Form 20-F
period 2019-12-31
UBS Group AG; UBS AG
filed 2020-03-03
CIK 1610520, 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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
Please see page 5.

Indicate the number of outstanding shares of each of each issuer’s classes of capital or common stock as of 31 December 2019:

UBS Group AG

Ordinary shares, par value CHF 0.10 per share:

3,859,055,395 ordinary shares

(including 243,021,296treasury shares)

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

Item 17 o	Item 18 o

If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act)

Yes o	No ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

UBS Group AG
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares (par value of CHF 0.10 each)	UBS	New York Stock Exchange
UBS AG
Title of each class	Trading symbol(s)	Name of each exchange on which registered
UBS AG FI Enhanced Large Cap Growth ETN due June 19, 2024	FBGX	NYSE Arca
UBS AG FI Enhanced Europe 50 ETN due February 12, 2026	FIEE	NYSE Arca
UBS AG FI Enhanced Global High Yield ETN due March 3, 2026	FIHD	NYSE Arca
E-TRACS Linked to the UBS Bloomberg CMCI Food Total Return due April 5, 2038	FUD	NYSE Arca
E-TRACS Linked to the UBS Bloomberg CMCI Agriculture Total Return due April 5, 2038	UAG	NYSE Arca
E-TRACS Linked to the UBS Bloomberg CMCI Total Return due April 5, 2038	UCI	NYSE Arca
E-TRACS Linked to the UBS Bloomberg CMCI Total Return Series B due April 5, 2038	UCIB	NYSE Arca
E-TRACS Linked to the UBS Bloomberg CMCI Gold Total Return due April 5, 2038	UBG	NYSE Arca
E-TRACS Linked to the UBS Bloomberg CMCI Silver Total Return due April 5, 2038	USV	NYSE Arca
E-TRACS Linked to the Bloomberg Commodity Index Total ReturnSM due October 31, 2039	DJCI	NYSE Arca
E-TRACS Linked to the Bloomberg Commodity Index Total ReturnSM Series B due October 31, 2039	DJCB	NYSE Arca
E-TRACS Linked to the Alerian MLP Infrastructure Index due April 2, 2040	MLPI	NYSE Arca
E-TRACS Linked to the Alerian MLP Infrastructure Index Series B due April 2, 2040	MLPB	NYSE Arca
E-TRACS Linked to the Alerian Natural Gas MLP Index due July 9, 2040	MLPG	NYSE Arca
E-TRACS Linked to the Wells Fargo® Business Development Company Index due April 26, 2041	BDCS	NYSE Arca
E-TRACS Linked to the Wells Fargo® Business Development Company Index Series B due April 26, 2041	BDCZ	NYSE Arca
2×Leveraged Long E-TRACS Linked to the Wells Fargo® Business Development Company Index due May 24, 2041	BDCL	NYSE Arca
2×Leveraged E-TRACS Linked to the Wells Fargo® Diversified Business Development Company Index Series B due October 21, 2049	BDCY	NYSE Arca
ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN due May 22, 2042	DVYL	NYSE Arca

ETRACS 2xMonthly Leveraged Alerian MLP Infrastructure Index ETN Series B due February 12, 2046	MLPQ	NYSE Arca
ETRACS Monthly Pay 2xLeveraged S&P Dividend ETN due May 22, 2042	SDYL	NYSE Arca
ETRACS Alerian MLP Index ETN due July 18, 2042	AMU	NYSE Arca
ETRACS Alerian MLP Index ETN Series B due July 18, 2042	AMUB	NYSE Arca
ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN due October 16, 2042	MORL	NYSE Arca
ETRACS Monthly Pay 2xLeveraged Mortgage REIT ETN Series B due October 16, 2042	MRRL	NYSE Arca
ETRACS Monthly Pay 2xLeveraged Diversified High Income ETN due November 12, 2043	DVHL	NYSE Arca
ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN Series B due December 10, 2043	CEFZ	NYSE Arca
ETRACS Monthly Pay 2xLeveraged Closed-End Fund ETN due December 10, 2043	CEFL	NYSE Arca
ETRACS 2xLeveraged Long Wells Fargo Business Development Company Index ETN Series B due May 24, 2041	LBDC	NYSE Arca
ETRACS Monthly Pay 2xLeveragedWells FargoMLP Ex-Energy ETN Series B due October 21, 2049	LMLB	NYSE Arca
ETRACS Monthly Pay 2xLeveraged Wells Fargo MLP Ex-Energy ETN due June 24, 2044	LMLP	NYSE Arca
ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN due September 30, 2044	HDLV	NYSE Arca
ETRACS Monthly Pay 2xLeveraged US Small Cap High Dividend ETN due February 6, 2045	SMHD	NYSE Arca
ETRACS 2xMonthly Pay Leveraged US Small Cap High Dividend ETN Series B due November 10, 2048	SMHB	NYSE Arca
ETRACS Monthly Reset 2xLeveraged ISE Exclusively Homebuilders ETN due March 13, 2045	HOML	NYSE Arca
ETRACS Monthly Pay 2xLeveraged MSCI US REIT index ETN due May 5, 2045	LRET	NYSE Arca
ETRACS 2xMonthly Leveraged S&P MLP Index ETN Series B due February 12. 2046	MLPZ	NYSE Arca
ETRACS S&P GSCI Crude Oil Total Return Index ETN due February 22, 2046	OILX	NYSE Arca
ETRACS ProShares Daily 3x Long Crude ETN linked to the Bloomberg WTI Crude Oil Subindex ER due January 4, 2047	WTIU	NYSE Arca
ETRACS ProShares Daily 3x Inverse Crude ETN linked to the Bloomberg WTI Crude Oil Subindex ER due January 4, 2047	WTID	NYSE Arca
ETRACS 2xMonthly Pay Leveraged Preferred Stock Index ETN due September 25, 2048	PFFL	NYSE Arca
ETRACS NYSE® Pickens CoreMidstream™ Index ETN due August 20, 2048	PYPE	NYSE Arca
VelocitySharesTM 1X Long VSTOXX Futures ETN linked to the VSTOXX Short-Term Futures Investable Index due May 3, 2047	EVIX	Cboe
VelocitySharesTM 1X Daily Inverse VSTOXX Futures ETN linked to the VSTOXX Short-Term Futures Inverse Investable Index due May 3, 2047	EXIV	Cboe
ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN Series B due October 21, 2049	HDLB	NYSE Arca

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation, including Interest Rate Benchmark Reform, and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the UK’s exit from the EU; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks or other cybersecurity disruptions, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2019. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Cross-reference table

Set forth below are the respective items of SEC Form 20-F, and the locations in this document where the corresponding information can be found.

  Annual Report refers to the Annual Report 2019 of UBS Group AG and UBS AG annexed hereto, which forms an integral part hereof.
  Supplement refers to certain supplemental information contained in this forepart of the Form 20-F, starting on page 13 following the cross-reference table.
  Financial Statements refers to the consolidated financial statements of either UBS Group AG or UBS AG, or both, depending upon the context, contained in the Annual Report.

In the cross-reference table below, page numbers refer to either the Annual Report or the Supplement, as noted.

Please see page 6 of the Annual Report for definitions of terms used in this Form 20-F relating to UBS.

Form 20-F item	Response or location in this filing

Item 1. Identity of Directors, Senior Management and Advisors.	Not applicable.
Item 2. Offer Statistics and Expected Timetable.	Not applicable.
Item 3. Key Information
A – Selected Financial Data	Annual Report, Selected Financial Data (682-685 and 705-708), Statement of changes in equity (304-307 and 490-493) and UBS shares (197).
B – Capitalization and Indebtedness.	Not applicable.
C – Reasons for the Offer and Use of Proceeds.	Not applicable.
D – Risk Factors.	Annual Report, Risk factors (60-70).
Item 4. Information on the Company.
A – History and Development of the Company

1-3: Annual Report, Corporate information and Contacts (7). The registrants' agent is David Kelly, 600 Washington Boulevard, Stamford, CT  06901.

4: Annual Report, Our evolution (14-15); Our strategy (18); Our businesses (20-30); Note 32 to each set of Financial Statements (Changes in organization and acquisitions and disposals of subsidiaries and businesses) (464-465 and 651-652)

5: Refer to our management discussion and analysis for a description of material acquisitions and divestitures in Annual Report, Our businesses (20-30), as applicable, Note 15 to each set of Financial Statements (Property, equipment and software) (372 and 558) and Note 32 to each set of Financial Statements (Changes in organization and acquisitions and disposals of subsidiaries and businesses) (464-465 and 651-652).

6-7: Nothing to disclose.

8: Annual Report, Information sources (732).

B – Business Overview.

1, 2 and 5: Annual Report, Our strategy, business model and environment (18-70), Note 2a to each set of Financial Statements (Segment reporting) (347-350 and 534-537) and Note 2b to each set of Financial Statements (Segment reporting by geographic location) (351 and 538). See also Supplement (13).

3: Seasonal characteristics (83).

4: Not applicable.

6: None.

7: Information as to the basis for these statements normally accompanies the statements, except where marked in the report as a statement based upon publicly available information or internal estimates, as applicable.

8: Regulation and supervision (49-53)  and  Regulatory and legal developments (54-59).

Supplement (14).

C – Organizational Structure.	Annual Report, Our evolution (14-15) and Note 31 to each set of Financial Statements (Interests in subsidiaries and other entities) (458-463 and 645-650).
D – Property, Plant and Equipment.

Annual Report, Property, plant and equipment (686 and 709), Note 15 to each set of Financial Statements (Property, equipment and software) (372 and 558), Note 33 to each set of Financial Statements (Finance lease receivables)  (466 and 653).

Information required by Industry Guide 3	Annual Report, Information required by industry guide 3 (687-703 and 710-726) and Selected financial data (682-685 and 705-708).
Item 4A. Unresolved Staff Comments.	None.
Item 5. Operating and Financial Review and Prospects.
A – Operating Results.

Annual Report, Our key figures (8),  UBS AG consolidated key figures (476), Performance targets and measurement (19), Group performance (75-84), financial and operating performance by business division and Corporate Center (85-102), Note 2a to each set of Financial Statements (Segment reporting) (347-350 and 534-537), Currency management (173),  Capital management (175-199),  Risk factors (60-70), Our environment (31-34), Note 28 to each set of Financial Statements (Hedge Accounting) (430-435 and 617-622), Regulatory and legal developments (54-59), Significant accounting and financial reporting changes (73-74), Note 1 to each set of Financial Statements (Summary of significant accounting policies) (311-346 and 498-533) and Note 32 to each set of Financial Statements (Changes in organization and acquisitions and disposals of subsidiaries and businesses) (464-465 and 651-652).

B – Liquidity and Capital Resources.

Annual Report, Risk factors (60-70),  Group performance (75-84), financial and operating performance by business division and Corporate Center (85-102), Seasonal characteristics (83), Interest rate risk in the banking book (143-146), Balance sheet, liquidity and funding management (156-169), Currency management (173), Cash flows (174), Capital management (175-199),  Note 26a to each set of Financial Statements (Restricted financial assets) (426-427 and 612-613), Note 13 (Financial assets at fair value not held for trading) (371 and 557), Note 14 (Financial assets measured at fair value through other comprehensive income) (372 and 558), and Note 17a (Other financial assets measured at amortized cost) (376 and 562), Note 11 to each set of Financial Statements (Derivative instruments) (365-370 and 551-556), Note 19 to each set of Financial Statements (Debt issued designated at fair value) (377 and 563), Note 20 to each set of Financial Statements (Debt issued measured at amortized cost) (378-379 and 564-565), Short-term borrowings (694 and 717), Property, Plant and Equipment (686 and 709), Note 15 to each set of Financial Statements (Property, equipment and software) (372 and 558), Note 28 to each set of Financial Statements (Hedge Accounting) (430-435 and 617-622), Note 33 to each set of Financial Statements (Finance lease receivables)  (466 and 653).

Liquidity and capital management is undertaken at UBS as an integrated asset and liability management function.  While we believe our 'working capital' is sufficient for the company's present requirements, it is our opinion that, as a bank, our liquidity coverage ratio (LCR) is the more relevant measure.  For more information see, Annual Report, Risk, treasury and capital management, Liquidity coverage ratio (159).

C—Research and Development, Patents and Licenses, etc.	Not applicable.
D—Trend Information.

Annual Report, Our businesses (20-30), Our environment (31-34), Regulatory and legal developments (54-59), Risk factors (60-70), Financial and operating performance (72-102) and Top and emerging risks (108).

E—Off-Balance Sheet Arrangements.

Annual Report, Off-balance sheet (170-172),  Note 31c) to each set of Financial Statements (Interests in unconsolidated structured entities) (461-463 and 648-650), Note 26 to each set of Financial Statements (Restricted and transferred financial assets) (426-428 and 614-616) and Note 33 to each set of Financial Statements (Finance lease receivables)  (466 and 653).

F—Tabular Disclosure of Contractual Obligations.	Annual Report, Contractual obligations (172). Finance lease obligations disclosed together with operating leases as "Lease obligations", as it is not material enough to breakout separately.
Item 6. Directors, Senior Management and Employees.
A – Directors and Senior Management.	1, 2 and 3: Annual Report, Board of Directors (214-220) and Group Executive Board (230-236). 4, 5: None.

B – Compensation.

1: Annual Report, Compensation (242-287), Note 30 to each set of Financial Statements (Employee benefits: variable compensation) (450-457 and 638-644) and Note 35 to each set of Financial Statements (Related parties) (467-468 and 654-656).

2: Annual Report, Note 29 to each set of Financial Statements (Pension and other post-employment benefit plans) (436-449 and 623-637).

C – Board practices.

1: Annual Report, Board of Directors (213-228). The term of office for members of the Board of Directors and its Chairman expires after completion of the next Annual General Meeting. The next Annual General Meeting is scheduled on 29 April 2020.

2: Annual Report, Compensation (242-288) and Note 35 to each set of Financial Statements (Related parties) (467-468 and 654-656).

3: Annual Report, Corporate Governance and Compensation (202-203), Audit committee (223) and Compensation Committee (224).

Refer to the Supplement (18) for information on UBS AG's Board of Directors' executive sessions.

D—Employees.	Annual Report, Employees (43-44).
E—Share Ownership.

Annual Report, Compensation (242-288), Note 30 to each set of Financial Statements (Employee benefits: variable compensation) (450-457 and 638-644) and Note 35b to each set of Financial Statements (Equity holdings of key management personnel)  (467 and 654).

Item 7. Major Shareholders and Related Party Transactions.
A—Major Shareholders.

Annual Report, Group structure and shareholders (204-205),  Share capital structure (206-210) and Voting rights, restrictions and representation (211).

The number of shares of UBS Group AG held by the respective shareholders listed on page 205 of the Annual Report registered in the UBS share register with 3% or more of total share capital as of 31 December 2019 is as follows:

	Shareholder	Number of shares held
	Chase Nominees Ltd., London	422,341,278
	DTC (Cede & Co.), New York	292,085,340
	Nortrust Nominees Ltd., London	189,027,452
	The number of shares of UBS AG held by UBS Group AG as of 31 December 2019 was 3,858,408,466 shares.
B—Related Party Transactions.

Annual Report, Loans granted to GEB members (286), Loans granted to BoD members (286)  and  Note 35 to each set of Financial Statements (Related parties)  (467-468 and 654-656).

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

Item 8. Financial Information.
A—Consolidated Statements and Other Financial Information.

1, 2, 3, 4, 6: Please see Item 18 of this Form 20-F.

5: Not applicable.

7: Information on material legal and regulatory proceedings is in Note 21 to each set of Financial Statements (Provisions and contingent liabilities) (380-388 and 566-574).

For developments during the year, please see also the note Provisions and contingent liabilities in the Financial Information section in our respective quarterly reports for the First, Second and Third Quarters 2019, filed on Forms 6-K dated April 25, 2019 (UBS Group AG) and April 30, 2019 (UBS AG), July 23, 2019 (UBS Group AG) and July 26, 2019 (UBS AG) and October 22, 2019 (UBS Group AG) and October 25, 2019 (UBS AG), respectively; as well as the Provisions and contingent liabilities section in the Fourth Quarter 2019 Report, filed on Form 6-K dated January 21, 2020. The disclosures in each such Quarterly Report speak only as of their respective dates.

8: Annual Report, Letter to Shareholders (2-5), Shareholder returns (42), Our strategy, Driving increasing returns, Priority VII (18), Dividend Distribution (173), Distributions to shareholders (209).

B—Significant Changes.	Annual Report, Note 1 to each set of Financial Statements (Summary of significant accounting policies) (311-346 and 498-533)).
Item 9. The Offer and Listing.
A – Offer and Listing Details.

1, 2, 3, 5, 6, 7: Not applicable.

4: Listing of UBS Group AG shares are listed on the New York Stock Exchange under the symbol UBS and on the Swiss SIX Exchange under the symbol UBSG, Group structure and shareholders (204-205) and Share capital structure (206-210).

B—Plan of Distribution.	Not applicable.
C—Markets.	Annual Report, Listing of UBS Group AG shares (199).
D—Selling Shareholders.	Not applicable.
E—Dilution.	Not applicable.
F—Expenses of the Issue.	Not applicable.
Item 10. Additional Information.
A—Share Capital.	Not applicable.
B—Memorandum and Articles of Association.

Annual Report, Elections and terms of office (221), Share  capital structure (206-210),  Organizational principles and structure (221), Shareholders' participation rights (211-212), Significant shareholders (204-205), Change of control and defense measures (237), Board of Directors (213-228), Compensation governance (265-266) and Board of Directors Compesnation (273-275).

Supplement (15-20).

C—Material Contracts.

The Terms & Conditions of the several series of capital instruments issued to date, and to be issued pursuant to Deferred Capital Contingent Plans, are exhibits 4.1 through 4.19 to this Form 20-F. These notes are described under Capital and other instruments contributing to our total loss-absorbing capacity on page 177 of the Annual Report and Our deferred compensation planson page 259 of the Annual Report.

The settlement agreements and orders filed as exhibits 4.20 through 4.24 are described in item 5 (Foreign exchange, LIBOR and benchmark rates, and other trading practices) of Note 21 (Provisions and contingent liabilities) to each set of Financial Statements 380-388 and 566-574.

The Asset Transfer Agreement by which certain assets and liabilities of UBS AG were transferred to UBS Switzerland AG is filed as Exhibit 4.25, and is described under Joint liability of UBS Switzerland AG on page 662 of the Annual Report.

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

I—Subsidiary Information.	Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information About Market Risk.	Annual Report, Market risk (138-147).
(b) Qualitative Information About Market Risk.	Annual Report, Market risk (138-147).
(c) Interim Periods.	Not applicable.
Item 12. Description of Securities Other than Equity Securities.
A – Debt Securities	Not applicable.
B – Warrants and Rights	Not applicable.
C – Other Securities	Not applicable.
D – American Depositary Shares	Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies.

There has been no material default in respect of any indebtedness of UBS or any of its significant subsidiaries or any arrearages of dividends or any other material delinquency not cured within 30 days relating to any preferred stock of UBS Group AG or any of its significant subsidiaries.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	None.
Item 15. Controls and Procedures.
(a) Disclosure Controls and Procedures	Annual Report, US disclosure requirements (241), and Exhibit 12 to this Form 20-F.
(b) Management’s Annual Report on Internal Control over Financial Reporting	Annual Report, Management’s reports on internal control over financial reporting (292 and 478).
(c) Attestation Report of the Registered Public Accounting Firm	Annual Report, Reports of Independent Registered Public Accounting Firm (293-294 and 479-480).
(d) Changes in Internal Control over Financial Reporting	None.

Item 15T. Controls and Procedures.	Not applicable.
Item 16A. Audit Committee Financial Expert.

Annual Report, Audit Committee (223) and Differences from corporate governance standards relevant to US-listed companies (220-221).

All Audit Committee members have accounting or related financial management expertise and in compliance with the rules established pursuant to the US Sarbanes-Oxley Act of 2002, at least one member, the Chairperson Jeremy Anderson, qualifies as a financial expert.

Item 16B. Code of Ethics.

Annual Report, Code of Conduct and Ethics (46). UBS's Code of Conduct and Ethics ("the Code") is published on our website under https://www.ubs.com/code.

The Code is regularly reviewed to make sure it is consistent with the rest of UBS's policies, as well as the law. The current Code published in May 2019 reflects minor changes on pages 6, 7 and 15 compared to the previous version:

  Strengthening of language around fair dealing and competition;
  Clarification on tax matters and on the threshold of reporting violations to authorities;
  Re-write of the whistleblowing section to reflect current process and language;
  Change to "Questions about the Code" to reflect the role and responsibility of GCRG.

The UBS Code of Business Conduct does not include a waiver option , and no waiver from any provision of the Code was granted to any employee in 2019.

Item 16C. Principal Accountant Fees and Services.	Annual Report, Auditors (238-239). None of the non-audit services so disclosed were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees.	Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Annual Report, Treasury share purchases (198).

On 22 January 2018, UBS Group AG announced its intention to buy back its own registered shares over the following three years starting from March 2018, amounting to a maximum of CHF 2 billion.

Item 16F. Changes in Registrant’s Certifying Accountant.	Not applicable.
Item 16G. Corporate Governance.	Annual Report, Differences from corporate governance standards relevant to US-listed companies (202-203).
Item 16H. Mine Safety Disclosure.	Not applicable.
Item 17. Financial Statements.	Not applicable.
Item 18. Financial Statements.	Annual Report, Consolidated financial statements (306-674), Significant regulated subsidiary and sub-group information (676-677) and Additional regulatory information (681-726).
Item 19. Exhibits	Supplement (23-24).

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

The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of the regional Presidents. Certain revenues, such as those related to Non-core and Legacy Portfolio within Corporate Center, are managed at a Group level. These revenues are included in the Global  column.

USD billion

Business Division	FY	Americas	Asia Pacific	EMEA	Switzerland	Global	Total
Global Wealth Management	2019	9.1	2.2	3.4	1.6	0.1	16.4
	2018[1]	9.1	2.4	3.6	1.6	0.1	16.8
	2017[1]	8.7	2.3	3.5	1.6	0.0	16.1
Personal & Corporate Banking	2019	0.0	0.0	0.0	3.7	0.0	3.7
	2018[1]	0.0	0.0	0.0	4.2	0.0	4.2
	2017[1]	0.0	0.0	0.0	3.8	0.0	3.8
Asset Management	2019	0.5	0.4	0.4	0.6	(0.0)	1.9
	2018[1]	0.5	0.4	0.3	0.7	(0.1)	1.9
	2017[1]	0.5	0.4	0.5	0.8	(0.1)	2.1
Investment Bank	2019	2.5	2.1	2.0	0.8	(0.1)	7.3
	2018[1]	3.0	2.1	2.3	0.7	(0.1)	8.0
	2017[1]	2.8	2.1	2.1	0.7	(0.1)	7.7
Corporate Center	2019	0.0	0.0	0.0	0.0	(0.4)	(0.4)
	2018[1]	0.0	0.0	0.0	0.0	(0.6)	(0.6)
	2017[1]	0.0	0.0	0.0	0.0	(0.1)	(0.1)
Group	2019	12.0	4.7	5.8	6.7	(0.4)	28.9
	2018[1]	12.6	4.9	6.2	7.2	(0.7)	30.2
	2017[1]	12.0	4.8	6.1	6.9	(0.2)	29.6

1  Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to "Note 1b Changes in accounting policies, comparability and other adjustments" and "Note 2b Segment reporting by geographic location" in the "Consolidated financial statements" section of Annual Report 2019 for more information.

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

UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities. However, UBS maintains one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals (SDNs) blocked or otherwise restricted under US or Swiss law. The corrected gross revenues for this UN- related account in 2018 were approximately USD 44,757.50. In 2019, the gross revenues for this UN-related account were approximately USD 29,347.91. We do not allocate expenses to specific client accounts in a way that enables us to calculate net profits with respect to any individual account. UBS AG intends to continue maintaining this account pursuant to the conditions it has established with the Swiss Government and consistent with its Group Sanctions Policy. UBS also maintains a rental surety (effectively a rental security deposit) account in relation to the Government of Iran's UN Mission premises in Geneva; there were no revenues for this account.

As previously reported, UBS had certain outstanding legacy trade finance arrangements issued on behalf of Swiss client exporters in favor of their Iranian counterparties. In February 2012 UBS ceased accepting payments on these outstanding export trade finance arrangements and worked with the Swiss government who insured these contracts (Swiss Export Risk Insurance "SERV"). On December 21, 2012, UBS and the SERV entered into certain Transfer and Assignment Agreements under which SERV purchased all of UBS's remaining receivables under or in connection with Iran-related export finance transactions. Hence, the SERV is the sole beneficiary of said receivables. There was no financial activity involving Iran in connection with these trade finance arrangements in 2019, and no gross revenue or net profit.

In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian bank.   This account was established prior to the US designation of this bank and maintained due to the existing trade finance arrangements.  In 2007, following the designation of the bank pursuant to sanctions issued by the US, UN and Switzerland, the account was blocked under Swiss law and remained subject to blocking requirements until January 2016. Client assets as of December 2019 were USD 3,169.92. There have been no transactions involving this account other than in general account fees. The gross revenues to report for 2019 are USD 9.69.

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

Retirement of Board members

There is no age-limit requirement for retirement of the members of the BoD. The term of office for each Board member is one year, and no Board member may serve for more than 10 consecutive terms of office. In exceptional circumstances the Board can extend this limit.

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

UBS AG was incorporated and registered as a corporation limited by shares (Aktiengesellschaft) under the laws of Switzerland. It is entered into the commercial registers of Canton Zurich and Canton Basel-City under the registration number CHE-101.329.561 and has registered domiciles in Zurich and Basel, Switzerland. The business purpose of UBS AG, as set forth in article 2 of its Articles of Association, is the operation of a bank, with a scope of operations extending to all types of banking, financial, advisory, trading and service activities in Switzerland and abroad. UBS AG is a wholly owned subsidiary of UBS Group AG.

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

The Swiss Withholding Tax Act was amended. Since 1 January 2020 Swiss companies listed on a Swiss stock exchange such as UBS Group AG can repay reserves from capital contributions to their shareholders without deduction of Swiss withholding tax only if they distribute at least the same amount of taxable dividends. For this reason UBS Group AG pays half of the dividend from capital contribution reserves and half of the dividend from taxable dividends which is subject to 35% Swiss withholding tax.

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

Item 19.  Exhibits.

Exhibit number	Description
1.1	Articles of Association of UBS Group AG dated 5 March 2019.
1.2	Articles of Association of UBS AG dated 26 April 2018.
1.3	Organization Regulations of UBS Group AG dated 1 May 2019.
1.4	Organization Regulations of UBS AG dated 1 May 2019.
2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS Group AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
2(d)	Description of securities registered under Section 12 or the Securities Exchange Act of 1934
4.1

Fiscal agency agreement dated 17 August 2012 between UBS AG, acting through its Stamford Branch, and U.S. Bank N.A. (Incorporated by reference to Exhibit 4.2 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2012)

4.2

Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 12 February 2026, issued 13 February 2014. (Incorporated by reference to Exhibit 4.3 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2013)

4.3

Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 2024, issued 15 May 2014. (Incorporated by reference to Exhibit 4.3 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)

4.4

Terms and Conditions of USD 1.25 billion 7% Tier 1 Subordinated Notes issued by UBS Group AG on 19 February 2015. (Incorporated by reference to Exhibit 4.4 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)

4.5

Terms and Conditions of EUR 1 billion 5.75% Tier 1 Subordinated Notes issued by UBS Group AG on 19 February 2015. (Incorporated by reference to Exhibit 4.6 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)

4.6

Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2014/15. (Incorporated by reference to Exhibit 4.9 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2017)

4.7

Terms and Conditions of USD 1.575 billion Tier 1 Subordinated Notes issued by UBS Group AG on 7 August 2015. (Incorporated by reference to Exhibit 4.8 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2015)

4.8

Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2015/16. (Incorporated by reference to Exhibit 4.11 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2017)

4.9

Terms and Conditions of USD 1.5 billion 6.875% Tier 1 Subordinated Notes issued by UBS Group AG on 21 March 2016. (Incorporated by reference to Exhibit 4.10 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2016)

4.10

Terms and Conditions of USD 1.1 billion 7.125% Tier 1 Subordinated Notes issued by UBS Group AG on 10 August 2016. (Incorporated by reference to Exhibit 4.11 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2016)

4.11

Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2016/17. (Incorporated by reference to Exhibit 4.14 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2017)

4.12

Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2017/18. (Incorporated by reference to Exhibit 4.15 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2017)

23

4.13

Terms and Conditions of USD 2 billion 5.0% Tier 1 Subordinated Notes issued on 31 January 2018 by UBS Group AG (originally issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG, migrated to UBS Group AG as issuer on 11 October 2019). (Incorporated by reference to Exhibit 4.16 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2017)

4.14

Terms and Conditions of SGD 700 million 5.875% Tier 1 Subordinated Notes issued on 28 November 2018 by UBS Group AG (originally issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG, migrated to UBS Group AG as issuer on 11 October 2019). (Incorporated by reference to Exhibit 4.17 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2018)

4.15

Terms and Conditions of USD 2.5 billion 7.00% Tier 1 Subordinated Notes issued on 31 January 2019 by UBS Group AG (originally issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG, migrated to UBS Group AG as issuer on 11 October 2019). (Incorporated by reference to Exhibit 4.18 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2018)

4.16

Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2018/19. (Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2018)

4.17	Terms and Conditions of AUD 700 million 4.375% Tier 1 Subordinated Notes issued on 27 August 2019 by UBS Group AG.
4.18	Terms and Conditions of SGD 750 million 4.85% Tier 1 Subordinated Notes issued on 04 September 2019 by UBS Group AG.
4.19	Terms and Conditions of CHF 275 million 3.00% Tier 1 Subordinated Notes issued on 13 November 2019 by UBS Group AG.
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

Please see Note 31 to each set of Financial Statements (Interests in subsidiaries and other entities), on pages 458-463 and 645-650 of the Annual Report.

12	The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).
13	The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).
15.1	Consent of Ernst & Young Ltd. with respect to UBS Group AG.
15.2	Consent of Ernst & Young Ltd. with respect to UBS AG.
101	Interactive Data Files (sections of the Annual Report formatted in XBRL (Extensible Business Reporting Language)). Furnished electronically herewith.

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

Title: Chief Financial Officer

_/s/ Todd Tuckner_________________

Name: Todd Tuckner

Title: Group Controller and Chief Accounting

          Officer

Date: March 3, 2020

UBS Group AG and UBS AG

Annual Report 2019

Our external reporting approach

The scope and content of our external reports are determined by Swiss legal and regulatory requirements, accounting standards, relevant stock and debt listing rules, including regulations promulgated by FINMA, the SIX Swiss Exchange, the US Securities and Exchange Commission and other regulatory requirements, as well as by our financial reporting policies.

At the center of our external reporting approach is the annual report of UBS Group AG, which consists of disclosures for UBS Group AG and its consolidated subsidiaries. We also provide a combined annual report for UBS Group AG and UBS AG consolidated, which additionally includes the consolidated financial statements of UBS AG as well as supplemental disclosures required under SEC regulations and is the basis for our SEC Form 20-F filing.

Annual reporting

UBS Annual Reports

The 2019 Annual Reports (UBS Group AG Annual Report 2019 and the combined UBS Group AG and UBS AG Annual Report 2019) include the consolidated financial statements of UBS Group AG and UBS AG, respectively, and provide comprehensive information about our firm, including our strategy and businesses, financial and operating performance and other key information. The reports are presented in US dollars, our presentation currency. The UBS Group AG Annual Report 2019 is translated into German, with the German translation available as of 13 March 2020 under “Annual reporting” at www.ubs.com/investors.

The consolidated financial statements of UBS Group AG and UBS AG have been prepared in accordance with International Financial Reporting Standards (IFRS). The risk, treasury and capital management sections include certain audited financial information, which forms part of the consolidated financial statements. The Annual Reports also include the statutory financial statements of UBS Group AG, which are the basis for our Swiss tax return, our appropriation of retained earnings and a potential distribution of dividends, subject to shareholder approval at the Annual General Meeting.

We provide our combined Annual Report, the Pillar 3 report, the standalone legal entity reports and the sustainability report as web disclosures at www.ubs.com/investors.

Pillar 3 report

The Pillar 3 report provides detailed quantitative and qualitative information about risk, capital, leverage and liquidity for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated.

Standalone legal entity reports

We publish separate standalone legal entity reports for UBS AG and UBS Switzerland AG. Selected financial and regulatory key figures for these entities as well as for UBS Europe SE and UBS Americas Holding LLC are also included in our annual reports.

Sustainability report

The sustainability report (formerly called the GRI Document), which will be available from 5 March 2020, provides disclosures on environmental, social and governance factors for the UBS Group and includes the disclosures of non-financial information required by German law implementing EU Directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz, CSR-RUG).

Our Pillars are the foundation for everything we do.

Capital strength
Efficiency and effectiveness
Risk management

Our Principles are what we stand for as a firm.

Client focus
Excellence
Sustainable performance

Our Behaviors are what we stand for individually.

Integrity
Collaboration
Challenge

Our approach to long-term value creation

What we put into the equation

Input

Financial capital

- Common equity tier 1 (CET1) capital ratio: 13.7%.
- CET1 leverage ratio: 3.9%.
- Going concern leverage ratio: 5.7%.
- Total loss-absorbing capacity: USD 89.6 billion.
- CET1 capital: USD 35.6 billion.

Relationships and intellectual capital

- Strong brand with over 150 years of experience in banking.
- Presence in all major financial centers worldwide.
- Strong culture and strategy based on our Pillars, Principles and Behaviors.
- We have access to the majority of the world's billionaires.
- We spent more than 10% of our revenues (around USD 3.5 billion) on technology in 2019, including amounts spent on regulatory change programs and innovative solutions for our businesses and clients.

Human capital

- We foster a corporate culture that supports and engages employees.
- Our 69,966 employees (by headcount) work in 50 countries, are citizens of 136 nations and speak more than 150 languages.
- 39% women and 61% men, with an average of 8 years of service.
- 19% under 30 years old, 60% between 30 and 50, and 21% over 50 years old.

Social and natural capital

- Our UBS in society organization focuses our firm on being a force for driving positive change in society and the environment.
- Our comprehensive environmental and social risk standards govern client and vendor relationships and are enforced firm-wide.
- We invest in communities: our employees have valuable skills and knowledge, which they use to make a difference in their communities.
- UBS Optimus Foundation is an award-winning grant-making foundation that helps our clients use their wealth to drive positive and sustainable social change for children.
- We regularly contribute to debates about important societal topics and, in collaboration with other firms and industry bodies, help to set standards on these topics.

What we do

Business activities

Global Wealth Management
Personal & Corporate Banking

Catalyst: digitalization and innovation

ABCDE (automation, un-bundling, cloud, data, experience) trends drive the changes in how we operate.

Modernizing and modularizing technical estates leveraging new technologies, such as public cloud, microservices architecture, APIs, and front-to-back automation.

The results we deliver

Output

Asset Management

Investment Bank

Co-developing digital innovation and ecosystems through partnerships, research and innovation pipeline management, facilitated by centers of excellence.

Strengthening our digital culture and engineering approach through training, communications, and adopting new toolsets and agile ways of collaborating.

Investors
Our financial results

- Net profit attributable to shareholders: USD 4,304 million.
- Diluted earnings per share: USD 1.14.
- Return on CET1 capital: 12.4% (with a target of 12–15% for 2020–2022).
- Invested assets: USD 3,607 billion.
- Cost / income ratio was 80.5%, compared with 79.9% in 2018. We are targeting a cost / income ratio of 75–78% in 2020–2022.

Clients
The products and services we offer

- We build and strengthen client relationships through various platforms and offerings, such as UBS Evidence Lab Innovations, GWM platforms and WM Online portal, UBS Partner, we.trade, UBS Atrium and Mobile Banking.
- A broad range of well-designed products and services for clients' personal wealth and their businesses.
- Effective procedures and processes to handle complaints.

Employees
How we work at UBS

- We are committed to further increasing our diversity, treating our employees fairly and providing equal opportunities for all.
- We strive to hire, promote and retain more women across the firm, with a stated aspiration of increasing the representation of women in management roles to one-third.
- Our in-house UBS University offers customized training and skills development opportunities.
- We support employees' career growth; our new Career Navigator online platform supports the mobility of internal talent.
- Modern cloud-enabled virtual workstations and mobile technologies have been deployed.

Society and environment
What we deliver on sustainability

- USD 488.5 billion of sustainable investing assets (13.5% of our total invested assets). USD 3.9 billion of clients' assets in SDG-related impact investments.
- With a market share of 20.2% among asset and wealth managers offering sustainable investment solutions, we are a leading provider of such products in Switzerland.
- USD 52.7 billion of the total deal value in equity or debt capital market services and USD 34.5 billion in financial advisory services provided by our Investment Bank to companies that make a positive contribution to climate change mitigation and adaptation.
- In 2019, we donated USD 45.2 million to local programs. 38% of our employees volunteered and invested 202,784 hours in community projects.
- UBS Optimus Foundation raised USD 89.5 million in donations.

How our stakeholders benefit

Outcome

How our investors benefit

- Attractive capital returns to our shareholders. A dividend of USD 0.73 per share proposed for the financial year 2019. We aim to increase our ordinary dividend per share by USD 0.01 per year, and to return excess capital through share repurchases.
- Total payout ratio for 2019 will be 80%, combining the proposed dividend with our share repurchases of USD 806 million in 2019.
- We aim to balance growth opportunities with cost and capital efficiency in order to drive attractive risk-adjusted returns and sustainable performance.

How our clients benefit

- Sustaining long-term relationships based on mutual respect, trust and integrity. Access to outstanding, tailored advice, financial solutions and services from around the globe delivered by experts our clients can trust; superior investment performance.
- Improved satisfaction through the offering of suitable products and services.
- Services accessible through convenient digital banking portals, which enable our clients to bank at their convenience, and through our branches and presences in Switzerland and abroad.

How our employees benefit

- UBS is widely recognized as an employer of choice and a great place to build a career.
- Levels of employee satisfaction and engagement, as shown in our most recent employee survey, are above the norm for financial services organizations.
- A diverse and inclusive culture across the firm to drive sustainable growth and innovation and to build a better place to work for all employees.
- Support for leadership development, as great leaders are the key to growing our people, client relationships and results.
- Pay for performance, with a strong commitment to pay equity embedded into our compensation policies and practices.

How society and the environment benefit

- Total reduction of greenhouse gas footprint by 71% from the 2004 baseline year, targeting a 75% reduction by the end of 2020.
- We further reduced our carbon-related assets to less than 1% of our total banking products exposure and strengthened our standards in the energy and utilities sectors.
- More than 280,000 direct beneficiaries and 107,388 lives substantially improved as a result of our community investments.
- UBS Optimus Foundation committed USD 109.5 million to carefully selected programs.
- The well-being of 3.3 million vulnerable children around the world was improved with help of the work of UBS Optimus Foundation.

The impact we create

Impact

We are an integral part of the Swiss economy and broader society – not only as a leading universal bank, but also as the third biggest private employer and one of the top taxpayers.

We significantly contribute to the prosperity of the Swiss economy by providing efficient financial services, capital allocation, stability, security and reliability.

We aim to protect and increase the value of our clients' assets. Understanding our clients' needs and expectations allows us to serve their best interests and to create value for them.

In sustainable and impact investing, we set standards across the industry and constantly challenge ourselves and our peers to raise the bar.

Contents

2	Letter to shareholders
8	Our key figures
10	Our Board of Directors
12	Our Group Executive Board
14	Our evolution
1.	Our strategy, business model and environment
18	Our strategy
19	Performance targets and measurement
20	Our businesses
31	Our environment
35	How we create value for our stakeholders
49	Regulation and supervision
54	Regulatory and legal developments
60	Risk factors
2.	Financial and operating performance
72	Critical accounting estimates and judgments
73	Significant accounting and financial reporting changes
75	Group performance
85	Global Wealth Management
88	Personal & Corporate Banking
93	Asset Management
97	Investment Bank
101	Corporate Center

3.	Risk, treasury and capital management
105	Risk management and control
156	Treasury management
175	Capital management
4.	Corporate governance and compensation
202	Corporate governance
242	Compensation
5.	Consolidated financial statements
300	UBS Group AG consolidated financial statements
486	UBS AG consolidated financial statements
6.	Significant regulated subsidiary and sub-group information
676	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
7.	Additional regulatory information
681	UBS Group AG consolidated supplemental disclosures required under SEC regulations
704	UBS AG consolidated supplemental disclosures required under SEC regulations

Appendix

727	Alternative performance measures
729	Abbreviations frequently used in our financial reports
732	Information sources
733	Cautionary statement

Annual Report 2019
Letter to shareholders

Dear Shareholders,

Building on your positive feedback from the previous years, our shareholder letter for 2019 again answers a series of questions that we are regularly asked by different stakeholders of the bank.

What was the market context in 2019?

Even though equity markets reached all-time highs, sharp changes in macroeconomic and market conditions affected UBS and our clients. Interest rate headwinds intensified, with rate cuts in the US and further moves into negative territory in Europe. Contrary to more optimistic expectations at the start of the year, global GDP growth of just 3% was both substantially lower than had been forecast and the lowest since the 2007–2009 financial crisis. Faced with slowing global growth and persistent geopolitical concerns, many clients either de-risked, or simply stayed on the sidelines. Client activity was also negatively affected by historically low market volatility. Nevertheless, recession concerns abated in the US and investor sentiment improved in the final quarter.

How do you assess the financial performance of the Group in 2019?

In these mixed conditions we delivered a solid performance in 2019, closing the year with the best fourth quarter since 2010. Our net profit reached USD 4.3 billion and we delivered a 12.4% return on CET1 capital, competitive with American peers and well ahead of other large European banks. Clients continued to turn to us for high-quality advice and solutions to help them achieve their goals. We now manage over USD 3.6 trillion of their assets, up nearly a trillion in four years. Our capital position remains formidable, with a CET1 capital ratio of 13.7%. Our total loss-absorbing capacity increased to nearly USD 90 billion.

How much of your profits did you return to shareholders last year?

In 2019, we generated USD 5 billion of capital, bringing the total to USD 28 billion since 2011. Our proposed dividend of USD 0.73 per share for 2019 represents an increase of 6% compared with 2018 and is in addition to the USD 806 million of shares bought back under our repurchase program, helping increase our tangible book value per share by 6%. The sum of our 2019 proposed dividend and share repurchases is USD 3.4 billion, or 80% of our net profits, which is highly attractive compared to peers.

What actions are you taking in the French litigation case?

Management and the Board of Directors are completely focused on and committed to a resolution of the French cross-border matter. This is in the best interest of shareholders, and it will most likely take time to resolve the case. The trial at the Court of Appeal is scheduled for 2–29 June 2020, and a verdict is expected later in the year. We are preparing diligently for this trial. UBS denies any criminal wrongdoing in this case. Our provision for this matter remains at EUR 450 million (USD 505 million), unchanged from year-end 2018. We have published responses to questions frequently asked by shareholders, clients, employees and other stakeholders on this matter, which are available at www.ubs.com/investors.

What are the key growth opportunities you see going forward?

We are ideally positioned to take advantage of global mega-trends. As the largest truly global wealth manager to high net worth and ultra-high net worth clients, we are well positioned to benefit from these trends. Our business is based on wealth creation and helping clients manage their wealth and fulfil their goals, as well as advising on how they want to pass it on. Our billionaires report revealed that approximately 723 billionaires will transfer USD 3.5 trillion to their heirs over the next two decades. We have a strong presence in the US and Asia – two leading growth markets – along with the right people, the right investments in technology, and the capital strength to lead the wealth management industry. We are also a leading universal bank in Switzerland and we are determined to extend our lead. All this is enhanced by an investment bank that is strong in the areas where we choose to compete, and a successful asset manager.

We are delivering attractive returns in a responsible and sustainable way, while strategically investing for growth. Joint ventures, cross-selling and white-labelling are other growth opportunities. Examples in 2019 include exciting strategic partnerships with leading market players – Banco do Brasil in Brazil and Sumitomo Mitsui Trust in Japan. These are just some of the opportunities across our businesses that we are focused on. There are many others that you can read about in the pages of our annual report.

2

Sergio P. Ermotti Group Chief Executive Officer

Axel A. Weber Chairman of the Board of Directors

Annual Report 2019
Letter to shareholders

What are your priorities for 2020–2022?

We aim to drive higher and superior returns by growing each of our businesses and leveraging our unique, integrated and complementary business portfolio and geographic footprint. We have defined a number of priorities to help us achieve this in 2020–2022.

In Global Wealth Management, we will execute on several initiatives designed to accelerate our growth and elevate the quality and value of the service we deliver to our clients.

Our Investment Bank is well positioned to respond to changing market conditions and client needs and to better leverage our capabilities, including the technology investments we have made over the years.

Our Asset Management business will continue to build on its differentiated client offering for further growth, performance and scale.

In our Personal & Corporate Banking business in Switzerland, we will drive profitable growth through digital initiatives, services and efficiency gains.

Our business divisions are competitive in those fields that matter most to our clients, but they would not be as successful on a stand-alone basis. Therefore, a key priority is further embedding our one-firm approach across the Group. While we have successfully delivered our integrated business model for the benefit of many clients and shareholders, we can do more. We also remain committed to improving efficiency and productivity in 2020, keeping operating costs flat, while growing revenues and funding USD 1 billion in investments to meet regulatory requirements and improve efficiency. Continued investments in technology, platforms and risk management systems are crucial for growing our franchise, generating attractive returns in the future and improving client experience.

What are you doing to make sure UBS remains the most relevant global wealth manager?

Client needs are constantly evolving, and the pace of change is faster than ever. What has not and will not change is clients’ need for high-quality advice. This is where UBS excels and what makes our value proposition durable. We provide customized, nuanced, and personalized advice that helps our clients meet their individual financial goals, while improving their lives and generating impact that matters. Clients are increasingly looking to partner with a firm that creates value for society as a whole and helps them invest in areas and ideas that matter most to them. Our millennial clients are a good example of this. Many are restructuring their portfolios and using our advisory and product capabilities to do well financially while also doing good for the world around us. Technology plays another key part in this endeavor, helping us to deliver even more for our clients, empower our client-facing staff, including advisors, and make our infrastructure more agile and versatile and, as a result, increase productivity and quality of service.

What is UBS doing to provide sustainable finance opportunities for clients?

Sustainable finance has long been a firm-wide priority. The Dow Jones Sustainability Index, the most widely recognized sustainability ranking, recognized UBS as the industry leader for the fifth year running. This demonstrates our commitment to the growing demand for sustainable finance services and products across client segments. A key indicator is the development of our core sustainable investing assets, which have more than doubled in just two years, from 5.6% of total invested assets in 2017 to 13.5% in 2019. Our multi-asset sustainable investing solutions were our fastest-growing mandate offering, reaching over USD 9 billion in invested assets. We aim to create sustainable finance products and services firm wide that help clients channel capital to support the United Nations Sustainable Development Goals (the SDGs). We also offer advice from philanthropy experts to assist clients in making a meaningful and measurable difference for their chosen philanthropic causes.

How are you using technology to help drive value for clients and shareholders?

We invest in technology to improve our client service and client experience, as well as to improve the efficiency and scalability of our businesses. Technology affects every element of our value chain – from the way we communicate with, serve and advise our clients to how we manage risks and run our back office. This is why we invest over 10% of revenues per year in technology, which was around USD 3.5 billion in 2019. Last year we decommissioned over 400 legacy applications and deployed 1,100 robots across our organization. In our Swiss Personal & Corporate Banking business, for example, two-thirds of our clients interact with us through our digital banking facilities. In our corporate business, this number is even higher with almost 80% using our digital banking. These clients are more satisfied and, as a result, do more business with us. Data analytics allows client advisors to analyze data more efficiently and provide better, more timely advice. We are also using machine learning and artificial intelligence-powered engines to automate more complex tasks and allow for better and faster decision-making.

What kind of capital returns can we expect if you successfully execute on your strategy and priorities?

We continue to focus on sustainable performance. We hold ourselves accountable for delivering our targets by executing on our proven strategy in a disciplined manner, and avoiding opportunistic measures for the sake of short-term gain. We invest for the long term and aim to do the right thing for clients and the long-term health of the business. Over the next three years, our aim is to deliver at the upper end of our target range of between 12% and 15% reported return on CET1 capital, as announced in January 2020. Our goal is to balance revenue growth with both cost and capital efficiency.

Going forward, we intend to grow our dividend per share by USD 1 cent per year. This will give us greater capacity to return more capital through share repurchases. We expect to repurchase around USD 450 million worth of shares in the first half of 2020, completing our current CHF 2 billion repurchase program, and will assess our future repurchase plans in the second half of 2020.

What is UBS doing to develop the talent and leaders of tomorrow?

Our success relies on our long-standing commitment to investing in our employees at every career stage. We are widely recognized as an employer of choice and a great place to build a career. We believe the right strategy and a culture of ethical behavior and accountability drive strong performance. The three keys to success – our Pillars, Principles and Behaviors – embody the foundation of our strategy and culture. They define what we stand for as a firm and as individuals, while also defining the way we think, work and act at UBS. Our in-house UBS University updated its curriculum to emphasize future-skills development and personal growth for all employees, with a new digital skills syllabus that builds knowledge about topics such as blockchain, cloud computing, robotics and artificial intelligence. Furthermore, we revamped our leadership development offering to ensure our leaders have the skills they need to develop their businesses and their people, and to lead effectively in the digital transformation age. Finally, we foster a diverse and inclusive culture across the firm to drive sustainable growth and innovation, deliver the best of UBS to clients, and build a better place to work.

What is UBS doing to benefit stakeholders and society at large?

We believe that by keeping a healthy balance between the expectations of our most important stakeholder groups – clients, employees and investors – we are also creating value for society. Delivering tailored advice, top quality solutions and disciplined execution, while also addressing strategic opportunities, further improving the working environment and facilitating economic development that is sustainable for the planet and humanity – these actions are at the heart of our strategy. In 2019, we demonstrated this commitment by becoming a founding signatory of the United Nations Principles for Responsible Banking, a comprehensive framework for the integration of sustainability into banks’ business strategies. Our annual report contains a dedicated section on how we create value for all our stakeholders.

What are you doing to support the transition to a low-carbon economy?

We have been executing on our comprehensive climate strategy for many years. In 2019, our total core sustainable investments increased significantly to USD 488 billion from USD 313 billion in 2018, while, as part of this, our climate-related sustainable investments increased to USD 108 billion. This includes our recently launched and award-winning Climate Aware strategy, which reached over USD 3 billion in invested assets. To protect our own and our clients’ assets from climate-related risks, our exposure to carbon-related assets on our balance sheet continues to be low, at 0.8% or USD 1.9 billion as at the end of 2019, down from 1.6% at the end of 2018 and 2.8% at the end of 2017. Our goal is to be the financial partner of choice for clients who want to mobilize capital toward climate action and the Paris Agreement. For the World Economic Forum annual meeting in 2020, our white paper focused on climate action and the ways in which investors can mobilize private and institutional capital toward the orderly transition to a low-carbon economy.

How does UBS play a role and give back in the communities in which it operates?

We strive to use our skills to help communities grow and thrive. We recognize that our long-term success depends on the health and prosperity of the communities in which we operate. Our firm-wide UBS in society program covers all of the activities and capabilities related to sustainable finance, including sustainable investing, philanthropy, environmental, climate and human rights policies governing client and supplier relationships, our environmental footprint, human resources, and community investment. For example, we seek to tackle societal disadvantage through long-term investments in education and entrepreneurship, such as the Quality Education India Development Impact Bond. We provide strategic financial commitments and offer targeted employee volunteering to drive positive change. Directing these efforts toward skills-based volunteering, we aim to tackle local social issues in the most powerful and effective way. In 2019, 38% of our global workforce volunteered, with 48% of the hours being skills based.

You have announced that Ralph Hamers will be appointed Group Chief Executive Officer as of 1 November 2020. Can you explain your choice?

The Board made the decision to appoint Ralph Hamers as successor of Group CEO Sergio P. Ermotti following a thorough and rigorous selection process, reflecting the firm’s commitment to strong corporate governance. Ralph is a proven leader in banking and a strong cultural fit for UBS. Under his leadership, ING Group has implemented a fundamental shift in its operating model and is now considered one of the best examples of digital innovation in the banking sector. Ralph is a charismatic executive with the experience and personality to write UBS’s next chapter.

Thank you for your ongoing support. We look forward to your feedback and to welcoming you to this year’s Annual General Meeting on 29 April.

Yours sincerely,

Axel A. Weber                                Sergio P. Ermotti

Chairman of the                            Group Chief Executive Officer

Board of Directors

5

Corporate information

UBS Group AG is incorporated and domiciled in Switzerland and operates under Art. 620ff. of the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares. Its registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, telephone +41-44-234 11 11, and its corporate identification number is CHE-395.345.924. UBS Group AG was incorporated on 10 June 2014 and was established in 2014 as the holding company of the UBS Group. UBS Group AG shares are listed on the SIX Swiss Exchange and on the New York Stock Exchange (ISIN: CH0244767585; CUSIP: H42097107). UBS Group AG owns 100% of the outstanding shares in UBS AG.

UBS AG is incorporated and domiciled in Switzerland and operates under Art. 620ff. of the Swiss Code of Obligations as an Aktiengesellschaft, a corporation limited by shares. The addresses and telephone numbers of the two registered offices of UBS AG are: Bahnhofstrasse 45, CH-8001 Zurich, Switzerland, telephone +41-44-234 11 11; and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 50 50. The corporate identification number is CHE-101.329.561. UBS AG is a bank. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded in 1862) and Swiss Bank Corporation (founded in 1872) merged to form UBS AG.

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

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

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

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
https://www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US

+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469

TDD foreign shareholders
+1-201-680-6610

Corporate calendar UBS Group AG

Publication of the first quarter 2020 report:       Tuesday, 28 April 2020

Annual General Meeting 2020:                        Wednesday, 29 April 2020

Publication of the second quarter 2020 report: Tuesday, 21 July 2020

Publication of the third quarter 2020 report:     Tuesday, 20 October 2020

Corporate calendar UBS AG

Publication of the first quarter 2020 report:       Monday, 4 May 2020

Publication of the second quarter 2020 report: Friday, 24 July 2020

Publication of the third quarter 2020 report:     Friday, 23 October 2020

Additional publication dates of quarterly and annual reports will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors.

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com

Language: English

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Annual Report 2019

Our key figures

	As of or for the year ended
USD million, except where indicated	31.12.19	31.12.18	31.12.17
Group results
Operating income	28,889	30,213	29,622
Operating expenses	23,312	24,222	24,272
Operating profit / (loss) before tax	5,577	5,991	5,351
Net profit / (loss) attributable to shareholders	4,304	4,516	969
Diluted earnings per share (USD)[1]	1.14	1.18	0.25
Profitability and growth[2]
Return on equity (%)	7.9	8.6	1.8
Return on tangible equity (%)	9.0	9.8	2.0
Return on common equity tier 1 capital (%)	12.4	13.1	3.0
Return on risk-weighted assets, gross (%)	11.0	11.8	12.6
Return on leverage ratio denominator, gross (%)	3.2	3.3	3.3
Cost / income ratio (%)	80.5	79.9	81.6
Adjusted cost / income ratio (%)	78.9	79.5	78.2
Effective tax rate (%)	22.7	24.5	80.5
Net profit growth (%)	(4.7)	366.0	(71.1)
Resources
Total assets	972,183	958,489	939,279
Equity attributable to shareholders	54,533	52,928	52,495
Common equity tier 1 capital[3]	35,582	34,119	33,516
Risk-weighted assets[3]	259,208	263,747	243,636
Common equity tier 1 capital ratio (%)[3]	13.7	12.9	13.8
Going concern capital ratio (%)[3]	20.0	17.5	17.6
Total loss-absorbing capacity ratio (%)[3]	34.6	31.7	33.0
Leverage ratio denominator[3]	911,325	904,598	909,032
Common equity tier 1 leverage ratio (%)[3]	3.90	3.77	3.69
Going concern leverage ratio (%)[3]	5.7	5.1	4.7
Total loss-absorbing capacity leverage ratio (%)[3]	9.8	9.3	8.8
Liquidity coverage ratio (%)[4]	134	136	143
Other
Invested assets (USD billion)[5]	3,607	3,101	3,262
Personnel (full-time equivalents)[6]	68,601	66,888	61,253
Market capitalization[7]	45,661	45,907	68,477
Total book value per share (USD)[7]	15.08	14.35	14.11
Total book value per share (CHF)[7]	14.60	14.11	13.75
Tangible book value per share (USD)[7]	13.29	12.55	12.34
Tangible book value per share (CHF)[7]	12.87	12.33	12.03

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Performance targets and measurement” section of this report for more information about our performance targets.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    5 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    6 Personnel (full-time equivalents) as of 31 December 2019 has been amended compared with our fourth quarter 2019 report, resulting in a decrease of 61.    7 Refer to “UBS shares” in the “Capital management” section of this report for more information.

Alternative performance measures

An alternative performance measure (APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs, including adjusted results, in the discussion of the financial and operating performance of the Group, our business divisions and our Corporate Center. We use APMs to provide a fuller picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the appendix under “Alternative performance measures.” Our APMs may qualify as non-GAAP measures as defined by SEC regulations.

8

1

2

4

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.

Our Board of Directors

2. **Robert W. Scully**
Member of the Risk Committee

3. **Jeanette Wong**
Member of the Audit Committee

6. **David Sidwell**
Senior Independent Director/Chairperson of the Risk Committee/member of the Governance and Nominating Committee

7. **Fred Hu**
Member of the Compensation Committee

8. **Jeremy Anderson**
Chairperson of the Audit Committee/member of the Corporate Culture and Responsibility Committee/member of the Governance and Nominating Committee

9. **Julie G. Richardson**
Chairperson of the Compensation Committee/member of the Governance and Nominating Committee/member of the Risk Committee

10. **William C. Dudley**
Member of the Corporate Culture and Responsibility Committee/member of the Risk Committee

2
3
4
5
6
7
1
8
9
10
11
12

The Board of Directors (BoD) of UBS Group AG, under the leadership of the Chairman, consists of between 6 to 12 members as per our Articles of Association. The BoD decides on the strategy of the Group upon recommendation by the Group Chief Executive Officer (Group CEO) and is responsible for the overall direction, supervision and control of the Group and its management, as well as for supervising compliance with applicable laws, rules and regulations. The BoD exercises oversight over UBS Group AG and its subsidiaries and is responsible for establishing a clear Group governance framework to provide effective steering and supervision of the Group, taking into account the material risks to which UBS Group AG and its subsidiaries are exposed. The BoD has ultimate responsibility for the success of the Group and for delivering sustainable shareholder value within a framework of prudent and effective controls, approves all financial statements for issue and appoints and removes all Group Executive Board (GEB) members.

Our Group Executive Board

UBS Group AG operates under a strict dual board structure, as mandated by Swiss banking law, and therefore the BoD delegates the management of the business to the GEB. Under the leadership of the Group CEO, the GEB is comprised of 13 members and has executive management responsibility for the steering of the Group and its business. It assumes overall responsibility for developing and implementing the strategies of the Group, business divisions and Group functions, as approved by the BoD.

→   Refer to “Board of Directors” and “Group Executive Board” in the “Corporate governance” section of this report or to www.ubs.com/bod  and www.ubs.com/geb  for the full biographies of our BoD and GEB members

1. **Sergio P. Ermotti**
   Group Chief Executive Officer
2. **Christian Bluhm**
   Group Chief Risk Officer
3. **Markus U. Diethelm**
   Group General Counsel
4. **Iqbal Khan**
   Co-President Global Wealth Management
5. **Tom Naratil**
   Co-President Global Wealth Management and President UBS Americas
6. **Edmund Koh**
   President UBS Asia Pacific
7. **Kirt Gardner**
   Group Chief Financial Officer
8. **Suni Harford**
   President Asset Management
9. **Markus Ronner**
   Group Chief Compliance and Governance Officer
10. **Sabine Keller-Busse**
    Group Chief Operating Officer and President UBS Europe, Middle East and Africa
11. **Robert Karofsky**
    Co-President Investment Bank
12. **Axel P. Lehmann**
    President Personal & Corporate Banking and President UBS Switzerland
13. **Piero Novelli**
    Co-President Investment Bank

1
2
3
4
5
6
7
8
9
10
11
12
13

Our evolution

Since our origins in the mid-19th century, many financial institutions have become part of the history of our firm and have helped to shape its development. 1998 was a major turning point for the firm, when two of the then three largest banks in Switzerland, Union Bank of Switzerland and Swiss Bank Corporation (SBC), merged to form today’s UBS. At the time of the merger, both banks were already well established and successful in their own right. Union Bank of Switzerland had grown organically to become the largest Swiss bank. In contrast, SBC had grown mainly through a combination of strategic partnerships and acquisitions, including S.G. Warburg in 1995.

In 2000, we acquired PaineWebber, a US brokerage and asset management firm whose roots went back to 1879, establishing us as a significant player in the US. Over the past half century, we have also built a strong presence in the Asia Pacific region, where we are the largest wealth manager (measured by invested assets), a top-tier investment bank and an established player in asset management.

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

Today, we are a global financial services firm, consisting of the largest truly global wealth manager, a leading personal and corporate banking business in Switzerland, a global asset manager and a focused investment bank.

The chart on the next page provides an overview of our principal legal entities and reflects our legal entity structure.

→   Refer to www.ubs.com/history  for more information

The legal structure of the UBS Group as of 28 February 2020

Our strategy, business model and environment

Management report

Our strategy, business model and environment
Our strategy

Our strategy

We aim to drive higher and superior returns by growing and leveraging our unique, integrated and complementary business portfolio and geographic footprint.

UBS is the largest truly global wealth manager and a leading personal and corporate bank in Switzerland, with focused investment bank and asset management divisions. We concentrate on capital-efficient businesses in our targeted markets, where we have a strong competitive position and an attractive long-term growth or profitability outlook. We view capital strength as the foundation of our strategy.

In delivering all of UBS as one firm to our clients, we intend to: strengthen our leading client franchises and grow share; position UBS for growth by expanding our services and capabilities; drive greater efficiencies and scale; and further intensify collaboration for the benefit of our clients.

Driving increasing returns

We manage UBS for the long term, focusing on sustainable profit growth and responsible resource deployment. We aim to balance growth opportunities with cost and capital efficiency in order to drive attractive risk-adjusted returns and sustainable performance.

For the years 2020–2022, we have seven strategic priorities, which are outlined below.

Priority I We aim to increase profit before tax in our Global Wealth Management business by 10–15% and drive higher pre-tax margins by elevating our leading franchise. We are adjusting our coverage across the client spectrum to deliver more tailored services and solutions. We are reorganizing ourselves to be closer to clients, in order to increase time spent with them, empowering regions, improving our responsiveness and speed to market, as well as delivering on all of the firm’s capabilities through expanded strategic partnerships with the Investment Bank and Asset Management. Furthermore, we are expanding our product offering while becoming more efficient, leveraging scale through partnerships and optimizing processes to increase productivity.

Priority II In our Investment Bank, we intend to improve returns by driving profitable growth, by further optimizing resources and through collaboration. We will maintain our capital-light business model that is focused on advice and execution and leverages our digital capabilities. Together with our other business divisions and through external partnerships, we aim to deliver market-leading digital, research and banking capabilities to our clients, while consuming up to one-third of Group resources.

Priority III In Asset Management, we intend to capitalize on our differentiated client offering for further growth, performance and scale. We plan to build on our strengths in fast-growing areas of the industry, such as sustainable investing, private markets and alternatives.

Priority IV Personal & Corporate Banking aims to deliver steady profit growth by enhancing its digital initiatives and services, while improving efficiency. By expanding our leading position in digital services in Switzerland, along with broadening our advisory solutions and product offering, we expect to increase profits despite the current negative interest rate environment.

Priority V We want to deliver more as one firm to our clients. The collaboration between our business divisions is critical to the success of our strategy and is a source of competitive advantage. This collaboration also provides further revenue growth potential and enables us to better meet client needs; for example, in the ultra high net worth and Global Family Office space.

Another area where collaboration between our business divisions can bring more value to clients is in sustainable finance. As the largest truly global wealth manager, we have a responsibility to take a leading role in shaping a positive future, and our goal is to be the financial provider of choice for clients who wish to mobilize capital toward the achievement of specific environmental or social outcomes. We are shaping the landscape of sustainable finance by using thought leadership, innovation and partnerships to support clients in their sustainability efforts.

→   Refer to “Society” and “Our focus on ESG” in the “How we create value for our stakeholders” section of this report for more information about our engagement and leadership in sustainability matters

Priority VI We aim to drive improvements in firm-wide efficiency to fund growth and enhance returns. We believe continued optimization of processes, platforms, our organization and capital resources will help us to achieve this.

We will continue to invest in technology with the goal of improving efficiency and effectiveness, driving growth and better serving our clients.

We also intend to realize the benefits of existing external partnerships and to explore selected new opportunities.

Priority VII We plan to maintain an attractive capital return profile through dividends and share repurchases. Our capital strength and capital-accretive business model allows us to grow our business while delivering attractive capital returns to our shareholders.

We aim to increase our ordinary dividend per share by USD 0.01 each year, and to return excess capital through share repurchases. We consider business conditions and any idiosyncratic developments when determining excess capital available for share repurchases.

Performance targets and measurement

Targets and capital guidance

In January 2020, we updated and simplified our performance target framework. We reduced the number of targets to concentrate primarily on the Group rather than our business divisions, underlining our focus on cross-divisional collaboration. Our targets are underpinned by the latest three-year strategic plan, which reflects our strategic initiatives, management actions, as well as certain economic and market assumptions. The return and efficiency targets have been revised to reflect changes in the market outlook since the previously communicated targets were set in October 2018.

The table below shows the performance targets and capital guidance for the 2020–2022 period. Our updated performance targets are based on reported results. From the first quarter of 2020, we will no longer disclose adjusted results in our financial reports. We will continue to provide disclosure of restructuring and litigation expenses as well as other material profit or loss items that management believes are not representative of underlying business performance in our management’s discussion and analysis.

Performance against targets is taken into account when determining variable compensation.

→   Refer to “Performance and compensation at a glance” in the “Compensation” section of this report for more information about variable compensation

→   Refer to “Alternative performance measures” in the appendix to this report for definitions of and further information about our performance measures

Targets and capital guidance 2020–2022
(on a reported basis)

Group returns	12–15% return on CET1 capital (RoCET1)

Cost efficiency	Positive operating leverage and 75–78% cost / income ratio

Growth	10–15% profit before tax growth in Global Wealth Management

Capital allocation	Up to 1⁄3 of Group RWA and LRD in the Investment Bank

Capital guidance	~13% CET1 capital ratio ~3.7% CET1 leverage ratio

Our strategy, business model and environment
Our businesses

Our businesses

Working in partnership

We operate through four business divisions – Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. Our global reach and the breadth of our expertise are major assets that set us apart from our competitors. We see partnership as key to our growth, both within and between business divisions. We are at our best when we combine our strengths to provide our clients with more comprehensive and better solutions through, for example, the creation of a unified capital markets group across Global Wealth Management and the Investment Bank, and a Global Family Office joint venture.

Combining our strengths makes us a better firm. Initiatives such as the Group Franchise Awards encourage employees to look for ways to build bridges between areas and offer the whole firm to our clients.

Global Wealth Management

We are the largest truly global wealth manager, with USD 2.6 trillion in invested assets. Our goal is to provide tailored advice and solutions to private clients and family offices.

Since the combination of Wealth Management and Wealth Management Americas in 2018, we have continued to deliver comprehensive services to clients, capture operational efficiencies, and invest in our business. More than 22,000 Global Wealth Management employees assist our clients with achieving their goals. Our presence in the ultra high net worth segment is particularly strong, and we have access to the majority of the world’s billionaires.

In Japan, we have entered into a comprehensive strategic wealth management partnership with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). The new joint venture will combine UBS’s wealth management capabilities with SuMi Trust Holdings’ stature as Japan’s largest independent trust bank. SuMi Trust Holdings offers a range of services, including banking, real estate, asset and wealth advisory services, and has strong client access and brand name awareness in Japan.

Global Wealth Management organizational changes

In January 2020, we announced several initiatives designed to achieve Global Wealth Management’s growth ambitions and to elevate the quality and value of the service we deliver to our clients. First, we have reframed our offering around each client’s needs to deliver more tailored services and solutions. Second, we have made it easier for advisors to spend more time with clients and to better understand their needs and preferences, and we have taken measures to improve our responsiveness and speed to market. We created three distinct business units in EMEA – Europe; Central and Eastern Europe; and the Middle East and Africa – to better capture the diverse opportunities in these markets. Finally, we intend to deliver all of the firm’s capabilities through strategic partnerships with the Investment Bank and Asset Management.

Our focus

We serve high net worth and ultra high net worth individuals, families and family offices around the world, as well as affluent clients in selected markets. Through our organizational changes, we are making our Global Family Office capabilities, which are provided to ultra high net worth individuals, available to more clients, targeting coverage of around 1,500 in total.

While we are already a market leader in the ultra high net worth segment outside the US,1 we believe that we can also become the firm of choice for the wealthiest clients in the US, many of whom already have a relationship with UBS. Our globally diversified footprint allows us to capture growth both in the largest (the US) and the fastest-growing (Asia Pacific) wealth markets.

We are focusing on increasing mandate and lending penetration, delivering innovative solutions for our clients (e.g., structured solutions, private markets, sustainability and thematic investing), as well as enhancing our advisors’ productivity by making operational processes more efficient. Additionally, we aim to maintain low attrition and to increase our share of clients’ business.

We are investing in our operating platforms and tools to support our clients and client advisors, in order to better serve our clients’ needs and improve our efficiency. As of 31 December 2019, approximately 80% of invested assets booked outside the Americas were on the Wealth Management Platform as we continue to consolidate our operating platforms there. In the US, and in collaboration with our third-party software provider Broadridge, we are building the Wealth Management Americas Platform,  which we expect to become operational in 2021. The development of our platforms is happening alongside enhancements to our digital capabilities for the benefit of our clients and advisors.

→   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

How we operate

We have a global footprint, with a presence in the world’s largest and fastest-growing markets and are well positioned to serve clients with global interests and demands. The US is our largest market, accounting for more than 50% of our invested assets. We are the largest wealth manager in Asia Pacific and the second largest in Latin America in terms of invested assets.1

In Switzerland, we hold a leading market position1 and can deploy the full range of the Group’s products and services across Personal & Corporate Banking, Asset Management and the Investment Bank.

Our broad domestic footprint in Europe enables us to provide locally adapted offerings, and our local offices across Central Europe, the Middle East and Africa keep us close to our clients.

Through strategic partnerships with the Investment Bank and Asset Management, we provide clients with broad access to financing, global capital markets and portfolio solutions.

→   Refer to “Working in partnership” in this section for examples of collaboration between the business divisions

1 Statements of market position for Global Wealth Management are UBS’s estimates based on published invested assets and internal estimates.

Our strategy, business model and environment
Our businesses

As part of our organizational changes, ultra high net worth client relationships and advisors were integrated into regional business units to increase speed and proximity to clients. In our newly established Global Capital Markets team, we combined our Investment Product Services (IPS) unit and Investment Bank teams and their respective expertise. The Global Capital Markets team provides clients with an enhanced offering, faster execution, and more competitive conditions.

Our main competitors are either large US players that have a smaller presence outside the US (including Bank of America, JPMorgan Chase, Morgan Stanley and Wells Fargo) or geographically diverse firms with a smaller presence in the US (including BNP Paribas, Credit Suisse, HSBC and Julius Baer). Our size, geographic presence and diversified client portfolio are exceptional and would be difficult for other wealth managers to replicate organically.

What we offer

Our distinctive approach to wealth management is designed to strengthen engagement with our clients and to help them pursue what matters most to them.

By operating as a unified business, we aim to offer our clients the best wealth management solutions, services and expertise globally. Our experts provide our clients with thought leadership, investment analysis and formulated investment strategies, as well as develop and source solutions for them. The Chief Investment Office (CIO) provides the concise, comprehensive UBS House View, which identifies and communicates investment opportunities designed to protect and increase our clients’ wealth over generations. Regional client strategy teams deepen our understanding of clients’ needs, behaviors and preferences, enabling us to tailor our offerings to serve them better. Our product specialists deliver investment solutions, including our flagship investment mandates, innovative long-term themes and sustainable investment offerings.

→   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

Clients benefit from our comprehensive set of capabilities and expertise, including wealth planning, investing, philanthropy, corporate and banking services, as well as family advisory services. We also offer considerable expertise across structured, mortgage and securities-based lending.

We work to improve our offerings and respond to changing client needs. In 2019, we launched a new line of UBS Manage offerings in Switzerland. In addition, to meet growing demand, we expanded the number of exclusive private markets opportunities for clients. Our sustainable investing solutions continue to be well received. Currently, invested assets in 100% sustainable investing solutions and bespoke sustainable investing solutions have grown to over USD 9 billion. We also broadened our sustainable investing offering, teaming up with external partners such as BMO Global Asset Management, Generation Investment Management and KKR & Co. Inc. to offer clients innovative sustainable development-related investment opportunities.

How we serve our clients

We serve our clients through local offices, dedicated advisors and experienced specialists. We use a mix of digital and non-digital channels (including marketing campaigns, events, advertising, publications and digital-only solutions)  to help drive greater awareness of UBS among prospects and reinforce trust-based relationships between advisors and clients.

How we are organized

Our business division is organized into regional business units: the US and Canada; Latin America; Europe; Central and Eastern Europe; the Middle East and Africa; Asia Pacific; and Switzerland. We also have a business unit for our Global Family Office clients. Central functions for global capabilities supporting these business units are the CIO, Global Banking, Global Capital Markets and the Chief Operating Office. We are governed by the executive, risk, operating, and asset and liability committees.

Our strategy, business model and environment
Our businesses

Personal & Corporate Banking

As a leading personal and corporate bank in Switzerland, we provide comprehensive financial products and services to private, corporate and institutional clients. We are among the country’s foremost players in the private and corporate loan market, with a substantial lending portfolio. Personal & Corporate Banking is at the core of our universal bank delivery model in Switzerland.

Our focus

We are a leading personal and corporate bank in Switzerland, providing a superior client experience and combining technology with a personal touch.

We have established a strong pipeline of growth initiatives across our business areas. Effective 1 November 2019, we have set up a new business area, Digital Platforms & Marketplaces, to rapidly extend our platform offering for mortgages.

We also aim to improve efficiency by streamlining processes and introducing new digital self-service tools. For example, we have rolled out an integrated mortgage workflow for extensions, which significantly reduces the time it takes to set up a contract. In addition, we have further optimized our contact center setup, increased automation of repetitive processes, and launched a pilot for a digital mailroom that reduces processing time by digitizing incoming physical mail and documents. Technology plays a key role in our client-centered operating model and we aim to expand our digital leadership. Our multi-year digitalization program enables us to further enhance the client experience. Thanks to technological solutions, we are able to offer clients new products and identify new cross-selling opportunities in a more targeted way.

→   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

Operationally, we strive for excellence in execution, focusing on efficiency while improving our service quality and overall agility. To scale our digital transformation efforts, in 2019 we opened our second digital factory in Switzerland, which is larger than our first one. These digital factories are now home to approximately 1,100 employees across various functions. Moreover, we introduced an agile academy and quick-launch formats to drive innovation and attract key talent.

How we operate

While we operate primarily in our home market of Switzerland, we also provide capabilities to support the growth of the international business activities of our Swiss corporate and institutional clients through our local hubs in Frankfurt, New York, Hong Kong and Singapore. We are the only Swiss bank providing local banking capabilities abroad to its corporate clients.

In the Corporate & Institutional Clients business, our main competitors are Credit Suisse, the cantonal banks and globally active foreign banks. We compete in areas covering basic banking services, cash management, trade and export finance, asset servicing, investment advice for institutional clients, corporate finance and lending, and cash and securities transactions for banks.

In the Swiss Personal Banking business, our competitors are Credit Suisse, PostFinance, Raiffeisen, the cantonal banks and other regional and local Swiss banks. In addition to those traditional players, we also face competition from international players entering the Swiss market and neobanks. We compete in areas such as basic banking, mortgages and foreign exchange, as well as investment mandates and funds.

What we offer

Our personal banking clients have access to a comprehensive, life cycle-based offering and convenient digital banking. We deliver a broad range of basic banking products, from payments to deposits, cards, online and mobile banking, as well as lending (predominantly mortgages), investments and retirement services. The overall service range is complemented by our UBS KeyClub reward program, which provides clients residing in Switzerland with exclusive and attractive offers, including those from third-party partners. In close collaboration with Global Wealth Management, we offer leading private banking and wealth management services.

Our corporate and institutional clients benefit from our financing and investment solutions, particularly access to equity and debt capital markets, syndicated and structured credit, private placements, leasing, and traditional financing. Our transaction banking offers solutions for payment and cash management services, trade and export finance, as well as global custody solutions for institutional clients.

We collaborate closely with the Investment Bank to offer capital market and foreign exchange products, hedging strategies and trading capabilities, as well as corporate finance advice. In cooperation with Asset Management, we also provide fund and portfolio management solutions.

→   Refer to “Working in partnership” in this section for examples of collaboration between the business divisions

How we serve our clients

We are the recognized digital leader, with the highest online and mobile banking penetration in Switzerland, and continue to invest in a multi-channel distribution model to further enhance our leading position.

We are adapting existing branch formats to suit evolving client needs by converting some locations to smaller, more agile branches that serve as digital support hubs and are intended to ensure a strong local presence along with advice on basic client needs. We aim to further reshape our physical footprint in an innovative and client-centric way, particularly by defining future branch formats with different purposes.

In addition, we continue to provide our expertise to our clients through our contact center and our digital channels, offering basic banking services and transactions. Dedicated client advisors serve personal banking clients who need tailored solutions.

As part of our sustainability road map, we are substantially expanding our offerings. Our personal banking and institutional clients have access to a number of sustainable investment solutions, and we promote innovative approaches for corporate banking clients. For example, we issued the first green bond for a listed company in Switzerland.

For marketing campaigns, we use online media (including social media and search engine advertising), out-of-home media (posters and digital billboards) and, very selectively, print, TV, radio and cinema advertising. In line with our position as a digital leader in Swiss banking, and because of the channel’s cost-effectiveness, we follow a digital-first media strategy. More than 50% of our media spending goes into online channels.

How we are organized

Our business division is organized into Personal Banking, Corporate & Institutional Clients, and Digital Platforms & Marketplaces. Geographically, our business, with its 267 branches, is organized into 10 regions, covering distinct Swiss economic areas. We are governed by the executive, risk and operating committees, and operate mainly through UBS Switzerland AG.

1 The size of the circles on the map reflects the number of branches in each location.

Our strategy, business model and environment
Our businesses

Asset Management

UBS Asset Management is a large-scale and diversified global asset manager, with USD 903 billion in invested assets. We offer investment capabilities and styles across all major traditional and alternative asset classes, as well as advisory support to institutions, wholesale intermediaries and Global Wealth Management clients around the world.

Our focus

Our strategy is focused on capitalizing on the areas where we have a leading position to drive further profitable growth and scale.

Sustainable and Impact Investing remains a key area, as clients increasingly seek solutions that combine their investment goals with sustainability objectives. We continue the expansion of our world-class capabilities in areas such as climate-aware solutions. We do this through: product and service innovation; dedicated research; integration of environmental, social and governance factors into our investment processes, leveraging our proprietary analytics; and active corporate engagement.

In response to the increasing importance of private markets and alternative investments, we are building on our existing expertise in these areas, including our hedge fund and real estate businesses, as well as our capabilities across infrastructure, private equity and private debt.

We continue to develop our award-winning1 Indexed and Alternative Beta business, including exchange-traded funds (ETFs) in Asia Pacific, Europe and Switzerland. We provide customization while leveraging our highly scalable platform, with a particular focus on key areas such as sustainability and fixed income products. Since 2016, the Alternative Beta business has seen growth in invested assets of approximately 85%.

Geographically, we are investing in our leading presence and products in China, both onshore and offshore, one of the fastest-growing asset management markets in the world, building on our extensive and long-standing presence in the Asia Pacific region.

In the rapidly evolving and attractive wholesale segment, we aim to significantly expand our market share through a combination of continued client penetration, expansion of our strategic partnerships with distributors and the build-out of our client service offerings.

→   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

To drive further growth in our Investment Solutions business, which provides access to and combines the breadth and depth of our capabilities across public and private markets, we are focused on delivering superior multi-asset strategies and white-label solutions to meet the needs of clients around the world.

We also continue to intensify our cross-divisional collaboration, in particular with Global Wealth Management, to enable our teams to draw on the best ideas, solutions and capabilities from across the firm to deliver superior investment performance and experiences for our clients.

→   Refer to “Working in partnership” in this section for examples of collaboration between the business divisions

To support our growth, we are focused on disciplined execution of our operational excellence initiatives. This includes further automation, simplification, process optimization and offshoring / nearshoring of selected activities, complemented by a continued modernization of our platform and development of our analytics and data capabilities.

In January 2020, we announced a number of changes to the operational setup of our Platforms businesses intended to deliver greater scale and breadth of offering for our clients and ensure the ongoing development of these world-class businesses in a highly competitive marketplace. The changes include the proposed sale of a majority stake (51.2%) in UBS Fondcenter to Clearstream, Deutsche Börse Group’s post-trade services provider. The sale is expected to close in the second half of 2020, subject to customary closing conditions. In addition, in order to fully leverage the expertise and resources within the wider Group to accelerate the growth of the business, we have decided to transfer UBS Partner, our highly innovative white-label technology solution, to the Corporate & Institutional Clients International business within the Personal & Corporate Banking business division. UBS Partner will be part of UBS’s “The Bank for Banks” client offering, and this is an exciting step in our collaboration efforts across the firm to bring the best of UBS to our clients.

With these changes, we are making a step change in the proposition for our clients, who will have seamless access to expanded platform capabilities, while at the same time enabling us to sharpen our focus on the execution of our strategic priorities.

How we operate

We cover the main asset management markets globally, and have a local presence in four regions: the Americas; Europe, the Middle East and Africa; Switzerland; and Asia Pacific.

Our main competitors are global firms with wide-ranging capabilities and distribution channels, such as Amundi, BlackRock, DWS, Goldman Sachs Asset Management, Invesco, JPMorgan Asset Management, Morgan Stanley Investment Management and Schroders, as well as firms with a specific market or asset class focus.

1 Second largest Europe-based indexed player based on peers’ public reporting (UBS calculation, 3Q19) and ranked fourth largest ETF provider in Europe as of December 2019 (source: ETFGI).

What we offer

We offer clients a wide range of investment products and services in different asset classes in the form of segregated, pooled or advisory mandates, as well as registered investment funds in various jurisdictions.

Our traditional and alternative capabilities include equities, fixed income, hedge funds, real estate and private markets, and indexed and alternative beta strategies (including ETFs), as well as sustainable and impact investing products and solutions.

Our Investment Solutions business draws on the breadth of our capabilities to offer: asset allocation and currency investment strategies across the risk / return spectrum; customized multi-asset solutions, advisory and fiduciary services; and multi-manager hedge fund solutions and advisory services.

How we serve our clients

We deliver our investment products and services directly to institutional clients. High net worth and retail clients are served through Global Wealth Management, third-party banks and distributors.

Our teams are based in the key financial markets, bringing our unique perspectives and global expertise to our clients around the world. This, in combination with our presence on the ground, enables our teams to develop long-term relationships with our clients and a deep understanding of their specific needs.

How we are organized

Our business division is organized along five areas: Client Coverage, Investments, Real Estate & Private Markets, Products and the COO Area. We are based worldwide across four regions, with nine main hubs: Chicago, Hong Kong, London, New York, Shanghai, Singapore, Sydney, Tokyo and Zurich.

We are governed by executive, risk and operating committees, supplemented by business unit-specific committees.

Our strategy, business model and environment
Our businesses

Investment Bank

The Investment Bank provides a range of services to institutional, corporate and wealth management clients to help them raise capital, grow their businesses, invest for growth and manage risks. We are focused on our traditional strengths in equities, foreign exchange, research, advisory services and capital markets, complemented by a targeted rates and credit platform. We use our powerful research and technology capabilities to support our clients as they adapt to the evolving market structures and changes in the regulatory, technological, economic and competitive landscapes.

We aspire to deliver market-leading solutions to clients, using our intellectual capital and electronic platforms. We also provide services to Global Wealth Management, Personal & Corporate Banking and Asset Management, while managing our balance sheet, costs, risk-weighted assets and leverage ratio denominator with discipline.

Our capital-light business model allows the Investment Bank to deliver digital, research and banking capabilities, consuming up to one-third of Group resources.

Structural changes in the Investment Bank

In January 2020, we realigned our Investment Bank to meet the evolving needs of our clients and to further focus resources on opportunities for profitable growth and digital transformation. Corporate Client Solutions and Investor Client Services were renamed Global Banking and Global Markets, respectively. Global Banking moves to two product verticals (Capital Markets and Advisory), adopting a global coverage model. Global Markets combines Equities and Foreign Exchange, Rates and Credit, and introduces three product verticals (Execution & Platform, Derivatives & Solutions, and Financing) and three horizontal functions (Risk & Trading, Distribution and Digital Transformation). The new Global Markets structure is designed to facilitate the alignment of business processes and operations and to reduce inefficiencies and duplication. It further permits a more holistic understanding of our clients’ cross-product needs and is designed to foster tighter coordination of client coverage and distribution. This will allow for improved oversight of key risks and the allocation of resources. Investment Bank Research and UBS Evidence Lab Innovations continue to be a critical part of our advisory and content offering.

The changes are effective 1 January and we will provide restated prior-period information in advance of our first quarter 2020 results.

Our focus

Our key priority is disciplined growth in the capital-light advisory and execution businesses, while accelerating our digital transformation. Global Banking has a global coverage model and will utilize its deep global industry expertise to meet the emerging needs of its clients. In Global Markets, we are focused on clients’ expectation of excellence in execution, financing and structured solutions.

Our digital strategy is led by our businesses, which harness technology to deliver superior and differentiated client service and content. We established the UBS Investment Bank Innovation Lab to speed up innovation by facilitating proofs of concept. In Global Markets, the new Digital Transformation horizontal function facilitates adoption of best-in-class practices around trade idea generation, liquidity management, pricing tools and risk management. In Investment Bank Research, we continue to build UBS Evidence Lab Innovations to concentrate on data-driven outcomes.

Our balanced global reach gives us attractive options for growth across various regions. In the Americas, the largest investment banking fee pool globally, we are focusing on increasing our market share in our core Global Banking and Global Markets businesses.

In Asia Pacific, we see opportunities primarily from expected market internationalization and growth in China. We are planning to grow by further strengthening Global Banking, both onshore and offshore. Partnerships between the Investment Bank’s businesses and the Group, including the creation of a unified capital markets group, and, externally, joint ventures such as that with Banco do Brasil, are a key strategic focus. These initiatives should lead to growth by delivering global products to each region, leveraging our global connectivity across borders and sharing and strengthening our best client relationships.

→   Refer to “Working in partnership” in this section for examples of collaboration between the business divisions

How we operate

Our geographically balanced business has a global reach, with a presence in more than 30 countries and principal offices in the major financial hubs.

Competing firms are active in many of our markets, but our strategy differentiates us, with its focus on leadership in the selected areas where we have chosen to compete, and a business model that leverages talent and technology rather than balance sheet.

Our main competitors are the major global investment banks, including Morgan Stanley, Credit Suisse and Goldman Sachs, as well as corporate investment banks, including Bank of America, Barclays, Citigroup, BNP Paribas, Deutsche Bank and JPMorgan Chase. We also compete with boutique investment banks and fintech firms in certain regions and with regard to certain products.

Through strategic partnerships with Global Wealth Management and Asset Management, we provide clients with broad access to financing, global capital markets and portfolio solutions.

→   Refer to “Working in partnership” in this section for examples of collaboration between the business divisions

What we offer

Through our Global Banking business, we advise our clients on strategic business opportunities and help them raise capital to fund their activities.

Our Global Markets business enables our clients to buy, sell and finance securities on capital markets across the globe and to manage their risks and liquidity. Furthermore, in Investment Bank Research, we offer clients key insights on major financial markets and securities around the globe. Separately, our team of experts in UBS Evidence Lab Innovations specializes in creating insightful data sets on diverse topics for companies of all sizes, spanning more than 30 countries and 50 sectors. We seek to develop new products and solutions that are consistent with our capital-efficient business model. These are typically related to new technologies or changing market standards.

→   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

Since 2005, we have addressed increasing client demand for sustainable investing by providing thematic and sector research. We also provide investment solutions through socially responsible and impact exchange-traded funds and index-linked notes. In addition, we offer capital-raising and strategic advisory services globally to companies that make a positive contribution to climate change mitigation and adaptation.

How we serve our clients

We interact with our clients digitally and in person. In Global Banking, we leverage our intellectual capital and relationships to deliver high-quality solutions for our clients. In Global Markets, we use our execution capabilities, differentiated research content, bespoke solutions, client franchise model, and our global platform to expand coverage across a broad set of institutional and corporate clients. In Investment Bank Research, we deliver high-quality differentiated research to our institutional clients using a wide range of methods, including UBS Neo,  our multi-channel platform.

How we are organized

Our business division is organized into the following three units: Global Banking, Global Markets, and Investment Bank Research and UBS Evidence Lab Innovations. We are governed by the executive, operating, risk, and asset and liability committees. Each business unit is organized globally by product.

Our strategy, business model and environment
Our businesses

Corporate Center

Our Corporate Center provides services to the Group, with a focus on effectiveness, risk mitigation and efficiency. Corporate Center also includes the Non-core and Legacy Portfolio unit.

How we are organized

Corporate Center

The major areas within Corporate Center are Group Chief Operating Officer (Group Technology, Group Corporate Services, Group Human Resources and Group Operations), Group Treasury, Group Finance, Group Legal, Group Risk Control, Group Communications & Branding, Group Compliance, Regulatory & Governance, UBS in society, and Non-core and Legacy Portfolio.

Over recent years, we have progressively aligned our support functions with our business divisions. We operate the Group with the vast majority of these functions either fully aligned or shared among business divisions, where they have full management responsibility. By keeping the activities of the businesses and support functions close together, we increase efficiency and create a working environment built on a culture of accountability and collaboration

The Non-core and Legacy Portfolio, a small residual set of activities in Group Treasury and certain other function costs mainly related to deferred tax assets and costs relating to our legal entity transformation program are retained centrally.

Since our first quarter 2019 report and in compliance with IFRS 8, Operating Segments, we provide results for total Corporate Center only and do not separately report Corporate Center – Services, Group Asset and Liability Management (Group ALM) and Non-core and Legacy Portfolio. Furthermore, we have combined Group Treasury operationally with Group ALM and call this combined function Group Treasury.

→   Refer to the “Significant accounting and financial reporting changes” section and “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about the changes in the structure of Corporate Center

Group Treasury

Group Treasury  manages the structural risk of our balance sheet, including interest rate risk, structural foreign exchange risk and collateral risk, as well as the risks associated with our liquidity and funding portfolios. Group Treasury serves all business divisions and its risk management is fully integrated into the Group’s risk governance framework.

Non-core and Legacy Portfolio

Non-core and Legacy Portfolio manages legacy positions from businesses exited by the Investment Bank, following a largely passive wind-down strategy. It is overseen by a committee chaired by the Group Chief Risk Officer. The portfolio also includes positions relating to legal matters arising from businesses that were transferred to it at the time of its formation.

→   Refer to “Note 21  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters

Our environment

Current market climate

Global economic developments in 2019

In a year characterized by strong equity markets, ultra-low volatility and an inflection in interest rates, the pace of the global economy slowed on a broad basis in 2019. World GDP grew by 3.1%, which was substantially lower than the 3.7% growth achieved in 2018 and represents the weakest growth rate since the financial crisis.

US GDP increased 2.3%, compared with 2.9% in 2018, as trade tensions between the US and China hindered business investment and the boost from tax cuts introduced in December 2017 ebbed.

Trade tensions represented an even more serious drag on growth in the eurozone, which relies more than the US on global trade, manufacturing output, and business investment. Growth in the eurozone decreased to 1.2% in 2019, compared with 1.9% in 2018. Germany’s economy expanded by only 0.6%, after a 1.5% increase in the previous year. Outside the Eurozone, Swiss growth decreased as well, to 0.8%, compared with 2.8% in 2018.

China’s government attempted to partially offset the effects of increasing tariffs on its exports to the US by reducing bank reserve requirements and providing extra fiscal leeway to local governments. However, this stimulus was limited by concerns over high leverage in the economy. GDP growth decreased to around 6.1%, compared with 6.7% in 2018.

In other leading emerging economies, growth slowed or stabilized at low levels. The economy of India, which until recently had been one of the world’s fastest-growing major nations, expanded by 5%, compared with 6.1% in 2018. Momentum was weakened by the problems of the shadow-banking sector, which has been reducing the availability of credit to consumers. The Mexican economy, meanwhile, was roughly flat after expanding 2% in 2018, and Brazil’s growth rate decreased to 1.1% from 1.3%.

Major central banks were able to keep their accommodating monetary policies in place in 2019, given that low inflation rates persisted. Eurozone inflation stayed below the European Central Bank’s (the ECB) target (of at or below 2%), at around 1.2% for the year. The ECB cut its deposit rate from negative 0.4% to negative 0.5%. US inflation was close to the target at 1.8%, permitting three quarter-point rate cuts over the course of the year to between 1.5% and 1.75%.

Equity markets rallied, with all major indices advancing. The MSCI All Country World Index gave a total return of 27% in US dollars. The S&P 500 index in the US returned 31%, while the technology-heavy Nasdaq Composite gained 37%. China’s CSI 300 was up 41% in local currency terms. Less well-performing markets included the UK’s FTSE 100 and Hong Kong’s Hang Seng, which both returned 17% in local currency terms.

It was also a favorable year for investors holding government bonds. The yield on 10-year US Treasury bonds fell around 80 basis points to 1.9%. The yield on the German Bund of the same tenor fell 40 basis points to negative 0.2%.

Economic and market outlook for 2020

We expect continued sub-trend growth in the coming year, and the global economy to continue expanding at about the same pace as in 2019. Consumer spending has remained robust in much of the world, especially in the US, where it is supported by a vibrant job market. The year ended with news of a “Phase 1” trade deal between the US and China, along with indications that tensions between the two powers may lessen. Not only did the agreement withdraw planned tariff increases and reverse some existing tariffs, it also moved negotiations forward in other areas of contention, such as intellectual property protection and US access to China’s financial services market. While this truce could be fragile and the US–China rivalry is not about to end anytime soon, the deal appears to reduce the risks to the global economy and business investment.

The UK left the European Union on 31 January 2020 and has entered a transition period in which the UK now faces a race to conclude talks on a trade deal with the EU ahead of the end of its transition period on 31 December 2020.

The next major political focus for markets will be the US election in November, which could generate higher volatility and affect key US sectors, such as technology, energy, finance and health care.

Our strategy, business model and environment
Our environment

Against a backdrop of sluggish growth and continued political risk, we believe central banks will be in no rush to raise rates. We do not expect the US Federal Reserve to increase rates in the coming year, barring an unexpected shift in the trajectory of the economic data. Rates are unlikely to rise again until 2021. We expect the ECB to cut rates to negative 0.6%, with the Swiss National Bank maintaining rates at a negative 0.75%.

The outbreak of novel Coronavirus or Covid-19 in China and its subsequent spread to other countries is likely to increase investor uncertainty. Although our base economic forecast is that the outbreak of Covid-19 will be contained and the effect on full-year economic growth will be relatively limited, the virus and containment measures are likely to have at least a short-term adverse effect on economic activity in China and other affected countries, with a collateral impact on the global economy. A significant rise in the number of Covid-19 infections, infections in a wide range of countries and regions, or a prolongation of the outbreak, could increase the adverse economic effects.

In terms of investing, stocks in most major markets are trading above historical averages on a price-to-earnings basis. As a result, we believe equity market returns are more likely to be driven by earnings growth than by a further expansion of multiples. Markets should also be supported by continuing economic growth in 2020. The risk of a recession remains relatively low. Uncertainty over the effects of the Covid-19 outbreak has substantially increased the macroeconomic risk to growth and this increased risk has at least partially been reflected in recent declines in equity markets.

Industry trends

While our industry was heavily affected by regulatory developments over the past decade, technology has clearly emerged as the main driver of change today and is expected to further affect the competitive landscape as well as our products and operations going forward. In parallel, our industry is materially driven by market and macroeconomic conditions.

→   Refer to “Current market climate” in this section for information about global economic growth

Digitalization

Technology is changing the way banks operate and we expect this to continue, in step with exponential advances in computing capability, evolving  customer needs and digital trends. Investment in technology is no longer solely considered a means of making banks more efficient. Today, such investment is the key to keeping banks flexible and competitive in a digitalized world, and it creates the opportunity to develop new business models.

By connecting across the financial industry ecosystem through our innovation labs, digital factories, Future of Finance initiatives, and project collaborations, we aim to remain at the forefront of the digital movement to drive client experience as well as operational excellence. At the heart of our digital journey is the focus on our clients and their evolving needs. The speed, scale, security, transparency and precision that new technologies can offer enable us to create new services and experiences for our clients.

We also aim to improve operational efficiency by increasing the range of modernized and modularized applications and infrastructure in our IT portfolio, as well as by leveraging cloud technology and a growing number of front-to-back automated systems and processes. Effective data management and protection are crucial to us. The generated and curated data from our applications is protected under our data management framework, and supports the development of responsible artificial intelligence for better tailoring our client and employee experience.

Consolidation

In the financial services industry, many regions and businesses are still highly fragmented. We expect further consolidation, with ongoing margin pressure, the search for cost efficiencies and increasing scale advantages resulting from the fixed costs of technology and regulation being the key drivers. Many banks also seek increasing exposure and access to regions with attractive growth profiles, such as Asia and emerging markets, through local acquisitions or partnerships. Lastly, the increased focus on core capabilities or geographical footprints and the ongoing simplification of business models to reduce operational and compliance risks will result in further disposals of non-core businesses and assets.

New competitors

Our competitive environment is also evolving. In addition to our traditional competitors in the asset-gathering businesses, new entrants are targeting selected components of the value chain. However, we have not yet seen a fundamental unbundling of the value chain and client relationships, which might ultimately result in the disintermediation of banks by new competitors. Over the longer term, we believe the entry into the financial services industry of large platform companies could pose a significant competitive threat, given their strong client franchises and access to client data. Fintech firms are gaining momentum; however, they have not materially disrupted our asset-gathering businesses to date. We see a trend in forging partnerships between new entrants and incumbent banks, with the latter acquiring technology from fintech firms, thus gaining an edge over competitors in terms of technology, cost efficiency, and service quality.

Regulation

The post-2008 regulatory reform agenda has largely been completed. While some areas, such as funding in resolution, must still be fully addressed, and the implementation of certain standards, such as the finalized Basel III capital standard, is continuing on a national level, the focus is shifting from regulation to supervision. In parallel, some regulators are reviewing the efficiency of the new frameworks.

In general, regulatory-driven change continues to consume substantial resources. In 2020, we expect further consideration of adjustments to the Swiss too-big-to-fail framework, in particular focused on additional liquidity requirements for systemically important banks, and the national implementation of final Basel III rules. We expect continued work on resolution-related reforms, including stress testing, and a sustained focus on conduct and anti-money laundering. Furthermore, we are experiencing a surge in sustainability-related policy proposals targeted at various aspects of financial services across the globe. We also expect regulatory initiatives to address some of the more recent challenges that could affect financial stability, such as shadow banking and digital currencies.

Many of these developments are happening in the context of increased protectionism, posing challenges to the provision of cross-border financial services. Further restrictions with regard to market access into the EU in particular would have a significant effect on Switzerland as a financial center, affecting also UBS. Variations in how different countries implement rules, and an increasing national focus, bring a risk of additional regulatory fragmentation, which in turn may lead to higher costs for us and new financial stability risks.

Our strategy, business model and environment
Our environment

However, we believe the adaptations made to our business model and our proactive management of regulatory change put us in a strong position to absorb upcoming changes to the regulatory environment.

→   Refer to the “Regulatory and legal developments” section of this report for more information

Wealth creation

In 2018, global wealth overall grew marginally, given a steep decline in equity market performance in the fourth quarter. This trend was partially reversed in 2019, as equity markets rallied. Today, half of global wealth is concentrated in the Americas, followed by Asia Pacific (with approximately 30%) and the remainder in Europe, the Middle East and Africa.1 By segment,2 approximately half of global wealth is with high net worth individuals, ultra high net worth individuals hold approximately 30% of global wealth, and the remaining approximately 20% is within the affluent segment. Over the next four years, global wealth is expected to grow by 5–10% annually.1 Regionally, wealth creation will likely be driven by Asia Pacific and North America. The share of the Americas is expected to remain stable over the next four years at approximately 50% of global wealth, while the share of Europe, the Middle East and Africa is expected to further reduce as Asia Pacific grows. In particular, China’s share of global wealth is expected to grow to around 15% by 2023.

Wealth transfer

Demographic and socioeconomic developments continue to generate shifts in wealth. By 2030 for example, USD 15.4 trillion of global wealth is expected to be transferred by individuals with a net worth of USD 5 million or more, according to a 2019 report by Wealth-X.3 In addition, women now control more wealth than ever before: UBS’s 2019 report titled “The billionaire effect – Billionaires insights 2019” found that the number of female billionaires had grown by 46% in five years, outpacing the growth of male billionaires. We are responding to the evolving wealth landscape with a framework that addresses all aspects of our clients’ financial lives, called UBS Wealth Way. UBS Wealth Way begins with discovery questions and a conversation with clients about what is most important to them. We help clients organize their financial life along three key strategies: Liquidity  to help provide cash flow for short-term expenses; Longevity  for long-term needs; and Legacy  for needs that go beyond their own and help improve the lives of others, a key part of wealth transfer planning.

Shift into passive strategies

We note a continuing trend of separation between low-cost, passive strategies and high-alpha active and alternative strategies. Passive management is beneficial in an environment with rising stock markets, such as the equity bull markets of the last decade. At the same time, central banks’ monetary policies have kept interest rates at historically low levels, which has had an effect on bond yields and other asset classes. Investors searching for longer-term higher alpha than passive strategies can provide have been diversifying their portfolios into real assets and alternatives and we expect this trend to continue. We believe the breadth of UBS Asset Management’s investment expertise allows us to meet client demands across asset classes and strategies.

Retirement funding

Over recent years, the pension industry has faced two key challenges: fundamental demographic shifts, such as aging populations, and lower expected returns due to all-time low interest rates.

Beyond structural answers to these challenges, such as the progressive shift from defined benefit to defined contribution pensions, we believe pension funds are reassessing their asset allocation approach. Indeed, many pension funds are now allocating a higher share of their portfolios to alternative investments, such as private equity, hedge funds, real estate and infrastructure, in a search for higher-yielding exposures.

We see this development as positive for UBS, as these funds will likely need further support to define their investment strategy and target portfolio allocation. In addition, our private banking and wealth management clients are expected to need further financial and retirement planning advice, which we are able to provide holistically through our wealth planning services.

1 Based on BCG Global Wealth Report 2019.

2 The BCG Global Wealth Report 2019 defines wealth segmentation as follows: wealth of greater than USD 20 million to be classified as ultra high net worth individuals; USD 1–20 million for high net worth individuals; USD 0.25–1 million for affluent individuals.

3 A Generational Shift: Family Wealth Transfer Report, issued by Wealth-X in 2019.

How we create value for our stakeholders

Stakeholder group	Stakeholder needs: what do our stakeholders expect from us?	Value proposition: how we create value for our stakeholders	Key topics discussed: what was important to our stakeholders in 2019	Stakeholder engagement: how did we engage with our stakeholders?
Clients

Advice on a broad range of products and services from trusted experts

The option of personal interaction with our advisors in combination with digital service anywhere, anytime (convenient digital banking)

Top quality solutions and the highest standards in terms of asset safety, data and information security, confidentiality and privacy

A combination of global reach and local service resulting in positive investment outcomes

Competitively priced products and services

Delivering tailored advice and customized solutions, using our intellectual capital and digital capabilities

Building long-term personalized relationships with our clients

Developing new products and services in response to clients’ evolving needs in the digital age

Providing access to the world’s capital markets and bespoke financing

Meeting increasing demand from clients for sustainable investments

Investment performance in light of current interest rate situation

Holistic goals-based financial planning

Sustainable finance and investing possibilities

Data privacy and security

Offerings for small enterprises in Personal & Corporate Banking

Individualized client meetings

Requests for regular client feedback, feedback monitoring and complaints handling

Specialized client events and conferences including information on key developments and opportunities

Client satisfaction surveys

Investors

Disciplined execution of our strategy leading to attractive capital returns through dividends and share repurchases

Comprehensive and clear disclosures on quantitative and qualitative data necessary to make an informed investment decision

Recognize and proactively address strategic opportunities and challenges

Executing our strategy with discipline and agility as the external environment evolves, while aiming to deliver cost- and capital-efficient growth

Providing transparent, timely and reliable public disclosures

Structural growth and return potential in our businesses

Cost efficiency and ability to generate positive operating leverage

Ability to protect or even grow revenues in a low-for-longer interest rate environment

Financial reports, investor and analyst conference calls, and/or webcasts, as well as media updates on our performance or other disclosures General shareholder meetings Investor and analyst meetings
Employees

A world-class employer providing an engaging and supportive workplace culture

Skill and career development opportunities and rewards for performance

An environment that provides a sense of belonging and of adding value to clients and to society

		Attracting and developing great talent Fostering a workplace culture that supports and engages our employees, enabling them to develop their careers and unlock their full potential	The three keys to a strong corporate culture Our approach to hiring great people and supporting their growth The importance of diversity and inclusion	Regular employee surveys Group Franchise Awards program Regular “Ask the CEO” events, along with senior leadership, regional and functional employee sessions
Society

Facilitation of economic development that is sustainable for the planet and humanity

Maximization of our positive effect and minimization of any negative effects on society and the environment

Proactive management of the environmental and societal impacts of our business

Promoting significant and lasting improvements in the well-being of communities in which we operate

Taking an active role in the transition of our economy toward environmentally and socially sustainable solutions

Sustainable finance Our climate strategy Our client and corporate philanthropy efforts

Dialogs with regulators and governments

Partnerships with social institutions

Community investments

Interaction with NGOs

Participation in forums and round tables, as well as industry-, sector- and topic-specific debates

Our strategy, business model and environment
How we create value for our stakeholders

Clients

Our clients are the heart of our business. We are committed to building and sustaining long-term relationships based on mutual respect, trust and integrity. Understanding our clients’ needs and expectations enables us to best serve their interests and to create value for them.

Our clients and what matters most to them

There is no archetypal UBS client. Our clients have varying needs, but each of them expects outstanding advice and service, a wide range of choices, and an excellent client experience.

Global Wealth Management is focused on serving the unique and sophisticated needs of high net worth and ultra high net worth individuals, families, and family offices around the world, as well as affluent clients in selected markets. We provide these clients with access to outstanding advice, service, and investment opportunities from around the globe, delivered by experts they can trust. Using a holistic, goals-based approach to financial planning, we deliver a personalized wealth management experience and work side-by-side with clients to help them realize their ambitions.

Our client-facing advisors and the global teams that support them are focused on developing long-term client relationships, which often span generations. Global Wealth Management clients look to us for our expertise in helping them to plan for, protect and grow their wealth, as well as helping them make some of the most important decisions in their lives. From significant liquidity events to professional milestones and personal turning points, we aim to give our clients the confidence to move forward and achieve their goals. Through extensive research into our clients’ preferences and goals, as well as broader analysis of investor sentiment globally, we are constantly evolving our offerings to meet the shifting priorities of today’s wealthy clients. This includes investing in digital capabilities and developing products that help clients fund their lifestyles and manage their cash flow, as well as offering guidance on how clients can create a lasting and positive impact for their communities and the causes about which they care the most. We have been recognized as the leading global wealth manager for clients interested in sustainable investing,1 with a commitment to developing solutions that allow clients to align their financial goals and their personal values.

→   Refer to “Our focus on ESG” in this section for examples of how sustainable finance solutions are used across our business divisions and for the benefit of our clients

Personal & Corporate Banking serves a total of approximately 2.6 million individuals and 128,000 firms. We provide services to companies ranging from start-ups to large multi-nationals, including specialized entities, such as pension funds and insurers, real estate companies, commodity traders, and banks. Personal & Corporate Banking clients look for financial advice based on their needs at each stage of their individual or corporate journey. We aim to deliver outstanding advice to them via our client advisors and also through digital banking. Our clients demand convenience, 24/7 availability, security and value for money. We provide clients with access to a broad range of services and products offered in all relevant areas: basic banking, investing, financing (including mortgages), retirement planning, cash management, trade and export finance, global custody, and company succession, among others.

In Asset Management, we deliver investment products and services directly to approximately 3,000 clients around the world – including sovereign institutions, central banks, supranational corporations, pension funds, insurers and charities – as well as to Global Wealth Management and its clients, wholesale intermediaries and financial institutions. Our clients seek global insights and a holistic approach to tailoring solutions. By building long-term, personalized relationships with our clients and partners, we aim to achieve a deep understanding of their needs and to earn their trust. We draw on the breadth and depth of our global investment capabilities – across traditional and alternative, active and passive categories – and provide seamless access to world-class platform services to deliver the solutions they need. We integrate sustainability into our financial analysis enabling us to help clients meet their sustainability objectives and their fiduciary duties.

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, financial solutions, execution, and access to the world’s capital markets. Our business model is specifically built around our clients and their needs. Corporate clients can access advisory services, debt and equity capital market solutions, and bespoke financing through our newly reshaped Global Banking business. Meanwhile, our Global Markets business is focused on helping institutional clients engage with local markets around the world, offering equities and equity-linked products, foreign exchange, rates and credit.

→   Refer to “Investment Bank” in the “Our businesses” section of this report for more information about the structural changes in the Investment Bank

Our advisory and content offering is underpinned by the research we provide. The differentiated nature of this research, combined with UBS Evidence Lab Innovations, which offers access to insight-ready data sets for thousands of companies, aims to give clients an informational edge when it comes to understanding markets. As a new offering for 2019, we have established the UBS Research Academy, where our fundamental analytics team provides training for institutional investors on all aspects of fundamental investing, leveraging the best of the UBS Research  and UBS Evidence Lab Innovations platforms.

1 Euromoney Private Banking and Wealth Management Survey 2019: Global Results.

Our clients place the highest priority on the confidentiality and security of their data. The protection of our clients’ data is of the utmost importance to us and we have comprehensive measures in place designed to ensure that data confidentiality and integrity are maintained. We are investing in our IT platform to preserve and improve our IT security standards, while enabling our clients to have secure access to their data via our digital channels. The volume, level of sophistication and impact of cyberattacks constantly increase, and we aim to maintain a robust and agile cybersecurity and information security program to manage cyber risk.

Enhancing the client experience through innovation and digitalization

We strive to streamline and simplify interactions with our clients through front-to-back digitalization and innovations.

In Global Wealth Management, we develop and deploy digital tools that preserve and enhance the value of human relationships. Clients expect the convenience and speed that technology offers but, simultaneously, consider personal communication with our advisors to be more important than ever. Modern technology that our advisors use enables them to spend more time with clients. And our clients appreciate digital tools that improve their experience, such as easy ways to view their portfolios, access to research that is tailored to their needs, and multiple ways to communicate with their advisors. In 2019, we introduced a number of new tools to help deliver on those expectations. For example, our Asset Wizard platform provides ultra high net worth clients in the US with consolidated and sophisticated performance and risk analytics for their assets held at UBS and across multiple banks, portfolios, managers, and locations. Also, in Asia, we launched the UBS Advisor Messaging for WhatsApp, allowing for real-time conversations between clients and advisors, to create a better client experience. And we continue to make progress by executing our multi-year strategy to serve clients globally from two platforms: the Wealth Management Americas Platform in the US and the Wealth Management Platform outside the US. Our core investment solutions consist of: UBS Manage,  a discretionary mandate solution where we use our expertise to invest clients’ assets according to a predefined investment strategy; UBS Advice, which adds portfolio monitoring and investment recommendations based on an agreed investment strategy to self-directed accounts; and UBS Transact, a self-directed account providing clients access to UBS execution capabilities and the UBS House View. All our solutions draw on our broad range of investment instruments across stocks, bonds, currencies, structured products, investment funds and alternative investments.

Personal & Corporate Banking launched several initiatives in 2019. Effective 1 November 2019, we have established a new business area, Digital Platforms & Marketplaces, which reflects our commitment to engage in new digital business models. In addition to the mortgage platform UBS Atrium, which we launched in 2017 and is directed at corporate and institutional clients, UBS is set to introduce a mortgage platform for private clients in the first half of 2020. We launched new tools for our client advisors aimed at improving the in-branch advisory experience for clients, so that we are able to suggest the right products that match the clients‘ needs. Thanks to our new mortgage workflow, we have been able to reduce contracting time substantially, from 10–15 days for extensions to 24 hours. We also further simplified our digital banking platform (for both mobile and desktop) and added new services, in addition to expanding the number of possible payment transaction currencies to more than 120. Our clients can now pay in stores directly with their smartphones and a wide array of wearables via Mobile Pay and Swatch Pay. Furthermore, we have introduced the ability to pay parking fees via Twint, which has more than 1.5 million users in Switzerland. As of October 2019, our clients can access we.trade, a blockchain-based trade finance platform, which was the first such platform to be launched by a Swiss bank. Recognizing changing client needs and growing demand from start-up companies for a broader offering, we have launched UBS Start Business, which includes digital accounting, mentoring for business planning, and many other services in addition to the banking services UBS offers. The attractive offering aims to assist young entrepreneurs in every stage of their business’s journey. Similarly, we bundle our digital offering for small companies in UBS Digital Business, which provides the convenience and leading digital solutions that small companies look for. We have also introduced our vendor leasing solution, an online tool that allows vendors to provide leasing proposals directly to their clients (based on online credit decisions) and to generate contracts. For corporate clients, we have made available the new UBS Payment Tracking service (SWIFT global payments innovation).

In Asset Management, we are investing in new tools and technologies, as well as our alternative data capabilities, to support our teams’ investment decision-making processes and enhance client service. In addition, our operational excellence programs are focused on building a scalable and globally integrated operating platform to better enable our teams to deliver the full breadth of our capabilities to clients around the world.

Our strategy, business model and environment
How we create value for our stakeholders

The Investment Bank strives to be the digital investment bank of the future, with innovation-led businesses that drive efficiencies and solutions. We set up the UBS Investment Bank Innovation Lab to help connect business teams in order to leverage best practice, build and test proofs of concept safely and quickly, and inspire a culture of innovation. We see increasing interest from clients in financial and alternative data sets that they can incorporate into their models. In response, we set up UBS Data Solutions to meet those needs through a centralized robust data processing and distribution platform.

We strive to develop new products and solutions that are consistent with our capital-efficient business model. These are typically related to new technologies or changing market standards. Examples include FX spot & STIR tree E-pricing, which provides client-tailored pricing streams and hedging optimization, and Technology Enabled Sales, which enables faster delivery and distribution of tailored content matched to our clients’ interests. During 2019, we also launched the client portal of UBS Evidence Lab Innovations as part of the firm’s strategy to expand our value proposition in the alternative data space, which relates to innovative ways to capture data critical for investment decisions. We also set up UBS Neo, our multi-channel platform, and the One Client service model, which aims to drive superior client outcomes via collaboration, technology and data-driven client intelligence.

Engaging with our clients

Communication with our clients enables us to understand their needs and what matters most to them. We use a variety of channels to engage with clients, including regular client relationship / service meetings where we monitor feedback and satisfaction, as well as various corporate roadshows and dedicated events. We also engage with our clients while supporting cultural and sports events across Switzerland.

We conduct client events on a regular basis and on a wide array of topics. For example, in Personal & Corporate Banking, we have financing and retirement planning events, and a dedicated event for the CFO community. In the Investment Bank, we host around 350 conferences and educational seminars globally throughout the year, covering a broad range of macro, sector, regional and regulatory topics. More than 50,000 clients attended such events in 2019, providing insight and access to our own opinion leaders, policy makers and leading industry experts. In Global Wealth Management, we engage with clients in a range of ways, from personalized private briefings with subject matter experts, to segment-specific events, to large-scale gatherings such as UBS Wealth Insights, our flagship Pan-Asian investment forum series, which attracts more than 3,000 clients every year. In Asset Management, a consistent program of engagement takes place throughout the year. Thematic events, such as the UBS Reserve Management Seminar and the Sovereign Investment Circle, bring together institutional investors to debate relevant topics and share best practices. Our experts also produce insightful thought leadership on markets and assets that is regularly shared with clients, as well as frequently meeting investors to answer questions, clarify the investment strategy or discuss issues that can affect markets.

How we measure client satisfaction

We utilize different measures to regularly assess our achievements and the satisfaction of our clients.

Global Wealth Management is increasingly leveraging technology and analytics software to collect client feedback. In 2019, we began introducing a digital feedback tool to supplement more traditional survey methods. The tool allows Global Wealth Management to survey clients about their satisfaction with their advisors and UBS, as well as to identify additional financial needs. Advisors are provided with real-time access to client feedback, enabling them to address concerns and to follow up on new topics of interest. The tool was piloted in selected markets in 2019 and is expected to be rolled out more broadly throughout 2020.

We conduct an annual client survey in Personal & Corporate Banking. We have been conducting client surveys in Switzerland since 2011, consistently covering all private and corporate client segments annually since 2015. Clients assess their satisfaction with regard to various topics (e.g., UBS overall, branches, client advisors, products, services) and indicate further product or advisory needs. Survey responses are distributed to client advisors, who subsequently follow up with each respondent individually. In 2019, we introduced a new machine learning model which enables us to identify the importance of internal factors (e.g., advisors, products, prices) and external factors (e.g., media impact, market development) with regard to overall satisfaction scores.

In Asset Management, we conduct regular surveys, inviting institutional and wholesale clients across all our markets to participate. They are asked about their satisfaction with client service, products and solutions, as well as other factors relevant to their investments. The results are analyzed to identify focus areas to improve client satisfaction.

For the Investment Bank, client satisfaction is closely monitored by individual product coverage points. Relationship managers then collate and review feedback holistically, conducting regular internal review sessions to address specific areas of feedback. The Investment Bank also closely monitors external surveys, such as the Global Institutional Investor Survey, which provides feedback across a range of investment banking services.

We thoroughly evaluate the feedback we receive, including complaints from clients, and take measures to address key themes identified. In 2019, clients specifically raised sustainable finance as a key priority, which provided confirmation that we are aligned with our clients’ preferences in expanding our sustainable finance offering.

Our focus on ESG

Our firm is in a powerful position to contribute toward achieving the 17 United Nations (UN) Sustainable Development Goals (the SDGs) by integrating sustainability in our mainstream offerings, through new and innovative financial products with a positive effect on the environment and society, and by advising our clients on their philanthropic works. Our goal is to be the financial provider of choice for clients who wish to mobilize capital toward the achievement of the SDGs and the orderly transition to a low-carbon economy. We are shaping the landscape of sustainable finance by using thought leadership, innovation and partnerships to support clients in their sustainability efforts.

Our clients are increasingly interested in sustainable finance, including sustainable investing (SI), which is especially attractive if it can reduce risk or improve returns. More than 80% of wealthy individuals are interested in sustainable investing and 45% already hold sustainable investments.1 With regard to asset owners across the globe, 78% are integrating environmental, social and governance (ESG) factors into their investment process.2 Switzerland, for example, saw an 87% asset growth in institutional sustainable investments in 2018 (compared with 2017),3 and the early indicators are that this growth continued throughout 2019.

Our key public commitments to sustainable finance

In 2019, we became a founding signatory of the UN Principles for Responsible Banking (the Principles). The Principles constitute a comprehensive framework for the integration of sustainability across banks. They define accountabilities and require each bank to set, publish and work toward ambitious targets.

Before signing up to the Principles, UBS had already been strongly committed both to maximizing positive effects through our sustainable business activities and to minimizing negative impacts. While our firm’s growing range of sustainable finance products and services supports the former, our environmental and social risk framework helps us to better understand and respond to potential risks to the environment and human rights.

Our Asset Management business division is among the signatories of the PRI (the Principles for Responsible Investment). The PRI organization supports the signatories in incorporating ESG factors into their investment and ownership decisions. In 2019, UBS also became one of the inaugural members of the CEO Alliance on Global Investors for Sustainable Development, which is committed to scaling up and speeding up efforts to align business with the SDGs. The Alliance is aimed at harnessing the insights of private sector leaders on ways to remove impediments and introduce solutions for scaling long-term investment for sustainable development in line with the SDGs.

Since 2017, we have presented white papers to the World Economic Forum (the WEF) putting forward recommendations for ways in which private capital can achieve the SDGs, while also outlining our own actions and pledges in that regard. For the WEF annual meeting in 2020, our white paper focused on climate action and the ways in which investors can mobilize private and institutional capital toward the orderly transition to a low-carbon economy. In response, UBS has developed a Climate Aware framework.

We actively support the development of industry standards. In 2019, we contributed to the writing of and signed the International Finance Corporation’s Operating Principles for Impact Management. These Impact Principles provide a standard for impact investing, in which investors seek to generate positive impact for society alongside financial returns. We also contributed to a report by the Sustainable Finance Working Group of the Institute of International Finance on sustainable investment terminology.

→   Refer to the Sustainability Report 2019, available from 5 March 2020 under “Annual reporting” at www.ubs.com/investors,  for our key documents, frameworks and external commitments, and for our climate disclosure following the recommendations of the Task Force on Climate-related Financial Disclosures

What is our governance on ESG?

Our governance framework on sustainability supports the creation of long-term value. Our firm’s sustainability activities, including sustainable finance, are overseen at the highest level of our firm and are founded in our Code of Conduct and Ethics.

→   Refer to the Sustainability Report 2019, available from 5 March 2020 under “Annual reporting” at www.ubs.com/investors,  for the sustainability governance chart

We regularly review whether our governance framework continues to reflect our ambitions with regard to sustainability. In 2019, we therefore decided to further sharpen our focus on sustainable finance and we are now establishing a Sustainable Finance Steering Committee. It will be comprised of senior business leaders engaged in our firm’s sustainable finance efforts, who will work together to ensure that we continue to drive innovation and develop expertise and thought leadership regarding sustainable finance. The Chair of the Sustainable Finance Steering Committee is a member of the UBS in society Steering Committee.

1  UBS Investor Watch on the Year Ahead, November 2019.

2  UBS Asset Management and Responsible Investor magazine, ESG: Do You or Don’t You?, June 2019.

3 Swiss Sustainable Investment Market Study 2019, June 2019.

Our strategy, business model and environment
How we create value for our stakeholders

How do we define sustainable finance?

Sustainable finance refers to any form of financial service that integrates ESG criteria into business or investment decisions. We provide sustainable finance solutions across all our business divisions and to all our client groups (as shown in the “Key achievements in 2019” chart on the next page), with a particular focus on sustainable investing.

Sustainable investing is an approach that seeks to incorporate ESG considerations into investment decisions. SI strategies seek to achieve a positive environmental or social impact and/or align investments with an investor’s values regarding ESG topics, while aiming to improve portfolio risk and return characteristics. In the main, we identify three approaches of sustainable investing: exclusion (individual companies or entire industries are excluded from portfolios if their areas of activity conflict with an investor’s values); ESG integration (which combines ESG factors with traditional financial considerations); and impact investing (which is designed specifically to help generate a positive social or environmental impact alongside financial returns).

We were among the early movers in developing terminology to describe our sustainable investing activities and to consistently report on them. We are, however, conscious of the need to simplify and standardize the terminology for sustainable finance, which will help to develop and expand that market. We are therefore actively involved in the relevant discussions and are committed to reflecting pertinent changes to terminology in our reporting.

Core sustainable investments[1]
		For the year ended			% change from
USD billion, except where indicated	GRI[2]	31.12.19	31.12.18	31.12.17	31.12.18
Core SI products and mandates
Integration – sustainability focus[3]	FS11	46.4	20.0	12.8	132.4
Integration – ESG integration[4]	FS11	372.3	224.5	63.2	65.9
Impact investing[5]	FS11	9.1	4.7	2.8	92.1
Exclusions[6]	FS11	52.2	50.3	93.0	3.7
Third-party[7]	FS11	8.5	13.4	9.8	(37.0)
Total core sustainable investments	FS11	488.5	312.9	181.7	56.1
UBS total invested assets		3,607.0	3,101.0	3,262.0	16.3
Core SI proportion of total invested assets (%)	FS11	13.5	10.1	5.6

1 All figures are based on information available in January 2020.    2 FS stands for the performance indicators defined in the Financial Services Sector Supplement of the Global Reporting Initiative reporting framework.    3 Strategies where sustainability is an explicit part of the investment guidelines, universe, selection, and/or investment process.    4 Strategies that integrate environmental, social, and governance (ESG) factors into fundamental financial analysis to improve risk / return.    5 Strategies where the intention is to generate measurable environmental and social impact alongside financial return.    6 Strategies that exclude companies from portfolios where they are not aligned to an investor’s values. Includes customized screening services (single or multiple exclusion criteria).    7 SI products from third-party providers applying a strict and diligent asset selection process; the selection criteria have been reviewed for the end of 2019 reporting cycle, following a stricter approach from the provider of sustainability ratings. Excludes third-party products that went through a systematic GWM onboarding process, now counted under “Integration – sustainability focus.”

What do we offer?

We support clients’ sustainability efforts through thought leadership, innovation and partnerships, and we strive to incorporate ESG factors into the products and services we provide. We support corporate and institutional clients who want to generate positive environmental and societal impact using our corporate advisory expertise or by directing capital through our lending or investment capacity. We assist private and institutional clients with their desire to invest in accordance with their own social and environmental objectives, and we are proactive in discussing these issues with them.

Through our Philanthropy Services platform, we are partnering with clients to manage their philanthropy and maximize their impact, by offering expert advice, carefully selected programs from UBS Optimus Foundation, and innovative social financing mechanisms, such as development impact bonds.

In 2019, we noted strong momentum in our sustainable finance activities. A key indicator is the development of our core SI assets, where we managed to more than double penetration, from 5.6% of total invested assets in 2017 to 13.5% (USD 488 billion) in 2019 (2018: 10.1% or USD 313 billion). Core sustainable investments are SI products that involve a strict and diligent asset selection process through either exclusions (of companies / sectors from portfolios where the companies / sectors are not aligned to an investor’s values) or positive selections (such as best-in-class, thematic or ESG integration and impact investing).

Norms-based screening assets, i.e., assets that fall under the application of a UBS policy1 and do not otherwise qualify as a core sustainable investment, amounted to USD 818 billion as of 31 December 2019 (up from USD 797 billion in 2018). Total sustainable investments, including norms-based screening assets, accounted for USD 1,306 billion (2018: USD 1,110 billion), or 36.2% (2018: 35.8%), of our total invested assets.

1 The assets in discretionary mandates, in UBS’s actively managed retail and institutional funds, as well as in our firm’s proprietary trading book, are subject to our firm’s policy on the prohibition of investment in and indirect financing of companies involved in the development, production or purchase of anti-personnel mines and cluster munitions.

Key achievements in 2019

Group

We are committed to maximizing positive effects and to minimizing negative impact that we have on society and the environment.

- UBS Optimus Foundation: an award-winning grant-making foundation that helps our clients use their wealth to drive positive and sustainable social change for children.
- Environmental and social risk management: we engage with clients and suppliers to better understand their processes and policies, and to explore how any environmental and social risks may be mitigated.

Global Wealth Management

- USD 3.9 billion raised toward commitment to direct at least USD 5 billion of client assets in SDG-related impact investments by 2021.
- Launch of the SDG Engagement High Yield Credit funds.

9.4 USD billion

invested in 100% SI solutions and bespoke SI solutions.

3.3 million children

In 2019, UBS Optimus Foundation raised USD 89.5 million in donations, approved USD 109.5 million in grants and helped improve the well-being of 3.3 million children worldwide.

Personal & Corporate Banking

We have been building sustainable finance offerings for all client segments.

- Retail clients: access to 100% sustainable investment solutions.
- Corporate clients: USD 200 million raised in the first green bond for a Swiss-listed energy and infrastructure company.
- Institutional clients: advice on SI integrated into strategic dialog with clients.

2 core SI products

were launched for our retail clients.

Investment Bank

We are focused on meeting the needs of our clients with regard to ESG and sustainable finance, and helping reshape business models and investment opportunities.

- Dedicated thought-leading ESG research team in its 15th year.
- Introduced the UBS ESG icon in our research reports in 2019, flagging ESG content in 32 reports.
- UBS ESG and Sustainability Symposium in London with over 40 speakers; relevant ESG content incorporated at key client conferences.
- Sustainability-driven investment solutions: launch of ESG Global Equity Premia.

Asset Management

We have established an industry-leading SI platform offering a wide range of SI strategies across various asset classes, integrating sustainability and impact into all our mainstream offerings.

- Invested assets in the categories "impact investing" and "sustainability focus" increased 14-fold since beginning of 2016 to USD 38.6 billion.
- ESG integration across all traditional asset classes, at USD 323.1 billion.

3.1 USD billion

Climate Aware strategy, a pioneering approach to integrate the 2°C climate change scenario into an investment solution, at USD 3.1 billion invested assets.

25 green and sustainable bonds

Support for companies driving positive impact: 25 high-profile issuances of green and sustainable bonds.

Our strategy, business model and environment
How we create value for our stakeholders

Investors

We generate long-term value for our investors by executing our strategy with discipline, striving for cost- and capital-efficient growth, long-term sustainable value creation, and attractive shareholder returns.

Investor base

Our investor base is well diversified. A substantial proportion of our institutional shareholders are based in the US, the UK and Switzerland.

→   Refer to the “Corporate governance” section of this report for more information about disclosed shareholdings

Cost- and capital-efficient revenue growth

We aim to drive higher and superior returns by growing and leveraging our unique, integrated and complementary business portfolio and geographic footprint. Our Global Wealth Management business is well positioned to take advantage of two secular trends: wealth transfer and wealth creation, partly driven by continued economic growth, particularly in Asia, where China is opening its financial markets. Each of our businesses has initiatives to achieve revenue growth and improve operating efficiency.

→   Refer to “Industry trends” in the “Our environment” section of this report for more information about wealth creation and wealth transfer

We aim to balance growth opportunities with cost and capital efficiency in order to drive attractive risk-adjusted returns and sustainable performance.

Our primary measurement of performance for the Group is return on common equity tier 1 capital (CET1), as regulatory capital is our binding constraint and drives our ability to return capital to shareholders.

→   Refer to the “Performance targets and measurement” section of this report for more information

Shareholder returns

We aim to increase our ordinary dividend per share by USD 0.01 each year, and to return excess capital through share repurchases. We consider business conditions and any idiosyncratic developments when determining excess capital available for share repurchases.

Alignment of interests

We aim to align the interests of our employees with those of our equity and debt investors. This is reflected in our compensation philosophy and practices.

→   Refer to “Our compensation philosophy” in the “Compensation” section of this report for more information

Communications

Our Investor Relations function serves as the primary point of contact between UBS and all shareholders. Our senior management and the Investor Relations team regularly interact with the institutional investors community, financial analysts and other market participants, such as credit rating agencies. Clear, transparent and relevant disclosures, together with regular and direct interactions with existing and prospective shareholders, form the basis for our communications. The Investor Relations team also relays the views of and feedback from institutional investors and other market participants on UBS to our senior management.

Investor Relations and Corporate Responsibility work together and interact with those investors focusing on sustainability topics relevant to UBS and society at large.

→   Refer to “Corporate governance” and “Information policy” in the “Corporate governance” section of this report for more information

→   Refer to “Society” in this section for more information about our sustainability efforts

Employees

Our employees drive our success. Our employees work in 50 countries, are citizens of 136 nations and speak more than 150 languages. Their skills, experience and commitment enable us to deliver innovative solutions for our clients, foster sustainable business success, protect our reputation and drive the firm forward. As an employer, we attract, develop and retain a diverse range of talent and aim to ensure there is a workplace culture that supports and engages our employees, enabling them to build their careers and unlock their full potential.

The keys to a strong corporate culture

Our three keys to success remain the foundation of our strategy and culture. Together, they define what we stand for as a firm and as individuals, and they drive our business strategy. We set out on our cultural transformation in 2011, defining and then embedding our Pillars, Principles and Behaviors into our core people management processes. We conduct regular employee surveys to obtain feedback and ensure continuous improvement, discussing the findings and further actions with our employees. In 2019, responses indicated that employee engagement, appreciation for our talent management practices, and pride in working at UBS were all above the norm for financial services organizations.

→   Refer to the foldout pages of this report for more information about our Pillars, Principles and Behaviors

Engaging and enabling employees, instilling a strong risk culture and promoting sustainability were culture-building priorities in 2019. In this respect, our Group Franchise Awards program provided foundational support. This Group-wide initiative rewards employees for cross-divisional collaboration and operational effectiveness improvements.

We are convinced that leadership drives culture, and culture drives performance. Great leaders are the key to developing our people, client relationships and results. For many years, our House View on Leadership has outlined what effective leadership is at UBS, as well as what employees can expect. To help leaders better adapt to continuous change and digitalization, we updated our House View in 2019 and integrated its precepts into all of our core HR processes, including recruitment, performance evaluations, training, succession planning and promotions. Characteristics such as innovation, curiosity and agility complement our long-standing emphasis on inclusivity, sustainable profits, accountability, cross-firm partnership and putting clients first. It is an evolution of how we view leadership that creates an extraordinary experience for our clients and our people.

Our strategy, business model and environment
How we create value for our stakeholders

Hiring, developing and retaining talent

We are widely recognized as an employer of choice and a great place to build a career. Key to our success is our long-standing commitment to investing in our employees at every career stage. It starts with recruitment, where our philosophy is to hire for potential, considering the individual’s experience and competencies, learning capabilities and agility, as well as digital and data savviness. We hired a total of 10,080 external candidates in 2019. Our junior talent programs hired more than 1,700 graduate and other trainees, interns and apprentices. We also continued our insourcing and hiring activities in our Business Solutions Centers in China, India, Poland, Switzerland and the US as part of our integrated workforce strategy.

Our in-house UBS University further updated its curriculum in 2019 to emphasize future-skills development and personal growth for all employees, with a new digital skills curriculum that builds knowledge about topics such as blockchain, cloud computing, robotics and artificial intelligence. We also launched a mobile learning app to enable employees to learn whenever and wherever they want. We revamped our leadership development offering in 2019 to ensure that our leaders have the skills they need to develop their businesses and their people, and to lead effectively in the digital transformation age. In 2019, our permanent employees completed more than 1,100,000 learning activities, including mandatory training on compliance, business and other topics. This averaged to more than two training days per employee.

Along with line manager effectiveness, having a wide range of learning and career development opportunities, as well as tools to facilitate professional growth, are key drivers of employee engagement. In this respect, our new Career Navigator tool, which was launched in June 2019, has been a game-changer. This online platform enables employees to explore career paths and search for open roles that match their interests while allowing our recruiters to find internal talent more easily. It also identifies skill gaps with regard to new roles and interests and directly links to learning opportunities to help fill these gaps.

We are committed to ensuring a workplace where employees are fairly treated, with equal opportunities for all. We do not tolerate harassment of any kind. Our global measures include employee and line manager training, specialist expertise in handling concerns raised, and a global employee hotline. A Harassment Guardian provides an independent view of the firm’s setup, procedures and behaviors to prevent harassment and sexual misconduct.

We pay for performance, and a strong commitment to pay equity is embedded into our compensation policies. We conduct regular internal, as well as independent external, reviews, with the aim of ensuring that all employees are paid fairly, and we seek to address any unexplained gaps.

→   Refer to www.ubs.com/employerawards, www.ubs.com/careers  and the “Compensation” section of this report for more information

Personnel by region
	As of			% change from
Full-time equivalents	31.12.19	31.12.18	31.12.17	31.12.18
Americas	21,036	21,309	20,770	(1)
of which: USA	20,232	20,495	19,944	(1)
Asia Pacific	13,956	12,119	8,959	15
Europe, Middle East and Africa (excluding Switzerland)	12,918	12,620	11,097	2
of which: UK	5,704	5,782	5,274	(1)
of which: rest of Europe (excluding Switzerland)	7,048	6,670	5,662	6
of which: Middle East and Africa	166	168	161	(1)
Switzerland	20,691	20,840	20,427	(1)
Total[1]	68,601	66,888	61,253	3
1 The increase in workforce in 2019 and 2018 was mainly due to insourcing initiatives and was more than offset by a decrease in external staff.

The importance of diversity and inclusion

A widely diverse workforce that reflects the experience of our global clients is important for our long-term success. We therefore strive to shape a diverse and inclusive culture across the firm to drive sustainable growth and innovation, deliver the best of UBS to our clients, and build a better place to work for all employees.

Our broad view of diversity encompasses a range of aspects, including gender, ethnicity, LGBTQ, disability, mental health and inclusive leadership. We remain committed to narrowing our gender representation gap, especially at the management level, through a global gender diversity strategy and a wide range of supporting initiatives to hire, promote and retain more women at all levels of the organization. We continue to make progress toward our stated aspiration of increasing the representation of women in management roles to one-third. In 2019, 25.2% of all employees in roles at Director level and above were women, up from 24.7% in 2018.

Our UBS Career Comeback program, which was launched in 2016, continues to help us increase our pipeline of female senior leaders. Professionals looking to return to corporate jobs after a career break are hired for permanent roles and supported with specialized onboarding, coaching and mentoring. In 2019, Career Comeback expanded beyond its four established hubs in the US, UK, Switzerland and India to become a global, year-round program. To date, Career Comeback has helped 142 women and 8 men relaunch their careers.

→  Refer to www.ubs.com/diversity  for additional information about our priorities and commitments, and the Sustainability Report 2019, available from 5 March 2020 under “Annual reporting” at www.ubs.com/investors  for our management practices and detailed employee data, including gender- and region-specific data

Our strategy, business model and environment
How we create value for our stakeholders

Society

As expressed in the 17 United Nations Sustainable Development Goals (the SDGs), the world faces enormous societal and environmental challenges. We recognize that it is important to understand these challenges, as well as the opportunities arising from them, to consider their relevance to UBS and to identify potential actions our firm may need to take.

As the world’s largest truly global wealth manager, we have a responsibility to take a leading role in shaping a positive future, for everyone, including the generations to come.

Code of Conduct and Ethics

In our Code of Conduct and Ethics (the Code), the Board of Directors and the Group Executive Board set out the principles and practices that define our ethical standards and the way we do business. These principles apply to all aspects of our business.

All employees must confirm annually that they have read and will adhere to the Code and other key policies, supporting a culture where ethical and responsible behavior is part of our everyday operations.

In the Code, we make a commitment to integrating financial and societal performance for the mutual benefit of our clients and our firm – and that we are constantly looking for better ways to do business in an environmentally sound and socially responsible manner.

→   Refer to the Code of Conduct and Ethics of UBS, available at www.ubs.com/code, for more information

Engaging with society

We engage with representatives of wider society on a regular basis and on a wide range of topics. This engagement yields important information about society’s expectations and concerns and makes a critical contribution to our understanding and management of issues with potential (positive and negative) relevance to our firm – and to society. By actively fostering such interactions, we are in a position to address expectations and concerns in an informed and effective manner.

UBS in society

UBS in  society  is  a  dedicated  organization  within  the  firm,  focused on maximizing our positive effect and minimizing any negative effects UBS has on society and the environment. It covers all of the activities and capabilities related to sustainable finance (including sustainable investing), philanthropy, environmental, climate and human rights policies governing client and supplier relationships, our environmental footprint, human resources, and community investment. It is through this cross-divisional organization that we leverage our expertise across all of these areas to drive sustainable performance. UBS in society is committed to making UBS a force for driving positive change in society and the environment.

The activities  driven  by  UBS  in  society  are  overseen,  at  the  highest  level  of  our  firm,  by  our  Board  of  Directors’  Corporate  Culture  and  Responsibility  Committee  (the CCRC). The Group CEO supervises the execution of the UBS in society strategy and annual objectives and informs the Group Executive Board and CCRC about UBS in society updates as appropriate. Reporting to the Group CEO,  the  Head  UBS  in  society  is  UBS’s  senior-level  representative  for  sustainability issues and, on behalf of the Group CEO, proposes the UBS in society strategy and annual objectives to the CCRC for approval.

→   Refer  to “Board  of  Directors” in  the “Corporate  governance”  section  of  this  report  for  more  information  about  the  CCRC

Driving change in finance

As a major financial institution, we are conscious that the activities and decisions of our clients can have a substantial impact on society. It is for that reason that we strive to incorporate environmental, social and governance (ESG) impacts into the products and services we provide to clients and partner with them to help mobilize capital toward the achievement of the SDGs and the orderly transition to a low-carbon economy.

We know that ESG topics are increasingly important to our clients. That is why we have dedicated a separate section in this report to highlight our commitment to serving the growing sustainable finance needs and expectations of our clients, and to the key activities associated with our commitment.

→      Refer to “Our focus on ESG” in this section  for more information

Driving change in philanthropy

We believe our clients can make a meaningful, and measurable, difference for their chosen causes with advice from our philanthropy experts and the more than 200 global programs that have been carefully selected through our UBS Optimus Foundation. We increase social impact by combining our expertise with capital and networks. Through our Philanthropy Services platform, we offer clients unique access to social and financial innovation and philanthropic advice, as well as tailored program design, co-funding and co-development opportunities.

→   Refer to www.ubs.com/optimus  for more information

Driving change in communities

We recognize that our firm’s long-term success depends on the health and prosperity of the communities of which we are a part. We seek to redress disadvantages through long-term investments in education and entrepreneurship. We provide strategic financial commitments and targeted employee volunteering to drive impact across a number of the SDGs.

→   Refer  to the “Driving change in communities”  section in  the  Sustainability Report 2019, available from 5 March 2020 under “Annual reporting” at www.ubs.com/investors  for  more  information

Driving change in business

We view the proper, firm-wide management of our firm’s own environmental footprint and our supply chain as important proof of how we do business in a sustainable manner for the benefit of society.

This is equally true of our comprehensive environmental and social risk management and framework that governs client and vendor relationships and is applied firm-wide to all activities. We have set environmental and social risk standards pertaining to environmental and human rights topics in product development, investments, financing and supply chain management. We have identified certain controversial activities that we will not engage in at all, or only under stringent criteria. As part of this process, we engage with clients and vendors to better understand their processes and policies, and to explore how any environmental and social risks may be mitigated.

We have set ambitious targets relating to our use of energy, water and paper, as well as to our travel and the amount of waste we produce, and we aim to increase the awareness of environmental and social matters among our employees and foster a long-term sustainable mindset in all our activities. In 2019, the year in which we celebrated 20 years since becoming the first bank to gain global environmental management system certification (ISO 14001), we ran major campaigns on key environmental themes.

Our campaigns demonstrate our strong commitment to reducing UBS’s environmental footprint and further raising our employees’ awareness of key environmental challenges. The “Go drastic. Cut the plastic.” global campaign, which was launched in July 2019, aims at encouraging behavioral change to help tackle, reduce and phase out single-use plastic items across our firm. In October, we held our first Zero Waste Day at 22 sites across the globe, which featured numerous sustainability-themed activities. Additionally, at five major offices across the globe, we hosted events featuring subject matter experts talking about their life’s work and passion, including speakers from innovative companies.

→   Refer to the Sustainability Report 2019, available from 5 March 2020 under “Annual reporting” at www.ubs.com/investors, for full descriptions of our environmental management, our responsible supply chain management and our environmental and social risk management and framework

Reporting to our stakeholders on our sustainability strategy and activities

Information about all our sustainability efforts and commitments is provided in the UBS Sustainability Report,1 available under “Annual reporting” at www.ubs.com/investors.  The content of the Sustainability Report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards (“comprehensive” option) and with the German rules implementing the EU directive on disclosure of non-financial and diversity information (2014/95/EU). Our reporting on sustainability has been reviewed on a limited assurance basis by Ernst & Young Ltd against the GRI Standards. Our Sustainability Report 2019 also includes our full climate disclosure, which we have been aligning with the recommendations provided by the Financial Stability Board’s Task Force on Climate-related Financial Disclosures since their introduction in 2017.

1 The UBS Sustainability Report is available from 5 March 2020, and is not deemed incorporated by reference into the SEC Form 20-F filing.

Our strategy, business model and environment
How we create value for our stakeholders

Aims and progress

We work with a long-term focus on providing appropriate returns to all of our stakeholders in a responsible manner. To underline our commitment, we provide transparent goals and report on progress made against them wherever possible. In 2019, we made good progress in delivering against the Group’s aims.

We aim to be / Our key goals[1]	Our progress
A leader in sustainable finance across all client segments
2017–2020 – Double the penetration of core SI assets from 5.6% (USD 182 billion) of total invested assets[2]	– Achieved our goal one year early, reaching USD 488.5 billion in core SI assets representing 13.5% of total invested assets[2,3]
2016–2021 – Direct at least USD 5 billion of client assets into SDG-related impact investments	– USD 3.9 billion of client assets directed into SDG-related impact investments[4]
A recognized innovator and thought leader in philanthropy
2017–2020 – Achieve 40% of employees volunteering with 40% of volunteer hours being skills based – Increase donations to UBS Optimus Foundation to CHF 100 million in 2020

–     38% of global workforce volunteered and 48% of volunteer hours were skills based[5]

–     UBS Optimus Foundation: USD 89.5 million (CHF 86.9 million) in donations raised; USD 109.5 million (CHF 106.3 million) in grants approved

2020–2025

–     Support 1 million young people and adults (“beneficiaries”) to learn and develop skills for employment, decent jobs and entrepreneurship through our community investment activities

–     Improve the lives of 5 million children globally by engaging at least 1,000 clients in UBS Optimus Foundation’s collective giving platforms

– Progress against these goals will be reported for the financial year 2020 onward
An industry leader in sustainable business practices
– Retain favorable positions in key ESG ratings

–     Maintained leadership position (Dow Jones Sustainability Indices / DJSI)

–     AA rating maintained (MSCI ESG Research)

–     Industry leader rank maintained (Sustainalytics)

–     A–  rating and included in Leadership band (CDP)

2017–2022 – Implement the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD)	– First TCFD reporting introduced for the financial year 2017, continuous improvements ever since
2019–2024 – Implement the requirements of the Principles for Responsible Banking (PRB)	– Among the founding signatories of the PRB (September 2019)
An employer of choice
– Being recognized as one of the world’s most attractive employers in key ratings and rankings

–     Included in Global Universum ranking of Top 50 World’s Most Attractive Employers

–     Peer-leading position in human resources elements of DJSI

–     Score above financial services norm in employee engagement and work environment (based on employee survey results)

–     Recognized by Bloomberg Gender-Equality Index

1 Refer to the UBS in society constitutional document (in the Sustainability Report 2019) for  more  information about all aims. Goals are to be achieved by the end of the target year.    2  Core SI are SI products that involve a strict and diligent asset selection process through either exclusions (of companies / sectors from the portfolio where the companies are not aligned to an investor’s values) or positive selections (such as best-in-class, thematic or ESG integration and impact investing). Refer to the “Core sustainable investments” table in “Our focus on ESG” in this section.    3  The increase in core SI assets was mainly driven by the ESG integration strategy of Asset Management. Refer to the “Core sustainable investments” table in “Our focus on ESG” in this section.    4  Strategies where the investment has the intention of generating measurable environmental and social impact alongside a financial return.    5 Refer to the “Driving change in communities” section in the Sustainability Report 2019.

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

→   Refer to the “Our evolution” section of this report for more information

→   Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Regulation and supervision in Switzerland

Supervision

UBS Group AG and its subsidiaries are subject to consolidated supervision by FINMA under the Swiss Federal Law on Banks and Savings Banks (the Swiss Banking Act) and related ordinances, which impose, among other requirements, minimum standards for capital, liquidity, risk concentration and internal organization. FINMA fulfills its statutory supervisory responsibilities through licensing, regulation, supervision and enforcement. It is responsible for prudential supervision and mandates audit firms to perform regulatory audits and other supervisory tasks on its behalf.

Capital adequacy and liquidity regulation

As an internationally active Swiss SRB, we are subject to capital and total loss-absorbing capacity requirements that are based on both risk-weighted assets and leverage ratio denominator and are among the most stringent in the world. Furthermore, we are subject to short-term liquidity coverage ratio rules, and after the net stable funding ratio will have been brought into force in
Switzerland, which the Swiss Federal Council currently intends will be by mid-2021, we will be subject to long-term minimum funding requirements.

→   Refer to the “Capital management” section of this report for more information about the Swiss SRB framework and the Swiss too-big-to-fail requirements

→   Refer to “Assets and liquidity management” in the “Treasury management” section of this report for more information about liquidity coverage ratio requirements

→   Refer to the “Regulatory and legal developments” section of this report for more information about the introduction of the net stable funding ratio

Regulation and supervision outside Switzerland

Regulation and supervision in the US

In the US, UBS is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the Federal Reserve Board) under a number of laws. UBS Group AG and UBS AG are both subject to the Bank Holding Company Act, under which the Federal Reserve Board has supervisory authority over the US operations of both UBS Group AG and UBS AG. UBS’s US operations are also subject to oversight by the Federal Reserve Board’s Large Institution Supervision Coordinating Committee.

In addition to being a financial holding company under the Bank Holding Company Act, UBS AG maintains several branches and representative offices in the US, which are authorized and supervised by the Office of the Comptroller of the Currency. UBS AG is registered as a swap dealer with the Commodity Futures Trading Commission (the CFTC) and we expect that UBS AG will be required to register as a security-based swap dealer with the Securities and Exchange Commission (the SEC) by the registration date of 6 October 2021.

UBS Americas Holding LLC – the intermediate holding company for our non-UBS AG branch operations in the US, as required under the Dodd–Frank Act – is subject to requirements established by the Federal Reserve Board related to risk-based capital, liquidity, the Comprehensive Capital Analysis and Review stress testing and capital planning process, and resolution planning and governance.

Our strategy, business model and environment
Regulation and supervision

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

Regulation and supervision in the UK

Our regulated operations in the UK are mainly subject to the authority of the Prudential Regulation Authority (the PRA), which is part of the Bank of England, and the Financial Conduct Authority (the FCA). We are also subject to the rules of the London Stock Exchange and other securities and commodities exchanges of which UBS AG is a member.

UBS AG and UBS Europe SE have UK-registered branches in London. UBS AG, London Branch serves as a global booking center for our Investment Bank. In addition, our regulated subsidiaries in the UK that provide asset management services are authorized and regulated mainly by the FCA, with one entity being also subject to the authority of the PRA.

Regulation and supervision in Germany

Certain parts of the businesses of UBS Limited have been transferred via cross-border merger to UBS Europe SE, a Frankfurt-based subsidiary of UBS AG. The remainder of the businesses not merged into UBS Europe SE were transferred to UBS AG, London Branch. As a result of the cross-border merger, UBS Europe SE has become a significant entity and is subject to the direct supervision of the European Central Bank, in addition to the continued conduct, consumer protection and anti-money laundering-related supervision by the German BaFin and the supervisory support by the German Bundesbank. The entity is subject to EU and German laws and regulations. UBS Europe SE maintains branches in Austria, Denmark, France, Italy, Luxembourg, the Netherlands, Poland, Spain, Sweden, Switzerland and the UK, and is subject to conduct supervision by authorities in all those countries.

Regulation and supervision in Singapore and Hong Kong

In Asia Pacific (APAC), we operate from 13 locations and are therefore subject to the regulation and supervision by local financial regulators. The APAC regional hubs are Singapore and Hong Kong.

UBS AG, Singapore Branch and UBS Securities Pte. Ltd. are primarily supervised by the Monetary Authority of Singapore and the Singapore Exchange.

UBS AG, Hong Kong Branch is primarily supervised by the Hong Kong Monetary Authority. UBS Securities Hong Kong Limited, UBS Securities Asia Limited and UBS Asset Management (Hong Kong) Limited are primarily supervised by the Hong Kong Securities and Futures Commission. In addition, UBS Securities Hong Kong Limited is supervised by the Hong Kong Stock Exchange and the Hong Kong Futures Exchange.

Financial crime prevention

Combating money laundering and terrorist financing has been a major focus of government policies relating to financial institutions in recent years. The US Bank Secrecy Act and other laws and regulations require the maintenance of effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients. Failure to maintain and implement adequate programs to prevent money laundering and terrorist financing could result in significant legal and reputation risk.

In addition, we are subject to laws and regulations, in jurisdictions in which we operate, prohibiting corrupt or illegal payments to government officials and others, including the US Foreign Corrupt Practices Act and the UK Bribery Act. We maintain policies, procedures and internal controls intended to comply with those regulations.

Data protection

We are subject to regulations concerning the use and protection of customer, employee, and other personal and confidential information. This includes provisions under Swiss law, the EU General Data Protection Regulation (the GDPR) and laws of other jurisdictions.

If implemented as proposed, we will become subject to a revised Swiss data protection law, which seeks to improve data protection for individuals by enhancing the transparency and accountability rules for companies processing data, among other measures. This is intended to ensure the equivalence necessary for the continued cross-border transmission of data. We expect the Swiss parliament to pass the revised law in 2020 and expect it to take effect on 1 January 2021.

→   Refer to the “Risk factors” section of this report for more information about regulatory change

Recovery and resolution

Too-big-to-fail legislation in Switzerland requires each Swiss systemically relevant bank (SRB) to establish an emergency plan to avoid impending insolvency while maintaining systemic functions. In response to these requirements in Switzerland, and to similar requirements in other jurisdictions, UBS has developed recovery plans and resolution strategies, as well as plans for restructuring or winding down businesses if the firm could not be stabilized by other measures.

In 2013, FINMA stated its preference for a single point of entry (SPE) strategy for globally active SRBs, such as UBS, with a bail-in at the group holding company level. UBS has since made structural, financial and operational changes to facilitate an SPE strategy and is confident that a resolution of the bank is operationally executable and legally enforceable. In February 2020, FINMA published its assessment of the recovery and resolution plans and emergency plans for Swiss SRBs. FINMA confirmed that our Swiss emergency plan is effective, subject to a further reduction of its joint and several liabilities. In addition, FINMA confirmed that UBS has completed important measures and made considerable progress with respect to its global resolvability.

UBS’s crisis management framework

There are three key governance bodies within the UBS Group crisis management framework (see the chart below), which take responsibility and action depending on the nature of the stress incident and the scale of the response needed.

–   For incident, risk and crisis management, the Group Crisis Management Committee works with incident management teams who provide monitoring and early warning indicators to management at a local or regional level, without the need to activate protocols at the Group level. In the event that any local response is insufficient, global task forces and crisis management teams provide decision-making guidance and coordination, including crisis management plans, protocols and playbooks, as well as contingency funding plans.

–   The Group Executive Board (the GEB) and the Board of Directors (the BoD) of the Group would evaluate and decide upon the need to activate the Global Recovery Plan (the GRP) were a stress event to reach a severity that required such decision making, according to the risk indicators identified in the GRP.

–   FINMA has the authority to determine whether the point of impending insolvency as defined by Swiss law has been reached and, in such instances, as part of the resolution strategy, has the power to order the bail-in of creditors to recapitalize and stabilize the Group, limit payments of dividends and interest, alter our legal structure, take actions to reduce business risk, as well as to order a restructuring of the bank.

Our strategy, business model and environment
Regulation and supervision

Global Recovery Plan

The Global Recovery Plan (the GRP) provides UBS’s senior management with a tool to respond to early warning indicators and identifies measures to restore financial strength should UBS come under severe capital and/or liquidity stress.

Defined quantitative and qualitative triggers are monitored daily and are subject to predefined governance and escalation processes. Fully actionable recovery options are available and provide a firm basis for the GEB Recovery Task Force for decision making in recovery. Recovery options have defined execution owners and playbooks with the following objectives:

–   capital preservation, such as reduction of future dividends, incentive compensation reductions;

–   capital raising, such as issuance of mandatory convertible instruments; and

–   raising funding, disposal or wind-down of businesses.

Global Resolution Strategy

The Global Resolution Strategy (the GRS) sets out measures that can be taken by FINMA to resolve UBS in an orderly manner, in the event that the recovery process is not successful and the Group enters into resolution. UBS submits the GRS to FINMA, which has the ultimate authority and responsibility to execute the resolution, in cooperation with the Swiss National Bank, the Federal Department of Finance and other key authorities through a Crisis Management Group. The SPE bail-in strategy would involve the write-down of remaining equity, additional tier 1 and tier 2 instruments of the Group, as well as the bail-in of total loss‑absorbing (TLAC)-eligible senior unsecured bonds at the UBS Group AG level. At the same time, an internal recapitalization of the affected subsidiaries would be executed, allowing the subsidiaries to transmit incurred losses to the parent bank, UBS AG, and ultimately to UBS Group AG. Post-resolution restructuring measures could include the potential wind-down of businesses and assets, as well as business disposals. Preparatory work is ongoing. Overall, FINMA confirmed that UBS has already taken important preparatory steps and has thus made considerable progress with respect to its global resolvability.

Local plans

The UBS US resolution plan sets out the steps which could be taken to resolve the UBS Americas Holding LLC group in the event that the US sub-group suffered material financial distress and the Group was either unable or unwilling to provide financial support. As required by the US resolution planning regulations, our US plan contemplates that UBS Americas Holding LLC will commence a bankruptcy proceeding in the US. Prior to commencement of the proceeding, the plan contemplates that UBS Americas Holding LLC would downstream financial resources to its subsidiaries to facilitate the orderly wind-down or disposal of businesses.

Subsequent to the cross-border merger of UBS Limited into UBS Europe SE, the enlarged European operating subsidiary is in the process of developing resolution planning according to Single Resolution Board requirements. In view of the relatively small size of UBS Europe SE compared with the overall Group, emphasis is placed on the GRP and GRS to provide the tools necessary to recapitalize and restructure the company in the event of material financial distress.

The Swiss emergency plan demonstrates how UBS’s systemically important functions and critical operations can continue in the event that a successful restructuring of the Group is deemed not to be successful. This is achieved mainly by maintaining UBS Switzerland AG as a separate legal entity. FINMA has confirmed that the Swiss emergency plan is effective, subject to a further reduction of its joint and several liabilities.

Other local recovery and resolution plans exist for various Group entities and jurisdictions. They illustrate how local operations benefit from the GRP and the GRS, and also support the global plans. UBS’s operational continuity planning is intended to ensure the uninterrupted provision of critical services even if certain Group entities are discontinued in a crisis.

Our strategy, business model and environment
Regulatory and legal developments

Regulatory and legal developments

Switzerland

Swiss Federal Council adopts new rules on gone concern capital for G-SIBs

In November 2019, the Swiss Federal Council adopted amendments to the Capital Adequacy Ordinance, which became effective 1 January 2020. The revisions introduce gone concern capital requirements for Switzerland-based intermediate parent banks of global systemically important banks (G-SIBs) on a standalone basis. As a consequence, UBS AG will be subject to: (i) a gone concern capital requirement on its third-party exposure on a standalone basis; (ii) an additional gone concern capital buffer requirement equal to 30% of the Group’s gone concern capital requirement on UBS AG’s consolidated exposure; and (iii) a gone concern capital requirement equal to the nominal value of the gone concern instruments issued by UBS entities and held by the parent bank. A transitional period until 2024 will be granted for the buffer requirement.

Based on current estimates, and once the new requirements have been fully phased in, we expect the UBS Group to be required to maintain a gone concern leverage ratio of around 75–100 basis points higher than what would be required to meet the Group requirements alone. The actual total loss‑absorbing capital Group requirement at the end of the transition phase will depend on a number of components, including the subsidiaries’ loss-absorbing capacity at the time.

The revisions also reduced the gone concern requirement of UBS Switzerland AG to 62% of the Group’s gone concern requirement (before rebate) and increased the minimum gone concern requirement for the Group (after rebate) from 3% to 3.75% (based on leverage ratio denominator), effective 1 January 2022.

Finally, instruments available to meet gone concern requirements remain eligible until one year before maturity; however, the current haircut of 50% in the last year of eligibility is no longer applied under the revised rules.

→   Refer to the “Capital management” section of this report for more information about the currently applicable requirements

Swiss corporate tax reform

In May 2019, the Swiss electorate approved corporate tax reform measures that abolish preferential corporate tax regimes and introduce a series of tax measures aligned with Organisation for Economic Co-operation and Development (OECD) standards, while seeking to maintain Switzerland’s competitiveness as a business location. The federal changes resulting from this tax reform do not have a significant effect on the tax expenses for the Group, as increases resulting from the reform are largely offset by tax rate reductions and other changes at the cantonal level. The federal reform became effective on 1 January 2020.

The reform measures also provide that for Switzerland-domiciled companies with shares listed on a stock exchange no more than 50% of dividends may be, and at least 50% of share repurchases for redemption must be, paid out of capital contribution reserves, with the remainder required to be paid from retained earnings. As a result, at least 50% of all dividends paid after 1 January 2020, including dividends in respect of the financial year 2019, will be paid from retained earnings, and will be subject to a 35% Swiss withholding tax. As of 31 December 2019, UBS held CHF 13 billion in approved capital contribution reserves for potential future distributions to shareholders, either in the form of dividends or share repurchases.

Separately, following a change in Swiss tax law as of 1 January 2019 that applies to holding companies of systemically relevant banks issuing loss-absorbing additional tier 1 or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments, UBS will no longer issue such instruments out of UBS Group Funding (Switzerland) AG and existing instruments were migrated to UBS Group AG in October 2019.

EU equivalence for Swiss trading venues

In June 2019, the European Commission decided not to extend its equivalence decision for Swiss trading venues beyond the end of June 2019, citing a perceived lack of progress toward the conclusion of an institutional framework agreement between Switzerland and the EU as the reason for this decision.

In reaction, the Swiss Federal Council activated a contingency measure to protect the Swiss stock exchange infrastructure, effective as of 1 July 2019. The Swiss measure introduced a recognition requirement for foreign trading venues that admit shares issued by Swiss incorporated companies to trading, with EU trading venues having their recognition revoked due to the lack of reciprocity. To comply with this measure, trading in Swiss shares on EU trading venues ceased and was redirected to Swiss trading venues as of 1 July 2019, as permitted under EU law in the absence of eligible EU trading venues.

We prepared for this scenario and, as of 1 July 2019, routed relevant trade flows in Swiss shares from EU to Swiss trading venues, with limited adjustment costs for UBS.

Swiss National Bank adjustment to the zero interest rate exemption threshold

In September 2019, the Swiss National Bank (the SNB) announced adjustments to the calculation of the amount of sight deposits at the SNB that are exempt from negative interest rates. The exemption threshold has been increased from 20 to 25 times each bank’s minimum requirement. In addition, the threshold will be updated on a monthly basis. These changes came into effect on 1 November 2019. The SNB communicated that this decision was taken based on the assumption that the low interest rate environment around the world will persist for some time. In its December 2019 monetary policy assessment, the SNB left its previously announced policy measures unchanged. UBS maintains significant sight deposits at the SNB. The adjustments to the exemption threshold calculation benefit our net interest income.

Swiss Federal Council communicated its intention to bring the NSFR into force by mid-2021

Having delayed the introduction of net stable funding ratio (NSFR) requirements in Switzerland over the previous two years to align with developments in the EU and the US, the Swiss Federal Council communicated its intention in November 2019 to adopt the associated ordinance amendments in early summer 2020, and bring them into force by mid-2021. The Federal Department of Finance was mandated to finalize the regulatory texts jointly with relevant stakeholders, including affected banks, in the coming months. If implemented as originally proposed in the 2017 consultation, the introduction of the NSFR could result in a significant increase in long-term funding requirements on a legal entity level.

Automatic exchange of information

In September 2019, as a consequence of the automatic exchange of information (AEI) introduced in Switzerland as of 1 January 2017, the Swiss Federal Tax Administration exchanged information on financial accounts with 75 countries. With 63 of these countries, the exchange was reciprocal. In the case of 12 countries, Switzerland received information, but did not provide any, either because those countries do not yet meet the international requirements on confidentiality and data security (Belize, Bulgaria, Costa Rica, Curaçao, Cyprus, Montserrat, Romania and Saint Vincent and the Grenadines) or because they chose not to receive data (Bermuda, the British Virgin Islands, the Cayman Islands, and the Turks and Caicos Islands). The Federal Tax Administration sent information on around 3.1 million financial accounts to the partner states and received information on around 2.4 million from them. Subject to the exchange are identification, account and financial information, including name, address, state of residence and tax identification number, as well as information concerning the reporting financial institution, account balance, income payments and gross proceeds. UBS is committed to full compliance with its AEI obligations.

Tightened self-regulation for income-producing real estate

In August 2019, FINMA approved the Swiss Bankers Association’s revised self-regulation on mortgage lending for income-producing real estate. The revisions increase the minimum equity required for new and increased mortgages on these properties, from 10% to 25% of the market value at origination, and require mortgages to amortize to two-thirds of the market value at origination within 10 years (previously 15 years). UBS Switzerland AG is subject to the revised self-regulation that came into effect on 1 January 2020. We expect the overall effect on UBS to be limited.

Europe

Update on the UK’s withdrawal  from the EU

Based on recent  developments, the UK and EU are expected to negotiate the terms of their future relationship during a transition period intended to end 31 December 2020, including the granting of equivalence determinations for the UK under existing EU financial services legislation.

UBS implemented contingency plans through the combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE (UBS ESE) in March 2019.

The European Commission has confirmed an extension of the temporary equivalence for UK central counterparties (CCPs) until 31 January 2021. Should the UK exit the transition period without the necessary equivalence determination in place, UBS ESE’s exposures to UK CCPs would need to be migrated to an EU CCP ahead of the 31 January 2021 deadline. In the absence of an agreement on the future EU–UK relationship or equivalence determinations covering relevant financial services, however, the industry would face a number of market structure issues that await resolution between the UK and EU in 2020, such as the operation of the derivatives and share trading obligations under the EU’s Markets in Financial Instruments Directive II (MiFID II).

UK operational resilience requirements

In December 2019, the UK regulators (the Bank of England, the Prudential Regulation Authority (the PRA) and the Financial Conduct Authority) issued a consultation on their operational resilience expectations for banks and financial market infrastructures (FMIs). To complement this, the PRA is also consulting on outsourcing and third-party risk management requirements.

The proposals will require firms and FMIs to identify their key business services and set impact tolerances (i.e., the maximum level of disruption that would be tolerated) for each one. Firms will also be required to test their ability to deliver important business services within impact tolerances in severe but plausible scenarios.

UBS is in the process of adapting its existing operational resilience framework to the new methodology set out in the consultations. Impact tolerances will be clearly defined and scenarios will be designed and implemented to test our controls and maintain operations within those impact tolerances.

Our strategy, business model and environment
Regulatory and legal developments

International

Developments on anti-money laundering

There has been increasing focus on anti-money laundering (AML), including on international collaboration, supervisory information sharing, and on divergences in the criteria and methodologies of the Financial Action Task Force (FATF). Authorities also recognized the increased role played by technology in facilitating AML compliance, but also in opening new doors for malicious activities. In this context, the FATF consulted on “Draft Guidance on Digital Identity”, which aims to clarify how digital identity systems can be used for customer due diligence. The FATF also updated its standards that require crypto-exchanges to identify their customers and make that information available to law enforcement authorities. Separately, the Basel Committee on Banking Supervision (BCBS) consulted on the introduction of guidelines on interaction and cooperation between prudential and AML and counter-terrorist financing supervision. In the EU, there has been focus on strengthening the implementation of the EU AML rules, including via a strengthened role of the European Banking Authority (EBA) in rulemaking and supervision, and discussions are ongoing on a possible creation of an EU AML Agency.

In Switzerland, the Federal Council adopted a dispatch on amending the Anti-Money Laundering Act (the AMLA) on 26 June 2019. According to the proposal, advisors, such as lawyers and other professionals, will be subject to the AMLA. Additionally, using a risk-based approach, financial intermediaries will be required to verify certain information regarding beneficial ownership and will also be required to periodically review client profiles to assess whether they are up-to-date. In the US, various amendments and guidance regarding US AML laws were introduced, including on issues such as beneficial ownership, information sharing, privacy protections, risk management, and examination priorities. In APAC, the FATF and the Asia/Pacific Group on Money Laundering (the APG) carried out an evaluation of Japan and adopted six mutual evaluation reports which will drive AML policy development in the region for the years to come.

Developments on data protection

There has been an increased focus on data protection regulation and in particular on how technology is changing the context and international coordination of data policies, in the absence of a single global data protection regulatory body. This included considerations for clarity regarding the ability of banks to use big data analytics, addressing privacy and security concerns aimed at giving individuals more control over how their data is collected and used, and smooth transfers of data across borders. In the EU, the focus was on ongoing implementation of the General Data Protection Regulation (the GDPR) and addressing the inconsistencies between the GDPR and other EU legislation. Additionally, the EBA outlined key challenges in the roll out of big data and advanced analytics. EU–UK data transfers require use of EU-approved standard contractual clauses in the absence of UK and EU adequacy decisions. UBS completed a review in 2019 intended to ensure that EU-approved standard contractual clauses are included in all relevant contracts. In Switzerland, parliamentary debate on the fundamental revision and modernization of the Federal Data Protection Act took place throughout 2019 and will continue in 2020. Linked to the revision is the Swiss Federal Council’s adoption of a dispatch to approve the Council of Europe data protection convention. The European Commission is expected to publish an adequacy decision on the level of Swiss data protection compared to the EU GDPR in the first quarter of 2020. In the US, California has become the first state to adopt its own comprehensive regulatory framework, the California Consumer Privacy Act.

Regulatory approaches to stablecoins

Stablecoins in general and the Libra project specifically continue to receive significant regulatory attention.

At the international level, a G7 report identified stablecoins as one of nine significant risks, giving rise to money laundering and tax compliance risks. The Financial Stability Board (the FSB) announced a review of the existing supervisory and regulatory approaches in addressing financial stability and systemic risks of stablecoins, and is expected to issue a consultation in April 2020. The International Organization of Securities Commissions examined how securities legislation may apply to global stablecoins and recommended a case-by-case approach.

In the EU, the European Commission and the Council of the EU stated that no global stablecoin initiative should operate in the EU until the legal, regulatory and oversight challenges and risks have been adequately identified and addressed.

In the US, Congress introduced a bill to classify stablecoins as securities and to regulate stablecoins under the Securities Act of 1933.

In Switzerland, FINMA outlined its treatment of stablecoins under Swiss supervisory law, stating that it would consider “substance over form” and apply a principle-based and technology-neutral approach. In addition, FINMA responded to a request from the Libra Association, providing an initial indication of the application of Swiss regulation, and highlighting the need for international regulatory coordination.

In the UK, the Bank of England recommended the UK Treasury consider adjusting the UK regulatory framework for payments to take into account innovations, such as stablecoins, by applying a risk-based approach and standards equivalent to those applied to traditional payment chains.

FSB efforts on new and emerging vulnerabilities in the financial system and resolvability of systemically important financial institutions (banks and CCPs)

As part of its priorities for 2020, the FSB communicated that it will reinforce its forward-looking monitoring of developments to identify, assess and address new and emerging vulnerabilities in the financial system. Focus topics include developments and financial stability considerations around fintech, regulatory issues from global stablecoins, cross-border payment systems, interest rate benchmark reforms, implications of the extended low interest environment, leveraged loans and collateralized loan obligations, as well as financial stability implications of climate change. The FSB also pointed to remaining gaps in making resolution strategies and plans operational with respect to banks and central counterparties (CCPs). Regarding banks, the FSB plans to address challenges related to finding the appropriate balance between group-internal distribution of total loss-absorbing capacity (TLAC) and non-pre-positioned resources and ensuring access to temporary liquidity as needed by firms going through resolution. Concerning CCPs, the FSB seeks to further strengthen their resilience and resolvability by continuing its work on financial resources and tools to support orderly resolution, with a related consultation expected for the second quarter of 2020.

Basel III implementation across jurisdictions

In Switzerland, the technical work on implementation of the Basel III rules finalized in 2017 started in the second half of 2019, led by the Swiss Federal Department of Finance and FINMA. However, none of the proposals have been made public so far.

The European Commission (the EC) consulted on the EU’s approach to the implementation of the remaining elements of Basel III (including the market risk framework, the standardized approach to credit risk, operational risk and the output floor). The EC is expected to publish legislative proposals by June 2020. UBS’s EU entities, principally UBS Europe SE, will be in scope of the EU requirements. US regulators have not yet proposed rules regarding the implementation of the remaining elements of Basel III.

 Regulators in jurisdictions relevant to UBS are committed to meeting the BCBS implementation timeline for final Basel III rules as of 1 January 2022. However, we expect the effective dates to be later due to transition periods.

Regulatory developments related to sustainable finance

In the EU, political agreement has been reached on key elements of the EC’s Sustainable Finance Action Plan issued in March 2018, including: (i) a sustainable finance taxonomy determining whether an economic activity contributes to certain environmental objectives and does no harm to others; (ii) disclosure requirements for banks that offer portfolio management services to provide transparency on the promotion of environmental or social characteristics and of sustainable investments in periodic reports; and (iii) two types of benchmarks aiming to reduce the carbon footprint of a standard investment portfolio or specifically contribute to attaining the two degrees Celsius reduction target set out in the Paris Agreement of 2015.

The EC also published draft rules that amend delegated acts under MiFID II and the Insurance Distribution Directive aiming at obliging investment firms and insurance distributors to include environmental, social and governance (ESG) factors and preferences in the advice that investment firms offer to their clients.

In Switzerland, the Federal Council created a working group headed by the State Secretariat for International Finance (the SIF) tasked with reviewing regulatory developments in the area of sustainable finance, such as the impact of the EC action plan on Switzerland. A report is expected for spring 2020 containing the results of this review and proposals for Switzerland’s regulatory approach to sustainable finance. The effect on UBS will depend on the recommendations made in this report.

Separately, 2019 saw a number of developments related to management of financial risks. In April 2019, the UK Prudential Regulation Authority (the PRA) published a supervisory statement on enhancing banks’ and insurers’ approaches to managing the financial risk from climate change.

The Bank of England (the BoE) has published a discussion paper setting out its proposed framework for the 2021 biennial exploratory scenario (BES) exercise. The objective of the BES is to test the resilience of the largest banks and insurers to the physical and transition risks associated with different possible climate scenarios, and the financial system’s exposure more broadly to climate-related risk. The BES is the part of the BoE’s stress testing framework used to explore less well-understood risks that are not neatly linked to the financial cycle.

In Switzerland, parliament adopted a new draft for the revision of the CO2 Act to implement the reduction goals of the Paris Agreement until 2030. The draft contains a new provision mandating the SNB and FINMA to assess climate-related financial risks in the financial sector.

In Hong Kong, the Hong Kong Monetary Authority has developed the Common Assessment Framework on Green and Sustainable Banking for authorized institutions to conduct self-assessments of their readiness and preparedness in managing climate- and environment-related risks.

Our strategy, business model and environment
Regulatory and legal developments

Developments related to the transition away from IBORs

Liquidity and activity in alternative reference rates (ARRs) continue to develop in markets around the world, with work progressing to resolve certain issues associated with transitioning away from interbank offered rates (IBORs). Regulatory authorities continue to focus on transitioning to ARRs by the end of 2021.

In June 2019, the SNB introduced the SNB policy rate, which replaces the previously used target range for the three-month CHF LIBOR. The SNB policy rate signals the interest rate level for secured short-term money market rates, with a focus on the Swiss Average Rate Overnight (SARON). The introduction of the SNB policy rate is also intended to foster an early transition to SARON.

The Financial Conduct Authority and Bank of England encourage switches from LIBOR to the Sterling Overnight Index Average (SONIA) for sterling interest rate swaps from the first quarter of 2020. In addition, banks need to target a stopping point with regard to the issuance of cash products linked to sterling LIBOR by the end of the third quarter of 2020 and a significant reduction of the number of existing contracts in circulation that reference the rate.

The European Central Bank published the euro short-term rate (€STR), the ARR for EUR markets, for the first time in October 2019.

Liquidity in the US Secured Overnight Financing Rate (SOFR) is still developing and is concentrated among a few issuers, primarily government-sponsored enterprises. SOFR averages are expected to be published beginning in the first half of 2020. The US Commodity Futures Trading Commission (CFTC) has issued no-action letters that provide relief and ensure that market participants are not penalized as they transition from LIBOR to ARRs.

We have a substantial number of contracts linked to IBORs. ARRs do not currently provide a term structure, which will require a change in the contractual terms of products currently indexed on terms other than overnight. We have established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of the transition.

USA

Tailoring of regulation for foreign banks in the US

On 10 October 2019, the Federal Reserve Board adopted two proposals that tailor how certain capital and liquidity requirements and enhanced prudential standards apply to foreign banking organizations (FBOs) with significant US operations. Under the final rules, FBOs and their US intermediate holding companies (IHCs) will be assigned to categories based on their size measured in total assets as well as on scores relating to four other risk-based indicators: non-bank assets, a weighted measure of short-term wholesale funding, off-balance sheet exposure and cross-jurisdictional activity.

Each of UBS Americas Holdings LLC (our IHC) and our combined US operations, which include our IHC and US branches of UBS AG, are “Category III” firms under the final rule. In this category, among other things, UBS Americas Holding LLC will continue to be: (i) required to submit its capital plan annually; (ii) subject to limitations on distributions through the Comprehensive Capital Analysis and Review (CCAR) process; (iii) subject to annual supervisory stress testing; and (iv) subject to the supplementary leverage ratio. It will also become subject to the newly applicable liquidity coverage ratio requirements and the proposed net stable funding ratio requirements. “Category III firms” are now required to conduct company-run stress tests once every two years, rather than annually, and to submit US resolution plans once every three years.

On 9 July 2019, US regulators adopted rules intended to simplify compliance with certain capital requirements for certain categories of organizations, including Category III organizations such as UBS Americas Holding LLC.

Volcker Rule revisions

US regulators have adopted amendments (2019 Final Rule) to their regulations implementing the Volcker Rule prohibitions on proprietary trading and limitations on covered fund activities. The amendments became effective 1 January 2020, with compliance voluntary from that date and mandatory from 1 January 2021.

Among other changes, the 2019 Final Rule tailors compliance program obligations for trading activities in tiers based on the level of US trading assets and liabilities and relaxes certain conditions for exemptions to the Volcker Rule restrictions to apply to activities engaged in by foreign banking entities outside the United States. We expect UBS will fall within the “Significant” category, which will require UBS to maintain its compliance program but should eliminate certain reporting requirements.

On 30 January 2020, US regulators proposed further amendments to their Volcker Rule regulations. The proposed amendments would permit banking entities to engage in additional activities with covered funds compared with the existing regulations.

Final BEAT tax regulations issued

In December 2019, the US Treasury Department and the Internal Revenue Service issued final regulations regarding the base erosion and anti-abuse tax (BEAT). BEAT was introduced as part of the Tax Cuts and Jobs Act of 2017 with the intended purpose of preventing US corporations from unduly reducing their US taxable income through payments to related foreign parties. While generally retaining most features of the proposed regulations issued in December 2018, including those that were considered helpful to foreign banks operating through branches and subsidiaries in the US (such as UBS), the final regulations contain a number of meaningful clarifications and changes. We continue to expect to have nil to limited exposure to BEAT for the foreseeable future, primarily because payments that our US branches and subsidiaries make to related parties outside the US are expected to remain below the applicable BEAT thresholds.

US Regulation Best Interest

The SEC has adopted rules and interpretations intended to enhance customer protection of retail investors. The effective date of these new provisions will be 30 June 2020. The new rules are intended to align the legal requirements and mandated disclosures for broker-dealers and investment advisers with reasonable investor expectations, while preserving access, in terms of choice and cost, to a variety of investment services and products.

Regulation Best Interest elevates the standard of care for broker-dealers from the current “suitability” requirement to a newly defined “best interest” standard, which applies to any securities transaction or investment strategy involving securities offered to a retail customer and makes clear that a broker-dealer may not put its financial interests ahead of the interests of a retail customer when making recommendations. The regulation also creates new disclosure requirements and additional compliance program requirements. Implementation of these changes will require operational and supervisory changes for UBS’s US broker-dealers.

US Securities and Exchange Commission adopts US security-based swaps regulations

In 2019, the SEC adopted a number of rules and rule amendments for security-based swap dealers (SBSDs), including: (i) capital, margin and segregation requirements; (ii) record-keeping, reporting and notification requirements; and (iii) the application of risk mitigation techniques to uncleared portfolios of security-based swaps. In December 2019, the SEC also adopted rules and interpretations (effective 6 April 2020) intended to expand and improve the framework for regulating cross-border security-based swaps. The December 2019 rules address registration requirements for foreign SBSDs, including guidance on the process for obtaining substituted compliance for non-US SBSDs. We expect that UBS AG will be required to register as an SBSD. The date for security-based swap entities to register with the SEC, and to comply with other securities-based swaps regulations (including margin, capital, segregation, record-keeping and reporting, and business conduct requirements), is 6 October 2021.

APAC

China further opening up its financial sector

In July 2019, China’s Office of the Financial Stability and Development Committee and the State Administration of Foreign Exchange announced measures designed to accelerate the opening up of the financial sector to foreign financial institutions and investors. Measures include: the removal of foreign ownership limits on securities, fund management and futures companies one year earlier, in 2020; encouraging overseas financial institutions to establish and invest in asset and wealth management entities and currency brokers, and participate in the bond market; and eliminating requirements and quotas for qualified foreign investors to invest in China.

The accelerated removal of the ownership caps for securities companies means that UBS AG is expected to be permitted to increase its stake in UBS Securities China from the current level of 51% to 100% from 1 December 2020. UBS Asset Management will be permitted to apply for a fully owned securities investment fund management company from 1 April 2020.

Our strategy, business model and environment
Risk factors

Risk factors

Certain risks, including those described below, may affect our ability to execute our strategy or our business activities, financial condition, results of operations and prospects. We are inherently exposed to multiple risks, many of which may become apparent only with the benefit of hindsight. As a result, risks that we do not consider to be material or of which we are not currently aware could also adversely affect us. Within each category, the risks that we consider to be most material are presented first.

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

A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, global trade disruption, changes in monetary or fiscal policy, changes in trade policies, natural disasters, pandemics, civil unrest, acts of violence, war or terrorism. Such developments can have unpredictable and destabilizing effects and, because financial markets are global and highly interconnected, even local and regional events can have widespread effects well beyond the countries in which they occur. For example, the outbreak of the Covid-19 virus in China, its spread to other nations as well as quarantine and other efforts to contain the outbreak appear to have had an adverse economic effect on economic activity in China as well as on industries such as travel and tourism. The future effects of the outbreak of Covid-19 are unclear at this time. A significant rise in the number of Covid-19 infections, infections in a wide range of countries and regions, or a prolongation of the outbreak could significantly adversely affect economic growth, affect specific industries or countries or affect our employees and business operations in affected countries. Any of these developments may adversely affect our business or financial results.

If individual countries impose restrictions on cross-border payments, trade, or other exchange or capital controls, or change their currency (for example, if one or more countries should leave the eurozone), we could suffer losses from enforced default by counterparties, be unable to access our own assets, or be unable to effectively manage our risks.

Should the market experience significant volatility, a decrease in business and client activity and market volumes could result, which would adversely affect our ability to generate transaction fees, commissions and margins, particularly in Global Wealth Management and the Investment Bank, as we experienced in the fourth quarter of 2018. A market downturn would likely reduce the volume and valuation of assets that we manage on behalf of clients, which would reduce recurring fee income that is charged based on invested assets in Global Wealth Management and Asset Management and performance-based fees in Asset Management. Such a downturn could also cause a decline in the value of assets that we own and account for as investments or trading positions. In addition, reduced market liquidity or volatility may limit trading opportunities and may therefore reduce transaction-based income and may also impede our ability to manage risks.

We could be materially affected if a crisis develops, regionally or globally, as a result of disruptions in markets due to macroeconomic or political developments, or as a result of the failure of a major market participant. Over time, our strategic plans have become more heavily dependent on our ability to generate growth and revenue in emerging markets, including China, causing us to be more exposed to the risks associated with such markets.

Global Wealth Management derives revenues from all the principal regions, but has a greater concentration in Asia than many peers and a substantial presence in the US, unlike many European peers. The Investment Bank’s business is more heavily weighted to Europe and Asia than our peers, while its derivatives business is more heavily weighted to structured products for wealth management clients, in particular with European and Asian underlyings. Our performance may therefore be more affected by political, economic and market developments in these regions and businesses, including the effects of the Covid-19 outbreak, than some other financial service providers.

Low and negative interest rates in Switzerland and the eurozone could continue to negatively affect our net interest income

The continuing low or negative interest rate environment may further erode interest margins and adversely affect the net interest income generated by the Personal & Corporate Banking and Global Wealth Management businesses. The Swiss National Bank permits Swiss banks to make deposits up to a threshold at zero interest and has recently increased this threshold. Any reduction in or limitation on the use of this exemption from the otherwise applicable negative interest rates could exacerbate the effect of negative interest rates in Switzerland on our business.

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

Our shareholders’ equity and capital are also affected by changes in interest rates. In particular, the calculation of our Swiss pension plan’s net defined benefit assets and liabilities is sensitive to the applied discount rate and to fluctuations in the value of pension plan assets. Any further reduction in interest rates may lower the discount rates and result in pension plan deficits as a result of the long duration of corresponding liabilities. This could lead to a corresponding reduction in our equity and common equity tier 1 (CET1) capital.

Our credit risk exposure to clients, trading counterparties and other financial institutions would increase under adverse economic conditions

Credit risk is an integral part of many of our activities, including lending, underwriting and derivatives activities. Adverse economic or market conditions may lead to impairments and defaults on these credit exposures. Losses may be exacerbated by declines in the value of collateral securing loans and other exposures. In our prime brokerage, securities finance and Lombard lending businesses, we extend substantial amounts of credit against securities collateral, the value or liquidity of which may decline rapidly. Our Swiss mortgage and corporate lending portfolios are a large part of our overall lending. We are therefore exposed to the risk of adverse economic developments in Switzerland, including the strength of the Swiss franc and its effect on Swiss exports, prevailing negative interest rates by the Swiss National Bank, economic conditions within the eurozone or the EU, and the evolution of agreements between Switzerland and the EU or European Economic Area, which represent Switzerland’s largest export market. In addition, under the IFRS 9 expected credit loss (ECL) regime, credit loss expenses may increase rapidly at the onset of an economic downturn as a result of higher levels of credit impairments (stage 3), as well as higher ECL from stages 1 and 2, only gradually diminishing once the economic outlook improves. Substantial increases in ECL could exceed expected loss for regulatory capital purposes and adversely affect our CET1 capital and regulatory capital ratios.

Our plans to ensure uninterrupted business dealings as the UK withdraws from the EU may not be effective

Our plans to ensure uninterrupted business dealings as the UK withdraws from the EU may not be effective if the UK and the EU do not reach a deal by the end of the transition period, scheduled to end on 31 December, 2020, resulting in disruptions across the financial sector.

To prepare our business for the UK withdrawal from the EU, we completed a merger of UBS Limited, our UK-based subsidiary, into UBS Europe SE, our Germany-headquartered European subsidiary, which is under the direct supervision of the European Central Bank. All clients and counterparties of UBS Limited who would not be able to be serviced by UBS AG, London Branch following the exit of the UK from the EU have been transferred to UBS Europe SE.

Regulators in both the UK and Europe have taken measures to minimize business disruption in the financial sector in the event of a no-deal scenario, including the UK implementation of a temporary permissions regime so that firms currently using an
EU passport for business into the UK can continue operating within the scope of their existing permissions, as well as the recognition by EU authorities of three UK-authorized central counterparties. Nevertheless, significant risk of a disorderly exit of the UK from the EU remains and, should this risk materialize, it could cause significant disruption across the financial industry and, under extreme conditions, contribute to a weakening of the global economy.

Currency fluctuation

We are subject to currency fluctuation risks. Although our change from the Swiss franc to the US dollar as our functional and presentation currency in 2018 reduces our exposure to currency fluctuation risks with respect to the Swiss franc, a substantial portion of our assets and liabilities are denominated in currencies other than the US dollar. Additionally, in order to hedge our CET1 capital ratio, our CET1 capital must have foreign currency exposure, which leads to currency sensitivity. As a consequence, it is not possible to simultaneously fully hedge both the amount of capital and the capital ratio. Accordingly, changes in foreign exchange rates may continue to adversely affect our profits, balance sheet and capital leverage and liquidity coverage ratios.

Regulatory and legal risks

Material legal and regulatory risks arise in the conduct of our business

As a global financial services firm operating in more than 50 countries, we are subject to many different legal, tax and regulatory regimes, including extensive regulatory oversight, and are exposed to significant liability risk. We are subject to a large number of claims, disputes, legal proceedings and government investigations, and we expect that our ongoing business activities will continue to give rise to such matters in the future. The extent of our financial exposure to these and other matters is material and could substantially exceed the level of provisions that we have established. We are not able to predict the financial and non-financial consequences these matters may have when resolved.

We may be subject to adverse preliminary determinations or court decisions that may negatively affect public perception and our reputation, result in prudential actions from regulators, and cause us to record additional provisions for the matter even when we believe we have substantial defenses and expect to ultimately achieve a more favorable outcome. This risk is illustrated by the award of aggregate penalties and damages of EUR 4.5 billion by the court of first instance in France, which we have appealed and will be retried in the Court of Appeal in June 2020.

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

Our strategy, business model and environment
Risk factors

Our settlements with governmental authorities in connection with foreign exchange, London Interbank Offered Rates (LIBOR) and other benchmark interest rates starkly illustrate the significantly increased level of financial and reputational risk now associated with regulatory matters in major jurisdictions. In connection with investigations related to LIBOR and other benchmark rates and to foreign exchange and precious metals, very large fines and disgorgement amounts were assessed against us, and we were required to enter guilty pleas despite our full cooperation with the authorities in the investigations, and despite our receipt of conditional leniency or conditional immunity from anti-trust authorities in a number of jurisdictions, including the US and Switzerland.

Ever since our material losses arising from the 2007–2009 financial crisis, we have been subject to a very high level of regulatory scrutiny and to certain regulatory measures that constrain our strategic flexibility. While we believe we have remediated the deficiencies that led to those losses, as well as to the unauthorized trading incident announced in September 2011, the effects on our reputation, as well as on relationships with regulatory authorities of the LIBOR-related settlements of 2012 and settlements with some regulators of matters related to our foreign exchange and precious metals business, as well as the extensive efforts required to implement new regulatory expectations, have resulted in continued scrutiny.

We are in active dialog with regulators concerning the actions we are taking to improve our operational risk management, risk control, anti-money laundering, data management and other frameworks, and otherwise seek to meet supervisory expectations, but there can be no assurance that our efforts will have the desired effects. As a result of this history, our level of risk with respect to regulatory enforcement may be greater than that of some of our peers.

Substantial changes in regulation may adversely affect our businesses and our ability to execute our strategic plans

We are subject to significant new regulatory requirements, including recovery and resolution planning, changes in capital and prudential standards, as well as new and revised market standards and fiduciary duties. Notwithstanding attempts by regulators to align their efforts, the measures adopted or proposed for banking regulation differ significantly across the major jurisdictions, making it increasingly difficult to manage a global institution. In addition, Swiss regulatory changes with regard to such matters as capital and liquidity have often proceeded more quickly than those in other major jurisdictions, and Switzerland’s requirements for major international banks are among the strictest of the major financial centers. This could put Swiss banks, such as UBS, at a disadvantage when competing with peer financial institutions subject to more lenient regulation or with unregulated non-bank competitors.

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

Resolvability and resolution and recovery planning: We have moved significant operations into subsidiaries to improve resolvability and meet other regulatory requirements, and this has resulted in substantial implementation costs, increased our capital and funding costs and reduced operational flexibility. For example, we have transferred all of our US subsidiaries under a US intermediate holding company to meet US regulatory requirements, and have transferred substantially all the operations of Personal & Corporate Banking and Global Wealth Management booked in Switzerland to UBS Switzerland AG to improve resolvability.

These changes, particularly the transfer of operations to subsidiaries, require significant time and resources to implement, and create operational, capital, liquidity, funding and tax inefficiencies. In addition, they may increase our aggregate credit exposure to counterparties as they transact with multiple entities within the Group. Furthermore, our operations in subsidiaries are subject to local capital, liquidity, stable funding, capital planning and stress testing requirements. These requirements have resulted in increased capital and liquidity requirements in affected subsidiaries, which limit our operational flexibility and negatively affect our ability to benefit from synergies between business units and to distribute earnings to the Group.

Under the Swiss too-big-to-fail (TBTF) framework, we are required to put in place viable emergency plans to preserve the operation of systemically important functions in the event of a failure. Moreover, under this framework and similar regulations in the US, the UK, the EU and other jurisdictions in which we operate, we are required to prepare credible recovery and resolution plans detailing the measures that would be taken to recover in a significant adverse event or in the event of winding down the Group or the operations in a host country through resolution or insolvency proceedings. If a recovery or resolution plan that we produce is determined by the relevant authority to be inadequate or not credible, relevant regulation may permit the authority to place limitations on the scope or size of our business in that jurisdiction, or oblige us to hold higher amounts of capital or liquidity or to change our legal structure or business in order to remove the relevant impediments to resolution. FINMA is expected to make a formal determination of whether the emergency plans of Swiss systemically relevant banks are “credible” in early 2020. As a result of this review, FINMA may require us to amend the plan or put other measures in place.

Capital and prudential standards: As an internationally active Swiss systemically relevant bank (an SRB), we are subject to capital and total loss-absorbing capacity (TLAC) requirements that are among the most stringent in the world. Moreover, many of our subsidiaries must comply with minimum capital, liquidity and similar requirements and, as a result, UBS Group AG and UBS AG have contributed a significant portion of their capital and provide substantial liquidity to these subsidiaries. These funds are available to meet funding and collateral needs in the relevant entities, but are generally not readily available for use by the Group as a whole.

We expect our risk-weighted assets (RWA) to further increase as the effective date for capital standards promulgated by the Basel Committee on Banking Supervision (the BCBS) draws nearer, although the effective date of the proposals is likely to be later than 2022 contemplated by the BCBS standard. In addition, the Board of Governors of the Federal Reserve System adopted two proposals last year regarding certain capital and liquidity requirements and enhanced prudential standards applicable to foreign banking organizations (FBOs) with significant US operations. Under the proposal, it is expected that UBS Americas Holding LLC would continue to be subject to annual assessments of its capital plan through the Comprehensive Capital Analysis and Review (CCAR) process, a supplementary leverage ratio, newly applicable liquidity coverage ratio requirements and new net stable funding ratio requirements.

These additional increases in capital and liquidity standards could significantly curtail our ability to pursue strategic opportunities and to distribute risk.

Market regulation and fiduciary standards: Our wealth and asset management businesses operate in an environment of increasing regulatory scrutiny and changing standards with respect to fiduciary and other standards of care and the focus on mitigating or eliminating conflicts of interest between a manager or advisor and the client, which require effective implementation across the global systems and processes of investment managers and other industry participants. For example, the SEC has adopted a new Regulation Best Interest that is intended to enhance and clarify the duties of brokers and investment advisers to retail customers. Regulation Best Interest will apply to a large portion of Global Wealth Management’s business in the US, and we will likely be required to materially change business processes, policies and the terms on which we interact with these clients in order to comply with these rules.

Previously, we have incurred substantial costs in implementing a compliance and monitoring framework in connection the with the Volcker Rule under the Dodd–Frank Act and have modified our business activities both inside and outside the US to conform to the Volcker Rule’s activity limitations. In 2019, US regulators have adopted amendments (the 2019 Final Rule)  to their regulations implementing the Volcker Rule prohibitions on proprietary trading and limitations on covered fund activities. The amendments were effective as of 1 January 2020 and compliance is mandatory from 1 January 2021. We may incur additional costs in the short term to implement the changes to the operation of our  Volcker compliance program, required by the 2019 Final Rule. However, these changes may reduce the long-term burden on our  operations. We may also become subject to other similar regulations substantively limiting the types of activities in which we  may engage or the way we conduct our operations.

Some of the regulations applicable to UBS AG as a registered swap dealer with the Commodity Futures Trading Commission (CFTC) in the US, and certain regulations that will be applicable when UBS AG registers as a security-based swap dealer with the US Securities and Exchange Commission (the SEC), apply to UBS
AG globally, including those relating to swap data reporting, record-keeping, compliance and supervision. As a result, in some cases, US rules duplicate or may conflict with legal requirements applicable to us elsewhere, including in Switzerland, and may place us at a competitive disadvantage to firms that are not required to register in the US with the SEC or CFTC.

In many instances, we provide services on a cross-border basis, and we are therefore sensitive to barriers restricting market access for third-country firms. In particular, efforts in the EU to harmonize the regime for third-country firms to access the European market may have the effect of creating new barriers that adversely affect our ability to conduct business in these jurisdictions from Switzerland. In addition, a number of jurisdictions are increasingly regulating cross-border activities based on determinations of equivalence of home country regulation, substituted compliance or similar principles of comity. A negative determination with respect to Swiss equivalence could limit our access to the market in those jurisdictions and may negatively influence our ability to act as a global firm. For example, the EU declined to extend the equivalence determination for Swiss exchanges, which lapsed as of 30 June 2019. Reciprocally, the regulations that Switzerland adopted to prohibit trading of shares issued by Swiss incorporated companies on EU venues came into effect on 1 July 2019.

UBS experienced cross-border outflows over a number of years as a result of heightened  focus by fiscal authorities on cross-border investment and fiscal amnesty programs, in anticipation of the implementation in Switzerland of the global automatic exchange of tax information, and as a result of the measures UBS has implemented in response to these changes. Further changes in local tax laws or regulations and their enforcement, the implementation of cross-border tax information exchange regimes, national tax amnesty or enforcement programs or similar actions may affect our clients’ ability or willingness to do business with us and could result in additional cross-border outflows.

Our stated capital returns objective is based, in part, on capital ratios that are subject to regulatory change and may fluctuate significantly

We plan to operate with a CET1 capital ratio of around 13% and a CET1 leverage ratio of around 3.7%. Our ability to maintain these ratios is subject to numerous risks, including the financial results of our businesses, the effect of changes to capital standards, methodologies and interpretations that may adversely affect the calculation of our CET1 ratios, the imposition of risk add-ons or capital buffers, and the application of additional capital, liquidity and similar requirements to subsidiaries. The results of our businesses may be adversely affected by events arising from other factors described herein. In some cases, such as litigation and regulatory risk and operational risk events, losses may be sudden and large. These risks could reduce the amount of capital available for return to shareholders and hinder our ability to achieve our capital returns target of a progressive cash dividend coupled with a share repurchase program.

Capital strength is a key component of our business model. Capital strength enables us to grow our businesses, and absorb

Our strategy, business model and environment
Risk factors

increases in regulatory and capital requirements. It reassures our clients and stakeholders, forms the basis for our capital return policy and contributes to our credit ratings. Our capital ratios are driven primarily by RWA, the leverage ratio denominator and eligible capital, all of which may fluctuate based on a number of factors, some of which are outside our control.

Our eligible capital may be reduced by losses recognized within net profit or other comprehensive income. Eligible capital may also be reduced for other reasons, including acquisitions which change the level of goodwill, changes in temporary differences related to deferred tax assets included in capital, adverse currency movements affecting the value of equity, prudential adjustments that may be required due to the valuation uncertainty associated with certain types of positions, and changes in the value of certain pension fund assets and liabilities or in the interest rate and other assumptions used to calculate the changes in our net defined benefit obligation recognized in other comprehensive income.

RWA are driven by our business activities, by changes in the risk profile of our exposures, by changes in our foreign currency exposures and foreign exchange rates, and by regulation. For instance, substantial market volatility, a widening of credit spreads, adverse currency movements, increased counterparty risk, deterioration in the economic environment or increased operational risk could result in an increase in RWA. We have significantly reduced our market risk and credit risk RWA in recent years. However, increases in operational risk RWA, particularly those arising from litigation, regulatory and similar matters, and regulatory changes in the calculation of RWA, and regulatory add-ons to RWA, have offset a substantial portion of this reduction. Changes in the calculation of RWA, the imposition of additional supplemental RWA charges or multipliers applied to certain exposures and other methodology changes, as well as the implementation of the capital standards promulgated by the Basel Committee on Banking Supervision, which will take effect in 2022, could substantially increase our RWA.

The leverage ratio is a balance sheet-driven measure and therefore limits balance sheet-intensive activities, such as lending, more than activities that are less balance sheet intensive, and it may constrain our business even if we satisfy other risk-based capital requirements. Our leverage ratio denominator is driven by, among other things, the level of client activity, including deposits and loans, foreign exchange rates, interest rates and other market factors. Many of these factors are wholly or partly outside of our control.

The effect of taxes on our financial results is significantly influenced by tax law changes and reassessments of our deferred tax assets

Our effective tax rate is highly sensitive to our performance, our expectation of future profitability and statutory tax rates. Based on prior years’ tax losses, we have recognized deferred tax assets (DTAs) reflecting the probable recoverable level based on future taxable profit as informed by our business plans. If our performance is expected to produce diminished taxable profit in future years, particularly in the US, we may be required to write down all or a portion of the currently recognized DTAs through the income statement in excess of anticipated amortization. This would have the effect of increasing our effective tax rate in the year in which any write-downs are taken. Conversely, if we expect the performance of entities in which we have unrecognized tax losses to improve, particularly in the US or the UK, we could potentially recognize additional DTAs. The effect of doing so would be to reduce our effective tax rate in years in which additional DTAs are recognized and to increase our effective tax rate in future years. Our effective tax rate is also sensitive to any future reductions in statutory tax rates, particularly in the US, which would cause the expected future tax benefit from items such as tax loss carry-forwards in the affected locations to diminish in value. This, in turn, would cause a write-down of the associated DTAs. For example, the reduction in the US federal corporate tax rate to 21% from 35% introduced by the US Tax Cuts and Jobs Act (TCJA) resulted in a USD 2.9 billion net write-down in the Group’s DTAs in the fourth quarter of 2017.

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

Our results in past years have demonstrated that changes in the recognition of DTAs can have a very significant effect on our reported results. Any future change in the manner in which UBS remeasures DTAs could affect UBS’s effective tax rate, particularly in the year in which the change is made.

Our full-year effective tax rate could change if aggregate tax expenses in respect of profits from branches and subsidiaries without loss coverage differ from what is expected, or if branches and subsidiaries generate tax losses that we cannot benefit from through the income statement. In particular, losses at entities or branches that cannot offset for tax purposes taxable profits in other group entities, and which do not result in additional DTA recognition, may increase our effective tax rate. In addition, tax laws or the tax authorities in countries where we have undertaken legal structure changes may prevent the transfer of tax losses incurred in one legal entity to newly organized or reorganized subsidiaries or affiliates or may impose limitations on the utilization of tax losses that relate to businesses formerly conducted by the transferor. Were this to occur in situations where there were also limited planning opportunities to utilize the tax losses in the originating entity, the DTAs associated with such tax losses may be required to be written down through the income statement.

Changes in tax law may materially affect our effective tax rate, and, in some cases, may substantially affect the profitability of certain activities. In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax authorities interpret tax laws, including assertions that we are required to pay taxes in a jurisdiction as a result of activities connected to that jurisdiction constituting a permanent establishment or similar theory, and changes in our assessment of uncertain tax positions, could cause the amount of taxes we ultimately pay to materially differ from the amount accrued.

Discontinuance of, or changes to, benchmark rates may require adjustments to our agreements with clients and other market participants, as well as to our systems and processes

Since April 2013, the UK Financial Conduct Authority (the FCA) has regulated LIBOR, and regulators in other jurisdictions have increased oversight of other interbank offered rates (IBORs) and similar benchmark rates. Efforts to transition from IBORs to alternative benchmark rates are underway in several jurisdictions. The FCA announced in July 2017 that it will not continue beyond 2021 to regulate LIBOR or take other actions to sustain LIBOR, and urged users to plan the transition to alternative reference rates. As a result, there can be no guarantee that LIBOR will be determined after 2021 on the same basis as at present, if at all.

Liquidity and activity in alternative reference rates (ARRs)  continue to develop in markets globally, with work progressing to resolve certain issues associated with transitioning away from IBORs. Regulatory authorities continue to focus on transitioning to ARRs by the end of 2021. The Alternative Reference Rates Committee is considering potential legislative solutions that would mitigate legal risks related to legacy contracts in the event  of IBOR discontinuation. In addition, in October 2019, the US Treasury Department and Internal Revenue Service published proposed regulations providing tax relief related to issues that may arise as a result of the modification of debt, derivative, and other financial contracts from LIBOR-based language to ARRs. The European Central Bank published the euro short-term rate, the risk-free rate for euro markets, for the first time on 2 October 2019, reflecting trading activity on 1 October 2019. The Bank of England Working Group on Sterling Risk-Free Reference Rates continues to be supportive of the development of a term (Sterling Overnight Index Average) reference rate.

We have a substantial number of contracts linked to IBORs. ARRs do not currently provide a term structure, which will require a change in the contractual terms of products currently indexed on terms other than overnight. In some cases, contracts may contain provisions intended  to provide a fallback interest rate in the event of a brief unavailability of the relevant IBOR. These provisions may not be effective or may produce arbitrary results in the event of a permanent cessation of the relevant IBOR. In addition, numerous of our  internal systems, limits and processes make use of IBORs as reference rates. Transition to replacement reference rates will require significant investment and effort.

If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and such proceedings or measures may have a material adverse effect on UBS’s shareholders and creditors

Under the Swiss Banking Act, FINMA is able to exercise broad statutory powers with respect to Swiss banks and Swiss parent companies of financial groups, such as UBS Group AG, UBS AG and UBS Switzerland AG, if there is justified concern that the entity is over-indebted, has serious liquidity problems or, after the expiration of any relevant deadline, no longer fulfills capital adequacy requirements. Such powers include ordering protective measures, instituting restructuring proceedings (and exercising any Swiss resolution powers in connection therewith), and instituting liquidation proceedings, all of which may have a material adverse effect on shareholders and creditors or may prevent UBS Group AG, UBS AG or UBS Switzerland AG from paying dividends or making payments on debt obligations.

UBS would have limited ability to challenge any such protective measures, and creditors and shareholders would have no right under Swiss law or in Swiss courts to reject them, seek their suspension, or challenge their imposition, including measures that require or result in the deferment of payments.

If restructuring proceedings are opened with respect to UBS Group AG, UBS AG or UBS Switzerland AG, the resolution powers that FINMA may exercise include the power to: (i) transfer all or some of the assets, debt and other liabilities, and contracts of the entity subject to proceedings to another entity; (ii) stay for a maximum of two business days (a) the termination of, or the exercise of rights to terminate, netting rights, (b) rights to enforce or dispose of certain types of collateral or (c) rights to transfer claims, liabilities or certain collateral, under contracts to which the entity subject to proceedings is a party; and/or (iii) partially or fully write down the equity capital and, if such equity capital is fully written down, convert into equity or write down the capital and other debt instruments of the entity subject to proceedings. Shareholders and creditors would have no right to reject, or to seek the suspension of, any restructuring plan pursuant to which such resolution powers are exercised. They would have only limited rights to challenge any decision to exercise resolution powers or to have that decision reviewed by a judicial or administrative process or otherwise.

Our strategy, business model and environment
Risk factors

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

Our financial results may be negatively affected by changes to assumptions and valuations, as well as changes to accounting standards

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The application of these accounting standards requires the use of judgment based on estimates and assumptions that may involve significant uncertainty at the time they are made. This is the case, for example, with respect to the measurement of fair value of financial instruments, the recognition of deferred tax assets, the assessment of the impairment of goodwill, expected credit losses and estimation of provisions for contingencies, including litigation, regulatory and similar matters. Such judgments, including the underlying estimates and assumptions, which encompass historical experience, expectations of the future and other factors, are regularly evaluated to determine their continuing relevance based on current conditions. Using different assumptions could cause the reported results to differ. Changes in assumptions, or failure to make the changes necessary to reflect evolving market conditions, may have a significant effect on the financial statements in the periods when changes occur. Estimates of provisions for contingencies may be subject to a wide range of potential outcomes and significant uncertainty. For example, the broad range of potential outcomes in UBS AG’s proceeding in France increases the uncertainty associated with assessing the appropriate provision. If the estimates and assumptions in future periods deviate from the current outlook, UBS AG’s financial results may also be negatively affected.

Changes to IFRS or interpretations thereof may cause future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. For example, we adopted IFRS 9 effective 1 January 2018, which required us to change the accounting treatment of financial instruments measured at amortized cost and certain other positions, to record loans from inception net of expected credit loss (ECL) allowances and provisions instead of recording credit losses on an incurred loss basis. This may result in a significant increase in recognized credit loss allowances in the future and greater volatility in the income statement as ECL changes in response to developments in the credit cycle and composition of our loan portfolio. The effect may be more pronounced in a deteriorating economic environment.

Strategy, management and operations risks

We may not be successful in the ongoing execution of our strategic plans

We have transformed UBS to focus on our Global Wealth Management business and our universal bank in Switzerland, complemented by Asset Management and a significantly smaller and more capital-efficient Investment Bank; we have substantially reduced the risk-weighted assets and leverage ratio denominator usage in Corporate Center; and made significant cost reductions. Risk remains that going forward we may not succeed in executing our strategy or achieving our performance targets, or may be delayed in doing so. Macroeconomic conditions, geopolitical uncertainty, changes to regulatory requirements and the continuing costs of meeting these requirements have prompted us to adapt our targets and ambitions in the past and we may need to do so again in the future.

To achieve our strategic plans, we expect to continue to make significant expenditures on technology and infrastructure to improve client experience, improve and further enable digital offerings and increase efficiency. Our investments in new technology may not fully achieve our objectives or improve our ability to attract and retain customers. In addition, we will likely face competition in providing digitally enabled offerings from both existing competitors and new financial service providers in various portions of the value chain. For example, technological advances and the growth of e-commerce have made it possible for e-commerce firms and other companies to offer products and services that were traditionally offered only by banks. These advances have also allowed financial institutions and other companies to provide digitally based financial solutions, including electronic securities trading, payments processing and online automated algorithmic-based investment advice at a low cost to their customers. We may have to lower our prices, or risk losing customers as a result. Our ability to develop and implement competitive digitally enabled offerings and processes will be an important factor in our ability to compete.

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

Operational risks affect our business

Our businesses depend on our ability  to process a large number of transactions, many of which are complex, across multiple and diverse markets in different currencies, to comply with requirements of many different legal and regulatory regimes to which we are subject and to prevent, or promptly detect and stop, unauthorized, fictitious or fraudulent transactions. We also rely on access to, and on the functioning of, systems maintained by third parties, including clearing systems, exchanges, information processors and central counterparties. Any failure of our or third-party systems could have an adverse effect on us. Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities – including those arising from process error, failed execution, misconduct, unauthorized trading, fraud, system failures, financial crime, cyberattacks, breaches of information security, inadequate or ineffective access controls and failure of security and physical protection – are appropriately controlled. If our internal controls fail or prove ineffective in identifying and remedying these risks, we could suffer operational failures that might result in material losses, such as the substantial loss we incurred from the unauthorized trading incident announced in September 2011.

We use automation as part of our efforts to improve efficiency, reduce the risk of error and improve our client experience. We intend to expand the use of robotic processing, machine learning and artificial intelligence to further these goals. Use of these tools presents their own risks, including the need for effective design and testing; the quality of the data used for development and operation of machine learning and artificial intelligence tools may adversely affect their functioning and result in errors and other operational risks.

We and other financial services firms have been subject to breaches of security and to cyber- and other forms of attack, some of which are sophisticated and targeted attacks intended to gain access to confidential information or systems, disrupt service or destroy data. These attacks may be attempted through the introduction of viruses or malware, phishing and other forms of social engineering, distributed denial of service attacks  and other means. These attempts may occur directly, or using equipment or security passwords of our employees, third-party service providers or other users. In addition to external attacks, we have experienced loss of client data from failure by employees and others to follow internal policies and procedures and from misappropriation of our data by employees and others. We may not be able to anticipate, detect or recognize threats to our systems or data and our preventative measures may not be effective to prevent an attack or a security breach. In the event of a security breach, notwithstanding our preventative measures, we may not immediately detect a particular breach or attack. Once a particular attack is detected, time may be required to investigate and assess the nature and extent of the attack. A successful breach or circumvention of security of our systems or data could have significant negative consequences for us, including disruption of our operations, misappropriation of confidential information concerning us or our customers, damage to our systems, financial losses for us or our customers, violations of data privacy and similar laws, litigation exposure and damage to our reputation.

We are subject to complex and frequently changing laws and regulations governing the protection of client and personal data, such as the EU General  Data Protection Regulation. Ensuring that we comply with applicable laws and regulations when we collect, use and transfer personal information requires substantial resources and may affect the ways in which we conduct our business. In the event that we fail to comply with applicable laws, we may be exposed to regulatory fines and penalties and other sanctions. We may also incur such penalties if our vendors or other service providers or clients or counterparties fail to comply with these laws or to maintain appropriate controls over protected data. In addition, any loss or exposure of client or other data may adversely damage our reputation and adversely affect our business.

Our strategy, business model and environment
Risk factors

A major focus of US and other countries’ governmental policies relating  to financial institutions in recent years has been on fighting money laundering and terrorist financing. We are required to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients under the laws of many of the countries in which we operate. We are also subject to laws and regulations related to corrupt and illegal payments to government officials by others, such as the US Foreign Corrupt Practices Act and the UK Bribery Act. We have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations. Notwithstanding this, US regulators have found deficiencies in the design and operation of anti-money laundering programs in our US operations. We have undertaken a significant program to address these regulatory findings with the objective of fully meeting regulatory expectations for our programs. Failure to maintain and implement adequate programs to combat money laundering, terrorist financing or corruption, or any failure of our programs in these areas, could have serious consequences both from legal enforcement action and from damage to our reputation. Frequent changes in sanctions imposed and increasingly complex sanctions imposed on countries, entities and individuals increase our cost of monitoring and complying with sanctions requirements and increase the risk that we will not identify in a timely manner previously permissible client activity that is subject to a sanction.

As a result of new and changed regulatory requirements and the changes we  have made in our legal structure, the volume, frequency and complexity of our regulatory and other reporting has significantly increased. Regulators have also significantly increased expectations regarding our internal reporting and data aggregation, as well as management reporting. We have incurred and continue to incur significant costs to implement infrastructure to meet these requirements. Failure to meet external reporting requirements accurately and in a timely manner or failure to meet regulatory expectations of internal reporting, data aggregation and management reporting could result in enforcement action or other adverse consequences for us.

Certain types of operational control weaknesses and failures could also adversely affect our ability to prepare and publish accurate and timely financial reports.

In addition, despite the contingency plans that we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our businesses and the communities in which we operate. This may include a disruption due to natural disasters, pandemics, civil unrest, war or terrorism and involve electrical, communications, transportation or other services that we use or that are used by third parties with whom we conduct business.

We may not be successful in implementing changes in our wealth management businesses to meet changing market, regulatory and other conditions

In recent years, inflows from lower-margin segments and markets have been replacing outflows from higher-margin segments and markets, in particular for cross-border clients. This dynamic, combined with changes in client product preferences as a result of which low-margin products account for a larger share of our revenues than in the past, has put downward pressure on Global Wealth Management’s margins.

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

The amount and structure of our employee compensation is affected not only by our business results, but also by competitive factors and regulatory considerations.

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

Constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key employees. The loss of key staff and the inability to attract qualified replacements could seriously compromise our ability to execute our strategy and to successfully improve our operating and control environment, and could affect our business performance. Swiss law requires that shareholders approve the compensation of the Board of Directors (the BoD) and the GEB each year. If our shareholders fail to approve the compensation for the GEB or the BoD, this could have an adverse effect on our ability to retain experienced directors and our senior management.

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

As seen during the financial crisis of 2007–2009, we have not always been able to prevent serious losses arising from extreme or sudden market events that are not anticipated by our risk measures and systems. Our risk measures, concentration controls and the dimensions in which we aggregated risk to identify correlated exposures proved inadequate in a historically severe deterioration in financial markets. As a result, we recorded substantial losses on fixed income trading positions, particularly in 2008 and 2009. We have substantially revised and strengthened our risk management and control framework and increased the capital that we hold relative to the risks that we take. Nonetheless, we could suffer further losses in the future if, for example:

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

As UBS Group AG is a holding company, its operating results, financial condition and ability to pay dividends and other distributions and/or to pay its obligations in the future depend on funding, dividends and other distributions received directly or indirectly from its subsidiaries, which may be subject to restrictions

UBS Group AG’s ability to pay dividends and other distributions and to pay its obligations in the future will depend on the level of funding, dividends and other distributions, if any, received from UBS AG and other subsidiaries. The ability of such subsidiaries to make loans or distributions, directly or indirectly, to UBS Group AG may be restricted as a result of several factors, including restrictions in financing agreements and the requirements of applicable law and regulatory, fiscal or other restrictions. In particular, UBS Group AG’s direct and indirect subsidiaries, including UBS AG, UBS Switzerland AG, UBS Americas Holding LLC and UBS Europe SE, are subject to laws and regulations that restrict dividend payments, authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to UBS Group AG, or could affect their ability to repay any loans made to, or other investments in, such subsidiary by UBS Group AG or another member of the Group. For example, the US Comprehensive Capital Analysis and Review process requires that our US intermediate holding company demonstrate that it can continue to meet minimum capital standards over a hypothetical nine-quarter severely adverse economic scenario. If it fails to meet the quantitative capital requirements, or the Federal Reserve Board’s qualitative assessment of the capital planning process is adverse, our US intermediate holding company would be prohibited from paying dividends or making distributions. Restrictions and regulatory actions of this kind could impede access to funds that UBS Group AG may need to meet its obligations or to pay dividends to shareholders. In addition, UBS Group AG’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to all prior claims of the subsidiary’s creditors.

Our strategy, business model and environment
Risk factors

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

Liquidity and funding risk

Liquidity and funding management are critical to UBS’s ongoing performance

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

Moreover, more stringent capital and liquidity and funding requirements will likely lead to increased competition for both secured funding and deposits as a stable source of funding, and to higher funding costs. The addition of loss-absorbing debt as a component of capital requirements, the regulatory requirements to maintain minimum TLAC at UBS’s holding company and at subsidiaries, as well as the power of resolution authorities to bail in TLAC and other debt obligations, and uncertainty as to how such powers will be exercised, will increase our cost of funding and could potentially increase the total amount of funding required, in the absence of other changes in our business.

Reductions in our credit ratings may adversely affect the market value of the securities and other obligations and increase our funding costs, in particular with regard to funding from wholesale unsecured sources, and could affect the availability of certain kinds of funding. In addition, as experienced in connection with Moody’s downgrade of UBS AG’s long-term debt rating in June 2012, rating downgrades can require us to post additional collateral or make additional cash payments under trading agreements. Our credit ratings, together with our capital strength and reputation, also contribute to maintaining client and counterparty confidence, and it is possible that rating changes could influence the performance of some of our businesses.

The requirement to maintain a liquidity coverage ratio of high-quality liquid assets to estimated stressed short-term net cash outflows, and other similar liquidity and funding requirements, oblige us to maintain high levels of overall liquidity, limit our ability to optimize interest income and expense, make certain lines of business less attractive and reduce our overall ability to generate profits. The liquidity coverage ratio and net stable funding ratio requirements are intended to ensure that we are not overly reliant on short-term funding and that we have sufficient long-term funding for illiquid assets. The relevant calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources of additional funding in market-wide and firm-specific stress situations. There can be no assurance that in an actual stress situation our funding outflows would not exceed the assumed amounts.

Financial and operating performance

Management report

Changes related to Item 303 of Regulation S-K

In our Annual Report 2019 and related 20-F filing, we exclude the discussion of the financial years 2018 compared with 2017 in our Management’s Discussion and Analysis section pursuant to changes related to Item 303 of Regulation S-K, as we have included such discussion already in a prior filing, which can be found under:

www.sec.gov/Archives/edgar/data/1114446/000161052019000031/ar1820f.htm

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

–   fair value measurement

–   expected credit loss measurement

–   assessment of the business model and certain contractual features when classifying financial instruments

–   pension and other post-employment benefit plans

–   income taxes

–   goodwill

–   provisions and contingent liabilities

–   consolidation of structured entities

–   determination of the functional currency and assessing the earliest date from which it is practical to perform a restatement following a change in presentation currency for the year ended 31 December 2018

We believe that the judgments, estimates and assumptions we have made are appropriate under the circumstances and that our financial statements fairly present, in all material respects, the financial position of UBS as of 31 December 2019 and the results of our operations and cash flows for 2019, including comparative information, in accordance with IFRS.

→   Refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of this report for more information

→   Refer to the “Risk factors” section of this report for more information

Significant accounting and financial reporting changes

Significant accounting and financial reporting changes in 2019

IFRS 16, Leases

We have adopted IFRS 16, Leases, effective 1 January 2019, fundamentally changing how we account for operating leases when acting as a lessee. Upon adoption, assets and liabilities increased by USD 3.5 billion, with a corresponding increase in risk-weighted assets (RWA) and leverage ratio denominator (LRD).

In the income statement, the adoption of the new standard has resulted in increases in Interest expense and Depreciation and impairment of property, equipment and software,  which have been partly offset by a decrease in General and administrative expenses. The full-year effect of the application of IFRS 16 was a net decrease in profit before tax of approximately USD 60 million, reflecting reductions of approximately USD 120 million and USD 60 million in operating income and expenses, respectively.

As permitted by IFRS 16, we have elected not to restate prior-period information.

→   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about the adoption of IFRS 16

Presentation of dividend income and expense from financial instruments measured at fair value through profit or loss

Effective 1 January 2019, we refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Other net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2019: Other net income from fair value changes on financial instruments), in order to align the presentation of dividends with other associated fair value changes. There is no effect on Total operating income or Net profit / (loss). The change reduces the significant volatility in Net interest income that previously arose.

Prior periods have been restated for this presentation change. For the financial year 2018, this resulted in a decrease of USD 976 million in Net interest income and a corresponding increase in Other net income from financial instruments measured at fair value through profit or loss.

→   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information

Changes in Corporate Center cost and resource allocation to business divisions

In order to further align Group and divisional performance, we have adjusted our methodology for the allocation of Corporate Center funding costs and expenses to the business divisions. At the same time, we updated our funds transfer pricing framework to better reflect the sources and usage of funding. All of these changes became effective as of 1 January 2019. Prior periods have been restated.

Together, for the full year 2018, these changes reduced the business divisions’ operating results and thereby increased their adjusted cost / income ratios approximately 1–2 percentage points, while Corporate Center’s 2018 operating loss before tax decreased by USD 0.7 billion.

In Corporate Center, we retain funding costs for deferred tax assets, costs relating to our legal entity transformation program and other costs not attributable to, or representative of the performance of, the business divisions.

Alongside the updates to cost allocations and to our funds transfer pricing framework, we increased the allocation of balance sheet resources from Corporate Center to the business divisions. For 2018, the restatement resulted in USD 26 billion of additional RWA and USD 93 billion of additional LRD allocated from Corporate Center to the business divisions.

The additional USD 3.5 billion RWA and LRD that resulted from the adoption of IFRS 16, Leases, have both been fully allocated to the business divisions.

→   Refer to “Note 2a Segment reporting” in the “Consolidated financial statements” section of this report for more information

Financial and operating performance
Significant accounting and financial reporting changes

Changes in equity attribution

The aforementioned changes in resource allocation from Corporate Center to the business divisions are reflected in the equity attribution to the business divisions. Furthermore, we have updated our equity attribution framework, revising the capital ratio for RWA from 11% to 12.5% to better align with Group capital levels, and incrementally allocating to business divisions USD 2 billion of attributed equity that is related to certain common equity tier 1 (CET1) deduction items previously held centrally. In aggregate, we allocated USD 7 billion of additional attributed equity to the business divisions. The remaining attributed equity retained in Corporate Center primarily relates to deferred tax assets, dividend accruals and the Non-core and Legacy Portfolio.

Prior periods have been restated. For the full year 2018, the combined effect from the changes in equity attribution and the aforementioned changes in cost and resource allocation to the business divisions led to a 3–7 percentage point reduction in their respective return on attributed equity.

→   Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information about our equity attribution framework

Changes in Corporate Center segment reporting

Effective 1 January 2019, and in compliance with IFRS 8, Operating Segments, we provide results for total Corporate Center only and do not separately report Corporate Center – Services, Group Asset and Liability Management (Group ALM) and Non-core and Legacy Portfolio. Furthermore, we have operationally combined our Group Treasury activities with Group ALM and call this combined function Group Treasury. Prior-period information has been restated.

→   Refer to “Note 1 Summary of significant accounting policies” and “Note 2a Segment reporting” in the “Consolidated financial statements” section of this report for more information

Amendments to IAS 39, IFRS 9 and IFRS 7 (Interest Rate Benchmark Reform)

In September 2019, the IASB issued Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7, enabling hedge accounting to continue during the period of uncertainty before existing interest rate benchmarks are replaced with alternative risk-free interest rates. As permitted by the transitional provisions, we early adopted the revisions in 2019.

→   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information

Changes to Pillar 3 disclosure requirements

During 2019, we introduced several new tables and/or narratives in accordance with the FINMA Pillar 3 disclosure requirements (FINMA Circular 2016/1 “Disclosure – banks,” as last revised on 31 October 2019), as well as amendments to existing disclosures in accordance with the Basel Committee on Banking Supervision “Technical Amendment – Pillar 3 disclosure requirements – regulatory treatment of accounting provisions” issued in August 2018.

→   Refer to the 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors, for more information about the changes to Pillar 3 disclosure requirements

Significant accounting and financial reporting changes in 2020

Adoption of hedge accounting requirements of IFRS 9, Financial instruments

Effective 1 January 2020, we have adopted the hedge accounting requirements of IFRS 9, Financial instruments, for most of our existing hedge accounting programs, including fair value hedges for interest rate risk related to debt instruments, cash flow hedges of forecast transactions and hedges of net investments in foreign operations. As permitted by IFRS 9, we continue to account for our fair value hedges of portfolio interest rate risk related to loans under IAS 39, Financial Instruments: Recognition and Measurement.

The adoption of these requirements will have no consequential financial effect on our financial statements. However, the adoption will allow us to designate more effective hedge accounting relationships going forward, including fair value hedges of foreign currency risk using cross-currency swaps, and to reduce income statement volatility caused by foreign currency basis spreads.

→   Refer to “Note 1c International Financial Reporting Standards and Interpretations to be adopted in 2020 and later and other changes” in the “Consolidated financial statements” section of this report for more information

Streamlining of business division expense reporting

Over recent years, we have been progressively aligning our support functions, such as Technology, Operations and Real Estate, with the business divisions. In order to reflect this alignment, we will streamline our reporting beginning with our first quarter 2020 report. We will no longer provide the individual operating expense lines but will disclose costs at a total operating expense level for our divisions. We will continue to disclose the full details on operating expenses at the Group level, and explain the drivers of changes in divisional operating expenses in our management’s discussion and analysis. Revenues and costs related to a small residual set of activities that are not directly attributable to or representative of the performance of the business divisions will be renamed as Group items. These changes will have no impact on Business Division or Group operating income, operating expenses and profit before tax.

Group performance

Income statement
	For the year ended			% change from
USD million	31.12.19	31.12.18	31.12.17	31.12.18
Net interest income	4,501	5,048	6,070	(11)
Other net income from financial instruments measured at fair value through profit or loss	6,842	6,960	5,637	(2)
Credit loss (expense) / recovery	(78)	(118)	(131)	(34)
Fee and commission income	19,110	19,598	19,362	(2)
Fee and commission expense	(1,696)	(1,703)	(1,840)	0
Net fee and commission income	17,413	17,895	17,522	(3)
Other income	212	428	524	(51)
Total operating income	28,889	30,213	29,622	(4)
of which: net interest income and other net income from financial instruments measured at fair value through profit or loss	11,343	12,008	11,707	(6)
Personnel expenses	16,084	16,132	16,199	0
General and administrative expenses	5,288	6,797	6,949	(22)
Depreciation and impairment of property, equipment and software	1,765	1,228	1,053	44
Amortization and impairment of goodwill and intangible assets	175	65	71	169
Total operating expenses	23,312	24,222	24,272	(4)
Operating profit / (loss) before tax	5,577	5,991	5,351	(7)
Tax expense / (benefit)	1,267	1,468	4,305	(14)
Net profit / (loss)	4,310	4,522	1,046	(5)
Net profit / (loss) attributable to non-controlling interests	6	7	77	(13)
Net profit / (loss) attributable to shareholders	4,304	4,516	969	(5)

Comprehensive income
Total comprehensive income	5,091	4,231	2,113	20
Total comprehensive income attributable to non-controlling interests	2	5	326	(69)
Total comprehensive income attributable to shareholders	5,089	4,225	1,787	20

Financial and operating performance
Group performance

Performance of our business divisions and Corporate Center – reported and adjusted[1]
	For the year ended 31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[2]	UBS
Operating income as reported	16,353	3,715	1,938	7,269	(385)	28,889
of which: net foreign currency translations losses[3]					(35)	(35)
of which: net losses from properties held for sale					(29)	(29)
Operating income (adjusted)	16,353	3,715	1,938	7,269	(321)	28,953

Operating expenses as reported	12,955	2,274	1,406	6,485	192	23,312
of which: personnel-related restructuring expenses[4]	0	0	6	84	113	203
of which: non-personnel-related restructuring expenses[4]	0	0	7	7	68	81
of which: restructuring expenses allocated from Corporate Center[4]	69	17	20	77	(183)	0
of which: impairment of goodwill				110		110
Operating expenses (adjusted)	12,887	2,257	1,373	6,208	194	22,918
of which: net expenses for litigation, regulatory and similar matters[5]	135	0	0	53	(23)	165

Operating profit / (loss) before tax as reported	3,397	1,441	532	784	(577)	5,577
Operating profit / (loss) before tax (adjusted)	3,466	1,458	565	1,061	(515)	6,035

	For the year ended 31.12.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[2]	UBS
Operating income as reported	16,785	4,161	1,852	8,041	(626)	30,213
of which: gains related to investments in associates	101	359				460
of which: gains on sale of real estate					31	31
of which: gains on sale of subsidiaries and businesses					25	25
of which: remeasurement loss related to UBS Securities China					(270)	(270)
Operating income (adjusted)	16,684	3,802	1,852	8,041	(413)	29,966

Operating expenses as reported	13,531	2,365	1,426	6,554	346	24,222
of which: personnel-related restructuring expenses[4]	34	4	23	16	208	286
of which: non-personnel-related restructuring expenses[4]	16	0	10	11	238	275
of which: restructuring expenses allocated from Corporate Center[4]	209	43	33	166	(450)	0
of which: gain related to changes to the Swiss pension plan[6]	(66)	(38)	(10)	(5)	(122)	(241)
Operating expenses (adjusted)	13,338	2,355	1,370	6,367	472	23,903
of which: net expenses for litigation, regulatory and similar matters[5]	619	41	0	(64)	62	657

Operating profit / (loss) before tax as reported	3,254	1,796	426	1,486	(971)	5,991
Operating profit / (loss) before tax (adjusted)	3,346	1,447	482	1,674	(885)	6,063

Performance of our business divisions and Corporate Center – reported and adjusted (continued)[1]
	For the year ended 31.12.17
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[2]	UBS
Operating income as reported	16,136	3,839	2,077	7,650	(80)	29,622
of which: gains on sale of subsidiaries and businesses			153			153
of which: gains on sale of financial assets at fair value through OCI[7]				137		137
of which: net foreign currency translation losses					(16)	(16)
Operating income (adjusted)	16,136	3,839	1,924	7,513	(63)	29,349

Operating expenses as reported	12,917	2,364	1,514	6,563	913	24,272
of which: personnel-related restructuring expenses[4]	39	7	17	39	443	545
of which: non-personnel-related restructuring expenses[4]	75	0	22	18	532	647
of which: restructuring expenses allocated from Corporate Center[4]	474	98	63	310	(945)	0
of which: expenses from modification of terms for certain DCCP awards[8]				26		26
Operating expenses (adjusted)	12,329	2,259	1,412	6,171	883	23,054
of which: net expenses for litigation, regulatory and similar matters[5]	174	2	(4)	(42)	304	434

Operating profit / (loss) before tax as reported	3,219	1,475	563	1,087	(993)	5,351
Operating profit / (loss) before tax (adjusted)	3,807	1,580	512	1,342	(946)	6,295

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Significant accounting and financial reporting changes” section of this report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Corporate Center operating expenses presented in this table are after service allocations to business divisions.    3 Related to the disposal or closure of foreign operations.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    5 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to “Note 21 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties of USD 11 million, USD 29 million and USD 55 million for the years ended 31 December 2019, 31 December 2018 and 31 December 2017, respectively.    6 Changes to the pension fund of UBS in Switzerland in 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in 2018, with no overall effect on total equity. Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of this report for more information.    7 Includes gains on the sale of our investment in the London Clearing House and on the sale of our investment in IHS Markit in the Investment Bank in 2017.    8 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.

Financial and operating performance
Group performance

2019 compared with 2018

Results

We recorded net profit attributable to shareholders of USD 4,304 million in 2019, which included a net tax expense of USD 1,267 million. In 2018, net profit attributable to shareholders was USD 4,516 million, which included a net tax expense of USD 1,468 million.

Profit before tax decreased by USD 414 million, or 7%, to USD 5,577 million, reflecting lower operating income, partly offset by a decrease in operating expenses. Operating income decreased by USD 1,324 million, or 4%, to USD 28,889 million, reflecting a USD 665 million decrease in net interest income and other net income from financial instruments measured at fair value through profit or loss, a USD 482 million decrease in net fee and commission income and USD 216 million lower other income. Operating expenses decreased by USD 910 million, or 4%, to USD 23,312 million. This was mainly driven by USD 1,509 million lower general and administrative expenses, largely reflecting USD 533 million lower occupancy expenses and a decrease of USD 492 million in expenses related to litigation, regulatory and similar matters. This was partly offset by USD 537 million higher depreciation and impairment of property, equipment and software, as well as USD 110 million higher amortization and impairment of goodwill and intangible assets.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results, which exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations. These adjustments include restructuring expenses related to our CHF 2.1 billion cost reduction program completed at the end of 2017 (referred to as our “legacy cost programs” in this report), as well as expenses relating to new restructuring initiatives. For the full year 2019, we incurred a runoff of restructuring expenses associated with our legacy cost programs of USD 205 million, which are now expected to be nil for 2020 and future years. In addition, in connection with the planned structural changes in the Investment Bank, we incurred USD 79 million of restructuring expenses in the fourth quarter of 2019. We expect to incur restructuring expenses of approximately USD 200 million in 2020 related to additional cost actions across the Group, with the majority of this expense being incurred in the first half of the year.

In January 2020, we updated and simplified our performance target framework, with our updated performance targets based on reported results. From the first quarter of 2020, we will no longer disclose adjusted results; however, we will continue to provide disclosure of restructuring and litigation expenses as well as other material profit or loss items that management believes are not representative of underlying business performance.

For the purpose of determining adjusted results for 2019, we excluded net restructuring expenses of USD 284 million, a USD 110 million loss related to an impairment of goodwill, net foreign currency translation losses of USD 35 million and a loss of USD 29 million related to the remeasurement of properties that were reclassified as properties held for sale. For 2018, we excluded a gain of USD 460 million related to investments in associates, gains of USD 31 million on sale of real estate, gains of USD 25 million on sale of subsidiaries and businesses, a remeasurement loss of USD 270 million related to the increase of our shareholding in UBS Securities China, a gain of USD 241 million related to changes to the Swiss pension plan, and net restructuring expenses of USD 561 million.

On this adjusted basis, profit before tax decreased slightly to USD 6,035 million.

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the year ended			% change from
USD million	31.12.19	31.12.18	31.12.17	31.12.18
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3,490	3,710	5,018	(6)
Net interest income from financial instruments measured at fair value through profit or loss	1,011	1,338	1,052	(24)
Other net income from financial instruments measured at fair value through profit or loss	6,842	6,960	5,637	(2)
Total	11,343	12,008	11,707	(6)
Global Wealth Management	4,913	5,049	4,941	(3)
of which: net interest income	3,947	4,101	3,880	(4)
of which: transaction-based income from foreign exchange and other intermediary activity[1]	966	948	1,062	2
Personal & Corporate Banking	2,436	2,451	2,420	(1)
of which: net interest income	1,992	2,049	2,044	(3)
of which: transaction-based income from foreign exchange and other intermediary activity[1]	443	402	376	10
Asset Management	(13)	(35)	(34)	(63)
Investment Bank[2]	4,189	4,756	4,272	(12)
Corporate Client Solutions	716	1,051	1,076	(32)
Investor Client Services	3,473	3,705	3,196	(6)
Corporate Center	(182)	(214)	107	(15)

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss. The amounts reported on this line are one component of Transaction-based income in the management discussion and analysis of Global Wealth Management and Personal & Corporate Banking in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.    2 Investment Bank information is provided at the business line level rather than by financial statement reporting line in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.

Operating income

Total operating income decreased by USD 1,324 million, or 4%, to USD 28,889 million. On an adjusted basis, total operating income decreased by USD 1,013 million, or 3%, to USD 28,953 million.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 665 million to USD 11,343 million. This was mainly driven by lower net income in the Investment Bank and Global Wealth Management.

Global Wealth Management

In Global Wealth Management, net interest income decreased by USD 154 million to USD 3,947 million, mainly reflecting lower income from lending and deposits, due to margin compression and moves into lower-margin products. These effects were partly offset by higher investment-of-equity income.

Transaction-based income from foreign exchange and other intermediary activity increased by USD 18 million to USD 966 million, mainly due to higher revenues from foreign exchange transactions, driven by higher levels of client activity.

Personal & Corporate Banking

In Personal & Corporate Banking, net interest income decreased by USD 57 million to USD 1,992 million, mainly reflecting higher funding costs for long-term debt that contributes to total loss-absorbing capacity and lower banking book interest income. This was partly offset by higher deposit revenues.

Transaction-based income from foreign exchange and other intermediary activity increased by USD 41 million to USD 443 million, mainly due to higher net income from foreign exchange transactions.

Investment Bank

In the Investment Bank, net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 567 million to USD 4,189 million. This was driven by a USD 335 million decrease in Corporate Client Solutions, mainly reflecting a decrease in leveraged finance revenues and as 2018 included higher gains from transactions across our Equity Capital Markets and Risk Management portfolio. In addition, USD 198 million lower income in our Equities business was driven by lower prime brokerage client balances and margin compression, as well as lower client activity levels across all Equities product lines.

Corporate Center

In Corporate Center, net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 32 million. This reflected USD 421 million higher net treasury income, driven by income from hedge accounting ineffectiveness, revenues from accounting asymmetries, as well as higher net interest income. This was partly offset by USD 252 million lower income in Retained Services, driven by USD 122 million of additional interest expense related to lease liabilities recognized as a result of the application of IFRS 16, Leases, which was adopted in the first quarter of 2019, and approximately USD 130 million higher asset funding costs, mainly driven by increased interest rates. In addition, income in Non-Core and Legacy Portfolio decreased by USD 137 million, mainly as 2018 included higher valuation gains on auction rate securities.

→   Refer to “Note 3 Net interest income and other net income from financial instruments measured at fair value through profit or loss” in the “Consolidated financial statements” section of this report for more information

Credit loss expense / recovery

Total net credit loss expenses were USD 78 million in 2019, compared with USD 118 million, reflecting net credit loss expenses of USD 100 million related to credit-impaired (stage 3) positions, mainly in Personal & Corporate Banking and to a lesser extent in the Investment Bank and Global Wealth Management. This was partly offset by USD 22 million of net releases in expected credit loss expense allowances from stage 1 and 2 positions.

→   Refer to “Note 1  Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about IFRS 9

→   Refer to “Note 10 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / recovery

→   Refer to the “Risk factors” section of this report for more information

Credit loss (expense) / recovery
	For the year ended			% change from
USD million	31.12.19	31.12.18	31.12.17	31.12.18
Global Wealth Management	(20)	(15)	(8)	32
Personal & Corporate Banking	(21)	(56)	(20)	(63)
Investment Bank	(30)	(38)	(92)	(22)
Corporate Center	(7)	(8)	(11)	(12)
Total	(78)	(118)	(131)	(34)

Financial and operating performance
Group performance

Net fee and commission income

Net fee and commission income was USD 17,413 million compared with USD 17,895 million.

Net brokerage fees decreased by USD 267 million, mainly in the Investment Bank and in Global Wealth Management, largely due to lower levels of client activity across the first half of 2019.

Investment fund fees and fees for portfolio management and related services decreased by USD 196 million, driven by Global Wealth Management, largely reflecting lower average invested assets in the first quarter of 2019, as well as margin compression and shifts into lower-margin products. These effects were partly offset by an increase of USD 82 million in Asset Management, reflecting the effect of higher average invested assets, as well as an increase in performance fees, reflecting strong investment performance in a constructive market environment.

Underwriting fees decreased by USD 70 million, mainly in our Corporate Client Solutions business in the Investment Bank, driven by lower revenues from public offerings.

→   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was USD 212 million compared with USD 428 million on a reported basis. 2019 included net foreign currency translation losses of USD 35 million and a loss of USD 29 million related to the remeasurement of properties that were reclassified as properties held for sale. The previous year included a valuation gain of USD 460 million on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline, a remeasurement loss of USD 270 million related to the increase of our shareholding in UBS Securities China, gains on sale of real estate of USD 31 million and gains on sale of subsidiaries of USD 25 million. Excluding these items, adjusted other income increased by USD 94 million, mainly driven by gains resulting from the settlement of a litigation claim, gains related to legacy securities positions, and income related to a claim on a defaulted counterparty position.

→   Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 32 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of this report for more information about the increase of stake in and consolidation of UBS Securities China

Operating expenses

Total operating expenses decreased by USD 910 million, or 4%, to USD 23,312 million. On an adjusted basis, total operating expenses decreased by USD 985 million, or 4%, to USD 22,918 million.

Personnel expenses

Personnel expenses decreased by USD 48 million to USD 16,084 million on a reported basis, primarily reflecting lower variable compensation, lower expenses for contractors, and lower other personnel expenses. This was largely offset by higher expenses for pension and other post-employment benefit plans, as 2018 included a gain of USD 241 million related to changes to the Swiss pension plan, and higher salary costs. On an adjusted basis, personnel expenses decreased by USD 206 million to USD 15,881 million, primarily driven by the aforementioned decrease in variable compensation.

Expenses for salaries increased by USD 70 million to USD 6,518 million, primarily driven by continued insourcing of certain activities from third-party vendors to our Business Solutions Centers, as well as increased staffing to address regulatory requirements. These increases were partly offset by lower salary expenses in Global Wealth Management. On an adjusted basis, expenses for salaries increased by USD 170 million to USD 6,443 million, mainly reflecting the aforementioned insourcing effects.

Expenses for total variable compensation decreased by USD 237 million, and adjusted expenses for total variable compensation decreased by USD 261 million, mainly reflecting a decrease in expenses for current year awards.

Financial advisor compensation was broadly stable at USD 4,043 million.

Other personnel expenses decreased by USD 99 million and adjusted other personnel expenses decreased by USD 103 million, primarily due to lower medical insurance and recruitment costs.

→   Refer to the “Compensation” section of this report for more information

→   Refer to “Note 6 Personnel expenses,” “Note 29 Pension and other post-employment benefit plans” and “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by USD 1,509 million to USD 5,288 million. This was driven by USD 492 million lower expenses related to litigation, regulatory and similar matters, as the prior year included an increase in provisions that largely related to our cross-border wealth management businesses, as well as USD 269 million lower expenses related to the outsourcing of IT and other services and USD 133 million lower professional fees.

Operating expenses
	For the year ended			% change from
USD million	31.12.19	31.12.18	31.12.17	31.12.18

Operating expenses as reported
Personnel expenses	16,084	16,132	16,199	0
General and administrative expenses	5,288	6,797	6,949	(22)
Depreciation and impairment of property, equipment and software	1,765	1,228	1,053	44
Amortization and impairment of goodwill and intangible assets	175	65	71	169
Total operating expenses as reported	23,312	24,222	24,272	(4)

Adjusting items
Personnel expenses	203	45	570
of which: restructuring expenses[1]	203	286	545
of which: gain related to changes to the Swiss pension plan[2]		(241)
of which: expenses from modification of terms for certain DCCP awards[3]			26
General and administrative expenses[1]	72	225	640
Depreciation and impairment of property, equipment and software[1]	10	50	7
Amortization and impairment of goodwill and intangible assets	110	0	0
of which: impairment of goodwill	110	0	0
Total adjusting items	394	319	1,217

Operating expenses (adjusted)
Personnel expenses	15,881	16,087	15,628	(1)
of which: salaries	6,443	6,273	5,801	3
of which: total variable compensation	2,906	3,167	3,242	(8)
of which: relating to current year[4]	2,288	2,576	2,538	(11)
of which: relating to prior years[5]	618	592	704	4
of which: financial advisor compensation[6]	4,043	4,054	4,064	0
of which: other personnel expenses[7]	2,490	2,593	2,521	(4)
General and administrative expenses	5,216	6,572	6,309	(21)
of which: net expenses for litigation, regulatory and similar matters	165	657	434	(75)
of which: other general and administrative expenses	5,051	5,916	5,875	(15)
Depreciation and impairment of property, equipment and software	1,755	1,178	1,046	49
Amortization and impairment of goodwill and intangible assets	65	65	71	0
Total operating expenses (adjusted)	22,918	23,903	23,054	(4)

1 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    2 Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of this report for more information.    3 Relates to the removal of the service period requirement for DCCP awards granted for the performance years 2012 and 2013.    4 Includes expenses relating to performance awards and other variable compensation for the respective performance year.    5 Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    6 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    7 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Occupancy expenses decreased by USD 533 million, primarily following the adoption of IFRS 16, Leases, as of 1 January 2019. This decrease was more than offset by an increase of USD 484 million in depreciation expenses for leased properties and an increase of USD 122 million in interest expense relating to lease liabilities, both also as a direct result of the adoption of IFRS 16. The full year effect of the application of IFRS 16 in 2019 was a net decrease in profit before tax of approximately USD 60 million, reflecting reductions of approximately USD 120 million and USD 60 million in operating income and expenses, respectively.

Net expenses for the UK and German bank levies were USD 41 million in 2019 and included a USD 31 million credit related to prior years. In 2018, net expenses for the UK and German bank levies were USD 58 million and included a USD 45 million credit related to prior years.

On an adjusted basis, general and administrative expenses decreased by USD 1,356 million to USD 5,216 million, largely due to the aforementioned decreases in expenses related to litigation, regulatory and similar matters, costs for outsourcing of IT and other services and professional fees.

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

Depreciation and impairment of property, equipment and software increased by USD 537 million to USD 1,765 million on a reported basis, and by USD 577 million to USD 1,755 million on an adjusted basis, mainly driven by the aforementioned USD 484 million higher depreciation expenses resulting from the application of IFRS 16.

Financial and operating performance
Group performance

Amortization and impairment of goodwill and intangible assets increased by USD 110 million to USD 175 million on a reported basis, as a result of a USD 110 million impairment of goodwill in the Investment Bank in the fourth quarter of 2019. Excluding this item, these expenses were broadly unchanged.

→   Refer to “Note 15 Property, equipment and software” and “Note 16 Goodwill and intangible assets” in the “Consolidated financial statements” section of this report for more information

Tax

We recognized an income tax expense of USD 1,267 million in 2019, representing an effective tax rate of 22.7%, compared with USD 1,468 million for 2018.

This included net Swiss tax expenses of USD 630 million and net non-Swiss tax expenses of USD 637 million.

The Swiss tax expenses included current tax expenses of USD 365 million related to taxable profits earned by Swiss subsidiaries. In addition, they included deferred tax expenses of USD 265 million, which primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to deductible temporary differences.

The non-Swiss tax expenses included current tax expenses of USD 426 million related to taxable profits earned by non-Swiss subsidiaries and branches. In addition, they included deferred tax expenses of USD 211 million. These included expenses of USD 471 million that primarily reflected the amortization of DTAs previously recognized in relation to tax losses carried forward and deductible temporary differences, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. These were partly offset by a benefit of USD 260 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. in the year. The additional DTA recognition related to the elections that were made in the fourth quarter of 2018 to capitalize certain historic real estate costs.

For 2020, we expect a full-year tax rate of approximately 25%, excluding any potential effects from the reassessment of deferred tax assets.

→   Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information

→   Refer to the “Risk factors” section of this report for more information

Total comprehensive income attributable to shareholders

In 2019, total comprehensive income attributable to shareholders was USD 5,089 million, reflecting net profit of USD 4,304 million and other comprehensive income (OCI), net of tax, of USD 785 million.

OCI related to cash flow hedges was positive USD 1,143 million, mainly reflecting an increase in net unrealized gains on US dollar hedging derivatives resulting from decreases in the relevant long-term US dollar interest rates. In 2018, OCI related to cash flow hedges was negative USD 269 million.

OCI associated with financial assets measured at fair value through OCI was positive USD 117 million, compared with negative USD 45 million, primarily reflecting net unrealized gains following decreases in the relevant US dollar long-term interest rates in 2019.

Foreign currency translation OCI was positive USD 104 million in 2019. This was mainly due to the strengthening of the Swiss franc and the pound sterling against the US dollar as well as the reclassification of net losses totaling USD 38 million to the income statement. These effects were partly offset by the weakening of the euro. In 2018, OCI related to foreign currency translation was negative USD 541 million.

OCI related to own credit on financial liabilities designated at fair value was negative USD 392 million, compared with positive USD 509 million, primarily due to tightening credit spreads in 2019.

Defined benefit plan OCI, net of tax, was negative USD 186 million compared with positive USD 56 million. Total pre-tax OCI related to UK defined benefit plans was negative USD 78 million, reflecting OCI losses of USD 361 million from the remeasurement of the defined benefit obligation (DBO), mainly driven by a loss of USD 552 million due to a decrease in the applicable discount rate, partly offset by a gain of USD 132 million due to a decrease in the expected rate of pension increase. This was partly offset by an OCI gain of USD 284 million due to a positive return on plan assets.

Total pre-tax OCI related to the Swiss defined benefit plan was negative USD 22 million. This reflected losses of USD 1,728 million from the DBO remeasurement and of USD 353 million from an increase in the effect of the IFRS asset ceiling, almost entirely offset by a gain of USD 2,059 million due to a positive return on plan assets. The DBO remeasurement loss of USD 1,728 million was driven by a loss of USD 1,887 million due to a decrease in the applicable discount rate and an experience loss of USD 284 million, reflecting the effects of differences between the previous actuarial assumptions and what actually occurred. These losses were partly offset by gains of USD 243 million resulting from a decrease in the expected rate of interest credit on retirement savings and of USD 199 million due to other changes in actuarial assumptions.

→   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of this report for more information about defined benefit plans including a description of an enhancement to the asset ceiling calculation methodology effective in the first quarter of 2020

Sensitivity to interest rate movements

As of 31 December 2019, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 0.6 billion in Global Wealth Management and Personal & Corporate Banking. A parallel shift in yield curves by minus 100 basis points could lead to a combined reduction in annual net interest income of approximately USD 0.6 billion.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

Key figures

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Adjusted cost / income ratio

The adjusted cost / income ratio was 78.9%, compared with 79.5%, reflecting a reduction in adjusted operating expenses, offset by a decrease in adjusted operating income.

Common equity tier 1 capital

Common equity tier 1 (CET1) capital increased by USD 1.5 billion to USD 35.6 billion, mainly driven by operating profit before tax of USD 5.6 billion, partly offset by accruals for capital returns to shareholders of USD 2.6 billion, a USD 0.8 billion effect from our share repurchase program and current tax expenses of USD 0.8 billion.

Return on CET1 capital

Our return on CET1 capital (RoCET1) was 12.4%, compared with 13.1%, driven by a USD 0.2 billion decrease in net profit attributable to shareholders and a USD 0.4 billion increase in the average CET1 capital.

Risk-weighted assets

Risk-weighted assets (RWA) decreased by USD 4.5 billion to USD 259.2 billion, reflecting decreases from asset size and other movements of USD 8.0 billion and regulatory add-ons of USD 0.7 billion, partly offset by methodology and policy change of USD 2.0 billion, model updates of USD 1.2 billion and currency effects of USD 0.9 billion.

Common equity tier 1 capital ratio

Our CET1 capital ratio increased 0.8 percentage points to 13.7%, reflecting the USD 1.5 billion increase in CET1 capital and a USD 4.5 billion decrease in RWA.

Leverage ratio denominator

The leverage ratio denominator (LRD) increased by USD 7 billion to USD 911 billion. The increase was driven by currency effects of USD 5 billion and policy changes of USD 4 billion, partly offset by a decrease in asset size and other movements of USD 2 billion.

Common equity tier 1 leverage ratio

Our CET1 leverage ratio increased from 3.77% to 3.90% as of 31 December 2019, reflecting the aforementioned increase in CET1 capital, partly offset by a USD 7 billion increase in the LRD.

Going concern leverage ratio

Our going concern leverage ratio increased from 5.1% to 5.7%, reflecting a USD 5.6 billion increase in our going concern capital, partly offset by the aforementioned increase in the LRD.

Personnel

We employed 68,601 personnel (full-time equivalents) as of 31 December 2019. The net increase of 1,713 compared with 31 December 2018 was largely driven by a 2,583 increase in Corporate Center, mainly as a result of the ongoing insourcing of certain activities from third-party vendors to our Business Solutions Centers, resulting in a decrease of approximately 2,200 outsourced staff. This was partly offset by a 944 decrease in Global Wealth Management, reflecting the effect of cost management initiatives and a review of advisor portfolios.

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

Net new money can be affected by annual tax payments, which are concentrated in the second quarter in the US.

Financial and operating performance
Group performance

Return on equity
	As of or for the year ended
USD million, except where indicated	31.12.19	31.12.18	31.12.17

Net profit
Net profit / (loss) attributable to shareholders	4,304	4,516	969

Equity
Equity attributable to shareholders	54,533	52,928	52,495
Less: goodwill and intangible assets	6,469	6,647	6,563
Tangible equity attributable to shareholders	48,064	46,281	45,932
Less: other CET1 deductions	12,482	12,162	12,416
Common equity tier 1 capital	35,582	34,119	33,516

Return on equity
Return on equity (%)	7.9	8.6	1.8
Return on tangible equity (%)	9.0	9.8	2.0
Return on common equity tier 1 capital (%)	12.4	13.1	3.0

Net new money[1]
	For the year ended
USD billion	31.12.19	31.12.18	31.12.17
Global Wealth Management	31.6	24.7	44.8
Asset Management[2]	17.8	32.2	59.5
of which: excluding money market flows	12.6	24.7	48.3
of which: money market flows	5.2	7.5	11.2

1 Net new money excludes interest and dividend income.    2 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total net new money.

Invested assets
	As of			% change from
USD billion	31.12.19	31.12.18	31.12.17	31.12.18
Global Wealth Management	2,635	2,260	2,403	17
Asset Management[1]	903	781	796	16
of which: excluding money market funds	801	686	708	17
of which: money market funds	102	95	88	6

1 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total invested assets.

Global Wealth Management

Global Wealth Management[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.19	31.12.18	31.12.18

Results
Net interest income	3,947	4,101	(4)
Recurring net fee income[2]	9,258	9,577	(3)
Transaction-based income[3]	3,059	2,971	3
Other income	110	151	(27)
Income	16,373	16,800	(3)
Credit loss (expense) / recovery	(20)	(15)	32
Total operating income	16,353	16,785	(3)
Personnel expenses	7,621	7,683	(1)
Salaries and other personnel costs	3,578	3,628	(1)
Financial advisor variable compensation[4,5]	3,501	3,470	1
Compensation commitments with recruited financial advisors[4,6]	542	584	(7)
General and administrative expenses	1,217	1,724	(29)
Services (to) / from Corporate Center and other business divisions	4,056	4,070	0
of which: services from Corporate Center	3,922	3,936	0
Depreciation and impairment of property, equipment and software	5	4	22
Amortization and impairment of goodwill and intangible assets	56	50	13
Total operating expenses	12,955	13,531	(4)
Business division operating profit / (loss) before tax	3,397	3,254	4

Adjusted results
Total operating income as reported	16,353	16,785	(3)
of which: gain related to investments in associates		101
Total operating income (adjusted)	16,353	16,684	(2)
Total operating expenses as reported	12,955	13,531	(4)
of which: personnel-related restructuring expenses[7]	0	34
of which: non-personnel-related restructuring expenses[7]	0	16
of which: restructuring expenses allocated from Corporate Center[7,8]	69	209
of which: gain related to changes to the Swiss pension plan		(66)
Total operating expenses (adjusted)	12,887	13,338	(3)
Business division operating profit / (loss) before tax as reported	3,397	3,254	4
Business division operating profit / (loss) before tax (adjusted)	3,466	3,346	4

Performance measures
Pre-tax profit growth (%)	4.4	1.1
Cost / income ratio (%)	79.1	80.5
Net new money growth (%)	1.4	1.0

Adjusted performance measures
Pre-tax profit growth (%)	3.6	(12.1)
Cost / income ratio (%)	78.7	79.9

Financial and operating performance
Global Wealth Management

Global Wealth Management (continued)[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.19	31.12.18	31.12.18

Additional information
Recurring income[9]	13,205	13,678	(3)
Recurring income as a percentage of income (%)	80.6	81.4
Average attributed equity (USD billion)[10]	16.6	16.3	2
Return on attributed equity (%)[10]	20.5	20.0
Risk-weighted assets (USD billion)[10]	78.1	74.3	5
Leverage ratio denominator (USD billion)[10]	312.7	315.8	(1)
Goodwill and intangible assets (USD billion)	5.1	5.2	(1)
Net new money (USD billion)	31.6	24.7
Invested assets (USD billion)	2,635	2,260	17
Net margin on invested assets (bps)[11]	14	14	1
Gross margin on invested assets (bps)	66	70	(5)
Client assets (USD billion)	2,909	2,519	15
Loans, gross (USD billion)[12]	179.3	174.7	3
Customer deposits (USD billion)[12,13]	296.1	278.1	6
Recruitment loans to financial advisors[4]	2,053	2,296	(11)
Other loans to financial advisors[4]	824	994	(17)
Personnel (full-time equivalents)[14]	22,674	23,618	(4)
Advisors (full-time equivalents)	10,077	10,677	(6)

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    5 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    6 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    7 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    8 Prior periods may include allocations (to) / from other business divisions.    9 Recurring income consists of net interest income and recurring net fee income.    10 Refer to the “Capital management” section of this report for more information.    11 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    12 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which, with the adoption of IFRS 9, effective 1 January 2018, have been reclassified to a separate reporting line on the balance sheet.    13 Customer deposits in Global Wealth Management have been restated as of 31 December 2018 to reflect a reclassification of balances from Corporate Center, with no impact on customer deposits reported for the Group. This has resulted in an increase in customer deposits reported for Global Wealth Management of USD 6.3 billion as of 31 December 2018.    14 Personnel (full-time equivalents) as of 31 December 2019  has been amended compared with our fourth quarter 2019 report, resulting in a decrease of 6.

Regional breakdown of performance measures
As of or for the year ended 31.12.19 USD billion, except where indicated	Americas	EMEA (excluding Switzerland)	Asia Pacific	Switzerland	Total of regions[1]	of which: ultra high net worth (UHNW)
Net new money	(17.4)	10.5	31.4	7.5	32.0	45.5
Net new money growth (%)	(1.4)	2.1	8.8	3.7	1.4	4.0
Invested assets	1,403	552	450	228	2,633	1,371
Loans, gross	62.5[2]	37.1	43.1	36.0	178.7
Advisors (full-time equivalents)	6,549	1,660	1,041	727	9,976	1,042[3]

1 Excluding minor functions with 101 advisors, USD 3 billion of invested assets, USD 0.6 billion of loans and USD 0.4 billion of net new money outflows in 2019.    2 Loans include customer brokerage receivables, which with the adoption of IFRS 9, effective 1 January 2018, have been reclassified to a separate reporting line on the balance sheet.    3 Represents advisors who exclusively serve ultra high net worth clients in a globally managed unit.

2019 compared with 2018

Results

Profit before tax increased by USD 143 million, or 4%, to USD 3,397 million. Excluding a USD 101 million valuation gain on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline in 2018, a prior-year credit of USD 66 million related to our Swiss pension plan and restructuring expenses, adjusted profit before tax increased by USD 120 million, or 4%, to USD 3,466 million, reflecting lower operating expenses, partly offset by lower operating income.

Operating income included a USD 75 million fee received from Personal & Corporate Banking for the shift of USD 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking, as a result of a detailed client segmentation review.

Operating income

Total operating income decreased by USD 432 million, or 3%, to USD 16,353 million. Excluding the aforementioned valuation gain on our equity ownership in SIX, adjusted total operating income decreased by USD 331 million, or 2%, mainly driven by lower recurring net fee income and net interest income, partly offset by higher transaction-based income and other income.

Net interest income decreased by USD 154 million to USD 3,947 million, mainly as a result of lower deposit and loan margins, partly offset by higher investment-of-equity income.

Recurring net fee income decreased by USD 319 million to USD 9,258 million, reflecting margin compression and moves into lower-margin products, partly offset by an increase in mandate penetration.

Transaction-based income increased by USD 88 million to USD 3,059 million, predominantly due to the aforementioned fee received from Personal & Corporate Banking.

→   Refer to the “Group performance” section of our third quarter 2019 report for more information about the realignment of our client coverage between Global Wealth Management and Personal & Corporate Banking

Other income decreased by USD 41 million to USD 110 million. Excluding the aforementioned valuation gain on our equity ownership in SIX, adjusted other income increased by USD 60 million, primarily due to a gain related to the repositioning of the liquidity portfolio in the Americas and gains related to legacy securities positions.

→  Refer to the “Recent developments” section of our fourth quarter 2018 report for more information about the Worldline acquisition of SIX Payment Services

Operating expenses

Total operating expenses decreased by USD 576 million, or 4%, to USD 12,955 million and adjusted operating expenses decreased by USD 451 million, or 3%, to USD 12,887 million.

Personnel expenses decreased by USD 62 million to USD 7,621 million. Excluding the aforementioned credit related to changes to our Swiss pension plan and restructuring expenses, adjusted personnel expenses decreased by USD 93 million, mainly due to lower variable compensation and lower staffing levels.

General and administrative expenses decreased by USD 507 million to USD 1,217 million. Excluding restructuring expenses, adjusted general and administrative expenses decreased by USD 492 million, predominantly driven by lower expenses for provisions for litigation, regulatory and similar matters.

Net expenses for services to/from Corporate Center and other business divisions decreased by USD 14 million to USD 4,056 million. Excluding restructuring expenses, adjusted net expenses for services increased by USD 126 million to USD 3,988 million, mainly due to higher expenses for regulatory projects and IT development costs.

Pre-tax profit growth

Pre-tax profit growth in 2019 was 4.4% compared with 1.1%. On an adjusted basis, pre-tax profit growth was positive 3.6%, compared with negative 12.1%, and was below our target range of 10–15% over the cycle.

Cost / income ratio

The cost / income ratio decreased to 79.1% from 80.5%. On an adjusted basis, the ratio decreased to 78.7% from 79.9% and was above our 2019 target of around 75%.

Net new money

Net new money inflows were USD 31.6 billion, compared with inflows of USD 24.7 billion, reflecting an annualized net new money growth rate of 1.4%, compared with 1.0%, and was below our 2019 target range of 2–4%.

Invested assets

Invested assets increased by USD 375 billion to USD 2,635 billion, mainly driven by positive market performance of USD 336 billion, net new money inflows of USD 32 billion and positive currency effects of USD 6 billion. Mandate penetration increased to 34.3% from 33.6%.

Personnel

Global Wealth Management employed 22,674 personnel (full-time equivalents) as of 31 December 2019, a decrease of 944 compared with 23,618 personnel as of 31 December 2018. The number of advisors decreased by 600 to 10,077. These decreases reflect the effect of cost management initiatives and a review of advisor portfolios.

Financial and operating performance
Personal & Corporate Banking

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the year ended		% change from
CHF million, except where indicated	31.12.19	31.12.18	31.12.18

Results
Net interest income	1,980	2,003	(1)
Recurring net fee income[2]	634	625	1
Transaction-based income[3]	1,041	1,082	(4)
Other income	60	419	(86)
Income	3,714	4,128	(10)
Credit loss (expense) / recovery	(22)	(55)	(60)
Total operating income	3,692	4,074	(9)
Personnel expenses	850	786	8
General and administrative expenses	222	279	(20)
Services (to) / from Corporate Center and other business divisions	1,173	1,234	(5)
of which: services from Corporate Center	1,286	1,336	(4)
Depreciation and impairment of property, equipment and software	13	14	(6)
Amortization and impairment of goodwill and intangible assets	0	0
Total operating expenses	2,259	2,313	(2)
Business division operating profit / (loss) before tax	1,433	1,760	(19)

Adjusted results
Total operating income as reported	3,692	4,074	(9)
of which: gains related to investments in associates		359
Total operating income (adjusted)	3,692	3,715	(1)
Total operating expenses as reported	2,259	2,313	(2)
of which: personnel-related restructuring expenses[4]	0	4
of which: non-personnel-related restructuring expenses[4]	0	0
of which: restructuring expenses allocated from Corporate Center[4,5]	17	42
of which: gain related to changes to the Swiss pension plan		(35)
Total operating expenses (adjusted)	2,242	2,302	(3)
Business division operating profit / (loss) before tax as reported	1,433	1,760	(19)
Business division operating profit / (loss) before tax (adjusted)	1,450	1,413	3

Performance measures
Pre-tax profit growth (%)	(18.6)	21.6
Cost / income ratio (%)	60.8	56.0
Net interest margin (bps)	150	153

Adjusted performance measures
Pre-tax profit growth (%)	2.6	(8.8)
Cost / income ratio (%)	60.4	61.1

Personal & Corporate Banking – in Swiss francs (continued)[1]
	As of or for the year ended		% change from
CHF million, except where indicated	31.12.19	31.12.18	31.12.18

Additional information
Average attributed equity (CHF billion)[6]	8.4	7.8	8
Return on attributed equity (%)[6]	17.1	22.5
Risk-weighted assets (CHF billion)[6]	65.0	62.8	3
Leverage ratio denominator (CHF billion)[6]	217.1	210.2	3
Business volume for personal banking (CHF billion)	168	156	8
Net new business volume for personal banking (CHF billion)	7.3	6.6
Net new business volume growth for personal banking (%)[7]	4.7	4.2
Goodwill and intangible assets (CHF billion)	0.0	0.0	0
Client assets (CHF billion)[8]	685	638	7
Loans, gross (CHF billion)	132.2	131.0	1
Customer deposits (CHF billion)	150.5	141.7	6
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.6	92.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[9]	1.1	1.3
Personnel (full-time equivalents)	5,148	5,183	(1)

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Reflects restructuring expenses related to legacy cost programs.    5 Prior periods may include allocations (to) / from other business divisions.    6 Refer to the “Capital management” section of this report for more information.    7 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    8 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    9 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Financial and operating performance
Personal & Corporate Banking

2019 compared with 2018

Results

Profit before tax decreased by CHF 327 million, or 19%, to CHF 1,433 million. Adjusted profit before tax increased by CHF 37 million, or 3%, to CHF 1,450 million, reflecting lower operating expenses and lower operating income. This excluded a prior-year CHF 359 million valuation gain on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline, a credit related to changes to our Swiss plan in 2018 and restructuring expenses.

Operating income included a CHF 73 million fee paid to Global Wealth Management for the shift of CHF 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking, as a result of a detailed client segmentation review.

Operating income

Total operating income decreased by CHF 382 million, or 9%, to CHF 3,692 million. Excluding the aforementioned valuation gain on our equity ownership in SIX, adjusted operating income decreased by CHF 23 million, mainly reflecting lower transaction-based income and lower net interest income, partly offset by lower credit loss expenses and higher recurring net fee income.

Net interest income decreased by CHF 23 million to CHF 1,980 million, mainly due to higher funding costs for long-term debt that contributes to total loss-absorbing capacity and lower banking book interest income. This was partly offset by higher deposit revenues.

Recurring net fee income increased by CHF 9 million to CHF 634 million, mainly reflecting higher fees from bundled products.

Transaction-based income decreased by CHF 41 million to CHF 1,041 million, mainly reflecting the aforementioned fee paid to Global Wealth Management, partly offset by higher revenues from credit card and foreign exchange transactions.

→   Refer to the “Group performance” section of our third quarter 2019 report for more information about the realignment of our client coverage between Global Wealth Management and Personal & Corporate Banking

Other income decreased by CHF 359 million to CHF 60 million. Excluding the aforementioned valuation gain on our equity ownership in SIX, adjusted other income remained stable.

→   Refer to the “Recent developments” section of our fourth quarter 2018 report for more information about the Worldline acquisition of SIX Payment Services

We recorded a net credit loss expense of CHF 22 million compared with CHF 55 million. This reflects stage 1 and 2 net credit recoveries of CHF 23 million compared with CHF 0 million for 2018, primarily attributable to a minor improvement in loan book quality following continued positive developments of selected economic input data, as well as stage 3 net credit loss expenses of CHF 44 million compared with CHF 55 million.

→   Refer to “Credit risk” in the “Risk management and control” section of this report for more information about expected credit losses

Operating expenses

Operating expenses decreased by CHF 54 million to CHF 2,259 million. Excluding a credit of CHF 35 million related to changes to our Swiss pension plan in 2018 and restructuring expenses, adjusted total operating expenses decreased by CHF 60 million to CHF 2,242 million, mainly reflecting CHF 40 million lower expenses for provisions for litigation, regulatory and similar matters and CHF 36 million lower net expenses services to/from Corporate Center and other business divisions.

Personnel expenses increased by CHF 64 million to CHF 850 million. Excluding the aforementioned credit related to changes to our Swiss pension plan in 2018, adjusted personnel expenses increased by CHF 33 million, mainly reflecting higher variable compensation.

General and administrative expenses decreased by CHF 57 million to CHF 222 million, primarily reflecting CHF 40 million lower expenses for provisions for litigation, regulatory and similar matters.

Net expenses for services to/from Corporate Center and other business divisions decreased by CHF 61 million to CHF 1,173 million. Adjusted net expenses for services decreased by CHF 36 million to CHF 1,156 million, mainly reflecting lower expenses for regulatory projects and real estate.

Pre-tax profit growth

Pre-tax profit growth in 2019 was negative 18.6% compared with positive 21.6%, mainly due to the aforementioned valuation gain on our equity ownership in SIX in 2018. On an adjusted basis, pre-tax profit growth was positive 2.6%, compared with negative 8.8%, and was slightly below our target range of 3–5% over the cycle.

Cost / income ratio

The cost / income ratio increased to 60.8% from 56.0%, mainly due to the aforementioned valuation gain on our equity ownership in SIX in 2018. On an adjusted basis, the ratio decreased to 60.4%, compared with 61.1%, and was slightly above our 2019 target of around 59%.

Net interest margin

The net interest margin was 150 basis points compared with 153 basis points on both a reported and adjusted basis, as net interest income decreased and average loan volume increased.

Personnel

Personal & Corporate Banking employed 5,148 personnel (full-time equivalents) as of 31 December 2019, a decrease of 35 compared with 5,183 personnel as of 31 December 2018.

Personal & Corporate Banking – in US dollars[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.19	31.12.18	31.12.18

Results
Net interest income	1,992	2,049	(3)
Recurring net fee income[2]	638	640	0
Transaction-based income[3]	1,045	1,108	(6)
Other income	60	420	(86)
Income	3,736	4,217	(11)
Credit loss (expense) / recovery	(21)	(56)	(63)
Total operating income	3,715	4,161	(11)
Personnel expenses	856	803	7
General and administrative expenses	224	285	(21)
Services (to) / from Corporate Center and other business divisions	1,181	1,263	(7)
of which: services from Corporate Center	1,294	1,367	(5)
Depreciation and impairment of property, equipment and software	13	14	(7)
Amortization and impairment of goodwill and intangible assets	0	0
Total operating expenses	2,274	2,365	(4)
Business division operating profit / (loss) before tax	1,441	1,796	(20)

Adjusted results
Total operating income as reported	3,715	4,161	(11)
of which: gains related to investments in associates		359
Total operating income (adjusted)	3,715	3,802	(2)
Total operating expenses as reported	2,274	2,365	(4)
of which: personnel-related restructuring expenses[4]	0	4
of which: non-personnel-related restructuring expenses[4]	0	0
of which: restructuring expenses allocated from Corporate Center[4,5]	17	43
of which: gain related to changes to the Swiss pension plan		(38)
Total operating expenses (adjusted)	2,257	2,355	(4)
Business division operating profit / (loss) before tax as reported	1,441	1,796	(20)
Business division operating profit / (loss) before tax (adjusted)	1,458	1,447	1

Performance measures
Pre-tax profit growth (%)	(19.7)	21.8
Cost / income ratio (%)	60.9	56.1
Net interest margin (bps)	149	153

Adjusted performance measures
Pre-tax profit growth (%)	0.8	(8.4)
Cost / income ratio (%)	60.4	61.0

Financial and operating performance
Personal & Corporate Banking

Personal & Corporate Banking – in US dollars (continued)[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.19	31.12.18	31.12.18

Additional information
Average attributed equity (USD billion)[6]	8.4	8.0	5
Return on attributed equity (%)[6]	17.1	22.5
Risk-weighted assets (USD billion)[6]	67.1	63.9	5
Leverage ratio denominator (USD billion)[6]	224.2	213.7	5
Business volume for personal banking (USD billion)	174	158	10
Net new business volume for personal banking (USD billion)	7.3	6.7
Net new business volume growth for personal banking (%)[7]	4.6	4.2
Goodwill and intangible assets (USD billion)	0.0	0.0	2
Client assets (USD billion)[8]	708	648	9
Loans, gross (USD billion)	136.6	133.3	2
Customer deposits (USD billion)	155.5	144.1	8
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.6	92.0
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[9]	1.1	1.3
Personnel (full-time equivalents)	5,148	5,183	(1)

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Reflects restructuring expenses related to legacy cost programs.    5 Prior periods may include allocations (to) / from other business divisions.    6 Refer to the “Capital management” section of this report for more information.    7 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    8 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    9 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.19	31.12.18	31.12.18

Results
Net management fees[2]	1,778	1,772	0
Performance fees	160	80	100
Total operating income	1,938	1,852	5
Personnel expenses	722	703	3
General and administrative expenses	197	202	(3)
Services (to) / from Corporate Center and other business divisions	486	518	(6)
of which: services from Corporate Center	531	563	(6)
Depreciation and impairment of property, equipment and software	1	2	(53)
Amortization and impairment of goodwill and intangible assets	0	1
Total operating expenses	1,406	1,426	(1)
Business division operating profit / (loss) before tax	532	426	25

Adjusted results
Total operating income as reported	1,938	1,852	5
Total operating income (adjusted)	1,938	1,852	5
Total operating expenses as reported	1,406	1,426	(1)
of which: personnel-related restructuring expenses[3]	6	23
of which: non-personnel-related restructuring expenses[3]	7	10
of which: restructuring expenses allocated from Corporate Center[3]	20	33
of which: gain related to changes to the Swiss pension plan		(10)
Total operating expenses (adjusted)	1,373	1,370	0
Business division operating profit / (loss) before tax as reported	532	426	25
Business division operating profit / (loss) before tax (adjusted)	565	482	17

Performance measures
Pre-tax profit growth (%)	24.9	(24.3)
Cost / income ratio (%)	72.6	77.0
Net new money growth excluding money market flows (%)[4]	1.8	3.5

Adjusted performance measures
Pre-tax profit growth (%)[5]	17.1	(0.8)
Cost / income ratio (%)	70.8	74.0

Information by business line / asset class
Net new money (USD billion)[4]
Equities	23.8	8.8
Fixed Income	(9.2)	8.3
of which: money market	5.2	7.5
Multi-asset & Solutions	5.1	13.6
Hedge Fund Businesses	(3.2)	0.3
Real Estate & Private Markets	1.3	1.1
Total net new money	17.8	32.2
of which: net new money excluding money markets	12.6	24.7

Financial and operating performance
Asset Management

Asset Management (continued)[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.19	31.12.18	31.12.18

Invested assets (USD billion)[4]
Equities	367	272	35
Fixed Income	253	253	0
of which: money market	102	95	6
Multi-asset & Solutions	155	132	17
Hedge Fund Businesses	42	42	(1)
Real Estate & Private Markets	86	82	5
Total invested assets	903	781	16
of which: passive strategies	374	298	26

Information by region
Invested assets (USD billion)
Americas	206	192	7
Asia Pacific	155	141	11
Europe, Middle East and Africa (excluding Switzerland)	236	189	25
Switzerland	306	259	18
Total invested assets	903	781	16

Information by channel
Invested assets (USD billion)
Third-party institutional	552	484	14
Third-party wholesale	98	78	25
UBS’s wealth management businesses	253	219	15
Total invested assets	903	781	16

Additional information
Average attributed equity (USD billion)[6]	1.8	1.8	(1)
Return on attributed equity (%)[6]	29.7	23.5
Risk-weighted assets (USD billion)[6]	4.6	4.3	6
Leverage ratio denominator (USD billion)[6]	5.0	5.0	(2)
Goodwill and intangible assets (USD billion)	1.4	1.4	0
Net margin on invested assets (bps)[7]	6	5	22
Gross margin on invested assets (bps)	23	23	2
Personnel (full-time equivalents)	2,284	2,301	(1)

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees.    3 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    4 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total net new money and total invested assets.    5 Excluding the effect of business exits.    6 Refer to the “Capital management” section of this report for more information.    7 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.

2019 compared with 2018

Results

Profit before tax increased by USD 106 million, or 25%, to USD 532 million. Excluding a credit of USD 10 million related to changes to our Swiss pension plan in the first quarter of 2018 and restructuring expenses, adjusted profit before tax increased by USD 83 million, or 17%, to USD 565 million, reflecting higher operating income and stable operating expenses.

Operating income

Total operating income increased by USD 86 million, or 5%, to USD 1,938 million.

Net management fees increased by USD 6 million to USD 1,778 million, reflecting the effect of higher average invested assets, partly offset by continued pressure on margins.

Performance fees increased by USD 80 million to USD 160 million, mainly driven by increases in performance fees in Equities and in Hedge Fund Businesses, reflecting strong investment performance in a constructive market environment.

Operating expenses

Total operating expenses decreased by USD 20 million, or 1%, to USD 1,406 million, while adjusted total operating expenses were broadly stable at USD 1,373 million.

Personnel expenses increased by USD 19 million to USD 722 million. Excluding the aforementioned credit related to changes to our Swiss pension plan in the first quarter of 2018 and personnel-related restructuring expenses, adjusted personnel expenses increased by USD 26 million to USD 716 million, driven by higher expenses for variable compensation.

General and administrative expenses decreased by USD 5 million to USD 197 million. Adjusted general and administrative expenses were broadly stable at USD 190 million.

Net expenses for services to/from Corporate Center and other business divisions decreased by USD 32 million to USD 486 million. Adjusted net expenses for services from Corporate Center and other business divisions decreased by USD 19 million to USD 466 million, primarily driven by a shift of market data service charges from Group Operations to Asset Management, which were partly offset by higher expenses from Group Technology.

Pre-tax profit growth

On a reported basis, 2019 pre-tax profit growth was positive 24.9% compared with negative 24.3%. On an adjusted basis, pre-tax profit growth was positive 17.1% compared with negative 0.8% and was above our target of around 10% over the cycle.

Cost / income ratio

The cost / income ratio was 72.6% compared with 77.0%. On an adjusted basis, the ratio was 70.8% compared with 74.0%, which is below our 2019 target of around 72%.

Net new money

Net new money was USD 17.8 billion, compared with inflows of USD 32.2 billion. Excluding money market flows, net new money was USD 12.6 billion compared with inflows of USD 24.7 billion, primarily driven by our third-party wholesale and UBS’s wealth management businesses channels. The net new money growth rate, excluding money market flows, was positive 1.8%, compared with positive 3.5%, and was below our 2019 target range of 3–5%. Net inflows were mainly driven by Europe and Switzerland.

Invested assets

Invested assets increased to USD 903 billion from USD 781 billion, mainly due to positive market performance of USD 101 billion, net new money inflows of USD 18 billion, and positive foreign currency translation effects of USD 3 billion.

Personnel

Asset Management employed 2,284 personnel (full-time equivalents) as of 31 December 2019, a decrease of 17 compared with 2,301 personnel as of 31 December 2018.

Financial and operating performance
Asset Management

Investment performance

2019 saw most risk assets perform strongly. The US Federal Reserve dramatically reversed its policy guidance in early 2019, triggering a significant rally from depressed valuations and supporting markets into the year-end.

In 2019, 79% of our active traditional funds outperformed their benchmark and 69% outperformed peer medians. Long-term performance remains strong despite a challenging 2018, with 85% outperforming their benchmark and 82% outperforming peer medians over five years.

Investment performance as of 31 December 2019
		Annualized

Active funds versus benchmark	1 year	3 years	5 years
Percentage of fund assets exceeding benchmark
Equities[1]	82	87	89
Fixed income[1]	98	100	100
Multi-asset[1]	17	48	33
Total traditional investments	79	86	85

Active funds versus peers
Percentage of fund assets ranking in first or second quartile / exceeding peer index
Equities[1]	79	92	92
Fixed income[1]	51	58	77
Multi-asset[1]	69	75	72
Total traditional investments	69	77	82

Passive funds tracking accuracy
Percentage of passive fund assets within applicable tracking tolerance
All asset classes[2]	93	93	94

1 Percentage of active fund assets above benchmark (gross of fees) / peer median. Based on the universe of Europe-domiciled active wholesale funds available to UBS’s wealth management businesses and other wholesale intermediaries as of 31 December 2019. Source of comparison versus peers: Thomson Reuters LIM (Lipper Investment Management). Source of comparison versus benchmark: UBS. Universe represents approximately 64% of all active traditional fund assets (Equities, Fixed Income excluding money market, and Multi-asset), 24% of all actively managed traditional assets including segregated accounts (Equities, Fixed Income excluding money market, and Multi-asset) and 17% of all actively managed assets including segregated accounts (Equities, Fixed Income excluding money market, Multi-asset, Hedge Fund Businesses, and Real Estate & Private Markets) as of 31 December 2019.    2 Percentage of passive fund assets within applicable tracking tolerance on a gross of fees basis. Tracking accuracy information represents a universe of Europe-domiciled institutional and wholesale funds representing approximately 40% of our total passive invested assets as of 31 December 2019. Source: UBS.

Investment Bank

Investment Bank[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.19	31.12.18	31.12.18

Results
Corporate Client Solutions	2,267	2,621	(13)
Advisory	707	717	(1)
Equity Capital Markets	631	785	(20)
Debt Capital Markets	652	769	(15)
Financing Solutions	270	278	(3)
Risk Management	7	72	(90)
Investor Client Services	5,032	5,458	(8)
Equities	3,453	3,850	(10)
Foreign Exchange, Rates and Credit	1,579	1,609	(2)
Income	7,299	8,079	(10)
Credit loss (expense) / recovery	(30)	(38)	(22)
Total operating income	7,269	8,041	(10)
Personnel expenses	2,748	2,941	(7)
General and administrative expenses	688	651	6
Services (to) / from Corporate Center and other business divisions	2,926	2,942	(1)
of which: services from Corporate Center	2,980	2,995	(1)
Depreciation and impairment of property, equipment and software	8	8	(9)
Amortization and impairment of goodwill and intangible assets	115	12	833
Total operating expenses	6,485	6,554	(1)
Business division operating profit / (loss) before tax	784	1,486	(47)

Adjusted results
Total operating income as reported	7,269	8,041	(10)
Total operating income (adjusted)	7,269	8,041	(10)
Total operating expenses as reported	6,485	6,554	(1)
of which: personnel-related restructuring expenses[2]	84	16
of which: non-personnel-related restructuring expenses[2]	7	11
of which: restructuring expenses allocated from Corporate Center[2]	77	166
of which: gain related to changes to the Swiss pension plan		(5)
of which: impairment of goodwill	110
Total operating expenses (adjusted)	6,208	6,367	(3)
Business division operating profit / (loss) before tax as reported	784	1,486	(47)
Business division operating profit / (loss) before tax (adjusted)	1,061	1,674	(37)

Financial and operating performance
Investment Bank

Investment Bank (continued)[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.19	31.12.18	31.12.18

Performance measures
Return on attributed equity (%)[3]	6.4	11.5
Cost / income ratio (%)	88.9	81.1

Adjusted performance measures
Return on attributed equity (%)[3]	8.6	12.9
Cost / income ratio (%)	85.1	78.8

Additional information
Pre-tax profit growth (%)	(47.3)	36.7
Adjusted pre-tax profit growth (%)	(36.6)	24.7
Average attributed equity (USD billion)[3]	12.3	13.0	(5)
Risk-weighted assets (USD billion)[3]	81.1	93.2	(13)
Return on risk-weighted assets, gross (%)	8.2	9.0
Leverage ratio denominator (USD billion)[3]	293.2	283.4	3
Return on leverage ratio denominator, gross (%)	2.5	2.6
Goodwill and intangible assets (USD billion)	0.0	0.1	(96)
Compensation ratio (%)	37.7	36.4
Average VaR (1-day, 95% confidence, 5 years of historical data)	9	11	(16)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[4,5]	0.7	1.4
Personnel (full-time equivalents)[6]	5,331	5,205	2

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Reflects restructuring expenses related to legacy cost programs.    3 Refer to the “Capital management” section of this report for more information.    4 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired loan exposures.    5 Impaired loan portfolio as a percentage of total loan portfolio, gross, as of 31 December 2018 has been restated, resulting in a decrease of 0.1%.    6 Personnel (full-time equivalents) as of 31 December 2019 has been amended compared with our fourth quarter 2019 report, resulting in a decrease of 1.

2019 compared with 2018

Results

Profit before tax decreased by USD 702 million, or 47%, to USD 784 million. Excluding restructuring expenses and a goodwill charge, adjusted profit before tax decreased by USD 613 million, or 37%, to USD 1,061 million. This was driven by lower operating income, partly offset by lower operating expenses.

Operating income

Total operating income decreased by USD 772 million, or 10%, to USD 7,269 million. The prior year included net income of around USD 100 million, consisting mainly of previously deferred day-1 profits that were subsequently recognized as a result of enhanced observability and revised valuations in the funding curve used to value UBS interest rate-linked notes, and USD 53 million of revenues from Group Treasury for the rebalancing of the Group’s currency exposures in connection with the change of functional and presentation currencies. Excluding these items, total operating income decreased 8%. Net credit loss expense was USD 30 million compared with USD 38 million.

Operating income by business unit

Corporate Client Solutions

Corporate Client Solutions revenues decreased by USD 354 million, or 13%, to USD 2,267 million, as a result of lower revenues across all income lines.

Advisory revenues decreased by USD 10 million, or 1%, to USD 707 million, reflecting lower revenues from merger and acquisition transactions, while the global fee pool decreased 10%. Lower revenues from public transactions were partly offset by higher revenues from private transactions.

Equity Capital Markets revenues decreased 20% to USD 631 million from a stronger prior year of USD 785 million, largely driven by lower revenues from private transactions. Revenues from public offerings were also lower, against a decrease in the global fee pool of 5%.

Debt Capital Markets revenues decreased 15% to USD 652 million from USD 769 million, mainly reflecting lower leveraged finance revenues, against a global fee pool decrease of 14%.

Financing Solutions revenues decreased 3% to USD 270 million from USD 278 million, reflecting lower levels of client activity.

Risk Management revenues decreased 90% to USD 7 million from USD 72 million, mainly due to lower gains on a smaller portfolio of loans that were largely exited in 2018, and due to lower gains on a restructured debt position.

Investor Client Services

Investor Client Services revenues decreased by USD 426 million, or 8%, to USD 5,032 million, reflecting lower revenues in both Equities and Foreign Exchange, Rates and Credit.

Equities

Equities revenues decreased by USD 397 million, or 10%, to USD 3,453 million, with lower revenues across all product lines.

Cash revenues decreased to USD 1,169 million from USD 1,258 million, mainly reflecting lower market volumes.

Derivatives revenues decreased to USD 851 million from USD 1,041 million, reflecting a strong prior year and lower client activity levels.

Financing Services revenues decreased to USD 1,452 million from USD 1,610 million, primarily driven by prime brokerage.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues decreased 2% to USD 1,579 million from USD 1,609 million, primarily due to the second quarter of 2018 including net income of around USD 100 million, consisting mainly of the aforementioned previously deferred day-1 profits. The comparison of Foreign Exchange, Rates and Credit revenues was also affected by the fourth quarter of 2018, including USD 53 million of the aforementioned revenues from Group Treasury. Excluding these items, Foreign Exchange, Rates and Credit revenues increased 9%, reflecting an increase in Rates and Credit revenues, mainly due to higher client activity levels in a more constructive trading environment, partly offset by a decrease in Foreign exchange revenues, reflecting lower levels of volatility and client activity levels.

Operating expenses

Total operating expenses decreased by USD 69 million, or 1%, to USD 6,485 million, and adjusted operating expenses decreased by USD 159 million, or 3%, to USD 6,208 million.

Personnel expenses decreased to USD 2,748 million from USD 2,941 million, and adjusted personnel expenses decreased to USD 2,664 million from USD 2,930 million, mainly reflecting lower variable compensation expenses.

General and administrative expenses increased to USD 688 million from USD 651 million, and on an adjusted basis increased to USD 682 million from USD 640 million, mostly due to the prior year including a USD 64 million net release of provisions for litigation, regulatory and similar matters.

Net expenses for services to/from Corporate Center and other business divisions decreased to USD 2,926 million from USD 2,942 million. Excluding restructuring expenses, adjusted net expenses increased to USD 2,849 million from USD 2,776 million, mainly due to higher expenses for IT development and amortization of software and compliance costs.

Financial and operating performance
Investment Bank

Amortization and impairment of goodwill and intangible assets increased by USD 103 million to USD 115 million. Excluding a USD 110 million goodwill charge, amortization and impairment of goodwill and intangibles assets on an adjusted basis decreased by USD 7 million to USD 6 million. As we continue to realign our Investment Bank and execute on a number of strategic initiatives to drive profitable growth, IAS 36, Impairment of Assets, requires us to give consideration to the range of possible forecast cash flows and uncertainties in macroeconomic factors that currently exist when determining the recoverability of goodwill. With this write-down, goodwill in the Investment Bank is now nil.

Cost / income ratio

The cost / income ratio increased to 88.9% from 81.1%. On an adjusted basis, the cost / income ratio increased to 85.1% from 78.8%, and was above our 2019 target range of around 78%.

Return on attributed equity

Return on attributed equity for 2019 was 6.4%, and 8.6% on an adjusted basis, below our target of around 15% over the cycle.

→   Refer to “Equity attribution and return on attributed equity” in the “Capital management” section of this report for more information

Risk-weighted assets

Risk-weighted assets (RWA) decreased by USD 12 billion to USD 81 billion as of 31 December 2019, driven by lower market risk RWA, reflecting lower average regulatory and stressed value-at-risk levels.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD) increased by USD 10 billion to USD 293 billion as of 31 December 2019, due to an increase in trading portfolio assets, reflecting market appreciation, partly offset by lower derivative and securities financing transaction exposures.

→   Refer to the “Capital management” section of this report for more information

Personnel

The Investment Bank employed 5,331 personnel (full-time equivalents) as of 31 December 2019, an increase of 126 compared with 5,205 personnel as of 31 December 2018, primarily as a result of the consolidation of the Documentation Unit and Client Hub into the Investment Bank.

Corporate Center

Corporate Center[1,2]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.19	31.12.18	31.12.18

Results
Operating profit / (loss) before tax	(577)	(971)	(41)
of which: Group Treasury	(69)	(445)	(84)
of which: Non-core and Legacy Portfolio	(84)	(128)	(35)
of which: Retained Services	(424)	(398)	7

Adjusted results
Total operating income as reported	(385)	(626)	(38)
of which: gains on sale of real estate		31
of which: gain / (loss) on sale of subsidiaries and businesses		25
of which: remeasurement loss related to UBS Securities China		(270)
of which: net foreign currency translation gains / (losses)	(35)
of which: net gains / (losses) from properties held for sale	(29)
Total operating income (adjusted)	(321)	(413)	(22)
Total operating expenses as reported	192	346	(44)
of which: gain related to changes to the Swiss pension plan		(122)
of which: net restructuring (credits) / expenses	(2)	(4)	(49)
Total operating expenses (adjusted)	194	472	(59)
Operating profit / (loss) before tax as reported	(577)	(971)	(41)
Operating profit / (loss) before tax (adjusted)	(515)	(885)	(42)

Additional information
Average attributed equity (USD billion)[3]	15.1	13.3	13
Risk-weighted assets (USD billion)[3]	28.3	28.1	1
Leverage ratio denominator (USD billion)[3]	76.2	86.5	(12)
Personnel (full-time equivalents)[4]	33,164	30,581	8

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of our first quarter 2019 report for more information about the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section of our first quarter 2019 report for more information about the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 The presentation of reported results in this table has been amended to focus on operating profit / (loss), providing a breakdown into Group Treasury, Non-core and Legacy Portfolio, and Retained Services.    3 Refer to the “Capital management” section of this report for more information.    4 Personnel (full-time equivalents) as of 31 December 2019 has been amended compared with our fourth quarter 2019 report, resulting in a decrease of 54.

Financial and operating performance
Corporate Center

2019 compared with 2018

Results

Corporate Center recorded a loss before tax of USD 577 million, compared with a loss of USD 971 million in the prior year. The adjusted loss before tax was USD 515 million compared with a loss of USD 885 million, excluding the remeasurement loss related to the increase of our shareholding in UBS Securities China in 2018, a prior-year credit related to changes to our Swiss pension plan and other adjusting items.

Group Treasury

The Group Treasury result was a loss of USD 69 million, compared with a loss of USD 445 million. The adjusted loss before tax was USD 33 million, compared with a loss of USD 443 million, excluding net foreign currency translation losses in 2019 and restructuring expenses.

Group Treasury included income from accounting asymmetries that were positive USD 103 million, compared with negative USD 77 million. Revenues relating to centralized Group Treasury risk management services were negative USD 168 million, compared with negative revenues of USD 320 million. Revenues related to hedge accounting ineffectiveness were positive USD 118 million, compared with positive USD 25 million. Adjusted operating expenses increased to USD 93 million, compared with USD 81 million.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was a loss of USD 84 million, compared with a loss of USD 128 million. The improved result was mainly due to lower operating expenses driven by the release of litigation provisions and decreased net expenses for services from business divisions and other Corporate Center units. Net operating income decreased, mainly due to 2018 including higher valuation gains on auction rate securities. This was partly offset by a gain related to the settlement of a litigation claim and income related to a claim on a defaulted counterparty position.

Retained Services

The Retained Services result was a loss of USD 424 million, compared with a loss of USD 398 million. 2019 included losses from the remeasurement of properties reclassified as properties held for sale, while 2018 included gains on sale of real estate, a gain on the sale of subsidiaries and businesses and the remeasurement loss related to the increase of our shareholding in UBS Securities China. Excluding the aforementioned adjusting items and restructuring expenses, the adjusted result was negative USD 400 million, compared with negative USD 317 million, mainly due to higher funding costs related to deferred tax assets, reflecting higher interest rates.

Personnel

As of 31 December 2019, Corporate Center employed 33,164 personnel (full-time equivalents), a net increase of 2,583 compared with 31 December 2018. The increase was mainly driven by the ongoing insourcing of certain activities from third-party vendors to our Business Solutions Centers, resulting in a decrease of approximately 2,200 outsourced staff.

Risk, treasury and capital management

Management report

Audited information according to IFRS 7 and IAS 1

Risk and capital disclosures provided in line with the requirements of International Financial Reporting Standard 7 (IFRS 7), Financial Instruments: Disclosures, and International Accounting Standard 1 (IAS 1), Presentation of Financial Statements, form part of the financial statements included in the “Consolidated financial statements” section of this report and audited by the independent registered public accounting firm Ernst & Young Ltd, Basel. This information is marked as “Audited” within this section of the report. The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated. Audited information provided in the “Risk management and control” and “Treasury management” sections applies to both UBS Group AG consolidated and UBS AG consolidated.

Signposts

The Audited | signpost that is displayed at the beginning of a section, table or chart indicates that those items have been audited. A triangle symbol – p  – indicates the end of the audited section, table or chart.

105	Risk management and control
105	Overview of risks arising from our business activities
107	Risk categories
108	Top and emerging risks
109	Risk governance
111	Risk appetite framework
115	Internal risk reporting
116	Risk measurement
119	Credit risk
138	Market risk
148	Country risk
153	Operational risk

156	Treasury management
156	Balance sheet, liquidity and funding management
170	Off-balance sheet
173	Currency management
174	Cash flows

175	Capital management
175	Capital management objectives, planning and activities
177	Swiss SRB total loss-absorbing capacity framework
180	Total loss-absorbing capacity
185	Risk-weighted assets
188	Leverage ratio denominator
190	UBS AG consolidated total loss-absorbing capacity and leverage ratio information
195	Equity attribution and return on attributed equity
197	UBS shares

Risk management and control

Overview of risks arising from our business activities

The scale of our business activities is dependent on the capital we have available to cover the risks in our businesses, the size of our on- and off-balance sheet assets through their contribution to our capital, leverage and liquidity ratios, and our risk appetite.

Our overall credit risk profile remained broadly unchanged in 2019 and we continued to manage market risks at generally low levels.

Operational resilience, conduct and prevention of financial crime remain key focus topics.

The “Risk measures and performance” table on the next page shows risk-weighted assets (RWA), the leverage ratio denominator (the LRD) and risk-based capital (RBC), as well as attributed tangible equity, total assets and operating profit before tax on both a reported and adjusted basis for our business divisions and Corporate Center. This illustrates how the activities in our business divisions and Corporate Center are captured in the risk measures mentioned above the table, and it illustrates their financial performance in the context of these measures.

→   Refer to the “Capital management” section of this report for more information about RWA, LRD and our equity attribution framework

→   Refer to “Statistical measures” in this section for more information about RBC

→   Refer to the “Performance of our business divisions and Corporate Center – reported and adjusted” table in the “Group performance” section of this report for more information

Risk, treasury and capital management
Risk management and control

Key risks, risk measures and performance by business division and Corporate Center

Business divisions and Corporate Center	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center
Key risks arising from business activities	Credit risk from lending against securities collateral and mortgages, and a small amount of derivatives trading activity Market risk from municipal securities and taxable fixed-income securities	Credit risk from retail business, mortgages, secured and unsecured corporate lending, and a small amount of derivatives trading activity Minimal contribution to market risk	Small amounts of credit and market risk

Credit risk from lending (take and hold as well as temporary loan underwriting activities), derivatives trading and securities financing

Market risk from primary underwriting activities and secondary trading

Credit and market risk arising from management of the Group’s balance sheet, capital, profit or loss and liquidity portfolios

Operational risk, which includes compliance and conduct risks, is an inevitable consequence of being in business, as losses can result from inadequate or failed internal processes, people and systems, or from external events. It can arise as a result of our past and current business activities across all business divisions and Corporate Center.

Risk measures and performance
	31.12.19
USD billion, as of or for the year ended	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Risk-weighted assets[1]	78.1	67.1	4.6	81.1	28.3	259.2
of which: credit and counterparty credit risk	35.0	57.3	1.8	50.6	8.3	153.0
of which: market risk	0.8	0.0	0.0	4.6	1.1	6.6
of which: operational risk	35.9	7.7	2.0	22.5	9.4	77.5
Leverage ratio denominator[1]	312.7	224.2	5.0	293.2	76.2	911.3
Risk-based capital[2]	6.6	4.9	0.4	7.0	16.1	35.0
Average attributed tangible equity[3]	11.5	8.4	0.4	12.2	15.1	47.6
Total assets	309.8	209.4	34.6	315.9	102.6	972.2
Operating profit / (loss) before tax (as reported)	3.4	1.4	0.5	0.8	(0.6)	5.6
Operating profit / (loss) before tax (adjusted)[4]	3.5	1.5	0.6	1.1	(0.5)	6.0

	31.12.18
USD billion, as of or for the year ended	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Risk-weighted assets[1]	74.3	63.9	4.3	93.2	28.1	263.7
of which: credit and counterparty credit risk	32.5	54.7	1.8	51.3	7.7	147.9
of which: market risk	1.3	0.0	0.0	16.8	1.9	20.0
of which: operational risk	36.0	7.7	2.0	22.5	9.4	77.6
Leverage ratio denominator[1]	315.8	213.7	5.0	283.4	86.5	904.6
Risk-based capital[2]	5.0	4.5	0.4	6.6	16.7	33.3
Average attributed tangible equity[3]	11.2	8.0	0.4	12.9	13.3	45.9
Total assets	313.7	200.7	28.1	302.1	113.7	958.4
Operating profit / (loss) before tax (as reported)	3.3	1.8	0.4	1.5	(1.0)	6.0
Operating profit / (loss) before tax (adjusted)[4]	3.3	1.4	0.5	1.7	(0.9)	6.1

1 Refer to the “Capital management” section of this report for more information.    2 Refer to “Statistical measures” in this section for more information on risk-based capital.    3 Average attributed tangible equity of the business divisions and Corporate Center as of 31 December 2018 has been restated for the changes in equity attribution in the first quarter of 2019. Refer to the “Significant accounting and financial reporting changes” section in this report for more information.    4 Refer to the “Performance of our business divisions and Corporate Center – reported and adjusted” table in the “Group performance” section of this report for more information.

Risk categories

We categorize the risk exposures of our business divisions and Corporate Center as outlined in the table below.

Risk definitions

	Risk managed by	Independent oversight by	Captured in our risk appetite framework
Primary risks: the risks that our businesses may take to generate a return			
Audited | **Credit risk:** the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations toward UBS. This includes settlement risk and loan underwriting risk. ***Settlement risk:*** the risk of loss resulting from transactions that involve exchange of value (e.g., security versus cash) where we must deliver without first being able to determine with certainty that we will receive the countervalue. ***Loan underwriting risk:*** the risk of loss arising during the holding period of financing transactions that are intended for further distribution. ▲	Business management	Risk Control	●
Audited | **Market risk (traded and non-traded):** the risk of loss resulting from adverse movements in market variables. Market variables include observable variables, such as interest rates, foreign exchange rates, equity prices, credit spreads and commodity (including precious metal) prices, and variables that may be unobservable or only indirectly observable, such as volatilities and correlations. Market risk includes issuer risk and investment risk. ***Issuer risk:*** the risk of loss from changes in fair value resulting from credit-related events affecting an issuer to which we are exposed through tradable securities or derivatives referencing the issuer. ***Investment risk:*** issuer risk associated with positions held as financial investments. ▲	Business management and Group Treasury	Risk Control	●
Country risk: the risk of losses resulting from country-specific events. It includes transfer risk, whereby a country's authorities prevent or restrict the payment of an obligation, as well as systemic risk events arising from country-specific political or macroeconomic developments.	Business management	Risk Control	●
Consequential risks: the risks to which our businesses are exposed as a consequence of being in business			
Audited | **Liquidity risk:** the risk that the bank will not be able to efficiently meet both expected and unexpected current and forecast cash flows and collateral needs without affecting either daily operations or the financial condition of the firm. ▲	Group Treasury	Risk Control	●
Audited | **Funding risk:** the risk that the bank will be unable, on an ongoing basis, to borrow funds in the market on an unsecured (or even secured) basis at an acceptable price to fund actual or proposed commitments; i.e., the risk that UBS's funding capacity is not sufficient to support the firm's current business and desired strategy. ▲			
Structural foreign exchange risk: the risk of decreases in our capital due to changes in foreign exchange rates with an adverse translation effect on capital held in currencies other than the US dollar.	Group Treasury	Risk Control	●
Operational risk: the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (deliberate, accidental or natural) that have an impact (either financial or non-financial) on UBS, its clients or the markets in which it operates. Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to our reputation and to our franchise that has longer-term financial consequences.	Business management	Group Compliance, Regulatory & Governance (GCRG)	●
Legal risk: the financial or reputational implications resulting from the risk of: (i) being held liable for a breach of applicable laws, rules or regulations; (ii) being held liable for a breach of contractual or other legal obligations; (iii) an inability or failure to enforce or protect contractual rights or non-contractual rights sufficiently to protect UBS's interests, including the risk of being party to a claim in respect of any of the above (and the risk of loss of attorney-client privilege in the context of any such claim); (iv) a failure to adequately develop, supervise and resource legal teams or adequately supervise external legal counsel advising on business legal risk and other matters; and (v) a failure to adequately manage any potential, threatened and commenced litigation and legal proceedings, including civil, criminal, arbitration and regulatory proceedings, and/or litigation risk or any dispute or investigation that may lead to litigation or threat of any litigation.		Legal	
Conduct risk: the risk that the conduct of the firm or its individuals unfairly impacts clients or counterparties, undermines the integrity of the financial system or impairs effective competition to the detriment of consumers.		GCRG	
Compliance risk: the risk incurred by the firm by not adhering to the applicable laws, rules and regulations, and our own internal standards.		GCRG	
Financial crime risk: the risk that UBS fails to detect criminal activities, including internal and external theft and fraud, money laundering, bribery and corruption, fails to comply with sanctions and embargoes, or fails to report or respond to requests from relevant authorities related to these matters.		GCRG	
Cybersecurity and information security risk: the risk of a material impact from an external or internal attack on our information systems with the purpose of data theft, fraud or denial of service. Cyberattacks are manifestations of a cyber threat into an act of aggression or criminal activity causing financial, regulatory or reputational harm or loss.	Business management and Group Technology	GCRG	
Pension risk: the risk of a negative impact on our capital as a result of deteriorating funded status from decreases in the fair value of assets held in the defined benefit pension funds and/or changes in the value of defined benefit pension obligations due to changes in actuarial assumptions (e.g., discount rate, life expectancy, rate of pension increase) and/or changes to plan designs.	Human Resources	Risk Control and Finance	●
Environmental and social risk: the risk that UBS supports clients, or sources from suppliers, who cause or contribute to severe environmental damage or human rights infringements. Environmental and social risks can also arise if UBS's operational activities and its employees (or contractors working on behalf of UBS) fail to operate within relevant environmental and human rights regulations. Environmental and social risks (including human rights and climate-related risks) may result in adverse financial and reputation impacts for UBS. **→ Refer to the "Management of environmental and social risks" section of the Sustainability Report 2019**	Business management	Risk Control	●
Model risk: the risk of adverse consequences via financial loss or non-financial impact (e.g., poor business and/or strategic decision-making, or damage to the firm's reputation) resulting from decisions based on incorrect or misused model outputs and reports. Model risk may result from a number of sources: inputs, methodology, implementation or use.	Model owner	Risk Control	●
Business risks: the risks arising from the commercial, strategic and economic environment in which our businesses operate			
Business risk: the potential negative impact on earnings from lower-than-expected business volumes and/or margins, to the extent they are not offset by a decrease in expenses.	Business management	Finance	●
Reputational risks			
Reputational risk: the risk of damage to our reputation from the point of view of our stakeholders, such as clients, shareholders, staff and the general public.	All businesses and functions	All control functions

Risk, treasury and capital management
Risk management and control

Top and emerging risks

The top and emerging risks disclosed below reflect those that we currently think have the potential to materialize within one year and which could significantly affect the Group. Investors should also carefully consider all information set out in the “Risk factors” section of this report, where we discuss these and other material risks that we consider could have an effect on our ability to execute our strategy and may affect our business activities, financial condition, results of operations and business prospects.

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

–   The outbreak of Covid-19 in China and its subsequent spread to other countries is likely to have at least a short-term adverse effect on economic activity in China and other affected countries, with a collateral impact on the global economy. A significant rise in the number of Covid-19 infections, infections in a wide range of countries and regions, or a prolongation of the outbreak, could increase the adverse economic effects. These adverse effects may materialize through adverse market performance, increased credit risk or negative effects on operational resilience.

–   We are exposed to substantial changes in the regulation of our businesses that could have a material adverse effect on our business, as discussed in the “Regulatory and legal developments” section of this report and in “Regulatory and legal risks” in the “Risk factors” section of this report.

–   As a global financial services firm we are subject to many different legal, tax and regulatory regimes and extensive regulatory oversight. We are exposed to significant liability risk and we are subject to various claims, disputes, legal proceedings and government investigations, as noted in “Regulatory and legal risks” in the “Risk factors” section of this report. Information about litigation, regulatory and similar matters we consider significant is disclosed in “Note 21 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report.

–   One of the most critical risks facing the broader industry is the inability to keep pace with evolving cyber threats, such as data theft and data leakage, disruption of service and cyber fraud, all of which have the potential to significantly affect our business. Additionally, as a result of the operational complexity of all our businesses, we are continually exposed to operational resilience scenarios such as process error, failed execution, system failures and fraud.

–   Conduct risks are inherent in our businesses. Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to the firm. Management of conduct risks is an integral part of our operational risk framework.

–   Financial crime, including money laundering, terrorist financing, sanctions violation, fraud, bribery and corruption, presents significant risk. Heightened regulatory expectations and attention require investment in people and systems, while emerging technologies and changing geopolitical risks further increase the complexity of identifying and preventing financial crime. Refer to “Operational risk” in this section and “Strategy, management and operations risks” in the “Risk factors” section of this report for more information.

Risk governance

Our risk governance framework operates along three lines of defense.

Our first line of defense, business management, owns its risk exposures and is required to maintain effective processes and systems to manage its risks, including robust and comprehensive internal controls and documented procedures. Business management has appropriate supervisory controls and review processes in place, which are designed to identify control weaknesses and inadequate processes.

Our second line of defense is formed by the control functions, which are separate from the business and report directly to the Group CEO. Control functions provide independent oversight of risks, including setting risk appetite and protecting against non-compliance with applicable laws and regulations.

Our third line of defense, Group Internal Audit, reports to the Audit Committee of the Board of Directors. This function evaluates the overall effectiveness of governance, risk management and the control environment, including the assessment of how the first and second lines of defense meet their objectives.

The key roles and responsibilities for risk management and control are illustrated in the following chart and described on the following pages.

Risk, treasury and capital management
Risk management and control

Audited | The  Board of Directors (the BoD) is responsible for approving the risk management and control framework of the Group, including the overall risk appetite of the Group and business divisions. The BoD is supported by the BoD Risk Committee, which monitors and oversees the Group’s risk profile and the implementation of the risk framework as approved by the BoD, and approves the Group’s risk appetite methodology. The Corporate Culture and Responsibility Committee supports the BoD in fulfilling its duty to safeguard and advance the Group’s reputation for responsible and sustainable conduct. It reviews stakeholder concerns and expectations pertaining to UBS’s societal contribution and corporate culture. The Audit Committee supports the BoD in fulfilling its oversight duty relating to financial reporting and internal controls over financial reporting, the effectiveness of the external and internal audit functions, and the effectiveness of whistleblowing procedures.

The Group  Executive Board (the GEB) has overall responsibility for establishing and implementing risk management and control in the Group. It manages the risk profile of the Group as a whole.

The Group Chief Executive Officer (the Group CEO) has responsibility and accountability for the management and performance of the Group, has risk authority over transactions, positions and exposures, and allocates risk limits approved by the BoD within the business divisions and Corporate Center.

The business division Presidents are responsible for the success, risks, results and value of their business division. This includes controlling and administering the dedicated financial resources and risk appetite of the business division.

The regional Presidents facilitate the implementation of UBS’s strategy in their region, and have the mandate to inform the GEB of any activities and issues that may give rise to actual or potentially material regulatory or reputational concerns.

The Group Chief Risk Officer (the Group CRO) is responsible for the development of the Group’s risk management and control framework (including risk principles and risk appetite) for credit, market, country, liquidity, funding, model, and environmental and social risks. This includes risk measurement and aggregation, portfolio controls and risk reporting. The Group CRO is responsible for setting risk limits and approving credit and market risk transactions and exposures. Risk Control is also the central function for model risk management and control for all models used in the firm. The risk control process is supported by a framework of policies and authorities. The business division CROs are responsible for the implementation and enforcement of the risk management and control framework within their business division. The regional Chief Risk Officers provide independent oversight of risks within their region.

The Group Chief Compliance and Governance Officer is responsible for ensuring that all operational risks, including compliance and conduct risks, as well as cyber and information security risks, are identified, owned and managed according to the firm’s risk appetite, supported by an effective control framework.

The Group Chief Financial Officer (the Group CFO) is responsible for transparency in and assessing the financial performance of the Group and the business divisions, and for managing the Group’s financial accounting, controlling, forecasting, planning and reporting processes in line with regulatory and financial reporting requirements, corporate governance standards and global best practice to maintain high quality and timeliness. Additional responsibilities include managing UBS’s tax affairs, as well as treasury and capital management, including funding and liquidity risk and UBS’s regulatory capital ratios.

The Group General Counsel (the Group GC) is responsible for managing the Group’s legal affairs and ensuring effective and timely assessment of legal matters impacting the Group or its businesses, and for the management and reporting of all litigation matters.

Group Internal Audit (GIA) independently assesses the effectiveness of processes to define strategy and risk appetite, as well as overall adherence to the approved strategy and the effectiveness of governance processes and of risk management at Group, business division and regional levels, including compliance with legal and regulatory requirements, as well as with internal policies, constitutional documents and contracts. The Head GIA reports to the Chairman of the BoD and, in addition, GIA has a functional reporting line to the BoD Audit Committee.

Some of the above roles and responsibilities are replicated for certain significant legal entities of the Group. The legal entity risk officers are responsible for independent oversight and control of primary and consequential risks for certain significant legal entities of the Group as part of the legal entity control framework, which complements the Group’s risk management and control framework. p

Risk appetite framework

We have a defined Group level risk appetite, covering all financial and non-financial risk types, via a complementary set of qualitative and quantitative risk appetite statements. This is reviewed and recalibrated annually and presented to the BoD for approval.

Our risk appetite is defined at the aggregate Group level and reflects the types of risk that we are willing to accept or intend to avoid. It is established via a complementary set of qualitative and quantitative risk appetite statements defined at a firm-wide level and is embedded throughout our business divisions and legal entities by means of Group, business division and legal entity policies, limits and authorities. UBS is the largest truly global wealth manager and a leading personal and corporate bank in Switzerland, with focused investment bank and asset management divisions. We are subject to consolidated supervision by FINMA and related ordinances, which impose, among other requirements, minimum standards for capital, liquidity, risk concentration and internal organization. Our risk appetite is reviewed and recalibrated annually with an aim to ensure that risk-taking at every level of the organization is in line with our strategic priorities, our capital and liquidity plans, our pillars, principles and behaviors, as well as minimum regulatory requirements. The risk appetite statements are a critical foundation for maintaining a robust risk culture throughout our organization. The “Risk appetite framework” chart below shows the key elements of the framework. These elements are described in more detail in this section.

Qualitative statements aim to ensure that we maintain the desired risk culture. Quantitative risk appetite objectives are designed to enhance the Group’s resilience against the effect of potential severe adverse economic or geopolitical events. These risk appetite objectives cover the Group’s minimum capital and leverage ratios, its solvency, earnings, liquidity and funding, and are subject to periodic review, including as part of the annual business planning process.

These objectives are complemented by operational risk appetite objectives, which are established for each of our operational risk categories, such as market conduct, theft, fraud, data confidentiality and technology risks. A standardized financial firm-wide operational risk appetite has been established at the Group and business division level. Operational risk events that exceed predetermined risk tolerances, expressed as percentages of the Group’s operating income, must be escalated as per the firm-wide escalation framework to the respective business division President or higher, as appropriate.

The quantitative risk appetite objectives are supported by a comprehensive suite of risk limits set at a portfolio level. These may apply across the Group, within a business division or business, at legal entity level, or to an asset class. These additional quantitative controls are typically bottom-up and are designed to monitor specific portfolios and to identify potential risk concentrations.

Risk reports containing aggregated measures of risk across products and businesses provide insight into the amounts, types, and sensitivities of the various risks in our portfolios and are intended to ensure compliance with defined limits. Risk officers, senior management and the BoD use this information to understand our risk profile and the performance of the portfolios.

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

Risk, treasury and capital management
Risk management and control

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

Our risk appetite framework combines all the important elements of our risk culture, expressed in our Pillars, Principles and Behaviors, our risk management and control principles, our Code of Conduct and Ethics, and our Total Reward Principles. Together, these aim to align the decisions we make with the Group’s strategy, principles and risk appetite. They help provide a solid foundation for promoting risk awareness, leading to appropriate risk-taking and the establishment of robust risk management and control processes. These principles are supported by a range of initiatives covering employees at all levels. This includes the UBS House View on Leadership, which is a set of explicit expectations for leaders that establishes consistent leadership standards across UBS. These initiatives also include our principles of good supervision, which establish clear expectations of managers and employees with respect to supervisory responsibilities, specifically: to take responsibility; to know and organize their business; to know their employees and what they do; to create a good risk culture; and to respond to and resolve issues.

→   Refer to the foldout pages of this report for more information about our Pillars, Principles and Behaviors

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

To support an environment where our employees are comfortable in raising concerns, we have whistleblowing policies and procedures in place. These offer multiple channels through which individuals may, either openly or anonymously, escalate suspected breaches of laws, regulations, rules and other legal requirements, our Code of Conduct and Ethics, policies, or relevant professional standards. Our program is designed to ensure that whistleblowing concerns are investigated and that appropriate and consistent action is taken. We are committed to ensuring that appropriate training for and communication to staff and legal entity representatives are made available on an ongoing basis, including with regard to new regulatory requirements.

We also have mandatory training programs covering a range of compliance and risk-related topics, including anti-money laundering and operational risk. In addition, specialized training is provided for employees depending on their specific roles and responsibilities, such as credit risk and market risk training for those working in trading areas. Failure to satisfactorily complete mandatory training sessions within the given deadline has consequences, including disciplinary action. Our operational risk framework, incorporating the conduct risk framework, aims to identify and manage financial, regulatory, and reputational risks, together with risks to clients and to markets.

Additionally, we want to be the financial provider of choice for clients wishing to direct capital toward investments that support the Sustainable Development Goals and the transition to a low-carbon economy. Our comprehensive environmental and social risk framework governs client and supplier relationships, applies firm-wide to all activities, meets the highest industry standards and is integrated in management practices and control principles. We also seek to protect our assets from climate change risks by limiting our risk appetite for carbon-related assets.

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

Through the annual business planning process, we review the business strategy of the firm, assess the risk profile as a result of our operations and activities, and stress-test our risk profile. We make use of both scenario-based stress tests and statistical risk measurement techniques to assess the effect of a severe stress event at a firm-wide level. These complementary frameworks capture exposures to all material primary and consequential risks, as well as business risks across our business divisions and Corporate Center.

→   Refer to “Risk measurement” in this section for more information about our stress testing and statistical frameworks

Risk, treasury and capital management
Risk management and control

Our risk capacity is underpinned by our performance targets and capital guidance as per our latest three-year strategic plan. When determining our risk capacity in case of a severe stress event, we adjust projected earnings from the strategic plan for business risk to reflect lower expected earnings and lower expenses, such as the reversal of variable compensation accruals. We also adjust our capital to take into account the effect of stress on deferred tax assets, pension plan assets and liabilities, and accruals for capital returns to shareholders.

The chart on the previous page provides an overview of our quantitative risk appetite objectives during 2019. For 2020, we have adjusted the one-year firm-wide minimum post-stress CET1 capital and leverage ratio objectives from 10% and 2.5% to 9% and 2.7%, respectively. The new objectives account for the various ongoing enhancements to stress measures, many of which lead to higher results for the same amount of underlying risk. We have also introduced three-year minimum post-stress capital and leverage ratio objectives of 7.5% and 2.2%, respectively, to better align with regulatory scenarios.

Risk appetite objectives define the aggregate risk exposure acceptable at the firm-wide level, given our risk capacity. The maximum acceptable risk exposure is supported by a comprehensive suite of risk limits, triggers and targets, which are cascaded to businesses and portfolios. These limits, triggers and targets are intended to ensure that our risks in aggregate remain under the maximum acceptable level of risk exposure.

Risk appetite statements at the business division level are derived from the firm-wide risk appetite. They may also comprise objectives specific to the division, related to the specific activities and risks in that division. Risk appetite statements are also set for certain legal entities. These must be consistent with the firm-wide risk appetite framework and approved in accordance with the legal entity’s and the Group’s regulations. Differences may exist that reflect the specific nature, size, complexity and regulations applicable to the relevant legal entity.

Risk appetite following adoption of IFRS 9

The introduction of the expected credit loss (ECL) framework under IFRS 9 in 2018 fundamentally changed how credit risk arising from loans, loan commitments, guarantees and certain revocable facilities is accounted for. The ECL framework may result in greater volatility in credit loss expense as ECL changes in response to developments in the credit cycle and composition of our loan portfolio. The effect may be more pronounced in a deteriorating economic environment.

The effect that the requirement for accelerated recognition of credit losses has on our risk exposure in stressed conditions has been accounted for in our estimations. We expect to gain more insights into the behavior of ECLs once IFRS 9 has been in place for a longer period and under changing economic conditions, and may adjust our risk exposure further in the future.

Based on the current information and the effect that the IFRS 9 ECL framework has on our solvency objectives, we have not changed either our risk appetite and management practices or our strategy toward pricing and structuring of transactions following the adoption of IFRS 9.

→   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about our accounting policy for allowances and provisions for ECL

→   Refer to “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about ECL measurement

→   Refer to “Credit risk” in this section for more information about the ECL methodology under IFRS 9

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

On a monthly basis, the Group Risk Report provides a detailed qualitative and quantitative overview of developments in primary and consequential risks for the business divisions and Corporate Center, along with aggregate views of risks at the firm-wide level, including the status of our risk appetite objectives and results of firm-wide stress testing. The Group Risk Report is distributed internally to the BoD Risk Committee and the GEB, and to senior members of Risk Control, Group Internal Audit, Finance, and Legal. Additionally, an extract of the Group Risk Report is provided to the BoD. Risk reports are also produced for our significant Group entities (entities that are subject to enhanced standards of corporate governance).

Granular divisional risk reports are provided to the respective business division Chief Risk Officers and the business division Presidents. This monthly reporting is supplemented with a suite of daily or weekly reports at various levels of granularity, covering market and credit risks for the business divisions and Corporate Center to enable risk officers and senior management to monitor and control the Group’s risk profile.

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

Risk, treasury and capital management
Risk management and control

Risk measurement

Audited | We apply a variety of methodologies and measurements to quantify the risks of our portfolios and potential risk concentrations. Risks that are not fully reflected within standard measures are subject to additional controls, which may include preapproval of specific transactions and the application of specific restrictions. Models to quantify risk are generally developed by dedicated units within control functions and are subject to independent validation. p

Models must be approved and are regularly reviewed in accordance with regulatory requirements as well as internal policies to test whether they perform as expected, produce results comparable with actual events and values, and reflect best-in-practice approaches and recent academic developments. Our reviews assess whether models are performing satisfactorily, whether additional analysis is required and whether models need to be recalibrated or redeveloped. Results and conclusions are presented to the relevant governance body and, as required, to regulators.

The ongoing process of assessing model quality and performance in the production environment comprises two components: model validation, in which Model Risk Management & Control (MRMC) independently assesses a model’s fitness for purpose; and model confirmation, the regular process of confirming the accuracy and appropriateness of the model output and its application, carried out by the model developers and reviewed by MRMC.

→   Refer to “Credit risk,” “Market risk” and  “Operational risk” in this section for more information about model confirmation procedures

Stress testing

We perform stress testing to estimate the loss that could result from extreme, yet plausible macroeconomic and geopolitical stress events. This enables us to identify, better understand and manage our potential vulnerabilities and risk concentrations. Stress testing plays a key role in our limits framework at the firm-wide, business division, legal entity and portfolio levels. Stress test results are regularly reported to the BoD, the BoD Risk Committee and the GEB. As described in “Risk appetite framework” above, stress testing, along with statistical loss measures, plays a central role in our risk appetite and business planning processes.

Our stress testing framework incorporates three pillars: (i) combined stress tests; (ii) a comprehensive range of portfolio- and risk type-specific stress tests; and (iii) reverse stress testing.

Our combined stress test (CST)  framework is scenario-based and aims to quantify overall firm-wide losses that could result from a number of potential global systemic events. The framework captures all material primary and consequential risks, as well as business risks, as indicated in “Risk categories” above. Scenarios are forward-looking and encompass macroeconomic and geopolitical stress events calibrated to different levels of severity. We implement each scenario through the expected evolution of market indicators and economic variables under that scenario. We then assess the resulting effect on our primary, consequential and business risks to estimate the overall loss and capital implications were the scenario to occur. At least once a year, the BoD Risk Committee approves the most relevant scenario, known as the binding scenario, to be used as the main scenario for regular CST reporting and for monitoring risk exposure against our minimum capital, earnings and leverage ratio objectives in our risk appetite framework. Results are reported to the BoD Risk Committee, the BoD, the GEB and FINMA on a monthly basis.

We provide detailed stress loss analyses to FINMA and the regulators of our legal entities in accordance with their requirements. For example, in addition to CST, we perform Loss Potential Analysis (LPA) as prescribed by FINMA, Comprehensive Capital Analysis and Review (CCAR) for Americas Holding LLC as prescribed by the US Federal Reserve Board, and Comprehensive Assessment Stress Test for UBS Europe SE as prescribed by the European Central Bank.

The Enterprise-wide Stress Committee (the ESC) is responsible for ensuring the consistency and adequacy of the assumptions and scenarios used for our firm-wide stress measures. As part of these responsibilities, the ESC seeks to ensure that the suite of stress scenarios adequately reflects current and potential developments in the macroeconomic and geopolitical environment, our current and planned business activities, and actual or potential risk concentrations and vulnerabilities in our portfolios. The ESC meets at least quarterly and is comprised of Group, business division and legal entity representatives of Risk Control. In executing its responsibilities, the ESC considers input from the Think Tank, which is a panel of senior representatives from the business divisions, Risk Control and economic research, and which meets quarterly to review the current and possible future market environment in order to identify potential stress scenarios that could materially affect the Group’s profitability. This results in a range of internal stress scenarios that are developed and evolve over time, separate from the scenarios mandated by FINMA.

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

Through 2019, the binding scenario for CST was the internal Severe Eurozone Crisis scenario. This scenario is characterized by a crisis in the eurozone; a lack of confidence in the trajectory of several peripheral European economies leading to a sudden spike in their bond yields, eventually resulting in their loss of market access. As Greece leaves the eurozone, emergency measures, including capital controls, bailouts and debt restructurings, are required. In the ensuing global slowdown and market turbulence, China suffers a hard landing, which further weighs on global growth. Central banks in major developed economies with policy room cut rates back to zero in an attempt to stimulate growth and restore market confidence; however, this fails to avert a severe global recession.

The CST risk exposure was broadly stable over the year with most of the month-on-month variability arising primarily from changes in volumes of temporary loan underwriting exposure in the Investment Bank.

As part of the CST framework, we routinely monitored four additional stress scenarios throughout 2019.

–   The Failure of a Major Financial Institution scenario represents renewed financial market turmoil reflecting the failure of a major global financial institution, leading to prolonged financial deleveraging and dramatically plunging activity around the globe.

–   The US Monetary Crisis scenario represents a loss of confidence in the US, which leads to international portfolio repositioning out of US dollar-denominated assets, sparking an abrupt and substantial US dollar sell-off. The US is pushed back into recession, other industrialized countries replicate this pattern and inflationary concerns lead to an overall higher interest rate level.

–   The  Global Depression scenario represents a severe and prolonged eurozone crisis in which several peripheral countries default and exit the eurozone, and advanced economies are pulled into a prolonged period of economic stagnation.

–   The Global Interest Rate Steepening scenario represents a sudden shift in market sentiment, causing a disorderly sell-off in long-dated bonds and a rapid steepening of the yield curve, exacerbated by a lack of liquidity in financial markets. This in turn triggers a sovereign crisis in Japan and a global recession.

We have updated the binding stress scenario in our CST framework for 2020 and renamed it Global Crisis scenario. The scenario maintains a eurozone crisis at its core, but has greater focus on risks threatening the global economy, such as protectionism. In addition, central banks in the eurozone, Switzerland and Japan are assumed to push policy rates further into negative territory to provide more monetary stimulus. A China hard landing remains a feature of the scenario.

Portfolio-specific stress tests are measures that are tailored to the risks of specific portfolios. Our portfolio stress loss measures are derived from data on past events, but also include forward-looking elements. For example, we derive the expected market movements within our liquidity-adjusted stress metric using a combination of historical market behavior, based on an analysis of historical events, and forward-looking analysis, including consideration of defined scenarios that are not modeled on any historical events. Results of portfolio-specific stress tests may be subject to limits to explicitly control risk-taking, or may be monitored without limits to identify vulnerabilities.

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

→   Refer to “Credit risk” and “Market risk” in this section for more information about stress loss measures

→   Refer to the “Treasury management” section of this report for more information about stress testing

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

We also use the CaR solvency measure as the basis for deriving the contributions of business divisions and Corporate Center to risk-based capital (RBC), which is a component of our equity attribution framework. RBC measures the potential capital impairment from an extreme stress event at a 99.9% confidence level to estimate the capital required to absorb unexpected loss while remaining able to fully repay creditors.

→   Refer to the “Capital management”  section of this report for more information about the equity attribution framework

Portfolio and position limits

The firm-wide stress and statistical metrics are complemented by more granular portfolio and position limits, triggers and targets. The combination of these measures provides a comprehensive control framework that is applied to our business divisions and Corporate Center, as well as the significant legal entities, as relevant to the key risks arising from their businesses.

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

Portfolio measures are supplemented with position-level controls. Risk measures for position controls are based on market risk sensitivities and counterparty-level credit risk exposures. Market risk sensitivities include sensitivities to changes in general market risk factors, such as equity indices, foreign exchange rates and interest rates, and sensitivities to issuer-specific factors, such as changes in an issuer’s credit spread or default risk. We monitor a significant number of market risk controls for the Investment Bank and Corporate Center on a daily basis. Counterparty measures capture the current and potential future exposure to an individual counterparty, taking into account collateral and legally enforceable netting agreements.

→   Refer to “Credit risk” in this section for more information about counterparty limits

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

The identification of risk concentrations requires judgment, as potential future developments cannot be accurately predicted and may vary from period to period. In determining whether we have a risk concentration, we consider a number of elements, both individually and collectively. These elements include the shared characteristics of the positions and our counterparties, the size of the position or group of positions, the sensitivity of the position or group of positions to changes in risk factors and the volatility, and the correlations of those factors. Also important in our assessment is the liquidity of the markets where the positions are traded, as well as the availability and effectiveness of hedges or other potential risk-mitigating factors. The value of a hedging instrument may not always move in line with the position being hedged, and this mismatch is referred to as basis risk. In addition, operational risk concentrations may result from a single issue that is large on its own (i.e., has the potential to produce a single high-impact loss or a number of losses that, aggregated together, are high-impact) or related issues that may link together to create a high impact.

Risk concentrations are subject to increased oversight by Risk Control and are assessed to determine whether they should be reduced or mitigated, depending on the available means to do so. It is possible that material losses could occur on asset classes, positions and hedges, particularly if the correlations that emerge in a stressed environment differ markedly from those envisaged by our risk models. p

→   Refer to “Credit risk” and “Market risk” in this section for more information about the compositions of our portfolios

→   Refer to the “Risk factors” section of this report for more information

Credit risk

Key developments

Total net credit loss expenses were USD 78 million in 2019, reflecting net credit loss expenses of USD 100 million related to credit-impaired (stage 3) positions, mainly in Personal & Corporate Banking and to a lesser extent in the Investment Bank and Global Wealth Management, partly offset by USD 22 million of net releases in expected credit loss (ECL) expense allowances and provisions from stage 1 and 2 positions.

→   Refer to “Note 1 Summary of significant accounting policies,” “Note 10 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about IFRS 9 and ECLs

Our Swiss lending portfolios, which account for approximately half of our loan exposure, continued to perform well. We aim to manage our Swiss lending portfolios prudently and remain watchful for signs of deterioration in the Swiss economy that could affect our counterparties.

Within the Investment Bank, our leveraged loan underwriting business’s overall ability to distribute risk remained sound.

Audited | Main sources of credit risk

–   A substantial portion of our lending exposure arises from our Swiss domestic business, which offers mortgage loans, secured mainly by residential properties and income-producing real estate, as well as corporate loans, and therefore depends on the performance of the Swiss economy.

–   Within the Investment Bank, our credit exposure arises mainly from lending, derivatives trading and securities financing. Derivatives trading and securities financing are predominantly investment grade. Loan underwriting activity can be lower rated and gives rise to concentrated exposure of a temporary nature.

–   Our wealth management businesses predominantly conduct securities-based (Lombard) lending and mortgage lending.

–   Credit risk within Non-core and Legacy Portfolio in Corporate Center relates to derivative transactions, predominantly carried out on a cash-collateralized basis, and securitized positions. p

Audited | Overview of measurement, monitoring and management techniques

–   Credit risk arising from transactions with individual counterparties is measured based on our estimates of probability of default, exposure at default and loss given default. Limits are established for individual counterparties and groups of related counterparties covering banking and traded products, as well as settlement amounts. Risk control authorities are approved by the Board of Directors, and are delegated to the Group Chief Executive Officer, the Group Chief Risk Officer and divisional Chief Risk Officers based on risk exposure amounts, internal credit rating and potential loss.

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

–   We also use models to derive portfolio credit risk measures of expected loss, statistical loss and stress loss at the Group-wide and business division levels and to establish portfolio limits at these levels.

–   Credit risk concentrations can arise if clients are engaged in similar activities, are located in the same geographical region or have comparable economic characteristics; for example, if their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. To avoid credit risk concentrations, we establish limits and/or operational controls that constrain risk concentrations at the portfolio and sub-portfolio levels with regard to sector exposure, country risk and specific product exposures. p

Risk, treasury and capital management
Risk management and control

Credit risk profile of the Group

The exposures detailed in this section are based on our internal management view of credit risk, which differs in certain respects from the ECL measurement requirements of IFRS.

Internally, we categorize credit risk exposures into two broad categories: banking products and traded products. Banking products comprise drawn loans, guarantees and loan commitments, amounts due from banks, balances at central banks and other financial assets at amortized cost. Traded products comprise over-the-counter derivatives, exchange-traded derivatives and securities financing transactions, comprised of securities borrowing and lending, as well as repurchase and reverse repurchase agreements.

Banking products

The breakdowns of our banking products exposures in the “Banking and traded products exposure in our business divisions and Corporate Center” table below and on the next page are shown gross before allowances and provisions for expected credit losses and related single-name credit hedges. The effect of portfolio hedges, such as index credit default swaps, is not reflected. Guarantees and loan commitments are shown on a notional basis, without applying credit conversion factors. The gross exposure for banking products of USD 515 billion corresponds to the ECL gross exposure of USD 670 billion, including other financial assets measured at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at fair value through other comprehensive income (FVOCI), irrevocable committed prolongation of existing loans, unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements.

The table reflects the total exposures (stages 1–3) in scope of ECL requirements, allowances and provisions by ECL stages and separately credit-impaired exposures, gross (stage 3). Total gross banking products exposure was USD 515 billion as of 31 December 2019, compared with USD 518 billion at the end of the prior year.

→   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about our accounting policy for allowances and provisions for ECLs

→   Refer to “Note 10 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about ECL measurement requirements under IFRS

→   Refer to “Note 17a Other financial assets measured at amortized cost” in the “Consolidated financial statements” section of this report for more details

Banking and traded products exposure in our business divisions and Corporate Center
	31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Banking products[1,2]
Gross exposure	239,032	194,395	2,914	48,170	30,570	515,081
of which: loans and advances to customers (on-balance sheet)	174,510	136,572	1	10,585	5,882	327,550
of which: guarantees and loan commitments (off-balance sheet)	5,578	23,142	0	16,009	960	45,689
Traded products[2,3]
Gross exposure	8,830	841	0	38,233		47,904
of which: over-the-counter derivatives	6,571	804	0	9,832		17,207
of which: securities financing transactions	0	0	0	20,821		20,821
of which: exchange-traded derivatives	2,259	36	0	7,580		9,876
Other credit lines, gross[4]	10,735	20,986	0	3,227	144	35,092

Total credit-impaired exposure, gross (stage 3)[1]	902	1,694	0	91	427	3,113
Total allowances and provisions for expected credit losses (stages 1 to 3)	209	696	0	87	37	1,029
of which: stage 1	59	81	0	38	3	181
of which: stage 2	34	122	0	3	0	160
of which: stage 3 (allowances and provisions for credit-impaired exposures)	116	493	0	46	34	688

Banking and traded products exposure in our business divisions and Corporate Center (continued)
	31.12.18[5]
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Banking products[1]
Gross exposure	239,835	186,802	2,751	59,980	28,357	517,725
of which: loans and advances to customers (on-balance sheet)	170,413	133,253	7	9,090	8,362	321,125
of which: guarantees and loan commitments (off-balance sheet)	6,111	20,609	0	22,290	348	49,358
Traded products[2,3]
Gross exposure	10,606	873	0	30,771		42,250
of which: over-the-counter derivatives	5,960	762	0	9,441		16,163
of which: securities financing transactions	153	0	0	16,004		16,157
of which: exchange-traded derivatives	4,494	111	0	5,325		9,930
Other credit lines, gross[4]	10,345	22,994	0	3,202	94	36,634

Total credit-impaired exposure, gross (stage 3)[1]	625	1,974	0	140	415	3,154
Total allowances and provisions for expected credit losses (stages 1 to 3)	223	697	0	108	26	1,054
of which: stage 1	62	78	0	34	3	176
of which: stage 2	34	146	0	3	0	183
of which: stage 3 (allowances and provisions for credit-impaired exposures)	127	474	0	71	23	695

1 ECL gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Corporate Center is provided.    4 Unconditionally revocable committed credit lines.    5 The comparative figures have been restated for the changes in Corporate Center resource allocation to the business divisions. Refer to the “Significant accounting and financial reporting changes” section of this report for more information.

Global Wealth Management

Gross banking products exposure within Global Wealth Management decreased slightly to USD 239 billion from USD 240 billion.

Our Global Wealth Management loan portfolio is mainly secured by securities (Lombard loans) and by residential property. Most of the Lombard loans were of high quality, with 96% rated as investment grade based on our internal ratings, and they are typically short term in nature, with an average duration of three to six months. Moreover, Lombard loans can be canceled immediately, if the collateral quality deteriorates or margin calls are not met.

The portfolio of mortgage loans secured by properties in EMEA and Asia Pacific decreased to USD 6.4 billion from USD 6.5 billion. The overall quality of this portfolio remained high during the year.

In Global Wealth Management Region Americas the portfolio of loans secured by residential property consists primarily of residential mortgage loans offered in the US. Gross exposure increased to USD 17.2 billion from USD 14.3 billion. The overall quality of this portfolio remained high, with an average loan-to-value (LTV) ratio of 59.1%, compared with 58.7% (the comparative figure has been restated) as of 31 December 2018, and we have experienced negligible credit losses since the inception of the mortgage program in 2009. The five largest geographic concentrations in the portfolio were in California (27%), New York (14%), Florida (10%), Texas (5%) and New Jersey (4%).

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	31.12.19	31.12.18	31.12.19	31.12.18
Secured by residential property	54,383	51,251	100,645	96,841
Secured by commercial / industrial property	2,619	2,233	17,131	16,887
Secured by cash	16,852	15,529	1,569	1,467
Secured by securities	88,684	90,946	1,766	1,647
Secured by guarantees and other collateral	10,591	9,469	5,351	5,754
Unsecured loans and advances to customers	1,381	986	10,111	10,657
Total loans and advances to customers, gross	174,510	170,413	136,572	133,253
Allowances	(93)	(102)	(595)	(594)
Total loans and advances to customers, net of allowances	174,417	170,312	135,978	132,659

Risk, treasury and capital management
Risk management and control

Personal & Corporate Banking

Gross banking products exposure (excluding exposure re-allocated from Group Treasury) within Personal & Corporate Banking increased to USD 163 billion (CHF 158 billion) from USD 157 billion (CHF 155 billion), partly driven by the appreciation of the Swiss franc. Net banking products exposure was USD 162 billion (CHF 157 billion), compared with USD 157 billion (CHF 154 billion), of which approximately 63% was classified as investment grade, similar to 2018. Around 50% of the exposure is categorized in the lowest loss given default (LGD) bucket of 0–25%, similar to 2018. The size of Personal & Corporate Banking’s gross loan portfolio increased by USD 3 billion (CHF 1 billion) to USD 137 billion (CHF 132 billion). As of 31 December 2019, 93% of this portfolio was secured by collateral, mainly residential and commercial property. Of the total unsecured amount, 79% related to cash flow-based lending to corporate counterparties and 5% related to lending to public authorities. Based on our internal ratings, 46% of the unsecured loan portfolio was rated as investment grade, compared with 47% in 2018.

Credit loss expense for banking products remained low in 2019.

Our Swiss corporate banking products portfolio, which was USD 26 billion (CHF 26 billion) compared with USD 27 billion (CHF 27 billion) in 2018, consists of loans, guarantees and loan commitments to multi-national and domestic counterparties. The small and medium-sized enterprises portfolio, in particular, is well diversified across industries. However, such companies are reliant on the domestic economy and the economies to which they export, in particular the EU and the US. In addition, the development of the EUR / CHF exchange rate is an important risk factor for Swiss corporate clients.

The delinquency ratio was 0.5% for the corporate portfolio, compared with 0.3% at the end of 2018.

→   Refer to “Credit risk models” in this section for more information about loss given default, rating grades and rating agency mappings

Swiss mortgage loan portfolio

Our Swiss mortgage loan portfolio secured by residential and commercial real estate in Switzerland continues to be our largest loan portfolio. These mortgage loans, totaling USD 146 billion (CHF 141 billion), mainly originate from Personal & Corporate Banking, but also from Global Wealth Management Region Switzerland. USD 133 billion (CHF 129 billion) of those mortgage loans related to residential properties that the borrower was either occupying or renting out, with full recourse to the borrower. Of this USD 133 billion (CHF 129 billion), USD 97 billion (CHF 94 billion) is related to properties occupied by the borrower, with an average LTV ratio of 54%, compared with 56% as of 31 December 2018. The average LTV for newly originated loans for this portion was 65%, compared with 66% in 2018. The remaining USD 36 billion (CHF 35 billion) of the Swiss residential mortgage loan portfolio relates to properties rented out by the borrower and the average LTV of that portfolio was 54%, compared with 55% as of 31 December 2018. The average LTV for newly originated Swiss residential mortgage loans for properties rented out by the borrower was 58%, compared with 57% in 2018.

As illustrated in the “Swiss mortgages: distribution of net exposure at default (EAD) across exposure segments and loan-to-value (LTV) buckets” table on the next page, more than 99% of the aggregate amount of Swiss residential mortgage loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%, and 98% would remain covered by the real estate collateral even if the value assigned to that collateral were to decrease by 30%. In this table, the amount of each mortgage loan is allocated across the LTV buckets to indicate the portion at risk at the various value levels shown. For example, a loan of 75 with an LTV ratio of 75% (i.e., a collateral value of 100) would result in allocations of 30 in the less-than-30% LTV bucket, 20 in the 31–50% bucket, 10 in the 51–60% bucket, 10 in the 61–70% bucket and 5 in the 71–80% bucket.

Personal & Corporate Banking: distribution of banking products exposure across internal UBS ratings and loss given default (LGD) buckets[1]
USD million, except where indicated	31.12.19						31.12.18
		LGD buckets				Weighted average LGD (%)		Weighted average LGD (%)[3]
Internal UBS rating[2]	Exposure	0–25%	26–50%	51–75%	76–100%		Exposure[3]
Investment grade	102,491	58,331	34,250	8,314	1,597	27	97,854	27
Sub-investment grade	58,597	23,937	21,368	11,287	2,005	34	57,350	35
of which: 6−9	53,811	21,715	19,783	10,502	1,812	34	53,130	34
of which: 10−13	4,786	2,222	1,585	785	193	32	4,220	35
Defaulted / Credit-impaired	1,694	33	1,409	252	0	40	1,974	37
Total exposure before deduction of allowances and provisions	162,782	82,302	57,026	19,852	3,602	29	157,178	30
Less: allowances and provisions	(660)						(663)
Net banking products exposure[1]	162,121						156,515

1 Excluding balances at central banks and Group Treasury reallocations.    2 The ratings of the major credit rating agencies, and their mapping to our internal rating scale, are shown in the “Internal UBS rating scale and mapping of external ratings” table in this section.    3 Exposure and weighted average LGD have been restated.

Personal & Corporate Banking: unsecured loans by industry sector
	31.12.19		31.12.18
	USD million	%	USD million	%
Construction	135	1.3	133	1.2
Financial institutions	1,873	18.5	2,139	20.1
Hotels and restaurants	81	0.8	79	0.7
Manufacturing	1,536	15.2	1,632	15.3
Private households	1,609	15.9	1,489	14.0
Public authorities	497	4.9	709	6.7
Real estate and rentals	236	2.3	170	1.6
Retail and wholesale	1,981	19.6	2,274	21.3
Services	1,850	18.3	1,774	16.6
Other	313	3.1	257	2.4
Exposure, gross	10,111	100.0	10,657	100.0

Swiss mortgages: distribution of net exposure at default (EAD) across exposure segments and loan-to-value (LTV) buckets
USD billion, except where indicated			31.12.19							31.12.18
		LTV buckets
Exposure segment		≤30%	31–50%	51–60%	61–70%	71–80%	81–100%	>100%	Total	Total
Residential mortgages	Net EAD	76.0	34.5	10.0	5.2	1.7	0.2	0.1	127.7	123.4
	as a % of row total	60	27	8	4	1	0	0	100
Income-producing real estate	Net EAD	12.0	4.7	1.1	0.6	0.2	0.0	0.0	18.7	17.9
	as a % of row total	64	25	6	3	1	0	0	100
Corporates	Net EAD	6.1	2.3	0.6	0.3	0.1	0.1	0.0	9.6	9.0
	as a % of row total	64	24	6	3	2	1	0	100
Other segments	Net EAD	0.5	0.2	0.0	0.0	0.0	0.0	0.0	0.7	0.7
	as a % of row total	66	20	6	4	2	2	0	100
Mortgage-covered exposure	Net EAD	94.6	41.7	11.8	6.1	2.1	0.4	0.1	156.7	151.0
	as a % of total	60	27	8	4	1	0	0	100
Mortgage-covered exposure 31.12.18	Net EAD	89.9	40.6	11.6	6.1	2.3	0.4	0.0	151.0
	as a % of total	60	27	8	4	2	0	0	100

Asset Management

Gross banking products exposure within Asset Management was USD 2.9 billion as of 31 December 2019, compared with USD 2.8 billion as of 31 December 2018. Banking products relate primarily to balances at central banks and to a lesser extent to cash at banks held by individual Asset Management legal entities, liquid assets and receivables.

Investment Bank

The Investment Bank’s lending activities are largely associated with corporate and non-bank financial institutions. The business is broadly diversified across industry sectors, but concentrated in North America.

The gross banking products exposure including balances at central banks and Group Treasury reallocations as of 31 December 2019 was USD 48 billion, compared with USD 60 billion as of 31 December 2018. Gross banking products exposure excluding balances at central banks and Group Treasury reallocations decreased to USD 32 billion from USD 40 billion, mostly driven by reductions in guarantees and loan commitments. Based on our internal ratings, 54% of this gross banking products exposure was classified as investment grade. The vast majority of the gross banking products exposure had an estimated LGD below 50%.

Our loan underwriting business’s overall ability to distribute risk remained sound. Total temporary loan underwriting exposure ended 2019 at USD 4.8 billion, USD 2.5 billion higher than the prior year. Loan underwriting exposures are classified as held for trading, with fair values reflecting market conditions at the end of 2019.

→   Refer to “Credit risk models” in this section for more information about loss given default, rating grades and rating agency mappings

Risk, treasury and capital management
Risk management and control

Investment Bank: distribution of banking products exposure across internal UBS ratings and loss given default (LGD) buckets[1]
USD million, except where indicated	31.12.19						31.12.18
		LGD buckets				Weighted average LGD (%)		Weighted average LGD (%)
Internal UBS rating[2]	Exposure	0–25%	26–50%	51–75%	76–100%		Exposure
Investment grade	17,541	4,485	9,853	2,111	1,091	40	24,239	39
Sub-investment grade	14,598	4,796	4,272	5,465	64	18	15,490	15
of which: 6−9	10,746	3,421	2,141	5,121	64	14	12,169	11
of which: 10−13	3,852	1,376	2,132	344	0	30	3,321	29
Defaulted / Credit-impaired	91	26	25	27	13	40	140	36
Banking products exposure[1]	32,229	9,307	14,150	7,604	1,168	30	39,869	30

1 Excluding balances at central banks and Group Treasury reallocations.    2 The ratings of the major credit rating agencies, and their mapping to our internal rating scale, are shown in the “Internal UBS rating scale and mapping of external ratings” table in this section.

Investment Bank: banking products exposure by geographical region[1]
	31.12.19		31.12.18
	USD million	%	USD million	%
Asia Pacific	5,080	15.8	6,123	15.4
Latin America	844	2.6	1,170	2.9
Middle East and Africa	467	1.5	471	1.2
North America	16,553	51.4	18,865	47.3
Switzerland	779	2.4	2,588	6.5
Rest of Europe	8,505	26.4	10,652	26.7
Exposure[1]	32,229	100.0	39,869	100.0
1 Excluding balances at central banks and Group Treasury reallocations.

Investment Bank: banking products exposure by industry sector[1]
	31.12.19		31.12.18
	USD million	%	USD million	%
Banks	5,375	16.7	6,779	17.0
Chemicals	766	2.4	711	1.8
Electricity, gas, water supply	534	1.7	1,765	4.4
Financial institutions, excluding banks	12,944	40.2	14,488	36.3
Manufacturing	1,705	5.3	2,342	5.9
Mining	1,699	5.3	1,759	4.4
Public authorities	872	2.7	706	1.8
Real estate and construction	1,291	4.0	1,553	3.9
Retail and wholesale	1,842	5.7	2,488	6.2
Technology and communications	2,302	7.1	2,372	5.9
Transport and storage	458	1.4	719	1.8
Other	2,441	7.6	4,188	10.5
Exposure[1]	32,229	100.0	39,869	100.0
1 Excluding balances at central banks and Group Treasury reallocations.

Corporate Center

Gross banking products exposure within Corporate Center, which arises primarily in connection with treasury activities, increased by USD 2 billion to USD 31 billion.

→   Refer to “Balance sheet assets” in the “Treasury management” section of this report for more information

→   Refer to the “Corporate Center” section under “Financial and operating performance” of this report for more information

Traded products

Audited | Counterparty credit risk arising from traded products, which include over-the-counter (OTC) derivatives, exchange-traded derivatives (ETD) exposures and securities financing transactions (SFTs) originating in the Investment Bank, Non-core and Legacy Portfolio and Group Treasury is generally managed on a close-out basis. This takes into account the possible effect of market movements on the exposure and any associated collateral over the time it would take to close out our positions. In the Investment Bank, limits are applied to the potential future exposure per counterparty, with the size of the limit driven by the view of the creditworthiness of the counterparty as determined by Credit Risk Control. Limit frameworks are also applied to control overall exposure to specific classes or categories of collateral on a portfolio level. Such portfolio limits are monitored and reported to senior management.

Trading in OTC derivatives is conducted through central counterparties (CCPs) where practicable. Where CCPs are not used, we have clearly defined policies and processes for trading on a bilateral basis. Trading is typically conducted under bilateral International Swaps and Derivatives Association (ISDA) or similar master netting agreements, which generally allow for the close-out and netting of transactions in the event of default subject to applicable law. For most major market participant counterparties, we employ two-way collateral agreements under which either party can be required to provide collateral in the form of cash or marketable securities when the exposure exceeds specified levels. This collateral typically consists of well-rated government debt or other collateral permitted by applicable regulations. For certain counterparties, an initial margin is taken to cover some or all of the calculated close-out exposure. This is in addition to the variation margin taken to settle changes in the market value of transactions. Regulations governing the margining of uncleared OTC derivatives continue to evolve. These generally expand the scope of bilateral derivatives activity subject to margining. In addition, they will result in greater amounts of initial margin received from, and posted to, certain bilateral trading counterparties than had been required in the past. These changes should result in lower close-out risk over time. p

→   Refer to “Note 11 Derivative instruments” in the “Consolidated financial statements” section of this report for more information about our over-the-counter derivatives settled through central counterparties

→   Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of this report for more information about the effect of netting and collateral arrangements on our derivative exposures

Credit risk arising from traded products, after the effects of master netting agreements but excluding credit valuation adjustments and hedges, increased by USD 6 billion to USD 48 billion as of 31 December 2019. OTC derivatives accounted for USD 17 billion, exposures from SFTs were USD 21 billion, and ETD exposures amounted to USD 10 billion. OTC derivatives exposures are generally measured as net positive replacement values after the application of legally enforceable netting agreements and the deduction of cash and marketable securities held as collateral. SFT exposures are reported taking into account collateral received, and ETD exposures take into account collateral margin calls.

The majority of the gross traded products exposures were within the Investment Bank, Non-core and Legacy Portfolio, and Group Treasury, totaling USD 38 billion, compared with USD 31 billion as of 31 December 2018. As counterparty risk for traded products is managed at the counterparty level, no further split is provided between exposures in the Investment Bank and those in Non-core and Legacy Portfolio and Group Treasury. The traded products exposure includes OTC derivatives gross exposures of USD 10 billion in the Investment Bank and Non-core and Legacy Portfolio, an increase of USD 0.4 billion from the prior year. During 2019, SFT exposures increased by USD 5 billion to USD 21 billion, mainly due to increases in trading relationships and in posted collateral. ETD exposures increased by USD 2 billion to USD 8 billion. The tables on the next page provide more information about the OTC derivatives, SFT and ETD exposures of the Investment Bank, Non-core and Legacy Portfolio and Group Treasury.

Risk, treasury and capital management
Risk management and control

Investment Bank, Non-core and Legacy Portfolio and Group Treasury: traded products exposure
USD million	OTC derivatives	SFTs	ETD	Total	Total
	31.12.19				31.12.18
Total exposure, before deduction of credit valuation adjustments and hedges	9,830	20,821	7,580	38,232	30,769
Less: credit valuation adjustments and allowances	(38)			(38)	(136)
Less: credit protection bought (credit default swaps, notional)	(242)			(242)	(288)
Net exposure after credit valuation adjustments, allowances and hedges	9,550	20,821	7,580	37,952	30,346

Investment Bank, Non-core and Legacy Portfolio and Group Treasury: distribution of net OTC derivatives and SFT exposure across internal UBS ratings and loss given default (LGD) buckets
USD million, except where indicated	31.12.19						31.12.18
		LGD buckets				Weighted average LGD (%)		Weighted average LGD (%)
Internal UBS rating[1]	Exposure	0–25%	26–50%	51–75%	76–100%		Exposure
Net OTC derivatives exposure
Investment grade	9,247	189	7,488	1,379	191	47	8,737	46
Sub-investment grade	304	32	55	182	34	56	280	54
of which: 6−9	176	18	52	75	31	57	242	56
of which: 10−12	112	0	4	107	1	58	19	45
of which: 13 and defaulted	16	14	0	0	2	19	19	37
Total net OTC derivatives exposure, after credit valuation adjustments and hedges	9,550	221	7,543	1,561	225	47	9,016	47

Net SFT exposure
Investment grade	20,524	1	18,397	1,737	388	40	15,668	41
Sub-investment grade	297	0	174	34	90	62	336	63
Total net SFT exposure	20,821	1	18,571	1,772	478	40	16,004	41
1 The ratings of the major credit rating agencies, and their mapping to our internal rating scale, are shown in the “Internal UBS rating scale and mapping of external ratings” table in this section.

Investment Bank, Non-core and Legacy Portfolio and Group Treasury: net OTC derivatives and SFT exposure by geographical region
	Net OTC derivatives				Net SFT exposure
	31.12.19		31.12.18		31.12.19		31.12.18
	USD million	%	USD million	%	USD million	%	USD million	%
Asia Pacific	1,383	14.5	1,309	14.5	5,055	24.3	3,408	21.3
Latin America	97	1.0	104	1.2	4	0.0	62	0.4
Middle East and Africa	123	1.3	109	1.2	900	4.3	549	3.4
North America	2,421	25.3	2,621	29.1	4,714	22.6	3,014	18.8
Switzerland	1,022	10.7	276	3.1	852	4.1	1,375	8.6
Rest of Europe	4,503	47.2	4,597	51.0	9,297	44.7	7,597	47.5
Exposure	9,550	100.0	9,016	100.0	20,821	100.0	16,004	100.0

Investment Bank, Non-core and Legacy Portfolio and Group Treasury: net OTC derivatives and SFT exposure by industry sector
	Net OTC derivatives				Net SFT exposure
	31.12.19		31.12.18		31.12.19		31.12.18
	USD million	%	USD million	%	USD million	%	USD million	%
Banks	4,608	48.3	3,813	42.3	3,713	17.8	3,495	21.8
Chemicals	4	0.0	5	0.1	0	0.0	0	0.0
Electricity, gas, water supply	99	1.0	87	1.0	0	0.0	0	0.0
Financial institutions, excluding banks	3,188	33.4	3,425	38.0	15,593	74.9	11,404	71.3
Manufacturing	67	0.7	89	1.0	0	0.0	0	0.0
Mining	9	0.1	12	0.1	0	0.0	0	0.0
Public authorities	1,019	10.7	1,198	13.3	1,514	7.3	1,102	6.9
Retail and wholesale	17	0.2	10	0.1	0	0.0	0	0.0
Transport, storage and communication	383	4.0	284	3.1	0	0.0	0	0.0
Other	156	1.6	92	1.0	0	0.0	3	0.0
Exposure	9,550	100.0	9,016	100.0	20,821	100.0	16,004	100.0

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

Audited | The value assigned by UBS to each property is based on the lowest value determined from internally calculated valuations, the purchase price and, in some cases, an additional external valuation. p

We use two separate models provided by a market-leading external vendor to derive property valuations for owner-occupied residential properties (ORP) and income-producing real estate. For ORP, we estimate the current value of properties by using a regression model (a hedonic model) to compare detailed characteristics for each property against a database of property transactions. In addition to the model-derived values, valuations for ORP are updated quarterly throughout the lifetime of the loan by using region-specific real estate price indices. The price indices are sourced from an external vendor and are subject to internal validation and benchmarking against two other external vendors. On a quarterly basis, we use these valuations to compute indexed LTV for all ORP and consider these together with other risk measures (e.g., rating migration and behavioral information) to identify higher-risk loans, which are then reviewed individually by client advisors and credit officers, with action taken where considered necessary.

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

To take market developments into account for these models, the external vendor regularly updates the parameters and/or refines the architecture for each model. Model changes and parameter updates are subject to the same validation procedures as our internally developed models.

Risk, treasury and capital management
Risk management and control

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

A risk limit framework is applied to the Global Wealth Management Region Americas mortgage loan portfolio. Limits have been established to govern exposures within LTV categories, geographic concentrations, portfolio growth and high-risk mortgage segments, such as interest-only loans. These limits are monitored by a specialized credit risk monitoring team and reported to senior management. Supplementing this limit framework is a real estate lending policy and procedures framework, established to govern the real estate lending activities. Quality assurance and quality control programs are in place to monitor compliance with mortgage underwriting and documentation requirements. p

→   Refer to “Swiss mortgage loan portfolio” in this section for more information about LTV in our Swiss mortgage portfolio

→   Refer to “Global Wealth Management” in this section for more information about LTV in our Global Wealth Management Region Americas mortgage portfolio

Lombard lending

Audited | Lombard loans are secured by pledges of marketable securities, guarantees and other forms of collateral. Eligible financial securities primarily include transferable securities (such as bonds and equities) that are liquid and actively traded, and other transferable securities, such as approved structured products for which regular prices are available and for which the issuer of the security provides a market. To a lesser degree, less liquid collateral is also financed.

We apply discounts (haircuts) to reflect the pledged collateral’s risk and to derive the lending value. Haircuts for marketable securities are calculated to cover the possible change in the market value over a given close-out period and confidence level. The haircut applied will vary, depending on the view of the collateral quality. Less liquid or more volatile collateral will typically attract larger haircuts. For less liquid instruments, such as structured products, some bonds and products with long redemption periods, the assumed close-out period may be much longer than that for highly liquid instruments, or an assessment is made as to the expected recovery on the asset in the event of the counterparty’s default, resulting in a larger haircut. For cash, life insurance policies, guarantees and letters of credit, haircuts are determined on a product- or client-specific basis.

We also consider concentration and correlation risks across collateral posted at a counterparty level, as well as at a divisional level across counterparties. Additionally, we perform targeted Group-wide reviews of concentrations. A concentration of collateral in single securities, issuers or issuer groups, industry sectors, countries, regions or currencies may result in higher risk and reduced liquidity. In such cases, the lending value of the collateral, margin call and close-out levels are adjusted accordingly. p

Exposures and collateral values are monitored on a daily basis with the intention of ensuring that the credit exposure continues to be within the established risk tolerance. A shortfall occurs when the lending value drops below the exposure. If a shortfall exceeds a defined trigger level, a margin call is initiated, requiring the client to provide additional collateral, reduce the exposure or take other action to bring the exposure in line with the agreed lending value of the collateral. If the extent of the shortfall increases and exceeds a further trigger level, or the shortfall is not corrected within the required period, then a close-out is initiated, through which collateral is liquidated, open derivative positions are closed and guarantees are called.

We also conduct stress testing of collateralized exposures to simulate market events that reduce the value of the collateral, increase the exposure of traded products, or both. For certain classes of counterparties, limits on such calculated stress exposures are applied and controlled at a counterparty level. In addition, there are portfolio limits applied across certain businesses or collateral types.

→   Refer to “Stress loss” in this section for more information about our stress testing

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

We maintain strict guidelines for taking credit hedges into account for credit risk mitigation purposes. For example, when monitoring exposures against counterparty limits, we do not usually apply certain credit risk mitigants, such as proxy hedges (credit protection on a correlated but different name) or credit index CDSs, to reduce counterparty exposures. Buying credit protection also creates credit exposure with regard to the protection provider. We monitor and limit our exposures to credit protection providers and we also monitor the effectiveness of credit hedges as part of our overall credit exposures to the relevant counterparties. Trading with such counterparties is typically collateralized. For credit protection purchased to hedge the lending portfolio, this includes monitoring mismatches between the maturity of the credit protection purchased and the maturity of the associated loan. Such mismatches result in basis risk and may reduce the effectiveness of the credit protection. Mismatches are routinely reported to credit officers and mitigating actions are taken when deemed necessary. p

→   Refer to “Note 11 Derivative instruments” in the “Consolidated financial statements” section of this report for more information

Mitigation of settlement risk

To mitigate settlement risk, we reduce our actual settlement volumes through the use of multi-lateral and bilateral agreements with counterparties, including payment netting.

The most significant source of our settlement risk is foreign exchange transactions. We are a member of Continuous Linked Settlement (CLS), an industry utility that provides a multi-lateral framework to settle transactions on a delivery-versus-payment basis, thereby significantly reducing foreign exchange-related settlement risk relative to the volume of business. However, the mitigation of settlement risk through CLS and other means does not fully eliminate our credit risk in foreign exchange transactions resulting from changes in exchange rates prior to settlement, which is managed as part of our overall credit risk management of OTC derivatives.

Credit risk models

Basel III – A-IRB credit risk models

Audited | We have developed tools and models in order to estimate future credit losses that may be implicit in our current portfolio.

Exposures to individual counterparties are measured on the basis of three generally accepted parameters: probability of default (PD); exposure at default (EAD); and loss given default (LGD). For a given credit facility, the product of these three parameters results in the expected loss. These parameters are the basis for the majority of our internal measures of credit risk, and are key inputs for the regulatory capital calculation under the advanced internal ratings-based (A-IRB) approach of the Basel III framework governing international convergence of capital measurement and standards. We also use models to derive the portfolio credit risk measures of expected loss, statistical loss and stress loss. p

The “Key features of our main credit risk models” table on the next page shows the number and key features of the models that we use to derive PD, LGD and EAD for our main portfolios and asset classes, and is followed by more detailed explanations of these models and parameters.

→   Refer to the 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information about the regulatory capital calculation under the advanced internal ratings-based approach

Risk, treasury and capital management
Risk management and control

Key features of our main credit risk models
	Portfolio in scope	Asset class	Model approach	Number of main models	Main drivers	Number of years loss data[1]
Probability of default	Sovereigns and central banks	Central governments and central banks	Score card	1	Political, institutional and economic indicators	>10
	Owner-occupied mortgages in Switzerland and the US	Retail: residential mortgages	Score card	2	Behavioral data, affordability relative to income, property type, loan-to-value. Separate models for mortgages in Switzerland and the US	25
	Income-producing real estate mortgages	Retail: residential mortgages, Corporates: specialized lending	Score card	1	Loan-to-value, debt service coverage, financial data (for large corporates only), behavioral data; Weights of risk drivers differ between corporate and private clients	25
	Lombard lending	Retail: other	Merton type	1	Loan-to-value, historical asset returns, behavioral data	13
	Small and medium-sized enterprises	Corporates: other lending	Score card	1	Financial data including balance sheet ratios and profit and loss, behavioral data. Weights of risk drivers differ depending on the corporate client sub-segment	25
	Banks	Banks and securities dealers	Score card	4	Financial data including balance sheet ratios and profit and loss. Separate models for banks – developed markets, banks – emerging markets, broker-dealers and investment banks, private banks	12
	Commodity traders	Corporates: specialized lending	Rating template	1	Financial data including balance sheet ratios and profit and loss, as well as non-financial criteria	21
	Aircraft financing	Corporates: other lending	Rating template	1	Financial structure of the transaction	13
	Large corporates	Corporates: other lending	Score card / market data	4	Financial data including balance sheet ratios and profit and loss, and market data. Separate models for corporates with publicly traded and highly liquid stocks (Market Intelligence Tool), private corporates, leveraged corporates and corporates in construction and real estate business	12
	Other portfolios	Corporates: other lending, Public-sector entities and multilateral development banks	Score card / pooled rating approach / rating template	9	Financial data and/or historical portfolio performance for pooled ratings. Separate models for hedge funds, managed funds, insurance companies, commercial real estate loans, mortgage originators, public sector entities and multilateral development banks/supranationals	12
Loss given default	Owner-occupied mortgages in Switzerland and the US	Retail: residential mortgages	Statistical model	2	Loan-to-value, time since last valuation. Separate models for mortgages in Switzerland and the US	11
	Income-producing real estate mortgages	Retail: residential mortgages, Corporates: specialized lending	Statistical model	1	Loan-to-value, time since last valuation, property type, location indicator	11
	Lombard lending	Retail: other	Statistical model, simulation	1	Historical observed loss rates	11
	Small and medium-sized enterprises	Corporates: other lending	Statistical model	2	Separate models for mortgage and non-mortgage LGDs. Mortgage models: loan-to-value, time since last valuation, property type, location indicator. Non-mortgage models: historical observed loss rates	11–17
	Investment Bank – all counterparties	Across the asset classes	Statistical model	2

Counterparty and facility specific, including industry segment, collateral, seniority, legal environment and bankruptcy procedures. Specific model for sovereign LGDs based on econometric modelling of past default events using GDP per capita, government debt, and other quantitative and qualitative factors such as the share of multilateral debt service, the size of the banking sector and institutional quality

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

p

Probability of default

Probability of default (PD) is an estimate of the likelihood of a counterparty defaulting on its contractual obligations over the next 12 months. PD ratings are used for credit risk measurement and are an important input for determining credit risk approval authorities. For the calculation of risk-weighted assets (RWA), a 3-basis-point PD floor is applied to Banks, Corporates and Retail exposures as required under the Basel III framework. Additionally, for Swiss owner-occupied mortgages we apply an 8-basis-point PD floor and for Lombard loans a 4-basis-point PD floor.

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

The ratings of the major credit rating agencies, and their mapping to our masterscale and internal PD bands, are shown in the “Internal UBS rating scale and mapping of external ratings” table above. The mapping is based on the long-term average of one-year default rates available from the rating agencies. For each external rating category, the average default rate is compared with our internal PD bands to derive a mapping to our internal rating scale. Our internal rating of a counterparty may therefore diverge from one or more of the correlated external ratings shown in the table. Observed defaults by rating agencies may vary through economic cycles, and we do not necessarily expect the actual number of defaults in our equivalent rating band to equal the rating agencies’ average in any given period. We periodically assess the long-term average default rates of credit rating agencies’ grades, and we adjust their mapping to our masterscale as necessary to reflect any material changes.

Exposure at default

Exposure at default (EAD) represents the amount we expect to be owed by a counterparty at the time of a possible default. We derive EAD from our current exposure to the counterparty and the possible future development of that exposure.

The EAD of an on-balance sheet loan is its notional amount. For off-balance sheet commitments that are not drawn, credit conversion factors (CCFs) are applied in order to obtain an expected on-balance sheet amount. Such CCFs are based on historical observations. To comply with regulatory guidance, we floor individual observed CCF values at zero in the CCF model; i.e., we assume that the drawn EAD will be no less than the drawn amount one year prior to default.

For traded products, we derive EAD by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques. We assess the net amount that may be owed to us or that we may owe to others, taking into account the effect of market movements over the potential time it would take to close out our positions. For ETDs, our calculation of EAD takes into account collateral margin calls. When measuring individual counterparty exposure against credit limits, we consider the maximum likely exposure measured to a high level of confidence. However, when aggregating exposures to different counterparties for portfolio risk measurement purposes, we use the expected exposure to each counterparty at a given time period (usually one year) generated by the same model.

Risk, treasury and capital management
Risk management and control

We assess our exposures where there is a material correlation between the factors driving the credit quality of the counterparty and those driving the potential future value of our traded products exposure (wrong-way risk), and we have established specific controls to mitigate such risks.

Loss given default

Loss given default (LGD) is the magnitude of the likely loss if there is a default. Our LGD estimates, which consider downturn conditions, include loss of principal, interest and other amounts (such as workout costs, including the cost of carrying an impaired position during the workout process) less recovered amounts. We determine LGD based on the likely recovery rate of claims against defaulted counterparties, which depends on the type of counterparty and any credit mitigation by way of collateral or guarantees. Our estimates are supported by our internal loss data and external information, where available. Where we hold collateral, such as marketable securities or a mortgage on a property, loan-to-value ratios are typically a key parameter in determining LGD. For low-default portfolios, where available, we take into account relevant external default data in the rating tool development. In the RWA calculation, the regulatory LGD floor of 10% is applied for exposures secured by residential properties. Additionally, we apply a 30% LGD floor for Lombard loans in Global Wealth Management outside Region Americas and a 25% LGD floor for Lombard loans in Global Wealth Management Region Americas. All other LGDs are subject to a 5% floor.

Expected loss

Credit losses are an inherent cost of doing business and the occurrence and amount of credit losses can be erratic. In order to quantify future credit losses that may be implicit in our current portfolio, we use the concept of expected loss. The expected loss for a given credit facility is a product of the three components described above, i.e., PD, EAD and LGD. We aggregate the expected loss for individual counterparties to derive our expected portfolio credit losses.

Expected loss (EL) for regulatory and internal risk control purposes is a statistical measure used to estimate the average annual costs we expect to experience from positions that become impaired. Expected loss is the basis for quantifying credit risk in all our portfolios. We use a statistical modeling approach to estimate the loss profile of each of our credit portfolios over a one-year period to a specified level of confidence. The mean value of this loss distribution is the expected loss. The EL provides an indication of the level of risk in our portfolio and it may change over time. Some parameters have to be estimated on a conservative basis in order to meet the regulatory requirements for banks applying the internal ratings-based approach to determine RWA.

IFRS 9 – ECL credit risk models

The IFRS 9 expected credit loss (ECL) concept differs from our standard credit risk models in some important aspects. The following ECL definitions are generally derivations from our standard credit risk models.

→   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about our accounting policy for allowances and provisions for ECL

Probability of default

PD represents the likelihood of a default over a specified time period. A 12-month PD represents the likelihood of default determined for the next 12 months and a lifetime PD represents the probability of default over the remaining lifetime of the instrument. The lifetime PD calculation is based on a series of 12-month point-in-time PDs that are derived from through-the-cycle PDs and scenario forecasts. This modeling is region-, industry- and client segment-specific and considers both macroeconomic scenario-dependencies and client-idiosyncratic information. To derive the cumulative lifetime PD per scenario, the series of 12-month point-in-time PDs are transformed into marginal point-in-time PDs, taking into account any assumed default events from prior periods.

Exposure at default

EAD represents an estimate of the exposure to credit risk at the time of a potential default occurring during the life of a financial instrument. It represents the cash flows outstanding at the time of default, considering expected repayments, interest payments and accruals, discounted at the effective interest rate. Future drawdowns on facilities are considered through a CCF that is reflective of historical drawdown and default patterns and the characteristics of the respective portfolios. ECL-specific CCFs have been modeled to capture client segment- and product-specific patterns after removing Basel standard-specific limitations, i.e., conservatism, and focus on a 12-month period prior to default.

Loss given default

LGD represents an estimate of the loss at the time of a potential default occurring during the life of a financial instrument. The determination of the LGD takes into account expected future cash flows from collateral and other credit enhancements, or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims. LGD is commonly expressed as a percentage of the relevant EAD.

Expected credit loss

Expected credit losses (ECLs) represent the difference between contractual cash flows and those UBS expects to receive, discounted at the EIR. For loan commitments and other credit facilities in scope of ECL requirements, expected cash shortfalls are determined by considering expected future drawdowns. Rather than focusing on an average through-the-cycle expected annual loss, its purpose is to estimate the amount of losses inherent in a portfolio based on current conditions and future outlook (a point-in-time measure), whereby such forecast has to include all information that is available without undue cost and effort, and address multiple scenarios where there is a perceived non-linearity between changes in economic conditions and their effect on credit losses. From a credit risk modeling perspective, ECL parameters are generally a derivation of the factors assessed for regulatory Basel III EL.

Comparison of Basel III EL and IFRS 9 ECL

Depending on the application, there are a number of key differences in the estimation process and the result thereof. Most notably, regulatory Basel III EL parameters are through-the-cycle / downturn estimates, which might include a margin of conservatism, while IFRS 9 ECL parameters are typically point-in-time, reflecting current economic conditions and future outlook. The main differences are summarized in the table below.

The estimation of expected (credit) loss is not a forecast of the annual charge to Credit loss expense resulting from loans and off-balance sheet exposures that become impaired. Basel III EL is not particularly sensitive to prevailing economic conditions with its through-the-cycle / downturn view. ECL, in contrast, is grounded in point-in-time economic conditions, but measured as an average of different scenarios, and for time periods that are dependent on the maturity profile of the book at reporting date and the particular stage classification required by IFRS 9. It does not, therefore, cover a point-in-time credit loss expense expectation measured over a quarter or a calendar year.

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

In the table below, we illustrate the main differences between the two expected loss measures:

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

In the absence of a significant increase in credit risk (SICR), a maximum 12-month ECL is recognized to reflect lifetime cash shortfalls that will result if a default event occurs in the 12 months after the reporting date (or a shorter period if the expected lifetime is less). Once an SICR event has occurred, a lifetime ECL is recognized considering expected default events over the life of the transaction.

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

Probability of default (PD)

PD estimates are determined on a through-the-cycle (TTC) basis. They represent historical average PDs, taking into account observed losses over a prolonged historical period, and are therefore less sensitive to movements in the underlying economy.

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

→   Refer to “Stress testing” in this section for more information about our stress testing framework

Credit risk model confirmation

Our approach to model confirmation involves both quantitative methods, including monitoring compositional changes in the portfolios and the results of backtesting, and qualitative assessments, including feedback from users on the model output as a practical indicator of the performance and reliability of the model.

Material changes in a portfolio composition may invalidate the conceptual soundness of the model. We therefore perform regular analyses of the evolution of portfolios to identify such changes in the structure and credit quality of portfolios. This includes analyses of changes in key attributes, changes in portfolio concentration measures, as well as changes in RWA.

→   Refer to “Risk measurement” in this section for more information about our approach to model confirmation procedures

Backtesting

We monitor the performance of our models by backtesting and benchmarking them, whereby model outcomes are compared with actual results, based on our internal experience and externally observed results. To assess the predictive power of our credit exposure models for traded products such as OTC derivatives and ETD products, we statistically compare the predicted future exposure distributions at different forecast horizons with the realized values.

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

For LGD, the backtesting statistically tests whether the mean difference between the observed and predicted LGD is zero. If the test fails, there is evidence that our predicted LGD is too low. In such cases, and where these differences are outside expectations, models are recalibrated.

Main credit models backtesting by regulatory asset class
	Length of time series used for the calibration (in years)	Actual rates in %			Estimated average rates at the start of 2019 in %
		Average of last 5 years[1]	Min. of last 5 years[2]	Max. of last 5 years[2]
Probability of default[3]
Central governments and central banks	>10[4]	0.00	0.00	0.00	0.17
Banks and securities dealers	>10	0.03	0.00	0.21	0.19
Public-sector entities, multilateral development banks	>10	0.15	0.00	0.53	0.64
Corporates: specialized lending	>10	0.32	0.15	0.60	1.21
Corporates: other lending	>10	0.25	0.21	0.29	0.46
Retail: residential mortgages	>20	0.21	0.12	0.28	0.56
Retail: other	>10	0.00	0.00	0.01	0.30

Loss given default
Central governments and central banks	>10				51.00
Banks and securities dealers	>10				27.50
Public-sector entities, multilateral development banks	>10				48.70
Corporates: specialized lending	>10	7.40	0.00	34.60	23.20
Corporates: other lending	>10	26.40	8.00	28.00	37.70
Retail: residential mortgages	>20	0.80	0.20	1.70	20.70
Retail: other	>10	29.20	17.90	65.30	27.40

Credit conversion factors
Corporates	>10	15.80	6.90	44.30	40.20

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

Changes to models and model parameters during the period

As part of our continuous efforts to enhance models to reflect market developments and newly available data, we updated several models in the course of 2019.

In Personal & Corporate Banking and Global Wealth Management, we completed the phasing-in of RWA increases related to PD and LGD changes of the revised models for Swiss residential mortgages that were implemented in 2017. With regard to the EAD, the CCF for zero-balance securities-backed lending and margin loans in Global Wealth Management was changed from 5% to 15%.

Within the Investment Bank, selected portfolios with lower materiality levels and exposures rated by expert judgment were moved to the Standardized Approach for the RWA calculation.

Where required, changes to models and model parameters were approved by the Swiss Financial Market Supervisory Authority (FINMA) prior to implementation.

→   Refer to “Risk-weighted assets” in the “Capital management” section of this report for more information about the effect of the changes to models and model parameters on credit risk RWA

Future credit risk-related regulatory capital developments

In December 2017, the Basel Committee on Banking Supervision announced the finalization of the Basel III framework, which we currently expect FINMA to introduce into national law later than the originally communicated effective date of 1 January 2022. The updated framework has made a number of revisions to the internal ratings-based (IRB) approaches, namely: (i) removing the possibility of using the advanced IRB (A-IRB) approach for certain asset classes (including large and medium-sized corporate clients, banks and other financial institutions); (ii) placing floors on certain model inputs under the IRB approach, such as for PD and LGD; and (iii) introducing various requirements to reduce RWA variability (for example, for LGD).

The published framework has a number of requirements that are subject to national discretion. In addition, revisions to the credit valuation adjustment (CVA) framework were published, including the removal of the advanced CVA (A-CVA) approach. UBS maintains a close dialog with FINMA to discuss in more detail the implementation objectives and to prepare for a smooth transition of the capital regime for credit risk.

→   Refer to “Capital management objectives, planning and activities” in the “Capital management” section of this report for more information about the development of RWA

→   Refer to “Risk measurement” in this section for more information about our approach to model confirmation procedures

→   Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Credit policies for distressed assets

The “Exposure categorization” chart on the next page illustrates how we categorize banking products and securities financing transactions as non-performing, defaulted, credit-impaired and purchased or originated credit-impaired.

Non-performing

Audited | In line with the regulatory definition, we report a claim as non-performing when: (i) it is more than 90 days past due; (ii) it is subject to restructuring proceedings, where preferential conditions concerning interest rates, subordination, tenor, etc. have been granted in order to avoid default of the counterparty (forbearance); or (iii) the counterparty is subject to bankruptcy / enforced liquidation proceedings in any form, even if there is sufficient collateral to cover the due payment or there is other evidence that payment obligations will not be fully met without recourse to collateral.

Risk, treasury and capital management
Risk management and control

Default and credit-impaired

UBS applies a single definition of default for classifying assets and determining the PD of its obligors for risk modeling purposes. The definition of default is based on quantitative and qualitative criteria. A counterparty is classified as defaulted at the latest when material payments of interest, principal or fees are overdue for more than 90 days, or more than 180 days for certain exposures in relation to loans to private and commercial clients in Personal & Corporate Banking, and to private clients of Global Wealth Management Region Switzerland. UBS does not consider the general 90-day presumption for default recognition appropriate for those latter portfolios based on an analysis of the cure rates, which demonstrated that strict application of the 90-day criterion would not accurately reflect the inherent credit risk. Counterparties are also classified as defaulted when: bankruptcy, insolvency proceedings or enforced liquidation have commenced; obligations have been restructured on preferential terms (forbearance); or there is other evidence that payment obligations will not be fully met without recourse to collateral. The latter may be the case even if, to date, all contractual payments have been made when due. If one claim against a counterparty is defaulted on, generally all claims against the counterparty are treated as defaulted.

An instrument is classified as credit-impaired if the counterparty is classified as defaulted, and/or the instrument is identified as purchased or originated credit-impaired (POCI). An instrument is POCI if it has been purchased at a deep discount to its carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except POCI), it is reported as a stage 3 instrument and remains as such unless all past due amounts have been rectified, additional payments have been made on time, the position is not classified as credit-restructured, and there is general evidence of credit recovery. A three-month probation period is applied before a transfer back to stages 1 or 2 can be triggered. However, most instruments remain in stage 3 for a longer period. p

Exposure categorization

Performing
Non-performing[1]
Stage 1
Credit exposures with no significant increase in the risk of default since initial recognition
Stage 2 (significant increase in credit risk)
Credit exposures with a significant increase in the risk of default since initial recognition
Stage 3 (credit-impaired[1])
Credit exposures that are classified as in default
0–30 days past due
31–90 days past due
91–180 days past due (certain exposures)
More than 90 days past due (more than 180 days for certain exposures)
Forbearance / credit restructuring[2]
Credit exposures classified as forborne at earlier stage, where non-preferential conditions have superseded initially granted preferential conditions or the counterparty has recovered and the preferential conditions no longer exceed our risk appetite and for which the credit situation has subsequently improved
Credit exposures where concessions exceeding our risk tolerance have been granted under imminent payment default or in default
Purchased or originated credit-impaired (POCI)
Credit exposures classified as POCI at initial recognition for which the credit situation has subsequently improved
Credit exposures where full collection of initial contractual claims has been doubtful since initial recognition

1 Excluding purchased or originated credit-impaired instruments. 2 May include purchased or originated credit-impaired instruments.

Forbearance (credit restructuring)

Audited | Under imminent payment default or where default has already occurred, we may grant concessions to borrowers in financial difficulties that we would otherwise not consider in the normal course of our business, such as offering preferential interest rates, extending maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc. When a forbearance measure takes place, each case is considered individually and the exposure is generally classified as defaulted. Forbearance classification will remain until the loan is collected or written off, non-preferential conditions are granted that supersede the preferential conditions or until the counterparty has recovered and the preferential conditions no longer exceed our risk tolerance.

Contractual adjustments when there is no evidence of imminent payment default, or where changes to terms and conditions are within our usual risk tolerance, are not considered to be forborne. p

Loss history statistics

An instrument is classified as credit-impaired if the counterparty has defaulted. This also includes credit-impaired exposures for which no loss has occurred or for which no allowance has been recognized (e.g., because they are expected to be fully recoverable through the collateral held).

The “Loss history statistics” table below provides a five-year history of our credit loss experience for loans and advances to banks and customers, and ratios of those credit losses relative to our credit-impaired and non-performing loans and advances to banks and customers. For the years 2015 to 2017, the amounts are based on IAS 37 and IAS 39; for 2018 and 2019, the amounts are based on IFRS 9.

Credit-impaired loans and advances to banks and customers were USD 2.3 billion as of 31 December 2019, unchanged compared with 31 December 2018.

The majority of the credit-impaired exposure relates to loans and advances in our Swiss domestic business. The ratio of credit-impaired loans and advances to banks and customers to total loans and advances to banks and customers was 0.7%, unchanged compared with 31 December 2018.

→   Refer “Note 10 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about ECL measurement

→   Refer to “Note 17a Other financial assets measured at amortized cost” in the “Consolidated financial statements” section of this report for more details

Loss history statistics
USD million, except where indicated	31.12.19 IFRS 9	31.12.18 IFRS 9	31.12.17 IAS 37, IAS 39	31.12.16 IAS 37, IAS 39	31.12.15 IAS 37, IAS 39
Loans and advances to banks and customers (gross)	340,003	338,000	342,604	314,485	324,059
Credit-impaired loans and advances to banks and customers	2,309	2,300	1,104	958	1,224
Non-performing loans and advances to banks and customers	2,466	2,419	2,149	2,357	1,627
ECL allowances and provisions for credit losses[1,2]	1,029	1,054	712	642	726
of which: allowances for loans and advances to banks and customers[1]	770	780	678	589	691
Write-offs[3]	142	210	101	121	116
of which: write-offs for loans and advances to banks and customers	122	192	101	121	116
Credit loss (expense) / recovery[4]	(78)	(118)	(131)	(38)	(118)
Ratios
Credit-impaired loans and advances to banks and customers as a percentage of loans and advances to banks and customers (gross)	0.7	0.7	0.3	0.3	0.4
Non-performing loans and advances to banks and customers as a percentage of loans and advances to banks and customers (gross)	0.7	0.7	0.6	0.7	0.5
ECL allowances for loans and advances to banks and customers as a percentage of loans and advances to banks and customers (gross)	0.2	0.2	0.2	0.2	0.2
Net write-offs as a percentage of average loans and advances to banks and customers (gross) outstanding during the period	0.0	0.1	0.0	0.0	0.0

1 Includes collective loan loss allowances (until 31 December 2017). Until 31 December 2017 did not include allowances for other receivables (31 December 2017: USD 19 million; 31 December 2016: USD 0 million; 31 December 2015: USD 0 million).    2 Includes provisions for ECL of guarantees and loan commitments and allowances for securities financing transactions.    3 Includes net write-offs for loan commitments and securities financing transactions.    4 Includes credit loss (expense) / recovery for other financial assets at amortized cost, guarantees, loan commitments, and securities financing transactions.

Risk, treasury and capital management
Risk management and control

Market risk

Key developments

Market risk remained at low levels as a result of our continued focus on managing tail risks. Average management VaR (1-day, 95% confidence level) decreased to USD 11 million from USD 12 million in the prior year, mainly driven by the Investment Bank’s Equities business. The number of negative backtesting exceptions within a 250-business-day window decreased from 2 to 0 by the end of the year. The FINMA VaR multiplier for market risk RWA remained unchanged at 3 as of 31 December 2019.

Audited | Main sources of market risk

Market risks arise from both our trading and non-trading business activities.

–   Trading market risks arise mainly in connection with primary debt and equity underwriting, securities and derivatives trading for market-making and client facilitation within our Investment Bank, as well as the remaining positions within Non-core and Legacy Portfolio in Corporate Center and our municipal securities trading business within Global Wealth Management.

–   Non-trading market risks arise predominantly in the form of interest rate and foreign exchange risks in connection with personal banking and lending in our wealth management businesses, our personal and corporate banking business in Switzerland and the Investment Bank’s lending business, in addition to treasury activities.

–   Group Treasury assumes market risks in the process of managing interest rate risk, structural foreign exchange risk and the liquidity and funding profile (including high-quality liquid assets) of the Group.

–   Equity and debt investments can also give rise to market risks, as can some aspects of our employee benefits, such as defined benefit pension schemes. p

Audited | Overview of measurement, monitoring and management techniques

–   Market risk limits are set for the Group, the business divisions, Group Treasury and Non-core and Legacy Portfolio at granular levels within the various business lines, reflecting the nature and magnitude of the market risks.

–   Management VaR measures exposures under the market risk framework. This includes trading market risks and parts of non-trading market risks. Non-trading market risks not included in VaR are also covered in the risks controlled by Market & Treasury Risk Control as set out further below.

–   Our primary portfolio measures of market risk are liquidity-adjusted stress (LAS) loss and VaR. Both are common to all our business divisions and subject to limits that are approved by the Board of Directors (the BoD).

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

–   Non-trading foreign exchange risks are managed under market risk limits, with the exception of Group Treasury management of consolidated capital activity.

Our Market & Treasury Risk Control function applies a holistic risk framework, which sets the appetite for treasury-related risk-taking activities across the Group. A key element of the framework is an overarching economic value sensitivity limit, set by the BoD. This limit is linked to the level of Basel III common equity tier 1 (CET1) capital, and takes into account risks arising from interest rates, foreign exchange and credit spreads. In addition, the sensitivity of net interest income to changes in interest rates is monitored against targets set by the Group Chief Executive Officer, in order to analyze the outlook and volatility of net interest income based on market-expected interest rates. Limits are also set by the BoD to balance the effect of foreign exchange movements on our CET1 capital and CET1 capital ratio. Non-trading interest rate and foreign exchange risks are included in our Group-wide statistical and stress testing metrics, which flow into our risk appetite framework.

Equity and debt investments are subject to a range of risk controls, including preapproval of new investments by business management and Risk Control and regular monitoring and reporting. They are also included in our Group-wide statistical and stress testing metrics, which flow into our risk appetite framework. p

→   Refer to “Currency management” in the “Treasury management” section of this report for more information about Group Treasury’s management of foreign exchange risks

→   Refer to the “Capital management” section of this report for more information about the sensitivity of our CET1 capital and CET1 capital ratio to currency movements

Market risk stress loss

In addition to VaR, which is discussed below, we measure and manage our market risks through a comprehensive framework of non-statistical measures and related limits. This includes an extensive series of stress tests and scenario analyses, which we continuously evaluate with the intention of ensuring that any losses resulting from an extreme yet plausible event do not exceed our risk appetite.

Liquidity-adjusted stress

Our primary measure of stress loss for Group-wide market risk is LAS. The LAS framework is designed to capture the economic losses that could arise under specified stress scenarios. This is in part achieved by replacing the standard one-day and 10-day holding period assumptions used for management and regulatory VaR, with liquidity-adjusted holding periods, as explained below. Shocks are then applied to positions based on the expected market movements over the liquidity-adjusted holding periods resulting from the specified scenario.

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

LAS-based limits are applied at a number of levels: Group, business division, Group Treasury and Non-core and Legacy Portfolio; business area; and sub-portfolio. In addition, LAS forms the core market risk component of our combined stress test framework and is therefore integral to our overall risk appetite framework.

→   Refer to “Risk appetite framework” in this section for more information

→   Refer to “Stress testing” in this section for more information about our stress testing framework

Value-at-risk

VaR definition

Audited | VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon (holding period) at an established level of confidence. The measure assumes no change in the Group’s trading positions over the set time horizon.

We calculate VaR on a daily basis. The profit or loss distribution from which VaR is derived is generated by our internally developed VaR model. The VaR model simulates returns over the holding period of those risk factors to which our trading positions are sensitive, and subsequently quantifies the profit or loss effect of these risk factor returns on the trading positions. Risk factor returns associated with the risk factor classes of general interest rates, foreign exchange and commodities are based on a pure historical simulation approach, taking into account a five-year look-back window. Risk factor returns for selected issuer-based risk factors, such as equity price and credit spreads, are decomposed into systematic and residual, issuer-specific components using a factor model approach. Systematic returns are based on historical simulation, and residual returns are based on a Monte Carlo simulation. The VaR model profit or loss distribution is derived from the sum of the systematic and residual returns in such a way that we consistently capture systematic and residual risk. Correlations among risk factors are implicitly captured via the historical simulation approach. In modeling the risk factor returns, we consider the stationarity properties of the historical time series of risk factor changes. Depending on the stationarity properties of the risk factors within a given risk factor class, we choose to model the risk factor returns using absolute returns or logarithmic returns. The risk factor return distributions are updated on a fortnightly basis.

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

Risk, treasury and capital management
Risk management and control

We also use stressed VaR (SVaR) for the calculation of market risk RWA. SVaR adopts broadly the same methodology as regulatory VaR and is calculated using the same population, holding period (10-day) and confidence level (99%). However, unlike regulatory VaR, the historical data set for SVaR is not limited to five years, but instead spans the time period from 1 January 2007 to the present. In deriving SVaR, we search for the largest 10-day holding period VaR for the current Group portfolio across all one-year look-back windows that fall into the interval from 1 January 2007 to the present. SVaR is computed weekly. p

→   Refer to the 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors, for more information about the regulatory capital calculation under the advanced internal ratings-based approach

Management VaR for the period

The tables below show minimum, maximum, average and period-end management VaR by business division and Corporate Center, and by general market risk type. We continued to manage management VaR at low levels with average VaR decreasing to USD 11 million from USD 12 million in the prior year.

Audited |

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Corporate Center by general market risk type[1]
	For the year ended 31.12.19
USD million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				2	6	3	2	1
		Max.			14	12	8	8	6
			Average		6	9	5	3	2
				31.12.19	5	8	5	3	3
Total management VaR, Group	6	18	11	9	Average (per business division and risk type)
Global Wealth Management	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	4	17	9	7	6	7	4	3	2
Corporate Center	4	8	5	5	1	5	2	1	0
Diversification effect[2,3]			(5)	(4)	(1)	(4)	(2)	(1)	0

	For the year ended 31.12.18
USD million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				3	5	5	1	1
		Max.			22	11	9	13	4
			Average		8	8	7	3	2
				31.12.18	5	7	5	6	2
Total management VaR, Group	5	26	12	12	Average (per business division and risk type)
Global Wealth Management	0	2	1	1	0	1	2	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	4	25	11	10	8	6	6	3	2
Corporate Center	4	7	5	6	1	4	2	1	0
Diversification effect[2,3]			(5)	(5)	(1)	(4)	(3)	(1)	0

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

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

SVaR is subject to the same limitations as noted for VaR above, but the use of one-year data sets avoids the smoothing effect of the five-year data set used for VaR, and the absence of the five-year window provides a longer history of potential loss events. Therefore, although the significant period of stress during the financial crisis of 2007–2009 is no longer contained in the historical five-year period used for management and regulatory VaR, SVaR will continue to use this data. This approach is intended to reduce the procyclicality of the regulatory capital requirements for market risks.

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

VaR backtesting is a performance measurement process in which the 1-day VaR prediction is compared with the realized 1-day profit or loss (P&L). We compute backtesting VaR using a 99% confidence level and one-day holding period for the population included within regulatory VaR. Since 99% VaR at UBS is defined as a risk measure that operates on the lower tail of the P&L distribution, 99% backtesting VaR is a negative number. Backtesting revenues exclude non-trading revenues, such as valuation reserves, fees and commissions and revenues from intraday trading, to provide for a like-for-like comparison. A backtesting exception occurs when backtesting revenues are lower than the previous day’s backtesting VaR.

Risk, treasury and capital management
Risk management and control

Statistically, given the confidence level of 99%, two or three backtesting exceptions per year can be expected. More than four exceptions could indicate that the VaR model is not performing appropriately, as could too few exceptions over a prolonged period of time. However, as noted in the VaR limitations above, a sudden increase or decrease in market volatility relative to the five-year window could lead to a higher or lower number of exceptions, respectively. Accordingly, Group-level backtesting exceptions are investigated, as are exceptional positive backtesting revenues, with results being reported to senior business management, the Group Chief Risk Officer and the Group Chief Market & Treasury Risk Officer. Backtesting exceptions are also reported to internal and external auditors and to the relevant regulators.

The “Group: development of regulatory backtesting revenues and actual trading revenues against backtesting VaR” chart on the previous page shows the 12-month development of backtesting VaR against the Group’s backtesting revenues and actual trading revenues for 2019. The chart shows both the 99% and the 1% backtesting VaR. The asymmetry between the negative and positive tails is due to the long gamma risk profile that has been run historically in the Investment Bank.

The actual trading revenues include, in addition to backtesting revenues, intraday revenues.

The number of negative backtesting exceptions within a 250-business-day window decreased from 2 to 0 by the end of the year. The FINMA VaR multiplier for market risk RWA remained unchanged at 3 as of 31 December 2019.

VaR model confirmation

In addition to backtesting performed for regulatory purposes as described above, we also conduct extended backtesting for our internal model confirmation purposes. This includes observing model performance across the entire P&L distribution, not just the tails, and at multiple levels within the business division and Corporate Center hierarchies.

→   Refer to “Risk measurement” in this section for more information about our approach to model confirmation procedures

VaR model developments in 2019

Audited | We did not make any material changes to the VaR model in 2019. p

Future market risk-related regulatory capital developments

In January 2019, the Basel Committee on Banking Supervision published the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book). As per the Swiss timelines for adopting Basel III, the new accord is expected to enter into force on 1 January 2023 at the earliest.

Key elements of the revised market risk framework include:
(i) changes to the internal model-based approach, including changes to the model approval and performance measurement process; (ii) changes to the standardized approach with the aim of it being a credible fallback method for an internal model-based approach; and (iii) a revised boundary between trading book and banking book. UBS maintains a close dialog with FINMA to discuss the implementation objectives in more detail and to provide a smooth transition of the capital regime for market risk.

→   Refer to “Capital management objectives, planning and activities” in the “Capital management” section of this report for more information about the development of RWA

→   Refer to “Risk measurement” in this section for more information about our approach to model confirmation procedures

→   Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Interest rate risk in the banking book

Changes to our interest rate risk in the banking book disclosure

Based on the 2016 standards of the Basel Committee on Banking Supervision, FINMA published the revised Circular “2019/2 Interest Rate Risk – Banks,” which sets out minimum standards for the measurement, management, monitoring and control of interest rate risks in the banking book (IRRBB). This circular came into effect in January 2019, with the first enhanced Pillar 3 disclosure provided in our 30 June 2019 Pillar 3 report.

We have aligned the IRRBB disclosure in our financial reports to the new Pillar 3 requirements. In particular, the economic value of equity (EVE) sensitivity is assessed under six regulatory rate-shock scenarios defined by FINMA in the circular, which are currency-specific and not subject to flooring.

Sources of interest rate risk in the banking book

Audited | IRRBB arises from balance sheet positions such as Loans and advances to banks, Loans and advances to customers, Financial assets at fair value not held for trading, Financial assets measured at amortized cost, Customer deposits, Debt issued measured at amortized cost, and derivatives, including those used for cash flow hedge accounting purposes. These positions may affect other comprehensive income (OCI) or the income statement, depending on their accounting treatment.

Our largest banking book interest rate exposures arise from customer deposits and lending products in Global Wealth Management and Personal & Corporate Banking. The inherent interest rate risks are generally transferred from Global Wealth Management and Personal & Corporate Banking to Group Treasury, to manage them centrally within Corporate Center. This allows for the netting of interest rate risks across different sources, while leaving the originating businesses with commercial margin and volume management. The residual interest rate risk is mainly hedged with interest rate swaps, to the vast majority of which we apply hedge accounting. Short-term exposures and high-quality liquid assets classified as Financial assets at fair value not held for trading are hedged with derivatives accounted for on a mark-to-market basis. Long-term fixed-rate debt issued is hedged with interest rate swaps designated in fair value hedge accounting relationships.

Risk management and governance

IRRBB is measured using a number of metrics, the most relevant of which are the following:

–   Interest rate sensitivities to parallel shifts in yield curves, calculated as changes in the present value of future cash flows irrespective of accounting treatment. These are also the key risk factors for statistical and stress-based measures, such as value-at-risk and stress scenarios (including EVE sensitivity), and are measured and reported with a daily frequency. EVE sensitivity is the exposure arising from the most adverse regulatory interest rate scenario after netting across currencies. In addition to the regulatory measure, we apply an internal EVE sensitivity metric that includes equity, goodwill, real estate and additional tier 1 (AT1) capital instruments.

–   Net interest income (NII) sensitivity assesses the change in NII over a set time horizon compared with the baseline NII, which we internally calculate by assuming that interest rates in all currencies develop according to their market-implied forward rates and under the assumption of constant business volumes and no specific management actions. The internal NII sensitivity, which includes the contribution from cash held at central banks, unlike the Pillar 3 disclosure requirements, is measured and reported on a monthly basis.

We actively manage IRRBB, with the objective of reducing the volatility of NII, while keeping the EVE sensitivity within set internal risk limits.

EVE and NII sensitivity are monitored against limits and triggers, both at consolidated and at significant legal entity levels. We also assess the sensitivity of EVE and NII under stressed market conditions by applying a suite of parallel and non-parallel interest rate scenarios, as well as specific economic scenarios.

The Interest Rate Risk in the Banking Book Strategy Committee, which is a sub-committee of the Group Asset and Liability Committee (ALCO), and, where relevant, ALCOs at a legal entity level, perform independent oversight over the management of IRRBB. IRRBB is also subject to Group Internal Audit and model governance.

→   Refer to “Group Internal Audit” in the “Corporate governance” section of this report and to “Risk measurement” in this section for more information

Key modeling assumptions

The cash flows from customer deposits and lending products used in the calculation of EVE sensitivity exclude commercial margins and other spread components, are aggregated for each business day and are discounted using risk-free rates. Our external issuances are discounted using UBS’s senior debt curve, and capital instruments are modeled to the first call date. NII sensitivity is calculated over a one-year time horizon, assuming constant balance sheet structure and volumes, and considers the flooring effect of embedded interest rate options.

The average repricing maturity of non-maturing deposits and loans is determined via replication portfolio strategies that are designed to protect product margin. Optimal replicating portfolios are determined at a granular currency- and product-specific level by simulating and applying a real-world market rate model to historically calibrated client rate and volume models.

We use an econometric prepayment model to forecast prepayment rates on US mortgage loans in UBS Bank USA, as well as agency mortgage-backed securities (MBSs) held in various liquidity portfolios of UBS Americas Holding LLC consolidated. These prepayment rates are used to forecast both mortgage loan and MBS balances under various macroeconomic scenarios. The prepayment model is used for a variety of purposes, including risk management and regulatory stress testing. Mortgages in Switzerland and fixed-term deposits generally do not carry similar optionality, due to prepayment and early redemption penalties. p

Risk, treasury and capital management
Risk management and control

Effect of interest rate changes on shareholders’ equity and CET1 capital

The “Accounting and capital effect of changes in interest rates” table below illustrates the effects on shareholders’ equity and CET1 capital of gains and losses resulting from changes in interest rates in the main banking book positions. For instruments held at fair value, a change in interest rates results in an immediate fair value gain or loss recognized either in the income statement or through OCI. Typically, increases in interest rates would lead to an immediate reduction in the value of our long-term assets held at fair value, but we would expect such reduction to be offset over time through higher NII on our core banking products.

For assets and liabilities measured at amortized cost, a change in interest rates does not result in a change in the carrying amount of the instruments, but could affect the amount of interest income or expense recognized over time in the income statement.

In addition to the differing accounting treatments, our banking book positions have different sensitivities to different points on yield curves. For example, our portfolios of debt securities, whether measured at amortized cost or at fair value, and interest rate swaps, whether designated as cash flow hedges or transacted as economic hedges, are, on the whole, more sensitive to changes in longer-duration interest rates, whereas our deposits and a significant portion of our loans contributing to NII are more sensitive to short-term rates. These factors are important, as yield curves may not shift on a parallel basis and could, for example, exhibit an initial steepening, followed by a flattening over time.

By virtue of the accounting treatment and yield curve sensitivities outlined above, in a rising rate scenario, we would expect to recognize an initial decrease in shareholders’ equity as a result of fair value losses recognized in OCI. This would be compensated over time by increased NII as increases in interest rates affect the shorter end of the yield curve in particular. The effect on CET1 capital would be less pronounced, as gains and losses on interest rate swaps designated as cash flow hedges are not recognized for regulatory capital purposes. Fair value losses on instruments designated at fair value are expected to be offset by economic hedges.

Accounting and capital effect of changes in interest rates[1]
	Recognition		Shareholders’ equity		CET1 capital
	Timing	Income statement / OCI	Gains	Losses	Gains	Losses
Loans and deposits at amortized cost[2,3]	Gradual	Income statement	l	l	l	l
Other financial assets and liabilities measured at amortized cost[2]	Gradual	Income statement	l	l	l	l
Debt issued measured at amortized cost[2,3]	Gradual	Income statement	l	l	l	l
Receivables and payables from securities financing transactions[2]	Gradual	Income statement	l	l	l	l
Financial assets at fair value not held for trading	Immediate	Income statement	l	l	l	l
Financial assets at fair value through other comprehensive income	Immediate	OCI	l	l		l
Derivatives designated as cash flow hedges	Immediate	OCI[4]	l	l
Derivatives transacted as economic hedges	Immediate	Income statement	l	l	l	l

1 Refer to the “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” table in the “Capital management” section of this report for more information on the differences between shareholders’ equity and CET1 capital.    2 For fixed-rate financial instruments, changes in interest rates affect the income statement when these instruments roll over and reprice.    3 For hedge accounted items, a fair value adjustment is applied in line with the treatment of the hedging derivatives.    4 Excluding hedge ineffectiveness that is recognized in the income statement in accordance with IFRS.

Net interest income sensitivity

At the end of 2019,  the net interest income sensitivity of Global Wealth Management and Personal & Corporate Banking was assessed under the following scenarios:

–   Negative Interest Rates: Yield curves drop 100 basis points in parallel with no zero-floor applied and therefore can become negative, or more negative.

–   Rates Bull Flattener: Yield curves across all currencies undergo a sharp decrease for long tenors, with a lower decrease at the short end of the curve: –70 basis points for tenors up to 3 months, –100 basis points for the 3-year tenor and –130 basis points for +10-year tenors.

–   Rates Bull Steepener: Yield curves across all currencies undergo a sharp decrease for short tenors, with a lower decrease at the long end of the curve: –130 basis points for tenors up to 3 months, –100 basis points for the 3-year tenor and –70 basis points for +10-year tenors.

–   Rates Bear Steepener: Yield curves across all currencies undergo a sharp increase for long tenors, with a lower increase at the short end of the curve: +70 basis points for tenors up to 3 months, +100 basis points for the 3-year tenor and +130 basis points for +10-year tenors.

–   Rates Bear Flattener: Yield curves across all currencies undergo a sharp increase for short tenors, with a lower increase at the long end of the curve: +130 basis points for tenors up to 3 months, +100 basis points for the 3-year tenor and +70 basis points for +10-year tenors.

–   Parallel +100 basis points: All yield curves rise 100 basis points in parallel.

–   Constant Rates: All rates stay at current levels.

With the exception of the Constant Rates scenario, immediately after the shock, interest rates evolve according to market-implied forward rates of that scenario.

The results are compared with a baseline NII, which is calculated assuming that interest rates in all currencies develop according to their market-implied forward rates and under the assumption of constant business volumes and no specific management actions. Over a one-year horizon, the most adverse scenario is the Rates Bull Steepener, resulting in a deterioration in Baseline NII of approximately 9%, while the most beneficial scenario is the Rates Bear Flattener, which would lead to an improvement in Baseline NII of approximately 10%. In addition to the above scenario analysis, we also monitor the sensitivity of NII to immediate parallel shocks of –200 and +200 basis points against the defined thresholds, under the assumption of a constant balance sheet volume and structure.

As of 31 December 2019, the baseline NII would have been approximately 16% lower under a parallel shock of –200 basis points, whereas under a parallel +200-basis-point shock, the baseline NII would have been approximately 23% higher.

To shelter the level of our NII from the persistently low and negative interest rate environment in Swiss francs in particular, we rely on the self-funding of our lending businesses through our deposit base in Global Wealth Management and Personal & Corporate Banking, along with appropriate additional adjustments to our interest rate-linked product pricing. The loss of such equilibrium on the balance sheet, for example, due to unattractive pricing relative to our peers for either our mortgages or deposits, could lead to a decrease in our NII in a persistently low and negative interest rate environment. As we assume constant business volumes, these risks do not appear in the aforementioned interest rate scenarios.

Moreover, should the low and negative interest rate environment persist or worsen, this could lead to additional pressure on our NII and we could face additional costs for holding our Swiss franc high-quality liquid asset portfolio. A reduction of the Swiss National Bank’s deposit exemption threshold for banks would also reduce our NII as we might not be able to offset the higher costs for our cash holdings, for example, by passing on some of the costs to our depositors. Should euro interest rates also decline significantly further into negative territory, this could likewise increase our liquidity costs and put our NII generated from euro-denominated loans and deposits under pressure. Depending on the overall economic and market environment, sustained and significant negative rates could also lead to our Global Wealth Management and Personal & Corporate Banking clients paying down their loans together with reducing any excess cash they hold with us as deposits. This would reduce the underlying business volume and lower our NII accordingly.

The NII impact of a net decrease in deposits would depend on various factors including the currency, its interest rate level, as well as the balance sheet situation, as this could be offset by a reduction in negative-yielding liquidity portfolios or require alternative funding. In the latter case, the cost would also significantly depend on the term and nature of the replacement funding, whether such funding is raised in the wholesale markets or from swapping with available funding denominated in another currency. On the other hand, imbalances leading to an excess deposit position could require additional investments at negative yields, which we might not be able to compensate for sufficiently through our excess deposit balance charging mechanisms.

Economic value sensitivity

Audited |.  Interest rate risk in the banking book is subject to a regulatory threshold of 15% of tier 1 capital to identify outlier banks. The exposure is calculated as the theoretical change in the present value of the banking book under the most adverse of the six FINMA interest rate scenarios.

As of 31 December 2019, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 25.1 million. The reported interest rate sensitivity excludes the AT1 capital instruments, as per FINMA Pillar 3 disclosure requirements, and our equity, goodwill and real estate with a modeled sensitivity of approximately USD 4 million per basis point in Swiss francs and USD 15 million per basis point in US dollars.

The most adverse of the six FINMA interest rate scenarios with regard to EVE was the “Parallel up” scenario, resulting in a change of the economic value of equity of negative USD 5.0 billion, representing a pro forma reduction of 9.6% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 31 December 2019 would be a reduction of 1.3%, or USD 0.7 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income. This scenario would, however, have had a positive effect on net interest income. p

→   Refer to “Note 14  Financial assets measured at fair value through other comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to the “Group performance” section of this report for more information about sensitivity to interest rate movements

Risk, treasury and capital management
Risk management and control

Audited |

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(3.3)	(463.1)	519.6	(235.7)	143.9	(44.7)	47.6
EUR	(0.4)	(73.6)	79.3	(5.3)	(7.3)	(28.0)	29.5
GBP	0.1	8.9	(23.0)	(6.7)	6.4	11.5	(11.0)
USD	(20.8)	(4,317.5)	3,570.0	(566.9)	(450.5)	(2,019.7)	2,132.4
Other	(0.8)	(157.9)	169.9	(1.4)	(29.8)	(85.0)	93.5
Total effect on economic value of equity as per Pillar 3 requirement as of 31.12.19	(25.1)	(5,003.2)	4,315.9	(816.1)	(337.2)	(2,166.0)	2,292.0
Additional tier 1 (AT1) capital instruments	5.0	954.3	(1,024.6)	(42.2)	253.5	610.8	(638.5)
Total including AT1 capital instruments as of 31.12.19	(20.1)	(4,048.9)	3,291.2	(858.3)	(83.7)	(1,555.2)	1,653.5

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

p

Other market risk exposures

Own credit

We are exposed to changes in UBS’s own credit that are reflected in the valuation of financial liabilities designated at fair value when UBS’s own credit risk would be considered by market participants. We also estimate debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives.

→   Refer to “Note 24 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit

Structural foreign exchange risk

Upon consolidation, assets and liabilities held in foreign operations are translated into US dollars at the closing foreign exchange rate on the balance sheet date. Value changes (in US dollars) of non-US dollar assets or liabilities due to foreign exchange movements are recognized in OCI and therefore affect shareholders’ equity and CET1 capital.

Group Treasury employs strategies to manage this foreign currency exposure, including matched funding of assets and liabilities and net investment hedging.

→   Refer to the “Treasury management” section of this report for more information about our exposure to and management of structural foreign exchange risk

→   Refer to “Note 11  Derivative instruments” in the “Consolidated financial statements” section of this report for more information about our hedges of net investments in foreign operations

Equity investments

Audited | Under International Financial Reporting Standards (IFRS) effective on 31 December 2019, equity investments not in the trading book may be classified as Financial assets at fair value not held for trading or Investments in associates.

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

As of 31 December 2019, we held equity investments totaling USD 2.4 billion, of which USD 1.3 billion was classified as Financial assets at fair value not held for trading and USD 1.1 billion as Investments in associates. This was broadly unchanged from the prior year. p

→   Refer to “Note 24  Fair value measurement” and “Note 31 Interests in subsidiaries and other entities” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about the classification of financial instruments

Debt investments

Audited | Debt investments classified as Financial assets measured at fair value through OCI as of 31 December 2019 were measured at fair value with changes in fair value recorded through Equity, and can broadly be categorized as money market instruments and debt securities primarily held for statutory, regulatory or liquidity reasons.

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

Debt instruments classified as Financial assets measured at fair value through OCI had a fair value of USD 6.3 billion as of 31 December 2019 compared with USD 6.7 billion as of 31 December 2018. p

→   Refer to “Note 24  Fair value measurement” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Economic value sensitivity” in this section for more information

→   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about the classification of financial instruments

Pension risk

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

Pension risk is the risk that the funded status of defined benefit plans might decrease, negatively affecting our IFRS equity and/or our CET1 capital. This can arise from a fall in the value of a plan’s assets or in the investment returns, an increase in defined benefit obligations, or a combination of the above.

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

→   Refer to “Note 1 Summary of significant accounting policies” and “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of this report for more information about defined benefit plans

UBS own share exposure

Group Treasury holds UBS Group AG shares to hedge future share delivery obligations related to employee share-based compensation and participation plans. In addition, the Investment Bank holds a limited number of UBS Group AG shares, primarily in its capacity as a market-maker with regard to UBS Group AG shares and related derivatives and to hedge certain issued structured debt instruments.

We began a share repurchase program in March 2018. We may repurchase up to an aggregate of CHF 2 billion of UBS Group AG shares until March 2021 under the repurchase program in accordance with Swiss regulations. During 2019, we have acquired shares for an aggregate consideration of CHF 800 million (USD 806 million). The total consideration for shares repurchased in 2018 and 2019 amounted to CHF 1,550 million (USD 1,567 million). Consistent with our capital returns policy, we intend to establish an additional share repurchase program when we have completed the current program. Shares acquired through the share repurchase program are purchased for the purpose of capital reduction. Until the shareholders of UBS Group AG approve cancelation of such shares, shares acquired in the repurchase program will be held in Group Treasury.

→   Refer to “UBS shares” in the “Capital management” section of this report for more information

Risk, treasury and capital management
Risk management and control

Country risk

Country risk framework

Country risk includes all country-specific events that occur within a sovereign jurisdiction and may lead to an impairment of UBS’s exposures. Country risk may take the form of: sovereign risk, which refers to the ability and willingness of a government to honor its financial commitments; transfer risk, which would arise if an issuer or counterparty could not acquire foreign currencies following a moratorium of a central bank on foreign exchange transfers; or “other” country risk. “Other” country risk may manifest itself through increased and multiple counterparty and issuer default risk (systemic risk), on the one hand, and, on the other hand, through events that may affect the standing of a country, such as adverse shocks affecting political stability or the institutional and legal framework. We maintain a well-established risk control framework, through which we assess the risk profile of all countries where we have exposure.

We attribute a sovereign rating to each foreign country, which expresses the probability of the sovereign defaulting on its own financial obligations in foreign currency. Our ratings are expressed by statistically derived default probabilities as described under “Probability of default” in this section. Based on this internal analysis, we also define the probability of a transfer event occurring, and we establish rules as to how the aspects of “other” country risk should be incorporated into the analysis of the counterparty rating of entities that are domiciled in the respective country.

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

For internal measurement and control of country risk, we also consider the financial effect of market disruptions arising prior to, during and after a country crisis. These may take the form of a severe deterioration in a country’s debt, equity or other asset markets, or a sharp depreciation of the currency. We use stress testing to assess the potential financial effect of a severe country or sovereign crisis. This involves the developing of plausible stress scenarios for combined stress testing and the identification of countries that may potentially be subject to a crisis event, determining potential losses and making assumptions about recovery rates depending on the types of credit transactions involved and their economic importance to the affected countries.

Our exposures to market risks are also subject to regular stress tests that cover major global scenarios, which are also used for combined stress testing, whereby we apply market shock factors to equity indices, interest rates and currency rates in all relevant countries and consider the potential liquidity of the instruments.

Country risk exposure

Country risk exposure measure

The presentation of country risk follows our internal risk view, whereby the basis for measurement of exposures depends on the product category into which we have classified our exposures. In addition to the classification of exposures into banking products and traded products, as defined in “Credit risk profile of the Group” in this section, within trading inventory we classify issuer risk on securities such as bonds and equities, as well as the risk relating to the underlying reference assets for derivative positions. This includes those linked to credit protection that we buy or sell, loan or security underwriting commitments pending distribution and single-stock margin loans for syndication.

As we manage the trading inventory on a net basis, we net the value of long positions against short positions with the same underlying issuer. Net exposures are, however, floored at zero per issuer in the figures presented in the following tables. As a result, we do not recognize the potentially offsetting benefit of certain hedges and short positions across issuers.

We do not recognize any expected recovery values when reporting country exposures as exposure before hedges, except for the risk-reducing effects of master netting agreements and collateral held in the form of either cash or portfolios of diversified marketable securities, which we deduct from the basic positive exposure values. Within banking products and traded products, the risk-reducing effect of any credit protection is taken into account on a notional basis when determining the net of hedge exposures.

Country risk exposure allocation

In general, exposures are shown against the country of domicile of the contractual counterparty or the issuer of the security. For some counterparties whose economic substance in terms of assets or source of revenues is primarily located in a different country, the exposure is allocated to the risk domicile of that issuer.

This is the case with, for example, legal entities incorporated in financial offshore centers, which have their main assets and revenue streams outside the country of domicile. The same principle applies to exposures for which we hold third-party guarantees or collateral, where we report the exposure against the country of domicile of either the guarantor or the issuer of the underlying security, or against the country where pledged physical assets are located.

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

As a basic example: if CDS protection for a notional value of 100 bought from a counterparty domiciled in country X referencing debt of an issuer domiciled in country Y has a PRV of 20, we record (i) the fair value of the CDS (20) against country X (within traded products) and (ii) the hedge benefit (notional minus fair value) of the CDS (100 – 20 = 80) against country Y (within trading inventory). In the example of protection bought, the 80 hedge benefit would offset any exposure arising from securities held and issued by the same entity as the reference asset, floored at zero per issuer. In the case of protection sold, this would be reflected as a risk exposure of 80 in addition to any exposure arising from securities held and issued by the same entity as the reference asset. In the case of derivatives referencing a basket of assets, the issuer risk against each reference entity is calculated as the expected change in fair value of the derivative given an instantaneous fall in value to zero of the corresponding reference asset (or assets) issued by that entity. Exposures are then aggregated by country across issuers, although floored at zero per issuer.

Exposures to selected eurozone countries

Our exposure to peripheral European countries remains limited, but we nevertheless remain watchful regarding the potential broader implications of adverse developments in the eurozone. As noted under “Stress testing” in this section, a eurozone crisis remains a core part of the new binding Global Crisis scenario  for combined stress test purposes, making it central to the regular monitoring of risk exposure against the minimum capital, earnings and leverage ratio objectives in our risk appetite framework.

The “Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency” table on the next page provides an overview of our exposures to such rated countries as of 31 December 2019.

CDSs are primarily bought and sold in relation to our trading businesses, but are also used to hedge parts of our risk exposure, including that related to certain eurozone countries. As of 31 December 2019, and not taking into account the risk-reducing effect of master netting agreements, we had purchased USD 6 billion gross notional of single-name CDS protection on issuers domiciled in Greece, Italy, Ireland, Portugal and Spain (GIIPS) and had sold USD 7 billion gross notional of single-name CDS protection for these same countries. On a net basis, taking into account the risk-reducing effect of master netting agreements, this equates to USD 1 billion notional purchased and USD 2 billion notional sold. All gross protection purchased was from investment grade counterparties (based on our internal ratings) and on a collateralized basis. The vast majority of this was from financial institutions domiciled outside the eurozone. The gross protection purchased from counterparties domiciled in a GIIPS country was USD 50 million, with no protection purchased from counterparties domiciled in the same country as the reference entity.

Risk, treasury and capital management
Risk management and control

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits / remaining exposure from derivatives)
31.12.19		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
Austria	3,183	3,148	125	124	84	446	412	2,612
Sovereign, agencies and central bank	216	183	0	0		216	183
Local governments	0	0						0
Banks	438	438	64	64		28	28	346
Other[2]	2,529	2,527	61	60		201	201	2,266
Belgium	609	609	382	382	88	182	182	46
Sovereign, agencies and central bank
Local governments
Banks	414	414	342	342		69	69	3
Other[2]	195	195	39	39		112	112	43
Finland	965	965	7	7	3	614	614	344
Sovereign, agencies and central bank	112	112						112
Local governments
Banks	39	39	7	7		16	16	17
Other[2]	814	814	0	0		599	599	215
France	3,473	3,353	494	490	405	951	834	2,029
Sovereign, agencies and central bank	1,472	1,355				402	285	1,070
Local governments	0	0						0
Banks	847	845	188	186		100	100	560
Other[2]	1,154	1,152	306	305		449	449	399
Greece	16	8	12	4	4			4
Sovereign, agencies and central bank	0	0						0
Local governments
Banks	13	5	12	4				1
Other[2]	3	3	0	0				3
Ireland[3]	884	884	338	338	51	58	58	488
Sovereign, agencies and central bank
Local governments
Banks	58	58	43	43		9	9	6
Other[2]	826	826	205	295		49	49	482
Italy	1,240	1,139	765	680	625	150	135	324
Sovereign, agencies and central bank	25	11				18	4	7
Local governments	53	52				53	52
Banks	422	422	394	394		20	20	8
Other[2]	739	654	371	286		59	59	309
Portugal	94	94	26	26	26	59	59	9
Sovereign, agencies and central bank	47	47				47	47
Local governments
Banks	18	18	9	9		3	3	6
Other[2]	29	29	17	17		9	9	3
Spain	774	745	420	391	360	17	17	337
Sovereign, agencies and central bank	24	24						24
Local governments
Banks	50	50	33	33		4	4	14
Other[2]	700	671	387	358	3	14	14	299
Other[4]	72	56	26	9		18	18	28
Total	11,310	11,001	2,594	2,451	1,649	2,495	2,328	6,221

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 Includes corporates, insurance companies and funds.    3 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    4 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Exposure from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain (GIIPS)
	Protection bought						Protection sold		Net position (after application of counterparty master netting agreements)
USD million			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
31.12.19	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	3	0	0	0	0	0	(8)	1	0	(5)	1	0
Italy	5,585	(27)	0	0	0	0	(6,094)	(22)	791	(1,300)	23	(72)
Ireland	142	(7)	0	0	0	0	(27)	3	121	(6)	0	(5)
Portugal	116	(2)	0	0	0	0	(146)	2	62	(91)	1	(1)
Spain	462	(11)	50	0	0	0	(586)	17	173	(297)	10	(4)
Total	6,310	(48)	50	0	0	0	(6,862)	1	1,147	(1,699)	35	(82)

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

Exposure to emerging market countries

The “Emerging market net exposure by major geographical region and product type” table on the following page shows the five largest emerging market country exposures in each major geographical area by product type as of 31 December 2019 compared with 31 December 2018. Based on the sovereign rating categories, as of 31 December 2019, 79% of our emerging market country exposure was rated investment grade, compared with 84% as of 31 December 2018.

Our direct net exposure to China was USD 4.7 billion, a decrease of USD 1.6 billion compared with the prior year, mainly in the trading book. Trading inventory, which is measured at fair value, continues to account for the majority of our exposure to China.

Emerging markets net exposure¹ by internal UBS country rating category
USD million	31.12.19	31.12.18
Investment grade	13,693	15,763
Sub-investment grade	3,721	3,039
Total	17,414	18,803
1 Net of credit hedges (for banking products and for traded products); net long per issuer (for trading inventory). Before deduction of IFRS 9 ECL allowances and provisions.

Risk, treasury and capital management
Risk management and control

Emerging market net exposures by major geographical region and product type
USD million	Total		Banking products (loans, guarantees, loan commitments)		Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits / remaining exposure from derivatives)
	Net of hedges[1]		Net of hedges[1]		Net of hedges		Net long per issuer
	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Emerging America	1,512	1,505	613	820	368	262	531	422
Brazil	1,262	1,137	498	573	288	183	476	381
Mexico	121	174	22	102	56	56	43	16
Colombia	45	30	28	22	14	7	3	1
Argentina	22	27	17	10	0	0	5	17
Chile	20	28	9	13	8	11	2	4
Other	42	108	39	101	1	5	2	3
Emerging Asia	11,627	13,890	3,306	4,307	2,235	1,693	6,086	7,890
China	4,717	6,302	1,140	1,060	456	473	3,121	4,769
Hong Kong	2,850	2,920	1,000	1,377	823	442	1,027	1,101
South Korea	1,118	1,282	60	523	403	391	655	368
India	895	909	492	553	125	144	277	212
Thailand	616	1,176	62	147	26	25	528	1,005
Other	1,431	1,301	552	647	402	218	478	435
Emerging Europe	1,382	1,189	1,076	1,015	138	125	169	49
Russia	547	400	380	270	93	111	74	19
Turkey	398	434	359	413	4	4	34	16
Azerbaijan	186	145	184	139	0	1	2	5
Ukraine	76	53	66	50	0	0	10	3
Bulgaria	47	76	44	76	0	0	4	0
Other	128	82	42	67	40	10	46	6
Middle East and Africa	2,893	2,219	1,316	1,245	1,027	659	550	315
South Africa	668	362	176	73	129	60	363	229
United Arab Emirates	624	572	404	418	215	142	5	11
Saudi Arabia	556	275	147	166	401	108	7	0
Kuwait	277	379	56	71	222	308	0	0
Israel	190	113	37	42	51	5	102	66
Other	578	519	497	476	9	34	72	9
Total	17,414	18,803	6,311	7,387	3,767	2,739	7,335	8,676
1 Before deduction of IFRS 9 ECL allowances and provisions.

Operational risk

Key developments

The key risk themes for UBS and the financial industry overall continue to be operational resilience, conduct and financial crime.

Operational resilience remains a key focus for the firm. Our regulators have recently released consultation papers and set up working groups focused on the topic and the industry is preparing for new regulations over the coming years. We continually enhance our ability to maintain effective day-to-day business activities through the anticipation of, preparation for and response to changes in business conditions, disruption and stress scenarios. Cybersecurity, technology, data protection, third-party risk management and business continuity management are critical elements of operational resilience. Our cybersecurity objectives are set in line with international standards and our data protection and privacy standards are designed to align with applicable regulations and standards. We continue to invest in preemptive and detective measures to defend UBS against evolving and highly sophisticated cyberattacks. We focus on: (i) increasing readiness to identify and respond to cyber threats and data loss; (ii) employee training and behaviors; and (iii) application and infrastructure security (including vulnerability management).

Global policies and improved risk-based frameworks for third-party risk management have been developed and are being rolled out to all regions and business divisions. UBS has not been affected by any significant business continuity or operational resilience event in 2019. Where local events have occurred, our business continuity procedures have allowed us to ensure the safety of staff and to continue our operations with minimal disruption.

Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to the firm. Management of conduct risks is an integral part of our operational risk framework. We continue to focus on effectively embedding the conduct risk framework across our activities, enhancing management information and maintaining momentum on fostering a strong culture. Conduct-related management information is reviewed at the business and regional governance level, providing metrics on employee conduct, clients and markets. Employee conduct is a central consideration in the annual compensation process. Our incentive schemes distinguish clearly between quantitative performance and conduct-related behaviors, so that achievement against financial targets is not the only determinant of our employees’ performance assessment. Furthermore, we continue to pursue behavioral initiatives, such as the “Principles of Good Supervision,” and provide mandatory compliance and risk training.

Suitability risk, product selection, cross-divisional service offerings, quality of advice and price transparency also remain areas of heightened focus for UBS and for the industry as a whole, as low interest rates and major legislative change programs, such as Fidleg in Switzerland, Regulation Best Interest in the US, and the Markets in Financial Instruments Directive II (MiFID II) in the EU, continue to significantly impact the industry and require adjustments to control processes on a geographically aligned basis. We regularly monitor our suitability, product and conflicts of interest control frameworks to assess whether they are reasonably designed to facilitate our adherence to applicable laws and regulatory expectations.

Financial crime (including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention persists. An effective financial crime prevention program remains essential for the firm. Money laundering and financial fraud techniques are becoming increasingly sophisticated, while geopolitical volatility makes the sanctions landscape more complex. New risks are emerging, such as virtual currencies and related activities or investments.

The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 relating to this risk category. As a response, the firm initiated a comprehensive program for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy Act / anti-money laundering (AML) issues across all US legal entities. UBS has implemented significant improvement measures in 2019 and expects to continue implementing these measures in 2020.

We have also been focusing on strategic enhancements in the areas of AML, know your client (KYC) and sanctions on a global scale to cope with the evolving risk profile and regulatory expectations. This includes our significant investments in our detection capabilities and core systems as part of our financial crime prevention program. We are exploring new technologies to combat financial crime, and implementing more sophisticated rule-based monitoring by applying self-learning systems to identify potentially suspicious transactions. Furthermore, we continue to actively participate in AML public–private partnerships with public-sector stakeholders, including law enforcement, to improve information sharing and better detect financial crimes.

Cross-border risk remains an area of regulatory attention for global financial institutions, with a strong focus on fiscal transparency. There is evolving risk related to permanent establishment (PE) as a result of changes to the global economy and political pressure under which tax authorities are becoming increasingly demanding in asserting PEs, including retrospective application of current and future potential law concepts. The firm is actively assessing if and what further measures are required to respond to this recent focus area for authorities.

Risk, treasury and capital management
Risk management and control

During 2018 and 2019, the firm performed a systematic review of risk themes and initiated programs to drive sustainable remediation, which have contributed to a reduction in the overall portfolio of operational risk issues and the number of new deficiencies being discovered. This trend indicates a more holistic approach to identification of operational risk issues, accountability for ownership, and focus on resolution of the underlying root causes.

Operational risk framework

Operational risk is an inherent part of the firm’s business. Losses can result from inadequate or failed internal processes, people and systems, or from external causes. The operational risk definition incorporates both conduct and compliance risks. UBS defines a Group-wide framework that supports identifying, managing, assessing and mitigating operational risks to achieve an agreed balance between risk and return.

The operational risk framework establishes requirements for managing and controlling operational risks at UBS. It is built on the following pillars:

–   classifying inherent risks through the operational risk taxonomy, which defines the universe of material operational risks that can arise as a consequence of the firm’s business activities and external factors;

–   assessing the design and operating effectiveness of controls through the control assessment process;

–   proactively and sustainably remediating identified control deficiencies;

–   defining operational risk appetite (including a financial operational risk appetite statement at Group and business division level for operational risk events) through quantitative metrics and thresholds and qualitative measures, and assessing risk exposure against appetite; and

–   assessing inherent and residual risk through risk assessment processes, and assessing whether additional remediation plans are required to address identified deficiencies.

Divisional Presidents and accountable legal entity executives are responsible for the effectiveness of operational risk management and for the robustness of the front-to-back control environment within their respective areas. Group function heads are accountable for supporting the divisional Presidents and accountable legal entity executives of our legal entities in the discharge of this responsibility by confirming the end-to-end completeness and effectiveness of the control environment and the operational risk management within their Group function. Collectively, divisional Presidents, Group function heads and accountable legal entity executives are in charge of implementing the operational risk framework.

Compliance & Operational Risk Control (C&ORC) is responsible for providing an independent and objective view of the adequacy of operational risk management across the Group, and for ensuring that operational risks are understood, owned and managed in accordance with the firm’s risk appetite. C&ORC sits within the Group Compliance, Regulatory & Governance (GCRG) function, reporting to the Group Chief Compliance and Governance Officer, who is a member of the Group Executive Board. C&ORC is an integrated function covering both operational risk as well as compliance and conduct topics. The operational risk framework forms the common basis for managing and assessing operational risk; however, there are additional C&ORC activities that are intended to ensure the firm is able to demonstrate compliance with applicable laws, rules and regulations.

In 2019, we further improved our operational risk framework, enhancing processes for sustainably remediating control deficiencies, risk management processes for UBS entities, and senior management reporting tools to better embed the framework as a key tool used by the businesses to manage their risks day to day.

All functions within the firm are required to assess the design and operating effectiveness of their internal controls periodically. The output of these assessments forms the basis for the assessment and testing of internal controls over financial reporting as required by the Sarbanes-Oxley Act, Section 404 (SOX 404).

Key control deficiencies identified during the internal control and risk assessment processes must be reported in the operational risk inventory, and sustainable remediation must be defined and executed. These control deficiencies are assigned to owners at senior management level and the remediation progress is reflected in the respective manager’s annual performance measurement and management objectives. To assist with prioritizing the most material control deficiencies and measuring aggregated risk exposure, irrespective of origin, a common rating methodology is applied across all three lines of defense, as well as by external audit.

Advanced measurement approach model

The operational risk framework detailed above underpins the calculation of regulatory capital for operational risk, which enables us to quantify operational risk and to define effective risk mitigating management incentives as part of the related operational risk capital allocation approach to the business divisions.

We measure Group operational risk exposure and calculate operational risk regulatory capital by using the advanced measurement approach (AMA) in accordance with FINMA requirements.

An entity-specific AMA model has been applied for UBS Switzerland AG, while for other regulated entities the basic indicators or standardized approaches are adopted for regulatory capital in agreement with local regulators. In addition, the methodology of the Group AMA is leveraged for entity-specific Internal Capital Adequacy Assessment Processes.

Currently, the model includes 15 AMA units of measure (UoM), which are aligned with our operational risk taxonomy as closely as possible. For each of the model’s UoM, frequency and severity distributions are calibrated. The modeled distribution functions for both frequency and severity are then used to generate the annual loss distribution. The resulting 99.9% quantile of the overall annual operational risk loss distribution across all UoM determines the required regulatory capital. Currently, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

AMA model calibration and review

A key assumption when calibrating the data-driven frequency and severity distributions is that historical losses form a reasonable proxy for future events. In line with regulatory expectations, the AMA methodology utilizes both historical internal losses and external losses suffered by the broader industry for the model calibration.

Initial model outputs driven by loss history are reviewed and adjusted to reflect fast-changing external developments such as new regulations, geopolitical change, volatile market and economic conditions, as well as internal factors including changes in business strategy and control framework enhancements. The resulting baseline data-driven frequency and severity distributions are reviewed by subject matter experts and where necessary adjusted based on a review of qualitative information about the business environment and internal control factors as well as expert judgment with the aim of forecasting losses.

To maintain risk sensitivity, our model is reviewed regularly and is recalibrated at least annually. Any changes to regulatory capital as a result of a recalibration or methodology changes are presented to FINMA for approval prior to their utilization for disclosure purposes.

AMA model governance

The Group and entity-specific AMA models are subject to an independent validation performed by Model Risk Management & Control (MRMC) in line with the Group’s model risk management framework.

→   Refer to “Capital management objectives, planning and activities” in the “Capital management” section of this report for more information about the development of risk-weighted assets

→   Refer to “Risk measurement” in this section for more information about our approach to model confirmation procedures

→   Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Risk, treasury and capital management
Treasury management

Treasury management

Balance sheet, liquidity and funding management

Strategy, objectives and governance

We manage the structural risk of our balance sheet, including interest rate risk (e.g., investment of equity, banking book exposures from Global Wealth Management and Personal & Corporate Banking), structural foreign exchange risk and collateral risk, as well as the risks associated with our liquidity and funding portfolios.

Audited | Our management of the balance sheet, liquidity and funding positions serves the overall objective of optimizing the value of our franchise across a broad range of market conditions while considering current and future regulatory constraints. We employ a number of measures to monitor these positions under normal and stressed conditions. In particular, we use stress scenarios to apply behavioral adjustments to our balance sheet and calibrate the results from these internal stress models with external measures, primarily the liquidity coverage ratio and the net stable funding ratio. Our liquidity and funding strategy is proposed by Group Treasury, approved by the Group Asset and Liability Committee (the Group ALCO), which is a committee of the Group Executive Board, and is overseen by the Risk Committee of the Board of Directors (the BoD). p

This section provides more detailed information about regulatory requirements, our governance structure, our balance sheet, liquidity and funding management (including our sources of liquidity and funding), and our contingency planning and stress testing. The balances disclosed in this section represent year-end positions, unless indicated otherwise. Intra-period balances fluctuate in the ordinary course of business and may differ from year-end positions.

Group Treasury monitors and oversees the implementation and execution of our liquidity and funding strategy and is responsible for adherence to policies, limits, triggers and targets. This enables close control of both our cash and collateral, including our high-quality liquid assets, and centralizes the Group’s general access to wholesale cash markets in Group Treasury. In addition, should a crisis require contingency funding measures to be invoked, Group Treasury is responsible for coordinating liquidity generation with representatives of the relevant business areas. Group Treasury reports on the Group’s overall liquidity and funding position, including funding status and concentration risks, at least monthly, to the Group ALCO and the Risk Committee of the BoD.

Audited | Liquidity and funding limits, triggers and targets are set at Group and, where appropriate, at legal entity and business division levels, and are reviewed and reconfirmed at least once a year by the BoD, the Group ALCO, the Group Chief Financial Officer, the Group Treasurer and the business divisions, taking into consideration current and projected business strategy and risk tolerance. The principles underlying our limit and target framework are designed to maximize and sustain the value of our business franchise and maintain an appropriate balance in the asset and liability structure. Structural limits, triggers and targets focus on the structure and composition of the balance sheet, while supplementary limits, triggers and targets are designed to drive the utilization, diversification and allocation of funding resources. To complement and support this framework, Group Treasury monitors the markets for early warning indicators reflecting the current liquidity situation. These liquidity status indicators are used at Group level to assess both the overall global and regional situations for potential threats. Market & Treasury Risk Control provides independent oversight over liquidity and funding risks. p

→   Refer to the “Corporate governance” section of this report for more information

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

Our liquid assets are managed using limits, triggers and targets to maintain an appropriate level of diversification (issuer, tenor and other risk characteristics) in response to any anticipated or unanticipated volatility in funding availability or requirements caused by adverse market, operational or other firm-specific events. The liquid asset portfolio size is managed to operate within the risk appetite of the Board of Directors and relevant Group and subsidiary liquidity requirements. p

Assets
	As of		% change from
USD billion	31.12.19	31.12.18	31.12.18
Cash and balances at central banks	107.1	108.4	(1)
Lending[1]	339.2	337.2	1
Securities financing transactions at amortized cost	84.2	95.3	(12)
Trading portfolio[2]	127.5	104.4	22
Derivatives and cash collateral receivables on derivative instruments	145.1	149.8	(3)
Brokerage receivables	18.0	16.8	7
Other financial assets measured at amortized cost and fair value[3]	85.6	90.5	(5)
Non-financial assets and financial assets for unit-linked investment contracts	65.4	56.1	17
Total assets	972.2	958.5	1

1 Consists of loans and advances to banks and customers.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Balance sheet assets

Group

As of 31 December 2019, balance sheet assets totaled USD 972 billion, an increase of USD 14 billion from 31 December 2018, driven mainly by increases in trading portfolio assets as well as in non-financial assets and financial assets for unit-linked investment contracts. These effects were partly offset by decreases in securities financing transactions at amortized cost, in other financial assets measured at amortized cost and fair value, as well as in derivatives and cash collateral receivables on derivative instruments.

Total assets excluding derivatives and cash collateral receivables on derivative instruments increased by USD 18 billion to USD 827 billion as of 31 December 2019. Excluding currency effects, total assets excluding derivatives and cash collateral receivables on derivative instruments increased by USD 13 billion.

Trading portfolio assets increased by USD 23 billion, mainly in our Equities business in the Investment Bank, largely reflecting market-driven movements and increased hedging requirements resulting from client activity.

Non-financial assets and financial assets for unit-linked investment contracts increased by USD 9 billion, mainly driven by an increase of USD 6 billion in assets held to hedge unit-linked investment contracts in Asset Management, with a related increase in the associated liabilities, reflecting mainly market-driven movements and net new money inflows. In addition, the adoption of IFRS 16 resulted in a USD 3 billion increase following the recognition of right-of-use assets as of 1 January 2019.

Receivables from securities financing transactions at amortized cost decreased by USD 11 billion, driven by increased funding consumption by the business divisions and lower collateral sourcing requirements.

Other financial assets at amortized cost and fair value decreased by USD 5 billion, mainly as a result of movements within our high-quality liquid assets (HQLA) portfolio from debt securities to cash and balances at central banks.

Derivatives and cash collateral receivables on derivative instruments decreased by USD 5 billion, mainly driven by lower client activity levels in Global Wealth Management and in our Equities business in the Investment Bank. This was partly offset by an increase in our Foreign Exchange, Rates and Credit business in the Investment Bank, mainly reflecting market-driven movements.

→   Refer to the “Consolidated financial statements” section of this report for more information

Risk, treasury and capital management
Treasury management

Changes in Corporate Center cost and resource allocation to business divisions

Effective 1 January 2019, UBS has increased the allocation of balance sheet resources from Corporate Center to the business divisions. Prior-period information has been restated. As of 31 December 2018, the restatement resulted in an increase of total assets in Global Wealth Management of USD 114 billion, in Personal & Corporate Banking of USD 62 billion, in Asset Management of USD 4 billion and in the Investment Bank of USD 44 billion, with a corresponding decrease of assets in Corporate Center of USD 223 billion.

These changes had no effect on the reported results or financial position of the Group.

→   Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information

Investment Bank

Investment Bank total assets increased by USD 14 billion to USD 316 billion, driven by a USD 23 billion increase in trading portfolio assets, largely reflecting market-driven movements and increased hedging requirements resulting from client activity. This increase was partly offset by an USD 8 billion decrease in HQLA requirements.

Global Wealth Management

Global Wealth Management total assets decreased by USD 4 billion to USD 310 billion, mainly reflecting a USD 7 billion decrease in HQLA requirements. This was partly offset by an increase of USD 3 billion in lending assets, as a result of higher mortgage and Lombard loans.

Personal & Corporate Banking

Personal & Corporate Banking total assets increased by USD 9 billion to USD 209 billion, mainly driven by a USD 5 billion increase in HQLA requirements, as well as an increase of USD 3 billion in lending assets, reflecting currency effects and increases in mortgage loans.

Asset Management

Asset Management total assets increased by USD 6 billion to USD 35 billion, reflecting an increase in financial assets for unit-linked investment contracts mainly due to market-driven movements and net new money inflows, with an increase in the corresponding liabilities.

Corporate Center

Corporate Center total assets decreased by USD 11 billion to USD 103 billion, primarily reflecting a reduction in Group Treasury to fund the redemption of short-term borrowings.

High-quality liquid assets

High-quality liquid assets (HQLA) are low-risk unencumbered assets under the control of Group Treasury that are easily and immediately convertible into cash at little or no loss of value, in order to meet liquidity needs. Our HQLA predominantly consist of assets that qualify as Level 1 in the liquidity coverage ratio (LCR) framework, including cash, central bank reserves and government bonds. Group HQLA are held by UBS AG and its subsidiaries, and may include amounts that are available to meet funding and collateral needs in certain jurisdictions, but are not readily available for use by the Group as a whole. These limitations are typically the result of local regulatory requirements, including local LCR and large exposure requirements. Funds that are effectively restricted are excluded from the calculation of Group HQLA to the extent they exceed the outflow assumptions for the subsidiary that holds the relevant HQLA. On this basis, USD 28 billion of assets were excluded from our daily average Group HQLA for the fourth quarter of 2019. Amounts held in excess of local liquidity requirements that are not subject to other restrictions are generally available for transfer within the Group.

The total weighted liquidity value of HQLA decreased by USD 7 billion to USD 166 billion.

Liquidity coverage ratio

The LCR measures the short-term resilience of a bank’s liquidity profile by comparing whether sufficient HQLA are available to survive expected net cash outflows from a significant liquidity stress scenario, as defined by the relevant regulator.

The Basel Committee on Banking Supervision standards require an LCR of at least 100%. UBS is required to maintain a minimum total Group LCR of 110% as communicated by the Swiss Financial Market Supervisory Authority (FINMA), as well as a Swiss franc LCR of 100%. In addition, both UBS AG and UBS Switzerland AG are subject to minimum LCR requirements on a standalone basis. In a period of financial stress, FINMA may allow banks to use their HQLA and let their LCR temporarily fall below the minimum threshold. We monitor the LCR in all significant currencies in order to manage any currency mismatches between HQLA and the net expected cash outflows in times of stress.

Our daily average LCR for the fourth quarter of 2019 was 134%, compared with 136% in the fourth quarter of 2018, remaining above the 110% Group LCR minimum communicated by FINMA.

The decrease in the LCR mainly reflected reduced HQLA, primarily driven by higher funding consumption by the business divisions and reductions in issued debt that were partly offset by higher deposit balances and a reduction in assets subject to transfer restrictions in the European entities. In addition, net cash outflows decreased, mainly driven by a net reduction of securities financing transactions, partly offset by higher outflows caused by increased customer deposits.

→   Refer to the 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information about the LCR

→   Refer to the “Significant regulated subsidiary and sub-group information” section of this report for more information about the LCR of UBS AG and UBS Switzerland AG

Liquidity coverage ratio
USD billion, except where indicated	Average 4Q19[1]	Average 4Q18[1]

High-quality liquid assets[2]
Cash balances[3]	100	96
Securities (on- and off-balance sheet)	66	78
Total high-quality liquid assets[4]	166	173

Cash outflows[5]
Retail deposits and deposits from small business customers	28	26
Unsecured wholesale funding	106	102
Secured wholesale funding	74	76
Other cash outflows	40	42
Total cash outflows	248	246

Cash inflows[5]
Secured lending	81	79
Inflows from fully performing exposures	29	29
Other cash inflows	13	10
Total cash inflows	123	119

Liquidity coverage ratio
High-quality liquid assets	166	173
Net cash outflows	124	127
Liquidity coverage ratio (%)	134	136

1 Calculated based on an average of 64 data points in the fourth quarter of 2019 and 64 data points in the fourth quarter of 2018.    2 Calculated after the application of haircuts.    3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of inflow and outflow rates.

Risk, treasury and capital management
Treasury management

Asset encumbrance

The table on the next page provides a breakdown of on- and off-balance sheet assets between encumbered assets, unencumbered assets and assets that cannot be pledged as collateral.

Assets are presented as Encumbered  if they have been pledged as collateral against an existing liability or if they are otherwise not available for the purpose of securing additional funding. Included within the latter category are assets protected under client asset segregation rules, financial assets for unit-linked investment contracts, assets held in certain jurisdictions to comply with explicit minimum local asset maintenance requirements and assets held in consolidated bankruptcy remote entities, such as certain investment funds and other structured entities.

→   Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of this report for more information

Assets that cannot be pledged as collateral represent those assets that are not encumbered but by their nature are not considered available to secure funding or to meet collateral needs. These mainly include collateral trading assets, derivative financial assets, cash collateral receivables on derivative instruments, deferred tax assets, goodwill and intangible assets and other assets.

All other assets are presented as Unencumbered. Assets that are considered to be readily available to secure funding on a Group and/or legal entity level are shown separately and consist of cash and securities readily realizable in the normal course of business. These include our HQLA and unencumbered positions in our trading portfolio. Unencumbered assets that are considered to be available to secure funding on a legal entity level may be subject to restrictions that limit the total amount of assets that is available to the Group as a whole. Other unencumbered assets, which are not considered readily available to secure funding on a Group and/or legal entity level, primarily consist of loans and amounts due from banks.

Asset encumbrance as of 31 December 2019
USD million	Encumbered		Unencumbered		Assets that cannot be pledged as collateral	Total Group assets (IFRS)
	Assets pledged as collateral	Assets otherwise restricted and not available to secure funding	Cash and securities available to secure funding on a Group and/or legal entity level	Other realizable assets
On-balance sheet assets
Cash and balances at central banks			107,068			107,068
Loans and advances to banks		3,131		9,316		12,447
Receivables from securities financing transactions					84,245	84,245
of which: cash collateral on securities borrowed					9,507	9,507
of which: reverse repurchase agreements					74,738	74,738
Cash collateral receivables on derivative instruments		2,986			20,303	23,289
Loans and advances to customers	18,399	620		303,306	4,460	326,786
of which: mortgage loans	18,399			159,749		178,149
Other financial assets measured at amortized cost	1,212	377	12,863	1,444	7,085	22,980
Total financial assets measured at amortized cost	19,611	7,114	119,931	314,066	116,092	576,815
Financial assets at fair value held for trading	56,415[1]	242	68,886	1,971		127,514
of which: trading assets – treasury bills / bonds	2,700	4	8,760			11,464
of which: trading assets – mortgage-backed securities			365			365
of which: trading assets – other asset-backed securities	2		145			147
of which: trading assets – other bonds	1,947	42	5,925			7,914
of which: trading assets – investment fund units	2,671	96	6,100			8,867
of which: trading assets – equity instruments	49,096	100	47,590			96,786
of which: loans				1,971		1,971
Derivative financial instruments					121,841	121,841
Brokerage receivables					18,007	18,007
of which: customer brokerage					4,877	4,877
of which: prime brokerage					13,131	13,131
Financial assets at fair value not held for trading	188	29,676	34,401	13,082	6,598	83,944
Total financial assets measured at fair value through profit or loss	56,604	29,917	103,286	15,053	146,446	351,307
Financial assets measured at fair value through other comprehensive income		176	6,169			6,345
Investments in associates				1,051		1,051
Property, equipment and software				12,804		12,804
Goodwill and intangible assets					6,469	6,469
Deferred tax assets					9,537	9,537
Other non-financial assets		2	4,597		3,256	7,856
Total non-financial assets		2	4,597	13,855	19,262	37,717
Total on-balance sheet	76,215	37,210	233,984	342,974	281,801	972,183

USD million	Encumbered		Unencumbered		Assets that cannot be pledged as collateral	Total Group assets (IFRS)
	Assets pledged as collateral	Assets otherwise restricted and not available to secure funding	Cash and securities available to secure funding on a Group and/or legal entity level	Other realizable assets
Off-balance sheet assets
Fair value of securities accepted as collateral	350,477	7,003	112,040	6,206		475,726
of which: money market paper as collateral	6,857	248	3,502			10,606
of which: other debt instruments as collateral	198,540	5,914	86,138			290,591
of which: equity instruments as collateral	140,312	833	21,685			162,830
of which: investment fund units as collateral	4,750	8	716			5,474
of which: other	18			6,206		6,224

Total on- and off-balance sheet assets as of 31 December 2019	426,691	44,213	346,024	349,180	281,801
of which: high-quality liquid assets			178,641
1 Includes USD 41,285 million of assets pledged as collateral that may be sold or repledged by counterparties.

Risk, treasury and capital management
Treasury management

Asset encumbrance as of 31 December 2018
USD million	Encumbered		Unencumbered		Assets that cannot be pledged as collateral	Total Group assets (IFRS)
	Assets pledged as collateral	Assets otherwise restricted and not available to secure funding	Cash and securities available to secure funding on a Group and/or legal entity level	Other realizable assets
On-balance sheet assets
Cash and balances at central banks			108,370			108,370
Loans and advances to banks		5,140		11,703	25	16,868
Receivables from securities financing transactions					95,349	95,349
of which: cash collateral on securities borrowed					13,061	13,061
of which: reverse repurchase agreements					82,288	82,288
Cash collateral receivables on derivative instruments		3,205			20,397	23,602
Loans and advances to customers	18,804	935		294,307	6,306	320,352
of which: mortgage loans	18,804			151,301		170,105
Other financial assets measured at amortized cost		197	13,446	1,091	7,828	22,563
Total financial assets measured at amortized cost	18,804	9,477	121,816	307,101	129,905	587,104
Financial assets at fair value held for trading	43,292[1]	3,589	53,924	3,566		104,370
of which: trading assets – treasury bills / bonds	4,776		6,385			11,161
of which: trading assets – mortgage-backed securities			258			258
of which: trading assets – other asset-backed securities			134			134
of which: trading assets – other bonds	1,660	187	4,921			6,768
of which: trading assets – investment fund units	3,541	898	5,277			9,716
of which: trading assets – equity instruments	33,315	2,504	36,949			72,768
of which: loans				3,566		3,566
Derivative financial instruments					126,210	126,210
Brokerage receivables					16,840	16,840
of which: customer brokerage					4,384	4,384
of which: prime brokerage					12,457	12,457
Financial assets at fair value not held for trading		23,514	39,186	9,826	10,163	82,690
Total financial assets measured at fair value through profit or loss	43,292	27,104	93,110	13,392	153,213	330,110
Financial assets measured at fair value through other comprehensive income		171	6,495			6,667
Investments in associates				1,099		1,099
Property, equipment and software				9,348		9,348
Goodwill and intangible assets					6,647	6,647
Deferred tax assets					10,105	10,105
Other non-financial assets		6	4,298		3,106	7,410
Total non-financial assets		6	4,298	10,447	19,858	34,608
Total on-balance sheet	62,096	36,758	225,719	330,940	302,976	958,489

USD million	Encumbered		Unencumbered		Assets that cannot be pledged as collateral	Total Group assets (IFRS)
	Assets pledged as collateral	Assets otherwise restricted and not available to secure funding	Cash and securities available to secure funding on a Group and/or legal entity level	Other realizable assets
Off-balance sheet assets
Fair value of securities accepted as collateral	356,745	14,954	109,310	2,678		483,688
of which: money market paper as collateral	10,110	390	3,922			14,421
of which: other debt instruments as collateral	211,156	11,204	87,788			310,148
of which: equity instruments as collateral	130,853	3,356	16,598			150,807
of which: investment fund units as collateral	4,621	4	1,003			5,628
of which: other	5			2,678		2,683

Total on- and off-balance sheet assets as of 31 December 2018	418,841	51,712	335,029	333,618	302,976
of which: high-quality liquid assets			184,361
1 Includes USD 32,121 million of assets pledged as collateral that may be sold or repledged by counterparties.

Assets available to secure funding on a Group and/or legal entity level by currency
USD million	31.12.19	31.12.18
Swiss franc	79,819	79,595
US dollar	146,601	131,838
Euro	32,801	36,874
Other	86,803	86,720
Total	346,024	335,029

Stress testing

Audited | We perform stress testing to determine the optimal asset and liability structure that allows us to maintain an appropriately balanced liquidity and funding position under various scenarios. Liquidity crisis scenario analysis and contingency funding planning support the liquidity management process and aim to ensure that immediate corrective measures to absorb potential sudden liquidity shortfalls can be put into effect. p

We model our liquidity exposures under two main potential scenarios that encompass stressed market conditions, including considering the possible effect on our access to markets from stress events affecting all parts of our business. These models and their assumptions are reviewed regularly to incorporate the latest business and market developments. We continuously refine the assumptions used to maintain a robust, actionable and tested contingency plan.

→   Refer to “Risk measurement” in the “Risk management and control” section of this report for more information about stress testing

Stressed scenario

As a liquidity crisis could have a myriad of causes, the stressed scenario encompasses potential stress effects across all markets, currencies and products, but it is typically not firm-specific. In addition to the loss of the ability to replace maturing wholesale funding, it assumes a gradual decline of otherwise stable client deposits and liquidity outflows corresponding to a two-notch downgrade in our long-term credit rating, and a corresponding downgrade in our short-term rating.

We use a cash capital model that incorporates the stress scenario and measures the amount of long-term funding available to fund illiquid assets. The illiquid portion of an asset is the difference between the carrying amount of the asset and its effective cash value when used as collateral in a secured funding transaction. Long-term funding used as cash capital to support illiquid assets is comprised of unsecured funding with a remaining time to maturity of at least one year, shareholders’
equity and core deposits, which are the portion of our customer deposits that are deemed to have a behavioral maturity of at least one year.

Combined scenario

The combined scenario represents an extreme stress event that combines a firm-specific crisis with market disruption. This scenario assumes: (i) substantial outflows on otherwise stable client deposits, mainly due on demand; (ii) inability to renew or replace maturing unsecured wholesale funding; (iii) unusually large drawdowns on loan commitments; (iv) reduced capacity to generate liquidity from trading assets; (v) liquidity outflows corresponding to a three-notch downgrade in our long-term credit rating, and a corresponding downgrade in our short-term rating; (vi) triggering contractual obligations to unwind derivative positions or to deliver additional collateral; and (vii) additional collateral requirements due to adverse movements in the market values of derivatives. The combined scenario is run daily to project potential cash outflows under it and is assessed as part of ongoing risk management activities.

Contingency Funding Plan

Audited | Our Group Contingency Funding Plan is an integral part of our global crisis management framework, which covers various types of crisis events. This Contingency Funding Plan contains an assessment of contingent funding sources in a stressed environment, liquidity status indicators and metrics, and contingency procedures. Our funding diversification and global scope help protect our liquidity position in the event of a crisis. We regularly assess and test all material known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required. Our contingent funding sources include our HQLA portfolios, available and unutilized liquidity facilities at several major central banks, contingent reductions of liquid trading portfolio assets and other available management actions. p

Risk, treasury and capital management
Treasury management

Liabilities and funding management

Audited | Group Treasury regularly monitors our funding status, including concentration risks, aiming to ensure that we maintain a well-balanced and diversified liability structure. Our funding risk management aims for the optimal asset and liability structure to finance our businesses reliably and cost-efficiently, and our funding activities are planned by analyzing the overall liquidity and funding profile of our balance sheet, taking into account the amount of stable funding that would be needed to support ongoing business activities through periods of difficult market conditions. p

The funding strategy of UBS Group AG is set annually in the Funding Plan and is reviewed on a quarterly basis under its Funding Management Policy governance framework. The Funding Plan is developed by Group Treasury and approved by the Group ALCO. In the execution of the Funding Plan, Group Treasury considers factors such as currency, market and tenor diversification. For specific product types, the operational execution of funding transactions defined in the Funding Plan is delegated to the business divisions (e.g., structured notes to the Investment Bank). Nevertheless, Group Treasury retains overall responsibility and oversight over all product types.

Group Treasury proposes, sets and oversees limits, triggers and targets for funding generation including concentration limits, weighted average maturity floors and volume. Funding diversification is monitored continuously, with a focus on product type, single-counterparty exposure (as a percentage of the total), maturity profile, as well as the overall contribution of a particular funding source to the liability mix.

Our business activities generate asset and liability portfolios that are highly diversified with respect to market, product, tenor and currency. This reduces our exposure to individual funding sources, provides a broad range of investment opportunities and reduces liquidity risk.

Global Wealth Management and Personal & Corporate Banking provide significant, cost-efficient and reliable sources of funding. These include core deposits and Swiss covered bonds, which use (as a pledge) a portion of our portfolio of Swiss residential mortgages as collateral to generate long-term funding. In addition, we have several short-, medium- and long-term funding programs under which we issue senior unsecured debt and structured notes, as well as short-term debt. These programs enable institutional and private investors who are active in the markets of Europe, the US and Asia Pacific to customize their investments in UBS’s debt. Collectively, these broad product offerings and funding sources, together with the global scope of our business activities, support our funding stability.

Balance sheet liabilities

Total liabilities increased by USD 12 billion to USD 917 billion as of 31 December 2019, driven mainly by increases in customer deposits, in non-financial liabilities and in financial liabilities related to unit-linked investment contracts, as well as in long-term debt issued. These effects were partly offset by decreases in short-term borrowings and in securities financing transactions at amortized cost. Total liabilities excluding derivatives and cash collateral payables on derivative instruments increased by USD 14 billion to USD 765 billion as of 31 December 2019. Excluding currency effects, total liabilities excluding derivatives and cash collateral payables on derivative instruments increased by USD 12 billion.

Customer deposits increased by USD 28 billion, mainly in Switzerland and Asia Pacific. As of 31 December 2019, our ratio of customer deposits to outstanding loan balances was 137% (31 December 2018: 131%).

Non-financial liabilities and financial liabilities related to unit-linked investment contracts increased by USD 6 billion, driven by an increase in unit-linked investment contracts, with a corresponding increase in associated assets.

Long-term debt issued increased by USD 5 billion. This was the result of a USD 10 billion increase in debt issued designated at fair value, mainly reflecting market-driven movements, partly offset by a USD 5 billion decrease in long-term debt held at amortized cost. The aforementioned decrease was primarily as a result of the maturing and early redemption of USD 9.7 billion equivalent of senior unsecured debt and the maturing of USD 1.1 billion equivalent of covered bonds. The aforementioned instances of maturities were partly offset by the issuance of USD 3.8 billion equivalent of US dollar-, Swiss franc-, Australian dollar- and Singapore dollar-denominated high-trigger loss-absorbing additional tier 1 (AT1) capital instruments and the issuance of USD 1.9 billion equivalent of Swiss franc- and US dollar-denominated senior unsecured debt that contributes to our total loss-absorbing capacity (TLAC).

During the financial year 2020, USD 1.8 billion equivalent of TLAC-eligible benchmark instruments will mature and USD 1.3 billion equivalent of AT1 capital was called in February 2020. UBS is already compliant with its 2020 going and gone concern capital requirements and expects to act rationally and opportunistically with respect to refinancing of any callable capital instruments as well as any potential incremental issuances.

Short-term borrowings decreased by USD 22 billion, mainly reflecting net maturities of commercial papers and certificates of deposit.

Derivatives and cash collateral payables on derivative instruments decreased by USD 2 billion, in line with the aforementioned increase in derivative assets and cash collateral receivables.

→   Refer to the document titled “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt,” available under “Bondholder information” at www.ubs.com/investors,  for more information

→    Refer to the “Consolidated financial statements” section of this report for more information

Liabilities and equity
	As of		% change from
USD billion	31.12.19	31.12.18	31.12.18
Short-term borrowings[1]	28.4	50.0	(43)
Securities financing transactions at amortized cost	7.8	10.3	(24)
Customer deposits	448.3	419.8	7
Long-term debt issued[2]	155.5	150.3	3
Trading portfolio[3]	30.6	28.9	6
Derivatives and cash collateral payables on derivative instruments	152.3	154.6	(2)
Brokerage payables	37.2	38.4	(3)
Other financial liabilities measured at amortized cost and fair value[4]	17.5	18.8	(7)
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	39.9	34.2	17
Total liabilities	917.5	905.4	1
Share capital	0.3	0.3	0
Share premium	18.1	20.8	(13)
Treasury shares	(3.3)	(2.6)	26
Retained earnings	34.2	30.4	12
Other comprehensive income[5]	5.3	3.9	35
Total equity attributable to shareholders	54.5	52.9	3
Equity attributable to non-controlling interests	0.2	0.2	(1)
Total equity	54.7	53.1	3
Total liabilities and equity	972.2	958.5	1

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of financial liabilities at fair value not held for trading, financial liabilities measured at fair value through other comprehensive income and other financial liabilities measured at amortized cost, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Risk, treasury and capital management
Treasury management

Liabilities by product and currency
	USD billion		As a percentage of total liabilities
	All currencies		USD		CHF		EUR		Other		All currencies
	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Short-term borrowings	28.4	50.0	1.6	3.1	0.3	0.3	0.6	1.3	0.7	0.8	3.1	5.5
of which: due to banks	6.6	11.0	0.2	0.4	0.3	0.3	0.1	0.2	0.2	0.3	0.7	1.2
of which: short-term debt issued[1]	21.8	39.0	1.4	2.7	0.0	0.0	0.5	1.1	0.5	0.5	2.4	4.3
Securities financing transactions	7.8	10.3	0.8	0.9	0.0	0.0	0.0	0.0	0.0	0.2	0.8	1.1
Customer deposits	448.3	419.8	17.0	15.8	21.4	20.0	5.8	6.2	4.6	4.4	48.9	46.4
of which: demand deposits	176.0	181.9	4.4	4.5	7.6	7.6	4.4	5.2	2.7	2.8	19.2	20.1
of which: retail savings / deposits	168.6	165.8	6.0	6.0	11.8	11.7	0.5	0.6	0.0	0.0	18.4	18.3
of which: time deposits	62.3	53.6	4.8	3.8	0.3	0.6	0.0	0.1	1.7	1.4	6.8	5.9
of which: fiduciary deposits	41.4	18.6	1.7	1.5	1.8	0.1	0.8	0.3	0.2	0.2	4.5	2.0
Long-term debt issued[2]	155.5	150.3	10.0	9.5	1.6	1.4	3.4	4.0	1.9	1.7	16.9	16.6
of which: senior unsecured debt	55.7	63.0	3.5	3.7	0.1	0.1	1.9	2.4	0.5	0.6	6.1	6.9
of which: covered bonds	2.6	3.9	0.0	0.0	0.0	0.0	0.3	0.4	0.0	0.0	0.3	0.4
of which: subordinated debt	21.8	17.7	1.8	1.5	0.0	0.0	0.4	0.4	0.2	0.1	2.4	1.9
of which: debt issued through the Swiss central mortgage institutions	8.6	8.6	0.0	0.0	0.9	0.9	0.0	0.0	0.0	0.0	0.9	0.9
of which: other long-term debt	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
of which: debt issued measured at fair value	66.8	57.0	4.8	4.2	0.5	0.4	0.8	0.7	1.2	0.9	7.3	6.2
Trading portfolio	30.6	28.9	1.1	1.5	0.1	0.1	0.5	0.4	1.7	1.2	3.3	3.2
Derivatives and cash collateral payables on derivative instruments	152.3	154.6	13.7	14.2	0.2	0.2	1.8	1.0	0.9	1.7	16.6	17.1
Brokerage payables	37.2	38.4	3.0	2.9	0.1	0.1	0.3	0.3	0.6	0.9	4.1	4.2
Other financial liabilities measured at amortized cost and fair value[3]	17.5	18.8	1.2	1.3	0.2	0.2	0.2	0.5	0.3	0.2	1.9	2.0
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	39.9	34.2	0.6	0.6	0.2	0.2	0.1	0.2	3.4	2.7	4.4	3.7
Total liabilities	917.5	905.4	49.0	49.9	24.1	22.5	12.7	13.9	14.2	13.7	100.0	100.0

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of financial liabilities at fair value not held for trading, financial liabilities measured at fair value through other comprehensive income and other financial liabilities measured at amortized cost, but excludes financial liabilities related to unit-linked investment contracts.

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

We report our estimated pro forma NSFR based on current guidance from FINMA and will adjust our NSFR reporting according to the final implementation of the BCBS NSFR disclosure standards in Switzerland. The calculation of our pro forma NSFR includes interpretation and estimates of the effect of the NSFR rules. It will continue to be refined when NSFR rule-making is completed in Switzerland, as regulatory interpretations evolve and as new models and associated systems are enhanced. After delaying the introduction of the NSFR framework in Switzerland for the past two years in order to align with developments in the EU and the US, the Swiss Federal Council has decided to adopt the associated ordinance amendments in early summer 2020, and to bring them into force by mid-2021. The Federal Department of Finance has been mandated to finalize the necessary regulatory texts jointly with relevant stakeholders, including those from industry, in the upcoming months.

As of 31 December 2019, our estimated pro forma NSFR was 111%, an increase of 1 percentage point compared with 31 December 2018. This mainly reflected a USD 19 billion increase in available stable funding, mainly driven by an increase in deposits. This effect was largely offset by a USD 16 billion increase in required stable funding, mainly due to an increase in trading assets and calculation refinements.

Internal funding and funds transfer pricing

We utilize an integrated liquidity and funding framework to govern the liquidity management of all our branches and subsidiaries, and our major sources of liquidity are channeled through entities that are fully consolidated. Group Treasury meets internal demands for funding by channeling funds from entities generating surplus cash to those in need of financing, except in those circumstances where transfer restrictions exist.

Funding costs and benefits are allocated to our business divisions according to our liquidity and funding risk management framework. Our internal funds transfer pricing system, which is governed by Group Treasury, is designed to provide the proper liability structure to support the assets and planned activities of each business division. The funds transfer pricing mechanisms aim to allocate funding and liquidity costs to the activities generating the liquidity and funding risks, and deals with the movement of funds from those businesses in surplus to those that have a shortfall. Funding is internally transferred or allocated among businesses at rates and tenors that reflect each business’s asset composition, liquidity and reliable external funding, and is, for major subsidiaries, entity-specific. We regularly review our internal funds transfer pricing mechanisms and make enhancements where appropriate to help better accomplish our liquidity and funding management objectives.

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

Pro forma net stable funding ratio
USD billion, except where indicated	31.12.19	31.12.18
Available stable funding	488	469
Required stable funding	442	426
Pro forma net stable funding ratio (%)	111	110

Risk, treasury and capital management
Treasury management

If our credit ratings were to be downgraded, rating trigger clauses could result in an immediate cash settlement or the need to deliver additional collateral to counterparties from contractual obligations related to over-the-counter (OTC) derivative positions and other obligations. Based on our credit ratings as of 31 December 2019, USD 0.0 billion, USD 0.5 billion and USD 0.9 billion would have been required for such contractual obligations in the event of a one-notch, two-notch and three-notch reduction in long-term credit ratings, respectively. Of these, the portion related to additional collateral is USD 0.0 billion, USD 0.3 billion and USD 0.6 billion, respectively.

There was one main rating action on UBS Group AG’s and UBS AG’s solicited credit ratings in 2019. On 21 November 2019, Rating and Investment Information (R&I) upgraded UBS Group AG’s issuer rating to A+ from A, while revising its outlook from positive to stable.

→   Refer to “Liquidity and funding management are critical to UBS’s ongoing performance” in the “Risk factors” section of this report for more information

Equity

Equity attributable to shareholders increased by USD 1,605 million to USD 54,533 million as of 31 December 2019.

Total comprehensive income attributable to shareholders was positive USD 5,089 million, reflecting net profit of USD 4,304 million and positive other comprehensive income (OCI) of USD 785 million. OCI consisted of positive cash flow hedge OCI of USD 1,143 million, positive OCI related to financial assets measured at fair value through OCI of USD 117 million and positive foreign currency translation OCI of USD 104 million, partly offset by negative OCI related to own credit of USD 392 million and negative defined benefit plan OCI of USD 186 million.

Share premium decreased by USD 2,779 million, mainly due to the dividend distribution of USD 2,544 million to shareholders out of the capital contribution reserve of UBS Group AG and a reduction of USD 886 million from the delivery of treasury shares under share-based compensation plans, partly offset by an increase of USD 619 million due to the amortization of deferred equity compensation awards in the income statement.

Net treasury share activity decreased equity attributable to shareholders by USD 695 million, mainly as a result of share repurchases of USD 806 million in 2019 under our share repurchase program, partly offset by the net disposal of treasury shares related to employee share-based compensation awards.

The effect of adopting IFRIC 23, Uncertainty over Income Tax Treatments, decreased equity attributable to shareholders by USD 11 million.

Equity attributable to non-controlling interests decreased by USD 2 million to USD 174 million.

→   Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information

→   Refer to “UBS shares” in the “Capital management” section of this report for more information about the share repurchase program

→   Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Consolidated financial statements” section of this report for more information about the adoption of IFRIC 23

Maturity analysis of assets and liabilities

The tables on the following pages provide an analysis of on- and off-balance sheet assets and liabilities by residual contractual maturity as of the balance sheet date. The contractual maturity of liabilities is based on carrying amounts and the earliest date on which we could be required to pay. The contractual maturity of assets is based on carrying amounts and includes the effect of callable features. The presentation of liabilities at carrying amount in this table differs from “Note 27 Maturity analysis of financial liabilities” in the “Consolidated financial statements” section of this report, where these liabilities are presented on an undiscounted basis, as required by International Financial Reporting Standards.

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

Non-financial assets and liabilities with no contractual maturity are generally included in the Perpetual / Not applicable time bucket.

Loan commitments are classified on the basis of the earliest date they can be drawn down.

Maturity analysis of assets and liabilities
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 and 12 months	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Perpetual / Not applicable	Total

Assets
Cash and balances at central banks	107.0							0.1		107.1
Loans and advances to banks	11.2	0.6	0.2	0.2	0.1	0.0	0.2	0.0		12.4
Receivables from securities financing transactions	57.2	16.8	4.3	4.0	1.0	0.8	0.2			84.2
Cash collateral receivables on derivative instruments	23.3									23.3
Loans and advances to customers	118.9	36.7	14.0	8.3	9.1	27.1	60.6	52.0		326.8
Other financial assets measured at amortized cost	5.1	0.6	0.4	0.7	0.6	1.9	5.9	7.8		23.0
Total financial assets measured at amortized cost	322.6	54.8	18.9	13.2	10.7	29.7	66.8	60.0		576.8
Financial assets at fair value held for trading	127.5									127.5
of which: assets pledged as collateral that may be sold or repledged by counterparties	41.3									41.3
Derivative financial instruments	121.8									121.8
Brokerage receivables	18.0									18.0
Financial assets at fair value not held for trading	36.6	4.8	5.2	2.8	4.7	15.2	11.4	1.9	1.3	83.9
Total financial assets measured at fair value through profit or loss	303.9	4.8	5.2	2.8	4.7	15.2	11.4	1.9	1.3	351.3
Financial assets measured at fair value through other comprehensive income	0.2	0.1	0.3	0.2	0.3	0.4	0.2	4.7	0.0	6.3
Investments in associates									1.1	1.1
Property, equipment and software									12.8	12.8
Goodwill and intangible assets									6.5	6.5
Deferred tax assets									9.5	9.5
Other non-financial assets	6.6						1.3	0.0		7.9
Total assets as of 31 December 2019	633.4	59.8	24.4	16.2	15.7	45.3	79.6	66.6	31.2	972.2
Total assets as of 31 December 2018	626.5	63.0	24.2	17.0	18.9	37.4	80.6	62.2	28.6	958.5

Liabilities
Amounts due to banks	5.3	0.3	0.1	0.2	0.1	0.3	0.2	0.0		6.6
Payables from securities financing transactions	7.4	0.1	0.3	0.0						7.8
Cash collateral payables on derivative instruments	31.4									31.4
Customer deposits	422.9	16.0	4.3	0.9	1.8	1.1	1.2	0.0		448.3
Debt issued measured at amortized cost	4.3	4.4	13.8	8.6	6.5	9.9	28.4	20.3	14.3	110.5
Other financial liabilities measured at amortized cost	5.8	0.1	0.1	0.1	0.1	0.5	1.2	1.8		9.7
Total financial liabilities measured at amortized cost	477.2	21.0	18.6	9.9	8.6	11.7	30.9	22.1	14.3	614.3
Financial liabilities at fair value held for trading	30.6									30.6
Derivative financial instruments	120.9									120.9
Brokerage payables designated at fair value	37.2									37.2
Debt issued designated at fair value	20.4	17.3	3.9	4.1	2.1	10.2	2.0	6.7		66.8
Other financial liabilities designated at fair value	34.1	0.4	0.2	0.2	0.0	0.0	0.4	0.6		35.9
Total financial liabilities measured at fair value through profit or loss	243.2	17.7	4.1	4.4	2.1	10.3	2.3	7.3		291.5
Provisions	3.0									3.0
Other non-financial liabilities	3.7	2.6							2.5	8.8
Total liabilities as of 31 December 2019	727.1	41.2	22.7	14.3	10.7	22.0	33.3	29.4	16.8	917.5
Total liabilities as of 31 December 2018	699.7	41.4	28.6	17.6	11.7	23.6	37.7	32.7	12.5	905.4

Guarantees, commitments and forward starting transactions
Loan commitments	33.1	0.5	0.2	0.1	0.0	0.0	0.0			33.9
Guarantees	19.1									19.1
Reverse repurchase agreements	21.9		0.0							21.9
Securities borrowing agreements
Total as of 31 December 2019	74.1	0.5	0.2	0.1	0.0	0.0	0.0	0.0		74.9
Total as of 31 December 2018	63.0	0.3	0.2	0.1	0.2	0.0	0.0	0.0		63.6

Risk, treasury and capital management
Treasury management

Off-balance sheet

Off-balance sheet arrangements

In the normal course of business, we enter into transactions where, in accordance with International Financial Reporting Standards, the maximum contractual exposure may not be recognized in whole or in part on our balance sheet. These transactions include derivative instruments, guarantees and similar arrangements, as well as some purchased and retained interests in non-consolidated structured entities, which are transacted for a number of reasons, including hedging and market-making activities, to meet specific needs of our clients or to offer investment opportunities to clients through entities that are not controlled by us.

When we incur an obligation or become entitled to an asset through these arrangements, we recognize them on the balance sheet. It should be noted that in certain instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements.

→   Refer to “Note 1a Significant accounting policies,” items 1, 3a and 3d, and “Note 31 Interests in subsidiaries and other entities” in the “Consolidated financial statements” section of this report for more information

The following paragraphs provide more information about several distinct off-balance sheet arrangements. Additional off-balance sheet information is primarily provided in Notes 10, 11, 21, 23, 24i, 26, 31 and 34 in the “Consolidated financial statements” section of this report, as well as in the 31 December 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors.

Off-balance sheet development in 2019

Forward starting reverse repurchase agreements increased by USD 13 billion, mainly reflecting higher client activity levels related to forward starting transactions in the repo market. Forward starting repurchase agreements were stable at USD 8 billion and guarantees were also stable at USD 16 billion. Loan commitments decreased by USD 1 billion, primarily reflecting a decrease in our Corporate Client Solutions business in the Investment Bank, resulting from commitments that were funded, canceled or syndicated during the year. Committed unconditionally revocable credit lines decreased by USD 2 billion.

Off-balance sheet
	As of		% change from
USD billion	31.12.19	31.12.18	31.12.18
Total guarantees[1]	16.5	17.0	(3)
Loan commitments[1]	33.1	34.1	(3)
Forward starting reverse repurchase agreements[1]	21.9	9.0	143
Forward starting repurchase agreements[1]	8.1	8.3	(2)
Committed unconditionally revocable credit lines[2]	35.1	36.6	(4)

1 These lines are aligned with the scope disclosed in “Note 34 Guarantees, commitments and forward starting transactions” in the “Consolidated financial statements” section of this report. Total guarantees and Loan commitments are shown net of sub-participations.    2 Refer to “Note 10 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information.

Risk disclosures, including our involvement with off-balance sheet vehicles

Refer to the “Risk management and control” section of this report for comprehensive credit, market and liquidity risk information related to our exposures, which includes exposures to off-balance sheet vehicles.

Support provided to non-consolidated investment funds

In 2019, the Group did not provide material support, financial or otherwise, to unconsolidated investment funds when the Group was not contractually obligated to do so, nor does the Group have an intention to do so.

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

Guarantees represent irrevocable assurances that, subject to the satisfaction of certain conditions, we will make payments in the event that our clients fail to fulfill their obligations to third parties. As of 31 December 2019, the net exposure (gross values less sub-participations) from guarantees and similar instruments was USD 16.5 billion compared with USD 17.0 billion as of 31 December 2018. Fee income from issuing guarantees was not significant to total revenues in 2019 and 2018.

We also enter into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of our clients. The majority of these unutilized credit lines range in maturity from one month to five years. The committed unconditionally revocable credit lines are generally open-ended. If customers fail to meet their obligations, our maximum exposure to credit risk is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. In 2019, we recognized net credit loss recoveries of USD 6 million related to loan commitments, guarantees and other credit facilities in scope of expected credit loss measurement compared with net credit loss expenses of USD 12 million in 2018. Provisions recognized for guarantees and loan commitments were USD 114 million as of 31 December 2019 and USD 116 million as of 31 December 2018.

→   Refer to “Note 10 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about provisions for loan commitments and guarantees

For certain obligations, we enter into partial sub-participations to mitigate various risks from guarantees and loan commitments. A sub-participation is an agreement by another party to take a share of the loss in the event that the obligation is not fulfilled by the obligor and, where applicable, to fund a part of the credit facility. We retain the contractual relationship with the obligor, and the sub-participant has only an indirect relationship. We only enter into sub-participation agreements with banks to which we ascribe a credit rating equal to or better than that of the obligor.

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

As a member of the Deposit Protection Fund of the Association of German Banks (the Fund), we are required to provide an indemnity to the Fund related to its coverage of certain non-institutional deposits (for amounts above EUR 100,000 and below EUR 235 million per depositor until 31 December 2019, from 1 January 2020 above EUR 100,000 and below EUR 176 million) in the event that UBS Europe SE becomes unable to meet its obligations.

The aforementioned deposit insurance requirements represent a contingent payment obligation and expose us to additional risk. As of 31 December 2019, we considered the probability of a material loss from our obligations to be remote.

Risk, treasury and capital management
Treasury management

Contractual obligations
	Payment due by period
USD million	Within 1 year	1–3 years	3–5 years	Over 5 years	Total
Long-term debt obligations	66,652	37,534	21,519	43,622	169,327
Lease obligations	658	1,107	898	2,073	4,736
Purchase obligations	1,069	780	301	111	2,260
Total as of 31 December 2019	68,379	39,421	22,717	45,806	176,323

Contractual obligations

The table above summarizes payments due by period under contractual obligations as of 31 December 2019.

All contractual obligations included in this table, with the exception of purchase obligations (i.e., those in which we are committed to purchasing goods and services), and lease commitments included within Lease obligations, are recognized as liabilities on our balance sheet. Amounts in the table above are presented on an undiscounted basis.

Long-term debt obligations as of 31 December 2019 were USD 169 billion. They consisted of debt issued designated at fair value (USD 68 billion) and long-term debt issued measured at amortized cost (USD 101 billion) and represent estimated future interest and principal payments on an undiscounted basis.

→   Refer to “Note 27 Maturity analysis of financial liabilities” in the “Consolidated financial statements” section of this report for more information

More than half of total long-term debt obligations had a fixed-rate of interest. Amounts due on interest rate swaps used to hedge interest rate risk inherent in floating-rate debt issued, and designated in fair value hedge accounting relationships, are not included in the table above. The notional amount of these interest rate swaps was USD 65 billion as of 31 December 2019. Debt issued designated at fair value mainly consists of structured notes and is generally economically hedged, but it would not be practicable to estimate the amount and/or timing of the payments on interest swaps used to hedge these instruments as interest rate risk inherent in respective liabilities is generally risk-managed on a portfolio level.

Within purchase obligations, obligations to employees under mandatory notice periods are excluded (i.e., the periods in which we must pay contractually agreed salaries to employees leaving the firm).

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

Strategy, objectives and governance

Group Treasury focuses on three principal areas of currency risk management: (i) currency-matched funding and investment of non-US dollar assets and liabilities; (ii) sell-down of non-US dollar profits and losses; and (iii) selective hedging of anticipated non-US dollar profits and losses to further mitigate the effect of structural imbalances in the balance sheet. Non-trading foreign exchange risks arising from transactions denominated in a currency other than the reporting entity’s functional currency are managed under market risk limits. Activities performed by Group Treasury include the management of the structural currency composition at the consolidated Group level.

Currency-matched funding and investment of non-US dollar assets and liabilities

For monetary balance sheet items and other investments, as far as it is practical and efficient, we follow the principle of matching the currencies of our assets and liabilities for funding purposes. This avoids profits and losses arising from the translation of non-US dollar assets and liabilities.

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

Income statement items of foreign subsidiaries and branches of UBS AG with a functional currency other than the US dollar are translated into US dollars at average rates. To reduce earnings volatility on the translation of previously recognized earnings in foreign currencies, Group Treasury centralizes the profits and losses arising in UBS AG and its branches and sells or buys the profit or loss for US dollars. Our foreign subsidiaries follow a similar monthly sell-down process into their own functional currencies. Retained earnings in foreign subsidiaries with a functional currency other than the US dollar are integrated and managed as part of our net investment hedge accounting program.

Hedging of anticipated non-US dollar profits and losses

The Group ALCO may at any time instruct Group Treasury to execute hedges to protect anticipated future profits and losses in foreign currencies against possible adverse trends of foreign exchange rates. Although intended to hedge future earnings, these transactions are accounted for as open currency positions and are subject to internal market risk limits for value-at-risk and stress loss limits.

→   Refer to the “Capital management” section of this report for more information about our active management of sensitivity to currency movements and its effect on our key ratios

Dividend distribution

Following the change in functional currency of UBS Group AG to the US dollar, effective from 1 October 2018, dividends were accrued in US dollars over the course of 2019 to align the dividend declaration currency to the functional currency. As a result, starting with the dividend for the financial year 2019, UBS Group AG will declare dividends in US dollars going forward. Shareholders whose shares are held through SIX (ISIN: CH0244767585) will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places, on the day prior to the ex-dividend date. Shareholders holding shares through DTC (ISIN: CH0244767585; CUSIP: H42097107) will be paid dividends in US dollars.

→   Refer to the “Standalone financial statements” section of this report for more information about the proposed dividend distribution of UBS Group AG

Risk, treasury and capital management
Treasury management

Cash flows

As a global financial institution, our cash flows are complex and often may bear little relation to our net earnings and net assets. Consequently, we believe that a traditional cash flow analysis is less meaningful when evaluating our liquidity position than the liquidity, funding and capital management frameworks and measures described elsewhere in the “Risk, treasury and capital management” section of this report.

Cash and cash equivalents

As of 31 December 2019, cash and cash equivalents totaled USD 119.9 billion, a decrease of USD 6.2 billion from 31 December 2018, driven by net cash outflows from financing and investing activities, partly offset by net cash inflows from operating activities.

Operating activities

Net cash inflows from operating activities were USD 19.7 billion in 2019. Net operating cash flow, before changes in operating assets and liabilities and income taxes paid, was an inflow of USD 14.3 billion. Changes in operating assets and liabilities resulted in net cash inflows of USD 5.4 billion, mainly driven by a USD 23.2 billion net inflow related to customer deposits and an USD 8.7 billion inflow from securities financing transactions. These inflows were partly offset by a net outflow from financial assets and liabilities at fair value held for trading and derivative financial instruments of USD 18.8 billion and net outflows from loans and advances to banks of USD 4.3 billion and from lending balances to customers of USD 3.1 billion.

In 2018, net cash inflows from operating activities were USD 28.9 billion. Net operating cash flow, before changes in operating assets and liabilities and income taxes paid, was an outflow of USD 0.2 billion. Changes in operating assets and liabilities resulted in net cash inflows of USD 29.1 billion, mainly driven by an USD 11.4 billion net inflow related to brokerage receivables and payables, an USD 11.1 billion net inflow from financial assets at fair value not held for trading and other financial assets and liabilities, an USD 11.1 billion inflow from financial assets and liabilities at fair value held for trading and derivative financial instruments, and a USD 9.1 billion inflow from customer deposits. These inflows were partly offset by a net outflow from securities financing transactions of USD 11.2 billion and a net outflow from lending balances to customers of USD 5.2 billion.

Investing activities

Investing activities resulted in a net cash outflow of USD 1.6 billion in 2019, primarily related to net cash outflows of USD 3.4 billion from the purchase of financial assets measured at fair value through other comprehensive income and a USD 1.6 billion outflow from the purchase of property, equipment and software. These outflows were partly offset by a net inflow from the disposal and redemption of financial assets measured at fair value through other comprehensive income of USD 3.9 billion.

In 2018, investing activities resulted in a net cash outflow of USD 6.1 billion, primarily related to net cash outflows of USD 3.8 billion from the purchase and redemption of debt securities measured at amortized cost.

Financing activities

Financing activities resulted in a net cash outflow of USD 25.6 billion in 2019, mainly due to the net repayment of USD 17.1 billion of short-term debt and the net repayment of USD 3.8 billion of long-term debt, which includes debt issued designated at fair value. In addition, a dividend distribution to shareholders of USD 2.5 billion and net cash used to acquire treasury shares of USD 1.6 billion contributed to the net cash outflow.

In 2018, financing activities resulted in a net cash inflow of USD 0.2 billion, mainly due to the net issuance of USD 16.3 billion of long-term debt, which includes debt issued designated at fair value, partly offset by the net repayment of USD 12.2 billion of short-term debt, a dividend distribution to shareholders of USD 2.4 billion and net cash used to acquire treasury shares of USD 1.4 billion.

→   Refer to “Primary financial statements” in the “Consolidated financial statements” section of this report for more information about cash flows

Statement of cash flows (condensed)
	For the year ended
USD million	31.12.19	31.12.18
Net cash flow from / (used in) operating activities	19,705	28,913
Net cash flow from / (used in) investing activities	(1,558)	(6,132)
Net cash flow from / (used in) financing activities	(25,614)	190
Effects of exchange rate differences on cash and cash equivalents	1,261	(1,726)
Net increase / (decrease) in cash and cash equivalents	(6,207)	21,245
Cash and cash equivalents at the end of the year	119,873	126,079

Capital management

Capital management objectives, planning and activities

Capital management objectives

Audited | An adequate level of total loss-absorbing capacity (TLAC) in accordance with both our internal assessment and regulatory requirements is a prerequisite for conducting our business activities.p  We are therefore committed to maintaining a strong TLAC position and sound TLAC ratios at all times, in order to meet regulatory capital requirements and our target capital ratios, and to support the growth of our businesses.

We expect to meet known future increases in TLAC requirements mainly through a combination of retaining earnings and issuing high-trigger loss-absorbing additional tier 1 (AT1) capital instruments, including Deferred Contingent Capital Plan (DCCP) employee compensation awards, as well as issuing senior unsecured debt that contributes to our TLAC.

As of 31 December 2019, our common equity tier 1 (CET1) capital ratio and our CET1 leverage ratio were 13.7% and 3.9%, respectively, each of which is above our capital guidance and above the requirements for Swiss systemically relevant banks (SRBs) as well as the Basel Committee on Banking Supervision (BCBS) requirements. We believe that our capital strength is a source of confidence for our stakeholders, contributes to our strong credit ratings and is one of the foundations of our success.

The BCBS announced the finalization of the Basel III framework in December 2017 and published the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book) in January 2019. We currently expect the Swiss Financial Market Supervisory Authority (FINMA) to implement these regulations later than the originally communicated effective date of 1 January 2022. We will monitor implementation and assess the effect on UBS once the final national law is available. In the absence of the final national law, we continue to make progress on our internal assessment of infrastructure design and operational governance to anticipate the upcoming adoption of these rules. We have previously provided guidance on the approximate impact of Basel III finalization on RWA. As the implementation has now been extended by at least a year, the day-1 impact could be lower than we originally believed, but there is still too much uncertainty for an update to be provided.

→   Refer to the “Our strategy” and “Performance targets and measurement” sections of this report for more information about our capital and resource guidelines 2020–2022

→   Refer to “Our stated capital returns objective is based, in part, on capital ratios that are subject to regulatory change and may fluctuate significantly” in the “Risk factors” section of this report for more information about the risks related to our capital ratios

Capital planning and activities

Audited | We manage our balance sheet, RWA, the leverage ratio denominator (the LRD) and TLAC ratio levels within our internal limits and targets and on the basis of our regulatory TLAC requirements. Our strategic focus is to achieve an optimal attribution and use of financial resources between our business divisions and Corporate Center, as well as between our legal entities, while remaining within the limits defined for the Group and allocated to the business divisions by the Board of Directors (the BoD). These resource allocations, in turn, affect business plans and earnings projections, which are reflected in our capital plans.

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

Group Treasury plans for, and monitors, consolidated TLAC information on an ongoing basis, also considering developments in capital regulations. In addition, capital planning and monitoring are performed at the legal entity level for our significant subsidiaries and sub-groups that are subject to prudential supervision and must meet capital and other supervisory requirements.

→   Refer to “Capital and capital ratios of our significant regulated subsidiaries” in this section for more information

Audited | In 2019, we continued to focus on meeting the Swiss SRB capital requirements applicable as of 1 January 2020, based on the Capital Adequacy Ordinance effective until 31 December 2019. Therefore we executed a series of transactions, including:

→  the issuances of USD 2.5 billion, USD 0.5 billion, USD 0.5 billion and USD 0.3 billion equivalent of high-trigger loss-absorbing AT1 capital instruments denominated in US dollars, Australian dollars, Singapore dollars and Swiss francs, respectively;

→  the issuances of USD 1.6 billion, USD 0.4 billion and USD 0.1 billion equivalent of TLAC-eligible senior unsecured debt denominated in US dollars, Swiss francs and Australian dollars, respectively; and

→  the call of USD 0.2 billion equivalent of low-trigger loss-absorbing tier 2 capital instruments. p

As of 31 December 2019, these transactions had an effect on our TLAC ratio, which amounted to 34.6% of our RWA and 9.8% of our LRD compared with the respective minimum requirements of 24.3%, excluding countercyclical buffer requirements, and 8.6%, which are applicable as of 1 January 2020. These minimum requirements include the currently applicable rebates.

→   Refer to the “Swiss SRB going and gone concern requirements – time series” table in this section for more information

Swiss SRB total loss-absorbing capacity framework

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs).

Additional regulatory disclosures for UBS Group AG on a consolidated basis are provided in our 31 December 2019 Pillar 3 report. The Pillar 3 report further includes information relating to our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 31 December 2019 and is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, is provided in the combined UBS Group AG and UBS AG Annual Report 2019 available under “Annual reporting” at www.ubs.com/investors.

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and is embedded in the Swiss Capital Adequacy Ordinance (the CAO). The CAO also includes the too-big-to-fail provisions applicable to Swiss SRBs, which became effective on 1 July 2016 subject to phasing in until 1 January 2020.

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

In addition to CET1 capital, the following instruments contribute to our loss-absorbing capacity:

–   loss-absorbing AT1 capital instruments (high- and low-trigger);

–   loss-absorbing tier 2 capital instruments (high- and low-trigger);

–   non-Basel III-compliant tier 2 capital instruments; and

–   TLAC-eligible senior unsecured debt instruments.

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

→   Refer to “Bondholder information,” available at www.ubs.com/investors,  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

→   Refer to the “Regulatory and legal developments” section of this report for information about changes to the gone concern capital requirements

Risk, treasury and capital management
Capital management

Total loss-absorbing capacity and leverage ratio requirements

Going concern capital requirements

Following the Swiss SRB requirements being fully implemented by 1 January 2020, total going concern minimum requirements for all Swiss SRBs are a capital ratio requirement of 12.86% of RWA and a leverage ratio requirement of 4.5%. In addition to these minimum requirements, an add-on reflecting the degree of systemic importance is applied based on market share and the leverage ratio denominator (the LRD). The add-on for UBS is expected to be 1.08% of RWA and 0.375% of our LRD. Finally, the Swiss Federal Council has activated a countercyclical buffer requirement of 2% of RWA for mortgage loans on residential property in Switzerland, applicable since 30 June 2014, and we are required to apply additional countercyclical buffer requirements implemented in other Basel Committee member jurisdictions, which result in an additional buffer requirement of 0.31%. The total going concern capital requirements applicable starting as of 1 January 2020 are 14.25% of RWA (including countercyclical buffer requirements) and 4.875% of the LRD. Furthermore, of the total going concern capital requirement of 14.25% of RWA, at least 9.95% must be met with CET1 capital, while a maximum of 4.3% can be met with high-trigger loss-absorbing AT1 capital instruments. Similarly, of the total going concern leverage ratio requirement of 4.875%, 3.375% must be met with CET1 capital, while a maximum of 1.5% can be met with high-trigger loss-absorbing AT1 capital instruments.

The applicable market share add-on requirements as of 31 December 2018 were 0.72% for RWA and 0.25% for LRD purposes. These add-ons were reduced to 0.36% of RWA and 0.125% of LRD from November 2019, reflecting a reduction in UBS’s market share in the Swiss credit business to less than 17%. The applicable LRD add-on requirements remained unchanged at 0.72% for RWA and 0.25% for LRD purposes, as our Group LRD remained within the same range.

Gone concern loss-absorbing capacity requirements

As an internationally active Swiss SRB, UBS is also subject to gone concern loss-absorbing capacity requirements. The gone concern requirements also include add-ons for market share and the LRD, and may be met with senior unsecured debt that is TLAC eligible.

Under the Swiss SRB framework, banks are eligible for a rebate on the gone concern requirement if they take actions that facilitate recovery and resolvability beyond the minimum requirements to ensure the integrity of systemically important functions in the case of an impending insolvency. In addition, in the event that CET1 capital, low-trigger loss-absorbing AT1 or certain low-trigger tier 2 capital instruments are used to meet the gone concern requirements, such requirements may be reduced by up to 2.86 percentage points for the RWA-based requirement and up to 1 percentage point for the LRD-based requirement. The combined reduction applied for resolvability measures and the aforementioned gone concern requirement reduction for the use of low-trigger loss-absorbing AT1 and low-trigger tier 2 capital instruments may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%. The amount of the rebate for improved resolvability is assessed annually by FINMA, and was phased in until 1 January 2020. Based on actions we completed up to December 2018 to improve resolvability, FINMA granted a rebate on the gone concern requirement of 42.5% of the aforementioned maximum rebate in the third quarter of 2019, which resulted in a reduction of 2.27 percentage points for the RWA-based requirement and 0.80 percentage points for the LRD-based requirement. UBS also qualifies for an additional rebate for the use of low-trigger tier 2 capital instruments to fulfill gone concern requirements, allowing a further reduction of 1.33 percentage points for the RWA-based requirement and 0.38 percentage points for the LRD-based requirements.

In this report, we refer to the RWA-based gone concern requirements as gone concern loss-absorbing capacity requirements, and the RWA-based gone concern ratio is referred to as the gone concern loss-absorbing capacity ratio.

Swiss SRB going and gone concern requirements – time series
	Risk-weighted assets (%)		Leverage ratio (%)
	Requirements		Requirements
	31.12.19	1.1.20	31.12.19	1.1.20
Going concern
Minimum capital	8.00	8.00	3.00	3.00
Buffer capital[1]	5.71	6.25	1.50	1.88
Total going concern	13.71	14.25	4.50	4.88
of which: common equity tier 1 capital[1]	9.81	9.95	3.20	3.38
of which: maximum additional tier 1 capital	3.90	4.30	1.30	1.50
Gone concern
Base requirement including applicable add-ons and reductions	11.33	13.94	3.91	4.88
of which: rebate granted (equivalent to 42.5% of maximum rebate)	(1.82)	(2.27)	(0.64)	(0.80)
of which: reduction for usage of low-trigger tier 2 capital instruments		(1.33)		(0.38)
Total gone concern	9.51	10.34	3.27	3.70
Total loss-absorbing capacity	23.23	24.59	7.77	8.58
1 Going concern buffer capital requirements as of 31 December 2019 include applicable add-ons based on market share and LRD as well as a countercyclical buffer requirement of 0.31%.

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 31.12.19	RWA		LRD		RWA		LRD
USD million, except where indicated	in %		in %		in %		in %
Required going concern capital
Total going concern capital	13.71	35,543	4.50	41,010	14.25[1]	36,943	4.88[1]	44,427
Common equity tier 1 capital	9.81	25,434	3.20	29,162	9.95	25,797	3.38	30,757
of which: minimum capital	4.90	12,701	1.70	15,493	4.50	11,664	1.50	13,670
of which: buffer capital	4.60	11,924	1.50	13,670	5.14	13,323	1.88	17,087
of which: countercyclical buffer	0.31	810			0.31	810
Maximum additional tier 1 capital	3.90	10,109	1.30	11,847	4.30	11,146	1.50	13,670
of which: additional tier 1 capital	3.10	8,035	1.30	11,847	3.50	9,072	1.50	13,670
of which: additional tier 1 buffer capital	0.80	2,074			0.80	2,074

Eligible going concern capital
Total going concern capital	22.01	57,056	6.26	57,056	20.02	51,888	5.69	51,888
Common equity tier 1 capital	13.73	35,582	3.90	35,582	13.73	35,582	3.90	35,582
Total loss-absorbing additional tier 1 capital[2]	8.28	21,474	2.36	21,474	6.29	16,306	1.79	16,306
of which: high-trigger loss-absorbing additional tier 1 capital	5.36	13,892	1.52	13,892	5.36	13,892	1.52	13,892
of which: low-trigger loss-absorbing additional tier 1 capital	0.93	2,414	0.26	2,414	0.93	2,414	0.26	2,414
of which: low-trigger loss-absorbing tier 2 capital	1.99	5,168	0.57	5,168

Required gone concern capital
Total gone concern loss-absorbing capacity	9.51	24,662	3.27	29,789	10.34	26,805	3.70	33,719
of which: base requirement	10.52	27,269	3.63	33,036	12.86	33,334	4.50	41,010
of which: additional requirement for market share and LRD[3]	0.81	2,100	0.28	2,563	1.08	2,799	0.38	3,417
of which: applicable reduction on requirements	(1.82)	(4,706)	(0.64)	(5,810)	(3.60)	(9,329)	(1.17)	(10,708)
of which: rebate granted (equivalent to 42.5% of maximum rebate)	(1.82)	(4,706)	(0.64)	(5,810)	(2.27)	(5,883)	(0.80)	(7,262)
of which: reduction for usage of low-trigger tier 2 capital instruments					(1.33)	(3,446)	(0.38)	(3,446)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	12.57	32,585	3.58	32,585	14.56	37,753	4.14	37,753
Total tier 2 capital	0.87	2,263	0.25	2,263	2.87	7,431	0.82	7,431
of which: low-trigger loss-absorbing tier 2 capital	0.67	1,724	0.19	1,724	2.66	6,892	0.76	6,892
of which: non-Basel III-compliant tier 2 capital	0.21	540	0.06	540	0.21	540	0.06	540
TLAC-eligible senior unsecured debt	11.70	30,322	3.33	30,322	11.70	30,322	3.33	30,322

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.23	60,205	7.77	70,799	24.59	63,748	8.58	78,146
Eligible total loss-absorbing capacity	34.58	89,641	9.84	89,641	34.58	89,641	9.84	89,641

1 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 and tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019, limited to 31 December 2019 for tier 2 instruments. Thereafter, these instruments are eligible to meet the gone concern requirements. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility, as reflected in this table. Under the revised Capital Adequacy Ordinance issued in November 2019, effective 1 January 2020, the 50% haircut is no longer applied; refer to the “Regulatory and legal developments” section of this report for more information.    3 A lower add-on requirement for market share was applied in the fourth quarter of 2019, of which 0.27% was applied for RWA and 0.09% for LRD under the transitional rules, 0.36% was applied for RWA and 0.125% for LRD under the final rules as of 1 January 2020.

Risk, treasury and capital management
Capital management

Total loss-absorbing capacity

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements		Swiss SRB as of 1.1.20
USD million, except where indicated	31.12.19	31.12.18	31.12.19	31.12.18

Eligible going concern capital
Total going concern capital	57,056	52,287	51,888	46,279
Total tier 1 capital	51,888	46,279	51,888	46,279
Common equity tier 1 capital	35,582	34,119	35,582	34,119
Total loss-absorbing additional tier 1 capital	16,306	12,160	16,306	12,160
of which: high-trigger loss-absorbing additional tier 1 capital	13,892	9,790	13,892	9,790
of which: low-trigger loss-absorbing additional tier 1 capital	2,414	2,369	2,414	2,369
Total tier 2 capital	5,168	6,008
of which: low-trigger loss-absorbing tier 2 capital[1]	5,168	6,008

Eligible gone concern capital[2]
Total gone concern loss-absorbing capacity	32,585	31,452	37,753	37,460
Total tier 2 capital	2,263	1,464	7,431	7,471
of which: low-trigger loss-absorbing tier 2 capital[1]	1,724	771	6,892	6,779
of which: non-Basel III-compliant tier 2 capital[3]	540	693	540	693
TLAC-eligible senior unsecured debt	30,322	29,988	30,322	29,988

Total loss-absorbing capacity
Total loss-absorbing capacity	89,641	83,738	89,641	83,738

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	259,208	263,747	259,208	263,747
Leverage ratio denominator	911,325	904,598	911,325	904,598

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	22.0	19.8	20.0	17.5
of which: common equity tier 1 capital ratio	13.7	12.9	13.7	12.9
Gone concern loss-absorbing capacity ratio	12.6	11.9	14.6	14.2
Total loss-absorbing capacity ratio	34.6	31.7	34.6	31.7

Leverage ratios (%)
Going concern leverage ratio	6.3	5.8	5.7	5.1
of which: common equity tier 1 leverage ratio	3.90	3.77	3.90	3.77
Gone concern leverage ratio	3.6	3.5	4.1	4.1
Total loss-absorbing capacity leverage ratio	9.8	9.3	9.8	9.3

1 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility, as reflected in this table. Under the revised Capital Adequacy Ordinance issued in November 2019, effective 1 January 2020, the 50% haircut is no longer applied; refer to the “Regulatory and legal developments” section of this report for more information.    3 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Audited |

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	31.12.19	31.12.18
Total IFRS equity	54,707	53,103
Equity attributable to non-controlling interests	(174)	(176)
Defined benefit plans, net of tax	(9)	0
Deferred tax assets recognized for tax loss carry-forwards	(6,121)	(6,107)
Deferred tax assets on temporary differences, excess over threshold	(221)	(586)
Goodwill, net of tax[1]	(6,178)	(6,514)
Intangible assets, net of tax	(195)	(251)
Compensation-related components (not recognized in net profit)	(1,717)	(1,652)
Expected losses on advanced internal ratings-based portfolio less provisions	(495)	(368)
Unrealized (gains) / losses from cash flow hedges, net of tax	(1,260)	(109)
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	48	(397)
Prudential valuation adjustments	(104)	(120)
Accruals for proposed dividends to shareholders	(2,628)	(2,648)
Other	(72)	(56)
Total common equity tier 1 capital	35,582	34,119

1 Includes goodwill related to significant investments in financial institutions of USD 178 million as of 31 December 2019 (31 December 2018: USD 176 million) presented on the balance sheet line Investments in associates.

p

Total loss-absorbing capacity and movement under Swiss SRB rules applicable as of 1 January 2020

Going concern capital and movement

Audited | Our CET1 capital mainly consists of: share capital; share premium, which primarily consists of additional paid-in capital related to shares issued; and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” table.

Our CET1 capital increased by USD 1.5 billion to USD 35.6 billion as of 31 December 2019, mainly as a result of operating profit before tax and foreign currency translation effects, partly offset by accruals for capital returns to shareholders, our share repurchase program, current tax expenses, changes in compensation-related regulatory capital accruals and defined benefit plans.

→   Refer to “UBS shares” in this section for more information about the share repurchase program

Our loss-absorbing additional tier 1 (AT1) capital increased by USD 4.1 billion to USD 16.3 billion as of 31 December 2019, primarily due to four issuances of USD 3.8 billion equivalent of AT1 capital instruments denominated in US dollars, Australian dollars, Singapore dollars and Swiss francs, as well as currency effects. p

Gone concern loss-absorbing capacity and movement

Audited | Our total gone concern loss-absorbing capacity included USD 30.3 billion of TLAC-eligible senior unsecured debt, and increased by USD 0.3 billion to USD 37.8 billion as of 31 December 2019.p The increase was due to a USD 2.1 billion issuance of TLAC-eligible senior unsecured debt and hedge effects of USD 0.8 billion, partly offset by a USD 2.3 billion decrease in the eligibility of two TLAC-eligible senior unsecured bonds due to the shortening of the residual tenor and the call of a low-trigger tier 2 capital instrument, as well as currency effects of USD 0.2 billion.

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.8 percentage points to 13.7%, reflecting the USD 1.5 billion increase in CET1 capital and a USD 4.5 billion decrease in risk-weighted assets (RWA).

Our CET1 leverage ratio increased from 3.77% to 3.90% as of 31 December 2019, reflecting the aforementioned increase in CET1 capital, partly offset by a USD 7 billion increase in LRD.

Our gone concern loss-absorbing capacity ratio increased 0.4 percentage points to 14.6%, mainly driven by the aforementioned decrease in RWA. Our gone concern leverage ratio remained stable at 4.1%.

Risk, treasury and capital management
Capital management

Swiss SRB total loss-absorbing capacity movement
USD million	Swiss SRB, including transitional arrangements	Swiss SRB as of 1.1.20

Going concern capital
Common equity tier 1 capital as of 31.12.18	34,119	34,119
Operating profit before tax	5,577	5,577
Current tax (expense) / benefit	(791)	(791)
Foreign currency translation effects	105	105
Compensation- and own shares-related capital components (including share premium)	(216)	(216)
Defined benefit plans	(195)	(195)
Share repurchase program[1]	(806)	(806)
Accruals for proposed dividends to shareholders	(2,628)	(2,628)
Other	416	416
Common equity tier 1 capital as of 31.12.19	35,582	35,582
Loss-absorbing additional tier 1 capital as of 31.12.18	12,160	12,160
Issuance of high-trigger loss-absorbing additional tier 1 capital	3,815	3,815
Foreign currency translation and other effects	331	331
Loss-absorbing additional tier 1 capital as of 31.12.19	16,306	16,306
Tier 2 capital as of 31.12.18	6,008
Amortization due to shortening of residual tenor	(953)
Foreign currency translation and other effects	113
Tier 2 capital as of 31.12.19	5,168
Total going concern capital as of 31.12.18	52,287	46,279
Total going concern capital as of 31.12.19	57,056	51,888

Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.18	1,464	7,471
Amortized portion, which qualifies as gone concern loss-absorbing capacity	953
Call of a low-trigger loss-absorbing tier 2 capital instrument	(160)	(160)
Foreign currency translation and other effects	7	120
Tier 2 capital as of 31.12.19	2,263	7,431
TLAC-eligible senior unsecured debt as of 31.12.18	29,988	29,988
Issuance of TLAC-eligible senior unsecured debt instruments	2,078	2,078
Decrease in eligibility due to shortening of residual tenor	(2,330)	(2,330)
Foreign currency translation and other effects	585	585
TLAC-eligible senior unsecured debt as of 31.12.19	30,322	30,322
Total gone concern loss-absorbing capacity as of 31.12.18	31,452	37,460
Total gone concern loss-absorbing capacity as of 31.12.19	32,585	37,753

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.18	83,738	83,738
Total loss-absorbing capacity as of 31.12.19	89,641	89,641
1 Refer to “UBS shares” in this section for more information about the publicly announced share repurchase program.

Additional information

Active management of sensitivity to currency movements

Group Treasury is mandated to minimize adverse effects from changes in currency rates on our CET1 capital and CET1 capital ratio. A significant portion of our capital and RWA are denominated in Swiss francs, euros, pounds sterling and other currencies. In order to hedge the CET1 capital ratio, CET1 capital needs to have foreign currency exposure, leading to currency sensitivity of CET1 capital. As a consequence, it is not possible to simultaneously fully hedge the capital and the capital ratio. As the proportion of RWA denominated in non-USD currencies outweighs the capital in these currencies, a significant appreciation of the US dollar against these currencies could benefit our capital ratios, while a significant depreciation of the US dollar against these currencies could adversely affect our capital ratios. The Group Asset and Liability Committee (the ALCO), a committee of the Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and the capital ratio to an appreciation or depreciation of 10% in the value of the US dollar against other currencies.

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 11 billion and our CET1 capital by USD 1.1 billion as of 31 December 2019  (31 December 2018: USD 11 billion and USD 1.2 billion, respectively) and decreased our CET1 capital ratio 14 basis points (31 December 2018: 9 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 10 billion and our CET1 capital by USD 1.0 billion (31 December 2018: USD 10 billion and USD 1.1 billion, respectively) and increased our CET1 capital ratio 14 basis points (31 December 2018: 9 basis points).

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

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 57 billion (31 December 2018: USD 57 billion) and decreased our Swiss SRB going concern leverage ratio 18 basis points (31 December 2018: 15 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 51 billion (31 December 2018: USD 51 billion) and increased our Swiss SRB going concern leverage ratio 18 basis points (31 December 2018: 16 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 21 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have employed for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.3 billion as of 31 December 2019, a reduction of USD 0.2 billion from 31 December 2018. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

→   Refer to “Operational risk” in the “Risk management and control” section of this report for more information

→   Refer to “Note 21 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk, treasury and capital management
Capital management

Capital and capital ratios of our significant regulated subsidiaries

UBS Group AG is a holding company and conducts substantially all operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital and provide substantial liquidity to subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. Regulatory capital components and capital ratios of our significant regulated subsidiaries determined under the regulatory framework of each subsidiary’s home jurisdiction are provided in the “Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups” section of this report. Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of the entity to engage in new activities or take capital actions based on the results of those tests.

→   Refer to the 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more capital and other regulatory information about our significant regulated subsidiaries and sub-groups

Joint liability of UBS AG and UBS Switzerland AG

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

The joint liability amounts have declined as obligations matured, terminated or were novated following the transfer date. As of 31 December 2019, the liability of UBS Switzerland AG amounted to CHF 16.8 billion (the US dollar equivalent of 17.4 billion). We expect further reductions in 2020 in addition to the contractual redemptions due to an ongoing actively managed reduction program. The respective liability of UBS AG has been substantially extinguished.

Risk-weighted assets

RWA development in 2019

As of 31 December 2019, RWA decreased by USD 4.5 billion to USD 259.2 billion, mainly driven by a USD 13.4 billion decrease in market risk, partly offset by a USD 5.1 billion increase in credit and counterparty credit risk and a USD 3.8 billion increase in non-counterparty-related risk.

The total RWA decrease was primarily driven by an USD 8.0 billion decrease from asset size and other movements and a USD 0.7 billion decrease in regulatory add-ons primarily related to market risk. This decrease was partly offset by increases from methodology and policy changes of USD 2.0 billion, model updates of USD 1.2 billion and currency effects of USD 0.9 billion.

→   Refer to the 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information about RWA movements and definitions of RWA movement key drivers

Movement in risk-weighted assets by key driver
USD billion	RWA as of 31.12.18	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and Other[1]	RWA as of 31.12.19
Credit and counterparty credit risk[2]	147.9	0.8	(1.5)	2.8	0.6	2.4	153.0
Non-counterparty-related risk	18.3	0.1	3.5	0.0	0.0	0.2	22.1
Market risk	20.0	0.0	0.0	(1.6)	(1.3)	(10.6)	6.6
Operational risk	77.6	0.0	0.0	0.0	0.0	0.0	77.5
Total	263.7	0.9	2.0	1.2	(0.7)	(8.0)	259.2

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” Refer to the 31 December 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 5.1 billion to USD 153.0 billion as of 31 December 2019. This increase was primarily driven by increases from model updates of USD 2.8 billion, asset size and other movements of USD 2.4 billion, currency effects of USD 0.8 billion and regulatory add-ons of USD 0.6 billion, partly offset by decreases from methodology and policy changes of USD 1.5 billion.

Movement in credit and counterparty credit risk RWA by key driver[1]
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Total credit and counterparty credit risk RWA as of 31.12.18	32.5	54.7	1.8	51.3	7.7	147.9
Asset size	0.6	2.0	0.0	1.5	0.1	4.2
Asset quality	0.7	(1.1)	0.0	(0.5)	(0.3)	(1.2)
Model updates	1.1	1.6	0.0	0.1	0.0	2.8
Methodology and policy changes	0.0	0.0	0.0	(1.8)	0.3	(1.5)
Regulatory add-ons	0.0	0.0	0.0	0.1	0.5	0.6
Acquisitions and disposals	0.0	0.0	0.0	0.0	(0.1)	(0.1)
Foreign exchange movements	0.2	0.6	0.0	0.0	0.1	0.8
Other	0.0	(0.4)	0.0	(0.1)	0.0	(0.5)
Total movement	2.5	2.7	0.1	(0.7)	0.6	5.1
Total credit and counterparty credit risk RWA as of 31.12.19	35.0	57.3	1.8	50.6	8.3	153.0
1 Refer to the 31 December 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors for the definitions of credit and counterparty credit risk RWA movement categories.

Risk, treasury and capital management
Capital management

Model updates

The increase in credit and counterparty credit risk RWA from model updates of USD 2.8 billion was driven by the continued phasing-in of RWA increases related to probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages, which resulted in an RWA increase of USD 1.6 billion in Personal & Corporate Banking and of USD 0.4 billion in Global Wealth Management. In addition, changes of the credit conversion factor for zero-balance securities-backed lending and margin loans exposures increased RWA in Global Wealth Management by USD 0.8 billion.

In the first quarter of 2020, we expect further regulatory-driven increases in credit risk RWA of around USD 2.0 billion to USD 3.0 billion, predominantly relating to the implementation of the standardized approach for counterparty credit risk (SA-CCR).

→   Refer to “Credit risk models” in the “Risk management and control” section of this report for more information about model updates

Regulatory add-ons

A regulatory add-on of USD 0.6 billion was agreed with FINMA for certain portfolios awaiting the development of a formalized rating tool, resulting in an RWA increase of USD 0.5 billion in Corporate Center, and USD 0.1 billion in the Investment Bank.

Methodology changes

The decrease from methodology and policy changes of USD 1.5 billion was predominantly driven by the exclusion of certain collar financing transactions from credit risk RWA in the Investment Bank, due to their non-credit bearing nature.

→   Refer to the “Risk management and control” section of this report and the 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors, for more information about credit and counterparty credit risk developments

Non-counterparty credit risk

Non-counterparty credit risk RWA increased by USD 3.8 billion to USD 22.1 billion as of 31 December 2019, primarily driven by an increase of USD 3.5 billion from the adoption of IFRS 16, Leases.

Market risk

Market risk RWA decreased by USD 13.4 billion to USD 6.6 billion as of 31 December 2019, mainly driven by a USD 10.6 billion decrease in asset size and other movements, a reduction of USD 1.6 billion related to the ongoing parameter update of the VaR model and USD 1.3 billion lower regulatory add-ons reflecting updates from the monthly risks-not-in-VaR (RniV) assessment.

A USD 10.6 billion decrease in other movements was primarily driven by lower average VaR and stressed VaR levels observed in the Investment Bank’s Equities business, resulting from decreased market volatility and continued management of tail risks.

→   Refer to the “Risk management and control” section of this report and the 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors  for more information about market risk developments

Operational risk

Operational risk RWA remained largely unchanged at USD 77.5 billion as of 31 December 2019. An increase in the first quarter of 2019 driven by an update to model inputs related to the verdict in the French cross-border matter, was completely offset by the effect of the annual recalibration of the advanced measurement approach (AMA) model used for the calculation of operational risk capital in the fourth quarter of 2019.

→   Refer to “Advanced measurement approach model” in the “Risk management and control” section of this report for more information about the AMA model

Risk-weighted assets by business division and Corporate Center
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	Total RWA
	31.12.19
Credit and counterparty credit risk[1]	35.0	57.3	1.8	50.6	8.3	153.0
Non-counterparty-related risk[2]	6.4	2.1	0.8	3.4	9.5	22.1
Market risk	0.8	0.0	0.0	4.6	1.1	6.6
Operational risk	35.9	7.7	2.0	22.5	9.4	77.5
Total	78.1	67.1	4.6	81.1	28.3	259.2

	31.12.18
Credit and counterparty credit risk[1]	32.5	54.7	1.8	51.3	7.7	147.9
Non-counterparty-related risk[2]	4.5	1.5	0.6	2.5	9.2	18.3
Market risk	1.3	0.0	0.0	16.8	1.9	20.0
Operational risk	36.0	7.7	2.0	22.5	9.4	77.6
Total	74.3	63.9	4.3	93.2	28.1	263.7

	31.12.19 vs 31.12.18
Credit and counterparty credit risk[1]	2.5	2.7	0.1	(0.7)	0.6	5.1
Non-counterparty-related risk[2]	1.8	0.6	0.2	0.8	0.3	3.8
Market risk	(0.5)	0.0	0.0	(12.2)	(0.7)	(13.4)
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0
Total	3.9	3.3	0.2	(12.1)	0.2	(4.5)

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 December 2019: USD 9.0 billion; 31 December 2018: USD 8.8 billion), property, equipment and software (31 December 2019: USD 12.8 billion; 31 December 2018: USD 9.3 billion) and other items (31 December 2019: USD 0.4 billion; 31 December 2018: USD 0.2 billion).

Risk, treasury and capital management
Capital management

Leverage ratio denominator

The leverage ratio denominator (LRD) increased by USD 7 billion to USD 911 billion as of 31 December 2019, primarily driven by increases from currency effects of USD 5 billion and policy changes of USD 4 billion, partly offset by a decrease of USD 2 billion from asset size and other movements.

Movement in leverage ratio denominator by key driver
USD billion	LRD as of 31.12.18	Currency effects	Policy changes	Asset size and other	LRD as of 31.12.19
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	663.1	4.4	3.5	19.3	690.3
Derivative exposures	95.4	0.1		(6.5)	89.0
Securities financing transactions	130.9	0.3		(13.8)	117.5
Off-balance sheet items	29.0	0.1		(1.2)	27.9
Deduction items	(13.8)	0.0		0.6	(13.3)
Total	904.6	4.8	3.5	(1.6)	911.3

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

On-balance sheet exposures (excluding derivative exposures and securities financing transactions (SFTs)) increased by USD 23 billion, primarily driven by higher trading portfolio assets in the Investment Bank’s Equities business as a result of market-driven movements and increased hedging activities against client positions and notes sold, as well as an increase of USD 3.5 billion from the adoption of IFRS 16, Leases.

Derivative exposures decreased by USD 7 billion, reflecting lower client activity levels in Global Wealth Management and the Investment Bank’s Equities business, as well as a reduction in the derivatives portfolio in Corporate Center.

SFTs decreased by USD 14 billion as a result of increased funding consumption by the business divisions, lower collateral sourcing requirements, and client-driven decreases in other financial assets at fair value not held for trading.

→   Refer to “Balance sheet, liquidity and funding management” in the “Treasury management” section of this report for more information about balance sheet movements

Leverage ratio denominator by business division and Corporate Center
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Total
	31.12.19
Total IFRS assets	309.8	209.4	34.6	315.9	102.6	972.2
Difference in scope of consolidation[1]	(0.1)	0.0	(28.2)	0.0	0.1	(28.3)
Less: derivative exposures and SFTs[2]	(34.9)	(20.6)	(0.9)	(141.9)	(55.3)	(253.6)
On-balance sheet exposures	274.7	188.8	5.5	173.9	47.4	690.3
Derivative exposures	6.4	1.4	0.0	73.2	8.0	89.0
Securities financing transactions	32.1	19.6	0.9	38.9	26.0	117.5
Off-balance sheet items	4.7	14.8	0.0	7.3	1.0	27.9
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.4)	(1.4)	(0.2)	(6.2)	(13.3)
Total	312.7	224.2	5.0	293.2	76.2	911.3

	31.12.18
Total IFRS assets	313.7	200.7	28.1	302.1	113.7	958.4
Difference in scope of consolidation[1]	(0.2)	0.0	(21.7)	(0.4)	0.0	(22.3)
Less: derivative exposures and SFTs[2]	(41.6)	(18.9)	(1.0)	(148.1)	(63.4)	(273.0)
On-balance sheet exposures	272.0	181.8	5.4	153.6	50.3	663.1
Derivative exposures	8.6	1.2	0.0	75.2	10.3	95.4
Securities financing transactions	35.5	18.1	1.0	44.3	32.0	130.9
Off-balance sheet items	5.0	13.0	0.0	10.6	0.5	29.0
Items deducted from Swiss SRB tier 1 capital	(5.3)	(0.3)	(1.4)	(0.2)	(6.7)	(13.8)
Total	315.8	213.7	5.0	283.4	86.5	904.6

	31.12.19 vs 31.12.18
Total IFRS assets	(4.0)	8.7	6.4	13.7	(11.1)	13.8
Difference in scope of consolidation[1]	0.0	0.0	(6.5)	0.4	0.0	(6.0)
Less: derivative exposures and SFTs[2]	6.6	(1.6)	0.1	6.2	8.0	19.4
On-balance sheet exposures	2.7	7.1	0.0	20.4	(3.0)	27.2
Derivative exposures	(2.2)	0.2	0.0	(2.0)	(2.4)	(6.4)
Securities financing transactions	(3.4)	1.4	(0.1)	(5.4)	(6.0)	(13.5)
Off-balance sheet items	(0.3)	1.9	0.0	(3.2)	0.5	(1.1)
Items deducted from Swiss SRB tier 1 capital	0.1	(0.1)	0.0	0.1	0.5	0.5
Total	(3.2)	10.5	(0.1)	9.7	(10.3)	6.7

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

Risk, treasury and capital management
Capital management

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

→   Refer to “Regulatory framework” in this section for more information about total loss-absorbing capacity, leverage ratio requirements and gone concern rebate

UBS AG is subject to going concern requirements on a standalone basis. Capital and other regulatory information for UBS AG standalone is provided under “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors  and in the 31 December 2019 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 December 2019 for UBS AG consolidated.

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 31.12.19	RWA		LRD		RWA		LRD
USD million, except where indicated	in %		in %		in %		in %
Required going concern capital
Total going concern capital	13.71[1]	35,353	4.50	41,005	14.25[2]	36,745	4.88[2]	44,423
Common equity tier 1 capital	9.81	25,297	3.20	29,159	9.95	25,658	3.38	30,754
of which: minimum capital	4.90	12,634	1.70	15,491	4.50	11,602	1.50	13,668
of which: buffer capital	4.60	11,860	1.50	13,668	5.14	13,253	1.88	17,086
of which: countercyclical buffer	0.31	803			0.31	803
Maximum additional tier 1 capital	3.90	10,055	1.30	11,846	4.30	11,087	1.50	13,668
of which: additional tier 1 capital	3.10	7,993	1.30	11,846	3.50	9,024	1.50	13,668
of which: additional tier 1 buffer capital	0.80	2,063			0.80	2,063

Eligible going concern capital
Total going concern capital	20.33	52,405	5.75	52,405	18.32	47,237	5.18	47,237
Common equity tier 1 capital	13.68	35,280	3.87	35,280	13.68	35,280	3.87	35,280
Total loss-absorbing additional tier 1 capital[3]	6.64	17,126	1.88	17,126	4.64	11,958	1.31	11,958
of which: high-trigger loss-absorbing additional tier 1 capital	4.64	11,958	1.31	11,958	4.64	11,958	1.31	11,958
of which: low-trigger loss-absorbing tier 2 capital	2.00	5,168	0.57	5,168

Required gone concern capital
Total gone concern loss-absorbing capacity	9.51	24,531	3.27	29,786	10.33	26,644	3.70	33,715
of which: base requirement	10.52	27,124	3.63	33,032	12.86	33,157	4.50	41,005
of which: additional requirement for market share and LRD[4]	0.81	2,088	0.28	2,563	1.08	2,785	0.38	3,417
of which: applicable reduction on requirements	(1.82)	(4,681)	(0.64)	(5,809)	(3.61)	(9,297)	(1.18)	(10,707)
of which: rebate granted (equivalent to 42.5% of maximum rebate)	(1.82)	(4,681)	(0.64)	(5,809)	(2.27)	(5,851)	(0.80)	(7,261)
of which: reduction for usage of low-trigger tier 2 capital instruments					(1.34)	(3,446)	(0.38)	(3,446)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	13.57	35,000	3.84	35,000	15.58	40,168	4.41	40,168
Total tier 1 capital	0.94	2,415	0.26	2,415	0.94	2,415	0.26	2,415
of which: low-trigger loss-absorbing additional tier 1 capital	0.94	2,415	0.26	2,415	0.94	2,415	0.26	2,415
Total tier 2 capital	0.88	2,263	0.25	2,263	2.88	7,431	0.82	7,431
of which: low-trigger loss-absorbing tier 2 capital[3]	0.67	1,724	0.19	1,724	2.67	6,892	0.76	6,892
of which: non-Basel III-compliant tier 2 capital	0.21	540	0.06	540	0.21	540	0.06	540
TLAC-eligible senior unsecured debt	11.76	30,322	3.33	30,322	11.76	30,322	3.33	30,322

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.23	59,884	7.77	70,791	24.59	63,389	8.57	78,138
Eligible total loss-absorbing capacity	33.90	87,405	9.59	87,405	33.90	87,405	9.59	87,405

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	257,831				257,831
Leverage ratio denominator			911,232				911,232

1 Includes applicable add-ons of 0.54% for RWA.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility, as reflected in this table. Under the revised Capital Adequacy Ordinance issued in November 2019, effective 1 January 2020, the 50% haircut is no longer applied; refer to the “Regulatory and legal developments” section of this report for more information.    4 A lower add-on requirement for market share was applied in the fourth quarter of 2019, of which 0.27% was applied for RWA and 0.09% for LRD under the transitional rules, 0.36% was applied for RWA and 0.125% for LRD under the final rules as of 1 January 2020.

Risk, treasury and capital management
Capital management

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements		Swiss SRB as of 1.1.20
USD million, except where indicated	31.12.19	31.12.18	31.12.19	31.12.18

Eligible going concern capital
Total going concern capital	52,405	48,421	47,237	42,413
Total tier 1 capital	47,237	42,413	47,237	42,413
Common equity tier 1 capital	35,280	34,608	35,280	34,608
Total loss-absorbing additional tier 1 capital	11,958	7,805	11,958	7,805
of which: high-trigger loss-absorbing additional tier 1 capital	11,958	7,805	11,958	7,805
Total tier 2 capital	5,168	6,008
of which: low-trigger loss-absorbing tier 2 capital[1]	5,168	6,008

Eligible gone concern capital[2]
Total gone concern loss-absorbing capacity	35,000	33,830	40,168	39,837
Total tier 1 capital	2,415	2,378	2,415	2,378
of which: low-trigger loss-absorbing additional tier 1 capital[3]	2,415	2,378	2,415	2,378
Total tier 2 capital	2,263	1,464	7,431	7,471
of which: low-trigger loss-absorbing tier 2 capital[1]	1,724	771	6,892	6,779
of which: non-Basel III-compliant tier 2 capital[4]	540	693	540	693
TLAC-eligible senior unsecured debt	30,322	29,988	30,322	29,988

Total loss-absorbing capacity
Total loss-absorbing capacity	87,405	82,251	87,405	82,251

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	257,831	262,840	257,831	262,840
Leverage ratio denominator	911,232	904,458	911,232	904,458

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.3	18.4	18.3	16.1
of which: common equity tier 1 capital ratio	13.7	13.2	13.7	13.2
Gone concern loss-absorbing capacity ratio	13.6	12.9	15.6	15.2
Total loss-absorbing capacity ratio	33.9	31.3	33.9	31.3

Leverage ratios (%)
Going concern leverage ratio	5.8	5.4	5.2	4.7
of which: common equity tier 1 leverage ratio	3.87	3.83	3.87	3.83
Gone concern leverage ratio	3.8	3.7	4.4	4.4
Total loss-absorbing capacity leverage ratio	9.6	9.1	9.6	9.1

1 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility, as reflected in this table. Under the revised Capital Adequacy Ordinance issued in November 2019, effective 1 January 2020, the 50% haircut is no longer applied; refer to the “Regulatory and legal developments” section of this report for more information.    3 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and therefore qualify as gone concern loss-absorbing capacity.    4 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information under Swiss SRB rules applicable as of 1 January 2020

As of 31 December 2019, going concern capital of UBS AG consolidated was USD 4.7 billion lower than for UBS Group AG consolidated, reflecting lower additional tier 1 (AT1) capital of USD 4.3 billion and lower common equity tier 1 (CET1) capital of USD 0.3 billion. The gone concern loss-absorbing capacity of UBS AG consolidated was USD 2.4 billion higher due to low-trigger loss-absorbing AT1 capital.

The difference of USD 0.3 billion in CET1 capital was primarily due to different accruals for capital returns to shareholders and differences in equity between UBS Group AG consolidated and UBS AG consolidated, partly offset by compensation-related capital accruals at the UBS Group AG level.

The difference of USD 4.3 billion in going concern loss-absorbing AT1 capital relates to loss-absorbing AT1 capital instruments issued at the UBS Group AG level, including USD 2.0 billion of high-trigger loss-absorbing Deferred Contingent Capital Plan (DCCP) awards granted to eligible employees for the performance years 2014 to 2018.

The difference of USD 2.4 billion in gone concern low-trigger AT1 capital relates to two capital instruments that were issued by UBS AG after the new Swiss SRB framework had been implemented and are therefore not recognized within going concern capital but qualify as gone concern loss-absorbing capacity. Issuances of low-trigger AT1 capital from UBS Group AG were all made prior to implementation of the new Swiss SRB framework and therefore qualify as going concern capital.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 31 December 2019, the going concern leverage ratio of UBS AG consolidated was 0.5 percentage points lower than that of UBS Group AG consolidated, mainly as the going concern capital of UBS AG consolidated was USD 4.7 billion lower.

Audited |

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
	As of 31.12.19
USD million	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference
Total IFRS equity	54,707	53,928	779
Equity attributable to non-controlling interests	(174)	(174)	0
Defined benefit plans, net of tax	(9)	(9)	0
Deferred tax assets recognized for tax loss carry-forwards	(6,121)	(6,121)	0
Deferred tax assets on temporary differences, excess over threshold	(221)	(226)	6
Goodwill, net of tax	(6,178)	(6,178)	0
Intangible assets, net of tax	(195)	(195)	0
Compensation-related components (not recognized in net profit)	(1,717)		(1,717)
Expected losses on advanced internal ratings-based portfolio less provisions	(495)	(495)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(1,260)	(1,260)	0
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	48	48	0
Prudential valuation adjustments	(104)	(104)	0
Accruals for proposed dividends to shareholders	(2,628)	(3,848)	1,220
Other	(72)	(86)	14
Total common equity tier 1 capital	35,582	35,280	302

p

Risk, treasury and capital management
Capital management

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 31.12.19	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference

Eligible going concern capital
Total going concern capital	57,056	52,405	4,650	51,888	47,237	4,650
Total tier 1 capital	51,888	47,237	4,650	51,888	47,237	4,650
Common equity tier 1 capital	35,582	35,280	302	35,582	35,280	302
Total loss-absorbing additional tier 1 capital	16,306	11,958	4,348	16,306	11,958	4,348
of which: high-trigger loss-absorbing additional tier 1 capital	13,892	11,958	1,935	13,892	11,958	1,935
of which: low-trigger loss-absorbing additional tier 1 capital	2,414		2,414	2,414		2,414
Total tier 2 capital	5,168	5,168	0
of which: low-trigger loss-absorbing tier 2 capital[1]	5,168	5,168	0

Eligible gone concern capital[2]
Total gone concern loss-absorbing capacity	32,585	35,000	(2,415)	37,753	40,168	(2,415)
Total tier 1 capital		2,415	(2,415)		2,415	(2,415)
of which: low-trigger loss-absorbing additional tier 1 capital		2,415[3]	(2,415)		2,415[3]	(2,415)
Total tier 2 capital	2,263	2,263	0	7,431	7,431	0
of which: low-trigger loss-absorbing tier 2 capital[1]	1,724	1,724	0	6,892	6,892	0
of which: non-Basel III-compliant tier 2 capital	540	540	0	540	540	0
TLAC-eligible senior unsecured debt	30,322	30,322	0	30,322	30,322	0

Total loss-absorbing capacity
Total loss-absorbing capacity	89,641	87,405	2,235	89,641	87,405	2,235

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	259,208	257,831	1,376	259,208	257,831	1,376
Leverage ratio denominator	911,325	911,232	94	911,325	911,232	94

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	22.0	20.3	1.7	20.0	18.3	1.7
of which: common equity tier 1 capital ratio	13.7	13.7	0.0	13.7	13.7	0.0
Gone concern loss-absorbing capacity ratio	12.6	13.6	(1.0)	14.6	15.6	(1.0)
Total loss-absorbing capacity ratio	34.6	33.9	0.7	34.6	33.9	0.7

Leverage ratios (%)
Going concern leverage ratio	6.3	5.8	0.5	5.7	5.2	0.5
of which: common equity tier 1 leverage ratio	3.90	3.87	0.03	3.90	3.87	0.03
Gone concern leverage ratio	3.6	3.8	(0.3)	4.1	4.4	(0.3)
Total loss-absorbing capacity leverage ratio	9.8	9.6	0.2	9.8	9.6	0.2

1 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility, as reflected in this table. Under the revised Capital Adequacy Ordinance issued in November 2019, effective 1 January 2020, the 50% haircut is no longer applied; refer to the “Regulatory and legal developments” section of this report for more information.    3 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and therefore qualify as gone concern loss-absorbing capacity.

Equity attribution and return on attributed equity

We have updated our equity attribution framework as of 1 January 2019. Specifically, we have revised the capital ratio for risk-weighted assets (RWA) from 11% to 12.5% to better align with actual group capital levels and incrementally allocated to business divisions USD 2 billion of attributed equity that is related to certain common equity tier 1 (CET1) deduction items, previously held centrally.

In aggregate we allocated USD 7 billion of additional attributed equity to the business divisions. Prior periods have been restated to reflect this change.

→   Refer to the “Significant accounting and financial reporting changes” section of this report for more information about the changes to our equity attribution framework

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average RWA and average leverage ratio denominator (LRD), which both include resource allocations from Corporate Center to the business divisions. Average RWA and LRD are converted to their CET1 capital equivalents based on capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

Furthermore, we allocate to business divisions attributed equity that is related to certain CET1 deduction items, such as compensation-related components and the expected losses on advanced internal ratings-based portfolio less general provisions.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

We attribute all remaining Basel III capital deduction items to Corporate Center Group items. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constitute the largest component of Corporate Center Group items, dividend accruals and unrealized gains from cash flow hedges.

Average equity attributed to business divisions and Corporate Center increased by USD 1.8 billion to USD 54.2 billion in 2019, primarily due to an increase in attributed equity for Corporate Center, mainly reflecting higher unrealized gains from cash flow hedges and the recognition of the Swiss pension plan surplus on the balance sheet at the end of the third quarter of 2019, resulting in higher equity attributable to shareholders. The Swiss pension plan surplus was subsequently derecognized in the fourth quarter of 2019.

→   Refer to “Balance sheet, liquidity and funding management” in the “Treasury management” section of this report for more information about movements in equity attributable to shareholders

Risk, treasury and capital management
Capital management

Average attributed equity
	For the year ended
USD billion	31.12.19	31.12.18	31.12.17
Global Wealth Management	16.6	16.3	15.4
Personal & Corporate Banking	8.4	8.0	7.5
Asset Management	1.8	1.8	1.8
Investment Bank	12.3	13.0	12.0
Corporate Center	15.1	13.3	17.2
of which: deferred tax assets[1]	7.1	7.1	10.1
of which: related to retained RWA and LRD[2]	2.8	3.0	3.0
of which: defined benefit plans	0.5	0.0	0.0
of which: dividend accruals and others	4.6	3.2	4.1
Average equity attributed to business divisions and Corporate Center	54.2	52.4	53.9

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold) as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.

Return on attributed equity[1]
	For the year ended
In %	31.12.19	31.12.18	31.12.17
Reported
Global Wealth Management	20.5	20.0	20.9
Personal & Corporate Banking	17.1	22.5	19.5
Asset Management	29.7	23.5	30.8
Investment Bank	6.4	11.5	9.1

Adjusted
Global Wealth Management	20.9	20.5	24.7
Personal & Corporate Banking	17.3	18.1	20.9
Asset Management	31.5	26.6	28.0
Investment Bank	8.6	12.9	11.2
1 Return on attributed equity for Corporate Center is not shown, as it is not meaningful.

UBS shares

UBS Group AG shares

Audited | As of 31 December 2019, IFRS equity attributable to shareholders amounted to USD 54,533 million, represented by 3,859,055,395 shares issued. Shares issued increased by 3,420,646 shares in 2019, reflecting the issuance of shares out of conditional share capital upon exercise of employee share options.

Each share has a par value of CHF 0.10, carries one vote if entered into the share register as having the right to vote, and also entitles the holder to a proportionate share of distributed dividends. All shares are fully paid up. As the articles of association of UBS Group AG indicate, there are no other classes of shares and no preferential rights for shareholders. p

→   Refer to the “Corporate governance” section of this report for more information about UBS shares

UBS Group share information
	As of or for the year ended		% change from
	31.12.19	31.12.18	31.12.18
Shares issued	3,859,055,395	3,855,634,749	0
Treasury shares	243,021,296	166,467,802	46
of which: related to share repurchase program	117,706,540	48,318,800	144
Shares outstanding	3,616,034,099	3,689,166,947	(2)
Basic earnings per share (USD)[1]	1.17	1.21	(3)
Diluted earnings per share (USD)[1]	1.14	1.18	(3)
Basic earnings per share (CHF)[2]	1.17	1.18	(1)
Diluted earnings per share (CHF)[2]	1.14	1.14	0
Equity attributable to shareholders (USD million)	54,533	52,928	3
Less: goodwill and intangible assets (USD million)	6,469	6,647	(3)
Tangible equity attributable to shareholders (USD million)	48,064	46,281	4
Total book value per share (USD)	15.08	14.35	5
Tangible book value per share (USD)	13.29	12.55	6
Share price (USD)[3]	12.63	12.44	2
Market capitalization (USD million)	45,661	45,907	(1)

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

Risk, treasury and capital management
Capital management

Holding of UBS Group AG shares

Group Treasury holds UBS Group AG shares to hedge future share delivery obligations related to employee share-based compensation awards and also holds shares purchased under the share repurchase program, which will be canceled by means of a capital reduction to be proposed at future annual general meetings. In addition, the Investment Bank holds a limited number of UBS Group AG shares, primarily in its capacity as a market-maker with regard to UBS Group AG shares and related derivatives and to hedge certain issued structured debt instruments. As of 31 December 2019, we held a total of 243,021,296 treasury shares (31 December 2018: 166,467,802), or 6.3% (31 December 2018: 4.3%) of shares issued. Treasury shares acquired under our share repurchase program totaled 117.7 million as of 31 December 2019 (31 December 2018: 48.3 million) for a total consideration of CHF 1,550 million (USD 1,567 million). The remaining shares were primarily held to hedge our share delivery obligations related to employee share-based compensation awards and totaled 125.2 million shares as of 31 December 2019 (31 December 2018: 117.9 million).

Share delivery obligations related to employee share-based compensation awards totaled 156 million shares as of 31 December 2019 (31 December 2018: 146 million). Share delivery obligations are calculated on the basis of undistributed notional share awards, options and stock appreciation rights, taking applicable performance conditions into account. Treasury shares held are delivered to employees at exercise or vesting. However, share delivery obligations related to certain options and stock appreciation rights can also be satisfied by shares issued out of conditional capital. As of 31 December 2019, the number of UBS Group AG shares that could have been issued out of conditional capital for this purpose was 122 million (31 December 2018: 125 million).

The table below outlines the market purchases of UBS Group AG shares by Group Treasury. It does not include the activities of the Investment Bank.

Treasury share purchases
	Share repurchase program[1]			Other treasury shares purchased[2]
Month of purchase[3]	Number of shares	Average price in CHF	Remaining volume of share repurchase program in CHF million	Number of shares	Average price in USD
January 2019			1,250
February 2019			1,250
March 2019			1,250	25,000,000	12.19
April 2019	4,000,000	13.72	1,195
May 2019	11,570,700	12.54	1,050	7,200,000	11.64
June 2019	8,545,700	11.70	950	21,800,000	11.72
July 2019	6,000,000	11.30	882
August 2019	22,253,000	10.43	650
September 2019			650
October 2019	14,000,000	11.73	486
November 2019	3,018,340	11.85	450
December 2019			450[4]

1 UBS has an active share repurchase program to buy back up to CHF 2 billion of its own shares over the three-year period starting from March 2018. The share repurchase information in this table is disclosed in Swiss francs as the share buybacks are transacted in Swiss francs on a separate trading line on the SIX Swiss Exchange.    2 This table excludes purchases for the purpose of hedging derivatives linked to UBS Group AG shares and for market-making in UBS Group AG shares. The table also excludes UBS Group AG shares purchased by pension and retirement benefit funds for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law. UBS’s pension and other post-employment benefit funds purchased 966,902 UBS Group AG shares during the year and held 15,701,125 UBS Group AG shares as of 31 December 2019.    3 Based on the transaction date of the respective treasury share purchases.    4 The remaining volume of the share repurchase program as of 31 December 2019 was USD 465 million. This was calculated based on the remaining volume of CHF 450 million as of 31 December 2019 and the respective currency translation rate as of this date.

Trading volumes
	For the year ended
1,000 shares	31.12.19	31.12.18	31.12.17
SIX Swiss Exchange total	4,161,555	3,277,995	3,084,804
SIX Swiss Exchange daily average	16,713	13,165	12,290
New York Stock Exchange total	203,967	166,728	146,902
New York Stock Exchange daily average	809	664	585
Source: Reuters

Listing of UBS Group AG shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. As such, they can be traded and transferred across applicable borders, without the need for conversion, with identical shares traded on different stock exchanges in different currencies.

During 2019, the average daily trading volume of UBS Group AG shares was 16.7 million shares on SIX and 0.8 million shares on the NYSE. SIX is expected to remain the main venue for determining the movement in our share price, because of the high volume traded on this exchange.

During the hours in which both SIX and the NYSE are simultaneously open for trading (generally 3:30 p.m. to 5:30 p.m. Central European Time), price differences between these exchanges are likely to be arbitraged away by professional market-makers. Accordingly, the share price will typically be similar between the two exchanges when considering the prevailing US dollar / Swiss franc exchange rate. When SIX is closed for trading, globally traded volumes will typically be lower. However, the specialist firm making a market in UBS Group AG shares on the NYSE is required to facilitate sufficient liquidity and maintain an orderly market in UBS Group AG shares throughout normal NYSE trading hours.

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

Corporate governance and compensation
Corporate governance

Corporate governance

UBS Group AG is subject to, and complies with, all relevant Swiss legal and regulatory requirements regarding corporate governance, including the SIX Swiss Exchange’s Directive on Information Relating to Corporate Governance, as well as the standards established in the Swiss Code of Best Practice for Corporate Governance, including the appendix on executive compensation.

In addition, as a foreign company with shares listed on the New York Stock Exchange (the NYSE), UBS Group AG complies with all relevant corporate governance standards applicable to foreign private issuers.

The Organization Regulations of UBS Group AG, adopted by the Board of Directors (the BoD) based on article 716b of the Swiss Code of Obligations and articles 25 and 27 of the Articles of Association of UBS Group AG, constitute our primary corporate governance guidelines.

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

→   Refer to the Articles of Association of UBS Group AG and of
UBS AG, and to the Organization Regulations of UBS Group AG, available at www.ubs.com/governance  and www.ubs.com/
ubs-ag-governance,  for more information

→   The SIX Swiss Exchange’s Directive on Information Relating to Corporate Governance is available at
www.six-exchange-regulation.com/en/home/regulation/
issuer.html, the Swiss Code of Best Practice for Corporate Governance is available at www.economiesuisse.ch/en/publications/
swiss-code-best-practice-corporate-governance and the NYSE rules are available at www.nyse.com/publicdocs/nyse/
listing/NYSE_Corporate_Governance_Guide.pdf

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

Responsibility of the Audit Committee with regard to independent auditors

Our Audit Committee is responsible for the compensation, retention and oversight of the independent auditors. It assesses the performance and qualification of the external auditors and submits its proposal for appointment, reappointment or removal of the independent auditors to the full BoD. As required by the Swiss Code of Obligations, the BoD then submits its proposal to the shareholders for their vote at the Annual General Meeting (the AGM). Under NYSE standards, the Audit Committee is also responsible for the appointment of the independent auditors.

Discussion of risk assessment and risk management policies by the Risk Committee

In accordance with the respective Organization Regulations of UBS Group AG and UBS AG, the Risk Committee, instead of the Audit Committee, oversees our risk principles and risk capacity on behalf of the BoD. The Risk Committee is responsible for monitoring our adherence to those risk principles and for monitoring whether business divisions and control units maintain appropriate systems of risk management and control.

Supervision of the internal audit function

The Chairman of the BoD (the Chairman) and the Audit Committee share the supervisory responsibility and authority with respect to the internal audit function. Under NYSE standards, only the Audit Committee supervises the internal audit function.

Responsibility of the Compensation Committee for performance evaluations of senior management of UBS Group AG

In line with Swiss law, our Compensation Committee, together with the BoD, proposes for shareholder approval at the AGM the maximum aggregate amount of compensation for the BoD, the maximum aggregate amount of fixed compensation for the Group Executive Board (the GEB) and the aggregate amount of variable compensation for the GEB. The shareholders elect the members of the Compensation Committee at the AGM. Under NYSE standards, it is the responsibility of the Compensation Committee to evaluate senior management performance and to determine and approve, as a committee or together with the other independent directors, the compensation thereof.

Proxy statement reports of the Audit Committee and the Compensation Committee

NYSE listing standards would require the aforementioned committees to submit their reports directly to shareholders. However, under Swiss law, all our reports addressed to shareholders, including those from the aforementioned committees, are provided to and approved by the BoD, which has ultimate responsibility to the shareholders.

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

→   Refer to “Board of Directors” in this section for more information about the Board of Directors’ committees

→   Refer to “Share capital structure” in this section for more information about UBS Group AG’s capital

Corporate governance and compensation
Corporate governance

Group structure and shareholders

Operational Group structure

As of 31 December 2019, the operational structure of the Group is comprised of the Global Wealth Management, Personal & Corporate Banking, Asset Management and Investment Bank business divisions, as well as Corporate Center.

→   Refer to the “Our businesses” section on page 20 of this report for more information about our business divisions and Corporate Center

→   Refer to “Financial and operating performance” on page 71 and to “Note 2 Segment reporting” in the “Consolidated financial statements” section on page 347 of this report for more information

→   Refer to the “Our evolution” section on page 14 of this report for more information

Listed and non-listed companies belonging to the Group

The Group includes a number of consolidated entities, of which only UBS Group AG shares are listed.

UBS Group AG’s registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group AG shares are listed on the SIX Swiss Exchange (ISIN: CH0244767585) and on the NYSE (CUSIP: H42097107).

→   Refer to “UBS shares” in the “Capital management” section on page 197 of this report for information about UBS Group AG’s market capitalization and shares held by Group entities

→   Refer to “Note 31  Interests in subsidiaries and other entities” in the “Consolidated financial statements” section on page 458 of this report for more information about the significant subsidiaries of the Group

Significant shareholders

General rules

Under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (the FMIA), anyone directly or indirectly, or acting in concert with third parties, holding shares in a company listed in Switzerland or holding derivative rights related to shares of such a company must notify the company and the SIX Swiss Exchange (the SIX) if the holding reaches, falls below or exceeds one of the following thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50 or 66 2⁄3% of voting rights, regardless of whether or not such rights may be exercised. Nominee companies that cannot autonomously decide how voting rights are exercised are not required to notify the company and the SIX if they reach, exceed or fall below the threshold percentages.

Pursuant to the Swiss Code of Obligations, we disclose in “Note 24 Significant shareholders” to the UBS Group AG standalone financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG.

Shareholders subject to FMIA disclosure notifications

According to the mandatory FMIA disclosure notifications filed with UBS Group AG and the SIX, as of 31 December 2019, the following entities held more than 3% of the total share capital of UBS Group AG: Artisan Partners Limited Partnership, Milwaukee, disclosed a holding of 3.02% of the total share capital of UBS Group AG on 20 September 2019; Norges Bank, Oslo, disclosed a holding of 3.01% on 24 July 2019; Dodge & Cox, San Francisco, disclosed a holding of 3.03% on 30 November 2018; BlackRock Inc., New York, disclosed a holding of 4.99% on 28 August 2018; and MFS Investment Management, Boston, disclosed a holding of 3.05% on 10 February 2016. As registration in the UBS share register is optional, shareholders crossing the aforementioned thresholds requiring SIX notification under FMIA, do not necessarily appear in the below table.

The above disclosures have not been subsequently superseded, and no new disclosures of significant shareholdings have been made since 31 December 2019.

In accordance with the FMIA, the aforementioned holdings are calculated in relation to the total share capital of UBS Group AG reflected in its Articles of Association at the time of the respective disclosure notification.

Information on disclosures under the FMIA is available at www.six-exchange-regulation.com/en/home/publications/
significant-shareholders.html.

Shareholders registered in the UBS share register with 3% or more of the share capital of UBS Group AG

As a supplement to the mandatory disclosure requirements according to the SIX Swiss Exchange Corporate Governance Directive, we disclose in the table below the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners), who were registered in the UBS share register with 3% or more of the total share capital of UBS Group AG as of 31 December 2019.

→   Refer to “Shareholders’ participation rights” on page 211 of this section for more information about “Voting rights, restrictions and representation”

Cross-shareholdings

UBS Group AG has no cross-shareholdings where reciprocal ownership would be in excess of 5% of capital or voting rights with any other company.

Audited |

Shareholders registered in the UBS share register with 3% or more of the total share capital
% of share capital	31.12.19	31.12.18	31.12.17
Chase Nominees Ltd., London[1]	10.94	12.08	11.16
DTC (Cede & Co.), New York[1,2]	7.57	7.23	6.64
Nortrust Nominees Ltd., London[1]	4.90	4.14	4.11

1 Nominee companies and securities clearing organization cannot autonomously decide how voting rights are exercised and are therefore not obligated to notify UBS and the SIX if they reach, exceed or fall below the threshold percentages according to the FMIA disclosure notification. Consequently, they do not appear in the above section “Shareholders subject to FMIA disclosure notifications.”    2 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

p

Corporate governance and compensation
Corporate governance

Share capital structure

Ordinary share capital

At year-end 2019, UBS Group AG had 3,859,055,395 issued shares with a par value of CHF 0.10 each, leading to a share capital of CHF 385,905,539.50.

Under Swiss company law, shareholders must approve in a general meeting of shareholders an ordinary share capital increase or the creation of conditional or authorized share capital. In 2019, our shareholders were not asked to approve an ordinary share capital increase or the creation of conditional or authorized share capital.

Share capital increased during the year by 3,420,646 shares, as shares were issued out of existing conditional capital due to the exercise of employee options.

Issued share capital of UBS Group AG
	Share capital in CHF	Number of shares	Par value in CHF
As of 31 December 2018	385,563,475	3,855,634,749	0.10
Issue of shares out of conditional capital due to employee options exercised in 2019	342,065	3,420,646	0.10
As of 31 December 2019	385,905,540	3,859,055,395	0.10

Distribution of UBS shares
As of 31 December 2019	Shareholders registered		Shares registered
Number of shares registered	Number	%	Number	% of shares issued
1–100	23,723	10.7	1,326,318	0.0
101–1,000	112,996	51.1	54,147,606	1.4
1,001–10,000	75,672	34.2	222,934,423	5.8
10,001–100,000	7,953	3.6	190,968,118	4.9
100,001–1,000,000	617	0.3	180,530,257	4.7
1,000,001–5,000,000	86	0.0	192,076,612	5.0
5,000,001–38,590,553 (1%)	26	0.0	333,943,353	8.7
1–2%	1	0.0	62,176,439	1.6
2–3%	0	0.0	0	0.0
3–4%	0	0.0	0	0.0
4–5%	1	0.0	189,027,452	4.9
Over 5%	2[1]	0.0	714,426,618	18.5
Total registered	221,077	100.0	2,141,557,196[2]	55.5
Unregistered[3]			1,717,498,199	44.5
Total	221,077	100.0	3,859,055,395	100.0

1 On 31 December 2019, Chase Nominees Ltd., London, entered as a fiduciary / nominee, was registered with 10.94% of all UBS shares issued. However, according to the provisions of UBS Group AG, voting rights of fiduciaries / nominees are limited to a maximum of 5% of all UBS shares issued. The US securities clearing organization DTC (Cede & Co.), New York, was registered with 7.57% of all UBS shares issued and is not subject to this 5% voting limit as a securities clearing organization.    2 Of the total shares registered, 374,219,777 shares did not carry voting rights.    3 Shares not entered in the UBS share register as of 31 December 2019.

Conditional share capital

At year-end 2019, the following conditional share capital was available to UBS Group AG’s BoD:

–   A maximum of CHF 38,000,000 represented by up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10 each, to be issued through the voluntary or mandatory exercise of conversion rights and/or warrants granted in connection with the issuance of bonds or similar financial instruments on national or international capital markets. This conditional capital allowance was approved at the Extraordinary General Meeting (EGM) held on 26 November 2014, originally approved at the AGM of UBS AG on 14 April 2010. The BoD has not made use of such allowance.

–   A maximum of CHF 12,170,583.00 represented by 121,705,830 fully paid registered shares with a par value of CHF 0.10 each, to be issued upon exercise of employee options issued to employees and members of the management and of the BoD of UBS Group AG and its subsidiaries. This conditional capital allowance was approved by the shareholders at the same EGM in 2014.

→   Refer to article 4a of the Articles of Association of UBS Group AG for more information about the terms and conditions of the issue of shares out of existing conditional capital. The Articles of Association are available at www.ubs.com/governance

Conditional capital of UBS Group AG
As of 31 December 2019	Maximum number of shares to be issued	Year approved by Extraor- dinary General Meeting	% of shares issued
Employee equity participation plans	121,705,830	2014	3.15
Conversion rights / warrants granted in connection with bonds	380,000,000	2014	9.85
Total	501,705,830		13.00

Authorized share capital

UBS Group AG had no authorized capital available to issue on 31 December 2019.

Changes in capital

In accordance with International Financial Reporting Standards, Group equity attributable to shareholders was USD 54.5 billion as of 31 December 2019 (2018: USD 52.9 billion; and 2017: USD 52.5 billion). UBS Group AG shareholders’ equity was represented by 3,859,055,395 issued shares as of 31 December 2019 (2018: 3,855,634,749 shares; and 2017: 3,853,096,603 shares).

→   Refer to “Statement of changes in equity” in the “Consolidated financial statements” section on page 304 of this report for more information about changes in shareholders’ equity over the last three years

Ownership

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

→   Refer to “Shareholders’ participation rights” in this section for more information

As of 31 December 2019, 1,767,337,419 UBS Group AG shares were registered in the share register and carried voting rights, 374,219,777 shares were registered in the share register without voting rights, and 1,717,498,199 shares were not registered in the UBS share register. All shares were fully paid up and eligible for dividends. There are no preferential rights for shareholders, and no other classes of shares have been issued by UBS Group AG.

Corporate governance and compensation
Corporate governance

Shareholders, legal entities and nominees: type and geographical distribution
							Shareholders registered
As of 31 December 2019							Number	%
Individual shareholders							216,339	97.9
Legal entities							4,537	2.0
Nominees, fiduciaries							201	0.1
Total registered shares
Unregistered shares
Total							221,077	100.0

	Individual shareholders		Legal entities		Nominees		Total
	Number	%	Number	%	Number	%	Number	%
Americas	1,959	0.9	118	0.1	93	0.0	2,170	1.0
of which: USA	1,406	0.6	60	0.0	87	0.0	1,553	0.7
Asia Pacific	5,195	2.3	111	0.1	18	0.0	5,324	2.4
Europe, Middle East and Africa	12,548	5.7	230	0.1	55	0.0	12,833	5.8
of which: Germany	4,036	1.8	29	0.0	4	0.0	4,069	1.8
of which: UK	4,652	2.1	8	0.0	6	0.0	4,666	2.1
of which: rest of Europe	3,560	1.6	189	0.1	44	0.0	3,793	1.7
of which: Middle East and Africa	300	0.1	4	0.0	1	0.0	305	0.1
Switzerland	196,637	88.9	4,078	1.8	35	0.0	200,750	90.8
Total registered shares
Unregistered shares
Total	216,339	97.9	4,537	2.0	201	0.1	221,077	100.0

At year-end 2019, UBS owned 243,021,296 UBS Group AG registered shares, which corresponded to 6.30% of the total share capital of UBS Group AG. At the same time, we had acquisition and disposal positions relating to 270,270,154 and 177,652,614 voting rights of UBS Group AG, corresponding to 7.01% and 4.61% of the total voting rights of UBS Group AG, respectively. Of the disposal positions, 4.03% consisted of voting rights on shares deliverable in respect of employee awards. The calculation methodology for the acquisition and disposal positions is based on the Swiss Financial Market Supervisory Authority Ordinance on Financial Market Infrastructure, which sets forth that all future potential share delivery obligations, irrespective of the contingent nature of the delivery, must be taken into account.

Employee share ownership

Employee share ownership is encouraged and made possible in a variety of ways. One example is our Equity Plus Plan. This is a voluntary plan that provides eligible employees with the opportunity to purchase UBS Group AG shares at market value and receive, at no additional cost, one notional UBS Group AG share for every three shares purchased. If the shares purchased are held for three years and the employee remains in employment, the notional shares vest. Another example is the Equity Ownership Plan (EOP). This is a mandatory deferral plan for all employees excluding GEB members, Group Managing Directors (GMDs) and Group or Divisional Vice Chair role holders, with total compensation greater than USD / CHF 300,000. These employees receive 60% of their deferred performance award under the EOP in notional shares (variations apply for Asset Management). The plan includes provisions that allow the firm to reduce or fully forfeit the unvested deferred portion of the granted EOP award if an employee commits certain harmful acts, and in most cases trigger forfeiture where employment has been terminated. To encourage our employees to develop and manage the business in a way that delivers sustainable returns, EOP awards granted to certain senior employees  will only vest if both Group and business division performance conditions are met.

As of 31 December 2019, UBS employees held an estimated 6% of UBS shares outstanding (including approximately 4% in unvested/blocked actual and notional shares from our compensation programs). These figures are based on known shareholding information from employee participation plans, personal holdings with UBS and selected individual retirement plans. At the end of 2019, an estimated 31% of all employees held UBS shares through the firm’s employee share participation plans.

→   Refer to the “Compensation” section on page 242 of this report for more information

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

We have no participation certificates outstanding.

						Shares registered
						Number	%
						491,586,703	12.7
						510,091,779	13.2
						1,139,878,714	29.5
						2,141,557,196	55.5
						1,717,498,199	44.5
						3,859,055,395	100.0

Individual shareholders		Legal entities		Nominees		Total
Number of shares	%	Number of shares	%	Number of shares	%	Number of shares	%
2,893,962	0.1	32,768,837	0.8	395,673,760	10.3	431,336,559	11.2
1,473,734	0.0	12,917,654	0.3	395,320,657	10.2	409,712,045	10.6
24,775,054	0.6	17,640,509	0.5	11,126,515	0.3	53,542,078	1.4
48,190,697	1.2	25,338,525	0.7	707,612,163	18.3	781,141,385	20.2
13,583,401	0.4	435,407	0.0	15,106,719	0.4	29,125,527	0.8
23,463,495	0.6	698,369	0.0	661,504,543	17.1	685,666,407	17.8
9,829,854	0.3	24,002,859	0.6	30,950,329	0.8	64,783,042	1.7
1,313,947	0.0	201,890	0.0	50,572	0.0	1,566,409	0.0
415,726,990	10.8	434,343,908	11.3	25,466,276	0.7	875,537,174	22.7
491,586,703	12.7	510,091,779	13.2	1,139,878,714	29.5	2,141,557,196	55.5
0		0		0		1,717,498,199	44.5
491,586,703	12.7	510,091,779	13.2	1,139,878,714	29.5	3,859,055,395	100.0

Our shares are listed on the NYSE as global registered shares. As such, they can be traded and transferred across applicable borders, without the need for conversion, with identical shares traded on different stock exchanges in different currencies.

→   Refer to “UBS shares” in the “Capital management” section on page 197 of this report for more information

Distributions to shareholders

The decision to pay a dividend and the amount of any dividend depend on a variety of factors, including our profits, cash flow generation and capital ratios.

At the 2020 AGM, the BoD intends to propose to shareholders for approval a dividend of USD 0.73 per share for the financial year 2019. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a public exchange rate on the day prior to the ex-dividend date. Shareholders holding shares through The Depository Trust Company in New York and Computershare will be paid dividends in US dollars.

As newly required under Swiss tax law, 50% of the dividend will be paid out of retained earnings and the balance will be paid out of capital contribution reserves. Dividends paid out of capital contribution reserves are not subject to Swiss withholding tax. The portion of the dividend paid out of retained earnings will be subject to a 35% Swiss withholding tax. For US federal income tax purposes, we expect that the dividend will be paid out of current or accumulated earnings and profits.

Provided that the proposed dividend distribution out of retained earnings and out of the capital contribution reserve will be approved at the 2020 AGM, the payment of USD 0.73 per share will be made on 7 May 2020 to holders of shares on the record date 6 May 2020. The shares will be traded ex-dividend as of 5 May 2020 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 4 May 2020.

In March 2018, UBS initiated a share repurchase program of up to CHF 2 billion over a three-year period. The UBS shares repurchased under the program will be canceled by means of a capital reduction, to be proposed at future annual general meetings. Under the program, UBS repurchased shares totaling USD 1.567 billion during 2018 and 2019. In 2019, we purchased a total of USD 0.8 billion of shares under our share repurchase program. For the first half of 2020, we expect to repurchase an additional USD 0.45 billion of shares. We will assess further repurchases in the second half of 2020 considering business conditions and any idiosyncratic developments.

→   Refer to “UBS shares” in the “Capital management” section on page 197 of this report for more information about the share repurchase program

Corporate governance and compensation
Corporate governance

Transferability, voting rights and nominee registration

We do not apply any restrictions or limitations on the transferability of shares. Voting rights may be exercised without any restrictions by shareholders entered into the share register if they expressly render a declaration of beneficial ownership according to the provisions of the Articles of Association.

We have special provisions for the registration of fiduciaries and nominees. Fiduciaries and nominees are entered in the share register with voting rights up to a total of 5% of all issued UBS Group AG shares if they agree to disclose, upon our request, beneficial owners holding 0.3% or more of all issued UBS Group AG shares. An exception to the 5% voting limit rule is in place for securities clearing organizations, which applied as of 31 December 2019 to The Depository Trust Company in New York.

→   Refer to “Shareholders’ participation rights” in this section for more information

Convertible bonds and options

As of 31 December 2019, there were no contingent capital securities or convertible bonds outstanding requiring the issuance of new shares.

→   Refer to the “Capital management” section on page 175 of this report for more information about our outstanding capital instruments

As of 31 December 2019, there were no employee options and stock appreciation rights outstanding. The last remaining option awards and stock appreciation rights expired during 2019. Option-based compensation plans are sourced by issuing new shares out of conditional capital. As of 31 December 2019, 121,705,830 unissued UBS Group AG shares in conditional share capital were available for the issuance of new shares for this purpose.

→   Refer to “Conditional share capital” in this section for more information

→   Refer to “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section on page 450 of this report for more information about outstanding options and stock appreciation rights

Shareholders’ participation rights

We are committed to shareholder participation in our decision-making process. During 2019, we continued to enhance the online voting platform to offer our registered shareholders a more convenient log-in and online voting process. Registered shareholders are sent personal invitations to the general meetings of shareholders. Together with the invitation materials, they receive a personal one-time password and a QR code to easily login to our online voting platform, where they can enter their voting instructions or order an admission card for the general meeting. For the 2019 general meeting, we introduced various technological measures to be more environmentally friendly.

Shareholders who choose not to receive the comprehensive invitation materials are informed of the upcoming general meeting by a short letter containing a personal one-time password and a QR code for online voting as well as a reference to www.ubs.com/agm,  where all information for the upcoming general meeting is available.

Relations with shareholders

We regularly inform all our shareholders about our activities and performance, as well as other developments.

→   Refer to “Information policy” in this section for more information

The Annual General Meeting of shareholders (the AGM) offers shareholders the opportunity to raise any questions to the Board of Directors (the BoD) and the Group Executive Board, as well as to our internal and external auditors.

Voting rights, restrictions and representation

We place no restrictions on share ownership and voting rights. However, pursuant to general principles formulated by the BoD, nominee companies and fiduciaries, which normally represent a large number of individual shareholders and may hold an unlimited number of shares, have voting rights limited to a maximum of 5% of all issued UBS Group AG shares in order to avoid the risk of unknown shareholders with large stakes being entered in the share register. Securities clearing organizations, such as The Depository Trust Company in New York, are not subject to this 5% voting limit.

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

All shareholders registered with voting rights are entitled to participate in general meetings of shareholders. If they do not wish to attend in person, they may issue instructions to support, reject or abstain for each individual item on the meeting agenda, either by giving instructions to an independent proxy in accordance with article 14 of the Articles of Association (the AoA) or by appointing another registered shareholder of their choice to vote on their behalf. Alternatively, registered shareholders may issue their voting instructions to the independent proxy electronically through our online voting platform. Nominee companies normally submit the proxy material to the beneficial owners and forward the collected votes to the independent proxy.

→   Refer to the article 14 of the Articles of Association of UBS Group AG for more information about the issuing of instructions to independent voting right representatives. The Articles of Association are available at www.ubs.com/governance

Statutory quorums

Motions, including those regarding the election and re-election of BoD members and the election of the auditors, are decided at a general meeting of shareholders by an absolute majority of the votes cast, excluding blank and invalid ballots. For the approval of certain specific issues, the Swiss Code of Obligations requires a positive vote from a two-thirds majority of the votes represented at the given general meeting of shareholders, and from the absolute majority of the par value of shares represented at the meeting. Such issues include the creation of shares with privileged voting rights, the introduction of restrictions on the transferability of registered shares, conditional and authorized capital increases, and restrictions or exclusions of shareholders’ preemptive rights.

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

Corporate governance and compensation
Corporate governance

Convocation of general meetings of shareholders

The AGM must be held within six months of the close of the financial year (31 December) and normally takes place after the publication of the first quarter results. In 2020, the AGM will take place on 29 April.

Extraordinary General Meetings (EGMs) may be convened whenever the BoD or the auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may at any time, including during an AGM, require, by way of a written statement, that an EGM be convened to address a specific issue they put forward.

A personal invitation including a detailed agenda is made available to every registered shareholder at least 20 days ahead of the scheduled general meeting. The agenda items are also published in the Swiss Official Gazette of Commerce, as well as at www.ubs.com/agm.

Placing of items on the agenda

Pursuant to our AoA, shareholders individually or jointly representing shares with an aggregate minimum par value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration at the next general meeting of shareholders.

At the end of January, the invitation to submit such proposals is published in the Swiss Official Gazette of Commerce and at www.ubs.com/agm.  Requests for items to be placed on the agenda must include the actual motions to be put forward, together with a short explanation. Such requests must be submitted to the BoD 50 days prior to the general meeting of shareholders, including a statement from the depository bank confirming the number of shares held by the requesting shareholder(s) and that these shares are blocked from sale until the end of the general meeting of shareholders. The BoD formulates opinions on the proposals, which are published together with the motions.

Registrations in the share register

Around 220,000 shareholders are directly registered in the UBS share register and some 145,000 US shareholders are registered via nominee companies.

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

The general rules for entry into our Swiss share register with voting rights as described in article 5 of our AoA also apply before general meetings of shareholders. The same rules apply to our US transfer agent that operates the US share register for all UBS Group AG shares in a custodian account in the US. In order to determine the voting rights of each shareholder, our share register generally closes two business days prior to a general meeting of shareholders. Our independent proxy agent processes voting instructions from shareholders as long as technically possible, generally also until two business days before a general meeting of shareholders. Such technical closure of our share register only facilitates the determination of the actual voting rights of every shareholder that issued a voting instruction. Irrespective of the technical closure, shares that are registered in our share register are never immobilized and are freely tradable at any time, irrespective of any issued voting instructions.

Board of Directors

The Board of Directors (the BoD) of UBS Group AG, under the leadership of the Chairman of the BoD (the Chairman), consists of between 6 and 12 members as per our Articles of Association (the AoA).

The BoD decides on the strategy of the Group upon recommendation by the Group Chief Executive Officer (the Group CEO) and is responsible for the overall direction, supervision and control of the Group and its management, as well as for supervising compliance with applicable laws, rules and regulations. The BoD exercises oversight over UBS Group AG and its subsidiaries and is responsible for establishing a clear Group governance framework to provide effective steering and supervision of the Group, taking into account the material risks to which UBS Group AG and its subsidiaries are exposed. The BoD has ultimate responsibility for the success of the Group and for delivering sustainable shareholder value within a framework of prudent and effective controls. It also approves all financial statements for issue and appoints and removes all Group Executive Board (GEB) members.

The BoD of UBS AG, under the leadership of the Chairman, decides on the strategy of UBS AG upon recommendation by the President of the Executive Board and exercises the ultimate supervision on management. Its ultimate responsibility for the success of UBS AG is exercised subject to the parameters set by the Group.

Members of the Board of Directors

At the AGM on 2 May 2019, David Sidwell, Jeremy Anderson, Reto Francioni, Fred Hu, Julie G. Richardson, Isabelle Romy, Robert W. Scully, Beatrice Weder di Mauro and Dieter Wemmer were re-elected as members of the BoD. Michel Demaré and Ann F. Godbehere did not stand for re-election, as they both retired after serving for the BoD since 2009 and reaching their 10-year term limit; the biographies of Mr. Demaré and Ms. Godbehere can be found on pages 227 and 228 of the UBS Group AG Annual Report 2018 available under “Annual reporting” at www.ubs.com/investors. William C. Dudley and Jeanette Wong were elected for their first term. At the same time, Axel A. Weber was re-elected Chairman of the BoD, and Julie G. Richardson, Dieter Wemmer, Reto Francioni and Fred Hu were elected as members of the Compensation Committee.
Additionally, ADB Altorfer Duss & Beilstein AG was elected as independent proxy agent. Following their election, the BoD appointed David Sidwell as Vice Chairman and Senior Independent Director of UBS Group AG.

On 10 January 2020, the BoD announced that Nathalie Rachou and Mark Hughes would be nominated for election to the UBS Group AG and UBS AG BoD at the forthcoming annual general meetings. Nathalie Rachou is a senior advisor at Rouvier Associés and Mark Hughes was Group Chief Risk Officer of Royal Bank of Canada until 2018. David Sidwell and Isabelle Romy will not stand for re-election, after completing terms of office on the BoD of twelve and eight years, respectively.

Article 31 of our AoA limits the number of mandates that members of the BoD may hold outside the UBS Group to four board memberships in listed companies and five additional mandates in non-listed companies. Mandates in companies that are controlled by us or that control us are not subject to this limitation. In addition, members of the BoD may hold no more than 10 mandates at UBS’s request and 10 mandates in associations, charitable organizations, foundations, trusts, and employee welfare foundations. On 31 December 2019, no member of the BoD reached the thresholds described in article 31 of our AoA.

The following biographies provide information on the BoD members and the Group Company Secretary. In addition to information on mandates, the biographies include information on memberships or other activities or functions, as required by the SIX Swiss Exchange Corporate Governance Directive.

No member of the BoD currently carries out or has carried out over the past three years operational management tasks within the Group; all members of the BoD are therefore non-executive members.

All members of UBS Group AG’s BoD are also members of UBS AG’s BoD, and committee membership is the same for both entities. The Senior Independent Director function relates only to UBS Group AG.

In 2019, UBS AG’s BoD had three permanent committees: the Audit Committee, the Compensation Committee and the Risk Committee. In addition to the aforementioned permanent committees, UBS Group AG also had the Corporate Culture and Responsibility Committee, as well as the Governance and Nominating Committee.

Corporate governance and compensation
Corporate governance

Axel A. Weber

Chairman, non-executive member of the Board

Year of initial election

UBS: 2012 (UBS Group AG: 2014, UBS AG: 2012)

Year of birth | Nationality

1957 | German

Professional history and education

Axel A. Weber was elected to the Board of Directors (BoD) of UBS AG at the 2012 AGM and of UBS Group AG in 2014. He is Chairman of the BoD of both UBS AG and UBS Group AG. He has chaired the Governance and Nominating Committee since 2012 and became Chairperson of the Corporate Culture and Responsibility Committee in 2013. Mr. Weber was President of the German Bundesbank between 2004 and 2011, during which time he also served as a member of the Governing Council of the European Central Bank, as a member of the Board of Directors of the Bank for International Settlements, as German governor of the International Monetary Fund, and as a member of the G7 and G20 Ministers and Governors. He was a member of the steering committees of the European Systemic Risk Board in 2011 and the Financial Stability Board from 2010 to 2011. From 2002 to 2004, Mr. Weber served as a member of the German Council of Economic Experts. His academic career encompasses professorships in international economics, monetary economics and economic theory at the universities of Cologne, Frankfurt am Main, Bonn and Chicago. Mr. Weber holds a master’s degree in economics from the University of Constance and a PhD in economics from the University of Siegen, where he also received his habilitation. He holds honorary doctorates from the universities of Duisburg-Essen and Constance.

Other activities and functions

–  Member of the Board of the Swiss Bankers Association

–  Member of the Board of Trustees of Avenir Suisse

–  Member of the Board of the Swiss Finance Council

–  Chairman of the Board of the Institute of International Finance

–  Member of the European Financial Services Round Table

–  Member of the European Banking Group

–  Member of the International Advisory Councils of the China Banking and Insurance Regulatory Commission and China Securities Regulatory Commission

–  Member of the International Advisory Panel, Monetary Authority of Singapore

–  Member of the Group of Thirty, Washington, DC

–  Chairman of the Board of Trustees of DIW Berlin

–  Member of the Advisory Board of the Department of Economics,
University of Zurich

–  Member of the Trilateral Commission

Key competencies

–  Finance, audit, accounting

–  Risk management

–  Regulatory authority, central bank

–  ESG (environment, social and governance)

Leadership experience

–  CEO, Chairman

David Sidwell

Vice Chairman, Senior Independent Director,
non-executive member of the Board

Year of initial election

UBS: 2008 (UBS Group AG: 2014, UBS AG: 2008)

Year of birth | Nationality

1953 | American (US) and British

Professional history and education

David Sidwell was elected to the BoD of UBS AG at the 2008 AGM and of UBS Group AG in 2014. He is Vice Chairman and Senior Independent Director. He has chaired the Risk Committee since 2008 and has been a member of the Governance and Nominating Committee since 2011. Mr. Sidwell was Executive Vice President and CFO of Morgan Stanley between 2004 and 2007. Before joining Morgan Stanley, he worked for JPMorgan Chase & Co., where, in his 20 years of service, he held a number of different positions, including controller and, from 2000 to 2004, CFO of the Investment Bank. Prior to this, he was with Price Waterhouse in both London and New York. Mr. Sidwell graduated from Cambridge University and qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales.

Other activities and functions

–  Senior advisor at Oliver Wyman, New York

–  Member of the Board of Chubb Limited

–  Member of the Board of GAVI Alliance

–  Member of the Board of Village Care, New York

Key competencies

–  Banking (wealth management, asset management, personal and corporate banking; insurance)

–  Investment banking, capital markets

–  Finance, audit, accounting

–  Risk management

Leadership experience

–  Executive board leadership

Jeremy Anderson

Non-executive member of the Board

Year of initial election

UBS: 2018

Year of birth | Nationality

1958 | British

Professional history and education

Jeremy Anderson was elected to the BoD of UBS AG and UBS Group AG at the 2018 AGM. He has chaired the Audit Committee and has been a member of the Corporate Culture and Responsibility Committee since 2018. Since 2019, he has been a member of the Governance and Nominating Committee. He was Chairman of Global Financial Services at KPMG International from 2010 to 2017. He has spent over 30 years working with the banking and insurance industry in an advisory capacity, covering a broad range of topics, including strategy, audit and risk management, technology-enabled transformation, mergers and bank restructuring. Mr. Anderson was the founding sponsor of KPMG’s Global Fintech Network in 2014 and is a regular participant at FinTech events across Europe, the US and Asia. He joined KPMG International in 2004 and was Head of Financial Services KPMG Europe from 2006 to 2011 as well as Head of Clients and Markets KPMG Europe from 2008 to 2011. From 2004 to 2008 he was in charge of its UK Financial Services Practice. Prior to that, he served as a member of the Group Management Board of Atos Origin and as Head of its UK operations after Atos acquired KPMG Consulting UK in 2002. In this capacity he managed Atos’ consulting, systems integration and IT outsourcing services in the UK. Mr. Anderson joined KPMG’s UK consulting business in 1985 and led the firm as CEO from 2000 to 2002, having previously been a partner in its financial services business. He started his career as a software developer with Triad Computing Systems in 1980. Mr. Anderson holds a bachelor’s degree in economics from University College London.

Other activities and functions

–  Member of the Board of Prudential plc

–  Trustee of the UK’s Productivity Leadership Group

–  Trustee of Kingham Hill Trust

–  Trustee of St. Helen’s Bishopsgate

Key competencies

–  Banking (wealth management, asset management, personal and corporate banking; insurance)

–  Finance, audit, accounting

–  Risk management

–  Technology, cybersecurity

Leadership experience

–  Executive board leadership

Corporate governance and compensation
Corporate governance

William C. Dudley

Non-executive member of the Board

Year of initial election

UBS: 2019

Year of birth | Nationality

1953 | American (US)

Professional history and education

William C. Dudley was elected to the BoD of UBS AG and UBS Group AG at the 2019 AGM. He has been a member of the Corporate Culture and Responsibility Committee and of the Risk Committee since 2019. Currently, Mr. Dudley is a Senior Research Scholar at the Griswold Center for Economic Policy Studies at Princeton University. He became CEO of the Federal Reserve Bank of New York (the NY Fed) in 2009 and held that position until 2018. During this time, his focus areas included cultural behavior and social and governance topics in the financial world. As CEO, he served as the vice chairman and a permanent member of the Federal Open Market Committee. Previously, Mr. Dudley served as Executive Vice President of the Markets Group at the NY Fed and Head of the Markets Group from 2007 to 2009. Prior to his time with the NY Fed, Mr. Dudley joined Goldman Sachs in 1986 and held several senior management positions. He was a Partner and Managing Director and for a decade the Chief US Economist. In 2012, Mr. Dudley was appointed chairman of the Committee on the Global Financial System of the Bank for International Settlements (BIS). Prior to that, he served as chairman of the former Committee on Payment and Settlement Systems of the BIS from 2009 to 2012. He was a member of the Board of Directors of the BIS from 2009 to 2018. He holds a bachelor’s degree from New College of Florida and received his doctorate in economics from the University of California, Berkeley in 1982.

Other activities and functions

–  Member of the Group of Thirty

–  Member of the Council on Foreign Relations

–  Member of the Bretton Woods Committee’s Advisory Council

Key competencies

–  Investment banking, capital markets

–  Risk management

–  Regulatory authority central bank

–  ESG (environment, social and governance)

Leadership experience

–  CEO, Chairman

Reto Francioni

Non-executive member of the Board

Year of initial election

UBS: 2013 (UBS Group AG: 2014, UBS AG: 2013)

Year of birth | Nationality

1955 | Swiss

Professional history and education

Reto Francioni was elected to the BoD of UBS AG at the 2013 AGM and of UBS Group AG in 2014. He has been a member of the Risk Committee since 2015 and of the Compensation Committee since 2019. He was CEO of Deutsche Börse AG from 2005 to 2015. Since 2006, he has been a professor of Financial Market Research at the University of Basel. From 2002 to 2005, Mr. Francioni was Chairman of the Supervisory Board and President of the SWX Group, Zurich, placing him at the heart of digitalization within the industry. Mr. Francioni was Co-CEO and Spokesman for the Board of Directors of Consors AG, Nuremberg, from 2000 to 2002. Between 1993 and 2000, he held various management positions at Deutsche Börse AG, including that of Deputy CEO from 1999 to 2000. There he drove a fundamental transformation to shape it as a world leader in technology. From 1992 to 1993, he served in the corporate finance division of Hoffmann-La Roche, Basel. Prior to this, he was on the Executive Board of Association Tripartite Bourses for several years. From 1985 to 1988, he worked for Credit Suisse, holding positions in the equity sales and legal departments. He started his professional career in 1981 in the commerce division of Union Bank of Switzerland. Mr. Francioni completed his law degree at the University of Zurich in 1981 and earned his PhD from that same university in 1987.

Other activities and functions

–  Member of the Board of Coca-Cola HBC AG (Senior Independent Non-Executive Director, chair of the nomination committee)

–  Chairman of the Board of Swiss International Air Lines AG

–  Member of the Board of MedTech Innovation Partners AG

–  Executive Director and member of myTAMAR GmbH

Key competencies

–  Investment banking, capital markets

–  Risk management

–  Human resources management, including compensation

–  Technology, cybersecurity

Leadership experience

–  CEO, Chairman

Fred Hu

Non-executive member of the Board

Year of initial election

UBS: 2018

Year of birth | Nationality

1963 | Chinese

Professional history and education

Fred Hu was elected to the BoD of UBS AG and UBS Group AG at the 2018 AGM. He has been a member of the Compensation Committee since 2019. Mr. Hu has been chairman of Primavera Capital Group, a China-based global investment firm, since 2010. Through his numerous investments in leading technology companies over the years, he has obtained profound knowledge in the areas of mobile internet, digitalization and cybersecurity. Prior to founding Primavera, Mr. Hu held various senior positions at Goldman Sachs from 1997 to 2010, where he was instrumental in building the firm’s franchise in the region. He was a Partner and chairman of Greater China from 2008 to 2010 and a Partner and Co-Head of Investment Banking China from 2004 to 2008. Before that, he held the position of Goldman Sachs’ Chief Economist. From 1991 to 1996, he served as an economist at the International Monetary Fund in Washington, DC, and after that was Co-Director of the National Center for Economic Research and a professor at Tsinghua University. Mr. Hu holds a master’s in engineering science from Tsinghua University, and a master’s and a PhD in economics from Harvard University.

Other activities and functions

–  Non-executive Chairman of the Board of Yum China Holdings
(chair of the nomination and governance committee)

–  Member of the Board of ICBC

–  Member of the Board of Hong Kong Exchanges and Clearing Ltd.

–  Member of the Board of China Asset Management

–  Member of the Board of Minsheng Financial Leasing Co.

–  Trustee of the China Medical Board

–  Governor of the Chinese International School in Hong Kong

–  Co-Chairman of the Nature Conservancy Asia Pacific Council

–  Director and member of the Executive Committee of China Venture Capital and Private Equity Association Ltd.

–  Member of the Global Advisory Board of the Council on Foreign Relations

Key competencies

–  Investment banking, capital markets

–  Risk management

–  Technology, cybersecurity

–  Regulatory authority, central bank

Leadership experience

–  CEO, Chairman

Julie G. Richardson

Non-executive member of the Board

Year of initial election

UBS: 2017

Year of birth | Nationality

1963 | American (US)

Professional history and education

Julie G. Richardson was elected to the BoD of UBS AG and UBS Group AG at the 2017 AGM. She has been a member of the Compensation Committee since 2018 and its Chairperson since 2019. She also has been a member of the Risk Committee since 2017 and of the Governance and Nominating Committee since 2019. From 2003 to 2012, Ms. Richardson was a Partner and Head of the New York Office of Providence Equity Partners, a global private equity firm specializing in equity investments in media, communications, education and information companies. She acted as a senior advisor to the partnership until 2014. From 1998 to 2003, Ms. Richardson served as Vice Chairman of the Investment Banking division of JPMorgan Chase & Co. and Head of its Global Telecommunications, Media and Technology group. Throughout her career, she has spent significant time with both incumbent and new technology companies, including being a board member of a digital knowledge management company since 2015. After graduating, she started with Merrill Lynch in 1986, where she worked until 1998, in her last position as Managing Director Media and Communications Investment Banking. Ms. Richardson graduated from the University of Wisconsin-Madison with a bachelor’s degree in business administration.

Other activities and functions

–  Member of the Board of Yext (chair of the audit committee)

–  Member of the Board of Vereit, Inc. (chair of the compensation committee)

–  Member of the Board of Datadog (chair of the audit committee)

–  Member of the Board of The Hartford Financial Services Group, Inc  (resignation effective 1 April 2020)

Key competencies

–  Investment banking, capital markets

–  Risk management

–  Human resources management, including compensation

–  Technology, cybersecurity

Corporate governance and compensation
Corporate governance

Isabelle Romy

Non-executive member of the Board

Year of initial election

UBS: 2012 (UBS Group AG: 2014, UBS AG: 2012)

Year of birth | Nationality

1965 | Swiss

Professional history and education

Isabelle Romy was elected to the BoD of UBS AG at the 2012 AGM and of UBS Group AG in 2014. She has been a member of the Audit Committee and of the Governance and Nominating Committee since 2012. Ms. Romy is a partner at Froriep Legal AG, a large Swiss business law firm. From 1995 to 2012, she worked for another major Swiss law firm based in Zurich, where she was a partner from 2003 to 2012. Her legal practice includes litigation and arbitration in cross-border cases. Ms. Romy has been a professor at the University of Fribourg and at the Federal Institute of Technology in Lausanne (EPFL) since 1996. Between 2003 and 2008, she served as a deputy judge at the Swiss Federal Supreme Court. From 1999 to 2006, she was a member of the Ethics Commission at the EPFL. Ms. Romy earned her doctorate in law (Dr. iur.) at the University of Lausanne in 1990 and has been a qualified attorney-at-law admitted to the bar since 1991. From 1992 to 1994, she was a visiting scholar at Boalt Hall School of Law, University of California, Berkeley, and completed her professorial thesis at the University of Fribourg in 1996.

Other activities and functions

–  Member of the Board of Froriep Legal AG

–  Chair of the Board of Central Real Estate Holding AG

–  Chair of the Board of Central Real Estate Basel AG

–  Vice Chairman of the Sanction Commission of the SIX Swiss Exchange

–  Member of the Fundraising Committee of the Swiss National Committee for UNICEF

–  Member of the Supervisory Board of the CAS program Financial Regulation of the University of Bern and University of Geneva

Key competencies

–  Finance, audit, accounting

–  Legal, compliance

–  Regulatory authority, central bank

–  ESG (environment, social and governance)

Robert W. Scully

Non-executive member of the Board

Year of initial election

UBS: 2016

Year of birth | Nationality

1950 | American (US)

Professional history and education

Robert W. Scully was elected to the BoD of UBS AG and UBS Group AG at the 2016 AGM. He has been a member of the Risk Committee since 2016. Mr. Scully served as a member of the Office of the Chairman of Morgan Stanley from 2007 to 2009 and was its Co-President responsible for Asset Management, Discover Credit Cards from 2006 to 2007. Prior to assuming the position of Co-President, he was Chairman of Global Capital Markets from 2004 to 2006, Vice Chairman of Investment Banking from 1999 to 2006, and Managing Director from 1996 to 2009. Mr. Scully was Managing Director at Lehman Brothers from 1993 to 1996, having worked for Scully Brothers Foss & Wight from 1989 to 1993 as Managing Director and for Salomon Brothers in Investment Banking and Capital Markets from 1980 to 1989, where he became a Managing Director in 1984. He began his career in the banking industry with Chase Manhattan Bank in 1972 and then worked as an investment banker for Blyth Eastman Dillon & Co. from 1977 to 1980. Mr. Scully graduated from Princeton University in 1972 with a bachelor’s degree in psychology and holds an MBA from Harvard University.

Other activities and functions

–  Member of the Board of Chubb Limited (chair of the audit committee)

–  Member of the Board of Zoetis, Inc.

–  Member of the Board of KKR & Co. Inc.

–  Member of the Board of Teach For All

Key competencies

–  Banking (wealth management, asset management, personal and corporate banking; insurance)

–  Investment banking, capital markets

–  Finance, audit, accounting

–  Risk management

Leadership experience

–  Executive board leadership

Beatrice Weder di Mauro

Non-executive member of the Board

Year of initial election

UBS: 2012 (UBS Group AG: 2014, UBS AG: 2012)

Year of birth | Nationality

1965 | Swiss and Italian

Professional history and education

Beatrice Weder di Mauro was elected to the BoD of UBS AG at the 2012 AGM and of UBS Group AG in 2014. She has been a member of the Audit Committee since 2012 and became a member of the Corporate Culture and Responsibility Committee in 2017. She was a member of the Risk Committee from 2013 to 2017. Since 2019, Ms. Weder di Mauro has been a professor of international economics at the Graduate Institute Geneva (IHEID) and since 2018 has been President of the Centre for Economic Policy Research in London. Since 2016, she has been a research professor and distinguished fellow at the Emerging Markets Institute at INSEAD in Singapore. From 2001 to 2018, she held the Chair of International Macroeconomics at the Johannes Gutenberg University of Mainz and was a member of the German Council of Economic Experts from 2004 to 2012. She held visiting positions at the International Monetary Fund (IMF) in Washington, DC, at the National Bureau of Economic Research in Cambridge, MA, and at the United Nations University in Tokyo. Prior to that, she worked as an economist at the IMF and the World Bank in Washington, DC. She received a PhD and a habilitation in economics from the University of Basel. Since 2005, Ms. Weder di Mauro has served as an independent director on the boards of globally leading companies in development finance, pharmaceuticals, technology and insurance.

Other activities and functions

–  Member of the Supervisory Board of Robert Bosch GmbH

–  Member of the Board of Bombardier Inc.

–  Member of the Foundation Board of the International Center for Monetary and Banking Studies (ICMB)

Key competencies

–  Finance, audit, accounting

–  Risk management

–  Regulatory authority, central bank

–  ESG (environment, social and governance)

Dieter Wemmer

Non-executive member of the Board

Year of initial election

UBS: 2016

Year of birth | Nationality

1957 | Swiss and German

Professional history and education

Dieter Wemmer was elected to the BoD of UBS AG and UBS Group AG at the 2016 AGM. He has been a member of the Compensation Committee since 2018 and of the Audit Committee since 2019. Mr. Wemmer was Chief Financial Officer (CFO) of Allianz SE from 2013 to 2017. He joined Allianz SE in 2012 as a member of the Board of Management, responsible for the insurance business in France, Benelux, Italy, Greece and Turkey and for the “Global Property & Casualty” Center of Competence. He was CFO of Zurich Insurance Group from 2007 to 2011. From 2010 to 2011, he was Zurich’s Regional Chairman of Europe. Prior to that, Mr. Wemmer was CEO of the Europe General Insurance business and member of Zurich’s Group Executive Committee from 2004 to 2007. He held various other management positions in the Zurich Group, such as Chief Operating Officer of the Europe General Insurance business from 2003 to 2004, Head of Mergers and Acquisitions from 1999 to 2003 and Head of Financial Controlling from 1997 to 1999. Mr. Wemmer began his career in the insurance industry within the Zurich Group in 1986 in Cologne, after graduating from the University of Cologne with a master’s degree and acquiring his doctorate in mathematics in 1985.

Other activities and functions

–  Member of the Board of Ørsted A/S (chair of the audit and risk committee)

–  Member of the Berlin Center of Corporate Governance

Key competencies

–  Banking (wealth management, asset management, personal and corporate banking; insurance)

–  Investment banking, capital markets

–  Finance, audit, accounting

–  Risk management

Leadership experience

–  Executive board leadership

Corporate governance and compensation
Corporate governance

Jeanette Wong

Non-executive member of the Board

Year of initial election

UBS: 2019

Year of birth | Nationality

1960 | Singaporean

Professional history and education

Jeanette Wong was elected to the BoD of UBS AG and UBS Group AG at the 2019 AGM. She has been a member of the Audit Committee since 2019. Ms. Wong was Group Executive responsible for the Institutional Banking business at the Singapore-based DBS Group from 2008 to March 2019, encompassing Corporate Banking, Global Transaction Services, Strategic Advisory and Mergers & Acquisitions. Previously, she served as Chief Financial Officer of the DBS Group between 2003 and 2008. Ms. Wong has spent more than 30 years working in different senior management roles within the financial industry in Singapore. She started her career in 1982 with positions at Banque Paribas and Citibank, before helping to build up JP Morgan’s Asia and emerging markets business over a sixteen-year career with the firm. She holds an MBA from the University of Chicago and a bachelor’s in business administration from the National University of Singapore.

Other activities and functions

–  Member of the Board of Essilor International / EssilorLuxottica

–  Member of the Board of Jurong Town Corporation

–  Member of the Board of PSA International

–  Member of the Board of FFMC Holdings Pte. Ltd. and of Fullerton Fund Management Company Ltd.

–  Member of the Management Advisory Board of NUS Business School

–  Member of the Global Advisory Board, Asia, University of Chicago Booth School of Business

–  Member of the Securities Industry Council

Key competencies

–  Banking (wealth management, asset management, personal and corporate banking; insurance)

–  Investment banking, capital markets

–  Finance, audit, accounting

–  ESG (environment, social and governance)

Leadership experience

–  Executive board leadership

Markus Baumann

Group Company Secretary

Year of birth | Nationality

1963 | Swiss

Professional history and education

Markus Baumann was appointed Group Company Secretary of UBS Group AG and Company Secretary of UBS AG by the BoD in 2017. He has been with UBS for 40 years and has held a broad range of leadership roles across the Group in Switzerland, the US and Japan, including Chief of Staff to the Chairman of the BoD since 2015 and Chief Operating Officer of Group Internal Audit from 2006 to 2015. Before this, he worked as Chief Operating Officer EMEA for UBS Asset Management. Earlier in his career, Mr. Baumann worked in Japan for four years as Corporate Planning Officer and assistant to the CEO. He joined UBS in 1979 as a banking apprentice, covering the full range of universal banking activities. Mr. Baumann holds an MBA from INSEAD Fontainebleau and a Swiss Federal Diploma as a Business Analyst.

Elections and terms of office

Shareholders annually elect each member of the BoD individually, as well as the Chairman and the members of the Compensation Committee, based on proposals from the BoD.

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

According to the Articles of Association and the Organization Regulations, the BoD meets as often as business requires, but it must meet at least six times a year. During 2019, a total of 23 BoD meetings and calls were held, 15 of which were attended by GEB members. Average participation in the BoD meetings and calls was 98%. In addition to the BoD meetings attended by GEB members, the Group CEO attended some of the meetings of the BoD without GEB participation. The average duration of the meetings and calls was 145 minutes. In 2019, the frequency and length of the combined meetings were the same for UBS Group AG and UBS AG. Additionally, eight ad hoc calls were held, two of which were without GEB members. Furthermore, a two-day crisis management and simulation exercise was held.

At every BoD meeting, each committee Chairperson provides the BoD with an update on current activities of his or her committee as well as important committee issues.

In response to the growing importance of legal entity governance, standalone meetings of the UBS AG BoD were held. In 2019, four UBS AG meetings were held with members of the Executive Board in attendance. Standalone meetings are held on a regular basis to discuss and agree on legal entity governance and other topics related to UBS AG. Furthermore, we enhanced the coordination and exchange of information between UBS Group AG and its significant group entities. Joint meetings between the Group BoD and the boards of directors of all significant group entities have been introduced. In addition, a two-day annual workshop attended by all independent members of the boards of the Group and significant group entities was held, for the third time, to strengthen entity governance.

Corporate governance and compensation
Corporate governance

Performance assessment

An external assessment of the effectiveness of the BoD was started at the end of 2018 and concluded in May 2019. This external review was commissioned in line with the regular schedule of performing an independent external assessment every third year. In each year when there is no independent external assessment, a thorough self-assessment is completed at the level of the BoD, while the committees perform self-assessments every year. All BoD members, the Group CEO, selected members of the GEB, the Head Group Internal Audit and lead audit partner were interviewed as part of the external review. The external appraisers also attended BoD meetings and selected committee meetings as observers and reviewed governance-related documentation.

The results of the in-depth external assessment concluded that the BoD and its committees were operating effectively, in line with best practice and best in class in comparison with leading European peers. The final report did not raise any material issues, but did make a number of recommendations for consideration by the BoD. These led to minor adjustments in the BoD agenda and served as a source for the definition of the BoD’s priorities for 2019/2020. Areas of particular focus for the BoD were strategy, growth and value creation, as well as succession planning. Furthermore, a particular focus remained on the oversight of the regulatory, risk and legal issues as well as on digital transformation. Environment, social and governance topics, in particular sustainability and the continued emphasis on cultural values were other key priorities.

BoD Committees

The committees listed on the following pages assist the BoD in the performance of its responsibilities. These committees and their charters are described in the Organization Regulations, published at www.ubs.com/governance.  The committees meet as often as their business requires, but at least four times a year each for the Audit Committee, the Risk Committee and the Compensation Committee, and twice a year each for the Corporate Culture and Responsibility Committee and the Governance and Nominating Committee. Topics of common interest or affecting more than one committee are discussed at joint committee meetings. The Audit Committee and the Risk Committee hold at least four joint meetings a year.

During 2019, a total of ten joint committee meetings were held for UBS Group AG (nine joint committee meetings were held for UBS AG). The Risk Committee held one meeting with the Compensation Committee, one with the Corporate Culture and Responsibility Committee, and eight with the Audit Committee.

Audit Committee

The Audit Committee consisted of five BoD members throughout 2019, all of whom were determined by the BoD to be fully independent. As a group, members of the Audit Committee must have the necessary qualifications and skills to perform all of their duties and together must possess financial literacy and experience in banking and risk management.

The Audit Committee itself does not perform audits but oversees the work of the external auditors, Ernst & Young Ltd, who in turn are responsible for auditing UBS Group AG’s and UBS AG’s annual financial statements and for reviewing the quarterly financial statements.

In particular, the Audit Committee monitors the integrity of the financial statements of UBS Group AG and UBS AG and any announcements related to financial performance, and reviews significant financial reporting judgments contained in them, before recommending their approval to the BoD or proposing any adjustments the Audit Committee considers appropriate.

The Audit Committee oversees the relationship with and assesses the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner, and supports the BoD in reaching a decision in relation to the appointment, reappointment or dismissal of the external auditors and to the rotation of the lead audit partner. The BoD then submits these proposals to the shareholders for approval at the AGM.

During 2019, the Audit Committee held eight committee meetings and eight calls with a participation rate of 98%. The average duration of each of the meetings and calls was approximately 150 minutes. In 2019, for both UBS Group AG and UBS AG, the frequency and length of meetings were the same. All of the meetings and calls of the Audit Committee were attended by the Group Chief Financial Officer as well as the Group Controller and Chief Accounting Officer. In 2019, the Chairperson and the committee met on a regular basis with core supervisory authorities.

All Audit Committee members have accounting or related financial management expertise and, in compliance with the rules established pursuant to the US Sarbanes-Oxley Act of 2002, at least one member qualifies as a financial expert. The New York Stock Exchange (the NYSE) listing standards on corporate governance and Rule 10A-3 under the US Securities Exchange Act set more stringent independence requirements for members of audit committees than for the other members of the BoD. Throughout 2019, all members of the Audit Committee, in addition to satisfying our independence criteria, satisfied these requirements, in that they did not receive, directly or indirectly, any consulting, advisory or compensatory fees from any member of the Group other than in their capacity as a BoD member, did not hold, directly or indirectly, UBS Group AG shares in excess of 5% of the outstanding capital, and did not serve on the audit committees of more than two other public companies.

Corporate governance and compensation
Corporate governance

Compensation Committee

The Compensation Committee consisted of four independent BoD members throughout 2019 as indicated in the table below. In addition to the key responsibilities indicated in the same table, the Compensation Committee reviews the compensation disclosures included in this report.

During 2019, the Compensation Committee held six meetings and two calls with a participation rate of 97%. The average duration of each of the meetings and calls was approximately 135 minutes. All meetings were held in the presence of the Chairman and most were attended by the Group CEO and external advisors. In 2019, the Chairperson met on a regular basis with core supervisory authorities.

→   Refer to “Board of Directors compensation” in the “Compensation” section on page 273 of this report for more information about the Compensation Committee’s decision-making procedures

Corporate Culture and Responsibility Committee

Throughout 2019, the Corporate Culture and Responsibility Committee consisted of the Chairperson and three independent BoD members as listed in the table below. The Group CEO and the Head UBS in society are permanent guests of the Corporate Culture and Responsibility Committee, while senior regional representatives (chairmen or Presidents) attended one of the meetings as guests. During 2019, six meetings were held, with an average participation rate of 96%. The average duration of each of the meetings was approximately 100 minutes.

Governance and Nominating Committee

In 2019, the Governance and Nominating Committee consisted of the Chairperson and three independent members as listed in the table below; after the AGM, there were four independent members. During 2019, nine meetings were held with a participation rate of 100%. The average duration of each of the meetings was approximately 130 minutes and, additionally, three ad hoc calls took place. The Group CEO attended all meetings.

Risk Committee

In 2019, the Risk Committee comprised five independent BoD members as listed in the table below. During 2019, the Risk Committee held nine committee meetings and six calls with a participation rate of 100%. The average duration of each of the meetings and calls was approximately 190 minutes. In 2019, the frequency and length of the meetings were the same for both UBS Group AG and UBS AG. Usually, the Group CEO, the Group CFO, the Group Chief Risk Officer and the Group General Counsel attended the meetings and calls. In 2019, the Chairperson and the committee met on a regular basis with core supervisory authorities.

Ad hoc committees

The Special Committee and the Strategy Committee are two ad hoc committees that have a standing composition and that hold meetings as and when required.

The Special Committee is composed of four BoD members and its primary purpose is to oversee activities related to key litigation and investigation matters, review management’s respective proposals and submit recommendations for decision to the BoD. For 2019, the key focus was the French cross-border matter, following the first court verdict in February 2019. Jeremy Anderson chaired the Special Committee, with Julie G. Richardson, David Sidwell and Axel A. Weber as additional members. The Group CEO was a permanent guest. During 2019, a half-day workshop, two meetings and three calls were held. The frequency and length of the meetings were the same for both UBS Group AG and UBS AG.

The Strategy Committee is composed of four BoD members and its primary purpose is to support management and the BoD with regard to the assessment of strategic considerations, as well as to assist the planning of the annual strategy meetings for the BoD and the GEB. The committee submits recommendations for decision to the BoD. Axel A. Weber chaired the Strategy Committee, with Fred Hu, Robert W. Scully and Dieter Wemmer as additional members. The Group CEO, the Group CFO and the Head of Strategy were permanent guests. During 2019, two meetings and six calls were held. The frequency and length of the meetings were the same for both UBS Group AG and UBS AG.

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

→   Refer to “Employees” in the “How we create value for our stakeholders” section on page 43 and to the foldout pages of this report for more information about our Pillars, Principles and Behaviors

In 2019, the Chairman met on a regular basis with core supervisory authorities in all major regions where UBS is active. Meetings with important supervisory authorities in other regions were scheduled on an ad hoc or needs-driven basis.

Roles and responsibilities of the Vice Chairmen and the Senior Independent Director

The BoD appoints one or more Vice Chairmen and a Senior Independent Director. If the BoD appoints more than one Vice Chairman, one of them must be independent. Both the Vice Chairman and the Senior Independent Director support the Chairman with regard to his responsibilities and authorities and provide him with advice. In conjunction with the Chairman and the Governance and Nominating Committee, they facilitate good Group-wide corporate governance, as well as balanced leadership and control within the Group, the Board and the committees. David Sidwell has been appointed as Vice Chairman and Senior Independent Director. The Vice Chairman is required to lead and has led meetings of the BoD in the temporary absence of the Chairman. Together with the Governance and Nominating Committee, he is tasked with the ongoing monitoring and the annual evaluation of the Chairman. Furthermore, he represents UBS on behalf of the Chairman in meetings with internal or external stakeholders. The Senior Independent Director enables and supports communication and the flow of information among the independent BoD members. At least twice a year, he organizes and leads a meeting of the independent BoD members without the participation of the Chairman. In 2019, two independent BoD meetings were held for UBS Group AG and UBS AG, with an average participation rate of 77% and an average duration of approximately 160 minutes. The Senior Independent Director also relays to the Chairman any issues or concerns raised by the independent BoD members and acts as a point of contact for shareholders and stakeholders seeking discussions with an independent BoD member.

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

Our Organization Regulations require three-quarters of the UBS Group AG BoD members and one-third of those at UBS AG to be independent. For this purpose, independence is determined in accordance with the FINMA Circular 2017/1 “Corporate governance – banks” and the NYSE rules.

In 2019, our BoD met the standards of the Organization Regulations for the percentage of directors that are considered independent under the criteria described above. Since our Chairman is employed full-time by UBS Group AG, he is not considered independent. No other BoD member has a significant business connection to UBS or any of its subsidiaries.

All relationships and transactions with UBS Group AG’s independent BoD members are conducted in the ordinary course of business and are on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. All relationships and transactions with BoD members’ associated companies are conducted at arm’s length.

→   Refer to “Note 35 Related parties” in the “Consolidated financial statements” section on page 467 of this report for more information

Checks and balances: Board of Directors and Group Executive Board

We operate under a strict dual board structure, as mandated by Swiss banking law. The separation of responsibilities between the BoD and the GEB is clearly defined in the Organization Regulations. The BoD decides on the strategy of the Group upon recommendations by the Group CEO and exercises ultimate supervision over management, whereas the GEB, headed by the Group CEO, has executive management responsibility. The functions of Chairman of the BoD and Group CEO are assigned to two different people, leading to a separation of power. This structure establishes checks and balances and preserves the institutional independence of the BoD from the day-to-day management of the Group, for which responsibility is delegated to the GEB, under the leadership of the Group CEO. No member of one board may simultaneously be a member of the other.

Supervision and control of the GEB remains with the BoD. The authorities and responsibilities of the two bodies are governed by the Articles of Association and the Organization Regulations.

Skills, expertise and training of the Board of Directors

The BoD is composed of members with a broad spectrum of skills, educational backgrounds, experience and expertise from a range of sectors that reflect the nature and scope of the firm’s business. With a view to recruiting needs, the Governance and Nominating Committee uses a competencies and experience matrix as a tool to identify any gaps in the competencies considered most relevant to the BoD, taking into consideration the firm’s business exposure, risk profile, strategy and geographic reach.

We asked our BoD members to rate their four key competencies from the following nine categories and to rate one of the two categories indicating the experience in a held senior position:

Key competencies

–   banking (wealth management, asset management, personal and corporate banking; insurance)

–   investment banking, capital markets

–   finance, audit, accounting

–   risk management

–   human resources management, including compensation

–   legal, compliance

–   technology, cybersecurity

–   regulatory authority, central bank

–   environment, social and governance (ESG)

Leadership experience

–   experience as chief executive officer or chairman

–   executive board leadership experience (e.g., as chief financial officer, chief risk officer or chief operating officer of a listed company)

The Governance and Nominating Committee reviews these categories and ratings annually to confirm that the BoD continues to possess the most relevant experience and competencies to perform BoD duties.

For 2019, competencies in all 11 categories were represented in our BoD. Particularly strong levels of experience and expertise existed in these areas:

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

→   Refer to “Risk governance” in the “Risk management and control” section on page 109 of this report for information about our risk governance framework

Corporate governance and compensation
Corporate governance

Succession planning

Succession planning is one of the key responsibilities of both the BoD and the GEB. Across all divisions and regions, an inclusive talent development and succession planning process is in place that is intended to foster the personal development and Group-wide mobility of our employees. While the recruiting process for BoD and GEB members takes into account a broad spectrum of factors, such as skills, backgrounds, experience and expertise, our approach with regard to diversity considerations does not constitute a diversity policy within the meaning of the EU Directive on Non-Financial Reporting and Swiss law does not require UBS to maintain such a policy.

The succession plans for the GEB and the management layer below are managed under the lead of the Group CEO. The BoD reviews and approves the succession plans of the GEB.

For the BoD, the Chairman leads a systematic succession planning process as illustrated in the chart below.

Our strategy and the business environment constitute the main drivers in our succession planning process for new BoD members, as they define the key competencies required on the BoD. Taking diversity and tenure of the existing BoD composition into account, the Governance and Nominating Committee defines the recruiting profile for the search. Both external and internal sources contribute to identifying suitable candidates. The Chairman and the members of the Governance and Nominating Committee meet with potential candidates and, with the support of the full BoD, nominations are submitted to the AGM for approval. New BoD members follow an in-depth onboarding process that is designed to enable them to integrate efficiently and become effective in their new role. As a result of this succession planning process, the composition of the BoD is in line with the demanding requirements of a leading global financial services firm.

Information and control instruments with regard to the Group Executive Board

The BoD is kept informed of the activities of the GEB in various ways, including regular meetings between the Chairman, the Group CEO and GEB members. The Group CEO and other GEB members also participate in BoD meetings to update its members on all significant issues. Furthermore, the BoD receives comprehensive reports on a regular basis, covering financial, capital, funding, liquidity, regulatory, compliance and legal developments, as well as performance against plan and forecasts for the remainder of the year. For important developments, BoD members are also updated by the GEB in between meetings. In addition, the Chairman receives the meeting material and minutes of the GEB meetings.

BoD members may request from other BoD or GEB members any information about matters concerning the Group that they require in order to fulfill their duties. When these requests are raised outside of BoD meetings, such requests must be routed through the Group Company Secretary and addressed to the Chairman.

The BoD is supported in discharging its governance responsibilities by Group Internal Audit (GIA), which assesses the reliability of financial and operational information and the effectiveness of processes for compliance with legal, regulatory and statutory requirements.

The Head GIA reports directly to the Chairman. In addition, GIA has a functional reporting line to the Audit Committee in accordance with its responsibilities as set forth in our Organization Regulations. The Audit Committee monitors and assesses the effectiveness, independence and performance of the Head GIA and GIA, approves GIA’s audit plan and objectives for the year and monitors GIA’s discharge of these objectives.

The committee is also in regular contact with the Head GIA. GIA issues quarterly reports that provide: a broad overview of significant audit results and key issues; control themes and trends based on individual audit results; continuous risk assessment; and assurance results. The reports are provided to the Chairman of the BoD, the members of the Audit and the Risk Committees, the GEB and other stakeholders. Furthermore, GIA issues an annual activity report providing an assessment of its activities, processes, audit plan and resourcing requirements and other important developments affecting GIA. The activity report is provided to the Chairman of the BoD and to the Audit Committee, and is an element for their assessment of GIA’s effectiveness.

→   Refer to “Group Internal Audit” in this section for more information

→   Refer to “Internal risk reporting” in the “Risk management and control” section on page 115 of this report for information about reporting to the BoD

Group Executive Board

The Board of Directors (the BoD) delegates the management of the business to the Group Executive Board (the GEB).

Responsibilities, authorities and organizational principles of the Group Executive Board

The GEB, under the leadership of the Group CEO, is comprised of 13 members. It has executive management responsibility for the steering of the Group and its business and assumes overall responsibility for developing and implementing the strategies of the Group, business divisions and Group functions as approved by the BoD. The GEB is also the risk council of the Group, with overall responsibility for establishing and supervising the implementation of risk management and control principles, as well as for managing the risk profile of the Group, as determined by the BoD and the Risk Committee.

At UBS AG management of the business is also delegated, and its Executive Board, under the leadership of its President, has executive management responsibility for UBS AG and its business. All members of the GEB are also members of UBS AG’s Executive Board, with the exception of Axel P. Lehmann, as President UBS Switzerland AG.

In 2019,  the GEB held 29 meetings for UBS Group AG and for UBS AG. Of these, five were strategy workshops and seven were supplementary meetings dedicated to risk remediation oversight. In addition, four standalone Executive Board meetings were held for UBS AG.

→   Refer to the Organization Regulations of UBS Group AG, available at www.ubs.com/governance,  for more information about the authorities of the Group Executive Board

Members of the Group Executive Board

On 29 August 2019, we announced that Suni Harford and Iqbal Khan were to join the GEB. Suni Harford, former internal Head Investments in Asset Management, was to succeed Ulrich Körner as President Asset Management. Iqbal Khan, formerly an executive board member at Credit Suisse, was to succeed Martin Blessing as Co-President Global Wealth Management, alongside Tom Naratil. Martin Blessing and Ulrich Körner stepped down from the GEB. The biographies of Martin Blessing and Ulrich Körner can be found on pages 240 and 242 of the UBS Group AG Annual Report 2018 at www.ubs.com/annualreport. Group Chief Operating Officer Sabine Keller-Busse was given the additional role of President UBS Europe, Middle East and Africa. These changes were effective as per 1 October 2019.

On 19 February 2020, the Board of Directors appointed Ralph Hamers as the new Group CEO, succeeding Sergio P. Ermotti effective 1 November 2020. Mr. Hamers will join UBS as a member of the Group Executive Board on 1 September 2020.

The biographies on the following pages provide information about the GEB members in office as at 31 December 2019. In addition to information on mandates, the biographies include memberships and other activities or functions, as required by the SIX Swiss Exchange Corporate Governance Directive.

In line with Swiss law, article 36 of UBS Group AG’s Articles of Association limits the number of mandates that GEB members may hold outside the UBS Group to one board membership in a listed company and five additional mandates in non-listed companies. Mandates in companies that are controlled by UBS or that control UBS are not subject to this limitation. In addition, GEB members may not hold more than 10 mandates at a time at the request of the company and eight mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. On 31 December 2019, no member of the GEB reached the aforementioned thresholds.

Responsibilities and authorities of the Group Asset and Liability Committee

The Group Asset and Liability Committee (the Group ALCO), established by the GEB, is responsible for supporting the GEB in its responsibility to promote the usage of the Group’s assets and liabilities in line with the Group’s strategy, regulatory commitments and the interests of shareholders and other stakeholders. The Group ALCO proposes the framework for capital management, capital allocation, funding and liquidity risk, and proposes limits and targets for the Group to the BoD for approval. It oversees the balance sheet management of the Group, its business divisions and Corporate Center. The Organization Regulations additionally specify which powers of the GEB are delegated to the Group ALCO. In 2019, the Group ALCO held 10 meetings for UBS Group AG. At the same time, 10 meetings were held by the Asset and Liability Committee of UBS AG, a committee responsible for managing UBS AG’s assets and liabilities in line with the UBS AG and Group strategy and regulatory requirements.

Management contracts

We have not entered into management contracts with any companies or natural persons that do not belong to the Group.

Corporate governance and compensation
Corporate governance

Sergio P. Ermotti

Group Chief Executive Officer

Year of initial appointment

UBS: 2011 (UBS Group AG: 2014, UBS AG: 2011)

Year of birth | Nationality

1960 | Swiss

Professional history and education

Sergio P. Ermotti has been Group Chief Executive Officer of UBS Group AG since 2014, having held the same position at UBS AG since 2011. Mr. Ermotti became a member of the GEB in 2011 and was Chairman and CEO of UBS Group Europe, Middle East and Africa before taking over as Group CEO. From 2007 to 2010, he was Group Deputy Chief Executive Officer at UniCredit, and was responsible for the strategic business areas of Corporate and Investment Banking, and Private Banking. He joined UniCredit in 2005 as Head of the Markets & Investment Banking Division. His career began at Merrill Lynch in 1987, where he held various positions within equity derivatives and capital markets until 2003. In his last two years there, he served as Co-Head of Global Equity Markets and as a member of the Executive Management Committee for Global Markets & Investment Banking. Mr. Ermotti is a Swiss-certified banking expert and is a graduate of the Advanced Management Program at Oxford University.

Other activities and functions

–  Member of the Board of UBS Switzerland AG

–  Chairman of the Board of UBS Optimus Foundation

–  Chairman of the Fondazione Ermotti, Lugano

–  Member of the Board of the Swiss-American Chamber of Commerce

–  Member of the Board of the Global Apprenticeship Network

–  Member of the Institut International d’Etudes Bancaires

–  Member of the Saïd Business School Global Leadership Council, University of Oxford

Christian Bluhm

Group Chief Risk Officer

Year of initial appointment

UBS: 2016

Year of birth | Nationality

1969 | German

Professional history and education

Christian Bluhm became a member of the GEB and was appointed Group Chief Risk Officer of UBS Group AG and UBS AG in 2016. He joined UBS from FMS Wertmanagement, where he had been Chief Risk & Financial Officer since 2010 and Spokesman of the Executive Board from 2012 to 2015. From 2004 to 2009, he worked for Credit Suisse, where he was Managing Director responsible for Credit Risk Management in Switzerland and Private Banking worldwide. Mr. Bluhm was Head of Credit Portfolio Management until 2008 and then Head of Credit Risk Management Analytics & Instruments after the financial crisis in 2008. From 2001 to 2004, he worked for Hypovereinsbank in Munich in Group Credit Portfolio Management, heading a team that specialized in Structured Finance Analytics. Before starting his banking career with Deutsche Bank in Credit Risk Management in 1999, he worked as a postdoctoral fellow at Cornell University and as a scientific assistant at the University of Greifswald. Mr. Bluhm holds a degree in mathematics and informatics from the University of Erlangen-Nuremberg and received his PhD in mathematics from the same university in 1996.

Other activities and functions

–  Member of the Board of UBS Switzerland AG

–  Chairman of the Foundation Board – International Financial Risk Institute

Markus U. Diethelm

Group General Counsel

Year of initial appointment

UBS: 2008 (UBS Group AG: 2014, UBS AG: 2008)

Year of birth | Nationality

1957 | Swiss

Professional history and education

Markus U. Diethelm has been Group General Counsel of UBS Group AG since 2014, having held the same position at UBS AG since 2008, when he became a member of the GEB. He was a member of the Executive Board of UBS Business Solutions AG from 2015 to 2016. From 1998 to 2008, he served as Group Chief Legal Officer at Swiss Re, and he was appointed to that company’s Group Executive Board in 2007. Prior to that, he was with Los Angeles-based law firm Gibson, Dunn & Crutcher and focused on corporate matters, securities transactions, litigation and regulatory investigations while working out of the firm’s Brussels and Paris offices. From 1989 to 1992, he practiced at Shearman & Sterling in New York, specializing in mergers and acquisitions. In 1988, he worked at Paul, Weiss, Rifkind, Wharton & Garrison in New York. After starting his career in 1983 with Bär & Karrer, he served as a law clerk at Uster District Court in Switzerland from 1984 to 1985. Mr. Diethelm holds a law degree from the University of Zurich and a master’s degree and a PhD from Stanford Law School. He is a qualified attorney-at-law admitted to the bar in Zurich, Geneva and in New York State.

Other activities and functions

–  Chairman of the Swiss-American Chamber of Commerce’s legal committee

–  Chairman of the Swiss Advisory Council of the American Swiss Foundation

–  Member of the Foundation Council of the UBS International Center of Economics in Society

–  Member of the Supervisory Board of the Fonds de Dotation LUMA / Arles

Corporate governance and compensation
Corporate governance

Kirt Gardner

Group Chief Financial Officer

Year of initial appointment

UBS: 2016

Year of birth | Nationality

1959 | American (US)

Professional history and education

Kirt Gardner became a member of the GEB and was appointed Group Chief Financial Officer of UBS Group AG and UBS AG in 2016. He was CFO Wealth Management from 2013 to 2015. Prior to that, he held a number of leadership positions at Citigroup, including CFO and Head of Strategy within Global Transaction Services from 2010 to 2013, Head of Strategy, Planning and Risk Strategy for the Corporate and Institutional Division from 2006 to 2010 and Head of Global Strategy and Cost Management for the Consumer Bank from 2004 to 2006. Prior to that, Mr. Gardner held the position of Global Head of Financial Services Strategy for BearingPoint, for which he worked in Asia and New York for four years. From 1994 to 2000, he was Managing Director at Barents Group, working in the US, Asia, Latin America and Europe. Mr. Gardner holds a bachelor’s degree in economics from Williams College, a master’s degree from the University of Pennsylvania and an MBA in finance from Wharton School.

Other activities and functions

–  Member of the Board of UBS Business Solutions AG

Suni Harford

President Asset Management

Year of initial appointment

UBS: 2019

Year of birth | Nationality

1962 | American (US)

Professional history and education

Suni Harford became a member of the GEB and was appointed President Asset Management of UBS Group AG and UBS AG in October 2019. She has been with UBS since 2017 and joined as Group Managing Director and Head Investments in the Asset Management business division. Before joining UBS, Ms. Harford worked for almost 25 years at Citigroup Inc. in various senior management positions: she was Regional Head of Markets for North America from 2008 to 2017, with responsibility for sales, trading, origination and research across all fixed income, currencies, commodities, equities and municipal businesses. She was also a member of Citi’s Pension Plan Investment Committee and a Director on the Board of Citibank Canada. From 2004 to 2008, Ms. Harford was Global Head of Fixed Income Research and, from 1995 to 2004, Co-Head Debt Capital Markets, Origination, Financial Institutions Group. She started her career as an investment banker at Merrill Lynch & Co in 1988. Ms. Harford holds an MBA from Tuck School of Business at Dartmouth and a bachelor’s degree in physics and mathematics from Denison University, Ohio.

Other activities and functions

–  Chairman of the Board of Directors of UBS Asset Management AG

–  Member of the Leadership Council of the Bob Woodruff Foundation

–  Member of the Board of UBS Optimus Foundation

Robert Karofsky

Co-President Investment Bank

Year of initial appointment

UBS: 2018

Year of birth | Nationality

1967 | American (US)

Professional history and education

Robert Karofsky is Co-President Investment Bank at UBS Group AG and UBS AG and became a member of the GEB in October 2018. He joined UBS in 2014 as Global Head Equities and has been President UBS Securities LLC since 2015. From 2011 to 2014, he was Global Head of Equity Trading at AllianceBernstein. He began his career at Morgan Stanley in 1994 and joined Deutsche Bank as Head of North American Equities in 2005, later taking over as Co-Head of Global Equities from 2008 to 2010. Mr. Karofsky holds a bachelor’s degree in economics from Hobart and William Smith Colleges and an MBA in finance and statistics from the University of Chicago’s Booth School of Business.

Other activities and functions

–  Member of the Board of UBS Securities LLC

–  Trustee of the UBS Americas Inc. Political Action Committee

Sabine Keller-Busse

Group Chief Operating Officer and
President UBS Europe, Middle East and Africa

Year of initial appointment

UBS: 2016

Year of birth | Nationality

1965 | Swiss and German

Professional history and education

Sabine Keller-Busse was appointed Group Chief Operating Officer of UBS Group AG and UBS AG as well as President of the Executive Board of UBS Business Solutions AG in 2018. In addition, she was appointed President UBS Europe, Middle East and Africa in October 2019. She was Group Head Human Resources from 2014 to 2017. Ms. Keller-Busse became a member of the GEB in 2016. Having joined UBS in 2010, she served as Chief Operating Officer UBS Switzerland until 2014. Prior to that, she led Credit Suisse’s Private Clients Region Zurich division for two years. From 1995 to 2008, she worked for McKinsey & Company, where she was a Partner from 2002. Ms. Keller-Busse holds a PhD and a master’s degree, both in business administration, from the University of St. Gallen.

Other activities and functions

–  Member of the Supervisory Board of UBS Europe SE

–  Member of the Board of UBS Business Solutions AG

–  Vice-Chairman of the Board of Directors of SIX Group (Chairman of the nomination & compensation committee)

–  Member of the Foundation Board of the UBS Pension Fund

–  Member of the Board of the University Hospital Zurich Foundation

Corporate governance and compensation
Corporate governance

Iqbal Khan

Co-President Global Wealth Management

Year of initial appointment

UBS: 2019

Year of birth | Nationality

1976 | Swiss

Professional history and education

Iqbal Khan became a member of the GEB and was appointed Co-President Global Wealth Management of UBS Group AG and UBS AG in October 2019. Mr. Khan joined UBS from Credit Suisse, where he was CEO International Wealth Management from 2015 to 2019 and CFO Private Banking & Wealth Management from 2013 to 2015. Prior to that, he worked for Ernst & Young (EY), Switzerland, which he joined in 2001. At EY he was Managing Partner Assurance and Advisory Services – Financial Services, as well as being a member of the Swiss management committee from 2011 to 2013. Before that, from 2009 to 2011, he held the position of Industry Lead Partner Banking and Capital Markets, Switzerland and EMEA Private Banking. Mr. Khan holds an Advanced Master of International Business Law degree (LLM) from the University of Zurich. In addition, he is a Certified International Investment Analyst, a Swiss Certified Public Accountant and a Swiss Certified Trustee.

Other activities and functions

–  Member of the Board of Room to Read Switzerland

Edmund Koh

President UBS Asia Pacific

Year of initial appointment

UBS: 2019

Year of birth | Nationality

1960 | Singaporean

Professional history and education

Edmund Koh became a member of the GEB and was appointed President UBS Asia Pacific at UBS Group AG and UBS AG in January 2019. He was Head Wealth Management Asia Pacific from 2016 to 2018 and Country Head Singapore from 2012 to 2018. Mr. Koh has more than 30 years’ experience in senior roles in financial services. He joined UBS in 2012 as Head Wealth Management South East Asia and Asia Pacific Hub and Country Head Singapore from Taiwan-based Ta Chong Bank, where he served as President and Director from 2008 to 2011. From 2001 to 2008, Mr. Koh was Managing Director and Regional Head Consumer Banking of DBS Bank in Singapore. In 2001, he became CEO of Alverdine Pte Ltd and two years earlier he held the same position for Prudential Assurance, both companies based in Singapore. Mr. Koh holds a bachelor of science degree in psychology from the University of Toronto.

Other activities and functions

–  Member of the Wealth Management Institute at Nanyang Technological University, Singapore

–  Member of the Singapore Ministry of Finance’s Committee on the Future Economy Sub-Committee

–  Member of the Financial Centre Advisory Panel

–  Member of the Board of Next50 Limited

–  Trustee of the Cultural Matching Fund

–  Member of the Board of Medico Suites (S) Pte Ltd

–  Member of the Board of Medico Republic (S) Pte Ltd

–  Council member of the Asian Bureau of Finance and Economic Research

Axel P. Lehmann

President Personal & Corporate Banking and President UBS Switzerland

Year of initial appointment

UBS: 2016 (UBS Group AG: 2016, UBS AG: 2016-2017)

Year of birth | Nationality

1959 | Swiss

Professional history and education

Axel P. Lehmann was appointed President Personal & Corporate Banking at UBS Group AG and President UBS Switzerland in 2018, in addition to taking over as President of the Executive Board of UBS Switzerland AG. He became a member of the GEB and was appointed Group Chief Operating Officer of UBS Group AG and UBS AG in 2016. He was a member of the BoD of UBS AG from 2009 to 2015 and of UBS Group AG from 2014 to 2015. Mr. Lehmann became a member of the group executive committee of Zurich Insurance Group in 2002, holding various management positions, including CEO for the European and North America businesses. From 2008 to 2015, he was Chief Risk Officer with additional responsibilities for Group IT, Regional Chairman for Europe, Middle East and Africa as well as Chairman for Farmers Group Inc. In 2001, he was appointed CEO for Northern, Central and Eastern Europe and Zurich Group Germany, having served as a member of the company’s Group Management Board since 2000 with responsibility for group-wide business development functions. In 1996, he joined Zurich as a member of the Executive Committee Switzerland, and previously, he was Head of Corporate Planning and Controlling at SwissLife, Vice President of the Institute of Insurance Economics and a visiting professor at Bocconi University in Milan. Mr. Lehmann holds a PhD and a master’s degree in business administration and economics from the University of St. Gallen. He is also a graduate of the Advanced Management Program of the Wharton School.

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

–  Member of the Board and Board Committee, Zurich Chamber of Commerce

–  Member of the Swiss-American Chamber of Commerce Chapter Doing Business in USA

Tom Naratil

Co-President Global Wealth Management and President UBS Americas

Year of initial appointment

UBS: 2011 (UBS Group AG: 2014, UBS AG: 2011)

Year of birth | Nationality

1961 | American (US)

Professional history and education

Tom Naratil became Co-President Global Wealth Management at UBS Group AG and UBS AG as well as CEO of UBS Americas Holding LLC in 2018. He was appointed President UBS Americas at UBS Group AG and UBS AG in 2016 and served as President Wealth Management Americas from 2016 to 2018. He became a member of the GEB in 2011 and was Group CFO of UBS AG from 2011 to 2015. He held the same position for UBS Group AG from 2014 to 2015. In addition to the role of Group CFO, he was Group Chief Operating Officer from 2014 to 2015. Mr. Naratil was President of the Executive Board of UBS Business Solutions AG from 2015 to March 2016. He served as CFO and Chief Risk Officer of Wealth Management Americas from 2009 until his appointment as Group CFO in 2011. Before 2009, he held various senior management positions within UBS, including heading the Auction Rate Securities Solutions Group during the financial crisis in 2008. Mr. Naratil was named Global Head of Marketing, Segment & Client Development in 2007, Global Head of Market Strategy & Development in 2005, and Director of Banking and Transactional Solutions, Wealth Management USA, in 2002. During this time, he was a member of the Group Managing Board. He joined Paine Webber Incorporated in 1983 and after the merger with UBS became Director of the Investment Products Group. Mr. Naratil holds an MBA in economics from New York University and a bachelor’s degree in history from Yale University.

Other activities and functions

–  Member of the Board of UBS Americas Holding LLC

–  Member of the Board of the American Swiss Foundation

–  Member of the Board of Consultors for the College of Nursing at Villanova University

Corporate governance and compensation
Corporate governance

Piero Novelli

Co-President Investment Bank

Year of initial appointment

UBS: 2018

Year of birth | Nationality

1965 | Italian

Professional history and education

Piero Novelli is Co-President Investment Bank at UBS Group AG and UBS AG and became a member of the GEB in October 2018. He was appointed Co-Executive Chairman Global Investment Banking, Corporate Client Solutions in 2017 and in 2016 became sole Global Head Advisory Services including Global Mergers and Acquisitions (M&A). Mr. Novelli rejoined UBS in 2013 as Chairman Global M&A and Group Managing Director. From 2011 to 2012, he was Global Co-Head of M&A at Nomura, having worked as Global Head M&A at UBS between 2004 and 2009. Before that he worked for Merrill Lynch and held the position of Head of European M&A and Head of European Industrials. Mr. Novelli holds a master‘s degree in management from the MIT Sloan School of Management and a master’s degree in mechanical engineering from Università degli Studi di Roma.

Other activities and functions

None

Markus Ronner

Group Chief Compliance and Governance Officer

Year of initial appointment

UBS: 2018

Year of birth | Nationality

1965 | Swiss

Professional history and education

Markus Ronner is Group Chief Compliance and Governance Officer at UBS Group AG and UBS AG and became a member of the GEB in November 2018. In this role, he is responsible at the Group level for compliance and operational risk control, governmental and regulatory affairs as well as investigations and governance matters. He became Head Group Regulatory and Governance in 2012. During his 38 years with UBS, Mr. Ronner has held various positions across the bank, including: Group-wide program manager “too big to fail” (2011–2013); Chief Operating Officer (COO) Wealth Management & Swiss Bank (2010–2011); Head Products and Services of Wealth Management & Swiss Bank (2009–2010); COO Asset Management (2007–2009); and Head Group Internal Audit (2001–2007). Mr. Ronner joined the firm as an apprentice in 1981 and holds a Swiss Banking Diploma.

Other activities and functions

None

Change of control and defense measures

Our Articles of Association do not provide any measures for delaying, deferring or preventing a change of control.

Duty to make an offer

Pursuant to the Swiss Financial Market Infrastructure Act, an investor who has acquired more than 33 1⁄3% of all voting rights of a company listed in Switzerland (whether directly, indirectly or in concert with third parties), whether such rights are exercisable or not, is required to submit a takeover offer for all listed shares outstanding. We have not elected to change or opt out of this rule.

Clauses on change of control

Neither the employment agreement with the Chairman of the BoD nor any employment contracts with the GEB members or employees holding key functions within the company (Group Managing Directors) contain change of control clauses.

All employment contracts with GEB members stipulate a notice period of six months. During the notice period, GEB members are entitled to their salaries and the continuation of existing employment benefits and may be eligible to be considered for a discretionary performance award based on their contribution during their tenure.

In case of a change of control, we may, at our discretion, accelerate the vesting of and/or relax applicable forfeiture provisions of employees’ awards.

→   Refer to the “Compensation” section of this report on page 242 for more information

Corporate governance and compensation
Corporate governance

Auditors

Audit is an integral part of corporate governance. While safeguarding their independence, the external auditors closely coordinate their work with Group Internal Audit. The Audit Committee and, ultimately, the Board of Directors (BoD) supervise the effectiveness of audit work.

→    Refer to “Board of Directors” in this section for more information about the Audit Committee

External independent auditors

The Annual General Meeting (the AGM) in 2019  re-elected Ernst & Young Ltd (EY) as auditors for the Group for a one-year term of office. EY assumes virtually all auditing functions according to laws, regulatory requests and the Articles of Association. The EY lead partner in charge of the Group financial audit since 2015 has been Marie-Laure Delarue. Due to a five-year rotation requirement, she will be succeeded in 2020 by Bob Jacob. Since 2016, Ira S. Fitlin has been the co-signing partner for the financial statement audit, with an incumbency limit of seven years. Patrick Schwaller has been the Lead Auditor to the Swiss Financial Market Supervisory Authority (FINMA) since 2015, with an incumbency limited to six years because of prior audit service to the Group in another role. Daniel Martin has been the co-signing partner for the FINMA audit since 2019, with an incumbency limit of seven years.

During 2019, the Audit Committee held eight meetings and three calls with the external auditors. The Audit Committee assesses the performance, effectiveness and independence of the external auditors on an annual basis. The assessment is based on interviews with senior management as well as survey feedback from stakeholders across the Group. Assessment criteria include quality of service delivery, quality and competence of the audit team, value added as part of the audit, insightfulness and the overall relationship with EY. Based on its own analysis and the assessment results, the Audit Committee concluded that EY’s audit has been effective.

Special auditors for potential capital increases

At the AGM on 3 May 2018, BDO AG was reappointed as special auditors for a three-year term of office. Special auditors provide audit opinions in connection with potential capital increases independently from other auditors.

Fees paid to external independent auditors

The fees (including expenses) paid to EY are set forth in the table below. In addition, EY received USD 30.2 million in 2019  (USD 30.3 million in 2018) for services performed on behalf of our investment funds, many of which have independent fund boards or trustees.

Audit work includes all services necessary to perform the audit for the Group in accordance with applicable laws and generally accepted auditing standards, as well as other assurance services that conventionally only the auditor can provide. These include statutory and regulatory audits, attestation services and the review of documents to be filed with regulatory bodies. The additional services classified as audit in 2019  included several engagements for which EY was mandated at the request of FINMA.

Fees paid to external independent auditors
UBS Group AG and its subsidiaries (including UBS AG) paid the following fees (including expenses) to its external independent auditors.

USD thousand	31.12.19	31.12.18

Audit
Global audit fees	52,448	54,716
Additional services classified as audit (services required by law or statute, including work of a non-recurring nature mandated by regulators)	12,808	16,595
Total audit[1]	65,255	71,310

Non-audit
Audit-related fees	8,722	8,711
of which: assurance and attestation services	4,155	5,390
of which: control and performance reports	4,314	3,261
of which: consultation concerning financial accounting and reporting standards	253	60
Tax fees	1,966	1,212
All other fees	2,291	536
Total non-audit[1]	12,978	10,459

1 Total audit and non-audit fees amounted to USD 78,234 thousand for UBS Group AG consolidated as of 31 December 2019 (31 December 2018: USD 81,770 thousand), of which USD 51,926 thousand related to UBS AG consolidated (31 December 2018: USD 56,493 thousand).

Audit-related work comprises assurance and related services that are traditionally performed by the auditor, such as attestation services related to financial reporting, internal control reviews and performance standard reviews, as well as consultation concerning financial accounting and reporting standards.

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

The Audit Committee has delegated preapproval authority to its Chairperson. The Group Chief Financial Officer and the Group Controller and Chief Accounting Officer submit all proposals for services by EY to the Chairperson of the Audit Committee for approval, unless there is an agreed preapproval in place. At each quarterly meeting, the Audit Committee is informed of the approvals granted by its Chairperson and of services authorized under blanket preapprovals.

Group Internal Audit

Group Internal Audit (GIA) performs the internal auditing function for the Group, and in 2019 operated with an average headcount of 539 full-time equivalent employees. It is an independent and objective function that supports the Group in achieving its strategic, operational, financial and compliance objectives, and the BoD in discharging its governance responsibilities.

To support the achievement of UBS’s objectives, GIA independently, objectively and systematically assesses the:

(i)      soundness of the Group’s risk and control culture;

(ii)     reliability and integrity of financial and operational information, including whether activities are properly, accurately and completely recorded, and the quality of underlying data and models; and

(iii)    design, operating effectiveness and sustainability of:

–     processes to define strategy and risk appetite, as well as the overall adherence to the approved strategy;

–     governance processes;

–     risk management, including whether risks are appropriately identified and managed;

–     internal controls, specifically whether they are commensurate with the risks taken;

–     remediation activities; and

–     processes to comply with legal and regulatory requirements, internal policies, and the Group's constitutional documents and contracts.

Audit reports that include significant issues are provided to the Group CEO, relevant GEB members and other responsible management. The Chairman, the Audit Committee and the Risk Committee of the BoD are also regularly informed of such issues.

In addition, GIA reviews whether issues with moderate to significant impact have been successfully remediated. This responsibility applies to issues identified by all sources: business management (first line of defense), control functions (second line of defense), GIA (third line of defense), external auditors and regulators. GIA also cooperates closely with risk control functions and internal and external legal advisors on investigations into major control issues.

To maximize GIA’s independence from management, the Head GIA reports to the Chairman of the BoD and to the Audit Committee, which assesses annually whether GIA has sufficient resources to perform its function, as well as its independence and performance. In the Audit Committee’s assessment, GIA is sufficiently resourced to fulfill its mandate and complete its auditing objectives. GIA’s role, position, responsibilities and accountability are set out in our Organization Regulations and the Charter for Group Internal Audit, published at www.ubs.com/governance.  The latter also applies to UBS AG’s internal audit function. GIA has unrestricted access to all accounts, books, records, systems, property and personnel, and must be provided with all information and data that it needs to fulfill its auditing responsibilities. GIA also conducts special audits at the request of the Audit Committee, or other BoD members, committees or the Group CEO in consultation with the Audit Committee.

GIA enhances the efficiency of its work through coordination and close cooperation with the external auditors.

Corporate governance and compensation
Corporate governance

Information policy

We provide regular information to our shareholders and to the financial community.

Financial reports for UBS Group AG are expected to be published on the following dates:

First quarter 2020	28 April 2020
Second quarter 2020	21 July 2020
Third quarter 2020	20 October 2020

The Annual General Meetings of shareholders of UBS Group AG will take place on the following dates:

2020	29 April 2020
2021	28 April 2021

→   Refer to the corporate calendar at www.ubs.com/investors  for future financial report publication and other key dates, including UBS AG’s financial report publication dates

We meet with institutional investors worldwide throughout the year and regularly hold results presentations, attend and present at investor conferences, and, from time to time, host investor days. When appropriate, investor meetings are hosted by senior management and are attended by members of our Investor Relations team. We use various technologies, such as webcasting, audio links and cross-location videoconferencing, to widen our audience and maintain contact with shareholders globally.

We make our publications available to all shareholders simultaneously to provide them with equal access to our financial information.

Shareholders can download all our financial publications at www.ubs.com/investors. Shareholders may opt to receive a printed copy of our annual report or our annual review, which reflects on specific initiatives and achievements of the Group and provides an overview of the Group’s activities during the year, as well as key financial information.

→   Refer to www.ubs.com/investors  for a complete set of published reporting documents and a selection of senior management industry conference presentations

→   Refer to the “Information sources” section on page 732 of this report for more information

→   Refer to “Corporate information” and “Contacts” in the introductory part of this report for more information

Financial disclosure principles

We fully support transparency, and consistent and informative disclosure. We aim to communicate our strategy and results in a manner that allows stakeholders to gain a good understanding of how our Group works, what our growth prospects are, and the risks that our businesses and our strategy entail. We assess feedback from analysts and investors on a regular basis and, where appropriate, reflect this in our disclosures. To continue achieving these goals, we apply the following principles in our financial reporting and disclosure:

–   transparency  that enhances the understanding of economic drivers and builds trust and credibility;

–   consistency  within each reporting period and between reporting periods;

–   simplicity  that allows readers to gain a good understanding of the performance of our businesses;

–   relevance  by focusing not only on what is required by regulation or statute but also on what is relevant to our stakeholders; and

–   best practice that leads to improved standards.

Consistent with our financial reporting and disclosure principles, we continue to benchmark disclosures in our financial reports against recommendations issued by the Financial Stability Board’s Enhanced Disclosure Task Force in 2012. We regard the improvement of our disclosures as an ongoing commitment.

Financial reporting policies

We report our Group’s results for each financial quarter, including a breakdown of results by business division and disclosures or key developments relating to risk management and control, capital, liquidity and funding management. Each quarter, we publish quarterly financial reports for UBS Group AG, on the same day as the earnings releases.

The consolidated financial statements of UBS Group AG and UBS AG are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

→   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section on page 311 of this report for more information about the basis of accounting

We are committed to maintaining the transparency of our reported results and to allowing analysts and investors to make meaningful comparisons with prior periods. If there is a major reorganization of our business divisions or if changes to accounting standards or interpretations lead to a material change in the Group’s reported results, our results are restated for previous periods as required by applicable accounting standards. These restatements show how our results would have been reported on the new basis and provide clear explanations of all relevant changes.

US disclosure requirements

As a foreign private issuer, we must file reports and other information, including certain financial reports, with the US Securities and Exchange Commission (the SEC) under the US federal securities laws. We file an annual report on Form 20-F and furnish our quarterly financial reports and other material information under cover of Form 6-K to the SEC. These reports are available at www.ubs.com/investors  and on the SEC’s website at www.sec.gov.

An evaluation was carried out, under the supervision of management, including the Group CEO, the Group CFO and the Group Controller and Chief Accounting Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a–15e) under the US Securities Exchange Act of 1934. Based on that evaluation, the Group CEO and the Group CFO concluded that our disclosure controls and procedures were effective as of 31 December 2019. No significant changes have been made to our internal controls or to other factors that could significantly affect these controls subsequent to the date of their evaluation.

→   Refer to the “Consolidated financial statements” section on page 289 of this report for more information

Advisory vote

Compensation

Julie G. Richardson

Chair of the

Compensation Committee

of the Board of Directors

Dear Shareholders,

The Board of Directors and I wish to thank you for your support once again at last year’s Annual General Meeting (AGM) and for sharing your views on our compensation practices over the past year.

Throughout 2019, the BoD Compensation Committee continued to oversee compensation and ensure that reward reflects performance, appropriate risk-taking and supports the alignment of employee interests with those of our shareholders. As the new Chair of the Compensation Committee, I am pleased to present our Compensation Report for 2019.

Shareholder engagement

Over the course of 2019, we continued proactively engaging with shareholders and considered the feedback we received at the 2019 AGM. While shareholders value the consistency of our approach including the long delivery of our deferred compensation over five years, the feedback also highlighted opportunities to further evolve our approach. Our revised compensation framework supports us in achieving our ambitions for the Group and greater alignment with shareholders’ interests.

We conducted a holistic review of all elements of our compensation framework for our employees, most senior leaders including the Group Executive Board (the GEB), the Chairman and independent Board members. We heard feedback requesting stronger alignment and we have taken that feedback seriously. While we have maintained the most important elements of our compensation framework, our review has led to some significant changes, as summarized in the table below and further detailed throughout this report.

Key changes to our compensation framework and related disclosures

Introduction of the Long-Term Incentive Plan

–     Effective for the performance year 2019, we replaced the Equity Ownership Plan (the EOP) with the new equity-based Long-Term Incentive Plan (the LTIP) for our most senior leaders (i.e., Group Executive Board (GEB) members, Group Managing Directors (GMDs) and Group or Divisional Vice Chair role holders). This supports the alignment of compensation with the execution of our strategy, financial performance and long-term growth.

–     The LTIP features an absolute and a relative performance condition based on reported return on CET1 capital (RoCET1) and relative total shareholder return (rTSR) metrics, creating a strong sensitivity of realized compensation to UBS’s financial performance and share price, and supports alignment with shareholders.

–     Achieving the maximum payout under the LTIP requires both a three-year average RoCET1 of 18% and, over a three-year period, for our TSR to outperform the peer index by 25 percentage points.

–     The use of reported RoCET1 as a performance metric supports the focus on ensuring the cost of litigation matters has a direct impact on the compensation awarded and realized by our most senior leaders.

Additional vesting condition in connection with the resolution of the French cross-border matter

–     For the Group CEO and certain other GEB members, the vesting of a portion (30%) of the 2019 LTIP award is, in addition to RoCET1 and rTSR performance conditions, directly linked to the final resolution of the French cross-border matter. This portion is entirely at risk and subject to forfeiture based on the final cost associated with the resolution of the matter. The same vesting condition also applies to a portion of the Chairman’s 2019 share award.

–     This is consistent with our approach to align the interests of management with those of shareholders to resolve this matter in the best interests of all shareholders, even though the underlying issue is a legacy matter.

Rebalancing of fees for members of the Board of Directors

–     Reflecting our holistic review, we have made a number of adjustments that also contribute toward our cost reduction efforts; starting with the current period from the 2019 AGM to the 2020 AGM, the Chairman’s fixed compensation was reduced by 14%.

–     In the same spirit, and effective from the 2020 AGM onward, the BoD will reduce fees for all its members and eliminate the share price discount.

–     The adjustments in Board fees reflect our commitment to sustainable results while maintaining competitive fee levels aligned with the demands on our Board members.

Enhanced disclosure for CEO performance assessment

–     We have enhanced the transparency of the major elements of the performance assessment for the Group CEO.

–     The disclosure brings further clarity on the overall achievement, weighting and the scale of the assessment.

Cornerstones of our compensation framework

Consistent approach to key elements has been maintained

–     Strong alignment between compensation and risk-adjusted financial performance

–     Consideration of behaviors and conduct in performance assessment and compensation

–     High mandatory deferral rates into UBS shares and UBS contingent capital

–     Long deferral periods over five years

–     Forfeiture and clawback provisions

2019 financial highlights and performance award pool

In 2019, we delivered solid financial results in mixed market conditions, demonstrating the strength of our business model. Reported profit before tax was USD 5.6 billion, a decrease of 7% compared with 2018, while adjusted profit before tax decreased slightly to USD 6.0 billion. We maintained our strong capital position with a common equity tier 1 (CET1) capital ratio of 13.7% and a CET1 leverage ratio of 3.9% at year-end, both above our capital guidance. Reported return on CET1 capital was 12.4%. For 2019, the BoD intends to propose a dividend of USD 0.73 per share and we repurchased USD 806 million (CHF 800 million) of UBS shares over the course of the year.

In 2019, interest rate headwinds intensified, global growth slowed and geopolitical concerns persisted, impacting the overall Group results and, consequently, the Group performance award pool. In determining the final pool and consistent with prior years, we have considered a range of factors. These include risk-adjusted profit, returns and capital strength, as well as relative performance, progress on ESG, regulatory and litigation matters, including the impact of the French cross-border matter on the firm and the resulting share price development. The year-on-year development of the performance award pool reflected a reduction beyond that implied by underlying performance.

Based on these considerations, the performance award pool for the Group decreased 14% to USD 2.7 billion (compared with USD 3.1 billion in the prior year). This decrease demonstrates our disciplined approach in managing compensation over business cycles and alignment to shareholder interests, and we believe without significantly impacting our competitive pay position.

The GEB performance award pool, which includes the Group CEO performance award and is part of the Group pool, was CHF 70.3 million, a reduction of 14% on a per capita basis and 4% overall. As a percentage of adjusted Group profit before tax, the GEB performance award pool was 1.2%, well below the cap of 2.5%. The overall pool also reflects the changes in the composition of the GEB, including new GEB members and the elevation of certain roles to the GEB that were previously not included, and therefore the adjustments do not reflect a meaningful change in the total cost to shareholders. These changes were made to optimize our governance structure and execute on our strategic priorities.

2019 compensation philosophy and framework

Our compensation philosophy and framework support the alignment of employee interests with those of our shareholders and clients. The consistency of our approach reinforces our culture of sustainable performance, while also supporting our growth ambitions, sound governance, accountability and appropriate risk-taking. The recognition of behaviors and culture is an important element of our framework. To reinforce the behaviors framework established by the BoD and the GEB, we reward not only what was achieved, but also how those results were achieved. We reward doing the right thing, collaborating across the bank and speaking up to identify opportunities and risks. We penalize instances of behavior that do not reflect our values.

Variable compensation is earned over the performance year and many employees have a significant portion of their annual performance award deferred. We believe UBS has one of the most rigorous deferral regimes in the industry, with a deferral period of up to five years, or longer for certain regulated employees. This long deferral period, in conjunction with our deferred contingent capital (DCCP) awards, has been a cornerstone of our compensation framework to support sustainability. Since 2012, our most senior leaders have received 50% of their performance award in equity, linking a significant portion of compensation to the UBS share price. We have enhanced this feature by adding a connection to rTSR in the new LTIP.

Litigation and regulatory matters, and their resolution and remediation, are taken into consideration in the compensation decision-making process. Share price movements affect all employees receiving deferred equity-based awards. With respect to the performance conditions on LTIP awards, provisions for legal, regulatory and similar matters will directly affect the reported RoCET1 metric and thus also the final vesting amount. This metric accounts for 50% of the final payout under the 2019 LTIP. The use of reported RoCET1 as a performance metric supports the focus on ensuring the cost of litigation matters has a direct effect on the compensation awarded to and realized by our most senior leaders, including the GEB.

Advisory vote

For 2019, to further enhance alignment with shareholders on the French cross-border matter, we have also introduced a new additional vesting condition for the Chairman, the Group CEO and certain other GEB members, which links a portion of their 2019 equity compensation to the final resolution of the French cross-border matter. This underlines their accountability for the successful resolution of the matter in the best interest of shareholders even though the underlying issue is a legacy matter.

Board fees and Chairman compensation

In our review of the remuneration framework for independent Board members, we concluded that our fundamental approach remains appropriate. However, effective from the 2020 AGM onward, a number of adjustments will be made to reduce the level of the Board’s compensation while still maintaining competitive fee levels.

The Chairman’s fixed compensation has been reduced by CHF 0.8 million, or 14%, to CHF 4.9 million. This change is already effective for the current period from the 2019 AGM to the 2020 AGM. As noted above, a portion of the Chairman’s 2019 share award remains entirely at risk due to a new vesting condition linked to the final resolution of the French cross-border matter. This further demonstrates the Chairman’s alignment with shareholders on this matter and his accountability to resolve this matter in the best interest of shareholders.

In the same spirit, the BoD will reduce their base fee and eliminate their share price discount, resulting in a total fee reduction of approximately 14% (depending on committee memberships) and a 10% reduction in our proposed maximum amount of compensation for the BoD.

Environmental, Social and Governance (ESG)

We are fully committed to ESG topics and reflect them in our compensation processes. ESG-related objectives have been embedded in our Pillars and Principles since they were established in 2011. Our contribution to supporting the planet, our workforce, our clients and society are important to our success. ESG matters are considered in the performance and compensation determination process in different aspects as described later in this report.

UBS continued to make progress in 2019 toward meeting its ambitions to be a leader in sustainable finance, in philanthropy and in sustainable business practices, as well as being an employer of choice. We were recognized as the industry leader, for the fifth time in a row, in the Dow Jones Sustainability Indices (the DJSI), the most widely recognized sustainability ranking, and received other valuable recognition from MSCI, Sustainalytics and CDP.

Gender-related aspects in compensation

UBS remains committed to hiring, retaining and promoting more women at all levels across the firm. With two female GEB members and four female independent Board members, we have a leading position with regard to this topic.

The Compensation Committee systematically reviews any gender pay gap for equivalent roles across the workforce. Our policies and practices are impartial and support equal pay, and we are committed to ensuring that all employees are paid fairly.

Pay equity is embedded into our compensation policies and practices and we conduct regular reviews to ensure that all employees are paid fairly. In 2019, an independent third party conducted an analysis across the globe that shows that the unexplained salary differential between female and male employees is less than 1% at UBS. We continue to review the root causes and address any issue that cannot be explained by business factors such as experience, role / job, responsibility, performance or location.

Overall, we continue to make progress toward our aspiration of increasing the ratio of women in management roles to one-third, but progress takes time and we are committed to accelerating our efforts to progress women at all ranks.

Compensation Committee membership

In 2019, Dieter Wemmer and I welcomed Reto Francioni back to the committee and Fred Hu to the committee for the first time.

2020 Annual General Meeting

At the 2020 AGM on 29 April, we will seek your support on the following compensation-related items:

–   the maximum aggregate amount of compensation for the BoD for the period from the 2020 AGM to the 2021 AGM;

–   the maximum aggregate amount of fixed compensation for the GEB for 2021;

–   the aggregate amount of variable compensation for the GEB for 2019; and

–   shareholder endorsement in an advisory vote for this Compensation Report.

On behalf of the Compensation Committee and the BoD, I would like to thank you again for your feedback. The changes made have enhanced our compensation framework in the interests of shareholders, and we respectfully ask for your continued support at the upcoming AGM.

Julie G. Richardson

Chair of the Compensation Committee of the Board of Directors

Performance and compensation at a glance

Financial achievements and strategic highlights1

–   We delivered solid financial results in mixed market conditions, reflecting the strength of our business model. Profit before tax decreased 7% to USD 5.6 billion, as a 4% decrease in operating income was not fully offset by lower operating expenses. Adjusted profit before tax decreased slightly to USD 6.0 billion, as reduced adjusted operating expenses nearly offset lower adjusted operating income.

–   Net profit attributable to shareholders decreased 5% to USD 4.3 billion. Return on common equity tier 1 (CET1) capital was 12.4%. Our reported cost / income ratio increased 62 basis points to 80.5%, reflecting cost management measures that partly offset lower revenues, while our adjusted cost / income ratio saw a 51 basis point improvement to 78.9%, reflecting 4% lower expenses and 3% lower revenues.

–   Our capital position remained strong, with a CET1 capital ratio of 13.7% and a CET1 leverage ratio of 3.9%, both above our capital guidance of around 13% and 3.7%, respectively. We increased our total loss-absorbing capacity by USD 5.9 billion to USD 89.6 billion.

–   For the financial year 2019, the Board of Directors intends to propose a dividend of USD 0.73 per share, an increase compared with 2018. During 2019, we repurchased USD 806 million (CHF 800 million) of UBS shares and our tangible book value per share increased 6% to USD 13.29.

→   Refer to the “Financial and operating performance” section of this report for further details about our Group and business division performance

1 Adjusted results are alternative performance measures (APMs) and non-GAAP financial measures. Refer to “Group Performance” in the “Financial and operating performance” section of this report for further information and a reconciliation of adjusted results to reported results.

Performance award pool year-on-year development

–   The Group performance award pool for 2019 decreased 14% compared with the previous year. This significant decrease, which is a greater reduction than the change in underlying performance, demonstrates our disciplined approach in managing compensation over business cycles and alignment to shareholder interests, and we believe without significantly impacting our competitive pay position. It also considers the impact of the French cross-border matter on the firm and the resulting share price development.

–   The Group CEO performance award for 2019 was CHF 9.7 million, a decrease of 14% compared with 2018. The award is comprised of 20% in cash (CHF 1.9 million) with the remaining 80% (CHF 7.8 million) deferred over three to five years.

–   The GEB performance award pool, which includes the Group CEO performance award and is part of the Group performance award pool, was CHF 70.3 million, a decrease of 14% on a per capita basis and 4% overall. The overall pool also reflects the changes in the composition of the GEB, including new GEB members and the elevation of certain roles to the GEB that were previously not included, and therefore the adjustments do not reflect a meaningful change in the total cost to shareholders. These changes were made to optimize our governance structure and execute on our strategic priorities.

–   The new Long-Term Incentive Plan introduced for 2019 performance awards increases the GEB’s exposure to the future performance of the Group and directly links compensation to relative total shareholder return.

–   In addition, CHF 7.3 million of the GEB performance award pool is entirely at risk, contingent upon the final resolution of the French cross-border matter.

Advisory vote

Corporate governance and compensation
Compensation

Shareholder engagement and say on pay

The feedback we seek from our shareholders on compensation-related matters is very important to us, as we are committed to maintaining a strong link between the interests of our employees and those of our shareholders.

At the 2019 AGM, we committed to conducting a holistic review of all elements of the compensation framework for our employees, our most senior leaders including the Group Executive Board (the GEB), the Chairman and independent Board members. We heard feedback requesting stronger alignment with shareholder interests, which we implemented while maintaining the most important elements of our compensation framework.

Below we provide responses to the questions we most frequently receive from stakeholders.

Responses to frequent questions

What has changed in the compensation framework for your most senior leaders?

The most important elements of our compensation framework remain unchanged. In particular, performance awards continue to be based on the employee’s annual performance assessment and we are maintaining the long-term nature of our compensation framework through mandatory deferrals into equity and contingent capital instruments. For GEB members, shares are delivered in equal installments in years 3, 4 and 5 after the grant year, and contingent capital awards continue to vest in year 5.

However, we have modified the delivery of the deferred equity portion for our most senior leaders (i.e., GEB members, GMDs and Group or Divisional Vice Chair role holders) with the new Long-Term Incentive Plan (the LTIP) replacing the Equity Ownership Plan (the EOP) to enhance focus on delivering on our return targets and increasing alignment with shareholders.

The LTIP features absolute and relative performance conditions based on reported return on CET1 capital (RoCET1) and relative total shareholder return (rTSR) metrics, creating a strong sensitivity of realized compensation to UBS’s financial performance and share price. The final number of vesting shares is based on the achievements against these two equally-weighted performance conditions after a three-year performance period. Achieving the maximum payout under the LTIP requires both a three-year average RoCET1 of 18% and, over a three-year period, for our TSR to outperform the peer index by 25 percentage points. The RoCET1 performance level required for a maximum payout is substantially above our stated long-term target, and we believe this further strengthens the alignment with our strategy and supports delivering sustainable, profitable growth to drive higher returns, creating long-term value for our shareholders.

At the same time, the linear vesting between minimum threshold and performance required for maximum payout does not encourage excessive risk-taking, which might be the case with a non-linear payout geared toward high performance levels. This approach balances the importance of sustainable performance with our ambitions to deliver higher returns and outperform our peers.

How are share price developments reflected in compensation?

Beyond the factors described elsewhere in this report, we consider rTSR as well as valuation relative to other banks.

Our mandatory share-based deferral plans create a direct link with shareholder returns and therefore many employees are directly impacted by the share price. In addition, the new LTIP features rTSR as a performance condition, which further supports the alignment of realized employee pay with shareholder returns.

While we are disappointed with our share price performance, we believe the share price movement in 2019 was significantly impacted by the outcome of the French cross-border matter and does not reflect the significant progress made during the year and our absolute financial performance. We continue to expect that the value of our business and the quality of our earnings will ultimately be positively reflected in our share price.

How is ESG considered in the compensation process?

ESG is considered in the compensation determination process in different stages through the objective setting, performance award pool funding, performance assessment and compensation decision.

In the performance award pool funding, ESG is reflected through the assessment of regulatory compliance, as well as legal, compliance, reputational and operational risks. In addition, ESG-related objectives have been embedded in our Pillars and Principles since they were established in 2011. Achievements versus ESG-related goals are taken into account in the qualitative performance assessment and affect the final compensation decision for each individual. ESG-related goals are reflected in governance and risk management, talent management and diversity, client satisfaction, and corporate responsibility, including goals for reducing our carbon footprint and corporate waste, and progressing our philanthropic efforts. Therefore, ESG is taken in consideration when the Compensation Committee applies its discretion to reflect not only what results were achieved, but also how they were achieved.

How is litigation considered in the compensation process?

Litigation and regulatory matters, and their resolution and remediation, are taken into consideration throughout the compensation decision-making process. The Compensation Committee distinguishes between current matters, where the underlying issues are within the responsibility of management, and legacy matters, where management is accountable for resolving them but not responsible for the underlying issue.

Current matters have a direct impact on the performance award pool, individual performance assessments and resulting compensation decisions, as well as the payout of deferred awards.

For legacy matters, the Compensation Committee seeks to incentivize management to resolve these matters in the best interest of shareholders and we hold management accountable for the effective and efficient resolution thereof. Therefore the performance and compensation assessment reflects management’s responsibility for achieving a resolution without creating an incentive to inappropriately settle or take inappropriate risks on such matters. The use of reported RoCET1 supports the focus on ensuring the cost of litigation matters has a direct impact on the compensation awarded and realized by our most senior leaders including the GEB.

How is the French cross-border matter reflected in the 2019 compensation of the GEB?

For the 2019 compensation decisions for the GEB, the Compensation Committee has considered the outcome of the French cross-border decision, reflecting alignment with shareholders on this matter. Additionally, the final outcome of the matter will impact the payout of the 2019 LTIP award through the RoCET1 metric.

For GEB members active in March 2017, when the investigating judges issued the trial order, as an added measure the 2019 LTIP award will further be subject to the following considerations impacting their 2019 compensation.

–   Up to an additional CHF 7.9 million, or 30% of the 2019 LTIP awards at grant for relevant GEB members as well as the Chairman’s unvested share award, are at risk and directly linked to the final resolution of the French matter. The portion at risk is subject to forfeiture based on the final cost associated with the resolution of the matter.

–   A new malus clause allows the Compensation Committee to assess any new information that becomes available in the future and to retrospectively reduce the 2019 LTIP award by up to the full amount if such new information would have impacted our compensation decision in 2019.

Why has UBS adjusted Board fees and compensation for the Chairman?

The Compensation Committee regularly reviews the remuneration framework for independent Board members to confirm it remains competitive and appropriately reflects their work on the Board of UBS. In this review, the Compensation Committee considered the feedback from shareholders and other stakeholders. In our 2019 review, we concluded that our fundamental approach for independent Board member compensation remains appropriate. However, effective from the 2020 AGM onward, a number of adjustments have been made to reduce the level of the Board compensation while still maintaining competitive fee levels.

We will reduce the fixed base fee by CHF 25,000 (i.e., approximately 8%) for each board member and will also reduce the additional fees for the Risk and Compensation Committee Chair roles. Furthermore, we will reduce the additional fee for the Senior Independent Director and Vice Chairman roles to CHF 150,000, a reduction of CHF 100,000. In case these two roles are allocated to one Board member, the fee will only be paid once. Moreover, independent Board members must continue to use a minimum of 50% of their fees to purchase UBS shares, which are blocked for four years, and we will eliminate the 15% discount for these purchases.

The Chairman’s fixed compensation has been reduced by CHF 0.8 million, starting with the current period from the 2019 AGM to the 2020 AGM. In addition, to further demonstrate the Chairman’s alignment with shareholder interests, a portion of up to CHF 0.6 million of the share award is subject to the same new vesting condition linked to the resolution of the French cross-border matter that has been introduced for the Group CEO and certain other GEB members.

How does the Compensation Committee use its discretion to determine the performance award pool?

The performance award pool funding begins with a direct link to risk-adjusted profit. The Compensation Committee, based on a proposal from the Group CEO, then applies discretionary adjustments that reflect a range of factors, such as capital returns to investors, risk profile, strategic initiatives, and labor market position and trends. Consequently, the performance award pool balances consideration of financial performance with a range of qualitative factors, including discretion to consider the quality of earnings and year-on-year performance, as well as progress with regard to delivering on our ambitions.

Reflecting these considerations, the Compensation Committee applied a negative discretionary adjustment for 2019 on the overall Group performance award pool and the GEB performance award pool, including the Group CEO performance award. Over the past seven years, the Compensation Committee applied discretionary adjustments to the performance award pool of between –6% and +2%, resulting in downward adjustments in all but one year.

Advisory vote

Corporate governance and compensation
Compensation

Say-on-pay votes at the AGM

In line with the Swiss Ordinance against Excessive Compensation in Listed Stock Corporations, we seek binding shareholder approval for the aggregate compensation awarded for the GEB and for the BoD. The BoD believes that prospective approval for the fixed remuneration for the BoD and the GEB provides the firm and its governing bodies with the certainty necessary to operate effectively. Furthermore, retrospective approval for the GEB’s variable compensation awards aligns total compensation for the GEB to performance and contribution, and to developments in the marketplace and across peers.

The combination of the binding votes on compensation and the advisory vote on the compensation framework reflects our commitment to our shareholders having their say on pay.

→   Refer to “Provisions of the Articles of Association related to compensation” in the “Supplemental information” section of this report for more information

Audited |

Approved fixed compensation

At the 2018 AGM, shareholders approved a maximum aggregate fixed compensation amount of CHF 31.5 million for the members of the GEB for the performance year 2019. This includes base salaries, role-based allowances in response to Capital Requirements Directive IV, estimated standard contribution to retirement benefit plans, other benefits and a buffer.

As a result of the changes in the GEB in 2019, the aggregate fixed compensation paid in 2019 to current and former GEB members exceeded the approved amount for 2019. As authorized by article 46 para. 5 of the Articles of Association, an amount of CHF 8.4 million was used to pay the amount of the fixed compensation of the new GEB members that exceeded the approved amount. This additional amount was used to fund the new appointments to the GEB: Iqbal Khan, as Co-President Global Wealth Management, was awarded CHF 8.2 million (including replacement awards), Suni Harford, as President Asset Management, was awarded CHF 0.1 million, and Edmund Koh, as President UBS Asia Pacific, was awarded CHF 0.1 million. p

→   Refer to “2019 total compensation for the GEB members” in the “Compensation for the Group CEO and the other GEB members” section of this report

→   Refer to “Replacement awards for new GEB members and forfeitures of former GEB members” in the “Compensation philosophy and framework” section of this report

Say on pay – compensation-related votes at the 2019 AGM

2019 AGM say-on-pay voting schemes	2019 AGM actual shareholder votes	Vote “for”
Binding vote on GEB variable compensation	Shareholders approved CHF 73,300,000 for the financial year 2018[1,2,3]	81.4%
Binding vote on GEB fixed compensation	Shareholders approved CHF 33,000,000 for the financial year 2020[1,2,3]	86.7%
Binding vote on BoD compensation	Shareholders approved CHF 14,500,000 for the period from the 2019 AGM to the 2020 AGM[1,2,4]	85.3%
Advisory vote on the Compensation Report	Shareholders approved the UBS Group AG Compensation Report 2018 in an advisory vote	79.4%

1 Local currencies are converted into Swiss francs at the exchange rates stated in “Note 37 Currency translation rates” in the “Consolidated financial statements” section of this report.    2  Excludes the portion related to the legally required employer’s social security contributions.    3  Thirteen GEB members were in office on 31 December 2019 including three new GEB members, one appointed on 1 January 2019 and two on 1 October 2019; three GEB members stepped down, one on 31 December 2018 and two on 30 September 2019. Thirteen GEB members were in office on 31 December 2018 including two new GEB members appointed on 1 October 2018 and one on 1 November 2018; two GEB members stepped down on 31 December 2017 and 30 September 2018, respectively.    4 Twelve BoD members were in office on 31 December 2019.

Compensation-related proposals for 2020

At the 2020 AGM, we will ask our shareholders to vote on the variable compensation for the GEB for 2019, the fixed compensation for the GEB for 2021 and the compensation for the BoD from the 2020 AGM to the 2021 AGM. The variable compensation for the GEB for 2019 includes the total amount of Long-Term Incentive Plan (LTIP) awards granted to GEB members at fair value, which is based on the methodology used to determine the expense to the organization under IFRS 2 standards. The value was independently calculated to support the robustness of the approach, which uses a well-established valuation methodology.

In addition, we will also ask our shareholders for an advisory vote on our Compensation Report, which describes our compensation framework, governance and policy. Both the advisory vote on our compensation policy and the binding votes on compensation reflect our commitment to transparent say on pay for our shareholders.

The table below outlines our compensation proposals, including supporting rationales, that we intend to submit to the 2020 AGM for binding votes (in line with the Swiss Ordinance against Excessive Compensation in Listed Stock Corporations and our Articles of Association).

Compensation-related proposals for binding votes at the 2020 AGM

Item	Proposal	Rationale
GEB variable compensation	The Board of Directors proposes an aggregate amount of variable compensation of CHF 70,250,000 for the members of the GEB for the financial year 2019.

The proposed amount reflects the overall solid financial results in mixed market conditions, continued strong capital position and increased capital distributions to shareholders. Further, the BoD also considered other factors including the impact of the French cross-border matter on the firm and the resulting share price development. The proposed amount is a substantial reduction of 14% on a per capita basis compared to the previous year, and is equivalent to the 14% decrease in the overall Group performance award pool. The pool also reflects the changes in the composition of the GEB, including new GEB members and the elevation of certain roles to the GEB that were previously not included, and therefore the adjustments do not reflect a meaningful change in the total cost to shareholders. These changes were made to optimize our governance structure and execute on our strategic priorities.

GEB fixed compensation	The Board of Directors proposes a maximum aggregate amount of fixed compensation of CHF 33,000,000 for the members of the GEB for the financial year 2021.

The proposed amount is unchanged from the previous year, reflecting stable base salaries for the Group CEO and other GEB members since 2011. As noted above, it further reflects the changes in the composition of the GEB, including new GEB members and the elevation of certain roles to the GEB that were previously not included, and therefore the adjustments do not reflect a meaningful change in the total cost to shareholders. These changes were made to optimize our governance structure and execute on our strategic priorities. The proposed amount hence reduces the reserve amount while still providing the necessary flexibility in light of evolving EU regulations, Brexit and competitive considerations for a potential additional role-based allowance.

BoD compensation	The Board of Directors proposes a maximum aggregate amount of compensation of CHF 13,000,000 for the members of the Board of Directors for the period from the 2020 AGM to the 2021 AGM.

The proposed amount is a decrease of 10%, or CHF 1,500,000, compared with the previous year. The amount includes the Chairman’s compensation, which decreased by 14% effective from the 2019 AGM, as well as the reduced fees for independent Board members, which will be adjusted effective from the 2020 AGM. This includes a reduction of the fixed base fees for all independent Board members and other fee reductions. The adjustments in Board fees reflect our commitment to sustainable results while maintaining competitive fee levels aligned with the demands on our Board members.

Advisory vote

Corporate governance and compensation
Compensation

Compensation philosophy and framework

Our compensation philosophy

Total Reward Principles

Our compensation philosophy is to align the interests of our employees with those of our investors and clients, building on our three keys to success: our Pillars, Principles and Behaviors. Our Total Reward Principles establish a framework that balances sustainable performance as well as supporting growth ambitions and prudent risk-taking with a focus on conduct and sound risk management practices.

Our compensation structure is aligned with our strategic priorities. It aligns the interests of our employees with those of our stakeholders and encourages our employees to focus on our clients, create sustainable value, deliver on our growth ambitions and achieve the highest standards of performance. Moreover, we reward behaviors that help build and protect the firm’s reputation, specifically integrity, collaboration and challenge. We strive for client focus, excellence and sustainable performance in everything we do. Compensation for each employee is based on individual, team, business division and Group performance, within the context of the markets in which we operate.

Total Reward Principles

Our Total Reward Principles apply to all employees globally. They may vary in certain locations according to local legal requirements and regulations. The table below provides a summary of our Total Reward Principles.

Attract and retain a diverse, talented workforce

We provide employees with pay that is fair, reflecting equal treatment of employees, appropriately balanced between fixed and variable elements, competitive in the market and delivered over an appropriate period.

Foster effective individual performance management and communication

Thorough evaluation of individual performance and adherence to our Behaviors, combined with effective communication, aims to ensure there is a direct connection between achievement of business objectives and compensation across the firm.

Align reward with sustainable performance as well as support growth ambitions

We embrace a culture of inclusiveness and collaboration within the firm. Our approach to compensation fosters engagement among employees, and serves to align their long-term interests with those of clients and stakeholders.

Support appropriate and controlled risk-taking

Compensation is structured such that employees behave in a manner consistent with the firm’s risk framework and tolerance, thereby protecting our capital and reputation, and enhancing the quality of our financial results, in line with what our stakeholders expect from us.

Our commitment to pay fairness

Pay fairness principles are embedded into our compensation policies and practices and we conduct regular reviews with the aim of ensuring that we appropriately evaluate and reward employees.

From a pay equity perspective, if we uncover any gaps that cannot be explained by business factors, such as experience, role / job, responsibility, performance or location, we explore the root causes of those gaps and address them. In 2019, an independent third party conducted a pay analysis across the globe which showed less than 1% of unexplained differential in salaries between female and male employees across the firm.

Pay equity is not the same as the gender pay gap, which looks at the average pay for all women versus all men. Our gender pay gap reflects a representation gap brought about by having unequal numbers of men and women at each level at UBS, with a greater proportion of men in more senior, higher-paying roles. The gender representation gap is being addressed through our global gender strategy to hire more, promote more and retain more women at all levels of the organization.

Addressing gender representation is a priority we share with many other organizations, both within financial services and other sectors. To share best practices, learn from peers and receive feedback, we are actively involved with initiatives such as the Bloomberg Gender-Equality Index.

Our Total Reward approach

At UBS, we apply a holistic approach to compensation. Our Total Reward approach consists of fixed compensation (base salary and role-based allowances, if applicable), performance awards as well as pension contributions and benefits.

For employees whose total compensation exceeds USD / CHF 300,000, performance awards are delivered in a combination of cash and a deferral into contingent capital awards (the DCCP) and equity awards (the LTIP and the EOP). For our most senior leaders, i.e., GEB members, Group Managing Directors (GMDs) and Group or Divisional Vice Chair role holders, the equity awards are delivered under the LTIP. All other employees eligible for deferred equity awards receive these awards under our EOP.

Our Total Reward approach is structured to support sustainable results and growth ambitions. A substantial portion of our performance award is deferred and vests over a period of five years, or longer for certain regulated employees. This deferral approach supports alignment of employee and investor interests, our capital base and the creation of sustainable shareholder value.

Note: illustrative, not drawn to scale

Advisory vote

Corporate governance and compensation
Compensation

Performance award pool funding

Our compensation philosophy focuses on balancing performance with appropriate risk-taking and retaining talented employees. To achieve this, as performance increases we reduce our overall performance award funding percentage. In years of strong performance, this prevents excessive compensation, resulting in an increased proportion of profit before performance award being available for distribution to shareholders or growing the Group’s capital. In years where performance declines, the performance award pool will generally decrease; however, the funding percentage may increase.

Our performance award pool funding framework is based on Group and business division performance, including achievement against a set of performance targets. We also consider performance relative to industry peers, general market competitiveness and progress against our strategic objectives, including returns, capital growth, as well as risk-weighted assets and cost efficiency. We look at the firm’s risk profile and culture, the extent to which operational risks and audit issues have been identified and resolved, and the success of risk reduction initiatives. Corporate Center funding is linked to overall Group performance and reflects headcount, workforce location and demographics. For each functional area, quantitative and qualitative assessments evaluate service quality, risk management and financial achievements.

Before making its final recommendation to the BoD, the Compensation Committee considers the CEO’s proposals and can apply a positive or negative discretionary adjustment to the performance award pool, including recommending a zero award. The Compensation Committee decision balances consideration of financial performance with a range of qualitative factors and takes into account the quality of earnings, progress against our ambitions, impact of risk management, litigation, regulatory costs, the effect of changes in financial accounting standards, capital returns and market competitiveness, as well as relative total shareholder return.

As described above, reflecting the aforementioned considerations, over the past seven years, the Compensation Committee based on the Group CEO proposal applied discretionary adjustments to the performance award pool of between –6% and +2%, resulting in downward adjustments in all but one year.

→   Refer to “Group performance” in the “Financial and operating performance” section of this report for more information about adjusted results

Performance award pool funding process – illustrative overview

Environmental, Social and Governance (ESG) at UBS

UBS made very good progress in 2019 toward enhancing its position as a leader in sustainable finance, and toward meeting its ambitions to be a recognized innovator and thought leader in philanthropy, an industry leader in sustainable business practices, and an employer of choice. We are pleased that our efforts and accomplishments continue to be recognized. We were recognized as the industry leader, for the fifth time in a row, in the Dow Jones Sustainability Indices (the DJSI), the most widely recognized sustainability ranking, and received other valuable recognition from MSCI, Sustainalytics and CDP.

UBS continues to maintain an industry-leading position in developing sustainable finance products and services: we are a leader in sustainable investing,1 with a global footprint and a network of resources to deliver a wide range of research, advisory and product capabilities that continue to grow. An important part of our sustainable activities encompasses engagement in client philanthropy: for example through UBS Optimus Foundation we drive impactful philanthropy that delivers breakthrough solutions to pressing social needs.

We are widely recognized as an employer of choice and received various top-employer honors in 2019. Our diverse workforce and inclusive culture are critical to our long-term success. We are committed to further increasing our diversity and to ensuring equal opportunities for all employees. We continue to make progress toward our stated aspiration to increase the representation of women in management roles to one-third. In addition to our global gender diversity ambitions, every year we sponsor numerous activities to promote greater diversity and inclusiveness.

We measure our culture-building progress through regular employee surveys. We have an ongoing focus on inclusive leadership and, in 2019, our in-house UBS University further updated its curriculum to emphasize future-skills development and personal growth for all employees. The table below summarizes our key achievements and the following section explains how we consider ESG in the compensation determination process.

→   Refer to “Our focus on ESG,” “Employees” and “Society” in the “How we create value for our stakeholders” section of this report for more information

→   Refer to www.ubs.com/gri  for more information about
ESG-related topics

1 Euromoney Private Banking and Wealth Management Survey 2019: Global Results.

Our achievements
Sustainable finance

–  Achieved our goal one year early, reaching USD 488.5 billion in core SI assets, representing 13.5% of total invested assets

–  USD 3.9 billion of client assets directed into Sustainable Development Goals (SDG)-related impact investments

Philanthropy

–  38% of global workforce volunteered and 48% of volunteer hours were skills based

–  280,858 beneficiaries as a result of our community investments

–  UBS Optimus Foundation: USD 89.5 million in donations raised; USD 109.5 million in grants approved

–  Well-being of 3.3 million children globally improved with help of the work of UBS Optimus Foundation

Sustainable business practices

–  Industry leadership position maintained (Dow Jones Sustainability Indices / DJSI)

–  AA rating maintained (MSCI ESG Research)

–  Industry leader rank maintained (Sustainalytics)

–  A-rating and included in Leadership band (CDP)

–  First TCFD reporting introduced for financial year 2017, continuous improvements ever since

–  Among the founding signatories of the Principles for Responsible Banking (September 2019)

Employer of choice

–  Included in Global Universum ranking of Top 50 World’s Most Attractive Employers

–  Peer-leading position in human resources elements of DJSI

–  Score above financial services norm in employee engagement and work environment (based on employee survey results)

–  Included in the Bloomberg Gender-Equality Index

ESG in the compensation determination process

ESG is considered in the compensation determination process in different phases through objective setting, performance award pool funding, performance assessment and compensation decision.

At the beginning of the year, objectives relative to Group, business divisions, Pillars, Principles and Behaviors are set. ESG-related objectives have been embedded in our Pillars and Principles since they were established in 2011. This long-term focus on ESG topics is reflected in the achievements outlined above. To maintain the focus on these important ESG topics, our Group CEO and other GEB members have specific ESG-aligned goals under Pillars and Principles, including governance and risk management, talent management and diversity, client satisfaction and corporate responsibility. These include goals for reducing our carbon footprint and corporate waste, and progressing our philanthropic efforts.

In the performance award pool funding, ESG is reflected through the assessment of risks, such as legal, compliance, reputational and operational risks. Therefore ESG is taken into consideration when the Compensation Committee assesses not only what results were achieved, but also how they were achieved. The achievements versus the ESG-related goals are reflected in the qualitative performance assessment and affect the final compensation decision.

Advisory vote

Corporate governance and compensation
Compensation

Compensation framework for GEB members

The chart below illustrates the compensation elements, pay mix and key features for GEB members.

2019 compensation framework for GEB members (illustrative example)

With regard to annual performance awards, 20% is paid in the form of cash and 80% will be deferred over a period of five years,1 with 50% of the annual performance awards granted under the LTIP and 30% under the DCCP.

1 Senior Management Functions Holders (SMFs) have extended deferral periods, with the deferred performance awards vesting no faster than pro rata between years 3 and 7. SMFs and Material Risk Takers (MRTs) have an additional 12-month blocking period on their awards post vest.    2 Due to regulatory requirements, LTIP awards granted to UK MRTs and SMFs will be subject to an additional non-financial conduct-related metric with a downward adjustment of up to 100% of the entire award.    3 SMFs and MRTs receive 50% in the form of immediately vested shares which are blocked for 12 months.    4 May include role-based allowances in line with market practice and regulatory requirements.

Pay for performance safeguards for GEB members

GEB share ownership requirements

To align the interests of GEB members with those of our shareholders and to demonstrate commitment to the firm, we require the Group CEO and the other GEB members to hold a substantial number of UBS shares. GEB members must build up their minimum shareholding within five years from their appointment and retain it throughout their tenure. The total number of UBS shares held by a GEB member consists of any vested or unvested shares and any privately held shares. GEB members may not sell any UBS shares before they reach the minimum ownership thresholds mentioned below. At the end of 2019, GEB members met their share ownership requirements, except for those appointed within the last four years, who need to build up and meet the required share ownership level within five years from appointment.

Our GEB member holdings represent approximately USD 169 million in shareholder value. This ownership level demonstrates their commitment to our strategy and alignment with shareholders.

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

For 2019, the Group’s adjusted profit before tax was USD 6.0 billion and the total GEB performance award pool was USD 70.7 million. The GEB performance award pool as a percentage of adjusted Group profit before tax was 1.2%, which is well below the cap of 2.5%.

In line with the individual compensation caps on the proportion of fixed pay to variable pay for all GEB members (introduced in 2013), the Group CEO’s granted performance award is capped at five times his fixed compensation. Granted performance awards of other GEB members are capped at seven times their fixed compensation (or two times for GEB members who are also Material Risk Takers (MRTs)). For 2019, performance awards granted to GEB members and the Group CEO were, on average, 2.5 times their fixed compensation (excluding one-time replacement awards, benefits and contributions to retirement benefit plans).

GEB employment contracts and severance terms

The employment contracts of the GEB members do not include severance terms or supplementary pension plan contributions. All employment contracts for GEB members are subject to a notice period of six months. A GEB member leaving the firm before the end of a performance year may be considered for a performance award during that performance year included in the GEB performance award pool approved by shareholders. Such awards are subject to approval by the BoD, which may decide not to grant any awards, and ultimately by the shareholders at the AGM.

Benchmarking for the Group CEO and other GEB members

When recommending performance awards for the Group CEO and the other GEB members, as one dimension to consider, the Compensation Committee reviews the respective total compensation for each role against a financial industry peer group. The peer group is selected based on comparability of their size, business mix, geographic presence and the extent to which they compete with us for talent. The Compensation Committee considers our peers’ strategies, practices and pay levels, as well as their regulatory environment; it also periodically refers to other firms’ pay levels or practices, including both financial and non-financial sector peers as applicable. The total compensation for a GEB member’s specific role considers the compensation paid by our peers for a comparable role and performance within the context of our organizational profile. The Compensation Committee periodically reviews and approves the peer group for executive compensation.

The table below presents the composition of our peer group for 2019, which has been reviewed and approved by the Compensation Committee for the performance year 2019.

Bank of America	Goldman Sachs
Barclays	HSBC
BlackRock	JPMorgan Chase
BNP Paribas	Julius Baer
Citigroup	Morgan Stanley
Credit Suisse	Standard Chartered
Deutsche Bank	State Street

Advisory vote

Corporate governance and compensation
Compensation

How the French cross-border litigation matter affects our compensation decisions for 2019

In February 2019, the Paris Court of First Instance imposed fines of EUR 3.7 billion on UBS, and awarded the French state civil damages of EUR 800 million. This judgment was issued in connection with a litigation matter related to cross-border business activities with French residents between 2004 and 2011/2012. UBS has appealed the decision of the Court of First Instance, and it will still take time for this matter to be finally concluded.

The BoD and the GEB continue to focus on progressing and resolving the French matter. Both of them are accountable for a resolution of this legacy matter in the best interest of shareholders.

When determining the 2019 performance award pool, the impact of the French matter on the firm was taken into consideration. Additionally, this was also considered in individual performance assessments and compensation decisions as applicable.

→   Refer to “Note 21 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters

Existing principles and approach for considering litigation in the performance and compensation process

Litigation and regulatory matters, and their remediation and resolution, are taken into consideration in the compensation decision-making process. The Compensation Committee distinguishes between current matters, where the underlying issues are within the responsibility of management, and legacy matters, where management is accountable for resolving them but not responsible for the underlying issues.

Current matters have a direct impact on the performance award pool, the performance assessment and resulting compensation decision, as well as the payout of deferred awards. For legacy matters, current management is incentivized to effectively and efficiently resolve these matters in the best interest of the shareholders. In this regard, it is important to distinguish between legacy matters, and financial and operating performance for the year. At the same time, we are mindful of the potential costs of such matters, the prudent management thereof, and the effect on our share price. Therefore the performance and compensation assessment reflect management’s impact on achieving an effective resolution without creating an incentive to inappropriately settle or take risks with regard to such matters.

Enhancements to our approach

For 2019, the Compensation Committee has taken additional measures to demonstrate the accountability of management and their alignment with shareholders regarding the outcome of the French cross-border matter.

Share price movements affect all employees with deferred equity-based awards. With respect to the performance conditions on the LTIP awards, provisions for legal, regulatory and similar matters will directly impact the reported RoCET1 metric and thus also the final vesting amount subject to this performance condition. This metric accounts for 50% of the final payout under the 2019 LTIP. The use of reported RoCET1 supports the focus on ensuring the cost of litigation matters has a direct impact on the compensation realized by our senior leaders including the GEB.

For GEB members active in March 2017, when the investigating judges issued the trial order, as an added measure, the 2019 LTIP awards will be subject to the following considerations impacting their 2019 compensation.

–   Up to an additional CHF 7.9 million or 30% of the 2019 LTIP awards at grant for relevant GEB members as well as the Chairman’s unvested share award are at risk and directly linked to the final resolution of the French matter. The portion at risk is subject to forfeiture based on the final cost associated with the resolution of the matter. If the French matter is unresolved at the time the 2019 award is expected to vest, 30% of the LTIP shares will continue to be at risk, contingent upon the final resolution of this matter.

–   Finally, a new malus clause has been introduced, which provides the Compensation Committee with the opportunity to assess any new information that becomes available in the future. If the Compensation Committee determines that the new information would have impacted its 2019 performance award decisions had the information been known at the time, it can retrospectively reduce the 2019 LTIP grant by up to the full amount.

Impact of litigation matters on the Long-Term
Incentive Plan

Compensation framework for employees other than GEB members

Employees other than GEB members that receive performance awards with total compensation exceeding USD / CHF 300,000 are subject to a mandatory deferral framework, under which a significant portion of the performance award is deferred over a period of five years, or longer for certain regulated employees. The deferred amount increases at higher marginal rates in line with the value of the performance award. The effective deferral rate therefore depends on the amount of the performance award and the amount of total compensation.

The deferred compensation is delivered through three plans, which are described in detail later in this section: the DCCP (notional additional tier 1 capital instruments), the LTIP and the EOP (notional shares).

For Group Managing Directors (GMDs), 50% of the deferred performance award is granted under the LTIP and 50% under the DCCP. The LTIP award vests in year 3 after the grant year, while the DCCP award vests in year 5 after the grant year, the same as for GEB members. For below-GMD employees, 60% of the deferred performance award is granted under the EOP and 40% under the DCCP. The EOP award vests in equal installments in years 2 and 3 after the grant year, while the DCCP award vests in year 5 after the grant year.

Asset Management (AM) GMDs and employees in investment areas have a different deferral and plan mix to align their compensation more closely with industry standards. Therefore AM GMDs receive 50% of their deferred performance awards in notional funds under the AM EOP, 25% under the LTIP and 25% under the DCCP. AM employees below GMD in investment areas continue to receive 75% of their deferred performance awards in notional funds under the AM EOP and 25% under the DCCP, while AM employees below GMD in non-investment areas continue to receive 50% of their deferral under the AM EOP plus 25% under the EOP and 25% under the DCCP.

Certain regulated employees, such as Senior Management Functions (SMFs) and Material Risk Takers (MRTs), are subject to additional requirements (e.g., an additional non-financial conduct-related performance metric under the LTIP, more stringent deferral requirements, additional blocking periods). In addition, SMFs and MRTs receive 50% of their cash portion in the form of immediately vested shares which are blocked for 6 to 12 months.

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

Employee share purchase program

The Equity Plus Plan is our employee share purchase program. It allows employees below the rank of Managing Director to voluntarily defer up to 30% of their base salary and/or up to 35% of their performance award (up to USD / CHF 20,000 annually) for the purchase of UBS shares. Eligible employees may buy UBS shares at market price and receive one additional share for every three shares purchased through the program. The additional shares vest after a maximum of three years, provided the employee remains employed with the firm and has retained the purchased shares throughout the holding period.

Considering available records on employee shareholdings including unvested deferred compensation, as of 31 December 2019, employees held at least USD 2.5 billion of UBS shares (of which approximately USD 1.8 billion were unvested), representing approximately 6% of our total shares issued. Our senior leaders (GEB members and GMDs) held approximately USD 410 million of UBS shares (of which approximately USD 272 million were unvested).

→   Refer to “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information

Compensation for US financial advisors in Global Wealth Management

In line with market practice for US wealth management businesses, the compensation for US financial advisors in Global Wealth Management is comprised of production payout and deferred compensation awards. Production payout, paid monthly, is primarily based on compensable revenue. Financial advisors may also qualify for deferred compensation awards, which generally vest over a six-year period. The awards are based on strategic performance measures, including production, length of service with the firm and net new business. Production payout rates and deferred compensation awards may be reduced for, among other things, errors, negligence or carelessness, or a failure to comply with the firm’s rules, standards, practices, policies and/or applicable laws and regulations.

Advisory vote

Corporate governance and compensation
Compensation

Compensation elements for all employees

Overall, we look across all elements of pay when making our decisions on total compensation. We regularly review our principles and compensation framework to remain competitive and aligned with stakeholders. For 2019, we enhanced our framework by introducing the LTIP, the details of which are outlined in this section. We will continue to review our approach to salaries and performance awards in light of market developments, our performance and our commitment to deliver sustainable returns to our shareholders.

Base salary and role-based allowance

Employees’ fixed compensation (e.g., base salary) reflects their level of skill, role and experience, as well as local market practice. Base salaries are usually paid monthly or fortnightly in line with local market practice. We offer our employees competitive base salaries that reflect their location, function and role. Salary increases generally consider promotions, skill set, performance and overall responsibility.

Each GEB member receives a fixed base salary, which is reviewed annually by the Compensation Committee. The Group CEO’s annual base salary for 2019 was CHF 2.5 million and has remained unchanged since his appointment in 2011. The other GEB members each received a base salary of CHF 1.5 million (or local currency equivalent), also unchanged since 2011.

In addition to a base salary and as part of fixed compensation, some employees may receive a role-based allowance. This allowance represents a shift in the compensation mix between fixed and variable compensation and not an increase in total compensation. It reflects the market value of a specific role and is fixed, non-forfeitable compensation. Unlike salary, a role-based allowance is paid only as long as the employee is in a specific role. Similar to previous years, 2019 role-based allowances consisted of a cash portion and, where applicable, a blocked UBS share award.

Two GEB members are considered Material Risk Takers (MRTs), including one UK Senior Management Function (SMF), for UK / EU entities due to their impact on those entities regardless of personal domicile. In addition to base salary, role-based allowances are part of their fixed compensation.

At the AGM, shareholders are asked to approve the maximum aggregate amount of fixed compensation for the members of the GEB for the following financial year. The amount requested includes a reserve to consider potential future changes in GEB composition or role changes, and potential additional role-based allowances.

→   Refer to the “Supplemental information” section of this report for more information about MRTs and SMFs

→   Refer to the “Shareholder engagement and say on pay” section of this report for more information about the shareholders’ vote on GEB compensation

Pensions and benefits

We offer certain benefits for all employees, such as health insurance and retirement benefits. These benefits vary depending on the employee’s location and are intended to be competitive in each of the markets in which we operate. Pension contributions and pension plans also vary across locations and countries in accordance with local requirements and market practice. However, pension plan rules in any one location are generally the same for all employees, including management.

For GEB members, pension contributions and benefits are in line with local practices for other employees. No enhanced or supplementary pension contributions exist for the GEB.

Performance award

Most of our employees are eligible for an annual performance award. The level of the award, where applicable, generally depends on the firm’s overall performance, the employee’s business division, team and individual performance, and behavior, reflecting their overall contribution to the firm’s results. They are awarded in line with applicable local employment conditions and at the discretion of the firm.

In addition to the firm’s Pillars and Principles, Behaviors related to integrity, collaboration and challenge are part of the performance management approach. Therefore, when assessing performance, we take into account not only what was achieved, but also how those results were achieved.

Our deferred compensation plans

To reinforce our emphasis on sustainable performance, risk management and focus on achieving our growth ambitions, we deliver part of our annual variable compensation through a deferral. We believe our approach with a single incentive decision and a deferral is simple, transparent, and is best suited to implementing our compensation philosophy and delivering sustainable performance. This aligns the interests of our employees and shareholders and appropriately links compensation to longer-term sustainable performance.

Deferred compensation is delivered through a combination of equity-based plans and a contingent capital plan. The equity- based plans are: (i) the Long-Term Incentive Plan (the LTIP), which is for the most senior leaders of our organization, i.e., GEB members, GMDs and Group or Divisional Vice Chair role holders, and supports delivering profitable growth to drive higher returns and create long-term value for our shareholders; and (ii) the Equity Ownership Plan (the EOP), which is for all other employees, and which primarily aligns employees’ interests with those of our shareholders. The Deferred Contingent Capital Plan (the DCCP) aligns employees’ interests with those of debt holders. We believe our deferral regime has one of the longest vesting periods in the industry. The average deferral period is 4.4 years for GEB members, 4 years for GMDs and 3.5 years for employees below GEB / GMD level.

To further promote sustainable performance, our deferred compensation components include malus conditions. These enable the firm to forfeit unvested deferred awards under certain circumstances, pursuant to performance and harmful acts provisions.

Deferred awards granted to our most senior employees and to Highly Paid Employees (employees with a total compensation exceeding USD / CHF 2.5 million), Key Risk Takers (KRTs) and other selected employees are subject to performance conditions.

→   Refer to “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information

→   Refer to the “Supplemental information” section of this report for more information about MRTs and SMFs

→   Refer to “Vesting of outstanding awards granted in prior years subject to performance conditions” in the “Supplemental information” section of this report for more information

Advisory vote

Corporate governance and compensation
Compensation

Long-Term Incentive Plan

The Long-Term Incentive Plan (the LTIP) is a mandatory deferral plan for senior leaders of the Group (i.e., GEB members, GMDs and Group or Divisional Vice Chair role holders). For the performance year 2019, we granted LTIP awards to 119 employees at a fair value of 62.25% of maximum, which is based on the methodology used to determine the expense to the organization under IFRS 2 standards. The value was independently calculated to support the robustness of the approach, which uses a well-established valuation methodology.

The performance metrics of the equity-based LTIP awards are average reported return on CET1 capital (RoCET1) and relative total shareholder return (rTSR) over a three-year performance period starting in the year of grant. Performance outcomes and actual payout levels will be disclosed at the end of the performance period.

Performance metric	Weight	Threshold	Maximum
RoCET1	50%	6%	18%
rTSR vs G-SIBs Index	50%	–25 pps	+25 pps
Payout level		33%	100%
Note: Linear payout between threshold and maximum performance. SMFs and UK MRTs are subject to an additional non-financial metric based on a conduct assessment.

The three-year average reported RoCET1 performance metric reflects our strategic return ambitions:

–   the required RoCET1 performance for a maximum payout is set at 18%, which represents a stretch objective relative to our communicated ambitions;

–   the required performance threshold of 6% for the minimum payout supports our focus on delivering sustainable results and appropriate risk-taking;

–   this approach significantly increases the level of RoCET1 performance required to achieve a payout that is equal to the award value relative to our legacy approach under the EOP; and

–   the linear payout design between the threshold and the maximum level reflects our focus on sustainable performance while also supporting our growth ambitions. This design does not encourage excessive risk-taking, as might be the case with a non-linear payout geared toward high performance levels.

The rTSR performance metric over the three-year period further aligns the interests of employees with shareholders:

–   the metric compares the TSR of UBS with the TSR of an index consisting of Global Systemically Important Banks (G-SIBs) as determined by the Financial Stability Board;

–   the G-SIBs have been selected because they are independently defined and reflect companies with a comparable risk profile and impact on the global economy;

–   the index, which includes publicly traded G-SIBs, is equal weighted, calculated in Swiss francs, and maintained by an independent index provider to increase transparency and ensure independence of the TSR calculation; and

–   the payout interval of ±25 percentage points versus the index performance demonstrates our ambition to deliver attractive relative returns to our shareholders. The linear payout and the threshold level set below index performance further support sustainability of results and prudent risk-taking.

Global Systemically Important Banks (G-SIBs) listed companies peer group[1]
Agricultural Bank of China	Goldman Sachs	Santander
Bank of America	Groupe Crédit Agricole	Société Générale
Bank of China	HSBC	Standard Chartered
Bank of New York Mellon	ING Bank	State Street
Barclays	ICBC	Sumitomo Mitsui FG
BNP Paribas	JPMorgan Chase	Toronto-Dominion
China Construction Bank	Mitsubishi UFJ FG	UniCredit
Citigroup	Mizuho FG	Wells Fargo
Credit Suisse	Morgan Stanley
Deutsche Bank	Royal Bank of Canada
1 As of November 2019.

The LTIP award reflects the long-term focus of our compensation framework. The final number of shares as determined at the end of the three-year performance period will vest in three equal installments in each of the three years following the performance period for GEB members, and cliff-vest in the first year following the performance period for GMDs and Group or Divisional Vice Chair role holders.

Equity Ownership Plan

The Equity Ownership Plan (the EOP) is a mandatory deferral plan for all employees with total compensation greater than USD / CHF 300,000, other than GEB members, GMDs and Group or Divisional Vice Chair role holders. For the performance year 2019, we granted EOP awards to 3,558 employees.

The plan includes provisions that allow the firm to reduce or fully forfeit the unvested deferred portion of a granted EOP award if an employee commits certain harmful acts, and in most cases trigger forfeiture where employment has been terminated.

The award vests in equal installments in years 2 and 3 after grant year. For Key Risk Takers (KRTs) (including Highly Paid Employees) and Senior Management Functions (SMFs), the EOP awards granted will only vest if both Group and business division performance conditions are met. The Group performance condition is based on the average reported return on CET1 capital (RoCET1) over the applicable performance period. The Compensation Committee sets the minimum future performance thresholds at levels to demonstrate that the long-term quality of the past year’s performance is sustainable. Once set, the thresholds remain in place for that particular award year. The Compensation Committee also determines whether the performance conditions have been met.

The Group performance condition is based on the average reported RoCET1. If the outcome is equal to or above the threshold, the award will vest in full, or if it is between 0% and the threshold, it will vest on a linear basis at 0–100%. In both cases, vesting is contingent on the relevant business division performance condition also being met. If the outcome is 0% or negative, the installment will be fully forfeited regardless of any business division performance.

Similarly, business division performance is measured on the basis of their average return on attributed equity (RoAE) adjusted for disclosed items generally not representative of underlying business performance. For Corporate Center employees, it is measured on the basis of the average operating businesses’ RoAE adjusted for disclosed items generally not representative of underlying business performance. If the threshold is met, the award will vest in line with the Group performance achievement. If the outcome is 0% or below, the respective awards are fully forfeited. If it is between 0% and the respective threshold, the awards are subject to forfeiture of up to 40%. Finally, the Compensation Committee retains discretion to adjust the award if the performance metric does not reflect a fair measure of performance.

One of our key objectives is to deliver sustainable performance, and therefore we link the EOP award vesting with minimum performance thresholds over a multi-year time horizon. Our EOP awards have no upward leverage, and this approach promotes sustainable performance by establishing a minimum level of performance, below which awards are subject to full or partial forfeiture.

→   Refer to “Vesting of outstanding awards granted in prior years subject to performance conditions” in the “Supplemental information” section of this report for more information

Advisory vote

Corporate governance and compensation
Compensation

Deferred Contingent Capital Plan

The Deferred Contingent Capital Plan (the DCCP) is a mandatory deferral plan for all employees with total compensation greater than USD / CHF 300,000. For the performance year 2019, we granted DCCP awards to 3,654 employees.

Employees are awarded notional additional tier 1 (AT1) capital instruments, which, at the discretion of the firm, can be settled as either a cash payment or a perpetual, marketable AT1 capital instrument. Prior to granting, employees can elect to have their DCCP awards denominated in either Swiss francs or US dollars.

DCCP awards vest in full after five years and up to seven years for SMFs, unless there is a trigger event. Awards are forfeited if a viability event occurs, i.e., if FINMA notifies the firm in writing that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if the firm receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. Additionally, they are written down for GEB members if the Group’s common equity tier 1 (CET1) capital ratio falls below 10% and for all other employees if it falls below 7%.

As an additional performance condition, GEB members forfeit 20% of their award for each loss-making year during the vesting period. This means that 100% of the award is subject to risk of forfeiture. Like the EOP, the DCCP also has provisions that allow the firm to apply malus conditions on some, or all, of the unvested deferred portion of a granted award if an employee commits certain harmful acts, or, in most cases, trigger forfeiture where employment has been terminated.

Under the DCCP, employees who are not MRTs may receive discretionary annual notional interest payments. The notional interest rate for grants in 2020 was 1.50% for awards denominated in Swiss francs and 3.90% for awards denominated in US dollars. These interest rates are based on the current market rates for similar AT1 capital instruments. Notional interest will be paid out annually, subject to review and confirmation by the Compensation Committee.

Over the last five years, USD 2.0 billion of DCCP awards were issued, contributing to the Group’s total loss-absorbing capacity (TLAC). Therefore, DCCP awards not only support competitive pay, but also provide a loss absorption buffer that protects the firm’s capital position. The following table illustrates the contribution of the DCCP to our AT1 and tier 2 capital as well as to our TLAC ratio.

→   Refer to the “Supplemental information” section of this report for more information about performance award- and personnel-related expenses

→   Refer to the “Supplemental information” section of this report for more information about longer vesting and clawback periods for MRTs and SMFs

Contribution of the Deferred Contingent Capital Plan to our loss-absorbing capacity[1]
USD million, except where indicated	31.12.19	31.12.18	31.12.17
Deferred Contingent Capital Plan (DCCP)	1,962	2,005	2,160
of which: high-trigger loss-absorbing additional tier 1 capital	1,962	2,005	1714
of which: high-trigger loss-absorbing tier 2 capital[2]			447
DCCP contribution to the total loss-absorbing capacity ratio (%)	0.8	0.8	0.9

1 Refer to “Bondholder information” at www.ubs.com/investors for more information about the capital instruments of UBS Group AG and UBS AG both on a consolidated and a standalone basis.    2 Relates to DCCP awards granted for the performance year 2013 – based on Swiss SRB framework including transitional arrangements (phase-in) as of 31 December 2017. As of 31 December 2019 these DCCP awards no longer met the grandfathering treatment under Swiss TBTF capital requirements.

Other variable compensation components

To support hiring and retention, particularly at senior levels, we may offer certain other compensation components. These include:

–   replacement payments to compensate employees for deferred awards forfeited as a result of joining the firm – such payments are industry practice and are often necessary to attract senior candidates, who generally have a significant portion of their awards deferred at their current employer, where continued employment is required to avoid forfeiture;

–   retention payments made to key employees to induce them to stay, particularly during critical periods for the firm, such as a sale or wind-down of business;

–   on a limited basis, guarantees may be required to attract individuals with certain skills and experience – these awards are fixed incentives subject to our standard deferral rules and are limited to the first full year of employment;

–   award grants to employees hired late in the year to replace performance awards that they would have earned at their previous employers, but have foregone by joining the firm – these awards are generally structured with the same level of deferral as for employees at a similar level at UBS; and

–   in exceptional cases, candidates may be offered a sign-on award to increase the chances of them accepting our offer.

These other variable compensation components are subject to a comprehensive governance process. Authorization and responsibility may go up to the Compensation Committee, depending on the amount or type of such payments.

No severance payments are made to members of the GEB. Below-GEB level employees who are made redundant may receive severance payments. Our severance terms comply with the applicable local laws (legally obligated severance). In certain locations, we may provide severance packages that are negotiated with our local social partners and may go beyond the applicable minimum legal requirements (standard severance). Such payments are governed by location-specific severance policies. In addition, we may make severance payments that exceed legally obligated or standard severance payments (supplemental severance) where we believe that they are aligned with market practice and appropriate under the circumstances.

Advisory vote

Corporate governance and compensation
Compensation

Replacement awards for new GEB members and forfeitures of former GEB members

Our compensation framework and plans include provisions whereby the firm generally reduces or fully forfeits an employee’s unvested or deferred awards where employment has been terminated and in particular where they join another financial services organization and/or violate restrictive covenants, such as solicitation of clients or employees, in line with industry practice.

Conversely, also consistent with industry practice to support talent acquisition, in particular at senior levels, we may offer certain other compensation components such as replacement payments to offset compensation being forfeited as a result of joining UBS. In making such replacement awards, we aim to match the terms and conditions of the awards granted by an employee’s previous employer that are forfeited upon the employee joining UBS.

In 2019, Iqbal Khan joined UBS and was appointed to the GEB on 1 October 2019 as Co-President Global Wealth Management. He received awards as replacements for deferred compensation awarded by his previous employer that was forfeited as a result of him joining UBS. Mr. Khan’s replacement payment consists of deferred EOP share awards representing 712,342 UBS shares (denominated in Swiss francs) with a grant date total fair market value of USD 8.1 million. The award vests in various installments between 2020 and 2024. All of these awards are subject to the firm’s harmful acts provisions. This one-time replacement award to Mr. Khan is more than offset by the total 2019 forfeitures of USD 16.2 million by former GEB members, as shown in the table below. The total 2019 forfeitures of USD 173 million of previously awarded deferred compensation offset the 2019 total sign-on payments, replacement payments and guarantees of USD 114 million.

Sign-on payments, replacement payments, guarantees and severance payments
	Total 2019	of which: expenses recognized in 2019[5]	of which: expenses to be recognized in 2020 and later[5]	Total 2018	Number of beneficiaries
USD million, except where indicated					2019	2018
Total sign-on payments[1]	31	18	13	30	644	178
of which: Key Risk Takers[2]	9	5	5	7	6	6
Total replacement payments[3]	57	6	51	72	178	299
of which: Key Risk Takers[2]	22	1	21	19	12	11
Total guarantees[3]	27	14	12	48	32	54
of which: Key Risk Takers[2]	6	2	3	12	3	5
Total severance payments[1,4]	144	164[6]	0	165	1,444[7]	1,524[7]
of which: Key Risk Takers[2]	3	3	0	4	18	18

1 GEB members are not eligible for sign-on or severance payments.    2 Expenses for Key Risk Takers are full-year amounts for individuals in office on 31 December 2019. Key Risk Takers as defined by UBS, including all employees with a total compensation exceeding USD / CHF 2.5 million (Highly Paid Employees).    3 For 2019, includes a replacement payment to one GEB member. No GEB member received a guarantee for 2019, and no GEB member received replacement payments or guarantees for 2018.    4 Includes legally obligated and standard severance payments as well as payments in lieu of notice.    5 Expenses before post-vesting transfer restrictions.    6 Represents expense recognized in 2019 associated with payments made in 2019 as well as provisions for expected payments in 2020.    7 Relates only to payments expensed in the year.

Forfeitures[1]
	Total 2019	Total 2018	Population affected
USD million, except where indicated			2019	2018
Total forfeitures	173	179	653	661
of which: former GEB members	16	0	1	0
of which: Key Risk Takers[2]	6	30	6	8

1 Forfeitures are calculated as units forfeited during the year, valued at the share price on 31 December 2019 (USD 12.58) for 2019. The 2018 data is valued using the share price on 31 December 2018 (USD 12.38). For the notional funds awarded to Asset Management employees under the EOP, this represents the forfeiture credits recognized in 2019 and 2018. For the DCCP, the fair value at grant of the forfeited awards during the year is reflected.    2 Key Risk Takers as defined by UBS, including all employees with a total compensation exceeding USD / CHF 2.5 million (Highly Paid Employees) and excluding former GEB members who have forfeited awards in 2019 or 2018.

Compensation governance

Board of Directors and Compensation Committee

The Board of Directors (the BoD) is ultimately responsible for approving the compensation strategy proposed by the Compensation Committee, which determines compensation-related matters in line with the principles set forth in the Articles of Association.

As determined in the Articles of Association and the firm’s Organization Regulations, the Compensation Committee supports the BoD in its duties to set guidelines on compensation and benefits, to approve certain compensation and to scrutinize executive compensation. It is responsible for the governance and oversight of our compensation process and practices, including considering the alignment between pay and performance and that our compensation system does not encourage inappropriate risk-taking. Our Compensation Committee consists of four independent BoD members, who are elected annually by shareholders at the Annual General Meeting (the AGM).

Among other responsibilities, the Compensation Committee, on behalf of the BoD, annually:

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

The Compensation Committee meets at least four times a year. In 2019, the Compensation Committee held six meetings and two conference calls, with a participation rate of 97%. The Chairman of the BoD attended all meetings and calls, and the Group CEO all but one meeting. The Chairman of the BoD and the Group CEO were not present during discussions related to their own compensation or performance evaluations. The Chair of the Compensation Committee may also invite other executives to join the meeting in an advisory capacity. No individual whose compensation is reviewed is allowed to attend meetings during which specific decisions are made about that same individual’s compensation. Such decisions are subject to approval of the Compensation Committee and the BoD.

After the meetings, the Chair of the Compensation Committee reports to the BoD on the activities of the Compensation Committee and the matters discussed. In addition, where necessary, the Chairperson submits proposals for approval by the full BoD. The minutes of Compensation Committee meetings are sent to all members of the BoD.

On 31 December 2019, the members of the Compensation Committee were Julie G. Richardson, who chairs the committee, Reto Francioni, Fred Hu and Dieter Wemmer.

External advisors

The Compensation Committee may retain external advisors to support it in fulfilling its duties. In 2019, HCM International Ltd. provided independent advice on compensation matters. HCM International Ltd. holds no other mandates with UBS. The compensation consulting firm Willis Towers Watson provided the Compensation Committee with data regarding market trends and pay levels, including in relation to GEB and BoD compensation. Various subsidiaries of Willis Towers Watson provide similar data to Human Resources in relation to compensation for employees below the BoD and GEB level. Willis Towers Watson holds no other compensation-related mandates with UBS.

Advisory vote

Corporate governance and compensation
Compensation

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

→   Refer to www.ubs.com/governance for more information

Compensation Committee 2019 / 2020 key activities and timeline

The table below provides an overview of the Compensation Committee’s key activities from the 2019 AGM to the 2020 AGM.

	July	Sept	Oct	Nov	Dec¹	Jan	Feb
Strategy, policy and governance
Total Reward Principles		l
Three-year strategic plan on variable compensation			l
Compensation disclosure and stakeholder communication matters	l	l	l		l		l
AGM reward-related items	l						l
Compensation Committee governance							l

Annual compensation review
Accruals and full-year forecast of the performance award pool funding	l		l	l	l	l
Performance targets and performance assessment of the Group CEO and GEB members					l	l	l
Group CEO and GEB members’ salaries and individual performance awards					l	l
Update on market practice, trends and peer group matters	l	l	l	l	l
Pay for performance, including governance on certain higher-paid employees, and non-standard compensation arrangements	l	l				l	l
Board of Directors remuneration	l	l			l	l

Compensation framework
Compensation framework and deferred compensation matters	l	l	l		l	l	l

Risk and regulatory
Risk management in the compensation approach and joint meeting with BoD Risk Committee		l		l		l
Regulatory activities impacting employees and engagement with regulators	l		l		l	l	l

1 The Compensation Committee held two meetings in December 2019.

Compensation governance

The table below provides an overview of compensation governance by specific role.

Recipients	Compensation recommendations proposed by	Approved by
Chairman of the BoD	Chairperson of the Compensation Committee	Compensation Committee[1]
Independent BoD members (remuneration system and fees)	Compensation Committee and Chairman of the BoD	BoD[1]
Group CEO	Compensation Committee and Chairman of the BoD	BoD[1]
Other GEB members	Compensation Committee and Group CEO	BoD[1]
Key Risk Takers (KRTs) / (senior) employees	Respective GEB member together with functional management team	Individual compensation for KRTs and senior employees: Group CEO
Performance award pool for all employees: BoD

1 Aggregate compensation for the GEB and aggregate remuneration for the BoD are subject to shareholder approval.

Compensation for the Group CEO and the other GEB members

Performance assessment

Annual performance awards for the Group CEO and the other Group Executive Board (GEB) members are based on the GEB compensation determination process as outlined below and, in aggregate, subject to shareholder approval at the AGM.

We assess the GEB members’ performance against a number of financial targets and goals related to Pillars, Principles and Behaviors. The financial measures for the Group CEO are based on overall Group performance. For the other GEB members, such measures are based on both Group performance and the performance of the relevant business division and/or region; those who lead Group functions are assessed on the performance of the Group and the function they oversee.

The weighting between Group, business division, regional and functional measures varies depending on a GEB member’s role. A significant weight is given to Group measures for all GEB members. The achievements relative to goals related to Pillars and Principles are additional factors for assessing the overall quality and sustainability of the financial results. We have adjusted the metric and goal weightings and enhanced the transparency of the respective disclosure. New for 2019, the financial measures account for 70% of the assessment while Pillars and Principles account for 15% and Behaviors account for the remaining 15%.

Overview of the GEB compensation determination process

The compensation for the Group CEO and the other GEB members is governed by a rigorous process under Compensation Committee and BoD oversight. The chart below shows how compensation for all GEB members is determined.

Advisory vote

Corporate governance and compensation
Compensation

The performance assessment is the starting point for determining a GEB member’s annual performance award. Financial measures are assessed quantitatively based on full-year financial results versus predetermined targets and plan figures. The outcome for each financial measure is expressed as an achievement. Pillars, Principles and Behaviors are assessed qualitatively based on the five-point scale outlined below, which requires a “significantly exceeded expectations” goal rating to provide a 100% achievement score. The total of all weighted achievement scores across financial measures and qualitative goals cannot exceed 100%.

The Compensation Committee can still exercise its judgment with respect to the performance achieved relative to the prior year, the strategic plan and competitors, and considers the Group CEO’s recommendation. The Compensation Committee’s recommendations are then reviewed and subject to approval by the BoD.

The Compensation Committee, and then the full BoD, follows a similar process in setting the compensation for the Group CEO, except that the recommendation is from the Chairman of the BoD.

Overview of the performance assessment measures

The table below presents the measures for the 2019 performance assessment of the Group CEO and GEB members.

Group measures		A range of financial measures including adjusted Group profit before tax, adjusted Group cost / income ratio, reported return on CET1 capital, CET1 ratios.
Business division, regional and/or functional measures (if applicable)[1]

Business division and/or regional measures vary but may include: net new money growth rate, adjusted divisional / regional profit before tax, adjusted cost / income ratio, net new business volume growth rate, net interest margin, adjusted RoAE, Basel III RWA and LRD expectations.

Specific functional measures for Corporate Center GEB members.

Pillars	Capital strength	Establishes and maintains capital. Generates efficiencies and deploys our capital more efficiently and effectively.
	Efficiency and effectiveness	Contributes to the development and execution of our strategy and success across all business lines, functions and regions. Considers market conditions, relative performance and other factors.
Risk management

Reinforces risk management through an effective control framework. Captures the degree to which risks are self-identified and focuses on the individual’s success to comply with all the various regulatory frameworks. Helps shape the firm’s relationship with regulators through ongoing dialog.

Principles	Client focus

Increases client satisfaction and maintains high levels of satisfaction over the long term. This includes promoting collaboration across business divisions and fostering the delivery of the whole firm to our clients.

Excellence

Human Capital Management – develops successors for the most senior positions, facilitates talent mobility within the firm and promotes a diverse and inclusive workforce.

Product and Service Quality – strives for excellence in the products and services we offer to our clients.

Sustainable performance

Brand and Reputation – protects the Group’s reputation and reinforces full compliance with our standards and principles.

Culture and Growth – takes a personal role in making Principles and Behaviors front and center of the business requirements, including a focus on sustainable growth. Furthermore, this measure evaluates the individual’s ability to reinforce a culture of accountability and responsibility, demonstrating our commitment to be a responsible corporate citizen and reinforcing our collective behaviors.

Behaviors	Integrity	Is responsible and accountable for what they say and do; cares about clients, investors, and colleagues; acts as a role model.
	Collaboration	Places the interests of clients and the firm before their own and those of their business; works across the firm; respects and values diverse perspectives.
	Challenge	Encourages self and others to constructively challenge the status quo; learns from mistakes and experiences.

1 Both regional and functional measures may include qualitative measures.

Qualitative performance assessment scale

The table below presents the five-point scale used for the qualitative assessment of the performance against goals related to Pillars, Principles and Behaviors.

Below expectations	Met most expectations	Met expectations	Exceeded expectations	Signif. exceeded expectations
Performance failed to meet the standard expected, immediate improvement required	Reasonable performance, but not consistently up to the standard expected, some improvement required	Performance consistently met standard expected, may have exceeded a few goals	Performance exceeded most expectations on a regular basis	Consistently achieved truly exceptional results
Achievement score: 0–30%	Achievement score: 40%	Achievement score: 60%	Achievement score: 80%	Achievement score: 100%

2019 compensation for the Group Chief Executive Officer

The performance award for the Group CEO, Sergio P. Ermotti, is based on the achievement of financial performance targets and qualitative goal achievements relative to Pillars, Principles and Behaviors, as described earlier in this section. These targets and goals were set to reflect the strategic priorities determined by the Chairman and the BoD. To judge the quality and sustainability of the financial results, the Compensation Committee considers in the qualitative goal assessment a range of additional factors including relative performance and market conditions, as well as ESG-related aspects, such as client satisfaction, employee satisfaction, talent management, diversity and inclusion, sustainable business practice, sustainable finance, and philanthropy.

The table below illustrates the assessment criteria used to evaluate the achievements of Mr. Ermotti as Group CEO for 2019. We enhanced the presentation regarding these disclosures by outlining the annual target, the results, the achievement and the weighted assessment. With respect to the non-financial targets, we have also aligned 100% with “significantly exceeded expectations.” As a result, a “met expectations” results in 60% versus 100% for “significantly exceeded expectations.”

→   Refer to the “Compensation philosophy and framework” section of this report for more information

Performance assessment for the Group CEO

The BoD recognized Mr. Ermotti’s successful leadership in preparing and positioning the Group for the future while effectively navigating it through another challenging year marked by geopolitical and macro uncertainty as well as difficult external conditions including sustained negative interest rates and significant efforts to mitigate the impact of the French cross-border matter on the firm.

1 Refer to “Group performance” in the “Financial and operating performance” section of this report for more information on adjusted results.    2  For the assessment of the cost / income ratio,  each 1% difference between actual and target affects the score by 10%.

Advisory vote

Corporate governance and compensation
Compensation

Performance assessment for the Group CEO (continued)

In addition to Mr. Ermotti’s achievements in 2019 and underlying performance, the BoD also considered other factors, including the impact of the French cross-border matter on the firm and the resulting share price development.

The BoD approved the proposal by the Compensation Committee to grant Mr. Ermotti a performance award of CHF 9.7 million (down 14% from CHF 11.3 million in 2018), resulting in a total compensation for the year of CHF 12.2 million (excluding benefits and contributions to his retirement benefit plan).

The performance award is subject to shareholder approval as part of the aggregate GEB 2019 variable compensation and will be delivered 20% (CHF 1.9 million) in cash and the remaining 80% (CHF 7.8 million) subject to deferral and forfeiture provisions, as well as meeting performance conditions over five years.

Furthermore, CHF 1.5 million of the 2019 LTIP award for Mr. Ermotti is entirely at risk and subject to forfeiture based on the final cost associated with the resolution of the French cross-border matter, as noted in other sections of this report.

2019 total compensation for the GEB members

The GEB performance awards are subject to approval by the BoD based on the assessment of financial targets, as well as goals related to Pillars, Principles and Behaviors and, in aggregate, subject to shareholder approval. The aggregate performance award pool for the GEB was CHF 70.3 million (USD 70.7 million) for 2019, a decrease of 14% compared with the prior year on a per capita basis. This decrease is in line with the decrease in the overall performance award pool of the firm. Group profit before tax decreased 7% to USD 5.6 billion while adjusted profit before tax decreased slightly to USD 6.0 billion.

The Compensation Committee has confirmed that performance conditions for all GEB members’ awards due to vest in March 2020 have been satisfied, and thus the awards will vest in full.

At the 2020 AGM, shareholders will vote on the aggregate 2019 total variable compensation for the GEB in Swiss francs. Therefore, the tables below provide the awarded compensation for the Group CEO and the GEB members in Swiss francs and, for reference, the total amounts in US dollars for comparability with financial performance. The individual variable performance awards for each GEB member will only be confirmed upon shareholder approval at the AGM.

→   Refer to “Provisions of the Articles of Association related to compensation” in the “Supplemental Information” section of this report for more information

Audited |

Total compensation for GEB members[1]

Group CEO Sergio P. Ermotti (highest paid)
CHF, except where indicated										USD (for reference)[2]
For the year	Base salary	Contribution to retirement benefit plans[3]	Benefits[4]	Total fixed compensa- tion	Cash[5]	Performance award under LTIP6/ EOP[7]	Performance award under DCCP[8]	Total variable compensa- tion	Total fixed and vari- able com- pensation[9]	Total fixed compensa- tion	Total variable compensa- tion	Total fixed and vari- able com- pensation[9]
2019	2,500,000	244,353	65,048	2,809,401	1,940,000	4,850,000	2,910,000	9,700,000	12,509,401	2,826,303	9,758,356	12,584,659
2018	2,500,000	261,181	62,813	2,823,994	2,000,000	5,910,000	3,390,000	11,300,000	14,123,994

Aggregate of all GEB members[10,11,12,13]
CHF, except where indicated										USD (for reference)[2]
For the year	Base salary[14]	Contribution to retirement benefit plans[3]	Benefits[4]	Total fixed compensa- tion	Cash[5]	Performance award under LTIP6/ EOP[7]	Performance award under DCCP[8]	Total variable compensa- tion	Total fixed and vari- able com- pensation[9]	Total fixed compensa- tion	Total variable compensa- tion	Total fixed and vari- able com- pensation[9]
2019	28,169,646	2,333,935	1,350,439	31,854,020	14,050,000	35,125,000	21,075,000	70,250,000	102,104,020	32,045,656	70,672,629	102,718,285
2018	22,948,016	2,540,085	2,042,509	27,530,610	14,269,889	37,040,111	21,990,000	73,300,000	100,830,610

1 Local currencies have been translated into Swiss francs at the relevant year-end closing exchange rates, or at the performance award currency exchange rate.    2 Swiss franc amounts have been translated into US dollars for reference at the 2019 performance award currency exchange rate of CHF / USD 1.006.    3 Includes the portion related to the employer’s contribution to the statutory pension scheme.    4 All benefits are valued at market price.    5 For GEB members who are also MRTs or SMFs, the cash portion includes blocked shares.    6 LTIP awards for performance year 2019 were awarded at a value of 62.25% of maximum which reflects our best estimate of the fair value of the award. The maximum number of shares is determined by dividing the awarded amount by the fair value of the award at the date of grant, divided by CHF 12.919 or USD 13.141, the average closing price of UBS shares over the last ten trading days leading up to and including the grant date.    7 For EOP awards for the performance year 2018, the number of shares was determined by dividing the amount by CHF 12.622 or USD 12.610, the average closing price of UBS shares over the last ten trading days leading up to and including the grant date.    8 The amounts reflect the amount of the notional additional tier 1 (AT1) capital instrument excluding future notional interest. For DCCP awards for the performance year 2019, the notional interest rate is set at 3.90% for awards denominated in US dollars and 1.50% for awards denominated in Swiss francs. For DCCP awards for the performance year 2018, the notional interest rate is set at 6.85% for awards denominated in US dollars and 3.40% for awards denominated in Swiss francs.    9 Excludes the portion related to the legally required employer’s social security contributions for 2019 and 2018, which are estimated at grant at CHF 4,969,844 and CHF 5,175,418, respectively, of which CHF 797,938 and CHF 886,455, respectively, for the highest-paid GEB member. The legally required employees’ social security contributions are included in the amounts shown in the table above, as appropriate.    10 Thirteen GEB members were in office on 31 December 2019 including three new GEB members, one appointed on 1 January 2019 and two on 1 October 2019; three GEB members stepped down, one on 31 December 2018 and two on 30 September 2019. Thirteen GEB members were in office on 31 December 2018 including two new GEB members appointed on 1 October 2018 and one on 1 November 2018; two GEB members stepped down on 31 December 2017 and 30 September 2018.    11 2019 includes compensation for three months paid under the employment contract during the notice period for one GEB member who stepped down on 30 September 2018 as well as compensation for two GEB members who stepped down on 30 September 2019 for nine months in office as GEB members plus for three months paid under the employment contract during the notice period. 2018 includes compensation for six months paid under the employment contract during the notice period for one GEB member who stepped down on 31 December 2017, as well as compensation for one GEB member who stepped down on 30 September 2018 for nine months in office as a GEB member plus for three months paid under the employment contract during the notice period.    12 2019 includes compensation for one newly appointed GEB member for 12 months in office as a GEB member and for two newly appointed GEB members for three months in office as GEB members. 2018 includes compensation for two newly appointed GEB members for three months in office as GEB members, and for one newly appointed GEB member for two months in office as a GEB member.    13 For 2019, Iqbal Khan received a one-time replacement award of CHF 8,053,022. This replacement award is not included in the above table; including this, the 2019 total aggregate compensation of all GEB members is CHF 110,157,042.    14 Includes role-based allowances in line with market practice in response to regulatory requirements.

p

Advisory vote

Corporate governance and compensation
Compensation

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

Total realized compensation vs awarded compensation for Sergio P. Ermotti¹
CHF						Realized	Awarded
For the year	Base salary	Cash award[2]	Deferred cash award[3,4]	Performance award under equity plans[4,5]	Performance award under DCCP[4]	Total realized fixed and variable compensation[6]	Total awarded fixed and variable compensation[6]
2019	2,500,000	2,000,000	0	4,533,741	2,370,000	11,403,741	12,200,000
2018	2,500,000	2,000,000	0	4,986,563	2,440,000	11,926,563	13,800,000
2017	2,500,000	1,000,000	0	2,951,043	0	6,451,043	13,900,000
2016	2,500,000	1,000,000	0	1,667,128	0	5,167,128	13,400,000
2015	2,500,000	0	0	1,018,440	0	3,518,440	14,000,000
2014	2,500,000	1,000,000	373,441	537,217	0	4,410,658	10,900,000
2013	2,500,000	0	349,622	423,623	0	3,273,245	10,400,000
2012	2,500,000	553,200[3]	553,200	0	0	3,606,400	8,600,000

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

The chart below further illustrates the effect of our deferral approach over time. The bars for realized pay show which components (base salary, cash, equity plans, DCCP) deliver the realized compensation in the year indicated and for which year the respective component was initially awarded.

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

Board of Directors compensation

Chairman of the BoD

Under the leadership of the Chairman, Axel A. Weber, the Board of Directors (the BoD) determines, among other things, the strategy for the Group based on recommendations by the Group CEO, exercises ultimate supervision over management and appoints all GEB members.

The Chairman presides over all general meetings of shareholders and the BoD, and works with the committee chairpersons to coordinate the work of all BoD committees. Together with the Group CEO, the Chairman is responsible for effective communication with shareholders and other stakeholders, including clients, government officials, regulators and public organizations. This is in addition to establishing and maintaining a close working relationship with the Group CEO and other GEB members, and providing advice and support when appropriate, as well as continuing to strengthen and promote our culture through the three keys to success – our Pillars, Principles and Behaviors.

The Chairman’s total compensation for the period from AGM to AGM is contractually fixed without any variable component. For the current period from the 2019 AGM to the 2020 AGM and in line with the reduction of the fees for independent Board members effective from the 2020 AGM, as explained later in this section, his total compensation has been reduced by 14% from CHF 5.7 million to CHF 4.9 million, excluding benefits and pension fund contributions. The Chairman’s total compensation for the current period consisted of a cash payment of CHF 3.5 million and a share component of CHF 1.4 million consisting of 108,367 UBS shares at CHF 12.919 per share.

Accordingly, his total reward, including benefits and pension fund contributions for his service as Chairman for the current period, was CHF 5,235,143.

→     Refer to “Board of Directors” in the “Corporate governance” section of this report for more information about the responsibilities of the Chairman

The share component aligns the Chairman’s pay with the Group’s long-term performance. While the size of the share award continues to be contractually fixed, the vesting of a portion of the share award for the current period is linked to the final resolution of the French cross-border matter. This portion is entirely at risk and subject to forfeiture based on the final cost associated with the resolution of the matter. If the French cross-border matter is unresolved at the time the 2019 award is expected to vest, this portion continues to be at risk, contingent upon the final resolution of this matter. This vesting condition is identical with the new vesting condition introduced for the Group CEO and certain other GEB members on a portion of their 2019 LTIP award. This further demonstrates the Chairman’s alignment with shareholders on this matter. The remaining share award is fully vested but blocked for four years.

Contractually fixed total compensation of the Chairman

The Chairman’s employment agreement does not provide for severance terms or supplementary contributions to pension plans. Benefits for the Chairman are in line with local practices for UBS employees. The Chair of the Compensation Committee proposes and the Compensation Committee approves the Chairman’s compensation annually for the upcoming AGM to AGM period, taking into consideration fee or compensation levels for comparable roles based on our core financial industry peers as well as other relevant leading Swiss companies as included in the Swiss Market Index.

Audited |

Compensation details and additional information for non-independent BoD members
CHF, except where indicated							USD (for reference)
Name, function[1]	For the period AGM to AGM[2]	Base salary	Annual share award[3]	Benefits[4]	Contributions to retirement benefit plans[5]	Total[6]	Total[6,7]
Axel A. Weber, Chairman	2019/2020	3,500,000	1,400,000	90,790	244,353	5,235,143	5,266,638
	2018/2019	3,500,000	2,200,000	69,230	255,572	6,024,802

1 Axel A. Weber was the only non-independent member in office on 31 December 2019 and 31 December 2018.    2 The change in reporting period from “financial year” to “AGM to AGM” results in a different total compensation for the period from the 2018 AGM to the 2019 AGM than previously reported for “financial year 2018”, which was CHF 6,033,422. The difference in the total compensation is due to varying benefits and contributions to retirement benefit plans.    3 These shares are blocked for four years.    4 Benefits are all valued at market price. For the period from the 2019 AGM to the 2020 AGM, benefits amount is an estimate.    5 Includes the portion related to UBS’s contribution to the statutory pension scheme. For the period from the 2019 AGM to the 2020 AGM, contribution to retirement benefit plans amount is an estimate.    6 Excludes the portion related to the legally required social security contributions paid by UBS, which for the period from the 2019 AGM to the 2020 AGM is estimated at grant at CHF 323,677 and for the period from the 2018 AGM to the 2019 AGM at CHF 369,772. The legally required social security contributions paid by the non-independent BoD members are included in the amounts shown in this table, as appropriate.    7 Swiss franc amounts have been translated into US dollars for reference at the 2019 performance award currency exchange rate of CHF / USD 1.006.

p

Advisory vote

Corporate governance and compensation
Compensation

Independent BoD members

All BoD members except the Chairman are deemed independent directors and receive a fixed base fee and additional committee fees for their services on the firm’s various board committees as outlined in the below table. For the current period from the 2019 AGM to the 2020 AGM the remuneration framework remains unchanged.

In the current period, the roles of Senior Independent Director and Vice Chairman are both held by one Board member, hence the additional payment for both roles is only paid once. Independent BoD members must use a minimum of 50% of their fees to purchase UBS shares, which are blocked for four years. They may elect to use up to 100% of their fees to purchase blocked UBS shares. In all cases, the number of shares is calculated at a discount of 15% on the average closing price of the 10 trading days leading up to and including the grant date. Independent BoD members do not receive performance awards, severance payments or benefits.

At each AGM, shareholders are invited to approve the aggregate amount of BoD remuneration in Swiss francs, including compensation of the Chairman, which applies until the next AGM. The tables on the following page provide details on the compensation for the independent BoD members in Swiss francs, and, for reference, the total amounts in US dollars.

The remuneration framework for independent BoD members is subject to an annual review based on a proposal submitted by the Chairman of the BoD to the Compensation Committee, which in turn submits a recommendation to the BoD for approval.

In our 2019 review of all elements of our compensation framework we also reflected on our BoD remuneration framework. We concluded that our overall approach for independent Board member compensation remains appropriate. However, a number of adjustments have been made to simplify and rebalance the fee structure while maintaining it at a competitive level. These changes led to a total fee reduction of approximately 14% (depending on allocation of committee membership). The below summarizes the adjustments which become effective for the period from the 2020 AGM to the 2021 AGM.

–   The fixed base fees, which had been broadly flat since 1998, have been reduced from CHF 325,000 to CHF 300,000.

–   While the additional committee fees reflect the work required on these committees, the fees for the Chairs of the Risk and the Compensation Committees have been reduced by CHF 50,000 and CHF 100,000, respectively.

–   We have substantially reduced the additional payment for the Senior Independent Director and Vice Chairman roles to CHF 150,000, a reduction of CHF 100,000. In case both roles are allocated to one Board member, the fee will only be paid once.

–   Independent BoD members must still use a minimum of 50% of their fees to purchase UBS shares, which are blocked for four years, and they may continue to elect to use up to 100% of their fees to purchase blocked UBS shares. We have, however, eliminated the 15% discount at which independent Board members were previously entitled to purchase these shares.

Remuneration framework for independent BoD members

Audited |

Total payments to BoD members
CHF, except where indicated			USD (for reference)
	For the period AGM to AGM[1]	Total[2]	Total[2,3]
Aggregate of all BoD members	2019/2020	12,510,143	12,585,405
	2018/2019	13,449,802

1 The change in reporting period from “financial year” to “AGM to AGM” for the Chairman results in a different total compensation for the period from the 2018 AGM to the 2019 AGM than previously reported for “financial year 2018”, which was CHF 13,458,422. The difference in the total compensation is due to varying benefits and contributions to retirement benefit plans for the Chairman.    2 Includes social security contributions paid by the BoD members but excludes the portion related to the legally required social security contributions paid by UBS, which for the period from the 2019 AGM to the 2020 AGM is estimated at grant at CHF 662,357 and for the period from the 2018 AGM to the 2019 AGM at CHF 831,552.    3 Swiss franc amounts have been translated into US dollars for reference at the 2019 performance award currency exchange rate of CHF / USD 1.006.

p

Audited |

Remuneration details and additional information for independent BoD members
CHF, except where indicated
Name, function[1]	Audit Committee	Compensation Committee	Corporate Culture and Responsibility Committee	Governance and Nominating Committee	Risk Committee	For the period AGM to AGM	Base fee	Committee fee(s)	Additional payments[2]	Total[3]	Share percentage[4]	Number of shares[5,6]
Michel Demaré, former Vice Chairman						2019/2020	–	–	–	–	–	–
	M	M		M		2018/2019	325,000	400,000	250,000	975,000	100	86,010
David Sidwell, Vice Chairman and Senior Independent Director				M	C	2019/2020	325,000	500,000	250,000	1,075,000	50	48,948
				M	C	2018/2019	325,000	500,000	250,000	1,075,000	50	50,097
Jeremy Anderson, member	C		M	M		2019/2020	325,000	450,000		775,000	50	35,288
	C		M			2018/2019	325,000	350,000		675,000	50	31,456
William C. Dudley, member			M		M	2019/2020	325,000	250,000		575,000	50	26,181
						2018/2019	–	–		–	–	–
Reto Francioni, member		M			M	2019/2020	325,000	300,000		625,000	50	28,458
			M		M	2018/2019	325,000	250,000		575,000	50	26,796
Ann F. Godbehere, former member						2019/2020	–	–		–	–	–
	M	C				2018/2019	325,000	500,000		825,000	50	38,447
Fred Hu, member		M				2019/2020	325,000	100,000		425,000	100	27,283
						2018/2019	325,000	–		325,000	50	15,145
Julie G. Richardson, member		C		M	M	2019/2020	325,000	600,000		925,000	50	42,118
		M			M	2018/2019	325,000	300,000		625,000	50	29,126
Isabelle Romy, member	M			M		2019/2020	325,000	300,000		625,000	50	28,458
	M			M		2018/2019	325,000	300,000		625,000	50	29,126
Robert W. Scully, member					M	2019/2020	325,000	200,000		525,000	50	23,904
					M	2018/2019	325,000	200,000		525,000	50	24,466
Beatrice Weder di Mauro, member	M		M			2019/2020	325,000	250,000		575,000	50	26,181
	M		M			2018/2019	325,000	250,000		575,000	50	26,796
Dieter Wemmer, member	M	M				2019/2020	325,000	300,000		625,000	50	28,458
		M			M	2018/2019	325,000	300,000		625,000	50	29,126
Jeanette Wong, member	M					2019/2020	325,000	200,000		525,000	100	33,722
						2018/2019	–	–		–	–	–
Total 2019/2020										7,275,000
Total 2019/2020 in USD (for reference)[7]										7,318,766
Total 2018/2019										7,425,000
Legend: C = Chairperson of the respective Committee, M = Member of the respective Committee

1 Eleven independent BoD members were in office on 31 December 2019. At the 2019 AGM, William C. Dudley and Jeanette Wong were newly elected and Michel Demaré and Ann F. Godbehere did not stand for re-election. Eleven independent BoD members were in office on 31 December 2018.    2 These payments are associated with the Vice Chairman and/or the Senior Independent Director function.    3 Excludes UBS’s portion related to the legally required social security contributions, which for the period from the 2019 AGM to the 2020 AGM is estimated at grant at CHF 338,680 and which for the period from the 2018 AGM to the 2019 AGM was estimated at grant at CHF 461,780. The legally required social security contributions paid by the independent BoD members are included in the amounts shown in this table, as appropriate.    4 Fees are paid 50% in cash and 50% in blocked UBS shares. However, independent BoD members may elect to have 100% of their remuneration paid in blocked UBS shares.    5 For 2019, UBS shares, valued at CHF 12.919 (average closing price of UBS shares over the last 10 trading days leading up to and including the grant date), were granted with a price discount of 15%. These shares are blocked for four years. For 2018, UBS shares, valued at CHF 12.622 (average closing price of UBS shares at the SIX Swiss Exchange over the last 10 trading days leading up to and including the grant date), were granted with a price discount of 15%. These shares are blocked for four years.    6 Number of shares is reduced in case of the 100% election to deduct legally required contributions. All remuneration payments are, where applicable, subject to social security contributions and/or withholding tax.    7 Swiss franc amounts have been translated into US dollars for reference at the 2019 performance award currency exchange rate of CHF / USD 1.006.

p

Advisory vote

Corporate governance and compensation
Compensation

Supplemental information

Fixed and variable compensation for GEB members

Fixed and variable compensation for GEB members[1,2,3]
	Total for 2019		Not deferred		Deferred[4]		Total for 2018
CHF million, except where indicated	Amount	%	Amount	%	Amount	%	Amount
Total compensation
Amount[5]	98	100	42	43	56	57	96
Number of beneficiaries	16						15
Fixed compensation[5,6]	28	29	28	100	0	0	23
Cash-based	24	25	24		0		21
Equity-based	4	4	4		0		2
Variable compensation	70	71	14	20	56	80	73
Cash[7]	14	14	14		0		14
Long-Term Incentive Plan (LTIP) / Equity Ownership Plan (EOP)[8]	35	36	0		35		37
Deferred Contingent Capital Plan (DCCP)[8]	21	21	0		21		22

1 The figures relate to all GEB members in office during 2019. Thirteen GEB members were in office on 31 December 2019 including three new GEB members, one appointed on 1 January 2019 and two on 1 October 2019; three GEB members stepped down, one on 31 December 2018 and two on 30 September 2019. Thirteen GEB members were in office on 31 December 2018 including two new GEB members appointed on 1 October 2018 and one on 1 November 2018; two GEB members stepped down on 31 December 2017 and 30 September 2018.    2 2019 includes compensation for three months paid under the employment contract during the notice period for one GEB member who stepped down on 30 September 2018 as well as compensation for two GEB members who stepped down on 30 September 2019 for nine months in office as GEB member plus for three months paid under the employment contract during the notice period. 2018 includes compensation for six months paid under the employment contract during the notice period to one GEB member who stepped down on 31 December 2017, as well as compensation for one GEB member who stepped down on 30 September 2018 for nine months in office as a GEB member plus for three months paid under the employment contract during the notice period.    3 2019 includes compensation for one newly appointed GEB member for 12 months in office as a GEB member and for two newly appointed GEB members for three months in office as  GEB members. 2018 includes compensation for two newly appointed GEB members for three months in office as GEB members, and for one newly appointed GEB member for two months in office as a GEB member.    4 Based on the specific plan vesting and reflecting the total award value at grant, which may differ from the accounting expenses.    5 Excludes benefits and employer’s contributions to retirement benefit plans. Includes social security contributions paid by GEB members but excludes the portion related to the legally required social security contributions paid by UBS. For 2019, Iqbal Khan received a one-time replacement award of CHF 8 million. This replacement payment is not included in the above table; including this, the 2019 total compensation of GEB members is CHF 106 million.    6 Includes base salary and role-based allowances, rounded to the nearest million.    7 Includes allocation of vested but blocked shares, in line with the remuneration section of the UK Prudential Regulation Authority Rulebook.    8 For the GEB members who are also MRTs (or SMFs), the awards starting with performance year 2017 are no longer permitted to include dividend and interest payments. Accordingly, the amounts reflect for the LTIP / EOP the fair value of the non-dividend-bearing awards and for the DCCP the fair value of the granted non-interest-bearing awards.

Regulated staff

Key Risk Takers

Key Risk Takers (KRTs) are defined as those employees who, by the nature of their roles, have been determined to materially set, commit or control significant amounts of the firm’s resources and/or exert significant influence over its risk profile. This includes employees who work in front-office roles, logistics and control functions. Identifying KRTs globally is part of our risk control framework and an important element in ensuring we incentivize only appropriate risk-taking. For 2019, in addition to GEB members, 661 employees were classified as KRTs throughout the UBS Group globally, including all GMDs and all employees with a total compensation exceeding USD / CHF 2.5 million (Highly Paid Employees) who may not have been identified as KRTs during the performance year.

In line with regulatory requirements, the performance of employees identified as KRTs during the performance year is evaluated by the control functions. In addition, KRTs’ performance awards are subject to a mandatory deferral rate of at least 50%, regardless of whether the deferral threshold has been met. A KRT’s deferred compensation award will only vest if the relevant Group and/or business division performance conditions are met. Consistent with all other employees, the deferred portion of a KRT’s compensation is also subject to forfeiture or reduction if the KRT commits harmful acts.

Fixed and variable compensation for Key Risk Takers[1]
	Total for 2019		Not deferred		Deferred[2]		Total for 2018
USD million, except where indicated	Amount	%	Amount	%	Amount	%	Amount
Total compensation
Amount	1,056	100	670	64	385	36	1,250
Number of beneficiaries	661						675
Fixed compensation[3,4]	388	37	388	100	0	0	417
Cash-based	383	36	383		0		395
Equity-based	6	1	6		0		22
Variable compensation	667	63	282	42	385	58	833
Cash[5]	282	27	282		0		341
Long-Term Incentive Plan (LTIP) / Equity Ownership Plan (EOP) [6]	230	22	0		230		305
Deferred Contingent Capital Plan (DCCP)[6]	155	15	0		155		186

1 Includes employees with a total compensation exceeding USD / CHF 2.5 million (Highly Paid Employees), excluding GEB members who were in office during the performance year 2019, except the new GEB member appointed during 2019, who is included for compensation received in their role as a KRT prior to being appointed to the GEB.    2 Based on the specific plan vesting and reflecting the total value at grant, which may differ from the accounting expenses.    3 Excludes benefits and employer's contributions to retirement benefits plan. Includes social security contributions paid by KRTs but excludes the portion related to the legally required social security contributions paid by UBS.    4 Includes base salary and role-based allowances.    5 Includes allocation of vested but blocked shares, in line with regulatory requirements where applicable.    6 Starting with performance year 2017, KRTs who are also MRTs are no longer permitted to receive dividend and interest payments. Accordingly, the amounts for the EOP/LTIP reflect the fair value of the non-dividend-bearing awards and for the DCCP the fair value of the granted non-interest-bearing awards.

Advisory vote

Corporate governance and compensation
Compensation

Material Risk Takers

For relevant EU-regulated entities, we identify individuals who are deemed to be Material Risk Takers (MRTs) based on local regulatory requirements, the respective EU Commission Delegated Regulation and the EU Capital Requirements Directive of 2013 (CRD IV). This group consists of senior management, risk takers, selected staff in control or support functions and certain employees whose total compensation is above a specified threshold. For 2019, UBS identified 755 MRTs across its EU entities.

Variable compensation awarded to MRTs is subject to specific requirements from local regulators, such as a maximum variable to fixed compensation ratio, which is set at 100% unless approved to be increased to 200% by the shareholders of the respective legal entity. UBS has obtained approval as appropriate through relevant shareholder votes to increase the variable to fixed compensation ratio to 200%. Other applicable regulatory requirements for this population include a minimum deferral rate of 40–60% on performance awards and the delivery of at least 50% of any upfront performance award in UBS shares that vest immediately but are blocked for 12 months.

Any notional shares granted to MRTs under the LTIP, EOP and notional DCCP awards for their performance in 2019 are subject to a six- or 12-month blocking period post vesting and do not pay out dividends or interest during the deferral period.

Performance awards granted to MRTs are also subject to clawback provisions which allow the firm to claim repayment of both the immediate and the vested deferred element of any performance award if an individual is found to have contributed substantially to significant financial losses for the Group or corporate structure in scope, a material downward restatement of disclosed results, or engaged in misconduct and/or failed to take expected actions that contributed to significant reputational harm.

Due to UK regulatory requirements, LTIP awards granted to UK MRTs and SMFs will be subject to an additional non-financial conduct-related metric.

UK Senior Managers and Certification Regime

The Senior Managers and Certification Regime (the SMCR) of the UK Prudential Regulation Authority and Financial Conduct Authority requires that individuals with specified responsibilities, performing certain significant functions and/or those in certain other identified categories be designated as Senior Management Functions (SMFs).

SMFs are subject to specific compensation requirements, including longer deferral, blocking and clawback periods. The deferral period for SMFs is seven years, with the deferred performance awards vesting no faster than pro rata from years 3 to 7. Additionally, these awards are subject to a 12-month blocking period post vesting. The clawback policy for SMFs permits clawback for up to 10 years from the date of performance award grants (applicable if an individual is subject to an investigation at the end of the initial UK seven-year clawback period). All SMFs are also identified as MRTs and as such subject to the same prohibitions on dividend and interest payments.

Control functions and Group Internal Audit

Our control functions must be independent in order to monitor risk effectively. Therefore their compensation is determined separately from the revenue producers that they oversee, supervise or monitor. Their performance award pool is based not on the performance of these businesses, but on the performance of the Group as a whole. In addition, we consider other factors, such as how effectively the function has performed, and our market position. Decisions on individual compensation for the senior managers of the control functions are made by the function heads and approved by the Group CEO. Decisions on individual compensation for the members of Group Internal Audit (GIA) are made by the Head GIA and approved by the Chairman of the BoD. Upon proposal by the Chairman, total compensation for the Head GIA is approved by the Compensation Committee in consultation with the Audit Committee.

2019 performance award pool and expenses

Performance awards granted for the 2019 performance year

The “Variable compensation” table below shows the amount of variable compensation awarded to employees for the performance year 2019, together with the number of beneficiaries for each type of award granted. In the case of deferred awards, the final amount paid to an employee depends on performance conditions and consideration of relevant forfeiture provisions. The deferred share award amount is based on the market value of these awards on the date of grant.

Variable compensation[1]
	Expenses recognized in the IFRS income statement		Expenses deferred to future periods[4]		Adjustments[4]		Total		Number of beneficiaries
USD million, except where indicated	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Non-deferred cash	1,894	2,089	0	0	0	0	1,894	2,089	54,179	51,809
Deferred compensation awards	299	373	429	585	51	71	779	1,029	3,572	3,967
of which: Equity Ownership Plan	122	217	205	325	35[5]	71[5]	362	613	3,228	3,768
of which: Deferred Contingent Capital Plan	113	131	173	238	0	0	286	369	3,552	3,934
of which: Long-Term Incentive Plan	39	0	25	0	16[5]	0	80	0	119	0
of which: Asset Management EOP	25	25	26	22	0	0	51	47	307	284
Total variable compensation – performance award pool	2,193	2,461	429	585	51	71	2,673	3,118	54,210	51,819
Variable compensation – other[2]	159	162	117	180	(50)[6]	(96)[6]	226	246
Financial advisor (FA) variable compensation[3]	3,265	3,266	548	484	0	0	3,813	3,750	6,549	6,850
Total variable compensation including FA variable compensation	5,617	5,889	1,093	1,250	2	(25)	6,711	7,114

1 Expenses under “Variable compensation – other” and “Financial advisor variable compensation” are not part of UBS’s performance award pool.    2 Comprised of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related to the Deferred Contingent Capital Plan.    3 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    4 Estimates as of 31 December 2019 and 2018. Actual amounts to be expensed in future periods may vary, e.g., due to forfeiture of awards.    5 Represents estimated post-vesting transfer restriction and permanent forfeiture discounts.    6 Included in expenses deferred to future periods is an amount of USD 50 million (2018: USD 96 million) in interest expense related to the Deferred Contingent Capital Plan. As the amount recognized as performance award represents the present value of the award at the date it is granted to the employee, this amount is excluded.

2019 performance award pool and expenses

The performance award pool, which includes performance-based variable awards for 2019, was USD 2.7 billion, reflecting a decrease of 14% compared with 2018.

Performance award expenses for 2019 decreased 8% to USD 2.8 billion, reflecting the reduction of the performance award pool for 2019. The “Performance award pool and expenses” table below compares the performance award pool with performance award expenses.

Performance award pool and expenses
USD million, except where indicated	2019	2018	% change
Performance award pool[1]	2,673	3,118	(14)
of which: expenses deferred to future periods and accounting adjustments[2,3]	480	657	(27)
Performance award expenses accrued in the performance year	2,193	2,461	(11)
Performance award expenses related to prior performance years	562	534	5
Total performance award expenses recognized for the year[4]	2,755	2,995	(8)

1 Excluding employer-paid taxes and social security.    2 Estimate as of the end of the performance year. Actual amounts expensed in future periods may vary, e.g., due to forfeiture of awards.    3 Accounting adjustments represent estimated post-vesting transfer restriction and permanent forfeiture discounts.    4 Refer to “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information.

Advisory vote

Corporate governance and compensation
Compensation

GEB and KRTs deferred compensation

The “GEB and KRTs deferred compensation” table below shows the current economic value of unvested outstanding deferred variable compensation awards subject to ex-post adjustments. For share-based plans, the economic value is determined based on the closing share price on 31 December 2019. For notional funds, it is determined using the latest available market price for the underlying funds at year-end 2019, and for deferred cash plans, it is determined based on the outstanding amount of cash owed to award recipients.

GEB and KRTs deferred compensation[1,2,3]
USD million, except where indicated	Relating to awards for 2019[4]	Relating to awards for prior years[5]	Total	of which: exposed to ex-post explicit and / or implicit adjustments	Total deferred compensation year-end 2018	Total amount of deferred compensation paid out in 2019[6]
GEB
Deferred Contingent Capital Plan	21	99	120	100%	119	11
Equity Ownership Plan (including notional funds)	0	129	129	100%	145	25
Long-Term Incentive Plan	35	0	35	100%	0	0
KRTs
Deferred Contingent Capital Plan	155	834	989	100%	1,051	133
Equity Ownership Plan (including notional funds)	182	698	880	100%	979	274
Long-Term Incentive Plan	48	0	48	100%	0	0
Total GEB and KRTs	442	1,760	2,202		2,294	442

1 Based on the specific plan vesting and reflecting the economic value of the outstanding awards, which may differ from the accounting expenses. Year-to-year reconciliations would also need to consider the impacts of additional items including off-cycle awards, FX movements, population changes, and dividend equivalent reinvestments.    2 Refer to “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    3 Starting with performance year 2017, GEB members and KRTs who are also MRTs are no longer permitted to receive dividend and interest payments. Accordingly, the amounts for the EOP/LTIP reflect the fair value of the non-dividend-bearing awards and for the DCCP the fair value of the granted non-interest-bearing awards.    4 Where applicable, amounts are translated into US dollars at the performance award currency exchange rate. For GEB members who were appointed to the GEB during 2019, awards have been pro-rated between KRT and GEB entries accordingly.    5 Takes into account the ex-post implicit adjustments, given the share price movements since grant. For GEB members who were appointed to the GEB part way through 2019, awards have been fully reflected in the GEB entries. Where applicable, amounts are translated from award currency into US dollars using FX rates as at 31 December 2019.    6 Valued at distribution price and FX rate for all awards distributed in 2019. For GEB members who were appointed to the GEB during 2019, value of the awards paid out according to their role at the time of distribution.

The “GEB and KRTs ex-post explicit and implicit adjustments to deferred compensation” table below shows the value of actual ex-post explicit and implicit adjustments to outstanding deferred compensation in the financial year 2019 for GEB members and KRTs.

Ex-post adjustments occur after an award has been granted. Explicit adjustments occur when we adjust compensation by forfeiting deferred awards. Implicit adjustments are unrelated to any action taken by the firm and occur as a result of price movements that affect the value of an award.

The total value of ex-post explicit adjustments made to UBS share awards in 2019, based on the approximately 7.0 million shares forfeited during 2019, is a reduction of USD 88.4 million.

GEB and KRTs ex-post explicit and implicit adjustments to deferred compensation
	Ex-post explicit adjustments to unvested awards[1]		Ex-post implicit adjustments to unvested awards[2]
USD million	31.12.19	31.12.18	31.12.19	31.12.18
GEB
Deferred Contingent Capital Plan	0	0	0	0
Equity Ownership Plan (including notional funds, if applicable)	0	0	(11)	(28)
KRTs
Deferred Contingent Capital Plan	(3)	(17)	0	0
Equity Ownership Plan (including notional funds)	(3)	(13)	(44)	(166)
Total GEB and KRTs	(6)	(30)	(55)	(194)

1 Ex-post explicit adjustments are calculated as units forfeited during the year, valued at the share price on 31 December 2019 (USD 12.58) for 2019. The 2018 data is valued using the share price on 31 December 2018 (USD 12.38). For the notional funds awarded to Asset Management employees under the EOP, this represents the forfeiture credits recognized in 2019 and 2018. For the DCCP, the fair value at grant of the forfeited awards during the year is reflected. For GEB members who were appointed to the GEB during 2019, awards have been fully reflected in the GEB entries.    2 Ex-post implicit adjustments for UBS shares are calculated based on the difference between the weighted average grant date fair value and the share price at year-end. The amount for notional funds is calculated using the mark-to-market change during 2019 and 2018. For GEB members who were appointed to the GEB during 2019, awards have been fully reflected in the GEB entries.

Total personnel expenses for 2019

We employed 68,601 personnel (full-time equivalents) as of 31 December 2019. The net increase of 1,713 compared with 31 December 2018 was largely driven by a 2,583 FTE increase in Corporate Center, mainly as a result of the ongoing insourcing of certain activities from third-party vendors to our Business Solutions Centers, resulting in a decrease of approximately 2,200 outsourced staff. This was partly offset by a 944 FTE decrease in Global Wealth Management, reflecting the effect of cost management initiatives and a review of advisor portfolios.

The “Personnel expenses” table below shows our total personnel expenses for 2019. It includes salaries, pension expenses, social security contributions, variable compensation and other personnel costs. Variable compensation includes cash performance awards paid in 2020 for the 2019 performance year, the amortization of unvested deferred awards granted in previous years and the cost of deferred awards granted to employees who are eligible for retirement in the context of the compensation framework at the date of grant.

The performance award pool reflects the value of performance awards granted relating to the 2019 performance year, including awards that are paid out immediately and those that are deferred. To determine our variable compensation expenses, the following adjustments are required in order to reconcile the performance award pool to the expenses recognized in the Group’s financial statements prepared in accordance with International Financial Reporting Standards (IFRS):

–   reduction for expenses deferred to future periods (amortization of unvested awards granted in 2020 for the performance year 2019) and accounting adjustments; and

–   addition for the 2019 amortization of unvested deferred awards granted in prior years.

As a large part of compensation consists of deferred awards, the amortization of unvested deferred awards granted in prior years forms a significant part of the IFRS expenses in both 2018 and 2019.

→   Refer to “Note 6 Personnel expenses” and “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information

Personnel expenses
	Expenses recognized in the IFRS income statement
USD million	Related to the performance year 2019	Related to prior performance years	Total expenses recognized in 2019	Total expenses recognized in 2018	Total expenses recognized in 2017
Salaries[1]	6,518	0	6,518	6,448	6,154
Non-deferred cash	1,894	(26)	1,868	2,057	2,062
Deferred compensation awards	299	588	887	938	1,088
of which: Equity Ownership Plan	122	300	422	526	583
of which: Deferred Contingent Capital Plan	113	262	375	357	444
of which: Long-Term Incentive Plan	39	0	39	0	0
of which: Asset Management EOP	25	26	51	53	57
of which: Other performance awards	0	0	0	2	4
Total variable compensation – performance awards[2]	2,193	562	2,755	2,995	3,151
of which: guarantees for new hires	15	14	29	43	36
Replacement payments[3]	5	51	56	72	72
Forfeiture credits	0	(86)	(86)	(136)	(107)
Severance payments[4]	125	0	125	123	113
Retention plan and other payments	28	28	56	66	63
Deferred Contingent Capital Plan: interest expense	0	94	94	119	111
Total variable compensation – other[2]	159	88	246	243	252
Contractors	381	0	381	489	460
Social security	783	15	799	791	814
Pension and other post-employment benefit plans[5]	787	0	787	457	723
Financial advisor variable compensation[2,6]	3,265	778	4,043	4,054	4,064
Other personnel expenses	528	27	555	654	581
Total personnel expenses	14,614	1,470	16,084	16,132	16,199

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

Advisory vote

Corporate governance and compensation
Compensation

Vesting of outstanding awards granted in prior years subject to performance conditions

The tables below show the extent to which the performance conditions for awards granted in prior years have been met and the percentage of the awards that vest in 2020.

Equity Ownership Plan (EOP) 2014 / 2015, EOP 2015 / 2016, EOP 2016 / 2017 and EOP 2017 / 2018
Performance conditions	Performance achieved	% of installment vesting
Adjusted return on tangible equity[1] and divisional return on attributed equity	The Group and divisional performance conditions have been satisfied. For EOP 2014 / 2015, the third and final installment for the Group Executive Board (GEB) members vests in full. For EOP 2015 / 2016, the second installment for the GEB members vests in full. For EOP 2016 / 2017, the first installment for the GEB members and the second installment for all other employees covered under the plan vest in full. For EOP 2017 / 2018, the first installment for all other employees covered under the plan vests in full.	100%

1 The assessment for vesting purposes excludes the effect of deferred tax assets (DTAs). Furthermore, DTAs, when positive, have never had an impact on the performance award vesting.

Deferred Contingent Capital Plan (DCCP) 2014 / 2015
Performance conditions	Performance achieved	% of installment vesting
Common equity tier 1 (CET1) capital ratio, viability event and, additionally for GEB, Group adjusted profit before tax	The performance conditions have been satisfied. DCCP 2014 / 2015 vests in full.	100%

Discontinued deferred compensation plans

As of 31 December 2019, there were no discontinued compensation plans with outstanding balances. The firm has not granted any options since 2009.

→   Refer to “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information

List of tables

Advisory vote

Corporate governance and compensation
Compensation

Audited |

Share and option ownership / entitlements of GEB members[1]
Name, function	on 31 December	Number of unvested shares / at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %
Sergio P. Ermotti, Group Chief Executive Officer	2019	1,862,480	2,150,003	4,012,483	0.227
	2018	1,715,430	1,757,766	3,473,196	0.191
Martin Blessing, former Co-President Global Wealth Management	2019	–	–	–	–
	2018	256,356	0	256,356	0.014
Christian Bluhm, Group Chief Risk Officer	2019	440,953	0	440,953	0.025
	2018	259,745	0	259,745	0.014
Markus U. Diethelm, Group General Counsel	2019	698,402	458,426	1,156,828	0.065
	2018	614,222	317,516	931,738	0.051
Kirt Gardner, Group Chief Financial Officer	2019	532,643	129,807	662,450	0.037
	2018	343,120	107,472	450,592	0.025
Suni Harford, President Asset Management	2019	63,211	0	63,211	0.004
	2018	–	–	–	–
Robert Karofsky, Co-President Investment Bank	2019	577,606	492,476	1,070,082	0.061
	2018	500,902	254,119	755,021	0.042
Sabine Keller-Busse, Group Chief Operating Officer and President UBS EMEA	2019	423,778	315,922	739,700	0.042
	2018	259,762	263,362	523,124	0.029
Iqbal Khan, Co-President Global Wealth Management	2019	712,342	0	712,342	0.040
	2018	–	–	–	–
Edmund Koh, President Asia Pacific	2019	380,340	183,104	563,444	0.032
	2018	–	–	–	–
Ulrich Körner, former President Asset Management and President UBS EMEA	2019	–	–	–	–
	2018	910,951	95,597	1,006,548	0.055
Axel P. Lehmann, President Personal & Corporate Banking and President UBS Switzerland	2019	522,202	277,978	800,180	0.045
	2018	307,090	277,978	585,068	0.032
Tom Naratil, Co-President Global Wealth Management and President UBS Americas	2019	1,307,554	609,477	1,917,031	0.108
	2018	1,132,938	484,075	1,617,013	0.089
Piero Novelli, Co-President Investment Bank	2019	599,156	429,652	1,028,808	0.058
	2018	471,049	256,367	727,416	0.040
Markus Ronner, Group Chief Compliance and Governance Officer	2019	214,850	68,097	282,947	0.016
	2018	161,152	173	161,325	0.009
Total	2019	8,335,517	5,114,942	13,450,459	0.761
	2018	6,932,717	3,814,425	10,747,142	0.591

1 Includes all vested and unvested shares of GEB members, including those held by related parties. No options were held in 2019 and 2018 by any GEB member or any of its related parties. Refer to “Note 30 Employee benefits: variable compensation” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    2 Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Compensation philosophy and framework” section of this report for more information about the plans.

p

Audited |

Total of all vested and unvested shares of GEB members[1,2]
	Total	of which: vested	of which: vesting
			2020	2021	2022	2023	2024
Shares on 31 December 2019	13,450,459	5,114,942	1,798,389	1,811,721	2,199,926	1,517,110	1,008,371

			2019	2020	2021	2022	2023
Shares on 31 December 2018	10,747,142	3,814,425	1,745,323	1,761,048	1,738,595	1,146,636	541,112

1 Includes shares held by related parties.    2 Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Compensation philosophy and framework” section of this report for more information.

p

Audited |

Number of shares of BoD members[1]
Name, function	on 31 December	Number of shares held	Voting rights in %
Axel A. Weber, Chairman	2019	938,627	0.053
	2018	764,329	0.042
Michel Demaré, former Vice Chairman[2]	2019	–	–
	2018	322,558	0.018
David Sidwell, Vice Chairman and Senior Independent Director	2019	167,595	0.009
	2018	189,805	0.010
Jeremy Anderson, member	2019	31,456	0.002
	2018	0	0.000
William C. Dudley, member[2]	2019	0	0.000
	2018	–	–
Reto Francioni, member	2019	125,628	0.007
	2018	98,832	0.005
Ann F. Godbehere, former member[2]	2019	–	–
	2018	259,225	0.014
Fred Hu, member	2019	15,145	0.001
	2018	0	0.000
Julie G. Richardson, member	2019	46,283	0.003
	2018	17,157	0.001
Isabelle Romy, member	2019	143,928	0.008
	2018	114,802	0.006
Robert W. Scully, member	2019	71,540	0.004
	2018	47,074	0.003
Beatrice Weder di Mauro, member	2019	172,397	0.010
	2018	145,601	0.008
Dieter Wemmer, member	2019	60,285	0.003
	2018	31,159	0.002
Jeanette Wong, member[2]	2019	0	0.000
	2018	–	–
Total	2019	1,772,884	0.100
	2018	1,990,542	0.109

1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2019 and 2018.    2 At the 2019 AGM, William C. Dudley and Jeanette Wong were newly elected and Michel Demaré and Ann F. Godbehere did not stand for re-election.

p

Audited |

Total of all blocked and unblocked shares of BoD members[1]
	Total	of which: unblocked	of which: blocked until
			2020	2021	2022	2023
Shares on 31 December 2019	1,772,884	502,095	264,889	299,357	270,111	436,432

			2019	2020	2021	2022
Shares on 31 December 2018	1,990,542	636,397	323,051	335,587	366,570	328,937
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

CHF, except where indicated[2]			USD (for reference)
Name, function	on 31 December	Loans[3]	Loans[3]
Axel P. Lehmann, President Personal & Corporate Banking and President UBS Switzerland (highest loan in 2019)	2019	9,140,000	9,440,889
Ulrich Körner, former President Asset Management and President UBS EMEA (highest loan in 2018)	2018	8,240,000
Aggregate of all GEB members[4]	2019	30,700,354	31,711,010
	2018	33,204,000

1 No loans have been granted to related parties of the GEB members at conditions not customary in the market.    2 Swiss franc and US dollar amounts disclosed represent local currency amounts translated at the relevant year-end closing exchange rate.    3 All loans granted are secured loans.    4 No unused uncommitted credit facilities in 2019. Excludes unused uncommitted credit facilities of CHF 2,949,690 in 2018 that had been granted to one GEB member.

p

Audited |

Loans granted to BoD members1

In line with article 33 of the Articles of Association of UBS Group AG, loans to independent Board of Directors (BoD) members are made in the ordinary course of business at general market conditions. The Chairman, as a non-independent member, may be granted loans in the ordinary course of business on substantially the same terms as those granted to employees, including interest rates and collateral, neither involving more than the normal risk of collectability nor containing any other unfavorable features for the firm. The total amount of such loans must not exceed CHF 20 million per BoD member.

CHF, except where indicated[2]			USD (for reference)
	on 31 December	Loans[3,4]	Loans[3,4]
Aggregate of all BoD members	2019	890,439	919,752
	2018	600,000

1 No loans have been granted to related parties of the BoD members at conditions not customary in the market.    2 Swiss franc and US dollar amounts disclosed represent local currency amounts translated at the relevant year-end closing exchange rate.    3 All loans granted are secured loans.    4 CHF 600,000 for Reto Francioni and CHF 290,439 for Dieter Wemmer in 2019 and CHF 600,000 for Reto Francioni in 2018.

p

Audited |

Compensation paid to former BoD and GEB members[1]
CHF, except where indicated[2]					USD (for reference)
	For the year	Compensation	Benefits	Total	Total
Former BoD members	2019	0	0	0	0
	2018	0	0	0
Aggregate of all former GEB members[3]	2019	0	51,912	51,912	53,621
	2018	0	45,556	45,556
Aggregate of all former BoD and GEB members	2019	0	51,912	51,912	53,621
	2018	0	45,556	45,556

1 Compensation or remuneration that is related to the former members’ activity on the BoD or GEB or that is not at market conditions.    2 Swiss franc and US dollar amounts disclosed represent local currency amounts translated at the relevant year-end closing exchange rate.    3 Includes a payment in 2019 and 2018 to one former GEB member.

p

Provisions of the Articles of Association related to compensation

Under the say-on-pay provisions in Switzerland, shareholders of companies listed in Switzerland have significant influence over board and management compensation. At UBS, this is achieved by means of an annual binding say-on-pay vote in accordance with the following provisions of the Articles of Association related to compensation.

Say on pay
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

The Board of Directors may submit for approval by the General Meeting deviating or additional proposals relating to the same or different periods. In the event the General Meeting does not approve a proposal from the Board of Directors, the Board of Directors shall determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts and submit the amount(s) so determined for approval by the General Meeting. UBS Group AG or companies controlled by it may pay or grant compensation prior to approval by the General Meeting, subject to subsequent approval.

Principles of compensation
In line with articles 45 and 46 of the Articles of Association of UBS Group AG, compensation of the members of the Board of Directors shall comprise a base remuneration and may comprise other compensation elements and benefits. Compensation of the members of the Board of Directors is intended to recognize the responsibility and governance nature of their role, to attract and retain qualified individuals and to ensure alignment with shareholders’ interests.

Compensation of the members of the Group Executive Board shall comprise fixed and variable compensation elements. Fixed compensation shall comprise the base salary and may comprise other compensation elements and benefits. Variable compensation elements shall be governed by financial and non-financial performance measures that take into account the performance of UBS Group AG and/or parts thereof, targets in relation to the market, other companies or comparable benchmarks, short- and long-term strategic objectives and/or individual targets. The Board of Directors or, where delegated to it, the Compensation Committee determines the respective performance measures, the overall and individual performance targets, and their achievements. The Board of Directors or, where delegated to it, the Compensation Committee aims to ensure alignment with sustainable performance and appropriate risk-taking through adequate deferrals, forfeiture conditions, caps on compensation, harmful acts provisions and similar means with regard to parts of or all of the compensation. Parts of variable compensation shall be subject to a multi-year vesting period.

Additional amount for GEB members appointed after the vote on the aggregate amount of compensation by the AGM
In line with article 46 of the Articles of Association of UBS Group AG, if the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to also cover the compensation of a person who becomes a member of or is being promoted within the Group Executive Board after the General Meeting has approved the compensation, UBS Group AG or companies controlled by it shall be authorized to pay or grant each such Group Executive Board member a supplementary amount during the compensation period(s) already approved. The aggregate pool for such supplementary amounts per compensation period shall not exceed 40% of the average of total annual compensation paid or granted to the Group Executive Board during the previous three years.

→   Refer to www.ubs.com/governance  for more information

Advisory vote

Corporate governance and compensation
Compensation

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of
UBS Group AG, Zurich

Basel, 27 February 2020

Report of the statutory auditor on the compensation report

We have audited the compensation report dated 27 February 2020 of UBS Group AG for the year ended 31 December 2019. The audit was limited to the information according to articles 14 – 16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance) contained in the following tables labeled "audited" of the compensation report: *Approved fixed compensation*, *Total compensation for GEB members*, *Compensation details and additional information for non-independent BoD members*, *Total payments to BoD members*, *Remuneration details and additional information for independent BoD members*, *Loans granted to GEB members*, *Loans granted to BoD members* and *Compensation paid to former BoD and GEB members*.

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

Opinion
In our opinion, the compensation report for the year ended 31 December 2019 of UBS Group AG complies with Swiss law and articles 14 – 16 of the Ordinance.

Ernst & Young Ltd

Marie-Laure Delarue
Licensed audit expert
(Auditor in charge)

Bruno Patusi
Licensed audit expert

Consolidated financial statements

292	Management’s report on internal control over financial reporting
293	Report of the independent registered public accounting firm on internal control over financial reporting
295	Report of the independent registered public accounting firm on the consolidated financial statements

300	UBS Group AG consolidated financial statements

300	Primary financial statements
300	Income statement
301	Statement of comprehensive income
303	Balance sheet
304	Statement of changes in equity
309	Statement of cash flows

311	Notes to the UBS Group AG consolidated financial statements
311	1	Summary of significant accounting policies
347	2	Segment reporting

352	Income statement notes
352	3	Net interest income and other net income from financial instruments measured at fair value through profit or loss
353	4	Net fee and commission income
353	5	Other income
354	6	Personnel expenses
354	7	General and administrative expenses
355	8	Income taxes
359	9	Earnings per share (EPS) and shares outstanding

360	Balance sheet notes
360	10	Financial assets at amortized cost and other positions in scope of expected credit loss measurement
365	11	Derivative instruments
371	12	Financial assets and liabilities at fair value held for trading
371	13	Financial assets at fair value not held for trading
372	14	Financial assets measured at fair value through other comprehensive income
372	15	Property, equipment and software
373	16	Goodwill and intangible assets
376	17	Other assets
376	18	Amounts due to banks and customer deposits
377	19	Debt issued designated at fair value
378	20	Debt issued measured at amortized cost
380	21	Provisions and contingent liabilities
389	22	Other liabilities

390	Additional information
390	23	Expected credit loss measurement
404	24	Fair value measurement
424	25	Offsetting financial assets and financial liabilities
426	26	Restricted and transferred financial assets
429	27	Maturity analysis of financial liabilities
430	28	Hedge accounting
436	29	Pension and other post-employment benefit plans
450	30	Employee benefits: variable compensation
458	31	Interests in subsidiaries and other entities
464	32	Changes in organization and acquisitions and disposals of subsidiaries and businesses
466	33	Finance lease receivables
466	34	Guarantees, commitments and forward starting transactions
467	35	Related parties
469	36	Invested assets and net new money
470	37	Currency translation rates
471	38	Main differences between IFRS and Swiss GAAP

475	UBS AG consolidated financial information

476	UBS AG consolidated key figures
477	Comparison between UBS Group AG consolidated and UBS AG consolidated
478	Management’s report on internal control over financial reporting
479	Report of the independent registered public accounting firm on internal control over financial reporting
481	Report of the independent registered public accounting firm on the consolidated financial statements

486	UBS AG consolidated financial statements

486	Primary financial statements
486	Income statement
487	Statement of comprehensive income
489	Balance sheet
490	Statement of changes in equity
495	Statement of cash flows

498	Notes to the UBS AG consolidated financial statements
498	1	Summary of significant accounting policies
534	2	Segment reporting

539	Income statement notes
539	3	Net interest income and other net income from financial instruments measured at fair value through profit or loss
540	4	Net fee and commission income
540	5	Other income
541	6	Personnel expenses
541	7	General and administrative expenses
542	8	Income taxes
545	9	Earnings per share (EPS) and shares outstanding

546	Balance sheet notes
546	10	Financial assets at amortized cost and other positions in scope of expected credit loss measurement
551	11	Derivative instruments
557	12	Financial assets and liabilities at fair value held for trading
557	13	Financial assets at fair value not held for trading
558	14	Financial assets measured at fair value through other comprehensive income
558	15	Property, equipment and software
559	16	Goodwill and intangible assets
562	17	Other assets
562	18	Amounts due to banks, customer deposits, and funding from UBS Group AG and its subsidiaries
563	19	Debt issued designated at fair value
564	20	Debt issued measured at amortized cost
566	21	Provisions and contingent liabilities
575	22	Other liabilities

576	Additional information
576	23	Expected credit loss measurement
590	24	Fair value measurement
610	25	Offsetting financial assets and financial liabilities
612	26	Restricted and transferred financial assets
615	27	Maturity analysis of financial liabilities
617	28	Hedge accounting
623	29	Pension and other post-employment benefit plans
638	30	Employee benefits: variable compensation
645	31	Interests in subsidiaries and other entities
651	32	Changes in organization and acquisitions and disposals of subsidiaries and businesses
653	33	Finance lease receivables
653	34	Guarantees, commitments and forward starting transactions
654	35	Related parties
657	36	Invested assets and net new money
658	37	Currency translation rates
659	38	Main differences between IFRS and Swiss GAAP
662	39	Supplemental guarantor information required under SEC regulations

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

UBS’s internal control over financial reporting includes those policies and procedures that:

→  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

→  provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the company are being made only in accordance with authorizations of UBS management; and

→  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of internal control over financial reporting as of 31 December 2019

UBS management has assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2019  based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management believes that, as of 31 December 2019, UBS’s internal control over financial reporting was effective.

The effectiveness of UBS’s internal control over financial reporting as of 31 December 2019  has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on pages 293 to 294, which expresses an unqualified opinion on the effectiveness of UBS’s internal control over financial reporting as of 31 December 2019.

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

Report of Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited UBS Group AG and subsidiaries' internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, UBS Group AG and subsidiaries ("the Company") maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 December 2019 and 2018, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2019, and the related notes and our report dated 27 February 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UBS Group AG and subsidiaries ("the Company") as of 31 December 2019 and 2018, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 27 February 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

EY
Building a better working world

2

Valuation of complex or illiquid instruments at fair value in accordance with IFRS 9 and IFRS 13

Description of the Matter

At 31 December 2019, as explained in notes 1-3f and note 24 to the consolidated financial statements, the Company held financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets and liabilities at fair value not held for trading, and debt issued designated at fair value. In determining the fair value of these financial instruments, the Company used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required complex and significant judgment.

Auditing management's judgments and assumptions used in the estimation of the fair value of complex or illiquid instruments was complex due to the highly judgmental nature of valuation techniques, modelling assumptions and significant unobservable inputs. Judgmental valuation techniques were comprised of discounted cash flow and earnings-based valuation techniques. Judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Judgmental valuation inputs include volatility, correlation, credit spreads and bond price equivalent inputs to the valuation of certain financial instruments where there is a limited degree of observability, and where there is judgmental extrapolation or interpolation and calibration of curves using limited data points, as well as judgmental use of proxy data points.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instruments valuation processes, including controls over market data inputs into valuation models, model governance, and valuation adjustments.

We tested the valuation techniques, models and methodologies, and the inputs used in those models, as outlined above, by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of a specialist, using independent models and inputs, and comparing inputs to available market data among other procedures.

In addition, we evaluated the methodology and inputs used by management in determining funding and credit fair value adjustments on uncollateralized derivatives and fair value option liabilities.

We also assessed management's disclosures regarding fair value measurement (within notes 1-3f and 24 to the consolidated financial statements).

Recognition of deferred tax assets

Description of the Matter

At 31 December 2019, the Company's Deferred Tax Assets ("DTA") were USD 9,537 million (see Note 8 to the Company's consolidated financial statements). DTAs are recognized to the extent it is probable that taxable profits will be available, against which, the deductible temporary differences or the carryforward of unused tax losses within the loss carryforward period can be utilized. There is significant judgment exercised when estimating the future taxable income that is not based on the reversal of taxable temporary differences. Management's estimate of future taxable profits is based on the legal entity strategic plans and is sensitive to the assumptions made in estimating future taxable

EY
Building a better working world

3

income. Additionally, management supports a portion of the net DTA position with tax planning strategies.

Auditing management's assessment of the realizability of the Company's DTAs was complex due to the highly judgmental nature of estimating future taxable profits over the life of the underlying tax loss carryforwards. Estimating future profitability is inherently subjective and is sensitive to future economic, market and other conditions, which are difficult to predict. Specifically, some of the more subjective macro-economic assumptions used included gross domestic product, equity market performance, and interest rates. Additionally, auditing tax planning strategies requires specific tax knowledge and understanding of the applicable tax laws, which are complex and require judgment in the interpretation of such laws and the related application.

How We Addressed the Matter in Our Audit

We evaluated the design and tested the operational effectiveness of management's controls over DTA valuation, which included the assumptions used in developing the legal entity strategic plans, tax planning strategies and estimating future taxable income.
We assessed the completeness and accuracy of the data used for the estimations of future taxable income. This included recalculating the outputs of the models applied to the recognition process for DTAs.

We involved specialists to assist in assessing the key economic assumptions embedded in the legal entity strategic plans. We compared key inputs used to forecast future taxable income to externally available historical and prospective data and assumptions; and assessed the sensitivity of the outcomes using reasonably possible changes in assumptions.

In addition, we assessed the appropriateness and impact of management's tax planning strategies by evaluating whether these strategies were reasonable, available, feasible, and prudent. This evaluation was based on applicable tax laws and an assessment of management's interpretations of such tax laws, our understanding of the Company's business and industry, and the Company's ability to implement the strategies.

We also assessed management's disclosure regarding recognized and unrecognized DTAs (within note 8 to the consolidated financial statements).

Legal Provisions & Contingent Liabilities

Description of the Matter

At 31 December 2019, the Company's provisions for litigation, regulatory and similar matters (legal provisions) were USD 2,475 million. As explained in note 21 to the consolidated financial statements, the Company operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcomes may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the legal provisions which have been established and contingent liabilities.

EY
Building a better working world

4

Auditing management's assessment of legal provisions and contingent liabilities was complex and judgmental due to the significant estimation required to evaluate management's estimate of the probability that an outflow of resources will be required for existing legal matters. In particular, these legal provisions are based on management's estimation of the likelihood of the occurrence of certain scenarios and related impact on the Company's financial position.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operational effectiveness of management's controls over the legal provision and contingencies process. Our procedures included testing of management's review of the accuracy of the inputs to the estimation of the likelihood of the occurrence of certain scenarios and related impact on the Company's financial position.

We assessed the methodologies on which the provision amounts were based with the involvement of specialists, recalculated the provisions, and tested the underlying information. We read the legal analyses of the matters supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as deemed necessary.

We also assessed management's disclosure regarding legal provisions and contingent liabilities (within note 21 to the consolidated financial statements).

Expected Credit Losses

Description of the Matter

At 31 December 2019, the Company's allowances and provisions for expected credit losses ("ECL") was USD 1,029 million. As explained in note 1-3g, note 10 and note 23 to the consolidated financial statements, ECL is recognized for financial assets measured at amortized cost, financial assets measured at Fair Value Through Other Comprehensive Income, fee and lease receivables, financial guarantees and loan commitments. ECL are also recognized on the undrawn portion of revolving revocable credit lines, which include the Company's credit card limits and master credit facilities. The allowance for ECL consists of exposures that are in default which are individually evaluated for impairment (stage 3), as well as losses inherent in the loan portfolio that are not specifically identified (stage 1 and stage 2). Management's estimates for ECL represent the difference between contractual cash flows and those the Company expects to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the following principal factors: probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD").

Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios, their probability weightings and the credit risk models used to estimate stage 1 and stage 2 ECL.

EY
Building a better working world

5

Auditing the measurement of individual ECL for stage 3 was complex due to the high degree of judgment involved in management's process for estimating ECL based on LGD assumptions. These LGD assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operational effectiveness of management's controls over the ECL estimate, including management's choice of, and the probability weighting assigned to, the forward-looking economic scenarios used in measuring ECL. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as gross domestic product, unemployment rate, interest rates and house price indexes.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls, over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of input data for those models, the calculation logic of the models, and the model's output data used in the overall ECL calculation. With the support of specialists, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation and reperforming model calculations among other procedures.

For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process, including an evaluation of the assumptions used by management regarding the future cash flows from the debtors' continuing operations and/or the liquidation of collateral. Additionally, we tested collateral valuation, cash flow assumptions and exit strategies, by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures.

We also assessed management's disclosure regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (note 1-3g, note 10 and note 23 to the consolidated financial statements).

Ernst & Young Ltd

Ernst & Young Ltd

We have served as the Company's auditor since 1998.

Basel, 27 February 2020

Consolidated financial statements
UBS Group AG consolidated financial statements

UBS Group AG consolidated financial statements

Primary financial statements

Audited |

Income statement
		For the year ended
USD million	Note	31.12.19	31.12.18	31.12.17
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	10,684	10,100	10,422
Interest expense from financial instruments measured at amortized cost	3	(7,194)	(6,391)	(5,404)
Interest income from financial instruments measured at fair value through profit or loss	3	4,714	4,660	2,281
Interest expense from financial instruments measured at fair value through profit or loss	3	(3,703)	(3,322)	(1,228)
Net interest income	3	4,501	5,048	6,070
Other net income from financial instruments measured at fair value through profit or loss	3	6,842	6,960	5,637
Credit loss (expense) / recovery	23	(78)	(118)	(131)
Fee and commission income	4	19,110	19,598	19,362
Fee and commission expense	4	(1,696)	(1,703)	(1,840)
Net fee and commission income	4	17,413	17,895	17,522
Other income	5	212	428	524
Total operating income		28,889	30,213	29,622
Personnel expenses	6	16,084	16,132	16,199
General and administrative expenses	7	5,288	6,797	6,949
Depreciation and impairment of property, equipment and software	15	1,765	1,228	1,053
Amortization and impairment of goodwill and intangible assets	16	175	65	71
Total operating expenses		23,312	24,222	24,272
Operating profit / (loss) before tax		5,577	5,991	5,351
Tax expense / (benefit)	8	1,267	1,468	4,305
Net profit / (loss)		4,310	4,522	1,046
Net profit / (loss) attributable to non-controlling interests		6	7	77
Net profit / (loss) attributable to shareholders		4,304	4,516	969

Earnings per share (USD)
Basic	9	1.17	1.21	0.26
Diluted	9	1.14	1.18	0.25

Statement of comprehensive income
	For the year ended
USD million	31.12.19	31.12.18	31.12.17

Comprehensive income attributable to shareholders
Net profit / (loss)	4,304	4,516	969

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	200	(725)	1,595
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(134)	181	(55)
Foreign currency translation differences on foreign operations reclassified to the income statement	52	3	32
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	(14)	2	(6)
Income tax relating to foreign currency translations, including the effect of net investment hedges	0	(2)	(2)
Subtotal foreign currency translation, net of tax	104	(541)	1,564
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	189	(56)	96
Impairment charges reclassified to the income statement from equity	0	0	15
Realized gains reclassified to the income statement from equity	(33)	0	(209)
Realized losses reclassified to the income statement from equity	2	0	14
Income tax relating to net unrealized gains / (losses)	(41)	12	(6)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	117	(45)	(91)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	1,571	(42)	45
Net (gains) / losses reclassified to the income statement from equity	(175)	(294)	(843)
Income tax relating to cash flow hedges	(253)	67	163
Subtotal cash flow hedges, net of tax	1,143	(269)	(635)
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,363	(855)	838

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(146)	(220)	286
Income tax relating to defined benefit plans	(41)	276	11
Subtotal defined benefit plans, net of tax	(186)	56	296
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(400)	517	(315)
Income tax relating to own credit on financial liabilities designated at fair value	8	(8)	(2)
Subtotal own credit on financial liabilities designated at fair value, net of tax	(392)	509	(317)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(578)	565	(20)

Total other comprehensive income	785	(290)	818
Total comprehensive income attributable to shareholders	5,089	4,225	1,787

Table continues on the next page.

Consolidated financial statements
UBS Group AG consolidated financial statements

Statement of comprehensive income (continued)

Table continued from previous page.

	For the year ended
USD million	31.12.19	31.12.18	31.12.17

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	6	7	77

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(4)	(1)	250
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(4)	(1)	250
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(4)	(1)	250
Total comprehensive income attributable to non-controlling interests	2	5	326

Total comprehensive income
Net profit / (loss)	4,310	4,522	1,046
Other comprehensive income	781	(292)	1,068
of which: other comprehensive income that may be reclassified to the income statement	1,363	(855)	838
of which: other comprehensive income that will not be reclassified to the income statement	(582)	563	229
Total comprehensive income	5,091	4,231	2,113

Balance sheet
USD million	Note	31.12.19	31.12.18

Assets
Cash and balances at central banks		107,068	108,370
Loans and advances to banks	10	12,447	16,868
Receivables from securities financing transactions	10, 25	84,245	95,349
Cash collateral receivables on derivative instruments	10, 25	23,289	23,602
Loans and advances to customers	10	326,786	320,352
Other financial assets measured at amortized cost	10, 17a	22,980	22,563
Total financial assets measured at amortized cost		576,815	587,104
Financial assets at fair value held for trading	12, 24	127,514	104,370
of which: assets pledged as collateral that may be sold or repledged by counterparties		41,285	32,121
Derivative financial instruments	11, 24, 25	121,841	126,210
Brokerage receivables	24	18,007	16,840
Financial assets at fair value not held for trading	13, 24	83,944	82,690
Total financial assets measured at fair value through profit or loss		351,307	330,110
Financial assets measured at fair value through other comprehensive income	14, 24	6,345	6,667
Investments in associates	31b	1,051	1,099
Property, equipment and software	15	12,804	9,348
Goodwill and intangible assets	16	6,469	6,647
Deferred tax assets	8	9,537	10,105
Other non-financial assets	17b	7,856	7,410
Total assets		972,183	958,489

Liabilities
Amounts due to banks	18	6,570	10,962
Payables from securities financing transactions	25	7,778	10,296
Cash collateral payables on derivative instruments	25	31,415	28,906
Customer deposits	18	448,284	419,838
Debt issued measured at amortized cost	20	110,497	132,271
Other financial liabilities measured at amortized cost	22a	9,712	6,885
Total financial liabilities measured at amortized cost		614,256	609,158
Financial liabilities at fair value held for trading	12, 24	30,591	28,943
Derivative financial instruments	11, 24, 25	120,880	125,723
Brokerage payables designated at fair value	24	37,233	38,420
Debt issued designated at fair value	19, 24	66,809	57,031
Other financial liabilities designated at fair value	22b, 24	35,940	33,594
Total financial liabilities measured at fair value through profit or loss		291,452	283,711
Provisions	21a	2,974	3,494
Other non-financial liabilities	22c	8,794	9,022
Total liabilities		917,476	905,386

Equity
Share capital		338	338
Share premium		18,064	20,843
Treasury shares		(3,326)	(2,631)
Retained earnings		34,154	30,448
Other comprehensive income recognized directly in equity, net of tax		5,303	3,930
Equity attributable to shareholders		54,533	52,928
Equity attributable to non-controlling interests		174	176
Total equity		54,707	53,103
Total liabilities and equity		972,183	958,489

Consolidated financial statements
UBS Group AG consolidated financial statements

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2017	338	25,958	(2,362)	25,029
Issuance of share capital
Acquisition of treasury shares			(908)[3]
Delivery of treasury shares under share-based compensation plans		(879)	994
Other disposal of treasury shares		1	66[3]
Premium on shares issued and warrants exercised		19
Share-based compensation expensed in the income statement		735
Tax (expense) / benefit		21
Dividends		(2,259)[2]
Preferred notes
Translation effects recognized directly in retained earnings				(46)
New consolidations / (deconsolidations) and other increases / (decreases)		1
Total comprehensive income for the year				949
of which: net profit / (loss)				969
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				296
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(317)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2017	338	23,598	(2,210)	25,932
Effect of adoption of IFRS 9				(518)
Effect of adoption of IFRS 15				(25)
Balance as of 1 January 2018 after the adoption of IFRS 9 and IFRS 15	338	23,598	(2,210)	25,389
Issuance of share capital	0
Acquisition of treasury shares			(1,608)[3]
Delivery of treasury shares under share-based compensation plans		(1,009)	1,137
Other disposal of treasury shares			50[3]
Premium on shares issued and warrants exercised		22
Share-based compensation expensed in the income statement		676
Tax (expense) / benefit		4
Dividends		(2,440)[2]
Translation effects recognized directly in retained earnings				(21)
New consolidations / (deconsolidations) and other increases / (decreases)		(7)
Total comprehensive income for the year				5,080
of which: net profit / (loss)				4,516
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				56
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				509
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2018	338	20,843	(2,631)	30,448

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets at fair value through other comprehensive income	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
3,953	2,901	96	955	52,916	670	53,586
				0		0
				(908)		(908)
				115		115
				67		67
				19		19
				735		735
				21		21
				(2,259)	(77)	(2,337)
				0	(878)	(878)
46		7	39	0		0
				1	17	18
838	1,564	(91)	(635)	1,787	326	2,113
				969	77	1,046
838	1,564	(91)	(635)	838		838
				296		296
				(317)		(317)
				0	250	250
4,838	4,466	13	360	52,495	59	52,554
(74)		(74)		(591)		(591)
				(25)		(25)
4,764	4,466	(61)	360	51,879	59	51,938
				0		0
				(1,608)		(1,608)
				128		128
				50		50
				22		22
				676		676
				4		4
				(2,440)	(10)	(2,450)
21		3	18	0		0
				(7)	122	115
(855)	(541)	(45)	(269)	4,225	5	4,231
				4,516	7	4,522
(855)	(541)	(45)	(269)	(855)		(855)
				56		56
				509		509
				0	(1)	(1)
3,930	3,924	(103)	109	52,928	176	53,103

Consolidated financial statements
UBS Group AG consolidated financial statements

Statement of changes in equity (continued)
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 31 December 2018	338	20,843	(2,631)	30,448
Effect of adoption of IFRIC 23				(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	20,843	(2,631)	30,437
Issuance of share capital	0
Acquisition of treasury shares			(1,771)[3]
Delivery of treasury shares under share-based compensation plans		(886)	983
Other disposal of treasury shares		(2)	94[3]
Premium on shares issued and warrants exercised		29
Share-based compensation expensed in the income statement		619
Tax (expense) / benefit		11
Dividends		(2,544)[2]
Translation effects recognized directly in retained earnings				(9)
New consolidations / (deconsolidations) and other increases / (decreases)		(6)
Total comprehensive income for the year				3,726
of which: net profit / (loss)				4,304
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(186)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(392)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2019	338	18,064	(3,326)	34,154

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.    2 Reflects the payment of an ordinary cash dividend of CHF 0.70 (2018: CHF 0.65; 2017: CHF 0.60) per dividend-bearing share out of the capital contribution reserve.    3 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market-maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets at fair value through other comprehensive income	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
3,930	3,924	(103)	109	52,928	176	53,103
				(11)		(11)
3,930	3,924	(103)	109	52,917	176	53,092
				0		0
				(1,771)		(1,771)
				97		97
				92		92
				29		29
				619		619
				11		11
				(2,544)	(8)	(2,552)
9		0	9	0		0
				(6)	5	(1)
1,363	104	117	1,143	5,089	2	5,091
				4,304	6	4,310
1,363	104	117	1,143	1,363		1,363
				(186)		(186)
				(392)		(392)
				0	(4)	(4)
5,303	4,028	14	1,260	54,533	174	54,707

Consolidated financial statements
UBS Group AG consolidated financial statements

UBS Group AG shares issued and treasury shares held
Number of shares	2019	2018

Shares issued
Balance at the beginning of the year	3,855,634,749	3,853,096,603
Issuance of shares	3,420,646	2,538,146
Balance at the end of the year	3,859,055,395	3,855,634,749

Treasury shares
Balance at the beginning of the year	166,467,802	132,301,550
Acquisitions	146,876,692	103,979,927
Disposals	(70,323,198)	(69,813,675)
Balance at the end of the year	243,021,296	166,467,802

Conditional share capital

As of 31 December 2019, a maximum of CHF 12,170,583, represented by 121,705,830 fully paid registered shares with a par value of CHF 0.10 each, was available to be issued to fund UBS’s employee share option programs.

Additional conditional capital up to a maximum of CHF 38,000,000, represented by up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10 each, was available as of 31 December 2019 for conversion rights and warrants granted in connection with the issuance of bonds or similar financial instruments.

Authorized share capital

UBS Group AG had no authorized capital available to issue on 31 December 2019.

Share repurchase program

UBS has an active share repurchase program to buy back up to CHF 2 billion of its own shares over the three-year period starting from March 2018. Under this program, UBS purchased 69 million shares totaling USD 806 million in 2019 (2018: 48 million shares totaling USD 762 million).

Statement of cash flows
	For the year ended
USD million	31.12.19	31.12.18	31.12.17

Cash flow from / (used in) operating activities
Net profit / (loss)	4,310	4,522	1,046
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	1,765	1,228	1,053
Impairment of goodwill	110	0	0
Amortization and impairment of intangible assets	65	65	71
Credit loss expense / (recovery)	78	118	131
Share of net profits of associates / joint ventures and impairment of associates	(45)	(528)	(69)
Deferred tax expense / (benefit)	477	425	3,414
Net loss / (gain) from investing activities	220	(46)	(198)
Net loss / (gain) from financing activities	6,493	(4,828)	2,109
Other net adjustments	854	(1,179)	(855)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	(4,336)	3,504	(3,234)
Securities financing transactions	8,678	(11,230)	(111)
Cash collateral on derivative instruments	2,839	(1,447)	(2,454)
Loans and advances to customers	(3,128)	(5,213)	(14,471)
Customer deposits	23,217	9,138	(12,962)
Financial assets and liabilities at fair value held for trading and derivative financial instruments	(18,829)	11,107	(23,544)
Brokerage receivables and payables	(2,347)	11,432
Financial assets at fair value not held for trading, other financial assets and liabilities	33	11,115	(1,978)
Provisions, other non-financial assets and liabilities	55	1,682	996
Income taxes paid, net of refunds	(804)	(951)	(1,044)
Net cash flow from / (used in) operating activities	19,705	28,913	(52,099)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(26)	(287)	(106)
Disposal of subsidiaries, associates and intangible assets[1]	114	137	339
Purchase of property, equipment and software	(1,584)	(1,688)	(1,627)
Disposal of property, equipment and software	11	114	47
Purchase of financial assets measured at fair value through other comprehensive income	(3,424)	(1,999)	(8,626)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	3,913	1,361	15,250
Net (purchase) / redemption of debt securities measured at amortized cost	(562)	(3,770)
Net (purchase) / redemption of financial assets held to maturity			(91)
Net cash flow from / (used in) investing activities	(1,558)	(6,132)	5,186

Table continues on the next page.

Consolidated financial statements
UBS Group AG consolidated financial statements

Statement of cash flows (continued)

Table continued from previous page.
	For the year ended
USD million	31.12.19	31.12.18	31.12.17

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(17,149)	(12,245)	24,500
Net movements in treasury shares and own equity derivative activity	(1,559)	(1,431)	(730)
Distributions paid on UBS shares	(2,544)	(2,440)	(2,259)
Repayment of lease liabilities[2]	(518)
Issuance of long-term debt, including debt issued designated at fair value	65,047	60,682	51,450
Repayment of long-term debt, including debt issued designated at fair value	(68,883)	(44,344)	(45,187)
Net changes in non-controlling interests and preferred notes	(8)	(31)	(787)
Net cash flow from / (used in) financing activities	(25,614)	190	26,988

Total cash flow
Cash and cash equivalents at the beginning of the year	126,079	104,834	119,014
Net cash flow from / (used in) operating, investing and financing activities	(7,467)	22,971	(19,925)
Effects of exchange rate differences on cash and cash equivalents	1,261	(1,726)	5,745
Cash and cash equivalents at the end of the year[3]	119,873	126,079	104,834
of which: cash and balances at central banks[4]	106,957	108,268	89,968
of which: loans and advances to banks	11,386	15,678	12,773
of which: money market paper[5]	1,530	2,133	2,093

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash[6]	15,315	14,645	12,708
Interest paid in cash[6]	10,769	9,206	6,689
Dividends on equity investments, investment funds and associates received in cash[7]	3,145	2,322	1,828

1 Includes dividends received from associates.    2 Upon adoption of IFRS 16 on 1 January 2019, cash payments for the principal portion of the lease liability previously classified within operating activities have been reclassified to financing activities.    3 USD 3,192 million, USD 5,245 million and USD 2,497 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 December 2019, 31 December 2018 and 31 December 2017, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    4 Includes only balances with an original maturity of three months or less.    5 Money market paper is included in the balance sheet under Financial assets at fair value held for trading (31 December 2019: USD 235 million; 31 December 2018: USD 366 million; 31 December 2017: USD 135 million), Financial assets measured at fair value through other comprehensive income (31 December 2019: USD 24 million; 31 December 2018: USD 8 million; 31 December 2017: USD 17 million), Financial assets at fair value not held for trading (31 December 2019: USD 920 million; 31 December 2018: USD 1,556 million; 31 December 2017: USD 1,941 million) and Other financial assets measured at amortized cost (31 December 2019: USD 351 million; 31 December 2018: USD 204 million; 31 December 2017: USD 0 million).    6 Interest received and paid in cash was restated to represent the total of interest on financial instruments measured at amortized cost / fair value through other comprehensive income (31 December 2018: USD 9,997 million interest received and USD 6,382 million interest paid and 31 December 2017: USD 10,455 million interest received and USD 5,425 million interest paid) and interest on financial instruments measured at fair value through profit or loss (31 December 2018: USD 4,648 million interest received and USD 2,823 million interest paid and 31 December 2017: USD 2,254 million interest received and USD 1,264 million interest paid).    7 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

Changes in liabilities arising from financing activities
USD million	Debt issued measured at amortized cost	of which: short-term	of which: long-term	Debt issued designated at fair value	Over-the-counter (OTC) debt instruments[2]	Total
Balance as of 1 January 2018	143,160	52,270	90,890	50,782	4,428	198,371
Cash flows	(7,402)	(12,245)	4,843	13,332	(1,838)	4,092
Non-cash changes	(3,488)	(1,000)	(2,487)	(7,083)	(140)	(10,711)
of which: foreign currency translation	(3,155)	(1,000)	(2,155)	309	(59)	(2,905)
of which: fair value changes				(7,392)	(82)	(7,475)
of which: other	(332)	0	(332)[1]	0	0	(332)
Balance as of 31 December 2018	132,271	39,025	93,246	57,031	2,450	191,752
Cash flows	(22,704)	(17,149)	(5,555)	2,144	(425)	(20,985)
Non-cash changes	930	(39)	969	7,634	(3)	8,560
of which: foreign currency translation	(476)	(39)	(438)	212	(6)	(270)
of which: fair value changes				7,421	3	7,424
of which: other	1,406	0	1,406[1]	0	0	1,406
Balance as of 31 December 2019	110,497	21,837	88,660	66,809	2,022	179,327

1 Includes the effect of fair value hedges on long-term debt. Refer to Note 1a item 3j and Note 20 for more information.    2 Included in balance sheet line Other financial liabilities designated at fair value.

Notes to the UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies

The following table provides an overview of information included in this Note.

312	a) Significant accounting policies
312	Basis of accounting
312	1) Consolidation
312	a. Consolidation principles
313	b. Structured entities
314	2) Segment reporting
315	3) Financial instruments
315	a. Recognition
315	b. Classification, measurement and presentation
322	c. Interest income and expense
322	d. Derecognition
323	e. Securities borrowing / lending and repurchase / reverse repurchase transactions
323	f. Fair value of financial instruments
324	g. Allowances and provisions for expected credit losses
330	h. Restructured and modified financial assets
331	i. Offsetting
331	j. Hedge accounting
332	k. Embedded derivatives in financial liabilities
333	l. Financial liabilities
333	m. Own credit
333	n. Loan commitments
333	o. Financial guarantee contracts
334	p. Other net income from financial instruments measured at fair value through profit or loss

334	4) Fee and commission income and expenses
336	5) Cash and cash equivalents
336	6) Share-based and other deferred compensation plans
336	7) Pension and other post-employment benefit plans
337	8) Income taxes
338	9) Investments in associates
338	10) Property, equipment and software
339	11) Goodwill and intangible assets
339	12) Provisions and contingent liabilities
340	13) Foreign currency translation
341	14) Equity, treasury shares and contracts on UBS Group AG shares
342	15) Leasing

343	b) Changes in accounting policies, comparability and other adjustments

346	c) International Financial Reporting Standards and Interpretations to be adopted in 2020 and later and other changes

Accounting policies applicable to prior periods

The accounting policies described in Note 1a have been applied consistently in 2019, 2018 and 2017 unless otherwise stated in Note 1b. Exceptions include IFRS 9, Financial Instruments (effective from 1 January 2018), IFRS 15, Revenue from Contracts with Customers (effective from 1 January 2018), and IFRS 16, Leases (effective from 1 January 2019).

Within Note 1a, policies applied in 2018 and 2017, or only in 2017 that differ from those applied to the financial year ended 31 December 2019 are identified with a Comparative policy | signpost. A triangle symbol – p  – indicates the end of these comparative policy sections.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

a) Significant accounting policies

This Note describes the significant accounting policies applied in the preparation of the consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (UBS or the Group). On 27 February 2020, the Financial Statements were authorized for issue by the Board of Directors.

Basis of accounting

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in US dollars (USD), which is also the functional currency of: UBS Group AG; UBS AG’s Head Office; UBS AG, London Branch; and UBS’s US-based operations.

Disclosures provided in the “Risk, treasury and capital management” section of this report that are marked as audited form an integral part of the Financial Statements. These disclosures relate to requirements under IFRS 7, Financial Instruments: Disclosures, and IAS 1, Presentation of Financial Statements, and are not repeated in this section.

The accounting policies described in this Note have been applied consistently in 2019, 2018 and 2017 unless otherwise stated in Note 1b. Exceptions include IFRS 9, Financial Instruments (effective from 1 January 2018), IFRS 15, Revenue from Contracts with Customers (effective from 1 January 2018), and IFRS 16, Leases (effective from 1 January 2019). Within this Note, policies applied in 2018 and 2017 or only in 2017 that differ from those applied to the financial year ended 31 December 2019 are identified as “Comparative policy.”

Critical accounting estimates and judgments

Preparation of these Financial Statements under IFRS requires management to apply judgment and make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and liabilities, and may involve significant uncertainty at the time they are made. Such estimates and assumptions are based on the best available information. UBS regularly reassesses the estimates and assumptions, which encompass historical experience, expectations of the future and other pertinent factors, to determine their continuing relevance based on current conditions, updating them as necessary. Changes in those estimates and assumptions may have a significant effect on the Financial Statements. Furthermore, actual results may differ significantly from UBS’s estimates, which could result in significant losses to the Group, beyond what was anticipated or provided for.

The following areas contain estimation uncertainty or require critical judgment and have a significant effect on the amounts recognized in the Financial Statements:

–     fair value measurement (refer to item 3f in this Note and to Note 24);

–     expected credit loss measurement (refer to item 3g in this Note and to Note 23);

–     assessment of the business model and certain contractual features when classifying financial instruments (refer to item 3b in this Note);

–     pension and other post-employment benefit plans (refer to item 7 in this Note and to Note 29);

–     income taxes (refer to item 8 in this Note and to Note 8);

–     goodwill (refer to item 11 in this Note and to Note 16);

–     provisions and contingent liabilities (refer to item 12 in this Note and to Note 21);

–     consolidation of structured entities (refer to item 1 in this Note and to Note 31); and

–     determination of the functional currency and assessing the earliest date from which it is practical to perform a restatement following a change in presentational currency for the year ended 31 December 2018 (refer to item 13 in this Note).

1) Consolidation

a. Consolidation principles

The Financial Statements comprise the financial statements of the parent company (UBS Group AG) and its subsidiaries, presented as a single economic entity, whereby intercompany transactions and balances have been eliminated. UBS consolidates all entities that it controls, including controlled structured entities (SEs), which is the case when it has: (i) power over the relevant activities of the entity; (ii) exposure to an entity‘s variable returns; and (iii) the ability to use its power to affect its own returns.

Where an entity is governed by voting rights, control is generally indicated by a direct shareholding of more than one-half of the voting rights.

Note 1  Summary of significant accounting policies (continued)

In other cases, the assessment of control is more complex and requires greater use of judgment. Where UBS has an interest in an entity that exposes it to variability, UBS considers whether it has power over the relevant activities of the entity that allows it to affect the variability of its returns. Consideration is given to all facts and circumstances to determine whether the Group has power over another entity, i.e., the current ability to direct the relevant activities of an entity when decisions about those activities need to be made. Factors such as the purpose and design of the entity, rights held through contractual arrangements (such as call rights, put rights or liquidation rights) as well as potential decision-making rights are all considered in this assessment. Where the Group has power over the relevant activities, a further assessment is made to determine whether, through that power, it has the ability to affect its own returns by assessing whether power is held in a principal or agent capacity. Consideration is given to: (i) the scope of decision-making authority; (ii) rights held by other parties, including removal or other participating rights; and (iii) exposure to variability, including remuneration, relative to total variability of the entity, as well as whether that exposure is different from that of other investors. If, after reviewing these factors, UBS concludes that it can exercise its power to affect its own returns, the entity is consolidated.

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

The classes of SEs with which UBS is involved include the following:

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

–   Investment fund structured entities have a collective investment objective, are managed by an investment manager and are either passively managed, so that any decision making does not have a substantive effect on variability, or are actively managed, and investors or their governing bodies do not have substantive voting or similar rights. UBS creates and sponsors a large number of funds in which it may have an interest through the receipt of variable management fees and/or a direct investment. In addition, UBS has interests in a number of funds created and sponsored by third parties, including exchange-traded funds and hedge funds, to hedge issued structured products.

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

→   Refer to Note 31  for more information

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

2) Segment reporting

UBS’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Corporate Center and qualify as reportable segments for the purpose of segment reporting. Together with Corporate Center, the four business divisions reflect the management structure of the Group. Financial information about the four business divisions and Corporate Center is presented separately in internal management reports to the Group Executive Board, which is considered the “chief operating decision maker” pursuant to IFRS 8, Operating Segments.

Prior to 2018, UBS‘s businesses were organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which were supported by Corporate Center. The five business divisions qualified as reportable segments for the purpose of segment reporting and, together with Corporate Center, reflected the management structure of the Group. Corporate Center – Non-core and Legacy Portfolio was managed and reported as a separate reportable unit within Corporate Center. Financial information about the five business divisions and Corporate Center was presented separately in internal management reports to the Group Executive Board.

Effective from 2018, UBS combined its Wealth Management and Wealth Management Americas business divisions into a single Global Wealth Management business division. Global Wealth Management is managed on an integrated basis, with a single set of performance targets and an integrated operating plan and management structure. Consistent with this, the operating results of Global Wealth Management are presented and assessed on an integrated basis in internal management reports to the Group Executive Board. Consequently, from 2018, Global Wealth Management qualifies as an operating and reportable segment for the purposes of segment reporting and is presented in these Financial Statements alongside Personal & Corporate Banking, Asset Management, the Investment Bank and Corporate Center. Following the change in the composition of UBS’s operating segments and corresponding reportable segments, previously reported segment information has been restated. This change had no material effect on the former segments, including recognized goodwill.

→   Refer to item 11 in this Note and Note 16  for more information

Effective from 2019, UBS has operationally combined Group Treasury activities with Group Asset and Liability Management (Group ALM) and calls this combined unit Group Treasury. In addition, UBS provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group Treasury and Non-core and Legacy Portfolio due to the substantial reduction in the size and resource consumption of these units. Prior-period information has been restated.

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Transactions between the reportable segments are carried out at internally agreed rates and are reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Total intersegment revenues for the Group are immaterial, as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed tangible equity and currency composition. Assets and liabilities of the reportable segments are funded through and invested with Corporate Center, and the net interest margin is reflected in the results of each reportable segment.

Note 1  Summary of significant accounting policies (continued)

Segment assets are based on a third-party view and do not include intercompany balances. This view is in line with internal reporting to the Group Executive Board. Certain assets managed centrally by Corporate Center may be allocated to other segments on a basis different to that on which the corresponding costs or revenues are allocated. For example, certain assets are reported on the balance sheet of Corporate Center, notwithstanding that the costs or revenues associated with these assets may be entirely or partly allocated to the operating segments. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs or revenues are entirely or partly allocated to Corporate Center.

Non-current assets disclosed for segment reporting purposes represent assets that are expected to be recovered more than 12 months after the reporting date, excluding financial instruments, deferred tax assets and post-employment benefits.

→   Refer to Notes 1b  and 2  for more information

3) Financial instruments

a. Recognition

UBS recognizes financial instruments when it becomes a party to the contractual provisions of the instrument. UBS applies settlement date accounting to all regular way purchases and sales of non-derivative financial instruments.

In transactions in which UBS acts as a transferee, to the extent that the transfer of a financial asset does not qualify for derecognition by the transferor, UBS does not recognize the transferred instrument as its asset.

UBS also acts in a fiduciary capacity, which results in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. Unless these items meet the definition of an asset and the recognition criteria are satisfied, such assets are not recognized on UBS’s balance sheet. Consequently, the related income is excluded from these Financial Statements.

Client cash balances associated with derivatives clearing and execution services are not recognized on the balance sheet if, through contractual agreement, regulation or practice, the Group neither obtains benefits from nor controls the client cash balances.

b. Classification, measurement and presentation

All financial instruments are on initial recognition measured at fair value. In the case of financial instruments subsequently measured at amortized cost or fair value through other comprehensive income (FVOCI), the initial fair value is adjusted for directly attributable transaction costs.

Policy applicable from 1 January 20181

On initial recognition, financial assets are classified as measured at amortized cost, FVOCI or fair value through profit or loss (FVTPL).

A debt instrument is measured at amortized cost if it meets both of the following conditions:

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

The Group originates loans to hold to maturity and to sell or sub-participate to other parties, resulting in a transfer of substantially all the risks and rewards, and derecognition of the loan or portions of it. The Group considers the activities of lending to hold and lending to sell or sub-participate as two separate business models, with financial assets within the former considered to be within a business model that has an objective of holding assets to collect contractual cash flows, and those within the latter included in a trading portfolio. In certain cases, it may not be possible on origination to identify whether loans or portions of loans will be sold or sub-participated and certain loans may be managed on a fair value basis through, for instance, using credit derivatives. These financial assets are mandatorily measured at FVTPL.

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

Classification, measurement and presentation of financial assets from 1 January 2018

Financial assets classification		Significant items included	Measurement and presentation
Measured at amortized cost

This classification includes:

–  cash and balances at central banks;

–  loans and advances to banks;

–  cash collateral receivables on securities borrowed;

–  receivables on reverse repurchase agreements;

–  cash collateral receivables on derivative instruments;

–  residential and commercial mortgages;

–  corporate loans;

–  secured loans, including Lombard loans, and unsecured loans;

–  loans to financial advisors; and

–  debt securities held as high-quality liquid assets (HQLA).

Measured at amortized cost using the effective interest rate (EIR) method less allowances for expected credit losses (ECL) (refer to items 3c and 3g in this Note for more information).

The following items are recognized in the income statement:

–  interest income, which is accounted for in accordance with item 3c in this Note;

–  ECL and reversals; and

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

Measured at FVOCI	Debt instruments measured at FVOCI	This classification primarily includes debt securities and certain asset-backed securities held as HQLA.

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

The following items are recognized in the income statement:

–  interest income, which is accounted for in accordance with item 3c in this Note;

–  ECL and reversals; and

–  foreign exchange translation gains and losses.

The amounts recognized in the income statement are determined on the same basis as for financial assets measured at amortized cost.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Classification, measurement and presentation of financial assets from 1 January 2018 (continued)

Financial assets classification		Significant items included	Measurement and presentation
Measured at FVTPL	Held for trading

Financial assets held for trading include:

–  all derivatives with a positive replacement value, except those that are designated and effective hedging instruments; and

–  other financial assets acquired principally for the purpose of selling or repurchasing in the near term, or that are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. Included in this category are debt instruments (including those in the form of securities, money market paper, and traded corporate and bank loans) and equity instruments.

Measured at fair value with changes recognized in profit or loss.

Changes in fair value, initial transaction costs, dividends and gains and losses realized on disposal or redemption are recognized in Other net income from financial instruments measured at fair value through profit or loss, except interest income on instruments other than derivatives (refer to item 3c in this Note and Note 1b for more information), interest on derivatives designated as hedging instruments in certain types of hedge accounting relationships and forward points on certain short- and long-duration foreign exchange contracts, which are reported in Net interest income.

Derivative assets (including derivatives that are designated and effective hedging instruments) are generally presented as Derivative financial instruments, except those exchange-traded and OTC-cleared derivatives that are considered to be settled on a daily basis or in substance net settled on a daily basis, which are presented within Cash collateral receivables on derivative instruments.

The presentation of fair value changes on derivatives that are designated and effective hedging instruments depends on the type of hedge relationship (refer to item 3j in this Note for more information).

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

Mandatorily measured at FVTPL – Other

A financial asset is mandatorily measured at FVTPL if:

–  it is not held in a business model whose objective is to hold assets to collect contractual cash flows or to hold them to collect contractual cash flows and sell; and/or

–  the contractual terms give rise to cash flows that are not SPPI; and/or

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

–  certain investment fund holdings and assets held to hedge delivery obligations related to cash-settled employee compensation plans – these assets represent holdings in investment funds, whereby the contractual cash flows do not meet the SPPI criterion because the entry and exit price is based on the fair value of the fund’s assets;

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

Classification, measurement and presentation of financial liabilities

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

Designated at FVTPL

UBS designates at FVTPL the following financial liabilities:

–  issued hybrid debt instruments that primarily include equity-linked, credit-linked and rates-linked bonds or notes;

–  issued debt instruments managed on a fair value basis;

–  certain payables under repurchase agreements and cash collateral on securities lending agreements that are managed in conjunction with associated reverse repurchase agreements and cash collateral on securities borrowed (from 1 January 2018);

–  amounts due under unit-linked investment contracts whose cash flows are linked to financial assets measured at FVTPL and eliminate an accounting mismatch (from 1 January 2018); and

–  brokerage payables, which arise in conjunction with brokerage receivables and are measured at FVTPL to achieve measurement consistency (from 1 January 2018).

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Comparative policy | Policy applicable prior to 1 January 2018

Prior to 1 January 2018, on initial recognition, UBS classified, measured and presented its financial assets and liabilities in accordance with IAS 39, Financial Instruments: Recognition and Measurement. Classification,  measurement and presentation requirements in respect of financial liabilities have been substantially retained by IFRS 9 and are detailed in the “Classification, measurement and presentation of financial instruments from 1 January 2018” table. The following table sets out details of classification, measurement and presentation of financial assets prior to 1 January 2018.

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

Changes in fair value, initial transaction costs and gains and losses realized on disposal or redemption are recognized in Other net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2019: Other net income from fair value changes on financial instruments), except interest and dividend income on instruments other than derivatives (refer to item 3c in this Note), interest on derivatives designated as hedging instruments in certain types of hedge accounting relationships and forward points on certain short duration foreign exchange contracts, which are reported in Net interest income.

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

–  loans that are hedged predominantly with credit derivatives – these instruments are designated at fair value to eliminate an accounting mismatch;

–  certain debt securities held as high-quality liquid assets (HQLA) and managed by Corporate Center – Group Treasury on a fair value basis; and

–  assets held to hedge delivery obligations related to cash-settled employee compensation plans – these assets are designated at fair value in order to eliminate an accounting mismatch that would otherwise arise as a result of the liability being measured on a fair value basis.

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
Loans and receivables (amortized cost)

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are not assets for which the Group may not recover substantially all of its initial net investment for reasons other than credit deterioration. This classification includes:

–  cash and balances with central banks;

–  cash collateral receivables on derivative instruments;

–  residential and commercial mortgages;

–  secured loans, including reverse repurchase agreements, receivables under stock borrowing and Lombard loans, and unsecured loans;

–  certain securities held within Corporate Center – Non-core and Legacy Portfolio; and

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

Amounts arising from exchange-traded derivatives (ETD) and certain over-the-counter (OTC) derivatives cleared through central clearing counterparties that are either considered to be daily settled or qualify for offsetting (refer to items 3d and 3i in this Note) are presented within Cash collateral receivables on derivative instruments.

Available for sale

Financial assets classified as available for sale are non-derivative financial assets that are not classified as held for trading, designated at fair value through profit or loss, or loans and receivables. This classification mainly includes debt securities held as HQLA and managed by Corporate Center – Group Treasury, certain asset-backed securities managed by Corporate Center – Group Treasury, investment fund holdings and strategic and commercial equity investments.

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

Interest and dividend income are recognized in the income statement in accordance with item 3c in this Note. Refer to item 13 in this Note for information about the treatment of foreign exchange translation gains and losses.

Held to maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturities for which UBS has the positive intention and ability to hold to maturity.

This classification mainly includes debt securities held as HQLA and managed by Corporate Center – Group Treasury.

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

In determining interest income and expense, the EIR is applied to the gross carrying amount of the financial asset (unless the asset is credit-impaired) or the amortized cost of a financial liability (prior to 1 January 2018: the amortized cost of a financial asset or financial liability). However, when a financial asset becomes credit-impaired after initial recognition, interest income is determined by applying the EIR to the amortized cost of the instrument, which represents the gross carrying amount adjusted for any credit loss allowance. Furthermore, for financial assets that were credit-impaired on initial recognition, interest is determined by applying a credit-adjusted EIR to the amortized cost of the instrument.

Upfront fees, including loan commitment fees where a loan is expected to be issued, and direct costs are included within the initial measurement of a financial instrument measured at amortized cost or FVOCI (prior to 1 January 2018: the financial asset classified as available for sale). Such fees and costs are therefore recognized over the expected life of the instrument as part of its EIR.

Fees related to loan commitments where no loan is expected to be issued, as well as loan syndication fees where UBS does not retain a portion of the syndicated loan or where UBS does retain a portion of the syndicated loan at the same effective yield for comparable risk as other participants, are included in Net fee and commission income.

→   Refer to item 4 in this Note for more information

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

UBS also presents interest income and expense on financial instruments (excluding derivatives) measured at FVTPL including forward points on certain short- and long-duration foreign exchange contracts separately in Interest income (or  Interest expense)  from financial instruments measured at fair value through profit or loss. Furthermore, interest income and expense on derivatives designated as hedging instruments in effective hedge relationships are presented consistently with the interest income and expense of the respective hedged item.

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

→   Refer to item 3j in this Note and Note 3  for more information

d. Derecognition

Financial assets

UBS derecognizes a financial asset, or a portion of a financial asset, from its balance sheet when the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, thus exposing the purchaser to either substantially all the risks and rewards of the asset or a significant part of the risks and rewards combined with a practical ability to sell or pledge the asset.

A financial asset is considered to have been transferred when UBS: (i) transfers the contractual rights to receive the cash flows of the financial asset; or (ii) retains the contractual rights to receive the cash flows of that asset, but assumes a contractual obligation to pay the cash flows to one or more entities.

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

Certain over-the-counter (OTC) derivative contracts and most exchange-traded futures and option contracts cleared through central clearing counterparties and exchanges are considered to be settled on a daily basis through the daily margining process, as the payment or receipt of the variation margin represents legal or economic settlement of a derivative contract, which results in derecognition of the associated positive and negative replacement values.

→   Refer to item 3h of this Note and Note 25  for more information

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

In reverse repurchase and securities borrowing agreements, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Receivables from securities financing transactions, representing UBS’s right to receive the cash. Similarly, in repurchase and securities lending agreements, the cash received is recognized and a corresponding obligation, including accrued interest, is recorded in Payables from securities financing transactions. Additionally, the sale of securities that is settled by delivering securities received in reverse repurchase or securities borrowing transactions triggers the recognition of a trading liability.

Repurchase and reverse repurchase transactions with the same counterparty, maturity, currency and central securities depository are generally presented net, subject to meeting the offsetting requirements described in item 3i of this Note.

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

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Critical accounting estimates and judgments

The use of valuation techniques, modeling assumptions and estimates of unobservable market inputs in the fair valuation of financial instruments requires significant judgment and could affect the amount of gain or loss recorded for a particular position. Valuation techniques that rely more heavily on unobservable inputs inherently require a higher level of judgment than those entirely based on observable inputs.

Valuation techniques, including models, that are used to determine fair values are periodically reviewed and validated by qualified personnel, independent of those who created them. Models are calibrated with the objective of ensuring that outputs reflect observable market data, to the extent possible. Also, UBS prioritizes the use of observable inputs, when available, over unobservable inputs. Judgment is required in selecting appropriate models as well as inputs for which observable data is less readily available.

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

–   Lifetime ECL are recognized if a significant increase in credit risk (SICR) is observed subsequent to the instrument’s initial recognition, reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of a financial instrument, weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in stage 2. Where an SICR is no longer observed, the instrument will move back to stage 1.

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

ECL are recognized in profit or loss with a corresponding ECL allowance reported as a decrease in the carrying amount of financial assets measured at amortized cost on the balance sheet. For financial assets measured at fair value through OCI, the carrying amount is not reduced, but an accumulated amount is recognized in OCI. For off-balance sheet financial instruments and other credit lines, provisions for ECL are reported in Provisions. ECL are recognized within the income statement in Credit loss (expense) / recovery.

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

An instrument is classified as credit-impaired if the counterparty is defaulted, and/or the instrument is identified as POCI. An instrument is POCI if it has been purchased at a deep discount to its carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except when it is POCI), it is reported as a stage 3 instrument and remains as such unless all past due amounts have been rectified, additional payments have been made on time, the position is not classified as credit-restructured, and there is general evidence of credit recovery. A three-month probation period is applied before a transfer back to stages 1 or 2 can be triggered. However, most instruments remain in stage 3 for a longer period.

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

For the purpose of determining the ECL-relevant parameters, UBS leverages its Pillar 1 internal ratings-based (IRB) models that are also used in determining expected loss (EL) and risk-weighted assets under the Basel III framework and Pillar 2 stress loss models. Adjustments have been made to these models and new IFRS 9-related models have been developed that consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that PDs and LGDs used in the ECL calculation are PIT-based, as opposed to the corresponding Basel III through-the-cycle (TTC) parameters. All models that are relevant for measuring expected credit losses have been subject to the existing model validation and oversight processes. The assignment of internal counterparty rating grades and the determination of default probabilities for the purposes of Basel III are not affected by the IFRS 9 ECL calculation.

Probability of default (PD): The PD represents the likelihood of a default over a specified time period. A 12-month PD represents the likelihood of default determined for the next 12 months and a lifetime PD represents the probability of default over the remaining lifetime of the instrument. The lifetime PD calculation is based on a series of 12-month PIT PDs that are derived from TTC PDs and scenario forecasts. This modeling is region-, industry- and client segment-specific and considers both macroeconomic scenario-dependencies and client-idiosyncratic information. To derive the cumulative lifetime PD per scenario, the series of 12-month PIT PDs are transformed into marginal PIT PDs, taking any assumed default events from prior periods into account.

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

Exposure at default (EAD): The EAD represents an estimate of the exposure to credit risk at the time of a potential default occurring during the life of a financial instrument. It represents the cash flows outstanding at the time of default, considering expected repayments, interest payments and accruals, discounted at the EIR. Future drawdowns on facilities are considered through a credit conversion factor (CCF) that is reflective of historical drawdown and default patterns and the characteristics of the respective portfolios. ECL-specific CCFs have been modeled to capture client segment- and product-specific patterns after removing Basel III standard-specific elements, i.e., conservatism and focus on a 12-month period prior to default.

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

–   interest rates, given their significant effect on the counterparties’ abilities to service debt;

–   consumer price indices, given their overall relevance for companies’ performance, private clients’ purchasing power and economic stability; and

–   equity indices, given that they are an important factor in our corporate rating tools.

The forward-looking macroeconomic assumptions used in the ECL calculation are developed by UBS economists, risk methodology personnel and credit risk officers. Assumptions and scenarios are validated and approved through a Scenario Committee and an Operating Committee, which also aim to ensure a consistent use of forward-looking information throughout UBS, including in the business planning process. ECL inputs are tested and reassessed for appropriateness at least once a quarter and appropriate adjustments are made when needed.

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

The Group Model Governance Board, as the highest authority under UBS’s model governance framework, ratifies the decisions by the Operating Committee.

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

Additionally, some financial instruments include both an on-demand loan and a revocable undrawn commitment, where the contractual cancelation right does not limit UBS’s exposure to credit risk to the contractual notice period, as the client has the ability to draw down funds before UBS can take risk-mitigating actions. In such cases, UBS is required to estimate the period over which it is exposed to credit risk. This applies to UBS’s credit card limits, which do not have a defined contractual maturity date, are callable on demand and where the drawn and undrawn components are managed as one unit. The exposure arising from UBS’s credit card limits is not significant and is managed at a portfolio level, with credit actions triggered when balances are past due. An ECL measurement period of seven years is applied for credit card limits, capped at 12 months for stage 1 balances, as a proxy for the period that UBS is exposed to credit risk.

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

Significant increase in credit risk

Financial instruments subject to ECL are monitored on an ongoing basis. To determine whether the recognition of a maximum 12-month ECL continues to be appropriate, an assessment is made as to whether an SICR has occurred since initial recognition of the financial instrument. The assessment criteria include both quantitative and qualitative factors. UBS does not make use of the expedient that no particular SICR test is required for instruments that have low credit risk at reporting date.

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

→   Refer to the “Risk management and control” section of this report for more details about the bank’s internal grading system

Irrespective of the SICR assessment based on default probabilities, credit risk is generally deemed to have significantly increased for an instrument if the contractual payments are more than 30 days past due. For certain less material portfolios, specifically the Swiss credit card portfolio and the loans to financial advisors of Global Wealth Management Region Americas, the 30-day past due criterion is used as the primary indicator of an SICR. Where instruments are transferred to stage 2 due to the 30-day past due criterion, a minimum period of six months is applied before a transfer back to stage 1 can be triggered. For instruments in Personal & Corporate Banking and Global Wealth Management Region Switzerland that are between 90 and 180 days past due but have not been reclassified to stage 3, a one-year period is applied before a transfer back to stage 1 can be triggered.

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

In general, the overall SICR determination process does not apply to Lombard loans, securities financing transactions and certain other asset-based lending transactions, because of the risk management practices adopted, including daily monitoring processes with strict margining requirements that often require the delivery of collateral within a number of days. If margin calls are not satisfied, a position is closed out and classified as a stage 3 position. In exceptional cases, an individual adjustment and a transfer into stage 2 may be made to take account of specific facts.

Credit risk officers are responsible for ensuring that the stage allocation of instruments reflects the identification of an SICR, which for accounting purposes is in some aspects different from internal credit risk management processes for loans with increased credit risk, mainly because ECL accounting requirements are instrument-specific, such that a borrower can have multiple exposures allocated to different stages, and that maturing loans in stage 2 will migrate to stage 1 upon renewal irrespective of the actual credit risk at that time. Under a risk-based approach, a holistic counterparty credit assessment and the absolute level of risk at any given date will determine what risk mitigating actions may be warranted.

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

Modeling and management adjustments

A number of complex models have been developed or modified to calculate ECL, with additional management adjustments required. Internal counterparty rating changes, new or revised models and changes to data may significantly affect ECL. The models are governed by UBS’s model validation controls, which aim to ensure independent verification, and are approved by the Group Model Governance Board (the GMGB). The management adjustments are approved by the IFRS 9 Operating Committee and endorsed by the GMGB.

The Group provides a sensitivity analysis of the effect of scenario selection, scenario weights and SICR trigger points on ECL measurement within Note 23g.

Comparative policy | Policy applicable prior to 1 January 2018

A claim is impaired and an allowance or provision for credit losses is recognized when objective evidence demonstrates that a loss event has occurred after the initial recognition and that the loss event has an effect on the future cash flows that can be reliably estimated (incurred loss approach). UBS considers a claim to be impaired if it will be unable to collect all amounts due thereon based on the original contractual terms as a result of credit deterioration of the issuer or counterparty. A claim can be a loan or receivable measured at amortized cost, or a commitment, such as a letter of credit, a guarantee or a similar instrument.

An allowance for credit losses is reported as a decrease in the carrying amount of a financial asset. For an off-balance sheet item, such as a commitment, a provision for credit losses is reported in Provisions. Changes to allowances and provisions for credit losses are recognized in Credit loss (expense) / recovery.

Critical accounting estimates and judgments

Allowances and provisions for credit losses are evaluated at both a counterparty-specific level and collectively. Judgment is used in making assumptions about the timing and amount of impairment losses.

Counterparty-specific allowances and provisions

Loans are evaluated individually for impairment if objective evidence indicates that a loan may be impaired. Individual credit exposures are evaluated on the basis of the borrower’s overall financial condition, resources and payment record, the prospects of support from contractual guarantors and, where applicable, the realizable value of any collateral. The impairment loss for a loan is the excess of the carrying amount of the financial asset over the estimated recoverable amount. The estimated recoverable amount is the present value, calculated using the loan’s original effective interest rate, of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral. If a loan has a variable interest rate, the discount rate for calculating the recoverable amount is the current effective interest rate. Upon impairment, interest income is accrued by applying the original effective interest rate to the impaired carrying amount of the loan.

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

When payment default is expected or where default has already occurred, UBS may grant concessions to borrowers in financial difficulties that it would otherwise not consider in the normal course of its business, such as preferential interest rates, extension of maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc. When a concession or forbearance measure is granted, each case is considered individually and the exposure is generally classified as being in default. Forbearance classification will remain until the loan is collected or written off, non-preferential conditions are granted that supersede the preferential conditions or until the counterparty has recovered and the preferential conditions no longer exceed our risk tolerance.

Contractual adjustments when there is no evidence of imminent payment default, or where changes to terms and conditions are within UBS’s usual risk tolerance, are not considered to be in forbearance. Modifications represent contractual amendments that result in an alteration of future contractual cash flows and that can occur within UBS’s normal risk tolerance or as part of a credit restructuring where a counterparty is in financial difficulties.

A restructuring or modification of a financial asset could lead to a substantial change in the terms and conditions, resulting in the original financial asset being derecognized and a new financial asset being recognized. Where the modification does not result in a derecognition, any difference between the modified contractual cash flows discounted at the original EIR and the existing gross carrying amount of a financial asset is recognized in profit or loss as a modification gain or loss. Furthermore, the subsequent SICR assessment is made by comparing the risk of default at the reporting date based on the modified contractual terms of the financial asset with the risk of default at initial recognition based on the original, unmodified contractual terms of the financial asset.

Note 1  Summary of significant accounting policies (continued)

i. Offsetting

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

→   Refer to Note 25  for more information

j. Hedge accounting

The Group uses derivative and non-derivative instruments to manage exposures to interest rate and foreign currency risks, including exposures arising from forecast transactions. The Group continues to apply hedge accounting requirements as set out in IAS 39. Qualifying instruments may be designated as hedging instruments in: (i) hedges of the change in fair value of recognized assets or liabilities (fair value hedges); (ii) hedges of the variability in future cash flows attributable to a recognized asset or liability or highly probable forecast transactions (cash flow hedges); or (iii) hedges of a net investment in a foreign operation (net investment hedges).

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

A hedge is considered highly effective if the following criteria are met: (i) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; and (ii) actual results of the hedge are within a range of 80–125%. In the case of hedging forecast transactions, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. UBS discontinues hedge accounting when: (i) it determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge; (ii) the derivative expires or is sold, terminated or exercised; (iii) the hedged item matures, is sold or repaid; or (iv) forecast transactions are no longer deemed highly probable. The Group may also discontinue hedge accounting voluntarily.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging instrument differ from changes in the fair value of the hedged item attributable to the hedged risk, or the amount by which changes in the present value of future cash flows of the hedging instrument exceed changes in the present value of expected cash flows of the hedged item. Such ineffectiveness is recorded in current-period earnings in Other net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2018: Net trading income).

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

→   Refer to Note 3  for more information

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Fair value hedges

For qualifying fair value hedges, the change in the fair value of the hedging instrument is recognized in the income statement along with the change in the fair value of the hedged item that is attributable to the hedged risk. In fair value hedges of interest rate risk, the fair value change of the hedged item attributable to the hedged risk is reflected as an adjustment to the carrying amount of the hedged item. If the hedge accounting relationship is terminated for reasons other than the derecognition of the hedged item, the adjustment to the carrying amount is amortized to the income statement over the remaining term to maturity of the hedged item using the effective interest rate method. For a portfolio hedge of interest rate risk, the equivalent change in fair value is reflected within Other financial assets measured at amortized cost or Other financial liabilities measured at amortized cost. If the portfolio hedge relationship is terminated for reasons other than the derecognition of the hedged item, the amount included in Other financial assets measured at amortized cost or Other financial liabilities measured at amortized cost is amortized to the income statement over the remaining term to maturity of the hedged items using the straight-line method.

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

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Equity (and presented in the statement of changes in equity and statement of comprehensive income under Foreign currency translation), while any gains or losses relating to the ineffective and/or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. Upon disposal or partial disposal of the foreign operation, the cumulative value of any such gains or losses recognized in Equity  associated with the entity is reclassified to Other income.

Economic hedges that do not qualify for hedge accounting

Derivative instruments that are transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes; i.e., realized and unrealized gains and losses are recognized in Other net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2018: Net trading income), except for the forward points on certain short- and long-duration foreign exchange contracts, which are reported in Net interest income.

→   Refer to Note 11  for more information

k. Embedded derivatives in financial liabilities

Derivatives may be embedded in other financial instruments (host contracts). For example, they could be represented by the conversion feature embedded in a convertible bond. Such hybrid instruments arise predominantly from the issuance of certain structured debt instruments. An embedded derivative in a financial liability is generally required to be separated from the host contract and accounted for as a standalone derivative instrument at fair value through profit or loss if: (i) the host contract is not measured at fair value with changes in fair value reported in the income statement; (ii) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; and (iii) the terms of the embedded derivative would meet the definition of a standalone derivative, were they contained in a separate contract.

Typically, UBS applies the fair value option to hybrid instruments (refer to item 3b in this Note for more information), in which case bifurcation of an embedded derivative component is not required.

Note 1  Summary of significant accounting policies (continued)

l. Financial liabilities

Debt issued measured at amortized cost includes contingent capital instruments that contain contractual provisions under which the principal amounts would be written down upon either a specified CET1 ratio breach or a determination by FINMA that a viability event has occurred. Such contractual provisions are not derivatives as the underlying is deemed to be a non-financial variable specific to a party to the contract. Where there is a legal bail-in mechanism for write-down or conversion into equity (as is the case, for instance, with senior unsecured debt issued by the Group that is subject to write-down or conversion under resolution authority granted to FINMA under Swiss law), such a mechanism does not form part of the contractual terms and, therefore, does not affect the amortized cost accounting treatment applied to these instruments. If the debt were to be written down or converted into equity in a future period, the financial liability would be partially or fully derecognized, with the difference between the carrying amount of the debt written down or converted into equity and the fair value of any equity shares issued recognized in the income statement.

In cases where, as part of the Group’s risk management activity, fair value hedge accounting is applied to fixed-rate debt instruments measured at amortized cost, their carrying amount is adjusted for changes in fair value related to the hedged exposure. Refer to item 3j for more information about hedge accounting.

Debt issued and subsequently repurchased in relation to market-making or other activities is treated as redeemed. A gain or loss on redemption (depending on whether the repurchase price of the bond is lower or higher than its carrying amount) is recorded in Other income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

UBS uses the fair value option to designate certain issued debt instruments as financial liabilities designated at fair value through profit or loss, on the basis that such financial instruments include embedded derivatives and/or are managed on a fair value basis (refer to item 3b in this Note for more information).

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

Loan commitments that cannot be canceled by UBS once the commitments have been communicated to the beneficiary or that are revocable only because of automatic cancelation upon deterioration in a borrower’s creditworthiness are considered irrevocable and are classified as: (i) derivative loan commitments measured at fair value through profit or loss; (ii) loan commitments designated at fair value through profit or loss; or (iii) other loan commitments.

The Group recognizes ECL on non-cancelable other loan commitments and those that can be canceled at any time if UBS is exposed to credit risk (refer to item 3g in this Note). Corresponding ECL are presented within Provisions  on the Group’s balance sheet. ECL relating to these other loan commitments are recorded in the income statement in Credit loss (expense) / recovery.

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

Comparative policy | Policy applicable prior to 1 January 2018

When a client draws on a commitment, the resulting loan is classified as a: (i) trading asset, consistent with the associated derivative loan commitment; (ii) financial asset designated at fair value through profit or loss, consistent with the loan commitment designated at fair value through profit or loss; or as a (iii) loan when the associated loan commitment is accounted for as other loan commitments which are not measured at fair value through profit or loss. Consistent with item 3g above, claims under other loan commitments are impaired and an allowance or provision for credit losses is recognized when objective evidence demonstrates that a loss event has occurred after the initial recognition and that the loss event has an effect on the future cash flows that can be reliably estimated (incurred loss approach).p

o. Financial guarantee contracts

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

–   the amount of ECL (refer to item 3g in this Note); and

–   the amount initially recognized less the cumulative amount of income recognized as of the reporting date.

ECL resulting from guarantees is recorded in the income statement in Credit loss (expense) / recovery.

Comparative policy | Policy applicable prior to 1 January 2018

Financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value and are subsequently measured at the higher of the amount initially recognized less cumulative amortization and, to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement in Credit loss (expense) / recovery. p

p. Other net income from financial instruments measured at fair value through profit or loss

The line item Other net income from financial instruments measured at fair value through profit or loss includes fair value gains and losses on financial instruments at fair value through profit or loss other than interest income and expense on non-derivatives (refer to item 3c in this Note). In addition, effective 1 January 2019, the line item includes dividends (prior to 1 January 2019, dividends were included within Net interest income), intermediation income arising from certain client-driven Global Wealth Management and Personal & Corporate Banking financial transactions, foreign currency translation effects and income and expenses from exposures to precious metals.

4) Fee and commission income and expenses

Policy applicable from 1 January 20181

UBS earns fee income from a diverse range of services it provides to its clients. Fee income can be divided into two broad categories: fees earned from services that are provided over a certain period of time, such as asset or portfolio management, custody services and certain advisory services; and fees earned from point-in-time services, such as underwriting fees and brokerage fees (e.g., securities and derivative execution and clearing).

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

Costs to fulfill services over time are recorded in the income statement immediately, because such services are considered to be a series of services that are substantially the same from day to day and have the same pattern of transfer. The costs to fulfill neither generate nor enhance the resources of UBS that will be used to satisfy future performance obligations and cannot be distinguished between those that relate to satisfied and unsatisfied performance obligations. Therefore, these costs do not qualify to be recognized as an asset. Where costs incurred relate to contracts that include variable consideration that is constrained by factors beyond UBS’s control (e.g., successful mergers and acquisitions (M&A) activity), or where UBS has a history of not recovering such costs on similar transactions, such costs are expensed immediately as incurred.

Performance obligations satisfied at a point in time

Fees earned from providing transaction-type services are recognized when the service has been completed, provided such fees are not subject to refund or another contingency beyond the control of UBS.

Incremental costs to fulfill services provided at a point in time are typically incurred and recorded at the same time as the performance obligation is satisfied and revenue is earned, and are therefore not recognized as an asset, e.g., brokerage. Where recovery of costs to fulfill relates to an uncompleted point-in-time service for which the satisfaction of the performance obligation in the contract is dependent upon factors beyond the control of UBS, such as underwriting a successful securities issuance, or where UBS has a history of not recovering such costs through reimbursement on similar transactions, the costs are expensed immediately as incurred.

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

Consideration received is allocated to the separately identifiable performance obligations in a contract. Owing to the nature of UBS’s business, contracts that include multiple performance obligations are typically those that are considered to include a series of similar performance obligations fulfilled over time with the same pattern of transfer to the client, e.g., asset management. As a consequence, UBS is not required to apply significant judgment in allocating the consideration received across the various performance obligations. UBS has taken the practical expedient to not disclose information about the allocation of the transaction price to remaining performance obligations in contracts. This is because contracts are typically less than one year in duration. Where contracts have a longer duration, they are either subject to the variable consideration constraint, with fees calculated on future net asset value, which cannot be included within the transaction price for the contract, or result in revenue being recognized ratably using the output method corresponding directly to the value of the services completed to date and to which UBS would be entitled to invoice upon termination of the contract, e.g., loan commitments.

Presentation of fee and commission income and expense

Fee and commission income and expense are presented gross on the face of the income statement when UBS is considered to be principal in the contractual relationship with its customer and any suppliers used to fulfill such contracts. This occurs where UBS has control over such services and its relationship with suppliers prior to provision of the service to the client. UBS only considers itself to be an agent in relation to services provided by third parties, e.g., third-party execution costs for exchange-traded derivatives and fees payable to third-party research providers, where the client controls both the choice of supplier and the scope of the services to be provided. Furthermore, in order to be considered an agent UBS should generally not take responsibility for the quality of the service, transform or integrate the services into a UBS product. In such circumstances, UBS is essentially acting as a payment agent for its client. When UBS is acting as an agent, any costs incurred are directly offset against the associated income.

Presentation of expenses in the income statement

UBS presents expenses primarily in line with their nature in the income statement, differentiating between expenses that are directly attributable to the satisfaction of specific performance obligations associated with the generation of revenues, which are presented within Total operating income, and those that are related to personnel, general and administrative expenses, which are presented within Total operating expenses.

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

6) Share-based and other deferred compensation plans

Share-based compensation plans

UBS has established share-based compensation plans that are settled in UBS‘s equity instruments or an amount that is based on the value of such instruments. These awards are generally subject to vesting conditions that require employees to complete a specified period of service and, for performance shares, to satisfy specified performance conditions. Share-based compensation expense is recognized, on a per-tranche basis, over the service period based on an estimate of the number of instruments expected to vest and is adjusted to reflect actual outcomes of service or performance conditions. Where the vesting period is shortened, for example in the case of employees affected by restructuring programs or mutually agreed termination provisions, the expense is recognized on an accelerated basis to the termination date.

Where no future service is required, such as for employees who are eligible for retirement or who have met certain age and length-of-service criteria, the services are presumed to have been received and the share-based compensation expense is recognized immediately on, or prior to, the date of grant. Such awards may remain forfeitable. For equity-settled awards, forfeiture events resulting from a breach of a non-vesting condition (i.e., one that does not relate to a service or performance condition) do not result in an adjustment to the share-based compensation expense.

Share-based compensation expense is measured by reference to the fair value of the equity instruments on the date of grant, taking into account the terms and conditions inherent in the award, including, where relevant, dividend rights, transfer restrictions in effect beyond the vesting date, market conditions, and non-vesting conditions. For equity-settled awards, the fair value is not remeasured unless the terms of the award are modified such that there is an incremental increase in value. No adjustments are made for modification that results in a decrease in value. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or, for vested awards, immediately. For cash-settled awards, fair value is re-measured at each reporting date such that the cumulative expense recognized equals the cash distributed.

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

→   Refer to Note 30  for more information

7) Pension and other post-employment benefit plans

UBS sponsors various post-employment benefit plans for its employees worldwide, which include defined benefit and defined contribution pension plans, and other post-employment benefits, such as medical and life insurance benefits that are payable after the completion of employment.

→   Refer to Note 29  for more information

Note 1  Summary of significant accounting policies (continued)

Defined benefit plans

UBS offers defined benefit plans, such as pension and medical insurance benefit plans. Defined benefit plans specify an amount of benefit that an employee will receive, which usually depends on one or more factors, such as age, years of service and compensation. The defined benefit liability recognized in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets at the balance sheet date, with changes resulting from remeasurements recorded immediately in Other comprehensive income. If the fair value of the plan assets is higher than the present value of the defined benefit obligation, the recognition of the resulting net defined benefit asset is limited to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. UBS applies the projected unit credit method to determine the present value of its defined benefit obligations, the related current service cost and, where applicable, past service cost. The projected unit credit method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. These amounts, which take into account the specific features of each plan, including risk sharing between employee and employer, are calculated periodically by independent qualified actuaries.

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

Deferred and current tax assets and liabilities are offset when: (i) they arise in the same tax reporting group; (ii) they relate to the same tax authority; (iii) the legal right to offset exists; and (iv) they are intended to be settled net or realized simultaneously.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Current and deferred taxes are recognized as income tax benefit or expense in the income statement, except for current and deferred taxes recognized: (i) upon the acquisition of a subsidiary (for which such amounts would affect the amount of goodwill arising from the acquisition); (ii) for gains and losses on the sale of treasury shares (for which the tax effects are recognized directly in Equity); (iii) for unrealized gains or losses on financial instruments that are classified at FVOCI (prior to 1 January 2018: financial assets classified as available for sale); (iv) for changes in fair value of derivative instruments designated as cash flow hedges; (v) for remeasurements of defined benefit plans; or (vi) for certain foreign currency translations of foreign operations. Amounts relating to points (iii) through (vi) are recognized in Other comprehensive income within Equity.

UBS reflects the potential effect of uncertain tax positions for which acceptance by the relevant tax authority is not considered probable by adjusting current or deferred taxes, as applicable, using either the most likely amount or expected value methods, depending on which method is deemed a better predictor of the basis on which and extent to which the uncertainty will be resolved.

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

The level of deferred tax asset recognition is influenced by management’s assessment of UBS’s future profitability based on relevant business plan forecasts. Existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. This review is conducted annually, generally in the fourth quarter of each year, but adjustments may be made at other times, if required. In a situation where recent losses have been incurred, convincing other evidence that there will be sufficient future profitability is required.

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

The net investment in an associate is impaired if there is objective evidence of a loss event and the carrying amount of the investment in the associate exceeds its recoverable amount.

→   Refer to Note 31 for more information

10) Property, equipment and software

Property, equipment and software includes own-used properties, leasehold improvements, information technology hardware, externally purchased and internally generated software, as well as communication and other similar equipment. Property, equipment and software is measured at cost less accumulated depreciation and impairment losses and is reviewed at each reporting date for indication for impairment. Software development costs are capitalized only when the costs can be measured reliably and it is probable that future economic benefits will arise. Depreciation of property, equipment and software begins when they are available for use (i.e., when they are in the location and condition necessary for them to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset‘s estimated useful life. The estimated useful economic lives of UBS‘s property, equipment and software are:

–   properties, excluding land: ≤ 67 years

–   IT hardware and communication equipment: ≤ 7 years

–   other machines and equipment: ≤ 10 years

–   software: ≤ 10 years

–   leased properties and leasehold improvements: the shorter of the lease term or the economic life of asset (typically ≤ 20 years).

Note 1  Summary of significant accounting policies (continued)

Property, equipment and software are generally tested for impairment at the appropriate cash-generating unit (CGU) level, alongside goodwill and intangible assets as described in item 11 of this Note. An impairment charge is however only recognized for such assets if both the asset’s fair value less costs of disposal and value in use (if determinable) is below its carrying amount. The fair value of such an asset, other than property which has a market price, is generally determined using a replacement cost approach that reflects the amount that would be currently required by a market participant to replace the service capacity of the asset. If such assets are no longer used, they are tested individually for impairment.

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

Following the integration in 2018 of the Wealth Management and Wealth Management Americas business divisions into the single reportable segment Global Wealth Management, UBS continued to separately monitor the goodwill previously allocated to the two former business divisions. As a consequence, for the purpose of goodwill impairment testing, the former Wealth Management and Wealth Management Americas business divisions are considered to be two separate cash-generating units referred to in Note 16 as Global Wealth Management Americas and Global Wealth Management ex Americas. The remaining goodwill balances are tested at the level of Asset Management and the Investment Bank, with each segment considered a separate cash-generating unit.

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

The key assumptions used to determine the recoverable amounts of each cash-generating unit are tested for sensitivity by applying reasonably possible changes to those assumptions. Refer to Note 16 for details about how the reasonably possible changes may affect the results of UBS‘s model for goodwill impairment testing.

→   Refer to Notes 2 and 16 for more information

12) Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount, and are generally recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, when: (i) UBS has a present obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

The Group recognizes IAS 37 provisions for litigation, regulatory and similar matters when, in the opinion of management after seeking legal advice, the requirements for recognition have been met. A provision may also be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

IAS 37 provisions are measured considering the best estimate of the consideration required to settle the present obligation at the balance sheet date. Such estimates are based on all available information and are revised over time as more information becomes available. If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to settle or discharge the obligation, using a rate that reflects the current market assessments of the time value of money and the risks specific to the obligation.

Provisions that are similar in nature are aggregated to form a class, while the remaining provisions, including those of less significant amounts, are disclosed under Other provisions. Provisions are presented separately on the balance sheet and, when they are no longer considered uncertain in timing or amount, are reclassified to their respective liability lines depending on their nature.

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

The majority of UBS’s provisions relate to litigation, regulatory and similar matters, restructuring, and employee benefits. Restructuring provisions are generally recognized as a consequence of management agreeing to materially change the scope of the business or the manner in which it is conducted, including changes in the management structure. Provisions for employee benefits relate mainly to service anniversaries and sabbatical leave, and are recognized in accordance with measurement principles set out in item 7 of this Note. In addition, UBS presents expected credit loss allowances within Provisions  if they relate to a loan commitment, financial guarantee contract or a revolving revocable credit line.

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

Statistical or other quantitative analytical tools are generally of limited use in determining whether to establish or determine the amount of provisions in the case of litigation, regulatory or similar matters. Furthermore, information currently available to management may be incomplete or inaccurate, increasing the risk of erroneous assumptions with regard to the future development of such matters. Management regularly reviews all the available information regarding such matters, including legal advice, which is a significant consideration, to assess whether the recognition criteria for provisions have been satisfied and to determine the timing and amount of any potential outflows.

→   Refer to Note 21  for more information

13) Foreign currency translation

Transactions denominated in a foreign currency are translated into the functional currency of the reporting entity at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets, including those at FVOCI (prior to 1 January 2018: monetary financial assets classified as available for sale), and monetary liabilities denominated in foreign currency are translated into the functional currency using the closing exchange rate. Translation differences (which for monetary financial assets at FVOCI are determined as if they were financial assets measured at amortized cost) are reported in Other net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2018: Net trading income).

Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction. Prior to 1 January 2018, foreign currency translation differences on non-monetary financial assets classified as available for sale were recorded directly in Equity until the asset was derecognized.

Note 1  Summary of significant accounting policies (continued)

Upon consolidation, assets and liabilities of foreign operations (which from 1 October 2018 also include UBS’s Switzerland-based operations with Swiss franc functional currency) are translated into US dollars, UBS’s presentation currency, at the closing exchange rate on the balance sheet date, and income and expense items and other comprehensive income are translated at the average rate for the period. The resulting foreign currency translation differences attributable to shareholders are recognized in Foreign currency translation within Equity,  which forms part of Total equity attributable to shareholders, whereas the foreign currency translation differences attributable to non-controlling interests are included within Equity attributable to non-controlling interests. Share capital issued, share premium and treasury shares held are translated at the historic average rate, whereby the difference between the historic average rate and the spot rate realized upon repayment of share capital or disposal of treasury shares is reported as Share premium. Cumulative amounts recognized in OCI in respect of cash flow hedges and financial assets measured at FVOCI (prior to 1 January 2018: financial assets classified as available for sale) are translated at the closing exchange rate as of the balance sheet dates, with any translation effects adjusted through Retained earnings.

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

→   Refer to Note 37 for more information
Critical accounting estimates and judgments

The determination of an entity’s functional currency and the trigger for a change requires management to apply significant judgment and assumptions. IAS 21, The Effects of Changes in Foreign Exchange Rates, requires management to consider the underlying transactions, events and conditions that are relevant to the entity when determining the appropriate functional currency and any changes. UBS’s conclusion, in the fourth quarter of 2018, that the functional currency of UBS Group AG, UBS AG’s Head Office in Switzerland and UBS AG, London Branch had changed from the Swiss franc to the US dollar was based on a detailed assessment of the primary currencies affecting and influencing the economics of each entity, considering revenue-generating income streams, expenses, funding and risk management activities.

In addition, determining the earliest date from which it is practicable to perform a restatement following a voluntary change in presentational currency also requires management to apply significant judgment and make estimates and assumptions. UBS’s decision in 2018 to change the presentation currency of UBS Group AG’s consolidated financial statements from the Swiss franc to the US dollar was made in line with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, by assessing the earliest date from which it was practicable to perform a restatement, taking into consideration whether sufficiently reliable data was available for earlier periods and whether any assumptions on management intent or significant estimates of amounts were required. UBS carried out a detailed and extensive data analysis before concluding that 1 January 2004 represented the earliest date available, with the consequence that foreign currency translation gains and losses prior to 2004 were disregarded, and foreign currency translation effects were first calculated from 1 January 2004 onward.

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

Non-controlling interests subject to option arrangements, e.g., written puts, are generally deemed to be acquired by UBS. As a result, the amounts allocated to non-controlling interests are reduced accordingly and a liability equivalent to each option’s exercise price is recognized, with any difference between these two amounts recorded in Share premium.

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

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Net cash settlement contracts

Contracts on UBS Group AG shares that require net cash settlement, or provide the counterparty or UBS with a settlement option that includes a choice of settling net in cash, are classified as held for trading derivatives, with changes in fair value reported in the income statement as Other net income from financial instruments measured at fair value through profit or loss.

15) Leasing

Policy applicable from 1 January 20191

UBS predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices, retail branches and sales offices, with a small number of IT hardware leases. UBS identifies non-lease components of a contract and accounts for them separately from lease components.

When UBS is a lessee in a lease arrangement, UBS recognizes a lease liability and corresponding right-of-use (RoU) asset at the commencement of the lease term when UBS acquires control of the physical use of the asset. Lease liabilities are presented within Other financial liabilities measured at amortized cost and RoU assets within Property, equipment and software. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using UBS’s unsecured borrowing rate, given that the rate implicit in a lease is generally not observable to the lessee. Interest expense on the lease liability is presented within Interest expense from financial instruments measured at amortized cost. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset and/or lease incentives received. The RoU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset, with the depreciation presented within Depreciation and impairment of property, equipment and software.

Lease payments generally include fixed payments and variable payments that depend on an index (such as an inflation index). When a lease contains an extension or termination option that the Group considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. UBS does not typically enter into leases with purchase options or residual value guarantees.

Where UBS acts as a lessor or sub-lessor under a finance lease, a receivable is recognized in Other financial assets measured at amortized cost at an amount equal to the present value of the aggregate of the lease payments plus any unguaranteed residual value that UBS expects to recover at the end of the lease term. Initial direct costs are also included in the initial measurement of the lease receivable. Lease payments received during the lease term are allocated as repayments of the outstanding receivable. Interest income reflects a constant periodic rate of return on UBS’s net investment using the interest rate implicit in the lease (or, for sub-leases, the rate for the head lease). UBS reviews the estimated unguaranteed residual value annually, and if the estimated residual value to be realized is less than the amount assumed at lease inception, a loss is recognized for the expected shortfall. Where UBS acts as a lessor or sub-lessor in an operating lease, UBS recognizes the operating lease income on a straight-line basis over the lease term.

Lease receivables are subject to impairment requirements as set out in item 3g of this Note. Expected credit losses (ECL) on lease receivables are determined following the general impairment model within IFRS 9, Financial Instruments, without utilizing the simplified approach of always measuring impairment at the amount of lifetime ECL.

Comparative policy | Policy applicable prior to 1 January 2019

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

→   Refer to Note 15 and 33  for more information

1 The accounting policy in this section applies from 1 January 2019, the effective date of IFRS 16.

Note 1  Summary of significant accounting policies (continued)

b) Changes in accounting policies, comparability and other adjustments

New or amended accounting standards

Amendments to IAS 39, IFRS 9 and IFRS 7 (Interest Rate Benchmark Reform)

In September 2019, the IASB issued Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39 and IFRS 7, enabling hedge accounting to continue during the period of uncertainty before existing interest rate benchmarks are replaced with alternative risk-free interest rates. The amendments are mandatorily effective from 1 January 2020, with early adoption permitted, and apply to hedge relationships that exist at the beginning of the reporting period or are designated thereafter, and to the gains or losses that exist in OCI on adoption. As permitted by the transitional provisions, UBS early adopted the revisions in 2019. Adopting these amendments allows UBS to maintain its existing hedge accounting relationships and to assume that the current benchmark rates will continue to exist, such that the hedge relationships are considered highly effective on a retrospective and prospective basis, with no consequential impact on the financial statements. Further, the amendments bring in additional disclosure requirements on the effects arising from the change in interest rate benchmarks, which are presented in Note 28.

IFRS 16, Leases

Effective from 1 January 2019, UBS adopted IFRS 16, Leases, which replaced IAS 17, Leases, and sets out the principles for the recognition, measurement, presentation and disclosure of leases.

IFRS 16 introduces a single lessee accounting model and fundamentally changes how UBS accounts for operating leases when acting as a lessee, with a requirement to record a right-of-use (RoU) asset and lease liability on the balance sheet. UBS is a lessee in a number of leases, primarily of real estate, including offices, retail branches and sales offices, with a smaller number of IT hardware leases. As permitted by the transitional provisions of IFRS 16, UBS elected to apply the modified retrospective approach and has not restated comparative figures. Overall, adoption of IFRS 16 resulted in a USD 3.5 billion increase in both total assets and total liabilities in UBS’s consolidated financial statements. The newly recognized right-of-use assets and finance lease receivables were fully allocated to the business divisions. There was no effect on equity.

→   Refer to the tables below and on the following page, and Note 2 for more information

UBS applied the following practical expedients that are permitted on transition to IFRS 16 where UBS is a lessee in a lease previously classified as an operating lease:

–   to not reassess whether or not a contract contained a lease;

–   to rely on previous assessments of whether such contracts were considered onerous;

–   to rely on previous sale-and-leaseback assessments;

–   to adjust lease terms with the benefit of hindsight with respect to whether extension or termination options are reasonably certain of being exercised;

–   to discount lease liabilities using the Group’s incremental borrowing rate in each currency as of 1 January 2019;

–   to initially measure the RoU asset at an amount equal to the lease liability for leases previously classified as operating leases, adjusted for existing lease balances, such as rent prepayments, rent accruals, lease incentives and onerous lease provisions, but excluding initial direct costs; and

–   to not apply IFRS 16 to leases the remaining term of which will end within 12 months from the transition date.

The measurement of leases previously classified as finance leases where UBS acts as a lessee has not changed on transition to IFRS 16. Similarly, UBS has made no adjustments where UBS acts as a lessor, in either a finance or operating lease, of physical assets it owns. Where UBS acts as an intermediate lessor, i.e., where UBS enters into a head lease and sub-leases the asset to a third party, the sub-lease has been classified as either a finance or operating lease based primarily on whether the sub-lease term consumes the majority of the remaining useful life of the RoU asset arising from the head lease as of the transition date.

The following table reconciles the obligations in respect of operating leases as of 31 December 2018 to the opening lease liabilities recognized on 1 January 2019.

Reconciliation between operating lease commitments disclosed under IAS 17 and lease liabilities recognized under IFRS 16
USD million
Total undiscounted operating lease commitments as of 31 December 2018	4,688
Leases with a remaining term of less than one year as of 1 January 2019	(18)
Excluded service components	(296)
Reassessment of lease term for extension or termination options	403
Total undiscounted lease payments	4,777
Discounted at a weighted average incremental borrowing rate of 3.07%	(744)
IFRS 16 transition adjustment	4,033
Finance lease liabilities as of 31 December 2018	24
Carrying amount of total lease liabilities as of 1 January 2019	4,057

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

The following table provides details about the determination of RoU assets on transition.

Determination of RoU assets on transition
USD million	Carrying amount
Recognition of gross RoU assets upon adoption of IFRS 16 (IFRS 16 transition adjustment)	4,033
Offset by liabilities recognized as of 31 December 2018	(521)
of which: other non-financial liabilities (lease incentives)	(204)
of which: other financial liabilities measured at amortized cost (rent accruals)	(185)
of which: provisions (onerous lease provisions)	(132)
Increase in total assets resulting from the adoption of IFRS 16 on 1 January 2019[1]	3,512
Reclassification of assets recognized as of 31 December 2018 as an addition to RoU assets	43
of which: other financial assets measured at amortized cost (finance lease assets recognized under IAS 17 as of 31 December 2018)	24
of which: other non-financial assets (prepaid rent)	19
Reclassification of finance lease receivables from sub-leases to other financial assets measured at amortized cost resulting in a reduction of RoU assets	(176)
Total RoU assets as of 1 January 2019 presented within Property, equipment and software	3,378
1 Total liabilities increased by the same amount upon adoption of IFRS 16.

Lease liabilities are presented within Other financial liabilities measured at amortized cost and RoU assets within Property, equipment and software. Finance lease receivables are included within Other financial assets measured at amortized cost. Due to the practical expedients taken on transition, there was no effect on equity. The weighted average lease term on 1 January 2019 was approximately nine years.

The 2019 depreciation expense for RoU assets, which is presented within Depreciation and impairment of property, equipment and software, was USD 487 million. The 2019 interest expense on lease liabilities, which is presented within Interest expense from financial instruments measured at amortized cost, was USD 122 million. Occupancy expenses, which are presented within General and administrative expenses, decreased by USD 533 million between 2018 and 2019, which primarily reflected the adoption of IFRS 16. The full year effect of the application of IFRS 16 was a net decrease in profit before tax of approximately USD 60 million.

IFRIC 23, Uncertainty over Income Tax Treatments

Effective from 1 January 2019, UBS adopted IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (IFRIC 23), which addresses how uncertain tax positions should be accounted for under IFRS. IFRIC 23 requires that, where acceptance of the tax treatment by the relevant tax authority is considered probable, it should be assumed as an accounting recognition matter that treatment of the item will ultimately be accepted. Therefore no tax provision would be required in such cases. However, if acceptance of the tax treatment is not considered probable, the entity is required to reflect that uncertainty using an expected value (i.e., a probability-weighted approach) or the single most likely amount.

Upon adoption of IFRIC 23 on 1 January 2019, UBS recognized a net tax expense of USD 11 million in retained earnings.

Amendments to IAS 19, Employee Benefits

Effective from 1 January 2019, UBS adopted amendments to IAS 19, Employee Benefits, which address the accounting when a plan amendment, curtailment or settlement occurs during the reporting period. The amendments require entities to use the updated actuarial assumption to determine current service cost and net interest for the remainder of the annual reporting period after such an event. The amendments also clarify how the accounting requirements for a plan amendment, curtailment or settlement affect the asset ceiling requirements. The amendments are effective prospectively for plan amendments, curtailments or settlements that occur on or after 1 January 2019. Adoption on 1 January 2019 had no effect on the Group’s financial statements.

Annual Improvements to IFRS Standards 2015–2017 Cycle

Effective from 1 January 2019, UBS adopted Annual Improvements to IFRS Standards 2015–2017 Cycle, which resulted in amendments to IFRS 3, Business Combinations, IFRS 11, Joint Arrangements, IAS 12, Income Taxes, and IAS 23, Borrowing Costs. Adoption of these amendments on 1 January 2019 had no material effect on the Group’s financial statements.

Note 1  Summary of significant accounting policies (continued)

Other changes to presentation or segment reporting

Presentation of dividend income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2019, UBS refined the presentation of dividend income and expense. This resulted in a reclassification of dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss into Other  net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2019: Other net income from fair value changes on financial instruments). The change aligns the presentation of dividends with related fair value changes from equity instruments and economic hedges, removing volatility that has historically arisen within both Net interest income and Other net income from financial instruments measured at fair value through profit or loss. There is no effect on Total operating income or Net profit / (loss). Prior periods have been restated for this presentational change and the effect on the respective reporting lines is outlined in the table below.

Changes to the presentation of dividend income and expense from financial instruments measured at fair value through profit or loss
	For the year ended
USD million	31.12.18	31.12.17
Interest income from financial instruments measured at fair value through profit or loss	(2,308)	(1,762)
Interest expense from financial instruments measured at fair value through profit or loss	1,331	1,190
Net interest income	(976)	(572)
Other net income from financial instruments measured at fair value through profit or loss	976	572

Changes to Corporate Center

As of 1 January 2019, UBS has operationally combined Group Treasury activities with Group ALM and calls this combined unit Group Treasury.

In order to further align Group and divisional performance, UBS adjusted the methodology for the allocation of Group Treasury and Corporate Center – Services funding costs and expenses to the business divisions. At the same time, UBS updated its funds transfer pricing framework to better reflect the sources and usage of funding. All of these changes became effective as of 1 January 2019 and prior-period segment information has been restated. Together, these changes decreased the operating results of the business divisions and thereby increased their adjusted cost / income ratios 1–2 percentage points, with an offsetting effect of USD 0.7 billion in Corporate Center’s operating profit / (loss) before tax. Corporate Center has retained funding costs for deferred tax assets, costs relating to UBS’s legal entity transformation program and other costs not attributable to, or representative of the performance of, the business divisions.

Alongside the update to allocations and UBS’s funds transfer pricing framework, the Group has increased the allocation of balance sheet resources from Corporate Center to the business divisions, resulting in USD 223 billion of assets allocated from Corporate Center to the business divisions in restated 2018 numbers, predominantly from high-quality liquid assets and certain other assets centrally managed on behalf of the business divisions.

Further, due to the aforementioned changes to UBS’s methodology for allocating funding costs and expenses and a substantial reduction in the size and resource consumption of the various Corporate Center units, UBS provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group Treasury and Non-core and Legacy Portfolio, in compliance with IFRS 8, Operating Segments. Prior-period information has been restated.

→   Refer to Note 2 for more information

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

c) International Financial Reporting Standards and Interpretations to be adopted in 2020 and later and other changes

Adoption of hedge accounting requirements of IFRS 9, Financial Instruments

Effective 1 January 2020, UBS will adopt the hedge accounting requirements of IFRS 9, Financial Instruments for most of its existing hedge accounting programs, including fair value hedges of interest rate risk related to debt instruments, cash flow hedges of forecast transactions and hedges of net investments in foreign operations. As permitted by IFRS 9, UBS will continue to account for its fair value hedges of portfolio interest rate risk related to loans under IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9’s hedge accounting model further aligns accounting with risk management practices, amends hedge effectiveness requirements and prohibits voluntary de-designations. IFRS 9 permits certain additional hedged items, including layer components, net positions, or aggregated exposures, such as a combination of a non-derivative and derivative, to be designated. IFRS 9 also introduces the concept of “cost of hedging,” under which the time value of options, the forward element of a forward contract or foreign currency basis spreads in a cross-currency swap can be deferred in other comprehensive income and, depending on the nature of the hedged transaction, released to the income statement either when the hedged item impacts the income statement or over the term of the hedged item.

The adoption of these requirements will have no consequential financial impact on UBS’s financial statements. However, the adoption will allow UBS to designate more effective hedge accounting relationships going forward, including fair value hedges of foreign currency risk using cross-currency swaps, and reduce income statement volatility caused by foreign currency basis spreads.

Conceptual Framework

In March 2018, the IASB issued a revised version of its Conceptual Framework for Financial Reporting (the Framework). The Framework sets out the fundamental concepts of financial reporting and will be used by the IASB in developing IFRS standards. Preparers use the Framework as a point of reference to develop accounting policies in rare instances where a particular business transaction is not covered by existing IFRS standards.

The adoption of the Framework by UBS on 1 January 2020 will have no effect on the Group’s financial statements.

Amendments to IFRS 3, Business Combinations

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments clarify the definition of a business, with the objective of assisting in the determination of whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments apply to transactions with an acquisition date on or after 1 January 2020. The adoption of these amendments on 1 January 2020 will have no effect on the Group’s financial statements.

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts, which sets out the accounting requirements for contractual rights and obligations that arise from insurance contracts issued and reinsurance contracts held. IFRS 17 is effective from 1 January 2021; however, as part of the targeted amendments to IFRS 17, the IASB is considering delaying the mandatory implementation date by one year. UBS is assessing the standard, but does not expect it to have a material effect on the Group’s financial statements.

Note 2a  Segment reporting

The operational structure of the Group as of 31 December 2019 was comprised of Corporate Center and four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank.

→   Refer to “Segment reporting” in Note 1a for more information

Global Wealth Management

Global Wealth Management provides investment advice and solutions to private clients, in particular in the ultra high net worth and high net worth segments. Clients benefit from Global Wealth Management’s comprehensive set of capabilities, including wealth planning, investing, lending, asset protection, philanthropy, corporate and banking services, as well as family office services in collaboration with the Investment Bank and Asset Management. Global Wealth Management has a global footprint, with the US representing its largest market. Clients are served through local offices and dedicated advisors. The ultra high net worth business is managed globally across the regions.

Personal & Corporate Banking

Personal & Corporate Banking provides comprehensive financial products and services to private, corporate and institutional clients and operates in Switzerland in the private and corporate loan market. Personal & Corporate Banking is central to UBS’s universal bank model in Switzerland and it works with Global Wealth Management, the Investment Bank and Asset Management to help clients receive the best products and solutions for their specific financial needs. While Personal & Corporate Banking operates primarily in its home market of Switzerland, it also provides capabilities to support the growth of the international business activities of UBS’s corporate and institutional clients through local hubs in Frankfurt, New York, Hong Kong and Singapore. The business is divided into Personal Banking and Corporate & Institutional Clients (CIC).

Asset Management

Asset Management is a large-scale and diversified global asset manager. It offers investment capabilities and styles across all major traditional and alternative asset classes, as well as advisory support to institutions, wholesale intermediaries and Global Wealth Management clients around the world. Asset Management offers clients a wide range of investment products and services in different asset classes in the form of segregated, pooled or advisory mandates, as well as registered investment funds in various jurisdictions. It covers the main asset management markets globally, and has a local presence in 22 markets, grouped in four regions: the Americas; Europe, Middle East and Africa; Switzerland; and Asia Pacific.

Investment Bank

The Investment Bank provides a range of services to institutional, corporate and wealth management clients to help them raise capital, grow their businesses, invest and manage risks. It is focused on its traditional strengths in advisory services, capital markets, equities and foreign exchange, complemented by a targeted rates and credit platform. The Investment Bank uses its research and technology capabilities to support its clients as they adapt to the evolving market structures and changes in the regulatory, technological, economic and competitive landscapes. The Investment Bank delivers solutions to clients, using its intellectual capital and electronic platforms. It also provides services to Global Wealth Management, Personal & Corporate Banking and Asset Management. It has a global reach, with a presence in more than 30 countries and principal offices in the major financial hubs.

Corporate Center

Corporate Center consists of the Group Chief Operating Officer area (Group Technology, Group Corporate Services, Group Human Resources and Group Operations), Group Treasury, Group Finance, Group Legal, Group Risk Control, Group Communications & Branding, Group Compliance, Regulatory & Governance, UBS in society, and Non-core and Legacy Portfolio (NCL). Over recent years, UBS has progressively aligned its support functions with the business divisions. The majority of these functions are either fully aligned or shared among business divisions, where they have full management responsibility.

Group Treasury manages the structural risk of UBS’s balance sheet, including interest rate risk, structural foreign exchange risk and collateral risk, as well as the risks associated with the Group’s liquidity and funding portfolios. Group Treasury serves all business divisions through two main risk management areas, and its risk management is fully integrated into the Group’s risk governance framework.

NCL manages legacy positions from businesses exited by the Investment Bank. It is overseen by a committee chaired by the Group Chief Risk Officer. The portfolio also includes positions relating to legal matters arising from businesses that were transferred to it at the time of its formation.

Beginning with the first quarter 2019 and in compliance with IFRS 8, Operating Segments, UBS provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group Treasury and NCL.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 2a  Segment reporting (continued)

Changes in Corporate Center cost and resource allocation to business divisions

In order to further align Group and divisional performance, UBS has adjusted its methodology for the allocation of Corporate Center funding costs and expenses to the business divisions. At the same time, it has updated its funds transfer pricing framework to better reflect the sources and usage of funding. Additionally, UBS has increased the allocation of balance sheet resources from Corporate Center to the business divisions. Prior periods have been restated and the effect on the respective reporting lines is outlined in the table below.

These changes had no effect on the reported results or financial position of the Group.

Upon adoption of IFRS 16, Leases, on 1 January 2019, UBS additionally allocated approximately USD 3.5 billion of newly recognized right-of-use assets and finance lease receivables to the business divisions.

→   Refer to Note 1b for more information

Effects of changes in Corporate Center cost and resource allocation to business divisions on prior-period information
USD million increase / (reduction)	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS

For the year ended 31 December 2018
Operating profit / (loss) before tax	(374)	(116)	(25)	(163)	677	0
Total assets	113,702	61,894	3,769	43,562	(222,927)	0
For the year ended 31 December 2017
Operating profit / (loss) before tax	(351)	(133)	(24)	(180)	689	0
Total assets	102,641	58,196	3,329	41,628	(205,795)	0

Segment reporting
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS

For the year ended 31 December 2019[1]
Net interest income[2]	3,947	1,992	(25)	(669)	(744)	4,501
Non-interest income[2]	12,426	1,744	1,962	7,968	367	24,467
Income	16,373	3,736	1,938	7,299	(378)	28,967
Credit loss (expense) / recovery	(20)	(21)	0	(30)	(7)	(78)
Total operating income	16,353	3,715	1,938	7,269	(385)	28,889
Personnel expenses	7,621	856	722	2,748	4,137	16,084
General and administrative expenses	1,217	224	197	688	2,962	5,288
Services (to) / from Corporate Center and other business divisions	4,056	1,181	486	2,926	(8,648)	0
of which: services from Corporate Center	3,922	1,294	531	2,980	(8,727)	0
Depreciation and impairment of property, equipment and software	5	13	1	8	1,738	1,765
Amortization and impairment of goodwill and intangible assets[3]	56	0	0	115	4	175
Total operating expenses	12,955	2,274	1,406	6,485	192	23,312
Operating profit / (loss) before tax	3,397	1,441	532	784	(577)	5,577
Tax expense / (benefit)						1,267
Net profit / (loss)						4,310
Additional information
Total assets	309,766	209,405	34,565	315,855	102,592	972,183
Additions to non-current assets[4]	68	10	0	1	5,217	5,297

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to further discussion in this note and in Note 1b.    2 Effective 1 January 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Non-interest income. Prior-period information was restated accordingly, with virtually all of the effect on the Group arising from the Investment Bank. Refer to Note 1b for more information.    3 Refer to Note 16 for more information.    4 Upon adoption of IFRS 16 on 1 January 2019, UBS additionally allocated approximately USD 3.5 billion of newly recognized assets to the business divisions, of which USD 3.4 billion related to non-current assets. Refer to Note 1b for more information.

Note 2a  Segment reporting (continued)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS

For the year ended 31 December 2018[1]
Net interest income[2]	4,101	2,049	(29)	(459)	(613)	5,048
Non-interest income[2]	12,700	2,168	1,881	8,538	(4)	25,283
Income	16,800	4,217	1,852	8,079	(617)	30,330
Credit loss (expense) / recovery	(15)	(56)	0	(38)	(8)	(118)
Total operating income	16,785	4,161	1,852	8,041	(626)	30,213
Personnel expenses	7,683	803	703	2,941	4,002	16,132
General and administrative expenses	1,724	285	202	651	3,935	6,797
Services (to) / from Corporate Center and other business divisions	4,070	1,263	518	2,942	(8,793)	0
of which: services from Corporate Center	3,936	1,367	563	2,995	(8,861)	0
Depreciation and impairment of property, equipment and software	4	14	2	8	1,199	1,228
Amortization and impairment of goodwill and intangible assets[3]	50	0	1	12	2	65
Total operating expenses	13,531	2,365	1,426	6,554	346	24,222
Operating profit / (loss) before tax	3,254	1,796	426	1,486	(971)	5,991
Tax expense / (benefit)						1,468
Net profit / (loss)						4,522
Additional information
Total assets	313,737	200,703	28,140	302,253	113,656	958,489
Additions to non-current assets	196	23	1	89	1,666	1,975

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to further discussion in this note and in Note 1b.    2 Effective 1 January 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Non-interest income. Prior-period information was restated accordingly, with virtually all of the effect on the Group arising from the Investment Bank. Refer to Note 1b for more information.    3 Refer to Note 16 for more information.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 2a  Segment reporting (continued)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS

For the year ended 31 December 2017[1]
Net interest income[2]	3,880	2,044	(23)	234	(64)	6,070
Non-interest income[2]	12,265	1,814	2,100	7,508	(4)	23,683
Income[3]	16,144	3,859	2,077	7,742	(68)	29,754
Credit loss (expense) / recovery	(8)	(20)	0	(92)	(11)	(131)
Total operating income	16,136	3,839	2,077	7,650	(80)	29,622
Personnel expenses	7,674	852	731	3,006	3,935	16,199
General and administrative expenses	1,263	296	235	675	4,479	6,949
Services (to) / from Corporate Center and other business divisions	3,926	1,203	543	2,860	(8,532)	0
of which: services from Corporate Center	3,803	1,321	582	2,894	(8,601)	0
Depreciation and impairment of property, equipment and software	4	13	1	10	1,024	1,053
Amortization and impairment of goodwill and intangible assets[4]	49	0	3	12	7	71
Total operating expenses	12,917	2,364	1,514	6,563	913	24,272
Operating profit / (loss) before tax	3,219	1,475	563	1,087	(993)	5,351
Tax expense / (benefit)						4,305
Net profit / (loss)						1,046
Additional information
Total assets	297,631	197,258	17,968	311,359	115,064	939,279
Additions to non-current assets	120	15	1	3	1,607	1,746

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to further discussion in this note and in Note 1b.    2 Effective 1 January 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Non-interest income. Prior-period information was restated accordingly, with virtually all of the effect on the Group arising from the Investment Bank. Refer to Note 1b for more information.    3 Includes impairments of financial assets classified at fair value through other comprehensive income (prior to 2018 classified as financial assets available for sale) for the year ended 31 December 2017 of USD 15 million, of which USD 12 million was recorded in Asset Management.    4 Refer to Note 16 for more information.

Note 2b  Segment reporting by geographic location

The operating regions shown in the table below correspond to the regional management structure of the Group. The allocation of operating income to these regions reflects, and is consistent with, the basis on which the business is managed and its performance is evaluated. These allocations involve assumptions and judgments that management considers to be reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client and trading and portfolio management revenues are attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of the regional Presidents. Certain revenues, such as those related to Non-core and Legacy Portfolio in Corporate Center, are managed at a Group level. These revenues are included in the Global  line.

The geographic analysis of non-current assets is based on the location of the entity in which the assets are recorded.

For the year ended 31 December 2019
	Total operating income		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	12.0	42	8.9	44
of which: USA	10.9	38	8.5	42
Asia Pacific	4.7	16	1.4	7
Europe, Middle East and Africa (excluding Switzerland)	5.8	20	3.0	15
Switzerland	6.7	23	7.1	35
Global	(0.4)	(1)	0.0	0
Total	28.9	100	20.3	100

For the year ended 31 December 2018[1]
	Total operating income		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	12.6	42	7.4	43
of which: USA	11.5	38	7.0	41
Asia Pacific	4.9	16	0.9	5
Europe, Middle East and Africa (excluding Switzerland)	6.2	21	2.0	12
Switzerland	7.2	24	6.8	40
Global	(0.7)	(2)	0.0	0
Total	30.2	100	17.1	100

For the year ended 31 December 2017[1]
	Total operating income		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	12.0	41	7.4	44
of which: USA	11.2	38	6.9	41
Asia Pacific	4.8	16	0.8	5
Europe, Middle East and Africa (excluding Switzerland)	6.1	21	2.0	12
Switzerland	6.9	23	6.5	40
Global	(0.2)	(1)	0.0	0
Total	29.6	100	16.7	100

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to further discussion in this note and in Note 1b.

Consolidated financial statements
UBS Group AG consolidated financial statements

Income statement notes

Note 3  Net interest income and other net income from financial instruments measured at fair value through profit or loss

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3,490	3,710	5,018
Net interest income from financial instruments measured at fair value through profit or loss	1,011	1,338	1,052
Other net income from financial instruments measured at fair value through profit or loss	6,842	6,960	5,637
Total	11,343	12,008	11,707
Global Wealth Management	4,913	5,049	4,941
of which: net interest income	3,947	4,101	3,880
of which: transaction-based income from foreign exchange and other intermediary activity[1]	966	948	1,062
Personal & Corporate Banking	2,436	2,451	2,420
of which: net interest income	1,992	2,049	2,044
of which: transaction-based income from foreign exchange and other intermediary activity[1]	443	402	376
Asset Management	(13)	(35)	(34)
Investment Bank	4,189	4,756	4,272
Corporate Client Solutions	716	1,051	1,076
Investor Client Services	3,473	3,705	3,196
Corporate Center	(182)	(214)	107

Net interest income[2,3]
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[4]	8,008	7,801	7,752
Interest income from securities financing transactions[5]	2,005	1,567	1,573
Interest income from other financial instruments measured at amortized cost	364	266	99
Interest income from debt instruments measured at fair value through other comprehensive income	120	142	152
Interest income from derivative instruments designated as cash flow hedges	188	324	846
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	10,684	10,100	10,422
Interest expense on loans and deposits[6]	2,634	1,980	1,404
Interest expense on securities financing transactions[7]	1,152	1,130	1,473
Interest expense on debt issued	3,285	3,281	2,528
Interest expense on lease liabilities[8]	122
Total interest expense from financial instruments measured at amortized cost	7,194	6,391	5,404
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3,490	3,710	5,018
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	1,214	1,105	1,374
Net interest income from brokerage balances	339	575
Interest income from financial instruments at fair value not held for trading	2,274	1,757
Other interest income	185	215	0
Interest expense on financial instruments designated at fair value	(3,000)	(2,314)	(322)
Total net interest income from financial instruments measured at fair value through profit or loss	1,011	1,338	1,052
Total net interest income	4,501	5,048	6,070

Other net income from financial instruments measured at fair value through profit or loss
Investment Bank Corporate Client Solutions	229	552	633
Investment Bank Investor Client Services	4,630	4,663	3,405
Other business divisions and Corporate Center	1,984	1,744	1,599
Other net income from financial instruments measured at fair value through profit or loss	6,842	6,960	5,637
of which: net gains / (losses) from financial liabilities designated at fair value[9]	(8,748)	9,382	(3,979)

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss.    2 Effective 1 January 2018, UBS adopted IFRS 9, Financial Instruments, which resulted in a prospective change in the classification of certain financial instruments. Refer to “Note 1c Changes in accounting policies and comparability and transition effects from the adoption of IFRS 9 Financial Instruments” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.    3 Effective 1 January 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss to Other net income from financial instruments measured at fair value through profit or loss. Prior-year comparative information was restated accordingly. Refer to Note 1b for more information.    4 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, cash collateral receivables on derivative instruments, and negative interest on amounts due to banks and customer deposits.    5 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    6 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and negative interest on cash and balances at central banks, loans and advances to banks.    7 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    8 Relates to lease liabilities recognized upon adoption of IFRS 16 on 1 January 2019. Refer to Note 1b for more information.    9 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Other net income from financial instruments measured at fair value through profit or loss. 2019 included a net loss of USD 1,830 million (2018: net gain of USD 2,152 million) related to financial liabilities related to unit-linked investment contracts, which are designated at fair value through profit or loss. This was offset by a net gain of USD 1,830 million (2018: net loss of USD 2,134 million) related to financial assets for unit-linked investment contracts that are mandatorily measured at fair value through profit or loss not held for trading.

Note 4   Net fee and commission income1

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Fee and commission income
Underwriting fees	741	811	1,003
of which: equity underwriting fees	360	431	573
of which: debt underwriting fees	382	380	429
M&A and corporate finance fees	774	768	698
Brokerage fees	3,248	3,521	3,820
Investment fund fees	4,858	4,954	4,322
Portfolio management and related services	7,656	7,756	7,666
Other	1,832	1,786	1,854
Total fee and commission income[1]	19,110	19,598	19,362
of which: recurring	12,544	12,911
of which: transaction-based	6,402	6,594
of which: performance-based	163	93
Fee and commission expense
Brokerage fees paid	310	316	673
Distribution fees paid	590	580	514
Other	797	807	653
Total fee and commission expense	1,696	1,703	1,840
Net fee and commission income	17,413	17,895	17,522
of which: net brokerage fees	2,938	3,205	3,147

1 For the year ended 31 December 2019, reflects third-party fee and commission income of USD 11,694 million for Global Wealth Management, USD 3,355 million for the Investment Bank, USD 2,659 million for Asset Management, USD 1,307 million for Personal & Corporate Banking and USD 94 million for Corporate Center (for the year ended 31 December 2018: USD 12,059 million for Global Wealth Management, USD 3,525 million for the Investment Bank, USD 2,579 million for Asset Management, USD 1,338 million for Personal & Corporate Banking and USD 97 million for Corporate Center).

Note 5   Other income

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	(36)	(290)[2,3]	32
Net gains / (losses) from disposals of investments in associates	4	46[4]	0
Share of net profits of associates and joint ventures	46	529[5]	76
Impairments related to associates	(1)	0	(7)
Total	13	284	101
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	31	0	195
Impairment of financial assets measured at fair value through other comprehensive income	0	0	(15)
Net gains / (losses) from disposals of financial assets measured at amortized cost	0	0	14
Income from properties[6]	27	24	24
Net gains / (losses) from properties held for sale	(19)	40	0
Other	160	80	204
Total other income	212	428	524

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.    2 Includes a remeasurement loss of USD 270 million related to UBS Securities China. Refer to Note 32 for more information.    3 Includes a USD 25 million gain on sale of subsidiaries and a USD 31 million pre-tax gain on sale of real estate related to the Widder Hotel. Refer to Note 32 for more information.    4 Reflects a net foreign currency translation gain related to UBS Securities China. Refer to Note 32 for more information.    5 Includes a USD 460 million valuation gain on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline.    6 Includes rent received from third parties.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 6   Personnel expenses

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Salaries[1]	6,518	6,448	6,154
Variable compensation – performance awards[2]	2,755	2,995	3,151
of which: guarantees for new hires	29	43	36
Variable compensation – other[2]	246	243	252
of which: replacement payments[3]	56	72	72
of which: forfeiture credits	(86)	(136)	(107)
of which: severance payments[4]	125	123	113
of which: retention plan and other payments	56	66	63
of which: Deferred Contingent Capital Plan – interest expense	94	119	111
Financial advisor compensation[2,5]	4,043	4,054	4,064
Contractors	381	489	460
Social security	799	791	814
Pension and other post-employment benefit plans	787	457[6]	723
Other personnel expenses	555	654	581
Total personnel expenses	16,084	16,132	16,199

1 Includes role-based allowances.    2 Refer to Note 30 for more information.    3 Replacement payments are payments made to compensate employees for deferred awards forfeited as a result of joining UBS.    4 Includes legally obligated and standard severance payments.    5 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    6 Changes to the pension fund of UBS in Switzerland in 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in 2018, with no overall effect on total equity. Refer to Note 29 for more information.

Note 7   General and administrative expenses

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Occupancy[1]	381	914	908
Rent and maintenance of IT and other equipment	718	654	570
Communication and market data services	627	638	622
Administration	551	590	612
of which: UK and German bank levies[2]	41	58	20
Marketing and public relations	317	366	419
Travel and entertainment	378	425	425
Professional fees	882	1,015	1,227
Outsourcing of IT and other services	1,158	1,427	1,597
Litigation, regulatory and similar matters[3]	165	657	434
Other	111	110	135
Total general and administrative expenses	5,288	6,797	6,949

1 Occupancy expenses decreased following the application of IFRS 16, which was adopted on 1 January 2019. Refer to Note 1b for more information.    2 The UK bank levy expenses of USD 30 million (USD 40 million for 2018 and USD 17 million for 2017) included a credit of USD 31 million (USD 45 million and USD 85 million, respectively) related to prior years.    3 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 21 for more information. Also includes recoveries from third parties of USD 11 million, USD 29 million and USD 55 million for the years ended 31 December 2019, 31 December 2018 and 31 December 2017, respectively.

Note 8  Income taxes

	For the year ended
USD million	31.12.19	31.12.18	31.12.17

Tax expense / (benefit)
Swiss
Current	365	469	455
Deferred	265	2,377	107
Total Swiss	630	2,846	562
Non-Swiss
Current	426	575	435
Deferred	211	(1,953)	3,308
Total non-Swiss	637	(1,378)	3,743
Total income tax expense / (benefit) recognized in the income statement	1,267	1,468	4,305

Income tax recognized in the income statement

Income tax expenses of USD 1,267 million were recognized for the Group in 2019, representing an effective tax rate of 22.7%. This included net Swiss tax expenses of USD 630 million and net non-Swiss tax expenses of USD 637 million.

The Swiss tax expenses included current tax expenses of USD 365 million related to taxable profits earned by Swiss subsidiaries. In addition, they included deferred tax expenses of USD 265 million, which primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to deductible temporary differences.

The non-Swiss tax expenses included current tax expenses of USD 426 million related to taxable profits earned by non-Swiss subsidiaries and branches. In addition, they included deferred tax expenses of USD 211 million. These included expenses of USD 471 million that primarily reflected the amortization of DTAs previously recognized in relation to tax losses carried forward and deductible temporary differences, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. These were partly offset by a benefit of USD 260 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. in the year. The additional DTA recognition related to the elections that were made in the fourth quarter of 2018 to capitalize certain historic real estate costs.

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Operating profit / (loss) before tax	5,577	5,991	5,351
of which: Swiss	2,571	1,843	2,093
of which: non-Swiss	3,006	4,148	3,258
Income taxes at Swiss tax rate of 20.5% for 2019 and 21% for 2018 and 2017	1,143	1,258	1,124
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate	82	55	217
Tax effects of losses not recognized	131	223	173
Previously unrecognized tax losses now utilized	(265)	(25)	(368)
Non-taxable and lower taxed income	(351)	(430)	(309)
Non-deductible expenses and additional taxable income	732	905	606
Adjustments related to prior years – current tax	(5)	114	(13)
Adjustments related to prior years – deferred tax	(6)	26	4
Change in deferred tax recognition	(294)	(795)	(165)
Adjustments to deferred tax balances arising from changes in tax rates	(9)	0	2,897
Other items	107	137	139
Income tax expense / (benefit)	1,267	1,468	4,305

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

Non-Swiss tax rates differing from Swiss tax rate

To the extent that Group profits or losses arise outside Switzerland, the applicable local tax rate may differ from the Swiss tax rate. This item reflects, for such profits, an adjustment from the tax expense that would arise at the Swiss tax rate to the tax expense that would arise at the applicable local tax rate. Similarly, it reflects, for such losses, an adjustment from the tax benefit that would arise at the Swiss tax rate to the tax benefit that would arise at the applicable local tax rate.

Tax effects of losses not recognized

This item relates to tax losses of entities arising in the year that are not recognized as DTAs. Consequently, no tax benefit arises in relation to those losses. Therefore, the tax benefit calculated by applying the local tax rate to those losses as described above is reversed.

Previously unrecognized tax losses now utilized

This item relates to taxable profits of the year that are offset by tax losses of previous years for which no DTAs were previously recorded. Consequently, no current tax or deferred tax expense arises in relation to those taxable profits. Therefore, the tax expense calculated by applying the local tax rate on those profits is reversed.

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

Other items

Other items include other differences between profits or losses at the local tax rate and the actual local tax expense or benefit, including movements in provisions for uncertain positions in relation to the current year and other items.

Note 8  Income taxes (continued)

Income tax recognized directly in equity

Certain tax expenses and benefits were recognized directly in equity during the year. These included the following items:

–   a net tax expense of USD 326 million recognized in other comprehensive income (OCI) (2018: net benefit of USD 345 million), which included a tax expense of USD 253 million related to cash flow hedges (2018: benefit of USD 67 million), a tax expense of USD 41 million related to financial assets recognized at fair value through OCI (2018: benefit of USD 12 million), a tax expense of zero related to foreign currency translation gains and losses (2018: expense of USD 2 million), a tax expense of USD 41 million related to defined benefit pension plans (2018: benefit of USD 276 million) and a tax benefit of USD 8 million related to own credit (2018: expense of USD 8 million);

–   a net tax benefit of USD 11 million recognized in share premium (2018: benefit of USD 4 million).

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

Of the recognized DTAs as of 31 December 2019, USD 9.3 billion related to the US and USD 0.2 billion related to other locations (as of 31 December 2018, USD 9.5 billion related to the US and USD 0.6 billion related to other locations).

The recognition of DTAs is supported by forecasts of taxable profits for the entities concerned. In addition, tax planning opportunities are available that would result in additional future taxable income and these would be utilized, if necessary.

As of 31 December 2019, the Group has recognized DTAs of USD 75 million (31 December 2018: USD 53 million) in respect of entities that incurred losses in either the current or preceding year.

USD million		31.12.19			31.12.18
Deferred tax assets[1]	Gross	Valuation allowance	Recognized	Gross	Valuation allowance	Recognized
Tax loss carry-forwards	14,826	(8,861)	5,965	15,088	(8,989)	6,099
Temporary differences	4,186	(613)	3,572	4,571	(565)	4,006
of which: related to real estate costs capitalized for US tax purposes	2,219	0	2,219	2,159	(25)	2,134
of which: related to compensation and benefits	1,080	(179)	901	1,150	(192)	959
of which: related to trading assets	99	(5)	93	390	(50)	339
of which: related to investments in subsidiaries and goodwill	6	0	6	202	0	202
of which: other	782	(429)	353	670	(298)	372
Total deferred tax assets	19,011	(9,474)	9,537	19,659	(9,554)	10,105

Deferred tax liabilities
Goodwill and intangible assets			29			26
Cash flow hedges			156			0
Other			126			62
Total deferred tax liabilities			311			88
1 Less deferred tax liabilities as applicable.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 8  Income taxes (continued)

Unrecognized tax loss carry-forwards
USD million	31.12.19	31.12.18
Within 1 year	13	0
From 2 to 5 years	609	464
From 6 to 10 years	14,712	16,297
From 11 to 20 years	4,030	4,457
No expiry	18,364	17,210
Total	37,728	38,428

As of 31 December 2019, USD 17.8 billion of the unrecognized tax losses carried forward related to the US, USD 14.9 billion related to the UK and USD 5.0 billion related to other locations (as of 31 December 2018, USD 20.0 billion related to the US, USD 14.2 billion related to the UK and USD 4.2 billion related to other locations).

In general, US federal tax losses incurred prior to 31 December 2017 can be carried forward for 20 years, and US federal tax losses incurred after 31 December 2017 and UK tax losses can be carried forward indefinitely. The amounts of US tax loss carry-forwards that are included in the above table are based on their amount for federal tax purposes rather than for state and local tax purposes.

Deferred tax liabilities are recognized in respect of investments in subsidiaries, branches and associates and interests in joint arrangements, except to the extent that the Group can control the timing of the reversal of the associated taxable temporary difference and it is probable that it will not reverse in the foreseeable future. However, as of 31 December 2019, this exception was not considered to apply to any taxable temporary differences.

Note 9   Earnings per share (EPS) and shares outstanding

	As of or for the year ended
	31.12.19	31.12.18	31.12.17

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	4,304	4,516	969

Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	4,304	4,516	969
Less: (profit) / loss on own equity derivative contracts	0	(2)	0
Net profit / (loss) attributable to shareholders for diluted EPS	4,304	4,514	969

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,663,278,238	3,730,297,877	3,716,174,261
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	103,881,600	111,271,269	120,540,272
Weighted average shares outstanding for diluted EPS	3,767,159,838	3,841,569,146	3,836,714,533

Earnings per share (USD)
Basic	1.17	1.21	0.26
Diluted	1.14	1.18	0.25

Shares outstanding
Shares issued	3,859,055,395	3,855,634,749	3,853,096,603
Treasury shares	243,021,296	166,467,802	132,301,550
Shares outstanding	3,616,034,099	3,689,166,947	3,720,795,053

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

Number of shares	31.12.19	31.12.18	31.12.17

Potentially dilutive instruments
Employee share-based compensation awards[1]		3,605,198	24,124,341
Other equity derivative contracts	21,632,879	11,912,450	9,122,496
Total	21,632,879	15,517,648	33,246,837
1 The last remaining option awards and stock appreciation rights expired during 2019.

Consolidated financial statements
UBS Group AG consolidated financial statements

Balance sheet notes

Note 10  Financial assets at amortized cost and other positions in scope of expected credit loss measurement

The tables on the following pages provide information about financial instruments and certain other credit lines that are subject to expected credit loss (ECL) requirements. UBS has established ECL disclosure segments or “ECL segments” to disaggregate portfolios based on shared risk characteristics and on the same or similar rating methods applied. The key segments are presented in the table below.

→   Refer to Note 23 for more information about expected credit loss measurement

Segment	Segment description	Description of credit risk sensitivity	Business division / Corporate Center
Private clients with mortgages	Lending to private clients secured by owner-occupied real estate and personal account overdrafts of those clients	Sensitive to the interest rate environment, employment status and influence from regional effects (e.g., property values)	– Personal & Corporate Banking – Global Wealth Management
Real estate financing	Rental or income-producing real estate financing to private and corporate clients secured by real estate	Sensitive to GDP development, the interest rate environment and regional effects (e.g., property values)	– Personal & Corporate Banking – Global Wealth Management – Investment Bank
Large corporate clients	Lending to large corporate and multinational clients	Sensitive to GDP development, seasonality, business cycles and collateral values (diverse collateral including real estate and other collateral types)	– Personal & Corporate Banking – Investment Bank
SME clients	Lending to small and medium-sized corporate clients

Sensitive to GDP development, the interest rate environment and, to some extent, seasonality, business cycles and collateral values (diverse collateral including real estate and other collateral types)

– Personal & Corporate Banking
Lombard	Loans secured by pledges of marketable securities, guarantees and other forms of collateral	Sensitive to the market (e.g., changes in collateral as well as in invested assets)	– Global Wealth Management
Credit cards	Credit card solutions in Switzerland and the US	Sensitive to the interest rate environment and employment status	– Personal & Corporate Banking – Global Wealth Management
Commodity trade finance	Working capital financing of commodity traders, generally extended on a self-liquidating transactional basis

Sensitive primarily to the strength of individual transaction structures and collateral values (price volatility of commodities) as the primary source for debt service is directly linked to the shipments financed

– Personal & Corporate Banking
Financial intermediaries and hedge funds	Lending to financial institutions and pension funds, including exposures to broker-dealers and clearing houses	Sensitive to GDP development, the interest rate environment, regulatory changes and political risk	– Personal & Corporate Banking – Investment Bank – Corporate Center

→   Refer to Note 23g for more details regarding sensitivity

Note 10  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

For amortized cost instruments, the net carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike for amortized cost instruments, the allowance does not reduce the carrying amount of these financial assets. Rather, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

No purchased credit-impaired financial assets have been recognized in the period. Originated credit-impaired financial assets were not material and are not presented in the table below and on the following page.

In addition to on-balance sheet financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	31.12.19
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	107,068	107,068	0	0	0	0	0	0
Loans and advances to banks	12,447	12,367	80	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	84,245	84,245	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,289	23,289	0	0	0	0	0	0
Loans and advances to customers	326,786	309,499	15,538	1,749	(764)	(82)	(123)	(559)
of which: Private clients with mortgages	132,646	124,063	7,624	959	(110)	(15)	(55)	(41)
of which: Real estate financing	38,481	32,932	5,532	17	(43)	(5)	(34)	(4)
of which: Large corporate clients	9,703	9,184	424	94	(117)	(15)	(4)	(98)
of which: SME clients	11,786	9,817	1,449	521	(303)	(17)	(15)	(271)
of which: Lombard	112,893	112,796	0	98	(22)	(4)	0	(18)
of which: Credit cards	1,661	1,314	325	22	(35)	(8)	(14)	(13)
of which: Commodity trade finance	2,844	2,826	8	10	(81)	(5)	0	(77)
Other financial assets measured at amortized cost	22,980	21,953	451	576	(143)	(35)	(13)	(95)
of which: Loans to financial advisors	2,877	2,341	334	202	(109)	(29)	(11)	(70)
Total financial assets measured at amortized cost	576,815	558,420	16,069	2,326	(915)	(124)	(137)	(655)
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	583,159	564,765	16,069	2,326	(915)	(124)	(137)	(655)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	(42)	(8)	(1)	(33)
of which: Large corporate clients	3,687	3,461	203	24	(10)	(1)	0	(9)
of which: SME clients	1,180	1,055	67	58	(24)	0	0	(23)
of which: Financial intermediaries and hedge funds	7,966	7,950	16	0	(5)	(4)	0	0
of which: Lombard	622	622	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,334	2,320	13	0	(1)	(1)	0	0
Irrevocable loan commitments	27,547	27,078	419	50	(35)	(30)	(5)	0
of which: Large corporate clients	18,735	18,349	359	27	(27)	(24)	(3)	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	35,092	33,848	1,197	46	(34)	(17)	(17)	0
of which: Real estate financing	5,242	4,934	307	0	(16)	(3)	(13)	0
of which: Large corporate clients	4,274	4,188	69	17	(1)	(1)	0	0
of which: SME clients	4,787	4,589	171	27	(9)	(8)	(1)	0
of which: Lombard	7,976	7,975	0	1	0	0	0	0
of which: Credit cards	7,890	7,535	355	0	(6)	(4)	(2)	0
of which: Commodity trade finance	344	344	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	85,728	83,626	1,920	182	(114)	(58)	(23)	(33)
Total allowances and provisions					(1,029)	(181)	(160)	(688)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

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
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 10  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

Coverage ratios are calculated by taking ECL allowances and provisions divided by the gross carrying amount of the exposures. These ratios have remained broadly unchanged in 2019 and are influenced by the following key factors:

–   significant asset balances are held with central banks as part of the requirement to hold high-quality liquid assets;

–   Lombard loans are secured with marketable securities in portfolios which are in general highly diversified with strict lending policies that are intended to ensure that credit risk is minimal under most circumstances;

–   mortgage loans to private clients and real estate financing are controlled by conservative eligibility criteria, including low loan-to-value ratios and strong debt service capabilities. The risk of rising interest rates has been taken into account in the scenario selection process;

–   the amount of unsecured retail lending (including credit cards) in Switzerland is insignificant;

–   contractual maturities in the loan portfolio, which are a factor in the calculation of ECLs, are generally short, with a large part of the loan portfolio having contractual maturities of 12 month or less;

–   for example, the carrying amount of Swiss residential mortgage loans would continue to be fully covered or 98% covered by real estate collateral,  even if the value of that collateral decreased by 20% or 30%, respectively.

Certain assets reported in stage 2 within the Private clients with mortgages and Real estate financing segments did not have a comparable rating on origination upon which to base the assessment of whether a significant increase in credit risk (SICR) has occurred. In accordance with the IFRS 9 transition requirements, a lifetime ECL has been recognized for these assets. In the medium term and based on the current economic outlook, UBS expects the proportion of these stage 2 assets to reduce to some extent.

	31.12.19
	Gross carrying amount (USD million)				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	327,550	309,581	15,661	2,308	23	3	79	2,420
of which: Private clients with mortgages	132,756	124,077	7,679	1,000	8	1	72	406
of which: Real estate financing	38,524	32,937	5,567	21	11	2	62	1,765
of which: Large corporate clients	9,819	9,199	429	192	119	16	100	5,088
of which: SME clients	12,089	9,834	1,464	791	251	18	104	3,420
of which: Lombard	112,915	112,799	0	116	2	0	0	1,566
of which: Credit cards	1,696	1,322	339	35	205	60	404	3,718
of which: Commodity trade finance	2,925	2,831	8	87	278	17	3	8,844
Other financial assets measured at amortized cost	23,123	21,988	463	672	62	16	274	1,420
of which: Loans to financial advisors	2,987	2,370	344	272	366	122	305	2,570
Total financial assets measured at amortized cost	577,730	558,544	16,206	2,981	16	2	84	2,198
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	584,075	564,888	16,206	2,981	16	2	84	2,198

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	23	4	30	4,032
Irrevocable loan commitments	27,547	27,078	419	50	13	11	120	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	35,092	33,848	1,197	46	10	5	143	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	8	8	0	0
Total off-balance sheet financial instruments and other credit lines	85,728	83,626	1,920	182	13	7	120	1,822
Total allowances and provisions					29	9	204	4,020

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 10  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

As explained in Note 1a, the assessment of an SICR considers a number of qualitative and quantitative factors to determine if a stage transfer between stage 1 and stage 2 is required. The primary assessment considers changes in probability of default (PD) based on rating analyses and economic outlook. Additionally, UBS considers counterparties that have moved to a credit watch list and those with payments that are 30 days past due.

USD million	ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	of which: PD layer	of which: watch list	of which: ≥30 days past due	Stage 3
Mortgages, business loans and related off-balance sheet commitments in the region Switzerland	723	89	137	93	6	38	497
of which: Private clients with mortgages	90	11	53	40	0	13	27
of which: Real estate financing	59	8	47	36	0	11	4
of which: Large corporate clients	57	6	4	0	4	0	47
of which: SME clients	310	25	9	6	2	1	276
of which: Lombard	3	2	0	0	0	0	1
of which: Leasing	42	6	12	11	0	1	24
of which: Credit cards	33	9	11	0	0	11	12
of which: Other	130	23	2	2	0	0	106

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

Over-the-counter (OTC) derivative contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) master agreement between UBS and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry standard settlement mechanisms prescribed by ISDA. Beginning in 2016, regulators in various jurisdictions began a phased introduction of rules requiring the payment and collection of initial and variation margin on certain OTC derivative contracts, which may have a bearing on their price and other relevant terms. Under the final rules of the Basel Committee on Banking Supervision (BCBS) and the Board of the International Organization of Securities Commissions (IOSCO) promulgated in July 2019, the final phase-in of margin requirements for non-centrally cleared derivatives will be completed on 1 September 2021.

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

For presentation purposes, the Group’s derivative contracts are subject to IFRS netting provisions. Derivative instruments are measured at fair value and generally classified on the balance sheet as Derivative financial instruments within Assets  when having positive replacement values and Derivative financial instruments within Liabilities  when having negative replacement values. However, ETD that are economically settled on a daily basis and OTC derivatives that are either legally settled or in substance net settled on a daily basis are classified as Cash collateral receivables on derivative instruments or  Cash collateral payables on derivative instruments. Changes in the replacement values of derivatives are recorded in Other net income from financial instruments measured at fair value through profit or loss, except for interest on derivatives designated as hedging instruments in effective hedge accounting relationships and forward points on certain short- and long-duration foreign exchange contracts, which are recorded in Net interest income.

→   Refer to Note 1a  items 3j and 3k for more information

→   Refer to Note 25  for more information about derivative financial assets and liabilities after consideration of netting potential allowed under enforceable netting arrangements

The Group uses various derivative instruments for both trading and hedging purposes. Derivative product types as well as valuation principles and techniques applied by the Group are described in Note 24. Positive replacement values represent the estimated amount the Group would receive if the derivative contract were sold on the balance sheet date. Negative replacement values indicate the estimated amount the Group would pay to transfer its obligations in respect of the underlying contract were it required or entitled to do so on the balance sheet date.

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

→   Refer to Note 25  for more information about derivative financial assets and liabilities after consideration of netting potential allowed under enforceable netting arrangements

Note 11   Derivative instruments (continued)

Derivative instruments¹,²

	31.12.19					31.12.18
USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[3,4]	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[3,4]
Interest rate contracts
Over-the-counter (OTC) contracts
Forward contracts	0.0	2.8	0.3	5.1	3,136.8	0.0	1.4	0.1	3.1	2,873.9
Swaps	34.3	454.7	26.2	402.9	8,086.0	29.5	459.8	23.5	441.8	7,189.1
Options	8.1	464.8	10.0	486.1		7.6	562.2	9.0	550.0
Exchange-traded contracts
Futures					546.9					516.1
Options	0.0	84.4	0.0	66.6	229.5	0.0	27.7	0.0	26.3	199.7
Agency transactions[5]	0.1		0.1			0.0		0.1
Total	42.6	1,006.6	36.6	960.7	11,999.2	37.1	1,051.1	32.7	1,021.3	10,778.8
Credit derivative contracts
Over-the-counter (OTC) contracts
Credit default swaps	1.7	65.0	2.2	66.0		1.7	68.8	2.1	73.2
Total return swaps	0.3	2.0	0.8	3.3		0.2	3.0	0.6	3.7
Options and warrants	0.0	3.3	0.0	0.6		0.0	2.7	0.0	1.4
Total	2.0	70.2	3.0	69.9		1.9	74.5	2.7	78.3
Foreign exchange contracts
Over-the-counter (OTC) contracts
Forward contracts	22.4	935.3	23.4	966.6		20.3	708.7	20.9	731.2
Interest and currency swaps	22.8	1,573.2	23.8	1,418.5		24.8	1,299.7	24.6	1,203.5
Options	7.3	660.9	6.8	604.9		8.3	613.8	7.8	577.4
Exchange-traded contracts
Futures					1.2					0.4
Options	0.0	4.0	0.0	3.8		0.0	3.6	0.0	5.3
Agency transactions[5]	0.0		0.0			0.0		0.1
Total	52.5	3,173.4	54.0	2,993.8	1.2	53.5	2,625.7	53.4	2,517.3	0.4
Equity / index contracts
Over-the-counter (OTC) contracts
Forward contracts	0.0	0.0	0.0	0.0		0.0	0.0	0.0	0.0
Swaps	4.0	81.3	5.5	96.3		4.7	78.5	5.6	86.3
Options	5.0	88.6	6.8	144.1		5.5	97.6	7.2	139.6
Exchange-traded contracts
Futures					84.9					71.7
Options	7.2	250.4	7.8	294.1	37.2	10.1	232.8	9.0	262.8	34.1
Agency transactions[5]	6.6		5.4			11.2		13.3
Total	22.8	420.3	25.5	534.5	122.1	31.4	408.9	35.0	488.8	105.9

Table continues on the next page.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 11   Derivative instruments (continued)

Derivative instruments (continued)¹,²

Table continued from the previous page.

	31.12.19					31.12.18
USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[3,4]	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[3,4]
Commodity contracts
Over-the-counter (OTC) contracts
Forward contracts	0.1	4.2	0.2	5.7		0.1	3.2	0.1	3.4
Swaps	0.4	13.8	0.6	15.1		0.7	15.2	0.4	9.9
Options	1.0	27.4	0.4	23.6		0.4	18.6	0.3	16.1
Exchange-traded contracts
Futures					12.0					8.5
Forward contracts	0.0	5.9	0.0	4.9		0.0	6.6	0.0	5.4
Options	0.1	4.8	0.1	10.7	0.6	0.1	2.9	0.0	3.7	0.1
Agency transactions[5]	0.3		0.5			0.4		0.7
Total	1.8	56.1	1.7	60.0	12.6	1.8	46.4	1.5	38.5	8.6
Unsettled purchases of non-derivative financial instruments[6]	0.1	16.6	0.1	6.9		0.2	17.0	0.1	6.0
Unsettled sales of non-derivative financial instruments[6]	0.1	15.4	0.1	9.7		0.4	15.1	0.2	13.2
Total derivative instruments, based on IFRS netting[7]	121.8	4,758.6	120.9	4,635.4	12,135.1	126.2	4,238.6	125.7	4,163.4	10,893.6

1 Derivative financial liabilities as of 31 December 2019 include USD 17 million related to derivative loan commitments (31 December 2018: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 34 under Loan commitments.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material as of 31 December 2019 or 31 December 2018. No notional amounts related to these instruments are included in this table, but they are disclosed in Note 34 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Notional values of exchange-traded agency transactions and OTC-cleared transactions entered into on behalf of clients are not disclosed as they have a significantly different risk profile.    6 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    7 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Refer to Note 25 for more information on netting arrangements.

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

On a notional value basis, approximately 54% of OTC interest rate contracts held as of 31 December 2019 (31 December 2018: 56%) mature within one year, 28% (31 December 2018: 28%) within one to five years and 18% (31 December 2018: 16%) after five years. Notional values of interest rate contracts cleared with a clearing house that qualify for IFRS balance sheet netting or are legally settled on a daily basis are presented under Other notional values and are categorized into maturity buckets on the basis of contractual maturities of the cleared underlying derivative contracts.

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

The tables below provide more information about credit protection bought and sold, including replacement and notional value information by instrument type and counterparty type. The value of protection bought and sold is not, in isolation, a measure of UBS’s credit risk. Counterparty relationships are viewed in terms of the total outstanding credit risk, which relates to other instruments in addition to CDS, and in connection with collateral arrangements in place. On a notional value basis, approximately 27% of credit protection bought and sold as of 31 December 2019 matures within one year (31 December 2018: 14%), approximately 63% within one to five years (31 December 2018: 74%) and approximately 10% after five years (31 December 2018: 12%).

Credit derivatives by type of instrument
	Protection bought			Protection sold
USD billion	Derivative financial assets	Derivative financial liabilities	Notional values	Derivative financial assets	Derivative financial liabilities	Notional values
Single-name credit default swaps	0.3	0.7	37.5	0.8	0.7	38.6
Multi-name index-linked credit default swaps	0.1	0.8	29.3	0.5	0.1	24.9
Multi-name other credit default swaps	0.0	0.0	0.4	0.0	0.0	0.3
Total rate of return swaps	0.2	0.6	3.7	0.1	0.2	1.6
Options and warrants	0.0	0.0	3.8	0.0	0.0	0.1
Total 31 December 2019	0.7	2.1	74.6	1.3	0.9	65.4
of which: credit derivatives related to economic hedges	0.6	1.7	56.1	0.9	0.8	45.7
of which: credit derivatives related to market-making	0.1	0.4	18.6	0.5	0.1	19.7

	Protection bought			Protection sold
USD billion	Derivative financial assets	Derivative financial liabilities	Notional values	Derivative financial assets	Derivative financial liabilities	Notional values
Single-name credit default swaps	0.6	0.6	43.3	0.5	1.0	44.9
Multi-name index-linked credit default swaps	0.3	0.3	29.1	0.3	0.2	24.4
Multi-name other credit default swaps	0.0	0.0	0.1	0.0	0.0	0.1
Total rate of return swaps	0.2	0.7	4.7	0.0	0.0	2.0
Options and warrants	0.0	0.0	4.1	0.0	0.0	0.1
Total 31 December 2018	1.1	1.6	81.3	0.8	1.2	71.4
of which: credit derivatives related to economic hedges	0.9	1.3	59.2	0.5	1.1	48.9
of which: credit derivatives related to market-making	0.2	0.4	22.1	0.3	0.2	22.6

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 11   Derivative instruments (continued)

Credit derivatives by counterparty
	Protection bought			Protection sold
USD billion	Derivative financial assets	Derivative financial liabilities	Notional values	Derivative financial assets	Derivative financial liabilities	Notional values
Broker-dealers	0.1	0.2	10.5	0.2	0.1	9.4
Banks	0.2	0.4	23.6	0.4	0.3	21.5
Central clearing counterparties	0.1	0.9	34.7	0.7	0.2	31.6
Other	0.3	0.7	5.8	0.1	0.3	2.9
Total 31 December 2019	0.7	2.1	74.6	1.3	0.9	65.4

	Protection bought			Protection sold
USD billion	Derivative financial assets	Derivative financial liabilities	Notional values	Derivative financial assets	Derivative financial liabilities	Notional values
Broker-dealers	0.2	0.1	13.0	0.1	0.2	11.5
Banks	0.4	0.4	29.2	0.3	0.5	25.6
Central clearing counterparties	0.2	0.4	31.9	0.4	0.3	30.8
Other	0.3	0.7	7.2	0.0	0.3	3.5
Total 31 December 2018	1.1	1.6	81.3	0.8	1.2	71.4

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

Contingent collateral features of derivative liabilities

Certain derivative instruments contain contingent collateral or termination features triggered upon a downgrade of the published credit ratings of the Group in the normal course of business. Based on UBS’s credit ratings as of 31 December 2019, USD 0.0 billion, USD 0.3 billion and USD 0.8 billion would have been required for contractual obligations related to OTC derivatives in the event of a one-notch, two-notch and three-notch reduction in long-term credit ratings, respectively. In evaluating UBS’s liquidity requirements, UBS considers additional collateral or termination payments that would be required in the event of a reduction in UBS’s long-term credit ratings, and a corresponding reduction in UBS’s short-term ratings.

Note 12  Financial assets and liabilities at fair value held for trading

USD million	31.12.19	31.12.18
Financial assets at fair value held for trading[1]
Equity instruments	96,787	72,768
Government bills / bonds	11,464	11,161
Investment fund units	8,867	9,716
Corporate and municipal bonds	7,914	6,768
Loans	1,971	3,566
Asset-backed securities	512	392
Total financial assets at fair value held for trading	127,514	104,370

Financial liabilities at fair value held for trading[1]
Equity instruments	22,734	21,886
Corporate and municipal bonds	3,661	3,530
Government bills / bonds	3,466	2,839
Investment fund units	698	689
Other	32	0
Total financial liabilities at fair value held for trading	30,591	28,943
1 Refer to Note 24c for more information on product type and fair value hierarchy categorization.

Note 13  Financial assets at fair value not held for trading

USD million	31.12.19	31.12.18
Financial assets at fair value not held for trading[1]
Financial assets for unit-linked investment contracts	27,686	21,446
Corporate and municipal bonds	19,385	17,236
Government bills / bonds	15,790	22,493
Loans	11,438	8,132
Securities financing transactions	6,294	9,937
Auction rate securities	1,536	1,664
Investment fund units	740	710
Equity instruments	559	702
Other	515	369
Total financial assets at fair value not held for trading	83,944	82,690
1 Refer to Note 24c for more information on product type and fair value hierarchy categorization.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 14   Financial assets measured at fair value through other comprehensive income

USD million	31.12.19	31.12.18
Financial assets measured at fair value through other comprehensive income[1]
Debt instruments
Government and government agencies	6,162	6,463
of which: USA	5,814	6,101
Banks	178	149
Corporates and other	4	54
Total financial assets measured at fair value through other comprehensive income	6,345	6,667
Unrealized gains – before tax	41	4
Unrealized (losses) – before tax	(25)	(146)
Net unrealized gains / (losses) – before tax	16	(143)
Net unrealized gains / (losses) – after tax	15	(104)
1 Refer to Note 24c for more information on product type and fair value hierarchy categorization. Refer also to Note 10 and Note 23 for more information on expected credit loss measurement.

Note 15   Property, equipment and software

At historical cost less accumulated depreciation
USD million	Owned properties	Leased properties[5]	Leasehold improve- ments	IT hardware and communication equipment	Internally generated software	Purchased software	Other machines and equipment	Projects in progress	2019	2018
Historical cost
Balance at the end of the previous year	7,679		3,122	1,568	5,173	469	799	1,157	19,966	19,522
Adjustment from adoption of IFRS 16	(20)	3,407		(32)			0		3,354
Balance at the beginning of the year	7,659	3,407	3,122	1,535	5,173	469	799	1,157	23,321	19,522
Additions	15	345	21	178	73	30	23	1,246	1,931	1,702
Disposals / write-offs[1]	(15)	(22)	(314)	(170)	(28)	(20)	(68)	0	(636)	(849)
Reclassifications	(130)	0	164	0	943	2	41	(1,418)	(398)[4]	(195)
Foreign currency translation	122	14	10	16	15	4	4	28	213	(213)
Balance at the end of the year	7,650	3,745	3,004	1,559	6,176	485	799	1,014	24,431	19,966
Accumulated depreciation
Balance at the end of the previous year	4,500		1,873	1,077	2,291	316	561		10,619	10,465
Adjustment from adoption of IFRS 16	(1)	29		(28)			0
Balance at the beginning of the year	4,499	29	1,873	1,049	2,291	316	561	0	10,619	10,465
Depreciation	161	487	194	165	603	56	62	0	1,728	1,153
Impairment[2]	1	2	1	0	30	3	0	0	37	75
Disposals / write-offs[1]	(15)	(2)	(312)	(169)	(28)	(20)	(68)	0	(614)	(840)
Reclassifications	(256)	0	2	0	0	0	0	0	(254)[4]	(124)
Foreign currency translation	75	4	9	9	9	3	3	0	112	(111)
Balance at the end of the year	4,466	519	1,768	1,053	2,906	358	559	0	11,628	10,619

Net book value
Net book value at the end of the previous year	3,179	0	1,249	491	2,882	153	238	1,157	9,348	9,057
Net book value at the beginning of the year	3,160	3,378	1,249	486	2,882	153	238	1,157	12,702	9,057
Net book value at the end of the year	3,184	3,226	1,236	506	3,270	126	241	1,014[3]	12,804	9,348

1 Includes write-offs of fully depreciated assets.    2 Impairment charges recorded in 2019 generally relate to assets that are no longer used for which the recoverable amount based on a fair value approach was determined to be zero.    3 Consists of USD 787 million related to Internally generated software, USD 126 million related to Owned properties and USD 100 million related to Leasehold improvements.    4 Reflects reclassifications to Properties held for sale.    5 Represents right-of-use assets recognized by UBS as lessee. Includes immaterial leased IT equipment. The total cash outflow for leases during the year was USD 641 million. Interest expense on lease liabilities is included within Interest expense from financial instruments measured at amortized cost and Lease liabilities are included within Other financial liabilities measured at amortized cost. Refer to Notes 3 and 22a, respectively. Also refer to Note 1 for more information about the nature of UBS’s leasing activities.

Note 16   Goodwill and intangible assets

Introduction

UBS performs an impairment test on its goodwill assets on an annual basis or when indicators of impairment exist.

UBS considers Asset Management and the Investment Bank, as they are reported in Note 2a, as separate cash-generating units, as that is the level at which the performance of investments (and the related goodwill) is reviewed and assessed by management. The goodwill for Global Wealth Management is separately monitored, and therefore separately considered for impairment, at the level of the two former business divisions Wealth Management and Wealth Management Americas. These business divisions were integrated in 2018 and are referred to in this Note as Global Wealth Management Americas and Global Wealth Management ex Americas.

The impairment test is performed for each cash-generating unit to which goodwill is allocated by comparing the recoverable amount, based on its value-in-use, with the carrying amount of the respective cash-generating unit. An impairment charge is recognized if the carrying amount exceeds the recoverable amount.

As of 31 December 2019, total goodwill recognized on the balance sheet was USD 6.3 billion, of which USD 3.7 billion was carried by the Global Wealth Management Americas cash-generating unit, USD 1.2 billion was carried by the Global Wealth Management ex Americas cash-generating unit and USD 1.4 billion was carried by Asset Management. Based on the impairment testing methodology described below, UBS concluded that the goodwill balances as of 31 December 2019 allocated to these cash-generating units are not impaired.

Impairment of the Investment Bank goodwill

UBS is continuing to realign its Investment Bank and execute on a number of strategic initiatives to drive profitable growth. As a consequence, IAS 36, Impairment of Assets, requires UBS to give consideration to the range of possible forecast cash flows and uncertainties in macroeconomic factors that currently exist when determining the recoverability of goodwill in the Investment Bank. Following this, UBS estimated a recoverable amount for the Investment Bank cash-generating unit of USD 11.7 billion. As this was lower than the carrying amount of the Investment Bank cash-generating unit of USD 12.1 billion (actual attributed equity as of 31 December 2019), UBS wrote down the goodwill previously recognized by the Investment Bank (USD 110 million) and recognized that charge in the income statement within Amortization and impairment of goodwill and intangible assets.

UBS also reviewed intangible assets, property, equipment and software assets, allocated to the Investment Bank. Overall, UBS confirmed that no further impairment charges were required, with the fair value of such assets (generally determined using a cost replacement approach) being equal to or higher than their respective carrying amounts.

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

The carrying amount for each cash-generating unit is determined by reference to the Group’s equity attribution framework. Within this framework, which is described in the “Capital management” section of this report, UBS attributes equity to the businesses on the basis of their risk-weighted assets and leverage ratio denominator, their goodwill and intangible assets as well as equity directly associated with activity that Corporate Center – Group Treasury manages centrally on behalf of the business divisions. The framework is primarily used for purposes of measuring the performance of the businesses and includes certain management assumptions. Attributed equity equals the capital that a cash-generating unit requires to conduct its business and is currently considered a reasonable approximation of the carrying amount of the cash-generating units. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective cash-generating unit.

→   Refer to the “Capital management” section of this report for more information about the equity attribution framework

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

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 16  Goodwill and intangible assets (continued)

In addition, they take into account regional differences in risk-free rates, at the level of individual cash-generating units. Consistently, long-term growth rates are determined based on nominal or real GDP growth rate forecasts, depending on the region.

Key assumptions used to determine the recoverable amounts of each cash-generating unit are tested for sensitivity by applying a reasonably possible change to those assumptions. Forecast earnings available to shareholders were changed by 20%, the discount rates were changed by 1.5 percentage points and the long-term growth rates were changed by 0.75 percentage points. Under all scenarios, reasonably possible changes in key assumptions did not result in an impairment of goodwill or intangible balances reported by Global Wealth Management Americas, Global Wealth Management ex Americas and Asset Management.

If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of goodwill attributable to Global Wealth Management Americas, Global Wealth Management ex Americas and Asset Management may become impaired in the future, giving rise to losses in the income statement. Recognition of any impairment of goodwill would reduce IFRS equity and net profit. It would not affect cash flows and, as goodwill is required to be deducted from capital under the Basel III capital framework, no effect would be expected on the Group’s capital ratios.

Discount and growth rates
	Discount rates		Growth rates
In %	31.12.19	31.12.18	31.12.19	31.12.18
Global Wealth Management Americas	9.5	9.5	4.2	3.2
Global Wealth Management ex Americas	8.5	8.5	3.4	3.0
Asset Management	9.0	9.0	3.0	2.7
Investment Bank	11.0	11.0	4.0	3.5

	Goodwill	Intangible assets
USD million	Total	Infrastructure[1]	Customer relationships, contractual rights and other	Total	2019	2018
Historical cost
Balance at the beginning of the year	6,392	760	865	1,625	8,018	7,888
Additions	0		11	11	11	270
Disposals	(1)		(10)	(10)	(11)	(45)
Write-offs	0		(75)	(75)	(75)	(7)
Foreign currency translation	(9)		(3)	(3)	(12)	(88)
Balance at the end of the year	6,382	760	788	1,548	7,930	8,018
Accumulated amortization and impairment
Balance at the beginning of the year		691	679	1,371	1,371	1,325
Amortization		38	27	65	65	62
Impairment[2]	110		0	0	110	4
Disposals			(8)	(8)	(8)	(1)
Write-offs			(75)	(75)	(75)	(7)
Foreign currency translation			(2)	(2)	(2)	(12)
Balance at the end of the year	110	730	621	1,351	1,461	1,371
Net book value at the end of the year	6,272	30	167	197	6,469	6,647

1 Consists of the branch network intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc.    2 Impairment charges recorded in 2019 and 2018 relate to assets for which the recoverable amount was determined considering their value-in-use (recoverable amount of the impaired intangible assets in 2018 was USD 18 million, recoverable amount for the Investment Bank cash-generating unit in 2019 was USD 11.7 billion).

Note 16  Goodwill and intangible assets (continued)

The table below presents goodwill and intangible assets by cash-generating unit for the year ended 31 December 2019.

USD million	Global Wealth Management Americas	Global Wealth Management ex Americas	Asset Management	Investment Bank	Corporate Center	Total
Goodwill
Balance at the beginning of the year	3,721	1,206	1,354	112		6,392
Additions					0	0
Disposals		(1)				(1)
Impairment				(110)		(110)
Foreign currency translation	(2)	(6)	1	(2)	0	(9)
Balance at the end of the year	3,719	1,198	1,354	0	0	6,272
Intangible assets
Balance at the beginning of the year	138	104	0	11	1	254
Additions / transfers	1			0	10	11
Disposals		(2)		0		(2)
Amortization	(45)	(12)		(5)	(4)	(65)
Impairment		0		0		0
Foreign currency translation	(1)	1	0	0	0	(1)
Balance at the end of the year	92	92	0	5	7	197

The table below presents estimated aggregated amortization expenses for intangible assets.

USD million	Intangible assets
Estimated, aggregated amortization expenses for:
2020	53
2021	22
2022	18
2023	17
2024	13
Thereafter	70
Not amortized due to indefinite useful life	2
Total	197

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 17  Other assets

a) Other financial assets measured at amortized cost

USD million	31.12.19	31.12.18
Debt securities	14,141	13,562
of which: government bills / bonds	8,492	8,778
Loans to financial advisors[1]	2,877	3,291
Fee- and commission-related receivables	1,521	1,643
Finance lease receivables[2]	1,444	1,091
Settlement and clearing accounts	587	1,050
Accrued interest income	742	694
Other	1,669	1,233
Total other financial assets measured at amortized cost	22,980	22,563
1 Related to financial advisors in the US and Canada. 2 Upon adoption of IFRS 16 on 1 January 2019, Finance lease receivables increased by USD 176 million. Refer to Note 1 for more information.

b) Other non-financial assets

USD million	31.12.19	31.12.18
Precious metals and other physical commodities	4,597	4,298
Bail deposit[1]	1,293	1,312
Prepaid expenses	927	990
VAT and other tax receivables	493	334
Properties and other non-current assets held for sale	199	82
Other	346	395
Total other non-financial assets	7,856	7,410
1 Refer to item 1 in Note 21b for more information.

Note 18   Amounts due to banks and customer deposits

USD million	31.12.19	31.12.18
Amounts due to banks	6,570	10,962
Customer deposits	448,284	419,838
of which: demand deposits	176,010	181,869
of which: retail savings / deposits	168,581	165,790
of which: time deposits	62,315	53,624
of which: fiduciary deposits	41,378	18,556
Total amounts due to banks and customer deposits	454,854	430,801

Note 19   Debt issued designated at fair value

USD million	31.12.19	31.12.18
Issued debt instruments
Equity-linked[1]	41,722	34,392
Rates-linked	16,318	12,073
Credit-linked	1,916	3,282
Fixed-rate	4,636	5,099
Commodity-linked	1,567	1,785
Other	649	401
of which: debt that contributes to total loss-absorbing capacity	217	0
Total debt issued designated at fair value	66,809	57,031
of which: issued by UBS AG with original maturity greater than one year[2]	51,031	40,289
of which: life-to-date own credit (gain) / loss	92	(270)

1 Includes investment fund unit-linked instruments issued.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. More than 99% of the balance as of 31 December 2019 was unsecured (31 December 2018: more than 99% of the balance was unsecured).

As of 31 December 2019 and 31 December 2018, the contractual redemption amount at maturity of debt issued designated at fair value through profit or loss was not materially different from the carrying amount.

The table below shows the residual contractual maturity of the carrying amount of debt issued designated at fair value, split between fixed-rate and floating-rate instruments based on the contractual terms, and does not consider any early redemption features. Interest rate ranges for future interest payments related to debt issued designated at fair value have not been included in the table below as a majority of the debt instruments issued are structured products, and therefore the future interest payments are highly dependent upon the embedded derivative and prevailing market conditions at the point in time that each interest payment is made.

→   Refer to Note 27  for maturity information on an undiscounted cash flow basis

Contractual maturity of carrying amount
USD million	2020	2021	2022	2023	2024	2025–2029	Thereafter	Total 31.12.19	Total 31.12.18
UBS Group AG1
Non-subordinated debt
Fixed-rate	0	0	0	0	0	0	217	217	0
UBS AG2
Non-subordinated debt
Fixed-rate	3,648	1,778	755	288	334	386	3,178	10,368	11,807
Floating-rate	21,547	10,748	3,435	2,608	3,290	8,109	5,562	55,299	43,562
Subtotal	25,195	12,526	4,190	2,897	3,624	8,495	8,740	65,668	55,370
Other subsidiaries[3]
Non-subordinated debt
Fixed-rate	48	92	6	0	0	345	29	520	1,230
Floating-rate	102	43	197	27	0	0	35	404	431
Subtotal	150	134	203	27	0	345	64	924	1,662
Total	25,345	12,661	4,394	2,924	3,624	8,840	9,021	66,809	57,031
1 Comprises instruments issued by the legal entity UBS Group AG. 2 Comprises instruments issued by the legal entity UBS AG. 3 Comprises instruments issued by subsidiaries of UBS AG.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 20   Debt issued measured at amortized cost

USD million	31.12.19	31.12.18
Certificates of deposit	5,190	7,980
Commercial paper	14,413	27,514
Other short-term debt	2,235	3,531
Short-term debt[1]	21,837	39,025
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	30,105	29,988
Senior unsecured debt other than TLAC	25,569	33,018
of which: issued by UBS AG with original maturity greater than one year[2]	22,349	32,133
Covered bonds	2,633	3,947
Subordinated debt	21,775	17,665
of which: high-trigger loss-absorbing additional tier 1 capital instruments	11,931	7,785
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,414	2,369
of which: low-trigger loss-absorbing tier 2 capital instruments	6,892	6,808
of which: non-Basel III-compliant tier 2 capital instruments	540	703
Debt issued through the Swiss central mortgage institutions	8,574	8,569
Other long-term debt	4	58
of which: issued by UBS AG with original maturity greater than one year[2]	0	52
Long-term debt[3]	88,660	93,246
Total debt issued measured at amortized cost[4]	110,497	132,271

1 Debt with an original contractual maturity of less than one year.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. As of 31 December 2019, 100% of the balance was unsecured (31 December 2018: 100% of the balance was unsecured).    3 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

The Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt instruments held at amortized cost. In certain cases, the Group applies hedge accounting for interest rate risk as discussed in Note 1a item 3j and Note 28. As a result of applying hedge accounting, the life-to-date adjustment to the carrying amount of debt issued was an increase of USD 1,099 million as of 31 December 2019 and a decrease of USD 298 million as of 31 December 2018, reflecting changes in fair value due to interest rate movements.

Note 20   Debt issued measured at amortized cost (continued)

Subordinated debt consists of unsecured debt obligations that are contractually subordinated in right of payment to all other present and future non-subordinated obligations of the respective issuing entity. All of the subordinated debt instruments outstanding as of 31 December 2019 pay a fixed rate of interest.

The table below shows the residual contractual maturity of the carrying amount of debt issued, split between fixed-rate and floating-rate based on the contractual terms, and does not consider any early redemption features. The effects from interest rate swaps, which are used to hedge various fixed-rate debt issuances by changing the repricing characteristics into those similar to floating-rate debt, are also not considered in the table below.

→   Refer to Note 27  for maturity information on an undiscounted cash flow basis

Contractual maturity of carrying amount
USD million	2020	2021	2022	2023	2024	2025–2029	Thereafter	Total 31.12.19	Total 31.12.18
UBS Group AG1
Non-subordinated debt
Fixed-rate	1,442	1,943	3,720	4,008	3,890	10,832	1,471	27,306[4]	0
Floating-rate	299	1,001	2,462	2,249	0	0	0	6,012[4]	0
Subordinated debt
Fixed-rate	0	0	0	0	0	0	14,344	14,344[4]	0
Subtotal	1,741	2,944	6,182	6,257	3,890	10,832	15,815	47,662	0
UBS AG2
Non-subordinated debt
Fixed-rate	24,334	3,978	2,618	1,621	0	0	1,145	33,696	40,108
Floating-rate	10,819	1,932	0	368	0	0	0	13,119	35,035
Subordinated debt
Fixed-rate	0	0	2,007	0	2,597	2,827	0	7,431	7,511
Subtotal	35,153	5,910	4,626	1,989	2,597	2,827	1,145	54,247	82,654
Other subsidiaries[3]
Non-subordinated debt
Fixed-rate	758	1,029	851	951	1,013	3,327	660	8,588	33,529[4]
Floating-rate	0	0	0	0	0	0	0	0	5,933[4]
Subordinated debt
Fixed-rate	0	0	0	0	0	0	0	0	10,154[4]
Subtotal	758	1,029	851	951	1,013	3,327	660	8,588	49,616
Total	37,651	9,883	11,659	9,197	7,500	16,987	17,620	110,497	132,271

1 Comprises debt issued by the legal entity UBS Group AG.    2 Comprises debt issued by the legal entity UBS AG.    3 Comprises debt issued by other direct subsidiaries of UBS Group AG and by subsidiaries of UBS AG.    4 TLAC and additional tier 1 capital instruments were originally issued by UBS Group Funding (Switzerland) AG, the issuer was replaced by UBS Group AG in 2019.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 21  Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.12.19	31.12.18
Provisions other than provisions for expected credit losses	2,861	3,377
Provisions for expected credit losses	114	116
Total provisions	2,974	3,494

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Operational risks[2]	Litigation, regulatory and similar matters[3]	Restructuring	Real estate	Employee benefits[6]	Other	Total 2019	Total 2018
Balance at the end of the previous year	46	2,827	224	131	70	78	3,377	3,180
Adjustment from adoption of IFRS 16[1]	0	0	(103)	(29)	0	0	(132)	0
Balance at the beginning of the year	46	2,827	121	102	70	78	3,245	3,180
Additions from acquired companies	0	0	0	0	0	0	0	2
Increase in provisions recognized in the income statement	15	258	105	4	6	16	404	1,155
Release of provisions recognized in the income statement	0	(81)	(22)	0	(7)	(12)	(123)	(311)
Provisions used in conformity with designated purpose	(16)	(518)	(99)	(7)	0	(18)	(659)	(628)
Capitalized reinstatement costs	0	0	0	1	0	0	1	1
Foreign currency translation / unwind of discount	(1)	(12)	1	1	1	1	(8)	(21)
Balance at the end of the year	44	2,475	106[4]	100[5]	70	66	2,861	3,377

1 Refer to Note 1 for more information.    2 Comprises provisions for losses resulting from security risks and transaction processing risks.    3 Comprises provisions for losses resulting from legal, liability and compliance risks.    4 Primarily consists of personnel-related restructuring provisions of USD 40 million as of 31 December 2019 (31 December 2018: USD 50 million) and provisions for onerous contracts of USD 61 million as of 31 December 2019 (31 December 2018: USD 170 million).    5 Consists of reinstatement costs for leasehold improvements of USD 89 million as of 31 December 2019 (31 December 2018: USD 89 million) and provisions for onerous contracts of USD 11 million as of 31 December 2019 (31 December 2018: USD 42 million).    6 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to onerous contracts and severance payments. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, when a property is vacated or not fully recovered from sub-tenants. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 21b. There are no material contingent liabilities associated with the other classes of provisions.

Note 21  Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

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

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in early January 2020.

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

Provisions for litigation, regulatory and similar matters by business division and in Corporate Center[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	Total 2019	Total 2018
Balance at the beginning of the year	1,003	117	0	269	1,438	2,827	2,508
Increase in provisions recognized in the income statement	188	1	0	60	10	258	905
Release of provisions recognized in the income statement	(49)	0	0	(6)	(27)	(81)	(220)
Provisions used in conformity with designated purpose	(350)	(4)	0	(66)	(97)	(518)	(350)
Foreign currency translation / unwind of discount	(10)	(1)	0	(2)	0	(12)	(16)
Balance at the end of the year	782	113	0	255	1,325	2,475	2,827

1 Provisions, if any, for the matters described in this Note are recorded in Global Wealth Management (items 3, item 4 and item 7) and Corporate Center (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Corporate Center.

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

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial in the Court of Appeal is scheduled for June 2020. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 December 2019 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 505 million at 31 December 2019). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 December 2019 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted that UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017. In June 2019, UBS entered into a settlement agreement with the Italian tax authorities under which it paid EUR 101 million to resolve the claims asserted by the authority related to UBS AG’s potential permanent establishment in Italy. In October 2019, the Judge of Preliminary Investigations of the Milan Court approved an agreement with the Milan prosecutor under Article 63 of Italian Administrative Law 231 under which UBS AG, UBS Switzerland AG and UBS Monaco have paid an aggregate of EUR 10.3 million to resolve claims premised on the alleged inadequacy of historical internal controls. No admission of wrongdoing was required in connection with this resolution.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 21  Provisions and contingent liabilities (continued)

Our balance sheet at 31 December 2019 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

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

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action in the US District Court for the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS with an original principal balance of approximately USD 2 billion. In July 2018, UBS and the trustee entered into an agreement under which UBS will pay USD 850 million to resolve this matter. A significant portion of this amount will be borne by other parties that indemnified UBS. In January 2020, the settlement was approved by the court. Proceedings to determine how the settlement funds will be distributed to RMBS holders are ongoing. After giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: Since 2014, the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 December 2019 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

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

Note 21  Provisions and contingent liabilities (continued)

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

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims. In August 2019, the defendants, including UBS, filed a petition to the US Supreme Court requesting that it review the Court of Appeals’ decision. The bankruptcy proceedings have been stayed pending a decision with respect to the defendants’ petition.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.4 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

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

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults or any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019 and February 2020, three US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and seven other underwriters of Puerto Rico municipal bonds. The two actions seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 21  Provisions and contingent liabilities (continued)

Our balance sheet at 31 December 2019 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In 2015, the DOJ’s Criminal Division terminated the 2012 non-prosecution agreement with UBS AG related to UBS’s submissions of benchmark interest rates, and UBS AG pleaded guilty to one count of wire fraud, paid a fine and was subject to probation, which ended in early January 2020. In 2019 the European Commission announced two decisions with respect to foreign exchange trading. UBS was granted immunity by the European Commission in these matters and therefore was not fined. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

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

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint. In January 2020, UBS and 11 other banks agreed in principle with the plaintiffs to settle the class action for a total of USD 10 million. The settlement is subject to final documentation and court approval.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Note 21  Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiffs’ federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiffs’ antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the other Yen LIBOR, Euroyen TIBOR and the EURIBOR actions have appealed the dismissals. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions filed amended complaints following the dismissals, and the courts granted renewed motions to dismiss in July 2019 (SIBOR / SOR) and in September 2019 (CHF LIBOR). Plaintiffs in both actions have appealed. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint have moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. The court dismissed the GBP LIBOR action in August 2019, and plaintiffs appealed the dismissal in September 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending. Similar class actions have been filed concerning European government bonds and other government bonds.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

Government sponsored entities (GSE) bonds: Starting in February 2019, class action complaints were filed in the US District Court for the Southern District of New York against UBS and other banks on behalf of plaintiffs who traded GSE bonds. A consolidated complaint was filed alleging collusion in GSE bond trading between 1 January 2009 and 1 January 2016. In December 2019, UBS and eleven other defendants agreed to settle the class action for a total of USD 250 million. The settlement is subject to court approval.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 21  Provisions and contingent liabilities (continued)

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 December 2019 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

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

Our balance sheet at 31 December 2019 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Securities transaction pricing and disclosure

UBS identified and reported to the relevant authorities instances in which some Global Wealth Management clients booked in Hong Kong and Singapore may have been charged inappropriate spreads on debt securities transactions between 2008 and 2015. In November 2019, UBS AG entered into a settlement with the Hong Kong Securities and Futures Commission (SFC) under which it was reprimanded and fined HKD 400 million (USD 51 million) and a settlement with the Monetary Authority of Singapore (MAS) under which it was fined SGD 11 million (USD 8.3 million). In addition, UBS has commenced reimbursing affected customers an aggregate amount equivalent to USD 47 million, including interest.

Our balance sheet at 31 December 2019 reflected a provision with respect to the matter described in this item 7 in an amount that UBS believes to be appropriate under the applicable accounting standard.

Note 22   Other liabilities

a) Other financial liabilities measured at amortized cost

USD million	31.12.19	31.12.18
Other accrued expenses	1,928	2,192
Accrued interest expenses	1,562	1,544
Settlement and clearing accounts	1,379	1,486
Lease liabilities[1]	3,943
Other	900	1,663
Total other financial liabilities measured at amortized cost	9,712	6,885
1 Relates to the adoption of IFRS 16 on 1 January 2019. Refer to Note 1 for more information.

b) Other financial liabilities designated at fair value

USD million	31.12.19	31.12.18
Financial liabilities related to unit-linked investment contracts	28,145	21,679
Securities financing transactions	5,742	9,461
Over-the-counter debt instruments	2,022	2,450
of which: life-to-date own credit (gain) / loss	(4)	(51)
Other	31	5
Total other financial liabilities designated at fair value[1]	35,940	33,594

1 As of 31 December 2019 and 31 December 2018, the contractual redemption amount at maturity of other financial liabilities designated at fair value through profit or loss was not materially different from the carrying amount.

c) Other non-financial liabilities

USD million	31.12.19	31.12.18
Compensation-related liabilities	6,812	7,278
of which: Deferred Contingent Capital Plan	1,855	1,983
of which: financial advisor compensation plans	1,463	1,458
of which: other compensation plans	2,310	2,480
of which: net defined benefit pension and post-employment liabilities	633	775
of which: other compensation-related liabilities[1]	552	581
Current and deferred tax liabilities	1,163	1,002
VAT and other tax payables	475	431
Deferred income	141	215
Other	202	98
Total other non-financial liabilities	8,794	9,022
1 Includes liabilities for payroll taxes and untaken vacation.

Consolidated financial statements
UBS Group AG consolidated financial statements

Additional information

Note 23  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 78 million in 2019, reflecting net credit loss expenses of USD 100 million related to credit-impaired (stage 3) positions, partly offset by USD 22 million of net releases in expected credit loss expense allowances from stage 1 and 2 positions.

In the Investment Bank, increased stage 1 and 2 ECL allowances and provisions recognized over the year primarily related to loans and credit facilities originated during 2019 and to changes in credit quality of existing assets, partly offset by a change in the applied credit risk models. In Personal & Corporate Banking and Global Wealth Management, ECL allowances and provisions slightly decreased over the year, primarily attributable to a minor improvement in book quality following continued positive developments of selected economic input data.

Stage 3 net losses of USD 100 million were recognized across a number of defaulted positions, mainly in Personal & Corporate Banking (USD 44 million) and, to a lesser extent, in the Investment Bank (USD 26 million) and Global Wealth Management (USD 23 million).

Note 23  Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

Refer to Note 1a for information about the principles governing ECL models, scenarios, scenario weights and key inputs applied. In addition to the quarterly updates of market and behavioral data, which are relevant input factors to the credit rating methodology and the estimation of the probability of default (PD) and the loss given default (LGD), one significant change was applied to the models used to calculate ECLs for large corporate clients in the Investment Bank. During 2019, the data set was refreshed and aligned with the process applied to regulatory stress testing in the US, which resulted in a net release in expected credit loss expense allowances and provisions from stage 1 and 2 positions of USD 20 million. For portfolios where internal default data is insufficient for modeling purposes, UBS relies on external data providers.

Four scenarios and the related macroeconomic factors were reviewed in the fourth quarter of 2019 in light of the economic and political conditions prevailing at year-end. The selection of the three hypothetical scenarios remained essentially unchanged, although the narrative of the severe downside scenario was updated to include additional risks. The key aspects of the narrative for the scenarios are summarized below.

–   The baseline scenario assumes continued growth in all key markets, albeit at a slower rate than in 2019. As a consequence, unemployment rates are not expected to fall noticeably, except in the US. Interest rates remain at low levels in line with the central bank policies pursued in the eurozone, Switzerland and in the US.

–   The upside scenario assumes continued accommodative central bank policies in developed economies and a gradual decline of geopolitical and economic uncertainty. Underlying macroeconomic conditions improve, and asset values increase substantially.

–   The mild downside scenario is based on a monetary policy tightening assumption, implemented by major central banks to deflate a potential asset price bubble, thus causing a mild recession.

–   The narrative for the severe downside scenario, which during 2019 focused primarily on developments in the eurozone, has been broadened to cover a severe recessionary phase affecting all major economies. A wide-ranging slowdown is mainly caused by global trade tensions and debt sustainability concerns in Europe. Trade and business confidence are affected, being particularly felt in the key export markets for Swiss industry.

In each quarter the bases to which scenario-specific forecasts are applied, and the baseline forecast itself, were updated using the most recently available information (key macroeconomic data and relevant market indicators). The key forward-looking macroeconomic variables applied to the four scenarios as of 31 December 2019 are summarized in the table on the following page.

The determination of scenario weights is subject to the process and governance outlined in Note 1a item 3g. An econometric model is used to provide input into the scenario weight assessment process. The model output gives a first estimate of the probability that the GDP assumptions used for each scenario materialize, according to the historically observed deviations of GDP growth from trend growth. Since the probability estimates produced by the model do not include an assessment of the underlying economic or political causes, management positions the model output into the context of current conditions and future expectations, and applies judgment in determining the final scenario weights. The reviews during 2019 reflected the increasing probability of a weakening economy in key markets, after a long spell of substantial expansion, and the uncertainties about the influence that several political developments with unforeseeable outcomes may have on future growth. At year-end 2019, management reflected these developments by giving more weight to the severe downside scenario compared with 31 December 2018.

Non-linearity of credit losses in relation to macroeconomic factors is usually most pronounced in portfolios that are most sensitive to interest rates, especially in the areas of mortgage loans to private clients and real estate financing. The mild downside scenario therefore reflects a significant rise in interest rates as a key component and is also particularly relevant for credit risk management purposes.

As noted above, scenario weights are a reflection of risks identified during management’s assessment of economic and geopolitical risks and not a specific expectation that a particular narrative with its defined macroeconomic factors (e.g., interest rates) will materialize. Other scenarios for a mild downside with less focus on interest rates would, however, not have been representative of the potential asymmetry of loan losses in a downturn. A more severe recession can be triggered by political factors that cannot be modeled based on observed history; given this consideration, the weight assigned to the severe downside case was also based on management’s assessment of the geopolitical risks that might affect all of our key markets and portfolios.

ECL scenario	Assigned weights in %
	31.12.19	31.12.18
Upside	7.5	10.0
Baseline	42.5	45.0
Mild downside	35.0	35.0
Severe downside	15.0	10.0

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 23  Expected credit loss measurement (continued)

	One year				Three years cumulative
Key parameters	Upside	Baseline	Mild downside	Severe downside	Upside	Baseline	Mild downside	Severe downside
Real GDP growth (% change)
United States	4.3	1.9	(0.5)	(6.4)	10.9	6.4	0.0	(4.3)
Eurozone	3.6	1.0	(0.3)	(9.1)	9.5	2.8	0.7	(10.8)
Switzerland	4.2	1.5	(0.8)	(7.0)	10.4	4.8	(0.1)	(6.2)
Consumer price index (% change)
United States	3.1	1.8	4.9	(1.2)	8.6	6.2	11.1	0.4
Eurozone	2.1	1.3	2.8	(1.3)	6.7	4.3	6.2	(1.7)
Switzerland	1.5	0.8	1.8	(1.8)	5.5	2.7	4.2	(1.6)
Unemployment rate (change, percentage points)
United States	(0.9)	(0.4)	0.3	5.7	(0.9)	(0.5)	0.7	5.6
Eurozone	(1.4)	(0.1)	0.6	5.6	(1.9)	(0.2)	1.0	7.9
Switzerland	(0.3)	0.1	0.5	2.6	(0.8)	0.3	1.2	3.6
Fixed income: 10-year government bonds (change in yields, basis points)
USD	61.0	0.2	187.5	(100.0)	274.1	10.1	262.5	(75.0)
EUR	65.0	8.4	112.5	(30.0)	221.7	28.2	225.0	(20.0)
CHF	73.0	9.5	187.5	(70.0)	283.0	30.0	262.5	(35.0)
Equity indices (% change)
S&P 500	14.8	3.5	(20.3)	(53.0)	42.7	9.5	(23.5)	(42.9)
EuroStoxx 50	17.0	0.5	(15.5)	(60.0)	44.3	4.4	(14.7)	(52.9)
SPI	13.9	1.4	(19.0)	(56.2)	42.2	5.3	(24.0)	(46.8)
Swiss real estate (% change)
Single-Family Homes	4.5	0.1	(7.3)	(15.2)	14.1	2.3	(15.8)	(27.0)
Other real estate (% change)
United States (S&P/Case-Shiller)	6.2	4.0	(4.0)	(13.3)	17.7	16.7	(11.9)	(23.4)
Eurozone (House Price Index)	4.9	1.2	(1.2)	(23.0)	15.4	2.2	(6.8)	(33.2)

c) Development of ECL allowances and provisions

The ECL allowances and provisions recognized in the period are impacted by a variety of factors, such as:

–   origination of new instruments during the period;

–   effect of passage of time as the ECLs on an instrument for the remaining lifetime reduces (all other factors remaining the same);

–   discount unwind within ECLs as it is measured on a present value basis;

–   derecognition of instruments in the period;

–   change in individual asset quality of instruments;

–   portfolio effect of updating forward-looking scenarios and the respective weights;

–   movements from a “maximum 12-month ECL” to the recognition of “lifetime ECLs” (and vice versa) following transfers between stages 1 and 2;

–   movements from stages 1 and 2 to stage 3 (credit-impaired status) when default has become certain and probability of default (PD) increases to 100% (or vice versa);

–   changes in credit risk and/or economic forecasting models or updates to model parameters; and

–   foreign exchange translations for assets denominated in foreign currencies and other movements.

Note 23  Expected credit loss measurement (continued)

The following table explains the changes in the ECL allowances and provisions for on- and off-balance sheet financial instruments and other credit lines in scope of ECL requirements between the beginning and the end of the period due to the factors listed on the previous page.

	Development of ECL allowances and provisions
USD million	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2018	(1,054)	(176)	(183)	(695)
ECL movements due to stage transfer[1]	0	(96)	103	(8)
Net movement from new and derecognized transactions[2]	(53)	(66)	10	3
of which: Private clients with mortgages	(1)	(4)	3	0
of which: Real estate financing	(3)	(5)	2	0
of which: Large corporate clients	(6)	(14)	8	0
of which: SME clients	(16)	(14)	(2)	0
Book quality movements	(52)	141	(97)	(96)
Remeasurements due to stage transfers[3]	(125)	110	(138)	(97)
of which: Private clients with mortgages	(5)	70	(74)	(1)
of which: Real estate financing	5	21	(16)	0
of which: Large corporate clients	(45)	1	(11)	(35)
of which: SME clients	(64)	6	(17)	(53)
Remeasurements without stage transfers[4]	73	31	41	1
of which: Private clients with mortgages	22	2	30	(9)
of which: Real estate financing	1	0	0	1
of which: Large corporate clients	(24)	(10)	0	(14)
of which: SME clients	35	9	10	17
Model and methodology changes[5]	26	17	9	0
Total ECL movements with profit or loss impact[6]	(78)	(4)	25	(100)
Other allowance and provision movements	105	(1)	(2)	108
Write-offs / recoveries[7]	130	0	0	130
Reclassifications[8]	0	0	0	0
Foreign exchange movements[9]	(8)	(1)	(2)	(4)
Other	(19)	0	0	(18)
Balance as of 31 December 2019	(1,029)	(181)	(160)	(688)

1 Represents ECL allowances and provisions prior to ECL remeasurement due to stage transfer.    2 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    3 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    4 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    5 Represents the change in the allowances and provisions related to changes in models and methodologies. Refer to Note 23b for more information.    6 Includes ECL movements due to stage transfers, ECL movements from new and derecognized transactions, book quality changes and model and methodology changes.    7 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven.    8 Represents reclassifications to Other assets measured at amortized cost.    9 Represents the change in allowances and provisions related to movements in foreign exchange rates.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 23  Expected credit loss measurement (continued)

The following table explains the changes in the ECL allowances and provisions for Loans and advances to customers, Loans to financial advisors and off-balance sheet financial instruments and other credit lines between the beginning and the end of the period.

	Development of ECL allowances and provisions
USD million	Total	Stage 1	Stage 2	Stage 3
Balance as of 1 January 2018	(1,117)	(141)	(193)	(783)
ECL movements due to stage transfer[1]	0	(97)	95	2
Net movement from new and derecognized transactions[2]	(10)	(44)	15	19
of which: Private clients with mortgages	(3)	(6)	4	0
of which: Real estate financing	(3)	(8)	5	0
of which: Large corporate clients	2	(6)	1	8
of which: SME clients	(10)	(14)	4	0
Book quality movements	(89)	112	(87)	(114)
Remeasurements due to stage transfers[3]	(16)	95	(103)	(7)
of which: Private clients with mortgages	(11)	54	(63)	(1)
of which: Real estate financing	5	24	(19)	0
of which: Large corporate clients	(1)	0	(3)	1
of which: SME clients	1	7	(7)	0
Remeasurements without stage transfers[4]	(73)	17	16	(106)
of which: Private clients with mortgages	(9)	2	(3)	(7)
of which: Real estate financing	8	4	12	(8)
of which: Large corporate clients	(56)	(2)	(6)	(48)
of which: SME clients	(55)	9	6	(70)
Model and methodology changes[5]	(13)	(2)	(11)	0
Subtotal ECL movements with profit or loss impact[6]	(104)	(30)	11	(86)
Other allowance and provision movements	227	10	1	216
Write-offs / recoveries[7]	200	1	0	199
Reclassifications[8]	25	7	3	15
Foreign exchange movements[9]	8	0	0	8
Other	(6)	2	(1)	(6)
Balance as of 31 December 2018	(1,002)	(162)	(180)	(661)

1 Represents ECL allowances and provisions prior to ECL remeasurement due to stage transfer.    2 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    3 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    4 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    5 Represents the change in the allowances and provisions related to changes in models and methodologies.    6 UBS has restated ECL movements with profit or loss (P&L) impact to include ECL movements due to stage transfer. This aligns with a change in approach adopted in 2019 to allow for the total ECL P&L impacts by stage to be disclosed, including ECL movements due to stage transfers, ECL movements from new and derecognized transactions, book quality changes, model and methodology changes and foreign exchange rates.    7 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven.    8 Represents reclassifications to Other assets measured at amortized cost.    9 Represents the change in allowances and provisions related to movements in foreign exchange rates.

Note 23  Expected credit loss measurement (continued)

d) Maximum exposure to credit risk

The tables on the following pages provide the Group’s maximum exposure to credit risk for financial instruments subject to ECL requirements and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments.

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

Maximum exposure to credit risk
	31.12.19
		Collateral				Credit enhancements			Exposure to credit risk after collateral and credit enhancements
USD billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet
Cash and balances at central banks	107.1								107.1
Loans and advances to banks[2]	12.4		0.0						12.4
Receivables from securities financing transactions	84.2		77.6		5.8				0.8
Cash collateral receivables on derivative instruments[3,4]	23.3					14.4			8.9
Loans and advances to customers[5]	326.8	18.4	101.4	174.7	17.1			1.1	14.0
Other financial assets measured at amortized cost	23.0	0.1	0.4	0.0	1.3				21.1
Total financial assets measured at amortized cost	576.8	18.6	179.4	174.7	24.3	14.4	0.0	1.1	164.4
Financial assets measured at fair value through other comprehensive income – debt	6.3								6.3
Total maximum exposure to credit risk reflected on the balance sheet in scope of ECL	583.2	18.6	179.4	174.7	24.3	14.4	0.0	1.1	170.7
Guarantees[6]	18.1	1.0	3.0	0.1	1.7			2.5	9.8
Loan commitments[6]	27.5	0.2	1.9	1.3	5.8		0.2	0.2	18.0
Forward starting transactions, reverse repurchase and securities borrowing agreements	1.7		1.7						0.0
Committed unconditionally revocable credit lines	35.1	0.3	8.3	4.9	3.6			0.0	17.9
Total maximum exposure to credit risk not reflected on the balance sheet, in scope of ECL	82.3	1.5	14.9	6.3	11.0	0.0	0.2	2.8	45.7

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

1 Includes but is not limited to life insurance contracts, inventory, mortgage loans, gold and other commodities.    2 Loans and advances to banks include amounts held with third-party banks on behalf of clients. The credit risk associated with these balances may be borne by those clients.    3 Included within Cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. Some of these margin balances reflect amounts transferred on behalf of clients who retain the associated credit risk.    4 The amount shown in the “Netting” column represents the netting potential not recognized on the balance sheet. Refer to Note 25 for more information.    5 Collateral arrangements generally incorporate a range of collateral, including cash, securities, property and other collateral.    6 The amount shown in the “Guarantees” column largely relates to sub-participations. Refer to Note 34 for more information.

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

→   Refer to the “Risk management and control” section of this report for more details regarding the Group’s internal grading system

Financial assets subject to credit risk by rating category
USD million	31.12.19
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks	105,195	1,873	0	0	0	0	107,068	0	107,068
of which: stage 1	105,195	1,873	0	0	0	0	107,068	0	107,068
Loans and advances to banks	309	9,832	1,326	687	298	1	12,454	(6)	12,447
of which: stage 1	309	9,832	1,326	677	228	0	12,371	(4)	12,367
of which: stage 2	0	0	0	10	71	0	81	(1)	80
of which: stage 3	0	0	0	0	0	1	1	(1)	0
Receivables from securities financing transactions	21,089	16,889	14,366	28,815	3,088	0	84,246	(2)	84,245
of which: stage 1	21,089	16,889	14,366	28,815	3,088	0	84,246	(2)	84,245
Cash collateral receivables on derivative instruments	4,899	10,553	5,033	2,765	39	0	23,289	0	23,289
of which: stage 1	4,899	10,553	5,033	2,765	39	0	23,289	0	23,289
Loans and advances to customers	1,744	174,982	59,240	70,528	18,748	2,308	327,550	(764)	326,786
of which: stage 1	1,744	174,328	56,957	62,435	14,117	0	309,581	(82)	309,499
of which: stage 2	0	655	2,283	8,093	4,631	0	15,661	(123)	15,538
of which: stage 3	0	0	0	0	0	2,308	2,308	(559)	1,749
Other financial assets measured at amortized cost	13,031	1,560	390	7,158	312	672	23,123	(143)	22,980
of which: stage 1	13,031	1,549	381	6,747	280	0	21,988	(35)	21,953
of which: stage 2	0	11	9	412	32	0	463	(13)	451
of which: stage 3	0	0	0	0	0	672	672	(95)	576
Total financial assets measured at amortized cost	146,267	215,690	80,354	109,952	22,485	2,981	577,730	(915)	576,815
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments	5,854	450	0	41	0	0	6,345	0	6,345
Total on-balance sheet financial instruments	152,120	216,139	80,354	109,994	22,485	2,981	584,075	(915)	583,159
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 23  Expected credit loss measurement (continued)

Off-balance sheet positions subject to expected credit loss by rating category
USD million	31.12.19
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total carrying amount (maximum exposure to credit risk)	ECL provision
Off-balance sheet financial instruments
Guarantees	857	4,932	6,060	5,450	761	82	18,142	(42)
of which: stage 1	857	4,931	6,048	5,218	704	0	17,757	(8)
of which: stage 2	0	1	12	233	57	0	304	(1)
of which: stage 3	0	0	0	0	0	82	82	(33)
Irrevocable loan commitments	2,548	10,068	4,862	5,859	4,160	50	27,547	(35)
of which: stage 1	2,548	10,068	4,862	5,722	3,878	0	27,078	(30)
of which: stage 2	0	0	0	137	282	0	419	(5)
of which: stage 3	0	0	0	0	0	50	50	0
Forward starting reverse repurchase and securities borrowing agreements	0	672	50	936	0	0	1,657	0
Total off-balance sheet financial instruments	3,405	15,672	10,972	12,245	4,922	132	47,347	(77)
Other credit lines
Committed unconditionally revocable credit lines	632	12,459	6,231	7,169	8,554	46	35,092	(34)
of which: stage 1	628	12,422	6,120	6,789	7,889	0	33,848	(17)
of which: stage 2	4	37	111	380	665	0	1,197	(17)
of which: stage 3	0	0	0	0	0	46	46	0
Irrevocable committed prolongation of existing loans	25	1,399	870	633	359	4	3,289	(3)
of which: stage 1	25	1,399	870	633	359	0	3,285	(3)
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	4	4	0
Total other credit lines	657	13,858	7,101	7,801	8,913	50	38,381	(37)
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

Note 23  Expected credit loss measurement (continued)

f) Credit-impaired financial instruments at amortized cost

The credit risk in the Group’s portfolio is actively managed by taking collateral against exposures and by utilizing credit hedging. Collateral held against credit-impaired loan exposures (stage 3) mainly consisted of real estate and securities. It is the Group’s policy to dispose of foreclosed real estate as soon as practicable. The carrying amount of foreclosed property recorded in our balance sheet at the end of 2019 and 2018 amounted to USD 86 million and USD 60 million, respectively. The firm seeks to liquidate collateral held in the form of financial assets expeditiously and at prices considered fair. This may require us to purchase assets for our own account, where permitted by law, pending orderly liquidation. Financial assets that are credit-impaired and related collateral held in order to mitigate potential losses are shown in the table below.

USD million	31.12.19
	Gross carrying amount	Allowance for expected credit losses	Net carrying amount	Collateral / credit enhancements
Loans and advances to banks	1	(1)	0	0
Loans and advances to customers	2,308	(559)	1,749	1,698
of which: Private clients with mortgages	1,000	(41)	959	959
of which: Real estate financing	21	(4)	17	13
of which: Large corporate clients	192	(98)	94	77
of which: SME clients	791	(271)	521	461
of which: Lombard	116	(18)	98	89
Other financial assets measured at amortized cost	672	(95)	576	22
Total credit-impaired financial assets measured at amortized cost	2,981[1]	(655)[1]	2,326	1,720

Guarantees	82	(33)		10
of which: Large corporate clients	24	(9)		8
of which: SME clients	58	(23)		2
Loan commitments	50	0		12
Committed unconditionally revocable credit lines	46	0		5
Irrevocable committed prolongation of existing loans	4	0		0
Total off-balance sheet financial instruments and other credit lines	182[1]	(33)[1]		27

1 Under IFRS 9, adopted on 1 January 2018, an instrument is classified as credit-impaired if the counterparty is defaulted, and/or the instrument is purchased or originated credit-impaired and includes credit-impaired exposures for which no loss has occurred or no allowance has been recognized (e.g., because they are expected to be fully recoverable through the collateral held).

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

1 Under IFRS 9, adopted on 1 January 2018, an instrument is classified as credit-impaired if the counterparty is defaulted, and/or the instrument is purchased or originated credit-impaired and includes credit-impaired exposures for which no loss has occurred or no allowance has been recognized (e.g., because they are expected to be fully recoverable through the collateral held).

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 23  Expected credit loss measurement (continued)

g) Sensitivity information

As outlined in Note 1a, ECL estimates involve significant uncertainties at the time they are made.

ECL model

The models applied to determine point in time probability of default (PD) and loss given default (LGD) rely on market and statistical data, which have been found to correlate well with historically observed defaults in sufficiently homogeneous segments. The risk sensitivities for each of the IFRS 9 reporting segments to such factors have been summarized in Note 10.

Emerging new systematic risk factors may not be sufficiently taken into account by existing models and may affect the responsiveness thereof to a changing environment. This risk is deemed to be immaterial and is monitored through regular model review processes. It is deemed to be of less importance in particular for the large books of mortgage loans, where risk drivers tend to be stable.

Statistically derived models, which perform well on a reasonably sized and homogeneous portfolio, may show weakness in smaller-sized sub-portfolios, for which other or differently weighted factors may be more relevant criteria. Where risk experts conclude that the output of a general model is not in line with what they would have expected for a specific portfolio segment, and that this would be material for ECL, the use of overlays would be recommended, based on management judgment.

ECL estimations for segments where the PD is homogeneous, but the credit exposure is not, may prove to be inaccurate – even though all parameters have been accurately predicted – as the actual amount of loss depends on the exposure of the position that defaulted. This observation is less relevant for retail-type portfolios with smaller individual exposures from mortgage loans or financing of small and medium-sized corporate clients (SME), but may become important for the large corporate client portfolios in the Investment Bank and Personal & Corporate Banking.

Forward-looking scenarios

Depending on the scenario selection and related macro-economic assumptions for the risk factors, the components of the relevant weighted average ECL change. This is particularly relevant for interest rates, which can take both directions under a given growth assumption (for example, low growth with high interest rates in a stagflation scenario, versus low growth and falling interest rates in a recession). Management will look for scenario narratives that reflect the key risk drivers of a credit portfolio.

As forecasting models are complex, due to the combination of multiple factors, simple what-if analyses involving a change of individual parameters do not necessarily provide realistic information on the exposure of segments to changes in the macroeconomy. Portfolio-specific analyses based on their key risk factors would also not be meaningful, as potential compensatory effects in other segments would be ignored. The table below indicates some sensitivities to ECLs if a key macroeconomic variable for the forecasting period is amended across all scenarios with all other factors remaining unchanged.

Potential effect on stage 1 and stage 2 positions from changing key parameters as at 31 December 2019

USD million	Baseline	Upside	Mild downside	Severe downside	Weighted average
Change in key parameters
Fixed income: 10-year government bonds (absolute change)
–1.00%	0.34	(0.52)	(25.25)	(0.21)	(7.69)
–0.25%	0.06	(0.31)	(7.72)	(0.11)	(2.31)
+0.25%	(0.02)	0.47	7.75	0.12	2.18
+1.00%	3.34	4.03	36.65	0.11	13.35
Unemployment rate (absolute change)
–1.00%	(6.72)	(4.79)	(26.41)	(54.97)	(18.02)
–0.25%	(2.00)	(1.45)	(7.79)	(16.20)	(5.43)
+0.25%	2.26	1.65	8.74	17.31	5.99
+1.00%	8.56	5.93	36.27	73.04	24.36
Real GDP growth (relative change)
–1.00%	2.50	2.42	2.42	1.01	2.19
+1.00%	(2.79)	(1.47)	(2.47)	(1.01)	(2.37)
House Price Index (relative change)
–5.00%	1.00	0.59	4.67	9.50	3.06
–1.00%	0.21	0.13	0.85	1.89	0.56
+1.00%	(0.16)	(0.09)	(0.90)	(2.16)	(0.54)
+5.00%	(0.25)	(0.42)	(4.66)	(8.51)	(2.52)

Note 23  Expected credit loss measurement (continued)

Sensitivities at a Group level can be more meaningfully assessed in the context of coherent scenarios with consistently developed macroeconomic factors. The table on the previous page outlines favorable and unfavorable effects based on reasonably possible alternative changes to the economic conditions on ECL for stage 1 and stage 2 positions by disclosing for each scenario (see item b in this Note) and material portfolio the corresponding ECL output. The effect of applying scenarios is not linear across the portfolio, with a significant impact observed in the mortgage loan books, as the potential effect of rising interest rates manifests itself in the mild downside scenario, while high unemployment rates combined with a marked correction of house prices contribute to high expected losses in the severe downside scenario.

The forecasting horizon is limited to three years, with a model-based mean reversion of PD and LGD assumed thereafter. Changes to these timelines may have an effect on ECLs: depending on the cycle, a longer or shorter forecasting horizon will lead to different annualized lifetime PD and average LGD estimations. This is currently not deemed to be material for UBS, as a large proportion of loans, including mortgages in Switzerland, have maturities that are within the forecasting horizon.

Scenario weights

ECL is sensitive to changing scenario weights, in particular if narratives and parameters are selected that are not close to the baseline scenario, highlighting the non-linearity of credit losses.

As shown in the table on the bottom of this page, the ECL for stage 1 and stage 2 positions would have been USD 234 million (31 December 2018: USD 237 million) instead of USD 341 million (31 December 2018: USD 359 million) if ECL had been determined solely on the baseline scenario. The weighted average ECL therefore amounts to 149% (31 December 2018: 152%) of the baseline value.

Stage allocation and SICR

The determination of what constitutes a significant increase in credit risk (SICR) is based on management judgment as explained in Note 1a. Changing the SICR trigger will have a direct effect on ECLs, as more or fewer positions would be subject to lifetime ECLs under any scenario.

The relevance of the SICR trigger on overall ECL is demonstrated in the table below with the indication that the ECL for stage 1 and stage 2 positions would have been USD 713 million if all non-impaired positions across the portfolio had been measured for lifetime ECLs irrespective of their actual SICR status.

Maturity profile

The maturity profile of the assets is an important driver for changes in ECL due to transfers to stage 2. The current maturity profile of most lending books is relatively short; hence a movement to stage 2 may have a limited effect on ECLs. A significant portion of our lending to SMEs is documented under frame credit agreements, which allow for various forms of utilization but are unconditionally cancelable by UBS at any time. The relevant maturity for drawings under such agreements with a fixed maturity is the respective term, or a maximum of 12 months in stage 1. For unused credit lines and all drawings that have no fixed maturity (e.g., current accounts), UBS generally applies a 12-month maturity from the reporting date, given the credit review policies, which require either continuous monitoring of key indicators and behavioral patterns for smaller positions or an annual formal review for any other limit. The ECLs for these products is sensitive to shortening or extending the maturity assumption.

Potential effect on stage 1 and stage 2 positions from changing scenario weights or moving to a ECL lifetime calculation as at 31 December 2019

	Actual ECL allowances and provisions (as per Note 10)		Pro forma ECL allowances and provisions, assuming application of 100% weighting								Pro forma ECL allowances and provisions, assuming all positions being subject to lifetime ECL
Scenarios	Weighted average		Baseline		Upside		Mild downside		Severe downside		Weighted average
USD million, except where indicated	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline
Segmentation
Private clients with mortgages	73	248	32	100	27	84	107	336	179	562	191	646
Real estate financing	55	169	35	100	28	81	61	175	128	368	82	251
Large corporate clients	48	151	32	100	28	87	39	120	106	329	95	296
SME clients	51	112	45	100	42	93	55	121	67	147	93	205
Other segments	113	127	90	100	78	87	126	140	166	185	252	283
Total	341	149	234	100	203	87	387	166	646	276	713	312

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

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels in accordance with IFRS. The fair value hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 24   Fair value measurement (continued)

Fair values are determined using quoted prices in active markets for identical assets or liabilities, where available. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing data on an ongoing basis. Assets and liabilities that are quoted and traded in an active market are valued at the currently quoted price multiplied by the number of units of the instrument held.

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

Many cash instruments and over-the-counter (OTC) derivative contracts have bid and offer prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Offer prices represent the lowest price that a party is willing to accept for an asset. In general, long positions are measured at a bid price and short positions at an offer price, reflecting the prices at which the instruments could be transferred under normal market conditions. Offsetting positions in the same financial instrument are marked at the mid-price within the bid–offer spread.

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

Determination of fair values from quoted market prices or valuation techniques[1]
	31.12.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	113,634	12,068	1,812	127,514	88,452	13,956	1,962	104,370
of which:
Equity instruments	96,161	400	226	96,787	72,266	455	46	72,768
Government bills / bonds	9,630	1,770	64	11,464	9,554	1,607	0	11,161
Investment fund units	7,088	1,729	50	8,867	6,074	3,200	442	9,716
Corporate and municipal bonds	755	6,617	542	7,914	558	5,559	651	6,768
Loans	0	1,180	791	1,971	0	2,886	680	3,566
Asset-backed securities	0	372	140	512	0	248	144	392

Derivative financial instruments	356	120,222	1,264	121,841	753	124,033	1,424	126,210
of which:
Foreign exchange contracts	240	52,227	8	52,474	311	53,148	30	53,489
Interest rate contracts	6	42,288	263	42,558	0	36,658	418	37,076
Equity / index contracts	7	22,220	597	22,825	3	30,905	496	31,404
Credit derivative contracts	0	1,612	394	2,007	0	1,444	476	1,920
Commodity contracts	0	1,820	0	1,821	0	1,768	2	1,769

Brokerage receivables	0	18,007	0	18,007	0	16,840	0	16,840

Financial assets at fair value not held for trading	40,608	39,373	3,963	83,944	40,204	38,073	4,413	82,690
of which:
Financial assets for unit-linked investment contracts[2]	27,568	118	0	27,686	21,440	5	0	21,446
Corporate and municipal bonds	653	18,732	0	19,385	781	16,455	0	17,236
Government bills / bonds	12,089	3,700	0	15,790	17,687	4,806	0	22,493
Loans	0	10,206	1,231	11,438	0	6,380	1,752	8,132
Securities financing transactions	0	6,148	147	6,294	0	9,899	39	9,937
Auction rate securities	0	0	1,536	1,536	0	0	1,664	1,664
Investment fund units	194	448	98	740	173	428	109	710
Equity instruments	103	4	452	559	123	62	517	702
Other	0	16	499	515	0	38	331	369

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	1,906	4,439	0	6,345	2,319	4,347	0	6,667
of which:
Asset-backed securities	0	3,955	0	3,955	0	3,931	0	3,931
Government bills / bonds	1,859	16	0	1,875	2,171	69	0	2,239
Corporate and municipal bonds	47	468	0	515	149	348	0	497

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,597	0	0	4,597	4,298	0	0	4,298

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[3]	0	0	199	199	0	82	0	82

Total assets measured at fair value	161,101	194,110	7,237	362,448	136,026	197,331	7,800	341,156

Note 24   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.12.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	25,791	4,726	75	30,591	24,406	4,468	69	28,943
of which:
Equity instruments	22,526	149	59	22,734	21,306	537	42	21,886
Corporate and municipal bonds	40	3,606	16	3,661	126	3,377	27	3,530
Government bills / bonds	2,820	646	0	3,466	2,423	416	0	2,839
Investment fund units	404	294	0	698	551	137	0	689

Derivative financial instruments	385	118,498	1,996	120,880	580	122,933	2,210	125,723
of which:
Foreign exchange contracts	248	53,705	60	54,013	322	52,964	86	53,372
Interest rate contracts	7	36,434	130	36,571	7	32,511	226	32,743
Equity / index contracts	3	24,171	1,293	25,468	1	33,669	1,371	35,041
Credit derivative contracts	0	2,448	512	2,960	0	2,203	519	2,722
Commodity contracts	0	1,707	0	1,707	0	1,487	0	1,487

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	37,233	0	37,233	0	38,420	0	38,420

Debt issued designated at fair value	0	56,943	9,866	66,809	0	46,074	10,957	57,031

Other financial liabilities designated at fair value	0	35,119	822	35,940	0	32,569	1,025	33,594
of which:
Financial liabilities related to unit-linked investment contracts	0	28,145	0	28,145	0	21,679	0	21,679
Securities financing transactions	0	5,742	0	5,742	0	9,461	0	9,461
Over-the-counter debt instruments	0	1,231	791	2,022	0	1,427	1,023	2,450

Total liabilities measured at fair value	26,176	252,518	12,759	291,452	24,986	244,465	14,260	283,711

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Fair value hierarchy information for Financial assets for unit-linked investment contracts in the comparative period has been restated, resulting in an increase in Level 1 assets of USD 4,746 million as of 31 December 2018, with a corresponding decrease in Level 2 assets.    3 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 24  Fair value measurement (continued)

Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from active market sources. This includes certain less liquid debt and equity instruments, certain exchange-traded derivatives and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these cash flows using a discount rate or discount margin that reflects the credit and/or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a present value. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by using industry standard cash flow projection models. The discount factors within the calculation are generated using industry standard yield curve modeling techniques and models.

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

For more complex instruments, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

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

Fair value hierarchy: government bills and bonds are generally traded in active markets with prices that can be obtained directly from these markets, resulting in classification as Level 1, while the remaining positions are classified as Level 2 and Level 3.

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

Valuation: investment fund units are predominantly exchange-traded, with readily available quoted prices in liquid markets. Where market prices are not available, fair value may be measured using net asset values (NAVs), taking into account any restrictions imposed upon redemption.

Fair value hierarchy: listed units are classified as Level 1, provided there is sufficient trading activity to justify active-market classification, while other positions are classified as Level 2. Positions for which NAVs are not available or that are not redeemable at the measurement date or shortly thereafter are classified as Level 3.

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

Auction rate securities

Product description: auction rate securities (ARS) are debt or preferred equity securities that have interest rates that are reset through a periodic auction and, in the event of a failed auction, to a maximum rate as defined by each deal’s prospectus. ARS are generally structured as bonds with long-term maturities (20–30 years) or preferred shares (issued by closed-end funds).

Valuation: ARS are valued using market prices that reflect recent transactions after applying an adjustment for trade size or quoted dealer prices, where available.

Fair value hierarchy: suitably deep and liquid pricing information is generally not available for ARS. As a result, these securities are classified as Level 3.

Equity instruments

Product description: equity instruments include stocks and shares, private equity positions and units held in hedge funds.

Valuation: listed equity instruments are generally valued using prices obtained directly from the market. Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are revalued when reliable evidence of price movement becomes available or when the position is deemed to be impaired. Fair value for units held in hedge funds is measured based on their published NAVs, taking into account any restrictions imposed upon redemption.

Fair value hierarchy: the majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in Level 1 classification. Units held in hedge funds are classified as Level 2, except for positions for which published NAVs are not available or that are not redeemable at the measurement date or shortly thereafter, in which case such positions are classified as Level 3.

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

Fair value hierarchy: collateral funding curves for these instruments are generally observable and, as a result, these positions are classified as Level 2. Where the collateral terms are non-standard, the funding curve may be considered unobservable and these positions are classified as Level 3.

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

Valuation: the risk management and the valuation approaches for these instruments are closely aligned with the equivalent derivatives business and the underlying risk, and the valuation techniques used for this component are the same as the relevant valuation techniques described below. For example, equity-linked notes should be referenced to equity / index contracts and credit-linked notes should be referenced to credit derivative contracts.

Fair value hierarchy: observability is closely aligned with the equivalent derivatives business and the underlying risk.

→   Refer to Notes 19 and 22 for information about debt issued designated at fair value and other financial liabilities designated at fair value

→   Refer to Note 24d for more information about own credit adjustments related to financial liabilities designated at fair value

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

Credit derivative contracts

Product description: a credit derivative is a financial instrument that transfers credit risk related to a single underlying entity, a portfolio of underlying entities or a pool of securitized referenced assets. Credit derivative products include credit default swaps (CDSs) on single names, indices and securitized products, plus first to default swaps and certain total return swaps.

Valuation: credit derivative contracts are valued using industry standard models based primarily on market credit spreads, upfront pricing points and implied recovery rates. Where a derivative credit spread is not directly available, it may be derived from the price of the reference cash bond. Asset-backed credit derivatives are valued using a valuation technique similar to that of the underlying security with an adjustment to reflect the funding differences between cash and synthetic form. Inputs include prepayment rates, default rates, loss severity, discount margin / rate.

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

→   Refer to Note 11 for more information about derivative instruments

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

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

The table on the next page summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Note 24  Fair value measurement (continued)

Deferred day-1 profit or loss reserves
USD million	2019	2018	2017
Reserve balance at the beginning of the year	255	338	365
Profit / (loss) deferred on new transactions	171	341	247
(Profit) / loss recognized in the income statement	(278)	(417)	(279)
Foreign currency translation	(2)	(6)	6
Reserve balance at the end of the year	146	255	338

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS’s liabilities that are fully collateralized or for other obligations for which it is established market practice not to include an own credit component.

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

→   Refer to Note 19 for more information about debt issued designated at fair value

Own credit adjustments on financial liabilities designated at fair value
	For the year ended
	Included in Other comprehensive income
USD million	31.12.19	31.12.18	31.12.17
Recognized during the year:
Realized gain / (loss)	8	(3)	22
Unrealized gain / (loss)	(408)	519	(337)
Total gain / (loss), before tax	(400)	517	(315)

	As of
USD million	31.12.19	31.12.18	31.12.17
Recognized on the balance sheet as of the end of the year:
Unrealized life-to-date gain / (loss)	(88)	320	(200)

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 24   Fair value measurement (continued)

Credit valuation adjustments

In order to measure the fair value of OTC derivative instruments, including funded derivative instruments that are classified as Financial assets at fair value not held for trading, credit valuation adjustments (CVAs) are necessary to reflect the credit risk of the counterparty inherent in these instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. A CVA is determined for each counterparty, considering all exposures to that counterparty, and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses, funding spreads and other contractual factors.

Funding valuation adjustments

Funding valuation adjustments (FVAs) reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables and are calculated as the valuation effect from moving the discounting of the uncollateralized derivative cash flows from LIBOR to OCA using the CVA framework, including the probability of counterparty default. An FVA is also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

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

Other valuation adjustments

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long- and short-component risks. A liquidity valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid–offer spreads used in the calculation of this valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

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

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	31.12.19	31.12.18
Credit valuation adjustments[1]	(48)	(90)
Funding valuation adjustments	(50)	(85)
Debit valuation adjustments	1	1
Other valuation adjustments	(566)	(716)
of which: liquidity	(300)	(388)
of which: model uncertainty	(266)	(327)
1 Amounts do not include reserves against defaulted counterparties.

e) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1 during 2019  were not material. Assets and liabilities transferred from Level 1 to Level 2 during 2019  were also not material.

Note 24   Fair value measurement (continued)

f) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in a given valuation technique that are considered unobservable and a range of values for those unobservable inputs. Several inputs disclosed in prior periods are not disclosed in the table below because they are not considered significant to the respective valuation technique as of 31 December 2019.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by the Group. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges of unobservable inputs may differ across other financial institutions, reflecting the diversity of the products in each firm’s inventory.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.12.19			31.12.18
USD billion	31.12.19	31.12.18	31.12.19	31.12.18			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.5	0.7	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	143	101	0	134	89	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.4	2.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	101	99	0	100	99	points
					Discounted expected cash flows	Credit spread	225	530		301	513		basis points
					Market comparable and securitization model	Discount margin	0	14	2	1	14	2%
Auction rate securities	1.5	1.7			Relative value to market comparable	Bond price equivalent	79	98	88	79	99	89	points
Investment fund units[3]	0.1	0.6	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.7	0.6	0.1	0.0	Relative value to market comparable	Price
Debt issued designated at fair value[4]			9.9	11.0
Other financial liabilities designated at fair value[4]			0.8	1.0
Derivative financial instruments
Interest rate contracts	0.3	0.4	0.1	0.2	Option model	Volatility of interest rates	15	63		50	81		basis points
Credit derivative contracts	0.4	0.5	0.5	0.5	Discounted expected cash flows	Credit spreads	1	700		4	545		basis points
						Bond price equivalent	0	100		3	99		points
Equity / index contracts	0.6	0.5	1.3	1.4	Option model	Equity dividend yields	0	14		0	12%
						Volatility of equity stocks, equity and other indices	4	105		4	93%
						Equity-to-FX correlation	(45)	71		(39)	67%
						Equity-to-equity correlation	(17)	98		(50)	97%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value and Other financial liabilities designated at fair value, which are primarily comprised of over-the-counter debt instruments, are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

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

For credit derivatives, the bond price range represents the range of prices used for reference instruments, which are typically converted to an equivalent yield or credit spread as part of the valuation process.

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

Note 24  Fair value measurement (continued)

Volatility

Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument, for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active-market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

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

Correlation

Correlation measures the interrelationship between the movements of two variables. It is expressed as a percentage between –100% and +100%, where +100% represents perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction) and –100% implies that the variables are inversely correlated (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value depends on the specific terms of the instruments being valued, reflecting the range of different payoff features within such instruments.

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

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity data is estimated using a number of techniques, including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related Level 3 hedge. The main interdependencies between sensitivities of different Level 3 products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. Aggregation without allowing for diversification involves the simple summation of individual results with the total sensitivity, therefore representing the effect of all unobservable inputs that, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in the valuation. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. The Group believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.12.19		31.12.18
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	46	(21)	99	(44)
Securities financing transactions	11	(11)	17	(11)
Auction rate securities	87	(87)	81	(81)
Asset-backed securities	35	(40)	27	(23)
Equity instruments	140	(80)	155	(94)
Interest rate derivative contracts, net	8	(17)	8	(39)
Credit derivative contracts, net	31	(35)	33	(37)
Foreign exchange derivative contracts, net	12	(8)	10	(5)
Equity / index derivative contracts, net	183	(197)	213	(225)
Other	47	(51)	19	(19)
Total	600	(547)	661	(578)

Note 24  Fair value measurement (continued)

h) Level 3 instruments: movements during the period

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Upon adoption of IFRS 9 on 1 January 2018, certain financial assets and liabilities were newly classified at fair value through profit or loss and were designated as Level 3 in the fair value hierarchy. Certain assets were also reclassified from Financial assets measured at fair value through other comprehensive income to Financial assets at fair value not held for trading.

Assets transferred into and out of Level 3 totaled USD 1.1 billion and USD 1.9 billion, respectively. Transfers into Level 3 mainly consisted of loans, investment fund units and equity / index contracts, reflecting decreased observability of the relevant valuation inputs. Transfers out of Level 3 mainly consisted of loans, reflecting increased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 totaled USD 1.4 billion and USD 3.4 billion, respectively. Transfers into and out of Level 3 mainly consisted of debt issued designated at fair value, primarily equity-linked issued debt instruments, due to decreased or increased observability, respectively, of the embedded derivative inputs.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 24  Fair value measurement (continued)

Movements of Level 3 instruments
				Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2017	Reclassifi-cations and remeasure- ments upon adoption of IFRS 9	Balance as of 1 January 2018	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation

Financial assets at fair value held for trading	2.0	0.4	2.4	(0.2)	(0.2)	2.1	(7.1)	4.2	0.0	0.7	(0.2)	0.0
of which:
Investment fund units	0.6		0.6	(0.1)	(0.1)	0.2	(0.3)	0.0	0.0	0.1	(0.1)	0.0
Corporate and municipal bonds	0.6		0.6	0.0	0.0	0.6	(0.9)	0.0	0.0	0.5	0.0	0.0
Loans	0.5	0.4	0.9	0.1	0.0	0.9	(5.6)	4.2	0.0	0.1	0.0	0.0
Other	0.4		0.4	(0.1)	(0.1)	0.4	(0.4)	0.0	0.0	0.0	0.0	0.0

Derivative financial instruments – assets	1.6		1.6	0.0	0.0	0.0	0.0	1.0	(1.5)	0.5	(0.1)	0.0
of which:
Interest rate contracts	0.1		0.1	0.1	0.1	0.0	0.0	0.0	(0.1)	0.3	0.0	0.0
Equity / index contracts	0.7		0.7	0.0	0.0	0.0	0.0	0.8	(1.0)	0.1	(0.1)	0.0
Credit derivative contracts	0.6		0.6	0.0	0.0	0.0	0.0	0.3	(0.4)	0.0	0.0	0.0
Other	0.2		0.2	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	1.5	3.0	4.4	0.0	0.0	1.7	(1.9)	0.0	0.0	0.1	(0.1)	0.1
of which:
Loans	0.8	0.6	1.4	(0.2)	(0.2)	1.5	(1.0)	0.0	0.0	0.1	0.0	0.0
Auction rate securities		1.9	1.9	0.1	0.1	0.0	(0.4)	0.0	0.0	0.0	0.0	0.1
Equity instruments		0.4	0.4	0.1	0.1	0.2	(0.2)	0.0	0.0	0.0	0.0	0.0
Other	0.7	0.1	0.8	0.0	0.0	0.0	(0.4)	0.0	0.0	0.0	(0.1)	0.0

Financial assets measured at fair value through other comprehensive income	0.5	(0.5)

Derivative financial instruments – liabilities	2.9	0.0	2.9	(0.3)	(0.2)	0.0	0.0	1.3	(1.5)	0.3	(0.5)	0.0
of which:
Equity / index contracts	2.0		2.0	(0.3)	(0.2)	0.0	0.0	1.2	(1.2)	0.3	(0.5)	0.0
Credit derivative contracts	0.6		0.6	0.0	0.0	0.0	0.0	0.1	(0.2)	0.1	0.0	0.0
Other	0.3	0.0	0.3	0.0	0.1	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0

Debt issued designated at fair value	11.2		11.2	0.5	0.0	0.0	0.0	5.8	(4.3)	2.2	(4.3)	(0.2)

Other financial liabilities designated at fair value	2.0		2.0	0.0	0.0	0.0	0.0	1.1	(2.0)	0.0	0.0	0.0

1 Net gains / losses included in comprehensive income are comprised of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 31 December 2019 were USD 7.2 billion (31 December 2018: USD 7.8 billion). Total Level 3 liabilities as of 31 December 2019 were USD 12.8 billion (31 December 2018: USD 14.3 billion).

Note 24  Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2018[2]	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 December 2019[2]

2.0	(0.2)	0.0	1.2	(5.7)	4.4	0.0	0.6	(0.4)	0.0	1.8

0.4	0.0	0.0	0.0	(0.4)	0.0	0.0	0.2	(0.2)	0.0	0.0
0.7	0.0	0.0	0.6	(0.6)	0.0	0.0	0.1	(0.2)	0.0	0.5
0.7	(0.1)	0.0	0.2	(4.4)	4.4	0.0	0.1	0.0	0.0	0.8
0.2	0.0	(0.1)	0.3	(0.3)	0.0	0.0	0.2	0.0	0.0	0.4

1.4	(0.3)	0.0	0.0	0.0	1.0	(0.8)	0.2	(0.3)	0.0	1.3

0.4	(0.1)	0.0	0.0	0.0	0.1	0.0	0.0	(0.2)	0.0	0.3
0.5	(0.1)	0.1	0.0	0.0	0.6	(0.5)	0.1	(0.1)	0.0	0.6
0.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.2)	0.1	(0.1)	0.0	0.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

4.4	0.0	0.0	1.2	(0.8)	0.0	0.0	0.3	(1.2)	0.0	4.0

1.8	0.0	0.0	0.7	(0.2)	0.0	0.0	0.3	(1.2)	0.0	1.2
1.7	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	1.5
0.5	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.5
0.5	0.0	0.0	0.5	(0.2)	0.0	0.0	0.0	0.0	0.0	0.7

2.2	0.0	0.0	0.0	0.0	0.8	(1.0)	0.3	(0.3)	0.0	2.0

1.4	0.3	0.2	0.0	0.0	0.6	(0.9)	0.2	(0.2)	0.0	1.3
0.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.1	(0.1)	0.0	0.5
0.3	(0.1)	0.0	0.0	0.0	0.1	0.0	0.0	(0.1)	0.0	0.2

11.0	1.1	0.7	0.0	0.0	7.2	(7.3)	1.0	(3.1)	0.0	9.9

1.0	0.2	0.1	0.0	0.0	0.3	(0.8)	0.1	0.0	0.0	0.8

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

Maximum exposure to credit risk
	31.12.19
	Maximum exposure to credit risk	Collateral				Credit enhancements			Exposure to credit risk after collateral and credit enhancements
USD billion		Cash collateral received	Collateral- ized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at fair value on the balance sheet
Financial assets at fair value held for trading – debt instruments[2,3]	21.9								21.9
Derivative financial instruments[4]	121.8		3.3			107.4			11.1
Brokerage receivables	18.0		17.8						0.2
Financial assets at fair value not held for trading – debt instruments[5]	55.0	0.1	16.3		0.1				38.6
Total financial assets measured at fair value	216.7	0.1	37.4	0.0	0.1	107.4	0.0	0.0	71.7
Guarantees[6]	1.0							0.3	0.7
Loan commitments[6]	6.3				3.0		0.1	0.9	2.3
Forward starting transactions, reverse repurchase and securities borrowing agreements	20.3		20.3						0.0
Total maximum exposure to credit risk not reflected on the balance sheet	27.6	0.0	20.3	0.0	3.0	0.0	0.1	1.2	3.0

	31.12.18
	Maximum exposure to credit risk	Collateral				Credit enhancements			Exposure to credit risk after collateral and credit enhancements
USD billion		Cash collateral received	Collateral- ized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at fair value on the balance sheet
Financial assets at fair value held for trading – debt instruments[2,3]	21.9								21.9
Derivative financial instruments[4]	126.2		4.1			110.8			11.4
Brokerage receivables	16.8	0.0	16.5						0.3
Financial assets at fair value not held for trading – debt instruments[5]	59.8		16.7		0.1				43.1
Total financial assets measured at fair value	224.8	0.0	37.3	0.0	0.1	110.8	0.0	0.0	76.6
Guarantees[6]	1.6							0.2	1.4
Loan commitments[6]	3.5				2.4		0.2	0.1	0.7
Forward starting transactions, reverse repurchase and securities borrowing agreements	8.1		8.1						0.0
Total maximum exposure to credit risk not reflected on the balance sheet	13.3	0.0	8.1	0.0	2.4	0.0	0.2	0.4	2.1

1 Includes but is not limited to life insurance contracts, inventory, mortgage loans, gold and other commodities.    2 These positions are generally managed under the market risk framework. For the purpose of this disclosure, collateral and credit enhancements were not considered.    3 Does not include investment fund units.    4 The amount shown in the “Netting” column represents the netting potential not recognized on the balance sheet. Refer to Note 25 for more information.    5 Financial assets at fair value not held for trading collateralized by securities consisted of structured loans and reverse repurchase and securities borrowing agreements.    6 The amount shown in the “Guarantees” column largely relates to sub-participations. Refer to Note 34 for more information.

Note 24  Fair value measurement (continued)

j) Financial instruments not measured at fair value

The table below provides the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value[1]
	31.12.19						31.12.18
	Carrying amount	Fair value					Carrying amount	Fair value
USD billion	Total	Carrying amount approximates fair value[2]	Level 1	Level 2	Level 3	Total	Total	Carrying amount approximates fair value[2]	Level 1	Level 2	Level 3	Total
Assets[3]
Cash and balances at central banks	107.1	107.0	0.1	0.0	0.0	107.1	108.4	108.3	0.1	0.0	0.0	108.4
Loans and advances to banks	12.4	11.8	0.0	0.5	0.2	12.4	16.9	16.2	0.0	0.6	0.0	16.9
Receivables from securities financing transactions	84.2	74.0	0.0	8.6	1.6	84.2	95.3	85.0	0.0	6.9	3.4	95.4
Cash collateral receivables on derivative instruments	23.3	23.3	0.0	0.0	0.0	23.3	23.6	23.6	0.0	0.0	0.0	23.6
Loans and advances to customers	326.8	151.6	0.0	25.4	152.2	329.1	320.4	153.4	0.0	18.0	149.5	320.9
Other financial assets measured at amortized cost	23.0	5.7	8.4	6.4	2.8	23.2	22.6	5.9	8.4	5.2	2.9	22.4
Liabilities
Amounts due to banks	6.6	5.6	0.0	0.9	0.0	6.6	11.0	8.8	0.0	1.9	0.2	11.0
Payables from securities financing transactions	7.8	7.5	0.0	0.3	0.0	7.8	10.3	10.0	0.0	0.3	0.0	10.3
Cash collateral payables on derivative instruments	31.4	31.4	0.0	0.0	0.0	31.4	28.9	28.9	0.0	0.0	0.0	28.9
Customer deposits	448.3	439.1	0.0	9.3	0.0	448.4	419.8	409.5	0.0	10.3	0.1	419.9
Debt issued measured at amortized cost	110.5	8.7	0.0	104.9	0.0	113.6	132.3	2.8	0.0	130.7	1.4	135.0
Other financial liabilities measured at amortized cost[4]	5.8	5.7	0.0	0.0	0.0	5.7	6.9	6.8	0.0	0.0	0.1	6.9

1 In line with IFRS 7 Financial Instruments: Disclosures, effective 2019, UBS no longer discloses a fair value hierarchy level for financial instruments where the carrying amount approximates fair value. Prior periods have been restated for this change.    2 Includes certain financial instruments where the carrying amount is a reasonable approximation of the fair value due to the instruments’ short-term nature (instruments that are receivable or payable on demand, or with a remaining maturity (excluding the effects of callable features) of three months or less).    3 As of 31 December 2019, USD 0 billion of Loans and advances to banks, USD 1 billion of Receivables from securities financing transactions, USD 140 billion of Loans and advances to customers and USD 16 billion of Other financial assets measured at amortized cost are expected to be recovered or settled after 12 months. As of 31 December 2018, USD 0 billion of Loans and advances to banks, USD 1 billion of Receivables from securities financing transactions, USD 139 billion of Loans and advances to customers and USD 15 billion of Other financial assets measured at amortized cost were expected to be recovered or settled after 12 months.    4 Excludes lease liabilities.

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

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 25  Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending, over-the-counter derivatives and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set off liabilities against available assets received in the ordinary course of business and/or in the event that the counterparties to the transaction are unable to fulfill their contractual obligations. The right of setoff is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement, as well as other out-of-scope items. Furthermore, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

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
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrangements[4]	Total assets
As of 31.12.19, USD billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Receivables from securities financing transactions	83.2	(14.0)	69.2	(1.2)	(68.0)	0.0	15.0	15.0	84.2
Derivative financial instruments	120.2	(3.4)	116.8	(89.3)	(21.4)	6.1	5.0	11.1	121.8
Cash collateral receivables on derivative instruments[1]	26.4	(4.0)	22.4	(13.3)	(1.1)	8.0	0.9	8.9	23.3
Financial assets at fair value not held for trading	83.1	(77.5)	5.6	0.0	(5.6)	0.0	78.3	78.3	83.9
of which: reverse repurchase agreements	83.0	(77.5)	5.4	0.0	(5.4)	0.0	0.9	0.9	6.3
Total assets	313.0	(98.9)	214.0	(103.8)	(96.1)	14.1	99.3	113.4	313.3

As of 31.12.18, USD billion
Receivables from securities financing transactions	88.5	(13.0)	75.5	(4.4)	(71.2)	0.0	19.8	19.8	95.3
Derivative financial instruments	124.3	(4.3)	120.0	(90.8)	(24.0)	5.2	6.2	11.4	126.2
Cash collateral receivables on derivative instruments[1]	24.6	(2.3)	22.3	(13.5)	(1.0)	7.8	1.3	9.1	23.6
Financial assets at fair value not held for trading	85.4	(77.5)	7.8	(1.4)	(6.4)	0.0	74.9	74.9	82.7
of which: reverse repurchase agreements	85.3	(77.5)	7.8	(1.4)	(6.4)	0.0	2.1	2.1	9.9
Total assets	322.9	(97.2)	225.7	(110.0)	(102.6)	13.0	102.2	115.2	327.9

1 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives that are net settled on a daily basis either legally or in substance under IAS 32 principles and exchange-traded derivatives that are economically settled on a daily basis.    2 The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following page. Netting in this column for reverse repurchase agreements presented within the lines “Receivables from securities financing transactions” and “Financial assets at fair value not held for trading” taken together corresponds to the amounts presented for repurchase agreements in the “Payables from securities financing transactions” and “Other financial liabilities designated at fair value” lines in the liabilities table presented on the following page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

Note 25  Offsetting financial assets and financial liabilities (continued)

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities of UBS that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Furthermore, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrangements[4]	Total liabilities
As of 31.12.19, USD billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Payables from securities financing transactions	19.8	(14.0)	5.8	(0.8)	(5.0)	0.0	2.0	2.0	7.8
Derivative financial instruments	118.1	(3.4)	114.8	(89.3)	(16.8)	8.6	6.1	14.8	120.9
Cash collateral payables on derivative instruments[1]	34.2	(4.0)	30.1	(16.5)	(1.7)	12.0	1.3	13.3	31.4
Other financial liabilities designated at fair value	83.5	(77.6)	5.9	(0.4)	(5.6)	0.0	30.0	30.0	35.9
of which: repurchase agreements	83.1	(77.6)	5.5	(0.4)	(5.2)	0.0	0.2	0.2	5.7
Total liabilities	255.6	(98.9)	156.6	(107.0)	(29.0)	20.6	39.4	60.0	196.0

As of 31.12.18, USD billion
Payables from securities financing transactions	20.6	(12.4)	8.3	(3.6)	(4.7)	0.0	2.0	2.0	10.3
Derivative financial instruments	124.1	(4.3)	119.8	(90.8)	(20.9)	8.1	5.9	14.0	125.7
Cash collateral payables on derivative instruments[1]	29.0	(2.3)	26.7	(14.2)	(1.2)	11.3	2.2	13.5	28.9
Other financial liabilities designated at fair value	86.6	(78.2)	8.4	(2.1)	(5.9)	0.4	25.2	25.6	33.6
of which: repurchase agreements	86.1	(78.2)	7.9	(2.1)	(5.9)	0.0	1.6	1.6	9.5
Total liabilities	260.4	(97.2)	163.2	(110.7)	(32.6)	19.8	35.4	55.2	198.5

1 The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain exchange-traded derivatives that are net settled on a daily basis either legally or in substance under IAS 32 principles and exchange-traded derivatives that are economically settled on a daily basis.    2 The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous page. Netting in this column for repurchase agreements presented within the lines “Payables from securities financing transactions” and “Other financial liabilities designated at fair value” taken together corresponds to the amounts presented for reverse repurchase agreements in the “Receivables from securities financing transactions” and “Financial assets at fair value not held for trading” lines in the assets table presented on the previous page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 26  Restricted and transferred financial assets

This Note provides information about restricted financial assets (Note 26a), transfers of financial assets (Note 26b and 26c) and financial assets that are received as collateral with the right to resell or repledge these assets (Note 26d).

a) Restricted financial assets

Restricted financial assets consist of assets pledged as collateral against an existing liability or contingent liability and other assets that are otherwise explicitly restricted such that they cannot be used to secure funding.

Financial assets are mainly pledged as collateral in securities lending transactions, in repurchase transactions, against loans from Swiss mortgage institutions and in connection with the issuance of covered bonds. The Group generally enters into repurchase and securities lending arrangements under standard market agreements. For securities lending, the cash received as collateral may be more or less than the fair value of the securities loaned, depending on the nature of the transaction. For repurchase agreements, the fair value of the collateral sold under an agreement to repurchase is generally in excess of the cash borrowed. Pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances of USD 11,206 million as of 31 December 2019 (31 December 2018: USD 12,516 million).

Other restricted financial assets include assets protected under client asset segregation rules, assets held by the Group’s insurance entities to back related liabilities to the policy holders, assets held in certain jurisdictions to comply with explicit minimum local asset maintenance requirements and assets held in consolidated bankruptcy remote entities, such as certain investment funds and other structured entities. The carrying amount of the liabilities associated with these other restricted financial assets is generally equal to the carrying amount of the assets, with the exception of assets held to comply with local asset maintenance requirements, for which the associated liabilities are greater.

Restricted financial assets
USD million	31.12.19	31.12.18
Financial assets pledged as collateral
Financial assets at fair value held for trading	56,415	43,292
of which: assets pledged as collateral that may be sold or repledged by counterparties	41,285	32,121
Loans and advances to customers[1]	18,399	18,804
Financial assets at fair value not held for trading	188	0
Debt securities classified as Other financial assets measured at amortized cost	1,212	0
of which: assets pledged as collateral that may be sold or repledged by counterparties	1,212	0
Total financial assets pledged as collateral[2]	76,215	62,096

Other restricted financial assets
Loans and advances to banks	3,131	5,140
Financial assets at fair value held for trading	242	3,589
Cash collateral receivables on derivative instruments	2,986	3,205
Loans and advances to customers	620	935
Financial assets at fair value not held for trading	29,676	23,514
Financial assets measured at fair value through other comprehensive income	176	171
Other	379	203
Total other restricted financial assets	37,210	36,758
Total financial assets pledged and other restricted financial assets	113,425	98,854

1 All related to mortgage loans that serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately USD 6.3 billion for 31 December 2019 (31 December 2018: approximately USD 3.2 billion) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.    2 Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2019: USD 0.6 billion; 31 December 2018: USD 0.3 billion).

In addition to restrictions on financial assets, UBS Group AG and its subsidiaries are, in certain cases, subject to regulatory requirements that affect the transfer of dividends and capital within the Group, as well as intercompany lending. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis, such as the Federal Reserve Board’s Comprehensive Capital Analysis and Review (CCAR) process, which may limit the relevant subsidiaries’ ability to make distributions of capital based on the results of those tests.

Note 26  Restricted and transferred financial assets (continued)

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries.

Non-regulated subsidiaries are generally not subject to such requirements and transfer restrictions. However, restrictions can also be the result of different legal, regulatory, contractual, entity- or country-specific arrangements and/or requirements.

→   Refer to “Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups” in the “Significant regulated subsidiary and sub-group information” section of this report for financial information about significant regulated subsidiaries of the Group

b) Transferred financial assets that are not derecognized in their entirety

The table below presents information for financial assets that have been transferred but are subject to continued recognition in full, as well as recognized liabilities associated with those transferred assets.

Transferred financial assets subject to continued recognition in full
USD million	31.12.19		31.12.18
	Carrying amount of transferred assets	Carrying amount of associated liabilities recognized on balance sheet	Carrying amount of transferred assets	Carrying amount of associated liabilities recognized on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties	41,285	16,671	32,121	4,674
relating to securities lending and repurchase agreements in exchange for cash received	16,945	16,671	4,726	4,674
relating to securities lending agreements in exchange for securities received	24,082	0	26,234	0
relating to other financial asset transfers	258	0	1,161	0
Financial assets at fair value not held for trading that may be sold or repledged by counterparties	188	187	0	0
Total financial assets transferred	41,473	16,858	32,121	4,674

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

→   Refer to Note 1a item 3e for more information about repurchase and securities lending agreements

As of 31 December 2019, approximately 40% of the transferred financial assets were assets held for trading transferred in exchange for cash, in which case the associated recognized liability represents the amount to be repaid to counterparties. For securities lending and repurchase agreements, a haircut between 0% and 15% is generally applied to the transferred assets, which results in associated liabilities having a carrying amount below the carrying amount of the transferred assets. The counterparties to the associated liabilities presented in the table above have full recourse to UBS.

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

Other financial asset transfers primarily include securities transferred to collateralize derivative transactions, for which the carrying amount of associated liabilities is not provided in the table above because those replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between the specific collateral pledged and the associated liability.

Transferred financial assets that are not subject to derecognition in full, but remain on the balance sheet to the extent of the Group’s continuing involvement, were not material as of 31 December 2019 and as of 31 December 2018.

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

As of 31 December 2019, the majority of the retained continuing involvement related to securitization positions held as financial assets at fair value held for trading, primarily collateralized debt obligations, US commercial mortgage-backed securities and residential mortgage-backed securities. The fair value and carrying amount of UBS’s continuing involvement related to these purchased and retained interests was USD 351 million as of 31 December 2019, and UBS recognized gains of USD 0 million in 2019 related to these positions. As of 31 December 2019, life-to-date losses of USD 1,198 million were recorded related to the positions held as of 31 December 2019.

As of 31 December 2018, the fair value and carrying amount of UBS’s continuing involvement related to purchased and retained interests in securitization vehicles was USD 6 million, and UBS recognized gains of USD 3 million in 2018 related to these positions. As of 31 December 2018, life-to-date losses of USD 1,198 million were recorded related to the positions held as of 31 December 2018.

The maximum exposure to loss related to purchased and retained interests in securitization structures was USD 8 million as of 31 December 2019, compared with USD 10 million as of 31 December 2018.

Undiscounted cash outflows of USD 3 million may be payable to the transferee in future periods as a consequence of holding the purchased and retained interests. The earliest period in which payment may be required is less than one month.

d) Off-balance sheet assets received

The table below presents assets received from third parties that can be sold or repledged and that are not recognized on the balance sheet, but that are held as collateral, including amounts that have been sold or repledged.

Off-balance sheet assets received
USD million	31.12.19	31.12.18
Fair value of assets received that can be sold or repledged	475,726	483,688
received as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative and other transactions[1]	466,045	473,302
received in unsecured borrowings	9,681	10,385
Thereof sold or repledged[2]	350,477	356,745
in connection with financing activities	305,362	315,402
to satisfy commitments under short sale transactions	30,591	28,943
in connection with derivative and other transactions[1]	14,524	12,400

1 Includes securities received as initial margin from its clients that UBS is required to remit to central counterparties, brokers and deposit banks through its exchange-traded derivative clearing and execution services.    2 Does not include off-balance sheet securities (31 December 2019: USD 19.6 billion; 31 December 2018: USD 24.5 billion) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.

Note 27  Maturity analysis of financial liabilities

The contractual maturities for non-derivative and non-trading financial liabilities as of 31 December 2019 are based on the earliest date on which UBS could be contractually required to pay. The total amounts that contractually mature in each time band are also shown for 31 December 2018. Derivative positions and trading liabilities, predominantly made up of short sale transactions, are assigned to the column Due within 1 month, as this provides a conservative reflection of the nature of these trading activities. The contractual maturities may extend over significantly longer periods.

Maturity analysis of financial liabilities
	31.12.19
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total

Financial liabilities recognized on balance sheet[1]
Amounts due to banks	5.4	0.3	0.4	0.5	0.0	6.6
Payables from securities financing transactions	7.4	0.1	0.3		0.0	7.8
Cash collateral payables on derivative instruments	31.4					31.4
Customer deposits	423.0	16.1	7.3	2.5	0.0	448.9
Debt issued measured at amortized cost[2]	4.5	5.3	30.5	46.3	36.0	122.7
Other financial liabilities measured at amortized cost	4.5	0.1	0.5	2.0	2.0	9.0
of which: lease liabilities	0.1	0.1	0.5	2.0	2.0	4.6
Total financial liabilities measured at amortized cost	476.1	22.0	38.9	51.3	38.1	626.4
Financial liabilities at fair value held for trading[3,4]	30.6					30.6
Derivative financial instruments[3]	120.9					120.9
Brokerage payables designated at fair value	37.2					37.2
Debt issued designated at fair value[5]	21.3	17.4	9.5	12.7	7.6	68.5
Other financial liabilities designated at fair value	34.0	0.4	0.5	0.4	0.9	36.1
Total financial liabilities measured at fair value through profit or loss	244.0	17.8	9.9	13.1	8.5	293.3
Total	720.1	39.9	48.8	64.5	46.6	919.8

Guarantees, commitments and forward starting transactions[6]
Loan commitments[7]	33.1	0.5	0.3	0.0		33.9
Guarantees[7]	19.1					19.1
Forward starting transactions
Reverse repurchase agreements[7]	21.9		0.0			21.9
Securities borrowing agreements						0.0
Total	74.1	0.5	0.3	0.0	0.0	74.9

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 27  Maturity analysis of financial liabilities (continued)

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

1 Except for financial liabilities at fair value held for trading and derivative financial instruments (see footnote 3), the amounts presented generally represent undiscounted cash flows of future interest and principal payments.    2 The time bucket Due after 5 years includes perpetual loss-absorbing additional tier 1 capital instruments.    3 Carrying amount is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out. Refer to Note 28 for undiscounted cash flows of derivatives designated in hedge accounting relationships.    4 Contractual maturities of financial liabilities at fair value held for trading are: USD 30 billion due within 1 month (2018: USD 28.3 billion), USD 0.6 billion due between 1 month and 1 year (2018: USD 0.6 billion) and USD 0 billion due between 1 and 5 years (2018: USD 0 billion).    5 Future interest payments on variable-rate liabilities are determined by reference to the applicable interest rate prevailing as of the reporting date. Future principal payments that are variable are determined by reference to the conditions existing at the reporting date.    6 Comprises the maximum irrevocable amount of guarantees, commitments and forward starting transactions.    7 Loan commitments measured at fair value of USD 6.3 billion (2018: USD 3.5 billion), guarantees measured at fair value of USD 1.0 billion (2018: USD 1.6 billion) and forward starting reverse repurchase agreements measured at fair value of USD 20.3 billion (2018: USD 8.1 billion) are under the time bucket Due within 1 month.

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

Hedging instruments and hedged items
USD million	31.12.19	31.12.18
Hedging instruments: interest rate swaps
Nominal amount	65,257	63,816
Carrying amount
Derivative financial assets	33	27
Derivative financial liabilities		1
Hedged items: debt issued measured at amortized cost
Carrying amount	67,379	63,785
of which: accumulated amount of fair value hedge adjustment	1,099	(298)

Hedge ineffectiveness
	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Changes in fair value of hedging instruments	1,427	(341)	(16)
Changes in fair value of hedged items	(1,408)	329	(4)
Net gains / (losses) related to hedge ineffectiveness recognized in Other net income from financial instruments measured at fair value through profit or loss	19	(11)	(20)

Profile of the timing of the nominal amount of the hedging instrument
	31.12.19
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps		3	9	40	14	65

	31.12.18
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps			4	43	17	64

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

Hedging instruments and hedged items
USD million	31.12.19	31.12.18
Hedging instruments: interest rate swaps
Nominal amount	4,493	10,318
Carrying amount
Derivative financial assets		0
Derivative financial liabilities	14	31
Hedged items: loans and advances to customers
Carrying amount	4,494	10,299
of which: accumulated amount of fair value hedge adjustment on the portfolio that was subject to hedge accounting[1]	117	200
of which: accumulated amount of fair value hedge adjustment, subject to amortization attributable to the portion of the portfolio that ceased to be part of hedge accounting[1]	172	89
1 Amounts presented within Other financial assets measured at amortized cost and Other financial liabilities measured at amortized cost.

Hedge ineffectiveness
	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Changes in fair value of hedging instruments[1]	(38)	(22)	(10)
Changes in fair value of hedged items[1]	32	16	3
Net gains / (losses) related to hedge ineffectiveness recognized in Other net income from financial instruments measured at fair value through profit or loss	(6)	(6)	(7)
1 For the year ended 31 December 2017, the amounts included offsetting accrued interest, which had no effect on net gains / (losses) related to hedge ineffectiveness.

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

Hedging instruments
USD million	31.12.19	31.12.18
Hedging instruments: interest rate swaps
Nominal amount	69,443	70,149
Carrying amount
Derivative financial assets	16	24
Derivative financial liabilities		1

Hedge ineffectiveness
	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Changes in fair value of hedging instruments[1]	1,639	97
Changes in fair value of hedged items[1]	(1,571)	(73)
Effective portion of changes in fair value of hedging instruments recognized as Other comprehensive income	1,571	(42)	45
Ineffectiveness recognized as Other net income from financial instruments measured at fair value through profit or loss	68	25	8
1 This Note addresses the requirement of IFRS 7 effective from 1 January 2018, for which data is provided prospectively.

Other comprehensive income recognized directly in equity related to cash flow hedges
USD million	2019	2018	2017
Balance at the beginning of the year	109	360	955
Effective portion of changes in fair value of hedging instruments recognized in OCI	1,571	(42)	45
Amount reclassified to Net interest income when the hedged item affected profit / (loss), for the year ended 31 December	(175)	(294)	(843)
of which: reclassified to interest income on amortized-cost instruments[1]	(175)	(293)
of which: reclassified to interest income on FVTPL instruments[1]	0	(1)
Translation effects recognized directly in retained earnings	9	18	39
Income tax related to cash flow hedges	(253)	67	163
Balance at the end of the year	1,260	109	360
of which: related to hedging relationships for which hedge accounting continues to be applied[1,2]	1,596	74
of which: related to hedging relationships for which hedge accounting is no longer applied[1,2]	(43)	73
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

The effective portion of gains and losses of these FX swaps, i.e., the spot element, is transferred directly to OCI to offset foreign currency translation (FCT) gains and losses on the net investments in foreign branches and subsidiaries. As such, these FX swaps hedge the structural FX exposure, resulting in the accumulation of FCT movements at the level of individual foreign branches and subsidiaries, which make up the total FCT OCI of the Group.

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

Hedging instruments
USD million	31.12.19	31.12.18
Hedging instruments: derivative financial instruments
Nominal amount	11,992	11,537
Carrying amount
Derivative financial assets	9	56
Derivative financial liabilities	171	48

Hedging instruments: non-derivative foreign currency assets and liabilities
Nominal amount	217	229
Carrying amount
Receivables from securities financing transactions	109	115
Payables from securities financing transactions	109	115

Hedge ineffectiveness
	For the year ended
USD million	31.12.19	31.12.18
Changes in fair value of hedging instruments	(142)	205
Changes in fair value of hedged items	134	(205)
Effective portion of changes in fair value of hedging instruments recognized in Foreign currency translation OCI	(134)	181
Ineffectiveness recognized as Other net income from financial instruments measured at fair value through profit or loss	(8)	24

Note 28   Hedge accounting (continued)

Foreign currency translation reserve
USD million	31.12.19	31.12.18	31.12.17
Foreign currency translation reserve	4,028	3,924	4,466
of which: effective portion of changes in fair value of hedging instruments related to investment in subsidiaries[1]	643	777
of which: for which hedge accounting continues to be applied[1]	386	521
of which: for which hedge accounting is no longer applied[1]	257	255
Effective portion of changes in fair value of hedging instruments reclassified to Other income upon disposal of investment for the year ended[1]	(14)	2
1 This Note addresses the requirement of IFRS 7 effective from 1 January 2018, for which data is provided prospectively.

Undiscounted cash flows

The table below provides undiscounted cash flow information for derivative instruments designated in hedge accounting relationships.

Derivatives designated in hedge accounting relationships (undiscounted cash flows)
	2019
USD billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps[1]
FX swaps / forwards
Cash inflows		6	5	0			11
Cash outflows		6	5	0			11
Net cash flows		0	0	0			0

	2018
USD billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps[1]
FX swaps / forwards
Cash inflows		9	2				11
Cash outflows		9	2				11
Net cash flows		0	0				0

1 Undiscounted cash inflows and cash outflows of interest rate swaps were not material as the majority of interest rate swaps designated in hedge accounting relationships are legally settled on a daily basis.

Interest rate benchmark reform

As of 1 October 2019, the Group early adopted the amendments to IAS 39 and IFRS 7 related to interest rate benchmark reform published by the IASB in September 2019.

The significant interest rate benchmarks to which the Group’s hedging relationships are exposed are stated in the “Interest rate risk hedge accounting” section of this Note.

The Group established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of the transition to alternative reference rates (ARRs).

As all fair value hedges are directly affected by the interest rate benchmark reform, the relief is applied to all of the disclosed fair value hedges in this Note.

Hedges of net investments in foreign operations are not affected by the amendments.

UBS also applies the amendments to those cash flow hedge relationships where the hedged risk is LIBOR. The following table provides details on the nominal amount and carrying amount of the hedging instruments in those hedging relationships.

Cash flow hedges of forecast transactions referencing LIBOR
USD million	31.12.19
Hedging instruments: interest rate swaps
Nominal amount	16,462
Carrying amount
Derivative financial assets	0
Derivative financial liabilities	0

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 29  Pension and other post-employment benefit plans

The table below provides a breakdown of expenses related to pension and other post-employment benefit plans recognized in the income statement within Personnel expenses.

Income statement – expenses related to pension and other post-employment benefit plans
USD million	31.12.19	31.12.18	31.12.17
Net periodic expenses for defined benefit plans	461	188	481
of which: related to major pension plans[1]	440	186	460
of which: Swiss plan[2]	417	153	414
of which: UK plan	3	11	15
of which: US and German plans	21	22	31
of which: related to post-employment medical insurance plans[3]	2	(11)	3
of which: related to remaining plans and other expenses[4]	18	13	17
Expenses for defined contribution plans[5]	326	268	243
of which: UK plans	82	80	72
of which: US plan	173	127	110
of which: remaining plans	71	61	61
Total pension and other post-employment benefit plan expenses[6]	787	457	723

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

The table below provides a breakdown of amounts recognized in Other comprehensive income for defined benefit plans.

Other comprehensive income – gains / (losses) on defined benefit plans
USD million	31.12.19	31.12.18	31.12.17
Major pension plans[1]	(135)	(230)	253
of which: Swiss plan	(22)	(352)	(79)
of which: UK plan	(78)	130	304
of which: US and German plans	(35)	(8)	28
Post-employment medical insurance plans[2]	(3)	7	1
Remaining plans	(8)	3	31
Gains / (losses) recognized in other comprehensive income, before tax	(146)	(220)	286
Tax (expense) / benefit relating to defined benefit plans recognized in other comprehensive income	(41)	276	11
Gains / (losses) recognized in other comprehensive income, net of tax[3]	(186)	56	296
1 Refer to Note 29a for more information. 2 Refer to Note 29b for more information. 3 Refer to the “Statement of comprehensive income.”

Note 29  Pension and other post-employment benefit plans (continued)

UBS recognizes assets and liabilities with respect to defined benefit plans within Other non-financial assets and Other non-financial liabilities.

As of 31 December 2019 and 31 December 2018, the Swiss pension plan was in a surplus situation. However, a surplus is only recognized on the balance sheet to the extent that it does not exceed the estimated future economic benefit. Since the estimated future economic benefit was zero as of 31 December 2019 and 31 December 2018, no net defined benefit pension asset was recognized on the balance sheet.

The table below provides a breakdown of the assets and liabilities recognized on the balance sheet within Other non-financial assets and Other non-financial liabilities related to defined benefit plans.

Balance sheet – net defined benefit pension and post-employment asset
USD million	31.12.19	31.12.18
Major pension plans[1]	9	0
of which: Swiss plan	0	0
of which: UK plan	4	0
of which: US and German plans	5	0
Total net defined benefit pension and post-employment asset[2]	9	0
1 Refer to Note 29a for more information. 2 Refer to Note 17.

Balance sheet – net defined benefit pension and post-employment liability
USD million	31.12.19	31.12.18
Major pension plans[1]	527	671
of which: Swiss plan	0	0
of which: UK plan	0	160
of which: US and German plans[2]	527	511
Post-employment medical insurance plans[3]	62	62
Remaining plans	44	42
Total net defined benefit pension and post-employment liability[4]	633	775

1 Refer to Note 29a for more information.    2 Of the total liability recognized as of 31 December 2019, USD 111 million related to US plans and USD 416 million related to German plans (31 December 2018: USD 137 million and USD 374 million, respectively).    3 Refer to Note 29b for more information.    4 Refer to Note 22.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 29  Pension and other post-employment benefit plans (continued)

a) Defined benefit pension plans

UBS has established defined benefit pension plans for its employees in various jurisdictions in accordance with local regulations and practices. The major plans are located in Switzerland, the UK, the US and Germany. The plans’ benefits include retirement, disability and survivor benefits. The level of benefits provided depends on the specific plan rules and the level of employee compensation.

The overall investment policy and strategy for UBS’s defined benefit pension plans is guided by the objective of achieving an investment return that, together with contributions, is intended to ensure that there will be sufficient assets to pay pension benefits as they fall due, while also mitigating various risks. For the plans with assets, i.e., funded plans, the investment strategies are managed under local laws and regulations in each jurisdiction. The asset allocation is determined by the governance body with reference to the current and expected economic and market conditions and in consideration of specific asset class risk in the risk profile. Within this framework, UBS ensures that the fiduciaries consider how the asset investment strategy correlates with the maturity profile of the plan liabilities and the respective potential effect on the funded status of the plans, including potential short-term liquidity requirements.

The defined benefit obligations (DBOs) for all of UBS’s defined benefit pension plans are directly affected by changes in yields of high-quality corporate bonds quoted in an active market in the currency of the respective pension plan, as the applicable discount rate used to determine the DBO is based on these yields. For the funded plans, the pension assets are invested in a diversified portfolio of financial assets, including real estate, bonds, investment funds and cash, across geographic regions, to achieve a balance of risk and return. Under IFRS, volatility arises in each pension plan’s net asset / liability position because the fair value of the plan’s financial assets is not fully correlated to movements in the value of the plan’s DBO. Specific asset-liability matching strategies for each pension plan are independently determined by the responsible governance body. The net asset / liability volatility for each plan is dependent on the specific financial assets chosen by each plan’s governance body. For certain pension plans, a liability-driven investment approach is applied to a portion of the plan assets to reduce potential volatility. UBS’s general principle is to ensure that the plans are adequately funded on the basis of actuarial valuations. Local pension regulations are the primary drivers for determining when contributions are required.

Swiss pension plan

The Swiss pension plan covers employees of UBS AG and employees of companies having close economic or financial ties with UBS AG, and exceeds the minimum benefit requirements under Swiss pension law.

Contributions to the pension plan are paid by both the employer and the employees. The Swiss pension plan allows employees to choose the level of contributions paid by them. Employee contributions are calculated as a percentage of the contributory salary and are deducted monthly. The percentages deducted from salary depend on age and choice of contribution category and vary between 2.5% and 13.5% of contributory base salary and between 0% and 9% of contributory variable compensation. Depending on the age of the employee, UBS pays a contribution that ranges between 6.5% and 27.5% of contributory base salary and between 2.8% and 9% of contributory variable compensation. UBS also pays risk contributions that are used to finance benefits paid out in the event of death and disability.

The plan benefits include retirement, disability and survivor benefits. The pension plan offers to members at the normal retirement age of 65 a choice between a lifetime pension with or without full restitution and a partial or full lump sum payment. Participants can choose to continue employment and correspondingly remain active members in the pension plan until the age of 70 at the latest or draw early retirement benefits starting from the age of 58. Employees have the opportunity to make additional purchases of benefits to fund early retirement benefits (Plan 58+).

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

The Swiss pension plan is governed by a Pension Foundation Board. The responsibilities of this board are defined by Swiss pension law and by the plan rules. An actuarial valuation under Swiss pension law is performed regularly. According to Swiss pension law, a temporary limited underfunding is permitted. However, should an underfunded situation occur, the Pension Foundation Board is required to take the necessary measures such that full funding can be expected to be restored within a maximum period of 10 years. If a Swiss pension plan were to become significantly underfunded on a Swiss pension law basis, additional employer and employee contributions could be required. In this situation, the risk is shared between employer and employees, and the employer is not legally obliged to cover more than 50% of the additional contributions required. As of 31 December 2019, the Swiss pension plan had a technical funding ratio under Swiss pension law of 127.1% (31 December 2018: 124.2%).

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

As of 31 December 2019, the Swiss pension plan was in a surplus situation on an IFRS measurement basis, as the fair value of plan assets exceeded the DBO by USD 3,724 million (31 December 2018: surplus of USD 3,274 million). However, a surplus is only recognized on the balance sheet to the extent that it does not exceed the estimated future economic benefit, which equals the difference between the present value of the estimated future service cost and the present value of the estimated future employer contributions. The maximum future economic benefit is highly variable based on changes in the discount rate. As of both 31 December 2019 and 31 December 2018, the estimated future economic benefit was zero and hence no net defined benefit asset was recognized on the balance sheet. As of 31 December 2019, the difference between the pension plan surplus and the estimated future economic benefit, i.e., the asset ceiling effect, was USD 3,724 million (31 December 2018: USD 3,274 million).

In the fourth quarter of 2019, UBS established an enhanced methodology for measuring the estimated future economic benefits available under the Swiss pension plan, which limits the amount of any surplus recognized in accordance with IFRS, i.e., the asset ceiling calculation. Under the revised approach, which will come into effect in the first quarter of 2020, future service cost is measured individually for each future year, considering the individually applicable discount rate. In addition, an enhanced discount curve methodology will be adopted, utilizing the FINMA-published ultimate forward rate, which represents the average long-term historical real rate plus expected inflation over the long-dated periods where discount rates are unobservable. Application of this approach is expected to reduce the sensitivity in the quarterly asset ceiling calculation to short-term interest rates, resulting in lower variability in the calculation and accordingly the resulting recognition / derecognition of the Swiss pension plan surplus in Other comprehensive income. No changes have been made to the methodology for measuring the defined benefit obligation.

Changes to the Swiss pension plan

As a result of the effects of continuing low and in some cases negative interest rates, diminished investment return expectations and increasing life expectancy, the pension fund of UBS in Switzerland and UBS agreed to measures that have taken effect from the start of 2019 to support the long-term financial stability of the Swiss pension fund. As a result, the conversion rate was lowered, the regular retirement age was increased from 64 to 65, employee contributions were increased from a range of 1% and 13.5% of the contributory base salary to a range of 2.5% and 13.5% of the contributory base salary, and savings contributions start from age 20 instead of the previous starting age of 25. Pensions already in payment on 1 January 2019 were not affected by these measures.

To mitigate the effects of the reduction of the conversion rate on future pensions, UBS will make a payment to employees’ retirement assets in the Swiss pension fund of up to USD 746 million in three installments in 2020, 2021 and 2022.

In accordance with IFRS, these measures led to a reduction in the pension obligation recognized by UBS, resulting in a pre-tax gain of USD 241 million in 2018. In addition, 2018 service costs were lower by USD 59 million due to the decrease in benefits. These effects were recognized as a reduction in Personnel expenses within the income statement across the business divisions and Corporate Center, with a corresponding effect in Other comprehensive income, as the Swiss pension plan was in a surplus situation that could not be recognized due to the IFRS asset ceiling restriction. If the Swiss pension plan remains in an asset ceiling position, the three payments in 2020, 2021 and 2022, adjusted for expected forfeitures, are expected to reduce total equity by USD 641 million, with no effect on the income statement.

The first installment and the regular employer contributions expected to be made to the Swiss pension plan in 2020 are estimated to be USD 234 million and USD 466 million, respectively.

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

The governance responsibility for the UK plan lies jointly with the Pension Trustee Board, which is required under local pension laws, and UBS. The employer contributions to the pension fund reflect agreed-upon deficit funding contributions, which are determined on the basis of the most recent actuarial valuation using assumptions agreed by the Pension Trustee Board and UBS. In the event of underfunding, UBS and the Pension Trustee Board must agree on a deficit recovery plan within statutory deadlines. In 2019, UBS made deficit funding contributions of USD 242 million to the UK plan. In 2018, UBS did not make any deficit funding contributions.

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

As of 31 December 2019, the UK plan was in a surplus situation on an IFRS measurement basis as the fair value of plan assets exceeded the DBO by USD 4 million (31 December 2018: deficit of USD 160 million).

Total contributions expected to be made to the UK defined benefit pension plan in 2020 are estimated at USD 13 million, subject to regular funding reviews during the year.

In addition, UBS and the Pension Trustee Board have entered into an arrangement whereby a collateral pool was established to provide security for the pension fund. The value of the collateral pool as of 31 December 2019 was USD 364 million and includes corporate bonds and government-related debt instruments. The Pension Trustee Board and UBS may agree adjustments to the collateral pool in the future. The arrangement provides the Pension Trustee Board dedicated access to a pool of assets in the event of UBS’s insolvency or not paying a required deficit funding contribution.

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

As required under local state pension laws, both plans have fiduciaries who, together with UBS, are responsible for the governance of the plans. UBS regularly reviews the contribution strategy for these plans, considering local statutory funding rules and the cost of any premiums that must be paid to the Pension Benefit Guaranty Corporation for having an underfunded plan. In 2019, the contributions made by UBS were USD 29 million (2018: USD 42 million).

The plan assets for both plans are invested in a diversified portfolio of financial assets. Each pension plan’s fiduciaries are responsible for the investment decisions with respect to the plan assets. Both US plans apply a liability-driven investment approach to support the volatility management in the net asset / liability position. Derivative instruments may be employed to manage volatility.

The employer contributions expected to be made to the US defined benefit pension plans in 2020 are estimated at USD 9 million.

German pension plans

There are two different defined benefit pension plans in Germany, and both are contribution-based plans. No plan assets are set aside to fund these plans, and benefits are paid directly by UBS. The normal retirement age for the participants in the German plans is 65. Within the larger of the two plans, each participant accrues a percentage of salary in a pension account. The accumulated account balance of the plan participant is credited on an annual basis with guaranteed interest at a rate of 5%. In the other plan, amounts are accrued annually based on employee elections related to variable compensation. For this plan, the accumulated account balance is credited on an annual basis with a guaranteed interest rate of 6% for amounts accrued before 2010, of 4% for amounts accrued from 2010 to 2017 and of 0.9% for amounts accrued after 2017. Both plans are regulated under German pension law, under which the responsibility to pay pension benefits when they are due rests entirely with UBS. For these plans, a portion of the pension payments is directly increased in line with price inflation.

The benefits expected to be paid by UBS to the participants of the German plans in 2020 are estimated at USD 10 million.

Financial information by plan

The tables on the following pages provide an analysis of the movement in the net asset / liability recognized on the balance sheet for defined benefit pension plans, as well as an analysis of amounts recognized in net profit and in Other comprehensive income.

Note 29  Pension and other post-employment benefit plans (continued)

Defined benefit pension plans
USD million	Swiss plan		UK plan		US and German plans		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Defined benefit obligation at the beginning of the year	22,566	23,419	3,192	3,744	1,679	1,816	27,437	28,978
Current service cost	409	405	0	0	6	7	415	413
Interest expense	200	151	92	93	59	55	351	299
Plan participant contributions	240	218	0	0	0	0	240	218
Remeasurements	1,728	(242)	361	(266)	185	(69)	2,275	(577)
of which: actuarial (gains) / losses due to changes in demographic assumptions	(196)	0	(26)	(18)	3	(5)	(220)	(23)
of which: actuarial (gains) / losses due to changes in financial assumptions	1,641	(639)	421	(257)	179	(69)	2,241	(964)
of which: experience (gains) / losses[1]	284	397	(34)	8	4	5	254	410
Past service cost related to plan amendments	0	(241)	0	4	0	0	0	(237)
Curtailments	0	(20)	0	0	0	0	0	(20)
Benefit payments	(1,046)	(954)	(135)	(202)	(102)	(112)	(1,283)	(1,268)
Foreign currency translation	399	(170)	144	(181)	(8)	(18)	535	(369)
Defined benefit obligation at the end of the year	24,496	22,566	3,654	3,192	1,820	1,679	29,970	27,437
of which: amounts owed to active members	11,577	10,452	164	146	235	226	11,976	10,823
of which: amounts owed to deferred members	0	0	1,559	1,434	675	606	2,233	2,040
of which: amounts owed to retirees	12,918	12,114	1,931	1,612	911	847	15,760	14,574
Fair value of plan assets at the beginning of the year	25,839	26,656	3,032	3,469	1,168	1,265	30,039	31,390
Return on plan assets excluding amounts included in interest income	2,059	(523)	284	(136)	150	(77)	2,492	(736)
Interest income	233	177	89	86	47	44	369	306
Employer contributions	452	505	242	0	38	51	732	556
Plan participant contributions	240	218	0	0	0	0	240	218
Benefit payments	(1,046)	(954)	(135)	(202)	(102)	(112)	(1,283)	(1,268)
Administration expenses, taxes and premiums paid	(11)	(11)	0	0	(2)	(3)	(13)	(14)
Foreign currency translation	453	(228)	146	(185)	0	0	599	(412)
Fair value of plan assets at the end of the year	28,219	25,839	3,658	3,032	1,299	1,168	33,176	30,039
Asset ceiling effect at the beginning of the year	3,274	3,237	0	0	0	0	3,274	3,237
Interest expense on asset ceiling effect	30	23	0	0	0	0	30	23
Asset ceiling effect excluding interest expense and foreign currency translation on asset ceiling effect	353	71	0	0	0	0	353	71
Foreign currency translation	67	(58)	0	0	0	0	67	(58)
Asset ceiling effect at the end of the year	3,724	3,274	0	0	0	0	3,724	3,274
Net defined benefit asset / (liability)	0	0	4	(160)	(521)	(511)	(518)	(671)

Movement in the net asset / (liability) recognized on the balance sheet
Net asset / (liability) recognized on the balance sheet at the beginning of the year	0	0	(160)	(275)	(511)	(550)	(671)	(825)
Net periodic expenses recognized in net profit	(417)	(153)	(3)	(11)	(21)	(22)	(440)	(186)
Gains / (losses) recognized in other comprehensive income	(22)	(352)	(78)	130	(35)	(8)	(135)	(230)
Employer contributions	452	505	242	0	38	51	732	556
Foreign currency translation	(13)	0	2	(4)	8	18	(3)	14
Net asset / (liability) recognized on the balance sheet at the end of the year	0	0	4	(160)	(521)	(511)	(518)	(671)

Funded and unfunded plans
Defined benefit obligation from funded plans	24,496	22,566	3,654	3,192	1,319	1,219	29,469	26,976
Defined benefit obligation from unfunded plans	0	0	0	0	501	460	501	460
Plan assets	28,219	25,839	3,658	3,032	1,299	1,168	33,176	30,039
Surplus / (deficit)	3,724	3,274	4	(160)	(521)	(511)	3,206	2,603
Asset ceiling effect	3,724	3,274	0	0	0	0	3,724	3,274
Net defined benefit asset / (liability)	0	0	4	(160)	(521)	(511)	(518)	(671)

1 Experience (gains) / losses are a component of actuarial remeasurements of the defined benefit obligation that reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 29  Pension and other post-employment benefit plans (continued)

Analysis of amounts recognized in net profit
USD million	Swiss plan		UK plan		US and German plans		Total
For the year ended	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Current service cost	409	405	0	0	6	7	415	413
Interest expense related to defined benefit obligation	200	151	92	93	59	55	351	299
Interest income related to plan assets	(233)	(177)	(89)	(86)	(47)	(44)	(369)	(306)
Interest expense on asset ceiling effect	30	23	0	0	0	0	30	23
Administration expenses, taxes and premiums paid	11	11	0	0	2	3	13	14
Past service cost related to plan amendments	0	(241)	0	4	0	0	0	(237)
Curtailments	0	(20)	0	0	0	0	0	(20)
Net periodic expenses recognized in net profit	417	153	3	11	21	22	440	186

Analysis of amounts recognized in other comprehensive income (OCI)
USD million	Swiss plan		UK plan		US and German plans		Total
For the year ended	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Remeasurement of defined benefit obligation	(1,728)	242	(361)	266	(185)	69	(2,275)	577
Return on plan assets excluding amounts included in interest income	2,059	(523)	284	(136)	150	(77)	2,492	(736)
Asset ceiling effect excluding interest expense and foreign currency translation on asset ceiling effect	(353)	(71)	0	0	0	0	(353)	(71)
Total gains / (losses) recognized in other comprehensive income, before tax	(22)	(352)	(78)	130	(35)	(8)	(135)	(230)

The table below provides information about the duration of the DBO and the timing for expected benefit payments.

	Swiss plan		UK plan		US and German plans[1]
	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Duration of the defined benefit obligation (in years)	14.9	14.5	20.2	19.5	10.1	9.8
Maturity analysis of benefits expected to be paid
USD million
Benefits expected to be paid within 12 months	1,232	1,153	93	82	121	108
Benefits expected to be paid between 1 and 3 years	2,483	2,356	209	187	228	216
Benefits expected to be paid between 3 and 6 years	3,670	3,554	384	345	346	336
Benefits expected to be paid between 6 and 11 years	5,761	5,643	748	701	548	566
Benefits expected to be paid between 11 and 16 years	5,070	5,142	807	770	455	494
Benefits expected to be paid in more than 16 years	15,517	16,792	3,913	3,927	721	798
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

Swiss pension plan

In 2019, a loss of USD 1,728 million was recognized in Other comprehensive income (OCI) related to the remeasurement of the DBO. This was primarily due to a market-driven decrease in the discount rate, which resulted in an OCI loss of USD 1,887 million and an experience loss of USD 284 million, reflecting the effects of differences between the previous actuarial assumptions and what actually occurred. These losses were partly offset by gains of USD 243 million resulting from a decrease in the expected rate of interest credit on retirement savings, USD 103 million due to an update in the disability assumption and USD 94 million due to an update in the turnover assumption.

In 2018, a net gain of USD 242 million was recognized in OCI related to the remeasurement of the DBO. This was primarily due to a market-driven increase in the discount rate, which resulted in an OCI gain of USD 776 million. This effect was partially offset by experience losses of USD 397 million, reflecting differences between the previous actuarial assumptions and what actually occurred, and market-driven changes to the assumed rate of interest credit on retirement savings, which resulted in a loss of USD 124 million. Changes in other assumptions were not significant.

UK pension plan

In 2019, a loss of USD 361 million was recognized in OCI related to the remeasurement of the DBO for the UK plan. This was primarily due to a market-driven decrease in the discount rate, which resulted in an OCI loss of USD 552 million. This loss was partially offset by a gain of USD 132 million due to a decrease in the expected rate of pension increase, experience gains of USD 34 million which reflect differences between the previous actuarial assumptions and what actually occurred, and a gain of USD 21 million due to an update of the mortality improvement assumption.

In 2018, a net gain of USD 266 million was recognized in OCI related to the remeasurement of the DBO for the UK plan. This was primarily due to a market-driven increase in the discount rate, which resulted in an OCI gain of USD 219 million, as well as changes in the pension increase assumption, which resulted in an OCI gain of USD 37 million.

US and German pension plans

In 2019, a loss of USD 185 million was recognized in OCI related to the remeasurement of the DBO for the US and German plans, compared with a net gain of USD 69 million in 2018. OCI gains and losses in both years were primarily driven by market-driven movements in discount rates.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 29  Pension and other post-employment benefit plans (continued)

The tables below show the significant actuarial assumptions used in calculating the DBO at the end of the year.

Significant actuarial assumptions
	Swiss plan		UK plan		US and German plans[1]
In %	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Discount rate	0.29	0.92	2.07	2.90	2.58	3.69
Rate of salary increase	1.50	1.50	0.00	0.00	2.37	2.81
Rate of pension increase	0.00	0.00	2.92	3.10	1.80	1.50
Rate of interest credit on retirement savings	0.49	0.92	0.00	0.00	2.57	3.70
1 Represents weighted average assumptions across US and German plans.

Mortality tables and life expectancies for major plans
		Life expectancy at age 65 for a male member currently
		aged 65		aged 45
Country	Mortality table	31.12.19	31.12.18	31.12.19	31.12.18
Switzerland	BVG 2015 G with CMI 2016 projections	21.6	21.6	23.1	23.1
UK	S2PA with CMI 2018 projections[1]	23.3	23.4	24.5	24.6
USA	RP2014 WCHA with MP2019 projection scale[2]	22.8	22.8	24.3	24.3
Germany	Dr. K. Heubeck 2018 G	20.7	20.5	23.5	23.3

		Life expectancy at age 65 for a female member currently
		aged 65		aged 45
Country	Mortality table	31.12.19	31.12.18	31.12.19	31.12.18
Switzerland	BVG 2015 G with CMI 2016 projections	23.6	23.5	25.1	25.0
UK	S2PA with CMI 2018 projections[1]	25.1	25.2	26.4	26.5
USA	RP2014 WCHA with MP2019 projection scale[2]	24.4	24.4	25.9	26.0
Germany	Dr. K. Heubeck 2018 G	24.2	24.1	26.4	26.3
1 In 2018, the mortality table S2PA with CMI 2017 projections was used. 2 In 2018, the mortality table RP2014 WCHA with MP2018 projection scale was used.

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

Sensitivity analysis of significant actuarial assumptions[1]
Increase / (decrease) in defined benefit obligation	Swiss plan		UK plan		US and German plans
USD million	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Discount rate
Increase by 50 basis points	(1,505)	(1,327)	(346)	(292)	(86)	(77)
Decrease by 50 basis points	1,710	1,503	395	333	93	84
Rate of salary increase
Increase by 50 basis points	76	68	–[2]	–[2]	1	1
Decrease by 50 basis points	(73)	(65)	–[2]	–[2]	(1)	(1)
Rate of pension increase
Increase by 50 basis points	1,221	1,090	331	260	7	6
Decrease by 50 basis points	–[3]	–[3]	(299)	(262)	(7)	(6)
Rate of interest credit on retirement savings
Increase by 50 basis points	175	231	–[4]	–[4]	9	9
Decrease by 50 basis points	(102)[5]	(219)	–[4]	–[4]	(9)	(9)
Life expectancy
Increase in longevity by one additional year	886	751	154	122	51	42

1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.    2 As the plan is closed for future service, a change in assumption is not applicable.    3 As the assumed rate of pension increase was 0% as of 31 December 2019 and as of 31 December 2018, a downward change in assumption is not applicable.    4 As the UK plan does not provide interest credits on retirement savings, a change in assumption is not applicable.    5 As of 31 December 2019, 21% of retirement savings were subject to a legal minimum rate of 1.00%.

Note 29  Pension and other post-employment benefit plans (continued)

Fair value of plan assets

The tables below provide information about the composition and fair value of plan assets of the Swiss, the UK and the US pension plans.

Composition and fair value of plan assets

Swiss plan
	31.12.19				31.12.18
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	159	0	159	1	137	0	137	1
Real estate / property
Domestic	0	3,050	3,050	11	0	2,963	2,963	11
Foreign	0	160	160	1	0	0	0	0
Investment funds
Equity
Domestic	701	0	701	2	628	0	628	2
Foreign	6,091	1,653	7,743	27	5,721	1,515	7,237	28
Bonds[1]
Domestic, AAA to BBB–	3,238	0	3,238	11	2,570	0	2,570	10
Foreign, AAA to BBB–	5,880	0	5,880	21	6,194	0	6,194	24
Foreign, below BBB–	999	0	999	4	892	0	892	3
Real estate
Foreign	0	0	0	0	0	11	11	0
Other	1,604	3,956	5,560	20	518	4,142	4,659	18
Other investments	535	194	729	3	531	18	549	2
Total fair value of plan assets	19,206	9,014	28,219	100	17,190	8,649	25,839	100

			31.12.19				31.12.18
Total fair value of plan assets			28,219				25,839
of which:[2]
Bank accounts at UBS			159				132
UBS debt instruments			7				13
UBS shares			21				25
Securities lent to UBS[3]			1,328				1,567
Property occupied by UBS			88				88
Derivative financial instruments, counterparty UBS[3]			10				34

1 The bond credit ratings are primarily based on Standard & Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in Standard & Poor’s rating classification.    2 Bank accounts at UBS encompass accounts in the name of the Swiss pension fund. The other positions disclosed in the table encompass both direct investments in UBS instruments and indirect investments, i.e., those made through funds that the pension fund invests in.    3 Securities lent to UBS and derivative financial instruments are presented gross of any collateral. Securities lent to UBS were fully covered by collateral as of 31 December 2019 and 31 December 2018. Net of collateral, derivative financial instruments amounted to USD 6 million as of 31 December 2019 (31 December 2018: USD 10 million).

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 29  Pension and other post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

UK plan
	31.12.19				31.12.18
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	141	0	141	4	143	0	143	5
Bonds[1]
Domestic, AAA to BBB–	1,810	0	1,810	49	1,604	0	1,604	53
Investment funds
Equity
Domestic	33	0	33	1	26	0	26	1
Foreign	916	0	916	25	658	0	658	22
Bonds[1]
Domestic, AAA to BBB–	610	117	727	20	587	93	680	22
Domestic, below BBB–	22	0	22	1	15	0	15	0
Foreign, AAA to BBB–	310	0	310	8	258	0	258	9
Foreign, below BBB–	108	0	108	3	51	0	51	2
Real estate
Domestic	103	18	122	3	102	28	131	4
Foreign	0	19	19	1	0	0	0	0
Insurance contracts	0	7	7	0	0	0	0	0
Derivatives	3	0	3	0	0	0	0	0
Asset-backed securities	0	6	6	0	21	2	22	1
Other investments[2]	(572)	7	(565)	(15)	(565)	9	(556)	(18)
Total fair value of plan assets	3,483	175	3,658	100	2,900	132	3,032	100

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

Note 29  Pension and other post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

US plans
	31.12.19				31.12.18
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	27	0	27	2	27	0	27	2
Bonds[1]
Domestic, AAA to BBB–	475	0	475	37	462	0	462	40
Domestic, below BBB–	2	0	2	0	2	0	2	0
Foreign, AAA to BBB–	99	0	99	8	92	0	92	8
Foreign, below BBB–	3	0	3	0	3	0	3	0
Investment funds
Equity
Domestic	208	0	208	16	143	0	143	12
Foreign	161	0	161	12	157	0	157	13
Bonds[1]
Domestic, AAA to BBB–	176	0	176	14	104	0	104	9
Domestic, below BBB–	28	0	28	2	23	0	23	2
Foreign, AAA to BBB–	17	0	17	1	56	0	56	5
Foreign, below BBB–	3	0	3	0	6	0	6	1
Real estate
Domestic	0	13	13	1	0	13	13	1
Other	69	0	69	5	64	0	64	5
Insurance contracts	0	18	18	1	0	17	17	1
Total fair value of plan assets	1,268	31	1,299	100	1,139	29	1,168	100

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

As of 31 December 2019, the net liability recognized for post-employment medical insurance plans was USD 62 million (31 December 2018: USD 62 million). An expense of USD 2 million was recognized in the income statement in 2019 (2018: gain of USD 11 million; 2017: expense of USD 3 million) and a loss of USD 3 million in Other comprehensive income in 2019 (2018: gain of USD 7 million; 2017: gain of USD 1 million).

The benefits expected to be paid to participants in 2020 are estimated at USD 5 million.

The measurement of each medical insurance plan’s post-employment benefit obligation considers different actuarial assumptions. Reasonably possible changes in actuarial assumptions would not lead to material movements in the net liability recognized as of 31 December 2019 and as of December 2018.

c) Defined contribution plans

UBS sponsors a number of defined contribution plans in locations outside Switzerland. The locations with significant defined contribution plans are the US and the UK. Certain plans allow employees to make contributions and earn matching or other contributions from UBS. Employer contributions to defined contribution plans are recognized as an expense, which, for 2019, 2018 and 2017, amounted to USD 326 million, USD 268 million and USD 243 million, respectively.

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

Also, UBS leases certain properties that are owned by the Swiss pension fund. As of 31 December 2019, the minimum commitment toward the Swiss pension fund under the related leases was approximately USD 14 million (31 December 2018: USD 17 million).

→   Refer to the “Composition and fair value of plan assets” table in Note 29a  for more information about fair value of investments in UBS instruments held by the Swiss pension fund

The following amounts have been received or paid by UBS from and to the pension and other post-employment benefit plans located in Switzerland, the UK and the US in respect of these banking activities and arrangements.

Related-party disclosure
	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Received by UBS
Fees	34	35	36
Paid by UBS
Rent	4	4	5
Dividends, capital repayments and interest	11	10	10

The transaction volumes in UBS shares and UBS debt instruments and the balances of UBS shares held as of 31 December were:

Transaction volumes – UBS shares and UBS debt instruments
	For the year ended
	31.12.19	31.12.18
Financial instruments bought by pension funds
UBS shares (in thousands of shares)	967	889
UBS debt instruments (par values, USD million)	2	13
Financial instruments sold by pension funds or matured
UBS shares (in thousands of shares)	1,977	547
UBS debt instruments (par values, USD million)	8	3

UBS shares held by pension and other post-employment benefit plans
	31.12.19	31.12.18
Number of shares (in thousands of shares)	15,701	16,712
Fair value (USD million)	198	207

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

→   Refer  to Note 1a item 6 for a description of the accounting policy related to share-based and other deferred compensation plans

Mandatory deferred compensation plans

Equity Ownership Plan (EOP)

The EOP is a mandatory deferred share-based compensation plan for all employees with total annual compensation greater than USD / CHF 300,000. Starting with performance year 2019, GEB members, Group Managing Directors (GMDs) and Vice Chairs receive Long-Term Incentive Plan (LTIP) awards instead of EOP.

EOP awards granted to GEB members and GMDs in 2019 and prior years, as well as EOP awards granted to certain other employees, will only vest if both Group and business division performance conditions are met. For awards granted in 2019 and 2020, related to the performance years 2018 and 2019, respectively, the Group performance condition is based on the average reported return on common equity tier 1 capital (RoCET1). For awards granted in 2018 and before, the Group performance condition is based on the average adjusted return on tangible equity (RoTE) excluding deferred tax assets over the performance period. Business division performance is measured on the basis of their average adjusted return on attributed equity (RoAE). For Corporate Center employees, it is measured on the basis of the average operating businesses’ adjusted RoAE.

Certain awards, such as replacement awards issued outside the normal performance year cycle, may take the form of deferred cash under the EOP plan rules.

Notional shares represent a promise to receive UBS shares at vesting and do not carry voting rights during the vesting period. Awards granted generally carry a dividend equivalent that may be paid in notional shares or cash and that vests on the same terms and conditions as the awards. However, starting with awards granted in 2018 for the performance year 2017, European Banking Authority guidelines do not permit individuals who are deemed to be Material Risk Takers (MRTs) to receive dividend or interest payments on instruments awarded as deferred variable compensation. Where dividend payments are not permitted, the grant price of the EOP award is adjusted for the expected dividend yield over the vesting period to reflect the fair value of the non-dividend-bearing award.

Awards are settled by delivering UBS shares at vesting, except in jurisdictions where this is not permitted for legal or tax reasons. EOP awards generally vest in equal installments after two and three years following the granting of such awards. Awards granted to GEB members in 2019 and prior years generally vest after three, four and five years. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS.

Long-Term Incentive Plan

The LTIP is a mandatory deferred share-based compensation plan for senior leaders of the Group (i.e., GEB members, GMDs and Vice Chairs). LTIP awards are granted for the first time in 2020 as part of the performance award pool for 2019.

The final number of notional shares delivered at vesting depends on two equally weighted performance metrics: average reported return on CET1 capital (RoCET1) and relative total shareholder return (rTSR), which measures UBS's total shareholder return against an index consisting of global systemically important banks as determined by the Financial Stability Board. These performance metrics are separately valued as of the date of grant and (re-)assessed over a three-year performance period starting in the year of grant. For both metrics there is a threshold level, which would result in a 33% payout, and a maximum level, which would result in a 100% payout. Any performance between the threshold and the maximum level would result in a linear payout between 33% and 100%.

The final number of shares as determined at the end of the three-year performance period will vest in three equal installments in each of the three years following the performance period for GEB members, and cliff-vest in the first year following the performance period for GMDs and Vice Chairs. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS.

In general, the form of the equity awards (notional shares), the entitlement to dividend equivalents and the settlement method is the same as for EOP awards.

Deferred Contingent Capital Plan (DCCP)

The DCCP is a mandatory deferred compensation plan for all employees with total annual compensation greater than USD / CHF 300,000.

DCCP awards take the form of notional additional tier 1 (AT1) capital instruments, which, at the discretion of UBS, can be settled in either a cash payment or a perpetual, marketable AT1 capital instrument. DCCP awards vest in full after five years, and up to seven years for UK senior management functions, unless there is a trigger event.

Note 30  Employee benefits: variable compensation (continued)

Awards are forfeited if a viability event occurs, i.e., if FINMA notifies the firm in writing that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. Additionally, they are also written down if the Group’s common equity tier 1 capital ratio falls below 10% for GEB members and below 7% for all other employees. As an additional performance condition, GEB members forfeit 20% of their award for each loss-making year during the vesting period.

Interest payments on DCCP awards are paid at the discretion of UBS. Where interest payments are not permitted, such as for MRTs, the DCCP award reflects the fair value of the granted non-interest-bearing award.

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

Other compensation plans

Equity Plus Plan (Equity Plus)

Equity Plus is a voluntary share-based compensation plan that provides eligible employees with the opportunity to purchase UBS shares at market value and receive one notional share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through deductions from salary. If the shares purchased are held until three years from the start of the associated plan year and, in general, if the employee remains employed by UBS, the notional shares vest. Employees are entitled to receive a dividend equivalent which may be paid in notional shares and/or cash.

Role-based allowances (RBA)

Certain employees of legal entities regulated in the EU may receive an RBA in addition to their base salary. This allowance reflects the market value of a specific role and is fixed, non-forfeitable compensation. Unlike salary, an RBA is paid only as long as the employee is in such a role. RBA consist of a cash portion and, where applicable, a blocked UBS share award. Such shares will be unblocked in equal installments after two and three years. The compensation expense is recognized in the year of grant.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 30  Employee benefits: variable compensation (continued)

Discontinued deferred compensation plans

The following plans have been discontinued.

Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP)

Until 2009, certain key and high-potential employees were granted discretionary share-settled stock appreciation rights (SARs) or options on UBS shares with a strike price not less than the market value of a UBS share on the date of grant. SARs gave employees the right to receive a number of UBS shares equal to the increase in market price of the UBS share between the grant date and the exercise date. One option entitled the holder to acquire one registered UBS share at the option’s strike price. SARs and options were settled by delivering UBS shares, except in jurisdictions where this was not permitted for legal reasons. All unexercised options and stock appreciation rights under these awards expired in 2019.

PartnerPlus

Through performance year 2016, financial advisor strategic objective awards were partly granted under the PartnerPlus deferred cash plan. In addition to such granted awards (UBS company contributions), participants were allowed to voluntarily contribute additional amounts otherwise payable as production payout up to a certain percentage, which vested upon contribution. Company contributions and voluntary contributions were credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant could elect to have voluntary contributions, along with vested company contributions, credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both company and voluntary contributions ratably vest in 20% installments six to 10 years following grant date. Company contributions and interest on notional earnings on both company and voluntary contributions are forfeitable under certain circumstances.

GrowthPlus

GrowthPlus is a compensation plan for selected financial advisors whose revenue production and length of service exceeded defined thresholds from 2010 to 2017. Awards were granted in 2010, 2011, 2015 and 2018. The awards are cash-based and are distributed over seven years, with the exception of 2018 awards, which are distributed over five years.

Share delivery obligations

Share delivery obligations related to employee share-based compensation awards were 156 million shares as of 31 December 2019 (31 December 2018: 146 million shares). Share delivery obligations are calculated on the basis of undistributed notional share awards, options and stock appreciation rights, taking applicable performance conditions into account.

As of 31 December 2019, UBS held 125 million treasury shares (31 December 2018: 118 million) that were available to satisfy share delivery obligations. Treasury shares held are delivered to employees at exercise or vesting.

Note 30  Employee benefits: variable compensation (continued)

b) Effect on the income statement

Effect on the income statement for the financial year and future periods

The table below provides information about compensation expenses related to total variable compensation, including financial advisor variable compensation, that were recognized in the financial year ended 31 December 2019, as well as expenses that were deferred and will be recognized in the income statement for 2020  and later. The majority of expenses deferred to 2020 and later that are related to the performance year 2019 relates to awards granted in February 2020. The total unamortized compensation expense for unvested share-based awards granted up to 31 December 2019 will be recognized in future periods over a weighted average period of 2.4 years.

Variable compensation including financial advisor variable compensation
	Expenses recognized in 2019			Expenses deferred to 2020 and later[1]
USD million	Related to the performance year 2019	Related to prior performance years	Total	Related to the performance year 2019	Related to prior performance years	Total
Non-deferred cash	1,894	(26)	1,868	0	0	0
Deferred compensation awards	299	588	887	429	608	1,036
of which: Equity Ownership Plan	122	300	422	205	219	424
of which: Deferred Contingent Capital Plan	113	262	375	173	365	538
of which: Long-Term Incentive Plan	39	0	39	25	0	25
of which: Asset Management EOP	25	26	51	26	23	49
Total variable compensation – performance awards	2,193	562	2,755	429	608	1,036
Replacement payments	5	51	56	44	30	75
Forfeiture credits	0	(86)	(86)	0	0	0
Severance payments	125	0	125	0	0	0
Retention plan and other payments	28	28	56	23	29	52
Deferred Contingent Capital Plan: interest expense	0	94	94	50	172	222
Total variable compensation – other	159	88	246	117	232	349
Financial advisor variable compensation	3,233	268	3,501	197	710	907
of which: non-deferred cash	3,064	0	3,064	0	0	0
of which: deferred share-based awards	57	48	106	54	130	183
of which: deferred cash-based awards	112	219	331	144	580	724
Compensation commitments with recruited financial advisors[2]	32	510	542	350	1,617	1,967
Total financial advisor variable compensation	3,265	778	4,043	548	2,327	2,874
Total variable compensation including FA variable compensation	5,617	1,428	7,045[3]	1,093	3,166	4,259

1 Estimate as of 31 December 2019. Actual amounts to be expensed in future periods may vary, e.g., due to forfeiture of awards.    2 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    3 Includes USD 610 million in expenses related to share-based compensation (performance awards: USD 461 million; other variable compensation: USD 43 million; financial advisor compensation: USD 106 million). A further USD 61 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 10 million, related to role-based allowances; social security: USD 25 million; other personnel expenses: USD 27 million related to the Equity Plus Plan). Total personnel expense related to share-based equity-settled compensation excluding social security was USD 619 million.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 30  Employee benefits: variable compensation (continued)

Variable compensation including financial advisor variable compensation (continued)
	Expenses recognized in 2018			Expenses deferred to 2019 and later[1]
USD million	Related to the performance year 2018	Related to prior performance years	Total	Related to the performance year 2018	Related to prior performance years	Total
Non-deferred cash	2,089	(32)	2,057	0	0	0
Deferred compensation awards	373	565	938	585	653	1,238
of which: Equity Ownership Plan	217	309	526	325	244	570
of which: Deferred Contingent Capital Plan	131	226	357	238	382	620
of which: Asset Management EOP	25	28	53	22	26	48
of which: other performance awards	0	2	2	0	1	1
Total variable compensation – performance awards	2,461	534	2,995	585	653	1,238
Replacement payments	7	64	72	60	41	102
Forfeiture credits	0	(136)	(136)	0	0	0
Severance payments	123	0	123	0	0	0
Retention plan and other payments	33	33	66	24	33	57
Deferred Contingent Capital Plan: interest expense	0	119	119	96	195	291
Total variable compensation – other	162	80	243	180	269	450
Financial advisor variable compensation	3,233	237	3,470	128	639	767
of which: non-deferred cash	3,089	0	3,089	0	0	0
of which: deferred share-based awards	51	44	95	52	131	183
of which: deferred cash-based awards	93	193	286	76	507	584
Compensation commitments with recruited financial advisors[2]	33	551	584	357	1,883	2,240
Total financial advisor variable compensation	3,266	789	4,054	484	2,522	3,006
Total variable compensation including FA variable compensation	5,889	1,403	7,292[3]	1,250	3,444	4,694

1 Estimate as of 31 December 2018. Actual amounts expensed may vary, e.g., due to forfeiture of awards.    2 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    3 Includes USD 634 million in expenses related to share-based compensation (performance awards: USD 526 million; other variable compensation: USD 12 million; financial advisor compensation: USD 95 million). A further USD 49 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 15 million, related to role-based allowances; social security: USD 8 million; other personnel expenses: USD 26 million, related to the Equity Plus Plan). Total personnel expense related to share-based equity-settled compensation excluding social security was USD 676 million.

Note 30  Employee benefits: variable compensation (continued)

Variable compensation including financial advisor variable compensation (continued)
	Expenses recognized in 2017			Expenses deferred to 2018 and later[1]
USD million	Related to the performance year 2017	Related to prior performance years	Total	Related to the performance year 2017	Related to prior performance years	Total
Non-deferred cash	2,088	(25)	2,062	0	0	0
Deferred compensation awards	399	689	1,088	594	697	1,291
of which: Equity Ownership Plan	239	344	583	329	291	620
of which: Deferred Contingent Capital Plan	135	310	444	238	376	614
of which: Asset Management EOP	25	32	57	27	27	54
of which: other performance awards	0	4	4	0	3	3
Total variable compensation – performance awards	2,487	664	3,151	594	697	1,291
Replacement payments	13	59	72	86	44	130
Forfeiture credits	0	(107)	(107)	0	0	0
Severance payments	113	0	113	0	0	0
Retention plan and other payments	25	38	63	30	33	63
Deferred Contingent Capital Plan: interest expense	0	111	111	80	222	301
Total variable compensation – other	151	101	252	196	298	494
Financial advisor variable compensation	3,050	260	3,310	156	795	951
of which: non-deferred cash	2,891	0	2,891	0	0	0
of which: deferred share-based awards	54	48	102	70	121	191
of which: deferred cash-based awards	104	212	316	86	674	760
Compensation commitments with recruited financial advisors[2]	31	723	754	369	2,058	2,428
Total financial advisor variable compensation	3,080	984	4,064	526	2,853	3,379
Total variable compensation including FA variable compensation	5,718	1,749	7,467[3]	1,316	3,848	5,164

1 Estimate as of 31 December 2017. Actual amounts expensed may vary, e.g., due to forfeiture of awards.    2 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    3 Includes USD 711 million in expenses related to share-based compensation (performance awards: USD 583 million; other variable compensation: USD 26 million; financial advisor compensation: USD 102 million). A further USD 101 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 25 million, related to role-based allowances; social security: USD 51 million; other personnel expenses: USD 25 million, related to the Equity Plus Plan). Total personnel expense related to share-based equity-settled compensation excluding social security was USD 735 million.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 30  Employee benefits: variable compensation (continued)

c) Outstanding share-based compensation awards

Share and performance share awards

Movements in outstanding share-based awards under the EOP during 2019 and 2018 are provided in the table below.

Movements in outstanding share-based compensation awards
	Number of shares 2019	Weighted average grant date fair value (USD)	Number of shares 2018	Weighted average grant date fair value (USD)
Outstanding, at the beginning of the year	146,845,027	16	162,835,713	15
Awarded during the year	77,641,909	11	58,329,398	17
Distributed during the year	(61,152,200)	13	(67,696,099)	15
Forfeited during the year	(7,269,974)	14	(6,623,984)	16
Outstanding, at the end of the year	156,064,763	14	146,845,027	16
of which: shares vested for accounting purposes	79,486,447		66,850,562

The total carrying amount of the liability related to cash-settled share-based awards as of 31 December 2019 and 31 December 2018 was USD 34 million and USD 39 million, respectively.

Option awards

No option awards have been granted since 2009. All remaining options expired in the year 2019. The table below provides information about movements in outstanding option awards during 2019 and 2018. As these awards are Swiss franc-denominated, weighted average exercise prices are presented in Swiss francs.

Movements in outstanding option awards
	Number of options 2019	Weighted average exercise price (CHF)	Number of options 2018	Weighted average exercise price (CHF)
Outstanding, at the beginning of the year	6,567,592	14	32,583,168	25
Exercised during the year[1]	(2,818,070)	10	(1,813,583)	12
Forfeited during the year	(512)	16	(19,752)	23
Expired unexercised	(3,749,010)	16	(24,182,241)	29
Outstanding, at the end of the year	0	n/a	6,567,592	14
Exercisable, at the end of the year	0	n/a	6,567,592	14

1 The weighted average share price upon option exercise was CHF 12.69 in 2019 (2018: CHF 16.22), resulting in an intrinsic value of CHF 7 million of options exercised during 2019 (2018: CHF 7 million).

Note 30  Employee benefits: variable compensation (continued)

SAR awards

No SAR awards have been granted since 2009. All remaining SARs expired in the year 2019. The table below provides information about movements in outstanding SAR awards during 2019 and 2018. As these awards are Swiss franc-denominated, weighted average exercise prices are presented in Swiss francs.

Movements in outstanding SAR awards
	Number of SARs 2019	Weighted average exercise price (CHF)	Number of SARs 2018	Weighted average exercise price (CHF)
Outstanding, at the beginning of the year	5,965,769	12	8,513,415	12
Exercised during the year[1]	(5,381,259)	11	(2,490,146)	11
Forfeited during the year	0	0	(11,000)	13
Expired unexercised	(584,510)	16	(46,500)	12
Outstanding, at the end of the year	0	n/a	5,965,769	12
Exercisable, at the end of the year	0	n/a	5,965,769	12
1 The weighted average share price upon exercise of SARs was CHF 12.71 in 2019 (2018: CHF 16.15), resulting in an intrinsic value of CHF 7 million of SARs exercised during 2019 (2018: CHF 12 million).

d) Valuation

UBS share awards

UBS measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted on the basis of the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money European put option for the term of the transfer restriction. The weighted average discount for share and performance share awards granted during 2019 was approximately 22.6% (2018:  18.0%) of the market price of the UBS share. The grant date fair value of notional shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between the grant date and distribution.

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

Individually significant subsidiaries

The two tables below list the Group’s individually significant subsidiaries as of 31 December 2019. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares that are held entirely by the Group, and the proportion of ownership interest held is equal to the voting rights held by the Group.

The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland in the UK, the US, Singapore, Hong Kong and other countries. UBS Europe SE has branches and offices in a number of EU Member States, including Germany, Italy, Luxembourg, Spain and Austria. Share capital is provided in the currency of the legally registered office.

Individually significant subsidiaries of UBS Group AG as of 31 December 2019
Company	Registered office	Share capital in million		Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland	CHF	385.8	100.0
UBS Business Solutions AG1	Zurich, Switzerland	CHF	1.0	100.0
1 UBS Business Solutions AG holds subsidiaries in Poland, China and India.

Individually significant subsidiaries of UBS AG as of 31 December 2019[1]
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Corporate Center	USD	3,150.0[2]	100.0
UBS Americas Inc.	Wilmington, Delaware, USA	Corporate Center	USD	0.0	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Global Wealth Management	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Global Wealth Management	EUR	446.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1[3]	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Includes direct and indirect subsidiaries of UBS AG.    2 Comprised of common share capital of USD 1,000 and non-voting preferred share capital of USD 3,150,000,000.    3 Comprised of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

Note 31  Interests in subsidiaries and other entities (continued)

Other subsidiaries

The table below lists other direct and indirect subsidiaries of UBS AG that are not individually significant but that contribute to the Group’s total assets and aggregated profit before tax thresholds and are thereby disclosed in accordance with the requirements set by the SEC.

Other subsidiaries of UBS AG as of 31 December 2019
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Asset Management (Hong Kong) Limited	Hong Kong, Hong Kong	Asset Management	HKD	254.0	100.0
UBS Asset Management (Japan) Ltd	Tokyo, Japan	Asset Management	JPY	2,200.0	100.0
UBS Asset Management Life Ltd	London, United Kingdom	Asset Management	GBP	15.0	100.0
UBS Asset Management Switzerland AG	Zurich, Switzerland	Asset Management	CHF	0.5	100.0
UBS Business Solutions US LLC	Wilmington, Delaware, USA	Corporate Center	USD	0.0	100.0
UBS Credit Corp.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS (France) S.A.	Paris, France	Global Wealth Management	EUR	133.0	100.0
UBS Fund Advisor, L.L.C.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Fund Management (Luxembourg) S.A.	Luxembourg, Luxembourg	Asset Management	EUR	13.0	100.0
UBS Fund Management (Switzerland) AG	Basel, Switzerland	Asset Management	CHF	1.0	100.0
UBS (Monaco) S.A.	Monte Carlo, Monaco	Global Wealth Management	EUR	49.2	100.0
UBS Realty Investors LLC	Boston, Massachusetts, USA	Asset Management	USD	9.0	100.0
UBS Securities (Thailand) Ltd	Bangkok, Thailand	Investment Bank	THB	500.0	100.0
UBS Securities Australia Ltd	Sydney, Australia	Investment Bank	AUD	0.3[1]	100.0
UBS Securities Japan Co., Ltd.	Tokyo, Japan	Investment Bank	JPY	32,100.0	100.0
UBS Securities Pte. Ltd.	Singapore, Singapore	Investment Bank	SGD	420.4	100.0
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

Investment fund SEs are generally consolidated when the Group’s aggregate exposure combined with its decision-making rights indicate the ability to use such power in a principal capacity. Typically, the Group will have decision-making rights as fund manager, earning a management fee, and will provide seed capital at the inception of the fund or hold a significant percentage of the fund units. Where other investors do not have the substantive ability to remove UBS as decision maker, the Group is deemed to have control and therefore consolidates the fund.

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

In 2019 and 2018, the Group did not enter into any contractual obligation that could require the Group to provide financial support to consolidated SEs. In addition, the Group did not provide support, financial or otherwise, to a consolidated SE when the Group was not contractually obligated to do so, nor has the Group an intention to do so in the future. Further, the Group did not provide support, financial or otherwise, to a previously unconsolidated SE that resulted in the Group controlling the SE during the reporting period.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 31  Interests in subsidiaries and other entities (continued)

b) Interests in associates and joint ventures

As of 31 December 2019 and 2018, no associate or joint venture was individually material to the Group. In addition, there were no significant restrictions on the ability of associates or joint ventures to transfer funds to UBS Group AG or its subsidiaries in the form of cash dividends or to repay loans or advances made. There were no quoted market prices for any associates or joint ventures of the Group.

Investments in associates and joint ventures
USD million	2019	2018
Carrying amount at the beginning of the year	1,099	1,045
Additions	0	3
Disposals[1]	0	(431)
Reclassifications[2]		(21)
Share of comprehensive income	25	529
of which: share of net profit[3]	46	529
of which: share of other comprehensive income[4]	(21)	1
Dividends received	(83)	(42)
Impairment	(1)
Foreign currency translation	11	16
Carrying amount at the end of the year	1,051	1,099
of which: associates	1,010	1,066
of which: SIX Group AG, Zurich[5]	887	952
of which: other associates	123	114
of which: joint ventures	41	33

1 In December 2018, UBS increased its shareholding in UBS Securities China from 24.99% to 51%, acquiring control of the entity in accordance with IFRS 10, Consolidated Financial Statements. Upon acquisition of control, UBS derecognized its former investment in associate. Refer to Note 32 for more information.    2 Reflects reclassifications to Properties and other non-current assets held for sale.    3 For 2019, consists of USD 28 million from associates and USD 18 million from joint ventures. For 2018, consists of USD 511 million from associates, of which USD 460 million reflected a valuation gain on the equity ownership in SIX related to the sale of SIX Payment Services to Worldline, and USD 18 million from joint ventures.    4 For 2019, consists of negative USD 22 million from associates and USD 1 million from joint ventures. For 2018, the total of USD 1 million is from associates.    5 In 2019, UBS AG’s equity interest amounts to 17.31%. UBS AG is represented on the Board of Directors.

Note 31  Interests in subsidiaries and other entities (continued)

c) Interests in unconsolidated structured entities

During 2019, the Group sponsored the creation of various SEs and interacted with a number of non-sponsored SEs, including securitization vehicles, client vehicles as well as certain investment funds, that UBS did not consolidate as of 31 December 2019 because it did not control these entities.

The table below presents the Group’s interests in and maximum exposure to loss from unconsolidated SEs as well as the total assets held by the SEs in which UBS had an interest as of year-end, except for investment funds sponsored by third parties, for which the carrying amount of UBS’s interest as of year-end has been disclosed.

Interests in unconsolidated structured entities
	31.12.19
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total	Maximum exposure to loss[1]
Financial assets at fair value held for trading	462	130	5,874	6,466	6,466
Derivative financial instruments	9	9	36	55	53
Loans and advances to customers			174	174	174
Financial assets at fair value not held for trading	81	8[2]	157	245	997
Financial assets measured at fair value through other comprehensive income		3,955		3,955	3,955
Other financial assets measured at amortized cost	335	16[2]		351	1,372
Total assets	888[3]	4,118	6,242	11,247
Derivative financial instruments	2[4]	225	324	552	1
Total liabilities	2	225	324	552
Assets held by the unconsolidated structured entities in which UBS had an interest (USD billion)	55[5]	73[6]	413[7]

	31.12.18
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total	Maximum exposure to loss[1]
Financial assets at fair value held for trading	420	174	7,297	7,890	7,890
Derivative financial instruments	8	35	1	44	44
Loans and advances to customers			179	179	179
Financial assets at fair value not held for trading	87	48[2]	166	302	1,878
Financial assets measured at fair value through other comprehensive income		3,931		3,931	3,931
Other financial assets measured at amortized cost	312	25[2]		337	1,423
Total assets	826[3]	4,212	7,643	12,682
Derivative financial instruments	3[4]	123	32	158	3
Total liabilities	3	123	32	158
Assets held by the unconsolidated structured entities in which UBS had an interest (USD billion)	63[5]	69[6]	385[7]

1 For the purpose of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral or other credit enhancements.    2 Represents the carrying amount of loan commitments. The maximum exposure to loss for these instruments is equal to the notional amount.    3 As of 31 December 2019, USD 0.6 billion of the USD 0.9 billion (31 December 2018: USD 0.6 billion of the USD 0.8 billion) was held in Corporate Center – Non-core and Legacy Portfolio.    4 Comprised of credit default swap liabilities and other swap liabilities. The maximum exposure to loss for credit default swap liabilities is equal to the sum of the negative carrying amount and the notional amount. For other swap liabilities, no maximum exposure to loss is reported.    5 Represents the principal amount outstanding.    6 Represents the market value of total assets.    7 Represents the net asset value of the investment funds sponsored by UBS and the carrying amount of UBS’s interests in the investment funds not sponsored by UBS.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 31  Interests in subsidiaries and other entities (continued)

The Group retains or purchases interests in unconsolidated SEs in the form of direct investments, financing, guarantees, letters of credit, derivatives and through management contracts.

The Group’s maximum exposure to loss is generally equal to the carrying amount of the Group’s interest in the SE, with the exception of guarantees, letters of credit and credit derivatives, for which the contract’s notional amount, adjusted for losses already incurred, represents the maximum loss that the Group is exposed to. In addition, the current fair value of derivative swap instruments with a positive replacement value only, such as total return swaps, is presented as the maximum exposure to loss. Risk exposure for these swap instruments could change over time with market movements.

The maximum exposure to loss disclosed in the table on the previous page does not reflect the Group’s risk management activities, including effects from financial instruments that may be used to economically hedge the risks inherent in the unconsolidated SE or the risk-reducing effects of collateral or other credit enhancements.

In 2019 and 2018, the Group did not provide support, financial or otherwise, to an unconsolidated SE when not contractually obligated to do so, nor has the Group an intention to do so in the future.

In 2019 and 2018, income and expenses from interests in unconsolidated SEs primarily resulted from mark-to-market movements recognized in Other net income from financial instruments measured at fair value through profit of loss, which have generally been hedged with other financial instruments, as well as fee and commission income received from UBS-sponsored funds.

Interests in securitization vehicles

As of 31 December 2019 and 31 December 2018,  the Group held interests, both retained and acquired, in various securitization vehicles, a majority of which are held within Corporate Center – Non-core and Legacy Portfolio. The Investment Bank also retained interests in securitization vehicles related to financing, underwriting, secondary market and derivative trading activities. In some cases the Group may be required to absorb losses from an unconsolidated SE before other parties because the Group’s interest is subordinated to others in the ownership structure.

The numbers outlined in the table on the previous page may differ from the securitization positions presented in the
31 December 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors,  for the following reasons: (i) exclusion of synthetic securitizations transacted with entities that are not SEs and transactions in which the Group did not have an interest because it did not absorb any risk; (ii) a different measurement basis in certain cases (e.g., IFRS carrying amount within the table above compared with net exposure amount at default for Pillar 3 disclosures); and (iii) different classification of vehicles viewed as sponsored by the Group versus sponsored by third parties.

→   Refer to Note 1a item 1 for more information about the Group’s accounting policies regarding consolidation and sponsorship of securitization vehicles and other structured entities

→   Refer to the 31 December 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors for more information

Interests in client vehicles

As of 31 December 2019 and 31 December 2018, the Group retained interests in client vehicles sponsored by UBS and third parties that relate to financing and derivative activities, and to hedge structured product offerings. Included within these investments are securities guaranteed by US government agencies.

Interests in investment funds

The Group holds interests in a number of investment funds, primarily resulting from seed investments or in order to hedge structured product offerings. In addition to the interests disclosed in the table on the previous page, the Group manages the assets of various pooled investment funds and receives fees that are based, in whole or part, on the net asset value of the fund and/or the performance of the fund. The specific fee structure is determined on the basis of various market factors and considers the nature of the fund and the jurisdiction of incorporation, as well as fee schedules negotiated with clients. These fee contracts represent an interest in the fund as they align the Group’s exposure with investors, providing a variable return that is based on the performance of the entity. Depending on the structure of the fund, these fees may be collected directly from the fund assets and/or from the investors. Any amounts due are collected on a regular basis and are generally backed by the assets of the fund. The Group did not have any material exposure to loss from these interests as of 31 December 2019 or as of 31 December 2018.

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

The Group also recorded other net income from financial instruments measured at fair value through profit or loss from mark-to-market movements arising primarily from derivatives, such as interest rate and currency swaps as well as credit derivatives, through which the Group purchases protection, and financial liabilities designated at fair value, which do not qualify as interests because the Group does not absorb variability from the performance of the entity. Total income reported does not reflect economic hedges or other mitigating effects from the Group’s risk management activities.

During 2019, UBS and third parties transferred assets of USD 1 billion and USD 1 billion, respectively, into sponsored securitization vehicles created in the year (2018: USD 1 billion and USD 1 billion, respectively). UBS and third parties also transferred assets of USD 0 billion and USD 1 billion, respectively, into sponsored client vehicles created in the year (2018: USD 2 billion and USD 0 billion, respectively). For sponsored investment funds, transfers arose during the period as investors invested and redeemed positions, thereby changing the overall size of the funds, which, when combined with market movements, resulted in a total closing net asset value of USD 42 billion (31 December 2018: USD 18 billion).

Sponsored unconsolidated structured entities in which UBS did not have an interest at year-end
	As of or for the year ended
	31.12.19
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total
Net interest income	(1)	0	(1)	(2)
Net fee and commission income		13	50	63
Other net income from financial instruments measured at fair value through profit or loss	19	(18)	9	11
Total income	19	(5)	58	72
Asset information (USD billion)	2[1]	1[2]	42[3]

	As of or for the year ended
	31.12.18
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total
Net interest income	0	(6)	1	(5)
Net fee and commission income		16	39	54
Other net income from financial instruments measured at fair value through profit or loss	0	8	20	29
Total income	1	18	60	78
Asset information (USD billion)	2[1]	2[2]	18[3]

1 Represents the amount of assets transferred to the respective securitization vehicles.    2 Represents the amount of assets transferred to the respective client vehicles.    3 Represents the total net asset value of the respective investment funds.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 32   Changes in organization and acquisitions and disposals of subsidiaries and businesses

Changes in Group structure and organization

UK business transfer and cross-border merger of UBS Limited into UBS Europe SE

In the fourth quarter of 2018, clients and other counterparties of UBS Limited who can be serviced by UBS AG, London Branch were generally migrated to UBS AG, London Branch. Transactions affecting the transferred businesses that occurred on or after the transfer date were recorded in UBS AG, London Branch.

On 1 March 2019, UBS completed its combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE, its Germany-headquartered European subsidiary.

UBS Asset Management AG

In 2016, UBS transferred the majority of the operating subsidiaries of Asset Management to UBS Asset Management AG. Effective 1 April 2019, as part of UBS’s efforts to improve the resolvability of the Group, the portion of the Asset Management business in Switzerland conducted by UBS AG was transferred from UBS AG to its indirect subsidiary, UBS Asset Management Switzerland AG. With this transfer, UBS has completed the transfer of its Swiss Asset Management business and all Asset Management subsidiaries outside the US into a separate Asset Management sub-group structure.

UBS Group Funding (Switzerland) AG

UBS established UBS Group Funding (Switzerland) AG in 2016 as a wholly owned direct subsidiary of UBS Group AG, to issue loss-absorbing additional tier 1 (AT1) capital instruments and total loss-absorbing capacity (TLAC)-eligible senior unsecured debt, which were guaranteed by UBS Group AG. In line with regulatory requirements in Switzerland and following a change in Swiss tax law as of 1 January 2019 that applies to holding companies of systemically relevant banks issuing loss-absorbing AT1 or TLAC-eligible senior unsecured debt instruments, UBS has migrated such existing instruments to UBS Group AG from UBS Group Funding (Switzerland) AG in October 2019.

UBS Business Solutions AG

In 2015, UBS Business Solutions AG was established as a direct subsidiary of UBS Group AG to act as the Group service company and UBS transferred the ownership of the majority of its existing service subsidiaries outside the US to UBS Business Solutions AG. In 2017, shared services functions in Switzerland and the UK were transferred from UBS AG to UBS Business Solutions AG and UBS also completed the transfer of the shared services employees in the US to its US service company, UBS Business Solutions US LLC, a wholly owned subsidiary of UBS Americas Holding LLC.

Acquisitions

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

Sales and disposals of subsidiaries and businesses

In 2019, 2018 and 2017, no significant subsidiaries were removed from the scope of consolidation as a result of sales or disposals.

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

Note 32   Changes in organization and acquisitions and disposals of subsidiaries and businesses (continued)

Strategic partnership with Sumitomo Mitsui Trust Holdings

In June 2019, UBS entered into a strategic wealth management partnership in Japan with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). In January 2020, the first phase was launched, with operations commencing in the newly established joint venture, UBS SuMi TRUST Wealth Advisory, which is owned equally by UBS Securities Japan and SuMi Trust Holdings and is accounted for as an investment in a joint venture by UBS. UBS and SuMi Trust Holdings have also started offering each other’s products and services to their respective current clients.

The second phase of the partnership is expected to launch in 2021 with the establishment of a new entity which will be 51% owned and controlled by UBS, requiring UBS to consolidate this entity. UBS does not expect a material effect on shareholders’ equity of the Group upon closing.

Strategic partnership with Banco do Brasil

In November 2019, UBS signed a binding agreement with Banco do Brasil to establish a strategic investment banking partnership that will provide investment banking services and institutional securities brokerage in Brazil and selected countries in South America. The partnership is expected to be established through a combination of assets from both stakeholders. UBS intends to contribute its operational investment banking platform in Brazil and Argentina, as well as its institutional brokerage business in Brazil. Banco do Brasil intends to contribute the exclusive access rights to its corporate clients. UBS will hold a controlling interest of 50.01% in the entity, requiring UBS to consolidate this entity. Closing of the transaction is subject to regulatory approvals and is currently expected in the first half of 2020. UBS does not expect a material effect on shareholders’ equity of the Group upon closing.

Sale of majority stake in UBS Fondcenter

In January 2020, UBS has agreed to sell a majority stake in UBS Fondcenter to Clearstream, Deutsche Börse Group’s post-trade services provider. UBS will retain a minority (48.8%) shareholding in the business and will enter into an agreement under which it may sell its remaining shareholding to Clearstream at a later date. As part of the transaction, UBS and Clearstream will enter into long-term commercial cooperation arrangements for the provision of services to Global Wealth Management, Asset Management and the Corporate & Institutional Clients unit of Personal & Corporate Banking. The transaction is subject to customary closing conditions and is expected to close in the second half of 2020. UBS expects to record a post-tax gain of around USD 600 million upon closing of the transaction. UBS will deconsolidate UBS Fondcenter and account for its minority interest as an investment in an associate.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 33   Finance lease receivables

UBS acts as a lessor and leases a variety of assets to third parties under finance leases, such as commercial vehicles, production lines, medical equipment, construction equipment and aircraft. At the end of the respective lease term, assets may be sold to third parties or further leased. Lessees may participate in any sales proceeds achieved. Lease payments cover the cost of the assets less their residual value as well as financing costs.

As of 31 December 2019, unguaranteed residual values of USD 246 million (31 December 2018: USD 156 million) had been accrued and the ECL stage 3 allowance for uncollectible minimum lease payments receivable was USD 6 million (31 December 2018: USD 7 million). No contingent rents were received in 2019. Amounts in the table below are disclosed on a gross basis. The finance lease receivables in Note 17a of USD 1,444 million are presented net of expected credit loss allowances.

Lease receivables
USD million	31.12.19
	Total minimum lease payments	Unearned finance income	Present value
2020	448	31	417
2021–2024	874	52	822
Thereafter	221	6	215
Total	1,544	89	1,455

USD million	31.12.18
	Total minimum lease payments	Unearned finance income	Present value
2019	359	22	337
2020–2023	703	35	669
Thereafter	103	2	102
Total	1,166	58	1,107

Note 34   Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	Gross		Total gross	Sub-participations	Net
As of 31.12.19, USD million	Measured at fair value	Not measured at fair value

Total guarantees	986	18,142	19,128	(2,646)	16,482
Loan commitments	6,308	27,547	33,856	(787)	33,069
Forward starting transactions[1]
Reverse repurchase agreements	20,284	1,657	21,941
Repurchase agreements	7,740	408	8,148

As of 31.12.18, USD million

Total guarantees	1,639	18,146	19,785	(2,803)	16,982
Loan commitments	3,535	31,212	34,747	(647)	34,099
Forward starting transactions[1]
Reverse repurchase agreements	8,117	925	9,042
Securities borrowing agreements		12	12
Repurchase agreements	7,926	400	8,326
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

Remuneration of key management personnel
USD million, except where indicated	31.12.19	31.12.18	31.12.17
Base salaries and other cash payments[1]	32	27	25
Incentive awards – cash[2]	14	15	15
Annual incentive award under DCCP	21	22	22
Employer’s contributions to retirement benefit plans	3	3	3
Benefits in kind, fringe benefits (at market value)	1	2	2
Equity-based compensation[3]	37	40	40
Total	108	109	106
Total (CHF million)[4]	107	107	106

1 May include role-based allowances in line with market practice and regulatory requirements.    2 The cash portion may also include blocked shares in line with regulatory requirements.    3 Expenses for shares granted are calculated at grant date of the respective award and allocated over the vesting period of generally five years. Refer to Note 30 for more information. For GEB members, equity-based compensation for 2019 was entirely comprised of LTIP awards and equity-based compensation for 2018 and 2017 was entirely comprised of EOP awards. For the Chairman of the BoD the equity-based compensation for 2019, 2018 and 2017 was entirely comprised of UBS shares.    4 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the applicable performance award currency exchange rates (2019: USD / CHF 0.99; 2018: USD / CHF 0.98; 2017: USD / CHF 1.00).

The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to USD 7.3 million (CHF 7.3 million) in 2019, USD 7.6 million (CHF 7.4 million) in 2018 and USD 7.1 million (CHF 7.1 million) in 2017.

b) Equity holdings of key management personnel

Equity holdings of key management personnel
	31.12.19	31.12.18
Number of stock options from equity participation plans held by non-independent members of the BoD and the GEB members[1]	0	0
Number of shares held by members of the BoD, GEB and parties closely linked to them[2]	6,887,826	5,954,967
1 Refer to Note 30 for more information. 2 Excludes shares granted under variable compensation plans with forfeiture provisions.

Of the share totals above, no shares were held by close family members of key management personnel on 31 December 2019 and 95,597 shares were held by close family members of key management personnel on 31 December 2018. No shares were held by entities that are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 31 December 2019 and 31 December 2018. Refer to Note 30  for more information. As of 31 December 2019, no member of the BoD or GEB was the beneficial owner of more than 1% of UBS Group AG’s shares.

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

Movements in the loan, advances and mortgage balances are as follows.

Loans, advances and mortgages to key management personnel[1]
USD million, except where indicated	2019	2018
Balance at the beginning of the year	34	42
Additions	9	15
Reductions	(11)	(22)
Balance at the end of the year[2]	33	34
Balance at the end of the year (CHF million)[2,3]	32	34

1 All loans are secured loans.    2 No unused uncommitted credit facilities as of 31 December 2019. Excludes unused uncommitted credit facilities for one GEB member of USD 3,000,000 (CHF 2,949,690) as of 31 December 2018.    3 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.

d) Other related-party transactions with entities controlled by key management personnel

In 2019 and 2018, UBS did not enter into transactions with entities that are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members and as of 31 December 2019, 31 December 2018 and 31 December 2017, there were no outstanding balances related to such transactions. Furthermore, in 2019 and 2018, entities controlled by key management personnel did not sell any goods or provide any services to UBS, and therefore did not receive any fees from UBS. UBS also did not provide services to such entities in 2019 and 2018, and therefore also received no fees.

e) Transactions with associates and joint ventures

Loans to and outstanding receivables from associates and joint ventures
USD million	2019	2018
Carrying amount at the beginning of the year	829	565
Additions	145	276
Reductions	(5)	(13)
Foreign currency translation	13	0
Carrying amount at the end of the year	982	829
of which: unsecured loans	971	818

Other transactions with associates and joint ventures
	As of or for the year ended
USD million	31.12.19	31.12.18
Payments to associates and joint ventures for goods and services received	124	177
Fees received for services provided to associates and joint ventures	1	4
Liabilities to associates and joint ventures	101
Commitments and contingent liabilities to associates and joint ventures	1,598	4

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

Net new money is calculated using the direct method, under which inflows and outflows to/from invested assets are determined at the client level based on transactions. Interest and dividend income from invested assets are not counted as net new money inflows. Market and currency movements as well as fees, commissions and interest on loans charged are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Reclassifications between invested assets and custody-only assets as a result of a change in the service level delivered are generally treated as net new money flows. However, where the change in service level directly results from an externally imposed regulation or from a strategic decision by UBS to exit a market or specific service offering, the one-time net effect is reported as Other effects.

The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this may produce net new money even though client assets were already with UBS. There were no such transfers between the Investment Bank and other business divisions in 2019 and 2018.

Invested assets and net new money
	As of or for the year ended
USD billion	31.12.19	31.12.18
Fund assets managed by UBS	358	342
Discretionary assets	1,209	999
Other invested assets	2,040	1,760
Total invested assets[1]	3,607	3,101
of which: double counts	248	213
Net new money[1]	51	59
1 Includes double counts.

Development of invested assets
USD billion	2019	2018
Total invested assets at the beginning of the year[1]	3,101	3,262
Net new money	51	59
Market movements[2]	444	(180)
Foreign currency translation	6	(35)
Other effects	5	(5)
of which: acquisitions / (divestments)	(1)	7
Total invested assets at the end of the year[1]	3,607	3,101
1 Includes double counts. 2 Includes interest and dividend income.

Consolidated financial statements
UBS Group AG consolidated financial statements

Note 37   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate		Average rate[1]
	As of		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18	31.12.17
1 CHF	1.03	1.02	1.01	1.02	1.02
1 EUR	1.12	1.15	1.12	1.18	1.14
1 GBP	1.32	1.28	1.28	1.33	1.30
100 JPY	0.92	0.91	0.92	0.91	0.89

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

Note 38   Main differences between IFRS and Swiss GAAP

The consolidated financial statements of UBS Group AG are prepared in accordance with International Financial Reporting Standards (IFRS). The Swiss Financial Market Supervisory Authority (FINMA) requires financial groups that present their financial statements under IFRS to provide a narrative explanation of the main differences between IFRS and Swiss GAAP (FINMA Circular 2015/1 and the Banking Ordinance). Included in this Note are the significant differences in the recognition and measurement between IFRS and the provisions of the Banking Ordinance and the guidelines of FINMA governing true and fair view financial statement reporting pursuant to article 25 through article 42 of the Banking Ordinance.

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

2. Classification and measurement of financial assets

Under IFRS, debt instruments are measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL), depending on the nature of the business model within which the asset is held and the characteristics of the contractual cash flows of the asset. Equity instruments are accounted for at FVTPL by UBS.

Under Swiss GAAP, trading assets and derivatives are measured at FVTPL in line with IFRS. However, non-trading debt instruments are generally measured at amortized cost, even when the assets are managed on a fair value basis. In addition, the measurement of financial assets in the form of securities depends on the nature of the asset: debt instruments that are not held to maturity, i.e. instruments which are available for sale, as well as equity instruments with no permanent holding intent, are classified as Financial investments and measured at the lower of (amortized) cost or market value. Market value adjustments up to the original cost amount and realized gains or losses upon disposal of the investment are recorded in the income statement as Other income from  ordinary activities. Equity instruments with a permanent holding intent are classified as participations in Non-consolidated investments in subsidiaries and other participations and are measured at cost less impairment.

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

3. Fair value option applied to financial liabilities

Under IFRS, UBS applies the fair value option to certain financial liabilities not held for trading. Instruments for which the fair value option is applied are accounted for at FVTPL. The amount of change in the fair value that is attributable to changes in UBS’s own credit is presented in Other comprehensive income directly within Retained earnings. The fair value option is applied primarily to issued structured debt instruments, certain non-structured debt instruments, certain payables under repurchase agreements and cash collateral on securities lending agreements, amounts due under unit-linked investment contracts, and brokerage payables.

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

Note 38   Main differences between IFRS and Swiss GAAP (continued)

4. Allowances and provisions for credit losses

Under IFRS, allowances and provisions for credit losses are estimated based on an expected credit loss model. Expected credit losses (ECL) are recognized for financial assets measured at amortized cost, financial assets measured at FVOCI, fee and lease receivables, financial guarantees, loan commitments and certain other credit facilities. Maximum 12-month ECL are recognized from initial recognition of instruments in stage 1. Lifetime ECL are recognized for instruments in stage 2 if a significant increase in credit risk is observed subsequent to the instrument’s initial recognition. Lifetime ECL are also recognized for credit-impaired financial instruments, referred to as instruments in stage 3. Determination of whether an instrument is credit-impaired is based on the occurrence of one or more loss events.

Under Swiss GAAP, a claim is impaired and an allowance or provision for credit losses is recognized when objective evidence demonstrates that a loss event has occurred after the initial recognition and that the loss event has an effect on future cash flows that can be reliably estimated (incurred loss approach). UBS considers a claim to be impaired if it will be unable to collect all amounts due on it based on the original contractual terms as a result of credit deterioration of the issuer or counterparty. Impairment under the incurred loss approach is in line with ECL for credit-impaired claims in stage 3 under IFRS. A claim can be a loan or receivable or other debt instrument held to maturity measured at amortized cost, a debt instrument available for sale measured at the lower of amortized cost or market value, or a commitment, such as a letter of credit, a guarantee or a similar instrument.

An allowance for credit losses is reported as a decrease in the carrying amount of a financial asset. For an off-balance sheet item, such as a commitment, a provision for credit losses is reported in Provisions. Changes to allowances and provisions for credit losses are recognized in Credit loss (expense) / recovery.

5. Hedge accounting

Under IFRS, when cash flow hedge accounting is applied, the fair value gain or loss on the effective portion of the derivative designated as a cash flow hedge is recognized in equity. When fair value hedge accounting is applied, the fair value gains or losses of the derivative and the hedged item are recognized in the income statement.

Under Swiss GAAP, the effective portion of the fair value change of the derivative instrument designated as a cash flow or as a fair value hedge is deferred on the balance sheet as Other assets or Other liabilities. The carrying amount of the hedged item designated in fair value hedges is not adjusted for fair value changes attributable to the hedged risk.

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

Note 38   Main differences between IFRS and Swiss GAAP (continued)

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

Swiss GAAP requires that employer contributions to the pension fund are recognized as personnel expenses in the income statement. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, the employer arises from the pension fund which is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or the employer is required to contribute to the reduction of a pension deficit (on an FER 26 basis).

8. Leasing

Under IFRS, a single lease accounting model applies that requires UBS to record a right-of-use (RoU) asset and a corresponding lease liability on the balance sheet when UBS is a lessee in a lease arrangement. The RoU asset and the lease liability are recognized when UBS acquires control of the physical use of the asset. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using UBS’s unsecured borrowing rate. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset and/or lease incentives received. The RoU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset.

Under Swiss GAAP, leases that transfer substantially all the risks and rewards, but not necessarily legal title in the underlying assets, are classified as finance leases. All other leases are classified as operating leases. Whereas finance leases are recognized on the balance sheet and measured in line with IFRS, operating lease payments are recognized as General and administrative expenses on a straight-line basis over the lease term, which commences with control of the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are recognized on a consistent basis over the lease term.

9. Netting of replacement values

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

10. Negative interest

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

11. Extraordinary income and expense

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

Comparison between UBS Group AG consolidated and UBS AG consolidated

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

–   The equity of UBS Group AG consolidated was USD 0.8 billion higher than the equity of UBS AG consolidated as of 31 December 2019. This difference is mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase program and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   Going concern capital of UBS AG consolidated was USD 4.7 billion lower than going concern capital of UBS Group AG consolidated as of 31 December 2019, reflecting lower additional tier 1 (AT1) capital of USD 4.3 billion and lower common equity tier 1 (CET1) capital of USD 0.3 billion.

–   CET1 capital of UBS Group AG consolidated was USD 0.3 billion higher than that of UBS AG consolidated as of 31 December 2019. The difference in CET1 capital was primarily due to different accruals for capital return and differences in equity, as mentioned above.

–   Going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 4.3 billion lower than that of UBS Group AG consolidated as of 31 December 2019, reflecting Deferred Contingent Capital Plan awards and low-trigger AT1 capital notes. These AT1 capital notes were issued by UBS Group AG, after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level.

UBS AG consolidated key figures
	As of or for the year ended
USD million, except where indicated	31.12.19	31.12.18	31.12.17
Results
Operating income	29,307	30,642	30,044
Operating expenses	24,138	25,184	24,969
Operating profit / (loss) before tax	5,169	5,458	5,076
Net profit / (loss) attributable to shareholders	3,965	4,107	758
Profitability and growth[1]
Return on equity (%)	7.4	7.9	1.4
Return on tangible equity (%)	8.5	9.1	1.6
Return on common equity tier 1 capital (%)	11.3	11.9	2.3
Return on risk-weighted assets, gross (%)	11.2	12.0	12.8
Return on leverage ratio denominator, gross (%)	3.2	3.4	3.4
Cost / income ratio (%)	82.1	81.9	82.7
Net profit growth (%)	(3.4)	441.9	(77.4)
Resources
Total assets	971,916	958,055	940,020
Equity attributable to shareholders	53,754	52,256	51,987
Common equity tier 1 capital[2]	35,280	34,608	34,100
Risk-weighted assets[2]	257,831	262,840	242,725
Common equity tier 1 capital ratio (%)[2]	13.7	13.2	14.0
Going concern capital ratio (%)[2]	18.3	16.1	15.6
Total loss-absorbing capacity ratio (%)[2]	33.9	31.3	31.4
Leverage ratio denominator[2]	911,232	904,458	910,133
Common equity tier 1 leverage ratio (%)[2]	3.87	3.83	3.75
Going concern leverage ratio (%)[2]	5.2	4.7	4.2
Total loss-absorbing capacity leverage ratio (%)[2]	9.6	9.1	8.4
Other
Invested assets (USD billion)[3]	3,607	3,101	3,262
Personnel (full-time equivalents)[4]	47,005	47,643	46,009

1 Refer to the “Performance targets and measurement” section of this report for more information about our performance targets.    2 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    3 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    4 Personnel (full-time equivalents) as of 31 December 2019 has been amended compared with our fourth quarter 2019 report, resulting in a decrease of 28. As of 31 December 2019, the breakdown of personnel by business division and Corporate Center was: Global Wealth Management: 22,626; Personal & Corporate Banking: 5,064; Asset Management: 2,220; Investment Bank: 4,973; Corporate Center: 12,121.

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the year ended 31.12.19			As of or for the year ended 31.12.18
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	28,889	29,307	(418)	30,213	30,642	(429)
Operating expenses	23,312	24,138	(826)	24,222	25,184	(962)
Operating profit / (loss) before tax	5,577	5,169	408	5,991	5,458	533
of which: Global Wealth Management	3,397	3,335	62	3,254	3,212	42
of which: Personal & Corporate Banking	1,441	1,443	(2)	1,796	1,799	(3)
of which: Asset Management	532	531	1	426	425	1
of which: Investment Bank	784	753	31	1,486	1,442	45
of which: Corporate Center	(577)	(893)	317	(971)	(1,419)	447
Net profit / (loss)	4,310	3,971	339	4,522	4,113	409
of which: net profit / (loss) attributable to shareholders	4,304	3,965	339	4,516	4,107	409
of which: net profit / (loss) attributable to non-controlling interests	6	6	0	7	7	0

Statement of comprehensive income
Other comprehensive income	781	785	(4)	(292)	(147)	(145)
of which: attributable to shareholders	785	789	(4)	(290)	(145)	(145)
of which: attributable to non-controlling interests	(4)	(4)	0	(1)	(1)	0
Total comprehensive income	5,091	4,756	335	4,231	3,967	264
of which: attributable to shareholders	5,089	4,754	335	4,225	3,961	264
of which: attributable to non-controlling interests	2	2	0	5	5	0

Balance sheet
Total assets	972,183	971,916	267	958,489	958,055	434
Total liabilities	917,476	917,988	(512)	905,386	905,624	(238)
Total equity	54,707	53,928	779	53,103	52,432	671
of which: equity attributable to shareholders	54,533	53,754	779	52,928	52,256	671
of which: equity attributable to non-controlling interests	174	174	0	176	176	0

Capital information
Common equity tier 1 capital	35,582	35,280	302	34,119	34,608	(489)
Going concern capital	51,888	47,237	4,650	46,279	42,413	3,865
Risk-weighted assets	259,208	257,831	1,376	263,747	262,840	907
Common equity tier 1 capital ratio (%)	13.7	13.7	0.0	12.9	13.2	(0.2)
Going concern capital ratio (%)	20.0	18.3	1.7	17.5	16.1	1.4
Total loss-absorbing capacity ratio (%)	34.6	33.9	0.7	31.7	31.3	0.5
Leverage ratio denominator	911,325	911,232	94	904,598	904,458	140
Common equity tier 1 leverage ratio (%)	3.90	3.87	0.03	3.77	3.83	(0.05)
Going concern leverage ratio (%)	5.7	5.2	0.5	5.1	4.7	0.4
Total loss-absorbing capacity leverage ratio (%)	9.8	9.6	0.2	9.3	9.1	0.2

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

Management’s assessment of internal control over financial reporting as of 31 December 2019

UBS AG management has assessed the effectiveness of UBS AG’s internal control over financial reporting as of 31 December 2019  based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management believes that, as of 31 December 2019, UBS AG’s internal control over financial reporting was effective.

The effectiveness of UBS AG’s internal control over financial reporting as of 31 December 2019  has been audited by Ernst & Young Ltd, UBS AG’s independent registered public accounting firm, as stated in their report appearing on pages 479 to 480, which expresses an unqualified opinion on the effectiveness of UBS AG’s internal control over financial reporting as of 31 December 2019.

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

Report of Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited UBS AG and subsidiaries' internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, UBS AG and subsidiaries ("the Company") maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of 31 December 2019 and 2018, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2019, and the related notes and our report dated 27 February 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UBS AG and subsidiaries ("the Company") as of 31 December 2019 and 2018, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 27 February 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

EY
Building a better working world

2

Valuation of complex or illiquid instruments at fair value in accordance with IFRS 9 and IFRS 13

Description of the Matter	At 31 December 2019, as explained in notes 1-3f and note 24 to the consolidated financial statements, the Company held financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets and liabilities at fair value not held for trading, and debt issued designated at fair value. In determining the fair value of these financial instruments, the Company used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required complex and significant judgment. Auditing management's judgments and assumptions used in the estimation of the fair value of complex or illiquid instruments was complex due to the highly judgmental nature of valuation techniques, modelling assumptions and significant unobservable inputs. Judgmental valuation techniques were comprised of discounted cash flow and earnings-based valuation techniques. Judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Judgmental valuation inputs include volatility, correlation, credit spreads and bond price equivalent inputs to the valuation of certain financial instruments where there is a limited degree of observability, and where there is judgmental extrapolation or interpolation and calibration of curves using limited data points, as well as judgmental use of proxy data points.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instruments valuation processes, including controls over market data inputs into valuation models, model governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models, as outlined above, by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of a specialist, using independent models and inputs, and comparing inputs to available market data among other procedures. In addition, we evaluated the methodology and inputs used by management in determining funding and credit fair value adjustments on uncollateralized derivatives and fair value option liabilities. We also assessed management's disclosures regarding fair value measurement (within notes 1-3f and 24 to the consolidated financial statements).

EY
Building a better working world

3

Recognition of deferred tax assets

Description of the Matter	At 31 December 2019, the Company's Deferred Tax Assets ("DTA") were USD 9,513 million (see Note 8 to the Company's consolidated financial statements). DTAs are recognized to the extent it is probable that taxable profits will be available, against which, the deductible temporary differences or the carryforward of unused tax losses within the loss carryforward period can be utilized. There is significant judgment exercised when estimating the future taxable income that is not based on the reversal of taxable temporary differences. Management's estimate of future taxable profits is based on the legal entity strategic plans and is sensitive to the assumptions made in estimating future taxable income. Additionally, management supports a portion of the net DTA position with tax planning strategies. Auditing management's assessment of the realizability of the Company's DTAs was complex due to the highly judgmental nature of estimating future taxable profits over the life of the underlying tax loss carryforwards. Estimating future profitability is inherently subjective and is sensitive to future economic, market and other conditions, which are difficult to predict. Specifically, some of the more subjective macro-economic assumptions used included gross domestic product, equity market performance, and interest rates. Additionally, auditing tax planning strategies requires specific tax knowledge and understanding of the applicable tax laws, which are complex and require judgment in the interpretation of such laws and the related application.
How We Addressed the Matter in Our Audit	We evaluated the design and tested the operational effectiveness of management's controls over DTA valuation, which included the assumptions used in developing the legal entity strategic plans, tax planning strategies and estimating future taxable income. We assessed the completeness and accuracy of the data used for the estimations of future taxable income. This included recalculating the outputs of the models applied to the recognition process for DTAs. We involved specialists to assist in assessing the key economic assumptions embedded in the legal entity strategic plans. We compared key inputs used to forecast future taxable income to externally available historical and prospective data and assumptions; and assessed the sensitivity of the outcomes using reasonably possible changes in assumptions. In addition, we assessed the appropriateness and impact of management's tax planning strategies by evaluating whether these strategies were reasonable, available, feasible, and prudent. This evaluation was based on applicable tax laws and an assessment of management's interpretations of such tax laws, our understanding of the Company's business and industry, and the Company's ability to implement the strategies. We also assessed management's disclosure regarding recognized and unrecognized DTAs (within note 8 to the consolidated financial statements).

Legal Provisions & Contingent Liabilities

Description of the Matter	At 31 December 2019, the Company's provisions for litigation, regulatory and similar matters (legal provisions) were USD 2,475 million. As explained in note 21 to the consolidated financial statements, the Company operates in a legal and regulatory

EY
Building a better working world

4

environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcomes may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the legal provisions which have been established and contingent liabilities.

Auditing management's assessment of legal provisions and contingent liabilities was complex and judgmental due to the significant estimation required to evaluate management's estimate of the probability that an outflow of resources will be required for existing legal matters. In particular, these legal provisions are based on management's estimation of the likelihood of the occurrence of certain scenarios and related impact on the Company's financial position.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operational effectiveness of management's controls over the legal provision and contingencies process. Our procedures included testing of management's review of the accuracy of the inputs to the estimation of the likelihood of the occurrence of certain scenarios and related impact on the Company's financial position.

We assessed the methodologies on which the provision amounts were based with the involvement of specialists, recalculated the provisions, and tested the underlying information. We read the legal analyses of the matters supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as deemed necessary.

We also assessed management's disclosure regarding legal provisions and contingent liabilities (within note 21 to the consolidated financial statements).

Expected Credit Losses

Description of the Matter

At 31 December 2019, the Company's allowances and provisions for expected credit losses ("ECL") was USD 1,029 million. As explained in note 1-3g, note 10 and note 23 to the consolidated financial statements, ECL is recognized for financial assets measured at amortized cost, financial assets measured at Fair Value Through Other Comprehensive Income, fee and lease receivables, financial guarantees and loan commitments. ECL are also recognized on the undrawn portion of revolving revocable credit lines, which include the Company's credit card limits and master credit facilities. The allowance for ECL consists of exposures that are in default which are individually evaluated for impairment (stage 3), as well as losses inherent in the loan portfolio that are not specifically identified (stage 1 and stage 2). Management's estimates for ECL represent the difference between contractual cash flows and those the Company expects to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the following principal factors: probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD").

Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios, their probability weightings and the credit risk models used to estimate stage 1 and stage 2 ECL.

Building a better working world

5

Auditing the measurement of individual ECL for stage 3 was complex due to the high degree of judgment involved in management's process for estimating ECL based on LGD assumptions. These LGD assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operational effectiveness of management's controls over the ECL estimate, including management's choice of, and the probability weighting assigned to, the forward-looking economic scenarios used in measuring ECL. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as gross domestic product, unemployment rate, interest rates and house price indexes.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls, over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of input data for those models, the calculation logic of the models, and the model's output data used in the overall ECL calculation. With the support of specialists, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation and reperforming model calculations among other procedures.

For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process, including an evaluation of the assumptions used by management regarding the future cash flows from the debtors' continuing operations and/or the liquidation of collateral. Additionally, we tested collateral valuation, cash flow assumptions and exit strategies, by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures.

We also assessed management's disclosure regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (note 1-3g, note 10 and note 23 to the consolidated financial statements).

Ernst & Young Ltd

Ernst & Young Ltd

We have served as the Company's auditor since 1998.

Basel, 27 February 2020

Consolidated financial statements
UBS AG consolidated financial statements

UBS AG consolidated financial statements

Primary financial statements

Audited |

Income statement
		For the year ended
USD million	Note	31.12.19	31.12.18	31.12.17
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	10,703	10,121	10,437
Interest expense from financial instruments measured at amortized cost	3	(7,303)	(6,494)	(5,468)
Interest income from financial instruments measured at fair value through profit or loss	3	4,718	4,666	2,281
Interest expense from financial instruments measured at fair value through profit or loss	3	(3,703)	(3,322)	(1,228)
Net interest income	3	4,415	4,971	6,021
Other net income from financial instruments measured at fair value through profit or loss	3	6,833	6,953	5,640
Credit loss (expense) / recovery	23	(78)	(117)	(131)
Fee and commission income	4	19,156	19,632	19,390
Fee and commission expense	4	(1,696)	(1,703)	(1,840)
Net fee and commission income	4	17,460	17,930	17,550
Other income	5	677	905	965
Total operating income		29,307	30,642	30,044
Personnel expenses	6	13,801	13,992	14,952
General and administrative expenses	7	8,586	10,075	9,001
Depreciation and impairment of property, equipment and software	15	1,576	1,052	945
Amortization and impairment of goodwill and intangible assets	16	175	65	71
Total operating expenses		24,138	25,184	24,969
Operating profit / (loss) before tax		5,169	5,458	5,076
Tax expense / (benefit)	8	1,198	1,345	4,242
Net profit / (loss)		3,971	4,113	834
Net profit / (loss) attributable to preferred noteholders		0	0	73
Net profit / (loss) attributable to non-controlling interests		6	7	4
Net profit / (loss) attributable to shareholders		3,965	4,107	758

Statement of comprehensive income
	For the year ended
USD million	31.12.19	31.12.18	31.12.17

Comprehensive income attributable to shareholders
Net profit / (loss)	3,965	4,107	758

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	199	(701)	1,553
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(144)	181	(55)
Foreign currency translation differences on foreign operations reclassified to the income statement	52	4	32
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	(14)	2	(6)
Income tax relating to foreign currency translations, including the effect of net investment hedges	(1)	(2)	(2)
Subtotal foreign currency translation, net of tax	92	(515)	1,522
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	189	(56)	96
Impairment charges reclassified to the income statement from equity	0	0	15
Realized gains reclassified to the income statement from equity	(33)	0	(209)
Realized losses reclassified to the income statement from equity	2	0	14
Income tax relating to net unrealized gains / (losses)	(41)	12	(6)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	117	(45)	(91)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	1,571	(42)	45
Net (gains) / losses reclassified to the income statement from equity	(175)	(294)	(843)
Income tax relating to cash flow hedges	(253)	67	163
Subtotal cash flow hedges, net of tax	1,143	(269)	(635)
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,351	(829)	797

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(129)	(70)	308
Income tax relating to defined benefit plans	(41)	245	6
Subtotal defined benefit plans, net of tax	(170)	175	314
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(400)	517	(315)
Income tax relating to own credit on financial liabilities designated at fair value	8	(8)	(2)
Subtotal own credit on financial liabilities designated at fair value, net of tax	(392)	509	(317)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(562)	684	(3)

Total other comprehensive income	789	(145)	794
Total comprehensive income attributable to shareholders	4,754	3,961	1,552

Table continues on the next page.

Consolidated financial statements
UBS AG consolidated financial statements

Statement of comprehensive income (continued)

Table continued from previous page.

	For the year ended
USD million	31.12.19	31.12.18	31.12.17

Comprehensive income attributable to preferred noteholders
Net profit / (loss)	0	0	73

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	0	0	247
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	0	0	247
Total other comprehensive income that will not be reclassified to the income statement, net of tax	0	0	247
Total comprehensive income attributable to preferred noteholders	0	0	320

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	6	7	4

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(4)	(1)	2
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	(4)	(1)	2
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(4)	(1)	2
Total comprehensive income attributable to non-controlling interests	2	5	6

Total comprehensive income
Net profit / (loss)	3,971	4,113	834
Other comprehensive income	785	(147)	1,044
of which: other comprehensive income that may be reclassified to the income statement	1,351	(829)	797
of which: other comprehensive income that will not be reclassified to the income statement	(566)	682	247
Total comprehensive income	4,756	3,967	1,878

Balance sheet
USD million	Note	31.12.19	31.12.18

Assets
Cash and balances at central banks		107,068	108,370
Loans and advances to banks	10	12,379	16,642
Receivables from securities financing transactions	10, 25	84,245	95,349
Cash collateral receivables on derivative instruments	10, 25	23,289	23,603
Loans and advances to customers	10	327,992	321,482
Other financial assets measured at amortized cost	10, 17a	23,012	22,637
Total financial assets measured at amortized cost		577,985	588,084
Financial assets at fair value held for trading	12, 24	127,695	104,513
of which: assets pledged as collateral that may be sold or repledged by counterparties		41,285	32,121
Derivative financial instruments	11, 24, 25	121,843	126,212
Brokerage receivables	24	18,007	16,840
Financial assets at fair value not held for trading	13, 24	83,636	82,387
Total financial assets measured at fair value through profit or loss		351,181	329,953
Financial assets measured at fair value through other comprehensive income	14, 24	6,345	6,667
Investments in associates	31b	1,051	1,099
Property, equipment and software	15	11,826	8,479
Goodwill and intangible assets	16	6,469	6,647
Deferred tax assets	8	9,513	10,066
Other non-financial assets	17b	7,547	7,062
Total assets		971,916	958,055

Liabilities
Amounts due to banks	18	6,570	10,962
Payables from securities financing transactions	25	7,778	10,296
Cash collateral payables on derivative instruments	25	31,416	28,906
Customer deposits	18a	450,591	421,986
Funding from UBS Group AG and its subsidiaries	18b	47,866	41,202
Debt issued measured at amortized cost	20	62,835	91,245
Other financial liabilities measured at amortized cost	22a	10,373	7,576
Total financial liabilities measured at amortized cost		617,429	612,174
Financial liabilities at fair value held for trading	12, 24	30,591	28,949
Derivative financial instruments	11, 24, 25	120,880	125,723
Brokerage payables designated at fair value	24	37,233	38,420
Debt issued designated at fair value	19, 24	66,592	57,031
Other financial liabilities designated at fair value	22b, 24	36,157	33,594
Total financial liabilities measured at fair value through profit or loss		291,452	283,717
Provisions	21a	2,938	3,457
Other non-financial liabilities	22c	6,168	6,275
Total liabilities		917,988	905,624

Equity
Share capital		338	338
Share premium		24,659	24,655
Retained earnings		23,451	23,317
Other comprehensive income recognized directly in equity, net of tax		5,306	3,946
Equity attributable to shareholders		53,754	52,256
Equity attributable to non-controlling interests		174	176
Total equity		53,928	52,432
Total liabilities and equity		971,916	958,055

Consolidated financial statements
UBS AG consolidated financial statements

Statement of changes in equity
USD million	Share capital	Share premium	Retained earnings
Balance as of 1 January 2017	338	27,154	21,480
Issuance of share capital
Premium on shares issued and warrants exercised		6
Tax (expense) / benefit		16
Dividends		(2,219)
Preferred notes
Translation effects recognized directly in retained earnings			(46)
New consolidations / (deconsolidations) and other increases / (decreases)		(324)
Total comprehensive income for the year			755
of which: net profit / (loss)			758
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			314
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(317)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2017	338	24,633	22,189
Effect of adoption of IFRS 9			(518)
Effect of adoption of IFRS 15			(25)
Balance as of 1 January 2018 after the adoption of IFRS 9 and IFRS 15	338	24,633	21,646
Issuance of share capital
Premium on shares issued and warrants exercised		34
Tax (expense) / benefit		(5)
Dividends			(3,098)
Translation effects recognized directly in retained earnings			(21)
New consolidations / (deconsolidations) and other increases / (decreases)		(7)
Total comprehensive income for the year			4,790
of which: net profit / (loss)			4,107
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			175
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			509
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2018	338	24,655	23,317

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets at fair value through other comprehensive income	of which: cash flow hedges	Total equity attributable to shareholders	Preferred noteholders	Non-controlling interests	Total equity
3,985	2,933	96	955	52,957	631	39	53,627
				0			0
				6			6
				16			16
				(2,219)	(73)	(4)	(2,297)
				0	(878)		(878)
46		7	39	0			0
				(324)		18	(306)
797	1,522	(91)	(635)	1,552	320	6	1,878
				758	73	4	834
797	1,522	(91)	(635)	797			797
				314			314
				(317)			(317)
				0	247	2	250
4,828	4,455	13	360	51,987	0	59	52,046
(74)		(74)		(591)			(591)
				(25)			(25)
4,754	4,455	(61)	360	51,370	0	59	51,429
				0			0
				34			34
				(5)			(5)
				(3,098)		(10)	(3,108)
21		3	18	0			0
				(7)		122	115
(829)	(515)	(45)	(269)	3,961	0	5	3,967
				4,107		7	4,113
(829)	(515)	(45)	(269)	(829)			(829)
				175			175
				509			509
				0		(1)	(1)
3,946	3,940	(103)	109	52,256	0	176	52,432

Consolidated financial statements
UBS AG consolidated financial statements

Statement of changes in equity (continued)
USD million	Share capital	Share premium	Retained earnings
Balance as of 31 December 2018	338	24,655	23,317
Effect of adoption of IFRIC 23			(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	24,655	23,306
Issuance of share capital
Premium on shares issued and warrants exercised		0
Tax (expense) / benefit		11
Dividends			(3,250)
Translation effects recognized directly in retained earnings			(9)
New consolidations / (deconsolidations) and other increases / (decreases)		(7)
Total comprehensive income for the year			3,403
of which: net profit / (loss)			3,965
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(170)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(392)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2019	338	24,659	23,451
1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets at fair value through other comprehensive income	of which: cash flow hedges	Total equity attributable to shareholders	Preferred noteholders	Non-controlling interests	Total equity
3,946	3,940	(103)	109	52,256	0	176	52,432
				(11)			(11)
3,946	3,940	(103)	109	52,245	0	176	52,421
				0			0
				0			0
				11			11
				(3,250)		(8)	(3,258)
9		0	9	0			0
				(7)		5	(3)
1,351	92	117	1,143	4,754	0	2	4,756
				3,965		6	3,971
1,351	92	117	1,143	1,351			1,351
				(170)			(170)
				(392)			(392)
				0		(4)	(4)
5,306	4,032	14	1,260	53,754	0	174	53,928

Consolidated financial statements
UBS AG consolidated financial statements

UBS AG shares issued

As of 31 December 2019, shares issued by UBS AG totaled 3,858,408,466 (31 December 2018: 3,858,408,466 shares) and were entirely held by UBS Group AG.

Conditional share capital

Conditional capital up to a maximum of CHF 38,000,000, represented by up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10 each, was available as of 31 December 2019 for conversion rights and warrants granted in connection with the issuance of bonds or similar financial instruments.

Authorized share capital

UBS AG had no authorized capital available to issue on 31 December 2019.

Statement of cash flows
	For the year ended
USD million	31.12.19	31.12.18	31.12.17

Cash flow from / (used in) operating activities
Net profit / (loss)	3,971	4,113	834
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	1,576	1,052	945
Impairment of goodwill	110	0	0
Amortization and impairment of intangible assets	65	65	71
Credit loss expense / (recovery)	78	117	131
Share of net profits of associates / joint ventures and impairment of associates	(45)	(528)	(69)
Deferred tax expense / (benefit)	460	374	3,398
Net loss / (gain) from investing activities	220	(49)	(198)
Net loss / (gain) from financing activities	6,506	(4,829)	2,763
Other net adjustments	862	(1,092)	(1,077)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	(4,336)	3,504	(3,236)
Securities financing transactions	8,678	(11,230)	(111)
Cash collateral on derivative instruments	2,842	(1,449)	(2,454)
Loans and advances to customers	(3,205)	(4,152)	(15,661)
Customer deposits	23,399	7,931	(12,073)
Financial assets and liabilities at fair value held for trading and derivative financial instruments	(18,873)	11,093	(23,560)
Brokerage receivables and payables	(2,347)	11,432
Financial assets at fair value not held for trading, other financial assets and liabilities	126	10,902	(1,801)
Provisions, other non-financial assets and liabilities	(537)	1,377	(29)
Income taxes paid, net of refunds	(741)	(888)	(1,021)
Net cash flow from / (used in) operating activities	18,805	27,744	(53,147)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(26)	(287)	(106)
Disposal of subsidiaries, associates and intangible assets[1]	114	137	339
Purchase of property, equipment and software	(1,401)	(1,473)	(1,532)
Disposal of property, equipment and software	11	114	210
Purchase of financial assets measured at fair value through other comprehensive income	(3,424)	(1,999)	(8,626)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	3,913	1,361	15,250
Net (purchase) / redemption of debt securities measured at amortized cost	(562)	(3,770)
Net (purchase) / redemption of financial assets held to maturity			(91)
Net cash flow from / (used in) investing activities	(1,374)	(5,918)	5,444

Table continues on the next page.

Consolidated financial statements
UBS AG consolidated financial statements

Statement of cash flows (continued)

Table continued from previous page.
	For the year ended
USD million	31.12.19	31.12.18	31.12.17

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(17,149)	(12,245)	24,500
Distributions paid on UBS shares	(3,250)	(3,098)	(2,219)
Repayment of lease liabilities[2]	(496)
Issuance of long-term debt, including debt issued designated at fair value	59,199	54,726	40,270
Repayment of long-term debt, including debt issued designated at fair value	(68,883)	(44,344)	(45,187)
Funding from UBS Group AG and its subsidiaries	5,848	5,956	11,180
Dividends paid and repayments of preferred notes			(782)
Net changes in non-controlling interests	(8)	(31)	(5)
Net cash flow from / (used in) financing activities	(24,738)	963	27,758

Total cash flow
Cash and cash equivalents at the beginning of the year	125,853	104,787	118,984
Net cash flow from / (used in) operating, investing and financing activities	(7,307)	22,789	(19,944)
Effects of exchange rate differences on cash and cash equivalents	1,258	(1,722)	5,749
Cash and cash equivalents at the end of the year[3]	119,804	125,853	104,787
of which: cash and balances at central banks[4]	106,957	108,268	89,968
of which: loans and advances to banks	11,317	15,452	12,726
of which: money market paper[5]	1,530	2,133	2,093

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash[6]	15,344	14,666	12,721
Interest paid in cash[6]	10,800	9,372	6,748
Dividends on equity investments, investment funds and associates received in cash[7]	3,145	2,322	1,828

1 Includes dividends received from associates.    2 Upon adoption of IFRS 16 on 1 January 2019, cash payments for the principal portion of the lease liability previously classified within operating activities have been reclassified to financing activities.    3 USD 3,192 million, USD 5,245 million and USD 2,497 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 December 2019, 31 December 2018 and 31 December 2017, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    4 Includes only balances with an original maturity of three months or less.    5 Money market paper is included in the balance sheet under Financial assets at fair value held for trading (31 December 2019: USD 235 million; 31 December 2018: USD 366 million; 31 December 2017: USD 135 million), Financial assets measured at fair value through other comprehensive income (31 December 2019: USD 24 million; 31 December 2018: USD 8 million; 31 December 2017: USD 17 million), Financial assets at fair value not held for trading (31 December 2019: USD 920 million; 31 December 2018: USD 1,556 million; 31 December 2017: USD 1,941 million) and Other financial assets measured at amortized cost (31 December 2019: USD 351 million; 31 December 2018: USD 204 million; 31 December 2017: USD 0 million).    6 Interest received and paid in cash was restated to represent the total of interest on financial instruments measured at amortized cost / fair value through other comprehensive income (31 December 2018: USD 10,013 million interest received and USD 6,549 million interest paid and 31 December 2017: USD 10,469 million interest received and USD 5,485 million interest paid) and interest on financial instruments measured at fair value through profit or loss (31 December 2018: USD 4,653 million interest received and USD 2,823 million interest paid and 31 December 2017: USD 2,252 million interest received and USD 1,264 million interest paid).    7 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

Changes in liabilities arising from financing activities
USD million	Debt issued measured at amortized cost	of which: short-term	of which: long-term	Debt issued designated at fair value	Over-the-counter (OTC) debt instruments[2]	Funding from UBS Group AG and its subsidiaries[3]	Total
Balance as of 1 January 2018	107,458	52,270	55,187	50,782	4,428	35,648	198,316
Cash flows	(13,358)	(12,245)	(1,113)	13,332	(1,838)	5,956	4,092
Non-cash changes	(2,855)	(1,000)	(1,854)	(7,083)	(140)	(402)	(10,481)
of which: foreign currency translation	(2,624)	(1,000)	(1,623)	309	(59)	(289)	(2,663)
of which: fair value changes				(7,392)	(82)	0	(7,475)
of which: other	(231)	0	(231)[1]	0	0	(113)[1]	(344)
Balance as of 31 December 2018	91,245	39,025	52,220	57,031	2,450	41,202	191,928
Cash flows	(28,355)	(17,149)	(11,206)	1,947	(425)	5,848	(20,985)
Non-cash changes	(55)	(39)	(16)	7,614	(3)	1,033	8,588
of which: foreign currency translation	(346)	(39)	(307)	210	(6)	(128)	(270)
of which: fair value changes				7,404	3	17	7,424
of which: other	291	0	291[1]	0	0	1,144[1]	1,434
Balance as of 31 December 2019	62,835	21,837	40,998	66,592	2,022	48,083	179,531

1 Includes the effect of fair value hedges on long-term debt. Refer to Note 1a item j and Note 20 for more information.    2 Included in balance sheet line Other financial liabilities designated at fair value.    3 Includes funding from UBS Group AG and its subsidiaries measured at amortized cost (refer to Note 18b Funding from UBS Group AG and its subsidiaries) and measured at fair value (refer to Note 22b Other financial liabilities designated at fair value).

Consolidated financial statements
UBS AG consolidated financial statements

Notes to the UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies

The following table provides an overview of information included in this Note.

499	a) Significant accounting policies
499	Basis of accounting
499	1) Consolidation
499	a. Consolidation principles
500	b. Structured entities
501	2) Segment reporting
502	3) Financial instruments
502	a. Recognition
502	b. Classification, measurement and presentation
509	c. Interest income and expense
509	d. Derecognition
510	e. Securities borrowing / lending and repurchase / reverse repurchase transactions
510	f. Fair value of financial instruments
511	g. Allowances and provisions for expected credit losses
517	h. Restructured and modified financial assets
518	i. Offsetting
518	j. Hedge accounting
519	k. Embedded derivatives in financial liabilities
519	l. Financial liabilities
520	m. Own credit
520	n. Loan commitments
520	o. Financial guarantee contracts
521	p. Other net income from financial instruments measured at fair value through profit or loss

521	4) Fee and commission income and expenses
523	5) Cash and cash equivalents
523	6) Share-based and other deferred compensation plans
523	7) Pension and other post-employment benefit plans
524	8) Income taxes
525	9) Investments, in associates
525	10) Property, equipment and software
526	11) Goodwill and intangible assets
526	12) Provisions and contingent liabilities
527	13) Foreign currency translation
528	14) Non-controlling interests and preferred noteholders
529	15) Leasing

530	b) Changes in accounting policies, comparability and other adjustments

533	c) International Financial Reporting Standards and Interpretations to be adopted in 2020 and later and other changes

Accounting policies applicable to prior periods

The accounting policies described in Note 1a have been applied consistently in 2019, 2018 and 2017 unless otherwise stated in Note 1b. Exceptions include IFRS 9, Financial Instruments (effective from 1 January 2018), IFRS 15, Revenue from Contracts with Customers (effective from 1 January 2018), and IFRS 16, Leases  (effective from 1 January 2019).

Within Note 1a, policies applied in 2018 and 2017, or only in 2017 that differ from those applied to the financial year ended 31 December 2019 are identified with a Comparative policy | signpost. A triangle symbol – p  – indicates the end of these comparative policy sections.

Note 1  Summary of significant accounting policies (continued)

a) Significant accounting policies

This Note describes the significant accounting policies applied in the preparation of the consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (UBS AG). On 27 February 2020, the Financial Statements were authorized for issue by the Board of Directors.

Basis of accounting

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in US dollars (USD), which is also the functional currency of: UBS AG’s Head Office; UBS AG, London Branch; and UBS AG’s US-based operations.

Disclosures provided in the “Risk, treasury and capital management” section of this report that are marked as audited form an integral part of the Financial Statements. These disclosures relate to requirements under IFRS 7, Financial Instruments: Disclosures, and IAS 1, Presentation of Financial Statements, and are not repeated in this section.

The accounting policies described in this Note have been applied consistently in 2019, 2018 and 2017 unless otherwise stated in Note 1b. Exceptions include IFRS 9, Financial Instruments (effective from 1 January 2018), IFRS 15, Revenue from Contracts with Customers (effective from 1 January 2018), and IFRS 16, Leases (effective from 1 January 2019). Within this Note, policies applied in 2018 and 2017 or only in 2017 that differ from those applied to the financial year ended 31 December 2019 are identified as “Comparative policy.”

Critical accounting estimates and judgments

Preparation of these Financial Statements under IFRS requires management to apply judgment and make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and liabilities, and may involve significant uncertainty at the time they are made. Such estimates and assumptions are based on the best available information. UBS AG regularly reassesses the estimates and assumptions, which encompass historical experience, expectations of the future and other pertinent factors, to determine their continuing relevance based on current conditions, updating them as necessary. Changes in those estimates and assumptions may have a significant effect on the Financial Statements. Furthermore, actual results may differ significantly from UBS AG’s estimates, which could result in significant losses to UBS AG, beyond what was anticipated or provided for.

The following areas contain estimation uncertainty or require critical judgment and have a significant effect on the amounts recognized in the Financial Statements:

–     fair value measurement (refer to item 3f in this Note and to Note 24);

–     expected credit loss measurement (refer to item 3g in this Note and to Note 23);

–     assessment of the business model and certain contractual features when classifying financial instruments (refer to item 3b in this Note);

–     pension and other post-employment benefit plans (refer to item 7 in this Note and to Note 29);

–     income taxes (refer to item 8 in this Note and to Note 8);

–     goodwill (refer to item 11 in this Note and to Note 16);

–     provisions and contingent liabilities (refer to item 12 in this Note and to Note 21);

–     consolidation of structured entities (refer to item 1 in this Note and to Note 31); and

–     determination of the functional currency and assessing the earliest date from which it is practical to perform a restatement following a change in presentational currency for the year ended 31 December 2018 (refer to item 13 in this Note).

1) Consolidation

a. Consolidation principles

The Financial Statements comprise the financial statements of UBS AG and its subsidiaries, presented as a single economic entity, whereby intercompany transactions and balances have been eliminated. UBS AG consolidates all entities that it controls, including controlled structured entities (SEs), which is the case when it has: (i) power over the relevant activities of the entity; (ii) exposure to an entity‘s variable returns; and (iii) the ability to use its power to affect its own returns.

Where an entity is governed by voting rights, control is generally indicated by a direct shareholding of more than one-half of the voting rights.

Consolidated financial statements
UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

In other cases, the assessment of control is more complex and requires greater use of judgment. Where UBS AG has an interest in an entity that exposes it to variability, UBS AG considers whether it has power over the relevant activities of the entity that allows it to affect the variability of its returns. Consideration is given to all facts and circumstances to determine whether UBS AG has power over another entity, i.e., the current ability to direct the relevant activities of an entity when decisions about those activities need to be made. Factors such as the purpose and design of the entity, rights held through contractual arrangements (such as call rights, put rights or liquidation rights) as well as potential decision-making rights are all considered in this assessment. Where UBS AG has power over the relevant activities, a further assessment is made to determine whether, through that power, it has the ability to affect its own returns by assessing whether power is held in a principal or agent capacity. Consideration is given to: (i) the scope of decision-making authority; (ii) rights held by other parties, including removal or other participating rights; and (iii) exposure to variability, including remuneration, relative to total variability of the entity, as well as whether that exposure is different from that of other investors. If, after reviewing these factors, UBS AG concludes that it can exercise its power to affect its own returns, the entity is consolidated.

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

The classes of SEs with which UBS AG is involved include the following:

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

–   Investment fund structured entities have a collective investment objective, are managed by an investment manager and are either passively managed, so that any decision making does not have a substantive effect on variability, or are actively managed, and investors or their governing bodies do not have substantive voting or similar rights. UBS AG creates and sponsors a large number of funds in which it may have an interest through the receipt of variable management fees and/or a direct investment. In addition, UBS AG has interests in a number of funds created and sponsored by third parties, including exchange-traded funds and hedge funds, to hedge issued structured products.

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

→   Refer to Note 31  for more information

Note 1  Summary of significant accounting policies (continued)

2) Segment reporting

UBS AG’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Corporate Center and qualify as reportable segments for the purpose of segment reporting. Together with Corporate Center, the four business divisions reflect the management structure of the Group. Financial information about the four business divisions and Corporate Center is presented separately in internal management reports.

Prior to 2018, UBS AG‘s businesses were organized globally into five business divisions: Wealth Management, Wealth Management Americas, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which were supported by Corporate Center. The five business divisions qualified as reportable segments for the purpose of segment reporting and, together with Corporate Center, reflected the management structure of the Group. Corporate Center – Non-core and Legacy Portfolio was managed and reported as a separate reportable unit within Corporate Center. Financial information about the five business divisions and Corporate Center was presented separately in internal management reports.

Effective from 2018, UBS AG combined its Wealth Management and Wealth Management Americas business divisions into a single Global Wealth Management business division. Global Wealth Management is managed on an integrated basis, with a single set of performance targets and an integrated operating plan and management structure. Consistent with this, the operating results of Global Wealth Management are presented and assessed on an integrated basis in internal management reports. Consequently, from 2018, Global Wealth Management qualifies as an operating and reportable segment for the purposes of segment reporting and is presented in these Financial Statements alongside Personal & Corporate Banking, Asset Management, the Investment Bank and Corporate Center. Following the change in the composition of UBS AG’s operating segments and corresponding reportable segments, previously reported segment information has been restated. This change had no material effect on the former segments, including recognized goodwill.

→   Refer to item 11 in this Note and Note 16  for more information

Effective from 2019, UBS AG has operationally combined Group Treasury activities with Group Asset and Liability Management (Group ALM) and calls this combined unit Group Treasury. In addition, UBS AG provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group Treasury and Non-core and Legacy Portfolio due to the substantial reduction in the size and resource consumption of these units. Prior-period information has been restated.

UBS AG’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Transactions between the reportable segments are carried out at internally agreed rates and are reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value creation chain. Commissions are credited to the reportable segments based on the corresponding client relationship. Total intersegment revenues for UBS AG are immaterial, as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements. Interest income earned from managing UBS AG’s consolidated equity is allocated to the reportable segments based on average attributed tangible equity and currency composition. Assets and liabilities of the reportable segments are funded through and invested with Corporate Center, and the net interest margin is reflected in the results of each reportable segment.

Consolidated financial statements
UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Segment assets are based on a third-party view and do not include intercompany balances. This view is in line with internal reporting to management. Certain assets managed centrally by Corporate Center may be allocated to other segments on a basis different to that on which the corresponding costs or revenues are allocated. For example, certain assets are reported on the balance sheet of Corporate Center, notwithstanding that the costs or revenues associated with these assets may be entirely or partly allocated to the operating segments. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs or revenues are entirely or partly allocated to Corporate Center.

Non-current assets disclosed for segment reporting purposes represent assets that are expected to be recovered more than 12 months after the reporting date, excluding financial instruments, deferred tax assets and post-employment benefits.

→   Refer to Notes 1b  and 2  for more information

3) Financial instruments

a. Recognition

UBS AG recognizes financial instruments when it becomes a party to the contractual provisions of the instrument. UBS AG applies settlement date accounting to all regular way purchases and sales of non-derivative financial instruments.

In transactions in which UBS AG acts as a transferee, to the extent that the transfer of a financial asset does not qualify for derecognition by the transferor, UBS AG does not recognize the transferred instrument as its asset.

UBS AG also acts in a fiduciary capacity, which results in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. Unless these items meet the definition of an asset and the recognition criteria are satisfied, such assets are not recognized on UBS AG’s balance sheet. Consequently, the related income is excluded from these Financial Statements.

Client cash balances associated with derivatives clearing and execution services are not recognized on the balance sheet if, through contractual agreement, regulation or practice, UBS AG neither obtains benefits from nor controls the client cash balances.

b. Classification, measurement and presentation

All financial instruments are on initial recognition measured at fair value. In the case of financial instruments subsequently measured at amortized cost or fair value through other comprehensive income (FVOCI), the initial fair value is adjusted for directly attributable transaction costs.

Policy applicable from 1 January 20181

On initial recognition, financial assets are classified as measured at amortized cost, FVOCI or fair value through profit or loss (FVTPL).

A debt instrument is measured at amortized cost if it meets both of the following conditions:

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

UBS AG originates loans to hold to maturity and to sell or sub-participate to other parties, resulting in a transfer of substantially all the risks and rewards, and derecognition of the loan or portions of it. UBS AG considers the activities of lending to hold and lending to sell or sub-participate as two separate business models, with financial assets within the former considered to be within a business model that has an objective of holding assets to collect contractual cash flows, and those within the latter included in a trading portfolio. In certain cases, it may not be possible on origination to identify whether loans or portions of loans will be sold or sub-participated and certain loans may be managed on a fair value basis through, for instance, using credit derivatives. These financial assets are mandatorily measured at FVTPL.

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

Classification, measurement and presentation of financial assets from 1 January 2018

Financial assets Classification		Significant items included	Measurement and presentation
Measured at amortized cost

This classification includes:

–  cash and balances at central banks;

–  loans and advances to banks;

–  cash collateral receivables on securities borrowed;

–  receivables on reverse repurchase agreements;

–  cash collateral receivables on derivative instruments;

–  residential and commercial mortgages;

–  corporate loans;

–  secured loans, including Lombard loans, and unsecured loans;

–  loans to financial advisors; and

–  debt securities held as high-quality liquid assets (HQLA).

Measured at amortized cost using the effective interest rate (EIR) method less allowances for expected credit losses (ECL) (refer to items 3c and 3g in this Note for more information).

The following items are recognized in the income statement:

–  interest income, which is accounted for in accordance with item 3c in this Note;

–  ECL and reversals; and

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

Measured at FVOCI	Debt instruments measured at FVOCI	This classification primarily includes debt securities and certain asset-backed securities held as HQLA.

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

The following items are recognized in the income statement:

–  interest income, which is accounted for in accordance with item 3c in this Note;

–  ECL and reversals; and

–  foreign exchange translation gains and losses.

The amounts recognized in the income statement are determined on the same basis as for financial assets measured at amortized cost.

Note 1  Summary of significant accounting policies (continued)

Classification, measurement and presentation of financial assets from 1 January 2018 (continued)

Financial assets Classification		Significant items included	Measurement and presentation
Measured at FVTPL	Held for trading

Financial assets held for trading include:

–  all derivatives with a positive replacement value, except those that are designated and effective hedging instruments; and

–  other financial assets acquired principally for the purpose of selling or repurchasing in the near term, or that are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking. Included in this category are debt instruments (including those in the form of securities, money market paper, and traded corporate and bank loans) and equity instruments.

Measured at fair value with changes recognized in profit or loss.

Changes in fair value, initial transaction costs, dividends and gains and losses realized on disposal or redemption are recognized in Other net income from financial instruments measured at fair value through profit or loss, except interest income on instruments other than derivatives (refer to item 3c in this Note and Note 1b for more information), interest on derivatives designated as hedging instruments in certain types of hedge accounting relationships and forward points on certain short- and long-duration foreign exchange contracts, which are reported in Net interest income.

Derivative assets (including derivatives that are designated and effective hedging instruments) are generally presented as Derivative financial instruments, except those exchange-traded and OTC-cleared derivatives that are considered to be settled on a daily basis or in substance net settled on a daily basis, which are presented within Cash collateral receivables on derivative instruments.

The presentation of fair value changes on derivatives that are designated and effective hedging instruments depends on the type of hedge relationship (refer to item 3j in this Note for more information).

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

Mandatorily measured at FVTPL – Other

A financial asset is mandatorily measured at FVTPL if:

–  it is not held in a business model whose objective is to hold assets to collect contractual cash flows or to hold them to collect contractual cash flows and sell; and/or

–  the contractual terms give rise to cash flows that are not SPPI; and/or

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

–  certain investment fund holdings and assets held to hedge delivery obligations related to cash-settled employee compensation plans – these assets represent holdings in investment funds, whereby the contractual cash flows do not meet the SPPI criterion because the entry and exit price is based on the fair value of the fund’s assets;

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

Classification, measurement and presentation of financial liabilities

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

Designated at FVTPL

UBS AG designates at FVTPL the following financial liabilities:

–  issued hybrid debt instruments that primarily include equity-linked, credit-linked and rates-linked bonds or notes;

–  issued debt instruments managed on a fair value basis;

–  certain payables under repurchase agreements and cash collateral on securities lending agreements that are managed in conjunction with associated reverse repurchase agreements and cash collateral on securities borrowed (from 1 January 2018);

–  amounts due under unit-linked investment contracts whose cash flows are linked to financial assets measured at FVTPL and eliminate an accounting mismatch (from 1 January 2018); and

–  brokerage payables, which arise in conjunction with brokerage receivables and are measured at FVTPL to achieve measurement consistency (from 1 January 2018).

Note 1  Summary of significant accounting policies (continued)

Comparative policy | Policy applicable prior to 1 January 2018

Prior to 1 January 2018, on initial recognition, UBS AG classified, measured and presented its financial assets and liabilities in accordance with IAS 39, Financial Instruments: Recognition and Measurement. Classification,  measurement and presentation requirements in respect of financial liabilities have been substantially retained by IFRS 9 and are detailed in the “Classification, measurement and presentation of financial instruments from 1 January 2018” table. The following table sets out details of classification, measurement and presentation of financial assets prior to 1 January 2018.

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

Changes in fair value, initial transaction costs and gains and losses realized on disposal or redemption are recognized in Other net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2019: Other net income from fair value changes on financial instruments), except interest and dividend income on instruments other than derivatives (refer to item 3c in this Note), interest on derivatives designated as hedging instruments in certain types of hedge accounting relationships and forward points on certain short duration foreign exchange contracts, which are reported in Net interest income.

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

–  loans that are hedged predominantly with credit derivatives – these instruments are designated at fair value to eliminate an accounting mismatch;

–  certain debt securities held as high-quality liquid assets (HQLA) and managed by Corporate Center – Group Treasury on a fair value basis; and

–  assets held to hedge delivery obligations related to cash-settled employee compensation plans – these assets are designated at fair value in order to eliminate an accounting mismatch that would otherwise arise as a result of the liability being measured on a fair value basis.

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
Loans and receivables (amortized cost)

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are not assets for which UBS AG may not recover substantially all of its initial net investment for reasons other than credit deterioration. This classification includes:

–  cash and balances with central banks;

–  cash collateral receivables on derivative instruments;

–  residential and commercial mortgages;

–  secured loans, including reverse repurchase agreements, receivables under stock borrowing and Lombard loans, and unsecured loans;

–  certain securities held within Corporate Center – Non-core and Legacy Portfolio; and

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

Amounts arising from exchange-traded derivatives (ETD) and certain over-the-counter (OTC) derivatives cleared through central clearing counterparties that are either considered to be daily settled or qualify for offsetting (refer to items 3d and 3i in this Note) are presented within Cash collateral receivables on derivative instruments.

Available for sale

Financial assets classified as available for sale are non-derivative financial assets that are not classified as held for trading, designated at fair value through profit or loss, or loans and receivables. This classification mainly includes debt securities held as HQLA and managed by Corporate Center – Group Treasury, certain asset-backed securities managed by Corporate Center – Group Treasury, investment fund holdings and strategic and commercial equity investments.

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

Interest and dividend income are recognized in the income statement in accordance with item 3c in this Note. Refer to item 13 in this Note for information about the treatment of foreign exchange translation gains and losses.

Held to maturity

Non-derivative financial assets with fixed or determinable payments and fixed maturities for which UBS AG has the positive intention and ability to hold to maturity.

This classification mainly includes debt securities held as HQLA and managed by Corporate Center – Group Treasury.

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

In determining interest income and expense, the EIR is applied to the gross carrying amount of the financial asset (unless the asset is credit-impaired) or the amortized cost of a financial liability (prior to 1 January 2018: the amortized cost of a financial asset or financial liability). However, when a financial asset becomes credit-impaired after initial recognition, interest income is determined by applying the EIR to the amortized cost of the instrument, which represents the gross carrying amount adjusted for any credit loss allowance. Furthermore, for financial assets that were credit-impaired on initial recognition, interest is determined by applying a credit-adjusted EIR to the amortized cost of the instrument.

Upfront fees, including loan commitment fees where a loan is expected to be issued, and direct costs are included within the initial measurement of a financial instrument measured at amortized cost or FVOCI (prior to 1 January 2018: the financial asset classified as available for sale). Such fees and costs are therefore recognized over the expected life of the instrument as part of its EIR.

Fees related to loan commitments where no loan is expected to be issued, as well as loan syndication fees where UBS AG does not retain a portion of the syndicated loan or where UBS AG does retain a portion of the syndicated loan at the same effective yield for comparable risk as other participants, are included in Net fee and commission income.

→   Refer to item 4 in this Note for more information

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

UBS AG also presents interest income and expense on financial instruments (excluding derivatives) measured at FVTPL including forward points on certain short- and long-duration foreign exchange contracts separately in Interest income (or  Interest expense)  from financial instruments measured at fair value through profit or loss. Furthermore, interest income and expense on derivatives designated as hedging instruments in effective hedge relationships are presented consistently with the interest income and expense of the respective hedged item.

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

→   Refer to item 3j in this Note and Note 3  for more information

d. Derecognition

Financial assets

UBS AG derecognizes a financial asset, or a portion of a financial asset, from its balance sheet when the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, thus exposing the purchaser to either substantially all the risks and rewards of the asset or a significant part of the risks and rewards combined with a practical ability to sell or pledge the asset.

A financial asset is considered to have been transferred when UBS AG: (i) transfers the contractual rights to receive the cash flows of the financial asset; or (ii) retains the contractual rights to receive the cash flows of that asset, but assumes a contractual obligation to pay the cash flows to one or more entities.

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

Certain over-the-counter (OTC) derivative contracts and most exchange-traded futures and option contracts cleared through central clearing counterparties and exchanges are considered to be settled on a daily basis through the daily margining process, as the payment or receipt of the variation margin represents legal or economic settlement of a derivative contract, which results in derecognition of the associated positive and negative replacement values.

→   Refer to item 3h of this Note and Note 25  for more information

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

In reverse repurchase and securities borrowing agreements, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded in the balance sheet line Receivables from securities financing transactions, representing UBS AG’s right to receive the cash. Similarly, in repurchase and securities lending agreements, the cash received is recognized and a corresponding obligation, including accrued interest, is recorded in Payables from securities financing transactions. Additionally, the sale of securities that is settled by delivering securities received in reverse repurchase or securities borrowing transactions triggers the recognition of a trading liability.

Repurchase and reverse repurchase transactions with the same counterparty, maturity, currency and central securities depository are generally presented net, subject to meeting the offsetting requirements described in item 3i of this Note.

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

Note 1  Summary of significant accounting policies (continued)

Critical accounting estimates and judgments

The use of valuation techniques, modeling assumptions and estimates of unobservable market inputs in the fair valuation of financial instruments requires significant judgment and could affect the amount of gain or loss recorded for a particular position. Valuation techniques that rely more heavily on unobservable inputs inherently require a higher level of judgment than those entirely based on observable inputs.

Valuation techniques, including models, that are used to determine fair values are periodically reviewed and validated by qualified personnel, independent of those who created them. Models are calibrated with the objective of ensuring that outputs reflect observable market data, to the extent possible. Also, UBS AG prioritizes the use of observable inputs, when available, over unobservable inputs. Judgment is required in selecting appropriate models as well as inputs for which observable data is less readily available.

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

–   Lifetime ECL are recognized if a significant increase in credit risk (SICR) is observed subsequent to the instrument’s initial recognition, reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of a financial instrument, weighted by the risk of a default occurring. Instruments in this category are referred to as instruments in stage 2. Where an SICR is no longer observed, the instrument will move back to stage 1.

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

ECL are recognized in profit or loss with a corresponding ECL allowance reported as a decrease in the carrying amount of financial assets measured at amortized cost on the balance sheet. For financial assets measured at fair value through OCI, the carrying amount is not reduced, but an accumulated amount is recognized in OCI. For off-balance sheet financial instruments and other credit lines, provisions for ECL are reported in Provisions. ECL are recognized within the income statement in Credit loss (expense) / recovery.

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

An instrument is classified as credit-impaired if the counterparty is defaulted, and/or the instrument is identified as POCI. An instrument is POCI if it has been purchased at a deep discount to its carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except when it is POCI), it is reported as a stage 3 instrument and remains as such unless all past due amounts have been rectified, additional payments have been made on time, the position is not classified as credit-restructured, and there is general evidence of credit recovery. A three-month probation period is applied before a transfer back to stages 1 or 2 can be triggered. However, most instruments remain in stage 3 for a longer period.

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

For the purpose of determining the ECL-relevant parameters, UBS AG leverages its Pillar 1 internal ratings-based (IRB) models that are also used in determining expected loss (EL) and risk-weighted assets under the Basel III framework and Pillar 2 stress loss models. Adjustments have been made to these models and new IFRS 9-related models have been developed that consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that PDs and LGDs used in the ECL calculation are PIT-based, as opposed to the corresponding Basel III through-the-cycle (TTC) parameters. All models that are relevant for measuring expected credit losses have been subject to the existing model validation and oversight processes. The assignment of internal counterparty rating grades and the determination of default probabilities for the purposes of Basel III are not affected by the IFRS 9 ECL calculation.

Probability of default (PD): The PD represents the likelihood of a default over a specified time period. A 12-month PD represents the likelihood of default determined for the next 12 months and a lifetime PD represents the probability of default over the remaining lifetime of the instrument. The lifetime PD calculation is based on a series of 12-month PIT PDs that are derived from TTC PDs and scenario forecasts. This modeling is region-, industry- and client segment-specific and considers both macroeconomic scenario-dependencies and client-idiosyncratic information. To derive the cumulative lifetime PD per scenario, the series of 12-month PIT PDs are transformed into marginal PIT PDs, taking any assumed default events from prior periods into account.

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

Exposure at default (EAD): The EAD represents an estimate of the exposure to credit risk at the time of a potential default occurring during the life of a financial instrument. It represents the cash flows outstanding at the time of default, considering expected repayments, interest payments and accruals, discounted at the EIR. Future drawdowns on facilities are considered through a credit conversion factor (CCF) that is reflective of historical drawdown and default patterns and the characteristics of the respective portfolios. ECL-specific CCFs have been modeled to capture client segment- and product-specific patterns after removing Basel III standard-specific elements, i.e., conservatism and focus on a 12-month period prior to default.

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

–   interest rates, given their significant effect on the counterparties’ abilities to service debt;

–   consumer price indices, given their overall relevance for companies’ performance, private clients’ purchasing power and economic stability; and

–   equity indices, given that they are an important factor in our corporate rating tools.

The forward-looking macroeconomic assumptions used in the ECL calculation are developed by UBS AG economists, risk methodology personnel and credit risk officers. Assumptions and scenarios are validated and approved through a Scenario Committee and an Operating Committee, which also aim to ensure a consistent use of forward-looking information throughout UBS AG, including in the business planning process. ECL inputs are tested and reassessed for appropriateness at least once a quarter and appropriate adjustments are made when needed.

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

The Group Model Governance Board, as the highest authority under UBS AG’s model governance framework, ratifies the decisions by the Operating Committee.

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

Additionally, some financial instruments include both an on-demand loan and a revocable undrawn commitment, where the contractual cancelation right does not limit UBS AG’s exposure to credit risk to the contractual notice period, as the client has the ability to draw down funds before UBS AG can take risk-mitigating actions. In such cases, UBS AG is required to estimate the period over which it is exposed to credit risk. This applies to UBS AG’s credit card limits, which do not have a defined contractual maturity date, are callable on demand and where the drawn and undrawn components are managed as one unit. The exposure arising from UBS AG’s credit card limits is not significant and is managed at a portfolio level, with credit actions triggered when balances are past due. An ECL measurement period of seven years is applied for credit card limits, capped at 12 months for stage 1 balances, as a proxy for the period that UBS AG is exposed to credit risk.

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

Significant increase in credit risk

Financial instruments subject to ECL are monitored on an ongoing basis. To determine whether the recognition of a maximum 12-month ECL continues to be appropriate, an assessment is made as to whether an SICR has occurred since initial recognition of the financial instrument. The assessment criteria include both quantitative and qualitative factors. UBS AG does not make use of the expedient that no particular SICR test is required for instruments that have low credit risk at reporting date.

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

→   Refer to the “Risk management and control” section of this report for more details about the bank’s internal grading system

Irrespective of the SICR assessment based on default probabilities, credit risk is generally deemed to have significantly increased for an instrument if the contractual payments are more than 30 days past due. For certain less material portfolios, specifically the Swiss credit card portfolio and the loans to financial advisors of Global Wealth Management Region Americas, the 30-day past due criterion is used as the primary indicator of an SICR. Where instruments are transferred to stage 2 due to the 30-day past due criterion, a minimum period of six months is applied before a transfer back to stage 1 can be triggered. For instruments in Personal & Corporate Banking and Global Wealth Management Region Switzerland that are between 90 and 180 days past due but have not been reclassified to stage 3, a one-year period is applied before a transfer back to stage 1 can be triggered.

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

In general, the overall SICR determination process does not apply to Lombard loans, securities financing transactions and certain other asset-based lending transactions, because of the risk management practices adopted, including daily monitoring processes with strict margining requirements that often require the delivery of collateral within a number of days. If margin calls are not satisfied, a position is closed out and classified as a stage 3 position. In exceptional cases, an individual adjustment and a transfer into stage 2 may be made to take account of specific facts.

Credit risk officers are responsible for ensuring that the stage allocation of instruments reflects the identification of an SICR, which for accounting purposes is in some aspects different from internal credit risk management processes for loans with increased credit risk, mainly because ECL accounting requirements are instrument-specific, such that a borrower can have multiple exposures allocated to different stages, and that maturing loans in stage 2 will migrate to stage 1 upon renewal irrespective of the actual credit risk at that time. Under a risk-based approach, a holistic counterparty credit assessment and the absolute level of risk at any given date will determine what risk mitigating actions may be warranted.

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

Modeling and management adjustments

A number of complex models have been developed or modified to calculate ECL, with additional management adjustments required. Internal counterparty rating changes, new or revised models and changes to data may significantly affect ECL. The models are governed by UBS AG’s model validation controls, which aim to ensure independent verification, and are approved by the Group Model Governance Board (the GMGB). The management adjustments are approved by the IFRS 9 Operating Committee and endorsed by the GMGB.

UBS AG provides a sensitivity analysis of the effect of scenario selection, scenario weights and SICR trigger points on ECL measurement within Note 23g.

Comparative policy | Policy applicable prior to 1 January 2018

A claim is impaired and an allowance or provision for credit losses is recognized when objective evidence demonstrates that a loss event has occurred after the initial recognition and that the loss event has an effect on the future cash flows that can be reliably estimated (incurred loss approach). UBS AG considers a claim to be impaired if it will be unable to collect all amounts due thereon based on the original contractual terms as a result of credit deterioration of the issuer or counterparty. A claim can be a loan or receivable measured at amortized cost, or a commitment, such as a letter of credit, a guarantee or a similar instrument.

An allowance for credit losses is reported as a decrease in the carrying amount of a financial asset. For an off-balance sheet item, such as a commitment, a provision for credit losses is reported in Provisions. Changes to allowances and provisions for credit losses are recognized in Credit loss (expense) / recovery.

Critical accounting estimates and judgments

Allowances and provisions for credit losses are evaluated at both a counterparty-specific level and collectively. Judgment is used in making assumptions about the timing and amount of impairment losses.

Counterparty-specific allowances and provisions

Loans are evaluated individually for impairment if objective evidence indicates that a loan may be impaired. Individual credit exposures are evaluated on the basis of the borrower’s overall financial condition, resources and payment record, the prospects of support from contractual guarantors and, where applicable, the realizable value of any collateral. The impairment loss for a loan is the excess of the carrying amount of the financial asset over the estimated recoverable amount. The estimated recoverable amount is the present value, calculated using the loan’s original effective interest rate, of expected future cash flows, including amounts that may result from restructuring or the liquidation of collateral. If a loan has a variable interest rate, the discount rate for calculating the recoverable amount is the current effective interest rate. Upon impairment, interest income is accrued by applying the original effective interest rate to the impaired carrying amount of the loan.

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

When payment default is expected or where default has already occurred, UBS AG may grant concessions to borrowers in financial difficulties that it would otherwise not consider in the normal course of its business, such as preferential interest rates, extension of maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc. When a concession or forbearance measure is granted, each case is considered individually and the exposure is generally classified as being in default. Forbearance classification will remain until the loan is collected or written off, non-preferential conditions are granted that supersede the preferential conditions or until the counterparty has recovered and the preferential conditions no longer exceed our risk tolerance.

Contractual adjustments when there is no evidence of imminent payment default, or where changes to terms and conditions are within UBS AG’s usual risk tolerance, are not considered to be in forbearance. Modifications represent contractual amendments that result in an alteration of future contractual cash flows and that can occur within UBS AG’s normal risk tolerance or as part of a credit restructuring where a counterparty is in financial difficulties.

A restructuring or modification of a financial asset could lead to a substantial change in the terms and conditions, resulting in the original financial asset being derecognized and a new financial asset being recognized. Where the modification does not result in a derecognition, any difference between the modified contractual cash flows discounted at the original EIR and the existing gross carrying amount of a financial asset is recognized in profit or loss as a modification gain or loss. Furthermore, the subsequent SICR assessment is made by comparing the risk of default at the reporting date based on the modified contractual terms of the financial asset with the risk of default at initial recognition based on the original, unmodified contractual terms of the financial asset.

Consolidated financial statements
UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

i. Offsetting

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

→   Refer to Note 25  for more information

j. Hedge accounting

UBS AG uses derivative and non-derivative instruments to manage exposures to interest rate and foreign currency risks, including exposures arising from forecast transactions. UBS AG continues to apply hedge accounting requirements as set out in IAS 39. Qualifying instruments may be designated as hedging instruments in: (i) hedges of the change in fair value of recognized assets or liabilities (fair value hedges); (ii) hedges of the variability in future cash flows attributable to a recognized asset or liability or highly probable forecast transactions (cash flow hedges); or (iii) hedges of a net investment in a foreign operation (net investment hedges).

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

A hedge is considered highly effective if the following criteria are met: (i) at inception of the hedge and throughout its life, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; and (ii) actual results of the hedge are within a range of 80–125%. In the case of hedging forecast transactions, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported net profit or loss. UBS AG discontinues hedge accounting when: (i) it determines that a hedging instrument is not, or has ceased to be, highly effective as a hedge; (ii) the derivative expires or is sold, terminated or exercised; (iii) the hedged item matures, is sold or repaid; or (iv) forecast transactions are no longer deemed highly probable. UBS AG may also discontinue hedge accounting voluntarily.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging instrument differ from changes in the fair value of the hedged item attributable to the hedged risk, or the amount by which changes in the present value of future cash flows of the hedging instrument exceed changes in the present value of expected cash flows of the hedged item. Such ineffectiveness is recorded in current-period earnings in Other net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2018: Net trading income).

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

→   Refer to Note 3  for more information

Note 1  Summary of significant accounting policies (continued)

Fair value hedges

For qualifying fair value hedges, the change in the fair value of the hedging instrument is recognized in the income statement along with the change in the fair value of the hedged item that is attributable to the hedged risk. In fair value hedges of interest rate risk, the fair value change of the hedged item attributable to the hedged risk is reflected as an adjustment to the carrying amount of the hedged item. If the hedge accounting relationship is terminated for reasons other than the derecognition of the hedged item, the adjustment to the carrying amount is amortized to the income statement over the remaining term to maturity of the hedged item using the effective interest rate method. For a portfolio hedge of interest rate risk, the equivalent change in fair value is reflected within Other financial assets measured at amortized cost or Other financial liabilities measured at amortized cost. If the portfolio hedge relationship is terminated for reasons other than the derecognition of the hedged item, the amount included in Other financial assets measured at amortized cost or Other financial liabilities measured at amortized cost is amortized to the income statement over the remaining term to maturity of the hedged items using the straight-line method.

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

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in Equity (and presented in the statement of changes in equity and statement of comprehensive income under Foreign currency translation), while any gains or losses relating to the ineffective and/or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. Upon disposal or partial disposal of the foreign operation, the cumulative value of any such gains or losses recognized in Equity  associated with the entity is reclassified to Other income.

Economic hedges that do not qualify for hedge accounting

Derivative instruments that are transacted as economic hedges but do not qualify for hedge accounting are treated in the same way as derivative instruments used for trading purposes; i.e., realized and unrealized gains and losses are recognized in Other net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2018: Net trading income), except for the forward points on certain short- and long-duration foreign exchange contracts, which are reported in Net interest income.

→   Refer to Note 11  for more information

k. Embedded derivatives in financial liabilities

Derivatives may be embedded in other financial instruments (host contracts). For example, they could be represented by the conversion feature embedded in a convertible bond. Such hybrid instruments arise predominantly from the issuance of certain structured debt instruments. An embedded derivative in a financial liability is generally required to be separated from the host contract and accounted for as a standalone derivative instrument at fair value through profit or loss if: (i) the host contract is not measured at fair value with changes in fair value reported in the income statement; (ii) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; and (iii) the terms of the embedded derivative would meet the definition of a standalone derivative, were they contained in a separate contract.

Typically, UBS AG applies the fair value option to hybrid instruments (refer to item 3b in this Note for more information), in which case bifurcation of an embedded derivative component is not required.

l. Financial liabilities

Financial liabilities measured at amortized cost include Debt issued measured at amortized cost and Funding from UBS Group AG and its subsidiaries, which constitute obligations of UBS AG arising from funding it has received from UBS Group AG or its subsidiaries, which are not within the UBS AG’s scope of consolidation. The latter includes contingent capital instruments issued to UBS Group AG and its subsidiaries that contain contractual provisions under which the principal amounts would be written down upon either a specified CET1 ratio breach or a determination by FINMA that a viability event has occurred. Such contractual provisions are not derivatives as the underlying is deemed to be a non-financial variable specific to a party to the contract. Where there is a legal bail-in mechanism for write-down or conversion into equity (as is the case, for instance, with senior unsecured debt issued by UBS AG that is subject to write-down or conversion under resolution authority granted to FINMA under Swiss law), such a mechanism does not form part of the contractual terms and, therefore, does not affect the amortized cost accounting treatment applied to these instruments. If the debt were to be written down or converted into equity in a future period, the financial liability would be partially or fully derecognized, with the difference between the carrying amount of the debt written down or converted into equity and the fair value of any equity shares issued recognized in the income statement.

Consolidated financial statements
UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

In cases where, as part of UBS AG’s risk management activity, fair value hedge accounting is applied to fixed-rate debt instruments measured at amortized cost, their carrying amount is adjusted for changes in fair value related to the hedged exposure. Refer to item 3j for more information about hedge accounting.

Debt issued and subsequently repurchased in relation to market-making or other activities is treated as redeemed. A gain or loss on redemption (depending on whether the repurchase price of the bond is lower or higher than its carrying amount) is recorded in Other income. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

UBS AG uses the fair value option to designate certain issued debt instruments as financial liabilities designated at fair value through profit or loss, on the basis that such financial instruments include embedded derivatives and/or are managed on a fair value basis (refer to item 3b in this Note for more information).

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

Loan commitments that cannot be canceled by UBS AG once the commitments have been communicated to the beneficiary or that are revocable only because of automatic cancelation upon deterioration in a borrower’s creditworthiness are considered irrevocable and are classified as: (i) derivative loan commitments measured at fair value through profit or loss; (ii) loan commitments designated at fair value through profit or loss; or (iii) other loan commitments.

UBS AG recognizes ECL on non-cancelable other loan commitments and those that can be canceled at any time if UBS AG is exposed to credit risk (refer to item 3g in this Note). Corresponding ECL are presented within Provisions  on UBS AG’s balance sheet. ECL relating to these other loan commitments are recorded in the income statement in Credit loss (expense) / recovery.

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

Comparative policy | Policy applicable prior to 1 January 2018

When a client draws on a commitment, the resulting loan is classified as a: (i) trading asset, consistent with the associated derivative loan commitment; (ii) financial asset designated at fair value through profit or loss, consistent with the loan commitment designated at fair value through profit or loss; or as a (iii) loan when the associated loan commitment is accounted for as other loan commitments which are not measured at fair value through profit or loss. Consistent with item 3g above, claims under other loan commitments are impaired and an allowance or provision for credit losses is recognized when objective evidence demonstrates that a loss event has occurred after the initial recognition and that the loss event has an effect on the future cash flows that can be reliably estimated (incurred loss approach).p

o. Financial guarantee contracts

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

–   the amount of ECL (refer to item 3g in this Note); and

–   the amount initially recognized less the cumulative amount of income recognized as of the reporting date.

ECL resulting from guarantees is recorded in the income statement in Credit loss (expense) / recovery.

Comparative policy | Policy applicable prior to 1 January 2018

Financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value and are subsequently measured at the higher of the amount initially recognized less cumulative amortization and, to the extent a payment under the guarantee has become probable, the present value of the expected payment. Any change in the liability relating to probable expected payments resulting from guarantees is recorded in the income statement in Credit loss (expense) / recovery. p

p. Other net income from financial instruments measured at fair value through profit or loss

The line item Other net income from financial instruments measured at fair value through profit or loss includes fair value gains and losses on financial instruments at fair value through profit or loss other than interest income and expense on non-derivatives (refer to item 3c in this Note). In addition, effective 1 January 2019, the line item includes dividends (prior to 1 January 2019, dividends were included within Net interest income), intermediation income arising from certain client-driven Global Wealth Management and Personal & Corporate Banking financial transactions, foreign currency translation effects and income and expenses from exposures to precious metals.

4) Fee and commission income and expenses

Policy applicable from 1 January 20181

UBS AG earns fee income from a diverse range of services it provides to its clients. Fee income can be divided into two broad categories: fees earned from services that are provided over a certain period of time, such as asset or portfolio management, custody services and certain advisory services; and fees earned from point-in-time services, such as underwriting fees and brokerage fees (e.g., securities and derivative execution and clearing).

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

Costs to fulfill services over time are recorded in the income statement immediately, because such services are considered to be a series of services that are substantially the same from day to day and have the same pattern of transfer. The costs to fulfill neither generate nor enhance the resources of UBS AG that will be used to satisfy future performance obligations and cannot be distinguished between those that relate to satisfied and unsatisfied performance obligations. Therefore, these costs do not qualify to be recognized as an asset. Where costs incurred relate to contracts that include variable consideration that is constrained by factors beyond UBS AG’s control (e.g., successful mergers and acquisitions (M&A) activity), or where UBS AG has a history of not recovering such costs on similar transactions, such costs are expensed immediately as incurred.

Performance obligations satisfied at a point in time

Fees earned from providing transaction-type services are recognized when the service has been completed, provided such fees are not subject to refund or another contingency beyond the control of UBS AG.

Incremental costs to fulfill services provided at a point in time are typically incurred and recorded at the same time as the performance obligation is satisfied and revenue is earned, and are therefore not recognized as an asset, e.g., brokerage. Where recovery of costs to fulfill relates to an uncompleted point-in-time service for which the satisfaction of the performance obligation in the contract is dependent upon factors beyond the control of UBS AG, such as underwriting a successful securities issuance, or where UBS AG has a history of not recovering such costs through reimbursement on similar transactions, the costs are expensed immediately as incurred.

1 The accounting policy in this section applies from 1 January 2018, the effective date of IFRS 15.

Consolidated financial statements
UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Measurement

Fee and commission income is measured based on consideration specified in a legally enforceable contract with a customer, excluding amounts such as taxes collected on behalf of third parties. Consideration can include both fixed and variable amounts. Variable consideration includes refunds, discounts, performance bonuses and other amounts that are contingent on the occurrence or non-occurrence of a future event. Variable consideration that is contingent on an uncertain event can only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue for a contract will not occur. This is referred to as the variable consideration constraint. UBS AG does not consider the highly probable criterion to be met where the contingency on which income is dependent is beyond the control of UBS.AG In such circumstances, UBS AG only recognizes revenue when the contingency has been resolved or an uncertain event has occurred. Examples include asset management performance-linked fees, which are only payable if the returns of a fund exceed a benchmark and are only recognized after the performance period has elapsed. Similarly, M&A advisory fees that are dependent on a successful client transaction are not recognized until the transaction on which the fees are dependent has been executed. Asset management fees (excluding performance-based fees) received on a periodic basis, typically quarterly, that are determined based on a fixed percentage of net asset value that has not been established at the reporting date, are estimated and accrued ratably over the period to the next invoice date, except during periods in which market volatility indicates there is a risk of significant reversal. Research revenues earned by the Investment Bank under commission-sharing or research payment account agreements are not recognized until the client has provided a definitive allocation of amounts between research providers, as prior to this UBS AG generally does not have an enforceable right to a specified amount of consideration.

Consideration received is allocated to the separately identifiable performance obligations in a contract. Owing to the nature of UBS AG’s business, contracts that include multiple performance obligations are typically those that are considered to include a series of similar performance obligations fulfilled over time with the same pattern of transfer to the client, e.g., asset management. As a consequence, UBS AG is not required to apply significant judgment in allocating the consideration received across the various performance obligations. UBS AG has taken the practical expedient to not disclose information about the allocation of the transaction price to remaining performance obligations in contracts. This is because contracts are typically less than one year in duration. Where contracts have a longer duration, they are either subject to the variable consideration constraint, with fees calculated on future net asset value, which cannot be included within the transaction price for the contract, or result in revenue being recognized ratably using the output method corresponding directly to the value of the services completed to date and to which UBS AG would be entitled to invoice upon termination of the contract, e.g., loan commitments.

Presentation of fee and commission income and expense

Fee and commission income and expense are presented gross on the face of the income statement when UBS AG is considered to be principal in the contractual relationship with its customer and any suppliers used to fulfill such contracts. This occurs where UBS AG has control over such services and its relationship with suppliers prior to provision of the service to the client. UBS AG only considers itself to be an agent in relation to services provided by third parties, e.g., third-party execution costs for exchange-traded derivatives and fees payable to third-party research providers, where the client controls both the choice of supplier and the scope of the services to be provided. Furthermore, in order to be considered an agent UBS AG should generally not take responsibility for the quality of the service, transform or integrate the services into a UBS AG product. In such circumstances, UBS AG is essentially acting as a payment agent for its client. When UBS AG is acting as an agent, any costs incurred are directly offset against the associated income.

Presentation of expenses in the income statement

UBS AG presents expenses primarily in line with their nature in the income statement, differentiating between expenses that are directly attributable to the satisfaction of specific performance obligations associated with the generation of revenues, which are presented within Total operating income, and those that are related to personnel, general and administrative expenses, which are presented within Total operating expenses.

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

6) Share-based and other deferred compensation plans

Share-based compensation plans

UBS Group AG is the grantor of and maintains the obligation to settle share-based compensation plans that are awarded to employees of UBS AG. As a consequence, UBS AG classifies the awards of UBS Group AG shares as equity-settled share-based payment transactions. UBS AG recognizes the fair value of awards granted to its employees by reference to the fair value of UBS Group AG’s equity instruments on the date of grant, taking into account the terms and conditions inherent in the award, including, where relevant, dividend rights, transfer restrictions in effect beyond the vesting date, market conditions, and non-vesting conditions. These awards are generally subject to vesting conditions that require employees to complete a specified period of service and, for performance shares, to satisfy specified performance conditions. Share-based compensation expense is recognized, on a per-tranche basis, over the service period based on an estimate of the number of instruments expected to vest and is adjusted to reflect actual outcomes of service or performance conditions. Where the vesting period is shortened, for example in the case of employees affected by restructuring programs or mutually agreed termination provisions, the expense is recognized on an accelerated basis to the termination date.

Where no future service is required, such as for employees who are eligible for retirement or who have met certain age and length-of-service criteria, the services are presumed to have been received and the share-based compensation expense is recognized immediately on, or prior to, the date of grant. Such awards may remain forfeitable. For equity-settled awards, forfeiture events resulting from a breach of a non-vesting condition (i.e., one that does not relate to a service or performance condition) do not result in an adjustment to the share-based compensation expense.

The fair value is not remeasured unless the terms of the award are modified such that there is an incremental increase in value. No adjustments are made for modifications that result in a decrease in value. The equity effects in UBS AG that arise from recognizing UBS Group AG share-based compensation plans are offset through a recharge from UBS Group AG to UBS AG and its subsidiaries.

→   Refer to Note 30  for more information

Other compensation plans

The employees of UBS AG are granted deferred compensation plans that are settled in cash or other financial instruments, the amount of which may be fixed or may vary based on the achievement of specified performance conditions or the value of specified underlying assets. Compensation expense is recognized over the period that the employee provides services to become entitled to the award. Where the service period is shortened, for example in the case of employees affected by restructuring programs or mutually agreed termination provisions, recognition of expense is accelerated to the termination date. Where no future service is required, such as for employees who are eligible for retirement or who have met certain age and length-of-service criteria, the services are presumed to have been received and compensation expense is recognized immediately on, or prior to, the date of grant. The amount recognized is based on the present value of the amount expected to be paid under the plan and is remeasured at each reporting date, so that the cumulative expense recognized equals the cash or the fair value of respective financial instruments distributed.

→   Refer to Note 30  for more information

7) Pension and other post-employment benefit plans

UBS AG sponsors various post-employment benefit plans for its employees worldwide, which include defined benefit and defined contribution pension plans, and other post-employment benefits, such as medical and life insurance benefits that are payable after the completion of employment.

→   Refer to Note 29  for more information

Consolidated financial statements
UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Defined benefit plans

UBS AG offers defined benefit plans, such as pension and medical insurance benefit plans. Defined benefit plans specify an amount of benefit that an employee will receive, which usually depends on one or more factors, such as age, years of service and compensation. The defined benefit liability recognized in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan assets at the balance sheet date, with changes resulting from remeasurements recorded immediately in Other comprehensive income. If the fair value of the plan assets is higher than the present value of the defined benefit obligation, the recognition of the resulting net defined benefit asset is limited to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. UBS AG applies the projected unit credit method to determine the present value of its defined benefit obligations, the related current service cost and, where applicable, past service cost. The projected unit credit method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. These amounts, which take into account the specific features of each plan, including risk sharing between employee and employer, are calculated periodically by independent qualified actuaries.

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

Deferred and current tax assets and liabilities are offset when: (i) they arise in the same tax reporting group; (ii) they relate to the same tax authority; (iii) the legal right to offset exists; and (iv) they are intended to be settled net or realized simultaneously.

Note 1  Summary of significant accounting policies (continued)

Current and deferred taxes are recognized as income tax benefit or expense in the income statement, except for current and deferred taxes recognized: (i) upon the acquisition of a subsidiary (for which such amounts would affect the amount of goodwill arising from the acquisition); (ii) for gains and losses on the sale of treasury shares (for which the tax effects are recognized directly in Equity); (iii) for unrealized gains or losses on financial instruments that are classified at FVOCI (prior to 1 January 2018: financial assets classified as available for sale); (iv) for changes in fair value of derivative instruments designated as cash flow hedges; (v) for remeasurements of defined benefit plans; or (vi) for certain foreign currency translations of foreign operations. Amounts relating to points (iii) through (vi) are recognized in Other comprehensive income within Equity.

UBS AG reflects the potential effect of uncertain tax positions for which acceptance by the relevant tax authority is not considered probable by adjusting current or deferred taxes, as applicable, using either the most likely amount or expected value methods, depending on which method is deemed a better predictor of the basis on which and extent to which the uncertainty will be resolved.

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

The level of deferred tax asset recognition is influenced by management’s assessment of UBS AG’s future profitability based on relevant business plan forecasts. Existing assessments are reviewed and, if necessary, revised to reflect changed circumstances. This review is conducted annually, generally in the fourth quarter of each year, but adjustments may be made at other times, if required. In a situation where recent losses have been incurred, convincing other evidence that there will be sufficient future profitability is required.

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

The net investment in an associate is impaired if there is objective evidence of a loss event and the carrying amount of the investment in the associate exceeds its recoverable amount.

→   Refer to Note 31 for more information

10) Property, equipment and software

Property, equipment and software includes own-used properties, leasehold improvements, information technology hardware, externally purchased and internally generated software, as well as communication and other similar equipment. Property, equipment and software is measured at cost less accumulated depreciation and impairment losses and is reviewed at each reporting date for indication for impairment. Software development costs are capitalized only when the costs can be measured reliably and it is probable that future economic benefits will arise. Depreciation of property, equipment and software begins when they are available for use (i.e., when they are in the location and condition necessary for them to be capable of operating in the manner intended by management). Depreciation is calculated on a straight-line basis over an asset‘s estimated useful life. The estimated useful economic lives of UBS AG‘s property, equipment and software are:

–   properties, excluding land: ≤ 67 years

–   IT hardware and communication equipment: ≤ 7 years

–   other machines and equipment: ≤ 10 years

–   software: ≤ 10 years

–   leased properties and leasehold improvements: the shorter of the lease term or the economic life of asset (typically ≤ 20 years).

Consolidated financial statements
UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Property, equipment and software are generally tested for impairment at the appropriate cash-generating unit (CGU) level, alongside goodwill and intangible assets as described in item 11 of this Note. An impairment charge is however only recognized for such assets if both the asset’s fair value less costs of disposal and value in use (if determinable) is below its carrying amount. The fair value of such an asset, other than property which has a market price, is generally determined using a replacement cost approach that reflects the amount that would be currently required by a market participant to replace the service capacity of the asset. If such assets are no longer used, they are tested individually for impairment.

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

Following the integration in 2018 of the Wealth Management and Wealth Management Americas business divisions into the single reportable segment Global Wealth Management, UBS AG continued to separately monitor the goodwill previously allocated to the two former business divisions. As a consequence, for the purpose of goodwill impairment testing, the former Wealth Management and Wealth Management Americas business divisions are considered to be two separate cash-generating units referred to in Note 16 as Global Wealth Management Americas and Global Wealth Management ex Americas. The remaining goodwill balances are tested at the level of Asset Management and the Investment Bank, with each segment considered a separate cash-generating unit.

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

The key assumptions used to determine the recoverable amounts of each cash-generating unit are tested for sensitivity by applying reasonably possible changes to those assumptions. Refer to Note 16 for details about how the reasonably possible changes may affect the results of UBS AG‘s model for goodwill impairment testing.

→   Refer to Notes 2 and 16 for more information

12) Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount, and are generally recognized in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, when: (i) UBS AG has a present obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

UBS AG recognizes IAS 37 provisions for litigation, regulatory and similar matters when, in the opinion of management after seeking legal advice, the requirements for recognition have been met. A provision may also be established for claims that have not yet been asserted against UBS AG, but are nevertheless expected to be, based on UBS AG experience with similar asserted claims.

Note 1  Summary of significant accounting policies (continued)

IAS 37 provisions are measured considering the best estimate of the consideration required to settle the present obligation at the balance sheet date. Such estimates are based on all available information and are revised over time as more information becomes available. If the effect of the time value of money is material, provisions are discounted and measured at the present value of the expenditure expected to settle or discharge the obligation, using a rate that reflects the current market assessments of the time value of money and the risks specific to the obligation.

Provisions that are similar in nature are aggregated to form a class, while the remaining provisions, including those of less significant amounts, are disclosed under Other provisions. Provisions are presented separately on the balance sheet and, when they are no longer considered uncertain in timing or amount, are reclassified to their respective liability lines depending on their nature.

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

The majority of UBS AG’s provisions relate to litigation, regulatory and similar matters, restructuring, and employee benefits. Restructuring provisions are generally recognized as a consequence of management agreeing to materially change the scope of the business or the manner in which it is conducted, including changes in the management structure. Provisions for employee benefits relate mainly to service anniversaries and sabbatical leave, and are recognized in accordance with measurement principles set out in item 7 of this Note. In addition, UBS AG presents expected credit loss allowances within Provisions  if they relate to a loan commitment, financial guarantee contract or a revolving revocable credit line.

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

Statistical or other quantitative analytical tools are generally of limited use in determining whether to establish or determine the amount of provisions in the case of litigation, regulatory or similar matters. Furthermore, information currently available to management may be incomplete or inaccurate, increasing the risk of erroneous assumptions with regard to the future development of such matters. Management regularly reviews all the available information regarding such matters, including legal advice, which is a significant consideration, to assess whether the recognition criteria for provisions have been satisfied and to determine the timing and amount of any potential outflows.

→   Refer to Note 21  for more information

13) Foreign currency translation

Transactions denominated in a foreign currency are translated into the functional currency of the reporting entity at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets, including those at FVOCI (prior to 1 January 2018: monetary financial assets classified as available for sale), and monetary liabilities denominated in foreign currency are translated into the functional currency using the closing exchange rate. Translation differences (which for monetary financial assets at FVOCI are determined as if they were financial assets measured at amortized cost) are reported in Other net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2018: Net trading income).

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

Consolidated financial statements
UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Upon consolidation, assets and liabilities of foreign operations (which from 1 October 2018 also include UBS AG’s Switzerland-based operations with Swiss franc functional currency) are translated into US dollars, UBS AG’s presentation currency, at the closing exchange rate on the balance sheet date, and income and expense items and other comprehensive income are translated at the average rate for the period. The resulting foreign currency translation differences attributable to shareholders are recognized in Foreign currency translation within Equity,  which forms part of Total equity attributable to shareholders, whereas the foreign currency translation differences attributable to non-controlling interests are included within Equity attributable to non-controlling interests. Share capital issued, share premium and treasury shares held are translated at the historic average rate, whereby the difference between the historic average rate and the spot rate realized upon repayment of share capital or disposal of treasury shares is reported as Share premium. Cumulative amounts recognized in OCI in respect of cash flow hedges and financial assets measured at FVOCI (prior to 1 January 2018: financial assets classified as available for sale) are translated at the closing exchange rate as of the balance sheet dates, with any translation effects adjusted through Retained earnings.

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

→   Refer to Note 37 for more information
Critical accounting estimates and judgments

The determination of an entity’s functional currency and the trigger for a change requires management to apply significant judgment and assumptions. IAS 21, The Effects of Changes in Foreign Exchange Rates, requires management to consider the underlying transactions, events and conditions that are relevant to the entity when determining the appropriate functional currency and any changes. UBS AG’s conclusion, in the fourth quarter of 2018, that the functional currency of UBS AG’s Head Office in Switzerland and UBS AG London Branch had changed from the Swiss franc to the US dollar was based on a detailed assessment of the primary currencies affecting and influencing the economics of each entity, considering revenue-generating income streams, expenses, funding and risk management activities.

In addition, determining the earliest date from which it is practicable to perform a restatement following a voluntary change in presentational currency also requires management to apply significant judgment and make estimates and assumptions. UBS AG’s decision in 2018 to change the presentation currency of its consolidated financial statements from the Swiss franc to the US dollar was made in line with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, by assessing the earliest date from which it was practicable to perform a restatement, taking into consideration whether sufficiently reliable data was available for earlier periods and whether any assumptions on management intent or significant estimates of amounts were required. UBS AG carried out a detailed and extensive data analysis before concluding that 1 January 2004 represented the earliest date available, with the consequence that foreign currency translation gains and losses prior to 2004 were disregarded, and foreign currency translation effects were first calculated from 1 January 2004 onward.

14) Non-controlling interests and preferred noteholders

Non-controlling interests and preferred noteholders

Net profit is split into Net profit attributable to shareholders, Net profit attributable to non-controlling interest and Net profit attributable to preferred noteholders. Similarly, Equity  is split into Equity attributable to shareholders, Equity attributable to non-controlling interests and Equity attributable to preferred noteholders.

Non-controlling interests subject to option arrangements, e.g., written puts, are generally deemed to be acquired by UBS AG. As a result, the amounts allocated to non-controlling interests are reduced accordingly and a liability equivalent to each option’s exercise price is recognized, with any difference between these two amounts recorded in Share premium.

Note 1  Summary of significant accounting policies (continued)

15) Leasing

Policy applicable from 1 January 20191

UBS AG predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices, retail branches and sales offices, with a small number of IT hardware leases. UBS AG identifies non-lease components of a contract and accounts for them separately from lease components.

When UBS AG is a lessee in a lease arrangement, UBS AG recognizes a lease liability and corresponding right-of-use (RoU) asset at the commencement of the lease term when UBS AG acquires control of the physical use of the asset. Lease liabilities are presented within Other financial liabilities measured at amortized cost and RoU assets within Property, equipment and software. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using UBS AG’s unsecured borrowing rate, given that the rate implicit in a lease is generally not observable to the lessee. Interest expense on the lease liability is presented within Interest expense from financial instruments measured at amortized cost. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset and/or lease incentives received. The RoU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset, with the depreciation presented within Depreciation and impairment of property, equipment and software.

Lease payments generally include fixed payments and variable payments that depend on an index (such as an inflation index). When a lease contains an extension or termination option that UBS AG considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. UBS AG does not typically enter into leases with purchase options or residual value guarantees.

Where UBS AG acts as a lessor or sub-lessor under a finance lease, a receivable is recognized in Other financial assets measured at amortized cost at an amount equal to the present value of the aggregate of the lease payments plus any unguaranteed residual value that UBS AG expects to recover at the end of the lease term. Initial direct costs are also included in the initial measurement of the lease receivable. Lease payments received during the lease term are allocated as repayments of the outstanding receivable. Interest income reflects a constant periodic rate of return on UBS AG’s net investment using the interest rate implicit in the lease (or, for sub-leases, the rate for the head lease). UBS AG reviews the estimated unguaranteed residual value annually, and if the estimated residual value to be realized is less than the amount assumed at lease inception, a loss is recognized for the expected shortfall. Where UBS AG acts as a lessor or sub-lessor in an operating lease, UBS AG recognizes the operating lease income on a straight-line basis over the lease term.

Lease receivables are subject to impairment requirements as set out in item 3g of this Note. Expected credit losses (ECL) on lease receivables are determined following the general impairment model within IFRS 9, Financial Instruments, without utilizing the simplified approach of always measuring impairment at the amount of lifetime ECL.

Comparative policy | Policy applicable prior to 1 January 2019

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

→   Refer to Note 15 and 33  for more information

1 The accounting policy in this section applies from 1 January 2019, the effective date of IFRS 16.

Consolidated financial statements
UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

b) Changes in accounting policies, comparability and other adjustments

New or amended accounting standards

Amendments to IAS 39, IFRS 9 and IFRS 7 (Interest Rate Benchmark Reform)

In September 2019, the IASB issued Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39 and IFRS 7, enabling hedge accounting to continue during the period of uncertainty before existing interest rate benchmarks are replaced with alternative risk-free interest rates. The amendments are mandatorily effective from 1 January 2020, with early adoption permitted, and apply to hedge relationships that exist at the beginning of the reporting period or are designated thereafter, and to the gains or losses that exist in OCI on adoption. As permitted by the transitional provisions, UBS AG early adopted the revisions in 2019. Adopting these amendments allows UBS AG to maintain its existing hedge accounting relationships and to assume that the current benchmark rates will continue to exist, such that the hedge relationships are considered highly effective on a retrospective and prospective basis, with no consequential impact on the financial statements. Further, the amendments bring in additional disclosure requirements on the effects arising from the change in interest rate benchmarks, which are presented in Note 28.

IFRS 16, Leases

Effective from 1 January 2019, UBS AG adopted IFRS 16, Leases, which replaced IAS 17, Leases, and sets out the principles for the recognition, measurement, presentation and disclosure of leases.

IFRS 16 introduces a single lessee accounting model and fundamentally changes how UBS AG accounts for operating leases when acting as a lessee, with a requirement to record a right-of-use (RoU) asset and lease liability on the balance sheet. UBS AG is a lessee in a number of leases, primarily of real estate, including offices, retail branches and sales offices, with a smaller number of IT hardware leases. As permitted by the transitional provisions of IFRS 16, UBS AG elected to apply the modified retrospective approach and has not restated comparative figures. Overall, adoption of IFRS 16 resulted in a USD 3.4 billion increase in both total assets and total liabilities in UBS AG’s consolidated financial statements.

The newly recognized right-of-use assets and finance lease receivables were fully allocated to the business divisions. There was no effect on equity.

→   Refer to the tables below and on the following page, and Note 2 for more information

UBS AG applied the following practical expedients that are permitted on transition to IFRS 16 where UBS AG is a lessee in a lease previously classified as an operating lease:

–   to not reassess whether or not a contract contained a lease;

–   to rely on previous assessments of whether such contracts were considered onerous;

–   to rely on previous sale-and-leaseback assessments;

–   to adjust lease terms with the benefit of hindsight with respect to whether extension or termination options are reasonably certain of being exercised;

–   to discount lease liabilities using the UBS AG’s incremental borrowing rate in each currency as of 1 January 2019;

–   to initially measure the RoU asset at an amount equal to the lease liability for leases previously classified as operating leases, adjusted for existing lease balances, such as rent prepayments, rent accruals, lease incentives and onerous lease provisions, but excluding initial direct costs; and

–   to not apply IFRS 16 to leases the remaining term of which will end within 12 months from the transition date.

The measurement of leases previously classified as finance leases where UBS AG acts as a lessee has not changed on transition to IFRS 16. Similarly, UBS AG has made no adjustments where UBS AG acts as a lessor, in either a finance or operating lease, of physical assets it owns. Where UBS AG acts as an intermediate lessor, i.e., where UBS AG enters into a head lease and sub-leases the asset to a third party, the sub-lease has been classified as either a finance or operating lease based primarily on whether the sub-lease term consumes the majority of the remaining useful life of the RoU asset arising from the head lease as of the transition date.

The following table reconciles the obligations in respect of operating leases as of 31 December 2018 to the opening lease liabilities recognized on 1 January 2019.

Reconciliation between operating lease commitments disclosed under IAS 17 and lease liabilities recognized under IFRS 16
USD million
Total undiscounted operating lease commitments as of 31 December 2018	4,546
Leases with a remaining term of less than one year as of 1 January 2019	(18)
Excluded service components	(296)
Reassessment of lease term for extension or termination options	424
Total undiscounted lease payments	4,657
Discounted at a weighted average incremental borrowing rate of 3.07%	(720)
IFRS 16 transition adjustment	3,937
Finance lease liabilities as of 31 December 2018	19
Carrying amount of total lease liabilities as of 1 January 2019	3,956

Note 1  Summary of significant accounting policies (continued)

The following table provides details about the determination of RoU assets on transition.

Determination of RoU assets on transition
USD million	Carrying amount
Recognition of gross RoU assets upon adoption of IFRS 16 (IFRS 16 transition adjustment)	3,937
Offset by liabilities recognized as of 31 December 2018	(515)
of which: other non-financial liabilities (lease incentives)	(204)
of which: other financial liabilities measured at amortized cost (rent accruals)	(180)
of which: provisions (onerous lease provisions)	(131)
Increase in total assets resulting from the adoption of IFRS 16 on 1 January 2019[1]	3,422
Reclassification of assets recognized as of 31 December 2018 as an addition to RoU assets	38
of which: other financial assets measured at amortized cost (finance lease assets recognized under IAS 17 as of 31 December 2018)	19
of which: other non-financial assets (prepaid rent)	19
Reclassification of finance lease receivables from sub-leases to other financial assets measured at amortized cost resulting in a reduction of RoU assets	(176)
Total RoU assets as of 1 January 2019 presented within Property, equipment and software	3,284
1 Total liabilities increased by the same amount upon adoption of IFRS 16.

Lease liabilities are presented within Other financial liabilities measured at amortized cost and RoU assets within Property, equipment and software. Finance lease receivables are included within Other financial assets measured at amortized cost. Due to the practical expedients taken on transition, there was no effect on equity. The weighted average lease term on 1 January 2019 was approximately nine years.

The 2019 depreciation expense for RoU assets, which is presented within Depreciation and impairment of property, equipment and software, was USD 463 million. The 2019 interest expense on lease liabilities, which is presented within Interest expense from financial instruments measured at amortized cost, was USD 118 million. Occupancy expenses, which are presented within General and administrative expenses, decreased by USD 510 million between 2018 and 2019, which primarily reflected the adoption of IFRS 16. The full year effect of the application of IFRS 16 was a net decrease in profit before tax of approximately USD 60 million.

IFRIC 23, Uncertainty over Income Tax Treatments

Effective from 1 January 2019, UBS AG adopted IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (IFRIC 23), which addresses how uncertain tax positions should be accounted for under IFRS. IFRIC 23 requires that, where acceptance of the tax treatment by the relevant tax authority is considered probable, it should be assumed as an accounting recognition matter that treatment of the item will ultimately be accepted. Therefore no tax provision would be required in such cases. However, if acceptance of the tax treatment is not considered probable, the entity is required to reflect that uncertainty using an expected value (i.e., a probability-weighted approach) or the single most likely amount.

Upon adoption of IFRIC 23 on 1 January 2019, UBS AG recognized a net tax expense of USD 11 million in retained earnings.

Amendments to IAS 19, Employee Benefits

Effective from 1 January 2019, UBS AG adopted amendments to IAS 19, Employee Benefits, which address the accounting when a plan amendment, curtailment or settlement occurs during the reporting period. The amendments require entities to use the updated actuarial assumption to determine current service cost and net interest for the remainder of the annual reporting period after such an event. The amendments also clarify how the accounting requirements for a plan amendment, curtailment or settlement affect the asset ceiling requirements. The amendments are effective prospectively for plan amendments, curtailments or settlements that occur on or after 1 January 2019. Adoption on 1 January 2019 had no effect on UBS AG’s financial statements.

Annual Improvements to IFRS Standards 2015–2017 Cycle

Effective from 1 January 2019, UBS AG adopted Annual Improvements to IFRS Standards 2015–2017 Cycle, which resulted in amendments to IFRS 3, Business Combinations, IFRS 11, Joint Arrangements, IAS 12, Income Taxes, and IAS 23, Borrowing Costs. Adoption of these amendments on 1 January 2019 had no material effect on UBS AG’s financial statements.

Consolidated financial statements
UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Other changes to presentation or segment reporting

Presentation of dividend income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2019, UBS AG refined the presentation of dividend income and expense. This resulted in a reclassification of dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss into Other  net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2019: Other net income from fair value changes on financial instruments). The change aligns the presentation of dividends with related fair value changes from equity instruments and economic hedges, removing volatility that has historically arisen within both Net interest income and Other net income from financial instruments measured at fair value through profit or loss. There is no effect on Total operating income or Net profit / (loss). Prior periods have been restated for this presentational change and the effect on the respective reporting lines is outlined in the table below.

Changes to the presentation of dividend income and expense from financial instruments measured at fair value through profit or loss
	For the year ended
USD million	31.12.18	31.12.17
Interest income from financial instruments measured at fair value through profit or loss	(2,308)	(1,762)
Interest expense from financial instruments measured at fair value through profit or loss	1,331	1,190
Net interest income	(976)	(572)
Other net income from financial instruments measured at fair value through profit or loss	976	572

Changes to Corporate Center

As of 1 January 2019, UBS AG has operationally combined Group Treasury activities with Group ALM and calls this combined unit Group Treasury.

In order to further align Group and divisional performance, UBS AG adjusted the methodology for the allocation of Group Treasury and Corporate Center – Services funding costs and expenses to the business divisions. At the same time, UBS AG updated its funds transfer pricing framework to better reflect the sources and usage of funding. All of these changes became effective as of 1 January 2019 and prior-period segment information has been restated. Together, these changes decreased the operating results of the business divisions and thereby increased their adjusted cost / income ratios 1–2 percentage points, with an offsetting effect of USD 0.7 billion in Corporate Center’s operating profit / (loss) before tax. Corporate Center has retained funding costs for deferred tax assets, costs relating to UBS AG’s legal entity transformation program and other costs not attributable to, or representative of the performance of, the business divisions.

Alongside the update to allocations and UBS AG’s funds transfer pricing framework, UBS AG has increased the allocation of balance sheet resources from Corporate Center to the business divisions, resulting in USD 223 billion of assets allocated from Corporate Center to the business divisions in restated 2018 numbers, predominantly from high-quality liquid assets and certain other assets centrally managed on behalf of the business divisions.

Further, due to the aforementioned changes to UBS’s methodology for allocating funding costs and expenses and a substantial reduction in the size and resource consumption of the various Corporate Center units, UBS AG provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group Treasury and Non-core and Legacy Portfolio, in compliance with IFRS 8, Operating Segments. Prior-period information has been restated.

→   Refer to Note 2 for more information

Note 1  Summary of significant accounting policies (continued)

c) International Financial Reporting Standards and Interpretations to be adopted in 2020 and later and other changes

Adoption of hedge accounting requirements of IFRS 9, Financial Instruments

Effective 1 January 2020, UBS AG will adopt the hedge accounting requirements of IFRS 9, Financial Instruments for most of its existing hedge accounting programs, including fair value hedges of interest rate risk related to debt instruments, cash flow hedges of forecast transactions and hedges of net investments in foreign operations. As permitted by IFRS 9, UBS AG will continue to account for its fair value hedges of portfolio interest rate risk related to loans under IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9’s hedge accounting model further aligns accounting with risk management practices, amends hedge effectiveness requirements and prohibits voluntary de-designations. IFRS 9 permits certain additional hedged items, including layer components, net positions, or aggregated exposures, such as a combination of a non-derivative and derivative, to be designated. IFRS 9 also introduces the concept of “cost of hedging,” under which the time value of options, the forward element of a forward contract or foreign currency basis spreads in a cross-currency swap can be deferred in other comprehensive income and, depending on the nature of the hedged transaction, released to the income statement either when the hedged item impacts the income statement or over the term of the hedged item.

The adoption of these requirements will have no consequential financial impact on UBS AG’s financial statements. However, the adoption will allow UBS AG to designate more effective hedge accounting relationships going forward, including fair value hedges of foreign currency risk using cross-currency swaps, and reduce income statement volatility caused by foreign currency basis spreads.

Conceptual Framework

In March 2018, the IASB issued a revised version of its Conceptual Framework for Financial Reporting (the Framework). The Framework sets out the fundamental concepts of financial reporting and will be used by the IASB in developing IFRS standards. Preparers use the Framework as a point of reference to develop accounting policies in rare instances where a particular business transaction is not covered by existing IFRS standards.

The adoption of the Framework by UBS AG on 1 January 2020 will have no effect on its financial statements.

Amendments to IFRS 3, Business Combinations

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments clarify the definition of a business, with the objective of assisting in the determination of whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments apply to transactions with an acquisition date on or after 1 January 2020. The adoption of these amendments on 1 January 2020 will have no effect on its financial statements.

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts, which sets out the accounting requirements for contractual rights and obligations that arise from insurance contracts issued and reinsurance contracts held. IFRS 17 is effective from 1 January 2021; however, as part of the targeted amendments to IFRS 17, the IASB is considering delaying the mandatory implementation date by one year. UBS AG is assessing the standard, but does not expect it to have a material effect on its financial statements.

Consolidated financial statements
UBS AG consolidated financial statements

Note 2a  Segment reporting

The operational structure of UBS AG as of 31 December 2019 was comprised of Corporate Center and four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank.

→   Refer to “Segment reporting” in Note 1a for more information

Global Wealth Management

Global Wealth Management provides investment advice and solutions to private clients, in particular in the ultra high net worth and high net worth segments. Clients benefit from Global Wealth Management’s comprehensive set of capabilities, including wealth planning, investing, lending, asset protection, philanthropy, corporate and banking services, as well as family office services in collaboration with the Investment Bank and Asset Management. Global Wealth Management has a global footprint, with the US representing its largest market. Clients are served through local offices and dedicated advisors. The ultra high net worth business is managed globally across the regions.

Personal & Corporate Banking

Personal & Corporate Banking provides comprehensive financial products and services to private, corporate and institutional clients and operates in Switzerland in the private and corporate loan market. Personal & Corporate Banking is central to UBS’s universal bank model in Switzerland and it works with Global Wealth Management, the Investment Bank and Asset Management to help clients receive the best products and solutions for their specific financial needs. While Personal & Corporate Banking operates primarily in its home market of Switzerland, it also provides capabilities to support the growth of the international business activities of UBS AG’s corporate and institutional clients through local hubs in Frankfurt, New York, Hong Kong and Singapore. The business is divided into Personal Banking and Corporate & Institutional Clients (CIC).

Asset Management

Asset Management is a large-scale and diversified global asset manager. It offers investment capabilities and styles across all major traditional and alternative asset classes, as well as advisory support to institutions, wholesale intermediaries and Global Wealth Management clients around the world. Asset Management offers clients a wide range of investment products and services in different asset classes in the form of segregated, pooled or advisory mandates, as well as registered investment funds in various jurisdictions. It covers the main asset management markets globally, and has a local presence in 22 markets, grouped in four regions: the Americas; Europe, Middle East and Africa; Switzerland; and Asia Pacific.

Investment Bank

The Investment Bank provides a range of services to institutional, corporate and wealth management clients to help them raise capital, grow their businesses, invest and manage risks. It is focused on its traditional strengths in advisory services, capital markets, equities and foreign exchange, complemented by a targeted rates and credit platform. The Investment Bank uses its research and technology capabilities to support its clients as they adapt to the evolving market structures and changes in the regulatory, technological, economic and competitive landscapes. The Investment Bank delivers solutions to clients, using its intellectual capital and electronic platforms. It also provides services to Global Wealth Management, Personal & Corporate Banking and Asset Management. It has a global reach, with a presence in more than 30 countries and principal offices in the major financial hubs.

Corporate Center

Corporate Center consists of the Group Chief Operating Officer area (Group Technology, Group Corporate Services, Group Human Resources and Group Operations), Group Treasury, Group Finance, Group Legal, Group Risk Control, Group Communications & Branding, Group Compliance, Regulatory & Governance, UBS in society, and Non-core and Legacy Portfolio (NCL). Over recent years, UBS has progressively aligned its support functions with the business divisions. The majority of these functions are either fully aligned or shared among business divisions, where they have full management responsibility.

Group Treasury manages the structural risk of UBS AG’s balance sheet, including interest rate risk, structural foreign exchange risk and collateral risk, as well as the risks associated with UBS AG’s liquidity and funding portfolios. Group Treasury serves all business divisions through two main risk management areas, and its risk management is fully integrated into UBS AG’s risk governance framework.

NCL manages legacy positions from businesses exited by the Investment Bank. It is overseen by a committee chaired by the Group Chief Risk Officer. The portfolio also includes positions relating to legal matters arising from businesses that were transferred to it at the time of its formation.

Beginning with the first quarter 2019 and in compliance with IFRS 8, Operating Segments, UBS AG provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group Treasury and NCL.

Note 2a  Segment reporting (continued)

Changes in Corporate Center cost and resource allocation to business divisions

In order to further align Group and divisional performance, UBS AG has adjusted its methodology for the allocation of Corporate Center funding costs and expenses to the business divisions. At the same time, it has updated its funds transfer pricing framework to better reflect the sources and usage of funding. Additionally, UBS AG has increased the allocation of balance sheet resources from Corporate Center to the business divisions. Prior periods have been restated and the effect on the respective reporting lines is outlined in the table below.

These changes had no effect on the reported results or financial position of UBS AG.

Upon adoption of IFRS 16, Leases, on 1 January 2019, UBS AG additionally allocated approximately USD 3.4 billion of newly recognized right-of-use assets and finance lease receivables to the business divisions.

→   Refer to Note 1b for more information

Effects of changes in Corporate Center cost and resource allocation to business divisions on prior-period information
USD million increase / (reduction)	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS AG

For the year ended 31 December 2018
Operating profit / (loss) before tax	(374)	(116)	(25)	(163)	677	0
Total assets	113,702	61,894	3,769	43,562	(222,927)	0
For the year ended 31 December 2017
Operating profit / (loss) before tax	(351)	(133)	(24)	(180)	689	0
Total assets	102,641	58,196	3,329	41,628	(205,795)	0

Segment reporting
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS AG

For the year ended 31 December 2019[1]
Net interest income[2]	3,947	1,993	(25)	(669)	(831)	4,415
Non-interest income[2]	12,426	1,745	1,962	7,967	869	24,970
Income	16,373	3,737	1,938	7,298	38	29,385
Credit loss (expense) / recovery	(20)	(21)	0	(30)	(7)	(78)
Total operating income	16,353	3,717	1,938	7,268	31	29,307
Personnel expenses	7,618	852	720	2,732	1,879	13,801
General and administrative expenses	1,283	229	201	738	6,135	8,586
Services (to) / from Corporate Center and other business divisions	4,055	1,179	485	2,922	(8,642)	0
of which: services from Corporate Center	3,922	1,293	530	2,976	(8,721)	0
Depreciation and impairment of property, equipment and software	5	13	1	8	1,549	1,576
Amortization and impairment of goodwill and intangible assets[3]	56	0	0	115	4	175
Total operating expenses	13,018	2,274	1,407	6,515	925	24,138
Operating profit / (loss) before tax	3,335	1,443	531	753	(893)	5,169
Tax expense / (benefit)						1,198
Net profit / (loss)						3,971
Additional information
Total assets	309,766	209,512	34,565	316,058	102,017	971,916
Additions to non-current assets[4]	68	10	0	1	4,935	5,014

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to further discussion in this note and in Note 1b.    2 Effective 1 January 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Non-interest income. Prior-period information was restated accordingly, with virtually all of the effect on UBS AG arising from the Investment Bank. Refer to Note 1b for more information.    3 Refer to Note 16 for more information.    4 Upon adoption of IFRS 16 on 1 January 2019, UBS AG additionally allocated approximately USD 3.4 billion of newly recognized assets to the business divisions, of which USD 3.3 billion related to non-current assets. Refer to Note 1b for more information.

Consolidated financial statements
UBS AG consolidated financial statements

Note 2a  Segment reporting (continued)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS AG

For the year ended 31 December 2018[1]
Net interest income[2]	4,101	2,049	(29)	(459)	(690)	4,971
Non-interest income[2]	12,700	2,169	1,881	8,539	499	25,788
Income	16,801	4,218	1,852	8,080	(191)	30,759
Credit loss (expense) / recovery	(15)	(56)	0	(38)	(8)	(117)
Total operating income	16,786	4,162	1,852	8,042	(199)	30,642
Personnel expenses	7,680	799	702	2,936	1,875	13,992
General and administrative expenses	1,771	289	206	706	7,104	10,075
Services (to) / from Corporate Center and other business divisions	4,069	1,261	516	2,938	(8,784)	0
of which: services from Corporate Center	3,935	1,365	561	2,991	(8,852)	0
Depreciation and impairment of property, equipment and software	4	14	2	8	1,023	1,052
Amortization and impairment of goodwill and intangible assets[3]	50	0	1	12	2	65
Total operating expenses	13,574	2,363	1,427	6,600	1,220	25,184
Operating profit / (loss) before tax	3,212	1,799	425	1,442	(1,419)	5,458
Tax expense / (benefit)						1,345
Net profit / (loss)						4,113
Additional information
Total assets	313,737	200,767	28,140	302,434	112,977	958,055
Additions to non-current assets	196	23	1	89	1,449	1,757

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to further discussion in this note and in Note 1b.    2 Effective 1 January 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Non-interest income. Prior-period information was restated accordingly, with virtually all of the effect on UBS AG arising from the Investment Bank. Refer to Note 1b for more information.    3 Refer to Note 16 for more information.

Note 2a  Segment reporting (continued)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS AG

For the year ended 31 December 2017[1]
Net interest income[2]	3,880	2,044	(23)	234	(114)	6,021
Non-interest income[2]	12,265	1,815	2,100	7,508	466	24,155
Income[3]	16,145	3,859	2,077	7,742	352	30,176
Credit loss (expense) / recovery	(8)	(20)	0	(92)	(11)	(131)
Total operating income	16,137	3,839	2,077	7,651	341	30,044
Personnel expenses	7,679	849	731	3,007	2,686	14,952
General and administrative expenses	1,308	300	238	728	6,426	9,001
Services (to) / from Corporate Center and other business divisions	3,926	1,200	541	2,858	(8,525)	0
of which: services from Corporate Center	3,803	1,318	580	2,892	(8,593)	0
Depreciation and impairment of property, equipment and software	4	13	1	10	916	945
Amortization and impairment of goodwill and intangible assets[4]	49	0	3	12	7	71
Total operating expenses	12,966	2,363	1,515	6,614	1,510	24,969
Operating profit / (loss) before tax	3,171	1,476	562	1,036	(1,169)	5,076
Tax expense / (benefit)						4,242
Net profit / (loss)						834
Additional information
Total assets	297,631	197,290	17,968	311,477	115,654	940,020
Additions to non-current assets	120	15	1	3	1,509	1,648

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to further discussion in this note and in Note 1b.    2 Effective 1 January 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Non-interest income. Prior-period information was restated accordingly, with virtually all of the effect on UBS AG arising from the Investment Bank. Refer to Note 1b for more information.    3 Includes impairments of financial assets classified at fair value through other comprehensive income (prior to 2018 classified as financial assets available for sale) for the year ended 31 December 2017 of USD 15 million, of which USD 12 million was recorded in Asset Management.    4 Refer to Note 16 for more information.

Consolidated financial statements
UBS AG consolidated financial statements

Note 2b  Segment reporting by geographic location

The operating regions shown in the table below correspond to the regional management structure of UBS AG. The allocation of operating income to these regions reflects, and is consistent with, the basis on which the business is managed and its performance is evaluated. These allocations involve assumptions and judgments that management considers to be reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client and trading and portfolio management revenues are attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of the regional Presidents. Certain revenues, such as those related to Non-core and Legacy Portfolio in Corporate Center, are managed at a Group level. These revenues are included in the Global  line.

The geographic analysis of non-current assets is based on the location of the entity in which the assets are recorded.

For the year ended 31 December 2019
	Total operating income		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	12.0	41	8.9	46
of which: USA	10.9	37	8.5	44
Asia Pacific	4.7	16	1.3	7
Europe, Middle East and Africa (excluding Switzerland)	5.8	20	2.6	13
Switzerland	6.7	23	6.5	34
Global	0.0	0	0.0	0
Total	29.3	100	19.3	100

For the year ended 31 December 2018[1]
	Total operating income		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	12.6	41	7.4	46
of which: USA	11.5	37	7.0	43
Asia Pacific	4.9	16	0.8	5
Europe, Middle East and Africa (excluding Switzerland)	6.2	20	1.8	11
Switzerland	7.2	23	6.2	38
Global	(0.3)	(1)	0.0	0
Total	30.6	100	16.2	100

For the year ended 31 December 2017[1]
	Total operating income		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	12.0	40	7.4	47
of which: USA	11.2	37	6.9	44
Asia Pacific	4.8	16	0.8	5
Europe, Middle East and Africa (excluding Switzerland)	6.1	20	1.7	10
Switzerland	6.9	23	6.0	38
Global	0.2	1	0.0	0
Total	30.0	100	15.8	100

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to further discussion in this note and in Note 1b.

Income statement notes

Note 3  Net interest income and other net income from financial instruments measured at fair value through profit or loss

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3,400	3,628	4,969
Net interest income from financial instruments measured at fair value through profit or loss	1,015	1,344	1,052
Other net income from financial instruments measured at fair value through profit or loss	6,833	6,953	5,640
Total	11,248	11,924	11,661
Global Wealth Management	4,913	5,050	4,942
of which: net interest income	3,947	4,101	3,880
of which: transaction-based income from foreign exchange and other intermediary activity[1]	966	948	1,062
Personal & Corporate Banking	2,436	2,452	2,420
of which: net interest income	1,993	2,049	2,044
of which: transaction-based income from foreign exchange and other intermediary activity[1]	443	402	376
Asset Management	(13)	(35)	(34)
Investment Bank	4,187	4,757	4,273
Corporate Client Solutions	716	1,051	1,076
Investor Client Services	3,471	3,705	3,197
Corporate Center	(276)	(299)	60

Net interest income[2,3]
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[4]	8,026	7,822	7,766
Interest income from securities financing transactions[5]	2,005	1,567	1,573
Interest income from other financial instruments measured at amortized cost	364	266	99
Interest income from debt instruments measured at fair value through other comprehensive income	120	142	152
Interest income from derivative instruments designated as cash flow hedges	188	324	846
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	10,703	10,121	10,437
Interest expense on loans and deposits[6]	4,541	3,566	2,515
Interest expense on securities financing transactions[7]	1,152	1,130	1,473
Interest expense on debt issued	1,491	1,797	1,480
Interest expense on lease liabilities[8]	118
Total interest expense from financial instruments measured at amortized cost	7,303	6,494	5,468
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3,400	3,628	4,969
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	1,218	1,111	1,374
Net interest income from brokerage balances	339	575
Interest income from financial instruments at fair value not held for trading	2,274	1,757
Other interest income	185	215	0
Interest expense on financial instruments designated at fair value	(3,000)	(2,314)	(322)
Total net interest income from financial instruments measured at fair value through profit or loss	1,015	1,344	1,052
Total net interest income	4,415	4,971	6,021

Other net income from financial instruments measured at fair value through profit or loss
Investment Bank Corporate Client Solutions	229	552	633
Investment Bank Investor Client Services	4,628	4,663	3,406
Other business divisions and Corporate Center	1,976	1,737	1,601
Other net income from financial instruments measured at fair value through profit or loss	6,833	6,953	5,640
of which: net gains / (losses) from financial liabilities designated at fair value[9]	(8,748)	9,382	(3,979)

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss.    2 Effective 1 January 2018, UBS AG adopted IFRS 9, Financial Instruments, which resulted in a prospective change in the classification of certain financial instruments. Refer to “Note 1c Changes in accounting policies and comparability and transition effects from the adoption of IFRS 9 Financial Instruments” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.    3 Effective 1 January 2019, UBS AG refined the presentation of dividend income and expense, reclassifying dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss to Other net income from financial instruments measured at fair value through profit or loss. Prior-year comparative information was restated accordingly. Refer to Note 1b for more information.    4 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, cash collateral receivables on derivative instruments, and negative interest on amounts due to banks and customer deposits.    5 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    6 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, funding from UBS Group AG and its subsidiaries, and negative interest on cash and balances at central banks, loans and advances to banks.    7 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    8 Relates to lease liabilities recognized upon adoption of IFRS 16 on 1 January 2019. Refer to Note 1b for more information.    9 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Other net income from financial instruments measured at fair value through profit or loss. 2019 included a net loss of USD 1,830 million (2018: net gain of USD 2,152 million) related to financial liabilities related to unit-linked investment contracts, which are designated at fair value through profit or loss. This was offset by a net gain of USD 1,830 million (2018: net loss of USD 2,134 million) related to financial assets for unit-linked investment contracts that are mandatorily measured at fair value through profit or loss not held for trading.

Consolidated financial statements
UBS AG consolidated financial statements

Note 4  Net fee and commission income1

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Fee and commission income
Underwriting fees	784	843	1,029
of which: equity underwriting fees	360	431	573
of which: debt underwriting fees	424	412	456
M&A and corporate finance fees	774	768	698
Brokerage fees	3,248	3,521	3,821
Investment fund fees	4,859	4,955	4,322
Portfolio management and related services	7,656	7,756	7,666
Other	1,836	1,789	1,854
Total fee and commission income[1]	19,156	19,632	19,390
of which: recurring	12,545	12,911
of which: transaction-based	6,449	6,629
of which: performance-based	163	93
Fee and commission expense
Brokerage fees paid	310	316	673
Distribution fees paid	590	580	514
Other	796	807	653
Total fee and commission expense	1,696	1,703	1,840
Net fee and commission income	17,460	17,930	17,550
of which: net brokerage fees	2,938	3,205	3,148

1 For the year ended 31 December 2019, reflects third-party fee and commission income of USD 11,694 million for Global Wealth Management, USD 3,397 million for the Investment Bank, USD 2,659 million for Asset Management, USD 1,307 million for Personal & Corporate Banking and USD 98 million for Corporate Center (for the year ended 31 December 2018: USD 12,059 million for Global Wealth Management, USD 3,557 million for the Investment Bank, USD 2,579 million for Asset Management, USD 1,338 million for Personal & Corporate Banking and USD 100 million for Corporate Center).

Note 5  Other income

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	(36)	(292)[2,3]	32
Net gains / (losses) from disposals of investments in associates	4	46[4]	0
Share of net profits of associates and joint ventures	46	529[5]	76
Impairments related to associates	(1)	0	(7)
Total	13	283	101
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	31	0	195
Impairment of financial assets measured at fair value through other comprehensive income	0	0	(15)
Net gains / (losses) from disposals of financial assets measured at amortized cost	0	0	14
Income from properties[6]	27	24	24
Net gains / (losses) from properties held for sale	(19)	40	0
Income from shared services provided to UBS Group AG or its subsidiaries	464	478	395
Other	161	80	251
Total other income	677	905	965

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.    2 Includes a remeasurement loss of USD 270 million related to UBS Securities China. Refer to Note 32 for more information.    3 Includes a USD 25 million gain on sale of subsidiaries and a USD 31 million pre-tax gain on sale of real estate related to the Widder Hotel. Refer to Note 32 for more information.    4 Reflects a net foreign currency translation gain related to UBS Securities China. Refer to Note 32 for more information.    5 Includes a USD 460 million valuation gain on our equity ownership in SIX related to the sale of SIX Payment Services to Worldline.    6 Includes rent received from third parties.

Note 6  Personnel expenses

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Salaries[1]	5,183	5,199	5,423
Variable compensation – performance awards[2]	2,545	2,794	3,054
of which: guarantees for new hires	29	43	36
Variable compensation – other[2]	225	220	231
of which: replacement payments[3]	55	68	70
of which: forfeiture credits	(84)	(136)	(106)
of which: severance payments[4]	110	106	95
of which: retention plan and other payments	52	64	62
of which: Deferred Contingent Capital Plan – interest expense	93	116	110
Financial advisor compensation[2,5]	4,043	4,054	4,064
Contractors	147	184	318
Social security	627	629	731
Pension and other post-employment benefit plans[6]	569	363	601
Other personnel expenses	461	549	531
Total personnel expenses	13,801	13,992	14,952

1 Includes role-based allowances.    2 Refer to Note 30 for more information.    3 Replacement payments are payments made to compensate employees for deferred awards forfeited as a result of joining UBS.    4 Includes legally obligated and standard severance payments.    5 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    6 Changes to the pension fund of UBS AG in Switzerland in 2018 resulted in a reduction in the pension obligation recognized by UBS AG. As a consequence, a pre-tax gain of USD 132 million was recognized in the income statement in 2018, with no overall effect on total equity. Refer to Note 29 for more information.

Note 7  General and administrative expenses

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Occupancy[1]	342	852	865
Rent and maintenance of IT and other equipment	339	326	422
Communication and market data services	517	520	544
Administration	5,176	5,383	3,644
of which: shared services costs charged by UBS Group AG or its subsidiaries	4,621	4,803	3,046
of which: UK and German bank levies[2]	41	58	20
Marketing and public relations	233	277	338
Travel and entertainment	325	367	382
Professional fees	782	870	1,086
Outsourcing of IT and other services	610	729	1,169
Litigation, regulatory and similar matters[3]	165	657	434
Other	97	95	118
Total general and administrative expenses	8,586	10,075	9,001

1 Occupancy expenses decreased following the application of IFRS 16, which was adopted on 1 January 2019. Refer to Note 1b for more information.    2 The UK bank levy expenses of USD 30 million (USD 40 million for 2018 and USD 17 million for 2017) included a credit of USD 31 million (USD 45 million and USD 85 million, respectively) related to prior years.    3 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 21 for more information. Also includes recoveries from third parties of USD 11 million, USD 29 million and USD 55 million for the years ended 31 December 2019, 31 December 2018 and 31 December 2017, respectively.

Consolidated financial statements
UBS AG consolidated financial statements

Note 8  Income taxes

	For the year ended
USD million	31.12.19	31.12.18	31.12.17

Tax expense / (benefit)
Swiss
Current	336	434	408
Deferred	246	2,326	91
Total Swiss	582	2,760	499
Non-Swiss
Current	402	537	435
Deferred	214	(1,952)	3,308
Total non-Swiss	616	(1,415)	3,743
Total income tax expense / (benefit) recognized in the income statement	1,198	1,345	4,242

Income tax recognized in the income statement

Income tax expenses of USD 1,198 million were recognized for UBS AG in 2019, representing an effective tax rate of 23.2%. This included net Swiss tax expenses of USD 582 million and net non-Swiss tax expenses of USD 616 million.

The Swiss tax expenses included current tax expenses of USD 336 million related to taxable profits earned by Swiss subsidiaries. In addition, they included deferred tax expenses of USD 246 million, which primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to deductible temporary differences.

The non-Swiss tax expenses included current tax expenses of USD 402 million related to taxable profits earned by non-Swiss subsidiaries and branches. In addition, they included deferred tax expenses of USD 214 million. These included expenses of USD 474 million that primarily reflected the amortization of DTAs previously recognized in relation to tax losses carried forward and deductible temporary differences, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. These were partly offset by a benefit of USD 260 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. in the year. The additional DTA recognition related to the elections that were made in the fourth quarter of 2018 to capitalize certain historic real estate costs.

	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Operating profit / (loss) before tax	5,169	5,458	5,076
of which: Swiss	2,297	1,427	1,911
of which: non-Swiss	2,872	4,031	3,165
Income taxes at Swiss tax rate of 20.5% for 2019 and 21% for 2018 and 2017	1,060	1,146	1,066
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate	72	68	230
Tax effects of losses not recognized	131	222	173
Previously unrecognized tax losses now utilized	(265)	(25)	(368)
Non-taxable and lower taxed income	(305)	(419)	(306)
Non-deductible expenses and additional taxable income	713	883	588
Adjustments related to prior years – current tax	1	114	(14)
Adjustments related to prior years – deferred tax	(6)	27	6
Change in deferred tax recognition	(293)	(802)	(165)
Adjustments to deferred tax balances arising from changes in tax rates	(9)	0	2,897
Other items	99	130	135
Income tax expense / (benefit)	1,198	1,345	4,242

Note 8  Income taxes (continued)

The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss tax rate, are provided in the table on the previous page and explained below.

Non-Swiss tax rates differing from Swiss tax rate

To the extent that UBS AG profits or losses arise outside Switzerland, the applicable local tax rate may differ from the Swiss tax rate. This item reflects, for such profits, an adjustment from the tax expense that would arise at the Swiss tax rate to the tax expense that would arise at the applicable local tax rate. Similarly, it reflects, for such losses, an adjustment from the tax benefit that would arise at the Swiss tax rate to the tax benefit that would arise at the applicable local tax rate.

Tax effects of losses not recognized

This item relates to tax losses of entities arising in the year that are not recognized as DTAs. Consequently, no tax benefit arises in relation to those losses. Therefore, the tax benefit calculated by applying the local tax rate to those losses as described above is reversed.

Previously unrecognized tax losses now utilized

This item relates to taxable profits of the year that are offset by tax losses of previous years for which no DTAs were previously recorded. Consequently, no current tax or deferred tax expense arises in relation to those taxable profits. Therefore, the tax expense calculated by applying the local tax rate on those profits is reversed.

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

Other items

Other items include other differences between profits or losses at the local tax rate and the actual local tax expense or benefit, including movements in provisions for uncertain positions in relation to the current year and other items.

Consolidated financial statements
UBS AG consolidated financial statements

Note 8  Income taxes (continued)

Income tax recognized directly in equity

Certain tax expenses and benefits were recognized directly in equity during the year. These included the following items:

–   a net tax expense of USD 327 million recognized in other comprehensive income (OCI) (2018: net benefit of USD 314 million), which included a tax expense of USD 253 million related to cash flow hedges (2018: benefit of USD 67 million), a tax expense of USD 41 million related to financial assets recognized at fair value through OCI (2018: benefit of USD 12 million), a tax expense of USD 1 million related to foreign currency translation gains and losses (2018: expense of USD 2 million), a tax expense of USD 41 million related to defined benefit pension plans (2018: benefit of USD 245 million) and a tax benefit of USD 8 million related to own credit (2018: expense of USD 8 million);

–   a net tax benefit of USD 11 million recognized in share premium (2018: benefit of USD 5 million).

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

Of the recognized DTAs as of 31 December 2019, USD 9.3 billion related to the US and USD 0.2 billion related to other locations (as of 31 December 2018, USD 9.5 billion related to the US and USD 0.6 billion related to other locations).

The recognition of DTAs is supported by forecasts of taxable profits for the entities concerned. In addition, tax planning opportunities are available that would result in additional future taxable income and these would be utilized, if necessary.

As of 31 December 2019, UBS AG has recognized DTAs of USD 75 million (31 December 2018: USD 53 million) in respect of entities that incurred losses in either the current or preceding year.

USD million		31.12.19			31.12.18
Deferred tax assets[1]	Gross	Valuation allowance	Recognized	Gross	Valuation allowance	Recognized
Tax loss carry-forwards	14,826	(8,861)	5,965	15,088	(8,989)	6,099
Temporary differences	4,158	(610)	3,548	4,526	(559)	3,967
of which: related to real estate costs capitalized for US tax purposes	2,219	0	2,219	2,159	(25)	2,134
of which: related to compensation and benefits	1,075	(179)	896	1,146	(192)	954
of which: related to trading assets	99	(5)	93	390	(50)	339
of which: related to investments in subsidiaries and goodwill	0	0	0	179	0	179
of which: other	765	(426)	340	653	(292)	361
Total deferred tax assets	18,984	(9,471)	9,513	19,614	(9,548)	10,066

Deferred tax liabilities
Goodwill and intangible assets			29			26
Cash flow hedges			156			0
Other			126			62
Total deferred tax liabilities			311			88
1 Less deferred tax liabilities as applicable.

Note 8  Income taxes (continued)

Unrecognized tax loss carry-forwards
USD million	31.12.19	31.12.18
Within 1 year	13	0
From 2 to 5 years	609	464
From 6 to 10 years	14,712	16,297
From 11 to 20 years	4,030	4,457
No expiry	18,364	17,210
Total	37,728	38,428

As of 31 December 2019, USD 17.8 billion of the unrecognized tax losses carried forward related to the US, USD 14.9 billion related to the UK and USD 5.0 billion related to other locations (as of 31 December 2018, USD 20.0 billion related to the US, USD 14.2 billion related to the UK and USD 4.2 billion related to other locations).

In general, US federal tax losses incurred prior to 31 December 2017 can be carried forward for 20 years, and US federal tax losses incurred after 31 December 2017 and UK tax losses can be carried forward indefinitely. The amounts of US tax loss carry-forwards that are included in the above table are based on their amount for federal tax purposes rather than for state and local tax purposes.

Deferred tax liabilities are recognized in respect of investments in subsidiaries, branches and associates and interests in joint arrangements, except to the extent that UBS AG can control the timing of the reversal of the associated taxable temporary difference and it is probable that it will not reverse in the foreseeable future. However, as of 31 December 2019, this exception was not considered to apply to any taxable temporary differences.

Note 9  Earnings per share (EPS) and shares outstanding

In 2015, UBS AG shares were delisted from the SIX Swiss Exchange and the New York Stock Exchange. As of 31 December 2019, 100% of UBS AG’s issued shares were held by UBS Group AG and therefore were not publicly traded. Accordingly, earnings per share information is not provided for UBS AG.

Consolidated financial statements
UBS AG consolidated financial statements

Balance sheet notes

Note 10  Financial assets at amortized cost and other positions in scope of expected credit loss measurement

The tables on the following pages provide information about financial instruments and certain other credit lines that are subject to expected credit loss (ECL) requirements. UBS has established ECL disclosure segments or “ECL segments” to disaggregate portfolios based on shared risk characteristics and on the same or similar rating methods applied. The key segments are presented in the table below.

→   Refer to Note 23 for more information about expected credit loss measurement

Segment	Segment description	Description of credit risk sensitivity	Business division / Corporate Center
Private clients with mortgages	Lending to private clients secured by owner-occupied real estate and personal account overdrafts of those clients	Sensitive to the interest rate environment, employment status and influence from regional effects (e.g., property values)	– Personal & Corporate Banking – Global Wealth Management
Real estate financing	Rental or income-producing real estate financing to private and corporate clients secured by real estate	Sensitive to GDP development, the interest rate environment and regional effects (e.g., property values)	– Personal & Corporate Banking – Global Wealth Management – Investment Bank
Large corporate clients	Lending to large corporate and multinational clients	Sensitive to GDP development, seasonality, business cycles and collateral values (diverse collateral including real estate and other collateral types)	– Personal & Corporate Banking – Investment Bank
SME clients	Lending to small and medium-sized corporate clients

Sensitive to GDP development, the interest rate environment and, to some extent, seasonality, business cycles and collateral values (diverse collateral including real estate and other collateral types)

– Personal & Corporate Banking
Lombard	Loans secured by pledges of marketable securities, guarantees and other forms of collateral	Sensitive to the market (e.g., changes in collateral as well as in invested assets)	– Global Wealth Management
Credit cards	Credit card solutions in Switzerland and the US	Sensitive to the interest rate environment and employment status	– Personal & Corporate Banking – Global Wealth Management
Commodity trade finance	Working capital financing of commodity traders, generally extended on a self-liquidating transactional basis

Sensitive primarily to the strength of individual transaction structures and collateral values (price volatility of commodities) as the primary source for debt service is directly linked to the shipments financed

– Personal & Corporate Banking
Financial intermediaries and hedge funds	Lending to financial institutions and pension funds, including exposures to broker-dealers and clearing houses	Sensitive to GDP development, the interest rate environment, regulatory changes and political risk	– Personal & Corporate Banking – Investment Bank – Corporate Center

→   Refer to Note 23g for more details regarding sensitivity

Note 10  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

For amortized cost instruments, the net carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike for amortized cost instruments, the allowance does not reduce the carrying amount of these financial assets. Rather, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

No purchased credit-impaired financial assets have been recognized in the period. Originated credit-impaired financial assets were not material and are not presented in the table below and on the following page.

In addition to on-balance sheet financial assets, certain off-balance sheet financial instruments and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	31.12.19
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	107,068	107,068	0	0	0	0	0	0
Loans and advances to banks	12,379	12,298	80	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	84,245	84,245	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,289	23,289	0	0	0	0	0	0
Loans and advances to customers	327,992	310,705	15,538	1,749	(764)	(82)	(123)	(559)
of which: Private clients with mortgages	132,646	124,063	7,624	959	(110)	(15)	(55)	(41)
of which: Real estate financing	38,481	32,932	5,532	17	(43)	(5)	(34)	(4)
of which: Large corporate clients	9,703	9,184	424	94	(117)	(15)	(4)	(98)
of which: SME clients	11,786	9,817	1,449	521	(303)	(17)	(15)	(271)
of which: Lombard	112,893	112,796	0	98	(22)	(4)	0	(18)
of which: Credit cards	1,661	1,314	325	22	(35)	(8)	(14)	(13)
of which: Commodity trade finance	2,844	2,826	8	10	(81)	(5)	0	(77)
Other financial assets measured at amortized cost	23,012	21,985	451	576	(143)	(35)	(13)	(95)
of which: Loans to financial advisors	2,877	2,341	334	202	(109)	(29)	(11)	(70)
Total financial assets measured at amortized cost	577,985	559,590	16,069	2,326	(915)	(124)	(137)	(655)
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	584,329	565,935	16,069	2,326	(915)	(124)	(137)	(655)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	(42)	(8)	(1)	(33)
of which: Large corporate clients	3,687	3,461	203	24	(10)	(1)	0	(9)
of which: SME clients	1,180	1,055	67	58	(24)	0	0	(23)
of which: Financial intermediaries and hedge funds	7,966	7,950	16	0	(5)	(4)	0	0
of which: Lombard	622	622	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,334	2,320	13	0	(1)	(1)	0	0
Irrevocable loan commitments	27,547	27,078	419	50	(35)	(30)	(5)	0
of which: Large corporate clients	18,735	18,349	359	27	(27)	(24)	(3)	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,979	35,735	1,197	46	(34)	(17)	(17)	0
of which: Real estate financing	5,242	4,934	307	0	(16)	(3)	(13)	0
of which: Large corporate clients	4,274	4,188	69	17	(1)	(1)	0	0
of which: SME clients	4,787	4,589	171	27	(9)	(8)	(1)	0
of which: Lombard	7,976	7,975	0	1	0	0	0	0
of which: Credit cards	7,890	7,535	355	0	(6)	(4)	(2)	0
of which: Commodity trade finance	344	344	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	87,614	85,513	1,920	182	(114)	(58)	(23)	(33)
Total allowances and provisions					(1,029)	(181)	(160)	(688)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

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
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 10  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

     Coverage ratios are calculated by taking ECL allowances and provisions divided by the gross carrying amount of the exposures. These ratios have remained broadly unchanged in 2019 and are influenced by the following key factors:

–   significant asset balances are held with central banks as part of the requirement to hold high-quality liquid assets;

–   Lombard loans are secured with marketable securities in portfolios which are in general highly diversified with strict lending policies that are intended to ensure that credit risk is minimal under most circumstances;

–   mortgage loans to private clients and real estate financing are controlled by conservative eligibility criteria, including low loan-to-value ratios and strong debt service capabilities. The risk of rising interest rates has been taken into account in the scenario selection process;

–   the amount of unsecured retail lending (including credit cards) in Switzerland is insignificant;

–   contractual maturities in the loan portfolio, which are a factor in the calculation of ECLs, are generally short, with a large part of the loan portfolio having contractual maturities of 12 month or less;

–   for example, the carrying amount of Swiss residential mortgage loans would continue to be fully covered or 98% covered by real estate collateral,  even if the value of that collateral decreased by 20% or 30%, respectively.

Certain assets reported in stage 2 within the Private clients with mortgages and Real estate financing segments did not have a comparable rating on origination upon which to base the assessment of whether a significant increase in credit risk (SICR) has occurred. In accordance with the IFRS 9 transition requirements, a lifetime ECL has been recognized for these assets. In the medium term and based on the current economic outlook, UBS expects the proportion of these stage 2 assets to reduce to some extent.

	31.12.19
	Gross carrying amount (USD million)				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	328,756	310,787	15,661	2,308	23	3	79	2,420
of which: Private clients with mortgages	132,756	124,077	7,679	1,000	8	1	72	406
of which: Real estate financing	38,524	32,937	5,567	21	11	2	62	1,765
of which: Large corporate clients	9,819	9,199	429	192	119	16	100	5,088
of which: SME clients	12,089	9,834	1,464	791	251	18	104	3,420
of which: Lombard	112,915	112,799	0	116	2	0	0	1,566
of which: Credit cards	1,696	1,322	339	35	205	60	404	3,718
of which: Commodity trade finance	2,925	2,831	8	87	278	17	3	8,844
Other financial assets measured at amortized cost	23,154	22,019	463	672	62	16	274	1,420
of which: Loans to financial advisors	2,987	2,370	344	272	366	122	305	2,570
Total financial assets measured at amortized cost	578,899	559,714	16,206	2,981	16	2	84	2,198
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	585,245	566,059	16,206	2,981	16	2	84	2,198

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	23	4	30	4,032
Irrevocable loan commitments	27,547	27,078	419	50	13	11	120	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,979	35,735	1,197	46	9	5	143	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	8	8	0	0
Total off-balance sheet financial instruments and other credit lines	87,614	85,513	1,920	182	13	7	120	1,822
Total allowances and provisions					29	9	204	4,020

Consolidated financial statements
UBS AG consolidated financial statements

Note 10  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

As explained in Note 1a, the assessment of an SICR considers a number of qualitative and quantitative factors to determine if a stage transfer between stage 1 and stage 2 is required. The primary assessment considers changes in probability of default (PD) based on rating analyses and economic outlook. Additionally, UBS considers counterparties that have moved to a credit watch list and those with payments that are 30 days past due.

USD million	ECL allowances / provisions
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	of which: PD layer	of which: watch list	of which: ≥30 days past due	Stage 3
Mortgages, business loans and related off-balance sheet commitments in the region Switzerland	723	89	137	93	6	38	497
of which: Private clients with mortgages	88	11	53	40	0	13	27
of which: Real estate financing	59	8	47	36	0	11	4
of which: Large corporate clients	57	6	4	0	4	0	47
of which: SME clients	310	25	9	6	2	1	276
of which: Lombard	3	2	0	0	0	0	1
of which: Leasing	42	6	12	11	0	1	24
of which: Credit cards	33	9	11	0	0	11	12
of which: Other	128	23	2	2	0	0	106

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

Over-the-counter (OTC) derivative contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) master agreement between UBS AG and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry standard settlement mechanisms prescribed by ISDA. Beginning in 2016, regulators in various jurisdictions began a phased introduction of rules requiring the payment and collection of initial and variation margin on certain OTC derivative contracts, which may have a bearing on their price and other relevant terms. Under the final rules of the Basel Committee on Banking Supervision (BCBS) and the Board of the International Organization of Securities Commissions (IOSCO) promulgated in July 2019, the final phase-in of margin requirements for non-centrally cleared derivatives will be completed on 1 September 2021.

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

For presentation purposes, UBS AG’s derivative contracts are subject to IFRS netting provisions. Derivative instruments are measured at fair value and generally classified on the balance sheet as Derivative financial instruments within Assets  when having positive replacement values and Derivative financial instruments within Liabilities  when having negative replacement values. However, ETD that are economically settled on a daily basis and OTC derivatives that are either legally settled or in substance net settled on a daily basis are classified as Cash collateral receivables on derivative instruments or  Cash collateral payables on derivative instruments. Changes in the replacement values of derivatives are recorded in Other net income from financial instruments measured at fair value through profit or loss, except for interest on derivatives designated as hedging instruments in effective hedge accounting relationships and forward points on certain short- and long-duration foreign exchange contracts, which are recorded in Net interest income.

→   Refer to Note 1a  items 3j and 3k for more information

→   Refer to Note 25  for more information about derivative financial assets and liabilities after consideration of netting potential allowed under enforceable netting arrangements

UBS AG uses various derivative instruments for both trading and hedging purposes. Derivative product types as well as valuation principles and techniques applied by UBS AG are described in Note 24. Positive replacement values represent the estimated amount UBS AG would receive if the derivative contract were sold on the balance sheet date. Negative replacement values indicate the estimated amount UBS AG would pay to transfer its obligations in respect of the underlying contract were it required or entitled to do so on the balance sheet date.

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

→   Refer to Note 25  for more information about derivative financial assets and liabilities after consideration of netting potential allowed under enforceable netting arrangements

Note 11   Derivative instruments (continued)

Derivative instruments¹,²

	31.12.19					31.12.18
USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[3,4]	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[3,4]
Interest rate contracts
Over-the-counter (OTC) contracts
Forward contracts	0.0	2.8	0.3	5.1	3,136.8	0.0	1.4	0.1	3.1	2,873.9
Swaps	34.3	454.7	26.2	402.9	8,086.0	29.5	459.8	23.5	441.8	7,189.1
Options	8.1	464.8	10.0	486.1		7.6	562.2	9.0	550.0
Exchange-traded contracts
Futures					546.9					516.1
Options	0.0	84.4	0.0	66.6	229.5	0.0	27.7	0.0	26.3	199.7
Agency transactions[5]	0.1		0.1			0.0		0.1
Total	42.6	1,006.6	36.6	960.7	11,999.2	37.1	1,051.1	32.7	1,021.3	10,778.8
Credit derivative contracts
Over-the-counter (OTC) contracts
Credit default swaps	1.7	65.0	2.2	66.0		1.7	68.8	2.1	73.2
Total return swaps	0.3	2.0	0.8	3.3		0.2	3.0	0.6	3.7
Options and warrants	0.0	3.3	0.0	0.6		0.0	2.7	0.0	1.4
Total	2.0	70.2	3.0	69.9		1.9	74.5	2.7	78.3
Foreign exchange contracts
Over-the-counter (OTC) contracts
Forward contracts	22.4	935.5	23.4	966.6		20.3	708.8	20.9	731.2
Interest and currency swaps	22.8	1,573.2	23.8	1,418.5		24.8	1,299.7	24.6	1,203.5
Options	7.3	660.9	6.8	604.9		8.3	613.8	7.8	577.4
Exchange-traded contracts
Futures					1.2					0.4
Options	0.0	4.0	0.0	3.8		0.0	3.6	0.0	5.3
Agency transactions[5]	0.0		0.0			0.0		0.1
Total	52.5	3,173.6	54.0	2,993.8	1.2	53.5	2,625.8	53.4	2,517.3	0.4
Equity / index contracts
Over-the-counter (OTC) contracts
Forward contracts	0.0	0.0	0.0	0.0		0.0	0.0	0.0	0.0
Swaps	4.0	81.3	5.5	96.3		4.7	78.5	5.6	86.3
Options	5.0	88.6	6.8	144.1		5.5	97.6	7.2	139.6
Exchange-traded contracts
Futures					84.9					71.7
Options	7.2	250.4	7.8	294.1	37.2	10.1	232.8	9.0	262.8	34.1
Agency transactions[5]	6.6		5.4			11.2		13.3
Total	22.8	420.3	25.5	534.5	122.1	31.4	408.9	35.0	488.8	105.9

Table continues on the next page.

Consolidated financial statements
UBS AG consolidated financial statements

Note 11   Derivative instruments (continued)

Derivative instruments (continued)¹,²

Table continued from the previous page.

	31.12.19					31.12.18
USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[3,4]	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[3,4]
Commodity contracts
Over-the-counter (OTC) contracts
Forward contracts	0.1	4.2	0.2	5.7		0.1	3.2	0.1	3.4
Swaps	0.4	13.8	0.6	15.1		0.7	15.2	0.4	9.9
Options	1.0	27.4	0.4	23.6		0.4	18.6	0.3	16.1
Exchange-traded contracts
Futures					12.0					8.5
Forward contracts	0.0	5.9	0.0	4.9		0.0	6.6	0.0	5.4
Options	0.1	4.8	0.1	10.7	0.6	0.1	2.9	0.0	3.7	0.1
Agency transactions[5]	0.3		0.5			0.4		0.7
Total	1.8	56.1	1.7	60.0	12.6	1.8	46.4	1.5	38.5	8.6
Unsettled purchases of non-derivative financial instruments[6]	0.1	16.6	0.1	6.9		0.2	17.0	0.1	6.0
Unsettled sales of non-derivative financial instruments[6]	0.1	15.4	0.1	9.7		0.4	15.1	0.2	13.2
Total derivative instruments, based on IFRS netting[7]	121.8	4,758.9	120.9	4,635.4	12,135.1	126.2	4,238.7	125.7	4,163.4	10,893.6

1 Derivative financial liabilities as of 31 December 2019 include USD 17 million related to derivative loan commitments (31 December 2018: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 34 under Loan commitments.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material as of 31 December 2019 or 31 December 2018. No notional amounts related to these instruments are included in this table, but they are disclosed in Note 34 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Notional values of exchange-traded agency transactions and OTC-cleared transactions entered into on behalf of clients are not disclosed as they have a significantly different risk profile.    6 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    7 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Refer to Note 25 for more information on netting arrangements.

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

On a notional value basis, approximately 54% of OTC interest rate contracts held as of 31 December 2019 (31 December 2018: 56%) mature within one year, 28% (31 December 2018: 28%) within one to five years and 18% (31 December 2018: 16%) after five years. Notional values of interest rate contracts cleared with a clearing house that qualify for IFRS balance sheet netting or are legally settled on a daily basis are presented under Other notional values and are categorized into maturity buckets on the basis of contractual maturities of the cleared underlying derivative contracts.

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

The tables below provide more information about credit protection bought and sold, including replacement and notional value information by instrument type and counterparty type. The value of protection bought and sold is not, in isolation, a measure of UBS AG’s credit risk. Counterparty relationships are viewed in terms of the total outstanding credit risk, which relates to other instruments in addition to CDS, and in connection with collateral arrangements in place. On a notional value basis, approximately 27% of credit protection bought and sold as of 31 December 2019 matures within one year (31 December 2018: 14%), approximately 63% within one to five years (31 December 2018: 74%) and approximately 10% after five years (31 December 2018: 12%).

Credit derivatives by type of instrument
	Protection bought			Protection sold
USD billion	Derivative financial assets	Derivative financial liabilities	Notional values	Derivative financial assets	Derivative financial liabilities	Notional values
Single-name credit default swaps	0.3	0.7	37.5	0.8	0.7	38.6
Multi-name index-linked credit default swaps	0.1	0.8	29.3	0.5	0.1	24.9
Multi-name other credit default swaps	0.0	0.0	0.4	0.0	0.0	0.3
Total rate of return swaps	0.2	0.6	3.7	0.1	0.2	1.6
Options and warrants	0.0	0.0	3.8	0.0	0.0	0.1
Total 31 December 2019	0.7	2.1	74.6	1.3	0.9	65.4
of which: credit derivatives related to economic hedges	0.6	1.7	56.1	0.9	0.8	45.7
of which: credit derivatives related to market-making	0.1	0.4	18.6	0.5	0.1	19.7

	Protection bought			Protection sold
USD billion	Derivative financial assets	Derivative financial liabilities	Notional values	Derivative financial assets	Derivative financial liabilities	Notional values
Single-name credit default swaps	0.6	0.6	43.3	0.5	1.0	44.9
Multi-name index-linked credit default swaps	0.3	0.3	29.1	0.3	0.2	24.4
Multi-name other credit default swaps	0.0	0.0	0.1	0.0	0.0	0.1
Total rate of return swaps	0.2	0.7	4.7	0.0	0.0	2.0
Options and warrants	0.0	0.0	4.1	0.0	0.0	0.1
Total 31 December 2018	1.1	1.6	81.3	0.8	1.2	71.4
of which: credit derivatives related to economic hedges	0.9	1.3	59.2	0.5	1.1	48.9
of which: credit derivatives related to market-making	0.2	0.4	22.1	0.3	0.2	22.6

Consolidated financial statements
UBS AG consolidated financial statements

Note 11   Derivative instruments (continued)

Credit derivatives by counterparty
	Protection bought			Protection sold
USD billion	Derivative financial assets	Derivative financial liabilities	Notional values	Derivative financial assets	Derivative financial liabilities	Notional values
Broker-dealers	0.1	0.2	10.5	0.2	0.1	9.4
Banks	0.2	0.4	23.6	0.4	0.3	21.5
Central clearing counterparties	0.1	0.9	34.7	0.7	0.2	31.6
Other	0.3	0.7	5.8	0.1	0.3	2.9
Total 31 December 2019	0.7	2.1	74.6	1.3	0.9	65.4

	Protection bought			Protection sold
USD billion	Derivative financial assets	Derivative financial liabilities	Notional values	Derivative financial assets	Derivative financial liabilities	Notional values
Broker-dealers	0.2	0.1	13.0	0.1	0.2	11.5
Banks	0.4	0.4	29.2	0.3	0.5	25.6
Central clearing counterparties	0.2	0.4	31.9	0.4	0.3	30.8
Other	0.3	0.7	7.2	0.0	0.3	3.5
Total 31 December 2018	1.1	1.6	81.3	0.8	1.2	71.4

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

Contingent collateral features of derivative liabilities

Certain derivative instruments contain contingent collateral or termination features triggered upon a downgrade of the published credit ratings of UBS AG in the normal course of business. Based on UBS AG’s credit ratings as of 31 December 2019, USD 0.0 billion, USD 0.3 billion and USD 0.8 billion would have been required for contractual obligations related to OTC derivatives in the event of a one-notch, two-notch and three-notch reduction in long-term credit ratings, respectively. In evaluating UBS AG’s liquidity requirements, UBS AG considers additional collateral or termination payments that would be required in the event of a reduction in UBS AG’s long-term credit ratings, and a corresponding reduction in UBS AG’s short-term ratings.

Note 12  Financial assets and liabilities at fair value held for trading

USD million	31.12.19	31.12.18
Financial assets at fair value held for trading[1]
Equity instruments	96,788	72,771
Government bills / bonds	11,464	11,161
Investment fund units	8,867	9,716
Corporate and municipal bonds	8,093	6,908
Loans	1,971	3,566
Asset-backed securities	512	392
Total financial assets at fair value held for trading	127,695	104,513

Financial liabilities at fair value held for trading[1]
Equity instruments	22,734	21,892
Corporate and municipal bonds	3,661	3,530
Government bills / bonds	3,466	2,839
Investment fund units	698	689
Other	32	0
Total financial liabilities at fair value held for trading	30,591	28,949
1 Refer to Note 24c for more information on product type and fair value hierarchy categorization.

Note 13  Financial assets at fair value not held for trading

USD million	31.12.19	31.12.18
Financial assets at fair value not held for trading[1]
Financial assets for unit-linked investment contracts	27,686	21,446
Corporate and municipal bonds	19,385	17,236
Government bills / bonds	15,790	22,493
Loans	11,438	8,132
Securities financing transactions	6,294	9,937
Auction rate securities	1,536	1,664
Investment fund units	432	407
Equity instruments	559	702
Other	515	369
Total financial assets at fair value not held for trading	83,636	82,387
1 Refer to Note 24c for more information on product type and fair value hierarchy categorization.

Consolidated financial statements
UBS AG consolidated financial statements

Note 14  Financial assets measured at fair value through other comprehensive income

USD million	31.12.19	31.12.18
Financial assets measured at fair value through other comprehensive income[1]
Debt instruments
Government and government agencies	6,162	6,463
of which: USA	5,814	6,101
Banks	178	149
Corporates and other	4	54
Total financial assets measured at fair value through other comprehensive income	6,345	6,667
Unrealized gains – before tax	41	4
Unrealized (losses) – before tax	(25)	(146)
Net unrealized gains / (losses) – before tax	16	(143)
Net unrealized gains / (losses) – after tax	15	(104)
1 Refer to Note 24c for more information on product type and fair value hierarchy categorization. Refer also to Note 10 and Note 23 for more information on expected credit loss measurement.

Note 15  Property, equipment and software

At historical cost less accumulated depreciation
USD million	Owned properties	Leased properties[5]	Leasehold improve- ments	IT hardware and communication equipment	Internally generated software	Purchased software	Other machines and equipment	Projects in progress	2019	2018
Historical cost
Balance at the end of the previous year	7,031		3,042	1,002	4,879	303	769	1,076	18,102	17,705
Adjustment from adoption of IFRS 16	(20)	3,299		(15)			0		3,264
Balance at the beginning of the year	7,012	3,299	3,042	987	4,879	303	769	1,076	21,365	17,705
Additions	14	337	18	85	96	9	22	1,158	1,740	1,484
Disposals / write-offs[1]	(9)	(21)	(312)	(108)	(28)	(10)	(66)	0	(554)	(726)
Reclassifications	(135)	0	158	(3)	863	2	39	(1,315)	(391)[4]	(195)
Foreign currency translation	106	15	10	2	7	(1)	4	25	169	(166)
Balance at the end of the year	6,988	3,630	2,917	963	5,817	302	768	943	22,329	18,102
Accumulated depreciation
Balance at the end of the previous year	4,132		1,842	733	2,161	209	546		9,623	9,514
Adjustment from adoption of IFRS 16	(1)	16		(15)			0		0
Balance at the beginning of the year	4,131	16	1,842	719	2,161	209	546	0	9,623	9,514
Depreciation	141	463	184	98	565	33	58	0	1,542	984
Impairment[2]	1	2	1	0	27	2	0	0	34	67
Disposals / write-offs[1]	(9)	(2)	(310)	(108)	(28)	(10)	(66)	0	(533)	(730)
Reclassifications	(256)	0	3	0	5	0	0	0	(248)[4]	(124)
Foreign currency translation	66	3	9	1	5	(1)	3	0	86	(88)
Balance at the end of the year	4,074	481	1,729	710	2,735	233	541	0	10,503	9,623

Net book value
Net book value at the end of the previous year	2,900	0	1,200	269	2,718	93	223	1,076	8,479	8,191
Net book value at the beginning of the year	2,881	3,284	1,200	268	2,718	93	223	1,076	11,742	8,191
Net book value at the end of the year	2,914	3,149	1,188	254	3,082	69	227	943[3]	11,826	8,479

1 Includes write-offs of fully depreciated assets.    2 Impairment charges recorded in 2019 generally relate to assets that are no longer used for which the recoverable amount based on a fair value approach was determined to be zero.    3 Consists of USD 744 million related to Internally generated software, USD 101 million related to Owned properties and USD 98 million related to Leasehold improvements.    4 Reflects reclassifications to Properties held for sale.    5 Represents right-of-use assets recognized by UBS AG as lessee. Includes immaterial leased IT equipment. The total cash outflow for leases during the year was USD 614 million. Interest expense on lease liabilities is included within Interest expense from financial instruments measured at amortized cost and Lease liabilities are included within Other financial liabilities measured at amortized cost. Refer to Notes 3 and 22a, respectively. Also refer to Note 1 for more information about the nature of UBS’s leasing activities.

Note 16   Goodwill and intangible assets

Introduction

UBS AG performs an impairment test on its goodwill assets on an annual basis or when indicators of impairment exist.

UBS AG considers Asset Management and the Investment Bank, as they are reported in Note 2a, as separate cash-generating units, as that is the level at which the performance of investments (and the related goodwill) is reviewed and assessed by management. The goodwill for Global Wealth Management is separately monitored, and therefore separately considered for impairment, at the level of the two former business divisions Wealth Management and Wealth Management Americas. These business divisions were integrated in 2018 and are referred to in this Note as Global Wealth Management Americas and Global Wealth Management ex Americas.

The impairment test is performed for each cash-generating unit to which goodwill is allocated by comparing the recoverable amount, based on its value-in-use, with the carrying amount of the respective cash-generating unit. An impairment charge is recognized if the carrying amount exceeds the recoverable amount.

As of 31 December 2019, total goodwill recognized on the balance sheet was USD 6.3 billion, of which USD 3.7 billion was carried by the Global Wealth Management Americas cash-generating unit, USD 1.2 billion was carried by the Global Wealth Management ex Americas cash-generating unit and USD 1.4 billion was carried by Asset Management. Based on the impairment testing methodology described below, UBS AG concluded that the goodwill balances as of 31 December 2019 allocated to these cash-generating units are not impaired.

Impairment of the Investment Bank goodwill

UBS AG is continuing to realign its Investment Bank and execute on a number of strategic initiatives to drive profitable growth. As a consequence, IAS 36, Impairment of Assets, requires UBS AG to give consideration to the range of possible forecast cash flows and uncertainties in macroeconomic factors that currently exist when determining the recoverability of goodwill in the Investment Bank. Following this, UBS AG estimated a recoverable amount for the Investment Bank cash-generating unit of USD 11.7 billion. As this was lower than the carrying amount of the Investment Bank cash-generating unit of USD 12.1 billion (actual attributed equity as of 31 December 2019), UBS AG wrote down the goodwill previously recognized by the Investment Bank (USD 110 million) and recognized that charge in the income statement within Amortization and impairment of goodwill and intangible assets.

UBS AG also reviewed intangible assets, property, equipment and software assets, allocated to the Investment Bank. Overall, UBS AG confirmed that no further impairment charges were required, with the fair value of such assets (generally determined using a cost replacement approach) being equal to or higher than their respective carrying amounts.

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

The carrying amount for each cash-generating unit is determined by reference to the Group’s equity attribution framework. Within this framework, which is described in the “Capital management” section of this report, UBS attributes equity to the businesses on the basis of their risk-weighted assets and leverage ratio denominator, their goodwill and intangible assets as well as equity directly associated with activity that Corporate Center – Group Treasury manages centrally on behalf of the business divisions. The framework is primarily used for purposes of measuring the performance of the businesses and includes certain management assumptions. Attributed equity equals the capital that a cash-generating unit requires to conduct its business and is currently considered a reasonable approximation of the carrying amount of the cash-generating units. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective cash-generating unit.

→   Refer to the “Capital management” section of this report for more information about the equity attribution framework

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

Consolidated financial statements
UBS AG consolidated financial statements

Note 16  Goodwill and intangible assets (continued)

In addition, they take into account regional differences in risk-free rates, at the level of individual cash-generating units. Consistently, long-term growth rates are determined based on nominal or real GDP growth rate forecasts, depending on the region.

Key assumptions used to determine the recoverable amounts of each cash-generating unit are tested for sensitivity by applying a reasonably possible change to those assumptions. Forecast earnings available to shareholders were changed by 20%, the discount rates were changed by 1.5 percentage points and the long-term growth rates were changed by 0.75 percentage points. Under all scenarios, reasonably possible changes in key assumptions did not result in an impairment of goodwill or intangible balances reported by Global Wealth Management Americas, Global Wealth Management ex Americas and Asset Management.

If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of goodwill attributable to Global Wealth Management Americas, Global Wealth Management ex Americas and Asset Management may become impaired in the future, giving rise to losses in the income statement. Recognition of any impairment of goodwill would reduce IFRS equity and net profit. It would not affect cash flows and, as goodwill is required to be deducted from capital under the Basel III capital framework, no effect would be expected on UBS AG’s capital ratios.

Discount and growth rates
	Discount rates		Growth rates
In %	31.12.19	31.12.18	31.12.19	31.12.18
Global Wealth Management Americas	9.5	9.5	4.2	3.2
Global Wealth Management ex Americas	8.5	8.5	3.4	3.0
Asset Management	9.0	9.0	3.0	2.7
Investment Bank	11.0	11.0	4.0	3.5

	Goodwill	Intangible assets
USD million	Total	Infrastructure[1]	Customer relationships, contractual rights and other	Total	2019	2018
Historical cost
Balance at the beginning of the year	6,392	760	865	1,625	8,018	7,888
Additions	0		11	11	11	270
Disposals	(1)		(10)	(10)	(11)	(45)
Write-offs	0		(75)	(75)	(75)	(7)
Foreign currency translation	(9)		(3)	(3)	(12)	(88)
Balance at the end of the year	6,382	760	788	1,548	7,930	8,018
Accumulated amortization and impairment
Balance at the beginning of the year		691	679	1,371	1,371	1,325
Amortization		38	27	65	65	62
Impairment[2]	110		0	0	110	4
Disposals			(8)	(8)	(8)	(1)
Write-offs			(75)	(75)	(75)	(7)
Foreign currency translation			(2)	(2)	(2)	(12)
Balance at the end of the year	110	730	621	1,351	1,461	1,371
Net book value at the end of the year	6,272	30	167	197	6,469	6,647

1 Consists of the branch network intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc.    2 Impairment charges recorded in 2019 and 2018 relate to assets for which the recoverable amount was determined considering their value-in-use (recoverable amount of the impaired intangible assets in 2018 was USD 18 million, recoverable amount for the Investment Bank cash-generating unit in 2019 was USD 11.7 billion).

Note 16  Goodwill and intangible assets (continued)

The table below presents goodwill and intangible assets by cash-generating unit for the year ended 31 December 2019.

USD million	Global Wealth Management Americas	Global Wealth Management ex Americas	Asset Management	Investment Bank	Corporate Center	Total
Goodwill
Balance at the beginning of the year	3,721	1,206	1,354	112		6,392
Additions					0	0
Disposals		(1)				(1)
Impairment				(110)		(110)
Foreign currency translation	(2)	(6)	1	(2)	0	(9)
Balance at the end of the year	3,719	1,198	1,354	0	0	6,272
Intangible assets
Balance at the beginning of the year	138	104	0	11	1	254
Additions / transfers	1			0	10	11
Disposals		(2)		0		(2)
Amortization	(45)	(12)		(5)	(4)	(65)
Impairment		0		0		0
Foreign currency translation	(1)	1	0	0	0	(1)
Balance at the end of the year	92	92	0	5	7	197

The table below presents estimated aggregated amortization expenses for intangible assets.

USD million	Intangible assets
Estimated, aggregated amortization expenses for:
2020	53
2021	22
2022	18
2023	17
2024	13
Thereafter	70
Not amortized due to indefinite useful life	2
Total	197

Consolidated financial statements
UBS AG consolidated financial statements

Note 17  Other assets

a) Other financial assets measured at amortized cost

USD million	31.12.19	31.12.18
Debt securities	14,141	13,562
of which: government bills / bonds	8,492	8,778
Loans to financial advisors[1]	2,877	3,291
Fee- and commission-related receivables	1,520	1,644
Finance lease receivables[2]	1,444	1,091
Settlement and clearing accounts	587	1,039
Accrued interest income	742	700
Other	1,701	1,310
Total other financial assets measured at amortized cost	23,012	22,637
1 Related to financial advisors in the US and Canada. 2 Upon adoption of IFRS 16 on 1 January 2019, Finance lease receivables increased by USD 176 million. Refer to Note 1 for more information.

b) Other non-financial assets

USD million	31.12.19	31.12.18
Precious metals and other physical commodities	4,597	4,298
Bail deposit[1]	1,293	1,312
Prepaid expenses	687	731
VAT and other tax receivables	436	282
Properties and other non-current assets held for sale	199	82
Other	335	358
Total other non-financial assets	7,547	7,062
1 Refer to item 1 in Note 21b for more information.

Note 18  Amounts due to banks, customer deposits, and funding from UBS Group AG and its subsidiaries

a) Amounts due to banks and customer deposits

USD million	31.12.19	31.12.18
Amounts due to banks	6,570	10,962
Customer deposits	450,591	421,986
of which: demand deposits	176,972	182,642
of which: retail savings / deposits	168,581	165,790
of which: time deposits	63,659	54,998
of which: fiduciary deposits	41,378	18,556
Total amounts due to banks and customer deposits	457,161	432,948

b) Funding from UBS Group AG and its subsidiaries

USD million	31.12.19	31.12.18
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	30,105	29,988
Senior unsecured debt other than TLAC	3,389	1,031
High-trigger loss-absorbing additional tier 1 capital instruments	11,958	7,805
Low-trigger loss-absorbing additional tier 1 capital instruments	2,415	2,378
Total[1,2]	47,866	41,202

1 All balances in 2019 are against UBS Group AG as counterparty. Prior year balances were against UBS Group Funding (Switzerland) AG as counterparty.    2 UBS AG has also recognized funding from UBS Group AG and its subsidiaries that is designated at fair value. Refer to Note 22b for more information.

Note 19   Debt issued designated at fair value

USD million	31.12.19	31.12.18
Issued debt instruments
Equity-linked[1]	41,722	34,392
Rates-linked	16,318	12,073
Credit-linked	1,916	3,282
Fixed-rate	4,636	5,099
Commodity-linked	1,567	1,785
Other	432	401
Total debt issued designated at fair value	66,592	57,031
of which: issued by UBS AG with original maturity greater than one year[2]	51,031	40,289
of which: life-to-date own credit (gain) / loss	82	(270)

1 Includes investment fund unit-linked instruments issued.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. More than 99% of the balance as of 31 December 2019 was unsecured (31 December 2018: more than 99% of the balance was unsecured).

As of 31 December 2019 and 31 December 2018, the contractual redemption amount at maturity of debt issued designated at fair value through profit or loss was not materially different from the carrying amount.

The table below shows the residual contractual maturity of the carrying amount of debt issued designated at fair value, split between fixed-rate and floating-rate instruments based on the contractual terms, and does not consider any early redemption features. Interest rate ranges for future interest payments related to debt issued designated at fair value have not been included in the table below as a majority of the debt instruments issued are structured products, and therefore the future interest payments are highly dependent upon the embedded derivative and prevailing market conditions at the point in time that each interest payment is made.

→   Refer to Note 27  for maturity information on an undiscounted cash flow basis

Contractual maturity of carrying amount
USD million	2020	2021	2022	2023	2024	2025–2029	Thereafter	Total 31.12.19	Total 31.12.18
UBS AG1
Non-subordinated debt
Fixed-rate	3,648	1,778	755	288	334	386	3,178	10,368	11,807
Floating-rate	21,547	10,748	3,435	2,608	3,290	8,109	5,562	55,299	43,562
Subtotal	25,195	12,526	4,190	2,897	3,624	8,495	8,740	65,668	55,370
Other subsidiaries[2]
Non-subordinated debt
Fixed-rate	48	92	6	0	0	345	29	520	1,230
Floating-rate	102	43	197	27	0	0	35	404	431
Subtotal	150	134	203	27	0	345	64	924	1,662
Total	25,345	12,661	4,394	2,924	3,624	8,840	8,804	66,592	57,031
1 Comprises instruments issued by the legal entity UBS AG. 2 Comprises instruments issued by subsidiaries of UBS AG.

Consolidated financial statements
UBS AG consolidated financial statements

Note 20   Debt issued measured at amortized cost

USD million	31.12.19	31.12.18
Certificates of deposit	5,190	7,980
Commercial paper	14,413	27,514
Other short-term debt	2,235	3,531
Short-term debt[1]	21,837	39,025
Senior unsecured debt	22,356	32,135
of which: issued by UBS AG with original maturity greater than one year[2]	22,349	32,133
Covered bonds	2,633	3,947
Subordinated debt	7,431	7,511
of which: low-trigger loss-absorbing tier 2 capital instruments	6,892	6,808
of which: non-Basel III-compliant tier 2 capital instruments	540	703
Debt issued through the Swiss central mortgage institutions	8,574	8,569
Other long-term debt	4	58
of which: issued by UBS AG with original maturity greater than one year[2]	0	52
Long-term debt[3]	40,998	52,220
Total debt issued measured at amortized cost[4]	62,835	91,245

1 Debt with an original contractual maturity of less than one year.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. As of 31 December 2019, 100% of the balance was unsecured (31 December 2018: 100% of the balance was unsecured).    3 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

UBS AG uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt instruments held at amortized cost. In certain cases, UBS AG applies hedge accounting for interest rate risk as discussed in Note 1a item 3j and Note 28. As a result of applying hedge accounting, the life-to-date adjustment to the carrying amount of debt issued was an increase of USD 574 million as of 31 December 2019 and an increase of USD 282 million as of 31 December 2018, reflecting changes in fair value due to interest rate movements.

Note 20   Debt issued measured at amortized cost (continued)

Subordinated debt consists of unsecured debt obligations that are contractually subordinated in right of payment to all other present and future non-subordinated obligations of the respective issuing entity. All of the subordinated debt instruments outstanding as of 31 December 2019 pay a fixed rate of interest.

The table below shows the residual contractual maturity of the carrying amount of debt issued, split between fixed-rate and floating-rate based on the contractual terms, and does not consider any early redemption features. The effects from interest rate swaps, which are used to hedge various fixed-rate debt issuances by changing the repricing characteristics into those similar to floating-rate debt, are also not considered in the table below.

→   Refer to Note 27  for maturity information on an undiscounted cash flow basis

Contractual maturity of carrying amount
USD million	2020	2021	2022	2023	2024	2025–2029	Thereafter	Total 31.12.19	Total 31.12.18
UBS AG1
Non-subordinated debt
Fixed-rate	24,334	3,978	2,618	1,621	0	0	1,145	33,696	40,108
Floating-rate	10,819	1,932	0	368	0	0	0	13,119	35,035
Subordinated debt
Fixed-rate	0	0	2,007	0	2,597	2,827	0	7,431	7,511
Subtotal	35,153	5,910	4,626	1,989	2,597	2,827	1,145	54,247	82,654
Other subsidiaries[2]
Non-subordinated debt
Fixed-rate	758	1,029	851	951	1,013	3,327	660	8,588	8,590
Floating-rate	0	0	0	0	0	0	0	0	0
Subtotal	758	1,029	851	951	1,013	3,327	660	8,588	8,591
Total	35,911	6,939	5,477	2,940	3,610	6,154	1,805	62,835	91,245
1 Comprises debt issued by the legal entity UBS AG. 2 Comprises debt issued by subsidiaries of UBS AG.

Consolidated financial statements
UBS AG consolidated financial statements

Note 21  Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.12.19	31.12.18
Provisions other than provisions for expected credit losses	2,825	3,341
Provisions for expected credit losses	114	116
Total provisions	2,938	3,457

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Operational risks[2]	Litigation, regulatory and similar matters[3]	Restructuring	Real estate	Employee benefits[6]	Other	Total 2019	Total 2018
Balance at the end of the previous year	45	2,827	215	122	55	77	3,341	3,130
Adjustment from adoption of IFRS 16[1]	0	0	(103)	(28)	0	0	(131)	0
Balance at the beginning of the year	45	2,827	112	94	55	77	3,209	3,130
Additions from acquired companies	0	0	0	0	0	0	0	2
Increase in provisions recognized in the income statement	13	258	87	4	6	8	376	1,117
Release of provisions recognized in the income statement	0	(81)	(19)	0	(7)	(12)	(119)	(301)
Provisions used in conformity with designated purpose	(15)	(518)	(83)	(7)	0	(9)	(632)	(587)
Reclassifications	0	0	0	0	0	(1)	(1)	0
Foreign currency translation / unwind of discount	(1)	(12)	1	1	0	1	(8)	(20)
Balance at the end of the year	41	2,475	99[4]	92[5]	54	64	2,825	3,341

1 Refer to Note 1 for more information.    2 Comprises provisions for losses resulting from security risks and transaction processing risks.    3 Comprises provisions for losses resulting from legal, liability and compliance risks.    4 Primarily consists of personnel-related restructuring provisions of USD 33 million as of 31 December 2019 (31 December 2018: USD 40 million) and provisions for onerous contracts of USD 61 million as of 31 December 2019 (31 December 2018: USD 170 million).    5 Consists of reinstatement costs for leasehold improvements of USD 82 million as of 31 December 2019 (31 December 2018: USD 83 million) and provisions for onerous contracts of USD 10 million as of 31 December 2019 (31 December 2018: USD 40 million).    6 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to onerous contracts and severance payments. Onerous contracts for property are recognized when UBS AG is committed to pay for non-lease components, such as utilities, when a property is vacated or not fully recovered from sub-tenants. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 21b. There are no material contingent liabilities associated with the other classes of provisions.

Note 21  Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

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

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in early January 2020.

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

Provisions for litigation, regulatory and similar matters by business division and in Corporate Center[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	Total 2019	Total 2018
Balance at the beginning of the year	1,003	117	0	269	1,438	2,827	2,508
Increase in provisions recognized in the income statement	188	1	0	60	10	258	905
Release of provisions recognized in the income statement	(49)	0	0	(6)	(27)	(81)	(220)
Provisions used in conformity with designated purpose	(350)	(4)	0	(66)	(97)	(518)	(350)
Foreign currency translation / unwind of discount	(10)	(1)	0	(2)	0	(12)	(16)
Balance at the end of the year	782	113	0	255	1,325	2,475	2,827

1 Provisions, if any, for the matters described in this Note are recorded in Global Wealth Management (items 3, item 4 and item 7) and Corporate Center (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Corporate Center.

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

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial in the Court of Appeal is scheduled for June 2020. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 December 2019 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 505 million at 31 December 2019). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 December 2019 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted that UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017. In June 2019, UBS entered into a settlement agreement with the Italian tax authorities under which it paid EUR 101 million to resolve the claims asserted by the authority related to UBS AG’s potential permanent establishment in Italy. In October 2019, the Judge of Preliminary Investigations of the Milan Court approved an agreement with the Milan prosecutor under Article 63 of Italian Administrative Law 231 under which UBS AG, UBS Switzerland AG and UBS Monaco have paid an aggregate of EUR 10.3 million to resolve claims premised on the alleged inadequacy of historical internal controls. No admission of wrongdoing was required in connection with this resolution.

Consolidated financial statements
UBS AG consolidated financial statements

Note 21  Provisions and contingent liabilities (continued)

Our balance sheet at 31 December 2019 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

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

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action in the US District Court for the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS with an original principal balance of approximately USD 2 billion. In July 2018, UBS and the trustee entered into an agreement under which UBS will pay USD 850 million to resolve this matter. A significant portion of this amount will be borne by other parties that indemnified UBS. In January 2020, the settlement was approved by the court. Proceedings to determine how the settlement funds will be distributed to RMBS holders are ongoing. After giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: Since 2014, the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 December 2019 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

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

Note 21  Provisions and contingent liabilities (continued)

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

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims. In August 2019, the defendants, including UBS, filed a petition to the US Supreme Court requesting that it review the Court of Appeals’ decision. The bankruptcy proceedings have been stayed pending a decision with respect to the defendants’ petition.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.4 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

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

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults or any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019 and February 2020, three US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and seven other underwriters of Puerto Rico municipal bonds. The two actions seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Consolidated financial statements
UBS AG consolidated financial statements

Note 21  Provisions and contingent liabilities (continued)

Our balance sheet at 31 December 2019 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In 2015, the DOJ’s Criminal Division terminated the 2012 non-prosecution agreement with UBS AG related to UBS’s submissions of benchmark interest rates, and UBS AG pleaded guilty to one count of wire fraud, paid a fine and was subject to probation, which ended in early January 2020. In 2019 the European Commission announced two decisions with respect to foreign exchange trading. UBS was granted immunity by the European Commission in these matters and therefore was not fined. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

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

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint. In January 2020, UBS and 11 other banks agreed in principle with the plaintiffs to settle the class action for a total of USD 10 million. The settlement is subject to final documentation and court approval.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Note 21  Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiffs’ federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiffs’ antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs in the other Yen LIBOR, Euroyen TIBOR and the EURIBOR actions have appealed the dismissals. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions filed amended complaints following the dismissals, and the courts granted renewed motions to dismiss in July 2019 (SIBOR / SOR) and in September 2019 (CHF LIBOR). Plaintiffs in both actions have appealed. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint have moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. The court dismissed the GBP LIBOR action in August 2019, and plaintiffs appealed the dismissal in September 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending. Similar class actions have been filed concerning European government bonds and other government bonds.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

Government sponsored entities (GSE) bonds: Starting in February 2019, class action complaints were filed in the US District Court for the Southern District of New York against UBS and other banks on behalf of plaintiffs who traded GSE bonds. A consolidated complaint was filed alleging collusion in GSE bond trading between 1 January 2009 and 1 January 2016. In December 2019, UBS and eleven other defendants agreed to settle the class action for a total of USD 250 million. The settlement is subject to court approval.

Consolidated financial statements
UBS AG consolidated financial statements

Note 21  Provisions and contingent liabilities (continued)

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 December 2019 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

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

Our balance sheet at 31 December 2019 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

7. Securities transaction pricing and disclosure

UBS identified and reported to the relevant authorities instances in which some Global Wealth Management clients booked in Hong Kong and Singapore may have been charged inappropriate spreads on debt securities transactions between 2008 and 2015. In November 2019, UBS AG entered into a settlement with the Hong Kong Securities and Futures Commission (SFC) under which it was reprimanded and fined HKD 400 million (USD 51 million) and a settlement with the Monetary Authority of Singapore (MAS) under which it was fined SGD 11 million (USD 8.3 million). In addition, UBS has commenced reimbursing affected customers an aggregate amount equivalent to USD 47 million, including interest.

Our balance sheet at 31 December 2019 reflected a provision with respect to the matter described in this item 7 in an amount that UBS believes to be appropriate under the applicable accounting standard.

Note 22  Other liabilities

a) Other financial liabilities measured at amortized cost

USD million	31.12.19	31.12.18
Other accrued expenses	1,697	1,911
Accrued interest expenses	1,596	1,501
Settlement and clearing accounts	1,368	1,477
Lease liabilities[1]	3,858
Other	1,854	2,688
Total other financial liabilities measured at amortized cost	10,373	7,576
1 Relates to the adoption of IFRS 16 on 1 January 2019. Refer to Note 1 for more information.

b) Other financial liabilities designated at fair value

USD million	31.12.19	31.12.18
Financial liabilities related to unit-linked investment contracts	28,145	21,679
Securities financing transactions	5,742	9,461
Over-the-counter debt instruments	2,022	2,450
of which: life-to-date own credit (gain) / loss	(4)	(51)
Funding from UBS Group AG and its subsidiaries	217
Other	31	5
Total other financial liabilities designated at fair value[1]	36,157	33,594

1 As of 31 December 2019 and 31 December 2018, the contractual redemption amount at maturity of other financial liabilities designated at fair value through profit or loss was not materially different from the carrying amount.

c) Other non-financial liabilities

USD million	31.12.19	31.12.18
Compensation-related liabilities	4,296	4,645
of which: financial advisor compensation plans	1,459	1,454
of which: other compensation plans	1,750	1,929
of which: net defined benefit pension and post-employment liabilities	629	773
of which: other compensation-related liabilities [1]	458	490
Current and deferred tax liabilities	1,091	915
VAT and other tax payables	445	403
Deferred income	134	215
Other	202	98
Total other non-financial liabilities	6,168	6,275
1 Includes liabilities for payroll taxes and untaken vacation.

Consolidated financial statements
UBS AG consolidated financial statements

Additional information

Note 23  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 78 million in 2019, reflecting net credit loss expenses of USD 100 million related to credit-impaired (stage 3) positions, partly offset by USD 22 million of net releases in expected credit loss expense allowances from stage 1 and 2 positions.

In the Investment Bank, increased stage 1 and 2 ECL allowances and provisions recognized over the year primarily related to loans and credit facilities originated during 2019 and to changes in credit quality of existing assets, partly offset by a change in the applied credit risk models. In Personal & Corporate Banking and Global Wealth Management, ECL allowances and provisions slightly decreased over the year, primarily attributable to a minor improvement in book quality following continued positive developments of selected economic input data.

Stage 3 net losses of USD 100 million were recognized across a number of defaulted positions, mainly in Personal & Corporate Banking (USD 44 million) and, to a lesser extent, in the Investment Bank (USD 26 million) and Global Wealth Management (USD 23 million).

Note 23  Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

Refer to Note 1a for information about the principles governing ECL models, scenarios, scenario weights and key inputs applied. In addition to the quarterly updates of market and behavioral data, which are relevant input factors to the credit rating methodology and the estimation of the probability of default (PD) and the loss given default (LGD), one significant change was applied to the models used to calculate ECLs for large corporate clients in the Investment Bank. During 2019, the data set was refreshed and aligned with the process applied to regulatory stress testing in the US, which resulted in a net release in expected credit loss expense allowances and provisions from stage 1 and 2 positions of USD 20 million. For portfolios where internal default data is insufficient for modeling purposes, UBS AG relies on external data providers.

Four scenarios and the related macroeconomic factors were reviewed in the fourth quarter of 2019 in light of the economic and political conditions prevailing at year-end. The selection of the three hypothetical scenarios remained essentially unchanged, although the narrative of the severe downside scenario was updated to include additional risks. The key aspects of the narrative for the scenarios are summarized below.

–   The baseline scenario assumes continued growth in all key markets, albeit at a slower rate than in 2019. As a consequence, unemployment rates are not expected to fall noticeably, except in the US. Interest rates remain at low levels in line with the central bank policies pursued in the eurozone, Switzerland and in the US.

–   The upside scenario assumes continued accommodative central bank policies in developed economies and a gradual decline of geopolitical and economic uncertainty. Underlying macroeconomic conditions improve, and asset values increase substantially.

–   The mild downside scenario is based on a monetary policy tightening assumption, implemented by major central banks to deflate a potential asset price bubble, thus causing a mild recession.

–   The narrative for the severe downside scenario, which during 2019 focused primarily on developments in the eurozone, has been broadened to cover a severe recessionary phase affecting all major economies. A wide-ranging slowdown is mainly caused by global trade tensions and debt sustainability concerns in Europe. Trade and business confidence are affected, being particularly felt in the key export markets for Swiss industry.

In each quarter the bases to which scenario-specific forecasts are applied, and the baseline forecast itself, were updated using the most recently available information (key macroeconomic data and relevant market indicators). The key forward-looking macroeconomic variables applied to the four scenarios as of 31 December 2019 are summarized in the table on the following page.

The determination of scenario weights is subject to the process and governance outlined in Note 1a item 3g. An econometric model is used to provide input into the scenario weight assessment process. The model output gives a first estimate of the probability that the GDP assumptions used for each scenario materialize, according to the historically observed deviations of GDP growth from trend growth. Since the probability estimates produced by the model do not include an assessment of the underlying economic or political causes, management positions the model output into the context of current conditions and future expectations, and applies judgment in determining the final scenario weights. The reviews during 2019 reflected the increasing probability of a weakening economy in key markets, after a long spell of substantial expansion, and the uncertainties about the influence that several political developments with unforeseeable outcomes may have on future growth. At year-end 2019, management reflected these developments by giving more weight to the severe downside scenario compared with 31 December 2018.

Non-linearity of credit losses in relation to macroeconomic factors is usually most pronounced in portfolios that are most sensitive to interest rates, especially in the areas of mortgage loans to private clients and real estate financing. The mild downside scenario therefore reflects a significant rise in interest rates as a key component and is also particularly relevant for credit risk management purposes.

As noted above, scenario weights are a reflection of risks identified during management’s assessment of economic and geopolitical risks and not a specific expectation that a particular narrative with its defined macroeconomic factors (e.g., interest rates) will materialize. Other scenarios for a mild downside with less focus on interest rates would, however, not have been representative of the potential asymmetry of loan losses in a downturn. A more severe recession can be triggered by political factors that cannot be modeled based on observed history; given this consideration, the weight assigned to the severe downside case was also based on management’s assessment of the geopolitical risks that might affect all of our key markets and portfolios.

ECL scenario	Assigned weights in %
	31.12.19	31.12.18
Upside	7.5	10.0
Baseline	42.5	45.0
Mild downside	35.0	35.0
Severe downside	15.0	10.0

Consolidated financial statements
UBS AG consolidated financial statements

Note 23  Expected credit loss measurement (continued)

	One year				Three years cumulative
Key parameters	Upside	Baseline	Mild downside	Severe downside	Upside	Baseline	Mild downside	Severe downside
Real GDP growth (% change)
United States	4.3	1.9	(0.5)	(6.4)	10.9	6.4	0.0	(4.3)
Eurozone	3.6	1.0	(0.3)	(9.1)	9.5	2.8	0.7	(10.8)
Switzerland	4.2	1.5	(0.8)	(7.0)	10.4	4.8	(0.1)	(6.2)
Consumer price index (% change)
United States	3.1	1.8	4.9	(1.2)	8.6	6.2	11.1	0.4
Eurozone	2.1	1.3	2.8	(1.3)	6.7	4.3	6.2	(1.7)
Switzerland	1.5	0.8	1.8	(1.8)	5.5	2.7	4.2	(1.6)
Unemployment rate (change, percentage points)
United States	(0.9)	(0.4)	0.3	5.7	(0.9)	(0.5)	0.7	5.6
Eurozone	(1.4)	(0.1)	0.6	5.6	(1.9)	(0.2)	1.0	7.9
Switzerland	(0.3)	0.1	0.5	2.6	(0.8)	0.3	1.2	3.6
Fixed income: 10-year government bonds (change in yields, basis points)
USD	61.0	0.2	187.5	(100.0)	274.1	10.1	262.5	(75.0)
EUR	65.0	8.4	112.5	(30.0)	221.7	28.2	225.0	(20.0)
CHF	73.0	9.5	187.5	(70.0)	283.0	30.0	262.5	(35.0)
Equity indices (% change)
S&P 500	14.8	3.5	(20.3)	(53.0)	42.7	9.5	(23.5)	(42.9)
EuroStoxx 50	17.0	0.5	(15.5)	(60.0)	44.3	4.4	(14.7)	(52.9)
SPI	13.9	1.4	(19.0)	(56.2)	42.2	5.3	(24.0)	(46.8)
Swiss real estate (% change)
Single-Family Homes	4.5	0.1	(7.3)	(15.2)	14.1	2.3	(15.8)	(27.0)
Other real estate (% change)
United States (S&P/Case-Shiller)	6.2	4.0	(4.0)	(13.3)	17.7	16.7	(11.9)	(23.4)
Eurozone (House Price Index)	4.9	1.2	(1.2)	(23.0)	15.4	2.2	(6.8)	(33.2)

c) Development of ECL allowances and provisions

The ECL allowances and provisions recognized in the period are impacted by a variety of factors, such as:

–   origination of new instruments during the period;

–   effect of passage of time as the ECLs on an instrument for the remaining lifetime reduces (all other factors remaining the same);

–   discount unwind within ECLs as it is measured on a present value basis;

–   derecognition of instruments in the period;

–   change in individual asset quality of instruments;

–   portfolio effect of updating forward-looking scenarios and the respective weights;

–   movements from a “maximum 12-month ECL” to the recognition of “lifetime ECLs” (and vice versa) following transfers between stages 1 and 2;

–   movements from stages 1 and 2 to stage 3 (credit-impaired status) when default has become certain and probability of default (PD) increases to 100% (or vice versa);

–   changes in credit risk and/or economic forecasting models or updates to model parameters; and

–   foreign exchange translations for assets denominated in foreign currencies and other movements.

Note 23  Expected credit loss measurement (continued)

The following table explains the changes in the ECL allowances and provisions for on- and off-balance sheet financial instruments and other credit lines in scope of ECL requirements between the beginning and the end of the period due to the factors listed on the previous page.

	Development of ECL allowances and provisions
USD million	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2018	(1,054)	(176)	(183)	(695)
ECL movements due to stage transfer[1]	0	(96)	103	(8)
Net movement from new and derecognized transactions[2]	(53)	(66)	10	3
of which: Private clients with mortgages	(1)	(4)	3	0
of which: Real estate financing	(3)	(5)	2	0
of which: Large corporate clients	(6)	(14)	8	0
of which: SME clients	(16)	(14)	(2)	0
Book quality movements	(52)	141	(97)	(96)
Remeasurements due to stage transfers[3]	(125)	110	(138)	(97)
of which: Private clients with mortgages	(5)	70	(74)	(1)
of which: Real estate financing	5	21	(16)	0
of which: Large corporate clients	(45)	1	(11)	(35)
of which: SME clients	(64)	6	(17)	(53)
Remeasurements without stage transfers[4]	73	31	41	1
of which: Private clients with mortgages	22	2	30	(9)
of which: Real estate financing	1	0	0	1
of which: Large corporate clients	(24)	(10)	0	(14)
of which: SME clients	35	9	10	17
Model and methodology changes[5]	26	17	9	0
Total ECL movements with profit or loss impact[6]	(78)	(4)	25	(100)
Other allowance and provision movements	105	(1)	(2)	108
Write-offs / recoveries[7]	130	0	0	130
Reclassifications[8]	0	0	0	0
Foreign exchange movements[9]	(8)	(1)	(2)	(4)
Other	(19)	0	0	(18)
Balance as of 31 December 2019	(1,029)	(181)	(160)	(688)

1 Represents ECL allowances and provisions prior to ECL remeasurement due to stage transfer.    2 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    3 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    4 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    5 Represents the change in the allowances and provisions related to changes in models and methodologies. Refer to Note 23b for more information.    6 Includes ECL movements due to stage transfers, ECL movements from new and derecognized transactions, book quality changes and model and methodology changes.    7 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven.    8 Represents reclassifications to Other assets measured at amortized cost.    9 Represents the change in allowances and provisions related to movements in foreign exchange rates.

Consolidated financial statements
UBS AG consolidated financial statements

Note 23  Expected credit loss measurement (continued)

The following table explains the changes in the ECL allowances and provisions for Loans and advances to customers, Loans to financial advisors and off-balance sheet financial instruments and other credit lines between the beginning and the end of the period.

	Development of ECL allowances and provisions
USD million	Total	Stage 1	Stage 2	Stage 3
Balance as of 1 January 2018	(1,117)	(141)	(193)	(783)
ECL movements due to stage transfer[1]	0	(97)	95	2
Net movement from new and derecognized transactions[2]	(10)	(44)	15	19
of which: Private clients with mortgages	(3)	(6)	4	0
of which: Real estate financing	(3)	(8)	5	0
of which: Large corporate clients	2	(6)	1	8
of which: SME clients	(10)	(14)	4	0
Book quality movements	(89)	112	(87)	(114)
Remeasurements due to stage transfers[3]	(16)	95	(103)	(7)
of which: Private clients with mortgages	(11)	54	(63)	(1)
of which: Real estate financing	5	24	(19)	0
of which: Large corporate clients	(1)	0	(3)	1
of which: SME clients	1	7	(7)	0
Remeasurements without stage transfers[4]	(73)	17	16	(106)
of which: Private clients with mortgages	(9)	2	(3)	(7)
of which: Real estate financing	8	4	12	(8)
of which: Large corporate clients	(56)	(2)	(6)	(48)
of which: SME clients	(55)	9	6	(70)
Model and methodology changes[5]	(13)	(2)	(11)	0
Subtotal ECL movements with profit or loss impact[6]	(104)	(30)	11	(86)
Other allowance and provision movements	227	10	1	216
Write-offs / recoveries[7]	200	1	0	199
Reclassifications[8]	25	7	3	15
Foreign exchange movements[9]	8	0	0	8
Other	(6)	2	(1)	(6)
Balance as of 31 December 2018	(1,002)	(162)	(180)	(661)

1 Represents ECL allowances and provisions prior to ECL remeasurement due to stage transfer.    2 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    3 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    4 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    5 Represents the change in the allowances and provisions related to changes in models and methodologies.    6 UBS has restated ECL movements with profit or loss (P&L) impact to include ECL movements due to stage transfer. This aligns with a change in approach adopted in 2019 to allow for the total ECL P&L impacts by stage to be disclosed, including ECL movements due to stage transfers, ECL movements from new and derecognized transactions, book quality changes, model and methodology changes and foreign exchange rates.    7 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven.    8 Represents reclassifications to Other assets measured at amortized cost.    9 Represents the change in allowances and provisions related to movements in foreign exchange rates.

Note 23  Expected credit loss measurement (continued)

d) Maximum exposure to credit risk

The tables on the following pages provide UBS AG’s maximum exposure to credit risk for financial instruments subject to ECL requirements and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments.

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

Maximum exposure to credit risk
	31.12.19
		Collateral				Credit enhancements			Exposure to credit risk after collateral and credit enhancements
USD billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet
Cash and balances at central banks	107.1								107.1
Loans and advances to banks[2]	12.4		0.0						12.3
Receivables from securities financing transactions	84.2		77.6		5.8				0.8
Cash collateral receivables on derivative instruments[3,4]	23.3					14.4			8.9
Loans and advances to customers[5]	328.0	19.4	101.4	174.7	17.1			1.1	14.3
Other financial assets measured at amortized cost	23.0	0.1	0.4	0.0	1.3				21.2
Total financial assets measured at amortized cost	578.0	19.5	179.4	174.7	24.3	14.4	0.0	1.1	164.6
Financial assets measured at fair value through other comprehensive income – debt	6.3								6.3
Total maximum exposure to credit risk reflected on the balance sheet in scope of ECL	584.3	19.5	179.4	174.7	24.3	14.4	0.0	1.1	171.0
Guarantees[6]	18.1	1.0	3.0	0.1	1.7			2.5	9.8
Loan commitments[6]	27.5	0.2	1.9	1.3	5.8		0.2	0.2	18.0
Forward starting transactions, reverse repurchase and securities borrowing agreements	1.7		1.7						0.0
Committed unconditionally revocable credit lines	36.9	0.3	8.3	4.9	3.6			0.0	19.8
Total maximum exposure to credit risk not reflected on the balance sheet, in scope of ECL	84.2	1.5	14.9	6.3	11.0	0.0	0.2	2.8	47.6

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

1 Includes but is not limited to life insurance contracts, inventory, mortgage loans, gold and other commodities.    2 Loans and advances to banks include amounts held with third-party banks on behalf of clients. The credit risk associated with these balances may be borne by those clients.    3 Included within Cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. Some of these margin balances reflect amounts transferred on behalf of clients who retain the associated credit risk.    4 The amount shown in the “Netting” column represents the netting potential not recognized on the balance sheet. Refer to Note 25 for more information.    5 Collateral arrangements generally incorporate a range of collateral, including cash, securities, property and other collateral.    6 The amount shown in the “Guarantees” column largely relates to sub-participations. Refer to Note 34 for more information.

Note 23  Expected credit loss measurement (continued)

e) Financial assets subject to credit risk by rating category

The table below shows the credit quality and the maximum exposure to credit risk based on the UBS AG’s internal credit rating system and year-end stage classification. With the transition to IFRS 9, the credit risk rating reflects UBS AG’s assessment of the probability of default of individual counterparties, prior to substitutions. The amounts presented are gross of impairment allowances.

→   Refer to the “Risk management and control” section of this report for more details regarding UBS AG’s internal grading system

Financial assets subject to credit risk by rating category
USD million	31.12.19
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks	105,195	1,873	0	0	0	0	107,068	0	107,068
of which: stage 1	105,195	1,873	0	0	0	0	107,068	0	107,068
Loans and advances to banks	309	9,764	1,326	687	298	1	12,386	(6)	12,379
of which: stage 1	309	9,764	1,326	677	228	0	12,303	(4)	12,299
of which: stage 2	0	0	0	10	71	0	81	(1)	80
of which: stage 3	0	0	0	0	0	1	1	(1)	0
Receivables from securities financing transactions	21,089	16,889	14,366	28,815	3,088	0	84,246	(2)	84,245
of which: stage 1	21,089	16,889	14,366	28,815	3,088	0	84,246	(2)	84,245
Cash collateral receivables on derivative instruments	4,899	10,553	5,033	2,765	39	0	23,289	0	23,289
of which: stage 1	4,899	10,553	5,033	2,765	39	0	23,289	0	23,289
Loans and advances to customers	1,744	176,189	59,240	70,528	18,748	2,308	328,756	(764)	327,992
of which: stage 1	1,744	175,534	56,957	62,435	14,117	0	310,787	(82)	310,705
of which: stage 2	0	655	2,283	8,093	4,631	0	15,661	(123)	15,538
of which: stage 3	0	0	0	0	0	2,308	2,308	(559)	1,749
Other financial assets measured at amortized cost	13,030	1,592	390	7,158	312	672	23,154	(143)	23,012
of which: stage 1	13,030	1,581	381	6,747	280	0	22,019	(35)	21,985
of which: stage 2	0	11	9	412	32	0	463	(13)	451
of which: stage 3	0	0	0	0	0	672	672	(95)	576
Total financial assets measured at amortized cost	146,267	216,860	80,354	109,952	22,485	2,981	578,899	(915)	577,985
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments	5,854	450	0	41	0	0	6,345	0	6,345
Total on balance sheet financial instruments	152,120	217,309	80,354	109,994	22,485	2,981	585,245	(915)	584,329
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Consolidated financial statements
UBS AG consolidated financial statements

Note 23  Expected credit loss measurement (continued)

Off-balance sheet positions subject to expected credit loss by rating category
USD million	31.12.19
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total carrying amount (maximum exposure to credit risk)	ECL provision
Off-balance sheet financial instruments
Guarantees	857	4,932	6,060	5,450	761	82	18,142	(42)
of which: stage 1	857	4,931	6,048	5,218	704	0	17,757	(8)
of which: stage 2	0	1	12	233	57	0	304	(1)
of which: stage 3	0	0	0	0	0	82	82	(33)
Irrevocable loan commitments	2,548	10,068	4,862	5,859	4,160	50	27,547	(35)
of which: stage 1	2,548	10,068	4,862	5,722	3,878	0	27,078	(30)
of which: stage 2	0	0	0	137	282	0	419	(5)
of which: stage 3	0	0	0	0	0	50	50	0
Forward starting reverse repurchase and securities borrowing agreements	0	672	50	936	0	0	1,657	0
Total off balance sheet financial instruments	3,405	15,672	10,972	12,245	4,922	132	47,347	(77)
Other credit lines
Committed unconditionally revocable credit lines	632	14,346	6,231	7,169	8,554	46	36,979	(34)
of which: stage 1	632	14,309	6,120	6,789	7,889	0	35,740	(17)
of which: stage 2	0	37	111	380	665	0	1,193	(17)
of which: stage 3	0	0	0	0	0	46	46	0
Irrevocable committed prolongation of existing loans	25	1,399	870	633	359	4	3,289	(3)
of which: stage 1	25	1,399	870	633	359	0	3,285	(3)
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	4	4	0
Total other credit lines	657	15,745	7,101	7,801	8,913	50	40,268	(37)
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

Note 23  Expected credit loss measurement (continued)

f) Credit-impaired financial instruments at amortized cost

The credit risk in UBS AG’s portfolio is actively managed by taking collateral against exposures and by utilizing credit hedging. Collateral held against credit-impaired loan exposures (stage 3) mainly consisted of real estate and securities. It is UBS AG’s policy to dispose of foreclosed real estate as soon as practicable. The carrying amount of foreclosed property recorded in our balance sheet at the end of 2019 and 2018 amounted to USD 86 million and USD 60 million, respectively. The firm seeks to liquidate collateral held in the form of financial assets expeditiously and at prices considered fair. This may require us to purchase assets for our own account, where permitted by law, pending orderly liquidation. Financial assets that are credit-impaired and related collateral held in order to mitigate potential losses are shown in the table below.

USD million	31.12.19
	Gross carrying amount	Allowance for expected credit losses	Net carrying amount	Collateral / credit enhancements
Loans and advances to banks	1	(1)	0	0
Loans and advances to customers	2,308	(559)	1,749	1,698
of which: Private clients with mortgages	1,000	(41)	959	959
of which: Real estate financing	21	(4)	17	13
of which: Large corporate clients	192	(98)	94	77
of which: SME clients	791	(271)	521	461
of which: Lombard	116	(18)	98	89
Other financial assets measured at amortized cost	672	(95)	576	22
Total credit-impaired financial assets measured at amortized cost	2,981[1]	(655)[1]	2,326	1,720

Guarantees	82	(33)		10
of which: Large corporate clients	24	(9)		8
of which: SME clients	58	(23)		2
Loan commitments	50	0		12
Committed unconditionally revocable credit lines	46	0		5
Irrevocable committed prolongation of existing loans	4	0		0
Total off-balance sheet financial instruments and other credit lines	182[1]	(33)[1]		27

1 Under IFRS 9, adopted on 1 January 2018, an instrument is classified as credit-impaired if the counterparty is defaulted, and/or the instrument is purchased or originated credit-impaired and includes credit-impaired exposures for which no loss has occurred or no allowance has been recognized (e.g., because they are expected to be fully recoverable through the collateral held).

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

1 Under IFRS 9, adopted on 1 January 2018, an instrument is classified as credit-impaired if the counterparty is defaulted, and/or the instrument is purchased or originated credit-impaired and includes credit-impaired exposures for which no loss has occurred or no allowance has been recognized (e.g., because they are expected to be fully recoverable through the collateral held).

Consolidated financial statements
UBS AG consolidated financial statements

Note 23  Expected credit loss measurement (continued)

g) Sensitivity information

As outlined in Note 1a, ECL estimates involve significant uncertainties at the time they are made.

ECL model

The models applied to determine point in time probability of default (PD) and loss given default (LGD) rely on market and statistical data, which have been found to correlate well with historically observed defaults in sufficiently homogeneous segments. The risk sensitivities for each of the IFRS 9 reporting segments to such factors have been summarized in Note 10.

Emerging new systematic risk factors may not be sufficiently taken into account by existing models and may affect the responsiveness thereof to a changing environment. This risk is deemed to be immaterial and is monitored through regular model review processes. It is deemed to be of less importance in particular for the large books of mortgage loans, where risk drivers tend to be stable.

Statistically derived models, which perform well on a reasonably sized and homogeneous portfolio, may show weakness in smaller-sized sub-portfolios, for which other or differently weighted factors may be more relevant criteria. Where risk experts conclude that the output of a general model is not in line with what they would have expected for a specific portfolio segment, and that this would be material for ECL, the use of overlays would be recommended, based on management judgment.

ECL estimations for segments where the PD is homogeneous, but the credit exposure is not, may prove to be inaccurate – even though all parameters have been accurately predicted – as the actual amount of loss depends on the exposure of the position that defaulted. This observation is less relevant for retail-type portfolios with smaller individual exposures from mortgage loans or financing of small and medium-sized corporate clients (SME), but may become important for the large corporate client portfolios in the Investment Bank and Personal & Corporate Banking.

Forward-looking scenarios

Depending on the scenario selection and related macro-economic assumptions for the risk factors, the components of the relevant weighted average ECL change. This is particularly relevant for interest rates, which can take both directions under a given growth assumption (for example, low growth with high interest rates in a stagflation scenario, versus low growth and falling interest rates in a recession). Management will look for scenario narratives that reflect the key risk drivers of a credit portfolio.

As forecasting models are complex, due to the combination of multiple factors, simple what-if analyses involving a change of individual parameters do not necessarily provide realistic information on the exposure of segments to changes in the macroeconomy. Portfolio-specific analyses based on their key risk factors would also not be meaningful, as potential compensatory effects in other segments would be ignored. The table below indicates some sensitivities to ECLs if a key macroeconomic variable for the forecasting period is amended across all scenarios with all other factors remaining unchanged.

Potential effect on stage 1 and stage 2 positions from changing key parameters as at 31 December 2019

USD million	Baseline	Upside	Mild downside	Severe downside	Weighted average
Change in key parameters
Fixed income: 10-year government bonds (absolute change)
–1.00%	0.34	(0.52)	(25.25)	(0.21)	(7.69)
–0.25%	0.06	(0.31)	(7.72)	(0.11)	(2.31)
+0.25%	(0.02)	0.47	7.75	0.12	2.18
+1.00%	3.34	4.03	36.65	0.11	13.35
Unemployment rate (absolute change)
–1.00%	(6.72)	(4.79)	(26.41)	(54.97)	(18.02)
–0.25%	(2.00)	(1.45)	(7.79)	(16.20)	(5.43)
+0.25%	2.26	1.65	8.74	17.31	5.99
+1.00%	8.56	5.93	36.27	73.04	24.36
Real GDP growth (relative change)
–1.00%	2.50	2.42	2.42	1.01	2.19
+1.00%	(2.79)	(1.47)	(2.47)	(1.01)	(2.37)
House Price Index (relative change)
–5.00%	1.00	0.59	4.67	9.50	3.06
–1.00%	0.21	0.13	0.85	1.89	0.56
+1.00%	(0.16)	(0.09)	(0.90)	(2.16)	(0.54)
+5.00%	(0.25)	(0.42)	(4.66)	(8.51)	(2.52)

Note 23  Expected credit loss measurement (continued)

Sensitivities at the UBS AG level can be more meaningfully assessed in the context of coherent scenarios with consistently developed macroeconomic factors. The table on the previous page outlines favorable and unfavorable effects based on reasonably possible alternative changes to the economic conditions on ECL for stage 1 and stage 2 positions by disclosing for each scenario (see item b in this Note) and material portfolio the corresponding ECL output. The effect of applying scenarios is not linear across the portfolio, with a significant impact observed in the mortgage loan books, as the potential effect of rising interest rates manifests itself in the mild downside scenario, while high unemployment rates combined with a marked correction of house prices contribute to high expected losses in the severe downside scenario.

The forecasting horizon is limited to three years, with a model-based mean reversion of PD and LGD assumed thereafter. Changes to these timelines may have an effect on ECLs: depending on the cycle, a longer or shorter forecasting horizon will lead to different annualized lifetime PD and average LGD estimations. This is currently not deemed to be material for UBS AG, as a large proportion of loans, including mortgages in Switzerland, have maturities that are within the forecasting horizon.

Scenario weights

ECL is sensitive to changing scenario weights, in particular if narratives and parameters are selected that are not close to the baseline scenario, highlighting the non-linearity of credit losses.

As shown in the table on the bottom of this page, the ECL for stage 1 and stage 2 positions would have been USD 234 million (31 December 2018: USD 237 million) instead of USD 341 million (31 December 2018: USD 359 million) if ECL had been determined solely on the baseline scenario. The weighted average ECL therefore amounts to 149% (31 December 2018: 152%) of the baseline value.

Stage allocation and SICR

The determination of what constitutes a significant increase in credit risk (SICR) is based on management judgment as explained in Note 1a. Changing the SICR trigger will have a direct effect on ECLs, as more or fewer positions would be subject to lifetime ECLs under any scenario.

The relevance of the SICR trigger on overall ECL is demonstrated in the table below with the indication that the ECL for stage 1 and stage 2 positions would have been USD 713 million if all non-impaired positions across the portfolio had been measured for lifetime ECLs irrespective of their actual SICR status.

Maturity profile

The maturity profile of the assets is an important driver for changes in ECL due to transfers to stage 2. The current maturity profile of most lending books is relatively short; hence a movement to stage 2 may have a limited effect on ECLs. A significant portion of our lending to SMEs is documented under frame credit agreements, which allow for various forms of utilization but are unconditionally cancelable by UBS AG at any time. The relevant maturity for drawings under such agreements with a fixed maturity is the respective term, or a maximum of 12 months in stage 1. For unused credit lines and all drawings that have no fixed maturity (e.g., current accounts), UBS AG generally applies a 12-month maturity from the reporting date, given the credit review policies, which require either continuous monitoring of key indicators and behavioral patterns for smaller positions or an annual formal review for any other limit. The ECLs for these products is sensitive to shortening or extending the maturity assumption.

Potential effect on stage 1 and stage 2 positions from changing scenario weights or moving to a lifetime ECL calculation as at 31 December 2019

	Actual ECL allowances and provisions (as per Note 10)		Pro forma ECL allowances and provisions, assuming application of 100% weighting								Pro forma ECL allowances and provisions, assuming all positions being subject to lifetime ECL
Scenarios	Weighted average		Baseline		Upside		Mild downside		Severe downside		Weighted average
USD million, except where indicated	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline
Segmentation
Private clients with mortgages	73	248	32	100	27	84	107	336	179	562	191	646
Real estate financing	55	169	35	100	28	81	61	175	128	368	82	251
Large corporate clients	48	151	32	100	28	87	39	120	106	329	95	296
SME clients	51	112	45	100	42	93	55	121	67	147	93	205
Other segments	113	127	90	100	78	87	126	140	166	185	252	283
Total	341	149	234	100	203	87	387	166	646	276	713	312

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

g)   Level 3 instruments: sensitivity to changes in unobservable input assumptions

h)   Level 3 instruments: movements during the period

i)    Maximum exposure to credit risk for financial instruments measured at fair value

j)    Financial instruments not measured at fair value

a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market (or most advantageous market, in the absence of a principal market) as of the measurement date. In measuring fair value, UBS uses various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market data, if available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels in accordance with IFRS. The fair value hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 24   Fair value measurement (continued)

Fair values are determined using quoted prices in active markets for identical assets or liabilities, where available. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing data on an ongoing basis. Assets and liabilities that are quoted and traded in an active market are valued at the currently quoted price multiplied by the number of units of the instrument held.

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

Many cash instruments and over-the-counter (OTC) derivative contracts have bid and offer prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Offer prices represent the lowest price that a party is willing to accept for an asset. In general, long positions are measured at a bid price and short positions at an offer price, reflecting the prices at which the instruments could be transferred under normal market conditions. Offsetting positions in the same financial instrument are marked at the mid-price within the bid–offer spread.

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

Determination of fair values from quoted market prices or valuation techniques[1]
	31.12.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	113,635	12,248	1,812	127,695	88,455	14,096	1,962	104,513
of which:
Equity instruments	96,162	400	226	96,788	72,270	455	46	72,771
Government bills / bonds	9,630	1,770	64	11,464	9,554	1,607	0	11,161
Investment fund units	7,088	1,729	50	8,867	6,074	3,200	442	9,716
Corporate and municipal bonds	755	6,796	542	8,093	558	5,699	651	6,908
Loans	0	1,180	791	1,971	0	2,886	680	3,566
Asset-backed securities	0	372	140	512	0	248	144	392

Derivative financial instruments	356	120,224	1,264	121,843	753	124,035	1,424	126,212
of which:
Foreign exchange contracts	240	52,228	8	52,476	311	53,151	30	53,492
Interest rate contracts	6	42,288	263	42,558	0	36,658	418	37,076
Equity / index contracts	7	22,220	597	22,825	3	30,905	496	31,404
Credit derivative contracts	0	1,612	394	2,007	0	1,444	476	1,920
Commodity contracts	0	1,820	0	1,821	0	1,768	2	1,769

Brokerage receivables	0	18,007	0	18,007	0	16,840	0	16,840

Financial assets at fair value not held for trading	40,608	39,065	3,962	83,636	40,204	37,770	4,413	82,387
of which:
Financial assets for unit-linked investment contracts[2]	27,568	118	0	27,686	21,440	5	0	21,446
Corporate and municipal bonds	653	18,732	0	19,385	781	16,455	0	17,236
Government bills / bonds	12,089	3,700	0	15,790	17,687	4,806	0	22,493
Loans	0	10,206	1,231	11,438	0	6,380	1,752	8,132
Securities financing transactions	0	6,148	147	6,294	0	9,899	39	9,937
Auction rate securities	0	0	1,536	1,536	0	0	1,664	1,664
Investment fund units	194	140	98	432	173	125	109	407
Equity instruments	103	4	451	559	123	62	517	702
Other	0	16	499	515	0	38	331	369

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	1,906	4,439	0	6,345	2,319	4,347	0	6,667
of which:
Asset-backed securities	0	3,955	0	3,955	0	3,931	0	3,931
Government bills / bonds	1,859	16	0	1,875	2,171	69	0	2,239
Corporate and municipal bonds	47	468	0	515	149	348	0	497

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	4,597	0	0	4,597	4,298	0	0	4,298

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[3]	0	0	199	199	0	82	0	82

Total assets measured at fair value	161,102	193,983	7,237	362,322	136,029	197,170	7,800	340,999

Note 24   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.12.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	25,791	4,726	75	30,591	24,413	4,468	69	28,949
of which:
Equity instruments	22,526	149	59	22,734	21,313	537	42	21,892
Corporate and municipal bonds	40	3,606	16	3,661	126	3,377	27	3,530
Government bills / bonds	2,820	646	0	3,466	2,423	416	0	2,839
Investment fund units	404	294	0	698	551	137	0	689

Derivative financial instruments	385	118,498	1,996	120,880	580	122,933	2,210	125,723
of which:
Foreign exchange contracts	248	53,705	60	54,013	322	52,964	86	53,372
Interest rate contracts	7	36,434	130	36,571	7	32,511	226	32,743
Equity / index contracts	3	24,171	1,293	25,468	1	33,669	1,371	35,041
Credit derivative contracts	0	2,448	512	2,960	0	2,203	519	2,722
Commodity contracts	0	1,707	0	1,707	0	1,487	0	1,487

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	37,233	0	37,233	0	38,420	0	38,420

Debt issued designated at fair value	0	56,943	9,649	66,592	0	46,074	10,957	57,031

Other financial liabilities designated at fair value	0	35,119	1,039	36,157	0	32,569	1,025	33,594
of which:
Financial liabilities related to unit-linked investment contracts	0	28,145	0	28,145	0	21,679	0	21,679
Securities financing transactions	0	5,742	0	5,742	0	9,461	0	9,461
Over-the-counter debt instruments	0	1,231	791	2,022	0	1,427	1,023	2,450

Total liabilities measured at fair value	26,176	252,518	12,759	291,452	24,992	244,465	14,260	283,717

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Fair value hierarchy information for Financial assets for unit-linked investment contracts in the comparative period has been restated, resulting in an increase in Level 1 assets of USD 4,746 million as of 31 December 2018, with a corresponding decrease in Level 2 assets.    3 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

Consolidated financial statements
UBS AG consolidated financial statements

Note 24  Fair value measurement (continued)

Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from active market sources. This includes certain less liquid debt and equity instruments, certain exchange-traded derivatives and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these cash flows using a discount rate or discount margin that reflects the credit and/or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a present value. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by using industry standard cash flow projection models. The discount factors within the calculation are generated using industry standard yield curve modeling techniques and models.

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

For more complex instruments, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation. Refer to Note 24f for more information. The discount curves used by UBS incorporate the funding and credit characteristics of the instruments to which they are applied.

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

Fair value hierarchy: government bills and bonds are generally traded in active markets with prices that can be obtained directly from these markets, resulting in classification as Level 1, while the remaining positions are classified as Level 2 and Level 3.

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

Valuation: investment fund units are predominantly exchange-traded, with readily available quoted prices in liquid markets. Where market prices are not available, fair value may be measured using net asset values (NAVs), taking into account any restrictions imposed upon redemption.

Fair value hierarchy: listed units are classified as Level 1, provided there is sufficient trading activity to justify active-market classification, while other positions are classified as Level 2. Positions for which NAVs are not available or that are not redeemable at the measurement date or shortly thereafter are classified as Level 3.

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

Auction rate securities

Product description: auction rate securities (ARS) are debt or preferred equity securities that have interest rates that are reset through a periodic auction and, in the event of a failed auction, to a maximum rate as defined by each deal’s prospectus. ARS are generally structured as bonds with long-term maturities (20–30 years) or preferred shares (issued by closed-end funds).

Valuation: ARS are valued using market prices that reflect recent transactions after applying an adjustment for trade size or quoted dealer prices, where available.

Fair value hierarchy: suitably deep and liquid pricing information is generally not available for ARS. As a result, these securities are classified as Level 3.

Equity instruments

Product description: equity instruments include stocks and shares, private equity positions and units held in hedge funds.

Valuation: listed equity instruments are generally valued using prices obtained directly from the market. Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are revalued when reliable evidence of price movement becomes available or when the position is deemed to be impaired. Fair value for units held in hedge funds is measured based on their published NAVs, taking into account any restrictions imposed upon redemption.

Fair value hierarchy: the majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in Level 1 classification. Units held in hedge funds are classified as Level 2, except for positions for which published NAVs are not available or that are not redeemable at the measurement date or shortly thereafter, in which case such positions are classified as Level 3.

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

Fair value hierarchy: collateral funding curves for these instruments are generally observable and, as a result, these positions are classified as Level 2. Where the collateral terms are non-standard, the funding curve may be considered unobservable and these positions are classified as Level 3.

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

Valuation: the risk management and the valuation approaches for these instruments are closely aligned with the equivalent derivatives business and the underlying risk, and the valuation techniques used for this component are the same as the relevant valuation techniques described below. For example, equity-linked notes should be referenced to equity / index contracts and credit-linked notes should be referenced to credit derivative contracts.

Fair value hierarchy: observability is closely aligned with the equivalent derivatives business and the underlying risk.

→   Refer to Notes 19 and 22 for information about debt issued designated at fair value and other financial liabilities designated at fair value

→   Refer to Note 24d for more information about own credit adjustments related to financial liabilities designated at fair value

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

Credit derivative contracts

Product description: a credit derivative is a financial instrument that transfers credit risk related to a single underlying entity, a portfolio of underlying entities or a pool of securitized referenced assets. Credit derivative products include credit default swaps (CDSs) on single names, indices and securitized products, plus first to default swaps and certain total return swaps.

Valuation: credit derivative contracts are valued using industry standard models based primarily on market credit spreads, upfront pricing points and implied recovery rates. Where a derivative credit spread is not directly available, it may be derived from the price of the reference cash bond. Asset-backed credit derivatives are valued using a valuation technique similar to that of the underlying security with an adjustment to reflect the funding differences between cash and synthetic form. Inputs include prepayment rates, default rates, loss severity, discount margin / rate.

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

→   Refer to Note 11 for more information about derivative instruments

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

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

The table on the next page summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Note 24  Fair value measurement (continued)

Deferred day-1 profit or loss reserves
USD million	2019	2018	2017
Reserve balance at the beginning of the year	255	338	365
Profit / (loss) deferred on new transactions	171	341	247
(Profit) / loss recognized in the income statement	(278)	(417)	(279)
Foreign currency translation	(2)	(6)	6
Reserve balance at the end of the year	146	255	338

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS’s liabilities that are fully collateralized or for other obligations for which it is established market practice not to include an own credit component.

Changes in the fair value of financial liabilities designated at fair value through profit or loss related to own credit are recognized in Other comprehensive income directly within Retained earnings.  As UBS does not hedge changes in own credit arising on financial liabilities designated at fair value, presenting own credit within Other comprehensive income does not create or increase an accounting mismatch in the income statement. The unrealized and any realized own credit recognized in Other comprehensive income will not be reclassified to the income statement in future periods.

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

→   Refer to Note 19 for more information about debt issued designated at fair value

Own credit adjustments on financial liabilities designated at fair value
	For the year ended
	Included in Other comprehensive income
USD million	31.12.19	31.12.18	31.12.17
Recognized during the year:
Realized gain / (loss)	8	(3)	22
Unrealized gain / (loss)	(408)	519	(337)
Total gain / (loss), before tax	(400)	517	(315)

	As of
USD million	31.12.19	31.12.18	31.12.17
Recognized on the balance sheet as of the end of the year:
Unrealized life-to-date gain / (loss)	(88)	320	(200)

Consolidated financial statements
UBS AG consolidated financial statements

Note 24   Fair value measurement (continued)

Credit valuation adjustments

In order to measure the fair value of OTC derivative instruments, including funded derivative instruments that are classified as Financial assets at fair value not held for trading, credit valuation adjustments (CVAs) are necessary to reflect the credit risk of the counterparty inherent in these instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. A CVA is determined for each counterparty, considering all exposures to that counterparty, and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses, funding spreads and other contractual factors.

Funding valuation adjustments

Funding valuation adjustments (FVAs) reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables and are calculated as the valuation effect from moving the discounting of the uncollateralized derivative cash flows from LIBOR to OCA using the CVA framework, including the probability of counterparty default. An FVA is also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

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

Other valuation adjustments

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long- and short-component risks. A liquidity valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid–offer spreads used in the calculation of this valuation adjustment are obtained from market transactions and other relevant sources and are updated periodically.

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that UBS estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, UBS considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of data from market transactions, consensus pricing services and other relevant sources.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	31.12.19	31.12.18
Credit valuation adjustments[1]	(48)	(90)
Funding valuation adjustments	(50)	(85)
Debit valuation adjustments	1	1
Other valuation adjustments	(566)	(716)
of which: liquidity	(300)	(388)
of which: model uncertainty	(266)	(327)
1 Amounts do not include reserves against defaulted counterparties.

e) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1 during 2019  were not material. Assets and liabilities transferred from Level 1 to Level 2 during 2019  were also not material.

Note 24   Fair value measurement (continued)

f) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in a given valuation technique that are considered unobservable and a range of values for those unobservable inputs. Several inputs disclosed in prior periods are not disclosed in the table below because they are not considered significant to the respective valuation technique as of 31 December 2019.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of UBS’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by UBS. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges of unobservable inputs may differ across other financial institutions, reflecting the diversity of the products in each firm’s inventory.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.12.19			31.12.18
USD billion	31.12.19	31.12.18	31.12.19	31.12.18			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.5	0.7	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	143	101	0	134	89	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.4	2.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	101	99	0	100	99	points
					Discounted expected cash flows	Credit spread	225	530		301	513		basis points
					Market comparable and securitization model	Discount margin	0	14	2	1	14	2%
Auction rate securities	1.5	1.7			Relative value to market comparable	Bond price equivalent	79	98	88	79	99	89	points
Investment fund units[3]	0.1	0.6	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.7	0.6	0.1	0.0	Relative value to market comparable	Price
Debt issued designated at fair value[4]			9.6	11.0
Other financial liabilities designated at fair value[4]			1.0	1.0
Derivative financial instruments
Interest rate contracts	0.3	0.4	0.1	0.2	Option model	Volatility of interest rates	15	63		50	81		basis points
Credit derivative contracts	0.4	0.5	0.5	0.5	Discounted expected cash flows	Credit spreads	1	700		4	545		basis points
						Bond price equivalent	0	100		3	99		points
Equity / index contracts	0.6	0.5	1.3	1.4	Option model	Equity dividend yields	0	14		0	12%
						Volatility of equity stocks, equity and other indices	4	105		4	93%
						Equity-to-FX correlation	(45)	71		(39)	67%
						Equity-to-equity correlation	(17)	98		(50)	97%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value and Other financial liabilities designated at fair value, which are primarily comprised of over-the-counter debt instruments, are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

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

For credit derivatives, the bond price range represents the range of prices used for reference instruments, which are typically converted to an equivalent yield or credit spread as part of the valuation process.

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

Note 24  Fair value measurement (continued)

Volatility

Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument, for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active-market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew,” which represents the effect of pricing options of different option strikes at different implied volatility levels.

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

Correlation

Correlation measures the interrelationship between the movements of two variables. It is expressed as a percentage between –100% and +100%, where +100% represents perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction) and –100% implies that the variables are inversely correlated (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value depends on the specific terms of the instruments being valued, reflecting the range of different payoff features within such instruments.

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

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity data is estimated using a number of techniques, including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related Level 3 hedge. The main interdependencies between sensitivities of different Level 3 products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. Aggregation without allowing for diversification involves the simple summation of individual results with the total sensitivity, therefore representing the effect of all unobservable inputs that, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in the valuation. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. UBS believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.12.19		31.12.18
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	46	(21)	99	(44)
Securities financing transactions	11	(11)	17	(11)
Auction rate securities	87	(87)	81	(81)
Asset-backed securities	35	(40)	27	(23)
Equity instruments	140	(80)	155	(94)
Interest rate derivative contracts, net	8	(17)	8	(39)
Credit derivative contracts, net	31	(35)	33	(37)
Foreign exchange derivative contracts, net	12	(8)	10	(5)
Equity / index derivative contracts, net	183	(197)	213	(225)
Other	47	(51)	19	(19)
Total	600	(547)	661	(578)

Note 24  Fair value measurement (continued)

h) Level 3 instruments: movements during the period

The table on the following pages presents additional information about material Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Upon adoption of IFRS 9 on 1 January 2018, certain financial assets and liabilities were newly classified at fair value through profit or loss and were designated as Level 3 in the fair value hierarchy. Certain assets were also reclassified from Financial assets measured at fair value through other comprehensive income to Financial assets at fair value not held for trading.

Assets transferred into and out of Level 3 totaled USD 1.1 billion and USD 1.9 billion, respectively. Transfers into Level 3 mainly consisted of loans, investment fund units and equity / index contracts, reflecting decreased observability of the relevant valuation inputs. Transfers out of Level 3 mainly consisted of loans, reflecting increased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 totaled USD 1.4 billion and USD 3.4 billion, respectively. Transfers into and out of Level 3 mainly consisted of debt issued designated at fair value, primarily equity-linked issued debt instruments, due to decreased or increased observability, respectively, of the embedded derivative inputs.

Consolidated financial statements
UBS AG consolidated financial statements

Note 24  Fair value measurement (continued)

Movements of Level 3 instruments
				Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2017	Reclassifi-cations and remeasure- ments upon adoption of IFRS 9	Balance as of 1 January 2018	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation

Financial assets at fair value held for trading	2.0	0.4	2.4	(0.2)	(0.2)	2.1	(7.1)	4.2	0.0	0.7	(0.2)	0.0
of which:
Investment fund units	0.6		0.6	(0.1)	(0.1)	0.2	(0.3)	0.0	0.0	0.1	(0.1)	0.0
Corporate and municipal bonds	0.6		0.6	0.0	0.0	0.6	(0.9)	0.0	0.0	0.5	0.0	0.0
Loans	0.5	0.4	0.9	0.1	0.0	0.9	(5.6)	4.2	0.0	0.1	0.0	0.0
Other	0.4		0.4	(0.1)	(0.1)	0.4	(0.4)	0.0	0.0	0.0	0.0	0.0

Derivative financial instruments – assets	1.6		1.6	0.0	0.0	0.0	0.0	1.0	(1.5)	0.5	(0.1)	0.0
of which:
Interest rate contracts	0.1		0.1	0.1	0.1	0.0	0.0	0.0	(0.1)	0.3	0.0	0.0
Equity / index contracts	0.7		0.7	0.0	0.0	0.0	0.0	0.8	(1.0)	0.1	(0.1)	0.0
Credit derivative contracts	0.6		0.6	0.0	0.0	0.0	0.0	0.3	(0.4)	0.0	0.0	0.0
Other	0.2		0.2	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	1.5	3.0	4.4	0.0	0.0	1.7	(1.9)	0.0	0.0	0.1	(0.1)	0.1
of which:
Loans	0.8	0.6	1.4	(0.2)	(0.2)	1.5	(1.0)	0.0	0.0	0.1	0.0	0.0
Auction rate securities		1.9	1.9	0.1	0.1	0.0	(0.4)	0.0	0.0	0.0	0.0	0.1
Equity instruments		0.4	0.4	0.1	0.1	0.2	(0.2)	0.0	0.0	0.0	0.0	0.0
Other	0.7	0.1	0.8	0.0	0.0	0.0	(0.4)	0.0	0.0	0.0	(0.1)	0.0

Financial assets measured at fair value through other comprehensive income	0.5	(0.5)

Derivative financial instruments – liabilities	2.9	0.0	2.9	(0.3)	(0.2)	0.0	0.0	1.3	(1.5)	0.3	(0.5)	0.0
of which:
Equity / index contracts	2.0		2.0	(0.3)	(0.2)	0.0	0.0	1.2	(1.2)	0.3	(0.5)	0.0
Credit derivative contracts	0.6		0.6	0.0	0.0	0.0	0.0	0.1	(0.2)	0.1	0.0	0.0
Other	0.3	0.0	0.3	0.0	0.1	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0

Debt issued designated at fair value	11.2		11.2	0.5	0.0	0.0	0.0	5.8	(4.3)	2.2	(4.3)	(0.2)

Other financial liabilities designated at fair value	2.0		2.0	0.0	0.0	0.0	0.0	1.1	(2.0)	0.0	0.0	0.0

1 Net gains / losses included in comprehensive income are comprised of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 31 December 2019 were USD 7.2 billion (31 December 2018: USD 7.8 billion). Total Level 3 liabilities as of 31 December 2019 were USD 12.8 billion (31 December 2018: USD 14.3 billion).

Note 24  Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2018[2]	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 December 2019[2]

2.0	(0.2)	0.0	1.2	(5.7)	4.4	0.0	0.6	(0.4)	0.0	1.8

0.4	0.0	0.0	0.0	(0.4)	0.0	0.0	0.2	(0.2)	0.0	0.0
0.7	0.0	0.0	0.6	(0.6)	0.0	0.0	0.1	(0.2)	0.0	0.5
0.7	(0.1)	0.0	0.2	(4.4)	4.4	0.0	0.1	0.0	0.0	0.8
0.2	0.0	(0.1)	0.3	(0.3)	0.0	0.0	0.2	0.0	0.0	0.4

1.4	(0.3)	0.0	0.0	0.0	1.0	(0.8)	0.2	(0.3)	0.0	1.3

0.4	(0.1)	0.0	0.0	0.0	0.1	0.0	0.0	(0.2)	0.0	0.3
0.5	(0.1)	0.1	0.0	0.0	0.6	(0.5)	0.1	(0.1)	0.0	0.6
0.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.2)	0.1	(0.1)	0.0	0.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

4.4	0.0	0.0	1.2	(0.8)	0.0	0.0	0.3	(1.2)	0.0	4.0

1.8	0.0	0.0	0.7	(0.2)	0.0	0.0	0.3	(1.2)	0.0	1.2
1.7	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	1.5
0.5	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.5
0.5	0.0	0.0	0.5	(0.2)	0.0	0.0	0.0	0.0	0.0	0.7

2.2	0.0	0.0	0.0	0.0	0.8	(1.0)	0.3	(0.3)	0.0	2.0

1.4	0.3	0.2	0.0	0.0	0.6	(0.9)	0.2	(0.2)	0.0	1.3
0.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.1	(0.1)	0.0	0.5
0.3	(0.1)	0.0	0.0	0.0	0.1	0.0	0.0	(0.1)	0.0	0.2

11.0	1.1	0.7	0.0	0.0	6.9	(7.3)	1.0	(3.1)	0.0	9.6

1.0	0.2	0.1	0.0	0.0	0.6	(0.8)	0.1	0.0	0.0	1.0

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

Maximum exposure to credit risk
	31.12.19
	Maximum exposure to credit risk	Collateral				Credit enhancements			Exposure to credit risk after collateral and credit enhancements
USD billion		Cash collateral received	Collateral- ized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at fair value on the balance sheet
Financial assets at fair value held for trading – debt instruments[2,3]	22.0								22.0
Derivative financial instruments[4]	121.8		3.3			107.4			11.1
Brokerage receivables	18.0	0.0	17.8						0.2
Financial assets at fair value not held for trading – debt instruments[5]	55.0	0.1	16.3		0.1				38.6
Total financial assets measured at fair value	216.8	0.1	37.4	0.0	0.1	107.4	0.0	0.0	71.9
Guarantees[6]	1.0							0.3	0.7
Loan commitments[6]	6.3				3.0		0.1	0.9	2.3
Forward starting transactions, reverse repurchase and securities borrowing agreements	20.3		20.3						0.0
Total maximum exposure to credit risk not reflected on the balance sheet	27.6	0.0	20.3	0.0	3.0	0.0	0.1	1.2	3.0

	31.12.18
	Maximum exposure to credit risk	Collateral				Credit enhancements			Exposure to credit risk after collateral and credit enhancements
USD billion		Cash collateral received	Collateral- ized by securities	Secured by real estate	Other collateral[1]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at fair value on the balance sheet
Financial assets at fair value held for trading – debt instruments[2,3]	22.0								22.0
Derivative financial instruments[4]	126.2		4.1			110.8			11.4
Brokerage receivables	16.8	0.0	16.5						0.3
Financial assets at fair value not held for trading – debt instruments[5]	59.8		16.7		0.1				43.1
Total financial assets measured at fair value	224.9	0.0	37.3	0.0	0.1	110.8	0.0	0.0	76.7
Guarantees[6]	1.6							0.2	1.4
Loan commitments[6]	3.5				2.4		0.2	0.1	0.7
Forward starting transactions, reverse repurchase and securities borrowing agreements	8.1		8.1						0.0
Total maximum exposure to credit risk not reflected on the balance sheet	13.3	0.0	8.1	0.0	2.4	0.0	0.2	0.4	2.1

1  Includes but is not limited to life insurance contracts, inventory, mortgage loans, gold and other commodities.    2 These positions are generally managed under the market risk framework. For the purpose of this disclosure, collateral and credit enhancements were not considered.    3 Does not include investment fund units.    4 The amount shown in the “Netting” column represents the netting potential not recognized on the balance sheet. Refer to Note 25 for more information.    5 Financial assets at fair value not held for trading collateralized by securities consisted of structured loans and reverse repurchase and securities borrowing agreements.    6 The amount shown in the “Guarantees” column largely relates to sub-participations. Refer to Note 34 for more information.

Note 24  Fair value measurement (continued)

j) Financial instruments not measured at fair value

The table below provides the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value[1]
	31.12.19						31.12.18
	Carrying amount	Fair value					Carrying amount	Fair value
USD billion	Total	Carrying amount approximates fair value[2]	Level 1	Level 2	Level 3	Total	Total	Carrying amount approximates fair value[2]	Level 1	Level 2	Level 3	Total
Assets[3]
Cash and balances at central banks	107.1	107.0	0.1	0.0	0.0	107.1	108.4	108.3	0.1	0.0	0.0	108.4
Loans and advances to banks	12.4	11.7	0.0	0.5	0.2	12.4	16.6	16.0	0.0	0.6	0.0	16.6
Receivables from securities financing transactions	84.2	74.0	0.0	8.6	1.6	84.2	95.3	85.0	0.0	6.9	3.4	95.4
Cash collateral receivables on derivative instruments	23.3	23.3	0.0	0.0	0.0	23.3	23.6	23.6	0.0	0.0	0.0	23.6
Loans and advances to customers	328.0	152.5	0.0	25.7	152.2	330.3	321.5	153.8	0.0	18.6	149.5	322.0
Other financial assets measured at amortized cost	23.0	5.8	8.4	6.4	2.8	23.3	22.6	5.9	8.4	4.8	3.3	22.5
Liabilities
Amounts due to banks	6.6	5.6	0.0	0.9	0.0	6.6	11.0	8.8	0.0	1.9	0.2	11.0
Payables from securities financing transactions	7.8	7.5	0.0	0.3	0.0	7.8	10.3	10.0	0.0	0.3	0.0	10.3
Cash collateral payables on derivative instruments	31.4	31.4	0.0	0.0	0.0	31.4	28.9	28.9	0.0	0.0	0.0	28.9
Customer deposits	450.6	440.5	0.0	10.2	0.0	450.7	422.0	410.6	0.0	11.3	0.1	422.0
Funding from UBS Group AG and its subsidiaries	47.9	0.0	0.0	49.6	0.0	49.6	41.2	0.0	0.0	41.7	0.0	41.7
Debt issued measured at amortized cost	62.8	8.7	0.0	55.5	0.0	64.3	91.2	9.9	0.0	82.1	1.4	93.5
Other financial liabilities measured at amortized cost[4]	6.5	6.5	0.0	0.0	0.0	6.5	7.6	7.6	0.0	0.0	0.1	7.6

1 In line with IFRS 7 Financial Instruments: Disclosures, effective 2019, UBS no longer discloses a fair value hierarchy level for financial instruments where the carrying amount approximates fair value. Prior periods have been restated for this change.    2 Includes certain financial instruments where the carrying amount is a reasonable approximation of the fair value due to the instruments’ short-term nature (instruments that are receivable or payable on demand, or with a remaining maturity (excluding the effects of callable features) of three months or less).    3 As of 31 December 2019, USD 0 billion of Loans and advances to banks, USD 1 billion of Receivables from securities financing transactions, USD 140 billion of Loans and advances to customers and USD 16 billion of Other financial assets measured at amortized cost are expected to be recovered or settled after 12 months. As of 31 December 2018, USD 0 billion of Loans and advances to banks, USD 1 billion of Receivables from securities financing transactions, USD 139 billion of Loans and advances to customers and USD 15 billion of Other financial assets measured at amortized cost were expected to be recovered or settled after 12 months.    4 Excludes lease liabilities.

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

Consolidated financial statements
UBS AG consolidated financial statements

Note 25  Offsetting financial assets and financial liabilities

UBS AG enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending, over-the-counter derivatives and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set off liabilities against available assets received in the ordinary course of business and/or in the event that the counterparties to the transaction are unable to fulfill their contractual obligations. The right of setoff is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of UBS AG that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement, as well as other out-of-scope items. Furthermore, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

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
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrangements[4]	Total assets
As of 31.12.19, USD billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Receivables from securities financing transactions	83.2	(14.0)	69.2	(1.2)	(68.0)	0.0	15.0	15.0	84.2
Derivative financial instruments	120.2	(3.4)	116.8	(89.3)	(21.4)	6.1	5.0	11.1	121.8
Cash collateral receivables on derivative instruments[1]	26.4	(4.0)	22.4	(13.3)	(1.1)	8.0	0.9	8.9	23.3
Financial assets at fair value not held for trading	83.1	(77.5)	5.6	0.0	(5.6)	0.0	78.0	78.0	83.6
of which: reverse repurchase agreements	83.0	(77.5)	5.4	0.0	(5.4)	0.0	0.9	0.9	6.3
Total assets	313.0	(98.9)	214.0	(103.8)	(96.1)	14.1	99.0	113.1	313.0
As of 31.12.18, USD billion
Receivables from securities financing transactions	88.5	(13.0)	75.5	(4.4)	(71.2)	0.0	19.8	19.8	95.3
Derivative financial instruments	124.3	(4.3)	120.0	(90.8)	(24.0)	5.2	6.2	11.4	126.2
Cash collateral receivables on derivative instruments[1]	24.6	(2.3)	22.3	(13.5)	(1.0)	7.8	1.3	9.1	23.6
Financial assets at fair value not held for trading	85.4	(77.5)	7.8	(1.4)	(6.4)	0.0	74.6	74.6	82.4
of which: reverse repurchase agreements	85.3	(77.5)	7.8	(1.4)	(6.4)	0.0	2.1	2.1	9.9
Total assets	322.9	(97.2)	225.7	(110.0)	(102.6)	13.0	101.9	114.9	327.6

1 The net amount of Cash collateral receivables on derivative instruments recognized on the balance sheet includes certain OTC derivatives that are net settled on a daily basis either legally or in substance under IAS 32 principles and exchange-traded derivatives that are economically settled on a daily basis.    2 The logic of the table results in amounts presented in the “Netting with gross liabilities” column corresponding directly to the amounts presented in the “Netting with gross assets” column in the liabilities table presented on the following page. Netting in this column for reverse repurchase agreements presented within the lines “Receivables from securities financing transactions” and “Financial assets at fair value not held for trading” taken together corresponds to the amounts presented for repurchase agreements in the “Payables from securities financing transactions” and “Other financial liabilities designated at fair value” lines in the liabilities table presented on the following page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes assets not subject to enforceable netting arrangements and other out-of-scope items.

Note 25  Offsetting financial assets and financial liabilities (continued)

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities of UBS AG that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Furthermore, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrangements[4]	Total liabilities
As of 31.12.19, USD billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Payables from securities financing transactions	19.8	(14.0)	5.8	(0.8)	(5.0)	0.0	2.0	2.0	7.8
Derivative financial instruments	118.1	(3.4)	114.8	(89.3)	(16.8)	8.6	6.1	14.8	120.9
Cash collateral payables on derivative instruments[1]	34.2	(4.0)	30.1	(16.5)	(1.7)	12.0	1.3	13.3	31.4
Other financial liabilities designated at fair value	83.5	(77.6)	5.9	(0.4)	(5.6)	0.0	30.2	30.2	36.2
of which: repurchase agreements	83.1	(77.6)	5.5	(0.4)	(5.2)	0.0	0.2	0.2	5.7
Total liabilities	255.6	(98.9)	156.6	(107.0)	(29.0)	20.6	39.6	60.2	196.2

As of 31.12.18, USD billion
Payables from securities financing transactions	20.6	(12.4)	8.3	(3.6)	(4.7)	0.0	2.0	2.0	10.3
Derivative financial instruments	124.1	(4.3)	119.8	(90.8)	(20.9)	8.1	5.9	14.0	125.7
Cash collateral payables on derivative instruments[1]	29.0	(2.3)	26.7	(14.2)	(1.2)	11.3	2.2	13.5	28.9
Other financial liabilities designated at fair value	86.6	(78.2)	8.4	(2.1)	(5.9)	0.4	25.2	25.6	33.6
of which: repurchase agreements	86.1	(78.2)	7.9	(2.1)	(5.9)	0.0	1.6	1.6	9.5
Total liabilities	260.4	(97.2)	163.2	(110.7)	(32.6)	19.8	35.4	55.2	198.5

1 The net amount of Cash collateral payables on derivative instruments recognized on the balance sheet includes certain exchange-traded derivatives that are net settled on a daily basis either legally or in substance under IAS 32 principles and exchange-traded derivatives that are economically settled on a daily basis.    2 The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding to the amounts presented in the “Netting with gross liabilities” column in the assets table presented on the previous page. Netting in this column for repurchase agreements presented within the lines “Payables from securities financing transactions” and “Other financial liabilities designated at fair value” taken together corresponds to the amounts presented for reverse repurchase agreements in the “Receivables from securities financing transactions” and “Financial assets at fair value not held for trading” lines in the assets table presented on the previous page.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral presented have been capped so as not to exceed the net amount of financial liabilities presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.    4 Includes liabilities not subject to enforceable netting arrangements and other out-of-scope items.

Consolidated financial statements
UBS AG consolidated financial statements

Note 26  Restricted and transferred financial assets

This Note provides information about restricted financial assets (Note 26a), transfers of financial assets (Note 26b and 26c) and financial assets that are received as collateral with the right to resell or repledge these assets (Note 26d).

a) Restricted financial assets

Restricted financial assets consist of assets pledged as collateral against an existing liability or contingent liability and other assets that are otherwise explicitly restricted such that they cannot be used to secure funding.

Financial assets are mainly pledged as collateral in securities lending transactions, in repurchase transactions, against loans from Swiss mortgage institutions and in connection with the issuance of covered bonds. The UBS AG generally enters into repurchase and securities lending arrangements under standard market agreements. For securities lending, the cash received as collateral may be more or less than the fair value of the securities loaned, depending on the nature of the transaction. For repurchase agreements, the fair value of the collateral sold under an agreement to repurchase is generally in excess of the cash borrowed. Pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances of USD 11,206 million as of 31 December 2019 (31 December 2018: USD 12,516 million).

Other restricted financial assets include assets protected under client asset segregation rules, assets held by the UBS AG’s insurance entities to back related liabilities to the policy holders, assets held in certain jurisdictions to comply with explicit minimum local asset maintenance requirements and assets held in consolidated bankruptcy remote entities, such as certain investment funds and other structured entities. The carrying amount of the liabilities associated with these other restricted financial assets is generally equal to the carrying amount of the assets, with the exception of assets held to comply with local asset maintenance requirements, for which the associated liabilities are greater.

Restricted financial assets
USD million	31.12.19	31.12.18
Financial assets pledged as collateral
Financial assets at fair value held for trading	56,548	43,292
of which: assets pledged as collateral that may be sold or repledged by counterparties	41,285	32,121
Loans and advances to customers[1]	18,399	18,804
Financial assets at fair value not held for trading	188	0
Debt securities classified as Other financial assets measured at amortized cost	1,212	0
of which: assets pledged as collateral that may be sold or repledged by counterparties	1,212	0
Total financial assets pledged as collateral[2]	76,347	62,096

Other restricted financial assets
Loans and advances to banks	2,353	5,140
Financial assets at fair value held for trading	242	1,054
Cash collateral receivables on derivative instruments	2,986	3,205
Loans and advances to customers	620	935
Financial assets at fair value not held for trading	29,368	23,212
Financial assets measured at fair value through other comprehensive income	176	171
Other	382	203
Total other restricted financial assets	36,126	33,920
Total financial assets pledged and other restricted financial assets	112,474	96,016

1 All related to mortgage loans that serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately USD 6.3 billion for 31 December 2019 (31 December 2018: approximately USD 3.2 billion) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.    2 Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2019: USD 0.6 billion; 31 December 2018: USD 0.3 billion).

In addition to restrictions on financial assets, UBS AG and its subsidiaries are, in certain cases, subject to regulatory requirements that affect the transfer of dividends and capital within UBS AG, as well as intercompany lending. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis, such as the Federal Reserve Board’s Comprehensive Capital Analysis and Review (CCAR) process, which may limit the relevant subsidiaries’ ability to make distributions of capital based on the results of those tests.

Note 26  Restricted and transferred financial assets (continued)

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries.

Non-regulated subsidiaries are generally not subject to such requirements and transfer restrictions. However, restrictions can also be the result of different legal, regulatory, contractual, entity- or country-specific arrangements and/or requirements.

→   Refer to “Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups” in the “Significant regulated subsidiary and sub-group information” section of this report for financial information about significant regulated subsidiaries of UBS AG

b) Transferred financial assets that are not derecognized in their entirety

The table below presents information for financial assets that have been transferred but are subject to continued recognition in full, as well as recognized liabilities associated with those transferred assets.

Transferred financial assets subject to continued recognition in full
USD million	31.12.19		31.12.18
	Carrying amount of transferred assets	Carrying amount of associated liabilities recognized on balance sheet	Carrying amount of transferred assets	Carrying amount of associated liabilities recognized on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties	41,285	16,671	32,121	4,674
relating to securities lending and repurchase agreements in exchange for cash received	16,945	16,671	4,726	4,674
relating to securities lending agreements in exchange for securities received	24,082	0	26,234	0
relating to other financial asset transfers	258	0	1,161	0
Financial assets at fair value not held for trading that may be sold or repledged by counterparties	188	187	0	0
Total financial assets transferred	41,473	16,858	32,121	4,674

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

→   Refer to Note 1a item 3e for more information about repurchase and securities lending agreements

As of 31 December 2019, approximately 40% of the transferred financial assets were assets held for trading transferred in exchange for cash, in which case the associated recognized liability represents the amount to be repaid to counterparties. For securities lending and repurchase agreements, a haircut between 0% and 15% is generally applied to the transferred assets, which results in associated liabilities having a carrying amount below the carrying amount of the transferred assets. The counterparties to the associated liabilities presented in the table above have full recourse to UBS AG.

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

Other financial asset transfers primarily include securities transferred to collateralize derivative transactions, for which the carrying amount of associated liabilities is not provided in the table above because those replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between the specific collateral pledged and the associated liability.

Transferred financial assets that are not subject to derecognition in full, but remain on the balance sheet to the extent of UBS AG’s continuing involvement, were not material as of 31 December 2019 and as of 31 December 2018.

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

As of 31 December 2019, the majority of the retained continuing involvement related to securitization positions held as financial assets at fair value held for trading, primarily collateralized debt obligations, US commercial mortgage-backed securities and residential mortgage-backed securities. The fair value and carrying amount of UBS AG’s continuing involvement related to these purchased and retained interests was USD 351 million as of 31 December 2019, and UBS AG recognized gains of USD 0 million in 2019 related to these positions. As of 31 December 2019, life-to-date losses of USD 1,198 million were recorded related to the positions held as of 31 December 2019.

As of 31 December 2018, the fair value and carrying amount of UBS AG’s continuing involvement related to purchased and retained interests in securitization vehicles was USD 6 million, and UBS AG recognized gains of USD 3 million in 2018 related to these positions. As of 31 December 2018, life-to-date losses of USD 1,198 million were recorded related to the positions held as of 31 December 2018.

The maximum exposure to loss related to purchased and retained interests in securitization structures was USD 8 million as of 31 December 2019, compared with USD 10 million as of 31 December 2018.

Undiscounted cash outflows of USD 3 million may be payable to the transferee in future periods as a consequence of holding the purchased and retained interests. The earliest period in which payment may be required is less than one month.

d) Off-balance sheet assets received

The table below presents assets received from third parties that can be sold or repledged and that are not recognized on the balance sheet, but that are held as collateral, including amounts that have been sold or repledged.

Off-balance sheet assets received
USD million	31.12.19	31.12.18
Fair value of assets received that can be sold or repledged	475,726	483,688
received as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative and other transactions[1]	466,045	473,302
received in unsecured borrowings	9,681	10,385
Thereof sold or repledged[2]	351,327	356,752
in connection with financing activities	306,212	315,402
to satisfy commitments under short sale transactions	30,591	28,949
in connection with derivative and other transactions[1]	14,524	12,400

1 Includes securities received as initial margin from its clients that UBS AG is required to remit to central counterparties, brokers and deposit banks through its exchange-traded derivative clearing and execution services.    2 Does not include off-balance sheet securities (31 December 2019: USD 19.6 billion; 31 December 2018: USD 24.5 billion) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.

Note 27  Maturity analysis of financial liabilities

The contractual maturities for non-derivative and non-trading financial liabilities as of 31 December 2019 are based on the earliest date on which UBS could be contractually required to pay. The total amounts that contractually mature in each time band are also shown for 31 December 2018. Derivative positions and trading liabilities, predominantly made up of short sale transactions, are assigned to the column Due within 1 month, as this provides a conservative reflection of the nature of these trading activities. The contractual maturities may extend over significantly longer periods.

Maturity analysis of financial liabilities
	31.12.19
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total

Financial liabilities recognized on balance sheet[1]
Amounts due to banks	5.4	0.3	0.4	0.5	0.0	6.6
Payables from securities financing transactions	7.4	0.1	0.3		0.0	7.8
Cash collateral payables on derivative instruments	31.4					31.4
Customer deposits	423.9	16.5	7.3	3.5	0.0	451.2
Funding from UBS Group AG and its subsidiaries[2]	0.0	0.2	2.3	29.0	24.6	56.2
Debt issued measured at amortized cost[2]	4.3	4.7	27.8	20.7	9.0	66.5
Other financial liabilities measured at amortized cost	5.2	0.1	0.5	1.9	2.0	9.6
of which: lease liabilities	0.1	0.1	0.5	1.9	2.0	4.5
Total financial liabilities measured at amortized cost	477.6	22.0	38.5	55.6	35.6	629.3
Financial liabilities at fair value held for trading[3,4]	30.6					30.6
Derivative financial instruments[3]	120.9					120.9
Brokerage payables designated at fair value	37.2					37.2
Debt issued designated at fair value[5]	21.3	17.4	9.5	12.7	7.1	68.0
Other financial liabilities designated at fair value	34.0	0.4	0.5	0.4	0.9	36.1
Total financial liabilities measured at fair value through profit or loss	244.0	17.8	9.9	13.1	8.0	292.9
Total	721.6	39.9	48.4	68.7	43.6	922.2

Guarantees, commitments and forward starting transactions[6]
Loan commitments[7]	33.1	0.5	0.3	0.0		33.9
Guarantees[7]	19.1					19.1
Forward starting transactions
Reverse repurchase agreements[7]	21.9		0.0			21.9
Securities borrowing agreements						0.0
Total	74.1	0.5	0.3	0.0	0.0	74.9

Consolidated financial statements
UBS AG consolidated financial statements

Note 27  Maturity analysis of financial liabilities (continued)

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

1 Except for financial liabilities at fair value held for trading and derivative financial instruments (see footnote 3), the amounts presented generally represent undiscounted cash flows of future interest and principal payments.    2 The time bucket Due after 5 years includes perpetual loss-absorbing additional tier 1 capital instruments.    3 Carrying amount is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out. Refer to Note 28 for undiscounted cash flows of derivatives designated in hedge accounting relationships.    4 Contractual maturities of financial liabilities at fair value held for trading are: USD 30 billion due within 1 month (2018: USD 28.3 billion), USD 0.6 billion due between 1 month and 1 year (2018: USD 0.6 billion) and USD 0 billion due between 1 and 5 years (2018: USD 0 billion).    5 Future interest payments on variable-rate liabilities are determined by reference to the applicable interest rate prevailing as of the reporting date. Future principal payments that are variable are determined by reference to the conditions existing at the reporting date.    6 Comprises the maximum irrevocable amount of guarantees, commitments and forward starting transactions.    7 Loan commitments measured at fair value of USD 6.3 billion (2018: USD 3.5 billion), guarantees measured at fair value of USD 1.0 billion (2018: USD 1.6 billion) and forward starting reverse repurchase agreements measured at fair value of USD 20.3 billion (2018: USD 8.1 billion) are under the time bucket Due within 1 month.

Note 28  Hedge accounting

Derivatives transacted for hedging purposes

UBS AG enters into derivative transactions for the purpose of hedging risks inherent in assets, liabilities and forecast transactions. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.

Derivative transactions that qualify and are designated as hedges for accounting purposes are described under the corresponding risk category headings in this Note (interest rate risk hedge accounting and structural foreign exchange risk hedge accounting). In addition, UBS AG designates certain non-derivative financial assets and liabilities as hedging instruments in structural foreign exchange risk hedge accounting, as described under the corresponding risk category headings of this Note.

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

Hedging instruments and hedged items
USD million	31.12.19	31.12.18
Hedging instruments: interest rate swaps
Nominal amount	65,257	63,816
Carrying amount
Derivative financial assets	33	27
Derivative financial liabilities		1
Hedged items: debt issued measured at amortized cost
Carrying amount	26,120	28,139
of which: accumulated amount of fair value hedge adjustment	574	282
Hedged items: funding from UBS Group AG and its subsidiaries
Carrying amount	41,258	35,647
of which: accumulated amount of fair value hedge adjustment	525	(580)

Hedge ineffectiveness
	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Changes in fair value of hedging instruments	1,427	(341)	(16)
Changes in fair value of hedged items	(1,408)	329	(4)
Net gains / (losses) related to hedge ineffectiveness recognized in Other net income from financial instruments measured at fair value through profit or loss	19	(11)	(20)

Profile of the timing of the nominal amount of the hedging instrument
	31.12.19
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps		3	9	40	14	65

	31.12.18
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps			4	43	17	64

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

Hedging instruments and hedged items
USD million	31.12.19	31.12.18
Hedging instruments: interest rate swaps
Nominal amount	4,493	10,318
Carrying amount
Derivative financial assets		0
Derivative financial liabilities	14	31
Hedged items: loans and advances to customers
Carrying amount	4,494	10,299
of which: accumulated amount of fair value hedge adjustment on the portfolio that was subject to hedge accounting[1]	117	200
of which: accumulated amount of fair value hedge adjustment, subject to amortization attributable to the portion of the portfolio that ceased to be part of hedge accounting[1]	172	89
1 Amounts presented within Other financial assets measured at amortized cost and Other financial liabilities measured at amortized cost.

Hedge ineffectiveness
	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Changes in fair value of hedging instruments[1]	(38)	(22)	(10)
Changes in fair value of hedged items[1]	32	16	3
Net gains / (losses) related to hedge ineffectiveness recognized in Other net income from financial instruments measured at fair value through profit or loss	(6)	(6)	(7)
1 For the year ended 31 December 2017, the amounts included offsetting accrued interest, which had no effect on net gains / (losses) related to hedge ineffectiveness.

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

UBS AG of forecast cash flows and interest rate swaps are designated in cash flow hedge relationships. The notional of the designated hedging instrument matches the notional of the hedged item for newly transacted swaps. For swaps that are re-designated, the ratio of the designation is determined based on the swap sensitivity.

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

Hedging instruments
USD million	31.12.19	31.12.18
Hedging instruments: interest rate swaps
Nominal amount	69,443	70,149
Carrying amount
Derivative financial assets	16	24
Derivative financial liabilities		1

Hedge ineffectiveness
	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Changes in fair value of hedging instruments[1]	1,639	97
Changes in fair value of hedged items[1]	(1,571)	(73)
Effective portion of changes in fair value of hedging instruments recognized as Other comprehensive income	1,571	(42)	45
Ineffectiveness recognized as Other net income from financial instruments measured at fair value through profit or loss	68	25	8
1 This Note addresses the requirement of IFRS 7 effective from 1 January 2018, for which data is provided prospectively.

Other comprehensive income recognized directly in equity related to cash flow hedges
USD million	2019	2018	2017
Balance at the beginning of the year	109	360	955
Effective portion of changes in fair value of hedging instruments recognized in OCI	1,571	(42)	45
Amount reclassified to Net interest income when the hedged item affected profit / (loss), for the year ended 31 December	(175)	(294)	(843)
of which: reclassified to interest income on amortized-cost instruments[1]	(175)	(293)
of which: reclassified to interest income on FVTPL instruments[1]	0	(1)
Translation effects recognized directly in retained earnings	9	18	39
Income tax related to cash flow hedges	(253)	67	163
Balance at the end of the year	1,260	109	360
of which: related to hedging relationships for which hedge accounting continues to be applied[1,2]	1,596	74
of which: related to hedging relationships for which hedge accounting is no longer applied[1,2]	(43)	73
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

Based on UBS AG’s risk management strategy, the hedges are adjusted on at least a monthly basis to reflect the changes in the hedged position.

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

The effective portion of gains and losses of these FX swaps, i.e., the spot element, is transferred directly to OCI to offset foreign currency translation (FCT) gains and losses on the net investments in foreign branches and subsidiaries. As such, these FX swaps hedge the structural FX exposure, resulting in the accumulation of FCT movements at the level of individual foreign branches and subsidiaries, which make up the total FCT OCI of UBS AG.

When UBS AG designates as hedging instruments certain non-derivative foreign currency financial assets and liabilities of foreign branches or subsidiaries, the FX translation difference recorded in FCT OCI of the non-derivative hedging instrument of one foreign entity offsets the structural FX exposure of another foreign entity. Therefore, the aggregated FCT OCI of UBS AG is unchanged from this hedge designation.

Due to the fact that only the spot element of hedging instruments is designated in hedging relationships, ineffectiveness is unlikely unless the hedged net assets fall below the designated hedged amount. The exceptions are hedges where the hedging currency is not the same as the currency of the foreign operation, where the currency basis may cause ineffectiveness.

Hedging instruments
USD million	31.12.19	31.12.18
Hedging instruments: derivative financial instruments
Nominal amount	11,875	11,432
Carrying amount
Derivative financial assets	9	56
Derivative financial liabilities	170	45

Hedging instruments: non-derivative foreign currency assets and liabilities
Nominal amount	217	229
Carrying amount
Receivables from securities financing transactions	109	115
Payables from securities financing transactions	109	115

Hedge ineffectiveness
	For the year ended
USD million	31.12.19	31.12.18
Changes in fair value of hedging instruments	(153)	199
Changes in fair value of hedged items	144	(199)
Effective portion of changes in fair value of hedging instruments recognized in Foreign currency translation OCI	(144)	181
Ineffectiveness recognized as Other net income from financial instruments measured at fair value through profit or loss	(8)	18

Consolidated financial statements
UBS AG consolidated financial statements

Note 28   Hedge accounting (continued)

Foreign currency translation reserve
USD million	31.12.19	31.12.18	31.12.17
Foreign currency translation reserve	4,032	3,940	4,455
of which: effective portion of changes in fair value of hedging instruments related to investment in subsidiaries [1]	634	770
of which: for which hedge accounting continues to be applied[1]	377	515
of which: for which hedge accounting is no longer applied[1]	257	255
Effective portion of changes in fair value of hedging instruments reclassified to Other income upon disposal of investment for the year ended[1]	(14)	2
1 This Note addresses the requirement of IFRS 7 effective from 1 January 2018, for which data is provided prospectively.

Undiscounted cash flows

The table below provides undiscounted cash flow information for derivative instruments designated in hedge accounting relationships.

Derivatives designated in hedge accounting relationships (undiscounted cash flows)
	2019
USD billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps[1]
FX swaps / forwards
Cash inflows		6	5	0			11
Cash outflows		6	5	0			11
Net cash flows		0	0	0			0

	2018
USD billion	On demand	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps[1]
FX swaps / forwards
Cash inflows		9	2				11
Cash outflows		9	2				11
Net cash flows		0	0				0

1 Undiscounted cash inflows and cash outflows of interest rate swaps were not material as the majority of interest rate swaps designated in hedge accounting relationships are legally settled on a daily basis.

Interest rate benchmark reform

As of 1 October 2019, UBS AG early adopted the amendments to IAS 39 and IFRS 7 related to interest rate benchmark reform published by the IASB in September 2019.

The significant interest rate benchmarks to which UBS AG’s hedging relationships are exposed are stated in the “Interest rate risk hedge accounting” section of this Note.

UBS AG established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of the transition to alternative reference rates (ARRs).

As all fair value hedges are directly affected by the interest rate benchmark reform, the relief is applied to all of the disclosed fair value hedges in this Note.

Hedges of net investments in foreign operations are not affected by the amendments.

UBS AG also applies the amendments to those cash flow hedge relationships where the hedged risk is LIBOR. The following table provides details on the nominal amount and carrying amount of the hedging instruments in those hedging relationships.

Cash flow hedges of forecast transactions referencing LIBOR
USD million	31.12.19
Hedging instruments: interest rate swaps
Nominal amount	16,462
Carrying amount
Derivative financial assets	0
Derivative financial liabilities	0

Note 29  Pension and other post-employment benefit plans

The table below provides a breakdown of expenses related to pension and other post-employment benefit plans recognized in the income statement within Personnel expenses.

Income statement – expenses related to pension and other post-employment benefit plans
USD million	31.12.19	31.12.18	31.12.17
Net periodic expenses for defined benefit plans	291	140	365
of which: related to major pension plans[1]	271	141	354
of which: Swiss plan[2]	248	108	307
of which: UK plan	3	11	15
of which: US and German plans	21	22	31
of which: related to post-employment medical insurance plans[3]	2	(11)	3
of which: related to remaining plans and other expenses[4]	17	10	8
Expenses for defined contribution plans[5]	278	223	236
of which: UK plans	34	35	65
of which: US plan	173	127	110
of which: remaining plans	71	61	61
Total pension and other post-employment benefit plan expenses[6]	569	363	601

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

The table below provides a breakdown of amounts recognized in Other comprehensive income for defined benefit plans.

Other comprehensive income – gains / (losses) on defined benefit plans
USD million	31.12.19	31.12.18	31.12.17
Major pension plans[1]	(128)	(79)	276
of which: Swiss plan	(15)	(201)	(56)
of which: UK plan	(78)	130	304
of which: US and German plans	(35)	(8)	28
Post-employment medical insurance plans[2]	(3)	7	1
Remaining plans	1	3	31
Gains / (losses) recognized in other comprehensive income, before tax	(129)	(70)	308
Tax (expense) / benefit relating to defined benefit plans recognized in other comprehensive income	(41)	245	6
Gains / (losses) recognized in other comprehensive income, net of tax[3]	(170)	175	314
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

As of 31 December 2019 and 31 December 2018, the Swiss pension plan was in a surplus situation. However, a surplus is only recognized on the balance sheet to the extent that it does not exceed the estimated future economic benefit. Since the estimated future economic benefit was zero as of 31 December 2019 and 31 December 2018, no net defined benefit pension asset was recognized on the balance sheet.

The table below provides a breakdown of the assets and liabilities recognized on the balance sheet within Other non-financial assets and Other non-financial liabilities related to defined benefit plans.

Balance sheet – net defined benefit pension and post-employment asset
USD million	31.12.19	31.12.18
Major pension plans[1]	9	0
of which: Swiss plan	0	0
of which: UK plan	4	0
of which: US and German plans	5	0
Total net defined benefit pension and post-employment asset[2]	9	0
1 Refer to Note 29a for more information. 2 Refer to Note 17.

Balance sheet – net defined benefit pension and post-employment liability
USD million	31.12.19	31.12.18
Major pension plans[1]	527	671
of which: Swiss plan	0	0
of which: UK plan	0	160
of which: US and German plans[2]	527	511
Post-employment medical insurance plans[3]	62	62
Remaining plans	40	40
Total net defined benefit pension and post-employment liability[4]	629	773

1 Refer to Note 29a for more information.    2 Of the total liability recognized as of 31 December 2019, USD 111 million related to US plans and USD 416 million related to German plans (31 December 2018: USD 137 million and USD 374 million, respectively).    3 Refer to Note 29b for more information.    4 Refer to Note 22.

Note 29  Pension and other post-employment benefit plans (continued)

a) Defined benefit pension plans

UBS AG has established defined benefit pension plans for its employees in various jurisdictions in accordance with local regulations and practices. The major plans are located in Switzerland, the UK, the US and Germany. The plans’ benefits include retirement, disability and survivor benefits. The level of benefits provided depends on the specific plan rules and the level of employee compensation.

The overall investment policy and strategy for UBS AG’s defined benefit pension plans is guided by the objective of achieving an investment return that, together with contributions, is intended to ensure that there will be sufficient assets to pay pension benefits as they fall due, while also mitigating various risks. For the plans with assets, i.e., funded plans, the investment strategies are managed under local laws and regulations in each jurisdiction. The asset allocation is determined by the governance body with reference to the current and expected economic and market conditions and in consideration of specific asset class risk in the risk profile. Within this framework, UBS AG ensures that the fiduciaries consider how the asset investment strategy correlates with the maturity profile of the plan liabilities and the respective potential effect on the funded status of the plans, including potential short-term liquidity requirements.

The defined benefit obligations (DBOs) for all of UBS AG’s defined benefit pension plans are directly affected by changes in yields of high-quality corporate bonds quoted in an active market in the currency of the respective pension plan, as the applicable discount rate used to determine the DBO is based on these yields. For the funded plans, the pension assets are invested in a diversified portfolio of financial assets, including real estate, bonds, investment funds and cash, across geographic regions, to achieve a balance of risk and return. Under IFRS, volatility arises in each pension plan’s net asset / liability position because the fair value of the plan’s financial assets is not fully correlated to movements in the value of the plan’s DBO. Specific asset-liability matching strategies for each pension plan are independently determined by the responsible governance body. The net asset / liability volatility for each plan is dependent on the specific financial assets chosen by each plan’s governance body. For certain pension plans, a liability-driven investment approach is applied to a portion of the plan assets to reduce potential volatility. UBS AG’s general principle is to ensure that the plans are adequately funded on the basis of actuarial valuations. Local pension regulations are the primary drivers for determining when contributions are required.

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

Contributions to the pension plan are paid by both the employer and the employees. The Swiss pension plan allows employees to choose the level of contributions paid by them. Employee contributions are calculated as a percentage of the contributory salary and are deducted monthly. The percentages deducted from salary depend on age and choice of contribution category and vary between 2.5% and 13.5% of contributory base salary and between 0% and 9% of contributory variable compensation. Depending on the age of the employee, UBS AG pays a contribution that ranges between 6.5% and 27.5% of contributory base salary and between 2.8% and 9% of contributory variable compensation. UBS AG also pays risk contributions that are used to finance benefits paid out in the event of death and disability.

The plan benefits include retirement, disability and survivor benefits. The pension plan offers to members at the normal retirement age of 65 a choice between a lifetime pension with or without full restitution and a partial or full lump sum payment. Participants can choose to continue employment and correspondingly remain active members in the pension plan until the age of 70 at the latest or draw early retirement benefits starting from the age of 58. Employees have the opportunity to make additional purchases of benefits to fund early retirement benefits (Plan 58+).

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

The Swiss pension plan is governed by a Pension Foundation Board. The responsibilities of this board are defined by Swiss pension law and by the plan rules. An actuarial valuation under Swiss pension law is performed regularly. According to Swiss pension law, a temporary limited underfunding is permitted. However, should an underfunded situation occur, the Pension Foundation Board is required to take the necessary measures such that full funding can be expected to be restored within a maximum period of 10 years. If a Swiss pension plan were to become significantly underfunded on a Swiss pension law basis, additional employer and employee contributions could be required. In this situation, the risk is shared between employer and employees, and the employer is not legally obliged to cover more than 50% of the additional contributions required. As of 31 December 2019, the Swiss pension plan had a technical funding ratio under Swiss pension law of 127.1% (31 December 2018: 124.2%).

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

As of 31 December 2019, the Swiss pension plan was in a surplus situation on an IFRS measurement basis, as the fair value of plan assets exceeded the DBO by USD 2,099 million (31 December 2018: surplus of USD 1,998 million). However, a surplus is only recognized on the balance sheet to the extent that it does not exceed the estimated future economic benefit, which equals the difference between the present value of the estimated future service cost and the present value of the estimated future employer contributions. The maximum future economic benefit is highly variable based on changes in the discount rate. As of both 31 December 2019 and 31 December 2018, the estimated future economic benefit was zero and hence no net defined benefit asset was recognized on the balance sheet. As of 31 December 2019, the difference between the pension plan surplus and the estimated future economic benefit, i.e., the asset ceiling effect, was USD 2,099 million (31 December 2018: USD 1,998 million).

In the fourth quarter of 2019, UBS AG established an enhanced methodology for measuring the estimated future economic benefits available under the Swiss pension plan, which limits the amount of any surplus recognized in accordance with IFRS, i.e., the asset ceiling calculation. Under the revised approach, which will come into effect in the first quarter of 2020, future service cost is measured individually for each future year, considering the individually applicable discount rate. In addition, an enhanced discount curve methodology will be adopted, utilizing the FINMA-published ultimate forward rate, which represents the average long-term historical real rate plus expected inflation over the long-dated periods where discount rates are unobservable. Application of this approach is expected to reduce the sensitivity in the quarterly asset ceiling calculation to short-term interest rates, resulting in lower variability in the calculation and accordingly the resulting recognition / derecognition of the Swiss pension plan surplus in Other comprehensive income. No changes have been made to the methodology for measuring the defined benefit obligation.

Changes to the Swiss pension plan

As a result of the effects of continuing low and in some cases negative interest rates, diminished investment return expectations and increasing life expectancy, the pension fund of UBS AG in Switzerland and UBS AG agreed to measures that have taken effect from the start of 2019 to support the long-term financial stability of the Swiss pension fund. As a result, the conversion rate was lowered, the regular retirement age was increased from 64 to 65, employee contributions were increased from a range of 1% and 13.5% of the contributory base salary to a range of 2.5% and 13.5% of the contributory base salary, and savings contributions start from age 20 instead of the previous starting age of 25. Pensions already in payment on 1 January 2019 were not affected by these measures.

To mitigate the effects of the reduction of the conversion rate on future pensions, UBS AG will make a payment to employees’ retirement assets in the Swiss pension fund of up to USD 455 million in three installments in 2020, 2021 and 2022.

In accordance with IFRS, these measures led to a reduction in the pension obligation recognized by UBS AG, resulting in a pre-tax gain of USD 132 million in 2018. In addition, 2018 service costs were lower by USD 34 million due to the decrease in benefits. These effects were recognized as a reduction in Personnel expenses within the income statement across the business divisions and Corporate Center, with a corresponding effect in Other comprehensive income, as the Swiss pension plan was in a surplus situation that could not be recognized due to the IFRS asset ceiling restriction. If the Swiss pension plan remains in an asset ceiling position, the three payments in 2020, 2021 and 2022, adjusted for expected forfeitures, are expected to reduce total equity by USD 391 million, with no effect on the income statement.

The first installment and the regular employer contributions expected to be made to the Swiss pension plan in 2020 are estimated to be USD 143 million and USD 278 million, respectively.

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

The governance responsibility for the UK plan lies jointly with the Pension Trustee Board, which is required under local pension laws, and UBS AG. The employer contributions to the pension fund reflect agreed-upon deficit funding contributions, which are determined on the basis of the most recent actuarial valuation using assumptions agreed by the Pension Trustee Board and UBS AG. In the event of underfunding, UBS AG and the Pension Trustee Board must agree on a deficit recovery plan within statutory deadlines. In 2019, UBS AG made deficit funding contributions of USD 242 million to the UK plan. In 2018, UBS AG did not make any deficit funding contributions.

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

As of 31 December 2019, the UK plan was in a surplus situation on an IFRS measurement basis as the fair value of plan assets exceeded the DBO by USD 4 million (31 December 2018: deficit of USD 160 million).

Total contributions expected to be made to the UK defined benefit pension plan in 2020 are estimated at USD 13 million, subject to regular funding reviews during the year.

In addition, UBS AG and the Pension Trustee Board have entered into an arrangement whereby a collateral pool was established to provide security for the pension fund. The value of the collateral pool as of 31 December 2019 was USD 364 million and includes corporate bonds and government-related debt instruments. The Pension Trustee Board and UBS AG may agree adjustments to the collateral pool in the future. The arrangement provides the Pension Trustee Board dedicated access to a pool of assets in the event of UBS AG’s insolvency or not paying a required deficit funding contribution.

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

As required under local state pension laws, both plans have fiduciaries who, together with UBS AG, are responsible for the governance of the plans. UBS AG regularly reviews the contribution strategy for these plans, considering local statutory funding rules and the cost of any premiums that must be paid to the Pension Benefit Guaranty Corporation for having an underfunded plan. In 2019, the contributions made by UBS AG were USD 29 million (2018: USD 42 million).

The plan assets for both plans are invested in a diversified portfolio of financial assets. Each pension plan’s fiduciaries are responsible for the investment decisions with respect to the plan assets. Both US plans apply a liability-driven investment approach to support the volatility management in the net asset / liability position. Derivative instruments may be employed to manage volatility.

The employer contributions expected to be made to the US defined benefit pension plans in 2020 are estimated at USD 9 million.

German pension plans

There are two different defined benefit pension plans in Germany, and both are contribution-based plans. No plan assets are set aside to fund these plans, and benefits are paid directly by UBS AG. The normal retirement age for the participants in the German plans is 65. Within the larger of the two plans, each participant accrues a percentage of salary in a pension account. The accumulated account balance of the plan participant is credited on an annual basis with guaranteed interest at a rate of 5%. In the other plan, amounts are accrued annually based on employee elections related to variable compensation. For this plan, the accumulated account balance is credited on an annual basis with a guaranteed interest rate of 6% for amounts accrued before 2010, of 4% for amounts accrued from 2010 to 2017 and of 0.9% for amounts accrued after 2017. Both plans are regulated under German pension law, under which the responsibility to pay pension benefits when they are due rests entirely with UBS AG. For these plans, a portion of the pension payments is directly increased in line with price inflation.

The benefits expected to be paid by UBS AG to the participants of the German plans in 2020 are estimated at USD 10 million.

Financial information by plan

The tables on the following pages provide an analysis of the movement in the net asset / liability recognized on the balance sheet for defined benefit pension plans, as well as an analysis of amounts recognized in net profit and in Other comprehensive income.

Note 29  Pension and other post-employment benefit plans (continued)

Defined benefit pension plans
USD million	Swiss plan		UK plan		US and German plans		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Defined benefit obligation at the beginning of the year	13,774	14,398	3,192	3,744	1,679	1,816	18,645	19,957
Current service cost	243	251	0	0	6	7	249	258
Interest expense	122	93	92	93	59	55	273	241
Plan participant contributions	149	137	0	0	0	0	149	137
Remeasurements	(61)	(263)	361	(266)	185	(69)	485	(598)
of which: actuarial (gains) / losses due to changes in demographic assumptions	(125)	0	(26)	(18)	3	(5)	(148)	(23)
of which: actuarial (gains) / losses due to changes in financial assumptions	1,006	(391)	421	(257)	179	(69)	1,605	(716)
of which: experience (gains) / losses[1,2]	(942)	128	(34)	8	4	5	(972)	142
Past service cost related to plan amendments	0	(132)	0	4	0	0	0	(128)
Curtailments	0	(17)	0	0	0	0	0	(17)
Benefit payments	(624)	(586)	(135)	(202)	(102)	(112)	(860)	(900)
Foreign currency translation	206	(108)	144	(181)	(8)	(18)	342	(307)
Defined benefit obligation at the end of the year	13,809	13,774	3,654	3,192	1,820	1,679	19,283	18,645
of which: amounts owed to active members	7,073	6,380	164	146	235	226	7,472	6,751
of which: amounts owed to deferred members	0	0	1,559	1,434	675	606	2,233	2,040
of which: amounts owed to retirees	6,735	7,394	1,931	1,612	911	847	9,577	9,854
Fair value of plan assets at the beginning of the year	15,772	16,388	3,032	3,469	1,168	1,265	19,972	21,122
Return on plan assets excluding amounts included in interest income[2]	(30)	(434)	284	(136)	150	(77)	403	(647)
Interest income	142	109	89	86	47	44	278	238
Employer contributions	271	308	242	0	38	51	550	360
Plan participant contributions	149	137	0	0	0	0	149	137
Benefit payments	(624)	(586)	(135)	(202)	(102)	(112)	(860)	(900)
Administration expenses, taxes and premiums paid	(7)	(7)	0	0	(2)	(3)	(9)	(10)
Foreign currency translation	235	(144)	146	(185)	0	0	381	(328)
Fair value of plan assets at the end of the year	15,908	15,772	3,658	3,032	1,299	1,168	20,864	19,972
Asset ceiling effect at the beginning of the year	1,998	1,990	0	0	0	0	1,998	1,990
Interest expense on asset ceiling effect	18	14	0	0	0	0	18	14
Asset ceiling effect excluding interest expense and foreign currency translation on asset ceiling effect	46	30	0	0	0	0	46	30
Foreign currency translation	36	(36)	0	0	0	0	36	(36)
Asset ceiling effect at the end of the year	2,099	1,998	0	0	0	0	2,099	1,998
Net defined benefit asset / (liability)	0	0	4	(160)	(521)	(511)	(518)	(671)

Movement in the net asset / (liability) recognized on the balance sheet
Net asset / (liability) recognized on the balance sheet at the beginning of the year	0	0	(160)	(275)	(511)	(550)	(671)	(825)
Net periodic expenses recognized in net profit	(248)	(108)	(3)	(11)	(21)	(22)	(271)	(141)
Gains / (losses) recognized in other comprehensive income	(15)	(201)	(78)	130	(35)	(8)	(128)	(79)
Employer contributions	271	308	242	0	38	51	550	360
Foreign currency translation	(8)	0	2	(4)	8	18	2	14
Net asset / (liability) recognized on the balance sheet at the end of the year	0	0	4	(160)	(521)	(511)	(518)	(671)

Funded and unfunded plans
Defined benefit obligation from funded plans	13,809	13,774	3,654	3,192	1,319	1,219	18,782	18,184
Defined benefit obligation from unfunded plans	0	0	0	0	501	460	501	460
Plan assets	15,908	15,772	3,658	3,032	1,299	1,168	20,864	19,972
Surplus / (deficit)	2,099	1,998	4	(160)	(521)	(511)	1,582	1,327
Asset ceiling effect	2,099	1,998	0	0	0	0	2,099	1,998
Net defined benefit asset / (liability)	0	0	4	(160)	(521)	(511)	(518)	(671)

1 Experience (gains) / losses are a component of actuarial remeasurements of the defined benefit obligation that reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.    2 Includes the effect from employees transferring between UBS AG and UBS Business Solutions during the period.

Consolidated financial statements
UBS AG consolidated financial statements

Note 29  Pension and other post-employment benefit plans (continued)

Analysis of amounts recognized in net profit
USD million	Swiss plan		UK plan		US and German plans		Total
For the year ended	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Current service cost	243	251	0	0	6	7	249	258
Interest expense related to defined benefit obligation	122	93	92	93	59	55	273	241
Interest income related to plan assets	(142)	(109)	(89)	(86)	(47)	(44)	(278)	(238)
Interest expense on asset ceiling effect	18	14	0	0	0	0	18	14
Administration expenses, taxes and premiums paid	7	7	0	0	2	3	9	10
Past service cost related to plan amendments	0	(132)	0	4	0	0	0	(128)
Curtailments	0	(17)	0	0	0	0	0	(17)
Net periodic expenses recognized in net profit	248	108	3	11	21	22	271	141

Analysis of amounts recognized in other comprehensive income (OCI)
USD million	Swiss plan		UK plan		US and German plans		Total
For the year ended	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Remeasurement of defined benefit obligation	61	263	(361)	266	(185)	69	(485)	598
Return on plan assets excluding amounts included in interest income	(30)	(434)	284	(136)	150	(77)	403	(647)
Asset ceiling effect excluding interest expense and foreign currency translation on asset ceiling effect	(46)	(30)	0	0	0	0	(46)	(30)
Total gains / (losses) recognized in other comprehensive income, before tax	(15)	(201)	(78)	130	(35)	(8)	(128)	(79)

The table below provides information about the duration of the DBO and the timing for expected benefit payments.

	Swiss plan		UK plan		US and German plans[1]
	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Duration of the defined benefit obligation (in years)	15.2	14.5	20.2	19.5	10.1	9.8
Maturity analysis of benefits expected to be paid
USD million
Benefits expected to be paid within 12 months	687	704	93	82	121	108
Benefits expected to be paid between 1 and 3 years	1,383	1,439	209	187	228	216
Benefits expected to be paid between 3 and 6 years	2,048	2,170	384	345	346	336
Benefits expected to be paid between 6 and 11 years	3,232	3,446	748	701	548	566
Benefits expected to be paid between 11 and 16 years	2,899	3,140	807	770	455	494
Benefits expected to be paid in more than 16 years	9,136	10,253	3,913	3,927	721	798
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

Swiss pension plan

In 2019, a net gain of USD 61 million was recognized in Other comprehensive income (OCI) related to the remeasurement of the DBO. This was primarily due to experience gains of USD 942 million, reflecting differences between the previous actuarial assumptions and what actually occurred, USD 149 million resulting from a decrease in the expected rate of interest credit on retirement savings, USD 65 million due to an update in the disability assumption and USD 60 million due to an update in the turnover assumption. This effect was partly offset by a market-driven decrease in the discount rate, which resulted in an OCI loss of USD 1,156 million.

In 2018, a net gain of USD 263 million was recognized in OCI related to the remeasurement of the DBO. This was primarily due to a market-driven increase in the discount rate, which resulted in an OCI gain of USD 478 million. This effect was partially offset by experience losses of USD 128 million, reflecting differences between the previous actuarial assumptions and what actually occurred, and market-driven changes to the assumed rate of interest credit on retirement savings, which resulted in a loss of USD 77 million. Changes in other assumptions were not significant.

UK pension plan

In 2019, a loss of USD 361 million was recognized in OCI related to the remeasurement of the DBO for the UK plan. This was primarily due to a market-driven decrease in the discount rate, which resulted in an OCI loss of USD 552 million. This loss was partially offset by a gain of USD 132 million due to a decrease in the expected rate of pension increase, experience gains of USD 34 million which reflect differences between the previous actuarial assumptions and what actually occurred, and a gain of USD 21 million due to an update of the mortality improvement assumption.

In 2018, a net gain of USD 266 million was recognized in OCI related to the remeasurement of the DBO for the UK plan. This was primarily due to a market-driven increase in the discount rate, which resulted in an OCI gain of USD 219 million, as well as changes in the pension increase assumption, which resulted in an OCI gain of USD 37 million.

US and German pension plans

In 2019, a loss of USD 185 million was recognized in OCI related to the remeasurement of the DBO for the US and German plans, compared with a net gain of USD 69 million in 2018. OCI gains and losses in both years were primarily driven by market-driven movements in discount rates.

Consolidated financial statements
UBS AG consolidated financial statements

Note 29  Pension and other post-employment benefit plans (continued)

The tables below show the significant actuarial assumptions used in calculating the DBO at the end of the year.

Significant actuarial assumptions
	Swiss plan		UK plan		US and German plans[1]
In %	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Discount rate	0.29	0.92	2.07	2.90	2.58	3.69
Rate of salary increase	1.50	1.50	0.00	0.00	2.37	2.81
Rate of pension increase	0.00	0.00	2.92	3.10	1.80	1.50
Rate of interest credit on retirement savings	0.49	0.92	0.00	0.00	2.57	3.70
1 Represents weighted average assumptions across US and German plans.

Mortality tables and life expectancies for major plans
		Life expectancy at age 65 for a male member currently
		aged 65		aged 45
Country	Mortality table	31.12.19	31.12.18	31.12.19	31.12.18
Switzerland	BVG 2015 G with CMI 2016 projections	21.6	21.6	23.1	23.1
UK	S2PA with CMI 2018 projections[1]	23.3	23.4	24.5	24.6
USA	RP2014 WCHA with MP2019 projection scale[2]	22.8	22.8	24.3	24.3
Germany	Dr. K. Heubeck 2018 G	20.7	20.5	23.5	23.3

		Life expectancy at age 65 for a female member currently
		aged 65		aged 45
Country	Mortality table	31.12.19	31.12.18	31.12.19	31.12.18
Switzerland	BVG 2015 G with CMI 2016 projections	23.6	23.5	25.1	25.0
UK	S2PA with CMI 2018 projections[1]	25.1	25.2	26.4	26.5
USA	RP2014 WCHA with MP2019 projection scale[2]	24.4	24.4	25.9	26.0
Germany	Dr. K. Heubeck 2018 G	24.2	24.1	26.4	26.3
1 In 2018, the mortality table S2PA with CMI 2017 projections was used. 2 In 2018, the mortality table RP2014 WCHA with MP2018 projection scale was used.

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

Sensitivity analysis of significant actuarial assumptions[1]
Increase / (decrease) in defined benefit obligation	Swiss plan		UK plan		US and German plans
USD million	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19	31.12.18
Discount rate
Increase by 50 basis points	(853)	(797)	(346)	(292)	(86)	(77)
Decrease by 50 basis points	972	904	395	333	93	84
Rate of salary increase
Increase by 50 basis points	49	45	–[2]	–[2]	1	1
Decrease by 50 basis points	(47)	(43)	–[2]	–[2]	(1)	(1)
Rate of pension increase
Increase by 50 basis points	673	643	331	260	7	6
Decrease by 50 basis points	–[3]	–[3]	(299)	(262)	(7)	(6)
Rate of interest credit on retirement savings
Increase by 50 basis points	107	141	–[4]	–[4]	9	9
Decrease by 50 basis points	(62)[5]	(134)	–[4]	–[4]	(9)	(9)
Life expectancy
Increase in longevity by one additional year	459	446	154	122	51	42

1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.    2 As the plan is closed for future service, a change in assumption is not applicable.    3 As the assumed rate of pension increase was  0% as of 31 December 2019 and as of 31 December 2018, a downward change in assumption is not applicable.    4  As the UK plan does not provide interest credits on retirement savings, a change in assumption is not applicable.    5 As of 31 December 2019, 18.5% of retirement savings were subject to a legal minimum rate of 1.00%.

Note 29  Pension and other post-employment benefit plans (continued)

Fair value of plan assets

The tables below provide information about the composition and fair value of plan assets of the Swiss, the UK and the US pension plans.

Composition and fair value of plan assets

Swiss plan
	31.12.19				31.12.18
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	90	0	90	1	83	0	83	1
Real estate / property
Domestic	0	1,720	1,720	11	0	1,808	1,808	11
Foreign	0	90	90	1	0	0	0	0
Investment funds
Equity
Domestic	395	0	395	2	383	0	383	2
Foreign	3,433	932	4,365	27	3,492	925	4,417	28
Bonds[1]
Domestic, AAA to BBB–	1,825	0	1,825	11	1,569	0	1,569	10
Foreign, AAA to BBB–	3,315	0	3,315	21	3,781	0	3,781	24
Foreign, below BBB–	563	0	563	4	544	0	544	3
Real estate
Foreign	0	0	0	0	0	7	7	0
Other	904	2,230	3,134	20	316	2,528	2,844	18
Other investments	301	109	411	3	324	11	335	2
Total fair value of plan assets	10,827	5,081	15,908	100	10,493	5,279	15,772	100

			31.12.19				31.12.18
Total fair value of plan assets			15,908				15,772
of which:[2]
Bank accounts at UBS AG			90				80
UBS AG debt instruments			4				8
UBS Group AG shares			12				15
Securities lent to UBS AG3			748				957
Property occupied by UBS AG			50				54
Derivative financial instruments, counterparty UBS AG3			6				21

1 The bond credit ratings are primarily based on Standard & Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in the Standard & Poor’s rating classification.    2 Bank accounts at UBS AG encompass accounts in the name of the Swiss pension fund. The other positions disclosed in the table encompass both direct investments in UBS AG instruments and UBS Group AG shares and indirect investments, i.e., those made through funds that the pension fund invests in.    3 Securities lent to UBS AG and derivative financial instruments are presented gross of any collateral. Securities lent to UBS AG were fully covered by collateral as of 31 December 2019 and 31 December 2018. Net of collateral, derivative financial instruments amounted to USD 3 million as of 31 December 2019 (31 December 2018: USD 6 million).

Consolidated financial statements
UBS AG consolidated financial statements

Note 29  Pension and other post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

UK plan
	31.12.19				31.12.18
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	141	0	141	4	143	0	143	5
Bonds[1]
Domestic, AAA to BBB–	1,810	0	1,810	49	1,604	0	1,604	53
Investment funds
Equity
Domestic	33	0	33	1	26	0	26	1
Foreign	916	0	916	25	658	0	658	22
Bonds[1]
Domestic, AAA to BBB–	610	117	727	20	587	93	680	22
Domestic, below BBB–	22	0	22	1	15	0	15	0
Foreign, AAA to BBB–	310	0	310	8	258	0	258	9
Foreign, below BBB–	108	0	108	3	51	0	51	2
Real estate
Domestic	103	18	122	3	102	28	131	4
Foreign	0	19	19	1	0	0	0	0
Insurance contracts	0	7	7	0	0	0	0	0
Derivatives	3	0	3	0	0	0	0	0
Asset-backed securities	0	6	6	0	21	2	22	1
Other investments[2]	(572)	7	(565)	(15)	(565)	9	(556)	(18)
Total fair value of plan assets	3,483	175	3,658	100	2,900	132	3,032	100

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

Note 29  Pension and other post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

US plans
	31.12.19				31.12.18
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	27	0	27	2	27	0	27	2
Bonds[1]
Domestic, AAA to BBB–	475	0	475	37	462	0	462	40
Domestic, below BBB–	2	0	2	0	2	0	2	0
Foreign, AAA to BBB–	99	0	99	8	92	0	92	8
Foreign, below BBB–	3	0	3	0	3	0	3	0
Investment funds
Equity
Domestic	208	0	208	16	143	0	143	12
Foreign	161	0	161	12	157	0	157	13
Bonds[1]
Domestic, AAA to BBB–	176	0	176	14	104	0	104	9
Domestic, below BBB–	28	0	28	2	23	0	23	2
Foreign, AAA to BBB–	17	0	17	1	56	0	56	5
Foreign, below BBB–	3	0	3	0	6	0	6	1
Real estate
Domestic	0	13	13	1	0	13	13	1
Other	69	0	69	5	64	0	64	5
Insurance contracts	0	18	18	1	0	17	17	1
Total fair value of plan assets	1,268	31	1,299	100	1,139	29	1,168	100

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

As of 31 December 2019, the net liability recognized for post-employment medical insurance plans was USD 62 million (31 December 2018: USD 62 million). An expense of USD 2 million was recognized in the income statement in 2019 (2018: gain of USD 11 million; 2017: expense of USD 3 million) and a loss of USD 3 million in Other comprehensive income in 2019 (2018: gain of USD 7 million; 2017: gain of USD 1 million).

The benefits expected to be paid to participants in 2020 are estimated at USD 5 million.

The measurement of each medical insurance plan’s post-employment benefit obligation considers different actuarial assumptions. Reasonably possible changes in actuarial assumptions would not lead to material movements in the net liability recognized as of 31 December 2019 and as of December 2018.

c) Defined contribution plans

UBS AG sponsors a number of defined contribution plans in locations outside Switzerland. The locations with significant defined contribution plans are the US and the UK. Certain plans allow employees to make contributions and earn matching or other contributions from UBS AG. Employer contributions to defined contribution plans are recognized as an expense, which, for 2019, 2018 and 2017, amounted to USD 278 million, USD 223 million and USD 236 million, respectively.

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

Also, UBS AG leases certain properties that are owned by the Swiss pension fund. As of 31 December 2019, the minimum commitment toward the Swiss pension fund under the related leases was approximately USD 8 million (31 December 2018: USD 10 million).

→   Refer to the “Composition and fair value of plan assets” table in Note 29a  for more information about fair value of investments in UBS AG and UBS Group AG instruments held by the Swiss pension fund

The following amounts have been received or paid by UBS AG from and to the pension and other post-employment benefit plans located in Switzerland, the UK and the US in respect of these banking activities and arrangements.

Related-party disclosure
	For the year ended
USD million	31.12.19	31.12.18	31.12.17
Received by UBS AG
Fees	19	22	36
Paid by UBS AG
Rent	2	3	5
Dividends, capital repayments and interest	10	10	10

The transaction volumes in UBS Group AG shares and UBS AG debt instruments and the balances of UBS Group AG shares held as of 31 December were:

Transaction volumes – UBS Group AG shares and UBS AG debt instruments
	For the year ended
	31.12.19	31.12.18
Financial instruments bought by pension funds
UBS Group AG shares (in thousands of shares)	929	831
UBS AG debt instruments (par values, USD million)	1	9
Financial instruments sold by pension funds or matured
UBS Group AG shares (in thousands of shares)	1,778	547
UBS AG debt instruments (par values, USD million)	5	2

UBS Group AG shares held by pension and other post-employment benefit plans
	31.12.19	31.12.18
Number of shares (in thousands of shares)	14,991	15,934
Fair value (USD million)	189	197

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

→   Refer  to Note 1a item 6 for a description of the accounting policy related to share-based and other deferred compensation plans

Mandatory deferred compensation plans

Equity Ownership Plan (EOP)

The EOP is a mandatory deferred share-based compensation plan for all employees with total annual compensation greater than USD / CHF 300,000. Starting with performance year 2019, GEB members, Group Managing Directors (GMDs) and Vice Chairs receive Long-Term Incentive Plan (LTIP) awards instead of EOP.

EOP awards granted to GEB members and GMDs in 2019 and prior years, as well as EOP awards granted to certain other employees, will only vest if both Group and business division performance conditions are met. For awards granted in 2019 and 2020, related to the performance years 2018 and 2019, respectively, the Group performance condition is based on the average reported return on common equity tier 1 capital (RoCET1). For awards granted in 2018 and before, the Group performance condition is based on the average adjusted return on tangible equity (RoTE) excluding deferred tax assets over the performance period. Business division performance is measured on the basis of their average adjusted return on attributed equity (RoAE). For Corporate Center employees, it is measured on the basis of the average operating businesses’ adjusted RoAE.

Certain awards, such as replacement awards issued outside the normal performance year cycle, may take the form of deferred cash under the EOP plan rules.

Notional shares represent a promise to receive UBS shares at vesting and do not carry voting rights during the vesting period. Awards granted generally carry a dividend equivalent that may be paid in notional shares or cash and that vests on the same terms and conditions as the awards. However, starting with awards granted in 2018 for the performance year 2017, European Banking Authority guidelines do not permit individuals who are deemed to be Material Risk Takers (MRTs) to receive dividend or interest payments on instruments awarded as deferred variable compensation. Where dividend payments are not permitted, the grant price of the EOP award is adjusted for the expected dividend yield over the vesting period to reflect the fair value of the non-dividend-bearing award.

Awards are settled by delivering UBS shares at vesting, except in jurisdictions where this is not permitted for legal or tax reasons. EOP awards generally vest in equal installments after two and three years following the granting of such awards. Awards granted to GEB members in 2019 and prior years generally vest after three, four and five years. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS.

Long-Term Incentive Plan

The LTIP is a mandatory deferred share-based compensation plan for senior leaders of the Group (i.e., GEB members, GMDs and Vice Chairs). LTIP awards are granted for the first time in 2020 as part of the performance award pool for 2019.

The final number of notional shares delivered at vesting depends on two equally weighted performance metrics: average reported return on CET1 capital (RoCET1) and relative total shareholder return (rTSR), which measures UBS's total shareholder return against an index consisting of global systemically important banks as determined by the Financial Stability Board. These performance metrics are separately valued as of the date of grant and (re-)assessed over a three-year performance period starting in the year of grant. For both metrics there is a threshold level, which would result in a 33% payout, and a maximum level, which would result in a 100% payout. Any performance between the threshold and the maximum level would result in a linear payout between 33% and 100%.

The final number of shares as determined at the end of the three-year performance period will vest in three equal installments in each of the three years following the performance period for GEB members, and cliff-vest in the first year following the performance period for GMDs and Vice Chairs. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS.

In general, the form of the equity awards (notional shares), the entitlement to dividend equivalents and the settlement method is the same as for EOP awards.

Deferred Contingent Capital Plan (DCCP)

The DCCP is a mandatory deferred compensation plan for all employees with total annual compensation greater than USD / CHF 300,000.

DCCP awards take the form of notional additional tier 1 (AT1) capital instruments, which, at the discretion of UBS, can be settled in either a cash payment or a perpetual, marketable AT1 capital instrument. DCCP awards vest in full after five years, and up to seven years for UK senior management functions, unless there is a trigger event.

Note 30  Employee benefits: variable compensation (continued)

Awards are forfeited if a viability event occurs, i.e., if FINMA notifies the firm in writing that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. Additionally, they are also written down if the Group’s common equity tier 1 capital ratio falls below 10% for GEB members and below 7% for all other employees. As an additional performance condition, GEB members forfeit 20% of their award for each loss-making year during the vesting period.

Interest payments on DCCP awards are paid at the discretion of UBS. Where interest payments are not permitted, such as for MRTs, the DCCP award reflects the fair value of the granted non-interest-bearing award.

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

Other compensation plans

Equity Plus Plan (Equity Plus)

Equity Plus is a voluntary share-based compensation plan that provides eligible employees with the opportunity to purchase UBS shares at market value and receive one notional share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through deductions from salary. If the shares purchased are held until three years from the start of the associated plan year and, in general, if the employee remains employed by UBS, the notional shares vest. Employees are entitled to receive a dividend equivalent which may be paid in notional shares and/or cash.

Role-based allowances (RBA)

Certain employees of legal entities regulated in the EU may receive an RBA in addition to their base salary. This allowance reflects the market value of a specific role and is fixed, non-forfeitable compensation. Unlike salary, an RBA is paid only as long as the employee is in such a role. RBA consist of a cash portion and, where applicable, a blocked UBS share award. Such shares will be unblocked in equal installments after two and three years. The compensation expense is recognized in the year of grant.

Consolidated financial statements
UBS AG consolidated financial statements

Note 30  Employee benefits: variable compensation (continued)

Discontinued deferred compensation plans

The following plans have been discontinued.

Key Employee Stock Appreciation Rights Plan (KESAP) and Key Employee Stock Option Plan (KESOP)

Until 2009, certain key and high-potential employees were granted discretionary share-settled stock appreciation rights (SARs) or options on UBS shares with a strike price not less than the market value of a UBS share on the date of grant. SARs gave employees the right to receive a number of UBS shares equal to the increase in market price of the UBS share between the grant date and the exercise date. One option entitled the holder to acquire one registered UBS share at the option’s strike price. SARs and options were settled by delivering UBS shares, except in jurisdictions where this was not permitted for legal reasons. All unexercised options and stock appreciation rights under these awards expired in 2019.

PartnerPlus

Through performance year 2016, financial advisor strategic objective awards were partly granted under the PartnerPlus deferred cash plan. In addition to such granted awards (UBS company contributions), participants were allowed to voluntarily contribute additional amounts otherwise payable as production payout up to a certain percentage, which vested upon contribution. Company contributions and voluntary contributions were credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant could elect to have voluntary contributions, along with vested company contributions, credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both company and voluntary contributions ratably vest in 20% installments six to 10 years following grant date. Company contributions and interest on notional earnings on both company and voluntary contributions are forfeitable under certain circumstances.

GrowthPlus

GrowthPlus is a compensation plan for selected financial advisors whose revenue production and length of service exceeded defined thresholds from 2010 to 2017. Awards were granted in 2010, 2011, 2015 and 2018. The awards are cash-based and are distributed over seven years, with the exception of 2018 awards, which are distributed over five years.

Note 30  Employee benefits: variable compensation (continued)

b) Effect on the income statement

Effect on the income statement for the financial year and future periods

The table below provides information about compensation expenses related to total variable compensation, including financial advisor variable compensation, that were recognized in the financial year ended 31 December 2019, as well as expenses that were deferred and will be recognized in the income statement for 2020  and later. The majority of expenses deferred to 2020 and later that are related to the performance year 2019 relates to awards granted in February 2020. The total unamortized compensation expense for unvested share-based awards granted up to 31 December 2019 will be recognized in future periods over a weighted average period of 2.4 years.

Variable compensation including financial advisor variable compensation
	Expenses recognized in 2019			Expenses deferred to 2020 and later[1]
USD million	Related to the performance year 2019	Related to prior performance years	Total	Related to the performance year 2019	Related to prior performance years	Total
Non-deferred cash	1,706	(24)	1,682	0	0	0
Deferred compensation awards	287	576	863	413	592	1,005
of which: Equity Ownership Plan	115	294	410	198	213	412
of which: Deferred Contingent Capital Plan	109	256	365	166	356	521
of which: Long-Term Incentive Plan	38	0	38	23	0	23
of which: Asset Management EOP	25	26	51	26	23	49
Total variable compensation – performance awards	1,993	553	2,545	413	592	1,005
Replacement payments	5	49	55	43	30	73
Forfeiture credits	0	(84)	(84)	0	0	0
Severance payments	110	0	110	0	0	0
Retention plan and other payments	24	27	52	22	29	51
Deferred Contingent Capital Plan: interest expense	0	93	93	50	169	219
Total variable compensation – other	140	85	225	115	228	343
Financial advisor variable compensation	3,233	268	3,501	197	710	907
of which: non-deferred cash	3,064	0	3,064	0	0	0
of which: deferred share-based awards	57	48	106	54	130	183
of which: deferred cash-based awards	112	219	331	144	580	724
Compensation commitments with recruited financial advisors[2]	32	510	542	350	1,617	1,967
Total financial advisor variable compensation	3,265	778	4,043	548	2,327	2,874
Total variable compensation including FA variable compensation	5,398	1,416	6,814[3]	1,076	3,146	4,222

1 Estimate as of 31 December 2019. Actual amounts to be expensed in future periods may vary, e.g., due to forfeiture of awards.    2 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    3 Includes USD 595 million in expenses related to share-based compensation (performance awards: USD 448 million; other variable compensation: USD 42 million; financial advisor compensation: USD 106 million). A further USD 54 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 10 million, related to role-based allowances; social security: USD 23 million; other personnel expenses: USD 22 million related to the Equity Plus Plan).

Consolidated financial statements
UBS AG consolidated financial statements

Note 30  Employee benefits: variable compensation (continued)

Variable compensation including financial advisor variable compensation (continued)
	Expenses recognized in 2018			Expenses deferred to 2019 and later[1]
USD million	Related to the performance year 2018	Related to prior performance years	Total	Related to the performance year 2018	Related to prior performance years	Total
Non-deferred cash	1,896	(26)	1,870	0	0	0
Deferred compensation awards	360	564	924	570	638	1,208
of which: Equity Ownership Plan	208	299	507	316	238	554
of which: Deferred Contingent Capital Plan	126	235	361	232	373	605
of which: Asset Management EOP	25	28	53	22	26	48
of which: other performance awards	0	2	2	0	1	1
Total variable compensation – performance awards	2,256	538	2,794	570	638	1,208
Replacement payments	7	61	68	58	40	99
Forfeiture credits	0	(136)	(136)	0	0	0
Severance payments	106	0	106	0	0	0
Retention plan and other payments	31	33	64	23	33	56
Deferred Contingent Capital Plan: interest expense	0	116	116	96	191	288
Total variable compensation – other	144	75	220	178	264	442
Financial advisor variable compensation	3,233	237	3,470	128	639	767
of which: non-deferred cash	3,089	0	3,089	0	0	0
of which: deferred share-based awards	51	44	95	52	131	183
of which: deferred cash-based awards	93	193	286	76	507	584
Compensation commitments with recruited financial advisors[2]	33	551	584	357	1,883	2,240
Total financial advisor variable compensation	3,266	789	4,054	484	2,522	3,006
Total variable compensation including FA variable compensation	5,666	1,402	7,068[3]	1,233	3,424	4,656

1 Estimate as of 31 December 2018. Actual amounts expensed may vary, e.g., due to forfeiture of awards.    2 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    3 Includes USD 612 million in expenses related to share-based compensation (performance awards: USD 507 million; other variable compensation: USD 10 million; financial advisor compensation: USD 95 million). A further USD 44 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 15 million, related to role-based allowances; social security: USD 7 million; other personnel expenses: USD 22 million, related to the Equity Plus Plan).

Note 30  Employee benefits: variable compensation (continued)

Variable compensation including financial advisor variable compensation (continued)
	Expenses recognized in 2017			Expenses deferred to 2018 and later[1]
USD million	Related to the performance year 2017	Related to prior performance years	Total	Related to the performance year 2017	Related to prior performance years	Total
Non-deferred cash	1,982	(24)	1,958	0	0	0
Deferred compensation awards	392	704	1,096	589	685	1,274
of which: Equity Ownership Plan	235	364	599	322	286	608
of which: Deferred Contingent Capital Plan	132	304	436	240	369	609
of which: Asset Management EOP	25	32	57	27	27	54
of which: other performance awards	0	4	4	0	3	3
Total variable compensation – performance awards	2,373	680	3,054	589	685	1,274
Replacement payments	12	58	70	82	41	123
Forfeiture credits	0	(106)	(106)	0	0	0
Severance payments	95	0	95	0	0	0
Retention plan and other payments	24	38	62	30	32	62
Deferred Contingent Capital Plan: interest expense	0	110	110	80	218	297
Total variable compensation – other	131	99	231	191	291	482
Financial advisor variable compensation	3,050	260	3,310	156	795	951
of which: non-deferred cash	2,891	0	2,891	0	0	0
of which: deferred share-based awards	54	48	102	70	121	191
of which: deferred cash-based awards	104	212	316	86	674	760
Compensation commitments with recruited financial advisors[2]	31	723	754	369	2,058	2,429
Total financial advisor variable compensation	3,080	984	4,064	526	2,853	3,379
Total variable compensation including FA variable compensation	5,585	1,764	7,349[3]	1,306	3,829	5,135

1 Estimate as of 31 December 2017. Actual amounts expensed may vary, e.g., due to forfeiture of awards.    2 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    3 Includes USD 726 million in expenses related to share-based compensation (performance awards: USD 599 million; other variable compensation: USD 25 million; financial advisor compensation: USD 102 million). A further USD 97 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 25 million, related to role-based allowances; social security: USD 49 million; other personnel expenses: USD 23 million, related to the Equity Plus Plan).

Consolidated financial statements
UBS AG consolidated financial statements

Note 30  Employee benefits: variable compensation (continued)

c) Outstanding share-based compensation awards

Share and performance share awards

Movements in outstanding share-based awards under the EOP during 2019 and 2018 are provided in the table below.

The awards presented are granted by UBS AG, but are based on UBS Group AG shares.

Movements in outstanding share-based compensation awards
	Number of shares 2019	Weighted average grant date fair value (USD)	Number of shares 2018	Weighted average grant date fair value (USD)
Outstanding, at the beginning of the year	201,793	15	404,720	15
Awarded during the year	29,092	11	26,005	13
Distributed during the year	(140,441)	14	(228,932)	15
Forfeited during the year	0	0	0	0
Outstanding, at the end of the year	90,443	14	201,793	15
of which: shares vested for accounting purposes	56,492		133,225

The total carrying amount of the liability related to cash-settled share-based awards as of 31 December 2019 and 31 December 2018 was USD 1 million and USD 2 million, respectively.

d) Valuation

UBS share awards

UBS measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted on the basis of the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money European put option for the term of the transfer restriction. The weighted average discount for share and performance share awards granted during 2019 was approximately 22.6% (2018:  18.0%) of the market price of the UBS share. The grant date fair value of notional shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between the grant date and distribution.

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

Individually significant subsidiaries

The table below list UBS AG’s individually significant subsidiaries as of 31 December 2019. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares that are held entirely by UBS AG, and the proportion of ownership interest held is equal to the voting rights held by UBS AG.

The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland in the UK, the US, Singapore, Hong Kong and other countries. UBS Europe SE has branches and offices in a number of EU Member States, including Germany, Italy, Luxembourg, Spain and Austria. Share capital is provided in the currency of the legally registered office.

Individually significant subsidiaries of UBS AG as of 31 December 2019[1]
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Corporate Center	USD	3,150.0[2]	100.0
UBS Americas Inc.	Wilmington, Delaware, USA	Corporate Center	USD	0.0	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Global Wealth Management	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Global Wealth Management	EUR	446.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1[3]	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Includes direct and indirect subsidiaries of UBS AG.    2 Comprised of common share capital of USD 1,000 and non-voting preferred share capital of USD 3,150,000,000.    3 Comprised of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

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

Other subsidiaries of UBS AG as of 31 December 2019
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Asset Management (Hong Kong) Limited	Hong Kong, Hong Kong	Asset Management	HKD	254.0	100.0
UBS Asset Management (Japan) Ltd	Tokyo, Japan	Asset Management	JPY	2,200.0	100.0
UBS Asset Management Life Ltd	London, United Kingdom	Asset Management	GBP	15.0	100.0
UBS Asset Management Switzerland AG	Zurich, Switzerland	Asset Management	CHF	0.5	100.0
UBS Business Solutions US LLC	Wilmington, Delaware, USA	Corporate Center	USD	0.0	100.0
UBS Credit Corp.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS (France) S.A.	Paris, France	Global Wealth Management	EUR	133.0	100.0
UBS Fund Advisor, L.L.C.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Fund Management (Luxembourg) S.A.	Luxembourg, Luxembourg	Asset Management	EUR	13.0	100.0
UBS Fund Management (Switzerland) AG	Basel, Switzerland	Asset Management	CHF	1.0	100.0
UBS (Monaco) S.A.	Monte Carlo, Monaco	Global Wealth Management	EUR	49.2	100.0
UBS Realty Investors LLC	Boston, Massachusetts, USA	Asset Management	USD	9.0	100.0
UBS Securities (Thailand) Ltd	Bangkok, Thailand	Investment Bank	THB	500.0	100.0
UBS Securities Australia Ltd	Sydney, Australia	Investment Bank	AUD	0.3[1]	100.0
UBS Securities Japan Co., Ltd.	Tokyo, Japan	Investment Bank	JPY	32,100.0	100.0
UBS Securities Pte. Ltd.	Singapore, Singapore	Investment Bank	SGD	420.4	100.0
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

In 2019 and 2018, UBS AG did not enter into any contractual obligation that could require UBS AG to provide financial support to consolidated SEs. In addition, UBS AG did not provide support, financial or otherwise, to a consolidated SE when UBS AG was not contractually obligated to do so, nor has UBS AG an intention to do so in the future. Further, UBS AG did not provide support, financial or otherwise, to a previously unconsolidated SE that resulted in UBS AG controlling the SE during the reporting period.

Note 31  Interests in subsidiaries and other entities (continued)

b) Interests in associates and joint ventures

As of 31 December 2019 and 2018, no associate or joint venture was individually material to UBS AG. In addition, there were no significant restrictions on the ability of associates or joint ventures to transfer funds to UBS AG or its subsidiaries in the form of cash dividends or to repay loans or advances made. There were no quoted market prices for any associates or joint ventures of UBS AG.

Investments in associates and joint ventures
USD million	2019	2018
Carrying amount at the beginning of the year	1,099	1,045
Additions	0	3
Disposals[1]	0	(431)
Reclassifications[2]		(21)
Share of comprehensive income	25	529
of which: share of net profit[3]	46	529
of which: share of other comprehensive income[4]	(21)	1
Dividends received	(83)	(42)
Impairment	(1)
Foreign currency translation	11	16
Carrying amount at the end of the year	1,051	1,099
of which: associates	1,010	1,066
of which: SIX Group AG, Zurich[5]	887	952
of which: other associates	123	114
of which: joint ventures	41	33

1 In December 2018, UBS AG increased its shareholding in UBS Securities China from 24.99% to 51%, acquiring control of the entity in accordance with IFRS 10, Consolidated Financial Statements. Upon acquisition of control, UBS AG derecognized its former investment in associate. Refer to Note 32 for more information.    2 Reflects reclassifications to Properties and other non-current assets held for sale.    3 For 2019, consists of USD 28 million from associates and USD 18 million from joint ventures. For 2018, consists of USD 511 million from associates, of which USD 460 million reflected a valuation gain on the equity ownership in SIX related to the sale of SIX Payment Services to Worldline, and USD 18 million from joint ventures.    4 For 2019, consists of negative USD 22 million from associates and USD 1 million from joint ventures. For 2018, the total of USD 1 million is from associates.    5 In 2019, UBS AG’s equity interest amounts to 17.31%. UBS AG is represented on the Board of Directors.

Consolidated financial statements
UBS AG consolidated financial statements

Note 31  Interests in subsidiaries and other entities (continued)

c) Interests in unconsolidated structured entities

During 2019, UBS AG sponsored the creation of various SEs and interacted with a number of non-sponsored SEs, including securitization vehicles, client vehicles as well as certain investment funds, that UBS did not consolidate as of 31 December 2019 because it did not control these entities.

The table below presents UBS AG’s interests in and maximum exposure to loss from unconsolidated SEs as well as the total assets held by the SEs in which UBS had an interest as of year-end, except for investment funds sponsored by third parties, for which the carrying amount of UBS’s interest as of year-end has been disclosed.

Interests in unconsolidated structured entities
	31.12.19
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total	Maximum exposure to loss[1]
Financial assets at fair value held for trading	462	130	5,874	6,466	6,466
Derivative financial instruments	9	9	36	55	53
Loans and advances to customers			174	174	174
Financial assets at fair value not held for trading	81	8[2]	62	151	902
Financial assets measured at fair value through other comprehensive income		3,955		3,955	3,955
Other financial assets measured at amortized cost	335	16[2]		351	1,372
Total assets	888[3]	4,118	6,147	11,152
Derivative financial instruments	2[4]	225	324	552	1
Total liabilities	2	225	324	552
Assets held by the unconsolidated structured entities in which UBS had an interest (USD billion)	55[5]	73[6]	413[7]

	31.12.18
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total	Maximum exposure to loss[1]
Financial assets at fair value held for trading	420	174	7,297	7,890	7,890
Derivative financial instruments	8	35	1	44	44
Loans and advances to customers			179	179	179
Financial assets at fair value not held for trading	87	48[2]	85	220	1,796
Financial assets measured at fair value through other comprehensive income		3,931		3,931	3,931
Other financial assets measured at amortized cost	312	25[2]		337	1,423
Total assets	826[3]	4,212	7,562	12,600
Derivative financial instruments	3[4]	123	32	158	3
Total liabilities	3	123	32	158
Assets held by the unconsolidated structured entities in which UBS had an interest (USD billion)	63[5]	69[6]	385[7]

1 For the purpose of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral or other credit enhancements.    2 Represents the carrying amount of loan commitments. The maximum exposure to loss for these instruments is equal to the notional amount.    3 As of 31  December 2019, USD 0.6 billion of the USD 0.9 billion (31  December 2018: USD 0.6 billion of the USD 0.8 billion) was held in Corporate Center – Non-core and Legacy Portfolio.    4 Comprised of credit default swap liabilities and other swap liabilities. The maximum exposure to loss for credit default swap liabilities is equal to the sum of the negative carrying amount and the notional amount. For other swap liabilities, no maximum exposure to loss is reported.    5 Represents the principal amount outstanding.    6 Represents the market value of total assets.    7 Represents the net asset value of the investment funds sponsored by UBS and the carrying amount of UBS’s interests in the investment funds not sponsored by UBS.

Note 31  Interests in subsidiaries and other entities (continued)

UBS AG retains or purchases interests in unconsolidated SEs in the form of direct investments, financing, guarantees, letters of credit, derivatives and through management contracts.

UBS AG’s maximum exposure to loss is generally equal to the carrying amount of UBS AG’s interest in the SE, with the exception of guarantees, letters of credit and credit derivatives, for which the contract’s notional amount, adjusted for losses already incurred, represents the maximum loss that UBS AG is exposed to. In addition, the current fair value of derivative swap instruments with a positive replacement value only, such as total return swaps, is presented as the maximum exposure to loss. Risk exposure for these swap instruments could change over time with market movements.

The maximum exposure to loss disclosed in the table on the previous page does not reflect UBS AG’s risk management activities, including effects from financial instruments that may be used to economically hedge the risks inherent in the unconsolidated SE or the risk-reducing effects of collateral or other credit enhancements.

In 2019 and 2018, UBS AG did not provide support, financial or otherwise, to an unconsolidated SE when not contractually obligated to do so, nor has UBS AG an intention to do so in the future.

In 2019 and 2018, income and expenses from interests in unconsolidated SEs primarily resulted from mark-to-market movements recognized in Other net income from financial instruments measured at fair value through profit of loss, which have generally been hedged with other financial instruments, as well as fee and commission income received from UBS-sponsored funds.

Interests in securitization vehicles

As of 31 December 2019 and 31 December 2018,  UBS AG held interests, both retained and acquired, in various securitization vehicles, a majority of which are held within Corporate Center – Non-core and Legacy Portfolio. The Investment Bank also retained interests in securitization vehicles related to financing, underwriting, secondary market and derivative trading activities. In some cases UBS AG may be required to absorb losses from an unconsolidated SE before other parties because UBS AG’s interest is subordinated to others in the ownership structure.

The numbers outlined in the table on the previous page may differ from the securitization positions presented in the 31 December 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors,  for the following reasons: (i) exclusion of synthetic securitizations transacted with entities that are not SEs and transactions in which UBS AG did not have an interest because it did not absorb any risk; (ii) a different measurement basis in certain cases (e.g., IFRS carrying amount within the table above compared with net exposure amount at default for Pillar 3 disclosures); and (iii) different classification of vehicles viewed as sponsored by UBS AG versus sponsored by third parties.

→   Refer to Note 1a item 1 for more information about UBS AG’s accounting policies regarding consolidation and sponsorship of securitization vehicles and other structured entities

→   Refer to the 31 December 2019 Pillar 3 report under “Pillar 3 disclosures” at www.ubs.com/investors for more information

Interests in client vehicles

As of 31 December 2019 and 31 December 2018, UBS AG retained interests in client vehicles sponsored by UBS AG and third parties that relate to financing and derivative activities, and to hedge structured product offerings. Included within these investments are securities guaranteed by US government agencies.

Interests in investment funds

UBS AG holds interests in a number of investment funds, primarily resulting from seed investments or in order to hedge structured product offerings. In addition to the interests disclosed in the table on the previous page, UBS AG manages the assets of various pooled investment funds and receives fees that are based, in whole or part, on the net asset value of the fund and/or the performance of the fund. The specific fee structure is determined on the basis of various market factors and considers the nature of the fund and the jurisdiction of incorporation, as well as fee schedules negotiated with clients. These fee contracts represent an interest in the fund as they align UBS AG’s exposure with investors, providing a variable return that is based on the performance of the entity. Depending on the structure of the fund, these fees may be collected directly from the fund assets and/or from the investors. Any amounts due are collected on a regular basis and are generally backed by the assets of the fund. UBS AG did not have any material exposure to loss from these interests as of 31 December 2019 or as of 31 December 2018.

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

UBS AG also recorded other net income from financial instruments measured at fair value through profit or loss from mark-to-market movements arising primarily from derivatives, such as interest rate and currency swaps as well as credit derivatives, through which UBS AG purchases protection, and financial liabilities designated at fair value, which do not qualify as interests because UBS AG does not absorb variability from the performance of the entity. Total income reported does not reflect economic hedges or other mitigating effects from UBS AG’s risk management activities.

During 2019, UBS AG and third parties transferred assets of USD 1 billion and USD 1 billion, respectively, into sponsored securitization vehicles created in the year (2018: USD 1 billion and USD 1 billion, respectively). UBS AG and third parties also transferred assets of USD 0 billion and USD 1 billion, respectively, into sponsored client vehicles created in the year (2018: USD 2 billion and USD 0 billion, respectively). For sponsored investment funds, transfers arose during the period as investors invested and redeemed positions, thereby changing the overall size of the funds, which, when combined with market movements, resulted in a total closing net asset value of USD 42 billion (31 December 2018: USD 18 billion).

Sponsored unconsolidated structured entities in which UBS did not have an interest at year-end
	As of or for the year ended
	31.12.19
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total
Net interest income	(1)	0	(1)	(2)
Net fee and commission income		13	50	63
Other net income from financial instruments measured at fair value through profit or loss	19	(18)	9	11
Total income	19	(5)	58	72
Asset information (USD billion)	2[1]	1[2]	42[3]

	As of or for the year ended
	31.12.18
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total
Net interest income	0	(6)	1	(5)
Net fee and commission income		16	39	54
Other net income from financial instruments measured at fair value through profit or loss	0	8	20	29
Total income	1	18	60	78
Asset information (USD billion)	2[1]	2[2]	18[3]

1 Represents the amount of assets transferred to the respective securitization vehicles.    2 Represents the amount of assets transferred to the respective client vehicles.    3 Represents the total net asset value of the respective investment funds.

Note 32   Changes in organization and acquisitions and disposals of subsidiaries and businesses

Changes in Group structure and organization

UK business transfer and cross-border merger of UBS Limited into UBS Europe SE

In the fourth quarter of 2018, clients and other counterparties of UBS Limited who can be serviced by UBS AG, London Branch were generally migrated to UBS AG, London Branch. Transactions affecting the transferred businesses that occurred on or after the transfer date were recorded in UBS AG, London Branch.

On 1 March 2019, UBS AG completed its combined UK business transfer and cross-border merger of UBS Limited into UBS Europe SE, its Germany-headquartered European subsidiary.

UBS Asset Management AG

In 2016, UBS AG transferred the majority of the operating subsidiaries of Asset Management to UBS Asset Management AG. Effective 1 April 2019, as part of UBS’s efforts to improve the resolvability of the Group, the portion of the Asset Management business in Switzerland conducted by UBS AG was transferred from UBS AG to its indirect subsidiary, UBS Asset Management Switzerland AG. With this transfer, UBS AG has completed the transfer of its Swiss Asset Management business and all Asset Management subsidiaries outside the US into a separate Asset Management sub-group structure.

UBS Group Funding (Switzerland) AG

UBS Group Funding (Switzerland) AG was established in 2016 as a wholly owned direct subsidiary of UBS Group AG, to issue loss-absorbing additional tier 1 (AT1) capital instruments and total loss-absorbing capacity (TLAC)-eligible senior unsecured debt, which were guaranteed by UBS Group AG. In line with regulatory requirements in Switzerland and following a change in Swiss tax law as of 1 January 2019 that applies to holding companies of systemically relevant banks issuing loss-absorbing AT1 or TLAC-eligible senior unsecured debt instruments, such existing instruments were migrated to UBS Group AG from UBS Group Funding (Switzerland) AG in October 2019.

UBS Business Solutions AG

In 2015, UBS Business Solutions AG was established as a direct subsidiary of UBS Group AG to act as the Group service company and UBS AG transferred the ownership of the majority of its existing service subsidiaries outside the US to UBS Business Solutions AG. In 2017, shared services functions in Switzerland and the UK were transferred from UBS AG to UBS Business Solutions AG and UBS AG also completed the transfer of the shared services employees in the US to its US service company, UBS Business Solutions US LLC, a wholly owned subsidiary of UBS Americas Holding LLC.

Acquisitions

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

Sales and disposals of subsidiaries and businesses

In 2019, 2018 and 2017, no significant subsidiaries were removed from the scope of consolidation as a result of sales or disposals.

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

Consolidated financial statements
UBS AG consolidated financial statements

Note 32   Changes in organization and acquisitions and disposals of subsidiaries and businesses (continued)

Strategic partnership with Sumitomo Mitsui Trust Holdings

In June 2019, UBS AG entered into a strategic wealth management partnership in Japan with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). In January 2020, the first phase was launched, with operations commencing in the newly established joint venture, UBS SuMi TRUST Wealth Advisory, which is owned equally by UBS Securities Japan and SuMi Trust Holdings and is accounted for as an investment in a joint venture by UBS AG. UBS AG and SuMi Trust Holdings have also started offering each other’s products and services to their respective current clients.

The second phase of the partnership is expected to launch in 2021 with the establishment of a new entity which will be 51% owned and controlled by UBS AG, requiring UBS AG to consolidate this entity. UBS AG does not expect a material effect on shareholders’ equity upon closing.

Strategic partnership with Banco do Brasil

In November 2019, UBS AG signed a binding agreement with Banco do Brasil to establish a strategic investment banking partnership that will provide investment banking services and institutional securities brokerage in Brazil and selected countries in South America. The partnership is expected to be established through a combination of assets from both stakeholders. UBS AG intends to contribute its operational investment banking platform in Brazil and Argentina, as well as its institutional brokerage business in Brazil. Banco do Brasil intends to contribute the exclusive access rights to its corporate clients. UBS AG will hold a controlling interest of 50.01% in the entity, requiring UBS AG to consolidate this entity. Closing of the transaction is subject to regulatory approvals and is currently expected in the first half of 2020. UBS AG does not expect a material effect on shareholders’ equity upon closing.

Sale of majority stake in UBS Fondcenter

In January 2020, UBS AG has agreed to sell a majority stake in UBS Fondcenter to Clearstream, Deutsche Börse Group’s post-trade services provider. UBS AG will retain a minority (48.8%) shareholding in the business and will enter into an agreement under which it may sell its remaining shareholding to Clearstream at a later date. As part of the transaction, UBS AG and Clearstream will enter into long-term commercial cooperation arrangements for the provision of services to Global Wealth Management, Asset Management and the Corporate & Institutional Clients unit of Personal & Corporate Banking. The transaction is subject to customary closing conditions and is expected to close in the second half of 2020. UBS AG expects to record a post-tax gain of around USD 600 million upon closing of the transaction. UBS AG will deconsolidate UBS Fondcenter and account for its minority interest as an investment in an associate.

Note 33   Finance lease receivables

UBS AG acts as a lessor and leases a variety of assets to third parties under finance leases, such as commercial vehicles, production lines, medical equipment, construction equipment and aircraft. At the end of the respective lease term, assets may be sold to third parties or further leased. Lessees may participate in any sales proceeds achieved. Lease payments cover the cost of the assets less their residual value as well as financing costs.

As of 31 December 2019, unguaranteed residual values of USD 246 million (31 December 2018: USD 156 million) had been accrued and the ECL stage 3 allowance for uncollectible minimum lease payments receivable was USD 6 million (31 December 2018: USD 7 million). No contingent rents were received in 2019. Amounts in the table below are disclosed on a gross basis. The finance lease receivables in Note 17a of USD 1,444 million are presented net of expected credit loss allowances.

Lease receivables
USD million	31.12.19
	Total minimum lease payments	Unearned finance income	Present value
2020	448	31	417
2021–2024	874	52	822
Thereafter	221	6	215
Total	1,544	89	1,455

USD million	31.12.18
	Total minimum lease payments	Unearned finance income	Present value
2019	359	22	337
2020–2023	703	35	669
Thereafter	103	2	102
Total	1,166	58	1,107

Note 34  Guarantees, commitments and forward starting transactions

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	Gross		Total gross	Sub-participations	Net
As of 31.12.19, USD million	Measured at fair value	Not measured at fair value

Total guarantees	986	18,142	19,128	(2,646)	16,482
Loan commitments	6,308	27,547	33,856	(787)	33,069
Forward starting transactions[1]
Reverse repurchase agreements	20,284	1,657	21,941
Repurchase agreements	7,740	408	8,148

As of 31.12.18, USD million

Total guarantees	1,639	18,146	19,785	(2,803)	16,982
Loan commitments	3,535	31,212	34,747	(647)	34,099
Forward starting transactions[1]
Reverse repurchase agreements	8,117	925	9,042
Securities borrowing agreements		12	12
Repurchase agreements	7,926	400	8,326
1 Cash to be paid in the future by either UBS AG or the counterparty.

Consolidated financial statements
UBS AG consolidated financial statements

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

Remuneration of key management personnel
USD million, except where indicated	31.12.19	31.12.18	31.12.17
Base salaries and other cash payments[1]	30	25	24
Incentive awards – cash[2]	13	14	13
Annual incentive award under DCCP	20	21	20
Employer’s contributions to retirement benefit plans	2	3	3
Benefits in kind, fringe benefits (at market value)	1	2	2
Equity-based compensation[3]	34	38	36
Total	101	102	98
Total (CHF million)[4]	101	100	98

1 May include role-based allowances in line with market practice and regulatory requirements.    2 The cash portion may also include blocked shares in line with regulatory requirements.    3 Expenses for shares granted are calculated at grant date of the respective award and allocated over the vesting period of generally five years. Refer to Note 30 for more information. For EB members, equity-based compensation for 2019 was entirely comprised of LTIP awards and equity-based compensation for 2018 and 2017 was entirely comprised of EOP awards. For the Chairman of the BoD, the equity-based compensation for 2019, 2018 and 2017 was entirely comprised of UBS shares.    4 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the applicable performance award currency exchange rates (2019: USD / CHF 0.99; 2018: USD / CHF 0.98; 2017: USD / CHF 1.00)

The independent members of the BoD do not have employment or service contracts with UBS AG, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to USD 7.3 million (CHF 7.3 million) in 2019, USD 7.6 million (CHF 7.4 million) in 2018 and USD 7.1 million (CHF 7.1 million) in 2017.

b) Equity holdings of key management personnel

Equity holdings of key management personnel
	31.12.19	31.12.18
Number of stock options from equity participation plans held by non-independent members of the BoD and the EB members[1]	0	0
Number of shares held by members of the BoD, EB and parties closely linked to them[2]	6,609,848	5,676,989
1 Refer to Note 30 for more information. 2 Excludes shares granted under variable compensation plans with forfeiture provisions.

Of the share totals above, no shares were held by close family members of key management personnel on 31 December 2019

and 95,597 shares were held by close family members of key management personnel on 31 December 2018. No shares were held by entities that are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 31 December 2019 and 31 December 2018. Refer to Note 30  for more information. As of 31 December 2019, no member of the BoD or EB was the beneficial owner of more than 1% of UBS Group AG’s shares.

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

Movements in the loan, advances and mortgage balances are as follows.

Loans, advances and mortgages to key management personnel[1]
USD million, except where indicated	2019	2018
Balance at the beginning of the year	28	34
Additions	6	15
Reductions	(11)	(22)
Balance at the end of the year[2]	23	28
Balance at the end of the year (CHF million)[2,3]	22	27

1 All loans are secured loans.    2 No unused uncommitted credit facilities as of 31 December 2019. Excludes unused uncommitted credit facilities for one EB member of USD 3,000,000 (CHF 2,949,690) as of 31 December 2018.    3 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.

d) Other related-party transactions with entities controlled by key management personnel

In 2019 and 2018, UBS AG did not enter into transactions with entities that are directly or indirectly controlled or jointly controlled by UBS AG’s key management personnel or their close family members and as of 31 December 2019, 31 December 2018 and 31 December 2017, there were no outstanding balances related to such transactions. Furthermore, in 2019 and 2018, entities controlled by key management personnel did not sell any goods or provide any services to UBS AG, and therefore did not receive any fees from UBS AG. UBS AG also did not provide services to such entities in 2019 and 2018, and therefore also received no fees.

Consolidated financial statements
UBS AG consolidated financial statements

Note 35   Related parties (continued)

e) Transactions with associates and joint ventures

Loans to and outstanding receivables from associates and joint ventures
USD million	2019	2018
Carrying amount at the beginning of the year	829	565
Additions	145	276
Reductions	(5)	(13)
Foreign currency translation	13	0
Carrying amount at the end of the year	982	829
of which: unsecured loans	971	818

Other transactions with associates and joint ventures
	As of or for the year ended
USD million	31.12.19	31.12.18
Payments to associates and joint ventures for goods and services received	124	177
Fees received for services provided to associates and joint ventures	1	4
Liabilities to associates and joint ventures	101
Commitments and contingent liabilities to associates and joint ventures	1,598	4

→   Refer to Note 31  for an overview of investments in associates and joint ventures

f) Receivables and payables from / to UBS Group AG and other subsidiaries of UBS Group AG

USD million	31.12.19	31.12.18
Receivables
Loans and advances to customers	1,255	1,161
Financial assets at fair value held for trading	180	139
Other financial assets measured at amortized cost	60	105
Payables
Customer deposits	2,314	2,152
Funding from UBS Group AG and its subsidiaries	47,866	41,202
Other financial liabilities measured at amortized cost	1,829	1,711
Other financial liabilities designated at fair value[1]	217
1 Represents funding recognized from UBS Group AG and its subsidiaries that is designated at fair value. Refer to Note 22b for more information.

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

Net new money is calculated using the direct method, under which inflows and outflows to / from invested assets are determined at the client level based on transactions. Interest and dividend income from invested assets are not counted as net new money inflows. Market and currency movements as well as fees, commissions and interest on loans charged are excluded from net new money, as are the effects resulting from any acquisition or divestment of a UBS AG subsidiary or business. Reclassifications between invested assets and custody-only assets as a result of a change in the service level delivered are generally treated as net new money flows. However, where the change in service level directly results from an externally imposed regulation or from a strategic decision by UBS AG to exit a market or specific service offering, the one-time net effect is reported as Other effects.

The Investment Bank does not track invested assets and net new money. However, when a client is transferred from the Investment Bank to another business division, this may produce net new money even though client assets were already with UBS AG. There were no such transfers between the Investment Bank and other business divisions in 2019 and 2018.

Invested assets and net new money
	As of or for the year ended
USD billion	31.12.19	31.12.18
Fund assets managed by UBS	358	342
Discretionary assets	1,209	999
Other invested assets	2,040	1,760
Total invested assets[1]	3,607	3,101
of which: double counts	248	213
Net new money[1]	51	59
1 Includes double counts.

Development of invested assets
USD billion	2019	2018
Total invested assets at the beginning of the year[1]	3,101	3,262
Net new money	51	59
Market movements[2]	444	(180)
Foreign currency translation	6	(35)
Other effects	5	(5)
of which: acquisitions / (divestments)	(1)	7
Total invested assets at the end of the year[1]	3,607	3,101
1 Includes double counts. 2 Includes interest and dividend income.

Consolidated financial statements
UBS AG consolidated financial statements

Note 37   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate		Average rate[1]
	As of		For the year ended
	31.12.19	31.12.18	31.12.19	31.12.18	31.12.17
1 CHF	1.03	1.02	1.01	1.02	1.02
1 EUR	1.12	1.15	1.12	1.18	1.14
1 GBP	1.32	1.28	1.28	1.33	1.30
100 JPY	0.92	0.91	0.92	0.91	0.89

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

Note 38  Main differences between IFRS and Swiss GAAP

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

2. Classification and measurement of financial assets

Under IFRS, debt instruments are measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL) , depending on the nature of the business model within which the asset is held and the characteristics of the contractual cash flows of the asset. Equity instruments are accounted for at FVTPL by UBS AG.

Under Swiss GAAP, trading assets and derivatives are measured at FVTPL in line with IFRS. However, non-trading debt instruments are generally measured at amortized cost, even when the assets are managed on a fair value basis. In addition, the measurement of financial assets in the form of securities depends on the nature of the asset: debt instruments that are not held to maturity, i.e. instruments which are available for sale, as well as equity instruments with no permanent holding intent, are classified as Financial investments and measured at the lower of (amortized) cost or market value. Market value adjustments up to the original cost amount and realized gains or losses upon disposal of the investment are recorded in the income statement as Other income from  ordinary activities. Equity instruments with a permanent holding intent are classified as participations in Non-consolidated investments in subsidiaries and other participations and are measured at cost less impairment.

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

3. Fair value option applied to financial liabilities

Under IFRS, UBS AG applies the fair value option to certain financial liabilities not held for trading. Instruments for which the fair value option is applied are accounted for at FVTPL. The amount of change in the fair value that is attributable to changes in UBS AG’s own credit is presented in Other comprehensive income directly within Retained earnings. The fair value option is applied primarily to issued structured debt instruments, certain non-structured debt instruments, certain payables under repurchase agreements and cash collateral on securities lending agreements, amounts due under unit-linked investment contracts, and brokerage payables.

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

4. Allowances and provisions for credit losses

Under IFRS, allowances and provisions for credit losses are estimated based on an expected credit loss model. Expected credit losses (ECL) are recognized for financial assets measured at amortized cost, financial assets measured at FVOCI, fee and lease receivables, financial guarantees, loan commitments and certain other credit facilities. Maximum 12-month ECL are recognized from initial recognition of instruments in stage 1. Lifetime ECL are recognized for instruments in stage 2 if a significant increase in credit risk is observed subsequent to the instrument’s initial recognition. Lifetime ECL are also recognized for credit-impaired financial instruments, referred to as instruments in stage 3. Determination of whether an instrument is credit-impaired is based on the occurrence of one or more loss events.

Consolidated financial statements
UBS AG consolidated financial statements

Note 38   Main differences between IFRS and Swiss GAAP (continued)

Under Swiss GAAP, a claim is impaired and an allowance or provision for credit losses is recognized when objective evidence demonstrates that a loss event has occurred after the initial recognition and that the loss event has an effect on future cash flows that can be reliably estimated (incurred loss approach). UBS AG considers a claim to be impaired if it will be unable to collect all amounts due on it based on the original contractual terms as a result of credit deterioration of the issuer or counterparty. Impairment under the incurred loss approach is in line with ECL for credit-impaired claims in stage 3 under IFRS. A claim can be a loan or receivable or other debt instrument held to maturity measured at amortized cost, a debt instrument available for sale measured at the lower of amortized cost or market value, or a commitment, such as a letter of credit, a guarantee or a similar instrument.

An allowance for credit losses is reported as a decrease in the carrying amount of a financial asset. For an off-balance sheet item, such as a commitment, a provision for credit losses is reported in Provisions. Changes to allowances and provisions for credit losses are recognized in Credit loss (expense) / recovery.

5. Hedge accounting

Under IFRS, when cash flow hedge accounting is applied, the fair value gain or loss on the effective portion of the derivative designated as a cash flow hedge is recognized in equity. When fair value hedge accounting is applied, the fair value gains or losses of the derivative and the hedged item are recognized in the income statement.

Under Swiss GAAP, the effective portion of the fair value change of the derivative instrument designated as a cash flow or as a fair value hedge is deferred on the balance sheet as Other assets or Other liabilities. The carrying amount of the hedged item designated in fair value hedges is not adjusted for fair value changes attributable to the hedged risk.

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

Swiss GAAP requires that employer contributions to the pension fund are recognized as personnel expenses in the income statement. Furthermore, Swiss GAAP requires an assessment as to whether, based on the financial statements of the pension fund prepared in accordance with Swiss accounting standards (FER 26), an economic benefit to, or obligation of, the employer arises from the pension fund which is recognized in the balance sheet when conditions are met. Conditions for recording a pension asset or liability would be met if, for example, an employer contribution reserve is available or the employer is required to contribute to the reduction of a pension deficit (on an FER 26 basis).

Note 38   Main differences between IFRS and Swiss GAAP (continued)

8. Leasing

Under IFRS, a single lease accounting model applies that requires UBS AG to record a right-of-use (RoU) asset and a corresponding lease liability on the balance sheet when UBS AG is a lessee in a lease arrangement. The RoU asset and the lease liability are recognized when UBS AG acquires control of the physical use of the asset. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using UBS AG’s unsecured borrowing rate. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset and/or lease incentives received. The RoU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset.

     Under Swiss GAAP, leases that transfer substantially all the risks and rewards, but not necessarily legal title in the underlying assets, are classified as finance leases. All other leases are classified as operating leases. Whereas finance leases are recognized on the balance sheet and measured in line with IFRS, operating lease payments are recognized as General and administrative expenses on a straight-line basis over the lease term, which commences with control of the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are recognized on a consistent basis over the lease term.

9. Netting of replacement values

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

10. Negative interest

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

11. Extraordinary income and expense

Certain non-recurring and non-operating income and expense items, such as realized gains or losses from the disposal of participations, fixed and intangible assets, as well as reversals of impairments of participations and fixed assets, are classified as extraordinary items under Swiss GAAP. This distinction is not available under IFRS. p

Consolidated financial statements
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

The joint liability of UBS Switzerland AG for contractual obligations of UBS AG decreased in 2019 by USD 9 billion to USD 17 billion as of 31 December 2019, mainly driven by contractual maturities and, to a lesser extent, early extinguishments of UBS AG liabilities which existed at the date of the asset transfer in the second quarter of 2015.

Note 39   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
USD million	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
For the year ended 31 December 2019
Operating income[3]
Interest income	8,966	4,104	5,380	(3,028)	15,421
Interest expense	(9,472)	(1,021)	(3,583)	3,070	(11,006)
Net interest income	(506)	3,083	1,796	42	4,415
Other net income from financial instruments measured at fair value through profit or loss	5,116	924	1,114	(322)	6,833
Credit loss (expense) / recovery	(51)	7	(33)	0	(78)
Fee and commission income	3,285	4,342	12,527	(997)	19,156
Fee and commission expense	(674)	(819)	(1,188)	986	(1,696)
Net fee and commission income	2,610	3,523	11,338	(11)	17,460
Other income	4,962	259	1,960	(6,504)	677
Total operating income	12,131	7,796	16,176	(6,795)	29,307
Operating expenses
Personnel expenses	3,251	1,936	8,614	0	13,801
General and administrative expenses	3,467	3,181	4,565	(2,627)	8,586
Depreciation and impairment of property, equipment and software	861	221	602	(108)	1,576
Amortization and impairment of goodwill and intangible assets	94	0	170	(88)	175
Total operating expenses	7,672	5,338	13,951	(2,823)	24,138
Operating profit / (loss) before tax	4,458	2,458	2,225	(3,972)	5,169
Tax expense / (benefit)	176	514	530	(21)	1,198
Net profit / (loss)	4,283	1,944	1,695	(3,951)	3,971
Net profit / (loss) attributable to non-controlling interests	0	0	6	0	6
Net profit / (loss) attributable to shareholders	4,283	1,944	1,689	(3,951)	3,965

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at www.ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 The column ”Other subsidiaries“ includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG, as well as standalone information for other subsidiaries.    3 Effective 1 January 2019, UBS AG, UBS Switzerland AG and certain other subsidiaries refined the presentation of dividend income and expense, reclassifying dividends from Interest income (expense) to Other net income from financial instruments measured at fair value through profit or loss. Prior-year comparative information was restated accordingly. Refer to Note 1b for more information.

Consolidated financial statements
UBS AG consolidated financial statements

Note 39   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income
USD million	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
For the year ended 31 December 2019

Comprehensive income attributable to shareholders
Net profit / (loss)	4,283	1,944	1,689	(3,951)	3,965

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	(12)	150	39	(85)	92
Financial assets measured at fair value through other comprehensive income, net of tax	0	0	117	0	117
Cash flow hedges, net of tax	870	140	147	(15)	1,143
Total other comprehensive income that may be reclassified to the income statement, net of tax	859	290	303	(100)	1,351

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	(78)	(6)	(75)	(11)	(170)
Own credit on financial liabilities designated at fair value, net of tax	(392)				(392)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(470)	(6)	(75)	(11)	(562)

Total other comprehensive income	388	284	228	(111)	789
Total comprehensive income attributable to shareholders	4,671	2,228	1,917	(4,062)	4,754

Total comprehensive income attributable to non-controlling interests			2		2
Total comprehensive income	4,671	2,228	1,919	(4,062)	4,756

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at www.ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 The column ”Other subsidiaries“ includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG, as well as standalone information for other subsidiaries.

Note 39   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet
USD million	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
As of 31 December 2019
Assets
Cash and balances at central banks	36,386	60,926	9,756		107,068
Loans and advances to banks	32,888	7,992	17,430	(45,931)	12,379
Receivables from securities financing transactions	56,946	12,536	42,534	(27,771)	84,245
Cash collateral receivables on derivative instruments	22,830	990	8,508	(9,038)	23,289
Loans and advances to customers	88,386	193,543	63,676	(17,612)	327,992
Other financial assets measured at amortized cost	5,723	8,168	11,448	(2,327)	23,012
Total financial assets measured at amortized cost	243,159	284,154	153,351	(102,679)	577,985
Financial assets at fair value held for trading	113,802	53	15,320	(1,479)	127,695
of which: assets pledged as collateral that may be sold or repledged by counterparties	58,599	0	5,386	(22,701)	41,285
Derivative financial instruments	118,708	4,251	29,782	(30,899)	121,843
Brokerage receivables	11,453		6,556	(1)	18,007
Financial assets at fair value not held for trading	49,525	6,701	41,908	(14,498)	83,636
Total financial assets measured at fair value through profit or loss	293,488	11,004	93,565	(46,877)	351,181
Financial assets measured at fair value through other comprehensive income	176		6,169		6,345
Investments in subsidiaries and associates	51,212	28	39	(50,227)	1,051
Property, equipment and software[3]	7,318	1,144	3,749	(385)	11,826
Goodwill and intangible assets	222		6,212	35	6,469
Deferred tax assets	618	0	8,895		9,513
Other non-financial assets	5,060	1,770	857	(140)	7,547
Total assets	601,252	298,101	272,837	(200,273)	971,916
Liabilities
Amounts due to banks	55,738	28,240	35,773	(113,181)	6,570
Payables from securities financing transactions	21,326	565	13,583	(27,696)	7,778
Cash collateral payables on derivative instruments	30,571	98	9,773	(9,027)	31,416
Customer deposits	85,954	239,226	86,550	38,861	450,591
Funding from UBS Group AG and its subsidiaries[4]	47,866				47,866
Debt issued measured at amortized cost	54,317	8,583	5	(70)	62,835
Other financial liabilities measured at amortized cost[3]	5,345	2,666	5,204	(2,842)	10,373
Total financial liabilities measured at amortized cost	301,117	279,379	150,888	(113,954)	617,429
Financial liabilities at fair value held for trading	25,292	383	6,233	(1,317)	30,591
Derivative financial instruments	117,597	4,046	30,089	(30,852)	120,880
Brokerage payables designated at fair value	25,358		11,877	(3)	37,233
Debt issued designated at fair value	65,677		952	(38)	66,592
Other financial liabilities designated at fair value	8,571		31,031	(3,445)	36,157
Total financial liabilities measured at fair value through profit or loss	242,495	4,429	80,184	(35,655)	291,452
Provisions	1,101	196	1,641		2,938
Other non-financial liabilities	1,644	931	3,559	34	6,168
Total liabilities	546,357	284,936	236,271	(149,576)	917,988

Equity attributable to shareholders	54,895	13,165	36,391	(50,697)	53,754
Equity attributable to non-controlling interests			174		174
Total equity	54,895	13,165	36,566	(50,697)	53,928
Total liabilities and equity	601,252	298,101	272,837	(200,273)	971,916

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at www.ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 The column ”Other subsidiaries“ includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG, as well as standalone information for other subsidiaries.    3 Includes the effects of the adoption of IFRS 16, Leases, as of 1 January 2019. Refer to Note 1 for more information.    4 Represents funding from UBS Group AG to UBS AG.

Consolidated financial statements
UBS AG consolidated financial statements

Note 39   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
USD million	UBS AG1	UBS Switzerland AG1	Other subsidiaries[1]	UBS AG (consolidated)
For the year ended 31 December 2019
Net cash flow from / (used in) operating activities	17,531	8,882	(7,608)	18,805
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(6)	0	(20)	(26)
Disposal of subsidiaries, associates and intangible assets[2]	100	0	14	114
Purchase of property, equipment and software	(628)	(173)	(600)	(1,401)
Disposal of property, equipment and software	10	0	1	11
Purchase of financial assets measured at fair value through other comprehensive income	(10)	0	(3,414)	(3,424)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	10	0	3,904	3,913
Net (purchase) / redemption of debt securities measured at amortized cost	(1,045)	437	45	(562)
Net cash flow from / (used in) investing activities	(1,569)	264	(70)	(1,374)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(17,150)	0	0	(17,149)
Distributions paid on UBS shares	(3,250)	0	0	(3,250)
Repayment of lease liabilities	(262)	0	(234)	(496)
Issuance of long-term debt, including debt issued designated at fair value	58,437	621	142	59,199
Repayment of long-term debt, including debt issued designated at fair value	(67,113)	(752)	(1,017)	(68,883)
Funding from UBS Group AG and its subsidiaries[3]	5,848	0	0	5,848
Net changes in non-controlling interests	0	0	(8)	(8)
Net activity related to group internal capital transactions and dividends	3,569	(2,055)	(1,514)	0
Net cash flow from / (used in) financing activities	(19,922)	(2,186)	(2,630)	(24,738)

Total cash flow
Cash and cash equivalents at the beginning of the year	42,895	54,757	28,201	125,853
Net cash flow from / (used in) operating, investing and financing activities	(3,960)	6,961	(10,308)	(7,307)
Effects of exchange rate differences on cash and cash equivalents	664	833	(239)	1,258
Cash and cash equivalents at the end of the year[4]	39,598	62,551	17,655	119,804
of which: cash and balances at central banks	36,275	60,926	9,756	106,957
of which: loans and advances to banks	2,697	1,127	7,493	11,317
of which: money market paper[5]	626	498	406	1,530

1 Cash flows generally represent a third-party view from a UBS AG consolidated perspective, except for Net activity related to group internal capital transactions and dividends.    2 Includes dividends received from associates.    3 Represents funding from UBS Group AG to UBS AG.    4 Comprises balances with an original maturity of three months or less. USD 3,192 million of cash and cash equivalents were restricted.    5 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading, and Other financial assets measured at amortized cost.

Note 39   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
USD million	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
For the year ended 31 December 2018
Operating income[3]
Interest income	8,176	4,263	5,308	(2,960)	14,787
Interest expense	(8,673)	(901)	(3,240)	2,998	(9,815)
Net interest income	(497)	3,363	2,068	38	4,971
Other net income from financial instruments measured at fair value through profit or loss	5,204	889	970	(110)	6,953
Credit loss (expense) / recovery	(37)	(52)	(9)	(19)	(117)
Fee and commission income	2,655	4,474	13,159	(656)	19,632
Fee and commission expense	(851)	(391)	(1,108)	648	(1,703)
Net fee and commission income	1,804	4,083	12,050	(8)	17,930
Other income	4,722	198	2,110	(6,125)	905
Total operating income	11,196	8,480	17,189	(6,223)	30,642
Operating expenses
Personnel expenses	3,592	1,890	8,510	0	13,992
General and administrative expenses	4,691	3,471	5,403	(3,490)	10,075
Depreciation and impairment of property, equipment and software	715	21	316	0	1,052
Amortization and impairment of goodwill and intangible assets	3	0	62	0	65
Total operating expenses	9,001	5,382	14,291	(3,490)	25,184
Operating profit / (loss) before tax	2,195	3,098	2,898	(2,733)	5,458
Tax expense / (benefit)	25	670	577	73	1,345
Net profit / (loss)	2,170	2,428	2,321	(2,806)	4,113
Net profit / (loss) attributable to non-controlling interests	0	0	7	0	7
Net profit / (loss) attributable to shareholders	2,170	2,428	2,314	(2,806)	4,107

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at www.ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 The column ”Other subsidiaries“ includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE, UBS Asset Management AG and UBS Limited, as well as standalone information for other subsidiaries.    3 Effective 1 January 2019, UBS AG, UBS Switzerland AG and certain other subsidiaries refined the presentation of dividend income and expense, reclassifying dividends from Interest income (expense) to Other net income from financial instruments measured at fair value through profit or loss. Prior-year comparative information was restated accordingly. Refer to Note 1b for more information.

Consolidated financial statements
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

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at www.ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 The column ”Other subsidiaries“ includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE, UBS Asset Management AG and UBS Limited, as well as standalone information for other subsidiaries.

Note 39   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet
USD million	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
As of 31 December 2018
Assets
Cash and balances at central banks	36,350	53,490	18,530		108,370
Loans and advances to banks	34,063	7,405	21,151	(45,978)	16,642
Receivables from securities financing transactions	70,028	28,637	51,617	(54,932)	95,349
Cash collateral receivables on derivative instruments	23,136	559	12,148	(12,240)	23,603
Loans and advances to customers	93,141	188,013	62,166	(21,838)	321,482
Other financial assets measured at amortized cost	4,696	8,564	11,247	(1,869)	22,637
Total financial assets measured at amortized cost	261,415	286,667	176,858	(136,857)	588,084
Financial assets at fair value held for trading	92,784	62	15,578	(3,911)	104,513
of which: assets pledged as collateral that may be sold or repledged by counterparties	49,509	0	7,326	(24,714)	32,121
Derivative financial instruments	119,590	3,834	38,760	(35,972)	126,212
Brokerage receivables	11,063		5,779	(2)	16,840
Financial assets at fair value not held for trading	50,592	7,177	41,184	(16,566)	82,387
Total financial assets measured at fair value through profit or loss	274,030	11,073	101,300	(56,451)	329,953
Financial assets measured at fair value through other comprehensive income	171		6,495		6,667
Investments in subsidiaries and associates	50,971	20	31	(49,922)	1,099
Property, equipment and software	6,546	242	1,714	(24)	8,479
Goodwill and intangible assets	308		6,395	(56)	6,647
Deferred tax assets	533	198	9,282	52	10,066
Other non-financial assets	4,623	1,659	766	14	7,062
Total assets	598,598	299,860	302,842	(243,244)	958,055

Liabilities
Amounts due to banks	36,430	24,774	44,377	(94,618)	10,962
Payables from securities financing transactions	36,840	1,167	27,297	(55,008)	10,296
Cash collateral payables on derivative instruments	28,096	35	12,894	(12,118)	28,906
Customer deposits	77,180	245,452	82,360	16,994	421,986
Funding from UBS Group AG and its subsidiaries[3]	41,202				41,202
Debt issued measured at amortized cost	82,653	8,578	587	(573)	91,245
Other financial liabilities measured at amortized cost	4,170	1,454	3,790	(1,838)	7,576
Total financial liabilities measured at amortized cost	306,571	281,460	171,305	(147,161)	612,174
Financial liabilities at fair value held for trading	23,455	493	8,829	(3,828)	28,949
Derivative financial instruments	119,131	3,510	39,107	(36,025)	125,723
Brokerage payables designated at fair value	26,559		11,875	(14)	38,420
Debt issued designated at fair value	55,378		1,670	(17)	57,031
Other financial liabilities designated at fair value	10,936		28,618	(5,959)	33,594
Total financial liabilities measured at fair value through profit or loss	235,458	4,004	90,098	(45,843)	283,717
Provisions	1,361	163	1,850	83	3,457
Other non-financial liabilities	1,676	929	3,623	47	6,275
Total liabilities	545,067	286,556	266,876	(192,875)	905,624

Equity attributable to shareholders	53,531	13,304	35,790	(50,369)	52,256
Equity attributable to non-controlling interests			176		176
Total equity	53,531	13,304	35,966	(50,369)	52,432
Total liabilities and equity	598,598	299,860	302,842	(243,244)	958,055

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at www.ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 The column ”Other subsidiaries“ includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE, UBS Asset Management AG and UBS Limited, as well as standalone information for other subsidiaries.    3 Represents funding from UBS Group Funding (Switzerland) AG to UBS AG.

Consolidated financial statements
UBS AG consolidated financial statements

Note 39   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
USD million	UBS AG2	UBS Switzerland AG2	Other subsidiaries[2]	UBS AG (consolidated)
For the year ended 31 December 2018[1]
Net cash flow from / (used in) operating activities	(652)	14,887	13,509	27,744
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(124)	(5)	(158)	(287)
Disposal of subsidiaries, associates and intangible assets[3]	97	0	40	137
Purchase of property, equipment and software	(822)	(170)	(481)	(1,473)
Disposal of property, equipment and software	111	0	3	114
Purchase of financial assets measured at fair value through other comprehensive income	(170)	0	(1,829)	(1,999)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	20	15	1,325	1,361
Net (purchase) / redemption of debt securities measured at amortized cost	(1,000)	2,111	(4,881)	(3,770)
Net cash flow from / (used in) investing activities	(1,888)	1,951	(5,982)	(5,918)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(12,295)	(3)	53	(12,245)
Distributions paid on UBS shares	(3,098)	0	0	(3,098)
Issuance of long-term debt, including debt issued designated at fair value	53,294	872	560	54,726
Repayment of long-term debt, including debt issued designated at fair value	(42,759)	(812)	(772)	(44,344)
Funding from UBS Group AG and its subsidiaries[4]	5,956	0	0	5,956
Net changes in non-controlling interests	0	0	(31)	(31)
Net activity related to group internal capital transactions and dividends	3,000	(2,372)	(628)	0
Net cash flow from / (used in) financing activities	4,098	(2,315)	(820)	963

Total cash flow
Cash and cash equivalents at the beginning of the year	41,570	40,961	22,256	104,787
Net cash flow from / (used in) operating, investing and financing activities	1,559	14,523	6,707	22,789
Effects of exchange rate differences on cash and cash equivalents	(234)	(726)	(762)	(1,722)
Cash and cash equivalents at the end of the year[5]	42,895	54,757	28,201	125,853
of which: cash and balances at central banks	36,248	53,490	18,530	108,268
of which: loans and advances to banks	4,849	1,249	9,354	15,452
of which: money market paper[6]	1,798	18	318	2,133

1 Upon adoption of IFRS 9 on 1 January 2018, cash flows from certain financial assets previously classified as available-for-sale assets have been reclassified from investing to operating activities as the assets are accounted for at fair value through profit or loss effective 1 January 2018. Refer to Note 1c of the Annual Report 2018 for more information.    2 Cash flows generally represent a third-party view from a UBS AG consolidated perspective, except for Net activity related to group internal capital transactions and dividends.    3 Includes dividends received from associates.    4 Represents funding from UBS Group Funding (Switzerland) AG to UBS AG.    5 Comprises balances with an original maturity of three months or less. USD 5,245 million of cash and cash equivalents were restricted.    6 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.

Note 39   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
USD million	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
For the year ended 31 December 2017
Operating income[3]
Interest income	7,219	4,063	3,774	(2,338)	12,717
Interest expense	(6,101)	(680)	(2,161)	2,245	(6,696)
Net interest income	1,118	3,383	1,613	(93)	6,021
Other net income from financial instruments measured at fair value through profit or loss	3,821	918	836	64	5,640
Credit loss (expense) / recovery	(139)	(23)	(9)	40	(131)
Fee and commission income	2,561	4,424	13,315	(911)	19,390
Fee and commission expense	(968)	(380)	(1,357)	865	(1,840)
Net fee and commission income	1,594	4,045	11,958	(46)	17,550
Other income	4,387	172	3,022	(6,616)	965
Total operating income	10,780	8,495	17,420	(6,651)	30,044
Operating expenses
Personnel expenses	4,488	2,060	8,403	0	14,952
General and administrative expenses	4,922	3,400	5,760	(5,081)	9,001
Depreciation and impairment of property, equipment and software	664	11	270	0	945
Amortization and impairment of goodwill and intangible assets	8	0	63	0	71
Total operating expenses	10,082	5,472	14,496	(5,081)	24,969
Operating profit / (loss) before tax	698	3,023	2,924	(1,570)	5,076
Tax expense / (benefit)	458	628	3,156	0	4,242
Net profit / (loss)	240	2,395	(232)	(1,570)	834
Net profit / (loss) attributable to preferred noteholders	73	0	0	0	73
Net profit / (loss) attributable to non-controlling interests	0	0	4	0	4
Net profit / (loss) attributable to shareholders	168	2,395	(236)	(1,569)	758

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at www.ubs.com/investors for information prepared in accordance with Swiss GAAP.    2  The column ”Other subsidiaries“ includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE, UBS Asset Management AG and UBS Limited, as well as standalone information for other subsidiaries.    3 Effective 1 January 2019, UBS AG, UBS Switzerland AG and certain other subsidiaries refined the presentation of dividend income and expense, reclassifying dividends from Interest income (expense) to Other net income from financial instruments measured at fair value through profit or loss. Prior-year comparative information was restated accordingly. Refer to Note 1b for more information.

Consolidated financial statements
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

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at www.ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 The column ”Other subsidiaries“ includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE, UBS Asset Management AG and UBS Limited, as well as standalone information for other subsidiaries.

Note 39   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
USD million	UBS AG1	UBS Switzerland AG1	Other subsidiaries[1]	UBS AG (consolidated)
For the year ended 31 December 2017
Net cash flow from / (used in) operating activities	(35,057)	(8,742)	(9,348)	(53,147)
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(2)	(104)	(106)
Disposal of subsidiaries, associates and intangible assets[2]	291	0	48	339
Purchase of property, equipment and software	(1,054)	(86)	(393)	(1,532)
Disposal of property, equipment and software	1	0	209	210
Purchase of financial assets measured at fair value through other comprehensive income	(234)	0	(8,393)	(8,626)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	3,489	1,580	10,181	15,250
Net (purchase) / redemption of financial assets held to maturity	(455)	364	0	(91)
Net cash flow from / (used in) investing activities	2,039	1,856	1,548	5,444
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	24,556	(5)	(50)	24,500
Distributions paid on UBS shares	(2,219)	0	0	(2,219)
Issuance of long-term debt, including debt issued designated at fair value	39,232	631	409	40,270
Repayment of long-term debt, including debt issued designated at fair value	(43,605)	(589)	(993)	(45,187)
Funding from UBS Group AG and its subsidiaries[3]	11,180	0	0	11,180
Dividends paid and repayments of preferred notes	(782)	0	0	(782)
Net changes in non-controlling interests	0	0	(5)	(5)
Net activity related to group internal capital transactions and dividends	1,264	(194)	(1,071)	0
Net cash flow from / (used in) financing activities	29,625	(158)	(1,710)	27,758

Total cash flow
Cash and cash equivalents at the beginning of the year	43,495	45,815	29,674	118,984
Net cash flow from / (used in) operating, investing and financing activities	(3,393)	(7,043)	(9,510)	(19,944)
Effects of exchange rate differences on cash and cash equivalents	1,466	2,189	2,094	5,749
Cash and cash equivalents at the end of the year[4]	41,570	40,961	22,256	104,787
of which: cash and balances at central banks	37,420	39,461	13,086	89,968
of which: loans and advances to banks	2,344	1,492	8,890	12,726
of which: money market paper[5]	1,806	7	280	2,093

1 Cash flows generally represent a third-party view from a UBS AG consolidated perspective, except for Net activity related to group internal capital transactions and dividends.    2 Includes dividends received from associates.    3 Represents funding from UBS Group Funding (Switzerland) AG to UBS AG.    4 Comprises balances with an original maturity of three months or less. USD 2,497 of cash and cash equivalents were restricted.    5 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.

p

Significant regulated subsidiary and sub-group information

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures
for our significant regulated subsidiaries
and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)	UBS Americas Holding LLC (consolidated)
	USD million, except where indicated		CHF million, except where indicated		EUR million, except where indicated	USD million, except where indicated
As of or for the year ended	31.12.19	31.12.18	31.12.19	31.12.18	31.12.19[1]	31.12.19	31.12.18[2]

Financial information[3,4,5]
Income statement
Total operating income	11,975	12,040	7,688	8,257	997	12,169	12,953
Total operating expenses	8,086	9,539	6,351	6,439	810	10,830	11,162
Operating profit / (loss) before tax	3,889	2,501	1,337	1,818	186	1,339	1,791
Net profit / (loss)	3,848	3,333	1,039	1,401	188	730	3,969
Balance sheet
Total assets	478,946	480,238	285,014	293,034	46,247	139,293	142,761
Total liabilities	427,242	429,130	272,341	279,200	41,756	111,016	115,340
Total equity	51,705	51,107	12,673	13,834	4,490	28,277	27,421

Capital[6,7]
Common equity tier 1 capital	49,521	49,411	10,895	10,225	3,486	11,939	11,746
Additional tier 1 capital	11,958	7,805	4,711	4,243	290	3,048	2,141
Tier 1 capital	61,479	57,217	15,606	14,468	3,776	14,987	13,887
Total going concern capital[8]	66,632	63,225	15,606	14,468	3,776
Tier 2 capital						714	714
Total gone concern loss-absorbing capacity[8,9]			10,915	10,932	1,840[10]
Total capital					3,776	15,702	14,601
Total loss-absorbing capacity[8,9]			26,521	25,400	5,616

Risk-weighted assets and leverage ratio denominator[6,7]
Risk-weighted assets	287,999	292,888	99,667	95,646	15,146	54,058	54,063
Leverage ratio denominator	589,127	601,013	302,304	306,487	41,924	127,290	122,829

Capital and leverage ratios (%)[6,7]
Common equity tier 1 capital ratio	17.2	16.9	10.9	10.7	23.0	22.1	21.7
Tier 1 capital ratio					24.9	27.7	25.7
Going concern capital ratio[8]	23.1	21.6	15.7	15.1
Total capital ratio					24.9	29.0	27.0
Total loss-absorbing capacity ratio[8]			26.6	26.6	37.1
Leverage ratio[11]	11.3	10.5			9.0	11.8	11.3
Total loss-absorbing capacity leverage ratio[8]			8.8	8.3	13.4

Liquidity[7,8,12]
High-quality liquid assets (billion)	74	76	67	67	14
Net cash outflows (billion)	54	55	52	53	10[13]
Liquidity coverage ratio (%)[14,15]	137	139	130	128	147[13]

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[16]			17	26

1 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE became a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different. Comparatives for 31 December 2018 have not been provided in the table because data produced on the same basis is not available.    2 Figures as of or for the year ended 31 December 2018 have been adjusted for consistency with the full-year audited financial statements and/or local regulatory reporting, which were finalized after the publication of the UBS Group AG Annual Report 2018 and the 31 December 2018 Pillar 3 report on 15 March 2019.    3 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and Banking Ordinance), but does not represent financial statements under Swiss GAAP.    4 UBS Europe SE financial information is prepared in accordance with International Financial Reporting Standards (IFRS), but does not represent financial statements under IFRS.    5 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent financial statements under US GAAP.    6 For UBS AG and UBS Switzerland AG, based on applicable transitional arrangements for Swiss systemically relevant banks (SRBs). For UBS Europe SE, based on applicable EU Basel III rules. For UBS Americas Holding LLC, based on applicable US Basel III rules.    7 Refer to the 31 December 2019 Pillar 3 report available under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    8 There was no local disclosure requirement for UBS Americas Holding LLC as of 31 December 2019 and 31 December 2018.    9 Total loss-absorbing capacity of UBS Americas Holding LLC is disclosed on a semi-annual basis in our Pillar 3 report.    10 Consists of positions which meet the conditions laid down in Art. 72a–b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    11 For UBS AG, on the basis of going concern capital. On the basis of tier 1 capital for UBS Europe SE and UBS Americas Holding LLC.    12 For UBS Europe SE, figures as of 31 December 2019 are based on a ten-month average, rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger.    13 Revised calculation excludes inflows from overdrafts which we cannot demand repayment of within 30 days.    14 UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.    15 UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.    16 Refer to the “Capital management” section of this report for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG contribute a significant portion of their respective capital and provide substantial liquidity to their  subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The table in this section summarizes the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

→   Refer to “Capital and capital ratios of our significant regulated subsidiaries” in the “Capital management” section of this report for more information

→   Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of this report for more information.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

In June 2019, the Federal Reserve Board released the results of its Comprehensive Capital Analysis and Review (CCAR) and did not object to the capital plan of UBS Americas Holding LLC, our US intermediate holding company.

Standalone regulatory information for UBS AG and UBS Switzerland AG, as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC is provided in the 31 December 2019 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors.

Standalone financial statements for UBS Group AG as well as standalone financial statements and regulatory information for UBS AG and UBS Switzerland AG are available under “Holding company and significant regulatory subsidiaries and sub-groups” at www.ubs.com/investors.

Additional regulatory information

681	UBS Group AG consolidated supplemental disclosures required under SEC regulations

681	A – Introduction

682	B – Selected financial data
682	Key figures
684	Income statement data
684	Cash dividends received from investments in subsidiaries
685	Balance sheet data

686	C – Information about the company
686	Property, plant and equipment

687	D – Information required by industry guide 3
687	Selected statistical information
688	Average balances and interest rates
691	Analysis of changes in interest income and expense
693	Deposits
694	Short-term borrowings
694	Investments in debt instruments
697	Loans and advances to banks and customers by industry (gross)
699	Loans and advances to banks and customers – mortgages (gross)
699	Loans and advances to banks and customers – maturity profile (gross)
700	Non-performing loans
701	Cross-border outstandings
702	Summary of movements in expected credit loss allowances and provisions
703	Allocation of the expected credit loss allowances and provisions

704	UBS AG consolidated supplemental disclosures required under SEC regulations

704	A – Introduction

705	B – Selected financial data
705	Key figures
707	Income statement data
707	Cash dividends received from investments in subsidiaries and associates
708	Balance sheet data

709	C – Information about the company
709	Property, plant and equipment

710	D – Information required by industry guide 3
710	Selected statistical information
711	Average balances and interest rates
714	Analysis of changes in interest income and expense
716	Deposits
717	Short-term borrowings
717	Investments in debt instruments
720	Loans and advances to banks and customers by industry (gross)
722	Loans and advances to banks and customers – mortgages (gross)
722	Loans and advances to banks and customers – maturity profile (gross)
723	Non-performing loans
724	Cross-border outstandings
725	Summary of movements in expected credit loss allowances and provisions
726	Allocation of the expected credit loss allowances and provisions

UBS Group AG consolidated supplemental disclosures required under SEC regulations

A – Introduction

The following pages contain supplemental UBS Group AG disclosures that are required under SEC regulations. UBS Group AG’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are denominated in US dollars (USD), which is also the functional currency of: UBS Group AG; UBS AG’s Head Office; UBS AG, London Branch; and UBS’s US-based operations.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

B – Selected financial data

Key figures
	As of or for the year ended
USD million, except where indicated	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Group results
Operating income	28,889	30,213	29,622	28,729	31,727
Operating expenses	23,312	24,222	24,272	24,519	26,026
Operating profit / (loss) from continuing operations before tax	5,577	5,991	5,351	4,209	5,701
Net profit / (loss) attributable to shareholders	4,304	4,516	969	3,348	6,473
Diluted earnings per share (USD)[1]	1.14	1.18	0.25	0.88	1.71
Profitability and growth[2]
Return on equity (%)	7.9	8.6	1.8	6.1	12.0
Return on tangible equity (%)	9.0	9.8	2.0	6.9	13.9
Return on common equity tier 1 capital (%)	12.4	13.1	3.0	10.9	20.9
Return on risk-weighted assets, gross (%)	11.0	11.8	12.6	13.1	14.5
Return on leverage ratio denominator, gross (%)	3.2	3.3	3.3	3.2
Cost / income ratio (%)	80.5	79.9	81.6	85.2	81.7
Adjusted cost / income ratio (%)	78.9	79.5	78.2	80.8	80.4
Effective tax rate (%)	22.7	24.5	80.5	18.5	(17.0)
Net profit growth (%)	(4.7)	366.0	(71.1)	(48.3)	70.6
Resources
Total assets	972,183	958,489	939,279	918,906	941,380
Equity attributable to shareholders	54,533	52,928	52,495	52,916	55,336
Common equity tier 1 capital[3]	35,582	34,119	33,516	30,156	29,994
Risk-weighted assets[3]	259,208	263,747	243,636	218,785	207,189
Common equity tier 1 capital ratio (%)[4]	13.7	12.9	13.8	13.8	14.5
Going concern capital ratio (%)[3,6]	20.0	17.5	17.6	17.9
Total loss-absorbing capacity ratio (%)[3,6]	34.6	31.7	33.0	31.1
Leverage ratio denominator[3,5]	911,325	904,598	909,032	855,255	896,129
Common equity tier 1 leverage ratio (%)[4,5]	3.90	3.77	3.69	3.53	3.35
Going concern leverage ratio (%)[5,6]	5.7	5.1	4.7	4.6
Total loss-absorbing capacity leverage ratio (%)[3,5,6]	9.8	9.3	8.8	7.9
Average equity / average assets ratio (%)[7]	5.1	5.0	5.4	5.3	4.9

Key figures (continued)
	As of or for the year ended
USD million, except where indicated	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Other
Invested assets (USD billion)[8]	3,607	3,101	3,262	2,761	2,674
Personnel (full-time equivalents)[9]	68,601	66,888	61,253	59,387	60,099
Americas	21,036	21,309	20,770	20,522	20,816
of which: USA	20,232	20,495	19,944	19,695	19,897
Asia Pacific	13,956	12,119	8,959	7,539	7,539
Europe, Middle East and Africa (excluding Switzerland)	12,918	12,620	11,097	10,746	10,505
of which: UK	5,704	5,782	5,274	5,206	5,373
of which: rest of Europe (excluding Switzerland)	7,048	6,670	5,662	5,373	4,957
of which: Middle East and Africa	166	168	161	167	176
Switzerland	20,691	20,840	20,427	20,581	21,238
Market capitalization[10]	45,661	45,907	68,477	58,177	73,099
Total book value per share (USD)[10]	15.08	14.35	14.11	14.25	14.75
Tangible book value per share (USD)[10]	13.29	12.55	12.34	12.52	13.00
Registered ordinary shares (number)[10]	3,859,055,395	3,855,634,749	3,853,096,603	3,850,766,389	3,849,731,535
Treasury shares (number)[10]	243,021,296	166,467,802	132,301,550	138,441,772	98,706,275

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Performance targets and measurement” section of this report for more information about our performance targets.    3 Based on the Swiss systemically relevant bank (SRB) framework as of 1 January 2020 and the fully applied Basel III framework. Refer to the “Capital management” section of the report for the respective period for more information.    4 Based on the Swiss SRB framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    5 From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules.    6 Based on the revised Swiss SRB framework that became effective on 1 July 2016, therefore figures for periods prior to 31 December 2015 are not available. Refer to the “Capital management” section of this report for more information.    7 Calculated as average equity divided by average assets.    8 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    9 Personnel (full-time equivalents) as of 31 December 2019 has been amended compared with our fourth quarter 2019 report, resulting in a decrease of 61.    10 Refer to “UBS shares” in the “Capital management” section of this report for more information.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Income statement data
	For the year ended
USD million, except where indicated	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Net interest income[1]	4,501	5,048	6,070	6,206	6,213
Other net income from financial instruments measured at fair value through profit or loss[1]	6,842	6,960	5,637	5,291	6,752
Credit loss (expense) / recovery	(78)	(118)	(131)	(38)	(118)
Fee and commission income	19,110	19,598	19,362	18,374	19,738
Fee and commission expense	(1,696)	(1,703)	(1,840)	(1,781)	(1,948)
Net fee and commission income	17,413	17,895	17,522	16,593	17,790
Other income	212	428	524	677	1,090
Total operating income	28,889	30,213	29,622	28,729	31,727
Total operating expenses	23,312	24,222	24,272	24,519	26,026
Operating profit / (loss) before tax	5,577	5,991	5,351	4,209	5,701
Tax expense / (benefit)	1,267	1,468	4,305	777	(967)
Net profit / (loss)	4,310	4,522	1,046	3,432	6,668
Net profit / (loss) attributable to non-controlling interests	6	7	77	84	195
Net profit / (loss) attributable to shareholders	4,304	4,516	969	3,348	6,473
Cost / income ratio (%)	80.5	79.9	81.6	85.2	81.7
Per share data
Basic earnings per share (USD)[2]	1.17	1.21	0.26	0.90	1.75
Diluted earnings per share (USD)[2]	1.14	1.18	0.25	0.88	1.71
Ordinary cash dividends declared per share (CHF)[3,4]		0.70	0.65	0.60	0.60
Ordinary cash dividends declared per share (USD)[3,4]	0.73	0.69	0.65	0.61	0.62
Special cash dividends declared per share (CHF)[3,4]					0.25
Special cash dividends declared per share (USD)[3,4]					0.26
Dividend payout ratio (%)	64	60[5]	260	69	51
Rates of return (%)
Return on equity attributable to shareholders	7.9	8.6	1.8	6.1	12.0
Return on average equity	7.9	8.6	1.8	6.1	11.9
Return on average assets	0.4	0.4	0.1	0.3	0.6

1 Effective 1 January 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from Net interest income to Other net income from financial instruments measured at fair value through profit or loss. Prior-year comparative information was restated accordingly.    2 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    3 Dividends and/or distribution of the capital contribution reserve are normally approved and paid in the year subsequent to the reporting period.    4 Refer to “Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve” in the UBS Group AG standalone financial statements for more information.    5 The dividend payout ratio for the year ended 31 December 2018 was calculated based on the dividend per share in Swiss francs translated to US dollars using the closing exchange rate as of 31 December 2018.

Cash dividends received from investments in subsidiaries

In 2019, UBS Group AG received cash dividends of USD 3,400 million (2018: USD 3,180 million; 2017: USD 2,256 million) from its subsidiaries. Dividends disclosed were translated to US dollar from the functional currency of the entity paying the dividend, using the closing exchange rate of the month the dividend was received.

Balance sheet data
USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Assets
Cash and balances at central banks	107,068	108,370	90,045	105,883	91,156
Loans and advances to banks	12,447	16,868	14,094	12,926	11,939
Receivables from securities financing transactions	84,245	95,349	91,951	79,936	93,323
Cash collateral receivables on derivative instruments	23,289	23,602	24,040	26,198	23,724
Loans and advances to customers	326,786	320,352	326,746	300,010	310,369
Other financial assets measured at amortized cost	22,980	22,563	37,815	27,115	19,739
Total financial assets measured at amortized cost	576,815	587,104	584,691	552,068	550,250
Financial assets at fair value held for trading	127,514	104,370	129,407	90,416	120,194
of which: assets pledged as collateral that may be sold or repledged by counterparties	41,285	32,121	36,277	29,731	51,858
Derivative financial instruments	121,841	126,210	121,285	155,642	167,159
Brokerage receivables	18,007	16,840
Financial assets at fair value not held for trading	83,944	82,690	60,457	64,210	6,135
Total financial assets measured at fair value through profit or loss	351,307	330,110	311,148	310,269	293,489
Financial assets measured at fair value through other comprehensive income	6,345	6,667	8,889	15,402	62,440
Investments in associates	1,051	1,099	1,045	947	952
Property, equipment and software	12,804	9,348	9,057	8,186	7,682
Goodwill and intangible assets	6,469	6,647	6,563	6,442	6,557
Deferred tax assets	9,537	10,105	10,056	13,158	12,928
Other non-financial assets	7,856	7,410	7,830	12,434	7,081
Total assets	972,183	958,489	939,279	918,906	941,380

Liabilities
Amounts due to banks	6,570	10,962	7,728	10,459	11,816
Payables from securities financing transactions	7,778	10,296	17,485	9,266	17,653
Cash collateral payables on derivative instruments	31,415	28,906	31,029	34,852	38,219
Customer deposits	448,284	419,838	419,577	416,267	389,543
Debt issued measured at amortized cost	110,497	132,271	143,160	101,837	92,994
Other financial liabilities measured at amortized cost	9,712	6,885	37,276	37,729	51,245
Total financial liabilities measured at amortized cost	614,256	609,158	656,255	610,410	601,470
Financial liabilities at fair value held for trading	30,591	28,943	31,251	22,425	29,089
Derivative financial instruments	120,880	125,723	119,137	151,121	162,163
Brokerage payables designated at fair value	37,233	38,420
Debt issued designated at fair value	66,809	57,031	50,782	49,057	56,441
Other financial liabilities designated at fair value	35,940	33,594	16,643	14,122	22,142
Total financial liabilities measured at fair value through profit or loss	291,452	283,711	217,813	236,725	269,835
Provisions	2,974	3,494	3,214	4,101	4,157
Other non-financial liabilities	8,794	9,022	9,443	14,083	8,591
Total liabilities	917,476	905,386	886,725	865,320	884,052
Equity attributable to shareholders	54,533	52,928	52,495	52,916	55,336
Equity attributable to non-controlling interests	174	176	59	670	1,992
Total equity	54,707	53,103	52,554	53,586	57,328
Total liabilities and equity	972,183	958,489	939,279	918,906	941,380

UBS Group AG consolidated supplemental disclosures required under SEC regulations

C – Information about the company

Property, plant and equipment

As of 31 December 2019, UBS operated about 811 business and banking locations worldwide, of which approximately 38% were in Switzerland, 43% in the Americas, 11% in the rest of Europe, Middle East and Africa, and 8% in Asia Pacific. Of the business and banking locations in Switzerland, 28% were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases. These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

D – Information required by industry guide 3

Selected statistical information

The following tables set forth select statistical information regarding the Group’s banking operations extracted from its financial statements. Unless otherwise indicated, average balances for the years ended 31 December 2019, 31 December 2018  and 31 December 2017  are calculated from monthly data. The distinction between domestic (Swiss) and foreign (non-Swiss) is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Average balances and interest rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for 2019, 2018 and 2017. Refer to “Note 3 Net interest income and other net income from financial instruments measured at fair value through profit or loss” in the “Consolidated financial statements” section of this report for more information about interest income and interest expense.

For the year ended	31.12.19			31.12.18			31.12.17
USD million, except where indicated	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)
Assets
Balances at central banks
Domestic	70,639	(208)	(0.3)	66,278	(168)	(0.3)	59,456	(142)	(0.2)
Foreign	34,017	194	0.6	35,088	191	0.5	41,514	142	0.3
Loans and advances to banks
Domestic	2,574	29	1.1	2,700	25	0.9	3,564	15	0.4
Foreign	12,071	15	0.1	12,365	11	0.1	10,704	35	0.3
Receivables from securities financing transactions[1]
Domestic	7,550	(11)	(0.1)	8,989	(42)	(0.5)	10,291	(39)	(0.4)
Foreign	99,269	1,654	1.7	93,615	1,237	1.3	160,333	811	0.5
Loans and advances to customers
Domestic	189,438	3,280	1.7	190,854	3,249	1.7	189,258	3,230	1.7
Foreign	131,046	3,930	3.0	133,463	3,792	2.8	126,634	3,066	2.4
Financial assets at fair value[1,2,3]
Domestic	9,311	72	0.8	12,399	53	0.4	15,964	45	0.3
Foreign	191,373	3,484	1.8	175,426	3,557	2.0	80,816	1,454	1.8
of which: taxable	191,373	3,484	1.8	175,426	3,557	2.0	80,816	1,454	1.8
Other interest-earning assets[2]
Domestic	7,258	151	2.1	8,972	211	2.4	9,157	186	2.0
Foreign	35,471	637	1.8	31,863	454	1.4	42,513	904	2.1
Total interest-earning assets	790,017	13,226	1.7	772,013	12,569	1.6	750,204	9,706	1.3
Net interest income on swaps		711			632			1,486
Interest income on off-balance sheet securities and other		429			492			457
Interest income and average interest-earning assets	790,017	14,366[4]	1.8	772,013	13,692[4]	1.8	750,204	11,648[4]	1.6
Non-interest-earning assets
Derivative financial instruments	126,654			129,286			132,356
Fixed assets	12,360			9,216			8,656
Other	143,643			139,028			119,281
Total average assets	1,072,674			1,049,544			1,010,498

1 Reverse repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS. Certain reverse repurchase agreements with an average balance of USD 73 billion in 2017 were reclassified from amortized cost (presented under Receivables from securities financing transactions) to measured at fair value through profit or loss (presented under Financial assets at fair value) upon adoption of IFRS 9, Financial Instruments, on 1 January 2018. Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable.    2 In 2017 Other interest-earning assets included prime brokerage receivables, which mainly included margin lending receivables. Upon adoption of IFRS 9, Financial Instruments, on 1 January 2018, prime brokerage receivables were reclassified to measured at fair value through profit or loss (presented under Financial assets at fair value). Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable. Gross receivable and payable balances within a single prime brokerage arrangement are presented as either a net receivable or a net payable on the balance sheet.    3 Includes financial assets at fair value held for trading, financial assets at fair value not held for trading, financial assets at fair value through other comprehensive income and, for 2019 and 2018, brokerage receivables.    4 For the purpose of this disclosure, negative interest income on assets is presented as a reduction to interest income, while in the consolidated income statement negative interest income on assets is presented as interest expense. Refer to Note 3 in the “Consolidated financial statements” section of this report for more information.

Average balances and interest rates (continued)

For the year ended	31.12.19			31.12.18			31.12.17
USD million, except where indicated	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)
Liabilities and equity
Amount due to banks
Domestic	6,012	(5)	(0.1)	7,477	20	0.3	7,821	14	0.2
Foreign	2,697	21	0.8	2,763	15	0.5	2,392	13	0.5
Payables from securities financing transactions[1]
Domestic	3,238	18	0.6	3,626	5	0.1	2,513	6	0.2
Foreign	17,218	353	2.1	26,111	341	1.3	89,713	357	0.4
Customer deposits
Domestic	243,484	(41)	0.0	247,619	(27)	0.0	249,592	(31)	0.0
of which: demand deposits	123,833	(74)	(0.1)	128,395	(51)	0.0	134,737	(52)	0.0
of which: savings deposits	112,810	16	0.0	110,560	26	0.0	104,759	34	0.0
of which: time deposits	6,842	18	0.3	8,664	(2)	0.0	10,096	(13)	(0.1)
Foreign	185,097	1,784	1.0	165,406	1,214	0.7	168,166	491	0.3
Short-term debt issued measured at amortized cost
Domestic	113	0	0.0	126	1	0.8	649	(1)	(0.2)
Foreign	28,780	468	1.6	47,655	604	1.3	42,435	321	0.8
Long-term debt issued measured at amortized cost
Domestic	58,802	2,043	3.5	52,702	1,827	3.5	40,107	1,420	3.5
Foreign	34,903	824	2.4	41,279	1,012	2.5	42,204	1,330	3.2
Financial liabilities at fair value (excluding debt issued designated at fair value)[1,2,3]
Domestic	902	0	0.0	697	7	1.0	560	10	1.8
Foreign	143,216	1,834	1.3	120,894	1,595	1.3	17,763	369	2.1
Debt issued designated at fair value
Domestic	2,337	43	1.8	2,568	13	0.5	2,127	13	0.6
Foreign	63,182	1,450	2.3	54,446	1,270	2.3	48,359	775	1.6
Other interest-bearing liabilities[2,5]
Domestic	2,384	15	0.6	1,285	4	0.3	826	1	0.1
Foreign	32,850	470	1.4	29,806	259	0.9	63,171	464	0.7
Total interest-bearing liabilities	825,216	9,277	1.1	804,462	8,161	1.0	778,396	5,553	0.7
Swap interest on hedged debt issued and other swaps		(63)			(176)			(547)
Interest expense on off-balance sheet securities and other		651			659			572
Interest expense and average interest-bearing liabilities	825,216	9,865[4]	1.2	804,462	8,645[4]	1.1	778,396	5,578[4]	0.7
Non-interest-bearing liabilities
Derivative financial instruments	124,593			127,760			129,551
Other	68,405			64,801			47,802
Total liabilities	1,018,213			997,024			955,750
Total equity	54,461			52,520			54,748
Total average liabilities and equity	1,072,674			1,049,544			1,010,498
Net interest income		4,501			5,048			6,070
Net yield on interest-earning assets			0.6			0.7			0.8

1 Repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS. Certain repurchase agreements with an average balance of USD 73 billion in 2017 were reclassified from amortized cost (presented under Payables from securities financing transactions) to measured at fair value through profit or loss (presented under Financial liabilities at fair value (excluding debt issued designated at fair value)) upon adoption of IFRS 9, Financial Instruments, on 1 January 2018. Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable.    2 In 2017 Other interest-bearing liabilities included prime brokerage payables, which mainly included client securities financing and deposits. Upon adoption of IFRS 9, Financial Instruments, on 1 January 2018, prime brokerage payables were reclassified to measured at fair value through profit or loss (presented under Financial liabilities at fair value (excluding debt issued designated at fair value)). Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable. Gross receivable and payable balances within a single prime brokerage arrangement are presented as either a net receivable or a net payable on the balance sheet.    3 Includes financial liabilities at fair value held for trading, other financial liabilities designated at fair value and, for 2019 and 2018, brokerage payables designated at fair value.    4 For the purpose of this disclosure, negative interest expense on liabilities is presented as a reduction to interest expense, while in the consolidated income statement negative interest income on liabilities is presented as interest income. Refer to Note 3 in the “Consolidated financial statements” section of this report for more information.    5 Amounts disclosed for 2019 include lease liabilities that were recognized effective 1 January 2019 upon adoption of IFRS 16, Leases.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Average balances and interest rates (continued)

The percentage of total average interest-earning assets attributable to foreign activities was 64% for 2019  (2018: 62%; 2017: 62%). The percentage of total average interest-bearing liabilities attributable to foreign activities was 62% for 2019  (2018: 61%; 2017: 61%). All assets and liabilities are translated into US dollars at uniform month-end rates. Interest income and expense are translated at monthly average rates.

Average rates earned and paid on assets and liabilities can change from period to period based on the changes in interest rates in general, but are also affected by changes in the currency mix included in the assets and liabilities. Tax-exempt income is not recorded on a tax-equivalent basis. For all three years presented, tax-exempt income is considered to be insignificant and the effect from such income is therefore negligible.

Analysis of changes in interest income and expense

The following tables provide information by categories of interest-earning assets and interest-bearing liabilities on the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2019  compared with the year ended 31 December 2018, and for the year ended 31 December 2018  compared with the year ended 31 December 2017. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally.

	2019 compared with 2018			2018 compared with 2017
	Increase / (decrease) due to changes in			Increase / (decrease) due to changes in
USD million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change
Interest income from interest-earning assets
Balances at central banks
Domestic	(13)	(27)	(40)	(14)	(12)	(26)
Foreign	(5)	8	3	(19)	68	49
Loans and advances to banks
Domestic	(1)	4	3	(3)	14	11
Foreign	0	5	5	5	(29)	(24)
Receivables from securities financing transactions[1]
Domestic	7	24	31	5	(8)	(3)
Foreign	74	343	417	(334)	760	426
Loans and advances to customers
Domestic	(24)	55	31	27	(8)	19
Foreign	(68)	206	138	164	562	726
Financial assets at fair value[1]
Domestic	(12)	31	19	(11)	19	8
Foreign	319	(393)	(74)	1,703	401	2,104
of which: taxable	319	(393)	(74)	1,703	401	2,104
Other interest-earning assets
Domestic	(41)	(19)	(60)	(4)	29	25
Foreign	51	132	183	(224)	(226)	(450)
Interest income
Domestic	(84)	68	(16)	0	33	33
Foreign	371	302	673	1,295	1,535	2,830
Total interest income from interest-earning assets	287	370	657	1,295	1,568	2,863
Net interest income on swaps			79			(854)
Interest income on off-balance sheet securities and other			(63)			35
Total interest income			673			2,044

1 Certain reverse repurchase agreements with an average balance of USD 73 billion in 2017 were reclassified from amortized cost (presented under Receivables from securities financing transactions) to measured at fair value through profit or loss (presented under Financial assets at fair value) upon adoption of IFRS 9, Financial Instruments, on 1 January 2018. Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Analysis of changes in interest income and expense (continued)

	2019 compared with 2018			2018 compared with 2017
	Increase / (decrease) due to changes in			Increase / (decrease) due to changes in
USD million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change
Interest expense on interest-bearing liabilities
Amount due to banks
Domestic	(4)	(21)	(25)	(1)	7	6
Foreign	0	5	5	2	0	2
Payables from securities financing transactions[1]
Domestic	0	13	13	2	(3)	(1)
Foreign	(116)	128	12	(254)	238	(16)
Customer deposits
Domestic	0	(13)	(13)	1	2	3
of which: demand deposits	0	(23)	(23)	0	1	1
of which: savings deposits	0	(11)	(11)	0	(8)	(8)
of which: time deposits	0	20	20	1	10	11
Foreign	138	433	571	(8)	730	722
Short-term debt issued measured at amortized cost
Domestic	0	(1)	(1)	1	1	2
Foreign	(245)	109	(136)	42	242	284
Long-term debt issued measured at amortized cost
Domestic	214	2	216	441	(33)	408
Foreign	(159)	(30)	(189)	(30)	(287)	(317)
Financial liabilities at fair value (excluding debt issued designated at fair value)[1]
Domestic	2	(9)	(7)	2	(5)	(3)
Foreign	290	(52)	238	2,166	(940)	1,226
Debt issued designated at fair value
Domestic	(1)	31	30	3	(3)	0
Foreign	201	(21)	180	97	398	495
Other interest-bearing liabilities
Domestic	7	4	11	0	3	3
Foreign	116	94	210	(234)	29	(205)
Interest expense
Domestic	218	6	224	449	(32)	417
Foreign	225	667	892	1,781	410	2,191
Total interest expense on interest-bearing liabilities	443	673	1,116	2,230	378	2,608
Swap interest on hedged debt issued and other swaps			113			371
Interest expense on off-balance sheet securities and other			(9)			88
Total interest expense			1,220			3,066

1 Certain repurchase agreements with an average balance of USD 73 billion in 2017 were reclassified from amortized cost (presented under Payables from securities financing transactions) to measured at fair value through profit or loss (presented under Financial liabilities at fair value (excluding debt issued designated at fair value) upon adoption of IFRS 9, Financial Instruments, on 1 January 2018. Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable.

Deposits

The following table analyzes average deposits and average rates on each deposit category for the years ended 31 December 2019, 2018  and 2017. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were USD 54,251 million as of 31 December 2019  (31 December 2018: USD 63,174 million; 31 December 2017: USD 67,633 million).

	31.12.19		31.12.18		31.12.17
USD million, except where indicated	Average deposits	Average rate (%)	Average deposits	Average rate (%)	Average deposits	Average rate (%)
Banks
Domestic offices
Demand deposits	4,045	(0.6)	4,155	(0.5)	4,013	(0.5)
Time deposits	1,966	0.9	3,323	1.2	3,808	0.9
Total domestic offices	6,012	(0.1)	7,477	0.3	7,821	0.2
Foreign offices
Interest-bearing deposits	2,697	0.8	2,763	0.5	2,392	0.5
Total due to banks[1]	8,709	0.2	10,240	0.3	10,213	0.3

Customer accounts
Domestic offices
Demand deposits	123,833	(0.1)	128,395	0.0	134,737	0.0
Savings deposits	112,810	0.0	110,560	0.0	104,759	0.0
Time deposits	6,842	0.3	8,664	0.0	10,096	(0.1)
Total domestic offices	243,484	0.0	247,619	0.0	249,592	0.0
Foreign offices
Demand deposits	53,981	0.2	55,846	0.2	59,982	0.1
Time and savings deposits	131,117	1.3	109,560	1.0	108,183	0.4
Total foreign offices	185,097	1.0	165,406	0.7	168,166	0.3
Total customer deposits	428,582	0.4	413,025	0.3	417,758	0.1

1 Due to banks is considered to represent short-term borrowings to the extent that the total Due to banks exceeds total Due from banks, without differentiating between domestic and foreign offices. The remainder of total Due to banks is considered to represent deposits for the purpose of this disclosure.

As of 31 December 2019, the maturity of time deposits was as follows:

USD million	Domestic	Foreign
Within 3 months	4,884	90,265
3 to 6 months	244	3,979
6 to 12 months	344	2,712
1 to 5 years	52	2,716
Over 5 years	17	22
Total time deposits	5,541	99,694

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Short-term borrowings

The table below presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with average and period-end interest rates. Short-term borrowings are comprised of short-term debt and repurchase agreements.  There were no short-term balances within amounts due to banks for the periods presented.

	Short-term debt[1]			Repurchase agreements[2]
USD million, except where indicated	31.12.19	31.12.18	31.12.17	31.12.19	31.12.18	31.12.17
Period-end balance	21,837	39,025	52,270	103,880	108,584	94,437
Average balance	28,893	47,782	43,084	114,581	96,338	88,995
Maximum month-end balance	39,180	57,860	56,588	133,289	115,395	108,265
Average interest rate during the period (%)	1.6	1.3	0.7	1.2	1.0	0.2
Average interest rate at period end (%)	1.4	1.9	0.7	1.0	1.5	0.2

1 Short-term debt is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper reported within Debt issued measured at amortized cost.    2 Repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS.

Investments in debt instruments

The table below presents the carrying amount and yield of debt instruments (presented within Financial assets at fair value not held for trading, Financial assets measured at fair value through other comprehensive income and Other financial assets measured at amortized cost on the balance sheet) by contractual maturity bucket. The maturity information presented does not consider any early redemption features and debt instruments without fixed maturities are not included.

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies			57	(0.73)	11	0.23			68
US Treasury and agencies	1,990	1.92	7,236	1.89			106	4.44	9,332
Other foreign governments and official institutions	9,154	0.86	6,761	1.67	127	1.85	5,074	2.48	21,116
Corporate debt securities	4,765	0.91	5,039	1.27	35	0.15	1,430	3.79	11,269
Mortgage-backed securities							81	3.12	81
Subtotal as of 31 December 2019	15,909		19,093		173		6,691		41,867

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies									0
US Treasury and agencies	718	1.10	353	1.12	483	2.15	305	1.44	1,859
Other foreign governments and official institutions	283	2.01	66	3.31					349
Corporate debt securities	54	4.03	128	3.33					182
Mortgage-backed securities					1,074	1.12	2,881	1.70	3,955
Subtotal as of 31 December 2019	1,054		547		1,557		3,185		6,345

Debt securities measured at amortized cost
Swiss national government and agencies			1	3.92					1
US Treasury and agencies	747	1.95	3,815	2.02	3,493	2.31			8,055
Other foreign governments and official institutions	903	1.63	475	2.13					1,378
Corporate debt securities	702	0.96	1,259	1.65	143	(0.49)			2,104
Mortgage-backed securities							2,603	3.04	2,603
Subtotal as of 31 December 2019	2,352		5,550		3,636		2,603		14,141
Total as of 31 December 2019[1]	19,315		25,191		5,367		12,480		62,352

Investments in debt instruments (continued)

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies	203	(0.80)	73	(0.54)	13	0.14			290
US Treasury and agencies	7,725	2.15	3,444	1.93	87	2.13	140	2.34	11,396
Other foreign governments and official institutions	15,534	0.83	4,747	1.56	40	0.24			20,321
Corporate debt securities	3,765	0.93	3,749	1.02	1,092	1.35	5,354	2.98	13,960
Mortgage-backed securities							87	1.97	87
Subtotal as of 31 December 2018	27,227		12,013		1,233		5,581		46,053

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies									0
US Treasury and agencies	734	1.22	1,237	1.31	249	2.46			2,220
Other foreign governments and official institutions	317	3.15	45	3.79					362
Corporate debt securities	26	4.02	127	3.62					153
Mortgage-backed securities					1,356	1.52	2,575	2.47	3,931
Subtotal as of 31 December 2018	1,077		1,409		1,605		2,575		6,667

Debt securities measured at amortized cost
Swiss national government and agencies			1	4.00					1
US Treasury and agencies	1,334	1.16	2,846	1.83	4,152	2.13			8,332
Other foreign governments and official institutions	573	1.38	685	1.92					1,258
Corporate debt securities	220	1.11	892	1.63					1,112
Mortgage-backed securities							2,859	3.09	2,859
Subtotal as of 31 December 2018	2,127		4,424		4,152		2,859		13,562
Total as of 31 December 2018[1]	30,432		17,846		6,990		11,015		66,282

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Investments in debt instruments (continued)

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies	924	(0.25)							924
US Treasury and agencies	8,714	1.20	3,345	1.64	2	1.51			12,061
Other foreign governments and official institutions	18,218	0.27	7,612	1.04	328	0.12			26,158
Corporate debt securities	2,578	0.12	6,377	1.03	556	0.16			9,512
Mortgage-backed securities							86	1.62	86
Subtotal as of 31 December 2017	30,434		17,335		886		86		48,741

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies					1	4.00			1
US Treasury and agencies	870	0.57	1,741	1.24	147	0.70			2,758
Other foreign governments and official institutions	363	3.86	77	2.43					441
Corporate debt securities	391	1.06	509	0.97	52	0.18			953
Mortgage-backed securities			0	1.42	617	1.35	3,363	1.53	3,980
Subtotal as of 31 December 2017	1,625		2,328		818		3,363		8,134

Debt securities measured at amortized cost
US Treasury and agencies			1,828	1.32	3,130	1.71			4,958
Other foreign governments and official institutions	1,919	(0.08)	793	1.36					2,712
Corporate debt securities	748	0.95	985	1.41					1,733
Subtotal as of 31 December 2017	2,667		3,606		3,130		0		9,403
Total as of 31 December 2017[1]	34,726		23,268		4,834		3,449		66,277

1 Includes investments in debt instruments as of 31 December 2019 issued by the US government and government agencies of USD 31,316 million (31 December 2018: USD 34,285 million; 31 December 2017: USD 23,758 million), the German government of USD 7,774 million (31 December 2018: USD 9,026 million; 31 December 2017: USD 7,043 million), the Japanese government of USD 2,298 million (31 December 2018: USD 5,588 million; 31 December 2017: USD 3,589 million) and the French government of USD 2,378 million (31 December 2018: USD 2,844 million; 31 December 2017: USD 6,098 million).

Loans and advances to banks and customers by industry (gross)

The Group’s lending portfolio is widely diversified across industry sectors. An amount of USD 202 billion (59% of the total) relates to loans to thousands of private households, predominantly in Switzerland, which are in most instances secured by mortgages, financial collateral or other assets. Exposure to banks and financial institutions amounted to USD 79 billion (23% of the total). Exposure to banks includes money market deposits with highly rated institutions. Excluding banks and financial institutions, the largest industry sector exposure as of 31 December 2019 was to Services, amounting to USD 21 billion (6% of the total). For further discussion of the loan portfolio, refer to the “Risk management and control” section of this report.

The industry categories presented in the tables below and on the following page are consistent with the classification of loans for reporting to the Swiss Financial Market Supervisory Authority (FINMA) and the Swiss National Bank. Loans that are presented within the balance sheet reporting lines Financial assets at fair value held for trading and Financial assets at fair value not held for trading are excluded from the tables below and on the following page.

USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Domestic
Banks	92	265	723	764	538
Chemicals	346	442	437	257	308
Construction	1,414	1,273	1,467	1,453	1,517
Electricity, gas and water supply	197	193	213	197	233
Financial services	7,246	6,754	5,265	5,050	5,317
Food and beverages	242	251	447	216	208
Hotels and restaurants	1,369	1,478	1,537	1,528	1,644
Manufacturing	1,897	1,916	2,331	1,965	2,009
Mining	14	11	15	19	23
Private households	131,280	127,761	127,585	121,582	123,763
Public authorities	704	888	1,053	1,340	1,606
Real estate and rentals	13,642	12,212	12,736	12,581	13,685
Retail and wholesale	4,153	4,278	4,122	3,938	3,681
Services	4,992	4,810	5,051	5,307	5,242
Transport, storage and communication	1,392	1,891	1,871	1,886	1,873
Other	816	730	750	696	696
Total domestic	169,795	165,153	165,601	158,778	162,341
Foreign
Banks	12,361	16,610	13,374	12,165	11,394
Chemicals	87	158	61	138	113
Construction	1,004	746	838	540	634
Electricity, gas and water supply	758	587	691	576	705
Financial services	58,969	57,217	60,247	49,385	56,283
Food and beverages	55	48	59	67	65
Hotels and restaurants	297	340	1,494	168	148
Manufacturing	1,163	1,570	1,867	1,684	1,955
Mining	693	640	1,037	989	1,464
Private households	70,462	68,887	69,246	61,504	62,591
Public authorities	388	1,487	2,264	2,506	1,269
Real estate and rentals	2,308	2,886	3,213	2,030	2,209
Retail and wholesale	2,544	2,717	2,657	2,184	1,972
Services	16,133	16,279	17,173	19,158	17,899
Transport, storage and communication	2,331	2,149	2,215	2,398	2,853
Other	655	528	566	214	163
Total foreign	170,208	172,847	177,002	155,707	161,718
Total gross	340,003	338,000	342,604	314,485	324,059

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Loans and advances to banks and customers by industry (gross) (continued)

The table below presents the percentage of loans and advances to banks and customers in each industry sector and geographic location in relation to total loans and advances to banks and customers.

In %	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Domestic
Banks	0.0	0.1	0.2	0.2	0.2
Chemicals	0.1	0.1	0.1	0.1	0.1
Construction	0.4	0.4	0.4	0.5	0.5
Electricity, gas and water supply	0.1	0.1	0.1	0.1	0.1
Financial services	2.1	2.0	1.5	1.6	1.6
Food and beverages	0.1	0.1	0.1	0.1	0.1
Hotels and restaurants	0.4	0.4	0.4	0.5	0.5
Manufacturing	0.6	0.6	0.7	0.6	0.6
Private households	38.6	37.8	37.2	38.7	38.2
Public authorities	0.2	0.3	0.3	0.4	0.5
Real estate and rentals	4.0	3.6	3.7	4.0	4.2
Retail and wholesale	1.2	1.3	1.2	1.3	1.1
Services	1.5	1.4	1.5	1.7	1.6
Transport, storage and communication	0.4	0.6	0.5	0.6	0.6
Other	0.2	0.2	0.2	0.2	0.2
Total domestic	49.9	48.9	48.3	50.5	50.1
Foreign
Banks	3.6	4.9	3.9	3.9	3.5
Construction	0.3	0.2	0.2	0.2	0.2
Electricity, gas and water supply	0.2	0.2	0.2	0.2	0.2
Financial services	17.3	16.9	17.6	15.7	17.4
Hotels and restaurants	0.1	0.1	0.4	0.1	0.0
Manufacturing	0.3	0.5	0.5	0.5	0.6
Mining	0.2	0.2	0.3	0.3	0.5
Private households	20.7	20.4	20.2	19.6	19.3
Public authorities	0.1	0.4	0.7	0.8	0.4
Real estate and rentals	0.7	0.9	0.9	0.6	0.7
Retail and wholesale	0.7	0.8	0.8	0.7	0.6
Services	4.7	4.8	5.0	6.1	5.5
Transport, storage and communication	0.7	0.6	0.6	0.8	0.9
Other	0.2	0.2	0.2	0.1	0.1
Total foreign	50.1	51.1	51.7	49.5	49.9
Total gross	100.0	100.0	100.0	100.0	100.0

Loans and advances to banks and customers – mortgages (gross)

The table below provides more information about the Group’s mortgage portfolio by client domicile and type of mortgage. Mortgages are included in the industry categories in the tables on the previous pages.

USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Mortgages
Domestic	150,284	145,464	145,276	139,558	143,993
Foreign	27,970	24,771	22,092	19,573	18,856
Total gross mortgages	178,254	170,235	167,367	159,130	162,849

Mortgages
Residential	158,333	150,999	148,167	139,711	141,375
Commercial	19,922	19,236	19,201	19,419	21,474
Total gross mortgages	178,254	170,235	167,367	159,130	162,849

Loans and advances to banks and customers – maturity profile (gross)

The table below provides the maturity profile of loans and advances to banks and customers. The maturity information presented does not consider any early redemption features.

USD million	Within 1 year	1 to 5 years	Over 5 years	Total
Domestic
Banks	92	0	0	92
Mortgages	55,552	63,221	31,512	150,284
Other loans	13,438	4,445	1,535	19,418
Total domestic	69,082	67,666	33,047	169,795
Foreign
Banks	12,176	179	6	12,361
Mortgages	3,971	5,714	18,285	27,970
Other loans	114,731	14,419	727	129,877
Total foreign	130,878	20,312	19,018	170,208
Total gross	199,960	87,977	52,066	340,003

As of 31 December 2019, total loans and advances to banks and customers granted at fixed and floating interest rates were as follows:

USD million	Within 1 year	1 to 5 years	Over 5 years	Total
Fixed-rate loans	135,674	64,401	37,670	237,745
Adjustable or floating-rate loans	64,286	23,577	14,395	102,258
Total	199,960	87,977	52,066	340,003

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Non-performing loans

A claim is considered as non-performing when: (i) it is more than 90 days past due; (ii) it is subject to restructuring proceedings, where preferential conditions concerning interest rates, subordination, tenor, etc. have been granted in order to avoid default of the counterparty (forbearance); or (iii) the counterparty is subject to bankruptcy / enforced liquidation proceedings in any form, even if there is sufficient collateral to cover the due payment, or there is other evidence that payment obligations will not be fully met without recourse to collateral.

Refer to “Credit policies for distressed assets” in the “Risk management and control” section of this report for comprehensive information about UBS’s distressed asset definitions, of which non-performing is a component. Also, refer to Note 1 and Note 23 in the “Consolidated financial statements” section of this report for more information about the various risk factors that are considered to be indicative of credit impairment.

The table below provides the Group’s non-performing loans and advances to banks and customers.

USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Non-performing loans and advances to banks and customers:
Domestic	1,471	1,548	1,374	1,497	1,172
Foreign	994	871	776	859	455
Total non-performing loans and advances to banks and customers	2,466	2,419	2,150	2,357	1,627

USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Gross interest income not collected on non-performing loans and advances to banks and customers:[1]
Domestic	12	12	8	5	6
Foreign	14	36	25	22	7
Interest income included in Net profit for non-performing loans and advances to banks and customers:
Domestic	20	20	32	36	25
Foreign	21	15	6	10	5

1 For credit-impaired financial assets, interest income is determined by applying the effective interest rate (EIR) to the amortized cost of the instrument, which represents the gross carrying amount adjusted for any loss allowance.

Forbearance (credit restructuring)

Under imminent payment default or where default has already occurred, UBS may grant concessions to borrowers in financial difficulties that it would otherwise not consider in the normal course of its business, such as preferential interest rates, extension of maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc. When a forbearance measure takes place, each case is considered individually and the exposure is generally classified as defaulted. Forbearance classification will remain until the loan is collected or written off, non-preferential conditions are granted that supersede the preferential conditions or until the counterparty has recovered and the preferential conditions no longer exceed UBS’s risk tolerance.

Contractual adjustments when there is no evidence of imminent payment default, or where changes to terms and conditions are within UBS’s usual risk appetite, are not considered to be forborne.

Gross interest income not collected that relates to restructured non-performing loans and advances to banks and customers was not material to the results of operations in 2019, 2018, 2017, 2016 or 2015.

Cross-border outstandings

Cross-border outstandings consist of balances with central banks and other financial institutions, loans and advances to banks and customers and receivables from securities financing transactions with counterparties domiciled outside Switzerland. Guarantees and commitments are provided separately in the table below.

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total IFRS assets at 31 December 2019, 2018  and 2017. As of 31 December 2019, there were no outstandings that exceeded 0.75% of total IFRS assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially affect the country’s ability to service its obligations. Aggregate country risk exposures are monitored and reported on an ongoing basis. The internal risk view is not directly comparable to the cross-border outstandings in the table below due to different approaches to netting, differing trade populations and differing approach to allocation of exposures to countries. For more information about the country framework within risk control, refer to the “Risk management and control” section of this report.

	31.12.19
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1]
USA	14,615	102,070	11,501	128,187	13.2	30,594
UK	1,828	47,405	4,095	53,328	5.5	4,457
Japan	5,109	2,855	8,283	16,247	1.7	20
Germany	595	3,235	6,374	10,203	1.0	1,036
Hong Kong	490	19,186	117	19,793	2.0	491
France	1,964	6,747	719	9,430	1.0	7,004

	31.12.18
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1]
USA	20,298	95,274	16,135	131,707	13.7	21,686
UK	2,459	50,280	2,839	55,578	5.8	6,666
Japan	13,863	2,726	6,135	22,724	2.4	56
Germany	1,082	5,182	13,405	19,669	2.1	897
Hong Kong	1,148	15,388	125	16,661	1.7	984
France	2,404	5,503	393	8,299	0.9	5,402

	31.12.17
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1]
USA	21,829	89,662	16,342	127,833	13.6	23,819
UK	2,342	54,552	6,563	63,457	6.8	12,457
Japan	1,725	8,354	9,148	19,228	2.0	82
Germany	1,515	8,488	9,345	19,348	2.1	1,375
France	2,516	5,841	5,142	13,500	1.4	6,002
Hong Kong	621	16,846	336	17,804	1.9	442
Singapore	169	4,518	3,036	7,724	0.8	522
1 Includes irrevocable forward starting transactions (reverse repurchase agreements and securities borrowing agreements).

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Summary of movements in expected credit loss allowances and provisions

The following table provides more information about the movements in ECL allowances and provisions. Refer to “Credit risk” in the “Risk management and control” section of this report for more information.

USD million	31.12.19	31.12.18	31.12.17[1]	31.12.16[1]	31.12.15[1]
Balance at beginning of year	1,054[2]	1,146[2]	642	726	739
Domestic
Write-offs
Banks	(1)	0	0	0	0
Construction	(4)	(9)	(5)	(1)	(2)
Electricity, gas and water supply	(2)	(1)	0	0	(1)
Financial services	(1)	(4)	(3)	(3)	(3)
Hotels and restaurants	(7)	0	0	0	0
Manufacturing	(5)	(3)	(2)	(7)	(9)
Private households	(15)	(22)	(18)	(20)	(35)
Real estate and rentals	(2)	0	0	0	0
Retail and wholesale	(4)	(3)	(11)	(10)	(47)
Services	(3)	(4)	(11)	(3)	(3)
Transport, storage and communications	0	(4)	(3)	(4)	(9)
Total gross domestic write-offs	(44)	(51)	(53)	(49)	(110)
Foreign
Write-offs
Banks	(1)	0	0	0	(9)
Construction	0	0	(1)	0	0
Financial services	(4)	(4)	(24)	(4)	(3)
Manufacturing	(25)	(78)	0	(21)	0
Mining	(1)	(5)	(17)	(24)	(1)
Private households	(6)	(6)	(22)	(8)	(12)
Real estate and rentals	(2)	0	0	0	0
Retail and wholesale	(10)	(1)	0	0	(19)
Services	(10)	(10)	(4)	(16)	(10)
Transport, storage and communications	(2)	(36)	0	(20)	0
Other	(37)	(18)	0	0	0
Total gross foreign write-offs	(98)	(158)	(68)	(94)	(54)
Total usage of ECL provisions	0	0	0	0	0
Total write-offs / usage of ECL provisions	(142)	(210)	(121)	(143)	(164)
Recoveries
Domestic	9	9	19	11	41
Foreign	3	0	1	11	7
Total recoveries	13	9	20	22	48
Total net write-offs / usage of ECL provisions	(130)	(201)	(101)	(121)	(116)
Increase / (decrease) in ECL allowances and provisions recognized in the income statement	78	118	128	31	118
Increase / (decrease) in ECL collective allowances recognized in the income statement	0	0	3	7	0
Foreign currency translation	8	(9)	21	(12)	(18)
Other	19	0	38	12	2
Balance at end of year[3]	1,029	1,054	731	642	726

1 Information is presented under IAS 39 requirements.    2 Includes stage 1 and stage 2 expected credit losses and additional stage 3 expected credit losses. Refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of this report for more information about IFRS 9.    3 Includes ECL allowances for receivables from securities financing transactions.

Allocation of the expected credit loss allowances and provisions1

The following table provides a breakdown of ECL allowances and provisions by industry sector and geographic location.

USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Domestic
Banks	3	4	3	3	3
Chemicals	13	14	0	0	0
Construction	14	14	16	17	13
Electricity, gas and water supply	0	2	3	1	2
Financial services	40	36	23	12	17
Food and beverages	8	10	0	0	3
Hotels and restaurants	12	12	9	10	13
Manufacturing	86	75	58	59	77
Private households	150	180	46	45	47
Public authorities	1	1	0	0	0
Real estate and rentals	22	23	11	11	13
Retail and wholesale	92	94	76	66	78
Services	34	30	25	28	23
Transport, storage and communication	5	18	13	15	32
Other	2	2	0	0	0
Total domestic ECL-specific allowances	482	515	285	268	320
Foreign
Banks	3	5	0	0	0
Chemicals	1	0	0	0	0
Construction	2	0	0	1	1
Financial services	54	49	42	63	90
Manufacturing	10	28	85	7	13
Mining	55	26	52	30	46
Private households	139	154	39	58	60
Public authorities	6	8	11	11	14
Real estate and rentals	25	38	24	2	1
Retail and wholesale	78	87	85	78	80
Services	22	23	23	17	19
Transport, storage and communication	35	3	39	40	40
Other	3	1	0	0	0
Total foreign ECL-specific allowances	433	422	399	309	365
ECL collective allowances	0	0	13	11	6
ECL provisions	114	116	34	54	35
Total ECL allowances and provisions	1,029	1,054	731	642	726
1 Prior-period 2017–2015 information is presented under IAS 39 requirements.

UBS AG consolidated supplemental disclosures required under SEC regulations

UBS AG consolidated supplemental disclosures required under SEC regulations

A –  Introduction

The following pages contain supplemental UBS AG disclosures that are required under SEC regulations. UBS AG’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and are denominated in US dollars (USD), which is also the functional currency of: UBS AG’s Head Office; UBS AG, London Branch; and UBS AG’s US-based operations.

B – Selected financial data

Key figures
	As of or for the year ended
USD million, except where indicated	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Results
Operating income	29,307	30,642	30,044	28,831	31,727
Operating expenses	24,138	25,184	24,969	24,643	26,113
Operating profit / (loss) from continuing operations before tax	5,169	5,458	5,076	4,188	5,614
Net profit / (loss) attributable to shareholders	3,965	4,107	758	3,351	6,506
Profitability and growth[1]
Return on equity (%)	7.4	7.9	1.4	6.0	11.8
Return on tangible equity (%)	8.5	9.1	1.6	6.9	13.5
Return on common equity tier 1 capital (%)	11.3	11.9	2.3	10.2	19.5
Return on risk-weighted assets, gross (%)	11.2	12.0	12.8	13.1	14.4
Return on leverage ratio denominator, gross (%)	3.2	3.4	3.4	3.2
Cost / income ratio (%)	82.1	81.9	82.7	85.4	82.0
Net profit growth (%)	(3.4)	441.9	(77.4)	(48.5)	69.8
Resources
Total assets	971,916	958,055	940,020	919,236	941,817
Equity attributable to shareholders	53,754	52,256	51,987	52,957	55,272
Common equity tier 1 capital[2]	35,280	34,608	34,100	31,879	31,989
Risk-weighted assets[2]	257,831	262,840	242,725	219,330	207,843
Common equity tier 1 capital ratio (%)[3]	13.7	13.2	14.0	14.5	15.4
Going concern capital ratio (%)[2,5]	18.3	16.1	15.6	16.3
Total loss-absorbing capacity ratio (%)[2,5]	33.9	31.3	31.4	29.6
Leverage ratio denominator[2,4]	911,232	904,458	910,133	855,718	896,771
Common equity tier 1 leverage ratio (%)[3,4]	3.87	3.83	3.75	3.73	3.57
Going concern leverage ratio (%)[4,5]	5.2	4.7	4.2	4.2
Total loss-absorbing capacity leverage ratio (%)[2,4,5]	9.6	9.1	8.4	7.6
Average equity / average assets ratio (%)[6]	4.9	4.9	5.3	5.3	5.0

UBS AG consolidated supplemental disclosures required under SEC regulations

Key figures (continued)
	As of or for the year ended
USD million, except where indicated	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Other
Invested assets (USD billion)[7]	3,607	3,101	3,262	2,761	2,674
Personnel (full-time equivalents)[8]	47,005	47,643	46,009	56,208	58,131
Americas	21,036	21,309	20,770	20,522	20,816
of which: USA	20,232	20,495	19,944	19,695	19,897
Asia Pacific	7,958	7,987	6,891	6,633	7,348
Europe, Middle East and Africa (excluding Switzerland)	8,858	8,942	8,249	8,473	8,730
of which: UK	5,704	5,782	5,274	5,206	5,373
of which: rest of Europe (excluding Switzerland)	2,988	2,992	2,814	3,100	3,181
of which: Middle East and Africa	166	168	161	167	176
Switzerland	9,153	9,405	10,098	20,581	21,238
Registered ordinary shares (number)	3,858,408,466	3,858,408,466	3,858,408,466	3,858,408,466	3,858,408,466
Treasury shares (number)	0	0	0	0	0

1 Refer to the “Performance targets and measurement” section of this report for more information about our performance targets.    2 Based on the Swiss systemically relevant bank (SRB) framework as of 1 January 2020 and the fully applied Basel III framework. Refer to the “Capital management” section of the report for the respective period for more information.    3 Based on the Swiss SRB framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 From 31 December 2015 onward, the leverage ratio denominator calculation is aligned with the Basel III rules.    5 Based on the revised Swiss SRB framework that became effective on 1 July 2016, therefore figures for periods prior to 31 December 2015 are not available. Refer to the “Capital management” section of this report for more information.    6 Calculated as average equity divided by average assets.    7 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    8 Personnel (full-time equivalents) as of 31 December 2019 has been amended compared with our fourth quarter 2019 report, resulting in a decrease of 28. As of 31 December 2019, the breakdown of personnel by business division and Corporate Center was: Global Wealth Management: 22,626; Personal & Corporate Banking: 5,064; Asset Management: 2,220; Investment Bank: 4,973; Corporate Center: 12,121.

Income statement data
	For the year ended
USD million, except where indicated	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Net interest income[1]	4,415	4,971	6,021	6,175	6,210
Other net income from financial instruments measured at fair value through profit or loss[1]	6,833	6,953	5,640	5,286	6,704
Credit loss (expense) / recovery	(78)	(117)	(131)	(38)	(118)
Fee and commission income	19,156	19,632	19,390	18,425	19,784
Fee and commission expense	(1,696)	(1,703)	(1,840)	(1,781)	(1,948)
Net fee and commission income	17,460	17,930	17,550	16,644	17,836
Other income	677	905	965	763	1,096
Total operating income	29,307	30,642	30,044	28,831	31,727
Total operating expenses	24,138	25,184	24,969	24,643	26,113
Operating profit / (loss) before tax	5,169	5,458	5,076	4,188	5,614
Tax expense / (benefit)	1,198	1,345	4,242	753	(977)
Net profit / (loss)	3,971	4,113	834	3,435	6,591
Net profit / (loss) attributable to preferred noteholders	0	0	73	80	82
Net profit / (loss) attributable to non-controlling interests	6	7	4	4	3
Net profit / (loss) attributable to shareholders	3,965	4,107	758	3,351	6,506
Cost / income ratio (%)	82.1	81.9	82.7	85.4	82.0
Rates of return (%)
Return on equity attributable to shareholders	7.4	7.9	1.4	6.0	11.8
Return on average equity	7.5	8.0	1.4	6.1	11.8
Return on average assets	0.4	0.4	0.1	0.3	0.6

1 Effective 1 January 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from Net interest income to Other net income from financial instruments measured at fair value through profit or loss. Prior-year comparative information was restated accordingly.

Cash dividends received from investments in subsidiaries and associates

In 2019, UBS AG received cash dividends of USD 3,508 million (2018: USD 3,683 million; 2017: USD 1,299 million) from its subsidiaries and associates. Dividends disclosed were translated to US dollar from the functional currency of the entity paying the dividend, using the closing exchange rate of the month the dividend was received.

UBS AG consolidated supplemental disclosures required under SEC regulations

Balance sheet data
USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Assets
Cash and balances at central banks	107,068	108,370	90,045	105,883	91,156
Loans and advances to banks	12,379	16,642	14,047	12,896	11,857
Receivables from securities financing transactions	84,245	95,349	91,951	79,936	93,323
Cash collateral receivables on derivative instruments	23,289	23,603	24,040	26,198	23,724
Loans and advances to customers	327,992	321,482	328,952	300,678	311,137
Other financial assets measured at amortized cost	23,012	22,637	37,890	27,130	19,830
Total financial assets measured at amortized cost	577,985	588,084	586,925	552,721	551,027
Financial assets at fair value held for trading	127,695	104,513	129,509	90,501	120,207
of which: assets pledged as collateral that may be sold or repledged by counterparties	41,285	32,121	36,277	29,731	51,858
Derivative financial instruments	121,843	126,212	121,286	155,642	167,159
Brokerage receivables	18,007	16,840
Financial assets at fair value not held for trading	83,636	82,387	60,070	63,888	5,799
Total financial assets measured at fair value through profit or loss	351,181	329,953	310,865	310,031	293,164
Financial assets measured at fair value through other comprehensive income	6,345	6,667	8,889	15,402	62,440
Investments in associates	1,051	1,099	1,045	947	952
Property, equipment and software	11,826	8,479	8,191	8,152	7,671
Goodwill and intangible assets	6,469	6,647	6,563	6,442	6,557
Deferred tax assets	9,513	10,066	9,993	13,147	12,926
Other non-financial assets	7,547	7,062	7,548	12,395	7,079
Total assets	971,916	958,055	940,020	919,236	941,817

Liabilities
Amounts due to banks	6,570	10,962	7,728	10,459	11,816
Payables from securities financing transactions	7,778	10,296	17,485	9,266	17,653
Cash collateral payables on derivative instruments	31,416	28,906	31,029	34,852	38,219
Customer deposits	450,591	421,986	423,058	418,129	391,037
Funding from UBS Group AG and its subsidiaries	47,866	41,202	35,648	24,201	10,821
Debt issued measured at amortized cost	62,835	91,245	107,458	77,617	82,224
Other financial liabilities measured at amortized cost	10,373	7,576	38,092	38,361	51,925
Total financial liabilities measured at amortized cost	617,429	612,174	660,498	612,884	603,696
Financial liabilities at fair value held for trading	30,591	28,949	31,251	22,426	29,089
Derivative financial instruments	120,880	125,723	119,138	151,121	162,163
Brokerage payables designated at fair value	37,233	38,420
Debt issued designated at fair value	66,592	57,031	50,782	49,057	56,441
Other financial liabilities designated at fair value	36,157	33,594	16,643	14,122	22,142
Total financial liabilities measured at fair value through profit or loss	291,452	283,717	217,814	236,727	269,835
Provisions	2,938	3,457	3,164	4,097	4,156
Other non-financial liabilities	6,168	6,275	6,499	11,902	6,866
Total liabilities	917,988	905,624	887,974	865,610	884,553
Equity attributable to shareholders	53,754	52,256	51,987	52,957	55,272
Preferred noteholders				631	1,951
Equity attributable to non-controlling interests	174	176	59	39	41
Total equity	53,928	52,432	52,046	53,627	57,264
Total liabilities and equity	971,916	958,055	940,020	919,236	941,817

C – Information about the company

Property, plant and equipment

As of 31 December 2019, UBS AG operated about 772 business and banking locations worldwide, of which approximately 37% were in Switzerland, 45% in the Americas, 10% in the rest of Europe, Middle East and Africa, and 8% in Asia Pacific. Of the business and banking locations in Switzerland, 26% were owned directly by UBS AG, with the remainder, along with most of UBS AG’s offices outside Switzerland, being held under commercial leases. These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

UBS AG consolidated supplemental disclosures required under SEC regulations

D – Information required by industry guide 3

Selected statistical information

The following tables set forth select statistical information regarding UBS AG’s banking operations extracted from its financial statements. Unless otherwise indicated, average balances for the years ended 31 December 2019, 31 December 2018  and 31 December 2017  are calculated from monthly data. The distinction between domestic (Swiss) and foreign (non-Swiss) is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average balances and interest rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for 2019, 2018 and 2017. Refer to “Note 3 Net interest income and other net income from financial instruments measured at fair value through profit or loss” in the “Consolidated financial statements” section of this report for more information about interest income and interest expense.

For the year ended	31.12.19			31.12.18			31.12.17
USD million, except where indicated	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)
Assets
Balances at central banks
Domestic	70,639	(208)	(0.3)	66,278	(168)	(0.3)	59,456	(142)	(0.2)
Foreign	34,017	194	0.6	35,088	191	0.5	41,514	142	0.3
Loans and advances to banks
Domestic	2,574	29	1.1	2,700	25	0.9	3,592	18	0.5
Foreign	11,853	15	0.1	12,293	11	0.1	10,668	35	0.3
Receivables from securities financing transactions[1]
Domestic	7,550	(11)	(0.1)	8,989	(42)	(0.5)	10,291	(39)	(0.4)
Foreign	99,269	1,654	1.7	93,615	1,237	1.3	160,333	811	0.5
Loans and advances to customers
Domestic	190,898	3,300	1.7	193,030	3,268	1.7	190,975	3,233	1.7
Foreign	131,020	3,926	3.0	133,451	3,789	2.8	126,672	3,065	2.4
Financial assets at fair value[1,2,3]
Domestic	9,317	72	0.8	12,400	53	0.4	15,966	45	0.3
Foreign	191,500	3,484	1.8	175,581	3,557	2.0	80,921	1,454	1.8
of which: taxable	191,500	3,484	1.8	175,581	3,557	2.0	80,921	1,454	1.8
Other interest-earning assets[2]
Domestic	7,258	151	2.1	8,972	211	2.4	9,157	186	2.0
Foreign	35,471	637	1.8	31,864	454	1.4	42,513	904	2.1
Total interest-earning assets	791,366	13,242	1.7	774,260	12,585	1.6	752,057	9,712	1.3
Net interest income on swaps		716			637			1,486
Interest income on off-balance sheet securities and other		429			492			457
Interest income and average interest-earning assets	791,366	14,386[4]	1.8	774,260	13,714[4]	1.8	752,057	11,654[4]	1.5
Non-interest-earning assets
Derivative financial instruments	126,654			129,288			132,356
Fixed assets	11,411			8,337			8,141
Other	142,739			138,360			118,848
Total average assets	1,072,170			1,050,245			1,011,403

1 Reverse repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS. Certain reverse repurchase agreements with an average balance of USD 73 billion in 2017 were reclassified from amortized cost (presented under Receivables from securities financing transactions) to measured at fair value through profit or loss (presented under Financial assets at fair value) upon adoption of IFRS 9, Financial Instruments, on 1 January 2018. Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable.    2 In 2017, Other interest-earning assets included prime brokerage receivables, which mainly included margin lending receivables. Upon adoption of IFRS 9, Financial Instruments, on 1 January 2018, prime brokerage receivables were reclassified to measured at fair value through profit or loss (presented under Financial assets at fair value). Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable. Gross receivable and payable balances within a single prime brokerage arrangement are presented as either a net receivable or a net payable on the balance sheet.    3 Includes financial assets at fair value held for trading, financial assets at fair value not held for trading, financial assets at fair value through other comprehensive income and, for 2019 and 2018, brokerage receivables.    4 For the purpose of this disclosure, negative interest income on assets is presented as a reduction to interest income, while in the consolidated income statement negative interest income on assets is presented as interest expense. Refer to Note 3 in the “Consolidated financial statements” section of this report for more information.

UBS AG consolidated supplemental disclosures required under SEC regulations

Average balances and interest rates (continued)

For the year ended	31.12.19			31.12.18			31.12.17
USD million, except where indicated	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)
Liabilities and equity
Amount due to banks
Domestic	6,012	(5)	(0.1)	7,477	20	0.3	7,829	16	0.2
Foreign	2,697	21	0.8	2,763	15	0.5	2,392	17	0.7
Payables from securities financing transactions[1]
Domestic	3,238	18	0.6	3,626	5	0.1	2,513	6	0.2
Foreign	17,218	353	2.1	26,111	341	1.3	89,713	357	0.4
Customer deposits and Funding from UBS Group AG and its subsidiaries
Domestic	291,554	1,864	0.6	290,056	1,555	0.5	278,040	903	0.3
of which: demand deposits	125,127	(66)	(0.1)	130,674	(39)	0.0	136,588	(47)	0.0
of which: savings deposits	112,810	16	0.0	110,560	26	0.0	104,759	34	0.0
of which: time deposits	53,617	1,914	3.6	48,822	1,567	3.2	36,693	916	2.5
Foreign	185,093	1,784	1.0	165,405	1,214	0.7	174,632	654	0.4
Short-term debt issued measured at amortized cost
Domestic	113	0	0.0	126	1	0.8	649	(1)	(0.2)
Foreign	28,780	468	1.6	47,655	604	1.3	42,435	321	0.8
Long-term debt issued measured at amortized cost
Domestic	13,483	336	2.5	14,143	374	2.6	14,876	413	2.8
Foreign	34,903	824	2.4	41,279	1,012	2.5	35,793	1,135	3.2
Financial liabilities at fair value (excluding debt issued designated at fair value)[1,2,3]
Domestic	903	0	0.0	697	7	1.0	560	10	1.8
Foreign	143,246	1,835	1.3	120,894	1,595	1.3	17,763	369	2.1
Debt issued designated at fair value
Domestic	2,307	42	1.8	2,568	13	0.5	2,127	13	0.6
Foreign	63,182	1,450	2.3	54,446	1,270	2.3	48,359	775	1.6
Other interest-bearing liabilities[2,5]
Domestic	2,381	15	0.6	1,285	4	0.3	826	1	0.1
Foreign	32,768	465	1.4	29,806	259	0.9	63,171	464	0.7
Total interest-bearing liabilities	827,878	9,470	1.1	808,338	8,290	1.0	781,676	5,455	0.7
Swap interest on hedged debt instruments and other swaps		(149)			(206)			(393)
Interest expense on off-balance sheet securities and other		651			659			572
Interest expense and average interest-bearing liabilities	827,878	9,971[4]	1.2	808,338	8,743[4]	1.1	781,676	5,633[4]	0.7
Non-interest-bearing liabilities
Derivative financial instruments	124,593			127,762			129,551
Other	66,477			62,655			45,807
Total liabilities	1,018,948			998,755			957,034
Total equity	53,221			51,490			54,369
Total average liabilities and equity	1,072,170			1,050,245			1,011,403
Net interest income		4,415			4,971			6,021
Net yield on interest-earning assets			0.6			0.6			0.8

1 Repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS. Certain repurchase agreements with an average balance of USD 73 billion in 2017 were reclassified from amortized cost (presented under Payables from securities financing transactions) to measured at fair value through profit or loss (presented under Financial liabilities at fair value (excluding debt issued designated at fair value)) upon adoption of IFRS 9, Financial Instruments, on 1 January 2018. Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable.    2 In 2017 Other interest-bearing liabilities included prime brokerage payables, which mainly included client securities financing and deposits. Upon adoption of IFRS 9, Financial Instruments, on 1 January 2018, prime brokerage payables were reclassified to measured at fair value through profit or loss (presented under Financial liabilities at fair value (excluding debt issued designated at fair value)). Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable. Gross receivable and payable balances within a single prime brokerage arrangement are presented as either a net receivable or a net payable on the balance sheet.    3 Includes financial liabilities at fair value held for trading, other financial liabilities designated at fair value and, for 2019 and 2018, brokerage payables designated at fair value.    4 For the purpose of this disclosure, negative interest expense on liabilities is presented as a reduction to interest expense, while in the consolidated income statement negative interest income on liabilities is presented as interest income. Refer to Note 3 in the “Consolidated financial statements” section of this report for more information.    5 Amounts disclosed for 2019 include lease liabilities that were recognized effective 1 January 2019 upon adoption of IFRS 16, Leases.

Average balances and interest rates (continued)

The percentage of total average interest-earning assets attributable to foreign activities was 64% for 2019  (2018: 62%; 2017: 62%). The percentage of total average interest-bearing liabilities attributable to foreign activities was 61% for 2019  (2018: 60%; 2017: 61%). All assets and liabilities are translated into US dollars at uniform month-end rates. Interest income and expense are translated at monthly average rates.

Average rates earned and paid on assets and liabilities can change from period to period based on the changes in interest rates in general, but are also affected by changes in the currency mix included in the assets and liabilities. Tax-exempt income is not recorded on a tax-equivalent basis. For all three years presented, tax-exempt income is considered to be insignificant and the effect from such income is therefore negligible.

UBS AG consolidated supplemental disclosures required under SEC regulations

Analysis of changes in interest income and expense

The following tables provide information by categories of interest-earning assets and interest-bearing liabilities on the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2019  compared with the year ended 31 December 2018, and for the year ended 31 December 2018  compared with the year ended 31 December 2017. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally.

	2019 compared with 2018			2018 compared with 2017
	Increase / (decrease) due to changes in			Increase / (decrease) due to changes in
USD million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change
Interest income from interest-earning assets
Balances at central banks
Domestic	(13)	(27)	(40)	(14)	(12)	(26)
Foreign	(5)	8	3	(19)	68	49
Loans and advances to banks
Domestic	(1)	4	3	(4)	11	7
Foreign	0	5	5	5	(29)	(24)
Receivables from securities financing transactions[1]
Domestic	7	24	31	5	(8)	(3)
Foreign	74	343	417	(334)	760	426
Loans and advances to customers
Domestic	(36)	68	32	35	0	35
Foreign	(68)	205	137	163	561	724
Financial assets at fair value[1]
Domestic	(12)	31	19	(11)	19	8
Foreign	318	(392)	(74)	1,704	400	2,104
of which: taxable	318	(392)	(74)	1,704	400	2,104
Other interest-earning assets
Domestic	(41)	(19)	(60)	(4)	29	25
Foreign	51	132	183	(224)	(226)	(450)
Interest income
Domestic	(96)	82	(14)	7	38	45
Foreign	370	301	671	1,295	1,533	2,828
Total interest income from interest-earning assets	274	383	657	1,302	1,571	2,873
Net interest income on swaps			78			(848)
Interest income on off-balance sheet securities and other			(63)			35
Total interest income			672			2,060

1 Certain reverse repurchase agreements with an average balance of USD 73 billion in 2017 were reclassified from amortized cost (presented under Receivables from securities financing transactions) to measured at fair value through profit or loss (presented under Financial assets at fair value) upon adoption of IFRS 9, Financial Instruments, on 1 January 2018. Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable.

Analysis of changes in interest income and expense (continued)

	2019 compared with 2018			2018 compared with 2017
	Increase / (decrease) due to changes in			Increase / (decrease) due to changes in
USD million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change
Interest expense on interest-bearing liabilities
Amount due to banks
Domestic	(4)	(20)	(24)	(1)	5	4
Foreign	0	5	5	3	(5)	(2)
Payables from securities financing transactions[1]
Domestic	0	13	13	2	(3)	(1)
Foreign	(116)	128	12	(254)	238	(16)
Customer deposits and Funding from UBS Group AG and its subsidiaries
Domestic	153	156	309	303	349	652
of which: demand deposits	0	(27)	(27)	0	8	8
of which: savings deposits	0	(11)	(11)	0	(8)	(8)
of which: time deposits	153	193	346	303	349	652
Foreign	138	433	571	(37)	596	559
Short-term debt issued measured at amortized cost
Domestic	0	(1)	(1)	1	1	2
Foreign	(245)	109	(136)	42	242	284
Long-term debt issued measured at amortized cost
Domestic	(17)	(21)	(38)	(21)	(18)	(39)
Foreign	(159)	(30)	(189)	176	(299)	(123)
Financial liabilities at fair value (excluding debt issued designated at fair value)[1]
Domestic	2	(9)	(7)	2	(5)	(3)
Foreign	291	(51)	240	2,166	(940)	1,226
Debt issued designated at fair value
Domestic	(1)	30	29	3	(3)	0
Foreign	201	(21)	180	97	398	495
Other interest-bearing liabilities
Domestic	7	4	11	0	3	3
Foreign	112	94	206	(234)	29	(205)
Interest expense
Domestic	140	152	292	289	328	617
Foreign	222	667	889	1,959	259	2,218
Total interest expense on interest-bearing liabilities	362	818	1,180	2,248	587	2,835
Swap interest on hedged debt instruments and other swaps			57			187
Interest expense on off-balance sheet securities and other			(9)			88
Total interest expense			1,228			3,109

1 Certain repurchase agreements with an average balance of USD 73 billion in 2017 were reclassified from amortized cost (presented under Payables from securities financing transactions) to measured at fair value through profit or loss (presented under Financial liabilities at fair value (excluding debt issued designated at fair value) upon adoption of IFRS 9, Financial Instruments, on 1 January 2018. Prior-period information for 2017 is still presented under IAS 39 requirements and therefore may not be comparable.

UBS AG consolidated supplemental disclosures required under SEC regulations

Deposits

The following table analyzes average deposits and average rates on each deposit category for the years ended 31 December 2019, 2018  and 2017. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were USD 54,262 million as of 31 December 2019  (31 December 2018: USD 63,184 million; 31 December 2017: USD 67,644 million).

	31.12.19		31.12.18		31.12.17
USD million, except where indicated	Average deposits	Average rate (%)	Average deposits	Average rate (%)	Average deposits	Average rate (%)
Banks
Domestic offices
Demand deposits	4,045	(0.6)	4,155	(0.5)	4,021	(0.4)
Time deposits	1,966	0.9	3,323	1.2	3,808	0.9
Total domestic offices	6,012	(0.1)	7,477	0.3	7,829	0.2
Foreign offices
Interest-bearing deposits	2,697	0.8	2,763	0.5	2,392	0.7
Total due to banks[1]	8,709	0.2	10,240	0.3	10,221	0.3

Customer accounts
Domestic offices
Demand deposits	125,127	(0.1)	130,674	0.0	136,588	0.0
Savings deposits	112,810	0.0	110,560	0.0	104,759	0.0
Time deposits	53,617	3.6	48,822	3.2	36,693	2.5
Total domestic offices	291,554	0.6	290,056	0.5	278,040	0.3
Foreign offices
Demand deposits	53,976	0.2	55,846	0.2	59,992	0.1
Time and savings deposits	131,117	1.3	109,560	1.0	114,640	0.5
Total foreign offices	185,093	1.0	165,406	0.7	174,632	0.4
Total customer deposits	476,647	0.8	455,461	0.6	452,672	0.3

1 Due to banks is considered to represent short-term borrowings to the extent that the total Due to banks exceeds total Due from banks, without differentiating between domestic and foreign offices. The remainder of total Due to banks is considered to represent deposits for the purpose of this disclosure.

As of 31 December 2019, the maturity of time deposits was as follows:

USD million	Domestic	Foreign
Within 3 months	5,267	90,265
3 to 6 months	244	3,979
6 to 12 months	2,141	2,712
1 to 5 years	22,813	2,716
Over 5 years	24,287	22
Total time deposits	54,751	99,694

Short-term borrowings

The table below presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with average and period-end interest rates. Short-term borrowings are comprised of short-term debt and repurchase agreements. There were no short-term balances within amounts due to banks for the periods presented.

	Short-term debt[1]			Repurchase agreements[2]
USD million, except where indicated	31.12.19	31.12.18	31.12.17	31.12.19	31.12.18	31.12.17
Period-end balance	21,837	39,025	52,270	103,880	108,584	94,437
Average balance	28,893	47,782	43,084	114,581	96,338	88,995
Maximum month-end balance	39,180	57,860	56,588	133,289	115,395	108,265
Average interest rate during the period (%)	1.6	1.3	0.7	1.2	1.0	0.2
Average interest rate at period end (%)	1.4	1.9	0.7	1.0	1.5	0.2

1 Short-term debt is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper reported within Debt issued measured at amortized cost.    2 Repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS.

Investments in debt instruments

The table below presents the carrying amount and yield of debt instruments (presented within Financial assets at fair value not held for trading, Financial assets measured at fair value through other comprehensive income and Other financial assets measured at amortized cost on the balance sheet) by contractual maturity bucket. The maturity information presented does not consider any early redemption features and debt instruments without fixed maturities are not included.

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies			57	(0.73)	11	0.23			68
US Treasury and agencies	1,990	1.92	7,236	1.89			106	4.44	9,332
Other foreign governments and official institutions	9,154	0.86	6,761	1.67	127	1.85	5,074	2.48	21,116
Corporate debt securities	4,765	0.91	5,039	1.27	35	0.15	1,430	3.79	11,269
Mortgage-backed securities							81	3.12	81
Subtotal as of 31 December 2019	15,909		19,093		173		6,691		41,867

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies									0
US Treasury and agencies	718	1.10	353	1.12	483	2.15	305	1.44	1,859
Other foreign governments and official institutions	283	2.01	66	3.31					349
Corporate debt securities	54	4.03	128	3.33					182
Mortgage-backed securities					1,074	1.12	2,881	1.70	3,955
Subtotal as of 31 December 2019	1,054		547		1,557		3,185		6,345

Debt securities measured at amortized cost
Swiss national government and agencies			1	3.92					1
US Treasury and agencies	747	1.95	3,815	2.02	3,493	2.31			8,055
Other foreign governments and official institutions	903	1.63	475	2.13					1,378
Corporate debt securities	702	0.96	1,259	1.65	143	(0.49)			2,104
Mortgage-backed securities							2,603	3.04	2,603
Subtotal as of 31 December 2019	2,352		5,550		3,636		2,603		14,141
Total as of 31 December 2019[1]	19,315		25,191		5,367		12,480		62,352

UBS AG consolidated supplemental disclosures required under SEC regulations

Investments in debt instruments (continued)

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies	203	(0.80)	73	(0.54)	13	0.14			290
US Treasury and agencies	7,725	2.15	3,444	1.93	87	2.13	140	2.34	11,396
Other foreign governments and official institutions	15,534	0.83	4,747	1.56	40	0.24			20,321
Corporate debt securities	3,765	0.93	3,749	1.02	1,092	1.35	5,354	2.98	13,960
Mortgage-backed securities							87	1.97	87
Subtotal as of 31 December 2018	27,227		12,013		1,233		5,581		46,053

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies									0
US Treasury and agencies	734	1.22	1,237	1.31	249	2.46			2,220
Other foreign governments and official institutions	317	3.15	45	3.79					362
Corporate debt securities	26	4.02	127	3.62					153
Mortgage-backed securities					1,356	1.52	2,575	2.47	3,931
Subtotal as of 31 December 2018	1,077		1,409		1,605		2,575		6,667

Debt securities measured at amortized cost
Swiss national government and agencies			1	4.00					1
US Treasury and agencies	1,334	1.16	2,846	1.83	4,152	2.13			8,332
Other foreign governments and official institutions	573	1.38	685	1.92					1,258
Corporate debt securities	220	1.11	892	1.63					1,112
Mortgage-backed securities							2,859	3.09	2,859
Subtotal as of 31 December 2018	2,127		4,424		4,152		2,859		13,562
Total as of 31 December 2018[1]	30,432		17,846		6,990		11,015		66,282

Investments in debt instruments (continued)

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies	924	(0.25)							924
US Treasury and agencies	8,714	1.20	3,345	1.64	2	1.51			12,061
Other foreign governments and official institutions	18,218	0.27	7,612	1.04	328	0.12			26,158
Corporate debt securities	2,578	0.12	6,377	1.03	556	0.16			9,512
Mortgage-backed securities							86	1.62	86
Subtotal as of 31 December 2017	30,434		17,335		886		86		48,741

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies					1	4.00			1
US Treasury and agencies	870	0.57	1,741	1.24	147	0.70			2,758
Other foreign governments and official institutions	363	3.86	77	2.43					441
Corporate debt securities	391	1.06	509	0.97	52	0.18			953
Mortgage-backed securities			0	1.42	617	1.35	3,363	1.53	3,980
Subtotal as of 31 December 2017	1,625		2,328		818		3,363		8,134

Debt securities measured at amortized cost
US Treasury and agencies			1,828	1.32	3,130	1.71			4,958
Other foreign governments and official institutions	1,919	(0.08)	793	1.36					2,712
Corporate debt securities	748	0.95	985	1.41					1,733
Subtotal as of 31 December 2017	2,667		3,606		3,130		0		9,403
Total as of 31 December 2017[1]	34,726		23,268		4,834		3,449		66,277

1 Includes investments in debt instruments as of 31 December 2019 issued by the US government and government agencies of USD 31,316 million (31 December 2018: USD 34,285 million; 31 December 2017: USD 23,758 million), the German government of USD 7,774 million (31 December 2018: USD 9,026 million; 31 December 2017: USD 7,043 million), the Japanese government of USD 2,298 million (31 December 2018: USD 5,588 million; 31 December 2017: USD 3,589 million) and the French government of USD 2,378 million (31 December 2018: USD 2,844 million; 31 December 2017: USD 6,098 million).

UBS AG consolidated supplemental disclosures required under SEC regulations

Loans and advances to banks and customers by industry (gross)

UBS AG’s lending portfolio is widely diversified across industry sectors. An amount of USD 202 billion (59% of the total) relates to loans to thousands of private households, predominantly in Switzerland, which are in most instances secured by mortgages, financial collateral or other assets. Exposure to banks and financial institutions amounted to USD 80 billion (23% of the total). Exposure to banks includes money market deposits with highly rated institutions. Excluding banks and financial institutions, the largest industry sector exposure as of 31 December 2019 was to Services, amounting to USD 21 billion (6% of the total). For further discussion of the loan portfolio, refer to the “Risk management and control” section of this report.

The industry categories presented in the tables below and on the following page are consistent with the classification of loans for reporting to the Swiss Financial Market Supervisory Authority (FINMA) and the Swiss National Bank. Loans that are presented within the balance sheet reporting lines Financial assets at fair value held for trading and Financial assets at fair value not held for trading are excluded from the tables below and on the following page.

USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Domestic
Banks	92	265	723	764	771
Chemicals	346	442	437	257	308
Construction	1,414	1,273	1,467	1,453	1,517
Electricity, gas and water supply	197	193	213	197	233
Financial services	8,331	7,744	7,343	5,619	6,051
Food and beverages	242	251	447	216	208
Hotels and restaurants	1,369	1,478	1,537	1,528	1,644
Manufacturing	1,897	1,916	2,331	1,965	2,009
Mining	14	11	15	19	23
Private households	131,280	127,761	127,585	121,582	123,763
Public authorities	704	888	1,053	1,340	1,606
Real estate and rentals	13,642	12,212	12,736	12,581	13,685
Retail and wholesale	4,153	4,278	4,122	3,938	3,681
Services	4,992	4,810	5,051	5,307	5,242
Transport, storage and communication	1,392	1,891	1,871	1,886	1,873
Other	816	730	750	696	696
Total domestic	170,880	166,143	167,680	159,347	163,309
Foreign
Banks	12,292	16,384	13,327	12,134	11,078
Chemicals	87	158	61	138	113
Construction	1,004	746	838	540	634
Electricity, gas and water supply	758	587	691	576	705
Financial services	59,139	57,388	60,377	49,486	56,321
Food and beverages	55	48	59	67	65
Hotels and restaurants	297	340	1,494	168	148
Manufacturing	1,163	1,570	1,867	1,684	1,955
Mining	693	640	1,037	989	1,464
Private households	70,462	68,887	69,246	61,504	62,591
Public authorities	388	1,487	2,264	2,506	1,269
Real estate and rentals	2,308	2,886	3,213	2,030	2,209
Retail and wholesale	2,544	2,717	2,657	2,184	1,972
Services	16,085	16,248	17,171	19,157	17,895
Transport, storage and communication	2,331	2,149	2,215	2,398	2,853
Other	655	528	566	214	163
Total foreign	170,261	172,761	177,083	155,776	161,437
Total gross	341,141	338,904	344,763	315,122	324,746

Loans and advances to banks and customers by industry (gross) (continued)

The table below presents the percentage of loans and advances to banks and customers in each industry sector and geographic location in relation to total loans and advances to banks and customers.

In %	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Domestic
Banks	0.0	0.1	0.2	0.2	0.2
Chemicals	0.1	0.1	0.1	0.1	0.1
Construction	0.4	0.4	0.4	0.5	0.5
Electricity, gas and water supply	0.1	0.1	0.1	0.1	0.1
Financial services	2.4	2.3	2.1	1.8	1.9
Food and beverages	0.1	0.1	0.1	0.1	0.1
Hotels and restaurants	0.4	0.4	0.4	0.5	0.5
Manufacturing	0.6	0.6	0.7	0.6	0.6
Private households	38.5	37.7	37.0	38.6	38.1
Public authorities	0.2	0.3	0.3	0.4	0.5
Real estate and rentals	4.0	3.6	3.7	4.0	4.2
Retail and wholesale	1.2	1.3	1.2	1.2	1.1
Services	1.5	1.4	1.5	1.7	1.6
Transport, storage and communication	0.4	0.6	0.5	0.6	0.6
Other	0.2	0.2	0.2	0.2	0.2
Total domestic	50.1	49.0	48.6	50.6	50.3
Foreign
Banks	3.6	4.8	3.9	3.9	3.4
Construction	0.3	0.2	0.2	0.2	0.2
Electricity, gas and water supply	0.2	0.2	0.2	0.2	0.2
Financial services	17.3	16.9	17.5	15.7	17.3
Hotels and restaurants	0.1	0.1	0.4	0.1	0.0
Manufacturing	0.3	0.5	0.5	0.5	0.6
Mining	0.2	0.2	0.3	0.3	0.5
Private households	20.7	20.3	20.1	19.5	19.3
Public authorities	0.1	0.4	0.7	0.8	0.4
Real estate and rentals	0.7	0.9	0.9	0.6	0.7
Retail and wholesale	0.7	0.8	0.8	0.7	0.6
Services	4.7	4.8	5.0	6.1	5.5
Transport, storage and communication	0.7	0.6	0.6	0.8	0.9
Other	0.2	0.2	0.2	0.1	0.1
Total foreign	49.9	51.0	51.4	49.4	49.7
Total gross	100.0	100.0	100.0	100.0	100.0

UBS AG consolidated supplemental disclosures required under SEC regulations

Loans and advances to banks and customers – mortgages (gross)

The table below provides more information about UBS AG’s mortgage portfolio by client domicile and type of mortgage. Mortgages are included in the industry categories in the tables on the previous pages.

USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Mortgages
Domestic	150,284	145,464	145,276	139,558	143,993
Foreign	27,970	24,771	22,092	19,573	18,856
Total gross mortgages	178,254	170,235	167,367	159,130	162,849

Mortgages
Residential	158,333	150,999	148,167	139,711	141,375
Commercial	19,922	19,236	19,201	19,419	21,474
Total gross mortgages	178,254	170,235	167,367	159,130	162,849

Loans and advances to banks and customers – maturity profile (gross)

The table below provides the maturity profile of loans and advances to banks and customers. The maturity information presented does not consider any early redemption features.

USD million	Within 1 year	1 to 5 years	Over 5 years	Total
Domestic
Banks	92	0	0	92
Mortgages	55,552	63,221	31,512	150,284
Other loans	14,287	4,633	1,584	20,503
Total domestic	69,931	67,853	33,096	170,880
Foreign
Banks	12,107	179	6	12,292
Mortgages	3,971	5,714	18,285	27,970
Other loans	114,852	14,419	727	129,999
Total foreign	130,931	20,312	19,018	170,261
Total gross	200,862	88,165	52,114	341,141

As of 31 December 2019, total loans and advances to banks and customers granted at fixed and floating interest rates were as follows:

USD million	Within 1 year	1 to 5 years	Over 5 years	Total
Fixed-rate loans	135,638	64,498	37,695	237,830
Adjustable or floating-rate loans	65,224	23,667	14,420	103,311
Total	200,862	88,165	52,114	341,141

Non-performing loans

A claim is considered as non-performing when: (i) it is more than 90 days past due; (ii) it is subject to restructuring proceedings, where preferential conditions concerning interest rates, subordination, tenor, etc. have been granted in order to avoid default of the counterparty (forbearance); or (iii) the counterparty is subject to bankruptcy / enforced liquidation proceedings in any form, even if there is sufficient collateral to cover the due payment, or there is other evidence that payment obligations will not be fully met without recourse to collateral.

Refer to “Credit policies for distressed assets” in the “Risk management and control” section of this report for comprehensive information about UBS AG’s distressed asset definitions, of which non-performing is a component. Also, refer to Note 1 and Note 23 in the “Consolidated financial statements” section of this report for more information about the various risk factors that are considered to be indicative of credit impairment.

The table below provides UBS AG’s non-performing loans and advances to banks and customers.

USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Non-performing loans and advances to banks and customers:
Domestic	1,471	1,548	1,374	1,497	1,172
Foreign	994	871	776	859	455
Total non-performing loans and advances to banks and customers	2,466	2,419	2,150	2,357	1,627

USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Gross interest income not collected on non-performing loans and advances to banks and customers:[1]
Domestic	12	12	8	5	6
Foreign	14	36	25	22	7
Interest income included in Net profit for non-performing loans and advances to banks and customers:
Domestic	20	20	32	36	25
Foreign	21	15	6	10	5

1 For credit-impaired financial assets, interest income is determined by applying the effective interest rate (EIR) to the amortized cost of the instrument, which represents the gross carrying amount adjusted for any loss allowance.

Forbearance (credit restructuring)

Under imminent payment default or where default has already occurred, UBS AG may grant concessions to borrowers in financial difficulties that it would otherwise not consider in the normal course of its business, such as preferential interest rates, extension of maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc. When a forbearance measure takes place, each case is considered individually and the exposure is generally classified as defaulted. Forbearance classification will remain until the loan is collected or written off, non-preferential conditions are granted that supersede the preferential conditions or until the counterparty has recovered and the preferential conditions no longer exceed UBS AG’s risk tolerance.

Contractual adjustments when there is no evidence of imminent payment default, or where changes to terms and conditions are within UBS AG’s usual risk appetite, are not considered to be forborne.

Gross interest income not collected that relates to restructured non-performing loans and advances to banks and customers was not material to the results of operations in 2019, 2018, 2017, 2016 or 2015.

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

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total IFRS assets at 31 December 2019, 2018 and 2017. As of 31 December 2019, there were no outstandings that exceeded 0.75% of total IFRS assets in any country currently facing debt restructuring or liquidity problems that UBS AG expects would materially affect the country’s ability to service its obligations. Aggregate country risk exposures are monitored and reported on an ongoing basis. The internal risk view is not directly comparable to the cross-border outstandings in the table below due to different approaches to netting, differing trade populations and differing approach to allocation of exposures to countries. For more information about the country framework within risk control, refer to the “Risk management and control” section of this report.

	31.12.19
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1]
USA	14,615	102,070	11,501	128,187	13.2	30,594
UK	1,828	47,357	4,095	53,280	5.5	4,457
Japan	5,109	2,855	8,283	16,247	1.7	20
Germany	595	3,235	6,374	10,203	1.0	1,036
Hong Kong	469	19,186	117	19,771	2.0	491
France	1,964	6,747	719	9,430	1.0	7,004

	31.12.18
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1]
USA	20,142	95,274	16,135	131,551	13.7	21,686
UK	2,455	50,248	2,839	55,543	5.8	6,666
Japan	13,863	2,726	6,135	22,724	2.4	56
Germany	1,082	5,182	13,405	19,669	2.1	897
Hong Kong	1,132	15,388	125	16,645	1.7	984
France	2,404	5,503	393	8,299	0.9	5,402

	31.12.17
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1]
USA	21,829	89,662	16,342	127,833	13.6	23,819
UK	2,342	54,550	6,563	63,454	6.8	12,457
Japan	1,725	8,354	9,148	19,228	2.0	82
Germany	1,515	8,488	9,345	19,348	2.1	1,375
France	2,516	5,841	5,142	13,500	1.4	6,002
Hong Kong	609	16,846	336	17,791	1.9	442
Singapore	169	4,518	3,036	7,724	0.8	522
1 Includes irrevocable forward starting transactions (reverse repurchase agreements and securities borrowing agreements).

Summary of movements in expected credit loss allowances and provisions

The following table provides more information about the movements in ECL allowances and provisions. Refer to “Credit risk” in the “Risk management and control” section of this report for more information.

USD million	31.12.19	31.12.18	31.12.17[1]	31.12.16[1]	31.12.15[1]
Balance at beginning of year	1,054[2]	1,146[2]	642	726	739
Domestic
Write-offs
Banks	(1)	0	0	0	0
Construction	(4)	(9)	(5)	(1)	(2)
Electricity, gas and water supply	(2)	(1)	0	0	(1)
Financial services	(1)	(4)	(3)	(3)	(3)
Hotels and restaurants	(7)	0	0	0	0
Manufacturing	(5)	(3)	(2)	(7)	(9)
Private households	(15)	(22)	(18)	(20)	(35)
Real estate and rentals	(2)	0	0	0	0
Retail and wholesale	(4)	(3)	(11)	(10)	(47)
Services	(3)	(4)	(11)	(3)	(3)
Transport, storage and communications	0	(4)	(3)	(4)	(9)
Total gross domestic write-offs	(44)	(51)	(53)	(49)	(110)
Foreign
Write-offs
Banks	(1)	0	0	0	(9)
Construction	0	0	(1)	0	0
Financial services	(4)	(4)	(24)	(4)	(3)
Manufacturing	(25)	(78)	0	(21)	0
Mining	(1)	(5)	(17)	(24)	(1)
Private households	(6)	(6)	(22)	(8)	(12)
Real estate and rentals	(2)	0	0	0	0
Retail and wholesale	(10)	(1)	0	0	(19)
Services	(10)	(10)	(4)	(16)	(10)
Transport, storage and communications	(2)	(36)	0	(20)	0
Other	(37)	(18)	0	0	0
Total gross foreign write-offs	(98)	(158)	(68)	(94)	(54)
Total usage of ECL provisions	0	0	0	0	0
Total write-offs / usage of ECL provisions	(142)	(210)	(121)	(143)	(164)
Recoveries
Domestic	9	9	19	11	41
Foreign	3	0	1	11	7
Total recoveries	13	9	20	22	48
Total net write-offs / usage of ECL provisions	(130)	(201)	(101)	(121)	(116)
Increase / (decrease) in ECL allowances and provisions recognized in the income statement	78	118	128	31	118
Increase / (decrease) in ECL collective allowances recognized in the income statement	0	0	3	7	0
Foreign currency translation	8	(9)	21	(12)	(18)
Other	19	0	38	12	2
Balance at end of year[3]	1,029	1,054	731	642	726

1 Information is presented under IAS 39 requirements.    2 Includes stage 1 and stage 2 expected credit losses and additional stage 3 expected credit losses. Refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of this report for more information about IFRS 9.    3 Includes ECL allowances for receivables from securities financing transactions.

UBS AG consolidated supplemental disclosures required under SEC regulations

Allocation of the expected credit loss allowances and provisions1

The following table provides a breakdown of ECL allowances and provisions by industry sector and geographic location.

USD million	31.12.19	31.12.18	31.12.17	31.12.16	31.12.15
Domestic
Banks	3	4	3	3	3
Chemicals	13	14	0	0	0
Construction	14	14	16	17	13
Electricity, gas and water supply	0	2	3	1	2
Financial services	40	36	23	12	17
Food and beverages	8	10	0	0	3
Hotels and restaurants	12	12	9	10	13
Manufacturing	86	75	58	59	77
Private households	150	180	46	45	47
Public authorities	1	1	0	0	0
Real estate and rentals	22	23	11	11	13
Retail and wholesale	92	94	76	66	78
Services	34	30	25	28	23
Transport, storage and communication	5	18	13	15	32
Other	2	2	0	0	0
Total domestic ECL-specific allowances	482	515	285	268	320
Foreign
Banks	3	5	0	0	0
Chemicals	1	0	0	0	0
Construction	2	0	0	1	1
Financial services	54	49	42	63	90
Manufacturing	10	28	85	7	13
Mining	55	26	52	30	46
Private households	139	154	39	58	60
Public authorities	6	8	11	11	14
Real estate and rentals	25	38	24	2	1
Retail and wholesale	78	87	85	78	80
Services	22	23	23	17	19
Transport, storage and communication	35	3	39	40	40
Other	3	1	0	0	0
Total foreign ECL-specific allowances	433	422	399	309	365
ECL collective allowances	0	0	13	11	6
ECL provisions	114	116	34	54	35
Total ECL allowances and provisions	1,029	1,054	731	642	726
1 Prior-period 2017–2015 information is presented under IAS 39 requirements.

Alternative performance measures

Alternative performance measures

An alternative performance measure (APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs, including adjusted results, in the discussion of the financial and operating performance of the Group, our business divisions and our Corporate Center. We use APMs to provide a fuller picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table below. Our APMs may qualify as non-GAAP measures as defined by SEC regulations.

APM label	Definition	Information content
Adjusted results (adjusted operating profit / (loss) before tax, adjusted operating income, adjusted operating expenses)

Calculated by adjusting operating profit / (loss), operating income and operating expenses as reported in accordance with International Financial Reporting Standards (IFRS) for restructuring and litigation expenses, as well as other material profit or loss items that management believes are not representative of the underlying business performance.

These measures provide information about the financial and operating performance, excluding items that management believes are not representative of the underlying performance of our businesses.
Invested assets

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Recurring income – GWM	Calculated as total of net interest income and recurring net fee income.	This measure provides information about the amount of the recurring net interest and fee income.
Recurring net fee income – GWM, P&C

Calculated as total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.

This measure provides information about the amount of recurring net fee income.
Transaction-based income – GWM, P&C

Calculated as total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.

Appendix

APM label	Calculation	Information content
Adjusted cost / income ratio (%)	Calculated as adjusted operating expenses divided by adjusted operating income before credit loss expense or recovery.

This measure provides information about the efficiency of the business by comparing operating expenses with gross income, while excluding items that management believes are not representative of the underlying performance of the businesses.

Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or recovery.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – GWM, AM	Calculated as operating income before credit loss expense or recovery (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or recovery of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – GWM, AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Net new business volume growth (%) – P&C	Calculated as total net inflows and outflows of client assets and loans during the period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.	This measure provides information about the growth of the business volume as a result of net new business volume flows during a specific period.
Net profit growth (%)

Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of comparison period.

This measure provides information about profit growth in comparison with the prior period.
Recurring income as a % of income – GWM	Calculated as net interest income and recurring net fee income divided by operating income before credit loss expense or recovery.	This measure provides information about the proportion of recurring income in operating income.
Return on common equity tier 1 capital (%)	Calculated as net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on leverage ratio denominator, gross (%)	Calculated as operating income before credit loss expense or recovery divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as operating income before credit loss expense or recovery divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.[1]	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF2)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Total tangible book value per share (USD and CHF2)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.

1  Effective 1 January 2019, the definition of the numerator for return on tangible equity has been revised to align it with the numerators for return on equity and return on common equity tier 1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.

2  Total book value per share and total tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

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

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

Appendix

Abbreviations frequently used in our financial reports (continued)

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

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

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Abbreviations frequently used in our financial reports (continued)

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized corporate clients

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

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Geschäftsbericht (SAP no. 80531): This publication provides the translation into German of our Annual Report. Annual Review (SAP no. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in .pdf format at www.ubs.com/
investors, in the “UBS Group AG and UBS AG financial information” section, and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at www.ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/
investors provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Results presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: Email alerts to news about UBS can be subscribed for under “UBS news alert” at www.ubs.com/global/
en/investor-relations/contact/investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation, including Interest Rate Benchmark Reform, and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of the UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the UK’s exit from the EU; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks or other cybersecurity disruptions, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2019. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

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