Form 20-F
period 2020-12-31
UBS Group AG; UBS AG
filed 2021-03-05
CIK 1610520, 1114446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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
Please see page 3.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Please see page 3.

Indicate the number of outstanding shares of each of each issuer’s classes of capital or common stock as of 31 December 2020:

UBS Group AG

Ordinary shares, par value CHF 0.10 per share:

3,859,055,395 ordinary shares

(including 307,477,002 treasury shares)

UBS AG

Ordinary shares, par value CHF 0.10 per share: 3,858,408,466 ordinary shares

(none of which are treasury shares)

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

UBS Group AG
Yes o	No ☑

UBS AG
Yes ☑	No o

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

Indicate by check mark whether the registrants have submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrants were required to submit such files).

Yes ☑	No o

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth company. See definition of “accelerated filer and large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.  (Check One):

UBS Group AG
Large accelerated filer ☑	Accelerated filer o	Non-accelerated filer o Emerging growth company o
UBS AG
Large accelerated filer o	Accelerated filer o	Non-accelerated filer ☑ Emerging growth company o

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

UBS Group AG
Yes ☑	No o

UBS AG
Yes ☑	No o

Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this filing.
U.S. GAAP o			Other o
	International Financial Reporting Standards as issued by the International Accounting Standards Board	☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrants have elected to follow.

Item 17 o	Item 18 o

If this is an annual report, indicate by check mark whether the registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act)

Yes o	No ☑

Securities registered or to be registered pursuant to Section 12(b) of the Act:

UBS Group AG
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares (par value of CHF 0.10 each)	UBS	New York Stock Exchange
UBS AG
Title of each class	Trading symbol(s)	Name of each exchange on which registered
E-TRACS Linked to the Wells Fargo® Business Development Company Index Series B due April 26, 2041	BDCZ	NYSE Arca
E-TRACS Linked to the UBS Bloomberg CMCI Total Return Series B due April 5, 2038	UCIB	NYSE Arca
E-TRACS Linked to the Bloomberg Commodity Index Total ReturnSM Series B due October 31, 2039	DJCB	NYSE Arca
ETRACS 2xMonthly Pay Leveraged US Small Cap High Dividend ETN Series B due November 10, 2048	SMHB	NYSE Arca
ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility ETN Series B due October 21, 2049	HDLB	NYSE Arca
E-TRACS Linked to the Alerian MLP Infrastructure Index Series B due April 2, 2040	MLPB	NYSE Arca
ETRACS Alerian MLP Index ETN Series B due July 18, 2042	AMUB	NYSE Arca
ETRACS NYSE® Pickens CoreMidstream™ Index ETN due August 20, 2048	PYPE	NYSE Arca
ETRACS 2xMonthly Pay Leveraged Preferred Stock Index ETN due September 25, 2048	PFFL	NYSE Arca
ETRACS Quarterly Pay 1.5x Leveraged Alerian MLP Index ETN	MLPR	NYSE Arca
ETRACS Quarterly Pay 1.5x Leveraged Wells Fargo BDC Index ETN	BDCX	NYSE Arca
ETRACS Monthly Pay 1.5x Leveraged Mortgage REIT ETN	MVRL	NYSE Arca
ETRACS Monthly Pay 1.5x Leveraged Closed-End Fund Index ETN	CEFD	NYSE Arca
ETRACS Alerian Midstream Energy Index ETN	AMNA	NYSE Arca
ETRACS Alerian Midstream Energy High Dividend Index ETN	AMND	NYSE Arca
ETRACS Alerian Midstream Energy Total Return Index ETN	AMTR	NYSE Arca
ETRACS 2x Leveraged US Dividend Factor TR ETN	SCDL	NYSE Arca
ETRACS 2x Leveraged US Growth Factor TR ETN	IWFL	NYSE Arca
ETRACS 2x Leveraged US Size Factor TR ETN	IWML	NYSE Arca
ETRACS 2x Leveraged US Value Factor TR ETN	IWDL	NYSE Arca
ETRACS 2x Leveraged MSCI US Minimum Volatility Factor TR ETN	USML	NYSE Arca
ETRACS 2x Leveraged MSCI US Momentum Factor TR ETN	MTUL	NYSE Arca
ETRACS 2x Leveraged MSCI US Quality Factor TR ETN	QULL	NYSE Arca
UBS AG FI Enhanced Large Cap Growth ETN due June 19, 2024	FBGX	NYSE Arca
UBS AG FI Enhanced Europe 50 ETN due February 12, 2026	FIEE	NYSE Arca
UBS AG FI Enhanced Global High Yield ETN due March 3, 2026	FIHD	NYSE Arca

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Cautionary Statement: Refer to the Cautionary Statement Regarding Forward-Looking Statements section in the Annual Report 2020 (page 620).

Cross-reference table

Set forth below are the respective items of SEC Form 20-F, and the locations in this document where the corresponding information can be found.

  Annual Report refers to the Annual Report 2020 of UBS Group AG and UBS AG annexed hereto, which forms an integral part hereof.
  Supplement refers to certain supplemental information contained in this forepart of the Form 20-F, starting on page 10 following the cross-reference table.
  Financial Statements refers to the consolidated financial statements of either UBS Group AG or UBS AG, or both, depending upon the context, contained in the Annual Report.

In the cross-reference table below, page numbers refer to either the Annual Report or the Supplement, as noted.

Please see page 9 of the Annual Report for definitions of terms used in this Form 20-F relating to UBS.

Form 20-F item	Response or location in this filing

Item 1. Identity of Directors, Senior Management and Advisors.	Not applicable.
Item 2. Offer Statistics and Expected Timetable.	Not applicable.
Item 3. Key Information
A – Selected Financial Data	Annual Report, Selected Financial Data (568-671 and 591-594), Statement of changes in equity (280-283 and 420-423) and UBS shares (177).
B – Capitalization and Indebtedness.	Not applicable.
C – Reasons for the Offer and Use of Proceeds.	Not applicable.
D – Risk Factors.	Annual Report, Risk factors (56-66).
Item 4. Information on the Company.
A – History and Development of the Company

1-3: Annual Report, Corporate information and Contacts (6). The registrants' agent is David Kelly, 600 Washington Boulevard, Stamford, CT  06901.

4: Annual Report, Our evolution (14); Our strategy (16-17); Our businesses (19-28); Note 29 to each set of Financial Statements (Changes in organization and acquisitions and disposals of subsidiaries and businesses) (396 and 539)

5-6: Refer to our management discussion and analysis for a description of material acquisitions and divestitures in Annual Report, Our businesses (19-28), as applicable, Note 12 to each set of Financial Statements (Property, equipment and software) (322 and 463) and Note 29 to each set of Financial Statements (Changes in organization and acquisitions and disposals of subsidiaries and businesses) (396 and 539).

7: Nothing to disclose.

8: Annual Report, Information sources (619).

B – Business Overview.

1, 2 and 5: Annual Report, Our strategy, business model and environment (16-66), Note 2a to each set of Financial Statements (Segment reporting) (306-307 and 447-448) and Note 2b to each set of Financial Statements (Segment reporting by geographic location) (308 and 449). See also Supplement (10).

3: Seasonal characteristics (76).

4: Not applicable.

6: None.

7: Information as to the basis for these statements normally accompanies the statements, except where marked in the report as a statement based upon publicly available information or internal estimates, as applicable.

8: Regulation and supervision (49-51)  and  Regulatory and legal developments (52-55).

Supplement (11).

C – Organizational Structure.	Annual Report, Our evolution (14) and Note 28 to each set of Financial Statements (Interests in subsidiaries and other entities) (390-395 and 533-538).
D – Property, Plant and Equipment.

Annual Report, Property, plant and equipment (572 and 595), Note 12 to each set of Financial Statements (Property, equipment and software) (322 and 463), Note 30 to each set of Financial Statements (Finance lease receivables)  (397 and 540).

Information required by Industry Guide 3	Annual Report, Information required by industry guide 3 (573-589 and 596-612) and Selected financial data (568-671 and 591-594).
Item 4A. Unresolved Staff Comments.	None.
Item 5. Operating and Financial Review and Prospects.
A – Operating Results.

Annual Report, Our key figures (8),  UBS AG consolidated key figures (407), Performance targets and measurement (18), Group performance (70-77), financial and operating performance by business division and Group Functions (78-88), Note 2a to each set of Financial Statements (Segment reporting) (306-307 and 447-448), Currency management (176),  Capital management (144-162),  Risk factors (56-66), Our environment (29-33), Note 25 to each set of Financial Statements (Hedge Accounting) (370-373 and 512-515), Regulation and supervision (49-51), Regulatory and legal developments (52-55), Accounting and financial reporting (68-69), Note 1b to each set of Financial Statements (Changes in accounting policies, comparability and other adjustments) (304-305 and 445-446) and Note 29 to each set of Financial Statements (Changes in organization and acquisitions and disposals of subsidiaries and businesses) (396 and 539).

B – Liquidity and Capital Resources.

Annual Report, Risk factors (56-66),  Group performance (70-77), financial and operating performance by business division and Group Functions (78-88), Seasonal characteristics (76), Interest rate risk in the banking book (128-131), Capital,  liquidity and funding, and balance sheet (143-179), Note 23 to each set of Financial Statements (Restricted and transferred financial assets) (366-368 and 507-509), Note 11 (Financial assets measured at fair value through other comprehensive income) (322 and 463), Note 10 to each set of Financial Statements (Derivative instruments) (320-321 and 461-462), Note 15 to UBS Group AG and UBS AG Financial Statements (Amounts due to banks and customer deposits, and Amounts due to banks, customer deposits and funding from UBS Group AG and its subsidiaries, respectively) (326 and 467), Note 16 to each set of Financial Statements (Debt issued designated at fair value) (327 and 468), Note 17 to each set of Financial Statements (Debt issued measured at amortized cost) (328-329 and 469-470), Short-term borrowings (580 and 603), Note 12 to each set of Financial Statements (Property, equipment and software) (322 and 463), Note 25 to each set of Financial Statements (Hedge Accounting) (370-373 and 512-515), Note 30 to each set of Financial Statements (Finance lease receivables)  (397 and 540).

Liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. While we believe our 'working capital' is sufficient for the company's present requirements, it is our opinion that, as a bank, our liquidity coverage ratio (LCR) is the more relevant measure. For more information see, Annual Report, Liquidity coverage ratio (165).

C—Research and Development, Patents and Licenses, etc.	Not applicable.
D—Trend Information.

Annual Report, Our businesses (19-28), Our environment (29-33), Regulatory and legal developments (52-55), Risk factors (56-66), Financial and operating performance (68-88) and Top and emerging risks (94).

E—Off-Balance Sheet Arrangements.

Annual Report, Off-balance sheet (173-174),  Note 28c) to each set of Financial Statements (Interests in unconsolidated structured entities) (393-395 and 536-538), Note 23 to each set of Financial Statements (Restricted and transferred financial assets) (366-368 and 507-509) and Note 30 to each set of Financial Statements (Finance lease receivables)  (397 and 540).

F—Tabular Disclosure of Contractual Obligations.	Annual Report, Contractual obligations (174). Finance lease obligations disclosed together with operating leases as "Lease obligations", as it is not material enough to breakout separately.

Item 6. Directors, Senior Management and Employees.
A – Directors and Senior Management.	1, 2 and 3: Annual Report, Board of Directors (191-206) and Group Executive Board (207-214). 4, 5: None.
B – Compensation.

1: Annual Report, Compensation (220-264), Note 27 to each set of Financial Statements (Employee benefits: variable compensation) (385-389 and 528-532) and Note 31 to each set of Financial Statements (Related parties) (398-399 and 541-543).

2: Annual Report, Note 26 to each set of Financial Statements (Post-employment benefit plans) (374-384 and 516-527).

C – Board practices.

1: Annual Report, Board of Directors (191-206). The term of office for members of the Board of Directors and its Chairman expires after completion of the next Annual General Meeting. The next Annual General Meeting is scheduled on 8 April 2021.

2: Annual Report, Compensation (220-264) and Note 31 to each set of Financial Statements (Related parties) (398-399 and 541-543).

3: Annual Report, Audit Committee (200) and Compensation Committee (201).

Refer to the Supplement (15) for information on UBS AG's Board of Directors' executive sessions.

D—Employees.	Annual Report, Employees (45-47); Selected financial data (568-671 and 591-594). UBS group AG (consolidated) personnel by business division and Group Functions:
		As of
	Full-time equivalents	31.12.20	31.12.19	31.12.18
	Personnel (full-time equivalents)	71,551	68,601	66,888
	Global Wealth Management	21,834	22,674	23,618
	Personal & Corporate Banking	5,193	5,148	5,183
	Asset Management	2,343	2,284	2,301
	Investment Bank	5,180	5,331	5,205
	Group Functions	37,000	33,164	30,581
	UBS AG (consolidated) personnel by business division and Group Functions:
	As of
	Full-time equivalents	31.12.20	31.12.19	31.12.18
	Personnel (full-time equivalents)	47,546	47,005	47,643
	Global Wealth Management	21,758	22,626	23,554
	Personal & Corporate Banking	5,108	5,064	5,100
	Asset Management	2,269	2,220	2,273
	Investment Bank	5,040	4,973	4,928
	Group Functions	13,371	12,121	11,788

E—Share Ownership.

Annual Report, Compensation (220-264), Note 27 to each set of Financial Statements (Employee benefits: variable compensation) (385-389 and 528-532) and Note 31b to each set of Financial Statements (Equity holdings of key management personnel)  (398 and 541).

Item 7. Major Shareholders and Related Party Transactions.
A—Major Shareholders.

Annual Report, Group structure and shareholders (183),  Share capital structure (184-188) and Voting rights, restrictions and representation (189).

The number of shares of UBS Group AG held by the respective shareholders listed on page 183 of the Annual Report registered in the UBS share register with 3% or more of total share capital as of 31 December 2020 is as follows:

	Shareholder	Number of shares held
	Chase Nominees Ltd., London	400,801,555
	DTC (Cede & Co.), New York	198,928,564
	Nortrust Nominees Ltd., London	192,679,615

According to the mandatory FMIA disclosure notifications filed with UBS Group AG and SIX, the following entities disclosed holding of more than 3% of the total share capital of UBS Group AG, with the following number of shares:

	Shareholder	Number of shares held
	Norges Bank, Oslo on 24 July 2019	115,997,262
	BlackRock Inc., New York on 26 May 2020	181,261,629
	Artisan Partners Limited Partnership, Milwaukee on 18 November 2020	121,591,630
	The number of shares of UBS AG held by UBS Group AG as of 31 December 2020 was 3,858,408,466 shares.
B—Related Party Transactions.	Annual Report, Loans granted to GEB members (262), Loans granted to BoD members (262) and Note 31 to each set of Financial Statements (Related parties) (398-399 and 541-543).
C—Interests of Experts and Counsel.	Not applicable.
Item 8. Financial Information.
A—Consolidated Statements and Other Financial Information.

1, 2, 3, 4, 6: Please see Item 18 of this Form 20-F.

5: Not applicable.

7: Information on material legal and regulatory proceedings is in Note 18 to each set of Financial Statements (Provisions and contingent liabilities) (330-336 and 471-477).

For developments during the year, please see also the note Provisions and contingent liabilities in the Consolidated Financial Statements section in our respective quarterly reports for the First, Second and Third Quarters 2020, filed on Forms 6-K dated April 28, 2020 (UBS Group AG) and May 4, 2020 (UBS AG), July 21, 2020 (UBS Group AG) and July 24, 2020 (UBS AG) and October 20, 2020 (UBS Group AG) and October 23, 2020 (UBS AG), respectively; as well as the Provisions and contingent liabilities section in the Fourth Quarter 2020 Report, filed on Form 6-K dated January 26, 2021. The disclosures in each such Quarterly Report speak only as of their respective dates.

8: Annual Report, Letter to Shareholders (2-5), Our strategy (16-17), Investors (44), Dividend Distribution (176), Distributions to shareholders (187).

B—Significant Changes.	Annual Report, Events subsequent to the publication of the unaudited fourth quarter 2020 report (8) and Note 34 to each set of Financial Statements (Events after the reporting period) (401 and 545).
Item 9. The Offer and Listing.
A – Offer and Listing Details.

1, 2, 3, 5, 6, 7: Not applicable.

4: Listing of UBS Group AG shares are listed on the New York Stock Exchange under the symbol UBS and on the Swiss SIX Exchange under the symbol UBSG, Group structure and shareholders (183) and Share capital structure (184-188).

B—Plan of Distribution.	Not applicable.
C—Markets.	Cover page (3). Annual Report, Listing of UBS Group AG shares (179).
D—Selling Shareholders.	Not applicable.
E—Dilution.	Not applicable.
F—Expenses of the Issue.	Not applicable.

Item 10. Additional Information.
A—Share Capital.	Not applicable.
B—Memorandum and Articles of Association.

Annual Report, Share  capital structure (184-188),  Shareholders' participation rights (189-190), Significant shareholders (183), Change of control and defense measures (215), Compensation governance (228-229), Elections and terms of office (198) and Compensation for the Board of Directors  (250-252).

Supplement (12-16).

C—Material Contracts.

The Terms & Conditions of the several series of capital instruments issued to date, and to be issued pursuant to Deferred Capital Contingent Plans, are exhibits 4.1 through 4.22 to this Form 20-F. These notes are described under Capital and other instruments contributing to our total loss-absorbing capacity on page 145 of the Annual Report and Our deferred compensation plans on page 244 of the Annual Report.

The settlement agreements and orders filed as exhibits 4.23 through 4.27 are described in item 5 (Foreign exchange, LIBOR and benchmark rates, and other trading practices) of Note 18 (Provisions and contingent liabilities) to each set of Financial Statements 330-336 and 471-477.

The Asset Transfer Agreement by which certain assets and liabilities of UBS AG were transferred to UBS Switzerland AG is filed as Exhibit 4.28, and is described under Joint liability of UBS Switzerland AG on page 549 of the Annual Report.

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

E—Taxation.	Supplement (16-18).
F—Dividends and Paying Agents.	Not applicable.
G—Statement by Experts.	Not applicable.
H—Documents on Display.

UBS files periodic reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov. Much of this information may also be found on the UBS website at www.ubs.com/investors.

I—Subsidiary Information.	Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information About Market Risk.	Annual Report, Market risk (124-132).
(b) Qualitative Information About Market Risk.	Annual Report, Market risk (124-132).
(c) Interim Periods.	Not applicable.
Item 12. Description of Securities Other than Equity Securities.
A – Debt Securities	Not applicable.
B – Warrants and Rights	Not applicable.
C – Other Securities	Not applicable.
D – American Depositary Shares	Not applicable.
Item 13. Defaults, Dividend Arrearages and Delinquencies.

There has been no material default in respect of any indebtedness of UBS or any of its significant subsidiaries or any arrearages of dividends or any other material delinquency not cured within 30 days relating to any preferred stock of UBS Group AG or any of its significant subsidiaries.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.	None.

Item 15. Controls and Procedures.
(a) Disclosure Controls and Procedures	Annual Report, US disclosure requirements (219), and Exhibit 12 to this Form 20-F.
(b) Management’s Annual Report on Internal Control over Financial Reporting	Annual Report, Management’s report on internal control over financial reporting (269 and 409).
(c) Attestation Report of the Registered Public Accounting Firm	Annual Report, Report of Independent Registered Public Accounting Firm (270 and 410).
(d) Changes in Internal Control over Financial Reporting	None.
Item 15T. Controls and Procedures.	Not applicable.
Item 16A. Audit Committee Financial Expert.

Annual Report, Audit Committee (200) and Differences from corporate governance standards relevant to US-listed companies (182).

All Audit Committee members have accounting or related financial management expertise and in compliance with the rules established pursuant to the US Sarbanes-Oxley Act of 2002, at least one member, the Chairperson Jeremy Anderson, qualifies as a financial expert.

Item 16B. Code of Ethics.

Annual Report, Code of Conduct and Ethics (43). UBS's Code of Conduct and Ethics ("the Code") is published on our website under https://www.ubs.com/code.The UBS Code of Business Conduct does not include a waiver option, and no waiver from any provision of the Code was granted to any employee in 2020.

Item 16C. Principal Accountant Fees and Services.	Annual Report, Auditors (216-217). None of the non-audit services so disclosed were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D. Exemptions from the Listing Standards for Audit Committees.	Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Annual Report, Holding of UBS Group AG shares (178).

UBS Group AG completed on 2 February 2021 its three-year share repurchase program launched in March 2018. Further, as announced on 26 January 2021, UBS Group AG launched in February 2021 a new three-year share repurchase program of up to CHF 4 billion, of which up to USD 1 billion is to be executed in the first quarter of 2021.

Item 16F. Changes in Registrant’s Certifying Accountant.	Not applicable.
Item 16G. Corporate Governance.	Annual Report, Differences from corporate governance standards relevant to US-listed companies (182).
Item 16H. Mine Safety Disclosure.	Not applicable.
Item 17. Financial Statements.	Not applicable.
Item 18. Financial Statements.	Annual Report, Consolidated financial statements (276-559), Significant regulated subsidiary and sub-group information (562-563) and Additional regulatory information (566-612).
Item 19. Exhibits	Supplement (19-20).

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

The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of the regional Presidents. Certain revenues, such as those related to Non-core and Legacy Portfolio within Group Functions, are managed at a Group level. These revenues are included in the Global  column.

USD billion

Business Division	FY	Americas	Asia Pacific	EMEA	Switzerland	Global	Total
Global Wealth Management	2020	9.0	2.7	3.6	1.7	0.0	17.0
	2019	9.1	2.2	3.4	1.6	0.1	16.4
	2018	9.1	2.4	3.6	1.6	0.1	16.8
Personal & Corporate Banking	2020	0.0	0.0	0.0	3.7	0.0	3.7
	2019	0.0	0.0	0.0	3.7	0.0	3.7
	2018	0.0	0.0	0.0	4.2	0.0	4.2
Asset Management	2020	0.7	0.5	0.5	0.7	0.6	3.0
	2019	0.5	0.4	0.4	0.6	(0.0)	1.9
	2018	0.5	0.4	0.3	0.7	(0.1)	1.9
Investment Bank	2020	3.3	2.7	2.4	0.8	0.0	9.2
	2019[1]	2.5	2.1	2.0	0.7	(0.0)	7.3
	2018[1]	3.0	2.1	2.3	0.7	(0.0)	8.0
Group Functions	2020	0.0	0.0	0.0	0.0	(0.5)	(0.5)
	2019	0.0	0.0	0.0	0.0	(0.4)	(0.4)
	2018	0.0	0.0	0.0	0.0	(0.6)	(0.6)
Group	2020	13.0	6.0	6.5	6.9	0.1	32.4
	2019[1]	12.0	4.7	5.8	6.7	(0.3)	28.9
	2018[1]	12.6	4.9	6.2	7.1	(0.6)	30.2

1  Effective as of 1 January 2020, the Investment Bank was realigned into two new business lines, Global Banking and Global Markets. The presentation of prior-year information reflects the new regional management structure of the Investment Bank.

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

UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities. However, UBS maintains one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals (SDNs) blocked or otherwise restricted under US or Swiss law. In 2020, the gross revenues for this UN-related account were approximately USD 15,621.01. We do not allocate expenses to specific client accounts in a way that enables us to calculate net profits with respect to any individual account. UBS AG intends to continue maintaining this account pursuant to the conditions it has established with the Swiss Government and consistent with its Group Sanctions Policy. UBS also maintains a rental surety (effectively a rental security deposit) account in relation to the Government of Iran's UN Mission premises in Geneva; there were no revenues for this account.

As previously reported, UBS had certain outstanding legacy trade finance arrangements issued on behalf of Swiss client exporters in favor of their Iranian counterparties. In February 2012 UBS ceased accepting payments on these outstanding export trade finance arrangements and worked with the Swiss government who insured these contracts (Swiss Export Risk Insurance "SERV"). On December 21, 2012, UBS and the SERV entered into certain Transfer and Assignment Agreements under which SERV purchased all of UBS's remaining receivables under or in connection with Iran-related export finance transactions. Hence, the SERV is the sole beneficiary of said receivables. There was no financial activity involving Iran in connection with these trade finance arrangements in 2020, and no gross revenue or net profit.

In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian bank.   This account was established prior to the US designation of this bank and maintained due to the existing trade finance arrangements.  In 2007, following the designation of the bank pursuant to sanctions issued by the US, UN and Switzerland, the account was blocked under Swiss law and remained subject to blocking requirements until January 2016. Client assets as of 31 December 2020 were CHF 3,097.40. There have been no transactions involving this account other than in credit charges. The gross revenues to report for 2020 are CHF 9.45.

In December 2020, UBS processed a payment from the Ministry of Health of Iran under an international program designed to provide equitable access to COVID-19 vaccines, and UBS anticipates that such activity may continue. There was no revenue or profit associated with this transaction.

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

Shares and Shareholders

Share Register and Transfer of Shares

UBS Group AG’s share register is kept by UBS Shareholder Services, P.O. Box, CH-8098 Zurich, Switzerland. Shareholder Services is responsible for the registration of the global shares. It is split into two parts – a Swiss register, which is maintained by UBS Group, acting as Swiss share registrar, and a US register, which is maintained by Computershare Trust Company NA, c/o Computershare Investor Services, P.O. Box 505000, Louisville, KY 40233-5000, United States (US), as US transfer agent.

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

General Meeting

Under Swiss law, annual ordinary shareholders’ meetings must be held within six months after the end of our financial year, which is 31 December. Shareholders’ meetings may be convened by the Board of Directors (BoD) or, if necessary, by the statutory auditors, with twenty-days’ advance notice. The BoD is further required to convene an extraordinary shareholders’ meeting if so resolved by a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of our nominal share capital. Shareholders representing shares with an aggregate par value of at least CHF 62,500 have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders’ meeting. A shareholders’ meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting. An invitation will be sent to all registered shareholders.

The Articles do not require a minimum number of shareholders to be present in order to hold a shareholders’ meeting.

Unless otherwise provided by law or the Articles (as indicated in this section), resolutions require the approval of an “absolute majority” of the votes cast, excluding blank and invalid ballots, at a shareholders’ meeting. Shareholders’ resolutions requiring a vote by absolute majority include:

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

UBS AG follows the abovementioned statutory quorum rules in lieu of the quorum requirement of Rule 14.10(f)(3) of CBOE BZX Exchange, Inc.

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

Executive sessions

UBS AG's Organization Regulations require one-third of the members of the Board of Directors of UBS AG to be independent. While neither Swiss law applicable to UBS AG nor the Organization Regulations require regularly scheduled meetings of UBS AG's independent directors, the Organization Regulations of UBS Group AG require independent members of the Board of Directors of UBS Group AG to meet, without the participation of the Chairman, at least twice a year. All members of UBS Group AG’s Board of Directors are also members of UBS AG’s Board of Directors and all meetings of  UBS Group AG’s Board of Directors are held as combined meetings with the UBS AG's Board of Directors. As a result, the practice currently in place at UBS AG is that the independent members regularly meet in sessions of independent members only. In addition to these joint meetings, standalone meetings of UBS AG’s Board of Directors are held regularly to discuss and agree on finance, risk, compliance, operational risk, regulatory and other topics related to UBS AG.

The Company

Repurchase of Shares

Swiss law limits a corporation’s ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have sufficient free reserves to pay the purchase price and if the aggregate nominal value of the shares does not exceed 10% of our nominal share capital. Repurchases for cancellation purposes approved by the shareholders’ meeting are exempted from the 10% threshold. Furthermore, such own shares must be disclosed as negative items in our shareholders’ equity. Such shares held by us or our subsidiaries do not carry any rights to vote at shareholders’ meetings.

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

Item 19.  Exhibits.

Exhibit number	Description
1.1	Articles of Association of UBS Group AG dated 9 March 2020.
1.2	Articles of Association of UBS AG dated 26 April 2018. (Incorporated by reference to Exhibit 1.2 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2019)
1.3	Organization Regulations of UBS Group AG dated 1 April 2020.
1.4	Organization Regulations of UBS AG dated 1 April 2020
2(b)	Instruments defining the rights of the holders of long-term debt issued by UBS Group AG and its subsidiaries.

We agree to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.
2(d)	Description of securities registered under Section 12 or the Securities Exchange Act of 1934
4.1

Fiscal agency agreement dated 17 August 2012 between UBS AG, acting through its Stamford Branch, and U.S. Bank N.A. (Incorporated by reference to Exhibit 4.2 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2012)

4.2

Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 12 February 2026, issued 13 February 2014. (Incorporated by reference to Exhibit 4.3 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2013)

4.3

Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 2024, issued 15 May 2014. (Incorporated by reference to Exhibit 4.3 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)

4.4

Terms and Conditions of USD 1.25 billion 7% Tier 1 Subordinated Notes issued by UBS Group AG on 19 February 2015. (Incorporated by reference to Exhibit 4.4 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)

4.5

Terms and Conditions of EUR 1 billion 5.75% Tier 1 Subordinated Notes issued by UBS Group AG on 19 February 2015. (Incorporated by reference to Exhibit 4.6 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)

4.6

Terms and Conditions of USD 1.575 billion Tier 1 Subordinated Notes issued by UBS Group AG on 7 August 2015. (Incorporated by reference to Exhibit 4.8 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2015)

4.7

Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2015/16. (Incorporated by reference to Exhibit 4.11 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2017)

4.8

Terms and Conditions of USD 1.5 billion 6.875% Tier 1 Subordinated Notes issued by UBS Group AG on 21 March 2016. (Incorporated by reference to Exhibit 4.10 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2016)

4.9

Terms and Conditions of USD 1.1 billion 7.125% Tier 1 Subordinated Notes issued by UBS Group AG on 10 August 2016. (Incorporated by reference to Exhibit 4.11 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2016)

4.10

Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2016/17. (Incorporated by reference to Exhibit 4.14 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2017)

4.11

Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2017/18. (Incorporated by reference to Exhibit 4.15 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2017)

4.12

Terms and Conditions of USD 2 billion 5.0% Tier 1 Subordinated Notes issued on 31 January 2018 by UBS Group AG (originally issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG, migrated to UBS Group AG as issuer on 11 October 2019). (Incorporated by reference to Exhibit 4.16 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2017)

4.13

Terms and Conditions of SGD 700 million 5.875% Tier 1 Subordinated Notes issued on 28 November 2018 by UBS Group AG (originally issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG, migrated to UBS Group AG as issuer on 11 October 2019). (Incorporated by reference to Exhibit 4.17 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2018)

19

4.14

Terms and Conditions of USD 2.5 billion 7.00% Tier 1 Subordinated Notes issued on 31 January 2019 by UBS Group AG (originally issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG, migrated to UBS Group AG as issuer on 11 October 2019). (Incorporated by reference to Exhibit 4.18 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2018)

4.15

Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2018/19. (Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2018)

4.16

Terms and Conditions of AUD 700 million 4.375% Tier 1 Subordinated Notes issued on 27 August 2019 by UBS Group AG. (Incorporated by reference to Exhibit 4.17 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2019)

4.17

Terms and Conditions of SGD 750 million 4.85% Tier 1 Subordinated Notes issued on 04 September 2019 by UBS Group AG. (Incorporated by reference to Exhibit 4.18 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2019)

4.18

Terms and Conditions of CHF 275 million 3.00% Tier 1 Subordinated Notes issued on 13 November 2019 by UBS Group AG. (Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2019)

4.19	Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2019/20.
4.20	Terms and Conditions of USD 750 million 5.125% Tier 1 Subordinated Notes issued on 29 July 2020 by UBS Group AG.
4.21	Terms and Conditions of USD 1.5 billion 4.375% Tier 1 Subordinated Notes issued on 10 February 2021 by UBS Group AG
4.22	Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital Plan 2020/21.
4.23

Commodity Futures Trading Commission Order Instituting Proceedings Pursuant to Section 6(c)(4)(A) and 6(d) of the Commodity Exchange Act, Making Findings, and Imposing Remedial Sanctions, dated November 11, 2014. (Incorporated by reference to Exhibit 4.10 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2015)

4.24	Financial Conduct Authority Final Notice issued 11 November 2014. (Incorporated by reference to Exhibit 4.11 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2015)
4.25

Swiss Financial Market Supervisory Authority Report on Foreign Exchange Trading at UBS AG dated 12 November 2014. (Incorporated by reference to Exhibit 4.12 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2015)

4.26

Plea Agreement between the Criminal Division of the US Department of Justice and UBS AG dated May 20, 2015. (Incorporated by reference to Exhibit 4.13 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2015)

4.27

Board of Governors of the Federal Reserve System and State of Connecticut Department of Banking Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent Pursuant to the Federal Deposit Insurance Act, as Amended, dated May 20, 2015. (Incorporated by reference to Exhibit 4.14 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2015)

4.28	Asset Transfer Agreement between UBS AG and UBS Switzerland AG dated 12 June 2015. (Incorporated by reference to Form 6-K of UBS AG filed on June 17, 2015)
8	Significant Subsidiaries of UBS Group AG.

Please see Note 28 to each set of Financial Statements (Interests in subsidiaries and other entities), on pages 390-395 and 533-539 of the Annual Report.

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

_/s/ Ralph Hamers _______________

Name: Ralph Hamers

Title: Group Chief Executive Officer

_/s/ Kirt Gardner__________________

Name: Kirt Gardner

Title: Group Chief Financial Officer

_/s/ Todd Tuckner_________________

Name: Todd Tuckner

Title: Group Controller and Chief Accounting

          Officer

UBS AG

_/s/ Ralph Hamers ________________

Name: Ralph Hamers

Title: President of the Executive Board

_/s/ Kirt Gardner__________________

Name: Kirt Gardner

Title: Chief Financial Officer

_/s/ Todd Tuckner_________________

Name: Todd Tuckner

Title: Group Controller and Chief Accounting

          Officer

Date: March 5, 2021

UBS Group AG and UBS AG

Annual Report 2020

Our external reporting approach

The scope and content of our external reports are determined by Swiss legal and regulatory requirements, accounting standards, relevant stock and debt listing rules, including regulations promulgated by FINMA, the SIX Swiss Exchange, the US Securities and Exchange Commission (the SEC) and other regulatory requirements, as well as by our financial reporting policies.

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

Annual reporting

UBS Annual Reports

The 2020 Annual Reports (the UBS Group AG Annual Report 2020 and the combined UBS Group AG and UBS AG Annual Report 2020) include the consolidated financial statements of UBS Group AG and UBS AG, respectively, and provide comprehensive information about our firm, including our strategy and businesses and financial and operating performance, and other key information. The reports are presented in US dollars, our presentation currency. The UBS Group AG Annual Report 2020 is partly translated into German, with the German translation available as of 12 March 2021 under "Annual reporting" at *ubs.com/investors.*

The consolidated financial statements of UBS Group AG and UBS AG have been prepared in accordance with International Financial Reporting Standards (IFRS). The sections within "Risk, capital, liquidity and funding, and balance sheet" include certain audited financial information, which forms part of the consolidated financial statements. The Annual Reports also include the statutory financial statements of UBS Group AG, which are the basis for our Swiss tax return, our appropriation of retained earnings and a potential distribution of dividends, subject to shareholder approval at the Annual General Meeting.

UBS Group AG
UBS Group AG and UBS AG
UBS Group AG (German)
UBS Group AG
Pillar 3 report
UBS AG
UBS Switzerland AG
UBS AG
Sustainability Report
Sustainability Report 2020

Pillar 3 report

The Pillar 3 report provides detailed quantitative and qualitative information about risk, capital, leverage and liquidity for the UBS Group and prudential key figures and regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated.

Standalone legal entity reports

We publish separate standalone legal entity reports for UBS AG and UBS Switzerland AG. Selected financial and regulatory key figures for these entities, as well as for UBS Europe SE and UBS Americas Holding LLC, are also included in our annual reports.

Sustainability report

The sustainability report (formerly called the GRI Document), which will be available from 11 March 2021, provides disclosures on environmental, social and governance factors for the UBS Group and includes the disclosures of non-financial information required by the German law implementing EU Directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz, CSR-RUG).

We provide our combined Annual Report, the Pillar 3 report, the standalone legal entity reports and the sustainability report as web disclosures at *ubs.com/investors.* We also provide the QR code on the right for rapid access to the above-mentioned reports and further information on investor relations-related topics.

Our Pillars are the foundation for everything we do.

Capital strength
Efficiency and effectiveness
Risk management

Our Principles are what we stand for as a firm.

Client focus
Excellence
Sustainable performance

Our Behaviors are what we stand for individually.

Integrity
Collaboration
Challenge

Our approach to long-term value creation

What is put into the equation

Input

Financial capital

- **13.8%** common equity tier 1 (CET1) capital ratio
- **3.85%** CET1 leverage ratio
- **5.4%** going concern leverage ratio
- **USD 101.7 billion** total loss-absorbing capacity
- **USD 39.9 billion** CET1 capital

Relationships and intellectual capital

- Nearly **160 years** of experience in banking
- Presence in major financial centers worldwide
- **>10%** of our revenue (~USD 3.5 billion) spent on technology in 2020
- Dedicated research, differentiated insight and content offering, and bespoke solutions

Human capital

- **71,551** employees (FTE) in ~50 countries
- **9,296** new hires in 2020 (**>1,700** in junior talent programs)
- **61%** men, **39%** women, with an aspiration for women to fill 30% of Director level and above positions by 2025
- A positive, inclusive work environment and a collaborative culture
- Training and career development aim to ensure employees are future-ready

Social and natural capital

- **170** employees globally work for *UBS in Society*
- UBS Optimus Foundation: a client-driven foundation linked to a global wealth manager and staffed for philanthropy
- Doubled our paid employee volunteering allowance (to four days p.a.) to enable employees to support COVID-19 relief efforts in their communities
- Environmental and social risks standards governing client and vendor relationships worldwide
- ISO 14001-certified environmental management system

What we do

Business activities

Global Wealth Management
Pillars
Capital strength
Efficiency and effectiveness
Risk management
Investment Bank

Asset Management
Principles
Client focus
Excellence
Sustainable performance
Integrity
Collaboration
Challenge
Behaviors
Personal & Corporate Banking

The results we deliver

Output

Investors

- **USD 6.6 billion** net profit attributable to shareholders
- **USD 1.77** diluted earnings per share
- **17.4%** return on CET1 capital
- **USD 4,187 billion** invested assets
- **73.3%** cost / income ratio

Clients

- Streamlined and simplified interactions through digital tools and platforms, such as UBS Neo, GWM Platforms, key4 and UBS Atrium
- A broad range of products and services for clients' personal wealth and their businesses
- Partnership for a seamless client service accompanying clients all through their lives
- Established procedures and policies to handle, process and incorporate feedback and any potential complaints
- Providing high-quality execution, market access and liquidity, bespoke financing, global capital markets and portfolio solutions, delivered as one firm and with selected external partners

Employees

- High engagement scores in employee survey indicate strong staff satisfaction and commitment
- **26%** Director and above roles are held by women, increasing diverse views in leadership
- **8 years** of service (average) enables employees to leverage their experience and skills
- **>1 million** learning activities to build skills and digital and agile capabilities

Society and environment

- **USD 793.2 billion** sustainable investing assets (18.9% of total invested assets)
- **USD 6.9 billion** clients' assets in SDG-related impact investments
- **USD 22.1 million** donated to local programs by UBS
- **104,452** hours invested by UBS staff in community projects (58% of hours are skills-based)
- **USD 168 million** donations raised by UBS Optimus Foundation in 2020
- **100%** of electricity sourced from renewable energy

How our stakeholders benefit

Outcome

The impact we create

Impact

Outcome	Impact
• **USD 0.37** proposed dividend per share for the 2020 financial year • **USD 2.0 billion** capital reserve for potential share repurchases	• An increased value for our investors through attractive risk-adjusted returns and sustainable performance, targeting cost- and capital-efficient growth *SDG in our focus*
• Long-term relationships built on mutual trust and integrity • Access to outstanding, tailored financial advice, solutions and services from around the globe; striving for attractive and risk-adjusted investment performance • Improved satisfaction through the offering of tailored products and services and well-perceived and highly appreciated support during the pandemic – particularly during times of peak market distress • Services accessible across various channels – traditionally through our branches, but increasingly through our constantly evolving remote and digital offering	• An outstanding value proposition for our clients – understanding their needs and expectations, and serving their best interest are at the heart of what we do • Securing a better future – we do this by providing funds to help finance the economic transition toward a more sustainable tomorrow • Bridging between generations – as an organization in constant evolution, we stay relevant by adapting to the emerging needs of future generations – striving and working toward being their trusted advisor of choice *SDGs in our focus*
• **95%** employees able to work remotely following our adoption of new ways of working • Health and well-being initiatives foster resilience and empower employees to thrive amidst uncertainty • The majority of employees consider their line managers effective • A commitment to equal pay, confirmed by equal salary certifications in Switzerland, the US, the UK, Hong Kong and Singapore • Talent management practices perceived to be above the norm for our industry • Wide recognition as an employer of choice	• Holistic support for employees' well-being, engendering buy-in for post-pandemic flexible working arrangements • A collaborative culture where diversity in gender, race, ethnicity and other factors is valued and appreciated • Employees are sought-after talent as a result of our multi-faceted approach to talent development and learning • Employees worldwide benefit from working for a high-quality, responsible employer *SDGs in our focus*
• **1.9%** exposure to carbon-related assets on our banking balance sheet • **79%** total reduction of our greenhouse gas footprint from the 2004 baseline year • **4.5 million** young people and entrepreneurs across the regions in which we operate benefited from our community investments • **USD 151 million** committed by UBS Optimus Foundation to carefully selected programs • **3.7 million** vulnerable people received support thanks to UBS Optimus Foundation	• Setting standards across the industry, challenging ourselves to raise the bar and inspiring others to join • Contributing as relevant as a taxpayer and employer • Within Switzerland, our size, scale and reputation contribute to economic stability and reliability • Supporting the transition to a low-carbon world *SDGs in our focus*

Contents

2	Letter to shareholders
7	Highlights of the 2020 financial year
8	Our key figures
10	Our Board of Directors
12	Our Group Executive Board
14	Our evolution

1	Our strategy, business model and environment
16	Our strategy
18	Performance targets and capital guidance
19	Our businesses
29	Our environment
34	How we create value for our stakeholders
49	Regulation and supervision
52	Regulatory and legal developments
56	Risk factors

2	Financial and operating performance
68	Accounting and financial reporting
70	Group performance
78	Global Wealth Management
81	Personal & Corporate Banking
84	Asset Management
86	Investment Bank
88	Group Functions

3	Risk, capital, liquidity and funding, and balance sheet
90	Risk management and control
143	Capital, liquidity and funding, and balance sheet

4	Corporate governance and compensation
182	Corporate governance
220	Compensation

5	Financial statements
276	UBS Group AG consolidated financial statements
416	UBS AG consolidated financial statements

6	Significant regulated subsidiary and sub-group information
562	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

7	Additional regulatory information
567	UBS Group AG consolidated supplemental disclosures required under SEC regulations
590	UBS AG consolidated supplemental disclosures required under SEC regulations

Appendix

613	Alternative performance measures
616	Abbreviations frequently used in our financial reports
619	Information sources
620	Cautionary statement

Annual Report 2020 | Letter to shareholders

Dear shareholders,

For all of us, 2020 was a year like no other. We’d like to share with you the developments and challenges that faced our firm. Some shaped our year, some demonstrated our progress, some highlighted new opportunities – all aim to give you a clear picture of who we are and where we want to go.

Our overall performance

In a very challenging year on both a global and a human scale, our clients put their trust in us. We remained close to them, helping them navigate uncertainty and offering them tailored advice and solutions. As a result, our financial performance was strong, with revenues up 12%, and we generated a return on CET1 capital of 17.4%, or a 12.8% return on tangible equity. Invested assets reached record levels and we met or exceeded all of our growth, return and cost targets.

What we’re particularly proud of is how every business division and region played a role in our performance. Global Wealth Management and Asset Management recorded double-digit profit-before-tax growth, while the Investment Bank achieved a return on attributed equity of nearly 20%. Regionally, profit before tax increased by over USD 1 billion in both the Americas and in Asia Pacific. Our universal bank in Switzerland benefited from a resilient economy, supported by an effective government-backed lending program in partnership with banks. We delivered the best of UBS to our clients and extended our leadership in sustainability. Our unity and broad-based strength allowed us to stand together as a team, alongside our clients, and support those in need throughout a challenging year.

Supporting clients, employees and society

We continued to deploy resources for our clients, employees and society throughout 2020, including increasing our lending and commitments to clients during the year. In our home market of Switzerland, we supported the government-backed COVID-19 loan program for small and medium-sized entities. We also contributed to the Paycheck Protection Program in the US and helped corporate clients raise debt and equity in capital markets.

The pandemic brought increased hardship to communities all over the world. We felt it was our responsibility to be part of the solution, and therefore committed USD 30 million to various aid projects related to COVID-19. Some of the aid has been used to match the USD 15 million contributed by our clients and employees through the UBS Optimus Foundation’s COVID-19 Response Fund. We also introduced a variety of measures to help our employees adapt to the challenging working environment, including extra flexibility for childcare, as well as new tools and resources to support physical, mental, financial and social well-being. And we doubled the number of paid days for our employees who volunteer.

Throughout the year, our employees had access to various resources to help them navigate the evolving environment caused by the pandemic. As a sign of our appreciation for their contributions throughout this challenging year, and acknowledging that the pandemic may have resulted in unforeseen expenses, we awarded less senior staff a one-time cash payment equivalent to one week’s salary.

Our capital returns today and in the future

Our strong CET1 capital generation in 2020 contributed to healthy capital ratios and to funding attractive returns to our shareholders. This robust capital position supports client needs and business growth, as well as future dividends and buybacks.

We delivered on our USD 2.6 billion dividend commitment for 2019. For 2020, the Board of Directors intends to propose a dividend of USD 0.37 per share to UBS Group AG shareholders. Subject to approval by shareholders at the Annual General Meeting (the AGM) scheduled for 8 April 2021, the dividend will be paid on 15 April 2021 to shareholders of record on 14 April 2021.

Before restrictions on share repurchases were introduced in early 2020 in response to COVID-19, we bought back CHF 350 million of our shares and during the second half of 2020 we established a capital reserve of USD 2 billion for future share repurchases. In the first quarter of 2021, we repurchased the remaining CHF 100 million of our 2018–2021 USD 2 billion share repurchase program, which is now complete and closed.

Looking ahead, we have commenced a new repurchase program of up to CHF 4 billion and expect to execute up to USD 1 billion of repurchases under this program by the end of the first quarter of 2021.

The balance between cash dividends and share repurchases has been adjusted from 2020 onward, with a greater weight toward share repurchases as compared with prior years’ returns. This rebalancing of our capital return profile is a more attractive way to return capital to shareholders and it allows us to maintain capital flexibility. Importantly, we remain committed to returning excess capital to our shareholders.

Axel A. Weber Chairman of the Board of Directors	Ralph A.J.G. Hamers Group Chief Executive Officer

Management priorities

Change is constant. Our aim is to be flexible and ensure UBS remains fit for the future. First and foremost, we’re focused on serving our clients and building on the positive momentum we achieved in 2020. That means building on our existing strengths – namely, our position as the largest truly global wealth manager, supported by a focused investment bank, strong asset management capabilities, and a leading personal and corporate bank in Switzerland.

Having clarity around our purpose is key as we build the UBS of tomorrow. We’ll focus on six areas in this next phase of our journey: i) growing our client franchise; ii) strengthening our high-performance culture to be more purpose-led, more agile and more inclusive; iii) operating ever more efficiently; iv) enhancing our digital capabilities with technology that differentiates us; v) building on our edge in sustainability; and vi) maintaining our balance sheet for all seasons.

Leading in sustainability

We have long been committed to creating long-term value for clients, employees, investors and society. Last year, our commitments were again externally recognized: we maintained the top ranking in the Dow Jones Sustainability Indices for the sixth year running and were recognized for leadership in corporate sustainability by the global environmental non-profit CDP. We’re one of only 5% of the 5,800+ companies scored that are A-listed for environmental transparency and action to cut emissions, mitigate climate risks and develop the low-carbon economy.

In 2020, our sustainable finance activities saw strong momentum. Our core sustainable investing assets increased significantly during the year, to USD 793 billion at the end of 2020. We also became the first major global financial institution to make sustainable investments our preferred solution for private clients investing globally. Our private clients benefit from diversified portfolios of sustainable investments. Our 100% sustainable multi-asset portfolio surpassed USD 17 billion in assets under management in 2020, up from just over USD 1 billion three years ago. In Asset Management, we rolled out our Climate Aware strategies across additional asset classes, which will allow more clients to align their investment goals with environmental goals, and we saw net new money of USD 32 billion flow into sustainability-focused strategies.

Our climate strategy supports an orderly transition to a low-carbon economy, as defined by the Paris Agreement. Our exposure to carbon-related assets on our banking balance sheet is low, at 1.9% or USD 5.4 billion, as of 31 December 2020, a decrease from 2.3% at the end of 2019 and 2.8% at the end of 2018. We were also a founding member of the Net Zero Asset Managers initiative, which brings together a group of 30 international asset management firms committed to supporting investing aligned with the goal of net zero greenhouse gas emissions by 2050 or sooner.

Key growth opportunities

We believe the future of finance belongs to firms that have scale where it matters and leverage that scale for the benefit of clients and shareholders. In our leading global asset gathering businesses, we have invested assets exceeding USD 3 trillion in wealth management and over USD 1 trillion in asset management. We are a leading bank in Switzerland and the largest wealth manager in Asia Pacific. In investment banking, we’re in the top five in the equities business and the top three in foreign-exchange trading. Our growth objectives capitalize on our existing strengths, such as business and regional diversification, as we continue to build our presence in the world’s largest and fastest-growing markets.

We’re also well-positioned to benefit from secular trends, such as wealth creation and transfer, and the search for yield.

Annual Report 2020 | Letter to shareholders

Bringing the best of UBS to clients

Our global reach and breadth of expertise are sources of competitive advantage. Our firm-wide thought leadership translates into opportunities for client conversations and interactions each day. And we still have more potential, as 77% of our wealth management clients are telling us they want more contact and ideas.

Building on the best of our Global Wealth Management and Investment Bank capabilities, we created a unified capital markets group and global family office segment focus. Asset Management and Global Wealth Management in the US also teamed up on separately managed accounts. These examples demonstrate how UBS works together – across regions, businesses and fields of expertise – to deliver better, more streamlined services and comprehensive advice and solutions for our clients.

Evolution of the financial sector

The move toward digital everything has increased the need to invest in technology, and the pandemic has accelerated clients’ expectations and adoption rates of digital services, possibly by several years. Moreover, the divergence of business models into either niche and advisory firms or firms with global or local scale has been accelerated. Newer entrants, including large-platform technology firms, are targeting selected components of the financial industry’s value chain. While we have not yet seen a fundamental unbundling of these processes and client relationships, the trend of forging partnerships between new entrants and incumbent banks will likely continue, as technology and innovation help banks overcome new challenges and offer new solutions for clients. One thing is clear: financial firms that have the scale also have the advantage in this area.

Digitalization provides new opportunities and potential for significant efficiencies. As banks face heightened challenges from digitalization, intensified competition, and low and persistently negative interest rates, as well as expectations of continuing easy monetary policy, there may be further industry consolidation.

Another trend that has been gaining importance – long before the pandemic, but also accelerated by it – is the shift toward sustainable finance. In 2020, returns on our sustainable investing mandates showed that investing for good doesn’t have to come at the expense of returns. The degree to which firms are able to establish their sustainable offerings will likely drive their competitiveness and reputation in coming years.

Digital transformation

Technology allows us to differentiate the services we offer clients and also provides operational benefits. We aim to enable our clients and staff to work and interact in a flexible and productive way. As we transform our infrastructure, we seek to anticipate and address our clients’ preferences for digital interactions and services, as well as gain new insights through effective data management. This will facilitate the development of responsible artificial intelligence to better tailor our client and employee experiences. Underpinning all of this, we prioritize data security, availability and reliability, supporting systems and application stability.

Continued investments in technology have allowed us to manage the remote-working challenges caused by the pandemic very effectively. More than 95% of internal and external staff were able to work on a remote basis, and we deepened our client relationships through the use of digital capabilities. For example, our UBS My Way application offers clients in selected markets a comprehensive view of their investment portfolio. Clients can work with their advisors to interactively design their own portfolio. We also introduced multi-banking for our Swiss corporate clients, which integrates third-party banks for full transparency across accounts and convenient payment execution through a single platform – a unique value proposition in the Swiss market.

Our Investment Bank strives to be the digital investment bank of the future. We’ve developed a state-of-the-art foreign exchange pricing system to provide client-tailored pricing streams and hedging optimization. And we also launched UBS Neo Question Bank, the largest global database of market-related questions asked by professional investors. There are many other examples of digital innovation, which you can read about in our annual report.

Developing tomorrow’s leaders

We believe the future of work will require an agile and connected workforce to respond to an ever-changing environment, as well as evolving client behavior and preferences. Building on our experience and capabilities, we embrace cultural and digital transformation as a way to enable our employees to succeed in new environments and to remain a widely recognized employer of choice.

At UBS, it isn’t just about jobs, it’s about offering career and development opportunities. Internal mobility and talent development leads to greater employee engagement, improved collaboration, better productivity and reduced attrition, all of which benefits our employees, businesses and clients.

A diverse workforce is a strong competitive advantage and we aim to shape a diverse and inclusive organization that’s innovative, provides outstanding service to our clients and offers equal opportunities. In short, a great place to work for everyone. Our approach encompasses a number of diversity aspects, but increasing gender and ethnic diversity are our highest near-term priorities.

The French cross-border matter

The trial at the Court of Appeal is scheduled for 8 March to 24 March 2021, with its judgment expected later in the year. UBS denies any criminal wrongdoing in this case. Our provision remains at EUR 450 million (USD 549 million), unchanged since year-end 2018. We have published responses to questions frequently asked by shareholders, clients, employees and other stakeholders on this matter. They’re available at ubs.com/investors.

Virtual AGM in 2021

Protecting the health of shareholders and employees continues to be our number one priority. And due to the ongoing COVID-19 pandemic, related restrictions and continued uncertainty, the Board of Directors has decided to hold the 2021 AGM as a webcast again. As such, it won’t be possible to physically attend the AGM. Nevertheless, we look forward to your feedback and to welcoming you to this year’s virtual AGM on 8 April.

Thank you for your ongoing support.

Yours sincerely,

Axel A. Weber                                    Ralph A.J.G. Hamers

Chairman of the                                Group Chief Executive Officer

Board of Directors

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

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888
Singapore +65-6495 8000

Investor Relations

Institutional, professional and retail
investors are supported by UBS’s Investor Relations team.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

Global media and journalists are supported by UBS’s Media Relations team.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the
Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office, is
responsible for the registration of
UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469

TDD for foreign shareholders
+1-201-680-6610

Corporate calendar UBS Group AG

Publication of the Sustainability Report 2020:    Thursday, 11 March 2021

Annual General Meeting 2021:                        Thursday, 8 April 2021

Publication of the first quarter 2021 report:       Tuesday, 27 April 2021

Publication of the second quarter 2021 report: Tuesday, 20 July 2021

Publication of the third quarter 2021 report:      Tuesday, 26 October 2021

Corporate calendar UBS AG

Publication of the first quarter 2021 report:       Friday, 30 April 2021

Publication of the second quarter 2021 report: Friday, 23 July 2021

Additional publication dates of quarterly and annual reports will be made available as part of the corporate calendar of UBS AG at ubs.com/investors.

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com

Language: English

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Highlights of the 2020 financial year

We demonstrated a strong performance across our business units and geographical regions throughout the 2020 financial year.

Group results	Resources	Profitability
USD 6.6 billion **Net profit attributable to shareholders** (2019: USD 4.3 billion)	USD 1.1 trillion **Total assets** (2019: USD 1.0 trillion)	17.4% **Return on common equity tier 1 capital** (2019: 12.4%)
USD 1.77 **Diluted earnings per share** (2019: USD 1.14)	USD 59.4 billion **Equity attributable to shareholders** (2019: USD 54.5 billion)	12.8% **Return on tangible equity** (2019: 9.0%)

Annual Report 2020

Our key figures

	As of or for the year ended
USD million, except where indicated	31.12.20	31.12.19[1]	31.12.18[1]
Group results
Operating income	32,390	28,889	30,213
Operating expenses	24,235	23,312	24,222
Operating profit / (loss) before tax	8,155	5,577	5,991
Net profit / (loss) attributable to shareholders	6,557	4,304	4,516
Diluted earnings per share (USD)[2]	1.77	1.14	1.18
Profitability and growth[3]
Return on equity (%)	11.3	7.9	8.6
Return on tangible equity (%)	12.8	9.0	9.8
Return on common equity tier 1 capital (%)	17.4	12.4	13.1
Return on risk-weighted assets, gross (%)	11.7	11.0	11.8
Return on leverage ratio denominator, gross (%)[4]	3.4	3.2	3.3
Cost / income ratio (%)	73.3	80.5	79.9
Effective tax rate (%)	19.4	22.7	24.5
Net profit growth (%)	52.3	(4.7)	366.0
Resources[3]
Total assets	1,125,765	972,194	958,500
Equity attributable to shareholders	59,445	54,501	52,896
Common equity tier 1 capital[5]	39,890	35,535	34,073
Risk-weighted assets[5]	289,101	259,208	263,747
Common equity tier 1 capital ratio (%)[5]	13.8	13.7	12.9
Going concern capital ratio (%)[5]	19.4	20.0	17.5
Total loss-absorbing capacity ratio (%)[5]	35.2	34.6	31.7
Leverage ratio denominator[5]	1,037,150	911,322	904,595
Leverage ratio denominator (with temporary FINMA exemption)[6]	944,323
Common equity tier 1 leverage ratio (%)[5]	3.85	3.90	3.77
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[6]	4.22
Going concern leverage ratio (%)[5]	5.4	5.7	5.1
Going concern leverage ratio (%) (with temporary FINMA exemption)[6]	5.9
Total loss-absorbing capacity leverage ratio (%)[5]	9.8	9.8	9.3
Liquidity coverage ratio (%)[7]	152	134	136
Other
Invested assets (USD billion)[8]	4,187	3,607	3,101
Personnel (full-time equivalents)	71,551	68,601	66,888
Market capitalization[9]	50,013	45,661	45,907
Total book value per share (USD)[9]	16.74	15.07	14.34
Total book value per share (CHF)[9]	14.82	14.59	14.10
Tangible book value per share (USD)[9]	14.91	13.28	12.54
Tangible book value per share (CHF)[9]	13.21	12.86	12.33

1 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.    2 Refer to “Share information and earnings per share” in the “Consolidated financial statements” section of this report for more information.    3 Refer to the “Performance targets and capital guidance” section of this report for more information about our performance targets.    4 The leverage ratio denominators used for the return calculations relating to the respective periods in 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report for more information.    5 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    6 Refer to the “Regulatory and legal developments” and “Capital, liquidity and funding, and balance sheet” sections of this report for further details about the temporary FINMA exemption.    7 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    8 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of this report for more information.    9 Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

Events subsequent to the publication of the unaudited fourth quarter 2020 report

The 2020 results and the balance sheet as of 31 December 2020 differ from those presented in the unaudited fourth quarter 2020 report published on 26 January 2021 as a result of events adjusted for after the balance sheet date. Provisions for litigation, regulatory and similar matters increased, which reduced 2020 operating profit before tax and 2020 net profit attributable to shareholders each by USD 72 million. As a result, basic earnings per share decreased by USD 0.02 and diluted earnings per share decreased by USD 0.02.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

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

Our Group Executive Board

UBS Group AG operates under a strict dual board structure, as mandated by Swiss banking law, and therefore the BoD delegates the management of the business to the GEB. Under the leadership of the Group CEO, the GEB was comprised of 13 members as of 31 December 2020 and has executive management responsibility for the steering of the Group and its business. It assumes overall responsibility for developing and implementing the strategies of the Group, business divisions and Group functions, as approved by the BoD.

›   Refer to “Board of Directors” and “Group Executive Board” in the “Corporate governance” section of this report or to ubs.com/bod and ubs.com/geb for the full biographies of our BoD and GEB members

12

Our evolution

Since our origins in the mid-19th century, many financial institutions have become part of the history of our firm and helped shape our development. 1998 was a major turning point: two of the three largest Swiss banks, Union Bank of Switzerland and Swiss Bank Corporation (SBC), merged to form UBS. Both banks were well established and successful in their own right. Union Bank of Switzerland had grown organically to become the largest Swiss bank. In contrast, SBC had grown mainly through strategic partnerships and acquisitions, including S.G. Warburg in 1995.

In 2000, we acquired PaineWebber, a US brokerage and asset management firm with roots going back to 1879, establishing us as a significant player in the US. Over the past 50 years, we have also built a strong presence in the Asia Pacific region, where we are the largest wealth manager (by invested assets), a top-tier investment bank and an established player in asset management.

After incurring significant losses in the 2008 financial crisis, in 2011 we started a strategic transformation toward a business model focused on our core businesses: wealth management, and personal and corporate banking in Switzerland. We sought to revert to our roots, emphasizing a client-centric model that requires less risk-taking and capital, and we successfully completed that transformation.

Today, we are a global financial services firm, the largest truly global wealth manager with over USD 3.0 trillion in invested assets, a leading Swiss personal and corporate bank, a large-scale and diversified global asset manager and a focused investment bank.

In 2014, we began adapting our legal entity structure in response to too-big-to-fail requirements and other regulatory initiatives. First, we established UBS Group AG as the ultimate parent holding company for the Group. In 2015, we transferred personal and corporate banking and Swiss-booked wealth management businesses from UBS AG to the newly established UBS Switzerland AG. That same year we set up UBS Business Solutions AG as the Group’s service company. In 2016, UBS Americas Holding LLC became the intermediate holding company for our US subsidiaries and our wealth management subsidiaries across Europe were merged into UBS Europe SE. In 2019, we merged UBS Limited, our UK-headquartered subsidiary, into UBS Europe SE, our Germany-headquartered European subsidiary.

The chart below gives an overview of our principal legal entities and our legal entity structure.

›   Refer to ubs.com/history  for more information

›   Refer to the “Risk factors” and “Regulatory and legal developments” sections of this report for more information

The legal structure of the UBS Group as of 5 March 2021

Our strategy, business
model and environment

Management report

1

Our strategy, business model and environment | Our strategy

Our strategy

Our strategy is centered around our clients: how we can make the most of our capabilities across the firm to help them achieve their financial goals, whether they are wealthy individuals, retail clients, or corporations and institutions. We aim to drive attractive shareholder returns by growing and leveraging our unique, integrated and complementary business portfolio and geographic footprint.

UBS is the largest truly global wealth manager, and a leading personal and corporate bank in Switzerland, with a large-scale and diversified global asset manager and a focused investment bank. We concentrate on capital-efficient businesses in targeted markets where we have a strong competitive position and an attractive long-term growth or profitability outlook. We view capital strength as the foundation of our strategy.

In delivering all of UBS as one firm to our clients, we intend to: strengthen our leading client franchises and grow share; position UBS for growth by expanding our services and capabilities; drive greater efficiencies and scale; and further intensify the joint efforts across the firm for the benefit of our clients.

Driving increasing shareholder returns

We manage UBS for the long term, focusing on sustainable profit growth and responsible resource deployment. We aim to balance growth opportunities with cost and capital efficiency, in order to drive attractive risk-adjusted returns and sustainable performance.

In Global Wealth Management, we are focused on remaining close to clients, increasing time spent with them, empowering regions and improving our responsiveness and speed to market, as well as delivering on all of the firm’s capabilities through joint efforts with the Investment Bank and Asset Management. Furthermore, we are expanding our product offering while becoming more efficient, leveraging scale through partnerships, and optimizing processes to increase productivity. As a result of this, we aim to increase profit before tax by 10–15% annually over the cycle and drive higher pre-tax margins by elevating our leading franchise.

In the Investment Bank, we intend to improve returns sustainably by driving profitable growth, by further optimizing resources and through collaboration. We will maintain our capital-light business model that is focused on advice and execution and leverages our digital capabilities. Together with the other business divisions, and through external partnerships, we aim to deliver market-leading digital, research and banking capabilities to our clients, while consuming up to one-third of Group resources.

In Asset Management, we are capitalizing on our differentiated client offering to achieve further growth, performance and scale. We plan to build on our strengths in fast-growing areas of the industry, such as sustainable investing, private markets and alternative investments.

In Personal & Corporate Banking, we aim to enhance our digital initiatives and services while improving efficiency in order to deliver steady profit growth. By expanding our leading position in digital services in Switzerland, along with broadening our advisory solutions and products offering, we expect to increase profits despite the current negative interest rate environment, although we do face headwinds due to the uncertainty resulting from the COVID-19 pandemic.

We want to deliver more as one firm to our clients. Joint efforts across our business divisions are critical to the success of our strategy and a source of competitive advantage. This collaboration also provides further revenue growth potential and enables us to better meet client needs.

We are fully committed to our sustainability activities, through which we aim to maximize the positive effects of such investments while mitigating negative impacts. Our growing range of sustainable finance products and services enables us to help our clients to mobilize capital toward the achievement of specific environmental or social outcomes. Our goal is to be the financial provider of choice for these clients. During 2020, we became the first major global financial institution to make sustainable investments the preferred solution for private clients investing globally.

Our environmental and social risk framework helps us to better understand and respond to potential risks to the environment and human rights.

We are widely recognized for our sustainable practices. During 2020 we were named an industry leader in the Dow Jones Sustainability Indices, for the sixth consecutive year, rated AA by MSCI and included in CDP’s Climate change A List.

›   Refer to “Society” and “Our focus on sustainability” in the “How we create value for our stakeholders” section of this report for more information about our engagement and leadership in sustainability matters

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information

We aim to drive improvements in firm-wide efficiency to fund growth and enhance returns. We believe continued optimization of our processes, platforms, organization and capital resources will help us to achieve this.

Our targets for the immediate future include realizing the benefits of existing external partnerships and exploring select new opportunities.

We see technology as a key lever to differentiate the services we offer our clients, through an omni-channel experience and leveraging insights from data and connectivity, while enabling our firm to operate more effectively and efficiently.  Our aim is to enable our clients and staff to work and interact in an easy, flexible and productive way. As we transform our infrastructure to support new products and channels, we can anticipate and address our clients’ preference for digital interactions and services, while also gaining new insights through effective data management. This enables the development of responsible artificial intelligence for better tailoring our client and employee experience. Underpinning all of this, we prioritize availability and reliability, supporting system and application stability.

Attractive capital return profile

We plan to maintain an attractive capital return profile through dividends and share repurchases. Our capital strength and capital-accretive business model enable us to grow our business while delivering attractive capital returns to our shareholders.

The balance between cash dividends and share repurchases has been adjusted from 2020 onward, with a greater weight toward share repurchases as compared with prior years’ returns. We remain committed to returning excess capital to our shareholders and delivering total capital returns consistent with our previous levels. We intend to propose an ordinary dividend per share of USD 0.37 for the 2020 financial year, to be approved at the 2021 general meeting of shareholders. In addition, before COVID-related restrictions on share repurchases were introduced, we repurchased CHF 350 million (USD 364 million) of our shares, and in the second half of 2020, we built a capital reserve of USD 2.0 billion for potential share repurchases. For reference, total capital returns to shareholders for the 2019 financial year were USD 3.4 billion. In the first quarter of 2021, we repurchased the remaining CHF 100 million of our 2018–2021 USD 2 billion share repurchase program, which is now complete and closed. On 8 February 2021, we commenced a new three-year share repurchase program of up to CHF 4 billion, of which we expect to execute up to USD 1 billion by the end of the first quarter of 2021. We consider business conditions and developments or strategic opportunities when determining excess capital available for share repurchases.

Strategic update

On 26 January 2021, our Group CEO outlined the focus areas to deliver on UBS’s future, with strategic updates to be provided during the second quarter of 2021 and beyond. We are currently conducting thorough firm-wide reviews so as to be fit for the future and to capture growth opportunities. We will look to become more flexible and agile, while delivering the firm to our clients in a seamless way. As part of this process, we are enhancing accountability, and reviewing metrics and targets to deliver attractive shareholder returns.

Our strategy, business model and environment | Performance targets and capital guidance

Performance targets and capital guidance

The table below shows the performance targets and capital guidance, based on reported results.

›   Refer to “Alternative performance measures” in the appendix to this report for definitions of and further information about our performance measures

Performance against targets and capital guidance is taken into account when determining variable compensation.

›   Refer to the “Compensation” section of this report for more information about variable compensation

Targets and capital guidance
(on a reported basis)

Group returns	12–15% return on CET1 capital (RoCET1)
Cost efficiency	Positive operating leverage and 75–78% cost / income ratio
Growth	10–15% profit before tax growth in Global Wealth Management over the cycle
Capital allocation	Up to 1⁄3 of Group RWA and LRD in the Investment Bank
Capital guidance	~13% CET1 capital ratio >3.7% CET1 leverage ratio

Our businesses

Delivering as one firm

We operate through four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. Our global reach and the breadth of our expertise are major assets setting us apart from our competitors.

We see joint efforts as key to our growth, both within and between business divisions. We are at our best when we combine our strengths to provide our clients more comprehensive and better solutions through, for example, a unified capital markets group across Global Wealth Management and the Investment Bank, and a Global Family Office joint venture. Initiatives such as the Group Franchise Awards encourage employees to look for ways to build bridges across teams and offer the whole firm to our clients.

Our strategy, business model and environment | Our businesses

Global Wealth Management

As the largest truly global wealth manager, with over USD 3.0 trillion in invested assets, our goal is providing tailored advice and solutions to wealthy individuals and families.

More than 22,000 Global Wealth Management employees help clients achieve their goals. We are proud to serve our ultra high net worth and global family office (GFO) clients, where our presence is particularly strong, and we have access to the majority of billionaires worldwide.1

Organizational changes

In January 2020, we announced several initiatives designed to achieve Global Wealth Management’s growth ambitions and to elevate the quality and value of services delivered to clients. Three distinct business units in EMEA were created – Europe; Central and Eastern Europe, Greece and Israel; and the Middle East and Africa – to better capture the diverse opportunities in these markets. In May 2020, we introduced the new Global Lending team, a cross-divisional group designed to serve the financing and lending needs of UBS clients worldwide using a faster, simpler and more client-centric approach that establishes a single global center of excellence to strengthen UBS’s financing and lending capabilities in every region. We also further strengthened our joint efforts with the Investment Bank and Asset Management so as to better deliver all of the firm’s capabilities to clients.

As part of our organizational changes, ultra high net worth client relationships and advisors were integrated into our regional business units to increase speed to market and proximity to clients. By combining our capital markets teams across Global Wealth Management and the Investment Bank, we are able to provide clients with an enhanced offering, faster execution and more competitive conditions.

Our focus

We serve high net worth and ultra high net worth individuals, families and family offices worldwide, as well as affluent clients in selected markets. Our dedicated GFO unit works with ultra high net worth individuals and their families to deliver sustainable financial returns and long-lasting impact. In addition to extensive global wealth management services, it provides access to our Investment Bank and Asset Management capabilities across geographies.

Already a market leader in the ultra high net worth segment outside the US,2 we believe we can also become the firm of choice for the wealthiest clients in the US, many of whom already have relationships with UBS. Our diversified global footprint allows us to capture growth in the largest and the fastest-growing wealth markets (the US and Asia Pacific, respectively).

Through the expertise of our Chief Investment Office, we focus on increasing mandate and lending penetration, delivering innovative solutions for clients (e.g., structured solutions, private markets, sustainability and other types of thematic investing), and enhancing advisor productivity by making operational processes more efficient. We also look to maintain low attrition and increase our share of clients’ business.

Our investment in operating platforms and tools that support our clients and client advisors is aimed at better serving our clients’ needs and improving efficiency. As of 31 December 2020, some 85% of invested assets outside the Americas were booked on our strategic Wealth Management Platform.  In the US, in collaboration with software provider Broadridge, we are building the Wealth Management Americas Platform,  for which we expect to complete first phase software delivery in 2021. The development of our platforms is happening alongside enhancements to our digital capabilities, for the benefit of our clients and advisors.

›   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

How we operate

Our global footprint and presence in the world’s largest and fastest-growing markets position us well to serve clients with global interests and demands. The US is our largest market, accounting for around half of our invested assets. We are the largest wealth manager in Asia Pacific and second largest in Latin America, in terms of invested assets.2

In Switzerland, we hold a leading market position2 and can deploy the full range of UBS’s products and services across all business divisions. Our broad domestic footprint in Europe allows us to provide locally adapted offerings, and our local offices across Central Europe, the Middle East and Africa keep us close to our clients.

Joint efforts with the Investment Bank, Asset Management and selected external partners enable us to offer clients broad access to financing, global capital markets and portfolio solutions.

›   Refer to “Delivering as one firm” in this section for examples of the joint efforts of the business divisions

Our competitors fall into two categories: peers, such as Morgan Stanley and JP Morgan, with a strong position in the Americas but more limited global footprints; and peers with similar international footprints and operating models, such as Credit Suisse and Julius Baer, but with significantly smaller presences than UBS in the US. In addition, we have strategically strong positions in the fastest-growing client segment (ultra high net worth) and region (Asia Pacific). The size and the diversification of our footprint, as well as our premium brand and reputation, would be difficult and expensive to replicate.

1 Based on UBS internal analysis.

2 Statements of market position for Global Wealth Management are UBS’s estimates based on published invested assets and internal estimates.

What we offer

Our distinctive approach to wealth management is designed to strengthen engagement with our clients and help them achieve their financial and investing goals.

Operating as a unified business, we aim to offer clients the best solutions, services and expertise globally. Our experts provide thought leadership, investment analysis and investment strategies, and develop and source solutions for our clients. The Chief Investment Office provides our UBS House View, identifying investment opportunities designed to protect and increase our clients’ wealth over generations. Regional client strategy teams deepen our understanding of clients’ needs, behaviors and preferences, enabling us to better tailor our offerings. Our product specialists deliver investment solutions, including our flagship investment mandates, innovative long-term themes and sustainable investment offerings.

Clients benefit from our comprehensive expertise, including wealth planning, investing, philanthropy, corporate and banking services, and family advisory services. We also offer extensive mortgage, securities-based and structured lending expertise.

In September 2020, we became the first major global financial institution to make sustainable investments the preferred solution for private clients investing globally. This reflects our belief in sustainable and impact investing from a performance perspective and increased client demand for relevant advice and solutions. In line with this view, our 100%-sustainable investing portfolios and bespoke sustainable investing portfolio solutions had grown to over USD 20 billion as of 31 December 2020, and a new personalized advisory solution was launched in 2020. This solution, tailored to clients’ individual sustainable investing preferences, continues to gain traction as it becomes available in additional locations and client segments.

UBS continues to successfully launch private market impact offerings related to the Sustainable Development Goals. For example, in 2020, we launched Oncology Impact Fund II, which is a biotech venture capital fund that has raised USD 600 million in client commitments.

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information about sustainability matters

We also continue to broaden our offering across asset classes and themes, collaborating with external partners, such as Rockefeller Asset Management, Rethink Impact and Bridge Investment Group, to provide clients with various differentiated sustainable and impact investing opportunities.

We work constantly on responding swiftly to changing client needs. The following three key product developments in 2020 illustrate our efforts to further differentiate our leading discretionary and advisory mandate offerings. In March 2020, we successfully launched UBS Manage Advanced [My Way], a solution that lets clients truly individualize their portfolios.

›    Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

In April 2020, together with Asset Management, we launched a premium discretionary offering for our GFO clients, designed to fully leverage Asset Management’s investment management and content capabilities, including customized asset allocations.

In November 2020, as part of our long-term cooperation with Partners Group, we enhanced our discretionary and advisory mandate offering by broadening access to private equity. Clients can diversify their mandates into private equity by accessing fully paid-in solutions provided by Partners Group and UBS.

Our strategy, business model and environment | Our businesses

Personal & Corporate Banking

As a leading Swiss personal and corporate bank, we provide comprehensive financial products and services to private, corporate and institutional clients. Personal & Corporate Banking is the core of our universal bank delivery model in Switzerland.

Our focus

We aim to provide a superior client experience by combining excellence in personal client relationships and interaction through new technology. Client service excellence is at the heart of our business, as was demonstrated in 2020, when we were a strong partner at the side of corporate clients through the COVID-19 pandemic. We made available billions of Swiss francs of liquidity and offered flexibility, for example with amortization payments. We continue to support our clients with extensive services, individual advice and a wide range of digital products.

We established several growth initiatives over the course of 2020. One of these was key4,  an online platform for financing owner-occupied homes, which we launched in June 2020. It is a continuation of the platform business we started in 2017 with the income-producing real estate mortgage platform UBS Atrium. As part of an open banking approach, numerous lead generation partners (mortgage brokers, real estate agents and business-to-customer platforms) were onboarded in 2020 and added to key4  and UBS Atrium. Both platforms and partnerships are central parts of our Swiss digital strategy.

Technology plays a key role in our client-centered operating model and we aim to expand our digital leadership. Our multi-year digitalization program is further enhancing the client experience. Technological solutions allow us to offer new products to clients, such as the innovative UBS Global Card for frequent travelers and online shopping, and to identify new cross-selling opportunities in more targeted ways. We are planning to launch the first Swiss virtual consumer credit card in early 2021. Virtual issuance will enable customers to use an issued credit card immediately in e-commerce transactions or via their e-wallets, without waiting for a physical card to arrive in the mail.

›    Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

To further strengthen our position as a leader in terms of sustainability, we became the first Swiss bank to convert all second and third pillar pension funds (the UBS Vitainvest family, at the time of conversion approximately CHF 8 billion of assets under management) to sustainable investment strategies aligned with defined environmental, social and governance criteria. Furthermore, we are extending sustainability-linked loans to our large corporate clients in order to increase the attractiveness of acting sustainably and advising them on issuing green bonds.

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information about sustainability matters

We also collaborate successfully with insurance companies. For example, we work with Swiss Re subsidiary iptiQ to offer clients life insurance that fits seamlessly into our mortgage advice. And, with Zurich Insurance, we have launched a new bancassurance offering for start-ups to cover the needs of young entrepreneurs in Switzerland.

How we operate

We operate primarily in our Swiss home market. With our business areas of Personal Banking, Corporate & Institutional Clients, and Digital Platforms & Marketplaces, we are organized into 10 regions (with 239 branches as of 31 December 2020), covering distinct Swiss economic areas. We plan to further adjust our branch network to changing client behavior and are closing 44 branches in the first quarter of 2021; our services are increasingly provided through the more in-demand digital channels.

We also support the international business activities of our Swiss corporate and institutional clients through local hubs in Frankfurt, New York, Hong Kong and Singapore. No other Swiss bank offers its corporate clients local banking capabilities abroad.

In Swiss Personal Banking, our main competitors are Credit Suisse, PostFinance, Raiffeisen, cantonal banks, and other regional and local Swiss banks; we also face competition from international neobanks and other national digital market participants. Areas of competition are basic banking services, mortgages and foreign exchange, as well as investment mandates and funds.

In Corporate & Institutional Clients, our main competitors are Credit Suisse, cantonal banks and globally active foreign banks. We compete in basic banking services, cash management, trade and export finance, asset servicing, investment advice for institutional clients, corporate finance and lending, and cash and securities transactions for banks.

What we offer

Our personal banking clients have access to a comprehensive, life cycle-based offering, a broad range of basic banking products, from payments to deposits, cards, and convenient online and mobile banking, as well as lending (predominantly mortgages), investments and retirement services. This is complemented by our UBS KeyClub reward program, which provides clients in Switzerland with exclusive and attractive offers (some from third-party partners). We work closely with Global Wealth Management to offer leading private banking and wealth management services.

Our corporate and institutional clients benefit from our financing and investment solutions, particularly access to equity and debt capital markets, syndicated and structured credit, private placements, leasing, and traditional financing. We offer transaction banking solutions for payment and cash management services, trade and export finance, and global custody solutions for institutional clients.

We work closely with the Investment Bank to offer capital market and foreign exchange products, hedging strategies, and trading capabilities, as well as corporate finance advice. In cooperation with Asset Management, we also provide fund and portfolio management solutions.

›   Refer to “Delivering as one firm” in this section for examples of the joint efforts of the business divisions

1 As of 31 December 2020. We are closing 44 branches in the first quarter of 2021. Larger circles indicate a higher number of branches in a location.

Our strategy, business model and environment | Our businesses

Asset Management

UBS Asset Management is a large-scale and diversified global asset manager, with USD 1.1 trillion in invested assets. We offer investment capabilities and styles across all major traditional and alternative asset classes, as well as advisory support to institutions, wholesale intermediaries and Global Wealth Management clients around the world.

Organizational changes

In 2020, we changed the operational setup of Asset Management’s platforms businesses to provide greater scale and breadth of offering to our clients, and to support their ongoing development in a highly competitive marketplace, while at the same time enabling us to sharpen our focus on the execution of the division’s strategic priorities. As a result, we sold a majority stake (51.2%) in UBS Fondcenter AG to Clearstream, Deutsche Börse Group’s post-trade services provider. UBS holds a minority (48.8%) shareholding in the business, and Global Wealth Management continues to leverage the platform’s leading capabilities as its preferred provider. In addition, UBS Partner was transferred to become part of UBS’s “Banks for Banks” offering in Personal & Corporate Banking.

›    Refer to “Delivering as one firm” in this section for examples of the joint efforts of the business divisions

Our focus

Our strategy is focused on capitalizing on the areas where we have a leading position and differentiated capabilities, so as to drive further profitable growth and scale.

Sustainable and impact investing remains a key area, as clients increasingly seek solutions that combine their investment goals with sustainability objectives. We are continuing the expansion of our world-class capabilities in areas such as climate-aware solutions. We do this through: product and service innovation; dedicated research; the integration of environmental, social and governance factors into our investment processes, leveraging our proprietary analytics; and active corporate engagement. At the start of 2020, we launched our new Climate Aware framework, an innovative solution that can be customized to clients‘ objectives to support them in their own climate-change transition. Designed to protect assets against climate risks, this approach considers a company‘s forward-looking commitment to carbon reduction and is underpinned by our climate engagement strategy, investing in companies at the heart of the shift to a climate-smart future. Alongside this, we launched a suite of active Climate Aware products, building on our award-winning passive offering. Our Climate Aware assets under management (AuM) have grown to more than USD 15 billion, while our wider sustainable-focused AuM have reached over USD 97 billion. In addition, reflecting our commitment to support investor networks and drive the ESG agenda in financial markets, in 2020 we joined the “One Planet Asset Managers” initiative and became one of the founding members of the “Net Zero Asset Managers” initiative.

›    Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information about sustainability matters

In response to the increasing importance of private markets and alternative investments, we are building on our existing expertise in these areas, including our real estate and hedge fund businesses, as well as our capabilities across infrastructure, private equity and private debt.

We also continue to develop our award-winning1 indexed and alternative beta businesses globally, including exchange-traded funds (ETFs) in Europe and Switzerland. We provide customization while leveraging our highly scalable platform, with a particular focus on key areas such as sustainability and fixed income products.

›    Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

Geographically, we continue to invest in our leading presence and products in China, both onshore and offshore, one of the fastest-growing asset management markets in the world, building on our extensive and long-standing presence in the Asia Pacific region. We are rated the number one foreign manager of inbound AuM in Greater China.2

In the rapidly evolving and attractive wholesale segment, we aim to significantly expand our market share through a combination of continued increase in share of clients’ business, expansion of our strategic partnerships with distributors, and the build-out of our client service and product shelf offerings, as well as the launch of new white-labelling and implementation capabilities.

To drive further growth in our Investment Solutions business, which provides access to and combines the breadth and depth of our capabilities across public and private markets, we are focused on delivering superior multi-asset strategies and white-label solutions to meet the needs of clients around the world.

We also continue to intensify our joint efforts with our other business divisions, in particular with Global Wealth Management, to enable our teams to draw on the best ideas, solutions and capabilities from across the firm in order to deliver superior investment performance and experiences for our clients. For example, the separately managed accounts initiative with Global Wealth Management in the US generated USD 53 billion in net new money inflows in 2020 and strongly positions us to capture attractive opportunities in other channels by leveraging our world-class expertise and capabilities to meet growing client demand.

›    Refer to “Delivering as one firm” in this section for examples of the joint efforts of the business divisions

1 Passive Manager of the Year in the European Pensions Awards 2020 and ranked fourth largest ETF provider in Europe as of December 2020 (source: ETFGI).

2 Ranking compiled by Broadridge in April 2020.

To support our growth, we are focused on disciplined execution of our operational excellence initiatives. This includes further automation, simplification, process optimization and offshoring / nearshoring of selected activities, complemented by continued modernization of our platform and development of our analytics and data capabilities.

How we operate

Our business division is organized along six areas: Client Coverage, Investments, Real Estate & Private Markets, Products, Multi-Manager Solutions, and the COO.

We cover the main asset management markets globally, and have a local presence in 23 markets across four regions: the Americas; Europe, the Middle East and Africa; Switzerland; and Asia Pacific. We have nine main hubs: Chicago, Hong Kong, London, New York, Shanghai, Singapore, Sydney, Tokyo and Zurich.

Our main competitors are global firms with wide-ranging capabilities and distribution channels, such as Amundi, BlackRock, DWS, Goldman Sachs Asset Management, Invesco,
JPMorgan Asset Management, Morgan Stanley Investment Management and Schroders, as well as firms with a specific market or asset-class focus.

What we offer

We offer clients a wide range of investment products and services in different asset classes, in the form of segregated, pooled or advisory mandates, as well as registered investment funds in various jurisdictions.

Our traditional and alternative capabilities include equities, fixed income, hedge funds, real estate and private markets, and indexed and alternative beta strategies (including exchange-traded funds), as well as sustainable and impact investing products and solutions.

Our Investment Solutions business draws on the breadth of our capabilities to offer: asset allocation and currency investment strategies across the risk / return spectrum; customized multi-asset solutions, advisory and fiduciary services; and multi-manager hedge fund solutions and advisory services.

Our strategy, business model and environment | Our businesses

Investment Bank

The Investment Bank provides services to institutional, corporate and wealth management clients, helping them raise capital, grow their businesses, invest for growth and manage risks. Our traditional strengths are in equities, foreign exchange, research, advisory services and capital markets, complemented by a targeted rates and credit platform. We use our data-driven research and technology capabilities to support clients adapting to evolving market structures and changes in regulatory, technological, economic and competitive landscapes.

Aiming to deliver market-leading solutions by using our intellectual capital and electronic platforms, we work closely with Global Wealth Management, Personal & Corporate Banking and Asset Management to bring the best of UBS’s capabilities to our clients. We do so with a disciplined approach to balance sheet deployment and costs.

Organizational changes

In January 2020, we realigned the Investment Bank to meet clients’ evolving needs and to further focus resources on opportunities for profitable growth and digital transformation. Corporate Client Solutions and Investor Client Services were renamed Global Banking and Global Markets, respectively. Global Banking operates with two product verticals: Capital Markets (which includes Public Capital Markets and Private Financing Markets) and Advisory (which includes Mergers & Acquisitions), adopting a global coverage model. Global Markets combined Equities with Foreign Exchange, Rates and Credit, and introduced three product verticals (Execution & Platform, Derivatives & Solutions, and Financing) and three horizontal functions (Risk & Trading, Distribution, and Digital Transformation). This Global Markets structure is designed to align business processes and operations, and to reduce inefficiencies and duplication. It offers a more holistic understanding of clients’ cross-product needs and aims to foster tighter coordination of client coverage and distribution, enabling improved oversight of key risks and allocation of resources. Investment Bank Research and UBS Evidence Lab Innovations have been moved to Group Functions, in Group Research and Analytics, but remain critical parts of our advisory and content offering.

Our focus

Our priority is the provision of seamless client service and high-quality execution. In Global Banking, we position ourselves as trusted advisor through our deep client coverage and by providing access to the full capabilities of UBS.

Our global coverage model utilizes our deep international industry expertise and product capabilities to meet the emerging needs of clients. We provide our clients with excellence in execution, financing and structured solutions through our Global Markets franchise.

In Global Markets, our sharpest competitive edge comes from coordinating our services across a wide range of asset classes and products.

Led by our businesses, our digital strategy harnesses technology to provide access to a wide range of sources of global liquidity and differentiated content. UBS Investment Bank Innovation Lab aims to speed up innovation by facilitating proofs of concept. Global Research continues to publish research informed by primary data to concentrate on data-driven outcomes and insights.

Our balanced global reach gives attractive options for growth. In the Americas, the largest investment banking fee pool globally, we focus on increasing market share in our core Global Banking and Global Markets businesses. In Asia Pacific, opportunities arise mainly from expected market internationalization and growth in China. We plan to grow by strengthening our presence, both onshore and offshore. In EMEA, we plan to leverage our strong base and brand recognition even further.

Joint efforts between the Investment Bank and the other business divisions (e.g., the creation of a unified capital markets group) and, externally, strategic partnerships (e.g., UBS BB jointly with Banco do Brasil, focused on Latin America) are a key strategic priority. We expect these initiatives to lead to growth by delivering global products to each region, leveraging our global connectivity across borders, sharing and strengthening our best client relationships.

›   Refer to “Delivering as one firm” in this section for examples of the joint efforts of the business divisions

How we operate

Our business division consists of two areas: Global Banking and Global Markets. Governed by the executive, operating, risk, and asset and liability committees, each business area is organized globally by product.

Our geographically balanced business has a global reach, with a presence in more than 30 countries and offices in the major financial hubs.

Competing firms operate in many of our markets, but our strategy differentiates us, with its focus on leadership in the areas where we have chosen to compete, and a business model that leverages talent and technology rather than balance sheet.

Our main competitors are the major global investment banks (e.g., Morgan Stanley, Credit Suisse and Goldman Sachs) and corporate investment banks (e.g., Bank of America, Barclays, Citigroup, BNP Paribas, Deutsche Bank and JPMorgan Chase). We also compete with boutique investment banks and fintech firms in certain regions and products.

Joint efforts with Global Wealth Management and Asset Management enable us to provide clients with broad access to financing, global capital markets and portfolio solutions.

›   Refer to “Delivering as one firm” in this section for examples of the joint efforts of the business divisions

What we offer

Our Global Banking business advises clients on strategic business opportunities and helps them raise capital to fund their activities.

Our Global Markets business enables our clients to buy, sell and finance securities on capital markets worldwide and to manage their risks and liquidity.

In cooperation with Global Research, we offer clients differentiated content on major financial markets and securities around the globe, spanning more than 30 countries and 50 sectors. Separately, our experts in UBS Evidence Lab Innovations create insight-ready data sets on diverse topics.

We seek to develop new products and solutions consistent with our capital-efficient business model, typically related to new technologies or changing market standards.

›   Refer to “Clients” in the “How we create value for our stakeholders” section of this report for more information about innovation and digitalization

Since 2005, we have addressed increasing client demand for sustainable investing, providing thematic and sector research and investment solutions through socially responsible and impact exchange-traded funds and index-linked notes. In addition, we offer capital-raising and strategic advisory services globally to companies that make positive contributions to climate change mitigation and adaptation.

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information about sustainability matters

Our strategy, business model and environment | Our businesses

Group Functions

Group Functions (formerly named Corporate Center) provides services to the Group, focusing on effectiveness, risk mitigation and efficiency. Group Functions also includes the Non-core and Legacy Portfolio unit.

How we are organized

Group Functions

The major areas within Group Functions are Group Services (which consists of Technology, Corporate Services, Human Resources, Operations, Finance, Legal, Risk Control, Research and Analytics, Compliance, Regulatory & Governance, Communications & Branding and UBS in Society), Group Treasury and Non-core and Legacy Portfolio.

Investment Bank Research and UBS Evidence Lab Innovations have been moved to Group Functions, in Group Research and Analytics.

In recent years, we have aligned support functions and business divisions. The vast majority of such functions are fully aligned or shared among business divisions, where they have full management responsibility. By keeping the activities of the businesses and support functions close, we increase efficiency and create a working environment built on accountability and collaboration.

Non-core and Legacy Portfolio, a small residual set of activities in Group Treasury and certain other costs mainly related to deferred tax assets and costs relating to our legal entity transformation program, is retained centrally.

Group Treasury

Group Treasury  manages balance sheet structural risk (e.g., interest rate, structural foreign exchange and collateral risks) and the risks associated with our liquidity and funding portfolios. Group Treasury serves all business divisions and its risk management is integrated into the Group risk governance framework.

Non-core and Legacy Portfolio

Non-core and Legacy Portfolio manages legacy positions from businesses exited by the Investment Bank, following a largely passive wind-down strategy. Overseen by a committee chaired by the Group Chief Risk Officer, its portfolio also includes positions relating to legal matters arising from businesses transferred to it at the time of its formation.

›   Refer to “Note 18  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information about litigation, regulatory and similar matters

Our environment

Our response to COVID-19

The COVID-19 pandemic caused an unprecedented situation for UBS and its employees in 2020. It has required our ongoing focus on safeguarding the well-being of our employees and their families, serving our clients and ensuring operational continuity.

In response to the pandemic, governments have taken measures to severely constrain movement, limiting public gatherings, requiring working from home where possible, and closing down or restricting non-essential retail and business activity. These measures have had a severely adverse effect on global economic activity, resulting in the sharpest downturn in global GDP since World War II in the first half of 2020, followed by an uneven rebound in economic activity during the second half of the year.

Governmental measures to support the economy

Governments and central banks offered and continue to offer significant fiscal and monetary support intended to help firms and employees to remain solvent through the COVID-19 pandemic, and financial services firms were provided with exceptional access to liquidity in the first phase of the pandemic. In addition, a number of regulatory and supervisory measures have been temporarily introduced, seeking to provide banks with increased flexibility in deploying capital and liquidity resources to support economies.

›   Refer to the “Regulatory and legal developments” section of this report

Our support for clients and the economies in which we operate

Throughout 2020, we actively engaged in lending activities across our businesses to support our clients and the real economy. As the pandemic intensified and market liquidity became limited, we experienced higher drawdowns on committed credit facilities by corporate clients in the Investment Bank and in Personal & Corporate Banking.

The program established by the Swiss Federal Council in March 2020 to support small and medium-sized entities (SMEs) by granting loans closed on 31 July 2020. As of that date, we had committed CHF 2.7 billion of loans up to CHF 0.5 million, which are 100% guaranteed by the Swiss government, and CHF 0.6 billion of loans between CHF 0.5 million and CHF 20 million, which are 85% government-guaranteed. As of 31 December 2020, the total committed loans amounted to CHF 3.0 billion (31 July 2020: CHF 3.3 billion), of which CHF 1.8 billion was drawn. We intend to donate any economic profits from this program to COVID-19 relief efforts, although no such profits were made in 2020.

In the US, we are supporting the lending programs created under the CARES Act for small businesses. Working with a partner, we made up to USD 2 billion available under the Paycheck Protection Program during 2020 and provided loans under the program in the amount of USD 656 million as of 31 December 2020. We donated around USD 2 million of fees earned on such loans in 2020 to COVID-19 relief efforts.

Our previous investments in technology enabled us to maintain effective connectivity within and across our businesses and support functions. Leveraging existing and newly integrated tools, this resulted in new ways of digitally interacting with clients.

Across our business divisions, we continued to support our clients with advice needed to manage their assets, along with actively developing investment solutions and global insights. Our dynamic risk management enabled our business and our clients to successfully navigate the volatile market conditions.

Our support for communities

Recognizing the strain and hardship the current situation is causing across our communities, we committed USD 30 million to various aid projects related to COVID-19 that provide support across the communities in which we operate. A part of this amount has been used to match the USD 15 million raised by our clients and our employees for the UBS Optimus Foundation’s COVID-19 Response Fund, which supports various organizations, including healthcare organizations that facilitate testing and increase capacity for emergency treatments.

Our strategy, business model and environment | Our environment

Our support for employees

Our employees’ response to the pandemic has been remarkable: they have demonstrated resilience, dedication and client focus through an unrelenting year. More than 95% of internal and external staff are able to work concurrently on a remote basis, and our employees have been working from home to a significant degree since the first quarter of 2020. We continue to monitor country- and location-specific developments, as well as governmental requirements, and adapt our plans for the return of employees to our offices accordingly, prioritizing the health of our employees and clients.

Recognizing the additional pressure placed on employees by closed workplaces and schools, restricted activities and varying degrees of lockdown, we introduced a range of measures throughout 2020 to help employees adapt. For example, we offered extra flexibility to care for children and introduced a variety of tools and resources to support employees’ physical, mental, financial and social well-being.

As a sign of appreciation for their contribution throughout this challenging year, and acknowledging that the pandemic may have resulted in unforeseen expenses, the Group Executive Board awarded UBS’s employees at less senior ranks a one-time cash payment equivalent to one week’s salary. Furthermore, we paused restructuring activities during 2020 that would have led to redundancies, providing our employees with some stability during these uncertain times.

In the third quarter of 2020, we modified the forfeiture conditions of certain outstanding deferred compensation awards for eligible employees in order to provide additional career flexibility during this time of uncertainty. Outstanding deferred compensation awards granted to Group Executive Board members and those granted under the Long-Term Incentive Plan, as well as those granted to financial advisors in the US, were not affected by these changes.

Operational resilience

With the bulk of our workforce working outside of our offices since late March 2020, we face new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. The existing resilience built into our operations and the effectiveness of our business continuity management and operational risk procedures have been critical in handling the ongoing pandemic and circumstances related to it, and have enabled us to continue to serve our stakeholders without material negative impact.

As a result of our prior investments in infrastructure and execution of our established business continuity management frameworks, we managed the record transaction volumes experienced in March 2020, along with extreme spikes in volatility and limited liquidity in some markets, without material disruption in our service to clients.

›   Refer to “Operational risk” in the “Risk management and control” section of this report for more information about operational risk

Effects of the COVID-19 pandemic on our financial and capital position

Despite the uncertainties caused by the pandemic, the negative effects of the COVID-19 crisis on our financial and capital positions were limited in 2020.

Although we experienced an increase in credit loss expenses under IFRS 9 in 2020, we maintained a strong capital and liquidity position in the face of the adverse economic developments, the sharp decline in market valuations and the increased levels of volatility.

Overall, we expect elevated credit loss expenses to persist for at least as long as the COVID-19 containment measures continue, although at levels lower than in the first half of 2020. Due to the credit quality of our portfolio, we remain confident in our ability to maintain our overall strength and stability and to continue to support our clients.

Current market climate

Global economic developments in 2020

In a year shaped by the COVID-19 pandemic, the global economy contracted as governments imposed restrictions to stem the spread of the disease. Global GDP shrank by 3.4%, the most severe downturn since World War II, after growing 2.9% in 2019. These developments were met with unprecedented fiscal and monetary support.

Swiss GDP fell 3%, compared with a growth rate of 1.1% in 2019.

US GDP declined by 3.5%, following growth of 2.2% in 2019, as COVID-19-related restrictions curbed economic activity.

The contraction was even more acute in the Eurozone, with a 6.8% fall in GDP, after a 1.3% expansion in 2019. Eurozone economies have suffered more than the US from a reduction in global trade flows. Germany’s economy contracted by 5.3%, after growing by 0.6% in 2019.

The UK suffered the largest contraction of all, with GDP down 9.9%.

China was among the first nations that started to recover from the pandemic and suffered to a lesser extent from further waves of the virus than Europe or the US. Growth slowed to 2.3%, following growth of 6.1% in 2019. Other leading Asian economies also weathered the pandemic relatively well, with South Korea’s economy contracting just 1%, after growing 2.7% in 2019. Taiwan was a rare example of a developed economy that managed to grow in 2020, with GDP expanding 3%.

Top emerging markets outside Asia were generally less resilient. Mexico’s economy shrank 8.5% after a 0.3% contraction in 2019. Brazil’s growth was minus 4.7%, after just 1.1% growth in 2019.

Major central banks attempted to cushion the economic blow from the pandemic, lowering interest rates, expanding quantitative easing programs, and introducing emergency lending facilities. Notably, the Federal Reserve’s balance sheet expanded from around USD 4 trillion to USD 7 trillion. The European Central Bank (the ECB) held rates at minus 50 basis points, while rates remained at minus 75 basis points in Switzerland. That did not stop inflation undershooting targets in most countries: in the US, inflation was 1.9%, versus a target of 2%; the Eurozone saw just 0.4% inflation, compared with a target of at or just below 2%.

But central bank easing, substantial fiscal support and optimism over the start of vaccine rollouts helped equity markets to advance despite the economic headwinds. The MSCI All Country World Index rose 14.3% and the S&P 500 was up 16.2%. The biggest advance came in the technology sector, with the Nasdaq Composite climbing 43.6%. China’s CSI 300 was a notable outperformer, rising 27.2%.

It was also a favorable year for investors holding government bonds. The yield on 10-year US Treasury bonds fell around 100 basis points to 0.92%. The yield on the 10-year German Bund fell 35 basis points to negative 0.53%.

Economic and market outlook for 2021

We expect 2021 to be a year of renewal. Economic activity in China has already largely normalized. The latest progress toward vaccination raises the prospect that Switzerland, the US, the UK, and the Eurozone are on the way to returning to economic normality and a sustained recovery. We expect developed market earnings in 2021 to have the potential to roughly match 2019 levels. Meanwhile, we expect listed emerging market companies will earn more in 2021 than in 2019, powered by robust earnings growth in Asia.

US relations with China will, in our view, remain strained and we do not predict a major rollback of US tariffs or restrictions on selected Chinese technology firms. But we do expect the Biden administration to pursue a less confrontational, more multi-lateral approach with China. President Biden is also likely to be less willing than his predecessor to use tariffs as an instrument of foreign policy. This combination, in our view, removes a major source of market volatility.

With the 50-50 split in the US Senate and the Democratic Party’s slim margin in the House of Representatives, the Biden administration may find it difficult to implement its USD 2 trillion green spending election proposal. Nevertheless, we expect President Biden to use executive orders and other regulatory tools to promote his administration’s green agenda. With European governments committed to a green recovery from the COVID-19 pandemic, we believe sustainable investing will gain further in prominence in 2021 and in the years to come.

We expect central banks and governments to maintain economic stimulus through 2021, at least until widespread vaccination makes a return to economic normality possible. Even then, policymakers will likely be reluctant to imperil the recovery through a premature return to tighter monetary policy or austerity. We do not expect rate increases from the Swiss National Bank, the Fed, the ECB, the Bank of Japan or the Bank of England in 2021. We expect government bond yields to remain relatively low. To fund social support packages, governments ran an aggregate deficit of over 11% of global GDP in 2020; however, we see significant tax increases as unlikely in major economies.

We believe gradual economic normalization and continued policy support will enable financial markets to advance in 2021. We expect gains in equity markets in the Eurozone, the UK, Switzerland and Japan. But we do see the leadership of the rally shifting. While mega-cap US technology firms outperformed in 2020, we believe more cyclical parts of the market will lead in 2021, including mid- and small-cap stocks.

Our strategy, business model and environment | Our environment

Industry trends

Although our industry has been heavily affected by continuous regulatory developments over the past decade, technology has clearly emerged as the main driver of change today and increasingly affects the competitive landscape and our products and operations. In parallel, our industry is materially driven by market and macroeconomic conditions.

›   Refer to “Current market climate” in this section for information about global economic growth

Digitalization

Technology is changing the way banks operate and we expect it will continue to do so, in step with advances in computing capability, evolving client needs, and digital trends. Investment in technology is no longer solely considered a means of making banks more efficient. Today, such investment is the key to keeping banks flexible and competitive in a digitalized world, and it creates the opportunity to develop new business models.

The global impact of COVID-19 has accelerated digital transformation and also influenced the way in which institutions interact with clients. Clients’ preference for omni-channel advice is stronger than ever: there has been growth in client engagement across all digital channels, as well as increases in the number of client-facing webinars and virtual client meetings. Clients care about the ease of access to information and client advisors, and the simplicity of doing business using technology.

As the digital transformation accelerates, clients now accept digitalized personalized advice as complementary to human interaction. Some of the opportunities for growth stem from providing new digitally enabled advisory services that help clients tailor their product portfolios and take advantage of customized life-planning or business advice.1 Going forward, clients will expect banks to offer more digital and mobile-based tools for financial management advice.

Technological advances make banking operations more efficient as well as more resilient and able to provide continuity for employee access. There is a trend for the automation of banking processes that are repetitive and labor intensive, such as data collection, data crunching and data reporting tasks.

Consolidation

Many regions and businesses in the financial services industry are still highly fragmented. We expect further consolidation, with the key drivers being ongoing margin pressure, a push for cost efficiencies and increasing scale advantages resulting from the fixed costs of technology and regulatory developments. Many banks now seek increasing exposure and access to regions with attractive growth profiles, such as Asia and other emerging markets, through local acquisitions or partnerships. The increased focus on core capabilities and geographical footprints and the ongoing simplification of business models to reduce operational and compliance risks will result in further disposals of non-core businesses and assets.

The impact of the COVID-19 pandemic may further accelerate consolidation, as banks face increasing threats from digitalization, low interest rates and intensified competition. There are likely to be more mergers and acquisitions in the US and especially the EU, with growing regulatory appetite.

New competitors

Our competitive environment is evolving. In addition to traditional competitors in the asset-gathering businesses, new entrants are targeting selected parts of the value chain. However, we have not yet seen a fundamental unbundling of the value chain and client relationships, which might ultimately result in the disintermediation of banks by new competitors. Over the long term, we believe large platform companies entering the financial services industry could pose a significant competitive threat, given their strong client franchises and access to client data. Fintech firms are gaining momentum, particularly due to COVID-19 as consumers respond and adapt to the crisis. However, such firms have not to date materially disrupted our asset-gathering businesses. The trend for forging partnerships between new entrants and incumbent banks has continued throughout the pandemic and is set to go on, as technology and innovation help banks overcome new challenges.

Regulation

The COVID-19 pandemic dominated the regulatory agenda in 2020 and caused a shift in regulatory and supervisory priorities. Although the financial sector has demonstrated resilience, a number of unintended implications of the regulatory framework led to new discussions that we expect to shape regulation in the coming years, such as the role and use of capital and liquidity buffers, and procyclical effects in areas such as the market risk and accounting frameworks. The pandemic has also significantly increased the regulatory focus on operational resilience, with several jurisdictions proposing measures to enhance operational resilience in the financial sector.

While policymakers delayed the Basel III implementation timeline due to COVID-19, the reforms remain on the agenda, as rulemaking at the national level continues. We also expect further adjustments to the Swiss too-big-to-fail framework, with additional liquidity requirements for systemically important banks.

1 The 2020 Accenture Global Banking Consumer Study published on 8 December 2020: accenture.com/ca-en/insights/banking/consumer-study-making-digital-banking-more-human

Looking ahead, we expect increased regulatory policy developments in areas including digital innovation, the use and protection of data, cybersecurity and anti-money laundering. We also expect further progress on sustainability-related policy proposals, with a focus on climate risks, sustainable finance taxonomies and overall disclosure requirements. Regulators will address more recent challenges that could impact financial stability, such as the non-banking financial industry and digital currencies.

Many of these developments are taking place in a new wave of national focus that could pose additional challenges to the provision of cross-border financial services. Further restrictions with regard to market access into the EU in particular would have a significant effect on Switzerland as a financial center, affecting UBS. In addition, the relationship between the UK and the EU following the expiration of the transition period on 31 December 2020 may affect future regulatory priorities and financial services in Europe. Variations in how countries implement rules, and increased national focus, bring risks of additional regulatory fragmentation, which in turn may lead to higher costs for us and new financial stability risks.

However, we believe the continuous refinements made to our business model and the proactive management of regulatory change put us in a strong position to absorb future developments in the regulatory environment.

›   Refer to the “Regulatory and legal developments” and “Capital, liquidity and funding, and balance sheet” sections of this report for more information

Wealth creation

All figures below are from the BCG Global Wealth Report 20201 and refer to the 2019 financial year. Global wealth grew by 9.6% to USD 226 trillion in 2019, the fastest rate of increase since 2005 and the second-best performance of the past two decades. This was driven by a 24% rally in global equities, the best year since 2009. The rise in wealth marked a recovery from 2018, which registered a growth rate of just 0.8%. North America continued to represent the largest concentration of wealth, at 44%, followed by Western Europe at 20%. But Asia has been gaining ground, with a compound growth rate of close to 11% over the past decade, compared with 6.3% in North America and 3.9% in Western Europe. The outlook for wealth in the coming years will be partly defined by the pace of economic recovery from the COVID-19 pandemic. A swift rebound would likely see wealth rise by a compounded 4.5% over the next four years, falling to 3.2% in the event of a slow recovery and 1.4% if the pandemic leaves lasting scars on the global economy.

Wealth transfer

Demographic and socioeconomic developments continue to generate shifts in wealth. Our “Riding the storm – Billionaires insights 2020” report found a next generation of rebuilders is in the making. When the current storms pass, we expect a new generation of billionaire innovators will emerge, and that generation may well play a critical role in resolving many of the current problems. Using the growing repertoire of emerging technologies, we expect tomorrow’s innovators will digitize, refresh and revolutionize the economy. Whether intentionally or not, this can help bridge financial, social and environmental deficits. We are responding to the evolving wealth landscape with a framework that addresses all aspects of our clients’ financial lives, called UBS Wealth Way. It begins with discovery questions and a conversation with clients about what is most important to them. We help clients organize their financial life along three key strategies: Liquidity  to help provide cash flow for short-term expenses; Longevity  for long-term needs; and Legacy  for needs that go beyond their own and help improve the lives of others, a key part of wealth transfer planning.

Sustainable finance

Markets around the world are undergoing a profound transformation as investors factor in climate change and other sustainable themes with regard to investment risk and return. Shifting societal values and greater regulation are further strengthening client demand. Investors are adding sustainable investing strategies to their portfolios, with fastest growth around funds focusing on energy transition. We think this will shape investments and markets in the years ahead as businesses increasingly embed sustainability. Our view is that this trend plays to UBS’s strengths, as we have been at the forefront of sustainable finance for over two decades, making us well placed to continue developing the innovative products and solutions our institutional and private clients need.

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information about sustainability matters

Search for yield

Over the last decade, central banks’ monetary policies have kept interest rates at historically low levels, which caused a significant decline in bond yields across advanced economies. This has created challenges for investors looking for income and portfolio diversification. Investors searching for sustainable, high returns for the longer term have been diversifying into illiquid alternatives – private equity, property, hedge funds and infrastructure – that can deliver compelling risk-adjusted returns. At the same time, investors continue to look for low-cost, efficient passive strategies across liquid equity markets. We expect this “barbell strategy” of combining high-alpha and low-cost passive strategies will continue, and we believe the breadth of Asset Management’s investment expertise enables us to find the right solutions for clients across asset classes and regions.

1 Based on BCG Global Wealth Report 2020. The BCG Global Wealth Report 2020 defines wealth segmentation as follows: wealth of greater than USD 20 million to be classified as ultra high net worth individuals; USD 1–20 million for high net worth individuals; USD 0.25–1 million for affluent individuals.

Our strategy, business model and environment | How we create value for our stakeholders

How we create value for our stakeholders

Stakeholder group	Stakeholder needs: what our stakeholders expect from us	Value proposition: how we create value for our stakeholders	Key topics discussed: what was important to our stakeholders in 2020	Stakeholder engagement: how we engage with our stakeholders
Clients

Advice on a broad range of products and services by trusted advisors

A mix of personal interaction with our advisors in combination with digital service anywhere, anytime (convenient digital banking)

Top quality solutions and the highest standards in terms of asset safety, data and information security, confidentiality and privacy

A combination of global reach and local capabilities targeting positive investment outcomes

Competitively priced products and services

Delivering tailored advice and customized solutions, using our intellectual capital and digital platforms

Building long-term personalized relationships with our clients

Developing new products, solutions and strategic partnerships in response to clients’ evolving needs, including in the digital age

Providing access to global capital markets and providing bespoke financing solutions

Meeting increasing sustainable investment and private markets demand from clients

Investment performance in light of current market environment

Holistic goal-based financial planning

Sustainable finance and investing opportunities

Data privacy and security

Products and services, including those around digital banking

Need for even more personal advice during the COVID-19 pandemic

Individualized client meetings

Requests for regular client feedback, feedback monitoring and complaint handling

Primarily virtual client events and conferences, including information on key developments and opportunities

Client satisfaction surveys

New ways of digitally interacting with clients resulting from the COVID-19 pandemic

Investors

Disciplined execution of our strategy leading to attractive capital returns through dividends and share repurchases

Comprehensive and clear disclosures on quantitative and qualitative data necessary to make informed investment decisions

Recognizing and proactively addressing strategic opportunities and challenges

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

Providing transparent, timely and reliable public disclosures

Structural growth and return potential in our businesses

Cost efficiency and ability to generate positive operating leverage

Ability to protect or even grow revenues in a low-for-longer interest rate environment

Asset risk and support for the economy in the environment surrounding COVID-19

Financial reports, investor and analyst conference calls, and / or webcasts, as well as media updates on our performance or other disclosures

General shareholder meetings

Investor and analyst meetings

New ways of digitally interacting with investors resulting from the COVID-19 pandemic, with limited impact on usual meeting schedules and participation, given reliable virtual solutions; all general meetings held virtually

Employees

A world-class employer providing an engaging, supportive and inclusive workplace culture

Skill and career development opportunities and rewards for performance

An environment that provides a sense of belonging and of adding value to clients, to shareholders and to society

Attracting and developing great talent

Fostering a workplace culture that supports and engages our employees, enabling them to develop their careers and unlock their full potential

Holistic support, including health and well-being initiatives, empowered employees and fostered resilience

The three keys to a strong corporate culture Strategic focus on diversity and inclusion, with a focus on gender, race and ethnicity The future of work; preparing for future demands and circumstances

Regular employee surveys and other virtual employee engagement activities

Group Franchise Awards program and peer-to-peer recognition

Regular “Ask the CEO” events, along with senior leadership, regional and functional employee sessions

Safeguarding our employees’ health and well-being; providing extra flexibility and support enabling them to succeed in new environments

Society

Facilitation of economic development that is sustainable for the planet and humankind

Maximization of our positive effects and minimization of any negative effects on society and the environment

Proactive management of the environmental and societal impacts of our business

Promoting significant and lasting improvements in the well-being of communities in which we operate

Taking an active role in the transition of our economy toward environmentally and socially sustainable solutions

Advising clients to align their business models with ESG parameters and the SDGs

Sustainable finance Our climate strategy Our client and corporate philanthropy efforts

Community investments and partnerships with social institutions

Interaction with NGOs

Participation in forums and round tables, as well as industry-, sector- and topic-specific debates

Dialogs with regulators and governments

Support of COVID-19-related aid projects across our communities

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

Global Wealth Management focuses on serving the unique and sophisticated needs of high net worth and ultra high net worth individuals, families, and family offices worldwide, as well as affluent clients in selected markets. We give them access to outstanding advice, service, and investment opportunities from around the globe, delivered by experts they can trust. Using a holistic, goals-based approach to financial planning, we deliver a personalized wealth management experience and work side by side with clients to help them realize their ambitions. Our client-facing advisors and the global teams supporting them focus on developing long-term client relationships, which often span generations. Clients look to us for expertise in helping them to plan for, protect and grow their wealth, as well as helping them make some of the most important decisions in their lives. From significant liquidity events to professional milestones and personal turning points, we aim to give clients the confidence to move forward and achieve their goals. Through extensive research into clients’ preferences and goals, and broader analysis of investor sentiment globally, we constantly evolve our offerings to meet the shifting priorities of today’s wealthy clients. This includes investing in digital capabilities and developing products to help clients fund their lifestyles and manage their cash flow, as well as offering guidance on how they can create a lasting and positive impact for their communities and the causes they most care about. We are the leading global wealth manager for clients interested in sustainable investing,1 with a commitment to developing solutions that allow clients to align their financial goals and their personal values.

›    Refer to “Global Wealth Management” in the “Our businesses” section of this report for more information about sustainable investment offerings

Personal & Corporate Banking serves a total of approximately 2.6 million individual clients and over 100,000 corporate clients, companies ranging from start-ups to multi-nationals, including specialized entities, such as pension funds and insurers, real estate companies, commodity traders, and banks. As a result, our clients include more than 30% of Swiss households, more than 90% of the largest 250 Swiss corporations and more than 50% of mid-size to large pension funds in Switzerland. Our clients look for financial advice based on their needs at each stage of their individual or corporate journey. We aim to deliver outstanding advice to them via a multi-channel approach. Clients have access to digital banking, a wide network of branches and remote contact centers. These channels are designed to deliver a superior, convenient client experience with 24/7 availability, security and value for money, resulting in high levels of client satisfaction. Clients are also offered a broad range of products and services in all relevant areas: basic banking, investing, financing (including mortgages), retirement planning, cash management, trade and export finance, global custody, and company succession, among others. Additionally, they have full access to the solutions of the Investment Bank, Asset Management and Global Wealth Management.

In Asset Management, we deliver investment products and services directly to approximately 2,600 clients around the world – including sovereign institutions, central banks, supranational corporations, pension funds, insurers and charities – as well as to Global Wealth Management and its clients, wholesale intermediaries and financial institutions. Our clients seek global insights and a holistic approach to tailoring solutions to meet their specific needs. By building long-term, personalized relationships with our clients and partners, we aim to achieve a deep understanding of their needs and to earn their trust. We draw on the breadth and depth of our global investment capabilities – across traditional and alternative, active and passive categories – to deliver the solutions they need. We integrate sustainability into our financial analysis enabling us to help clients meet their sustainability objectives and their fiduciary duties.

The Investment Bank provides corporate, institutional and wealth management clients with expert advice, financial solutions, execution, and access to the world’s capital markets. Our business model is specifically built around our clients and their needs. Corporate clients can access advisory services, debt and equity capital market solutions, and bespoke financing through our reshaped Global Banking business. Our Global Markets business focuses on helping institutional clients engage with local markets around the world, offering equities and equity-linked products, and foreign exchange, rates and credit products and services.

›    Refer to “Investment Bank” in the “Our businesses” section of this report for more information about organizational changes

Our advisory and differentiated content offering is underpinned by Global Research. The differentiated nature of our research, combined with UBS Evidence Lab Innovations, which provides access to insight-ready data sets for thousands of companies, aims to give clients an informational edge. In 2020, we launched UBS China 360, new thematic research offering a direct window into one of the world’s most dynamic economies, connecting the dots across macroeconomic and industry themes, and leveraging the power of UBS Evidence Lab Innovations and our research franchise.

1 Euromoney Private Banking and Wealth Management Survey 2020: Overall Global Results.

Our strategy, business model and environment | How we create value for our stakeholders

We know the security and confidentiality of our clients’ data is of utmost importance to them, as it is for UBS. That is why we put the highest priority on having comprehensive measures in place that are designed to ensure that client data confidentiality and integrity are maintained. We continually assess and improve our control environment to mitigate emerging cyber threats and meet expanding legal and regulatory expectations. Investments in our IT platforms preserve and improve our IT security standards, with a focus on giving clients secure access to their data via our digital channels and protecting that data from unauthorized access. Although the level of sophistication, impact and volume of cyberattacks continue to grow worldwide, we are ever vigilant, maintaining a strong and agile cybersecurity and information security program to mitigate and manage cyber risk by providing robust, consistent, secure and resilient business processes.

Enhancing the client experience through innovation and digitalization

We streamline and simplify interactions with clients through front-to-back digitalization and innovations.

In Global Wealth Management, we develop and deploy digital tools enhancing the value of the human relationships that differentiate UBS. Clients expect the convenience and speed that technology offers but, simultaneously, feel a personal experience with advisors is more important than ever. Our advisors use state-of-the-art digital tools to spend more time with clients and better evaluate the full scope of their financial lives. Our clients appreciate digital tools that improve their experience, for example, easy ways to view their portfolios or access to research that is tailored to their needs. They also want multiple ways in which to interact with their advisors. In 2020, the pandemic and the associated need for physical distancing caused clients to embrace the use of digital and mobile tools in greater numbers than ever before. In the second quarter alone, electronic check deposits using our mobile app increased by more than 120%.

We continue to introduce new and better tools to meet and exceed clients’ expectations. For example, our UBS Manage Advanced [My Way] app offers clients in selected markets an at-a-glance comprehensive view of their investment portfolio. With access to around 50 professionally managed investment modules (building blocks), it is underpinned by continuous portfolio monitoring and risk management. It is digital and interactive, as clients can work with their advisors on an iPad app to design their own portfolio, easily including elements such as sustainable investing and themes to reflect their individual preferences and priorities. Built on state-of-the-art technology, our new Online Services for clients in the US is a simpler and more intuitive platform that makes managing finances online easy, and creates an experience that supports advisors in driving critical conversations to deliver the advice clients are looking for. In Switzerland, our UBS Mobile Banking app has been enhanced so clients can now see relevant investment views and have access to our real-time quote capabilities before logging in. At a broader level, we continue to make progress on our multi-year strategy to serve clients globally from two platforms: the Wealth Management Americas Platform in the US and the Wealth Management Platform outside the US.

Personal & Corporate Banking introduced several innovations, reflecting our digital transformation progress and continuous efforts to develop simple, smart and secure solutions. In June 2020, we launched a digital mortgage platform under our UBS-endorsed key4  brand for private clients who prefer digital channels. Our UBS Atrium mortgage platform, aimed at corporate and institutional clients, has gained traction, already servicing more than CHF 1.8 billion of credit volume. To expand into real-estate ecosystems with our two platforms at the core, we took an equity stake in a Swiss start-up providing homeowners with useful tools associated with home ownership, and partner with different online platforms focused on real estate and home ownership. The above reflects our commitment to engage and rapidly achieve scale for new digital business models. Our Digital Personal Bank has introduced a new coverage model to service some 400,000 retail clients more effectively and efficiently and offer advice on selected personal banking products. Clients can now open a basic banking package themselves via ubs.com, putting together their individual package based on their needs. For payments we have completed our wallet strategy with the launch of Google, Samsung and Apple Pay for a contactless, secure and simple experience. We announced a new payment innovation: our UBS Global Card, a multi-currency card giving clients attractive conditions when shopping abroad. Due to changing client needs, and growing demand for an integrated, holistic banking experience, we introduced multi-banking for corporate clients. This attractive offering integrates third-party banks for full transparency across accounts and convenient payment execution via a single platform – a unique value proposition in the Swiss market. Also, more than 80 bots have been deployed in Personal & Corporate Banking, and many more business-aligned bots, helping the firm and clients in these extraordinary times. For instance, bots made the rapid processing of COVID-19 credit applications possible, swiftly providing bridging liquidity to small and medium-sized companies. Beyond banking, with a partner from the insurance sector we tapped into the bancassurance market by launching a start-up bancassurance offering to cover the needs of young entrepreneurs on our UBS Start Business platform. With another insurance-sector partner we piloted a bespoke mortgage protection insurance product for our retail clients. Sustainability is a key driver of new product and service innovations. Almost 70% of mandates sold in Personal Banking in 2020 were Sustainable Investing mandates. Additionally, we introduced a sustainable Eco Credit Card,  which is over 80% biodegradable; as with the older version of UBS Optimus Foundation credit card, a percentage of the amount spent using the card is donated to UBS Optimus Foundation. Another development in the sustainability space is the support we offer for Swiss small and medium-sized entities in their energy-saving efforts and transition to a low-carbon economy, e.g., with energy check-ups.

›    Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information about sustainability matters

In Asset Management, we are accelerating our investment in digitalization, with a focus on developing tools, technologies and data capabilities to enhance the experience and service for our clients, foster innovation and support alpha generation. For example, we are developing a scalable platform to enable more efficient development and management of theme-based investment products to meet growing client demand. We are also expanding the suite of tools used by our Quantitative Evidence & Data Science team, who utilize alternative and traditional data combined with statistical modeling to enhance and augment our fundamental and systematic investment processes. The use of tools and online events rolled out in 2020 is being further expanded in response to the accelerated adoption of digital interaction by our clients during the COVID-19 pandemic.

The Investment Bank strives to be the digital investment bank of the future, with innovation-led businesses driving efficiencies and solutions. UBS Investment Bank Innovation Lab is aimed at facilitating connections between business teams to leverage best practice, build and test proofs of concept safely and quickly, and inspire a culture of innovation. Our UBS Data Solutions business, launched in 2018, has matured into a leading component of our digital content portfolio, providing access to a broad suite of data sets delivered via our Cloud-hosted application programming interfaces (APIs). We strive to develop new products and solutions consistent with our capital-efficient business model, which are typically related to new technologies or changing market standards. Examples include our FX Tree solution, which provides client-tailored pricing streams and hedging optimization, and our eFX  offering, where our continued strategic investments have earned us a top-three ranking across major multi-dealer platforms and industry-wide recognition through multiple awards. UBS Neo, our award-winning multi-channel platform, lets our professional and institutional clients access a comprehensive suite of products and services covering the full investment life cycle. During 2020, we launched UBS Neo Question Bank, the largest global database of market-related questions asked by professional investors.

Engaging with our clients

We use a variety of channels to engage with clients, including regular client relationship / service meetings, as well as various corporate roadshows and dedicated events. We also engage with our clients by supporting cultural and sporting events both across Switzerland and internationally. During the COVID-19 pandemic, events have been swiftly transitioned online and we expect that they will be further shifted into alternative marketing channels (e.g., social media and content and dialog marketing) in the future.

Global Wealth Management engaged with clients in a range of ways in 2020, from personalized private briefings with subject matter experts, to segment-specific virtual events, to large-scale initiatives, such as UBS ElectionWatch 2020, which delivered insights to clients about the policy and market implications of the US elections. The global undertaking included virtual conversations with some of the most prominent US policymakers and political leaders of the past 20 years, along with UBS experts. These events were complemented by a full set of resources from our Chief Investment Office exploring the potential investment landscape globally up to and beyond the election. We use a mix of digital and non-digital channels (including marketing campaigns, events, advertising, publications and digital-only solutions) to help drive greater awareness of UBS among prospective clients and reinforce trust-based relationships between advisors and clients.

Personal & Corporate Banking held regular client events (mostly webcasts, virtual or hybrid events after the onset of the COVID-19 pandemic), covering a wide range of topics. In 2020, we increasingly engaged with clients via online channels, such as social media, online displays and search engines, and decreased our use of traditional out-of-home channels.

In Asset Management, we have a consistent program of client events and engagement activities throughout the year. This includes our flagship conferences, such as the annual UBS Reserve Management Seminar, which was delivered for the first time in a virtual format during the COVID-19 pandemic. Alongside this, in 2020 our teams significantly intensified the level of interaction with clients globally, facilitated by new digital tools, and increased our publication of macro insights and thought leadership to provide timely insights into the rapidly evolving markets. We also hosted a broad range of virtual events, including a new Nobel Perspectives webinar series, to help our clients better understand market challenges and investment opportunities, and continue to engage with clients through our social media and online channels.

The Investment Bank hosted over 100 investor conferences and educational seminars globally in 2020, covering a broad range of macro, sector, regional and regulatory topics. Proving the agility of UBS, almost all of these conferences were held online. More than 45,000 clients attended such events in 2020, providing insight and access to our own opinion leaders, policymakers and leading industry experts. We leverage our intellectual capital and relationships and use our execution capabilities, differentiated research content, bespoke solutions, client franchise model and global platform to expand coverage across a broad set of clients.

Our strategy, business model and environment | How we create value for our stakeholders

How we measure client satisfaction

We use multiple techniques to regularly assess our achievements and the satisfaction of our clients.

Global Wealth Management is increasingly using technology and analytics capabilities to collect and respond to client feedback. Our digital client feedback tool lets clients submit monthly input about overall satisfaction with advisors and UBS, and share both longer-term plans they would like to discuss with their advisor and top-of-mind issues that could impact their decision-making. Advisors and their teams have seamless, real-time access to client input, enabling them to address concerns, identify opportunities for engagement and follow up on new topics of interest. The tool is fully available in the US and in selected Asia Pacific and EMEA markets, with further rollout globally expected in 2021.

Personal & Corporate Banking has conducted annual surveys of Swiss clients since 2011, consistently covering all private and corporate client segments annually since 2015. Clients provide feedback on their satisfaction with regard to various topics (e.g., UBS overall, branches, client advisors, products and services) and indicate further product or advisory needs. Survey responses are distributed to client advisors, who follow up with each respondent individually. In 2020, we had an all-time high client satisfaction and net promoter score (NPS), and achieved a 90% follow-up rate with non-anonymous survey participants.

In Asset Management, we have an integrated process to record and manage client feedback through our client relationship management tool. We also conduct regular surveys, covering our wholesale and institutional clients globally, inviting them to assess their satisfaction with our client service, products and solutions, as well as other factors relevant to their investments. The results are analyzed to identify focus areas for improvement and our client relationship managers follow up with respondents to address specific feedback where required.

The Investment Bank closely monitors client satisfaction via individual product coverage points. Direct client feedback is actively captured and tracked in our systems. Internal regional forums serve as a platform for senior management to discuss client relationships, possibilities for improvement, potential opportunities and specific issues, where applicable. Other processes are in place to enable consolidated findings to be shared within UBS as appropriate. The Investment Bank also closely monitors external surveys, which provide feedback across a range of investment banking services.

We thoroughly evaluate the feedback we receive, including complaints from clients, and take measures to address key themes identified. In 2020, clients specifically expressed the need for more tailored advice during the COVID-19 pandemic, which is in line with our strategic focus to become part of the solution to the crisis. Further feedback from clients showed that our support during the pandemic has significantly improved client satisfaction, despite adverse economic developments.

A quality feedback system in Global Wealth Management and Personal & Corporate Banking provides a comprehensive and systematic platform to receive and process client feedback and suggestions. We receive feedback in various forms, including in writing, electronically, orally to client advisors and staff in our branches, via social media channels, and via the Swiss Banking Ombudsman.

Client feedback, including complaints and suggestions, is vitally important, as it supports the development and introduction of new products and services, as well as the adapting of our offering in a client-focused manner. By addressing client feedback, we aim to strengthen client relationships, improve client satisfaction and make tangible improvements to client and overall banking services. Having a wide variety of quality feedback from clients enables us to systematically evaluate and review our actions. By sharing their views, clients contribute to quality improvements at all levels.

We aim to respond to each individual who provides feedback. On significant topics and key developments, we also provide a collective response in our external reporting. In 2020, key topics and enhancements included some targeted products and services that centered mostly around digital banking functionalities. These stemmed in particular from requests and suggestions regarding existing and new features.

Our focus on sustainability

Our sustainability strategy is guided by the goal of being the financial provider of choice for clients who wish to mobilize capital toward the achievement of the 17 United Nations (UN) Sustainable Development Goals (the SDGs) and the orderly transition to a low-carbon economy. We work toward this goal by integrating sustainability into our mainstream offerings and by advising clients on their philanthropic works. We also continue to set standards in our industry, including through the management of environmental and social risks, the management of our environmental footprint and through our sustainability disclosure.

Our sustainability ambitions and goals

We are committed to making UBS a force for driving positive change in society and the environment for future generations. We do so by focusing our firm on creating long-term positive impact for clients, employees, investors and society.

Our ambitions and key goals (goals are cumulative figures, to be achieved by the end of 2025)

Ambition: to be a leader in sustainable finance across all client segments, with the key goal of

–   adding USD 70 billion of invested assets classified as impact investing1 or with sustainability focus.2

Ambition: to be a recognized innovator and thought leader in philanthropy, with the key goals of

–   raising USD 1 billion in donations to UBS’s client philanthropy foundations and funds3 and reaching 25 million beneficiaries, and

–   helping one million beneficiaries to learn and develop skills for employment, decent jobs and entrepreneurship through our community investment activities.

Ambition: to be an industry leader for sustainable business practices, with the key goals of

–   achieving net zero for scope 1 and 2 greenhouse gas (GHG) emissions,4

–   retaining favorable positions in key environmental, social and governance (ESG) ratings,

–   implementing the Task Force on Climate-related Financial Disclosures (the TCFD) recommendations (by the end of 2022), and

–   implementing the Principles for Responsible Banking (PRB) (by September 2023).

Ambition: to be an employer of choice with the key goals of

–   maintaining our recognition as one of the world’s most attractive employers in key ratings and rankings,5 and

–   increasing the percentage of Director level and above positions filled by women (aspiration to reach 30%).

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information about UBS’s sustainability achievements in 2020 and goals for 2021–2025

Advancing sustainability

UBS is fully committed to both maximizing the positive effects of our business activities and to minimizing their negative impacts. While our growing range of sustainable finance products and services supports our commitment, our environmental and social risk framework helps us to better understand and respond to potential environment and human rights risks.

We are a founding signatory of the UN Principles for Responsible Banking (the Principles). The Principles constitute a comprehensive framework for the integration of sustainability across banks. They define accountabilities and require each bank to set, publish and work toward ambitious targets.

›    Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information about how UBS is advancing sustainability in the financial industry and beyond

Sustainable finance is vital to us and our clients

As a major financial institution, we are conscious that the activities and decisions of our clients can have substantial impacts on society. That is the reason we strive to incorporate ESG considerations into the products and services we provide to clients and to partner with them to help mobilize capital toward achieving the SDGs and toward the orderly transition to a low-carbon economy.

We know ESG topics are becoming increasingly vital to our clients, so we are committed to serving their growing sustainable finance needs and expectations. More fundamentally, we believe sustainable finance is the future of finance. Recognition of impact on financial performance, regulatory developments, evolving societal norms, investor demand and consumer preference are factors that contribute to driving the continued evolution of mainstream investing toward more holistic long-term-oriented approaches. Our clients turn to us for advice on how they can help to finance the transition to a low-carbon economy, support sustainable finance, align their investments with their personal values, and better risk manage their portfolios and businesses. They want to take advantage of these opportunities, as well as manage the numerous risks associated with this transformational challenge.

We, in turn, are looking to create more scalable sustainable and impact investing solutions that deliver competitive financial returns, and to advise our corporate clients on risks to their business models, while driving positive environmental, social and governance outcomes. Fundamentally, for the benefit of our clients, we are shaping the landscape of sustainable finance by using thought leadership, innovation and partnerships to support them in their sustainability efforts. Our clients’ growing interest in sustainable finance is clearly shown in a number of key surveys.

1 Strategies where the intention is to generate measurable environmental and social impact alongside financial return.

2 Strategies where sustainability is an explicit part of the investment guidelines, universe, selection, and / or investment process.

3 Includes UBS Optimus Foundation, UBS UK Donor-Advised Foundation and UBS Philanthropy Foundation in Switzerland.

4 Scope 1 accounts for direct GHG emissions by UBS. Scope 2 accounts for indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam.

5 Indicators such as global and country-specific Universum rankings, peer-leading position in human resources elements of the Dow Jones Sustainability Indices, recognition by the Bloomberg Gender-Equality Index, and market recognition in various new and established benchmarks / rankings.

Our strategy, business model and environment | How we create value for our stakeholders

A global UBS Asset Management survey of 600 institutional investors found that European asset owner respondents predict that systemic environmental factors (climate crisis, biodiversity loss) will be more material to their investments in the next five years than financial factors.1 In a survey of Swiss institutional investors, 49% of respondents have already invested sustainably, and of those, two-thirds plan to increase their share of sustainable investments (SI).2 A UBS Investment Bank survey of issuers and investors in both debt and equity capital markets found that 68% of corporate clients are considering or currently revising their sustainability strategy. And 70% stated they are considering including ESG targets as part of their compensation framework.3

The COVID-19 pandemic has fundamentally changed what is expected from corporations and increased the market’s understanding of the importance of climate transition and the recognition of certain social issues as investment risks. We therefore expect investor focus on these issues will increase after COVID-19, with growing demand for corporate transparency and stakeholder accountability.

›   Refer to “Sustainable finance – Ten trends for 2021” at ubs.com/davos-agenda-2021  for UBS’s perspectives regarding sustainable finance in 2021 and beyond

How we define sustainable finance

Sustainable finance refers to any form of financial service that incorporates ESG criteria into business or investment decisions. We provide sustainable finance solutions to all our client segments, with a particular focus on sustainable investing.

›   Refer to the “Key achievements in 2020” chart in the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors

Sustainable investing (SI) is an approach that seeks to incorporate ESG considerations into investment decisions. SI strategies seek to better risk manage portfolios to 21st century challenges and / or align investments with an investor’s values regarding ESG topics, while also aiming to improve portfolio risk and return characteristics.

Core sustainable investments are SI products that involve a strict and diligent asset selection process through either exclusions (of companies / sectors from portfolios where the companies / sectors are not aligned to an investor’s values) or positive selections (such as best-in-class, thematic or ESG integration and impact investing).

We identify three sustainable investing approaches: exclusion (individual companies or entire industries are excluded from portfolios because their activities conflict with an investor’s values); ESG integration (which combines ESG factors with traditional financial considerations); and impact investing (which is designed specifically to help generate positive, measurable social and / or environmental impact alongside a financial return – while another impact-focused activity is shareholder engagement).

We were among the early movers in developing terminology to describe our sustainable investing activities and to consistently report on them. We are, however, conscious of the need to simplify and standardize the terminology for sustainable finance, which will help to develop and expand the SI market. We are therefore actively involved in the relevant discussions and are committed to reflecting pertinent changes to terminology in our reporting.

In 2020, we noted very strong momentum in our sustainable finance activities. A key indicator is the development of our core SI assets, where we more than doubled penetration, from 5.6% of total invested assets in 2017 to 18.9% (USD 793 billion) in 2020 (2019: 13.5%, or USD 488 billion). Norms-based screening assets, i.e., assets that fall under the application of a UBS policy4 and do not otherwise qualify as a core sustainable investment, amounted to USD 798 billion as of 31 December 2020 (a decrease from USD 818 billion in 2019). Total sustainable investments, including norms-based screening assets, accounted for USD 1,591 billion (2019: USD 1,306 billion), or 38.0% (2019: 36.2%), of our total invested assets.

1 Survey conducted in June 2019 among 600 institutional clients (ESG: Do you or Don’t you?, UBS Asset Management and Responsible Investor).

2 Survey conducted in August 2020 among 110 Swiss institutional investors.

3 Survey conducted in October 2020 among 160 Investment Bank clients.

4 The assets in discretionary mandates and in UBS’s actively managed retail and institutional funds, as well as those in our firm’s proprietary trading book, are subject to our firm’s policy on the prohibition of investment in and indirect financing of companies involved in the development, production or purchase of anti-personnel mines and cluster munitions.

Core sustainable investments[1,2]
		For the year ended			% change from
USD billion, except where indicated	GRI	31.12.20	31.12.19	31.12.18	31.12.19
Core SI products and mandates
Integration – sustainability focus[3]	FS11	127.7	46.4	20.0	175.0
Integration – ESG integration[4]	FS11	512.8	372.3	224.5	37.7
Impact investing[5]	FS11	13.1	9.1	4.7	44.1
Exclusions[6]	FS11	132.2	52.2	50.3	153.4
Third-party[7]	FS11	7.4	8.5	13.4	(11.8)
Total core sustainable investments	FS11	793.2	488.5	312.9	62.4
UBS total invested assets		4,187.0	3,607.0	3,101.0	16.1
Core SI proportion of total invested assets (%)	FS11	18.9	13.5	10.1

1 In 2020, Asset Management refined its reporting methodology by carving out funds with high SI categories from funds of funds or mandates that are classified with a lower or no SI category. The impact of this methodology change is an additional USD 109 billion in core SI (USD 2 billion in integration – sustainability focus and impact investing, USD 28 billion in integration – ESG integration and USD 79 billion in exclusions) and a decrease of USD 29 billion in norms-based screening assets.    2 FS represents the performance indicators defined in the Financial Services Sector Supplement of the Global Reporting Initiative reporting framework.    3 Strategies where sustainability is an explicit part of the investment guidelines, universe, selection, and / or investment process.    4 Strategies that integrate environmental, social and governance (ESG) factors into fundamental financial analysis to improve risk / return.    5 Strategies where the intention is to generate measurable environmental and social impact alongside financial return.    6 Strategies that exclude companies from portfolios where they are not aligned to an investor’s values. Includes customized screening services (single or multiple exclusion criteria).    7 SI products from third-party providers applying a strict and diligent asset selection process; the selection criteria have been reviewed for the end of the 2020 reporting cycle, following a stricter approach from the provider of sustainability ratings. Excludes third-party products that went through a systematic Global Wealth Management onboarding process, now included under Integration – sustainability focus.

Our offering to clients

We support clients’ sustainability efforts through thought leadership, innovation and partnerships, and we strive to incorporate ESG factors into the products and services we provide.

Our private clients can, by investing sustainably, make a positive impact on the environment and society while achieving similar returns to traditional investments, as confirmed by numerous studies.1 In September 2020, we became the first major global financial institution to make sustainable investments the preferred solution for private clients investing globally. Our private clients benefit from fully diversified sustainable portfolios. The size of our 100%-sustainable multi-asset portfolio, based on our Chief Investment Office’s dedicated SI strategic asset allocation, surpassed USD 17 billion under management in 2020, having grown from just over USD 1 billion roughly three years ago.

Through our Philanthropy Services platform, our private clients receive unique access to social and financial innovation and philanthropic advice, as well as tailored program design, co-funding and co-development opportunities. We offer clients expert advice, carefully selected programs from UBS Optimus Foundation, and innovative social financing mechanisms, such as development impact bonds. In this way, we believe our clients can make a meaningful, and measurable, difference for their chosen causes.

Institutional clients are increasingly embracing ESG as a fundamental investment driver. This is particularly true in relation to climate risk. In 2020, we delivered on a commitment made at the World Economic Forum Annual General Meeting at the beginning of the year and broadened our Asset Management’s Climate Aware suite of strategies based on its innovative Climate Aware framework, including equity and fixed income, and both active and passive approaches. This should enable more clients to align their investment and environmental goals.

Corporate clients are also transforming so as to align their business models to ESG parameters and the SDGs. It is our aim to meet clients, wherever they are in their sustainability journey, with advice and support, products, expertise, and execution. To this end, we offer assistance in areas such as the issuance of green, social and sustainability bonds, and the raising of capital on international capital markets to further the quest for renewable energy.

Retail clients in Switzerland benefit from access to appropriate and relevant sustainable investment products from Asset Management and Global Wealth Management that follow our Group-wide approach to SI. This includes the UBS SI Strategy Fund and the UBS ManageTM SI mandate solution. In 2020, almost 70% of Personal Banking’s mandate sales were UBS ManageTM SI. In 2020, all funds of the UBS Vitainvest family, which cover pillar 2 (occupational pension) and pillar 3 (private retirement savings) investments in Switzerland, were brought into line with ESG criteria defined by UBS.

Taking climate action

Our climate strategy underpins our activities designed to support our clients and our firm in preparing for an increasingly carbon-constrained world. It underlines our commitment to the SDGs on climate action and on affordable and clean energy, as well as the Paris Agreement.

We have reported on our climate strategy aligned with the Financial Stability Board’s TCFD recommendations since 2017. The recommendations call on companies to disclose the impacts of climate change on their businesses. This will allow investors and financial institutions to make better investment decisions with a common set of data to assess the climate-related risks and opportunities of specific companies. We are committed to aligning our climate disclosure within the five-year pathway outlined by the TCFD (by the end of 2022) and to collaborating within the industry to close gaps.

In 2020, we continued our multi-year efforts to develop methodologies which enable more robust and transparent disclosure of climate metrics. This includes: the development of a novel transition risk heatmap methodology; improved granularity and accuracy of climate-sensitive sectors and carbon-related asset disclosure; and expansion of the weighted carbon intensity metric. On the basis of the enhancements made, we revised UBS’s exposure to carbon-related assets and recalculated previous years’ exposure figures using the enhanced approach.

1 Gunnar Friede, Timo Busch and Alexander Bassen. ESG and financial performance: aggregated evidence from more than 2,000 empirical studies, Journal of Sustainable Finance & Investment, 2015.

Our strategy, business model and environment | How we create value for our stakeholders

Our climate strategy highlights in 2020

–   Our exposure to carbon-related assets on our banking balance sheet is low, at 1.9%, or USD 5.4 billion, as of 31 December 2020, decreasing further from 2.3% at the end of 2019 and 2.8% at the end of 2018.

–   Our climate-related sustainable investments increased to USD 160.8 billion in 2020, from USD 108 billion in 2019.

–   We actively engaged on climate topics with 49 oil & gas and utilities companies, and voted on 50 climate-related shareholder resolutions, of which we supported 88%.

–   We reached our goal of 100% renewable electricity consumption.

–   We were awarded top ratings and rankings by external experts. We were named climate industry group leader in the Dow Jones Sustainability Indices and were included in CDP’s Climate A List.

›   Refer to the “Risk management and control” section of this report for additional information about UBS’s management of climate risks and to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for UBS’s full TCFD disclosures

Climate-related metrics 2020
	For the year ended			% change from
	31.12.20	31.12.19	31.12.18	31.12.19
Risk management
Identified significant climate-related financial risk on balance sheet[1]	None	None	None
Carbon-related assets (USD billion)[2]	5.4	6.1	7.5	(10)
Proportion of total banking products exposure, gross (%)	1.9	2.3	2.8
Total exposure to climate-sensitive sectors (USD billion)[3]	38.7	35.2	36.1	10
Proportion of total banking products exposure, gross (%)	13.7	13.3	13.5
Weighted carbon intensity of Climate Aware strategies (in tonnes CO2e per USD million of revenue)[4]	68.2	74.5	89.6	(9)
Compared to weighted carbon intensity of composite benchmark (%)[5]	(51.0)	(54.0)	(54.0)
Number of climate-related shareholder resolutions voted upon[6]	50	44	43	14
Proportion of supported climate-related shareholder resolutions (%)	88.0	81.8	88.0

Opportunities
Climate-related sustainable investments (USD billion)[7]	160.8	108.0	87.5	49
Proportion of UBS clients’ total invested assets (%)	3.8	3.0	2.8
Total deal value in equity or debt capital market services related to climate change mitigation and adaptation (CCMA) (USD billion)[8]	69.8	52.7	31.6	32
Total deal value of financial advisory services related to CCMA (USD billion)	29.1	34.5	24.9	(16)
Number of strategic transactions in support of Switzerland’s Energy Strategy 2050	11	12	8	(8)

Own operations
GHG footprint (kilotonnes CO2e)[9]	75	104	132	(28)
Percentage change from baseline 2004 (target: –75% by 2020) (%)	(79.0)	(71.2)	(63.4)

1 Methodologies for climate-related financial risk are emerging and may change over time, as will be described under “Scenario analysis“ in our Sustainability Report 2020, available from 11 March 2021.    2 Banking products across the Investment Bank and Personal & Corporate Banking. IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements. As recommended by the TCFD, carbon-related assets are defined as assets tied to the energy and utilities sectors (Global Industry Classification Standard). Non-carbon-related assets, such as renewables, water utilities, and nuclear power, are excluded. For grid utilities, the national grid mix is applied. UBS methodology for carbon-related assets has been revised to analyze underlying commodities in our commodity trade finance business. As a result, we have restated the metric for 2018 and 2019 using the enhanced approach.    3 Banking products across the Investment Bank and Personal & Corporate Banking (IFRS 9). Climate-sensitive sectors defined as business activities that are rated as having high, moderately high, moderate, or moderately low vulnerability to transition risks. For more details, see “Scenario analysis“ and the “UBS corporate lending to climate-sensitive sectors 2020“ table in the “What“ section of our Sustainability Report 2020, available from 11 March 2021. UBS methodology for climate-sensitive sectors has been revised to analyze underlying commodities in our commodity trade finance business. As a result, we have restated the metric for 2018 and 2019 using the enhanced approach.    4 Year-on-year decrease of carbon intensity is mainly driven by higher carbon targets of the investment strategy. Carbon intensity is based on scope 1 and 2 CO2 emissions of investee companies, which often rely on third-party estimates. Metric has been expanded in 2020 to include all equity and fixed income funds with a proprietary Climate Aware strategy (active and rules-based). Metric is the assets under management (AUM)-weighted average of the weighted average carbon intensities of the portfolios.    5 The metric is the AUM-weighted average of the weighted average carbon intensities of the respective benchmarks.    6 This excludes proposals related to Japanese companies that included changes to the companies’ articles of association.    7 Invested assets of products such as sustainably managed properties and infrastructure, and renewable energy.    8 Refer to “Calculating and reporting on climate change-related financing and advisory activities” in appendix 9 to our Sustainability Report 2020, available from 11 March 2021.    9 GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam; and other indirect GHG emissions associated with business travel, paper consumption and waste disposal). A breakdown of our GHG emissions (scope 1, 2, 3) is provided in appendix 4 to our Sustainability Report 2020, available from 11 March 2021.

Our governance on sustainability

Our governance framework on sustainability supports the creation of long-term value. Sustainability activities, including sustainable finance, are overseen at the highest level of UBS (the Board of Directors (the BoD) and the Group Executive Board (the GEB)) and are grounded in our Code of Conduct and Ethics (the Code).

Code of Conduct and Ethics

In our Code, the BoD and the GEB set out the principles and practices that define our ethical standards and the way we do business. These principles apply to all aspects of our business. All employees must confirm annually that they have read and will adhere to the Code and other key policies, supporting a culture where ethical and responsible behavior is part of our everyday operations. In our Code we make a commitment to integrating financial and societal performance for the mutual benefit of our clients and our firm – and that we are constantly looking for better ways to do business in an environmentally sound and socially responsible manner.

In 2020, we amended the Code to place a greater emphasis on the importance of our firm’s culture. This is demonstrated by the inclusion of a new section on culture, placed at the beginning of the Code. In recognition of the pace of digital change globally, our Code also includes a new section on the lawful and ethical use of data.

›   Refer to the Code of Conduct and Ethics of UBS, available at ubs.com/code, for more information

Board of Directors and Group Executive Board

The BoD is responsible for setting UBS’s values and standards to ensure the Group’s obligations to stakeholders are met. Both the Chairman of the BoD and the Group CEO play a key role in safeguarding our reputation and ensuring we communicate effectively with all our stakeholders.

The BoD’s Corporate Culture and Responsibility Committee (the CCRC) is the body primarily responsible for corporate culture, responsibility and sustainability. The CCRC oversees our sustainability strategy and activities.

The Group CEO supervises the execution of the strategy and annual objectives of UBS in Society and provides the GEB and the CCRC with updates about UBS in Society. Reporting to the Group CEO, the Head UBS in Society is UBS’s senior-level representative for sustainability issues and, on behalf of the Group CEO, proposes the UBS in Society strategy and annual objectives to the CCRC for approval.

Our Sustainable Finance Committee (the SFC) was founded in 2020, and the Chair of the SFC reports to the Group CEO. The SFC brings together senior business leaders with relevant expertise from across the firm in order to collaborate in the further development of our commercial sustainable finance business. The objective of the SFC is to help UBS achieve its ambition of being a leader in sustainable finance for its clients and, in particular, it helps provide leadership for cross-divisional work streams and opportunities.

Our management of environmental and social risks (ESR) is steered by the GEB. It defines the ESR framework and controls that align UBS’s ESR appetite with that of UBS in Society.

›   Refer to “Board of Directors” in the “Corporate governance” section of this report for more information about the CCRC

UBS in Society

UBS in Society is a dedicated organization within UBS focused on maximizing our positive effect and minimizing any negative effects UBS has on society and the environment while still delivering a desired performance. It covers all of the activities and capabilities related to sustainable finance (including sustainable investing), philanthropy, environmental, climate and human rights policies governing client and supplier relationships, our environmental footprint, human resources, and community investment.

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for the sustainability governance chart

Reporting to our stakeholders on our sustainability strategy and activities

Information about all our sustainability efforts and commitments is provided in our Sustainability Report 2020, available under “Annual reporting” at ubs.com/investors. The content of the Sustainability Report 2020 has been prepared in accordance with the Global Reporting Initiative (GRI) Standards (the “comprehensive” option) and with the German rules implementing the EU Directive on disclosure of non-financial and diversity information (2014/95/EU). Our reporting on sustainability has been reviewed on a limited assurance basis by Ernst & Young Ltd against the GRI Standards. Our Sustainability Report 2020 also includes our full climate disclosure, which we have aligned with the recommendations provided by the TCFD  since their introduction in 2017.

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for an overview of non-financial disclosures in accordance with the German rules implementing EU Directive 2014/95

Our strategy, business model and environment | How we create value for our stakeholders

Investors

We generate long-term value for our investors by executing our strategy with discipline, targeting cost- and capital-efficient growth, long-term sustainable value creation, and attractive shareholder returns.

Investor base

Our investor base is well diversified. A substantial proportion of our institutional shareholders are based in the US, the UK and Switzerland.

›   Refer to the “Corporate governance” section of this report for more information about disclosed shareholdings

Alignment of interests

We aim to align the interests of our employees with those of our equity and debt investors, and reflect that approach in our compensation philosophy and practices.

›   Refer to “Our compensation philosophy” in the “Compensation” section of this report for more information

Cost- and capital-efficient revenue growth

We aim for attractive shareholder returns by growing and leveraging our unique, integrated and complementary business portfolio and geographic footprint.

We aim to balance growth opportunities with cost and capital efficiency in order to drive attractive risk-adjusted returns and sustainable performance.

Our primary measurement of performance for the Group is return on CET1, as regulatory capital is our binding constraint and drives our ability to return capital to shareholders.

›   Refer to the “Performance targets and capital guidance” section of this report for more information

Shareholder returns

The balance between cash dividends and share repurchases has been adjusted from 2020 onward, with a greater weight toward share repurchases as compared with prior years’ returns. We remain committed to returning excess capital to our shareholders and delivering total capital returns consistent with our previous levels. We intend to propose an ordinary dividend per share of USD 0.37 for the 2020 financial year, to be approved at the 2021 general meeting of shareholders. In addition, before COVID-19-related restrictions on share repurchases were introduced we repurchased CHF 350 million (USD 364 million) of our shares, and in the second half of 2020, we built a capital reserve of USD 2.0 billion for potential share repurchases. For reference, total capital returns to shareholders for the 2019 financial year were USD 3.4 billion.

In the first quarter of 2021, we repurchased the remaining CHF 100 million of our 2018–2021 USD 2 billion share repurchase program, which is now complete and closed. On 8 February 2021, we commenced a new three-year share repurchase program of up to CHF 4 billion, of which we expect to execute up to USD 1 billion by the end of the first quarter of 2021. We consider business conditions and developments or strategic opportunities when determining excess capital available for share repurchases.

Communications

Our Investor Relations (IR) function is the primary point of contact between UBS and our shareholders. Our senior management and IR regularly interact with institutional investors, financial analysts and other market participants, such as credit rating agencies. Clear, transparent and relevant disclosures, and regular direct interactions with existing and prospective shareholders, form the basis for our communications. The IR team relays the views of and feedback on UBS from institutional investors and other market participants to our senior management.

IR and Corporate Responsibility work together and interact with any investors interested in sustainability topics relevant to UBS and wider society.

›   Refer to the first nine pages of the “Corporate governance” section of this report and “Information policy” in that same section for more information

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information

Employees

We are committed to being a place where our employees can unlock their full potential. Our ability to meet clients’ needs, solve complex problems and develop innovative and sustainable solutions depends on the smart, talented, knowledgeable and engaged people who partner across UBS. Our employees are highly diverse in terms of experience, background, skills and interests. Our shared success is built on a cultural foundation emphasizing collaboration, inclusion, innovation and constant improvement.

Our culture is the basis for our success

Our three keys to success are the foundation of our strategy and culture. They define how we work together and what we stand for as a firm and individuals; they drive our business strategy. Our Pillars, Principles and Behaviors have long been embedded in our core HR management processes. 2020 saw our culture driven forward through divisional, regional and Group-wide initiatives, such as the Group Franchise Awards (GFA)  program, which was developed in 2016, to reward employees for improving cross-divisional collaboration and operational effectiveness. An interactive idea-sharing site encourages employees to submit ideas for improvement and collaborate on solutions.

›   Refer to the foldout pages of this report for more information about our Pillars, Principles and Behaviors

A GFA submission led to a new peer-to-peer appreciation program being launched in 2020 as an additional incentive for employees to acknowledge colleagues’ exemplary collaboration, commitment and behavior. As well as increasing empowerment and employee satisfaction, peer appreciation creates connections among employees and teams, and we have seen a lot of engagement, with 44,000 recognitions in the first month.

In late 2020, we launched an initiative to define UBS’s purpose, outlining why we do things the way we do. Once established, our purpose will guide all our actions. It will be a key element to future success and continue to inspire and empower our employees.

We are convinced leaders play a key role, since leadership drives culture and culture drives performance. Thus, our House View on Leadership outlines the behavior toward employees, clients and business activities expected from every leader at UBS. Key concepts are embedded in line manager training, leadership development programs, staff training and recruiting processes, and a full set of Group-wide culture metrics promotes accountability.

Our employees are the heart of our culture, and we seek their input to help us advance. Regular surveys gather employee feedback on engagement, enablement, work environment, line manager effectiveness and expected behaviors. Conducted by an external provider, our employee survey anonymously polls permanent employees across the firm, measuring views on key strategic and cultural measures; several questions added this year solicited feedback on remote working and employee well-being during the pandemic. Responses to the 2020 survey confirmed that our employees feel their line managers are effective, and employee engagement and pride in working at UBS, as well as views of our talent management practices, were above the norm for both high-performing and financial services organizations.

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information about our employee survey

Our strategy, business model and environment | How we create value for our stakeholders

Diversity, equity and inclusion

In a global business such as ours, a diverse workforce is a competitive advantage. Our strategy is to continue to shape a diverse and inclusive organization that is innovative, provides outstanding service to our clients, offers equitable opportunities for all and is a great place to work for everyone. Our broad approach focuses on gender, race, ethnicity, LGBTQ+, age, disability, and mental health, among other aspects, with inclusive leadership playing an important role. Increasing gender and ethnic diversity are our highest near-term strategic diversity, equity and inclusion priorities. Regarding gender, we seek to hire, promote and retain more women across the firm, aspiring to increase the percentage of Director level and above positions filled by women to 30% by 2025. At the end of 2020, 26.0% of all employees in roles at Director level and above were women, up from 25.2% in 2019 and we are on track to achieve our target.

Our award-winning UBS Career Comeback program, launched in 2016, continues to increase our pipeline of female senior leaders. Professionals looking to return to corporate jobs after a career break are hired for permanent roles and supported with targeted onboarding, coaching and mentoring. To date, this global program has helped 169 women and 14 men relaunch their careers.

We take a multi-faceted approach to increasing our ethnic diversity, including setting aspirational ethnicity targets in locations such as the US and UK. We have a global framework and drive our initiatives regionally, supported by our recruitment, training and employee network organizations, in particular. Our multi-cultural employee networks play an integral part in building a more ethnically inclusive culture across UBS, and a new firm-wide network of more than 140 Diversity & Inclusion Ambassadors provides employees with advice and coaching.

Our commitment to pay fairness and fair treatment for all

We pay for performance, and a strong commitment to pay fairness is embedded in our compensation policies. We conduct both internal and independent external reviews aiming to ensure that all employees are paid fairly and to address any unexplained gaps. In April 2020, UBS was one of the first banks certified by the EQUAL-SALARY Foundation for its equal pay practices in Switzerland. This review included an independent audit across our HR policies and practices including a statistical review of our pay levels. In December, our US, UK, Hong Kong and Singapore operations received the same certification. These certifications are testament to our well-established equal opportunity environment. Our commitment to pay fairness is further demonstrated by the successful completion of the equal pay analysis in Switzerland, as required by the newly introduced Swiss Federal Act on Gender Equality. We had already completed this important analysis by the end of the first year of the three-year regulatory implementation period and the results confirm that we are fully compliant with Swiss equal pay standards. The analysis found that our statistical wage difference in Switzerland is only 0.6% and thus significantly below the 5% regulatory requirement. This achievement also reflects our ongoing efforts to address any unexplained pay gaps as we uncover them. Ernst & Young provided assurance regarding the analysis and affirmed that we comply with the applicable legal requirements for each legal entity in Switzerland.

We are committed to ensuring a workplace where employees are fairly treated, with equal employment and advancement opportunities for all. We do not tolerate harassment of any kind. Our global measures include employee and line manager training, specialist expertise in handling concerns, and a global employee hotline. An internal anti-harassment officer appointed by the Group Head Human Resources provides an independent view of the firm’s various processes and procedures to prevent harassment and sexual misconduct.

›   Refer to ubs.com/diversity  for additional information about our priorities, commitments and progress, and the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors,  for our management practices and detailed employee data, including gender- and region-specific data

›   Refer to the “Compensation” section of this report for more information about reward-related topics

Personnel by region
	As of			% change from
Full-time equivalents	31.12.20	31.12.19	31.12.18	31.12.19
Americas	21,394	21,036	21,309	2
of which: USA	20,528	20,232	20,495	1
Asia Pacific	15,353	13,956	12,119	10
Europe, Middle East and Africa (excluding Switzerland)	13,899	12,918	12,620	8
of which: UK	6,069	5,704	5,782	6
of which: rest of Europe (excluding Switzerland)	7,652	7,048	6,670	9
of which: Middle East and Africa	178	166	168	7
Switzerland	20,904	20,691	20,840	1
Total	71,551	68,601	66,888	4

The future of work, with a workforce prepared for the future

We believe that the future of work will require an agile and connected workforce to respond to ever-changing circumstances as well as evolving client behavior and requirements. Building on our experience and capabilities, we embrace cultural and digital transformation to enable our employees to succeed in new environments and to remain a widely recognized employer of choice.

To attract the right talent, we recruit for potential and for cultural fit, using innovative technologies and assessing the person’s experience, competencies, learning capabilities and digital aptitude. We hired a total of 9,296 external candidates in 2020, with our junior talent programs hiring more than 1,700 graduate and other trainees, apprentices and interns. As part of our integrated workforce strategy, we continued selective insourcing and hiring activities, primarily in our Business Solutions Centers in China, India, Poland, Switzerland and the US, while reducing external resources.

A key part of our talent management strategy is offering career opportunities, not just jobs. Internal mobility leads to greater employee engagement, improved collaboration, increased productivity and reduced attrition, all of which benefit our employees, businesses and clients. To that end, our Career Navigator tool enables employees to explore career paths, search for jobs, and connect with colleagues working in roles matching their interests, while helping our recruiters find internal talent more easily. The tool also identifies skill gaps with regard to new roles and provides recommended learning.

Our in-house UBS University plays a central role in building skills and capabilities for the future. The training offered includes employee and leadership development, advisory and sales training, industry-leading certification for client advisors, future skills development, and health and well-being topics. We put special focus in 2020 on future skills development and new ways of working, providing dedicated and experiential online learning offerings to develop agile and digital skills, but also to help our employees thrive in a virtual environment. Our holistic health and well-being initiative was expanded in 2020 to encompass mental, physical, financial and social well-being, and we entered into a partnership to offer an app-based solution for guided mindfulness techniques, sleep, nutrition and physical activity to all employees globally. Health and well-being, including resilience and positivity, were and will continue to be important focus areas to help our employees manage the pandemic, which is both professionally and personally demanding. Results from our employee and pulse surveys underline the positive impact of this initiative.

In 2020, our permanent employees completed almost 1.2 million learning activities, including mandatory training on compliance, business and other topics. This equated to an average of 1.9 training days per employee.

›   Refer to ubs.com/employerawards  and  ubs.com/careers for more information

Our strategy, business model and environment | How we create value for our stakeholders

Society

As a founding signatory of the Principles for Responsible Banking, UBS has committed to aligning its business strategy to be consistent with and contribute to society’s goals.

Engaging with society

We engage with representatives of wider society on a regular basis and on a wide range of topics. This engagement yields important information about society’s goals, expectations and concerns. It makes a critical contribution to our understanding and management of issues that have a potential impact (whether positive or negative) on our firm, and on society. By actively fostering such interactions, we are in a position to address expectations and concerns in an informed and effective manner. We also continue to set standards in our industry, including through the management of environmental and social risks, the management of our environmental footprint and through our sustainability disclosure.

Doing business in a sustainable manner

We view the proper firm-wide management of our environmental footprint and supply chain as important proof of how we do business in a sustainable manner for the benefit of society.

This is equally true of our broad and wide-ranging environmental and social risk framework that governs client and vendor relationships and is applied firm-wide. We have set environmental and social risk standards regarding environmental and human rights topics in product development, investments, financing and supply chain management. We have identified certain controversial activities that we will not engage in at all, or only under stringent criteria. As part of this process we engage with clients and vendors to better understand their processes and policies, and to explore how any environmental and social risks may be mitigated.

In 2020, we achieved a major milestone in reducing our environmental footprint by meeting our global RE100 commitment of sourcing 100% of our electricity from renewable sources. Accomplishing our commitment to the RE100 initiative also means that we have reduced our greenhouse gas (GHG) footprint by 79% compared with our 2004 baseline.

While business travel is a necessary part of how we work, and an enabler for business, travel has almost come to a halt during the COVID-19 pandemic, as stay-at-home restrictions have required us to hold more virtual meetings. Compared with 2019 levels, in 2020 we saw a reduction of more than 80% in business travel (with a concomitant reduction in GHG emissions), mainly as a result of the COVID-19 pandemic.

›   Refer to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for full descriptions of our environmental management, our responsible supply chain management and our environmental and social risk management and framework

›   Refer to “Our response to COVID-19” in the “Our environment” section of this report for more information about our activities supporting clients, the economies in which we operate, employees and communities

Investing in our communities

Recognizing that our firm’s long-term success depends on the health and prosperity of the communities we are part of, we seek to address social issues through long-term investments in education and entrepreneurship. We provide strategic financial commitments and targeted employee volunteering to drive impact across a number of SDGs.

With the onset of the COVID-19 pandemic and lockdowns in many communities, our core principle of responding to issues relevant to our local communities became of central importance during 2020. For the most vulnerable members of our communities, the pandemic posed life-changing challenges, such as food insecurity, poverty, health and isolation. Our community affairs teams supported grassroots organizations working directly with the most vulnerable to distribute USD 10.6 million of the USD 30 million UBS COVID-19 relief fund.

›     Refer to  “UBS’s charitable contributions” in the “What we do for societies and the environment” section of the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information

1 The Sustainability Report is available from 11 March 2021, and is not deemed incorporated by reference into the SEC Form 20-F filing.

Regulation and supervision

As a financial services provider based in Switzerland, UBS is subject to consolidated supervision by the Swiss Financial Market Supervisory Authority (FINMA). Our entities are also regulated and supervised by authorities in each country where they conduct business. Through UBS AG and UBS Switzerland AG, both licensed as banks in Switzerland, UBS may engage in a full range of financial services activities in Switzerland and abroad, including personal banking, commercial banking, investment banking and asset management.

As a global systemically important bank (G-SIB), as designated by the Financial Stability Board, and a systemically relevant bank (SRB) in Switzerland, we are subject to stricter regulatory requirements and supervision than most other Swiss banks.

›   Refer to the “Our evolution” section of this report for more information

›   Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Regulation and supervision in Switzerland

Supervision

UBS Group AG and subsidiaries are subject to consolidated supervision by FINMA under the Swiss Banking Act and related ordinances, which impose standards for matters such as minimum capital, liquidity, risk concentration and internal organization standards. FINMA meets its statutory supervisory responsibilities through licensing, regulation, supervision and enforcement. It is responsible for prudential supervision and mandates audit firms to perform regulatory audits and other supervisory tasks on its behalf.

Capital adequacy and liquidity regulation

As an internationally active Swiss SRB, we are subject to capital and total loss-absorbing capacity requirements that are based on both RWA and LRD and among the most stringent in the world. We are also subject to short-term liquidity coverage ratio rules, and after the net stable funding ratio has become effective in Switzerland on 1 July 2021, we will be subject to long-term minimum funding requirements.

›   Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the Swiss SRB framework and the Swiss too-big-to-fail requirements

›   Refer to “Liquidity coverage ratio” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about liquidity coverage ratio requirements

›   Refer to the “Regulatory and legal developments” section of this report for more information about the introduction of the net stable funding ratio

Regulation and supervision outside Switzerland

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

In addition to being a financial holding company under the Bank Holding Company Act, UBS AG has several US branches and representative offices, which are authorized and supervised by the Office of the Comptroller of the Currency. UBS AG is registered as a swap dealer with the Commodity Futures Trading Commission (the CFTC) and we expect UBS AG will be required to register as a security-based swap dealer with the Securities and Exchange Commission (the SEC) by 6 October 2021.

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

Regulation and supervision in the UK

Our regulated UK operations are mainly subject to the authority of the Prudential Regulation Authority (the PRA), which is part of the Bank of England, and the Financial Conduct Authority (the FCA). We are also subject to the rules of the London Stock Exchange and other securities and commodities exchanges of which UBS AG is a member.

UBS AG has a UK-registered branch in London. UBS AG London Branch serves as a global booking center for our Investment Bank. Our regulated subsidiaries in the UK that provide asset management services are authorized and regulated mainly by the FCA, with one entity also subject to the authority of the PRA.

Our strategy, business model and environment | Regulation and supervision

Regulation and supervision in Germany

In 2019, certain parts of the businesses of UBS Limited were transferred via cross-border merger to UBS Europe SE, a Frankfurt-based subsidiary of UBS AG. The businesses not merged into UBS Europe SE were transferred to UBS AG London Branch. The cross-border merger led to UBS Europe SE becoming a significant entity and subject to the direct supervision of the European Central Bank, as well as to continued conduct, consumer protection and anti-money laundering-related supervision by the German BaFin and supervisory support by the German Bundesbank. The entity is subject to EU and German laws and regulations. UBS Europe SE maintains branches in Austria, Denmark, France, Italy, Luxembourg, the Netherlands, Poland, Spain, Sweden and Switzerland and is subject to conduct supervision by authorities in all those countries.

Regulation and supervision in Singapore and Hong Kong

We operate 13 Asia Pacific locations and are subject to the regulation and supervision by local financial regulators. Our Asia Pacific regional hubs are Singapore and Hong Kong.

In Singapore, we conduct our operations primarily through UBS AG Singapore Branch and UBS Securities Pte. Ltd., which are supervised by the Monetary Authority of Singapore and the Singapore Exchange.

UBS AG Hong Kong Branch is primarily supervised by the Hong Kong Monetary Authority. UBS Securities Hong Kong Limited, UBS Securities Asia Limited and UBS Asset Management (Hong Kong) Limited are primarily supervised by the Hong Kong Securities and Futures Commission. In addition, UBS Securities Hong Kong Limited is supervised by the Hong Kong Stock Exchange and the Hong Kong Futures Exchange.

Financial crime prevention

Combating money laundering and terrorist financing has been a major focus of many governments in recent years. The US Bank Secrecy Act and other laws and regulations require the maintaining of effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of clients. Failure to introduce and maintain adequate programs to prevent money laundering and terrorist financing can result in significant legal and reputation risk and fines.

We are also subject to laws and regulations prohibiting corrupt or illegal payments to government officials and other persons, including the US Foreign Corrupt Practices Act and the UK Bribery Act. We maintain policies, procedures and internal controls intended to comply with those regulations.

Data protection

We are subject to regulations concerning the use and protection of customer, employee, and other personal and confidential information. This includes provisions under Swiss law, the EU General Data Protection Regulation (the GDPR) and laws of other jurisdictions.

The Swiss Parliament passed a revised Swiss data protection law in 2020. The consultation on the corresponding ordinance was launched in February 2021 and we expect both the revised law and the ordinance to become effective as of 1 January 2022. The revision seeks to improve data protection for individuals by enhancing the transparency and accountability rules for companies processing data, among other measures. This is intended to result in the equivalence necessary for the continued cross-border transmission of data.

›   Refer to the “Risk factors” section of this report for more information about regulatory change

Recovery and resolution

Swiss too-big-to-fail (TBTF) legislation requires each Swiss SRB to establish an emergency plan to avoid impending insolvency while maintaining systemic functions. In response to these Swiss requirements, and similar ones in other jurisdictions, UBS has developed recovery plans and resolution strategies, as well as plans for restructuring or winding down businesses if the firm could not be stabilized otherwise.

In 2013, FINMA stated its preference for a single point of entry (SPE) strategy for globally active SRBs, such as UBS, with a bail-in at the group holding-company level. UBS has made structural, financial and operational changes to facilitate an SPE strategy and is confident that a resolution of the bank is operationally executable and legally enforceable. In February 2020, FINMA published its assessment of Swiss SRBs’ emergency and recovery and resolution plans, which confirmed our Swiss emergency plan is effective, subject to further reduction of joint and several liabilities. FINMA attested that UBS has completed key measures and made good progress with respect to its global resolvability. UBS understands that FINMA expects to publish an updated assessment of the resolvability of Swiss SRBs in the first half of 2021.

UBS’s crisis management framework

Our crisis management framework includes three key governance bodies (see chart below), which take responsibility and action depending on the nature of the stress incident and the scale of the response needed.

–   For incident, risk and crisis management, the Group Crisis Management Committee works with incident management teams that provide monitoring and early warning indicators at local / regional level, without needing to activate protocols at the Group level. If a local response is insufficient, global task forces and crisis management teams provide decision-making guidance and coordination, including crisis management plans, protocols and playbooks, and contingency funding plans.

–   The Group Executive Board and the Board of Directors would evaluate and decide upon the need to activate the Global Recovery Plan (the GRP) if a stress event reached a severity requiring that, based on the GRP’s risk indicators.

–   FINMA has the authority to determine whether the point of impending insolvency as defined by Swiss law has been reached and, in such cases, as part of the resolution strategy, has the power to order the bail-in of creditors to recapitalize and stabilize the Group, limit payments of dividends and interest, alter our legal structure, take actions to reduce business risk, and order a restructuring of the bank.

Global Recovery Plan

The GRP gives senior management a tool to respond to early warning signs, identifying measures to restore financial strength if UBS comes under severe capital and / or liquidity stress.

Defined quantitative and qualitative triggers are monitored daily and subject to predefined governance and escalation processes. Fully actionable recovery options are available and provide a basis for decisions regarding recovery. Recovery options have defined execution owners and playbooks with the following objectives:

–   capital preservation;

–   capital raising; and

–   raising funding, and disposal or wind-down of businesses.

Global Resolution Strategy

The Global Resolution Strategy (the GRS) is submitted to FINMA by UBS and sets out measures that FINMA can take to resolve UBS in an orderly manner if the recovery process is not successful and the Group enters into resolution. FINMA has the ultimate authority and responsibility to execute the resolution, in cooperation with the Swiss National Bank, the Federal Department of Finance and other key authorities through a Crisis Management Group. The SPE bail-in strategy would involve writing down the Group’s remaining equity, and additional tier 1 and tier 2 instruments, as well as bail-in of total loss‑absorbing (TLAC)-eligible senior unsecured bonds at the UBS Group AG level. An internal recapitalization of affected subsidiaries would be made simultaneously, enabling them to transmit incurred losses to parent bank UBS AG and, ultimately, UBS Group AG. Post-resolution restructuring measures could include disposal and winding down of businesses and assets. FINMA noted that we have already taken key preparatory steps and made good progress regarding global resolvability.

Local plans

Our US resolution plan sets out the steps that could be taken to resolve the UBS Americas Holding LLC group if it suffered material financial distress and the Group was unable or unwilling to provide financial support. As required by US regulations, our US plan contemplates that UBS Americas Holding LLC will commence US bankruptcy proceedings. Prior to commencement thereof, the plan envisages UBS Americas Holding LLC downstreaming financial resources to subsidiaries to facilitate orderly wind-down or disposal of businesses.

Following the cross-border merger of UBS Limited into UBS Europe SE, the enlarged European operating subsidiary has developed resolution plans based on Single Resolution Board requirements. Given the relatively small size of UBS Europe SE compared with the overall Group, emphasis is placed on the GRP and GRS to provide the tools necessary to recapitalize and restructure the firm in case of material financial distress.

The Swiss emergency plan demonstrates how UBS’s systemically important functions and critical operations in Switzerland can continue if a restructuring of the Group is deemed not to be successful. This is achieved mainly by maintaining UBS Switzerland AG as a separate legal entity. FINMA has confirmed the Swiss emergency plan is effective, subject to further reduction of joint and several liabilities.

Other local recovery and resolution plans exist for various Group entities and jurisdictions. They show how local operations benefit from the GRP and the GRS, and also support the global plans. Our operational continuity planning is intended to ensure uninterrupted provision of critical services even if certain Group entities are discontinued in a crisis.

Our strategy, business model and environment | Regulatory and legal developments

Regulatory and legal developments

Regulatory and legal developments related to COVID-19

Swiss COVID-19 loans

In March 2020, the Swiss Federal Council adopted provisional emergency legislation to support small and medium-sized Swiss companies suffering from substantial reductions in revenue due to the COVID-19 pandemic.

In December 2020, the Swiss Parliament approved the COVID-19 Joint and Several Guarantee Act, which became effective on 19 December 2020. This Act codified the measures adopted under emergency legislation into ordinary law and provides for regulation of the loan programs and guarantees over their life cycle. The new Act extends the standard amortization period of loans from five to eight years.

›   Refer to “Our response to COVID-19” in the “Our environment” section of this report for more information

COVID-19 regulatory measures

To support the lending capacity of banks, the Swiss Federal Council deactivated the countercyclical buffer on residential real estate loans in March 2020 until further notice, at the request of the Swiss National Bank (the SNB). Several other countries similarly reduced their countercyclical buffers. This led to a reduction of 29 basis points of our common equity tier 1 (CET1) capital requirement as of 31 December 2020, with no impact on our capital ratios.

Banks that have model-based market risk RWA calculations, such as UBS, have experienced an increased number of backtesting exceptions driven by the higher volatility in the markets throughout 2020. These exceptions could ultimately result in higher bank-specific minimum capital requirements. To prevent procyclicality in capital requirements, the Swiss Financial Market Supervisory Authority (FINMA) introduced a temporary exemption, freezing the number of backtesting exceptions from 1 February 2020 until 1 July 2020, and subsequently introduced this exemption into supervisory practice: the exemption therefore continued to apply beyond 1 July 2020, subject to future withdrawal by the regulator. For UBS, the number of negative backtesting exceptions within a 250-business-day window increased from 0 to 3 by the end of 2020. The resulting FINMA VaR multiplier for market risk RWA remained unchanged at 3 as of 31 December 2020; UBS did not benefit from the exemption in 2020.

In addition, FINMA permitted banks to temporarily exclude central bank sight deposits from the leverage ratio denominator (the LRD) for the purpose of calculating going concern ratios. This exemption applied until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduced the relief by the LRD equivalent of the capital distribution. As of 31 December 2020, these exclusions resulted in a temporary reduction of our LRD for going concern requirement purposes of USD 93 billion. Given our existing buffers to capital requirements and the temporary nature of this measure, this had no impact on our capacity to provide funding to our clients or the Swiss economy.

Regulators in key jurisdictions outside of Switzerland have taken measures intended to encourage banks to take an accommodative stance when dealing with customers facing financial stress, and also to support liquidity in markets. These measures include a temporary relaxation of capital buffer and Pillar 2 capital requirements, temporary modifications to the LRD and the establishment of special lending or financing facilities.

The Basel Committee on Banking Supervision (the BCBS) has delayed the implementation deadline of Basel III rules by one year, to 1 January 2023. The accompanying transitional arrangement for the output floor has also been extended by one year, to 1 January 2028. Separately, the BCBS and the International Organization of Securities Commissions (IOSCO) have extended the final implementation phase of the framework for margin requirements for non-centrally cleared derivatives by one year, to 1 September 2022.

In May 2020, the Federal Reserve made a temporary change to permit the exclusion of US Treasury securities and deposits at Federal Reserve Banks from the calculation of the supplementary leverage ratio for bank holding companies (BHCs) and intermediate holding companies (IHCs), including UBS Americas Holding LLC; this temporary change will be in effect until 31 March 2021.

The EU and the European Central Bank (the ECB) have also communicated a series of regulatory measures to stabilize the economy in Europe. None of those measures had a significant impact on UBS Group during 2020.

International action regarding capital distributions

During 2020, regulators in several jurisdictions implemented measures restricting bank capital distributions and share repurchase programs. These measures were intended to maintain capital resilience and lending capacity following the outbreak of the COVID-19 pandemic. As of 31 December, no such measures were in place in Switzerland.

In June 2020, the European Systemic Risk Board issued a recommendation to prevent EU financial institutions from making capital distributions and running share buyback programs, which was extended in July 2020 until 1 January 2021. In December 2020, the ECB announced that EU banks under its supervision, including UBS Europe SE, should exercise extreme prudence with regard to dividends and share repurchases from 1 January until 30 September 2021.

In the US, the Federal Reserve Board (the FRB) has taken several actions, including a prohibition on increasing dividends and share repurchases, that started in the third quarter of 2020, keeping these restrictions largely unchanged throughout the fourth quarter. As a result, UBS Americas Holding LLC was restricted from distributing cash dividends on common equity in excess of the firm’s average net income over the four preceding quarters. In December 2020, the FRB announced that it would continue capital distribution constraints for supervised firms for the first quarter of 2021 and would review the need to renew such constraints at a later date.

UBS continues to monitor policy developments regarding distributions.

›   Refer to the “Our strategy” and “How we create value for our stakeholders” sections of this report for more information about the capital distributions of UBS Group AG

IFRS 9 and COVID-19: accounting for expected credit losses

In March 2020, the International Accounting Standards Board (the IASB) emphasized that entities should apply appropriate judgment when determining the effects of COVID-19 on expected credit losses under IFRS 9, given that significant uncertainty exists, particularly related to the assessment of future macroeconomic conditions.

FINMA, the ECB and other banking regulators issued similar statements emphasizing the need for appropriate judgment with regard to COVID-19 effects on expected credit losses. Notwithstanding the measures taken by regulators and clarifying statements, deteriorating economic forecasts have caused an increase in credit loss expenses and hence greater volatility in the income statement.

Deferrals and moratoria of payments

In March 2020, the Coronavirus Aid, Relief and Economic Security Act of 2020 (the CARES Act) came into effect in the US, providing certain borrowers relief from mortgage foreclosures by enabling them to benefit from moratoria on payments for defined federally or government-sponsored enterprise insured, guaranteed, owned or funded mortgages and student loans.

In April 2020, the European Banking Authority (the EBA) published its guidelines on legislative and non-legislative loan repayment moratoria, allowing banks to grant payment holidays to customers. UBS Europe SE has experienced a negligible number of such requests under the moratoria.

Other regulatory and legal developments

Revision of the Swiss Banking Act

In June 2020, the Swiss Federal Council adopted a dispatch on the partial revision of the Banking Act. The proposed measures would strengthen the Swiss depositor protection scheme by requiring banks to deposit half of their contribution obligations for the deposit protection scheme in securities or cash with a custodian. A related adjustment to the Intermediated Securities Act would require custodians of securities to separate their own portfolios from the portfolios of their clients. Furthermore, the revision would amend the section of the Swiss Banking Act on bank insolvency provisions, including the ranking of claims in case of a bail-in and the required subordination of bail-in bonds, except those issued by a holding company with pari passu liabilities of less than 5% of the total bail-in bond capital.

As the next step, both chambers of the Parliament will debate the bill; the revised Banking Act is not anticipated to come into force until the start of 2022. We expect moderate additional costs for all Switzerland-based Group entities in scope.

Swiss Withholding Tax Act

In April 2020, the Swiss Federal Council launched a consultation on various suggested amendments to the Withholding Tax Act. Based on the consultation results, the Federal Council proposed in September 2020 to maintain the withholding tax on interest carried on bank accounts by natural persons with tax domicile in Switzerland and to abolish the tax on all other interest payments. As the next step, the Federal Council will submit a dispatch to Parliament in the second quarter of 2021.

Furthermore, the Swiss Federal Council has proposed to extend the current withholding tax exemption for total loss-absorbing capacity and additional tier 1 instruments from 2021 until the end of 2026. This extension will be subject to parliamentary debate in 2021.

Climate-related risks; environmental, social and governance (ESG) matters

We actively participate in discussions on corporate responsibility and sustainability issues with authorities and policymakers and contribute our experience and knowledge to their efforts to define corresponding regulatory and reporting frameworks.

In September 2020, the International Financial Reporting Standards Foundation (the IFRS Foundation) issued a consultation to assess the demand for global sustainability reporting standards and the contribution the IFRS Foundation itself could make in developing such standards, including the possibility of establishing a new Sustainability Standards Board.

In Switzerland, the Federal Council published a report in June 2020 on sustainable finance assessing 10 recommendations to further develop Switzerland as a hub for sustainable finance. Overall, the report underpins the commitment of the government to a market-led approach to sustainable finance.

In September 2020, the Swiss Parliament adopted the revised CO2 Act, mandating FINMA and the SNB to regularly assess the climate-related financial risks in the financial sector. As a referendum has been successfully called for, the next step will be a public vote on the revised law on 13 June 2021.

In November 2020, FINMA launched a consultation on new climate-related financial disclosure requirements, based on the recommendations of the Financial Stability Board (FSB) Task Force on Climate-related Financial Disclosures (the TCFD). The requirements include principles-based elements on governance, strategy, risk management and quantitative information on climate-related financial risks and apply to Swiss systemically relevant banks, including UBS. The new circular is expected to become applicable for the 2021 reporting year.

In January 2021, the Swiss government officially expressed support for the TCFD. Since the launch of the TCFD recommendations in 2017, we have continuously improved and expanded our climate-related disclosures to demonstrate our active engagement for an orderly transition to a low-carbon economy.

Our strategy, business model and environment | Regulatory and legal developments

In December 2020, the US Federal Reserve joined the Network of Central Banks and Supervisors for Greening the Financial System (the NGFS). As a result, all global systemically important banks (G-SIBs) are now supervised by members of the NGFS. The NGFS advocates for a more sustainable financial system and issued a range of prudential supervisory practices for climate- and environment-related topics in 2020.

Furthermore, the Federal Reserve has indicated that it will work closely with other agencies and authorities, including the BCBS Task Force on Climate-related Financial Risks and the FSB, to better understand, measure and mitigate climate-related financial risks.

In Europe, the ECB has issued a guide on climate-related and environmental risks and announced plans for a 2022 climate stress test. Also, the EBA has consulted on the inclusion of ESG matters in supervisory practices, and the European Securities and Markets Authority (ESMA) has consulted on Disclosure Regulation technical standards, including adverse impact requirements. The EU has formally adopted the Taxonomy Regulation with a legislative base for technical standards to define a green taxonomy.

NSFR implementation

In September 2020, the Swiss Federal Council adopted an amendment to the Liquidity Ordinance for the implementation of the net stable funding ratio (the NSFR). The NSFR regulation was finalized in the fourth quarter of 2020 with the release of the revised FINMA liquidity circular, and will become effective on 1 July 2021. It applies to UBS Group AG at the consolidated level and to UBS AG, UBS Switzerland AG and UBS Swiss Financial Advisers AG at the standalone level. UBS is on schedule to operationalize the NSFR regulation; its overall effect on UBS is expected to be limited.

In October 2020, the US banking regulators finalized the NSFR rule for supervised firms to ensure a minimum level of stable funding. The rule becomes effective as of 1 July 2021 and will require semi-annual disclosure from 1 January 2023. As a Category III firm under the Federal Reserve’s Tailoring Rule (2019), UBS’s intermediate holding company, UBS Americas Holding LLC, and its subsidiary bank, UBS Bank USA, will be subject to an NSFR requirement of 85%.

In the European Union, the European Commission (the EC) adopted the updated Capital Requirements Regulation in June 2019, which will become effective from 28 June 2021. The regulation requires UBS Europe SE to provide a detailed annual NSFR disclosure and a semi-annual NSFR key metrics disclosure.

Gone concern capital requirements

As of 1 January 2020, the amendments to the Swiss Capital Adequacy Ordinance came into force. The revisions introduce gone concern capital requirements for Switzerland-based intermediate parent banks of G-SIBs on a standalone basis, impacting UBS AG standalone. UBS Switzerland AG is subject to a lower gone concern requirement effective 1 January 2020, corresponding to 62% of the Group’s gone concern requirement (before applicable reductions).

US CCAR

In June 2020, the Federal Reserve released the results of its annual Dodd–Frank Act Stress Tests (DFAST) and Comprehensive Capital Analysis and Review (CCAR).

Our intermediate holding company, UBS Americas Holding LLC, exceeded minimum capital requirements under the severely adverse scenario and the Federal Reserve did not object to its capital plan. As a result, UBS Americas Holding LLC will no longer be subject to the qualitative assessment component of CCAR.

Following the completion of the annual DFAST and CCAR, UBS Americas Holding LLC was assigned a stress capital buffer (an SCB) of 6.7% under the SCB rule (based on Dodd–Frank Act stress test results and planned future dividends), which results in the imposition of restrictions if the SCB is not maintained above specified regulatory minimum capital requirements.

The Federal Reserve also conducted sensitivity analyses to model the economic effects of the COVID-19 pandemic. As a result of these supplementary analyses, the Federal Reserve determined that firms should resubmit revised capital plans based on a new stress scenario. In December 2020, the Federal Reserve released the results of this second CCAR of 2020. UBS Americas Holding LLC’s projected stress capital ratios exceeded regulatory capital minima under the updated supervisory scenarios.

Brexit

Following the UK’s withdrawal from the EU on 31 January 2020, a regulation granting equivalence to Switzerland’s stock exchanges was approved by the UK Parliament and came into force on 3 February 2021. In response, Switzerland granted recognition for UK trading venues that allows shares issued by Swiss-incorporated companies to be admitted to trading on UK trading venues.

Also, the negotiation on the Trade and Cooperation Agreement, which governs the relationship between the EU and the UK on free trade in certain goods and mutual market access, among other matters, was finalized on 24 December 2020.

In September 2020, the EC adopted a temporary equivalence decision for UK central counterparties (CCPs) for the purpose of facilitating derivatives clearing. The temporary equivalence decision, applicable from 1 January 2021 until 30 June 2022, does not require UBS Europe SE to migrate its exposures to an EU CCP before the end of the transition period.

In March 2019, UBS completed a business transfer and cross-border merger of UBS Limited and UBS Europe SE in order to continue serving EEA clients following the end of the transition period. We continue to align our Investment Bank activities to respond to ongoing regulatory guidance.

Developments related to the transition away from LIBOR

The ICE Benchmark Administration (IBA), the FCA-regulated and authorized administrator of LIBOR, is consulting on the timing of the cessation of LIBOR. IBA expects that one-week and two-month USD LIBOR settings, and all GBP, JPY, EUR and CHF LIBOR settings, will cease by the end of 2021, and that the remaining USD LIBOR settings will cease by the end of June 2023. The UK Government announced that the FCA will be given additional powers to ensure a smooth wind-down of LIBOR and deal with certain legacy contracts that cannot easily transition from LIBOR.

In October 2020, the International Swaps and Derivatives Association (ISDA) launched the IBOR Fallbacks Supplement and IBOR Fallbacks Protocol, amending the ISDA standard definitions for interest-rate derivatives to incorporate fallbacks for derivatives linked to certain interbank offered rates (IBORs). The changes came into effect on 25 January 2021 and, from that date, all new cleared and non-cleared derivatives between adhering parties that reference the definitions now include these fallbacks. UBS adhered to the protocol since November 2020, ahead of the effective date in January 2021.

Digitalization

In 2020, the Swiss Parliament passed a revised Swiss data protection law. The consultation on the corresponding ordinance is expected to be launched in the second quarter of 2021 and we anticipate both the law and the ordinance to become effective as of 1 January 2022. The revision seeks to improve data protection for individuals by enhancing the transparency and accountability rules for companies processing data, among other measures. This is intended to result in the equivalence necessary for the continued cross-border transmission of data with EU member states.

The Swiss Parliament also adopted the Federal Act on the Adaptation of Federal Law to Developments in Distributed Ledger Technology (the DLT Act), among other matters, enabling the introduction of ledger-based securities that are represented in a blockchain. Part of the DLT Act has become effective as of February 2021, the remainder is expected to enter into force in the second half of 2021.

The Swiss Parliament also passed the Federal Act on Electronic Identification Services (the e-ID Act), thereby introducing a federally recognized electronic identity. As a referendum has been successfully called for, the law will be subject to a public vote in March 2021. In the EU, the EC has outlined its Digital Finance Package, which is focused on crypto-assets, digital identities, digital operational resilience and retail payments strategy, among other matters. Furthermore, the ECB has launched a consultation on a possible future digital euro.

Operational resilience

On the international level, in 2020, the BCBS finished its consultation on new Principles for Operational Resilience, as well as on the revisions to the existing BCBS Principles for the Sound Management of Operational Risk. Final guidelines are expected to be released in the course of 2021.

In the UK, the PRA and FCA completed their joint consultations on the new UK operational resilience framework, with final rules expected in March 2021.

US banking regulators have further issued a whitepaper on operational resilience that broadly aligns with the BCBS and UK proposals but is not applicable to foreign banks, at present.

EU institutions are also considering legislative proposals in relation to digital operational resilience.

Addressing the emerging requirements across jurisdictions, we have established a global program to enhance our capabilities on operational resilience and enable alignment with relevant regulatory requirements and legislation.

Our strategy, business model and environment | Risk factors

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

Market, credit and macroeconomic risks

Our results of operations and financial condition may be adversely affected by the COVID-19 pandemic and the response to it

The continued widespread COVID-19 pandemic and the governmental measures taken to contain it have adversely affected, and will likely continue to adversely affect, global economic conditions, resulting in meaningful contraction in the global economy, substantial volatility in the financial markets, increased unemployment, increased credit and counterparty risk, and operational challenges, such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols. Governments and central banks around the world have reacted to the economic crisis caused by the pandemic by implementing stimulus and liquidity programs and cutting interest rates. While these programs have had initial success in mitigating the economic consequences of the pandemic, it is unclear whether these or future actions will be successful in countering the economic disruption caused by the pandemic. If the pandemic is prolonged, vaccine distribution is delayed, or available vaccines prove ineffective against evolving strains of the coronavirus, or the actions of governments and central banks are unsuccessful, the adverse impact on the global economy will deepen, our results of operations and financial condition in future quarters may be adversely affected.

COVID-19 and related lockdown measures have significantly impacted major economies across the world. Uncertainties are still at a high level, making predictions difficult. The COVID-19 pandemic has affected all of our businesses, and these effects could be greater in the future if adverse conditions persist or worsen. These effects have included declines in some asset prices, spikes in volatility, lower or negative interest rates, widening of credit spreads and credit deterioration. These effects have resulted in decreases in the valuation of loans and commitments, an increase in the allowance for credit losses and lower valuations of certain classes of trading assets. While these effects were offset by high levels of client activity in 2020 and a rebound in asset prices in some sectors, this level of activity may not persist.

Should these global market conditions continue or worsen, or the pandemic lead to additional market disruptions, we may experience reduced client activity and demand for our products and services, increased utilization of lending commitments, significantly increased client defaults, continued and increasing credit and valuation losses in our loan portfolios, loan commitments and other assets, and impairments of other financial assets. Declines in interest rates have decreased net interest margins and such declines may continue to sharpen. A decline in invested assets would also reduce recurring fee income in our Global Wealth Management and Asset Management businesses. These factors and other consequences of the COVID-19 pandemic may negatively affect our financial condition, including possible constraints on capital and liquidity, as well as a higher cost of capital, and possible changes or downgrades to our credit ratings.

Although we moved a substantial portion of our workforce to work-from-home solutions, including client-facing and trading staff, if significant portions of our workforce, including key personnel, are unable to work effectively because of illness, government actions, or other restrictions in connection with the pandemic, the adverse effects of the pandemic on our businesses could be exacerbated. In addition, with staff working from outside the offices, we face new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. While we have taken measures to manage these risks, such measures have never been tested on the scale or duration that we are currently experiencing, and there is risk that these measures will not be effective in the current unprecedented operating environment.

The extent to which the pandemic, and the related adverse economic conditions, affect our businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments, including the scope and duration of the pandemic and any recovery period, the adequacy of vaccine distribution plans and execution of those plans, as well as the efficacy of vaccines against potential virus variants, future actions taken by governmental authorities, central banks and other third parties in response to the pandemic, and the effects on our customers, counterparties, employees and third-party service providers.

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

Our credit risk exposure to clients, trading counterparties and other financial institutions would increase under adverse economic conditions

Credit risk is an integral part of many of our activities, including lending, underwriting and derivatives activities. Adverse economic or market conditions may lead to impairments and defaults on these credit exposures. Losses may be exacerbated by declines in the value of collateral securing loans and other exposures. In our prime brokerage, securities finance and Lombard lending businesses, we extend substantial amounts of credit against securities collateral, the value or liquidity of which may decline rapidly. Our Swiss mortgage and corporate lending portfolios are a large part of our overall lending. We are therefore exposed to the risk of adverse economic developments in Switzerland, including property valuations in the housing market, the strength of the Swiss franc and its effect on Swiss exports, prevailing negative interest rates applied by the Swiss National Bank, economic conditions within the Eurozone or the EU, and the evolution of agreements between Switzerland and the EU or European Economic Area, which represent Switzerland’s largest export market. We have exposures related to real estate in various countries, including a substantial Swiss mortgage portfolio. Although we believe this portfolio is prudently managed, we could nevertheless be exposed to losses if a substantial deterioration in the Swiss real estate market were to occur.

As we experienced in 2020, under the IFRS 9 expected credit loss (ECL) regime, credit loss expenses may increase rapidly at the onset of an economic downturn as a result of higher levels of credit impairments (stage 3), as well as higher ECL from stages 1 and 2. These increases may only gradually diminish once the economic outlook improves. Substantial increases in ECL could exceed expected loss for regulatory capital purposes and adversely affect our common equity tier 1 (CET1) capital and regulatory capital ratios.

Low and negative interest rates in Switzerland, the US and the Eurozone and elsewhere could continue to negatively affect our net interest income

The continuing low or negative interest rate environment, particularly in Switzerland, the US and the Eurozone, may further erode interest margins and adversely affect the net interest income generated by the Personal & Corporate Banking and Global Wealth Management businesses. The Swiss National Bank permits Swiss banks to make deposits up to a threshold at zero interest. Any reduction in or limitation on the use of this exemption from the otherwise applicable negative interest rates would exacerbate the effect of negative interest rates in Switzerland on our business.

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

Our shareholders’ equity and capital are also affected by changes in interest rates. In particular, the calculation of our Swiss pension plan’s net defined benefit assets and liabilities is sensitive to the applied discount rate and to fluctuations in the value of pension plan assets. Any further reduction in interest rates may lower the discount rates and result in pension plan deficits as a result of the long duration of corresponding liabilities. This could lead to a corresponding reduction in our equity and CET1 capital.

Our strategy, business model and environment | Risk factors

Our plans to ensure uninterrupted business dealings as the UK withdraws from the EU may not be effective

To prepare our business for the UK withdrawal from the EU, in 2019, we completed a merger of UBS Limited, our UK-based subsidiary, into UBS Europe SE, our Germany-headquartered European subsidiary, which is under the direct supervision of the European Central Bank. Our plans to ensure uninterrupted business dealings now that the UK has withdrawn from the EU may not be effective if the EU and the UK do not conclude effective negotiations regarding the handling of the financial sector before temporary equivalence decisions expire or significant divergence in regulatory regimes emerges.

Currency fluctuation may have an adverse effect on our profits, balance sheet and regulatory capital

We are subject to currency fluctuation risks. Although our change from the Swiss franc to the US dollar as our functional and presentation currency in 2018 reduces our exposure to currency fluctuation risks with respect to the Swiss franc, a substantial portion of our assets and liabilities are denominated in currencies other than the US dollar. Additionally, in order to hedge our CET1 capital ratio, our CET1 capital must have foreign currency exposure, which leads to currency sensitivity. As a consequence, it is not possible to simultaneously fully hedge both the amount of capital and the capital ratio. Accordingly, changes in foreign exchange rates may continue to adversely affect our profits, balance sheet and capital, leverage and liquidity coverage ratios.

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

We may be subject to adverse preliminary determinations or court decisions that may negatively affect public perception and our reputation, result in prudential actions from regulators, and cause us to record additional provisions for the matter even when we believe we have substantial defenses and expect to ultimately achieve a more favorable outcome. This risk is illustrated by the award of aggregate penalties and damages of EUR 4.5 billion by the court of first instance in France, which we have appealed and is scheduled to be retried in the Court of Appeal in March 2021.

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

Changes to IFRS or interpretations thereof may cause future reported results and financial position to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios. For example, the introduction of the expected credit loss (ECL) framework under IFRS 9 in 2018 fundamentally changed how credit risk arising from loans, loan commitments, guarantees and certain revocable facilities is accounted for. Under the regime, credit loss expenses may increase rapidly at the onset of an economic downturn as a result of higher levels of credit impairments (stage 3), as well as higher ECL from stages 1 and 2, only gradually diminishing once the economic outlook improves. As we observed in the first and second quarters of 2020, this effect may be more pronounced in a deteriorating economic environment. Substantial increases in ECL could exceed expected loss for regulatory capital purposes and adversely affect our CET1 capital and regulatory capital ratios.

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

Our strategy, business model and environment | Risk factors

Substantial changes in regulation may adversely affect our businesses and our ability to execute our strategic plans

We are subject to significant new regulatory requirements, including recovery and resolution planning, changes in capital and prudential standards, changes in taxation regimes as a result of changes in governmental administrations, as well as new and revised market standards and fiduciary duties. Notwithstanding attempts by regulators to align their efforts, the measures adopted or proposed for banking regulation differ significantly across the major jurisdictions, making it increasingly difficult to manage a global institution. In addition, Swiss regulatory changes with regard to such matters as capital and liquidity have often proceeded more quickly than those in other major jurisdictions, and Switzerland’s requirements for major international banks are among the strictest of the major financial centers. This could put Swiss banks, such as UBS, at a disadvantage when competing with peer financial institutions subject to more lenient regulation or with unregulated non-bank competitors.

Our implementation of additional regulatory requirements and changes in supervisory standards, as well as our compliance with existing laws and regulations, continue to receive heightened scrutiny from supervisors. If we do not meet supervisory expectations in relation to these or other matters, or if additional supervisory or regulatory issues arise, we would likely be subject to further regulatory scrutiny as well as measures that may further constrain our strategic flexibility.

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

These changes require significant time and resources to implement, and create operational, capital, liquidity, funding and tax inefficiencies. Our operations in subsidiaries are subject to local capital, liquidity, stable funding, capital planning and stress testing requirements. These requirements have resulted in increased capital and liquidity requirements in affected subsidiaries, which limit our operational flexibility and negatively affect our ability to benefit from synergies between business units and to distribute earnings to the Group.

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

We expect our risk-weighted assets (RWA) to further increase as the effective date for additional capital standards promulgated by the Basel Committee on Banking Supervision (the BCBS) draws nearer.

Increases in capital and liquidity standards could significantly curtail our ability to pursue strategic opportunities and to distribute risk.

Market regulation and fiduciary standards: Our wealth and asset management businesses operate in an environment of increasing regulatory scrutiny and changing standards with respect to fiduciary and other standards of care and the focus on mitigating or eliminating conflicts of interest between a manager or advisor and the client, which require effective implementation across the global systems and processes of investment managers and other industry participants. For example, we have made material changes to our business processes, policies and the terms on which we interact with these clients in order to comply with SEC Regulation Best Interest, which is intended to enhance and clarify the duties of brokers and investment advisers to retail customers, the Volcker Rule, which limits our ability to engage in proprietary trading, as well as changes in European and Swiss market conduct regulation. Future changes in the regulation of our duties to customers may require us to make further changes to our businesses, which would result in additional expense and may adversely affect our business. We may also become subject to other similar regulations substantively limiting the types of activities in which we  may engage or the way we conduct our operations.

Some of the regulations applicable to UBS AG as a registered swap dealer with the Commodity Futures Trading Commission (the CFTC) in the US, and certain regulations that will be applicable when UBS AG registers as a security-based swap dealer with the US Securities and Exchange Commission (the SEC), apply to UBS AG globally, including those relating to swap data reporting, record-keeping, compliance and supervision. As a result, in some cases, US rules duplicate or may conflict with legal requirements applicable to us elsewhere, including in Switzerland, and may place us at a competitive disadvantage to firms that are not required to register in the US with the SEC or CFTC.

In many instances, we provide services on a cross-border basis, and we are therefore sensitive to barriers restricting market access for third-country firms. In particular, efforts in the EU to harmonize the regime for third-country firms to access the European market may have the effect of creating new barriers that adversely affect our ability to conduct business in these jurisdictions from Switzerland. In addition, a number of jurisdictions are increasingly regulating cross-border activities based on determinations of equivalence of home country regulation, substituted compliance or similar principles of comity. A negative determination with respect to Swiss equivalence could limit our access to the market in those jurisdictions and may negatively influence our ability to act as a global firm. For example, the EU declined to extend its equivalence determination for Swiss exchanges, which lapsed as of 30 June 2019.

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

Capital strength is a key component of our business model

Capital strength enables us to grow our businesses, and absorb increases in regulatory and capital requirements. It reassures our clients and stakeholders, allows us to maintain our capital return policy and contributes to our credit ratings. Our capital ratios are driven primarily by RWA, the leverage ratio denominator and eligible capital, all of which may fluctuate based on a number of factors, some of which are outside our control. Our ability to maintain our capital ratios is subject to numerous risks, including the financial results of our businesses, the effect of changes to capital standards, methodologies and interpretations that may adversely affect the calculation of our CET1 ratios, the imposition of risk add-ons or capital buffers, and the application of additional capital, liquidity and similar requirements to subsidiaries. The results of our businesses may be adversely affected by events arising from other factors described herein. In some cases, such as litigation and regulatory risk and operational risk events, losses may be sudden and large. These risks could reduce the amount of capital available for return to shareholders and hinder our ability to achieve our capital returns target of a progressive cash dividend coupled with a share repurchase program.

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

RWA are driven by our business activities, by changes in the risk profile of our exposures, by changes in our foreign currency exposures and foreign exchange rates, and by regulation. For instance, substantial market volatility, a widening of credit spreads, adverse currency movements, increased counterparty risk, deterioration in the economic environment or increased operational risk could result in an increase in RWA. We have significantly reduced our market risk and credit risk RWA in recent years. However, increases in operational risk RWA, particularly those arising from litigation, regulatory and similar matters, and regulatory changes in the calculation of RWA, and regulatory add-ons to RWA, have offset a substantial portion of this reduction. Changes in the calculation of RWA, the imposition of additional supplemental RWA charges or multipliers applied to certain exposures and other methodology changes, as well as the implementation of the capital standards promulgated by the Basel Committee on Banking Supervision, which will take effect in 2023, are expected to increase our RWA.

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

Our strategy, business model and environment | Risk factors

The effect of taxes on our financial results is significantly influenced by tax law changes and reassessments of our deferred tax assets

Our effective tax rate is highly sensitive to our performance, our expectation of future profitability and any potential increases or decreases in statutory tax rates, such as the potential increases in corporate tax rates under discussion in the United States. Further, based on prior years’ tax losses, we have recognized deferred tax assets (DTAs) reflecting the probable recoverable level based on future taxable profit as informed by our business plans. If our performance is expected to produce diminished taxable profit in future years, particularly in the US, we may be required to write down all or a portion of the currently recognized DTAs through the income statement in excess of anticipated amortization. This would have the effect of increasing our effective tax rate in the year in which any write-downs are taken. Conversely, if we expect the performance of entities in which we have unrecognized tax losses to improve, particularly in the US or the UK, we could potentially recognize additional DTAs. The effect of doing so would be to reduce our effective tax rate in years in which additional DTAs are recognized and to increase our effective tax rate in future years. Our effective tax rate is also sensitive to any future reductions in statutory tax rates, particularly in the US, which would cause the expected future tax benefit from items such as tax loss carry-forwards in the affected locations to diminish in value. This, in turn, would cause a write-down of the associated DTAs. For example, the reduction in the US federal corporate tax rate to 21% from 35% introduced by the US Tax Cuts and Jobs Act resulted in a USD 2.9 billion net write-down in the Group’s DTAs in the fourth quarter of 2017.

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

Our full-year effective tax rate could change if aggregate tax expenses in respect of profits from branches and subsidiaries without loss coverage differ from what is expected, or if branches and subsidiaries generate tax losses that we cannot benefit from through the income statement. In particular, losses at entities or branches that cannot offset for tax purposes taxable profits in other group entities, and which do not result in additional DTA recognition, may increase our effective tax rate. In addition, tax laws or the tax authorities in countries where we have undertaken legal structure changes may cause entities to be subject to taxation as permanent establishments or may prevent the transfer of tax losses incurred in one legal entity to newly organized or reorganized subsidiaries or affiliates or may impose limitations on the utilization of tax losses that relate to businesses formerly conducted by the transferor. Were this to occur in situations where there were also limited planning opportunities to utilize the tax losses in the originating entity, the DTAs associated with such tax losses may be required to be written down through the income statement.

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

The UK Prudential Regulation Authority (the PRA) has confirmed the end-of-2021 deadline for transitioning away from LIBOR for most currencies. The ICE Benchmark Administration (IBA), the FCA-regulated and authorized administrator of LIBOR, is consulting on the timing of the cessation of USD LIBOR. IBA expects that one-week and two-month USD LIBOR settings will cease by the end of 2021, and that the remaining USD LIBOR settings will cease by the end of June 2023.

We have a substantial number of contracts linked to IBORs. In some cases, contracts may contain provisions intended  to provide a fallback interest rate in the event of a brief unavailability of the relevant IBOR. These provisions may not be effective or may produce arbitrary results in the event of a permanent cessation of the relevant IBOR. While efforts to transition outstanding new transactions, and historical transactions, as well as operational systems, from IBORs to alternative reference rates (ARRs) have made substantial progress, including through industry-wide protocols such as the International Swaps and Derivatives Association (ISDA) IBOR Fallbacks Supplement and IBOR Fallbacks Protocol, there remain substantial volumes of transactions that require modification to effectively transition to ARRs.

Strategy, management and operational risks

We may not be successful in the ongoing execution of our strategic plans

We have transformed UBS to focus on our Global Wealth Management business and our universal bank in Switzerland, complemented by Asset Management and a significantly smaller and more capital-efficient Investment Bank; we have substantially reduced the risk-weighted assets and leverage ratio denominator usage in Group Functions; and made significant cost reductions. Risk remains that going forward we may not succeed in executing our strategy or achieving our performance targets, or may be delayed in doing so. Macroeconomic conditions, geopolitical uncertainty, changes to regulatory requirements and the continuing costs of meeting these requirements have prompted us to adapt our targets and ambitions in the past and we may need to do so again in the future.

To achieve our strategic plans, we expect to continue to make significant expenditures on technology and infrastructure to improve client experience, improve and further enable digital offerings and increase efficiency. Our investments in new technology may not fully achieve our objectives or improve our ability to attract and retain customers. In addition, we face competition in providing digitally enabled offerings from both existing competitors and new financial service providers in various portions of the value chain. For example, technological advances and the growth of e-commerce have made it possible for e-commerce firms and other companies to offer products and services that were traditionally offered only by banks. These advances have also allowed financial institutions and other companies to provide digitally based financial solutions, including electronic securities trading, payments processing and online automated algorithmic-based investment advice at a low cost to their customers. We may have to lower our prices, or risk losing customers as a result. Our ability to develop and implement competitive digitally enabled offerings and processes will be an important factor in our ability to compete.

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

Our strategy, business model and environment | Risk factors

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

As a result of new and changed regulatory requirements and the changes we  have made in our legal structure, the volume, frequency and complexity of our regulatory and other reporting has remained elevated. Regulators have also significantly increased expectations regarding our internal reporting and data aggregation, as well as management reporting. We have incurred and continue to incur significant costs to implement infrastructure to meet these requirements. Failure to meet external reporting requirements accurately and in a timely manner or failure to meet regulatory expectations of internal reporting, data aggregation and management reporting could result in enforcement action or other adverse consequences for us.

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

As seen during the financial crisis of 2007–2009, we have not always been able to prevent serious losses arising from extreme or sudden market events that are not anticipated by our risk measures and systems. Our risk measures, concentration controls and the dimensions in which we aggregated risk to identify correlated exposures proved inadequate in a historically severe deterioration in financial markets. As a result, we recorded substantial losses on fixed-income trading positions, particularly in 2008 and 2009. We have substantially revised and strengthened our risk management and control framework and increased the capital that we hold relative to the risks that we take. Nonetheless, we could suffer further losses in the future if, for example:

–   we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;

–   our assessment of the risks identified, or our response to negative trends, proves to be untimely, inadequate, insufficient or incorrect;

–   our risk models prove insufficient to predict the scale of financial risks the bank faces;

–   markets move in ways that we do not expect – in terms of their speed, direction, severity or correlation – and our ability to manage risks in the resulting environment is, therefore, affected;

–   third parties to whom we have credit exposure or whose securities we hold are severely affected by events and we suffer defaults and impairments beyond the level implied by our risk assessment; or

–   collateral or other security provided by our counterparties and clients proves inadequate to cover their obligations at the time of default.

We also hold legacy risk positions, primarily in Group Functions, that, in many cases, are illiquid and may again deteriorate in value.

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

As UBS Group AG is a holding company, its operating results, financial condition and ability to pay dividends and other distributions and / or to pay its obligations in the future depend on funding, dividends and other distributions received directly or indirectly from its subsidiaries, which may be subject to restrictions

UBS Group AG’s ability to pay dividends and other distributions and to pay its obligations in the future will depend on the level of funding, dividends and other distributions, if any, received from UBS AG and other subsidiaries. The ability of such subsidiaries to make loans or distributions, directly or indirectly, to UBS Group AG may be restricted as a result of several factors, including restrictions in financing agreements and the requirements of applicable law and regulatory, fiscal or other restrictions. In particular, UBS Group AG’s direct and indirect subsidiaries, including UBS AG, UBS Switzerland AG, UBS Americas Holding LLC and UBS Europe SE, are subject to laws and regulations that restrict dividend payments, authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to UBS Group AG, or could affect their ability to repay any loans made to, or other investments in, such subsidiary by UBS Group AG or another member of the Group. For example, in the early stages of the COVID-19 pandemic, the European Central Bank ordered all banks under its supervision to cease dividend distributions and the Federal Reserve Board has limited capital distributions by bank holding companies and intermediate holding companies. Restrictions and regulatory actions of this kind could impede access to funds that UBS Group AG may need to meet its obligations or to pay dividends to shareholders. In addition, UBS Group AG’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to all prior claims of the subsidiary’s creditors.

Our capital instruments may contractually prevent UBS Group AG from proposing the distribution of dividends to shareholders, other than in the form of shares, if we do not pay interest on these instruments.

Our strategy, business model and environment | Risk factors

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

The requirement to maintain a liquidity coverage ratio of high-quality liquid assets to estimated stressed short-term net cash outflows, and other similar liquidity and funding requirements, oblige us to maintain high levels of overall liquidity, limit our ability to optimize interest income and expense, make certain lines of business less attractive and reduce our overall ability to generate profits. In particular, UBS AG is subjected to increased liquidity coverage requirements under the direction of FINMA. Regulators may consider it necessary to increase these requirements in light of the anticipated economic stresses resulting from the COVID-19 pandemic. The liquidity coverage ratio and net stable funding ratio requirements are intended to ensure that we are not overly reliant on short-term funding and that we have sufficient long-term funding for illiquid assets. The relevant calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources of additional funding in market-wide and firm-specific stress situations. There can be no assurance that in an actual stress situation our funding outflows would not exceed the assumed amounts.

Financial and operating performance

Management report

2

Financial and operating performance | Accounting and financial reporting

Accounting and financial reporting

Critical accounting estimates and judgments

In preparing our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), we apply judgment and make estimates and assumptions that may involve significant uncertainty at the time they are made. We regularly reassess those estimates and assumptions, which encompass historical experience, expectations of the future and other pertinent factors, to determine their continuing relevance based on current conditions, and update them as necessary. Changes in estimates and assumptions may have significant effects on the financial statements. Furthermore, actual results may differ significantly from our estimates, which could result in significant losses to the Group, beyond what we expected or provided for.

Key areas involving a high degree of judgment and areas where estimates and assumptions are significant to the consolidated financial statements include:

–   expected credit loss measurement;

–   fair value measurement;

–   income taxes;

–   provisions and contingent liabilities;

–   post-employment benefit plans;

–   goodwill; and

–   consolidation of structured entities.

›   Refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of this report for more information

›   Refer to the “Risk factors” section of this report for more information

Significant accounting and financial reporting changes in 2020

Presentation of reported results only

Effective from 1 January 2020, we no longer report adjusted results in our financial reports, as the effects of legacy cost programs have been phased out and all of our financial targets are now based on reported results. We will continue to disclose material restructuring and litigation expenses for each business division and other material profit or loss items that management believes are neither representative of underlying business performance nor expected to routinely recur in the “Group performance” sections of our financial reports.

Streamlining of business division expense reporting and renaming of Corporate Center to Group Functions

Effective from 1 January 2020, we have streamlined our business division expense reporting to better reflect how the Group is managed. We no longer disclose a detailed cost breakdown by business division. We continue to provide more detailed information on operating expenses at the Group level, and explain the drivers of changes in divisional operating expenses in our divisional management discussion and analysis.

Corporate Center has been renamed Group Functions and includes Group Treasury, Non-core and Legacy Portfolio, and Group Services. These changes had no effect on business division or Group operating income, operating expenses or profit before tax.

›   Refer to the “Global Wealth Management,” “Personal & Corporate Banking,” Asset Management,” “Investment Bank” and “Group Functions” sections of this report for more information

›   Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information about segment reporting

Adoption of hedge accounting requirements of IFRS 9, Financial Instruments

Effective from 1 January 2020, we have adopted the hedge accounting requirements of IFRS 9, Financial Instruments, for all our existing hedge accounting programs, except for fair value hedges of portfolio interest rate risk related to loans, which, as permitted under IFRS 9, continue to be accounted for under IAS 39, Financial Instruments: Recognition and Measurement. The adoption of these requirements as of 1 January 2020 had no financial effect on our financial statements.

Under the new guidance, and to reduce income statement volatility, we have designated cross-currency swaps and foreign currency debt in fair value hedge relationships, applying the cost of hedging approach to the foreign currency basis spread.

›   Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” and “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

Modification of deferred compensation awards

During 2020, we modified the forfeiture conditions of certain outstanding deferred compensation awards for eligible employees, in order to provide additional career flexibility during times of uncertainty. As a result, UBS accelerated the expense recognition related to these awards. Outstanding deferred compensation awards granted to Group Executive Board members and those granted under the Long-Term Incentive Plan, as well as those granted to financial advisors in the US, are not affected by these changes.

›   Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Consolidated financial statements” section of this report for more information

Restatement of compensation-related liabilities

During 2020, UBS restated its balance sheet and statement of changes in equity as of 1 January 2018 to correct a liability understatement in connection with a legacy Global Wealth Management deferred compensation plan in the Americas region, resulting in a decrease in equity attributable to shareholders of USD 32 million. The restatement had no effect on Net profit / (loss) or basic and diluted earnings per share for the current period or for any comparative periods.

›   Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Consolidated financial statements” section of this report for more information

Significant accounting and financial reporting changes in 2021

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform – Phase 2)

In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, addressing a number of financial reporting areas that arise when IBOR rates are reformed or replaced. UBS adopted these amendments on 1 January 2021 and does not expect a material effect on the Group’s financial statements.

›   Refer to “Note 1c International Financial Reporting Standards and Interpretations to be adopted in 2021 and later and other changes” in the “Consolidated financial statements” section of this report for more information

Financial and operating performance | Group performance

Group performance

Income statement
	For the year ended			% change from
USD million	31.12.20	31.12.19	31.12.18	31.12.19
Net interest income	5,862	4,501	5,048	30
Other net income from financial instruments measured at fair value through profit or loss	6,960	6,842	6,960	2
Credit loss (expense) / release	(694)	(78)	(118)	790
Fee and commission income	20,961	19,110	19,598	10
Fee and commission expense	(1,775)	(1,696)	(1,703)	5
Net fee and commission income	19,186	17,413	17,895	10
Other income	1,076	212	428	409
Total operating income	32,390	28,889	30,213	12
Personnel expenses	17,224	16,084	16,132	7
General and administrative expenses	4,885	5,288	6,797	(8)
Depreciation and impairment of property, equipment and software	2,069	1,765	1,228	17
Amortization and impairment of goodwill and intangible assets	57	175	65	(67)
Total operating expenses	24,235	23,312	24,222	4
Operating profit / (loss) before tax	8,155	5,577	5,991	46
Tax expense / (benefit)	1,583	1,267	1,468	25
Net profit / (loss)	6,572	4,310	4,522	52
Net profit / (loss) attributable to non-controlling interests	15	6	7	156
Net profit / (loss) attributable to shareholders	6,557	4,304	4,516	52

Comprehensive income
Total comprehensive income	8,312	5,091	4,231	63
Total comprehensive income attributable to non-controlling interests	36	2	5
Total comprehensive income attributable to shareholders	8,276	5,089	4,225	63

Performance of our business divisions and Group Functions[1]
	For the year ended 31.12.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	17,045	3,651	2,974	9,214	(494)	32,390
of which: net gain from the sale of a majority stake in Fondcenter AG	60		571			631
of which: gain on the sale of intellectual property rights				215		215
of which: net gains from properties sold or held for sale					64	64
of which: valuation gain on auction rate securities in the fourth quarter of 2020[2]					134	134
of which: gain related to investment in associates	6	19				26
of which: gain on the sale of equity investment measured at fair value through profit or loss	4	18				22

Operating expenses	13,026	2,392	1,519	6,732	567	24,235
of which: acceleration of expenses in relation to outstanding deferred compensation awards in the third quarter of 2020[3]	46	3	22	229	58	359
of which: expenses associated with terminated real estate leases					72	72
of which: impairment of internally generated software[4]					67	67
of which: net restructuring expenses[5]	72	5	6	24	0	107

Operating profit / (loss) before tax	4,019	1,259	1,455	2,482	(1,060)	8,155

	For the year ended 31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	16,353	3,715	1,938	7,269	(385)	28,889
of which: net foreign currency translation losses[6]					(35)	(35)
of which: net losses from properties held for sale					(29)	(29)

Operating expenses	12,955	2,274	1,406	6,485	192	23,312
of which: impairment of goodwill				110		110
of which: net restructuring expenses[5]	68	17	33	168	(2)	284

Operating profit / (loss) before tax	3,397	1,441	532	784	(577)	5,577

	For the year ended 31.12.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	16,785	4,161	1,852	8,041	(626)	30,213
of which: gains related to investments in associates	101	359				460
of which: gains on sale of real estate					31	31
of which: gains on sale of subsidiaries and businesses					25	25
of which: remeasurement loss related to UBS Securities China					(270)	(270)

Operating expenses	13,531	2,365	1,426	6,554	346	24,222
of which: gain related to changes to the Swiss pension plan	(66)	(38)	(10)	(5)	(122)	(241)
of which: net restructuring expenses[5]	258	47	67	193	(4)	561

Operating profit / (loss) before tax	3,254	1,796	426	1,486	(971)	5,991

1 The components of operating income and operating expenses disclosed in this table are items that are not recurring or necessarily representative of the underlying business performance for the reporting period specified.    2 Reflects a valuation gain recognized in the fourth quarter of 2020 as a result of a recovery in underlying market conditions, following a change in valuation methodology. Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of this report for more information. This gain was more than offset by valuation losses recognized earlier in the year.    3 Reflects the accelerated expense recognized in the third quarter of 2020 when the conditions for continued vesting of certain outstanding deferred compensation awards were modified. This amount includes approximately USD 80 million of accelerated expense that would otherwise have been recognized in the fourth quarter of 2020. Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information. The full year effect was an expense of approximately USD 280 million (Global Wealth Management: USD 30 million, Asset Management: USD 10 million, Investment Bank: USD 180 million, Group Functions: USD 60 million).    4 Relates to impairment of internally generated software resulting from a decision in the fourth quarter of 2020 to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG.    5 Reflects expenses for new restructuring initiatives. Prior-year comparative figures also include restructuring expenses related to legacy cost programs.    6 Related to the disposal or closure of foreign operations.

Financial and operating performance | Group performance

2020 compared with 2019

Results

In 2020, we recorded net profit attributable to shareholders of USD 6,557 million, which included a net tax expense of USD 1,583 million. In 2019, net profit attributable to shareholders was USD 4,304 million, which included a net tax expense of USD 1,267 million.

Profit before tax increased by USD 2,578 million, or 46%, to USD 8,155 million, reflecting higher operating income, partly offset by an increase in operating expenses. Operating income increased by USD 3,501 million, or 12%, to USD 32,390 million, reflecting a USD 1,479 million increase in total combined net interest income and other net income from financial instruments measured at fair value through profit or loss, a USD 1,773 million increase in net fee and commission income, and USD 864 million higher other income. This was partly offset by a USD 616 million increase in net credit loss expenses. Operating expenses increased by USD 923 million, or 4%, to USD 24,235 million. This increase was mainly driven by USD 1,140 million higher personnel expenses and USD 304 million higher depreciation and impairment of property, equipment and software. These effects were partly offset by a USD 403 million decrease in general and administrative expenses and a USD 118 million decrease in amortization and impairment of goodwill and intangible assets.

Operating income

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 1,479 million to USD 12,822 million. This was mainly driven by higher net income in the Investment Bank and Global Wealth Management, partly offset by lower net income in Group Functions.

The Investment Bank increased by USD 1,454 million to USD 5,643 million, largely driven by Global Markets. Income increased in the Derivatives & Solutions business, reflecting higher client activity levels across foreign exchange, rates and credit products. In addition, increased income in the Financing and Execution & Platform businesses was driven by higher levels of Equity Financing revenues and client activity, respectively.

Global Wealth Management increased by USD 126 million to USD 5,039 million, reflecting higher net interest income due to growth in lending revenues, partly offset by lower deposit revenues, as well as increased transaction-based income from foreign exchange and other intermediary activity as a result of higher levels of client activity.

Group Functions decreased by USD 120 million to negative USD 302 million. This was mainly due to lower net income from accounting asymmetries, including hedge accounting ineffectiveness, and an increase in the total amount of negative revenues related to centralized Group Treasury risk management services, driven by additional liquidity costs in relation to COVID-19 market stress in the first half of the year. In addition, Non-core and Legacy Portfolio also recognized lower income, and together these effects were partly offset by an increase in Group Services, largely as a result of lower funding costs, mainly related to deferred tax assets.

›   Refer to “Note 3 Net interest income and other net income from financial instruments measured at fair value through profit or loss” in the “Consolidated financial statements” section of this report for more information

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the year ended			% change from
USD million	31.12.20	31.12.19	31.12.18	31.12.19
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	4,563	3,490	3,710	31
Net interest income from financial instruments measured at fair value through profit or loss	1,299	1,011	1,338	28
Other net income from financial instruments measured at fair value through profit or loss	6,960	6,842	6,960	2
Total	12,822	11,343	12,008	13
Global Wealth Management	5,039	4,913	5,049	3
of which: net interest income	4,027	3,947	4,101	2
of which: transaction-based income from foreign exchange and other intermediary activity[1]	1,012	966	948	5
Personal & Corporate Banking	2,459	2,436	2,451	1
of which: net interest income	2,049	1,992	2,049	3
of which: transaction-based income from foreign exchange and other intermediary activity[1]	409	443	402	(8)
Asset Management	(16)	(13)	(35)	23
Investment Bank[2]	5,643	4,189	4,756	35
Global Banking[3]	585	414	608	42
Global Markets[3]	5,057	3,775	4,148	34
Group Functions	(302)	(182)	(214)	66

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss. The amounts reported on this line are one component of Transaction-based income in the management discussion and analysis of Global Wealth Management and Personal & Corporate Banking in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.    2 Investment Bank information is provided at the business line level rather than by financial statement reporting line in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.    3 Effective as of 1 January 2020, the Investment Bank was realigned into two new business lines: Global Banking and Global Markets. The presentation of prior-year information reflects the new structure, with no effect on the overall results of the Investment Bank.

Net fee and commission income

Net fee and commission income was USD 19,186 million, compared with USD 17,413 million.

Net brokerage fees increased by USD 920 million to USD 3,858 million, reflecting a constructive market environment and higher levels of client activity in Global Wealth Management and the Investment Bank.

Investment fund fees increased by USD 431 million, driven by Asset Management. This was largely due to higher performance-based fee income, mainly relating to the Hedge Fund Businesses, reflecting investment performance in a constructive market environment. In addition, management fees increased, mainly resulting from a higher average invested asset base, primarily reflecting net new money generation and a constructive market backdrop.

Fees for portfolio management and related services increased by USD 353 million, driven by Global Wealth Management, mostly reflecting the effect of higher average invested assets in a constructive market environment.

Underwriting fees increased by USD 344 million to USD 1,085 million, mainly driven by the Investment Bank earning higher equity underwriting revenues from public offerings.

›   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income increased by USD 864 million to USD 1,076 million, mainly driven by a gain of USD 631 million on the sale of a majority stake in Fondcenter AG to Clearstream, Deutsche Börse Group’s post-trade services provider, as well as a USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

In addition, net gains from properties held for sale of USD 76 million were recognized in the year, compared with a USD 19 million net loss in 2019.

›   Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

›   Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of this report for more information about the sale of a majority stake in Fondcenter AG

Credit loss expense / release

Total net credit loss expenses were USD 694 million in 2020, compared with USD 78 million, reflecting net credit loss expenses of USD 266 million related to stage 1 and 2 positions and USD 429 million related to credit-impaired (stage 3) positions.

›   Refer to “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / release

›   Refer to the “Risk factors” section of this report for more information

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the year ended 31.12.20
Stages 1 and 2	(48)	(129)	0	(88)	0	(266)
Stage 3	(40)	(128)	(2)	(217)	(42)	(429)
Total credit loss (expense) / release	(88)	(257)	(2)	(305)	(42)	(694)

For the year ended 31.12.19
Stages 1 and 2	3	23	0	(4)	0	22
Stage 3	(23)	(44)	0	(26)	(7)	(100)
Total credit loss (expense) / release	(20)	(21)	0	(30)	(7)	(78)

For the year ended 31.12.18
Stages 1 and 2	0	0	0	(9)	(1)	(9)
Stage 3	(15)	(56)	0	(29)	(8)	(109)
Total credit loss (expense) / release	(15)	(56)	0	(38)	(8)	(118)

Financial and operating performance | Group performance

Operating expenses

Personnel expenses

Personnel expenses increased by USD 1,140 million to USD 17,224 million, primarily reflecting higher expenses for salaries, variable compensation and social security.

Salary costs increased by USD 505 million to USD 7,023 million, mainly driven by foreign currency translation effects and a rebalancing from variable to fixed compensation for certain employees, as well as the insourcing of certain activities from third-party vendors to our Business Solutions Centers.

Expenses for total variable compensation increased by USD 428 million to USD 3,429 million, mainly driven by higher expenses for current-year awards following improved business performance, partly offset by the aforementioned rebalancing. In addition, expenses for prior-year awards increased, primarily following the modification of conditions for continued vesting of certain outstanding deferred compensation awards in the third quarter of 2020. These increases were partly offset by a decrease in severance expenses.

Social security expenses increased by USD 100 million to USD 899 million, broadly in line with the higher expenses for salaries and variable compensation.

›   Refer to the “Compensation” section of this report for more information

›   Refer to “Note 6 Personnel expenses,” “Note 26 Post-employment benefit plans” and “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information

›   Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Consolidated financial statements” section of this report for more information about the modification of deferred compensation awards

General and administrative expenses

General and administrative expenses decreased by USD 403 million to USD 4,885 million. This included USD 209 million lower expenses related to travel and entertainment, reflecting COVID-19-related restrictions, as well as USD 207 million lower professional fees, largely in relation to consulting services. In addition, outsourcing costs decreased by USD 130 million, mainly driven by the aforementioned insourcing of certain activities from third-party vendors to our Business Solutions Centers. These effects were partly offset by USD 95 million higher costs arising from rent and maintenance of IT and other equipment.

Net expenses for the UK and German bank levies were USD 55 million in 2020 and included a USD 27 million credit related to prior years. In 2019, net expenses for the UK and German bank levies were USD 41 million and included a USD 31 million credit related to prior years.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future, and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

›   Refer to “Note 7  General and administrative expenses” and “Note 18 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Depreciation, amortization and impairment

Depreciation and impairment of property, equipment and software increased by USD 304 million to USD 2,069 million, mainly driven by internally generated software, including a USD 67 million impairment as a result of a decision to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG. In addition, expenses related to real estate increased, including the effects of accelerated depreciation resulting from the termination of property leases.

Amortization and impairment of goodwill and intangible assets decreased by USD 118 million to USD 57 million, as the prior year included a USD 110 million impairment of goodwill in the Investment Bank.

›   Refer to “Note 12 Property, equipment and software” and “Note 13 Goodwill and intangible assets” in the “Consolidated financial statements” section of this report for more information

Operating expenses
	For the year ended			% change from
USD million	31.12.20	31.12.19	31.12.18	31.12.19
Personnel expenses	17,224	16,084	16,132	7
of which: salaries	7,023	6,518	6,448	8
of which: variable compensation	3,429	3,001	3,238	14
of which: relating to current year[1]	2,634	2,352	2,624	12
of which: relating to prior years[2]	795[5]	650	614	22
of which: financial advisor compensation[3]	4,091	4,043	4,054	1
of which: other personnel expenses[4]	2,680[5]	2,521	2,391	6
General and administrative expenses	4,885	5,288	6,797	(8)
of which: net expenses for litigation, regulatory and similar matters	197	165	657	19
of which: other general and administrative expenses	4,688	5,122	6,140	(8)
Depreciation and impairment of property, equipment and software	2,069	1,765	1,228	17
Amortization and impairment of goodwill and intangible assets	57	175	65	(67)
Total operating expenses	24,235	23,312	24,222	4

1 Includes expenses relating to performance awards and other variable compensation for the respective performance year.    2 Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    3 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    4 Consists of expenses related to contractors, social security, post-employment benefit plans, and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.    5 During 2020, UBS modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees, resulting in an expense of approximately USD 280 million, of which USD 240 million is disclosed within Variable compensation – performance awards, USD 20 million within Social security and USD 20 million within Other personnel expenses. Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information.

Tax

Income tax expenses of USD 1,583 million were recognized for the Group in 2020, representing an effective tax rate of 19.4%, compared with USD 1,267 million for 2019, which represented an effective tax rate of 22.7%. The income tax expenses for 2020 included Swiss tax expenses of USD 598 million and non-Swiss tax expenses of USD 985 million.

The Swiss tax expenses included current tax expenses of USD 482 million related to taxable profits of UBS Switzerland AG and other Swiss entities. They also included deferred tax expenses of USD 116 million, which primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to deductible temporary differences.

The non-Swiss tax expenses included current tax expenses of USD 749 million related to taxable profits earned by non-Swiss subsidiaries and branches and net deferred tax expenses of USD 236 million. Expenses of USD 444 million, primarily relating to the amortization of DTAs previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc., were partly offset by a net benefit of USD 208 million in respect of the remeasurement of DTAs. This net benefit included net upward remeasurements of DTAs of USD 146 million for certain entities, primarily in connection with our business planning process, and USD 62 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. and UBS Financial Services Inc. in 2020. This allowed the full recognition of DTAs in respect of the associated historic real estate costs that were previously capitalized for US tax purposes under the elections made in the fourth quarter of 2018.

The effective tax rate for 2020 of 19.4% is lower than the Group’s normal tax rate of around 25%, mainly as a result of the aforementioned deferred tax benefit of USD 208 million and also because no net tax expense was recognized in respect of the pre-tax gain of USD 631 million in relation to the sale of a majority stake in Fondcenter AG.

Excluding any potential effects from the remeasurement of DTAs in connection with next year’s business planning process, we expect a tax rate of around 25% for 2021. This also excludes any impact from potential US corporate tax rate changes or other jurisdictional statutory tax rate changes that could be enacted during 2021.

›   Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information

›   Refer to the “Risk factors” section of this report for more information

Total comprehensive income attributable to shareholders

In 2020, total comprehensive income attributable to shareholders was USD 8,276 million, reflecting net profit of USD 6,557 million and positive other comprehensive income (OCI), net of tax, of USD 1,719 million.

Foreign currency translation OCI was positive USD 1,095 million in 2020. This was mainly due to the significant strengthening of the Swiss franc (9%) and the euro (9%) against the US dollar. In 2019, OCI related to foreign currency translation was positive USD 104 million.

OCI related to cash flow hedges was positive USD 1,011 million, mainly reflecting an increase in net unrealized gains on US dollar hedging derivatives resulting from decreases in the relevant long-term US dollar interest rates, partly offset by the reclassification of net gains on hedging instruments from OCI to the income statement as the hedged forecast cash flows affected profit or loss. In 2019, OCI related to cash flow hedges was positive USD 1,143 million.

OCI associated with financial assets measured at fair value through OCI was positive USD 136 million, compared with positive USD 117 million, primarily reflecting net unrealized gains following decreases in the relevant US dollar long-term interest rates in 2020.

OCI related to own credit on financial liabilities designated at fair value was negative USD 293 million, compared with negative USD 392 million, primarily due to a tightening of our credit spreads in 2020.

Defined benefit plan OCI, net of tax, was negative USD 218 million, compared with negative USD 186 million. Total net pre-tax OCI related to the Swiss pension plan was negative USD 276 million. This was mainly driven by an extraordinary employer contribution of USD 235 million that increased the gross plan assets but led to an OCI loss, as no net pension asset could be recognized on the balance sheet as of 31 December 2020 due to the asset ceiling. As announced in 2018, UBS agreed to mitigate the effects from changes to the Swiss pension plan implemented in 2019 by contributing up to CHF 720 million (USD 813 million at the closing exchange rate as of 31 December 2020) in three installments in 2020, 2021 and 2022. The extraordinary contribution of USD 235 million in the first quarter of 2020 reflected the first installment paid.

Total pre-tax OCI related to the UK pension plan was negative USD 61 million, reflecting OCI losses of USD 449 million from the remeasurement of the defined benefit obligation, mainly driven by a loss of USD 504 million due to a decrease in the applicable discount rate, partly offset by an experience gain of USD 42 million, representing the effects of differences between the previous actuarial assumptions and what actually occurred. This was partly offset by OCI gains of USD 388 million due to a positive return on plan assets.

›   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

›   Refer to “Note 21  Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit on financial liabilities designated at fair value

›   Refer to “Note 25 Hedge accounting” in the “Consolidated financial statements” section of this report for more information about cash flow hedges of forecast transactions

›   Refer to “Note 26 Post-employment benefit plans” in the “Consolidated financial statements” section of this report for more information about OCI related to defined benefit plans

Financial and operating performance | Group performance

Sensitivity to interest rate movements

As of 31 December 2020, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.6 billion in Global Wealth Management and Personal & Corporate Banking. A parallel shift in yield curves by –100 basis points could lead to a combined reduction in annual net interest income of approximately USD 0.4 billion.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 31 December 2020 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates, and no specific management action.

Seasonal characteristics

Our revenues may show seasonal patterns, notably in the Investment Bank and Global Wealth Management. These business divisions typically show the highest client activity levels in the first quarter, with lower levels throughout the rest of the year, especially during the summer months and end-of-year holiday season.

Net new money can be affected by annual tax payments, which are usually concentrated in the second quarter in the US, but which for 2020 were concentrated in the third quarter, as a result of US tax payment extensions granted due to COVID-19.

Key figures

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital, liquidity and funding, and balance sheet” section of this report.

Cost / income ratio

The cost / income ratio was 73.3%, compared with 80.5%, reflecting an increase in operating income, with a partly offsetting effect driven by higher operating expenses. The cost / income ratio is measured based on income before credit loss expenses or releases.

Common equity tier 1 capital

Common equity tier 1 (CET1) capital increased by USD 4.4 billion to USD 39.9 billion, mainly as a result of operating profit before tax of USD 8.2 billion, foreign currency translation effects of USD 1.2 billion and deferred tax assets on temporary differences of USD 0.4 billion. The increase was partly offset by our capital reserve for potential share repurchases of USD 2.0 billion, accruals for dividends of USD 1.3 billion, current tax expenses of USD 1.2 billion, share repurchases under our share repurchase program of USD 0.4 billion, and defined benefit plans of USD 0.3 billion.

Return on CET1 capital

Our return on CET1 capital (RoCET1) was 17.4%, compared with 12.4%, reflecting a USD 2.3 billion increase in net profit attributable to shareholders, with a partly offsetting effect driven by USD 2.9 billion higher average CET1 capital.

Risk-weighted assets

Risk-weighted assets (RWA) increased by USD 29.9 billion to USD 289.1 billion, driven by increases of USD 25.1 billion in credit and counterparty credit risk RWA, including USD 7.7 billion from currency effects, USD 5.3 billion in market risk RWA, and USD 1.3 billion in non-counterparty-related risk RWA, partly offset by a reduction of USD 1.8 billion in operational risk RWA.

Common equity tier 1 capital ratio

Our CET1 capital ratio increased 0.1 percentage points to 13.8%, reflecting a USD 4.4 billion increase in CET1 capital that was partly offset by the aforementioned increase in RWA.

Leverage ratio denominator (excluding temporary exemption from FINMA)

The leverage ratio denominator (LRD) increased by USD 126 billion to USD 1,037 billion. The increase was driven by asset size and other movements of USD 82 billion and currency effects of USD 43 billion.

Common equity tier 1 leverage ratio (excluding temporary exemption from FINMA)

Our CET1 leverage ratio decreased from 3.90% to 3.85% as of 31 December 2020, as the aforementioned increase in the LRD more than offset the USD 4.4 billion increase in CET1 capital.

Going concern leverage ratio (excluding temporary exemption from FINMA)

Our going concern leverage ratio decreased from 5.7% to 5.4%, as the USD 4.3 billion increase in our going concern capital was more than offset by the aforementioned USD 126 billion increase in the LRD.

Personnel

We employed 71,551 personnel (full-time equivalents) as of 31 December 2020, a net increase of 2,950 compared with 31 December 2019, mostly reflecting the insourcing of certain activities from third-party vendors to our Business Solutions Centers.

Return on equity
	As of or for the year ended
USD million, except where indicated	31.12.20	31.12.19	31.12.18

Net profit
Net profit / (loss) attributable to shareholders	6,557	4,304	4,516

Equity
Equity attributable to shareholders	59,445	54,501	52,896
Less: goodwill and intangible assets	6,480	6,469	6,647
Tangible equity attributable to shareholders	52,965	48,032	46,249
Less: other CET1 deductions	13,075	12,497	12,176
Common equity tier 1 capital	39,890	35,535	34,073

Return on equity
Return on equity (%)	11.3	7.9	8.6
Return on tangible equity (%)	12.8	9.0	9.8
Return on common equity tier 1 capital (%)	17.4	12.4	13.1

Net new money and invested assets

Management’s discussion and analysis on net new money and invested assets is provided in the “Global Wealth Management” and “Asset Management” sections of this report.

Net new money[1]
	For the year ended
USD billion	31.12.20	31.12.19	31.12.18
Global Wealth Management	43.3	31.6	24.7
Asset Management	80.1	17.8	32.2
of which: excluding money market flows	87.5	12.6	24.7
of which: money market flows	(7.4)	5.2	7.5
1 Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
USD billion	31.12.20	31.12.19	31.12.18	31.12.19
Global Wealth Management	3,016	2,635	2,260	14
Asset Management	1,092	903	781	21
of which: excluding money market funds	995	801	686	24
of which: money market funds	97	102	95	(4)

Financial and operating performance | Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.20	31.12.19	31.12.19

Results
Net interest income	4,027	3,947	2
Recurring net fee income[2]	9,372	9,258	1
Transaction-based income[3]	3,576	3,059	17
Other income	159	110	45
Income	17,134	16,373	5
Credit loss (expense) / release	(88)	(20)	337
Total operating income	17,045	16,353	4
Total operating expenses	13,026	12,955	1
Business division operating profit / (loss) before tax	4,019	3,397	18

Performance measures and other information
Recurring income[4]	13,399	13,205	1
Recurring income as a percentage of income (%)	78.2	80.6
Financial advisor variable compensation[5,6]	3,589	3,501	3
Compensation commitments with recruited financial advisors[5,7]	502	542	(7)
Pre-tax profit growth (%)	18.3	4.4
Cost / income ratio (%)	76.0	79.1
Average attributed equity (USD billion)[8]	17.1	16.6	3
Return on attributed equity (%)[8]	23.6	20.5
Risk-weighted assets (USD billion)[8]	87.2	78.1	12
Leverage ratio denominator (USD billion)[8,9]	371.2	312.7	19
Goodwill and intangible assets (USD billion)	5.1	5.1	0
Net new money (USD billion)	43.3	31.6
Invested assets (USD billion)	3,016	2,635	14
Net margin on invested assets (bps)[10]	15	14	11
Gross margin on invested assets (bps)	65	66	(2)
Client assets (USD billion)[11]	3,382	2,909	16
Loans, gross (USD billion)[12]	213.1	179.3	19
Customer deposits (USD billion)[12]	348.0	296.1	18
Recruitment loans to financial advisors[5]	1,872	2,053	(9)
Other loans to financial advisors[5]	697	824	(15)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[13,14]	0.4	0.3
Advisors (full-time equivalents)	9,575	10,077	(5)

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as credit card fees and administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Recurring income consists of net interest income and recurring net fee income.    5 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    6 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    7 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    8 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    9 The leverage ratio denominator as of 31 December 2020 does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report for more information.    10 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    11 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only.    12 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.    13 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.    14 Excludes loans to financial advisors.

2020 compared with 2019

Results

Profit before tax increased by USD 622 million, or 18%, to USD 4,019 million, driven by higher operating income, which was partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 692 million, or 4%, to USD 17,045 million, driven by increases across all income lines, partly offset by higher credit loss expenses.

Net interest income increased by USD 80 million to USD 4,027 million, mostly reflecting growth in lending revenues, partly offset by lower deposit revenues, mainly due to lower US dollar interest rates and despite higher deposit volumes.

Recurring net fee income increased by USD 114 million to USD 9,372 million, primarily driven by higher average invested assets, offset by lower margins, largely due to flows into lower-margin funds and mandates.

Transaction-based income increased by USD 517 million to USD 3,576 million, reflecting high levels of client activity in all regions and constructive market opportunities. In 2019, transaction-based income included a USD 75 million fee received from Personal & Corporate Banking for the shift of USD 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking.

Other income increased by USD 49 million to USD 159 million, primarily driven by a gain of USD 60 million related to the sale in 2020 of a majority stake in Fondcenter AG. 2019 included gains related to the repositioning of the liquidity portfolio in the Americas and legacy security positions.

›   Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of this report for more information about the sale of a majority stake in Fondcenter AG

Net credit loss expenses were USD 88 million, compared with net expenses of USD 20 million. Stage 1 and 2 credit loss expenses were USD 48 million, largely resulting from an update to the forward-looking scenarios and their associated weightings, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions, as well as model updates. Stage 3 net credit loss expenses were USD 40 million, mostly reflecting losses from a small number of collateralized and securities-based lending positions.

Operating expenses

Total operating expenses increased by USD 71 million to USD 13,026 million, mainly driven by higher personnel expenses, related to financial advisor variable compensation and the modification of certain outstanding deferred compensation awards, and an increase in provisions for litigation, regulatory and similar matters. This was mostly offset by lower costs for professional fees, travel and marketing (as a result of COVID-19-related impacts).

›   Refer to the “Group performance” section and “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Consolidated financial statements” section of this report for more information about the modification of deferred compensation awards

Pre-tax profit growth

Pre-tax profit growth in 2020 was 18.3%, compared with 4.4% in 2019. Our target range is 10–15% over the cycle.

Cost / income ratio

The cost / income ratio decreased to 76.0% from 79.1%, reflecting positive operating leverage.

Invested assets

Invested assets increased by USD 381 billion, or 14%, to USD 3,016 billion, predominantly driven by positive market performance of USD 291 billion, positive currency effects of USD 48 billion and net new money inflows of USD 43 billion.

Net new money of USD 43 billion was mainly driven by inflows in Asia Pacific and EMEA. Mandate penetration decreased to 34.0% from 34.3%.

Loans

Loans increased by USD 33.8 billion, or 19%, to USD 213.1 billion, primarily driven by net new loans of USD 26.3 billion, USD 5.9 billion from foreign exchange translation and USD 1.6 billion from the transfer of the aircraft leasing business from Personal & Corporate Banking in the first quarter of 2020. Net new loans were largely driven by an increase in Lombard loans. Loan penetration increased to 7.1% from 6.8% in 2019.

›   Refer to the “Risk management and control” section of this report for more information

Net new fee-generating assets

Starting from the first quarter of 2021, we will introduce a new performance measure: net new fee-generating assets, which captures the growth in clients’ invested assets from net flows related to mandates, investment funds with recurring fees, hedge funds and private markets investments, combined with dividend and interest payments into mandates, less fees paid by clients to UBS. The underlying assets and products generate most of Global Wealth Management’s recurring fees and a portion of its transaction-based income.

Compared with net new money, which we will continue to disclose exclusively in our Annual Report going forward, net new fee-generating assets will exclude flows related to assets that generate revenues only when traded in the form of commissions and transaction spreads. The new measure, unlike net new money, will also exclude deposit flows that generate net interest income. We believe that net new fee-generating assets, by including only flows that are directly linked to recurring revenues, is a better indicator of future profitability than net new money. We will continue to disclose transaction-based income performance in our quarterly and annual reporting, given its importance to our business, as well as net new loans by region as a key driver of net interest income.

Financial and operating performance | Global Wealth Management

Regional breakdown of performance measures
As of or for the year ended 31.12.20 USD billion, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total operating income (USD million)	9,027	1,700	3,556	2,735	17,045
Total operating expenses (USD million)	7,667	1,058	2,599	1,674	13,026
Operating profit / (loss) before tax (USD million)	1,360	642	957	1,061	4,019
Cost / income ratio (%)	84.4	61.7	72.7	61.2	76.0
Loans, gross	72.5[4]	41.9	48.3	49.8	213.1
Net new loans	9.8	2.4	8.2	5.9	26.3
Loan penetration (%)[5]	4.6	15.3	7.9	8.9	7.1
Mandate volume	620	98	236	72	1,026
Net new mandates	19.9	1.9	5.2	5.8	32.5
Mandate penetration (%)[5]	39.5	35.7	38.6	12.9	34.0
Invested assets	1,568	273	612	560	3,016
Net new money	(4.4)	3.7	19.5	25.0	43.3
Advisors (full-time equivalents)	6,305	695	1,573	911	9,575

1 Including the following business units: United States and Canada; and Latin America.    2 Including the following business units: Europe; Central and Eastern Europe, Greece and Israel; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with USD 28 million of total operating income, USD 28 million of total operating expenses, USD 0 million of operating profit before tax, USD 0.7 billion of loans, USD 0.0 billion of net new loan inflows, USD 0.3 billion of mandate volume, USD 0.3 billion of net new mandate outflows, USD 3 billion of invested assets, USD 0.5 billion of net new money outflows and 92 advisors in 2020.    4 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.    5 Loans, gross, and mandate volume, respectively, as a percentage of invested assets.

Regional comments: 2020 compared with 2019

Americas

Profit before tax increased by USD 86 million to USD 1,360 million, driven by lower operating expenses, which were partly offset by lower operating income. Operating income decreased by USD 31 million to USD 9,027 million, driven by lower net interest income, which resulted primarily from US dollar interest rate headwinds despite higher loan volumes, and higher credit loss expenses. This was partly offset by an increase in recurring net fee income as a result of higher average invested assets and higher transaction-based income. The cost / income ratio decreased from 85.7% to 84.4%. Loans increased 16% to USD 72 billion, reflecting USD 9.8 billion of net new loans. Mandate penetration increased from 39.2% to 39.5%.

Switzerland

Profit before tax increased by USD 64 million to USD 642 million. Operating income increased by USD 117 million to USD 1,700 million, mainly driven by higher net interest income from increased lending revenues, and higher transaction-based income. The cost / income ratio decreased from 63.7% to 61.7%. Loans increased 16% to USD 42 billion, mostly reflecting foreign currency effects and net new loans of USD 2.4 billion. Mandate penetration decreased from 37.5% to 35.7%.

EMEA

Profit before tax increased by USD 28 million to USD 957 million, driven by higher operating income, which was partly offset by higher operating expenses. Operating income increased by USD 142 million to USD 3,556 million, due to higher transaction-based income, net interest income and recurring net fee income, reflecting higher average invested assets. The cost / income ratio was stable at 72.7%. Loans increased 30% to USD 48 billion, mainly reflecting USD 8.2 billion of net new loans and foreign currency effects. Mandate penetration increased from 37.7% to 38.6%.

Asia Pacific

Profit before tax increased by USD 501 million to USD 1,061 million. Operating income increased by USD 515 million to USD 2,735 million, mostly driven by transaction-based income, net interest income and recurring net fee income, as a result of higher average invested assets. The cost / income ratio decreased from 74.8% to 61.2%. Loans increased 16% to USD 50 billion, with USD 5.9 billion of net new loans. Mandate penetration decreased from 13.4% to 12.9%.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the year ended		% change from
CHF million, except where indicated	31.12.20	31.12.19	31.12.19

Results
Net interest income	1,916	1,980	(3)
Recurring net fee income[2]	676	634	7
Transaction-based income[3]	985	1,041	(5)
Other income	74	60	23
Income	3,650	3,714	(2)
Credit loss (expense) / release	(243)	(22)
Total operating income	3,407	3,692	(8)
Total operating expenses	2,233	2,259	(1)
Business division operating profit / (loss) before tax	1,175	1,433	(18)

Performance measures and other information
Average attributed equity (CHF billion)[4]	8.3	8.4	(1)
Return on attributed equity (%)[4]	14.1	17.1
Pre-tax profit growth (%)	(18.0)	(18.6)
Cost / income ratio (%)	61.2	60.8
Net interest margin (bps)	142	150
Risk-weighted assets (CHF billion)[4]	63.8	65.0	(2)
Leverage ratio denominator (CHF billion)[4,5]	219.9	217.1	1
Business volume for Personal Banking (CHF billion)	179	168	6
Net new business volume for Personal Banking (CHF billion)	11.6	7.3
Net new business volume growth for Personal Banking (%)[6]	6.9	4.7
Active Digital Banking clients in Personal Banking (%)[7]	66.1	62.1
Active Digital Banking clients in Corporate & Institutional Clients (%)[8]	77.9	76.4
Mobile Banking log-in share in Personal Banking (%)[9]	68.0	61.9
Client assets (CHF billion)[10]	702	685	2
Loans, gross (CHF billion)	136.4	132.2	3
Customer deposits (CHF billion)	161.1	150.5	7
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.9	92.6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.1	1.1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    5 The leverage ratio denominator as of 31 December 2020 does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 “Clients” refers to the number of unique business relationships operated by Personal Banking and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers in a digital banking contract). Excluded are persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. In 2020, 83.3% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    8 “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract). Excluded are clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities.    9 Mobile Banking app log-ins as a percentage of total log-ins via E-Banking and Mobile Banking app in Personal Banking (if a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use).    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Financial and operating performance | Personal & Corporate Banking

2020 compared with 2019

Results

Profit before tax decreased by CHF 258 million, or 18%, to CHF 1,175 million, reflecting higher credit loss expenses and lower income, partly offset by lower operating expenses.

Operating income

Total operating income decreased by CHF 285 million, or 8%, to CHF 3,407 million, reflecting higher net credit loss expenses and lower net interest and transaction-based income, partly offset by record recurring net fees and higher other income.

Net interest income decreased by CHF 64 million to CHF 1,916 million, mainly driven by lower deposit revenues, reflecting a decrease in margins due to the ongoing low interest rate environment.

Recurring net fee income increased by CHF 42 million to CHF 676 million, primarily reflecting higher custody fees from increased client assets, as well as higher income from bundled products.

Transaction-based income decreased by CHF 56 million to CHF 985 million, largely driven by lower revenues from credit card fees and foreign exchange transactions, reflecting lower spending on travel and leisure by clients due to the COVID-19 pandemic. In 2019, transaction-based income included a CHF 73 million fee paid to Global Wealth Management for the shift of CHF 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking, while 2020 included a gain of CHF 17 million in relation to the sale of an equity investment measured at fair value through profit or loss.

Other income increased by CHF 14 million to CHF 74 million, mostly from a valuation gain on our equity ownership of SIX Group.

Net credit loss expenses were CHF 243 million, compared with expenses of CHF 22 million. Stage 1 and 2 net expenses were CHF 123 million, mainly reflecting expenses for selected exposures to large Swiss corporate clients, small and medium-sized entities, financial intermediaries, and, to a lesser extent, real estate. These modeled expected losses were predominantly driven by the update to the forward-looking scenarios and their associated weightings, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular Swiss GDP, unemployment and real estate prices, as well as post-model adjustments. Stage 3 net expenses were CHF 120 million, primarily reflecting expenses of CHF 54 million related to a case of fraud at a commodity trade finance counterparty, which affected a number of lenders, including UBS. These stage 3 expenses also were driven by a number of other defaults, mainly across our corporate portfolios, as well as a further deterioration of corporate counterparties that were credit-impaired as of 31 December 2019.

Operating expenses

Total operating expenses decreased by CHF 26 million, or 1%, to CHF 2,233 million, mostly driven by lower variable compensation in line with lower profit.

Cost / income ratio

The cost / income ratio slightly increased to 61.2% from 60.8%, reflecting lower income and lower operating expenses.

Personal & Corporate Banking – in US dollars[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.20	31.12.19	31.12.19

Results
Net interest income	2,049	1,992	3
Recurring net fee income[2]	725	638	14
Transaction-based income[3]	1,054	1,045	1
Other income	79	60	32
Income	3,908	3,736	5
Credit loss (expense) / release	(257)	(21)
Total operating income	3,651	3,715	(2)
Total operating expenses	2,392	2,274	5
Business division operating profit / (loss) before tax	1,259	1,441	(13)

Performance measures and other information
Average attributed equity (USD billion)[4]	8.9	8.4	5
Return on attributed equity (%)[4]	14.2	17.1
Pre-tax profit growth (%)	(12.6)	(19.7)
Cost / income ratio (%)	61.2	60.9
Net interest margin (bps)	143	149
Risk-weighted assets (USD billion)[4]	72.1	67.1	7
Leverage ratio denominator (USD billion)[4,5]	248.3	224.2	11
Business volume for Personal Banking (USD billion)	202	174	16
Net new business volume for Personal Banking (USD billion)	12.3	7.3
Net new business volume growth for Personal Banking (%)[6]	7.1	4.6
Active Digital Banking clients in Personal Banking (%)[7]	66.1	62.1
Active Digital Banking clients in Corporate & Institutional Clients (%)[8]	77.9	76.4
Mobile Banking log-in share in Personal Banking (%)[9]	68.0	61.9
Client assets (USD billion)[10]	793	708	12
Loans, gross (USD billion)	154.0	136.6	13
Customer deposits (USD billion)	181.9	155.5	17
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.9	92.6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.1	1.1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    5 The leverage ratio denominator as of 31 December 2020 does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 “Clients” refers to the number of unique business relationships operated by Personal Banking and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers in a digital banking contract). Excluded are persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. In 2020, 83.3% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    8 “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract). Excluded are clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities.    9 Mobile Banking app log-ins as a percentage of total log-ins via E-Banking and Mobile Banking app in Personal Banking (if a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use).    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Financial and operating performance | Asset Management

Asset Management

Asset Management[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.20	31.12.19	31.12.19

Results
Net management fees[2]	1,950	1,778	10
Performance fees	455	160	185
Net gain from disposal of subsidiary	571
Credit loss (expense) / release	(2)	0
Total operating income	2,974	1,938	53
Total operating expenses	1,519	1,406	8
Business division operating profit / (loss) before tax	1,455	532	174

Performance measures and other information
Average attributed equity (USD billion)[3]	2.0	1.8	9
Return on attributed equity (%)[3]	74.2	29.7
Pre-tax profit growth (%)	173.6	24.9
Cost / income ratio (%)	51.0	72.6
Risk-weighted assets (USD billion)[3]	6.9	4.6	51
Leverage ratio denominator (USD billion)[3,4]	5.8	5.0	17
Goodwill and intangible assets (USD billion)	1.2	1.4	(9)
Net margin on invested assets (bps)[5]	16	6	146
Gross margin on invested assets (bps)	32	23	38

Information by business line / asset class
Net new money (USD billion)
Equities[6]	65.1	30.9
Fixed Income	7.3	(9.2)
of which: money market	(7.4)	5.2
Multi-asset & Solutions[6]	6.6	(2.0)
Hedge Fund Businesses	(1.1)	(3.2)
Real Estate & Private Markets	2.3	1.3
Total net new money	80.1	17.8
of which: net new money excluding money market	87.5	12.6

Invested assets (USD billion)
Equities[6]	506	374	35
Fixed Income	274	253	8
of which: money market	97	102	(4)
Multi-asset & Solutions[6]	172	148	16
Hedge Fund Businesses	48	42	14
Real Estate & Private Markets	93	86	8
Total invested assets	1,092	903	21
of which: passive strategies	457	374	22

Information by region
Invested assets (USD billion)
Americas	254	206	24
Asia Pacific	181	155	16
Europe, Middle East and Africa (excluding Switzerland)	294	236	25
Switzerland	363	306	19
Total invested assets	1,092	903	21

Information by channel
Invested assets (USD billion)
Third-party institutional	648	552	17
Third-party wholesale	128	98	31
UBS’s wealth management businesses	316	253	25
Total invested assets	1,092	903	21

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not Asset Management’s performance fees.    3 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    4 The leverage ratio denominator as of 31 December 2020 does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report for more information.    5 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    6 Comparative figures have been restated as a result of an adjustment in asset classification, effective as of 1 April 2020, in order to better reflect the underlying nature of certain assets, following an internal asset reporting review in light of the evolution of our separately managed accounts initiative in the US with Global Wealth Management. The restatement had no effect on total net new money and no effect on total invested assets. It resulted in an increase of USD 7 billion, or 2%, in invested assets in Equities and a decrease of USD 7 billion, or 5%, in invested assets in Multi-asset & Solutions for the year ended 31 December 2019.

2020 compared with 2019

Results

Profit before tax increased by USD 923 million, or 174%, to USD 1,455 million. The increase included a gain of USD 571 million related to the sale of a majority stake in Fondcenter AG, our business-to-business (B2B) fund distribution platform, to Clearstream. Excluding this gain, profit before tax increased by USD 353 million, or 66%, to USD 884 million, reflecting strong operating leverage.

›   Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of this report for more information about the sale of a majority stake in Fondcenter AG

Operating income

Total operating income increased by USD 1,036 million, or 53%, to USD 2,974 million. Excluding the aforementioned gain of USD 571 million, total operating income increased by USD 466 million, or 24%.

Net management fees increased by USD 172 million, or 10%, to USD 1,950 million, mainly resulting from a higher average invested asset base, driven by a combination of continued strong net new money generation, a constructive market backdrop and positive currency translation effects.

Performance fees increased by USD 295 million to USD 455 million, mostly from increases in our Hedge Fund Businesses, reflecting strong investment performance in a constructive market environment.

Operating expenses

Total operating expenses increased by USD 113 million, or 8%, to USD 1,519 million, mainly driven by higher personnel expenses, reflecting higher compensable revenues, partly offset by lower general and administrative expenses.

Cost / income ratio

The cost / income ratio was 51.0%. Excluding the aforementioned gain of USD 571 million, the cost / income ratio was 63.2%, compared with 72.6% in 2019.

Invested assets

Invested assets increased to USD 1,092 billion from USD 903 billion, reflecting net new money inflows of USD 80 billion, positive market performance of USD 69 billion and positive foreign currency translation effects of USD 40 billion. Excluding money market flows, net new money was USD 87.5 billion.

Investment performance

2020 was dominated by the COVID-19 pandemic. Economies around the world were put into lockdown to slow the spread of the virus, creating an unprecedented collapse in economic activity. Risk assets experienced sharp drawdowns in challenging markets early in the year, before concerted monetary and fiscal policy measures led to a broad-based recovery in valuations toward the end of the year.

Our active and passive strategies had to contend with highly volatile markets and rapidly changing performance cycles. As of year-end 2020, Morningstar assigned a four- or five-star rating to 69% of our retail and institutional funds (both actively managed and passive), on an assets under management (AuM)-weighted basis. Furthermore, 74% of our actively managed open-ended retail funds and actively managed institutional AuM (which account in total for 44% of our relevant AuM) are ranked, on an AuM-weighted basis over a three-year investment period, above their respective peer median.

Investment performance as of 31 December 2020
In %	Total traditional investments	Equities	Fixed income	Multi-asset
% of UBS AM fund assets rated as 4- or 5-star[1,2]	69	74	69	50
% of UBS AM above peer median over a 3-year investment period[2,3]	74	80	69	63

1 Percentage of AuM to which Morningstar has assigned a four- or five-star rating. AuM reflect the AuM of Asset Management’s retail and institutional funds (both actively managed and passive) across all domiciles for which Asset Management owns the investment performance, i.e., Asset Management is either the sole portfolio manager or co-portfolio manager. Source: Morningstar (Morningstar® Essentials Quantitative Star Rating & Rankings; © 2021 Morningstar). Universe is approximately 32% of all active and passive traditional fund assets of Asset Management (Equities, Fixed Income excluding money market, and Multi-asset) as of 31 December 2020.    2 Morningstar® Essentials Quantitative Star Rating & Rankings; © 2021 Morningstar. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar and / or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results. For more detailed information about the Morningstar Rating, including its methodology, please go to: https://s21.q4cdn.com/198919461/files/doc_downloads/othe_disclosure_materials/MorningstarRatingforFunds.pdf.    3 Percentage of AuM above peer median over a three-year investment period. AuM reflect the AuM of Asset Management’s actively managed open-ended retail funds across all domiciles and actively managed institutional AuM for which Asset Management owns the investment performance, i.e., Asset Management is either the sole portfolio manager or co-portfolio manager. Source: Morningstar (Morningstar® Essentials Quantitative Star Rating & Rankings; © 2021 Morningstar), eVestment, KGAST. Universe is approximately 44% of all actively managed traditional retail fund assets and actively managed traditional institutional AuM of Asset Management (Equities, Fixed Income excluding money market, and Multi-asset) as of 31 December 2020.

Financial and operating performance | Investment Bank

Investment Bank

Investment Bank[1,2]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.20	31.12.19	31.12.19

Results
Advisory	634	707	(10)
Capital Markets	1,744	1,230	42
Global Banking	2,378	1,937	23
Execution & Platform	1,857	1,430	30
Derivatives & Solutions	3,609	2,374	52
Financing	1,674	1,557	7
Global Markets	7,141	5,362	33
of which: Equities	4,502	3,799	19
of which: Foreign Exchange, Rates and Credit	2,638	1,563	69
Income	9,519	7,299	30
Credit loss (expense) / release	(305)	(30)	923
Total operating income	9,214	7,269	27
Total operating expenses	6,732	6,485	4
Business division operating profit / (loss) before tax	2,482	784	217

Performance measures and other information
Pre-tax profit growth (%)	216.6	(47.3)
Average attributed equity (USD billion)[3]	12.6	12.3	2
Return on attributed equity (%)[3]	19.7	6.4
Cost / income ratio (%)	70.7	88.9
Risk-weighted assets (USD billion)[3]	94.3	81.1	16
Return on risk-weighted assets, gross (%)	10.0	8.2
Leverage ratio denominator (USD billion)[3,4]	315.5	293.2	8
Return on leverage ratio denominator, gross (%)[5]	3.1	2.5
Goodwill and intangible assets (USD billion)	0.2	0.0
Average VaR (1-day, 95% confidence, 5 years of historical data)	12	9	27

1 Comparative figures in this table have been restated to reflect the new structure of the Investment Bank, split into Global Banking and Global Markets. Global Banking has two product verticals: Capital Markets and Advisory. Global Markets combines Equities and Foreign Exchange, Rates and Credit (FRC), with three product verticals: Execution & Platform, Derivatives & Solutions, and Financing.    2 Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    4 The leverage ratio denominator as of 31 December 2020 does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report for more information.    5 Leverage ratio denominators used for the return calculation in 2020 do not reflect the effects of the temporary exemption referred to in footnote 4.

2020 compared with 2019

Results

Profit before tax increased by USD 1,698 million, or 217%, to USD 2,482 million, driven by higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 1,945 million, or 27%, to USD 9,214 million, with higher revenues in both Global Markets and Global Banking partly offset by higher credit loss expenses.

Global Banking

Global Banking revenues increased by USD 441 million, or 23%, to USD 2,378 million, reflecting higher revenues in Capital Markets, partly offset by lower revenues in Advisory.

Advisory revenues decreased by USD 73 million, or 10%, to USD 634 million, largely resulting from lower revenues from mergers and acquisitions, in line with a global fee pool decline of 11%.

Capital Markets revenues increased by USD 514 million, or 42%, to USD 1,744 million. This was primarily driven by increases in Equity Capital Markets of USD 305 million, or 81%, compared with an increase in the global fee pool of 90%, and increases in Leveraged Capital Markets of USD 99 million, or 31%, compared with a decrease in the global fee pool of 5%. Mark-to-market losses of USD 66 million in leveraged capital markets, corporate lending and real estate finance portfolios due to fluctuation in credit spreads were mostly offset by gains of USD 64 million in a portfolio of instruments used to hedge credit exposure in the Investment Bank’s lending and leveraged loan portfolios.

Global Markets

Global Markets revenues increased by USD 1,779 million, or 33%, to USD 7,141 million, due to higher client activity levels and more constructive market conditions, which were impacted by the COVID-19 pandemic. The results included a USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

Execution & Platform revenues increased by USD 427 million, or 30%, to USD 1,857 million, mainly driven by higher client activity levels in cash equities and also in fixed-income products traded over electronic platforms.

Derivatives & Solutions revenues increased by USD 1,235 million, or 52%, to USD 3,609 million, benefiting from higher client activity levels and more constructive market conditions across rates, foreign exchange, credit and equity derivatives products, as well as the aforementioned USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

Financing revenues increased by USD 117 million, or 7%, to USD 1,674 million, due to higher revenues in Equity Financing.

Of which: Equities

Equities revenues increased by USD 703 million, or 19%, to USD 4,502 million, mostly due to increases in cash equities, financing services and equity derivatives revenues, as well as the aforementioned USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

Of which: Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased by USD 1,075 million, or 69%, to USD 2,638 million, driven by higher levels of client activity.

Credit loss expense / release

Net credit loss expenses were USD 305 million, compared with net expenses of USD 30 million. Stage 1 and 2 credit loss expenses were USD 88 million, mainly due to expenses of USD 86 million resulting from an update to the forward-looking scenarios and their associated weightings, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions. Stage 3 net credit loss expenses were USD 217 million, including losses of USD 81 million related to a single client in the travel sector and USD 58 million on energy-related exposures.

Operating expenses

Total operating expenses increased by USD 247 million, or 4%, to USD 6,732 million. The increase was mainly due to higher personnel expenses, reflecting strong revenues in both Global Markets and Global Banking, as well as USD 179 million related to the modification of certain outstanding deferred compensation awards. These effects were partly offset by lower restructuring expenses. The prior year also included USD 110 million of goodwill write-down.

›   Refer to the “Group performance” section and “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Consolidated financial statements” section of this report for more information about the modification of deferred compensation awards

Cost / income ratio

The cost / income ratio decreased to 70.7% from 88.9%, reflecting positive operating leverage.

Risk-weighted assets

Risk-weighted assets (RWA) increased by USD 13 billion, or 16%, to USD 94 billion. Credit and counterparty credit risk RWA increased by USD 8 billion, predominantly driven by an increase in asset size (which was primarily due to higher loans and loan commitments, as well as securities financing transactions) and an increase from currency effects. Market risk RWA increased by USD 4 billion, due to higher stressed and regulatory value-at-risk (VaR) levels. Operational risk RWA increased by USD 1 billion, due to allocation changes following the annual recalibration of the advanced measurement approach (AMA) model.

›   Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator increased by USD 22 billion, or 8%, to USD 316 billion, mainly reflecting both unfavorable foreign exchange movements and increased secured financing transaction and derivative exposures.

›   Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information

Financial and operating performance |Group Functions

Group Functions

Group Functions[1]
	As of or for the year ended		% change from
USD million, except where indicated	31.12.20	31.12.19	31.12.19

Results
Total operating income	(494)	(385)	28
Total operating expenses	567	192	195
Operating profit / (loss) before tax	(1,060)	(577)	84
of which: Group Treasury	(341)	(69)	393
of which: Non-core and Legacy Portfolio	(269)	(84)	222
of which: Group Services	(450)	(424)	6

Additional information
Risk-weighted assets (USD billion)[2]	28.7	28.3	1
Leverage ratio denominator (USD billion)[2,3]	96.2	76.2	26

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    3 The leverage ratio denominator as of 31 December 2020 does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report for more information.

2020 compared with 2019

Results

Group Functions recorded a loss before tax of USD 1,060 million, compared with a loss of USD 577 million.

Group Treasury

The Group Treasury result was negative USD 341 million, compared with negative USD 69 million.

Income from accounting asymmetries, including hedge accounting ineffectiveness, was net positive USD 6 million, compared with net positive of USD 220 million.

Revenues related to centralized Group Treasury risk management services were negative USD 279 million, compared with negative USD 168 million. This decrease was driven by additional liquidity costs related to COVID-19 market stress in the first half of 2020, with the business divisions having assumed a part of these costs in the second half of the year.

2019 included net foreign currency translation losses of USD 35 million in relation to the closing of subsidiaries.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was negative USD 269 million, compared with negative USD 84 million. This result was partly due to 2019 including a gain related to the settlement of a litigation claim of USD 38 million, income related to a claim on a defaulted counterparty position of USD 21 million and gains from unwind activities of USD 20 million. In addition, 2020 included a credit loss expense of USD 42 million on an energy-related exposure, as well as valuation losses of USD 143 million in the first quarter of the year and valuation gains of USD 134 million in the fourth quarter, with such gains being the result of a recovery in underlying market conditions, following a change in valuation methodology. These factors resulted in a net valuation loss of USD 9 million on our USD 1.5 billion portfolio of auction rate securities (ARS), compared with valuation gains of USD 11 million recognized in the prior year. Our remaining exposures to ARS were all rated investment grade as of 31 December 2020.

Group Services

The Group Services result was negative USD 450 million, compared with negative USD 424 million. This mainly resulted from real estate costs of USD 72 million in relation to early lease terminations and associated provisions, an impairment of internally generated software of USD 67 million, and expenses of approximately USD 54 million related to the modification of certain outstanding deferred compensation awards. These items were partly offset by lower funding costs on deferred tax assets and a net gain of USD 64 million from properties held for sale, compared with a loss of USD 29 million in 2019.

›   Refer to the “Group performance” section and “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Consolidated financial statements” section of this report for more information about the modification of deferred compensation awards

Risk, capital, liquidity and funding, and balance sheet

Management report

3

Audited information according to IFRS 7 and IAS 1

Risk and capital disclosures provided in line with the requirements of International Financial Reporting Standard 7 (IFRS 7), Financial Instruments: Disclosures, and International Accounting Standard 1 (IAS 1), Presentation of Financial Statements, form part of the financial statements included in the “Consolidated financial statements” section of this report and audited by the independent registered public accounting firm Ernst & Young Ltd, Basel. This information is marked as “Audited” within this section of the report. The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated. Audited information provided in the “Risk management and control” and “Capital, liquidity and funding, and balance sheet” sections applies to both UBS Group AG consolidated and UBS AG consolidated.

Signposts

The Audited | signpost that is displayed at the beginning of a section, table or chart indicates that those items have been audited. A triangle symbol – p  – indicates the end of the audited section, table or chart.

Risk management
and control

91	Overview of risks arising from our business activities
93	Risk categories
94	Top and emerging risks
95	Risk governance
97	Risk appetite framework
101	Internal risk reporting
102	Model risk management
103	Risk measurement
106	Credit risk
124	Market risk
133	Country risk
137	Environmental, social and climate risk
139	Operational risk

Risk management and control

Overview of risks arising from our business activities

The scale of our activities depends on the capital available to cover risks, the size of our on- and off-balance sheet assets via their contribution to our capital, leverage and liquidity ratios, and our risk appetite.

While our credit book grew over the course of 2020, our overall credit risk profile was broadly unchanged and we continued to manage market risks at generally low levels.

Operational resilience, conduct and prevention of financial crime remain key focus topics.

The “Risk measures and performance” table on the next page shows risk-weighted assets (RWA), the leverage ratio denominator (LRD) and risk-based capital (RBC), as well as attributed tangible equity, credit loss expenses (CLE), total assets and operating profit before tax for our business divisions and Group Functions. This shows how the activities in our business divisions and Group Functions mentioned above the table are captured in the risk measures, and shows their financial performance in the context of such measures.

›   Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information about RWA, LRD and our equity attribution framework

›   Refer to “Statistical measures” in this section for more information about RBC

›   Refer to “Credit loss expense / release” in this section for more information about CLE

›   Refer to the “Performance of our business divisions and Group Functions” table in the “Group performance” section of this report for more information

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Key risks by business division and Group Functions

Business divisions and Group Functions	Key risks arising from business activities
Global Wealth Management

Credit risk from lending against securities collateral and mortgages, derivatives trading activity and aircraft financing for Global Wealth Management clients

Market risk from municipal securities and taxable fixed-income securities

Personal & Corporate Banking	Credit risk from retail business, mortgages, secured and unsecured corporate lending, and a small amount of derivatives trading activity Minimal contribution to market risk
Asset Management	Small amounts of credit and market risk
Investment Bank

Credit risk from lending (take and hold, as well as temporary loan underwriting activities), derivatives trading and securities financing

Market risk from primary underwriting activities and secondary trading

Group Functions	Credit and market risk arising from management of the Group’s balance sheet, capital, profit or loss and liquidity portfolios

Operational risk, which includes compliance and conduct risks, is an inevitable consequence of being in business, as losses can result from inadequate or failed internal processes, people and systems, or from external events. It can arise as a result of our past and current business activities across all business divisions and Group Functions.

Risk measures and performance
	31.12.20
USD billion, as of or for the year ended	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Risk-weighted assets[1]	87.2	72.1	6.9	94.3	28.7	289.1
of which: credit and counterparty credit risk	46.7	62.8	2.9	58.5	7.2	178.1
of which: market risk	1.4	0.0	0.0	9.0	1.4	11.8
of which: operational risk	32.8	7.2	3.3	23.2	9.3	75.8
Leverage ratio denominator[1]	371.2	248.3	5.8	315.5	96.2	1,037.1
Risk-based capital[2]	6.6	5.7	0.5	7.1	15.2	35.0
Average attributed tangible equity	12.0	8.9	0.7	12.5	17.4	51.4
Credit loss (expense) / release (USD million)	(88)	(257)	(2)	(305)	(42)	(694)
of which: stage 1 and 2 (USD million)	(48)	(129)	0	(88)	0	(266)
of which: stage 3 (USD million)	(40)	(128)	(2)	(217)	(42)	(429)
Total assets	367.7	231.7	28.6	369.7	128.1	1,125.8
Operating profit / (loss) before tax	4.0	1.3	1.5	2.5	(1.1)	8.2

	31.12.19
USD billion, as of or for the year ended	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Risk-weighted assets[1]	78.1	67.1	4.6	81.1	28.3	259.2
of which: credit and counterparty credit risk	35.0	57.3	1.8	50.6	8.3	153.0
of which: market risk	0.8	0.0	0.0	4.6	1.1	6.6
of which: operational risk	35.9	7.7	2.0	22.5	9.4	77.5
Leverage ratio denominator[1]	312.7	224.2	5.0	293.2	76.2	911.3
Risk-based capital[2]	6.6	4.9	0.4	7.0	16.1	35.0
Average attributed tangible equity	11.5	8.4	0.4	12.2	15.1	47.6
Credit loss (expense) / release (USD million)	(20)	(21)	0	(30)	(7)	(78)
of which: stage 1 and 2 (USD million)	3	23	0	(4)	0	22
of which: stage 3 (USD million)	(23)	(44)	0	(26)	(7)	(100)
Total assets	309.8	209.4	34.6	315.9	102.6	972.2
Operating profit / (loss) before tax	3.4	1.4	0.5	0.8	(0.6)	5.6

1 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    2 Refer to “Statistical measures” in this section for more information about risk-based capital.

Risk categories

We categorize the risk exposures of our business divisions and Group Functions as outlined in the table below.

Risk managed by	Independent oversight by	Captured in our risk appetite framework
Financial risks			
Audited | **Credit risk:** the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations toward UBS. This includes settlement risk, loan underwriting risk and step-in risk.	Business management	Risk Control	●
Settlement risk: the risk of loss resulting from transactions that involve exchange of value (e.g., security versus cash) where we must deliver without first being able to determine with certainty that we will receive the countervalue.			
Loan underwriting risk: the risk of loss arising during the holding period of financing transactions that are intended for further distribution.			
Step-in risk: the risk that UBS may decide to provide financial support to an unconsolidated entity that is facing stress in the absence of, or in excess of, any contractual obligations to provide such support. ▲			
Audited | **Market risk (traded and non-traded):** the risk of loss resulting from adverse movements in market variables. Market variables include observable variables, such as interest rates, foreign exchange rates, equity prices, credit spreads and commodity (including precious metal) prices, as well as variables that may be unobservable or only indirectly observable, such as volatilities and correlations. Market risk includes issuer risk and investment risk.	Business management and Group Treasury	Risk Control	●
Issuer risk: the risk of loss from changes in fair value resulting from credit-related events affecting an issuer to which we are exposed through tradable securities or derivatives referencing the issuer.			
Investment risk: issuer risk associated with positions held as financial investments. ▲			
Country risk: the risk of losses resulting from country-specific events. Includes transfer risk, whereby a country's authorities prevent or restrict the payment of an obligation, as well as systemic risk events arising from country-specific political or macroeconomic developments.	Business management	Risk Control	●
Environmental and social risk: the risk that can arise when UBS supports clients and transactions, or sources products or services from suppliers, that may cause or contribute to severe environmental damage, climate change, or human rights infringements. Physical and transition risks from a changing climate contribute to a structural change across economies and therefore affect banks and the financial sector as a whole. Environmental and social risks may manifest as increasing financial and reputational impacts for UBS.	Business management	Risk Control	●
Treasury risk: the market risks that arise from structural exposures, including pension risks, and the risk of insufficient funding or liquidity.	Group Treasury	Risk Control	●
Audited | ***Liquidity risk:*** the risk that the firm will not be able to efficiently meet both expected and unexpected current and forecast cash flows and collateral needs without affecting either daily operations or the financial condition of the firm. ▲			
Audited | ***Funding risk:*** the risk that the firm will be unable, on an ongoing basis, to borrow funds in the market on an unsecured (or even secured) basis at an acceptable price to fund actual or proposed commitments; i.e., the risk that UBS's funding capacity is not sufficient to support the firm's current business and desired strategy. ▲			
Structural foreign exchange risk: the risk of decreases in our capital due to changes in foreign exchange rates with an adverse translation effect on capital held in currencies other than the US dollar.			
Pension risk: the risk of a negative impact on our capital as a result of deteriorating funded status from decreases in the fair value of assets held in defined benefit pension funds and / or changes in the value of defined benefit pension obligations due to changes in actuarial assumptions (e.g., discount rate, life expectancy, rate of pension increase, etc.) and / or changes to plan designs.	Group Treasury and Human Resources	Risk Control and Finance	
Business risk: the potential negative impact on earnings from lower-than-expected business volumes and / or margins, to the extent they are not offset by a decrease in expenses.	Business management	Finance	●
Non-financial risks			
Operational risk: the risk resulting from inadequate or failed internal processes, people or systems, or from external causes (deliberate, accidental or natural), that have an impact (either financial or non-financial) on UBS, its clients or the markets in which it operates. Events may be direct financial losses or indirect, in the form of revenue forgone as a result of business suspension. They may also result in damage to our reputation and to our franchise that has longer-term financial consequences.	Business management	Group Compliance, Regulatory & Governance (GCRG)	●
Legal risk: the financial or reputational implications resulting from the risk of: (i) being held liable for a breach of applicable laws, rules or regulations; (ii) being held liable for a breach of contractual or other legal obligations; (iii) an inability or failure to enforce or protect contractual rights or non-contractual rights sufficiently to protect UBS's interests, including the risk of being party to a claim in respect of any of the above (and the risk of loss of attorney-client privilege in the context of any such claim); (iv) a failure to adequately develop, supervise and resource legal teams or adequately supervise external legal counsel advising on business legal risk and other matters; and (v) a failure to adequately manage any potential, threatened and commenced litigation and legal proceedings, including civil, criminal, arbitration and regulatory proceedings, and / or litigation risk or any dispute or investigation that may lead to litigation or threat of any litigation.		Legal	
Conduct risk: the risk that the conduct of the firm or its individuals unfairly impacts clients or counterparties, undermines the integrity of the financial system or impairs effective competition to the detriment of consumers.		GCRG	
Employment risk: the risk incurred by the firm by not adhering to the applicable employment law, regulatory requirements and human resources practices, as well as our own internal standards. Such risk is managed by business management, with independent overview by HR.		GCOO	
Compliance risk: the risk incurred by the firm by not adhering to the applicable laws, rules and regulations, and our own internal standards.		GCRG	
Financial crime risk: the risk that UBS fails to detect criminal activities, including internal and external theft and fraud, money laundering, bribery and corruption, fails to comply with sanctions and embargoes, or fails to report or respond to requests from relevant authorities related to these matters.		GCRG	
Cybersecurity and information security risk: the risk of a material impact from an external or internal attack on our information systems with the purpose of data theft, fraud or denial of service. Cyberattacks are manifestations of a cyber threat into an act of aggression or criminal activity causing financial, regulatory or reputational harm or loss.	Business management and Group Technology	GCRG	
Model risk: the risk of adverse consequences via financial loss or non-financial impact (e.g., poor business and / or strategic decision making, or damage to the firm's reputation) resulting from decisions based on incorrect or misused model outputs and reports. Model risk may result from a number of sources: inputs, methodology, implementation or use.	Model owner	Risk Control	●
Reputational risk: the risk of damage to our reputation from the point of view of our stakeholders, such as clients, shareholders, staff and the general public.	All businesses and functions	All control functions	●

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Top and emerging risks

The top and emerging risks disclosed below reflect those that we currently think have the potential to materialize within one year and which could significantly affect the Group. Investors should also carefully review all information set out in the “Risk factors” section of this report, where we discuss these and other material risks that we consider could have an effect on our ability to execute our strategy and may affect our business activities, financial condition, results of operations and business prospects.

–   The continued widespread COVID-19 pandemic and the governmental measures taken to contain it have significantly affected, and will likely continue to adversely affect, global economic conditions. If the pandemic is prolonged or the actions of governments and central banks are unsuccessful, this detrimental impact on the global economy will deepen, and UBS’s results of operations and financial condition in future quarters may be impacted. These effects may materialize through adverse market performance, increased credit risk or negative effects on operational resilience.

–   We are exposed to a number of macroeconomic issues, as well as general market conditions. As noted in “Market, credit and macroeconomic risks” in the “Risk factors” section of this report, these external pressures may have a significant adverse effect on our business activities and related financial results, primarily  through reduced margins and revenues, asset impairments and other valuation adjustments. Accordingly, these macroeconomic factors are considered in the development of stress testing scenarios for our ongoing risk management activities.

–   We are exposed to substantial changes in the regulation of our businesses that could have a material adverse effect on our business, as discussed in the “Regulatory and legal developments” section of this report and in “Regulatory and legal risks” in the “Risk factors” section of this report.

–   We have a substantial number of contracts linked to LIBOR rates. In November 2020, the administrator for LIBOR announced a consultation on its intention to cease many LIBOR rates (including all non-USD LIBOR rates) at the end of 2021. Users are urged to plan the transition to alternative reference rates (ARRs), but these do not currently provide a term structure, which will require a change in the contractual terms of products currently indexed on terms other than overnight. In some cases, contracts may contain provisions intended to provide a fallback interest rate in the event of a brief unavailability of the relevant LIBOR. These provisions may not be effective or may produce arbitrary results in the event of a permanent cessation of the relevant LIBOR. In addition, numerous of our internal systems, limits and processes make use of LIBOR as reference rates. Transition to replacement reference rates will require significant investment and effort.

–   As a global financial services firm, we are subject to many different legal, tax and regulatory regimes and extensive regulatory oversight. We are exposed to significant liability risk and we are subject to various claims, disputes, legal proceedings and government investigations, as noted in “Regulatory and legal risks” in the “Risk factors” section of this report. Information about litigation, regulatory and similar matters we consider significant is disclosed in “Note 18 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report.

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

–   Conduct risks are inherent in our businesses. Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to UBS. Management of conduct risks is an integral part of our operational risk framework.

–   Financial crime, including money laundering, terrorist financing, sanctions violation, fraud, bribery and corruption, presents significant risk. Heightened regulatory expectations and attention require investment in people and systems, while emerging technologies and changing geopolitical risks further increase the complexity of identifying and preventing financial crime. Refer to “Operational risk” in this section and “Strategy, management and operational risks” in the “Risk factors” section of this report for more information.

Risk governance

Our risk governance framework operates along three lines of defense.

Our first line of defense, business management, owns its risk exposures and is accountable for maintaining effective processes and systems to manage its risks in compliance with applicable laws, external regulations and internal requirements, including identifying control weaknesses and inadequate processes.

Our second line of defense is formed by the control functions, separate from the business and reporting directly to the Group CEO. Control functions provide independent oversight, challenge financial and non-financial risks arising from the firm’s business activities, and establish independent frameworks for risk assessment, measurement, aggregation and reporting, protecting against non-compliance with applicable laws and regulations.

Our third line of defense, Group Internal Audit, reports to the Chairman and to the Audit Committee. This function assesses the design and operating effectiveness and sustainability of processes to define risk appetite, governance, risk management, internal controls, remediation activities and processes to comply with legal and regulatory requirements and internal governance requirements.

The key roles and responsibilities for risk management and control are shown in the chart below and described on the following pages.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Audited | The  Board of Directors (the BoD) approves the risk management and control framework of the Group, including the Group and business division overall risk appetite. The BoD is supported by its Risk Committee, which monitors and oversees the Group’s risk profile and the implementation of the risk framework approved by the BoD, and approves the Group’s risk appetite methodology. The Corporate Culture and Responsibility Committee helps the BoD meet its duty to safeguard and advance UBS’s reputation for responsible and sustainable conduct, reviewing stakeholder concerns and expectations pertaining to UBS’s societal contribution and corporate culture. The Audit Committee aids the BoD with its oversight duty relating to financial reporting and internal controls over financial reporting, and the effectiveness of whistleblowing procedures and the external and internal audit functions.

The Group  Executive Board (the GEB) has overall responsibility for establishing and implementing a risk management and control framework in the Group, managing the risk profile of the Group as a whole.

The Group Chief Executive Officer has responsibility and accountability for the management and performance of the Group, has risk authority over transactions, positions and exposures, and allocates business divisions and Group Functions risk limits approved by the BoD.

The business division Presidents and  Group function heads are responsible for the operation and management of their business divisions, including controlling the dedicated financial resources and risk appetite of the business division.

The regional Presidents are responsible for cross-divisional collaboration in their region, and are mandated to inform the GEB of any activities / issues that may give rise to actual or potentially material regulatory or reputational concerns.

The Group Chief Risk Officer (the Group CRO) is responsible for developing the Group’s risk management and control framework (including risk principles and risk appetite) for credit, market, country, treasury, model, and environmental and social risks. This includes risk measurement and aggregation, portfolio controls and risk reporting. The Group CRO sets risk limits and approves credit and market risk transactions and exposures. Risk Control is also the central function for model risk management and control for all models used in UBS. A framework of policies and authorities support the risk control process.

The business division CROs are responsible for the implementation and enforcement of the risk management and control framework in the respective business division. The regional CROs provide independent oversight of risks in the respective region.

The Group Chief Compliance and Governance Officer is responsible for developing the Group’s operational risk framework, which sets the general requirements for identification, management, assessment and mitigation of operational risk, and for ensuring that all non-financial risks are identified, owned and managed according to the operational risk appetite objectives, supported by an effective control framework.

The Group Chief Financial Officer is responsible for transparency in assessing the financial performance of the Group and the business divisions, and for managing the Group’s financial accounting, controlling, forecasting, planning and reporting. Additional responsibilities include managing UBS’s tax affairs, as well as treasury and capital management, including funding and liquidity risk and UBS’s regulatory capital ratios.

The Group General Counsel is responsible for managing the Group’s legal affairs (including litigation involving UBS) and ensuring effective and timely assessment of legal matters impacting the Group or its businesses, and for the management and reporting of all litigation matters.

The Group Chief Operating Officer is responsible for independent oversight and challenge of employment-related risks.

Group Internal Audit (GIA) independently assesses effectiveness of processes to define strategy and risk appetite and overall adherence to the approved strategy. It also assesses the effectiveness of governance processes and risk management, including compliance with legal and regulatory requirements and internal governance documents. The Head GIA reports to the Chairman of the BoD. GIA also has a functional reporting line to the BoD Audit Committee.

Some of these roles and responsibilities are replicated for certain significant legal entities of the Group. The legal entity risk officers are responsible for independent oversight and control of financial and non-financial risks for certain significant legal entities of the Group as part of the legal entity control framework, which complements the Group’s risk management and control framework. p

Risk appetite framework

We have a defined Group level risk appetite, covering all financial and non-financial risk types, via a complementary set of qualitative and quantitative risk appetite statements. This is reviewed and recalibrated annually and presented to the BoD for approval.

Our risk appetite is defined at the aggregate Group level and reflects the types of risk that we are willing to accept or avoid. It is set via complementary qualitative and quantitative risk appetite statements defined at a firm-wide level and is embedded throughout our business divisions and legal entities by Group, business division and legal entity policies, limits and authorities. UBS is the largest truly global wealth manager and a leading bank in Switzerland. We are subject to consolidated supervision by the Swiss Financial Market Supervisory Authority (FINMA) and related ordinances, which impose, among other requirements, minimum standards for capital, liquidity, risk concentration and internal organization. Our risk appetite is reviewed and recalibrated annually, with an aim of ensuring that risk-taking at every level of the organization is in line with our strategic priorities, our capital and liquidity plans, our pillars, principles and behaviors, and minimum regulatory requirements. The risk appetite statements are critical for maintaining a robust risk culture throughout UBS. The “Risk appetite framework” chart below shows the key elements of the framework, which are described in detail in this section.

Qualitative statements aim to ensure we maintain the desired risk culture. Quantitative risk appetite objectives are designed to enhance UBS’s resilience against the effect of potential severe adverse economic or geopolitical events. These risk appetite objectives cover UBS’s minimum capital and leverage ratios, solvency, earnings, liquidity, and funding, and are subject to periodic review, including the annual business planning process.

These objectives are complemented by operational risk appetite objectives, which are set for each of our operational risk categories, including market conduct, theft, fraud, data confidentiality and technology risks. A standardized financial firm-wide operational risk appetite has been established at Group level and is embedded throughout our business divisions. Operational risk events exceeding predetermined risk tolerances, expressed as percentages of UBS’s operating income, must be escalated as per the firm-wide escalation framework to the respective business division President or higher, as appropriate.

The quantitative risk appetite objectives are supported by a comprehensive suite of risk limits set at a portfolio level. These may apply across the Group, within a business division or business, at legal entity level, or to an asset class. These additional quantitative controls are designed to monitor specific portfolios and to control potential risk concentrations.

Risk reports listing aggregated measures of risk across products and businesses provide insight into the amounts, types, and sensitivities of our portfolios’ various risks and aim to ensure adherence to defined limits. Risk officers, senior management and the BoD use this information to understand our risk profile and portfolio performance.

The status of risk appetite objectives is evaluated each month and reported to the BoD and the GEB. As our risk appetite may change over time, portfolio limits and associated approval authorities are subject to periodic reviews and changes, particularly in the context of our annual business planning process.

Our risk appetite framework is governed by a single overarching policy and conforms to the Financial Stability Board’s Principles for an Effective Risk Appetite Framework.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk principles and risk culture

Maintaining a strong risk culture is a prerequisite for success in today’s highly complex operating environment and a source of sustainable competitive advantage. Placing prudent and disciplined risk-taking at the center of every decision aims to achieve three goals: delivering unrivaled client satisfaction; creating long-term value for stakeholders; and making UBS one of the world’s most attractive companies to work for.

Our risk appetite framework combines all the important elements of our risk culture, expressed in our Pillars, Principles and Behaviors, our risk management and control principles, our Code of Conduct and Ethics, and our Total Reward Principles. Together, these aim to align our decisions with the Group’s strategy, principles and risk appetite. They help create a solid foundation for promoting risk awareness, leading to appropriate risk-taking and the establishing of robust risk management and control processes. These principles are supported by a range of initiatives covering employees at all levels, for example the UBS House View on Leadership, which is a set of explicit expectations for leaders that establishes consistent leadership standards across UBS. Another example is our Principles of Good Supervision, which establish clear expectations of managers and employees regarding supervisory responsibilities, specifically: to take responsibility; to know and organize their business; to know their employees and what they do; to create a good risk culture; and to respond to and resolve issues.

›   Refer to the foldout pages of this report for more information about our Pillars, Principles and Behaviors

›   Refer to the Code of Conduct and Ethics of UBS at ubs.com/code  for more information

Risk management and control principles

Protection of financial strength

Protecting UBS’s financial strength by controlling our risk exposure and avoiding potential risk concentrations at individual exposure levels, at specific portfolio levels and at an aggregate firm-wide level across all risk types

Protection of reputation

Protecting our reputation through a sound risk culture characterized by a holistic and integrated view of risk, performance and reward, and through full compliance with our standards and principles, particularly our Code of Conduct and Ethics

Business management accountability

Maintaining management accountability, whereby business management owns all risks assumed throughout the Group and is responsible for the continuous and active management of all risk exposures to provide for balanced risk and return

Independent controls	Independent control functions that monitor the effectiveness of the businesses’ risk management and oversee risk-taking activities
Risk disclosure	Disclosure of risks to senior management, the BoD, investors, regulators, credit rating agencies and other stakeholders with an appropriate level of comprehensiveness and transparency

Whistleblowing policies and procedures exist to support an environment where staff are comfortable raising concerns. There are multiple channels via which individuals may, either openly or anonymously, escalate suspected breaches of laws, regulations, rules and other legal requirements, our Code of Conduct and Ethics, policies, or relevant professional standards. Our program is designed to ensure that whistleblowing concerns are investigated and that appropriate and consistent action is taken. We are committed to ensuring appropriate training for and communication to staff and legal entity representatives are available on an ongoing basis, including with regard to new regulatory requirements.

Mandatory training programs cover various compliance and risk-related topics, including anti-money laundering (AML) and operational risk. Additional specialized training is provided depending on employees’ specific roles and responsibilities, e.g., credit risk and market risk training for those working in trading areas. Failure to complete mandatory training sessions within an appropriate timeframe can lead to consequences, including disciplinary action. Our operational risk and conduct risk frameworks aim to identify and manage financial, regulatory and reputational risks, as well as risks to clients and markets.

We want to be the financial provider of choice for clients wishing to direct capital to investments supporting the Sustainable Development Goals and the transition to a low-carbon economy. Our environmental and social risk framework governs all client and supplier relationships, applies firm-wide to all activities, and is integrated in management practices and control principles. We seek to protect our assets from climate change risks by limiting our risk appetite for carbon-related assets.

Quantitative risk appetite objectives

Our quantitative risk appetite objectives aim to ensure that our aggregate risk exposure remains within desired risk capacity, based on capital and business plans. The specific definition of risk capacity for each objective is aimed at ensuring we have sufficient capital, earnings, funding and liquidity to protect our businesses and exceed minimum regulatory requirements under a severe stress event. The risk appetite objectives are evaluated during the annual business planning process and approved by the BoD. The comparison of risk exposure with risk capacity is a key consideration in decisions on potential adjustments to the business strategy and risk profile of UBS and capital returns to shareholders.

The annual business planning process reviews UBS’s business strategy, assesses the risk profile our operations and activities result in, and stress-tests that risk profile. We use both scenario-based stress tests and statistical risk measurement techniques to assess effects of severe stress events at a firm-wide level. These complementary frameworks capture exposures to all material risks across our business divisions and Group Functions.

›   Refer to “Risk measurement” in this section for more information about our stress testing and statistical stress frameworks

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Our risk capacity is underpinned by performance targets and capital guidance as per our business plan. When determining our risk capacity in case of a severe stress event, we estimate projected earnings under stress, factoring in lower expected income and also lower expenses, including lower variable compensation and financial advisor compensation. We also consider capital impacts under stress from deferred tax assets, pension plan assets and liabilities, and accruals for capital returns to shareholders.

Risk appetite objectives define the aggregate risk exposure acceptable at the firm-wide level, given our risk capacity. The maximum acceptable risk exposure is supported by a full set of risk limits, triggers and targets, which are cascaded to businesses and portfolios. These limits, triggers and targets aim to ensure that our total risks remain in line with risk appetite.

Risk appetite statements at the business division level are derived from the firm-wide risk appetite. They may also include division-specific strategic goals related to that division’s activities and risks. Risk appetite statements are also set for certain legal entities, which must be consistent with the firm-wide risk appetite framework and approved in accordance with Group and legal entity regulations. Differences may exist that reflect the specific nature, size, complexity and regulations applicable to the relevant legal entity.

Internal risk reporting

Comprehensive and transparent reporting of risks is central to our risk governance framework’s control and oversight responsibilities and required by our risk management and control principles. Accordingly, risks are reported at a frequency and level of detail commensurate with the extent and variability of the risk and the needs of the various governance bodies, regulators and risk authority holders.

The Group Risk Report provides a detailed qualitative and quantitative monthly overview of developments in financial and non-financial risks at the firm-wide level, along with breakdowns of risks at the divisional level, including the status of our risk appetite objectives and the results of firm-wide stress testing. The Group Risk Report is distributed internally to the BoD and the GEB, and senior members of Risk Control, GIA, Finance, and Legal. Risk reports are also produced for significant Group entities (entities subject to enhanced standards of corporate governance) and significant branches.

Granular divisional risk reports are provided to the respective business division CROs and business division Presidents. That monthly reporting is supplemented with daily or weekly reports, at various levels of granularity, covering market and credit risks for the business divisions to enable risk officers and senior management to monitor and control the Group’s risk profile.

Our internal risk reporting covers financial and non-financial risks and is supported by risk data and measurement systems that are also used for external disclosure and regulatory reporting. Dedicated units within Risk Control assume responsibility for measurement, analysis and reporting of risk and for overseeing the quality and integrity of risk-related data. Our risk data and measurement systems are subject to periodic review by GIA, following a risk-based audit approach.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Model risk management

Introduction

We rely on models to derive risk management and control decisions, to measure risks or exposures, value instruments or positions, conduct stress testing, assess adequacy of capital, and manage clients’ assets and our own assets. Models may also be used to measure and monitor compliance with rules and regulations, for surveillance activities, or to meet financial or regulatory reporting requirements. Promoted by industry-wide advances in technology and data, the depth and breadth of model use across UBS continues to increase.

Model risk is defined as the risk of adverse consequences (e.g., financial losses or reputational damage) resulting from incorrect models.

Model governance framework

Our model governance framework establishes requirements for identifying, measuring, monitoring, reporting, controlling and mitigating model risks. All models that we use are subject to governance and controls throughout their life cycle. This ensures that risks arising from model use are understood, managed, monitored, controlled and reported on both a model-specific and an aggregated level. Before they can be granted approval for use from the model sponsor, all our models are independently validated along four model risk dimensions: (i) model input; (ii) model methodology; (iii) model implementation; and (iv) model use.

Once validated and approved for use, a model is subject to ongoing model performance monitoring and annual model confirmation, ensuring that the model is only used if it remains fit for purpose. All models are subject to periodic model re-validation, with rigor, depth and frequency determined by the model’s materiality and complexity.

Our model risk governance framework follows our overarching risk governance framework, with the three lines of defense (LoD) assigned as follows:

–   First LoD: model sponsors, model owners and model developers

–   Second LoD: Chief Model Risk Officer, Model Risk Management & Control

–   Third LoD: Group Internal Audit

An important difference as compared to how LoD are usually defined in financial and non-financial risk is that models can also be owned by the second LoD.

Model risk appetite framework and statement

The model risk appetite framework sets out the model risk appetite statement, defines the relevant metrics and lays out how appropriate adherence is assessed.

Model oversight

Model oversight boards and committees ensure that model risk is overseen at different levels of the organization, appropriate model risk management and control actions are taken and, where necessary, escalated to the next level.

The Group Model Governance Board is our most senior oversight and escalation body for all models in scope of our model governance framework. It is chaired by the Group CRO and the Group CFO and is responsible for: (i) reviewing and approving changes to the framework; (ii) approving the model risk appetite statement; (iii) overseeing adherence to the UBS model risk governance framework; and (iv) monitoring model risk at a firm-wide level.

Risk measurement

Audited | We apply a variety of methodologies and measurements to quantify the risks of our portfolios and potential risk concentrations. Risks that are not fully reflected within standard measures are subject to additional controls, which may include preapproval of specific transactions and the application of specific restrictions. Models to quantify risk are generally developed by dedicated units within control functions and are subject to independent validation. p

›   Refer to “Credit risk,” “Market risk” and  “Operational risk” in this section for more information about model confirmation procedures

Stress testing

We perform stress testing to estimate losses that could result from extreme yet plausible macroeconomic and geopolitical stress events so as to identify, better understand and manage our potential vulnerabilities and risk concentrations. Stress testing has a key role in our limits framework at the firm-wide, business division, legal entity and portfolio levels. Stress test results are regularly reported to the BoD and the GEB. As described in “Risk appetite framework,” stress testing, along with statistical loss measures, has a central role in our risk appetite and business planning processes.

Our stress testing framework has three pillars: (i) combined stress tests; (ii) an extensive set of portfolio- and risk type-specific stress tests; and (iii) reverse stress testing.

Our combined stress test (CST) framework is scenario-based and aims to quantify overall firm-wide losses that could result from various potential global systemic events. The framework captures all material risks, as covered in “Risk categories” above. Scenarios are forward-looking and encompass macroeconomic and geopolitical stress events calibrated to different levels of severity. We implement each scenario through the expected evolution of market indicators and economic variables under that scenario and then estimate the overall loss and capital implications were the scenario to occur. At least once a year, the Risk Committee approves the most relevant scenario, known as the binding scenario, for use as the main scenario for regular CST reporting and for monitoring risk exposure against our minimum capital, earnings and leverage ratio objectives in our risk appetite framework.

We provide detailed stress loss analyses to FINMA and regulators of our legal entities in accordance with their requirements. For example, in addition to CST, we perform a Loss Potential Analysis (LPA) required by FINMA, a Comprehensive Capital Analysis and Review (CCAR) for Americas Holding LLC required by the US Federal Reserve Board, and regular stress tests for UBS Europe SE required by the European Central Bank.

Our Enterprise-wide Stress Committee (the ESC) aims to ensure the consistency and adequacy of the assumptions and scenarios used for firm-wide stress measures. As part of its responsibilities, the ESC seeks to ensure that the set of stress scenarios adequately reflects current and potential developments in the macroeconomic and geopolitical environment, current and planned business activities, and actual or potential risk concentrations and vulnerabilities in our portfolios. The ESC meets at least quarterly and is composed of Group, business division and legal entity representatives of Risk Control. In executing its responsibilities, the ESC considers input from the Think Tank, a panel of senior representatives from the business divisions, Risk Control and economic research that meets quarterly to review the current and possible future market environment so as to identify potential stress scenarios that could materially affect the Group’s profitability. This results in a range of internal stress scenarios developing and evolving over time.

Each scenario captures a wide range of macroeconomic variables, including GDP, equity prices, interest rates, foreign exchange rates, commodity prices, property prices and unemployment. We use assumed changes in these macroeconomic and market variables in each scenario to stress the key risk drivers of our portfolios. For example, lower GDP growth and rising interest rates may reduce the income of clients we have lent money to, which changes the credit risk parameters for probability of default, loss given default and exposure at default, and results in higher predicted credit losses within the stress scenario. We also capture the business risk resulting from lower fee, interest and trading income net of lower expenses. These effects are measured for all businesses and material risk types to calculate the aggregate estimated effect of the scenario on profit or loss, other comprehensive income, RWA, LRD and, ultimately, capital and leverage ratios. The assumed changes in macroeconomic variables are updated periodically to account for changes in the current and possible future market environment.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

In 2020, the binding scenario for CST was the internal Global Crisis scenario, which is characterized by a combined crisis in the Eurozone, US and China and was updated over the course of 2020 to incorporate risks related to COVID-19. In Europe, a lack of confidence in the trajectory of several peripheral European economies leads to a sudden spike in their bond yields, which eventually results in them losing market access, followed by bailouts and debt restructurings; Greece leaves the Eurozone. Protectionist measures and geopolitical tensions contribute to a hard landing in China. This, coupled with a contraction in global trade, weighs on the economic recovery. Attempting to restore confidence and stimulate growth, central banks in the Eurozone, Switzerland and Japan push policy rates further into negative territory; however, that fails to avert a severe global recession.

The incorporation of pandemic-related risks led to severe scenario assumptions, in particular macroeconomic assumptions, such as deteriorating GDP and rising unemployment. Stress testing models are reviewed regularly with subject matter experts and relevant governance bodies. Notwithstanding the market turbulence and economic disruptions caused by the outbreak of COVID-19, the CST risk exposure was broadly stable over 2020, with most of the month-on-month variability arising primarily from changes in volumes of temporary loan underwriting exposure in the Investment Bank.

As part of the CST framework, we routinely monitored four additional stress scenarios throughout 2020:

–   The Failure of a Major Financial Institution scenario represents renewed financial market turmoil reflecting the failure of a major global financial institution, leading to prolonged financial deleveraging and plunging activity around the globe.

–   The US Monetary Crisis scenario represents a loss of confidence in the US, which leads to international portfolio repositioning out of US dollar-denominated assets, sparking an abrupt and substantial US dollar sell-off. The US is pushed back into recession, other industrialized countries replicate this pattern and inflationary concerns lead to an overall higher interest rate level.

–   The  Global Depression scenario represents a severe and prolonged Eurozone crisis in which several peripheral countries default and exit the Eurozone, and advanced economies are pulled into a prolonged period of economic stagnation. So as to better monitor the risks related to COVID-19, in mid-2020 the Global Depression scenario was put on hold and the Extreme Coronavirus scenario was introduced. The Extreme Coronavirus scenario represents a return to stringent containment measures at a global level, resulting in a deep and prolonged contraction in economic activity beyond that envisaged in the Global Depression scenario. The scenario was selected from a range of new COVID-19 scenarios.

–   The Global Interest Rate Steepening scenario represents a sudden shift in market sentiment, causing a disorderly sell-off in long-dated bonds and a rapid steepening of the yield curve, exacerbated by a lack of liquidity in financial markets. This in turn triggers a sovereign crisis in Japan and a global recession.

We have updated the binding stress scenario in our CST framework for 2021. The updated Global Crisis scenario reflects the weaker fiscal conditions resulting from the COVID-19 pandemic and still focuses on the ensuing Eurozone crisis, China’s hard landing and increasing global protectionism.

Portfolio-specific stress tests are measures tailored to the risks of specific portfolios. Our portfolio stress loss measures are derived from data on past events, but also include forward-looking elements; e.g., we derive the expected market movements in our liquidity-adjusted stress metric using a combination of historical market behavior, based on an analysis of historical events, and forward-looking analysis, including consideration of defined scenarios that are not modeled on any historical events. Results of portfolio-specific stress tests may be subject to limits to explicitly control risk-taking, or may be monitored without limits to identify vulnerabilities.

Reverse stress testing starts from a defined stress outcome (e.g., a specified loss amount, reputational damage, a liquidity shortfall or a breach of regulatory capital ratios) and works backward to identify economic or financial scenarios that could result in such an outcome. As such, reverse stress testing is intended to complement scenario-based stress tests by assuming “what if” outcomes that could extend beyond the range normally considered, and thereby potentially challenge assumptions regarding severity and plausibility.

We also routinely analyze the effect of increases or decreases in interest rates and changes in the structure of yield curves.

Within Group Treasury, we also perform stress testing to determine the optimum asset and liability structure allowing us to maintain an appropriately balanced liquidity and funding position under various scenarios. These scenarios differ from those outlined above, because they focus on specific situations that could generate liquidity and funding stress, as opposed to the scenarios used in the CST framework, which focus on the effect on profit or loss and capital.

›   Refer to “Credit risk” and “Market risk” in this section for more information about stress loss measures

›   Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information about stress testing

Statistical measures

As well as our scenario-based CST measures, we use a statistical stress framework to calculate and aggregate risks using statistical techniques to derive stress events at chosen confidence levels.

This framework is used to derive a distribution of potential earnings based on historically observed market changes in combination with the firm’s actual risk exposures, considering effects on both income and expenses. From that, we determine earnings-at-risk (EaR), measuring the potential shortfall in earnings (i.e., the deviation from forecast earnings) at a 95% confidence level and evaluated over a one-year horizon. EaR is used for the assessment of the earnings objectives in our risk appetite framework.

We extend the EaR measure, incorporating the effects of gains and losses recognized through other comprehensive income, to derive a distribution of potential effects of stress events on CET1 capital. From this distribution, we derive our capital-at-risk (CaR) buffer measure at a 95% confidence level to assess our capital and leverage ratio risk appetite objectives, and derive our CaR solvency measure at a 99.9% confidence level to assess our solvency risk appetite objective.

We use the CaR solvency measure as a basis for deriving the contributions of business divisions to risk-based capital (RBC), which is a component of our equity attribution framework. RBC measures the potential capital impairment from an extreme stress event at a 99.9% confidence level.

›   Refer to the “Capital, liquidity and funding, and balance sheet”  section of this report for more information about the equity attribution framework

Portfolio and position limits

UBS maintains a comprehensive set of risk limits across its major risk portfolios. These portfolio limits are set based on our risk appetite and periodically reviewed and adjusted as part of the business planning process.

Firm-wide stress and statistical metrics are complemented by more granular portfolio and position limits, triggers and targets. Combining these measures provides a comprehensive control framework to apply to our business divisions, as well as the significant legal entities, as relevant to the key risks arising from their businesses.

We apply limits to a variety of exposures at portfolio level, using statistical and stress-based measures, such as value-at-risk, liquidity-adjusted stress, loan underwriting limits, economic value sensitivity and portfolio default simulations for loan books. These are complemented with a set of controls for net interest income sensitivity, mark-to-market losses on available-for-sale portfolios, and the effect of foreign exchange movements on capital and capital ratios.

Portfolio measures are supplemented with position-level controls. Risk measures for position controls are based on market risk sensitivities and counterparty-level credit risk exposures. Market risk sensitivities include sensitivities to changes in general market risk factors (e.g., equity indices, foreign exchange rates and interest rates) and sensitivities to issuer-specific factors (e.g., changes in an issuer’s credit spread or default risk). We monitor numerous market risk controls for the Investment Bank and Group Functions on a daily basis. Counterparty measures capture the current and potential future exposure to an individual counterparty, taking into account collateral and legally enforceable netting agreements.

›   Refer to “Credit risk” in this section for more information about counterparty limits

›   Refer to “Risk appetite framework” in this section for more information about the risk appetite framework

Risk concentrations

Audited | A risk concentration exists where (i) a position is affected by changes in a group of correlated factors, or a group of positions are affected by changes in the same risk factor or a group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses. The categories where risk concentrations may occur include counterparties, industries, legal entities, countries or geographical regions, products, and businesses.

Identification of risk concentrations requires judgment, as potential future developments cannot be accurately predicted and may vary from period to period. In determining if a risk concentration exists, we consider a number of elements, both individually and collectively. These elements include the shared characteristics of the positions and counterparties, the size of the position or group of positions, the sensitivity of the position or group of positions to changes in risk factors and the volatility, and the correlations of those factors. Also important in our assessment is the liquidity of the markets where the positions are traded, as well as the availability and effectiveness of hedges or other potential risk-mitigating factors. The value of a hedging instrument may not always move in line with the position being hedged; this mismatch is referred to as basis risk. In addition, operational risk concentrations may result from a single issue that is large on its own (i.e., has the potential to produce a single high-impact loss or a number of losses that together are high-impact) or related issues that may link together to create a high impact.

Risk concentrations are subject to increased oversight by Group Risk Control and Group Compliance, Regulatory & Governance and assessed to determine whether they should be reduced or mitigated, depending on available means to do so. It is possible that material losses could occur on asset classes, positions and hedges, particularly if the correlations that emerge in a stressed environment differ markedly from those envisaged by risk models. p

›   Refer to “Credit risk” and “Market risk” in this section for more information about the composition of our portfolios

›   Refer to the “Risk factors” section of this report for more information

Asset Management fund liquidity risk

Asset management is a fiduciary for its clients’ assets and is exposed to fund liquidity risk which can lead to reputational risks. Fund liquidity risk is defined as the risk that a fund could be unable meet redemption requests, while also fulfilling ongoing obligations to its remaining shareholders, including that fund’s duty to pursue its stated investment objective, strategies, and policies. Liquidity of funds is monitored using a variety of tools, including third-party liquidity assessment models, covering both the assets (fund holdings) and liabilities (shareholder redemptions), and including a range of market scenario assumptions. Furthermore, reverse stress tests are applied to determine the deterioration required to trigger liquidity considerations. Liquidity events can also be managed via the enactment of liquidity tools available to the funds. Overall, our funds fared well during the heightened market volatility in March 2020.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Credit risk

Key developments

In Global Wealth Management, the Lombard and mortgage books showed significant growth over the course of 2020 while keeping a stable risk profile with regard to concentrations and collateral liquidity, and with no material incurred losses after undergoing a real-life stress test in the first quarter of 2020.

Our Swiss corporate banking products exposure increased over the course of 2020, mainly due to the appreciation of the Swiss franc and COVID-19 facilities guaranteed by the Swiss government, as well as several large single positions. Due to our strong footprint in our home market, we are exposed to the development of the Swiss economy and the effects of the ongoing and highly uncertain COVID-19 pandemic. Within our Swiss corporate book, risks related to certain industries, including the tourism; watches; and culture, sports and education sectors, where we have modest exposure, have increased.

Our Swiss real estate portfolio increased over the course of 2020, mainly due to the appreciation of the Swiss franc. It is of high quality but carefully monitored, due to its materiality. We are paying particularly close attention to the level of risk in our Swiss commercial retail and office real estate portfolio and its resilience to the economic impact of COVID-19.

Our loans to customers in the Investment Bank are modest compared with our Personal & Corporate Banking and Global Wealth Management loan books. Over the course of 2020, we have seen defaults in industries impacted by COVID-19, such as energy, real estate and travel, and we are watchful of further impairments.

Credit loss expense / release

Total net credit loss expenses were USD 694 million in 2020, compared with USD 78 million in the prior year, reflecting net expenses of USD 266 million related to stage 1 and 2 positions and net expenses of USD 429 million related to credit-impaired (stage 3) positions. The most notable contributors to stage 3 credit loss expenses were: USD 81 million in the Investment Bank related to an exposure to a client in the travel sector; USD 59 million in Personal & Corporate Banking related to a case of fraud at a commodity trade finance counterparty, which affected a number of lenders, including UBS; and USD 42 million in Group Functions from an energy-related exposure in Non-core and Legacy Portfolio.

›   Refer to “Note 1 Summary of significant accounting policies,” “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about IFRS 9 and expected credit losses

Audited | Main sources of credit risk

–   Global Wealth Management predominantly conducts securities-based (Lombard) lending and mortgage lending.

–   A substantial portion of lending exposure arises from Personal & Corporate Banking, which offers mortgage loans, secured mainly by residential properties and income-producing real estate, as well as corporate loans, and therefore depends on the performance of the Swiss economy.

–   The Investment Bank’s credit exposure arises mainly from lending, derivatives trading and securities financing. Derivatives trading and securities financing are mainly investment grade. Loan underwriting activity can be lower rated and give rise to temporary concentrated exposure.

–   Credit risk within Non-core and Legacy Portfolio relates to derivative transactions, predominantly carried out on a cash-collateralized basis, and securitized positions. p

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the year ended 31.12.20
Stages 1 and 2	(48)	(129)	0	(88)	0	(266)
Stage 3	(40)	(128)	(2)	(217)	(42)	(429)
Total credit loss (expense) / release	(88)	(257)	(2)	(305)	(42)	(694)

For the year ended 31.12.19
Stages 1 and 2	3	23	0	(4)	0	22
Stage 3	(23)	(44)	0	(26)	(7)	(100)
Total credit loss (expense) / release	(20)	(21)	0	(30)	(7)	(78)

For the year ended 31.12.18
Stages 1 and 2	0	0	0	(9)	(1)	(9)
Stage 3	(15)	(56)	0	(29)	(8)	(109)
Total credit loss (expense) / release	(15)	(56)	0	(38)	(8)	(118)

Audited | Overview of measurement, monitoring and management techniques

–   Credit risk from transactions with individual counterparties is based on our estimates of probability of default (PD), exposure at default (EAD) and loss given default (LGD). Limits are established for individual counterparties and groups of related counterparties covering banking and traded products, and for settlement amounts. Risk authorities are approved by the BoD, and are delegated to the Group CEO, the Group CRO and divisional CROs, based on risk exposure amounts, internal credit rating and potential loss.

–   Limits apply not only to the current outstanding amount, but also to contingent commitments and the potential future exposure of traded products.

–   The Investment Bank monitoring, measurement and limit framework distinguishes between exposures intended to be held to maturity (take-and-hold exposures) and those intended for distribution or risk transfer (temporary exposures).

–   We use models to derive portfolio credit risk measures of expected loss, statistical loss and stress loss at Group-wide and business division levels, and to establish portfolio limits.

–   Credit risk concentrations can arise if clients are engaged in similar activities, located in the same geographical region or have comparable economic characteristics, e.g., if their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. To avoid credit risk concentrations, we establish limits / operational controls that constrain risk concentrations at portfolio and sub-portfolio levels with regard to sector exposure, country risk and specific product exposures. p

Credit risk profile of the Group

The exposures detailed in this section are based on management’s view of credit risk, which differs in certain respects from the expected credit loss (ECL) measurement requirements of IFRS.

Internally, we put credit risk exposures into two broad categories: banking products and traded products. Banking products include drawn loans, guarantees and loan commitments, amounts due from banks, balances at central banks, and other financial assets at amortized cost. Traded products include over-the-counter derivatives, exchange-traded derivatives and securities financing transactions, consisting of securities borrowing and lending, and repurchase and reverse repurchase agreements.

Banking products

Breakdowns of banking products exposures in the “Banking and traded products exposure in our business divisions and Group Functions” table on the next page are gross before allowances and provisions for ECLs and credit hedges. Guarantees and loan commitments are shown on a notional basis, without applying credit conversion factors.

The table reflects the total exposures (stages 1–3) in scope of ECL requirements, allowances and provisions by ECL stages and separately credit-impaired exposures, gross (stage 3). Total gross banking products exposure was USD 639 billion as of 31 December 2020, compared with USD 515 billion at the end of the prior year.

The gross exposure for banking products as shown in the table corresponds to an ECL gross exposure of USD 802 billion. The gross exposure shown in the table includes other financial assets measured at amortized cost, but excludes cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at fair value through other comprehensive income (FVOCI), irrevocable committed prolongation of existing loans, unconditionally revocable committed credit lines, and forward starting reverse repurchase and securities borrowing agreements

›   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about our accounting policy for allowances and provisions for ECLs

›   Refer to “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about ECL measurement requirements under IFRS

›   Refer to “Note 14a Other financial assets measured at amortized cost” in the “Consolidated financial statements” section of this report for more details

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Banking and traded products exposure in our business divisions and Group Functions
	31.12.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1,2]
Gross exposure	300,368	227,139	3,374	56,237	52,199	639,317
of which: loans and advances to customers (on-balance sheet)	208,324	153,975	1	13,964	4,324	380,589
of which: guarantees and loan commitments (off-balance sheet)	10,153	28,814	0	15,936	3,550	58,453
Traded products[2,3]
Gross exposure	9,919	1,201	0	40,215		51,335
of which: over-the-counter derivatives	6,946	1,182	0	11,236		19,364
of which: securities financing transactions	0	0	0	21,753		21,753
of which: exchange-traded derivatives	2,973	19	0	7,227		10,218
Other credit lines, gross[4]	12,201	24,950	0	2,952	31	40,134

Total credit-impaired exposure, gross (stage 3)[1]	1,324	1,997	0	450	7	3,778
Total allowances and provisions for expected credit losses (stages 1 to 3)	318	842	1	298	10	1,468
of which: stage 1	103	130	0	70	3	306
of which: stage 2	54	216	0	63	0	333
of which: stage 3 (allowances and provisions for credit-impaired exposures)	160	497	1	165	6	829

	31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1,2]
Gross exposure	239,032	194,395	2,914	48,170	30,570	515,081
of which: loans and advances to customers (on-balance sheet)	174,510	136,572	1	10,585	5,882	327,550
of which: guarantees and loan commitments (off-balance sheet)	5,578	23,142	0	16,009	960	45,689
Traded products[2,3]
Gross exposure	8,830	841	0	38,233		47,904
of which: over-the-counter derivatives	6,571	804	0	9,832		17,207
of which: securities financing transactions	0	0	0	20,821		20,821
of which: exchange-traded derivatives	2,259	36	0	7,580		9,876
Other credit lines, gross[4]	10,735	20,986	0	3,227	144	35,092

Total credit-impaired exposure, gross (stage 3)[1]	902	1,694	0	91	427	3,113
Total allowances and provisions for expected credit losses (stages 1 to 3)	209	696	0	87	37	1,029
of which: stage 1	59	81	0	38	3	181
of which: stage 2	34	122	0	3	0	160
of which: stage 3 (allowances and provisions for credit-impaired exposures)	116	493	0	46	34	688

1 ECL gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Global Wealth Management

Gross banking products exposure within Global Wealth Management increased to USD 300 billion from USD 239 billion.

Our Global Wealth Management loan portfolio is mainly secured by securities (Lombard loans) and by residential property. Most of the Lombard loans were of high quality, with 92% rated as investment grade based on our internal ratings, and they are typically short term in nature. Moreover, Lombard loans can be canceled immediately, if the collateral quality deteriorates or margin calls are not met. In 2020, the Lombard book increased by 20%, while keeping a stable risk profile with regard to concentrations and collateral liquidity and with no material losses. The increase was mainly driven by higher volumes of loans in Switzerland, the US, and Asia Pacific.

The mortgage book increased by 13%, equally driven by the effects of the US dollar depreciating against the Swiss franc on a mostly Swiss-franc denominated portfolio and a higher volume of mortgage loans in Switzerland and the US, distributed across various clients.

During 2020, aircraft leasing was gradually transitioned to Global Wealth Management from Personal & Corporate Banking, shifting loans of USD 1.8 billion.

Due to negative market movements during the COVID-19 global outbreak, the number of margin calls in Global Wealth Management for Lombard and securities-based loans materially spiked in mid-March. Since mid-April, both the number of margin calls and their volumes were within normal ranges, with no material credit losses.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	31.12.20	31.12.19	31.12.20	31.12.19
Secured by residential property	60,021	54,383	111,554	100,645
Secured by commercial / industrial property[1]	3,273	2,619	19,623	17,131
Secured by cash	22,722	16,852	2,860	1,569
Secured by securities	104,652	88,684	2,003	1,766
Secured by guarantees and other collateral	15,605	10,591	6,942	5,351
Unsecured loans and advances to customers	2,051	1,381	10,994	10,111
Total loans and advances to customers, gross	208,324	174,510	153,975	136,572
Allowances	(190)	(93)	(676)	(595)
Total loans and advances to customers, net of allowances	208,134	174,417	153,299	135,978
1 Includes exposures with mixed collateral as security, where the primary purpose of the loan is not to finance a specific property.

Personal & Corporate Banking

Gross banking products exposure (excluding exposure re-allocated from Group Treasury) within Personal & Corporate Banking increased to USD 187 billion (CHF 165 billion) from USD 163 billion (CHF 158 billion), predominantly driven by the appreciation of the Swiss franc. Net banking products exposure was USD 186 billion (CHF 165 billion), compared with USD 162 billion (CHF 157 billion), of which approximately 65% was classified as investment grade, compared with 63% in 2019. Around 50% of the exposure is categorized in the lowest LGD bucket of 0–25%, similar to 2019. The size of Personal & Corporate Banking’s gross loan portfolio increased to USD 154 billion (CHF 136 billion) from USD 137 billion (CHF 132 billion). This portfolio is predominantly denominated in Swiss francs and thus the increase is largely due to the US dollar depreciating. As of 31 December 2020, 93% of this portfolio was secured by collateral, mainly residential and commercial property. Of the total unsecured amount, 81% related to cash flow-based lending to corporate counterparties and 4% related to lending to public authorities. Based on our internal ratings, 45% of the unsecured loan portfolio was rated as investment grade, compared with 46% in 2019.

Although credit loss expenses for banking products increased significantly in 2020 compared with 2019, they remained within our expectations, considering the COVID-19 pandemic. This was achieved due to our careful risk management, as well as external measures, such as the Swiss federal and cantonal credit programs and Kurzarbeit  (short-time work benefit), supporting the Swiss economy. Given the credit quality of our portfolio and prudent risk management approach, alongside improved macroeconomic forecasts, we currently do not expect credit loss expense to increase in 2021 from 2020. Our Swiss corporate banking products portfolio, which was USD 35 billion (CHF 31 billion) compared with USD 26 billion (CHF 26 billion) in 2019, consists of loans, guarantees and loan commitments to multi-national and domestic counterparties. The increase compared with 2019 is mainly due to the COVID-19 facilities guaranteed by the Swiss government of CHF 3 billion (USD 3 billion) and several large single positions. The small and medium-sized entity (SME) portfolio, in particular, is well diversified across industries. However, such companies are reliant on the domestic economy and the economies to which they export, in particular the EU and the US. In addition, the change in the EUR / CHF exchange rate is an important risk factor for Swiss corporate clients.

The delinquency ratio was 0.4% for the corporate portfolio, compared with 0.5% at the end of 2019.

›   Refer to “Credit risk models” in this section for more information about loss given default, rating grades and rating agency mappings

Swiss mortgage loan portfolio

Our Swiss mortgage loan portfolio secured by residential and commercial real estate in Switzerland continues to be our largest loan portfolio. These mortgage loans, totaling USD 170 billion (CHF 150 billion), mainly originate from Personal & Corporate Banking, but also from Global Wealth Management Region Switzerland. USD 153 billion (CHF 136 billion) of those mortgage loans related to residential properties that the borrower was either occupying or renting out, with full recourse to the borrower. Of this USD 153 billion (CHF 136 billion), USD 111 billion (CHF 98 billion) is related to properties occupied by the borrower, with an average loan-to-value (LTV) ratio of 54%, unchanged compared with 31 December 2019. The average LTV for newly originated loans for this portfolio was 67%, compared with 65% in 2019. The remaining USD 43 billion (CHF 38 billion) of the Swiss residential mortgage loan portfolio relates to properties rented out by the borrower and the average LTV of that portfolio was 53%, compared with 54% as of 31 December 2019. The average LTV for newly originated Swiss residential mortgage loans for properties rented out by the borrower was 56%, compared with 58% in 2019.

As illustrated in the “Swiss mortgages: distribution of net exposure at default (EAD) across exposure segments and loan-to-value (LTV) buckets” table on the next page, more than 99% of the aggregate amount of Swiss residential mortgage loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%, and 98% would remain covered by the real estate collateral even if the value assigned to that collateral were to decrease by 30%. In this table, the amount of each mortgage loan is allocated across the LTV buckets to indicate the portion at risk at the various value levels shown; for example, a loan of 75 with an LTV ratio of 75% (i.e., a collateral value of 100) would result in allocations of 30 in the less-than-30% LTV bucket, 20 in the 31–50% bucket, 10 in the 51–60% bucket, 10 in the 61–70% bucket and 5 in the 71–80% bucket.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Personal & Corporate Banking: distribution of banking products exposure across internal UBS ratings and loss given default (LGD) buckets[1]
USD million, except where indicated	31.12.20						31.12.19
		LGD buckets				Weighted average LGD (%)		Weighted average LGD (%)
Internal UBS rating[2]	Exposure	0–25%	26–50%	51–75%	76–100%		Exposure
Investment grade	121,386	72,522	37,724	9,522	1,617	26	102,491	27
Sub-investment grade	63,266	25,720	23,644	11,891	2,011	33	58,597	34
of which: 6−9	58,141	23,714	21,850	10,794	1,783	33	53,811	34
of which: 10−13	5,125	2,006	1,794	1,098	228	35	4,786	32
Defaulted / Credit-impaired	1,997	53	1,702	241	0	41	1,694	40
Total exposure before deduction of allowances and provisions	186,648	98,296	63,070	21,654	3,628	29	162,782	29
Less: allowances and provisions	(795)						(660)
Net banking products exposure[1]	185,853						162,121

1 Excluding balances at central banks and Group Treasury reallocations.    2 The ratings of the major credit rating agencies, and their mapping to our internal rating scale, are shown in the “Internal UBS rating scale and mapping of external ratings” table in this section.

Personal & Corporate Banking: unsecured loans by industry sector
	31.12.20		31.12.19
	USD million	%	USD million	%
Construction	157	1.4	135	1.3
Financial institutions	2,553	23.2	1,873	18.5
Hotels and restaurants	133	1.2	81	0.8
Manufacturing	1,572	14.3	1,536	15.2
Private households	1,648	15.0	1,609	15.9
Public authorities	472	4.3	497	4.9
Real estate and rentals	498	4.5	236	2.3
Retail and wholesale	1,756	16.0	1,981	19.6
Services	1,896	17.3	1,850	18.3
Other	309	2.8	313	3.1
Exposure, gross	10,994	100.0	10,111	100.0

Swiss mortgages: distribution of net exposure at default (EAD) across exposure segments and loan-to-value (LTV) buckets
USD billion, except where indicated			31.12.20							31.12.19
		LTV buckets
Exposure segment		≤30%	31–50%	51–60%	61–70%	71–80%	81–100%	>100%	Total	Total
Residential mortgages	Net EAD	86.6	38.8	10.9	5.4	1.7	0.4	0.2	143.9	127.7
	as a % of row total	60	27	8	4	1	0	0	100
Income-producing real estate	Net EAD	14.7	5.8	1.4	0.6	0.2	0.1	0.0	22.8	18.7
	as a % of row total	65	25	6	3	1	0	0	100
Corporates	Net EAD	6.9	2.6	0.7	0.3	0.1	0.1	0.0	10.8	9.6
	as a % of row total	64	24	6	3	1	1	0	100
Other segments	Net EAD	0.6	0.2	0.0	0.0	0.0	0.0	0.0	0.8	0.7
	as a % of row total	68	21	5	3	1	1	0	100
Mortgage-covered exposure	Net EAD	108.8	47.3	13.0	6.4	2.0	0.5	0.2	178.3	156.7
	as a % of total	61	27	7	4	1	0	0	100
Mortgage-covered exposure 31.12.19	Net EAD	94.6	41.7	11.8	6.1	2.1	0.4	0.1	156.7
	as a % of total	60	27	8	4	1	0	0	100

Asset Management

Gross banking products exposure within Asset Management was USD 3.4 billion as of 31 December 2020, compared with USD 2.9 billion as of 31 December 2019. Banking products relate primarily to balances at central banks and to a lesser extent to cash at banks held by individual Asset Management legal entities, liquid assets and receivables.

Investment Bank

The Investment Bank’s lending activities are largely associated with corporate and non-bank financial institutions. The business is broadly diversified across industry sectors, but concentrated in North America.

The gross banking products exposure including balances at central banks and Group Treasury reallocations was USD 56 billion as of 31 December 2020, compared with USD 48 billion as of 31 December 2019. Gross banking products exposure excluding balances at central banks and Group Treasury reallocations increased to USD 37 billion from USD 32 billion, mostly driven by increases in loans and advances to customers. Based on our internal ratings, 53% of this gross banking products exposure was classified as investment grade. The vast majority of the gross banking products exposure had an estimated LGD below 50%.

Our loan underwriting business’s overall ability to distribute risk remained sound. Total mandated temporary loan underwriting exposure ended 2020 at USD 4.9 billion, compared with USD 4.4 billion at the end of the prior year. Loan underwriting exposures are classified as held for trading, with fair values reflecting market conditions at the end of 2020.

›   Refer to “Credit risk models” in this section for more information about LGD, rating grades and rating agency mappings

Investment Bank: distribution of banking products exposure across internal UBS ratings and loss given default (LGD) buckets[1]
USD million, except where indicated	31.12.20						31.12.19
		LGD buckets				Weighted average LGD (%)		Weighted average LGD (%)
Internal UBS rating[2]	Exposure	0–25%	26–50%	51–75%	76–100%		Exposure
Investment grade	19,303	6,858	8,478	3,680	288	36	17,541	40
Sub-investment grade	16,785	4,598	5,111	6,957	120	17	14,598	18
of which: 6−9	12,030	3,014	2,060	6,836	120	11	10,746	14
of which: 10−13	4,756	1,584	3,051	121	0	30	3,852	30
Defaulted / Credit-impaired	450	92	113	233	12	53	91	40
Banking products exposure[1]	36,538	11,547	13,701	10,870	420	27	32,229	30

1 Excluding balances at central banks and Group Treasury reallocations.    2 The ratings of the major credit rating agencies, and their mapping to our internal rating scale, are shown in the “Internal UBS rating scale and mapping of external ratings” table in this section.

Investment Bank: banking products exposure by geographical region[1]
	31.12.20		31.12.19
	USD million	%	USD million	%
Asia Pacific	7,216	19.7	5,080	15.8
Latin America	1,584	4.3	844	2.6
Middle East and Africa	428	1.2	467	1.5
North America	15,462	42.3	16,553	51.4
Switzerland	720	2.0	779	2.4
Rest of Europe	11,129	30.5	8,505	26.4
Exposure[1]	36,538	100.0	32,229	100.0
1 Excluding balances at central banks and Group Treasury reallocations.

Investment Bank: banking products exposure by industry sector[1]
	31.12.20		31.12.19
	USD million	%	USD million	%
Banks	7,286	19.9	5,375	16.7
Chemicals	876	2.4	766	2.4
Electricity, gas, water supply	448	1.2	534	1.7
Financial institutions, excluding banks	13,130	35.9	12,944	40.2
Manufacturing	1,681	4.6	1,705	5.3
Mining	1,558	4.3	1,699	5.3
Public authorities	1,273	3.5	872	2.7
Real estate and construction	1,421	3.9	1,291	4.0
Retail and wholesale	2,041	5.6	1,842	5.7
Technology and communications	3,443	9.4	2,302	7.1
Transport and storage	445	1.2	458	1.4
Other	2,937	8.0	2,441	7.6
Exposure[1]	36,538	100.0	32,229	100.0
1 Excluding balances at central banks and Group Treasury reallocations.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Group Functions

Gross banking products exposure within Group Functions, which arises primarily in connection with treasury activities, increased by USD 22 billion to USD 52 billion. Of this increase, USD 18 billion came from balances at central banks, as the Group increased its liquidity reserves in a volatile market environment.

›   Refer to “Balance sheet assets” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information

›   Refer to the “Group Functions” section of this report for more information

Traded products

Audited | Counterparty credit risk arising from traded products, which include over-the-counter (OTC) derivatives, exchange-traded derivatives (ETD) exposures and securities financing transactions (SFTs), originating in the Investment Bank, Non-core and Legacy Portfolio, and Group Treasury is generally managed on a close-out basis. This takes into account possible effects of market movements on the exposure and any associated collateral over the time it would take to close out our positions. In the Investment Bank, limits are applied to the potential future exposure per counterparty, with the size of the limit dependent on the creditworthiness (as determined by Risk Control) of the counterparty. Limit frameworks are also applied to control overall exposure to specific classes or categories of collateral on a portfolio level. Such portfolio limits are monitored and reported to senior management.

Trading in OTC derivatives is conducted through central counterparties (CCPs) where practicable. Where CCPs are not used, we have clearly defined policies and processes for trading on a bilateral basis. Trading is typically conducted under bilateral International Swaps and Derivatives Association (ISDA) or similar master netting agreements, which generally allow for close-out and netting of transactions in case of default, subject to applicable law. For most major market participant counterparties, we use two-way collateral agreements under which either party can be required to provide collateral in the form of cash or marketable securities when the exposure exceeds specified levels. This collateral typically consists of well-rated government debt or other collateral permitted by applicable regulations. For certain counterparties, an initial margin is taken to cover some or all of the calculated close-out exposure. This is in addition to the variation margin taken to settle changes in market value of transactions. Regulations on margining uncleared OTC derivatives continue to evolve. These generally expand the scope of bilateral derivatives activity subject to margining. They will also result in greater amounts of initial margin received from, and posted to, certain bilateral trading counterparties than had been required in the past. These changes should result in lower close-out risk over time. p

›   Refer to “Note 10 Derivative instruments” in the “Consolidated financial statements” section of this report for more information about OTC derivatives settled through central counterparties

›   Refer to “Note 22 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of this report for more information about the effect of netting and collateral arrangements on derivative exposures

Credit risk arising from traded products, after the effects of master netting agreements but excluding credit valuation adjustments and hedges, increased by USD 3 billion to USD 51 billion as of 31 December 2020. OTC derivatives accounted for USD 19 billion, exposures from SFTs were USD 22 billion, and ETD exposures amounted to USD 10 billion. OTC derivatives exposures are generally measured as net positive replacement values after the application of legally enforceable netting agreements and the deduction of cash and marketable securities held as collateral. SFT exposures are reported taking into account collateral received, and ETD exposures take into account collateral margin calls.

Of the total of USD 51 billion gross traded products exposures, USD 40 billion was within the Investment Bank, Non-core and Legacy Portfolio, and Group Treasury, compared with USD 38 billion therein as of 31 December 2019. As counterparty risk for traded products is managed at the counterparty level, no further split is provided between exposures in the Investment Bank and those in Non-core and Legacy Portfolio and Group Treasury. The tables on the next page provide more information about the OTC derivatives, SFT and ETD exposures of the Investment Bank, Non-core and Legacy Portfolio, and Group Treasury.

Investment Bank, Non-core and Legacy Portfolio and Group Treasury: traded products exposure
USD million	OTC derivatives	SFTs	ETD	Total	Total
	31.12.20				31.12.19
Total exposure, before deduction of credit valuation adjustments and hedges	11,236	21,753	7,227	40,215	38,232
Less: credit valuation adjustments and allowances	(54)	0	0	(54)	(38)
Less: credit protection bought (credit default swaps, notional)	(126)	0	0	(126)	(242)
Net exposure after credit valuation adjustments, allowances and hedges	11,056	21,753	7,227	40,035	37,952

Investment Bank, Non-core and Legacy Portfolio and Group Treasury: distribution of net OTC derivatives and SFT exposure across internal UBS ratings and loss given default (LGD) buckets
USD million, except where indicated	31.12.20						31.12.19
		LGD buckets				Weighted average LGD (%)		Weighted average LGD (%)
Internal UBS rating[1]	Exposure	0–25%	26–50%	51–75%	76–100%		Exposure
Net OTC derivatives exposure
Investment grade	10,436	195	8,343	1,475	423	49	9,247	47
Sub-investment grade	620	113	109	313	85	55	304	56
of which: 6−9	487	93	87	246	61	55	176	57
of which: 10−12	114	3	22	67	21	62	112	58
of which: 13 and defaulted	19	17	0	0	2	12	16	19
Total net OTC derivatives exposure, after credit valuation adjustments and hedges	11,056	307	8,453	1,788	508	49	9,550	47

Net SFT exposure
Investment grade	21,155	253	18,883	1,518	501	40	20,524	40
Sub-investment grade	598	94	223	84	197	59	297	62
Total net SFT exposure	21,753	347	19,106	1,602	698	40	20,821	40
1 The ratings of the major credit rating agencies, and their mapping to our internal rating scale, are shown in the “Internal UBS rating scale and mapping of external ratings” table in this section.

Investment Bank, Non-core and Legacy Portfolio and Group Treasury: net OTC derivatives and SFT exposure by geographical region
	Net OTC derivatives exposure				Net SFT exposure
	31.12.20		31.12.19		31.12.20		31.12.19
	USD million	%	USD million	%	USD million	%	USD million	%
Asia Pacific	2,139	19.3	1,383	14.5	5,123	23.6	5,055	24.3
Latin America	162	1.5	97	1.0	18	0.1	4	0.0
Middle East and Africa	263	2.4	123	1.3	939	4.3	900	4.3
North America	2,539	23.0	2,421	25.3	4,778	22.0	4,714	22.6
Switzerland	667	6.0	1,022	10.7	1,329	6.1	852	4.1
Rest of Europe	5,286	47.8	4,503	47.2	9,566	44.0	9,297	44.7
Exposure	11,056	100.0	9,550	100.0	21,753	100.0	20,821	100.0

Investment Bank, Non-core and Legacy Portfolio and Group Treasury: net OTC derivatives and SFT exposure by industry sector
	Net OTC derivatives exposure				Net SFT exposure
	31.12.20		31.12.19		31.12.20		31.12.19
	USD million	%	USD million	%	USD million	%	USD million	%
Banks	5,181	46.9	4,608	48.3	3,796	17.5	3,713	17.8
Chemicals	10	0.1	4	0.0	0	0.0	0	0.0
Electricity, gas, water supply	127	1.2	99	1.0	0	0.0	0	0.0
Financial institutions, excluding banks	3,439	31.1	3,188	33.4	15,907	73.1	15,593	74.9
Manufacturing	68	0.6	67	0.7	0	0.0	0	0.0
Mining	12	0.1	9	0.1	0	0.0	0	0.0
Public authorities	1,339	12.1	1,019	10.7	2,050	9.4	1,514	7.3
Retail and wholesale	44	0.4	17	0.2	0	0.0	0	0.0
Transport, storage and communication	481	4.3	383	4.0	0	0.0	0	0.0
Other	356	3.2	156	1.6	1	0.0	0	0.0
Exposure	11,056	100.0	9,550	100.0	21,753	100.0	20,821	100.0

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Credit risk mitigation

Audited | We actively manage credit risk in our portfolios by taking collateral against exposures and by utilizing credit hedging. p

Lending secured by real estate

Audited | We use a scoring model as part of a standardized front-to-back process for credit decisions on the originating or modifying of Swiss mortgage loans. The model’s two key factors are an affordability calculation relative to gross income and the LTV ratio. p

The calculation of affordability takes into account interest payments, minimum amortization requirements, potential property maintenance costs and, for rental properties, the level of rental income. Interest payments are estimated using a predefined framework, which considers the potential for significant interest rates increases over the lifetime of the loan. The interest rate is set at 5% per annum.

For residential properties occupied by the borrower, the maximum LTV for the standard approval process is 80% and 60% for holiday homes and luxury real estate. For other properties, the maximum LTV allowed within the standard approval process ranges from 30% to 80%, depending on the type and age of the property, and the amount of renovation work needed.

Audited | The value we assign to each property is based on the lowest value determined from model-derived valuations, the purchase price and, in some cases, an additional external valuation. p

Two separate models provided by a market-leading external vendor are used to derive property valuations for owner-occupied residential properties (ORPs) and income-producing real estate (IPRE). We estimate the current value of an ORP using a regression model (a hedonic model) based on statistical comparison against current transaction data. We derive the property value from the characteristics of the real estate itself, as well as those of its location. In addition to the initial valuation, values for ORPs are updated quarterly over the lifetime of the loan using region-specific real estate price indices. The price indices are sourced from an external vendor and subject to internal validation and benchmarking. We use these valuations quarterly to compute indexed LTV for all ORPs and consider them along with other risk measures (e.g., rating migration and behavioral information) to identify higher-risk loans, which are then each reviewed by client advisors and credit officers, with necessary action taken.

For IPRE, the capitalization rate model is used to determine the property valuation by discounting estimated sustainable future income using a capitalization rate based on various attributes. These attributes consider regional and specific property characteristics, such as market and location data (e.g., vacancy rates), benchmarks (e.g., for running costs) and certain other standardized input parameters (e.g., property condition). Rental income from IPRE is reviewed at least once every three years, but indications of significant changes in the amount of rental income or in the vacancy rate can trigger an interim reappraisal.

To take market developments into account for these models, the external vendor regularly updates the parameters and / or refines the architecture for each model. Model changes and parameter updates are subject to the same validation procedures as our internally developed models.

Audited | We similarly apply underwriting guidelines for our Global Wealth Management Region Americas mortgage loan portfolio, taking into account loan affordability and collateral sufficiency. LTV standards are defined for the various mortgage types, such as residential mortgages or investment properties, based on associated risk factors, such as property type, loan size, and purpose. The maximum LTV allowed within the standard approval process ranges from 45% to 80%. In addition to LTV, other credit risk metrics, such as debt-to-income ratios, credit scores and required client reserves, are also part of our underwriting guidelines.

A risk limit framework is applied to the Global Wealth Management Region Americas mortgage loan portfolio. Limits are set to govern exposures within LTV categories, geographic concentrations, portfolio growth and high-risk mortgage segments, such as interest-only loans. These limits are monitored by a specialized credit risk monitoring team and reported to senior management. Supplementing this limit framework is a real estate lending policy and procedures framework, set up to govern real estate lending activities. Quality assurance and quality control programs monitor compliance with mortgage underwriting and documentation requirements. p

›   Refer to “Swiss mortgage loan portfolio” in this section for more information about LTV in our Swiss mortgage portfolio

Lombard lending

Audited | Lombard loans are secured by pledges of marketable securities, guarantees and other forms of collateral. Eligible financial securities are primarily liquid and actively traded transferable securities (such as bonds and equities), and other transferable securities, such as approved structured products for which regular prices are available and the issuer of the security provides a market. To a lesser degree, less liquid collateral is also used.

We derive lending values by applying discounts (haircuts) to the pledged collateral’s market value. Haircuts for marketable securities are calculated to cover possible change in value over a given close-out period and confidence level. Less liquid or more volatile collateral will typically have larger haircuts.

We assess concentration and correlation risks across collateral posted at a counterparty level, and at a divisional level across counterparties. We also perform targeted Group-wide reviews of concentration. Concentration of collateral in single securities, issuers or issuer groups, industry sectors, countries, regions or currencies may result in higher risk and reduced liquidity. In such cases, the lending value of the collateral, margin call and close-out levels are adjusted accordingly. p

Exposures and collateral values are monitored daily with the aim of ensuring that the credit exposure is always within the established risk tolerance. A shortfall occurs when the lending value drops below the exposure; if it exceeds a defined trigger level, a margin call is initiated, requiring the client to provide additional collateral, reduce the exposure or take other action to bring exposure in line with the agreed lending value of the collateral. If a shortfall increases and exceeds a further trigger level, or the shortfall is not corrected within the required period, a close-out is initiated, through which collateral is liquidated, open derivative positions are closed and guarantees are called.

We conduct stress testing of collateralized exposures to simulate market events that reduce collateral value, increase exposure of traded products, or do both. For certain classes of counterparties, limits on such calculated stress exposures are applied and controlled at a counterparty level. Also, portfolio limits are applied across certain businesses or collateral types.

›   Refer to “Stress loss” in this section for more information about our stress testing

Credit hedging

Audited | We use single-name credit default swaps (CDSs), credit-index CDSs, bespoke protection and other instruments to actively manage credit risk in the Investment Bank and Non-core and Legacy Portfolio. The aim is reducing concentrations of risk from specific counterparties, sectors or portfolios and, for counterparty credit risk, the profit or loss effect arising from changes in credit valuation adjustments (CVAs).

We have strict guidelines with regard to taking credit hedges into account for credit risk mitigation purposes. For example, when monitoring exposures against counterparty limits, we do not usually apply certain credit risk mitigants, such as proxy hedges (credit protection on a correlated but different name) or credit-index CDSs, to reduce counterparty exposures. Buying credit protection also creates credit exposure with regard to the protection provider. We monitor and limit exposures to credit protection providers, and also monitor the effectiveness of credit hedges as part of our overall credit exposures to the relevant counterparties. Trading with such counterparties is typically collateralized. For credit protection purchased to hedge the lending portfolio, this includes monitoring mismatches between the maturity of credit protection purchased and the maturity of the associated loan. Such mismatches result in basis risk and may reduce the effectiveness of the credit protection. Mismatches are routinely reported to credit officers and mitigating actions are taken when necessary. p

›   Refer to “Note 10 Derivative instruments” in the “Consolidated financial statements” section of this report for more information

Mitigation of settlement risk

To mitigate settlement risk, we reduce actual settlement volumes by using multi-lateral and bilateral agreements with counterparties including payment netting.

Foreign exchange transactions are our most significant source of settlement risk. We are a member of Continuous Linked Settlement (CLS), an industry utility that provides a multi-lateral framework to settle transactions on a delivery-versus-payment basis, thus reducing foreign exchange-related settlement risk relative to the volume of business. However, mitigation of settlement risk through CLS and other means does not fully eliminate credit risk in foreign exchange transactions resulting from changes in exchange rates prior to settlement, which is managed as part of our overall credit risk management of OTC derivatives.

Credit risk models

Basel III – A-IRB credit risk models

Audited | We have developed tools and models to estimate future credit losses that may be implicit in our current portfolio.

Exposures to individual counterparties are measured using three generally accepted parameters: PD, EAD and LGD. For a given credit facility, the product of these three parameters results in the expected loss. These parameters are the basis for the majority of our internal measures of credit risk, and key inputs for regulatory capital calculation under the advanced internal ratings-based (A-IRB) approach of the Basel III framework. We also use models to derive the portfolio credit risk measures of expected loss, statistical loss and stress loss. p

The “Key features of our main credit risk models” table on the next page shows the number and key features of the models we use to derive PD, LGD and EAD for our main portfolios and asset classes, and is followed by more detailed explanations of these models and parameters.

›   Refer to the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information about the regulatory capital calculation under the advanced internal ratings-based approach

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Key features of our main credit risk models
	Portfolio in scope	Asset class	Model approach	Number of main models	Main drivers	Number of years of loss data[1]
Probability of default	Sovereigns and central banks	Central governments and central banks	Scorecard	1	Political, institutional and economic indicators	>10
	Owner-occupied mortgages in Switzerland and the US	Retail: residential mortgages	Scorecard	2	Behavioral data, affordability relative to income, property type, loan-to-value. Separate models for mortgages in Switzerland and the US	26
	Income-producing real estate mortgages	Retail: residential mortgages, Corporates: specialized lending	Scorecard	1	Loan-to-value, debt service coverage, financial data (for large corporates only), behavioral data. Weights of risk drivers differ between corporate and private clients	26
	Lombard lending	Retail: other	Merton type	1	Loan-to-value, historical asset returns, behavioral data	14
	Small and medium-sized enterprises	Corporates: other lending	Scorecard	1	Financial data including balance sheet ratios and profit and loss, behavioral data. Weights of risk drivers differ depending on the corporate client sub-segment	26
	Banks	Banks and securities dealers	Scorecard	4	Financial data including balance sheet ratios and profit and loss. Separate models for banks – developed markets, banks – emerging markets, broker-dealers and investment banks, and private banks	13
	Commodity traders	Corporates: specialized lending	Scorecard	1	Financial data including balance sheet ratios and profit and loss, as well as non-financial criteria	22
	Aircraft financing	Corporates: other lending	Rating template	1	Financial structure of the transaction	14
	Large corporates	Corporates: other lending	Scorecard / market data	3	Financial data including balance sheet ratios and profit and loss, and market data. Separate rating tools for corporates with publicly traded and highly liquid stocks (market intelligence tool), private corporates, and leveraged corporates	13
	Other portfolios	Corporates: other lending, Public-sector entities and multi-lateral development banks	Scorecard / pooled rating approach / rating template	9	Financial data and / or historical portfolio performance for pooled ratings. Separate models for hedge funds, managed funds, insurance companies, commercial real estate loans, mortgage originators, public-sector entities and multi-lateral development banks / supranationals	13
Loss given default	Owner-occupied mortgages in Switzerland and the US	Retail: residential mortgages	Statistical model	2	Loan-to-value, time since last valuation. Separate models for mortgages in Switzerland and the US	11
	Income-producing real estate mortgages	Retail: residential mortgages, Corporates: specialized lending	Statistical model	1	Loan-to-value, time since last valuation, property type, location indicator	11
	Lombard lending	Retail: other	Statistical model, simulation	1	Historical observed loss rates	12
	Small and medium-sized enterprises	Corporates: other lending	Statistical model	2	Separate models for mortgage and non-mortgage LGDs. Mortgage models: loan-to-value, time since last valuation, property type, location indicator. Non-mortgage models: historical observed loss rates	11–17
	Investment Bank – all counterparties	Across the asset classes	Statistical model	2

Counterparty and facility specific, including industry segment, collateral, seniority, legal environment and bankruptcy procedures. Specific model for sovereign LGDs based on econometric modeling of past default events using GDP per capita, government debt, and other quantitative and qualitative factors such as the share of multi-lateral debt service, the size of the banking sector and institutional quality

						5–10
Exposure at default	Banking products	Across the asset classes	Statistical model	3	Separate models based on exposure type (committed credit lines, revocable credit lines, contingent products)	>10
	Traded products	Across the asset classes	Statistical model	2	Product-specific market drivers, e.g., interest rates. Separate models for OTC derivatives, ETDs and SFTs that generate the simulation of risk factors used for the credit exposure measure	n/a
1 For sovereign and Investment Bank PD models, the length of internal portfolio history is shown in “Number of years of loss data”.

Audited |

Internal UBS rating scale and mapping of external ratings
Internal UBS rating	1-year PD range in %	Description	Moody’s Investors Service mapping	Standard & Poor’s mapping	Fitch mapping
0 and 1	0.00–0.02	Investment grade	Aaa	AAA	AAA
2	0.02–0.05		Aa1 to Aa3	AA+ to AA–	AA+ to AA–
3	0.05–0.12		A1 to A3	A+ to A–	A+ to A–
4	0.12–0.25		Baa1 to Baa2	BBB+ to BBB	BBB+ to BBB
5	0.25–0.50		Baa3	BBB–	BBB–
6	0.50–0.80	Sub-investment grade	Ba1	BB+	BB+
7	0.80–1.30		Ba2	BB	BB
8	1.30–2.10		Ba3	BB–	BB–
9	2.10–3.50		B1	B+	B+
10	3.50–6.00		B2	B	B
11	6.00–10.00		B3	B–	B–
12	10.00–17.00		Caa
13	>17		Ca to C	CCC to C	CCC to C
Counterparty is in default	Default	Defaulted		D	D

p

Probability of default

PD estimates the likelihood of a counterparty defaulting on its contractual obligations over the next 12 months. PD ratings are used for credit risk measurement and are an important input for determining credit risk approval authorities. For calculating RWA, a three-basis-point PD floor is applied to banks, corporates and retail exposures as required under the Basel III framework. We apply an eight-basis-point PD floor for Swiss owner-occupied mortgages and a four-basis-point PD floor for Lombard loans.

PD is assessed using rating tools tailored to the various categories of counterparties. Statistically developed scorecards, based on key attributes of the obligor, are used to determine PD for many corporate clients and loans secured by real estate. Where available, market data may also be used to derive the PD for large corporate counterparties. For low-default portfolios, we take into account available relevant external default data in the rating tool development. For Lombard loans, our rating approach uses Merton-type historical return-based model simulations taking into account potential changes in securities collateral value. These categories are also calibrated to our internal credit rating scale (masterscale), designed to ensure a consistent assessment of default probabilities across counterparties. Our masterscale expresses one-year default probabilities determined using our various rating tools by means of distinct classes, with each class incorporating a range of default probabilities. Counterparties move between rating classes as our assessment of their PD changes.

The ratings of major credit rating agencies, and their mapping to our masterscale and internal PD bands, are shown in the “Internal UBS rating scale and mapping of external ratings” table above. For Moody’s and Standard & Poor’s, the mapping is based on the long-term average of one-year default rates available from these rating agencies, with Fitch ratings being mapped to the equivalent Standard & Poor’s ratings. For each external rating category, average default rate is compared with our internal PD bands to derive a mapping to our internal rating scale. Our internal rating of a counterparty may thus diverge from one or more of the correlated external ratings shown in the table. Observed defaults by rating agencies may vary through economic cycles, and we do not necessarily expect the actual number of defaults in our equivalent rating band to equal the rating agencies’ average in any given period. We periodically assess the long-term average default rates of credit rating agencies’ ratings, and adjust their mapping to our masterscale as needed to reflect any material changes.

Exposure at default

EAD is the amount we expect to be owed by a counterparty at the time of a possible default. We derive EAD from current exposure to the counterparty and possible future exposure development.

The EAD of an on-balance sheet loan is its notional amount. For off-balance sheet commitments that are not drawn, credit conversion factors (CCFs) are used in order to obtain an expected on-balance sheet amount. Such CCFs are based on historical observations. To comply with regulatory guidance, we floor individual observed CCF values at zero in the CCF model; i.e., we assume that the drawn EAD will be no less than the drawn amount one year prior to default.

For traded products, we derive EAD by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques. We assess the net amount that may be owed to us or that we may owe to others, taking into account the effect of market movements over the potential time it would take to close out positions. For ETDs, calculation of EAD takes into account collateral margin calls. When measuring individual counterparty exposure against credit limits, we consider the maximum likely exposure measured to a high level of confidence. However, when aggregating exposures to different counterparties for portfolio risk measurement purposes, we use the expected exposure to each counterparty at a given time period (usually one year) generated by the same model.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

We assess exposures where there is a material correlation between the factors driving the credit quality of the counterparty and those driving the potential future value of our traded products exposure (wrong-way risk), and we have established specific controls to mitigate such risks.

Loss given default

LGD is the magnitude of the likely loss if there is a default. Our LGD estimates, which consider downturn conditions, include loss of principal, interest and other amounts (such as workout costs, including the cost of carrying an impaired position during the workout process) less recovered amounts. We determine LGD based on the likely recovery rate of claims against defaulted counterparties, which depends on the type of counterparty and any credit mitigation due to collateral or guarantees. Our estimates are supported by internal loss data and external information, where available. If we hold collateral, such as marketable securities or a mortgage on a property, LTV ratios are typically a key parameter in determining LGD. For low-default portfolios, where available, we take into account relevant external default data in the rating tool development. In RWA calculation, a regulatory LGD floor of 10% is applied for exposures secured by residential properties. Additionally, we apply a 30% LGD floor for Lombard loans in Global Wealth Management outside Region Americas and a 25% LGD floor for Lombard loans in Global Wealth Management Region Americas. All other LGDs are subject to a 5% floor.

Expected loss

Credit losses are an inherent cost of doing business and the occurrence and amount of credit losses can be erratic. We use the concept of expected loss to quantify future credit losses that may be implicit in our current portfolio. The expected loss for a given credit facility is a product of the three components described above, i.e., PD, EAD and LGD. We aggregate the expected loss for individual counterparties to derive our expected portfolio credit losses.

Expected loss (EL) for regulatory and internal risk control purposes is a statistical measure used to estimate the average annual costs we expect to experience from positions that become impaired. EL is the basis for quantifying credit risk in all our portfolios. We use a statistical modeling approach to estimate the loss profile of each of our credit portfolios over a one-year period to a specified level of confidence. The mean value of this loss distribution is the expected loss. EL provides an indication of the level of risk in our portfolio and it may change over time. Some parameters have to be estimated on a conservative basis in order to meet the regulatory requirements for banks applying the internal ratings-based approach to determine RWA.

IFRS 9 – ECL credit risk models
Comparison of Basel III EL and IFRS 9 ECL credit risk models

The IFRS 9 expected credit loss (ECL) concept has a number of key differences from our standard credit risk models, both in the loss estimation process and the result thereof. Most notably, regulatory Basel III EL parameters are through-the-cycle / downturn estimates, which might include a margin of conservatism, while IFRS 9 ECL parameters are typically point-in-time, reflecting current economic conditions and future outlook. The table on the next page summarizes the main differences. Stage 1 and 2 ECL expenses in 2020 were USD 266 million and respective allowances and provisions as of 31 December 2020 were USD 639 million. This includes ECL allowances and provisions of USD 555 million related to positions under the Basel III advanced internal ratings-based approach. Basel III Expected Loss for non-defaulted positions increased by USD 123 million to USD 885 million.

›   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about our accounting policy for allowances and provisions for ECL including key definitions relevant for the ECL calculation under IFRS 9

Expected credit loss

Expected credit losses (ECLs) are defined as the difference between contractual cash flows and those UBS expects to receive, discounted at the effective interest rate (EIR). For loan commitments and other credit facilities in scope of ECL requirements, expected cash shortfalls are determined by considering expected future drawdowns. Rather than focusing on an average through-the-cycle expected annual loss, the purpose of ECL is to estimate the amount of losses inherent in a portfolio based on current conditions and future outlook (a point-in-time measure), whereby such a forecast has to include all information available without undue cost and effort, and address multiple scenarios where there is perceived non-linearity between changes in economic conditions and their effect on credit losses. From a credit risk modeling perspective, ECL parameters are generally derivations of the factors assessed for regulatory Basel III EL.

The table below shows the main differences between the two expected loss measures.

	Basel III EL (advanced internal ratings-based approach)	IFRS 9 ECL
Scope

The Basel III advanced internal ratings-based (A-IRB) approach applies to most credit risk exposures. It includes transactions measured at amortized cost, at fair value through profit or loss and at fair value through OCI, including loan commitments and financial guarantees.

The IFRS 9 expected credit loss (ECL) calculation mainly applies to financial assets measured at amortized cost and debt instruments measured at fair value through OCI, as well as loan commitments and financial guarantees not at fair value through profit or loss.

12-month versus lifetime expected loss	The Basel III A-IRB approach takes into account expected losses resulting from expected default events occurring within the next 12 months.

In the absence of a significant increase in credit risk (SICR), a maximum 12‑month ECL is recognized to reflect lifetime cash shortfalls that will result if a default event occurs in the 12 months after the reporting date (or a shorter period if the expected lifetime is less). Once an SICR event has occurred, a lifetime ECL is recognized considering expected default events over the life of the transaction.

Exposure at default (EAD)

EAD is the amount we expect a counterparty to owe us at the time of a possible default. For banking products, EAD equals book value as of the reporting date; for traded products, such as securities financing transactions, EAD is modeled. EAD is expected to remain constant over a 12-month period. For loan commitments, a credit conversion factor is applied to model expected future drawdowns over the 12‑month period, irrespective of the actual maturity of a particular transaction. The credit conversion factor includes downturn adjustments.

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

Probability of default (PD)

PD estimates are determined on a through-the-cycle (TTC) basis. They represent historical average PDs, taking into account observed losses over a prolonged historical period, and therefore are less sensitive to movements in the underlying economy.

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

Further key aspects of credit risk models

Stress loss

We complement our statistical modeling approach with scenario-based stress loss measures. Stress tests are run regularly to monitor potential effects of extreme, but nevertheless plausible, events on our portfolios, under which key credit risk parameters are assumed to deteriorate substantially. Where we consider it appropriate, we apply limits on this basis.

Stress scenarios and methodologies are tailored to portfolios’ natures, ranging from regionally focused to global systemic events, and varying in time horizon. For example, for our loan underwriting portfolio, we apply a global market event under which, simultaneously, the market for loan syndication freezes, market conditions significantly worsen, and credit quality deteriorates. Similarly, for Lombard lending we use a range of scenarios representing instantaneous market shocks to all collateral and exposure positions, taking into consideration liquidity and potential concentration. The portfolio-specific stress test for our mortgage lending business in Switzerland reflects a multi-year event, and the overarching stress test for global wholesale and counterparty credit risk exposure to corporations uses a one-year global stress event and takes into account exposure concentration to single counterparties.

›   Refer to “Stress testing” in this section for more information about our stress testing framework

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Credit risk model confirmation

Our approach to model confirmation involves both quantitative methods, e.g., monitoring compositional changes in portfolios and results of backtesting, and qualitative assessments, such as feedback from users on model output as a practical indicator of a model’s performance and reliability.

Material changes in portfolio composition may invalidate the conceptual soundness of a model. We therefore perform regular analyses of the evolution of portfolios to identify such changes in the structure and credit quality of portfolios. This includes analyses of changes in key attributes, changes in portfolio concentration measures and changes in RWA.

›   Refer to “Risk measurement” in this section for more information about our approach to model confirmation procedures

Backtesting

We monitor the performance of models by backtesting and benchmarking them, with model outcomes compared with actual results, based on our internal experience and externally observed results. To assess the predictive power of credit exposure models for traded products, such as OTC derivatives and ETD products, we statistically compare predicted future exposure distributions at different forecast horizons with realized values.

For PD, we use statistical modeling to derive a predicted distribution of the number of defaults. The observed number of defaults is compared with this distribution, letting us derive a statistical level of confidence in the model conservatism. We also derive a lower and upper limit for the average default rate. If the portfolio average PD lies outside the derived interval, the rating tool is, as a general rule, recalibrated.

For LGD, backtesting statistically tests whether the mean difference between the observed and predicted LGD is zero. If the test fails, there is evidence that our predicted LGD is too low. In such cases, and where these differences are outside expectations, models are recalibrated.

Main credit models backtesting by regulatory asset class
	Length of time series used for the calibration (in years)	Actual rates in %			Estimated average rates at the start of 2020 in %
		Average of last 5 years[1]	Min. of last 5 years[2]	Max. of last 5 years[2]
Probability of default[3]
Central governments and central banks	>10[4]	0.00	0.00	0.00	0.16
Banks and securities dealers	>10	0.16	0.00	0.53	0.67
Public-sector entities, multi-lateral development banks	>10	0.04	0.00	0.21	0.21
Corporates: specialized lending	>10	0.36	0.20	0.60	1.24
Corporates: other lending	>10	0.28	0.24	0.33	0.41
Retail: residential mortgages	>20	0.22	0.12	0.28	0.55
Retail: other	>10	0.01	0.00	0.01	0.29

Loss given default
Central governments and central banks	>10				52.20
Banks and securities dealers	>10				48.60
Public-sector entities, multi-lateral development banks	>10				27.20
Corporates: specialized lending	>10	8.00	0.00	34.60	22.90
Corporates: other lending	>10	23.60	5.80	28.00	38.00
Retail: residential mortgages	>20	0.70	0.00	1.70	19.90
Retail: other	>10	17.30	16.70	17.90	28.40

Credit conversion factors
Corporates	>10	18.60	6.90	37.90	42.60

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

CCFs, used for the calculation of EAD for undrawn facilities with corporate counterparties, are dependent on several credit facility contractual dimensions. We compare the predicted amount drawn with observed historical use of such facilities by defaulted counterparties. If any statistically significant deviation is observed, the relevant CCFs are redefined.

The “Main credit models backtesting by regulatory asset class” table on the previous page compares the current model calibration for PD, LGD and CCFs with historical observed values over the last five years.

Changes to models and model parameters during the period

Part of our continuous efforts to enhance models to reflect market developments and newly available data was updating several models in 2020.

Personal & Corporate Banking introduced a redeveloped PD and LGD model for the commodity trade finance business. The RWA impact of the new model was neutralized, as requested by FINMA, pending further analysis and review of the model’s calibration level. We also recalibrated the risk parameters for real estate portfolios and Lombard loans in Personal & Corporate Banking and Global Wealth Management.

A new rating model for debt REITs went live in the Investment Bank. Non-profit organization segment clients have been moved to standardized RWA for capital calculation. Both changes have an immaterial RWA impact.

For counterparty credit risk (CCR) models, we recalibrated the market parameters in the securities financing transactions (SFT) model.

Where required, changes to models and model parameters were approved by FINMA before being made.

›   Refer to “Risk-weighted assets” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the effect of the changes to models and model parameters on credit risk RWA

Future credit risk-related regulatory capital developments

In December 2017, the Basel Committee on Banking Supervision (the BCBS) announced the finalization of the Basel III framework, which we do not expect to become mandatory in Switzerland until after the BCBS target effective date of 1 January 2023. The updated framework makes a number of revisions to the internal ratings-based (IRB) approaches, namely: (i) removing the option of using the A-IRB approach for certain asset classes (including large and medium-sized corporate clients, and banks and other financial institutions); (ii) placing floors on certain model inputs under the IRB approach, e.g., PD and LGD; and (iii) introducing various requirements to reduce RWA variability (e.g., for LGD).

The published framework has a number of requirements that are subject to national discretion. Also, revisions to the CVA framework were published, including the removal of the advanced CVA approach. UBS has a close dialog with FINMA to discuss in detail the implementation objectives and prepare for a smooth transition of the capital regime for credit risk.

›   Refer to “Capital management objectives, planning and activities” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the development of RWA

›   Refer to “Risk measurement” in this section for more information about our approach to model confirmation procedures

›   Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Credit policies for distressed assets

The “Exposure categorization” chart on the next page shows how we categorize banking products and securities financing transactions as non-performing, defaulted / credit-impaired and purchased or originated credit-impaired.

Non-performing

Audited | In line with the regulatory definition, we report a claim as non-performing when: (i) it is more than 90 days past due; (ii) it is subject to restructuring proceedings, where preferential conditions concerning interest rates, subordination, tenor, etc. have been granted in order to avoid default of the counterparty (forbearance); or (iii) the counterparty is subject to bankruptcy / enforced liquidation proceedings in any form, even if there is sufficient collateral to cover the due payment; or (iv) there is other evidence that payment obligations will not be fully met without recourse to collateral.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Default and credit-impaired

UBS uses a single definition of default for classifying assets and determining the PD of its obligors for risk modeling purposes. The definition of default is based on quantitative and qualitative criteria. A counterparty is classified as defaulted when material payments of interest, principal or fees are overdue for more than 90 days, or more than 180 days for certain exposures in relation to loans to private and commercial clients in Personal & Corporate Banking and to private clients of Global Wealth Management Region Switzerland. UBS does not consider the general 90-day presumption for default recognition appropriate for those portfolios, given the cure rates, which show that strict application of the 90-day criterion would not accurately reflect the inherent credit risk. Counterparties are also classified as defaulted when: bankruptcy, insolvency proceedings or enforced liquidation have commenced; obligations have been restructured on preferential terms (forbearance); or there is other evidence that payment obligations will not be fully met without recourse to collateral. The latter may be the case even if, to date, all contractual payments have been made when due. If one claim against a counterparty is defaulted on, generally all claims against the counterparty are treated as defaulted.

An instrument is classified as credit-impaired if the counterparty is classified as defaulted and / or the instrument is identified as purchased or originated credit-impaired (POCI). An instrument is POCI if it has been purchased at a deep discount to its carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except POCI), it is reported as a stage 3 instrument and remains as such unless all past due amounts have been rectified, additional payments have been made on time, the position is not classified as credit-restructured, and there is general evidence of credit recovery. A three-month probation period is applied before a transfer back to stages 1 or 2 can be triggered. However, most instruments remain in stage 3 for a longer period. As of 31 December 2020, we have no instruments classified as POCI on our books.p

Exposure categorization

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

Forbearance (credit restructuring)

Audited | If payment default is imminent or default has already occurred, we may grant concessions to borrowers in financial difficulties that we would otherwise not consider in the normal course of business, such as offering preferential interest rates, extending maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc. When a forbearance measure takes place, each case is considered individually and the exposure is generally classified as defaulted. Forbearance classification remains until the loan is repaid or written off, non-preferential conditions are granted that supersede the preferential conditions or the counterparty has recovered and the preferential conditions no longer exceed our risk tolerance.

Contractual adjustments when there is no evidence of imminent payment default, or where changes to terms and conditions are within our usual risk tolerance, are not considered to be forborne. p

Loss history statistics

An instrument is classified as credit-impaired if the counterparty has defaulted. This also includes credit-impaired exposures for which no loss has occurred or for which no allowance has been recognized (e.g., because we expect to fully recover the exposures via collateral held).

The “Loss history statistics” table below provides a five-year history of credit loss experience for loans and advances to banks and customers, and ratios of those credit losses relative to credit-impaired and non-performing loans and advances to banks and customers. For 2016 and 2017, the amounts are based on IAS 37 and IAS 39; for 2018 and onward, the amounts are based on IFRS 9.

Credit-impaired loans and advances to banks and customers (stage 3 pursuant to the IFRS 9 ECL framework) were USD 2.9 billion as of 31 December 2020, compared with USD 2.3 billion as of 31 December 2019.

The majority of the credit-impaired exposure relates to loans and advances in our Swiss domestic business. The ratio of credit-impaired loans and advances to banks and customers to total loans and advances to banks and customers was 0.7%, unchanged compared with 31 December 2019.

›   Refer “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about ECL measurement

›   Refer to “Note 14a Other financial assets measured at amortized cost” in the “Consolidated financial statements” section of this report for more details

Loss history statistics
USD million, except where indicated	31.12.20 IFRS 9	31.12.19 IFRS 9	31.12.18 IFRS 9	31.12.17 IAS 37, IAS 39	31.12.16 IAS 37, IAS 39
Loans and advances to banks and customers (gross)	396,049	340,003	338,000	342,604	314,485
Credit-impaired loans and advances to banks and customers	2,945	2,309	2,300	1,104	958
Non-performing loans and advances to banks and customers	3,176	2,466	2,419	2,149	2,357
ECL allowances and provisions for credit losses[1,2]	1,468	1,029	1,054	712	642
of which: allowances for loans and advances to banks and customers[1]	1,076	770	780	678	589
Write-offs	356	142	210	101	121
of which: write-offs for loans and advances to banks and customers	348	122	192	101	121
Credit loss (expense) / release[3]	(694)	(78)	(118)	(131)	(38)
Ratios
Credit-impaired loans and advances to banks and customers as a percentage of loans and advances to banks and customers (gross)	0.7	0.7	0.7	0.3	0.3
Non-performing loans and advances to banks and customers as a percentage of loans and advances to banks and customers (gross)	0.8	0.7	0.7	0.6	0.7
ECL allowances for loans and advances to banks and customers as a percentage of loans and advances to banks and customers (gross)	0.3	0.2	0.2	0.2	0.2
Write-offs as a percentage of average loans and advances to banks and customers (gross) outstanding during the period	0.1	0.0	0.1	0.0	0.0

1 Includes collective loan loss allowances (until 31 December 2017). Until 31 December 2017 did not include allowances for other receivables (31 December 2017: USD 19 million; 31 December 2016: USD 0 million).    2 Includes provisions for ECL of guarantees and loan commitments and allowances for securities financing transactions.    3 Includes credit loss (expense) / release for other financial assets at amortized cost, guarantees, loan commitments, and securities financing transactions.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Market risk

Key developments

Market risk remained at low levels as a result of our continued focus on managing tail risks. Average management VaR (1-day, 95% confidence level) increased to USD 13 million from USD 11 million in the prior year, mainly driven by the Investment Bank’s Global Markets business. The increase was due to unprecedented and sharp market moves across asset classes, as well as updates to the VaR model time series to incorporate the extreme shocks observed in March. The number of negative backtesting exceptions within a 250-business-day window increased from 0 to 3 in March, and remained at 3 as of year-end. The FINMA VaR multiplier for market risk RWA remained unchanged at 3 as of 31 December 2020.

Audited | Main sources of market risk

Market risks arise from both trading and non-trading business activities.

–   Trading market risks are mainly connected with primary debt and equity underwriting and securities and derivatives trading for market-making and client facilitation in our Investment Bank, as well as the remaining positions in Non-core and Legacy Portfolio in Group Functions and our municipal securities trading business in Global Wealth Management.

–   Non-trading market risks arise predominantly in the form of interest rate and foreign exchange risks connected with personal banking and lending in our wealth management businesses, our Swiss personal and corporate banking business and the Investment Bank’s lending business, as well as treasury activities.

–   Group Treasury assumes market risks in the process of managing interest rate risk, structural foreign exchange risk and the Group’s liquidity and funding profile, including HQLA.

–   Equity and debt investments can also give rise to market risks, as can some aspects of employee benefits, such as defined benefit pension schemes. p

Audited | Overview of measurement, monitoring and management techniques

–   Market risk limits are set for the Group, the business divisions, Group Treasury and Non-core and Legacy Portfolio at granular levels in the various business lines, reflecting the nature and magnitude of the market risks.

–   Management VaR measures exposures under the market risk framework, including trading market risks and some non-trading market risks. Non-trading market risks not included in VaR are also covered in the risks controlled by Market & Treasury Risk Control, as set out below.

–   Our primary portfolio measures of market risk are liquidity-adjusted stress (LAS) loss and VaR. Both are common to all business divisions and subject to limits that are approved by the Board of Directors (the BoD).

–   These measures are complemented by concentration and granular limits for general and specific market risk factors. Our trading businesses are subject to multiple market risk limits, which take into account the extent of market liquidity and volatility, available operational capacity, valuation uncertainty and, for our single-name exposures, issuer credit quality.

–   Trading market risks are managed on an integrated basis at portfolio level. As risk factor sensitivities change due to new transactions, transaction expiries or changes in market levels, risk factors are dynamically rehedged to remain within limits. Thus we do not generally seek to distinguish in the trading portfolio between specific positions and associated hedges.

–   Issuer risk is controlled by limits applied at business division level based on jump-to-zero measures, which estimate maximum default exposure (the default event loss assuming zero recovery).

–   Non-trading foreign exchange risks are managed under market risk limits, with the exception of Group Treasury management of consolidated capital activity.

Our Market & Treasury Risk Control function applies a holistic risk framework, setting the appetite for treasury-related risk-taking activities across the Group. A key element of the framework is an overarching economic value sensitivity limit, set by the BoD. That limit is linked to the level of Basel III common equity tier 1 (CET1) capital, and takes into account risks arising from interest rates, foreign exchange and credit spreads. Also, the sensitivity of net interest income to changes in interest rates is monitored against targets set by the Group CEO, so as to analyze the outlook and volatility of net interest income based on market-expected interest rates. Limits are also set by the BoD to balance the effect of foreign exchange movements on our CET1 capital and CET1 capital ratio. Non-trading interest rate and foreign exchange risks are included in Group-wide statistical and stress testing metrics, which flow into our risk appetite framework.

Equity and debt investments are subject to a range of risk controls, including preapproval of new investments by business management and Risk Control and regular monitoring and reporting. They are also included in Group-wide statistical and stress testing metrics. p

›   Refer to “Currency management” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about Group Treasury’s management of foreign exchange risks

›   Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the sensitivity of our CET1 capital and CET1 capital ratio to currency movements

Market risk stress loss

We measure and manage market risks through a comprehensive framework of non-statistical measures and related limits, as well as VaR. This includes an extensive set of stress tests and scenario analyses, continuously evaluated to ensure that losses resulting from an extreme yet plausible event do not exceed our risk appetite.

Liquidity-adjusted stress

LAS is our primary stress loss measure for Group-wide market risk. The LAS framework captures the economic losses that could arise under specified stress scenarios. This is, partially, done by replacing the standard 1-day and 10-day holding period assumptions used for management and regulatory VaR with liquidity-adjusted holding periods, as explained below. Shocks are applied to positions based on expected market movements in the liquidity-adjusted holding periods resulting from the specified scenario.

The holding periods used for LAS are calibrated to reflect the amount of time needed to reduce or hedge the risk of positions in each major risk factor in a stressed environment, assuming maximum utilization of the relevant position limits. We apply minimum holding periods, regardless of observed liquidity levels, as identification of and reaction to a crisis may not always be immediate.

The expected market movements are derived using historical market behavior (based on analysis of historical events) and forward-looking analysis including consideration of defined scenarios that have not occurred in the past.

LAS-based limits apply at several levels: Group, business division, Group Treasury and Non-core and Legacy Portfolio; business area; and sub-portfolio. LAS is also the core market risk component of our combined stress test framework and therefore integral to our overall risk appetite framework.

›   Refer to “Risk appetite framework” in this section for more information

›   Refer to “Stress testing” in this section for more information about our stress testing framework

Value-at-risk

VaR definition

Audited | VaR is a statistical measure of market risk, representing the potential market risk losses over a set time horizon (holding period) at an established level of confidence. VaR assumes no change in the Group’s trading positions over the set time horizon.

We calculate VaR daily. The profit or loss distribution VaR is derived from our internally developed VaR model, which simulates returns over the holding period for those risk factors to which our trading positions are sensitive, and subsequently quantifies the profit / loss effect of these risk factor returns on trading positions. Risk factor returns associated with general interest rate, foreign exchange and commodities risk factor classes are based on a pure historical simulation approach, using a five-year look-back window. Risk factor returns for selected issuer-based risk factors, e.g., equity price and credit spreads, are split into systematic and residual issuer-specific components using a factor model approach. Systematic returns are based on historical simulation, and residual returns on a Monte Carlo simulation. VaR model profit or loss distribution is derived from the sum of systematic and residual returns in such a way that we consistently capture systematic and residual risk. Correlations among risk factors are implicitly captured via a historical simulation approach. When modeling risk factor returns, we consider the stationarity properties of the historical time series of risk factor changes. Depending on the stationarity properties of the risk factors within a given factor class, we model the factor returns using absolute returns or logarithmic returns. Risk factor return distributions are updated fortnightly.

Our VaR model does not have full revaluation capability, but we source full revaluation grids and sensitivities from front-office systems, enabling us to capture material non-linear profit or loss effects.

We use a single VaR model for both internal management purposes and determining market RWA, although we consider different confidence levels and time horizons. For internal management purposes, we establish risk limits and measure exposures using VaR at a 95% confidence level with a 1-day holding period, aligned to the way we consider the risks associated with our trading activities. The regulatory measure of market risk used to underpin the market risk capital requirement under Basel III requires a measure equivalent to a 99% confidence level using a 10-day holding period. To calculate a 10-day holding period VaR, we use 10-day risk factor returns, with all observations equally weighted.

Additionally, the portfolio population for management and regulatory VaR is slightly different. The one for regulatory VaR meets regulatory requirements for inclusion in regulatory VaR. Management VaR includes a broader range of positions. For example, regulatory VaR excludes credit spread risks from the securitization portfolio, which are treated instead under the securitization approach for regulatory purposes.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

We also use stressed VaR (SVaR) for the calculation of market risk RWA. SVaR uses broadly the same methodology as regulatory VaR and is calculated using the same population, holding period (10-day) and confidence level (99%). Unlike regulatory VaR, the historical data set for SVaR is not limited to five years, instead spanning the period from 1 January 2007 to the present. In deriving SVaR, we seek the largest 10-day holding period VaR for the current Group portfolio across all one-year look-back windows from 1 January 2007 to the present. SVaR is computed weekly. p

›   Refer to the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about the regulatory capital calculation under the advanced internal ratings-based approach

Management VaR for the period

The tables below show minimum, maximum, average and period-end management VaR by business division and Group Functions, and by general market risk type. We continued to maintain management VaR at low levels, with average VaR increasing to USD 13 million from USD 11 million in the prior year.

Audited |

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
	For the year ended 31.12.20
USD million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				3	6	5	2	2
		Max.			29	11	11	7	6
			Average		10	8	7	4	4
				31.12.20	6	8	8	3	3
Total management VaR, Group	8	31	13	11	Average (per business division and risk type)
Global Wealth Management	0	2	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	32	12	10	10	7	6	4	4
Group Functions	4	7	5	6	0	4	3	1	0
Diversification effect[2,3]			(5)	(8)	0	(4)	(4)	(1)	0

	For the year ended 31.12.19
USD million					Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
	Min.				2	6	3	2	1
		Max.			14	12	8	8	6
			Average		6	9	5	3	2
				31.12.19	5	8	5	3	3
Total management VaR, Group	6	18	11	9	Average (per business division and risk type)
Global Wealth Management	0	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	4	17	9	7	6	7	4	3	2
Group Functions	4	8	5	5	1	5	2	1	0
Diversification effect[2,3]			(5)	(4)	(1)	(4)	(2)	(1)	0

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.

p

VaR limitations

Audited | Actual realized market risk losses may differ from those implied by VaR for a variety of reasons.

–   VaR is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level.

–   The 1-day time horizon used for VaR for internal management purposes (10-day for regulatory VaR) may not fully capture market risk of positions that cannot be closed out or hedged within the specified period.

–   In some cases, VaR calculations approximate the effect of changes in risk factors on the values of positions and portfolios. This may happen due to the number of risk factors included in the VaR model needing to be limited.

–   Effects of extreme market movements are subject to estimation errors, which may result from non-linear risk sensitivities, and the potential for actual volatility and correlation levels to differ from assumptions implicit in VaR calculations.

–   Using a five-year window means sudden increases in market volatility will tend not to increase VaR as quickly as the use of shorter historical observation periods, but such increases will affect VaR for a longer period of time. Similarly, after periods of increased volatility, as markets stabilize VaR predictions will remain more conservative for a period of time influenced by the length of the historical observation period.

SVaR is subject to the limitations noted for VaR above, but the use of one-year data sets avoids the smoothing effect of the five-year data set used for VaR, and the absence of the five-year window gives a longer history of potential loss events. Therefore, although the significant period of stress during the 2007–2009 financial crisis is no longer contained in the historical five-year period used for management and regulatory VaR, SVaR continues to use that data. This approach aims to reduce the procyclicality of the regulatory capital requirements for market risks.

We recognize that no single measure can encompass all risks associated with a position or portfolio. Thus, we use a set of metrics with both overlapping and complementary characteristics to create a holistic framework that aims to ensure material completeness of risk identification and measurement. As a statistical aggregate risk measure, VaR supplements our liquidity-adjusted stress and comprehensive stress testing frameworks.

We also have a framework to identify and quantify potential risks not fully captured by our VaR model and refer to such risks as risks not in VaR. The framework underpins these potential risks with regulatory capital, calculated as a multiple of regulatory VaR and stressed VaR. p

Backtesting of VaR

VaR backtesting is a performance measurement process in which a 1-day VaR prediction is compared with the realized 1-day profit or loss (P&L). We compute backtesting VaR using a 99% confidence level and 1-day holding period for the regulatory VaR population. Since 99% VaR at UBS is defined as a risk measure that operates on the lower tail of the P&L distribution, 99% backtesting VaR is a negative number. Backtesting revenues exclude non-trading revenues, such as valuation reserves, fees and commissions, and revenues from intraday trading, to provide for a like-for-like comparison. A backtesting exception occurs when backtesting revenues are lower than the previous day’s backtesting VaR.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Statistically, given the 99% confidence level, two or three backtesting exceptions a year can be expected. More than four exceptions could indicate that the VaR model is not performing appropriately, as could too few exceptions over a long period. However, as noted for VaR limitations above, a sudden increase (or decrease) in market volatility relative to the five-year window could lead to a higher (or lower) number of exceptions. Accordingly, Group-level backtesting exceptions are investigated, as are exceptional positive backtesting revenues, with results reported to senior business management, the Group CRO and the Group Chief Market & Treasury Risk Officer. Internal and external auditors and relevant regulators are also informed of backtesting exceptions.

The “Group: development of regulatory backtesting revenues and actual trading revenues against backtesting VaR” chart on the previous page shows the 12-month development of backtesting VaR against the Group’s backtesting revenues and actual trading revenues for 2020. The chart shows both the 99% and the 1% backtesting VaR. The asymmetry between the negative and positive tails is due to the long gamma risk profile historically run in the Investment Bank.

The actual trading revenues include, as well as backtesting revenues, intraday revenues.

The number of negative backtesting exceptions within a 250-business-day window increased from 0 to 3 in March, and remained at 3 as of year-end. The FINMA VaR multiplier for market risk RWA remained unchanged at 3 as of 31 December 2020. FINMA’s freeze on backtesting exceptions did not affect this multiplier.

VaR model confirmation

As well as for regulatory-purposes backtesting described above, we conduct extended backtesting for our internal model confirmation purposes. This includes observing model performance across the entire P&L distribution, not just the tails, and at multiple levels within the business division hierarchies.

›   Refer to “Risk measurement” in this section for more information about our approach to model confirmation procedures

VaR model developments in 2020

Audited | There were no material changes to the VaR model in 2020. p

Future market risk-related regulatory capital developments

In January 2019, the Basel Committee on Banking Supervision published the final standards on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book). We do not expect these standards to become mandatory in Switzerland until after the BCBS target effective date of 1 January 2023.

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

›   Refer to “Risk-weighted assets” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the development of RWA

›   Refer to “Risk measurement” in this section for more information about our approach to model confirmation procedures

›   Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Interest rate risk in the banking book

Interest rate risk in the banking book disclosure

Our financial reports’ interest rate risk in the banking book (IRRBB) disclosure is aligned to the Pillar 3 requirements set by FINMA Circular “2019/2 Interest Rate Risk – Banks,” which sets minimum standards for measuring, managing, monitoring and controlling IRRBB. In particular, the economic value of equity (EVE) sensitivity is assessed under the six regulatory rate-shock scenarios set in the FINMA circular, which are currency-specific and not subject to flooring.

Sources of interest rate risk in the banking book

Audited | IRRBB arises from balance sheet positions such as Loans and advances to banks, Loans and advances to customers, Financial assets at fair value not held for trading, Financial assets measured at amortized cost, Customer deposits, Debt issued measured at amortized cost, and derivatives, including those used for cash flow hedging purposes. Fair value changes to these positions may affect other comprehensive income (OCI) or the income statement, depending on their accounting treatment.

Our largest banking book interest rate exposures arise from customer deposits and lending products in Global Wealth Management and Personal & Corporate Banking. The inherent interest rate risks are generally transferred from Global Wealth Management and Personal & Corporate Banking to Group Treasury, to manage them centrally. This enables the netting of interest rate risks across different sources, while leaving the originating businesses with commercial margin and volume management. The residual interest rate risk is mainly hedged with interest rate swaps, to the vast majority of which we apply hedge accounting. Short-term exposures and high-quality liquid assets classified as Financial assets at fair value not held for trading are hedged with derivatives accounted for on a mark-to-market basis. Long-term fixed-rate debt issued is hedged with interest rate swaps designated in fair value hedge accounting relationships.

Risk management and governance

IRRBB is measured using several metrics, the most relevant of which are the following.

–   Interest rate sensitivities to changes in yield curves, calculated as changes in the present value of future cash flows irrespective of accounting treatment. These are also the key risk factors for statistical and stress-based measures, e.g., value-at-risk and stress scenarios (including EVE sensitivity), and are measured and reported daily. EVE sensitivity is the exposure arising from the most adverse regulatory interest rate scenario after netting across currencies. As well as the regulatory measure, we apply an internal EVE sensitivity metric that includes equity, goodwill, real estate and additional tier 1 (AT1) capital instruments.

–   Net interest income (NII) sensitivity assesses NII change over a set time horizon compared with baseline NII, which we internally calculate by assuming interest rates in all currencies develop according to their market-implied forward rates and assuming constant business volumes and no specific management actions. Internal NII sensitivity, which includes the contribution from cash held at central banks, unlike the Pillar 3 disclosure requirements, is measured and reported monthly.

We actively manage IRRBB, aiming to reduce the volatility of NII, while keeping the EVE sensitivity within set internal risk limits.

EVE and NII sensitivity are monitored against limits and triggers, at consolidated and significant legal entity levels. We also assess the sensitivity of EVE and NII under stressed market conditions by applying a suite of parallel and non-parallel interest rate scenarios, as well as specific economic scenarios.

The Interest Rate Risk in the Banking Book Strategy Committee, a sub-committee of the Group Asset and Liability Committee (ALCO), and, where relevant, ALCOs at a legal entity level perform independent oversight over the management of IRRBB. IRRBB is also subject to Group Internal Audit and model governance.

›   Refer to “Group Internal Audit” in the “Corporate governance” section of this report and to “Risk measurement” in this section for more information

Key modeling assumptions

The cash flows from customer deposits and lending products used in calculation of EVE sensitivity exclude commercial margins and other spread components, are aggregated by daily time-buckets and are discounted using risk-free rates. Our external issuances are discounted using UBS’s senior debt curve, and capital instruments are modeled to the first call date. NII sensitivity, which includes commercial margins, is calculated over a one-year time horizon, assuming constant balance sheet structure and volumes, and considers the flooring effect of embedded interest rate options.

The average repricing maturity of non-maturing deposits and loans is determined via replication portfolio strategies designed to protect product margin. Optimal replicating portfolios are determined at granular currency- and product-specific levels by simulating and applying a real-world market rate model to historically calibrated client rate and volume models.

We use an econometric prepayment model to forecast prepayment rates on US mortgage loans in UBS Bank USA and agency mortgage-backed securities (MBSs) held in various liquidity portfolios of UBS Americas Holding LLC consolidated. These prepayment rates are used to forecast both mortgage loan and MBS balances under various macroeconomic scenarios. The prepayment model is used for a variety of purposes, including risk management and regulatory stress testing. Swiss mortgages and fixed-term deposits generally do not carry similar optionality, due to prepayment and early redemption penalties. p

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Effect of interest rate changes on shareholders’ equity and CET1 capital

The “Accounting and capital effect of changes in interest rates” table below shows the effects on shareholders’ equity and CET1 capital of gains and losses from changes in interest rates in the main banking book positions. For instruments held at fair value, changes in interest rates result in an immediate fair value gain or loss, recognized either in the income statement or through OCI. Typically, increases in interest rates would lead to immediate reductions in the value of our long-term assets held at fair value, but we would expect such reductions to be offset over time through higher NII on core banking products.

For assets and liabilities measured at amortized cost, changes in interest rates do not result in changes in the carrying amount of the instruments, but could affect the amount of interest income or expense recognized over time in the income statement.

In addition to the differing accounting treatments, banking book positions have different sensitivities to different points on yield curves. For example, portfolios of debt securities, whether measured at amortized cost or at fair value, and interest rate swaps, whether designated as cash flow hedges or transacted as economic hedges, are generally more sensitive to changes in longer-duration interest rates, whereas deposits and a significant portion of loans contributing to NII are more sensitive to short-term rates. These factors are important, as yield curves may not shift on a parallel basis and could, for example, exhibit an initial steepening followed by a flattening over time.

Due to the accounting treatment and yield curve sensitivities outlined above, in a rising rate scenario we would expect to have an initial decrease in shareholders’ equity, as a result of fair value losses recognized in OCI. This would be compensated over time by increased NII, as increases in interest rates affect the shorter end of the yield curve in particular. The effect on CET1 capital would be less pronounced, as gains and losses on interest rate swaps designated as cash flow hedges are not recognized for regulatory capital purposes. Fair value losses on instruments designated at fair value should be offset by economic hedges.

Accounting and capital effect of changes in interest rates[1]
	Recognition		Shareholders’ equity		CET1 capital
	Timing	Income statement / OCI	Gains	Losses	Gains	Losses
Loans and deposits at amortized cost[2,3]	Gradual	Income statement	l	l	l	l
Other financial assets and liabilities measured at amortized cost[2]	Gradual	Income statement	l	l	l	l
Debt issued measured at amortized cost[2,3]	Gradual	Income statement	l	l	l	l
Receivables and payables from securities financing transactions[2]	Gradual	Income statement	l	l	l	l
Financial assets at fair value not held for trading	Immediate	Income statement	l	l	l	l
Financial assets at fair value through other comprehensive income	Immediate	OCI	l	l		l
Derivatives designated as cash flow hedges	Immediate	OCI[4]	l	l
Derivatives designated as fair value hedges[5]	Immediate	Income statement	l	l	l	l
Derivatives transacted as economic hedges	Immediate	Income statement	l	l	l	l

1 Refer to the “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” table in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the differences between shareholders’ equity and CET1 capital.    2 For fixed-rate financial instruments, changes in interest rates affect the income statement when these instruments roll over and reprice.    3 For hedge accounted items, a fair value adjustment is applied in line with the treatment of the hedging derivatives.    4 Excluding hedge ineffectiveness that is recognized in the income statement in accordance with IFRS.    5 The fair value of the derivatives is offset by the fair value adjustment of the hedged items. Under the fair value hedge program applied to cross-currency swaps and foreign currency debt, the foreign currency basis spread is excluded from the hedge designation and accounted for through OCI, which is included in CET1.

Net interest income sensitivity

The NII sensitivity of Global Wealth Management and Personal & Corporate Banking is assessed using a number of scenarios assuming parallel and non-parallel shifts in yield curves, with various degrees of severity. The results are compared with a baseline NII, calculated assuming that interest rates in all currencies develop according to their market-implied forward rates and under the assumption of constant business volumes and no specific management actions.

In addition to the above scenario analysis, we monitor NII sensitivity to immediate parallel shocks of –200 and +200 basis points against the defined thresholds, under the assumption of constant balance sheet volume and structure.

As of 31 December 2020, the baseline NII would have been approximately 8% lower under a parallel shock of –200 basis points, whereas under a parallel +200-basis-point shock the baseline NII would have been approximately 51% higher.

To shelter our NII level from the persistently low and negative interest rate environment, in particular in Swiss francs, we rely on self-funding our lending businesses through our deposit base in Global Wealth Management and Personal & Corporate Banking, along with appropriate additional adjustments to our interest rate-linked product pricing. The loss of such equilibrium on the balance sheet, for example due to unattractive pricing relative to peers for either mortgages or deposits, could lead to our NII decreasing in a persistently low and negative interest rate environment. As we assume constant business volumes, these risks do not appear in the aforementioned interest rate scenarios.

Moreover, should the low and negative interest rate environment worsen, our NII could come under additional pressure and we could face additional costs for holding our Swiss franc HQLA portfolio. A reduction of the Swiss National Bank’s deposit exemption threshold for banks would also reduce our NII, as we might not be able to offset higher costs for our cash holdings, for example by passing on some of the costs to our depositors. Should euro interest rates also decline further, that could likewise increase liquidity costs and put NII generated from euro-denominated loans and deposits under pressure. Depending on the overall economic and market environment, sustained and significant negative rates could also lead to Global Wealth Management and Personal & Corporate Banking clients paying down their loans, along with reducing any excess cash they hold with us as deposits. That would reduce the underlying business volume and lower our NII accordingly.

The NII impact of a net decrease in deposits would depend on various factors, including the currency, its interest rate level and the balance sheet situation, as the impact could be offset by a reduction in negative-yielding liquidity portfolios or require alternative funding. If funding were required, the cost would also significantly depend on term and nature of replacement funding, whether such funding is raised in wholesale markets or from swapping with available other currency-denominated funding. Furthermore, imbalances leading to an excess deposit position could require additional investments at negative yields, which our excess deposit balance charging mechanisms might not be able to sufficiently compensate for.

Economic value sensitivity

Audited | Interest rate risk in the banking book is subject to a regulatory EVE sensitivity threshold of 15% of tier 1 capital. The exposure is calculated as the theoretical change in the present value of the banking book under the most adverse of the six FINMA interest rate scenarios.

As of 31 December 2020, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 27.2 million. The reported interest rate sensitivity excludes the additional tier 1 (AT1) capital instruments as per FINMA Pillar 3 disclosure requirements, with a sensitivity of USD 4.2 million per basis point, and our equity, goodwill and real estate, with a modeled sensitivity of USD 22.2 million per basis point, of which USD 5.6 million and USD 15.9 million are attributable to the Swiss franc and the US dollar portfolios, respectively.

The most adverse of the six FINMA interest rate scenarios would be the “Parallel up” scenario, which would result in a change in the economic value of equity of negative USD 5.6 billion, representing a pro forma reduction of 10.0% of tier 1 capital, which would be well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 31 December 2020 would be a reduction of 1.2%, or USD 0.7 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through OCI. This scenario would, however, have a positive effect on net interest income.p

›   Refer to “Note 11  Financial assets measured at fair value through other comprehensive income” in the “Consolidated financial statements” section of this report for more information

›   Refer to the “Group performance” section of this report for more information about sensitivity to interest rate movements

Audited |

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(5.2)	(735.8)	832.3	(369.6)	225.5	(74.5)	79.0
EUR	(0.9)	(164.9)	163.2	(73.1)	29.9	(20.4)	(4.7)
GBP	0.2	48.7	(42.0)	(31.7)	40.2	56.9	(47.5)
USD	(20.7)	(4,612.8)	3,999.8	(395.5)	(630.5)	(2,188.9)	2,397.9
Other	(0.6)	(140.0)	3.6	20.8	(59.3)	(105.7)	10.5
Total effect on economic value of equity as per Pillar 3 requirement as of 31.12.20	(27.2)	(5,604.8)	4,956.9	(849.1)	(394.1)	(2,332.7)	2,435.2
Additional tier 1 (AT1) capital instruments	4.2	815.1	(868.4)	(92.8)	272.8	573.6	(599.0)
Total including AT1 capital instruments as of 31.12.20	(23.0)	(4,789.7)	4,088.5	(942.0)	(121.2)	(1,759.1)	1,836.2

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

p

Other market risk exposures

Own credit

We are exposed to changes in UBS’s own credit reflected in the valuation of financial liabilities designated at fair value when UBS’s own credit risk would be considered by market participants, except for fully collateralized liabilities or other obligations for which it is established market practice to not include an own-credit component.

›   Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit

Structural foreign exchange risk

Upon consolidation, assets and liabilities held in foreign operations are translated into US dollars at the closing foreign exchange rate on the balance sheet date. Value changes (in US dollars) of non-US dollar assets or liabilities due to foreign exchange movements are recognized in OCI and therefore affect shareholders’ equity and CET1 capital.

Group Treasury uses strategies to manage this foreign currency exposure, including matched funding of assets and liabilities and net investment hedging.

›   Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information about our exposure to and management of structural foreign exchange risk

›   Refer to “Note 10  Derivative instruments” in the “Consolidated financial statements” section of this report for more information about our hedges of net investments in foreign operations

Equity investments

Audited | Under International Financial Reporting Standards (IFRS) effective on 31 December 2020, equity investments not in the trading book may be classified as Financial assets at fair value not held for trading or Investments in associates.

We make direct investments in a variety of entities and buy equity holdings in both listed and unlisted companies, for a variety of purposes, including investments such as exchange and clearing house memberships held to support our business activities. We may also make investments in funds that we manage in order to fund or seed them at inception or to demonstrate that our interests align with those of investors. We also buy, and are sometimes required by agreement to buy, securities and units from funds that we have sold to clients.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

The fair value of equity investments tends to be influenced by factors specific to the individual investments. Equity investments are generally intended to be held for the medium or long term and may be subject to lock-up agreements. For these reasons, we generally do not control these exposures by using market risk measures applied to trading activities. However, such equity investments are subject to a different range of controls, including preapproval of new investments by business management and Risk Control, portfolio and concentration limits, and regular monitoring and reporting to senior management. They are also included in our Group-wide statistical and stress testing metrics, which flow into our risk appetite framework.

As of 31 December 2020, we held equity investments totaling USD 3.1 billion, of which USD 1.5 billion was classified as Financial assets at fair value not held for trading and USD 1.6 billion as Investments in associates. p

›   Refer to “Note 21 Fair value measurement” and “Note 28 Interests in subsidiaries and other entities” in the “Consolidated financial statements”  section of this report for more information

›   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about the classification of financial instruments

Debt investments

Audited | Debt investments classified as Financial assets measured at fair value through OCI as of 31 December 2020 were measured at fair value with changes in fair value recorded through Equity, and can broadly be categorized as money market instruments and debt securities primarily held for statutory, regulatory or liquidity reasons.

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

Debt instruments classified as Financial assets measured at fair value through OCI had a fair value of USD 8.3 billion as of 31 December 2020 compared with USD 6.3 billion as of 31 December 2019. p

›   Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of this report for more information

›   Refer to “Economic value sensitivity” in this section for more information

›   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section of this report for more information about the classification of financial instruments

Pension risk

We provide a number of pension plans for past and current employees, some classified as defined benefit pension plans under IFRS that can have a material effect on our IFRS equity and CET1 capital.

In order to meet the expected future benefit payments, the plans invest employee and employer contributions in various asset classes. A plan’s funded status is the difference between the fair value of its assets and the present value of the expected future benefit payments to plan members, i.e., the defined benefit obligation.

Pension risk is the risk that defined benefit plans’ funded status might decrease, negatively affecting our IFRS equity and / or CET1 capital. This can result from falls in the value of a plan’s assets or in the investment returns, increases in defined benefit obligations, or combinations of the above.

Important risk factors affecting the fair value of plans’ assets include equity market returns, interest rates, bond yields and real estate prices. Important risk factors affecting the present value of expected future benefit payments include high-grade bond yields, interest rates, inflation rates and life expectancy.

Pension risk is included in our Group-wide statistical and stress testing metrics, which flow into our risk appetite framework. The potential effects are thus captured in the post-stress CET1 capital ratio calculation.

›   Refer to “Note 1 Summary of significant accounting policies” and “Note 26 Post-employment benefit plans” in the “Consolidated financial statements” section of this report for more information about defined benefit plans

UBS own share exposure

Group Treasury holds UBS Group AG shares to hedge future share delivery obligations related to employee share-based compensation awards, and also holds shares purchased under the share repurchase program. In addition, the Investment Bank holds a limited number of UBS Group AG shares, primarily in its capacity as a market-maker with regard to UBS Group AG shares and related derivatives, and to hedge certain issued structured debt instruments.

›   Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information

Country risk

Country risk framework

Country risk includes all country-specific events occurring in a sovereign jurisdiction that may lead to impairment of UBS’s exposures. It may take the form of: sovereign risk, which is the ability and willingness of a government to honor its financial commitments; transfer risk, which arises if a counterparty or issuer cannot acquire foreign currencies following a moratorium by a central bank on foreign exchange transfers; or “other” country risk. “Other” country risk may manifest itself through, on the one hand, increased and multiple counterparty and issuer default risk (systemic risk) and, on the other hand, events that may affect a country’s standing, such as adverse shocks affecting political stability or institutional and legal frameworks. We have a well-established risk control framework to assess the risk profiles of all countries where we have exposure.

We assign a country rating to each country, which reflects our view of the country’s creditworthiness and of the probability of a country risk event occurring. Country ratings are mapped to statistically derived default probabilities, described under “Probability of default” in this section. We use this internal analysis to set the credit ratings of governments and central banks, estimate the probability of a transfer event occurring, and establish rules as to how aspects of country risk should be incorporated in counterparty ratings of non-sovereign entities domiciled in the respective country.

Country ratings are also used to define our risk appetite and risk exposure to foreign countries. A country risk limit (i.e., maximum aggregate exposure) applies to exposures to counterparties or issuers of securities and financial investments in the given foreign country. We may limit the extension of credit, transactions in traded products or positions in securities based on a country risk ceiling even if our exposure to a counterparty is otherwise acceptable.

For internal measurement and control of country risk, we also consider the financial effect of market disruptions arising prior to, during and after a country crisis. These may take the form of a severe deterioration in a country’s debt, equity or other asset markets or a sharp depreciation of its currency. We use stress testing to assess potential financial effects of severe country or sovereign crises. This involves the developing of plausible stress scenarios for combined stress testing and the identification of countries that may potentially be subject to a crisis event, determining potential losses and making assumptions about recovery rates depending on the types of credit transactions involved and their economic importance to the affected countries.

Our exposures to market risks are subject to regular stress tests covering major global scenarios, which are also used for combined stress testing, where we apply market shock factors to equity indices, interest rates and currency rates in all relevant countries and consider the potential liquidity of the instruments.

Country risk exposure

Country risk exposure measure

The presentation of country risk follows our internal risk view, where the basis for measuring exposures depends on the product category in which we classified the exposures. In addition to the classification of exposures into banking products and traded products, covered in “Credit risk profile of the Group” in this section, in trading inventory we classify issuer risk on securities such as bonds and equities, as well as risk relating to underlying reference assets for derivative positions.

As we manage the trading inventory on a net basis, we net the value of long positions against short positions with the same underlying issuer. Net exposures are, however, floored at zero per issuer in the figures presented in the following tables. As a result, we do not recognize potentially offsetting benefits of certain hedges and short positions across issuers.

We do not recognize any expected recovery values when reporting country exposures as exposure before hedges, except for risk-reducing effects of master netting agreements and collateral held in either cash or portfolios of diversified marketable securities, which we deduct from the positive exposure values. Within banking products and traded products, risk-reducing effects of credit protection is taken into account on a notional basis when determining the net of hedge exposures.

Country risk exposure allocation

In general, exposures are shown against the country of domicile of the contractual counterparty or the issuer of the security. For some counterparties whose economic substance in terms of assets or source of revenues is primarily located in a different country, the exposure is allocated to the risk domicile of those assets or revenues.

We apply a specific approach for banking products exposures to branches of banks that are located in a country other than the legal entity’s domicile. In such cases, exposures are recorded in full against the country of domicile of the counterparty and additionally in full against the country in which the branch is located.

In the case of derivatives, we show counterparty risk associated with positive replacement value (PRV) against the counterparty’s country of domicile (presented within traded products). In addition, risk associated with instantaneous fall in value of underlying reference assets to zero (assuming no recovery) is shown against the country of domicile of the issuer of the reference asset (presented within trading inventory). This approach allows us to capture both counterparty and, where applicable, issuer elements of risk arising from derivatives and applies comprehensively for all derivatives, including single-name credit default swaps (CDSs) and other credit derivatives.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Exposures to selected Eurozone countries

Our exposure to peripheral European countries, i.e., Greece, Italy, Ireland, Portugal, and Spain, remains limited, but we nevertheless remain watchful of potential broader implications of adverse developments in the Eurozone. As noted under “Stress testing” in this section, a Eurozone crisis remains a core part of the binding Global Crisis scenario  for combined stress test purposes, making it central to the regular monitoring of risk exposure against minimum capital, earnings and leverage ratio objectives in our risk appetite framework.

The “Exposures to Eurozone countries rated lower than AAA / Aaa by at least one major rating agency” table below provides an overview of our exposures to such countries as of 31 December 2020.

Exposures to Eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	Total		Banking products (loans, guarantees, loan commitments)			Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits / remaining exposure from derivatives)
31.12.20		Net of hedges[1]	Exposure before hedges	Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
Austria	1,665	1,664	198	197	190	616	616	851
Sovereign, agencies and central bank	671	671	0	0		572	572	99
Local governments	0	0	0	0		0	0	0
Banks	662	662	33	33		34	34	595
Other[2]	333	331	165	164		10	10	157
Belgium	869	869	172	172	62	412	412	285
Sovereign, agencies and central bank	249	249	0	0		0	0	249
Local governments	0	0
Banks	536	536	155	155		380	380	2
Other[2]	84	84	17	17		32	32	35
Finland	394	394	40	40	4	65	65	289
Sovereign, agencies and central bank	123	123	0	0		0	0	123
Local governments	153	153	0	0		1	1	152
Banks	106	106	40	40		55	55	11
Other[2]	12	12	0	0		9	9	2
France	7,473	7,344	1,307	1,306	490	1,538	1,409	4,628
Sovereign, agencies and central bank	4,299	4,170	0	0		552	424	3,746
Local governments	0	0	0	0		0	0	0
Banks	543	543	249	249		229	229	64
Other[2]	2,632	2,631	1,058	1,057		756	756	818
Greece	23	15	20	12	11	0	0	3
Sovereign, agencies and central bank	0	0	0	0		0	0	0
Local governments	0	0
Banks	20	12	20	12		0	0	0
Other[2]	3	3	0	0		0	0	3
Ireland	938	909	609	580	23	61	61	269
Sovereign, agencies and central bank	96	96	0	0		0	0	96
Local governments	0	0
Banks	43	43	30	30		12	12	0
Other[2]	800	771	579	550		48	48	173
Italy	1,571	1,528	1,328	1,286	571	221	220	22
Sovereign, agencies and central bank	614	614	611	610		4	4	0
Local governments	52	51	0	0		52	51	0
Banks	611	601	567	557		39	39	5
Other[2]	295	262	151	119		126	126	18
Portugal	55	55	31	31	31	22	21	2
Sovereign, agencies and central bank	0	0	0	0		0	0	0
Local governments	0	0
Banks	14	14	13	13		1	1	0
Other[2]	41	40	18	18		20	20	2
Spain	822	724	579	481	393	60	60	184
Sovereign, agencies and central bank	10	10	0	0		0	0	10
Local governments	0	0
Banks	86	86	53	53		4	4	29
Other[2]	727	629	526	428		56	56	145
Other[3]	1,096	1,071	1,027	1,002	6	41	41	28
Total	14,907	14,573	5,311	5,107	1,781	3,035	2,905	6,561

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 Includes corporates, insurance companies and funds.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

CDSs are primarily bought and sold in relation to our trading businesses, and to a much lesser degree used to hedge credit valuation adjustments (CVAs). As of 31 December 2020, and not taking into account risk-reducing effects of master netting agreements, we had purchased USD 5.4 billion gross notional of single-name CDS protection on issuers domiciled in Italy and had sold USD 5.7 billion gross notional of single-name CDS protection. The amount of CDSs bought and sold in relation to Greece, Ireland, Portugal and Spain remains immaterial. All gross protection purchased was from investment grade-rated counterparties (based on our internal ratings) and on a collateralized basis.

Holding CDSs for credit default protection does not necessarily protect the buyer of protection against losses, as contracts only pay out under certain scenarios. The effectiveness of our CDS protection as a hedge of default risk is influenced by a number of factors, including the contractual terms under which a CDS was written. Generally, only occurrence of credit events as defined by the CDS terms (which may include, among other events, failure to pay, restructuring or bankruptcy) result in payments under the purchased credit protection contracts. For CDS contracts on sovereign obligations, repudiation can also be deemed as a default event. The determination as to whether a credit event has occurred is made by the relevant International Swaps and Derivatives Association (ISDA) determination committees (composed of various ISDA member firms) based on the terms of the CDS and the facts and circumstances surrounding the event.

Exposure to emerging market countries

The “Emerging markets net exposure by major geographical region and product type” table on the next page shows the five largest emerging market country exposures in each major geographical area by product type as of 31 December 2020 compared with 31 December 2019. Based on the sovereign rating categories, as of 31 December 2020, 83% of our emerging market country exposure was rated investment grade, compared with 79% as of 31 December 2019.

Our direct net exposure to China was USD 7.4 billion, an increase of USD 2.7 billion compared with the prior year, predominantly driven by banking products and trading inventory across issuer risk and margin loans. Our direct net exposure to South Korea was USD 2.3 billion, an increase of USD 1.1 billion, largely driven by trading inventory.

Emerging markets net exposure¹ by internal UBS country rating category
USD million	31.12.20	31.12.19
Investment grade	19,580	13,693
Sub-investment grade	4,005	3,721
Total	23,585	17,414
1 Net of credit hedges (for banking products and for traded products); net long per issuer (for trading inventory). Before deduction of IFRS 9 ECL allowances and provisions.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Emerging markets net exposures by major geographical region and product type
USD million	Total		Banking products (loans, guarantees, loan commitments)		Traded products (counterparty risk from derivatives and securities financing) after master netting agreements and net of collateral		Trading inventory (securities and potential benefits / remaining exposure from derivatives)
	Net of hedges[1]		Net of hedges[1]		Net of hedges		Net long per issuer
	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Emerging America	1,597	1,512	723	613	247	368	627	531
Brazil	1,119	1,262	474	498	88	288	557	476
Mexico	187	121	41	22	131	56	14	43
Chile	65	20	22	9	10	8	33	2
Panama	49	18	46	17	2	1	0	0
Peru	49	4	46	3	0	0	3	1
Other	128	87	95	63	15	15	18	9
Emerging Asia	16,566	11,627	5,901	3,306	2,739	2,235	7,927	6,086
China	7,389	4,717	2,551	1,140	1,010	456	3,828	3,121
Hong Kong	2,840	2,850	1,498	1,000	395	823	946	1,027
South Korea	2,259	1,118	426	60	526	403	1,307	655
Thailand	1,494	616	146	62	41	26	1,306	528
Taiwan	958	584	191	133	566	267	200	185
Other	1,627	1,742	1,087	911	201	261	339	570
Emerging Europe	1,962	1,382	1,552	1,076	156	138	253	169
Turkey	871	398	826	359	4	4	41	34
Russia	668	547	447	380	84	93	137	74
Azerbaijan	183	186	146	184	36	0	0	2
Poland	87	42	63	17	8	4	16	21
Croatia	33	5	32	2	0	0	1	3
Other	120	205	38	133	24	37	58	35
Middle East and Africa	3,459	2,893	1,532	1,316	1,202	1,027	725	550
Saudi Arabia	804	556	166	147	438	401	201	7
United Arab Emirates	677	624	431	404	218	215	27	5
Kuwait	457	277	103	56	354	222	1	0
Qatar	416	187	197	120	0	0	219	67
South Africa	339	668	52	176	93	129	194	363
Other	766	581	583	414	99	60	84	108
Total	23,585	17,414	9,708	6,311	4,344	3,767	9,533	7,335
1 Before deduction of IFRS 9 ECL allowances and provisions.

Environmental, social and climate risk

Environmental and social risk

Environmental and social risk (ESR) can arise when UBS supports clients and transactions, or sources products or services from suppliers, that may cause or contribute to severe environmental damage, climate change, or human rights infringements. ESR is gaining importance amid a global drive to meet the Sustainable Development Goals and transition to a low-carbon economy, and further to this, regulators across multiple jurisdictions increasingly focus on climate change impacts. Our broad and wide-ranging ESR framework governs client and supplier relationships, applies firm-wide to all activities, and is integrated in management practices and control principles. The framework includes identifying, assessing, monitoring and reporting environmental and social risks in our standard risk, compliance and operations processes. These include client onboarding, transaction due diligence, product development and investment decision processes, own operations, supply chain management, and portfolio reviews. This framework is geared toward identifying clients, transactions or suppliers potentially in breach of our standards or otherwise subject to significant environmental and human rights controversies, including climate change.

›   Refer to “Environmental and social risk policy framework” in appendix 6 to the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information

Climate risk

The physical and transition risks from a changing climate contribute to a structural change across economies and therefore affect banks and the financial sector as a whole. In order to protect our clients’ assets and our own assets from climate-related risks, we continue to drive the integration of such risk into our standard risk management framework. We manage climate risk in our own operations, balance sheet, client assets and value chain. We are embedding climate risk into our risk appetite framework and operational risk appetite statement. In 2020, we further integrated climate risk in risk identification, management, stress testing methodology and reporting processes across the organization. We have consistently reduced our exposure to carbon-related assets and continued our multi-year efforts to develop methodologies which enable more robust and transparent disclosure of climate metrics. This work will continue our efforts to ensure we are prepared to respond to increased regulatory requirements on climate risk, align our disclosure with the Task Force on Climate-related Financial Disclosures (the TCFD) recommendations and collaborate within the industry to close gaps.

We have led the effort, together with the United Nations Environment Programme Finance Initiative (UNEP FI) and peer banks, to define an inventory of climate-sensitive activities based on TCFD, regulators’ and rating agencies’ climate risk definitions. Our current exposure to climate-sensitive activities is summarized in the table below at the sector level.

›   Refer to “Our climate strategy” in the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for more information

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

UBS corporate lending to climate-sensitive sectors, 2020
Inventory of exposure to transition-risk-sensitive sectors, across the Investment Bank and Personal & Corporate Banking	As of 31.12.20
USD million, except where indicated	Gross exposure[1]	Share of total exposure to all sectors (%)
Climate-sensitive sector[2]
Aerospace and defense	962	0.3
Automotive	966	0.3
Chemicals	2,021	0.7
Constructions and materials	3,905	1.4
Food and beverage	1,754	0.6
Industrial materials	151	0.1
Machinery and equipment	2,778	1.0
Mining	3,276	1.2
Oil and gas	4,951	1.7
Plastics and rubber	373	0.1
Primary materials	249	0.1
Textile products and apparel	1,128	0.4
Real estate	13,357	4.7
Transportation	2,337	0.8
Utilities	493	0.2
Total exposure to climate-sensitive sectors	38,700	13.7
Total exposure to all sectors	283,376	100.0

1 Banking products across the Investment Bank and Personal & Corporate Banking.    2 Climate-sensitive sectors defined as business activities that are rated as having high, moderately high, moderate, or moderately low vulnerability to transition risks, including policy, technology, and demand risk factors. Further details on UBS’s sub-sector level exposures and exposures by transition risk rating are available in our Sustainability Report 2020, available from 11 March 2021.

Operational risk

Key developments

Operational resilience, conduct and financial crime remain the key non-financial risk themes for UBS and the financial services industry. Operational resilience also continues to be a focus area for regulators globally, with particular emphasis on measures taken to respond to the COVID-19 pandemic.

To address developing regulatory requirements on resilience, we have established a global program to enhance our current capabilities. The existing resilience built into our operations and the effectiveness of our business continuity management and operational risk procedures (including those for third-party service providers) have been critical in handling the ongoing COVID-19 pandemic and enabled us to continue to serve our clients without material impact. We have maintained stable operations while complying with containment requirements imposed in many of our principal locations, and we remain focused on the safety and well-being of our staff.

Increases in the sophistication of COVID-19-themed cyberattacks and frauds are being seen worldwide, and during 2020 we continuously enhanced our monitoring for such COVID-19-related cyber threats. Regular communications were and are provided to remind employees about associated risks, including hints and tips for staying cybersafe with remote working. To date, our security controls have been effective, and no significant cyber incidents affected us during 2020.

Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to the firm. As such, management of conduct risks is an integral part of our operational risk framework. We continue to focus on effectively embedding the conduct risk framework across our activities, enhancing management information and maintaining momentum on fostering a strong culture. Conduct-related management information is reviewed at the business and regional governance levels, providing metrics on employee conduct, clients and markets. Employee conduct is a central consideration in the annual compensation process, where our incentive schemes distinguish clearly between quantitative performance and conduct-related behaviors, so that achievement against financial targets is not the only determinant of our employees’ performance assessment. Furthermore, we continue to pursue behavioral initiatives, such as the Principles of Good Supervision, and provide mandatory compliance and risk training.

Suitability risk, product selection, cross-divisional service offerings, quality of advice and price transparency also remain areas of heightened focus for UBS and for the industry as a whole, as low interest rates, market volatility and major legislative change programs (e.g., FIDLEG (the Swiss Financial Services Act) in Switzerland, Regulation Best Interest in the US, and the Markets in Financial Instruments Directive II (MiFID II) in the EU) all significantly impact the industry and require adjustments to control processes on a geographically aligned basis. We regularly monitor our suitability, product and conflicts of interest control frameworks to assess whether they are reasonably designed to facilitate adherence to applicable laws and regulatory expectations.

Financial crime (e.g., money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues. An effective financial crime prevention program remains essential for UBS. Money laundering and financial fraud techniques are becoming increasingly sophisticated, and geopolitical volatility makes the sanctions landscape more complex, and new risks emerge, such as virtual currencies and related activities or investments.

The Office of the Comptroller of the Currency issued a Cease and Desist Order against UBS in May 2018 relating to this risk category. In response, we initiated a comprehensive program for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy Act / anti-money-laundering (AML) issues across all our US legal entities. We implemented significant improvement measures in 2019 and 2020, and expect to continue implementing such measures in the first half of 2021, and expect to have delivered the planned enhancements to our AML controls by then.

We continued to focus in 2020 on strategic enhancements for AML, know-your-client (KYC) and sanctions programs on a global scale to cope with evolving risk profiles and regulatory expectations. This includes our significant investments in detection capabilities and systems as part of our financial crime prevention program. We are exploring new technologies to combat financial crime, and implementing more sophisticated rule-based monitoring by applying self-learning systems to identify potentially suspicious transactions. We continue to actively participate in AML public–private partnerships with public-sector stakeholders, including law enforcement, to improve information sharing and better detect financial crimes.

Measures have been taken to respond to the COVID-19 pandemic, including programs to educate clients and employees about fraud risk, and our protocols for interaction to mitigate this risk have been updated. We stay abreast of emerging trends in order to take further mitigating activity as necessary.

Cross-border risk remains an area of regulatory attention for global financial institutions, with a strong focus on fiscal transparency. There is also ongoing high attention on the risk related to permanent establishments as a result of changes to the global economy that could lead tax authorities to assert permanent establishments retrospectively even on the basis of new interpretations of existing law. UBS actively assesses and applies permanent establishment-related controls.

During 2020, thanks to the continued focus on sustainable remediation and resolution of underlying root causes, the portfolio of significant operational risk issues was reduced by more than two-thirds (68%), while the number of new deficiencies discovered decreased by approximately three-quarters (73%) compared with 2019.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Operational risk framework

Operational risk is an inherent part of the firm’s business. Losses can result from inadequate or failed internal processes, people and systems, or from external causes. UBS follows a Group-wide operational risk framework (ORF) that establishes requirements for identifying, managing, assessing and mitigating operational risks (including compliance and conduct risks) to achieve an agreed balance between risk and return. It is built on the following pillars:

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

–   defining operational risk appetite (including a financial operational risk appetite statement at Group, UBS AG and business division levels for operational risk events) through quantitative metrics and thresholds and qualitative measures, and assessing risk exposure against appetite; and

–   assessing inherent and residual risk through risk assessment processes, and determining whether additional remediation plans are required to address identified deficiencies.

Divisional Presidents and legal entity responsible executives are accountable for the effectiveness of operational risk management and for the robustness of the front-to-back control environment within their respective areas. Group function heads are accountable for supporting the divisional Presidents and legal entity responsible executives of our legal entities in the discharge of this responsibility, by confirming completeness and effectiveness of the control environment and operational risk management within their Group function. Collectively, divisional Presidents, central Group function heads and legal entity responsible executives are in charge of implementing the operational risk framework.

Compliance & Operational Risk Control (C&ORC) is responsible for providing an independent and objective view of the adequacy of operational risk management across the Group, and ensuring that operational risks are understood, owned and managed in accordance with the firm’s risk appetite. C&ORC-aligned teams sit within the Group Compliance, Regulatory & Governance (GCRG) function, reporting to the Group Chief Compliance and Governance Officer, who is a member of the Group Executive Board. C&ORC teams are integrated, covering both operational risk and compliance and conduct topics. The head of Operational Risk Control, together with dedicated divisional and regional ORC leaders, ensures a coherent global approach to operational risk, fostering strong front-to-back coverage. The ORF forms the common basis for managing and assessing operational risk, and there are additional C&ORC activities intended to ensure UBS is able to demonstrate compliance with applicable laws, rules and regulations.

In 2020, UBS has continued to review and enhance the ORF, considering feedback and input from both internal and external stakeholders, and has implemented strengthened ORF governance and stakeholder management through the setup of the ORF design authority. The Risk Control Self-Assessment process has been enhanced to increase the level of granularity and data to drive front-to-back review and challenge. Ownership of firm-wide risk appetite was transferred to Group Functions that are responsible for management of the underlying processes and associated risks.

All functions within UBS are required to assess the design and operating effectiveness of their internal controls periodically. The output of these assessments forms the basis for the assessment and testing of internal controls over financial reporting as required by the Sarbanes–Oxley Act, Section 404 (SOX 404).

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

Advanced measurement approach model

The operational risk framework outlined above underpins the calculation of regulatory capital for operational risk, which enables us to quantify operational risk and define effective risk mitigating management incentives as part of the related operational risk capital allocation approach to the business divisions.

We measure Group operational risk exposure and calculate operational risk regulatory capital using the advanced measurement approach (AMA) in accordance with FINMA requirements.

An entity-specific AMA model has been applied for UBS Switzerland AG, while for other regulated entities the basic indicators or standardized approaches are adopted for regulatory capital in agreement with local regulators. Also, the methodology of the Group AMA is leveraged for entity-specific Internal Capital Adequacy Assessment Processes.

Currently, the model includes 16 AMA units of measure (UoM), which are aligned with our operational risk taxonomy as closely as possible. Frequency and severity distributions are calibrated for each of the model’s UoM. The modeled distribution functions for both frequency and severity are used to generate the annual loss distribution. The resulting 99.9% quantile of the overall annual operational risk loss distribution across all UoM determines the required regulatory capital. Currently, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

AMA model calibration and review

A key assumption when calibrating data-driven frequency and severity distributions is that historical losses form a reasonable proxy for future events. In line with regulatory expectations, the AMA methodology utilizes both historical internal losses and external losses suffered by the broader industry for model calibration.

Initial model outputs driven by loss history are reviewed and adjusted to reflect fast-changing external developments, such as new regulations, geopolitical change, volatile market and economic conditions, and internal factors (e.g., changes in business strategy and control framework enhancements). The resulting baseline data-driven frequency and severity distributions are reviewed by subject matter experts and where necessary adjusted based on a review of qualitative information about the business environment and internal control factors,  as well as expert judgment with the aim of forecasting losses.

Our model is reviewed regularly to maintain risk sensitivity and recalibrated at least annually. Any changes to regulatory capital as a result of a recalibration or methodology changes are presented to FINMA for approval prior to use for disclosure purposes.

AMA model governance

The Group and entity-specific AMA models are subject to an independent validation performed by Model Risk Management & Control in line with the Group’s model risk management framework.

›   Refer to “Capital planning and activities” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the development of risk-weighted assets

›   Refer to “Risk measurement” in this section for more information about our approach to model confirmation procedures

›   Refer to the “Regulatory and legal developments” and “Risk factors” sections of this report for more information

Capital, liquidity
and funding,
and balance sheet

144	Capital management
144	Capital management objectives, planning and activities
145	Swiss SRB total loss-absorbing capacity framework
149	Total loss-absorbing capacity
153	Risk-weighted assets
155	Leverage ratio denominator
157	UBS AG consolidated total loss-absorbing capacity and leverage ratio information
162	Equity attribution and return on attributed equity

163	Liquidity and funding management
163	Strategy, objectives and governance
163	Liquidity management
164	Funding management
165	Liquidity coverage ratio
166	Net stable funding ratio

167	Balance sheet and off-balance sheet
167	Balance sheet
173	Off-balance sheet
175	Cash flows

176	Currency management

177	UBS shares

Risk, capital, liquidity and funding, and balance sheet | Capital management

Capital management

Capital management objectives, planning and activities

Capital management objectives

Audited | An adequate level of total loss-absorbing capacity (TLAC) meeting both internal assessment and regulatory requirements is a prerequisite for conducting our business activities.p  We are therefore committed to maintaining a strong TLAC position and sound TLAC ratios at all times, in order to meet regulatory capital requirements and our target capital ratios, and to support the growth of our businesses.

As of 31 December 2020, our common equity tier 1 (CET1) capital ratio was 13.8% and our CET1 leverage ratio 3.85%, each above our capital guidance, along with the requirements for Swiss systemically relevant banks (SRBs) and the Basel Committee on Banking Supervision (the BCBS) requirements. We believe that our capital strength is a source of confidence for our stakeholders, contributes to our sound credit ratings and is one of the foundations of our success.

The BCBS announced the finalization of the Basel III framework in December 2017, and published the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book) in January 2019. In response to COVID-19, the Group of Central Bank Governors and Heads of Supervision, which acts as the Basel Committee’s oversight body, endorsed the deferral of the implementation date by one year, to 1 January 2023. The accompanying transitional arrangements for the output floor have also been extended by one year to 1 January 2028. We will monitor the introduction and assess the effect on UBS once the final Swiss regulations are available. We do not expect the Swiss regulations to become mandatory until after the BCBS target effective date of 1 January 2023. In the absence of the final Swiss regulations, we continue to make progress on our internal assessment of infrastructure design and operational governance to anticipate the upcoming adoption of these rules. We currently estimate that the revised Basel III framework may lead to a further net increase in risk-weighted assets (RWA) of USD 20 billion to USD 30 billion, before taking into account mitigating actions. In addition, the transition to the standardized measurement approach for operational risk RWA is expected to result in a further increase in RWA. These estimates are based on our current understanding of the relevant standards and may change as a result of new or changed regulatory interpretations, the implementation of the Basel III standards into national law, changes in business growth, market conditions and other factors.

›   Refer to the “Our strategy” and “Performance targets and capital guidance” sections of this report for more information about our capital and resource guidelines

›   Refer to “Capital strength is a key component of our business model” in the “Risk factors” section of this report for more information about capital ratio-related risks

Capital planning and activities

Audited | We manage our balance sheet, RWA, leverage ratio denominator (LRD) and TLAC ratio levels on the basis of our regulatory TLAC requirements and within our internal limits and targets. Our strategic focus is on achieving an optimal attribution and use of financial resources between our business divisions and Group Functions, as well as between our legal entities, while remaining within the limits defined for the Group and allocated to the business divisions by the Board of Directors (the BoD). These resource allocations, in turn, affect business plans and earnings projections, which are reflected in our capital plans.

The annual strategic planning process includes a capital-planning component that is key in defining our capital targets. It is based on an attribution of Group RWA and LRD internal limits to the business divisions.

Limits and targets are established at Group and business division levels, and are approved by the BoD at least annually. In the target-setting process, we take into account the current and potential future TLAC requirements, our aggregate risk exposure in terms of capital-at-risk, the assessment by rating agencies, comparisons with peers and the effect of expected accounting policy changes.p  Monitoring is based on these internal limits and targets and provides indications if changes are required. Any breach of limits in place triggers a series of required remediating actions.

Group Treasury plans for, and monitors, consolidated TLAC information on an ongoing basis, reflecting business and legal entity requirements, as well as regulatory developments in capital regulations. In addition, capital planning and monitoring are performed at legal entity level for our significant subsidiaries and sub-groups that are subject to prudential supervision and must meet capital and other supervisory requirements.

›   Refer to “Capital and capital ratios of our significant regulated subsidiaries” in this section for more information

Swiss SRB total loss-absorbing capacity framework

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss SRBs.

Additional regulatory disclosures for UBS Group AG on a consolidated basis are provided in our 31 December 2020 Pillar 3 report. The Pillar 3 report further includes information relating to our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 31 December 2020 and is available under “Pillar 3 disclosures” at ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, is provided in the combined UBS Group AG and UBS AG Annual Report 2020, available under “Annual reporting” at ubs.com/investors.

Regulatory framework

The Basel III framework came into effect in Switzerland on 1 January 2013 and is embedded in the Swiss Capital Adequacy Ordinance (the CAO). The CAO also includes the too-big-to-fail provisions applicable to Swiss SRBs, which became effective on 1 July 2016 and have been fully phased-in since 1 January 2020.

Under the Swiss SRB framework, going and gone concern requirements represent the Group’s TLAC requirement. TLAC encompasses regulatory capital, such as CET1, loss-absorbing additional tier 1 (AT1) and tier 2 capital instruments, and liabilities that can be written down or converted into equity in case of resolution or for the purpose of restructuring measures.

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

Under the Swiss SRB rules applicable since 1 January 2020, going concern capital includes CET1 and high-trigger loss-absorbing AT1 capital instruments. Under the transitional rules for the Swiss SRB framework, outstanding low-trigger loss-absorbing AT1 capital instruments are available to meet the going concern capital requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements.

Outstanding high- and low-trigger loss-absorbing tier 2 capital instruments, non-Basel III-compliant tier 2 capital instruments and TLAC-eligible senior unsecured debt instruments are eligible to meet gone concern requirements until one year before maturity. A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years (i.e., are in the last year of eligibility). However, once at least 75% of the gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital. Our gone concern instruments are reasonably evenly distributed across maturities, with no major cliffs; therefore this 25% restriction has not affected us and we do not expect that it will affect us in the future.

›   Refer to “Bondholder information,” available at ubs.com/investors,  for more information about the eligibility of capital and senior unsecured debt instruments and key features and terms and conditions of capital instruments

Total loss-absorbing capacity and leverage ratio requirements

Going concern capital requirements

Under the Swiss SRB requirements fully phased-in since 1 January 2020, total going concern minimum requirements for all Swiss SRBs are a capital ratio requirement of 12.86% of RWA and a leverage ratio requirement of 4.5%. In addition to these minimum requirements, an add-on reflecting the degree of systemic importance is applied, based on market share and LRD. The add-on for UBS remains unchanged at 1.08% of RWA and 0.375% of our LRD. Effective from 27 March 2020, the Swiss Federal Council has deactivated the countercyclical buffer requirement of 2% of RWA for mortgage loans on residential property in Switzerland, to support the lending capacity of banks. However, we continued to apply additional countercyclical buffer requirements introduced in other BCBS member jurisdictions, which result in an additional buffer requirement of 0.02%. The total going concern capital requirements applicable are 13.96% of RWA (including countercyclical buffer requirements) and 4.875% of the LRD. Furthermore, of the total going concern capital requirement of 13.96% of RWA, at least 9.66% must be met with CET1 capital, while a maximum of 4.3% can be met with high-trigger loss-absorbing AT1 capital instruments. Similarly, of the total going concern leverage ratio requirement of 4.875%, 3.375% must be met with CET1 capital, while a maximum of 1.5% can be met with high-trigger loss-absorbing AT1 capital instruments.

Since the first quarter of 2020, and in connection with COVID-19, FINMA permitted banks to temporarily exclude central bank sight deposits from the LRD for the purpose of calculating going concern ratios. This exemption applied until 1 January 2021. Applicable dividends or similar distributions approved by shareholders after 25 March 2020 reduce the relief by the LRD equivalent of the capital distribution. This exemption increased our total going concern leverage ratio as of 31 December 2020 from 5.42% to 5.95%.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Gone concern loss-absorbing capacity requirements

As an internationally active Swiss SRB, UBS is also subject to gone concern loss-absorbing capacity requirements. The gone concern requirements also include add-ons for market share and the LRD, and may be met with senior unsecured debt that is TLAC eligible.

Under the Swiss SRB framework, banks are eligible for a rebate on the gone concern requirement if they take actions that facilitate recovery and resolvability beyond the minimum requirements. The amount of the rebate for improved resolvability is assessed annually by FINMA. Based on actions we had completed by December 2019 to improve resolvability, FINMA granted a rebate on the gone concern requirement of 47.5% of the aforementioned maximum rebate in the third quarter of 2020, which resulted in a reduction of 2.54 percentage points for the RWA-based requirement and 0.89 percentage points for the LRD-based requirement.

Our gone concern requirements are further reduced when higher quality capital instruments (CET1 capital, low-trigger loss-absorbing AT1 or certain low-trigger tier 2 capital instruments) are used to meet gone concern requirements. As of 31 December 2020, UBS has used low-trigger tier 2 capital instruments to fulfill gone concern requirements, resulting in a reduction of 1.25 percentage points for the RWA-based requirement and 0.35 percentage points for the LRD-based requirement.

Until 31 December 2021, the gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. From 1 January 2022 onward, this floor increases to 10% and 3.75% for the RWA- and LRD-based requirements, respectively.

In this report, we refer to the RWA-based gone concern requirements as gone concern loss-absorbing capacity requirements and the RWA-based gone concern ratio is referred to as the gone concern loss-absorbing capacity ratio.

The table on the next page provides the RWA- and LRD-based requirements and information as of 31 December 2020, excluding the effects of the temporary exemption of central bank sight deposits for the going concern leverage ratio calculation granted by FINMA on 25 March 2020 in connection with COVID-19.

The effects of the temporary exemption are presented on the page after next.

›   Refer to the “Regulatory and legal developments” section of this report for more information about COVID-19-related regulatory and legal developments

Swiss SRB going and gone concern requirements and information
As of 31.12.20	RWA		LRD[1]
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[2]	40,345	4.88[2]	50,561
Common equity tier 1 capital	9.66	27,914	3.38	35,004
of which: minimum capital	4.50	13,010	1.50	15,557
of which: buffer capital	5.14	14,860	1.88	19,447
of which: countercyclical buffer	0.02	45
Maximum additional tier 1 capital	4.30	12,431	1.50	15,557
of which: additional tier 1 capital	3.50	10,119	1.50	15,557
of which: additional tier 1 buffer capital	0.80	2,313

Eligible going concern capital
Total going concern capital	19.43	56,178	5.42	56,178
Common equity tier 1 capital	13.80	39,890	3.85	39,890
Total loss-absorbing additional tier 1 capital[3]	5.63	16,288	1.57	16,288
of which: high-trigger loss-absorbing additional tier 1 capital	4.74	13,711	1.32	13,711
of which: low-trigger loss-absorbing additional tier 1 capital	0.89	2,577	0.25	2,577

Required gone concern capital[4]
Total gone concern loss-absorbing capacity[5]	10.16	29,367	3.64	37,724
of which: base requirement	12.86	37,178	4.50	46,672
of which: additional requirement for market share and LRD	1.08	3,122	0.38	3,889
of which: applicable reduction on requirements	(3.78)	(10,933)	(1.24)	(12,838)
of which: rebate granted (equivalent to 47.5% of maximum rebate)	(2.54)	(7,333)	(0.89)	(9,237)
of which: reduction for usage of low-trigger tier 2 capital instruments	(1.25)	(3,600)	(0.35)	(3,600)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.75	45,545	4.39	45,545
Total tier 2 capital	2.68	7,744	0.75	7,744
of which: low-trigger loss-absorbing tier 2 capital	2.49	7,201	0.69	7,201
of which: non-Basel III-compliant tier 2 capital	0.19	543	0.05	543
TLAC-eligible senior unsecured debt	13.08	37,801	3.64	37,801

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.11	69,713	8.51	88,285
Eligible total loss-absorbing capacity	35.19	101,722	9.81	101,722

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		289,101
Leverage ratio denominator[1]				1,037,150

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report and to the COVID-19-related information in this section.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements, respectively. This means that the combined reduction may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

In line with the FINMA exemption rules that applied until 1 January 2021, the eligible LRD relief applicable to UBS is reduced by the going concern LRD equivalent of the capital distribution that UBS made for the 2019 financial year.

The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules had no effect on our Swiss SRB gone concern capital requirements and ratios.

Outside of this section, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present the LRD excluding the temporary FINMA exemption.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 31.12.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		1,037,150
Effective relief		(92,827)
of which: central bank sight deposits eligible for relief		(146,308)
of which: reduction of relief due to paid dividend distribution[1]		53,481
Leverage ratio denominator after temporary exemption		944,323

Required going concern capital
Total going concern capital	4.88	46,036
Common equity tier 1 capital	3.38	31,871

Eligible going concern capital
Total going concern capital	5.95	56,178
Common equity tier 1 capital	4.22	39,890

1 Represents the leverage ratio denominator equivalent to a 4.875% going concern leverage ratio requirement applied to the 2019 paid dividend of USD 2,607 million (USD 0.365 per share, paid on 7 May 2020 and 27 November 2020).

Total loss-absorbing capacity

Swiss SRB going and gone concern information

USD million, except where indicated	31.12.20	31.12.19[1]

Eligible going concern capital
Total going concern capital	56,178	51,842
Total tier 1 capital	56,178	51,842
Common equity tier 1 capital	39,890	35,535
Total loss-absorbing additional tier 1 capital	16,288	16,306
of which: high-trigger loss-absorbing additional tier 1 capital	13,711	13,892
of which: low-trigger loss-absorbing additional tier 1 capital	2,577	2,414

Eligible gone concern capital[2]
Total gone concern loss-absorbing capacity	45,545	37,753
Total tier 2 capital	7,744	7,431
of which: low-trigger loss-absorbing tier 2 capital	7,201	6,892
of which: non-Basel III-compliant tier 2 capital	543	540
TLAC-eligible senior unsecured debt	37,801	30,322

Total loss-absorbing capacity
Total loss-absorbing capacity	101,722	89,595

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	289,101	259,208
Leverage ratio denominator[3]	1,037,150	911,322

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.4	20.0
of which: common equity tier 1 capital ratio	13.8	13.7
Gone concern loss-absorbing capacity ratio	15.8	14.6
Total loss-absorbing capacity ratio	35.2	34.6

Leverage ratios (%)[3]
Going concern leverage ratio	5.4	5.7
of which: common equity tier 1 leverage ratio	3.85	3.90
Gone concern leverage ratio	4.4	4.1
Total loss-absorbing capacity leverage ratio	9.8	9.8

1 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.    2 As of 1 January 2020, instruments available to meet gone concern requirements remain eligible until one year before maturity without a haircut of 50% in the last year of eligibility. Refer to “Total loss-absorbing capacity and movement” in the “Capital management” section of our first quarter 2020 report, available under “Quarterly reporting” at ubs.com/investors, for more information.    3 Leverage ratio denominators (LRDs) and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report and to the COVID-19-related information in this section.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Audited |

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	31.12.20	31.12.19[1]
Total IFRS equity	59,765	54,675
Equity attributable to non-controlling interests	(319)	(174)
Defined benefit plans, net of tax	(41)	(9)
Deferred tax assets recognized for tax loss carry-forwards	(5,617)	(6,121)
Deferred tax assets on temporary differences, excess over threshold	(5)	(235)
Goodwill, net of tax[2]	(6,319)	(6,178)
Intangible assets, net of tax	(296)	(195)
Compensation-related components (not recognized in net profit)	(1,349)	(1,717)
Expected losses on advanced internal ratings-based portfolio less provisions	(330)	(495)
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,321)	(1,260)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	382	93
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(45)	(46)
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(152)	(32)
Prudential valuation adjustments	(150)	(104)
Accruals for dividends to shareholders	(1,314)	(2,628)
Capital reserve for potential share repurchases	(2,000)
Other	0	(40)
Total common equity tier 1 capital	39,890	35,535

1 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.    2 Includes goodwill related to significant investments in financial institutions of USD 413 million as of 31 December 2020 (31 December 2019: USD 178 million) presented on the balance sheet line Investments in associates.

p

Total loss-absorbing capacity and movement

Our total loss-absorbing capacity increased by USD 12.1 billion to USD 101.7 billion as of 31 December 2020.

Going concern capital and movement

Audited | Our CET1 capital mainly consists of: share capital; share premium, which primarily consists of additional paid-in capital related to shares issued; and retained earnings. A detailed reconciliation of IFRS equity to CET1 capital is provided in the “Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital” table.

Our CET1 capital increased by USD 4.4 billion to USD 39.9 billion as of 31 December 2020, mainly as a result of operating profit before tax of USD 8.2 billion, foreign currency translation effects of USD 1.2 billion and deferred tax assets on temporary differences of USD 0.4 billion. The increase was partly offset by our capital reserve for potential share repurchases of USD 2.0 billion, accruals for dividends of USD 1.3 billion, current tax expenses of USD 1.2 billion, share repurchases under our share repurchase program of USD 0.4 billion, and defined benefit plans of USD 0.3 billion.

›   Refer to “UBS shares” in this section for more information about the share repurchase program

Our loss-absorbing additional tier 1 (AT1) capital was stable at USD 16.3 billion, as the call of a USD 1.25 billion AT1 capital instrument was offset by a USD 0.75 billion issuance of an AT1 capital instrument, as well as foreign currency translation and interest rate risk hedge effects.p

Gone concern loss-absorbing capacity and movement

Audited | Our total gone concern loss-absorbing capacity included USD 37.8 billion of TLAC-eligible senior unsecured debt, and increased by USD 7.8 billion to USD 45.5 billion as of 31 December 2020.p  The increase was due to twelve issuances of TLAC-eligible senior unsecured debt instruments denominated in US dollars, euro and Australian dollars, as well as interest rate risk hedge, foreign currency translation and other effects, partly offset by a net decrease in eligibility of two instruments and the call of a TLAC-eligible senior unsecured debt instrument denominated in Australian dollars.

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.1 percentage points to 13.8%, reflecting a USD 4.4 billion increase in CET1 capital that was partly offset by a USD 29.9 billion increase in RWA.

Our CET1 leverage ratio decreased from 3.90% to 3.85% as of 31 December 2020, as the aforementioned increase in CET1 capital was more than offset by a USD 126 billion increase in the LRD.

Our gone concern loss-absorbing capacity ratio increased from 14.6% to 15.8%, whereas our gone concern leverage ratio increased from 4.1% to 4.4%, mainly driven by the aforementioned increase in gone concern loss-absorbing capacity.

Swiss SRB total loss-absorbing capacity movement
USD million

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 31.12.19[1]	35,535
Operating profit before tax	8,155
Current tax (expense) / benefit	(1,231)
Foreign currency translation effects	1,227
Share repurchase program	(364)
Goodwill and intangible assets	(242)
Defined benefit plans[2]	(250)
Deferred tax assets on temporary differences	412
Capital reserve for potential share repurchases	(2,000)
Accruals for proposed dividends to shareholders	(1,314)
Other	(38)
Common equity tier 1 capital as of 31.12.20	39,890
Loss-absorbing additional tier 1 capital as of 31.12.19	16,306
Issuance of high-trigger loss-absorbing additional tier 1 capital	750
Call of a high-trigger loss-absorbing additional tier 1 capital instrument	(1,250)
Interest rate risk hedge, foreign currency translation and other effects	482
Loss-absorbing additional tier 1 capital as of 31.12.20	16,288
Total going concern capital as of 31.12.19[1]	51,841
Total going concern capital as of 31.12.20	56,178

Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.19	7,431
Interest rate risk hedge, foreign currency translation and other effects	312
Tier 2 capital as of 31.12.20	7,744
TLAC-eligible senior unsecured debt as of 31.12.19	30,322
Issuance of TLAC-eligible senior unsecured debt instruments	7,126
Call of TLAC-eligible senior unsecured debt instruments	(74)
Decrease in eligibility due to shortening of residual tenor[3]	(1,379)
Interest rate risk hedge, foreign currency translation and other effects	1,806
TLAC-eligible senior unsecured debt as of 31.12.20	37,801
Total gone concern loss-absorbing capacity as of 31.12.19	37,753
Total gone concern loss-absorbing capacity as of 31.12.20	45,545

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.19[1]	89,594
Total loss-absorbing capacity as of 31.12.20	101,722

1 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.    2 Includes a USD 235 million payment of the first installment to employees’ retirement assets in the Swiss pension fund, as announced in 2018. Similar contributions to be made in the first quarters of 2021 and 2022, respectively. Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    3 Includes the partial cancellation of a TLAC-eligible senior unsecured debt instrument on 8 December 2020 (ISIN US90351DAD93 issued on 5 April 2016 and maturing on 15 April 2021), amounting to USD 150 million, as this instrument became not eligible to meet gone concern requirements in its final year of eligibility since April 2020.

Additional information

Active management of sensitivity to currency movements

Group Treasury is mandated to minimize adverse effects from changes in currency rates on our CET1 capital and / or CET1 capital ratio. A significant portion of our CET1 capital and RWA are denominated in Swiss francs, euro, pounds sterling and other currencies. In order to hedge the CET1 capital ratio, CET1 capital needs to have foreign currency exposure, leading to currency sensitivity of CET1 capital. As a consequence, it is not possible to simultaneously fully hedge the CET1 capital and the capital ratio. As the proportion of RWA denominated in currencies other than the US dollar outweighs the CET1 capital in such currencies, a significant appreciation of the US dollar against such currencies could benefit our capital ratios, while a significant depreciation of the US dollar against these currencies could adversely affect our capital ratios. The Group Asset and Liability Committee (the Group ALCO), a committee of the Group Executive Board, has mandated Group Treasury to adjust the currency mix in capital, within limits set by the Board of Directors, to balance the effect of foreign exchange movements on the CET1 capital and capital ratio. Limits are in place for the sensitivity of both CET1 capital and the CET1 capital ratio to an appreciation or depreciation of 10% in the value of the US dollar against other currencies.

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 13 billion and our CET1 capital by USD 1.3 billion as of 31 December 2020 (31 December 2019: USD 11 billion and USD 1.1 billion, respectively) and decreased our CET1 capital ratio 15 basis points (31 December 2019: 14 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 12 billion and our CET1 capital by USD 1.2 billion (31 December 2019: USD 10 billion and USD 1.0 billion, respectively) and increased our CET1 capital ratio 15 basis points (31 December 2019: 14 basis points).

Risk, capital, liquidity and funding, and balance sheet | Capital management

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

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 65 billion as of 31 December 2020  (31 December 2019: USD 57 billion) and decreased our Swiss SRB going concern leverage ratio 16 basis points (31 December 2019: 18 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 58 billion (31 December 2019: USD 51 billion) and increased our Swiss SRB going concern leverage ratio 16 basis points (31 December 2019: 18 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 18 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have employed for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the maximum loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.0 billion as of 31 December 2020, a reduction of USD 0.3 billion from 31 December 2019. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

›   Refer to “Operational risk” in the “Risk management and control” section of this report for more information

›   Refer to “Note 18 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Capital and capital ratios of our significant regulated subsidiaries

UBS Group AG is a holding company conducting substantially all operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provided substantial liquidity to, subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. Regulatory capital components and capital ratios of our significant regulated subsidiaries determined under the regulatory framework of each subsidiary’s home jurisdiction are provided in the “Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups” section of this report. Supervisory authorities generally have discretion to impose higher requirements, or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis, and may limit the ability of the entity to engage in new activities or take capital actions based on the results of those tests.

›   Refer to the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more capital and other regulatory information about our significant regulated subsidiaries and sub-groups

Joint liability of UBS AG and UBS Switzerland AG

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

The joint liability amounts have declined as obligations matured, terminated or were novated following the transfer date. As of 31 December 2020, the liability of UBS Switzerland AG amounted to CHF 8.9 billion (the equivalent of USD 10.1 billion), a decrease by CHF 7.9 billion compared with 31 December 2019. The respective liability of UBS AG has been substantially extinguished.

Risk-weighted assets

RWA development in 2020

During 2020, RWA increased by USD 29.9 billion to USD 289.1 billion, driven by increases of USD 25.1 billion in credit and counterparty credit risk RWA, including USD 7.7 billion from currency effects, USD 5.3 billion in market risk RWA, and
USD 1.3 billion in non-counterparty-related risk RWA, partly offset by a reduction of USD 1.8 billion in operational risk RWA.

›   Refer to the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information about RWA movements and definitions of RWA movement key drivers

Movement in risk-weighted assets by key driver
USD billion	RWA as of 31.12.19	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and Other [1]	RWA as of 31.12.20
Credit and counterparty credit risk[2]	153.0	7.7	2.7	1.4	(0.2)	13.5	178.1
Non-counterparty-related risk	22.1	0.6	0.0	0.0	0.0	0.7	23.4
Market risk	6.6	0.0	(3.3)	1.9	(0.9)	7.6	11.8
Operational risk	77.5	0.0	0.0	(1.8)	0.0	0.0	75.8
Total	259.2	8.3	(0.6)	1.5	(1.1)	21.7	289.1

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” Refer to the 31 December 2020 Pillar 3 report under “Pillar 3 disclosures” at ubs.com/investors for more information.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 25.1 billion to USD 178.1 billion as of 31 December 2020. This increase was partly driven by asset size and other movements of USD 13.5 billion, predominantly reflecting a higher asset size in the Investment Bank, mainly driven by higher RWA from loans and loan commitments as well as securities financing transactions, and in Global Wealth Management, mainly due to increased RWA from loans and loan commitments. Also, 2020 included an increase from currency effects of USD 7.7 billion, methodology and policy changes of USD 2.7 billion and model updates of USD 1.4 billion.

Movement in credit and counterparty credit risk RWA by key driver[1]
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Group
Total credit and counterparty credit risk RWA as of 31.12.19	35.0	57.3	1.8	50.6	8.3	153.0
Asset size	7.3	0.8	0.4	9.5	(1.6)	16.4
Asset quality	1.9	(0.6)	0.0	(3.8)	0.0	(2.5)
Model updates	1.4	0.5	0.0	(0.5)	0.0	1.4
Methodology and policy changes	0.6	0.5	0.7	0.8	0.1	2.7
Regulatory add-ons	0.0	0.1	0.0	0.0	(0.2)	(0.2)
Acquisitions and disposals	0.0	0.0	0.0	0.0	0.0	0.0
Foreign exchange movements	1.3	4.4	0.1	1.6	0.4	7.7
Other	(0.8)	(0.1)	0.0	0.3	0.3	(0.3)
Total movement	11.7	5.5	1.1	7.9	(1.1)	25.1
Total credit and counterparty credit risk RWA as of 31.12.20	46.7	62.8	2.9	58.5	7.2	178.1
1 Refer to the 31 December 2020 Pillar 3 report under “Pillar 3 disclosures” at ubs.com/investors for the definitions of credit and counterparty credit risk RWA movement categories.

Model updates

The increase in credit and counterparty credit risk RWA from model updates of USD 1.4 billion was primarily driven by real estate portfolios in Global Wealth Management and Personal & Corporate Banking, partly offset by reductions related to securities financing transactions (SFTs) and derivatives in the Investment Bank.

›   Refer to “Credit risk models” in the “Risk management and control” section of this report for more information about model updates

Methodology changes

The increase in credit and counterparty credit risk RWA from methodology changes of USD 2.7 billion was primarily driven by the implementation of the standardized approach for counterparty credit risk (SA-CCR) amounting to USD 1.8 billion, predominantly in the Investment Bank and Global Wealth Management, and revised capital requirements for fund investments amounting to USD 0.6 billion, mainly affecting the Asset Management business.

›   Refer to the “Risk management and control” section of this report and the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information about credit and counterparty credit risk developments

Risk, capital, liquidity and funding, and balance sheet | Capital management

We expect that further methodology changes and model updates, as well as regulatory add-ons, will increase credit and counterparty credit risk RWA by around USD 10 billion in 2021. The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA.

Non-counterparty-related risk

Non-counterparty credit risk RWA increased by USD 1.3 billion to USD 23.4 billion as of 31 December 2020, primarily driven by currency effects and increases in deferred tax assets.

Market risk

Market risk RWA increased by USD 5.3 billion to USD 11.8 billion as of 31 December 2020, mainly driven by asset size and other movements of USD 7.6 billion in the Investment Bank’s Global Markets business. This increase in turn was driven by higher average regulatory and stressed VaR (SVaR) levels, primarily due to unprecedented and sharp market moves across asset classes observed during the first half of the year as well as very high credit shocks being applied against the long credit inventory as the SVaR window included COVID-19-period shocks. Furthermore, 2020 included an increase from model updates of USD 1.9 billion, mainly related to the ongoing parameter update of our VaR model. These increases were partly offset by a reduction from methodology and policy of USD 3.3 billion, mainly related to the removal of a FINMA-required temporary market risk RWA multiplier following our demonstration of model performance in certain sub-portfolios. In addition, regulatory add-ons decreased by USD 0.9 billion, reflecting updates from the monthly risks-not-in-VaR (RniV) assessment.

›   Refer to the “Risk management and control” section of this report and the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information about market risk developments

Operational risk

Operational risk RWA decreased by USD 1.8 billion to USD 75.8 billion as of 31 December 2020, driven by the annual recalibration of the advanced measurement approach (AMA) model used for the calculation of operational risk capital in the fourth quarter of 2020.

›   Refer to “Advanced measurement approach model” in the “Risk management and control” section of this report for more information about the AMA model

Risk-weighted assets by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	31.12.20
Credit and counterparty credit risk[1]	46.7	62.8	2.9	58.5	7.2	178.1
Non-counterparty-related risk[2]	6.2	2.1	0.7	3.6	10.7	23.4
Market risk	1.4	0.0	0.0	9.0	1.4	11.8
Operational risk	32.8	7.2	3.3	23.2	9.3	75.8
Total	87.2	72.1	6.9	94.3	28.7	289.1

	31.12.19
Credit and counterparty credit risk[1]	35.0	57.3	1.8	50.6	8.3	153.0
Non-counterparty-related risk[2]	6.4	2.1	0.8	3.4	9.5	22.1
Market risk	0.8	0.0	0.0	4.6	1.1	6.6
Operational risk	35.9	7.7	2.0	22.5	9.4	77.5
Total	78.1	67.1	4.6	81.1	28.3	259.2

	31.12.20 vs 31.12.19
Credit and counterparty credit risk[1]	11.7	5.5	1.1	7.9	(1.1)	25.1
Non-counterparty-related risk[2]	(0.2)	0.0	(0.1)	0.2	1.3	1.3
Market risk	0.6	0.0	0.0	4.4	0.3	5.3
Operational risk	(3.1)	(0.5)	1.3	0.7	(0.1)	(1.8)
Total	9.0	5.0	2.4	13.2	0.4	29.9

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 December 2020: USD 10.0 billion; 31 December 2019: USD 9.0 billion), as well as property, equipment, software and other items (31 December 2020: USD 13.4 billion; 31 December 2019: USD 13.1 billion).

Leverage ratio denominator

The LRD increased by USD 126 billion to USD 1,037 billion as of 31 December 2020, primarily driven by asset size and other movements of USD 82 billion and an increase from currency effects of USD 43 billion.

Movement in leverage ratio denominator by key driver[1]
USD billion	LRD as of 31.12.19[3]	Currency effects	Asset size and other	LRD as of 31.12.20
On-balance sheet exposures (excluding derivative exposures and SFTs)[2]	690.3	36.3	80.1	806.6
Derivative exposures	89.0	3.6	4.0	96.6
Securities financing transactions	117.5	2.3	(4.4)	115.3
Off-balance sheet items	27.9	1.4	2.0	31.3
Deduction items	(13.3)	(0.1)	0.6	(12.8)
Total	911.3	43.5	82.3	1,037.1

1 This table does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report and to the COVID-19-related information in this section for more information.    2 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.    3 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.

The LRD movements described below exclude currency effects.

On-balance sheet exposures (excluding derivative exposures and SFTs) increased by USD 80 billion, mainly driven by an increase in cash and balances at central banks in Group Functions, as well as higher lending assets in Global Wealth Management and Personal & Corporate Banking.

Derivative exposures increased by USD 4 billion, mainly reflecting market-driven movements on foreign exchange and equity derivative contracts in the Investment Bank.

SFTs decreased by USD 4 billion, as a result of trade roll-offs in order to provide funding to the Investment Bank, partly offset by higher brokerage receivables.

›   Refer to “Balance sheet and off-balance sheet” in this section for more information about balance sheet movements

Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator by business division and Group Functions[1]
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	31.12.20
Total IFRS assets	367.7	231.7	28.6	369.7	128.1	1,125.8
Difference in scope of consolidation[2]	(0.1)	0.0	(21.1)	0.0	0.1	(21.2)
Less: derivative exposures and SFTs[3]	(34.0)	(16.7)	(0.7)	(191.6)	(54.9)	(298.0)
On-balance sheet exposures	333.6	215.0	6.7	178.0	73.3	806.6
Derivative exposures	6.6	2.0	0.0	82.7	5.3	96.6
Securities financing transactions	30.1	15.1	0.7	46.5	22.9	115.3
Off-balance sheet items	6.1	16.3	0.0	8.5	0.4	31.3
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.1)	(1.6)	(0.3)	(5.5)	(12.8)
Total	371.2	248.3	5.8	315.5	96.2	1,037.1

	31.12.19[4]
Total IFRS assets	309.8	209.4	34.6	315.9	102.6	972.2
Difference in scope of consolidation[2]	(0.1)	0.0	(28.2)	0.0	0.1	(28.3)
Less: derivative exposures and SFTs[3]	(34.9)	(20.6)	(0.9)	(141.9)	(55.3)	(253.6)
On-balance sheet exposures	274.7	188.8	5.5	173.9	47.4	690.3
Derivative exposures	6.4	1.4	0.0	73.2	8.0	89.0
Securities financing transactions	32.1	19.6	0.9	38.9	26.0	117.5
Off-balance sheet items	4.7	14.8	0.0	7.3	1.0	27.9
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.4)	(1.4)	(0.2)	(6.2)	(13.3)
Total	312.7	224.2	5.0	293.2	76.2	911.3

	31.12.20 vs. 31.12.19
Total IFRS assets	57.9	22.3	(6.0)	53.8	25.5	153.6
Difference in scope of consolidation[2]	0.0	0.0	7.1	0.0	0.0	7.1
Less: derivative exposures and SFTs[3]	0.9	3.9	0.2	(49.7)	0.4	(44.3)
On-balance sheet exposures	58.9	26.2	1.3	4.1	25.9	116.3
Derivative exposures	0.2	0.6	0.0	9.5	(2.7)	7.6
Securities financing transactions	(2.0)	(4.4)	(0.2)	7.7	(3.2)	(2.1)
Off-balance sheet items	1.4	1.5	0.0	1.2	(0.7)	3.4
Items deducted from Swiss SRB tier 1 capital	0.0	0.2	(0.3)	(0.1)	0.6	0.5
Total	58.5	24.1	0.9	22.4	20.0	125.8

1 This table does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report and to the COVID-19-related information in this section for more information.    2 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    3 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.    4 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.

UBS AG consolidated total loss-absorbing capacity and leverage ratio information

Going and gone concern requirements and information

UBS is considered an SRB under Swiss banking law and, on a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital, liquidity and funding, and balance sheet” section of this report.

›   Refer to “Regulatory framework” in this section for more information about total loss-absorbing capacity, leverage ratio requirements and gone concern rebate

UBS AG is subject to going and gone concern requirements on a standalone basis. Capital and other regulatory information for UBS AG standalone is provided under “Holding company and significant regulated subsidiaries and sub-groups” at ubs.com/investors  and in the 31 December 2020 Pillar 3 report available under “Pillar 3 disclosures” at ubs.com/investors.

The table on the next page provides the RWA- and LRD-based requirements and information as of 31 December 2020 for UBS AG consolidated, excluding the effects of the temporary exemption of central bank sight deposits for the going concern leverage ratio calculation granted by FINMA on 25 March 2020 in connection with COVID-19 until 1 January 2021. The effects of the temporary exemption are presented in a separate table on the next page.

›   Refer to the “Regulatory and legal developments” section of this report for more information about the COVID-19-related regulatory and legal developments

Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB going and gone concern requirements and information
As of 31.12.20	RWA		LRD[1]
USD million, except where indicated	in %	in USD million	in %	in USD million
Required going concern capital
Total going concern capital	13.96[2]	40,017	4.88[2]	50,543
Common equity tier 1 capital	9.66	27,687	3.38	34,991
of which: minimum capital	4.50	12,903	1.50	15,552
of which: buffer capital	5.14	14,739	1.88	19,439
of which: countercyclical buffer	0.02	45
Maximum additional tier 1 capital	4.30	12,330	1.50	15,552
of which: additional tier 1 capital	3.50	10,036	1.50	15,552
of which: additional tier 1 buffer capital	0.80	2,294

Eligible going concern capital
Total going concern capital	18.35	52,610	5.07	52,610
Common equity tier 1 capital	13.32	38,181	3.68	38,181
Total loss-absorbing additional tier 1 capital	5.03	14,430	1.39	14,430
of which: high-trigger loss-absorbing additional tier 1 capital	4.13	11,854	1.14	11,854
of which: low-trigger loss-absorbing additional tier 1 capital[3]	0.90	2,575	0.25	2,575

Required gone concern capital[4]
Total gone concern loss-absorbing capacity[5]	10.16	29,128	3.64	37,710
of which: base requirement	12.86	36,875	4.50	46,655
of which: additional requirement for market share and LRD	1.08	3,097	0.38	3,888
of which: applicable reduction on requirements	(3.78)	(10,844)	(1.24)	(12,833)
of which: rebate granted (equivalent to 47.5% of maximum rebate)	(2.54)	(7,273)	(0.89)	(9,234)
of which: reduction for usage of low-trigger additional tier 1 and tier 2 capital instruments	(1.25)	(3,571)	(0.35)	(3,599)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.88	45,545	4.39	45,545
Total tier 2 capital	2.70	7,744	0.75	7,744
of which: low-trigger loss-absorbing tier 2 capital	2.51	7,201	0.69	7,201
of which: non-Basel III-compliant tier 2 capital	0.19	543	0.05	543
TLAC-eligible senior unsecured debt	13.18	37,801	3.65	37,801

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.11	69,145	8.51	88,252
Eligible total loss-absorbing capacity	34.23	98,155	9.47	98,155

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		286,743
Leverage ratio denominator[1]				1,036,771

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report and to the COVID-19-related information in this section.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented. Effective from 30 June 2020, these instruments can qualify as going concern capital at the UBS AG consolidated level, as agreed with FINMA.    4 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA- and LRD-based requirements respectively. This means that the combined reduction may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 31.12.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		1,036,771
Effective relief		(67,375)
of which: central bank sight deposits eligible for relief		(146,308)
of which: reduction of relief due to paid dividend distribution		78,933
Leverage ratio denominator after temporary exemption		969,396

Required going concern capital
Total going concern capital	4.88	47,258
Common equity tier 1 capital	3.38	32,717

Eligible going concern capital
Total going concern capital	5.43	52,610
Common equity tier 1 capital	3.94	38,181

Swiss SRB going and gone concern information

USD million, except where indicated	31.12.20	31.12.19[1]

Eligible going concern capital
Total going concern capital	52,610	47,191
Total tier 1 capital	52,610	47,191
Common equity tier 1 capital	38,181	35,233
Total loss-absorbing additional tier 1 capital	14,430	11,958
of which: high-trigger loss-absorbing additional tier 1 capital	11,854	11,958
of which: low-trigger loss-absorbing additional tier 1 capital[2]	2,575

Eligible gone concern capital[3]
Total gone concern loss-absorbing capacity	45,545	40,168
Total tier 1 capital		2,415
of which: low-trigger loss-absorbing additional tier 1 capital[2]		2,415
Total tier 2 capital	7,744	7,431
of which: low-trigger loss-absorbing tier 2 capital	7,201	6,892
of which: non-Basel III-compliant tier 2 capital	543	540
TLAC-eligible senior unsecured debt	37,801	30,322

Total loss-absorbing capacity
Total loss-absorbing capacity	98,155	87,359

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	286,743	257,831
Leverage ratio denominator[4]	1,036,771	911,228

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	18.3	18.3
of which: common equity tier 1 capital ratio	13.3	13.7
Gone concern loss-absorbing capacity ratio	15.9	15.6
Total loss-absorbing capacity ratio	34.2	33.9

Leverage ratios (%)[4]
Going concern leverage ratio	5.1	5.2
of which: common equity tier 1 leverage ratio	3.68	3.87
Gone concern leverage ratio	4.4	4.4
Total loss-absorbing capacity leverage ratio	9.5	9.6

1 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.    2 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented. Effective from 30 June 2020, these instruments can qualify as going concern capital of UBS AG, as agreed with FINMA.    3 As of 1 January 2020, instruments available to meet gone concern requirements remain eligible until one year before maturity without a haircut of 50% in the last year of eligibility.    4 Leverage ratio denominators (LRDs) and leverage ratios for 31 December 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented on the previous page of this section.

Risk, capital, liquidity and funding, and balance sheet | Capital management

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

The going concern capital of UBS AG consolidated was USD 3.6 billion lower than the going concern capital of UBS Group AG consolidated as of 31 December 2020, reflecting lower going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.9 billion and lower CET1 capital of USD 1.7 billion.

The aforementioned difference in CET1 capital was primarily due to a lower UBS AG consolidated IFRS equity of USD 1.7 billion and higher UBS AG accruals for dividends, as well as a higher capital deduction at the UBS AG consolidated level related to deferred tax assets on temporary differences. The aforementioned factors were partly offset by a capital reserve for potential share repurchases and compensation related regulatory capital accruals at the UBS Group AG level.

The going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 1.9 billion lower than that of UBS Group AG consolidated as of 31 December 2020, reflecting deferred contingent capital plan awards granted at Group level to eligible employees for performance years 2015 to 2019.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 31 December 2020, the going concern leverage ratio of UBS AG consolidated was 0.3 percentage points lower than that of UBS Group AG consolidated, mainly because the going concern capital of UBS AG consolidated was USD 3.6 billion lower.

Audited |

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
	As of 31.12.20
USD million	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference
Total IFRS equity	59,765	58,073	1,691
Equity attributable to non-controlling interests	(319)	(319)	0
Defined benefit plans, net of tax	(41)	(41)	0
Deferred tax assets recognized for tax loss carry-forwards	(5,617)	(5,617)	0
Deferred tax assets on temporary differences, excess over threshold	(5)	(126)	121
Goodwill, net of tax	(6,319)	(6,319)	0
Intangible assets, net of tax	(296)	(296)	0
Compensation-related components (not recognized in net profit)	(1,349)	0	(1,349)
Expected losses on advanced internal ratings-based portfolio less provisions	(330)	(330)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,321)	(2,321)	0
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	382	382	0
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(45)	(45)	0
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(152)	(152)	0
Prudential valuation adjustments	(150)	(150)	0
Accruals for dividends to shareholders	(1,314)	(4,539)	3,225
Capital reserve for potential share repurchases	(2,000)	0	(2,000)
Other	0	(20)	20
Total common equity tier 1 capital	39,890	38,181	1,709

p

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 31.12.20
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference

Eligible going concern capital
Total going concern capital	56,178	52,610	3,567
Total tier 1 capital	56,178	52,610	3,567
Common equity tier 1 capital	39,890	38,181	1,709
Total loss-absorbing additional tier 1 capital	16,288	14,430	1,858
of which: high-trigger loss-absorbing additional tier 1 capital	13,711	11,854	1,857
of which: low-trigger loss-absorbing additional tier 1 capital	2,577	2,575	1

Eligible gone concern capital
Total gone concern loss-absorbing capacity	45,545	45,545	0
Total tier 2 capital	7,744	7,744	0
of which: low-trigger loss-absorbing tier 2 capital	7,201	7,201	0
of which: non-Basel III-compliant tier 2 capital	543	543	0
TLAC-eligible senior unsecured debt	37,801	37,801	0

Total loss-absorbing capacity
Total loss-absorbing capacity	101,722	98,155	3,567

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	289,101	286,743	2,358
Leverage ratio denominator[1]	1,037,150	1,036,771	379

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.4	18.3	1.1
of which: common equity tier 1 capital ratio	13.8	13.3	0.5
Gone concern loss-absorbing capacity ratio	15.8	15.9	(0.1)
Total loss-absorbing capacity ratio	35.2	34.2	1.0

Leverage ratios (%)[1]
Going concern leverage ratio	5.4	5.1	0.3
of which: common equity tier 1 leverage ratio	3.85	3.68	0.16
Gone concern leverage ratio	4.4	4.4	0.0
Total loss-absorbing capacity leverage ratio	9.8	9.5	0.3

1 Leverage ratio denominators (LRDs) and leverage ratios do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. The effects of the temporary exemption granted by FINMA in connection with COVID-19 are presented in the “Swiss SRB going concern requirements and information including temporary FINMA exemption” table in this section.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average RWA and average LRD, which both include resource allocations from Group Functions to the business divisions (the BDs). Average RWA and LRD are converted to CET1 capital equivalents using capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any BD, the CET1 capital equivalent of RBC is used as a floor for that BD.

In addition to tangible equity, we allocate equity to our BDs to support goodwill and intangible assets.

Furthermore, we allocate to BDs attributed equity related to certain CET1 deduction items, such as compensation-related components and expected losses on advanced internal ratings-based portfolio less general provisions.

We attribute all remaining Basel III capital deduction items to Group Functions. These items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constitute the largest component, dividend accruals and unrealized gains from cash flow hedges.

Average equity attributed to BDs and Group Functions increased by USD 3.7 billion to USD 57.8 billion in 2020, primarily due to an increase in attributed equity for Group Functions, mainly reflecting higher unrealized gains from cash flow hedges and the capital reserve for potential share repurchases.

›   Refer to “Balance sheet and off-balance sheet” in this section for more information about movements in equity attributable to shareholders

Average attributed equity
	For the year ended
USD billion	31.12.20	31.12.19	31.12.18
Global Wealth Management	17.1	16.6	16.3
Personal & Corporate Banking	8.9	8.4	8.0
Asset Management	2.0	1.8	1.8
Investment Bank	12.6	12.3	13.0
Group Functions	17.4	15.1	13.3
of which: deferred tax assets[1]	6.7	7.1	7.1
of which: related to retained RWA and LRD[2,3]	3.4	2.8	3.0
of which: accruals for shareholder returns and others	7.2	5.1	3.2
Average equity attributed to business divisions and Group Functions	57.8	54.2	52.4

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold), as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 The temporary exemption granted by FINMA until 1 January 2021 is not considered for average attributed equity. Refer to the “Regulatory and legal developments” section of this report for more information about the temporary exemption granted by FINMA.

Return on attributed equity[1]
	For the year ended
In %	31.12.20	31.12.19	31.12.18
Global Wealth Management	23.6	20.5	20.0
Personal & Corporate Banking	14.2	17.1	22.5
Asset Management	74.2	29.7	23.5
Investment Bank	19.7	6.4	11.5
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Liquidity and funding management

We manage the structural risk of our balance sheet, including interest rate risk, structural foreign exchange risk and collateral risk, as well as the risks associated with our liquidity and funding portfolios. This section provides information about regulatory requirements, our governance structure, liquidity and funding management (including our sources of liquidity and funding), our contingency planning, and stress testing. The balances disclosed in this section represent year-end positions, unless indicated otherwise. Intra-period balances fluctuate in the ordinary course of business and may differ from year-end positions.

Strategy, objectives and governance

Audited | Our management of balance sheet, liquidity and funding positions has the overall objective of optimizing our franchise’s value across a broad range of market conditions while considering current and future regulatory constraints. We employ a number of measures to monitor these positions under normal and stressed conditions. In particular, we use stress scenarios to apply behavioral adjustments to our balance sheet and calibrate the results from these internal stress models with external measures, primarily the liquidity coverage ratio (the LCR) and the net stable funding ratio (the NSFR). Our liquidity and funding strategy is proposed by Group Treasury and approved by the Group Asset and Liability Committee (the Group ALCO), which is a committee of the Group Executive Board (the GEB) that is overseen by the Risk Committee of the Board of Directors (the BoD). p

Group Treasury monitors and oversees the implementation and execution of our liquidity and funding strategy and is responsible for adherence to policies, limits, triggers and targets. This enables close control of both our cash and collateral, including our high-quality liquid assets, and centralizes the Group’s general access to wholesale cash markets in Group Treasury. In addition, should a crisis require contingency funding measures to be invoked, Group Treasury is responsible for coordinating liquidity generation with representatives of the relevant business areas. Group Treasury reports on the Group’s overall liquidity and funding position, including funding status and concentration risks, at least monthly, to the Group ALCO and the Risk Committee of the BoD.

Audited | Liquidity and funding limits, triggers and targets are set at Group and, where appropriate, at legal entity and business division levels, and are reviewed and reconfirmed at least once a year by the BoD, the Group ALCO, the Group Chief Financial Officer, the Group Treasurer and the business divisions, taking into consideration current and projected business strategy and risk tolerance. The principles underlying our limit, trigger and target framework are designed to maximize and sustain the value of our business franchise and maintain an appropriate balance in the asset and liability structure. Structural limits, triggers and targets focus on the structure and composition of the balance sheet, with supplementary limits, triggers and targets designed to drive the utilization, diversification and allocation of funding resources. To complement and support this framework, Group Treasury monitors the markets for early warning indicators regarding the current liquidity situation. These liquidity status indicators are used at the Group level to assess both the overall global and regional situations for potential threats. Treasury Risk Control provides independent oversight over liquidity and funding risks. p

›   Refer to the “Corporate governance” section of this report for more information

›   Refer to the “Risk management and control” section of this report for more information

Liquidity management

Audited | Our liquidity risk management aims to ensure that the firm has sufficient liquidity or access to funding sources to meet its liabilities when due, meet prudential requirements and to survive a severe three-month idiosyncratic and market-wide liquidity stress event; allowing for discrete management actions instructed by Group Treasury in addition to monetizing the bank’s liquidity reserves.

Our liquid assets are managed using limits, triggers and targets to maintain an appropriate level of diversification (issuer, tenor and other risk characteristics) in response to any expected or unexpected volatility in funding availability or requirements caused by adverse market, operational or other firm-specific events. The liquid asset portfolio size is managed dynamically, so as to operate at all times within the risk appetite of the BoD and relevant Group and subsidiary liquidity requirements. p  We experienced the effects of heightened market activity on our balance sheet in March 2020 due to the COVID-19 pandemic. The established liquidity risk management framework operated effectively and we were well positioned in the volatile market environment.

Stress testing

Audited | We perform stress testing to determine the optimal asset and liability structure that allows us to maintain an appropriately balanced liquidity and funding position under various scenarios. Liquidity crisis scenario analysis and contingency funding planning support the liquidity management process and aim to ensure that immediate corrective measures to absorb potential sudden liquidity shortfalls can be put into effect. p

We model our liquidity exposures under two main potential scenarios: a structural market-wide scenario and a combined scenario. We continuously refine the assumptions used to maintain a robust, actionable and tested contingency plan.

›   Refer to “Risk measurement” in the “Risk management and control” section of this report for more information about stress testing

Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Structural market-wide scenario

As a liquidity crisis could have a myriad of causes, the structural market-wide scenario encompasses potential stress effects across all markets, currencies and products, but it is typically not firm-specific. In addition to the loss of the ability to replace maturing wholesale funding, it assumes a gradual decline of otherwise stable client deposits and liquidity outflows corresponding to a one-notch downgrade in our long-term credit rating, and a corresponding downgrade in our short-term rating.

We use a cash capital metric that incorporates the structural market-wide scenario and measures the amount of long-term funding available to fund franchise and illiquid assets. Franchise assets consist of lending exposure to clients or assets to support franchise client activities. The illiquid portion of an asset is the difference between the carrying amount of the asset and its effective stressed cash value when monetized within the scenario horizon. Long-term funding used as cash capital to support franchise and illiquid assets is composed of unsecured funding with a remaining time to maturity of at least one year, deposits that have a behavioral maturity of at least one year and shareholders’ equity.

Combined scenario

The combined scenario represents an extreme stress event that combines a firm-specific crisis with market disruption. This scenario assumes: (i) substantial outflows of otherwise stable client deposits, mainly due on demand; (ii) inability to renew or replace maturing unsecured wholesale funding; (iii) unusually large drawdowns on loan commitments; (iv) reduced capacity to generate liquidity from trading assets; (v) liquidity outflows corresponding to a three-notch downgrade in our long-term credit rating, and a corresponding downgrade in our short-term rating; (vi) triggering contractual obligations to unwind derivative positions or to deliver additional collateral; (vii) additional collateral requirements due to adverse movements in the market values of derivatives; and (viii) elevated liquidity requirements in support of continuous payment and settlement activity. The combined scenario is run daily to project potential cash outflows under it and is assessed as part of ongoing risk management activities.

Contingency Funding Plan

Audited | Our Group Contingency Funding Plan is an integral part of our global crisis management framework, which covers various types of crisis events. This Contingency Funding Plan contains an assessment of contingent funding sources and liquidity preservation actions in a stressed environment, liquidity status indicators and metrics, and contingency procedures. Our funding diversification and global scope help to protect our liquidity position in the event of a crisis. We regularly assess and test all material known and expected cash flows, as well as the level and availability of high-grade collateral that could be used to raise additional funding if required. Our contingent funding sources include our high-quality liquid asset (HQLA) portfolios, available and unutilized liquidity facilities at several major central banks, contingent reductions of liquid trading portfolio assets, and other available management actions. p

Funding management

Audited | Group Treasury regularly monitors our funding status, including concentration risks, aiming to ensure that we maintain a well-balanced and diversified liability structure. Our funding risk management aims for the optimal asset and liability structure to finance our businesses reliably and cost-efficiently. Our funding activities are planned by analyzing the overall liquidity and funding profile of our balance sheet, taking into account the amount of stable funding that would be needed to support ongoing business activities through periods of difficult market conditions. p

The funding strategy of UBS Group AG is set annually in the Funding Plan and is reviewed on a quarterly basis. The Funding Plan is developed by Group Treasury and approved by the Group ALCO. Group Treasury proposes, sets and oversees limits, triggers and targets for funding generation, including concentration limits, weighted average maturity floors and volume. Funding diversification is monitored continuously, with a focus on product type, single-counterparty exposure (as a percentage of the total), maturity profile, and the overall contribution of a particular funding source to the liability mix.

›   Refer to “Balance sheet liabilities” in this section for more information about the development of our short-term and long-term debt during 2020

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

Internal funding and funds transfer pricing

We use an integrated liquidity and funding framework to govern the liquidity management of all our branches and subsidiaries, and our major sources of liquidity are channeled through entities that are fully consolidated. Group Treasury meets internal demands for funding by channeling funds from entities generating surplus cash to those in need of financing, except in circumstances where transfer restrictions exist.

Funding costs and benefits are allocated to our business divisions according to our liquidity and funding risk management framework. Our internal funds transfer pricing system, which is governed by Group Treasury, is designed to provide the proper liability structure to support the assets and planned activities of each business division.

Credit ratings

Credit ratings can affect the cost and availability of funding, especially funding from wholesale unsecured sources. Our credit ratings can also influence the performance of some of our businesses and the levels of client and counterparty confidence. Rating agencies take into account a range of factors when assessing creditworthiness and setting credit ratings. These include the company’s strategy, its business position and franchise value, stability and quality of earnings, capital adequacy, risk profile and management, liquidity management, diversification of funding sources, asset quality, and corporate governance. Credit ratings reflect the opinions of the rating agencies and can change at any time.

In evaluating our liquidity and funding requirements, we consider the potential effect of a reduction in UBS’s long-term credit ratings and a corresponding reduction in short-term ratings. If our credit ratings were to be downgraded, rating trigger clauses could result in an immediate cash settlement or the need to deliver additional collateral to counterparties from contractual obligations related to over-the-counter (OTC) derivative positions and other obligations. Based on our credit ratings as of 31 December 2020, USD 0.0 billion, USD 0.6 billion and USD 1.2 billion would have been required for such contractual obligations in the event of a one-notch, two-notch and three-notch reduction in long-term credit ratings, respectively. Of these, the portion related to additional collateral is USD 0.0 billion, USD 0.2 billion and USD 0.5 billion, respectively.

There was one main rating action with regard to UBS Group AG’s and UBS AG’s solicited credit ratings in 2020. As part of a series of rating actions over several weeks across the sector to reflect the disruption caused by the COVID-19 pandemic, Fitch Ratings revised the outlooks for issuer ratings of UBS Group AG, UBS AG and the rated subsidiaries from stable to negative on 31 March 2020. On 2 March 2021, Fitch Ratings revised the outlooks for the issuer ratings of UBS Group AG, UBS AG and the rated subsidiaries from negative back to stable.

›   Refer to “Liquidity and funding management are critical to UBS’s ongoing performance” in the “Risk factors” section of this report for more information

Liquidity coverage ratio

The LCR measures the short-term resilience of a bank’s liquidity profile by comparing whether sufficient HQLA are available to survive expected net cash outflows from a significant liquidity stress scenario, as defined by the relevant regulator.

For UBS, HQLA are low-risk unencumbered assets under the control of Group Treasury that are easily and immediately convertible into cash at little or no loss of value, in order to meet liquidity needs. Our HQLA predominantly consist of assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds. Group HQLA are held by UBS AG and its subsidiaries, and may include amounts that are available to meet funding and collateral needs in certain jurisdictions, but are not readily available for use by the Group as a whole. These limitations are typically the result of local regulatory requirements, including local LCR and large exposure requirements. Funds that are effectively restricted are excluded from the calculation of Group HQLA to the extent they exceed the outflow assumptions for the subsidiary that holds the relevant HQLA. On this basis, USD 47 billion of assets were excluded from our daily average Group HQLA for the fourth quarter of 2020. Amounts held in excess of local liquidity requirements that are not subject to other restrictions are generally available for transfer within the Group.

The Basel Committee on Banking Supervision (the BCBS) standards require an LCR of at least 100%. In a period of financial stress, the Swiss Financial Market Supervisory Authority (FINMA) may allow banks to use their HQLA and let their LCR temporarily fall below the minimum threshold. We monitor the LCR in all significant currencies in order to manage any currency mismatches between HQLA and the net expected cash outflows in times of stress.

Our daily average LCR for the fourth quarter of 2020 was 152%, compared with 134% in the fourth quarter of 2019, remaining above the prudential requirement communicated by FINMA.

The average LCR increase was primarily driven by higher HQLA balances due to debt issuances, lower net funding consumption by the business divisions and higher customer deposit balances, partly offset by an increase in excess liquidity subject to transfer restrictions. Net cash outflows increased, due to higher outflows from higher customer deposit balances and derivatives, which were partly offset by an increase in inflows from higher customer lending balances.

›   Refer to the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors,  for more information about the LCR

›   Refer to the “Significant regulated subsidiary and sub-group information” section of this report for more information about the LCR of UBS AG and UBS Switzerland AG

Liquidity coverage ratio
USD billion, except where indicated	Average 4Q20[1]	Average 4Q19[1]
High-quality liquid assets	214	166
Net cash outflows	141	124
Liquidity coverage ratio (%)	152	134
1 Calculated based on an average of 63 data points in the fourth quarter of 2020 and 64 data points in the fourth quarter of 2019.

Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Net stable funding ratio

The net stable funding ratio (NSFR) framework is intended to limit overreliance on short-term wholesale funding, to encourage a better assessment of funding risk across all on- and off-balance sheet items and to promote funding stability. The NSFR has two components: available stable funding (ASF) and required stable funding (RSF). ASF is the portion of capital and liabilities expected to be available over the period of one year. RSF is a measure of the stable funding requirement of an asset based on its maturity, encumbrance and other characteristics, as well as the potential for contingent calls on funding liquidity from off-balance sheet exposures. The BCBS NSFR regulatory framework requires a ratio of at least 100%.

In September 2020, the Swiss Federal Council adopted an amendment to the Liquidity Ordinance for the implementation of the NSFR. The NSFR regulation was finalized in the fourth quarter of 2020 with the release of the revised FINMA liquidity circular. We are on schedule to implement the final regulation by July 2021.

›   Refer to the “Regulatory and legal developments” section of this report for more information about the finalization of the NSFR regulation

As of 31 December 2020, our estimated pro forma NSFR was 119%, an increase of 8 percentage points compared with 31 December 2019. This reflected a USD 75 billion increase in available stable funding, mainly driven by higher customer deposits, capital and debt issuances. This was partly offset by an increase in required stable funding of USD 31 billion, mainly driven by an increase in loans and advances to customers, partly offset by certain alignments with final FINMA rules.

Pro forma net stable funding ratio
USD billion, except where indicated	31.12.20	31.12.19
Available stable funding	563	488
Required stable funding	473	442
Pro forma net stable funding ratio (%)	119	111

Balance sheet and off-balance sheet

Balance sheet

Balance sheet assets

As of 31 December 2020, balance sheet assets totaled USD 1,126 billion, an increase of USD 154 billion from 31 December 2019, of which currency effects accounted for approximately USD 42 billion, driven mainly by increases in lending assets and cash and balances at central banks, as well as in derivatives and cash collateral receivables on derivative instruments, partly offset by decreases in securities financing transactions at amortized cost.

Lending assets increased by USD 56 billion, of which USD 34 billion was in Global Wealth Management and mainly reflected increases in Lombard loans and currency effects. In Personal & Corporate Banking, lending assets increased by USD 18 billion, mainly driven by currency effects and increases in mortgage loans, as well as loans related to the Swiss government-backed COVID-19 lending program.

Cash and balances at central banks increased by USD 51 billion, predominantly in Group Treasury, as the Group increased its liquidity reserves in a volatile market environment, and also due to currency effects. The cash inflow was generated mainly from issuances of money market paper, higher customer deposits and net proceeds from securities financing transactions.

Derivatives and cash collateral receivables on derivative instruments increased by USD 47 billion, mainly in our Derivatives & Solutions business in the Investment Bank, largely due to market-driven movements from foreign currency contracts on the back of the volatility in exchange rates and, to a lesser extent, from equity contracts and interest rate contracts.

Other financial assets measured at amortized cost and fair value increased by USD 10 billion, largely due to higher volumes of HQLA securities in the liquidity buffer within Group Treasury. Brokerage receivables increased by USD 7 billion, mainly in our Financing Business in the Investment Bank, as clients invested in the market.

These increases were partly offset by a decrease in securities financing transactions at amortized cost of USD 10 billion, mainly in Group Treasury, and a decrease of USD 5 billion in non-financial assets and financial assets for unit-linked investment contracts, largely in Asset Management, as a result of client shifts from unit-linked investments into segregated mandates. Trading portfolio assets decreased by USD 2 billion, mainly in the Investment Bank, reflecting lower inventory held to hedge client positions.

›   Refer to the “Consolidated financial statements” section of this report for more information

›   Refer to the “Our environment” section of this report for more information about UBS’s response to the COVID-19 pandemic and our involvement in the Swiss government-backed lending program

Assets
	As of		% change from
USD billion	31.12.20	31.12.19	31.12.19
Cash and balances at central banks	158.2	107.1	48
Lending[1]	395.0	339.2	16
Securities financing transactions at amortized cost	74.2	84.2	(12)
Trading portfolio[2]	125.4	127.5	(2)
Derivatives and cash collateral receivables on derivative instruments	192.4	145.1	33
Brokerage receivables	24.7	18.0	37
Other financial assets measured at amortized cost and fair value[3]	95.1	85.6	11
Non-financial assets and financial assets for unit-linked investment contracts	60.9	65.4	(7)
Total assets	1,125.8	972.2	16

1 Consists of loans and advances to banks and customers.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Asset encumbrance

The table below provides a breakdown of on- and off-balance sheet assets between encumbered assets, unencumbered assets and assets that cannot be pledged as collateral.

Assets are presented as Encumbered  if they have been pledged as collateral against an existing liability or are otherwise not available for securing additional funding. Included within the latter category are assets protected under client asset segregation rules, financial assets for unit-linked investment contracts, assets held in certain jurisdictions to comply with explicit minimum local asset maintenance requirements and assets held in consolidated bankruptcy remote entities, such as certain investment funds and other structured entities.

›   Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section of this report for more information

Assets that cannot be pledged as collateral represent assets that are not encumbered but by their nature are not considered available to secure funding or meet collateral needs. They mainly include collateral trading assets, derivative financial assets, cash collateral receivables on derivative instruments, deferred tax assets, goodwill and intangible assets and other assets.

All other assets are presented as Unencumbered. Assets that are considered to be readily available to secure funding on a Group and / or legal entity level are shown separately and consist of cash and securities readily realizable in the normal course of business. These include our HQLA and unencumbered positions in our trading portfolio. Unencumbered assets that are considered to be available to secure funding on a legal entity level may be subject to restrictions that limit the total amount of assets available to the Group as a whole. Other unencumbered assets, which are not considered to be readily available to secure funding on a Group and / or legal entity level, primarily consist of loans and advances to banks.

Asset encumbrance as of 31 December 2020
USD billion	Encumbered		Unencumbered		Assets that cannot be pledged as collateral	Total Group
	Assets pledged as collateral	Assets otherwise restricted and not available to secure funding	Cash and securities available to secure funding on a Group and / or legal entity level	Other realizable assets
Balance sheet
Cash and balances at central banks			158.2			158.2
Loans and advances to banks		3.7		11.7		15.4
Receivables from securities financing transactions					74.2	74.2
Cash collateral receivables on derivative instruments		3.8			29.0	32.7
Loans and advances to customers	20.4	0.8		354.4	4.0	379.5
Other financial assets measured at amortized cost	2.5	0.1	16.3	1.4	6.8	27.2
Total financial assets measured at amortized cost	22.9	8.4	174.5	367.6	114.0	687.3
Financial assets at fair value held for trading	64.4[1]	0.7	57.3	3.0		125.4
Derivative financial instruments					159.6	159.6
Brokerage receivables					24.7	24.7
Financial assets at fair value not held for trading	2.1[1]	23.2	37.8	10.3	6.9	80.4
Total financial assets measured at fair value through profit or loss	66.5	24.0	95.1	13.3	191.1	390.0
Financial assets measured at fair value through other comprehensive income	0.1[1]		8.1			8.3
Non-financial assets		0.0	6.3	14.7	19.2	40.1
Total balance sheet assets as of 31 December 2020	89.5	32.3	284.0	395.6	324.3	1,125.8
Total balance sheet assets as of 31 December 2019	76.2	37.2	234.0	343.0	281.8	972.2

Off-balance sheet
Fair value of securities accepted as collateral as of 31 December 2020	367.3	12.4	113.4	7.7		500.7
Fair value of securities accepted as collateral as of 31 December 2019	350.5	7.0	112.0	6.2		475.7

Total balance sheet assets and off-balance sheet securities accepted as collateral as of 31 December 2020	456.8	44.7	397.3	403.3	324.3	1,626.5
of which: high-quality liquid assets			214.1
Total balance sheet assets and off-balance sheet securities accepted as collateral as of 31 December 2019	426.7	44.2	346.0	349.2	281.8	1,447.9
of which: high-quality liquid assets			178.6

1 Includes assets pledged as collateral that may be sold or repledged by counterparties. The respective amounts are disclosed in “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section of this report.

Assets available to secure funding on a Group and / or legal entity level by currency
USD billion	31.12.20	31.12.19
Swiss franc	109.2	79.8
US dollar	163.3	146.6
Euro	48.1	32.8
Other	76.7	86.8
Total	397.3	346.0

Balance sheet liabilities

Total liabilities as of 31 December 2020 were USD 1,066 billion, an increase of USD 148 billion from 31 December 2019, of which currency effects accounted for approximately USD 38 billion, driven mainly by increases in customer deposits, derivatives and cash collateral payables on derivative instruments, as well as short-term borrowings, partly offset by decreases in non-financial liabilities and financial liabilities related to unit-linked investment contracts.

Customer deposits increased by USD 76 billion, of which USD 50 billion was in Global Wealth Management and USD 26 billion in Personal & Corporate Banking, as a result of clients holding higher levels of cash, as well as currency effects. As of 31 December 2020, our ratio of customer deposits to outstanding loan balances was 138% (31 December 2019: 137%). Derivatives and cash collateral payables on derivatives instruments increased by USD 46 billion, in line with the movement on the asset side. Short-term borrowings increased by USD 29 billion, predominantly as Group Treasury increased the liquidity available to the Group. Trading portfolio liabilities increased by USD 3 billion, mainly in the Investment Bank, reflecting lower netting with equivalent trading portfolio assets following client-driven disposals on the asset side.

These increases were partly offset by decreases in non-financial liabilities and financial liabilities related to unit-linked investment contracts of USD 6 billion, driven by unit-linked investment contracts, in line with the movement on the asset side. Long-term debt issued decreased by USD 2 billion, driven by a USD 6 billion decrease in debt issued designated at fair value, mainly reflecting net client redemptions, partly offset by a USD 4 billion increase in long-term debt held at amortized cost. The increase in long-term debt held at amortized cost was primarily the result of foreign exchange and hedge accounting effects, as net issuances of USD 8.0 billion equivalent of euro-, Australian dollar-, pound sterling-, and Swiss franc-denominated senior unsecured debt were largely offset by USD 6.5 billion of net redemptions of mainly US dollar-denominated senior unsecured debt.

During 2021, USD 2.9 billion equivalent of TLAC-eligible benchmark instruments will mature. In February 2021, USD 1.5 billion equivalent of loss-absorbing additional tier 1 (AT1) capital and USD 2.4 billion equivalent of loss-absorbing tier 2 capital were called. UBS is already compliant with its 2021 going and gone concern capital requirements and expects to act rationally and strategically with respect to the refinancing of any callable capital instruments and any potential incremental issuances.

›   Refer to the document titled “UBS Group AG consolidated capital instruments and TLAC-eligible senior unsecured debt,” available under “Bondholder information” at ubs.com/investors,  for more information

›   Refer to the “Consolidated financial statements” section of this report for more information

Equity

Equity attributable to shareholders increased by USD 4,944 million to USD 59,445 million as of 31 December 2020.

Total comprehensive income attributable to shareholders was positive USD 8,276 million, reflecting net profit of USD 6,557 million and positive other comprehensive income (OCI) of USD 1,719 million. OCI mainly included positive foreign currency translation OCI of USD 1,095 million, positive cash flow hedge OCI of USD 1,011 million and positive OCI related to financial assets measured at fair value through OCI of USD 136 million, partly offset by USD 293 million negative OCI related to own credit and negative defined benefit plan OCI of USD 218 million.

Distributions to shareholders reduced retained earnings by USD 1,304 million, reflecting the payment of 50% of the 2019 dividend of USD 0.73 per share. The other 50% was distributed from the capital contribution reserve within share premium. Swiss tax law effective 1 January 2020 requires Switzerland-domiciled companies with shares listed on a stock exchange to pay no more than 50% of dividends from capital contribution reserves, with the remainder required to be paid from retained earnings.

Share premium decreased by USD 1,311 million, mainly due to the aforementioned dividend distribution of USD 1,304 million to shareholders out of the capital contribution reserve and a reduction of USD 628 million from the delivery of treasury shares under share-based compensation plans, partly offset by an increase of USD 691 million that was primarily due to the amortization of deferred equity compensation awards in the income statement. This included approximately USD 110 million of amortization of certain equity-settled deferred compensation awards following the modification of the terms of such awards.

Net treasury share activity decreased equity attributable to shareholders by USD 742 million. This was mainly due to purchases of USD 925 million to hedge our share delivery obligations related to employee share-based compensation and participation plans and share repurchases of USD 364 million under our 2018–2021 share repurchase program, partly offset by a net disposal of treasury shares related to employee share-based compensation awards.

Equity attributable to non-controlling interests increased by USD 145 million to USD 319 million, mainly reflecting the establishment of a banking partnership with Banco do Brasil on 30 September 2020.

›   Refer to the “Group performance” and “Consolidated financial statements” sections of this report for more information

›   Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Consolidated financial statements” section of this report for more information about a restatement of compensation-related liabilities affecting opening retained earnings, and for more information about the modification of deferred compensation awards

›   Refer to “UBS shares” in this section for more information about the share repurchase program

›   Refer to “Note 29 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of this report for more information about the banking partnership with Banco do Brasil

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Liabilities and equity
	As of		% change from
USD billion	31.12.20	31.12.19	31.12.19
Short-term borrowings[1]	57.7	28.4	103
Securities financing transactions at amortized cost	6.3	7.8	(19)
Customer deposits	524.6	448.3	17
Long-term debt issued[2]	153.8	155.5	(1)
Trading portfolio[3]	33.6	30.6	10
Derivatives and cash collateral payables on derivative instruments	198.4	152.3	30
Brokerage payables	38.7	37.2	4
Other financial liabilities measured at amortized cost and fair value[4]	19.1	17.5	9
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	33.7	40.0	(16)
Total liabilities	1,066.0	917.5	16
Share capital	0.3	0.3	0
Share premium	16.8	18.1	(7)
Treasury shares	(4.1)	(3.3)	22
Retained earnings	38.8	34.1	14
Other comprehensive income[5]	7.6	5.3	44
Total equity attributable to shareholders	59.4	54.5	9
Equity attributable to non-controlling interests	0.3	0.2	83
Total equity	59.8	54.7	9
Total liabilities and equity	1,125.8	972.2	16

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Liabilities by product and currency
	USD billion		As a percentage of total liabilities
	All currencies		All currencies		USD		CHF		EUR		Other
	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Short-term borrowings	57.7	28.4	5.4	3.1	3.0	1.6	0.6	0.3	1.0	0.6	0.9	0.7
of which: due to banks	11.0	6.6	1.0	0.7	0.3	0.2	0.5	0.3	0.1	0.1	0.1	0.2
of which: short-term debt issued[1]	46.7	21.8	4.4	2.4	2.7	1.4	0.0	0.0	0.9	0.5	0.8	0.5
Securities financing transactions at amortized cost	6.3	7.8	0.6	0.8	0.5	0.8	0.0	0.0	0.0	0.0	0.1	0.0
Customer deposits	524.6	448.3	49.2	48.9	19.7	17.0	20.1	21.4	5.2	5.8	4.2	4.6
of which: demand deposits	236.4	176.0	22.2	19.2	7.4	4.4	7.2	7.6	4.3	4.4	3.4	2.7
of which: retail savings / deposits	220.9	168.6	20.7	18.4	8.3	6.0	11.8	11.8	0.5	0.5	0.0	0.0
of which: time deposits	40.3	62.3	3.8	6.8	2.8	4.8	0.2	0.3	0.1	0.0	0.7	1.7
of which: fiduciary deposits	27.0	41.4	2.5	4.5	1.2	1.7	0.9	1.8	0.3	0.8	0.1	0.2
Long-term debt issued[2]	153.8	155.5	14.4	16.9	7.6	10.0	1.6	1.6	3.7	3.4	1.5	1.9
Trading portfolio	33.6	30.6	3.2	3.3	1.3	1.1	0.1	0.1	0.5	0.5	1.2	1.7
Derivatives and cash collateral payables on derivative instruments	198.4	152.3	18.6	16.6	15.2	13.7	0.2	0.2	2.0	1.8	1.1	0.9
Brokerage payables	38.7	37.2	3.6	4.1	2.7	3.0	0.0	0.1	0.2	0.3	0.7	0.6
Other financial liabilities measured at amortized cost and fair value[3]	19.1	17.5	1.8	1.9	1.1	1.2	0.2	0.2	0.2	0.2	0.3	0.3
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	33.7	40.0	3.2	4.4	0.6	0.6	0.2	0.2	0.2	0.1	2.2	3.4
Total liabilities	1,066.0	917.5	100.0	100.0	51.6	49.0	23.0	24.1	13.1	12.7	12.3	14.2

1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Maturity analysis of assets and liabilities

The table below provides an analysis of on- and off-balance sheet assets and liabilities by residual contractual maturity as of the balance sheet date. The contractual maturity of assets is based on carrying amounts and includes the effect of callable features. The contractual maturity of liabilities is based on carrying amounts and the earliest date on which we could be required to pay. The presentation of liabilities at carrying amount in this table differs from “Note 24 Maturity analysis of financial liabilities” in the “Consolidated financial statements” section of this report, where such liabilities are presented on an undiscounted basis, as required by International Financial Reporting Standards (IFRS).

Derivative financial instruments and financial assets and liabilities at fair value held for trading are assigned to the Due within 1 month column,  although one should note that the respective contractual maturities may extend over significantly longer periods.

Assets held to hedge unit-linked investment contracts (presented within Financial assets at fair value not held for trading) are assigned to the Due within 1 month column, consistent with the maturity assigned to the related amounts due under unit-linked investment contracts (presented within Other financial liabilities designated at fair value).

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

Non-financial assets and liabilities with no contractual maturity are generally included in the Perpetual / Not applicable time bucket.

Loan commitments are classified on the basis of the earliest date they can be drawn down.

Maturity analysis of assets and liabilities
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 6 months	Due between 6 and 9 months	Due between 9 and 12 months	Due between 1 and 2 years	Due between 2 and 5 years	Due over 5 years	Perpetual / Not applicable	Total

Assets
Total financial assets measured at amortized cost	400.3	54.8	22.9	11.7	13.4	45.5	69.4	69.3		687.3
Loans and advances to customers	137.3	42.0	15.6	9.6	12.1	41.5	59.5	62.0		379.5
Total financial assets measured at fair value through profit or loss	339.4	9.3	9.6	6.8	4.2	7.4	8.7	3.1	1.5	390.0
Financial assets at fair value not held for trading	29.7	9.3	9.6	6.8	4.2	7.4	8.7	3.1	1.5	80.4
Financial assets measured at fair value through other comprehensive income	0.1	0.0	0.2	0.1	0.2	0.1	0.4	7.1	0.0	8.3
Total non-financial assets	8.3	0.0	0.0	0.0	0.0	0.0	1.4	0.0	30.4	40.1
Total assets as of 31 December 2020	748.1	64.2	32.7	18.6	17.8	53.0	79.9	79.6	31.8	1,125.8
Total assets as of 31 December 2019	633.4	59.8	24.4	16.2	15.7	45.3	79.6	66.6	31.2	972.2

Liabilities
Total financial liabilities measured at amortized cost	576.4	17.1	20.5	12.8	13.4	18.2	32.5	22.9	14.4	728.3
Customer deposits	512.8	6.6	2.0	0.5	0.8	0.7	0.9	0.2		524.6
Debt issued measured at amortized cost	8.8	7.6	17.6	11.7	11.3	16.5	30.3	21.1	14.4	139.2
Total financial liabilities measured at fair value through profit or loss	281.6	17.3	3.7	4.3	0.9	9.0	0.7	7.6		325.1
Debt issued designated at fair value	20.3	16.7	3.6	3.8	0.9	8.9	0.1	6.9		61.2
Total non-financial liabilities	7.1	2.9	0.0	0.0	0.0	0.0	0.0	0.0	2.7	12.7
Total liabilities as of 31 December 2020	865.1	37.3	24.1	17.1	14.4	27.2	33.2	30.5	17.1	1,066.0
Total liabilities as of 31 December 2019	727.1	41.2	22.7	14.3	10.7	22.0	33.3	29.4	16.8	917.5

Guarantees, loan commitments and forward starting transactions[1]
Guarantees, loan commitments and forward starting transactions as of 31 December 2020	61.3	0.5	0.3	0.1	0.0	0.0	0.0	0.0	0.0	62.2
Guarantees, loan commitments and forward starting transactions as of 31 December 2019	47.5	0.5	0.2	0.1	0.0	0.0	0.0	0.0	0.0	48.3

1 Starting with the fourth quarter of 2020, the notional amounts associated with derivative loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are presented together with notional amounts related to derivative instruments and have been excluded from the table above. Prior periods in the table above have been amended to ensure comparability. Refer to “Note 10 Derivative instruments” in the “Consolidated financial statements” section of this report for information about the notional amounts of these instruments.

Off-balance sheet

In the normal course of business, we enter into transactions where, pursuant to IFRS, the maximum contractual exposure may not be recognized in whole or in part on our balance sheet. These transactions include derivative instruments, guarantees and similar arrangements, as well as some purchased and retained interests in non-consolidated structured entities, which are transacted for a number of reasons, including hedging and market-making activities, to meet specific needs of our clients or to offer investment opportunities to clients through entities that are not controlled by us.

When we incur an obligation or become entitled to an asset through these arrangements, we recognize them on the balance sheet. It should be noted that in certain instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements.

›   Refer to “Note 1a Significant accounting policies,” items 1, 2a and 2e, and “Note 28 Interests in subsidiaries and other entities” in the “Consolidated financial statements” section of this report for more information

The following paragraphs provide more information about certain off-balance sheet arrangements. Additional off-balance sheet information is primarily provided in Notes 9, 10, 18, 20, 21i, 23 and 28 in the “Consolidated financial statements” section of this report, and in the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Guarantees, loan commitments and similar arrangements

In the normal course of business, we issue various forms of guarantees, commitments to extend credit, standby and other letters of credit to support our clients, forward starting transactions, note issuance facilities and revolving underwriting facilities. With the exception of related premiums, generally these guarantees and similar obligations are kept as off-balance sheet items, unless a provision to cover probable losses or expected credit losses is required.

Guarantees represent irrevocable assurances that, subject to the satisfying of certain conditions, we will make payments if our clients fail to fulfill their obligations to third parties. As of 31 December 2020, the net exposure (i.e., gross values less sub-participations) from guarantees and similar instruments was USD 15.0 billion, compared with USD 16.5 billion as of 31 December 2019. Fee income from issuing guarantees was not significant to total revenues in 2020 and 2019.

We also enter into commitments to extend credit in the form of credit lines available to secure the liquidity needs of clients. The majority of loan commitments range in maturity from one month to one year. Committed unconditionally revocable credit lines are generally open-ended.

During 2020, loan commitments increased by USD 13.8 billion, mainly in Personal & Corporate Banking, driven by additional liquidity facilities made available to large Swiss corporate clients and the Swiss government-backed lending program. Committed unconditionally revocable credit lines increased by USD 5.0 billion, mainly driven by higher Lombard facilities in Global Wealth Management, as well as higher credit lines, mainly for corporate clients in Personal & Corporate Banking.

Forward starting repurchase agreements remained broadly stable. Forward starting reverse repurchase agreements increased by USD 1.6 billion, predominantly in Group Treasury.

Off-balance sheet[1]
	As of		% change from
USD billion	31.12.20	31.12.19	31.12.19
Guarantees[2]	15.0	16.5	(9)
Loan commitments[2,3]	41.4	27.5	50
Committed unconditionally revocable credit lines	40.1	35.1	14
Forward starting reverse repurchase agreements[3]	3.2	1.7	96
Forward starting repurchase agreements[3]	0.4	0.4	(8)

1 Starting with the fourth quarter of 2020, the notional amounts associated with derivative loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are presented together with notional amounts related to derivative instruments. The presentation of prior periods has been aligned to ensure comparability. The fair values of these instruments continue to be presented within derivative instruments.    2 Guarantees and Loan commitments are shown net of sub-participations.    3 Refer to “Note 10 Derivative instruments” in the “Consolidated financial statements” section of this report for information about loan commitments, forward starting repurchase and reverse repurchase agreements measured at fair value through profit or loss.

If customers fail to meet their obligations, our maximum exposure to credit risk is the contractual amount of these instruments. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. In 2020, we recognized net credit loss expenses of USD 138 million related to loan commitments, guarantees and other credit facilities in the scope of expected credit loss measurement, compared with net credit loss expenses of USD 6 million in 2019. Provisions recognized for guarantees, loan commitments and other credit facilities in the scope of expected credit loss measurement were USD 257 million as of 31 December 2020, compared with USD 114 million as of 31 December 2019.

›   Refer to “Note 9 Financial assets at amortized cost and other positions in scope of expected credit loss measurement” and “Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about expected credit loss provisions

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

For certain obligations we enter into partial sub-participations to mitigate various risks from guarantees and loan commitments. A sub-participation is an agreement by another party to take a share of the loss in the event that the obligation is not fulfilled by the obligor and, where applicable, to fund a part of the credit facility. We retain the contractual relationship with the obligor, and the sub-participant has only an indirect relationship. We only enter into sub-participation agreements with banks to which we ascribe a credit rating equal to or better than that of the obligor.

We also provide to third parties representations, warranties and indemnifications in the normal course of business.

Support provided to non-consolidated investment funds

In 2020, the Group did not provide material support, financial or otherwise, to unconsolidated investment funds when the Group was not contractually obligated to do so, nor does the Group have an intention to do so.

Clearing house and exchange memberships

We are a member of numerous securities and derivative exchanges and clearing houses. In connection with some of such memberships, we may be required to pay a share of the financial obligations of another member who defaults, or we may be otherwise exposed to additional financial obligations. While the membership rules vary, obligations generally would arise only if the exchange or clearing house had exhausted its resources. We consider the probability of a material loss due to such obligations to be remote.

Deposit insurance

Swiss banking law and the deposit insurance system require Swiss banks and securities dealers to jointly guarantee an amount of up to CHF 6 billion for privileged client deposits in the event that a Swiss bank or securities dealer becomes insolvent. FINMA estimates our share in the deposit insurance system to be CHF 0.9 billion.

As a member of the Deposit Protection Fund of the Association of German Banks, we are required to provide an indemnity related to coverage of certain non-institutional deposits (for amounts above EUR 100,000 and below EUR 565 million per depositor) in the event UBS Europe SE becomes unable to meet its obligations.

The aforementioned deposit insurance requirements represent a contingent payment obligation and expose us to additional risk. As of 31 December 2020, we considered the probability of a material loss from our obligations to be remote.

Contractual obligations
	Payment due by period
USD million	Within 1 year	1–3 years	3–5 years	Over 5 years	Total
Long-term debt obligations	58,529	41,792	20,930	45,100	166,350
Lease obligations	654	1,161	869	1,808	4,492
Purchase obligations	712	607	247	99	1,665
Total as of 31 December 2020	59,895	43,560	22,045	47,007	172,508

Contractual obligations

The table above summarizes payments due by period under contractual obligations as of 31 December 2020.

All contractual obligations included in this table, with the exception of purchase obligations, are recognized as liabilities on our balance sheet. Purchase obligations represent commitments to purchase goods or services in the future, with expenses only recognized as goods are transferred or services rendered in the future. Amounts in the table above are presented on an undiscounted basis.

Long-term debt obligations as of 31 December 2020 were USD 166 billion. They consisted of debt issued designated at fair value (USD 64 billion) and long-term debt issued measured at amortized cost (USD 102 billion) and represent estimated future interest and principal payments on an undiscounted basis.

›   Refer to “Note 24 Maturity analysis of financial liabilities” in the “Consolidated financial statements” section of this report for more information

More than half of total long-term debt obligations had a fixed rate of interest. Amounts due on interest rate swaps used to hedge interest rate risk inherent in fixed-rate debt issued, and designated in fair value hedge accounting relationships, are not included in the table above. The notional amount of these interest rate swaps was USD 67 billion as of 31 December 2020. Debt issued designated at fair value mainly consists of structured notes and is generally economically hedged, but it would not be practicable to estimate the amount and / or timing of the payments on interest swaps used to hedge these instruments as interest rate risk inherent in respective liabilities is generally risk-managed on a portfolio level.

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

›   Refer to the respective Notes, including “Note 25 Hedge accounting,” in the “Consolidated financial statements” section of this report for more information

Cash flows

As a global financial institution, our cash flows are complex and often may bear little relation to our net earnings and net assets. Consequently, we believe that a traditional cash flow analysis is less meaningful when evaluating our liquidity position than the liquidity, funding and capital management frameworks and measures described elsewhere in this section.

Cash and cash equivalents

As of 31 December 2020, cash and cash equivalents totaled USD 173.5 billion, an increase of USD 53.7 billion from 31 December 2019, driven by net cash inflows from operating and financing activities, as well as the effects of exchange rate differences on cash and cash equivalents, mainly reflecting an appreciation of the Swiss franc against the US dollar in 2020. These effects were partly offset by net cash outflows from investing activities.

Operating activities

Net cash inflows from operating activities were USD 37 billion in 2020. Net operating cash flow, before changes in operating assets and liabilities and income taxes paid, was an inflow of USD 4.1 billion. Changes in operating assets and liabilities resulted in net cash inflows of USD 32.8 billion, mainly driven by net inflows of USD 51.8 billion related to customer deposits and USD 11.3 billion from financial assets and liabilities at fair value held for trading and derivative financial instruments and a USD 9.6 billion inflow from securities financing transactions. These inflows were partly offset by a net outflow from lending balances to customers of USD 33.7 billion and a net outflow from brokerage receivables and payables of USD 5.2 billion.

In 2019, net cash inflows from operating activities were USD 19.7 billion. Net operating cash flow, before changes in operating assets and liabilities and income taxes paid, was an inflow of USD 14.3 billion. Changes in operating assets and liabilities resulted in net cash inflows of USD 5.4 billion, mainly driven by a USD 23.2 billion net inflow related to customer deposits and an USD 8.7 billion inflow from securities financing transactions. These inflows were partly offset by a net outflow from financial assets and liabilities at fair value held for trading and derivative financial instruments of USD 18.8 billion and net outflows from loans and advances to banks of USD 4.3 billion and from lending balances to customers of USD 3.1 billion.

Investing activities

Investing activities resulted in a net cash outflow of USD 6.8 billion in 2020, primarily related to a cash outflow of USD 6.3 billion from the purchase of financial assets measured at fair value through other comprehensive income and a net outflow of USD 4.2 billion from purchase and redemption of debt securities measured at amortized cost. These outflows were partly offset by an inflow from the disposal and redemption of financial assets measured at fair value through other comprehensive income of USD 4.5 billion.

In 2019, investing activities resulted in a net cash outflow of USD 1.6 billion.

Financing activities

Financing activities resulted in a net cash inflow of USD 12.4 billion in 2020, mainly due to net issuance proceeds of USD 23.9 billion from short-term debt. This inflow was partly offset by the net repayment of USD 6.8 billion of long-term debt, which includes debt issued designated at fair value, a dividend distribution to shareholders of USD 2.6 billion and net cash used to acquire treasury shares of USD 1.4 billion.

In 2019, financing activities resulted in a net cash outflow of USD 25.6 billion, mainly due to the net repayment of USD 17.1 billion of short-term debt and the net repayment of USD 3.8 billion of long-term debt, which includes debt issued designated at fair value. In addition, a dividend distribution to shareholders of USD 2.5 billion and net cash used to acquire treasury shares of USD 1.6 billion contributed to the net cash outflow.

›   Refer to “Primary financial statements” in the “Consolidated financial statements” section of this report for more information about cash flows

Statement of cash flows (condensed)
	For the year ended
USD billion	31.12.20	31.12.19
Net cash flow from / (used in) operating activities	37	20
Net cash flow from / (used in) investing activities	(7)	(2)
Net cash flow from / (used in) financing activities	12	(26)
Effects of exchange rate differences on cash and cash equivalents	11	1
Net increase / (decrease) in cash and cash equivalents	54	(6)
Cash and cash equivalents at the end of the year	174	120

Risk, capital, liquidity and funding, and balance sheet | Currency management

Currency management

Strategy, objectives and governance

Group Treasury focuses on three main areas of currency risk management: (i) currency-matched funding and investment of non-US dollar assets and liabilities; (ii) sell-down of non-US dollar profits and losses; and (iii) selective hedging of anticipated non-US dollar profits and losses to further mitigate the effect of structural imbalances in the balance sheet. Non-trading foreign exchange risks arising from transactions denominated in a currency other than the reporting entity’s functional currency are managed under market risk limits. Group Treasury also manages structural currency composition at the consolidated Group level.

Currency-matched funding and investment of non-US dollar assets and liabilities

For monetary balance sheet items and other investments, as far as is practical and efficient, we follow the principle of matching the currencies of our assets and liabilities for funding purposes. This avoids profits and losses arising from the translation of non-US dollar assets and liabilities.

Net investment hedge accounting is applied to non-US dollar core investments to balance the effect of foreign exchange movements on both CET1 capital and the CET1 capital ratio.

›   Refer to “Note 1a Significant accounting policies” and “Note 25 Hedge accounting” in the “Consolidated financial statements” section of this report for more information

Sell-down of non-US dollar reported profits and losses

Income statement items of foreign subsidiaries and branches of UBS AG with a functional currency other than the US dollar are translated into US dollars at average rates. To reduce earnings volatility on the translation of previously recognized earnings in foreign currencies, Group Treasury centralizes the profits and losses (under IFRS) arising in UBS AG and its branches and sells or buys the profit or loss for US dollars on a monthly basis. Our foreign subsidiaries follow a similar monthly sell-down process into their own functional currencies. Retained earnings in foreign subsidiaries with a functional currency other than the US dollar are integrated and managed as part of our net investment hedge accounting program.

Hedging of anticipated non-US dollar profits and losses

The Group ALCO may at any time instruct Group Treasury to execute hedges to protect anticipated future profits and losses in foreign currencies against possible adverse trends of foreign exchange rates. Although intended to hedge future earnings, these transactions are accounted for as open currency positions and subject to internal market risk limits for value-at-risk and stress loss limits.

›   Refer to “Capital management” in this section for more information about our active management of sensitivity to currency movements and the effect thereof on our key ratios

Dividend distribution

UBS Group AG declares dividends in US dollars. Shareholders holding shares through SIX (ISIN: CH0244767585) will receive dividends in Swiss francs, based on a published exchange rate calculated up to five decimal places, on the day prior to the ex-dividend date. Shareholders holding shares through DTC (ISIN: CH0244767585; CUSIP: H42097107) will be paid dividends in US dollars.

›   Refer to the “Standalone financial statements” section of this report for more information about the proposed dividend distribution of UBS Group AG

UBS shares

UBS Group AG shares

Audited | As of 31 December 2020, IFRS equity attributable to shareholders amounted to USD 59,445 million, represented by 3,859,055,395 shares issued. Shares issued did not change in 2020.

Each share has a nominal value of CHF 0.10, carries one vote if entered into the share register as having the right to vote, and also entitles the holder to a proportionate share of distributed dividends. All shares are fully paid up. As the articles of association of UBS Group AG indicate, there are no other classes of shares and no preferential rights for shareholders. p

›   Refer to the “Corporate governance” section of this report for more information about UBS shares

UBS Group share information
	As of or for the year ended		% change from
	31.12.20	31.12.19	31.12.19
Shares issued	3,859,055,395	3,859,055,395	0
Treasury shares	307,477,002	243,021,296	27
of which: related to share repurchase program	148,975,800	117,706,540	27
Shares outstanding	3,551,578,393	3,616,034,099	(2)
Basic earnings per share (USD)[1]	1.83	1.17	56
Diluted earnings per share (USD)[1]	1.77	1.14	55
Basic earnings per share (CHF)[2]	1.71	1.17	46
Diluted earnings per share (CHF)[2]	1.65	1.14	45
Equity attributable to shareholders (USD million)	59,445	54,501	9
Less: goodwill and intangible assets (USD million)	6,480	6,469	0
Tangible equity attributable to shareholders (USD million)	52,965	48,032	10
Ordinary cash dividends declared per share (USD)[3,4]	0.37	0.73	(49)
Total book value per share (USD)	16.74	15.07	11
Tangible book value per share (USD)	14.91	13.28	12
Share price (USD)[5]	14.08	12.63	12
Market capitalization (USD million)	50,013	45,661	10

1 Refer to “Share information and earnings per share” in the “Consolidated financial statements” section of this report for more information.    2 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency.    3 Dividends and / or distributions out of the capital contribution reserve are normally approved and paid in the year subsequent to the reporting period.    4 Refer to “Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve” in the “Standalone financial statements” section of this report for more information.    5 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Risk, capital, liquidity and funding, and balance sheet | UBS shares

Holding of UBS Group AG shares

Group Treasury holds UBS Group AG shares to hedge future share delivery obligations related to employee share-based compensation awards, and also holds shares purchased under the share repurchase program. As of 31 December 2020, we held a total of 307,744,002 treasury shares (31 December 2019: 243,021,296), or 8.0% (31 December 2019: 6.3%) of shares issued.

Shares acquired under our 2018–2021 share repurchase program totaled 149.0 million as of 31 December 2020 (31 December 2019: 117.7 million) for a total consideration of CHF 1,900 million (USD 1,931 million). This program was completed on 2 February 2021 with the purchase of an additional 7.7 million shares in January and February 2021 for a total consideration of CHF 100 million (USD 112 million). The shares repurchased under this program are expected to be canceled by means of a capital reduction, to be proposed for shareholder approval at the 2021 Annual General Meeting. On 8 February 2021, we commenced a new three-year share repurchase program of up to CHF 4 billion, of which we expect to execute up to USD 1 billion by the end of the first quarter of 2021.

Treasury shares held to hedge our share delivery obligations related to employee share-based compensation awards totaled 157.1 million shares as of 31 December 2020 (31 December 2019: 125.2 million). Share delivery obligations related to employee share-based compensation awards totaled 172 million shares as of 31 December 2020 (31 December 2019: 156 million) and are calculated on the basis of undistributed notional share awards, taking into account applicable performance conditions. Treasury shares held are delivered to employees at exercise or vesting. As of 31 December 2020, up to 122 million UBS Group AG shares (31 December 2019: 122 million) could have been issued out of conditional capital to satisfy share delivery obligations of any future employee share option programs or similar awards.

The Investment Bank also holds a limited number of UBS Group AG shares, primarily in its capacity as a market-maker with regard to UBS Group AG shares and related derivatives, and to hedge certain issued structured debt instruments.

The table below outlines the market purchases of UBS Group AG shares by Group Treasury. It does not include the activities of the Investment Bank.

Treasury share purchases
	Share repurchase program[1]			Other treasury shares purchased[2]
Month of purchase[3]	Number of shares	Average price in CHF	Remaining volume of share repurchase program in CHF million at month-end	Number of shares	Average price in USD
January 2020	8,124,500	12.31	350	5,250,000	12.54
February 2020	7,928,760	12.61	250	26,250,000	12.67
March 2020	15,216,000	9.86	100	3,000,000	8.21
April 2020			100
May 2020			100
June 2020			100
July 2020			100
August 2020			100
September 2020			100
October 2020			100	7,500,000	11.92
November 2020			100	30,000,000	13.75
December 2020			100[4]

1 In March 2018, UBS initiated a share repurchase program of up to CHF 2 billion over a three-year period and this program was completed on 2 February 2021. As noted above, on 8 February 2021, a new three-year program of up to CHF 4 billion commenced. The share repurchase information in this table is disclosed in Swiss francs as the share buybacks were transacted in Swiss francs on a separate trading line on the SIX Swiss Exchange.    2 This table excludes purchases for the purpose of hedging derivatives linked to UBS Group AG shares and for market-making in UBS Group AG shares. The table also excludes UBS Group AG shares purchased by post-employment benefit funds for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with Swiss law. UBS’s post-employment benefit funds purchased 1,757,855 UBS Group AG shares during the year and held 14,853,861 UBS Group AG shares as of 31 December 2020.    3 Based on the transaction date of the respective treasury share purchases.    4 The remaining volume of the share repurchase program as of 31 December 2020 was USD 113 million. This was calculated based on the remaining volume of CHF 100 million as of 31 December 2020 and the respective closing exchange rate as of this date. The share repurchase program was completed on 2 February 2021.

Trading volumes
	For the year ended
1,000 shares	31.12.20	31.12.19	31.12.18
SIX Swiss Exchange total	5,095,908	4,161,555	3,277,995
SIX Swiss Exchange daily average	20,222	16,713	13,165
New York Stock Exchange total	260,681	203,967	166,728
New York Stock Exchange daily average	1,030	809	664
Source: Reuters

Listing of UBS Group AG shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. As such, they can be traded and transferred across applicable borders, without the need for conversion, with identical shares traded on different stock exchanges in different currencies.

During 2020, the average daily trading volume of UBS Group AG shares was 20.2 million shares on SIX and 1.0 million shares on the NYSE. SIX is expected to remain the main venue for determining the movement in our share price, because of the high volume traded on this exchange.

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

4

Audited information according to the Swiss law and applicable regulatory requirements and guidance

Disclosures provided are in line with the requirements of Art. 663c para. 1 and 3 of the Swiss Code of Obligations (supplementary disclosures for companies whose shares are listed on a stock exchange: shareholdings) and the Ordinance against Excessive Compensation in Listed Stock Corporations (tables containing such information are marked as “Audited” throughout this section), as well as other applicable regulations and guidance.

Corporate governance and compensation | Corporate governance

Corporate governance

UBS Group AG is subject to, and complies with, all relevant Swiss legal and regulatory requirements regarding corporate governance, including the SIX Swiss Exchange’s Directive on Information relating to Corporate Governance (the SIX Swiss Exchange Corporate Governance Directive), and the standards established in the Swiss Code of Best Practice for Corporate Governance, including the appendix on executive compensation.

As a foreign company with shares listed on the New York Stock Exchange (the NYSE), UBS Group AG also complies with all relevant corporate governance standards applicable to foreign private issuers.

The Organization Regulations of UBS Group AG, adopted by the Board of Directors (the BoD) based on Art. 716b of the Swiss Code of Obligations and articles 25 and 27 of the Articles of Association of UBS Group AG, constitute our primary corporate governance guidelines.

To the extent practicable, the governance structures of UBS Group AG and UBS AG are aligned. UBS AG complies with all relevant Swiss legal and regulatory corporate governance requirements. As a foreign private issuer with debt securities listed on the NYSE, UBS AG also complies with the relevant NYSE corporate governance standards. The discussion in this section refers to both UBS Group AG and UBS AG, unless specifically noted otherwise or unless the information discussed is relevant only to listed companies and therefore only applicable to UBS Group AG. This approach is in line with US Securities and Exchange Commission regulations and NYSE listing standards.

›   Refer to the Articles of Association of UBS Group AG and of UBS AG, and to the Organization Regulations of UBS Group AG, available at ubs.com/governance  and ubs.com/
ubs-ag-governance, for more information

›   The SIX Swiss Exchange Corporate Governance Directive is available at ser-ag.com/dam/downloads/regulation/listing/
directives/DCG-en.pdf,  the Swiss Code of Best Practice for Corporate Governance at economiesuisse.ch/en/publications/
swiss-code-best-practice-corporate-governance and the NYSE rules at nyse.com/publicdocs/nyse/listing/
NYSE_Corporate_Governance_Guide.pdf

Differences from corporate governance standards relevant to US-listed companies

The NYSE listing standards on corporate governance require foreign private issuers to disclose any significant ways in which their corporate governance practices differ from those that have to be followed by domestic companies. Such differences are discussed below.

Responsibility of the Audit Committee regarding independent auditors

Our Audit Committee is responsible for the compensation, retention and oversight of independent auditors. It assesses the performance and qualifications of external auditors and submits proposals for appointment, reappointment or removal of independent auditors to the BoD. As required by the Swiss Code of Obligations, the BoD submits its proposals for shareholder vote at the Annual General Meeting (the AGM). Under NYSE standards audit committees are responsible for appointing independent auditors.

Discussion of risk assessment and risk management policies by the Risk Committee

As per the Organization Regulations of UBS Group AG and UBS AG, the Risk Committee, instead of the Audit Committee, as per NYSE standards, oversees our risk principles and risk capacity on behalf of the BoD. The Risk Committee is responsible for monitoring our adherence to those risk principles and monitoring whether business divisions and control units maintain appropriate systems of risk management and control.

Supervision of the internal audit function

Although under NYSE standards only audit committees supervise internal audit functions, the Chairman of the BoD (the Chairman) and the Audit Committee share the supervisory responsibility and authority with respect to the internal audit function.

Responsibility of the Compensation Committee for performance evaluations of senior management of UBS Group AG

In line with Swiss law, our Compensation Committee, together with the BoD, proposes for shareholder approval at the AGM the maximum aggregate amount of compensation for the BoD, the maximum aggregate amount of fixed compensation for the Group Executive Board (the GEB) and the aggregate amount of variable compensation for the GEB. The members of the Compensation Committee are elected by the AGM. Under NYSE standards it is the responsibility of compensation committees to evaluate senior management’s performance and to determine and approve, as a committee or together with the other independent directors, the compensation thereof.

Proxy statement reports of the Audit Committee and the Compensation Committee

NYSE standards require the aforementioned committees to submit their reports directly to shareholders. However, under Swiss law all reports to shareholders, including those from the aforementioned committees, are provided to and approved by the BoD, which has ultimate responsibility to the shareholders.

Shareholder votes on equity compensation plans

NYSE standards require shareholder approval for the establishing of and material revisions to all equity compensation plans. However, as per Swiss law, the BoD approves compensation plans. Shareholder approval is only mandatory if equity-based compensation plans require an increase in capital. No shareholder approval is required if shares for such plans are purchased in the market.

›   Refer to “Board of Directors” in this section for more information about the BoD’s committees

›   Refer to “Share capital structure” in this section for more information about UBS Group AG’s capital

Group structure and shareholders

Operational Group structure

As of 31 December 2020, the operational structure of the Group is composed of the Global Wealth Management, Personal & Corporate Banking, Asset Management and Investment Bank business divisions, as well as Group Functions.

›   Refer to the “Our businesses” section on page 19 of this report for more information about our business divisions and Group Functions

›   Refer to “Financial and operating performance” on page 67 and to “Note 2 Segment reporting” in the “Consolidated financial statements” section on page 306 of this report for more information

›   Refer to the “Our evolution” section on page 14 of this report for more information

Listed and non-listed companies belonging to the Group

The Group includes a number of consolidated entities, of which only UBS Group AG shares are listed.

UBS Group AG’s registered office is at Bahnhofstrasse 45, CH-8001 Zurich, Switzerland. UBS Group AG shares are listed on the SIX Swiss Exchange (ISIN: CH0244767585) and on the NYSE (CUSIP: H42097107).

›   Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section on page 177 of this report for information about UBS Group AG’s market capitalization and shares held by Group entities

›   Refer to “Note 28 Interests in subsidiaries and other entities” in the “Consolidated financial statements” section on page 390 of this report for more information about the significant subsidiaries of the Group

Significant shareholders

General rules

Under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (the FMIA), anyone directly or indirectly, or acting in concert with third parties, holding shares in a company listed in Switzerland or holding derivative rights related to shares in such a company must notify the company and the SIX Swiss Exchange (SIX) if the holding reaches, falls below or exceeds one of the following percentage thresholds: 3, 5, 10, 15, 20, 25, 33 1⁄3, 50 or 66 2⁄3% of voting rights, regardless of whether or not such rights may be exercised. Nominee companies that cannot autonomously decide how voting rights are exercised are not required to notify the company and SIX if they reach, exceed or fall below the above-mentioned thresholds.

Pursuant to the Swiss Code of Obligations, we disclose in “Note 23 Significant shareholders” to the UBS Group AG standalone financial statements the identity of any shareholder with a holding of more than 5% of the total share capital of UBS Group AG.

Shareholders subject to FMIA disclosure notifications

According to the mandatory FMIA disclosure notifications filed with UBS Group AG and SIX, as of 31 December 2020, the following entities held more than 3% of the total share capital of UBS Group AG: Artisan Partners Limited Partnership, Milwaukee, which disclosed a holding of 3.15% on 18 November 2020; BlackRock Inc., New York, which disclosed a holding of 4.70% on 26 May 2020; and Norges Bank, Oslo, which disclosed a holding of 3.01% on 24 July 2019. As registration in the UBS share register is optional, shareholders crossing the aforementioned thresholds requiring SIX notification under the FMIA do not necessarily appear in the table below.

No new disclosures of significant shareholdings have been made since 31 December 2020.

In accordance with the FMIA, the aforementioned holdings are calculated in relation to the total share capital of UBS Group AG reflected in the Articles of Association at the time of the respective disclosure notification.

Information on disclosures under the FMIA is available at ser-ag.com/en/resources/notifications-market-participants/
significant-shareholders.html.

Shareholders registered in the UBS share register with 3% or more of the share capital of UBS Group AG

As a supplement to the mandatory disclosure requirements according to the SIX Swiss Exchange Corporate Governance Directive, we disclose in the table below the shareholders (acting in their own name or in their capacity as nominees for other investors or beneficial owners) who were registered in the UBS share register with 3% or more of the total share capital of UBS Group AG as of 31 December 2020.

›   Refer to “Shareholders’ participation rights” on page 189 of this section for more information about voting rights, restrictions and representation

Cross-shareholdings

UBS Group AG has no cross-shareholdings where reciprocal ownership would be in excess of 5% of capital or voting rights with any other company.

Audited |

Shareholders registered in the UBS share register with 3% or more of the total share capital[1]
% of share capital	31.12.20	31.12.19	31.12.18
Chase Nominees Ltd., London[2]	10.39	10.94	12.08
Nortrust Nominees Ltd., London[2]	5.15	4.90	4.14
DTC (Cede & Co.), New York[2,3]	4.99	7.57	7.23

1 As registration in the UBS share register is optional, shareholders crossing the threshold percentages requiring SIX notification under the FMIA do not necessarily appear in this table.    2 Nominee companies and securities clearing organizations cannot autonomously decide how voting rights are exercised and are therefore not obligated to notify UBS and SIX if they reach, exceed or fall below the threshold percentages requiring disclosure notification under the FMIA. Consequently, they do not appear in the “Shareholders subject to FMIA disclosure notifications” section above.    3 DTC (Cede & Co.), New York, “The Depository Trust Company,” is a US securities clearing organization.

p

Corporate governance and compensation | Corporate governance

Share capital structure

Ordinary share capital

At year-end 2020, UBS Group AG had 3,859,055,395 issued shares with a nominal value of CHF 0.10 each, leading to a share capital of CHF 385,905,539.50.

Under Swiss company law, shareholders must approve in a general meeting of shareholders an ordinary share capital increase or reduction, or the creation of conditional or authorized share capital. In 2020, our shareholders were not asked to approve an ordinary share capital increase or the creation of conditional or authorized share capital.

The share capital remained unchanged during 2020. No shares were issued out of existing conditional capital, as there were no employee options and stock appreciation rights outstanding.

Issued share capital of UBS Group AG
	Share capital in CHF	Number of shares	Nominal value in CHF
As of 31 December 2019	385,905,540	3,859,055,395	0.10
Issue of shares out of conditional capital due to employee options exercised in 2020	0	0	0.10
As of 31 December 2020	385,905,540	3,859,055,395	0.10

Distribution of UBS shares
As of 31 December 2020	Shareholders registered		Shares registered
Number of shares registered	Number	%	Number	% of shares issued
1–100	23,150	10.9	1,281,654	0.0
101–1,000	107,277	50.4	51,471,722	1.3
1,001–10,000	74,047	34.8	220,129,283	5.7
10,001–100,000	7,825	3.7	187,065,356	4.8
100,001–1,000,000	588	0.3	174,930,523	4.5
1,000,001–5,000,000	93	0.0	194,523,407	5.0
5,000,001–38,590,553 (1%)	25	0.0	303,908,409	7.9
1–2%	3	0.0	142,323,637	3.7
2–3%	0	0.0	0	0.0
3–4%	0	0.0	0	0.0
4–5%	0	0.0	0	0.0
Over 5%	3[1]	0.0	792,409,734	20.5
Total registered	213,011	100.0	2,068,043,725[2]	53.6
Unregistered[3]			1,791,011,670	46.4
Total	213,011	100.0	3,859,055,395	100.0

1 On 31 December 2020, Chase Nominees Ltd., London, entered as a nominee, was registered with 10.39% of all UBS shares issued. However, according to the provisions of UBS Group AG, voting rights of nominees are limited to a maximum of 5% of all UBS shares issued. The US securities clearing organization DTC (Cede & Co.), New York, was registered with 4.99% of all UBS shares issued and is not subject to this 5% voting limit as a securities clearing organization.    2 Of the total shares registered, 385,022,965 shares did not carry voting rights.    3 Shares not entered in the UBS share register as of 31 December 2020.

Conditional share capital

At year-end 2020, the following conditional share capital was available to UBS Group AG’s BoD:

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

–   A maximum of CHF 12,170,583 represented by 121,705,830 fully paid registered shares with a nominal value of CHF 0.10 each, to be issued upon exercise of employee options and stock appreciation rights issued to employees and members of the management and of the BoD of UBS Group AG and its subsidiaries. This conditional capital allowance was approved by the shareholders at the same EGM in 2014.

›   Refer to article 4a of the Articles of Association of UBS Group AG for more information about the terms and conditions of the issue of shares out of existing conditional capital. The Articles of Association are available at ubs.com/governance

Conditional capital of UBS Group AG
As of 31 December 2020	Maximum number of shares to be issued	Year approved by Extraor- dinary General Meeting	% of shares issued
Employee equity participation plans	121,705,830	2014	3.15
Conversion rights / warrants granted in connection with bonds	380,000,000	2014	9.85
Total	501,705,830		13.00

Authorized share capital

UBS Group AG had no authorized capital available to issue on 31 December 2020.

Changes in capital

In accordance with International Financial Reporting Standards (IFRS), Group equity attributable to shareholders was USD 59.4 billion as of 31 December 2020 (2019: USD 54.5 billion; and 2018: USD 52.9 billion). UBS Group AG shareholders’ equity was represented by 3,859,055,395 issued shares as of 31 December 2020 (2019: 3,859,055,395 shares; and 2018: 3,855,634,749 shares).

›   Refer to “Statement of changes in equity” in the “Consolidated financial statements” section on page 280 of this report for more information about changes in shareholders’ equity over the last three years

Ownership

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

›   Refer to “Shareholders’ participation rights” in this section for more information

As of 31 December 2020, 1,683,020,760 UBS Group AG shares were registered in the share register and carried voting rights, 385,022,965 shares were registered in the share register without voting rights, and 1,791,011,670 shares were not registered in the UBS share register. All shares were fully paid up and eligible for dividends. There are no preferential rights for shareholders, and no other classes of shares have been issued by UBS Group AG.

Corporate governance and compensation | Corporate governance

Shareholders, legal entities and nominees: type and geographical distribution
							Shareholders registered
As of 31 December 2020							Number	%
Individual shareholders							208,606	97.9
Legal entities							4,216	2.0
Nominees, fiduciaries							189	0.1
Total registered shares
Unregistered shares
Total							213,011	100.0

	Individual shareholders		Legal entities		Nominees		Total
	Number	%	Number	%	Number	%	Number	%
Americas	1,859	0.9	113	0.1	84	0.0	2,056	1.0
of which: USA	1,319	0.6	60	0.0	81	0.0	1,460	0.7
Asia Pacific	5,177	2.4	103	0.0	24	0.0	5,304	2.5
Europe, Middle East and Africa	12,353	5.8	241	0.1	47	0.0	12,641	5.9
of which: Germany	3,901	1.8	25	0.0	3	0.0	3,929	1.8
of which: UK	4,680	2.2	8	0.0	7	0.0	4,695	2.2
of which: rest of Europe	3,494	1.6	203	0.0	36	0.0	3,733	1.8
of which: Middle East and Africa	278	0.1	5	0.0	1	0.0	284	0.1
Switzerland	189,217	88.8	3,759	1.8	34	0.0	193,010	90.6
Total registered shares
Unregistered shares
Total	208,606	97.9	4,216	2.0	189	0.1	213,011	100.0

At year-end 2020, UBS owned 307,477,002 UBS Group AG registered shares, which corresponded to 7.97% of the total share capital of UBS Group AG. At the same time, UBS had acquisition and disposal positions relating to 338,597,130 and 189,374,964 voting rights of UBS Group AG, corresponding to 8.77% and 4.91% of the total voting rights of UBS Group AG, respectively. Of the disposal positions, 4.46% consisted of voting rights on shares deliverable in respect of employee awards. The calculation methodology for the acquisition and disposal positions is based on the Ordinance of the Swiss Financial Market Supervisory Authority on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading, which sets forth that all future potential share delivery obligations, irrespective of the contingent nature of the delivery, must be taken into account.

Employee share ownership

Employee share ownership is encouraged and made possible in a variety of ways. One example is our Equity Plus Plan. This is a voluntary plan that provides eligible employees with the opportunity to purchase UBS Group AG shares at market value and receive, at no additional cost, one notional UBS Group AG share for every three shares purchased. If the shares purchased are held for a period of up to three years and the employee remains in employment, the notional shares vest. Another example is the Equity Ownership Plan (EOP), which is a mandatory deferral plan for all employees excluding GEB members, Group Managing Directors (GMDs) and Group or Divisional Vice Chair role holders, with total compensation greater than USD / CHF 300,000. These employees receive 60% of their deferred performance award under the EOP in notional shares (variations apply for Asset Management). Effective for the performance year 2019, our most senior leaders (i.e., Group Executive Board (GEB) members, GMDs and Group or Divisional Vice Chair role holders) received the equity-based Long-Term Incentive Plan (the LTIP) instead of the EOP. Both the EOP and LTIP include provisions that allow the firm to reduce or fully forfeit the unvested deferred portion of the granted EOP and LTIP award if an employee commits certain harmful acts, and in most cases trigger forfeiture where employment has been terminated. To encourage our employees to develop and manage the business in a way that delivers sustainable returns, EOP awards granted to certain senior employees and all LTIP awards will only vest if Group and, where applicable, business division performance conditions are met or any other predetermined performance conditions (e.g., rTSR performance against G-SIBs Index) are met.

As of 31 December 2020, UBS employees held at least 7% of UBS shares outstanding (including approximately 4% in unvested notional shares from our compensation programs). These figures are based on known shareholding information from employee participation plans, personal holdings with UBS and selected individual retirement plans. At the end of 2020, at least 30% of all employees held UBS shares through the firm’s employee share participation plans.

›   Refer to the “Compensation” section on page 220 of this report for more information

Shares and participation certificates

UBS Group AG has a single class of shares, which are registered shares in the form of uncertificated securities (in the sense of the Swiss Code of Obligations) and intermediary-held securities (in the sense of the Swiss Federal Act on Intermediated Securities). Each registered share has a nominal value of CHF 0.10 and carries one vote, subject to the restrictions set out under “Transferability, voting rights and nominee registration” below.

We have no participation certificates outstanding.

						Shares registered
						Number	%
						477,538,856	12.4
						543,206,476	14.1
						1,047,298,393	27.1
						2,068,043,725	53.6
						1,791,011,670	46.4
						3,859,055,395	100.0

Individual shareholders		Legal entities		Nominees		Total
Number of shares	%	Number of shares	%	Number of shares	%	Number of shares	%
2,588,572	0.1	23,093,718	0.6	297,122,607	7.7	322,804,897	8.4
1,136,719	0.0	17,679,015	0.5	296,874,735	7.7	315,690,469	8.2
23,317,716	0.6	16,118,902	0.4	8,685,441	0.2	48,122,059	1.2
46,740,794	1.2	67,139,152	1.7	718,579,456	18.6	832,459,402	21.6
12,880,664	0.3	489,097	0.0	12,856,049	0.3	26,225,810	0.7
20,942,930	0.5	295,414	0.0	664,437,108	17.2	685,675,452	17.8
11,488,402	0.3	27,509,691	0.7	41,241,773	1.1	80,239,866	2.1
1,428,798	0.0	38,844,950	1.0	44,526	0.0	40,318,274	1.0
404,891,774	10.5	436,854,704	11.3	22,910,889	0.6	864,657,367	22.4
477,538,856	12.4	543,206,476	14.1	1,047,298,393	27.1	2,068,043,725	53.6
0		0		0		1,791,011,670	46.4
477,538,856	12.4	543,206,476	14.1	1,047,298,393	27.1	3,859,055,395	100.0

Our shares are listed on the NYSE as global registered shares. As such, they can be traded and transferred across applicable borders, without the need for conversion, with identical shares traded on different stock exchanges in different currencies.

›   Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section on page 177 of this report for more information

Distributions to shareholders

The decision to pay a dividend and the amount of any dividend depend on a variety of factors, including our profits, cash flow generation and capital ratios.

Following a request from FINMA in April 2020, the BoD proposed to split the dividend for the 2019 financial year. At the 2020 AGM, the shareholders approved a dividend distribution of USD 0.365 per share and a special dividend reserve of USD 0.365 per share. At an extraordinary general meeting on 19 November 2020, the shareholders approved the second tranche of the 2019 dividend, of USD 0.365 per share, paid out of the special dividend reserve established at the 2020 AGM.

At the 2021 AGM, the BoD intends to propose to shareholders for approval a dividend of USD 0.37 per share for the 2020 financial year. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on a public exchange rate on the day prior to the ex-dividend date. Shareholders holding shares through The Depository Trust Company in New York and Computershare will be paid dividends in US dollars.

In compliance with Swiss tax law, 50% of the dividend will be paid out of retained earnings and the balance will be paid out of the capital contribution reserve. Dividends paid out of capital contribution reserves are not subject to Swiss withholding tax. The portion of the dividend paid out of retained earnings will be subject to a 35% Swiss withholding tax. For US federal income tax purposes, we expect that the dividend will be paid out of current or accumulated earnings and profits.

Provided that the proposed dividend distribution out of retained earnings and out of the capital contribution reserve will be approved at the AGM on 8 April 2021, the payment of USD 0.37 per share will be made on 15 April 2021 to holders of shares on the record date 14 April 2021. The shares will be traded ex-dividend as of 13 April 2021 and, accordingly, the last day on which the shares may be traded with entitlement to receive the dividend will be 12 April 2021.

In March 2018, UBS initiated a share repurchase program of up to CHF 2 billion over a three-year period. This program was completed on 2 February 2021 and the UBS shares repurchased under the program are expected to be canceled by means of a capital reduction, to be proposed for shareholder approval at the 2021 AGM. Under the program, UBS repurchased shares totaling USD 2.0 billion (CHF 2 billion) during 2018, 2019 and 2020, as well as in January and February 2021. In February 2021, we commenced a new three-year program of up to CHF 4 billion, of which we expect to execute up to USD 1 billion by the end of the first quarter of 2021.

›   Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section on page 177 of this report for more information about the share repurchase program

Corporate governance and compensation | Corporate governance

Transferability, voting rights and nominee registration

We do not apply any restrictions or limitations on the transferability of shares. Voting rights may be exercised without any restrictions by shareholders entered into the share register if they expressly render a declaration of beneficial ownership according to the provisions of the Articles of Association.

We have special provisions for the registration of nominees. Nominees are entered in the share register with voting rights up to a total of 5% of all issued UBS Group AG shares if they agree to disclose, upon our request, beneficial owners holding 0.3% or more of all issued UBS Group AG shares. An exception to the 5% voting limit rule is in place for securities clearing organizations, such as The Depository Trust Company in New York.

›   Refer to “Shareholders’ participation rights” in this section for more information

Convertible bonds and options

As of 31 December 2020, there were no contingent capital securities or convertible bonds outstanding requiring the issuance of new shares.

›   Refer to the “Capital, liquidity and funding, and balance sheet” section on page 143 of this report for more information about our outstanding capital instruments

As of 31 December 2020, there were no employee options and stock appreciation rights outstanding. Option-based compensation plans are sourced by issuing new shares out of conditional capital. As of 31 December 2020, 121,705,830 unissued UBS Group AG shares in conditional share capital were available for the issuance of new shares for this purpose.

›   Refer to “Conditional share capital” in this section for more information

›   Refer to “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section on page 385 of this report for more information about outstanding options and stock appreciation rights

Shareholders’ participation rights

We are committed to shareholder participation in decision-making processes. Our online voting platform offers registered shareholders a convenient log-in and online voting process. Registered shareholders are sent personal invitations to the general meetings. Together with the invitation materials, they receive a personal one-time password and a QR code to easily log in to the online voting platform, where they can enter their voting instructions or order an admission card for the general meeting.

Shareholders who choose not to receive the comprehensive invitation materials are informed of upcoming general meetings by a short letter containing a personal one-time password, a QR code for online voting and a reference to ubs.com/agm,  where all information for the upcoming meeting is available.

General meetings offer shareholders the opportunity to raise questions for the BoD, GEB and internal and external auditors.

Voting rights, restrictions and representation

We place no restrictions on share ownership and voting rights. However, pursuant to general principles formulated by the BoD, nominee companies, which normally represent a large number of individual shareholders and may hold an unlimited number of shares, have voting rights limited to a maximum of 5% of all issued UBS Group AG shares. This is to avoid large shareholders being entered in UBS’s share register via nominee companies so as to exercise influence without directly registering their shares with UBS. Securities clearing organizations, such as The Depository Trust Company in New York, are not subject to this 5% voting limit.

Shareholders can exercise voting rights conferred by shares only if they are registered in our share register with voting rights. To register, shareholders must confirm that they have acquired UBS Group AG shares in their own name and for their own account. Nominee companies are required to sign an agreement confirming their willingness to disclose, upon our request, individual beneficial owners holding more than 0.3% of all issued UBS Group AG shares.

All shareholders registered with voting rights are entitled to participate in general meetings. If they do not wish to attend in person, they may issue instructions to support, reject or abstain for each individual item on the meeting agenda, either by giving instructions to an independent proxy in accordance with article 14 of the Articles of Association (the AoA) or by appointing another registered shareholder of their choice to vote on their behalf. Alternatively, registered shareholders may issue their voting instructions to the independent proxy electronically through our online voting platform. Nominee companies normally submit the proxy material to the beneficial owners and forward the collected votes to the independent proxy.

In 2020, physical attendance at our general meetings was not possible, due to COVID-19-related restrictions, and voting rights could only be exercised through the independent proxy. The same set-up is planned for our AGM on 8 April 2021.

›   Refer to article 14 of the Articles of Association of UBS Group AG, available at ubs.com/governance, for more information about the issuing of instructions to independent voting right representatives

Statutory quorums

Motions, including those regarding the election and re-election of BoD members and the election of the auditors, are decided at a general meeting by an absolute majority of the votes cast, excluding blank and invalid ballots. For the approval of certain specific issues, the Swiss Code of Obligations requires a positive vote from a two-thirds majority of the votes represented at the given general meeting, and from an absolute majority of the nominal value of shares represented thereat. Such issues include creating shares with privileged voting rights, introducing restrictions on the transferability of registered shares, conditional and authorized capital increases and restricting or excluding shareholders’ preemptive rights.

The AoA also require a two-thirds majority of votes represented for approval of any change to their provisions regarding the number of BoD members, any decision to remove one-quarter or more of the BoD members and any modification to the provision establishing this qualified quorum.

Votes and elections are generally conducted electronically to ascertain the exact number of votes cast. Voting by a show of hands is possible if a clear majority is predictable. Shareholders representing at least 3% of the votes represented may request that a vote or election be carried out electronically or by written ballot. In order to allow shareholders to clearly express their views on all individual topics, each agenda item is separately put to a vote and BoD members are elected on a person-by-person basis.

Corporate governance and compensation | Corporate governance

Convocation of general meetings of shareholders

The AGM must be held within six months of the close of the financial year (i.e., 31 December). In 2021, the AGM will take place on 8 April.

Extraordinary General Meetings (EGMs) may be convened whenever the BoD or the auditors consider it necessary. Shareholders individually or jointly representing at least 10% of the share capital may at any time, including during an AGM, require, by way of a written statement, that an EGM be convened to address a specific issue they put forward.

A personal invitation, including a detailed agenda, is made available to every registered shareholder at least 20 days ahead of each scheduled general meeting. The items on the agenda are also published in the Swiss Official Gazette of Commerce, as well as at ubs.com/agm.

Placing of items on the agenda

Pursuant to our AoA, shareholders individually or jointly representing shares with an aggregate minimum nominal value of CHF 62,500 may submit proposals for matters to be placed on the agenda for consideration at the next general meeting of shareholders.

At the beginning of January, the invitation to submit such proposals is published in the Swiss Official Gazette of Commerce and at ubs.com/agm.  Requests for items to be placed on the agenda must include the actual motions to be put forward, together with a short explanation. Such requests must be submitted to the BoD 50 days prior to the general meeting of shareholders, including a statement from the depository bank confirming the number of shares held by the requesting shareholder(s) and that these shares are blocked from sale until the end of the general meeting of shareholders. The BoD formulates opinions on the proposals, which are published together with the motions.

Registrations in the share register

Around 220,000 shareholders are directly registered in the UBS share register and some 186,000 US shareholders are registered via nominee companies.

The share register of UBS Group AG is an internal, non-public register subject to statutory confidentiality, secrecy, privacy and data protection regulations protecting registered shareholders. In general, third parties and shareholders have no inspection rights with regard to data related to other shareholders. Disclosure of such data is permitted only in specific and limited instances. In line with the Swiss Federal Act on Data Protection, the disclosure of personal data as defined thereunder is only allowed with the consent of the registered shareholder and in cases where there is an overriding private or public interest or if explicitly provided for by Swiss law. The Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading contains specific reporting duties, such as in relation to significant shareholders (refer to “Significant shareholders” in this section for more information). Disclosure may also be required or requested by a court of a competent jurisdiction, by any regulatory body that regulates the conduct of UBS Group AG or by other statutory provisions.

The general rules for entry into our Swiss share register with voting rights as described in article 5 of our AoA also apply before general meetings of shareholders. The same rules apply to our US transfer agent that operates the US share register for all UBS Group AG shares in a custodian account in the US. In order to determine the voting rights of each shareholder, our share register generally closes two business days prior to a general meeting. Our independent proxy agent processes voting instructions from shareholders as long as technically possible, generally also until two business days before a general meeting. Such technical closure of our share register facilitates the determination of the actual voting rights of every shareholder that issued a voting instruction. Irrespective of this technical closure, shares that are registered in our share register are never immobilized and are freely tradable at any time, irrespective of any issued voting instructions.

Board of Directors

The BoD of UBS Group AG, led by the Chairman, consists of between 6 and 12 members, as per our AoA.

The BoD decides on the strategy of the Group, upon recommendation by the Group Chief Executive Officer (the Group CEO), and is responsible for the overall direction, supervision and control of the Group and its management. It is also responsible for supervising compliance with applicable laws, rules and regulations. The BoD exercises oversight over UBS Group AG and its subsidiaries, and is responsible for establishing a clear Group governance framework to provide effective steering and supervision of the Group, taking into account the material risks to which UBS Group AG and its subsidiaries are exposed. The BoD has ultimate responsibility for the success of the Group and for delivering sustainable shareholder value within a framework of prudent and effective controls. It approves all financial statements and appoints and removes all GEB members.

The BoD of UBS AG, led by the Chairman, decides on the strategy of UBS AG upon recommendation by the President of its Executive Board and exercises the ultimate supervision of management. Its ultimate responsibility for the success of UBS AG is exercised subject to the parameters set by the Group.

Members of the Board of Directors

At the AGM on 29 April 2020, Jeremy Anderson, William Dudley, Reto Francioni, Fred Hu, Julie Richardson, Beatrice Weder di Mauro, Dieter Wemmer and Jeanette Wong were re-elected as members of the BoD. David Sidwell, Isabelle Romy and Robert Scully did not stand for re-election; the biographies of David Sidwell, Isabelle Romy and Robert Scully can be found on pages 215 and 218 of the UBS Group AG Annual Report 2019, available under “Annual reporting” at ubs.com/investors. Mark Hughes and Nathalie Rachou were elected for their first term. At that same AGM, Axel Weber was re-elected Chairman, and Julie Richardson, Reto Francioni, Dieter Wemmer and Jeanette Wong were elected as members of the Compensation Committee. ADB Altorfer Duss & Beilstein AG was elected as independent proxy agent. Following his re-election, the BoD appointed Jeremy Anderson as Vice Chairman and Senior Independent Director of UBS Group AG.

On 15 January 2021, the BoD announced that Beatrice Weder di Mauro would not stand for re-election at the forthcoming AGM, after serving on the BoD of UBS Group AG and UBS AG for nine years, and that Claudia Böckstiegel and Patrick Firmenich would be nominated for election to the BoD of UBS Group AG and UBS AG at the forthcoming annual general meetings. Claudia Böckstiegel is the General Counsel of Roche Holding AG and Patrick Firmenich is the Chairman of the Board of Firmenich International SA, the world’s largest privately owned fragrances and flavorings company.

Article 31 of our AoA limits the number of mandates that members of the BoD may hold outside the UBS Group to four mandates in listed companies and five additional mandates in non-listed companies. Mandates in companies that are controlled by us or that control us are not subject to this limitation. In addition, members of the BoD may hold no more than 10 mandates at UBS’s request and 10 mandates in associations, charitable organizations, foundations, trusts, and employee welfare foundations. On 31 December 2020, no member of the BoD reached the thresholds described in article 31 of our AoA.

The following biographies provide information about the BoD members who were in office in 2020 and the Group Company Secretary. In addition to information on mandates, the biographies include information on memberships or other activities or functions, as required by the SIX Swiss Exchange Corporate Governance Directive.

No member of the BoD currently carries out or has carried out over the past three years operational management tasks within the Group; therefore, all members of the Board are non-executive members.

All members of UBS Group AG’s BoD are also members of UBS AG’s BoD, and committee membership is the same for both entities. The Senior Independent Director function relates only to UBS Group AG.

In 2020, UBS AG’s BoD had three permanent committees: the Audit Committee, the Compensation Committee and the Risk Committee. In addition to those permanent committees, UBS Group AG also had the Corporate Culture and Responsibility Committee and the Governance and Nominating Committee.

Corporate governance and compensation | Corporate governance

Axel A. Weber

Chairman, non-executive member of the Board

Year of initial election

UBS: 2012 (UBS Group AG: 2014, UBS AG: 2012)

Year of birth | Nationality

1957 | German

Professional history and education

Axel A. Weber was elected to the BoD of UBS AG at the 2012 AGM and of UBS Group AG in 2014. He is Chairman of the BoD of both UBS AG and UBS Group AG. He has chaired the Governance and Nominating Committee since 2012 and became Chairperson of the Corporate Culture and Responsibility Committee in 2013. Mr. Weber was President of the German Bundesbank between 2004 and 2011, during which time he also served as a member of the Governing Council of the European Central Bank, as a member of the Board of Directors of the Bank for International Settlements, as German governor of the International Monetary Fund, and as a member of the G7 and G20 Ministers and Governors. He was a member of the steering committees of the European Systemic Risk Board in 2011 and the Financial Stability Board from 2010 to 2011. From 2002 to 2004, Mr. Weber served as a member of the German Council of Economic Experts. His academic career encompasses professorships in international economics, monetary economics and economic theory at the universities of Cologne, Frankfurt am Main, Bonn and Chicago. Mr. Weber holds a master’s degree in economics from the University of Constance and a PhD in economics from the University of Siegen, where he also received his habilitation. He holds honorary doctorates from the universities of Duisburg-Essen and Constance.

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

–  Member of the Trilateral Commission

Key competencies

–  Finance, audit, accounting

–  Risk management, compliance and legal

–  Regulatory authority, central bank

–  ESG (environmental, social and governance)

Leadership experience

–  CEO, Chairman

Jeremy Anderson

Vice Chairman and Senior Independent Director, non-executive member of the Board

Year of initial election

UBS: 2018

Year of birth | Nationality

1958 | British

Professional history and education

Jeremy Anderson was elected to the BoD of UBS AG and UBS Group AG at the 2018 AGM. He is Vice Chairman and Senior Independent Director and has chaired the Audit Committee since 2018 and has been a member of the Governance and Nominating Committee since 2019. He was Chairman of Global Financial Services at KPMG International from 2010 to 2017. He has spent over 30 years working with the banking and insurance industry in an advisory capacity, covering a broad range of topics, including strategy, audit and risk management, technology-enabled transformation, mergers and bank restructuring. Mr. Anderson was the founding sponsor of KPMG’s Global Fintech Network in 2014 and is a regular participant at fintech events across Europe, the US and Asia. He joined KPMG International in 2004 and was Head of Financial Services KPMG Europe from 2006 to 2011 as well as Head of Clients and Markets KPMG Europe from 2008 to 2011. From 2004 to 2008 he was in charge of its UK Financial Services Practice. Prior to that, he served as a member of the Group Management Board of Atos Origin and as Head of its UK operations after Atos acquired KPMG Consulting UK in 2002. In this capacity he managed Atos’s consulting, systems integration and IT outsourcing services in the UK. Mr. Anderson joined KPMG’s UK consulting business in 1985 and led the firm as CEO from 2000 to 2002, having previously been a Partner in its financial services business. He started his career as a software developer with Triad Computing Systems in 1980. Mr. Anderson holds a bachelor’s degree in economics from University College London.

Listed company boards

–  Member of the Board of Prudential plc

Other activities and functions

–  Trustee of the UK’s Productivity Leadership Group

–  Trustee of Kingham Hill Trust

–  Trustee of St. Helen’s Bishopsgate

Key competencies

–  Banking (wealth management, asset management, personal and corporate banking; insurance)

–  Finance, audit, accounting

–  Risk management, compliance and legal

–  Technology, cybersecurity

Leadership experience

–  Executive board leadership

William C. Dudley

Non-executive member of the Board

Year of initial election

UBS: 2019

Year of birth | Nationality

1953 | American (US)

Professional history and education

William C. Dudley was elected to the BoD of UBS AG and UBS Group AG at the 2019 AGM. He has been a member of the Corporate Culture and Responsibility Committee and of the Risk Committee since 2019 and became a member of the Governance and Nominating Committee in 2020. Currently, Mr. Dudley is a Senior Research Scholar at the Griswold Center for Economic Policy Studies at Princeton University. He became CEO of the Federal Reserve Bank of New York (the NY Fed) in 2009 and held that position until 2018. During this time, his focus areas included cultural behavior and social and governance topics in the financial world. As CEO, he served as the Vice Chairman and a permanent member of the Federal Open Market Committee. Previously, Mr. Dudley served as Executive Vice President of the Markets Group at the NY Fed and Head of the Markets Group from 2007 to 2009. Prior to his time with the NY Fed, Mr. Dudley joined Goldman Sachs in 1986 and held several senior management positions. He was a Partner and Managing Director and for a decade the Chief US Economist. In 2012, Mr. Dudley was appointed Chairman of the Committee on the Global Financial System of the Bank for International Settlements (BIS). Prior to that, he served as Chairman of the former Committee on Payment and Settlement Systems of the BIS from 2009 to 2012. He was a member of the Board of Directors of the BIS from 2009 to 2018. Mr. Dudley holds a bachelor’s degree from New College of Florida and received his doctorate in economics from the University of California, Berkeley in 1982.

Non-listed company boards

–  Member of the Board of Treliant LLC

Other activities and functions

–  Member of the Group of Thirty

–  Member of the Council on Foreign Relations

–  Chair of the Bretton Woods Committee Board of Directors

–  Member of the Board of the Council for Economic Education

Key competencies

–  Investment banking, capital markets

–  Risk management, compliance and legal

–  Regulatory authority, central bank

–  ESG (environmental, social and governance)

Leadership experience

–  CEO, Chairman

Reto Francioni

Non-executive member of the Board

Year of initial election

UBS: 2013 (UBS Group AG: 2014, UBS AG: 2013)

Year of birth | Nationality

1955 | Swiss

Professional history and education

Reto Francioni was elected to the BoD of UBS AG at the 2013 AGM and of UBS Group AG in 2014. He has been a member of the Risk Committee since 2015 and of the Compensation Committee since 2019. He was CEO of Deutsche Börse AG from 2005 to 2015. Since 2006, he has been a professor of Financial Market Research at the University of Basel. From 2002 to 2005, Mr. Francioni was Chairman of the Supervisory Board and President of the SWX Group, Zurich, placing him at the heart of digitalization within the industry. Mr. Francioni was Co-CEO and Spokesman for the Board of Directors of Consors AG, Nuremberg, from 2000 to 2002. Between 1993 and 2000, he held various management positions at Deutsche Börse AG, including that of Deputy CEO from 1999 to 2000. There he drove a fundamental transformation to shape it as a world leader in technology. From 1992 to 1993, he served in the corporate finance division of Hoffmann-La Roche, Basel. Prior to that, he was on the Executive Board of Association Tripartite Bourses for several years. From 1985 to 1988, he worked for Credit Suisse, holding positions in the equity sales and legal departments. He started his professional career in 1981 in the commerce division of Union Bank of Switzerland. Mr. Francioni completed his law degree at the University of Zurich in 1981 and earned his PhD from that same university in 1987.

Listed company boards

–  Member of the Board of Coca-Cola HBC AG (Senior Independent Non-Executive Director, chair of the nomination committee)

Non-listed company boards

–  Chairman of the Board of Swiss International Air Lines AG

–  Member of the Board of MTIP AG

–  Executive Director and member of myTAMAR GmbH

Key competencies

–  Investment banking, capital markets

–  Risk management, compliance and legal

–  Human resources management, including compensation

–  Technology, cybersecurity

Leadership experience

–  CEO, Chairman

Corporate governance and compensation | Corporate governance

Fred Hu

Non-executive member of the Board

Year of initial election

UBS: 2018

Year of birth | Nationality

1963 | Chinese

Professional history and education

Fred Hu was elected to the BoD of UBS AG and UBS Group AG at the 2018 AGM. He has been a member of the Governance and Nominating Committee and the Risk Committee since 2020. Mr. Hu has been Chairman of Primavera Capital Group, a China-based global investment firm, since 2010. Through his numerous investments in leading technology companies over the years, he has obtained profound knowledge in the areas of mobile internet, digitalization and cybersecurity. Prior to founding Primavera, Mr. Hu held various senior positions at Goldman Sachs from 1997 to 2010. He was a Partner and Chairman of Greater China from 2008 to 2010 and a Partner and Co-Head of Investment Banking China from 2004 to 2008. Before that, he held the position of Goldman Sachs’s Chief China Economist. From 1991 to 1996, he served as an economist at the International Monetary Fund in Washington, DC, and after that was Co-Director of the National Center for Economic Research and a professor at Tsinghua University. Mr. Hu holds a master’s in engineering science from Tsinghua University, and a master’s and a PhD in economics from Harvard University.

Listed company boards

–  Non-executive Chairman of the Board of Yum China Holdings
(chair of the nomination and governance committee)

–  Member of the Board of ICBC

–  Member of the Board of Hong Kong Exchanges and Clearing Ltd.

Non-listed company boards

–  Chairman of Primavera Capital Ltd

–  Member of the Board of Ant Group

–  Member of the Board of Minsheng Financial Leasing Co.

Other activities and functions

–  Trustee of the China Medical Board

–  Governor of the Chinese International School in Hong Kong

–  Co-Chairman of the Nature Conservancy Asia Pacific Council

Key competencies

–  Investment banking, capital markets

–  Risk management, compliance and legal

–  Technology, cybersecurity

–  Regulatory authority, central bank

Leadership experience

–  CEO, Chairman

Mark Hughes

Non-executive member of the Board

Year of initial election

UBS: 2020

Year of birth | Nationality

1958 | Canadian, British and American (US)

Professional history and education

Mark Hughes was elected to the BoD of UBS AG and UBS Group AG at the 2020 AGM. He has been a member of the Corporate Culture and Responsibility Committee and chaired the Risk Committee since 2020. Mr. Hughes was Group Chief Risk Officer of Royal Bank of Canada (RBC) from 2014 to 2018. He joined RBC in 1981 and spent his entire career working for that bank in Canada, the US and the UK. He held various senior leadership positions, such as Chief Operating Officer Capital Markets (2008 to 2013) and Head of Global Credit (2001 to 2008). Mr. Hughes served on boards of RBC’s subsidiaries for more than 20 years. Mr. Hughes holds a Bachelor of Laws degree from the University of Leeds and an MBA in finance from Manchester Business School.

Other activities and functions

  Chair of the Board of Directors of the Global Risk Institute

  Visiting lecturer at the University of Leeds

  Senior advisor to McKinsey & Company

Key competencies

–  Banking (wealth management, asset management, personal and corporate banking; insurance)

–  Investment banking, capital markets

–  Risk management, compliance and legal

–  Technology, cybersecurity

Leadership experience

  Executive board leadership

Nathalie Rachou

Non-executive member of the Board

Year of initial election

UBS: 2020

Year of birth | Nationality

1957 | French

Professional history and education

Nathalie Rachou was elected to the BoD of UBS AG and UBS Group AG at the 2020 AGM. She has been a member of the Risk Committee since 2020. Ms. Rachou was a senior advisor for Clartan Associés (formerly Rouvier Associés) from 2015 to April 2020. In 1999, she founded Topiary Finance Ltd, an asset management company based in London, of which she was CEO until its merger with Rouvier Associés in 2014. From 1978 to 1999, Ms. Rachou held a number of positions within Banque Indosuez and Crédit Agricole Indosuez, including roles in capital markets and as Chief Operating Officer of the brokerage subsidiary of Banque Indosuez. Ms. Rachou holds a master’s degree in management from HEC in Paris and an executive MBA from INSEAD.

Listed company boards

  Member of the Board of Euronext N.V.

  Member of the Board of Veolia Environnement SA

Key competencies

  Banking (wealth management, asset management, personal and corporate banking; insurance)

  Investment banking, capital markets

  Risk management, compliance and legal

  Finance, audit, accounting

Julie G. Richardson

Non-executive member of the Board

Year of initial election

UBS: 2017

Year of birth | Nationality

1963 | American (US)

Professional history and education

Julie G. Richardson was elected to the BoD of UBS AG and UBS Group AG at the 2017 AGM. She has been a member of the Compensation Committee since 2018 and its Chairperson since 2019. She also has been a member of the Risk Committee since 2017 and of the Governance and Nominating Committee since 2019. From 2003 to 2012, Ms. Richardson was a Partner and Head of the New York Office of Providence Equity Partners, a global private equity firm specializing in equity investments in media, communications, education and information companies. She acted as a senior advisor to the partnership until 2014. From 1998 to 2003, Ms. Richardson served as Vice Chairman of the Investment Banking division of JPMorgan Chase & Co. and Head of its Global Telecommunications, Media and Technology group. Throughout her career, she has spent significant time with both incumbent and new technology companies, including being a board member, since 2015, of a digital knowledge management company and, since 2019, of a leading cloud monitoring company. She began her career in 1986 with Merrill Lynch, where she worked until 1998, in her last position as Managing Director Media and Communications Investment Banking. Ms. Richardson graduated from the University of Wisconsin–Madison with a bachelor’s degree in business administration.

Listed company boards

–  Member of the Board of Yext (chair of the audit committee)

–  Member of the Board of Vereit, Inc. (chair of the compensation committee)

–  Member of the Board of Datadog (chair of the audit committee)

Key competencies

–  Investment banking, capital markets

–  Risk management, compliance and legal

–  Human resources management, including compensation

–  Technology, cybersecurity

Corporate governance and compensation | Corporate governance

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

Non-listed company boards

–  Member of the Supervisory Board of Robert Bosch GmbH

Other activities and functions

–  Member of the Swiss National COVID-19 Science Task Force, Bern

–  Member of the French Commission sur l’avenir des finances publiques

–  Member of the Foundation Board of the International Center for Monetary and Banking Studies (ICMB)

–  Member of the Franco-German Council of Economic Experts

–  President of the Centre for Economic Policy Research

–  Commissioner on Pan-European Commission on Health and Sustainable Development, the World Health Organization, Geneva

–  Advisor to the Board of Unigestion

Key competencies

–  Finance, audit, accounting

–  Risk management, compliance and legal

–  Regulatory authority, central bank

–  ESG (environmental, social and governance)

Dieter Wemmer

Non-executive member of the Board

Year of initial election

UBS: 2016

Year of birth | Nationality

1957 | Swiss and German

Professional history and education

Dieter Wemmer was elected to the BoD of UBS AG and UBS Group AG at the 2016 AGM. He has been a member of the Compensation Committee since 2018. In 2019, he became a member of the Audit Committee and in 2020, a member of the Governance and Nominating Committee. Mr. Wemmer was Chief Financial Officer (CFO) of Allianz SE from 2013 to 2017. He joined Allianz SE in 2012 as a member of the Board of Management, responsible for the insurance business in France, Benelux, Italy, Greece and Turkey and for the “Global Property & Casualty” Center of Competence. He was CFO of Zurich Insurance Group from 2007 to 2011. From 2010 to 2011, he was Zurich’s Regional Chairman of Europe. Prior to that, Mr. Wemmer was CEO of the Europe General Insurance business and member of Zurich’s Group Executive Committee from 2004 to 2007. He held various other management positions in the Zurich Group, such as Chief Operating Officer of the Europe General Insurance business from 2003 to 2004, Head of Mergers and Acquisitions from 1999 to 2003 and Head of Financial Controlling from 1997 to 1999. Mr. Wemmer began his career in the insurance industry within the Zurich Group in 1986 in Cologne, after graduating from the University of Cologne with a master’s degree and acquiring his doctorate in mathematics in 1985.

Listed company boards

–  Member of the Board of Ørsted A/S (chair of the audit and risk committee)

Non-listed company boards

–  Chairman of Marco Capital Holdings Limited, Malta

Other activities and functions

–  Member of the Berlin Center of Corporate Governance

Key competencies

–  Banking (wealth management, asset management, personal and corporate banking; insurance)

–  Investment banking, capital markets

–  Finance, audit, accounting

–  Risk management, compliance and legal

Leadership experience

–  Executive board leadership

Jeanette Wong

Non-executive member of the Board

Year of initial election

UBS: 2019

Year of birth | Nationality

1960 | Singaporean

Professional history and education

Jeanette Wong was elected to the BoD of UBS AG and UBS Group AG at the 2019 AGM. She has been a member of the Audit Committee since 2019. In 2020, she became a member of the Compensation Committee and a member of the Corporate Culture and Responsibility Committee. Ms. Wong was Group Executive responsible for the institutional banking business at the Singapore-based DBS Group from 2008 to March 2019, encompassing Corporate Banking, Global Transaction Services, Strategic Advisory and Mergers & Acquisitions. Previously, she served as Chief Financial Officer of the DBS Group between 2003 and 2008. Ms. Wong has spent more than 30 years working in different senior management roles within the financial industry in Singapore. She started her career in 1982 with positions at Banque Paribas and Citibank, before helping to build up JP Morgan’s Asia and emerging markets business over a sixteen-year career with the firm. Ms. Wong holds a bachelor’s in business administration from the National University of Singapore and an MBA from the University of Chicago.

Listed company boards

–  Member of the Board of EssilorLuxottica (chair of the corporate social responsibility committee)

Non-listed company boards

–  Member of the Board of Jurong Town Corporation

–  Member of the Board of PSA International

–  Member of the Board of FFMC Holdings Pte. Ltd. and of Fullerton Fund Management Company Ltd.

Other activities and functions

–  Member of the Global Advisory Board, Asia, University of Chicago Booth School of Business

–  Member of the Securities Industry Council

–  Member of the Board of Trustees of the National University of Singapore

Key competencies

–  Banking (wealth management, asset management, personal and corporate banking; insurance)

–  Investment banking, capital markets

–  Finance, audit, accounting

–  ESG (environmental, social and governance)

Leadership experience

–  Executive board leadership

Markus Baumann

Group Company Secretary

Year of birth | Nationality

1963 | Swiss

Professional history and education

Markus Baumann was appointed Group Company Secretary of UBS Group AG and Company Secretary of UBS AG by the BoD in 2017. He has been with UBS for more than 40 years and has held a broad range of leadership roles across the Group in Switzerland, the US and Japan, including Chief of Staff to the Chairman of the BoD since 2015 and Chief Operating Officer of Group Internal Audit from 2006 to 2015. Before that, he worked as Chief Operating Officer EMEA for UBS Asset Management. Earlier in his career, Mr. Baumann worked in Japan for four years, as Corporate Planning Officer and assistant to the CEO. He joined UBS in 1979 as a banking apprentice, covering the full range of universal banking activities. Mr. Baumann holds an MBA from INSEAD Fontainebleau and a Swiss Federal Diploma as a Business Analyst.

Corporate governance and compensation | Corporate governance

Elections and terms of office

Shareholders annually elect each member of the BoD individually, as well as the Chairman and the members of the Compensation Committee, based on proposals from the BoD.

As set out in the Organization Regulations, BoD members are normally expected to serve for at least three years. No BoD member may serve for more than 10 consecutive terms of office; in exceptional circumstances the BoD may extend that limit.

›   Refer to “Skills, expertise and training of the Board of Directors” in this section for more information

Organizational principles and structure

Following each AGM, the BoD meets to appoint one or more Vice Chairmen, a Senior Independent Director, the BoD committee members (other than the Compensation Committee members, who are elected by the shareholders) and the respective committee Chairpersons. At the same meeting the BoD appoints the Group Company Secretary, who, pursuant to the Organization Regulations, acts as secretary to the BoD and its committees.

Pursuant to the AoA and the Organization Regulations, the BoD meets as often as business requires, but it must meet at least six times a year. Due to COVID-19, from March 2020 onward the meetings were organized as video calls. Additional video calls were also organized during the reporting period to facilitate engagement between the members of the BoD. During 2020, a total of 23 BoD meetings were held, 15 of which were attended by GEB members. Average participation in the BoD meetings was 99%. In addition to the BoD meetings attended by GEB members, the Group CEO attended some of the meetings of the BoD without GEB participation. The meetings had an average duration of 105 minutes and covered both UBS Group AG and UBS AG. Additionally, 11 ad hoc calls were held, 5 of which were attended by GEB members. The BoD held three days of strategy workshops, including deep dives on environmental, social and governance (ESG) topics, our three keys to success (our Pillars, Principles and Behaviors), and UBS’s purpose. A two-day crisis management and simulation exercise was also held.

At every BoD meeting, each committee Chairperson provides the BoD with an update on current activities of his or her committee and important committee issues.

In 2020, four UBS AG BoD meetings were held with members of the Executive Board in attendance. Standalone meetings are held regularly to discuss and agree on finance, risk, compliance, operational risk, regulatory and other topics related to UBS AG. We also enhanced the coordination and exchange of information between UBS Group AG and its significant group entities. Joint meetings between the Group BoD and the boards of directors of all significant group entities, as well as between the respective chairs of the risk and audit committees, have been held. As in prior years, the annual workshop, attended by independent members of the boards of the Group and significant group entities, was conducted, albeit virtually and in a shortened format.

Performance assessment

Every third year, an external assessment of the effectiveness of the BoD is conducted; the most recent one was in 2019. In 2020, a self-assessment was completed for the BoD and its committees. The results of the self-assessment did not raise any material issues and concluded that the BoD and its committees were operating effectively. A number of minor recommendations were considered for future agenda setting and the feedback served as a source for the definition of the BoD’s priorities for 2020–2021. Particular priorities for the BoD were supporting a smooth CEO transition and providing oversight with regard to dealing with the pandemic. Overall corporate strategy and divisional strategic growth initiatives, as well as oversight of digital transformation, remained at the core of the BoD’s mandate. The BoD also continued to focus on regulatory, risk, legal and remediation issues. ESG topics, in particular sustainability and the continued emphasis on cultural values, were other key priorities.

BoD committees

The committees listed on the following pages assist the BoD in the performance of its responsibilities. These committees and their charters are described in the Organization Regulations, available at ubs.com/governance.  The committees meet as often as their business requires, although the Audit Committee, the Risk Committee and the Compensation Committee must each meet at least four times a year, and the Corporate Culture and Responsibility Committee and the Governance and Nominating Committee must each meet at least twice a year. Topics of common interest or affecting more than one committee are discussed at joint committee meetings. The Audit Committee and the Risk Committee hold at least four joint meetings a year.

During 2020,  a total of seven joint committee meetings were held for UBS Group AG (six joint committee meetings were held simultaneously for UBS AG). The Risk Committee held one meeting with the Compensation Committee, one with the Corporate Culture and Responsibility Committee, and five with the Audit Committee.

Corporate governance and compensation | Corporate governance

Audit Committee

In 2020, the Audit Committee consisted of five BoD members before the AGM, and four members after the AGM, all of whom were determined by the BoD to be fully independent. As a group, members of the Audit Committee must have the necessary qualifications and skills to perform all their duties and together must possess financial literacy and experience in banking and risk management.

The Audit Committee itself does not perform audits; instead, it oversees the work of the external auditors, Ernst & Young Ltd, who in turn are responsible for auditing the annual financial statements of UBS Group AG and UBS AG and for reviewing the quarterly financial statements.

In particular, the Audit Committee monitors the integrity of the financial statements of UBS Group AG and UBS AG and any announcements related to financial performance, and reviews significant financial reporting judgments contained in them, before recommending their approval to the BoD or proposing any adjustments the Audit Committee considers appropriate.

The Audit Committee oversees the relationship with, and assesses the qualifications, expertise, effectiveness, independence and performance of, the external auditors and the lead audit partner, and supports the BoD in reaching decisions on the appointment, reappointment or dismissal of the external auditors and the rotation of the lead audit partner. The BoD then submits proposals for shareholder approval at the AGM.

During 2020,  the Audit Committee held 14 committee meetings, with an average participation rate of 98%. The meetings had an average duration of approximately 160 minutes and covered both UBS Group AG and UBS AG. All the meetings of the Audit Committee were attended by the Group Chief Financial Officer and the Group Controller and Chief Accounting Officer. The Chairperson and the committee continued to maintain regular contact with core supervisory authorities.

All Audit Committee members have accounting or related financial management expertise and, in compliance with the rules established pursuant to the 2002 US Sarbanes–Oxley Act, at least one member qualifies as a financial expert. The NYSE listing standards on corporate governance and Rule 10A-3 under the US Securities Exchange Act set more stringent independence requirements for members of audit committees than for the other members of the BoD. Throughout 2020, all members of the Audit Committee, in addition to satisfying our independence criteria, satisfied these requirements, in that they did not receive, directly or indirectly, any consulting, advisory or compensatory fees from any member of the Group other than in their capacity as a BoD member, did not hold, directly or indirectly, UBS Group AG shares in excess of 5% of the outstanding capital, and did not serve on the audit committees of more than two other public companies.

Compensation Committee

The Compensation Committee consisted of four independent BoD members throughout 2020, as indicated in the table below. In addition to the key responsibilities indicated in the same table, the Compensation Committee reviews the compensation disclosures included in this report.

During 2020,  the Compensation Committee held seven meetings, with a participation rate of 100%. The meetings had an average duration of approximately 105 minutes and covered both UBS Group AG and UBS AG. In addition, three ad hoc calls took place. All meetings were held in the presence of the Chairman and most were attended by the Group CEO and external advisors. In 2020, the Chairperson met regularly with core supervisory authorities.

›   Refer to “Compensation for the Board of Directors” in the “Compensation” section on page 250 of this report for more information about the Compensation Committee’s decision-making procedures

Corporate Culture and Responsibility Committee

In 2020, the Corporate Culture and Responsibility Committee consisted of the Chairperson and three independent BoD members before the AGM, as listed in the table below; after the AGM, there were four independent members. The Group CEO and the Head UBS in Society are permanent guests of the Corporate Culture and Responsibility Committee. During 2020, six meetings were held, with an average participation rate of 93%. The average duration of each of the meetings was approximately 95 minutes.

Corporate governance and compensation | Corporate governance

Governance and Nominating Committee

In 2020, the Governance and Nominating Committee consisted of the Chairperson and four independent members before the AGM, as listed in the table below; after the AGM there were five independent members. During 2020, eight meetings were held, with an average participation rate of 98%. The average duration of each of the meetings was approximately 60 minutes. In addition, four ad hoc calls took place. The Group CEO attended meetings as appropriate.

Risk Committee

In 2020, the Risk Committee comprised five independent BoD members before the AGM, as listed in the table below; after the AGM, there were six independent members.  During 2020, the Risk Committee held twenty committee meetings, with an average participation rate of 99%. The average duration of each of the meetings was approximately 155 minutes, covering both UBS Group AG and UBS AG. The Group CEO, the Group CFO, the Group Chief Risk Officer, the Group Chief Operating Officer, the Group Treasurer, the Group Chief Compliance and Governance Officer, the Group General Counsel, and the Head Group Internal Audit (GIA) attended all the meetings. In 2020, the Chairperson or the full committee met with core supervisory authorities.

Ad hoc committees

The Special Committee and the Strategy Committee are two ad hoc committees, which have a standing composition and hold meetings as and when required.

The Special Committee is composed of four BoD members. Its primary purpose is to oversee activities related to key litigation and investigation matters, review management’s respective proposals and send to the BoD recommendations for decisions. In 2020, the key focus was the French cross-border matter, following the verdict of the court of first instance in 2019. Jeremy Anderson chaired the Special Committee, with Julie Richardson, David Sidwell and Axel Weber as additional members; after the AGM, Nathalie Rachou replaced David Sidwell. The Group CEO was a permanent guest. During 2020, five meetings were held, covering both UBS Group AG and UBS AG.

The Strategy Committee is composed of four BoD members. Its primary purpose is to support management and the BoD with regard to the assessment of strategic considerations and to assist with the planning of the annual strategy meetings for the BoD and the GEB. The committee sends recommendations for decisions to the BoD. Axel Weber chaired the Strategy Committee, with Fred Hu, Robert Scully and Dieter Wemmer as additional members; after the AGM, William Dudley replaced Robert Scully. The Group CEO, the Group CFO and the Head Corporate Development & Performance were permanent guests. During 2020, three meetings were held, covering both UBS Group AG and UBS AG.

Roles and responsibilities of the Chairman of the Board of Directors

Axel Weber serves as the full-time Chairman of the BoD. The Chairman coordinates tasks within the BoD, calls BoD meetings and sets their agendas. He presides over all general meetings of shareholders and works with the committee Chairpersons to coordinate the work of all BoD committees. Together with the Group CEO, the Chairman is responsible for effective communication with shareholders and other stakeholders, including government officials, regulators and public organizations. This is in addition to establishing and maintaining close working relationships with the Group CEO and other GEB members, and providing advice and support when appropriate, including advice regarding the firm’s cultural change as a key priority on the basis of our Pillars, Principles and Behaviors.

›   Refer to “Employees” in the “How we create value for our stakeholders” section on page 45 and the foldout pages of this report for information about our Pillars, Principles and Behaviors

In 2020,  the Chairman met regularly with core supervisory authorities in all major regions where UBS is active. Meetings with important supervisory authorities in other regions were scheduled on an ad hoc or needs-driven basis.

Roles and responsibilities of the Vice Chairmen and the Senior Independent Director

The BoD appoints one or more Vice Chairmen and a Senior Independent Director. If the BoD appoints more than one Vice Chairman, one of them must be independent. Both the Vice Chairman and the Senior Independent Director support the Chairman with regard to his responsibilities and authorities and provide him with advice. In conjunction with the Chairman and the Governance and Nominating Committee, they facilitate good Group-wide corporate governance, as well as balanced leadership and control within the Group, the Board and the committees. Jeremy Anderson has been appointed as Vice Chairman and Senior Independent Director. The Vice Chairman is required to lead and has led meetings of the BoD in the temporary absence of the Chairman. Together with the Governance and Nominating Committee, he is tasked with the ongoing monitoring and the annual evaluation of the Chairman. He also represents UBS on behalf of the Chairman in meetings with internal or external stakeholders. The Senior Independent Director enables and supports communication and the flow of information among the independent BoD members. At least twice a year, he organizes and leads a meeting of the independent BoD members without the participation of the Chairman. In 2020, two independent BoD meetings were held, covering both UBS Group AG and UBS AG, with a participation rate of 100% and an average duration of approximately 110 minutes. One ad hoc meeting took place. The Senior Independent Director also relays to the Chairman any issues or concerns raised by the independent BoD members and acts as a point of contact for shareholders and stakeholders seeking discussions with an independent BoD member.

Important business connections of independent members of the Board of Directors

As a global financial services provider and a major Swiss bank, we enter into business relationships with many large companies, including some in which our BoD members have management or independent board responsibilities. The Governance and Nominating Committee determines in each instance whether the nature of the Group’s business relationship with such a company might compromise our BoD members’ capacity to express independent judgment.

Our Organization Regulations require three-quarters of the UBS Group AG BoD members and one-third of those at UBS AG to be independent. For this purpose, independence is determined in accordance with FINMA Circular 2017/1 “Corporate governance – banks” and the NYSE rules.

In 2020, our BoD met the standards of the Organization Regulations for the percentage of directors who are considered independent under the criteria described above. Since our Chairman has a full-time contract with UBS Group AG, he is not considered independent. No other BoD member has a significant business connection to UBS or any of its subsidiaries. No other BoD member currently carries out, or has carried out over the past three years, operational management tasks within the Group.

All relationships and transactions with UBS Group AG’s independent BoD members are conducted in the ordinary course of business and are on the same terms as those prevailing at the time for comparable transactions with non-affiliated persons. All relationships and transactions with BoD members’ associated companies are conducted at arm’s length.

›   Refer to “Note 31 Related parties” in the “Consolidated financial statements” section on page 398 of this report for more information

Checks and balances: Board of Directors and Group Executive Board

We operate under a strict dual board structure, as mandated by Swiss banking law. The separation of responsibilities between the BoD and the GEB is clearly defined in the Organization Regulations. The BoD decides on the strategy of the Group, upon recommendations by the Group CEO, and exercises ultimate supervision over management; whereas the GEB, headed by the Group CEO, has executive management responsibility. The functions of Chairman and Group CEO are assigned to two different people, leading to a separation of power. This structure establishes checks and balances and preserves the institutional independence of the BoD from the day-to-day management of the Group, for which responsibility is delegated to the GEB, under the leadership of the Group CEO. No member of one board may simultaneously be a member of the other.

Supervision and control of the GEB remains with the BoD. The authorities and responsibilities of the two bodies are governed by the AoA and the Organization Regulations.

Corporate governance and compensation | Corporate governance

Skills, expertise and training of the Board of Directors

The BoD is composed of members with a broad spectrum of skills, educational backgrounds, experience and expertise from a range of sectors that reflect the nature and scope of the firm’s business. With a view to recruiting needs, the Governance and Nominating Committee uses a competencies and experience matrix to identify any gaps in the competencies considered most relevant to the BoD, taking into consideration the firm’s business exposure, risk profile, strategy and geographic reach.

We asked our BoD members to select their four key competencies from the following eight categories and to indicate whether they have ever been a chief executive officer or chairperson of a listed company or a member of the executive board of such a company:

Key competencies

–   banking (wealth management, asset management, personal and corporate banking; insurance)

–   investment banking, capital markets

–   finance, audit, accounting

–   risk management, compliance and legal

–   human resources management, including compensation

–   technology, cybersecurity

–   regulatory authority, central bank

–   environmental, social and governance (ESG)

Leadership experience

–   experience as chief executive officer or chairperson

–   executive board leadership experience (e.g., as chief financial officer, chief risk officer or chief operating officer of a listed company)

The Governance and Nominating Committee reviews these categories and ratings annually to confirm that the BoD continues to possess the most relevant experience and competencies to perform its duties.

With regard to the BoD composition after the 2020 AGM, members thereof identified all of the target competencies as being their key competencies. Particularly strong levels of experience and expertise existed in these areas:

–   financial services

–   risk management, compliance and legal

–   finance, audit, accounting

Furthermore, 8 of the 11 BoD members have held or currently hold chairperson, CEO or other executive board-level leadership positions.

Moreover, education remained an important priority for our BoD members. In addition to a comprehensive induction program for new BoD members, continuous training and topical deep dives are part of the BoD agenda.

›   Refer to “Risk governance” in the “Risk management and control” section on page 95 of this report for information about our risk governance framework

Succession planning

Succession planning is one of the key responsibilities of both the BoD and the GEB. Across all divisions and regions, an inclusive talent development and succession planning process is in place that aims to foster the personal development and Group-wide mobility of our employees. While the recruiting process for BoD and GEB members takes into account a broad spectrum of factors, such as skills, backgrounds, experience and expertise, our approach with regard to diversity considerations does not constitute a diversity policy within the meaning of the EU Directive on Non-Financial Reporting and Swiss law does not require UBS to maintain such a policy.

In 2020, the Chairman and the members of the BoD supported the CEO transition from Sergio Ermotti to Ralph Hamers. Despite challenges related to COVID-19, a smooth and professional transition supported the new CEO, who started his tenure well prepared. At the same time, he and the GEB launched several strategic initiatives with the close involvement of the BoD and with the aim of further strengthening UBS. The succession plans for the GEB and the management layer below it are managed under the lead of the Group CEO. The BoD reviews and approves the succession plans of the GEB.

For the BoD, the Chairman leads a systematic succession planning process as illustrated in the chart below.

Our strategy and the business environment constitute the main drivers in our succession planning process for new BoD members, as they define the key competencies required on the BoD. Taking diversity and tenure of the existing BoD into account, the Governance and Nominating Committee defines the recruiting profile for the search. Both external and internal sources contribute to identifying suitable candidates. The Chairman and the members of the Governance and Nominating Committee meet with potential candidates and, with the support of the full BoD, nominations are submitted to the AGM for approval. New BoD members follow an in-depth onboarding process designed to enable them to integrate efficiently and become effective in their new role. Due to this succession planning process, the composition of the BoD is in line with the demanding requirements of a leading global financial services firm.

The succession of the Chairman is planned for the 2022 AGM, when Axel Weber will have served as Chairman for 10 years. The search for his successor began in early 2021 and is being led by the Senior Independent Director, Jeremy Anderson. In 2020, the Governance and Nominating Committee expanded to include additional members, so that a broader range of perspectives are taken into consideration during the process. The Chairman and the CEO are also involved in the search process.

Corporate governance and compensation | Corporate governance

Information and control instruments with regard to the Group Executive Board

The BoD is kept informed of the GEB’s activities in various ways, including regular meetings between the Chairman, the Group CEO and GEB members. The Group CEO and other GEB members also participate in BoD meetings to update its members on all significant issues. The BoD also receives regular comprehensive reports, covering financial, capital, funding, liquidity, regulatory, compliance and legal developments, as well as performance against plan and forecasts for the remainder of the year. For important developments, BoD members are also updated by the GEB in between meetings. In addition, the Chairman receives the meeting material and minutes of the GEB meetings.

BoD members may request from other BoD or GEB members any information about matters concerning the Group that they require in order to fulfill their duties. When these requests are raised outside BoD meetings such requests must go through the Group Company Secretary and be addressed to the Chairman.

The BoD is supported in discharging its governance responsibilities by GIA, which independently assesses whether risk management, control and governance processes are designed and operating sustainably and effectively.

The Head GIA reports directly to the Chairman. In addition, GIA has a functional reporting line to the Audit Committee in accordance with its responsibilities as set forth in our Organization Regulations. The Audit Committee assesses the independence and performance of GIA and the effectiveness of both the Head GIA and GIA as an organization, approves GIA’s annual audit plan and objectives and monitors GIA’s discharge of these objectives.

The committee is also in regular contact with the Head GIA. GIA issues quarterly reports that provide: a broad overview of significant audit results and key issues; control themes and trends based on individual audit results; continuous risk assessment; and issue assurance results. The reports are provided to the Chairman, the members of the Audit and the Risk Committees, the GEB and other stakeholders. The Head GIA regularly updates the Chairman and the Audit Committee on GIA’s activities, processes, audit plan execution, resourcing requirements and other important developments. GIA issues an annual Activity Report, which is provided to the Chairman and the Audit Committee to support their assessment of GIA’s effectiveness.

›   Refer to “Group Internal Audit” in this section for more information

›   Refer to “Internal risk reporting” in the “Risk management and control” section on page 101 of this report for information about reporting to the BoD

Group Executive Board

The BoD delegates the management of the business to the Group Executive Board (the GEB).

Responsibilities, authorities and organizational principles of the Group Executive Board

On 31 December 2020, the GEB, under the leadership of the Group CEO, consisted of 13 members. It has executive management responsibility for the steering of the Group and its business and assumes overall responsibility for developing and implementing the strategies of the Group, business divisions and Group Functions as approved by the BoD. The GEB is also the risk council of the Group, with overall responsibility for establishing and supervising the implementation of risk management and control principles, as well as for managing the risk profile of the Group, as determined by the BoD and the Risk Committee.

In 2020,  the GEB held a total of 69 meetings for UBS Group AG, including 14 COVID-19 Group Steering Committee meetings.

At UBS AG, management of the business is also delegated, and its Executive Board, under the leadership of its President, has executive management responsibility for UBS AG and its business. In 2020, all members of the GEB were members of UBS AG’s Executive Board, with the exception of Axel Lehmann, who served as President of UBS Switzerland AG. The Executive Board held four standalone meetings for UBS AG in 2020.

›   Refer to the Organization Regulations of UBS Group AG, available at ubs.com/governance,  for more information about the authorities of the Group Executive Board

New Group CEO and members of the Group Executive Board

On 19 February 2020, the BoD appointed Ralph Hamers as the new Group CEO, succeeding Sergio Ermotti. Ralph Hamers joined UBS as a member of the GEB on 1 September 2020 and became Group CEO on 1 November 2020. Before joining UBS, Ralph Hamers served as CEO and Chairman of the Executive Board of ING Group from 2013 to June 2020, spending in total 29 years of his career at the company. On 4 December 2020, UBS appointed Sabine Keller-Busse as the successor to Axel Lehmann (who will leave UBS) for the roles of President Personal & Corporate Banking and President UBS Switzerland, effective 1 February 2021, while retaining her position of Group Chief Operating Officer ad interim in the GEB and the Executive Board of UBS AG. In addition to his responsibility as Co-President Global Wealth Management, Iqbal Khan assumed the role of President UBS EMEA from Sabine Keller-Busse as of 1 February 2021. On 15 February 2021, Robert Karofsky was appointed sole President Investment Bank, following Piero Novelli’s decision to step down as Co-President Investment Bank as of 31 March 2021.

The biographies on the following pages provide information about the GEB members in office as of 31 December 2020 and Sergio Ermotti, who stepped down as Group CEO on 31 October 2020. In addition to information on mandates, the biographies include memberships and other activities or functions, as required by the SIX Swiss Exchange Corporate Governance Directive.

In line with Swiss law, article 36 of UBS Group AG’s Articles of Association limits the number of mandates that GEB members may hold outside the UBS Group to one mandate in a listed company and five additional mandates in non-listed companies. Mandates in companies that are controlled by UBS or that control UBS are not subject to this limitation. In addition, GEB members may not hold more than 10 mandates at a time at the request of the company and eight mandates in associations, charitable organizations, foundations, trusts and employee welfare foundations. On 31 December 2020, no member of the GEB reached the aforementioned thresholds.

Responsibilities and authorities of the Asset and Liability Committees

The Asset and Liability Committees (ALCOs) of UBS Group AG and UBS AG support the GEB and the Executive Board with regard to their responsibility to promote the usage of the assets and liabilities in line with the strategy, regulatory commitments and the interests of shareholders and other stakeholders. The ALCO of UBS Group AG proposes the framework for capital management, capital allocation, funding and liquidity risk, and proposes limits and targets for the Group to the BoD for approval. It oversees the balance sheet management of the Group, its business divisions and Group Functions. In 2020, the ALCOs of UBS Group AG and UBS AG held 11 meetings.

Management contracts

We have not entered into management contracts with any companies or natural persons that do not belong to the Group.

Corporate governance and compensation | Corporate governance

Ralph A. J. G. Hamers

Group Chief Executive Officer (from 1 November 2020)

Year of initial appointment

UBS: 2020

Year of birth | Nationality

1966 | Dutch

Professional history and education

Ralph A. J. G. Hamers has been Group Chief Executive Officer of UBS Group AG and President of the Executive Board of UBS AG since 1 November 2020. He became a member of the Group Executive Board of UBS Group AG in September 2020. Before joining UBS, Mr. Hamers served as CEO and Chairman of the Executive Board of ING Group from 2013 to June 2020. During his 29-year career at ING, he held a number of leadership positions, such as CEO of ING Belgium and Luxembourg from 2011 to 2013, Head of Network Management for Retail Banking Direct & International from 2010 to 2011 and Global Head of the Commercial Banking network from 2007 to 2010. Prior to that, Mr. Hamers was CEO of ING Bank Netherlands from 2005 to 2007 and was General Manager of the ING Bank branch network from 2002 to 2005, as well as General Manager of ING Romania from 1999 to 2002. Mr. Hamers holds a master’s degree in business econometrics and operations research from Tilburg University in the Netherlands.

Other activities and functions

–  Chair of the Board of UBS Optimus Foundation

–  Member of the Board of the Swiss-American Chamber of Commerce

–  Member of the Institut International d’Etudes Bancaires

–  Member of the McKinsey Advisory Council

–  Member of the World Economic Forum International Business Council

–  Governor of the World Economic Forum (Financial Services)

Sergio P. Ermotti

Group Chief Executive Officer (until 31 October 2020)

Year of initial appointment

UBS: 2011 (UBS Group AG: 2014, UBS AG: 2011)

Year of birth | Nationality

1960 | Swiss

Professional history and education

Sergio P. Ermotti was Group Chief Executive Officer of UBS Group AG from 2014 until October 2020, having held the same position at UBS AG from 2011 to 2020. Mr. Ermotti was a member of the GEB from 2011 to 2020 and Chairman and CEO of UBS Group Europe, Middle East and Africa before taking over as Group CEO. From 2007 to 2010, he served as Group Deputy Chief Executive Officer at UniCredit, and was responsible for the strategic business areas of Corporate and Investment Banking, and Private Banking. He joined UniCredit in 2005 as Head of the Markets & Investment Banking Division. His career began at Merrill Lynch in 1987, where he held various positions within equity derivatives and capital markets until 2003. In his last two years there, he served as Co-Head of Global Equity Markets and as a member of the Executive Management Committee for Global Markets & Investment Banking. Mr. Ermotti is a Swiss-certified banking expert and is a graduate of the Advanced Management Program at Oxford University.

Other activities and functions (as of 31 October 2020)

–  Chair of the Board of UBS Optimus Foundation

–  Member of the Board of Swiss Re Ltd.

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

–  Member of the Foundation Board – International Financial Risk Institute

Markus U. Diethelm

Group General Counsel

Year of initial appointment

UBS: 2008 (UBS Group AG: 2014, UBS AG: 2008)

Year of birth | Nationality

1957 | Swiss

Professional history and education

Markus U. Diethelm has been Group General Counsel of UBS Group AG since 2014, having held the same position at UBS AG since 2008, when he became a member of the GEB. He was a member of the Executive Board of UBS Business Solutions AG from 2015 to 2016. From 1998 to 2008, he served as Group Chief Legal Officer at Swiss Re, and he was appointed to that company’s Group Executive Board in 2007. Prior to that, he was with Los Angeles-based law firm Gibson, Dunn & Crutcher and focused on corporate matters, securities transactions, litigation and regulatory investigations while working out of the firm’s Brussels and Paris offices. From 1989 to 1992, he practiced at Shearman & Sterling in New York, specializing in mergers and acquisitions. In 1988, he worked at Paul, Weiss, Rifkind, Wharton & Garrison in New York. After starting his career in 1983 with Bär & Karrer, he served as a law clerk at Uster District Court in Switzerland from 1984 to 1985. Mr. Diethelm holds a law degree from the University of Zurich and a master’s degree and a PhD from Stanford Law School. He is a qualified attorney-at-law admitted to the bar in Zurich, Geneva and New York State.

Other activities and functions

–  Chairman of the Swiss-American Chamber of Commerce’s legal committee

–  Chairman of the Swiss Advisory Council of the American Swiss Foundation

–  Member of the Supervisory Board of the Fonds de Dotation LUMA / Arles

–  Member of the New York State Council of Business Leaders in Support of Access to Justice

Corporate governance and compensation | Corporate governance

Kirt Gardner

Group Chief Financial Officer

Year of initial appointment

UBS: 2016

Year of birth | Nationality

1959 | American (US)

Professional history and education

Kirt Gardner became a member of the GEB and was appointed Group Chief Financial Officer of UBS Group AG and UBS AG in 2016. He was CFO Wealth Management from 2013 to 2015. Prior to that, he held a number of leadership positions at Citigroup, including CFO and Head of Strategy within Global Transaction Services from 2010 to 2013, Head of Strategy, Planning and Risk Strategy for the Corporate and Institutional Division from 2006 to 2010 and Head of Global Strategy and Cost Management for the Consumer Bank from 2004 to 2006. Prior to that, Mr. Gardner held the position of Global Head of Financial Services Strategy for BearingPoint, for which he worked in Asia and New York for four years. From 1994 to 2000, he was Managing Director at Barents Group, working in the US, Asia, Latin America and Europe. Mr. Gardner holds a bachelor’s degree in economics from Williams College, a master’s degree from the University of Pennsylvania and an MBA in finance from the Wharton School.

Other activities and functions

–  Member of the Board of UBS Business Solutions AG

Suni Harford

President Asset Management

Year of initial appointment

UBS: 2019

Year of birth | Nationality

1962 | American (US)

Professional history and education

Suni Harford became a member of the GEB and was appointed President Asset Management of UBS Group AG and UBS AG in October 2019. She has been with UBS since 2017 and joined as Group Managing Director and Head Investments in the Asset Management business division. Before joining UBS, Ms. Harford worked for almost 25 years at Citigroup Inc. in various senior management positions: she was Regional Head of Markets for North America from 2008 to 2017, with responsibility for sales, trading, origination and research across all fixed income, currencies, commodities, equities and municipal businesses. She was also a member of Citi’s Pension Plan Investment Committee and a Director on the Board of Citibank Canada. From 2004 to 2008, Ms. Harford was Global Head of Fixed Income Research and, from 1995 to 2004, Co-Head Debt Capital Markets, Origination, Financial Institutions Group. She started her career as an investment banker at Merrill Lynch & Co in 1988. Ms. Harford holds a bachelor’s degree in physics and mathematics from Denison University, Ohio, and an MBA from Tuck School of Business at Dartmouth.

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

Other activities and functions

–    Member of the Board of UBS Securities LLC

–    Trustee of the UBS Americas Inc. Political Action Committee

Sabine Keller-Busse

President Personal & Corporate Banking and President UBS Switzerland
(from 1 February 2021)

Group Chief Operating Officer ad interim

President UBS Europe, Middle East and Africa (until 31 January 2021)

Year of initial appointment

UBS: 2016

Year of birth | Nationality

1965 | Swiss and German

Professional history and education

Sabine Keller-Busse was appointed President Personal & Corporate Banking at UBS Group AG and President UBS Switzerland in February 2021. She also holds the position of President of the Executive Board of UBS Switzerland AG. She has been Group Chief Operating Officer of UBS Group AG and UBS AG as well as President of the Executive Board of UBS Business Solutions AG since 2018. From 2019 to January 2021, she was President UBS Europe, Middle East and Africa and from 2014 to 2017, she held the position of Group Head Human Resources. Ms. Keller-Busse became a member of the GEB in 2016. Having joined UBS in 2010, she served as Chief Operating Officer UBS Switzerland until 2014. Prior to that, she led Credit Suisse’s Private Clients Region Zurich division for two years. From 1995 to 2008, she worked for McKinsey & Company, where she was a Partner from 2002. Ms. Keller-Busse holds a master’s degree and a PhD, both in business administration, from the University of St. Gallen.

Other activities and functions

–  Member of the Board of UBS Business Solutions AG

–  Member of the Foundation Council of the UBS International Center of Economics in Society

–  Vice-Chairman of the Board of Directors of SIX Group (Chairman of the nomination & compensation committee)

–  Member of the Foundation Board of the UBS Pension Fund

–  Member of the Board of the University Hospital Zurich Foundation

Corporate governance and compensation | Corporate governance

Iqbal Khan

Co-President Global Wealth Management and (since 1 February 2021) President UBS Europe, Middle East and Africa

Year of initial appointment

UBS: 2019

Year of birth | Nationality

1976 | Swiss

Professional history and education

Iqbal Khan became a member of the GEB and was appointed Co-President Global Wealth Management of UBS Group AG and UBS AG in October 2019. He was appointed President UBS Europe, Middle East and Africa in February 2021. Mr. Khan joined UBS from Credit Suisse, where he was CEO International Wealth Management from 2015 to 2019 and CFO Private Banking & Wealth Management from 2013 to 2015. Prior to that, he worked for Ernst & Young (EY), Switzerland, which he joined in 2001. At EY he was Managing Partner Assurance and Advisory Services – Financial Services, as well as being a member of the Swiss management committee from 2011 to 2013. Before that, from 2009 to 2011, he held the position of Industry Lead Partner Banking and Capital Markets, Switzerland and EMEA Private Banking. Mr. Khan holds an Advanced Master of International Business Law degree (LLM) from the University of Zurich. In addition, he is a Certified International Investment Analyst, a Swiss Certified Public Accountant and a Swiss Certified Trustee.

Other activities and functions

–  Member of the Supervisory Board of UBS Europe SE (since 1 February 2021)

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

Other activities and functions

–  Member of the two sub-committees of the Singapore Ministry of Finance’s Committee on the Future Economy

–  Member of the Financial Centre Advisory Panel of the Monetary Authority of Singapore

–  Council member of the Asian Bureau of Finance and Economic Research

–  Member of the Board of Trustees of the Wealth Management Institute, Singapore

–  Member of the Board of Next50 Limited, Singapore

–  Member of the Board of Medico Suites (S) Pte Ltd

–  Member of the Board of Medico Republic (S) Pte Ltd

–  Council member of the KidSTART program of the Early Childhood Development Agency, Singapore

–  Trustee of the Cultural Matching Fund, Singapore

–  Member of University of Toronto’s International Leadership Council for Asia

Axel P. Lehmann

President Personal & Corporate Banking and President UBS Switzerland (until 31 January 2021)

Year of initial appointment

UBS: 2016 (UBS Group AG: 2016, UBS AG: 2016–2017)

Year of birth | Nationality

1959 | Swiss

Professional history and education

Axel P. Lehmann was President Personal & Corporate Banking at UBS Group AG and President UBS Switzerland, as well as President of the Executive Board of UBS Switzerland AG from 2018, and stepped down on 31 January 2021. Mr. Lehmann became a member of the GEB and was appointed Group Chief Operating Officer of UBS Group AG and UBS AG in 2016. He was a member of the BoD of UBS AG from 2009 to 2015 and of UBS Group AG from 2014 to 2015. Mr. Lehmann became a member of the group executive committee of Zurich Insurance Group in 2002, holding various management positions, including CEO for the European and North America businesses. From 2008 to 2015, he was Chief Risk Officer with additional responsibilities for Group IT, Regional Chairman for Europe, Middle East and Africa as well as Chairman for Farmers Group Inc. In 2001, he was appointed CEO for Northern, Central and Eastern Europe and Zurich Group Germany, having served as a member of the company’s Group Management Board since 2000 with responsibility for group-wide business development functions. In 1996, he joined Zurich as a member of the Executive Committee Switzerland, and previously he was Head of Corporate Planning and Controlling at SwissLife, Vice President of the Institute of Insurance Economics and a visiting professor at Bocconi University in Milan. Mr. Lehmann holds a master’s degree and a PhD in business administration and economics from the University of St. Gallen. He is also a graduate of the Advanced Management Program of the Wharton School.

Other activities and functions

–  Adjunct professor and Chairman of the Board of the Institute of Insurance Economics, University of St. Gallen

–  Member of the HSG Advisory Board, University of St. Gallen

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

Tom Naratil

Co-President Global Wealth Management and President UBS Americas

Year of initial appointment

UBS: 2011 (UBS Group AG: 2014, UBS AG: 2011)

Year of birth | Nationality

1961 | American (US)

Professional history and education

Tom Naratil became Co-President Global Wealth Management at UBS Group AG and UBS AG as well as CEO of UBS Americas Holding LLC in 2018. He was appointed President UBS Americas at UBS Group AG and UBS AG in 2016 and served as President Wealth Management Americas from 2016 to 2018. He became a member of the GEB in 2011 and was Group CFO of UBS AG from 2011 to 2015. He held the same position for UBS Group AG from 2014 to 2015. In addition to the role of Group CFO, he was Group Chief Operating Officer from 2014 to 2015. Mr. Naratil was President of the Executive Board of UBS Business Solutions AG from 2015 to 2016. He served as CFO and Chief Risk Officer of Wealth Management Americas from 2009 until his appointment as Group CFO in 2011. Before 2009, he held various senior management positions within UBS, including heading the Auction Rate Securities Solutions Group during the financial crisis in 2008. Mr. Naratil was named Global Head of Marketing, Segment & Client Development in 2007, Global Head of Market Strategy & Development in 2005, and Director of Banking and Transactional Solutions, Wealth Management USA, in 2002. During this time, he was a member of the Group Managing Board. He joined Paine Webber Incorporated in 1983 and after the merger with UBS became Director of the Investment Products Group. Mr. Naratil holds a bachelor’s degree in history from Yale University and an MBA in economics from New York University.

Other activities and functions

–  Member of the Board of UBS Americas Holding LLC

–  Member of the Board of the American Swiss Foundation

–  Member of the Board of Consultors for the College of Nursing at Villanova University

Corporate governance and compensation | Corporate governance

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

Other activities and functions

None

Markus Ronner

Group Chief Compliance and Governance Officer

Year of initial appointment

UBS: 2018

Year of birth | Nationality

1965 | Swiss

Professional history and education

Markus Ronner is Group Chief Compliance and Governance Officer at UBS Group AG and UBS AG and became a member of the GEB in November 2018. In this role, he is responsible at the Group level for compliance and operational risk control, governmental and regulatory affairs as well as investigations and governance matters. He became Head Group Regulatory and Governance in 2012. During his 39 years with UBS, Mr. Ronner has held various positions across the bank, including: Group-wide program manager “too big to fail” (2011–2013); Chief Operating Officer (COO) Wealth Management & Swiss Bank (2010–2011); Head Products and Services of Wealth Management & Swiss Bank (2009–2010); COO Asset Management (2007–2009); and Head Group Internal Audit (2001–2007). Mr. Ronner joined the firm as an apprentice in 1981 and holds a Swiss Banking Diploma.

Other activities and functions

None

Change of control and defense measures

Our Articles of Association do not provide any measures for delaying, deferring or preventing a change of control.

Duty to make an offer

Pursuant to the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015, an investor who has acquired more than 33 1⁄3% of all voting rights of a company listed in Switzerland (whether directly, indirectly or in concert with third parties), whether such rights are exercisable or not, is required to submit a takeover offer for all listed shares outstanding. We have not elected to change or opt out of this rule.

Clauses on change of control

Neither the full-time contract with the Chairman of the BoD nor any employment contracts with GEB members or employees holding key functions within the company (e.g., Group Managing Directors) contain change of control clauses.

All employment contracts with GEB members stipulate a notice period of six months. During the notice period, GEB members are entitled to their salaries and the continuation of existing employment benefits and may be eligible to be considered for a discretionary performance award based on their contribution during their tenure.

In case of a change of control, we may, at our discretion, accelerate the vesting of and / or relax applicable forfeiture provisions of employees’ awards.

›   Refer to the “Compensation” section of this report on page 220 for more information

Corporate governance and compensation | Corporate governance

Auditors

Audit is an integral part of corporate governance. While safeguarding their independence, the external auditors closely coordinate their work with Group Internal Audit (GIA). The Audit Committee and, ultimately, the BoD supervise the effectiveness of audit work.

›   Refer to “Board of Directors” in this section for more information about the Audit Committee

External independent auditors

The AGM in 2020  re-elected Ernst & Young Ltd (EY) as auditors for the Group for a one-year term of office. EY assumes virtually all auditing functions according to laws, regulatory requests and the AoA. Bob Jacob is the EY lead partner in charge of the overall coordination of the UBS Group financial and regulatory audits and the co-signing partner of the financial audit. In 2020, Maurice McCormick became the lead audit partner for the financial statement audit and has an incumbency limit of five years. Patrick Schwaller has been the Lead Auditor to the Swiss Financial Market Supervisory Authority (FINMA) since 2015, with an incumbency limited to six years because of prior audit service to the Group in another role. He will be succeeded in 2021 by Hannes Smit, with an incumbency limit of seven years. Daniel Martin has been the co-signing partner for the FINMA audit since 2019, with an incumbency limit of seven years.

During 2020,  the Audit Committee held twelve meetings with the external auditors. The Audit Committee assesses the performance, effectiveness and independence of the external auditors on an annual basis. The assessment is based on interviews with senior management and survey feedback from stakeholders across the Group. Assessment criteria include quality of service delivery, quality and competence of the audit team, value added as part of the audit, insightfulness, and the overall relationship with EY. Based on its own analysis and the assessment results, the Audit Committee concluded that EY’s audit has been effective.

Special auditors for potential capital increases

At the AGM on 3 May 2018, BDO AG was reappointed as special auditors for a three-year term of office. Special auditors provide audit opinions in connection with potential capital increases independently from other auditors.

Services performed and fees

The Audit Committee oversees all services provided to the bank by the external auditors. For services requiring the approval from the Audit Committee, a preapproval may be granted either for a specific mandate or in the form of a blanket preapproval authorizing a limited and well-defined type and amount of services.

The fees (including expenses) paid to EY are set forth in the table below. In addition, EY received USD 32.7 million in 2020 (USD 30.2 million in 2019) for services performed on behalf of our investment funds, many of which have independent fund boards or trustees.

Audit work includes all services necessary to perform the audit for the Group in accordance with applicable laws and generally accepted auditing standards, as well as other assurance services that conventionally only the auditor can provide. These include statutory and regulatory audits, attestation services and the review of documents to be filed with regulatory bodies. The additional services classified as audit in 2020 included several engagements for which EY was mandated at the request of FINMA.

Fees paid to external independent auditors
UBS Group AG and its subsidiaries (including UBS AG) paid the following fees (including expenses) to their external independent auditors.

	For the year ended
USD million	31.12.20	31.12.19

Audit
Global audit fees	53	52
Additional services classified as audit (services required by law or statute, including work of a non-recurring nature mandated by regulators)	10	13
Total audit[1]	64	65

Non-audit
Audit-related fees	8	9
of which: assurance and attestation services	3	4
of which: control and performance reports	5	4
of which: consultation concerning financial accounting and reporting standards	0	0
Tax fees	1	2
All other fees	0	2
Total non-audit[1]	9	13

1 Total audit and non-audit fees amounted to USD 73 million for UBS Group AG consolidated as of 31 December 2020 (31 December 2019: USD 78 million), of which USD 46 million related to UBS AG consolidated (31 December 2019: USD 52 million).

Audit-related work comprises assurance and related services traditionally performed by auditors, such as attestation services related to financial reporting, internal control reviews and performance standard reviews, as well as consultation concerning financial accounting and reporting standards.

Tax work involves services performed by professional staff in EY’s tax division and includes tax compliance and tax consultation with respect to our own affairs.

“Other” services are permitted services, which include technical IT security control reviews and assessments.

Group Internal Audit

Group Internal Audit (GIA) performs the internal auditing role for the Group. It is an independent function that provides expertise and insights to confirm controls are functioning well and highlight where UBS needs to better manage current and emerging risks. In 2020, it operated with an average headcount of 582 full-time equivalent employees.

GIA supports the BoD in discharging its governance responsibilities by taking a dynamic approach to audit, issue assurance and risk assessment, calling attention to key risks in order to drive action to prevent unexpected loss or damage to the firm’s reputation. To support the achievement of UBS’s objectives, GIA independently, objectively and systematically assesses the:

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

–     remediation activities; and

–     processes to comply with legal and regulatory requirements, internal policies, and the Group’s constitutional documents and contracts.

Audit reports that include significant issues are provided to the Group CEO, relevant GEB members and other responsible management. The Chairman, the Audit Committee and the Risk Committee of the BoD are regularly informed of such issues.

In addition, GIA provides independent assurance on the effective and sustainable remediation of control deficiencies within its mandate, taking a prudent and conservative risk-based approach and assessing at the issue level whether the root cause and the potential exposure for the firm have been holistically and sustainably addressed. GIA also cooperates closely with risk control functions and internal and external legal advisors on investigations into major control issues.

To maximize GIA’s independence from management, the Head GIA reports to the Chairman of the BoD and to the Audit Committee, which assesses annually whether GIA has sufficient resources to perform its function, as well as its independence and performance. In the Audit Committee’s assessment, GIA is sufficiently resourced to fulfill its mandate and complete its auditing objectives. GIA’s role, position, responsibilities and accountability are set out in our Organization Regulations and the Charter for GIA, available at ubs.com/governance.  The latter also applies to UBS AG’s internal audit function. GIA has unrestricted access to all accounts, books, records, systems, property and personnel, and must be provided with all information and data that it needs to fulfill its auditing responsibilities. GIA also conducts special audits at the request of the Audit Committee, or other BoD members, committees or the Group CEO in consultation with the Audit Committee.

GIA enhances the efficiency of its work through coordination and close cooperation with the external auditors.

Corporate governance and compensation | Corporate governance

Information policy

We provide regular information to our shareholders and to the financial community.

Financial reports for UBS Group AG are expected to be published on the following dates:

First quarter 2021	27 April 2021
Second quarter 2021	20 July 2021
Third quarter 2021	26 October 2021

The annual general meetings of the shareholders of UBS Group AG will take place on the following dates:

2021	8 April 2021
2022	6 April 2022

›   Refer to the corporate calendar at ubs.com/investors  for future financial report publication and other key dates, including UBS AG’s financial report publication dates

We meet with institutional investors worldwide throughout the year and regularly hold results presentations, attend and present at investor conferences, and, from time to time, host investor days. When appropriate, investor meetings are hosted by senior management and are attended by members of our Investor Relations team. We use various technologies, such as webcasting, audio links and cross-location videoconferencing, to widen our audience and maintain contact with shareholders globally.

We make our publications available to all shareholders simultaneously to provide them with equal access to our financial information.

All our financial publications are available at ubs.com/investors. Shareholders may opt to receive a printed copy of our annual report. They may also request a copy of our annual review, which reflects on specific initiatives and achievements of the Group and provides an overview of the Group’s activities during the year, as well as key financial information.

›   Refer to ubs.com/investors  for a complete set of published reporting documents and a selection of senior management industry conference presentations

›   Refer to the “Information sources” section on page 619 of this report for more information

›   Refer to “Corporate information” and “Contacts” on page 6 of this report for more information

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

–   relevance,  by focusing not only on what is required by regulation or statute but also on what is relevant to our stakeholders; and

–   best practice that leads to improved standards.

We regard the continuous improvement of our disclosures as an ongoing commitment.

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

›   Refer to “Note 1 Summary of significant accounting policies” in the “Consolidated financial statements” section on page 287 of this report for more information about the basis of accounting

We are committed to maintaining the transparency of our reported results and to allowing analysts and investors to make meaningful comparisons with prior periods. If there is a major reorganization of our business divisions or if changes to accounting standards or interpretations lead to a material change in the Group’s reported results, our results are restated for previous periods as required by applicable accounting standards. These restatements show how our results would have been reported on the new basis and provide clear explanations of all relevant changes.

US disclosure requirements

As a foreign private issuer, we must file reports and other information, including certain financial reports, with the US Securities and Exchange Commission (the SEC) under the US federal securities laws. We file an annual report on Form 20-F and furnish our quarterly financial reports and other material information under cover of Form 6-K to the SEC. These reports are available at ubs.com/investors  and on the SEC’s website, sec.gov.

An evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a–15e) under the US Securities Exchange Act of 1934, has been carried out, under the supervision of management, including the Group CEO, the Group CFO and the Group Controller and Chief Accounting Officer. Based on that evaluation, the Group CEO and the Group CFO concluded that our disclosure controls and procedures were effective as of 31 December 2020. No significant changes have been made to our internal controls or to other factors that could significantly affect these controls subsequent to the date of their evaluation.

›   Refer to the “Consolidated financial statements” section on page 276 of this report for more information

Advisory vote

Compensation

Julie G. Richardson

Chair of the

Compensation Committee

of the Board of Directors

Dear Shareholders,

The Board of Directors and I wish to thank you for your support once again at last year’s Annual General Meeting and for sharing your views on our compensation practices over the past year.

Throughout 2020, the Board of Directors (BoD) Compensation Committee continued to oversee the compensation process, ensuring that rewards reflect performance, appropriate risk-taking and support the alignment of employees’ interests with those of our shareholders. As the Chair of the Compensation Committee, I am pleased to present our Compensation Report for 2020.

As part of our ongoing engagement with shareholders during 2020, we received positive feedback in response to the changes we made in 2019, notably the introduction of a long-term incentive plan. In our annual review of the compensation framework, we concluded that it remains well suited to support us in achieving our ambitions for the Group and that it provides strong alignment with shareholders’ interests.

Strategy and execution leading to strong results

2020 resulted in unprecedented times and challenges for society, clients and employees due to the COVID-19 pandemic. It required us to focus on safeguarding the well-being of our employees and their families, serving our clients and ensuring operational continuity.

Our employees met these challenges with energy, determination and commitment to continue delivering value for both our clients and shareholders.

Clients continued to place their trust in UBS during a tough year, as they sought stability, and we helped them navigate uncertainty through advice and solutions. UBS’s strength and resilience allowed us to responsibly deploy resources for the benefit of clients, employees and society throughout the pandemic.

UBS performed well in this environment, demonstrating the strength of its strategy, as well as its integrated and diversified business model. The resilience of our operations, our disciplined risk management and our ongoing investment in technology and infrastructure have been critical in successfully operating through the pandemic. Our full-year results further demonstrate that our strategy is the right one for UBS as we continuously adapt and accelerate the pace of change.

Our employees worked from home to a significant degree throughout 2020, serving our clients and enabling us to deliver on our targets, to make progress toward our strategic objectives and to accelerate progress on our digitalization agenda. This is also reflected in our total shareholder returns in 2020, which outperformed those of our peers.

We met or exceeded all our financial targets in 2020. Our return on CET1 capital was 17.4%, compared with our target of 12–15%, and our return on tangible equity was 12.8%. We delivered the lowest cost / income ratio since 2006 at 73.3%, compared with our target of 75–78%. Every region and business division contributed over USD 1 billion in profits, as we benefited from our business and geographical diversification.

›   Refer to “Financial and operating performance” in our Annual Report 2020 for further details about our Group and business division performance

Supporting society and clients

–      We committed USD 30 million to various COVID-19-related aid projects that provide support across the communities in which we operate.

–      A part of this amount has been used to match the USD 15 million raised by our clients and our employees for the UBS Optimus Foundation’s COVID-19 Response Fund.

–      Lending and commitments to clients globally significantly increased in 2020, including CHF 3 billion to Swiss small and medium-sized entities (SMEs) under the Swiss government-backed program and USD 656 million under the US Paycheck Protection Program.

–      As previously communicated, we intend to donate any economic profits from these programs to COVID-19 relief efforts.

›   Refer to ubs.com/insociety  for more information about how we support society and clients

Delivered on our capital returns commitment

Our financial position remained very strong despite the uncertainties caused by the COVID-19 pandemic. Credit impairments and expected credit loss expenses under IFRS 9 were elevated compared with prior years, although our loan impairment ratios remain low by industry standards, reflecting the quality of our loan book. UBS neither required nor received any COVID-19-related financial support from the Swiss federal government. Our strong financial position and capital generation by our businesses enabled us to pay out the full dividend for 2019 and accrue a dividend for the 2020 financial year.
The balance between cash dividends and share repurchases has been adjusted from 2020 onward, with a greater weight on share repurchases compared with prior years. We remain committed to returning excess capital to our shareholders and delivering total capital returns consistent with our previous levels. For 2020, the BoD intends to propose a dividend of USD 0.37 per share for approval at the Annual General Meeting of shareholders on 8 April 2021.

In the first quarter of 2021, we repurchased the remaining CHF 100 million of our 2018–2021 USD 2 billion share repurchase program, which is now complete and closed. In February 2021, we launched a new three-year share repurchase program of up to CHF 4 billion, of which we expect to execute up to USD 1 billion by the end of the first quarter of 2021.

2020 performance award pool

Over the past years, our performance award pool has consistently reflected our strict pay-for-performance philosophy and our disciplined approach in managing compensation over business cycles, as well as alignment with shareholder interests. This was especially evident in 2019, when our performance award pool reflected factors such as risk-adjusted profit, the impact of the verdict from the Court of First Instance in the French cross-border matter and the resulting share price development, leading to a year-on-year performance award pool reduction beyond that implied by underlying performance.

For 2020, although business performance was strong, we remain committed to moderation in performance-related pay. The 2020 performance award pool is aligned with previous years in which we delivered strong performance. It further considers the economic impact of COVID-19 and regulatory directives to maintain capital flexibility.

Given the reduction in our 2019 performance award pool, which was a negative outlier versus many peers, we believe it is important to compare the 2020 pool not only with the 2019 outlier but also with the 2018 pool. For 2020, the performance award pool for the Group was USD 3.3 billion, an increase of 6% compared with 2018 (or 24% compared with 2019).

The Group Executive Board (GEB) performance award pool, which includes the Group CEOs’ performance awards and is part of the Group pool, was CHF 85.0 million, an increase of 1% on a per capita basis and 16% overall compared with 2018 (and +18% per capita and +21% overall compared with 2019). This reflects a smaller increase in executive compensation compared with the overall pool development in 2020. As a percentage of Group profit before tax, the GEB performance award pool was 1.1%, well below the cap of 2.5%.

›   Refer to the “Group compensation” section of this report for more information

Advisory vote

Our focus on ESG including diversity, equity and inclusion

We remain fully committed to our ESG-related objectives and reflect them in our performance and compensation processes. We are widely recognized for our sustainable practices. During 2020, we were named an industry leader in the Dow Jones Sustainability Indices for the sixth consecutive year, rated AA by MSCI, and were included in CDP’s Climate A List.

We pay for performance, and a strong commitment to pay fairness is embedded in our compensation policies. We conduct both internal and independent external reviews aiming to ensure that all employees are paid fairly. In 2020, UBS was certified by the EQUAL-SALARY Foundation for its equal pay practices in Switzerland, the US, the UK, Hong Kong and Singapore.

In a global business such as ours, a diverse workforce is a competitive advantage. Our strategy is to continuously shape a diverse and inclusive organization that is innovative, provides outstanding service to our clients, offers equitable opportunities for all and is a great place to work for everyone. While race and ethnicity were already a priority in prior years, in 2020 we elevated our focus on this important topic. To increase the representation of diverse heritage employees at UBS, we take a multi-faceted approach, including setting aspirational ethnicity goals in several locations, such as the US and the UK, and rolling out race awareness training to all employees.

Our broad approach focuses on gender, race, ethnicity, LGBTQ+, age, disability, and mental health, among other aspects, with inclusive leadership playing an important role. Increasing gender and ethnic diversity are our highest near-term strategic diversity, equity and inclusion priorities.

Supporting our employees

–   A large proportion of our workforce worked from home throughout 2020, with more than 95%  of internal and external staff able to work concurrently on a remote basis. We provided extra flexibility for employees to care for their families and address their evolving needs.

–   In 2020, we suspended any new restructuring activities that would have resulted in redundancies and potential loss of employment for our employees.

–   As a sign of appreciation for their contributions throughout the pandemic, employees at less senior ranks received a one-time cash payment equivalent to one week’s salary.

–   We introduced a mindfulness app-based solution designed to help our employees find more balance. It also gives helpful advice on physical exercises and healthy living, improving sleeping habits, and increasing energy levels overall.

–   Our Employee Assistance Program (EAP) supports our employees, as well as their family members, with any personal or work-related issues that may be affecting their well-being.

–   To further support the health, connectivity and resilience of our employees worldwide, UBS provided them with relevant tools and resources on key topics, such as working from home, team building in a virtual set up, leading remote teams, thriving at home and at work, keeping one’s mind and body fit, and relieving stress and anxiety.

–   We are very proud that our 2020 employee survey results indicated strong improvements across all dimensions and in particular with regard to employees feeling supported by UBS and being part of a highly professional and respectful work environment.

›   Refer to ubs.com/global/en/our-firm/our-employees/working-at-ubs  for more information about how we support our employees

Change at the top

Ralph Hamers joined UBS as a member of the GEB on 1 September 2020 and took over from Sergio Ermotti as Group CEO on 1 November 2020.

We sincerely thank Sergio Ermotti for his exceptional commitment and contribution to the success of our firm since taking office in 2011. He led the transformation of UBS into the largest truly global wealth manager, and the leading bank in Switzerland, supported by a global, focused investment bank and a large-scale and diversified asset manager with a strong focus on sustainable investing. Since 2011, UBS has strengthened its profitability, generating USD 36 billion of CET1 capital, of which USD 23 billion has been returned to shareholders or reserved for returns to shareholders. Today, we operate a capital-efficient business model with a strong competitive position in our key markets and we have an attractive outlook for long-term and sustainable growth.

Under Sergio Ermotti’s strong leadership in a challenging year marked by the COVID-19 pandemic, UBS demonstrated the strength of its business model and delivered excellent financial results. Finally, Sergio Ermotti contributed to a smooth and efficient Group CEO transition, supporting this critical process effectively beyond his step-down in October until his departure at the end of 2020.

2021 Annual General Meeting

At the 2021 AGM on 8 April, we will seek your support on the following compensation-related items:

–   the maximum aggregate amount of compensation for the BoD for the period from the 2021 AGM to the 2022 AGM;

–   the maximum aggregate amount of fixed compensation for the GEB for 2022;

–   the aggregate amount of variable compensation for the GEB for 2020; and

–   shareholder endorsement in an advisory vote for this Compensation Report.

On behalf of the Compensation Committee and the BoD, I thank you again for your feedback and we respectfully ask for your continued support at the upcoming AGM.

Julie G. Richardson

Chair of the Compensation Committee of the Board of Directors

Shareholder engagement and say on pay

The feedback we seek from our shareholders on compensation-related topics is very important to us, as we are committed to maintaining a strong link between the interests of our employees and those of our shareholders.

We continued engaging with shareholders during 2020 and received positive feedback in response to the significant enhancements made to our compensation framework in 2019.

Our annual review of the compensation framework in 2020 concluded that it remains well suited to support us in achieving our ambitions for the Group and provides strong alignment with shareholders’ interests.

The responses below provide answers to the questions we most frequently receive from shareholders.

Responses to frequently asked questions

How does variable compensation reflect the business performance in 2020 (“pay for performance”)?

Our compensation philosophy is to align the interests of our employees with those of our investors and clients. Our variable compensation reflects a strict pay-for-performance approach that considers a number of factors, including Group, division, team and individual performance, as well as behaviors that help build and protect the firm’s reputation.

For 2020, although business performance was strong, we remained committed to moderation in performance-related pay. The resulting 2020 performance award pool thus reflects our pay-for-performance principles and is aligned with previous years in which we delivered strong performance. It further considers the economic impact of COVID-19, and regulatory directives to maintain capital flexibility.

The Compensation Committee applies discretionary adjustments to the performance award pool. This has resulted in an average 3% downward adjustment over the past eight years with the largest negative adjustment made for the 2020 pool.

How did UBS support society, clients and employees during the COVID-19 pandemic?

During 2020, lending and commitments to clients globally significantly increased, including CHF 3 billion to Swiss SMEs under the government-backed program and USD 656 million under the US Paycheck Protection Program (PPP). As previously communicated, we intend to donate any economic profits from these programs to COVID-19 relief efforts. We donated around USD 2 million of fees earned on the loans provided under the PPP in 2020 to COVID-19 relief efforts.

We committed USD 30 million to various COVID-19-related aid projects that provide support across the communities in which we operate. A part of this amount has been used to match the USD 15 million raised by our clients and our employees for the UBS Optimus Foundation’s COVID-19 Response Fund.

Recognizing the additional pressure placed on employees due to varying degrees of lockdown, we introduced a variety of measures throughout 2020 to help employees adapt. For example, we suspended any new restructuring activities that would have resulted in redundancies and potential loss of employment for our employees. Furthermore, we offered extra flexibility to care for children and introduced a variety of tools and resources to support employees’ physical, mental, financial and social well-being.

As a sign of appreciation for their contribution throughout this challenging year, employees at less senior ranks received a one-time cash payment equivalent to one week’s salary. This had an impact of USD 27 million on personnel expenses in the fourth quarter of 2020.

How does UBS support diversity and pay fairness?

In a global business such as ours, a diverse workforce is a competitive advantage. Our strategy is to continuously shape a diverse and inclusive organization that is innovative, provides outstanding service to our clients, offers equal opportunities for all and is a great place to work for everyone.

Our broad approach focuses on gender, race, ethnicity, LGBTQ+, age, disability, and mental health, among other aspects, with inclusive leadership playing an important role. Regarding gender, we seek to hire, promote and retain more women across the firm, aspiring to increase the percentage of women at Director level and above to 30% by 2025.

We pay for performance, and a strong commitment to pay fairness is embedded in our compensation policies. We conduct both internal and independent external reviews aiming to ensure that all employees are paid fairly and to address any unexplained gaps. In 2020, UBS was certified by the EQUAL-SALARY Foundation for its equal pay practices in Switzerland, the US, the UK, Hong Kong and Singapore. These certifications are a testament to our well-established equal opportunity environment.

How is UBS compensating the new Group CEO?

We have a competitive compensation framework for all GEB members, including the Group CEO. This framework also applies for our new Group CEO. The Compensation Committee annually reviews this framework. The most important elements of the framework have remained unchanged since 2012.

The annual base salary for the Group CEO role has remained unchanged at CHF 2.5 million since 2011, and remains the same for the new Group CEO. When determining the Group CEO’s performance award, the Compensation Committee factors in the achievement of financial performance targets and qualitative goal achievements relative to Pillars, Principles and Behaviors. To judge the quality and sustainability of the financial results, the Compensation Committee considers a range of factors including relative performance and market conditions, as well as ESG-related aspects.

Advisory vote

Corporate governance and compensation | Compensation

What happens to deferred compensation of the former Group CEO?

The deferred compensation of the former Group CEO continues to vest in line with standard compensation award plan rules as per the original vesting schedule. No accelerated payouts will be made. All deferred awards will continue to be subject to forfeiture and performance conditions.

As previously disclosed, a portion of the former Group CEO’s 2019 Long-Term Incentive Plan (LTIP) award is additionally subject to forfeiture depending on the final outcome of the French cross-border matter.

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

For legacy matters, the Compensation Committee seeks to incentivize management to resolve these matters in the best interest of shareholders and we hold management accountable for the effective and efficient resolution of these matters. Therefore, the performance and compensation assessment reflects management’s responsibility for achieving a resolution without creating an incentive to settle inappropriately or take inappropriate risks on such matters. In addition, the use of reported return on common equity tier 1 capital (RoCET1) supports the focus on ensuring the cost of litigation matters has a direct impact on the compensation awarded and realized by our most senior leaders, including the GEB.

What progress has been made on resolving the French cross-border matter and how is this reflected in GEB compensation?

In February 2019, UBS appealed the decision of the Court of First Instance relating to the French cross-border matter. The Court of Appeal has scheduled the case to be heard anew between 8–24 March 2021. As with all litigation matters, the final outcome of the French cross-border matter will impact the RoCET1 metric, and therefore, the final payout of the LTIP awards of all GEB members, reflecting alignment with shareholders. Furthermore, as outlined in our 2019 Compensation Report, up to CHF 7.9 million, or 30% of the 2019 LTIP awards at grant for GEB members active in March 2017, as well as the Chairman of the BoD’s unvested share award, continues to be at risk and directly linked to the final resolution of the French cross-border matter. In addition, a malus clause allows the Compensation Committee to assess any new information that becomes available in the future and to retrospectively reduce the 2019 LTIP award by up to the full amount if such new information would have impacted our compensation decision in 2019.

Impact of litigation matters on the LTIP

How is ESG considered in the compensation process?

ESG objectives are considered in the compensation determination process in objective setting, performance award pool funding, performance assessment and compensation decisions.

In the performance award pool funding, ESG is reflected through the qualitative assessment of legal, compliance, reputational and operational risks, as well as regulatory compliance. In addition, ESG-related objectives have been embedded in our Pillars and Principles since they were established in 2011 and are reflected in governance and risk management, talent management and diversity, client satisfaction, and corporate responsibility, including goals for reducing our carbon footprint and corporate waste, as well as progressing our philanthropic efforts. Achievements versus ESG-related goals are part of the qualitative performance assessments and affect final compensation decisions.

Therefore, ESG is taken into consideration when the Compensation Committee assesses not only what results were achieved, but also how they were achieved.

Say-on-pay votes at the AGM

In line with the Swiss Ordinance against Excessive Compensation in Listed Stock Corporations, we seek binding shareholder approval for the aggregate compensation awarded to the GEB and the BoD. Prospective approval of the fixed compensation of the BoD and GEB provides the firm and its governing bodies with the certainty needed to operate effectively. Retrospective approval of the GEB’s variable compensation aligns their compensation with performance and contribution.

These binding votes on compensation and the advisory vote on our compensation framework reflect our commitment to shareholders having their say on pay.

›   Refer to “Provisions of the Articles of Association related to compensation” in the “Supplemental information” section of this report for more information

Approved fixed compensation

At the 2019 AGM, shareholders approved a maximum aggregate fixed compensation amount of CHF 33.0 million for GEB members for the 2020 performance year. This amount includes base salaries, role-based allowances in response to Capital Requirements Directive IV, estimated standard contributions to retirement benefit plans, other benefits and a buffer. The aggregate fixed compensation paid in 2020 to GEB members was below the approved amount for 2020.

›   Refer to “2020 total compensation for GEB members” in the “Compensation for GEB members” section of this report

Say on pay – compensation-related votes at the 2020 AGM

2020 AGM say-on-pay voting schemes	2020 AGM actual shareholder votes	Vote “for”
Binding vote on GEB variable compensation	Shareholders approved CHF 70,250,000 for the 2019 financial year[1,2,3]	83.8%
Binding vote on GEB fixed compensation	Shareholders approved CHF 33,000,000 for the 2021 financial year[1,2,3]	91.3%
Binding vote on BoD compensation	Shareholders approved CHF 13,000,000 for the period from the 2020 AGM to the 2021 AGM[1,2,4]	87.9%
Advisory vote on the Compensation Report	Shareholders approved the UBS Group AG Compensation Report 2019 in an advisory vote	84.6%

1 Local currencies are converted into Swiss francs at the exchange rates stated in “Note 33 Currency translation rates” in the “Consolidated financial statements” section of our Annual Report 2020.    2  Excludes the portion related to the legally required employer’s social security contributions.    3  As stated in “Group Executive Board” in the “Corporate governance” section of our Annual Report 2020, thirteen GEB members were in office on 31 December 2020 and on 31 December 2019, although not identical composition.    4 Eleven BoD members were in office on 31 December 2020.

Advisory vote

Corporate governance and compensation | Compensation

Compensation-related proposals for 2021

At the 2021 AGM, we will ask our shareholders to vote on the variable compensation for the GEB for 2020, the fixed compensation for the GEB for 2022 and the compensation for the BoD from the 2021 AGM to the 2022 AGM.

In addition, we will also ask shareholders for an advisory vote on our Compensation Report, which describes our compensation policy, including framework and governance.

The table below outlines our compensation proposals, including supporting rationales, that we plan to submit to the 2021 AGM for binding votes (in line with the Swiss Ordinance against Excessive Compensation in Listed Stock Corporations and our Articles of Association (AoA)).

Compensation-related proposals for binding votes at the 2021 AGM

Item	Proposal	Rationale
GEB variable compensation	The Board of Directors proposes an aggregate amount of variable compensation of CHF 85,000,000 for the members of the GEB for the 2020 financial year.

The proposed amount reflects our strong financial performance despite the uncertainties caused by the COVID-19 pandemic. For 2020, although business performance was strong, we remain committed to moderation in performance-related pay. The GEB performance award pool, which includes the Group CEOs’ performance awards and is part of the Group pool, increased 1% on a per capita basis and 16% overall compared with 2018 (and +18% per capita and +21% overall compared with 2019). This reflects a smaller increase in executive compensation compared with the overall pool development in 2020.

GEB fixed compensation	The Board of Directors proposes a maximum aggregate amount of fixed compensation of CHF 33,000,000 for the members of the GEB for the 2022 financial year.

The proposed amount for 2022 is unchanged from the previous year, reflecting unchanged base salaries for the Group CEO and other GEB members. Since the budget is a maximum spend, we include a reserve to maintain flexibility in light of evolving EU regulations, Brexit effects, competitive considerations for potential additional RBAs, and potential changes in GEB composition or GEB roles, as well as other factors (e.g., changes in FX rates or benefits).

BoD compensation	The Board of Directors proposes a maximum aggregate amount of compensation of CHF 13,000,000 for the members of the Board of Directors for the period from the 2021 AGM to the 2022 AGM.

The proposed amount is unchanged compared with the previous period. The amount includes the Chairman’s compensation, which is unchanged since it was reduced by CHF 0.8 million effective from the 2019 AGM, as well as fees for the independent BoD members, which are also unchanged since the reduction effective from the 2020 AGM.

Compensation philosophy and governance

Our compensation philosophy

Total Reward Principles

Our compensation philosophy is to align the interests of our employees with those of our investors and clients, building on our three keys to success: our Pillars, Principles and Behaviors. Our Total Reward Principles establish a framework for balancing sustainable performance and supporting growth ambitions and appropriate risk-taking, with a focus on conduct and sound risk management practices.

Our compensation approach is aligned with our strategic priorities and encourages our employees to focus on clients, create sustainable value, deliver on growth ambitions and achieve the highest performance standards. We reward behaviors that help build and protect the firm’s reputation, specifically integrity, collaboration and challenge. Compensation for each employee is based on individual, team, business division and Group performance, within the context of the markets in which we operate.

Total Reward Principles

Our Total Reward Principles apply to all employees worldwide, but may vary in certain locations according to local legal requirements and regulations. The table below provides a summary of our Total Reward Principles.

Attract and retain a diverse, talented workforce	We provide pay that is fair, reflecting equal treatment of employees, appropriately balanced between fixed and variable elements, competitive in the market, and delivered over an appropriate period.
Foster effective individual performance management and communication

Thorough evaluation of individual performance and adherence to our Behaviors, combined with effective communication, aims to ensure there is a direct connection between achieving business objectives and compensation across the firm.

Align reward with sustainable performance, as well as supporting our growth ambitions

We embrace a culture of diversity, inclusiveness and collaboration. Our approach to compensation fosters engagement among employees and serves to align their long-term interests with those of clients and stakeholders.

Support appropriate and controlled risk-taking

Compensation is structured such that employees behave in a manner consistent with the firm’s risk framework and tolerance, thereby protecting our capital and reputation and enhancing the quality of our financial results in line with what our stakeholders expect from us.

Our Total Reward approach

At UBS, we apply a holistic Total Reward approach, generally consisting of fixed compensation (base salary and role-based allowances, if applicable), performance awards, pension contributions and benefits. Our Total Reward approach is structured to support sustainable results and growth ambitions.

For employees whose total compensation exceeds certain levels, performance awards are delivered in a combination of cash and deferred contingent capital awards and deferred equity-based awards.

A substantial portion of performance awards is deferred and vests over a five-year period (or longer for certain regulated employees). This deferral approach supports alignment of employee and investor interests, our capital base and the creation of sustainable shareholder value.

›   Refer to the “Compensation elements for all employees” section of this report for more information

Note: illustrative

Advisory vote

Corporate governance and compensation | Compensation

Compensation governance

Board of Directors and Compensation Committee

The BoD is ultimately responsible for approving the compensation strategy proposed by the Compensation Committee, which determines compensation-related matters in line with the principles set forth in the AoA.

As determined in the AoA and the firm’s Organization Regulations, the Compensation Committee supports the BoD with its duties to set guidelines on compensation and benefits, to approve certain compensation, and to scrutinize executive compensation. Responsible for governance and oversight of our compensation process and practices (such as the alignment between pay and performance and ensuring our compensation system does not encourage inappropriate risk-taking), the Compensation Committee consists of four independent BoD members elected annually by the shareholders at the AGM.

Annually, and on behalf of the BoD, the Compensation Committee:

–   reviews our Total Reward Principles;

–   reviews and approves the compensation framework design;

–   reviews performance award funding throughout the year and proposes the final performance award pool for BoD approval;

–   with the Group CEO, reviews performance targets and performance assessments and proposes base salaries and annual performance awards for the other GEB members to the BoD, which approves the total compensation of each GEB member;

–   with the Chairman, establishes performance targets for the Group CEO, evaluates the Group CEO’s performance and proposes compensation to the BoD accordingly;

–   approves the total compensation for the Chairman;

–   with the Chairman, proposes the total individual compensation of independent BoD members for BoD approval;

–   with the BoD, proposes the maximum aggregate amounts of BoD and GEB compensation for approval at the AGM;

–   approves remuneration / fee frameworks for external supervisory board members of Significant Group Entities and periodically reviews remuneration / fee frameworks for external supervisory board members of Significant Regional Entities; and

–   proposes for BoD approval the compensation report and approves any material public disclosures on compensation.

The Compensation Committee is required to meet at least four times each year. During 2020, the Compensation Committee held seven meetings, with a participation rate of 100%. In addition, three ad hoc calls took place. All meetings were held in the presence of the Chairman and most were attended by the Group CEO and external advisors. Individuals, including the Chairman and the Group CEO, are not permitted to attend a meeting or participate in a discussion on their own performance and compensation.

After the meetings, the Chair of the Compensation Committee reports to the BoD on the Compensation Committee’s activities and discussions and, if necessary, submits proposals for approval by the full BoD. Compensation Committee meeting minutes are also sent to all members of the BoD.

On 31 December 2020, the members of the Compensation Committee were Julie Richardson (Chair), Reto Francioni, Dieter Wemmer and Jeanette Wong.

External advisors

The Compensation Committee may retain external advisors to support it in fulfilling its duties. In 2020, HCM International Ltd. (HCM) provided independent advice on compensation matters. HCM holds no other mandates with UBS. Additionally, Willis Towers Watson provided the Compensation Committee with data on market trends and pay levels. Various subsidiaries of Willis Towers Watson provide similar information to Human Resources in relation to compensation for employees. Willis Towers Watson holds no other compensation-related mandates with UBS.

The Risk Committee’s role in compensation

The Risk Committee, a committee of the BoD, works closely with the Compensation Committee to ensure that our compensation approach reflects proper risk management and control. It supervises and sets appropriate risk management and risk control principles and is regularly briefed on how risk is factored into the compensation process. It also monitors the involvement of Group Risk Control and Compliance and Operational Risk in compensation and reviews risk-related aspects of the compensation process.

›   Refer to ubs.com/governance  for more information

Compensation Committee 2020 / 2021 key activities and timeline

	April	July	Sept¹	Oct	Dec¹	Jan	Feb
Strategy, policy and governance
Total Reward Principles			l
Three-year strategic plan on variable compensation						l
Compensation disclosure and stakeholder communication matters			l		l		l
AGM reward-related items		l					l
Compensation Committee governance							l

Annual compensation review
Accruals and full-year forecast of the performance award pool funding		l		l	l	l
Performance targets and performance assessment of the Group CEO and GEB members		l			l	l	l
Group CEO and GEB members’ salaries and individual performance awards				l		l
Update on market practice, trends and peer group matters		l	l	l
Pay for performance, including governance on certain higher-paid employees, and non-standard compensation arrangements		l	l			l	l
Board of Directors remuneration		l		l		l	l

Compensation framework
Compensation framework and deferred compensation matters	l	l	l	l	l	l	l

Risk and regulatory
Risk management in the compensation approach and joint meeting with BoD Risk Committee			l	l
Regulatory activities impacting employees and engagement with regulators	l	l	l	l	l	l	l

1 The Compensation Committee held two meetings in September 2020 and two meetings in December 2020.

Compensation governance

The table below provides an overview of compensation governance by specific role.

Recipients	Compensation recommendations proposed by	Approved by
Chairman of the BoD	Chairperson of the Compensation Committee	Compensation Committee[1]
Independent BoD members (remuneration system and fees)	Compensation Committee and Chairman of the BoD	BoD[1]
Group CEO	Compensation Committee and Chairman of the BoD	BoD[1]
Other GEB members	Compensation Committee and Group CEO	BoD[1]
Key Risk Takers (KRTs) / (senior) employees	Respective GEB member and functional management team	Individual compensation for KRTs and senior employees: Group CEO

1 Aggregate variable compensation and maximum aggregate amount of fixed compensation for the GEB, as well as aggregate remuneration for the BoD, are subject to shareholder approval.

Advisory vote

Corporate governance and compensation | Compensation

Environmental, Social and Governance at UBS

In 2020, UBS continued to enhance its position as a leader in sustainable finance and to fulfill its ambitions of being a recognized innovator and thought leader in philanthropy, an industry leader in sustainable business practices and an employer of choice.

Last year, we again gained industry recognition for our commitment to improving performance under ESG criteria and for our efforts in offering clients world-class expertise and sustainable products. For the sixth year running, we were named the best performer in the Diversified Financial Services and Capital Markets Industry of the Dow Jones Sustainability Indices (the DJSI), the most widely recognized corporate sustainability rating. MSCI ESG Research maintained our rating at AA and CDP moved UBS up into its top ranking, the A List.

We support clients’ sustainability efforts through thought leadership, innovation and partnerships, and we strive to incorporate ESG factors into the products and services we provide.

An important part of our sustainable activities includes engagement in client philanthropy. We offer clients expert advice, carefully selected programs from UBS Optimus Foundation, and innovative social financing mechanisms, such as development impact bonds.

We measure our culture-building progress through regular employee surveys. We have an ongoing focus on inclusive leadership and in 2020, our in-house UBS University further updated its curriculum to emphasize development of skills needed for the future and personal growth for all employees. The table below summarizes our key achievements.

›   Refer to “Our focus on sustainability,” “Employees” and “Society” in the “How we create value for our stakeholders” section of our Annual Report 2020 for more information

›   Refer to ubs.com/gri  for more information about ESG-related topics

What we achieved in 2020
Serving clients’ sustainable finance needs

-   USD 793 billion in core sustainable investment assets (62% increase)

-   USD 6.9 billion directed in SDG-related impact investments

-   USD 15.3 billion in Climate Aware strategies

-   33 green, social and sustainability bond transactions supported

-   100% of assets of UBS retirement savings funds converted into sustainable investments (~USD 9 billion)

Transitioning to a low-carbon economy

-   1.9% share of carbon-related assets on banking balance sheet

-   USD 161 billion climate-related sustainable investment assets (49% increase)

-   49 oil & gas and utilities companies were actively engaged on climate topics

-   100% of our electricity consumption sourced from renewable sources

Addressing societal challenges

-   USD 168 million in donations raised by UBS Optimus Foundation (74% increase)

-   USD 30 million committed to COVID-19-related aid projects supporting the communities

-   519,534 beneficiaries reached through strategic community affairs activities

-   3.7 million vulnerable people received support thanks to UBS Optimus Foundation

Shaping a high-performing organization

-   26% of Directors and above are women

-   20.7% of UK / 19.5% of US employees are from underrepresented ethnicities at Director level and above

-   EQUAL-SALARY certification for equal pay practices in Switzerland, the US, the UK, Hong Kong and Singapore

Leader in key sustainability ratings	- Industry group leader (Dow Jones Sustainability Indices) - Climate A List (CDP) - AA rating (MSCI) - Included in Top 50 World’s Most Attractive Employers (Universum)

›   Refer to the “Banking on sustainability” section of the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting“ at ubs.com/investors, for more information

ESG in the compensation determination process

ESG objectives are considered in the compensation determination process in objective setting, performance award pool funding, performance assessment and compensation decisions.

At the beginning of the year, objectives related to Group, business divisions, Pillars, Principles and Behaviors are set. ESG- related objectives have been embedded in our Pillars and Principles since they were established in 2011. This long-term focus on ESG topics is reflected in the achievements outlined above. To maintain the focus on these important ESG topics, our Group CEO and other GEB members have specific ESG-aligned goals under Pillars and Principles, including governance and risk management, talent management and diversity, client satisfaction, and corporate responsibility. These include goals for reducing our carbon footprint and corporate waste, as well as for progressing our philanthropic efforts. Therefore, achievements versus ESG-related goals are part of the qualitative performance assessments and affect final compensation decisions.

In the performance award pool funding, ESG is reflected through the qualitative assessment of legal, compliance, reputational and operational risks, as well as regulatory compliance. Therefore, ESG is taken into consideration when the Compensation Committee assesses not only what results were achieved but also how they were achieved.

Our commitment to pay fairness, diversity, equity and inclusion

We pay for performance, and a strong commitment to pay fairness is embedded in our compensation policies. We conduct both internal and independent external reviews aiming to ensure that all employees are paid fairly and to address any unexplained gaps. In 2020, UBS was certified by the EQUAL-SALARY Foundation for its equal pay practices in Switzerland, the US, the UK, Hong Kong and Singapore. These certifications are testament to our well-established equal opportunity environment.

Our commitment to pay fairness is further demonstrated by the successful completion of the equal pay analysis in Switzerland as required by the newly introduced Swiss Federal Act on Gender Equality. We had already completed this important analysis by the end of the first year of the three-year regulatory implementation period and the results confirm that we are fully compliant with Swiss equal pay standards. The analysis found that our statistical wage difference in Switzerland is only 0.6% and thus significantly below the 5% regulatory requirement. This achievement also reflects our ongoing efforts to address any unexplained pay gaps as we uncover them. Ernst & Young provided assurance regarding the analysis and affirmed that we comply with the applicable legal requirements for each legal entity in Switzerland.

We are committed to ensuring a workplace where employees are fairly treated, with equal employment and advancement opportunities for all. We do not tolerate harassment of any kind. Our global measures include employee and line manager training, specialist expertise in handling concerns, and a global employee hotline. An internal anti-harassment officer appointed by the Group Head Human Resources provides an independent view of the firm’s various processes and procedures to prevent harassment and sexual misconduct.

In a global business such as ours, a diverse workforce is a competitive advantage. Our strategy is to continuously shape a diverse and inclusive organization that is innovative, provides outstanding service to our clients, offers equal opportunities for all and is a great place to work for everyone. Our broad approach focuses on gender, race, ethnicity, LGBTQ+, age, disability, and mental health, among other aspects, with inclusive leadership playing an important role. Increasing gender and ethnic diversity are our highest near-term strategic diversity, equity and inclusion priorities.

We take a multi-faceted approach to increasing our ethnic diversity, including setting aspirational ethnicity targets in locations such as the US and UK. We have a global framework and drive our initiatives regionally, supported by our recruitment, training and employee network organizations, in particular. Our multi-cultural employee networks play an integral part in building a more ethnically inclusive culture across UBS, and a new firm-wide network of more than 140 Diversity & Inclusion Ambassadors provide employee advice and coaching.

Pay equity is not the same as gender pay gap, which looks at the average pay for all women versus all men. Our gender pay gap reflects a representation gap brought about by having unequal numbers of men and women at each level, with a greater proportion of men in more senior positions.

We seek to hire, promote and retain more women across the firm, aspiring to increase the percentage of women at Director level and above to 30% by 2025. At the end of 2020, 26.0% of all employees in roles at Director level and above were women, up from 25.2% in 2019, and we are on track to achieve our target.

Addressing gender representation is a priority we share with many other organizations, in both financial services and other sectors. To share best practices, learn from peers and receive feedback, we take an active role in initiatives such as the Bloomberg Gender-Equality Index and the DJSI, where we maintain top ratings.

›   Refer to ubs.com/diversity  for additional information about our priorities, commitments and progress, and the Sustainability Report 2020, available from 11 March 2021 under “Annual reporting” at ubs.com/investors, for our management practices and detailed employee data, including gender- and region-specific data

›   Refer to "Employees" in the "How we create value for our stakeholders" section of our Annual Report 2020 for more information.

Advisory vote

Corporate governance and compensation | Compensation

Performance award pool funding

Our compensation philosophy focuses on balancing performance with appropriate risk-taking and retaining talented employees. We reduce our overall performance award funding percentage as financial performance increases. In years of strong financial performance, this prevents excessive compensation and results in an increased proportion of profit before performance award available for distribution to shareholders or growing the Group’s capital. In years where performance declines, the performance award pool will generally decrease; however, the funding percentage may increase.

Our performance award pool funding framework is based on Group and business division performance, including achievement against defined performance measures. In assessing performance, we also consider industry peers, market competitiveness of our results and pay position, as well as progress against our strategic objectives, including returns, capital growth, risk-weighted assets and cost efficiency. We look at the firm’s risk profile and culture, the extent to which operational risks and audit issues have been identified and resolved, and the success of risk reduction initiatives. The funding for Group Functions is linked to overall Group performance and reflects headcount, workforce location and demographics. For each functional area, quantitative and qualitative assessments evaluate service quality, risk management and financial achievements. Our decisions also balance consideration of financial performance with a range of qualitative factors, including ESG, the impact of risk management, litigation, regulatory costs, the effect of changes in financial accounting standards, capital returns and relative total shareholder return.

Before making its final recommendation to the BoD, the Compensation Committee considers the CEO’s proposals and can apply a positive or negative discretionary adjustment to the performance award pool.

When considering the above proposals and factors, over the past eight years the Compensation Committee has applied discretionary adjustments to the performance award pool, resulting in an average 3% downward adjustment over the past eight years with the largest negative adjustment made for the 2020 pool.

›   Refer to “2020 Group performance outcomes” in the “Group compensation” section of this report

›   Refer to the “Group performance” section of our Annual Report 2020 for more information about our results

Performance award pool funding process – illustrative overview

Compensation for GEB members

GEB compensation framework

In 2020, we made no changes to our GEB compensation framework. The chart below illustrates the compensation elements, pay mix and key features for GEB members. Of the annual performance awards, 20% is paid in the form of cash and 80% is deferred over a period of five years,1 with 50% of the annual performance awards granted under the LTIP and 30% under the DCCP.

›   Refer to “Our deferred compensation plans” in the “Group compensation” section of this report for more information

2020 compensation framework for GEB members (illustrative example)

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

Pay-for-performance safeguards for GEB members

Performance award caps

–  Cap on total GEB performance award pool (2.5% of profit before tax)[1]

–  Caps on individual performance awards (for the Group CEO capped at five times the fixed compensation and at seven times for the other GEB members)

–  Cap of 20% of performance award in cash

Delivery and deferral

–  80% of performance awards are at risk of forfeiture

–  Long-term deferral over five years (or longer for certain regulated GEB members)

–  Alignment with shareholders (through the LTIP) and bondholders (through the DCCP)

–  Final payout of equity-based LTIP award (50% of performance award) subject to absolute and relative performance conditions (three-year performance period)

Contract terms	– No severance terms – Six-month notice period
Other safeguards	– Share ownership requirements – No hedging allowed

1 The Compensation Committee may consider adjustments to profit for items that are not reflective of underlying performance.

Advisory vote

Corporate governance and compensation | Compensation

GEB share ownership requirements

To align the interests of GEB members with those of our shareholders and to demonstrate personal commitment to the firm, we require the Group CEO and the other GEB members to hold a substantial number of UBS shares. GEB members must build up their minimum shareholding within five years from their appointment and retain it throughout their tenure. The total number of UBS shares held by a GEB member consists of any vested or unvested shares and any privately held shares. GEB members may not sell any UBS shares before they reach the minimum ownership thresholds mentioned below. At the end of 2020, all GEB members met their share ownership requirements, except for those appointed within the last four years, who still have time to build up and meet the required share ownership.

As of 31 December 2020, our GEB members held shares with an aggregate value of approximately USD 160 million demonstrating their commitment to our strategy and alignment with shareholders.

Share ownership requirements

Group CEO	min. 1,000,000 shares	Must be built up within five years from their appointment and retained throughout their tenure.
Other GEB members	min. 500,000 shares

GEB base salary and role-based allowance

Each GEB member receives a fixed base salary, which is reviewed annually by the Compensation Committee. The 2020 annual base salary for the Group CEO role was CHF 2.5 million and has remained unchanged since 2011. The other GEB members each received a base salary of CHF 1.5 million (or local currency equivalent), also unchanged since 2011.

In 2020, two GEB members were considered Material Risk Takers (MRTs), including one UK Senior Management Function (SMF), for UK / EU entities due to their impact on those entities, regardless of personal domicile. Base salary and role-based allowances are considered fixed compensation.

At the AGM, shareholders are asked to approve the maximum aggregate amount of fixed compensation for GEB members for the following financial year. The amount requested includes a reserve to consider potential future changes in GEB composition or role changes, and potential additional role-based allowances.

›   Refer to the “Supplemental information” section of this report for more information about MRTs and SMFs

›   Refer to the “Shareholder engagement and say on pay” section of this report for more information about the AGM vote on fixed compensation for the GEB

Caps on the GEB performance award pool

The size of the GEB performance award pool may not exceed 2.5% of the Group profit before tax. This limits the overall GEB compensation based on the firm’s profitability.

For 2020, the Group’s profit before tax was USD 8.2 billion and the total GEB performance award pool was CHF 85.0 million. The GEB performance award pool as a percentage of Group profit before tax was 1.1%, well below the 2.5% cap.

In line with the individual compensation caps on the proportion of fixed pay to variable pay for all GEB members (introduced in 2013), the Group CEO’s granted performance award is capped at five times his fixed compensation. Granted performance awards of other GEB members are capped at seven times their fixed compensation (or two times for GEB members who are also MRTs). For 2020, performance awards granted to GEB members and the Group CEO were, on average, 3.1 times their fixed compensation (excluding one-time replacement awards, benefits and contributions to retirement benefit plans).

›   Refer to “Performance award pool funding” in the “Compensation philosophy and governance” section of this report for more information

GEB employment contracts and severance terms

GEB members’ employment contracts do not include severance terms or supplementary pension plan contributions and are subject to a notice period of at least six months. A GEB member leaving UBS before the end of a performance year may be considered for a performance award. Such awards are subject to approval by the BoD, and ultimately by the shareholders at the AGM.

Benchmarking for GEB members

When recommending performance awards for the Group CEO and the other GEB members, the Compensation Committee reviews the respective total compensation for each role against a financial industry peer group. The peer group is selected based on comparability of their size, business mix, geographic presence and the extent to which they compete with us for talent. The Compensation Committee considers our peers’ strategies, practices and pay levels, as well as their regulatory environment; it also periodically reviews other firms’ pay levels or practices, including both financial and non-financial sector peers as applicable. The total compensation for a GEB member’s specific role considers the compensation paid by our peers for a comparable role and performance within the context of our organizational profile. The Compensation Committee periodically reviews and approves the peer group composition.

The table below presents the composition of our peer group as approved by the Compensation Committee for the 2020 performance year.

Bank of America	Goldman Sachs
Barclays	HSBC
BlackRock	JPMorgan Chase
BNP Paribas	Julius Baer
Citigroup	Morgan Stanley
Credit Suisse	Standard Chartered
Deutsche Bank	State Street

GEB performance assessments

We assess each GEB member’s performance against several financial targets and qualitative goals related to our Pillars, Principles and Behaviors.

Financial measures are assessed quantitatively based on full-year financial results versus predetermined targets and plan figures. The financial targets for the Group CEO are based on overall Group performance. For the other GEB members, such targets are based on both Group performance and the performance of the relevant business division and / or region; those who lead a Group function are assessed on the performance of the Group and the function they oversee. A significant weight is given to Group measures for all GEB members.

To judge the quality and sustainability of the financial results, the Compensation Committee considers a range of qualitative factors, including relative performance and market conditions, as well as ESG-related aspects, such as client satisfaction, employee satisfaction, talent management, diversity and inclusion, sustainable business practice, sustainable finance, and philanthropy. These factors are reflected in our Pillars, Principles and Behaviors and assessed qualitatively based on the five-point scale outlined on the next page. The total of all weighted achievement scores across financial measures and qualitative goals cannot exceed 100%.

The Compensation Committee exercises its judgment with respect to the performance achieved relative to the prior year, the strategic plan and competitors, and considers the Group CEO’s recommendations. The Compensation Committee’s recommendations are subject to approval by the BoD.

The Compensation Committee, and then the full BoD, follows a similar process for the Group CEO, except that the recommendation comes from the Chairman of the BoD.

Overview of the GEB compensation determination process

The compensation for the Group CEO and the other GEB members is governed by a rigorous process under Compensation Committee and BoD oversight. The chart below shows how compensation for all GEB members is determined.

Advisory vote

Corporate governance and compensation | Compensation

Overview of performance assessment measures

The table below presents the measures for the 2020 performance assessment of the Group CEO and GEB members.

Group measures		A range of financial measures, including reported Group profit before tax, reported Group cost / income ratio, reported return on CET1 capital, and CET1 ratios.
Business division, regional and / or functional measures (if applicable)[1]

Business division and / or regional measures vary, but may include: net new money, assets under management, divisional / regional profit before tax, cost / income ratio, net new business volume growth rate, net interest margin, RoAE, RWA and LRD.

Specific functional measures for Group Functions GEB members.

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

Below expectations	Met most expectations	Met expectations	Exceeded expectations	Significantly exceeded expectations
Performance failed to meet the standard expected, immediate improvement required	Reasonable performance, but not consistently up to the standard expected, some improvement required	Performance consistently met standard expected, may have exceeded a few goals	Performance exceeded most expectations on a regular basis	Consistently achieved truly exceptional results
Achievement score: 0–30%	Achievement score: 40%	Achievement score: 60%	Achievement score: 80%	Achievement score: 100%

2020 performance for the Group CEOs

Effective 1 November 2020, Sergio Ermotti was succeeded by Ralph Hamers as Group CEO, but continued in an advisory capacity on the GEB until the end of his employment on 31 December 2020. To provide shareholders with comprehensive and transparent information, we disclose performance assessments for both Sergio Ermotti and Ralph Hamers, as well as their awarded compensation and realized pay for 2020.

The performance awards for the Group CEOs are based on the achievement of financial performance targets and qualitative goal achievements relative to Pillars, Principles and Behaviors, as described earlier in this section. These targets and goals were set to reflect the strategic priorities determined by the Chairman and the BoD. To judge the quality and sustainability of the financial results, the Compensation Committee considers in the qualitative goal assessment a range of additional factors including relative performance and market conditions, as well as ESG-related aspects, such as client satisfaction, employee satisfaction, talent management, diversity and inclusion, sustainable business practice, sustainable finance, and philanthropy.

The Group CEOs’ performance awards are subject to shareholder approval as part of the aggregate GEB 2020 variable compensation.

›   Refer to “Compensation framework for GEB members” in this section of this report for more information

Performance assessment for Sergio Ermotti

The BoD recognizes that Sergio Ermotti successfully led UBS through a very challenging year marked by the COVID-19 pandemic. Under his strong leadership, the Group demonstrated during this global crisis the overall strength of its business model, the stability and quality of its services and support provided to clients, a strong culture and the ability to adapt to changing circumstances. As a result, the firm was able to deliver excellent financial results and achieve significant progress in key strategic areas, including risk management, progressing regulatory initiatives and collaboration across the firm.

The table below illustrates the assessment criteria used to evaluate the achievements of Sergio Ermotti in 2020.

Financial performance

Weight	Performance measures	2020 target / guidance	2020 results	Achieve- ment[2]	Weighted assess- ment	2020 commentary
30%	Return on CET1 capital	16%[1]	17.4%	100%[2]	30%	- The Group delivered an exceptionally strong performance with a return on CET1 capital of 17.4%, up from 12.4% in 2019 and exceeding the 2020 target and expectations.
20%	Group profit before tax	USD 6.3 billion	USD 8.2 billion	100%[2]	20%	- The Group achieved a profit before tax of USD 8.2 billion, significantly up from the USD 5.6 billion in 2019 and exceeding the 2020 target.
10%	Cost / income ratio	75%[1]	73.3%	100%[2,3]	10%

-  Costs were effectively and prudently managed despite the challenges resulting from the COVID-19 pandemic, resulting in a cost / income ratio of 73.3%, a substantial improvement compared with 2019 and exceeding the target for 2020.

10%	Capital management				10%

-  UBS maintained a strong capital position throughout the COVID-19 pandemic, enabling delivery of our 2019 dividend, as well as building a USD 2 billion reserve for future share repurchases.

-  CET1 capital ratio of 13.8% and CET1 leverage ratio of 3.85% were above targets.

	CET1 capital ratio	13.0%	13.8%	100%[2]
	CET1 leverage ratio	3.7%	3.85%	100%[2]
	Post-stress CET1 capital ratio	Above one-year minimum objective	Achieved	100%[2]

1 The return on CET1 capital and cost / income ratio performance targets are set at a stretch-target level relative to the Group return on CET1 capital target range of 12–15% and the cost / income ratio target range of 75–78% in the spirit of setting ambitious goals to reach a 100% performance achievement.    2 Achievement score capped at 100%.    3  For the assessment of the cost / income ratio, each 1% difference between actual and target affects the score by 10%.

Advisory vote

Corporate governance and compensation | Compensation

Performance assessment for Sergio Ermotti (continued)

Qualitative goals

Weight	Performance measures	Achieve-ment	Weighted assess- ment	2020 commentary
15%	Pillars and Principles	Exceeded expectations (80%)	12%

-  In 2020, Sergio Ermotti demonstrated his leadership strength and ability to manage the firm through challenging periods. As a result, the Group showed exemplary resilience and strong ability to respond to the COVID-19 challenges and was able to provide excellent client service and deliver strong financial results.

-  Sergio Ermotti continued to invest significant efforts in preparing and positioning UBS for the future, in particular through successful implementation of growth initiatives, a positive momentum for stronger collaboration and leveraging of capabilities across the Group, as well as important structural changes to simplify client delivery.

-  Sergio Ermotti continued his personal engagement with clients, thereby setting the tone from the top for the rest of the organization. He focused the Group on further improving client centricity and the client experience, and delivering excellent, uninterrupted services.

-  Sergio Ermotti continued to be a strong leader in risk management and to drive effective and sustainable progress on regulatory initiatives that further strengthened the Group’s risk and control environment overall, which was positively acknowledged by core regulators.

-  Through 2020, Sergio Ermotti continued to support the positioning of the firm as a leader in sustainability, including making sustainable investments the preferred solutions for clients. These efforts were recognized externally through the nomination as industry leader in the Dow Jones Sustainability Indices for the sixth consecutive year and surpassing the 2022 target of directing USD 5 billion of client assets into impact investments as per our commitment to the UN’s Sustainable Development Goals.

-  Sergio Ermotti also continued to focus the organization on the importance of diversity, including ethnicity and female representation. Overall, UBS’s attractiveness as employer remained high, retaining a Top 50 ranking in the World’s Most Attractive Employers (Universum), as well as being recognized for its diversity and inclusion efforts. The excellent results of the employee survey, including record levels of participation and pride in working for UBS, confirm Sergio Ermotti’s positive impact on the firm’s culture and the effectiveness of his leadership and his decisive actions in response to the COVID-19 pandemic.

15%	Behaviors	Exceeded expectations (80%)	12%

-  Sergio Ermotti continued to be a role model for the UBS behaviors. In particular, he steered the Group toward stronger collaboration and leveraging of synergies in the interests of clients. He consistently set a strong tone from the top in encouraging constructive challenge and displayed an unwavering commitment for continuous improvements through questioning the status quo.

-  Sergio Ermotti was once again the most influential ambassador for the Group’s culture and behavior programs.

	Total weighted assessment (maximum 100%)		94%

In addition to Sergio Ermotti’s achievements in 2020 outlined in the performance assessment table above, the BoD also considered other factors, such as the positive relative and absolute share price developments and his excellent contribution in the Group CEO transition process.

The BoD approved the proposal by the Compensation Committee to grant Sergio Ermotti a performance award of CHF 10.5 million (down 7% compared with 2018 and up 8% compared with 2019), resulting in a total compensation for 2020 of CHF 13.0 million (excluding benefits and contributions to his retirement benefit plan).

The performance award will be delivered 20% (CHF 2.1 million) in cash and the remaining 80% (CHF 8.4 million) subject to deferral and forfeiture provisions, as well as meeting performance conditions over five years.

Performance assessment for Ralph Hamers

Ralph Hamers joined UBS on 1 September 2020 as the designated Group CEO, the role he took over on 1 November 2020. This assessment covers his performance since joining UBS but, in light of the short tenure, it is an abbreviated qualitative assessment.

Ralph Hamers demonstrated great commitment and strong engagement during the two months of the CEO transition phase. He effectively leveraged this period to establish a strong understanding of UBS and its strategy, culture, clients, products and services, and employees.

Ralph Hamers decisively led UBS as Group CEO through the fourth quarter and delivered very strong results, thereby successfully completing the year and contributing to achieving the best results for UBS in a decade. He set a strong tone from the top, continuing to execute on the capital and risk objectives of the firm.

Ralph Hamers has launched a number of strategic initiatives, all with the aim of ensuring the continued long-term success of UBS.

Furthermore, Ralph Hamers fully embraced UBS’s core behavioral values and drove measures to improve collaboration, ownership and accountability, as well as constructive challenge across all levels.

Considering these strong achievements of Ralph Hamers in his first year with UBS, the BoD approved the proposal by the Compensation Committee to grant Ralph Hamers a performance award of CHF 3.0 million, resulting in a total compensation for 2020 of CHF 3.8 million (excluding benefits and contributions to his retirement benefit plan).

The performance award will be delivered 20% (CHF 0.6 million) in cash and the remaining 80% (CHF 2.4 million) subject to deferral and forfeiture provisions, as well as meeting performance conditions over five years.

Advisory vote

Corporate governance and compensation | Compensation

2020 total compensation for the GEB members

The aggregate performance award pool for the GEB for 2020 was CHF 85.0 million (USD 90.7 million); on a per capita basis, this reflects an increase of 1% compared with 2018, or 18% compared with 2019. This is a smaller increase than the change in the overall performance award pool of the firm, which increased 6% compared with 2018, or 24% compared with 2019. Group profit before tax was USD 8.2 billion, up 36% compared with 2018 and 46% compared with 2019.

The Compensation Committee has confirmed that performance conditions for all GEB members’ awards due to vest in March 2021 have been satisfied and will therefore vest in full.

At the 2021 AGM, shareholders will vote on the aggregate 2020 total variable compensation for the GEB in Swiss francs. The tables below provide the awarded compensation for the Group CEO and the GEB members in Swiss francs and, for reference, the total amounts in US dollars for comparability with financial performance. The individual variable performance awards for each GEB member will only be confirmed upon shareholder approval at the AGM.

›   Refer to “Provisions of the Articles of Association related to compensation” in the “Supplemental Information” section of this report for more information

Audited |

Total compensation for GEB members
CHF, except where indicated										USD (for reference)[1]
For the year	Base salary	Contribution to retirement benefit plans	Benefits[2]	Total fixed compensa- tion	Cash[3]	Performance award under LTIP[4]	Performance award under DCCP[5]	Total variable compensa- tion	Total fixed and vari- able com- pensation[6]	Total fixed compensa- tion	Total variable compensa- tion	Total fixed and vari- able com- pensation[6]
Highest Paid Executive (former Group CEO Sergio P. Ermotti)
2020[7]	2,500,000	244,353	78,891	2,823,244	2,100,000	5,250,000	3,150,000	10,500,000	13,323,244	3,011,952	11,201,828	14,213,780
2019	2,500,000	244,353	65,048	2,809,401	1,940,000	4,850,000	2,910,000	9,700,000	12,509,401

Group CEO Ralph A.J.G. Hamers
2020	833,333	62,124	314,260	1,209,717	600,000	1,500,000	900,000	3,000,000	4,209,717	1,290,576	3,200,522	4,491,098

Aggregate of all GEB members[8,9,10,11,12]
2020	27,469,369	2,249,276	1,145,489	30,864,135	16,625,062	42,874,938	25,500,000	85,000,000	115,864,135	32,927,117	90,681,465	123,608,582
2019	28,169,646	2,333,935	1,350,439	31,854,020	14,050,000	35,125,000	21,075,000	70,250,000	102,104,020

1 Swiss franc amounts have been translated into US dollars for reference at the 2020 performance award currency exchange rate of CHF / USD 1.0668.    2 All benefits are valued at market price.    3 For GEB members who are also MRTs or SMFs, the cash portion includes blocked shares.    4 LTIP awards for performance year 2020 were awarded at a value of 65.9% of maximum which reflects our best estimate of the fair value of the award. The maximum number of shares is determined by dividing the awarded amount by the estimated fair value of the award at grant, divided by CHF 13.810 or USD 15.411, the average closing price of UBS shares over the last ten trading days leading up to and including the grant date.    5 The amounts reflect the amount of the notional additional tier 1 (AT1) capital instrument excluding future notional interest.    6 Excludes the portion related to the legally required employer’s social security contributions for 2020 and 2019, which are estimated at grant at CHF 5,497,811 and CHF 4,969,844, respectively, of which CHF 880,496 and CHF 797,938, respectively, are for the highest-paid GEB member. The legally required employees’ social security contributions are included in the amounts shown in the table above, as appropriate.    7 Reflects compensation for 12 months until the end of his GEB employment on 31 December 2020.     8 As stated in “Group Executive Board” in the “Corporate governance” section of our Annual Report 2020, thirteen GEB members were in office on 31 December 2020 and on 31 December 2019, although not identical composition.    9 Includes compensation paid under employment contracts during notice periods for GEB members who stepped down during the respective years.    10 Includes compensation for newly appointed GEB members for their time in office as GEB members during the respective years.    11 For 2020, Ralph A.J.G. Hamers received a one-time replacement award of CHF 163,399. This replacement award is not included in the above table; including this, the 2020 total aggregate compensation of all GEB members is CHF 116,027,534. For 2019, Iqbal Khan received a one-time replacement award of CHF 8,053,022. This replacement award is not included in the above table; including this, the 2019 total aggregate compensation of all GEB members is CHF 110,157,042.    12 Base salary may include role-based allowances in line with market practice in response to regulatory requirements.

p

Total realized compensation for the Group CEOs

The realized compensation reflects the total amount paid out in the year. It includes the base salary, cash performance award payments, and all deferred performance awards vested in the year. As such, realized pay is the natural culmination of awards granted and approved by shareholders in previous years.

To illustrate the effect of our long-term deferral approach, which has been in place since 2012, we disclose the annual realized compensation of Sergio Ermotti and Ralph Hamers, including a comparison with their total awarded compensation.

Total realized pay for Sergio Ermotti

Total realized compensation vs awarded compensation for Sergio P. Ermotti¹
CHF						Realized	Awarded
For the year	Base salary	Cash award[2]	Deferred cash award[3,4]	Performance award under equity plans[4,5]	Performance award under DCCP[4]	Total realized fixed and variable compensation[6]	Total awarded fixed and variable compensation[6]
2020	2,500,000	1,940,000	0	4,374,061	2,520,000	11,334,061	13,000,000
2019	2,500,000	2,000,000	0	4,533,741	2,370,000	11,403,741	12,200,000
2018	2,500,000	2,000,000	0	4,986,563	2,440,000	11,926,563	13,800,000
2017	2,500,000	1,000,000	0	2,951,043	0	6,451,043	13,900,000
2016	2,500,000	1,000,000	0	1,667,128	0	5,167,128	13,400,000
2015	2,500,000	0	0	1,018,440	0	3,518,440	14,000,000
2014	2,500,000	1,000,000	373,441	537,217	0	4,410,658	10,900,000
2013	2,500,000	0	349,622	423,623	0	3,273,245	10,400,000
2012	2,500,000	553,200[3]	553,200	0	0	3,606,400	8,600,000

1 Appointed on 24 September 2011 as Group CEO ad interim and confirmed on 15 November 2011.    2 Paid out based on the previous performance year. For 2012 this includes Cash Balance Plan installments (discontinued in 2012).    3 Cash Balance Plan installments. For 2012, due to applicable UK FSA regulations, deferred cash includes blocked shares.    4 Excludes dividend / interest payments.    5 Includes all installments paid out under the EOP, Senior Executive Equity Ownership Plan (SEEOP, discontinued in 2012) and Performance Equity Plan (PEP, discontinued in 2012).    6 Excludes contributions to retirement benefit plans and benefits. Includes social security contributions paid by Sergio P. Ermotti but excludes the portion related to the legally required social security contributions paid by UBS.

The chart below further illustrates the effect of our deferral approach over time. The bars for realized pay show which components (base salary, cash, equity plans, or DCCP) deliver the realized compensation in the year indicated and for which year the respective component was initially awarded.

The bars for awarded compensation show the split between fixed compensation (base salary) and variable compensation (cash component and deferred awards) and highlight that a significant portion of the variable compensation is deferred.

1 Excludes contributions to retirement benefit plans and benefits. Includes social security contributions paid by Sergio P. Ermotti but excludes the portion related to the legally required social security contributions paid by UBS.    2  Paid out based on the previous performance year. 2012, 2013 and 2014 include Cash Balance Plan installments.    3  Includes all installments paid out under respective EOP, SEEOP and PEP plans, excludes dividend payments.

Advisory vote

Corporate governance and compensation | Compensation

Total realized pay for Ralph Hamers

Total realized compensation vs awarded compensation for Ralph A.J.G. Hamers
CHF						Realized	Awarded
For the year	Base salary	Cash award	Deferred cash award[2]	Performance award under equity plans[2]	Performance award under DCCP[2]	Total realized fixed and variable compensation	Total awarded fixed and variable compensation[3,4]
2020[1]	833,333	0	0	0	0	833,333	3,833,333

1 Includes compensation for 4 months as Ralph A.J.G. Hamers joined UBS on 1 September 2020.    2 Excludes dividend / interest payments.    3 Excludes contributions to retirement benefit plans and benefits. Includes social security contributions paid by Ralph A.J.G. Hamers but excludes the portion related to the legally required social security contributions paid by UBS.    4 Excludes the one-time replacement award.

Group compensation

Compensation elements for all employees

All elements of pay are considered when making our compensation decisions. We regularly review our principles and compensation framework in order to remain competitive and aligned with stakeholders. In 2020, we made no material changes to our overall framework. We will continue to review our approach to salaries and performance awards, considering market developments, our performance and our commitment to deliver sustainable returns to shareholders.

Base salary and role-based allowance

Employees’ fixed compensation (e.g., base salary) reflects their level of skill, role and experience, as well as local market practice. Base salaries are usually paid monthly or fortnightly, in line with local market practice. We offer competitive base salaries that reflect location, function and role. Salary increases generally consider promotions, skill set, performance and overall responsibility.

In addition to base salary, and as part of fixed compensation, some employees may receive a role-based allowance. This allowance is a shift in the compensation mix between fixed and variable compensation, not an increase in total compensation. It reflects the market value of a specific role and is fixed, non-forfeitable compensation. Unlike salary, a role-based allowance is paid only if the employee is in a specific role. Similar to previous years, 2020 role-based allowances consisted of a cash portion and, where applicable, a blocked UBS share award.

Pensions and benefits

We offer certain benefits for all employees, such as health insurance and retirement benefits. These vary depending on the employee’s location and are reviewed periodically for competitiveness. Pension contributions and pension plans also vary in accordance with local requirements and market practice. However, pension plan rules in any one location are generally the same for all employees, including management.

GEB members’ pension contributions and benefits are in line with local practices for other employees. There are no enhanced or supplementary pension contributions for the GEB.

Performance award

Most of our employees are eligible for an annual performance award. The level of this award, where applicable, generally depends on the firm’s overall performance, the employee’s business division, team and individual performance, and behavior, reflecting their overall contribution to the firm’s results. These awards are in line with applicable local employment conditions and at the discretion of the firm.

In addition to the firm’s Pillars and Principles, Behaviors related to integrity, collaboration and challenge are part of the performance management approach. Therefore, when assessing performance, we consider not only what was achieved but also how it was achieved.

.

Advisory vote

Corporate governance and compensation | Compensation

Our deferred compensation plans

To reinforce our emphasis on sustainable performance and risk management, and our focus on achieving growth ambitions, we deliver part of our employees’ annual variable compensation through deferred compensation plans. We are convinced that our approach, with a single incentive decision and a deferral, is simple, transparent and well suited to implementing our compensation philosophy and delivering sustainable performance. This aligns the interests of our employees and shareholders and appropriately links compensation to longer-term sustainable performance.

Our mandatory deferral approach applies to all employees with regulatory-driven deferral requirements or total compensation greater than USD / CHF 300,000. Certain regulated employees, such as SMFs and MRTs, are subject to additional requirements (e.g., an additional non-financial conduct-related performance metric under the LTIP, more stringent deferral requirements, additional blocking periods). In addition, SMFs and MRTs receive 50% of their cash portion in the form of immediately vested shares, which are blocked for 12 months.

The deferred amount increases at higher marginal rates in line with the value of the performance award. The effective deferral rate therefore depends on the amount of the performance award and the amount of total compensation.

We believe our deferral regime has one of the longest vesting periods in the industry. The average deferral period is 4.4 years for GEB members, 4 years for GMDs and 3.5 years for employees below GEB / GMD level. On an exceptional basis, we may utilize alternative deferred compensation arrangements to remain competitive in specific business areas.

To further promote sustainable performance, all of our deferred compensation plans include malus conditions. These enable the firm to reduce or fully forfeit unvested deferred awards under certain circumstances, pursuant to performance and harmful acts provisions. In addition, forfeiture is triggered in most cases where employment has been terminated.

Our share delivery obligations related to notional share awards are satisfied by delivering treasury shares to employees at vesting.

›   Refer to “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section of our Annual Report 2020 for more information

›   Refer to the “Supplemental information” section of this report for more information about MRTs and SMFs

Variable compensation elements by employee category

Deferred compensation plans – key features

	Delivery	Vesting period[1]	Performance conditions
LTIP	– Notional shares (eligible for dividend equivalents2) – Generally delivered as shares	– For GEB members, award vests in equal installments in years 3, 4 and 5 after the grant year – For GMDs and Divisional Vice Chair role holders, award cliff-vests in year 3 after the grant year	– Achievement of RoCET1 and rTSR measured over a three-year performance period starting with the grant year
EOP	– Notional shares (eligible for dividend equivalents2) – Generally delivered as shares For AM EOP: – Notional funds (eligible for dividend equivalents2) – Generally delivered as cash

– Award vests 50% in year 2 and 50% in year 3 after the grant year

For AM EOP:

– For AM investment areas, award vests 40% in year 2, 40% in year 3 and 20% in year 5 after the grant year

– For AM non-investment areas, award vests 35% in year 2, 35% in year 3 and 30% in year 5 after the grant year

– For AM GMDs, award vests 50% in year 3 and 50% in year 5 after the grant year

– For KRTs, Highly Paid Employees[3], SMFs and certain MRTs, the awards granted will only vest if the Group performance condition (RoCET1) is met
DCCP	– Notional bonds (eligible for notional interest2) – Settled as either a cash payment or a perpetual, marketable AT1 capital instrument	– Award cliff-vests in year 5 after the grant year

– Awards are forfeited if a viability event occurs

– Awards are written down for GEB members if the Group’s CET1 capital ratio falls below 10% and for all other employees if it falls below 7%

– GEB members forfeit 20% of their award for each year that UBS does not achieve a reported Group profit before tax during the vesting period

1 Variations apply for regulated employees.    2  Excluding MRTs, who are ineligible to receive dividends, including dividend equivalents, as well as notional interest. 3  Employees with a total compensation exceeding USD / CHF 2.5 million).

Long-Term Incentive Plan

The LTIP is a mandatory deferral plan for senior leaders of the Group (i.e., GEB members, GMDs and Group / Divisional Vice Chair role holders). For the 2020 performance year, we granted LTIP awards to 115 employees at a fair value of 65.9% of maximum. The value was calculated by an independent third party using a well-established valuation methodology.

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

–    the required performance threshold of 6% for the minimum payout supports our focus on delivering sustainable results and appropriate risk-taking; and

–    the linear payout design between threshold and maximum level reflects our focus on sustainable performance, supports our growth ambitions, and does not encourage excessive risk-taking.

The rTSR performance metric over the three-year period further aligns the interests of employees with shareholders:

–   the metric compares the total shareholder return (TSR) of UBS with the TSR of an index consisting of listed Global Systemically Important Banks (G-SIBs) as determined by the Financial Stability Board;

–   the G-SIBs are independently defined and reflect companies with a comparable risk profile and impact on the global economy;

–   the index, which includes publicly traded G-SIBs, is equal weighted, calculated in Swiss francs and maintained by an independent index provider to increase transparency and ensure independence of the TSR calculation; and

–   the payout interval of ±25 percentage points versus the index performance demonstrates our ambition of delivering attractive relative returns to shareholders. The linear payout and the threshold level set below index performance further support sustainability of results and prudent risk-taking.

Global Systemically Important Banks (G-SIBs) listed companies[1]
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
1 As of November 2020.

LTIP awards reflect the long-term focus of our compensation framework. The final number of shares as determined at the end of the three-year performance period will vest in three equal installments in each of the three years following the performance period for GEB members, and cliff-vest in the first year following the performance period for GMDs and Group / Divisional Vice Chair role holders (longer deferral periods may apply for regulated employees).

LTIP payout illustration

–  The final number of notional shares vesting will vary based on the achievement versus the performance metrics.

–  Linear payout between threshold and maximum performance.

–  Vesting levels are a percentage of the maximum opportunity of the LTIP and cannot exceed 100%.

–  Full forfeiture for performance below the predefined threshold levels.

–  SMFs and UK MRTs are subject to an additional non-financial metric based on a conduct assessment.

Performance metric: average reported RoCET1 (50% of award)
Below threshold (<6%)	Threshold (6%) up to maximum (18%)	Maximum and above (>18%)
Full forfeiture	Partial vest (payout between 33% and <100%)	Full vest

Performance metric: rTSR vs G-SIBs index (50% of award)
Below threshold (<–25 pps)	Threshold (–25 pps) up to maximum (+25 pps)	Maximum and above (>+25 pps)
Full forfeiture	Partial vest (payout between 33% and <100%)	Full vest

Advisory vote

Corporate governance and compensation | Compensation

Equity Ownership Plan

The EOP is the deferred compensation plan for employees who are subject to deferral requirements but do not receive LTIP. For the 2020 performance year, we granted EOP awards to 3,934 employees.

Delivering sustainable performance is a key objective for UBS, and we therefore link EOP award vesting with minimum performance thresholds over a multi-year time horizon. Our EOP awards have no upward leverage, and this approach promotes sustainable performance by establishing a minimum level of performance, below which awards are subject to full or partial forfeiture.

EOP awards vest in equal installments in years 2 and 3 after the grant year. For KRTs (including Highly Paid Employees) and SMFs, EOP awards granted will vest based on the average reported RoCET1 over the applicable performance period. If the Group performance condition RoCET1 outcome is equal to or above the threshold, the award will vest in full; if it is between 0% and the threshold, the award will vest on a linear basis between 0% and 100%. If the outcome is 0% or negative, the installment will be fully forfeited. The Compensation Committee retains discretion to adjust the award if the performance metric does not reflect a fair measure of performance.

Asset Management employees receive some or all of their EOP in the form of notional funds under the AM EOP to align their compensation more closely with industry standards. This plan is generally delivered in cash at vesting.

The Compensation Committee sets the minimum future performance threshold at levels to demonstrate that the long-term quality of the past year’s performance is sustainable. Once set, the threshold remains in place for that particular award. The Compensation Committee also determines whether the performance condition has been met.

›   Refer to “Vesting of outstanding awards granted in prior years subject to performance conditions” in the “Supplemental information” section of this report for more information

Deferred Contingent Capital Plan

All employees subject to deferral requirements receive DCCP awards. For the 2020 performance year, we granted DCCP awards to 4,013 employees.

Employees are awarded notional additional tier 1 (AT1) capital instruments, which, at the discretion of the firm, can be settled as a cash payment or a perpetual, marketable AT1 capital instrument. Prior to granting, employees can elect to have their DCCP awards denominated in Swiss francs or US dollars.

DCCP awards vest in full after five years (up to seven years for SMFs), unless a trigger event occurs. Awards are forfeited if a viability event occurs, i.e., if FINMA notifies the firm in writing that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS or if the firm receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. DCCP awards are also written down for GEB members if the Group’s CET1 capital ratio falls below 10% and for all other employees if it falls below 7%.

As an additional performance condition, GEB members forfeit 20% of DCCP awards for each loss-making year during the vesting period. This means 100% of the award is subject to risk of forfeiture.

Under the DCCP, employees who are not MRTs may receive discretionary annual notional interest payments. The notional interest rate for grants in 2021 was 2.6% for awards denominated in Swiss francs and 4.0% for awards denominated in US dollars. These interest rates are based on the current market rates for similar AT1 capital instruments. Notional interest will be paid out annually, subject to review and confirmation by the Compensation Committee.

Over the last five years, USD 1.9 billion of DCCP awards have been issued, contributing to the Group’s total loss-absorbing capacity (TLAC). Therefore, DCCP awards not only support competitive pay but also provide a loss absorption buffer that protects the firm’s capital position. The following table illustrates the contribution of the DCCP to our AT1 and the effect on our TLAC ratio.

›   Refer to the “Supplemental information” section of this report for more information about performance award- and personnel-related expenses

›   Refer to the “Supplemental information” section of this report for more information about longer vesting and clawback periods for MRTs and SMFs

Contribution of the Deferred Contingent Capital Plan to our loss-absorbing capacity[1]
USD million, except where indicated	31.12.20	31.12.19	31.12.18
Deferred Contingent Capital Plan (DCCP), eligible as high-trigger loss-absorbing additional tier 1 capital	1,875	1,962	2,005
DCCP contribution to the total loss-absorbing capacity ratio (%)	0.6	0.8	0.8
1 Refer to “Bondholder information” at ubs.com/investors for more information about the capital instruments of UBS Group AG and UBS AG both on a consolidated and a standalone basis.

Replacement awards and forfeitures

In line with industry practice, our compensation framework and plans include provisions generally requiring reduction / forfeiture of a terminated employee’s unvested or deferred awards. In particular, these provisions apply if the terminated employee joins another financial services organization and / or violates restrictive covenants, such as solicitation of clients or employees.

Conversely, to support talent acquisition, and consistent with industry practice, we may offer replacement awards to attract senior candidates by offsetting deferred compensation being forfeited at their previous employer as a result of joining UBS. When making such awards, we aim to match the previous employer’s terms and conditions for the awards to be forfeited upon joining UBS.

Ralph Hamers joined UBS on 1 September 2020 as a GEB member, and subsequently became Group CEO on 1 November 2020. He received replacement awards for deferred compensation forfeited at his previous employer as a result of joining UBS. Ralph Hamer’s replacement payment consists of an EOP share award representing 14,841 UBS shares (denominated in Swiss francs) with a grant date total fair market value of CHF 163,399. The award will vest in various installments between 2021 and 2025 but will only be delivered in line with additional blocking periods between 2023 and 2026, all consistent with the terms of the original awards. This replacement award is subject to UBS’s harmful acts provisions.

The total 2020 forfeitures of USD 145 million of previously awarded deferred compensation offset the 2020 total sign-on payments, replacement payments and guarantees of USD 94 million.

Other variable compensation components

To support hiring and retention, particularly at senior levels, we may offer other compensation components, such as:

–   retention payments to key employees to induce them to stay, particularly during critical periods for the firm, such as a sale or wind-down of a business;

–   on a limited basis, guarantees may be required to attract individuals with certain skills and experience – these awards are fixed incentives subject to our standard deferral rules and limited to the first full year of employment;

–   award grants to employees hired late in the year to replace performance awards that they would have earned at their previous employers, but have foregone by joining UBS – these awards are generally structured with the same level of deferral as for employees at a similar level at UBS; and

–   in exceptional cases, candidates may be offered a sign-on award to increase the chances of them accepting our offer.

These other variable compensation components are subject to a comprehensive governance process, which may involve the Compensation Committee, depending on the amount or type of such payments.

Below-GEB level employees who are made redundant may receive severance payments. Our severance terms comply with the applicable local laws (legally obligated severance). In certain locations, we may provide severance packages that are negotiated with our local social partners and may go beyond the applicable minimum legal requirements (standard severance). Such payments are governed by location-specific severance policies. In addition, we may make severance payments that exceed legally obligated or standard severance payments where we believe these are aligned with market practice and appropriate under the circumstances (supplemental severance).

Sign-on payments, replacement payments, guarantees and severance payments
	Total 2020	of which: expenses recognized in 2020[5]	of which: expenses to be recognized in 2021 and later[5]	Total 2019	Number of beneficiaries
USD million, except where indicated					2020	2019
Total sign-on payments[1]	20	14	7	31	99	644
of which: Key Risk Takers[2]	2	1	1	9	3	6
Total replacement payments[3]	58	11	47	57	200	178
of which: Key Risk Takers[2]	17	1	16	22	13	12
Total guarantees[3]	16	10	6	27	32	32
of which: Key Risk Takers[2]	5	2	2	6	2	3
Total severance payments[1,4]	134	103[6]	0	144	1,019	1,444
of which: Key Risk Takers[2]	0	0	0	3	0	18

1 GEB members are not eligible for sign-on or severance payments.    2 Expenses for Key Risk Takers are full-year amounts for individuals in office on 31 December 2020. Key Risk Takers as defined by UBS, including all employees with a total compensation exceeding USD / CHF 2.5 million (Highly Paid Employees).    3 Includes replacement payments for one GEB member in 2020 and for another GEB member in 2019. No GEB member received a guarantee in 2020 or 2019.    4 Includes legally obligated and standard severance payments as well as payments in lieu of notice.    5 Expenses before post-vesting transfer restrictions.    6 Represents expenses recognized in 2020 associated with payments made in 2020 as well as provisions for expected payments in 2021.

Forfeitures[1]
	Total 2020	Total 2019	Population affected
USD million, except where indicated			2020	2019
Total forfeitures	145	173	588	653
of which: former GEB members	0	16	0	1
of which: Key Risk Takers[2]	6	6	3	6

1 For notional share awards, forfeitures are calculated as units forfeited during the year, valued at the share price on 31 December 2020 (USD 14.13) for 2020. The 2019 data is valued using the share price on 31 December 2019 (USD 12.58). For LTIP the forfeited units reflect the fair value awarded at grant. For the notional funds awarded to Asset Management employees under the EOP, this represents the forfeiture credits recognized in 2020 and 2019. For the DCCP, the fair value at grant of the forfeited awards during the year is reflected. Numbers presented may differ from the effect on the income statement in accordance with IFRS.   2 Key Risk Takers as defined by UBS, including all employees with a total compensation exceeding USD / CHF 2.5 million (Highly Paid Employees) and excluding former GEB members who forfeited awards in 2020 or 2019.

Advisory vote

Corporate governance and compensation | Compensation

Benchmarking for employees other than GEB members

We generally consider market practice in our pay decisions and framework. Our market review reflects several factors, including the comparability of the business division, location, scope and the diversity of our businesses. For certain businesses or roles, we may consider practices at other major international banks, other large Swiss private banks, private equity firms, hedge funds and non-financial firms. We also internally benchmark employee compensation for comparable roles within and across business divisions and locations.

Employee share ownership

According to available records on employee shareholdings, including unvested deferred compensation, as of 31 December 2020, employees held at least USD 3.6 billion of UBS shares (of which approximately USD 2.2 billion were unvested), representing approximately 7% of our total shares issued. Our senior leaders (i.e., GEB members and GMDs, excluding GMDs on notice) held approximately USD 416 million of UBS shares (of which approximately USD 279 million were unvested).

The Equity Plus Plan is our employee share purchase program. It allows employees at Executive Director level and below to voluntarily invest up to 30% of their base salary and / or regular commission payments to purchase UBS shares. In addition (where offered), eligible employees can invest up to 35% of their performance award under the program. Participation in the program is capped at USD / CHF 20,000 annually. Eligible employees may purchase UBS shares at market price and receive one additional share for every three shares purchased through the program. Additional shares vest after a maximum of three years, provided the employee remains employed by UBS and has retained the purchased shares throughout the holding period.

›   Refer to “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section of our Annual Report 2020 for more information

Compensation for US financial advisors in Global Wealth Management

In line with market practice for US wealth management businesses, the compensation for US financial advisors in Global Wealth Management is comprised of production payout and deferred compensation awards. Production payout, paid monthly, is primarily based on compensable revenue. Financial advisors may also qualify for deferred compensation awards, which generally vest over a six-year period. The awards are based on strategic performance measures, including production, length of service with UBS and net new business. Production payout rates and deferred compensation awards may be reduced for, among other things, errors, negligence or carelessness, or failure to comply with the firm’s rules, standards, practices and / or policies, and / or applicable laws and regulations.

2020 Group performance outcomes

Performance awards granted for the 2020 performance year

The “Variable compensation” table below shows the amount of variable compensation awarded to employees for the 2020 performance year, together with the number of beneficiaries for each type of award granted. In the case of deferred awards, the final amount paid to an employee depends on performance conditions and consideration of relevant forfeiture provisions. The deferred share award amount is based on the market value of these awards on the date of grant.

Variable compensation[1]
	Expenses recognized in the IFRS income statement		Expenses deferred to future periods[4]		Adjustments[4]		Total		Number of beneficiaries
USD million, except where indicated	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Non-deferred cash	2,167	1,894	0	0	0	0	2,167	1,894	58,843	54,179
Deferred compensation awards	341	299	756	429	51	51	1,148	779	3,937	3,572
of which: Equity Ownership Plan	137	122	306	205	35[5]	35[5]	478	362	3,566	3,228
of which: Deferred Contingent Capital Plan	112	113	280	173	0	0	392	286	3,910	3,552
of which: Long-Term Incentive Plan	42	39	50	25	16[5]	16[5]	109	80	115	119
of which: Asset Management EOP	49	25	120	26	0	0	169	51	335	307
Variable compensation – performance award pool	2,508	2,193	756	429	51	51	3,315	2,673	58,850	54,210
Variable compensation – other[2]	126	159	181	117	(74)[6]	(50)[6]	233	226
Total variable compensation excluding financial advisor variable compensation	2,634	2,352	938	545	(23)	2	3,548	2,899
Financial advisor (FA) variable compensation[3]	3,378	3,265	822	548	0	0	4,200	3,813	6,305	6,549
Total variable compensation including FA variable compensation	6,012	5,617	1,760	1,093	(23)	2	7,749	6,711

1 Expenses under “Variable compensation – other” and “Financial advisor variable compensation” are not part of UBS’s performance award pool.    2 Comprised of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related to the Deferred Contingent Capital Plan.    3 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    4 Estimates as of 31 December 2020 and 2019. Actual amounts to be expensed in future periods may vary, e.g., due to forfeiture of awards.    5 Represents estimated post-vesting transfer restriction and permanent forfeiture discounts.    6 Included in expenses deferred to future periods is an amount of USD 74 million (2019: USD 50 million) in interest expense related to the Deferred Contingent Capital Plan. As the amount recognized as performance award represents the present value of the award at the date it is granted to the employee, this amount is excluded.

2020 performance award pool and expenses

The performance award pool, which includes performance-based variable awards for 2020, was USD 3.3 billion, reflecting an increase of 24% from 2019. Performance award expenses for 2020 increased 16% to USD 3.2 billion, reflecting the increase of the performance award pool for 2020 and additional expenses relating to prior years as a result of modifying the terms of certain outstanding deferred compensation awards. The “Performance award pool and expenses” table below compares the performance award pool with performance award expenses.

›   Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Consolidated financial statements” section of our Annual Report 2020 for more information

Performance award pool and expenses
USD million, except where indicated	2020	2019	% change
Performance award pool[1]	3,315	2,673	24
of which: expenses deferred to future periods and accounting adjustments[2,3]	807	480	68
Performance award expenses accrued in the performance year	2,508	2,193	14
Performance award expenses related to prior performance years	701	562	25
Total performance award expenses recognized for the year[4]	3,209	2,755	16

1 Excluding employer-paid taxes and social security.    2 Estimate as of the end of the performance year. Actual amounts expensed in future periods may vary, e.g., due to forfeiture of awards.    3 Accounting adjustments represent estimated post-vesting transfer restriction and permanent forfeiture discounts.    4 Refer to “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section of our Annual Report 2020 for more information

Advisory vote

Corporate governance and compensation | Compensation

Compensation for the Board of Directors

Chairman of the BoD

Under the leadership of the Chairman, Axel Weber, the BoD determines, among other things, the strategy for the Group, based on recommendations by the Group CEO, exercises ultimate supervision over management and appoints all GEB members.

The Chairman leads all general meetings and BoD meetings and works with the committee chairpersons to coordinate their work. Together with the Group CEO, the Chairman is responsible for effective communication with shareholders and stakeholders, including clients, government officials, regulators and public organizations. The Chairman works closely with the Group CEO and other GEB members, providing advice and support when appropriate, and continues to strengthen and promote our culture through the three keys to success: our Pillars, Principles and Behaviors.

The Chairman’s total compensation for the period from AGM to AGM is contractually fixed without any variable component. For the current period from the 2020 AGM to the 2021 AGM, his total compensation was CHF 4.9 million, excluding benefits and pension fund contributions. The Chairman’s total compensation for the current period consisted of a cash payment of CHF 3.5 million and a share component of CHF 1.4 million consisting of 101,375 UBS shares at CHF 13.810 per share. The share component aligns the Chairman’s pay with the Group’s long-term performance.

Thus, his total reward, including benefits and pension fund contributions, for his service as Chairman for the current period, was CHF 5,243,283.

The Chairman’s employment agreement does not provide for severance terms or supplementary contributions to pension plans. The benefits for the Chairman are in line with local practices for UBS employees. The Chair of the Compensation Committee proposes and the Compensation Committee approves the Chairman’s compensation annually for the upcoming AGM-to-AGM period, taking into consideration fee or compensation levels for comparable roles based on our core financial industry peers and other relevant leading Swiss companies included in the Swiss Market Index.

›   Refer to “Board of Directors” in the “Corporate governance” section of our Annual Report 2020 for more information about the responsibilities of the Chairman

Audited |

Compensation details and additional information for non-independent BoD members
CHF, except where indicated							USD (for reference)
Name, function[1]	For the period AGM to AGM	Base salary	Annual share award[2]	Benefits[3]	Contributions to retirement benefit plans[4]	Total[5]	Total[5,6]
Axel A. Weber, Chairman	2020/2021	3,500,000	1,400,000	98,243	245,040	5,243,283	5,593,748
	2019/2020	3,500,000	1,400,000	90,790	244,353	5,235,143

1 Axel A. Weber was the only non-independent member in office on 31 December 2020 and 31 December 2019.    2 These shares are blocked for four years.    3 Benefits are all valued at market price and are estimates. For the period from the 2019 AGM to the 2020 AGM, the actual benefits amount was CHF 96,847.    4 Includes the portion related to UBS’s contribution to the statutory pension scheme. For the period from the 2020 AGM to the 2021 AGM, contribution to retirement benefit plans amount is an estimate.    5 Excludes the portion related to the legally required social security contributions paid by UBS, which for the period from the 2020 AGM to the 2021 AGM is estimated at grant at CHF 332,243 and for the period from the 2019 AGM to the 2020 AGM at CHF 323,677. The legally required social security contributions paid by the non-independent BoD members are included in the amounts shown in this table, as appropriate.    6 Swiss franc amounts have been translated into US dollars for reference at the 2020 performance award currency exchange rate of CHF / USD 1.0668.

p

Independent BoD members

As outlined in the table below, all BoD members, except the Chairman, are deemed independent and receive fixed fees for their services on the BoD and its committees. Independent BoD members do not receive performance awards, severance payments, benefits or pension contributions.

In the current period, the roles of Senior Independent Director and Vice Chairman are both held by one BoD member, but the additional fee is only paid once. Independent BoD members must use a minimum of 50% of their fees to purchase UBS shares, which are blocked for four years, and they may elect to use up to 100% of their fees to purchase blocked UBS shares. In all cases, the number of shares is calculated based on the average closing price of the 10 trading days leading up to and including the grant date.

At each AGM, shareholders are invited to approve the aggregate amount of BoD remuneration, including compensation for the Chairman, which applies until the next AGM. The tables on the following page provide details on the fee structure for the independent BoD members.

The fee structure for independent BoD members is reviewed annually based on the Chairman’s proposal to the Compensation Committee, which in turn submits a recommendation to the BoD for approval. In our regular review of the BoD fee structure, and following several adjustments to the framework to simplify, rebalance and, in certain cases, reduce the BoD fee structure effective from the 2020 AGM onward, we concluded that our overall approach for independent BoD member compensation remains appropriate and thus unchanged.

Remuneration framework for independent BoD members

Advisory vote

Corporate governance and compensation | Compensation

Audited |

Total payments to BoD members
CHF, except where indicated			USD (for reference)
	For the period AGM to AGM	Total[1]	Total[1,2]
Aggregate of all BoD members	2020/2021	11,843,283	12,634,898
	2019/2020	12,510,143

1 Includes social security contributions paid by the BoD members but excludes the portion related to the legally required social security contributions paid by UBS, which for the period from the 2020 AGM to the 2021 AGM is estimated at grant at CHF 719,763 and for the period from the 2019 AGM to the 2020 AGM at CHF 662,357.    2 Swiss franc amounts have been translated into US dollars for reference at the 2020 performance award currency exchange rate of CHF / USD 1.0668.

p

Audited |

Remuneration details and additional information for independent BoD members
CHF, except where indicated
Name, function[1]	Audit Committee	Compensation Committee	Corporate Culture and Responsibility Committee	Governance and Nominating Committee	Risk Committee	For the period AGM to AGM	Base fee	Committee fee(s)	Additional payments[2]	Total[3]	Share percentage[4]	Number of shares[5,6]
Jeremy Anderson, Vice Chairman and Senior Independent Director	C			M		2020/2021	300,000	400,000	150,000	850,000	50	30,774
	C		M	M		2019/2020	325,000	450,000		775,000	50	35,288
David Sidwell, former Vice Chairman and Senior Independent Director						2020/2021	-	-		-	-	-
				M	C	2019/2020	325,000	500,000	250,000	1,075,000	50	48,948
William C. Dudley, member			M	M	M	2020/2021	300,000	350,000		650,000	50	23,533
			M		M	2019/2020	325,000	250,000		575,000	50	26,181
Reto Francioni, member		M			M	2020/2021	300,000	300,000		600,000	50	21,723
		M			M	2019/2020	325,000	300,000		625,000	50	28,458
Fred Hu, member				M	M	2020/2021	300,000	300,000		600,000	100	32,053
		M				2019/2020	325,000	100,000		425,000	100	27,283
Mark Hughes, member			M		C	2020/2021	300,000	400,000		700,000	50	25,343
						2019/2020	-			-	-	-
Nathalie Rachou, member					M	2020/2021	300,000	200,000		500,000	50	18,102
						2019/2020	-			-	-	-
Julie G. Richardson, member		C		M	M	2020/2021	300,000	500,000		800,000	50	28,964
		C		M	M	2019/2020	325,000	600,000		925,000	50	42,118
Isabelle Romy, former member						2020/2021	-	-		-	-	-
	M			M		2019/2020	325,000	300,000		625,000	50	28,458
Robert W. Scully, former member						2020/2021	-	-		-	-	-
					M	2019/2020	325,000	200,000		525,000	50	23,904
Beatrice Weder di Mauro, member	M		M			2020/2021	300,000	250,000		550,000	50	19,913
	M		M			2019/2020	325,000	250,000		575,000	50	26,181
Dieter Wemmer, member	M	M		M		2020/2021	300,000	400,000		700,000	50	25,343
	M	M				2019/2020	325,000	300,000		625,000	50	28,458
Jeanette Wong, member	M	M	M			2020/2021	300,000	350,000		650,000	100	34,730
	M					2019/2020	325,000	200,000		525,000	100	33,772
Total 2020/2021										6,600,000
Total 2020/2021 in USD (for reference)[7]										7,041,151
Total 2019/2020										7,275,000
Legend: C = Chairperson of the respective Committee, M = Member of the respective Committee

1 Ten independent BoD members were in office on 31 December 2020. At the 2020 AGM, Mark Hughes and Nathalie Rachou were newly elected and David Sidwell, Isabelle Romy and Robert W. Scully did not stand for re-election. Eleven independent BoD members were in office on 31 December 2019.    2 These payments are associated with the Vice Chairman and the Senior Independent Director function.    3 Excludes UBS’s portion related to the legally required social security contributions, which for the period from the 2020 AGM to the 2021 AGM is estimated at grant at CHF 387,520 and which for the period from the 2019 AGM to the 2020 AGM was estimated at grant at CHF 338,680. The legally required social security contributions paid by the independent BoD members are included in the amounts shown in this table, as appropriate.    4 Fees are paid 50% in cash and 50% in blocked UBS shares. However, independent BoD members may elect to have 100% of their remuneration paid in blocked UBS shares.    5  For 2020, UBS shares were valued at CHF 13.810 (average closing price of UBS shares over the last 10 trading days leading up to and including the grant date). For 2019, UBS shares, valued at CHF 12.919 (average closing price of UBS shares over the last 10 trading days leading up to and including the grant date), were granted with a price discount of 15%. These shares are blocked for four years.    6 Number of shares is reduced in case of the 100% election to deduct legally required contributions. All remuneration payments are, where applicable, subject to social security contributions and / or withholding tax.    7 Swiss franc amounts have been translated into US dollars for reference at the 2020 performance award currency exchange rate of CHF / USD 1.0668.

p

Supplemental information

Fixed and variable compensation for GEB members

Fixed and variable compensation for GEB members[1,2,3]
	Total for 2020		Not deferred		Deferred[4]		Total for 2019
CHF million, except where indicated	Amount	%	Amount	%	Amount	%	Amount
Total compensation
Amount[5]	112	100	44	39	68	61	98
Number of beneficiaries	16						16
Fixed compensation[5,6]	27	24	27	100	0	0	28
Cash-based	24	21	24		0		24
Equity-based	4	4	4		0		4
Variable compensation	85	76	17	20	68	80	70
Cash[7]	17	15	17		0		14
Long-Term Incentive Plan (LTIP)[8]	43	38	0		43		35
Deferred Contingent Capital Plan (DCCP)[8]	26	23	0		26		21

1 The figures include all GEB members in office during the respective years.    2 Includes compensation paid under the employment contract during the notice period for GEB members who stepped down during the respective years.    3 Includes compensation for newly appointed GEB members for their time in office as a GEB member during the respective years.    4 Based on the specific plan vesting and reflecting the total award value at grant, which may differ from the expense recognized in the income statement in accordance with IFRS.    5 Excludes benefits and employer’s contributions to retirement benefit plans. Includes social security contributions paid by GEB members but excludes the portion related to the legally required social security contributions paid by UBS. For 2020, Ralph A.J.G. Hamers received a one-time replacement award of CHF 0.2 million. This replacement award is not included in the above table; including this, the 2020 total aggregate compensation of all GEB members is CHF 113 million. For 2019, Iqbal Khan received a one-time replacement award of CHF 8 million. This replacement payment is not included in the above table; including this, the 2019 total compensation of GEB members is CHF 106 million.    6 Includes base salary and role-based allowances, rounded to the nearest million.    7 Includes allocation of vested but blocked shares, in line with the remuneration section of the UK Prudential Regulation Authority Rulebook.    8 For the GEB members who are also MRTs (or SMFs), the awards do not include dividend and interest payments. Accordingly, the amounts reflect for the LTIP the fair value of the non-dividend-bearing awards and for the DCCP the fair value of the granted non-interest-bearing awards.

Advisory vote

Corporate governance and compensation | Compensation

Regulated staff

Key Risk Takers

KRTs are defined as those employees who, by the nature of their roles, have been determined to materially set, commit or control significant amounts of the firm’s resources and / or exert significant influence over its risk profile. This includes employees that work in front-office roles, logistics and control functions. Identifying KRTs globally is part of our risk control framework and an important element in ensuring we incentivize only appropriate risk-taking. For 2020, in addition to GEB members, 647 employees were classified as KRTs throughout the UBS Group globally, including all GMDs and all employees with a total compensation exceeding USD / CHF 2.5 million (Highly Paid Employees), who may not have been identified as KRTs during the performance year.

In line with regulatory requirements, the performance of employees identified as KRTs during the performance year is evaluated by the control functions. In addition, KRTs’ performance awards are subject to a mandatory deferral rate of at least 50%, regardless of whether the deferral threshold has been met (excluding KRTs with de minimis performance awards below a pre-determined threshold where standard deferral rates apply). A KRT’s deferred compensation award will only vest if the Group performance conditions are met. Consistent with all other employees, the deferred portion of a KRT’s compensation is also subject to forfeiture or reduction if the KRT commits harmful acts.

Fixed and variable compensation for Key Risk Takers[1]
	Total for 2020		Not deferred		Deferred[2]		Total for 2019
USD million, except where indicated	Amount	%	Amount	%	Amount	%	Amount
Total compensation
Amount	1,400	100	783	56	617	44	1,056
Number of beneficiaries	647						661
Fixed compensation[3,4]	417	30	417	100	0	0	388
Cash-based	417	30	417		0		383
Equity-based	1	0	1		0		6
Variable compensation	983	70	365	37	617	63	667
Cash[5]	365	26	365		0		282
Long-Term Incentive Plan (LTIP) / Equity Ownership Plan (EOP)[6]	404	29	0		404		230
Deferred Contingent Capital Plan (DCCP)[6]	213	15	0		213		155

1 Includes employees with a total compensation exceeding USD / CHF 2.5 million (Highly Paid Employees), excluding GEB members who were in office during the performance year, except the new GEB member appointed during 2019, who is included for compensation received in their role as a KRT prior to being appointed to the GEB.    2 Based on the specific plan vesting and reflecting the total value at grant, which may differ from the expense recognized in the income statement in accordance with IFRS.    3 Excludes benefits and employer's contributions to retirement benefits plan. Includes social security contributions paid by KRTs but excludes the legally required social security contributions paid by UBS.    4 Includes base salary and role-based allowances.    5 Includes allocation of vested but blocked shares, in line with regulatory requirements where applicable.    6 KRTs who are also MRTs do not receive dividend and interest payments. Accordingly, the amounts for the EOP / LTIP reflect the fair value of the non-dividend-bearing awards and for the DCCP the fair value of the granted non-interest-bearing awards.

GEB and KRTs deferred compensation

The table below shows the current economic value of unvested outstanding deferred variable compensation awards subject to ex-post adjustments. For share-based plans, the economic value is determined based on the closing share price on 31 December 2020. For notional funds, it is determined using the latest available market price for the underlying funds at year-end 2020, and for deferred cash plans, it is determined based on the outstanding amount of cash owed to award recipients.

GEB and KRTs deferred compensation[1,2,3]
USD million, except where indicated	Relating to awards for 2020[4]	Relating to awards for prior years[5]	Total	of which: exposed to ex-post explicit and / or implicit adjustments	Total deferred compensation year-end 2019	Total amount of deferred compensation paid out in 2020[6]
GEB
Deferred Contingent Capital Plan	27	99	126	100%	120	11
Equity Ownership Plan (including notional funds)	0	102	102	100%	129	22
Long-Term Incentive Plan	46	39	85	100%	35	0
KRTs
Deferred Contingent Capital Plan	213	787	1,000	100%	989	123
Equity Ownership Plan (including notional funds)	346	713	1,059	100%	880	188
Long-Term Incentive Plan	58	50	109	100%	48	0
Total GEB and KRTs	690	1,790	2,480		2,202	344

1 Based on the specific plan vesting and reflecting the economic value of the outstanding awards, which may differ from the expense recognized in the income statement in accordance with IFRS. Year-to-year reconciliations would also need to consider the impacts of additional items including off-cycle awards, FX movements, population changes, and dividend equivalent reinvestments.    2 Refer to “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section of the Annual Report 2020 for more information.    3 GEB members and KRTs who are also MRTs do not receive dividend and interest payments. Accordingly, the amounts for the EOP / LTIP reflect the fair value of the non-dividend-bearing awards and for the DCCP the fair value of the granted non-interest-bearing awards.    4 Where applicable, amounts are translated into US dollars at the performance award currency exchange rate. LTIP values reflect the fair value awarded at grant.    5 Takes into account the ex-post implicit adjustments, given the share price movements since grant. Where applicable, amounts are translated from award currency into US dollars using FX rates as of 31 December 2020. LTIP values reflect the fair value awarded at grant.     6 Valued at distribution price and FX rate for all awards distributed in 2020.

The table below shows the value of actual ex-post explicit and implicit adjustments to outstanding deferred compensation in the 2020 financial year for GEB members and KRTs.

Ex-post adjustments occur after an award has been granted. Explicit adjustments occur when we adjust compensation by forfeiting deferred awards. Implicit adjustments are unrelated to any action taken by the firm and occur as a result of price movements that affect the value of an award.

The total value of ex-post explicit adjustments made to UBS share awards in 2020, based on the approximately 6.3 million shares forfeited during 2020, is a reduction of USD 88.5 million.

GEB and KRTs ex-post explicit and implicit adjustments to deferred compensation
	Ex-post explicit adjustments to unvested awards[1]		Ex-post implicit adjustments to unvested awards[2]
USD million	31.12.20	31.12.19	31.12.20	31.12.19
GEB
Deferred Contingent Capital Plan	0	0	0	0
Equity Ownership Plan (including notional funds, if applicable)	0	0	13	(11)
Long-Term Incentive Plan	0	0	5	0
KRTs
Deferred Contingent Capital Plan	(3)	(3)	0	0
Equity Ownership Plan (including notional funds)	(3)	(3)	98	(44)
Long-Term Incentive Plan	0	0	6	0
Total GEB and KRTs	(6)	(6)	122	(55)

1 For notional share awards, ex-post explicit adjustments are calculated as units forfeited during the year, valued at the share price on 31 December 2020 (USD 14.13) for 2020 (which may differ from the expense recognized in the income statement in accordance with IFRS). The 2019 data is valued using the share price on 31 December 2019 (USD 12.58). For LTIP the forfeited units reflect the fair value awarded at grant. For the notional funds awarded to Asset Management employees under the EOP, this represents the forfeiture credits recognized in 2020 and 2019. For the DCCP, the fair value at grant of the forfeited awards during the year is reflected.    2 Ex-post implicit adjustments for UBS shares are calculated based on the difference between the weighted average grant date fair value and the share price at year-end. The amount for notional funds is calculated using the mark-to-market change during 2020 and 2019. For the GEB member who was appointed to the GEB during 2020, awards have been fully reflected in the GEB entries.

Advisory vote

Corporate governance and compensation | Compensation

Material Risk Takers

For relevant EU-regulated entities, we identify individuals who are deemed to be MRTs based on local regulatory requirements, the respective EU Commission Delegated Regulation and the EU Capital Requirements Directive of 2013 (CRD IV). This group consists of senior management, risk takers, selected staff in control or support functions and certain employees whose total compensation is above a specified threshold. For 2020, UBS identified 672 MRTs in relation to its EU / UK entities.

Variable compensation awarded to MRTs is subject to specific requirements from local regulators, such as a maximum variable to fixed compensation ratio. UBS has obtained approval as appropriate through relevant shareholder votes to increase the variable to fixed compensation ratio to 200%. Other applicable regulatory requirements for this population include a minimum deferral rate of 40–60% on performance awards and the delivery of at least 50% of any upfront performance award in UBS shares that vest immediately but are blocked for 12 months.

As for deferred awards, any instruments granted to MRTs under UBS’s deferred compensation plans for their performance in 2020 are subject to 6- or 12-month blocking periods post vesting and do not pay out dividends or interest during the deferral period.

For seven years after grant, performance awards granted to MRTs are subject to clawback provisions, which allow the firm to claim repayment of both the upfront and the vested deferred element of any performance award if an individual is found to have contributed substantially to significant financial losses for the Group or corporate structure in scope, a material downward restatement of disclosed results, or engaged in misconduct and / or failed to take expected actions that contributed to significant reputational harm.

Due to UK regulatory requirements LTIP awards granted to UK MRTs and SMFs are subject to an additional non-financial conduct-related metric.

UK Senior Managers and Certification Regime

The Senior Managers and Certification Regime (the SMCR) of the UK Prudential Regulation Authority and Financial Conduct Authority requires that individuals with specified responsibilities, performing certain significant functions and / or those in certain other identified categories be designated as SMFs.

SMFs are subject to specific compensation requirements, including longer deferral, blocking and clawback periods. The deferral period for SMFs is seven years, with the deferred performance awards vesting no faster than pro rata from years 3 to 7. Such awards are also subject to a 12-month blocking period post vesting. The clawback policy for SMFs permits clawback for up to 10 years from the date of performance award grants (applicable if an individual is subject to an investigation at the end of the initial seven-year clawback period). All SMFs are also identified as MRTs and, as such, subject to the same prohibitions on dividend and interest payments.

Control functions and Group Internal Audit

Our control functions must be independent in order to monitor risk effectively. Therefore, their compensation is determined separately from the revenue areas that they oversee, supervise or monitor. Their performance award pool is based not on the performance of these businesses, but on the performance of the Group as a whole. We also consider other factors, such as how effectively the function has performed, and our market position. Decisions on individual compensation for the senior managers of the control functions are made by the function heads and approved by the Group CEO. Decisions on individual compensation for the members of Group Internal Audit (GIA) are made by the Head GIA and approved by the Chairman. Following a proposal by the Chairman, total compensation for the Head GIA is approved by the Compensation Committee.

2020 Group personnel expenses

We employed 71,551 personnel (full-time equivalents) as of 31 December 2020, a net increase of 2,950 compared with 31 December 2019, mostly reflecting the insourcing of certain activities from third-party vendors to our Business Solutions Centers.

The table below shows our total personnel expenses for 2020, including salaries, pension expenses, social security contributions, variable compensation and other personnel costs. Variable compensation includes cash performance awards paid in 2021 for the 2020 performance year, amortization of unvested deferred awards granted in previous years and the cost of deferred awards granted to employees that are eligible for retirement in the context of the compensation framework at the date of grant.

The performance award pool reflects the value of performance awards granted relating to the 2020 performance year, including awards that are paid out immediately and those that are deferred. To determine our variable compensation expenses, the following adjustments are required in order to reconcile the performance award pool to the expenses recognized in the Group’s financial statements prepared in accordance with IFRS:

–   reduction for expenses deferred to future periods (amortization of unvested awards granted in 2021 for the 2020 performance year) and accounting adjustments; and

–   addition for 2020 amortization of unvested deferred awards granted in prior years.

As a large part of compensation consists of deferred awards, the amortization of unvested deferred awards granted in prior years forms a significant part of the IFRS expenses in both 2020 and 2021. During 2020, in order to provide additional career flexibility during times of uncertainty, UBS modified the terms of certain outstanding deferred compensation awards granted for performance years 2015 through 2019 by removing the requirement to provide future service for qualifying employees. These awards remain subject to forfeiture if certain non-vesting conditions are not satisfied. As a result, UBS recognized an expense of USD 359 million in the third quarter of 2020. The full year effect was an expense of approximately USD 280 million.

›   Refer to “Note 1b Changes in accounting policies, comparability and other adjustments,” “Note 6 Personnel expenses” and “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section of our Annual Report 2020 for more information

Personnel expenses
	Expenses recognized in the IFRS income statement
USD million	Related to the performance year 2020	Related to prior performance years	Total expenses recognized in 2020	Total expenses recognized in 2019	Total expenses recognized in 2018
Salaries[1]	7,023	0	7,023	6,518	6,448
Non-deferred cash	2,167	(26)	2,141	1,868	2,057
Deferred compensation awards	341	727	1,068	887	938
of which: Equity Ownership Plan	137	327	463	422	526
of which: Deferred Contingent Capital Plan	112	351	463	375	357
of which: Long-Term Incentive Plan	42	11	54	39	0
of which: Asset Management EOP	49	39	88	51	53
of which: Other performance awards	0	0	0	0	2
Variable compensation – performance awards[2]	2,508	701	3,209	2,755	2,995
of which: guarantees for new hires	10	15	25	29	43
Variable compensation – other[2,3]	126	94	220	246	243
Total variable compensation excluding financial advisor variable compensation	2,634	795	3,429	3,001	3,238
Contractors	375	0	375	381	489
Social security	850	49	899	799	791
Pension and other post-employment benefit plans[4]	845	0	845	787	457
Financial advisor variable compensation[2,5]	3,378	713	4,091	4,043	4,054
Other personnel expenses	519	42	561	555	654
Total personnel expenses	15,625	1,599	17,224	16,084	16,132

1 Includes role-based allowances.    2 Refer to “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements”  section of our Annual Report 2020 for more information.    3 Comprised of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related to the Deferred Contingent Capital Plan.    4 Refer to “Note 26 Post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.    5 Consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Advisory vote

Corporate governance and compensation | Compensation

Deferred compensation

Vesting of outstanding awards granted in prior years subject to performance conditions

The tables below show the extent to which the performance conditions for awards granted in prior years have been met and the percentage of the installment that will vest in 2021.

Equity Ownership Plan (EOP) 2015 / 2016, EOP 2016 / 2017, EOP 2017 / 2018 and EOP 2018 / 2019
Performance conditions	Performance achieved[1]	% of installment vesting
Return on common equity tier 1 capital (RoCET1) and divisional return on attributed equity	The Group and divisional performance conditions have been satisfied. For EOP 2015 / 2016, the third and final installment for the Group Executive Board (GEB) members vests in full. For EOP 2016 / 2017, the second installment for the GEB members vests in full. For EOP 2017 / 2018, the first installment for the GEB members and the second installment for all other employees covered under the plan vest in full. For EOP 2018 / 2019, the first installment for all other employees covered under the plan vests in full.	100%

Deferred Contingent Capital Plan (DCCP) 2015 / 2016
Performance conditions	Performance achieved[1]	% of installment vesting
Common equity tier 1 (CET1) capital ratio, viability event and, additionally for GEB, Group profit before tax	The performance conditions have been satisfied. DCCP 2015 / 2016 vests in full.	100%

1 Performance may be adjusted for disclosed items generally not representative of underlying business performance.

List of tables

Advisory vote

Corporate governance and compensation | Compensation

Audited |

Share ownership / entitlements of GEB members[1]
Name, function	on 31 December	Number of unvested shares / at risk[2]	Number of vested shares	Total number of shares	Potentially conferred voting rights in %
Ralph A.J.G. Hamers, Group Chief Executive Officer	2020	14,841	0	14,841	0.001
	2019	-	-	-
Sergio P. Ermotti, former Group Chief Executive Officer	2020	-	-	-	-
	2019	1,862,480	2,150,003	4,012,483	0.227
Christian Bluhm, Group Chief Risk Officer	2020	582,787	218	583,005	0.035
	2019	440,953	0	440,953	0.025
Markus U. Diethelm, Group General Counsel	2020	706,845	617,858	1,324,703	0.079
	2019	698,402	458,426	1,156,828	0.065
Kirt Gardner, Group Chief Financial Officer	2020	696,500	165,223	861,723	0.051
	2019	532,643	129,807	662,450	0.037
Suni Harford, President Asset Management	2020	352,329	0	352,329	0.021
	2019	63,211	0	63,211	0.004
Robert Karofsky, Co-President Investment Bank	2020	627,748	357,621	985,369	0.059
	2019	577,606	492,476	1,070,082	0.061
Sabine Keller-Busse, Group Chief Operating Officer and President UBS EMEA	2020	639,087	349,834	988,921	0.059
	2019	423,778	315,922	739,700	0.042
Iqbal Khan, Co-President Global Wealth Management	2020	742,546	68,253	810,799	0.048
	2019	712,342	0	712,342	0.040
Edmund Koh, President Asia Pacific	2020	421,930	337,062	758,992	0.045
	2019	380,340	183,104	563,444	0.032
Axel P. Lehmann, President Personal & Corporate Banking and President UBS Switzerland	2020	690,537	331,677	1,022,214	0.061
	2019	522,202	277,978	800,180	0.045
Tom Naratil, Co-President Global Wealth Management and President UBS Americas	2020	1,383,854	770,780	2,154,634	0.128
	2019	1,307,554	609,477	1,917,031	0.108
Piero Novelli, Co-President Investment Bank	2020	660,240	408,897	1,069,137	0.064
	2019	599,156	429,652	1,028,808	0.058
Markus Ronner, Group Chief Compliance and Governance Officer	2020	302,584	130,097	432,681	0.026
	2019	214,850	68,097	282,947	0.016
Total	2020	7,821,828	3,537,520	11,359,348	0.675
	2019	8,335,517	5,114,942	13,450,459	0.761

1 Includes all vested and unvested shares of GEB members, including those held by related parties. No options were held in 2020 and 2019 by any GEB member or any of its related parties. Refer to “Note 27 Employee benefits: variable compensation” in the “Consolidated financial statements” section of our Annual Report 2020 for more information.    2 Includes shares granted under variable compensation plans with forfeiture provisions. LTIP values reflect the fair value awarded at grant. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Group compensation” section of this report for more information about the plans.

p

Audited |

Total of all vested and unvested shares of GEB members[1,2]
	Total	of which: vested	of which: vesting
			2021	2022	2023	2024	2025	2026
Shares on 31 December 2020	11,359,348	3,537,520	1,424,063	1,854,660	2,070,158	1,656,600	774,416	41,931

			2020	2021	2022	2023	2024	2025
Shares on 31 December 2019	13,450,459	5,114,942	1,798,389	1,811,721	2,199,926	1,517,110	1,008,371	0

1 Includes shares held by related parties.    2 Includes shares granted under variable compensation plans with forfeiture provisions. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to the “Group compensation” section of this report for more information.

p

Audited |

Number of shares of BoD members[1]
Name, function	on 31 December	Number of shares held	Voting rights in %
Axel A. Weber, Chairman	2020	1,046,994	0.062
	2019	938,627	0.053
David Sidwell, former Vice Chairman and Senior Independent Director[2]	2020	-
	2019	167,595	0.009
Jeremy Anderson, Vice Chairman and Senior Independent Director	2020	66,744	0.004
	2019	31,456	0.002
William C. Dudley, member	2020	26,181	0.002
	2019	0	0.000
Reto Francioni, member	2020	154,086	0.009
	2019	125,628	0.007
Fred Hu, member	2020	42,428	0.003
	2019	15,145	0.001
Mark Hughes, member[2]	2020	4,920	0.000
	2019	-
Nathalie Rachou, member[2]	2020	0	0.000
	2019	-
Julie G. Richardson, member	2020	88,401	0.005
	2019	46,283	0.003
Isabelle Romy, former member[2]	2020	-
	2019	143,928	0.008
Robert W. Scully, former member[2]	2020	-
	2019	71,540	0.004
Beatrice Weder di Mauro, member	2020	198,578	0.012
	2019	172,397	0.010
Dieter Wemmer, member	2020	88,743	0.005
	2019	60,285	0.003
Jeanette Wong, member	2020	33,722	0.002
	2019	0	0.000
Total	2020	1,750,797	0.104
	2019	1,772,884	0.100

1 Includes blocked and unblocked shares held by BoD members, including those held by related parties. No options were granted in 2020 and 2019.    2 At the 2020 AGM, Mark Hughes and Nathalie Rachou were newly elected and David Sidwell, Isabelle Romy and Robert W. Scully did not stand for re-election.

p

Audited |

Total of all blocked and unblocked shares of BoD members[1]
	Total	of which: unblocked	of which: blocked until
			2021	2022	2023	2024
Shares on 31 December 2020	1,750,797	658,642	205,961	197,395	332,743	356,056

			2020	2021	2022	2023
Shares on 31 December 2019	1,772,884	502,095	264,889	299,357	270,111	436,432
1 Includes shares held by related parties.

p

Advisory vote

Corporate governance and compensation | Compensation

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

CHF, except where indicated[2]			USD (for reference)
Name, function	on 31 December	Loans[3]	Loans[3]
Markus U. Diethelm, Group General Counsel (highest loan in 2020)	2020	6,131,500	6,924,058
Axel P. Lehmann, President Personal & Corporate Banking and President UBS Switzerland (highest loan in 2019)	2019	9,140,000
Aggregate of all GEB members[4]	2020	31,830,394	35,944,791
	2019	30,700,354

1 No loans have been granted to related parties of the GEB members at conditions not customary in the market.    2 Swiss franc and US dollar amounts disclosed represent local currency amounts translated at the relevant year-end closing exchange rate.    3 All loans granted are secured loans.    4 No unused uncommitted credit facilities in 2020 and 2019.

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

CHF, except where indicated[2]			USD (for reference)
	on 31 December	Loans[3,4]	Loans[3,4]
Aggregate of all BoD members	2020	2,100,000	2,371,446
	2019	890,439

1 No loans have been granted to related parties of the BoD members at conditions not customary in the market.    2 Swiss franc and US dollar amounts disclosed represent local currency amounts translated at the relevant year-end closing exchange rate.    3 All loans granted are secured loans.    4 CHF 600,000 for Reto Francioni and CHF 1,500,000 for Beatrice Weder di Mauro in 2020 and CHF 600,000 for Reto Francioni and CHF 290,439 for Dieter Wemmer in 2019.

p

Audited |

Compensation paid to former BoD and GEB members[1]
CHF, except where indicated[2]					USD (for reference)
	For the year	Compensation	Benefits	Total	Total
Former BoD members	2020	0	0	0	0
	2019	0	0	0
Aggregate of all former GEB members[3]	2020	0	206,048	206,048	232,682
	2019	0	51,912	51,912
Aggregate of all former BoD and GEB members	2020	0	206,048	206,048	232,682
	2019	0	51,912	51,912

1 Compensation or remuneration that is related to the former members’ activity on the BoD or GEB or that is not at market conditions.    2 Swiss franc and US dollar amounts disclosed represent local currency amounts translated at the relevant year-end closing exchange rate.    3 Includes benefit payments  in 2020 to two former GEB members,  and for 2019 to one former GEB member.

Provisions of the Articles of Association related to compensation

Swiss say-on-pay provisions give shareholders of companies listed in Switzerland significant influence over board and management compensation. At UBS, this is achieved by means of an annual binding say-on-pay vote in accordance with the following provisions of the Articles of Association (the AoA).

Say on pay
In line with article 43 of the AoA of UBS Group AG, the General Meeting approves proposals from the BoD in relation to:

a) the maximum aggregate amount of compensation of the BoD for the period until the next AGM;

b) the maximum aggregate amount of fixed compensation of the GEB for the following financial year; and

c) the aggregate amount of variable compensation of the GEB for the preceding financial year.

The BoD may submit for approval by the General Meeting deviating or additional proposals relating to the same or different periods. If the General Meeting does not approve a proposal from the BoD, the BoD will determine, taking into account all relevant factors, the respective (maximum) aggregate amount or (maximum) partial amounts and submit the amount(s) so determined for approval by the General Meeting. UBS Group AG or companies controlled by it may pay or grant compensation prior to approval by the General Meeting, subject to subsequent approval.

Principles of compensation
In line with articles 45 and 46 of the AoA of UBS Group AG, compensation of the members of the BoD includes base remuneration and may include other compensation elements and benefits. Compensation of the members of the BoD is intended to recognize the responsibility and governance nature of their role, to attract and retain qualified individuals, and to ensure alignment with shareholders’ interests.

Compensation of the members of the GEB includes fixed and variable compensation elements. Fixed compensation includes the base salary and may include other compensation elements and benefits. Variable compensation elements are governed by financial and non-financial performance measures that take into account the performance of UBS Group AG and / or parts thereof, targets in relation to the market, other companies or comparable benchmarks, short- and long-term strategic objectives, and / or individual targets. The BoD or, where delegated to it, the Compensation Committee determines the respective performance measures, the overall and individual performance targets, and their achievements. The BoD or, where delegated to it, the Compensation Committee aims to ensure alignment with sustainable performance and appropriate risk-taking through adequate deferrals, forfeiture conditions, caps on compensation, harmful acts provisions and similar means with regard to parts of or all of the compensation. Parts of variable compensation are subject to a multi-year vesting period.

Additional amount for GEB members appointed after the vote on the aggregate amount of compensation by the AGM
In line with article 46 of the AoA of UBS Group AG, if the maximum aggregate amount of compensation already approved by the General Meeting is not sufficient to also cover the compensation of a person who becomes a member of or is being promoted within the GEB after the General Meeting has approved the compensation, UBS Group AG, or companies controlled by it, is authorized to pay or grant each such GEB member a supplementary amount during the compensation period(s) already approved. The aggregate pool for such supplementary amounts per compensation period cannot exceed 40% of the average of total annual compensation paid or granted to the GEB during the previous three years.

›   Refer to ubs.com/governance  for more information

Advisory vote

Corporate governance and compensation | Compensation

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS Group AG, Zurich

Basel, 4 March 2021

Report of the statutory auditor on the compensation report

We have audited the compensation report dated 4 March 2021 of UBS Group AG for the year ended 31 December 2020. The audit was limited to the information according to articles 14 – 16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance) contained in the following tables labeled "audited" of the compensation report: *Total compensation for GEB members, Compensation details and additional information for non-independent BoD members, Total payments to BoD members, Remuneration details and additional information for independent BoD members, Loans granted to GEB members, Loans granted to BoD members* and *Compensation paid to former BoD and GEB members.*

Board of Directors' responsibility

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

Opinion

In our opinion, the compensation report for the year ended 31 December 2020 of UBS Group AG complies with Swiss law and articles 14 – 16 of the Ordinance.

Ernst & Young Ltd

Maurice McCormick
Licensed audit expert
(Auditor in charge)

Bruno Patusi
Licensed audit expert

Financial statements

5

Consolidated financial statements

269	Management’s report on internal control over financial reporting
270	Report of the independent registered public accounting firm on internal control over financial reporting
271	Report of the independent registered public accounting firm on the consolidated financial statements

276	UBS Group AG consolidated financial statements

276	Primary financial statements and share information
276	Income statement
277	Statement of comprehensive income
279	Balance sheet
280	Statement of changes in equity
284	Share information and earnings per share
285	Statement of cash flows

287	Notes to the UBS Group AG consolidated financial statements
287	1	Summary of significant accounting policies
306	2	Segment reporting

309	Income statement notes
309	3	Net interest income and other net income from financial instruments measured at fair value through profit or loss
310	4	Net fee and commission income
310	5	Other income
311	6	Personnel expenses
311	7	General and administrative expenses
312	8	Income taxes

315	Balance sheet notes
315	9	Financial assets at amortized cost and other positions in scope of expected credit loss measurement
320	10	Derivative instruments
322	11	Financial assets measured at fair value through other comprehensive income
322	12	Property, equipment and software
323	13	Goodwill and intangible assets
326	14	Other assets
326	15	Amounts due to banks and customer deposits
327	16	Debt issued designated at fair value
328	17	Debt issued measured at amortized cost
330	18	Provisions and contingent liabilities
336	19	Other liabilities

337	Additional information
337	20	Expected credit loss measurement
348	21	Fair value measurement
364	22	Offsetting financial assets and financial liabilities
366	23	Restricted and transferred financial assets
369	24	Maturity analysis of financial liabilities
370	25	Hedge accounting
374	26	Post-employment benefit plans
385	27	Employee benefits: variable compensation
390	28	Interests in subsidiaries and other entities
396	29	Changes in organization and acquisitions and disposals of subsidiaries and businesses
397	30	Finance lease receivables
398	31	Related parties
400	32	Invested assets and net new money
401	33	Currency translation rates
401	34	Events after the reporting period
402	35	Main differences between IFRS and Swiss GAAP

406	UBS AG consolidated financial information

407	UBS AG consolidated key figures
408	Comparison between UBS Group AG consolidated and UBS AG consolidated
409	Management’s report on internal control over financial reporting
410	Report of the independent registered public accounting firm on internal control over financial reporting
411	Report of the independent registered public accounting firm on the consolidated financial statements

416	UBS AG consolidated financial statements

416	Primary financial statements and share information
416	Income statement
417	Statement of comprehensive income
419	Balance sheet
420	Statement of changes in equity
424	Share information and earnings per share
425	Statement of cash flows

428	Notes to the UBS AG consolidated financial statements
428	1	Summary of significant accounting policies
447	2	Segment reporting

450	Income statement notes
450	3	Net interest income and other net income from financial instruments measured at fair value through profit or loss
451	4	Net fee and commission income
451	5	Other income
452	6	Personnel expenses
452	7	General and administrative expenses
453	8	Income taxes

456	Balance sheet notes
456	9	Financial assets at amortized cost and other positions in scope of expected credit loss measurement
461	10	Derivative instruments
463	11	Financial assets measured at fair value through other comprehensive income
463	12	Property, equipment and software
464	13	Goodwill and intangible assets
467	14	Other assets
467	15	Amounts due to banks, customer deposits, and funding from UBS Group AG and its subsidiaries
468	16	Debt issued designated at fair value
469	17	Debt issued measured at amortized cost
471	18	Provisions and contingent liabilities
477	19	Other liabilities

478	Additional information
478	20	Expected credit loss measurement
489	21	Fair value measurement
505	22	Offsetting financial assets and financial liabilities
507	23	Restricted and transferred financial assets
510	24	Maturity analysis of financial liabilities
512	25	Hedge accounting
516	26	Post-employment benefit plans
528	27	Employee benefits: variable compensation
533	28	Interests in subsidiaries and other entities
539	29	Changes in organization and acquisitions and disposals of subsidiaries and businesses
540	30	Finance lease receivables
541	31	Related parties
544	32	Invested assets and net new money
545	33	Currency translation rates
545	34	Events after the reporting period
546	35	Main differences between IFRS and Swiss GAAP
549	36	Supplemental guarantor information required under SEC regulations

Management’s report on internal control over financial reporting

Management’s responsibility for internal control over financial reporting

The Board of Directors and management of UBS Group AG (UBS) are responsible for establishing and maintaining adequate internal control over financial reporting. UBS’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

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

Management’s assessment of internal control over financial reporting as of 31 December 2020

UBS management has assessed the effectiveness of UBS’s internal control over financial reporting as of 31 December 2020  based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management believes that, as of 31 December 2020, UBS’s internal control over financial reporting was effective.

The effectiveness of UBS’s internal control over financial reporting as of 31 December 2020  has been audited by Ernst & Young Ltd, UBS’s independent registered public accounting firm, as stated in their report appearing on page 270, which expresses an unqualified opinion on the effectiveness of UBS’s internal control over financial reporting as of 31 December 2020.

Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

Report of Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited UBS Group AG and subsidiaries' internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, UBS Group AG and subsidiaries ("the Group") maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2020 and 2019, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2020, and the related notes and our report dated 4 March 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Basel, 4 March 2021

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UBS Group AG and subsidiaries ("the Group") as of 31 December 2020 and 2019, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2020, and the related notes to the consolidated financial statements, including the information identified as "audited" as described in Note 1 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 4 March 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group's Board of Directors. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

EY
Building a better working world

2

Valuation of complex or illiquid instruments at fair value in accordance with IFRS 9 and IFRS 13

Description of the Matter	At 31 December 2020, as explained in Notes 1 and 21 to the consolidated financial statements, the Group held financial assets and liabilities measured at fair value of USD 404,805 million and USD 325,069 million, including financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets and liabilities at fair value not held for trading, other financial liabilities designated at fair value and debt issued designated at fair value. In determining the fair value of these financial instruments, the Group used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required significant management judgment. Auditing management's judgments and assumptions used in the estimation of the fair value of these instruments was complex due to the highly judgmental nature of valuation techniques, modelling assumptions and significant unobservable inputs. This included consideration of any incremental risk arising from the impact of COVID-19 on valuation techniques and supporting external marks. The valuation techniques that required judgement were comprised of discounted cash flow and earnings-based valuation techniques. Judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, volatility, and correlation.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instruments valuation processes, including controls over market data inputs, model and methodology governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models, as outlined above, by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of specialists, using independent models and inputs, and comparing inputs to available market data among other procedures. In addition, we evaluated the methodology and inputs used by management in determining valuation adjustments, including funding and credit fair value adjustments, on uncollateralized derivatives and fair value option liabilities. We also assessed management's disclosures regarding fair value measurement (within Notes 1 and 21 to the consolidated financial statements).

Recognition of deferred tax assets

Description of the Matter	At 31 December 2020, the Group's deferred tax assets ("DTA") were USD 9,212 million (see Note 8 to the consolidated financial statements). DTAs are recognized to the extent it is probable that taxable profits will be available, against which, the deductible temporary differences or the carryforward of unused tax losses within the loss carryforward period can be utilized. There is significant judgment exercised when estimating the future taxable income that is not based on the reversal of taxable temporary differences. Management's estimate of future taxable profits is based on the strategic plans and is sensitive to the assumptions made

EY
Building a better working world

3

in estimating future taxable income. Additionally, management supports a portion of the DTA with tax planning strategies.

Auditing management's assessment of the realizability of the Group's DTAs was complex due to the highly judgmental nature of estimating future taxable profits over the life of the underlying tax loss carryforwards. Estimating future profitability is inherently subjective as it is sensitive to future economic, market and other conditions, which are difficult to predict. Specifically, some of the more subjective key macro-economic assumptions used included gross domestic product growth rates, equity market performance, and interest rates. The subjectivity of these assumptions has increased due to the uncertain projected impact of COVID-19. Additionally, auditing tax planning strategies requires specific tax knowledge and understanding of the applicable tax laws, which are complex and require judgment in the interpretation of such laws and the related application.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over DTA valuation, which included the assumptions used in developing the strategic plans, tax planning strategies and estimating future taxable income. We assessed the completeness and accuracy of the data used for the estimations of future taxable income. This included recalculating the outputs of the models applied to the recognition process for DTAs. We involved specialists to assist in assessing the key economic assumptions embedded in the strategic plans. We compared key assumptions used to forecast future taxable income to externally available historical and prospective data and assumptions, and assessed the sensitivity of the outcomes using reasonably possible changes in assumptions. In addition, we assessed the appropriateness and impact of management's tax planning strategies by evaluating whether these strategies were available, feasible, and prudent. This evaluation was based on applicable tax laws and an assessment of management's interpretations of such tax laws, our understanding of the Group's business and industry, and the Group's ability to implement the strategies. We also assessed management's disclosure regarding recognized and unrecognized deferred tax assets (within Note 8 to the consolidated financial statements).

Legal provisions & contingent liabilities

Description of the Matter	At 31 December 2020, the Group's provisions for litigation, regulatory and similar matters (legal provisions) were USD 2,135 million. As explained in Note 18 to the consolidated financial statements, the Group operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcomes may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the legal provisions which have been established and contingent liabilities.

EY
Building a better working world

4

Auditing management's assessment of legal provisions and contingent liabilities was complex and judgmental due to the significant estimation required to evaluate management's estimate of the amount and the probability that an outflow of resources will be required for existing legal matters. In particular, these legal provisions are based on management's estimation of the likelihood of the occurrence of certain scenarios and related impact on the Group's financial position.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operational effectiveness of management's controls over the legal provision and contingencies process. Our procedures included testing management's review of the accuracy of the inputs to the estimation of the likelihood of the occurrence of certain scenarios and related impact on the Group's financial position.

We assessed the methodologies on which the provision amounts were based with the involvement of specialists, recalculated the provisions, and tested the underlying information. We inspected legal analyses of the matters supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as necessary.

We also assessed management's disclosure regarding legal provisions and contingent liabilities (within Note 18 to the consolidated financial statements).

Expected credit losses

Description of the Matter

At 31 December 2020, the Group's allowances and provisions for expected credit losses ("ECL") was USD 1,468 million. As explained in Note 1, Note 9 and Note 20 to the consolidated financial statements, ECL is recognized for financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, fee and lease receivables, financial guarantees and irrevocable loan commitments. ECL is also recognized on the undrawn portion of revolving revocable credit lines, which include the Group's credit card limits and master credit facilities. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for impairment (stage 3), as well as losses inherent in the loan portfolio that are not specifically identified (stage 1 and stage 2). Management's ECL estimates represent the difference between contractual cash flows and those the Group expects to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the following principal factors: probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD").

Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios, their probability weightings, and the credit risk models used to estimate stage 1 and stage 2 ECL. In the current unprecedented economic environment resulting from the COVID-19 pandemic, ECL estimation requires higher management judgement, specifically within the following two areas: (i) scenario selection, including assumptions about the scenario severity, the form and shape of the recovery pattern, and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights; and, (ii) the impact on

EY
Building a better working world

5

the ECL models, including related model overlays implemented by management, since the output from historic data based ECL models may be less appropriate.

Additionally, auditing the measurement of individual ECL for stage 3 was complex due to the high degree of judgment involved in management's process for estimating ECL based on LGD assumptions. These LGD assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of, and the probability weighting assigned to, the forward-looking economic scenarios used in measuring ECL. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and any related overlays. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of model input data, calculation logic, output data used in the overall ECL calculation, and any related overlays. With the support of specialists, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures.

For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from the debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures.

We also assessed management's disclosures regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (Note 1, Note 9 and Note 20 to the consolidated financial statements).

Ernst & Young Ltd

Ernst & Young Ltd

We have served as the Group's auditor since 1998.

Basel, Switzerland

4 March 2021

Consolidated financial statements | UBS Group AG consolidated financial statements

UBS Group AG consolidated financial statements

Primary financial statements and share information

Audited |

Income statement
		For the year ended
USD million	Note	31.12.20	31.12.19	31.12.18
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	8,810	10,684	10,100
Interest expense from financial instruments measured at amortized cost	3	(4,247)	(7,194)	(6,391)
Net interest income from financial instruments measured at fair value through profit or loss	3	1,299	1,011	1,338
Net interest income	3	5,862	4,501	5,048
Other net income from financial instruments measured at fair value through profit or loss	3	6,960	6,842	6,960
Credit loss (expense) / release	20	(694)	(78)	(118)
Fee and commission income	4	20,961	19,110	19,598
Fee and commission expense	4	(1,775)	(1,696)	(1,703)
Net fee and commission income	4	19,186	17,413	17,895
Other income	5	1,076	212	428
Total operating income		32,390	28,889	30,213
Personnel expenses	6	17,224	16,084	16,132
General and administrative expenses	7	4,885	5,288	6,797
Depreciation and impairment of property, equipment and software	12	2,069	1,765	1,228
Amortization and impairment of goodwill and intangible assets	13	57	175	65
Total operating expenses		24,235	23,312	24,222
Operating profit / (loss) before tax		8,155	5,577	5,991
Tax expense / (benefit)	8	1,583	1,267	1,468
Net profit / (loss)		6,572	4,310	4,522
Net profit / (loss) attributable to non-controlling interests		15	6	7
Net profit / (loss) attributable to shareholders		6,557	4,304	4,516

Earnings per share (USD)
Basic		1.83	1.17	1.21
Diluted		1.77	1.14	1.18

Statement of comprehensive income
		For the year ended
USD million	Note	31.12.20	31.12.19	31.12.18

Comprehensive income attributable to shareholders
Net profit / (loss)		6,557	4,304	4,516

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax		2,103	200	(725)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax		(936)	(134)	181
Foreign currency translation differences on foreign operations reclassified to the income statement		(7)	52	3
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement		2	(14)	2
Income tax relating to foreign currency translations, including the effect of net investment hedges		(67)	0	(2)
Subtotal foreign currency translation, net of tax		1,095[1]	104	(541)
Financial assets measured at fair value through other comprehensive income	11
Net unrealized gains / (losses), before tax		223	189	(56)
Realized gains reclassified to the income statement from equity		(40)	(33)	0
Realized losses reclassified to the income statement from equity		0	2	0
Income tax relating to net unrealized gains / (losses)		(48)	(41)	12
Subtotal financial assets measured at fair value through other comprehensive income, net of tax		136	117	(45)
Cash flow hedges of interest rate risk	25
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax		2,012	1,571	(42)
Net (gains) / losses reclassified to the income statement from equity		(770)	(175)	(294)
Income tax relating to cash flow hedges		(231)	(253)	67
Subtotal cash flow hedges, net of tax		1,011[2]	1,143	(269)
Cost of hedging	25
Change in fair value of cost of hedging, before tax		(46)
Amortization of initial cost of hedging to the income statement		33
Income tax relating to cost of hedging		0
Subtotal cost of hedging, net of tax		(13)
Total other comprehensive income that may be reclassified to the income statement, net of tax		2,230	1,363	(855)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans	26
Gains / (losses) on defined benefit plans, before tax		(327)[3]	(146)	(220)
Income tax relating to defined benefit plans		109	(41)	276
Subtotal defined benefit plans, net of tax		(218)	(186)	56
Own credit on financial liabilities designated at fair value	21
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax		(293)	(400)	517
Income tax relating to own credit on financial liabilities designated at fair value		0	8	(8)
Subtotal own credit on financial liabilities designated at fair value, net of tax		(293)	(392)	509
Total other comprehensive income that will not be reclassified to the income statement, net of tax		(511)	(578)	565

Total other comprehensive income		1,719	785	(290)
Total comprehensive income attributable to shareholders		8,276	5,089	4,225

Table continues on the next page.

Consolidated financial statements | UBS Group AG consolidated financial statements

Statement of comprehensive income (continued)

Table continued from previous page.

		For the year ended
USD million	Note	31.12.20	31.12.19	31.12.18

Comprehensive income attributable to non-controlling interests
Net profit / (loss)		15	6	7

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax		21	(4)	(1)
Income tax relating to foreign currency translation movements		0	0	0
Subtotal foreign currency translation, net of tax		21	(4)	(1)
Total other comprehensive income that will not be reclassified to the income statement, net of tax		21	(4)	(1)
Total comprehensive income attributable to non-controlling interests		36	2	5

Total comprehensive income
Net profit / (loss)		6,572	4,310	4,522
Other comprehensive income		1,740	781	(292)
of which: other comprehensive income that may be reclassified to the income statement		2,230	1,363	(855)
of which: other comprehensive income that will not be reclassified to the income statement		(490)	(582)	563
Total comprehensive income		8,312	5,091	4,231

1 Mainly driven by the strengthening of the Swiss franc (9%) and the euro (9%) against the US dollar.    2 Mainly reflects an increase in net unrealized gains on US dollar hedging derivatives resulting from decreases in the relevant long-term US dollar interest rates, partly offset by the reclassification of net gains on hedging instruments from OCI to the income statement as the hedged forecast cash flows affected profit or loss.    3 Mainly includes a net pre-tax OCI loss of USD 276 million related to the Swiss pension plan (primarily driven by an extraordinary employer contribution of USD 235 million that increased the gross plan assets, but led to an OCI loss as no net pension asset could be recognized on the balance sheet as of 31 December 2020 due to the asset ceiling) and a net pre-tax OCI loss of USD 61 million related to the UK pension plan (driven by an increase in the defined benefit obligation, mainly resulting from a lower discount rate). Refer to Note 26 for more information.

Balance sheet
USD million	Note	31.12.20	31.12.19

Assets
Cash and balances at central banks		158,231	107,068
Loans and advances to banks	9	15,444	12,447
Receivables from securities financing transactions	9, 22	74,210	84,245
Cash collateral receivables on derivative instruments	9, 22	32,737	23,289
Loans and advances to customers	9	379,528	326,786
Other financial assets measured at amortized cost	9, 14a	27,194	22,980
Total financial assets measured at amortized cost		687,345	576,815
Financial assets at fair value held for trading	21	125,397	127,514
of which: assets pledged as collateral that may be sold or repledged by counterparties		47,098	41,285
Derivative financial instruments	10, 21, 22	159,617	121,841
Brokerage receivables	21	24,659	18,007
Financial assets at fair value not held for trading	21	80,364	83,944
Total financial assets measured at fair value through profit or loss		390,037	351,307
Financial assets measured at fair value through other comprehensive income	11, 21	8,258	6,345
Investments in associates	28b	1,557	1,051
Property, equipment and software	12	13,109	12,804
Goodwill and intangible assets	13	6,480	6,469
Deferred tax assets	8	9,212	9,548
Other non-financial assets	14b	9,768	7,856
Total assets		1,125,765	972,194

Liabilities
Amounts due to banks	15	11,050	6,570
Payables from securities financing transactions	22	6,321	7,778
Cash collateral payables on derivative instruments	22	37,312	31,415
Customer deposits	15	524,605	448,284
Debt issued measured at amortized cost	17	139,232	110,497
Other financial liabilities measured at amortized cost	19a	9,729	9,712
Total financial liabilities measured at amortized cost		728,250	614,256
Financial liabilities at fair value held for trading	21	33,595	30,591
Derivative financial instruments	10, 21, 22	161,102	120,880
Brokerage payables designated at fair value	21	38,742	37,233
Debt issued designated at fair value	16, 21	61,243	66,809
Other financial liabilities designated at fair value	19b, 21	30,387	35,940
Total financial liabilities measured at fair value through profit or loss		325,069	291,452
Provisions	18a	2,828	2,974
Other non-financial liabilities	19c	9,854	8,837
Total liabilities		1,066,000	917,519

Equity
Share capital		338	338
Share premium		16,753	18,064
Treasury shares		(4,068)	(3,326)
Retained earnings		38,776	34,122
Other comprehensive income recognized directly in equity, net of tax		7,647	5,303
Equity attributable to shareholders		59,445	54,501
Equity attributable to non-controlling interests		319	174
Total equity		59,765	54,675
Total liabilities and equity		1,125,765	972,194

Consolidated financial statements | UBS Group AG consolidated financial statements

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 31 December 2017	338	23,598	(2,210)	25,932
Effect of adoption of IFRS 9				(518)
Effect of adoption of IFRS 15				(25)
Effect of retained earnings restatement[2]				(32)
Balance as of 1 January 2018 after the adoption of IFRS 9 and IFRS 15 and restatement of retained earnings	338	23,598	(2,210)	25,357
Issuance of share capital	0
Acquisition of treasury shares			(1,608)[3]
Delivery of treasury shares under share-based compensation plans		(1,009)	1,137
Other disposal of treasury shares			50[3]
Premium on shares issued and warrants exercised		22
Share-based compensation expensed in the income statement		676
Tax (expense) / benefit		4
Dividends		(2,440)[4]
Translation effects recognized directly in retained earnings				(21)
New consolidations / (deconsolidations) and other increases / (decreases)		(7)
Total comprehensive income for the year				5,080
of which: net profit / (loss)				4,516
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				56
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				509
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2018	338	20,843	(2,631)	30,416
Effect of adoption of IFRIC 23				(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	20,843	(2,631)	30,405
Issuance of share capital	0
Acquisition of treasury shares			(1,771)[3]
Delivery of treasury shares under share-based compensation plans		(886)	983
Other disposal of treasury shares		(2)	94[3]
Premium on shares issued and warrants exercised		29
Share-based compensation expensed in the income statement		619
Tax (expense) / benefit		11
Dividends		(2,544)[4]
Translation effects recognized directly in retained earnings				(9)
New consolidations / (deconsolidations) and other increases / (decreases)		(6)
Total comprehensive income for the year				3,726
of which: net profit / (loss)				4,304
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(186)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(392)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2019	338	18,064	(3,326)	34,122

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets at fair value through other comprehensive income	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
4,838	4,466	13	360		52,495	59	52,554
(74)		(74)			(591)		(591)
					(25)		(25)
					(32)		(32)
4,764	4,466	(61)	360		51,847	59	51,906
					0		0
					(1,608)		(1,608)
					128		128
					50		50
					22		22
					676		676
					4		4
					(2,440)	(10)	(2,450)
21		3	18		0		0
					(7)	122	115
(855)	(541)	(45)	(269)		4,225	5	4,231
					4,516	7	4,522
(855)	(541)	(45)	(269)		(855)		(855)
					56		56
					509		509
					0	(1)	(1)
3,930	3,924	(103)	109		52,896	176	53,071
					(11)		(11)
3,930	3,924	(103)	109		52,885	176	53,060
					0		0
					(1,771)		(1,771)
					97		97
					92		92
					29		29
					619		619
					11		11
					(2,544)	(8)	(2,552)
9		0	9		0		0
					(6)	5	(1)
1,363	104	117	1,143		5,089	2	5,091
					4,304	6	4,310
1,363	104	117	1,143		1,363		1,363
					(186)		(186)
					(392)		(392)
					0	(4)	(4)
5,303	4,028	14	1,260		54,501	174	54,675

Consolidated financial statements | UBS Group AG consolidated financial statements

Statement of changes in equity (continued)
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 31 December 2019	338	18,064	(3,326)	34,122
Issuance of share capital
Acquisition of treasury shares			(1,584)[3]
Delivery of treasury shares under share-based compensation plans		(628)	719
Other disposal of treasury shares		(11)	123[3]
Premium on shares issued and warrants exercised
Share-based compensation expensed in the income statement		691[5]
Tax (expense) / benefit		18
Dividends		(1,304)[4]		(1,304)[4]
Translation effects recognized directly in retained earnings				(49)
Share of changes in retained earnings of associates and joint ventures				(40)
New consolidations / (deconsolidations) and other increases / (decreases)[6]		(76)
Total comprehensive income for the year				6,046
of which: net profit / (loss)				6,557
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(218)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(293)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2020	338	16,753	(4,068)	38,776

1 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.    2 Opening retained earnings as of 1 January 2018 have been restated to reflect a reduction of USD 32 million in connection with the retrospective recognition of a USD 43 million increase in compensation-related liabilities and an USD 11 million increase in deferred tax assets. Refer to Note 1b for more information.    3 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market-maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.    4 Reflects the payment of an ordinary cash dividend of USD 0.73 (2019: CHF 0.70, 2018: CHF 0.65) per dividend-bearing share. From 2020 onward, Swiss tax law effective 1 January 2020 requires that Switzerland-domiciled companies with shares listed on a stock exchange pay no more than 50% of dividends from capital contribution reserves, with the remainder required to be paid from retained earnings.    5 During 2020, UBS modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees, resulting in an increase of approximately USD 110 million in share premium for equity-settled awards. Refer to Note 1b for more information.    6 Mainly relates to the establishment of a banking partnership with Banco do Brasil. Refer to Note 29 for more information.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets at fair value through other comprehensive income	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
5,303	4,028	14	1,260		54,501	174	54,675
					0		0
					(1,584)		(1,584)
					90		90
					112		112
					0		0
					691		691
					18		18
					(2,607)	(6)	(2,613)
49		0	49		0		0
					(40)		(40)
65	65				(12)	115	103
2,230	1,095	136	1,011	(13)	8,276	36	8,312
					6,557	15	6,572
2,230	1,095	136	1,011	(13)	2,230		2,230
					(218)		(218)
					(293)		(293)
					0	21	21
7,647	5,188	151	2,321	(13)	59,445	319	59,765

Consolidated financial statements | UBS Group AG consolidated financial statements

Share information and earnings per share

Ordinary share capital

As of 31 December 2020, UBS Group AG had 3,859,055,395 issued shares with a nominal value of CHF 0.10 each, leading to a share capital of CHF 385,905,539.50.

Conditional share capital

As of 31 December 2020, the following conditional share capital was available to UBS Group AG’s Board of Directors (BoD):

–   A maximum of CHF 38,000,000 represented by up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10 each, to be issued through the voluntary or mandatory exercise of conversion rights and / or warrants granted in connection with the issuance of bonds or similar financial instruments on national or international capital markets. This conditional capital allowance was approved at the Extraordinary General Meeting (EGM) held on 26 November 2014, originally approved at the Annual General Meeting (AGM) of UBS AG on 14 April 2010. The BoD has not made use of such allowance.

–   A maximum of CHF 12,170,583 represented by 121,705,830 fully paid registered shares with a nominal value of CHF 0.10 each, to be issued upon exercise of employee options and stock appreciation rights issued to employees and members of the management and of the BoD of UBS Group AG and its subsidiaries. This conditional capital allowance was approved by the shareholders at the same EGM in 2014.

Authorized share capital

UBS Group AG had no authorized capital available to issue on 31 December 2020.

Share repurchase program

In March 2018, UBS initiated a share repurchase program of up to CHF 2 billion over a three-year period. Under this program, UBS repurchased 31 million shares totaling USD 364 million in 2020 (2019: 69 million shares totaling USD 806 million).

The program was completed on 2 February 2021 and the shares repurchased under the program are expected to be canceled by means of a capital reduction, to be proposed for shareholder approval at the 2021 AGM.

In February 2021, UBS commenced a new three-year share repurchase program of up to CHF 4 billion.

	As of or for the year ended
	31.12.20	31.12.19	31.12.18

Shares outstanding
Shares issued
Balance at the beginning of the year	3,859,055,395	3,855,634,749	3,853,096,603
Shares issued		3,420,646	2,538,146
Balance at the end of the year	3,859,055,395	3,859,055,395	3,855,634,749
Treasury shares
Balance at the beginning of the year	243,021,296	166,467,802	132,301,550
Acquisitions	128,372,257	146,876,692	103,979,927
Disposals	(63,916,551)	(70,323,198)	(69,813,675)
Balance at the end of the year	307,477,002	243,021,296	166,467,802
Shares outstanding	3,551,578,393	3,616,034,099	3,689,166,947

Basic and diluted earnings (USD million)
Net profit / (loss) attributable to shareholders for basic EPS	6,557	4,304	4,516
Less: (profit) / loss on own equity derivative contracts	(1)	0	(2)
Net profit / (loss) attributable to shareholders for diluted EPS	6,556	4,304	4,514

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,583,176,189	3,663,278,238	3,730,297,877
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding[2]	123,852,137	103,881,600	111,271,269
Weighted average shares outstanding for diluted EPS	3,707,028,326	3,767,159,838	3,841,569,146

Earnings per share (USD)
Basic	1.83	1.17	1.21
Diluted	1.77	1.14	1.18

Potentially dilutive instruments[3]
Employee share-based compensation awards	2,536,789		3,605,198
Other equity derivative contracts	11,414,728	21,632,879	11,912,450
Total	13,951,517	21,632,879	15,517,648

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 The weighted average number of shares for notional employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of the awards.    3 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

Statement of cash flows
	For the year ended
USD million	31.12.20	31.12.19	31.12.18

Cash flow from / (used in) operating activities
Net profit / (loss)	6,572	4,310	4,522
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	2,069	1,765	1,228
Amortization and impairment of goodwill and intangible assets	57	175	65
Credit loss expense / (release)	694	78	118
Share of net profits of associates / joint ventures and impairment of associates	(84)	(45)	(528)
Deferred tax expense / (benefit)	352	477	425
Net loss / (gain) from investing activities	(698)	220	(46)
Net loss / (gain) from financing activities	3,246	6,493	(4,828)
Other net adjustments	(8,076)	854	(1,179)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	3,586	(4,336)	3,504
Securities financing transactions	9,588	8,678	(11,230)
Cash collateral on derivative instruments	(3,487)	2,839	(1,447)
Loans and advances to customers	(33,656)	(3,128)	(5,213)
Customer deposits	51,805	23,217	9,138
Financial assets and liabilities at fair value held for trading and derivative financial instruments	11,259	(18,829)	11,107
Brokerage receivables and payables	(5,199)	(2,347)	11,432
Financial assets at fair value not held for trading, other financial assets and liabilities	320	33	11,115
Provisions, other non-financial assets and liabilities	(387)	55	1,682
Income taxes paid, net of refunds	(1,002)	(804)	(951)
Net cash flow from / (used in) operating activities	36,958	19,705	28,913

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(46)	(26)	(287)
Disposal of subsidiaries, associates and intangible assets[1]	674	114	137
Purchase of property, equipment and software	(1,854)	(1,584)	(1,688)
Disposal of property, equipment and software	366	11	114
Purchase of financial assets measured at fair value through other comprehensive income	(6,290)	(3,424)	(1,999)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	4,530	3,913	1,361
Net (purchase) / redemption of debt securities measured at amortized cost	(4,166)	(562)	(3,770)
Net cash flow from / (used in) investing activities	(6,785)	(1,558)	(6,132)

Table continues on the next page.

Consolidated financial statements | UBS Group AG consolidated financial statements

Statement of cash flows (continued)

Table continued from previous page.
	For the year ended
USD million	31.12.20	31.12.19	31.12.18

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	23,845	(17,149)	(12,245)
Net movements in treasury shares and own equity derivative activity	(1,387)	(1,559)	(1,431)
Distributions paid on UBS shares	(2,607)	(2,544)	(2,440)
Repayment of lease liabilities	(569)	(518)
Issuance of long-term debt, including debt issued designated at fair value	80,255	65,047	60,682
Repayment of long-term debt, including debt issued designated at fair value	(87,098)	(68,883)	(44,344)
Net changes in non-controlling interests and preferred notes	(6)	(8)	(31)
Net cash flow from / (used in) financing activities	12,432	(25,614)	190

Total cash flow
Cash and cash equivalents at the beginning of the year	119,873	126,079	104,834
Net cash flow from / (used in) operating, investing and financing activities	42,605	(7,467)	22,971
Effects of exchange rate differences on cash and cash equivalents	11,052	1,261	(1,726)
Cash and cash equivalents at the end of the year[2]	173,531	119,873	126,079
of which: cash and balances at central banks[3]	158,088	106,957	108,268
of which: loans and advances to banks	14,028	11,386	15,678
of which: money market paper[4]	1,415	1,530	2,133

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	11,915	15,315	14,645
Interest paid in cash	6,320	10,769	9,206
Dividends on equity investments, investment funds and associates received in cash[5]	1,901	3,145	2,322

1 Includes cash proceeds from the sale of the majority stake in Fondcenter AG of USD 426 million for the year ended 31 December 2020. Refer to Note 29 for more information. Also includes dividends received from associates.    2 USD 3,828 million, USD 3,192 million and USD 5,245 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 December 2020, 31 December 2019 and 31 December 2018, respectively. Refer to Note 23 for more information.    3 Includes only balances with an original maturity of three months or less.    4 Money market paper is included in the balance sheet under Financial assets at fair value held for trading (31 December 2020: USD 117 million; 31 December 2019: USD 235 million; 31 December 2018: USD 366 million), Financial assets measured at fair value through other comprehensive income (31 December 2020: USD 178 million; 31 December 2019: USD 24 million; 31 December 2018: USD 8 million), Financial assets at fair value not held for trading (31 December 2020: USD 536 million; 31 December 2019: USD 920 million; 31 December 2018: USD 1,556 million) and Other financial assets measured at amortized cost (31 December 2020: USD 584 million; 31 December 2019: USD 351 million; 31 December 2018: USD 204 million).    5 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

Changes in liabilities arising from financing activities
USD million	Debt issued measured at amortized cost	of which: short-term	of which: long-term	Debt issued designated at fair value	Over-the-counter debt instruments[2]	Total
Balance as of 1 January 2019	132,271	39,025	93,246	57,031	2,450	191,752
Cash flows	(22,704)	(17,149)	(5,555)	2,144	(425)	(20,985)
Non-cash changes	930	(39)	969	7,634	(3)	8,560
of which: foreign currency translation	(476)	(39)	(438)	212	(6)	(270)
of which: fair value changes				7,421	3	7,424
of which: other[1]	1,406		1,406			1,406
Balance as of 31 December 2019	110,497	21,837	88,660	66,809	2,022	179,327
Cash flows	22,428	23,845	(1,417)	(5,420)	(6)	17,002
Non-cash changes	6,308	984	5,324	(146)	44	6,207
of which: foreign currency translation	4,980	984	3,995	1,764	81	6,824
of which: fair value changes				(1,909)	(37)	(1,946)
of which: other[1]	1,328		1,328			1,328
Balance as of 31 December 2020	139,232	46,666	92,566	61,243	2,060	202,535

1 Includes the effect of fair value hedges on long-term debt. Refer to Note 1a item 2j and Note 17 for more information.    2 Included in balance sheet line Other financial liabilities designated at fair value.

Notes to the UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies

The following table provides an overview of information included in this Note.

288	a) Significant accounting policies
288	Basis of accounting
288	1) Consolidation
289	2) Financial instruments
289	a. Recognition
289	b. Classification, measurement and presentation
293	c. Loan commitments and financial guarantees
293	d. Interest income and expense
293	e. Derecognition
293	f. Fair value of financial instruments
294	g. Allowances and provisions for expected credit losses
297	h. Restructured and modified financial assets
297	i. Offsetting
298	j. Hedge accounting

298	3) Fee and commission income and expenses
299	4) Cash and cash equivalents
299	5) Share-based and other deferred compensation plans
299	6) Post-employment benefit plans
300	7) Income taxes
301	8) Investments in associates
301	9) Property, equipment and software
301	10) Goodwill and intangible assets
302	11) Provisions and contingent liabilities
302	12) Foreign currency translation
303	13) Equity, treasury shares and contracts on UBS Group AG shares
303	14) Leasing

304	b) Changes in accounting policies, comparability and other adjustments

305	c) International Financial Reporting Standards and Interpretations to be adopted in 2021 and later and other changes

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

a) Significant accounting policies

This Note describes the significant accounting policies applied in the preparation of the consolidated financial statements (the Financial Statements) of UBS Group AG and its subsidiaries (UBS or the Group). On 25 February 2021, the Financial Statements were authorized for issue by the Board of Directors.

Basis of accounting

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD).

Disclosures marked as audited in the “Risk, capital, liquidity and funding, and balance sheet” section of this report form an integral part of the Financial Statements. These disclosures relate to requirements under IFRS 7, Financial Instruments: Disclosures,  and IAS 1, Presentation of Financial Statements,  and are not repeated in this section.

The accounting policies described in this Note have been applied consistently in all years presented unless otherwise stated in Note 1b. In addition, effective from 1 January 2019, the Group applies IFRS 16, Leases,  which sets out the principles for the recognition, measurement, presentation and disclosure of leases. Within this Note, policies applied for periods that differ from those applied to the financial year ended 31 December 2020 are identified as “Comparative policy.”

Critical accounting estimates and judgments

Preparation of these Financial Statements under IFRS requires management to apply judgment and make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and liabilities, and may involve significant uncertainty at the time they are made. Such estimates and assumptions are based on the best available information. UBS regularly reassesses such estimates and assumptions, which encompass historical experience, expectations of the future and other pertinent factors, to determine their continuing relevance based on current conditions, updating them as necessary. Changes in those estimates and assumptions may have a significant effect on the Financial Statements. Furthermore, actual results may differ significantly from UBS’s estimates, which could result in significant losses to the Group, beyond what was anticipated or provided for.

The following areas contain estimation uncertainty or require critical judgment and have a significant effect on amounts recognized in the Financial Statements:

–     expected credit loss measurement (refer to item 2g in this Note and to Note 20);

–     fair value measurement (refer to item 2f in this Note and to Note 21);

–     income taxes (refer to item 7 in this Note and to Note 8);

–     provisions and contingent liabilities (refer to item 11 in this Note and to Note 18);

–     post-employment benefit plans (refer to item 6 in this Note and to Note 26);

–     goodwill (refer to item 10 in this Note and to Note 13); and

–     consolidation of structured entities (refer to item 1 in this Note and to Note 28).

1) Consolidation

The Financial Statements comprise the financial statements of the parent company (UBS Group AG) and its subsidiaries, presented as a single economic entity; intercompany transactions and balances have been eliminated. UBS consolidates all entities that it controls, including structured entities (SEs), which is the case when it has: (i) power over the relevant activities of the entity; (ii) exposure to an entity‘s variable returns; and (iii) the ability to use its power to affect its own returns.

Consideration is given to all facts and circumstances to determine whether the Group has power over another entity, i.e., the current ability to direct the relevant activities of an entity when decisions about those activities need to be made.

Subsidiaries, including SEs, are consolidated from the date when control is gained and deconsolidated from the date when control ceases. Control, or the lack thereof, is reassessed if facts and circumstances indicate that there is a change to one or more elements required to establish that control is present.

Business combinations are accounted for using the acquisition method. The amount of non-controlling interest is measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

›   Refer to Note 28  for more information

Critical accounting estimates and judgments

Each individual entity is assessed for consolidation in line with the aforementioned consolidation principles. The assessment of control can be complex and requires the use of significant judgment, in particular in determining whether UBS has power over the entity. As the nature and extent of UBS’s involvement is unique for each entity, there is no uniform consolidation outcome by entity. Certain entities within a class may be consolidated while others may not. When carrying out the consolidation assessment, judgment is exercised considering all the relevant facts and circumstances, including the nature and activities of the investee, as well as the substance of voting and similar rights.

›   Refer to Note 28  for more information

Note 1  Summary of significant accounting policies (continued)

2) Financial instruments

a. Recognition

UBS recognizes financial instruments when it becomes a party to contractual provisions of an instrument. UBS applies settlement date accounting to all standard purchases and sales of non-derivative financial instruments.

In transactions where UBS acts as a transferee, to the extent such financial asset transfer does not qualify for derecognition by the transferor, UBS does not recognize the transferred instrument as its asset.

UBS also acts in a fiduciary capacity, which results in it holding or placing assets on behalf of individuals, trusts, retirement benefit plans and other institutions. Unless these items meet the definition of an asset and the recognition criteria are satisfied, such assets are not recognized on UBS’s balance sheet and the related income is excluded from the Financial Statements.

Client cash balances associated with derivatives clearing and execution services are not recognized on the balance sheet if, through contractual agreement, regulation or practice, UBS neither obtains benefits from nor controls such cash balances.

b. Classification, measurement and presentation

Financial assets

All financial instruments are on initial recognition measured at fair value and classified as measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). For financial instruments subsequently measured at amortized cost or FVOCI, the initial fair value is adjusted for directly attributable transaction costs.

Where the contractual terms of a debt instrument result in cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding, the debt instrument is classified as measured at amortized cost if it is held within a business model that has an objective to hold financial assets to collect contractual cash flows, or at FVOCI if it is held within a business model with the objective being achieved by both collecting contractual cash flows and selling financial assets.

All other financial assets are measured at FVTPL, including those held for trading or those managed on a fair value basis, except for derivatives designated in a hedge relationship, in which case hedge accounting requirements apply (refer to item 2j in this Note for more information).

Business model assessment and contractual cash flow characteristics

UBS determines the nature of a business model by considering the way financial assets are managed to achieve a particular business objective.

In assessing whether the contractual cash flows are SPPI, the Group considers whether the contractual terms of the financial asset contain a term that could change the timing or amount of contractual cash flows arising over the life of the instrument.

Financial liabilities

Financial liabilities measured at amortized cost

Debt issued measured at amortized cost includes contingent capital instruments containing contractual provisions under which the principal amounts would be written down or converted into equity upon either a specified common equity tier 1 (CET1) ratio breach or a determination by the Swiss Financial Market Supervisory Authority (FINMA) that a viability event has occurred. Such contractual provisions are not derivatives, as the underlying is deemed to be a non-financial variable specific to a party to the contract.

Where there is a legal bail-in mechanism for write-down or conversion into equity (as is the case, for instance, with senior unsecured debt issued by the Group that is subject to write-down or conversion under resolution authority granted to FINMA under Swiss law), the amortized cost accounting treatment applied to these instruments is not affected.

If the debt were to be written down or converted into equity in a future period, it would be partially or fully derecognized, with the difference between its carrying amount and the fair value of any equity issued recognized in the income statement.

A gain or loss is recognized in Other income when debt issued is subsequently repurchased for market-making or other activities. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

Financial liabilities measured at fair value through profit or loss

UBS designates certain issued debt instruments as financial liabilities at fair value through profit or loss, on the basis that such financial instruments include embedded derivatives and / or are managed on a fair value basis (refer to the table below for more information), in which case bifurcation of the embedded derivative component is not required. Financial instruments including embedded derivatives arise predominantly from the issuance of certain structured debt instruments.

Measurement and presentation

After initial recognition, UBS classifies, measures and presents its financial assets and liabilities in accordance with IFRS 9, as described in the table on the following pages.

Consolidated financial statements | UBS Group AG consolidated financial statements

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

Measured at amortized cost using the effective interest method less allowances for expected credit losses (ECL) (refer to items 2d and 2g in this Note for more information).

The following items are recognized in the income statement:

–  interest income, which is accounted for in accordance with item 2d in this Note;

–  ECL and reversals; and

–  foreign exchange translation gains and losses.

When the financial asset at amortized cost is derecognized, the gain or loss is recognized in the income statement.

For amounts arising from settlement of certain derivatives, refer to the next page.

Measured at FVOCI	Debt instruments measured at FVOCI	This classification primarily includes debt securities and certain asset-backed securities held as HQLA.

Measured at fair value, with unrealized gains and losses reported in Other comprehensive income, net of applicable income taxes, until such investments are derecognized. Upon derecognition, any accumulated balances in Other comprehensive income are reclassified to the income statement and reported within Other income.

The following items, which are determined on the same basis as for financial assets measured at amortized cost, are recognized in the income statement:

–  interest income, which is accounted for in accordance with item 2d in this Note;

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

Measured at fair value, with changes recognized in the income statement.

Derivative assets (including derivatives that are designated and effective hedging instruments) are generally presented as Derivative financial instruments, except those exchange-traded and OTC-cleared derivatives that are considered to be settled on a daily basis or in substance net settled on a daily basis, which are presented within Cash collateral receivables on derivative instruments.

Changes in fair value, initial transaction costs, dividends and gains and losses arising on disposal or redemption are recognized in Other net income from financial instruments measured at fair value through profit or loss,[1] except interest income on instruments other than derivatives (refer to item 2d in this Note), interest on derivatives designated as hedging instruments in hedges of interest rate risk and forward points on certain short- and long-duration foreign exchange contracts acting as economic hedges, which are reported in Net interest income.

Changes in the fair value of derivatives that are designated and effective hedging instruments are presented either in the income statement or Other comprehensive income, depending on the type of hedge relationship (refer to item 2j in this Note for more information).

Mandatorily measured at FVTPL – Other

This classification includes financial assets mandatorily measured at FVTPL that are not held for trading, as follows:

–  certain structured loans, certain commercial loans, receivables under reverse repurchase and cash collateral on securities borrowing agreements that are managed on a fair value basis;

–  loans managed on a fair value basis, including those hedged with credit derivatives;

–  certain debt securities held as HQLA and managed on a fair value basis;

–  certain investment fund holdings and assets held to hedge delivery obligations related to cash-settled employee compensation plans;

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

1 Effective from 1 January 2019, this line item includes dividends (prior to 1 January 2019, dividends were included within Net interest income), intermediation income arising from certain client-driven Global Wealth Management and Personal & Corporate Banking financial transactions, foreign currency translation effects and income and expenses from exposures to precious metals.

Consolidated financial statements | UBS Group AG consolidated financial statements

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

Measured at amortized cost using the effective interest method. When the financial liability at amortized cost is derecognized, the gain or loss is recognized in the income statement.
Measured at fair value through profit or loss	Held for trading

Financial liabilities held for trading include:

–  all derivatives with a negative replacement value (including certain loan commitments), except those that are designated and effective hedging instruments; and

–  obligations to deliver financial instruments, such as debt and equity instruments, that UBS has sold to third parties but does not own (short positions).

Measurement and presentation of financial liabilities classified at FVTPL follow the same principles as for financial assets classified at FVTPL, except that the amount of change in the fair value of the financial liability designated at FVTPL that is attributable to changes in UBS’s own credit risk is presented in Other comprehensive income directly within Retained earnings and is never reclassified to the income statement.

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

–  certain payables under repurchase agreements and cash collateral on securities lending agreements that are managed in conjunction with associated reverse repurchase agreements and cash collateral on securities borrowed;

–  amounts due under unit-linked investment contracts whose cash flows are linked to financial assets measured at FVTPL and eliminate an accounting mismatch; and

–  brokerage payables, which arise in conjunction with brokerage receivables and are measured at FVTPL to achieve measurement consistency.

Note 1  Summary of significant accounting policies (continued)

c. Loan commitments and financial guarantees

Loan commitments are arrangements to provide credit under defined terms and conditions. Irrevocable loan commitments are classified as: (i) derivative loan commitments measured at fair value through profit or loss; (ii) loan commitments designated at fair value through profit or loss; or (iii) loan commitments not measured at fair value. Financial guarantee contracts are contracts that require UBS to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument.

d. Interest income and expense

Interest income and expense are recognized in the income statement based on the effective interest method. When calculating the effective interest rate (EIR) for financial instruments (other than credit-impaired financial instruments), UBS estimates future cash flows considering all contractual terms of the instrument, but not expected credit losses, with the EIR applied to the gross carrying amount of the financial asset or the amortized cost of a financial liability. However, when a financial asset becomes credit-impaired after initial recognition, interest income is determined by applying the EIR to the amortized cost of the instrument, which represents the gross carrying amount adjusted for any credit loss allowance.

Upfront fees, including fees on loan commitments not measured at fair value where a loan is expected to be issued, and direct costs are included within the initial measurement of a financial instrument measured at amortized cost or FVOCI and recognized over the expected life of the instrument as part of its EIR.

Fees related to loan commitments where no loan is expected to be issued, as well as loan syndication fees where UBS does not retain a portion of the syndicated loan or where UBS does retain a portion of the syndicated loan at the same effective yield for comparable risk as other participants, are included in Net fee and commission income and either recognized over the life of the commitment or when syndication occurs.

›   Refer to item 3 in this Note for more information

Interest income on financial assets, excluding derivatives, is included in interest income when positive and in interest expense when negative. Similarly, interest expense on financial liabilities, excluding derivatives, is included in interest expense, except when interest rates are negative, in which case it is included in interest income.

›   Refer to item 2b in this Note and Note 3  for more information

e. Derecognition

Financial assets

UBS derecognizes a financial asset, or a portion of a financial asset, when the contractual rights to the cash flows from the financial asset expire, or UBS has either (i) transferred the contractual rights to receive the cash flows from the asset, or (ii) retained the contractual rights to receive the cash flows of that asset, but assumed a contractual obligation to pay the cash flows to one or more entities, subject to certain criteria. Transferred financial assets are derecognized if the purchaser has received substantially all the risks and rewards of the asset or a significant part of the risks and rewards combined with a practical ability to sell or pledge the asset.

Where financial assets have been pledged as collateral or in similar arrangements, they are considered to have been transferred if the counterparty has received the contractual rights to the cash flows of the pledged assets, as may be evidenced by, for example, the counterparty’s right to sell or repledge the assets. In transfers where control over the financial asset is retained, UBS continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset following the transfer.

Certain over-the-counter (OTC) derivative contracts and most exchange-traded futures and option contracts cleared through central clearing counterparties and exchanges are considered to be settled on a daily basis, as the payment or receipt of variation margin on a daily basis represents legal or economic settlement, which results in derecognition of the associated derivatives.

›   Refer to item 2i in this Note, Note 22 and Note 23  for more information

Financial liabilities

UBS derecognizes a financial liability from its balance sheet when it is extinguished; i.e., when the obligation specified in the contract is discharged, canceled or expires. When an existing financial liability is exchanged for a new one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, the original liability is derecognized and a new liability recognized with any difference in the respective carrying amounts recognized in the income statement.

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

›   Refer to Note 21  for more information

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Critical accounting estimates and judgments

The use of valuation techniques, modeling assumptions and estimates of unobservable market inputs in the fair valuation of financial instruments requires significant judgment and could affect the amount of gain or loss recorded for a particular position. Valuation techniques that rely more heavily on unobservable inputs and sophisticated models inherently require a higher level of judgment and may require adjustment to reflect factors that market participants would consider in estimating fair value, such as close-out costs, which are presented in Note 21d.

UBS‘s governance framework over fair value measurement is described in Note 21b, and UBS provides a sensitivity analysis of the estimated effects arising from changing significant unobservable inputs in Level 3 financial instruments to reasonably possible alternative assumptions within Note 21g.

›   Refer to Note 21  for more information

g. Allowances and provisions for expected credit losses

Expected credit losses (ECL) are recognized for financial assets measured at amortized cost, financial assets measured at FVOCI, fee and lease receivables, financial guarantees and loan commitments not measured at fair value. ECL are also recognized on the undrawn portion of revolving revocable credit lines, which include UBS’s credit card limits and master credit facilities, and are referred to by UBS as “other credit lines.” Though these other credit lines are revocable at any time, UBS is exposed to credit risk because the borrower has the ability to draw down funds before UBS can take credit risk mitigation actions.

Recognition of expected credit losses

ECL are recognized on the following basis:

–   Stage 1 instruments: Maximum 12-month ECL are recognized from initial recognition, reflecting the portion of lifetime cash shortfalls that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of a default occurring.

–   Stage 2 instruments: Lifetime ECL are recognized if a significant increase in credit risk (SICR) is observed subsequent to the instrument’s initial recognition, reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of a financial instrument, weighted by the risk of a default occurring. When an SICR is no longer observed, the instrument will move back to stage 1.

–   Stage 3 instruments: Lifetime ECL are always recognized for credit-impaired financial instruments, as determined by the occurrence of one or more loss events, by estimating expected cash flows based on a chosen recovery strategy. Credit-impaired exposures may include positions for which no allowance has been recognized, for example because they are expected to be fully recoverable through collateral held.

–   Changes in lifetime ECL since initial recognition are also recognized for assets that are purchased or originated credit-impaired (POCI). POCI financial instruments include those that are purchased at a deep discount or newly originated with a defaulted counterparty; they remain a separate category until derecognition.

All or part of a financial asset is written off if it is deemed uncollectible or forgiven. Write-offs reduce the principal amount of a claim and are charged against related allowances for credit losses. Recoveries, in part or in full, of amounts previously written off are generally credited to Credit loss (expense) / release.

ECL are recognized in the income statement in Credit loss (expense) / release. A corresponding ECL allowance is reported as a decrease in the carrying amount of financial assets measured at amortized cost on the balance sheet. For financial assets that are FVOCI, the carrying amount is not reduced, but an accumulated amount is recognized in Other comprehensive income. For off-balance sheet financial instruments and other credit lines, provisions for ECL are presented in Provisions.

Default and credit impairment

UBS applies a single definition of default for credit risk management purposes, regulatory reporting and ECL, with a counterparty classified as defaulted based on quantitative and qualitative criteria.

›   Refer to ‘’Credit policies for distressed assets’’ in the ‘’Risk management and control’’ section of this report for more information

Measurement of expected credit losses

IFRS 9 ECL reflect an unbiased, probability-weighted estimate based on loss expectations resulting from default events. The method used to calculate ECL applies the following principal factors: probability of default (PD), loss given default (LGD) and exposure at default (EAD). Parameters are generally determined on an individual financial asset level. Based on the materiality of the portfolio, for credit card exposures and personal account overdrafts in Switzerland, a portfolio approach is applied that derives an average PD and LGD for the entire portfolio. PDs and LGDs used in the ECL calculation are point-in-time (PIT)-based for key portfolios and consider both current conditions and expected cyclical changes. For material portfolios, PDs and LGDs are determined for different scenarios, whereas EAD projections are treated as scenario independent.

For the purpose of determining the ECL-relevant parameters, UBS leverages its Pillar 1 internal ratings-based (IRB) models that are also used in determining expected loss (EL) and risk-weighted assets under the Basel III framework and Pillar 2 stress loss models. Adjustments have been made to these models and IFRS 9-related models have been developed that consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that PDs and LGDs used in the ECL calculation are PIT-based, as opposed to the corresponding Basel III through-the-cycle (TTC) parameters. All models that are relevant for measuring expected credit losses are subject to UBS’s model validation and oversight processes.

Note 1  Summary of significant accounting policies (continued)

Probability of default: PD represents the likelihood of a default over a specified time period. A 12-month PD represents the likelihood of default determined for the next 12 months and a lifetime PD represents the probability of default over the remaining lifetime of the instrument. PIT PDs are derived from TTC PDs and scenario forecasts. The modeling is region-, industry- and client segment-specific and considers both macroeconomic scenario dependencies and client-idiosyncratic information.

Exposure at default: EAD represents an estimate of the exposure to credit risk at the time of a potential default occurring, considering expected repayments, interest payments and accruals, discounted at the EIR. Future drawdowns on facilities are considered through a credit conversion factor (CCF) that is reflective of historical drawdown and default patterns and the characteristics of the respective portfolios.

Loss given default: LGD represents an estimate of the loss at the time of a potential default occurring, taking into account expected future cash flows from collateral and other credit enhancements, or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims. The LGD is commonly expressed as a percentage of the EAD.

Estimation of expected credit losses

Number of scenarios and estimation of scenario weights

The determination of the probability-weighted ECL requires evaluating a range of diverse and relevant future economic conditions, especially with a view to modeling the non-linear effect of assumptions about macroeconomic factors on the estimate.

To accommodate this requirement, UBS uses different economic scenarios in the ECL calculation. Each scenario is represented by a specific scenario narrative, which is relevant considering the exposure of key portfolios to economic risks, and for which a set of consistent macroeconomic variables is determined. An econometric model is used to provide an input into the scenario weight assessment process giving a first indication of the probability that the GDP forecast used for each scenario would materialize, if historically observed deviations of GDP growth from trend growth were representative. As such historical analyses of GDP development do not include an assessment of the underlying economic or political causes, management positions the model output into the context of current conditions and future expectations and applies material judgment in determining the final scenario weights.

The determined weights constitute the probabilities that the respective set of macroeconomic conditions will occur and not that the chosen particular narratives with the related macroeconomic variables will materialize.

Macroeconomic and other factors

The range of macroeconomic, market and other factors that is modeled as part of the scenario determination is wide, and historical information is used to support the identification of the key factors. As the forecast horizon increases, the availability of information decreases, requiring an increase in judgment. For cycle-sensitive PD and LGD determination purposes, UBS projects the relevant economic factors for a period of three years before reverting, over a specified period, to a cycle-neutral PD and LGD for longer-term projections.

Factors relevant for ECL calculation vary by type of exposure. Regional and client-segment characteristics are generally taken into account, with specific focus on Switzerland and the US, considering UBS’s key ECL-relevant portfolios.

For UBS, the following forward-looking macroeconomic variables represent the most relevant factors for ECL calculation:

–   GDP growth rates, given their significant effect on borrowers’ performance;

–   unemployment rates, given their significant effect on private clients’ ability to meet contractual obligations;

–   house price indices, given their significant effect on mortgage collateral valuations;

–   interest rates, given their significant effect on counterparties’ abilities to service debt;

–   consumer price indices, given their overall relevance for companies’ performance, private clients’ purchasing power and economic stability; and

–   equity indices, given that they are an important factor in our corporate rating tools.

Scenario generation, review process and governance

A team of economists, who are part of Group Risk Control, develop the forward-looking macroeconomic assumptions with involvement from a broad range of experts.

The scenarios, their weight and the key macroeconomic and other factors are subject to a critical assessment by the Scenario and Operating Committees, which include senior management from Group Risk and Group Finance. Important aspects for the review include whether there may be particular credit risk concerns that may not be capable of being addressed systematically and require post-model adjustments for stage allocation and ECL allowance.

The Group Model Governance Board, as the highest authority under UBS’s model governance framework, ratifies the decisions taken by the Operating Committee.

›   Refer to Note 20 for more information

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

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Additionally, some financial instruments include both an on-demand loan and a revocable undrawn commitment, where the contractual cancelation right does not limit UBS’s exposure to credit risk to the contractual notice period, as the client has the ability to draw down funds before UBS can take risk-mitigating actions. In such cases, UBS is required to estimate the period over which it is exposed to credit risk. This applies to UBS’s credit card limits, which do not have a defined contractual maturity date, are callable on demand and where the drawn and undrawn components are managed as one exposure. The exposure arising from UBS’s credit card limits is not significant and is managed at a portfolio level, with credit actions triggered when balances are past due. An ECL measurement period of seven years is applied for credit card limits, capped at 12 months for stage 1 balances, as a proxy for the period that UBS is exposed to credit risk.

Customary master credit agreements in the Swiss corporate market also include on-demand loans and revocable undrawn commitments. For smaller commercial facilities, a risk-based monitoring (RbM) approach is in place that highlights negative trends as risk events, at an individual facility level, based on a combination of continuously updated risk indicators. The risk events trigger additional credit reviews by a risk officer, enabling informed credit decisions to be taken. Larger corporate facilities are not subject to RbM, but are reviewed at least annually through a formal credit review. UBS has assessed these credit risk management practices and considers both the RbM approach and formal credit reviews as substantive credit reviews resulting in a re-origination of the given facility. Following this, a 12-month measurement period from the reporting date is used for both types of facilities as an appropriate proxy of the period over which UBS is exposed to credit risk, with 12 months also used as a look-back period for assessing SICR, always from the respective reporting date.

Significant increase in credit risk

Financial instruments subject to ECL are monitored on an ongoing basis. To determine whether the recognition of a maximum 12-month ECL continues to be appropriate, an assessment is made as to whether an SICR has occurred since initial recognition of the financial instrument, applying both quantitative and qualitative factors.

Primarily, UBS assesses changes in an instrument’s risk of default on a quantitative basis by comparing the annualized forward-looking and scenario-weighted lifetime PD of an instrument determined at two different dates:

–   at the reporting date; and

–   at inception of the instrument.

If, based on UBS’s quantitative modeling, an increase exceeds a set threshold, an SICR is deemed to have occurred and the instrument is transferred to stage 2 with lifetime ECL recognized.

The threshold applied varies depending on the original credit quality of the borrower, with a higher SICR threshold set for those instruments with a low PD at inception. The SICR assessment based on PD changes is made at an individual financial asset level. A high-level overview of the SICR trigger, which is a multiple of the annualized remaining lifetime PIT PD expressed in rating downgrades, is provided in the “SICR thresholds” table below. The actual SICR thresholds applied are defined on a more granular level by interpolating between the values shown in the table below.

SICR thresholds

Internal rating at origination of the instrument	Rating downgrades / SICR trigger
0–3	3
4–8	2
9–13	1

›   Refer to the “Risk management and control” section of this report for more details about UBS’s internal grading system

Irrespective of the SICR assessment based on default probabilities, credit risk is generally deemed to have significantly increased for an instrument if the contractual payments are more than 30 days past due. For certain less material portfolios, specifically the Swiss credit card portfolio, the 30-day past due criterion is used as the primary indicator of an SICR. Where instruments are transferred to stage 2 due to the 30-day past due criterion, a minimum period of six months is applied before a transfer back to stage 1 can be triggered. For instruments in Personal & Corporate Banking and Global Wealth Management Region Switzerland that are between 90 and 180 days past due but have not been reclassified to stage 3, a one-year period is applied before a transfer back to stage 1 can be triggered.

Additionally, based on individual counterparty-specific indicators, external market indicators of credit risk or general economic conditions, counterparties may be moved to a watch list, which is used as a secondary qualitative indicator for an SICR. Exception management is further applied, allowing for individual and collective adjustments on exposures sharing the same credit risk characteristics to take account of specific situations that are not otherwise fully reflected.

In general, the overall SICR determination process does not apply to Lombard loans, securities financing transactions and certain other asset-based lending transactions, because of the risk management practices adopted, including daily monitoring processes with strict margining. If margin calls are not satisfied, a position is closed out and classified as a stage 3 position. In exceptional cases, an individual adjustment and a transfer into stage 2 may be made to take account of specific facts.

Note 1  Summary of significant accounting policies (continued)

Credit risk officers are responsible for the identification of an SICR, which for accounting purposes is in some respects different from internal credit risk management processes. This difference mainly arises because ECL accounting requirements are instrument-specific, such that a borrower can have multiple exposures allocated to different stages, and maturing loans in stage 2 will migrate to stage 1 upon renewal irrespective of the actual credit risk at that time. Under a risk-based approach, a holistic counterparty credit assessment and the absolute level of risk at any given date will determine what risk-mitigating actions may be warranted.

›   Refer to the “Risk management and control” section of this report for more information

Critical accounting estimates and judgments

The calculation of ECL requires management to apply significant judgment and make estimates and assumptions that can result in significant changes to the timing and amount of ECL recognized.

Determination of a significant increase in credit risk

IFRS 9 does not include a definition of what constitutes an SICR, with UBS’s assessment considering qualitative and quantitative criteria. An IFRS 9 Operating Committee has been established to review and challenge the SICR results.

Scenarios, scenario weights and macroeconomic variables

ECL reflect an unbiased and probability-weighted amount, which UBS determines by evaluating a range of possible outcomes. Management selects forward-looking scenarios which include relevant macroeconomic variables and management’s assumptions around future economic conditions. An IFRS 9 Scenario Committee, in addition to the Operating Committee, is in place to derive, review and challenge the scenario selection and weights as well as to determine whether any additional post-model adjustments are required that may significantly affect ECL.

ECL measurement period

Lifetime ECL are generally determined based upon the contractual maturity of the transaction, which significantly affects ECL. For credit card limits and Swiss callable master credit facilities, judgment is required, as UBS must determine the period over which it is exposed to credit risk. A seven-year period is applied for credit card limits, capped at 12 months for stage 1 positions, and a 12-month period applied for master credit facilities.

Modeling and post-model adjustments

A number of complex models have been developed or modified to calculate ECL, with additional post-model adjustments required which may significantly affect ECL. The models are governed by UBS’s model validation controls and approved by the Group Model Governance Board (the GMGB). The post-model adjustments are approved by the IFRS 9 Operating Committee and endorsed by the GMGB.

The Group provides a sensitivity analysis covering key macroeconomic variables, scenario weights and SICR trigger points on ECL measurement within Note 20f.

›   Refer to Note 20 for more information

h. Restructured and modified financial assets

When payment default is expected or where default has already occurred, UBS may grant concessions to borrowers in financial difficulties that it would not consider in the normal course of its business, such as preferential interest rates, extension of maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc. When a concession or forbearance measure is granted, each case is considered individually and the exposure is generally classified as being in default. Forbearance classification will remain until the loan is collected or written off, non-preferential conditions superseding preferential conditions are granted or until the counterparty has recovered and the preferential conditions no longer exceed UBS’s risk tolerance.

Modifications result in an alteration of future contractual cash flows and can occur within UBS’s normal risk tolerance or as part of a credit restructuring where a counterparty is in financial difficulties.

A restructuring or modification of a financial asset could lead to a substantial change in the terms and conditions, resulting in the original financial asset being derecognized and a new financial asset being recognized. Where the modification does not result in a derecognition, any difference between the modified contractual cash flows discounted at the original EIR and the existing gross carrying amount of the given financial asset is recognized in the income statement as a modification gain or loss.

i. Offsetting

UBS nets financial assets and liabilities on its balance sheet if (i) it has the unconditional and legally enforceable right to set off the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS and its counterparties, and (ii) it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Netted positions include, for example, certain derivatives and repurchase and reverse repurchase transactions with various counterparties, exchanges and clearing houses.

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

›   Refer to Note 22  for more information

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

j. Hedge accounting

The Group applies hedge accounting requirements of IFRS 9, unless stated otherwise below, where the criteria for documentation and hedge effectiveness are met. If a hedge relationship no longer meets the criteria for hedge accounting, hedge accounting is discontinued. Voluntary discontinuation of hedge accounting is permitted under IAS 39 but not under IFRS 9.

Fair value hedges of interest rate risk related to debt instruments

The fair value change of the hedged item attributable to a hedged risk is reflected as an adjustment to the carrying amount of the hedged item, and recognized in the income statement along with the change in the fair value of the hedging instrument.

Fair value hedges of portfolio interest rate risk related to loans designated under IAS 39

The fair value change of the hedged item attributable to a hedged risk is reflected within Other financial assets measured at amortized cost or Other financial liabilities measured at amortized cost and recognized in the income statement along with the change in the fair value of the hedging instrument.

Fair value hedges of foreign exchange risk related to debt instruments

The fair value change of the hedged item attributable to a hedged risk is reflected in the measurement of the hedged item and recognized in the income statement along with the change in the fair value of the hedging instrument. The foreign currency basis spread of cross-currency swaps designated as hedging derivatives is excluded from the designation and accounted for as a cost of hedging with amounts deferred in Other comprehensive income within Equity. These amounts are released to the income statement over the term of the hedged item.

Discontinuation of fair value hedges

Discontinuations for reasons other than derecognition of the hedged item result in an adjustment to the carrying amount, which is amortized to the income statement over the remaining life of the hedged item using the effective interest method. If the hedged item is derecognized, the unamortized fair value adjustment or deferred cost of hedging amount is recognized immediately in the income statement as part of any derecognition gain or loss.

Cash flow hedges of forecast transactions

Fair value gains or losses associated with the effective portion of derivatives designated as cash flow hedges for cash flow repricing risk are recognized initially in Other comprehensive income within Equity  and reclassified to the income statement in the periods when the hedged forecast cash flows affect profit or loss, including discontinued hedges for which forecast cash flows are expected to occur. If the forecast transactions are no longer expected to occur, the deferred gains or losses are immediately reclassified to the income statement.

Hedges of net investments in foreign operations

Gains or losses on the hedging instrument relating to the effective portion of a hedge are recognized directly in Other comprehensive income within Equity, while any gains or losses relating to the ineffective and / or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. Upon disposal or partial disposal of the foreign operation, the cumulative value of any such gains or losses recognized in Equity  associated with the entity is reclassified to Other income.

Interest Rate Benchmark Reform

UBS can continue hedge accounting during the period of uncertainty before existing interest rate benchmarks are replaced with alternative risk-free interest rates. During this period, UBS can assume that the current benchmark rates will continue to exist, such that forecast transactions are considered highly probable and hedge relationships remain, with little or no consequential impact on the financial statements. Upon replacement of existing interest rate benchmarks by alternative risk-free interest rates expected in 2021 and beyond, UBS will apply the requirements of Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform – Phase 2).

›   Refer to Note 1b  and Note 1c for more information

3) Fee and commission income and expenses

UBS earns fee income from the diverse range of services it provides to its clients. Fee income can be divided into two broad categories: fees earned from services that are provided over a certain period of time, such as management of clients’ assets, custody services and certain advisory services; and fees earned from point-in-time services, such as underwriting fees, deal-contingent merger and acquisitions (M&A) fees and brokerage fees (e.g., securities and derivatives execution and clearing). UBS recognizes fees earned on transaction-based arrangements when it has fully provided the service to the customer. Where the contract requires services to be provided over time, income is recognized on a systematic basis over the life of the agreement.

Consideration received is allocated to the separately identifiable performance obligations in a contract. Owing to the nature of UBS’s business, contracts that include multiple performance obligations are typically those that are considered to include a series of similar performance obligations fulfilled over time with the same pattern of transfer to the client, e.g., management of client assets and custodial services. As a consequence, UBS is not required to apply significant judgment in allocating the consideration received across the various performance obligations.

Note 1  Summary of significant accounting policies (continued)

Point-in-time services are generally for a fixed price or dependent on deal size, e.g., a fixed number of basis points of trade size, where the amount of revenue is known when the performance obligation is met.

Fixed period-in-time fees are recognized on a straight-line basis over the performance period. Custodial and asset management fees can be variable through reference to the size of the customer portfolio and are generally billed on a monthly or quarterly basis once the customer’s portfolio size is known or known with near certainty. This is generally prior to UBS’s reporting dates and such fees are also recognized ratably over the performance period.

UBS does not recognize performance fees related to management of clients’ assets or fees related to contingencies beyond UBS’s control until such uncertainties are resolved.

UBS’s fees are generally earned from short-term contracts, with the majority either collected immediately or via regular monthly or quarterly amounts deducted directly from clients’ accounts. As a result, UBS’s contracts do not include a financing component or result in the recognition of significant receivables or prepayment assets. Furthermore, due to the short-term nature of such contracts, UBS has not capitalized any material costs to obtain or fulfill a contract or generated any significant contract assets or liabilities.

UBS acts as principal in the majority of contracts with customers, with the exception of derivatives execution and clearing services, resulting in fee and commission income and expense being presented gross on the face of the income statement. For derivatives execution and clearing services, UBS only records its specific fees in the income statement, with fees payable to other parties not recognized as an expense but instead directly offset against the associated income collected from the given client.

UBS presents expenses primarily in line with their nature in the income statement, differentiating between expenses that are directly attributable to the satisfaction of specific performance obligations associated with the generation of revenues, which are presented within Total operating income as Fee and commission expense, and those that are related to personnel, general and administrative expenses, which are presented within Total operating expenses.

›   Refer to Note 4 for more information, including the disaggregation of revenues

4) Cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents comprise balances with an original maturity of three months or less, including cash, money market paper and balances at central and other banks.

5) Share-based and other deferred compensation plans

UBS recognizes expenses for deferred compensation awards over the period that the employee is required to provide service to become entitled to the award. Where the service period is shortened, for example in the case of employees affected by restructuring programs or mutually agreed termination provisions, recognition of expense is accelerated to the termination date. Where no future service is required, such as for employees who are eligible for retirement or who have met certain age and length-of-service criteria, the services are presumed to have been received and compensation expense is recognized over the performance year or, in the case of off-cycle awards, immediately on the grant date.

Share-based compensation plans

Share-based compensation expense is measured by reference to the fair value of the equity instruments on the date of grant, taking into account the terms and conditions inherent in the award, including, where relevant, dividend rights, transfer restrictions in effect beyond the vesting date, market conditions, and non-vesting conditions.

For equity-settled awards, the fair value is not remeasured unless the terms of the award are modified such that there is an incremental increase in value. No adjustments are made for modifications that result in a decrease in value. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or, for vested awards, immediately. Expenses are recognized, on a per-tranche basis, over the service period based on an estimate of the number of instruments expected to vest and are adjusted to reflect the actual outcomes of service or performance conditions.

For equity-settled awards, forfeiture events resulting from a breach of a non-vesting condition (i.e., one that does not relate to a service or performance condition) do not result in any adjustment to the share-based compensation expense.

For cash-settled share-based awards, fair value is remeasured at each reporting date, so that the cumulative expense recognized equals the cash distributed.

Other deferred compensation plans

Compensation expense for other deferred compensation plans is recognized on a per-tranche or straight-line basis, depending on the nature of the plan. The amount recognized is measured based on the present value of the amount expected to be paid under the plan and is remeasured at each reporting date, so that the cumulative expense recognized equals the cash or the fair value of respective financial instruments distributed.

›   Refer to Note 27  for more information

6) Post-employment benefit plans

UBS sponsors various post-employment benefit plans for its employees worldwide, which include defined benefit and defined contribution pension plans, and other post-employment benefits, such as medical and life insurance benefits that are payable after the completion of employment.

›   Refer to Note 26  for more information

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Defined benefit plans

Defined benefit plans specify an amount of benefit that an employee will receive, which usually depends on one or more factors, such as age, years of service and compensation. The defined benefit liability recognized in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan’s assets at the balance sheet date, with changes resulting from remeasurements recorded immediately in Other comprehensive income. If the fair value of the plan’s assets is higher than the present value of the defined benefit obligation, the recognition of the resulting net asset is limited to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. UBS applies the projected unit credit method to determine the present value of its defined benefit obligations, the related current service cost and, where applicable, the past service cost. These amounts, which take into account the specific features of each plan, including risk sharing between employee and employer, are calculated periodically by independent qualified actuaries.

Critical accounting estimates and judgments

The net defined benefit liability or asset at the balance sheet date and the related personnel expense depend on the expected future benefits to be provided, determined using a number of economic and demographic assumptions. A range of assumptions could be applied, and different assumptions could significantly alter the defined benefit liability or asset and pension expense recognized. The most significant assumptions include life expectancy, the discount rate, expected salary increases, pension increases, and interest credits on retirement savings account balances. Sensitivity analysis for reasonable possible movements in each significant assumption for UBS‘s post-employment obligations is provided within Note 26.

›   Refer to Note 26 for more information

Defined contribution plans

A defined contribution plan pays fixed contributions into a separate entity from which post-employment and other benefits are paid. UBS has no legal or constructive obligation to pay further amounts if the plan does not hold sufficient assets to pay employees the benefits relating to employee service in the current and prior periods. Compensation expense is recognized when the employees have rendered services in exchange for contributions. This is generally in the year of contribution. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

7) Income taxes

UBS is subject to the income tax laws of Switzerland and those of the non-Swiss jurisdictions in which UBS has business operations.

The Group’s provision for income taxes is composed of current and deferred taxes. Current income taxes represent taxes to be paid or refunded for the current period or previous periods.

Deferred taxes are recognized for temporary differences between the carrying amounts and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods and are measured using the applicable tax rates and laws that have been enacted or substantively enacted by the end of the reporting period and that will be in effect when such differences are expected to reverse.

Deferred tax assets arise from a variety of sources, the most significant being: (i) tax losses that can be carried forward to be used against profits in future years; and (ii) temporary differences that will result in deductions against profits in future years. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which these differences can be used. When an entity or tax group has a history of recent losses, deferred tax assets are only recognized to the extent there are sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized.

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

Current and deferred taxes are recognized as income tax benefit or expense in the income statement, except for current and deferred taxes recognized in relation to: (i) the acquisition of a subsidiary (for which such amounts would affect the amount of goodwill arising from the acquisition); (ii) gains and losses on the sale of treasury shares (for which the tax effects are recognized directly in Equity); (iii) unrealized gains or losses on financial instruments that are classified at FVOCI; (iv) changes in fair value of derivative instruments designated as cash flow hedges; (v) remeasurements of defined benefit plans; or (vi) certain foreign currency translations of foreign operations. Amounts relating to points (iii) through (vi) are recognized in Other comprehensive income within Equity.

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

Note 1  Summary of significant accounting policies (continued)

Critical accounting estimates and judgments

Tax laws are complex, and judgment and interpretations about the application of such laws are required when accounting for income taxes. UBS considers the performance of its businesses and the accuracy of historical forecasts and other factors in evaluating the recoverability of its deferred tax assets, including the remaining tax loss carry-forward period, and its assessment of expected future taxable profits in the forecast period used for recognizing deferred tax assets. Estimating future profitability and business plan forecasts is inherently subjective and is particularly sensitive to future economic, market and other conditions.

Forecasts are reviewed annually, but adjustments may be made at other times, if required. If recent losses have been incurred, convincing evidence is required to prove there is sufficient future profitability given the value of UBS’s deferred tax assets may be affected, with effects primarily recognized through the income statement.

In addition, judgment is required to assess the expected value of uncertain tax positions and the related probabilities, including interpretation of tax laws, the resolution of any income tax-related appeals and litigation.

›   Refer to Note 8 for more information

8) Investments in associates

Interests in entities where UBS has significant influence over the financial and operating policies of the entity but does not have control are classified as investments in associates and accounted for under the equity method of accounting. Typically, UBS has significant influence when it holds or has the ability to hold between 20% and 50% of a company’s voting rights. Investments in associates are initially recognized at cost, and the carrying amount is increased or decreased after the date of acquisition to recognize the Group’s share of the investee’s comprehensive income and any impairment losses.

The net investment in an associate is impaired if there is objective evidence of a loss event and the carrying amount of the investment in the associate exceeds its recoverable amount.

›   Refer to Note 28 for more information

9) Property, equipment and software

Property, equipment and software includes own-used properties, leasehold improvements, information technology hardware, externally purchased and internally generated software, as well as communications and other similar equipment. Property, equipment and software is measured at cost less accumulated depreciation and impairment losses and is reviewed at each reporting date for indication for impairment. Software development costs are capitalized only when the costs can be measured reliably and it is probable that future economic benefits will arise. Depreciation of property, equipment and software begins when they are available for use (i.e., when they are in the location and condition necessary for them to be capable of operating in the manner intended by management).
Depreciation is calculated on a straight-line basis over an asset‘s estimated useful life. The estimated useful economic lives of UBS‘s property, equipment and software are:

–   properties, excluding land: ≤ 67 years

–   IT hardware and communications equipment: ≤ 7 years

–   other machines and equipment: ≤ 10 years

–   software: ≤ 10 years

–   leased properties and leasehold improvements: the shorter of the lease term or the economic life of asset (typically ≤ 20 years).

Property, equipment and software are generally tested for impairment at the appropriate cash-generating unit (CGU) level, alongside goodwill and intangible assets as described in item 10 in this Note. An impairment charge is, however, only recognized for such assets if both the asset’s fair value less costs of disposal and value in use (if determinable) are below its carrying amount. The fair values of such assets, other than property that has a market price, are generally determined using a replacement cost approach that reflects the amount that would be currently required by a market participant to replace the service capacity of the asset. If such assets are no longer used, they are tested individually for impairment.

›   Refer to Note 12 for more information

10) Goodwill and intangible assets

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and recognized. Goodwill is not amortized, but is assessed for impairment at the end of each reporting period, or when indicators of impairment exist. UBS tests goodwill for impairment annually, irrespective of whether there is any indication of impairment.

The impairment test is performed for each CGU to which goodwill is allocated by comparing the recoverable amount, based on its value in use, to the carrying amount of the respective CGU. An impairment charge is recognized in the income statement if the carrying amount exceeds the recoverable amount.

Intangible assets include separately identifiable intangible items arising from business combinations and certain purchased trademarks and similar items. Intangible assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over their estimated useful life, generally not exceeding 20 years. In rare cases, intangible assets can have an indefinite useful life, in which case they are not amortized. At each reporting date, intangible assets are reviewed for indications of impairment. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Critical accounting estimates and judgments

UBS‘s methodology for goodwill impairment testing is based on a model that is most sensitive to the following key assumptions: (i) forecasts of earnings available to shareholders in years one to three; (ii) changes in the discount rates; and (iii) changes in the long-term growth rate.

Earnings available to shareholders are estimated on the basis of forecast results, which are part of the business plan approved by the BoD. The discount rates and growth rates are determined using external information, as well as considering inputs from both internal and external analysts and the view of management.

The key assumptions used to determine the recoverable amounts of each cash-generating unit are tested for sensitivity by applying reasonably possible changes to those assumptions.

›   Refer to Notes 2 and 13 for more information

11) Provisions and contingent liabilities

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

The majority of UBS’s provisions relate to litigation, regulatory and similar matters, restructuring, and employee benefits. Restructuring provisions are generally recognized as a consequence of management agreeing to materially change the scope of the business or the manner in which it is conducted, including changes in management structure. Provisions for employee benefits relate mainly to service anniversaries and sabbatical leave, and are recognized in accordance with measurement principles set out in item 6 in this Note. In addition, UBS presents expected credit loss allowances within Provisions  if they relate to a loan commitment, financial guarantee contract or a revolving revocable credit line.

IAS 37 provisions are measured considering the best estimate of the consideration required to settle the present obligation at the balance sheet date.

When conditions required to recognize a provision are not met, a contingent liability is disclosed, unless the likelihood of an outflow of resources is remote. Contingent liabilities are also disclosed for possible obligations that arise from past events the existence of which will be confirmed only by uncertain future events not wholly within the control of UBS.

Critical accounting estimates and judgments

Recognition of provisions often involves significant judgment in assessing the existence of an obligation that results from past events and in estimating the probability, timing and amount of any outflows of resources. This is particularly the case for litigation, regulatory and similar matters, which, due to their nature, are subject to many uncertainties, making their outcome difficult to predict.

The amount of any provision recognized is sensitive to the assumptions used and there could be a wide range of possible outcomes for any particular matter.

Management regularly reviews all the available information regarding such matters, including legal advice, to assess whether the recognition criteria for provisions have been satisfied and to determine the timing and amount of any potential outflows.

›   Refer to Note 18  for more information

12) Foreign currency translation

Transactions denominated in a foreign currency are translated into the functional currency of the reporting entity at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets, including those at FVOCI, and monetary liabilities denominated in foreign currency are translated into the functional currency using the closing exchange rate. Translation differences are reported in Other net income from financial instruments measured at fair value through profit or loss.

Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction.

Upon consolidation, assets and liabilities of foreign operations are translated into US dollars, UBS’s presentation currency, at the closing exchange rate on the balance sheet date, and income and expense items and other comprehensive income are translated at the average rate for the period. The resulting foreign currency translation differences are recognized in Equity  and reclassified to the income statement when UBS disposes of, partially or in its entirety, the foreign operation and UBS no longer controls the foreign operation.

Share capital issued, share premium and treasury shares held are translated at the historic average rate, with the difference between the historic average rate and the spot rate realized upon repayment of share capital or disposal of treasury shares reported as Share premium. Cumulative amounts recognized in OCI in respect of cash flow hedges and financial assets measured at FVOCI are translated at the closing exchange rate as of the balance sheet dates, with any translation effects adjusted through Retained earnings.

›   Refer to Note 33 for more information

Note 1  Summary of significant accounting policies (continued)

13) Equity, treasury shares and contracts on UBS Group AG shares

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

Non-controlling interests

If UBS has an obligation to purchase a non-controlling interest subject to option or forward arrangements, the amounts allocated to non-controlling interests are reduced and a liability equivalent to the exercise price of the option or forward is recognized, with any difference between these two amounts recorded in Share premium.

Net cash settlement contracts

Contracts involving UBS Group AG shares that require net cash settlement, or provide the counterparty or UBS with a settlement option that includes a choice of settling net in cash, are classified as derivatives held for trading.

14) Leasing

UBS predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices, retail branches and sales offices, with a small number of IT hardware leases. UBS identifies non-lease components of a contract and accounts for them separately from lease components.

When UBS is a lessee in a lease arrangement, UBS recognizes a lease liability and corresponding right-of-use (RoU) asset at the commencement of the lease term when UBS acquires control of the physical use of the asset. Lease liabilities are presented within Other financial liabilities measured at amortized cost and RoU assets within Property, equipment and software. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using UBS’s unsecured borrowing rate, given that the rate implicit in a lease is generally not observable. Interest expense on the lease liability is presented within Interest expense from financial instruments measured at amortized cost. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset and / or lease incentives received. The RoU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset, with the depreciation presented within Depreciation and impairment of property, equipment and software.

Lease payments generally include fixed and variable payments that depend on an index (such as an inflation index). When a lease contains an extension or termination option that the Group considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. UBS does not typically enter into leases with purchase options or residual value guarantees.

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

Lease receivables are subject to impairment requirements as set out in item 2g in this Note. ECL on lease receivables are determined following the general impairment model within IFRS 9, Financial Instruments, without utilizing the simplified approach of always measuring impairment at the amount of lifetime ECL.

Comparative policy | Policy applicable prior to 1 January 2019

Operating lease rentals payable were recognized as an expense on a straight-line basis over the lease term, which commenced with control of the physical use of the property. Lease incentives were treated as a reduction of rental expense and were recognized on a consistent basis over the lease term. Operating lease expenses of USD 533 million were presented within General and administrative expenses in 2018. As at the date of adoption of IFRS 16, UBS had USD 24 million of finance leases and accounted for them consistently with the policy applied from 1 January 2019 above. The adoption of IFRS 16 had no impact on retained earnings.

›   Refer to Note 12 and 30  for more information

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

b) Changes in accounting policies, comparability and other adjustments

New or amended accounting standards

Adoption of hedge accounting requirements of IFRS 9, Financial Instruments

Effective from 1 January 2020, UBS has prospectively adopted the hedge accounting requirements of IFRS 9, Financial Instruments, for all of its existing hedge accounting programs, except for fair value hedges of portfolio interest rate risk, which, as permitted under IFRS 9, continue to be accounted for under IAS 39, Financial Instruments: Recognition and Measurement.

The adoption of these requirements has not changed any of the hedge designations disclosed in the Annual Report 2019 with only minor amendments to hedge documentation and hedge effectiveness testing methodologies required to make them compliant with IFRS 9. The adoption had no financial effect on UBS’s financial statements. However, starting on 1 January 2020, UBS began to designate cross-currency swaps as Fair value hedges of foreign exchange risk related to debt instruments and utilized the cost of hedging approach introduced by IFRS 9.

›   Refer to Note 1a item 2j for more information about the Group’s hedge accounting policies under IFRS 9 and Note 25 for more information about Fair value hedges of foreign exchange risk related to debt instruments

Other changes to financial reporting

Modification of deferred compensation awards

During 2020, UBS modified the terms of certain outstanding deferred compensation awards granted for performance years 2015 through 2019 by removing the requirement to provide future service for qualifying employees. These awards remain subject to forfeiture if certain non-vesting conditions are not satisfied. As a result, UBS recognized an expense of USD 359 million in the third quarter of 2020, of which USD 314 million was recorded within Variable compensation – performance awards, USD 24 million within Social security and USD 21 million within Other personnel expenses, with a USD 212 million increase in compensation-related liabilities for cash-settled awards and social security-related accruals, and a USD 147 million increase in share premium for equity-settled awards. The full year effect was an expense of approximately USD 280 million, of which USD 240 million is disclosed within Variable compensation – performance awards, USD 20 million within Social security and USD 20 million within Other personnel expenses, with increases of approximately USD 170 million in compensation-related liabilities for cash-settled awards and social security-related accruals and approximately USD 110 million in share premium for equity-settled awards.

Outstanding deferred compensation awards granted to Group Executive Board members, those granted under the Long-Term Incentive Plan, as well as those granted to financial advisors in the US, were not affected by these changes.

Restatement of compensation-related liabilities

During 2020, UBS restated its balance sheet and statement of changes in equity as of 1 January 2018 to correct a USD 43 million liability understatement in connection with a legacy Global Wealth Management deferred compensation plan, with the effects presented in the table below. The restatement resulted from a correction of an actuarial calculation associated with compensation-related liabilities. The effects of the understatement were not material to prior-year financial statements; however, such effects would have been material to the quarterly reporting period in which the understatement was identified and therefore prior years were restated. The restatement had no effect on Net profit / (loss) or basic and diluted earnings per share for the current period or for any comparative periods.

	31.12.19			31.12.18			1.1.18
USD million	As reported	Effect	Restated	As reported	Effect	Restated	As reported	Effect	Restated

Balance sheet assets
Deferred tax assets	9,537	11	9,548	10,105	11	10,116	10,184	11	10,195
Total assets	972,183	11	972,194	958,489	11	958,500	938,788	11	938,799

Balance sheet liabilities
Other non-financial liabilities	8,794	43	8,837	9,022	43	9,065	9,443	43	9,486
of which: Compensation-related liabilities	6,812	43	6,855	7,278	43	7,321	7,873	43	7,916
of which: financial advisor compensation plans	1,463	43	1,506	1,458	43	1,501	Not disclosed
Total liabilities	917,476	43	917,519	905,386	43	905,429	886,851	43	886,894

Equity
Retained earnings	34,154	(32)	34,122	30,448	(32)	30,416	25,389	(32)	25,357
Equity attributable to shareholders	54,533	(32)	54,501	52,928	(32)	52,896	51,879	(32)	51,847
Total equity	54,707	(32)	54,675	53,103	(32)	53,071	51,938	(32)	51,906
Total liabilities and equity	972,183	11	972,194	958,489	11	958,500	938,788	11	938,799

Note 1  Summary of significant accounting policies (continued)

Segment reporting

Effective from 1 January 2020, UBS no longer discloses a detailed cost breakdown by financial statement line item within its segment reporting disclosures provided in Note 2. The modified approach of presenting operating expenses for each division aligns the reporting with the way that UBS manages its cost base. This change has no effect on the income statement, or on the net profit of any business division.

Presentation of interest income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2020, UBS presents interest income and interest expense from financial instruments measured at fair value through profit or loss on a net basis, in line with how UBS assesses and reports interest and in accordance with IFRS. This presentation change has no effect on Net interest income or on Net profit / (loss) attributable to shareholders. Prior periods have been aligned with this change in presentation. Further information about net interest income from financial instruments measured at fair value through profit or loss is provided in Note 3.

c) International Financial Reporting Standards and Interpretations to be adopted in 2021 and later and other changes

Amendments to IAS 39, IFRS 9 and IFRS 7 (Interest Rate Benchmark Reform – Phase 2)

In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 addressing a number of issues in financial reporting areas that arise when IBOR rates are reformed or replaced.

The amendments provide a practical expedient which permits certain changes in the contractual cash flows of debt instruments attributable to the replacement of IBOR rates with alternative risk-free interest rates (RFRs) to be accounted for prospectively by updating the instrument’s EIR.

In terms of hedge accounting, the amendments provide relief from discontinuing hedge relationships because of changes resulting from the replacement of IBOR rates and temporary relief from having to ensure that the designated RFR risk component is separately identifiable. Additionally, the amendments do not require remeasurement or immediate release to the income statement of the accumulated amounts resulting from IBOR hedges upon the change to RFRs.

Furthermore, the amendments introduce additional disclosure requirements covering any new risks arising from the reforms and how the transition to alternative benchmark rates is managed.

UBS will adopt these amendments on 1 January 2021 and does not expect a material effect on the Group’s financial statements.

›   Refer to Note 25 for more information

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts, which sets out the accounting requirements for contractual rights and obligations that arise from insurance contracts issued and reinsurance contracts held. IFRS 17 is effective from 1 January 2023. UBS is assessing the standard, but does not expect it to have a material effect on the Group’s financial statements.

Amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to help improve accounting policy disclosures and distinguish changes in accounting estimates from changes in accounting policies. These amendments are effective from 1 January 2023, with early application permitted. UBS is currently assessing the effect on the Group’s financial statements.

Annual Improvements to IFRS Standards 2018–2020 Cycle and narrow-scope amendments to IFRS 3, Business Combinations, and IAS 37, Provisions, Contingent Liabilities and Contingent Assets

In May 2020, the IASB issued several narrow-scope amendments to a number of standards as well as Annual Improvements to IFRS Standards 2018–2020 Cycle. These minor amendments are effective from 1 January 2022. UBS is currently assessing the effect on the Group’s financial statements.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 2a  Segment reporting

UBS’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions, the four business divisions reflect the management structure of the Group:

–   Global Wealth Management provides investment advice and solutions, as well as lending solutions, to private clients, in particular in the ultra high net worth and high net worth segments. The business is managed globally across the regions.

–   Personal & Corporate Banking provides comprehensive financial products and services to private, corporate and institutional clients, operating across all banking markets in Switzerland.

–   Asset Management is a large-scale and diversified global asset manager. It offers investment capabilities and styles across all major traditional and alternative asset classes, as well as advisory support to institutions, wholesale intermediaries and wealth management clients globally.

–   The Investment Bank provides a range of services to institutional, corporate and wealth management clients globally, to help them raise capital, grow their businesses, invest and manage risks. Offerings include advisory services, capital markets, cash and derivatives trading across equities and fixed income and financing.

–   Group Functions – formerly named Corporate Center, is made up of the following major areas: Group Services (which consists of Technology, Corporate Services, Human Resources, Operations, Finance, Legal, Risk Control, Research and Analytics, Compliance, Regulatory & Governance, Communications & Branding and UBS in Society), Group Treasury and Non-core and Legacy Portfolio.

Financial information about the four business divisions and Group Functions is presented separately in internal management reports to the Group Executive Board (the GEB), which is considered the “chief operating decision maker” pursuant to IFRS 8, Operating Segments.

UBS’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Transactions between the reportable segments are carried out at internally agreed rates and are reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value creation chain. Total intersegment revenues for the Group are immaterial, as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements. Interest income earned from managing UBS’s consolidated equity is allocated to the reportable segments based on average attributed equity and currency composition. Assets and liabilities of the reportable segments are funded through and invested with Group Functions, and the net interest margin is reflected in the results of each reportable segment.

Segment assets are based on a third-party view and do not include intercompany balances. This view is in line with internal reporting to the GEB. If one operating segment is involved in an external transaction together with another operating segment or Group Functions, additional criteria are considered to determine the segment that will report the associated assets. This will include a consideration of which segment’s business needs are being addressed by the transaction and which segment is providing the funding and / or resources. Allocation of liabilities follows the same principles.

Non-current assets disclosed for segment reporting purposes represent assets that are expected to be recovered more than 12 months after the reporting date, excluding financial instruments, deferred tax assets and post-employment benefits.

Effective from 1 January 2020, UBS only reports total operating expenses for each business division and no longer discloses a detailed cost breakdown by financial statement line item. This change streamlines reporting, ensures alignment with how UBS manages its cost base and has no effect on the income statement, or on the net profit of any business division.

Note 2a  Segment reporting (continued)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the year ended 31 December 2020
Net interest income	4,027	2,049	(17)	284	(481)	5,862
Non-interest income[1]	13,107	1,858	2,993	9,235	30	27,222
Income	17,134	3,908	2,975	9,519	(452)	33,084
Credit loss (expense) / release	(88)	(257)	(2)	(305)	(42)	(694)
Total operating income	17,045	3,651	2,974	9,214	(494)	32,390
Total operating expenses	13,026	2,392	1,519	6,732	567	24,235
Operating profit / (loss) before tax	4,019	1,259	1,455	2,482	(1,060)	8,155
Tax expense / (benefit)						1,583
Net profit / (loss)						6,572
Additional information
Total assets	367,714	231,657	28,589	369,683	128,122	1,125,765
Additions to non-current assets	5	12	385	150	2,294	2,847
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the year ended 31 December 2019
Net interest income	3,947	1,992	(25)	(669)	(744)	4,501
Non-interest income	12,426	1,744	1,962	7,968	367	24,467
Income	16,373	3,736	1,938	7,299	(378)	28,967
Credit loss (expense) / release	(20)	(21)	0	(30)	(7)	(78)
Total operating income	16,353	3,715	1,938	7,269	(385)	28,889
Total operating expenses	12,955	2,274	1,406	6,485	192	23,312
Operating profit / (loss) before tax	3,397	1,441	532	784	(577)	5,577
Tax expense / (benefit)						1,267
Net profit / (loss)						4,310
Additional information
Total assets[2]	309,766	209,405	34,565	315,855	102,603	972,194
Additions to non-current assets	68	10	0	1	5,217	5,297

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS

For the year ended 31 December 2018
Net interest income	4,101	2,049	(29)	(459)	(613)	5,048
Non-interest income	12,700	2,168	1,881	8,538	(4)	25,283
Income	16,800	4,217	1,852	8,079	(617)	30,330
Credit loss (expense) / release	(15)	(56)	0	(38)	(8)	(118)
Total operating income	16,785	4,161	1,852	8,041	(626)	30,213
Total operating expenses	13,531	2,365	1,426	6,554	346	24,222
Operating profit / (loss) before tax	3,254	1,796	426	1,486	(971)	5,991
Tax expense / (benefit)						1,468
Net profit / (loss)						4,522
Additional information
Total assets[2]	313,737	200,703	28,140	302,253	113,667	958,500
Additions to non-current assets	196	23	1	89	1,666	1,975

1 Includes a USD 631 million net gain on the sale of a majority stake in Fondcenter AG, of which USD 571 million was recognized in Asset Management and USD 60 million was recognized in Global Wealth Management. Refer to Note 29 for more information.    2 Information has been restated where applicable. Refer to Note 1b for more information.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 2b  Segment reporting by geographic location

The operating regions shown in the table below correspond to the regional management structure of the Group. The allocation of operating income to these regions reflects, and is consistent with, the basis on which the business is managed and its performance is evaluated. These allocations involve assumptions and judgments that management considers to be reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the given client and trading and portfolio management revenues are attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of the regional Presidents. Certain revenues, such as those related to Non-core and Legacy Portfolio in Group Functions, are managed at a Group level. These revenues are included in the Global  line.

The geographic analysis of non-current assets is based on the location of the entity in which the given assets are recorded.

For the year ended 31 December 2020
	Total operating income		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	13.0	40	9.0	42
of which: USA	11.7	36	8.4	40
Asia Pacific	6.0	18	1.5	7
Europe, Middle East and Africa (excluding Switzerland)	6.5	20	3.0	14
Switzerland	6.9	21	7.6	36
Global	0.1	0	0.0	0
Total	32.4	100	21.1	100

For the year ended 31 December 2019
	Total operating income[1]		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	12.0	42	8.9	44
of which: USA	10.9	38	8.5	42
Asia Pacific	4.7	16	1.4	7
Europe, Middle East and Africa (excluding Switzerland)	5.8	20	3.0	15
Switzerland	6.7	23	7.1	35
Global	(0.3)	(1)	0.0	0
Total	28.9	100	20.3	100

For the year ended 31 December 2018
	Total operating income[1]		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	12.6	42	7.4	43
of which: USA	11.5	38	7.0	41
Asia Pacific	4.9	16	0.9	5
Europe, Middle East and Africa (excluding Switzerland)	6.2	21	2.0	12
Switzerland	7.1	24	6.8	40
Global	(0.6)	(2)	0.0	0
Total	30.2	100	17.1	100

1 Effective as of 1 January 2020, the Investment Bank was realigned into two new business lines, Global Banking and Global Markets, which affects how the business is managed and therefore the allocation of operating income to the regions. The presentation of prior-year information reflects the new regional management structure of the Investment Bank.

Income statement notes

Note 3  Net interest income and other net income from financial instruments measured at fair value through profit or loss

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Net interest income from financial instruments measured at fair value through profit or loss	1,299	1,011	1,338
Other net income from financial instruments measured at fair value through profit or loss	6,960	6,842	6,960
of which: net gains / (losses) from financial liabilities designated at fair value[1]	1,509	(8,748)	9,382
Total net income from financial instruments measured at fair value through profit or loss	8,259	7,853	8,298

Net interest income
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[2]	6,690	8,008	7,801
Interest income from securities financing transactions[3]	862	2,005	1,567
Interest income from other financial instruments measured at amortized cost	335	364	266
Interest income from debt instruments measured at fair value through other comprehensive income	101	120	142
Interest income from derivative instruments designated as cash flow hedges	822	188	324
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	8,810	10,684	10,100
Interest expense on loans and deposits[4]	1,031	2,634	1,980
Interest expense on securities financing transactions[5]	870	1,152	1,130
Interest expense on debt issued	2,237	3,285	3,281
Interest expense on lease liabilities	110	122
Total interest expense from financial instruments measured at amortized cost	4,247	7,194	6,391
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	4,563	3,490	3,710
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	841	1,214	1,105
Net interest income from brokerage balances	682	339	575
Net interest income from securities financing transactions at fair value not held for trading[6]	77	116	115
Interest income from other financial instruments at fair value not held for trading	585	914	901
Interest expense on other financial instruments designated at fair value	(886)	(1,571)	(1,357)
Total net interest income from financial instruments measured at fair value through profit or loss	1,299	1,011	1,338
Total net interest income	5,862	4,501	5,048

1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Other net income from financial instruments measured at fair value through profit or loss. 2019 and 2018 included a net loss of USD 1,830 million and a net gain of USD 2,152 million, respectively, driven by financial liabilities related to unit-linked investment contracts, which are designated at fair value through profit or loss. This was offset by a net gain of USD 1,830 million and a net loss of USD 2,134 million in 2019 and 2018, respectively, related to financial assets for unit-linked investment contracts that are mandatorily measured at fair value through profit or loss not held for trading.    2 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    3 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    4 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    5 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    6 Includes interest expense on securities financing transactions designated at fair value.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 4   Net fee and commission income

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Fee and commission income
Underwriting fees	1,085	741	811
of which: equity underwriting fees	657	360	431
of which: debt underwriting fees	428	382	380
M&A and corporate finance fees	736	774	768
Brokerage fees	4,132	3,248	3,521
Investment fund fees	5,289	4,858	4,954
Portfolio management and related services	8,009	7,656	7,756
Other	1,710	1,832	1,786
Total fee and commission income[1]	20,961	19,110	19,598
of which: recurring	13,009	12,544	12,911
of which: transaction-based	7,491	6,402	6,594
of which: performance-based	461	163	93
Fee and commission expense
Brokerage fees paid	274	310	316
Distribution fees paid	589	590	580
Other	912	797	807
Total fee and commission expense	1,775	1,696	1,703
Net fee and commission income	19,186	17,413	17,895
of which: net brokerage fees	3,858	2,938	3,205

1 For the year ended 31 December 2020, reflects third-party fee and commission income of USD 12,475 million for Global Wealth Management, USD 1,426 million for Personal & Corporate Banking, USD 3,129 million for Asset Management, USD 3,882 million for the Investment Bank and USD 49 million for Group Functions (for the year ended 31 December 2019: USD 11,694 million for Global Wealth Management, USD 1,307 million for Personal & Corporate Banking, USD 2,659 million for Asset Management, USD 3,355 million for the Investment Bank and USD 94 million for Group Functions; for the year ended 31 December 2018: USD 12,059 million for Global Wealth Management, USD 1,338 million for Personal & Corporate Banking, USD 2,579 million for Asset Management, USD 3,525 million for the Investment Bank and USD 97 million for Group Functions).

Note 5   Other income

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	635[2]	(36)	(290)
Net gains / (losses) from disposals of investments in associates	0	4	46
Share of net profits of associates and joint ventures	84[3]	46	529[4]
Impairments related to associates	0	(1)	0
Total	719	13	284
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	40	31	0
Income from properties[5]	26	27	24
Net gains / (losses) from properties held for sale	76[6]	(19)	40
Other	216[7]	160	80
Total other income	1,076	212	428

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.    2 Includes a USD 631 million net gain on the sale of a majority stake in Fondcenter AG. Refer to Note 29 for more information.    3 Includes a valuation gain of USD 26 million on UBS’s equity ownership of SIX Group.    4 Includes a valuation gain of USD 460 million on UBS’s equity ownership of SIX Group related to the sale of SIX Payment Services to Worldline.    5 Includes rent received from third parties.    6 Includes net gains of USD 140 million arising from sale-and-leaseback transactions, primarily related to a property in Geneva, partly offset by remeasurement losses relating to properties that were reclassified as held for sale.    7 Includes a USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

Note 6   Personnel expenses

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Salaries[1]	7,023	6,518	6,448
Variable compensation – performance awards[2]	3,209[3]	2,755	2,995
of which: guarantees for new hires	25	29	43
Variable compensation – other[2]	220	246	243
Financial advisor compensation[2,4]	4,091	4,043	4,054
Contractors	375	381	489
Social security	899[3]	799	791
Post-employment benefit plans[5]	845	787	457[6]
Other personnel expenses	561[3]	555	654
Total personnel expenses	17,224	16,084	16,132

1 Includes role-based allowances.    2 Refer to Note 27 for more information.    3 During 2020, UBS modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees, resulting in an expense of approximately USD 280 million, of which USD 240 million is disclosed within Variable compensation – performance awards, USD 20 million within Social security and USD 20 million within Other personnel expenses. Refer to Note 1b for more information.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    5 Refer to Note 26 for more information.    6 Changes to the pension fund of UBS in Switzerland announced in 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in 2018, with no overall effect on total equity. Refer to Note 26 for more information.

Note 7   General and administrative expenses

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Occupancy	412	381	914
Rent and maintenance of IT and other equipment	813	718	654
Communication and market data services	615	627	638
Administration	565	551	590
of which: UK and German bank levies[1]	55	41	58
Marketing and public relations[2]	293	317	366
Travel and entertainment	169	378	425
Professional fees	675	882	1,015
Outsourcing of IT and other services	1,028	1,158	1,427
Litigation, regulatory and similar matters[3]	197	165	657
Other	117	111	110
Total general and administrative expenses	4,885	5,288	6,797

1 The UK bank levy expenses of USD 38 million (USD 30 million for 2019 and USD 40 million for 2018) included a credit of USD 27 million (USD 31 million for 2019 and USD 45 million for 2018) related to prior years.    2 Includes charitable donations.    3 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 18 for more information. Also includes recoveries from third parties of USD 3 million in 2020 (USD 11 million in 2019 and USD 29 million in 2018).

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 8  Income taxes

	For the year ended
USD million	31.12.20	31.12.19	31.12.18

Tax expense / (benefit)
Swiss
Current	482	365	469
Deferred	116	265	2,377
Total Swiss	598	630	2,846
Non-Swiss
Current	749	426	575
Deferred	236	211	(1,953)
Total non-Swiss	985	637	(1,378)
Total income tax expense / (benefit) recognized in the income statement	1,583	1,267	1,468

Income tax recognized in the income statement

Income tax expenses of USD 1,583 million were recognized for the Group in 2020, representing an effective tax rate of 19.4%. This included Swiss tax expenses of USD 598 million and non-Swiss tax expenses of USD 985 million.

The Swiss tax expenses included current tax expenses of USD 482 million related to taxable profits of UBS Switzerland AG and other Swiss entities. They also included deferred tax expenses of USD 116 million, which primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to deductible temporary differences.

The non-Swiss tax expenses included current tax expenses of USD 749 million related to taxable profits earned by non-Swiss subsidiaries and branches, and net deferred tax expenses of USD 236 million. Expenses of USD 444 million, primarily relating to the amortization of DTAs previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc., were partly offset by a net benefit of USD 208 million in respect of the remeasurement of DTAs. This net benefit included net upward remeasurements of DTAs of USD 146 million for certain entities, primarily in connection with our business planning process, and USD 62 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. and UBS Financial Services Inc. in 2020. This allowed the full recognition of DTAs in respect of the associated historic real estate costs that were previously capitalized for US tax purposes under the elections that were made in the fourth quarter of 2018.

The effective tax rate for 2020 of 19.4% is lower than the Group’s normal tax rate of around 25%, mainly as a result of the aforementioned deferred tax benefit of USD 208 million in respect of the remeasurement of DTAs and also because no net tax expense was recognized in respect of the pre-tax gain of USD 631 million in relation to the sale of a majority stake in Fondcenter AG.

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Operating profit / (loss) before tax	8,155	5,577	5,991
of which: Swiss	3,403	2,571	1,843
of which: non-Swiss	4,752	3,006	4,148
Income taxes at Swiss tax rate of 19.5% for 2020, 20.5% for 2019 and 21% for 2018	1,590	1,143	1,258
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate	110	82	55
Tax effects of losses not recognized	144	131	223
Previously unrecognized tax losses now utilized	(212)	(265)	(25)
Non-taxable and lower-taxed income	(394)	(351)	(430)
Non-deductible expenses and additional taxable income	385	732	905
Adjustments related to prior years – current tax	(67)	(5)	114
Adjustments related to prior years – deferred tax	12	(6)	26
Change in deferred tax recognition	(381)	(294)	(795)
Adjustments to deferred tax balances arising from changes in tax rates	234	(9)	0
Other items	161	107	137
Income tax expense / (benefit)	1,583	1,267	1,468

Note 8  Income taxes (continued)

The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss tax rate, are provided in the table on the previous page and explained below.

Component	Description
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

Tax effects of losses not recognized

This item relates to tax losses of entities arising in the year that are not recognized as DTAs and where no tax benefit arises in relation to those losses. Therefore, the tax benefit calculated by applying the local tax rate to those losses as described above is reversed.

Previously unrecognized tax losses now utilized

This item relates to taxable profits of the year that are offset by tax losses of previous years for which no DTAs were previously recorded. Consequently, no current tax or deferred tax expense arises in relation to those taxable profits and the tax expense calculated by applying the local tax rate on those profits is reversed.

Non-taxable and lower-taxed income

This item relates to tax deductions for the year in respect of permanent differences. These include deductions in respect of profits that are either not taxable or are taxable at a lower rate of tax than the local tax rate. They also include deductions made for tax purposes, which are not reflected in the accounts.

Non-deductible expenses and additional taxable income

This item relates to additional taxable income for the year in respect of permanent differences. These include income that is recognized for tax purposes by an entity but is not included in its profit that is reported in the financial statements, as well as expenses for the year that are non-deductible (e.g., client entertainment costs are not deductible in certain locations).

Adjustments related to prior years – current tax

This item relates to adjustments to current tax expense for prior years (e.g., if the tax payable for a year is agreed with the tax authorities in an amount that differs from the amount previously reflected in the financial statements).

Adjustments related to prior years – deferred tax

This item relates to adjustments to deferred tax positions recognized in prior years (e.g., if a tax loss for a year is fully recognized and the amount of the tax loss agreed with the tax authorities is expected to differ from the amount previously recognized as DTAs in the accounts).

Change in deferred tax recognition

This item relates to changes in DTAs, including changes in DTAs previously recognized resulting from reassessments of expected future taxable profits. It also includes changes in temporary differences in the year, for which deferred tax is not recognized.

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

Income tax recognized directly in equity

A net tax expense of USD 237 million was recognized in Other comprehensive income (2019: net expense of USD 326 million) and a net tax benefit of USD 18 million recognized in Share premium (2019: benefit of USD 11 million).

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 8  Income taxes (continued)

Deferred tax assets and liabilities

The Group has gross DTAs, valuation allowances and recognized DTAs related to tax loss carry-forwards and deductible temporary differences, and also deferred tax liabilities in respect of taxable temporary differences, as shown in the table below. The valuation allowances reflect DTAs that were not recognized because, as of the last remeasurement period, management did not consider it probable that there would be sufficient future taxable profits available to utilize the related tax loss carry-forwards and deductible temporary differences.

Of the recognized DTAs as of 31 December 2020, USD 8.8 billion related to the US and USD 0.4 billion related to other locations (as of 31 December 2019, USD 9.3 billion related to the US and USD 0.2 billion related to other locations).

The recognition of DTAs is supported by forecasts of taxable profits for the entities concerned. In addition, tax planning opportunities are available that would result in additional future taxable income and these would be utilized, if necessary.

As of 31 December 2020, the Group has recognized DTAs of USD 138 million (31 December 2019: USD 75 million) in respect of entities that incurred losses in either the current or preceding year.

Deferred tax liabilities are recognized in respect of investments in subsidiaries, branches and associates, and interests in joint arrangements, except to the extent that the Group can control the timing of the reversal of the associated taxable temporary difference and it is probable that such will not reverse in the foreseeable future. However, as of 31 December 2020, this exception was not considered to apply to any taxable temporary differences.

USD million		31.12.20			31.12.19[1]
Deferred tax assets[2]	Gross	Valuation allowance	Recognized	Gross	Valuation allowance	Recognized
Tax loss carry-forwards	14,108	(8,715)	5,393	14,826	(8,861)	5,965
Temporary differences	4,384	(565)	3,819	4,197	(613)	3,583
of which: related to real estate costs capitalized for US tax purposes	2,268	0	2,268	2,219	0	2,219
of which: related to compensation and benefits	1,128	(173)	955	1,091	(179)	912
of which: related to trading assets	23	(6)	16	99	(5)	93
of which: other	966	(386)	580	788	(429)	359
Total deferred tax assets	18,492	(9,280)	9,212	19,022	(9,474)	9,548

Deferred tax liabilities
Goodwill and intangible assets			31			29
Cash flow hedges			425			156
Other			108			126
Total deferred tax liabilities			564			311
1 Comparative-period information has been restated. Refer to Note 1b for more information. 2 Less deferred tax liabilities as applicable.

As of 31 December 2020, USD 16.3 billion of the unrecognized tax losses carried forward related to the US (these primarily related to UBS AG’s US branch), USD 13.8 billion related to the UK and USD 5.0 billion related to other locations (as of 31 December 2019, USD 17.8 billion related to the US, USD 14.9 billion related to the UK and USD 5.0 billion related to other locations).

In general, US federal tax losses incurred prior to 31 December 2017 can be carried forward for 20 years. However, US federal tax losses incurred after 31 December 2017 and UK tax losses can be carried forward indefinitely, although the utilization of such losses is limited to 80% of the entity’s future year taxable profits for the US and generally to 25% thereof for the UK. The amounts of US tax loss carry-forwards that are included in the table below are based on their amount for federal tax purposes rather than for state and local tax purposes.

Unrecognized tax loss carry-forwards
USD million	31.12.20	31.12.19
Within 1 year	146	13
From 2 to 5 years	638	609
From 6 to 10 years	13,257	14,712
From 11 to 20 years	3,858	4,030
No expiry	17,227	18,364
Total	35,127	37,728

Balance sheet notes

Note 9  Financial assets at amortized cost and other positions in scope of expected credit loss measurement

The tables on the following pages provide information about financial instruments and certain other credit lines that are subject to expected credit loss (ECL) requirements. UBS’s ECL disclosure segments or “ECL segments” are aggregated portfolios based on shared risk characteristics and on the same or similar rating methods applied. The key segments are presented in the table below.

›   Refer to Note 20 for more information about expected credit loss measurement

Segment	Segment description	Description of credit risk sensitivity	Business division / Group Functions
Private clients with mortgages	Lending to private clients secured by owner-occupied real estate and personal account overdrafts of those clients	Sensitive to the interest rate environment, unemployment levels, real estate collateral values and other regional aspects	– Personal & Corporate Banking – Global Wealth Management
Real estate financing	Rental or income-producing real estate financing to private and corporate clients secured by real estate	Sensitive to GDP developments, the interest rate environment, real estate collateral values and other regional aspects	– Personal & Corporate Banking – Global Wealth Management – Investment Bank
Large corporate clients	Lending to large corporate and multi-national clients	Sensitive to GDP developments, unemployment levels, seasonality, business cycles and collateral values (diverse collateral, including real estate and other collateral types)	– Personal & Corporate Banking – Investment Bank
SME clients	Lending to small and medium-sized corporate clients

Sensitive to GDP developments, unemployment levels,  the interest rate environment and, to some extent, seasonality, business cycles and collateral values (diverse collateral, including real estate and other collateral types)

– Personal & Corporate Banking
Lombard	Loans secured by pledges of marketable securities, guarantees and other forms of collateral	Sensitive to the market (e.g., changes in collateral values)	– Global Wealth Management
Credit cards	Credit card solutions in Switzerland and the US	Sensitive to unemployment levels	– Personal & Corporate Banking – Global Wealth Management
Commodity trade finance	Working capital financing of commodity traders, generally extended on a self-liquidating transactional basis

Sensitive primarily to the strength of individual transaction structures and collateral values (price volatility of commodities), as the primary source for debt service is directly linked to the shipments financed

– Personal & Corporate Banking
Financial intermediaries and hedge funds	Lending to financial institutions and pension funds, including exposures to broker-dealers and clearing houses	Sensitive to unemployment levels, the quality and volatility index changes, equity market and GDP developments, regulatory changes and political risk	– Personal & Corporate Banking – Investment Bank

›   Refer to Note 20f for more details regarding sensitivity

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 9  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

The tables below and on the following pages provide ECL exposure and ECL allowance and provision information about financial instruments and certain non-financial instruments that are subject to ECL.

USD million	31.12.20
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	158,231	158,231	0	0	0	0	0	0
Loans and advances to banks	15,444	15,260	184	0	(16)	(9)	(5)	(1)
Receivables from securities financing transactions	74,210	74,210	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	32,737	32,737	0	0	0	0	0	0
Loans and advances to customers	379,528	356,948	20,341	2,240	(1,060)	(142)	(215)	(703)
of which: Private clients with mortgages	148,175	138,769	8,448	959	(166)	(35)	(93)	(39)
of which: Real estate financing	43,429	37,568	5,838	23	(63)	(15)	(44)	(4)
of which: Large corporate clients	15,161	12,658	2,029	474	(279)	(27)	(40)	(212)
of which: SME clients	14,872	11,990	2,254	628	(310)	(19)	(23)	(268)
of which: Lombard	133,850	133,795	0	55	(36)	(5)	0	(31)
of which: Credit cards	1,558	1,198	330	30	(38)	(11)	(11)	(16)
of which: Commodity trade finance	3,269	3,214	43	12	(106)	(5)	0	(101)
Other financial assets measured at amortized cost	27,194	26,377	348	469	(133)	(34)	(9)	(90)
of which: Loans to financial advisors	2,569	1,982	137	450	(108)	(27)	(5)	(76)
Total financial assets measured at amortized cost	687,345	663,763	20,873	2,709	(1,211)	(187)	(229)	(795)
Financial assets measured at fair value through other comprehensive income	8,258	8,258	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	695,603	672,021	20,873	2,709	(1,211)	(187)	(229)	(795)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,081	14,687	2,225	170	(63)	(14)	(15)	(34)
of which: Large corporate clients	3,710	2,048	1,549	113	(20)	(4)	(5)	(12)
of which: SME clients	1,310	936	326	48	(13)	(1)	(1)	(11)
of which: Financial intermediaries and hedge funds	7,637	7,413	224	0	(17)	(7)	(9)	0
of which: Lombard	641	633	0	8	(2)	0	0	(2)
of which: Commodity trade finance	1,441	1,416	25	0	(2)	(1)	0	0
Irrevocable loan commitments	41,372	36,894	4,374	104	(142)	(74)	(68)	0
of which: Large corporate clients	24,209	20,195	3,950	64	(121)	(63)	(58)	0
Forward starting reverse repurchase and securities borrowing agreements	3,247	3,247	0	0	0	0	0	0
Committed unconditionally revocable credit lines	40,134	35,233	4,792	108	(50)	(29)	(21)	0
of which: Real estate financing	6,328	5,811	517	0	(12)	(5)	(7)	0
of which: Large corporate clients	4,909	2,783	2,099	27	(9)	(2)	(7)	0
of which: SME clients	5,827	4,596	1,169	63	(16)	(12)	(4)	0
of which: Lombard	9,671	9,671	0	0	0	(1)	0	0
of which: Credit cards	8,661	8,220	430	11	(8)	(6)	(2)	0
of which: Commodity trade finance	242	242	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,282	3,277	5	0	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	105,116	93,337	11,396	382	(257)	(119)	(104)	(34)
Total allowances and provisions					(1,468)	(306)	(333)	(829)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 9  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

USD million	31.12.19
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	107,068	107,068	0	0	0	0	0	0
Loans and advances to banks	12,447	12,367	80	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	84,245	84,245	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,289	23,289	0	0	0	0	0	0
Loans and advances to customers	326,786	309,499	15,538	1,749	(764)	(82)	(123)	(559)
of which: Private clients with mortgages	132,646	124,063	7,624	959	(110)	(15)	(55)	(41)
of which: Real estate financing	38,481	32,932	5,532	17	(43)	(5)	(34)	(4)
of which: Large corporate clients	9,703	9,184	424	94	(117)	(15)	(4)	(98)
of which: SME clients	11,786	9,817	1,449	521	(303)	(17)	(15)	(271)
of which: Lombard	112,893	112,796	0	98	(22)	(4)	0	(18)
of which: Credit cards	1,661	1,314	325	22	(35)	(8)	(14)	(13)
of which: Commodity trade finance	2,844	2,826	8	10	(81)	(5)	0	(77)
Other financial assets measured at amortized cost	22,980	21,953	451	576	(143)	(35)	(13)	(95)
of which: Loans to financial advisors	2,877	2,341	334	202	(109)	(29)	(11)	(70)
Total financial assets measured at amortized cost	576,815	558,420	16,069	2,326	(915)	(124)	(137)	(655)
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	583,159	564,765	16,069	2,326	(915)	(124)	(137)	(655)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	(42)	(8)	(1)	(33)
of which: Large corporate clients	3,687	3,461	203	24	(10)	(1)	0	(9)
of which: SME clients	1,180	1,055	67	58	(24)	0	0	(23)
of which: Financial intermediaries and hedge funds	7,966	7,950	16	0	(5)	(4)	0	0
of which: Lombard	622	622	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,334	2,320	13	0	(1)	(1)	0	0
Irrevocable loan commitments	27,547	27,078	419	50	(35)	(30)	(5)	0
of which: Large corporate clients	18,735	18,349	359	27	(27)	(24)	(3)	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	35,092	33,848	1,197	46	(34)	(17)	(17)	0
of which: Real estate financing	5,242	4,934	307	0	(16)	(3)	(13)	0
of which: Large corporate clients	4,274	4,188	69	17	(1)	(1)	0	0
of which: SME clients	4,787	4,589	171	27	(9)	(8)	(1)	0
of which: Lombard	7,976	7,975	0	1	0	0	0	0
of which: Credit cards	7,890	7,535	355	0	(6)	(4)	(2)	0
of which: Commodity trade finance	344	344	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	85,728	83,626	1,920	182	(114)	(58)	(23)	(33)
Total allowances and provisions					(1,029)	(181)	(160)	(688)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 9  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

Coverage ratios are calculated for the core loan portfolio by taking ECL allowances and provisions divided by the gross carrying amount of the exposures. Core loan exposure is defined as the sum of Loans and advances to customers and Loans to financial advisors.

These ratios are influenced by the following key factors:

–   lending in Switzerland includes government backed COVID-19 loans;

–   Lombard loans are generally secured with marketable securities in portfolios that are, as a rule, highly diversified, with strict lending policies that are intended to ensure that credit risk is minimal under most circumstances;

–   mortgage loans to private clients and real estate financing are controlled by conservative eligibility criteria, including low loan-to-value ratios and strong debt service capabilities; for example, more than 99% of the aggregated amount of Swiss residential mortgage loans would continue to be fully covered by real estate collateral even if the value of that collateral decreased by 20%, for a 30% reduction, more than  98% would be covered;

–   the amount of unsecured retail lending (including credit cards) is insignificant;

–   contractual maturities in the loan portfolio, which are a factor in the calculation of ECLs, are generally short, with a large part of the loan portfolio having contractual maturities of 12 months or less; and

–   write-offs of ECL allowances against the gross loan balances when all or part of a financial asset is deemed uncollectible or forgiven, reduces the coverage ratios.

Coverage ratios for core loan portfolio	31.12.20
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	148,341	138,803	8,540	998	11	2	108	390
Real estate financing	43,492	37,583	5,883	27	15	4	75	1,414
Large corporate clients	15,440	12,684	2,069	686	181	21	192	3,089
SME clients	15,183	12,010	2,277	896	204	16	101	2,991
Lombard	133,886	133,800	0	86	3	0	0	3,592
Credit cards	1,596	1,209	342	46	240	91	333	3,488
Commodity trade finance	3,375	3,219	43	113	315	16	2	8,939
Other loans and advances to customers	19,274	17,781	1,402	91	31	14	25	3,563
Loans to financial advisors	2,677	2,009	142	526	404	135	351	1,446
Total[1]	383,266	359,099	20,697	3,470	30	5	106	2,247

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	6,285	6,083	198	3	7	6	16	197
Real estate financing	7,056	6,576	481	0	21	9	185	0
Large corporate clients	32,828	25,026	7,598	205	46	27	92	565
SME clients	9,121	7,239	1,734	148	40	19	63	779
Lombard	14,178	14,170	0	8	2	1	0	1,941
Credit cards	8,661	8,220	430	11	9	8	44	0
Commodity trade finance	1,683	1,658	25	0	10	8	15	8,279
Financial intermediaries and hedge funds	7,690	7,242	448	0	26	13	248	166
Other off-balance sheet commitments	14,366	13,876	482	8	13	7	11	12,414
Total[2]	101,869	90,090	11,396	382	25	13	91	894

1 Includes Loans and advances to customers of USD 380,589 million and Loans to financial advisors of USD 2,677 million which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Note 9  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	31.12.19
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	132,756	124,077	7,679	1,000	8	1	72	406
Real estate financing	38,524	32,937	5,567	21	11	2	62	1,765
Large corporate clients	9,819	9,199	429	192	119	16	100	5,088
SME clients	12,089	9,834	1,464	791	251	18	104	3,420
Lombard	112,915	112,799	0	116	2	0	0	1,566
Credit cards	1,696	1,322	339	35	205	60	404	3,718
Commodity trade finance	2,925	2,831	8	87	278	17	3	8,844
Other loans and advances to customers	16,824	16,582	176	67	31	9	15	5,750
Loans to financial advisors	2,987	2,370	344	272	366	122	305	2,570
Total[1]	330,536	311,951	16,005	2,580	26	4	83	2,436

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	5,520	5,466	51	2	7	6	100	245
Real estate financing	6,046	5,715	326	4	29	9	390	0
Large corporate clients	26,706	26,009	630	67	14	10	59	1,319
SME clients	6,782	6,407	273	101	53	15	115	2,265
Lombard	9,902	9,895	0	7	1	0	0	1,403
Credit cards	7,890	7,535	355	0	8	5	52	0
Commodity trade finance	2,678	2,664	13	0	5	5	9	2,713
Financial intermediaries and hedge funds	9,676	9,651	25	0	5	5	71	83
Other off-balance sheet commitments	8,872	8,626	246	0	5	4	34	22,592
Total[2]	84,070	81,969	1,920	182	14	7	120	1,822

1 Includes Loans and advances to customers of USD 327,550 million and Loans to financial advisors of USD 2,987 million which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 10   Derivative instruments

Overview

Over-the-counter (OTC) derivative contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) master agreement between UBS and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Regulators in various jurisdictions have begun a phased introduction of rules requiring the payment and collection of initial and variation margin on certain OTC derivative contracts, which may have a bearing on their price and other relevant terms. Due to challenges brought on by COVID-19, the International Organization of Securities Commissions (IOSCO) has extended the deadline for the completion of the final phase-in of margin requirements for non-centrally cleared derivatives, to 1 September 2022.

Other derivative contracts are standardized in terms of their amounts and settlement dates, and are bought and sold on regulated exchanges. These are commonly referred to as exchange-traded derivatives (ETD) contracts. Exchanges offer the benefits of pricing transparency, standardized daily settlement of changes in value and, consequently, reduced credit risk.

Most of the Group’s derivative transactions relate to sales and market-making activity. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Market-making aims to directly support the facilitation and execution of client activity, and involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. The Group also uses various derivative instruments for hedging purposes.

›   Refer to Notes 16  and 21  for more information about derivative instruments

›   Refer to Note 25  for more information about derivatives designated in hedge accounting relationships

Risks of derivative instruments

The derivative financial assets shown on the balance sheet can be an important component of the Group’s credit exposure, however, the positive replacement values related to a respective counterparty are rarely an adequate reflection of the Group’s credit exposure in its derivatives business with that counterparty. This is generally the case because, on the one hand, replacement values can increase over time (potential future exposure), while, on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements. Both the exposure measures used internally by the Group to control credit risk and the capital requirements imposed by regulators reflect these additional factors.

›   Refer to Note 22  for more information about derivative financial assets and liabilities after consideration of netting potential allowed under enforceable netting arrangements

›   Refer to the “Risk management and control” section of this report for more information about the risks arising from derivative instruments

Contingent collateral features of derivative liabilities

Certain derivative instruments contain contingent collateral or termination features triggered upon a downgrade of the published credit ratings of the Group in the normal course of business. Based on UBS’s credit ratings as of 31 December 2020, USD 0.0 billion, USD 0.5 billion and USD 1.1 billion would have been required for contractual obligations related to OTC derivatives in the event of a one-notch, two-notch and three-notch reduction in long-term credit ratings, respectively. In evaluating UBS’s liquidity requirements, UBS considers additional collateral or termination payments that would be required in the event of a reduction in UBS’s long-term credit ratings, and a corresponding reduction in UBS’s short-term ratings.

Note 10   Derivative instruments (continued)

Derivative instruments

	31.12.20					31.12.19
USD billion	Derivative financial assets	Notional amounts related to derivative financial assets[2]	Derivative financial liabilities	Notional amounts related to derivative financial liabilities[2]	Other notional amounts[2,3]	Derivative financial assets	Notional amounts related to derivative financial assets[2]	Derivative financial liabilities	Notional amounts related to derivative financial liabilities[2]	Other notional amounts[2,3]
Interest rate contracts	50.9	928.0	43.9	880.4	11,291.5	42.6	1,020.2	36.6	975.2	11,999.2
of which: forward contracts (OTC)[1]	0.0	19.8	0.4	21.9	2,602.5	0.0	16.3	0.3	19.6	3,136.8
of which: swaps (OTC)	40.8	407.0	30.9	364.8	8,105.2	34.3	454.7	26.2	402.9	8,086.0
of which: options (OTC)	10.1	447.5	12.5	460.5		8.1	464.8	10.0	486.1
of which: futures (ETD)					480.6					546.9
of which: options (ETD)	0.0	53.6	0.0	33.1	103.3	0.0	84.4	0.0	66.6	229.5
Credit derivative contracts	2.4	57.6	2.9	64.8		2.0	70.2	3.0	69.9
of which: credit default swaps (OTC)	2.2	53.6	2.6	62.3		1.7	65.0	2.2	66.0
of which: total return swaps (OTC)	0.1	1.9	0.3	2.5		0.3	2.0	0.8	3.3
Foreign exchange contracts	68.7	2,951.1	70.5	2,820.4	1.4	52.5	3,173.4	54.0	2,993.8	1.2
of which: forward contracts (OTC)	27.3	779.1	29.0	853.3		22.4	935.3	23.4	966.6
of which: swaps (OTC)	34.3	1,727.3	34.4	1,567.3		22.8	1,573.2	23.8	1,418.5
of which: options (OTC)	7.1	440.9	7.1	394.7		7.3	660.9	6.8	604.9
Equity contracts	34.8	449.6	41.2	581.3	91.3	22.8	420.3	25.5	534.5	122.1
of which: swaps (OTC)	6.4	89.4	9.8	108.4		4.0	81.3	5.5	96.3
of which: options (OTC)	7.0	87.1	10.9	146.2		5.0	88.6	6.8	144.1
of which: futures (ETD)					67.9					84.9
of which: options (ETD)	10.7	273.1	11.3	326.8	23.5	7.2	250.4	7.8	294.1	37.2
of which: agency transactions (ETD)[4]	10.7		9.1			6.6		5.4
Commodity contracts	2.2	57.8	2.0	49.7	10.1	1.8	56.1	1.7	60.0	12.6
of which: swaps (OTC)	0.5	17.7	0.8	18.0		0.4	13.8	0.6	15.1
of which: options (OTC)	1.0	23.5	0.7	17.8		1.0	27.4	0.4	23.6
of which: futures (ETD)					9.3					12.0
of which: forward contracts (ETD)		8.0		6.3			5.9		4.9
Loan commitments measured at FVTPL (OTC)[5]			0.0	10.2				0.0	7.1
Unsettled purchases of non-derivative financial instruments[6]	0.3	18.3	0.2	10.0		0.1	16.6	0.1	6.9
Unsettled sales of non-derivative financial instruments[6]	0.2	17.2	0.3	12.9		0.1	15.4	0.1	9.7
Total derivative instruments, based on IFRS netting[7]	159.6	4,479.5	161.1	4,429.7	11,394.4	121.8	4,772.2	120.9	4,657.0	12,135.1

1 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The notional amounts related to these instruments were previously presented in the former Note 34 under Forward starting transactions (refer to the “Consolidated financial statements” section of the Annual Report 2019 for more information). Starting with this report, the presentation of these notionals has been aligned with the fair values presented in this table and prior periods have been amended to ensure comparability.    2 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional amounts of the netted derivative financial instruments are still presented on a gross basis.    3 Other notional amounts relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4 Notional amounts of exchange-traded agency transactions and OTC-cleared transactions entered into on behalf of clients are not disclosed as they have a significantly different risk profile.    5 These notional amounts relate to derivative loan commitments that were previously presented in the former Note 34 under loan commitments measured at fair value (refer to the “Consolidated financial statements” section of the Annual Report 2019 for more information). Starting with this report, the presentation of these notionals has been aligned with the fair values of the derivative loan commitments presented in this table and prior periods have been amended to ensure comparability.    6 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    7 Derivative financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Refer to Note 22 for more information on netting arrangements.

On a notional amount basis, approximately 50% of OTC interest rate contracts held as of 31 December 2020 (31 December 2019: 54%) mature within one year, 30% (31 December 2019: 28%) within one to five years and 20% (31 December 2019: 18%) after five years. Notional amounts of interest rate contracts cleared through either a central counterparty or an exchange that are legally settled on a daily basis are presented under Other notional amounts in the table above and are categorized into maturity buckets on the basis of contractual maturities of the cleared underlying derivative contracts.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 11   Financial assets measured at fair value through other comprehensive income

USD million	31.12.20	31.12.19
Financial assets measured at fair value through other comprehensive income[1]
Debt instruments
Government and government agencies	8,155	6,162
of which: USA	7,727	5,814
Banks	103	178
Corporates and other	0	4
Total financial assets measured at fair value through other comprehensive income	8,258	6,345
Unrealized gains, before tax	204	41
Unrealized (losses), before tax	(4)	(25)
Net unrealized gains / (losses), before tax	200	16
Net unrealized gains / (losses), after tax	151	15
1 Refer to Note 21c for more information about product type and fair value hierarchy categorization. Refer also to Note 9 and Note 20 for more information about expected credit loss measurement.

Note 12   Property, equipment and software

At historical cost less accumulated depreciation
USD million	Owned properties	Leased properties[1]	Leasehold improve- ments	IT hardware and communication equipment	Internally generated software	Purchased software	Other machines and equipment	Projects in progress	2020	2019
Historical cost
Balance at the beginning of the year	7,650	3,745	3,004	1,559	6,176	485	799	1,014	24,431	23,321
Additions	26	443[2]	37	192	131	75	20	1,389	2,312	1,931
Disposals / write-offs[3]	(315)	(8)	(169)	(245)	(135)	(76)	(42)	0	(990)	(636)
Reclassifications[4]	(461)	0	217	11	1,015	3	34	(1,410)	(590)	(398)
Foreign currency translation	686	70	85	65	75	19	31	43	1,074	213
Balance at the end of the year	7,586	4,249	3,174	1,581	7,262	506	843	1,036	26,238	24,431
Accumulated depreciation
Balance at the beginning of the year	4,466	519	1,768	1,053	2,906	358	559	0	11,628	10,619
Depreciation	173	535	236	170	753	61	69	0	1,997	1,728
Impairment[5]	0	4	1	0	67	0	0	0	72	37
Disposals / write-offs[3]	(200)	(3)	(164)	(243)	(129)	(76)	(42)	0	(855)	(614)
Reclassifications[4]	(332)	0	5	0	0	0	0	0	(328)	(254)
Foreign currency translation	406	28	70	41	35	13	23	0	616	112
Balance at the end of the year	4,513	1,082	1,917	1,021	3,631	356	608	0	13,129	11,628

Net book value
Net book value at the beginning of the year	3,184	3,226	1,236	506	3,270	126	241	1,014	12,804	12,702
Net book value at the end of the year	3,073	3,167	1,258	560	3,630	150	235	1,036[6]	13,109	12,804

1 Represents right-of-use assets recognized by UBS as lessee. Includes immaterial leased IT equipment. The total cash outflow for leases during 2020 was USD 679 million (2019: USD 641 million). Interest expense on lease liabilities is included within Interest expense from financial instruments measured at amortized cost and Lease liabilities are included within Other financial liabilities measured at amortized cost. Refer to Notes 3 and 19a, respectively. Also refer to Note 1 for more information about the nature of UBS’s leasing activities.    2 In 2020, right-of-use assets included the Additions from sale-and-leaseback transactions, from which UBS recognized net gains of USD 140 million, included within Other income. Refer to Note 5.    3 Includes write-offs of fully depreciated assets.    4 The total net reclassification amount for the respective periods represents reclassifications to Properties and other non-current assets held for sale.    5 Impairment charges recorded in 2020 generally relate to assets that are no longer used for which the recoverable amount based on a value in use approach was determined to be zero. Includes the impairment of internally generated software resulting from a decision in the fourth quarter of 2020 to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG.    6 Consists of USD 855 million related to internally generated software, USD 92 million related to Owned properties and USD 89 million related to Leasehold improvements.

Note 13   Goodwill and intangible assets

Introduction

UBS performs an impairment test on its goodwill assets on an annual basis or when indicators of impairment exist.

UBS considers Asset Management and the Investment Bank, as they are reported in Note 2a, as separate cash-generating units (CGUs), as that is the level at which the performance of investments (and the related goodwill) is reviewed and assessed by management. Given that a significant amount of goodwill in Global Wealth Management relates to the PaineWebber acquisition in 2000, which mainly affected the Americas portion of the business, this goodwill remains separately monitored by the Americas, despite the formation of Global Wealth Management in 2018. Accordingly, goodwill for Global Wealth Management is separately considered for impairment at the level of two CGUs: Americas; and Switzerland and International (consisting of EMEA, Asia Pacific and Global).

The impairment test is performed for each CGU to which goodwill is allocated by comparing the recoverable amount, based on its value in use, with the carrying amount of the respective CGU. An impairment charge is recognized if the carrying amount exceeds the recoverable amount.

As of 31 December 2020, total goodwill recognized on the balance sheet was USD 6.2 billion, of which USD 3.7 billion was carried by the Global Wealth Management Americas CGU, USD 1.2 billion was carried by the Global Wealth Management Switzerland and International CGU, and USD 1.2 billion was carried by Asset Management. The Investment Bank CGU had no goodwill. Based on the impairment testing methodology described below, UBS concluded that the goodwill balances as of 31 December 2020 allocated to these CGUs are not impaired.

Methodology for goodwill impairment testing

The recoverable amounts are determined using a discounted cash flow model, which has been adapted to use inputs that consider features of the banking business and its regulatory environment. The recoverable amount of a CGU is the sum of the discounted earnings attributable to shareholders from the first three forecast years and the terminal value, adjusted for the effect of the capital assumed to be needed over the next three years and to support growth beyond that period. The terminal value, which covers all periods beyond the third year, is calculated on the basis of the forecast of third-year profit, the discount rate and the long-term growth rate, as well as the implied perpetual capital growth.

The carrying amount for each CGU is determined by reference to the Group’s equity attribution framework. Within that framework, which is described in the “Capital, liquidity and funding, and balance sheet” section of this report, UBS attributes equity to the businesses on the basis of their risk-weighted assets and leverage ratio denominator (both metrics include resource allocations from Group Functions to the business divisions), their goodwill and their intangible assets, as well as attributed equity related to certain CET1 deduction items. The framework is primarily used for the purpose of measuring the performance of the businesses and includes certain management assumptions. Attributed equity equals the capital that a CGU requires to conduct its business and is currently considered a reasonable approximation of the carrying amount of the CGUs. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective CGU.

›   Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the equity attribution framework

Assumptions

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

The discount rates are determined by applying a capital asset pricing model-based approach, as well as considering quantitative and qualitative inputs from both internal and external analysts and the view of management. In addition, they take into account regional differences in risk-free rates at the level of individual CGUs. Consistently, long-term growth rates are determined based on nominal or real GDP growth rate forecasts, depending on the region.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 13  Goodwill and intangible assets (continued)

Key assumptions used to determine the recoverable amounts of each CGU are tested for sensitivity by applying a reasonably possible change to those assumptions. Forecast earnings available to shareholders were changed by 20%, the discount rates were changed by 1.5 percentage points and the long-term growth rates were changed by 0.75 percentage points. Under all scenarios, reasonably possible changes in key assumptions did not result in an impairment of goodwill or intangible assets reported by Global Wealth Management Americas, Global Wealth Management Switzerland and International, and Asset Management.

If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of goodwill attributable to Global Wealth Management Americas, Global Wealth Management Switzerland and International, and Asset Management may become impaired in the future, giving rise to losses in the income statement. Recognition of any impairment of goodwill would reduce IFRS equity and net profit. It would not affect cash flows and, as goodwill is required to be deducted from capital under the Basel III capital framework, no effect would be expected on the Group’s capital ratios.

Discount and growth rates
	Discount rates		Growth rates
In %	31.12.20	31.12.19	31.12.20	31.12.19
Global Wealth Management Americas	9.5	9.5	5.1	4.2
Global Wealth Management Switzerland and International	8.5	8.5	3.7	3.4
Asset Management	8.5	9.0	3.5	3.0
Investment Bank	11.0	11.0	4.8	4.0

	Goodwill	Intangible assets
USD million	Total	Infrastructure[1]	Customer relationships, contractual rights and other	Total	2020	2019
Historical cost
Balance at the beginning of the year	6,272	760	788	1,548	7,820	8,018
Additions			147[2]	147	147	11
Disposals	(158)[3]				(158)	(11)
Write-offs			(35)	(35)	(35)	(185)
Foreign currency translation	69		22	22	91	(12)
Balance at the end of the year	6,182	760	922	1,683	7,865	7,820
Accumulated amortization and impairment
Balance at the beginning of the year		730	621	1,351	1,351	1,371
Amortization		30	25	55	55	65
Impairment[4]			2	2	2	0
Disposals					0	(8)
Write-offs			(35)	(35)	(35)	(75)
Foreign currency translation			11	11	11	(2)
Balance at the end of the year		760	624	1,385	1,385	1,351
Net book value at the end of the year	6,182	0	298	298	6,480	6,469

1 Consists of the branch network intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc.    2 Relates to the establishment of a banking partnership with Banco do Brasil. Refer to Note 29 for more information.    3 Relates to the sale of a majority stake in Fondcenter AG. Refer to Note 29 for more information.    4 Impairment charges recorded in 2020 relate to assets for which the recoverable amount was determined considering their value in use (recoverable amount of the impaired intangible assets in 2020 was USD 5 million).

Note 13  Goodwill and intangible assets (continued)

The table below presents goodwill and intangible assets by CGU for the year ended 31 December 2020.

USD million	Global Wealth Management Americas	Global Wealth Management Switzerland and International	Asset Management	Investment Bank	Group Functions	Total
Goodwill
Balance at the beginning of the year	3,719	1,198	1,354	0	0	6,272
Additions						0
Disposals			(158)			(158)
Foreign currency translation	5	34	30			69
Balance at the end of the year	3,724	1,233	1,226	0	0	6,182
Intangible assets
Balance at the beginning of the year	92	92	0	5	7	197
Additions				147		147
Disposals						0
Amortization	(36)	(12)		(4)	(4)	(55)
Impairment	(2)					(2)
Foreign currency translation	(9)	7		12		11
Balance at the end of the year	46	88	0	161	4	298

The table below presents estimated aggregated amortization expenses for intangible assets.

USD million	Intangible assets
Estimated, aggregated amortization expenses for:
2021	33
2022	28
2023	27
2024	24
2025	23
Thereafter	160
Not amortized due to indefinite useful life	2
Total	298

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 14  Other assets

a) Other financial assets measured at amortized cost

USD million	31.12.20	31.12.19
Debt securities	18,801	14,141
of which: government bills / bonds	9,789	8,492
Loans to financial advisors	2,569	2,877
Fee- and commission-related receivables	2,014	1,521
Finance lease receivables	1,447	1,444
Settlement and clearing accounts	614	587
Accrued interest income	591	742
Other	1,158	1,669
Total other financial assets measured at amortized cost	27,194	22,980

b) Other non-financial assets

USD million	31.12.20	31.12.19
Precious metals and other physical commodities	6,264	4,597
Bail deposit[1]	1,418	1,293
Prepaid expenses	1,081	927
VAT and other tax receivables	433	493
Properties and other non-current assets held for sale	246	199
Other	326	346
Total other non-financial assets	9,768	7,856
1 Refer to item 1 in Note 18b for more information.

Note 15   Amounts due to banks and customer deposits

USD million	31.12.20	31.12.19
Amounts due to banks	11,050	6,570
Customer deposits	524,605	448,284
of which: demand deposits	236,447	176,010
of which: retail savings / deposits	220,898	168,581
of which: time deposits	40,290	62,315
of which: fiduciary deposits	26,970	41,378
Total amounts due to banks and customer deposits	535,655	454,854

Customer deposits increased by USD 76 billion, mainly in Switzerland and the Americas, of which USD 50 billion was in Global Wealth Management and USD 26 billion in Personal & Corporate Banking, as a result of clients holding higher levels of cash, as well as currency effects. Demand deposits and retail savings / deposits together increased by USD 113 billion, partly offset by decreases of USD 36 billion in time deposits and fiduciary deposits.

Note 16   Debt issued designated at fair value

USD million	31.12.20	31.12.19
Issued debt instruments
Equity-linked[1]	41,069	41,722
Rates-linked	11,038	16,318
Credit-linked	1,933	1,916
Fixed-rate	3,604	4,636
Commodity-linked	1,497	1,567
Other	2,101	649
of which: debt that contributes to total loss-absorbing capacity	1,190	217
Total debt issued designated at fair value	61,243	66,809
of which: issued by UBS AG with original maturity greater than one year[2]	46,427	51,031
of which: life-to-date own credit (gain) / loss	418	92

1 Includes investment fund unit-linked instruments issued.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. 100% of the balance as of 31 December 2020 was unsecured (31 December 2019: more than 99% of the balance was unsecured).

As of 31 December 2020 and 31 December 2019, the contractual redemption amount at maturity of debt issued designated at fair value through profit or loss was not materially different from the carrying amount.

The table below shows the residual contractual maturity of the carrying amount of debt issued designated at fair value, split between fixed-rate and floating-rate instruments based on the contractual terms, and does not consider any early redemption features. Interest rate ranges for future interest payments related to debt issued designated at fair value have not been included in the table below, as the majority of the debt instruments issued are structured products and therefore the future interest payments are highly dependent upon the embedded derivative and prevailing market conditions at the point in time that each interest payment is made.

›   Refer to Note 24  for maturity information on an undiscounted cash flow basis

Contractual maturity of carrying amount
USD million	2021	2022	2023	2024	2025	2026–2030	Thereafter	Total 31.12.20	Total 31.12.19
UBS Group AG1
Non-subordinated debt
Fixed-rate	0	0	0	0	0	0	1,375	1,375	217
UBS AG2
Non-subordinated debt
Fixed-rate	4,144	1,473	1,112	512	318	227	1,623	9,409	10,368
Floating-rate	18,145	8,758	5,915	1,727	6,454	6,058	2,471	49,528	55,299
Subtotal	22,289	10,231	7,027	2,239	6,772	6,286	4,094	58,937	65,668
Other subsidiaries[3]
Non-subordinated debt
Fixed-rate	88	7	0	0	0	422	22	539	520
Floating-rate	41	185	126	0	0	0	39	392	404
Subtotal	129	192	126	0	0	422	61	931	924
Total	22,418	10,423	7,153	2,239	6,772	6,708	5,530	61,243	66,809
1 Comprises instruments issued by the legal entity UBS Group AG. 2 Comprises instruments issued by the legal entity UBS AG. 3 Comprises instruments issued by subsidiaries of UBS AG.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 17   Debt issued measured at amortized cost

USD million	31.12.20	31.12.19
Certificates of deposit	15,680	5,190
Commercial paper	25,472	14,413
Other short-term debt	5,515	2,235
Short-term debt[1]	46,666	21,837
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	36,611	30,105
Senior unsecured debt other than TLAC	21,340	25,569
of which: issued by UBS AG with original maturity greater than one year[2]	18,464	22,349
Covered bonds	2,796	2,633
Subordinated debt	22,157	21,775
of which: high-trigger loss-absorbing additional tier 1 capital instruments	11,837	11,931
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,577	2,414
of which: low-trigger loss-absorbing tier 2 capital instruments	7,201	6,892
of which: non-Basel III-compliant tier 2 capital instruments	543	540
Debt issued through the Swiss central mortgage institutions	9,660	8,574
Other long-term debt	3	4
Long-term debt[3]	92,566	88,660
Total debt issued measured at amortized cost[4]	139,232	110,497

1 Debt with an original contractual maturity of less than one year.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. As of 31 December 2020, 100% of the balance was unsecured (31 December 2019: 100% of the balance was unsecured).    3 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

The Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt instruments held at amortized cost. In some cases, the Group applies hedge accounting for interest rate risk as discussed in item 2j in Note 1a and Note 25. As a result of applying hedge accounting, the life-to-date adjustment to the carrying amount of debt issued was an increase of USD 2,401 million as of 31 December 2020 and an increase of USD 1,099 million as of 31 December 2019, reflecting changes in fair value due to interest rate movements.

Note 17   Debt issued measured at amortized cost (continued)

Subordinated debt consists of unsecured debt obligations that are contractually subordinated in right of payment to all other present and future non-subordinated obligations of the respective issuing entity. All of the subordinated debt instruments outstanding as of 31 December 2020 pay a fixed rate of interest.

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

›   Refer to Note 24  for maturity information on an undiscounted cash flow basis

Contractual maturity of carrying amount
USD million	2021	2022	2023	2024	2025	2026–2030	Thereafter	Total 31.12.20	Total 31.12.19
UBS Group AG1
Non-subordinated debt
Fixed-rate	1,856	3,894	4,086	5,522	5,355	12,864	0	33,578	27,306
Floating-rate	1,001	2,638	2,251	0	0	0	0	5,890	6,012
Subordinated debt
Fixed-rate	0	0	0	0	0	0	14,413	14,413	14,344
Subtotal	2,857	6,532	6,337	5,522	5,355	12,864	14,413	53,881	47,662
UBS AG2
Non-subordinated debt
Fixed-rate	40,886	5,813	4,224	0	386	0	1,309	52,618	33,696
Floating-rate	12,007	1,155	1,175	0	962	0	0	15,299	13,119
Subordinated debt
Fixed-rate	0	2,053	0	2,693	335	2,663	0	7,744	7,431
Subtotal	52,893	9,022	5,398	2,693	1,684	2,663	1,309	75,661	54,247
Other subsidiaries[3]
Non-subordinated debt
Fixed-rate	1,152	928	1,038	1,106	1,211	3,580	674	9,690	8,588
Subtotal	1,152	928	1,038	1,106	1,211	3,580	674	9,690	8,588
Total	56,902	16,482	12,774	9,321	8,250	19,106	16,397	139,232	110,497
1 Comprises debt issued by the legal entity UBS Group AG. 2 Comprises debt issued by the legal entity UBS AG. 3 Comprises debt issued by subsidiaries of UBS AG.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 18  Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.12.20	31.12.19
Provisions other than provisions for expected credit losses	2,571	2,861
Provisions for expected credit losses	257	114
Total provisions	2,828	2,974

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring	Other[3]	Total 2020	Total 2019
Balance at the beginning of the year	2,475	106	280	2,861	3,245
Increase in provisions recognized in the income statement	233	101	139	472	404
Release of provisions recognized in the income statement	(33)	(13)	(47)	(92)	(123)
Provisions used in conformity with designated purpose	(603)	(113)	(54)	(770)	(659)
Capitalized reinstatement costs	0	0	11	11	1
Reclassifications	0	(14)	14	0	0
Foreign currency translation / unwind of discount	64	4	20	88	(8)
Balance at the end of the year	2,135	72[2]	363	2,571	2,861

1 Comprises provisions for losses resulting from legal, liability and compliance risks.    2 Primarily consists of provisions for onerous contracts of USD 49 million as of 31 December 2020 (31 December 2019: USD 61 million) and personnel-related restructuring provisions of USD 18 million as of 31 December 2020 (31 December 2019: USD 40 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to onerous contracts and severance payments. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants. Severance-related provisions are used within a short time period but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 18b. There are no material contingent liabilities associated with the other classes of provisions.

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

Note 18  Provisions and contingent liabilities (continued)

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

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 18a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement UBS entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that UBS had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital, liquidity and funding, and balance sheet” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total 2020	Total 2019
Balance at the beginning of the year	782	113	0	255	1,325	2,475	2,827
Increase in provisions recognized in the income statement	213	0	0	19	1	233	258
Release of provisions recognized in the income statement	(24)	(6)	0	(1)	(2)	(33)	(81)
Provisions used in conformity with designated purpose	(154)	(1)	0	(52)	(395)	(603)	(518)
Reclassifications	0	0	0	(3)	3	0	0
Foreign currency translation / unwind of discount	44	10	0	10	0	64	(12)
Balance at the end of the year	861	115	0	227	932	2,135	2,475

1 Provisions, if any, for matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Group Functions.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 18  Provisions and contingent liabilities (continued)

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

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item. In February 2020, the FTA ordered that UBS would not be granted party status in the French administrative assistance proceedings. UBS appealed this decision to the Federal Administrative Court. On 15 July, the Federal Administrative Court upheld the FTA’s decision, holding that UBS will no longer have party status in these proceedings. The Swiss Federal Supreme Court has determined that it will not hear UBS’s appeal of this decision.

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

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial originally scheduled for 2 June 2020 has been rescheduled to 8-24 March 2021. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 December 2020 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 549 million at 31 December 2020). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 December 2020 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud.

Our balance sheet at 31 December 2020 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 18  Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 December 2020 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

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

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

Since that time UBS has received customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.8 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 18  Provisions and contingent liabilities (continued)

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

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Our balance sheet at 31 December 2020 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with the UK Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), FINMA, the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking, the DOJ’s Criminal Division and the European Commission. UBS has ongoing obligations under the Cease and Desist Order of the Federal Reserve Board and the Office of the Comptroller of the Currency (as successor to the Connecticut Department of Banking), and to cooperate with relevant authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

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

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint. UBS and 11 other banks have reached an agreement with the plaintiffs to settle the class action for a total of USD 10 million. The court approved the settlement in November 2020.

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

Note 18  Provisions and contingent liabilities (continued)

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

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received final court approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received final court approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards.

Other benchmark class actions in the US: In 2014, 2015 and 2017, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. Plaintiffs have appealed. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint. Defendants moved to dismiss the amended complaint in October 2020. In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs have appealed. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint following the dismissal, and the courts granted a renewed motion to dismiss in July 2019. Plaintiffs have appealed. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings. The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

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

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 December 2020 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 18  Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

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

Our balance sheet at 31 December 2020 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 19   Other liabilities

a) Other financial liabilities measured at amortized cost

USD million	31.12.20	31.12.19
Other accrued expenses	1,696	1,928
Accrued interest expenses	1,355	1,562
Settlement and clearing accounts	1,199	1,379
Lease liabilities	3,927	3,943
Other	1,553	900
Total other financial liabilities measured at amortized cost	9,729	9,712

b) Other financial liabilities designated at fair value

USD million	31.12.20	31.12.19
Financial liabilities related to unit-linked investment contracts	20,975	28,145
Securities financing transactions	7,317	5,742
Over-the-counter debt instruments	2,060	2,022
Other	35	31
Total other financial liabilities designated at fair value	30,387	35,940
of which: life-to-date own credit (gain) / loss	(36)	(4)

c) Other non-financial liabilities

USD million	31.12.20	31.12.19
Compensation-related liabilities[1,2]	7,468	6,855
of which: Deferred Contingent Capital Plan	1,858	1,855
of which: financial advisor compensation plans[2]	1,500	1,506
of which: other compensation plans	2,740	2,310
of which: net defined benefit liability	722	633
of which: other compensation-related liabilities[3]	648	552
Deferred tax liabilities	564	311
Current tax liabilities	1,009	852
VAT and other tax payables	523	475
Deferred income	228	141
Other	61	202
Total other non-financial liabilities	9,854	8,837

1 In 2020, UBS modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees. Refer to Note 1b for more information.    2 Comparative-period information has been restated. Refer to Note 1b for more information.    3 Includes liabilities for payroll taxes and untaken vacation.

Additional information

Note 20  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 694 million in 2020, reflecting net credit loss expenses of USD 266 million related to stage 1 and 2 positions and USD 429 million net credit loss expenses related to credit-impaired (stage 3) positions.

Stage 1 and 2 net credit loss expenses of USD 266 million were primarily driven by a net expense of USD 200 million from updating the forward-looking scenarios and their associated weightings, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, with approximately half from the baseline scenario and half from the severe downside scenario. The main drivers included updated GDP and unemployment assumptions in Switzerland and the US, primarily impacting Large corporate clients and, to a lesser extent, Private clients with mortgages, Real estate financing and SME clients. These scenario updates impacted remeasurements for stage 1 and 2 positions without stage transfers and triggered exposure movements between stages, primarily from stage 1 to stage 2 as probabilities of default increased.

In addition to the scenario related effects, stage 1 and 2 expenses of USD 73 million arose from new transactions, net of releases from derecognized transactions, primarily from Large corporate clients and SME clients. A further USD 32 million stage 1 and 2 net release of expenses resulted from a number of model updates, primarily impacting Financial intermediaries, Real estate financing and SME clients. The remaining stage 1 and 2 expenses of USD 24 million mainly reflect the effects of post-model adjustments for selected exposures to Swiss SME clients, as well as remeasurements within the loan book, mainly in the Investment Bank.

The changes in the macroeconomic environment in the second half of 2020 generally included more optimistic forward-looking assumptions for both the baseline and severe downside scenarios compared with those applied in the first half of the year. Management applied a post-model expense adjustment of USD 117 million to offset the stage 1 and 2 releases that would have otherwise arisen, deeming them to be premature given the high degree of prevailing uncertainties and the wide range of reasonable possible outcomes.

›   Refer to Note 20b for more information

Stage 3 net expenses of USD 429 million were recognized across a number of defaulted positions. In the Investment Bank, stage 3 net expenses of USD 217 million were recognized, of which USD 81 million related to an exposure to a client in the travel sector. In Personal & Corporate Banking, stage 3 net expenses of USD 128 million were recognized, of which USD 59 million related to a case of fraud at a commodity trade finance counterparty, which affected a number of lenders, including UBS. In Global Wealth Management, stage 3 net expenses of USD 40 million were recognized, primarily across a small number of collateralized and securities-based lending positions. In Group Functions, stage 3 expenses of USD 42 million were recognized from one energy-related exposure in the Non-core and Legacy Portfolio.

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the year ended 31.12.20
Stages 1 and 2	(48)	(129)	0	(88)	0	(266)
Stage 3	(40)	(128)	(2)	(217)	(42)	(429)
Total credit loss (expense) / release	(88)	(257)	(2)	(305)	(42)	(694)

For the year ended 31.12.19
Stages 1 and 2	3	23	0	(4)	0	22
Stage 3	(23)	(44)	0	(26)	(7)	(100)
Total credit loss (expense) / release	(20)	(21)	0	(30)	(7)	(78)

For the year ended 31.12.18
Stages 1 and 2	0	0	0	(9)	(1)	(9)
Stage 3	(15)	(56)	0	(29)	(8)	(109)
Total credit loss (expense) / release	(15)	(56)	0	(38)	(8)	(118)

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20  Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

Refer to Note 1a for information about the principles governing ECL models, scenarios, scenario weights and key inputs applied.

During 2020, management carefully considered guidance issued by supervisory authorities concerning the interpretation of key elements of IFRS 9, Financial instruments, in the context of COVID-19.

Governance

Comprehensive cross-functional and cross-divisional governance processes are in place and used to discuss and approve scenario updates and weights, to assess whether significant increases in credit risk resulted in stage transfers, to review model outputs and to reach conclusions regarding post-model adjustments.

Model changes

During 2020, the probability of default (PD) and loss given default (LGD) models applied to Financial intermediaries, Large corporate clients, Real estate financing and SME clients were revised to reflect updates to PD and LGD risk drivers and macroeconomic dependencies.

The model updates resulted in a USD 32 million decrease in ECL allowances, primarily in Personal & Corporate Banking across Financial intermediaries, Real estate financing and SME clients.

Scenario and key input updates

During 2020, the four scenarios and related macroeconomic factors that were applied at the end of 2019 were reviewed in light of the economic and political conditions and prevailing uncertainties through a series of governance meetings, with input from UBS risk and finance experts across the regions and business divisions. Scenario assumptions are benchmarked against external data, e.g., from Bloomberg Consensus, Oxford Economics and the International Monetary Fund World Economic Outlook (IMF WEO). The hypothetical scenarios, in particular the upside and mild downside scenarios, were viewed less plausible. Given the considerable uncertainties associated with the economic conditions, an exceptional interim design of these scenarios was not deemed appropriate. Therefore, management concluded that the probability weights of the upside and the mild downside scenarios would be set to zero.

The baseline scenario, which is aligned to the economic and market assumptions used for UBS’s business planning purposes, and the severe downside scenario, which is the Group’s binding stress scenario, were updated throughout 2020 using the most recent available macroeconomic and market information.

The baseline scenario updates during the first half of 2020 assumed a deterioration of GDP in relevant markets, especially in the US and in Switzerland, increasing unemployment, including a sharp increase in the US to previously unseen levels, lower equity prices and higher market volatility. House prices were assumed to be largely flat in Switzerland over 2020 but to decrease in the US. Overall, only modest economic improvements were expected from the second half of 2020. The severe downside assumptions were considered to be consistent with assumptions for COVID-19-related disruption but to a significantly more adverse degree than what was considered under the baseline scenario, with a full year contraction expected to continue into 2021 and only a moderate recovery starting from the end of 2021.

Improvements in macroeconomic forward-looking assumptions started from the third quarter 2020, with the fourth quarter 2020 in particular including more optimistic assumptions for the baseline, with increased GDP growth forecasts and lower unemployment levels in the US and in Switzerland in particular, given improvements in economic activity as well as greater optimism regarding the availability and effective distribution of vaccines and continued government support. In addition, the assumptions for the severe downside scenario were made less pessimistic in the second half of 2020.

The table on the following page details the key assumptions for the baseline and severe downside scenarios applied as of 31 December 2020. The outlook of the one-year and three-year cumulative GDP growth rates in the baseline are significantly higher than those seen at the end of 2019, as the economy is expected to recover from the sharp contractions seen in mid-2020. However, GDP levels are expected to remain below 31 December 2019 levels until 2022 in the US and Switzerland, and until 2023 in the Eurozone. The GDP growth rates in the severe downside scenario are also higher, to reflect the recovery from the weaker starting levels. Under the baseline scenario, US unemployment is expected to decline to 5.5% by the end of the first year and to 4.5% by the end of the third year. Unemployment rates in the Eurozone and Switzerland are expected to rise modestly in the first year in the baseline scenario but to recover by the end of the third year. The severe downside scenario includes marked increases in unemployment.

Note 20  Expected credit loss measurement (continued)

Scenario weights and post-model adjustments

As a consequence of the exceptional circumstances and prevailing uncertainties during 2020 and as at 31 December 2020, the weight allocations shifted significantly since 2019, with the baseline scenario weighted at 70% and the severe downside scenario at 30% through the end of the third quarter of 2020, to best reflect management’s sentiment regarding the boundaries of economic outcomes. During the fourth quarter of 2020, changes in the macro-economic environment generally included more optimistic forward-looking assumptions as stated above. However, developments as at 31 December 2020, including an increase in infection and hospitalization rates, as well as strict lockdowns in many jurisdictions, led to a continued high level of uncertainty in relation to the effects of the pandemic and its impact on the global economy. These developments gave rise to questions around whether the assumptions will play out as forecasted. As a consequence, in the fourth quarter 2020, management decreased the weight placed on the baseline scenario from 70% to 60% and increased the weight placed on the severe downside scenario from 30% to 40%, and applied additionally a post-model adjustment of USD 117 million to offset the stage 1 and 2 ECL releases which would have otherwise arisen from the scenario update effects.

ECL scenario	Assigned weights in %
	31.12.20	31.12.19
Upside	0.0	7.5
Baseline	60.0	42.5
Mild downside	0.0	35.0
Severe downside	40.0	15.0

Scenario assumptions	One year		Three years cumulative
31.12.20	Baseline	Severe downside	Baseline	Severe downside
Real GDP growth (% change)
United States	2.7	(5.9)	9.1	(3.8)
Eurozone	2.5	(8.7)	9.9	(10.3)
Switzerland	3.3	(6.6)	9.0	(5.7)
Consumer price index (% change)
United States	1.7	(1.2)	5.5	0.4
Eurozone	1.4	(1.3)	3.9	(1.7)
Switzerland	0.3	(1.8)	0.9	(1.6)
Unemployment rate (end-of-period level, %)[1]
United States	5.5	12.1	4.5	9.9
Eurozone	9.5	14.1	8.0	16.4
Switzerland	3.8	6.1	3.2	6.8
Fixed income: 10-year government bonds (change in yields, basis points)
USD	22.0	(50.0)	46.0	(15.0)
EUR	4.0	(35.0)	21.0	(25.0)
CHF	13.0	(70.0)	31.0	(35.0)
Equity indices (% change)
S&P 500	(2.9)	(50.2)	(1.7)	(40.1)
EuroStoxx 50	3.8	(57.6)	13.5	(50.4)
SPI	(0.8)	(53.6)	5.8	(44.2)
Swiss real estate (% change)
Single-Family Homes	3.4	(17.0)	7.1	(30.0)
Other real estate (% change)
United States (S&P / Case-Shiller)	2.5	(15.3)	9.2	(28.7)
Eurozone (House Price Index)	1.1	(22.9)	7.2	(35.4)

1 2020 unemployment rate is presented as an end-of-period level. 2019 unemployment rate was presented as a change in levels. The 2020 change in level would have been: One year shock in the baseline scenario: United States: -3.5%, Eurozone: 0.4% and Switzerland: 0.4% and for the global crisis scenario: United States: 3.1%, Eurozone: 5.0% and Switzerland: 2.6%. Three year shock in the baseline scenario: United States: -4.5%, Eurozone: -1.2% and Switzerland: -0.2% and for the global crisis scenario: United States: 0.9%, Eurozone: 7.2% and Switzerland: 3.4%

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20  Expected credit loss measurement (continued)

Scenario assumptions	One year		Three years cumulative
31.12.19	Baseline	Severe downside	Baseline	Severe downside
Real GDP growth (% change)
United States	1.9	(6.4)	6.4	(4.3)
Eurozone	1.0	(9.1)	2.8	(10.8)
Switzerland	1.5	(7.0)	4.8	(6.2)
Consumer price index (% change)
United States	1.8	(1.2)	6.2	0.4
Eurozone	1.3	(1.3)	4.3	(1.7)
Switzerland	0.8	(1.8)	2.7	(1.6)
Unemployment rate (change, percentage points)
United States	(0.4)	5.7	(0.5)	5.6
Eurozone	(0.1)	5.6	(0.2)	7.9
Switzerland	0.1	2.6	0.3	3.6
Fixed income: 10-year government bonds (change in yields, basis points)
USD	0.2	(100.0)	10.1	(75.0)
EUR	8.4	(30.0)	28.2	(20.0)
CHF	9.5	(70.0)	30.0	(35.0)
Equity indices (% change)
S&P 500	3.5	(53.0)	9.5	(42.9)
EuroStoxx 50	0.5	(60.0)	4.4	(52.9)
SPI	1.4	(56.2)	5.3	(46.8)
Swiss real estate (% change)
Single-Family Homes	0.1	(15.2)	2.3	(27.0)
Other real estate (% change)
United States (S&P / Case-Shiller)	4.0	(13.3)	16.7	(23.4)
Eurozone (House Price Index)	1.2	(23.0)	2.2	(33.2)

c) Development of ECL allowances and provisions

The ECL allowances and provisions recognized in the period are impacted by a variety of factors, such as:

–   origination of new instruments during the period;

–   effect of passage of time as the ECLs on an instrument for the remaining lifetime decrease (all other factors remaining the same);

–   discount unwind within ECLs as it is measured on a present value basis;

–   derecognition of instruments in the period;

–   change in individual asset quality of instruments;

–   effect of updating forward-looking scenarios and the respective weights;

–   movements from a maximum 12-month ECL to the recognition of lifetime ECLs (and vice versa) following transfers between stages 1 and 2;

–   movements from stages 1 and 2 to stage 3 (credit-impaired status) when default has become certain and probability of default (PD) increases to 100% (or vice versa);

–   changes in models or updates to model parameters; and

–   foreign exchange translations for assets denominated in foreign currencies and other movements.

Note 20  Expected credit loss measurement (continued)

The following table explains the changes in the ECL allowances and provisions for on- and off-balance sheet financial instruments and other credit lines in scope of ECL requirements between the beginning and the end of the period due to the factors listed on the previous page.

Development of ECL allowances and provisions
USD million	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2019	(1,029)	(181)	(160)	(688)
Net movement from new and derecognized transactions[1]	(28)	(90)	17	46
of which: Private clients with mortgages	(2)	(3)	2	0
of which: Real estate financing	(3)	(5)	2	0
of which: Large corporate clients	(32)	(29)	(4)	0
of which: SME clients	(16)	(14)	(3)	0
of which: Other	26	(39)	20	46
of which: Securities financing transactions REIT	32	(1)	15	17
of which: Loans to financial advisors	9	(1)	9	0
of which: Lombard loans	23	(6)	0	29
of which Financial intermediaries	(20)	(15)	(5)	0
Remeasurements with stage transfers[2]	(427)	45	(134)	(338)
of which: Private clients with mortgages	(19)	(2)	(17)	0
of which: Real estate financing	(6)	3	(9)	0
of which: Large corporate clients	(224)	34	(83)	(175)
of which: SME clients	(43)	(1)	(11)	(31)
of which: Other	(134)	11	(14)	(131)
of which: Securities financing transactions REIT	(36)	0	(18)	(19)
of which: Loans to financial advisors	(12)	7	(7)	(11)
of which: Lombard loans	(36)	0	0	(36)
of which Commodity Trade Finance	(59)	0	0	(59)
Remeasurements without stage transfers[3]	(271)	(88)	(47)	(136)
of which: Private clients with mortgages	(34)	(19)	(8)	(7)
of which: Real estate financing	(14)	(4)	(11)	1
of which: Large corporate clients	(149)	(53)	(17)	(79)
of which: SME clients	(13)	0	(7)	(6)
of which: Other	(60)	(11)	(4)	(44)
of which: Loans to financial advisors	(18)	(12)	(3)	(3)
of which: Lombard loans	(3)	6	0	(9)
of which: Credit cards	(12)	0	0	(12)
Model changes[4]	32	21	11	0
Total ECL allowance movements with profit or loss impact[5]	(694)	(112)	(154)	(429)
Write-offs, FX and other movements (without profit or loss impact)[6]	254	(14)	(19)	287
Balance as of 31 December 2020	(1,468)	(306)	(333)	(829)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Includes ECL movements from new and derecognized transactions, remeasurement changes, model and methodology changes.    6 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

In 2020, ECL allowances and provisions increased by USD 694 million from net credit loss expenses impacting profit or loss:

–   a USD 28 million net increase from new and derecognized transactions that resulted from a USD 90 million stage 1 increase primarily in Large corporate clients and SME clients, offset by a USD 63 million net release from stage 2 and 3 transactions, driven by transactions that were terminated before their contractual maturity, mainly in Lombard lending and Securities financing transactions Real estate investment trusts (SFT-REITs);

–   a USD 697 milli ☐ n net increase from book quality movements that resulted from a USD 427 million net increase from transactions moving from stages 1 and 2 into stages 2 and 3, respectively, of which approximately half related to Large corporate clients, with further substantial effects from Commodity trade finance, SME clients, SFT REITs and Lombard loans, and USD 271 million from remeasurements without stage transfers, approximately half relating to Large corporate clients, and another significant portion relating to real estate related lending, primarily due to the updates of macroeconomic factors;

–   a USD 32 million net decrease that resulted from a number of model revisions, primarily impacting Financial intermediaries, Real estate financing and SME clients, from updates to the PD and LGD risk drivers and macroeconomic dependencies.

In addition to the movements impacting profit or loss, allowances decreased by USD 346 million as a result of a number of write offs. A further USD 75 million allowance increase resulted from foreign exchange movements, almost entirely due to the Swiss franc strengthening against the US dollar.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20  Expected credit loss measurement (continued)

The following table explains the changes in the ECL allowances and provisions for on- and off-balance sheet financial instruments and other credit lines in scope of ECL requirements between the beginning and the end of the prior period due to the factors listed earlier in this note.

USD million	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2018	(1,054)	(176)	(183)	(695)
Net movement from new and derecognized transactions[1]	(53)	(66)	10	3
of which: Private clients with mortgages	(1)	(4)	3	0
of which: Real estate financing	(3)	(5)	2	0
of which: Large corporate clients	(6)	(14)	8	0
of which: SME clients	(16)	(14)	(2)	0
Remeasurements with stage transfers[2]	(125)	14	(35)	(105)
of which: Private clients with mortgages	(5)	1	(5)	(1)
of which: Real estate financing	5	4	1	0
of which: Large corporate clients	(45)	4	(11)	(38)
of which: SME clients	(64)	2	(11)	(55)
Remeasurements without stage transfers[3]	73	31	41	1
of which: Private clients with mortgages	22	2	30	(9)
of which: Real estate financing	1	0	0	1
of which: Large corporate clients	(24)	(10)	0	(14)
of which: SME clients	35	9	10	17
Model changes[4]	26	17	9	0
Total ECL allowance movements with profit or loss impact[5]	(78)	(4)	25	(100)
Write-offs, FX and other movements (without profit or loss impact)[6]	105	(1)	(2)	108
Balance as of 31 December 2019	(1,029)	(181)	(160)	(688)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 To align to the table format for the 2020 ECL allowance and provision movement, UBS has adjusted the 2019 table format. Includes ECL movements from new and derecognized transactions, remeasurement changes, model and methodology changes.    6 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

As explained in Note 1a, the assessment of an SICR considers a number of qualitative and quantitative factors to determine whether a stage transfer between stage 1 and stage 2 is required. The primary assessment considers changes in probability of default (PD) based on rating analyses and economic outlook. Additionally, UBS considers counterparties that have moved to a credit watch list and those with payments that are at least 30 days past due.

Stage 2 classification by trigger	ECL allowances / provisions as of 31 December 2020
USD million	Stage 2	of which: PD layer	of which: watch list	of which: ≥30 days past due
On-and off-balance sheet	(333)	(252)	(41)	(40)
of which: Private clients with mortgages	(93)	(83)	0	(11)
of which: Real estate financing	(53)	(45)	(2)	(6)
of which: Large corporate clients	(110)	(89)	(20)	0
of which: SME clients	(38)	(16)	(16)	(5)
of which: Financial intermediaries and hedge funds	(19)	(19)	0	0
of which: Loans to financial advisors	(5)	0	(1)	(4)
of which: Credit cards	(14)	0	0	(14)
of which: Other	(2)	0	(2)	0

Note 20  Expected credit loss measurement (continued)

d) Maximum exposure to credit risk

The tables below and on the following page provide the Group’s maximum exposure to credit risk for financial instruments subject to ECL requirements and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments.

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

Maximum exposure to credit risk
	31.12.20
		Collateral[1]				Credit enhancements[1]			Exposure to credit risk after collateral and credit enhancements
USD billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[2]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet
Cash and balances at central banks	158.2								158.2
Loans and advances to banks[3]	15.4		0.1						15.3
Receivables from securities financing transactions	74.2	0.0	67.1		7.0				0.0
Cash collateral receivables on derivative instruments[4,5]	32.7					21.1			11.6
Loans and advances to customers[6]	379.5	25.8	118.2	194.6	21.7			4.4	14.8
Other financial assets measured at amortized cost	27.2	0.1	0.2		1.3				25.5
Total financial assets measured at amortized cost	687.3	26.0	185.7	194.6	30.1	21.1	0.0	4.4	225.5
Financial assets measured at fair value through other comprehensive income – debt	8.3								8.3
Total maximum exposure to credit risk reflected on the balance sheet in scope of ECL	695.6	26.0	185.7	194.6	30.1	21.1	0.0	4.4	233.7
Guarantees[7]	17.0	0.7	5.0	0.2	1.7			2.5	7.0
Loan commitments[7]	41.2	0.0	4.2	2.1	6.8		0.4	2.4	25.3
Forward starting transactions, reverse repurchase and securities borrowing agreements	3.2		3.2						0.0
Committed unconditionally revocable credit lines	40.1	0.1	10.3	6.2	2.7			0.0	20.7
Total maximum exposure to credit risk not reflected on the balance sheet, in scope of ECL	101.6	0.8	22.7	8.5	11.2	0.0	0.4	4.9	53.0
	31.12.19
		Collateral[1]				Credit enhancements[1]			Exposure to credit risk after collateral and credit enhancements
USD billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[2]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet
Cash and balances at central banks	107.1								107.1
Loans and advances to banks[3]	12.4		0.0						12.4
Receivables from securities financing transactions	84.2		77.6		5.8				0.8
Cash collateral receivables on derivative instruments[4,5]	23.3					14.4			8.9
Loans and advances to customers[6]	326.8	18.4	101.4	174.7	17.1			1.1	14.0
Other financial assets measured at amortized cost	23.0	0.1	0.4	0.0	1.3				21.1
Total financial assets measured at amortized cost	576.8	18.6	179.4	174.7	24.3	14.4	0.0	1.1	164.4
Financial assets measured at fair value through other comprehensive income – debt	6.3								6.3
Total maximum exposure to credit risk reflected on the balance sheet in scope of ECL	583.2	18.6	179.4	174.7	24.3	14.4	0.0	1.1	170.7
Guarantees[7]	18.1	1.0	3.0	0.1	1.7			2.5	9.8
Loan commitments[7]	27.5	0.2	1.9	1.3	5.8		0.2	0.2	18.0
Forward starting transactions, reverse repurchase and securities borrowing agreements	1.7		1.7						0.0
Committed unconditionally revocable credit lines	35.1	0.3	8.3	4.9	3.6			0.0	17.9
Total maximum exposure to credit risk not reflected on the balance sheet, in scope of ECL	82.3	1.5	14.9	6.3	11.0	0.0	0.2	2.8	45.7

1 Of which: USD 1,983 million for 31 December 2020 (31 December 2019: USD 1,720 million) relates to total credit-impaired financial assets measured at amortized cost and USD 154 million for 31 December 2020 (31 December 2019: USD 27 million) to total off-balance sheet financial instruments and other credit lines for credit-impaired positions.    2 Includes but is not limited to life insurance contracts, inventory, mortgage loans, gold and other commodities.    3 Loans and advances to banks include amounts held with third-party banks on behalf of clients. The credit risk associated with these balances may be borne by those clients.    4 Included within Cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. Some of these margin balances reflect amounts transferred on behalf of clients who retain the associated credit risk.    5 The amount shown in the “Netting” column represents the netting potential not recognized on the balance sheet. Refer to Note 22 for more information.    6 Collateral arrangements generally incorporate a range of collateral, including cash, securities, property and other collateral.    7 The amount shown in the “Guarantees” column includes sub-participations.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20  Expected credit loss measurement (continued)

e) Financial assets subject to credit risk by rating category

The table below shows the credit quality and the maximum exposure to credit risk based on the Group’s internal credit rating system and year-end stage classification. Under IFRS 9, the credit risk rating reflects the Group’s assessment of the probability of default of individual counterparties, prior to substitutions. The amounts presented are gross of impairment allowances.

›   Refer to the “Risk management and control” section of this report for more details regarding the Group’s internal grading system

Financial assets subject to credit risk by rating category
USD million	31.12.20
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks	156,250	1,981	0	0	0	0	158,231	0	158,231
of which: stage 1	156,250	1,981	0	0	0	0	158,231	0	158,231
Loans and advances to banks	543	12,129	1,344	1,182	260	1	15,460	(16)	15,444
of which: stage 1	543	12,074	1,277	1,145	231	0	15,269	(9)	15,260
of which: stage 2	0	55	67	37	29	0	189	(5)	184
of which: stage 3	0	0	0	0	0	1	1	(1)	0
Receivables from securities financing transactions	22,998	16,009	15,367	17,995	1,842	0	74,212	(2)	74,210
of which: stage 1	22,998	16,009	15,367	17,995	1,842	0	74,212	(2)	74,210
Cash collateral receivables on derivative instruments	8,196	13,477	7,733	3,243	88	0	32,737	0	32,737
of which: stage 1	8,196	13,477	7,733	3,243	88	0	32,737	0	32,737
Loans and advances to customers	5,813	214,307	67,270	69,217	21,038	2,943	380,589	(1,060)	379,528
of which: stage 1	5,813	212,970	63,000	59,447	15,860	0	357,090	(142)	356,948
of which: stage 2	0	1,338	4,269	9,770	5,178	0	20,556	(215)	20,341
of which: stage 3	0	0	0	0	0	2,943	2,943	(703)	2,240
Other financial assets measured at amortized cost	15,404	4,018	280	6,585	481	560	27,327	(133)	27,194
of which: stage 1	15,404	4,015	269	6,334	389	0	26,410	(34)	26,377
of which: stage 2	0	3	11	251	91	0	357	(9)	348
of which: stage 3	0	0	0	0	0	560	560	(90)	469
Total financial assets measured at amortized cost	209,204	261,922	91,993	98,223	23,709	3,505	688,556	(1,211)	687,345
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments	3,212	5,014	0	32	0	0	8,258	0	8,258
Total on-balance sheet financial instruments	212,417	266,936	91,993	98,255	23,709	3,505	696,815	(1,211)	695,603

Off-balance sheet positions subject to expected credit loss by rating category
USD million	31.12.20
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off - balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet financial instruments
Guarantees	3,482	4,623	3,522	4,293	991	170	17,081	(63)
of which: stage 1	3,482	4,219	2,688	3,558	739	0	14,687	(14)
of which: stage 2	0	404	834	736	252	0	2,225	(15)
of which: stage 3	0	0	0	0	0	170	170	(34)
Irrevocable loan commitments	3,018	14,516	8,583	9,302	5,850	104	41,372	(142)
of which: stage 1	3,018	13,589	6,873	8,739	4,676	0	36,894	(74)
of which: stage 2	0	927	1,711	563	1,174	0	4,374	(68)
of which: stage 3	0	0	0	0	0	104	104	0
Forward starting reverse repurchase and securities borrowing agreements	82	150	0	3,015	0	0	3,247	0
Total off-balance sheet financial instruments	6,583	19,289	12,105	16,610	6,840	273	61,700	(205)
Other credit lines
Committed unconditionally revocable credit lines	574	13,505	5,958	8,488	11,501	108	40,134	(50)
of which: stage 1	574	12,940	4,517	6,609	10,593	0	35,233	(29)
of which: stage 2	0	565	1,441	1,879	908	0	4,792	(21)
of which: stage 3	0	0	0	0	0	108	108	0
Irrevocable committed prolongation of existing loans	14	1,349	931	632	357	0	3,282	(2)
of which: stage 1	14	1,349	930	630	355	0	3,277	(2)
of which: stage 2	0	1	1	2	1	0	5	0
of which: stage 3	0	0	0	0	0	0	0	0
Total other credit lines	588	14,854	6,889	9,119	11,858	109	43,416	(52)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Note 20  Expected credit loss measurement (continued)

Financial assets subject to credit risk by rating category
USD million	31.12.19
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks	105,195	1,873	0	0	0	0	107,068	0	107,068
of which: stage 1	105,195	1,873	0	0	0	0	107,068	0	107,068
Loans and advances to banks	309	9,832	1,326	687	298	1	12,454	(6)	12,447
of which: stage 1	309	9,832	1,326	677	228	0	12,371	(4)	12,367
of which: stage 2	0	0	0	10	71	0	81	(1)	80
of which: stage 3	0	0	0	0	0	1	1	(1)	0
Receivables from securities financing transactions	21,089	16,889	14,366	28,815	3,088	0	84,246	(2)	84,245
of which: stage 1	21,089	16,889	14,366	28,815	3,088	0	84,246	(2)	84,245
Cash collateral receivables on derivative instruments	4,899	10,553	5,033	2,765	39	0	23,289	0	23,289
of which: stage 1	4,899	10,553	5,033	2,765	39	0	23,289	0	23,289
Loans and advances to customers	1,744	174,982	59,240	70,528	18,748	2,308	327,550	(764)	326,786
of which: stage 1	1,744	174,328	56,957	62,435	14,117	0	309,581	(82)	309,499
of which: stage 2	0	655	2,283	8,093	4,631	0	15,661	(123)	15,538
of which: stage 3	0	0	0	0	0	2,308	2,308	(559)	1,749
Other financial assets measured at amortized cost	13,031	1,560	390	7,158	312	672	23,123	(143)	22,980
of which: stage 1	13,031	1,549	381	6,747	280	0	21,988	(35)	21,953
of which: stage 2	0	11	9	412	32	0	463	(13)	451
of which: stage 3	0	0	0	0	0	672	672	(95)	576
Total financial assets measured at amortized cost	146,267	215,690	80,354	109,952	22,485	2,981	577,730	(915)	576,815
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments	5,854	450	0	41	0	0	6,345	0	6,345
Total on-balance sheet financial instruments	152,120	216,139	80,354	109,994	22,485	2,981	584,075	(915)	583,159

Off-balance sheet positions subject to expected credit loss by rating category
USD million	31.12.19
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off - balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet financial instruments
Guarantees	857	4,932	6,060	5,450	761	82	18,142	(42)
of which: stage 1	857	4,931	6,048	5,218	704	0	17,757	(8)
of which: stage 2	0	1	12	233	57	0	304	(1)
of which: stage 3	0	0	0	0	0	82	82	(33)
Irrevocable loan commitments	2,548	10,068	4,862	5,859	4,160	50	27,547	(35)
of which: stage 1	2,548	10,068	4,862	5,722	3,878	0	27,078	(30)
of which: stage 2	0	0	0	137	282	0	419	(5)
of which: stage 3	0	0	0	0	0	50	50	0
Forward starting reverse repurchase and securities borrowing agreements	0	672	50	936	0	0	1,657	0
Total off-balance sheet financial instruments	3,405	15,672	10,972	12,245	4,922	132	47,347	(77)
Other credit lines
Committed unconditionally revocable credit lines	632	12,459	6,231	7,169	8,554	46	35,092	(34)
of which: stage 1	628	12,422	6,120	6,789	7,889	0	33,848	(17)
of which: stage 2	4	37	111	380	665	0	1,197	(17)
of which: stage 3	0	0	0	0	0	46	46	0
Irrevocable committed prolongation of existing loans	25	1,399	870	633	359	4	3,289	(3)
of which: stage 1	25	1,399	870	633	359	0	3,285	(3)
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	4	4	0
Total other credit lines	657	13,858	7,101	7,801	8,913	50	38,381	(37)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20  Expected credit loss measurement (continued)

f) Sensitivity information

As outlined in Note 1a, ECL estimates involve significant uncertainties at the time they are made.

ECL model

The models applied to determine point-in-time PDs and LGDs rely on market and statistical data, which has been found to correlate well with historically observed defaults in sufficiently homogeneous segments. The risk sensitivities for each of the IFRS 9 ECL reporting segments to such factors are summarized in Note 9.

Forward-looking scenarios

Depending on the scenario selection and related macro-economic assumptions for the risk factors, the components of the relevant weighted average ECL change. This is particularly relevant for interest rates, which can move in both directions under a given growth assumption (for example, low growth with high interest rates in a stagflation scenario, versus low growth and falling interest rates in a recession). Management generally look for scenario narratives that reflect the key risk drivers of a given credit portfolio.

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

Potential effect on stage 1 and stage 2 positions from changing key parameters as at 31 December 2020

USD million	Baseline	Severe downside	Weighted average
Change in key parameters
Fixed income: 10-year government bonds (absolute change)
–0.5%	(1.36)	(1.84)	(1.93)
+0.5%	2.10	3.19	3.23
+1.00%	5.69	6.86	7.19
Unemployment rate (absolute change)
–1.00%	(7.40)	(63.01)	(27.83)
–0.5%	(3.78)	(33.54)	(15.67)
+0.5%	4.15	36.97	16.99
+1.00%	8.50	75.93	33.74
Real GDP growth (relative change)
-2.00%	3.72	16.14	9.10
-1.00%	1.86	9.84	5.09
+1.00%	(1.46)	(3.30)	(2.36)
+2.00%	(2.97)	(9.44)	(5.93)
House Price Index (relative change)
–5.00%	8.04	144.34	51.46
–2.50%	3.45	65.80	23.28
+2.50%	(2.79)	(56.60)	(19.09)
+5.00%	(5.16)	(105.61)	(35.29)
Equity (S&P500, EuroStoxx, SMI) (relative change)
–10.00%	3.94	9.66	6.78
–5.00%	1.91	4.29	3.34
+5.00%	(8.30)	(4.23)	(7.27)
+10.00%	(10.14)	(8.58)	(10.22)

Note 20  Expected credit loss measurement (continued)

Sensitivities can be more meaningfully assessed in the context of coherent scenarios with consistently developed macroeconomic factors. The table on the previous page outlines favorable and unfavorable effects, based on reasonably possible alternative changes to the economic conditions for stage 1 and stage 2 positions. The ECL impact is calculated for material portfolios and disclosed for each scenario.

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

As shown in the table on the bottom of this page, the ECL for stage 1 and stage 2 positions would have been USD 442 million (31 December 2019: USD 234 million) instead of USD 639 million (31 December 2019: USD 341 million) if ECL had been determined solely on the baseline scenario. The weighted average ECL therefore amounts to 145% (31 December 2019: 149%) of the baseline value.

Stage allocation and SICR

The determination of what constitutes a significant increase in credit risk (SICR) is based on management judgment as explained in Note 1a. Changing the SICR trigger will have a direct effect on ECLs, as more or fewer positions would be subject to lifetime ECLs under any scenario.

The relevance of the SICR trigger on overall ECL is demonstrated in the table below with the indication that the ECL allowances and provisions for stage 1 and stage 2 positions would have been USD 1,336 million if all non-impaired positions across the portfolio had been measured for lifetime ECLs irrespective of their actual SICR status. This amount compares to actual stage 1 and 2 allowances and provisions of USD 639 million as of 31 December 2020.

Maturity profile

The maturity profile of the assets is an important driver for changes in ECL due to transfers to stage 2 and from stage 2 to stage 1. The current maturity profile of most lending books is relatively short; hence a movement to stage 2 may have a limited effect on ECLs. A significant portion of our lending to SMEs is documented under multi-purpose credit agreements, which allow for various forms of utilization but are unconditionally cancelable by UBS at any time. The relevant maturity for drawings under such agreements with a fixed maturity is the respective term, or a maximum of 12 months in stage 1. For unused credit lines and all drawings that have no fixed maturity (e.g., current accounts), UBS generally applies a 12-month maturity from the reporting date, given the credit review policies, which require either continuous monitoring of key indicators and behavioral patterns for smaller positions or an annual formal review for any other limit. The ECLs for these products is sensitive to shortening or extending the maturity assumption.

Potential effect on stage 1 and stage 2 positions from changing scenario weights or moving to an ECL lifetime calculation as at 31 December 2020

	Actual ECL allowances and provisions (as per Note 9)		Pro forma ECL allowances and provisions, assuming application of 100% weighting				Pro forma ECL allowances and provisions, assuming all positions being subject to lifetime ECL
Scenarios	Weighted average		Baseline		Severe downside		Weighted average
USD million, except where indicated	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline
Segmentation
Private clients with mortgages	(131)	244	(54)	100	(302)	562	(385)	717
Real estate financing	(76)	138	(55)	100	(123)	224	(131)	237
Large corporate clients	(206)	149	(138)	100	(298)	216	(307)	222
SME clients	(74)	115	(64)	100	(93)	144	(129)	200
Other segments	(152)	116	(131)	100	(183)	140	(385)	294
Total	(639)	145	(442)	100	(999)	226	(1,336)	302

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21   Fair value measurement

a) Valuation principles

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels in accordance with IFRS. The fair value hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which an instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Fair values are determined using quoted prices in active markets for identical assets or liabilities, where available. Where the market for a financial instrument or non-financial asset or liability is not active, fair value is established using a valuation technique, including pricing models. Valuation adjustments may be made to allow for additional factors, including model, liquidity, credit and funding risks, which are not explicitly captured within the valuation technique, but which would nevertheless be considered by market participants when establishing a price. The limitations inherent in a particular valuation technique are considered in the determination of the classification of an asset or liability within the fair value hierarchy. Generally, the unit of account for a financial instrument is the individual instrument, and UBS applies valuation adjustments at an individual instrument level, consistent with that unit of account. However, if certain conditions are met, UBS may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

›   Refer to Note 21d  for more information

b) Valuation governance

UBS’s fair value measurement and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from the risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions.

Fair value estimates are validated by the risk and finance control functions, which are independent of the business divisions. Independent price verification is performed by Finance through benchmarking the business divisions’ fair value estimates with observable market prices and other independent sources. A governance framework and associated controls are in place in order to monitor the quality of third-party pricing sources where used. For instruments where valuation models are used to determine fair value, independent valuation and model control groups within Finance and Risk Control evaluate UBS’s models on a regular basis, including valuation and model input parameters, as well as pricing. As a result of the valuation controls employed, valuation adjustments may be made to the business divisions’ estimates of fair value to align with independent market data and the relevant accounting standard.

›   Refer to Note 21d  for more information

Note 21  Fair value measurement (continued)

c) Fair value hierarchy

The table below provides the fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value. The narrative that follows describes valuation techniques used in measuring their fair value of different product types (including significant valuation inputs and assumptions used), and the factors considered in determining their classification within the fair value hierarchy.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.12.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	107,507	15,553	2,337	125,397	113,634	12,068	1,812	127,514
of which:
Equity instruments	90,307	1,101	171	91,579	96,161	400	226	96,787
Government bills / bonds	9,028	2,207	10	11,245	9,630	1,770	64	11,464
Investment fund units	7,374	1,794	23	9,192	7,088	1,729	50	8,867
Corporate and municipal bonds	789	8,356	817	9,961	755	6,617	542	7,914
Loans	0	1,860	1,134	2,995	0	1,180	791	1,971
Asset-backed securities	8	236	181	425	0	372	140	512

Derivative financial instruments	795	157,068	1,754	159,617	356	120,222	1,264	121,841
of which:
Foreign exchange contracts	319	68,424	5	68,749	240	52,227	8	52,474
Interest rate contracts	0	50,353	537	50,890	6	42,288	263	42,558
Equity / index contracts	0	33,990	853	34,842	7	22,220	597	22,825
Credit derivative contracts	0	2,008	350	2,358	0	1,612	394	2,007
Commodity contracts	0	2,211	6	2,217	0	1,820	0	1,821

Brokerage receivables	0	24,659	0	24,659	0	18,007	0	18,007

Financial assets at fair value not held for trading	40,986	35,435	3,942	80,364	40,608	39,373	3,963	83,944
of which:
Financial assets for unit-linked investment contracts	20,628	101	2	20,731	27,568	118	0	27,686
Corporate and municipal bonds	290	16,957	372	17,619	653	18,732	0	19,385
Government bills / bonds	19,704	3,593	0	23,297	12,089	3,700	0	15,790
Loans	0	7,699	862	8,561	0	10,206	1,231	11,438
Securities financing transactions	0	6,629	122	6,751	0	6,148	147	6,294
Auction rate securities	0	0	1,527	1,527	0	0	1,536	1,536
Investment fund units	278	447	105	831	194	448	98	740
Equity instruments	86	0	544	631	103	4	452	559
Other	0	10	408	418	0	16	499	515

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	1,144	7,114	0	8,258	1,906	4,439	0	6,345
of which:
Asset-backed securities	0	6,624	0	6,624	0	3,955	0	3,955
Government bills / bonds	1,103	47	0	1,150	1,859	16	0	1,875
Corporate and municipal bonds	40	444	0	485	47	468	0	515

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	6,264	0	0	6,264	4,597	0	0	4,597

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	1	245	246	0	0	199	199

Total assets measured at fair value	156,696	239,831	8,278	404,805	161,101	194,110	7,237	362,448

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.12.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	26,888	6,652	55	33,595	25,791	4,726	75	30,591
of which:
Equity instruments	22,519	425	40	22,985	22,526	149	59	22,734
Corporate and municipal bonds	31	4,048	9	4,089	40	3,606	16	3,661
Government bills / bonds	3,642	1,036	0	4,678	2,820	646	0	3,466
Investment fund units	696	1,127	5	1,828	404	294	0	698

Derivative financial instruments	746	156,884	3,471	161,102	385	118,498	1,996	120,880
of which:
Foreign exchange contracts	316	70,149	61	70,527	248	53,705	60	54,013
Interest rate contracts	0	43,389	527	43,916	7	36,434	130	36,571
Equity / index contracts	0	38,870	2,306	41,176	3	24,171	1,293	25,468
Credit derivative contracts	0	2,403	528	2,931	0	2,448	512	2,960
Commodity contracts	0	2,003	24	2,027	0	1,707	0	1,707

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	38,742	0	38,742	0	37,233	0	37,233

Debt issued designated at fair value	0	50,273	10,970	61,243	0	56,943	9,866	66,809

Other financial liabilities designated at fair value	0	29,671	716	30,387	0	35,119	822	35,940
of which:
Financial liabilities related to unit-linked investment contracts	0	20,975	0	20,975	0	28,145	0	28,145
Securities financing transactions	0	7,317	0	7,317	0	5,742	0	5,742
Over-the-counter debt instruments	0	1,363	697	2,060	0	1,231	791	2,022

Total liabilities measured at fair value	27,635	282,222	15,212	325,069	26,176	252,518	12,759	291,452

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

Note 21  Fair value measurement (continued)

Valuation techniques

UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these cash flows using a discount rate or discount margin that reflects the credit and / or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a present value. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by using industry standard cash flow projection models. The discount factors within the calculation are generated using industry-standard yield curve modeling techniques and models.

Relative value models measure fair value based on the market prices of equivalent or comparable assets or liabilities, making adjustments for differences between the characteristics of the observed instrument and the instrument being valued.

Option pricing models incorporate assumptions regarding the behavior of future price movements of an underlying referenced asset or assets to generate a probability-weighted future expected payoff for the option. The resulting probability-weighted expected payoff is then discounted using discount factors generated from industry-standard yield curve modeling techniques and models. The option pricing model may be implemented using a closed-form analytical formula or other mathematical techniques (e.g., binomial tree or Monte Carlo simulation).

Where available, valuation techniques use market-observable assumptions and inputs. If such data is not available, inputs may be derived by reference to similar assets in active markets, from recent prices for comparable transactions or from other observable market data. In such cases, the inputs selected are based on historical experience and practice for similar or analogous instruments, derivation of input levels based on similar products with observable price levels, and knowledge of current market conditions and valuation approaches.

For more complex instruments, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry. Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation. Refer to Note 21f for more information. The discount curves used by the Group incorporate the funding and credit characteristics of the instruments to which they are applied.

Financial instruments excluding derivatives: valuation and classification in the fair value hierarchy

Product	Valuation and classification in the fair value hierarchy
Government bills and bonds	Valuation

–  Generally valued using prices obtained directly from the market.

–  Instruments not priced directly using active-market data are valued using discounted cash flow valuation techniques that incorporate market data for similar government instruments.

Fair value hierarchy

–  Generally traded in active markets with prices that can be obtained directly from these markets, resulting in classification as Level 1, while the remaining positions are classified as Level 2 and Level 3.

Corporate and municipal bonds	Valuation

–  Generally valued using prices obtained directly from the market for the security, or similar securities, adjusted for seniority, maturity and liquidity.

–  When prices are not available, instruments are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer or similar issuers.

–  For convertible bonds without directly comparable prices, issuances may be priced using a convertible bond model.

	Fair value hierarchy	– Generally classified as Level 1 or Level 2, depending on the depth of trading activity behind price sources. – Level 3 instruments have no suitable pricing information available.
Traded loans and loans measured at fair value	Valuation

–  Valued directly using market prices that reflect recent transactions or quoted dealer prices, where available.

–  Where no market price data is available, loans are valued by relative value benchmarking using pricing derived from debt instruments in comparable entities or different products in the same entity, or by using a credit default swap valuation technique, which requires inputs for credit spreads, credit recovery rates and interest rates. Recently originated commercial real estate loans are measured using a securitization approach based on rating agency guidelines.

Fair value hierarchy

–  Instruments with suitably deep and liquid pricing information are classified as Level 2.

–  Positions requiring the use of valuation techniques, or for which the price sources have insufficient trading depth, are classified as Level 3.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21  Fair value measurement (continued)

Product	Valuation and classification in the fair value hierarchy
Investment fund units	Valuation	– Predominantly exchange-traded, with readily available quoted prices in liquid markets. – Where market prices are not available, fair value may be measured using net asset values (NAVs).
Fair value hierarchy

–  Listed units are classified as Level 1, provided there is sufficient trading activity to justify active-market classification, while other positions are classified as Level 2.

–  Positions for which NAVs are not available are classified as Level 3.

Asset-backed securities (ABS)	Valuation

–  For liquid securities, the valuation process will use trade and price data, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price data for instruments or indices with similar risk profiles.

	Fair value hierarchy	– RMBS, CMBS and other ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental data is not available, they are classified as Level 3.
Auction rate securities (ARS)	Valuation

–  Effective from the fourth quarter of 2020, ARS are valued utilizing a discounted cash flow methodology. The model captures interest rate risk emanating from the note coupon, credit risk attributable to the underlying closed-end fund investments, liquidity risk as a function of the level of trading volume in these positions, and extension risk as ARS are perpetual instruments that require an assumption regarding their maturity or issuer redemption date.

–  Previously, ARS were valued using market prices that reflected recent transactions after applying an adjustment for trade size or quoted dealer prices, where available. However, due to significant deterioration in the volume and size of transactions in relevant ARS markets following the outbreak of the COVID-19 pandemic, a model-based approach provides a superior indication of orderly exit prices until such time as markets re-develop.

	Fair value hierarchy	– Granular and liquid pricing information is generally not available for ARS. As a result, these securities are classified as Level 3.
Equity instruments	Valuation

–  Listed equity instruments are generally valued using prices obtained directly from the market.

–  Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are revalued when reliable evidence of price movement becomes available or when the position is deemed to be impaired.

	Fair value hierarchy	– The majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in Level 1 classification.
Financial assets for unit-linked investment contracts	Valuation	– The majority of assets are listed on exchanges and fair values are determined using quoted prices.
	Fair value hierarchy	– Most assets are classified as Level 1 if actively traded, or Level 2 if trading is not active. – Instruments for which prices are not readily available are classified as Level 3.
Securities financing transactions	Valuation	– These instruments are valued using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are relevant to the collateral eligibility terms.
Fair value hierarchy

–  Collateral funding curves for these instruments are generally observable and, as a result, these positions are classified as Level 2.

–  Where the collateral terms are non-standard, the funding curve may be considered unobservable and these positions are classified as Level 3.

Brokerage receivables and payables	Valuation	– Fair value is determined based on the value of the underlying balances.
	Fair value hierarchy	– Due to their on-demand nature, these receivables and payables are deemed as Level 2.
Amounts due under unit-linked investment contracts	Valuation	– The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets.
	Fair value hierarchy	– The liabilities themselves are not actively traded, but are mainly referenced to instruments that are actively traded and are therefore classified as Level 2.

Note 21  Fair value measurement (continued)

Derivative instruments: valuation and classification in the fair value hierarchy

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

Uncollateralized and partially collateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in Note 21d, the fair value of uncollateralized and partially collateralized derivatives is then adjusted by credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustment (FVAs), as applicable, to reflect an estimation of the effect of counterparty credit risk, UBS’s own credit risk, and funding costs and benefits.

›   Refer to Note 10 for more information about derivative instruments

Derivative product	Valuation and classification in the fair value hierarchy
Interest rate contracts	Valuation

–  Interest rate swap contracts are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market-standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, forward rate agreement rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates.

–  Interest rate option contracts are valued using various market-standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlations.

–  When the maturity of an interest rate swap or option contract exceeds the term for which standard market quotes are observable for a significant input parameter, the contracts are valued by extrapolation from the last observable point using standard assumptions or by reference to another observable comparable input parameter to represent a suitable proxy for that portion of the term.

Fair value hierarchy

–  The majority of interest rate swaps are classified as Level 2 as the standard market contracts that form the inputs for yield curve models are generally traded in active and observable markets.

–  Options are generally treated as Level 2 as the calibration process enables the model output to be validated to active-market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options and more exotic products.

–  Interest rate swap or option contracts are classified as Level 3 when the terms exceed standard market-observable quotes.

–  Exotic options for which appropriate volatility or correlation input levels cannot be implied from observable market data are classified as Level 3.

Credit derivative contracts	Valuation

–  Credit derivative contracts are valued using industry-standard models based primarily on market credit spreads, upfront pricing points and implied recovery rates. Where a derivative credit spread is not directly available, it may be derived from the price of the reference cash bond.

–  Asset-backed credit derivatives are valued using a valuation technique similar to that of the underlying security with an adjustment to reflect the funding differences between cash and synthetic form.

Fair value hierarchy

–  Single-entity and portfolio credit derivative contracts are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data. Where the underlying reference name(s) are not actively traded and the correlation cannot be directly mapped to actively traded tranche instruments, these contracts are classified as Level 3.

–  Asset-backed credit derivatives follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21  Fair value measurement (continued)

Derivative product	Valuation and classification in the fair value hierarchy
Foreign exchange contracts	Valuation

–  Open spot FX contracts are valued using the FX spot rate observed in the market.

–  Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources.

–  OTC FX option contracts are valued using market-standard option valuation models. The models used for shorter-dated options (i.e., maturities of five years or less) tend to be different than those used for longer-dated options because the models needed for longer-dated OTC FX contracts require additional consideration of interest rate and FX rate interdependency.

–  The valuation for multi-dimensional FX options uses a multi-local volatility model, which is calibrated to the observed FX volatilities for all relevant FX pairs.

Fair value hierarchy

–  The markets for FX spot and FX forward pricing points are both actively traded and observable and therefore such FX contracts are generally classified as Level 2.

–  A significant proportion of OTC FX option contracts are classified as Level 2 as inputs are derived mostly from standard market contracts traded in active and observable markets.

–  OTC FX option contracts classified as Level 3 include multi-dimensional FX options and long-dated FX exotic option contracts where there is no active market from which to derive volatility or correlation inputs.

Equity / index contracts	Valuation

–  Equity forward contracts have a single stock or index underlying and are valued using market-standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market). Estimated cash flows are then discounted using market-standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. When no market data is available for the instrument maturity, they are valued by extrapolation of available data, use of historical dividend data, or use of data for a related equity.

–  Equity option contracts are valued using market-standard models that estimate the equity forward level as described for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market-standard discounted cash flow models applying a rate that reflects the appropriate funding rate for that portion of the portfolio. When volatility, forward or correlation inputs are not available, they are valued using extrapolation of available data, historical dividend, correlation or volatility data, or the equivalent data for a related equity.

Fair value hierarchy

–  As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2.

–  Equity option positions for which inputs are derived from standard market contracts traded in active and observable markets are also classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable.

Commodity contracts	Valuation

–  Commodity forward and swap contracts are measured using market-standard models that use market forward levels on standard instruments.

–  Commodity option contracts are measured using market-standard option models that estimate the commodity forward level as described for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices.

	Fair value hierarchy	– Individual commodity contracts are typically classified as Level 2, because active forward and volatility market data is available.

Note 21  Fair value measurement (continued)

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

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters becomes observable or when the transaction is closed out.

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss reserves
USD million	2020	2019	2018
Reserve balance at the beginning of the year	146	255	338
Profit / (loss) deferred on new transactions	362	171	341
(Profit) / loss recognized in the income statement	(238)	(278)	(417)
Foreign currency translation	0	(2)	(6)
Reserve balance at the end of the year	269	146	255

Own credit

Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants.

Changes in the fair value of financial liabilities designated at fair value through profit or loss related to own credit are recognized in Other comprehensive income directly within Retained earnings, with no reclassification to the income statement in future periods. This presentation does not create or increase an accounting mismatch in the income statement, as the Group does not hedge changes in own credit.

Own credit is estimated using own credit adjustment (OCA) curves, which incorporate observable market data, including market-observed secondary prices for UBS’s debt, UBS’s credit default swap spreads and debt curves of peers. In the table below the change in unrealized own credit consists of changes in fair value that are attributable to the change in UBS’s credit spreads, as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates. Realized own credit is recognized when an instrument with an associated unrealized own credit adjustment is repurchased prior to the contractual maturity date. Life-to-date amounts reflect the cumulative unrealized change since initial recognition.

›   Refer to Note 16 for more information about debt issued designated at fair value

Own credit adjustments on financial liabilities designated at fair value
	Included in Other comprehensive income
	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Recognized during the period:
Realized gain / (loss)	2	8	(3)
Unrealized gain / (loss)	(295)	(408)	519
Total gain / (loss), before tax	(293)	(400)	517

	As of
USD million	31.12.20	31.12.19	31.12.18
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	(381)	(88)	320

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21   Fair value measurement (continued)

Credit valuation adjustments

In order to measure the fair value of OTC derivative instruments, including funded derivative instruments that are classified as Financial assets at fair value not held for trading, CVAs are necessary to reflect the credit risk of the counterparty inherent in these instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. A CVA is determined for each counterparty, considering all exposures with that counterparty, and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses, funding spreads and other contractual factors.

Funding valuation adjustments

FVAs reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables and are calculated as the valuation effect from moving the discounting of the uncollateralized derivative cash flows from LIBOR to OCA using the CVA framework, including the probability of counterparty default. An FVA is also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

Debit valuation adjustments

A DVA is estimated to incorporate own credit in the valuation of derivatives where an FVA is not already recognized. The DVA calculation is effectively consistent with the CVA framework, being determined for each counterparty, considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads.

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

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	31.12.20	31.12.19
Credit valuation adjustments[1]	(66)	(48)
Funding valuation adjustments[2]	(73)	(93)
Debit valuation adjustments	0	1
Other valuation adjustments	(820)	(566)
of which: liquidity	(340)	(300)
of which: model uncertainty	(479)	(266)

1 Amounts do not include reserves against defaulted counterparties.    2 Includes FVAs on structured financing transactions of USD 6 million as of 31 December 2020 and USD 43 million as of 31 December 2019.

e) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1 during 2020  were not material. Assets and liabilities transferred from Level 1 to Level 2 during 2020  were also not material.

Note 21   Fair value measurement (continued)

f) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, the inputs used in a given valuation technique that are considered significant as of 31 December 2020 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of the Group’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by the Group. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges of unobservable inputs may differ across other financial institutions, reflecting the diversity of the products in each firm’s inventory.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.12.20			31.12.19
USD billion	31.12.20	31.12.19	31.12.20	31.12.19			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	1.2	0.5	0.0	0.0	Relative value to market comparable	Bond price equivalent	1	143	100	0	143	101	points
					Discounted expected cash flows	Discount margin	268	268					basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	2.4	2.4	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	101	99	0	101	99	points
					Discounted expected cash flows	Credit spread	190	800		225	530		basis points
					Market comparable and securitization model	Credit spread	40	1,858	333	45	1,412	244	basis points
Auction rate securities[3]	1.5	1.5			Relative value to market comparable	Bond price equivalent				79	98	88	points
					Discounted expected cash flows	Credit spread	100	188	140				basis points
Investment fund units[4]	0.1	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[4]	0.7	0.7	0.0	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[5]			11.0	9.9
Other financial liabilities designated at fair value			0.7	0.8	Discounted expected cash flows	Funding spread	42	175		44	175		basis points
Derivative financial instruments
Interest rate contracts	0.5	0.3	0.5	0.1	Option model	Volatility of interest rates	29	69		15	63		basis points
Credit derivative contracts	0.3	0.4	0.5	0.5	Discounted expected cash flows	Credit spreads	1	489		1	700		basis points
						Bond price equivalent	0	100		0	100		points
Equity / index contracts	0.9	0.6	2.3	1.3	Option model	Equity dividend yields	0	13		0	14%
						Volatility of equity stocks, equity and other indices	4	100		4	105%
						Equity-to-FX correlation	(34)	65		(45)	71%
						Equity-to-equity correlation	(16)	100		(17)	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts, as this would not be meaningful.    3 Bond price equivalent prior to the fourth quarter of 2020; discounted cash flow model thereafter.    4 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    5 Debt issued designated at fair value is composed primarily of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21  Fair value measurement (continued)

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs used in the valuation of Level 3 instruments and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement. Relationships between observable and unobservable inputs have not been included in the summary below.

Input	Description
Bond price equivalent

–  Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR).

–  For corporate and municipal bonds, the range represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or par relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date.

–  For credit derivatives, the bond price range represents the range of prices used for reference instruments, which are typically converted to an equivalent yield or credit spread as part of the valuation process.

Loan price equivalent

–  Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range represents the range of prices derived from reference issuances of a similar credit quality used to measure fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full.

Credit spread

–  Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase / (decrease) in credit spread will increase / (decrease) the value of credit protection offered by credit default swaps and other credit derivative products. The income statement effect from such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The range represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Discount margin

–  The discount margin (DM) spread represents the discount rates applied to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease / (increase) in the DM in isolation would result in a higher / (lower) fair value.

–  The high end of the range relates to securities that are priced low within the market relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better-quality instruments.

Funding spread

–  Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral for the transactions. They are not representative of where UBS can fund itself on an unsecured basis, but provide an estimate of where UBS can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR, and if funding spreads widen, this increases the effect of discounting.

–  A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that was longer in duration than the actively traded market.

Volatility

–  Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument, for which future price movements are more likely to occur. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active-market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew”, which represents the effect of pricing options of different option strikes at different implied volatility levels.

–  Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

Note 21  Fair value measurement (continued)

Input	Description
Correlation

–  Correlation measures the interrelationship between the movements of two variables. It is expressed as a percentage between
–100% and +100%, where +100% represents perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction) and –100% implies that the variables are inversely correlated (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value depends on the specific terms of the instruments being valued, reflecting the range of different payoff features within such instruments.

–  Equity-to-FX correlation is important for equity options based on a currency other than the currency of the underlying stock. Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff.

Equity dividend yields

–  The derivation of a forward price for an individual stock or index is important for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of the share price, with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price.

g) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible favorable and unfavorable alternative assumptions would change fair value significantly, and the estimated effect thereof. The table below does not represent the estimated effect of stress scenarios. Interdependencies between Level 1, 2 and 3 parameters have not been incorporated in the table. Furthermore, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity data is estimated using a number of techniques, including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values, as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. However, the Group believes that the diversification benefit is not significant to this analysis.

Sensitivity of fair value measurements to changes in unobservable input assumptions[1]
	31.12.20		31.12.19
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	29	(28)	46	(21)
Securities financing transactions	40	(52)	11	(11)
Auction rate securities	105	(105)	87	(87)
Asset-backed securities	41	(41)	35	(40)
Equity instruments	129	(96)	140	(80)
Interest rate derivative contracts, net	11	(16)	8	(17)
Credit derivative contracts, net[2]	10	(14)	31	(35)
Foreign exchange derivative contracts, net	20	(15)	12	(8)
Equity / index derivative contracts, net	318	(294)	183	(197)
Other	91	(107)	47	(51)
Total	794	(768)	600	(547)

1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or securities financing instrument.    2 Includes refinements applied in estimating valuation uncertainty, resulting from a move to use issuer-specific proxy credit default swap curves rather than generic curves.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21  Fair value measurement (continued)

h) Level 3 instruments: movements during the period

The table below presents additional information about material movements in Level 3 assets and liabilities measured at fair value on a recurring basis, excluding any related hedging activity.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Movements of Level 3 instruments[1]
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2018	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 December 2019

Financial assets at fair value held for trading	2.0	(0.1)	0.0	0.5	(1.3)	1.0	0.0	0.2	(0.4)	0.0	1.8
of which:
Investment fund units	0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	(0.2)	0.0	0.0
Corporate and municipal bonds	0.7	0.0	0.0	0.3	(0.2)	0.0	0.0	0.0	(0.2)	0.0	0.5
Loans	0.7	(0.1)	0.0	0.0	(0.8)	1.0	0.0	0.0	0.0	0.0	0.8
Other	0.2	0.0	(0.1)	0.1	0.0	0.0	0.0	0.2	0.0	0.0	0.4

Derivative financial instruments – assets	1.4	(0.1)	0.0	0.0	0.0	0.4	(0.2)	0.1	(0.3)	0.0	1.3
of which:
Interest rate contracts	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.3
Equity / index contracts	0.5	0.0	0.1	0.0	0.0	0.1	0.0	0.1	(0.1)	0.0	0.6
Credit derivative contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.0	(0.1)	0.0	0.4
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	4.4	0.0	0.0	1.2	(0.6)	0.0	0.0	0.1	(1.2)	0.0	4.0
of which:
Loans	1.8	0.0	0.0	0.7	(0.1)	0.0	0.0	0.1	(1.2)	0.0	1.2
Auction rate securities	1.7	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	1.5
Equity instruments	0.5	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.5	0.0	0.0	0.5	(0.2)	0.0	0.0	0.0	0.0	0.0	0.7

Derivative financial instruments – liabilities	2.2	0.1	0.1	0.0	0.0	0.2	(0.4)	0.2	(0.3)	0.0	2.0
of which:
Interest rate contracts	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.1
Equity / index contracts	1.4	0.3	0.2	0.0	0.0	0.0	(0.3)	0.1	(0.2)	0.0	1.3
Credit derivative contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.2	0.0	0.0	(0.1)	0.0	0.5
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Debt issued designated at fair value	11.0	0.8	0.7	0.0	0.0	5.8	(5.4)	0.7	(3.1)	0.0	9.9

Other financial liabilities designated at fair value	1.0	0.2	0.1	0.0	0.0	0.3	(0.7)	0.0	0.0	0.0	0.8

1 Effective 1 January 2020, UBS has enhanced its disclosure of Level 3 movements by excluding from the table the impacts of instruments purchased during the period and sold prior to the end of the period. Prior-period comparatives have been restated accordingly.    2 Net gains / losses included in comprehensive income are composed of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    3 Total Level 3 assets as of 31 December 2020 were USD 8.3 billion (31 December 2019: USD 7.2 billion). Total Level 3 liabilities as of 31 December 2020 were USD 15.2 billion (31 December 2019: USD 12.8 billion).

Note 21  Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2019[3]	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 December 2020[3]

1.8	(0.1)	(0.1)	0.8	(1.4)	1.0	0.0	0.3	0.0	0.0	2.3

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.5	0.0	0.0	0.7	(0.5)	0.0	0.0	0.1	0.0	0.0	0.8
0.8	0.0	(0.1)	0.0	(0.7)	1.0	0.0	0.1	0.0	0.0	1.1
0.4	0.0	0.0	0.1	(0.3)	0.0	0.0	0.2	0.0	0.0	0.4

1.3	0.3	0.4	0.0	0.0	0.7	(0.5)	0.1	(0.2)	0.1	1.8

0.3	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
0.6	0.1	0.1	0.0	0.0	0.6	(0.3)	0.0	(0.1)	0.0	0.9
0.4	0.0	0.0	0.0	0.0	0.1	(0.2)	0.1	0.0	0.0	0.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

4.0	0.0	0.1	0.8	(0.9)	0.0	0.0	0.1	0.0	0.0	3.9

1.2	0.0	0.0	0.3	(0.7)	0.0	0.0	0.0	0.0	0.0	0.9
1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5
0.5	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.5
0.7	0.0	0.0	0.4	(0.2)	0.0	0.0	0.0	0.0	0.0	1.0

2.0	1.3	1.2	0.0	0.0	1.2	(0.9)	0.4	(0.6)	0.1	3.5

0.1	0.3	0.3	0.0	0.0	0.3	(0.2)	0.2	(0.2)	0.0	0.5
1.3	1.0	0.8	0.0	0.0	0.8	(0.6)	0.1	(0.2)	0.0	2.3
0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.1	(0.2)	0.0	0.5
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

9.9	0.2	0.0	0.0	0.0	7.6	(5.7)	0.5	(1.7)	0.2	11.0

0.8	0.1	0.1	0.0	0.0	0.3	(0.5)	0.0	0.0	0.0	0.7

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21  Fair value measurement (continued)

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

Maximum exposure to credit risk
	31.12.20
	Maximum exposure to credit risk	Collateral				Credit enhancements			Exposure to credit risk after collateral and credit enhancements
USD billion		Cash collateral received	Collateral- ized by securities	Secured by real estate	Other collateral	Netting	Credit derivative contracts	Guarantees
Financial assets measured at fair value on the balance sheet
Financial assets at fair value held for trading – debt instruments[1,2]	24.6								24.6
Derivative financial instruments[3,4]	159.6		6.0			138.4			15.2
Brokerage receivables	24.7		24.4						0.3
Financial assets at fair value not held for trading – debt instruments[5]	58.2		13.2						45.0
Total financial assets measured at fair value	267.1	0.0	43.6	0.0	0.0	138.4	0.0	0.0	85.1
Guarantees[6]	0.5				0.1			0.3	0.0

	31.12.19
	Maximum exposure to credit risk	Collateral				Credit enhancements			Exposure to credit risk after collateral and credit enhancements
USD billion		Cash collateral received	Collateral- ized by securities	Secured by real estate	Other collateral	Netting	Credit derivative contracts	Guarantees
Financial assets measured at fair value on the balance sheet
Financial assets at fair value held for trading – debt instruments[1,2]	21.9								21.9
Derivative financial instruments[3,4]	121.8		3.3			107.4			11.1
Brokerage receivables	18.0		17.8						0.2
Financial assets at fair value not held for trading – debt instruments[5]	55.0	0.1	16.3		0.1				38.6
Total financial assets measured at fair value	216.7	0.1	37.4	0.0	0.1	107.4	0.0	0.0	71.7
Guarantees[6]	1.0							0.3	0.7

1 These positions are generally managed under the market risk framework. For the purpose of this disclosure, collateral and credit enhancements were not considered.    2 Does not include investment fund units.    3 Includes USD 0 million (31 December 2019: USD 0 million) fair values of loan commitments and forward starting reverse repurchase agreements classified as derivatives. The full contractual committed amount of forward starting reverse repurchase agreements (generally highly collateralized) of USD 21.9 billion (31 December 2019: USD 20.3 billion) and derivative loan commitments (generally unsecured) of USD 9.4 billion, of which USD 0.8 billion has been sub-participated  (31 December 2019: USD 6.3 billion, of which USD 0.8 billion had been sub-participated) is presented in Note 10 under notional amounts.    4 The amount shown in the “Netting” column represents the netting potential not recognized on the balance sheet. Refer to Note 22 for more information.    5 Financial assets at fair value not held for trading collateralized by securities consisted of structured loans and reverse repurchase and securities borrowing agreements.    6 The amount shown in the “Guarantees” column largely relates to sub-participations.

Note 21  Fair value measurement (continued)

j) Financial instruments not measured at fair value

The table below provides the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.12.20						31.12.19
	Carrying amount	Fair value					Carrying amount	Fair value
USD billion	Total	Carrying amount approximates fair value[1]	Level 1	Level 2	Level 3	Total	Total	Carrying amount approximates fair value[1]	Level 1	Level 2	Level 3	Total
Assets[2]
Cash and balances at central banks	158.2	158.1	0.1	0.0	0.0	158.2	107.1	107.0	0.1	0.0	0.0	107.1
Loans and advances to banks	15.4	14.7	0.0	0.6	0.1	15.4	12.4	11.8	0.0	0.5	0.2	12.4
Receivables from securities financing transactions	74.2	64.9	0.0	7.6	1.7	74.2	84.2	74.0	0.0	8.6	1.6	84.2
Cash collateral receivables on derivative instruments	32.7	32.7	0.0	0.0	0.0	32.7	23.3	23.3	0.0	0.0	0.0	23.3
Loans and advances to customers	379.5	172.0	0.0	34.2	174.6	380.8	326.8	151.6	0.0	25.4	152.2	329.1
Other financial assets measured at amortized cost	27.2	5.3	9.4	10.9	2.3	28.0	23.0	5.7	8.4	6.4	2.8	23.2
Liabilities
Amounts due to banks	11.0	8.5	0.0	2.6	0.0	11.0	6.6	5.6	0.0	0.9	0.0	6.6
Payables from securities financing transactions	6.3	6.0	0.0	0.3	0.0	6.3	7.8	7.5	0.0	0.3	0.0	7.8
Cash collateral payables on derivative instruments	37.3	37.3	0.0	0.0	0.0	37.3	31.4	31.4	0.0	0.0	0.0	31.4
Customer deposits	524.6	519.4	0.0	5.3	0.0	524.7	448.3	439.1	0.0	9.3	0.0	448.4
Debt issued measured at amortized cost	139.2	16.4	0.0	125.5	0.0	141.9	110.5	8.7	0.0	104.9	0.0	113.6
Other financial liabilities measured at amortized cost[3]	5.8	5.7	0.0	0.0	0.1	5.8	5.8	5.7	0.0	0.0	0.0	5.7

1 Includes certain financial instruments where the carrying amount is a reasonable approximation of the fair value due to the instruments’ short-term nature (instruments that are receivable or payable on demand, or with a remaining maturity (excluding the effects of callable features) of three months or less).    2 As of 31 December 2020, USD 0 billion of Loans and advances to banks, USD 1 billion of Receivables from securities financing transactions, USD 163 billion of Loans and advances to customers and USD 20 billion of Other financial assets measured at amortized cost were expected to be recovered or settled after 12 months. As of 31 December 2019, USD 0 billion of Loans and advances to banks, USD 1 billion of Receivables from securities financing transactions, USD 140 billion of Loans and advances to customers and USD 16 billion of Other financial assets measured at amortized cost were expected to be recovered or settled after 12 months.    3 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The valuation techniques and assumptions described below relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimations, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. The following principles were applied when determining fair value estimates for financial instruments not measured at fair value:

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

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 22  Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending, over-the-counter derivatives and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set off liabilities against available assets received in the ordinary course of business and / or in the event that the counterparties to the transaction are unable to fulfill their contractual obligations. The right of setoff is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement, as well as other out-of-scope items. Furthermore, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown so as to arrive at financial assets after consideration of netting potential.

The Group engages in a variety of counterparty credit risk mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent their actual credit risk exposure.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrangements[4]	Total assets
As of 31.12.20, USD billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Receivables from securities financing transactions	70.3	(13.4)	57.0	(1.7)	(55.3)	0.0	17.3	17.3	74.2
Derivative financial instruments	156.9	(5.0)	151.9	(117.2)	(27.2)	7.5	7.7	15.2	159.6
Cash collateral receivables on derivative instruments[1]	31.9	0.0	31.9	(19.6)	(1.5)	10.8	0.8	11.6	32.7
Financial assets at fair value not held for trading	85.6	(79.1)	6.5	(0.8)	(5.8)	0.0	73.9	73.9	80.4
of which: reverse repurchase agreements	85.6	(79.1)	6.5	(0.8)	(5.8)	0.0	0.2	0.2	6.7
Total assets	344.8	(97.5)	247.3	(139.3)	(89.8)	18.3	99.7	117.9	346.9

As of 31.12.19, USD billion
Receivables from securities financing transactions	83.2	(14.0)	69.2	(1.2)	(68.0)	0.0	15.0	15.0	84.2
Derivative financial instruments	120.2	(3.4)	116.8	(89.3)	(21.4)	6.1	5.0	11.1	121.8
Cash collateral receivables on derivative instruments[1]	26.4	(4.0)	22.4	(13.3)	(1.1)	8.0	0.9	8.9	23.3
Financial assets at fair value not held for trading	83.1	(77.5)	5.6	0.0	(5.6)	0.0	78.3	78.3	83.9
of which: reverse repurchase agreements	83.0	(77.5)	5.4	0.0	(5.4)	0.0	0.9	0.9	6.3
Total assets	313.0	(98.9)	214.0	(103.8)	(96.1)	14.1	99.3	113.4	313.3

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

Note 22  Offsetting financial assets and financial liabilities (continued)

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities of UBS that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Furthermore, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown so as to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrangements[4]	Total liabilities
As of 31.12.20, USD billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Payables from securities financing transactions	18.2	(13.3)	4.9	(1.6)	(3.3)	0.0	1.4	1.4	6.3
Derivative financial instruments	157.1	(5.0)	152.1	(117.2)	(23.9)	10.9	9.0	19.9	161.1
Cash collateral payables on derivative instruments[1]	35.6	0.0	35.6	(19.6)	(2.1)	13.9	1.7	15.7	37.3
Other financial liabilities designated at fair value	87.0	(79.2)	7.8	(0.8)	(6.3)	0.7	22.6	23.3	30.4
of which: repurchase agreements	86.2	(79.2)	7.0	(0.8)	(6.3)	0.0	0.3	0.3	7.3
Total liabilities	297.8	(97.5)	200.3	(139.2)	(35.5)	25.6	34.8	60.4	235.1

As of 31.12.19, USD billion
Payables from securities financing transactions	19.8	(14.0)	5.8	(0.8)	(5.0)	0.0	2.0	2.0	7.8
Derivative financial instruments	118.1	(3.4)	114.8	(89.3)	(16.8)	8.6	6.1	14.8	120.9
Cash collateral payables on derivative instruments[1]	34.2	(4.0)	30.1	(16.5)	(1.7)	12.0	1.3	13.3	31.4
Other financial liabilities designated at fair value	83.5	(77.6)	5.9	(0.4)	(5.6)	0.0	30.0	30.0	35.9
of which: repurchase agreements	83.1	(77.6)	5.5	(0.4)	(5.2)	0.0	0.2	0.2	5.7
Total liabilities	255.6	(98.9)	156.6	(107.0)	(29.0)	20.6	39.4	60.0	196.0

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

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 23  Restricted and transferred financial assets

This Note provides information about restricted financial assets (Note 23a), transfers of financial assets (Note 23b and 23c) and financial assets that are received as collateral with the right to resell or repledge these assets (Note 23d).

a) Restricted financial assets

Restricted financial assets consist of assets pledged as collateral against an existing liability or contingent liability and other assets that are otherwise explicitly restricted such that they cannot be used to secure funding.

Financial assets are mainly pledged as collateral in securities lending transactions, in repurchase transactions, against loans from Swiss mortgage institutions and in connection with the issuance of covered bonds. The Group generally enters into repurchase and securities lending arrangements under standard market agreements. For securities lending, the cash received as collateral may be more or less than the fair value of the securities loaned, depending on the nature of the transaction. For repurchase agreements, the fair value of the collateral sold under an agreement to repurchase is generally in excess of the cash borrowed. Pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances of USD 12,456 million as of 31 December 2020 (31 December 2019: USD 11,206 million).

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

Restricted financial assets
USD million	31.12.20	31.12.19
Financial assets pledged as collateral
Financial assets at fair value held for trading	64,367	56,415
of which: assets pledged as collateral that may be sold or repledged by counterparties	47,098	41,285
Loans and advances to customers	20,361	18,399
of which: mortgage loans[1]	18,191	18,399
Financial assets at fair value not held for trading	2,140	188
of which: assets pledged as collateral that may be sold or repledged by counterparties	2,140	188
Debt securities classified as Other financial assets measured at amortized cost	2,506	1,212
of which: assets pledged as collateral that may be sold or repledged by counterparties	2,506	1,212
Financial assets measured at fair value through other comprehensive income	149	0
of which: assets pledged as collateral that may be sold or repledged by counterparties	149	0
Total financial assets pledged as collateral[2]	89,523	76,215

Other restricted financial assets
Loans and advances to banks	3,730	3,131
Financial assets at fair value held for trading	741	242
Cash collateral receivables on derivative instruments	3,765	2,986
Loans and advances to customers	756	620
Financial assets at fair value not held for trading	23,243	29,676
Financial assets measured at fair value through other comprehensive income	0	176
Other	110	379
Total other restricted financial assets	32,345	37,210
Total financial assets pledged and other restricted financial assets	121,868	113,425

1 All related to mortgage loans that serve as collateral for existing liabilities toward Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately USD 2.7 billion for 31 December 2020 (31 December 2019: approximately USD 6.3 billion) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.    2 Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2020: USD 1.3 billion; 31 December 2019: USD 0.6 billion).

Note 23  Restricted and transferred financial assets (continued)

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

›   Refer to the “Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups” section of this report for financial information about significant regulated subsidiaries of the Group

b) Transferred financial assets that are not derecognized in their entirety

The table below presents information for financial assets that have been transferred but are subject to continued recognition in full, as well as recognized liabilities associated with those transferred assets.

Transferred financial assets subject to continued recognition in full
USD million	31.12.20		31.12.19
	Carrying amount of transferred assets	Carrying amount of associated liabilities recognized on balance sheet	Carrying amount of transferred assets	Carrying amount of associated liabilities recognized on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties	47,098	18,874	41,285	16,671
relating to securities lending and repurchase agreements in exchange for cash received	19,177	18,874	16,945	16,671
relating to securities lending agreements in exchange for securities received	27,595	0	24,082	0
relating to other financial asset transfers	326	0	258	0
Financial assets at fair value not held for trading that may be sold or repledged by counterparties	2,140	1,378	188	187
Debt securities classified as Other financial assets measured at amortized cost that may be sold or repledged by counterparties[1]	2,506	1,963	1,212	690
Financial assets measured at fair value through other comprehensive income that may be sold or repledged by counterparties	149	148	0	0
Total financial assets transferred[1]	51,893	22,363	42,685	17,548
1 Comparative information has been amended to include Debt securities classified as Other financial assets measured at amortized cost that may be sold or repledged by counterparties.

Transactions in which financial assets are transferred, but continue to be recognized in their entirety on UBS’s balance sheet include securities lending and repurchase agreements, as well as other financial asset transfers. Repurchase and securities lending arrangements are, for the most part, conducted under standard market agreements and are undertaken with counterparties subject to UBS’s normal credit risk control processes.

›   Refer to Note 1a item 2e for more information about repurchase and securities lending agreements

As of 31 December 2020, approximately 40% of the transferred financial assets were assets held for trading transferred in exchange for cash, in which case the associated recognized liability represents the amount to be repaid to counterparties. For securities lending and repurchase agreements, a haircut between 0% and 15% is generally applied to the transferred assets, which results in associated liabilities having a carrying amount below the carrying amount of the transferred assets. The counterparties to the associated liabilities presented in the table above have full recourse to UBS.

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

Other financial asset transfers primarily include securities transferred to collateralize derivative transactions, for which the carrying amount of associated liabilities is not provided in the table above, because those replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between the specific collateral pledged and the associated liability.

Transferred financial assets that are not subject to derecognition in full but remain on the balance sheet to the extent of the Group’s continuing involvement were not material as of 31 December 2020 and as of 31 December 2019.

Consolidated financial statements | UBS Group AG consolidated financial statements

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

The fair value and carrying amount of UBS’s continuing involvement from transferred positions as of 31 December 2020 and 31 December 2019 was not material. Life-to-date losses reported in prior periods primarily relate to legacy positions in securitization vehicles which have been fully marked down, with no remaining exposure to loss.

d) Off-balance sheet assets received

The table below presents assets received from third parties that can be sold or repledged and that are not recognized on the balance sheet, but that are held as collateral, including amounts that have been sold or repledged.

Off-balance sheet assets received
USD million	31.12.20	31.12.19
Fair value of assets received that can be sold or repledged	500,689	475,726
received as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative and other transactions[1]	487,904	466,045
received in unsecured borrowings	12,785	9,681
Thereof sold or repledged[2]	367,258	350,477
in connection with financing activities	315,603	305,362
to satisfy commitments under short sale transactions	33,595	30,591
in connection with derivative and other transactions[1]	18,059	14,524

1 Includes securities received as initial margin from its clients that UBS is required to remit to central counterparties, brokers and deposit banks through its exchange-traded derivative clearing and execution services.    2 Does not include off-balance sheet securities (31 December 2020: USD 18.9 billion; 31 December 2019: USD 19.6 billion) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.

Note 24  Maturity analysis of financial liabilities

The contractual maturities for non-derivative and non-trading financial liabilities as of 31 December 2020 are based on the earliest date on which UBS could be contractually required to pay. The total amounts that contractually mature in each time band are also shown for 31 December 2019. Derivative positions and trading liabilities, predominantly made up of short sale transactions, are assigned to the column Due within 1 month, as this provides a conservative reflection of the nature of these trading activities. The contractual maturities may extend over significantly longer periods.

Maturity analysis of financial liabilities
	31.12.20
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total

Financial liabilities recognized on balance sheet[1]
Amounts due to banks	6.1	2.4	2.1	0.5	0.0	11.1
Payables from securities financing transactions	5.6	0.4	0.3	0.0	0.0	6.3
Cash collateral payables on derivative instruments	37.3					37.3
Customer deposits	512.8	6.6	3.5	1.8	0.2	524.9
Debt issued measured at amortized cost[2]	9.0	8.3	41.9	53.7	35.6	148.5
Other financial liabilities measured at amortized cost	4.5	0.1	0.5	2.0	1.8	8.9
of which: lease liabilities	0.1	0.1	0.5	2.0	1.8	4.5
Total financial liabilities measured at amortized cost	575.3	17.9	48.2	58.0	37.7	737.1
Financial liabilities at fair value held for trading[3,4]	33.6					33.6
Derivative financial instruments[3,5]	161.1					161.1
Brokerage payables designated at fair value	38.7					38.7
Debt issued designated at fair value[6]	21.9	16.8	7.1	9.2	9.5	64.5
Other financial liabilities designated at fair value	27.9	0.6	0.6	0.7	1.1	30.9
Total financial liabilities measured at fair value through profit or loss	283.2	17.4	7.7	9.9	10.6	328.8
Total	858.5	35.3	56.0	67.9	48.3	1,065.9

Guarantees, commitments and forward starting transactions
Loan commitments[7]	40.5	0.5	0.4	0.0		41.4
Guarantees	17.5					17.5
Forward starting transactions, reverse repurchase and securities borrowing agreements[7]	3.2					3.2
Total	61.3	0.5	0.4	0.0	0.0	62.2

	31.12.19
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total

Financial liabilities recognized on balance sheet[1]
Amounts due to banks	5.4	0.3	0.4	0.5	0.0	6.6
Payables from securities financing transactions	7.4	0.1	0.3		0.0	7.8
Cash collateral payables on derivative instruments	31.4					31.4
Customer deposits	423.0	16.1	7.3	2.5	0.0	448.9
Debt issued measured at amortized cost[2]	4.5	5.3	30.5	46.3	36.0	122.7
Other financial liabilities measured at amortized cost	4.5	0.1	0.5	2.0	2.0	9.0
of which: lease liabilities	0.1	0.1	0.5	2.0	2.0	4.6
Total financial liabilities measured at amortized cost	476.1	22.0	38.9	51.3	38.1	626.4
Financial liabilities at fair value held for trading[3,4]	30.6					30.6
Derivative financial instruments[3,5]	120.9					120.9
Brokerage payables designated at fair value	37.2					37.2
Debt issued designated at fair value[6]	21.3	17.4	9.5	12.7	7.6	68.5
Other financial liabilities designated at fair value	34.0	0.4	0.5	0.4	0.9	36.1
Total financial liabilities measured at fair value through profit or loss	244.0	17.8	9.9	13.1	8.5	293.3
Total	720.1	39.9	48.8	64.5	46.6	919.8

Guarantees, commitments and forward starting transactions
Loan commitments[7]	26.8	0.5	0.3	0.0		27.5
Guarantees	19.1					19.1
Forward starting transactions, reverse repurchase and securities borrowing agreements[7]	1.6		0.0			1.7
Total	47.5	0.5	0.3	0.0	0.0	48.3

1 Except for financial liabilities at fair value held for trading and derivative financial instruments (see footnote 3), the amounts presented generally represent undiscounted cash flows of future interest and principal payments.    2 The time-bucket Due after 5 years includes perpetual loss-absorbing additional tier 1 capital instruments.    3 Carrying amount is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out.    4 Contractual maturities of financial liabilities at fair value held for trading are: USD 32.6 billion due within 1 month (2019: USD 30 billion), USD 1.0 billion due between 1 month and 1 year (2019: USD 0.6 billion) and USD 0 billion due between 1 and 5 years (2019: USD 0 billion).    5 Includes USD 32 million (2019: 0 million) related to fair values of derivative loan commitments and forward starting reverse repurchase agreements classified as derivatives, presented within “Due within 1 month”. The full contractual committed amount of USD 31.3 billion (2019: USD 26.6 billion) is presented in Note 10 under notional amounts.    6 Future interest payments on variable-rate liabilities are determined by reference to the applicable interest rate prevailing as of the reporting date. Future principal payments that are variable are determined by reference to the conditions existing at the reporting date.    7 Excludes  derivative loan commitments and forward starting reverse repurchase agreements measured at fair value. The committed amounts of these instruments were previously presented in the former Note 34 (refer to the “Consolidated financial statements” section of the Annual Report 2019 for more information). Starting with this report, they are presented in Note 10 under notional amounts and prior-period information in this table has been amended to ensure comparability.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 25   Hedge accounting

Derivatives designated in hedge accounting relationships

The Group applies hedge accounting to interest rate risk and foreign exchange risk including structural foreign exchange risk related to net investments in foreign operations.

›   Refer to “Market risk” in the “Risk management and control” section of this report for more information about how risks arise and how they are managed by the Group

Hedging instruments and hedged risk

Interest rate swaps are designated in fair value hedges or cash flow hedges of interest rate risk arising solely from changes in benchmark interest rates. Fair value changes arising from such risk are usually the largest component of the overall change in the fair value of the hedged position in transaction currency.

Cross-currency swaps are designated as fair value hedges of foreign exchange risk. FX forwards and FX swaps are mainly designated as hedges of structural foreign exchange risk related to net investments in foreign operations. In both cases the hedged risk arises solely from changes in spot foreign exchange rate.

The notional of the designated hedging instruments matches the notional of the hedged items, except when the interest rate swaps are re-designated in cash flow hedges, in which case the hedge ratio designated is determined based on the swap sensitivity.

Hedged items and hedge designation

Fair value hedges of interest rate risk related to debt instruments

Fair value hedges of interest rate risk related to debt instruments involve swapping fixed cash flows associated with the debt issued or debt securities held to floating cash flows by entering into interest rate swaps that receive fixed and pay floating cash flows or that pay fixed and receive floating cash flows, respectively. The variable future cash flows are based on the following benchmark rates: USD LIBOR, CHF LIBOR, EURIBOR, GBP LIBOR, AUD LIBOR, JPY LIBOR and SGD LIBOR.

Fair value hedges of portfolio interest rate risk related to loans designated under IAS 39

The Group hedges an open portfolio of long-term fixed-rate mortgage loans in CHF using interest rate swaps that pay a fixed rate of interest and receive a floating rate of interest. Both the hedged portfolio and the hedging instruments are adjusted on a monthly basis to reflect changes in size and the maturity profile of the hedged portfolio. The existing hedge relationship is discontinued and a new one is designated. Changes in the portfolio are driven by new loans originated or existing loans repaid.

Cash flow hedges of forecast transactions

The Group hedges forecast cash flows on non-trading financial assets and liabilities that bear interest at variable rates or are expected to be refinanced or reinvested in the future, due to movements in future market rates. The amounts and timing of future cash flows, representing both principal and interest flows, are projected on the basis of contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 10 years. Cash flow forecasts and risk exposures are monitored and adjusted on an ongoing basis, and consequently additional hedging instruments are traded and designated, or are alternatively terminated resulting in a hedge discontinuance.

Fair value hedges of foreign exchange risk related to debt instruments

Debt instruments denominated in currencies other than the US dollar are designated in fair value hedges of spot foreign exchange risk, in addition to and separate from the fair value hedges of interest rate risk. Cross-currency swaps economically convert debt denominated in currencies other than the US dollar to US dollars. This hedge accounting program started on 1 January 2020, with the adoption of the hedge accounting requirements of IFRS 9, Financial Instruments, by UBS.

›   Refer to Note 1b  for more information

Hedges of net investments in foreign operations

The Group applies hedge accounting for certain net investments in foreign operations, which include subsidiaries, branches and associates. Upon maturity of hedging instruments, typically two months, the hedge relationship is terminated and new designations are made to reflect any changes in the net investments in foreign operations.

Note 25  Hedge accounting (continued)

Economic relationship between hedged item and hedging instrument

For hedges designated under IFRS 9, the economic relationship between the hedged item and the hedging instrument is determined based on a qualitative analysis of their critical terms. In cases where hedge designation takes place after origination of the hedging instrument, a quantitative analysis of the possible behavior of hedging derivative and the hedged item during their respective terms is also performed.

For the fair value hedge of portfolio interest rate risk related to loans, designated under IAS 39, hedge effectiveness is assessed by comparing changes in the fair value of the hedged portfolio of loans attributable to changes in the designated benchmark interest rate with the changes in the fair value of the interest rate swaps.

Sources of hedge ineffectiveness

In hedges of interest rate risk, hedge ineffectiveness can arise from mismatches of critical terms and / or the use of different curves to discount the hedged item and instrument, or from entering into a hedge relationship after the trade date of the hedging derivative.

In hedges of foreign exchange risk related to debt issued, hedge ineffectiveness can arise due to the discounting of the hedging instruments and undesignated risk components and lack of such discounting and risk components in the hedged items.

In hedges of net investments in foreign operations, ineffectiveness is unlikely unless the hedged net assets fall below the designated hedged amount. The exceptions are hedges where the hedging currency is not the same as the currency of the foreign operation, where the currency basis may cause ineffectiveness.

Derivatives not designated in hedge accounting relationships

Non-hedge accounted derivatives are mandatorily held for trading with all fair value movements taken to Other net income from financial instruments measured at fair value through profit or loss, even when held as an economic hedge or to facilitate client clearing. The one exception relates to forward points on certain short- and long-duration foreign exchange contracts acting as economic hedges, which are reported in Net interest income.

All hedges: designated hedging instruments and hedge ineffectiveness
	As of or for the year ended
	31.12.20
		Carrying amount
USD million	Notional amount	Derivative financial assets	Derivative financial liabilities	Changes in fair value of hedging instruments[1]	Changes in fair value of hedged items[1]	Hedge ineffectiveness recognized in Other net income from financial instruments measured at fair value through profit or loss
Interest rate risk
Fair value hedges	80,759		12	1,231	(1,247)	(16)
Cash flow hedges	72,732	18		2,213	(2,012)	201
Foreign exchange risk
Fair value hedges[2,3]	21,555	449	7	(1,735)	1,715	(20)
Hedges of net investments in foreign operations	13,775	3	194	(937)	936	(2)

	As of or for the year ended
	31.12.19
		Carrying amount
USD million	Notional amount	Derivative financial assets	Derivative financial liabilities	Changes in fair value of hedging instruments[1]	Changes in fair value of hedged items[1]	Hedge ineffectiveness recognized in Other net income from financial instruments measured at fair value through profit or loss
Interest rate risk
Fair value hedges	69,750	33	14	1,389	(1,376)	13
Cash flow hedges	69,443	16		1,639	(1,571)	68
Foreign exchange risk
Hedges of net investments in foreign operations	11,992	9	171	(142)	134	(8)

1 Amounts used as the basis for recognizing hedge ineffectiveness for the period.    2 Fair value hedges of foreign exchange risk started on 1 January 2020.    3 The foreign currency basis spread of cross-currency swaps designated as hedging derivatives is excluded from the hedge accounting designation and accounted for as a cost of hedging with amounts deferred in Other comprehensive income within Equity.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 25  Hedge accounting (continued)

Fair value hedges: designated hedged items
USD million	31.12.20		31.12.19
	Interest rate risk	FX risk[2]	Interest rate risk
Debt issued measured at amortized cost
Carrying amount of designated debt issued	70,429	21,555	67,379
of which: accumulated amount of fair value hedge adjustment	2,401		1,099
Other financial assets measured at amortized cost – debt securities
Carrying amount of designated debt securities	3,242
of which: accumulated amount of fair value hedge adjustment	(38)
Loans and advances to customers designated in fair value hedges of portfolio interest rate risk under IAS 39
Carrying amount of designated loans	10,374		4,494
of which: accumulated amount of fair value hedge adjustment on the portfolio that was subject to hedge accounting[1]	100		117
of which: accumulated amount of fair value hedge adjustment subject to amortization attributable to the portion of the portfolio that ceased to be part of hedge accounting[1]	111		172

1 Amounts presented within Other financial assets measured at amortized cost and Other financial liabilities measured at amortized cost.    2 Fair value hedges of foreign exchange risk started on 1 January 2020.

Fair value hedges related to debt issued and debt securities: profile of the timing of the nominal amount of the hedging instrument
	31.12.20
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps	0	4	9	46	12	70
Cross-currency swaps [1]	0	0	4	16	2	22

	31.12.19
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps		3	9	40	14	65
1 Fair value hedges of foreign exchange risk using cross-currency swaps started on 1 January 2020.

Cash flow hedge reserve on a pre-tax basis
USD million	31.12.20	31.12.19
Amounts related to hedge relationships for which hedge accounting continues to be applied	2,560	1,596
Amounts related to hedge relationships for which hedge accounting is no longer applied	296	(43)
Total other comprehensive income recognized directly in equity related to cash flow hedges, on a pre-tax basis	2,856	1,553

Foreign currency translation reserve on a pre-tax basis
USD million	31.12.20	31.12.19
Amounts related to hedge relationships for which hedge accounting continues to be applied	(559)	386
Amounts related to hedge relationships for which hedge accounting is no longer applied	268	257
Total other comprehensive income recognized directly in equity related to hedging instruments designated as net investment hedges, on a pre-tax basis	(291)	643

Note 25   Hedge accounting (continued)

Interest rate benchmark reform

The Group continues to apply the relief provided by Interest Rate Benchmark Reform (amendments to IFRS 9, IAS 39 and IFRS 7), published by the IASB in September 2019.

The interest rate benchmarks subject to interest rate benchmark reforms to which the Group’s hedge relationships are exposed are USD LIBOR, CHF LIBOR, GBP LIBOR, AUD LIBOR, JPY LIBOR, HKD LIBOR, SGD LIBOR and EONIA. Existing financial instruments designated in hedge relationships referencing these interest rate benchmarks will transition to alternative reference rates (ARRs) unless they mature before the transition takes place.

The Group’s hedge relationships are also exposed to Euro Inter-bank Offered Rate (EURIBOR), for which there is no uncertainty arising from the interest rate benchmark reform. EURIBOR is expected to continue to exist as a benchmark rate for the foreseeable future. Thus, the Group does not consider its hedges involving the EURIBOR benchmark interest rate to be directly affected by the interest rate benchmark reform.

The Group established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of this transition.

Apart from EURIBOR hedges, UBS applies the relief to all its fair value hedges of interest rate risk and to those cash flow hedge relationships where the hedged risk is LIBOR or EONIA. The following table provides details on the notional amount and carrying amount of the hedging instruments in those hedge relationships maturing after 31 December 2021 or 30 June 2023 for USD LIBOR hedges, which are the expected cessation dates of the applicable interest rate benchmarks. The comparative information in the table below has been amended to consistently reflect this approach.

Hedges of net investments in foreign operations are not affected by the amendments.

›   Refer to Note 1a item 2j for more information about the relief provided by the amendments to IFRS 9, IAS 39 and IFRS 7 related to interest rate benchmark reform

Hedging instruments referencing LIBOR
	31.12.20			31.12.19
		Carrying amount			Carrying amount
USD million	Notional amount	Derivative financial assets	Derivative financial liabilities	Notional amount	Derivative financial assets	Derivative financial liabilities
Interest rate risk
Fair value hedges	37,146	1	(12)	26,355	1	(14)
Cash flow hedges	11,179	0	0	5,895	0	0

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26  Post-employment benefit plans

The table below provides a breakdown of expenses related to pension and other post-employment benefit plans recognized in the income statement within Personnel expenses.

Income statement – expenses related to post-employment benefit plans
USD million	31.12.20	31.12.19	31.12.18
Net periodic expenses for defined benefit plans	502	461	188
of which: related to major plans[1]	479	440	186
of which: Swiss pension plan[2]	459	417	153
of which: UK pension plan	3	3	11
of which: US and German pension plans	18	21	22
of which: related to remaining plans and other expenses[3]	23	21	2
Expenses for defined contribution plans[4]	343	326	268
of which: UK plans	88	82	80
of which: US plan	190	173	127
of which: remaining plans	65	71	61
Total post-employment benefit plan expenses[5]	845	787	457

1 Refer to Note 26a for more information.    2 Changes to the Swiss pension plan announced in 2018 resulted in a pre-tax gain of USD 241 million related to past service. Refer to Note 26a for more information on these changes.    3 Other expenses include differences between actual and estimated performance award accruals.    4 Refer to Note 26b for more information.    5 Refer to Note 6.

The table below provides a breakdown of amounts recognized in Other comprehensive income for defined benefit plans.

Other comprehensive income – gains / (losses) on defined benefit plans
USD million	31.12.20	31.12.19	31.12.18
Major plans[1]	(323)	(135)	(230)
of which: Swiss pension plan	(276)	(22)	(352)
of which: UK pension plan	(61)	(78)	130
of which: US and German pension plans	14	(35)	(8)
Remaining plans	(4)	(10)	9
Gains / (losses) recognized in other comprehensive income, before tax	(327)	(146)	(220)
Tax (expense) / benefit relating to defined benefit plans recognized in other comprehensive income	109	(41)	276
Gains / (losses) recognized in other comprehensive income, net of tax[2]	(218)	(186)	56
1 Refer to Note 26a for more information. 2 Refer to the “Statement of comprehensive income.”

The table below provides a breakdown of the assets and liabilities recognized on the balance sheet within Other non-financial assets and Other non-financial liabilities related to defined benefit plans.

Balance sheet – net defined benefit asset
USD million	31.12.20	31.12.19
Major plans[1]	42	9
of which: Swiss pension plan[2]	0	0
of which: UK pension plan	0	4
of which: US and German pension plans	42	5
Total net defined benefit asset	42	9

1 Refer to Note 26a for more information.    2 As of 31 December 2020 and 31 December 2019, the Swiss pension plan was in a surplus situation. No net defined benefit asset was recognized on the balance sheet due to the IFRS asset ceiling restriction. Refer to Note 26a for more information.

Balance sheet – net defined benefit liability
USD million	31.12.20	31.12.19
Major plans[1]	599	527
of which: UK pension plan	13	0
of which: US and German pension plans[2]	586	527
Remaining plans	123	107
Total net defined benefit liability[3]	722	633

1 Refer to Note 26a for more information.    2 Of the total liability recognized as of 31 December 2020, USD 88 million related to US plans and USD 498 million related to German plans (31 December 2019: USD 111 million and USD 416 million, respectively).    3 Refer to Note 19c.

Note 26  Post-employment benefit plans (continued)

a) Defined benefit plans

UBS has established defined benefit plans for its employees in various jurisdictions in accordance with local regulations and practices. The major plans are located in Switzerland, the UK, the US and Germany. The level of benefits depends on the specific plan rules.

For the funded plans, the plan assets are invested in a diversified portfolio of financial assets. Volatility arises in each plan’s net asset / liability position because the fair value of the plan’s financial assets is not fully correlated to movements in the value of the plan’s defined benefit obligation (DBO). UBS’s general principle is to ensure that the plans are adequately funded on the basis of actuarial valuations. Local pension regulations are the primary drivers for determining when contributions are required.

Swiss pension plan

The Swiss pension plan covers employees of UBS AG and employees of companies having close economic or financial ties with UBS AG, and exceeds the minimum benefit requirements under Swiss pension law. The Swiss plan offers retirement, disability and survivor benefits and is governed by a Pension Foundation Board. The responsibilities of this board are defined by Swiss pension law and the plan rules.

Savings contributions to the Swiss plan are paid by both employer and employee. Depending on the age of the employee, UBS pays a savings contribution that ranges between 6.5% and 27.5% of contributory base salary and between 2.8% and 9% of contributory variable compensation. UBS also pays risk contributions that are used to fund disability and survivor benefits. Employees can choose the level of savings contributions paid by them, which vary between 2.5% and 13.5% of contributory base salary and between 0% and 9% of contributory variable compensation, depending on age and choice of savings contribution category.

The plan offers to members at the normal retirement age of 65 a choice between a lifetime pension and a partial or full lump sum payment. Participants can choose to draw early retirement benefits starting from the age of 58, but can also continue employment and remain active members of the plan until the age of 70. Employees have the opportunity to make additional purchases of benefits to fund early retirement benefits.

The pension amount payable to a participant is calculated by applying a conversion rate to the accumulated balance of the participant’s retirement savings account at the retirement date. The balance is based on credited vested benefits transferred from previous employers, purchases of benefits, and the employee and employer contributions that have been made to the participant’s retirement savings account, as well as the interest accrued. The interest rate is defined annually by the Pension Foundation Board.

Although the Swiss plan is based on a defined contribution promise under Swiss pension law, it is accounted for as a defined benefit plan under IFRS, primarily because of the obligation to accrue interest on the participants’ retirement savings accounts and the payment of lifetime pension benefits.

An actuarial valuation in accordance with Swiss pension law is performed regularly. Should an underfunded situation on this basis occur, the Pension Foundation Board is required to take the necessary measures to ensure that full funding can be expected to be restored within a maximum period of 10 years. If a Swiss plan were to become significantly underfunded on a Swiss pension law basis, additional employer and employee contributions could be required. In this situation, the risk is shared between employer and employees, and the employer is not legally obliged to cover more than 50% of the additional contributions required. As of 31 December 2020, the Swiss plan had a technical funding ratio under Swiss pension law of 132.6% (31 December 2019: 127.1%).

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26  Post-employment benefit plans (continued)

The investment strategy of the Swiss plan complies with Swiss pension law, including the rules and regulations relating to diversification of plan assets. These rules, among others, specify restrictions on the composition of plan assets; e.g., there is a limit of 50% for investments in equities. The investment strategy of the Swiss plan is aligned with the defined risk budget set out by the Pension Foundation Board. The risk budget is determined on the basis of regularly performed asset and liability management analyses. In order to implement the risk budget, the Swiss plan may use direct investments, investment funds and derivatives. To mitigate foreign currency risk, a specific currency hedging strategy is in place. The Pension Foundation Board strives for a medium- and long-term balance between assets and liabilities.

As of 31 December 2020, the Swiss plan was in a surplus situation on an IFRS measurement basis, as the fair value of the plan’s assets exceeded the DBO by USD 4,862 million (31 December 2019: a surplus of USD 3,724 million). However, a surplus is only recognized on the balance sheet to the extent that it does not exceed the estimated future economic benefit, which equals the difference between the present value of the estimated future net service cost and the present value of the estimated future employer contributions. As of both 31 December 2020 and 31 December 2019, the estimated future economic benefit was zero and hence no net defined benefit asset was recognized on the balance sheet.

In the first quarter of 2020, UBS adopted an enhanced methodology for measuring the estimated future economic benefits available under the Swiss pension plan, whereby future net service cost is measured individually for each future year, considering the individually applicable discount rate. In addition, an enhanced discount curve methodology was adopted, utilizing the FINMA-published ultimate forward rate, which represents the average long-term historical real rate plus expected inflation over the long-dated periods where discount rates are unobservable. No changes have been made to the methodology for measuring the defined benefit obligation.

Changes to the Swiss pension plan

As a result of the effects of continuing low and in some cases negative interest rates, diminished investment return expectations and increasing life expectancy, the pension fund of UBS in Switzerland and UBS agreed to measures that took effect from the start of 2019 to support the long-term financial stability of the Swiss pension fund. As a result, the conversion rate was lowered, the regular retirement age was increased from 64 to 65, employee contributions were increased, and savings contributions started from age 20 instead of 25. Pensions already in payment on 1 January 2019 were not affected.

To mitigate the effects of the reduction of the conversion rate on future pensions, UBS committed to pay an extraordinary contribution of up to CHF 720 million (USD 813 million based on the closing exchange rate as of 31 December 2020) in three installments in 2020, 2021 and 2022. In accordance with IFRS, these measures led to a reduction in the pension obligation recognized by UBS, resulting in a pre-tax gain of USD 241 million in 2018. This effect was recognized as a reduction in Personnel expenses with a corresponding effect in Other comprehensive income (OCI). The first installment of USD 235 million was paid in 2020 and reduced OCI with no effect on the income statement. If the Swiss plan remains in an asset ceiling position, the two payments in 2021 and 2022, adjusted for expected forfeitures, are expected to reduce OCI by USD 437 million, with no effect on the income statement.

The second installment of USD 254 million was paid in January 2021 and the regular employer contributions expected to be made to the Swiss plan in 2021 are estimated to be USD 518 million.

UK pension plan

The UK plan is a career-average revalued earnings scheme, and benefits increase automatically based on UK price inflation. The normal retirement age for participants in the UK plan is 60. The plan provides guaranteed lifetime pension benefits to plan participants upon retirement. Since 2000, the UK plan has been closed to new entrants and, since 2013, plan participants are no longer accruing benefits for current or future service. Instead, employees participate in the UK defined contribution plan.

The governance responsibility for the UK plan lies jointly with the Pension Trustee Board and UBS. The employer contributions to the pension fund reflect agreed-upon deficit funding contributions, which are determined on the basis of the most recent actuarial valuation using assumptions agreed by the Pension Trustee Board and UBS. In the event of underfunding, UBS and the Pension Trustee Board must agree on a deficit recovery plan within statutory deadlines. In 2020, UBS made deficit funding contributions of USD 46 million to the UK plan. In 2019, UBS made deficit funding contributions of USD 242 million.

Note 26  Post-employment benefit plans (continued)

The plan assets are invested in a diversified portfolio of financial assets. In 2020, the UK Pension Trustee Board entered into a longevity swap with an external insurance company, which is recognized as a plan asset. The longevity swap enables the UK pension plan to hedge the risk between expected and actual longevity, which should mitigate volatility in the net defined benefit asset / liability. The longevity swap had nil value on 31 December 2020.

In 2019, UBS and the Pension Trustee Board entered into an arrangement whereby a collateral pool was established to provide security for the pension fund. The value of the collateral pool as of 31 December 2020 was USD 347 million (31 December 2019: USD 364 million) and includes corporate bonds, government-related debt instruments and other financial assets. The arrangement provides the Pension Trustee Board dedicated access to a pool of assets in the event of UBS’s insolvency or not paying a required deficit funding contribution.

In 2021, no contributions are expected to be made to the UK defined benefit plan, subject to regular funding reviews during the year.

US pension plans

There are two distinct major defined benefit plans in the US, both with a normal retirement age of 65. Since 1998 and 2001, respectively, the plans have been closed to new entrants, who instead can participate in defined contribution plans.

One of the defined benefit plans is a contribution-based plan in which each participant accrues a percentage of salary in a retirement savings account. The retirement savings account is credited annually with interest based on a rate that is linked to the average yield on one-year US government bonds. For the other defined benefit plan, retirement benefits accrue based on the career-average earnings of each individual plan participant. Former employees with vested benefits have the option to take a lump sum payment or a lifetime annuity.

As required under applicable pension laws, both plans have fiduciaries who, together with UBS, are responsible for the governance of the plans. UBS regularly reviews the contribution strategy for these plans, considering statutory funding rules and the cost of any premiums that must be paid to the Pension Benefit Guaranty Corporation for having an underfunded plan.

The plan assets for both plans are invested in a diversified portfolio of financial assets. Each plan’s fiduciaries are responsible for the investment decisions with respect to the plan assets.

The employer contributions expected to be made to the US defined benefit plans in 2021 are estimated at USD 10 million.

German pension plans

There are two defined benefit plans in Germany, and both are contribution-based plans. No plan assets are set aside to fund these plans, and benefits are paid directly by UBS. The normal retirement age for the participants in the German plans is 65. Within the larger of the two plans, each participant accrues a percentage of salary in a retirement savings account. The accumulated account balance of the plan participant is credited on an annual basis with guaranteed interest at a rate of 5%. In the other plan, amounts are accrued annually based on employee elections related to variable compensation. For this plan, the accumulated account balance is credited on an annual basis with a guaranteed interest rate of 6% for amounts accrued before 2010, of 4% for amounts accrued from 2010 to 2017 and of 0.9% for amounts accrued after 2017. Both plans are subject to German pension law, whereby the responsibility to pay pension benefits when they are due resides entirely with UBS. A portion of the pension payments is directly increased in line with price inflation.

The benefits expected to be paid by UBS to the participants of the German plans in 2021 are estimated at USD 11 million.

Financial information by plan

The tables on the following pages provide an analysis of the movement in the net asset / liability recognized on the balance sheet for defined benefit plans, as well as an analysis of amounts recognized in net profit and in Other comprehensive income.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26  Post-employment benefit plans (continued)

Defined benefit plans
USD million	Swiss pension plan		UK pension plan		US and German pension plans		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Defined benefit obligation at the beginning of the year	24,496	22,566	3,654	3,192	1,820	1,679	29,970	27,437
Current service cost	447	409	0	0	6	6	453	415
Interest expense	72	200	73	92	45	59	190	351
Plan participant contributions	259	240	0	0	0	0	259	240
Remeasurements	1,279	1,728	449	361	105	185	1,832	2,275
of which: actuarial (gains) / losses due to changes in demographic assumptions	(164)	(196)	(14)	(26)	(34)	3	(212)	(220)
of which: actuarial (gains) / losses due to changes in financial assumptions	983	1,641	505	421	134	179	1,621	2,241
of which: experience (gains) / losses[1]	460	284	(42)	(34)	5	4	423	254
Past service cost related to plan amendments	0	0	3	0	0	0	3	0
Benefit payments	(1,153)	(1,046)	(148)	(135)	(108)	(102)	(1,409)	(1,283)
Other movements	(4)	0	0	0	0	0	(4)	0
Foreign currency translation	2,333	399	132	144	37	(8)	2,501	535
Defined benefit obligation at the end of the year	27,728	24,496	4,162	3,654	1,905	1,820	33,795	29,970
of which: amounts owed to active members	13,765	11,577	159	164	245	235	14,169	11,976
of which: amounts owed to deferred members	0	0	1,879	1,559	743	675	2,622	2,233
of which: amounts owed to retirees	13,963	12,918	2,124	1,931	917	911	17,004	15,760
Fair value of plan assets at the beginning of the year	28,219	25,839	3,658	3,032	1,299	1,168	33,176	30,039
Return on plan assets excluding interest income	1,818	2,059	388	284	118	150	2,324	2,492
Interest income	84	233	73	89	38	47	196	369
Employer contributions	729	452	46	242	17	38	792	732
Plan participant contributions	259	240	0	0	0	0	259	240
Benefit payments	(1,153)	(1,046)	(148)	(135)	(108)	(102)	(1,409)	(1,283)
Administration expenses, taxes and premiums paid	(13)	(11)	0	0	(4)	(2)	(17)	(13)
Foreign currency translation	2,647	453	132	146	0	0	2,779	599
Fair value of plan assets at the end of the year	32,590	28,219	4,149	3,658	1,360	1,299	38,100	33,176
Asset ceiling effect at the beginning of the year	3,724	3,274	0	0	0	0	3,724	3,274
Interest expense on asset ceiling effect	12	30	0	0	0	0	12	30
Asset ceiling effect excluding interest expense and foreign currency translation on asset ceiling effect	814	353	0	0	0	0	814	353
Foreign currency translation	313	67	0	0	0	0	313	67
Asset ceiling effect at the end of the year	4,862	3,724	0	0	0	0	4,862	3,724
Net defined benefit asset / (liability)	0	0	(13)	4	(545)	(521)	(558)	(518)

Movement in the net asset / (liability) recognized on the balance sheet
Net asset / (liability) recognized on the balance sheet at the beginning of the year	0	0	4	(160)	(521)	(511)	(518)	(671)
Net periodic expenses recognized in net profit	(459)	(417)	(3)	(3)	(18)	(21)	(479)	(440)
Gains / (losses) recognized in other comprehensive income	(276)	(22)	(61)	(78)	14	(35)	(323)	(135)
Employer contributions	729	452	46	242	17	38	792	732
Other movements	4	0	0	0	0	0	4	0
Foreign currency translation	1	(13)	0	2	(37)	8	(35)	(3)
Net asset / (liability) recognized on the balance sheet at the end of the year	0	0	(13)	4	(545)	(521)	(558)	(518)

Funded and unfunded plans
Defined benefit obligation from funded plans	27,728	24,496	4,162	3,654	1,319	1,319	33,209	29,469
Defined benefit obligation from unfunded plans	0	0	0	0	586	501	586	501
Plan assets	32,590	28,219	4,149	3,658	1,360	1,299	38,100	33,176
Surplus / (deficit)	4,862	3,724	(13)	4	(545)	(521)	4,304	3,206
Asset ceiling effect	4,862	3,724	0	0	0	0	4,862	3,724
Net defined benefit asset / (liability)	0	0	(13)	4	(545)	(521)	(558)	(518)

Note 26  Post-employment benefit plans (continued)

Analysis of amounts recognized in net profit
USD million	Swiss pension plan		UK pension plan		US and German pension plans		Total
For the year ended	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Current service cost	447	409	0	0	6	6	453	415
Interest expense related to defined benefit obligation	72	200	73	92	45	59	190	351
Interest income related to plan assets	(84)	(233)	(73)	(89)	(38)	(47)	(196)	(369)
Interest expense on asset ceiling effect	12	30	0	0	0	0	12	30
Administration expenses, taxes and premiums paid	13	11	0	0	4	2	17	13
Past service cost related to plan amendments	0	0	3	0	0	0	3	0
Net periodic expenses recognized in net profit	459	417	3	3	18	21	479	440

Analysis of amounts recognized in other comprehensive income (OCI)
USD million	Swiss pension plan		UK pension plan		US and German pension plans		Total
For the year ended	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Remeasurement of defined benefit obligation	(1,279)	(1,728)	(449)	(361)	(105)	(185)	(1,832)	(2,275)
of which: change in discount rate assumption	(777)	(1,887)	(504)	(552)	(141)	(166)	(1,421)	(2,605)
of which: change in rate of salary increase assumption	(230)	3	0	0	0	0	(230)	3
of which: change in rate of pension increase assumption	0	0	(1)	132	1	(4)	0	128
of which: change in rate of interest credit on retirement savings assumption	26	243	0	0	24	18	50	261
of which: change in life expectancy	261	0	22	21	50	4	333	25
of which: change in other actuarial assumptions	(99)	196	(8)	5	(34)	(33)	(142)	168
of which: experience gains / (losses)[1]	(460)	(284)	42	34	(5)	(4)	(423)	(254)
Return on plan assets excluding interest income	1,818	2,059	388	284	118	150	2,324	2,492
Asset ceiling effect excluding interest expense and foreign currency translation	(814)	(353)	0	0	0	0	(814)	(353)
Total gains / (losses) recognized in other comprehensive income, before tax	(276)	(22)	(61)	(78)	14	(35)	(323)	(135)

1 Experience (gains) / losses are a component of actuarial remeasurements of the defined benefit obligation that reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.

The table below provides information about the duration of the DBO and the timing for expected benefit payments.

	Swiss pension plan		UK pension plan		US and German pension plans[1]
	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Duration of the defined benefit obligation (in years)	15.7	14.9	19.0	20.2	10.2	10.1
Maturity analysis of benefits expected to be paid
USD million
Benefits expected to be paid within 12 months	1,293	1,232	114	93	122	121
Benefits expected to be paid between 1 and 3 years	2,630	2,483	232	209	235	228
Benefits expected to be paid between 3 and 6 years	3,839	3,670	406	384	346	346
Benefits expected to be paid between 6 and 11 years	6,166	5,761	744	748	532	548
Benefits expected to be paid between 11 and 16 years	5,646	5,070	758	807	413	455
Benefits expected to be paid in more than 16 years	18,884	15,517	3,206	3,913	541	721
1 The duration of the defined benefit obligation represents a weighted average across US and German plans.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26  Post-employment benefit plans (continued)

Actuarial assumptions

The measurement of each plan’s DBO considers different actuarial assumptions. Changes in these assumptions lead to volatility in the DBO. The actuarial assumptions used for the defined benefit plans are based on the economic conditions prevailing in the jurisdiction in which they are offered. Changes in the defined benefit obligation are most sensitive to changes in the discount rate. The discount rate is based on the yield of high-quality corporate bonds quoted in an active market in the currency of the respective plan. A decrease in the discount curve increases the DBO and an increase in the discount curve decreases the DBO. UBS regularly reviews the actuarial assumptions used in calculating the DBO to determine their continuing relevance.

›   Refer to Note 1a item 6 for a description of the accounting policy for defined benefit plans

The tables below show the significant actuarial assumptions used in calculating the DBO at the end of the year.

Significant actuarial assumptions
	Swiss pension plan		UK pension plan		US and German pension plans[1]
In %	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Discount rate	0.10	0.29	1.42	2.07	1.62	2.58
Rate of salary increase	2.00	1.50	0.00	0.00	2.25	2.37
Rate of pension increase	0.00	0.00	2.89	2.92	1.70	1.80
Rate of interest credit on retirement savings	0.60	0.49	0.00	0.00	1.12	2.57
1 Represents weighted average assumptions across US and German plans.

Mortality tables and life expectancies for major plans
		Life expectancy at age 65 for a male member currently
		aged 65		aged 45
Country	Mortality table	31.12.20	31.12.19	31.12.20	31.12.19
Switzerland	BVG 2020 G with CMI 2019 projections[1]	21.7	21.6	23.2	23.1
UK	S3PA with CMI 2019 projections[2]	23.4	23.3	24.6	24.5
USA	Pri-2012 with MP-2020 projection scale[3]	21.8	22.8	23.2	24.3
Germany	Dr. K. Heubeck 2018 G	20.8	20.7	23.6	23.5

		Life expectancy at age 65 for a female member currently
		aged 65		aged 45
Country	Mortality table	31.12.20	31.12.19	31.12.20	31.12.19
Switzerland	BVG 2020 G with CMI 2019 projections[1]	23.4	23.6	24.9	25.1
UK	S3PA with CMI 2019 projections[2]	24.9	25.1	26.3	26.4
USA	Pri-2012 with MP-2020 projection scale[3]	23.2	24.4	24.5	25.9
Germany	Dr. K. Heubeck 2018 G	24.3	24.2	26.5	26.4
1 In 2019, BVG 2015 G with CMI 2016 projections was used. 2 In 2019, S2PA with CMI 2018 projections was used. 3 In 2019, RP-2014 WCHA with MP-2019 projection scale was used.

Note 26  Post-employment benefit plans (continued)

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

Sensitivity analysis of significant actuarial assumptions[1]
Increase / (decrease) in defined benefit obligation	Swiss pension plan		UK pension plan		US and German pension plans
USD million	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Discount rate
Increase by 50 basis points	(1,793)	(1,505)	(370)	(346)	(91)	(86)
Decrease by 50 basis points	2,048	1,710	423	395	99	93
Rate of salary increase
Increase by 50 basis points	117	76	–[2]	–[2]	1	1
Decrease by 50 basis points	(111)	(73)	–[2]	–[2]	(1)	(1)
Rate of pension increase
Increase by 50 basis points	1,413	1,221	358	331	8	7
Decrease by 50 basis points	–[3]	–[3]	(316)	(299)	(7)	(7)
Rate of interest credit on retirement savings
Increase by 50 basis points	236	175	–[4]	–[4]	9	9
Decrease by 50 basis points	(188)[5]	(102)	–[4]	–[4]	(8)	(9)
Life expectancy
Increase in longevity by one additional year	1,061	886	182	154	60	51

1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.    2 As the plan is closed for future service, a change in assumption is not applicable.    3 As the assumed rate of pension increase was 0% as of 31 December 2020 and as of 31 December 2019, a downward change in assumption is not applicable.    4 As the UK plan does not provide interest credits on retirement savings, a change in assumption is not applicable.    5 As of 31 December 2020, 20% of retirement savings were subject to a legal minimum rate of 1.00%.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26  Post-employment benefit plans (continued)

Fair value of plan assets

The tables below provide information about the composition and fair value of plan assets of the Swiss, the UK and the US pension plans.

Composition and fair value of plan assets

Swiss pension plan
	31.12.20				31.12.19
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	219	0	219	1	159	0	159	1
Real estate / property
Domestic	0	3,582	3,582	11	0	3,050	3,050	11
Foreign	0	331	331	1	0	160	160	1
Investment funds
Equity
Domestic	826	0	826	3	701	0	701	2
Foreign	6,284	1,958	8,242	25	6,091	1,653	7,743	27
Bonds[1]
Domestic, AAA to BBB–	3,721	0	3,721	11	3,238	0	3,238	11
Foreign, AAA to BBB–	6,146	0	6,146	19	5,880	0	5,880	21
Foreign, below BBB–	1,303	0	1,303	4	999	0	999	4
Other	3,363	3,722	7,085	22	1,604	3,956	5,560	20
Other investments	663	473	1,136	3	535	194	729	3
Total fair value of plan assets	22,525	10,065	32,590	100	19,206	9,014	28,219	100

			31.12.20				31.12.19
Total fair value of plan assets			32,590				28,219
of which:[2]
Bank accounts at UBS			231				159
UBS debt instruments			34				7
UBS shares			24				21
Securities lent to UBS[3]			1,416				1,328
Property occupied by UBS			96				88
Derivative financial instruments, counterparty UBS[3]			149				10

1 The bond credit ratings are primarily based on Standard & Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in Standard & Poor’s rating classification.    2 Bank accounts at UBS encompass accounts in the name of the Swiss pension fund. The other positions disclosed in the table encompass both direct investments in UBS instruments and indirect investments, i.e., those made through funds that the pension fund invests in.    3 Securities lent to UBS and derivative financial instruments are presented gross of any collateral. Securities lent to UBS were fully covered by collateral as of 31 December 2020 and 31 December 2019. Net of collateral, derivative financial instruments amounted to negative USD 17 million as of 31 December 2020 (31 December 2019: positive USD 6 million).

Note 26  Post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

UK pension plan
	31.12.20				31.12.19
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	195	0	195	5	141	0	141	4
Bonds[1]
Domestic, AAA to BBB–	2,150	0	2,150	52	1,810	0	1,810	49
Foreign, AAA to BBB–	53	0	53	1	0	0	0	0
Investment funds
Equity
Domestic	34	3	37	1	33	0	33	1
Foreign	1,077	0	1,077	26	916	0	916	25
Bonds[1]
Domestic, AAA to BBB–	919	131	1,050	25	610	117	727	20
Domestic, below BBB–	47	0	47	1	22	0	22	1
Foreign, AAA to BBB–	149	0	149	4	310	0	310	8
Foreign, below BBB–	110	0	110	3	108	0	108	3
Real estate
Domestic	98	16	114	3	103	18	122	3
Foreign	0	37	37	1	0	19	19	1
Other	(86)	0	(86)	(2)	0	0	0	0
Insurance contracts	0	8	8	0	0	7	7	0
Derivatives	(3)	0	(3)	0	3	0	3	0
Asset-backed securities	0	6	6	0	0	6	6	0
Other investments[2]	(803)	9	(794)	(19)	(572)	7	(565)	(15)
Total fair value of plan assets	3,940	209	4,149	100	3,483	175	3,658	100

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

US pension plans
	31.12.20				31.12.19
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	38	0	38	3	27	0	27	2
Bonds[1]
Domestic, AAA to BBB–	490	0	490	36	475	0	475	37
Domestic, below BBB–	7	0	7	0	2	0	2	0
Foreign, AAA to BBB–	99	0	99	7	99	0	99	8
Foreign, below BBB–	1	0	1	0	3	0	3	0
Investment funds
Equity
Domestic	210	0	210	15	208	0	208	16
Foreign	169	0	169	12	161	0	161	12
Bonds[1]
Domestic, AAA to BBB–	195	0	195	14	176	0	176	14
Domestic, below BBB–	34	0	34	2	28	0	28	2
Foreign, AAA to BBB–	19	0	19	1	17	0	17	1
Foreign, below BBB–	3	0	3	0	3	0	3	0
Real estate
Domestic	0	14	14	1	0	13	13	1
Other	79	0	79	6	69	0	69	5
Insurance contracts	0	1	1	0	0	18	18	1
Total fair value of plan assets	1,345	15	1,360	100	1,268	31	1,299	100

1 The bond credit ratings are primarily based on Standard & Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in Standard & Poor’s rating classification.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26  Post-employment benefit plans (continued)

b) Defined contribution plans

UBS sponsors a number of defined contribution plans, with the most significant plans in the US and the UK. UBS’s obligation is limited to its contributions made in accordance with the plan, which may include direct contributions as well as matching contributions. Employer contributions to defined contribution plans are recognized as an expense, which, for 2020, 2019 and 2018, amounted to USD 343 million, USD 326 million and USD 268 million, respectively.

c) Related-party disclosure

UBS is the principal provider of banking services for the pension fund of UBS in Switzerland. In this capacity, UBS is engaged to execute most of the pension fund’s banking activities. These activities can include, but are not limited to, trading, securities lending and borrowing and derivative transactions. The non-Swiss UBS pension funds do not have a similar banking relationship with UBS.

Also, UBS leases certain properties that are owned by the Swiss pension fund. As of 31 December 2020, the minimum commitment toward the Swiss pension fund under the related leases was approximately USD 11 million (31 December 2019: USD 14 million).

›   Refer to the “Composition and fair value of plan assets” table in Note 26a for more information about fair value of investments in UBS instruments held by the Swiss pension fund

The following amounts have been received or paid by UBS from and to the post-employment benefit plans located in Switzerland, the UK and the US in respect of these banking activities and arrangements.

Related-party disclosure
	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Received by UBS
Fees	34	34	35
Paid by UBS
Rent	5	4	4
Dividends, capital repayments and interest	10	11	10

The transaction volumes in UBS shares and UBS debt instruments and the balances of UBS shares held as of 31 December were:

Transaction volumes – UBS shares and UBS debt instruments
	For the year ended
	31.12.20	31.12.19
Financial instruments bought by pension funds
UBS shares (in thousands of shares)	1,758	967
UBS debt instruments (par values, USD million)	28	2
Financial instruments sold by pension funds or matured
UBS shares (in thousands of shares)	2,605	1,977
UBS debt instruments (par values, USD million)	6	8

UBS shares held by post-employment benefit plans
	31.12.20	31.12.19
Number of shares (in thousands of shares)	14,854	15,701
Fair value (USD million)	210	198

Note 27  Employee benefits: variable compensation

a) Plans offered

The Group has several share-based and other deferred compensation plans that align the interests of Group Executive Board (GEB) members and other employees with the interests of investors.

Share based  payment awards are granted in the form of notional shares and, where permitted, carry a dividend equivalent that may be paid in notional shares or cash and that vest on the same terms and conditions as the award. Awards are settled by delivering UBS shares at vesting, except in jurisdictions where this is not permitted for legal or tax reasons.

Deferred compensation awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS. These compensation plans are also designed to meet regulatory requirements and include special provisions for regulated employees.

The most significant deferred compensation plans are described below.

›   Refer to Note 1a item 5 for a description of the accounting policy related to share-based and other deferred compensation plans

Mandatory deferred compensation plans

Equity Ownership Plan (EOP)

The EOP is a mandatory deferred share-based compensation plan for all employees whose total annual compensation exceeds a specified threshold, other than GEB members, Group Managing Directors (GMDs) and Group or Divisional Vice Chair role holders who are granted share-based awards under the new Long-Term Incentive Plan (LTIP) first granted in 2020. Awards generally vest in equal installments after two and three years following grant, provided that vesting conditions are satisfied. Awards granted to GEB members in 2019 and prior years generally vest three, four and five years after grant.

EOP awards granted to GEB members and GMDs in 2019 and prior years, as well as EOP awards granted to certain other employees will only vest if certain performance measures both for the Group and the applicable business division are met.

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

Long-Term Incentive Plan

The LTIP is a mandatory deferred share-based compensation plan for GEB members, GMDs and Group or Divisional Vice Chair role holders.

The final number of notional shares delivered at vesting depends on two equally-weighted performance metrics: reported return on common equity tier 1 capital (RoCET1) and relative total shareholder return (rTSR), which measures the performance of the UBS share against an index consisting of Global Systemically Important Banks as determined by the Financial Stability Board.

The final number of shares as determined at the end of the three-year performance period will vest in three equal installments in each of the three years following the performance period for GEB members, and cliff vest in the first year following the performance period for GMDs and Vice Chair role holders.

Deferred Contingent Capital Plan (DCCP)

The DCCP is a mandatory deferred compensation plan for all employees whose total annual compensation exceeds a specified threshold.

DCCP awards take the form of notional additional tier 1 (AT1) capital instruments, which, at the discretion of UBS, can be settled in either a cash payment or a perpetual, marketable AT1 capital instrument. DCCP awards vest in full after five years, and up to seven years for certain regulated employees, unless there is a trigger event.

Awards are forfeited if a viability event occurs, i.e., if FINMA notifies the firm in writing that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. DCCP awards are also written down for GEB members if the Group’s CET1 capital ratio falls below 10% and for all other employees if it falls below 7%. As an additional performance condition, GEB members forfeit 20% of their award for each loss-making year during the vesting period.

Interest payments on DCCP awards are paid at the discretion of UBS. Where interest payments are not permitted, such as for certain regulated employees, the DCCP award reflects the fair value of the granted non-interest-bearing award.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27  Employee benefits: variable compensation (continued)

Financial advisor variable compensation

In line with market practice for US wealth management businesses, the compensation for US financial advisors in Global Wealth Management is composed of production payout and deferred compensation awards. Production payout is primarily based on compensable revenue.

Financial advisors may also qualify for deferred compensation awards, which generally vest over a six-year period. The awards are based on strategic performance measures, including production, length of service with the firm and net new business. Production payout rates and deferred compensation awards may be reduced for, among other things, errors, negligence or carelessness, or a failure to comply with the firm’s rules, standards, practices and / or policies and / or applicable laws and regulations.

Other compensation plans

Equity Plus Plan

The Equity Plus Plan is a voluntary employee share purchase program that allows eligible employees to purchase UBS shares at market price and receive one additional notional share for every three shares purchased, up to a maximum annual limit. Additional shares vest after a maximum of three years, provided the employee remains employed with UBS and has retained the purchased shares throughout the holding period.

Role-based allowances

Some employees may receive a role-based allowance in addition to their base salary. This allowance reflects the market value of a specific role and is fixed, non-forfeitable compensation. Unlike salary, a role-based allowance is paid only as long as the employee is in a specific role. Role-based allowances consist of a cash portion and, where applicable, a blocked UBS share award. The compensation expense is recognized in the year of grant.

Discontinued deferred compensation plans

PartnerPlus

Through performance year 2016, financial advisor strategic objective awards were partly granted under the PartnerPlus deferred cash plan, which included amounts awarded by UBS, as well as voluntary participant contributions. Company contributions and voluntary contributions were credited with interest in accordance with the terms of the plan, or upon election credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both company and voluntary contributions ratably vest in 20% installments 6 to 10 years following grant date. Company contributions and interest on notional earnings on both company and voluntary contributions are forfeitable under certain circumstances.

GrowthPlus

GrowthPlus is a compensation plan for selected financial advisors whose revenue production and length of service exceeded defined thresholds from 2010 through 2017. Awards were granted in 2010, 2011, 2015 and 2018. The awards are cash-based and are distributed over seven years, with the exception of 2018 awards, which are distributed over five years.

Share delivery obligations

Share delivery obligations related to employee share-based compensation awards were 172 million shares as of 31 December 2020 (31 December 2019: 156 million shares). Share delivery obligations are calculated on the basis of undistributed notional share awards, taking applicable performance conditions into account.

As of 31 December 2020, UBS held 157 million treasury shares (31 December 2019: 125 million) that were available to satisfy share delivery obligations.

Note 27  Employee benefits: variable compensation (continued)

b) Effect on the income statement

Effect on the income statement for the financial year and future periods

The table below provides information about compensation expenses related to total variable compensation, including financial advisor variable compensation, that were recognized in the financial year ended 31 December 2020, as well as expenses that were deferred and will be recognized in the income statement for 2021  and later. The majority of expenses deferred to 2021 and later that are related to the 2020 performance year pertain to awards granted in February 2021. The total unamortized compensation expense for unvested share-based awards granted up to 31 December 2020 will be recognized in future periods over a weighted average period of 2.9 years.

During the third quarter of 2020, UBS modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees, resulting in the recognition of USD 314 million in expenses for variable compensation – performance awards. The full year effect was an expense of approximately USD 240 million. Refer to Note 1b for more information.

Variable compensation including financial advisor variable compensation
	Expenses recognized in 2020			Expenses deferred to 2021 and later[1]
USD million	Related to the 2020 performance year	Related to prior performance years	Total	Related to the 2020 performance year	Related to prior performance years	Total
Non-deferred cash	2,167	(26)	2,141	0	0	0
Deferred compensation awards	341	727	1,068	756	288	1,044
of which: Equity Ownership Plan	137	327	463	306	69	376
of which: Deferred Contingent Capital Plan	112	351	463	280	196	476
of which: Long-Term Incentive Plan	42	11	54	50	10	61
of which: Asset Management EOP	49	39	88	120	12	132
Variable compensation – performance awards	2,508	701	3,209	756	288	1,044
Variable compensation – other[2]	126	94	220	181	192	374
Total variable compensation excluding financial advisor variable compensation	2,634	795	3,429	938	480	1,418
Financial advisor variable compensation	3,356	233	3,589	350	602	952
of which: non-deferred cash	3,154	0	3,154	0	0	0
of which: deferred share-based awards	69	50	119	79	135	214
of which: deferred cash-based awards	133	183	316	271	467	738
Compensation commitments with recruited financial advisors[3]	22	480	502	473	1,682	2,155
Total FA variable compensation	3,378	713	4,091	822	2,284	3,106
Total variable compensation including FA variable compensation	6,012	1,508	7,520[4]	1,760	2,764	4,524

1 Estimate as of 31 December 2020. Actual amounts to be expensed in future periods may vary, e.g., due to forfeiture of awards.    2 Comprised of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related to the Deferred Contingent Capital Plan.    3 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    4 Includes USD 686 million in expenses related to share-based compensation (performance awards: USD 517 million; other variable compensation: USD 50 million; financial advisor compensation: USD 119 million). A further USD 100 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 4 million related to role-based allowances; social security: USD 54 million; other personnel expenses: USD 42 million related to the Equity Plus Plan). Total personnel expense related to share-based equity-settled compensation excluding social security was USD 691 million.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27  Employee benefits: variable compensation (continued)

Variable compensation including financial advisor variable compensation (continued)
	Expenses recognized in 2019			Expenses deferred to 2020 and later[1]
USD million	Related to the 2019 performance year	Related to prior performance years	Total	Related to the 2019 performance year	Related to prior performance years	Total
Non-deferred cash	1,894	(26)	1,868	0	0	0
Deferred compensation awards	299	588	887	429	608	1,036
of which: Equity Ownership Plan	122	300	422	205	219	424
of which: Deferred Contingent Capital Plan	113	262	375	173	365	538
of which: Long-Term Incentive Plan	39	0	39	25	0	25
of which: Asset Management EOP	25	26	51	26	23	49
Variable compensation – performance awards	2,193	562	2,755	429	608	1,036
Variable compensation – other[2]	159	88	246	117	232	349
Total variable compensation excluding financial advisor variable compensation	2,352	650	3,001	545	840	1,385
Financial advisor variable compensation	3,233	268	3,501	197	710	907
of which: non-deferred cash	3,064	0	3,064	0	0	0
of which: deferred share-based awards	57	48	106	54	130	183
of which: deferred cash-based awards	112	219	331	144	580	724
Compensation commitments with recruited financial advisors[3]	32	510	542	350	1,617	1,967
Total FA variable compensation	3,265	778	4,043	548	2,327	2,874
Total variable compensation including FA variable compensation	5,617	1,428	7,045[4]	1,093	3,166	4,259

1 Estimate as of 31 December 2019. Actual amounts expensed may vary, e.g., due to forfeiture of awards.    2 Comprised of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related to the Deferred Contingent Capital Plan.    3 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    4 Includes USD 610 million in expenses related to share-based compensation (performance awards: USD 461 million; other variable compensation: USD 43 million; financial advisor compensation: USD 106 million). A further USD 61 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 10 million related to role-based allowances; social security: USD 25 million; other personnel expenses: USD 27 million related to the Equity Plus Plan). Total personnel expense related to share-based equity-settled compensation excluding social security was USD 619 million.

Variable compensation including financial advisor variable compensation (continued)
	Expenses recognized in 2018			Expenses deferred to 2019 and later[1]
USD million	Related to the 2018 performance year	Related to prior performance years	Total	Related to the 2018 performance year	Related to prior performance years	Total
Non-deferred cash	2,089	(32)	2,057	0	0	0
Deferred compensation awards	373	565	938	585	653	1,238
of which: Equity Ownership Plan	217	309	526	325	244	570
of which: Deferred Contingent Capital Plan	131	226	357	238	382	620
of which: Asset Management EOP	25	28	53	22	26	48
of which: other performance awards	0	2	2	0	1	1
Variable compensation – performance awards	2,461	534	2,995	585	653	1,238
Variable compensation – other[2]	162	80	243	180	269	450
Total variable compensation excluding financial advisor variable compensation	2,624	614	3,238	766	922	1,688
Financial advisor variable compensation	3,233	237	3,470	128	639	767
of which: non-deferred cash	3,089	0	3,089	0	0	0
of which: deferred share-based awards	51	44	95	52	131	183
of which: deferred cash-based awards	93	193	286	76	507	584
Compensation commitments with recruited financial advisors[3]	33	551	584	357	1,883	2,240
Total FA variable compensation	3,266	789	4,054	484	2,522	3,006
Total variable compensation including FA variable compensation	5,889	1,403	7,292[4]	1,250	3,444	4,694

1 Estimate as of 31 December 2018. Actual amounts expensed may vary, e.g., due to forfeiture of awards.    2 Comprised of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related to the Deferred Contingent Capital Plan.    3 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    4 Includes USD 634 million in expenses related to share-based compensation (performance awards: USD 526 million; other variable compensation: USD 12 million; financial advisor compensation: USD 95 million). A further USD 49 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 15 million related to role-based allowances; social security: USD 8 million; other personnel expenses: USD 26 million related to the Equity Plus Plan). Total personnel expense related to share-based equity-settled compensation excluding social security was USD 676 million.

Note 27  Employee benefits: variable compensation (continued)

c) Outstanding share-based compensation awards

Share and performance share awards

Movements in outstanding share-based awards during 2020 and 2019 are provided in the table below.

Movements in outstanding share-based compensation awards
	Number of shares 2020	Weighted average grant date fair value (USD)	Number of shares 2019	Weighted average grant date fair value (USD)
Outstanding, at the beginning of the year	156,064,763	14	146,845,027	16
Awarded during the year	72,250,157	11	77,641,909	11
Distributed during the year	(46,899,362)	15	(61,152,200)	13
Forfeited during the year	(6,515,164)	13	(7,269,974)	14
Outstanding, at the end of the year	174,900,395	12	156,064,763	14
of which: shares vested for accounting purposes	118,260,527		79,486,447

The total carrying amount of the liability related to cash-settled share-based awards as of 31 December 2020 and 31 December 2019 was USD 36 million and USD 34 million, respectively.

d) Valuation

UBS share awards

UBS measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted on the basis of the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money European put option for the term of the transfer restriction. The weighted average discount for share and performance share awards granted during 2020 was approximately 23.8% (2019:  22.6%) of the market price of the UBS share. The grant date fair value of notional shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between the grant date and distribution.

Consolidated financial statements | UBS Group AG consolidated financial statements

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

Individually significant subsidiaries

The two tables below list the Group’s individually significant subsidiaries as of 31 December 2020. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares that are held entirely by the Group, and the proportion of ownership interest held is equal to the voting rights held by the Group.

The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland, including in the UK, the US, Singapore, Hong Kong and other countries. UBS Europe SE has branches and offices in a number of EU Member States, including Germany, Italy, Luxembourg, Spain and Austria. Share capital is provided in the currency of the legally registered office.

Individually significant subsidiaries of UBS Group AG as of 31 December 2020
Company	Registered office	Share capital in million		Equity interest accumulated in %
UBS AG	Zurich and Basel, Switzerland	CHF	385.8	100.0
UBS Business Solutions AG1	Zurich, Switzerland	CHF	1.0	100.0
1 UBS Business Solutions AG holds subsidiaries in Poland, China and India.

Individually significant subsidiaries of UBS AG as of 31 December 2020[1]
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Group Functions	USD	3,150.0[2]	100.0
UBS Americas Inc.	Wilmington, Delaware, USA	Group Functions	USD	0.0	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Global Wealth Management	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Global Wealth Management	EUR	446.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1[3]	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Includes direct and indirect subsidiaries of UBS AG.    2 Consists of common share capital of USD 1,000 and non-voting preferred share capital of USD 3,150,000,000.    3 Consists of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

Note 28  Interests in subsidiaries and other entities (continued)

Other subsidiaries

The table below lists other direct and indirect subsidiaries of UBS AG that are not individually significant but that contribute to the Group’s total assets and aggregated profit before tax thresholds and are thereby disclosed in accordance with the requirements set by the SEC.

Other subsidiaries of UBS AG as of 31 December 2020
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Asset Management (Americas) Inc.	Wilmington, Delaware, USA	Asset Management	USD	0.0	100.0
UBS Asset Management (Hong Kong) Limited	Hong Kong, Hong Kong	Asset Management	HKD	254.0	100.0
UBS Asset Management Life Ltd	London, United Kingdom	Asset Management	GBP	15.0	100.0
UBS Asset Management Switzerland AG	Zurich, Switzerland	Asset Management	CHF	0.5	100.0
UBS Asset Management (UK) Ltd	London, United Kingdom	Asset Management	GBP	125.0	100.0
UBS Business Solutions US LLC	Wilmington, Delaware, USA	Group Functions	USD	0.0	100.0
UBS Credit Corp.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS (France) S.A.	Paris, France	Global Wealth Management	EUR	133.0	100.0
UBS Fund Management (Luxembourg) S.A.	Luxembourg, Luxembourg	Asset Management	EUR	13.0	100.0
UBS Fund Management (Switzerland) AG	Basel, Switzerland	Asset Management	CHF	1.0	100.0
UBS (Monaco) S.A.	Monte Carlo, Monaco	Global Wealth Management	EUR	49.2	100.0
UBS Realty Investors LLC	Boston, Massachusetts, USA	Asset Management	USD	9.0	100.0
UBS Securities Australia Ltd	Sydney, Australia	Investment Bank	AUD	0.3[1]	100.0
UBS Securities Hong Kong Limited	Hong Kong, Hong Kong	Investment Bank	HKD	3,154.2	100.0
UBS Securities Japan Co., Ltd.	Tokyo, Japan	Investment Bank	JPY	32,100.0	100.0
UBS Securities Pte. Ltd.	Singapore, Singapore	Investment Bank	SGD	420.4	100.0
1 Includes a nominal amount relating to redeemable preference shares.

Consolidated structured entities

UBS consolidates a structured entity (an SE) if it has power over the relevant activities of the entity, exposure to variable returns and the ability to use its power to affect its returns. Consolidated SEs include certain investment funds, securitization vehicles and client investment vehicles. UBS has no individually significant subsidiaries that are SEs.

In 2020 and 2019,  the Group did not enter into any contractual obligation that could require the Group to provide financial support to consolidated SEs. In addition, the Group did not provide support, financial or otherwise, to a consolidated SE when the Group was not contractually obligated to do so, nor does the Group have any intention to do so in the future. Furthermore, the Group did not provide support, financial or otherwise, to a previously unconsolidated SE that resulted in the Group controlling the SE during the reporting period.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 28  Interests in subsidiaries and other entities (continued)

b) Interests in associates and joint ventures

As of 31 December 2020 and 2019, no associate or joint venture was individually material to the Group. In addition, there were no significant restrictions on the ability of associates or joint ventures to transfer funds to UBS Group AG or its subsidiaries in the form of cash dividends or to repay loans or advances made. There were no quoted market prices for any associates or joint ventures of the Group.

In the third quarter of 2020, UBS completed the sale of a 51.2% stake in Fondcenter AG to Clearstream and deconsolidated the entity in accordance with IFRS 10, Consolidated Financial Statements. The retained minority shareholding of 48.8% is accounted for as an investment in an associate with a carrying amount of USD 399 million as of 31 December 2020.

›   Refer to Note 29 for more information

Investments in associates and joint ventures
USD million	2020	2019
Carrying amount at the beginning of the year	1,051	1,099
Additions[1]	388	0
Disposals	0	0
Share of comprehensive income	83	25
of which: share of net profit[2]	84	46
of which: share of other comprehensive income[3]	(1)	(21)
Share of changes in retained earnings	(40)	0
Dividends received	(33)	(83)
Impairment	0	(1)
Foreign currency translation	108	11
Carrying amount at the end of the year	1,557	1,051
of which: associates	1,513	1,010
of which: SIX Group AG, Zurich[4]	965	887
of which: Clearstream Fund Centre AG, Zurich[1]	399
of which: other associates	150	123
of which: joint ventures	44	41

1 On 30 September 2020, UBS completed the sale of a 51.2% stake in Fondcenter AG to Clearstream and deconsolidated the entity in accordance with IFRS 10, Consolidated Financial Statements. The retained minority shareholding of 48.8% is accounted for as an associate and increased the investments in associates by USD 385 million upon completion of the transaction. Refer to Note 29 for more information.    2 For 2020, consists of USD 64 million from associates and USD 19 million from joint ventures. For 2019, consists of USD 28 million from associates and USD 18 million from joint ventures.    3 For 2020, consists of negative USD 1 million from associates. For 2019, consists of negative USD 22 million from associates and USD 1 million from joint ventures.    4 In 2020, UBS AG’s equity interest amounts to 17.31%. UBS AG is represented on the Board of Directors.

Note 28  Interests in subsidiaries and other entities (continued)

c) Interests in unconsolidated structured entities

UBS is considered to sponsor another entity if, in addition to ongoing involvement with the entity, it had a key role in establishing that entity or in bringing together relevant counterparties for the transaction facilitated by the entity. During 2020, the Group sponsored the creation of various SEs and interacted with a number of non-sponsored SEs, including securitization vehicles, client vehicles and certain investment funds, that UBS did not consolidate as of 31 December 2020 because it did not control these entities.

The table below presents the Group’s interests in and maximum exposure to loss from unconsolidated SEs as well as the total assets held by the SEs in which UBS had an interest as of year-end, except for investment funds sponsored by third parties, for which the carrying amount of UBS’s interest as of year-end has been disclosed.

Interests in unconsolidated structured entities
	31.12.20
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total	Maximum exposure to loss[1]
Financial assets at fair value held for trading	375	131	7,595	8,101	8,101
Derivative financial instruments	6	49	158	213	211
Loans and advances to customers			179	179	179
Financial assets at fair value not held for trading	35	1[2]	172	208	208
Financial assets measured at fair value through other comprehensive income		6,624		6,624	6,624
Other financial assets measured at amortized cost		0[2]		0	250
Total assets	416[3]	6,805	8,104	15,326
Derivative financial instruments	3[4]	11	376	390	0
Total liabilities	3	11	376	390
Assets held by the unconsolidated structured entities in which UBS had an interest (USD billion)	39[5]	136[6]	484[7]

	31.12.19
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total	Maximum exposure to loss[1]
Financial assets at fair value held for trading	462	130	5,874	6,466	6,466
Derivative financial instruments	9	9	36	55	53
Loans and advances to customers			174	174	174
Financial assets at fair value not held for trading	81	8[2]	157	245	997
Financial assets measured at fair value through other comprehensive income		3,955		3,955	3,955
Other financial assets measured at amortized cost	335	16[2]		351	1,372
Total assets	888[3]	4,118	6,242	11,247
Derivative financial instruments	2[4]	225	324	552	1
Total liabilities	2	225	324	552
Assets held by the unconsolidated structured entities in which UBS had an interest (USD billion)	55[5]	73[6]	413[7]

1 For the purpose of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral or other credit enhancements.    2 Represents the carrying amount of loan commitments. The maximum exposure to loss for these instruments is equal to the notional amount.    3 As of 31 December 2020, USD 0.2 billion of the USD 0.4 billion (31 December 2019: USD 0.6 billion of the USD 0.9 billion) was held in Group Functions – Non-core and Legacy Portfolio.    4 Comprised of credit default swap liabilities and other swap liabilities. The maximum exposure to loss for credit default swap liabilities is equal to the sum of the negative carrying amount and the notional amount. For other swap liabilities, no maximum exposure to loss is reported.    5 Represents the principal amount outstanding.    6 Represents the market value of total assets.    7 Represents the net asset value of the investment funds sponsored by UBS and the carrying amount of UBS’s interests in the investment funds not sponsored by UBS.

Consolidated financial statements | UBS Group AG consolidated financial statements

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

In 2020 and 2019, the Group did not provide support, financial or otherwise, to an unconsolidated SE when not contractually obligated to do so, nor does the Group have any intention to do so in the future.

In 2020 and 2019, income and expenses from interests in unconsolidated SEs primarily resulted from mark-to-market movements recognized in Other net income from financial instruments measured at fair value through profit of loss, which have generally been hedged with other financial instruments, as well as fee and commission income received from UBS-sponsored funds.

Interests in securitization vehicles

As of 31 December 2020 and 31 December 2019,  the Group held interests, both retained and acquired, in various securitization vehicles, half of which are held within Group Functions – Non-core and Legacy Portfolio. The Investment Bank also retained interests in securitization vehicles related to financing, underwriting, secondary market and derivative trading activities.

The numbers outlined in the table on the previous page may differ from the securitization positions presented in the 31 December 2020 Pillar 3 report under “Pillar 3 disclosures” at ubs.com/investors,  for the following reasons: (i) exclusion of synthetic securitizations transacted with entities that are not SEs and transactions in which the Group did not have an interest because it did not absorb any risk; (ii) a different measurement basis in certain cases (e.g., IFRS carrying amount within the previous table compared with net exposure amount at default for Pillar 3 disclosures); and (iii) different classification of vehicles viewed as sponsored by the Group versus sponsored by third parties.

›   Refer to the 31 December 2020 Pillar 3 report under “Pillar 3 disclosures” at ubs.com/investors for more information

Interests in client vehicles

Client vehicles are established predominantly for clients to invest in specific assets or risk exposures. As of 31 December 2020 and 31 December 2019, the Group retained interests in client vehicles sponsored by UBS and third parties that relate to financing and derivative activities, and to hedge structured product offerings. Included within these investments are securities guaranteed by US government agencies.

Interests in investment funds

Investment funds have a collective investment objective, and are managed by an investment manager. The Group holds interests in a number of investment funds, primarily resulting from seed investments or in order to hedge structured product offerings. In addition to the interests disclosed in the table on the previous page, the Group manages the assets of various pooled investment funds and receives fees that are based, in whole or part, on the net asset value of the fund and / or the performance of the fund. The specific fee structure is determined on the basis of various market factors and considers the nature of the fund and the jurisdiction of incorporation, as well as fee schedules negotiated with clients. These fee contracts represent an interest in the fund as they align the Group’s exposure with investors, providing a variable return that is based on the performance of the entity. Depending on the structure of the fund, these fees may be collected directly from the fund assets and / or from the investors. Any amounts due are collected on a regular basis and are generally backed by the assets of the fund. The Group did not have any material exposure to loss from these interests as of 31 December 2020 or as of 31 December 2019.  The total net asset value of the funds sponsored by UBS are included in the table on the previous page.

Note 28  Interests in subsidiaries and other entities (continued)

Sponsored unconsolidated structured entities in which UBS did not have an interest

For several sponsored SEs, no interest was held by the Group at year-end. However, during the respective reporting period the Group transferred assets, provided services and held instruments that did not qualify as an interest in these sponsored SEs, and accordingly earned income or incurred expenses from these entities. The table below presents the income earned and expenses incurred directly from these entities during the year, as well as corresponding asset information. The table does not include income earned and expenses incurred from risk management activities, including income and expenses from financial instruments used to economically hedge instruments transacted with the unconsolidated SEs.

The majority of the fee income arose from investment funds that are sponsored and administrated by the Group, but managed by third parties. As the Group does not provide any investment management services, UBS was not exposed to risk from the performance of these entities and was therefore deemed not to have an interest in them. In certain structures, the fees receivable may be collected directly from the investors and have therefore not been included in the table below.

The Group also recorded other net income from financial instruments measured at fair value through profit or loss from mark-to-market movements arising primarily from derivatives, such as interest rate and currency swaps, as well as credit derivatives, through which the Group purchases protection, and financial liabilities designated at fair value, which do not qualify as interests because the Group does not absorb variability from the performance of the entity. Total income reported does not reflect economic hedges or other mitigating effects from the Group’s risk management activities.

During 2020, UBS and third parties did not transfer any assets into sponsored securitization vehicles created in the year (2019: USD 1 billion and USD 1 billion, respectively). UBS and third parties transferred assets, alongside deposits and debt issuances, of USD 0 billion and USD 9 billion, respectively, into sponsored client vehicles created in the year (2019: USD 0 billion and USD 1 billion, respectively). For sponsored investment funds, transfers arose during the period as investors invested and redeemed positions, thereby changing the overall size of the funds, which, when combined with market movements, resulted in a total closing net asset value of USD 37 billion (31 December 2019: USD 42 billion).

Sponsored unconsolidated structured entities in which UBS did not have an interest at year-end
	As of or for the year ended
	31.12.20
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total
Net interest income	1	12	2	15
Net fee and commission income		1	58	60
Other net income from financial instruments measured at fair value through profit or loss	0	17	(15)	2
Total income	1	30	45	76
Asset information (USD billion)	0[1]	9[2]	37[3]

	As of or for the year ended
	31.12.19
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total
Net interest income	(1)	0	(1)	(2)
Net fee and commission income		13	50	63
Other net income from financial instruments measured at fair value through profit or loss	19	(18)	9	11
Total income	19	(5)	58	72
Asset information (USD billion)	2[1]	1[2]	42[3]

1 Represents the amount of assets transferred to the respective securitization vehicles.    2 Represents the amount of assets transferred to the respective client vehicles.    3 Represents the total net asset value of the respective investment funds.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 29   Changes in organization and acquisitions and disposals of subsidiaries and businesses

Disposals of subsidiaries and businesses

Sale of a majority stake in Fondcenter AG

In the third quarter of 2020, UBS completed the sale of a 51.2% stake in Fondcenter AG to Clearstream, Deutsche Börse Group’s post-trade services provider, and deconsolidated the entity in accordance with IFRS 10, Consolidated Financial Statements. The sale resulted in a post-tax gain of USD 631 million, which was recognized in Other income. Fondcenter AG has been combined with Clearstream’s Fund Desk business to form Clearstream Fund Centre. UBS retains a 48.8% shareholding in the entity and accounts for this minority interest as an investment in an associate with a carrying amount of USD 399 million as of 31 December 2020.

Banking partnership with Banco do Brasil

In the third quarter of 2020, UBS completed the transaction with Banco do Brasil, establishing a strategic investment banking partnership in Brazil and selected countries in South America. The partnership was established by UBS issuing a 49.99% stake in UBS Brasil Serviços in exchange for exclusive access to Banco do Brasil’s corporate clients. This resulted in UBS recognizing an intangible asset of USD 147 million. UBS retains a controlling interest of 50.01% in UBS Brasil Serviços and continues to consolidate the entity. Upon completion, UBS Group’s equity attributable to non-controlling interests increased by USD 115 million, with no material effect on UBS Group’s equity attributable to shareholders.

Strategic partnership with Sumitomo Mitsui Trust Holdings

In 2019, UBS entered into a strategic wealth management partnership in Japan with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). In January 2020, the first phase was launched, with operations commencing in the newly established joint venture, UBS SuMi TRUST Wealth Advisory, which is owned equally by UBS Securities Japan and SuMi Trust Holdings and is accounted for as an investment in a joint venture by UBS. UBS and SuMi Trust Holdings have also started offering each other’s products and services to their respective current clients.

The second phase of the partnership is expected to launch in the second half of 2021 with the establishment of a new entity which will be 51% owned and controlled by UBS, requiring UBS to consolidate this entity. UBS does not expect a material effect on shareholders’ equity of the Group upon closing.

Sale of wealth management business in Austria in 2021

In December 2020, UBS signed an agreement to sell its domestic wealth management business in Austria to LGT. The agreement includes the transition of employees, client relationships, products and services of the wealth management business of UBS Austria. The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2021. UBS expects to record a pre-tax gain of approximately USD 0.1 billion upon closing of the transaction.

Note 30   Finance lease receivables

UBS acts as a lessor and leases a variety of assets to third parties under finance leases, such as industrial equipment and aircraft. At the end of the respective lease term, assets may be sold to third parties or further leased. Lessees may participate in any sales proceeds achieved. Lease payments cover the cost of the assets (net of their residual value), as well as financing costs. As of 31 December 2020, unguaranteed residual values of USD 185 million (31 December 2019: USD 246 million) had been accrued.

The ECL stage 3 allowance for uncollectible minimum lease payments receivable was USD 7 million (31 December 2019: USD 6 million). No contingent rents were received in 2020. Amounts in the table below are disclosed on a gross basis. The finance lease receivables in Note 14a of USD 1,447 million are presented net of expected credit loss allowances.

Lease receivables
USD million	31.12.20
	Total minimum lease payments	Unearned finance income	Present value
2021	450	25	426
2022–2025	856	31	825
Thereafter	215	4	210
Total	1,521	60	1,461

USD million	31.12.19
	Total minimum lease payments	Unearned finance income	Present value
2020	448	31	417
2021–2024	874	52	822
Thereafter	221	6	215
Total	1,544	89	1,455

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 31   Related parties

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

a) Remuneration of key management personnel

The Chairman of the BoD has a specific management employment contract and receives pension benefits upon retirement. Total remuneration of the Chairman of the BoD and all GEB members is included in the table below.

Remuneration of key management personnel
USD million, except where indicated	31.12.20	31.12.19	31.12.18
Base salaries and other cash payments[1]	33	32	27
Incentive awards – cash[2]	18	14	15
Annual incentive award under DCCP	27	21	22
Employer’s contributions to retirement benefit plans	3	3	3
Benefits in kind, fringe benefits (at market value)	1	1	2
Equity-based compensation[3]	47	37	40
Total	129	108	109
Total (CHF million)[4]	121	107	107

1 May include role-based allowances in line with market practice and regulatory requirements.    2 The cash portion may also include blocked shares in line with regulatory requirements.    3 Compensation expense is based on the share price on grant date taking into account performance conditions. Refer to Note 27 for more information. For GEB members, equity-based compensation for 2020 and 2019 was entirely composed of LTIP awards and equity-based compensation for 2018 was entirely composed of EOP awards. For the Chairman of the BoD the equity-based compensation for 2020, 2019 and 2018 was entirely composed of UBS shares.    4 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the applicable performance award currency exchange rates (2020: USD / CHF 0.94; 2019: USD / CHF 0.99; 2018: USD / CHF 0.98).

The independent members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to USD 7.0 million (CHF 6.6 million) in 2020, USD 7.3 million (CHF 7.3 million) in 2019 and USD 7.6 million (CHF 7.4 million) in 2018.

b) Equity holdings of key management personnel

Equity holdings of key management personnel[1]
	31.12.20	31.12.19
Number of shares held by members of the BoD, GEB and parties closely linked to them[2]	5,288,317	6,887,826

1 No options were held in 2020 and 2019 by non-independent menbers of the BoD and any GEB member or any of its related parties.    2 Excludes shares granted under variable compensation plans with forfeiture provisions.

Of the share totals above, no shares were held by close family members of key management personnel on 31 December 2020 and 31 December 2019. No shares were held by entities that are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 31 December 2020 and 31 December 2019. As of 31 December 2020, no member of the BoD or GEB was the beneficial owner of more than 1% of UBS Group AG’s shares.

Note 31   Related parties (continued)

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

Movements in the loan, advances and mortgage balances are as follows.

Loans, advances and mortgages to key management personnel[1]
USD million, except where indicated	2020	2019
Balance at the beginning of the year	33	34
Additions	14	9
Reductions	(8)	(11)
Balance at the end of the year[2]	38	33
Balance at the end of the year (CHF million)[2,3]	34	32

1 All loans are secured loans.    2 There were no unused uncommitted credit facilities as of 31 December 2020 and 31 December 2019.    3 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.

d) Other related-party transactions with entities controlled by key management personnel

In 2020 and 2019, UBS did not enter into transactions with entities that are directly or indirectly controlled or jointly controlled by UBS’s key management personnel or their close family members and as of 31 December 2020, 31 December 2019 and 31 December 2018, there were no outstanding balances related to such transactions. Furthermore, in 2020 and 2019, entities controlled by key management personnel did not sell any goods or provide any services to UBS, and therefore did not receive any fees from UBS. UBS also did not provide services to such entities in 2020 and 2019, and therefore also received no fees.

e) Transactions with associates and joint ventures

Loans to and outstanding receivables from associates and joint ventures
USD million	2020	2019
Carrying amount at the beginning of the year	982	829
Additions	527	145
Reductions	(1,001)	(5)
Foreign currency translation	123	13
Carrying amount at the end of the year	630	982
of which: unsecured loans and receivables	621	971

Other transactions with associates and joint ventures
	As of or for the year ended
USD million	31.12.20	31.12.19
Payments to associates and joint ventures for goods and services received	139	124
Fees received for services provided to associates and joint ventures	128	1
Liabilities to associates and joint ventures	91	101
Commitments and contingent liabilities to associates and joint ventures	9	1,598

›   Refer to Note 28  for an overview of investments in associates and joint ventures

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 32   Invested assets and net new money

Invested assets

Invested assets consist of all client assets managed by or deposited with UBS for investment purposes. Invested assets include managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. All assets held for purely transactional purposes and custody-only assets, including corporate client assets held for cash management and transactional purposes, are excluded from invested assets as the Group only administers the assets and does not offer advice on how the assets should be invested. Also excluded are non-bankable assets (e.g., art collections) and deposits from third-party banks for funding or trading purposes.

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

Invested assets and net new money
	As of or for the year ended
USD billion	31.12.20	31.12.19
Fund assets managed by UBS	397	358
Discretionary assets	1,459	1,209
Other invested assets	2,331	2,040
Total invested assets[1]	4,187	3,607
of which: double counts	311	248
Net new money[1]	127	51
1 Includes double counts.

Development of invested assets
USD billion	2020	2019
Total invested assets at the beginning of the year[1]	3,607	3,101
Net new money	127	51
Market movements[2]	359	444
Foreign currency translation	96	6
Other effects	(1)	5
of which: acquisitions / (divestments)	0	(1)
Total invested assets at the end of the year[1]	4,187	3,607
1 Includes double counts. 2 Includes interest and dividend income.

Note 33   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate		Average rate[1]
	As of		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19	31.12.18
1 CHF	1.13	1.03	1.07	1.01	1.02
1 EUR	1.22	1.12	1.15	1.12	1.18
1 GBP	1.37	1.32	1.29	1.28	1.33
100 JPY	0.97	0.92	0.94	0.92	0.91

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

Note 34   Events after the reporting period

Events subsequent to the publication of the unaudited fourth quarter 2020 report

The 2020 results and the balance sheet as of 31 December 2020 differ from those presented in the unaudited fourth quarter 2020 report published on 26 January 2021 as a result of events adjusted for after the balance sheet date. Provisions for litigation, regulatory and similar matters increased, which reduced 2020 operating profit before tax and 2020 net profit attributable to shareholders each by USD 72 million. As a result, basic earnings per share decreased by USD 0.02 and diluted earnings per share decreased by USD 0.02.

›   Refer to Note 18 for more information about provisions for litigation, regulatory and similar matters

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 35   Main differences between IFRS and Swiss GAAP

The consolidated financial statements of UBS Group AG are prepared in accordance with International Financial Reporting Standards (IFRS). The Swiss Financial Market Supervisory Authority (FINMA) requires financial groups that present their financial statements under IFRS to provide a narrative explanation of the main differences between IFRS and Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 "Accounting – banks" and the Banking Ordinance). Included in this Note are the significant differences in the recognition and measurement between IFRS and the provisions of the Banking Ordinance and the guidelines of FINMA governing true and fair view financial statement reporting pursuant to Art. 25 through Art. 42 of the Banking Ordinance.

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

Under Swiss GAAP, trading assets and derivatives are measured at FVTPL in line with IFRS. However, non-trading debt instruments are generally measured at amortized cost, even when the assets are managed on a fair value basis. In addition, the measurement of financial assets in the form of securities depends on the nature of the asset: debt instruments that are not held to maturity, i.e., instruments which are available for sale, as well as equity instruments with no permanent holding intent, are classified as Financial investments and measured at the lower of (amortized) cost or market value. Market value adjustments up to the original cost amount and realized gains or losses upon disposal of the investment are recorded in the income statement as Other income from  ordinary activities. Equity instruments with a permanent holding intent are classified as participations in Non-consolidated investments in subsidiaries and other participations and are measured at cost less impairment.

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

Note 35   Main differences between IFRS and Swiss GAAP (continued)

4. Allowances and provisions for credit losses

Swiss GAAP permits the use of IFRS for the accounting for allowances and provisions for credit losses based on an expected credit loss (ECL) model. UBS has chosen to apply the IFRS 9 ECL approach to the substantial majority of exposures in scope of the Swiss GAAP ECL requirements, including all exposures in scope of ECL under both Swiss GAAP and IFRS.

In addition, for a small population of exposures in scope of the Swiss GAAP ECL requirements, which are not subject to ECL under IFRS due to classification and measurements differences, UBS applies an alternative approach. Where the Pillar 1 internal ratings-based (IRB) models are applied for measurement of credit risk, ECL for such exposures is determined by the regulatory expected loss (EL), with an add-on for scaling up to the residual maturity of exposures maturing beyond the next 12 months. For detailed information on regulatory EL, refer to the “Risk management and control” section of this report. For exposures for which the Pillar 1 standardized approach (SA) is applied for the measurement of credit risk, ECL is determined using a portfolio approach that derives conservative probability of default (PD) and loss given default (LGD) for the entire portfolio.

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

7. Post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for post-employment benefit plans, with the election made on a plan-by-plan basis.

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

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 35   Main differences between IFRS and Swiss GAAP (continued)

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

9. Netting of derivative assets and liabilities

Under IFRS, derivative assets, derivative liabilities and related cash collateral that are not settled to market are reported on a gross basis unless the restrictive IFRS netting requirements are met: i) existence of master netting agreements and related collateral arrangements that are unconditional and legally enforceable, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS and its counterparties; and ii) UBS’s intention to either settle on a net basis or to realize the asset and settle the liability simultaneously.

Under Swiss GAAP, derivative assets, derivative liabilities and related cash collateral that are not settled to market are generally reported on a net basis, provided the master netting and the related collateral agreements are legally enforceable in the event of default, bankruptcy or insolvency of UBS’s counterparties.

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

–   The equity of UBS Group AG consolidated was USD 1.7 billion higher than the equity of UBS AG consolidated as of 31 December 2020. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase program and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   The going concern capital of UBS Group AG consolidated was USD 3.6 billion higher than the going concern capital of UBS AG consolidated as of 31 December 2020, reflecting higher going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.9 billion and higher common equity tier 1 (CET1) capital of USD 1.7 billion.

–   The CET1 capital of UBS Group AG consolidated was USD 1.7 billion higher than that of UBS AG consolidated as of 31 December 2020. The higher CET1 capital of UBS Group AG consolidated was primarily due to a higher UBS Group AG consolidated IFRS equity of USD 1.7 billion, as described above, and lower UBS Group AG accruals for future dividends to shareholders, as well as a higher capital deduction at the UBS AG consolidated level related to deferred tax assets on temporary differences. The aforementioned factors were partly offset by a capital reserve for potential share repurchases and compensation-related regulatory capital accruals at the UBS Group AG level.

–   The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.9 billion higher than that of UBS AG consolidated as of 31 December 2020, reflecting the effect of deferred contingent capital plan awards.

UBS AG consolidated key figures
	As of or for the year ended
USD million, except where indicated	31.12.20	31.12.19[1]	31.12.18[1]
Results
Operating income	32,780	29,307	30,642
Operating expenses	25,081	24,138	25,184
Operating profit / (loss) before tax	7,699	5,169	5,458
Net profit / (loss) attributable to shareholders	6,196	3,965	4,107
Profitability and growth[2]
Return on equity (%)	10.9	7.4	7.9
Return on tangible equity (%)	12.4	8.5	9.1
Return on common equity tier 1 capital (%)	16.6	11.3	11.9
Return on risk-weighted assets, gross (%)	11.9	11.2	12.0
Return on leverage ratio denominator, gross (%)[3]	3.4	3.2	3.4
Cost / income ratio (%)	74.9	82.1	81.9
Net profit growth (%)	56.3	(3.4)	441.9
Resources[2]
Total assets	1,125,327	971,927	958,066
Equity attributable to shareholders	57,754	53,722	52,224
Common equity tier 1 capital[4]	38,181	35,233	34,562
Risk-weighted assets[4]	286,743	257,831	262,840
Common equity tier 1 capital ratio (%)[4]	13.3	13.7	13.1
Going concern capital ratio (%)[4]	18.3	18.3	16.1
Total loss-absorbing capacity ratio (%)[4]	34.2	33.9	31.3
Leverage ratio denominator[4]	1,036,771	911,228	904,455
Leverage ratio denominator (with temporary FINMA exemption)[5]	969,396
Common equity tier 1 leverage ratio (%)[4]	3.68	3.87	3.82
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[5]	3.94
Going concern leverage ratio (%)[4]	5.1	5.2	4.7
Going concern leverage ratio (%) (with temporary FINMA exemption)[5]	5.4
Total loss-absorbing capacity leverage ratio (%)[4]	9.5	9.6	9.1
Other
Invested assets (USD billion)[6]	4,187	3,607	3,101
Personnel (full-time equivalents)	47,546	47,005	47,643

1 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.    2 Refer to the “Performance targets and capital guidance” section of this report for more information about our performance measurement.    3 The leverage ratio denominators used for the return calculations relating to the respective periods in 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of this report for more information.    4 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    5 Refer to the “Regulatory and legal developments” and “Capital, liquidity and funding, and balance sheet” sections of this report for further details about the temporary FINMA exemption.    6 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of this report for more information.

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the year ended 31.12.20			As of or for the year ended 31.12.19[1]
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	32,390	32,780	(390)	28,889	29,307	(418)
Operating expenses	24,235	25,081	(846)	23,312	24,138	(826)
Operating profit / (loss) before tax	8,155	7,699	456	5,577	5,169	408
of which: Global Wealth Management	4,019	3,965	54	3,397	3,335	62
of which: Personal & Corporate Banking	1,259	1,261	(2)	1,441	1,443	(2)
of which: Asset Management	1,455	1,454	1	532	531	1
of which: Investment Bank	2,482	2,441	41	784	753	31
of which: Group Functions	(1,060)	(1,423)	362	(577)	(893)	317
Net profit / (loss)	6,572	6,211	361	4,310	3,971	339
of which: net profit / (loss) attributable to shareholders	6,557	6,196	361	4,304	3,965	339
of which: net profit / (loss) attributable to non-controlling interests	15	15	0	6	6	0

Statement of comprehensive income
Other comprehensive income	1,740	1,759	(19)	781	785	(4)
of which: attributable to shareholders	1,719	1,738	(19)	785	789	(4)
of which: attributable to non-controlling interests	21	21	0	(4)	(4)	0
Total comprehensive income	8,312	7,970	342	5,091	4,756	335
of which: attributable to shareholders	8,276	7,934	342	5,089	4,754	335
of which: attributable to non-controlling interests	36	36	0	2	2	0

Balance sheet
Total assets	1,125,765	1,125,327	438	972,194	971,927	267
Total liabilities	1,066,000	1,067,254	(1,254)	917,519	918,031	(512)
Total equity	59,765	58,073	1,691	54,675	53,896	779
of which: equity attributable to shareholders	59,445	57,754	1,691	54,501	53,722	779
of which: equity attributable to non-controlling interests	319	319	0	174	174	0

Capital information
Common equity tier 1 capital	39,890	38,181	1,709	35,535	35,233	302
Going concern capital	56,178	52,610	3,567	51,842	47,191	4,650
Risk-weighted assets	289,101	286,743	2,358	259,208	257,831	1,376
Common equity tier 1 capital ratio (%)	13.8	13.3	0.5	13.7	13.7	0.0
Going concern capital ratio (%)	19.4	18.3	1.1	20.0	18.3	1.7
Total loss-absorbing capacity ratio (%)	35.2	34.2	1.0	34.6	33.9	0.7
Leverage ratio denominator	1,037,150	1,036,771	379	911,322	911,228	94
Leverage ratio denominator (with temporary FINMA exemption)[2]	944,323	969,396	(25,073)
Common equity tier 1 leverage ratio (%)	3.85	3.68	0.16	3.90	3.87	0.03
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[2]	4.22	3.94	0.29
Going concern leverage ratio (%)	5.4	5.1	0.3	5.7	5.2	0.5
Going concern leverage ratio (%) (with temporary FINMA exemption)[2]	5.9	5.4	0.5
Total loss-absorbing capacity leverage ratio (%)	9.8	9.5	0.3	9.8	9.6	0.2

1 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.    2 Refer to the “Regulatory and legal developments” and “Capital, liquidity and funding, and balance sheet” sections of this report for further details about the temporary FINMA exemption.

Management’s report on internal control over financial reporting

Management’s responsibility for internal control over financial reporting

The Board of Directors and management of UBS AG are responsible for establishing and maintaining adequate internal control over financial reporting. UBS AG’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Management’s assessment of internal control over financial reporting as of 31 December 2020

UBS AG management has assessed the effectiveness of UBS AG’s internal control over financial reporting as of 31 December 2020  based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management believes that, as of 31 December 2020, UBS AG’s internal control over financial reporting was effective.

The effectiveness of UBS AG’s internal control over financial reporting as of 31 December 2020  has been audited by Ernst & Young Ltd, UBS AG’s independent registered public accounting firm, as stated in their report appearing on page 410 which expresses an unqualified opinion on the effectiveness of UBS AG’s internal control over financial reporting as of 31 December 2020.

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

Report of Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited UBS AG and subsidiaries' internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, UBS AG and subsidiaries ("the Group") maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2020 and 2019, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2020, and the related notes and our report dated 4 March 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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
Basel, 4 March 2021

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

Building a better working world

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UBS AG and subsidiaries ("the Group") as of 31 December 2020 and 2019, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2020, and the related notes to the consolidated financial statements, including the information identified as "audited" as described in Note 1 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 4 March 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group's Board of Directors. Our responsibility is to express an opinion on the Group's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

EY
Building a better working world

2

Valuation of complex or illiquid instruments at fair value in accordance with IFRS 9 and IFRS 13

Description of the Matter	At 31 December 2020, as explained in Notes 1 and 21 to the consolidated financial statements, the Group held financial assets and liabilities measured at fair value of USD 404,576 million and USD 325,080 million, including financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets and liabilities at fair value not held for trading, other financial liabilities designated at fair value and debt issued designated at fair value. In determining the fair value of these financial instruments, the Group used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required significant management judgment. Auditing management's judgments and assumptions used in the estimation of the fair value of these instruments was complex due to the highly judgmental nature of valuation techniques, modelling assumptions and significant unobservable inputs. This included consideration of any incremental risk arising from the impact of COVID-19 on valuation techniques and supporting external marks. The valuation techniques that required judgement were comprised of discounted cash flow and earnings-based valuation techniques. Judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, volatility, and correlation.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instruments valuation processes, including controls over market data inputs, model and methodology governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models, as outlined above, by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of specialists, using independent models and inputs, and comparing inputs to available market data among other procedures. In addition, we evaluated the methodology and inputs used by management in determining valuation adjustments, including funding and credit fair value adjustments, on uncollateralized derivatives and fair value option liabilities. We also assessed management's disclosures regarding fair value measurement (within Notes 1 and 21 to the consolidated financial statements).

Recognition of deferred tax assets

Description of the Matter	At 31 December 2020, the Group's deferred tax assets ("DTA") were USD 9,174 million (see Note 8 to the consolidated financial statements). DTAs are recognized to the extent it is probable that taxable profits will be available, against which, the deductible temporary differences or the carryforward of unused tax losses within the loss carryforward period can be utilized. There is significant judgment exercised when estimating the future taxable income that is not based on the reversal of taxable temporary differences. Management's estimate of future taxable profits is based on the strategic plans and is sensitive to the assumptions made

EY
Building a better working world

3

in estimating future taxable income. Additionally, management supports a portion of the DTA with tax planning strategies.

Auditing management's assessment of the realizability of the Group's DTAs was complex due to the highly judgmental nature of estimating future taxable profits over the life of the underlying tax loss carryforwards. Estimating future profitability is inherently subjective as it is sensitive to future economic, market and other conditions, which are difficult to predict. Specifically, some of the more subjective key macro-economic assumptions used included gross domestic product growth rates, equity market performance, and interest rates. The subjectivity of these assumptions has increased due to the uncertain projected impact of COVID-19. Additionally, auditing tax planning strategies requires specific tax knowledge and understanding of the applicable tax laws, which are complex and require judgment in the interpretation of such laws and the related application.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over DTA valuation, which included the assumptions used in developing the strategic plans, tax planning strategies and estimating future taxable income.

We assessed the completeness and accuracy of the data used for the estimations of future taxable income. This included recalculating the outputs of the models applied to the recognition process for DTAs.

We involved specialists to assist in assessing the key economic assumptions embedded in the strategic plans. We compared key assumptions used to forecast future taxable income to externally available historical and prospective data and assumptions, and assessed the sensitivity of the outcomes using reasonably possible changes in assumptions.

In addition, we assessed the appropriateness and impact of management's tax planning strategies by evaluating whether these strategies were available, feasible, and prudent. This evaluation was based on applicable tax laws and an assessment of management's interpretations of such tax laws, our understanding of the Group's business and industry, and the Group's ability to implement the strategies.

We also assessed management's disclosure regarding recognized and unrecognized deferred tax assets (within Note 8 to the consolidated financial statements).

Legal provisions & contingent liabilities

Description of the Matter

At 31 December 2020, the Group's provisions for litigation, regulatory and similar matters (legal provisions) were USD 2,135 million. As explained in Note 18 to the consolidated financial statements, the Group operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcomes may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the legal provisions which have been established and contingent liabilities.

Building a better working world

4

Auditing management's assessment of legal provisions and contingent liabilities was complex and judgmental due to the significant estimation required to evaluate management's estimate of the amount and the probability that an outflow of resources will be required for existing legal matters. In particular, these legal provisions are based on management's estimation of the likelihood of the occurrence of certain scenarios and related impact on the Group's financial position.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operational effectiveness of management's controls over the legal provision and contingencies process. Our procedures included testing management's review of the accuracy of the inputs to the estimation of the likelihood of the occurrence of certain scenarios and related impact on the Group's financial position.

We assessed the methodologies on which the provision amounts were based with the involvement of specialists, recalculated the provisions, and tested the underlying information. We inspected legal analyses of the matters supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as necessary.

We also assessed management's disclosure regarding legal provisions and contingent liabilities (within Note 18 to the consolidated financial statements).

Expected credit losses

Description of the Matter

At 31 December 2020, the Group's allowances and provisions for expected credit losses ("ECL") was USD 1,468 million. As explained in Note 1, Note 9 and Note 20 to the consolidated financial statements, ECL is recognized for financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, fee and lease receivables, financial guarantees and irrevocable loan commitments. ECL is also recognized on the undrawn portion of revolving revocable credit lines, which include the Group's credit card limits and master credit facilities. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for impairment (stage 3), as well as losses inherent in the loan portfolio that are not specifically identified (stage 1 and stage 2). Management's ECL estimates represent the difference between contractual cash flows and those the Group expects to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the following principal factors: probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD").

Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios, their probability weightings, and the credit risk models used to estimate stage 1 and stage 2 ECL. In the current unprecedented economic environment resulting from the COVID-19 pandemic, ECL estimation requires higher management judgement, specifically within the following two areas: (i) scenario selection, including assumptions about the scenario severity, the form and shape of the recovery pattern, and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights; and, (ii) the impact on

EY
Building a better working world

5

the ECL models, including related model overlays implemented by management, since the output from historic data based ECL models may be less appropriate.

Additionally, auditing the measurement of individual ECL for stage 3 was complex due to the high degree of judgment involved in management's process for estimating ECL based on LGD assumptions. These LGD assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of, and the probability weighting assigned to, the forward-looking economic scenarios used in measuring ECL. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and any related overlays. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of model input data, calculation logic, output data used in the overall ECL calculation, and any related overlays. With the support of specialists, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures.

For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from the debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures.

We also assessed management's disclosures regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (Note 1, Note 9 and Note 20 to the consolidated financial statements).

Ernst & Young Ltd

Ernst & Young Ltd

We have served as the Group's auditor since 1998.

Basel, Switzerland

4 March 2021

Consolidated financial statements | UBS AG consolidated financial statements

UBS AG consolidated financial statements

Primary financial statements and share information

Audited |

Income statement
		For the year ended
USD million	Note	31.12.20	31.12.19	31.12.18
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	8,816	10,703	10,121
Interest expense from financial instruments measured at amortized cost	3	(4,333)	(7,303)	(6,494)
Net interest income from financial instruments measured at fair value through profit or loss	3	1,305	1,015	1,344
Net interest income	3	5,788	4,415	4,971
Other net income from financial instruments measured at fair value through profit or loss	3	6,930	6,833	6,953
Credit loss (expense) / release	20	(695)	(78)	(117)
Fee and commission income	4	20,982	19,156	19,632
Fee and commission expense	4	(1,775)	(1,696)	(1,703)
Net fee and commission income	4	19,207	17,460	17,930
Other income	5	1,549	677	905
Total operating income		32,780	29,307	30,642
Personnel expenses	6	14,686	13,801	13,992
General and administrative expenses	7	8,486	8,586	10,075
Depreciation and impairment of property, equipment and software	12	1,851	1,576	1,052
Amortization and impairment of goodwill and intangible assets	13	57	175	65
Total operating expenses		25,081	24,138	25,184
Operating profit / (loss) before tax		7,699	5,169	5,458
Tax expense / (benefit)	8	1,488	1,198	1,345
Net profit / (loss)		6,211	3,971	4,113
Net profit / (loss) attributable to non-controlling interests		15	6	7
Net profit / (loss) attributable to shareholders		6,196	3,965	4,107

Statement of comprehensive income
		For the year ended
USD million	Note	31.12.20	31.12.19	31.12.18

Comprehensive income attributable to shareholders
Net profit / (loss)		6,196	3,965	4,107

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax		2,040	199	(701)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax		(938)	(144)	181
Foreign currency translation differences on foreign operations reclassified to the income statement		(7)	52	4
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement		2	(14)	2
Income tax relating to foreign currency translations, including the effect of net investment hedges		(67)	(1)	(2)
Subtotal foreign currency translation, net of tax		1,030[1]	92	(515)
Financial assets measured at fair value through other comprehensive income	11
Net unrealized gains / (losses), before tax		223	189	(56)
Realized gains reclassified to the income statement from equity		(40)	(33)	0
Realized losses reclassified to the income statement from equity		0	2	0
Income tax relating to net unrealized gains / (losses)		(48)	(41)	12
Subtotal financial assets measured at fair value through other comprehensive income, net of tax		136	117	(45)
Cash flow hedges of interest rate risk	25
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax		2,012	1,571	(42)
Net (gains) / losses reclassified to the income statement from equity		(770)	(175)	(294)
Income tax relating to cash flow hedges		(231)	(253)	67
Subtotal cash flow hedges, net of tax		1,011[2]	1,143	(269)
Cost of hedging	25
Change in fair value of cost of hedging, before tax		(46)
Amortization of initial cost of hedging to the income statement		33
Income tax relating to cost of hedging		0
Subtotal cost of hedging, net of tax		(13)
Total other comprehensive income that may be reclassified to the income statement, net of tax		2,165	1,351	(829)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans	26
Gains / (losses) on defined benefit plans, before tax		(222)[3]	(129)	(70)
Income tax relating to defined benefit plans		88	(41)	245
Subtotal defined benefit plans, net of tax		(134)	(170)	175
Own credit on financial liabilities designated at fair value	21
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax		(293)	(400)	517
Income tax relating to own credit on financial liabilities designated at fair value		0	8	(8)
Subtotal own credit on financial liabilities designated at fair value, net of tax		(293)	(392)	509
Total other comprehensive income that will not be reclassified to the income statement, net of tax		(427)	(562)	684

Total other comprehensive income		1,738	789	(145)
Total comprehensive income attributable to shareholders		7,934	4,754	3,961

Table continues on the next page.

Consolidated financial statements | UBS AG consolidated financial statements

Statement of comprehensive income (continued)

Table continued from previous page.

		For the year ended
USD million	Note	31.12.20	31.12.19	31.12.18

Comprehensive income attributable to non-controlling interests
Net profit / (loss)		15	6	7

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax		21	(4)	(1)
Income tax relating to foreign currency translation movements		0	0	0
Subtotal foreign currency translation, net of tax		21	(4)	(1)
Total other comprehensive income that will not be reclassified to the income statement, net of tax		21	(4)	(1)
Total comprehensive income attributable to non-controlling interests		36	2	5
Total comprehensive income
Net profit / (loss)		6,211	3,971	4,113
Other comprehensive income		1,759	785	(147)
of which: other comprehensive income that may be reclassified to the income statement		2,165	1,351	(829)
of which: other comprehensive income that will not be reclassified to the income statement		(406)	(566)	682
Total comprehensive income		7,970	4,756	3,967

1 Mainly driven by the strengthening of the Swiss franc (9%) and the euro (9%) against the US dollar.    2 Mainly reflects an increase in net unrealized gains on US dollar hedging derivatives resulting from decreases in the relevant long-term US dollar interest rates, partly offset by the reclassification of net gains on hedging instruments from OCI to the income statement as the hedged forecast cash flows affected profit or loss.    3 Mainly includes a net pre-tax OCI loss of USD 172 million related to the Swiss pension plan (primarily driven by an extraordinary employer contribution of USD 143 million that increased the gross plan assets, but led to an OCI loss as no net pension asset could be recognized on the balance sheet as of 31 December 2020 due to the asset ceiling) and a net pre-tax OCI loss of USD 61 million related to the UK pension plan (driven by an increase in the defined benefit obligation, mainly resulting from a lower discount rate). Refer to Note 26 for more information.

Balance sheet
USD million	Note	31.12.20	31.12.19

Assets
Cash and balances at central banks		158,231	107,068
Loans and advances to banks	9	15,344	12,379
Receivables from securities financing transactions	9, 22	74,210	84,245
Cash collateral receivables on derivative instruments	9, 22	32,737	23,289
Loans and advances to customers	9	380,977	327,992
Other financial assets measured at amortized cost	9, 14a	27,219	23,012
Total financial assets measured at amortized cost		688,717	577,985
Financial assets at fair value held for trading	21	125,492	127,695
of which: assets pledged as collateral that may be sold or repledged by counterparties		47,098	41,285
Derivative financial instruments	10, 21, 22	159,618	121,843
Brokerage receivables	21	24,659	18,007
Financial assets at fair value not held for trading	21	80,038	83,636
Total financial assets measured at fair value through profit or loss		389,808	351,181
Financial assets measured at fair value through other comprehensive income	11, 21	8,258	6,345
Investments in associates	28b	1,557	1,051
Property, equipment and software	12	11,958	11,826
Goodwill and intangible assets	13	6,480	6,469
Deferred tax assets	8	9,174	9,524
Other non-financial assets	14b	9,374	7,547
Total assets		1,125,327	971,927

Liabilities
Amounts due to banks	15	11,050	6,570
Payables from securities financing transactions	22	6,321	7,778
Cash collateral payables on derivative instruments	22	37,313	31,416
Customer deposits	15a	527,929	450,591
Funding from UBS Group AG and its subsidiaries	15b	53,979	47,866
Debt issued measured at amortized cost	17	85,351	62,835
Other financial liabilities measured at amortized cost	19a	10,421	10,373
Total financial liabilities measured at amortized cost		732,364	617,429
Financial liabilities at fair value held for trading	21	33,595	30,591
Derivative financial instruments	10, 21, 22	161,102	120,880
Brokerage payables designated at fair value	21	38,742	37,233
Debt issued designated at fair value	16, 21	59,868	66,592
Other financial liabilities designated at fair value	19b, 21	31,773	36,157
Total financial liabilities measured at fair value through profit or loss		325,080	291,452
Provisions	18a	2,791	2,938
Other non-financial liabilities	19c	7,018	6,211
Total liabilities		1,067,254	918,031

Equity
Share capital		338	338
Share premium		24,580	24,659
Retained earnings		25,251	23,419
Other comprehensive income recognized directly in equity, net of tax		7,585	5,306
Equity attributable to shareholders		57,754	53,722
Equity attributable to non-controlling interests		319	174
Total equity		58,073	53,896
Total liabilities and equity		1,125,327	971,927

Consolidated financial statements | UBS AG consolidated financial statements

Statement of changes in equity
USD million	Share capital	Share premium	Retained earnings
Balance as of 31 December 2017	338	24,633	22,189
Effect of adoption of IFRS 9			(518)
Effect of adoption of IFRS 15			(25)
Effect of retained earnings restatement[2]			(32)
Balance as of 1 January 2018 after the adoption of IFRS 9 and IFRS 15 and restatement of retained earnings	338	24,633	21,614
Issuance of share capital
Premium on shares issued and warrants exercised		34
Tax (expense) / benefit		(5)
Dividends			(3,098)
Translation effects recognized directly in retained earnings			(21)
New consolidations / (deconsolidations) and other increases / (decreases)		(7)
Total comprehensive income for the year			4,790
of which: net profit / (loss)			4,107
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			175
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			509
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2018	338	24,655	23,285
Effect of adoption of IFRIC 23			(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	24,655	23,274
Issuance of share capital
Premium on shares issued and warrants exercised		0
Tax (expense) / benefit		11
Dividends			(3,250)
Translation effects recognized directly in retained earnings			(9)
New consolidations / (deconsolidations) and other increases / (decreases)		(7)
Total comprehensive income for the year			3,403
of which: net profit / (loss)			3,965
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(170)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(392)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2019	338	24,659	23,419

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets at fair value through other comprehensive income	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
4,828	4,455	13	360		51,987	59	52,046
(74)		(74)			(591)		(591)
					(25)		(25)
					(32)		(32)
4,754	4,455	(61)	360		51,338	59	51,397
					0		0
					34		34
					(5)		(5)
					(3,098)	(10)	(3,108)
21		3	18		0		0
					(7)	122	115
(829)	(515)	(45)	(269)		3,961	5	3,967
					4,107	7	4,113
(829)	(515)	(45)	(269)		(829)		(829)
					175		175
					509		509
					0	(1)	(1)
3,946	3,940	(103)	109		52,224	176	52,400
					(11)		(11)
3,946	3,940	(103)	109		52,213	176	52,389
					0		0
					0		0
					11		11
					(3,250)	(8)	(3,258)
9		0	9		0		0
					(7)	5	(3)
1,351	92	117	1,143		4,754	2	4,756
					3,965	6	3,971
1,351	92	117	1,143		1,351		1,351
					(170)		(170)
					(392)		(392)
					0	(4)	(4)
5,306	4,032	14	1,260		53,722	174	53,896

Consolidated financial statements | UBS AG consolidated financial statements

Statement of changes in equity (continued)
USD million	Share capital	Share premium	Retained earnings
Balance as of 31 December 2019	338	24,659	23,419
Issuance of share capital
Premium on shares issued and warrants exercised		(4)[3]
Tax (expense) / benefit		1
Dividends			(3,848)
Translation effects recognized directly in retained earnings			(49)
Share of changes in retained earnings of associates and joint ventures			(40)
New consolidations / (deconsolidations) and other increases / (decreases)[4]		(76)
Total comprehensive income for the year			5,769
of which: net profit / (loss)			6,196
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(134)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(293)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 December 2020	338	24,580	25,251

1 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.    2 Opening retained earnings as of 1 January 2018 have been restated to reflect a reduction of USD 32 million in connection with the retrospective recognition of a USD 43 million increase in compensation-related liabilities and an USD 11 million increase in deferred tax assets. Refer to Note 1b for more information.    3 Includes decreases related to recharges by UBS Group AG for share-based compensation awards granted to employees of UBS AG or its subsidiaries.    4 Mainly relates to the establishment of a banking partnership with Banco do Brasil. Refer to Note 29 for more information.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets at fair value through other comprehensive income	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
5,306	4,032	14	1,260		53,722	174	53,896
					0		0
					(4)		(4)
					1		1
					(3,848)	(6)	(3,854)
49		0	49		0		0
					(40)		(40)
65	65				(12)	115	103
2,165	1,030	136	1,011	(13)	7,934	36	7,970
					6,196	15	6,211
2,165	1,030	136	1,011	(13)	2,165		2,165
					(134)		(134)
					(293)		(293)
					0	21	21
7,585	5,126	151	2,321	(13)	57,754	319	58,073

Consolidated financial statements | UBS AG consolidated financial statements

Share information and earnings per share

Ordinary share capital

As of 31 December 2020, UBS AG had 3,858,408,466 issued shares (31 December 2019: 3,858,408,466 shares) with a nominal value of CHF 0.10 each, leading to a share capital of CHF 385,840,846.60. The shares were entirely held by UBS Group AG.

Conditional share capital

As of 31 December 2020, the following conditional share capital was available to UBS AG’s Board of Directors (BoD):

–   A maximum of CHF 38,000,000 represented by up to 380,000,000 fully paid registered shares with a nominal value of CHF 0.10 each, to be issued through the voluntary or mandatory exercise of conversion rights and / or warrants granted in connection with the issuance of bonds or similar financial instruments on national or international capital markets. This conditional capital allowance was approved at the Annual General Meeting of UBS AG on 14 April 2010. The BoD has not made use of such allowance.

Authorized share capital

UBS AG had no authorized capital available to issue on 31 December 2020.

Earnings per share

In 2015, UBS AG shares were delisted from the SIX Swiss Exchange and the New York Stock Exchange. As of 31 December 2020, 100% of UBS AG’s issued shares were held by UBS Group AG and therefore were not publicly traded. Accordingly, earnings per share information is not provided for UBS AG.

Statement of cash flows
	For the year ended
USD million	31.12.20	31.12.19	31.12.18

Cash flow from / (used in) operating activities
Net profit / (loss)	6,211	3,971	4,113
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	1,851	1,576	1,052
Amortization and impairment of goodwill and intangible assets	57	175	65
Credit loss expense / (release)	695	78	117
Share of net profits of associates / joint ventures and impairment of associates	(84)	(45)	(528)
Deferred tax expense / (benefit)	355	460	374
Net loss / (gain) from investing activities	(698)	220	(49)
Net loss / (gain) from financing activities	3,246	6,506	(4,829)
Other net adjustments	(8,061)	862	(1,092)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	3,586	(4,336)	3,504
Securities financing transactions	9,588	8,678	(11,230)
Cash collateral on derivative instruments	(3,486)	2,842	(1,449)
Loans and advances to customers	(33,897)	(3,205)	(4,152)
Customer deposits	52,831	23,399	7,931
Financial assets and liabilities at fair value held for trading and derivative financial instruments	11,326	(18,873)	11,093
Brokerage receivables and payables	(5,199)	(2,347)	11,432
Financial assets at fair value not held for trading, other financial assets and liabilities	392	126	10,902
Provisions, other non-financial assets and liabilities	(1,213)	(537)	1,377
Income taxes paid, net of refunds	(919)	(741)	(888)
Net cash flow from / (used in) operating activities	36,581	18,805	27,744

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(46)	(26)	(287)
Disposal of subsidiaries, associates and intangible assets[1]	674	114	137
Purchase of property, equipment and software	(1,573)	(1,401)	(1,473)
Disposal of property, equipment and software	364	11	114
Purchase of financial assets measured at fair value through other comprehensive income	(6,290)	(3,424)	(1,999)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	4,530	3,913	1,361
Net (purchase) / redemption of debt securities measured at amortized cost	(4,166)	(562)	(3,770)
Net cash flow from / (used in) investing activities	(6,506)	(1,374)	(5,918)

Table continues on the next page.

Consolidated financial statements | UBS AG consolidated financial statements

Statement of cash flows (continued)

Table continued from previous page.
	For the year ended
USD million	31.12.20	31.12.19	31.12.18

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	23,845	(17,149)	(12,245)
Distributions paid on UBS AG shares	(3,848)	(3,250)	(3,098)
Repayment of lease liabilities	(547)	(496)
Issuance of long-term debt, including debt issued designated at fair value	72,273	59,199	54,726
Repayment of long-term debt, including debt issued designated at fair value	(83,825)	(68,883)	(44,344)
Funding from UBS Group AG and its subsidiaries	4,606	5,848	5,956
Net changes in non-controlling interests	(6)	(8)	(31)
Net cash flow from / (used in) financing activities	12,498	(24,738)	963

Total cash flow
Cash and cash equivalents at the beginning of the year	119,804	125,853	104,787
Net cash flow from / (used in) operating, investing and financing activities	42,573	(7,307)	22,789
Effects of exchange rate differences on cash and cash equivalents	11,053	1,258	(1,722)
Cash and cash equivalents at the end of the year[2]	173,430	119,804	125,853
of which: cash and balances at central banks[3]	158,088	106,957	108,268
of which: loans and advances to banks	13,928	11,317	15,452
of which: money market paper[4]	1,415	1,530	2,133

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	11,929	15,344	14,666
Interest paid in cash	6,414	10,800	9,372
Dividends on equity investments, investment funds and associates received in cash[5]	1,901	3,145	2,322

1 Includes cash proceeds from the sale of the majority stake in Fondcenter AG of USD 426 million for the year ended 31 December 2020. Refer to Note 29 for more information. Also includes dividends received from associates.    2 USD 3,828 million, USD 3,192 million and USD 5,245 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 December 2020, 31 December 2019 and 31 December 2018, respectively. Refer to Note 23 for more information.    3 Includes only balances with an original maturity of three months or less.    4 Money market paper is included in the balance sheet under Financial assets at fair value held for trading (31 December 2020: USD 117 million; 31 December 2019: USD 235 million; 31 December 2018: USD 366 million), Financial assets measured at fair value through other comprehensive income (31 December 2020: USD 178 million; 31 December 2019: USD 24 million; 31 December 2018: USD 8 million), Financial assets at fair value not held for trading (31 December 2020: USD 536 million; 31 December 2019: USD 920 million; 31 December 2018: USD 1,556 million) and Other financial assets measured at amortized cost (31 December 2020: USD 584 million; 31 December 2019: USD 351 million; 31 December 2018: USD 204 million).    5 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

Changes in liabilities arising from financing activities
USD million	Debt issued measured at amortized cost	of which: short-term	of which: long-term	Debt issued designated at fair value	Over-the-counter (OTC) debt instruments[2]	Funding from UBS Group AG and its subsidiaries[3]	Total
Balance as of 1 January 2019	91,245	39,025	52,220	57,031	2,450	41,202	191,928
Cash flows	(28,355)	(17,149)	(11,206)	1,947	(425)	5,848	(20,985)
Non-cash changes	(55)	(39)	(16)	7,614	(3)	1,033	8,588
of which: foreign currency translation	(346)	(39)	(307)	210	(6)	(128)	(270)
of which: fair value changes				7,404	3	17	7,424
of which: other[1]	291		291			1,144	1,434
Balance as of 31 December 2019	62,835	21,837	40,998	66,592	2,022	48,083	179,531
Cash flows	18,722	23,845	(5,123)	(6,423)	(6)	4,606	16,899
Non-cash changes	3,794	984	2,810	(301)	44	2,666	6,203
of which: foreign currency translation	3,589	984	2,605	1,760	82	1,395	6,825
of which: fair value changes				(2,061)	(38)	152	(1,946)
of which: other[1]	205		205			1,119	1,324
Balance as of 31 December 2020	85,351	46,666	38,685	59,868	2,060	55,354	202,633

1 Includes the effect of fair value hedges on long-term debt. Refer to Note 1a item 2j and Note 17 for more information.    2 Included in balance sheet line Other financial liabilities designated at fair value.    3 Includes funding from UBS Group AG and its subsidiaries measured at amortized cost (refer to Note 15b) and measured at fair value (refer to Note 19b).

Consolidated financial statements | UBS AG consolidated financial statements

Notes to the UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies

The following table provides an overview of information included in this Note.

429	a) Significant accounting policies
429	Basis of accounting
429	1) Consolidation
430	2) Financial instruments
430	a. Recognition
430	b. Classification, measurement and presentation
434	c. Loan commitments and financial guarantees
434	d. Interest income and expense
434	e. Derecognition
434	f. Fair value of financial instruments
435	g. Allowances and provisions for expected credit losses
438	h. Restructured and modified financial assets
438	i. Offsetting
439	j. Hedge accounting
439	3) Fee and commission income and expenses
440	4) Cash and cash equivalents
440	5) Share-based and other deferred compensation plans
440	6) Post-employment benefit plans
441	7) Income taxes
442	8) Investments, in associates
442	9) Property, equipment and software
442	10) Goodwill and intangible assets
443	11) Provisions and contingent liabilities
443	12) Foreign currency translation
444	13) Non-controlling interests
444	14) Leasing

445	b) Changes in accounting policies, comparability and other adjustments

446	c) International Financial Reporting Standards and Interpretations to be adopted in 2021 and later and other changes

Note 1  Summary of significant accounting policies (continued)

a) Significant accounting policies

This Note describes the significant accounting policies applied in the preparation of the consolidated financial statements (the Financial Statements) of UBS AG and its subsidiaries (UBS AG). On 25 February 2021, the Financial Statements were authorized for issue by the Board of Directors.

Basis of accounting

The Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD).

Disclosures marked as audited in the “Risk, capital, liquidity and funding, and balance sheet” section of this report form an integral part of the Financial Statements. These disclosures relate to requirements under IFRS 7, Financial Instruments: Disclosures,  and IAS 1, Presentation of Financial Statements,  and are not repeated in this section.

The accounting policies described in this Note have been applied consistently in all years presented unless otherwise stated in Note 1b. In addition, effective from 1 January 2019, UBS AG applies IFRS 16, Leases,  which sets out the principles for the recognition, measurement, presentation and disclosure of leases. Within this Note, policies applied for periods that differ from those applied to the financial year ended 31 December 2020 are identified as “Comparative policy.”

Critical accounting estimates and judgments

Preparation of these Financial Statements under IFRS requires management to apply judgment and make estimates and assumptions that affect reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and liabilities, and may involve significant uncertainty at the time they are made. Such estimates and assumptions are based on the best available information. UBS AG regularly reassesses such estimates and assumptions, which encompass historical experience, expectations of the future and other pertinent factors, to determine their continuing relevance based on current conditions, updating them as necessary. Changes in those estimates and assumptions may have a significant effect on the Financial Statements. Furthermore, actual results may differ significantly from UBS AG’s estimates, which could result in significant losses to UBS AG, beyond what was anticipated or provided for.

The following areas contain estimation uncertainty or require critical judgment and have a significant effect on amounts recognized in the Financial Statements:

–     expected credit loss measurement (refer to item 2g in this Note and to Note 20);

–     fair value measurement (refer to item 2f in this Note and to Note 21);

–     income taxes (refer to item 7 in this Note and to Note 8);

–     provisions and contingent liabilities (refer to item 11 in this Note and to Note 18);

–     post-employment benefit plans (refer to item 6 in this Note and to Note 26);

–     goodwill (refer to item 10 in this Note and to Note 13); and

–     consolidation of structured entities (refer to item 1 in this Note and to Note 28).

1) Consolidation

The Financial Statements comprise the financial statements of UBS AG and its subsidiaries, presented as a single economic entity; intercompany transactions and balances have been eliminated. UBS AG consolidates all entities that it controls, including structured entities (SEs), which is the case when it has: (i) power over the relevant activities of the entity; (ii) exposure to an entity‘s variable returns; and (iii) the ability to use its power to affect its own returns.

Consideration is given to all facts and circumstances to determine whether UBS AG has power over another entity, i.e., the current ability to direct the relevant activities of an entity when decisions about those activities need to be made.

Subsidiaries, including SEs, are consolidated from the date when control is gained and deconsolidated from the date when control ceases. Control, or the lack thereof, is reassessed if facts and circumstances indicate that there is a change to one or more elements required to establish that control is present.

Business combinations are accounted for using the acquisition method. The amount of non-controlling interest is measured at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

›   Refer to Note 28  for more information

Critical accounting estimates and judgments

Each individual entity is assessed for consolidation in line with the aforementioned consolidation principles. The assessment of control can be complex and requires the use of significant judgment, in particular in determining whether UBS AG has power over the entity. As the nature and extent of UBS AG’s involvement is unique for each entity, there is no uniform consolidation outcome by entity. Certain entities within a class may be consolidated while others may not. When carrying out the consolidation assessment, judgment is exercised considering all the relevant facts and circumstances, including the nature and activities of the investee, as well as the substance of voting and similar rights.

›   Refer to Note 28  for more information

Consolidated financial statements | UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

2) Financial instruments

a. Recognition

UBS AG recognizes financial instruments when it becomes a party to contractual provisions of an instrument. UBS AG applies settlement date accounting to all standard purchases and sales of non-derivative financial instruments.

In transactions where UBS AG acts as a transferee, to the extent such financial asset transfer does not qualify for derecognition by the transferor, UBS AG does not recognize the transferred instrument as its asset.

UBS AG also acts in a fiduciary capacity, which results in it holding or placing assets on behalf of individuals, trusts, retirement benefit plans and other institutions. Unless these items meet the definition of an asset and the recognition criteria are satisfied, such assets are not recognized on UBS AG’s balance sheet and the related income is excluded from the Financial Statements.

Client cash balances associated with derivatives clearing and execution services are not recognized on the balance sheet if, through contractual agreement, regulation or practice, UBS AG neither obtains benefits from nor controls such cash balances.

b. Classification, measurement and presentation

Financial assets

All financial instruments are on initial recognition measured at fair value and classified as measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). For financial instruments subsequently measured at amortized cost or FVOCI, the initial fair value is adjusted for directly attributable transaction costs.

Where the contractual terms of a debt instrument result in cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding, the debt instrument is classified as measured at amortized cost if it is held within a business model that has an objective to hold financial assets to collect contractual cash flows, or at FVOCI if it is held within a business model with the objective being achieved by both collecting contractual cash flows and selling financial assets.

All other financial assets are measured at FVTPL, including those held for trading or those managed on a fair value basis, except for derivatives designated in a hedge relationship, in which case hedge accounting requirements apply (refer to item 2j in this Note for more information).

Business model assessment and contractual cash flow characteristics

UBS AG determines the nature of a business model by considering the way financial assets are managed to achieve a particular business objective.

In assessing whether the contractual cash flows are SPPI, UBS AG considers whether the contractual terms of the financial asset contain a term that could change the timing or amount of contractual cash flows arising over the life of the instrument.

Financial liabilities

Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost include Debt issued measured at amortized cost and Funding from UBS Group AG and its subsidiaries, which constitute obligations of UBS AG arising from funding it has received from UBS Group AG or its subsidiaries, which are not within the UBS AG’s scope of consolidation. The latter includes contingent capital instruments issued to UBS Group AG and its subsidiaries containing contractual provisions under which the principal amounts would be written down or converted into equity upon either a specified common equity tier 1 (CET1) ratio breach or a determination by the Swiss Financial Market Supervisory Authority (FINMA) that a viability event has occurred. Such contractual provisions are not derivatives, as the underlying is deemed to be a non-financial variable specific to a party to the contract.

Where there is a legal bail-in mechanism for write-down or conversion into equity (as is the case, for instance, with senior unsecured debt issued by UBS AG that is subject to write-down or conversion under resolution authority granted to FINMA under Swiss law), the amortized cost accounting treatment applied to these instruments is not affected.

If the debt were to be written down or converted into equity in a future period, it would be partially or fully derecognized, with the difference between its carrying amount and the fair value of any equity issued recognized in the income statement.

A gain or loss is recognized in Other income when debt issued is subsequently repurchased for market-making or other activities. A subsequent sale of own bonds in the market is treated as a reissuance of debt.

Financial liabilities measured at fair value through profit or loss

UBS AG designates certain issued debt instruments as financial liabilities at fair value through profit or loss, on the basis that such financial instruments include embedded derivatives and / or are managed on a fair value basis (refer to the table below for more information), in which case bifurcation of the embedded derivative component is not required. Financial instruments including embedded derivatives arise predominantly from the issuance of certain structured debt instruments.

Measurement and presentation

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

Measured at amortized cost using the effective interest method less allowances for expected credit losses (ECL) (refer to items 2d and 2g in this Note for more information).

The following items are recognized in the income statement:

–  interest income, which is accounted for in accordance with item 2d in this Note;

–  ECL and reversals; and

–  foreign exchange translation gains and losses.

When the financial asset at amortized cost is derecognized, the gain or loss is recognized in the income statement.

For amounts arising from settlement of certain derivatives, refer to the next page.

Measured at FVOCI	Debt instruments measured at FVOCI	This classification primarily includes debt securities and certain asset-backed securities held as HQLA.

Measured at fair value, with unrealized gains and losses reported in Other comprehensive income, net of applicable income taxes, until such investments are derecognized. Upon derecognition, any accumulated balances in Other comprehensive income are reclassified to the income statement and reported within Other income.

The following items, which are determined on the same basis as for financial assets measured at amortized cost, are recognized in the income statement:

–  interest income, which is accounted for in accordance with item 2d in this Note;

–  ECL and reversals; and

–  foreign exchange translation gains and losses.

Consolidated financial statements | UBS AG consolidated financial statements

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

Measured at fair value, with changes recognized in the income statement.

Derivative assets (including derivatives that are designated and effective hedging instruments) are generally presented as Derivative financial instruments, except those exchange-traded and OTC-cleared derivatives that are considered to be settled on a daily basis or in substance net settled on a daily basis, which are presented within Cash collateral receivables on derivative instruments.

Changes in fair value, initial transaction costs, dividends and gains and losses arising on disposal or redemption are recognized in Other net income from financial instruments measured at fair value through profit or loss,[1] except interest income on instruments other than derivatives (refer to item 2d in this Note), interest on derivatives designated as hedging instruments in hedges of interest rate risk and forward points on certain short- and long-duration foreign exchange contracts acting as economic hedges, which are reported in Net interest income.

Changes in the fair value of derivatives that are designated and effective hedging instruments are presented either in the income statement or Other comprehensive income, depending on the type of hedge relationship (refer to item 2j in this Note for more information).

Mandatorily measured at FVTPL – Other

This classification includes financial assets mandatorily measured at FVTPL that are not held for trading, as follows:

–  certain structured loans, certain commercial loans, receivables under reverse repurchase and cash collateral on securities borrowing agreements that are managed on a fair value basis;

–  loans managed on a fair value basis, including those hedged with credit derivatives;

–  certain debt securities held as HQLA and managed on a fair value basis;

–  certain investment fund holdings and assets held to hedge delivery obligations related to cash-settled employee compensation plans;

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

1 Effective from 1 January 2019, this line item includes dividends (prior to 1 January 2019, dividends were included within Net interest income), intermediation income arising from certain client-driven Global Wealth Management and Personal & Corporate Banking financial transactions, foreign currency translation effects and income and expenses from exposures to precious metals.

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

–  obligations against funding from UBS Group AG and its subsidiaries; and

–  cash collateral payables on derivative instruments.

Measured at amortized cost using the effective interest method. When the financial liability at amortized cost is derecognized, the gain or loss is recognized in the income statement.
Measured at fair value through profit or loss	Held for trading

Financial liabilities held for trading include:

–  all derivatives with a negative replacement value (including certain loan commitments), except those that are designated and effective hedging instruments; and

–  obligations to deliver financial instruments, such as debt and equity instruments, that UBS AG has sold to third parties but does not own (short positions).

Measurement and presentation of financial liabilities classified at FVTPL follow the same principles as for financial assets classified at FVTPL, except that the amount of change in the fair value of the financial liability designated at FVTPL that is attributable to changes in UBS AG’s own credit risk is presented in Other comprehensive income directly within Retained earnings and is never reclassified to the income statement.

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

–  certain payables under repurchase agreements and cash collateral on securities lending agreements that are managed in conjunction with associated reverse repurchase agreements and cash collateral on securities borrowed;

–  amounts due under unit-linked investment contracts whose cash flows are linked to financial assets measured at FVTPL and eliminate an accounting mismatch; and

–  brokerage payables, which arise in conjunction with brokerage receivables and are measured at FVTPL to achieve measurement consistency.

Consolidated financial statements | UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

c. Loan commitments and financial guarantees

Loan commitments are arrangements to provide credit under defined terms and conditions. Irrevocable loan commitments are classified as: (i) derivative loan commitments measured at fair value through profit or loss; (ii) loan commitments designated at fair value through profit or loss; or (iii) loan commitments not measured at fair value. Financial guarantee contracts are contracts that require UBS AG to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument.

d. Interest income and expense

Interest income and expense are recognized in the income statement based on the effective interest method. When calculating the effective interest rate (EIR) for financial instruments (other than credit-impaired financial instruments), UBS AG estimates future cash flows considering all contractual terms of the instrument, but not expected credit losses, with the EIR applied to the gross carrying amount of the financial asset or the amortized cost of a financial liability. However, when a financial asset becomes credit-impaired after initial recognition, interest income is determined by applying the EIR to the amortized cost of the instrument, which represents the gross carrying amount adjusted for any credit loss allowance.

Upfront fees, including fees on loan commitments not measured at fair value where a loan is expected to be issued, and direct costs are included within the initial measurement of a financial instrument measured at amortized cost or FVOCI and recognized over the expected life of the instrument as part of its EIR.

Fees related to loan commitments where no loan is expected to be issued, as well as loan syndication fees where UBS AG does not retain a portion of the syndicated loan or where UBS AG does retain a portion of the syndicated loan at the same effective yield for comparable risk as other participants, are included in Net fee and commission income and either recognized over the life of the commitment or when syndication occurs.

›   Refer to item 3 in this Note for more information

Interest income on financial assets, excluding derivatives, is included in interest income when positive and in interest expense when negative. Similarly, interest expense on financial liabilities, excluding derivatives, is included in interest expense, except when interest rates are negative, in which case it is included in interest income.

›   Refer to item 2b in this Note and Note 3  for more information

e. Derecognition

Financial assets

UBS AG derecognizes a financial asset, or a portion of a financial asset, when the contractual rights to the cash flows from the financial asset expire, or UBS AG has either (i) transferred the contractual rights to receive the cash flows from the asset, or (ii) retained the contractual rights to receive the cash flows of that asset, but assumed a contractual obligation to pay the cash flows to one or more entities, subject to certain criteria. Transferred financial assets are derecognized if the purchaser has received substantially all the risks and rewards of the asset or a significant part of the risks and rewards combined with a practical ability to sell or pledge the asset.

Where financial assets have been pledged as collateral or in similar arrangements, they are considered to have been transferred if the counterparty has received the contractual rights to the cash flows of the pledged assets, as may be evidenced by, for example, the counterparty’s right to sell or repledge the assets. In transfers where control over the financial asset is retained, UBS AG continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset following the transfer.

Certain over-the-counter (OTC) derivative contracts and most exchange-traded futures and option contracts cleared through central clearing counterparties and exchanges are considered to be settled on a daily basis, as the payment or receipt of variation margin on a daily basis represents legal or economic settlement, which results in derecognition of the associated derivatives.

›   Refer to item 2i in this Note, Note 22 and Note 23  for more information

Financial liabilities

UBS AG derecognizes a financial liability from its balance sheet when it is extinguished; i.e., when the obligation specified in the contract is discharged, canceled or expires. When an existing financial liability is exchanged for a new one from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, the original liability is derecognized and a new liability recognized with any difference in the respective carrying amounts recognized in the income statement.

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

›   Refer to Note 21  for more information

Note 1  Summary of significant accounting policies (continued)

Critical accounting estimates and judgments

The use of valuation techniques, modeling assumptions and estimates of unobservable market inputs in the fair valuation of financial instruments requires significant judgment and could affect the amount of gain or loss recorded for a particular position. Valuation techniques that rely more heavily on unobservable inputs and sophisticated models inherently require a higher level of judgment and may require adjustment to reflect factors that market participants would consider in estimating fair value, such as close-out costs, which are presented in Note 21d.

UBS AG‘s governance framework over fair value measurement is described in Note 21b, and UBS AG provides a sensitivity analysis of the estimated effects arising from changing significant unobservable inputs in Level 3 financial instruments to reasonably possible alternative assumptions within Note 21g.

›   Refer to Note 21  for more information

g. Allowances and provisions for expected credit losses

Expected credit losses (ECL) are recognized for financial assets measured at amortized cost, financial assets measured at FVOCI, fee and lease receivables, financial guarantees and loan commitments not measured at fair value. ECL are also recognized on the undrawn portion of revolving revocable credit lines, which include UBS AG’s credit card limits and master credit facilities, and are referred to by UBS AG as “other credit lines.” Though these other credit lines are revocable at any time, UBS AG is exposed to credit risk because the borrower has the ability to draw down funds before UBS AG can take credit risk mitigation actions.

Recognition of expected credit losses

ECL are recognized on the following basis:

–   Stage 1 instruments: Maximum 12-month ECL are recognized from initial recognition, reflecting the portion of lifetime cash shortfalls that would result if a default occurs in the 12 months after the reporting date, weighted by the risk of a default occurring.

–   Stage 2 instruments: Lifetime ECL are recognized if a significant increase in credit risk (SICR) is observed subsequent to the instrument’s initial recognition, reflecting lifetime cash shortfalls that would result from all possible default events over the expected life of a financial instrument, weighted by the risk of a default occurring. When an SICR is no longer observed, the instrument will move back to stage 1.

–   Stage 3 instruments: Lifetime ECL are always recognized for credit-impaired financial instruments, as determined by the occurrence of one or more loss events, by estimating expected cash flows based on a chosen recovery strategy. Credit-impaired exposures may include positions for which no allowance has been recognized, for example because they are expected to be fully recoverable through collateral held.

–   Changes in lifetime ECL since initial recognition are also recognized for assets that are purchased or originated credit-impaired (POCI). POCI financial instruments include those that are purchased at a deep discount or newly originated with a defaulted counterparty; they remain a separate category until derecognition.

All or part of a financial asset is written off if it is deemed uncollectible or forgiven. Write-offs reduce the principal amount of a claim and are charged against related allowances for credit losses. Recoveries, in part or in full, of amounts previously written off are generally credited to Credit loss (expense) / release.

ECL are recognized in the income statement in Credit loss (expense) / release. A corresponding ECL allowance is reported as a decrease in the carrying amount of financial assets measured at amortized cost on the balance sheet. For financial assets that are FVOCI, the carrying amount is not reduced, but an accumulated amount is recognized in Other comprehensive income. For off-balance sheet financial instruments and other credit lines, provisions for ECL are presented in Provisions.

Default and credit impairment

UBS AG applies a single definition of default for credit risk management purposes, regulatory reporting and ECL, with a counterparty classified as defaulted based on quantitative and qualitative criteria.

›   Refer to ‘’Credit policies for distressed assets’’ in the ‘’Risk management and control’’ section of this report for more information

Measurement of expected credit losses

IFRS 9 ECL reflect an unbiased, probability-weighted estimate based on loss expectations resulting from default events. The method used to calculate ECL applies the following principal factors: probability of default (PD), loss given default (LGD) and exposure at default (EAD). Parameters are generally determined on an individual financial asset level. Based on the materiality of the portfolio, for credit card exposures and personal account overdrafts in Switzerland, a portfolio approach is applied that derives an average PD and LGD for the entire portfolio. PDs and LGDs used in the ECL calculation are point-in-time (PIT)-based for key portfolios and consider both current conditions and expected cyclical changes. For material portfolios, PDs and LGDs are determined for different scenarios, whereas EAD projections are treated as scenario independent.

For the purpose of determining the ECL-relevant parameters, UBS AG leverages its Pillar 1 internal ratings-based (IRB) models that are also used in determining expected loss (EL) and risk-weighted assets under the Basel III framework and Pillar 2 stress loss models. Adjustments have been made to these models and IFRS 9-related models have been developed that consider the complexity, structure and risk profile of relevant portfolios and take account of the fact that PDs and LGDs used in the ECL calculation are PIT-based, as opposed to the corresponding Basel III through-the-cycle (TTC) parameters. All models that are relevant for measuring expected credit losses are subject to UBS’s model validation and oversight processes.

Consolidated financial statements | UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Probability of default: PD represents the likelihood of a default over a specified time period. A 12-month PD represents the likelihood of default determined for the next 12 months and a lifetime PD represents the probability of default over the remaining lifetime of the instrument. PIT PDs are derived from TTC PDs and scenario forecasts. The modeling is region-, industry- and client segment-specific and considers both macroeconomic scenario dependencies and client-idiosyncratic information.

Exposure at default: EAD represents an estimate of the exposure to credit risk at the time of a potential default occurring, considering expected repayments, interest payments and accruals, discounted at the EIR. Future drawdowns on facilities are considered through a credit conversion factor (CCF) that is reflective of historical drawdown and default patterns and the characteristics of the respective portfolios.

Loss given default: LGD represents an estimate of the loss at the time of a potential default occurring, taking into account expected future cash flows from collateral and other credit enhancements, or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims. The LGD is commonly expressed as a percentage of the EAD.

Estimation of expected credit losses

Number of scenarios and estimation of scenario weights

The determination of the probability-weighted ECL requires evaluating a range of diverse and relevant future economic conditions, especially with a view to modeling the non-linear effect of assumptions about macroeconomic factors on the estimate.

To accommodate this requirement, UBS AG uses different economic scenarios in the ECL calculation. Each scenario is represented by a specific scenario narrative, which is relevant considering the exposure of key portfolios to economic risks, and for which a set of consistent macroeconomic variables is determined. An econometric model is used to provide an input into the scenario weight assessment process giving a first indication of the probability that the GDP forecast used for each scenario would materialize, if historically observed deviations of GDP growth from trend growth were representative. As such historical analyses of GDP development do not include an assessment of the underlying economic or political causes, management positions the model output into the context of current conditions and future expectations and applies material judgment in determining the final scenario weights.

The determined weights constitute the probabilities that the respective set of macroeconomic conditions will occur and not that the chosen particular narratives with the related macroeconomic variables will materialize.

Macroeconomic and other factors

The range of macroeconomic, market and other factors that is modeled as part of the scenario determination is wide, and historical information is used to support the identification of the key factors. As the forecast horizon increases, the availability of information decreases, requiring an increase in judgment. For cycle-sensitive PD and LGD determination purposes, UBS AG projects the relevant economic factors for a period of three years before reverting, over a specified period, to a cycle-neutral PD and LGD for longer-term projections.

Factors relevant for ECL calculation vary by type of exposure. Regional and client-segment characteristics are generally taken into account, with specific focus on Switzerland and the US, considering UBS AG’s key ECL-relevant portfolios.

For UBS AG, the following forward-looking macroeconomic variables represent the most relevant factors for ECL calculation:

–   GDP growth rates, given their significant effect on borrowers’ performance;

–   unemployment rates, given their significant effect on private clients’ ability to meet contractual obligations;

–   house price indices, given their significant effect on mortgage collateral valuations;

–   interest rates, given their significant effect on counterparties’ abilities to service debt;

–   consumer price indices, given their overall relevance for companies’ performance, private clients’ purchasing power and economic stability; and

–   equity indices, given that they are an important factor in our corporate rating tools.

Scenario generation, review process and governance

A team of economists, who are part of Group Risk Control, develop the forward-looking macroeconomic assumptions with involvement from a broad range of experts.

The scenarios, their weight and the key macroeconomic and other factors are subject to a critical assessment by the Scenario and Operating Committees, which include senior management from Group Risk and Group Finance. Important aspects for the review include whether there may be particular credit risk concerns that may not be capable of being addressed systematically and require post-model adjustments for stage allocation and ECL allowance.

The Group Model Governance Board, as the highest authority under UBS AG’s model governance framework, ratifies the decisions taken by the Operating Committee.

›   Refer to Note 20 for more information

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

Note 1  Summary of significant accounting policies (continued)

Additionally, some financial instruments include both an on-demand loan and a revocable undrawn commitment, where the contractual cancelation right does not limit UBS AG’s exposure to credit risk to the contractual notice period, as the client has the ability to draw down funds before UBS AG can take risk-mitigating actions. In such cases, UBS AG is required to estimate the period over which it is exposed to credit risk. This applies to UBS AG’s credit card limits, which do not have a defined contractual maturity date, are callable on demand and where the drawn and undrawn components are managed as one exposure. The exposure arising from UBS AG’s credit card limits is not significant and is managed at a portfolio level, with credit actions triggered when balances are past due. An ECL measurement period of seven years is applied for credit card limits, capped at 12 months for stage 1 balances, as a proxy for the period that UBS AG is exposed to credit risk.

Customary master credit agreements in the Swiss corporate market also include on-demand loans and revocable undrawn commitments. For smaller commercial facilities, a risk-based monitoring (RbM) approach is in place that highlights negative trends as risk events, at an individual facility level, based on a combination of continuously updated risk indicators. The risk events trigger additional credit reviews by a risk officer, enabling informed credit decisions to be taken. Larger corporate facilities are not subject to RbM, but are reviewed at least annually through a formal credit review. UBS AG has assessed these credit risk management practices and considers both the RbM approach and formal credit reviews as substantive credit reviews resulting in a re-origination of the given facility. Following this, a 12-month measurement period from the reporting date is used for both types of facilities as an appropriate proxy of the period over which UBS AG is exposed to credit risk, with 12 months also used as a look-back period for assessing SICR, always from the respective reporting date.

Significant increase in credit risk

Financial instruments subject to ECL are monitored on an ongoing basis. To determine whether the recognition of a maximum 12-month ECL continues to be appropriate, an assessment is made as to whether an SICR has occurred since initial recognition of the financial instrument, applying both quantitative and qualitative factors.

Primarily, UBS AG assesses changes in an instrument’s risk of default on a quantitative basis by comparing the annualized forward-looking and scenario-weighted lifetime PD of an instrument determined at two different dates:

–   at the reporting date; and

–   at inception of the instrument.

If, based on UBS AG’s quantitative modeling, an increase exceeds a set threshold, an SICR is deemed to have occurred and the instrument is transferred to stage 2 with lifetime ECL recognized.

The threshold applied varies depending on the original credit quality of the borrower, with a higher SICR threshold set for those instruments with a low PD at inception. The SICR assessment based on PD changes is made at an individual financial asset level. A high-level overview of the SICR trigger, which is a multiple of the annualized remaining lifetime PIT PD expressed in rating downgrades, is provided in the “SICR thresholds” table below. The actual SICR thresholds applied are defined on a more granular level by interpolating between the values shown in the table below.

SICR thresholds

Internal rating at origination of the instrument	Rating downgrades / SICR trigger
0–3	3
4–8	2
9–13	1

›   Refer to the “Risk management and control” section of this report for more details about UBS AG’s internal grading system

Irrespective of the SICR assessment based on default probabilities, credit risk is generally deemed to have significantly increased for an instrument if the contractual payments are more than 30 days past due. For certain less material portfolios, specifically the Swiss credit card portfolio, the 30-day past due criterion is used as the primary indicator of an SICR. Where instruments are transferred to stage 2 due to the 30-day past due criterion, a minimum period of six months is applied before a transfer back to stage 1 can be triggered. For instruments in Personal & Corporate Banking and Global Wealth Management Region Switzerland that are between 90 and 180 days past due but have not been reclassified to stage 3, a one-year period is applied before a transfer back to stage 1 can be triggered.

Additionally, based on individual counterparty-specific indicators, external market indicators of credit risk or general economic conditions, counterparties may be moved to a watch list, which is used as a secondary qualitative indicator for an SICR. Exception management is further applied, allowing for individual and collective adjustments on exposures sharing the same credit risk characteristics to take account of specific situations that are not otherwise fully reflected.

In general, the overall SICR determination process does not apply to Lombard loans, securities financing transactions and certain other asset-based lending transactions, because of the risk management practices adopted, including daily monitoring processes with strict margining. If margin calls are not satisfied, a position is closed out and classified as a stage 3 position. In exceptional cases, an individual adjustment and a transfer into stage 2 may be made to take account of specific facts.

Consolidated financial statements | UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Credit risk officers are responsible for the identification of an SICR, which for accounting purposes is in some respects different from internal credit risk management processes. This difference mainly arises because ECL accounting requirements are instrument-specific, such that a borrower can have multiple exposures allocated to different stages, and maturing loans in stage 2 will migrate to stage 1 upon renewal irrespective of the actual credit risk at that time. Under a risk-based approach, a holistic counterparty credit assessment and the absolute level of risk at any given date will determine what risk-mitigating actions may be warranted.

›   Refer to the “Risk management and control” section of this report for more information

Critical accounting estimates and judgments

The calculation of ECL requires management to apply significant judgment and make estimates and assumptions that can result in significant changes to the timing and amount of ECL recognized.

Determination of a significant increase in credit risk

IFRS 9 does not include a definition of what constitutes an SICR, with UBS AG’s assessment considering qualitative and quantitative criteria. An IFRS 9 Operating Committee has been established to review and challenge the SICR results.

Scenarios, scenario weights and macroeconomic variables

ECL reflect an unbiased and probability-weighted amount, which UBS AG determines by evaluating a range of possible outcomes. Management selects forward-looking scenarios which include relevant macroeconomic variables and management’s assumptions around future economic conditions. An IFRS 9 Scenario Committee, in addition to the Operating Committee, is in place to derive, review and challenge the scenario selection and weights as well as to determine whether any additional post-model adjustments are required that may significantly affect ECL.

ECL measurement period

Lifetime ECL are generally determined based upon the contractual maturity of the transaction, which significantly affects ECL. For credit card limits and Swiss callable master credit facilities, judgment is required, as UBS AG must determine the period over which it is exposed to credit risk. A seven-year period is applied for credit card limits, capped at 12 months for stage 1 positions, and a 12-month period applied for master credit facilities.

Modeling and post-model adjustments

A number of complex models have been developed or modified to calculate ECL, with additional post-model adjustments required which may significantly affect ECL. The models are governed by UBS AG’s model validation controls and approved by the Group Model Governance Board (the GMGB). The post-model adjustments are approved by the IFRS 9 Operating Committee and endorsed by the GMGB.

UBS AG provides a sensitivity analysis covering key macroeconomic variables, scenario weights and SICR trigger points on ECL measurement within Note 20f.

›   Refer to Note 20 for more information

h. Restructured and modified financial assets

When payment default is expected or where default has already occurred, UBS AG may grant concessions to borrowers in financial difficulties that it would not consider in the normal course of its business, such as preferential interest rates, extension of maturity, modifying the schedule of repayments, debt / equity swap, subordination, etc. When a concession or forbearance measure is granted, each case is considered individually and the exposure is generally classified as being in default. Forbearance classification will remain until the loan is collected or written off, non-preferential conditions superseding preferential conditions are granted or until the counterparty has recovered and the preferential conditions no longer exceed UBS AG’s risk tolerance.

Modifications result in an alteration of future contractual cash flows and can occur within UBS AG’s normal risk tolerance or as part of a credit restructuring where a counterparty is in financial difficulties.

A restructuring or modification of a financial asset could lead to a substantial change in the terms and conditions, resulting in the original financial asset being derecognized and a new financial asset being recognized. Where the modification does not result in a derecognition, any difference between the modified contractual cash flows discounted at the original EIR and the existing gross carrying amount of the given financial asset is recognized in the income statement as a modification gain or loss.

i. Offsetting

UBS AG nets financial assets and liabilities on its balance sheet if (i) it has the unconditional and legally enforceable right to set off the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG and its counterparties, and (ii) it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Netted positions include, for example, certain derivatives and repurchase and reverse repurchase transactions with various counterparties, exchanges and clearing houses.

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

›   Refer to Note 22  for more information

Note 1  Summary of significant accounting policies (continued)

j. Hedge accounting

UBS AG applies hedge accounting requirements of IFRS 9, unless stated otherwise below, where the criteria for documentation and hedge effectiveness are met. If a hedge relationship no longer meets the criteria for hedge accounting, hedge accounting is discontinued. Voluntary discontinuation of hedge accounting is permitted under IAS 39 but not under IFRS 9.

Fair value hedges of interest rate risk related to debt instruments

The fair value change of the hedged item attributable to a hedged risk is reflected as an adjustment to the carrying amount of the hedged item, and recognized in the income statement along with the change in the fair value of the hedging instrument.

Fair value hedges of portfolio interest rate risk related to loans designated under IAS 39

The fair value change of the hedged item attributable to a hedged risk is reflected within Other financial assets measured at amortized cost or Other financial liabilities measured at amortized cost and recognized in the income statement along with the change in the fair value of the hedging instrument.

Fair value hedges of foreign exchange risk related to debt instruments

The fair value change of the hedged item attributable to a hedged risk is reflected in the measurement of the hedged item and recognized in the income statement along with the change in the fair value of the hedging instrument. The foreign currency basis spread of cross-currency swaps designated as hedging derivatives is excluded from the designation and accounted for as a cost of hedging with amounts deferred in Other comprehensive income within Equity. These amounts are released to the income statement over the term of the hedged item.

Discontinuation of fair value hedges

Discontinuations for reasons other than derecognition of the hedged item result in an adjustment to the carrying amount, which is amortized to the income statement over the remaining life of the hedged item using the effective interest method. If the hedged item is derecognized, the unamortized fair value adjustment or deferred cost of hedging amount is recognized immediately in the income statement as part of any derecognition gain or loss.

Cash flow hedges of forecast transactions

Fair value gains or losses associated with the effective portion of derivatives designated as cash flow hedges for cash flow repricing risk are recognized initially in Other comprehensive income within Equity  and reclassified to the income statement in the periods when the hedged forecast cash flows affect profit or loss, including discontinued hedges for which forecast cash flows are expected to occur. If the forecast transactions are no longer expected to occur, the deferred gains or losses are immediately reclassified to the income statement.

Hedges of net investments in foreign operations

Gains or losses on the hedging instrument relating to the effective portion of a hedge are recognized directly in Other comprehensive income within Equity, while any gains or losses relating to the ineffective and / or undesignated portion (for example, the interest element of a forward contract) are recognized in the income statement. Upon disposal or partial disposal of the foreign operation, the cumulative value of any such gains or losses recognized in Equity  associated with the entity is reclassified to Other income.

Interest Rate Benchmark Reform

UBS AG can continue hedge accounting during the period of uncertainty before existing interest rate benchmarks are replaced with alternative risk-free interest rates. During this period, UBS AG can assume that the current benchmark rates will continue to exist, such that forecast transactions are considered highly probable and hedge relationships remain, with little or no consequential impact on the financial statements. Upon replacement of existing interest rate benchmarks by alternative risk-free interest rates expected in 2021 and beyond, UBS AG will apply the requirements of Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform – Phase 2).

›   Refer to Note 1b  and Note 1c for more information

3) Fee and commission income and expenses

UBS AG earns fee income from the diverse range of services it provides to its clients. Fee income can be divided into two broad categories: fees earned from services that are provided over a certain period of time, such as management of clients’ assets, custody services and certain advisory services; and fees earned from point-in-time services, such as underwriting fees, deal-contingent merger and acquisitions (M&A) fees and brokerage fees (e.g., securities and derivatives execution and clearing). UBS AG recognizes fees earned on transaction-based arrangements when it has fully provided the service to the customer. Where the contract requires services to be provided over time, income is recognized on a systematic basis over the life of the agreement.

Consideration received is allocated to the separately identifiable performance obligations in a contract. Owing to the nature of UBS AG’s business, contracts that include multiple performance obligations are typically those that are considered to include a series of similar performance obligations fulfilled over time with the same pattern of transfer to the client, e.g., management of client assets and custodial services. As a consequence, UBS AG is not required to apply significant judgment in allocating the consideration received across the various performance obligations.

Consolidated financial statements | UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Point-in-time services are generally for a fixed price or dependent on deal size, e.g., a fixed number of basis points of trade size, where the amount of revenue is known when the performance obligation is met.

Fixed period-in-time fees are recognized on a straight-line basis over the performance period. Custodial and asset management fees can be variable through reference to the size of the customer portfolio and are generally billed on a monthly or quarterly basis once the customer’s portfolio size is known or known with near certainty. This is generally prior to UBS AG’s reporting dates and such fees are also recognized ratably over the performance period.

UBS AG does not recognize performance fees related to management of clients’ assets or fees related to contingencies beyond UBS AG’s control until such uncertainties are resolved.

UBS AG’s fees are generally earned from short-term contracts, with the majority either collected immediately or via regular monthly or quarterly amounts deducted directly from clients’ accounts. As a result, UBS AG’s contracts do not include a financing component or result in the recognition of significant receivables or prepayment assets. Furthermore, due to the short-term nature of such contracts, UBS AG has not capitalized any material costs to obtain or fulfill a contract or generated any significant contract assets or liabilities.

UBS AG acts as principal in the majority of contracts with customers, with the exception of derivatives execution and clearing services, resulting in fee and commission income and expense being presented gross on the face of the income statement. For derivatives execution and clearing services, UBS AG only records its specific fees in the income statement, with fees payable to other parties not recognized as an expense but instead directly offset against the associated income collected from the given client.

UBS AG presents expenses primarily in line with their nature in the income statement, differentiating between expenses that are directly attributable to the satisfaction of specific performance obligations associated with the generation of revenues, which are presented within Total operating income as Fee and commission expense, and those that are related to personnel, general and administrative expenses, which are presented within Total operating expenses.

›   Refer to Note 4 for more information, including the disaggregation of revenues

4) Cash and cash equivalents

For the purpose of the statement of cash flows, cash and cash equivalents comprise balances with an original maturity of three months or less, including cash, money market paper and balances at central and other banks.

5) Share-based and other deferred compensation plans

UBS AG recognizes expenses for deferred compensation awards over the period that the employee is required to provide service to become entitled to the award. Where the service period is shortened, for example in the case of employees affected by restructuring programs or mutually agreed termination provisions, recognition of expense is accelerated to the termination date. Where no future service is required, such as for employees who are eligible for retirement or who have met certain age and length-of-service criteria, the services are presumed to have been received and compensation expense is recognized over the performance year or, in the case of off-cycle awards, immediately on the grant date.

Share-based compensation plans

UBS Group AG is the grantor of and maintains the obligation to settle share-based compensation plans that are awarded to employees of UBS AG. As a consequence, UBS AG classifies the awards of UBS Group AG shares as equity-settled share-based payment transactions. UBS AG recognizes the fair value of awards granted to its employees by reference to the fair value of UBS Group AG’s equity instruments on the date of grant, taking into account the terms and conditions inherent in the award, including, where relevant, dividend rights, transfer restrictions in effect beyond the vesting date, market conditions, and non-vesting condition. For equity-settled awards, the fair value is not remeasured unless the terms of the award are modified such that there is an incremental increase in value. No adjustments are made for modifications that result in a decrease in value. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or, for vested awards, immediately. Expenses are recognized, on a per-tranche basis, over the service period based on an estimate of the number of instruments expected to vest and are adjusted to reflect the actual outcomes of service or performance conditions.

For equity-settled awards, forfeiture events resulting from a breach of a non-vesting condition (i.e., one that does not relate to a service or performance condition) do not result in any adjustment to the share-based compensation expense.

For cash-settled share-based awards, fair value is remeasured at each reporting date, so that the cumulative expense recognized equals the cash distributed.

Other deferred compensation plans

Compensation expense for other deferred compensation plans is recognized on a per-tranche or straight-line basis, depending on the nature of the plan. The amount recognized is measured based on the present value of the amount expected to be paid under the plan and is remeasured at each reporting date, so that the cumulative expense recognized equals the cash or the fair value of respective financial instruments distributed.

›   Refer to Note 27  for more information

6) Post-employment benefit plans

UBS AG sponsors various post-employment benefit plans for its employees worldwide, which include defined benefit and defined contribution pension plans, and other post-employment benefits, such as medical and life insurance benefits that are payable after the completion of employment.

›   Refer to Note 26  for more information

Note 1  Summary of significant accounting policies (continued)

Defined benefit plans

Defined benefit plans specify an amount of benefit that an employee will receive, which usually depends on one or more factors, such as age, years of service and compensation. The defined benefit liability recognized in the balance sheet is the present value of the defined benefit obligation less the fair value of the plan’s assets at the balance sheet date, with changes resulting from remeasurements recorded immediately in Other comprehensive income. If the fair value of the plan’s assets is higher than the present value of the defined benefit obligation, the recognition of the resulting net asset is limited to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan. UBS AG applies the projected unit credit method to determine the present value of its defined benefit obligations, the related current service cost and, where applicable, the past service cost. These amounts, which take into account the specific features of each plan, including risk sharing between employee and employer, are calculated periodically by independent qualified actuaries.

Critical accounting estimates and judgments

The net defined benefit liability or asset at the balance sheet date and the related personnel expense depend on the expected future benefits to be provided, determined using a number of economic and demographic assumptions. A range of assumptions could be applied, and different assumptions could significantly alter the defined benefit liability or asset and pension expense recognized. The most significant assumptions include life expectancy, the discount rate, expected salary increases, pension increases, and interest credits on retirement savings account balances. Sensitivity analysis for reasonable possible movements in each significant assumption for UBS AG‘s post-employment obligations is provided within Note 26.

›   Refer to Note 26 for more information

Defined contribution plans

A defined contribution plan pays fixed contributions into a separate entity from which post-employment and other benefits are paid. UBS AG has no legal or constructive obligation to pay further amounts if the plan does not hold sufficient assets to pay employees the benefits relating to employee service in the current and prior periods. Compensation expense is recognized when the employees have rendered services in exchange for contributions. This is generally in the year of contribution. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

7) Income taxes

UBS AG is subject to the income tax laws of Switzerland and those of the non-Swiss jurisdictions in which UBS AG has business operations.

UBS AG’s provision for income taxes is composed of current and deferred taxes. Current income taxes represent taxes to be paid or refunded for the current period or previous periods.

Deferred taxes are recognized for temporary differences between the carrying amounts and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods and are measured using the applicable tax rates and laws that have been enacted or substantively enacted by the end of the reporting period and that will be in effect when such differences are expected to reverse.

Deferred tax assets arise from a variety of sources, the most significant being: (i) tax losses that can be carried forward to be used against profits in future years; and (ii) temporary differences that will result in deductions against profits in future years. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which these differences can be used. When an entity or tax group has a history of recent losses, deferred tax assets are only recognized to the extent there are sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized.

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

Current and deferred taxes are recognized as income tax benefit or expense in the income statement, except for current and deferred taxes recognized in relation to: (i) the acquisition of a subsidiary (for which such amounts would affect the amount of goodwill arising from the acquisition); (ii) gains and losses on the sale of treasury shares (for which the tax effects are recognized directly in Equity); (iii) unrealized gains or losses on financial instruments that are classified at FVOCI; (iv) changes in fair value of derivative instruments designated as cash flow hedges; (v) remeasurements of defined benefit plans; or (vi) certain foreign currency translations of foreign operations. Amounts relating to points (iii) through (vi) are recognized in Other comprehensive income within Equity.

UBS AG reflects the potential effect of uncertain tax positions for which acceptance by the relevant tax authority is not considered probable by adjusting current or deferred taxes, as applicable, using either the most likely amount or expected value methods, depending on which method is deemed a better predictor of the basis on which and extent to which the uncertainty will be resolved.

Consolidated financial statements | UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Critical accounting estimates and judgments

Tax laws are complex, and judgment and interpretations about the application of such laws are required when accounting for income taxes. UBS AG considers the performance of its businesses and the accuracy of historical forecasts and other factors in evaluating the recoverability of its deferred tax assets, including the remaining tax loss carry-forward period, and its assessment of expected future taxable profits in the forecast period used for recognizing deferred tax assets. Estimating future profitability and business plan forecasts is inherently subjective and is particularly sensitive to future economic, market and other conditions.

Forecasts are reviewed annually, but adjustments may be made at other times, if required. If recent losses have been incurred, convincing evidence is required to prove there is sufficient future profitability given the value of UBS AG’s deferred tax assets may be affected, with effects primarily recognized through the income statement.

In addition, judgment is required to assess the expected value of uncertain tax positions and the related probabilities, including interpretation of tax laws, the resolution of any income tax-related appeals and litigation.

›   Refer to Note 8 for more information

8) Investments in associates

Interests in entities where UBS AG has significant influence over the financial and operating policies of the entity but does not have control are classified as investments in associates and accounted for under the equity method of accounting. Typically, UBS AG has significant influence when it holds or has the ability to hold between 20% and 50% of a company’s voting rights. Investments in associates are initially recognized at cost, and the carrying amount is increased or decreased after the date of acquisition to recognize UBS AG’s share of the investee’s comprehensive income and any impairment losses.

The net investment in an associate is impaired if there is objective evidence of a loss event and the carrying amount of the investment in the associate exceeds its recoverable amount.

›   Refer to Note 28 for more information

9) Property, equipment and software

Property, equipment and software includes own-used properties, leasehold improvements, information technology hardware, externally purchased and internally generated software, as well as communications and other similar equipment. Property, equipment and software is measured at cost less accumulated depreciation and impairment losses and is reviewed at each reporting date for indication for impairment. Software development costs are capitalized only when the costs can be measured reliably and it is probable that future economic benefits will arise. Depreciation of property, equipment and software begins when they are available for use (i.e., when they are in the location and condition necessary for them to be capable of operating in the manner intended by management).
Depreciation is calculated on a straight-line basis over an asset‘s estimated useful life. The estimated useful economic lives of UBS AG‘s property, equipment and software are:

–   properties, excluding land: ≤ 67 years

–   IT hardware and communications equipment: ≤ 7 years

–   other machines and equipment: ≤ 10 years

–   software: ≤ 10 years

–   leased properties and leasehold improvements: the shorter of the lease term or the economic life of asset (typically ≤ 20 years).

Property, equipment and software are generally tested for impairment at the appropriate cash-generating unit (CGU) level, alongside goodwill and intangible assets as described in item 10 in this Note. An impairment charge is, however, only recognized for such assets if both the asset’s fair value less costs of disposal and value in use (if determinable) are below its carrying amount. The fair values of such assets, other than property that has a market price, are generally determined using a replacement cost approach that reflects the amount that would be currently required by a market participant to replace the service capacity of the asset. If such assets are no longer used, they are tested individually for impairment.

›   Refer to Note 12 for more information

10) Goodwill and intangible assets

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and recognized. Goodwill is not amortized, but is assessed for impairment at the end of each reporting period, or when indicators of impairment exist. UBS AG tests goodwill for impairment annually, irrespective of whether there is any indication of impairment.

The impairment test is performed for each CGU to which goodwill is allocated by comparing the recoverable amount, based on its value in use, to the carrying amount of the respective CGU. An impairment charge is recognized in the income statement if the carrying amount exceeds the recoverable amount.

Intangible assets include separately identifiable intangible items arising from business combinations and certain purchased trademarks and similar items. Intangible assets are recognized at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Intangible assets with a finite useful life are amortized using the straight-line method over their estimated useful life, generally not exceeding 20 years. In rare cases, intangible assets can have an indefinite useful life, in which case they are not amortized. At each reporting date, intangible assets are reviewed for indications of impairment. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

Note 1  Summary of significant accounting policies (continued)

Critical accounting estimates and judgments

UBS AG‘s methodology for goodwill impairment testing is based on a model that is most sensitive to the following key assumptions: (i) forecasts of earnings available to shareholders in years one to three; (ii) changes in the discount rates; and (iii) changes in the long-term growth rate.

Earnings available to shareholders are estimated on the basis of forecast results, which are part of the business plan approved by the BoD. The discount rates and growth rates are determined using external information, as well as considering inputs from both internal and external analysts and the view of management.

The key assumptions used to determine the recoverable amounts of each cash-generating unit are tested for sensitivity by applying reasonably possible changes to those assumptions.

›   Refer to Notes 2 and 13 for more information

11) Provisions and contingent liabilities

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

The majority of UBS AG’s provisions relate to litigation, regulatory and similar matters, restructuring, and employee benefits. Restructuring provisions are generally recognized as a consequence of management agreeing to materially change the scope of the business or the manner in which it is conducted, including changes in management structure. Provisions for employee benefits relate mainly to service anniversaries and sabbatical leave, and are recognized in accordance with measurement principles set out in item 6 in this Note. In addition, UBS AG presents expected credit loss allowances within Provisions  if they relate to a loan commitment, financial guarantee contract or a revolving revocable credit line.

IAS 37 provisions are measured considering the best estimate of the consideration required to settle the present obligation at the balance sheet date.

When conditions required to recognize a provision are not met, a contingent liability is disclosed, unless the likelihood of an outflow of resources is remote. Contingent liabilities are also disclosed for possible obligations that arise from past events the existence of which will be confirmed only by uncertain future events not wholly within the control of UBS AG.

Critical accounting estimates and judgments

Recognition of provisions often involves significant judgment in assessing the existence of an obligation that results from past events and in estimating the probability, timing and amount of any outflows of resources. This is particularly the case for litigation, regulatory and similar matters, which, due to their nature, are subject to many uncertainties, making their outcome difficult to predict.

The amount of any provision recognized is sensitive to the assumptions used and there could be a wide range of possible outcomes for any particular matter.

Management regularly reviews all the available information regarding such matters, including legal advice, to assess whether the recognition criteria for provisions have been satisfied and to determine the timing and amount of any potential outflows.

›   Refer to Note 18  for more information

12) Foreign currency translation

Transactions denominated in a foreign currency are translated into the functional currency of the reporting entity at the spot exchange rate on the date of the transaction. At the balance sheet date, all monetary assets, including those at FVOCI, and monetary liabilities denominated in foreign currency are translated into the functional currency using the closing exchange rate. Translation differences are reported in Other net income from financial instruments measured at fair value through profit or loss.

Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction.

Upon consolidation, assets and liabilities of foreign operations are translated into US dollars, UBS AG’s presentation currency, at the closing exchange rate on the balance sheet date, and income and expense items and other comprehensive income are translated at the average rate for the period. The resulting foreign currency translation differences are recognized in Equity  and reclassified to the income statement when UBS AG disposes of, partially or in its entirety, the foreign operation and UBS AG no longer controls the foreign operation.

Share capital issued, share premium and treasury shares held are translated at the historic average rate, with the difference between the historic average rate and the spot rate realized upon repayment of share capital or disposal of treasury shares reported as Share premium. Cumulative amounts recognized in OCI in respect of cash flow hedges and financial assets measured at FVOCI are translated at the closing exchange rate as of the balance sheet dates, with any translation effects adjusted through Retained earnings.

›   Refer to Note 33 for more information

Consolidated financial statements | UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

13) Non-controlling interests

Non-controlling interests

If UBS AG has an obligation to purchase a non-controlling interest subject to option or forward arrangements, the amounts allocated to non-controlling interests are reduced and a liability equivalent to the exercise price of the option or forward is recognized, with any difference between these two amounts recorded in Share premium.

Net cash settlement contracts

Contracts involving UBS Group AG shares that require net cash settlement, or provide the counterparty or UBS AG with a settlement option that includes a choice of settling net in cash, are classified as derivatives held for trading.

14) Leasing

UBS AG predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices, retail branches and sales offices, with a small number of IT hardware leases. UBS AG identifies non-lease components of a contract and accounts for them separately from lease components.

When UBS AG is a lessee in a lease arrangement, UBS AG recognizes a lease liability and corresponding right-of-use (RoU) asset at the commencement of the lease term when UBS AG acquires control of the physical use of the asset. Lease liabilities are presented within Other financial liabilities measured at amortized cost and RoU assets within Property, equipment and software. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using UBS AG’s unsecured borrowing rate, given that the rate implicit in a lease is generally not observable. Interest expense on the lease liability is presented within Interest expense from financial instruments measured at amortized cost. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset and / or lease incentives received. The RoU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset, with the depreciation presented within Depreciation and impairment of property, equipment and software.

Lease payments generally include fixed and variable payments that depend on an index (such as an inflation index). When a lease contains an extension or termination option that UBS AG considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. UBS AG does not typically enter into leases with purchase options or residual value guarantees.

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

Lease receivables are subject to impairment requirements as set out in item 2g in this Note. ECL on lease receivables are determined following the general impairment model within IFRS 9, Financial Instruments, without utilizing the simplified approach of always measuring impairment at the amount of lifetime ECL.

Comparative policy | Policy applicable prior to 1 January 2019

Operating lease rentals payable were recognized as an expense on a straight-line basis over the lease term, which commenced with control of the physical use of the property. Lease incentives were treated as a reduction of rental expense and were recognized on a consistent basis over the lease term. Operating lease expenses of USD 533 million were presented within General and administrative expenses in 2018. As at the date of adoption of IFRS 16, UBS AG had USD 24 million of finance leases and accounted for them consistently with the policy applied from 1 January 2019 above. The adoption of IFRS 16 had no impact on retained earnings.

›   Refer to Note 12 and 30  for more information

Note 1  Summary of significant accounting policies (continued)

b) Changes in accounting policies, comparability and other adjustments

New or amended accounting standards

Adoption of hedge accounting requirements of IFRS 9, Financial Instruments

Effective from 1 January 2020, UBS AG has prospectively adopted the hedge accounting requirements of IFRS 9, Financial Instruments, for all of its existing hedge accounting programs, except for fair value hedges of portfolio interest rate risk, which, as permitted under IFRS 9, continue to be accounted for under IAS 39, Financial Instruments: Recognition and Measurement.

The adoption of these requirements has not changed any of the hedge designations disclosed in the Annual Report 2019 with only minor amendments to hedge documentation and hedge effectiveness testing methodologies required to make them compliant with IFRS 9. The adoption had no financial effect on UBS AG’s financial statements. However, starting on 1 January 2020, UBS AG began to designate cross-currency swaps as Fair value hedges of foreign exchange risk related to debt instruments and utilized the cost of hedging approach introduced by IFRS 9.

›   Refer to Note 1a item 2j for more information about UBS AG’s hedge accounting policies under IFRS 9 and Note 25 for more information about Fair value hedges of foreign exchange risk related to debt instruments

Other changes to financial reporting

Modification of deferred compensation awards

During 2020, UBS AG modified the terms of certain outstanding deferred compensation awards granted for performance years 2015 through 2019 by removing the requirement to provide future service for qualifying employees. These awards remain subject to forfeiture if certain non-vesting conditions are not satisfied. As a result, UBS AG recognized an expense of USD 342 million in the third quarter of 2020, of which USD 303 million was recorded within Variable compensation – performance awards, USD 23 million within Social security and USD 16 million within Other personnel expenses, with a corresponding increase of USD 342 million in liabilities. The full year effect was an expense of approximately USD 270 million, of which USD 240 million is disclosed within Variable compensation – performance awards, USD 20 million within Social security and USD 10 million within Other personnel expenses, with an increase of approximately USD 270 million in liabilities.

Outstanding deferred compensation awards granted to Group Executive Board members, those granted under the Long-Term Incentive Plan, as well as those granted to financial advisors in the US, were not affected by these changes.

Restatement of compensation-related liabilities

During 2020, UBS AG restated its balance sheet and statement of changes in equity as of 1 January 2018 to correct a USD 43 million liability understatement in connection with a legacy Global Wealth Management deferred compensation plan, with the effects presented in the table below. The restatement resulted from a correction of an actuarial calculation associated with compensation-related liabilities. The effects of the understatement were not material to prior-year financial statements; however, such effects would have been material to the quarterly reporting period in which the understatement was identified and therefore prior years were restated. The restatement had no effect on Net profit / (loss) for the current period or for any comparative periods.

	31.12.19			31.12.18			1.1.18
USD million	As reported	Effect	Restated	As reported	Effect	Restated	As reported	Effect	Restated

Balance sheet assets
Deferred tax assets	9,513	11	9,524	10,066	11	10,077	10,121	11	10,132
Total assets	971,916	11	971,927	958,055	11	958,066	939,528	11	939,539

Balance sheet liabilities
Other non-financial liabilities	6,168	43	6,211	6,275	43	6,318	6,499	43	6,542
of which: Compensation-related liabilities	4,296	43	4,339	4,645	43	4,688	5,036	43	5,079
of which: financial advisor compensation plans	1,459	43	1,502	1,454	43	1,497	Not disclosed
Total liabilities	917,988	43	918,031	905,624	43	905,667	888,100	43	888,143

Equity
Retained earnings	23,451	(32)	23,419	23,317	(32)	23,285	21,646	(32)	21,614
Equity attributable to shareholders	53,754	(32)	53,722	52,256	(32)	52,224	51,370	(32)	51,338
Total equity	53,928	(32)	53,896	52,432	(32)	52,400	51,429	(32)	51,397
Total liabilities and equity	971,916	11	971,927	958,055	11	958,066	939,528	11	939,539

Consolidated financial statements | UBS AG consolidated financial statements

Note 1  Summary of significant accounting policies (continued)

Segment reporting

Effective from 1 January 2020, UBS AG no longer discloses a detailed cost breakdown by financial statement line item within its segment reporting disclosures provided in Note 2. The modified approach of presenting operating expenses for each division aligns the reporting with the way that UBS AG manages its cost base. This change has no effect on the income statement, or on the net profit of any business division.

Presentation of interest income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2020, UBS AG presents interest income and interest expense from financial instruments measured at fair value through profit or loss on a net basis, in line with how UBS AG assesses and reports interest and in accordance with IFRS. This presentation change has no effect on Net interest income or on Net profit / (loss) attributable to shareholders. Prior periods have been aligned with this change in presentation. Further information about net interest income from financial instruments measured at fair value through profit or loss is provided in Note 3.

c) International Financial Reporting Standards and Interpretations to be adopted in 2021 and later and other changes

Amendments to IAS 39, IFRS 9 and IFRS 7 (Interest Rate Benchmark Reform – Phase 2)

In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 addressing a number of issues in financial reporting areas that arise when IBOR rates are reformed or replaced.

The amendments provide a practical expedient which permits certain changes in the contractual cash flows of debt instruments attributable to the replacement of IBOR rates with alternative risk-free interest rates (RFRs) to be accounted for prospectively by updating the instrument’s EIR.

In terms of hedge accounting, the amendments provide relief from discontinuing hedge relationships because of changes resulting from the replacement of IBOR rates and temporary relief from having to ensure that the designated RFR risk component is separately identifiable. Additionally, the amendments do not require remeasurement or immediate release to the income statement of the accumulated amounts resulting from IBOR hedges upon the change to RFRs.

Furthermore, the amendments introduce additional disclosure requirements covering any new risks arising from the reforms and how the transition to alternative benchmark rates is managed.

UBS AG will adopt these amendments on 1 January 2021 and does not expect a material effect on its financial statements.

›   Refer to Note 25 for more information

IFRS 17, Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts, which sets out the accounting requirements for contractual rights and obligations that arise from insurance contracts issued and reinsurance contracts held. IFRS 17 is effective from 1 January 2023. UBS AG is assessing the standard, but does not expect it to have a material effect on its financial statements.

Amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements and amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors to help improve accounting policy disclosures and distinguish changes in accounting estimates from changes in accounting policies. These amendments are effective from 1 January 2023, with early application permitted. UBS AG is currently assessing the effect on its financial statements.

Annual Improvements to IFRS Standards 2018–2020 Cycle and narrow-scope amendments to IFRS 3, Business Combinations, and IAS 37, Provisions, Contingent Liabilities and Contingent Assets

In May 2020, the IASB issued several narrow-scope amendments to a number of standards as well as Annual Improvements to IFRS Standards 2018–2020 Cycle. These minor amendments are effective from 1 January 2022. UBS AG is currently assessing the effect on its financial statements.

Note 2a  Segment reporting

UBS AG’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions, the four business divisions reflect the management structure of UBS AG:

–   Global Wealth Management provides investment advice and solutions, as well as lending solutions, to private clients, in particular in the ultra high net worth and high net worth segments. The business is managed globally across the regions.

–   Personal & Corporate Banking provides comprehensive financial products and services to private, corporate and institutional clients, operating across all banking markets in Switzerland.

–   Asset Management is a large-scale and diversified global asset manager. It offers investment capabilities and styles across all major traditional and alternative asset classes, as well as advisory support to institutions, wholesale intermediaries and wealth management clients globally.

–   The Investment Bank provides a range of services to institutional, corporate and wealth management clients globally, to help them raise capital, grow their businesses, invest and manage risks. Offerings include advisory services, capital markets, cash and derivatives trading across equities and fixed income and financing.

–   Group Functions – formerly named Corporate Center, is made up of the following major areas: Group Services (which consists of Technology, Corporate Services, Human Resources, Operations, Finance, Legal, Risk Control, Research and Analytics, Compliance, Regulatory & Governance, Communications & Branding and UBS in Society), Group Treasury and Non-core and Legacy Portfolio.

Financial information about the four business divisions and Group Functions is presented separately in internal management reports.

UBS AG’s internal accounting policies, which include management accounting policies and service level agreements, determine the revenues and expenses directly attributable to each reportable segment. Transactions between the reportable segments are carried out at internally agreed rates and are reflected in the operating results of the reportable segments. Revenue-sharing agreements are used to allocate external client revenues to reportable segments where several reportable segments are involved in the value creation chain. Total intersegment revenues for UBS AG are immaterial, as the majority of the revenues are allocated across the segments by means of revenue-sharing agreements. Interest income earned from managing UBS AG’s consolidated equity is allocated to the reportable segments based on average attributed equity and currency composition. Assets and liabilities of the reportable segments are funded through and invested with Group Functions, and the net interest margin is reflected in the results of each reportable segment.

Segment assets are based on a third-party view and do not include intercompany balances. This view is in line with internal reporting to the GEB. If one operating segment is involved in an external transaction together with another operating segment or Group Functions, additional criteria are considered to determine the segment that will report the associated assets. This will include a consideration of which segment’s business needs are being addressed by the transaction and which segment is providing the funding and / or resources. Allocation of liabilities follows the same principles.

Non-current assets disclosed for segment reporting purposes represent assets that are expected to be recovered more than 12 months after the reporting date, excluding financial instruments, deferred tax assets and post-employment benefits.

Effective from 1 January 2020, UBS AG only reports total operating expenses for each business division and no longer discloses a detailed cost breakdown by financial statement line item. This change streamlines reporting, ensures alignment with how UBS AG manages its cost base and has no effect on the income statement, or on the net profit of any business division.

Consolidated financial statements | UBS AG consolidated financial statements

Note 2a  Segment reporting (continued)

Segment reporting
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the year ended 31 December 2020
Net interest income	4,027	2,049	(17)	284	(555)	5,788
Non-interest income[1]	13,107	1,859	2,993	9,224	504	27,686
Income	17,134	3,908	2,975	9,508	(52)	33,474
Credit loss (expense) / release	(88)	(257)	(2)	(305)	(42)	(695)
Total operating income	17,046	3,651	2,974	9,203	(94)	32,780
Total operating expenses	13,080	2,390	1,520	6,762	1,329	25,081
Operating profit / (loss) before tax	3,965	1,261	1,454	2,441	(1,423)	7,699
Tax expense / (benefit)						1,488
Net profit / (loss)						6,211
Additional information
Total assets	367,714	231,710	28,266	369,778	127,858	1,125,327
Additions to non-current assets	5	12	385	150	1,971	2,524

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the year ended 31 December 2019
Net interest income	3,947	1,993	(25)	(669)	(831)	4,415
Non-interest income	12,426	1,745	1,962	7,967	869	24,970
Income	16,373	3,737	1,938	7,298	38	29,385
Credit loss (expense) / release	(20)	(21)	0	(30)	(7)	(78)
Total operating income	16,353	3,717	1,938	7,268	31	29,307
Total operating expenses	13,018	2,274	1,407	6,515	925	24,138
Operating profit / (loss) before tax	3,335	1,443	531	753	(893)	5,169
Tax expense / (benefit)						1,198
Net profit / (loss)						3,971
Additional information
Total assets[2]	309,766	209,512	34,565	316,058	102,028	971,927
Additions to non-current assets	68	10	0	1	4,935	5,014

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	UBS AG

For the year ended 31 December 2018
Net interest income	4,101	2,049	(29)	(459)	(690)	4,971
Non-interest income	12,700	2,169	1,881	8,539	499	25,788
Income	16,801	4,218	1,852	8,080	(191)	30,759
Credit loss (expense) / release	(15)	(56)	0	(38)	(8)	(117)
Total operating income	16,786	4,162	1,852	8,042	(199)	30,642
Total operating expenses	13,574	2,363	1,427	6,600	1,220	25,184
Operating profit / (loss) before tax	3,212	1,799	425	1,442	(1,419)	5,458
Tax expense / (benefit)						1,345
Net profit / (loss)						4,113
Additional information
Total assets[2]	313,737	200,767	28,140	302,434	112,988	958,066
Additions to non-current assets	196	23	1	89	1,449	1,757

1 Includes a USD 631 million net gain on the sale of a majority stake in Fondcenter AG, of which USD 571 million was recognized in Asset Management and USD 60 million was recognized in Global Wealth Management. Refer to Note 29 for more information.    2 Information has been restated where applicable. Refer to Note 1b for more information.

Note 2b  Segment reporting by geographic location

The operating regions shown in the table below correspond to the regional management structure of UBS AG. The allocation of operating income to these regions reflects, and is consistent with, the basis on which the business is managed and its performance is evaluated. These allocations involve assumptions and judgments that management considers to be reasonable, and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the given client and trading and portfolio management revenues are attributed to the country where the risk is managed. This revenue attribution is consistent with the mandate of the regional Presidents. Certain revenues, such as those related to Non-core and Legacy Portfolio in Group Functions, are managed at a group level. These revenues are included in the Global  line.

The geographic analysis of non-current assets is based on the location of the entity in which the given assets are recorded.

For the year ended 31 December 2020
	Total operating income		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	13.0	40	9.0	45
of which: USA	11.7	36	8.4	42
Asia Pacific	6.0	18	1.4	7
Europe, Middle East and Africa (excluding Switzerland)	6.5	20	2.7	14
Switzerland	6.9	21	6.9	34
Global	0.5	2	0.0	0
Total	32.8	100	20.0	100

For the year ended 31 December 2019
	Total operating income[1]		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	12.0	41	8.9	46
of which: USA	10.9	37	8.5	44
Asia Pacific	4.7	16	1.3	7
Europe, Middle East and Africa (excluding Switzerland)	5.8	20	2.6	13
Switzerland	6.7	23	6.5	34
Global	0.1	0	0.0	0
Total	29.3	100	19.3	100

For the year ended 31 December 2018
	Total operating income[1]		Total non-current assets
	USD billion	Share %	USD billion	Share %
Americas	12.6	41	7.4	46
of which: USA	11.5	37	7.0	43
Asia Pacific	4.9	16	0.8	5
Europe, Middle East and Africa (excluding Switzerland)	6.2	20	1.8	11
Switzerland	7.1	23	6.2	38
Global	(0.2)	(1)	0.0	0
Total	30.6	100	16.2	100

1 Effective as of 1 January 2020, the Investment Bank was realigned into two new business lines, Global Banking and Global Markets, which affects how the business is managed and therefore the allocation of operating income to the regions. The presentation of prior-year information reflects the new regional management structure of the Investment Bank.

Consolidated financial statements | UBS AG consolidated financial statements

Income statement notes

Note 3  Net interest income and other net income from financial instruments measured at fair value through profit or loss

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Net interest income from financial instruments measured at fair value through profit or loss	1,305	1,015	1,344
Other net income from financial instruments measured at fair value through profit or loss	6,930	6,833	6,953
of which: net gains / (losses) from financial liabilities designated at fair value[1]	1,625	(8,748)	9,382
Total net income from financial instruments measured at fair value through profit or loss	8,235	7,848	8,297

Net interest income
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[2]	6,696	8,026	7,822
Interest income from securities financing transactions[3]	862	2,005	1,567
Interest income from other financial instruments measured at amortized cost	335	364	266
Interest income from debt instruments measured at fair value through other comprehensive income	101	120	142
Interest income from derivative instruments designated as cash flow hedges	822	188	324
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	8,816	10,703	10,121
Interest expense on loans and deposits[4]	2,440	4,541	3,566
Interest expense on securities financing transactions[5]	870	1,152	1,130
Interest expense on debt issued	918	1,491	1,797
Interest expense on lease liabilities	105	118
Total interest expense from financial instruments measured at amortized cost	4,333	7,303	6,494
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	4,483	3,400	3,628
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	847	1,218	1,111
Net interest income from brokerage balances	682	339	575
Net interest income from securities financing transactions at fair value not held for trading[6]	77	116	115
Interest income from other financial instruments at fair value not held for trading	585	914	901
Interest expense on other financial instruments designated at fair value	(886)	(1,571)	(1,357)
Total net interest income from financial instruments measured at fair value through profit or loss	1,305	1,015	1,344
Total net interest income	5,788	4,415	4,971

1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Other net income from financial instruments measured at fair value through profit or loss. 2019 and 2018 included a net loss of USD 1,830 million and a net gain of USD 2,152 million, respectively, driven by financial liabilities related to unit-linked investment contracts, which are designated at fair value through profit or loss. This was offset by a net gain of USD 1,830 million and a net loss of USD 2,134 million in 2019 and 2018, respectively, related to financial assets for unit-linked investment contracts that are mandatorily measured at fair value through profit or loss not held for trading.    2 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    3 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    4 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, customer deposits, and funding from UBS Group AG and its subsidiaries, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    5 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    6 Includes interest expense on securities financing transactions designated at fair value.

Note 4  Net fee and commission income

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Fee and commission income
Underwriting fees	1,104	784	843
of which: equity underwriting fees	657	360	431
of which: debt underwriting fees	446	424	412
M&A and corporate finance fees	736	774	768
Brokerage fees	4,132	3,248	3,521
Investment fund fees	5,289	4,859	4,955
Portfolio management and related services	8,009	7,656	7,756
Other	1,712	1,836	1,789
Total fee and commission income[1]	20,982	19,156	19,632
of which: recurring	13,010	12,545	12,911
of which: transaction-based	7,512	6,449	6,629
of which: performance-based	461	163	93
Fee and commission expense
Brokerage fees paid	274	310	316
Distribution fees paid	589	590	580
Other	911	796	807
Total fee and commission expense	1,775	1,696	1,703
Net fee and commission income	19,207	17,460	17,930
of which: net brokerage fees	3,858	2,938	3,205

1 For the year ended 31 December 2020, reflects third-party fee and commission income of USD 12,475 million for Global Wealth Management, USD 1,427 million for Personal & Corporate Banking, USD 3,129 million for Asset Management, USD 3,901 million for the Investment Bank and USD 50 million for Group Functions (for the year ended 31 December 2019: USD 11,694 million for Global Wealth Management, USD 1,307 million for Personal & Corporate Banking, USD 2,659 million for Asset Management, USD 3,397 million for the Investment Bank and USD 98 million for Group Functions; for the year ended 31 December 2018: USD 12,059 million for Global Wealth Management, USD 1,338 million for Personal & Corporate Banking, USD 2,579 million for Asset Management, USD 3,557 million for the Investment Bank and USD 100 million for Group Functions).

Note 5  Other income

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	635[2]	(36)	(292)
Net gains / (losses) from disposals of investments in associates	0	4	46
Share of net profits of associates and joint ventures	84[3]	46	529[4]
Impairments related to associates	0	(1)	0
Total	719	13	283
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	40	31	0
Income from properties[5]	25	27	24
Net gains / (losses) from properties held for sale	76[6]	(19)	40
Income from shared services provided to UBS Group AG or its subsidiaries	422	464	478
Other	267[7]	161	80
Total other income	1,549	677	905

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.    2 Includes a USD 631 million net gain on the sale of a majority stake in Fondcenter AG. Refer to Note 29 for more information.    3 Includes a valuation gain of USD 26 million on UBS AG’s equity ownership of SIX Group.    4 Includes a valuation gain of USD 460 million on UBS AG’s equity ownership of SIX Group related to the sale of SIX Payment Services to Worldline.    5 Includes rent received from third parties.    6 Includes net gains of USD 140 million arising from sale-and-leaseback transactions, primarily related to a property in Geneva, partly offset by remeasurement losses relating to properties that were reclassified as held for sale.    7 Includes a USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

Consolidated financial statements | UBS AG consolidated financial statements

Note 6  Personnel expenses

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Salaries[1]	5,535	5,183	5,199
Variable compensation – performance awards[2]	2,953[3]	2,545	2,794
of which: guarantees for new hires	24	29	43
Variable compensation – other[2]	201	225	220
Financial advisor compensation[2,4]	4,091	4,043	4,054
Contractors	138	147	184
Social security	704[3]	627	629
Post-employment benefit plans[5]	597	569	363[6]
Other personnel expenses	466[3]	461	549
Total personnel expenses	14,686	13,801	13,992

1 Includes role-based allowances.    2 Refer to Note 27 for more information.    3 During 2020, UBS AG modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees, resulting in an expense of approximately USD 270 million, of which USD 240 million is disclosed within Variable compensation – performance awards, USD 20 million within Social security and USD 10 million within Other personnel expenses. Refer to Note 1b for more information.    4 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    5 Refer to Note 26 for more information.    6 Changes to the pension fund of UBS AG in Switzerland announced in 2018 resulted in a reduction in the pension obligation recognized by UBS AG. As a consequence, a pre-tax gain of USD 132 million was recognized in the income statement in 2018, with no overall effect on total equity. Refer to Note 26 for more information.

Note 7  General and administrative expenses

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Occupancy	362	342	852
Rent and maintenance of IT and other equipment	346	339	326
Communication and market data services	505	517	520
Administration	5,499	5,176	5,383
of which: shared services costs charged by UBS Group AG or its subsidiaries	4,939	4,621	4,803
of which: UK and German bank levies[1]	55	41	58
Marketing and public relations[2]	225	233	277
Travel and entertainment	132	325	367
Professional fees	592	782	870
Outsourcing of IT and other services	522	610	729
Litigation, regulatory and similar matters[3]	197	165	657
Other	108	97	95
Total general and administrative expenses	8,486	8,586	10,075

1 The UK bank levy expenses of USD 38 million (USD 30 million for 2019 and USD 40 million for 2018) included a credit of USD 27 million (USD 31 million for 2019 and USD 45 million for 2018) related to prior years.    2 Includes charitable donations.    3 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 18 for more information. Also includes recoveries from third parties of USD 3 million in 2020 (USD 11 million in 2019 and USD 29 million in 2018).

Note 8  Income taxes

	For the year ended
USD million	31.12.20	31.12.19	31.12.18

Tax expense / (benefit)
Swiss
Current	417	336	434
Deferred	107	246	2,326
Total Swiss	524	582	2,760
Non-Swiss
Current	715	402	537
Deferred	248	214	(1,952)
Total non-Swiss	963	616	(1,415)
Total income tax expense / (benefit) recognized in the income statement	1,488	1,198	1,345

Income tax recognized in the income statement

Income tax expenses of USD 1,488 million were recognized for UBS AG in 2020, representing an effective tax rate of 19.3%. This included Swiss tax expenses of USD 524 million and non-Swiss tax expenses of USD 963 million.

The Swiss tax expenses included current tax expenses of USD 417 million related to taxable profits of UBS Switzerland AG and other Swiss entities. They also included deferred tax expenses of USD 107 million, which primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to deductible temporary differences.

The non-Swiss tax expenses included current tax expenses of USD 715 million related to taxable profits earned by non-Swiss subsidiaries and branches, and net deferred tax expenses of USD 248 million. Expenses of USD 456 million, primarily relating to the amortization of DTAs previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc., were partly offset by a net benefit of USD 208 million in respect of the remeasurement of DTAs. This net benefit included net upward remeasurements of DTAs of USD 146 million for certain entities, primarily in connection with our business planning process, and USD 62 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. and UBS Financial Services Inc. in 2020. This allowed the full recognition of DTAs in respect of the associated historic real estate costs that were previously capitalized for US tax purposes under the elections that were made in the fourth quarter of 2018.

The effective tax rate for 2020 of 19.3% is lower than UBS AG’s normal tax rate of around 25%, mainly as a result of the aforementioned deferred tax benefit of USD 208 million in respect of the remeasurement of DTAs and also because no net tax expense was recognized in respect of the pre-tax gain of USD 631 million in relation to the sale of a majority stake in Fondcenter AG.

	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Operating profit / (loss) before tax	7,699	5,169	5,458
of which: Swiss	3,042	2,297	1,427
of which: non-Swiss	4,657	2,872	4,031
Income taxes at Swiss tax rate of 19.5% for 2020, 20.5% for 2019 and 21% for 2018	1,501	1,060	1,146
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate	96	72	68
Tax effects of losses not recognized	144	131	222
Previously unrecognized tax losses now utilized	(212)	(265)	(25)
Non-taxable and lower-taxed income	(381)	(305)	(419)
Non-deductible expenses and additional taxable income	373	713	883
Adjustments related to prior years – current tax	(66)	1	114
Adjustments related to prior years – deferred tax	18	(6)	27
Change in deferred tax recognition	(383)	(293)	(802)
Adjustments to deferred tax balances arising from changes in tax rates	235	(9)	0
Other items	163	99	130
Income tax expense / (benefit)	1,488	1,198	1,345

Consolidated financial statements | UBS AG consolidated financial statements

Note 8  Income taxes (continued)

The components of operating profit before tax, and the differences between income tax expense reflected in the financial statements and the amounts calculated at the Swiss tax rate, are provided in the table on the previous page and explained below.

Component	Description
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

Tax effects of losses not recognized

This item relates to tax losses of entities arising in the year that are not recognized as DTAs and where no tax benefit arises in relation to those losses. Therefore, the tax benefit calculated by applying the local tax rate to those losses as described above is reversed.

Previously unrecognized tax losses now utilized

This item relates to taxable profits of the year that are offset by tax losses of previous years for which no DTAs were previously recorded. Consequently, no current tax or deferred tax expense arises in relation to those taxable profits and the tax expense calculated by applying the local tax rate on those profits is reversed.

Non-taxable and lower-taxed income

This item relates to tax deductions for the year in respect of permanent differences. These include deductions in respect of profits that are either not taxable or are taxable at a lower rate of tax than the local tax rate. They also include deductions made for tax purposes, which are not reflected in the accounts.

Non-deductible expenses and additional taxable income

This item relates to additional taxable income for the year in respect of permanent differences. These include income that is recognized for tax purposes by an entity but is not included in its profit that is reported in the financial statements, as well as expenses for the year that are non-deductible (e.g., client entertainment costs are not deductible in certain locations).

Adjustments related to prior years – current tax

This item relates to adjustments to current tax expense for prior years (e.g., if the tax payable for a year is agreed with the tax authorities in an amount that differs from the amount previously reflected in the financial statements).

Adjustments related to prior years – deferred tax

This item relates to adjustments to deferred tax positions recognized in prior years (e.g., if a tax loss for a year is fully recognized and the amount of the tax loss agreed with the tax authorities is expected to differ from the amount previously recognized as DTAs in the accounts).

Change in deferred tax recognition

This item relates to changes in DTAs, including changes in DTAs previously recognized resulting from reassessments of expected future taxable profits. It also includes changes in temporary differences in the year, for which deferred tax is not recognized.

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

Income tax recognized directly in equity

A net tax expense of USD 258 million was recognized in Other comprehensive income (2019: net expense of USD 327 million) and a net tax benefit of USD 1 million recognized in Share premium (2019: benefit of USD 11 million).

Note 8  Income taxes (continued)

Deferred tax assets and liabilities

UBS AG has gross DTAs, valuation allowances and recognized DTAs related to tax loss carry-forwards and deductible temporary differences, and also deferred tax liabilities in respect of taxable temporary differences, as shown in the table below. The valuation allowances reflect DTAs that were not recognized because, as of the last remeasurement period, management did not consider it probable that there would be sufficient future taxable profits available to utilize the related tax loss carry-forwards and deductible temporary differences.

Of the recognized DTAs as of 31 December 2020, USD 8.8 billion related to the US and USD 0.4 billion related to other locations (as of 31 December 2019, USD 9.3 billion related to the US and USD 0.2 billion related to other locations).

The recognition of DTAs is supported by forecasts of taxable profits for the entities concerned. In addition, tax planning opportunities are available that would result in additional future taxable income and these would be utilized, if necessary.

As of 31 December 2020, UBS AG has recognized DTAs of USD 138 million (31 December 2019: USD 75 million) in respect of entities that incurred losses in either the current or preceding year.

Deferred tax liabilities are recognized in respect of investments in subsidiaries, branches and associates, and interests in joint arrangements, except to the extent that UBS AG can control the timing of the reversal of the associated taxable temporary difference and it is probable that such will not reverse in the foreseeable future. However, as of 31 December 2020, this exception was not considered to apply to any taxable temporary differences.

USD million		31.12.20			31.12.19[1]
Deferred tax assets[2]	Gross	Valuation allowance	Recognized	Gross	Valuation allowance	Recognized
Tax loss carry-forwards	14,108	(8,715)	5,393	14,826	(8,861)	5,965
Temporary differences	4,343	(561)	3,782	4,169	(610)	3,559
of which: related to real estate costs capitalized for US tax purposes	2,268	0	2,268	2,219	0	2,219
of which: related to compensation and benefits	1,112	(173)	939	1,086	(179)	907
of which: related to trading assets	23	(5)	16	99	(5)	93
of which: other	940	(383)	558	765	(426)	340
Total deferred tax assets	18,450	(9,276)	9,174	18,995	(9,471)	9,524

Deferred tax liabilities
Goodwill and intangible assets			31			29
Cash flow hedges			425			156
Other			102			126
Total deferred tax liabilities			558			311
1 Comparative-period information has been restated. Refer to Note 1b for more information. 2 Less deferred tax liabilities as applicable.

As of 31 December 2020, USD 16.3 billion of the unrecognized tax losses carried forward related to the US (these primarily related to UBS AG’s US branch), USD 13.8 billion related to the UK and USD 5.0 billion related to other locations (as of 31 December 2019, USD 17.8 billion related to the US, USD 14.9 billion related to the UK and USD 5.0 billion related to other locations).

In general, US federal tax losses incurred prior to 31 December 2017 can be carried forward for 20 years. However, US federal tax losses incurred after 31 December 2017 and UK tax losses can be carried forward indefinitely, although the utilization of such losses is limited to 80% of the entity’s future year taxable profits for the US and generally to 25% thereof for the UK. The amounts of US tax loss carry-forwards that are included in the table below are based on their amount for federal tax purposes rather than for state and local tax purposes.

Unrecognized tax loss carry-forwards
USD million	31.12.20	31.12.19
Within 1 year	146	13
From 2 to 5 years	638	609
From 6 to 10 years	13,257	14,712
From 11 to 20 years	3,858	4,030
No expiry	17,227	18,364
Total	35,127	37,728

Consolidated financial statements | UBS AG consolidated financial statements

Balance sheet notes

Note 9  Financial assets at amortized cost and other positions in scope of expected credit loss measurement

The tables on the following pages provide information about financial instruments and certain other credit lines that are subject to expected credit loss (ECL) requirements. UBS AG’s ECL disclosure segments or “ECL segments” are aggregated portfolios based on shared risk characteristics and on the same or similar rating methods applied. The key segments are presented in the table below.

›   Refer to Note 20 for more information about expected credit loss measurement

Segment	Segment description	Description of credit risk sensitivity	Business division / Group Functions
Private clients with mortgages	Lending to private clients secured by owner-occupied real estate and personal account overdrafts of those clients	Sensitive to the interest rate environment, unemployment levels, real estate collateral values and other regional aspects	– Personal & Corporate Banking – Global Wealth Management
Real estate financing	Rental or income-producing real estate financing to private and corporate clients secured by real estate	Sensitive to GDP developments, the interest rate environment, real estate collateral values and other regional aspects	– Personal & Corporate Banking – Global Wealth Management – Investment Bank
Large corporate clients	Lending to large corporate and multi-national clients	Sensitive to GDP developments, unemployment levels, seasonality, business cycles and collateral values (diverse collateral, including real estate and other collateral types)	– Personal & Corporate Banking – Investment Bank
SME clients	Lending to small and medium-sized corporate clients

Sensitive to GDP developments, unemployment levels, the interest rate environment and, to some extent, seasonality, business cycles and collateral values (diverse collateral, including real estate and other collateral types)

– Personal & Corporate Banking
Lombard	Loans secured by pledges of marketable securities, guarantees and other forms of collateral	Sensitive to the market (e.g., changes in collateral values)	– Global Wealth Management
Credit cards	Credit card solutions in Switzerland and the US	Sensitive to unemployment levels	– Personal & Corporate Banking – Global Wealth Management
Commodity trade finance	Working capital financing of commodity traders, generally extended on a self-liquidating transactional basis

Sensitive primarily to the strength of individual transaction structures and collateral values (price volatility of commodities), as the primary source for debt service is directly linked to the shipments financed

– Personal & Corporate Banking
Financial intermediaries and hedge funds	Lending to financial institutions and pension funds, including exposures to broker-dealers and clearing houses	Sensitive to unemployment levels, the quality and volatility index changes, equity market and GDP developments, regulatory changes and political risk	– Personal & Corporate Banking – Investment Bank

›   Refer to Note 20f for more details regarding sensitivity

Note 9  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

The tables below and on the following pages provide ECL exposure and ECL allowance and provision information about financial instruments and certain non-financial instruments that are subject to ECL.

USD million	31.12.20
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	158,231	158,231	0	0	0	0	0	0
Loans and advances to banks	15,344	15,160	184	0	(16)	(9)	(5)	(1)
Receivables from securities financing transactions	74,210	74,210	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	32,737	32,737	0	0	0	0	0	0
Loans and advances to customers	380,977	358,396	20,341	2,240	(1,060)	(142)	(215)	(703)
of which: Private clients with mortgages	148,175	138,769	8,448	959	(166)	(35)	(93)	(39)
of which: Real estate financing	43,429	37,568	5,838	23	(63)	(15)	(44)	(4)
of which: Large corporate clients	15,161	12,658	2,029	474	(279)	(27)	(40)	(212)
of which: SME clients	14,872	11,990	2,254	628	(310)	(19)	(23)	(268)
of which: Lombard	133,850	133,795	0	55	(36)	(5)	0	(31)
of which: Credit cards	1,558	1,198	330	30	(38)	(11)	(11)	(16)
of which: Commodity trade finance	3,269	3,214	43	12	(106)	(5)	0	(101)
Other financial assets measured at amortized cost	27,219	26,401	348	469	(133)	(34)	(9)	(90)
of which: Loans to financial advisors	2,569	1,982	137	450	(108)	(27)	(5)	(76)
Total financial assets measured at amortized cost	688,717	665,135	20,873	2,709	(1,211)	(187)	(229)	(795)
Financial assets measured at fair value through other comprehensive income	8,258	8,258	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	696,976	673,394	20,873	2,709	(1,211)	(187)	(229)	(795)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,081	14,687	2,225	170	(63)	(14)	(15)	(34)
of which: Large corporate clients	3,710	2,048	1,549	113	(20)	(4)	(5)	(12)
of which: SME clients	1,310	936	326	48	(13)	(1)	(1)	(11)
of which: Financial intermediaries and hedge funds	7,637	7,413	224	0	(17)	(7)	(9)	0
of which: Lombard	641	633	0	8	(2)	0	0	(2)
of which: Commodity trade finance	1,441	1,416	25	0	(2)	(1)	0	0
Irrevocable loan commitments	41,372	36,894	4,374	104	(142)	(74)	(68)	0
of which: Large corporate clients	24,209	20,195	3,950	64	(121)	(63)	(58)	0
Forward starting reverse repurchase and securities borrowing agreements	3,247	3,247	0	0	0	0	0	0
Committed unconditionally revocable credit lines	42,077	37,176	4,792	108	(50)	(29)	(21)	0
of which: Real estate financing	6,328	5,811	517	0	(12)	(5)	(7)	0
of which: Large corporate clients	4,909	2,783	2,099	27	(9)	(2)	(7)	0
of which: SME clients	5,827	4,596	1,169	63	(16)	(12)	(4)	0
of which: Lombard	9,671	9,671	0	0	0	(1)	0	0
of which: Credit cards	8,661	8,220	430	11	(8)	(6)	(2)	0
of which: Commodity trade finance	242	242	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,282	3,277	5	0	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	107,059	95,281	11,396	382	(257)	(119)	(104)	(34)
Total allowances and provisions					(1,468)	(306)	(333)	(829)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Consolidated financial statements | UBS AG consolidated financial statements

Note 9  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

USD million	31.12.19
	Carrying amount[1]				ECL allowances
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	107,068	107,068	0	0	0	0	0	0
Loans and advances to banks	12,379	12,298	80	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	84,245	84,245	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,289	23,289	0	0	0	0	0	0
Loans and advances to customers	327,992	310,705	15,538	1,749	(764)	(82)	(123)	(559)
of which: Private clients with mortgages	132,646	124,063	7,624	959	(110)	(15)	(55)	(41)
of which: Real estate financing	38,481	32,932	5,532	17	(43)	(5)	(34)	(4)
of which: Large corporate clients	9,703	9,184	424	94	(117)	(15)	(4)	(98)
of which: SME clients	11,786	9,817	1,449	521	(303)	(17)	(15)	(271)
of which: Lombard	112,893	112,796	0	98	(22)	(4)	0	(18)
of which: Credit cards	1,661	1,314	325	22	(35)	(8)	(14)	(13)
of which: Commodity trade finance	2,844	2,826	8	10	(81)	(5)	0	(77)
Other financial assets measured at amortized cost	23,012	21,985	451	576	(143)	(35)	(13)	(95)
of which: Loans to financial advisors	2,877	2,341	334	202	(109)	(29)	(11)	(70)
Total financial assets measured at amortized cost	577,985	559,590	16,069	2,326	(915)	(124)	(137)	(655)
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	584,329	565,935	16,069	2,326	(915)	(124)	(137)	(655)

	Total exposure				ECL provisions
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	(42)	(8)	(1)	(33)
of which: Large corporate clients	3,687	3,461	203	24	(10)	(1)	0	(9)
of which: SME clients	1,180	1,055	67	58	(24)	0	0	(23)
of which: Financial intermediaries and hedge funds	7,966	7,950	16	0	(5)	(4)	0	0
of which: Lombard	622	622	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,334	2,320	13	0	(1)	(1)	0	0
Irrevocable loan commitments	27,547	27,078	419	50	(35)	(30)	(5)	0
of which: Large corporate clients	18,735	18,349	359	27	(27)	(24)	(3)	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,979	35,735	1,197	46	(34)	(17)	(17)	0
of which: Real estate financing	5,242	4,934	307	0	(16)	(3)	(13)	0
of which: Large corporate clients	4,274	4,188	69	17	(1)	(1)	0	0
of which: SME clients	4,787	4,589	171	27	(9)	(8)	(1)	0
of which: Lombard	7,976	7,975	0	1	0	0	0	0
of which: Credit cards	7,890	7,535	355	0	(6)	(4)	(2)	0
of which: Commodity trade finance	344	344	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	87,614	85,513	1,920	182	(114)	(58)	(23)	(33)
Total allowances and provisions					(1,029)	(181)	(160)	(688)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 9  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

Coverage ratios are calculated for the core loan portfolio by taking ECL allowances and provisions divided by the gross carrying amount of the exposures. Core loan exposure is defined as the sum of Loans and advances to customers and Loans to financial advisors.

These ratios are influenced by the following key factors:

–   lending in Switzerland includes government backed COVID-19 loans;

–   Lombard loans are generally secured with marketable securities in portfolios that are, as a rule, highly diversified, with strict lending policies that are intended to ensure that credit risk is minimal under most circumstances;

–   mortgage loans to private clients and real estate financing are controlled by conservative eligibility criteria, including low loan-to-value ratios and strong debt service capabilities; for example, more than 99% of the aggregated amount of Swiss residential mortgage loans would continue to be fully covered by real estate collateral even if the value of that collateral decreased by 20%, for a 30% reduction, more than 98% would be covered;

–   the amount of unsecured retail lending (including credit cards) is insignificant;

–   contractual maturities in the loan portfolio, which are a factor in the calculation of ECLs, are generally short, with a large part of the loan portfolio having contractual maturities of 12 months or less; and

–   write-offs of ECL allowances against the gross loan balances when all or part of a financial asset is deemed uncollectible or forgiven, reduces the coverage ratios.

Coverage ratios for core loan portfolio	31.12.20
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	148,341	138,803	8,540	998	11	2	108	390
Real estate financing	43,492	37,583	5,883	27	15	4	75	1,414
Large corporate clients	15,440	12,684	2,069	686	181	21	192	3,089
SME clients	15,183	12,010	2,277	896	204	16	101	2,991
Lombard	133,886	133,800	0	86	3	0	0	3,592
Credit cards	1,596	1,209	342	46	240	91	333	3,488
Commodity trade finance	3,375	3,219	43	113	315	16	2	8,939
Other loans and advances to customers	20,722	19,229	1,402	91	29	13	25	3,563
Loans to financial advisors	2,677	2,009	142	526	404	135	351	1,446
Total[1]	384,714	360,547	20,697	3,470	30	5	106	2,247

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	6,285	6,083	198	3	7	6	16	197
Real estate financing	7,056	6,576	481	0	21	9	185	0
Large corporate clients	32,828	25,026	7,598	205	46	27	92	565
SME clients	9,121	7,239	1,734	148	40	19	63	779
Lombard	14,178	14,170	0	8	2	1	0	1,941
Credit cards	8,661	8,220	430	11	9	8	44	0
Commodity trade finance	1,683	1,658	25	0	10	8	15	8,279
Financial intermediaries and hedge funds	7,690	7,270	448	0	26	13	248	166
Other off-balance sheet commitments	16,309	15,792	482	8	12	6	11	12,414
Total[2]	103,812	92,034	11,396	382	25	13	91	894

1 Includes Loans and advances to customers of USD 382,036 million and Loans to financial advisors of USD 2,677 million which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Consolidated financial statements | UBS AG consolidated financial statements

Note 9  Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)

Coverage ratios for core loan portfolio	31.12.19
	Gross carrying amount (USD million)				ECL coverage (bps)
On-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	132,756	124,077	7,679	1,000	8	1	72	406
Real estate financing	38,524	32,937	5,567	21	11	2	62	1,765
Large corporate clients	9,819	9,199	429	192	119	16	100	5,088
SME clients	12,089	9,834	1,464	791	251	18	104	3,420
Lombard	112,915	112,799	0	116	2	0	0	1,566
Credit cards	1,696	1,322	339	35	205	60	404	3,718
Commodity trade finance	2,925	2,831	8	87	278	17	3	8,844
Other loans and advances to customers	18,031	17,788	176	67	29	8	15	5,750
Loans to financial advisors	2,987	2,370	344	272	366	122	305	2,570
Total[1]	331,743	313,158	16,005	2,580	26	4	83	2,436

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Private clients with mortgages	5,520	5,466	51	2	7	6	100	245
Real estate financing	6,046	5,715	326	4	29	9	390	0
Large corporate clients	26,706	26,009	630	67	14	10	59	1,319
SME clients	6,782	6,407	273	101	53	15	115	2,265
Lombard	9,902	9,895	0	7	1	0	0	1,403
Credit cards	7,890	7,535	355	0	8	5	52	0
Commodity trade finance	2,678	2,664	13	0	5	5	9	2,713
Financial intermediaries and hedge funds	9,676	9,651	25	0	5	5	71	83
Other off-balance sheet commitments	10,759	10,513	246	0	4	3	34	22,592
Total[2]	85,957	83,856	1,920	182	13	7	120	1,822

1 Includes Loans and advances to customers of USD 328,756 million and Loans to financial advisors of USD 2,987 million which are presented on the balance sheet line Other assets measured at amortized cost.    2 Excludes Forward starting reverse repurchase and securities borrowing agreements.

Note 10   Derivative instruments

Overview

Over-the-counter (OTC) derivative contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) master agreement between UBS AG and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Regulators in various jurisdictions have begun a phased introduction of rules requiring the payment and collection of initial and variation margin on certain OTC derivative contracts, which may have a bearing on their price and other relevant terms. Due to challenges brought on by COVID-19, the International Organization of Securities Commissions (IOSCO) has extended the deadline for the completion of the final phase-in of margin requirements for non-centrally cleared derivatives, to 1 September 2022.

Other derivative contracts are standardized in terms of their amounts and settlement dates, and are bought and sold on regulated exchanges. These are commonly referred to as exchange-traded derivatives (ETD) contracts. Exchanges offer the benefits of pricing transparency, standardized daily settlement of changes in value and, consequently, reduced credit risk.

Most of UBS AG’s derivative transactions relate to sales and market-making activity. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Market-making aims to directly support the facilitation and execution of client activity, and involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. UBS AG also uses various derivative instruments for hedging purposes.

›   Refer to Notes 16  and 21  for more information about derivative instruments

›   Refer to Note 25  for more information about derivatives designated in hedge accounting relationships

Risks of derivative instruments

The derivative financial assets shown on the balance sheet can be an important component of UBS AG ’s credit exposure, however, the positive replacement values related to a respective counterparty are rarely an adequate reflection of UBS AG’s credit exposure in its derivatives business with that counterparty. This is generally the case because, on the one hand, replacement values can increase over time (potential future exposure), while, on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements. Both the exposure measures used internally by UBS AG to control credit risk and the capital requirements imposed by regulators reflect these additional factors.

›   Refer to Note 22  for more information about derivative financial assets and liabilities after consideration of netting potential allowed under enforceable netting arrangements

›   Refer to the “Risk management and control” section of this report for more information about the risks arising from derivative instruments

Contingent collateral features of derivative liabilities

Certain derivative instruments contain contingent collateral or termination features triggered upon a downgrade of the published credit ratings of UBS AG in the normal course of business. Based on UBS AG’s credit ratings as of 31 December 2020, USD 0.0 billion, USD 0.3 billion and USD 0.8 billion would have been required for contractual obligations related to OTC derivatives in the event of a one-notch, two-notch and three-notch reduction in long-term credit ratings, respectively. In evaluating UBS AG’s liquidity requirements, UBS AG considers additional collateral or termination payments that would be required in the event of a reduction in UBS AG’s long-term credit ratings, and a corresponding reduction in UBS AG’s short-term ratings.

Consolidated financial statements | UBS AG consolidated financial statements

Note 10   Derivative instruments (continued)

Derivative instruments

	31.12.20					31.12.19
USD billion	Derivative financial assets	Notional amounts related to derivative financial assets[2]	Derivative financial liabilities	Notional amounts related to derivative financial liabilities[2]	Other notional amounts[2,3]	Derivative financial assets	Notional amounts related to derivative financial assets[2]	Derivative financial liabilities	Notional amounts related to derivative financial liabilities[2]	Other notional amounts[2,3]
Interest rate contracts	50.9	928.0	43.9	880.4	11,291.5	42.6	1,020.2	36.6	975.2	11,999.2
of which: forward contracts (OTC)[1]	0.0	19.8	0.4	21.9	2,602.5	0.0	16.3	0.3	19.6	3,136.8
of which: swaps (OTC)	40.8	407.0	30.9	364.8	8,105.2	34.3	454.7	26.2	402.9	8,086.0
of which: options (OTC)	10.1	447.5	12.5	460.5		8.1	464.8	10.0	486.1
of which: futures (ETD)					480.6					546.9
of which: options (ETD)	0.0	53.6	0.0	33.1	103.3	0.0	84.4	0.0	66.6	229.5
Credit derivative contracts	2.4	57.6	2.9	64.8		2.0	70.2	3.0	69.9
of which: credit default swaps (OTC)	2.2	53.6	2.6	62.3		1.7	65.0	2.2	66.0
of which: total return swaps (OTC)	0.1	1.9	0.3	2.5		0.3	2.0	0.8	3.3
Foreign exchange contracts	68.7	2,951.2	70.5	2,820.4	1.4	52.5	3,173.6	54.0	2,993.8	1.2
of which: forward contracts (OTC)	27.3	779.2	29.0	853.3		22.4	935.5	23.4	966.6
of which: swaps (OTC)	34.3	1,727.3	34.4	1,567.3		22.8	1,573.2	23.8	1,418.5
of which: options (OTC)	7.1	440.9	7.1	394.7		7.3	660.9	6.8	604.9
Equity contracts	34.8	449.6	41.2	581.3	91.3	22.8	420.3	25.5	534.5	122.1
of which: swaps (OTC)	6.4	89.4	9.8	108.4		4.0	81.3	5.5	96.3
of which: options (OTC)	7.0	87.1	10.9	146.2		5.0	88.6	6.8	144.1
of which: futures (ETD)					67.9					84.9
of which: options (ETD)	10.7	273.1	11.3	326.8	23.5	7.2	250.4	7.8	294.1	37.2
of which: agency transactions (ETD)[4]	10.7		9.1			6.6		5.4
Commodity contracts	2.2	57.8	2.0	49.7	10.1	1.8	56.1	1.7	60.0	12.6
of which: swaps (OTC)	0.5	17.7	0.8	18.0		0.4	13.8	0.6	15.1
of which: options (OTC)	1.0	23.5	0.7	17.8		1.0	27.4	0.4	23.6
of which: futures (ETD)					9.3					12.0
of which: forward contracts (ETD)	0.0	8.0	0.0	6.3		0.0	5.9	0.0	4.9
Loan commitments measured at FVTPL (OTC)[5]			0.0	10.2				0.0	7.1
Unsettled purchases of non-derivative financial instruments[6]	0.3	18.3	0.2	10.0		0.1	16.6	0.1	6.9
Unsettled sales of non-derivative financial instruments[6]	0.2	17.2	0.3	12.9		0.1	15.4	0.1	9.7
Total derivative instruments, based on IFRS netting[7]	159.6	4,479.6	161.1	4,429.7	11,394.4	121.8	4,772.4	120.9	4,657.0	12,135.1

1 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The notional amounts related to these instruments were previously presented in the former Note 34 under Forward starting transactions (refer to the “Consolidated financial statements” section of the Annual Report 2019 for more information). Starting with this report, the presentation of these notionals has been aligned with the fair values presented in this table and prior periods have been amended to ensure comparability.    2 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional amounts of the netted derivative financial instruments are still presented on a gross basis.    3 Other notional amounts relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    4 Notional amounts of exchange-traded agency transactions and OTC-cleared transactions entered into on behalf of clients are not disclosed as they have a significantly different risk profile.    5 These notional amounts relate to derivative loan commitments that were previously presented in the former Note 34 under loan commitments measured at fair value (refer to the “Consolidated financial statements” section of the Annual Report 2019 for more information). Starting with this report, the presentation of these notionals has been aligned with the fair values of the derivative loan commitments presented in this table and prior periods have been amended to ensure comparability.    6 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    7 Derivative financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Refer to Note 22 for more information on netting arrangements.

On a notional amount basis, approximately 50% of OTC interest rate contracts held as of 31 December 2020 (31 December 2019: 54%) mature within one year, 30% (31 December 2019: 28%) within one to five years and 20% (31 December 2019: 18%) after five years. Notional amounts of interest rate contracts cleared through either a central counterparty or an exchange that are legally settled on a daily basis are presented under Other notional amounts in the table above and are categorized into maturity buckets on the basis of contractual maturities of the cleared underlying derivative contracts.

Note 11  Financial assets measured at fair value through other comprehensive income

USD million	31.12.20	31.12.19
Financial assets measured at fair value through other comprehensive income[1]
Debt instruments
Government and government agencies	8,155	6,162
of which: USA	7,727	5,814
Banks	103	178
Corporates and other	0	4
Total financial assets measured at fair value through other comprehensive income	8,258	6,345
Unrealized gains, before tax	204	41
Unrealized (losses), before tax	(4)	(25)
Net unrealized gains / (losses), before tax	200	16
Net unrealized gains / (losses), after tax	151	15
1 Refer to Note 21c for more information about product type and fair value hierarchy categorization. Refer also to Note 9 and Note 20 for more information about expected credit loss measurement.

Note 12  Property, equipment and software

At historical cost less accumulated depreciation
USD million	Owned properties	Leased properties[1]	Leasehold improve- ments	IT hardware and communication equipment	Internally generated software	Purchased software	Other machines and equipment	Projects in progress	2020	2019
Historical cost
Balance at the beginning of the year	6,988	3,630	2,917	963	5,817	302	768	943	22,329	21,365
Additions	25	401[2]	36	90	156	24	18	1,239	1,989	1,740
Disposals / write-offs[3]	(315)	(8)	(169)	(155)	(133)	(46)	(41)	0	(867)	(554)
Reclassifications[4]	(469)	0	208	8	937	1	30	(1,305)	(590)	(391)
Foreign currency translation	633	68	84	26	46	6	31	30	924	169
Balance at the end of the year	6,863	4,091	3,077	931	6,824	287	806	907	23,785	22,329
Accumulated depreciation
Balance at the beginning of the year	4,074	481	1,729	710	2,735	233	541	0	10,503	9,623
Depreciation	152	512	226	92	703	30	64	0	1,779	1,542
Impairment[5]	0	4	1	0	67	0	0	0	72	34
Disposals / write-offs[3]	(199)	(3)	(164)	(155)	(126)	(46)	(41)	0	(735)	(533)
Reclassifications[4]	(332)	0	6	0	0	0	0	0	(328)	(248)
Foreign currency translation	372	26	69	21	20	6	22	0	535	86
Balance at the end of the year	4,067	1,019	1,868	668	3,398	222	585	0	11,827	10,503

Net book value
Net book value at the beginning of the year	2,914	3,149	1,188	254	3,082	69	227	943	11,826	11,742
Net book value at the end of the year	2,796	3,072	1,209	264	3,425	65	220	907[6]	11,958	11,826

1 Represents right-of-use assets recognized by UBS AG as lessee. Includes immaterial leased IT equipment. The total cash outflow for leases during 2020 was USD 652 million (2019: USD 614 million). Interest expense on lease liabilities is included within Interest expense from financial instruments measured at amortized cost and Lease liabilities are included within Other financial liabilities measured at amortized cost. Refer to Notes 3 and 19a, respectively. Also refer to Note 1 for more information about the nature of UBS AG’s leasing activities.    2 In 2020, right-of-use assets included the Additions from sale-and-leaseback transactions, from which UBS AG recognized net gains of USD 140 million, included within Other income. Refer to Note 5.    3 Includes write-offs of fully depreciated assets.    4 The total net reclassification amount for the respective periods represents reclassifications to Properties and other non-current assets held for sale.    5 Impairment charges recorded in 2020 generally relate to assets that are no longer used for which the recoverable amount based on a value in use approach was determined to be zero. Includes the impairment of internally generated software resulting from a decision in the fourth quarter of 2020 to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG.    6 Consists of USD 762 million related to internally generated software, USD 81 million related to Leasehold improvements and USD 63 million related to Owned properties.

Consolidated financial statements | UBS AG consolidated financial statements

Note 13   Goodwill and intangible assets

Introduction

UBS AG performs an impairment test on its goodwill assets on an annual basis or when indicators of impairment exist.

UBS AG considers Asset Management and the Investment Bank, as they are reported in Note 2a, as separate cash-generating units (CGUs), as that is the level at which the performance of investments (and the related goodwill) is reviewed and assessed by management. Given that a significant amount of goodwill in Global Wealth Management relates to the PaineWebber acquisition in 2000, which mainly affected the Americas portion of the business, this goodwill remains separately monitored by the Americas, despite the formation of Global Wealth Management in 2018. Accordingly, goodwill for Global Wealth Management is separately considered for impairment at the level of two CGUs: Americas; and Switzerland and International (consisting of EMEA, Asia Pacific and Global).

The impairment test is performed for each CGU to which goodwill is allocated by comparing the recoverable amount, based on its value in use, with the carrying amount of the respective CGU. An impairment charge is recognized if the carrying amount exceeds the recoverable amount.

As of 31 December 2020, total goodwill recognized on the balance sheet was USD 6.2 billion, of which USD 3.7 billion was carried by the Global Wealth Management Americas CGU, USD 1.2 billion was carried by the Global Wealth Management Switzerland and International CGU, and USD 1.2 billion was carried by Asset Management. The Investment Bank CGU had no goodwill. Based on the impairment testing methodology described below, UBS AG concluded that the goodwill balances as of 31 December 2020 allocated to these CGUs are not impaired.

Methodology for goodwill impairment testing

The recoverable amounts are determined using a discounted cash flow model, which has been adapted to use inputs that consider features of the banking business and its regulatory environment. The recoverable amount of a CGU is the sum of the discounted earnings attributable to shareholders from the first three forecast years and the terminal value, adjusted for the effect of the capital assumed to be needed over the next three years and to support growth beyond that period. The terminal value, which covers all periods beyond the third year, is calculated on the basis of the forecast of third-year profit, the discount rate and the long-term growth rate, as well as the implied perpetual capital growth.

The carrying amount for each CGU is determined by reference to the Group’s equity attribution framework. Within that framework, which is described in the “Capital, liquidity and funding, and balance sheet” section of this report, UBS attributes equity to the businesses on the basis of their risk-weighted assets and leverage ratio denominator (both metrics include resource allocations from Group Functions to the business divisions), their goodwill and their intangible assets, as well as attributed equity related to certain CET1 deduction items. The framework is primarily used for the purpose of measuring the performance of the businesses and includes certain management assumptions. Attributed equity equals the capital that a CGU requires to conduct its business and is currently considered a reasonable approximation of the carrying amount of the CGUs. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective CGU.

›   Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information about the equity attribution framework

Assumptions

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

The discount rates are determined by applying a capital asset pricing model-based approach, as well as considering quantitative and qualitative inputs from both internal and external analysts and the view of management. In addition, they take into account regional differences in risk-free rates at the level of individual CGUs. Consistently, long-term growth rates are determined based on nominal or real GDP growth rate forecasts, depending on the region.

Note 13   Goodwill and intangible assets (continued)

Key assumptions used to determine the recoverable amounts of each CGU are tested for sensitivity by applying a reasonably possible change to those assumptions. Forecast earnings available to shareholders were changed by 20%, the discount rates were changed by 1.5 percentage points and the long-term growth rates were changed by 0.75 percentage points. Under all scenarios, reasonably possible changes in key assumptions did not result in an impairment of goodwill or intangible assets reported by Global Wealth Management Americas, Global Wealth Management Switzerland and International, and Asset Management.

If the estimated earnings and other assumptions in future periods deviate from the current outlook, the value of goodwill attributable to Global Wealth Management Americas, Global Wealth Management Switzerland and International, and Asset Management may become impaired in the future, giving rise to losses in the income statement. Recognition of any impairment of goodwill would reduce IFRS equity and net profit. It would not affect cash flows and, as goodwill is required to be deducted from capital under the Basel III capital framework, no effect would be expected on UBS AG’s capital ratios.

Discount and growth rates
	Discount rates		Growth rates
In %	31.12.20	31.12.19	31.12.20	31.12.19
Global Wealth Management Americas	9.5	9.5	5.1	4.2
Global Wealth Management Switzerland and International	8.5	8.5	3.7	3.4
Asset Management	8.5	9.0	3.5	3.0
Investment Bank	11.0	11.0	4.8	4.0

	Goodwill	Intangible assets
USD million	Total	Infrastructure[1]	Customer relationships, contractual rights and other	Total	2020	2019
Historical cost
Balance at the beginning of the year	6,272	760	788	1,548	7,820	8,018
Additions			147[2]	147	147	11
Disposals	(158)[3]				(158)	(11)
Write-offs			(35)	(35)	(35)	(185)
Foreign currency translation	69		22	22	91	(12)
Balance at the end of the year	6,182	760	922	1,683	7,865	7,820
Accumulated amortization and impairment
Balance at the beginning of the year		730	621	1,351	1,351	1,371
Amortization		30	25	55	55	65
Impairment[4]			2	2	2	0
Disposals					0	(8)
Write-offs			(35)	(35)	(35)	(75)
Foreign currency translation			11	11	11	(2)
Balance at the end of the year		760	624	1,385	1,385	1,351
Net book value at the end of the year	6,182	0	298	298	6,480	6,469

1 Consists of the branch network intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc.    2 Relates to the establishment of a banking partnership with Banco do Brasil. Refer to Note 29 for more information.    3 Relates to the sale of a majority stake in Fondcenter AG. Refer to Note 29 for more information.    4 Impairment charges recorded in 2020 relate to assets for which the recoverable amount was determined considering their value in use (recoverable amount of the impaired intangible assets in 2020 was USD 5 million).

Consolidated financial statements | UBS AG consolidated financial statements

Note 13   Goodwill and intangible assets (continued)

The table below presents goodwill and intangible assets by CGU for the year ended 31 December 2020.

USD million	Global Wealth Management Americas	Global Wealth Management Switzerland and International	Asset Management	Investment Bank	Group Functions	Total
Goodwill
Balance at the beginning of the year	3,719	1,198	1,354	0	0	6,272
Additions						0
Disposals			(158)			(158)
Foreign currency translation	5	34	30			69
Balance at the end of the year	3,724	1,233	1,226	0	0	6,182
Intangible assets
Balance at the beginning of the year	92	92	0	5	7	197
Additions				147		147
Disposals						0
Amortization	(36)	(12)		(4)	(4)	(55)
Impairment	(2)					(2)
Foreign currency translation	(9)	7		12		11
Balance at the end of the year	46	88	0	161	4	298

The table below presents estimated aggregated amortization expenses for intangible assets.

USD million	Intangible assets
Estimated, aggregated amortization expenses for:
2021	33
2022	28
2023	27
2024	24
2025	23
Thereafter	160
Not amortized due to indefinite useful life	2
Total	298

Note 14  Other assets

a) Other financial assets measured at amortized cost

USD million	31.12.20	31.12.19
Debt securities	18,801	14,141
of which: government bills / bonds	9,789	8,492
Loans to financial advisors	2,569	2,877
Fee- and commission-related receivables	2,014	1,520
Finance lease receivables	1,447	1,444
Settlement and clearing accounts	614	587
Accrued interest income	592	742
Other	1,182	1,701
Total other financial assets measured at amortized cost	27,219	23,012

b) Other non-financial assets

USD million	31.12.20	31.12.19
Precious metals and other physical commodities	6,264	4,597
Bail deposit[1]	1,418	1,293
Prepaid expenses	731	687
VAT and other tax receivables	392	436
Properties and other non-current assets held for sale	246	199
Other	323	335
Total other non-financial assets	9,374	7,547
1 Refer to item 1 in Note 18b for more information.

Note 15  Amounts due to banks, customer deposits, and funding from UBS Group AG and its subsidiaries

a) Amounts due to banks and customer deposits

USD million	31.12.20	31.12.19
Amounts due to banks	11,050	6,570
Customer deposits	527,929	450,591
of which: demand deposits	237,604	176,972
of which: retail savings / deposits	220,898	168,581
of which: time deposits	42,457	63,659
of which: fiduciary deposits	26,970	41,378
Total amounts due to banks and customer deposits	538,979	457,161

Customer deposits increased by USD 77 billion, mainly in Switzerland and the Americas, of which USD 50 billion was in Global Wealth Management and USD 27 billion in Personal & Corporate Banking, as a result of clients holding higher levels of cash, as well as currency effects. Demand deposits and retail savings / deposits together increased by USD 113 billion, partly offset by decreases of USD 36 billion in time deposits and fiduciary deposits.

b) Funding from UBS Group AG and its subsidiaries

USD million	31.12.20	31.12.19
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	36,611	30,105
Senior unsecured debt other than TLAC	2,939	3,389
High-trigger loss-absorbing additional tier 1 capital instruments	11,854	11,958
Low-trigger loss-absorbing additional tier 1 capital instruments	2,575	2,415
Total[1]	53,979	47,866
1 UBS AG has also recognized funding from UBS Group AG and its subsidiaries that is designated at fair value. Refer to Note 19b for more information.

Consolidated financial statements | UBS AG consolidated financial statements

Note 16   Debt issued designated at fair value

USD million	31.12.20	31.12.19
Issued debt instruments
Equity-linked[1]	41,069	41,722
Rates-linked	11,038	16,318
Credit-linked	1,933	1,916
Fixed-rate	3,604	4,636
Commodity-linked	1,497	1,567
Other	726	432
Total debt issued designated at fair value	59,868	66,592
of which: issued by UBS AG with original maturity greater than one year[2]	46,427	51,031
of which: life-to-date own credit (gain) / loss	233	82

1 Includes investment fund unit-linked instruments issued.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. 100% of the balance as of 31 December 2020 was unsecured (31 December 2019: more than 99% of the balance was unsecured).

As of 31 December 2020 and 31 December 2019, the contractual redemption amount at maturity of debt issued designated at fair value through profit or loss was not materially different from the carrying amount.

The table below shows the residual contractual maturity of the carrying amount of debt issued designated at fair value, split between fixed-rate and floating-rate instruments based on the contractual terms, and does not consider any early redemption features. Interest rate ranges for future interest payments related to debt issued designated at fair value have not been included in the table below, as the majority of the debt instruments issued are structured products and therefore the future interest payments are highly dependent upon the embedded derivative and prevailing market conditions at the point in time that each interest payment is made.

›   Refer to Note 24  for maturity information on an undiscounted cash flow basis

Contractual maturity of carrying amount
USD million	2021	2022	2023	2024	2025	2026–2030	Thereafter	Total 31.12.20	Total 31.12.19
UBS AG1
Non-subordinated debt
Fixed-rate	4,144	1,473	1,112	512	318	227	1,623	9,409	10,368
Floating-rate	18,145	8,758	5,915	1,727	6,454	6,058	2,471	49,528	55,299
Subtotal	22,289	10,231	7,027	2,239	6,772	6,286	4,094	58,937	65,668
Other subsidiaries[2]
Non-subordinated debt
Fixed-rate	88	7	0	0	0	422	22	539	520
Floating-rate	41	185	126	0	0	0	39	392	404
Subtotal	129	192	126	0	0	422	61	931	924
Total	22,418	10,423	7,153	2,239	6,772	6,708	4,155	59,868	66,592
1 Comprises instruments issued by the legal entity UBS AG. 2 Comprises instruments issued by subsidiaries of UBS AG.

Note 17  Debt issued measured at amortized cost

USD million	31.12.20	31.12.19
Certificates of deposit	15,680	5,190
Commercial paper	25,472	14,413
Other short-term debt	5,515	2,235
Short-term debt[1]	46,666	21,837
Senior unsecured debt	18,483	22,356
of which: issued by UBS AG with original maturity greater than one year[2]	18,464	22,349
Covered bonds	2,796	2,633
Subordinated debt	7,744	7,431
of which: low-trigger loss-absorbing tier 2 capital instruments	7,201	6,892
of which: non-Basel III-compliant tier 2 capital instruments	543	540
Debt issued through the Swiss central mortgage institutions	9,660	8,574
Other long-term debt	3	4
Long-term debt[3]	38,685	40,998
Total debt issued measured at amortized cost[4]	85,351	62,835

1 Debt with an original contractual maturity of less than one year.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. As of 31 December 2020, 100% of the balance was unsecured (31 December 2019: 100% of the balance was unsecured).    3 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

UBS AG uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt instruments held at amortized cost. In some cases, UBS AG applies hedge accounting for interest rate risk as discussed in item 2j in Note 1a and Note 25. As a result of applying hedge accounting, the life-to-date adjustment to the carrying amount of debt issued was an increase of USD 761 million as of 31 December 2020 and an increase of USD 574 million as of 31 December 2019, reflecting changes in fair value due to interest rate movements.

Consolidated financial statements | UBS AG consolidated financial statements

Note 17   Debt issued measured at amortized cost (continued)

Subordinated debt consists of unsecured debt obligations that are contractually subordinated in right of payment to all other present and future non-subordinated obligations of the respective issuing entity. All of the subordinated debt instruments outstanding as of 31 December 2020 pay a fixed rate of interest.

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

›   Refer to Note 24  for maturity information on an undiscounted cash flow basis

Contractual maturity of carrying amount
USD million	2021	2022	2023	2024	2025	2026–2030	Thereafter	Total 31.12.20	Total 31.12.19
UBS AG1
Non-subordinated debt
Fixed-rate	40,886	5,813	4,224	0	386	0	1,309	52,618	33,696
Floating-rate	12,007	1,155	1,175	0	962	0	0	15,299	13,119
Subordinated debt
Fixed-rate	0	2,053	0	2,693	335	2,663	0	7,744	7,431
Subtotal	52,893	9,022	5,398	2,693	1,684	2,663	1,309	75,661	54,247
Other subsidiaries[2]
Non-subordinated debt
Fixed-rate	1,152	928	1,038	1,106	1,211	3,580	674	9,690	8,588
Subtotal	1,152	928	1,038	1,106	1,211	3,580	674	9,690	8,588
Total	54,045	9,950	6,437	3,798	2,895	6,243	1,983	85,351	62,835
1 Comprises debt issued by the legal entity UBS AG. 2 Comprises debt issued by subsidiaries of UBS AG.

Note 18  Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.12.20	31.12.19
Provisions other than provisions for expected credit losses	2,534	2,825
Provisions for expected credit losses	257	114
Total provisions	2,791	2,938

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring	Other[3]	Total 2020	Total 2019
Balance at the beginning of the year	2,475	99	251	2,825	3,209
Increase in provisions recognized in the income statement	233	88	134	455	376
Release of provisions recognized in the income statement	(33)	(11)	(44)	(88)	(119)
Provisions used in conformity with designated purpose	(603)	(100)	(51)	(755)	(632)
Capitalized reinstatement costs	0	0	11	11	0
Reclassifications	0	(13)	13	0	(1)
Foreign currency translation / unwind of discount	64	4	18	86	(8)
Balance at the end of the year	2,135	67[2]	332	2,534	2,825

1 Comprises provisions for losses resulting from legal, liability and compliance risks.    2 Primarily consists of provisions for onerous contracts of USD 49 million as of 31 December 2020 (31 December 2019: USD 61 million) and personnel-related restructuring provisions of USD 13 million as of 31 December 2020 (31 December 2019: USD 33 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to onerous contracts and severance payments. Onerous contracts for property are recognized when UBS AG is committed to pay for non-lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants. Severance-related provisions are used within a short time period but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 18b. There are no material contingent liabilities associated with the other classes of provisions.

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

Consolidated financial statements | UBS AG consolidated financial statements

Note 18  Provisions and contingent liabilities (continued)

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

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 18a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement UBS entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that UBS had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital, liquidity and funding, and balance sheet” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total 2020	Total 2019
Balance at the beginning of the year	782	113	0	255	1,325	2,475	2,827
Increase in provisions recognized in the income statement	213	0	0	19	1	233	258
Release of provisions recognized in the income statement	(24)	(6)	0	(1)	(2)	(33)	(81)
Provisions used in conformity with designated purpose	(154)	(1)	0	(52)	(395)	(603)	(518)
Reclassifications	0	0	0	(3)	3	0	0
Foreign currency translation / unwind of discount	44	10	0	10	0	64	(12)
Balance at the end of the year	861	115	0	227	932	2,135	2,475

1 Provisions, if any, for matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Group Functions.

Note 18  Provisions and contingent liabilities (continued)

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

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item. In February 2020, the FTA ordered that UBS would not be granted party status in the French administrative assistance proceedings. UBS appealed this decision to the Federal Administrative Court. On 15 July, the Federal Administrative Court upheld the FTA’s decision, holding that UBS will no longer have party status in these proceedings. The Swiss Federal Supreme Court has determined that it will not hear UBS’s appeal of this decision.

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

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial originally scheduled for 2 June 2020 has been rescheduled to 8-24 March 2021. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 December 2020 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 549 million at 31 December 2020). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 December 2020 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud.

Our balance sheet at 31 December 2020 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Consolidated financial statements | UBS AG consolidated financial statements

Note 18  Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 December 2020 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

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

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

Since that time UBS has received customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.8 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

Note 18  Provisions and contingent liabilities (continued)

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

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Our balance sheet at 31 December 2020 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with the UK Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), FINMA, the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking, the DOJ’s Criminal Division and the European Commission. UBS has ongoing obligations under the Cease and Desist Order of the Federal Reserve Board and the Office of the Comptroller of the Currency (as successor to the Connecticut Department of Banking), and to cooperate with relevant authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

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

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint. UBS and 11 other banks have reached an agreement with the plaintiffs to settle the class action for a total of USD 10 million. The court approved the settlement in November 2020.

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

Consolidated financial statements | UBS AG consolidated financial statements

Note 18  Provisions and contingent liabilities (continued)

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

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received final court approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received final court approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards.

Other benchmark class actions in the US: In 2014, 2015 and 2017, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. Plaintiffs have appealed. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint. Defendants moved to dismiss the amended complaint in October 2020. In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs have appealed. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint following the dismissal, and the courts granted a renewed motion to dismiss in July 2019. Plaintiffs have appealed. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings. The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

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

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 December 2020 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 18  Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

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

Our balance sheet at 31 December 2020 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 19  Other liabilities

a) Other financial liabilities measured at amortized cost

USD million	31.12.20	31.12.19
Other accrued expenses	1,508	1,697
Accrued interest expenses	1,382	1,596
Settlement and clearing accounts	1,181	1,368
Lease liabilities	3,821	3,858
Other[1]	2,530	1,854
Total other financial liabilities measured at amortized cost	10,421	10,373
1 In 2020 UBS AG modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees. Refer to Note 1b for more information.

b) Other financial liabilities designated at fair value

USD million	31.12.20	31.12.19
Financial liabilities related to unit-linked investment contracts	20,975	28,145
Securities financing transactions	7,317	5,742
Over-the-counter debt instruments	2,060	2,022
Funding from UBS Group AG and its subsidiaries	1,375	217
Other	46	31
Total other financial liabilities designated at fair value	31,773	36,157
of which: life-to-date own credit (gain) / loss	148	6

c) Other non-financial liabilities

USD million	31.12.20	31.12.19
Compensation-related liabilities[1]	4,776	4,339
of which: financial advisor compensation plans[1]	1,497	1,502
of which: other compensation plans	2,034	1,750
of which: net defined benefit liability	711	629
of which: other compensation-related liabilities[2]	534	458
Deferred tax liabilities	558	311
Current tax liabilities	943	780
VAT and other tax payables	470	445
Deferred income	212	134
Other	61	202
Total other non-financial liabilities	7,018	6,211
1 Comparative-period information has been restated. Refer to Note 1b for more information. 2 Includes liabilities for payroll taxes and untaken vacation.

Consolidated financial statements | UBS AG consolidated financial statements

Additional information

Note 20  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 695 million in 2020, reflecting net credit loss expenses of USD 266 million related to stage 1 and 2 positions and USD 429 million net credit loss expenses related to credit-impaired (stage 3) positions.

Stage 1 and 2 net credit loss expenses of USD 266 million were primarily driven by a net expense of USD 200 million from updating the forward-looking scenarios and their associated weightings, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, with approximately half from the baseline scenario and half from the severe downside scenario. The main drivers included updated GDP and unemployment assumptions in Switzerland and the US, primarily impacting Large corporate clients and, to a lesser extent, Private clients with mortgages, Real estate financing and SME clients. These scenario updates impacted remeasurements for stage 1 and 2 positions without stage transfers and triggered exposure movements between stages, primarily from stage 1 to stage 2 as probabilities of default increased.

In addition to the scenario related effects, stage 1 and 2 expenses of USD 73 million arose from new transactions, net of releases from derecognized transactions, primarily from Large corporate clients and SME clients. A further USD 32 million stage 1 and 2 net release of expenses resulted from a number of model updates, primarily impacting Financial intermediaries, Real estate financing and SME clients. The remaining stage 1 and 2 expenses of USD 24 million mainly reflect the effects of post-model adjustments for selected exposures to Swiss SME clients, as well as remeasurements within the loan book, mainly in the Investment Bank.

The changes in the macroeconomic environment in the second half of 2020 generally included more optimistic forward-looking assumptions for both the baseline and severe downside scenarios compared with those applied in the first half of the year. Management applied a post-model expense adjustment of USD 117 million to offset the stage 1 and 2 releases that would have otherwise arisen, deeming them to be premature given the high degree of prevailing uncertainties and the wide range of reasonable possible outcomes.

›   Refer to Note 20b for more information

Stage 3 net expenses of USD 429 million were recognized across a number of defaulted positions. In the Investment Bank, stage 3 net expenses of USD 217 million were recognized, of which USD 81 million related to an exposure to a client in the travel sector. In Personal & Corporate Banking, stage 3 net expenses of USD 128 million were recognized, of which USD 59 million related to a case of fraud at a commodity trade finance counterparty, which affected a number of lenders, including UBS AG. In Global Wealth Management, stage 3 net expenses of USD 40 million were recognized, primarily across a small number of collateralized and securities-based lending positions. In Group Functions, stage 3 expenses of USD 42 million were recognized from one energy-related exposure in the Non-core and Legacy Portfolio.

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the year ended 31.12.20
Stages 1 and 2	(48)	(129)	0	(88)	0	(266)
Stage 3	(40)	(128)	(2)	(217)	(42)	(429)
Total credit loss (expense) / release	(88)	(257)	(2)	(305)	(42)	(695)

For the year ended 31.12.19
Stages 1 and 2	3	23	0	(4)	0	22
Stage 3	(23)	(44)	0	(26)	(7)	(100)
Total credit loss (expense) / release	(20)	(21)	0	(30)	(7)	(78)

For the year ended 31.12.18
Stages 1 and 2	0	0	0	(9)	0	(9)
Stage 3	(15)	(56)	0	(29)	(8)	(109)
Total credit loss (expense) / release	(15)	(56)	0	(38)	(8)	(117)

Note 20  Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

Refer to Note 1a for information about the principles governing ECL models, scenarios, scenario weights and key inputs applied.

During 2020, management carefully considered guidance issued by supervisory authorities concerning the interpretation of key elements of IFRS 9, Financial instruments, in the context of COVID-19.

Governance

Comprehensive cross-functional and cross-divisional governance processes are in place and used to discuss and approve scenario updates and weights, to assess whether significant increases in credit risk resulted in stage transfers, to review model outputs and to reach conclusions regarding post-model adjustments.

Model changes

During 2020, the probability of default (PD) and loss given default (LGD) models applied to Financial intermediaries, Large corporate clients, Real estate financing and SME clients were revised to reflect updates to PD and LGD risk drivers and macroeconomic dependencies.

The model updates resulted in a USD 32 million decrease in ECL allowances, primarily in Personal & Corporate Banking across Financial intermediaries, Real estate financing and SME clients.

Scenario and key input updates

During 2020, the four scenarios and related macroeconomic factors that were applied at the end of 2019 were reviewed in light of the economic and political conditions and prevailing uncertainties through a series of governance meetings, with input from UBS AG risk and finance experts across the regions and business divisions. Scenario assumptions are benchmarked against external data, e.g., from Bloomberg Consensus, Oxford Economics and the International Monetary Fund World Economic Outlook (IMF WEO). The hypothetical scenarios, in particular the upside and mild downside scenarios, were viewed less plausible. Given the considerable uncertainties associated with the economic conditions, an exceptional interim design of these scenarios was not deemed appropriate. Therefore, management concluded that the probability weights of the upside and the mild downside scenarios would be set to zero.

The baseline scenario, which is aligned to the economic and market assumptions used for UBS AG’s business planning purposes, and the severe downside scenario, which is the Group’s binding stress scenario, were updated throughout 2020 using the most recent available macroeconomic and market information.

The baseline scenario updates during the first half of 2020 assumed a deterioration of GDP in relevant markets, especially in the US and in Switzerland, increasing unemployment, including a sharp increase in the US to previously unseen levels, lower equity prices and higher market volatility. House prices were assumed to be largely flat in Switzerland over 2020 but to decrease in the US. Overall, only modest economic improvements were expected from the second half of 2020. The severe downside assumptions were considered to be consistent with assumptions for COVID-19-related disruption but to a significantly more adverse degree than what was considered under the baseline scenario, with a full year contraction expected to continue into 2021 and only a moderate recovery starting from the end of 2021.

Improvements in macroeconomic forward-looking assumptions started from the third quarter 2020, with the fourth quarter 2020 in particular including more optimistic assumptions for the baseline, with increased GDP growth forecasts and lower unemployment levels in the US and in Switzerland in particular, given improvements in economic activity as well as greater optimism regarding the availability and effective distribution of vaccines and continued government support. In addition, the assumptions for the severe downside scenario were made less pessimistic in the second half of 2020.

The table on the following page details the key assumptions for the baseline and severe downside scenarios applied as of 31 December 2020. The outlook of the one-year and three-year cumulative GDP growth rates in the baseline are significantly higher than those seen at the end of 2019, as the economy is expected to recover from the sharp contractions seen in mid-2020. However, GDP levels are expected to remain below 31 December 2019 levels until 2022 in the US and Switzerland, and until 2023 in the Eurozone. The GDP growth rates in the severe downside scenario are also higher, to reflect the recovery from the weaker starting levels. Under the baseline scenario, US unemployment is expected to decline to 5.5% by the end of the first year and to 4.5% by the end of the third year. Unemployment rates in the Eurozone and Switzerland are expected to rise modestly in the first year in the baseline scenario but to recover by the end of the third year. The severe downside scenario includes marked increases in unemployment.

Consolidated financial statements | UBS AG consolidated financial statements

Note 20  Expected credit loss measurement (continued)

Scenario weights and post-model adjustments

As a consequence of the exceptional circumstances and prevailing uncertainties during 2020 and as at 31 December 2020, the weight allocations shifted significantly since 2019, with the baseline scenario weighted at 70% and the severe downside scenario at 30% through the end of the third quarter of 2020, to best reflect management’s sentiment regarding the boundaries of economic outcomes. During the fourth quarter of 2020, changes in the macro-economic environment generally included more optimistic forward-looking assumptions as stated above. However, developments as at 31 December 2020, including an increase in infection and hospitalization rates, as well as strict lockdowns in many jurisdictions, led to a continued high level of uncertainty in relation to the effects of the pandemic and its impact on the global economy. These developments gave rise to questions around whether the assumptions will play out as forecasted. As a consequence, in the fourth quarter 2020, management decreased the weight placed on the baseline scenario from 70% to 60% and increased the weight placed on the severe downside scenario from 30% to 40%, and applied additionally a post-model adjustment of USD 117 million to offset the stage 1 and 2 ECL releases which would have otherwise arisen from the scenario update effects.

ECL scenario	Assigned weights in %
	31.12.20	31.12.19
Upside	0.0	7.5
Baseline	60.0	42.5
Mild downside	0.0	35.0
Severe downside	40.0	15.0

Scenario assumptions	One year		Three years cumulative
31.12.20	Baseline	Severe downside	Baseline	Severe downside
Real GDP growth (% change)
United States	2.7	(5.9)	9.1	(3.8)
Eurozone	2.5	(8.7)	9.9	(10.3)
Switzerland	3.3	(6.6)	9.0	(5.7)
Consumer price index (% change)
United States	1.7	(1.2)	5.5	0.4
Eurozone	1.4	(1.3)	3.9	(1.7)
Switzerland	0.3	(1.8)	0.9	(1.6)
Unemployment rate (end-of-period level, %)[1]
United States	5.5	12.1	4.5	9.9
Eurozone	9.5	14.1	8.0	16.4
Switzerland	3.8	6.1	3.2	6.8
Fixed income: 10-year government bonds (change in yields, basis points)
USD	22.0	(50.0)	46.0	(15.0)
EUR	4.0	(35.0)	21.0	(25.0)
CHF	13.0	(70.0)	31.0	(35.0)
Equity indices (% change)
S&P 500	(2.9)	(50.2)	(1.7)	(40.1)
EuroStoxx 50	3.8	(57.6)	13.5	(50.4)
SPI	(0.8)	(53.6)	5.8	(44.2)
Swiss real estate (% change)
Single-Family Homes	3.4	(17.0)	7.1	(30.0)
Other real estate (% change)
United States (S&P / Case-Shiller)	2.5	(15.3)	9.2	(28.7)
Eurozone (House Price Index)	1.1	(22.9)	7.2	(35.4)

1 2020 unemployment rate is presented as an end-of-period level. 2019 unemployment rate was presented as a change in levels. The 2020 change in level would have been: One year shock in the baseline scenario: United States: -3.5%, Eurozone: 0.4% and Switzerland: 0.4% and for the global crisis scenario: United States: 3.1%, Eurozone: 5.0% and Switzerland: 2.6%. Three year shock in the baseline scenario: United States: -4.5%, Eurozone: -1.2% and Switzerland: -0.2% and for the global crisis scenario: United States: 0.9%, Eurozone: 7.2% and Switzerland: 3.4%

Note 20  Expected credit loss measurement (continued)

Scenario assumptions	One year		Three years cumulative
31.12.19	Baseline	Severe downside	Baseline	Severe downside
Real GDP growth (% change)
United States	1.9	(6.4)	6.4	(4.3)
Eurozone	1.0	(9.1)	2.8	(10.8)
Switzerland	1.5	(7.0)	4.8	(6.2)
Consumer price index (% change)
United States	1.8	(1.2)	6.2	0.4
Eurozone	1.3	(1.3)	4.3	(1.7)
Switzerland	0.8	(1.8)	2.7	(1.6)
Unemployment rate (change, percentage points)
United States	(0.4)	5.7	(0.5)	5.6
Eurozone	(0.1)	5.6	(0.2)	7.9
Switzerland	0.1	2.6	0.3	3.6
Fixed income: 10-year government bonds (change in yields, basis points)
USD	0.2	(100.0)	10.1	(75.0)
EUR	8.4	(30.0)	28.2	(20.0)
CHF	9.5	(70.0)	30.0	(35.0)
Equity indices (% change)
S&P 500	3.5	(53.0)	9.5	(42.9)
EuroStoxx 50	0.5	(60.0)	4.4	(52.9)
SPI	1.4	(56.2)	5.3	(46.8)
Swiss real estate (% change)
Single-Family Homes	0.1	(15.2)	2.3	(27.0)
Other real estate (% change)
United States (S&P / Case-Shiller)	4.0	(13.3)	16.7	(23.4)
Eurozone (House Price Index)	1.2	(23.0)	2.2	(33.2)

c) Development of ECL allowances and provisions

The ECL allowances and provisions recognized in the period are impacted by a variety of factors, such as:

–   origination of new instruments during the period;

–   effect of passage of time as the ECLs on an instrument for the remaining lifetime decrease (all other factors remaining the same);

–   discount unwind within ECLs as it is measured on a present value basis;

–   derecognition of instruments in the period;

–   change in individual asset quality of instruments;

–   effect of updating forward-looking scenarios and the respective weights;

–   movements from a maximum 12-month ECL to the recognition of lifetime ECLs (and vice versa) following transfers between stages 1 and 2;

–   movements from stages 1 and 2 to stage 3 (credit-impaired status) when default has become certain and probability of default (PD) increases to 100% (or vice versa);

–   changes in models or updates to model parameters; and

–   foreign exchange translations for assets denominated in foreign currencies and other movements.

Consolidated financial statements | UBS AG consolidated financial statements

Note 20  Expected credit loss measurement (continued)

The following table explains the changes in the ECL allowances and provisions for on- and off-balance sheet financial instruments and other credit lines in scope of ECL requirements between the beginning and the end of the period due to the factors listed on the previous page.

Development of ECL allowances and provisions
USD million	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2019	(1,029)	(181)	(160)	(688)
Net movement from new and derecognized transactions[1]	(28)	(90)	17	46
of which: Private clients with mortgages	(2)	(3)	2	0
of which: Real estate financing	(3)	(5)	2	0
of which: Large corporate clients	(32)	(29)	(4)	0
of which: SME clients	(16)	(14)	(3)	0
of which: Other	26	(39)	20	46
of which: Securities financing transactions REIT	32	(1)	15	17
of which: Loans to financial advisors	9	(1)	9	0
of which: Lombard loans	23	(6)	0	29
of which Financial intermediaries	(20)	(15)	(5)	0
Remeasurements with stage transfers[2]	(427)	45	(134)	(338)
of which: Private clients with mortgages	(19)	(2)	(17)	0
of which: Real estate financing	(6)	3	(9)	0
of which: Large corporate clients	(224)	34	(83)	(175)
of which: SME clients	(43)	(1)	(11)	(31)
of which: Other	(134)	11	(14)	(131)
of which: Securities financing transactions REIT	(36)	0	(18)	(19)
of which: Loans to financial advisors	(12)	7	(7)	(11)
of which: Lombard loans	(36)	0	0	(36)
of which Commodity Trade Finance	(59)	0	0	(59)
Remeasurements without stage transfers[3]	(271)	(88)	(47)	(136)
of which: Private clients with mortgages	(34)	(19)	(8)	(7)
of which: Real estate financing	(14)	(4)	(11)	1
of which: Large corporate clients	(149)	(53)	(17)	(79)
of which: SME clients	(13)	0	(7)	(6)
of which: Other	(60)	(11)	(4)	(44)
of which: Loans to financial advisors	(18)	(12)	(3)	(3)
of which: Lombard loans	(3)	6	0	(9)
of which: Credit cards	(12)	0	0	(12)
Model changes[4]	32	21	11	0
Total ECL allowance movements with profit or loss impact[5]	(694)	(112)	(154)	(429)
Write-offs, FX and other movements (without profit or loss impact)[6]	254	(14)	(19)	287
Balance as of 31 December 2020	(1,468)	(306)	(333)	(829)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 Includes ECL movements from new and derecognized transactions, remeasurement changes, model and methodology changes.    6 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

In 2020, ECL allowances and provisions increased by USD 694 million from net credit loss expenses impacting profit or loss:

–   a USD 28 million net increase from new and derecognized transactions that resulted from a USD 90 million stage 1 increase primarily in Large corporate clients and SME clients, offset by a USD 63 million net release from stage 2 and 3 transactions, driven by transactions that were terminated before their contractual maturity, mainly in Lombard lending and Securities financing transactions Real estate investment trusts (SFT-REITs);

–   a USD 697 milli ☐ n net increase from book quality movements that resulted from a USD 427 million net increase from transactions moving from stages 1 and 2 into stages 2 and 3, respectively, of which approximately half related to Large corporate clients, with further substantial effects from Commodity trade finance, SME clients, SFT REITs and Lombard loans, and USD 271 million from remeasurements without stage transfers, approximately half relating to Large corporate clients, and another significant portion relating to real estate related lending, primarily due to the updates of macroeconomic factors;

–   a USD 32 million net decrease that resulted from a number of model revisions, primarily impacting Financial intermediaries, Real estate financing and SME clients, from updates to the PD and LGD risk drivers and macroeconomic dependencies.

In addition to the movements impacting profit or loss, allowances decreased by USD 346 million as a result of a number of write offs. A further USD 75 million allowance increase resulted from foreign exchange movements, almost entirely due to the Swiss franc strengthening against the US dollar.

Note 20  Expected credit loss measurement (continued)

The following table explains the changes in the ECL allowances and provisions for on- and off-balance sheet financial instruments and other credit lines in scope of ECL requirements between the beginning and the end of the prior period due to the factors listed earlier in this note.

USD million	Total	Stage 1	Stage 2	Stage 3
Balance as of 31 December 2018	(1,054)	(176)	(183)	(695)
Net movement from new and derecognized transactions[1]	(53)	(66)	10	3
of which: Private clients with mortgages	(1)	(4)	3	0
of which: Real estate financing	(3)	(5)	2	0
of which: Large corporate clients	(6)	(14)	8	0
of which: SME clients	(16)	(14)	(2)	0
Remeasurements with stage transfers[2]	(125)	14	(35)	(105)
of which: Private clients with mortgages	(5)	1	(5)	(1)
of which: Real estate financing	5	4	1	0
of which: Large corporate clients	(45)	4	(11)	(38)
of which: SME clients	(64)	2	(11)	(55)
Remeasurements without stage transfers[3]	73	31	41	1
of which: Private clients with mortgages	22	2	30	(9)
of which: Real estate financing	1	0	0	1
of which: Large corporate clients	(24)	(10)	0	(14)
of which: SME clients	35	9	10	17
Model changes[4]	26	17	9	0
Total ECL allowance movements with profit or loss impact[5]	(78)	(4)	25	(100)
Write-offs, FX and other movements (without profit or loss impact)[6]	105	(1)	(2)	108
Balance as of 31 December 2019	(1,029)	(181)	(160)	(688)

1 Represents the increase and decrease in allowances and provisions resulting from financial instruments (including guarantees and facilities) that were newly originated, purchased or renewed and from the final derecognition of loans or facilities on their maturity date or earlier.    2 Represents the remeasurement between 12-month and lifetime ECL due to stage transfers.    3 Represents the change in allowances and provisions related to changes in model inputs or assumptions, including changes in forward-looking macroeconomic conditions, changes in the exposure profile, PD and LGD changes, and unwinding of the time value.    4 Represents the change in the allowances and provisions related to changes in models and methodologies.    5 To align to the table format for the 2020 ECL allowance and provision movement, UBS has adjusted the 2019 table format. Includes ECL movements from new and derecognized transactions, remeasurement changes, model and methodology changes.    6 Represents the decrease in allowances and provisions resulting from write-offs of the ECL allowance against the gross carrying amount when all or part of a financial asset is deemed uncollectible or forgiven and movements in foreign exchange rates.

As explained in Note 1a, the assessment of an SICR considers a number of qualitative and quantitative factors to determine whether a stage transfer between stage 1 and stage 2 is required. The primary assessment considers changes in probability of default (PD) based on rating analyses and economic outlook. Additionally, UBS AG considers counterparties that have moved to a credit watch list and those with payments that are at least 30 days past due.

Stage 2 classification by trigger	ECL allowances / provisions as of 31 December 2020
USD million	Stage 2	of which: PD layer	of which: watch list	of which: ≥30 days past due
On-and off-balance sheet	(333)	(252)	(41)	(40)
of which: Private clients with mortgages	(93)	(83)	0	(11)
of which: Real estate financing	(53)	(45)	(2)	(6)
of which: Large corporate clients	(110)	(89)	(20)	0
of which: SME clients	(38)	(16)	(16)	(5)
of which: Financial intermediaries and hedge funds	(19)	(19)	0	0
of which: Loans to financial advisors	(5)	0	(1)	(4)
of which: Credit cards	(14)	0	0	(14)
of which: Other	(2)	0	(2)	0

Consolidated financial statements | UBS AG consolidated financial statements

Note 20  Expected credit loss measurement (continued)

d) Maximum exposure to credit risk

The tables below and on the following page provide UBS AG’s maximum exposure to credit risk for financial instruments subject to ECL requirements and the respective collateral and other credit enhancements mitigating credit risk for these classes of financial instruments.

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

Maximum exposure to credit risk
	31.12.20
		Collateral[1]				Credit enhancements[1]			Exposure to credit risk after collateral and credit enhancements
USD billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[2]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet
Cash and balances at central banks	158.2								158.2
Loans and advances to banks[3]	15.3		0.1						15.2
Receivables from securities financing transactions	74.2	0.0	67.1		7.0				0.0
Cash collateral receivables on derivative instruments[4,5]	32.7					21.1			11.6
Loans and advances to customers[6]	381.0	27.0	118.2	194.6	21.7		0.0	4.4	15.1
Other financial assets measured at amortized cost	27.2	0.1	0.2	0.0	1.3				25.5
Total financial assets measured at amortized cost	688.7	27.2	185.7	194.6	30.1	21.1	0.0	4.4	225.6
Financial assets measured at fair value through other comprehensive income – debt	8.3								8.3
Total maximum exposure to credit risk reflected on the balance sheet in scope of ECL	697.0	27.2	185.7	194.6	30.1	21.1	0.0	4.4	233.9
Guarantees[7]	17.0	0.7	5.0	0.2	1.7			2.5	7.0
Loan commitments[7]	41.2	0.0	4.2	2.1	6.8		0.4	2.4	25.3
Forward starting transactions, reverse repurchase and securities borrowing agreements	3.2		3.2						0.0
Committed unconditionally revocable credit lines	42.0	0.1	10.3	6.2	2.7			0.0	22.7
Total maximum exposure to credit risk not reflected on the balance sheet, in scope of ECL	103.5	0.8	22.7	8.5	11.2	0.0	0.4	4.9	54.9
	31.12.19
		Collateral[1]				Credit enhancements[1]			Exposure to credit risk after collateral and credit enhancements
USD billion	Maximum exposure to credit risk	Cash collateral received	Collateralized by securities	Secured by real estate	Other collateral[2]	Netting	Credit derivative contracts	Guarantees
Financial assets measured at amortized cost on the balance sheet
Cash and balances at central banks	107.1								107.1
Loans and advances to banks[3]	12.4		0.0						12.3
Receivables from securities financing transactions	84.2		77.6		5.8				0.8
Cash collateral receivables on derivative instruments[4,5]	23.3					14.4			8.9
Loans and advances to customers[6]	328.0	19.4	101.4	174.7	17.1			1.1	14.3
Other financial assets measured at amortized cost	23.0	0.1	0.4	0.0	1.3				21.2
Total financial assets measured at amortized cost	578.0	19.5	179.4	174.7	24.3	14.4	0.0	1.1	164.6
Financial assets measured at fair value through other comprehensive income – debt	6.3								6.3
Total maximum exposure to credit risk reflected on the balance sheet in scope of ECL	584.3	19.5	179.4	174.7	24.3	14.4	0.0	1.1	171.0
Guarantees[7]	18.1	1.0	3.0	0.1	1.7			2.5	9.8
Loan commitments[7]	27.5	0.2	1.9	1.3	5.8		0.2	0.2	18.0
Forward starting transactions, reverse repurchase and securities borrowing agreements	1.7		1.7						0.0
Committed unconditionally revocable credit lines	36.9	0.3	8.3	4.9	3.6			0.0	19.8
Total maximum exposure to credit risk not reflected on the balance sheet, in scope of ECL	84.2	1.5	14.9	6.3	11.0	0.0	0.2	2.8	47.6

1 Of which: USD 1,983 million for 31 December 2020 (31 December 2019: USD 1,720 million) relates to total credit-impaired financial assets measured at amortized cost and USD 154 million for 31 December 2020 (31 December 2019: USD 27 million) to total off-balance sheet financial instruments and other credit lines for credit-impaired positions.    2 Includes but is not limited to life insurance contracts, inventory, mortgage loans, gold and other commodities.    3 Loans and advances to banks include amounts held with third-party banks on behalf of clients. The credit risk associated with these balances may be borne by those clients.    4 Included within Cash collateral receivables on derivative instruments are margin balances due from exchanges or clearing houses. Some of these margin balances reflect amounts transferred on behalf of clients who retain the associated credit risk.    5 The amount shown in the “Netting” column represents the netting potential not recognized on the balance sheet. Refer to Note 22 for more information.    6 Collateral arrangements generally incorporate a range of collateral, including cash, securities, property and other collateral.    7 The amount shown in the “Guarantees” column includes sub-participations.

Note 20  Expected credit loss measurement (continued)

e) Financial assets subject to credit risk by rating category

The table below shows the credit quality and the maximum exposure to credit risk based on the Group’s internal credit rating system and year-end stage classification. Under IFRS 9, the credit risk rating reflects the Group’s assessment of the probability of default of individual counterparties, prior to substitutions. The amounts presented are gross of impairment allowances.

›   Refer to the “Risk management and control” section of this report for more details regarding the Group’s internal grading system

Financial assets subject to credit risk by rating category
USD million	31.12.20
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks	156,250	1,981	0	0	0	0	158,231	0	158,231
of which: stage 1	156,250	1,981	0	0	0	0	158,231	0	158,231
Loans and advances to banks	543	12,029	1,344	1,182	260	1	15,360	(16)	15,344
of which: stage 1	543	11,974	1,277	1,145	231	0	15,170	(9)	15,160
of which: stage 2	0	55	67	37	29	0	189	(5)	184
of which: stage 3	0	0	0	0	0	1	1	(1)	0
Receivables from securities financing transactions	22,998	16,009	15,367	17,995	1,842	0	74,212	(2)	74,210
of which: stage 1	22,998	16,009	15,367	17,995	1,842	0	74,212	(2)	74,210
Cash collateral receivables on derivative instruments	8,196	13,477	7,733	3,243	88	0	32,737	0	32,737
of which: stage 1	8,196	13,477	7,733	3,243	88	0	32,737	0	32,737
Loans and advances to customers	5,813	215,755	67,270	69,217	21,038	2,943	382,036	(1,060)	380,977
of which: stage 1	5,813	214,418	63,000	59,447	15,860	0	358,538	(142)	358,396
of which: stage 2	0	1,338	4,269	9,770	5,178	0	20,556	(215)	20,341
of which: stage 3	0	0	0	0	0	2,943	2,943	(703)	2,240
Other financial assets measured at amortized cost	15,404	4,043	280	6,585	481	560	27,352	(133)	27,219
of which: stage 1	15,404	4,040	269	6,334	389	0	26,435	(34)	26,401
of which: stage 2	0	3	11	251	91	0	357	(9)	348
of which: stage 3	0	0	0	0	0	560	560	(90)	469
Total financial assets measured at amortized cost	209,204	263,295	91,993	98,223	23,709	3,505	689,929	(1,211)	688,717
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments	3,212	5,014	0	32	0	0	8,258	0	8,258
Total on balance sheet financial instruments	212,417	268,309	91,993	98,255	23,709	3,505	698,187	(1,211)	696,976

Off-balance sheet positions subject to expected credit loss by rating category
USD million	31.12.20
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off - balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet financial instruments
Guarantees	3,482	4,623	3,522	4,293	991	170	17,081	(63)
of which: stage 1	3,482	4,219	2,688	3,558	739	0	14,687	(14)
of which: stage 2	0	404	834	736	252	0	2,225	(15)
of which: stage 3	0	0	0	0	0	170	170	(34)
Irrevocable loan commitments	3,018	14,516	8,583	9,302	5,850	104	41,372	(142)
of which: stage 1	3,018	13,589	6,873	8,739	4,676	0	36,894	(74)
of which: stage 2	0	927	1,711	563	1,174	0	4,374	(68)
of which: stage 3	0	0	0	0	0	104	104	0
Forward starting reverse repurchase and securities borrowing agreements	82	150	0	3,015	0	0	3,247	0
Total off balance sheet financial instruments	6,583	19,289	12,105	16,610	6,840	273	61,700	(205)
Other credit lines
Committed unconditionally revocable credit lines	574	15,448	5,958	8,488	11,501	108	42,077	(50)
of which: stage 1	574	14,883	4,517	6,609	10,593	0	37,176	(29)
of which: stage 2	0	565	1,441	1,879	908	0	4,792	(21)
of which: stage 3	0	0	0	0	0	108	108	0
Irrevocable committed prolongation of existing loans	14	1,349	931	632	357	0	3,282	(2)
of which: stage 1	14	1,349	930	630	355	0	3,277	(2)
of which: stage 2	0	1	1	2	1	0	5	0
of which: stage 3	0	0	0	0	0	0	0	0
Total other credit lines	588	16,797	6,889	9,119	11,858	109	45,359	(52)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information about rating categories.

Consolidated financial statements | UBS AG consolidated financial statements

Note 20  Expected credit loss measurement (continued)

Financial assets subject to credit risk by rating category
USD million	31.12.19
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total gross carrying amount	ECL allowances	Net carrying amount (maximum exposure to credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks	105,195	1,873	0	0	0	0	107,068	0	107,068
of which: stage 1	105,195	1,873	0	0	0	0	107,068	0	107,068
Loans and advances to banks	309	9,764	1,326	687	298	1	12,386	(6)	12,379
of which: stage 1	309	9,764	1,326	677	228	0	12,303	(4)	12,298
of which: stage 2	0	0	0	10	71	0	81	(1)	80
of which: stage 3	0	0	0	0	0	1	1	(1)	0
Receivables from securities financing transactions	21,089	16,889	14,366	28,815	3,088	0	84,246	(2)	84,245
of which: stage 1	21,089	16,889	14,366	28,815	3,088	0	84,246	(2)	84,245
Cash collateral receivables on derivative instruments	4,899	10,553	5,033	2,765	39	0	23,289	0	23,289
of which: stage 1	4,899	10,553	5,033	2,765	39	0	23,289	0	23,289
Loans and advances to customers	1,744	176,189	59,240	70,528	18,748	2,308	328,756	(764)	327,992
of which: stage 1	1,744	175,534	56,957	62,435	14,117	0	310,787	(82)	310,705
of which: stage 2	0	655	2,283	8,093	4,631	0	15,661	(123)	15,538
of which: stage 3	0	0	0	0	0	2,308	2,308	(559)	1,749
Other financial assets measured at amortized cost	13,030	1,592	390	7,158	312	672	23,154	(143)	23,012
of which: stage 1	13,030	1,581	381	6,747	280	0	22,019	(35)	21,985
of which: stage 2	0	11	9	412	32	0	463	(13)	451
of which: stage 3	0	0	0	0	0	672	672	(95)	576
Total financial assets measured at amortized cost	146,267	216,860	80,354	109,952	22,485	2,981	578,899	(915)	577,985
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments	5,854	450	0	41	0	0	6,345	0	6,345
Total on balance sheet financial instruments	152,120	217,309	80,354	109,994	22,485	2,981	585,245	(915)	584,329

Off-balance sheet positions subject to expected credit loss by rating category
USD million	31.12.19
Rating category[1]	0–1	2–3	4–5	6–8	9–13	Credit-impaired (defaulted)	Total off - balance sheet exposure (maximum exposure to credit risk)	ECL provisions
Off-balance sheet financial instruments
Guarantees	857	4,932	6,060	5,450	761	82	18,142	(42)
of which: stage 1	857	4,931	6,048	5,218	704	0	17,757	(8)
of which: stage 2	0	1	12	233	57	0	304	(1)
of which: stage 3	0	0	0	0	0	82	82	(33)
Irrevocable loan commitments	2,548	10,068	4,862	5,859	4,160	50	27,547	(35)
of which: stage 1	2,548	10,068	4,862	5,722	3,878	0	27,078	(30)
of which: stage 2	0	0	0	137	282	0	419	(5)
of which: stage 3	0	0	0	0	0	50	50	0
Forward starting reverse repurchase and securities borrowing agreements	0	672	50	936	0	0	1,657	0
Total off balance sheet financial instruments	3,405	15,672	10,972	12,245	4,922	132	47,347	(77)
Other credit lines
Committed unconditionally revocable credit lines	632	14,346	6,231	7,169	8,554	46	36,979	(34)
of which: stage 1	632	14,309	6,120	6,789	7,885	0	35,735	(17)
of which: stage 2	0	37	111	380	669	0	1,197	(17)
of which: stage 3	0	0	0	0	0	46	46	0
Irrevocable committed prolongation of existing loans	25	1,399	870	633	359	4	3,289	(3)
of which: stage 1	25	1,399	870	633	359	0	3,285	(3)
of which: stage 2	0	0	0	0	0	0	0	0
of which: stage 3	0	0	0	0	0	4	4	0
Total other credit lines	657	15,745	7,101	7,801	8,913	50	40,268	(37)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information about rating categories.

Note 20  Expected credit loss measurement (continued)

f) Sensitivity information

As outlined in Note 1a, ECL estimates involve significant uncertainties at the time they are made.

ECL model

The models applied to determine point-in-time PDs and LGDs rely on market and statistical data, which has been found to correlate well with historically observed defaults in sufficiently homogeneous segments. The risk sensitivities for each of the IFRS 9 ECL reporting segments to such factors are summarized in Note 9.

Forward-looking scenarios

Depending on the scenario selection and related macro-economic assumptions for the risk factors, the components of the relevant weighted average ECL change. This is particularly relevant for interest rates, which can move in both directions under a given growth assumption (for example, low growth with high interest rates in a stagflation scenario, versus low growth and falling interest rates in a recession). Management generally look for scenario narratives that reflect the key risk drivers of a given credit portfolio.

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

Potential effect on stage 1 and stage 2 positions from changing key parameters as at 31 December 2020

USD million	Baseline	Severe downside	Weighted average
Change in key parameters
Fixed income: 10-year government bonds (absolute change)
–0.5%	(1.36)	(1.84)	(1.93)
+0.5%	2.10	3.19	3.23
+1.00%	5.69	6.86	7.19
Unemployment rate (absolute change)
–1.00%	(7.40)	(63.01)	(27.83)
–0.5%	(3.78)	(33.54)	(15.67)
+0.5%	4.15	36.97	16.99
+1.00%	8.50	75.93	33.74
Real GDP growth (relative change)
-2.00%	3.72	16.14	9.10
-1.00%	1.86	9.84	5.09
+1.00%	(1.46)	(3.30)	(2.36)
+2.00%	(2.97)	(9.44)	(5.93)
House Price Index (relative change)
–5.00%	8.04	144.34	51.46
–2.50%	3.45	65.80	23.28
+2.50%	(2.79)	(56.60)	(19.09)
+5.00%	(5.16)	(105.61)	(35.29)
Equity (S&P500, EuroStoxx, SMI) (relative change)
–10.00%	3.94	9.66	6.78
–5.00%	1.91	4.29	3.34
+5.00%	(8.30)	(4.23)	(7.27)
+10.00%	(10.14)	(8.58)	(10.22)

Consolidated financial statements | UBS AG consolidated financial statements

Note 20  Expected credit loss measurement (continued)

Sensitivities can be more meaningfully assessed in the context of coherent scenarios with consistently developed macroeconomic factors. The table on the previous page outlines favorable and unfavorable effects, based on reasonably possible alternative changes to the economic conditions for stage 1 and stage 2 positions. The ECL impact is calculated for material portfolios and disclosed for each scenario.

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

As shown in the table on the bottom of this page, the ECL for stage 1 and stage 2 positions would have been USD 442 million (31 December 2019: USD 234 million) instead of USD 639 million (31 December 2019: USD 341 million) if ECL had been determined solely on the baseline scenario. The weighted average ECL therefore amounts to 145% (31 December 2019: 149%) of the baseline value.

Stage allocation and SICR

The determination of what constitutes a significant increase in credit risk (SICR) is based on management judgment as explained in Note 1a. Changing the SICR trigger will have a direct effect on ECLs, as more or fewer positions would be subject to lifetime ECLs under any scenario.

The relevance of the SICR trigger on overall ECL is demonstrated in the table below with the indication that the ECL allowances and provisions for stage 1 and stage 2 positions would have been USD 1,336 million if all non-impaired positions across the portfolio had been measured for lifetime ECLs irrespective of their actual SICR status. This amount compares to actual stage 1 and 2 allowances and provisions of USD 639 million as of 31 December 2020.

Maturity profile

The maturity profile of the assets is an important driver for changes in ECL due to transfers to stage 2 and from stage 2 to stage 1. The current maturity profile of most lending books is relatively short; hence a movement to stage 2 may have a limited effect on ECLs. A significant portion of our lending to SMEs is documented under multi-purpose credit agreements, which allow for various forms of utilization but are unconditionally cancelable by UBS AG at any time. The relevant maturity for drawings under such agreements with a fixed maturity is the respective term, or a maximum of 12 months in stage 1. For unused credit lines and all drawings that have no fixed maturity (e.g., current accounts), UBS AG generally applies a 12-month maturity from the reporting date, given the credit review policies, which require either continuous monitoring of key indicators and behavioral patterns for smaller positions or an annual formal review for any other limit. The ECLs for these products is sensitive to shortening or extending the maturity assumption.

Potential effect on stage 1 and stage 2 positions from changing scenario weights or moving to an ECL lifetime calculation as at 31 December 2020

	Actual ECL allowances and provisions (as per Note 9)		Pro forma ECL allowances and provisions, assuming application of 100% weighting				Pro forma ECL allowances and provisions, assuming all positions being subject to lifetime ECL
Scenarios	Weighted average		Baseline		Severe downside		Weighted average
USD million, except where indicated	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline	ECL	in % of baseline
Segmentation
Private clients with mortgages	(131)	244	(54)	100	(302)	562	(385)	717
Real estate financing	(76)	138	(55)	100	(123)	224	(131)	237
Large corporate clients	(206)	149	(138)	100	(298)	216	(307)	222
SME clients	(74)	115	(64)	100	(93)	144	(129)	200
Other segments	(152)	116	(131)	100	(183)	140	(385)	294
Total	(639)	145	(442)	100	(999)	226	(1,336)	302

Note 21   Fair value measurement

a) Valuation principles

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels in accordance with IFRS. The fair value hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which an instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Fair values are determined using quoted prices in active markets for identical assets or liabilities, where available. Where the market for a financial instrument or non-financial asset or liability is not active, fair value is established using a valuation technique, including pricing models. Valuation adjustments may be made to allow for additional factors, including model, liquidity, credit and funding risks, which are not explicitly captured within the valuation technique, but which would nevertheless be considered by market participants when establishing a price. The limitations inherent in a particular valuation technique are considered in the determination of the classification of an asset or liability within the fair value hierarchy. Generally, the unit of account for a financial instrument is the individual instrument, and UBS applies valuation adjustments at an individual instrument level, consistent with that unit of account. However, if certain conditions are met, UBS may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

›   Refer to Note 21d  for more information

b) Valuation governance

UBS’s fair value measurement and model governance framework includes numerous controls and other procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from the risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions.

Fair value estimates are validated by the risk and finance control functions, which are independent of the business divisions. Independent price verification is performed by Finance through benchmarking the business divisions’ fair value estimates with observable market prices and other independent sources. A governance framework and associated controls are in place in order to monitor the quality of third-party pricing sources where used. For instruments where valuation models are used to determine fair value, independent valuation and model control groups within Finance and Risk Control evaluate UBS’s models on a regular basis, including valuation and model input parameters, as well as pricing. As a result of the valuation controls employed, valuation adjustments may be made to the business divisions’ estimates of fair value to align with independent market data and the relevant accounting standard.

›   Refer to Note 21d  for more information

Consolidated financial statements | UBS AG consolidated financial statements

Note 21  Fair value measurement (continued)

c) Fair value hierarchy

The table below provides the fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value. The narrative that follows describes valuation techniques used in measuring their fair value of different product types (including significant valuation inputs and assumptions used), and the factors considered in determining their classification within the fair value hierarchy.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.12.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	107,526	15,630	2,337	125,492	113,635	12,248	1,812	127,695
of which:
Equity instruments	90,327	1,101	171	91,599	96,162	400	226	96,788
Government bills / bonds	9,028	2,207	10	11,245	9,630	1,770	64	11,464
Investment fund units	7,374	1,794	23	9,192	7,088	1,729	50	8,867
Corporate and municipal bonds	789	8,432	817	10,038	755	6,796	542	8,093
Loans	0	1,860	1,134	2,995	0	1,180	791	1,971
Asset-backed securities	8	236	181	425	0	372	140	512

Derivative financial instruments	795	157,069	1,754	159,618	356	120,224	1,264	121,843
of which:
Foreign exchange contracts	319	68,425	5	68,750	240	52,228	8	52,476
Interest rate contracts	0	50,353	537	50,890	6	42,288	263	42,558
Equity / index contracts	0	33,990	853	34,842	7	22,220	597	22,825
Credit derivative contracts	0	2,008	350	2,358	0	1,612	394	2,007
Commodity contracts	0	2,211	6	2,217	0	1,820	0	1,821

Brokerage receivables	0	24,659	0	24,659	0	18,007	0	18,007

Financial assets at fair value not held for trading	40,986	35,110	3,942	80,038	40,608	39,065	3,962	83,636
of which:
Financial assets for unit-linked investment contracts	20,628	101	2	20,731	27,568	118	0	27,686
Corporate and municipal bonds	290	16,957	372	17,619	653	18,732	0	19,385
Government bills / bonds	19,704	3,593	0	23,297	12,089	3,700	0	15,790
Loans	0	7,699	862	8,561	0	10,206	1,231	11,438
Securities financing transactions	0	6,629	122	6,751	0	6,148	147	6,294
Auction rate securities	0	0	1,527	1,527	0	0	1,536	1,536
Investment fund units	278	121	105	505	194	140	98	432
Equity instruments	86	0	544	631	103	4	451	559
Other	0	10	408	418	0	16	499	515

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	1,144	7,114	0	8,258	1,906	4,439	0	6,345
of which:
Asset-backed securities	0	6,624	0	6,624	0	3,955	0	3,955
Government bills / bonds	1,103	47	0	1,150	1,859	16	0	1,875
Corporate and municipal bonds	40	444	0	485	47	468	0	515

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	6,264	0	0	6,264	4,597	0	0	4,597

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	1	245	246	0	0	199	199

Total assets measured at fair value	156,716	239,583	8,278	404,576	161,102	193,983	7,237	362,322

Note 21  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.12.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	26,889	6,652	55	33,595	25,791	4,726	75	30,591
of which:
Equity instruments	22,519	425	40	22,985	22,526	149	59	22,734
Corporate and municipal bonds	31	4,048	9	4,089	40	3,606	16	3,661
Government bills / bonds	3,642	1,036	0	4,678	2,820	646	0	3,466
Investment fund units	696	1,127	5	1,828	404	294	0	698

Derivative financial instruments	746	156,884	3,471	161,102	385	118,498	1,996	120,880
of which:
Foreign exchange contracts	316	70,149	61	70,527	248	53,705	60	54,013
Interest rate contracts	0	43,389	527	43,916	7	36,434	130	36,571
Equity / index contracts	0	38,870	2,306	41,176	3	24,171	1,293	25,468
Credit derivative contracts	0	2,403	528	2,931	0	2,448	512	2,960
Commodity contracts	0	2,003	24	2,027	0	1,707	0	1,707

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	38,742	0	38,742	0	37,233	0	37,233

Debt issued designated at fair value	0	50,273	9,595	59,868	0	56,943	9,649	66,592

Other financial liabilities designated at fair value	0	29,682	2,091	31,773	0	35,119	1,039	36,157
of which:
Financial liabilities related to unit-linked investment contracts	0	20,975	0	20,975	0	28,145	0	28,145
Securities financing transactions	0	7,317	0	7,317	0	5,742	0	5,742
Over-the-counter debt instruments	0	1,363	697	2,060	0	1,231	791	2,022

Total liabilities measured at fair value	27,635	282,233	15,212	325,080	26,176	252,518	12,759	291,452

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

Consolidated financial statements | UBS AG consolidated financial statements

Note 21  Fair value measurement (continued)

Valuation techniques

UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flows, relative value and option pricing methodologies.

Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these cash flows using a discount rate or discount margin that reflects the credit and / or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a present value. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by using industry standard cash flow projection models. The discount factors within the calculation are generated using industry-standard yield curve modeling techniques and models.

Relative value models measure fair value based on the market prices of equivalent or comparable assets or liabilities, making adjustments for differences between the characteristics of the observed instrument and the instrument being valued.

Option pricing models incorporate assumptions regarding the behavior of future price movements of an underlying referenced asset or assets to generate a probability-weighted future expected payoff for the option. The resulting probability-weighted expected payoff is then discounted using discount factors generated from industry-standard yield curve modeling techniques and models. The option pricing model may be implemented using a closed-form analytical formula or other mathematical techniques (e.g., binomial tree or Monte Carlo simulation).

Where available, valuation techniques use market-observable assumptions and inputs. If such data is not available, inputs may be derived by reference to similar assets in active markets, from recent prices for comparable transactions or from other observable market data. In such cases, the inputs selected are based on historical experience and practice for similar or analogous instruments, derivation of input levels based on similar products with observable price levels, and knowledge of current market conditions and valuation approaches.

For more complex instruments, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry. Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation. Refer to Note 21f for more information. The discount curves used by UBS incorporate the funding and credit characteristics of the instruments to which they are applied.

Financial instruments excluding derivatives: valuation and classification in the fair value hierarchy

Product	Valuation and classification in the fair value hierarchy
Government bills and bonds	Valuation

–  Generally valued using prices obtained directly from the market.

–  Instruments not priced directly using active-market data are valued using discounted cash flow valuation techniques that incorporate market data for similar government instruments.

Fair value hierarchy

–  Generally traded in active markets with prices that can be obtained directly from these markets, resulting in classification as Level 1, while the remaining positions are classified as Level 2 and Level 3.

Corporate and municipal bonds	Valuation

–  Generally valued using prices obtained directly from the market for the security, or similar securities, adjusted for seniority, maturity and liquidity.

–  When prices are not available, instruments are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer or similar issuers.

–  For convertible bonds without directly comparable prices, issuances may be priced using a convertible bond model.

	Fair value hierarchy	– Generally classified as Level 1 or Level 2, depending on the depth of trading activity behind price sources. – Level 3 instruments have no suitable pricing information available.
Traded loans and loans measured at fair value	Valuation

–  Valued directly using market prices that reflect recent transactions or quoted dealer prices, where available.

–  Where no market price data is available, loans are valued by relative value benchmarking using pricing derived from debt instruments in comparable entities or different products in the same entity, or by using a credit default swap valuation technique, which requires inputs for credit spreads, credit recovery rates and interest rates. Recently originated commercial real estate loans are measured using a securitization approach based on rating agency guidelines.

Fair value hierarchy

–  Instruments with suitably deep and liquid pricing information are classified as Level 2.

–  Positions requiring the use of valuation techniques, or for which the price sources have insufficient trading depth, are classified as Level 3.

Note 21  Fair value measurement (continued)

Product	Valuation and classification in the fair value hierarchy
Investment fund units	Valuation	– Predominantly exchange-traded, with readily available quoted prices in liquid markets. – Where market prices are not available, fair value may be measured using net asset values (NAVs).
Fair value hierarchy

–  Listed units are classified as Level 1, provided there is sufficient trading activity to justify active-market classification, while other positions are classified as Level 2.

–  Positions for which NAVs are not available are classified as Level 3.

Asset-backed securities (ABS)	Valuation

–  For liquid securities, the valuation process will use trade and price data, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price data for instruments or indices with similar risk profiles.

	Fair value hierarchy	– RMBS, CMBS and other ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental data is not available, they are classified as Level 3.
Auction rate securities (ARS)	Valuation

–  Effective from the fourth quarter of 2020, ARS are valued utilizing a discounted cash flow methodology. The model captures interest rate risk emanating from the note coupon, credit risk attributable to the underlying closed-end fund investments, liquidity risk as a function of the level of trading volume in these positions, and extension risk as ARS are perpetual instruments that require an assumption regarding their maturity or issuer redemption date.

–  Previously, ARS were valued using market prices that reflected recent transactions after applying an adjustment for trade size or quoted dealer prices, where available. However, due to significant deterioration in the volume and size of transactions in relevant ARS markets following the outbreak of the COVID-19 pandemic, a model-based approach provides a superior indication of orderly exit prices until such time as markets re-develop.

	Fair value hierarchy	– Granular and liquid pricing information is generally not available for ARS. As a result, these securities are classified as Level 3.
Equity instruments	Valuation

–  Listed equity instruments are generally valued using prices obtained directly from the market.

–  Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are revalued when reliable evidence of price movement becomes available or when the position is deemed to be impaired.

	Fair value hierarchy	– The majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in Level 1 classification.
Financial assets for unit-linked investment contracts	Valuation	– The majority of assets are listed on exchanges and fair values are determined using quoted prices.
	Fair value hierarchy	– Most assets are classified as Level 1 if actively traded, or Level 2 if trading is not active. – Instruments for which prices are not readily available are classified as Level 3.
Securities financing transactions	Valuation	– These instruments are valued using discounted expected cash flow techniques. The discount rate applied is based on funding curves that are relevant to the collateral eligibility terms.
Fair value hierarchy

–  Collateral funding curves for these instruments are generally observable and, as a result, these positions are classified as Level 2.

–  Where the collateral terms are non-standard, the funding curve may be considered unobservable and these positions are classified as Level 3.

Brokerage receivables and payables	Valuation	– Fair value is determined based on the value of the underlying balances.
	Fair value hierarchy	– Due to their on-demand nature, these receivables and payables are deemed as Level 2.
Amounts due under unit-linked investment contracts	Valuation	– The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets.
	Fair value hierarchy	– The liabilities themselves are not actively traded, but are mainly referenced to instruments that are actively traded and are therefore classified as Level 2.

Consolidated financial statements | UBS AG consolidated financial statements

Note 21  Fair value measurement (continued)

Derivative instruments: valuation and classification in the fair value hierarchy

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

Uncollateralized and partially collateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in Note 21d, the fair value of uncollateralized and partially collateralized derivatives is then adjusted by credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustment (FVAs), as applicable, to reflect an estimation of the effect of counterparty credit risk, UBS’s own credit risk, and funding costs and benefits.

›   Refer to Note 10 for more information about derivative instruments

Derivative product	Valuation and classification in the fair value hierarchy
Interest rate contracts	Valuation

–  Interest rate swap contracts are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market-standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, forward rate agreement rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates.

–  Interest rate option contracts are valued using various market-standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlations.

–  When the maturity of an interest rate swap or option contract exceeds the term for which standard market quotes are observable for a significant input parameter, the contracts are valued by extrapolation from the last observable point using standard assumptions or by reference to another observable comparable input parameter to represent a suitable proxy for that portion of the term.

Fair value hierarchy

–  The majority of interest rate swaps are classified as Level 2 as the standard market contracts that form the inputs for yield curve models are generally traded in active and observable markets.

–  Options are generally treated as Level 2 as the calibration process enables the model output to be validated to active-market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options and more exotic products.

–  Interest rate swap or option contracts are classified as Level 3 when the terms exceed standard market-observable quotes.

–  Exotic options for which appropriate volatility or correlation input levels cannot be implied from observable market data are classified as Level 3.

Credit derivative contracts	Valuation

–  Credit derivative contracts are valued using industry-standard models based primarily on market credit spreads, upfront pricing points and implied recovery rates. Where a derivative credit spread is not directly available, it may be derived from the price of the reference cash bond.

–  Asset-backed credit derivatives are valued using a valuation technique similar to that of the underlying security with an adjustment to reflect the funding differences between cash and synthetic form.

Fair value hierarchy

–  Single-entity and portfolio credit derivative contracts are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data. Where the underlying reference name(s) are not actively traded and the correlation cannot be directly mapped to actively traded tranche instruments, these contracts are classified as Level 3.

–  Asset-backed credit derivatives follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

Note 21  Fair value measurement (continued)

Derivative product	Valuation and classification in the fair value hierarchy
Foreign exchange contracts	Valuation

–  Open spot FX contracts are valued using the FX spot rate observed in the market.

–  Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources.

–  OTC FX option contracts are valued using market-standard option valuation models. The models used for shorter-dated options (i.e., maturities of five years or less) tend to be different than those used for longer-dated options because the models needed for longer-dated OTC FX contracts require additional consideration of interest rate and FX rate interdependency.

–  The valuation for multi-dimensional FX options uses a multi-local volatility model, which is calibrated to the observed FX volatilities for all relevant FX pairs.

Fair value hierarchy

–  The markets for FX spot and FX forward pricing points are both actively traded and observable and therefore such FX contracts are generally classified as Level 2.

–  A significant proportion of OTC FX option contracts are classified as Level 2 as inputs are derived mostly from standard market contracts traded in active and observable markets.

–  OTC FX option contracts classified as Level 3 include multi-dimensional FX options and long-dated FX exotic option contracts where there is no active market from which to derive volatility or correlation inputs.

Equity / index contracts	Valuation

–  Equity forward contracts have a single stock or index underlying and are valued using market-standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market). Estimated cash flows are then discounted using market-standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. When no market data is available for the instrument maturity, they are valued by extrapolation of available data, use of historical dividend data, or use of data for a related equity.

–  Equity option contracts are valued using market-standard models that estimate the equity forward level as described for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market-standard discounted cash flow models applying a rate that reflects the appropriate funding rate for that portion of the portfolio. When volatility, forward or correlation inputs are not available, they are valued using extrapolation of available data, historical dividend, correlation or volatility data, or the equivalent data for a related equity.

Fair value hierarchy

–  As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2.

–  Equity option positions for which inputs are derived from standard market contracts traded in active and observable markets are also classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable.

Commodity contracts	Valuation

–  Commodity forward and swap contracts are measured using market-standard models that use market forward levels on standard instruments.

–  Commodity option contracts are measured using market-standard option models that estimate the commodity forward level as described for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices.

	Fair value hierarchy	– Individual commodity contracts are typically classified as Level 2, because active forward and volatility market data is available.

Consolidated financial statements | UBS AG consolidated financial statements

Note 21  Fair value measurement (continued)

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

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters becomes observable or when the transaction is closed out.

The table below summarizes the changes in deferred day-1 profit or loss reserves during the respective period.

Deferred day-1 profit or loss reserves
USD million	2020	2019	2018
Reserve balance at the beginning of the year	146	255	338
Profit / (loss) deferred on new transactions	362	171	341
(Profit) / loss recognized in the income statement	(238)	(278)	(417)
Foreign currency translation	0	(2)	(6)
Reserve balance at the end of the year	269	146	255

Own credit

Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants.

Changes in the fair value of financial liabilities designated at fair value through profit or loss related to own credit are recognized in Other comprehensive income directly within Retained earnings, with no reclassification to the income statement in future periods. This presentation does not create or increase an accounting mismatch in the income statement, as UBS does not hedge changes in own credit.

Own credit is estimated using own credit adjustment (OCA) curves, which incorporate observable market data, including market-observed secondary prices for UBS’s debt, UBS’s credit default swap spreads and debt curves of peers. In the table below the change in unrealized own credit consists of changes in fair value that are attributable to the change in UBS’s credit spreads, as well as the effect of changes in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay and changes in interest and other market rates. Realized own credit is recognized when an instrument with an associated unrealized own credit adjustment is repurchased prior to the contractual maturity date. Life-to-date amounts reflect the cumulative unrealized change since initial recognition.

›   Refer to Note 16 for more information about debt issued designated at fair value

Own credit adjustments on financial liabilities designated at fair value
	Included in Other comprehensive income
	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Recognized during the period:
Realized gain / (loss)	2	8	(3)
Unrealized gain / (loss)	(295)	(408)	519
Total gain / (loss), before tax	(293)	(400)	517

	As of
USD million	31.12.20	31.12.19	31.12.18
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	(381)	(88)	320

Note 21  Fair value measurement (continued)

Credit valuation adjustments

In order to measure the fair value of OTC derivative instruments, including funded derivative instruments that are classified as Financial assets at fair value not held for trading, CVAs are necessary to reflect the credit risk of the counterparty inherent in these instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. A CVA is determined for each counterparty, considering all exposures with that counterparty, and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses, funding spreads and other contractual factors.

Funding valuation adjustments

FVAs reflect the costs and benefits of funding associated with uncollateralized and partially collateralized derivative receivables and payables and are calculated as the valuation effect from moving the discounting of the uncollateralized derivative cash flows from LIBOR to OCA using the CVA framework, including the probability of counterparty default. An FVA is also applied to collateralized derivative assets in cases where the collateral cannot be sold or repledged.

Debit valuation adjustments

A DVA is estimated to incorporate own credit in the valuation of derivatives where an FVA is not already recognized. The DVA calculation is effectively consistent with the CVA framework, being determined for each counterparty, considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads.

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

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	31.12.20	31.12.19
Credit valuation adjustments[1]	(66)	(48)
Funding valuation adjustments[2]	(73)	(93)
Debit valuation adjustments	0	1
Other valuation adjustments	(820)	(566)
of which: liquidity	(340)	(300)
of which: model uncertainty	(479)	(266)

1 Amounts do not include reserves against defaulted counterparties.    2 Includes FVAs on structured financing transactions of USD 6 million as of 31 December 2020 and USD 43 million as of 31 December 2019.

e) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1 during 2020  were not material. Assets and liabilities transferred from Level 1 to Level 2 during 2020  were also not material.

Consolidated financial statements | UBS AG consolidated financial statements

Note 21  Fair value measurement (continued)

f) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities, together with the valuation techniques used to measure fair value, the inputs used in a given valuation technique that are considered significant as of 31 December 2020 and unobservable, and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input or an assessment of the reasonableness of UBS’s estimates and assumptions, but rather the different underlying characteristics of the relevant assets and liabilities held by UBS. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges of unobservable inputs may differ across other financial institutions, reflecting the diversity of the products in each firm’s inventory.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.12.20			31.12.19
USD billion	31.12.20	31.12.19	31.12.20	31.12.19			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	1.2	0.5	0.0	0.0	Relative value to market comparable	Bond price equivalent	1	143	100	0	143	101	points
					Discounted expected cash flows	Discount margin	268	268					basis points
Traded loans, loans measured at fair value, loan commitments and guarantees	2.4	2.4	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	101	99	0	101	99	points
					Discounted expected cash flows	Credit spread	190	800		225	530		basis points
					Market comparable and securitization model	Credit spread	40	1,858	333	45	1,412	244	basis points
Auction rate securities[3]	1.5	1.5			Relative value to market comparable	Bond price equivalent				79	98	88	points
					Discounted expected cash flows	Credit spread	100	188	140				basis points
Investment fund units[4]	0.1	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[4]	0.7	0.7	0.0	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[5]			9.6	9.6
Other financial liabilities designated at fair value			2.1	1.0	Discounted expected cash flows	Funding spread	42	175		44	175		basis points
Derivative financial instruments
Interest rate contracts	0.5	0.3	0.5	0.1	Option model	Volatility of interest rates	29	69		15	63		basis points
Credit derivative contracts	0.3	0.4	0.5	0.5	Discounted expected cash flows	Credit spreads	1	489		1	700		basis points
						Bond price equivalent	0	100		0	100		points
Equity / index contracts	0.9	0.6	2.3	1.3	Option model	Equity dividend yields	0	13		0	14%
						Volatility of equity stocks, equity and other indices	4	100		4	105%
						Equity-to-FX correlation	(34)	65		(45)	71%
						Equity-to-equity correlation	(16)	100		(17)	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts, as this would not be meaningful.    3 Bond price equivalent prior to the fourth quarter of 2020; discounted cash flow model thereafter.    4 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    5 Debt issued designated at fair value is composed primarily of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Note 21  Fair value measurement (continued)

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs used in the valuation of Level 3 instruments and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement. Relationships between observable and unobservable inputs have not been included in the summary below.

Input	Description
Bond price equivalent

–  Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR).

–  For corporate and municipal bonds, the range represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or par relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date.

–  For credit derivatives, the bond price range represents the range of prices used for reference instruments, which are typically converted to an equivalent yield or credit spread as part of the valuation process.

Loan price equivalent

–  Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range represents the range of prices derived from reference issuances of a similar credit quality used to measure fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 100 represents a loan that is expected to be repaid in full.

Credit spread

–  Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated referenced underlying. The credit spread of a particular security is quoted in relation to the yield on a benchmark security or reference rate, typically either US Treasury or LIBOR, and is generally expressed in terms of basis points. An increase / (decrease) in credit spread will increase / (decrease) the value of credit protection offered by credit default swaps and other credit derivative products. The income statement effect from such changes depends on the nature and direction of the positions held. Credit spreads may be negative where the asset is more creditworthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The range represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g., approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk.

Discount margin

–  The discount margin (DM) spread represents the discount rates applied to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g., LIBOR) to discount expected cash flows. Generally, a decrease / (increase) in the DM in isolation would result in a higher / (lower) fair value.

–  The high end of the range relates to securities that are priced low within the market relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better-quality instruments.

Funding spread

–  Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral for the transactions. They are not representative of where UBS can fund itself on an unsecured basis, but provide an estimate of where UBS can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR, and if funding spreads widen, this increases the effect of discounting.

–  A small proportion of structured debt instruments and non-structured fixed-rate bonds within financial liabilities designated at fair value had an exposure to funding spreads that was longer in duration than the actively traded market.

Volatility

–  Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument, for which future price movements are more likely to occur. Volatility is a key input into option models, where it is used to derive a probability-based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active-market option prices (referred to as implied volatility). A key feature of implied volatility is the volatility “smile” or “skew”, which represents the effect of pricing options of different option strikes at different implied volatility levels.

–  Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

Consolidated financial statements | UBS AG consolidated financial statements

Note 21  Fair value measurement (continued)

Input	Description
Correlation

–  Correlation measures the interrelationship between the movements of two variables. It is expressed as a percentage between
–100% and +100%, where +100% represents perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction) and –100% implies that the variables are inversely correlated (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value depends on the specific terms of the instruments being valued, reflecting the range of different payoff features within such instruments.

–  Equity-to-FX correlation is important for equity options based on a currency other than the currency of the underlying stock. Equity-to-equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff.

Equity dividend yields

–  The derivation of a forward price for an individual stock or index is important for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of the share price, with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price.

g) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible favorable and unfavorable alternative assumptions would change fair value significantly, and the estimated effect thereof. The table below does not represent the estimated effect of stress scenarios. Interdependencies between Level 1, 2 and 3 parameters have not been incorporated in the table. Furthermore, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity data is estimated using a number of techniques, including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values, as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity data is determined at a product or parameter level and then aggregated assuming no diversification benefit. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. However, UBS believes that the diversification benefit is not significant to this analysis.

Sensitivity of fair value measurements to changes in unobservable input assumptions[1]
	31.12.20		31.12.19
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	29	(28)	46	(21)
Securities financing transactions	40	(52)	11	(11)
Auction rate securities	105	(105)	87	(87)
Asset-backed securities	41	(41)	35	(40)
Equity instruments	129	(96)	140	(80)
Interest rate derivative contracts, net	11	(16)	8	(17)
Credit derivative contracts, net[2]	10	(14)	31	(35)
Foreign exchange derivative contracts, net	20	(15)	12	(8)
Equity / index derivative contracts, net	318	(294)	183	(197)
Other	91	(107)	47	(51)
Total	794	(768)	600	(547)

1 Sensitivity of issued and over-the-counter debt instruments is reported with the equivalent derivative or securities financing instrument.    2 Includes refinements applied in estimating valuation uncertainty, resulting from a move to use issuer-specific proxy credit default swap curves rather than generic curves.

Note 21  Fair value measurement (continued)

h) Level 3 instruments: movements during the period

The table below presents additional information about material movements in Level 3 assets and liabilities measured at fair value on a recurring basis, excluding any related hedging activity.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Movements of Level 3 instruments[1]
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2018	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 December 2019

Financial assets at fair value held for trading	2.0	(0.1)	0.0	0.5	(1.3)	1.0	0.0	0.2	(0.4)	0.0	1.8
of which:
Investment fund units	0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	(0.2)	0.0	0.0
Corporate and municipal bonds	0.7	0.0	0.0	0.3	(0.2)	0.0	0.0	0.0	(0.2)	0.0	0.5
Loans	0.7	(0.1)	0.0	0.0	(0.8)	1.0	0.0	0.0	0.0	0.0	0.8
Other	0.2	0.0	(0.1)	0.1	0.0	0.0	0.0	0.2	0.0	0.0	0.4

Derivative financial instruments – assets	1.4	(0.1)	0.0	0.0	0.0	0.4	(0.2)	0.1	(0.3)	0.0	1.3
of which:
Interest rate contracts	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.3
Equity / index contracts	0.5	0.0	0.1	0.0	0.0	0.1	0.0	0.1	(0.1)	0.0	0.6
Credit derivative contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.1)	0.0	(0.1)	0.0	0.4
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	4.4	0.0	0.0	1.2	(0.6)	0.0	0.0	0.1	(1.2)	0.0	4.0
of which:
Loans	1.8	0.0	0.0	0.7	(0.1)	0.0	0.0	0.1	(1.2)	0.0	1.2
Auction rate securities	1.7	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	1.5
Equity instruments	0.5	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.5	0.0	0.0	0.5	(0.2)	0.0	0.0	0.0	0.0	0.0	0.7

Derivative financial instruments – liabilities	2.2	0.1	0.1	0.0	0.0	0.2	(0.4)	0.2	(0.3)	0.0	2.0
of which:
Interest rate contracts	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.1
Equity / index contracts	1.4	0.3	0.2	0.0	0.0	0.0	(0.3)	0.1	(0.2)	0.0	1.3
Credit derivative contracts	0.5	(0.1)	(0.1)	0.0	0.0	0.2	0.0	0.0	(0.1)	0.0	0.5
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Debt issued designated at fair value	11.0	0.8	0.7	0.0	0.0	5.6	(5.4)	0.7	(3.1)	0.0	9.6

Other financial liabilities designated at fair value	1.0	0.2	0.1	0.0	0.0	0.5	(0.7)	0.0	0.0	0.0	1.0

1 Effective 1 January 2020, UBS has enhanced its disclosure of Level 3 movements by excluding from the table the impacts of instruments purchased during the period and sold prior to the end of the period. Prior-period comparatives have been restated accordingly.    2 Net gains / losses included in comprehensive income are composed of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    3 Total Level 3 assets as of 31 December 2020 were USD 8.3 billion (31 December 2019: USD 7.2 billion). Total Level 3 liabilities as of 31 December 2020 were USD 15.2 billion (31 December 2019: USD 12.8 billion).

Consolidated financial statements | UBS AG consolidated financial statements

Note 21  Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2019[3]	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 December 2020[3]

1.8	(0.1)	(0.1)	0.8	(1.4)	1.0	0.0	0.3	0.0	0.0	2.3

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.5	0.0	0.0	0.7	(0.5)	0.0	0.0	0.1	0.0	0.0	0.8
0.8	0.0	(0.1)	0.0	(0.7)	1.0	0.0	0.1	0.0	0.0	1.1
0.4	0.0	0.0	0.1	(0.3)	0.0	0.0	0.2	0.0	0.0	0.4

1.3	0.3	0.4	0.0	0.0	0.7	(0.5)	0.1	(0.2)	0.1	1.8

0.3	0.2	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
0.6	0.1	0.1	0.0	0.0	0.6	(0.3)	0.0	(0.1)	0.0	0.9
0.4	0.0	0.0	0.0	0.0	0.1	(0.2)	0.1	0.0	0.0	0.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

4.0	0.0	0.1	0.8	(0.9)	0.0	0.0	0.1	0.0	0.0	3.9

1.2	0.0	0.0	0.3	(0.7)	0.0	0.0	0.0	0.0	0.0	0.9
1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5
0.5	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.5
0.7	0.0	0.0	0.4	(0.2)	0.0	0.0	0.0	0.0	0.0	1.0

2.0	1.3	1.2	0.0	0.0	1.2	(0.9)	0.4	(0.6)	0.1	3.5

0.1	0.3	0.3	0.0	0.0	0.3	(0.2)	0.2	(0.2)	0.0	0.5
1.3	1.0	0.8	0.0	0.0	0.8	(0.6)	0.1	(0.2)	0.0	2.3
0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.1	(0.2)	0.0	0.5
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

9.6	0.0	(0.2)	0.0	0.0	6.6	(5.6)	0.5	(1.7)	0.2	9.6

1.0	0.2	0.2	0.0	0.0	1.4	(0.6)	0.0	0.0	0.0	2.1

Note 21  Fair value measurement (continued)

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

Maximum exposure to credit risk
	31.12.20
	Maximum exposure to credit risk	Collateral				Credit enhancements			Exposure to credit risk after collateral and credit enhancements
USD billion		Cash collateral received	Collateral- ized by securities	Secured by real estate	Other collateral	Netting	Credit derivative contracts	Guarantees
Financial assets measured at fair value on the balance sheet
Financial assets at fair value held for trading – debt instruments[1,2]	24.7								24.7
Derivative financial instruments[3,4]	159.6		6.0			138.4			15.2
Brokerage receivables	24.7		24.4						0.3
Financial assets at fair value not held for trading – debt instruments[5]	58.2		13.2						45.0
Total financial assets measured at fair value	267.2	0.0	43.6	0.0	0.0	138.4	0.0	0.0	85.2
Guarantees[6]	0.5				0.1			0.3	0.0

	31.12.19
	Maximum exposure to credit risk	Collateral				Credit enhancements			Exposure to credit risk after collateral and credit enhancements
USD billion		Cash collateral received	Collateral- ized by securities	Secured by real estate	Other collateral	Netting	Credit derivative contracts	Guarantees
Financial assets measured at fair value on the balance sheet
Financial assets at fair value held for trading – debt instruments[1,2]	22.0								22.0
Derivative financial instruments[3,4]	121.8		3.3			107.4			11.1
Brokerage receivables	18.0	0.0	17.8						0.2
Financial assets at fair value not held for trading – debt instruments[5]	55.0	0.1	16.3		0.1				38.6
Total financial assets measured at fair value	216.8	0.1	37.4	0.0	0.1	107.4	0.0	0.0	71.9
Guarantees[6]	1.0							0.3	0.7

1 These positions are generally managed under the market risk framework. For the purpose of this disclosure, collateral and credit enhancements were not considered.    2 Does not include investment fund units.    3 Includes USD 0 million (31 December 2019: USD 0 million) fair values of loan commitments and forward starting reverse repurchase agreements classified as derivatives. The full contractual committed amount of forward starting reverse repurchase agreements (generally highly collateralized) of USD 21.9 billion (31 December 2019: USD 20.3 billion) and derivative loan commitments (generally unsecured) of USD 9.4 billion, of which USD 0.8 billion has been sub-participated (31 December 2019: USD 6.3 billion, of which USD 0.8 billion had been sub-participated) is presented in Note 10 under notional amounts.    4 The amount shown in the “Netting” column represents the netting potential not recognized on the balance sheet. Refer to Note 22 for more information.    5 Financial assets at fair value not held for trading collateralized by securities consisted of structured loans and reverse repurchase and securities borrowing agreements.    6 The amount shown in the “Guarantees” column largely relates to sub-participations.

Consolidated financial statements | UBS AG consolidated financial statements

Note 21  Fair value measurement (continued)

j) Financial instruments not measured at fair value

The table below provides the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.12.20						31.12.19
	Carrying amount	Fair value					Carrying amount	Fair value
USD billion	Total	Carrying amount approximates fair value[1]	Level 1	Level 2	Level 3	Total	Total	Carrying amount approximates fair value[1]	Level 1	Level 2	Level 3	Total
Assets[2]
Cash and balances at central banks	158.2	158.1	0.1	0.0	0.0	158.2	107.1	107.0	0.1	0.0	0.0	107.1
Loans and advances to banks	15.3	14.6	0.0	0.6	0.1	15.3	12.4	11.7	0.0	0.5	0.2	12.4
Receivables from securities financing transactions	74.2	64.9	0.0	7.6	1.7	74.2	84.2	74.0	0.0	8.6	1.6	84.2
Cash collateral receivables on derivative instruments	32.7	32.7	0.0	0.0	0.0	32.7	23.3	23.3	0.0	0.0	0.0	23.3
Loans and advances to customers	381.0	173.1	0.0	34.2	174.9	382.3	328.0	152.5	0.0	25.7	152.2	330.3
Other financial assets measured at amortized cost	27.2	5.4	9.4	10.9	2.3	28.0	23.0	5.8	8.4	6.4	2.8	23.3
Liabilities
Amounts due to banks	11.0	8.5	0.0	2.6	0.0	11.1	6.6	5.6	0.0	0.9	0.0	6.6
Payables from securities financing transactions	6.3	6.0	0.0	0.2	0.0	6.3	7.8	7.5	0.0	0.3	0.0	7.8
Cash collateral payables on derivative instruments	37.3	37.3	0.0	0.0	0.0	37.3	31.4	31.4	0.0	0.0	0.0	31.4
Customer deposits	527.9	521.8	0.0	6.2	0.0	528.0	450.6	440.5	0.0	10.2	0.0	450.7
Funding from UBS Group AG and its subsidiaries	54.0	0.0	0.0	55.6	0.0	55.6	47.9	0.0	0.0	49.6	0.0	49.6
Debt issued measured at amortized cost	85.4	16.4	0.0	70.0	0.0	86.3	62.8	8.7	0.0	55.5	0.0	64.3
Other financial liabilities measured at amortized cost[3]	6.6	6.6	0.0	0.0	0.1	6.7	6.5	6.5	0.0	0.0	0.0	6.5

1 Includes certain financial instruments where the carrying amount is a reasonable approximation of the fair value due to the instruments’ short-term nature (instruments that are receivable or payable on demand, or with a remaining maturity (excluding the effects of callable features) of three months or less).    2 As of 31 December 2020, USD 0 billion of Loans and advances to banks, USD 1 billion of Receivables from securities financing transactions, USD 163 billion of Loans and advances to customers and USD 20 billion of Other financial assets measured at amortized cost were expected to be recovered or settled after 12 months. As of 31 December 2019, USD 0 billion of Loans and advances to banks, USD 1 billion of Receivables from securities financing transactions, USD 140 billion of Loans and advances to customers and USD 16 billion of Other financial assets measured at amortized cost were expected to be recovered or settled after 12 months.    3 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The valuation techniques and assumptions described below relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimations, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another. The following principles were applied when determining fair value estimates for financial instruments not measured at fair value:

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

Note 22 Offsetting financial assets and financial liabilities

UBS AG enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending, over-the-counter derivatives and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set off liabilities against available assets received in the ordinary course of business and / or in the event that the counterparties to the transaction are unable to fulfill their contractual obligations. The right of setoff is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

The table below provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of UBS AG that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement, as well as other out-of-scope items. Furthermore, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown so as to arrive at financial assets after consideration of netting potential.

UBS AG engages in a variety of counterparty credit risk mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented in the tables on this and on the next page do not purport to represent their actual credit risk exposure.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements
	Assets subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Assets not subject to netting arrangements[4]	Total assets
As of 31.12.20, USD billion	Gross assets before netting	Netting with gross liabilities[2]	Net assets recognized on the balance sheet	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets recognized on the balance sheet	Total assets after consideration of netting potential	Total assets recognized on the balance sheet
Receivables from securities financing transactions	70.3	(13.4)	57.0	(1.7)	(55.3)	0.0	17.3	17.3	74.2
Derivative financial instruments	156.9	(5.0)	151.9	(117.2)	(27.2)	7.5	7.7	15.2	159.6
Cash collateral receivables on derivative instruments[1]	31.9	0.0	31.9	(19.6)	(1.5)	10.8	0.8	11.6	32.7
Financial assets at fair value not held for trading	85.6	(79.1)	6.5	(0.8)	(5.8)	0.0	73.5	73.5	80.0
of which: reverse repurchase agreements	85.6	(79.1)	6.5	(0.8)	(5.8)	0.0	0.2	0.2	6.7
Total assets	344.8	(97.5)	247.3	(139.3)	(89.8)	18.3	99.3	117.6	346.6
As of 31.12.19, USD billion
Receivables from securities financing transactions	83.2	(14.0)	69.2	(1.2)	(68.0)	0.0	15.0	15.0	84.2
Derivative financial instruments	120.2	(3.4)	116.8	(89.3)	(21.4)	6.1	5.0	11.1	121.8
Cash collateral receivables on derivative instruments[1]	26.4	(4.0)	22.4	(13.3)	(1.1)	8.0	0.9	8.9	23.3
Financial assets at fair value not held for trading	83.1	(77.5)	5.6	0.0	(5.6)	0.0	78.0	78.0	83.6
of which: reverse repurchase agreements	83.0	(77.5)	5.4	0.0	(5.4)	0.0	0.9	0.9	6.3
Total assets	313.0	(98.9)	214.0	(103.8)	(96.1)	14.1	99.0	113.1	313.0

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

Consolidated financial statements | UBS AG consolidated financial statements

Note 22 Offsetting financial assets and financial liabilities (continued)

The table below provides a summary of financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral pledged to mitigate credit exposures for these financial liabilities. The gross financial liabilities of UBS AG that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial assets with the same counterparties that have been offset on the balance sheet and other financial liabilities not subject to an enforceable netting arrangement or similar agreement. Furthermore, related amounts for financial assets and collateral pledged that are not offset on the balance sheet are shown so as to arrive at financial liabilities after consideration of netting potential.

Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements
	Liabilities subject to netting arrangements
	Netting recognized on the balance sheet			Netting potential not recognized on the balance sheet[3]			Liabilities not subject to netting arrangements[4]	Total liabilities
As of 31.12.20, USD billion	Gross liabilities before netting	Netting with gross assets[2]	Net liabilities recognized on the balance sheet	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities recognized on the balance sheet	Total liabilities after consideration of netting potential	Total liabilities recognized on the balance sheet
Payables from securities financing transactions	18.2	(13.3)	4.9	(1.6)	(3.3)	0.0	1.4	1.4	6.3
Derivative financial instruments	157.1	(5.0)	152.1	(117.2)	(23.9)	10.9	9.0	19.9	161.1
Cash collateral payables on derivative instruments[1]	35.6	0.0	35.6	(19.6)	(2.1)	13.9	1.7	15.7	37.3
Other financial liabilities designated at fair value	87.0	(79.2)	7.8	(0.8)	(6.3)	0.7	24.0	24.7	31.8
of which: repurchase agreements	86.2	(79.2)	7.0	(0.8)	(6.3)	0.0	0.3	0.3	7.3
Total liabilities	297.8	(97.5)	200.3	(139.2)	(35.5)	25.6	36.2	61.7	236.5

As of 31.12.19, USD billion
Payables from securities financing transactions	19.8	(14.0)	5.8	(0.8)	(5.0)	0.0	2.0	2.0	7.8
Derivative financial instruments	118.1	(3.4)	114.8	(89.3)	(16.8)	8.6	6.1	14.8	120.9
Cash collateral payables on derivative instruments[1]	34.2	(4.0)	30.1	(16.5)	(1.7)	12.0	1.3	13.3	31.4
Other financial liabilities designated at fair value	83.5	(77.6)	5.9	(0.4)	(5.6)	0.0	30.2	30.2	36.2
of which: repurchase agreements	83.1	(77.6)	5.5	(0.4)	(5.2)	0.0	0.2	0.2	5.7
Total liabilities	255.6	(98.9)	156.6	(107.0)	(29.0)	20.6	39.6	60.2	196.2

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

Note 23 Restricted and transferred financial assets

This Note provides information about restricted financial assets (Note 23a), transfers of financial assets (Note 23b and 23c) and financial assets that are received as collateral with the right to resell or repledge these assets (Note 23d).

a) Restricted financial assets

Restricted financial assets consist of assets pledged as collateral against an existing liability or contingent liability and other assets that are otherwise explicitly restricted such that they cannot be used to secure funding.

Financial assets are mainly pledged as collateral in securities lending transactions, in repurchase transactions, against loans from Swiss mortgage institutions and in connection with the issuance of covered bonds. UBS AG generally enters into repurchase and securities lending arrangements under standard market agreements. For securities lending, the cash received as collateral may be more or less than the fair value of the securities loaned, depending on the nature of the transaction. For repurchase agreements, the fair value of the collateral sold under an agreement to repurchase is generally in excess of the cash borrowed. Pledged mortgage loans serve as collateral for existing liabilities against Swiss central mortgage institutions and for existing covered bond issuances of USD 12,456 million as of 31 December 2020 (31 December 2019: USD 11,206 million).

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

Restricted financial assets
USD million	31.12.20	31.12.19
Financial assets pledged as collateral
Financial assets at fair value held for trading	64,418	56,548
of which: assets pledged as collateral that may be sold or repledged by counterparties	47,098	41,285
Loans and advances to customers	20,361	18,399
of which: mortgage loans[1]	18,191	18,399
Financial assets at fair value not held for trading	2,140	188
of which: assets pledged as collateral that may be sold or repledged by counterparties	2,140	188
Debt securities classified as Other financial assets measured at amortized cost	2,506	1,212
of which: assets pledged as collateral that may be sold or repledged by counterparties	2,506	1,212
Financial assets measured at fair value through other comprehensive income	149	0
of which: assets pledged as collateral that may be sold or repledged by counterparties	149	0
Total financial assets pledged as collateral[2]	89,574	76,347

Other restricted financial assets
Loans and advances to banks	3,730	2,353
Financial assets at fair value held for trading	741	242
Cash collateral receivables on derivative instruments	3,765	2,986
Loans and advances to customers	756	620
Financial assets at fair value not held for trading	22,917	29,368
Financial assets measured at fair value through other comprehensive income	0	176
Other	110	382
Total other restricted financial assets	32,019	36,126
Total financial assets pledged and other restricted financial assets	121,593	112,474

1 All related to mortgage loans that serve as collateral for existing liabilities toward Swiss central mortgage institutions and for existing covered bond issuances. Of these pledged mortgage loans, approximately USD 2.7 billion for 31 December 2020 (31 December 2019: approximately USD 6.3 billion) could be withdrawn or used for future liabilities or covered bond issuances without breaching existing collateral requirements.    2 Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes (31 December 2020: USD 1.3 billion; 31 December 2019: USD 0.6 billion).

Consolidated financial statements | UBS AG consolidated financial statements

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

›   ›      Refer to the “Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups” section of this report for financial information about significant regulated subsidiaries of UBS AG

b) Transferred financial assets that are not derecognized in their entirety

The table below presents information for financial assets that have been transferred but are subject to continued recognition in full, as well as recognized liabilities associated with those transferred assets.

Transferred financial assets subject to continued recognition in full
USD million	31.12.20		31.12.19
	Carrying amount of transferred assets	Carrying amount of associated liabilities recognized on balance sheet	Carrying amount of transferred assets	Carrying amount of associated liabilities recognized on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties	47,098	18,874	41,285	16,671
relating to securities lending and repurchase agreements in exchange for cash received	19,177	18,874	16,945	16,671
relating to securities lending agreements in exchange for securities received	27,595	0	24,082	0
relating to other financial asset transfers	326	0	258	0
Financial assets at fair value not held for trading that may be sold or repledged by counterparties	2,140	1,378	188	187
Debt securities classified as Other financial assets measured at amortized cost that may be sold or repledged by counterparties[1]	2,506	1,963	1,212	690
Financial assets measured at fair value through other comprehensive income that may be sold or repledged by counterparties	149	148	0	0
Total financial assets transferred[1]	51,893	22,363	42,685	17,548
1 Comparative information has been amended to include Debt securities classified as Other financial assets measured at amortized cost that may be sold or repledged by counterparties.

Transactions in which financial assets are transferred, but continue to be recognized in their entirety on UBS AG’s balance sheet include securities lending and repurchase agreements, as well as other financial asset transfers. Repurchase and securities lending arrangements are, for the most part, conducted under standard market agreements and are undertaken with counterparties subject to UBS AG’s normal credit risk control processes.

›   Refer to Note 1a item 2e for more information about repurchase and securities lending agreements

As of 31 December 2020, approximately 40% of the transferred financial assets were assets held for trading transferred in exchange for cash, in which case the associated recognized liability represents the amount to be repaid to counterparties. For securities lending and repurchase agreements, a haircut between 0% and 15% is generally applied to the transferred assets, which results in associated liabilities having a carrying amount below the carrying amount of the transferred assets. The counterparties to the associated liabilities presented in the table above have full recourse to UBS AG.

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

Other financial asset transfers primarily include securities transferred to collateralize derivative transactions, for which the carrying amount of associated liabilities is not provided in the table above, because those replacement values are managed on a portfolio basis across counterparties and product types, and therefore there is no direct relationship between the specific collateral pledged and the associated liability.

Transferred financial assets that are not subject to derecognition in full but remain on the balance sheet to the extent of UBS AG’s continuing involvement were not material as of 31 December 2020 and as of 31 December 2019.

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

The fair value and carrying amount of UBS AG’s continuing involvement from transferred positions as of 31 December 2020 and 31 December 2019 was not material. Life-to-date losses reported in prior periods primarily relate to legacy positions in securitization vehicles which have been fully marked down, with no remaining exposure to loss.

d) Off-balance sheet assets received

The table below presents assets received from third parties that can be sold or repledged and that are not recognized on the balance sheet, but that are held as collateral, including amounts that have been sold or repledged.

Off-balance sheet assets received
USD million	31.12.20	31.12.19
Fair value of assets received that can be sold or repledged	500,689	475,726
received as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative and other transactions[1]	487,904	466,045
received in unsecured borrowings	12,785	9,681
Thereof sold or repledged[2]	367,258	351,327
in connection with financing activities	315,603	306,212
to satisfy commitments under short sale transactions	33,595	30,591
in connection with derivative and other transactions[1]	18,059	14,524

1 Includes securities received as initial margin from its clients that UBS AG is required to remit to central counterparties, brokers and deposit banks through its exchange-traded derivative clearing and execution services.    2 Does not include off-balance sheet securities (31 December 2020: USD 18.9 billion; 31 December 2019: USD 19.6 billion) placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.

Consolidated financial statements | UBS AG consolidated financial statements

Note 24  Maturity analysis of financial liabilities

The contractual maturities for non-derivative and non-trading financial liabilities as of 31 December 2020 are based on the earliest date on which UBS AG could be contractually required to pay. The total amounts that contractually mature in each time band are also shown for 31 December 2019. Derivative positions and trading liabilities, predominantly made up of short sale transactions, are assigned to the column Due within 1 month, as this provides a conservative reflection of the nature of these trading activities. The contractual maturities may extend over significantly longer periods.

Maturity analysis of financial liabilities
	31.12.20
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total

Financial liabilities recognized on balance sheet[1]
Amounts due to banks	6.1	2.4	2.1	0.5	0.0	11.1
Payables from securities financing transactions	5.6	0.4	0.3	0.0	0.0	6.3
Cash collateral payables on derivative instruments	37.3					37.3
Customer deposits	514.0	7.8	3.5	2.8	0.2	528.2
Funding from UBS Group AG and its subsidiaries[2]	0.1	0.3	6.2	29.1	24.8	60.5
Debt issued measured at amortized cost[2]	8.8	7.8	38.2	24.5	8.9	88.2
Other financial liabilities measured at amortized cost	5.3	0.1	0.5	2.0	1.8	9.6
of which: lease liabilities	0.1	0.1	0.5	2.0	1.8	4.4
Total financial liabilities measured at amortized cost	577.2	18.9	50.7	58.8	35.8	741.3
Financial liabilities at fair value held for trading[3,4]	33.6					33.6
Derivative financial instruments[3,5]	161.1					161.1
Brokerage payables designated at fair value	38.7					38.7
Debt issued designated at fair value[6]	21.9	16.8	7.1	9.2	6.0	61.0
Other financial liabilities designated at fair value	27.9	0.6	0.6	0.7	4.6	34.3
Total financial liabilities measured at fair value through profit or loss	283.2	17.4	7.7	9.8	10.6	328.8
Total	860.3	36.3	58.4	68.6	46.4	1,070.0

Guarantees, commitments and forward starting transactions
Loan commitments[7]	40.5	0.5	0.4	0.0		41.4
Guarantees	17.5					17.5
Forward starting transactions, reverse repurchase and securities borrowing agreements[7]	3.2					3.2
Total	61.3	0.5	0.4	0.0	0.0	62.2

Note 24  Maturity analysis of financial liabilities (continued)

	31.12.19
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total

Financial liabilities recognized on balance sheet[1]
Amounts due to banks	5.4	0.3	0.4	0.5	0.0	6.6
Payables from securities financing transactions	7.4	0.1	0.3		0.0	7.8
Cash collateral payables on derivative instruments	31.4					31.4
Customer deposits	423.9	16.5	7.3	3.5	0.0	451.2
Funding from UBS Group AG and its subsidiaries[2]	0.0	0.2	2.3	29.0	24.6	56.2
Debt issued measured at amortized cost[2]	4.3	4.7	27.8	20.7	9.0	66.5
Other financial liabilities measured at amortized cost	5.2	0.1	0.5	1.9	2.0	9.6
of which: lease liabilities	0.1	0.1	0.5	1.9	2.0	4.5
Total financial liabilities measured at amortized cost	477.6	22.0	38.5	55.6	35.6	629.3
Financial liabilities at fair value held for trading[3,4]	30.6					30.6
Derivative financial instruments[3,5]	120.9					120.9
Brokerage payables designated at fair value	37.2					37.2
Debt issued designated at fair value[6]	21.3	17.4	9.5	12.7	7.1	68.0
Other financial liabilities designated at fair value	34.0	0.4	0.5	0.4	0.9	36.1
Total financial liabilities measured at fair value through profit or loss	244.0	17.8	9.9	13.1	8.0	292.9
Total	721.6	39.9	48.4	68.7	43.6	922.2

Guarantees, commitments and forward starting transactions
Loan commitments[7]	26.8	0.5	0.3	0.0		27.5
Guarantees	19.1					19.1
Forward starting transactions, reverse repurchase and securities borrowing agreements[7]	1.6		0.0			1.7
Total	47.5	0.5	0.3	0.0	0.0	48.3

1 Except for financial liabilities at fair value held for trading and derivative financial instruments (see footnote 3), the amounts presented generally represent undiscounted cash flows of future interest and principal payments.    2 The time-bucket Due after 5 years includes perpetual loss-absorbing additional tier 1 capital instruments.    3 Carrying amount is fair value. Management believes that this best represents the cash flows that would have to be paid if these positions had to be settled or closed out.    4 Contractual maturities of financial liabilities at fair value held for trading are: USD 32.6 billion due within 1 month (2019: USD 30 billion), USD 1.0 billion due between 1 month and 1 year (2019: USD 0.6 billion) and USD 0 billion due between 1 and 5 years (2019: USD 0 billion).    5 Includes USD 32 million (2019: 0 million) related to fair values of derivative loan commitments and forward starting reverse repurchase agreements classified as derivatives, presented within “Due within 1 month.” The full contractual committed amount of USD 31.3 billion (2019: USD 26.6 billion) is presented in Note 10 under notional amounts.    6 Future interest payments on variable-rate liabilities are determined by reference to the applicable interest rate prevailing as of the reporting date. Future principal payments that are variable are determined by reference to the conditions existing at the reporting date.    7 Excludes  derivative loan commitments and forward starting reverse repurchase agreements measured at fair value. The committed amounts of these instruments were previously presented in the former Note 34 (refer to the “Consolidated financial statements” section of the Annual Report 2019 for more information). Starting with this report, they are presented in Note 10 under notional amounts and prior-period information in this table has been amended to ensure comparability.

Consolidated financial statements | UBS AG consolidated financial statements

Note 25  Hedge accounting

Derivatives designated in hedge accounting relationships

UBS AG applies hedge accounting to interest rate risk and foreign exchange risk including structural foreign exchange risk related to net investments in foreign operations.

›   Refer to “Market risk” in the “Risk management and control” section of this report for more information about how risks arise and how they are managed by the UBS AG

Hedging instruments and hedged risk

Interest rate swaps are designated in fair value hedges or cash flow hedges of interest rate risk arising solely from changes in benchmark interest rates. Fair value changes arising from such risk are usually the largest component of the overall change in the fair value of the hedged position in transaction currency.

Cross-currency swaps are designated as fair value hedges of foreign exchange risk. FX forwards and FX swaps are mainly designated as hedges of structural foreign exchange risk related to net investments in foreign operations. In both cases the hedged risk arises solely from changes in spot foreign exchange rate.

The notional of the designated hedging instruments matches the notional of the hedged items, except when the interest rate swaps are re-designated in cash flow hedges, in which case the hedge ratio designated is determined based on the swap sensitivity.

Hedged items and hedge designation

Fair value hedges of interest rate risk related to debt instruments

Fair value hedges of interest rate risk related to debt instruments involve swapping fixed cash flows associated with the debt issued or debt securities held to floating cash flows by entering into interest rate swaps that receive fixed and pay floating cash flows or that pay fixed and receive floating cash flows, respectively. The variable future cash flows are based on the following benchmark rates: USD LIBOR, CHF LIBOR, EURIBOR, GBP LIBOR, AUD LIBOR, JPY LIBOR and SGD LIBOR.

Fair value hedges of portfolio interest rate risk related to loans designated under IAS 39

UBS AG hedges an open portfolio of long-term fixed-rate mortgage loans in CHF using interest rate swaps that pay a fixed rate of interest and receive a floating rate of interest. Both the hedged portfolio and the hedging instruments are adjusted on a monthly basis to reflect changes in size and the maturity profile of the hedged portfolio. The existing hedge relationship is discontinued and a new one is designated. Changes in the portfolio are driven by new loans originated or existing loans repaid.

Cash flow hedges of forecast transactions

UBS AG hedges forecast cash flows on non-trading financial assets and liabilities that bear interest at variable rates or are expected to be refinanced or reinvested in the future, due to movements in future market rates. The amounts and timing of future cash flows, representing both principal and interest flows, are projected on the basis of contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of UBS AG, which is hedged with interest rate swaps, the maximum maturity of which is 10 years. Cash flow forecasts and risk exposures are monitored and adjusted on an ongoing basis, and consequently additional hedging instruments are traded and designated, or are alternatively terminated resulting in a hedge discontinuance.

Fair value hedges of foreign exchange risk related to debt instruments

Debt instruments denominated in currencies other than the US dollar are designated in fair value hedges of spot foreign exchange risk, in addition to and separate from the fair value hedges of interest rate risk. Cross currency swaps economically convert debt denominated in currencies other than the US dollar to US dollars. This hedge accounting program started on 1 January 2020, with the adoption of the hedge accounting requirements of IFRS 9, Financial Instruments, by UBS.

›   Refer to Note 1b  for more information

Hedges of net investments in foreign operations

UBS AG applies hedge accounting for certain net investments in foreign operations, which include subsidiaries, branches and associates. Upon maturity of hedging instruments, typically two months, the hedge relationship is terminated and new designations are made to reflect any changes in the net investments in foreign operations.

Note 25 Hedge accounting (continued)

Economic relationship between hedged item and hedging instrument

For hedges designated under IFRS 9, the economic relationship between the hedged item and the hedging instrument is determined based on a qualitative analysis of their critical terms. In cases where hedge designation takes place after origination of the hedging instrument, a quantitative analysis of the possible behavior of hedging derivative and the hedged item during their respective terms is also performed.

For the fair value hedge of portfolio interest rate risk related to loans, designated under IAS 39, hedge effectiveness is assessed by comparing changes in the fair value of the hedged portfolio of loans attributable to changes in the designated benchmark interest rate with the changes in the fair value of the interest rate swaps.

Sources of hedge ineffectiveness

In hedges of interest rate risk, hedge ineffectiveness can arise from mismatches of critical terms and / or the use of different curves to discount the hedged item and instrument, or from entering into a hedge relationship after the trade date of the hedging derivative.

In hedges of foreign exchange risk related to debt issued, hedge ineffectiveness can arise due to the discounting of the hedging instruments and undesignated risk components and lack of such discounting and risk components in the hedged items.

In hedges of net investments in foreign operations, ineffectiveness is unlikely unless the hedged net assets fall below the designated hedged amount. The exceptions are hedges where the hedging currency is not the same as the currency of the foreign operation, where the currency basis may cause ineffectiveness.

Derivatives not designated in hedge accounting relationships

Non-hedge accounted derivatives are mandatorily held for trading with all fair value movements taken to Other net income from financial instruments measured at fair value through profit or loss, even when held as an economic hedge or to facilitate client clearing. The one exception relates to forward points on certain short- and long-duration foreign exchange contracts acting as economic hedges, which are reported in Net interest income.

All hedges: designated hedging instruments and hedge ineffectiveness
	As of or for the year ended
	31.12.20
USD million	Notional amount	Carrying amount		Changes in fair value of hedging instruments[1]	Changes in fair value of hedged items[1]	Hedge ineffectiveness recognized in Other net income from financial instruments measured at fair value through profit or loss
		Derivative financial assets	Derivative financial liabilities
Interest rate risk
Fair value hedges	80,759		12	1,231	(1,247)	(16)
Cash flow hedges	72,732	18		2,213	(2,012)	201
Foreign exchange risk
Fair value hedges[2,3]	21,555	449	7	(1,735)	1,715	(20)
Hedges of net investments in foreign operations	13,634	3	193	(939)	938	(2)

	As of or for the year ended
	31.12.19
USD million	Notional amount	Carrying amount		Changes in fair value of hedging instruments[1]	Changes in fair value of hedged items[1]	Hedge ineffectiveness recognized in Other net income from financial instruments measured at fair value through profit or loss
		Derivative financial assets	Derivative financial liabilities
Interest rate risk
Fair value hedges	69,750	33	14	1,389	(1,376)	13
Cash flow hedges	69,443	16		1,639	(1,571)	68
Foreign exchange risk
Hedges of net investments in foreign operations	11,875	9	170	(153)	144	(8)

1 Amounts used as the basis for recognizing hedge ineffectiveness for the period.    2 Fair value hedges of foreign exchange risk started on 1 January 2020.    3 The foreign currency basis spread of cross-currency swaps designated as hedging derivatives is excluded from the hedge accounting designation and accounted for as a cost of hedging with amounts deferred in Other comprehensive income within Equity.

Consolidated financial statements | UBS AG consolidated financial statements

Note 25 Hedge accounting (continued)

Fair value hedges: designated hedged items
USD million	31.12.20		31.12.19
	Interest rate risk	FX risk[2]	Interest rate risk
Debt issued measured at amortized cost
Carrying amount of designated debt issued	24,247	10,889	26,120
of which: accumulated amount of fair value hedge adjustment	761		574
Funding from UBS Group AG and its subsidiaries
Carrying amount of designated debt instruments	46,182	10,666	41,258
of which: accumulated amount of fair value hedge adjustment	1,640		525
Other financial assets measured at amortized cost – debt securities
Carrying amount of designated debt securities	3,242
of which: accumulated amount of fair value hedge adjustment	(38)
Loans and advances to customers designated in fair value hedges of portfolio interest rate risk under IAS 39
Carrying amount of designated loans	10,374		4,494
of which: accumulated amount of fair value hedge adjustment on the portfolio that was subject to hedge accounting[1]	100		117
of which: accumulated amount of fair value hedge adjustment subject to amortization attributable to the portion of the portfolio that ceased to be part of hedge accounting[1]	111		172

1 Amounts presented within Other financial assets measured at amortized cost and Other financial liabilities measured at amortized cost.    2 Fair value hedges of foreign exchange risk started on 1 January 2020.

Fair value hedges related to debt issued and debt securities: profile of the timing of the nominal amount of the hedging instrument
	31.12.20
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps	0	4	9	46	12	70
Cross-currency swaps[1]	0	0	4	16	2	22

	31.12.19
USD billion	Due within 1 month	Due between 1 and 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
Interest rate swaps		3	9	40	14	65
1 Fair value hedges of foreign exchange risk using cross-currency swaps started on 1 January 2020.

Cash flow hedge reserve on a pre-tax basis
USD million	31.12.20	31.12.19
Amounts related to hedge relationships for which hedge accounting continues to be applied	2,560	1,596
Amounts related to hedge relationships for which hedge accounting is no longer applied	296	(43)
Total other comprehensive income recognized directly in equity related to cash flow hedges, on a pre-tax basis	2,856	1,554

Foreign currency translation reserve on a pre-tax basis
USD million	31.12.20	31.12.19
Amounts related to hedge relationships for which hedge accounting continues to be applied	(569)	377
Amounts related to hedge relationships for which hedge accounting is no longer applied	268	257
Total other comprehensive income recognized directly in equity related to hedging instruments designated as net investment hedges, on a pre-tax basis	(302)	634

Note 25 Hedge accounting (continued)

Interest rate benchmark reform

UBS AG continues to apply the relief provided by Interest Rate Benchmark Reform (amendments to IFRS 9, IAS 39 and IFRS 7), published by the IASB in September 2019.

The interest rate benchmarks subject to interest rate benchmark reforms to which UBS AG’s hedge relationships are exposed are USD LIBOR, CHF LIBOR, GBP LIBOR, AUD LIBOR, JPY LIBOR, HKD LIBOR, SGD LIBOR and EONIA. Existing financial instruments designated in hedge relationships referencing these interest rate benchmarks will transition to alternative reference rates (ARRs) unless they mature before the transition takes place.

UBS AG’s hedge relationships are also exposed to Euro Inter-bank Offered Rate (EURIBOR), for which there is no uncertainty arising from the interest rate benchmark reform. EURIBOR is expected to continue to exist as a benchmark rate for the foreseeable future. Thus, UBS AG does not consider its hedges involving the EURIBOR benchmark interest rate to be directly affected by the interest rate benchmark reform.

UBS AG established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of this transition.

Apart from EURIBOR hedges, UBS AG applies the relief to all its fair value hedges of interest rate risk and to those cash flow hedge relationships where the hedged risk is LIBOR or EONIA. The following table provides details on the notional amount and carrying amount of the hedging instruments in those hedge relationships maturing after 31 December 2021 or 30 June 2023 for USD LIBOR hedges, which are the expected cessation dates of the applicable interest rate benchmarks. The comparative information in the table below has been amended to consistently reflect this approach.

Hedges of net investments in foreign operations are not affected by the amendments.

›   Refer to Note 1a item 2j for more information about the relief provided by the amendments to IFRS 9, IAS 39 and IFRS 7 related to interest rate benchmark reform

Hedging instruments referencing LIBOR
	31.12.20			31.12.19
		Carrying amount			Carrying amount
USD million	Notional amount	Derivative financial assets	Derivative financial liabilities	Notional amount	Derivative financial assets	Derivative financial liabilities
Interest rate risk
Fair value hedges	37,146	1	(12)	26,355	1	(14)
Cash flow hedges	11,179	0	0	5,895	0	0

Consolidated financial statements | UBS AG consolidated financial statements

Note 26  Post-employment benefit plans

The table below provides a breakdown of expenses related to pension and other post-employment benefit plans recognized in the income statement within Personnel expenses.

Income statement – expenses related to post-employment benefit plans
USD million	31.12.20	31.12.19	31.12.18
Net periodic expenses for defined benefit plans	306	291	140
of which: related to major plans[1]	289	271	141
of which: Swiss pension plan[2]	269	248	108
of which: UK pension plan	3	3	11
of which: US and German pension plans	18	21	22
of which: related to remaining plans and other expenses[3]	17	19	(1)
Expenses for defined contribution plans[4]	291	278	223
of which: UK plans	36	34	35
of which: US plan	190	173	127
of which: remaining plans	65	71	61
Total post-employment benefit plan expenses[5]	597	569	363

1 Refer to Note 26a for more information.    2 Changes to the Swiss pension plan announced in 2018 resulted in a pre-tax gain of USD 132 million related to past service. Refer to Note 26a for more information on these changes.    3 Other expenses include differences between actual and estimated performance award accruals.    4 Refer to Note 26b for more information.    5 Refer to Note 6.

The table below provides a breakdown of amounts recognized in Other comprehensive income for defined benefit plans.

Other comprehensive income – gains / (losses) on defined benefit plans
USD million	31.12.20	31.12.19	31.12.18
Major plans[1]	(219)	(128)	(79)
of which: Swiss pension plan	(172)	(15)	(201)
of which: UK pension plan	(61)	(78)	130
of which: US and German pension plans	14	(35)	(8)
Remaining plans	(3)	(1)	9
Gains / (losses) recognized in other comprehensive income, before tax	(222)	(129)	(70)
Tax (expense) / benefit relating to defined benefit plans recognized in other comprehensive income	88	(41)	245
Gains / (losses) recognized in other comprehensive income, net of tax[2]	(134)	(170)	175
1 Refer to Note 26a for more information. 2 Refer to the “Statement of comprehensive income.”

The table below provides a breakdown of the assets and liabilities recognized on the balance sheet within Other non-financial assets and Other non-financial liabilities related to defined benefit plans.

Balance sheet – net defined benefit asset
USD million	31.12.20	31.12.19
Major plans[1]	42	9
of which: Swiss pension plan[2]	0	0
of which: UK pension plan	0	4
of which: US and German pension plans	42	5
Total net defined benefit asset	42	9

1 Refer to Note 26a for more information.    2 As of 31 December 2020 and 31 December 2019, the Swiss pension plan was in a surplus situation. No net defined benefit asset was recognized on the balance sheet due to the IFRS asset ceiling restriction. Refer to Note 26a for more information.

Balance sheet – net defined benefit liability
USD million	31.12.20	31.12.19
Major plans[1]	599	527
of which: UK pension plan	13	0
of which: US and German pension plans[2]	586	527
Remaining plans	112	103
Total net defined benefit liability[3]	711	629

1 Refer to Note 26a for more information.    2 Of the total liability recognized as of 31 December 2020, USD 88 million related to US plans and USD 498 million related to German plans (31 December 2019: USD 111 million and USD 416 million, respectively).    3 Refer to Note 19c.

Note 26  Post-employment benefit plans (continued)

a) Defined benefit plans

UBS AG has established defined benefit plans for its employees in various jurisdictions in accordance with local regulations and practices. The major plans are located in Switzerland, the UK, the US and Germany. The level of benefits depends on the specific plan rules.

For the funded plans, the plan assets are invested in a diversified portfolio of financial assets. Volatility arises in each plan’s net asset / liability position because the fair value of the plan’s financial assets is not fully correlated to movements in the value of the plan’s defined benefit obligation (DBO). UBS AG’s general principle is to ensure that the plans are adequately funded on the basis of actuarial valuations. Local pension regulations are the primary drivers for determining when contributions are required.

Swiss pension plan

The Swiss pension plan covers employees of UBS AG and employees of companies having close economic or financial ties with UBS AG, and exceeds the minimum benefit requirements under Swiss pension law.

In 2017, a significant number of employees transferred from UBS AG to UBS Business Solutions AG, which is a directly held subsidiary of UBS Group AG. There continues to be one pooled pension plan in Switzerland covering the employees of UBS AG and those transferred to UBS Business Solutions AG. UBS AG and UBS Business Solutions AG both are legal sponsors of UBS’s Swiss pension plan. Since the date of the employee transfer, UBS AG and UBS Business Solutions AG apply proportionate defined benefit accounting, i.e., the net pension cost and the net pension asset / liability of the Swiss pension plan are allocated proportionally between UBS AG and UBS Business Solutions AG based on the aggregated net pension cost and defined benefit obligations related to their employees.

The Swiss plan offers retirement, disability and survivor benefits and is governed by a Pension Foundation Board. The responsibilities of this board are defined by Swiss pension law and the plan rules.

Savings contributions to the Swiss plan are paid by both employer and employee. Depending on the age of the employee, UBS AG pays a savings contribution that ranges between 6.5% and 27.5% of contributory base salary and between 2.8% and 9% of contributory variable compensation. UBS AG also pays risk contributions that are used to fund disability and survivor benefits. Employees can choose the level of savings contributions paid by them, which vary between 2.5% and 13.5% of contributory base salary and between 0% and 9% of contributory variable compensation, depending on age and choice of savings contribution category.

The plan offers to members at the normal retirement age of 65 a choice between a lifetime pension and a partial or full lump sum payment. Participants can choose to draw early retirement benefits starting from the age of 58, but can also continue employment and remain active members of the plan until the age of 70. Employees have the opportunity to make additional purchases of benefits to fund early retirement benefits.

The pension amount payable to a participant is calculated by applying a conversion rate to the accumulated balance of the participant’s retirement savings account at the retirement date. The balance is based on credited vested benefits transferred from previous employers, purchases of benefits, and the employee and employer contributions that have been made to the participant’s retirement savings account, as well as the interest accrued. The interest rate is defined annually by the Pension Foundation Board.

Although the Swiss plan is based on a defined contribution promise under Swiss pension law, it is accounted for as a defined benefit plan under IFRS, primarily because of the obligation to accrue interest on the participants’ retirement savings accounts and the payment of lifetime pension benefits.

An actuarial valuation in accordance with Swiss pension law is performed regularly. Should an underfunded situation on this basis occur, the Pension Foundation Board is required to take the necessary measures to ensure that full funding can be expected to be restored within a maximum period of 10 years. If a Swiss plan were to become significantly underfunded on a Swiss pension law basis, additional employer and employee contributions could be required. In this situation, the risk is shared between employer and employees, and the employer is not legally obliged to cover more than 50% of the additional contributions required. As of 31 December 2020, the Swiss plan had a technical funding ratio under Swiss pension law of 132.6% (31 December 2019: 127.1%).

Consolidated financial statements | UBS AG consolidated financial statements

Note 26  Post-employment benefit plans (continued)

The investment strategy of the Swiss plan complies with Swiss pension law, including the rules and regulations relating to diversification of plan assets. These rules, among others, specify restrictions on the composition of plan assets; e.g., there is a limit of 50% for investments in equities. The investment strategy of the Swiss plan is aligned with the defined risk budget set out by the Pension Foundation Board. The risk budget is determined on the basis of regularly performed asset and liability management analyses. In order to implement the risk budget, the Swiss plan may use direct investments, investment funds and derivatives. To mitigate foreign currency risk, a specific currency hedging strategy is in place. The Pension Foundation Board strives for a medium- and long-term balance between assets and liabilities.

As of 31 December 2020, the Swiss plan was in a surplus situation on an IFRS measurement basis, as the fair value of the plan’s assets exceeded the DBO by USD 2,739 million (31 December 2019: a surplus of USD 2,099 million). However, a surplus is only recognized on the balance sheet to the extent that it does not exceed the estimated future economic benefit, which equals the difference between the present value of the estimated future net service cost and the present value of the estimated future employer contributions. As of both 31 December 2020 and 31 December 2019, the estimated future economic benefit was zero and hence no net defined benefit asset was recognized on the balance sheet.

In the first quarter of 2020, UBS AG adopted an enhanced methodology for measuring the estimated future economic benefits available under the Swiss pension plan, whereby future net service cost is measured individually for each future year, considering the individually applicable discount rate. In addition, an enhanced discount curve methodology was adopted, utilizing the FINMA-published ultimate forward rate, which represents the average long-term historical real rate plus expected inflation over the long-dated periods where discount rates are unobservable. No changes have been made to the methodology for measuring the defined benefit obligation.

Changes to the Swiss pension plan

As a result of the effects of continuing low and in some cases negative interest rates, diminished investment return expectations and increasing life expectancy, the pension fund of UBS AG in Switzerland and UBS AG agreed to measures that took effect from the start of 2019 to support the long-term financial stability of the Swiss pension fund. As a result, the conversion rate was lowered, the regular retirement age was increased from 64 to 65, employee contributions were increased, and savings contributions started from age 20 instead of 25. Pensions already in payment on 1 January 2019 were not affected.

To mitigate the effects of the reduction of the conversion rate on future pensions, UBS AG committed to pay an extraordinary contribution of up to CHF 450 million (USD 508 million based on the closing exchange rate as of 31 December 2020) in three installments in 2020, 2021 and 2022. In accordance with IFRS, these measures led to a reduction in the pension obligation recognized by UBS AG, resulting in a pre-tax gain of USD 132 million in 2018. This effect was recognized as a reduction in Personnel expenses with a corresponding effect in Other comprehensive income (OCI). The first installment of USD 143 million was paid in 2020 and reduced OCI with no effect on the income statement. If the Swiss plan remains in an asset ceiling position, the two payments in 2021 and 2022, adjusted for expected forfeitures, are expected to reduce OCI by USD 262 million, with no effect on the income statement.

The second installment of USD 152 million was paid in January 2021 and the regular employer contributions expected to be made to the Swiss plan in 2021 are estimated to be USD 292 million.

UK pension plan

The UK plan is a career-average revalued earnings scheme, and benefits increase automatically based on UK price inflation. The normal retirement age for participants in the UK plan is 60. The plan provides guaranteed lifetime pension benefits to plan participants upon retirement. Since 2000, the UK plan has been closed to new entrants and, since 2013, plan participants are no longer accruing benefits for current or future service. Instead, employees participate in the UK defined contribution plan.

The governance responsibility for the UK plan lies jointly with the Pension Trustee Board and UBS AG. The employer contributions to the pension fund reflect agreed-upon deficit funding contributions, which are determined on the basis of the most recent actuarial valuation using assumptions agreed by the Pension Trustee Board and UBS AG. In the event of underfunding, UBS AG and the Pension Trustee Board must agree on a deficit recovery plan within statutory deadlines. In 2020, UBS AG made deficit funding contributions of USD 46 million to the UK plan. In 2019, UBS AG made deficit funding contributions of USD 242 million.

Note 26  Post-employment benefit plans (continued)

The plan assets are invested in a diversified portfolio of financial assets. In 2020, the UK Pension Trustee Board entered into a longevity swap with an external insurance company, which is recognized as a plan asset. The longevity swap enables the UK pension plan to hedge the risk between expected and actual longevity, which should mitigate volatility in the net defined benefit asset / liability. The longevity swap had nil value on 31 December 2020.

In 2019, UBS AG and the Pension Trustee Board entered into an arrangement whereby a collateral pool was established to provide security for the pension fund. The value of the collateral pool as of 31 December 2020 was USD 347 million (31 December 2019: USD 364 million) and includes corporate bonds, government-related debt instruments and other financial assets. The arrangement provides the Pension Trustee Board dedicated access to a pool of assets in the event of UBS AG’s insolvency or not paying a required deficit funding contribution.

In 2021, no contributions are expected to be made to the UK defined benefit plan, subject to regular funding reviews during the year.

US pension plans

There are two distinct major defined benefit plans in the US, both with a normal retirement age of 65. Since 1998 and 2001, respectively, the plans have been closed to new entrants, who instead can participate in defined contribution plans.

One of the defined benefit plans is a contribution-based plan in which each participant accrues a percentage of salary in a retirement savings account. The retirement savings account is credited annually with interest based on a rate that is linked to the average yield on one-year US government bonds. For the other defined benefit plan, retirement benefits accrue based on the career-average earnings of each individual plan participant. Former employees with vested benefits have the option to take a lump sum payment or a lifetime annuity.

As required under applicable pension laws, both plans have fiduciaries who, together with UBS AG, are responsible for the governance of the plans. UBS AG regularly reviews the contribution strategy for these plans, considering statutory funding rules and the cost of any premiums that must be paid to the Pension Benefit Guaranty Corporation for having an underfunded plan.

The plan assets for both plans are invested in a diversified portfolio of financial assets. Each plan’s fiduciaries are responsible for the investment decisions with respect to the plan assets.

The employer contributions expected to be made to the US defined benefit plans in 2021 are estimated at USD 10 million.

German pension plans

There are two defined benefit plans in Germany, and both are contribution-based plans. No plan assets are set aside to fund these plans, and benefits are paid directly by UBS AG. The normal retirement age for the participants in the German plans is 65. Within the larger of the two plans, each participant accrues a percentage of salary in a retirement savings account. The accumulated account balance of the plan participant is credited on an annual basis with guaranteed interest at a rate of 5%. In the other plan, amounts are accrued annually based on employee elections related to variable compensation. For this plan, the accumulated account balance is credited on an annual basis with a guaranteed interest rate of 6% for amounts accrued before 2010, of 4% for amounts accrued from 2010 to 2017 and of 0.9% for amounts accrued after 2017. Both plans are subject to German pension law, whereby the responsibility to pay pension benefits when they are due resides entirely with UBS AG. A portion of the pension payments is directly increased in line with price inflation.

The benefits expected to be paid by UBS AG to the participants of the German plans in 2021 are estimated at USD 11 million.

Financial information by plan

The tables on the following pages provide an analysis of the movement in the net asset / liability recognized on the balance sheet for defined benefit plans, as well as an analysis of amounts recognized in net profit and in Other comprehensive income.

Consolidated financial statements | UBS AG consolidated financial statements

Note 26  Post-employment benefit plans (continued)

Defined benefit plans
USD million	Swiss pension plan		UK pension plan		US and German pension plans		Total
	2020	2019	2020	2019	2020	2019	2020	2019
Defined benefit obligation at the beginning of the year	13,809	13,774	3,654	3,192	1,820	1,679	19,283	18,645
Current service cost	262	243	0	0	6	6	268	249
Interest expense	40	122	73	92	45	59	159	273
Plan participant contributions	159	149	0	0	0	0	159	149
Remeasurements	677	(61)	449	361	105	185	1,231	485
of which: actuarial (gains) / losses due to changes in demographic assumptions	(53)	(125)	(14)	(26)	(34)	3	(101)	(148)
of which: actuarial (gains) / losses due to changes in financial assumptions	565	1,006	505	421	134	179	1,204	1,605
of which: experience (gains) / losses[1,2]	165	(942)	(42)	(34)	5	4	127	(972)
Past service cost related to plan amendments	0	0	3	0	0	0	3	0
Benefit payments	(641)	(624)	(148)	(135)	(108)	(102)	(898)	(860)
Other movements	(4)	0	0	0	0	0	(4)	0
Foreign currency translation	1,317	206	132	144	37	(8)	1,486	342
Defined benefit obligation at the end of the year	15,619	13,809	4,162	3,654	1,905	1,820	21,686	19,283
of which: amounts owed to active members	8,290	7,073	159	164	245	235	8,694	7,472
of which: amounts owed to deferred members	0	0	1,879	1,559	743	675	2,622	2,233
of which: amounts owed to retirees	7,329	6,735	2,124	1,931	917	911	10,370	9,577
Fair value of plan assets at the beginning of the year	15,908	15,772	3,658	3,032	1,299	1,168	20,864	19,972
Return on plan assets excluding interest income[2]	962	(30)	388	284	118	150	1,469	403
Interest income	48	142	73	89	38	47	159	278
Employer contributions	436	271	46	242	17	38	499	550
Plan participant contributions	159	149	0	0	0	0	159	149
Benefit payments	(641)	(624)	(148)	(135)	(108)	(102)	(898)	(860)
Administration expenses, taxes and premiums paid	(8)	(7)	0	0	(4)	(2)	(11)	(9)
Foreign currency translation	1,495	235	132	146	0	0	1,626	381
Fair value of plan assets at the end of the year	18,358	15,908	4,149	3,658	1,360	1,299	23,867	20,864
Asset ceiling effect at the beginning of the year	2,099	1,998	0	0	0	0	2,099	1,998
Interest expense on asset ceiling effect	7	18	0	0	0	0	7	18
Asset ceiling effect excluding interest expense and foreign currency translation on asset ceiling effect	457	46	0	0	0	0	457	46
Foreign currency translation	176	36	0	0	0	0	176	36
Asset ceiling effect at the end of the year	2,739	2,099	0	0	0	0	2,739	2,099
Net defined benefit asset / (liability)	0	0	(13)	4	(545)	(521)	(558)	(518)

Movement in the net asset / (liability) recognized on the balance sheet
Net asset / (liability) recognized on the balance sheet at the beginning of the year	0	0	4	(160)	(521)	(511)	(518)	(671)
Net periodic expenses recognized in net profit	(269)	(248)	(3)	(3)	(18)	(21)	(289)	(271)
Gains / (losses) recognized in other comprehensive income	(172)	(15)	(61)	(78)	14	(35)	(219)	(128)
Employer contributions	436	271	46	242	17	38	499	550
Other movements	4	0	0	0	0	0	4	0
Foreign currency translation	1	(8)	0	2	(37)	8	(35)	2
Net asset / (liability) recognized on the balance sheet at the end of the year	0	0	(13)	4	(545)	(521)	(558)	(518)

Funded and unfunded plans
Defined benefit obligation from funded plans	15,619	13,809	4,162	3,654	1,319	1,319	21,100	18,782
Defined benefit obligation from unfunded plans	0	0	0	0	586	501	586	501
Plan assets	18,358	15,908	4,149	3,658	1,360	1,299	23,867	20,864
Surplus / (deficit)	2,739	2,099	(13)	4	(545)	(521)	2,181	1,582
Asset ceiling effect	2,739	2,099	0	0	0	0	2,739	2,099
Net defined benefit asset / (liability)	0	0	(13)	4	(545)	(521)	(558)	(518)

1 Experience (gains) / losses are a component of actuarial remeasurements of the defined benefit obligation that reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.    2 Includes the effect from employees transferring between UBS AG and UBS Business Solutions during the period.

Note 26  Post-employment benefit plans (continued)

Analysis of amounts recognized in net profit
USD million	Swiss pension plan		UK pension plan		US and German pension plans		Total
For the year ended	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Current service cost	262	243	0	0	6	6	268	249
Interest expense related to defined benefit obligation	40	122	73	92	45	59	159	273
Interest income related to plan assets	(48)	(142)	(73)	(89)	(38)	(47)	(159)	(278)
Interest expense on asset ceiling effect	7	18	0	0	0	0	7	18
Administration expenses, taxes and premiums paid	8	7	0	0	4	2	11	9
Past service cost related to plan amendments	0	0	3	0	0	0	3	0
Net periodic expenses recognized in net profit	269	248	3	3	18	21	289	271

Analysis of amounts recognized in other comprehensive income (OCI)
USD million	Swiss pension plan		UK pension plan		US and German pension plans		Total
For the year ended	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Remeasurement of defined benefit obligation	(677)	61	(449)	(361)	(105)	(185)	(1,231)	(485)
of which: change in discount rate assumption	(447)	(1,156)	(504)	(552)	(141)	(166)	(1,092)	(1,874)
of which: change in rate of salary increase assumption	(132)	2	0	0	0	0	(132)	2
of which: change in rate of pension increase assumption	0	0	(1)	132	1	(4)	0	128
of which: change in rate of interest credit on retirement savings assumption	15	149	0	0	24	18	39	167
of which: change in life expectancy	84	0	22	21	50	4	156	25
of which: change in other actuarial assumptions	(33)	125	(8)	5	(34)	(33)	(75)	97
of which: experience gains / (losses)[1,2]	(165)	942	42	34	(5)	(4)	(127)	972
Return on plan assets excluding interest income	962	(30)	388	284	118	150	1,469	403
Asset ceiling effect excluding interest expense and foreign currency translation	(457)	(46)	0	0	0	0	(457)	(46)
Total gains / (losses) recognized in other comprehensive income, before tax	(172)	(15)	(61)	(78)	14	(35)	(219)	(128)

1 Experience (gains) / losses are a component of actuarial remeasurements of the defined benefit obligation that reflect the effects of differences between the previous actuarial assumptions and what has actually occurred.    2 Includes the effect from employees transferring between UBS AG and UBS Business Solutions during the period.

The table below provides information about the duration of the DBO and the timing for expected benefit payments.

	Swiss pension plan		UK pension plan		US and German pension plans[1]
	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Duration of the defined benefit obligation (in years)	16.2	15.2	19.0	20.2	10.2	10.1
Maturity analysis of benefits expected to be paid
USD million
Benefits expected to be paid within 12 months	710	687	114	93	122	121
Benefits expected to be paid between 1 and 3 years	1,442	1,383	232	209	235	228
Benefits expected to be paid between 3 and 6 years	2,100	2,048	406	384	346	346
Benefits expected to be paid between 6 and 11 years	3,408	3,232	744	748	532	548
Benefits expected to be paid between 11 and 16 years	3,184	2,899	758	807	413	455
Benefits expected to be paid in more than 16 years	11,186	9,136	3,206	3,913	541	721
1 The duration of the defined benefit obligation represents a weighted average across US and German plans.

Consolidated financial statements | UBS AG consolidated financial statements

Note 26  Post-employment benefit plans (continued)

Actuarial assumptions

The measurement of each plan’s DBO considers different actuarial assumptions. Changes in these assumptions lead to volatility in the DBO. The actuarial assumptions used for the defined benefit plans are based on the economic conditions prevailing in the jurisdiction in which they are offered. Changes in the defined benefit obligation are most sensitive to changes in the discount rate. The discount rate is based on the yield of high-quality corporate bonds quoted in an active market in the currency of the respective plan. A decrease in the discount curve increases the DBO and an increase in the discount curve decreases the DBO. UBS AG regularly reviews the actuarial assumptions used in calculating the DBO to determine their continuing relevance.

›   Refer to Note 1a item 6 for a description of the accounting policy for defined benefit plans

The tables below show the significant actuarial assumptions used in calculating the DBO at the end of the year.

Significant actuarial assumptions
	Swiss pension plan		UK pension plan		US and German pension plans[1]
In %	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Discount rate	0.10	0.29	1.42	2.07	1.62	2.58
Rate of salary increase	2.00	1.50	0.00	0.00	2.25	2.37
Rate of pension increase	0.00	0.00	2.89	2.92	1.70	1.80
Rate of interest credit on retirement savings	0.60	0.49	0.00	0.00	1.12	2.57
1 Represents weighted average assumptions across US and German plans.

Mortality tables and life expectancies for major plans
		Life expectancy at age 65 for a male member currently
		aged 65		aged 45
Country	Mortality table	31.12.20	31.12.19	31.12.20	31.12.19
Switzerland	BVG 2020 G with CMI 2019 projections[1]	21.7	21.6	23.2	23.1
UK	S3PA with CMI 2019 projections[2]	23.4	23.3	24.6	24.5
USA	Pri-2012 with MP-2020 projection scale[3]	21.8	22.8	23.2	24.3
Germany	Dr. K. Heubeck 2018 G	20.8	20.7	23.6	23.5

		Life expectancy at age 65 for a female member currently
		aged 65		aged 45
Country	Mortality table	31.12.20	31.12.19	31.12.20	31.12.19
Switzerland	BVG 2020 G with CMI 2019 projections[1]	23.4	23.6	24.9	25.1
UK	S3PA with CMI 2019 projections[2]	24.9	25.1	26.3	26.4
USA	Pri-2012 with MP-2020 projection scale[3]	23.2	24.4	24.5	25.9
Germany	Dr. K. Heubeck 2018 G	24.3	24.2	26.5	26.4
1 In 2019, BVG 2015 G with CMI 2016 projections was used. 2 In 2019, S2PA with CMI 2018 projections was used. 3 In 2019, RP-2014 WCHA with MP-2019 projection scale was used.

Note 26  Post-employment benefit plans (continued)

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

Sensitivity analysis of significant actuarial assumptions[1]
Increase / (decrease) in defined benefit obligation	Swiss pension plan		UK pension plan		US and German pension plans
USD million	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19
Discount rate
Increase by 50 basis points	(1,030)	(853)	(370)	(346)	(91)	(86)
Decrease by 50 basis points	1,181	972	423	395	99	93
Rate of salary increase
Increase by 50 basis points	74	49	–[2]	–[2]	1	1
Decrease by 50 basis points	(71)	(47)	–[2]	–[2]	(1)	(1)
Rate of pension increase
Increase by 50 basis points	793	673	358	331	8	7
Decrease by 50 basis points	–[3]	–[3]	(316)	(299)	(7)	(7)
Rate of interest credit on retirement savings
Increase by 50 basis points	142	107	–[4]	–[4]	9	9
Decrease by 50 basis points	(113)[5]	(62)	–[4]	–[4]	(8)	(9)
Life expectancy
Increase in longevity by one additional year	566	459	182	154	60	51

1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.    2 As the plan is closed for future service, a change in assumption is not applicable.    3 As the assumed rate of pension increase was 0% as of 31 December 2020 and as of 31 December 2019, a downward change in assumption is not applicable.    4 As the UK plan does not provide interest credits on retirement savings, a change in assumption is not applicable.    5 As of 31 December 2020, 17.7% of retirement savings were subject to a legal minimum rate of 1.00%.

Consolidated financial statements | UBS AG consolidated financial statements

Note 26  Post-employment benefit plans (continued)

Fair value of plan assets

The tables below provide information about the composition and fair value of plan assets of the Swiss, the UK and the US pension plans.

Composition and fair value of plan assets

Swiss pension plan
	31.12.20				31.12.19
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	123	0	123	1	90	0	90	1
Real estate / property
Domestic	0	2,018	2,018	11	0	1,720	1,720	11
Foreign	0	186	186	1	0	90	90	1
Investment funds
Equity
Domestic	465	0	465	3	395	0	395	2
Foreign	3,540	1,103	4,642	25	3,433	932	4,365	27
Bonds[1]
Domestic, AAA to BBB–	2,096	0	2,096	11	1,825	0	1,825	11
Foreign, AAA to BBB–	3,462	0	3,462	19	3,315	0	3,315	21
Foreign, below BBB–	734	0	734	4	563	0	563	4
Other	1,894	2,097	3,991	22	904	2,230	3,134	20
Other investments	373	266	640	3	301	109	411	3
Total fair value of plan assets	12,688	5,670	18,358	100	10,827	5,081	15,908	100

			31.12.20				31.12.19
Total fair value of plan assets			18,358				15,908
of which:[2]
Bank accounts at UBS AG			130				90
UBS AG debt instruments			19				4
UBS Group AG shares			13				12
Securities lent to UBS AG3			796				748
Property occupied by UBS AG			54				50
Derivative financial instruments, counterparty UBS AG3			84				6

1 The bond credit ratings are primarily based on Standard & Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in Standard & Poor’s rating classification.    2 Bank accounts at UBS AG encompass accounts in the name of the Swiss pension fund. The other positions disclosed in the table encompass both direct investments in UBS AG instruments and UBS Group AG shares and indirect investments, i.e., those made through funds that the pension fund invests in.    3 Securities lent to UBS AG and derivative financial instruments are presented gross of any collateral. Securities lent to UBS AG were fully covered by collateral as of 31 December 2020 and 31 December 2019. Net of collateral, derivative financial instruments amounted to negative USD 9 million as of 31 December 2020 (31 December 2019: positive USD 3 million).

Note 26  Post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

UK pension plan
	31.12.20				31.12.19
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	195	0	195	5	141	0	141	4
Bonds[1]
Domestic, AAA to BBB–	2,150	0	2,150	52	1,810	0	1,810	49
Foreign, AAA to BBB–	53	0	53	1	0	0	0	0
Investment funds
Equity
Domestic	34	3	37	1	33	0	33	1
Foreign	1,077	0	1,077	26	916	0	916	25
Bonds[1]
Domestic, AAA to BBB–	919	131	1,050	25	610	117	727	20
Domestic, below BBB–	47	0	47	1	22	0	22	1
Foreign, AAA to BBB–	149	0	149	4	310	0	310	8
Foreign, below BBB–	110	0	110	3	108	0	108	3
Real estate
Domestic	98	16	114	3	103	18	122	3
Foreign	0	37	37	1	0	19	19	1
Other	(86)	0	(86)	(2)	0	0	0	0
Insurance contracts	0	8	8	0	0	7	7	0
Derivatives	(3)	0	(3)	0	3	0	3	0
Asset-backed securities	0	6	6	0	0	6	6	0
Other investments[2]	(803)	9	(794)	(19)	(572)	7	(565)	(15)
Total fair value of plan assets	3,940	209	4,149	100	3,483	175	3,658	100

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

Consolidated financial statements | UBS AG consolidated financial statements

Note 26  Post-employment benefit plans (continued)

Composition and fair value of plan assets (continued)

US pension plans
	31.12.20				31.12.19
	Fair value			Plan asset allocation %	Fair value			Plan asset allocation %
USD million	Quoted in an active market	Other	Total		Quoted in an active market	Other	Total
Cash and cash equivalents	38	0	38	3	27	0	27	2
Bonds[1]
Domestic, AAA to BBB–	490	0	490	36	475	0	475	37
Domestic, below BBB–	7	0	7	0	2	0	2	0
Foreign, AAA to BBB–	99	0	99	7	99	0	99	8
Foreign, below BBB–	1	0	1	0	3	0	3	0
Investment funds
Equity
Domestic	210	0	210	15	208	0	208	16
Foreign	169	0	169	12	161	0	161	12
Bonds[1]
Domestic, AAA to BBB–	195	0	195	14	176	0	176	14
Domestic, below BBB–	34	0	34	2	28	0	28	2
Foreign, AAA to BBB–	19	0	19	1	17	0	17	1
Foreign, below BBB–	3	0	3	0	3	0	3	0
Real estate
Domestic	0	14	14	1	0	13	13	1
Other	79	0	79	6	69	0	69	5
Insurance contracts	0	1	1	0	0	18	18	1
Total fair value of plan assets	1,345	15	1,360	100	1,268	31	1,299	100

1 The bond credit ratings are primarily based on Standard & Poor’s credit ratings. Ratings AAA to BBB– and below BBB– represent investment grade and non-investment grade ratings, respectively. In cases where credit ratings from other rating agencies were used, these were converted to the equivalent rating in Standard & Poor’s rating classification.

Note 26  Post-employment benefit plans (continued)

b) Defined contribution plans

UBS AG sponsors a number of defined contribution plans, with the most significant plans in the US and the UK. UBS AG’s obligation is limited to its contributions made in accordance with the plan, which may include direct contributions as well as matching contributions. Employer contributions to defined contribution plans are recognized as an expense, which, for 2020, 2019 and 2018, amounted to USD 291 million, USD 278 million and USD 223 million, respectively.

c) Related-party disclosure

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

Also, UBS AG leases certain properties that are owned by the Swiss pension fund. As of 31 December 2020, the minimum commitment toward the Swiss pension fund under the related leases was approximately USD 6 million (31 December 2019: USD 8 million).

›   Refer to the “Composition and fair value of plan assets” table in Note 26a  for more information about fair value of investments in UBS AG and UBS Group AG instruments held by the Swiss pension fund

The following amounts have been received or paid by UBS AG from and to the post-employment benefit plans located in Switzerland, the UK and the US in respect of these banking activities and arrangements.

Related-party disclosure
	For the year ended
USD million	31.12.20	31.12.19	31.12.18
Received by UBS AG
Fees	19	19	22
Paid by UBS AG
Rent	3	2	3
Dividends, capital repayments and interest	10	10	10

The transaction volumes in UBS Group AG shares and UBS AG debt instruments and the balances of UBS Group AG shares held as of 31 December were:

Transaction volumes – UBS Group AG shares and UBS AG debt instruments
	For the year ended
	31.12.20	31.12.19
Financial instruments bought by pension funds
UBS Group AG shares (in thousands of shares)	1,677	929
UBS AG debt instruments (par values, USD million)	16	1
Financial instruments sold by pension funds or matured
UBS Group AG shares (in thousands of shares)	2,556	1,778
UBS AG debt instruments (par values, USD million)	4	5

UBS Group AG shares held by post-employment benefit plans
	31.12.20	31.12.19
Number of shares (in thousands of shares)	14,112	14,991
Fair value (USD million)	199	189

Consolidated financial statements | UBS AG consolidated financial statements

Note 27  Employee benefits: variable compensation

a) Plans offered

UBS has several share-based and other deferred compensation plans that align the interests of Group Executive Board (GEB) members and other employees with the interests of investors.

Share based  payment awards are granted in the form of notional shares and, where permitted, carry a dividend equivalent that may be paid in notional shares or cash and that vest on the same terms and conditions as the award. Awards are settled by delivering UBS shares at vesting, except in jurisdictions where this is not permitted for legal or tax reasons.

Deferred compensation awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS. These compensation plans are also designed to meet regulatory requirements and include special provisions for regulated employees.

The most significant deferred compensation plans are described below.

For the majority of variable compensation awards granted under such plans to employees of UBS AG, the grantor entity is UBS Group AG. Expenses associated with these awards are charged by UBS Group AG to UBS AG. For the purpose of this Note, references to shares refer to UBS Group AG shares.

›   Refer to Note 1a item 5 for a description of the accounting policy related to share-based and other deferred compensation plans

Mandatory deferred compensation plans

Equity Ownership Plan (EOP)

The EOP is a mandatory deferred share-based compensation plan for all employees whose total annual compensation exceeds a specified threshold, other than GEB members, Group Managing Directors (GMDs) and Group or Divisional Vice Chair role holders who are granted share-based awards under the new Long-Term Incentive Plan (LTIP) first granted in 2020. Awards generally vest in equal installments after two and three years following grant, provided that vesting conditions are satisfied. Awards granted to GEB members in 2019 and prior years generally vest three, four and five years after grant.

EOP awards granted to GEB members and GMDs in 2019 and prior years, as well as EOP awards granted to certain other employees will only vest if certain performance measures both for the Group and the applicable business division are met.

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

Long-Term Incentive Plan

The LTIP is a mandatory deferred share-based compensation plan for GEB members, GMDs and Group or Divisional Vice Chair role holders.

The final number of notional shares delivered at vesting depends on two equally-weighted performance metrics: reported return on common equity tier 1 capital (RoCET1) and relative total shareholder return (rTSR), which measures the performance of the UBS share against an index consisting of Global Systemically Important Banks as determined by the Financial Stability Board.

The final number of shares as determined at the end of the three-year performance period will vest in three equal installments in each of the three years following the performance period for GEB members, and cliff vest in the first year following the performance period for GMDs and Vice Chair role holders.

Deferred Contingent Capital Plan (DCCP)

The DCCP is a mandatory deferred compensation plan for all employees whose total annual compensation exceeds a specified threshold.

DCCP awards take the form of notional additional tier 1 (AT1) capital instruments, which, at the discretion of UBS, can be settled in either a cash payment or a perpetual, marketable AT1 capital instrument. DCCP awards vest in full after five years, and up to seven years for certain regulated employees, unless there is a trigger event.

Awards are forfeited if a viability event occurs, i.e., if FINMA notifies the firm in writing that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. DCCP awards are also written down for GEB members if the Group’s CET1 capital ratio falls below 10% and for all other employees if it falls below 7%. As an additional performance condition, GEB members forfeit 20% of their award for each loss-making year during the vesting period.

Interest payments on DCCP awards are paid at the discretion of UBS. Where interest payments are not permitted, such as for certain regulated employees, the DCCP award reflects the fair value of the granted non-interest-bearing award.

Note 27  Employee benefits: variable compensation (continued)

Financial advisor variable compensation

In line with market practice for US wealth management businesses, the compensation for US financial advisors in Global Wealth Management is composed of production payout and deferred compensation awards. Production payout is primarily based on compensable revenue.

Financial advisors may also qualify for deferred compensation awards, which generally vest over a six-year period. The awards are based on strategic performance measures, including production, length of service with the firm and net new business. Production payout rates and deferred compensation awards may be reduced for, among other things, errors, negligence or carelessness, or a failure to comply with the firm’s rules, standards, practices and / or policies and / or applicable laws and regulations.

Other compensation plans

Equity Plus Plan

The Equity Plus Plan is a voluntary employee share purchase program that allows eligible employees to purchase UBS shares at market price and receive one additional notional share for every three shares purchased, up to a maximum annual limit. Additional shares vest after a maximum of three years, provided the employee remains employed with UBS and has retained the purchased shares throughout the holding period.

Role-based allowances

Some employees may receive a role-based allowance in addition to their base salary. This allowance reflects the market value of a specific role and is fixed, non-forfeitable compensation. Unlike salary, a role-based allowance is paid only as long as the employee is in a specific role. Role-based allowances consist of a cash portion and, where applicable, a blocked UBS share award. The compensation expense is recognized in the year of grant.

Discontinued deferred compensation plans

PartnerPlus

Through performance year 2016, financial advisor strategic objective awards were partly granted under the PartnerPlus deferred cash plan, which included amounts awarded by UBS, as well as voluntary participant contributions. Company contributions and voluntary contributions were credited with interest in accordance with the terms of the plan, or upon election credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both company and voluntary contributions ratably vest in 20% installments 6 to 10 years following grant date. Company contributions and interest on notional earnings on both company and voluntary contributions are forfeitable under certain circumstances.

GrowthPlus

GrowthPlus is a compensation plan for selected financial advisors whose revenue production and length of service exceeded defined thresholds from 2010 through 2017. Awards were granted in 2010, 2011, 2015 and 2018. The awards are cash-based and are distributed over seven years, with the exception of 2018 awards, which are distributed over five years.

Consolidated financial statements | UBS AG consolidated financial statements

Note 27  Employee benefits: variable compensation (continued)

b) Effect on the income statement

Effect on the income statement for the financial year and future periods

The table below provides information about compensation expenses related to total variable compensation, including financial advisor variable compensation, that were recognized in the financial year ended 31 December 2020, as well as expenses that were deferred and will be recognized in the income statement for 2021  and later. The majority of expenses deferred to 2021 and later that are related to the 2020 performance year pertain to awards granted in February 2021. The total unamortized compensation expense for unvested share-based awards granted up to 31 December 2020 will be recognized in future periods over a weighted average period of 2.9 years.

During the third quarter of 2020, UBS AG modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees, resulting in the recognition of USD 303 million in expenses for variable compensation – performance awards. The full year effect was an expense of approximately USD 240 million. Refer to Note 1b for more information.

Variable compensation including financial advisor variable compensation
	Expenses recognized in 2020			Expenses deferred to 2021 and later[1]
USD million	Related to the 2020 performance year	Related to prior performance years	Total	Related to the 2020 performance year	Related to prior performance years	Total
Non-deferred cash	1,948	(29)	1,920	0	0	0
Deferred compensation awards	329	704	1,034	734	277	1,011
of which: Equity Ownership Plan	131	315	446	298	67	365
of which: Deferred Contingent Capital Plan	108	339	448	271	189	459
of which: Long-Term Incentive Plan	41	11	52	46	9	55
of which: Asset Management EOP	49	39	88	120	12	132
Variable compensation – performance awards	2,278	675	2,953	734	277	1,011
Variable compensation – other[2]	109	92	201	176	189	364
Total variable compensation excluding financial advisor variable compensation	2,387	768	3,155	909	465	1,375
Financial advisor variable compensation	3,356	233	3,589	350	602	952
of which: non-deferred cash	3,154	0	3,154	0	0	0
of which: deferred share-based awards	69	50	119	79	135	214
of which: deferred cash-based awards	133	183	316	271	467	738
Compensation commitments with recruited financial advisors[3]	22	480	502	473	1,682	2,155
Total FA variable compensation	3,378	713	4,091	822	2,284	3,106
Total variable compensation including FA variable compensation	5,765	1,481	7,246[4]	1,732	2,749	4,481

1 Estimate as of 31 December 2020. Actual amounts to be expensed in future periods may vary, e.g., due to forfeiture of awards.    2 Comprised of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related to the Deferred Contingent Capital Plan.    3 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    4 Includes USD 666 million in expenses related to share-based compensation (performance awards: USD 498 million; other variable compensation: USD 49 million; financial advisor compensation: USD 119 million). A further USD 88 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 4 million related to role-based allowances; social security: USD 51 million; other personnel expenses: USD 34 million related to the Equity Plus Plan).

Note 27  Employee benefits: variable compensation (continued)

Variable compensation including financial advisor variable compensation (continued)
	Expenses recognized in 2019			Expenses deferred to 2020 and later[1]
USD million	Related to the 2019 performance year	Related to prior performance years	Total	Related to the 2019 performance year	Related to prior performance years	Total
Non-deferred cash	1,706	(24)	1,682	0	0	0
Deferred compensation awards	287	576	863	413	592	1,005
of which: Equity Ownership Plan	115	294	410	198	213	412
of which: Deferred Contingent Capital Plan	109	256	365	166	356	521
of which: Long-Term Incentive Plan	38	0	38	23	0	23
of which: Asset Management EOP	25	26	51	26	23	49
Variable compensation – performance awards	1,993	553	2,545	413	592	1,005
Variable compensation – other[2]	140	85	225	115	228	343
Total variable compensation excluding financial advisor variable compensation	2,133	638	2,770	528	820	1,348
Financial advisor variable compensation	3,233	268	3,501	197	710	907
of which: non-deferred cash	3,064	0	3,064	0	0	0
of which: deferred share-based awards	57	48	106	54	130	183
of which: deferred cash-based awards	112	219	331	144	580	724
Compensation commitments with recruited financial advisors[3]	32	510	542	350	1,617	1,967
Total FA variable compensation	3,265	778	4,043	548	2,327	2,874
Total variable compensation including FA variable compensation	5,398	1,416	6,814[4]	1,076	3,146	4,222

1 Estimate as of 31 December 2019. Actual amounts expensed may vary, e.g., due to forfeiture of awards.    2 Comprised of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related to the Deferred Contingent Capital Plan.    3 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    4 Includes USD 595 million in expenses related to share-based compensation (performance awards: USD 448 million; other variable compensation: USD 42 million; financial advisor compensation: USD 106 million). A further USD 54 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 10 million related to role-based allowances; social security: USD 23 million; other personnel expenses: USD 22 million related to the Equity Plus Plan).

Variable compensation including financial advisor variable compensation (continued)
	Expenses recognized in 2018			Expenses deferred to 2019 and later[1]
USD million	Related to the 2018 performance year	Related to prior performance years	Total	Related to the 2018 performance year	Related to prior performance years	Total
Non-deferred cash	1,896	(26)	1,870	0	0	0
Deferred compensation awards	360	564	924	570	638	1,208
of which: Equity Ownership Plan	208	299	507	316	238	554
of which: Deferred Contingent Capital Plan	126	235	361	232	373	605
of which: Asset Management EOP	25	28	53	22	26	48
of which: other performance awards	0	2	2	0	1	1
Variable compensation – performance awards	2,256	538	2,794	570	638	1,208
Variable compensation – other[2]	144	75	220	178	264	442
Total variable compensation excluding financial advisor variable compensation	2,400	613	3,013	748	902	1,650
Financial advisor variable compensation	3,233	237	3,470	128	639	767
of which: non-deferred cash	3,089	0	3,089	0	0	0
of which: deferred share-based awards	51	44	95	52	131	183
of which: deferred cash-based awards	93	193	286	76	507	584
Compensation commitments with recruited financial advisors[3]	33	551	584	357	1,883	2,240
Total FA variable compensation	3,266	789	4,054	484	2,522	3,006
Total variable compensation including FA variable compensation	5,666	1,402	7,068[4]	1,233	3,424	4,656

1 Estimate as of 31 December 2018. Actual amounts expensed may vary, e.g., due to forfeiture of awards.    2 Comprised of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related to the Deferred Contingent Capital Plan.    3 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.    4 Includes USD 612 million in expenses related to share-based compensation (performance awards: USD 507 million; other variable compensation: USD 10 million; financial advisor compensation: USD 95 million). A further USD 44 million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD 15 million related to role-based allowances; social security: USD 7 million; other personnel expenses: USD 22 million related to the Equity Plus Plan).

Consolidated financial statements | UBS AG consolidated financial statements

Note 27  Employee benefits: variable compensation (continued)

c) Outstanding share-based compensation awards

Share and performance share awards

Movements in outstanding share-based awards under the EOP during 2020 and 2019 are provided in the table below.

The awards presented are granted by UBS AG, but are based on UBS Group AG shares.

Movements in outstanding share-based compensation awards
	Number of shares 2020	Weighted average grant date fair value (USD)	Number of shares 2019	Weighted average grant date fair value (USD)
Outstanding, at the beginning of the year	90,443	14	201,793	15
Awarded during the year	19,229	11	29,092	11
Distributed during the year	(55,114)	14	(140,441)	14
Forfeited during the year	0	0	0	0
Outstanding, at the end of the year	54,557	13	90,443	14
of which: shares vested for accounting purposes	53,216		56,492

The total carrying amount of the liability related to cash-settled share-based awards as of 31 December 2020 and 31 December 2019 was USD 1 million.

d) Valuation

UBS share awards

UBS measures compensation expense based on the average market price of the UBS share on the grant date as quoted on the SIX Swiss Exchange, taking into consideration post-vesting sale and hedge restrictions, non-vesting conditions and market conditions, where applicable. The fair value of the share awards subject to post-vesting sale and hedge restrictions is discounted on the basis of the duration of the post-vesting restriction and is referenced to the cost of purchasing an at-the-money European put option for the term of the transfer restriction. The weighted average discount for share and performance share awards granted during 2020 was approximately 23.8% (2019:  22.6%) of the market price of the UBS share. The grant date fair value of notional shares without dividend entitlements also includes a deduction for the present value of future expected dividends to be paid between the grant date and distribution.

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

Individually significant subsidiaries

The table below lists UBS AG’s individually significant subsidiaries as of 31 December 2020. Unless otherwise stated, the subsidiaries listed below have share capital consisting solely of ordinary shares that are held entirely by UBS AG, and the proportion of ownership interest held is equal to the voting rights held by UBS AG.

The country where the respective registered office is located is also the principal place of business. UBS AG operates through a global network of branches and a significant proportion of its business activity is conducted outside Switzerland, including in the UK, the US, Singapore, Hong Kong and other countries. UBS Europe SE has branches and offices in a number of EU Member States, including Germany, Italy, Luxembourg, Spain and Austria. Share capital is provided in the currency of the legally registered office.

Individually significant subsidiaries of UBS AG as of 31 December 2020[1]
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Americas Holding LLC	Wilmington, Delaware, USA	Group Functions	USD	3,150.0[2]	100.0
UBS Americas Inc.	Wilmington, Delaware, USA	Group Functions	USD	0.0	100.0
UBS Asset Management AG	Zurich, Switzerland	Asset Management	CHF	43.2	100.0
UBS Bank USA	Salt Lake City, Utah, USA	Global Wealth Management	USD	0.0	100.0
UBS Europe SE	Frankfurt, Germany	Global Wealth Management	EUR	446.0	100.0
UBS Financial Services Inc.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS Securities LLC	Wilmington, Delaware, USA	Investment Bank	USD	1,283.1[3]	100.0
UBS Switzerland AG	Zurich, Switzerland	Personal & Corporate Banking	CHF	10.0	100.0

1 Includes direct and indirect subsidiaries of UBS AG.    2 Consists of common share capital of USD 1,000 and non-voting preferred share capital of USD 3,150,000,000.    3 Consists of common share capital of USD 100,000 and non-voting preferred share capital of USD 1,283,000,000.

Consolidated financial statements | UBS AG consolidated financial statements

Note 28  Interests in subsidiaries and other entities (continued)

Other subsidiaries

The table below lists other direct and indirect subsidiaries of UBS AG that are not individually significant but that contribute to UBS AG’s total assets and aggregated profit before tax thresholds and are thereby disclosed in accordance with the requirements set by the SEC.

Other subsidiaries of UBS AG as of 31 December 2020
Company	Registered office	Primary business	Share capital in million		Equity interest accumulated in %
UBS Asset Management (Americas) Inc.	Wilmington, Delaware, USA	Asset Management	USD	0.0	100.0
UBS Asset Management (Hong Kong) Limited	Hong Kong, Hong Kong	Asset Management	HKD	254.0	100.0
UBS Asset Management Life Ltd	London, United Kingdom	Asset Management	GBP	15.0	100.0
UBS Asset Management Switzerland AG	Zurich, Switzerland	Asset Management	CHF	0.5	100.0
UBS Asset Management (UK) Ltd	London, United Kingdom	Asset Management	GBP	125.0	100.0
UBS Business Solutions US LLC	Wilmington, Delaware, USA	Group Functions	USD	0.0	100.0
UBS Credit Corp.	Wilmington, Delaware, USA	Global Wealth Management	USD	0.0	100.0
UBS (France) S.A.	Paris, France	Global Wealth Management	EUR	133.0	100.0
UBS Fund Management (Luxembourg) S.A.	Luxembourg, Luxembourg	Asset Management	EUR	13.0	100.0
UBS Fund Management (Switzerland) AG	Basel, Switzerland	Asset Management	CHF	1.0	100.0
UBS (Monaco) S.A.	Monte Carlo, Monaco	Global Wealth Management	EUR	49.2	100.0
UBS Realty Investors LLC	Boston, Massachusetts, USA	Asset Management	USD	9.0	100.0
UBS Securities Australia Ltd	Sydney, Australia	Investment Bank	AUD	0.3[1]	100.0
UBS Securities Hong Kong Limited	Hong Kong, Hong Kong	Investment Bank	HKD	3,154.2	100.0
UBS Securities Japan Co., Ltd.	Tokyo, Japan	Investment Bank	JPY	32,100.0	100.0
UBS Securities Pte. Ltd.	Singapore, Singapore	Investment Bank	SGD	420.4	100.0
1 Includes a nominal amount relating to redeemable preference shares.

Consolidated structured entities

UBS AG consolidates a structured entity (an SE) if it has power over the relevant activities of the entity, exposure to variable returns and the ability to use its power to affect its returns. Consolidated SEs include certain investment funds, securitization vehicles and client investment vehicles. UBS AG has no individually significant subsidiaries that are SEs.

In 2020 and 2019,  UBS AG did not enter into any contractual obligation that could require UBS AG to provide financial support to consolidated SEs. In addition, UBS AG did not provide support, financial or otherwise, to a consolidated SE when UBS AG was not contractually obligated to do so, nor does UBS AG have any intention to do so in the future. Furthermore, UBS AG did not provide support, financial or otherwise, to a previously unconsolidated SE that resulted in UBS AG controlling the SE during the reporting period.

Note 28  Interests in subsidiaries and other entities (continued)

b) Interests in associates and joint ventures

As of 31 December 2020 and 2019, no associate or joint venture was individually material to UBS AG. In addition, there were no significant restrictions on the ability of associates or joint ventures to transfer funds to UBS AG or its subsidiaries in the form of cash dividends or to repay loans or advances made. There were no quoted market prices for any associates or joint ventures of UBS AG.

In the third quarter of 2020, UBS AG completed the sale of a 51.2% stake in Fondcenter AG to Clearstream and deconsolidated the entity in accordance with IFRS 10, Consolidated Financial Statements. The retained minority shareholding of 48.8% is accounted for as an investment in an associate with a carrying amount of USD 399 million as of 31 December 2020.

›   Refer to Note 29 for more information

Investments in associates and joint ventures
USD million	2020	2019
Carrying amount at the beginning of the year	1,051	1,099
Additions[1]	388	0
Disposals	0	0
Share of comprehensive income	83	25
of which: share of net profit[2]	84	46
of which: share of other comprehensive income[3]	(1)	(21)
Share of changes in retained earnings	(40)	0
Dividends received	(33)	(83)
Impairment	0	(1)
Foreign currency translation	108	11
Carrying amount at the end of the year	1,557	1,051
of which: associates	1,513	1,010
of which: SIX Group AG, Zurich[4]	965	887
of which: Clearstream Fund Centre AG, Zurich[1]	399
of which: other associates	150	123
of which: joint ventures	44	41

1 On 30 September 2020, UBS AG completed the sale of a 51.2% stake in Fondcenter AG to Clearstream and deconsolidated the entity in accordance with IFRS 10, Consolidated Financial Statements. The retained minority shareholding of 48.8% is accounted for as an associate and increased the investments in associates by USD 385 million upon completion of the transaction. Refer to Note 29 for more information.    2 For 2020, consists of USD 64 million from associates and USD 19 million from joint ventures. For 2019, consists of USD 28 million from associates and USD 18 million from joint ventures.    3 For 2020, consists of negative USD 1 million from associates. For 2019, consists of negative USD 22 million from associates and USD 1 million from joint ventures.    4 In 2020, UBS AG’s equity interest amounts to 17.31%. UBS AG is represented on the Board of Directors.

Consolidated financial statements | UBS AG consolidated financial statements

Note 28  Interests in subsidiaries and other entities (continued)

c) Interests in unconsolidated structured entities

UBS AG is considered to sponsor another entity if, in addition to ongoing involvement with the entity, it had a key role in establishing that entity or in bringing together relevant counterparties for the transaction facilitated by the entity. During 2020, UBS AG sponsored the creation of various SEs and interacted with a number of non-sponsored SEs, including securitization vehicles, client vehicles and certain investment funds, that UBS AG did not consolidate as of 31 December 2020 because it did not control these entities.

The table below presents UBS AG’s interests in and maximum exposure to loss from unconsolidated SEs as well as the total assets held by the SEs in which UBS AG had an interest as of year-end, except for investment funds sponsored by third parties, for which the carrying amount of UBS AG’s interest as of year-end has been disclosed.

Interests in unconsolidated structured entities
	31.12.20
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total	Maximum exposure to loss[1]
Financial assets at fair value held for trading	375	131	7,595	8,101	8,101
Derivative financial instruments	6	49	158	213	211
Loans and advances to customers			179	179	179
Financial assets at fair value not held for trading	35	1[2]	73	109	109
Financial assets measured at fair value through other comprehensive income		6,624		6,624	6,624
Other financial assets measured at amortized cost		0[2]		0	250
Total assets	416[3]	6,805	8,005	15,227
Derivative financial instruments	3[4]	11	376	390	0
Total liabilities	3	11	376	390
Assets held by the unconsolidated structured entities in which UBS had an interest (USD billion)	39[5]	136[6]	484[7]

	31.12.19
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total	Maximum exposure to loss[1]
Financial assets at fair value held for trading	462	130	5,874	6,466	6,466
Derivative financial instruments	9	9	36	55	53
Loans and advances to customers			174	174	174
Financial assets at fair value not held for trading	81	8[2]	62	151	902
Financial assets measured at fair value through other comprehensive income		3,955		3,955	3,955
Other financial assets measured at amortized cost	335	16[2]		351	1,372
Total assets	888[3]	4,118	6,147	11,152
Derivative financial instruments	2[4]	225	324	552	1
Total liabilities	2	225	324	552
Assets held by the unconsolidated structured entities in which UBS had an interest (USD billion)	55[5]	73[6]	413[7]

1 For the purpose of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral or other credit enhancements.    2 Represents the carrying amount of loan commitments. The maximum exposure to loss for these instruments is equal to the notional amount.    3 As of 31 December 2020, USD 0.2 billion of the USD 0.4 billion (31  December 2019: USD 0.6 billion of the USD 0.9 billion) was held in Group Functions – Non-core and Legacy Portfolio.    4 Comprised of credit default swap liabilities and other swap liabilities. The maximum exposure to loss for credit default swap liabilities is equal to the sum of the negative carrying amount and the notional amount. For other swap liabilities, no maximum exposure to loss is reported.    5 Represents the principal amount outstanding.    6 Represents the market value of total assets.    7 Represents the net asset value of the investment funds sponsored by UBS and the carrying amount of UBS’s interests in the investment funds not sponsored by UBS.

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

In 2020 and 2019, UBS AG did not provide support, financial or otherwise, to an unconsolidated SE when not contractually obligated to do so, nor does UBS AG have any intention to do so in the future.

In 2020 and 2019, income and expenses from interests in unconsolidated SEs primarily resulted from mark-to-market movements recognized in Other net income from financial instruments measured at fair value through profit of loss, which have generally been hedged with other financial instruments, as well as fee and commission income received from UBS-sponsored funds.

Interests in securitization vehicles

As of 31 December 2020 and 31 December 2019,  UBS AG held interests, both retained and acquired, in various securitization vehicles, half of which are held within Group Functions – Non-core and Legacy Portfolio. The Investment Bank also retained interests in securitization vehicles related to financing, underwriting, secondary market and derivative trading activities.

The numbers outlined in the table on the previous page may differ from the securitization positions presented in the 31 December 2020 Pillar 3 report under “Pillar 3 disclosures” at ubs.com/investors,  for the following reasons: (i) exclusion of synthetic securitizations transacted with entities that are not SEs and transactions in which UBS AG did not have an interest because it did not absorb any risk; (ii) a different measurement basis in certain cases (e.g., IFRS carrying amount within the previous table compared with net exposure amount at default for Pillar 3 disclosures); and (iii) different classification of vehicles viewed as sponsored by UBS AG versus sponsored by third parties.

›   Refer to the 31 December 2020 Pillar 3 report under “Pillar 3 disclosures” at ubs.com/investors for more information

Interests in client vehicles

Client vehicles are established predominantly for clients to invest in specific assets or risk exposures. As of 31 December 2020 and 31 December 2019, UBS AG retained interests in client vehicles sponsored by UBS and third parties that relate to financing and derivative activities, and to hedge structured product offerings. Included within these investments are securities guaranteed by US government agencies.

Interests in investment funds

Investment funds have a collective investment objective, and are managed by an investment manager. UBS AG holds interests in a number of investment funds, primarily resulting from seed investments or in order to hedge structured product offerings. In addition to the interests disclosed in the table on the previous page, UBS AG manages the assets of various pooled investment funds and receives fees that are based, in whole or part, on the net asset value of the fund and / or the performance of the fund. The specific fee structure is determined on the basis of various market factors and considers the nature of the fund and the jurisdiction of incorporation, as well as fee schedules negotiated with clients. These fee contracts represent an interest in the fund as they align UBS AG’s exposure with investors, providing a variable return that is based on the performance of the entity. Depending on the structure of the fund, these fees may be collected directly from the fund assets and / or from the investors. Any amounts due are collected on a regular basis and are generally backed by the assets of the fund. UBS AG did not have any material exposure to loss from these interests as of 31 December 2020 or as of 31 December 2019.  The total net asset value of the funds sponsored by UBS are included in the table on the previous page.

Consolidated financial statements | UBS AG consolidated financial statements

Note 28  Interests in subsidiaries and other entities (continued)

Sponsored unconsolidated structured entities in which UBS did not have an interest

For several sponsored SEs, no interest was held by UBS AG at year-end. However, during the respective reporting period UBS AG transferred assets, provided services and held instruments that did not qualify as an interest in these sponsored SEs, and accordingly earned income or incurred expenses from these entities. The table below presents the income earned and expenses incurred directly from these entities during the year, as well as corresponding asset information. The table does not include income earned and expenses incurred from risk management activities, including income and expenses from financial instruments used to economically hedge instruments transacted with the unconsolidated SEs.

The majority of the fee income arose from investment funds that are sponsored and administrated by UBS AG, but managed by third parties. As UBS AG does not provide any investment management services, UBS AG was not exposed to risk from the performance of these entities and was therefore deemed not to have an interest in them. In certain structures, the fees receivable may be collected directly from the investors and have therefore not been included in the table below.

UBS AG also recorded other net income from financial instruments measured at fair value through profit or loss from mark-to-market movements arising primarily from derivatives, such as interest rate and currency swaps, as well as credit derivatives, through which UBS AG purchases protection, and financial liabilities designated at fair value, which do not qualify as interests because UBS AG does not absorb variability from the performance of the entity. Total income reported does not reflect economic hedges or other mitigating effects from UBS AG’s risk management activities.

During 2020, UBS AG and third parties did not transfer any assets into sponsored securitization vehicles created in the year (2019: USD 1 billion and USD 1 billion, respectively). UBS AG and third parties transferred assets, alongside deposits and debt issuances, of USD 0 billion and USD 9 billion, respectively, into sponsored client vehicles created in the year (2019: USD 0 billion and USD 1 billion, respectively). For sponsored investment funds, transfers arose during the period as investors invested and redeemed positions, thereby changing the overall size of the funds, which, when combined with market movements, resulted in a total closing net asset value of USD 37 billion (31 December 2019: USD 42 billion).

Sponsored unconsolidated structured entities in which UBS did not have an interest at year-end
	As of or for the year ended
	31.12.20
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total
Net interest income	1	12	2	15
Net fee and commission income		1	58	60
Other net income from financial instruments measured at fair value through profit or loss	0	17	(15)	2
Total income	1	30	45	76
Asset information (USD billion)	0[1]	9[2]	37[3]

	As of or for the year ended
	31.12.19
USD million, except where indicated	Securitization vehicles	Client vehicles	Investment funds	Total
Net interest income	(1)	0	(1)	(2)
Net fee and commission income		13	50	63
Other net income from financial instruments measured at fair value through profit or loss	19	(18)	9	11
Total income	19	(5)	58	72
Asset information (USD billion)	2[1]	1[2]	42[3]

1 Represents the amount of assets transferred to the respective securitization vehicles.    2 Represents the amount of assets transferred to the respective client vehicles.    3 Represents the total net asset value of the respective investment funds.

Note 29   Changes in organization and acquisitions and disposals of subsidiaries and businesses

Disposals of subsidiaries and businesses

Sale of a majority stake in Fondcenter AG

In the third quarter of 2020, UBS AG completed the sale of a 51.2% stake in Fondcenter AG to Clearstream, Deutsche Börse Group’s post-trade services provider, and deconsolidated the entity in accordance with IFRS 10, Consolidated Financial Statements. The sale resulted in a post-tax gain of USD 631 million, which was recognized in Other income. Fondcenter AG has been combined with Clearstream’s Fund Desk business to form Clearstream Fund Centre. UBS AG retains a 48.8% shareholding in the entity and accounts for this minority interest as an investment in an associate with a carrying amount of USD 399 million as of 31 December 2020.

Banking partnership with Banco do Brasil

In the third quarter of 2020, UBS AG completed the transaction with Banco do Brasil, establishing a strategic investment banking partnership in Brazil and selected countries in South America. The partnership was established by UBS AG issuing a 49.99% stake in UBS Brasil Serviços in exchange for exclusive access to Banco do Brasil’s corporate clients. This resulted in UBS AG recognizing an intangible asset of USD 147 million. UBS AG retains a controlling interest of 50.01% in UBS Brasil Serviços and continues to consolidate the entity. Upon completion, UBS AG’s equity attributable to non-controlling interests increased by USD 115 million, with no material effect on UBS AG’s equity attributable to shareholders.

Strategic partnership with Sumitomo Mitsui Trust Holdings

In 2019, UBS AG entered into a strategic wealth management partnership in Japan with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). In January 2020, the first phase was launched, with operations commencing in the newly established joint venture, UBS SuMi TRUST Wealth Advisory, which is owned equally by UBS Securities Japan and SuMi Trust Holdings and is accounted for as an investment in a joint venture by UBS AG. UBS AG and SuMi Trust Holdings have also started offering each other’s products and services to their respective current clients.

The second phase of the partnership is expected to launch in the second half of 2021 with the establishment of a new entity which will be 51% owned and controlled by UBS AG, requiring UBS AG to consolidate this entity. UBS AG does not expect a material effect on shareholders’ equity upon closing.

Sale of wealth management business in Austria in 2021

In December 2020, UBS AG signed an agreement to sell its domestic wealth management business in Austria to LGT. The agreement includes the transition of employees, client relationships, products and services of the wealth management business of UBS Austria. The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2021. UBS AG expects to record a pre-tax gain of approximately USD 0.1 billion upon closing of the transaction.

Consolidated financial statements | UBS AG consolidated financial statements

Note 30   Finance lease receivables

UBS AG acts as a lessor and leases a variety of assets to third parties under finance leases, such as industrial equipment and aircraft. At the end of the respective lease term, assets may be sold to third parties or further leased. Lessees may participate in any sales proceeds achieved. Lease payments cover the cost of the assets (net of their residual value), as well as financing costs. As of 31 December 2020, unguaranteed residual values of USD 185 million (31 December 2019: USD 246 million) had been accrued.

The ECL stage 3 allowance for uncollectible minimum lease payments receivable was USD 7 million (31 December 2019: USD 6 million). No contingent rents were received in 2020. Amounts in the table below are disclosed on a gross basis. The finance lease receivables in Note 14a of USD 1,447 million are presented net of expected credit loss allowances.

Lease receivables
USD million	31.12.20
	Total minimum lease payments	Unearned finance income	Present value
2021	450	25	426
2022–2025	856	31	825
Thereafter	215	4	210
Total	1,521	60	1,461

USD million	31.12.19
	Total minimum lease payments	Unearned finance income	Present value
2020	448	31	417
2021–2024	874	52	822
Thereafter	221	6	215
Total	1,544	89	1,455

Note 31   Related parties

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

a) Remuneration of key management personnel

The Chairman of the BoD has a specific management employment contract and receives pension benefits upon retirement. Total remuneration of the Chairman of the BoD and all EB members is included in the table below.

Remuneration of key management personnel
USD million, except where indicated	31.12.20	31.12.19	31.12.18
Base salaries and other cash payments[1]	31	30	25
Incentive awards – cash[2]	17	13	14
Annual incentive award under DCCP	26	20	21
Employer’s contributions to retirement benefit plans	2	2	3
Benefits in kind, fringe benefits (at market value)	1	1	2
Equity-based compensation[3]	45	34	38
Total	122	101	102
Total (CHF million)[4]	115	101	100

1 May include role-based allowances in line with market practice and regulatory requirements.    2 The cash portion may also include blocked shares in line with regulatory requirements.    3 Compensation expense is based on the share price on grant date taking into account performance conditions. Refer to Note 27 for more information. For EB members, equity-based compensation for 2020 and 2019 was entirely composed of LTIP awards and equity-based compensation for 2018 was entirely composed of EOP awards. For the Chairman of the BoD, the equity-based compensation for 2020, 2019 and 2018 was entirely composed of UBS shares.    4 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the applicable performance award currency exchange rates (2020: USD / CHF 0.94; 2019: USD / CHF 0.99; 2018: USD / CHF 0.98)

The independent members of the BoD do not have employment or service contracts with UBS AG, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to USD 7.0 million (CHF 6.6 million) in 2020, USD 7.3 million (CHF 7.3 million) in 2019 and USD 7.6 million (CHF 7.4 million) in 2018.

b) Equity holdings of key management personnel

Equity holdings of key management personnel[1]
	31.12.20	31.12.19
Number of shares held by members of the BoD, EB and parties closely linked to them[2]	4,956,640	6,609,848

1 No options were held in 2020 and 2019 by non-independent menbers of the BoD and any GEB member or any of its related parties.    2 Excludes shares granted under variable compensation plans with forfeiture provisions.

Of the share totals above, no shares were held by close family members of key management personnel on 31 December 2020 and 31 December 2019. No shares were held by entities that are directly or indirectly controlled or jointly controlled by key management personnel or their close family members on 31 December 2020 and 31 December 2019. As of 31 December 2020, no member of the BoD or EB was the beneficial owner of more than 1% of UBS Group AG’s shares.

Consolidated financial statements | UBS AG consolidated financial statements

Note 31   Related parties (continued)

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

Movements in the loan, advances and mortgage balances are as follows.

Loans, advances and mortgages to key management personnel[1]
USD million, except where indicated	2020	2019
Balance at the beginning of the year	23	28
Additions	13	6
Reductions	(5)	(11)
Balance at the end of the year[2]	31	23
Balance at the end of the year (CHF million)[2,3]	28	22

1 All loans are secured loans.    2 There were no unused uncommitted credit facilities as of 31 December 2020 and 31 December 2019.    3 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.

d) Other related-party transactions with entities controlled by key management personnel

In 2020 and 2019, UBS AG did not enter into transactions with entities that are directly or indirectly controlled or jointly controlled by UBS AG’s key management personnel or their close family members and as of 31 December 2020, 31 December 2019 and 31 December 2018, there were no outstanding balances related to such transactions. Furthermore, in 2020 and 2019, entities controlled by key management personnel did not sell any goods or provide any services to UBS AG, and therefore did not receive any fees from UBS AG. UBS AG also did not provide services to such entities in 2020 and 2019, and therefore also received no fees.

Note 31   Related parties (continued)

e) Transactions with associates and joint ventures

Loans to and outstanding receivables from associates and joint ventures
USD million	2020	2019
Carrying amount at the beginning of the year	982	829
Additions	527	145
Reductions	(1,001)	(5)
Foreign currency translation	123	13
Carrying amount at the end of the year	630	982
of which: unsecured loans and receivables	621	971

Other transactions with associates and joint ventures
	As of or for the year ended
USD million	31.12.20	31.12.19
Payments to associates and joint ventures for goods and services received	139	124
Fees received for services provided to associates and joint ventures	128	1
Liabilities to associates and joint ventures	91	101
Commitments and contingent liabilities to associates and joint ventures	9	1,598

›   Refer to Note 28  for an overview of investments in associates and joint ventures

f) Receivables and payables from / to UBS Group AG and other subsidiaries of UBS Group AG

USD million	31.12.20	31.12.19
Receivables
Loans and advances to customers	1,470	1,255
Financial assets at fair value held for trading	76	180
Other financial assets measured at amortized cost	38	60
Payables
Customer deposits	3,324	2,314
Funding from UBS Group AG and its subsidiaries	53,979	47,866
Other financial liabilities measured at amortized cost	1,820	1,829
Other financial liabilities designated at fair value[1]	1,375	217
1 Represents funding recognized from UBS Group AG and its subsidiaries that is designated at fair value. Refer to Note 19b for more information.

Consolidated financial statements | UBS AG consolidated financial statements

Note 32   Invested assets and net new money

Invested assets

Invested assets consist of all client assets managed by or deposited with UBS AG for investment purposes. Invested assets include managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. All assets held for purely transactional purposes and custody-only assets, including corporate client assets held for cash management and transactional purposes, are excluded from invested assets as UBS AG only administers the assets and does not offer advice on how the assets should be invested. Also excluded are non-bankable assets (e.g., art collections) and deposits from third-party banks for funding or trading purposes.

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

Invested assets and net new money
	As of or for the year ended
USD billion	31.12.20	31.12.19
Fund assets managed by UBS	397	358
Discretionary assets	1,459	1,209
Other invested assets	2,331	2,040
Total invested assets[1]	4,187	3,607
of which: double counts	311	248
Net new money[1]	127	51
1 Includes double counts.

Development of invested assets
USD billion	2020	2019
Total invested assets at the beginning of the year[1]	3,607	3,101
Net new money	127	51
Market movements[2]	359	444
Foreign currency translation	96	6
Other effects	(1)	5
of which: acquisitions / (divestments)	0	(1)
Total invested assets at the end of the year[1]	4,187	3,607
1 Includes double counts. 2 Includes interest and dividend income.

Note 33   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate		Average rate[1]
	As of		For the year ended
	31.12.20	31.12.19	31.12.20	31.12.19	31.12.18
1 CHF	1.13	1.03	1.07	1.01	1.02
1 EUR	1.22	1.12	1.15	1.12	1.18
1 GBP	1.37	1.32	1.29	1.28	1.33
100 JPY	0.97	0.92	0.94	0.92	0.91

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

Note 34   Events after the reporting period

Events subsequent to the publication of the unaudited fourth quarter 2020 report

The 2020 results and the balance sheet as of 31 December 2020 differ from those presented in the unaudited fourth quarter 2020 report published on 26 January 2021 as a result of events adjusted for after the balance sheet date. Provisions for litigation, regulatory and similar matters increased, which reduced 2020 operating profit before tax and 2020 net profit attributable to shareholders each by USD 72 million.

›   Refer to Note 18 for more information about provisions for litigation, regulatory and similar matters

Consolidated financial statements | UBS AG consolidated financial statements

Note 35  Main differences between IFRS and Swiss GAAP

The consolidated financial statements of UBS AG are prepared in accordance with International Financial Reporting Standards (IFRS). The Swiss Financial Market Supervisory Authority (FINMA) requires financial groups that present their financial statements under IFRS to provide a narrative explanation of the main differences between IFRS and Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 "Accounting – banks" and the Banking Ordinance). Included in this Note are the significant differences in the recognition and measurement between IFRS and the provisions of the Banking Ordinance and the guidelines of FINMA governing true and fair view financial statement reporting pursuant to Art. 25 through Art. 42 of the Banking Ordinance.

1. Consolidation

Under IFRS, all entities that are controlled by the holding entity are consolidated.

Under Swiss GAAP, controlled entities that are deemed immaterial to the UBS AG or that are held temporarily only are exempt from consolidation, but instead are recorded as participations accounted for under the equity method of accounting or as financial investments measured at the lower of cost or market value.

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

Under Swiss GAAP, trading assets and derivatives are measured at FVTPL in line with IFRS. However, non-trading debt instruments are generally measured at amortized cost, even when the assets are managed on a fair value basis. In addition, the measurement of financial assets in the form of securities depends on the nature of the asset: debt instruments that are not held to maturity, i.e., instruments which are available for sale, as well as equity instruments with no permanent holding intent, are classified as Financial investments and measured at the lower of (amortized) cost or market value. Market value adjustments up to the original cost amount and realized gains or losses upon disposal of the investment are recorded in the income statement as Other income from  ordinary activities. Equity instruments with a permanent holding intent are classified as participations in Non-consolidated investments in subsidiaries and other participations and are measured at cost less impairment.

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

Note 35  Main differences between IFRS and Swiss GAAP (continued)

4. Allowances and provisions for credit losses

Swiss GAAP permits the use of IFRS for the accounting for allowances and provisions for credit losses based on an expected credit loss (ECL) model. UBS AG has chosen to apply the IFRS 9 ECL approach to the substantial majority of exposures in scope of the Swiss GAAP ECL requirements, including all exposures in scope of ECL under both Swiss GAAP and IFRS.

In addition, for a small population of exposures in scope of the Swiss GAAP ECL requirements, which are not subject to ECL under IFRS due to classification and measurements differences, UBS AG applies an alternative approach. Where the Pillar 1 internal ratings-based (IRB) models are applied for measurement of credit risk, ECL for such exposures is determined by the regulatory expected loss (EL), with an add-on for scaling up to the residual maturity of exposures maturing beyond the next 12 months. For detailed information on regulatory EL, refer to the “Risk management and control” section of this report. For exposures for which the Pillar 1 standardized approach (SA) is applied for the measurement of credit risk, ECL is determined using a portfolio approach that derives conservative probability of default (PD) and loss given default (LGD) for the entire portfolio.

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

7. Post-employment benefit plans

Swiss GAAP permits the use of IFRS or Swiss accounting standards for post-employment benefit plans, with the election made on a plan-by-plan basis.

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

Consolidated financial statements | UBS AG consolidated financial statements

Note 35  Main differences between IFRS and Swiss GAAP (continued)

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

9. Netting of derivative assets and liabilities

Under IFRS, derivative assets, derivative liabilities and related cash collateral that are not settled to market are reported on a gross basis unless the restrictive IFRS netting requirements are met: i) existence of master netting agreements and related collateral arrangements that are unconditional and legally enforceable, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS AG and its counterparties; and ii) UBS AG’s intention to either settle on a net basis or to realize the asset and settle the liability simultaneously.

Under Swiss GAAP, derivative assets, derivative liabilities and related cash collateral that are not settled to market are generally reported on a net basis, provided the master netting and the related collateral agreements are legally enforceable in the event of default, bankruptcy or insolvency of UBS AG’s counterparties.

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

11. Extraordinary income and expense

Certain non-recurring and non-operating income and expense items, such as realized gains or losses from the disposal of participations, fixed and intangible assets, as well as reversals of impairments of participations and fixed assets, are classified as extraordinary items under Swiss GAAP. This distinction is not available under IFRS. p

Note 36   Supplemental guarantor information required under SEC regulations

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

The joint liability of UBS Switzerland AG for contractual obligations of UBS AG decreased in 2020 by USD 7.3 billion to USD 10.1 billion as of 31 December 2020, mainly driven by contractual maturities and, to a lesser extent, early extinguishments of UBS AG liabilities which existed at the date of the asset transfer in the second quarter of 2015.

Supplemental guarantor consolidated income statement
USD million	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
For the year ended 31 December 2020
Operating income
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3,386	3,636	2,612	(818)	8,816
Interest expense from financial instruments measured at amortized cost	(3,694)	(513)	(1,261)	1,134	(4,333)
Net interest income from financial instruments measured at fair value through profit or loss	1,103	164	311	(273)	1,305
Net interest income	794	3,288	1,662	43	5,788
Other net income from financial instruments measured at fair value through profit or loss	4,857	911	1,044	118	6,930
Credit loss (expense) / release	(352)	(286)	(56)	0	(695)
Fee and commission income	3,731	4,585	13,651	(984)	20,982
Fee and commission expense	(644)	(829)	(1,263)	961	(1,775)
Net fee and commission income	3,087	3,756	12,388	(23)	19,207
Other income	4,671	233	2,585	(5,941)	1,549
Total operating income	13,057	7,902	17,623	(5,803)	32,780
Operating expenses
Personnel expenses	3,458	2,017	9,211	0	14,686
General and administrative expenses	3,507	3,313	4,147	(2,481)	8,486
Depreciation and impairment of property, equipment and software	1,008	261	698	(116)	1,851
Amortization and impairment of goodwill and intangible assets	5	0	52	1	57
Total operating expenses	7,978	5,591	14,108	(2,596)	25,081
Operating profit / (loss) before tax	5,079	2,311	3,515	(3,207)	7,699
Tax expense / (benefit)	238	444	912	(107)	1,488
Net profit / (loss)	4,840	1,868	2,603	(3,100)	6,211
Net profit / (loss) attributable to non-controlling interests	0	0	15	0	15
Net profit / (loss) attributable to shareholders	4,840	1,868	2,588	(3,100)	6,196

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 The ”Other subsidiaries“ column includes consolidated information for the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups, as well as standalone information for other subsidiaries.

Consolidated financial statements | UBS AG consolidated financial statements

Note 36   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income
USD million	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
For the year ended 31 December 2020

Comprehensive income attributable to shareholders
Net profit / (loss)	4,840	1,868	2,588	(3,100)	6,196

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	81	1,228	690	(969)	1,030
Financial assets measured at fair value through other comprehensive income, net of tax	0	0	137	0	136
Cash flow hedges, net of tax	902	26	101	(18)	1,011
Cost of hedging, net of tax	(13)				(13)
Total other comprehensive income that may be reclassified to the income statement, net of tax	971	1,254	928	(988)	2,165

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	(67)	(107)	40	0	(134)
Own credit on financial liabilities designated at fair value, net of tax	(293)				(293)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(360)	(107)	40	0	(427)

Total other comprehensive income	611	1,147	968	(988)	1,738
Total comprehensive income attributable to shareholders	5,451	3,015	3,556	(4,088)	7,934

Total comprehensive income attributable to non-controlling interests			36		36
Total comprehensive income	5,451	3,015	3,592	(4,088)	7,970

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 The ”Other subsidiaries“ column includes consolidated information for the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups, as well as standalone information for other subsidiaries.

Note 36   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet
USD million	UBS AG (standalone)[1]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[2]	Elimination entries	UBS AG (consolidated)
As of 31 December 2020
Assets
Cash and balances at central banks	34,426	91,638	32,167		158,231
Loans and advances to banks	40,171	6,385	19,465	(50,678)	15,344
Receivables from securities financing transactions	56,568	4,026	43,350	(29,735)	74,210
Cash collateral receivables on derivative instruments	32,771	1,543	10,093	(11,671)	32,737
Loans and advances to customers	99,952	228,279	73,513	(20,767)	380,977
Other financial assets measured at amortized cost	8,411	8,084	13,368	(2,644)	27,219
Total financial assets measured at amortized cost	272,299	339,956	191,957	(115,495)	688,717
Financial assets at fair value held for trading	110,812	55	16,260	(1,634)	125,492
of which: assets pledged as collateral that may be sold or repledged by counterparties	54,468	1	6,247	(13,617)	47,098
Derivative financial instruments	154,313	6,342	44,005	(45,041)	159,618
Brokerage receivables	16,898		7,763	(2)	24,659
Financial assets at fair value not held for trading	46,198	13,068	36,444	(15,672)	80,038
Total financial assets measured at fair value through profit or loss	328,221	19,464	104,473	(62,350)	389,808
Financial assets measured at fair value through other comprehensive income	187		8,072		8,258
Investments in subsidiaries and associates	53,606	38	439	(52,526)	1,557
Property, equipment and software	6,999	1,335	3,975	(350)	11,958
Goodwill and intangible assets	217		6,234	28	6,480
Deferred tax assets	840	1	8,334	(1)	9,174
Other non-financial assets	6,641	2,063	854	(183)	9,374
Total assets	669,010	362,857	324,337	(230,878)	1,125,327
Liabilities
Amounts due to banks	41,414	34,096	43,066	(107,527)	11,050
Payables from securities financing transactions	17,247	566	18,407	(29,899)	6,321
Cash collateral payables on derivative instruments	35,875	561	12,495	(11,618)	37,313
Customer deposits	98,441	293,371	112,372	23,745	527,929
Funding from UBS Group AG and its subsidiaries[3]	53,979				53,979
Debt issued measured at amortized cost	75,658	9,687	3	3	85,351
Other financial liabilities measured at amortized cost	5,285	2,567	5,745	(3,175)	10,421
Total financial liabilities measured at amortized cost	327,898	340,848	192,088	(128,470)	732,364
Financial liabilities at fair value held for trading	28,800	335	5,989	(1,529)	33,595
Derivative financial instruments	156,192	5,593	44,359	(45,043)	161,102
Brokerage payables designated at fair value	25,045		13,704	(7)	38,742
Debt issued designated at fair value	58,986		935	(54)	59,868
Other financial liabilities designated at fair value	11,255		23,445	(2,927)	31,773
Total financial liabilities measured at fair value through profit or loss	280,279	5,927	88,433	(49,559)	325,080
Provisions	1,293	301	1,197		2,791
Other non-financial liabilities	2,173	987	3,907	(49)	7,018
Total liabilities	611,643	348,063	285,625	(178,078)	1,067,254

Equity attributable to shareholders	57,367	14,794	38,393	(52,800)	57,754
Equity attributable to non-controlling interests			319		319
Total equity	57,367	14,794	38,712	(52,800)	58,073
Total liabilities and equity	669,010	362,857	324,337	(230,878)	1,125,327

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 The ”Other subsidiaries“ column includes consolidated information for the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups, as well as standalone information for other subsidiaries.    3 Represents funding from UBS Group AG to UBS AG.

Consolidated financial statements | UBS AG consolidated financial statements

Note 36   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
USD million	UBS AG1	UBS Switzerland AG1	Other subsidiaries[1]	UBS AG (consolidated)
For the year ended 31 December 2020
Net cash flow from / (used in) operating activities	(14,883)	24,661	26,804	36,581
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	0	(3)	(43)	(46)
Disposal of subsidiaries, associates and intangible assets[2]	14	0	660	674
Purchase of property, equipment and software	(714)	(162)	(697)	(1,573)
Disposal of property, equipment and software	361	0	3	364
Purchase of financial assets measured at fair value through other comprehensive income	(77)	0	(6,213)	(6,290)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	79	0	4,451	4,530
Net (purchase) / redemption of debt securities measured at amortized cost	(3,021)	132	(1,277)	(4,166)
Net cash flow from / (used in) investing activities	(3,357)	(33)	(3,117)	(6,506)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	23,828	17	0	23,845
Distributions paid on UBS AG shares	(3,848)	0	0	(3,848)
Repayment of lease liabilities	(290)	0	(257)	(547)
Issuance of long-term debt, including debt issued designated at fair value	70,987	1,057	229	72,273
Repayment of long-term debt, including debt issued designated at fair value	(82,930)	(776)	(118)	(83,825)
Funding from UBS Group AG and its subsidiaries[3]	4,606	0	0	4,606
Net changes in non-controlling interests	0	0	(6)	(6)
Net activity related to group internal capital transactions and dividends	2,984	(1,307)	(1,677)	0
Net cash flow from / (used in) financing activities	15,336	(1,009)	(1,829)	12,498

Total cash flow
Cash and cash equivalents at the beginning of the year	39,598	62,551	17,655	119,804
Net cash flow from / (used in) operating, investing and financing activities	(2,905)	23,619	21,859	42,573
Effects of exchange rate differences on cash and cash equivalents	2,706	7,171	1,175	11,053
Cash and cash equivalents at the end of the year[4]	39,400	93,342	40,689	173,430
of which: cash and balances at central banks	34,283	91,638	32,167	158,088
of which: loans and advances to banks	4,085	1,695	8,148	13,928
of which: money market paper[5]	1,032	9	374	1,415

1 Cash flows generally represent a third-party view from a UBS AG consolidated perspective, except for Net activity related to group internal capital transactions and dividends.    2  Includes cash proceeds from the sale of the majority stake in Fondcenter AG of USD 426 million. Also includes dividends received from associates.    3 Represents funding from UBS Group AG to UBS AG.    4 Comprises balances with an original maturity of three months or less. USD 3,828 million of cash and cash equivalents were restricted.    5 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.

Note 36   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
USD million	UBS AG (standalone)[1,2]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[3]	Elimination entries	UBS AG (consolidated)
For the year ended 31 December 2019
Operating income
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	4,864	4,048	3,719	(1,928)	10,703
Interest expense from financial instruments measured at amortized cost	(6,547)	(737)	(2,317)	2,298	(7,303)
Net interest income from financial instruments measured at fair value through profit or loss	1,177	(228)	394	(327)	1,015
Net interest income	(506)	3,083	1,796	42	4,415
Other net income from financial instruments measured at fair value through profit or loss	5,116	924	1,114	(322)	6,833
Credit loss (expense) / release	(51)	7	(33)	0	(78)
Fee and commission income	3,285	4,342	12,527	(997)	19,156
Fee and commission expense	(674)	(819)	(1,188)	986	(1,696)
Net fee and commission income	2,610[4]	3,523[4]	11,338	(11)	17,460
Other income	4,899	259	1,960	(6,442)	677
Total operating income	12,069	7,796	16,176	(6,733)	29,307
Operating expenses
Personnel expenses	3,251	1,936	8,614	0	13,801
General and administrative expenses	3,467	3,181	4,565	(2,627)	8,586
Depreciation and impairment of property, equipment and software	861	221	602	(108)	1,576
Amortization and impairment of goodwill and intangible assets	94	0	170	(88)	175
Total operating expenses	7,672	5,338	13,951	(2,823)	24,138
Operating profit / (loss) before tax	4,396	2,458	2,225	(3,911)	5,169
Tax expense / (benefit)	175	514	530	(21)	1,198
Net profit / (loss)	4,221	1,944	1,695	(3,890)	3,971
Net profit / (loss) attributable to non-controlling interests	0	0	6	0	6
Net profit / (loss) attributable to shareholders	4,221	1,944	1,689	(3,889)	3,965

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 Effective from the second quarter of 2020, UBS AG accounts for its investments in associates under the equity method of accounting and no longer at cost less impairment. The new measurement policy will result in more relevant information regarding the value of UBS AG’s investments in associates. The change was applied retrospectively to all prior periods presented, resulting in a decrease in Net profit attributable to shareholders for the year ended 31 December 2019 of USD 61 million, almost entirely reflected within Other income.    3 The ”Other subsidiaries“ column includes consolidated information for the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups, as well as standalone information for other subsidiaries.    4 Includes the effects of the transfer in 2019 of beneficial ownership of a portion of Global Wealth Management international business booked in Switzerland from UBS Switzerland AG to UBS AG. Refer to “Note 25 Changes in organization and other events affecting comparability” in the “UBS AG standalone financial statements” section of the UBS AG Standalone financial statements and regulatory information for the year ended 31 December 2019.

Consolidated financial statements | UBS AG consolidated financial statements

Note 36   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income
USD million	UBS AG (standalone)[1,2]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[3]	Elimination entries	UBS AG (consolidated)
For the year ended 31 December 2019

Comprehensive income attributable to shareholders
Net profit / (loss)	4,221	1,944	1,689	(3,889)	3,965

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	5	150	39	(102)	92
Financial assets measured at fair value through other comprehensive income, net of tax	0	0	117	0	117
Cash flow hedges, net of tax	870	140	147	(15)	1,143
Total other comprehensive income that may be reclassified to the income statement, net of tax	875	290	303	(117)	1,351

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	(89)	(6)	(75)	0	(170)
Own credit on financial liabilities designated at fair value, net of tax	(392)				(392)

Total other comprehensive income that will not be reclassified to the income statement, net of tax	(481)	(6)	(75)	0	(562)

Total other comprehensive income	394	284	228	(117)	789
Total comprehensive income attributable to shareholders	4,616	2,228	1,917	(4,007)	4,754

Total comprehensive income attributable to non-controlling interests			2		2
Total comprehensive income	4,616	2,228	1,919	(4,007)	4,756

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 Effective from the second quarter of 2020, UBS AG accounts for its investments in associates under the equity method of accounting and no longer at cost less impairment. The new measurement policy will result in more relevant information regarding the value of UBS AG’s investments in associates. The change was applied retrospectively to all prior periods presented, resulting in a decrease in Total comprehensive income attributable to shareholders for the year ended 31 December 2019 of USD 56 million, reflecting a decrease of USD 61 million in Net profit attributable to shareholders and a USD 6 million increase in Total other comprehensive income attributable to shareholders.    3 The ”Other subsidiaries“ column includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG, as well as standalone information for other subsidiaries.

Note 36   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated balance sheet
USD million	UBS AG (standalone)[1,2]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[3]	Elimination entries	UBS AG (consolidated)
As of 31 December 2019
Assets
Cash and balances at central banks	36,386	60,926	9,756		107,068
Loans and advances to banks	32,888	7,992	17,430	(45,931)	12,379
Receivables from securities financing transactions	56,946	12,536	42,534	(27,771)	84,245
Cash collateral receivables on derivative instruments	22,830	990	8,508	(9,038)	23,289
Loans and advances to customers	88,386	193,543	63,676	(17,612)	327,992
Other financial assets measured at amortized cost	5,723	8,168	11,448	(2,327)	23,012
Total financial assets measured at amortized cost	243,159	284,154	153,351	(102,679)	577,985
Financial assets at fair value held for trading	113,802	53	15,320	(1,479)	127,695
of which: assets pledged as collateral that may be sold or repledged by counterparties	58,599	0	5,386	(22,701)	41,285
Derivative financial instruments	118,708	4,251	29,782	(30,899)	121,843
Brokerage receivables	11,453		6,556	(1)	18,007
Financial assets at fair value not held for trading	49,525	6,701	41,908	(14,498)	83,636
Total financial assets measured at fair value through profit or loss	293,488	11,004	93,565	(46,877)	351,181
Financial assets measured at fair value through other comprehensive income	176		6,169		6,345
Investments in subsidiaries and associates	52,140	28	39	(51,156)	1,051
Property, equipment and software	7,318	1,144	3,749	(385)	11,826
Goodwill and intangible assets	222		6,212	35	6,469
Deferred tax assets[4]	618	0	8,906		9,524
Other non-financial assets	5,060	1,770	857	(140)	7,547
Total assets	602,181	298,101	272,848	(201,202)	971,927

Liabilities
Amounts due to banks	55,738	28,240	35,773	(113,181)	6,570
Payables from securities financing transactions	21,326	565	13,583	(27,696)	7,778
Cash collateral payables on derivative instruments	30,571	98	9,773	(9,027)	31,416
Customer deposits	85,954	239,226	86,550	38,861	450,591
Funding from UBS Group AG and its subsidiaries[5]	47,866				47,866
Debt issued measured at amortized cost	54,317	8,583	5	(70)	62,835
Other financial liabilities measured at amortized cost	5,347	2,666	5,204	(2,844)	10,373
Total financial liabilities measured at amortized cost	301,119	279,379	150,888	(113,956)	617,429
Financial liabilities at fair value held for trading	25,292	383	6,233	(1,317)	30,591
Derivative financial instruments	117,597	4,046	30,089	(30,852)	120,880
Brokerage payables designated at fair value	25,358		11,877	(3)	37,233
Debt issued designated at fair value	65,677		952	(38)	66,592
Other financial liabilities designated at fair value	8,571		31,031	(3,445)	36,157
Total financial liabilities measured at fair value through profit or loss	242,495	4,429	80,184	(35,655)	291,452
Provisions	1,101	196	1,641		2,938
Other non-financial liabilities[4]	1,657	931	3,602	21	6,211
Total liabilities	546,372	284,936	236,314	(149,591)	918,031

Equity attributable to shareholders	55,808	13,165	36,359	(51,611)	53,722
Equity attributable to non-controlling interests			174		174
Total equity	55,808	13,165	36,534	(51,611)	53,896
Total liabilities and equity	602,181	298,101	272,848	(201,202)	971,927

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 Effective from the second quarter of 2020, UBS AG accounts for its investments in associates under the equity method of accounting and no longer at cost less impairment. The new measurement policy will result in more relevant information regarding the value of UBS AG’s investments in associates. The change was applied retrospectively to all prior periods presented, resulting in an increase in Investments in subsidiaries and associates as of 31 December 2019 of USD 929 million and an increase in Equity attributable to shareholders as of 31 December 2019 of USD 914 million.    3 The ”Other subsidiaries“ column includes consolidated information for the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups, as well as standalone information for other subsidiaries.    4 Comparative-period information has been restated. Refer to Note 1b for more information.    5 Represents funding from UBS Group AG to UBS AG.

Consolidated financial statements | UBS AG consolidated financial statements

Note 36   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of cash flows
USD million	UBS AG1	UBS Switzerland AG1	Other subsidiaries[1]	UBS AG (consolidated)
For the year ended 31 December 2019
Net cash flow from / (used in) operating activities	17,531	8,882	(7,608)	18,805
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(6)	0	(20)	(26)
Disposal of subsidiaries, associates and intangible assets[2]	100	0	14	114
Purchase of property, equipment and software	(628)	(173)	(600)	(1,401)
Disposal of property, equipment and software	10	0	1	11
Purchase of financial assets measured at fair value through other comprehensive income	(10)	0	(3,414)	(3,424)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	10	0	3,904	3,913
Net (purchase) / redemption of debt securities measured at amortized cost	(1,045)	437	45	(562)
Net cash flow from / (used in) investing activities	(1,569)	264	(70)	(1,374)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(17,150)	0	0	(17,149)
Distributions paid on UBS AG shares	(3,250)	0	0	(3,250)
Repayment of lease liabilities	(262)	0	(234)	(496)
Issuance of long-term debt, including debt issued designated at fair value	58,437	621	142	59,199
Repayment of long-term debt, including debt issued designated at fair value	(67,113)	(752)	(1,017)	(68,883)
Funding from UBS Group AG and its subsidiaries[3]	5,848	0	0	5,848
Net changes in non-controlling interests	0	0	(8)	(8)
Net activity related to group internal capital transactions and dividends	3,569	(2,055)	(1,514)	0
Net cash flow from / (used in) financing activities	(19,922)	(2,186)	(2,630)	(24,738)

Total cash flow
Cash and cash equivalents at the beginning of the year	42,895	54,757	28,201	125,853
Net cash flow from / (used in) operating, investing and financing activities	(3,960)	6,961	(10,308)	(7,307)
Effects of exchange rate differences on cash and cash equivalents	664	833	(239)	1,258
Cash and cash equivalents at the end of the year[4]	39,598	62,551	17,655	119,804
of which: cash and balances at central banks	36,275	60,926	9,756	106,957
of which: loans and advances to banks	2,697	1,127	7,493	11,317
of which: money market paper[5]	626	498	406	1,530

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

Note 36   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated income statement
USD million	UBS AG (standalone)[1,2]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[3]	Elimination entries	UBS AG (consolidated)
For the year ended 31 December 2018
Operating income
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	4,532	4,230	3,634	(2,275)	10,121
Interest expense from financial instruments measured at amortized cost	(6,109)	(598)	(2,192)	2,405	(6,494)
Net interest income from financial instruments measured at fair value through profit or loss	1,079	(270)	625	(91)	1,344
Net interest income	(497)	3,363	2,068	38	4,971
Other net income from financial instruments measured at fair value through profit or loss	5,204	889	970	(110)	6,953
Credit loss (expense) / release	(37)	(52)	(9)	(19)	(117)
Fee and commission income	2,655	4,474	13,159	(656)	19,632
Fee and commission expense	(851)	(391)	(1,108)	648	(1,703)
Net fee and commission income	1,804	4,083	12,050	(8)	17,930
Other income	5,248	198	2,110	(6,651)	905
Total operating income	11,722	8,480	17,189	(6,749)	30,642
Operating expenses
Personnel expenses	3,592	1,890	8,510	0	13,992
General and administrative expenses	4,691	3,471	5,403	(3,490)	10,075
Depreciation and impairment of property, equipment and software	715	21	316	0	1,052
Amortization and impairment of goodwill and intangible assets	3	0	62	0	65
Total operating expenses	9,001	5,382	14,291	(3,490)	25,184
Operating profit / (loss) before tax	2,721	3,098	2,898	(3,259)	5,458
Tax expense / (benefit)	29	670	577	68	1,345
Net profit / (loss)	2,691	2,428	2,321	(3,327)	4,113
Net profit / (loss) attributable to non-controlling interests	0	0	7	0	7
Net profit / (loss) attributable to shareholders	2,691	2,428	2,314	(3,327)	4,107

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 Effective from the second quarter of 2020, UBS AG accounts for its investments in associates under the equity method of accounting and no longer at cost less impairment. The new measurement policy will result in more relevant information regarding the value of UBS AG’s investments in associates. The change was applied retrospectively to all prior periods presented, resulting in an increase in Net profit attributable to shareholders for the year ended 31 December 2018 of USD 521 million, almost entirely reflected within Other income.    3 The ”Other subsidiaries“ column includes consolidated information for the UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups, as well as standalone information for other subsidiaries.

Consolidated financial statements | UBS AG consolidated financial statements

Note 36   Supplemental guarantor information required under SEC regulations (continued)

Supplemental guarantor consolidated statement of comprehensive income
USD million	UBS AG (standalone)[1,2]	UBS Switzerland AG (standalone)[1]	Other subsidiaries[3]	Elimination entries	UBS AG (consolidated)
For the year ended 31 December 2018

Comprehensive income attributable to shareholders
Net profit / (loss)	2,691	2,428	2,314	(3,327)	4,107

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax	(452)	(109)	215	(169)	(515)
Financial assets measured at fair value through other comprehensive income, net of tax	0	0	(45)	0	(45)
Cash flow hedges, net of tax	(277)	2	19	(13)	(269)
Total other comprehensive income that may be reclassified to the income statement, net of tax	(729)	(107)	189	(182)	(829)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax	89	(126)	212	0	175
Own credit on financial liabilities designated at fair value, net of tax	509				509
Total other comprehensive income that will not be reclassified to the income statement, net of tax	598	(126)	212	0	684

Total other comprehensive income	(131)	(233)	401	(182)	(145)
Total comprehensive income attributable to shareholders	2,560	2,195	2,715	(3,509)	3,961

Total comprehensive income attributable to non-controlling interests			5		5
Total comprehensive income	2,560	2,195	2,721	(3,509)	3,967

1 Amounts presented for UBS AG standalone and UBS Switzerland AG standalone represent IFRS standalone information. Refer to the UBS AG standalone and UBS Switzerland AG standalone financial statements under “Complementary financial information” at ubs.com/investors for information prepared in accordance with Swiss GAAP.    2 Effective from the second quarter of 2020, UBS AG accounts for its investments in associates under the equity method of accounting and no longer at cost less impairment. The new measurement policy will result in more relevant information regarding the value of UBS AG’s investments in associates. The change was applied retrospectively to all prior periods presented, resulting in an increase in Total comprehensive income attributable to shareholders for the year ended 31 December 2018 of USD 438 million, reflecting an increase of USD 521 million in Net profit attributable to shareholders and a USD 83 million decrease in Total other comprehensive income attributable to shareholders.    3 The ”Other subsidiaries“ column includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE, UBS Asset Management AG and UBS Limited, as well as standalone information for other subsidiaries.

Note 36   Supplemental guarantor information required under SEC regulations (continued)

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

Significant regulated subsidiary and sub-group information

6

Significant regulated subsidiary and sub-group information

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)[1]		UBS Americas Holding LLC (consolidated)
	USD million, except where indicated		CHF million, except where indicated		EUR million, except where indicated		USD million, except where indicated
As of or for the year ended	31.12.20	31.12.19	31.12.20	31.12.19	31.12.20	31.12.19[2]	31.12.20[3]	31.12.19[4]

Financial information[5,6,7]
Income statement
Total operating income	12,951	11,975	7,185	7,688	1,054	997	12,675	12,169
Total operating expenses	8,370	8,086	5,590	6,351	878	810	10,842	10,830
Operating profit / (loss) before tax	4,581	3,889	1,595	1,337	176	186	1,833	1,339
Net profit / (loss)	4,539	3,848	1,271	1,039	163	188	975	810
Balance sheet
Total assets	509,024	478,946	316,829	285,014	48,591	46,247	172,385	138,994
Total liabilities	456,628	427,242	304,194	272,341	43,896	41,756	144,103	111,070
Total equity	52,396	51,705	12,634	12,673	4,696	4,490	28,283	27,924

Capital[6,7,8,9]
Common equity tier 1 capital	50,269	49,521	12,234	10,895	3,703	3,691	14,384	11,896
Additional tier 1 capital	14,430	11,958	5,176	4,711	290	290	3,047	3,048
Tier 1 capital	64,699	61,479	17,410	15,606	3,993	3,981	17,431	14,944
Total going concern capital	64,699	61,479	17,410	15,606	3,993	3,981
Tier 2 capital							736	714
Total gone concern loss-absorbing capacity	45,520		10,824	10,915	1,784[10]	1,840[10]	5,600[11]	5,500[11]
Total capital					3,993	3,981	18,166	15,658
Total loss-absorbing capacity	110,219	61,479	28,234	26,521	5,777	5,821	23,031	20,444

Risk-weighted assets and leverage ratio denominator[6,7,8,9]
Risk-weighted assets	305,575	287,999	107,253	99,667	13,175	15,146	63,929	54,057
Leverage ratio denominator	595,017	589,127	335,251	302,304	41,376	41,924	154,609	127,290
Leverage ratio denominator (with temporary FINMA exemption)[12]	595,017		254,757
Supplementary leverage ratio denominator[13]							150,019

Capital and leverage ratios (%)[6,7,8,9]
Common equity tier 1 capital ratio	16.5	17.2	11.4	10.9	28.1	24.4	22.5	22.0
Tier 1 capital ratio					30.3	26.3	27.3	27.6
Going concern capital ratio	21.2	23.1	16.2	15.7
Total capital ratio					30.3	26.3	28.4	29.0
Total loss-absorbing capacity ratio			26.3	26.6	43.8	38.4	36.0	37.8
Tier 1 leverage ratio					9.7	9.5	11.3	11.7
Supplementary tier 1 leverage ratio[13]							11.6
Going concern leverage ratio	10.9	10.4	5.2	5.2
Going concern leverage ratio (with temporary FINMA exemption)[12]	10.9		6.8
Total loss-absorbing capacity leverage ratio			8.4	8.8	14.0	13.9	14.9	16.0
Gone concern capital coverage ratio	135.7

Liquidity[9,14,15]
High-quality liquid assets (billion)	84	74	92	67	17	14
Net cash outflows (billion)	53	54	62	52	11	10
Liquidity coverage ratio (%)[16,17]	159	137	148	130	151	147

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[18]			9	17

1 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE became a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different.    2 Comparative figures have been restated to align with the UBS Europe SE Pillar 3 report and other regulatory reports as submitted to the European Central Bank (the ECB), which reflect the ECB’s recommendation to EU financial institutions to refrain from making capital distributions until the ECB changes its guidance on dividend payments.    3 UBS Americas Holding LLC, as a designated category III bank, has been subject to a simplification of regulatory capital rules since 1 April 2020. The revisions simplify the framework for regulatory capital deductions and increase risk weights for certain assets, impacting the CET1 capital ratio by 0.3% as of 31 December 2020.    4 Refer to the "Accounting and financial reporting" and "Consolidated financial statements" sections of this report for information on the restatement of comparative information, where applicable.    5 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (the FINMA Accounting Ordinance, FINMA Circular 2020/1 and the Banking Ordinance) but does not represent financial statements under Swiss GAAP.    6 UBS Europe SE financial information is prepared in accordance with International Financial Reporting Standards (IFRS) but does not represent financial statements under IFRS. Regulatory figures are based on applicable EU regulatory rules.    7 UBS Americas Holding LLC financial information presented in the table is prepared in accordance with accounting principles generally accepted in the US (US GAAP) but does not represent financial statements under US GAAP. Regulatory figures are based on applicable US Basel III rules.    8 For UBS AG and UBS Switzerland AG, based on applicable Swiss systemically relevant bank (SRB) framework.    9 Refer to the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors, for more information.    10 Consists of positions that meet the conditions laid down in Art. 72a–b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    11 Consists of eligible long-term debt that meets the conditions specified in 12 CFR 252.162 of the final TLAC rules. Total loss-absorbing capacity is the sum of tier 1 capital and eligible long-term debt.    12 Refer to the “Regulatory and legal developments” and “Capital, liquidity and funding, and balance sheet” sections of this report for further details about the temporary FINMA exemption.    13 UBS Americas Holding LLC, as a designated category III bank, has been subject to supplementary leverage ratio (SLR) reporting since 1 April 2020. US regulatory authorities have temporarily eased the requirements for the SLR, allowing for the exclusion of US Treasury securities and deposits at the Federal Reserve Banks from the SLR denominator through March 2021. This exclusion resulted in an increase in the SLR of 170 bps on 31 December 2020.    14 There was no local disclosure requirement for UBS Americas Holding LLC as of 31 December 2020 or 31 December 2019.    15 For UBS Europe SE, figures as of 31 December 2019 are based on a ten-month average, rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger.    16 In the fourth quarter of 2020, the UBS AG liquidity coverage ratio (LCR) was 159%, remaining above the prudential requirements communicated by FINMA.    17 In the fourth quarter of 2020, the liquidity coverage ratio (LCR) of UBS Switzerland AG, which is a Swiss SRB, was 148%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.    18 Refer to the “Capital, liquidity and funding, and balance sheet” sections of this report for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The table in this section summarizes the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

›   Refer to “Capital and capital ratios of our significant regulated subsidiaries” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information

›   Refer to “Note 23 Restricted and transferred financial assets” in the “Consolidated financial statements” section of this report for more information.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

In June 2020, the Federal Reserve Board released the results of its annual Dodd–Frank Act Stress Tests (DFAST) and Comprehensive Capital Analysis and Review (CCAR). UBS’s intermediate holding company, UBS Americas Holding LLC, exceeded minimum capital requirements under the severely adverse scenario and the Federal Reserve Board did not object to its capital plan. As a result, UBS Americas Holding will no longer be subject to the qualitative assessment component of CCAR.

›   Refer to the “Regulatory and legal developments” section of this report for more information about the results of the annual Comprehensive Capital Analysis and Review

Standalone regulatory information for UBS AG and UBS Switzerland AG, as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC is provided in the 31 December 2020 Pillar 3 report, available under “Pillar 3 disclosures” at ubs.com/investors.

Standalone financial statements for UBS Group AG as well as standalone financial statements and regulatory information for UBS AG and UBS Switzerland AG are available under “Holding company and significant regulatory subsidiaries and sub-groups” at ubs.com/investors.

Additional regulatory information

7

567	UBS Group AG consolidated supplemental disclosures required under SEC regulations

567	A – Introduction

568	B – Selected financial data
568	Key figures
570	Income statement data
570	Cash dividends received from investments in subsidiaries
671	Balance sheet data

572	C – Information about the company
572	Property, plant and equipment

573	D – Information required by industry guide 3
573	Selected statistical information
574	Average balances and interest rates
577	Analysis of changes in interest income and expense
579	Deposits
580	Short-term borrowings
580	Investments in debt instruments
583	Loans and advances to banks and customers by industry (gross)
585	Loans and advances to banks and customers – mortgages (gross)
585	Loans and advances to banks and customers – maturity profile (gross)
586	Non-performing loans
587	Cross-border outstandings
588	Summary of movements in expected credit loss allowances and provisions
589	Allocation of the expected credit loss allowances and provisions

590	UBS AG consolidated supplemental disclosures required under SEC regulations

590	A – Introduction

591	B – Selected financial data
591	Key figures
593	Income statement data
593	Dividends received from investments in subsidiaries and associates
594	Balance sheet data

595	C – Information about the company
595	Property, plant and equipment

596	D – Information required by industry guide 3
596	Selected statistical information
597	Average balances and interest rates
600	Analysis of changes in interest income and expense
602	Deposits
603	Short-term borrowings
603	Investments in debt instruments
606	Loans and advances to banks and customers by industry (gross)
608	Loans and advances to banks and customers – mortgages (gross)
608	Loans and advances to banks and customers – maturity profile (gross)
609	Non-performing loans
610	Cross-border outstandings
611	Summary of movements in expected credit loss allowances and provisions
612	Allocation of the expected credit loss allowances and provisions

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

UBS Group AG consolidated supplemental disclosures required under SEC regulations

B – Selected financial data

Key figures

USD million, except where indicated	31.12.20	31.12.19[1]	31.12.18[1]	31.12.17	31.12.16
Group results
Operating income	32,390	28,889	30,213	29,622	28,729
Operating expenses	24,235	23,312	24,222	24,272	24,519
Operating profit / (loss) from continuing operations before tax	8,155	5,577	5,991	5,351	4,209
Net profit / (loss) attributable to shareholders	6,557	4,304	4,516	969	3,348
Diluted earnings per share (USD)[2]	1.77	1.14	1.18	0.25	0.88
Profitability and growth[3]
Return on equity (%)	11.3	7.9	8.6	1.8	6.1
Return on tangible equity (%)	12.8	9.0	9.8	2.0	6.9
Return on common equity tier 1 capital (%)	17.4	12.4	13.1	3.0	10.9
Return on risk-weighted assets, gross (%)	11.7	11.0	11.8	12.6	13.1
Return on leverage ratio denominator, gross (%)	3.4	3.2	3.3	3.3	3.2
Cost / income ratio (%)	73.3	80.5	79.9	81.6	85.2
Effective tax rate (%)	19.4	22.7	24.5	80.5	18.5
Net profit growth (%)	52.3	(4.7)	366.0	(71.1)	(48.3)
Resources[3]
Total assets	1,125,765	972,194	958,500	939,279	918,906
Equity attributable to shareholders	59,445	54,501	52,896	52,495	52,916
Common equity tier 1 capital[4]	39,890	35,535	34,073	33,516	30,156
Risk-weighted assets[4]	289,101	259,208	263,747	243,636	218,785
Common equity tier 1 capital ratio (%)[5]	13.8	13.7	12.9	13.8	13.8
Going concern capital ratio (%)[4]	19.4	20.0	17.5	17.6	17.9
Total loss-absorbing capacity ratio (%)[4]	35.2	34.6	31.7	33.0	31.1
Leverage ratio denominator[4]	1,037,150	911,322	904,595	909,032	855,255
Common equity tier 1 leverage ratio (%)[5]	3.85	3.90	3.77	3.69	3.53
Going concern leverage ratio (%)[4]	5.4	5.7	5.1	4.7	4.6
Total loss-absorbing capacity leverage ratio (%)[4]	9.8	9.8	9.3	8.8	7.9
Average equity / average assets ratio (%)[6]	4.9	5.1	5.0	5.4	5.3

Key figures (continued)

USD million, except where indicated	31.12.20	31.12.19[1]	31.12.18[1]	31.12.17	31.12.16
Other
Invested assets (USD billion)[7]	4,187	3,607	3,101	3,262	2,761
Personnel (full-time equivalents)	71,551	68,601	66,888	61,253	59,387
Americas	21,394	21,036	21,309	20,770	20,522
of which: USA	20,528	20,232	20,495	19,944	19,695
Asia Pacific	15,353	13,956	12,119	8,959	7,539
Europe, Middle East and Africa (excluding Switzerland)	13,899	12,918	12,620	11,097	10,746
of which: UK	6,069	5,704	5,782	5,274	5,206
of which: rest of Europe (excluding Switzerland)	7,652	7,048	6,670	5,662	5,373
of which: Middle East and Africa	178	166	168	161	167
Switzerland	20,904	20,691	20,840	20,427	20,581
Market capitalization[8]	50,013	45,661	45,907	68,477	58,177
Total book value per share (USD)[8]	16.74	15.07	14.34	14.11	14.25
Tangible book value per share (USD)[8]	14.91	13.28	12.54	12.34	12.52
Registered ordinary shares (number)[8]	3,859,055,395	3,859,055,395	3,855,634,749	3,853,096,603	3,850,766,389
Treasury shares (number)[8]	307,477,002	243,021,296	166,467,802	132,301,550	138,441,772

1 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.    2 Refer to “Share information and earnings per share” in the “Consolidated financial statements” section of this report for more information.    3 Refer to the “Performance targets and capital guidance” section of this report for more information about our performance targets.    4 Based on the Swiss systemically relevant bank (SRB) framework as of 1 January 2020 and the fully applied Basel III framework. Refer to the “Capital, liquidity and funding, and balance sheet” section of the report for the respective period for more information.    5 Based on the Swiss SRB framework as of 1 January 2020. Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    6 Calculated as average equity divided by average assets.    7 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of this report for more information.    8 Refer to “UBS shares”  in the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Income statement data
	For the year ended
USD million, except where indicated	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Net interest income	5,862	4,501	5,048	6,070	6,206
Other net income from financial instruments measured at fair value through profit or loss	6,960	6,842	6,960	5,637	5,291
Credit loss (expense) / release	(694)	(78)	(118)	(131)	(38)
Fee and commission income	20,961	19,110	19,598	19,362	18,374
Fee and commission expense	(1,775)	(1,696)	(1,703)	(1,840)	(1,781)
Net fee and commission income	19,186	17,413	17,895	17,522	16,593
Other income	1,076	212	428	524	677
Total operating income	32,390	28,889	30,213	29,622	28,729
Total operating expenses	24,235	23,312	24,222	24,272	24,519
Operating profit / (loss) before tax	8,155	5,577	5,991	5,351	4,209
Tax expense / (benefit)	1,583	1,267	1,468	4,305	777
Net profit / (loss)	6,572	4,310	4,522	1,046	3,432
Net profit / (loss) attributable to non-controlling interests	15	6	7	77	84
Net profit / (loss) attributable to shareholders	6,557	4,304	4,516	969	3,348
Cost / income ratio (%)	73.3	80.5	79.9	81.6	85.2
Per share data
Basic earnings per share (USD)[1]	1.83	1.17	1.21	0.26	0.90
Diluted earnings per share (USD)[1]	1.77	1.14	1.18	0.25	0.88
Ordinary cash dividends declared per share (CHF)[2,3]		0.69	0.70	0.65	0.60
Ordinary cash dividends declared per share (USD)[2,3]	0.37	0.73	0.69	0.65	0.61
Dividend payout ratio (%)	21	64	60[4]	260	69
Rates of return (%)
Return on equity attributable to shareholders	11.3	7.9	8.6	1.8	6.1
Return on average equity	11.4	7.9	8.6	1.8	6.1
Return on average assets	0.6	0.4	0.4	0.1	0.3

1 Refer to “Share information and earnings per share” in the “Consolidated financial statements” section of this report for more information.    2 Dividends and / or distributions out of the capital contribution reserve are normally approved and paid in the year subsequent to the reporting period.    3 Refer to “Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve” in the “Standalone financial statements” section of this report for more information.    4 The dividend payout ratio for the year ended 31 December 2018 was calculated based on the dividend per share in Swiss francs translated to US dollars using the closing exchange rate as of 31 December 2018.

Cash dividends received from investments in subsidiaries

In 2020, UBS Group AG received cash dividends of USD 3,853 million (2019: USD 3,400 million; 2018: USD 3,180 million) from its subsidiaries. Dividends disclosed have been translated to US dollars from the functional currency of the entity paying the dividend, using the closing exchange rate of the month the dividend was received.

Balance sheet data
USD million	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Assets
Cash and balances at central banks	158,231	107,068	108,370	90,045	105,883
Loans and advances to banks	15,444	12,447	16,868	14,094	12,926
Receivables from securities financing transactions	74,210	84,245	95,349	91,951	79,936
Cash collateral receivables on derivative instruments	32,737	23,289	23,602	24,040	26,198
Loans and advances to customers	379,528	326,786	320,352	326,746	300,010
Other financial assets measured at amortized cost	27,194	22,980	22,563	37,815	27,115
Total financial assets measured at amortized cost	687,345	576,815	587,104	584,691	552,068
Financial assets at fair value held for trading	125,397	127,514	104,370	129,407	90,416
of which: assets pledged as collateral that may be sold or repledged by counterparties	47,098	41,285	32,121	36,277	29,731
Derivative financial instruments	159,617	121,841	126,210	121,285	155,642
Brokerage receivables	24,659	18,007	16,840
Financial assets at fair value not held for trading	80,364	83,944	82,690	60,457	64,210
Total financial assets measured at fair value through profit or loss	390,037	351,307	330,110	311,148	310,269
Financial assets measured at fair value through other comprehensive income	8,258	6,345	6,667	8,889	15,402
Investments in associates	1,557	1,051	1,099	1,045	947
Property, equipment and software	13,109	12,804	9,348	9,057	8,186
Goodwill and intangible assets	6,480	6,469	6,647	6,563	6,442
Deferred tax assets	9,212	9,548[1]	10,116[1]	10,056	13,158
Other non-financial assets	9,768	7,856	7,410	7,830	12,434
Total assets	1,125,765	972,194	958,500	939,279	918,906

Liabilities
Amounts due to banks	11,050	6,570	10,962	7,728	10,459
Payables from securities financing transactions	6,321	7,778	10,296	17,485	9,266
Cash collateral payables on derivative instruments	37,312	31,415	28,906	31,029	34,852
Customer deposits	524,605	448,284	419,838	419,577	416,267
Debt issued measured at amortized cost	139,232	110,497	132,271	143,160	101,837
Other financial liabilities measured at amortized cost	9,729	9,712	6,885	37,276	37,729
Total financial liabilities measured at amortized cost	728,250	614,256	609,158	656,255	610,410
Financial liabilities at fair value held for trading	33,595	30,591	28,943	31,251	22,425
Derivative financial instruments	161,102	120,880	125,723	119,137	151,121
Brokerage payables designated at fair value	38,742	37,233	38,420
Debt issued designated at fair value	61,243	66,809	57,031	50,782	49,057
Other financial liabilities designated at fair value	30,387	35,940	33,594	16,643	14,122
Total financial liabilities measured at fair value through profit or loss	325,069	291,452	283,711	217,813	236,725
Provisions	2,828	2,974	3,494	3,214	4,101
Other non-financial liabilities	9,854	8,837[1]	9,065[1]	9,443	14,083
Total liabilities	1,066,000	917,519	905,429	886,725	865,320
Equity attributable to shareholders	59,445	54,501[1]	52,896[1]	52,495	52,916
Equity attributable to non-controlling interests	319	174	176	59	670
Total equity	59,765	54,675	53,071	52,554	53,586
Total liabilities and equity	1,125,765	972,194	958,500	939,279	918,906
1 Comparative-period information has been restated. Refer to Note 1b in the “Consolidated financial statements” section of this report for more information.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

C – Information about the company

Property, plant and equipment

As of 31 December 2020, UBS operated about 802 business and banking locations worldwide, of which approximately 34% were in Switzerland, 44% in the Americas, 12% in the rest of Europe, Middle East and Africa, and 10% in Asia Pacific. Of the business and banking locations in Switzerland, 29% were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases. These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

D – Information required by industry guide 3

Selected statistical information

The following tables set forth select statistical information regarding the Group’s banking operations extracted from its financial statements. Unless otherwise indicated, average balances for the years ended 31 December 2020, 31 December 2019  and 31 December 2018  are calculated from monthly data. The distinction between domestic (Swiss) and foreign (non-Swiss) is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Average balances and interest rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for 2020, 2019 and 2018. Refer to “Note 3 Net interest income and other net income from financial instruments measured at fair value through profit or loss” in the “Consolidated financial statements” section of this report for more information about interest income and interest expense.

For the year ended	31.12.20			31.12.19			31.12.18
USD million, except where indicated	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)
Assets
Balances at central banks
Domestic	90,234	(112)	(0.1)	70,639	(208)	(0.3)	66,278	(168)	(0.3)
Foreign	51,611	7	0.0	34,017	194	0.6	35,088	191	0.5
Loans and advances to banks
Domestic	2,930	43	1.5	2,574	29	1.1	2,700	25	0.9
Foreign	12,089	31	0.3	12,071	15	0.1	12,365	11	0.1
Receivables from securities financing transactions[1]
Domestic	4,746	8	0.2	7,550	(11)	(0.1)	8,989	(42)	(0.5)
Foreign	92,098	551	0.6	99,269	1,654	1.7	93,615	1,237	1.3
Loans and advances to customers
Domestic	210,971	3,014	1.4	189,438	3,280	1.7	190,854	3,249	1.7
Foreign	138,515	3,139	2.3	131,046	3,930	3.0	133,463	3,792	2.8
Financial assets at fair value[1,2]
Domestic	12,455	40	0.3	9,311	72	0.8	12,399	53	0.4
Foreign	192,251	1,826	0.9	191,373	3,484	1.8	175,426	3,557	2.0
of which: taxable	192,243	1,826	0.9	191,373	3,484	1.8	175,426	3,557	2.0
of which: non-taxable	7	0	4.0
Other interest-earning assets
Domestic	8,064	136	1.7	7,258	151	2.1	8,972	211	2.4
Foreign	45,442	386	0.8	35,471	637	1.8	31,863	454	1.4
Total interest-earning assets	861,406	9,068	1.1	790,017	13,226	1.7	772,013	12,569	1.6
Net interest income on swaps		1,134			711			632
Interest income on off-balance sheet securities and other		386			429			492
Interest income and average interest-earning assets	861,406	10,588[3]	1.2	790,017	14,366[3]	1.8	772,013	13,692[3]	1.8
Non-interest-earning assets
Derivative financial instruments	161,800			126,654			129,286
Fixed assets	12,928			12,360			9,216
Other	135,401			143,654[4]			139,039[4]
Total average assets	1,171,535			1,072,685			1,049,555

1 Reverse repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS.    2 Includes financial assets at fair value held for trading, financial assets at fair value not held for trading, financial assets at fair value through other comprehensive income and brokerage receivables.    3 For the purpose of this disclosure, negative interest income on assets is presented as a reduction to interest income, while in the consolidated income statement negative interest income on assets is presented as interest expense. Refer to Note 3 in the “Consolidated financial statements” section of this report for more information.    4 Comparative-period information has been restated. Refer to Note 1b in the “Consolidated financial statements” section of this report for more information.

Average balances and interest rates (continued)

For the year ended	31.12.20			31.12.19			31.12.18
USD million, except where indicated	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)
Liabilities and equity
Amount due to banks
Domestic	8,097	(9)	(0.1)	6,012	(5)	(0.1)	7,477	20	0.3
Foreign	3,169	26	0.8	2,697	21	0.8	2,763	15	0.5
Payables from securities financing transactions[1]
Domestic	3,888	6	0.2	3,238	18	0.6	3,626	5	0.1
Foreign	18,793	174	0.9	17,218	353	2.1	26,111	341	1.3
Customer deposits
Domestic	263,619	(173)	(0.1)	243,484	(41)	0.0	247,619	(27)	0.0
of which: demand deposits	137,599	(166)	(0.1)	123,833	(74)	(0.1)	128,395	(51)	0.0
of which: savings deposits	121,793	3	0.0	112,810	16	0.0	110,560	26	0.0
of which: time deposits	4,227	(9)	(0.2)	6,842	18	0.3	8,664	(2)	0.0
Foreign	214,785	552	0.3	185,097	1,784	1.0	165,406	1,214	0.7
Short-term debt issued measured at amortized cost
Domestic	140	0	(0.3)	113	0	0.0	126	1	0.8
Foreign	34,087	267	0.8	28,780	468	1.6	47,655	604	1.3
Long-term debt issued measured at amortized cost
Domestic	64,899	1,988	3.1	58,802	2,043	3.5	52,702	1,827	3.5
Foreign	27,100	581	2.1	34,903	824	2.4	41,279	1,012	2.5
Financial liabilities at fair value (excluding debt issued designated at fair value)[1,2]
Domestic	700	2	0.3	902	0	0.0	697	7	1.0
Foreign	145,398	324	0.2	143,216	1,834	1.3	120,894	1,595	1.3
Debt issued designated at fair value
Domestic	4,376	35	0.8	2,337	43	1.8	2,568	13	0.5
Foreign	56,442	801	1.4	63,182	1,450	2.3	54,446	1,270	2.3
Other interest-bearing liabilities
Domestic	3,333	(6)	(0.2)	2,384	15	0.6	1,285	4	0.3
Foreign	38,606	191	0.5	32,850	470	1.4	29,806	259	0.9
Total interest-bearing liabilities	887,433	4,759	0.5	825,216	9,277	1.1	804,462	8,161	1.0
Swap interest on hedged debt issued and other swaps		(608)			(63)			(176)
Interest expense on off-balance sheet securities and other		576			651			659
Interest expense and average interest-bearing liabilities	887,433	4,726[3]	0.5	825,216	9,865[3]	1.2	804,462	8,645[3]	1.1
Non-interest-bearing liabilities
Derivative financial instruments	161,086			124,593			127,760
Other	65,302			68,448[4]			64,844[4]
Total liabilities	1,113,820			1,018,256			997,067
Total equity	57,715			54,429[4]			52,488[4]
Total average liabilities and equity	1,171,535			1,072,685			1,049,555
Net interest income		5,862			4,501			5,048
Net yield on interest-earning assets			0.7			0.6			0.7

1 Repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS.    2 Includes financial liabilities at fair value held for trading, other financial liabilities designated at fair value and brokerage payables designated at fair value.    3 For the purpose of this disclosure, negative interest expense on liabilities is presented as a reduction to interest expense, while in the consolidated income statement negative interest income on liabilities is presented as interest income. Refer to Note 3 in the “Consolidated financial statements” section of this report for more information.    4 Comparative-period information has been restated. Refer to Note 1b in the “Consolidated financial statements” section of this report for more information.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Average balances and interest rates (continued)

The percentage of total average interest-earning assets attributable to foreign activities was 62% for 2020  (2019: 64%; 2018: 62%). The percentage of total average interest-bearing liabilities attributable to foreign activities was 61% for 2020  (2019: 62%; 2018: 61%). All assets and liabilities are translated into US dollars at uniform month-end rates. Interest income and expense are translated at monthly average rates.

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

Analysis of changes in interest income and expense

The following tables provide information by categories of interest-earning assets and interest-bearing liabilities on the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2020  compared with the year ended 31 December 2019, and for the year ended 31 December 2019  compared with the year ended 31 December 2018. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally.

	2020 compared with 2019			2019 compared with 2018
	Increase / (decrease) due to changes in1			Increase / (decrease) due to changes in
USD million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change
Interest income from interest-earning assets
Balances at central banks
Domestic	(59)	155	96	(13)	(27)	(40)
Foreign	106	(293)	(187)	(5)	8	3
Loans and advances to banks
Domestic	4	10	14	(1)	4	3
Foreign	0	16	16	0	5	5
Receivables from securities financing transactions
Domestic	3	16	19	7	24	31
Foreign	(122)	(981)	(1,103)	74	343	417
Loans and advances to customers
Domestic	366	(632)	(266)	(24)	55	31
Foreign	224	(1,015)	(791)	(68)	206	138
Financial assets at fair value
Domestic	25	(57)	(32)	(12)	31	19
Foreign	16	(1,674)	(1,658)	319	(393)	(74)
of which: taxable	16	(1,674)	(1,658)	319	(393)	(74)
of which: non-taxable	0	0	0
Other interest-earning assets
Domestic	17	(32)	(15)	(41)	(19)	(60)
Foreign	179	(430)	(251)	51	132	183
Interest income
Domestic	356	(540)	(184)	(84)	68	(16)
Foreign	403	(4,377)	(3,974)	371	302	673
Total interest income from interest-earning assets	759	(4,917)	(4,158)	287	370	657
Net interest income on swaps			423			79
Interest income on off-balance sheet securities and other			(43)			(63)
Total interest income			(3,778)			673
1 In 2020 there was a significant strengthening of the Swiss franc (9%) and the euro (9%) against the US dollar. This effect is included within the variances disclosed in this table.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Analysis of changes in interest income and expense (continued)

	2020 compared with 2019			2019 compared with 2018
	Increase / (decrease) due to changes in1			Increase / (decrease) due to changes in
USD million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change
Interest expense on interest-bearing liabilities
Amount due to banks
Domestic	(2)	(2)	(4)	(4)	(21)	(25)
Foreign	4	1	5	0	5	5
Payables from securities financing transactions
Domestic	4	(16)	(12)	0	13	13
Foreign	33	(211)	(178)	(116)	128	12
Customer deposits
Domestic	(22)	(110)	(132)	0	(13)	(13)
of which: demand deposits	(14)	(78)	(92)	0	(23)	(23)
of which: savings deposits	0	(13)	(13)	0	(11)	(11)
of which: time deposits	(8)	(19)	(27)	0	20	20
Foreign	297	(1,530)	(1,233)	138	433	571
Short-term debt issued measured at amortized cost
Domestic	0	0	0	0	(1)	(1)
Foreign	85	(287)	(202)	(245)	109	(136)
Long-term debt issued measured at amortized cost
Domestic	3	(59)	(56)	214	2	216
Foreign	(187)	(56)	(243)	(159)	(30)	(189)
Financial liabilities at fair value (excluding debt issued designated at fair value)
Domestic	0	2	2	2	(9)	(7)
Foreign	28	(1,538)	(1,510)	290	(52)	238
Debt issued designated at fair value
Domestic	37	(44)	(7)	(1)	31	30
Foreign	(155)	(494)	(649)	201	(21)	180
Other interest-bearing liabilities
Domestic	6	(27)	(21)	7	4	11
Foreign	81	(359)	(278)	116	94	210
Interest expense
Domestic	26	(257)	(231)	218	6	224
Foreign	186	(4,473)	(4,287)	225	667	892
Total interest expense on interest-bearing liabilities	212	(4,731)	(4,518)	443	673	1,116
Swap interest on hedged debt issued and other swaps			(545)			113
Interest expense on off-balance sheet securities and other			(75)			(9)
Total interest expense			(5,139)			1,220
1 In 2020 there was a significant strengthening of the Swiss franc (9%) and the euro (9%) against the US dollar. This effect is included within the variances disclosed in this table.

Deposits

The following table analyzes average deposits and average rates on each deposit category for the years ended 31 December 2020, 2019  and 2018. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were USD 76,167 million as of 31 December 2020  (31 December 2019: USD 54,251 million; 31 December 2018: USD 63,174 million).

	31.12.20		31.12.19		31.12.18
USD million, except where indicated	Average deposits	Average rate (%)	Average deposits	Average rate (%)	Average deposits	Average rate (%)
Banks
Domestic offices
Demand deposits	4,360	(0.7)	4,045	(0.6)	4,155	(0.5)
Time deposits	3,737	0.6	1,966	0.9	3,323	1.2
Total domestic offices	8,097	(0.1)	6,012	(0.1)	7,477	0.3
Foreign offices
Interest-bearing deposits	3,169	0.8	2,697	0.8	2,763	0.5
Total due to banks[1]	11,266	0.1	8,709	0.2	10,240	0.3

Customer accounts
Domestic offices
Demand deposits	137,599	(0.1)	123,833	(0.1)	128,395	0.0
Savings deposits	121,793	0.0	112,810	0.0	110,560	0.0
Time deposits	4,227	(0.2)	6,842	0.3	8,664	0.0
Total domestic offices	263,619	(0.1)	243,484	0.0	247,619	0.0
Foreign offices
Demand deposits	64,957	0.0	53,981	0.2	55,846	0.2
Time and savings deposits	149,829	0.4	131,117	1.3	109,560	1.0
Total foreign offices	214,785	0.3	185,097	1.0	165,406	0.7
Total customer deposits	478,404	0.1	428,582	0.4	413,025	0.3

1 Due to banks is considered to represent short-term borrowings to the extent that the total Due to banks exceeds total Due from banks, without differentiating between domestic and foreign offices. The remainder of total Due to banks is considered to represent deposits for the purpose of this disclosure.

As of 31 December 2020, the maturity of time deposits was as follows:

USD million	Domestic	Foreign
Within 3 months	5,719	58,985
3 to 6 months	252	2,275
6 to 12 months	1,665	1,309
1 to 5 years	272	1,814
Over 5 years	12	202
Total time deposits	7,919	64,585

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

	Short-term debt[1]			Repurchase agreements[2]
USD million, except where indicated	31.12.20	31.12.19	31.12.18	31.12.20	31.12.19	31.12.18
Period-end balance	46,666	21,837	39,025	104,912	103,880	108,584
Average balance	34,227	28,893	47,782	116,834	114,581	96,338
Maximum month-end balance	46,666	39,180	57,860	128,376	133,289	115,395
Average interest rate during the period (%)	0.8	1.6	1.3	0.2	1.2	1.0
Average interest rate at period end (%)	0.4	1.4	1.9	(0.1)	1.0	1.5

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

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies			436	(0.56)	469	(0.21)			905
US Treasury and agencies	6,962	1.31	2,909	1.46			122	0.92	9,992
Other foreign governments and official institutions	18,032	0.61	4,251	1.14	601	1.77	3,642	2.24	26,526
Corporate debt securities	2,662	0.62	4,134	0.56	999	0.26	1,486	0.95	9,281
Mortgage-backed securities							35	0.95	35
Subtotal as of 31 December 2020	27,656		11,730		2,068		5,285		46,739

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies									0
US Treasury and agencies	254	1.68	356	2.46	110	2.36	384	1.54	1,103
Other foreign governments and official institutions	326	1.72	102	2.60					428
Corporate debt securities	49	3.41	55	2.42					104
Mortgage-backed securities			0	1.87	843	1.35	5,780	1.00	6,624
Subtotal as of 31 December 2020	629		512		953		6,164		8,258

Debt securities measured at amortized cost
Swiss national government and agencies	138	(0.60)	25	(0.33)					163
US Treasury and agencies	511	1.81	4,501	2.01	2,586	2.31			7,598
Other foreign governments and official institutions	812	1.03	2,729	0.72	362	0.49			3,903
Corporate debt securities	1,117	1.09	2,819	0.47	789	0.06			4,724
Mortgage-backed securities							2,414	2.74	2,414
Subtotal as of 31 December 2020	2,577		10,074		3,736		2,414		18,801
Total as of 31 December 2020[1]	30,862		22,316		6,757		13,863		73,798

Investments in debt instruments (continued)

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies			57	(0.73)	11	0.23			68
US Treasury and agencies	1,990	1.92	7,236	1.89			106	4.44	9,332
Other foreign governments and official institutions	9,154	0.86	6,761	1.67	127	1.85	5,074	2.48	21,116
Corporate debt securities	4,765	0.91	5,039	1.27	35	0.15	1,430	3.79	11,269
Mortgage-backed securities							81	3.12	81
Subtotal as of 31 December 2019	15,909		19,093		173		6,691		41,867

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies									0
US Treasury and agencies	718	1.10	353	1.12	483	2.15	305	1.44	1,859
Other foreign governments and official institutions	283	2.01	66	3.31					349
Corporate debt securities	54	4.03	128	3.33					182
Mortgage-backed securities					1,074	1.12	2,881	1.70	3,955
Subtotal as of 31 December 2019	1,054		547		1,557		3,185		6,345

Debt securities measured at amortized cost
Swiss national government and agencies			1	3.92					1
US Treasury and agencies	747	1.95	3,815	2.02	3,493	2.31			8,055
Other foreign governments and official institutions	903	1.63	475	2.13					1,378
Corporate debt securities	702	0.96	1,259	1.65	143	(0.49)			2,104
Mortgage-backed securities							2,603	3.04	2,603
Subtotal as of 31 December 2019	2,352		5,550		3,636		2,603		14,141
Total as of 31 December 2019[1]	19,315		25,191		5,367		12,480		62,352

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Investments in debt instruments (continued)

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies	203	(0.80)	73	(0.54)	13	0.14			290
US Treasury and agencies	7,725	2.15	3,444	1.93	87	2.13	140	2.34	11,396
Other foreign governments and official institutions	15,534	0.83	4,747	1.56	40	0.24			20,321
Corporate debt securities	3,765	0.93	3,749	1.02	1,092	1.35	5,354	2.98	13,960
Mortgage-backed securities							87	1.97	87
Subtotal as of 31 December 2018	27,227		12,013		1,233		5,581		46,053

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies									0
US Treasury and agencies	734	1.22	1,237	1.31	249	2.46			2,220
Other foreign governments and official institutions	317	3.15	45	3.79					362
Corporate debt securities	26	4.02	127	3.62					153
Mortgage-backed securities					1,356	1.52	2,575	2.47	3,931
Subtotal as of 31 December 2018	1,077		1,409		1,605		2,575		6,667

Debt securities measured at amortized cost
Swiss national government and agencies			1	4.00					1
US Treasury and agencies	1,334	1.16	2,846	1.83	4,152	2.13			8,332
Other foreign governments and official institutions	573	1.38	685	1.92					1,258
Corporate debt securities	220	1.11	892	1.63					1,112
Mortgage-backed securities							2,859	3.09	2,859
Subtotal as of 31 December 2018	2,127		4,424		4,152		2,859		13,562
Total as of 31 December 2018[1]	30,432		17,846		6,990		11,015		66,282

1 Includes investments in debt instruments as of 31 December 2020 issued by the US government and government agencies of USD 32,884 million (31 December 2019: USD 31,316 million; 31 December 2018: USD 34,285 million), the German government of USD 9,386 million (31 December 2019: USD 7,774 million; 31 December 2018: USD 9,026 million), and the Japanese government of USD 5,980 million (31 December 2019: USD 2,298 million; 31 December 2018: USD 5,588 million).

Loans and advances to banks and customers by industry (gross)

The Group’s lending portfolio is widely diversified across industry sectors. An amount of USD 227 billion (57% of the total) relates to loans to thousands of private households, predominantly in Switzerland, which are in most instances secured by mortgages, financial collateral or other assets. Exposure to banks and financial institutions amounted to USD 96 billion (24% of the total). Exposure to banks includes money market deposits with highly rated institutions. Excluding banks and financial institutions, the largest industry sector exposure as of 31 December 2020 was to Services, amounting to USD 26 billion (6% of the total). For further discussion of the loan portfolio, refer to the “Risk management and control” section of this report.

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

USD million	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Domestic
Banks	289	92	265	723	764
Chemicals	667	346	442	437	257
Construction	1,939	1,414	1,273	1,467	1,453
Electricity, gas and water supply	171	197	193	213	197
Financial services	9,115	7,246	6,754	5,265	5,050
Food and beverages	313	242	251	447	216
Hotels and restaurants	1,725	1,369	1,478	1,537	1,528
Manufacturing	2,176	1,897	1,916	2,331	1,965
Mining	13	14	11	15	19
Private households	147,815	131,280	127,761	127,585	121,582
Public authorities	743	704	888	1,053	1,340
Real estate and rentals	16,356	13,642	12,212	12,736	12,581
Retail and wholesale	5,256	4,153	4,278	4,122	3,938
Services	5,935	4,992	4,810	5,051	5,307
Transport, storage and communication	1,612	1,392	1,891	1,871	1,886
Other	1,065	816	730	750	696
Total domestic	195,190	169,795	165,153	165,601	158,778
Foreign
Banks	15,171	12,361	16,610	13,374	12,165
Chemicals	87	87	158	61	138
Construction	805	1,004	746	838	540
Electricity, gas and water supply	837	758	587	691	576
Financial services	71,836	58,969	57,217	60,247	49,385
Food and beverages	953	55	48	59	67
Hotels and restaurants	418	297	340	1,494	168
Manufacturing	845	1,163	1,570	1,867	1,684
Mining	565	693	640	1,037	989
Private households	79,510	70,462	68,887	69,246	61,504
Public authorities	190	388	1,487	2,264	2,506
Real estate and rentals	3,673	2,308	2,886	3,213	2,030
Retail and wholesale	3,485	2,544	2,717	2,657	2,184
Services	19,634	16,133	16,279	17,173	19,158
Transport, storage and communication	2,069	2,331	2,149	2,215	2,398
Other	779	655	528	566	214
Total foreign	200,859	170,208	172,847	177,002	155,707
Total gross	396,049	340,003	338,000	342,604	314,485

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Loans and advances to banks and customers by industry (gross) (continued)

The table below presents the percentage of loans and advances to banks and customers in each industry sector and geographic location in relation to total loans and advances to banks and customers.

In %	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Domestic
Banks	0.1	0.0	0.1	0.2	0.2
Chemicals	0.2	0.1	0.1	0.1	0.1
Construction	0.5	0.4	0.4	0.4	0.5
Electricity, gas and water supply	0.0	0.1	0.1	0.1	0.1
Financial services	2.3	2.1	2.0	1.5	1.6
Food and beverages	0.1	0.1	0.1	0.1	0.1
Hotels and restaurants	0.4	0.4	0.4	0.4	0.5
Manufacturing	0.5	0.6	0.6	0.7	0.6
Private households	37.3	38.6	37.8	37.2	38.7
Public authorities	0.2	0.2	0.3	0.3	0.4
Real estate and rentals	4.1	4.0	3.6	3.7	4.0
Retail and wholesale	1.3	1.2	1.3	1.2	1.3
Services	1.5	1.5	1.4	1.5	1.7
Transport, storage and communication	0.4	0.4	0.6	0.5	0.6
Other	0.3	0.2	0.2	0.2	0.2
Total domestic	49.3	49.9	48.9	48.3	50.5
Foreign
Banks	3.8	3.6	4.9	3.9	3.9
Construction	0.2	0.3	0.2	0.2	0.2
Electricity, gas and water supply	0.2	0.2	0.2	0.2	0.2
Financial services	18.1	17.3	16.9	17.6	15.7
Food and beverages	0.2	0.0	0.0	0.0	0.0
Hotels and restaurants	0.1	0.1	0.1	0.4	0.1
Manufacturing	0.2	0.3	0.5	0.5	0.5
Mining	0.1	0.2	0.2	0.3	0.3
Private households	20.1	20.7	20.4	20.2	19.6
Public authorities	0.0	0.1	0.4	0.7	0.8
Real estate and rentals	0.9	0.7	0.9	0.9	0.6
Retail and wholesale	0.9	0.7	0.8	0.8	0.7
Services	5.0	4.7	4.8	5.0	6.1
Transport, storage and communication	0.5	0.7	0.6	0.6	0.8
Other	0.2	0.2	0.2	0.2	0.1
Total foreign	50.7	50.1	51.1	51.7	49.5
Total gross	100.0	100.0	100.0	100.0	100.0

Loans and advances to banks and customers – mortgages (gross)

The table below provides more information about the Group’s mortgage portfolio by client domicile and type of mortgage. Mortgages are included in the industry categories in the tables on the previous pages.

USD million	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Mortgages
Domestic	169,227	150,284	145,464	145,276	139,558
Foreign	30,786	27,970	24,771	22,092	19,573
Total gross mortgages	200,013	178,254	170,235	167,367	159,130

Mortgages
Residential	176,884	158,333	150,999	148,167	139,711
Commercial	23,128	19,922	19,236	19,201	19,419
Total gross mortgages	200,013	178,254	170,235	167,367	159,130

Loans and advances to banks and customers – maturity profile (gross)

The table below provides the maturity profile of loans and advances to banks and customers. The maturity information presented does not consider any early redemption features.

USD million	Within 1 year	1 to 5 years	Over 5 years	Total
Domestic
Banks	288	0	0	289
Mortgages	58,965	71,496	38,765	169,227
Other loans	14,085	9,323	2,266	25,675
Total domestic	73,339	80,820	41,031	195,190
Foreign
Banks	14,993	156	23	15,171
Mortgages	4,733	6,125	19,928	30,786
Other loans	139,619	14,136	1,146	154,901
Total foreign	159,345	20,417	21,097	200,859
Total gross	232,684	101,237	62,128	396,049

As of 31 December 2020, total loans and advances to banks and customers granted at fixed and floating interest rates were as follows:

USD million	Within 1 year	1 to 5 years	Over 5 years	Total
Fixed-rate loans	139,333	73,099	46,600	259,031
Adjustable or floating-rate loans	93,351	28,138	15,528	137,017
Total	232,684	101,237	62,128	396,049

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

Refer to “Credit policies for distressed assets” in the “Risk management and control” section of this report for comprehensive information about UBS’s distressed asset definitions, of which non-performing is a component. Also, refer to Note 1 and Note 20 in the “Consolidated financial statements” section of this report for more information about the various risk factors that are considered to be indicative of credit impairment.

The table below provides the Group’s non-performing loans and advances to banks and customers.

USD million	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Non-performing loans and advances to banks and customers:
Domestic	1,782	1,471	1,548	1,374	1,497
Foreign	1,395	994	871	776	859
Total non-performing loans and advances to banks and customers	3,176	2,466	2,419	2,150	2,357

USD million	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Gross interest income not collected on non-performing loans and advances to banks and customers:[1]
Domestic	11	12	12	8	5
Foreign	9	14	36	25	22
Interest income included in Net profit for non-performing loans and advances to banks and customers:
Domestic	18	20	20	32	36
Foreign	10	21	15	6	10

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

Gross interest income not collected that relates to restructured non-performing loans and advances to banks and customers was not material to the results of operations in 2020, 2019, 2018, 2017 or 2016.

Cross-border outstandings

Cross-border outstandings consist of balances with central banks and other financial institutions, loans and advances to banks and customers and receivables from securities financing transactions with counterparties domiciled outside Switzerland. Guarantees and commitments are provided separately in the table below.

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total IFRS assets at 31 December 2020, 2019  and 2018. As of 31 December 2020, there were no outstandings that exceeded 0.75% of total IFRS assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially affect the country’s ability to service its obligations. Aggregate country risk exposures are monitored and reported on an ongoing basis. The internal risk view is not directly comparable to the cross-border outstandings in the table below due to different approaches to netting, differing trade populations and differing approach to allocation of exposures to countries. For more information about the country framework within risk control, refer to the “Risk management and control” section of this report.

	31.12.20
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1,2]
USA	12,798	106,734	33,764	153,296	13.6	17,922
UK	3,420	42,403	4,851	50,674	4.5	3,168
Japan	8,409	3,655	5,081	17,146	1.5	36
Germany	1,085	4,889	11,626	17,600	1.6	920
Hong Kong	565	18,054	247	18,866	1.7	1,541
France	390	10,453	672	11,514	1.0	3,765
Singapore	202	5,722	2,831	8,755	0.8	454

	31.12.19
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1,2]
USA	14,615	102,070	11,501	128,187	13.2	14,230
UK	1,828	47,405	4,095	53,328	5.5	2,604
Japan	5,109	2,855	8,283	16,247	1.7	20
Germany	595	3,235	6,374	10,203	1.0	617
Hong Kong	490	19,186	117	19,793	2.0	491
France	1,964	6,747	719	9,430	1.0	1,390

	31.12.18
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1,2]
USA	20,298	95,274	16,135	131,707	13.7	17,269
UK	2,459	50,280	2,839	55,578	5.8	3,739
Japan	13,863	2,726	6,135	22,724	2.4	56
Germany	1,082	5,182	13,405	19,669	2.1	845
Hong Kong	1,148	15,388	125	16,661	1.7	590
France	2,404	5,503	393	8,299	0.9	1,663

1 Includes irrevocable forward starting transactions (reverse repurchase agreements and securities borrowing agreements).    2 Starting with the fourth quarter of 2020, the notional values associated with derivative loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are presented together with notional values related to derivative instruments. The presentation of prior periods has been aligned to ensure comparability. The fair values of these instruments continue to be presented within derivative instruments.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Summary of movements in expected credit loss allowances and provisions

The following table provides more information about the movements in ECL allowances and provisions. Refer to “Credit risk” in the “Risk management and control” section of this report for more information.

USD million	31.12.20	31.12.19	31.12.18	31.12.17[1]	31.12.16[1]
Balance at beginning of year	1,029[2]	1,054[2]	1,146[2]	642	726
Domestic
Write-offs
Banks	0	(1)	0	0	0
Construction	(2)	(4)	(9)	(5)	(1)
Electricity, gas and water supply	0	(2)	(1)	0	0
Financial services	(36)	(1)	(4)	(3)	(3)
Hotels and restaurants	(6)	(7)	0	0	0
Manufacturing	(19)	(5)	(3)	(2)	(7)
Private households	(19)	(15)	(22)	(18)	(20)
Real estate and rentals	0	(2)	0	0	0
Retail and wholesale	(3)	(4)	(3)	(11)	(10)
Services	(2)	(3)	(4)	(11)	(3)
Transport, storage and communications	0	0	(4)	(3)	(4)
Total gross domestic write-offs	(88)	(44)	(51)	(53)	(49)
Foreign
Write-offs
Banks	0	(1)	0	0	0
Construction	0	0	0	(1)	0
Financial services	(23)	(4)	(4)	(24)	(4)
Manufacturing	(10)	(25)	(78)	0	(21)
Mining	(143)	(1)	(5)	(17)	(24)
Private households	(15)	(6)	(6)	(22)	(8)
Real estate and rentals	(15)	(2)	0	0	0
Retail and wholesale	(51)	(10)	(1)	0	0
Services	(4)	(10)	(10)	(4)	(16)
Transport, storage and communications	(8)	(2)	(36)	0	(20)
Other	0	(37)	(18)	0	0
Total gross foreign write-offs	(267)	(98)	(158)	(68)	(94)
Total usage of ECL provisions	0	0	0	0	0
Total write-offs / usage of ECL provisions	(356)	(142)	(210)	(121)	(143)
Recoveries
Domestic	9	9	9	19	11
Foreign	0	3	0	1	11
Total recoveries	9	13	9	20	22
Total net write-offs / usage of ECL provisions	(346)	(130)	(201)	(101)	(121)
Increase / (decrease) in ECL allowances and provisions recognized in the income statement	694	78	118	128	31
Increase / (decrease) in ECL collective allowances recognized in the income statement	0	0	0	3	7
Foreign currency translation	75	8	(9)	21	(12)
Other	17	19	0	38	12
Balance at end of year[3]	1,468	1,029	1,054	731	642

1 Information is presented under IAS 39 requirements.    2 Includes stage 1 and stage 2 expected credit losses and additional stage 3 expected credit losses. Refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of this report for more information about IFRS 9.    3 Includes ECL allowances for receivables from securities financing transactions.

Allocation of the expected credit loss allowances and provisions

The following table provides a breakdown of ECL allowances and provisions by industry sector and geographic location.

USD million	31.12.20	31.12.19	31.12.18	31.12.17[1]	31.12.16[1]
Domestic
Banks	9	3	4	3	3
Chemicals	15	13	14	0	0
Construction	21	14	14	16	17
Electricity, gas and water supply	0	0	2	3	1
Financial services	26	40	36	23	12
Food and beverages	15	8	10	0	0
Hotels and restaurants	6	12	12	9	10
Manufacturing	119	86	75	58	59
Private households	208	150	180	46	45
Public authorities	1	1	1	0	0
Real estate and rentals	84	22	23	11	11
Retail and wholesale	70	92	94	76	66
Services	38	34	30	25	28
Transport, storage and communication	3	5	18	13	15
Other	3	2	2	0	0
Total domestic ECL-specific allowances	620	482	515	285	268
Foreign
Banks	8	3	5	0	0
Chemicals	0	1	0	0	0
Construction	1	2	0	0	1
Electricity, gas and water supply	3	0	0	0	0
Financial services	153	54	49	42	63
Hotels and restaurants	12	0	0	0	0
Manufacturing	9	10	28	85	7
Mining	17	55	26	52	30
Private households	151	139	154	39	58
Public authorities	6	6	8	11	11
Real estate and rentals	51	25	38	24	2
Retail and wholesale	106	78	87	85	78
Services	36	22	23	23	17
Transport, storage and communication	32	35	3	39	40
Other	3	3	1	0	0
Total foreign ECL-specific allowances	590	433	422	399	309
ECL collective allowances	2	0	0	13	11
ECL provisions	257	114	116	34	54
Total ECL allowances and provisions	1,468	1,029	1,054	731	642
1 Information is presented under IAS 39 requirements.

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

B – Selected financial data

Key figures

USD million, except where indicated	31.12.20	31.12.19[1]	31.12.18[1]	31.12.17	31.12.16
Results
Operating income	32,780	29,307	30,642	30,044	28,831
Operating expenses	25,081	24,138	25,184	24,969	24,643
Operating profit / (loss) from continuing operations before tax	7,699	5,169	5,458	5,076	4,188
Net profit / (loss) attributable to shareholders	6,196	3,965	4,107	758	3,351
Profitability and growth[2]
Return on equity (%)	10.9	7.4	7.9	1.4	6.0
Return on tangible equity (%)	12.4	8.5	9.1	1.6	6.9
Return on common equity tier 1 capital (%)	16.6	11.3	11.9	2.3	10.2
Return on risk-weighted assets, gross (%)	11.9	11.2	12.0	12.8	13.1
Return on leverage ratio denominator, gross (%)	3.4	3.2	3.4	3.4	3.2
Cost / income ratio (%)	74.9	82.1	81.9	82.7	85.4
Net profit growth (%)	56.3	(3.4)	441.9	(77.4)	(48.5)
Resources[2]
Total assets	1,125,327	971,927	958,066	940,020	919,236
Equity attributable to shareholders	57,754	53,722	52,224	51,987	52,957
Common equity tier 1 capital[3]	38,181	35,233	34,562	34,100	31,879
Risk-weighted assets[3]	286,743	257,831	262,840	242,725	219,330
Common equity tier 1 capital ratio (%)[4]	13.3	13.7	13.1	14.0	14.5
Going concern capital ratio (%)[3]	18.3	18.3	16.1	15.6	16.3
Total loss-absorbing capacity ratio (%)[3]	34.2	33.9	31.3	31.4	29.6
Leverage ratio denominator[3]	1,036,771	911,228	904,455	910,133	855,718
Common equity tier 1 leverage ratio (%)[4]	3.68	3.87	3.82	3.75	3.73
Going concern leverage ratio (%)[3]	5.1	5.2	4.7	4.2	4.2
Total loss-absorbing capacity leverage ratio (%)[3]	9.5	9.6	9.1	8.4	7.6
Average equity / average assets ratio (%)[5]	4.8	4.9	4.9	5.3	5.3

UBS AG consolidated supplemental disclosures required under SEC regulations

Key figures (continued)

USD million, except where indicated	31.12.20	31.12.19[1]	31.12.18[1]	31.12.17	31.12.16
Other
Invested assets (USD billion)[6]	4,187	3,607	3,101	3,262	2,761
Personnel (full-time equivalents)	47,546	47,005	47,643	46,009	56,208
Americas	21,394	21,036	21,309	20,770	20,522
of which: USA	20,528	20,232	20,495	19,944	19,695
Asia Pacific	8,049	7,958	7,987	6,891	6,633
Europe, Middle East and Africa (excluding Switzerland)[7]	5,797	5,546	5,669	5,404	8,473
of which: UK7	2,596	2,392	2,508	2,428	5,206
of which: rest of Europe (excluding Switzerland)	3,024	2,988	2,992	2,814	3,100
of which: Middle East and Africa	177	166	168	161	167
Switzerland[7]	12,307	12,465	12,678	12,943	20,581
Registered ordinary shares (number)	3,858,408,466	3,858,408,466	3,858,408,466	3,858,408,466	3,858,408,466
Treasury shares (number)	0	0	0	0	0

1 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information on the restatement of comparative information, where applicable.    2 Refer to the “Performance targets and capital guidance” section of this report for more information about our performance measurement.    3 Based on the Swiss systemically relevant bank (SRB) framework as of 1 January 2020 and the fully applied Basel III framework. Refer to the “Capital, liquidity and funding, and balance sheet” section of the report for the respective period for more information.    4 Based on the Swiss SRB framework as of 1 January 2020. Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.    5 Calculated as average equity divided by average assets.    6 Consists of invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking. Refer to “Note 32 Invested assets and net new money” in the “Consolidated financial statements” section of this report for more information.    7 Personnel (full-time equivalents) as of 31 December 2019, 31 December 2018 and 31 December 2017 have been amended compared with our Annual Report 2019, resulting in an increase of 3,312 in full time equivalents for Switzerland and a corresponding decrease of 3,312 full time equivalents for the UK as of 31 December 2019, an increase of 3,273 in full time equivalents for Switzerland and a corresponding decrease of 3,273 full time equivalents for the UK as of 31 December 2018 and an increase of 2,845 in full time equivalents for Switzerland and a corresponding decrease of 2,845 full time equivalents for the UK as of 31 December 2017.

Income statement data
	For the year ended
USD million, except where indicated	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Net interest income	5,788	4,415	4,971	6,021	6,175
Other net income from financial instruments measured at fair value through profit or loss	6,930	6,833	6,953	5,640	5,286
Credit loss (expense) / release	(695)	(78)	(117)	(131)	(38)
Fee and commission income	20,982	19,156	19,632	19,390	18,425
Fee and commission expense	(1,775)	(1,696)	(1,703)	(1,840)	(1,781)
Net fee and commission income	19,207	17,460	17,930	17,550	16,644
Other income	1,549	677	905	965	763
Total operating income	32,780	29,307	30,642	30,044	28,831
Total operating expenses	25,081	24,138	25,184	24,969	24,643
Operating profit / (loss) before tax	7,699	5,169	5,458	5,076	4,188
Tax expense / (benefit)	1,488	1,198	1,345	4,242	753
Net profit / (loss)	6,211	3,971	4,113	834	3,435
Net profit / (loss) attributable to preferred noteholders				73	80
Net profit / (loss) attributable to non-controlling interests	15	6	7	4	4
Net profit / (loss) attributable to shareholders	6,196	3,965	4,107	758	3,351
Cost / income ratio (%)	74.9	82.1	81.9	82.7	85.4
Rates of return (%)
Return on equity attributable to shareholders	10.9	7.4	7.9	1.4	6.0
Return on average equity	11.0	7.5	8.0	1.4	6.1
Return on average assets	0.5	0.4	0.4	0.1	0.3

Dividends received from investments in subsidiaries and associates

In 2020, UBS AG received dividends of USD 3,214 million (2019: USD 3,508 million; 2018: USD 3,683 million) from its subsidiaries and associates. Dividends disclosed have been translated to US dollars from the functional currency of the entity paying the dividend, using the closing exchange rate of the month the dividend was received.

UBS AG consolidated supplemental disclosures required under SEC regulations

Balance sheet data
USD million	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Assets
Cash and balances at central banks	158,231	107,068	108,370	90,045	105,883
Loans and advances to banks	15,344	12,379	16,642	14,047	12,896
Receivables from securities financing transactions	74,210	84,245	95,349	91,951	79,936
Cash collateral receivables on derivative instruments	32,737	23,289	23,603	24,040	26,198
Loans and advances to customers	380,977	327,992	321,482	328,952	300,678
Other financial assets measured at amortized cost	27,219	23,012	22,637	37,890	27,130
Total financial assets measured at amortized cost	688,717	577,985	588,084	586,925	552,721
Financial assets at fair value held for trading	125,492	127,695	104,513	129,509	90,501
of which: assets pledged as collateral that may be sold or repledged by counterparties	47,098	41,285	32,121	36,277	29,731
Derivative financial instruments	159,618	121,843	126,212	121,286	155,642
Brokerage receivables	24,659	18,007	16,840
Financial assets at fair value not held for trading	80,038	83,636	82,387	60,070	63,888
Total financial assets measured at fair value through profit or loss	389,808	351,181	329,953	310,865	310,031
Financial assets measured at fair value through other comprehensive income	8,258	6,345	6,667	8,889	15,402
Investments in associates	1,557	1,051	1,099	1,045	947
Property, equipment and software	11,958	11,826	8,479	8,191	8,152
Goodwill and intangible assets	6,480	6,469	6,647	6,563	6,442
Deferred tax assets	9,174	9,524[1]	10,077[1]	9,993	13,147
Other non-financial assets	9,374	7,547	7,062	7,548	12,395
Total assets	1,125,327	971,927	958,066	940,020	919,236

Liabilities
Amounts due to banks	11,050	6,570	10,962	7,728	10,459
Payables from securities financing transactions	6,321	7,778	10,296	17,485	9,266
Cash collateral payables on derivative instruments	37,313	31,416	28,906	31,029	34,852
Customer deposits	527,929	450,591	421,986	423,058	418,129
Funding from UBS Group AG and its subsidiaries	53,979	47,866	41,202	35,648	24,201
Debt issued measured at amortized cost	85,351	62,835	91,245	107,458	77,617
Other financial liabilities measured at amortized cost	10,421	10,373	7,576	38,092	38,361
Total financial liabilities measured at amortized cost	732,364	617,429	612,174	660,498	612,884
Financial liabilities at fair value held for trading	33,595	30,591	28,949	31,251	22,426
Derivative financial instruments	161,102	120,880	125,723	119,138	151,121
Brokerage payables designated at fair value	38,742	37,233	38,420
Debt issued designated at fair value	59,868	66,592	57,031	50,782	49,057
Other financial liabilities designated at fair value	31,773	36,157	33,594	16,643	14,122
Total financial liabilities measured at fair value through profit or loss	325,080	291,452	283,717	217,814	236,727
Provisions	2,791	2,938	3,457	3,164	4,097
Other non-financial liabilities	7,018	6,211[1]	6,318[1]	6,499	11,902
Total liabilities	1,067,254	918,031	905,667	887,974	865,610
Equity attributable to shareholders	57,754	53,722[1]	52,224[1]	51,987	52,957
Preferred noteholders					631
Equity attributable to non-controlling interests	319	174	176	59	39
Total equity	58,073	53,896	52,400	52,046	53,627
Total liabilities and equity	1,125,327	971,927	958,066	940,020	919,236
1 Comparative-period information has been restated. Refer to Note 1b in the “Consolidated financial statements” section of this report for more information.

C – Information about the company

Property, plant and equipment

As of 31 December 2020, UBS AG operated about 771 business and banking locations worldwide, of which approximately 33% were in Switzerland, 46% in the Americas, 12% in the rest of Europe, Middle East and Africa, and 9% in Asia Pacific. Of the business and banking locations in Switzerland, 26% were owned directly by UBS AG, with the remainder, along with most of UBS AG’s offices outside Switzerland, being held under commercial leases. These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

UBS AG consolidated supplemental disclosures required under SEC regulations

D – Information required by industry guide 3

Selected statistical information

The following tables set forth select statistical information regarding UBS AG’s banking operations extracted from its financial statements. Unless otherwise indicated, average balances for the years ended 31 December 2020, 31 December 2019  and 31 December 2018  are calculated from monthly data. The distinction between domestic (Swiss) and foreign (non-Swiss) is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average balances and interest rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for 2020, 2019 and 2018. Refer to “Note 3 Net interest income and other net income from financial instruments measured at fair value through profit or loss” in the “Consolidated financial statements” section of this report for more information about interest income and interest expense.

For the year ended	31.12.20			31.12.19			31.12.18
USD million, except where indicated	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)	Average balance	Interest income	Average yield (%)
Assets
Balances at central banks
Domestic	90,234	(112)	(0.1)	70,639	(208)	(0.3)	66,278	(168)	(0.3)
Foreign	51,611	7	0.0	34,017	194	0.6	35,088	191	0.5
Loans and advances to banks
Domestic	2,930	43	1.5	2,574	29	1.1	2,700	25	0.9
Foreign	12,001	31	0.3	11,853	15	0.1	12,293	11	0.1
Receivables from securities financing transactions[1]
Domestic	4,746	8	0.2	7,550	(11)	(0.1)	8,989	(42)	(0.5)
Foreign	92,098	551	0.6	99,269	1,654	1.7	93,615	1,237	1.3
Loans and advances to customers
Domestic	212,383	3,020	1.4	190,898	3,300	1.7	193,030	3,268	1.7
Foreign	138,485	3,136	2.3	131,020	3,926	3.0	133,451	3,789	2.8
Financial assets at fair value[1,2]
Domestic	12,459	40	0.3	9,317	72	0.8	12,400	53	0.4
Foreign	192,381	1,826	0.9	191,500	3,484	1.8	175,581	3,557	2.0
of which: taxable	192,374	1,826	0.9	191,500	3,484	1.8	175,581	3,557	2.0
of which: non-taxable	7	0	4.0
Other interest-earning assets
Domestic	8,064	136	1.7	7,258	151	2.1	8,972	211	2.4
Foreign	45,443	386	0.8	35,471	637	1.8	31,864	454	1.4
Total interest-earning assets	862,835	9,071	1.1	791,366	13,242	1.7	774,260	12,585	1.6
Net interest income on swaps		1,140			716			637
Interest income on off-balance sheet securities and other		386			429			492
Interest income and average interest-earning assets	862,835	10,597[3]	1.2	791,366	14,386[3]	1.8	774,260	13,714[3]	1.8
Non-interest-earning assets
Derivative financial instruments	161,799			126,654			129,288
Fixed assets	11,898			11,411			8,337
Other	134,831			142,750[4]			138,371[4]
Total average assets	1,171,363			1,072,181			1,050,256

1 Reverse repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS.    2 Includes financial assets at fair value held for trading, financial assets at fair value not held for trading, financial assets at fair value through other comprehensive income and brokerage receivables.    3 For the purpose of this disclosure, negative interest income on assets is presented as a reduction to interest income, while in the consolidated income statement negative interest income on assets is presented as interest expense. Refer to Note 3 in the “Consolidated financial statements” section of this report for more information.    4 Comparative-period information has been restated. Refer to Note 1b in the “Consolidated financial statements” section of this report for more information.

UBS AG consolidated supplemental disclosures required under SEC regulations

Average balances and interest rates (continued)

For the year ended	31.12.20			31.12.19			31.12.18
USD million, except where indicated	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)	Average balance	Interest expense	Average interest rate (%)
Liabilities and equity
Amount due to banks
Domestic	8,097	(9)	(0.1)	6,012	(5)	(0.1)	7,477	20	0.3
Foreign	3,169	26	0.8	2,697	21	0.8	2,763	15	0.5
Payables from securities financing transactions[1]
Domestic	3,888	6	0.2	3,238	18	0.6	3,626	5	0.1
Foreign	18,793	174	0.9	17,218	353	2.1	26,111	341	1.3
Customer deposits and Funding from UBS Group AG and its subsidiaries
Domestic	317,619	1,580	0.5	291,554	1,864	0.6	290,056	1,555	0.5
of which: demand deposits	138,949	(164)	(0.1)	125,127	(66)	(0.1)	130,674	(39)	0.0
of which: savings deposits	121,793	3	0.0	112,810	16	0.0	110,560	26	0.0
of which: time deposits	56,878	1,741	3.1	53,617	1,914	3.6	48,822	1,567	3.2
Foreign	214,783	551	0.3	185,093	1,784	1.0	165,405	1,214	0.7
Short-term debt issued measured at amortized cost
Domestic	140	0	(0.3)	113	0	0.0	126	1	0.8
Foreign	34,087	267	0.8	28,780	468	1.6	47,655	604	1.3
Long-term debt issued measured at amortized cost
Domestic	14,054	323	2.3	13,483	336	2.5	14,143	374	2.6
Foreign	27,100	581	2.1	34,903	824	2.4	41,279	1,012	2.5
Financial liabilities at fair value (excluding debt issued designated at fair value)[1,2]
Domestic	701	2	0.3	903	0	0.0	697	7	1.0
Foreign	146,306	354	0.2	143,246	1,835	1.3	120,894	1,595	1.3
Debt issued designated at fair value
Domestic	3,469	6	0.2	2,307	42	1.8	2,568	13	0.5
Foreign	56,442	801	1.4	63,182	1,450	2.3	54,446	1,270	2.3
Other interest-bearing liabilities
Domestic	3,333	(6)	(0.2)	2,381	15	0.6	1,285	4	0.3
Foreign	38,516	187	0.5	32,768	465	1.4	29,806	259	0.9
Total interest-bearing liabilities	890,498	4,841	0.5	827,878	9,470	1.1	808,338	8,290	1.0
Swap interest on hedged debt instruments and other swaps		(608)			(149)			(206)
Interest expense on off-balance sheet securities and other		576			651			659
Interest expense and average interest-bearing liabilities	890,498	4,809[3]	0.5	827,878	9,971[3]	1.2	808,338	8,743[3]	1.1
Non-interest-bearing liabilities
Derivative financial instruments	161,087			124,593			127,762
Other	63,380			66,520[4]			62,698[4]
Total liabilities	1,114,966			1,018,991			998,798
Total equity	56,397			53,189[4]			51,458[4]
Total average liabilities and equity	1,171,363			1,072,181			1,050,256
Net interest income		5,788			4,415			4,971
Net yield on interest-earning assets			0.7			0.6			0.6

1 Repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS.    2 Includes financial liabilities at fair value held for trading, other financial liabilities designated at fair value and brokerage payables designated at fair value.    3 For the purpose of this disclosure, negative interest expense on liabilities is presented as a reduction to interest expense, while in the consolidated income statement negative interest income on liabilities is presented as interest income. Refer to Note 3 in the “Consolidated financial statements” section of this report for more information.    4 Comparative-period information has been restated. Refer to Note 1b in the “Consolidated financial statements” section of this report for more information.

Average balances and interest rates (continued)

The percentage of total average interest-earning assets attributable to foreign activities was 62% for 2020  (2019: 64%; 2018: 62%). The percentage of total average interest-bearing liabilities attributable to foreign activities was 61% for 2020  (2019: 61%; 2018: 60%). All assets and liabilities are translated into US dollars at uniform month-end rates. Interest income and expense are translated at monthly average rates.

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

UBS AG consolidated supplemental disclosures required under SEC regulations

Analysis of changes in interest income and expense

The following tables provide information by categories of interest-earning assets and interest-bearing liabilities on the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2020  compared with the year ended 31 December 2019, and for the year ended 31 December 2019  compared with the year ended 31 December 2018. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally.

	2020 compared with 2019			2019 compared with 2018
	Increase / (decrease) due to changes in1			Increase / (decrease) due to changes in
USD million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change
Interest income from interest-earning assets
Balances at central banks
Domestic	(59)	155	96	(13)	(27)	(40)
Foreign	106	(293)	(187)	(5)	8	3
Loans and advances to banks
Domestic	4	10	14	(1)	4	3
Foreign	0	16	16	0	5	5
Receivables from securities financing transactions
Domestic	3	16	19	7	24	31
Foreign	(122)	(981)	(1,103)	74	343	417
Loans and advances to customers
Domestic	365	(645)	(280)	(36)	68	32
Foreign	224	(1,014)	(790)	(68)	205	137
Financial assets at fair value
Domestic	25	(57)	(32)	(12)	31	19
Foreign	16	(1,674)	(1,658)	318	(392)	(74)
of which: taxable	16	(1,674)	(1,658)	318	(392)	(74)
of which: non-taxable	0	0	0
Other interest-earning assets
Domestic	17	(32)	(15)	(41)	(19)	(60)
Foreign	179	(430)	(251)	51	132	183
Interest income
Domestic	355	(553)	(198)	(96)	82	(14)
Foreign	403	(4,376)	(3,973)	370	301	671
Total interest income from interest-earning assets	758	(4,929)	(4,171)	274	383	657
Net interest income on swaps			424			78
Interest income on off-balance sheet securities and other			(43)			(63)
Total interest income			(3,789)			672
1 In 2020 there was a significant strengthening of the Swiss franc (9%) and the euro (9%) against the US dollar. This effect is included within the variances disclosed in this table.

Analysis of changes in interest income and expense (continued)

	2020 compared with 2019			2019 compared with 2018
	Increase / (decrease) due to changes in1			Increase / (decrease) due to changes in
USD million	Average volume	Average interest rate	Net change	Average volume	Average interest rate	Net change
Interest expense on interest-bearing liabilities
Amount due to banks
Domestic	(2)	(3)	(5)	(4)	(20)	(24)
Foreign	4	1	5	0	5	5
Payables from securities financing transactions
Domestic	4	(16)	(12)	0	13	13
Foreign	33	(211)	(178)	(116)	128	12
Customer deposits and Funding from UBS Group AG and its subsidiaries
Domestic	(22)	(262)	(284)	153	156	309
of which: demand deposits	(14)	(84)	(98)	0	(27)	(27)
of which: savings deposits	0	(13)	(13)	0	(11)	(11)
of which: time deposits	(8)	(165)	(173)	153	193	346
Foreign	297	(1,530)	(1,233)	138	433	571
Short-term debt issued measured at amortized cost
Domestic	0	0	0	0	(1)	(1)
Foreign	85	(287)	(202)	(245)	109	(136)
Long-term debt issued measured at amortized cost
Domestic	14	(27)	(13)	(17)	(21)	(38)
Foreign	(187)	(56)	(243)	(159)	(30)	(189)
Financial liabilities at fair value (excluding debt issued designated at fair value)
Domestic	0	2	2	2	(9)	(7)
Foreign	40	(1,521)	(1,481)	291	(51)	240
Debt issued designated at fair value
Domestic	21	(57)	(36)	(1)	30	29
Foreign	(155)	(494)	(649)	201	(21)	180
Other interest-bearing liabilities
Domestic	6	(27)	(21)	7	4	11
Foreign	80	(358)	(278)	112	94	206
Interest expense
Domestic	21	(390)	(369)	140	152	292
Foreign	197	(4,456)	(4,259)	222	667	889
Total interest expense on interest-bearing liabilities	218	(4,846)	(4,628)	362	818	1,180
Swap interest on hedged debt instruments and other swaps			(459)			57
Interest expense on off-balance sheet securities and other			(75)			(9)
Total interest expense			(5,162)			1,228
1 In 2020 there was a significant strengthening of the Swiss franc (9%) and the euro (9%) against the US dollar. This effect is included within the variances disclosed in this table.

UBS AG consolidated supplemental disclosures required under SEC regulations

Deposits

The following table analyzes average deposits and average rates on each deposit category for the years ended 31 December 2020, 2019  and 2018. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were USD 76,200 million as of 31 December 2020  (31 December 2019: USD 54,262 million; 31 December 2018: USD 63,184 million).

	31.12.20		31.12.19		31.12.18
USD million, except where indicated	Average deposits	Average rate (%)	Average deposits	Average rate (%)	Average deposits	Average rate (%)
Banks
Domestic offices
Demand deposits	4,360	(0.7)	4,045	(0.6)	4,155	(0.5)
Time deposits	3,737	0.6	1,966	0.9	3,323	1.2
Total domestic offices	8,097	(0.1)	6,012	(0.1)	7,477	0.3
Foreign offices
Interest-bearing deposits	3,169	0.8	2,697	0.8	2,763	0.5
Total due to banks[1]	11,266	0.1	8,709	0.2	10,240	0.3

Customer accounts
Domestic offices
Demand deposits	138,949	(0.1)	125,127	(0.1)	130,674	0.0
Savings deposits	121,793	0.0	112,810	0.0	110,560	0.0
Time deposits	56,878	3.1	53,617	3.6	48,822	3.2
Total domestic offices	317,619	0.5	291,554	0.6	290,056	0.5
Foreign offices
Demand deposits	64,955	0.0	53,976	0.2	55,846	0.2
Time and savings deposits	149,829	0.4	131,117	1.3	109,560	1.0
Total foreign offices	214,783	0.3	185,093	1.0	165,406	0.7
Total customer deposits	532,402	0.4	476,647	0.8	455,461	0.6

1 Due to banks is considered to represent short-term borrowings to the extent that the total Due to banks exceeds total Due from banks, without differentiating between domestic and foreign offices. The remainder of total Due to banks is considered to represent deposits for the purpose of this disclosure.

As of 31 December 2020, the maturity of time deposits was as follows:

USD million	Domestic	Foreign
Within 3 months	6,930	58,985
3 to 6 months	252	2,275
6 to 12 months	1,665	1,309
1 to 5 years	1,228	1,814
Over 5 years	12	202
Total time deposits	10,086	64,585

Short-term borrowings

The table below presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with average and period-end interest rates. Short-term borrowings are comprised of short-term debt and repurchase agreements. There were no short-term balances within amounts due to banks for the periods presented.

	Short-term debt[1]			Repurchase agreements[2]
USD million, except where indicated	31.12.20	31.12.19	31.12.18	31.12.20	31.12.19	31.12.18
Period-end balance	46,666	21,837	39,025	104,912	103,880	108,584
Average balance	34,227	28,893	47,782	116,834	114,581	96,338
Maximum month-end balance	46,666	39,180	57,860	128,376	133,289	115,395
Average interest rate during the period (%)	0.8	1.6	1.3	0.2	1.2	1.0
Average interest rate at period end (%)	0.4	1.4	1.9	(0.1)	1.0	1.5

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

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies			436	(0.56)	469	(0.21)			905
US Treasury and agencies	6,962	1.31	2,909	1.46			122	0.92	9,992
Other foreign governments and official institutions	18,032	0.61	4,251	1.14	601	1.77	3,642	2.24	26,526
Corporate debt securities	2,662	0.62	4,134	0.56	999	0.26	1,486	0.95	9,281
Mortgage-backed securities							35	0.95	35
Subtotal as of 31 December 2020	27,656		11,730		2,068		5,285		46,739

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies									0
US Treasury and agencies	254	1.68	356	2.46	110	2.36	384	1.54	1,103
Other foreign governments and official institutions	326	1.72	102	2.60					428
Corporate debt securities	49	3.41	55	2.42					104
Mortgage-backed securities			0	1.87	843	1.35	5,780	1.00	6,624
Subtotal as of 31 December 2020	629		512		953		6,164		8,258

Debt securities measured at amortized cost
Swiss national government and agencies	138	(0.60)	25	(0.33)					163
US Treasury and agencies	511	1.81	4,501	2.01	2,586	2.31			7,598
Other foreign governments and official institutions	812	1.03	2,729	0.72	362	0.49			3,903
Corporate debt securities	1,117	1.09	2,819	0.47	789	0.06			4,724
Mortgage-backed securities							2,414	2.74	2,414
Subtotal as of 31 December 2020	2,577		10,074		3,736		2,414		18,801
Total as of 31 December 2020[1]	30,862		22,316		6,757		13,863		73,798

UBS AG consolidated supplemental disclosures required under SEC regulations

Investments in debt instruments (continued)

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies			57	(0.73)	11	0.23			68
US Treasury and agencies	1,990	1.92	7,236	1.89			106	4.44	9,332
Other foreign governments and official institutions	9,154	0.86	6,761	1.67	127	1.85	5,074	2.48	21,116
Corporate debt securities	4,765	0.91	5,039	1.27	35	0.15	1,430	3.79	11,269
Mortgage-backed securities							81	3.12	81
Subtotal as of 31 December 2019	15,909		19,093		173		6,691		41,867

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies									0
US Treasury and agencies	718	1.10	353	1.12	483	2.15	305	1.44	1,859
Other foreign governments and official institutions	283	2.01	66	3.31					349
Corporate debt securities	54	4.03	128	3.33					182
Mortgage-backed securities					1,074	1.12	2,881	1.70	3,955
Subtotal as of 31 December 2019	1,054		547		1,557		3,185		6,345

Debt securities measured at amortized cost
Swiss national government and agencies			1	3.92					1
US Treasury and agencies	747	1.95	3,815	2.02	3,493	2.31			8,055
Other foreign governments and official institutions	903	1.63	475	2.13					1,378
Corporate debt securities	702	0.96	1,259	1.65	143	(0.49)			2,104
Mortgage-backed securities							2,603	3.04	2,603
Subtotal as of 31 December 2019	2,352		5,550		3,636		2,603		14,141
Total as of 31 December 2019[1]	19,315		25,191		5,367		12,480		62,352

Investments in debt instruments (continued)

	Within 1 year		1 up to 5 years		5 to 10 years		Over 10 years		Total carrying amount
USD million, except percentages	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)	Carrying amount	Yield (%)
Financial assets at fair value not held for trading
Swiss national government and agencies	203	(0.80)	73	(0.54)	13	0.14			290
US Treasury and agencies	7,725	2.15	3,444	1.93	87	2.13	140	2.34	11,396
Other foreign governments and official institutions	15,534	0.83	4,747	1.56	40	0.24			20,321
Corporate debt securities	3,765	0.93	3,749	1.02	1,092	1.35	5,354	2.98	13,960
Mortgage-backed securities							87	1.97	87
Subtotal as of 31 December 2018	27,227		12,013		1,233		5,581		46,053

Financial assets measured at fair value through other comprehensive income
Swiss national government and agencies									0
US Treasury and agencies	734	1.22	1,237	1.31	249	2.46			2,220
Other foreign governments and official institutions	317	3.15	45	3.79					362
Corporate debt securities	26	4.02	127	3.62					153
Mortgage-backed securities					1,356	1.52	2,575	2.47	3,931
Subtotal as of 31 December 2018	1,077		1,409		1,605		2,575		6,667

Debt securities measured at amortized cost
Swiss national government and agencies			1	4.00					1
US Treasury and agencies	1,334	1.16	2,846	1.83	4,152	2.13			8,332
Other foreign governments and official institutions	573	1.38	685	1.92					1,258
Corporate debt securities	220	1.11	892	1.63					1,112
Mortgage-backed securities							2,859	3.09	2,859
Subtotal as of 31 December 2018	2,127		4,424		4,152		2,859		13,562
Total as of 31 December 2018[1]	30,432		17,846		6,990		11,015		66,282

1 Includes investments in debt instruments as of 31 December 2020 issued by the US government and government agencies of USD 32,884 million (31 December 2019: USD 31,316 million; 31 December 2018: USD 34,285 million), the German government of USD 9,386 million (31 December 2019: USD 7,774 million; 31 December 2018: USD 9,026 million), and the Japanese government of USD 5,980 million (31 December 2019: USD 2,298 million; 31 December 2018: USD 5,588 million).

UBS AG consolidated supplemental disclosures required under SEC regulations

Loans and advances to banks and customers by industry (gross)

UBS AG’s lending portfolio is widely diversified across industry sectors. An amount of USD 227 billion (57% of the total) relates to loans to thousands of private households, predominantly in Switzerland, which are in most instances secured by mortgages, financial collateral or other assets. Exposure to banks and financial institutions amounted to USD 98 billion (25% of the total). Exposure to banks includes money market deposits with highly rated institutions. Excluding banks and financial institutions, the largest industry sector exposure as of 31 December 2020 was to Services, amounting to USD 26 billion (6% of the total). For further discussion of the loan portfolio, refer to the “Risk management and control” section of this report.

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

USD million	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Domestic
Banks	289	92	265	723	764
Chemicals	667	346	442	437	257
Construction	1,939	1,414	1,273	1,467	1,453
Electricity, gas and water supply	171	197	193	213	197
Financial services	10,411	8,331	7,744	7,343	5,619
Food and beverages	313	242	251	447	216
Hotels and restaurants	1,725	1,369	1,478	1,537	1,528
Manufacturing	2,176	1,897	1,916	2,331	1,965
Mining	13	14	11	15	19
Private households	147,815	131,280	127,761	127,585	121,582
Public authorities	743	704	888	1,053	1,340
Real estate and rentals	16,356	13,642	12,212	12,736	12,581
Retail and wholesale	5,256	4,153	4,278	4,122	3,938
Services	5,935	4,992	4,810	5,051	5,307
Transport, storage and communication	1,612	1,392	1,891	1,871	1,886
Other	1,065	816	730	750	696
Total domestic	196,485	170,880	166,143	167,680	159,347
Foreign
Banks	15,071	12,292	16,384	13,327	12,134
Chemicals	87	87	158	61	138
Construction	805	1,004	746	838	540
Electricity, gas and water supply	837	758	587	691	576
Financial services	72,011	59,139	57,388	60,377	49,486
Food and beverages	953	55	48	59	67
Hotels and restaurants	418	297	340	1,494	168
Manufacturing	845	1,163	1,570	1,867	1,684
Mining	565	693	640	1,037	989
Private households	79,510	70,462	68,887	69,246	61,504
Public authorities	190	388	1,487	2,264	2,506
Real estate and rentals	3,673	2,308	2,886	3,213	2,030
Retail and wholesale	3,485	2,544	2,717	2,657	2,184
Services	19,613	16,085	16,248	17,171	19,157
Transport, storage and communication	2,069	2,331	2,149	2,215	2,398
Other	779	655	528	566	214
Total foreign	200,912	170,261	172,761	177,083	155,776
Total gross	397,397	341,141	338,904	344,763	315,122

Loans and advances to banks and customers by industry (gross) (continued)

The table below presents the percentage of loans and advances to banks and customers in each industry sector and geographic location in relation to total loans and advances to banks and customers.

In %	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Domestic
Banks	0.1	0.0	0.1	0.2	0.2
Chemicals	0.2	0.1	0.1	0.1	0.1
Construction	0.5	0.4	0.4	0.4	0.5
Electricity, gas and water supply	0.0	0.1	0.1	0.1	0.1
Financial services	2.6	2.4	2.3	2.1	1.8
Food and beverages	0.1	0.1	0.1	0.1	0.1
Hotels and restaurants	0.4	0.4	0.4	0.4	0.5
Manufacturing	0.5	0.6	0.6	0.7	0.6
Private households	37.2	38.5	37.7	37.0	38.6
Public authorities	0.2	0.2	0.3	0.3	0.4
Real estate and rentals	4.1	4.0	3.6	3.7	4.0
Retail and wholesale	1.3	1.2	1.3	1.2	1.2
Services	1.5	1.5	1.4	1.5	1.7
Transport, storage and communication	0.4	0.4	0.6	0.5	0.6
Other	0.3	0.2	0.2	0.2	0.2
Total domestic	49.4	50.1	49.0	48.6	50.6
Foreign
Banks	3.8	3.6	4.8	3.9	3.9
Construction	0.2	0.3	0.2	0.2	0.2
Electricity, gas and water supply	0.2	0.2	0.2	0.2	0.2
Financial services	18.1	17.3	16.9	17.5	15.7
Food and beverages	0.2	0.0	0.0	0.0	0.0
Hotels and restaurants	0.1	0.1	0.1	0.4	0.1
Manufacturing	0.2	0.3	0.5	0.5	0.5
Mining	0.1	0.2	0.2	0.3	0.3
Private households	20.0	20.7	20.3	20.1	19.5
Public authorities	0.0	0.1	0.4	0.7	0.8
Real estate and rentals	0.9	0.7	0.9	0.9	0.6
Retail and wholesale	0.9	0.7	0.8	0.8	0.7
Services	4.9	4.7	4.8	5.0	6.1
Transport, storage and communication	0.5	0.7	0.6	0.6	0.8
Other	0.2	0.2	0.2	0.2	0.1
Total foreign	50.6	49.9	51.0	51.4	49.4
Total gross	100.0	100.0	100.0	100.0	100.0

UBS AG consolidated supplemental disclosures required under SEC regulations

Loans and advances to banks and customers – mortgages (gross)

The table below provides more information about UBS AG’s mortgage portfolio by client domicile and type of mortgage. Mortgages are included in the industry categories in the tables on the previous pages.

USD million	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Mortgages
Domestic	169,227	150,284	145,464	145,276	139,558
Foreign	30,786	27,970	24,771	22,092	19,573
Total gross mortgages	200,013	178,254	170,235	167,367	159,130

Mortgages
Residential	176,884	158,333	150,999	148,167	139,711
Commercial	23,128	19,922	19,236	19,201	19,419
Total gross mortgages	200,013	178,254	170,235	167,367	159,130

Loans and advances to banks and customers – maturity profile (gross)

The table below provides the maturity profile of loans and advances to banks and customers. The maturity information presented does not consider any early redemption features.

USD million	Within 1 year	1 to 5 years	Over 5 years	Total
Domestic
Banks	288	0	0	289
Mortgages	58,965	71,496	38,765	169,227
Other loans	15,122	9,530	2,318	26,970
Total domestic	74,376	81,026	41,083	196,485
Foreign
Banks	14,893	156	23	15,071
Mortgages	4,733	6,125	19,928	30,786
Other loans	139,772	14,136	1,146	155,055
Total foreign	159,398	20,417	21,097	200,912
Total gross	233,774	101,443	62,180	397,397

As of 31 December 2020, total loans and advances to banks and customers granted at fixed and floating interest rates were as follows:

USD million	Within 1 year	1 to 5 years	Over 5 years	Total
Fixed-rate loans	139,286	73,205	46,626	259,117
Adjustable or floating-rate loans	94,488	28,239	15,553	138,280
Total	233,774	101,443	62,180	397,397

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

Refer to “Credit policies for distressed assets” in the “Risk management and control” section of this report for comprehensive information about UBS AG’s distressed asset definitions, of which non-performing is a component. Also, refer to Note 1 and Note 20 in the “Consolidated financial statements” section of this report for more information about the various risk factors that are considered to be indicative of credit impairment.

The table below provides UBS AG’s non-performing loans and advances to banks and customers.

USD million	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Non-performing loans and advances to banks and customers:
Domestic	1,782	1,471	1,548	1,374	1,497
Foreign	1,395	994	871	776	859
Total non-performing loans and advances to banks and customers	3,176	2,466	2,419	2,150	2,357

USD million	31.12.20	31.12.19	31.12.18	31.12.17	31.12.16
Gross interest income not collected on non-performing loans and advances to banks and customers:[1]
Domestic	11	12	12	8	5
Foreign	9	14	36	25	22
Interest income included in Net profit for non-performing loans and advances to banks and customers:
Domestic	18	20	20	32	36
Foreign	10	21	15	6	10

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

Gross interest income not collected that relates to restructured non-performing loans and advances to banks and customers was not material to the results of operations in 2020, 2019, 2018, 2017 or 2016.

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

The following tables list those countries for which cross-border outstandings exceeded 0.75% of total IFRS assets at 31 December 2020, 2019 and 2018. As of 31 December 2020, there were no outstandings that exceeded 0.75% of total IFRS assets in any country currently facing debt restructuring or liquidity problems that UBS AG expects would materially affect the country’s ability to service its obligations. Aggregate country risk exposures are monitored and reported on an ongoing basis. The internal risk view is not directly comparable to the cross-border outstandings in the table below due to different approaches to netting, differing trade populations and differing approach to allocation of exposures to countries. For more information about the country framework within risk control, refer to the “Risk management and control” section of this report.

	31.12.20
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1,2]
USA	12,798	106,734	33,764	153,296	13.6	17,922
UK	3,407	42,382	4,851	50,640	4.5	3,168
Japan	8,409	3,655	5,081	17,146	1.5	36
Germany	1,085	4,889	11,626	17,600	1.6	920
Hong Kong	514	18,054	247	18,815	1.7	1,541
France	390	10,453	672	11,514	1.0	3,765
Singapore	202	5,722	2,831	8,755	0.8	454

	31.12.19
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1,2]
USA	14,615	102,070	11,501	128,187	13.2	14,230
UK	1,828	47,357	4,095	53,280	5.5	2,604
Japan	5,109	2,855	8,283	16,247	1.7	20
Germany	595	3,235	6,374	10,203	1.0	617
Hong Kong	469	19,186	117	19,771	2.0	491
France	1,964	6,747	719	9,430	1.0	1,390

	31.12.18
USD million, except where indicated	Banks	Private sector	Public sector	Total outstandings	% of total assets	Guarantees and commitments[1,2]
USA	20,142	95,274	16,135	131,551	13.7	17,269
UK	2,455	50,248	2,839	55,543	5.8	3,739
Japan	13,863	2,726	6,135	22,724	2.4	56
Germany	1,082	5,182	13,405	19,669	2.1	845
Hong Kong	1,132	15,388	125	16,645	1.7	590
France	2,404	5,503	393	8,299	0.9	1,663

1 Includes irrevocable forward starting transactions (reverse repurchase agreements and securities borrowing agreements).    2 Starting with the fourth quarter of 2020, the notional values associated with derivative loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are presented together with notional values related to derivative instruments. The presentation of prior periods has been aligned to ensure comparability. The fair values of these instruments continue to be presented within derivative instruments.

Summary of movements in expected credit loss allowances and provisions

The following table provides more information about the movements in ECL allowances and provisions. Refer to “Credit risk” in the “Risk management and control” section of this report for more information.

USD million	31.12.20	31.12.19	31.12.18	31.12.17[1]	31.12.16[1]
Balance at beginning of year	1,029[2]	1,054[2]	1,146[2]	642	726
Domestic
Write-offs
Banks	0	(1)	0	0	0
Construction	(2)	(4)	(9)	(5)	(1)
Electricity, gas and water supply	0	(2)	(1)	0	0
Financial services	(36)	(1)	(4)	(3)	(3)
Hotels and restaurants	(6)	(7)	0	0	0
Manufacturing	(19)	(5)	(3)	(2)	(7)
Private households	(19)	(15)	(22)	(18)	(20)
Real estate and rentals	0	(2)	0	0	0
Retail and wholesale	(3)	(4)	(3)	(11)	(10)
Services	(2)	(3)	(4)	(11)	(3)
Transport, storage and communications	0	0	(4)	(3)	(4)
Total gross domestic write-offs	(88)	(44)	(51)	(53)	(49)
Foreign
Write-offs
Banks	0	(1)	0	0	0
Construction	0	0	0	(1)	0
Financial services	(23)	(4)	(4)	(24)	(4)
Manufacturing	(10)	(25)	(78)	0	(21)
Mining	(143)	(1)	(5)	(17)	(24)
Private households	(15)	(6)	(6)	(22)	(8)
Real estate and rentals	(15)	(2)	0	0	0
Retail and wholesale	(51)	(10)	(1)	0	0
Services	(4)	(10)	(10)	(4)	(16)
Transport, storage and communications	(8)	(2)	(36)	0	(20)
Other	0	(37)	(18)	0	0
Total gross foreign write-offs	(267)	(98)	(158)	(68)	(94)
Total usage of ECL provisions	0	0	0	0	0
Total write-offs / usage of ECL provisions	(356)	(142)	(210)	(121)	(143)
Recoveries
Domestic	9	9	9	19	11
Foreign	0	3	0	1	11
Total recoveries	9	13	9	20	22
Total net write-offs / usage of ECL provisions	(346)	(130)	(201)	(101)	(121)
Increase / (decrease) in ECL allowances and provisions recognized in the income statement	694	78	118	128	31
Increase / (decrease) in ECL collective allowances recognized in the income statement	0	0	0	3	7
Foreign currency translation	75	8	(9)	21	(12)
Other	17	19	0	38	12
Balance at end of year[3]	1,468	1,029	1,054	731	642

1 Information is presented under IAS 39 requirements.    2 Includes stage 1 and stage 2 expected credit losses and additional stage 3 expected credit losses. Refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of this report for more information about IFRS 9.    3 Includes ECL allowances for receivables from securities financing transactions.

UBS AG consolidated supplemental disclosures required under SEC regulations

Allocation of the expected credit loss allowances and provisions

The following table provides a breakdown of ECL allowances and provisions by industry sector and geographic location.

USD million	31.12.20	31.12.19	31.12.18	31.12.17[1]	31.12.16[1]
Domestic
Banks	9	3	4	3	3
Chemicals	15	13	14	0	0
Construction	21	14	14	16	17
Electricity, gas and water supply	0	0	2	3	1
Financial services	26	40	36	23	12
Food and beverages	15	8	10	0	0
Hotels and restaurants	6	12	12	9	10
Manufacturing	119	86	75	58	59
Private households	208	150	180	46	45
Public authorities	1	1	1	0	0
Real estate and rentals	84	22	23	11	11
Retail and wholesale	70	92	94	76	66
Services	38	34	30	25	28
Transport, storage and communication	3	5	18	13	15
Other	3	2	2	0	0
Total domestic ECL-specific allowances	620	482	515	285	268
Foreign
Banks	8	3	5	0	0
Chemicals	0	1	0	0	0
Construction	1	2	0	0	1
Electricity, gas and water supply	3	0	0	0	0
Financial services	153	54	49	42	63
Hotels and restaurants	12	0	0	0	0
Manufacturing	9	10	28	85	7
Mining	17	55	26	52	30
Private households	151	139	154	39	58
Public authorities	6	6	8	11	11
Real estate and rentals	51	25	38	24	2
Retail and wholesale	106	78	87	85	78
Services	36	22	23	23	17
Transport, storage and communication	32	35	3	39	40
Other	3	3	1	0	0
Total foreign ECL-specific allowances	590	433	422	399	309
ECL collective allowances	2	0	0	13	11
ECL provisions	257	114	116	34	54
Total ECL allowances and provisions	1,468	1,029	1,054	731	642
1 Information is presented under IAS 39 requirements.

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Calculation	Information content
Invested assets (USD and CHF) – GWM, P&C, AM

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Client assets (USD and CHF) – GWM, P&C	Calculated as the sum of invested assets and other assets held purely for transactional purposes or custody only.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes, including other assets held purely for transactional purposes or custody only.

Recurring income (USD) – GWM	Calculated as the total of net interest income and recurring net fee income.	This measure provides information about the amount of recurring net interest and fee income.
Recurring net fee income (USD and CHF) – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts (as well as credit card fees for GWM).

This measure provides information about the amount of recurring net fee income.
Transaction-based income (USD and CHF) – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions (and credit card fees for P&C), together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or release.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – GWM, AM	Calculated as operating income before credit loss expense or release (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or release of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – GWM, AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Business volume for Personal Banking (CHF) – P&C	Calculated as the sum of client assets and loans.	This measure provides information about the volume of client assets and loans.
Net new business volume for Personal Banking (CHF) – P&C	Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable).	This measure provides information about the business volume as a result of net new business volume flows during a specific period.
Net new business volume growth for Personal Banking (%) – P&C

Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.

This measure provides information about the growth of the business volume as a result of net new business volume flows during a specific period.

Appendix

APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth in comparison with the prior period.
Recurring income as a percentage of income (%) – GWM	Calculated as net interest income and recurring net fee income divided by operating income before credit loss expense or release.	This measure provides information about the proportion of recurring income in operating income.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Loan penetration (%) – GWM	Calculated as loans divided by invested assets.	This measure provides information about the loan volume in relation to invested assets.
Mandate penetration (%) – GWM	Calculated as mandate volume divided by invested assets.	This measure provides information about mandate volume in relation to invested assets.
Net new mandates (USD) – GWM	Calculated as the sum of the net amount of mandate inflows and outflows during a specific period.

This measure provides information about the development of assets related to mandates during a specific period as a result of net new mandate flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees.

Net new money (USD) – GWM, AM	Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees.

Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – GWM, P&C	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Secured loan portfolio as a percentage of total loan portfolio, gross (%) – P&C	Calculated as secured loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of secured loan portfolio in the total gross loan portfolio.

APM label	Calculation	Information content
Active Digital Banking clients in Personal Banking (%) – P&C

Calculated as the number of clients (within the meaning of numbers of unique business relationships operated by Personal Banking), excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities, who have logged on at least once within the past month divided by the total number of clients (within the aforementioned meaning).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Digital Banking clients in Corporate & Institutional Clients (%) – P&C

Calculated as the number of clients (within the meaning of numbers of unique business relationships or legal entities operated by Corporate & Institutional Clients), excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities, which have logged on at least once within the past month divided by the total number of clients (within the aforementioned meaning).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Mobile Banking log-in share in Personal Banking (%) – P&C	Calculated as the number of Mobile Banking app log-ins divided by total log-ins via E-Banking and the Mobile Banking app in Personal Banking.	This measure provides information about the proportion of Mobile Banking app log-ins in the total number of log-ins via E-Banking and the Mobile Banking app in Personal Banking.

1  Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

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

CGU                cash-generating unit

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

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EGM               Extraordinary General Meeting of shareholders

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

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

ESR                  environmental and social risk

EVE                  economic value of equity

EY                    Ernst & Young Ltd

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

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GCRG             Group Compliance, Regulatory & Governance

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GHG               greenhouse gas

GIA                 Group Internal Audit

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

LoD                 lines of defense

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NII                   net interest income

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

ORF                 operational risk framework

OTC                over-the-counter

P

PD                   probability of default

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

R

RBA                 role-based allowance

RBC                 risk-based capital

RbM                risk-based monitoring

REIT                 real estate investment trust

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

rTSR                relative total shareholder return

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Appendix

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

SI                     sustainable investing or

                        sustainable investments

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entities

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCFD               Task Force on Climate-related Financial Disclosures

TLAC               total loss-absorbing capacity

U

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, capital and funding, and balance sheet management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides a translation into German of selected sections of our Annual Report.

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

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in .pdf format at ubs.com/investors, under “Financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission (the SEC); information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Playbacks of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (the SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our businesses, which include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID‑19 pandemic; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK’s exit from the EU; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xxi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2020. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

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

P.O. Box

CH-8098 Zurich

ubs.com