Form 20-F
period 2021-12-31
UBS Group AG; UBS AG
filed 2022-03-07
CIK 1610520, 1114446

1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM
20-F

(Mark One)

☐

REGISTRATION

STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☑

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2021
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
Bahnhofstrasse 45
,
CH-8001
Zurich
, Switzerland

(Address of Principal Executive Office)
UBS AG
Bahnhofstrasse 45
,
CH-8001
Zurich
,
Switzerland

and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Address of Principal Executive Offices)

David Kelly
600 Washington

Boulevard
Stamford, CT

06901
Telephone: (
203
)
719 3000
(Name, Telephone,

E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Please see page 3.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Please see page 3.
Securities for which there is a reporting obligation pursuant to Section 15(d)

of the Act:
Please see page 3.

Indicate the number of outstanding shares of each of each issuer’s classes of capital or common stock as of 31 December 2021:

UBS Group AG
Ordinary shares, par value CHF 0.10 per share:

3,702,422,995

ordinary shares
(including 302,815,328 treasury shares)
UBS AG
Ordinary shares, par value CHF 0.10 per share:
3,858,408,466

ordinary shares
(none of which are treasury shares)

Indicate by check mark if the registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.

UBS Group AG
Yes ☐

No
☑

UBS AG
Yes ☐

No
☑

If this report is an annual or transition report, indicate by check mark if the registrants are not required to file reports pursuant
to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐

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

No ☐

Indicate by check mark whether the registrants have submitted electronically every Interactive Data File required to be
submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such
shorter period that the registrants were required to submit such files).

Yes

☑

No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer,

or a non-accelerated filer or an
emerging growth company.

See definition of “accelerated filer and large accelerated filer” and

“emerging growth company” in
Rule 12b-2 of the Exchange Act.

(Check One):

UBS Group AG

Large accelerated filer
☑

Accelerated filer ☐

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

No ☐

UBS AG
Yes
☑

No ☐

Indicate by check mark which basis of accounting the registrants have used to prepare the financial statements included in this
filing.

U.S. GAAP ☐

International Financial Reporting Standards
as issued by the International Accounting
Standards Board

☑

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the
registrants have elected to follow.

Item 17 ☐

Item 18 ☐

If this is an annual report, indicate by check mark whether the registrants are shell companies

(as defined in Rule 12b-2 of the
Exchange Act)

Yes ☐

No
☑

Securities registered or to be registered

pursuant to Section 12(b) of the Act:
UBS Group AG
Title of each class Trading
symbol(s)
Name of each
exchange on
which registered
Ordinary Shares (par value of CHF 0.10 each)

UBS
New York

Stock
Exchange
UBS AG
Title of each class Trading
symbol(s)
Name of each
exchange on
which registered
ETRACS Alerian Midstream Energy Index ETN due June 21, 2050 AMNA NYSE Arca
ETRACS Alerian Midstream Energy High Dividend Index

ETN due July 19, 2050
AMND NYSE Arca
ETRACS Alerian Midstream Energy Total

Return Index ETN due October 20, 2050
AMTR NYSE Arca
ETRACS Alerian MLP Index ETN Series B due July 18, 2042 AMUB NYSE Arca
ETRACS Quarterly Pay 1.5x Leveraged MVIS BDC Index ETN due June 10,

2050
BDCX NYSE Arca
E-TRACS MVIS Business Development Companies Index ETN due

April 26, 2041
BDCZ NYSE Arca
ETRACS Monthly Pay 1.5x Leveraged Closed-End Fund Index

ETN due June 10, 2050
CEFD NYSE Arca
E-TRACS Bloomberg Commodity Index Total

Return Series B due October 31, 2039
DJCB NYSE Arca
ETRACS 2x Leveraged MSCI USA ESG Focus TR ETN due September 15,

2061
ESUS NYSE Arca
UBS AG FI Enhanced Large Cap Growth ETN due

June 19, 2024
FBGX NYSE Arca
ETRACS 2x Leveraged IFED Invest with the Fed TR Index ETN due September

15, 2061
FEDL NYSE Arca
UBS AG FI Enhanced Europe 50 ETN due February 12, 2026 FIEE NYSE Arca
UBS AG FI Enhanced Global High Yield

ETN due March 3, 2026
FIHD NYSE Arca
ETRACS Monthly Pay 2xLeveraged US High Dividend Low Volatility

ETN Series B due
October 21, 2049
HDLB NYSE Arca
ETRACS IFED Invest with the Fed TR Index ETN due September 15,

2061
IFED NYSE Arca
ETRACS 2x Leveraged US Value

Factor TR ETN due February 9, 2051
IWDL NYSE Arca
ETRACS 2x Leveraged US Growth Factor TR ETN due February 9, 2051 IWFL NYSE Arca
ETRACS 2x Leveraged US Size Factor TR ETN due February 9, 2051 IWML NYSE Arca
E-TRACS Alerian MLP Infrastructure Index Series B due April 2, 2040 MLPB NYSE Arca
ETRACS Quarterly Pay 1.5x Leveraged Alerian MLP Index ETN due

June 10, 2050
MLPR NYSE Arca
ETRACS 2x Leveraged MSCI US Momentum Factor TR ETN due February

9, 2051
MTUL NYSE Arca
ETRACS Monthly Pay 1.5x Leveraged Mortgage REIT ETN due June 10, 2050 MVRL NYSE Arca
ETRACS Monthly Pay 2xLeveraged Preferred Stock ETN due September

25, 2048
PFFL NYSE Arca
ETRACS Linked to the NYSE® Pickens Core Midstream Index due August 20,

2048
PYPE NYSE Arca
ETRACS 2x Leveraged MSCI US Quality Factor TR ETN due February

9, 2051
QULL NYSE Arca
ETRACS 2x Leveraged US Dividend Factor TR ETN due February

9, 2051
SCDL NYSE Arca
ETRACS Monthly Pay 2xLeveraged US Small Cap High Dividend

ETN Series B due
November 10, 2048
SMHB NYSE Arca
E-TRACS CMCI Total Return

ETN Series B due April 5, 2038
UCIB NYSE Arca
ETRACS 2x Leveraged MSCI US Minimum Volatility

Factor TR ETN due February 9, 2051
USML NYSE Arca
Securities registered or to be registered

pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation

pursuant to Section 15(d) of the Act:

None

Cautionary Statement: Refer to the
Cautionary Statement Regarding Forward

-Looking Statements

section in the Annual
Report 2021 (page 586).

Cross-reference table

Set forth below are the respective items of SEC Form 20-F,

and the locations in this document where the corresponding
information can be found.

●

Annual Report

refers to the Annual Report 2021 of UBS Group AG and UBS AG annexed hereto, which forms an
integral part hereof.

●

Supplement
refers to certain supplemental information contained in this forepart of the Form 20-F,

starting on page
10 following the cross-reference table.

●

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

Form 20-F item

Response or location in this filing
Item 1
.

Identity of Directors,
Senior Management and
Advisors.
Not applicable.
Item 2
.

Offer Statistics and
Expected Timetable.
Not applicable.
Item 3.

Key Information
B – Capitalization and
Indebtedness.
Not applicable.
C – Reasons for the Offer and
Use of Proceeds.
Not applicable.
D – Risk Factors. Annual Report,

Risk factors
(63-73).
Item 4
.

Information on the Company.
A – History and Development of
the Company
1-3: Annual Report, Corporate information and Contacts (6). The registrants' agent is
David Kelly, 600 Washington

Boulevard, Stamford, CT

06901.
4: Annual Report, Our evolution (14); Our strategy (16-19); Our businesses (21-32);
Note 30 to each set of Financial Statements ( Changes in organization and acquisitions and disposals of subsidiaries and businesses ) (396 and 528)
5-6: Refer to our management discussion and analysis for a description of material acquisitions and divestitures in Annual Report, Our businesses (21-32), as applicable,
Note 12 to each set of Financial Statements (
Property,

equipment and software)

(324
and 455) and Note 30 to each set of Financial Statements ( Changes in organization and acquisitions and disposals of subsidiaries and businesses ) (396 and 528).
7: Nothing to disclose.
8: Annual Report, Information sources

(585).
B – Business Overview. 1, 2 and 5: Annual Report, Our strategy, business model and environment

(16-73), Note
2a to each set of Financial Statements ( Segment reporting) (308-309 and 439-440) and
Note 2b to each set of Financial Statements (
Segment reporting by geographic location

)
(310 and 441). See also Supplement (10).
3: Annual Report, Seasonal characteristics (82).
4: Not applicable.
6: None.
7: Information as to the basis for these statements normally accompanies the statements,
except where marked in the report as a statement based upon publicly available
information or internal estimates, as applicable.

Annual Report,
Our businesses (21-32),
as applicable.
8: Annual Report, Regulation and supervision (56-58) and

Regulatory and legal
developments

(59-62).
Supplement (11).

C – Organizational Structure. Annual Report, Our evolution
(14)

and
Note 29 to each set of Financial Statements
( Interests in subsidiaries and other entities) (391-395 and 523-527).
D – Property, Plant and
Equipment.
Annual Report,
Property, plant and

equipment
(558 and 570) , Note 1, 7) to each set of
Financial Statements (
Summary of material accounting policies: Property,

equipment and
software ) (305 and 436), Note 12 to each set of Financial Statements ( Property, equipment and software)

(324 and 455).
Information required by SEC
Regulation S-K Part 1400
Annual Report,
Information required

under SEC regulation S-K: Subpart 1400
(559-564
and 571-577), Loss history statistics (130), and Note 9 to each set of Financial Statements
(
Financial Statements at amortized cost and other positions in scope of expected credit
loss measurement)

(317-321 and 448-452).
Item 4A
.

Unresolved Staff
Comments.
None.
Item 5
.

Operating and Financial Review and Prospects.
A – Operating Results. 1: Annual Report, Our key figures (8),

UBS AG consolidated key figures
(404) , Targets,
aspirations and capital guidance (20), Our businesses (21-32), Group performance (77-
83), financial and operating performance by business division and Group Functions (84-
95), Note 2a to each set of Financial Statements ( Segment reporting)
(308-309

and 439-
440), and

Selected financial data
(554-557 and 566-569).
2: Not applicable
3: Annual Report, Risk factors (63-73), Capital management (151-168), Currency
Management (182) and Note 26 to each set of Financial Statements ( Hedge Accounting)
(373-376

and 505-508).
4: Annual Report, Our environment (33-37), Regulation and supervision (56-58),
Regulatory and legal developments (59-62), Accounting and financial reporting

(76),
Note 1b to each set of Financial Statements ( Changes in accounting policies, comparability and other adjustments ) (307 and 438).
A discussion on the results for the year 2020 compared with 2019 can be found on UBS
annual report 2020 filed with the SEC in Form 20-F on March 5, 2021, under Financial and operating performance and under Financial statements

of UBS Group AG and UBS
AG.

B – Liquidity and Capital
Resources.
1: Annual Report, Risk factors (63-73) , Group performance (77-83) , financial and operating performance by business division and Group

Functions (84-95),
Seasonal
characteristics

(82),
Interest rate risk in the banking book

(135-138),
Capital, liquidity
and funding, and balance sheet (150-185) , Asset encumbrance (174), Note 23 to each set of Financial Statements ( Restricted and transferred financial assets) (366-368 and 498-
500)

and Note 29(b) to each set of Financial Statements (
Interests in associates and joint
ventures ) (393 and 525).
2: Annual Report, Capital, liquidity and funding, and balance sheet (150-185),

Currency
Management (182), Note 10 to each set of Financial Statements ( Derivative instruments)
(322-323

and 453-454), Note 11 to each set of Financial

Statements (
Financial assets
measured at fair value through

other comprehensive income
) (324 and 455), Note 15 to
each set of Financial Statements ( Amounts due to banks and customer deposits, and
Amounts due to banks, customer deposits,

and funding from UBS Group

AG
,
respectively ) (327 and 458), Note 16 to each set of Financial Statements ( Debt issued designated at fair value) (328 and 459), Note 17 to each set of Financial Statements
( Debt issued measured at amortized cost ) (329 and 460), and Note 26 to each set of
Financial Statements ( Hedge Accounting ) (373-376 and 505-508).
3:

Annual Report,
Material cash requirements

(180),
Liquidity and funding management
(169-172), Note 24 to each set of Financial Statements ( Maturity analysis of financial liabilities ) (369 and 501), and Note 12 to each set of Financial Statements ( Property, equipment and software)

(324 and 455).
Liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. While we believe our 'working capital' is sufficient for the
company's present requirements, it is our opinion that, as a bank, our liquidity coverage
ratio (LCR) is the more relevant measure. For more information see, Annual

Report,
Liquidity coverage ratio

(171).

C—Research and Development,
Patents and Licenses, etc.
Not applicable.
D—Trend Information.

Annual Report, Our businesses (21-32), Our environment (33-37), Regulatory and legal developments

(59-62),
Risk factors (63-73), Financial and operating performance

(76-
95) and
Top and emerging

risks
(102).
E—Critical Accounting
Estimates
Not applicable.
Item 6.

Directors, Senior Management and Employees.
A – Directors and Senior
Management.
1, 2 and 3: Annual Report, Board of Directors (199-215) and Group Executive Board
(216-222).
4, 5: None.
B – Compensation. 1: Annual Report, Compensation (227-272), Note 1a, 4) to each set of Financial
Statements (
Share-based and other deferred

compensation plans
) (303 and 434), Note 28
to each set of Financial Statements ( Employee benefits: variable compensation)

(387-390
and 519-522) and Note 31 to each set of Financial Statements ( Related parties) (397-398 and 529-531).
2: Annual Report, Compensation (227-272), Note 27 to each set of Financial Statements
( Post-employment benefit plans)
(377-386

and 509-518).
C – Board practices. 1: Annual Report, Board of Directors (199-215). The term of office for members of the
Board of Directors and its Chairman expires after completion of the next

Annual General
Meeting. The next Annual General Meeting is scheduled on 6 April 2022.
2: Annual Report, Compensation (227-272), Clauses on change of control

(223), and
Note 31 to each set of Financial Statements ( Related parties ) (397-398 and 529-531).
3: Annual Report, Audit Committee

(209)

and
Compensation Committee (210).
Refer to the Supplement (15) for information on UBS AG's Board of Directors' executive sessions.
D—Employees.

Annual Report,

Employees
(44-46), and Selected financial data
(554-557 and 566-569).

During 2021, business-aligned operations were moved from Group

Functions into the
respective business divisions, resulting in a shift of personnel from Group

Functions to
the business divisions. Comparative figures have been restated accordingly for both UBS
Group AG and UBS AG on the tables below.

UBS group AG (consolidated) personnel by business division and Group Functions:

As of
Full-time equivalents 31.12.21 31.12.20 31.12.19
Personnel (full-time equivalents) 71,385 71,551 68,601
Global Wealth Management 24,093 24,200 25,067
Personal & Corporate Banking 5,791 6,021 6,022
Asset Management 2,693 2,642 2,582
Investment Bank 7,665 7,552 7,423
Group Functions 31,144 31,136 27,507

UBS AG (consolidated) personnel by business division and Group Functions:

As of
Full-time equivalents 31.12.21 31.12.20 31.12.19
Personnel (full-time equivalents) 47,067 47,546 47,005
Global Wealth Management 22,986 23,039 23,982
Personal & Corporate Banking 4,993 5,131 5,156
Asset Management 2,375 2,351 2,314
Investment Bank 5,854 5,713 5,672
Group Functions 10,859 11,312 9,880

E—Share Ownership. 1 and 2: Annual Report, Compensation (227-272), Note 28 to each set of Financial
Statements ( Employee benefits: variable compensation ) (387-390 and 519-522) and Note
31b to each set of Financial Statements ( Equity holdings of key management personnel )
(397

and 529).

Item 7.

Major Shareholders and Related Party Transactions.
A—Major Shareholders.

Annual Report, Group structure and shareholders (191),

Share capital structure

(192-
196)

and

Voting

rights, restrictions and representation
(197).

The number of shares of UBS Group AG held by the respective shareholders listed on page 191 of the Annual Report registered in the UBS share register with 3% or more of
total share capital as of 31 December 2021 is as follows:

Shareholder Number of shares held
Chase Nominees Ltd., London 329,276,739
DTC (Cede & Co.), New York 214,183,469
Nortrust Nominees Ltd., London 177,762,902

According to the mandatory FMIA disclosure notifications filed with UBS Group

AG and
SIX, the following entities disclosed holding of more than 3% of the total share capital of
UBS Group AG, with the following number of shares:

Shareholder Number of shares held
Norges Bank, Oslo on 24 July 2019 115,997,262
BlackRock Inc., New York

on 26 May 2020
181,261,629
Artisan Partners Limited Partnership,
Milwaukee on 18 November 2020
121,591,630
Massachusetts Financial Services Company,

on
22 June 2021
116,145,996
Dodge & Cox International Stock Fund, on 24
January 2022
111,816,261

The number of shares of UBS AG held by UBS Group AG as of 31 December 2021 was
3,858,408,466 shares.

B—Related Party Transactions.

Annual Report, Loans granted to GEB members (270) , Loans granted to BoD members
(270)   and   Note 31 to each set of Financial Statements ( Related parties )   (397-398 and
529-531).
C—Interests of Experts and
Counsel.

Not applicable.
Item 8
.

Financial Information.
A—Consolidated Statements
and Other Financial
Information.

1, 2, 3, 4, 6: Please see Item 18 of this Form 20-F.

5: Not applicable.
7: Information on material legal and regulatory proceedings is in Note 18 to each set of
Financial Statements ( Provisions and contingent liabilities
) (330-335

and 461-466).

For developments during the year, please see also the

note
Provisions and contingent
liabilities

in the Consolidated Financial Statements section in our respective quarterly
reports for the First, Second and Third Quarters 2021, filed on Forms 6-K dated April 27,
2021 (UBS Group AG) and April 30, 2021 (UBS AG), July 20, 2021 (UBS Group

AG)
and July 23, 2021 (UBS AG) and October 26, 2021 (UBS Group AG) and October

29,
2021 (UBS AG), respectively; as well as the Provisions and contingent liabilities section
in the Fourth Quarter 2021 Report, filed on Form 6-K dated February

1, 2022. The
disclosures in each such Quarterly Report speak only as of their respective dates.
8: Annual Report,

Letter to Shareholders
( 2-4 ) , Our strategy (16-19), Investors

(43),
Dividend distribution (182) , Distributions to shareholders (195).
B—Significant Changes.

Annual Report, Note 34 to each set of Financial Statements ( Events after the reporting
period )   (400 and 533).
Item 9
.

The Offer and Listing.
A – Offer and Listing Details. 1, 2, 3, 5, 6, 7: Not applicable.
4: Annual Report, Listing of UBS Group AG shares (185).

B—Plan of Distribution. Not applicable.
C—Markets.

Cover page (3).
Annual Report, Listing of UBS Group AG shares

(185),
Shares and participation
certificates (194-195).
D—Selling Shareholders. Not applicable.
E—Dilution.

Not applicable.
F—Expenses of the Issue.

Not applicable.

Item 10
.

Additional Information.
A—Share Capital.

Not applicable.
B—Memorandum and Articles
of Association.
1: Supplement (15).
2: Annual Report, Compensation governance (236-237), Compensation for the Board of
Directors (258-260). Supplement (14-15).
3: Annual Report, Share capital structure (192-196), Shareholders' participation rights
(197-198), Elections and terms of office

(207). Supplement (12-15).
4: Supplement (13).
5: Annual Report, Shareholders' participation rights

(197-198). Supplement (13).
6: Annual Report,
Transferability,

voting rights and nominee registration

(196),
Shareholders' participation rights

(197-198). Supplement (12).
7: Annual Report, Change of control and defense measures

(223).
8: Annual Report, Significant Shareholders (191).
9: Supplement (12-16).
10: Supplement (12-16).
C—Material Contracts.

The Terms & Conditions

of the several series of capital instruments issued to date, and to be issued pursuant to Deferred Capital Contingent Plans, are exhibits 4.1 through 4.21 to
this Form 20-F.

These notes are described under
Swiss SRB total loss-absorbing capacity
framework

on page 152-153 of the Annual Report and
Our deferred compensation plans
on page 252 of the Annual Report.

The Asset Transfer Agreement by which

certain assets and liabilities of UBS AG were
transferred to UBS Switzerland AG is filed as Exhibit 4.22, and is described under
Joint
liability of UBS Switzerland AG

on page 536 of the Annual Report.

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
A current list, in German, French and Italian, of such sanctions can be found at
www.seco-admin.ch . UBS may also be subject to sanctions regulations from other jurisdictions where it operates imposing further restrictions.
E—Taxation.

Supplement (16-18).
F—Dividends and Paying
Agents.

Not applicable.
G—Statement by Experts.

Not applicable.
H—Documents on Display.

UBS files periodic reports and other information with the Securities and Exchange
Commission. You

may read and copy any document that we file with the SEC on the
SEC’s website, www.sec.gov . Much of this information may also be found on the UBS website at www.ubs.com/investors .
I—Subsidiary Information.

Not applicable.
Item 11
.

Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information
About Market Risk.

Annual Report, Market risk (131-139).
(b) Qualitative Information
About Market Risk.

Annual Report, Market risk (131-139).
(c) Interim Periods.

Not applicable.

Item 12.

Description of Securities Other than Equity Securities.
A – Debt Securities
Not applicable.

B – Warrants and

Rights
Not applicable.

C – Other Securities
Not applicable.

D – American Depositary Shares
Not applicable.

Item 13
.

Defaults, Dividend
Arrearages and Delinquencies.
There has been no material default in respect of any indebtedness of UBS or any of its
significant subsidiaries or any arrearages of dividends or any other material delinquency
not cured within 30 days relating to any preferred stock of UBS Group AG or any of its significant subsidiaries.
Item 14.

Material Modifications
to the Rights of Security Holders
and Use of Proceeds.
None.
Item 15.

Controls and Procedures.

(a)

Disclosure Controls and
Procedures
Annual Report, US disclosure requirements (226), and Exhibit 12 to this Form 20-F.
(b) Management’s Annual
Report on Internal Control over
Financial Reporting
Annual Report,
Management’s

report on internal control

over financial reporting

(276
and 406).
(c) Attestation Report of the
Registered Public Accounting
Firm
Annual Report,
Report of Independent Registered Public Accounting

Firm
(277

and 407).
(d) Changes in Internal Control
over Financial Reporting
None.
Item 16A.

Audit Committee
Financial Expert.
Annual Report, Audit Committee (209) and
Differences from corporate

governance
standards relevant

to US-listed companies
(190).
All Audit Committee members have accounting or related financial management expertise and, in compliance with the rules established pursuant to the US Sarbanes-
Oxley Act of 2002, at least one member, the Chairperson

Jeremy Anderson, qualifies as a
financial expert.
Item 16B.

Code of Ethics. Annual Report, Code of Conduct and Ethics (48) UBS's Code of Conduct and Ethics
("the Code") is published on our website under https://www.ubs.com/code .The UBS
Code of Business Conduct does not include a waiver option, and no waiver from any
provision of the Code was granted to any employee in 2021.
Item 16C.

Principal Accountant
Fees and Services.
Annual Report, Auditors

(224-225).
None of the non-audit services so disclosed were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D.

Exemptions from the
Listing Standards for Audit
Committees.
Not applicable.
Item 16E.

Purchases of Equity
Securities by the Issuer and
Affiliated Purchasers.
Annual Report, Holding of UBS Group AG shares

(184).
UBS Group AG completed on 2 February 2021 its three-year share repurchase program
launched in March 2018. As announced on 26 January 2021, UBS Group AG launched in
February 2021 a new three-year share repurchase program of up to CHF 4 billion until
the 2024 AGM. Further, UBS announced on

February 1, 2022 its intention to commence
a new 2022 repurchase program of up to USD 6 billion over two years,

and expects to
execute up to USD 5 billion of share repurchases under both the existing 2021 and the
new 2022 share buyback program by the end of 2022.
Item 16F.

Changes in
Registrant’s Certifying
Accountant.
Not applicable.
Item 16G.

Corporate
Governance.
Annual Report,

Differences from corporate

governance standards relevant

to US-listed
companies

(190).
Item 16H. Mine Safety
Disclosure.
Not applicable.
Item 16I. Disclosure Regarding
Foreign Jurisdictions that
Prevent Inspections
Not applicable.
Item 17.

Financial Statements. Not applicable.
Item 18.

Financial Statements.
Annual Report, Financial statements (273-546), Significant regulated subsidiary and sub-group information (547-549) and Additional regulatory information

(551-576).
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
2021 10.7 2.9 4.0 1.9 0.0 19.4
2020 9.0 2.7 3.6 1.7 0.0 17.0
2019 9.1
2.2

3.4

1.6

0.1

16.4

Personal &
Corporate Banking
2021 0.0 0.0 0.0 4.3 0.0 4.3
2020
0.0

0.0

0.0

3.7

0.0

3.7

2019
0.0

0.0

0.0

3.7

0.0

3.7

Asset Management
2021 0.6 0.5 0.5 0.8 0.0 2.6
2020 0.7 0.5 0.5 0.7 0.6 3.0
2019
0.5

0.4

0.4

0.6

(0.0)
1.9

Investment Bank
2021 3.2 3.0 2.5 0.8 (0.0) 9.5
2020 3.3 2.7 2.4 0.8 0.0 9.2
2019 2.5 2.1 2.0 0.7 (0.0) 7.3
Group Functions
2021 0.0 0.0 0.0 0.0 (0.4) (0.4)
2020 0.0 0.0 0.0 0.0 (0.5) (0.5)
2019
0.0

0.0

0.0

0.0

(0.4) (0.4)
Group
2021 14.5 6.5 7.0 7.9 (0.3) 35.5
2020 13.0 6.0 6.5 6.9 0.1 32.4
2019 12.0 4.7 5.8 6.7 (0.3)
28.9

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

Swiss law. In 2021, the gross revenues

for this UN-
related account were approximately USD 19,034.19. We

do not allocate expenses to specific client accounts in a way that enables us to calculate net profits with respect to any individual account. UBS AG intends to continue maintaining this account
pursuant to the conditions it has established with the Swiss Government and consistent with its Group

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

Agreements
under which SERV

purchased all of UBS's remaining receivables under or in connection with Iran

-related export finance
transactions. Hence, the SERV

is the sole beneficiary of said receivables. There was no financial activity involving Iran in
connection with these trade finance arrangements in 2021, and no gross revenue or net profit.

In connection with these trade finance arrangements, UBS has maintained one existing account relationship with an Iranian
bank.

This account was established prior to the US designation of this bank and maintained due to the existing trade finance
arrangements.

In 2007, following the designation of the bank pursuant to sanctions issued by the US, UN and

Switzerland, the
account was blocked under Swiss law and remained subject to blocking requirements until January 2016. Client assets as of 31
December 2021 were CHF 3,097.40. There have been no transactions involving this account. The gross revenues to report for
2021 are CHF 2.35.

From August to December 2021, UBS processed six payments in connection with Iran under an international program
designed to provide equitable access to COVID-19 vaccines, and UBS anticipates that such activity may continue, There were
no revenues or profits associated with these transactions. In addition,

two payments were received by UBS under the same
international program in January and June 2021.

Item 10.

Additional Information.
B—Memorandum and Articles of Association.

Please see the Articles of Association of UBS Group AG and of UBS AG (Exhibits

1.1 and 1.2, respectively,

to this Form 20-
F) and the Organization Regulations of UBS Group AG and UBS AG (Exhibit

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

subscription or
preemptive rights in the event of a share issue ( Bezugsrechte ) and preemptive rights in the event of the issuance of equity-
linked securities ( Vorwegzeichnungsrechte ).

Each share carries one vote at our shareholders’ meetings. Voting rights may be exercised only after a shareholder has been
recorded in our share register as a shareholder with voting rights. Registration with voting rights is subject to certain
restrictions. See “Share Register and Transfer

of Shares” below.

The Articles provide that we may elect not to print and deliver certificates in respect of registered shares. Shareholders may,
however, following registration in the

share register, request at any time that we issue a written statement in respect of their
shares; however, the shareholder has no entitlement

to the printing and delivery of share certificates

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

Failing
such registration, the purchaser may not vote at or participate in shareholders’

meetings, but will be entitled to dividends, pre-
emptive and priority subscription rights, and liquidation proceeds.

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

Gazette (
Schweizerisches Handelsamtsblatt ) at
least 20 days prior to such meeting. An invitation will be sent to all registered shareholders.

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

●

Amendments to the Articles (except for the changes requiring a higher quorum as indicated below);
●

Elections of directors, Chairman of the BoD, members of the compensation committee and statutory auditors;
●

Election of the independent proxy;
●

Approval of the management report and the consolidated financial statements;
●

Approval of the annual financial statements and the resolution on the use of the balance sheet profit (declaration of
dividend);
●

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
●

Decisions to discharge directors and management from

liability for matters disclosed to the shareholders’ meeting;
and
●

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

●

A change in our stated purpose in the Articles;
●

The creation of shares with preferential voting rights;
●

A restriction on transferability or registration of shares;
●

An increase in authorized or contingent capital or the creation of reserve capital in accordance with Swiss banking
law;
●

An increase in share capital funded by equity capital, against contribution in kind or to fund acquisitions in kind and
the granting of special privileges;
●

Changes to pre-emptive rights;
●

A change of domicile of the corporation; or
●

Dissolution of the corporation.

Under the Articles, a resolution passed at a shareholders’ meeting with a supermajority of at least two thirds of the votes
represented at such meeting is required to:

●

Change the limits on BoD size in the Articles;
●

Remove one-fourth or more of the members of the BoD; or
●

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
BZX Exchange, Inc.

Net Profits and Dividends

Swiss law requires that at least 5% of the annual net profits of a corporation must be retained as general reserves until these
equal 20% of the corporation’s paid

-up share capital. Any net profits remaining are at the disposal of the shareholders’
meeting, except that, if an annual dividend exceeds 5% of the nominal share capital, then 10% of such excess must be retained
as general reserves, unless such corporation qualifies as a holding company.

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

Board of Directors

Borrowing Power

Neither Swiss law nor the Articles restrict in any way our power to borrow and raise funds, provided that any such borrowing
is entered into on arms’ length terms.

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

The Company
Repurchase of Shares

Swiss law limits a corporation’s ability

to hold or repurchase its own shares. We

and our Swiss subsidiaries may only
repurchase shares if we have sufficient free reserves to pay the purchase price and if the aggregate nominal value of the shares
does not exceed 10% of our nominal share capital. Repurchases for cancellation purposes approved by the shareholders’
meeting are exempted from the 10% threshold. Furthermore, such own shares must be disclosed as negative items in our
shareholders’ equity.

Such shares held by us or our Swiss subsidiaries do not carry any rights to vote at shareholders’ meetings.

Sinking fund provisions
There are no provisions in the Swiss law or in the Articles requiring the company to put resources aside for the exclusive
purpose of redeeming bonds or repurchasing shares.

Registration and Business Purpose

UBS Group AG was incorporated and registered as a corporation limited by shares (
Aktiengesellschaft ) under the laws of
Switzerland. UBS Group AG was entered into the commercial register of

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

UBS AG was incorporated and registered as a corporation limited by shares ( Aktiengesellschaft ) under the laws of Switzerland.
It is entered into the commercial registers of Canton Zurich and Canton

Basel-City under the registration number CHE-
101.329.561 and has registered domiciles in Zurich and Basel, Switzerland.

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

Other

Ernst & Young Ltd
, Aeschengraben 9, CH-4051
Basel, Switzerland
, PCAOB number
1460
, have been appointed as statutory
auditors and as auditors of the consolidated accounts of both UBS Group AG and UBS AG. The auditors are subject to election
by the shareholders at the ordinary general meeting on an annual basis.

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

AG or of the total value of stock of UBS Group
AG, holders that hold UBS ordinary shares as part of a straddle or a hedging or conversion transaction, holders that purchase or
sell UBS ordinary shares as part of a wash sale for tax purposes or holders whose functional currency for US tax purposes is
not the US dollar. This discussion also

does not apply to holders who acquired their UBS ordinary shares through a tax-
qualified retirement plan, nor generally to unvested UBS ordinary shares held under deferred compensation arrangements.

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

●

A citizen or resident of the United States;
●

A domestic corporation or other entity taxable as a corporation;
●

An estate, the income of which is subject to US federal income tax without regard to its source;

or
●

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

tax.

A US holder resident in the US that qualifies for Treaty

benefits may apply for a refund of the withholding tax withheld in excess of the 15% Treaty rate (or for a full refund

in case of qualifying retirement arrangements). The claim for refund must be filed with the Swiss Federal Tax

Administration, Eigerstrasse 65, CH-3003 Berne, Switzerland no later than

December 31 of
the third year following the end of the calendar year in which the income subject to withholding was due. The form used for
obtaining a refund is one of the Swiss Tax Forms

82 (82 C for US companies; 82 E for other US entities; 82 I for individuals;
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

A US holder resident outside the US may be eligible for a withholding tax reclaim. If the US holder is resident in Switzerland,
a full reclaim based on the Swiss withholding tax Act is possible provided all necessary conditions are met. A US holder
resident neither in the US nor in Switzerland may be eligible for a partial reclaim provided that a Treaty between Switzerland
and the country of residence is applicable and that all necessary conditions are met.

Transfers of UBS Ordinary

Shares

The purchase or sale of UBS ordinary shares, whether by Swiss resident or non

-resident holders (including US holders), may
be subject to a Swiss securities transfer stamp duty of up to 0.15%

calculated on the purchase price or sale proceeds if it occurs through or with a bank or other securities dealer as defined in the Swiss Federal Stamp

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

In the latter case, gains are taxed at ordinary Swiss individual or corporate income tax rates, as the case may be, and losses are deductible for purposes of Swiss income taxes. Furthermore,

a US holder who is an
individual resident in Switzerland and holds such shares as business assets (as he qualifies as a professional trader of securities
as per Swiss tax law) may be liable to Swiss income taxes on gains.

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

In the case of dividends that are paid in Swiss francs, the amount of the dividend distribution included in income of a US
holder will be the US dollar value of the Swiss franc payments made, determined at the spot Swiss franc/US dollar rate on the
date such dividend distribution is includible in the income of the US holder,

regardless of whether the payment is in fact
converted into US dollars. Generally,

any gain or loss resulting from currency exchange fluctuations during the period from the
date the dividend payment is included in income to the date such dividend payment is converted into US dollars will be treated
as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or
loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Item 19.

Exhibits.

Exhibit
number
Description
1.1
Articles of Association of UBS Group AG dated 8 April 2021.
1.2
Articles of Association of UBS AG dated 26 April 2018
. (Incorporated by reference to Exhibit 1.2 to UBS's
Annual Report on Form 20-F for the fiscal year ended December 31, 2019)

1.3
Organization Regulations of UBS Group AG dated 14 February 2022.
1.4
Organization Regulations of UBS AG dated 14 February 2022
2(b)
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
2(d)
Description of securities registered under Section 12 or the Securities Exchange Act of 1934
4.1
Fiscal agency agreement dated 17 August 2012 between UBS AG, acting through its Stamford Branch, and U.S.
Bank N.A.
(Incorporated by reference to Exhibit 4.2 to UBS AG's Annual Report on Form 20

-F for the fiscal year
ended December 31, 2012)
4.2
Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 2024, issued 15 May 2014
. (Incorporated by
reference to Exhibit 4.3 to UBS AG's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)
4.3
Terms and Conditions of USD 1.25 billion 7% Tier 1 Subordinated Notes issued by UBS Group AG on 19
February 2015
. (Incorporated by reference to Exhibit 4.4 to UBS AG's Annual Report on Form 20

-F for the fiscal
year ended December 31, 2014)
4.4
Terms and Conditions of EUR 1 billion 5.75% Tier 1 Subordinated Notes issued by UBS Group AG on 19
February 2015
. (Incorporated by reference to Exhibit 4.6 to UBS AG's Annual Report on Form 20

-F for the fiscal
year ended December 31, 2014)
4.5
Terms and Conditions of USD 1.575 billion Tier 1 Subordinated Notes issued by UBS Group AG on 7 August
2015
. (Incorporated by reference to Exhibit 4.8 to UBS's Annual Report on Form

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
4.8
Terms and Conditions of SGD 700 million 5.875% Tier 1 Subordinated Notes issued on 28 November 2018 by
UBS Group AG (originally issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG, migrated to UBS Group AG as issuer on 11 October 2019)
. (Incorporated by reference to Exhibit 4.17 to UBS's
Annual Report on Form 20-F for the fiscal year ended December 31, 2018)

4.9
Terms and Conditions of USD 2.5 billion 7.00% Tier 1 Subordinated Notes issued on 31 January 2019 by UBS
Group AG (originally issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG, migrated to UBS Group AG as issuer on 11 October 2019)
. (Incorporated by reference to Exhibit 4.18 to UBS's
Annual Report on Form 20-F for the fiscal year ended December 31, 2018)
4.10
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2018/19
. (Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20

-F for the fiscal year
ended December 31, 2018)
4.11
Terms and Conditions of AUD 700 million 4.375% Tier 1 Subordinated Notes issued on 27 August 2019 by UBS
Group AG.

(Incorporated by reference to Exhibit 4.17 to UBS's Annual Report on Form 20-F for the fiscal year
ended December 31, 2019)

4.12
Terms and Conditions of SGD 750 million 4.85% Tier 1 Subordinated Notes issued on 04 September 2019 by
UBS Group AG.
(Incorporated by reference to Exhibit 4.18 to UBS's Annual Report on

Form 20-F for the fiscal
year ended December 31, 2019)

4.13
Terms and Conditions of CHF 275 million 3.00% Tier 1 Subordinated Notes issued on 13 November 2019 by UBS
Group AG.
(Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20-F for the fiscal year
ended December 31, 2019)

4.14
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2019/20
. (Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20

-F for the fiscal year
ended December 31, 2020)
4.15
Terms and Conditions of USD 750 million 5.125% Tier 1 Subordinated Notes issued on 29 July 2020 by UBS
Group AG
. (Incorporated by reference to Exhibit 4.20 to UBS's Annual Report on Form 20-F for

the fiscal year
ended December 31, 2020)
4.16
Terms and Conditions of USD 1.5 billion 4.375% Tier 1 Subordinated Notes issued on 10 February 2021 by UBS
Group AG
. (Incorporated by reference to Exhibit 4.21 to UBS's Annual Report on Form 20-F for

the fiscal year
ended December 31, 2020)
4.17
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2020/21
. (Incorporated by reference to Exhibit 4.22 to UBS's Annual Report on Form 20

-F for the fiscal year
ended December 31, 2020)
4.18
Terms and Conditions of USD 750 million 3.875% Tier 1 Subordinated Notes issued on 02 June 2021 by UBS
Group AG.

4.19
Terms and Conditions of USD 1.5 billion 4.875% Tier 1 Subordinated Notes issued on 12 January 2022 by UBS
Group AG.

4.20
Terms and Conditions of CHF 265 million 3.375% Tier 1 Subordinated Notes issued on 16 February 2022 by UBS
Group AG.

4.21
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2021/22.

4.22
Asset Transfer Agreement between UBS AG and UBS Switzerland AG dated 12 June 2015.
(Incorporated by
reference to Form 6-K of UBS AG filed on June 17, 2015)
8 Significant Subsidiaries of UBS Group AG.
Please see Note 29 to each set of Financial Statements ( Interests in subsidiaries and other entities),

on pages 391-
395 and 523-527 of the Annual Report.
12
The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a -14(a)).
13
The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title
18 of the U.S. Code (18 U.S.C. 1350).
15.1
Consent of Ernst & Young Ltd. with respect to UBS Group AG.
15.2
Consent of Ernst & Young Ltd. with respect to UBS AG.
101
Interactive Data Files (sections of the Annual Report formatted in inline XBRL (Extensible

Business Reporting
Language)). Furnished electronically herewith.

21
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

_/s/ Christopher Castello ___________
Name: Christopher Castello
Title: Group Controller and Chief Accounting Officer

UBS AG

_/s/ Ralph Hamers ________________
Name: Ralph Hamers
Title: President of the Executive Board

_/s/ Kirt Gardner__________________
Name: Kirt Gardner
Title: Chief Financial Officer

_/s/ Christopher Castello____________
Name: Christopher Castello
Title: Controller and Chief Accounting Officer

Date: March 7, 2022

UBS Group AG

and UBS AG
Annual Report 2021

Our external reporting approach
The scope and content of our

external reports are determined
by
Swiss

legal

and

regulatory

requirements,
accounting
standards,

relevant

stock

and

debt

listing

rules,

including
regulations

promulgated

by

the

Swiss

Financial

Market
Supervisory

Authority

(FINMA),

the

SIX

Swiss

Exchange,

the
US Securities and

Exchange Commission (the

SEC) and other
regulatory requirements,

as well as by our

financial reporting
policies.
At

the

center

of

our

external

reporting

approach

is

the
annual report of UBS Group AG, which consists of disclosures for UBS

Group AG and

its consolidated subsidiaries.

We also
provide

a

combined

annual

report

for

UBS

Group

AG

and
UBS AG

consolidated,

which

additionally

includes

the
consolidated

financial
statements

of

UBS

AG
,   as
well

as
supplemental disclosures required under SEC regulations, and is the basis for our SEC Form 20-F filing.

Annual Reports
The

202
1
Annual

Reports

(the

UBS

Group

AG

Annual
Report 2021 and

the combined

UBS Group

AG and UBS

AG
Annual

Report

2021)

include

the

consolidated

financial
statements of

UBS Group

AG and

UBS AG, respectively,

and
provide comprehensive information about our firm,

including
our strategy, businesses, financial

and operating

performance,
and

other key

information. The

reports

are

presented

in US
dollars.

The

UBS

Group

AG

Annual

Report

2021

is

partly
translated into German,

with the German

translation available
as

of

1
1
March

202
2
under

“Annual

reporting”

at
ubs.com/investors.
The

consolidated

financial

statements

of

UBS

Group

AG
and

UBS

AG

have

been

prepared

in

accordance

with
International

Financial

Reporting

Standards

(IFRS).

The
sections

within

“Risk,

capital,

liquidity

and

funding,

and
balance sheet“

include certain

audited financial

information,
which forms

part of

the consolidated

financial statements.

The
Annual Reports also include the

statutory financial statements
of UBS

Group AG,

which are

the basis

for our appropriation
of retained earnings and a potential distribution of dividends, subject

to

shareholder

approval

at

the

Annual

General
Meeting.
Sustainability Report
The S ustainability R eport ,
which

will

be

available

from
11 March 2022, provides disclosures on environmental, social and governance topics for UBS Group.
Standalone reports of significant group entities
We

publish separate

standalone reports

of significant

group
e ntities
for

UBS

AG

and

UBS

Switzerland

AG.

Selected
financial and regulatory

key figures for

these entities, as

well
as for UBS Europe SE and UBS Americas Holding LLC, are also
included

in

our

annual

reports.

The

UBS

Europe

SE

2021
financial

statements

and

complementary

disclosures

will

be
published on our website in the first half of 2022.
Pillar 3 Report
The

Pillar
  3 Report
provides

detailed

quantitative

and
qualitative

information

about

risk,

capital,

leverage

and
liquidity

for

UBS

Group

and

prudential

key

figures

and
regulatory

information

for
UBS

AG

standalone,
UBS Switzerland AG standalone, UBS Europe SE consolidated
and UBS Americas Holding LLC consolidated.
We

provide

our

combined

Annual

Report,

the

Pillar 3

Report,

standalone

reports

of

significant

group
entities and

the Sustainability

Report as

web disclosures

at
ubs.com/investors
. Alternatively,

we provide
the

QR code on

the right

for rapid

access to

the above-mentioned

reports and

further information

on
investor relations-related topics.

Contents
2
Letter to shareholders
7
Highlights of the 2021 financial year
8
Our key figures
10
Our Board of Directors
12
Our Group Executive Board
14
Our evolution
1
Our strategy, business model and
environment
16
Our strategy
20
Targets, aspirations and capital guidance
21
Our businesses
33
Our environment
38
How we create value for our stakeholders
56
Regulation and supervision
59
Regulatory and legal developments
63
Risk factors
2
Financial and

operating performance
76
Accounting and financial reporting
77
Group performance
84
Global Wealth Management
87
Personal & Corporate Banking
90
Asset Management
92
Investment Bank
94
Group Functions
95
Selected financial information of our business divisions
and Group Functions
3
Risk, capital, liquidity and funding,
and balance sheet
98
Risk management and control
150
Capital, liquidity and funding, and balance sheet

4
Corporate governance

and compensation
190
Corporate governance
228
Compensation
5
Financial

statements
283
UBS Group AG consolidated financial statements
413
UBS AG consolidated financial statements
6
Significant regulated subsidiary and sub-
group information
548
Financial and regulatory key figures for our significant
regulated subsidiaries and sub-groups
7
Additional
regulatory information
553
UBS Group AG consolidated supplemental disclosures
required under SEC regulations
565
UBS AG consolidated supplemental disclosures required
under SEC regulations
Appendix
579
Alternative performance measures
582
Abbreviations frequently used in our financial reports
585
Information sources
586
Cautionary statement

Annual Report 2021 | Letter to shareholders
2
Dear shareholders,
2021

was

the

second

year

shaped

by

the

pandemic,

which
challenged and affected every aspect of

society – from healthcare
to

economics,

to

politics,

to

human

interactions.

UBS’s
performance in

2021 speaks

to our

resilience, our

progress

and
our future path. In

2022 we intend to continue

making progress
on our

strategic goals,

and we

remain

dedicated to

our clients,
shareholders, employees and society.

The

current

geopolitical

situation

has

led

to

heightened
volatility across

global markets.

We are

shocked by

the violence
and tragedy caused by

Russia’s invasion of Ukraine.

Our hearts go
out to those affected and those who are suffering.

We

are

working

to

implement

sanctions

imposed

by
Switzerland, the US,

the EU, the

UK and others

– all of

which have
announced unprecedented levels of

sanctions against Russia and
certain Russian entities

and nationals. These

events, together with
counter-sanctions and other measures

taken by Russia,

will have
ongoing effects on the markets and the global economy.
2021 backdrop and our financial performance
Despite

the

continuing

pandemic,

market

conditions

were
constructive in 2021, with positive

investor sentiment throughout
the year. Growth rebounded, with

the global economy

expanding
6.1% after

contracting 3.1%

in 2020.

Global equities

delivered
total returns of 18.5%.

Economic, social and geopolitical

tensions
increased

during
the

year,

raising

questions

around

the
sustainability and shape of

the recovery.

The pandemic adversely
impacted certain economic sectors, while supply chains and labor markets remained

challenging. A

potential resurgence

in global
inflation and tight labor

markets in many countries could

lead to
more

restrictive

monetary

policy,

and

this

has

become

an
additional concern for the market.
Within

this

environment,

we

delivered

a

strong

financial
performance in 2021.

We had the

highest pre-tax and net

profit
in 15 years, a 17.5% return

on CET1 capital and a 14.1% return
on tangible equity.

We maintained our

cost / income ratio

under
74%,

which is

in line

with 2020

and more

than six

percentage
points better than the two years before that. For the second year in

a

row,

we

exceeded

all

our

targets,

with

all

regions

and
businesses

contributing

to

our

performance.

We

deepened

our
relationships

with

clients,

resulting

in

high

levels

of

activity

and
strong

flows across

all

our

segments. This

business

momentum
led to our highest revenues in over a decade.

Our results

included two exceptional

items. The first

item is a
loss of USD 861 million

that we incurred in the

first half of 2021
on

the

default

of

a

US-based

client

of

our

prime

brokerage
business. We have conducted a thorough

review, we have put in
place

appropriate

measures

to

strengthen

our

relevant

risk
management processes, and we have reflected

the matter in our
annual

performance

assessment

and

compensation

processes.
The second item

occurred in the

fourth quarter of

2021, when we
took additional

provisions of

EUR 650 million,

bringing the

total
to

EUR 1.1

billion

for

the

French

cross-border

matter.

As
announced in December 2021, we

have filed an appeal

with the
French

Supreme

Court

regarding

the

decision

of

the

Court

of
Appeal.

This

enables

us

to

thoroughly

assess

the

verdict

of

the
Court

of

Appeal

and

to

determine

the

next

steps

in

the

best
interests of our stakeholders.

Our purpose and strategic direction
In

2021,

we

reconfirmed

and

continued

to

implement

our
strategy. Last April, we introduced our purpose “Reimagining the power of investing.

Connecting people for

a better world,”

which
unites all of UBS behind

a common goal. It´s the

starting point for
every strategic

decision; it

will shape our

future, help

us capture
opportunities

and

allow

us

to

grow

from

our

already

strong
position.

Our vision

is to

convene THE

global ecosystem

for

investing:
where

thought

leadership

is

impactful,

people

and

ideas

are
connected,

and

opportunities

are

brought

to

life.

In

order

to
achieve

this

vision,

we

identified

five

strategic

imperatives:
(i) supporting,

growing

and

aligning

our

network

of

clients,
connections and contributors;

(ii) increasing our focus

by playing
where

we

are

positioned

to

win;

(iii) enabling

technology

and
making

it

our

differentiator;

(iv) becoming

simpler

and

more
efficient

so

it

is

easier

for

our

clients

to

bank

with

us;

and
(v) mobilizing employees behind

our vision and

acting as one

firm.
Supporting clients, society and employees
We retained our

clients’ trust as they continued

to turn to us for
our content, advice and

solutions. This resulted in

USD 107 billion
in

net

new

fee-generating

assets

in

wealth

management

and
USD 48 billion of net new money in Asset Management. We also helped clients finance

businesses, homes

and other

liquidity needs
by

extending

USD 28

billion

of

net

new

loans

to

clients

across
wealth

management

and

personal

banking.

We

now

manage
over

USD 4.6

trillion in

assets on

behalf of

our

clients.

And we
increased

our

philanthropic

activities,

both

with

and

for

clients
and as a firm.

At UBS,

we are

committed to

supporting the

communities in
which we work, to understand

the issues they face,

and develop
long-term

partnerships

to

catalyze

positive

change

in

people’s
lives.

We

focus

our

efforts

on

social

inequalities

by

supporting
education

and

skills

development

as

areas

where

we

can

drive
sustainable

change.

We

also

enable

our

employees

to

support
their

communities

through

volunteering

by

partnering

with
organizations

such

as

Powercoders

in

Switzerland,

which

trains
refugees in

computer science

and information

technology skills.
The pandemic meant we continued to provide COVID-19

relief to
the

most

vulnerable

in

2021,

including

recovery

and

rebuilding
efforts through our

community partners. Currently,

to help victims
of

the

war

in

Ukraine,

UBS

Optimus

Foundation

and

our
Community

Impact

teams

are

providing

emergency

relief

to
refugees

through

the

International

Rescue

Committee

and

are
matching the

first USD 5

million of

donations from

employees and
clients, creating a combined impact of USD 10 million.

3

Axel A. Weber
Chairman of the Board of Directors
Ralph A.J.G. Hamers
Group Chief Executive Officer

Due to the ongoing pressure placed on

employees by closures,
restrictions

and lockdowns,

we implemented

new

ways to

help
employees

through

these

difficult

times.

We

offered

tools

and
resources to support employees’ physical, mental and social well-
being, and provided

extra flexibility for

child and elderly

care. As
a result

of our

experience during

the pandemic,

we are

developing
more

permanent

ways

of

flexible

working

for

our

employees,
while supporting

a safe

return to

our offices

as economies

reopen.

We believe a hybrid

approach will support

a better work /

life
balance and make

us a more

attractive employer, appealing

to a
more

diverse

pool

of

applicants,

such

as

working

parents,
caregivers and

those in

continuing education.

Moreover, flexible
working, by the nature of its emphasis

on technology and virtual
collaboration, encourages an innovative

mindset across our firm

–
which is a

big part of our

strategy. In addition, we

are reshaping
our future real estate footprint, reducing the number of buildings and square meters

we occupy,

while also investing

in our

locations
to

reimagine

our

workplace

and

support

our

sustainability
ambitions.
Capturing growth opportunities
After introducing

our purpose

and strategy

on a

page, we

took
steps to ensure UBS is

well positioned to capture

the areas we see
as having the greatest

growth potential. For example,

regionally,
we expect most wealth will be created in the US and Asia Pacific.
As a result,

we have identified

these as key

growth markets and
we have prioritized investments

in those regions. EMEA

continues
to be a core

region for us and

important to our global

footprint,
and a region

where we can

improve profitability and

drive focused
growth.

And

in

Switzerland,

we

are

further

building

on

our
position as a digital leader.

Affluent

clients

and

entrepreneurs

are

expected

to

generate
high

revenue

growth.

So

we

are

also

expanding

into

new
segments

to

reach

a

much

broader

set

of

clients.

Our

plans

to
acquire

Wealthfront,

announced

in

January

2022,

will

help

us
deliver

a

digital

wealth

management

offering

to

Millennial

and
Gen Z affluent investors in the

US, allow us to expand our

wallet
share, lower the cost to serve and drive long-term growth.

Technology plays a large part

in how we grow and

deliver the
personalized, relevant, on-time and

seamless services that clients
expect.

That

is

why

we

are

further

investing

in

digitalization,
including artificial intelligence, data and

analytics – areas we have
already been building up for years. We will digitalize what can be made digital

and become

more agile

to deliver

faster. While

not
increasing our total expenditure on technology, we are increasing the

amount

we

spend

on

our

strategic

priorities.

Our aim

is to
deliver around

USD 1

billion in-year

gross cost

saves by

2023 in
order to fund our growth initiatives.
Leading in sustainability – our path to Net Zero
Over the

years, UBS has

established itself as

a recognized

leader
for sustainability in the financial

sector. Recent ratings such as the
Dow Jones Sustainability

Index and CDP

have reconfirmed this.

To
maximize impact

and direct

capital to

where

it is

needed most,
we focus on three areas: (i) Planet, where

we are making climate
a

clear

priority

as

we

shift

toward

a

lower

carbon

future;

(ii)
People,

where

we

are

taking

action,

both

within

our

own
workplace

and

within

wider

society,

to

promote

a

diverse,
equitable

and

inclusive

society; and

(iii)

Partnerships,

where

we
are

uniting

with

others

and

bringing

people

together

around
common

goals

to

achieve

greater

impact.

To

meet

our

impact
goals,

we started

assigning all

Group

Executive Board

members
environmental, social

and governance (ESG)-related

objectives in
2021.
Sustainability

is not

just something

we focus

on because

we
think

it

is

the

right

thing

to

do.

We

also

have

a

duty:

to

help
private

clients

protect

and

grow

their

wealth,

to

help

firms
transition to sustainable ways

of doing business,

to ensure clients’
long -
term

success

and

to

support

them

in

fulfilling
  their
responsibility to

society. We

strongly believe

that this

is the

best
way to

remain profitable

and attractive

to clients,

investors and
talent in the long term. We are

seeing an ever-increasing demand
in

sustainable

investing

–

invested

assets

in

sustainability-focus
and

impact

strategies

increased

78%

in

2021

–

and

we

will
continue to meet this need by growing our offering.

Annual Report 2021 | Letter to shareholders
4
In

2021,

we

published

our

Net-Zero

and

Beyond

statement,
which sets out our commitment to transition our firm to net zero
and

help

our

clients

meet

their

transition

targets

by

2050.

We
have

developed

and

are

transparently

disclosing

a

climate

road
map

with

intermediate

targets

for

2025,

2030

and

2035.

The
“Say-on-Climate” advisory vote at the upcoming Annual General
Meeting (the AGM) is a key milestone on

our journey to net zero,
reflecting

our commitment

to our

shareholders having

their say
on our firm’s climate

roadmap. Furthermore, we strongly

believe
in cross-company and cross-industry collaboration when it comes to achieving net

zero. As

such, we are

a founding member

of both
the Net Zero Asset

Managers Initiative and the Net-Zero

Banking
Alliance.

Updated targets and ambitions to create value across
stakeholders
We

are

aiming

to

create

sustainable

value

through

the

cycle.
Reflecting our improved operating performance over the last two years,

we

updated

our

financial

targets

and

kept

our

capital
guidance

unchanged,

including

deploying

up

to

one-third

of
Group

risk-weighted

assets

(RWA)

and

leverage

ratio
denominator

(LRD)

in

the

Investment

Bank.

In

addition,

we
outlined selected commercial and

ESG aspirations to support the
achievement of these targets.

First, for society

at large, we

are committed to

building a better
world

through

our

sustainability

focus

and

the

numerous
commitments you can find in our 2021 Annual and Sustainability
Reports. For example,

we aim to reach

net-zero emissions across
our business

by 2050

and net-zero

emissions resulting

from our
own operations

by 2025.

We will also

help our

clients do

good,
as we aspire to raise USD 1 billion in philanthropy assets to reach
25 million

beneficiaries and

we are

targeting USD 400

billion in
sustainability-focus and impact investments by 2025.

Second,

for

our

clients,

we

will

assess

how

we

are

doing
through

our

commercial

aspirations.

We

are

optimistic

that

we
can maintain growth rates from net new fee-generating assets of
5% and

above over

the cycle.

As a

result,

we aspire

to surpass
USD 5 trillion, and then USD 6 trillion, in

invested assets as clients
entrust us with managing their investments.

And third, we are targeting a 15–18% return on CET1 capital.
This

is

significantly

higher

than

our

previous

target

range

and
reflects

the

progress

we have

made

over

the last

two

years. To
consistently achieve this, we are targeting a cost /

income ratio of
70–73%. We

have ambitious

growth plans

across our

franchise
and

are

retaining

our

target

to

grow

profits

in

global

wealth
management by 10–15% over the cycle.

Our capital returns today and in the future
Reflecting

the

step-up

in

profitability,

we

are

proposing

to
increase the dividend

to USD 0.50 per

share for the

2021 financial
year,

and

to

have

a

progressive

cash

dividend

thereafter.
Additional excess capital will be used to buy back our shares, and we

repurchased

USD 2.6

billion

of

shares

in

2021.

Given

our
strong capital position, we are looking to

repurchase up to USD 5
billion in 2022.
Proposed elections to the Board of Directors
Axel

A.

Weber

is

reaching

the

ten-year

term

limit

set

in

our
Organization Regulations

as the

Chairman of the

Board and

will
therefore

be

stepping

down

in

April

2022.

On

20 November
2021, the Board of Directors of UBS Group AG announced that

it
will

nominate

Colm

Kelleher

as

the

new

Chairman

and

Lukas
Gähwiler as

the new Vice

Chairman for election

to the

Board at
the AGM on 6 April 2022.
Virtual AGM in 2022
To

protect the

health of

shareholders and

employees, in

light of
the COVID-19 pandemic and continued uncertainty, the Board of
Directors

has

decided

that

the

2022

AGM

will

be

held

as

a
webcast. As

such, it

will not

be possible

to physically

attend the
AGM.

Nevertheless,

we

look

forward

to

your

feedback

and

to
welcoming you to this year’s virtual AGM on 6 April.

Thank you for your ongoing support.

Yours sincerely,

Axel A. Weber   Ralph A.J.G. Hamers

Chairman of the   Group Chief Executive Officer
Board of Directors

5

6
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
29 June 1998, when Union Bank of Switzerland

(founded in 1862) and
Swiss Bank Corporation (founded in 1872)

merged to form UBS AG.
Contacts
Switchboards
For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company Secretary
The Group Company Secretary handles
inquiries directed to the Chairman or to other
members of the Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
P.O.

Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team, a unit

of the Group Company Secretary’s office,
manages relationships with shareholders
and the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
P.O.

Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related

inquiries in the US.
Computershare Trust Company NA

P.O.

Box 505000

Louisville, KY 40233-5000, USA
Shareholder online inquiries:
www-us.computershare.com/
investor/contact
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Corporate calendar UBS Group AG
Publication of the Sustainability Report 202 1 :   Friday, 11 March 2022
Annual General Meeting 2022 (webcast):   Wednesday, 6 April 2022
Publication of the first quarter 2022 report:
Tuesday,

26 April 2022

Publication of the second quarter 2022 report:
Tuesday,

26 July 2022

Publication of the third quarter 2022 report:
Tuesday,

25 October 2022

Corporate calendar UBS AG
Publication of the   first q uarter 202 2   report:   Friday , 29   April   202 2
Publication of the second quarter 202 2   report:   Friday, 2 9   July 202 2

Additional publication dates of quarterly and

annual reports

will be made available as part of the corporate

calendar of UBS AG at
ubs.com/investors.
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2022. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

7

Annual Report 2021
8
Our key figures

As of or for the year ended
USD million, except where indicated 31.12.21 31.12.20 31.12.19
1
Group results
Operating income

35,542

32,390

28,889
Operating expenses

26,058

24,235

23,312
Operating profit / (loss) before tax

9,484

8,155

5,577
Net profit / (loss) attributable to shareholders

7,457

6,557

4,304
Diluted earnings per share (USD)
2

2.06

1.77

1.14
Profitability and growth
3
Return on equity (%)

12.6

11.3

7.9
Return on tangible equity (%)

14.1

12.8

9.0
Return on common equity tier 1 capital (%)

17.5

17.4

12.4
Return on risk-weighted assets, gross (%)

12.0

11.7

11.0
Return on leverage ratio denominator, gross (%)
4

3.4

3.4

3.2
Cost / income ratio (%)

73.6

73.3

80.5
Effective tax rate (%)

21.1

19.4

22.7
Net profit growth (%)

13.7

52.3

(4.7)
Resources
3
Total assets

1,117,182

1,125,765

972,194
Equity attributable to shareholders

60,662

59,445

54,501
Common equity tier 1 capital
5

45,281

39,890

35,535
Risk-weighted assets
5

302,209

289,101

259,208
Common equity tier 1 capital ratio (%)
5

15.0

13.8

13.7
Going concern capital ratio (%)
5

20.0

19.4

20.0
Total loss-absorbing capacity ratio (%)
5

34.7

35.2

34.6
Leverage ratio denominator
4,5

1,068,862

1,037,150

911,322
Common equity tier 1 leverage ratio (%)
4,5

4.24

3.85

3.90
Going concern leverage ratio (%)
4,5

5.7

5.4

5.7
Total loss-absorbing capacity leverage ratio (%)
5

9.8

9.8

9.8
Liquidity coverage ratio (%)
6

155

152

134
Net stable funding ratio (%)
6

119

119
111
Other
Invested assets (USD billion)
7

4,596

4,187

3,607
Personnel (full-time equivalents)

71,385

71,551

68,601
Market capitalization
8

61,230

50,013

45,661
Total book value per share (USD)
8

17.84

16.74

15.07
Total book value per share (CHF)
8

16.27

14.82

14.59
Tangible book value per share (USD)
8

15.97

14.91

13.28
Tangible book value per share (CHF)
8

14.56

13.21

12.86
1 Refer to the “Accounting

and financial reporting” and “Consolidated financial statements”

sections of this report for information about

the restatement of comparative information, where applicable.

2 Refer to
“Share information and earnings per share” in

the “Consolidated financial statements” section of

this report for more information.

3 Refer to the “Targets,

aspirations and capital guidance” section of

this report
for more information about our performance targets.

4 Leverage ratio denominators and leverage

ratios for year 2020 do not

reflect the effects of the temporary

exemption that applied from 25 March

2020 until
1 January 2021

and was

granted by

FINMA in

connection with

COVID-19. Refer

to the

“Regulatory and

legal developments”

section of

our Annual

Report 2020

for more

information.

5 Based on

the Swiss
systemically relevant bank framework

as of 1 January

2020. Refer to the

“Capital, liquidity and funding,

and balance sheet” section

of this report for

more information.

6 The final Swiss

net stable funding ratio
(NSFR) regulation became effective on 1 July 2021. Prior to this date,

the NSFR was based on estimated pro forma reporting. Refer

to the “Capital, liquidity and funding, and balance sheet” section of this report

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

10
Our Board of Directors

The

Board

of

Directors

(the

BoD)

of

UBS

Group

AG, under

the
leadership

of the

Chairman,

consists

of between

6 and

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
issue ,
and

appoints

and

removes

all

Group

Executive

Board
(GEB) members.

11

1
Axel A. Weber

Chairman of the Board of Directors / Chairperson

of the
Corporate Culture and Responsibility Committee

/
Chairperson of the Governance and Nominating

Committee
2
Fred Hu

Member of the Governance and Nominating

Committee /

member of the Risk Committee
3
Claudia Böckstiegel

Member of the Board of Directors
4
Patrick Firmenich

Member of the Audit Committee / member of

the

Corporate Culture and Responsibility Committee
5
Reto Francioni

Member of the Compensation Committee

/

member of the Risk Committee
6
Jeremy Anderson

Vice Chairman and Senior Independent Director

/

Chairperson of the Audit Committee /

member of the Governance and Nominating

Committee
7
Julie G. Richardson

Chairperson of the Compensation Committee

/
member of the Governance and Nominating

Committee /
member of the Risk Committee
8
Nathalie Rachou

Member of the Risk Committee
9
William C. Dudley

Member of the Corporate Culture and
Responsibility Committee / member of the Governance

and
Nominating Committee / member of the Risk

Committee
10
Jeanette Wong

Member of the Audit Committee / member of

the
Compensation Committee / member of the Corporate

Culture
and Responsibility Committee
11
Mark Hughes

Chairperson of the Risk Committee /

member of the Corporate Culture and Responsibility

Committee
12
Dieter Wemmer

Member of the Audit Committee /

member of the Compensation Committee /

member of the Governance and Nominating

Committee

12
Our Group Executive Board
1
Ralph A.J.G. Hamers

Group Chief Executive Officer
2
Mike Dargan

Group Chief Digital and Information Officer
3
Tom Naratil

Co-President Global Wealth Management and

President UBS Americas
4
Christian Bluhm

Group Chief Risk Officer
5
Sabine Keller-Busse

President Personal & Corporate Banking

and

President UBS Switzerland
6
Edmund Koh

President UBS Asia Pacific
7
Markus Ronner

Group Chief Compliance and Governance

Officer
8
Suni Harford

President Asset Management
9 Barbara Levi (since 1 November 2021)
Group General Counsel
10
Robert Karofsky

President Investment Bank
11 Iqbal Khan
Co-President Global Wealth Management and

President UBS Europe, Middle East and Africa
12 Kirt Gardner
Group Chief Financial Officer
13
Markus U. Diethelm (until 31 October

2021)
Group General Counsel

13

UBS

Group

AG operates

under a

strict dual

board

structure,

as
mandated by Swiss

banking law, and therefore the

BoD delegates
the management

of the

business to

the GEB. Under

the leadership
of the Group CEO,

the GEB was comprised of 12

members as of
31 December 2021 and has executive management responsibility for the steering

of the Group

and its business. It

assumes overall
responsibility

for

developing

the

strategies

of

the

Group,

the
business divisions and

Group Functions, and implements

the BoD-
approved strategies.
›
Refer to “Board of Directors” and “Group Executive

Board”

in the “Corporate governance” section

of this report or

to ubs.com/bod

and
ubs.com/geb

for the full biographies of

our BoD and GEB members

14
Our evolution
Since

our

origins

in

the

mid
-
19th

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

largest private

bank
1
, with

access to

asset management
and investment banking capabilities.
After incurring significant losses

in the 2008 financial

crisis, we
started

a

strategic

transformation

in

2011

toward

a

business
model

focused

on

our

traditional
  businesses :   wealth
management ,
and

personal

and

corporate

banking

in
Switzerland.

We

sought

to

revert

to

our

roots,

emphasizing a
client-centric model that requires less risk-taking and

capital, and
we successfully

completed that

transformation.
Today, we are

a leading

truly global

wealth manager,
2

with over
USD 3.3

trillion in

invested assets,

a leading

Swiss personal

and
corporate

bank,

a
large -
scale

and

diversified

global

asset
manager,

and a focused investment bank.
In

2014,

we

began

adapting

our

legal

entity

structure

in
response

to

too-big-to-fail

requirements

and

other

regulatory
initiatives.

First,

we

established

UBS

Group

AG

as

the

ultimate
parent holding

company for

the Group.

In 2015,

we transferred
personal

and

corporate

banking

and
  Swiss - booked   wealth
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
developments”

sections

of this report for more information

1

Digital Wealth Management in Asia Pacific, KPMG 2021.
2

Statements of market position for Global Wealth Management are based on UBS’s internal estimates and publicly available information about competitors’ invested assets.

The legal structure of the UBS Group

Our strategy,
business

model and
environment
Management report

1

Our strategy, business model and environment

| Our strategy
16
Our strategy
Our purpose
As the world’s leading wealth manager,
1

we have an opportunity
to make a difference for

our clients,

our employees,

and society

at
large.
It

all

starts

with

our

purpose:
Reimagining

the

power

of
investing.

Connecting

people

for

a

better

world.
  Our
purpose unites

us behind

a common

goal, provides

direction on
the way forward and helps us build on our strengths.
We

will

reimagine

the

power

of

investing

by

developing
solutions that change how people look at finance and investing.
The power

of investing

can support

achieving one’s

personal
aspirations,

whether

through

buying

a

home,

growing

a
company, supporting future financial goals or having an impact.
We

will

connect

people,

both

internally

and

externally,

to
convene

an

ecosystem

where

ideas

and

opportunities

come
together to be successful and to make a difference.
We will

help build a

better world by

thinking sustainably

and
creating opportunities that

help reduce, rather

than contribute to,
inequalities.

Sustainability is at the core of our purpose
We know finance has a powerful influence on the

world. At UBS,
we are reimagining the power of

people and investments, to

help
create

a

better

world

for

everyone:

a

fairer

society,

a

more
prosperous

economy

and

a

healthier

environment.

We

are
partnering

with

our

clients

to

help

them

mobilize

their

capital
toward

a

more

sustainable

world.

It

is

why

we

have

put
sustainability

at

the

heart

of

our

own

purpose.

To

help

us
maximize our

impact and

direct capital

to where

it is

needed most,
we

are

focusing

on

three

key

areas

to

drive

the

sustainability
transition: planet, people, partnerships.
Planet:

We

are

making

climate

a

clear

priority

as

we

shift
toward

a

lower-carbon future.

We

will

provide

transparency on
our milestones

along the

way to

make sure

our progress

can be
tracked. We are

not only focused

on our own

journey; we are

also
supporting our clients in their own transitions.
People:

Through our

interactions, we

are working

to address
wealth

inequality,

sharpening

the

focus

of

our

client

and
corporate philanthropy, and

our employee-led community

affairs
activities centered on health and education.
Partnerships:

By

working

in

partnership

with

other

thought
leaders and standard setters,

our goal is to

make an impact on a
truly global scale. To create change, we realize that

all of us have
to

unite

around

common

goals.

That

is

why

we

engage

with
regulators,

policymakers

and

others

to

create

standards

and
support research and development across the financial sector.
Our promise to our clients
Helping

clients to

achieve

their financial

goals is

the essence

of
what we

do. We

aim to

differentiate our

service by

delivering a
client experience that is:
–

Personalized:

Our products

and services

are as

personal as

our
clients’ needs.
–

Relevant:

What

we

deliver

to

our

clients

is

relevant

and
matters to them.
–

On-time:

Clients

set

the

pace

and

can

act

on

opportunities
anytime and anywhere.
–

Seamless:
  Interacting
with

us

is

simple,

seamless,

and
intuitive.

1
Based on Euromoney’s Award for Excellence, published on 10 September 2021:
euromoney.com/article/28teruws4k57c6h8c83k3/awards/awards

-for-excellence/worlds-best-bank-for-wealth-management-2021-ubs
.

17
Convening THE global ecosystem for investing
We are at our

best when our clients are able

to access all of UBS
through a single relationship, to

get a differentiated, personalized
experience, and

when they

are connected

to other

areas of

the
firm, to providers, and to other clients with similar goals.
With

our

global

footprint

and

USD 4.6

trillion

in

invested
assets, combined with

our thought

leadership, we not

only attract
clients, but are also interesting to external contributors.
We

are

uniquely

positioned

to

be

the

orchestrator

of

this
ecosystem. We

are a gateway

to a large

and diverse

client base,
we

have

strong

relationships

with

contributors

and

we

are

a
thought leader in

the industry.

This positions us

to curate

offerings
and

opportunities

in

the

ecosystem,

while

leveraging

our
networks, data,

and analytics,

to provide

ultimate matchmaking
between clients and contributors.
That is why our

vision is to convene

THE global ecosystem for
investing

–

where

thought

leadership

is

impactful,

people

and
ideas are connected, and opportunities are brought to life.

Our strategy, business model and environment

| Our strategy
18
Our strategic imperatives
Five strategic imperatives will help us deliver on

our strategy, bring our purpose to life, fulfill our client promise and achieve our vision.
Behind these are a set of initiatives that will develop UBS along our strategic direction.

Clients, connections, contributors – delivering the power of investing
UBS is a firm that attracts clients, employees and thought leaders who have the power to enable change and bring ideas to life, and who have capacity to do a lot of good. By bringing the best of UBS to our clients in a seamless experience, growing our ecosystem and encouraging connections across it, we can deliver the full power of investing to our clients. Client needs can be more broadly met. Our clients and the trust they place in us will be put at the center of everything we do. Clients will benefit from having us as a trusted guide and thought partner, having all our products and

services available at their fingertips and getting a differentiated and personalized experience.

Focus – play where we are positioned to win
We intend to maintain our position as a leading global wealth manager and to build on this strength. We will prioritize our efforts where we can add the most value and make a difference. To achieve this we are working to
reduce duplication and reallocate resources as necessary,

all while growing our position as the world’s leading
wealth manager.

Technology

– make technology our differentiator
We will use our investments in technology to deliver a seamless client experience as part of our client promise.
We have been building our technology foundations over past years. We will move forward by focusing on how clients experience UBS every day, becoming more

agile and focusing on outcomes through a modular approach.
With this mind, we intend to transform the way we use and consider technology, thinking about it as a differentiator for us.

Simplification and efficiency – increase ease of doing business and enable our journey
We can make it easier for our clients to do business with us, as well as for our employees to make decisions and take responsibility.

We intend to further streamline and standardize our functions, processes, entities and general ways of doing business to increase efficiency and increase capacity to invest for future growth.

Culture – mobilize employees behind our future vision and act as one firm
We already have a strong, inclusive culture, grounded in our three keys to success: our Pillars, Principles and
Behaviors. We will further strengthen our culture so we can do more and do it better.

Our purpose will unite us.
We will act as one firm, with common values and ambitions. In order to be successful on our journey,

we will
further develop our cultural priorities.

19
Leveling up technology
Introduction
The world is

faster,

more digital and

more data-driven

than ever
before,

with

clients

increasingly

demanding

service
s   that are
digital first, anytime

and anywhere,

and underpinned by

first-class
technology.

In

addition,

the

financial

industry

ecosystem

is
constantly

evolving,

becoming

even

more

competitive,

open,
connected and location-independent every day.
This presents an

opportunity for

us to fully

embrace technology
and make it a

differentiator for our

firm. Doing so is

central to our
client promise

to deliver

a client

experience that

is personalized,
relevant, on-time and seamless.
To support

our ambitions,

we have

appointed a

Group Chief
Digital and Information

Officer to the

Group Executive Board. To
guide our digital transformation and

to enhance the way we

live
up to our

client promise, we

have also established

a Leveling up
strategy based

on five

key pillars:

Agile@UBS; quarterly

business
reviews

and

digital

roadmaps;

modern

tech;

automation;

and
engineering excellence (digital culture).
Agile@UBS
In order

to deliver

digital solutions

faster and

remain responsive
and adaptable, we

are introducing a unified

agile approach across
the whole firm.

To support

this, we

have developed

a robust

framework and
rollout plan, which

includes clearly

defined role

profiles, a

bespoke
playbook and a dedicated academy training suite.
Currently ,
we

have

10,000

employees

across

the

firm

transitioning

to

the

new

Agile@UBS

ways

of

working

and

we
expect this to increase

to more than 20,000 by

the end of 2022.
Relevant resources

and training

will also

be available

to all

staff,
enabling everyone to apply agile principles to their work, thereby helping to deliver an even better client experience.

Quarterly business reviews and digital roadmaps

Quarterly business reviews (QBRs)

and digital roadmaps help

us to
manage our

technology investment portfolio

in a

more strategic
and flexible way. The QBRs serve as a

forum to agree on the

most
important objectives that

align with our

strategy and are

intended
to

ensure

we deliver

more

frequent

and

valuable outcomes

for
our clients. The digital roadmaps help us

to keep investment and
design

decisions

aligned

to

our

client

promise

and

our

longer-
term vision.

Modern tech
We

believe the

bank of

the future

will leverage

a lean,

modern
tech estate and

Cloud-based applications. Modern tech

makes a
shorter

time

to

market

possible,

removes
  dependencies,
accelerates

digitalization

and

facilitates

connection

with

the
financial

industry

ecosystem

to

provide

better

and

faster

client
services.

In

line

with

our

modern

tech

ambitions,

we

migrated

over
1,000

applications

to

the Cloud

during

2021 and

established a
governance

framework

to

identify

and

decommission

legacy
technologies.
Automation
To

achieve

our

vision,

we

are

building

a

best-on-street
development and technology operations experience, powered by modern development tools and automation techniques.

We have also introduced

a new Artificial Intelligence,

Data and
Analytics (ADA) center of expertise. ADA will bring together data scientists and

analytics experts

from across

the firm

to ensure

a
consistent firm-wide approach to these topics. ADA will also help empower

our

strategy

and

ecosystem,

using

AI

and

machine
learning for the benefit of our clients.
Engineering excellence (digital culture)
To succeed in making technology a differentiator for our firm, we must attract and retain the best engineers, which is only

possible
by

creating

and

fostering

an

engineering

and

digital

culture

of
excellence.

Best-in-class tech

learning journeys

and curricula

for
our engineers, a respected

Certified and Distinguished Engineers
framework, an effective

hiring strategy, and targeted competency
assessments and development plans for our

technical staff will be
implemented to support this ambition.
›

Refer to the “Our businesses”

section of this report for more
information about how we deploy our technology

approach in
our businesses

Our strategy, business model and environment

| Targets, aspirations and

capital guidance
20
Targets, aspirations and capital guidance
We aim

to create sustainable

value through the

cycle. Reflecting
our improved

operating performance

over the

last two

years, in
February

2022

we
updated
our

financial

targets,
which

had
previously been set in January 2020.
In

addition,

we

have

outlined

selected

commercial

and
environmental,

social

and

governance

(ESG)

aspirations,

which
support these targets.
Our

capital

guidance

remains

unchanged.

We

intend

to
operate

with

a

CET1

capital

ratio

of

around

13%

and

a

CET1
leverage

ratio

of

greater

than

3.7%.

The

Investment

Bank

is
expected

to

represent

up

to

one-third

of

Group

risk-weighted
assets (RWA) and liquidity ratio denominator (LRD).
Performance against targets,

aspirations and capital

guidance
is taken into account when determining variable compensation.
The

table

below

shows

our

updated

financial

targets

and
aspirations,

based on reported results.
›
Refer to “Society” and “Our focus on sustainability

and climate”
in the “How we create value for our stakeholders”

section and
to the “Corporate governance” section

of this report for more
information about ESG
›

Refer to the “Compensation” section

of this report for more
information about variable compensation
›
Refer to “Alternative performance

measures” in the appendix to
this report for definitions of and further information

about our
performance measures
Targets

and aspirations
ESG
Selected aspirations
Commercial
Selected aspirations
Financial
Targets

Net-zero
own operations
(scopes

1 and 2) by 2025
USD 235 billion invested assets
aligned to net zero
by 2030, Asset Management
USD 1 billion philanthropy donations
to reach 25 million beneficiaries
raised by 2025
USD 400 billion invested assets
in sustainability-focus and impact
investing
1

by 2025
More than USD 6 trillion
invested assets across Global Wealth
Management, Asset Management and
Personal & Corporate Banking
More than 5% growth
2
in net new fee-generating assets

of Global Wealth Management
15–18%
return on CET1 capital
70–73%
cost / income ratio
10–15%
2
growth in Global Wealth Management
profit before tax

1

Sustainability-focus and impact investing: sustainability focus is strategies where sustainability is an explicit part of the investment

guidelines, universe, selection, and

/ or investment process; impact investing is
strategies that have an explicit intention to generate measurable, verifiable,

positive sustainability outcomes. Impact generated is attributable to investor action and / or contribution.

2

Over the cycle.

Our businesses
Delivering one ecosystem
We

operate

through

four

business

divisions:

Global

Wealth
Management, Personal &

Corporate Banking, Asset

Management
and the Investment Bank. Our

global reach

and the

breadth of

our
expertise are

major assets

setting us

apart from our

competitors.

We

see

joint

efforts

as

key

to

our

growth,

both

within

and
between business divisions.

We aim

to unlock the

power of one
UBS through our

innovative solutions

and differentiated offerings.
We

are

at our

best when

we combine

our strengths

to provide
our clients more comprehensive and better solutions through, for example,

a

Unified

Global

Markets

team

across

Global

Wealth
Management

and

the

Investment

Bank,

and

a

Global

Family
O ffice
joint

venture
.
Initiatives

such

as

the
Group

Franchise
Awards

encourage employees to look for ways to connect across
teams and offer the whole firm to our clients.

How we deliver the whole firm to our clients – examples

Wealth management platforms
In all locations outside the Americas, we utilize

the Wealth Management Platform, which is

shared
between Global Wealth Management and Personal

& Corporate Banking in Switzerland.

This platform
can be navigated intuitively and supports

strong advice capabilities across all channels, helping our clients to benefit from a broader universe of products and services,

simplified onboarding, and a better banking
experience. In the Americas, our clients

benefit from the Wealth Management Americas Platform,

as well
as our innovative partnership with Broadridge, which

is aimed at improving productivity and the user
experience by revamping the technology used for our

advisors’ workstations.

Separately managed accounts

In the US, we combined portfolio management

and execution resources within Asset Management
during 2020. Alongside this, we introduced a new

approach where Global Wealth Management clients
can access selected separately managed account

(SMA) strategies in the Americas with no

additional
management fees. This transformative

move allows our advisors to focus on delivering

the best ideas,
solutions and capabilities to our clients, regardless of

where they originate in the firm.

Shifts and referrals
To ensure that our clients are best served according to their needs and foster growth by offering a universal bank delivery model in Switzerland,

we have introduced a holistic collaboration framework

for
Personal & Corporate Banking. We systematically

initiate client shifts from Personal Banking to

Global
Wealth Management when the clients’ investing

needs become sufficiently complex. In addition,

we
encourage our client advisors to continuously

generate leads for services provided by other business
divisions. Typical examples are corporate and institutional clients being introduced to Asset

Management
for mandate solutions or to the Investment Bank

for capital market transactions, thus providing

access to
our global expertise,

and entrepreneurs being introduced to Global Wealth Management,

ensuring
holistic coverage of their corporate and private

needs.
Global Family Ofﬁce
Our Global Family Ofﬁce unit brings together

the capabilities of Global Wealth Management,

Asset
Management and the Investment Bank to

leverage growth opportunities and deliver holistic

solutions. It
provides customized, institutional-style services to wealthy families and individuals seeking access to
equity markets and advisory services,

and assisting clients with raising capital from public

and private
markets.
Global Lending Unit
As a further step in serving the financing

and lending needs of all UBS clients worldwide,

we set up a
division-agnostic Global Lending Unit in 2020. Its

key objective is delivering lending capabilities

to clients
of both the Investment Bank and Global

Wealth Management. The unit provides product expertise to
clients through collaboration with Investment

Bank bankers and Global Wealth Management

advisors. It
is organized with a regional focus by grouping existing

regional resources and competencies to best serve
respective markets and clients.

Unified Global Markets team
We are continuing to develop a strategic partnership

between Global Wealth Management and the
Investment Bank that is focused on growth – in our

ultra high net worth, middle market institutions

and
public finance businesses – and identifying

synergies across the supporting infrastructure. This

important
initiative includes a Unified Global Markets team,

integrating risk management systems

and simplifying
our regional operating processes.

Our strategy, business model and environment

| Our businesses

Global Wealth Management
As

a

leading

truly

global

wealth

manager,
1

with

over

USD 3.3
trillion in

invested assets, our

goal is to

provide tailored

financial
services,

advice

and

investable

solutions

to

wealthy

individuals
and

families

around

the

world.

The

spectrum

of

our

services
ranges

from

investment

management

to

estate

planning

and
corporate

finance

advice,

in

addition

to

specific

wealth
management

products

and

services.

The

business

is

managed
globally across the regions.

Organizational changes
As part

of the

Group-wide creation

of the

Artificial Intelligence,
Data

and Analytics

center of

expertise

in October

2021,

Global
Wealth

Management

established

the

Smart

Technologies
  &
Advanced

Analytics

Team.

Leveraging

our

Evidence

Lab
Innovations

team’s

experience

and

expertise,

the

Smart
Technologies

& Advanced Analytics Team

focuses on developing
a

smart

ecosystem

that

applies

artificial

intelligence,

advanced
analytics and data science to empower

our advisors with insights
and tools that

help them anticipate

client needs and

deepen client
relationships.

On

1 July 2021,

the Global

Wealth

Management Operations
team was

formally integrated

into Global

Wealth Management,
following

the

Group-wide

decision

to

move

each

of

the

firm’s
business-aligned Operations

teams into

their respective

divisions
in

order

to

become

even

more

client-centric,

agile

and

digital,
while creating a seamless experience for our clients.

We

continually

review

all

our

businesses

for

growth
opportunities, future potential and

efficiency. As a result,

in 2021,
we

completed

the

sale

of

our

domestic

wealth

management
business in Austria.

We also announced

our intention to

sell our
domestic wealth

management business

in Spain.

As part

of the
latter sale, the parties aim to

negotiate a cooperation agreement
to

provide

clients

with

access

to

selected

UBS

products

and
services. We expect this deal to

close in the third quarter of

2022.
In

December

2021,

we

signed

an

agreement

to

sell

UBS

Swiss
Financial

Advisers

AG,

a

Switzerland-based

SEC-registered
investment advisor and FINMA-licensed securities firm

that offers
US clients tailored investment solutions. On 26 January 2022, we entered into

an agreement

to acquire

Wealthfront, an

industry-
leading

digital

wealth

management

provider.

This

acquisition

is
aligned

with

our growth

strategy in

the Americas,

will broaden
our

reach

among

affluent

investors

and

add

a

new

digital-first
offering,

increasing our distribution capabilities.
Our focus
We

serve

high

net

worth

and

ultra

high

net

worth

individuals,
families and family offices worldwide,

as well as affluent clients

in
selected markets. Our

dedicated Global Family

Office unit

works
with ultra high

net worth individuals and

their families to

deliver
bespoke solutions

using the

best of

our global

capabilities from
the Investment Bank and Asset Management.

Already a

market leader

in the

ultra high

net worth

segment
outside the US,
1

we are also executing our strategy to be

the firm
of

choice

for

the

wealthiest

clients

in

the

US,

many

of

whom
already have relationships with UBS. Our global footprint enables us to

capture growth

in the

largest and

fastest-growing

wealth
markets (the US and Asia Pacific, respectively).

Our

Chief

Investment

Office

(CIO)

celebrated

its

10th
anniversary in the

first quarter of

2021. Growing from

just three
employees in 2011 to over

1,100 by year-end 2021, our CIO has
a presence in

18 locations

and is

responsible for investment

advice
and management of more than USD 3.3 trillion in assets globally.

Our CIO’s

insights provide

the foundation

for the

global UBS
ecosystem,

which

connects

clients

with

content

and

solutions.
Close

integration

between

idea

generation

and

product
development results in CIO-aligned solutions delivering real value to

clients
  and spurr ing
innovations

such

as

the

investment
modules in
UBS Manage

Advanced [My

Way]
. In

Asia the
Direct
Investment

Insights

function

in

our

online

banking

platform
enables

clients

to

trade

directly

based

on

CIO

insights

via

their
smartphones or devices.

By

making

operational

processes

more

efficient,

we

also
enhance

advisor

productivity.

Our

investment

in

operating
platforms and tools that support our clients and advisors is aimed
at better serving our

clients’ needs and improving

efficiency. As of
31 December

2021,

more

than 85%

of

invested

assets

outside
the Americas were booked on our strategic
  Wealth Management
Platform
.
In

the

US,

in

collaboration

with

software

provider
Broadridge,

we are

building

the
Wealth

Management

Americas

Platform
,
for

which

we

continue

software

delivery,
with full
conversion targeted for 2023. The development of our platforms is happening

alongside enhancements

to our digital

capabilities,
for the benefit of our clients and advisors.

›

Refer to “Clients” in the “How

we create value for our
stakeholders” section and to “Leveling

up technology” in the
“Our strategy” section of this report for more information

about
innovation and digitalization
How we operate
Our

global

footprint

and

presence

in

the

world’s

largest

and
fastest-growing

markets

position

us

well

to

serve

clients

with
global interests and

demands. They also

make broad access

across
solutions and geographies

in different market conditions

possible.
The US

is our

largest market,

accounting for

around half

of our
invested

assets.

We

are

the largest

private

bank in

Asia Pacific
2

and

one

of

the

largest

in

Latin

America,
1

in

terms

of

invested
assets.
In Switzerland, we

hold the leading

market position
1

and can
deploy the

full range

of UBS’s

products and

services. Our

domestic
footprint

in

Western

and

Central

Europe,

the

Middle

East,

and
Africa enables us to provide locally tailored offerings and

ensures
we are close to our clients.
In

April

2021,

we

opened

a

wealth

management

advisory
office in Doha, Qatar,

as a further sign of our commitment to the
Middle East, an important and growing region for us.

1
Statements of market position for Global Wealth Management are based on UBS’s internal estimates and publicly available information about competitors’ invested assets.

2

Digital Wealth Management in Asia Pacific, KPMG 2021.

Joint efforts

with the

Investment Bank,

Asset Management

and
selected external partners

enable us to

offer clients broad

access
to

financing,

global

capital

markets

and

bespoke

portfolio
solutions.

For

example,

in

the

Americas,

our

Private

Markets
OneBank Partnership has

established one centralized

function to
manage

the

origination

and

distribution

of

all

private

markets
transactions, side

by side

with the

cross-divisional origination

of
the

Investment Bank’s

Global Banking

business.

Additionally, to
ensure

we
  a
re

placing

resources

close

to

clients,

dedicated
investment

bankers

are

now

embedded

in

G
lobal W ealth
Management’s Private Wealth Services Hubs across the US.

These
investment bankers work

side by side

with our financial

advisors
to

drive

focused,

proactive

coverage

of

investment

banking
business from our wealthiest clients.

›
Refer to “ Delivering one ecosystem ” in this section for examples of the joint efforts of the business divisions

Our competitors

fall into

two categories:

peers with

a strong
position in the Americas but

more limited global footprints, such
as

Morgan

Stanley

and

JP

Morgan;

and

peers

with

similar
international

footprints

and

operating

models,

but

with
significantly smaller presences than UBS in the US, such as Credit
Suisse and Julius Baer. We have strategically built strong positions in the

fastest-growing client segment

(ultra high

net worth) and
region

(Asia

Pacific).

The

size

and

the

diversification

of

our
footprint, as well

as our premium

brand and reputation,

would be
difficult and expensive to replicate.
What we offer
Our distinctive

approach

to wealth

management

is designed

to
help our clients pursue what matters most to them.
We

aim

to

offer

clients

the

best

solutions,

services

and
expertise

globally.

Our

experts

provide

thought

leadership,
investment analysis

and investment

strategies, and

develop and
source solutions for our clients.

The CIO provides our
UBS House
View
,

identifying

investment

opportunities

designed

to

protect
and increase our clients’ wealth over the longer term.
Regional

client

strategy

teams

use

direct

client

feedback,
findings from

periodic
Investor Watch

surveys and

insights from
the Smart Technologies

& Advanced

Analytics Team

to deepen

our
understanding

of

clients’

needs.

Our

product

specialists

deliver
inves
tment

solutions
,
including

our

flagship

investment
mandates, as well

as innovative

long-term themes

and sustainable
investment offerings.

Clients

benefit

from

our

comprehensive

expertise,

including
wealth

planning,

investing,

sustainability

and

impact

investing,
philanthropy,

corporate

and

banking

services,

as

well

as

family
advisory

services.

We

also

offer

extensive

mortgage,

securities-
based and structured lending expertise.
In 2020, we became the first

major global financial institution
to make sustainable

investments the preferred solution

for private
clients

investing

globally.

This

focus

led

to

high

levels

of

client
activity in

2021 and reflected

both our own

belief in sustainable
and

impact

investing

from

a

performance

perspective

and
increased

client

demand

for

relevant

advice

and

solutions.

Our
discretionary

offerings

aligned

to

our
s
ustainable

investing

strategic

asset

allocation

exceeded

USD 30

billion

in

invested
assets as of 31 December 2021.
Our

clients

accounted

for

75%

(USD 647

million)

of

MPM
Capital’s Oncology Impact

Fund 2 (OIF

2), which closed in

2021,
following the record-setting success of the

UBS Oncology Impact
Fund (OIF 1) in

2016. UBS clients

invested more than

USD 1 billion
across both

Funds. OIF 2

is one

of the

largest dedicated

impact
investment funds in biotech history.
1

›

Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about sustainability matters

We also continue

to broaden our offering

across asset classes
and

themes,

collaborating

with

external

partners,

such

as
Rockefeller

Asset

Management,

Rethink

Impact

and

Bridge
Investment Group, to provide clients with access to differentiated sustainable and impact investing opportunities.
We constantly

work on

responding swiftly

to changing

client
needs

and

further

differentiating

our

leading

discretionary

and
advisory mandate offerings. As part

of our long-term cooperation
with

Partners

Group,

we

have

enhanced

our

offering

by
broadening

access

to

private

equity.

Clients

can

diversify

their
mandates into

private equity

by accessing

fully paid-in

solutions
provided by Partners Group and UBS.
In

2020,

we

launched
UBS

Manage

Advanced

[My

Way]
,

a
solution

enabling

clients

to

truly

individualize

their

portfolios.
Based

on

strong

momentum,

client

demand

and

inflows,

we
intend to expand this solution into other markets.
›

Refer to “Clients” in the “How

we create value for our
stakeholders” section and “Leveling up

technology” in the “Our
strategy” section of this report for more information

about
innovation and digitalization

1

Based on a review of healthcare thematic funds using data from PitchBook as of August 2021; impact investing definitions may vary.

Our strategy, business model and environment

| Our businesses

Personal & Corporate Banking
As

a

leading

Swiss

personal

and

corporate

bank,

we

provide
comprehensive

financial

products

and

services

to

private,
corporate and institutional clients. Personal & Corporate Banking is the core of our universal bank in Switzerland.
Organizational changes
On

1 July

2021,

the

Personal

&

Corporate

Banking

Operations
team was formally integrated into Personal & Corporate

Banking,
following

the

Group-wide

decision

to

move

each

of

the

firm’s
business-aligned Operations

teams into

their respective

divisions
in

order

to

become

even

more

client-centric,

agile

and

digital,
while creating a seamless experience for our clients.

Our focus
Continu ed
innovation

and

constant

customer

focus

are

the
factors that differentiate us, as a market

leader across all business
areas we strive to grow at a rate higher than the market. We aim to be digital at the core: our

client promise is to bring the bank

to
the app, enabling a user experience

that is personalized, relevant,
on-time

and

seamless.

Even

before

the

COVID-19

pandemic,
digitalization had become a major part of

our everyday lives. The
pandemic has increased its relevance and accelerated the pace of technological change.
To

drive

this

transformation,

we

need

to

better

connect
business and

technology, focus

on the

needs of

our clients,

and
empower our

teams end to

end; in

other words, we

need to be
agile.

The agile

transformation is

essential for

every part

of our
organization.

Agile

is

not

new

to

us

–

we

previously

gained
experience with the
Digital Factory

and
Lighthouses

– but we are
now scaling it to

the next level. In 2021,

we set up a new

virtual
Agile Delivery Organization
.

›

Refer to “Clients” in the “How we create value

for our
stakeholders” section and “Leveling up

technology”

in the “Our
strategy” section of this report for more information

about
innovation and digitalization

In 2021,

we brought

additional sustainable

finance solutions
to

the

market.

We

introduced
Green

Mortgages

brokered

via
key4
, the first Swiss

real estate platform for investment

properties
offering

sustainable

mortgages

in

Switzerland.

In

addition,

we
now offer Swiss retail

clients
Renovation Mortgages

that provide
preferential interest rates

to support energy-efficient

renovations
and construction. On the investment side, we complemented our
UBS Vitainvest

product family

with a

passive solution,

making it
possible

to

invest

for

retirement

in

a

sustainable

way

through
Swiss third-pillar pension funds and vested benefits accounts. We also launched the innovative
UBS Sustainability Analytics

offering,
helping
institutional

clients

to

achieve

full

transparency

by
screening their portfolios with regard to sustainability aspects.
›
Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about sustainability-related topics

We

collaborate

with

other

companies

to

better

satisfy

our
clients’

diverse needs. For example, in 2021, we

started a project
with

Swiss

fintech

start-up

Yokoy

to

provide

extensive

cash
management   services   to
corporate

clients,

from

automated
generation of expense reports to validation of supplier invoices.

How we operate
We operate

primarily

in our Swiss

home market.

With our Personal
Banking and

Corporate & Institutional Clients business areas,

we
are

organized into

10

regions, covering

distinct Swiss

economic
areas. Due to increasing client demand for remote access

and the
increased offering via

our in-demand digital and remote

channels,
in the first quarter

of 2021 we reduced our

branch network by

44
branches

to 195

branches.

This followed

the closure

of 28

branches
in 2020.
We also

support

the international

business

activities

of our

Swiss
corporate

clients

through

local

hubs

in

New

York,

Frankfurt,
Singapore and

Hong

Kong

SAR.

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

Credit

Suisse,

cantonal
banks and globally active

foreign banks are our main competitors.
We

compete in

basic banking

services, cash management, trade
and
export

finance,

asset

servicing,

investment

advice

for
institutional clients, corporate finance and lending, and

cash and
securities

transactions

for banks.

Our strategy, business model and environment

| Our businesses

What we offer
Our personal banking

clients have access

to a comprehensive,

life-
cycle-based

offering,

a

broad

range

of

basic

banking

products,
from

payments

to

deposits,

cards,

and

convenient

online

and
mobile

banking,

as

well

as

lending

(predominantly

mortgages),
investments and retirement services. This is

complemented by our
UBS

KeyClub

reward

program,

which

provides

clients

in
Switzerland with exclusive and attractive offers (some from third-
party

partners).

We

work

closely

with

Global

Wealth
Management to provide our clients with access to leading private banking and wealth management services.
Our

corporate

and

institutional

clients

benefit

from

our
financing and investment solutions

,

in particular access to

equity
and debt capital

markets, syndicated

and structured

credit, private
placements,

leasing,

and

traditional

financing.

We

offer
transaction banking solutions

for payment and

cash management
services, trade

and export

finance, and

global custody

solutions
for institutional clients.
We

work

closely

with

the

Investment

Bank

to

offer

capital
market and

foreign exchange

products, hedging

strategies, and
trading

capabilities,

as

well

as

corporate

finance

advice.

In
cooperation with

Asset Management,

we also

provide fund

and
portfolio management solutions.
›

Refer to “ Delivering one ecosystem ” in this section for examples of the joint efforts of the business divisions

Asset Management
Asset

Management

is

a

large-scale

and

diversified

global

asset
manager,

with

USD 1.2

trillion

in

invested

assets.

We

offer
investment capabilities and

styles across all

major traditional and
alternative asset

classes, as

well as

advisory support to

institutions,
wholesale intermediaries and Global Wealth Management clients around the world.
Organizational changes
Following the sale of our majority stake in 2020, in 2021 we sold our remaining

minority investment

(48.8%) in Clearstream

Fund
Centre

AG

(previously

Fondcenter

AG)

to

Deutsche

Börse

AG.
Long-term commercial cooperation arrangements

remain in place
for

the

provision

of

services

by

Clearstream

to

UBS,

including
collaboration on jointly servicing banks and insurance

companies.
On 1 July 2021, the Asset Management

Operations team was
formally integrated

into Asset

Management, following

the Group-
wide

decision

to

move

each

of

the

firm’s

business-aligned
Operations

teams

into

their

respective

divisions

in

order

to
become even more client-centric, agile and digital, while creating a seamless experience for our clients.

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
our

world-class

capabilities

through:

product

and

service
innovation; dedicated research;

integrating environmental, social
and

governance

(ESG)

factors

into

our

investment processes

by
leveraging

our

proprietary

analytics;

and

active

corporate
engagement.

During

2021,

we

enhanced

our

ESG

methodology

and

data
sets, deepened the

integration of carbon

data into

our investment
processes,

and

worked

to

expand

our

ESG

integration

across
alternative

asset

classes.

We

also

increased

the

entire

range

of
UBS sustainable exchange-traded funds

(ETFs), which represented
USD 40 billion in invested assets

as of 31 December 2021. These
ETFs

provide

exposure

to

various asset

classes

with

significantly
lower carbon

intensity compared

with their

respective market

cap-
weighted parent

indices and

help investors

to both

reduce their
climate risks and benefit from opportunities arising from the shift toward a lower-carbon economy.
In addition, we

continued to expand

our Climate Aware

suite
of

products

and

our

Climate

Aware

invested

assets

grew

to
USD 23

billion,

a

53%

increase

year

on

year.

Our

sustainability
focus and impact invested assets totaled

USD 172 billion, a 77%
increase year on year.
As

a

founding

member

of

the

Net

Zero

Asset

Managers
1

initiative, we published an

interim target and have

committed to
align USD 235

billion of invested

assets by

2030. We

are one of
the largest

and most

diversified firms

to have

set a

2030 target
and we

continue to

work with

our clients,

standard setters

and
industry bodies to

help develop

the new methodologies,

tools and
data needed by investors to effect further change.
›

Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about sustainability matters

In

response

to

the

increasing

importance

of

private

markets
and

alternative

investments,

we

are

building

on

our

existing
expertise in these areas, including our real estate and hedge fund businesses, as well as

our capabilities across

infrastructure, private
equity and private debt.

We

also

continue

to

develop

our

award-winning
2
  indexed
businesses

globally,

including

ETFs

in

Europe,

Switzerland

and
Asia. We focus on sustainable

investing across our index product
range

and

provide

customization

while

leveraging

our

highly
scalable platform.

›
Refer to “Clients” in the “How we create value

for our
stakeholders” section and to “Leveling

up technology” in the
“Our strategy”

section of this report for more information

about
innovation and

digitalization

Geographically,

we

are

building

on

our

extensive

and

long-
standing presence in the Asia Pacific region.

In China, one of the
world’s fastest-growing asset management markets,

we continue
to

invest

in

our

leading

presence

and

products,

both

on-

and
off-shore, and are ranked as the number one foreign manager of inbound invested assets in Greater China.
3

In the

rapidly evolving

and attractive

wholesale segment,

we
aim

to

significantly

expand

our

market

share

through

a
combination

of

measures:

a

continued

increase

in

the

share

of
clients’

business;

expansion

of

our

strategic

partnerships

with
distributors; the

build-out of

our client

service and product

shelf
offerings;

and

the

launch

of

new

white-labeling

and
implementation capabilities.

1
netzeroassetmanagers.org
2
Passive Manager of the Year in the Insurance Asset

Risk EMEA Awards, January 2021 and ranked fourth

largest ETF provider in Europe as of December 2021 (source: ETFGI).
3
Ranking compiled by Broadridge in October 2021.

Our strategy, business model and environment

| Our businesses

We

also

continue

our

joint

efforts

with

the

other

business
divisions, in particular with Global

Wealth Management, enabling
our

teams to

draw

on

the best

ideas,

solutions

and capabilities
from

across

the

firm

in

order

to

deliver

superior

investment
performance

and

experiences

for

our

clients.

For

example,

the
separately

managed

accounts

initiative

with

Global

Wealth
Management

in

the

US

generated

USD 27

billion

in

net

new
money inflows

in 2021

and USD 127

billion in

invested assets.

This
firmly

positions

us

to

capture

attractive

opportunities

in

other
channels by

leveraging our

world-class expertise

and capabilities
to meet growing client demand.

›
Refer to “ Delivering one ecosystem ” in this section for examples
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

is organized into

five areas: Client

Coverage,
Investments, Real Estate

& Private Markets,

Products and the

COO
(Operations).

We cover

the main

asset management

markets globally,

and
have

a

local

presence

in

23

locations

across

four

regions:

the
Americas, Asia Pacific,

EMEA and Switzerland.

We have nine

main
hubs: Chicago, New York,

London, Zurich, Singapore,

Hong Kong
SAR,

Shanghai, Tokyo and Sydney.

Our

main

competitors

are

global

firms

with

wide-ranging
capabilities and distribution

channels, such

as Amundi,

BlackRock,
DWS,

Goldman

Sachs

Asset

Management,

Invesco,

JPMorgan
Asset

Management,

Morgan

Stanley

Investment

Management
and Schroders,

as

well as

firms with

a

specific market

or

asset-
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

exchange-
traded

funds),

as

well

as

sustainable

and

impact

investing
products and solutions.
Our Investment Solutions

business draws on

the breadth of

our
capabilities

to

offer:

asset

allocation

and

currency

investment
strategies across the risk–return

spectrum; customized multi-asset
solutions,

advisory

and

fiduciary

services;

and

multi-manager
hedge fund solutions and advisory services.

Investment Bank
The Investment

Bank provides

services to institutional,

corporate
and wealth management

clients, helping them

raise capital,

invest
and manage risks, while targeting attractive and sustainable risk-
adjusted returns for shareholders. Our traditional strengths are in equities, foreign exchange, research, advisory services and capital markets, complemented by

a targeted rates

and credit platform.
We

use our

data-driven

research

and

technology capabilities

to
help clients

adapt to

evolving market

structures and

changes in
regulatory,

technological, economic and competitive landscapes.
Aiming

to

deliver

market-leading

solutions

by

using

our
intellectual capital and electronic platforms, we work closely with
Global Wealth

Management, Personal &

Corporate Banking and
Asset Management to

bring the best

of UBS’s capabilities

to our
clients.

We

do

so

with

a

disciplined

approach

to

balance

sheet
deployment and costs.

Organizational changes
In February 2021, we announced that Piero Novelli,

Co-President
Investment Bank,

would step down,

and, effective

1 April 2021,
Robert

Karofsky,

Co-President

Investment

Bank,

was

appointed
sole President Investment Bank.
On

1 July

2021,

the

Investment

Bank

Operations

team

was
formally

integrated

into

the

Investment

Bank,

following

the
Group-wide decision to move each of the firm’s business-aligned
Operations

teams

into

their

respective

divisions

in

order

to
become even more client-centric, agile and digital, while creating a seamless experience for our clients.
In

January

2022,

Global

Research

and

the

Strategic

Insights
team, formerly part of Evidence Lab Innovations, were integrated into the Investment Bank as Investment

Bank Research. This new
setup has better aligned our research coverage with the needs of our

clients,

while

continuing

to

provide

research

and

analytical
services across the firm.
Our focus
Our priority

is provi

ding seamless

client

service and

high-quality
execution, through disciplined growth in

the capital-light advisory
and

execution

businesses,

while

accelerating

our

digital
transformation.

We

aspire

to

provide

best-in-class

services

and
solutions to our corporate, institutional and wealth management clients through

an integrated,

solutions-led approach.

In Global
Banking,

we position

ourselves as

trusted advisors

via our

deep
client coverage and ability to

provide

access to the full capabilities
of UBS.
Our

global

coverage

model

utilizes

our
vast   international
industry expertise and product

capabilities to meet the

emerging
needs of clients. We

provide clients with excellence in

execution,
financing

and

structured

solutions

through

our

Global

Markets
franchise.
In

Global

Markets,

our

sharpest

competitive

edge
comes from coordinating

our services across

a wide range

of asset
classes and products. We provide

nimble, innovative and bespoke
access

to

solutions,

from

market

and

insight

tools

to

trading
strategies and execution.
Investment Bank Research continues to publish research based on

primary

data

to

concentrate

on

data-driven

outcomes

and
offer

clients

key

insights

on

securities

and

themes

in

major
financial

markets

around

the

globe.

In

April

2021,

Research
entered into a strategic partnership

with Lynk Global, an artificial-
intelligence-driven

knowledge-as-a-service

platform,

to

help
clients

make

better,

more

informed

investment

and

business
decisions. In September 2021, we

announced a strategic research
redistribution

agreement

with
Wind,

the

leading

financial
information provider in China, to offer onshore content to clients who invest

through Wind. Investment

Bank Research

was also a
founding

partner

and

investor

in

Visible

Alpha,

a

model
aggregation platform that

is now firmly

embedded in many

of the
workflows of our core clients.
Our digital strategy harnesses technology

to provide access to
a

wide

range

of

sources

of

global

liquidity

and

differentiated
content. The Investment Bank strives to be the digital investment bank of

the future,

taking our

best ideas

and turning

them into
reality,

with

innovation-led

businesses

driving

efficiencies

and
solutions.
We

aim

to

develop

new

products

and

solutions
consistent

with

our

capital-efficient

business

model,

which

are
most

often

related

to

new

technologies

or

changing

market
standards.

In

February

2021,

we

announced

the

creation

of

a

single
Digital

Platforms

function

within

the

Investment

Bank

across
Global Markets and

Global Banking, utilizing

digital competencies
to

benefit

all

products

and

maximizing

the

return

on

our
technology

spend

in

close

partnership

with

Group

Technology.
Digital Platforms

combines product expertise with deep technical
know-how, aiming to reduce the number

of systems and increase
automation,

maximizing

client

impact,

revenue

and

digital
adoption. The
Digital Platforms

function was an

early adopter of
Agile@UBS
,

an

evolution

of

the

historically

close

collaboration
with

our

Chief Data

and Information

Office, creating

long-lived
teams that learn and continuously

improve,

which in turn attracts
the best talent.
Our
Investment

Bank

Accelerated

Digital

Agile

Platform
Transformation

initiatives form

the basis

of our

digital roadmap,
with the ambition of hav ing
a

simplified

and

ultra
- modern
technology landscape that is

secure and stable,

where we re-use
more

of

everything

and

where

the

platforms

work

together

to
drive progress toward our overall strategic imperatives.
›
Refer to “Clients” in the “How we create value

for our
stakeholders” section and to “Leveling

up technology” in the
“Our strategy” section of this report for more information

about
innovation and digitalization

Our strategy, business model and environment

| Our businesses

Our

global

reach

gives

attractive

options

for

growth.

In

the
Americas,

the

largest

investment

banking

fee

pool

globally,

we
focus on increasing market share in our

core Global Banking and
Global

Markets

businesses.

In

Asia

Pacific,

opportunities

arise
mainly from

expected market internationalization

and growth

in
China,

where

we

plan

to

grow

by

strengthening

our

presence,
both

onshore

and

offshore.

In

EMEA,

we

plan

to

leverage

our
strong base and brand recognition even further.
Joint

efforts

between

the

Investment

Bank

and

the

other
business

divisions

(for

example,

our

work

with

Global

Wealth
Management on the Unified Global

Markets team and the Global
Lending Unit) and, externally, strategic partnerships (for example,
UBS

BB

jointly

with

Banco do

Brasil,

focused on

Latin

America)
continue to be key strategic priorities. We expect

these initiatives
to

continue

to

lead

to

growth

by

delivering

global

products

to
each region, leveraging

our global connectivity

across borders and
sharing and strengthening our best client relationships.

›

Refer to “ Delivering one ecosystem ” in this section for examples of the joint efforts of the business divisions
How we operate
Our business

division consists

of two

areas: Global

Banking and
Global

Markets
,

supported

by

Investment

Bank

Research.
Governed

by

the

Executive,

Operating,

Risk,

and

Asset

and
Liability

forums,

each

business

area

is

organized

globally

by
product.

Our

geographically

balanced

business

has

a

global
reach,

with a presence

in more

than 30

countries and

offices in
ten major

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
›
Refer to “ Delivering one ecosystem ” in this section for examples of the joint efforts of the business divisions
What we offer
Our Global Banking business advises clients

on strategic business
opportunities,

such as mergers, acquisitions and related

strategic
matters, and helps them raise

capital, both on public and private
markets, to fund their activities.

Our

Global

Markets

business

enables

clients

to

buy,

sell

and
finance securities

on capital

markets worldwide,

and to

manage
their

risks

and

liquidity.

We

distribute,

trade,

finance

and

clear
cash

equity

and

equity-linked

products,

as

well

as

structuring,
originating and

distributing new

equity and

equity-linked issues.
From origination and distribution to managing risk and providing liquidity in foreign

exchange, rates, credit

and precious metals,

we
help clients to realize their financial goals.

Our

Investment

Bank

Research

business

offers

clients
differentiated

content
about
major

financial

markets

and
securities around

the globe,

with coverage

of over

3,000 stocks
in 24

countries. The

Strategic Insights

team provides

timely and
relevant

information

and

insights

to

help

clients

quickly

make
decisions regarding their most important questions.
We

seek

to

develop

new

products

and

solutions

consistent
with our capital-efficient business model, typically related to new technologies or changing market standards.

›
Refer to “Clients” in the “How we create value

for our
stakeholders” section and to “Leveling

up technology” in the
“Our strategy” section of this report for more information

about
innovation and digitalization

The Investment

Bank is

focused on

meeting the

needs of

clients
with

regard

to

environmental,

social

and

governance

(ESG)
considerations

and

sustainable

finance,

helping
to reshape
business

models

and

investment

opportunities

and

to

develop
sustainable finance products and solutions

across the Investment
Bank. Since

2005, we

have addressed

increasing client

demand
for

sustainable

investing
by
providing

thematic

and

sector
research

and

investment

solutions

through

socially

responsible
and

impact

exchange-traded

funds

and

index-linked

notes.

In
addition,

we

offer

capital-raising

and

strategic

advisory

services
globally to companies that make positive contributions to climate change

mitigation

and

adaptation.

We

provide

advice

on
innovative financing strategies, guiding clients through

inaugural
green issuances and

positioning them in

multi-currency markets.
In

September

2021,

we

announced

the

formation

of

our

ESG
Advisory team

in Global

Banking, aiming

to support

our clients’
sustainability

strategies.

As

part

of

the

Group’s

net-zero
commitments, the Investment Bank has developed science-based intermediate emission targets for 2030 for its lending business in priority sectors (fossil fuels and power generation).

In June 2021,
we

announced

the

inaugural

launch

of

two

senior

unsecured
green bonds under our Green Funding Framework.
›
Refer to the “Taking action on a net-zero future – our climate report” section of the Sustainability Report

2021, available from
11 March 2022 under “Annual reporting” at ubs.com/investors , for more information about the Investment

Bank’s targets for its
lending business

Our strategy, business model and environment

| Our businesses

Group Functions
Group

Functions

provides

services

to

the

Group,

focusing

on
effectiveness,

risk mitigation and efficiency. Group Functions also
includes the Non-core and Legacy Portfolio unit.
How we are organized
Group Functions
The

major

areas

within

Group

Functions
  are Group Services
( which consist s   of
Technology,

Corporate

Services,

Human
Resources,

Finance, Legal,

Risk Control,

Compliance, Regulatory
&

Governance
,
Communications

&

Branding
,   and Group
Sustainability

and

Impact),

Group

Treasury

,

and

Non-core

and
Legacy Portfolio.

In

recent

years
,
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

On 1

July

2021,

following

the Group

-wide decision

to

move
each

of

the

firm’s

business-aligned

Operations

teams

into

their
respective divisions

in order

to become

even more

client-centric,
agile

and

digital,

while

creating

a

seamless

experience

for

our
clients, each of the Operations

teams were formally moved out

of
Group

Functions

and

integrated

into

the

respective

business
divisions.
Non-core and Legacy Portfolio, a small residual set of activities in Group Treasury

and certain other

costs that are

mainly related
to

deferred

tax

assets

and

costs

relating

to

our

legal

entity
transformation program are all retained centrally.

Group Treasury
Grou p Treasury   manages
balance

sheet
structural

risk
(e . g.,
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
the

Group

Chief
Financial Officer ,   its
portfolio

also

includes
positions

relating

to

legal

matters

arising

from

businesses
transferred to it at the time of its formation.
›

Refer to “Note 18 Provisions and contingent

liabilities” in the
“Consolidated financial statements” section

of this report for
more information about litigation, regulatory and

similar
matters

Our environment
Market climate
Global economic developments in 2021
2021

was

a

positive

year

for

the

global

economy

and

most
markets. Growth rebounded,

with the global

economy expanding
6.1%,

after

contracting

3.0%

in

2020.

The

recovery

was

also
broad

based,

with

all

major

nations

experiencing

a

revival

in
demand as pandemic restrictions

were gradually relaxed

and the
policies of major central banks remained supportive.

Swiss GDP increased

3.5% in 2021,

after decreasing 2.5%

in
2020. US GDP grew 5.7%, after decreasing 3.4%. The Eurozone
economy

expanded

5.2%,

after

contracting

6.5%

in

the

prior
year. UK GDP

increased 7.2% in 2021,

after a decrease

of 9.4%
in 2020.
China’s economy

grew 8.1%,

up from

2.2% in

2020, although
momentum slowed toward

the end of

2021 and into

2022. Other
leading Asian economies recovered strongly in 2021, with India’s
GDP growing 8.7%, Singapore’s

GDP increasing 7.6% and South
Korea’s

GDP

expanding

3.9%.

Japan

experienced

less

growth,
with GDP increasing 1.7% after a 4.5% contraction in 2020.
Growth

in

the

top

emerging

markets

was

mixed,

with

a
moderate 1.7% growth

rate in Thailand

and 3.7% in

Indonesia,
compared with a more

robust 5.3% in

Mexico and 4.5%

in Brazil.

Elevated inflation emerged

as a

concern through 2021

in much
of the world, as the pandemic continued to disrupt supply chains and shift patterns of demand. By the end of

the year, US inflation
was

running

at

the

fastest

pace

since

1982

on

a

year-on-year
basis.

This

caused

the

US

Federal

Reserve

to

move

toward
monetary

tightening,

announcing

a

scaling

back

of

asset
purchases and pointing toward rate rises. Inflation was contained in

Switzerland, at

0.6%

for the

year,

but

climbed swiftly

in the
Eurozone,

from

0.3%

in

2020

to

2.6%

in

2021.

Meanwhile,
prices in Japan declined 0.2% in 2021, having been flat in 2020.

Financial

markets
,
both

equities

and

fixed

income
,   were
resilient in the

face of continuing

waves of COVID-19 infections.
Global equities delivered total

returns of 18.5% in

2021. The US
outperformed :
MSCI

USA

delivered

total

returns

of

27%,
outperforming the MSCI

All Country

World index by

8 percentage
points

and

taking

its

share

of

the

global

index’s

market
capitalization to a

record level of

48%. The Eurozone,

Japanese,
Swiss and UK equity markets

all gained ground. China, however,
was an underperformer: after

reaching a record high

in February
2021,

MSCI

China declined

over the

rest

of

the year,

driven by
increased

regulation

on

the

technology

and

property

sectors,
energy

shortages,

and

a

slowing

economy.

The

index

delivered
negative

returns

of

22.4%

in

2021,

negatively

impacting

the
performance of the MSCI Emerging Markets

index overall, which
decreased 2.5% in 2021.

Government

bond

markets

were

also

resilient,

especially
against a backdrop of

historically high inflation. The

yield on 10-
year US Treasuries

ended the year

at 1.5%, only

a modest

increase
from

0.9%

at

the

start

of

the

year.

With

inflation

rising,

but
nominal yields staying

low, US real yields

traded as low as

minus
1.2%,

the

lowest

level

since

the

inception

of

the
  Treasury
inflation-protected securities

(TIPS) market

in 1997.

The yield

on
10-year German Bunds remained negative through 2021, ending
the year at minus 0.18%.

Our strategy, business model and environment

| Our environment

Industry trends
Although
our

industry

has

been

heavily
affected

by

various
regulatory

developments

over

the

past

decade
, technological
transformation
and

changing

client

expectations
are   further
emerging

as

key

drivers

of

change

today,

increasingly

affecting
the competitive landscape,

as well as

our products, service

models
and operations. In parallel,

our industry continues to

be materially
driven

by

changes

in

financial

market

and

macroeconomic
conditions.
Client expectations

As technology

progresses, clients

more rapidly

redefine the

way
they live, work and interact

with others. This is reshaping

clients’
expectations

toward

financial

services

firms,

as

their

reference
points are increasingly influenced by experiences with companies outside our sector,

where technology-supported and

data-driven
solutions

are

progressively

enabling

a

more

seamless

and
improved

client

experience.

These

services

often

focus

on
convenience

and

personalization,

and

drive

toward

holistically
addressing

clients’

needs

and

facilitating

community

building.
Therefore

our

franchise

needs

to

evolve,

as

clients

measure

us
against new standards.
Sustainability
Markets

around

the

world

are

undergoing

a

profound
transformation as company business models evolve and investors factor

in

the

transition

to

a

low-carbon

economy

and

other
sustainable themes with regard to investment risk and return.

Shifting societal

values and

greater regulation

are supporting
client

demand.

Investors

are

adding

sustainable

investing
strategies to

their portfolios,

with the

fastest growth

around funds
focused on

climate. Industry

inflows into

sustainable funds

have
accelerated during

the COVID-19

pandemic and

the sustainable
investing market share remains above pre-pandemic levels.

Our view is that this trend

plays to UBS’s strengths, as

we have
been at the forefront

of sustainable finance for

over two decades,
making

us

well

placed

to

continue

developing

the

innovative
products and solutions our institutional and private clients need.
›

Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about sustainability matters
Digitalization
Digitalization in the financial

services industry is accelerating

and
has

been

given

further

momentum

by

the

ongoing

COVID-19
pandemic. Banks have

demonstrated their ability

to take on

a vast
increase

in

the

number

of

clients

switching

to

digital

channels
while

ensuring

operational

resilience.
As

a

result,

c
lients
increasingly trust

digital solutions

and are

now demanding

even
more seamless, personalized digital products and services

tailored
to

their

needs.

Regional

and

demographic

differences

in

the
acceptance and

use of digital

technologies are

narrowing across
all

client segments,

thus increasing

the number

of digital

users.
This

trend

requires

financial

institutions

to

focus

even

more

on
fully

digital

and

digitally

enhanced

service

models

and

digitally
enabled ecosystems.

As governments

reacted to

the outbreak

of the

pandemic by
impos ing   restrictions
on

physical
interactions,

digital
communication,

with

clients

and

employees

alike,

established
new remote ways of working,

which are expected to also

be used
by some companies

in post-pandemic scenarios,

enabling them

to
attract

an

even

wider

array

of

talent

than

before.

The
digitalization

of

the

financial

services

industry

has

led

to

a
structural shift

in the

workforce: more

and better

engineers are
required to

keep banks at

the forefront

of technology, thus

setting
them into direct competition with technology companies beyond the borders of the financial sector.
Continuous

investment

in

technology

is

driving

automation
and simplification

of labor-intensive processes,

improving banks’
operational efficiency and freeing up resources

to focus on client
needs.

Decision

making

is

becoming

increasingly

data-driven,
with advanced analytics

and artificial intelligence

enabling banks
to address client needs in an even more targeted manner.

Nascent

technologies,

such

as

distributed

ledger

technology,
are expected

to mature

over the

coming years

and are

likely to
reshape

our

industry.

They

provide

opportunities

to

overcome
existing financial system

frictions, broaden access

to underbanked
communities

and

make previously

unviable

products or

services
available to the financial services industry.
Consolidation
Many regions

and businesses

in the

financial services

sector are
still highly fragmented. We expect further consolidation, with the key

drivers

being

ongoing

margin

pressure,

a

push

for

cost
efficiencies

and

increasing

scale

advantages

resulting

from

the
fixed

costs

of

technology,

and

regulatory

requirements.

Many
banks

currently

seek

increasing

exposure

and

access

to

regions
with attractive growth

profiles, such as Asia

and other emerging
markets, through local acquisitions or partnerships.

The increased
focus on

core capabilities

and geographical

footprint, as

well as
the

ongoing

simplification

of

business

models

to

reduce
operational and compliance

risks, is

likely to

drive further

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
further
disintermediation

of

banks

by

new

competitors.

Over

the

long
term, we believe large platform companies

entering the financial
services industry could

pose a significant

competitive threat, given
their

strong

client

franchises

and

access

to

client

data,

if

they
decide

to broaden

the scope

of their

services. Fintech

firms are
gaining

momentum,
which

has

been
accelerated

by

the
COVID-19 pandemic, causing

increased use of

remote solutions.
However,

such

firms

have

not

to

date

materially

disrupted

our
asset-gathering

businesses.

The

trend

for

forging

partnerships
between

new

entrants

and

incumbent

banks

is

continuing,

as
technology and innovation help banks overcome new challenges.

Regulation
Although the

impact of

the COVID-19

pandemic is

still evident,
regulators are re-focusing their attention toward policy areas that were

already

in

motion

before

the

pandemic

started,

including
prudential

regulation

and anti-money

laundering (AML),

and to
emerging

policy

topics,

particularly

in

the

areas

of

digital
innovation and environmental, social and governance (ESG).
Sustainable

finance

and

climate

risk
were
a

key

focus

of
policymakers in

2021, with

the United

Nations Climate

Change
Conference

(COP26)

acting

as

a

catalyst

for

action.

We

expect
further

policy

developments,

including

in

the

areas

of

climate-
related disclosures, climate-related financial risks and ESG.

The

acceleration

of

the

digital finance

agenda,

which

in

part
resulted from

the COVID-19

pandemic, continues

to trigger

action
from regulators and

this will likely

further intensify. Among

such
action,

we

expect

further

progress

on

the

regulation

of
cryptoassets and stablecoins,

as well as on

the ongoing work on
central bank digital currencies and digital engagement practices.
The national implementation

of the Basel

framework remains
another

important

focus

area,

but

there

is

a

significant

risk

of
divergence in

the timing

of implementation,

as well

as the

content
of

the

provisions.

EU

authorities

have

proposed

a

package

of
measures aimed at implementing the remaining

Basel III elements
by 2025, i.e., two years after

the timeline envisaged by the Basel
Committee

on

Banking

Supervision,
  while
the

authorities

in
Switzerland and the

UK are expected

to consult on

their approach
in 2022. Implementation

in Switzerland is

expected in 2024

and
in the UK no earlier

than March 2023. Implementation in

the US
is still uncertain.

In

addition,

regulatory

authorities

continue

to

refine

existing
regulations,

including the finalization

of the Swiss

too-big-to-fail
framework,

with

a

current

focus

on

additional

liquidity
requirements for systemically important banks. The regulators are also

advancing

the

regulatory

framework

in

key

policy

areas,
including

anti-money

laundering,

operational

resilience

and
outsourcing arrangements, and putting an emerging policy focus on diversity and inclusion.

Finally,

central

banks

and

regulators

continue

to

learn

the
lessons

from

the

COVID-19

pandemic.

An

important

area

of
concern

is

understanding

the

effects

of

contagion

in

financial
markets, particularly financial stability

risks emanating from non-
bank financial institutions.
Many

of

these

developments

are

taking

place

in

an
environment

characterized

by

significant

political

uncertainties,
including

geopolitical

tensions

that

could

pose

additional
challenges to

the provision of

cross-border financial services

and
rapidly evolving societal

expectations toward financial

institutions.
We believe

the adaptations

made to

our business

model and
our

proactive

management

of

regulatory

change

put

us

in

a
strong

position

to

absorb

upcoming

changes

to

the

regulatory
environment.
›
Refer to the “Regulatory and legal developments”

and “Capital,
liquidity and funding, and balance sheet”

sections of this report
for more information
Wealth creation
1

Despite the economic tumult related to the pandemic, the global high

net

worth

individual

population

and

financial

wealth
increased in 2020 6.3% and 7.6%, respectively.

The

United

States

continued

to

lead,

with

high

net

worth
individual wealth

growth of

12.3%; in

Asia Pacific,

such wealth
expanded 8.4% and in

Europe 4.5%. In line with

previous trends,
the ultra

high net

worth individual

segment led

wealth growth,
with an average

of 9.1%. Today,

44% of global

financial wealth
is

concentrated

in

North

America,

followed

by

Asia

(26%)

and
Europe (21%).
2

By

segment,

approximately

a

third

of

global

high

net

worth
individual wealth

is held

by individuals

with wealth

in excess

of
USD 30

million,

23%

by

individuals

with

wealth

ranging

from
USD 5 million to USD 30 million

and the remaining approximately
43%

is within

the wealth

segment between

USD 1 million

and
USD 5 million.

Wealth

is being

created at

a faster

rate for

a number

of key
client groups, including

female clients and

entrepreneurs. We also
see significant

wealth transition

to the

next generation

over the
coming decade.
The outlook for

wealth remains positive,

with North America,
Asia (excluding Japan)

and Western Europe

expected to account
for 87% of

new financial

wealth growth

worldwide between

now
and 2025.
2

Wealth transfer
Demographic

and

socioeconomic

developments

continue

to
generate shifts in wealth. Over the next 10 to 15 years, the “next gen,” composed of individuals

currently between the ages

of 20
and

50,

will

be

an

influential

driver

of

future

growth,

as

those
people

accumulate

significant

financial

wealth

from

inheritance
or liquidity events.
2

1
All the figures are from

the Capgemini World

Wealth Report 2021

unless otherwise stated and

refer to the 2020

financial year.

The Capgemini World

Wealth Report 2021 defines

wealth segmentation as

follows:
those with wealth of greater than USD 30 million are classified as ultra high net worth individuals; USD 1–30 million for high net worth individuals.
2
Based on BCG Global Wealth Report 2021. Wealth concentration is based on financial assets by regions and excludes real assets and liabilities.

Our strategy, business model and environment

| Our environment

As

a

group,

next

gens

have

a

longer

investment

horizon,

a
greater appetite for risk

and often a desire

to use wealth to

create
a positive societal impact alongside investment

returns. As shown
in

the Wealth-X

report “World

Ultra

Wealth Report

2021,”

the
proportion of

ultra-wealthy women

has also

been on

a gradual
upward

trend

in

recent

years,

reflecting

changing

cultural
attitudes

and

growth

in

female

entrepreneurship,

as

well

as
wealth transfers between generations.

We

are

responding

to

the

evolving

wealth

landscape

with a
framework that addresses all aspects

of our clients’ financial lives,
called
UBS Wealth Way
. It begins with discovery

questions and a
conversation with clients about

what is most important

to them.
We

help

clients

organize

their

financial

life

along

three

key
strategies:
Liquidity
to

help

provide

cash

flow

for

short-term
expenses;
Longevity
for

long-term needs;

and
Legacy
for

needs
that go beyond their own and help improve

the lives of others, a
key part of wealth transfer planning.
Search for yield
Since

the beginning

of

the COVID-19

pandemic, investors

have
faced a very different investment landscape when compared with the

last

decade,

with

higher

rates

of

economic

growth

in
developed markets and most notably higher inflation.

Nevertheless,

we expect

changes in

monetary policies

of

the
central banks of

Switzerland and

Europe, which have

kept interest
rates

at

historically

low

levels,

to

be

gradual.

The

US

Federal
Reserve has quickly adjusted to a higher-rate

path, but the overall
expected rates remain low

in a historical context.

Therefore, while
this will

create new

opportunities for

investors in

the bond

and
equity markets, the overall low-yield environment will continue.

As a result, investors searching for sustainable high returns for the longer term

continue to diversify

into illiquid alternatives

(e.g.,
private equity, property, hedge funds and

infrastructure) that can
deliver

compelling

risk-adjusted

returns.

At

the

same

time,
investors continue to look

for low-cost, efficient

passive strategies
across

liquid

equity

markets.

We

believe

the

breadth

of

Asset
Management’s investment

expertise enables

us to

find the

right
solutions for clients across asset classes and regions.

Our response to COVID-19
In 2021,

the COVID-19

pandemic, which

had caused

a globally
unprecedented situation in 2020, continued to affect UBS and its employees and

required our

ongoing focus

on safeguarding

the
well-being

of

our

employees

and

their

families,

on

serving

our
clients and ensuring operational continuity.
The rebound in economic activity in 2021 and

expectations of
further

economic

recovery

was

accompanied

by

the

spread

of
new variants that resulted

in all-time high numbers of

COVID-19
infections and associated disruption.

Our support for clients and the economies in which we
operate
We

continued

to

support

our

clients

with

advice

needed

to
manage their assets and liabilities, along with actively developing investment solutions and global insights.
The program established

by the Swiss

Federal Council in

March
2020

to

support

small

and

medium-sized

entities

(SMEs)

by
guaranteeing

loans

granted

by

banks

closed

on

31 July

2020.
Outstanding

commitments

of

loans

granted

by

UBS

under

the
program

amounted

to

CHF 2.2

billion

on

31 December

2021,
with a total amount drawn of CHF 1.6 billion,

compared with the
peak commitments of CHF

3.3 billion and the

corresponding total
amount

drawn

of

CHF 1.7

billion

as

of

31 July

2020.

No

net
economic profits

have been

made since

the launch

of the

program
in 2020.
In

the

US,

we

continued

to

support

the

lending

programs
created under the CARES Act

for small businesses. Working with
a

partner,

we

provided

loans

of

USD 1.1

billion

under

the
Paycheck

Protection

Program

until

the

program

expired

in

May
2021. We donated around

USD 1 million of fees earned

on such
loans in 2021

to COVID-19

relief efforts

and around USD 2

million
in 2020.
Our support for communities

Following

earlier

donations

to

various

COVID-19-related

aid
projects

that

support

communities

across

regions

in

which

we
operate ,
and

recognizing

the

critical

importance

of

ensuring
access to COVID-19

vaccines globally, in 2021

UBS partnered with
Gavi, the global

vaccine alliance, to

raise funds for

its COVID-19
Vaccines

Global

Access

(COVAX)

facility
. U
BS

Optimus
Foundation raised USD 2 million from clients for the Gavi COVAX facility,

which,

with

matching

funds

from

UBS

and

the

Bill

&
Melinda

Gates

Foundation,

will

support

COVID-19

vaccinations
for
more

than
800,000

people

in

low
-   an
d

middle
- income
countries.
More

recently,

we

have

committed

to

a

range

of

relief
programs in India

through the UBS

Optimus Foundation COVID-
19

Response

Fund.

Following

the

first

tranche

in

the

second
quarter

of

2021,

which

focused

on

the

delivery

of

oxygen

and
other medical supplies to those most in need,

the current tranche
centers

around

building

healthcare

worker

capacity

across
underserved

and

remote

locations,

as

well

as

supporting

the
mental health

of children

and young

people to

help them

cope
with the effects of the COVID-19 pandemic.
Our support for employees
Throughout

2021,

we

continued

to

prioritize

the

health

and
safety of

our employees

and clients

and to

adapt our

processes
related to office

work and

in-person meetings

in line

with country-
and location-specific developments.
Due to

the ongoing

pressure placed

on employees

by closed
workplaces and

schools, restricted

activities and

varying degrees
of lockdown, we continued with a

range of supportive measures
throughout 2021.

The offer

to our employees

included a

variety
of

tools

and

resources

to

support

employees’

physical,

mental,
financial and social

well-being, as well as

continuing flexibility to
manage various work / life demands.
Effects of the COVID-19 pandemic on our financial and
capital position
The negative

effects of

the COVID-19

crisis on

our financial and
capital

positions

remained

limited

in

2021,

despite

the
uncertainties caused by the pandemic.

We

maintained

a

strong

capital

and

liquidity

position

in

the
face of the COVID-19 pandemic.

Our strategy, business model and environment

| How we create value for our stakeholders

How we create value for our stakeholders
Stakeholder

group
Stakeholder needs:
what our stakeholders expect from us
Value proposition:
how we create value for our
stakeholders
Key topics discussed:
what was important to our
stakeholders in 2021
Stakeholder engagement:
how we engage with our stakeholders
Clients Advice on a broad range of products
and services from trusted advisors
A mix of personal interaction with our
advisors in combination with digital
service anywhere and anytime
(convenient, seamless digital banking is
the expectation)
Top-quality solutions and the highest
standards in terms of asset safety, data
and information security,
confidentiality,

and privacy
A combination of global reach and local
capabilities targeting positive
investment outcomes
Competitively priced products and
services, risk management,

and liquidity

Delivering tailored advice and
customized solutions, using our
intellectual capital and digital platforms
Building long-term personalized
relationships with our clients
Developing new products, solutions
and strategic partnerships in response
to clients’ evolving needs,

including in
the digital age
Providing access to global capital
markets and bespoke financing
solutions
Meeting increasing sustainable
investment and private markets
demand from clients
Investment performance in

light of the
continued low-interest-rate
environment coupled with the threat of
rising inflation
Holistic goal-based financial planning
Sustainable finance and investing
opportunities
Data privacy and security
Products and services, including those
around digital banking

The need for even more personal advice
following the start of the COVID-19
pandemic
Individualized client meetings
Requests for regular client feedback,
feedback monitoring and complaint
handling

Primarily virtual client events and
conferences, including information on
key developments and opportunities
Client satisfaction surveys
Increasing levels of digital interaction
with clients
Investors Disciplined execution of our strategy
leading to attractive capital returns
through dividends and share
repurchases
Comprehensive and clear disclosures on
quantitative and qualitative data
necessary to make informed investment
decisions
Recognizing and proactively addressing
strategic opportunities and challenges
Executing our strategy with discipline
and agility as the external environment
evolves, while aiming to deliver cost-
and capital-efficient growth
Providing transparent, timely and
reliable public disclosures
Strategic plans and updated targets
following the change of CEO in late
2020
Structural growth in and return
potential of our businesses
Cost efficiency and ability to generate
positive operating leverage
Ability to protect or even grow
revenues in a low-for-longer interest
rate environment
Incorporation of ESG factors into the
business model, compensation and risk
management
Financial reports, investor and analyst
conference calls, and webcasts, as well
as media updates on our performance
or other disclosures
General meetings of shareholders
Investor and analyst meetings
Digital interactions with investors as a
result of COVID-19 pandemic
restrictions, with limited impact on pre-
pandemic meeting schedules and
participation, given reliable virtual
solutions; the 2021 Annual General
Meeting was held virtually
Employees A global, world-class employer, with
the expertise and breadth of
opportunity to empower people to
develop successful careers

A collaborative, engaging, supportive
and inclusive workplace culture
An environment that provides a sense
of belonging and the opportunities to
positively impact clients, shareholders
and society

Skill and career development
opportunities, including future-skills
development, and rewards for
performance and impact
Hiring great talent and investing in
development, now and for the future

Effective, fair people management and
compensation policies and practices

A strong workplace culture that aligns
with our purpose and values, enabling
employees to develop their careers and
unlock their full potential
Holistic support, including health and
well-being initiatives, that empowers
employees and fosters resilience
Comprehensive workforce data
analytics enable making better and
faster decisions to meet business needs

Our corporate culture, aligned to
purpose and enabled by our three keys
to success
A clear commitment to fair pay
A performance management process
that supports our strategic priorities
Hybrid working options for employees

Strategic focus on diversity, equity and
inclusion
A more agile future; accelerating new
ways of working
Regular CEO and GEB communications
and events, along with senior
leadership, regional and functional
sessions with employees
Employee surveys and other virtual
employee engagement activities
Group Franchise Awards and the Kudos
peer-to-peer recognition program
Health and well-being offerings,
employee volunteering and network
opportunities, flexible and hybrid-
working arrangements

Society Facilitation of economic development
that is sustainable for the planet and
humankind
Maximization of our positive effects
and minimization of any negative
effects on society and the environment
Proactive management of the
environmental and societal impacts of
our businesses
Promoting significant and lasting
improvements to the well-being of
communities in which we operate
Taking an active role in the transition of
our economy toward environmentally
and socially sustainable solutions
Advising clients to align their business
models with ESG parameters and the
UN Sustainable Development Goals
Sustainable finance
Our climate strategy
Our client and corporate philanthropy
efforts
Reducing inequalities in our local
communities
Community investments and
partnerships with social institutions
Interaction with NGOs
Participation in forums and round
tables, as well as industry-, sector-

and
topic-specific debates
Dialogues with regulators and
governments

Support of COVID-19-related aid
projects across our communities

Clients
Our clients

are

the heart

of our

business. We

are

committed to
building and sustaining

long-term relationships based

on mutual
respect, trust and integrity.

Understanding our clients’ needs and
expectations enables us to best serve their interests and to create value for them.
Our clients and what matters most to them
There is no typical UBS client. Our clients have varying needs, but each

of

them

expects

outstanding

advice

and

service,

a

wide
range of choices, and an excellent client experience.
Global Wealth

Management focuses

on serving

the unique

and
sophisticated needs

of high

net worth

and ultra

high net

worth
individuals,

families

and

family

offices

worldwide,

as

well

as
affluent

clients

in

selected

markets.

We

give

them

access

to
outstanding

advice,

service

and

investment

opportunities

from
around the

globe, delivered

by experts they

can trust

and based
on the expertise

and insights of our

Chief Investment Office (the
CIO). Using a holistic,

goals-based approach to

financial planning,
we

deliver

a

personalized

wealth

management

experience

and
work side by side

with clients to

help them realize

their ambitions.
Our client-facing advisors and

the global teams supporting

them
focus on

developing

long-term client

relationships,

which

often
span generations. Clients look to us for expertise in helping them to grow, protect

and transfer

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

they care about

most. We are
the

leading

global

wealth

manager

for

clients

interested

in
sustainable

investing,
1

with

a

commitment

to

developing
solutions that enable clients to

align their financial goals

and their
personal values.

›

Refer to “Global Wealth Management”

in the “Our businesses”
section of this report for more information about

sustainable
investment offerings

Personal & Corporate

Banking serves a

total of approximately
2.6 million

individual clients and

over 100,000

corporate clients,
companies

ranging

from

start-ups

to

multi-nationals,

including
specialized entities, such

as pension funds

and insurers, real

estate
companies,

commodity

traders

and

banks.

Our

clients

include
more

than

30%

of

Swiss

households,

more

than

90%

of

the
largest 250 Swiss corporations and more than 50% of midsize to large pension funds in Switzerland. They look for financial advice based on their needs

at each stage of

their individual or corporate
journey. We

aim to

deliver outstanding

advice to

all via

a multi-
channel approach. Clients have

access to digital banking,

a wide
network

of

branches

and

remote

advice.

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

Investment

Bank,

Asset
Management and Global Wealth Management.
In

Asset

Management,

we

deliver

investment

products

and
services directly to approximately 2,800 clients around the world, including

sovereign

institutions,

central

banks,

supranational
corporations, pension

funds

and

insurers,

as

well

as

to

Global
Wealth Management and its clients,

wholesale intermediaries

and
financial

institutions.

By

building

long-term,

personalized
relationships

with

our

clients

and

partners,

underpinned

by
disciplined execution,

we aim to achieve a deep understanding of
their needs and

to earn

their trust. We

combine our global

scale
with the independent

thinking of our distinct

investment teams

to
utilize innovative ideas,

drawing on the breadth and depth of our
investment

capabilities,

across

traditional

and alternative,

active

and
indexed,

to deliver

the solutions

that clients

need.

The

Investment

Bank

provides

corporate,

institutional

and
wealth

management

clients

with

expert

advice,

financial
solutions,

execution

and

access

to

the

world’s

capital

markets.
Our business

model is

specifically built

around our

clients and

their
needs.

Corporate

clients

can

access

advisory

services,

debt

and
equity

capital market

solutions, and

bespoke

financing through
our

reshaped

Global

Banking

business.

Our

Global

Markets
business focuses on helping institutional clients

engage with local
markets

around

the

world,

offering

equities

and

equity-linked
products,

and

foreign

exchange,

rates

and

credit

products

and
services.
Our

equities

and
differentiated
content

offering

is
underpinned

by

Investment

Bank

Research.

The

differentiated
nature of

our research provides

access to

insight-ready data

sets
for

thousands

of

companies,

and

aims

to

give

clients

an
informational

edge.
In

2021,
approximately
45,000

research
reports were produced, with more than six million reads.

1
Euromoney Private Banking and Wealth Management Survey 2021: Overall Global Results.

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

sophistication and

the impact

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
In Global Wealth Management, we develop and deploy digital
tools that enhance the value

of human relationships, a factor

that
differentiates UBS. Clients expect

the convenience and speed

that
technology

offers but,

simultaneously, they

feel

that

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

advisors. The COVID-19 pandemic,

and the
associated need for

physical distancing, has

led clients to

embrace
the

use

of

digital and

mobile

tools

more

than

ever

before.

We
continue to

introduce new

and better

tools to

meet and

exceed
clients’

expectations.

For

example,

our
UBS

Manage

Advanced
[My

Way]

app

offers

clients

in

selected

markets

an

at-a-glance
comprehensive view of their investment portfolio. With access to more

than

60

professionally

managed

investment

modules
(building

blocks),

it

is

underpinned

by

continuous

portfolio
monitoring and

risk management.

The app

is interactive;

clients
can

work

with

their

advisors

on

a

tablet

to

design

their

own
portfolio, easily

including elements

such as

sustainable investing
and themes

to reflect

their individual

preferences and

priorities.
Based on the strong

momentum, client demand and inflows, we
intend

to

scale

up

and

further

develop
UBS

Manage

Advanced
[My

Way]
.

In

2021,

the
Direct

Investment

Insights
  digital
investment service was

introduced in

Asia and

rolled out

in Europe
and

Switzerland.

This

service

provides

timely,

relevant

and
actionable investment insights and ideas from

the CIO directly to
clients’

mobile

and

desktop

devices,

linking

insights

with
execution

in

our

e-banking

and

mobile

app.

In

the

US,

we
announced

the

development

of

a

digital-led,

scalable

advice
model

for

affluent

clients.

As

a

trusted

brand

with

premium
content,

we see opportunities

to deliver

our expertise

to a broader
set of clients, combining digital experience with human advice.

In
Switzerland, our
UBS Mobile Banking

app has been enhanced so
clients can now

see relevant investment

views and access

our real-
time

quote

capabilities

before

logging

in.

At

a

broader

level,
progress continues on

our multi-year strategy

to serve clients

from
two platforms: the
Wealth Management Americas

Platform

in the
US and the
Wealth Management Platform
outside the US.
Personal

&

Corporate

Banking

continued

to

develop

simple,
smart,

secure

and

sustainable

solutions

in

2021,

reflecting

our
digital transformation progress. In May 2021,

we launched a new
Remote Sales &

Advice (RSA) unit

to offer Personal

Banking clients
more

flexibility

in

the

way

they

bank

through

extended

service
times and the option to receive professional advice

remotely. The
new RSA approach was

also successfully piloted for

Corporate &
Institutional

clients.

Following

the

excellent

results

of

the

2020
pilot, we initiated a

Switzerland-wide rollout of
UBS Multibanking

for corporate clients, an offering that integrates

third-party banks
for

full

transparency

across

accounts

and

convenient

payment
execution

via a

single platform.

To assist

clients throughout

the
onboarding phase, we

established a virtual

support team for

the
multi-banking

solution.

Moreover,

in

response

to

the

growing
number

of

client-support

requests

via

UBS

channels,

email

and
telephone,

we

introduced

the
UBS

Conversational

Platform
,

an
end-to-end platform enabling clients to get the right answers for their issues quickly without a lot of interaction with call agents or client advisors. To accelerate innovation in the payment business, we announced our
UBS Virtual Credit Cards
, a new generation of
purely

digitally available

cards that

can be

used in

online shops
and

receive

deposits

from

TWINT, Apple

Pay,

Samsung

Pay

and
Google Pay. Since its introduction, more

than 30,000 virtual cards
have

been

issued.

For

banking

packages
,
we

have

launched
UBS me

to

replace

the

previous

pre-defined

banking

bundles.
Clients can

now put

together their

individual package

based on
their

own

needs

and

preferences,

and

are

only

charged

for
solutions they actually need. Our
UBS Atrium

mortgage platform
for

investment

properties

has

been

integrated

into

the
key4

brand, creating

a true

multi-channel and

multi-product offering.
As

a

result

of

the

integration,

clients

can

benefit

from

digital
offering

capabilities

of

the

innovative

mortgage

platform

for
owner -
occupied

residential

property.

In

addition,

the
Green
Mortgage

for

income-producing

properties

is

available

via
key4

and offers

a financial advantage

on financing

to borrowers

who
hold recognized sustainability certificates. To

give clients access to
market-leading solutions beyond banking,

we have expanded our
network

of

partnerships.

We

have

joined

forces

with

a

Swiss
fintech

start-up to

provide corporate

clients with

extensive cash
management

functionalities,

from

automated

generation

of
expense

reports

to

validation

of

supplier

invoices.

To

make
progress in our

journey toward being

more agile, we

set up a

new
virtual

organization

as

a

collaboration

between

Personal

&
Corporate

Banking,

Global

Wealth

Management

and

the

Chief
Digital

and

Information

Office:

the
Agile

Delivery

Organization
.
With

more than

26

agile end-to-end

delivery

crews

focused

on
our clients’ needs, we are empowering teams, removing silos

and
evolving

toward

an

integrated

setup

to

deliver

responsive,
adaptable and

innovative products.

With sustainability

being a

top
strategic priority

for our

business and

our client

proposition, we
have

continuously

expanded

our

sustainability

agenda.
  Our
platform for

volunteer work,
UBS Helpetica
, has

so far

received
286 project ideas

and published more than

180 projects with

over
70

non-profit

partners

across

its

focus

topics:

the environment,
social

issues,

education

and

entrepreneurship.

An

example

of
further

progress

in

our

sustainability

journey

came

when

the
UBS Strategy Funds

were repositioned toward
UBS Strategy Funds
Sustainable

in

2021,

which

led

to

the

transfer

of

a

significant
amount of existing custody assets to sustainable solutions.

In Asset

Management, we

are accelerating

our investment

in
digitalization.

We

have

extended

our

digital

client

relationship
management

pilot

tools,

technologies

and

data

capabilities

to
enhance the

experience of,

and service

for,

our clients,

to foster
innovation and to support alpha generation. For

example, we will
soon

launch

a

scalable

platform

to

ena
ble

more

efficient
development

and

management

of

theme-based

investment
products to meet growing

client demand. We continue

to expand
the

suite

of

tools

used

by

our

Quantitative

Evidence

&

Data
Science

team,

who

utilize

alternative

and

traditional

data
combined with statistical modeling to enhance and augment our fundamental and systematic

investment processes.

To simplify

and
enhance our client servicing, we are introducing improvements in client and data analytics.
The Investment Bank

strives to be the digital

investment bank
of the

future, with

innovation-led businesses

driving efficiencies
and solutions. In February 2021, we announced the creation of a
Digital

Platforms

function

within

the

Investment

Bank

across
Global

Markets

and

Global

Banking,

to

work

on

exponential
transformation

through

experimentation,

innovation,

and
external partnerships.

The
Digital Platforms

function is

critical to
deliver ing
on

our

client

promise.

In

Global

Markets,

our
Technology-Enhanced Sales (TES)

teams work in close partnership
with
our

Data

Intelligence,

Group

Technology,

and

Client
Coverage teams

to embed

our data

and technology

capabilities
across all client

teams and enhance our

client service.
TES

allows
clients to

choose where

and how

we deliver

content and

uses data
modeling

to

customize

the

content

they

receive.
UBS

Neo
,

our
award-winning multi-channel platform and

enterprise ecosystem
for

digital

clients,

lets

our

professional

and

institutional

clients
access

a

comprehensive

suite of

products and

services

covering
the

full investment

life

cycle. Historically,

most clients

used only
one or two of the capabilities available to

them via
UBS Neo
. We
have

now

transformed

the

client

experience

through

a

new
personalized version

of the

platform, including

the launch

of an
app

store.
Investment

Bank

DigiOps
,

our

Operations

team
working

in

collaboration

with

Group

Technology

on

digital
innovation projects, is enhancing the

client experience through a
digital

platform

that continues

to

make progress

on

simplifying
Operation’s

technology

infrastructure,

increasing

front-to-back
efficiency

and

enhancing

our

decision

making

and relevance

to
clients. New non-bank

competitors have secured

a foothold

in our
markets,

while

fintech

firms

have

carved

out

and

dominated
entirely new

segments. In

response, we

created a

team focused
on

strategic

investments

and

fundamentally

new

market
infrastructure.

By

utilizing

distributed

ledger

technology,

Global
Markets is

transforming the

business models

of products

where
the Investment Bank has been

strong historically. One example is

UBS Gold
, our

global physical

gold transaction

network of

retail
investors,

gold

merchants,

institutional

investors

and

vault
providers that enables

clients to buy

and sell at

interbank prices.
A tokenized

representation of

underlying physical

gold provides
fractional

ownership

with

low-friction

transactional

capability.
Our vision

is to

accelerate the

tokenization of

financial products
traded

by UBS

clients. In

November 2021,

the Investment

Bank
helped
SIX

Group

to

launch

the

first
ever

Swiss
  franc -
denominated

digital

bond

offering,

which

is

listed,

traded

and
settled

on

the

newly

established

SIX

Digital

Exchange.

Global
Banking has also prioritized the client experience.
Global Banking
Data &

Analytics Lab

uses data

science, predictive

analytics and
quantitative models to develop solutions for our businesses.
UBS-
GUARD

applies

data

science

and

predictive

analytics

to

Global
Banking

business

users,

predicting
the
risk

of

companies
becoming

the

targets

of

activists,

identifying

deal opportunities
and helping navigate

client pitches. Our
SPAC database

is a fully
automated

database

of

in-market

special

purpose

acquisition
companies

(SPACs)

created

to

match

SPACs

with

potential
acquisition targets and

help increase efficiency and

collaboration
across sectors and regions.
Engaging with our clients
We

use

a

variety

of

channels

to

engage

with

clients,

including
regular client relationship and service meetings, as well as various corporate

roadshows

and

dedicated

events.

Digital

interaction
with clients increased as the pandemic continued.

Global Wealth Management interacted with clients via various settings in 2021, from personalized private briefings

with subject
matter experts

to segment-specific

virtual events

and large-scale
initiatives.

We

utilize

marketing

campaigns,

events,

advertising,
publications

and

digital-only

solutions

to

help

drive

greater
awareness of UBS

among prospective clients

and reinforce trust-
based relationships between advisors and clients.
Personal

&
Corporate   Banking
holds

regular

client

events
(mostly webcasts

and virtual

or hybrid

events since

the onset

of
the

COVID-19

pandemic),

covering

a

wide

range

of

topics.

In
2021, we

increasingly engaged

with clients

via online

channels,
such

as

social

media,

online

displays

and

search

engines,

and
further decreased our use of traditional out-of-home channels.
In Asset Management, we have a consistent program of client
events

and

engagement

activities

throughout

the

year.

This
includes our flagship

conferences, such

as the annual
UBS Reserve
Management

Seminar
,
and

we

held

our

inaugural
  Alternatives
Conference

in 2021.

Alongside this, our

teams continued

the high
level of interaction

with clients

globally in 2021,

facilitated by new
digital tools,

and our

publication of

macro insights

and thought
leadership to provide

timely insights into

rapidly evolving markets.
We

also

hosted

a

broad

range

of

virtual

events,

including

our
Nobel

Perspectives

webinar

series,

to

help

our

clients

better
understand market challenges and investment opportunities, and we continued

to engage

with clients

through our

social media

and
online channels.

Our strategy, business model and environment

| How we create value for our stakeholders

The Investment

Bank hosted

over 170

investor conferences

and
educational seminars globally in 2021, covering a broad range of macro, sector, regional and

regulatory topics. Almost all of

those
conferences

were

held

virtually.

More

than

40,000

clients

took
part in

such events

in 2021,

providing insight

and access

to our
own opinion

leaders, policymakers

and leading

industry experts.
We

leverage our intellectual capital and relationships and use our execution

capabilities,

differentiated

research

content,

bespoke
solutions, client

franchise model

and global

platform to

expand
coverage across a broad set of clients.
UBS Neo Question Bank

is
the largest global database of market

-related questions asked by
professional

investors,

while
UBS

Live

Desk
,
built

within

the
UBS Neo

platform,

provides

clients

with

a

stream

of

fast-paced
commentary from UBS traders.
How we measure client satisfaction
We use multiple techniques

to regularly assess our

achievements
and the satisfaction of our clients.
Global

Wealth

Management

is increasingly

using

technology
and

analytics

capabilities

to

collect

and

respond

to

client
feedback. Our

digital client

feedback tool

lets clients

submit, via
mobile and the web,

input about overall

satisfaction with advisors
and

UBS,

and

share

key

topics

they

wish

to

discuss

with

their
advisors. Advisors and their

teams have seamless, real-time

access
to

client

feedback,

enabling

them

to

be

highly

responsive.

The
tool is available in

the US and Asia Pacific,

as well as most EMEA
countries.
Personal &

Corporate Banking

has conducted

annual surveys
of

clients

in

Switzerland

since

2008,

consistently

covering

all
private and corporate

client segments

annually since

2015. Clients
provide

feedback

on

their

satisfaction

with

regard

to

various
topics (e.g.,

UBS overall,

branches, client

advisors, products

and
services)

and indicate

further

product

or

advisory needs.

Survey
responses are

distributed to

client advisors,

who follow

up with
each

respondent

individually.

In

2021,

we

had

an

all-time

high
client satisfaction

and net

promoter score

(NPS), and

achieved a
77% follow-up rate with survey participants.
The

Quality Feedback

system in

Global

Wealth Management
and Personal & Corporate Banking provides a comprehensive

and
systematic

platform

to

receive

and

process

client

feedback

and
suggestions. We

receive feedback

in various

forms and

through
different

channels,

including

in

writing,

electronically,

orally

to
client

advisors

and staff

in our

branches

and

other client

touch
points,

via

social

media

channels,

and

via

the

Swiss

Banking
Ombudsman.

Client

feedback,

including

complaints

and
suggestions, is vitally important, as

it shows direct and unfiltered
client needs, supports

the development and introduction

of new
products and

services and

hence fosters

the optimization

of our
offering in

a client-focused

manner. By

addressing client

feedback,
we

aim

to

strengthen

client

relationships,

improve

client
satisfaction and

make tangible improvements

to our services.

By
sharing their views, clients contribute

to quality improvements at
all

levels.

We

aim

to

respond

to

each

individual

who

provides
feedback. In 2021, key topics

and enhancements centered mostly
around

digital

banking

functionalities,

digital

client

onboarding
and the reorganization of UBS’s branches and services.
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

client

issues.

Other

processes

are

in
place to enable consolidated findings to

be shared within UBS as
appropriate. The

Investment Bank

also closely

monitors external
surveys,

which

provide

feedback

across

a

range

of

investment
banking services. We

continue to

make progress in

simplifying our
technology

infrastructure,

focusing

on

increasing

front-to-back
efficiency

and

enhancing

our

decision

making

and relevance

to
clients. In

November 2021,

we launched

the first

Annual Global
Markets Client Survey

to gauge

our clients’ experience

of UBS

and
the products and services that are

important to them, measuring
client
satisfaction

and

loyalty.
In

2021,

over

49%

of

Global
Markets clients surveyed

expected to increase

their market share
with

UBS

in

the

next

six

months.

When

ranking

the

most
important

factor
in
choosing

a

market

partner,
r elationship
management

coverage

and

connectivity

were

a

priority,

further
underlining

the

importance

of

our

people.

When

asked

about
future capabilities, our clients ranked highly the need for profiled personalization

of

products

and
services,
underlining

the
importance of our
Digital Platforms

and our
TES

initiative.

We

thoroughly

evaluate

the

feedback

we

receive,

including
complaints from clients,

and take measures

to address key

themes
identified.

For example,

in 2021,

Personal &

Corporate Banking
clients

expressed

an

increasing

need

for

security

and

trust.

The
ongoing optimization and

digitalization of products

has been well
received

by

clients

across

all

segments.

However,

in

light

of
ongoing branch closures, clients would

like further digitalization.
Furthermore,

feedback
in dicated
that

clients

developed

high

levels

of

acceptance

for

telephone

or

video

advice

and

were
increasingly satisfied with the service received via Global

Banking.

Investors
We aim to create sustainable,

long-term value for

our investors by
executing

our

strategy

with

discipline,

maintain

risk

and

cost
discipline, and deliver attractive shareholder returns.

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

and this

approach

is reflected

in

our
compensation philosophy and practices.
›
Refer to “Our compensation philosophy”

in the “Compensation”
section of this report for more information
Driving growth while maintaining risk and cost discipline
We

are

focusing

on

growth,

as

we

expand

into

new

client
segments

and

accelerate

our

strategic

technology

investments.
Across the firm, we intend to maintain

our risk and cost discipline
to support our

growth plans, with

continual enhancement of

day-
to-day efforts.
We are

aiming to

create sustainable

value through

the cycle.
To

accomplish

this,

we

have

outlined

selected

commercial

and
environmental,

social

and

governance

(ESG)

aspirations,

which
should support our financial targets.
Our

primary

measurement

of

performance

for

the

Group

is
return on common

equity tier 1 (CET1),

as regulatory capital

is our
binding

constraint

and

drives

our

ability

to

return

capital

to
shareholders.
›

Refer to the “Targets, aspirations and capital guidance” section of this report for more information
Active capital management to enable growth and deliver
attractive shareholder returns
Our first priority

is ensuring that

we can maintain

a strong balance
sheet.

This

includes

our

strong

capitalization,

in

line

with

our
capital

guidance

of

maintaining

a

CET1

capital

ratio

of

around
13% and a CET1 capital leverage ratio of greater than 3.7%.
As a second priority, we consider opportunities for investment in growth.
Our

third

priority

is

returning

capital

to

shareholders

in

the
form

of

dividends,

and

we
intend
to

pay

progressive
  cash
dividends. For 2021,

the Board of

Directors intends to

propose a
dividend to UBS Group AG shareholders of USD 0.50 per share.
After

these

three

priorities

have

been

met,

we

intend

to
distribute

excess

capital

to

shareholders

via

share

buybacks.

In
2021,

we

bought

back

USD 2.6

billion

of

our

shares.

Looking
ahead, we intend to buy

back up to USD 5 billion

of shares by the
end of 2022.

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

our

Corporate

Responsibility

function

work

together
and interact

with any

investors interested

in sustainability

topics
relevant to UBS and wider society.
›

Refer to the first nine pages

of the “Corporate governance”
section of this report and “Information policy”

in that same
section for more information

›
Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information

Our strategy, business model and environment

| How we create value for our stakeholders

Employees
At UBS, we know the meaning of long-term commitment; to our
clients, investors, employees,

communities and society.

With our
employees,

this

commitment

is

personal.

We

are

dedicated

to
being a world-class employer

where our employees can

leverage
and

continually enhance

their skills,

partnering

with

clients and
colleagues on solutions that make a real difference.

Our people

leadership approach

aligns with

our strategy

and
our purpose, as both

rely on engaged

and empowered individuals
to drive them forward. Our

employees are the key to

realizing our
ambitions.

Reimagining

the

power

of

people

and

making
connections are at the heart of what we

do. Every day, our global
team

connects

people

with

innovative

ideas

and

opportunities
that lead to better results

for UBS and for

our clients, as well as

to
progress in society.
Our purpose drives our strategy and culture
Our

purpose

articulates

why

we

do

what

we

do

and

why

it
matters.

Our

culture

affects

how

we

do

things

and

is

firmly
grounded in

our three

keys to success:

our
Pillars, Principles

and
Behaviors
. To help ensure that

our culture advances our

strategic
goals, we updated our

three keys to

success in 2021 to

reflect our
purpose,

client

promise

and

strategic

imperatives.

For

the

past
decade, these keys

have defined

how we work

together and what
we stand for, as

a firm and as

individuals. They continue to

drive
daily

business

decisions

and

are

integrated

into

our

people
management processes.
›
Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about our Pillars,

Principles and Behaviors

We

promote

culture-building

behavior

through

a

number

of
global,

regional and divisional initiatives. Notably, since 2016, our
Group Franchise Awards

(GFA) program has rewarded employees
for

promoting

cross-divisional

collaboration

and

innovation.

A
related

idea-sharing

site

enables

employees

to

cooperate

on
solutions

for

operational,

client

service,

sustainability

and
technology challenges.

Nearly 6,000

ideas have

been submitted
since

its

launch,

with

approximately

450

ideas

implemented

or
supported for future implementation.
A

peer-to-peer

recognition

program

instituted

in

late

2020
encourages
employees

to

recognize

colleagues’

exemplary
behavior.   Called
Kudos
,

this

initiative

serves

to

bring

teams
together

and

increase

motivation,

engagement

and

employee
satisfaction,
with

a

total

of
around 4 20 ,000
messages

of
recognition given since the program was launched.

Leadership,

engagement and culture

Connecting

people

with

transformative

ideas

and

becoming

a
more

agile

organization

starts

with

our

leaders.

In

2021,

we
updated

our
House

View

on

Leadership

to

reflect

the

behavior
that we

expect every

leader to

demonstrate toward

employees,
clients

and

business

activities.

Leaders

at

all

levels

are

also
expected

to

foster

simplification,

empowerment

and
accountability

in

their

teams

to

support

our

ongoing
transformation.
Key to maintaining a strong culture are listening to employees
and

acting

on

their

feedback.

Launched

in

mid-2021,

our

new
employee-listening strategy

uses Group-wide

surveys conducted
by

an

external

provider

to

measure

indicators

such

as

line
manager

effectiveness,

and

in-depth

research

to

solve

specific
business

issues.

As an

example,

an

Organizational

Health

Index
assesses

firm-wide

alignment

with

strategic

goals,

working
practices

and

adaptability.

Employee

responses

in

2021

directly
influenced

the

development

of

our

purpose,

our

new
performance management approach

and our increased

focus on
innovation, sustainability and impact.
›

Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about our management practices,

and to the
foldout page of this report for more information

about our
purpose
Toward a more agile future

Driven

by our

strategic

imperatives

and

in

response

to

evolving
client

needs,

we

are

accelerating

the

adoption

of

new

ways

of
working together. In particular, agile working practices, and agile teams

where

th
ey
make

sense,

will

enable

us

to

be
more
responsive,

adaptive and

innovative in

everything we

do. Multi-
disciplinary

teams

working

across

the

firm

will

create

better
outcomes

for

clients

and

improve

our

employees’

work
experience. In 2021,

we launched a

first wave of the
Agile@UBS
program ahead

of a broader

implementation in 2022.

Currently,
we have

10,000 employees

transitioning to

the new
Agile@UBS

ways of working

by the end

of the first

quarter of 2022

and we
are

on

track

to

have

over

20
,000
employees

working

in
Agile@UBS

by the

end of

2022.

Participants’ experiences,

along
with coaching

and specialized training

delivered through

the Agile
Academy

within

our

UBS

University,

will

enable

us

to
systematically

roll

out
Agile@UBS

to

more business

areas

going
forward.

Our commitment to diversity, equity and inclusion (DE&I)
In our experience,

diverse teams better

understand and relate

to
our

equally

diverse

clients
and

their
needs .   Furthermore,
employees

with

different

backgrounds

and

experiences

drive
innovation and

better decision making.

Our aim,

therefore, is to
shape

a

diverse

and

inclusive

organization

that

is

innovative,
provides

outstanding

service

to

our

clients

and

offers

equitable
opportunities so that all employees may thrive.
Our

broad

approach

encompasses

a

range

of

aspects,
including

inclusive

leadership,

gender,

ethnicity,

LGBTQ+

and
disability.

Along

with

a

concerted

focus

on

building

inclusive
leadership

skills,

increasing

gender

and

ethnic

diversity
,   and
ensuring equitable

policies and practices

were priorities in

2021.
Regarding gender, we aspire to

have 30% of Director and

above
roles

held by

women by

2025. At

the end

of 2021,

that figure
stood

at

26.7%,

up

from

26.0%

in

2020.

Similarly,

our

2025
aspiration is to achieve a 26% representation of ethnic minorities at Director level

and above in

the UK and

the US. As

of the end
of 2021, this figure was 20.1% in the US and 21.3% in the UK.

Initially launched in

Switzerland in 2016,

our global
UBS Career
Comeback

program continues to help us increase

our pipeline of
female leaders. To date, the program

has helped 196 women and
19 men relaunch their careers.

In

addition

to

strategic

initiatives,

each

year

we

sponsor
numerous

activities

to

promote

inclusivity

and

a

culture

of
belonging.

Chief among

them are

activities

provided by

our 48
employee networks

across the

firm. Employee

volunteers regularly
host educational

events and

initiatives focused

on gender, culture,
ethnicity,

LGBTQ+

/

Pride,

disability,

veterans,

parenting,

elder
care

and

other

topics.

Our

employee

networks

also

raise

the
visibility of employees’

needs and help

shape our DE&I

program,
local benefits

offerings, and

more. Disability

is a

key focus

area:
as such, the firm became

a member of The Valuable 500 in

2021,
committing to make disability inclusion

part of the firm’s

business
leadership agenda.
›
Refer to ubs.com/diversity

for more information about our DE&I
priorities, commitments and progress

Personnel by region
As of % change from
Full-time equivalents 31.12.21 31.12.20 31.12.19 31.12.20
Americas 21,317 21,394 21,036 0
of which: USA 20,537 20,528 20,232 0
Asia Pacific 15,618 15,353 13,956 2
Europe, Middle East and Africa (excluding Switzerland) 14,091 13,899 12,918 1 of which: UK 6,051 6,069 5,704 0
of which: rest of Europe (excluding Switzerland) 7,826 7,652 7,048 2 of which: Middle East and Africa 215 178 166 21
Switzerland 20,359 20,904 20,691 (3)
Total 71,385 71,551 68,601 0

Our strategy, business model and environment

| How we create value for our stakeholders

Practices that help us remain an employer of choice

Compensating employees fairly

and consistently is

key to

ensuring
equal opportunities.

We pay

for performance,

and we

take pay
equity

seriously.

A strong

commitment to

both

is embedded

in
our compensation policies, and we conduct both internal reviews and independent external audits as

quality checks. If we uncover
gaps that cannot be explained by business

factors or appropriate
personal

factors
  –
such

as

experience,

role,

responsibility,
performance

or

location –

we explore

the root

causes

of

those
gaps and address them. Additionally,

our regular monitoring and
review processes also allow us to maintain our certification status with the EQUALSALARY Foundation

for our equal

pay practices in
Switzerland, the US, the UK, Hong Kong SAR and

Singapore. The
firm

also

successfully

completed

an

equal

pay

analysis

in
Switzerland

in

2020,

as

required

by

the

Swiss

Federal

Act

on
Gender Equality. The results of the analysis confirmed that

we are
fully

compliant

with

Swiss

equal

pay

standards.

These

holistic
certifications

are

a

testament

to

our

well-established

equal
opportunity

environment

and

the

strength

of

our

human
resources practices,

including performance and

reward. In 2021,
we

continued

to

monitor

pay

fairness

and

addressed

any
unexplained gaps to ensure

that all employees are

paid fairly.

All
employees

have

access

to

competitive

benefits,

including
insurance, retirement and personal leave.
›

Refer to the “Compensation” section

of this report for more
information about compensation-related

topics

Meeting employees’ needs while improving services for clients

Working both from

home and from

the office became

the norm
for

many

employees
in   2021
,

with

surveys

indicating

strong
support for

continued flexibility.

Following a

global analysis

that
considered

factors

such as

regulation,

risk

and productivity,

we
determined that

approximately 75%

of our

employees could

be
eligible to

work in a

hybrid setup. In

addition to

fostering better
work

/ life

balance,

a

hybrid model

makes

us a

more

attractive
employer to

a wider pool

of applicants,

such as

early-career talent,
working parents and

those in continuing

education. The

emphasis
on

technology

and

virtual

collaboration

also

sparks

innovative
thinking that

will make us

more agile

and further improve

client
service.

We

are

implementing

hybrid

working

on

a

country-by-
country

basis,

along

with

wide-ranging

support

to

ensure

that
employees, teams and our culture all continue to thrive.

Health and well-being

Supporting employee health

and well-being remained a

priority in
2021.

We

are

committed

to

helping

employees

thrive

in

their
current

roles

and

deliver

sustainable

performance

over

time.
Regular

“pulse”

surveys

gauged

employees’

views

on

remote
work, stress, communication

and other

aspects. Resources to

help
employees

support

holistic

well-being

featured

a

bespoke
eLearning

curriculum,

physical

and

mental

health

initiatives,
volunteering opportunities, increased benefits offerings in certain locations, and financial education.
Employee representation
We

maintain

an

open

dialogue

with

our

formal

employee
representation groups,

all of

which are

in Europe,

as part

of our
commitment

to

being

a

responsible

employer.

These

groups
represent

17

countries

and

consider

issues

that

may

affect

our
performance, operations and

prospects. Collectively, these

groups
represent approximately 49% of our global workforce.
Attracting, developing and retaining the best talent

Fostering an

agile and

connected workforce

is a

priority for

the
near term. We therefore need to have processes in place that are designed

to

ensure

that

we

have

the

best

people,

in

the

right
roles,

at

the

right

time,

to

achieve

our

strategic

goals.
Comprehensive

workforce

data

dashboards

help

us

analyze

all
aspects

of

the

employee

life

cycle,

including

recruitment,
performance

management,

training,

internal

mobility

and
attrition,

along with

demographic and

diversity aspects,

such as
gender

and

ethnicity.

This

helps

us

identify

trends

quickly

and
make fact-based decisions grounded in human resources data.

Throughout

2021,

we

hired

new

talent

where

necessary

to
launch or expand businesses

and to fill gaps

in our workforce. We
recruit

for

potential

and

cultural

fit,

hiring

beyond

immediately
relevant

skills

to

include

the

person’s

experience,

competencies
and digital aptitude.

We hired a

total of 9,363

external candidates
in 2021,

adding more

than 1,700

graduates and

other trainees,
apprentices

and

interns

through

our

various

junior

talent
programs. We

invest in

young talent

in every

region, supporting
national apprenticeship programs in Switzerland

and the UK and
summer internship programs

in many

locations.

In Singapore, UBS
worked

with

the

government

to

set

up

a

program

to

support
ongoing employability

during the

pandemic and

to increase

the
resilience

of

regional

banking

infrastructure.

Our

approach

has
garnered numerous external

accolades in 2021,

including a top-
50
ranking

in

the
World’s

Most

Attractive

Employer
s   from
employer-branding experts

Universum, for

the 13th

consecutive
year.
›
Refer to ubs.com/employerawards for more information about
our most recent employer rewards

Focusing on performance and development

Resetting

the

firm’s

strategic

course

sparked

a

comprehensive
review of our

performance management practices

in 2021. As

a
result, we introduced a new approach called
MyImpact

that aims
to better support our strategic

priorities and reinforce our culture,
as

well

as

making

our

year-end

review,

objective

setting

and
employee feedback processes simpler and more transparent.
Key to our

talent management strategy

is offering employees
opportunities

to build

interesting

careers.

Our innovative

digital
Career

Navigator

platform,

which

now

features

short
- term
rotation opportunities,

promotes internal

mobility across

teams,
functions

and

business

divisions.

Employees

can

explore

career
paths, search for jobs

and connect with colleagues

while allowing
our recruiters

to more easily

source internal talent.

The tool

also
identifies

potential

competency

gaps

and

automatically
recommends

appropriate

training.

Since

inception,
Career
Navigator

has helped 47,600 employees

search for short-term job
opportunities

or

find

internal

experts,

discover

possible

career
paths and

match themselves

to open

roles. More

than 160,000
skills were added to

our employee skills-sharing platform in

2021.
Our

in-house

UBS

University

plays

a

central

role

in

fostering
diversity of

thought within

the firm,

and in

building employees’
skills

for

use

now

along

with

capabilities

for

the

future.

Our
offering

includes

line

manager

and

leadership

development,
advisory and

sales training,

and industry-leading

certification for
client advisors,

as well

as data

literacy, agile

working and

health
and

well-being

topics.

Altogether

in

2021,

our

permanent
employees

completed

more

than

1,425,000

learning

activities,
including mandatory training

on compliance, business

and other
topics, resulting in an average of more

than two training days per
employee.

Society
The

world’s social

and environmental

problems are

too big

and
complex

to

tackle

alone.

Lasting

change

can

only

be

achieved
when philanthropists

and public

and private

organizations work
collectively to maximize

positive impact for

people and the

planet.

Our

clients

can

maximize

the

positive

effect

of

their

giving
through

our

diverse

social

impact

offering:
UBS   Philanthropy
Services and the

grant-making UBS Optimus

Foundation, as well
as UBS Global Visionaries and UBS Community Impact.
Reimagining client philanthropy
With nearly

70 philanthropy

experts around

the globe,

we help
clients

to maximize

their

impact

locally,

nationally and

globally.
We have

partnered for

more than

two decades

with clients

and
their

families

by

using

an

investment-based

approach

and
connecting

them

to

an

international

network

of

expertise

and
support.
To best serve

our clients, we

base our approach

on three pillars:
Advice,

Insights

and Execution.
Advice

–

consulting with

clients
who

are

considering

setting

up

their

first

charitable

fund

and
guiding them on

tax-efficient giving, thus

maximizing the value

of
charitable

giving.
Insights

–

connecting

our

clients

to

a

global
network of

experts, both

within and

outside UBS

(e.g., through
insight

trips,

publications,

events

with

fellow

philanthropists,
thought

leaders

and

social

entrepreneurs,

such

as

UBS

Global
Visionaries).
Execution

– providing clients with flexible options for
managing their philanthropic giving,

including structures such as
our donor-advised

funds

(DAFs) and our new
UBS Collectives
, and
supporting curated programs via UBS Optimus Foundation.
Donor-advised funds
A DAF

offers clients

an easy,

flexible and

efficient alternative

to
setting up their own foundation. UBS has offered DAF services in the US

for some

time, and

in 2014

we established a

DAF in

the
UK, which has

since had over

GBP 450 million in

donations. The
UBS

Philanthropy

Foundation

was

launched

in

Switzerland

in
2020: it has raised more than USD 10 million in donations and in its first year of operations

launched its first thematic fund,

which
is dedicated to the environment.
UBS Optimus Foundation
With

a

track

record

of

over

two

decades
,
UBS

Optimus
Foundation is recognized globally

as both a

philanthropic thought
leader and

a pioneer

in the

social finance

space, through

which
we leverage solutions to mobilize

private capital in new and

more
efficient ways. The

foundation uses an evidence-based

approach
and

focuses

on

programs

that

have

the

potential

to

be
transformative,

scalable

and

sustainable.

It

conducts

extensive
due diligence

and only

recommends what

it considers

to be

the
most innovative programs that have the capacity to achieve long-
term, measurable impact.

UBS also makes

matching contributions
to the foundation, to help our clients’ donations go even further.

The
UBS

Collectives

also

utilize

an

evidence-based

approach
and bring together philanthropists to pool their funds,

share their
expertise and achieve a longer-term impact. The
Collectives

are a
three-year learning journey during which philanthropists follow a curriculum, network with peers and engage in

programs with the
goals of preventing

family separation, mitigating

climate change
and

funding

programs

linked

to

measurable

results.

In

2021,
USD 21 million in

funding was raised for

this long-term systems-
level change approach.
UBS Global Visionaries
The

private

sector

has

a

crucial

role

to

play

in

supporting
innovative,

sustainable

solutions

to

some

of

the

world’s

most
pressing

problems.

This

is

why

we

launched

the

UBS

Global
Visionaries

program

in

2016

with

two

main

goals:

(i) to

create
opportunities for our clients and prospective clients to connect in person (or

virtually) with

leading social

entrepreneurs; and

(ii)

to
help

our

UBS

Global

Visionaries

scale

their

positive

change

by
expanding

their

global

network,

building

capacity

and

raising
awareness about their work. Since the program

started, we have
supported 63
entrepreneurs

across

the

globe,

who

all

work
toward

achieving

a

variety

of

the

UN

Sustainable

Development
Goals.

At

the

end

of

2021,

20

of

those

entrepreneurs

were
engaged in

the program

as active

Global Visionaries,

more than
60

prospective

clients

and

clients

had

been

directly

connected
with

them,

and

80

events

hosted

by

UBS

at

which

they

were
featured speakers. Over 29,000 stakeholders (such as prospective clients
,

clients

and

employees
)   part icipated
in

these

events.
Feedback

from

our

clients

shows

this

gives

them

new

ways

to
engage i
n

their

passions

and

learn
  about
new

topics

or
technologies. In

return, our

UBS Global

Visionaries benefit

from
clients sharing their skills, experience and contacts.
UBS Community Impact
We

are

committed to

supporting the

communities in

which we
work. Our employees,

clients and shareholders

expect us to

play
our part in addressing social issues – and we believe it is the right thing to do. Direct cash contributions, including

support through
our Community

Impact program,

UBS’s affiliated

foundations in
Switzerland, the

UBS Foundation

of Economics

in Society

at the
University

of

Zurich

and

contributions

to

UBS

Optimus
Foundation,

amounted

to

a

total

of

USD 59

million

in

2021.
During

2021,

we

focused

on

addressing

social

and

wealth
inequality

in

our local

communities through

education

and

skill
building. Given the ongoing impact of the pandemic in 2021, we continued to

provide some

COVID-19 relief

to support the

most
vulnerable, as

well as

supporting recovery

and rebuilding

efforts
through our community partners.
Following the announcement

of UBS’s purpose in

April 2021,
we undertook a review of our global Community Impact strategy in light of UBS’s new sustainability commitment. We will increase our focus on education and skills with the implementation of our revised strategy in 2022.
UBS’s overall

charitable contributions

are measured

using the
industry -
leading

Business

Investment

for

Soci
etal   Impact
framework (B4SI). This includes cash, employee time, and in-kind support.
›

Refer to “UBS’s charitable contributions”

in the “What” section
of the Sustainability Report 2021,

available from 11 March 2022
under “Annual reporting” at ubs.com/investors , for more
information

Our strategy, business model and environment

| How we create value for our stakeholders

Our focus on sustainability and climate
Our

commitment

to

sustainability

starts

with

our

purpose.

We
know finance has a powerful influence on the world. At UBS, we reimagine the

power of people

and investment, to

help create a
better

world

for

everyone:

a

fairer

society,

a

more

prosperous
economy

and

a

healthier

environment.

That

is

why

we

partner
with our clients to

help them mobilize their

capital toward a more
sustainable world and why we

have put sustainability at the

heart
of our own business.
We are

guided by

the goal

of being

the financial

provider of
choice

for

clients

that

want

to
mobilize

capital

toward
  the
achievement of the

17 Sustainable Development

Goals (the SDGs)
of the United Nations

(the UN) and

the orderly transition to

a low-
carbon economy. We are advancing toward

2030, the designated
deadline to achieve

the SDGs. The

SDGs focus on

issues such as
climate

change,

equality

and

healthcare

–

major

challenges

for
our world now and over the coming years.
To help us

maximize our impact

and direct capital

to where it
is needed

most, we

are focusing

on three

key areas

to drive

the
sustainability transition: planet, people, partnerships.

–

Planet:

Climate

is

a

clear

focus

for

us

as

we

shift

toward

a
lower-carbon future.

We have

committed to

achieving net-zero
greenhouse

gas

emissions

resulting

from

all

aspects

of

our
business by 2050.
–

People:

We believe in a diverse,

equitable and inclusive society.
We are

taking action to

get there, within

our own workplace
and beyond.
–

Partnerships:

By

working

in

partnership

with

other

thought
leaders and standard

setters, our goal

is to achieve impact

on
a truly global scale.
›
Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about how UBS is advancing

sustainability in the
financial sector and beyond
Our sustainability and impact governance
Sustainability

activities,

including

sustainable

finance,

are
overseen

at

the highest

level

of UBS

,

by the

Board

of

Directors
(the

BoD)

and

the

Group

Executive

Board

(the

GEB),

and

are
grounded in our Code of Conduct and Ethics (the Code).

Code of Conduct

and Ethics
In our Code of Conduct and Ethics, the BoD and the GEB set out
the principles and practices that define

our ethical standards and
the

way

we

do

business
,   which   appl
y

to

all

aspects

of

our
business. All employees must affirm annually that they have

read
and will adhere to

the Code and other key

policies, supporting a
culture

where

ethical

and

responsible

behavior

is

part

of

our
everyday

operations.

In

our

Code

we

make

a

commitment

to
acting with the

long term in

mind and creating

value for clients,
employees and shareholders. We aspire to do our

part to create a
fairer,

more

prosperous

society,

championing

a

healthier
environment and addressing

inequalities at their

root. This ethos
underpins

our

purpose

and

is

in

line

with

our

external
commitments,

such

as

our

pledge

to

help

making

progress
toward the SDGs.

In

2021,

we

revised

the

Code

in

line

with

our

focus

on
simplification,

making it shorter,

sharper and better

aligned to our
strategic imperatives.
›

Refer to the Code of Conduct and Ethics

of UBS, available at
ubs.com/code , for more information
Board of Directors and Group Executive Board
The BoD is

responsible for setting

UBS’s values and

standards to
ensure the Group’s obligations to stakeholders are met. Both the
Chairman

of

the

BoD

and

the

Group

CEO

play

a

key

role

in
safeguarding

our

reputation

and

ensuring

we

communicate
effectively with all of our stakeholders.

The

BoD’s

Corporate

Culture

and

Responsibility

Committee
(the

CCRC)

is

the

UBS

body

primarily

responsible

for

corporate
culture, responsibility

and sustainability.

The CCRC

oversees our
sustainability

and

impact

strategy

and

activities

and

approves
Group-wide sustainability and impact objectives. The

Group CEO
has delegated to the GEB lead for

sustainability and impact, Suni
Harford, the responsibility for setting the

firm’s sustainability and
impact strategy, in agreement with fellow GEB members.
The GEB sets the overall risk appetite for the firm and resolves overarching

matters

relating

to

sustainability

and

climate

risks,
including

risk management

framework, policies,

and

disclosure.
Group

Risk

Control

is

responsible

for

the

development

and
implementation

of

principles

and

an

appropriate

independent
control framework for sustainability and climate risks within UBS, and the integration of

the principles and the framework

into the
firm’s overall risk management and risk appetite frameworks.

Group Sustainability

and Impact
The

Group

Sustainability

and

Impact

(GSI)

organization

was
created

in

2021

to

support

the

GEB

lead

for

sustainability

and
impact

with

carrying

out

her

responsibilities.

GSI

comprises

the
Chief Sustainability and

Social Impact

offices, headed by

the Chief
Sustainability Officer

(the CSO)

and the

Head Social

Impact. The
CSO is responsible

for driving the

implementation of the

Group-
wide sustainability and

impact strategy,

including reporting on

our
progress

toward

net

zero,

and

the

execution

thereof

by

the
business divisions and Group Functions.

The Head Social Impact

is
responsible

for

driving

and

implementing

our

social

impact
strategy,

including

UBS

Community

Impact,

UBS

Philanthropy
Services

and

UBS

Global Visionaries.

Progress

toward the

firm’s
sustainability and impact strategy, including climate strategy,

and
associated

targets is

reviewed at

least annually

by the

GEB and
the CCRC.

Sustainability

Risk,

Finance,

Compliance

and Legal functions
The

Chief

Risk

Officer

for

Sustainability

oversees

sustainability
activities relating

to risk, including

the climate risk

program, and
supports

the

GEB

by

providing

leadership

on

sustainability

in
cooperation with the business divisions and Group Functions.
The

Sustainability

Chief

Financial

Officer,

a

member

of

the
Group Finance function, ensures

that sustainability considerations
are embedded into

the firm’s financial

decision-making processes,
supports the

expanding external

sustainability disclosures

arising
from

both

new

regulatory

requirements

and

voluntary
commitments

made

by

our

firm,

and

oversees

the

continued
development

of

the

firm’s

financial

control

environment

that
underpins our disclosures.
The Sustainability Expert Group

within the GCRG function was
established

in

2021

due

to

the

strategic

importance

of
sustainability to UBS, the rapidly evolving

nature of the regulatory
and policy agenda

in this area,

and GCRG’s desire

to ensure the
firm

is

able

to

interact

effectively

and

proactively

with

policy-
makers,

the

regulatory

supervisors

of

the

Group

and

other
relevant stakeholders.
The

global

environmental, social

and governance

(ESG)

legal
team

within

the

Group

General

Counsel

function

advises

the
business on sustainability-related

risks across UBS’s operations.

It
plays an important role in advising the business teams on existing
and

emerging

rules

and

regulations

governing

sustainable
investing and sustainable lending.
›

Refer to “Board of Directors” in the “Corporate

governance”
section of this report for more information about

the CCRC
›
Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about our governance

of sustainability and impact
Our approach to sustainable finance
The UN estimates the gap in

funding needed to achieve the SDGs
by 2030 at USD 2.5 trillion to USD 3 trillion annually,
1

with some
experts

putting

the

number

even

higher.

We

recognize

this

as
both a challenge for

society and an opportunity

for our clients.

As
a global financial institution, we

have a role in reaching

the SDGs,
by directing capital to where it is needed the most.
Our

clients

turn

to

us

for

advice

on

how

they

can

help

to
finance

the

transition

to

a

low-carbon

economy,

support
sustainable

finance,

align

their

investments

with

their

personal
values,

and

better

risk

manage

their

portfolios

and

businesses.
They want

to take

advantage of

these opportunities,

while also
managing

the

risks

associated

with

this

transformational
challenge.

Our

clients’

growing

interest

in

sustainable

finance

is

clearly
shown

in

a

number

of

key

surveys.

According

to

a

global

UBS
Investor

Sentiment

survey,
2

66%

of

investors

see

sustainable
investing as

highly important

to their

portfolio strategy.

When it
comes

to

business

owners,

61%

believe

sustainability

could
generate

more

revenue
,
57%

believe

it

could

improve

client
relationships

and
  55%
believe

it

could

do

the

same

for
relationships with employees.
A global survey published

in 2021 titled “Resetting

the agenda
How

ESG

is

shaping

our

future”
3

found

that

three-quarters

of
institutional

investors

agree

that

the

COVID-19

pandemic

will
accelerate

the

general

interest

in

ESG

and

capital

inflows

into
sustainable investments over the

next three to five

years. Of those
surveyed, 65%

plan to

integrate ESG

into at

least 25%

of their
assets under

management for

the next

12 months.

Importantly,
almost

three-quarters

of

survey

respondents

agreed

that
investments integrating

ESG factors

performed better

financially
than equivalent traditional investments in the three years prior to
2020.
We are committed

to serving our

clients’ growing sustainable
finance needs and expectations. More

fundamentally, we believe
sustainable finance is the

future of finance. Recognition

of impact
on

financial

performance,

regulatory

developments,

evolving
societal

norms,

investor

demand

and

consumer

preference

are
factors

that

contribute

to

drive

the

continued

evolution

of
mainstream

investing

toward

more

holistic

long-term-oriented
approaches.

We are looking to create more

scalable sustainable and impact
investing solutions that

deliver competitive financial

returns, and
to advise

our corporate

clients on risks

to their business

models,
while driving positive outcomes.

Fundamentally, for the benefit

of
our clients, we are helping to shape

the landscape of sustainable
finance by using thought leadership, innovation and partnerships to support them in their sustainability efforts.
›

Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about our sustainability and

impact strategy and
activities
›
Refer to the sub-section below for more information

about our
climate governance, strategy, risk management, and metrics

and
targets and to the UBS Climate Report 2021,

available from
11 March 2022 under “Annual reporting” at ubs.com/investors , for the full UBS climate disclosures
Defining sustainable

finance
Sustainable finance refers broadly to any form of financial service that

aims

to

achieve

positive

sustainability

outcomes,

including
through the integration

of ESG

criteria into

business or

investment
decisions. This encompasses sustainable

investing and sustainable
financing

solutions.

Sustainable

finance

has

long

been

a

topic
firm-wide

and

there

is

now

a

sharpened

understanding

in

the
market

of

its

importance,

accelerated

by

factors

such

as

the
COVID-19

pandemic

and

a

changing

climate.

Our

aim

is

to
continue to help

our clients meet their

investment and financing
objectives through sustainable finance.

1
un.org/sustainabledevelopment/sg-finance-strategy
2
About the survey: UBS surveyed 3,004 investors and 1,202 business owners with at least USD

1 million in investable assets (for investors) or at least USD 1 million in annual revenue and at least one employee other
than themselves (for business owners), between 28 September and 18 October 2021. The global sample was split across 15 locations:

Argentina, Brazil, Mainland China, France, Germany, Hong Kong SAR, Italy, Japan,
Mexico, Russia, Singapore, Switzerland, the UAE, the

UK and the US.
3

The survey was conducted

by the Economist Intelligence Unit,

commissioned by UBS, and

surveyed 450 institutional investors working

in asset and wealth management

firms, corporate pension

funds, endowment
funds, family offices, government agencies, hedge funds,

insurance companies, pension funds, sovereign wealth funds and reinsurers in North America, Europe and Asia Pacific.

Our strategy, business model and environment

| How we create value for our stakeholders

Sustainable

investment
Sustainable investment

(SI) focuses

on investment

decisions that
seek to make a difference, while generating competitive financial returns. SI

strategies aim

to better

risk manage

portfolios in

line
with 21st-century

challenges and

/ or

to align

investments with
investors’

sustainability

values,

while

also

targeting

improved
portfolio risk and return characteristics.
We have

long recognized

that clients

and other

stakeholders
need

transparency

about

the

sustainability

objectives

of

our
various investment products. During 2021, the European Union’s
Sustainable Finance Disclosure

Regulation (the SFDR)

provided the
first formal, comprehensive legislative

framework establishing an
important

marker

for

the

industry’s

efforts

in

this

area.
Consequently, we have further evolved our own definitions of SI, which now include the following two categories.
–

Sustainability

focus:

strategies

that

have

explicit

sustainable
intentions

or

objectives

that

drive

the

strategy.

Underlying
investments may contribute to positive sustainability

outcomes
through products / services / use of proceeds.
–

Impact

investing:

investment

strategies

that

have

an

explicit
intention

of

generating

measurable,

verifiable,

positive
sustainability

outcomes.

Impact

generated

is

attributable

to
investor action and / or contribution.
ESG integration

and exclusion
We also identify two approaches that consider ESG factors in the investment process

to varying

degrees,

but which

on their

own
are not considered sustainable investment.
–

ESG

integration
:

considers

ESG

factors

alongside

traditional
financial

metrics

to

assess

the

risk-return

profile

in

the
investment

process.

This

approach

is

rapidly

becoming

an
industry

standard,

as

the

inclusion

of

such

factors

has

been
shown to benefit overall investment

risk-return considerations.

–

Exclusion
: when

individual companies

or entire

industries are
excluded from

portfolios because

their activities

do not

meet
certain

ESG

criteria and

/ or

do

not

align

with

the

values of
clients and / or UBS.

Sustainable

financing
We

offer

products

and

solutions,

including

access

to

capital
markets,

to

clients

looking

to

finance

assets

that

demonstrate
sustainability

characteristics

and /

or

support the

transition to

a
low-carbon economy. Financing

activities can be

on-balance sheet
(such as

loans and

mortgages) or

off-balance sheet (such

as access
to

debt

and

equity

markets).

We

also

provide

advice

on

ESG
factors

(both

financial

and

non-financial),

such

as

integrated
disclosure requirements.
We

use

regulatory

and

market

standards

where

these

are
available; for

example, in

the debt

capital markets

business, we
refer

to

the

International

Capital

Market

Association

(ICMA)
Green, Social or

Sustainability-Linked Bond Principles.

Where such
guidelines

or

standards

are

not

available,

we

aim

to

align

with
market

best

practice.

This

is

the case,

for

example,

with

equity
capital markets activities.
Our established sustainability and climate risk

(SCR, previously
known at UBS

as environmental

and social

risk, or

ESR) framework
is used to analyze

potential transactions and client

relationships in
order to

limit any

negative impact

on the environment

and society.
Moreover,

as

one

of
the

world’s

largest

asset

gathering
businesses,

we

are

in

a

privileged

position

to

leverage

the
experience

gained

from

our

Climate

Aware

framework,
established

in 2019

by our

Asset Management

business, to

the
benefit of our financing clients.
›

Refer to the “Key achievements in 2021”

chart in the
Sustainability Report 2021, available from 11

March 2022 under
“Annual reporting” at ubs.com/investors

In

2021,

we

noted

continued

strong

momentum

in

our
sustainable

finance

activities. SI

assets

grew

to

USD 251

billion,
compared with USD 141

billion in 2020,

and assets subject

to ESG
integration

and

to

exclusions

grew

to

USD 813

billion

in

2021,
compared

with

USD 645

billion

in

2020.

Jointly,

SI

assets

and
assets subject

to ESG integration

and to exclusions

reached over
23% of client

invested assets, up

from 18.8% in

2020. In addition
to generally supportive

markets, the growth

was driven by

client
demand,

our

focus

on

advancing

sustainable

solutions,

and
converting traditional funds to sustainable ones.

UBS total invested assets
1,2
For the year ended % change from
USD billion, except where indicated GRI 31.12.2021 31.12.20 31.12.19 31.12.20
Sustainable investments
Sustainability focus
3
FS11 222.7 127.7 46.4 74.4
Impact investing
4
FS11 28.5 13.1 9.1 117.1
Total sustainable investments
5
251.2 140.8 55.5 78.4
SI proportion of total invested assets (%) 5.5 3.4 1.5
ESG integration
6
FS11 558.0 512.8 372.3 8.8
Exclusion
7
FS11 255.1 132.2 52.2 93.0
Total ESG integration and exclusion FS11 813.2 645.0 424.5 26.1
ESG integration and exclusion proportion of total invested assets (%) FS11 17.7 15.4 11.8
UBS total invested assets 4,596.2 4,187.2 3,606.6 9.8
1

We are refocusing our sustainable investment reporting on those investment strategies exhibiting an explicit sustainability intention. ESG integration and exclusion approaches,

although considering ESG aspects in
the investment process,

are in and

of themselves not

considered sustainable investment

strategies.

2

FS represents the

performance indicators defined

in the Financial

Services Sector Supplement

of the Global
Reporting Initiative (GRI) reporting framework.

3

Strategies that have explicit sustainable

intentions or objectives that drive

the strategy. Underlying

investments may contribute to positive

sustainability outcomes
through products / services /

use of proceeds. Examples

include Global Wealth Management’s

Discretionary Manage SI mandate

solution and Asset Management’s

strategies such as its

Global Sustainable Equities
product.

4

Strategies that have explicit intentions of generating measurable, verifiable and positive sustainability outcomes. Impact generated is attributable to investor action and /

or contributions. Examples include
Global Wealth Management’s Oncology Impact funds and Asset Management’s Global Engage for Impact Equity funds.

5

In 2021, UBS converted funds to the sustainability focus and impact investment categories, in line with corresponding

changes to the funds’

underlying investment policies.

The main impact

was on sustainability

focus and impact strategies

in Asset Management

of USD 38 billion

and sustainability focus
fund conversions in Global Wealth Management.

6

Strategies that integrate ESG factors into the

fundamental financial analysis to improve risk /

return.

7

Strategies that avoid investments in companies

that do
not meet certain ESG criteria and / or do not align with the values of clients and / or UBS. The enhancement of the UBS ESG exclusion policy to include a broader set of exclusions in the third quarter of 2021 was the
main driver (>50%) of the increase in exclusion assets in 2021.

Our offering

to clients
Our

private

clients

benefit

from

fully

diversified

sustainable
portfolios,

as

well

as

advisory

options.

In

2020,

we

made
sustainable investments

the preferred

solution for

private clients
investing

globally.

In

July

2021,

we

expanded

our

sustainable
investing offering

with a

new advisory

solution that

enables clients
to

tailor

their

sustainable

investments

to

their

personal
preferences.

In

2021,

our

flagship

SI

mandates,

based

on

our
sustainable investing strategic asset allocation (SI SAA), exceeded
USD 30 billion under management.
Our institutional clients benefit from the holistic integration of
ESG

factors into

the investment

decision-making

process across
the entire suite of investment funds and strategies. Underpinning our

ESG

integration

activities

is

a

robust

stewardship

program,
including engagement

and proxy

voting.

We have

continued to
build

on

our

position

as

a

leading

provider

of

sustainable
exchange-traded funds (ETFs), launching 17 new sustainable

ETFs
in 2021,

including a

full suite

of benchmarks

aligned with

the Paris
Agreement.

We

remain

firmly

positioned

as

Europe’s

second-
largest sustainable ETF-provider,

with an SI

asset base of

USD 40
billion as of 31 December 2021.
Our retail clients in Switzerland

have access to appropriate and
relevant SI products.

Interest in SI

solutions continued

to be

strong
in

2021.
UBS

ManageTM

SI
,
a

Global

Wealth

Management
product, represented almost 70% of Personal Banking’s

mandate
sales. In addition, 47%

of total custody

assets in Personal

Banking
are composed of sustainable investments.

For our

Swiss corporate

and institutional

clients, supplier

and
producer transactions in commodity

trade finance are monitored
according

to

our

SCR

standards.

Furthermore,

our

sustainable
finance

advice

extends

to

strategic

positioning

of

business
models, disclosure practices and benchmarking.
Our

corporate

clients

benefit

from

a

range

of

financing

and
advisory solutions

at all

stages on

their

sustainability journey.

In
2021, Global Banking, within

our Investment Bank, set

up an ESG
Advisory

team

to

assist

established

corporate

clients

with

the
integration

of

ESG

risks

and

opportunities

into

their

decisions
related to strategy, operations

and financing, thereby supporting
their

positioning in

the financial

markets.

They also

help

young
ESG-driven companies

with the raising

of private and

/ or public
financing.
›
Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about our sustainable investing

and financing
offering, including financing solutions, advisory

and research
and insights
Managing sustainability and climate risks
At UBS, SCR is defined as the risk that

UBS is negatively impacted
by

or
negatively impacts
climate

change,

loss

of

biodiversity,
human rights infringements, and other environmental, social and governance matters. We apply an SCR policy framework with the aim of identifying

and managing potential

adverse impacts on

the
environment and

/ or

to human

rights, as

well as

the associated
environmental and social risks

to which our clients’ and

our own
assets are exposed.

›
Refer to “Sustainability and climate

risk” in the “Risk
management and control” section of this

report for more
information

Our strategy, business model and environment

| How we create value for our stakeholders

Our sustainability targets and progress
We work with a

long-term focus on

providing appropriate returns
to all

of our

stakeholders in

a responsible

manner.

To

underline
our commitment,

we provide

transparent targets

and report

on
progress

made

against

them

wherever

possible.

In

2021,

we
included new targets, in particular pertaining to our commitment to becoming a net-zero

bank. Our targets, as

set out below,

can
therefore

only

partly

be

compared

with

what

we

set

out

in
previous years.
Our key targets
Planet, people, partnerships
–

USD 400 billion

invested assets

in sustainable

investments by
2025.
Planet
–

Set decarbonization targets for 2030 for financing

of the fossil
fuel,

power

generation

and

real

estate

sectors

(from

2020
levels):
–

reduce

absolute

financed

emissions

associated

with

UBS
loans to fossil fuel companies by 71%;
–

reduce

emissions

intensity

associated

with

UBS

loans

to
power generation companies by 49%;
–

reduce emissions

intensity of

UBS’s commercial

real estate
lending portfolio by 44%; and
–

reduce

emissions

intensity

of

UBS’s

residential

real

estate
lending portfolio by 42%.
–

Align USD 235

billion of

invested assets

to net

zero by

2030
(Asset Management).
–

A
chieve

net
- zero emissions
across

discretionary

client
portfolios by 2050.
–

Achieve net-zero emissions resulting from our own operations
(scopes

1 and 2) by 2025; cut energy consumption by 15% by
2025 (compared with 2020).
–

Offset historical

emissions back

to the

year 2000

by sourcing
carbon offsets (achieved by the end of

2021) and by offsetting
credit

delivery

and

full

retirement

in

registry

(by

the

end

of
2025).
–

Engage with our key vendors on targeting net zero by 2035.
People
–

30% global female representation

at Director level and above
by 2025.
–

26%

US

ethnic

minority

representation

at

Director

level

and
above by 2025.
–

26%

UK

ethnic minority

representation

at

Director

level

and
above by 2025.
–

Raise

USD 1

billion

in

donations

to

our

client

philanthropy
foundations

and

funds

and

reach

25

million

beneficiaries

by
2025 (cumulative for 2021–2025).
–

Support

one

million

beneficiaries

through

our

community
impact activities by 2025 (cumulative for 2020–2024).
Partnerships
–

Establish UBS as a leading facilitator of discussion, debate and idea generation.
–

Drive

standards,

research

and

development,

and

product
development

through

partnerships

across

the

financial
ecosystem.
›

Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information about UBS’s sustainability achievements in 2021

and
our progress on key targets
Taking climate action
1

Our climate

governance
As

part

of

its

annual

approval

of

our

sustainability

and

impact
objectives, the CCRC

also oversees UBS’s

climate strategy, as

set
by the GEB. During its six meetings throughout the course

of the
year,

the

CCRC

reviews

the

GEB’s

activities

in

executing

our
climate

strategy

and,

jointly

with

the

BoD’s

Risk

Committee,
evaluates the

progress of

our climate

risk program.

The committee
also

reviews

the

alignment

of

our

climate

disclosures

with

the
recommendations of

the Task

Force on

Climate-related Financial
Disclosures (the TCFD).

We

manage

these

annual

plans

and

goals

through

our

ISO
14001-certified

environmental

management

system

(the

EMS),
with management accountabilities across

our firm. The

EMS helps
us

reduce

environmental

risks,

seize

market

opportunities,

and
continually

improve

our

environmental,

climate

and

resource-
efficiency performance.
In

May

2021,

we

established

a

net-zero

task

force

to

help
progress toward our ambition

of reaching net zero

by 2050. The
GEB lead for

sustainability and impact

chairs the task

force. Senior
representatives from across our firm, including from the business, risk and finance, attend the task force’s monthly meetings.

›
Refer to the UBS Climate Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for UBS’s full climate disclosures

1

This sub-section provides key information from the UBS Climate Report 2021, which contains our full climate disclosures and follows the recommendations provided by the TCFD. The Climate Report is available
from 11 March 2022 under “Annual reporting” at ubs.com/investors , integrated in the UBS Sustainability Report 2021 or as a standalone document.

Our climate

strategy
In

April 2021,

we

committed

to achieving

net-zero

greenhouse
gas emissions

resulting from

all aspects of

our business by

2050
(scope 1,

2

and

3

emissions).

We

are

publishing

our

journey
toward this ambition in our climate roadmap.
Our climate strategy

covers two

main areas: managing

climate-
related

financial

risks

and
acting

for

a

low
-
carbon

future
.
Underpinning these two areas are four strategic pillars.

1. Protecting our clients’ assets
As

a

global

financial

institution,

it

is

our

responsibility

to

help
clients navigate through the challenges of the transition

to a low-
carbon economy. We help our clients assess, manage and protect their

assets

from

climate-related

risks

by

offering

innovative
products and

services in

investment, financing and

research. We
work

collaboratively

across

our

industry

and

with

our

clients,
ensuring they

have access

to best practice,

robust science-based
approaches,

standardized

methodologies,

and

quality

data

for
measuring

and

mitigating

climate

risks.

Our

activities

include
engaging on climate topics

with the companies we

invest in. For
example,

our
Asset

Management

business

division

has
implemented an

engagement program

with 46

companies from
the

oil

and

gas,

electric

and

other

utilities,

metals

and

mining,
construction materials, chemicals,

and automotive sectors.

During
2021, we also supported 70 climate-related resolutions.
2. Protecting our own assets
We

seek

to

protect

our

assets

by

limiting

our

risk

appetite

for
carbon-related

assets.

We

use

scenario-based

stress-testing
approaches

and

other

forward-looking

portfolio

analyses

to
estimate

our

vulnerability

to

climate-related

risks.

As

of
31 December

2021,

we

had

reduced

our

lending

exposure

to
carbon-related

assets

to

9.9%

(USD 45.6

billion)

of

our

total
customer

lending exposure.

This was

down

from

10.4% at

the
end of 2020 and 10.7% at the end of 2019.
3. Reducing our climate impact
We

are

committed

to

achieving

net-zero

emissions

in

our

own
operations

(scopes

1

and

2)

by

2025

by

replacing

fossil

fuel
heating

systems,

maintaining

our

100%-renewable

electricity
coverage

and

investing

in

credible

carbon

removal

projects
(including

negative

emissions

technology).

We

will

also
compensate for our

historical scope 1 and

2 emissions back

to the
year

2000

by

using

credible

and

clear

carbon

offsets

and
investments

in

nature-based

solutions.

Furthermore,

we

are
currently

working

to

understand

and

quantify

the

scope 3
emissions

in

our

supply

chain.

We

are

engaging

with

our

key
vendors on targeting net zero by 2035.
4. Mobilizing capital
We mobilize private and institutional capital through investments that

help

the

world

mitigate

and

adapt

to

climate

change. We
were

the

first

major

global

financial

institution

to

have

made
sustainable

investments

the

preferred

solution

for

our

private
clients

wishing

to

invest

globally.

We

also

support

our

goal

of
mobilizing capital as

a lender and

corporate advisor. For

corporate
clients, we support

the issuance

of green, social,

sustainability and
sustainability -
linked

bonds
–
and

the

raising

of

capital

in
international

capital

markets

–

in

line

with

recognized

market
guidelines,

such

as

the

ICMA

Green

Bond

Principles.

We

also
extend green and

sustainable loans in

line with the

Loan Market
Association.

In

2021,

we

began

offering

borrowers
Green
Mortgages

via

the
key4

platform,

the

first

Swiss

real

estate
platform

for

investment

properties

that

promotes

sustainable
mortgages.
›
Refer to the UBS Climate Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for a full description of UBS’s climate strategy

Our strategy, business model and environment

| How we create value for our stakeholders

Our management of climate risks

Climate

risks

can

arise

from

either

changing

climate

conditions
(physical

risks)

or

from

efforts

to

mitigate

climate

change
(transition risks). The physical

and transition risks from

a changing
climate contribute

to a

structural change

across economies

and,
consequently, can

affect banks

and the

financial sector

through
financial and non-financial impacts.
In

March

2020,

Group

Risk

Control

established

our

firm’s
climate risk program to further integrate climate risk in the firm’s risk

management

framework

and

standard

processes.
The
program

follows

a

multi-year

roadmap

to

address

regulatory
expectations and is engaging with stakeholders and experts both internally

and

externally

to

further
develop
climate

risk
methodologies,

to

deliver

on

ongoing

climate

stress

testing
exercises

and

to

build

capacity

to

respond

to

climate

risk
management expectations.
We

currently

identify

and

manage

climate

risks

in

our

own
operations, our balance sheet, client assets and the supply

chain.
To

protect

our

clients’ and

our

own

assets

from

climate-related
risks, in

2021, we

continued to

drive the

integration of

climate-
related risk into our standard risk management framework.

We further integrated climate

risk in:

(i) risk identification and
measurement ;   (ii)
monitoring

and

risk

appetite

setting
;
(iii) management and

control; and (iv)

reporting processes across
the organization.
›

Refer to “Sustainability and climate

risk” in the “Risk
management and control” section of this

report
›

Refer to the UBS Climate Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for a full description of UBS’s management of climate risks
Our climate-related metrics and targets
For

many

years,

we

have

been

developing

methodologies

that
enable

us

to

disclose

climate-related

metrics

more

robustly

and
transparently. Most recently, regulators and standard setters have provided more guidance

on metrics. We firmly

aim to keep

pace
with

these

new

developments

and

requirements

and

further
evolve our

climate-related metrics. This

commitment remains,

as
does our determination to continue

leading the way in efforts to
mitigate climate change.
UBS supports the goals

of the Paris Agreement,

which includes
aligning

our

own

operations

and

business

activities

with

a
pathway

of

a

five-step

net-zero

plan

to:

(i) measure

carbon
emissions;

(ii) define

a

roadmap

and

set

targets;

(iii) reduce
climate

impact;

(iv) finance

climate

action

and

support

the
transition of our clients; and (v) communicate and engage.
›
Refer to the UBS Climate Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for a full description of UBS’s net-zero targets, including baselines and pathways

Climate-related metrics 2021
For the year ended % change from
31.12.21 31.12.20 31.12.19 31.12.20
Risk management

Carbon-related assets (USD billion)
1,2
45.6 45.4 40.1 0.4
of which: UBS AG (standalone)
3
7.0 7.6 7.5 (8.7)
of which: UBS Switzerland AG (standalone)
3
37.9 37.1 31.9 2.4
Proportion of total customer lending exposure, gross (%) 9.9 10.4 10.7
Total exposure to climate-sensitive sectors, transition risk (USD billion)
2,4
37.5 37.5 33.4 0.0
of which: UBS AG (standalone)
3
4.6 5.4 5.8 (15.9)
of which: UBS Switzerland AG (standalone)
3
32.8 31.7 27.3 3.4
Proportion of total customer lending exposure, gross (%) 8.2 8.6 9.0
Total exposure to climate-sensitive sectors, physical risk (USD billion)
2,4
25.5 26.2 25.6 (2.8)
of which: UBS AG (standalone)
3
10.8 11.5 13.1 (6.1)
of which: UBS Switzerland AG (standalone)
3
13.6 13.5 11.7 1.4
Proportion of total customer lending exposure, gross (%) 5.6 6.0 6.9
Identified significant climate-related financial risk on balance sheet
5
None None None
Opportunities
Number of green, sustainability, and sustainability-linked bond deals
6
98 29 26 237.9
Total deal value of green, sustainability, and sustainability-linked bond deals (USD billion)
6
63.3 19.3 15.6
UBS apportioned deal value of above (USD billion) 13.2 5.7 3.4
Stewardship – voting
Number of climate-related resolutions voted upon
7
89 50 44 78.0
Proportion of supported climate-related resolutions (%) 78.6 88.0 81.8
Own operations
(reporting period: July to June)
Net GHG footprint (1,000 metric tons CO
2
e)
8
30 75 104 (60.0)
Change from baseline 2004 (%) (92.0) (79.0) (71.2)
Share of renewable electricity (%) 100 85 72
1 The carbon-related assets

metric has been updated to

cover the four non-financial groups

as defined by the TCFD,

i.e., energy, transportation,

materials and buildings,

and agriculture, food and for

est products.

2 Includes total
loans and advances to customers and guarantees as well as irrevocable loan commitments (within the scope of expected credit loss).

3 Based on standalone IFRS numbers.

4 Climate-sensitive sectors are defined as those business
activities that are rated as having high,

moderately high or moderate vulnerability

to transition risks and physical risks.

For more details, refer

to the “UBS lending to climate-sensitive sectors”

table under “Sustainability and climate
risk” in the “Risk management

and control” section of this report

and “Climate scenario analysis” in the

“What” section of the Sustainability Report

2021, available from 11 March 2022

under “Annual reporting” at
ubs.com/investors .
Physical risk number includes USD 4 billion of

loans backed by real estate in

regions with elevated physical climate risks.

Global Wealth Management corporate lending

to customers represents 1.1% of all on- and

off-balance sheet
loans and advances to customers,

and is excluded from the climate-sensitive

sectors analysis in 2021.

5

M
ethodologies for assessing climate-related financial risk are emerging and may change over time,

as described in the UBS
Climate Report 2021, available from 11 March

2022 under “Annual reporting” at
ubs.com/investors
.

6
Such as, but not limited to, ICMA Green Bond

Principles, Sustainability Bond Principles, and Sustainability-linked Bond Principles.

7 This excludes proposals related to Japanese companies that included changes to the companies’ articles of association. 2021 numbers include shareholder and management proposals, 2020 and 2019 numbers shareholder proposals
only. This reflects the increasingly common market

practice of climate-related proposals being presented by management.

8 Net greenhouse gas (GHG) footprint equals gross

GHG emissions minus GHG reductions from renewable
electricity and CO
2
e offsets (gross GHG

emissions include: direct GHG emissions

by UBS; indirect GHG

emissions associated with the generation

of imported / purchased

electricity (grid average emission

factor), heat or steam;

and
other indirect GHG emissions associated with business travel, paper consumption and waste disposal).

A breakdown of our GHG emissions (scopes 1, 2 and 3) is provided in appendix

4 to the Sustainability Report 2021, available from
11 March 2022 under “Annual reporting” at ubs.com/investors .

Reporting to our stakeholders on our sustainability
strategy and activities
Information about all our

sustainability efforts and commitments
is

provided

in

our

Sustainability

Report

2021,

available

under
“Annual

reporting”

at
ubs.com/investors
.

The

content

of

the
Sustainability Report 2021 has been prepared in accordance with
Global Reporting Initiative (GRI) Standards

(the “comprehensive”
option) and with the

German rules implementing the

EU Directive
on

disclosure

of

non-financial

and

diversity

information
(2014/95/EU). Our

reporting on sustainability

has been

reviewed
on a limited assurance basis by Ernst & Young Ltd

against the GRI
Standards.
›
Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for an
overview of non-financial disclosures in accordance

with the
German rules implementing EU Directive 2014/95

and for
information on UBS AG and UBS Europe SE

disclosures pursuant
to EU Taxonomy Art. 8

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

(
a G -
SIB),

as
designated

by

the

Financial

Stability

Board,

and

a

systemically
relevant bank

(an SRB)

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

supervision, and enforcement. It

is
responsible for prudential

supervision

and mandates audit

firms to
perform regulatory

audits and

other supervisory

tasks on

its behalf.
Capital adequacy and liquidity regulation
As an

internationally

active Swiss

SRB, we

are subject

to capital

and
total loss-absorbing

capacity requirements that are based on both
RWA and LRD and

are among the most

stringent in

the world. We
are also subject to short-term liquidity coverage ratio rules and to long-term minimum

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
stable funding ratio

›
Refer to “Industry trends” in the “Our environment”

section of
this report for more information about revisions of the

Swiss
too-big-to-fail liquidity framework

Regulation and supervision outside Switzerland
Regulation and supervision in the US
In the

US, UBS

is subject

to regulation

and supervision

by the

Board
of Governors of

the Federal

Reserve System (the

Federal Reserve
Board) under a

number of laws. UBS

Group AG and

UBS AG are
both subject

to the Bank

Holding Company

Act, pursuant

to which
the Federal

Reserve Board

has supervisory authority

over the

US
operations

of both UBS

Group AG and

UBS AG.

In

addition

to

being

a

financial

holding

company

under

the
Bank Holding Company Act, UBS AG has US branches, which are
authorized and supervised by the

Office of the Comptroller of

the
Currency.

UBS AG

is

registered

as

a

swap

dealer

with

the
Commodity

Futures

Trading

Commission

(the

CFTC)

and

as

a
securities-based

swap

dealer

with

the

Securities

and

Exchange
Commission (the SEC).

UBS Americas Holding LLC, the

intermediate holding company
for

our

operations

in

the

US

outside

of

the

UBS

AG

branch
network,

as

required

under

the

Dodd–Frank

Act,

is

subject

to
requirements established by the

Federal Reserve Board related

to
risk-based

capital,

liquidity,

the

Comprehensive

Capital

Analysis
and

Review

stress

testing

and

capital

planning

process,

and
resolution planning and governance.
UBS

Bank

USA,

a

Federal

Deposit

Insurance

Corporation-
insured depository institution subsidiary, is licensed and regulated by state regulators in Utah.

UBS Financial

Services Inc.,

UBS Securities

LLC and several

other
US subsidiaries of

UBS are

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

London, which serves

as
a global

booking center

for our

Investment Bank.

Our regulated
subsidiaries in the UK that

provide asset management services are
authorized and regulated mainly by the FCA, with one entity also subject to the authority of the PRA.
Regulation and supervision in Germany / the EU
UBS Europe SE is

subject to the

direct supervision of the

European
Central

Bank,

as

well

as

to

continued

conduct,

consumer
protection and

anti-money laundering-related

supervision by the
German

Federal

Financial

Supervisory

Authority

(the

BaFin)

and
supervisory

support

by

the

German

Bundesbank.

The

entity

is
subject to

EU and

German laws and

regulations. UBS

Europe SE
maintains

branches

in

Denmark,

France, Italy,

Luxembourg,

the
Netherlands,

Poland,

Spain,

Sweden

and

Switzerland,

and

is
subject to

conduct supervision

by authorities

in all

those countries.

Regulation and supervision in Asia Pacific
We operate in

13 locations in

Asia Pacific and are

subject to the
regulation

and supervision

by local

financial

regulators.

Our regional
hubs

are Singapore

and Hong

Kong SAR.
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

Commission.

In

addition,

UBS

Securities

Hong

Kong
Limited is supervised

by the Hong

Kong Stock Exchange

and the
Hong Kong Futures Exchange.
In Mainland

China, UBS

has multiple

licenses to

operate its

core
business

lines
,
and

the

various

UBS

entities

are

subject

to
regulation

by

a

number

of

different

government

agencies.

The
People’s

Bank

of

China

oversees

the

macro

capital

markets
policies

and ensures

coordinated supervisory

approaches

by the
China

Banking

and Insurance

Commission,

the

China Securities
and Regulatory Commission, and the exchanges.
Financial crime prevention
Combating money laundering

and terrorist financing

has been a
major

focus

of

many

governments

in

recent

years.

Laws

and
regulations, including

the US Bank

Secrecy Act,

require effective
policies,

procedures

and

controls

to

detect,

prevent

and

report
money laundering and

terrorist financing, and

the verification of
client

identities.

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
›
Refer to “Non-financial risk” in the “Risk

management and
control” section of this report for more information
Data protection
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

maintain

systemic

functions

in
case

of

impending

insolvency.

In

response

to

these

Swiss
requirements,

and

similar

ones

in

other

jurisdictions,

UBS

has
developed

recovery

plans

and

resolution

strategies,

as

well

as
plans

for

restructuring

or

winding

down

businesses

if

the

firm
could not be stabilized otherwise.

In 2013, FINMA stated its

preference for a single point

of entry
(SPE) strategy for globally active SRBs, such as

UBS, with a bail-in
at

the

group

holding-company

level.

UBS

has

made

structural,
financial and operational changes

to facilitate an SPE

strategy and
is

confident

that

a

resolution

of

the

bank

is

operationally
executable

and

legally

enforceable.

FINMA

published

its

most
recent

assessment

of

Swiss

SRBs’

emergency

and

recovery

and
resolution plans

in March 2021,

which confirmed

that our Swiss
emergency plan

is effective,

subject to

further reduction

of joint
and

several

liabilities.

Since

the

previous

assessment,

UBS

has
reduced

its

joint

and

several

liabilities

to

the

requested

level.
FINMA acknowledged progress

made in UBS’s

overall resolvability,
by building up the necessary capabilities or removing obstacles to the implementation of the resolution strategy.

UBS’s crisis management framework
Our crisis management framework

includes three key governance
bodies (see chart

on the following

page), which take

responsibility
and action depending on

the nature of the

stress incident and the
scale of the response needed.
–

For

incident,

risk

and

crisis

management,

the

Group

Crisis
Management

Committee

works

with

incident

management
teams that provide monitoring and early-warning indicators at local / regional

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
–

FINMA

has

the

authority

to

determine

whether

the

point

of
non-viability

(PONV)

as

defined

by

Swiss

law

(referred

to

as
“impending insolvency” in the Banking Act) has been reached
and, in

such cases,

as part

of the

resolution strategy,

has the
power

to

order

the

bail-in

of

creditors

to

recapitalize

and
stabilize the

Group, limit

payments of

dividends and

interest,
alter our

legal structure,

take actions

to reduce

business risk,
and order a restructuring of the bank.

Our strategy, business model and environment

| Regulation and supervision

Global Recovery Plan

The

GRP

gives

senior

management

a

tool

to

restore

financial
strength if UBS comes under severe capital and liquidity stress.

Quantitative

and qualitative

triggers are

monitored daily

and
subject

to

predefined

governance

and

escalation

processes.
Recovery

options

are

linked

to

owners

and

checklists

with

the
objectives

being

capital

preservation,

capital

raising

and

raising
funding,

and disposal or wind-down of businesses.
Global Resolution Strategy
FINMA

is responsible

for developing

the resolution

strategy

for UBS.
The planning

includes

measures

that

FINMA

can take

to resolve

UBS
in an

orderly manner

if the

Group enters

into resolution.

FINMA

has
the ultimate authority

and responsibility

to execute the resolution,
in

cooperation with

the

Swiss

National

Bank,

the

Swiss

Federal
Department of Finance and

other key authorities. The

SPE bail-in
strategy would

involve writing

down the Group’s

remaining equity
and additional

tier 1

and tier

2 instruments,

as well

as bail-in

of total
loss-absorbing (TLAC)-eligible

senior unsecured bonds at

the UBS
Group

AG

level.

An

internal recapitalization

of

undercapitalized
subsidiaries

would be made

simultaneously

with losses

transmitted
to

UBS

AG

and,

ultimately,

UBS

Group

AG.

Post-resolution
restructuring

measures

could

include

disposal

and winding

down

of
businesses

and assets.

FINMA

noted that

we have

already

taken key
preparatory

steps

and

made

good

progress

regarding

global
resolvability.

Local recovery and resolution plans
The Swiss

emergency plan

demonstrates how

UBS’s systemically
important

functions

and

critical

operations

in

Switzerland

can
continue if

the UBS

Group cannot

be restructured. This

is achieved
mainly

by

maintaining

UBS

Switzerland

AG

as

a

separate

legal
entity.

FINMA

has

confirmed

that

the

Swiss

emergency

plan

is
effective,

subject

to

further

reduction

of

joint

and

several
liabilities.
The US resolution

plan sets out

the steps that

could be taken
to

resolve

the

UBS

Americas

Holding

LLC

group

if

it

suffered
material

financial

distress

and

the

UBS

Group

was

unable

or
unwilling

to

provide

financial

support.

As

required

by

US
regulations, our US plan

contemplates that UBS

Americas Holding
LLC

will

commence

US

bankruptcy

proceedings.

Prior

to
commencement

thereof,

the

plan

envisages

UBS

Americas
Holding LLC down-streaming financial

resources to subsidiaries to
facilitate orderly wind-down or disposal of businesses.
Following

the

cross-border

merger

of

UBS

Limited

into
UBS Europe SE,

the enlarged

European operating

subsidiary has
developed

resolution

plans

based

on

Single

Resolution

Board
requirements.

Given

the

relatively

small

size

of

UBS

Europe

SE
compared

with

the

overall

Group,

emphasis

is

placed

on

the
recovery

plan and

the resolution

strategy for

the UBS

Group to
provide

the

tools

necessary

to

recapitalize

and

restructure

the
entity in case of material financial distress.
Other

local

recovery

and

resolution

plans

exist

for

various
Group entities and jurisdictions.

Regulatory and legal developments
Developments regarding Sanctions and Export Controls
As

a

result

of

the

Russian

invasion

of

Ukraine

on

24 February
2022,

Switzerland,

the

US,

the

EU,

the

UK

and

others

have
announced unprecedented levels

of sanctions

and other

measures
against

Russia

and

certain

Russian

entities

and

nationals.

UBS’s
policy

is

to

comply

with

all

applicable

laws,

including

sanctions
and export

controls, in

the jurisdictions

in which

it operates.

At
present,

numerous

complex

regimes

are

developing

rapidly

in
response

to the

escalating conflict

and UBS

is working

carefully
and assiduously

to comply

with all

relevant requirements

and to
address their potential consequences.
Developments regarding the too-big-to-fail regulation
In March 2021,

the Swiss Financial Market

Supervisory Authority
(FINMA)

published

its

annual

assessment

of

the

recovery

and
resolution plans of

systemically important financial

institutions in
Switzerland. The report shows that FINMA approved UBS’s group recovery plan and assessed its

Swiss Emergency Plan as effective.
It also

highlighted that

UBS made

further progress

in improving
its global

resolvability by

building up

the necessary

capabilities and
removing

obstacles

to

the

implementation

of

the

resolution
strategy, while pointing out areas for further improvement.
In June 2021, the

Swiss Federal Council issued the

results of its
bi-annual

review

of

the

Swiss

too-big-to-fail

regulatory
framework.

The

Swiss

Federal

Council

concluded

that

no
fundamental

changes

to

the

framework

are

needed.

Potential
areas for

adjustment identified

include further

tightening of

the
liquidity

requirements

for

systemically

important

banks

and

the
alignment of incentive systems to support a bank’s resolvability.
In September 2021,

the Swiss Federal

Department of Finance
launched

a

consultation

on

proposed

revisions

to

the

Swiss
Liquidity Ordinance, with

the aim of

strengthening the

resilience
of systemically important banks

in Switzerland. As proposed,

the
revisions

would

increase

the

regulatory

minimum

liquidity
requirements for

systemically important banks,

including UBS.

The
final rule is expected to be published later this year.
Reactivation of the Swiss countercyclical buffer

In January 2022,

the Swiss

Federal Council decided,

at the request
of

the SNB,

to reactivate

the countercyclical

capital buffer,

at a
maximum

level

of

2.5%

on

risk-weighted

positions

that

are
directly

or

indirectly

backed

by

residential

properties

in
Switzerland. This is

expected to increase

our common equity

tier
1 (CET1) minimum capital requirement by approximately 30 basis points. The reactivated

countercyclical capital buffer

will become
effective on 30 September 2022.
International developments regarding capital regulation
In

March

2021,

US

banking

regulators,

including

the

Federal
Reserve

Board

(the

FRB),

the

OCC

and

the

Federal

Deposit
Insurance

Corporation

(the

FDIC)

decided

not

to

extend

the
temporary

exclusion

of

central

bank

deposits

and

US

Treasury
securities

from

the

leverage

exposure

calculation

for

the
supplementary leverage ratio

beyond March 2021.

The temporary
exemption was applicable to UBS Americas Holding LLC (UBSAH)
with

respect

to

US

regulatory

capital

requirements.

In

addition,
the

Federal

Reserve

announced

that

the

limits

on

capital
distributions imposed

during the

COVID-19 pandemic

would be
removed after

30 June 2021. As

a result,

capital distributions by
UBSAH

will

generally

be

permitted

for

as

long

as

it

meets
regulatory capital

requirements, including

the incremental

stress
capital buffer set by the FRB as part of its Comprehensive Capital
Analysis and Review stress test (CCAR). Following the completion of

the

annual

Dodd–Frank

Act Stress

Tests

(DFAST)

and

CCAR,
UBSAH

was

assigned

a

stress

capital

buffer

(an

SCB)

of

7.1%
(previously 6.7%) under the SCB rule as of 1 October 2021.
In

July

2021,

the

European

Central

Bank

announced

its
decision
to

remove

COVID

related

restrictions

on

capital
distributions

and

share

buybacks

by

banks

with

effect

from
1 October 2021.
In October 2021,

the European Commission

(the EC) published
a legislative proposal

to amend the

EU’s prudential rules

for banks
to implement the remaining elements

of Basel III and revised rules
on

resolution.

Once

finalized,

the

EC

envisages

that

these
requirements are likely to take effect

beginning in 2025 and UBS
Europe SE will be subject to these final provisions.
In addition,

the proposal,

which may

be adjusted

in the

political
process

and

is

expected

to

be

finalized

by

the

end

of

2023,
includes

a

requirement

that

certain

banking

and

investment
services must be provided

through a branch in

the EU. UBS Group
entities currently provide such

services in the EU

on a cross-border
basis. UBS will

assess the final

requirements to determine

whether
changes are required ahead

of the new framework entering

into
force.
Swiss stamp duty and withholding tax
In June 2021, the Swiss Parliament approved

an extension of the
current

withholding

tax

exemption

for

total

loss-absorbing
capacity instruments, including

additional tier 1, from

2021 until
the end of 2026.
In

December

2021,

the

Swiss

Parliament

also

adopted

a
legislation that

will abolish

the withholding

tax on bond

interest
payments (for bonds issued from the beginning of 2023 onward)
and will

eliminate the

securities transfer

stamp tax

on domestic
bonds.

However,

the

withholding

tax

on

interest

paid

on

bank
deposits

of

natural

persons

with

tax

domicile

in

Switzerland

is
maintained.

The

reform

intends

to

strengthen

the

debt

capital
market

in

Switzerland,

and

is

expected

to

take

effect

in

2023,
subject to an optional referendum.

Our strategy, business model and environment

| Regulatory and legal developments

OECD corporate tax reform
In October 2021, the G20

endorsed the final political agreement
on the

two-pillar solution

reached by

the OECD

/ G20

Inclusive
Framework on

Base Erosion

and Profit

Shifting (BEPS).

The two-
pillar solution

consists of Pillar 1,

which provides

taxing rights to
the

market

jurisdiction

from

where

the

profits

are

derived, and
Pillar 2, which introduces a

minimum corporate tax rate of

15%.
The G20 called for all the

rules to enter into force

at a global level
by 2024,

with some

to be

implemented in

2023. At

the time

of
publication

in

October

2021,

137

of

the

141

members

of

the
Framework had agreed to the reform and planned to incorporate the new

rules into

their respective

national legislation,

including
Switzerland. As financial services are expected to be out of scope of Pillar 1, UBS will primarily be affected by Pillar 2.

The impact of
the

reform

on

UBS

will

depend

on

implementation

by

the
adhering countries of the reform.
In January 2022,

the Swiss Federal

Council presented the

key
aspects

of

the

implementation

in

Switzerland.

The

relevant
changes will

require a constitutional

amendment, which triggers
a mandatory referendum.

The government aims

to implement the
minimum tax rate as of 1 January 2024.
Revision of the Swiss Anti-Money-Laundering Act
In

March

2021,

the Swiss

Parliament

granted final

approval

for
the

revision

of

the

Swiss

Anti-Money-Laundering

(AML)

Act,
which incorporates

several but

not all,

of the

recommendations
from the enhanced follow-up process of

the Financial Action Task
Force on Money

Laundering (the FATF). The revision will

introduce
into

Swiss

law

further

specifications

of

the

obligation

to

file
suspicious

activity

reports

and

increase

the

frequency

of

client
data

reviews.

It

will also

improve

transparency

by incorporating
additional legal

requirements for

associations with

elevated risks
of

terrorist

financing.

However,

the

FATF’s

recommendation

to
extend the

scope of

the Swiss

AML Act

to advisors

(e.g., attorneys,
fiduciaries,

and

tax

advisors)

was

not

adopted

by

the

Swiss
Parliament.

On 1 October 2021, the Federal Council issued a

draft revision
of

the

Anti-Money-Laundering

Ordinance

(AMLO)

to

detail

the
implementation of

the changes.

The consultation

on the

AMLO
ended

on

17 January

2022,

and

the

revisions

are

expected

to
enter into

force by

mid-2022. UBS

is in

the process

of adjusting
its AML processes to reflect the new requirements.
Developments regarding environmental, social and
governance matters
2021

saw

a

significant

number

of

sustainability-related

policy
developments, with a

particular focus on

disclosure requirements,
across various jurisdictions.
In

March

2021,

the

EU

Sustainable

Finance

Disclosures
Regulation

(the

SFDR)

came

into

effect.

The

regulation

defines
standards regarding, among other matters, how investors should be

informed

about

sustainability

risks

and

how

the

impact

of
investments on the environment and society should be disclosed.
This

regulation

concerns

any

prospectus

of

UBS’s

EU-domiciled
and EU-marketed funds.
In

April

2021,

the

EC

published

a

legislative

proposal

for

a
revised

Non-Financial

Reporting

Directive

(NFRD)

requiring

firms
to publish enhanced information

about their activities

with regard
to environmental, social and governance (ESG)-related matters.
In

July

2021,

the

EC

adopted

regulations

prescribing

the
content,

methodology

and

presentation

of

climate-related
disclosures

that

are

required

under

Art.

8

of

the

EU

Taxonomy
Regulation.

As

part

of

their

non-financial

reporting,

credit
institutions will be

required to disclose

a green asset

ratio covering
the banking book and

certain trading portfolios, as well

as other
key

performance

indicators

(KPIs),

including

the

proportion

of
green

taxonomy-aligned

off-balance

sheet

exposures

and

fees
and

commission income.

Starting with

the annual

reporting

for
2021, taxonomy-eligible

assets are

required to

be disclosed;

the
remaining

set

of

KPIs

is

to

be

fully

phased

in

for

our

annual
reporting

for

2025.

These

disclosure

requirements

will

apply

to
UBS AG and UBS Europe SE.
In August

2021, the

Swiss Federal

Council decided

to introduce
mandatory

reporting

requirements

for

large

Swiss

companies
based

on

the

recommendations

of

the

Financial

Stability

Board
(the FSB) Task

Force on Climate-related

Financial Disclosures (the
TCFD).

A

consultation

on

the draft

proposal

is

planned

in

mid-
2022,

with

mandatory

requirements

expected

to

apply

to

the
2023 annual reporting. Our disclosures

are already largely aligned
with

the

2017

TCFD

recommendations

and

we

expect

to

fully
implement those by the end of 2022.
In November 2021,

the Swiss Federal

Council published several
recommendations

to

increase

transparency

regarding

climate-
related

information

and

reporting

in

the

Swiss

financial

center,
including that: i)

financial market

participants use comparable

and
meaningful climate compatibility

indicators to create

transparency
for all financial products and client portfolios; and ii) the financial sector

joins

international

net-zero

alliances.

UBS

has

joined

the
Glasgow

Financial

Alliance

for

Net

Zero

(GFANZ)

and

is
participating in an industry-wide

working group led by

the Swiss
Federal

Department

of

Finance

(the

FDF)

to

develop

climate
compatibility

indicators.

The

Swiss

Federal

Council

has

also
instructed

the

FDF

to

work

with

the

Department

of

the
Environment,

Transport,

Energy

and

Communications

(DETEC)
and

FINMA

to

jointly

assess,

by

the

end

of

2022,

whether

any
changes to financial

market rules may

help avoid greenwashing,
and, if necessary, to propose binding guidelines.

In November 2021, FINMA issued guidance on preventing and
combating

greenwashing in

the context

of sustainability-related
collective

investment

schemes.

The

guidance

sets

out

FINMA’s
expectations

regarding:

the

advertised

sustainability
characteristics

in

fund

documents

of

respective

Swiss

collective
investment

schemes;

appropriate

organizational

structures

of
institutions

that

manage

sustainability-related

Swiss

or

foreign
collective

investment

schemes;

and

the

integration

of

ESG
considerations into the process of advising clients.

In

November

2021,

the

Swiss

Environmental

Commission

of
the

Council

of

States

agreed

to

start

work

on

an

indirect
counterproposal

to

the

“Glacier

Initiative.”

Both

the

original
initiative and the counterproposal aim to embed

in national law a
net-zero

target

to

be

achieved

by

2050.

The

Environmental
Commission of the National Council

will formulate a draft

in early
2022, but the public vote will not take place before 2023.
In

November

2021,

the

Basel Committee

on

Banking
Supervision (the BCBS) issued a consultation on

Principles for the
effective management and

supervision of climate-related

financial
risks.

The

consultation

paper proposes

18

principles

to

improve
climate-related

financial

risk

management

by

banks

and
supervisors.

The

proposal

states

that

banks

should

incorporate
climate risks into their capital

and liquidity adequacy assessments.

In

November

2021,

the

International

Financial

Reporting
Standards (IFRS) Foundation Trustees announced

the creation of a
new

standard-setting

board,

the

International

Sustainability
Standards

Board

(ISSB),

which

will

be

tasked

with

developing a
comprehensive global baseline for

sustainability-related disclosure
standards

that

will

provide

investors

and

other

capital

market
participants

with

information

about

companies’

sustainability-
related

risks

and

opportunities

in

order

to

help

them

make
informed decisions.
In

December

2021,

the

Swiss

Federal

Council

opened

the
consultation

on

the

revised

CO
2

Act

following

its

rejection

in

a
public vote earlier

in 2021. The

new proposal contains

measures
to reduce carbon

emissions for the

period from 2025

to 2030 and
mandates

FINMA

and

the

Swiss

National

Bank

to

report

on
climate-related financial risks.
In

December

2021,

the

Federal

Council

specified

new

due
diligence requirements

to implement the

counterproposal to the
Responsible

Business

Initiative.

The

changes

to

the

Code

of
Obligations

require

large

Swiss

companies

to

report

on

risks

of
their

business

activities

in

the

areas

of

the

environment,

social
issues,

employee concerns,

human rights,

and the

fight against
corruption,

as

well as

on

the measures

taken

to

mitigate

these
risks. Companies active in sensitive areas with a risk of child labor and conflict

minerals must

comply with

additional due

diligence
and reporting

obligations. The

details of

these requirements

are
outlined in a separate ordinance. The

new provisions entered into
force on

1 January 2022.

The law grants

companies one

year to
adapt to the new obligations.

These will therefore be applied

for
the first time in the 2023 financial year.
In

December

2021,

the

US

Office

of

the

Comptroller

of

the
Currency (the OCC)

issued a consultation

on supervisory guidance
regarding

firms’

climate

risk

management

practices.

While

the
proposal broadly aligns

with that

issued by the

BCBS in November,
it also represents the first

step of US banking

regulators regarding
expectations of supervised firms in their

capacity to measure and
control exposures to potential climate change issues.
Starting with our

2021 annual reporting,

we comply with

the
revised

FINMA

Circular

2016/1

“Disclosure
–
banks,”

which
includes climate risk-related

disclosure requirements. We

provide
information

required by

Art. 8

of

the EU

Taxonomy Regulation,
starting with the

disclosure of taxonomy-eligible

assets of UBS

AG
and UBS Europe SE on a standalone basis for year-end 2021.
Developments regarding digitalization and innovation in
finance
Regulatory discussions on various

aspects of digital

innovation in
finance

and,

in

particular,

virtual

assets

have

increased

and
continued to evolve. However, national regulatory approaches on the subject still differ widely.

In

June

2021,

the

BCBS

consulted

on

an

approach

to

the
prudential

treatment

of

virtual

assets

as

part

of

a

multi-year
process to develop internationally aligned prudential rules.
In

October

2021,

the

Committee

on

Payments

and

Market
Infrastructures

and

the

International

Organization

of

Securities
Commissions (IOSCO) consulted

on guidance proposing

that the
Principles for Financial Market Infrastructures should also

apply to
systemically important stablecoin arrangements.
In

October

2021,

the FATF

updated

its

2019

Guidance for

a
risk-based

approach

to

virtual

assets

and

virtual

asset

service
providers

(VASPs),

who

are

subject

to

the

same

relevant

FATF
measures that

apply to

financial institutions.

The guidance

aims
to

help

countries

and

VASPs

understand

their

obligations
regarding

anti-money

laundering

and

terrorist

financing

and
effectively implement the FATF’s requirements.
In

November

2021,

EU

legislators

made

further

progress
toward agreement

on the

Markets in

Crypto-Assets Regulation,
which

aims

to

establish

a

comprehensive

EU-wide

regulatory
framework for

the issuance

of, and

provision of

services related
to, various types of virtual assets.

The legislation is expected to be
finalized by mid-2022.

In

November

2021,

the

US

President’s

Working

Group

on
Financial Markets released a paper on stablecoins recommending that US Congress enact

legislation to restrict issuers

of stablecoins
to supervised, deposit-taking banks. In the absence of legislation, the

US Financial

Stability Oversight

Council could

designate the
activity

as

systemically

important

and

place

them

under

the
authority of the Federal Reserve.

In 2021,

several central

banks continued

their efforts

to actively
explore

central

bank

digital

currencies

(CBDC),

including

with
each

other,

with

the

BIS

Innovation

Hub

network

and

with
commercial

banks.

For

example,

UBS

participated

in

SNB-

and
Swiss Infrastructure and Exchange (SIX)-led

CBDC projects named
Helvetia

and

Jura.

The

introduction

of

CBDC

could

potentially
have

a

significant

impact

on

the

financial

sector,

though

the
implications

are

not

yet

fully

understood.

In

January

2022,

the
Federal

Reserve

released its

discussion paper

on

CBDC, seeking
public

input

on

the

advantages

and

disadvantages

of

these
products and the preservation

of monetary and financial

stability
while complementing existing means of payment.

In February

2022, the

Swiss Federal

Council published

its report
on framework conditions for digital finance

in Switzerland, which
includes

measures

linked

to

12

prioritized

action

areas.

The
Federal

Department

of

Finance

will

implement

the

measures

in
2022

and

subsequent

years

in

close

coordination

with

relevant
stakeholders, including

the private

sector. Among

the policy

topics
addressed

are

open

finance,

artificial

intelligence,

distributed
ledger

technology, cybersecurity,

green

fintech, the

Cloud,

data
sharing and cross-border data flows.
Operational resilience and cybersecurity
In

2021,

there

were

several

regulatory

developments

on
operational resilience and cybersecurity.
In

March

2021,

the

BCBS

published

its

Principles

for
Operational

Resilience

(the

BCBS

Principles),

providing

global
standards intended

to strengthen

the ability

of banks

to absorb
operational

risk-related

events

that

could

cause

significant
operational failures or widescale disruption in financial markets.
In March 2021,

the Prudential Regulation

Authority (the PRA)
and

the

Financial

Conduct

Authority

(the

FCA)

published

their
final rules

on the

UK operational

resilience framework.

The new
rules require firms to

identify their important

business services, set
impact tolerances for such

and commence testing against

severe
but plausible scenarios by

31 March 2022. Firms are

expected to
introduce

any

required

resilience

reinforcements

by

31 March
2025. The

rules in

the UK

will apply

to UBS

AG London

Branch
and other Group entities that provide services to UBS AG London
Branch.

Our strategy, business model and environment

| Regulatory and legal developments

In the fourth quarter of 2021, both the Monetary Authority of
Singapore

and

the

Hong

Kong

Monetary

Authority

issued
consultations

on

proposed

rules

to

incorporate

the

BCBS
Principles

for

Operational

Resilience

into

their

regulatory

and
supervisory

frameworks.

Rules

in

the

UK,

Singapore

and

Hong
Kong SAR are broadly aligned to the BCBS Principles.
UBS

established

a

global

Enhanced

Operational

Resilience
program in

August 2020

with the

aim of

ensuring implementation
and alignment

with key

regulatory requirements

on operational
resilience.

In November

2021, the

US banking

regulators, including

the
FRB,

the

OCC

and

the

FDIC

published

final

rules

regarding
computer

security

incident

reporting

requirements,

including
thresholds and timing, that apply to supervised banks and service providers and become effective in April 2022.
In

January

2022,

the

Swiss

Federal

Council

initiated

a
consultation on a proposal to introduce a reporting obligation for
cyberattacks

on

critical

infrastructures,

including

banks.

The
proposal defines

the tasks

of the

National Cybersecurity

Centre,
the designated

central recipient

of the

reports. The

consultation
will

last

until

14 April

2022.

Once

finalized,

UBS

will

need

to
adjust its reporting processes accordingly.
Developments regarding the relationship between
Switzerland and the European Union
In May

2021, the

Swiss Federal

Council terminated

negotiations
on

the

Institutional

Framework

Agreement

(the

IFA)

between
Switzerland and

the European

Union (the

EU) due to

substantial
differences

of opinion

regarding

key

aspects of

the agreement.
The IFA would

have formed

a mutually

agreed basis to

consolidate
and

further

develop

Switzerland’s

bilateral

market

access
approach with

the EU. As

a result, the

EU is unlikely

to be ready
to

conclude

new

market

access

agreements
–
including

on
financial services – with Switzerland in the near future.
In

November

2021,

the

Swiss

Federal

Council

decided

to
extend the existing measure protecting the Swiss stock exchange infrastructure

(which

was due

to

expire on

31 December

2021)
until

31 December

2025

and

to

open

a

consultation

on
incorporating

this

measure

into

the

Financial

Market
Infrastructure

Act.

In

the

absence

of

mutual

recognition

of
equivalence

by

both

Swiss

and

EU

authorities,

the

measure
requires EU

investment firms

to trade

Swiss equities

on Swiss

stock
exchanges. UBS

had previously

adjusted its

internal processes

to
reflect this measure.
Revision of the Swiss Banking Act
In December 2021,

the Swiss Parliament

adopted a revision of

the
Banking

Act.

The

legislative

amendment

aims

to

strengthen
depositor

protection

and

promote

financial

system

stability

by
reducing the time needed to pay out

protected deposits through
the

depositor

protection

scheme

in

the

event

a

bank

enters
bankruptcy.

Among other measures,

it will also

require banks

to
deposit 50% of the contribution obligations in securities or Swiss francs. The

revision also

introduces amendments

with regard

to
insolvency law

and segregation,

in particular

the introduction

of
a

more

detailed

and

solid

legal

basis

for

bail-in,

including

the
ranking of claims

subject to bail

in, ensuring legal certainty

for the
operationalization of a

bail-in. The new

provisions also provide for
the

subordination

of

bail-in-bonds,

with

the

exception

of

such
bail-in-bonds issued by

a holding company

if other debt

ranking
pari passu does

not exceed 5%

of the total

bail-in-bond debt. The
revised Banking Act

will enter into

force at the

beginning of 2023.
We

expect moderate

costs for

all Switzerland-based

UBS Group
entities that are within the scope of the revision.

Review of restrictions on the business model of
PostFinance AG
In

January

2021,

the

Swiss

Federal

Council

announced

that

it
intends

to

privatize

PostFinance

AG,

a

Swiss

systemically
important bank, which is held by the state-owned Swiss

Post AG.
As

a

result,

the

prohibition

on

PostFinance

AG

granting
mortgages and other types

of loans would be

lifted, among other
changes. As the envisaged changes

require a revision

of the Post
Organization Act,

the Swiss

Parliament will

ultimately decide

on
any changes.
In June 2021,

the Swiss Federal

Council submitted a

dispatch
to

the

Swiss

Parliament.

If

the

revision

passes

the

legislative
process,

which

is

expected

to

start

in

2022,

the

reform

could
further intensify competition in the Swiss mortgage market.
Registration under the US security-based swaps
regulations
In

October

2021,

FINMA

and

the

US

Securities

and

Exchange
Commission (the SEC) finalized

a memorandum of understanding
relating

to

cooperation

in

oversight

of

Swiss

entities

registered
under the

SEC’s security-based

swaps regulations.

The SEC

also
published
a

substituted

compliance

order

modifying

the
application

of

certain

of

its

regulations

for Swiss

security-based
swap dealers. Under

SEC regulations, UBS

AG has been

registered
as a security-based swap dealer since 1 November 2021.
Developments regarding LIBOR
In March

2021, the FCA

confirmed that the

one-week and two-
month

US

dollar

London

Interbank

Offered

Rate

(USD

LIBOR)
settings, along

with all

GBP,

EUR, CHF,

and JPY

LIBOR settings,
would, immediately

after 31 December 2021,

either cease to

be
provided by

any administrator

or no

longer be

representative of
the

underlying

market.

The

FCA

further

confirmed

that

the
remaining

USD

LIBOR

settings

will

cease

immediately

after
30 June 2023.
In October 2021,

the FRB issued

guidance that banks

should,
with

limited

exceptions,

cease

to

enter

into

new

contracts
referencing USD

LIBOR as soon

as practicable

and, in

any event,
no later than 31 December 2021.

Risk factors
Certain

risks,

including

those

described

below,

may

affect

our
ability to execute

our strategy or our

business activities, financial
condition, results of operations and

prospects. We are inherently
exposed to

multiple risks, many

of which

may become apparent
only with

the benefit

of hindsight.

As a

result, risks

that we

do
not

consider

to

be

material,

or

of

which

we

are

not

currently
aware, could

also adversely

affect us.

Within each category,

the
risks that we consider to be most material are presented first.

Market, credit and macroeconomic risks
Performance in the financial services industry is affected by market conditions and the macroeconomic climate
Our

businesses

are

materially

affected

by

market

and
macroeconomic

conditions.

A

market

downturn

and

weak
macroeconomic

conditions

can be

precipitated

by

a

number of
factors, including geopolitical events, such as international armed
conflicts, the

imposition of

sanctions, global

trade or

global supply
chain disruptions, changes in

monetary or fiscal

policy, changes in
trade

policies

or

international

trade

disputes,

significant
inflationary

or

deflationary

price

changes,

disruptions

in

one

or
more

concentrated

economic

sectors,

natural

disasters,
pandemics,

civil unrest,

acts of

violence, war

or terrorism.

Such
developments can have unpredictable and destabilizing effects.

For example, as a

result of the Russian

invasion of Ukraine on
24 February

2022

and

the

ongoing

hostilities,

Switzerland,

the
US, the EU, the UK and others have announced sanctions against certain Russian

banks, companies

and individuals,

as well

as the
Russian Central

Bank, and

have announced

that certain

Russian
banks

will

be

barred

from

using

the

Society

for

Worldwide
Interbank

Financial

Telecommunication

(SWIFT)

messaging
system. In

addition, it

is estimated

that one

million people

have
been displaced

inside Ukraine and

many of

those displaced

may
seek

refuge

in

Poland

and

other

neighboring

countries,

as

the
conflict continues these

numbers are likely to

increase. The scale
of

the

conflict

and

the

unprecedented

speed

and

extent

of
sanctions

may

produce

many

of

the

effects

described

above,
including in ways that cannot now be anticipated.
Adverse

changes

in

interest

rates,

credit

spreads,

securities
prices,

market

volatility

and

liquidity,

foreign

exchange

rates,
commodity

prices,

and

other

market

fluctuations,

as

well

as
changes

in

investor

sentiment,

can

affect

our

earnings

and
ultimately our financial and capital positions. As financial markets
are

global

and

highly

interconnected,

local

and

regional

events
can have

widespread effects well

beyond the

countries in

which
they occur.

Any of

these developments

may adversely

affect our
business or financial results.
If

individual

countries

impose

restrictions

on

cross-border
payments, trade, or other exchange or

capital controls, or change
their currency (for example, if one or more countries should leave the

Eurozone

or

as

result

of

the

imposition

of

sanctions

on
individuals,

entities

or

countries),

we

could

suffer

losses

from
enforced default by counterparties,

be unable to access our

own
assets, or be unable to effectively manage our risks.
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
business

is

more

heavily

weighted

to

structured

products

for
wealth

management

clients,

in

particular

with

European

and
Asian

underlyings.

Our

performance

may

therefore

be

more
affected by political, economic

and market developments in

these
regions

and

businesses

than

some

other

financial

service
providers.

Our strategy, business model and environment

| Risk factors

Our results of operations and financial condition may be
adversely affected by the COVID-19 pandemic and the response to it
The COVID-19

pandemic and

the governmental measures

taken
to manage it, as well as labor

market displacements, supply chain
disruptions, and inflationary pressures, may continue to adversely affect

global

and

regional

economic

conditions,

resulting

in
contraction

in

the

global

economy,

substantial

volatility

in

the
financial markets, crises in markets

for goods and services,

as well
as significant

disruptions in

certain regional

real estate

markets,
increased unemployment, increased

credit and counterparty risk,
and

operational

challenges.

Governments

and

central

banks
around

the world

reacted

to

the economic

crisis caused

by

the
pandemic by

implementing stimulus

and liquidity

programs and
cutting

interest

rates

and

have

begun

to

phase

out

pandemic
relief.

In

addition,

while

vaccination

campaigns

have

had
significant success

in some

regions and

a number

of economies
are recovering, outbreaks in locations where vaccination rates are low

or

vaccines

are

unavailable

on

a

large

scale, as

well as

the
spread of new variants of COVID-19, create uncertainty around a sustainable recovery. Resurgence of the

pandemic, ineffectiveness
of

vaccines

and

continuance

or

imposition

of

new

pandemic
control measures

may result

in additional

adverse effects

on the
global economy

negatively affecting

UBS’s results

of operations
and financial condition.

The COVID-19 pandemic affected all of UBS’s

businesses, and
these effects

could be greater

in the future

if adverse conditions
persist or

worsen. These

effects included

declines in

some asset
prices,

spikes

in

volatility,

inflationary

pressures,

supply

chain
disruptions,

lower

or

negative interest

rates,

widening

of

credit
spreads

and

credit

deterioration.

These

effects

have

resulted

in
decreases in the valuation of

loans and commitments, an

increase
in the allowance

for credit losses

and lower valuations

of certain
classes

of

trading

assets.

While

many

of

these

effects

have
reversed as economies have reopened

and economic stimulus has
been

maintained, or

were offset

by high

levels

of client

activity
and

by

improved

asset

prices

in

many

sectors

in

2021,

these
favorable

conditions

may

not

persist.

In

particular,

real

estate
markets in some regions may be significantly disrupted

as a result
of

repeated

temporary

closures

of

business,

sheltering-in-place
directives,

and

remote

work

protocols

enacted

to

respond

to
seasonal increases in infection rates of COVID-19.

Should

inflationary

pressures

or

other

adverse

global

market
conditions

persist,

or

should

the

pandemic

lead

to

additional
economic

or

market

disruptions,

we

may

experience

reduced
client activity

and demand

for our

products and

services, increased
utilization of

lending commitments,

significantly increased

client
defaults, continued

and increasing

credit and

valuation losses

in
our

loan

portfolios,

loan

commitments

and

other

assets,

and
impairments of other financial assets.

A

fall

in

equity

markets

and

consequent

decline

in

invested
assets

would

also

reduce

recurring

fee

income

in

our

Global
Wealth Management

and Asset

Management businesses.

These
factors and other consequences of

the COVID-19 pandemic may
negatively

affect

our

financial

condition,

including

possible
constraints

on

capital

and

liquidity,

as

well

as

a

higher

cost

of
capital, and possible downgrades to our credit ratings.
The

extent

to

which

the

pandemic,

and

the

related

adverse
economic conditions, affect

our businesses, results

of operations
and

financial

condition,

as

well

as

our

regulatory

capital

and
liquidity ratios, will

depend on future

developments, including the
scope and duration of the pandemic

and any recovery period, the
adequacy

of

vaccine

distribution

plans

and

execution

of

those
plans,

as

well as

the efficacy

of

vaccines

against

potential

virus
variants, future actions

taken by governmental

authorities, central
banks and

other third

parties in

response to

the pandemic,

and
the

effects

on

our

customers,

counterparties,

employees

and
third-party service providers.
Our credit risk exposure to clients, trading counterparties and other financial institutions would increase under adverse or other economic conditions
Credit risk

is an

integral part

of many

of our

activities, including
lending, underwriting and

derivatives activities. Adverse

economic
or

market

conditions,

or

the

imposition

of

sanctions

or

other
restrictions on clients, counterparties or financial

institutions, may
lead

to

impairments

and

defaults

on

these

credit

exposures.
Losses may

be exacerbated

by declines

in the

value of

collateral
securing

loans

and

other

exposures.

In

our

prime

brokerage,
securities

finance

and

Lombard

lending

businesses,

we

extend
substantial

amounts

of

credit

against

securities

collateral,

the
value

or

liquidity of

which

may decli

ne rapidly.

Market

closures
the imposition of exchange controls, sanctions or other measures may limit our ability to settle existing transactions or to realize on collateral, which may result in unexpected increases in exposures.
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
Interest rate trends and changes could negatively affect our financial results
The

low

or

negative

interest

rate

environment,

particularly

in
Switzerland and the

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
Interest rates in

the US and

some other markets

are expected to
increase as

central banks

respond to

higher inflation.

As returns
for alternatives to deposits,

such as money

market funds, increase
with

interest

rates,

we

may

experience

outflows

of

customer
deposits

or

a

higher

cost

of

deposit

funding

if

customers

shift
from deposits to alternative products.
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

may adversely

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

financial
exposure

to

these

and

other

matters

is

material

and

could
substantially

exceed

the level

of provisions

that

we have

established.
We

are

not

able

to

predict

the

financial

and

non-financial
consequences

these matters

may have when

resolved.

We

may

be

subject to

adverse

preliminary determinations or
court

decisions

that may

negatively

affect

public

perception

and our
reputation, result in prudential actions

from regulators, and cause
us to record additional provisions for such matters even when we believe

we

have

substantial

defenses

and

expect

to

ultimately
achieve a

more favorable

outcome. This

risk is

illustrated by

the
award of

aggregate penalties and damages of

EUR 4.5 billion by
the court of first

instance in France.

This award was reduced

to an
aggregate of EUR 1.8 billion

by the Court of Appeal, and UBS has
further appealed

this judgment.

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
associated

with

regulatory

matters

in

major

jurisdictions.

In
connection

with

investigations

related

to

LIBOR

and

other
benchmark

rates and

to foreign

exchange and

precious

metals,
very large fines

and disgorgement amounts

were assessed against
us,

and

we

were

required

to

enter

guilty

pleas

despite

our

full
cooperation with the authorities

in the investigations, and

despite
our receipt

of conditional leniency

or conditional

immunity from
anti-trust authorities in

a number of

jurisdictions, including the

US
and Switzerland.
For a number of

years we have been,

and we continue to

be,
subject to

a very

high level

of regulatory

scrutiny and

to certain
regulatory

measures

that

constrain

our

strategic

flexibility.

We
believe we have remediated

the deficiencies that led

to significant
losses in

the past

and made

substantial changes

in our

controls
and conduct risk frameworks to address the issues highlighted by
the

LIBOR-related,

foreign

exchange

and

precious

metals
regulatory resolutions. We have also undertaken extensive efforts to implement new regulatory requirements and meet heightened expectations.

We continue to be in active dialog with

regulators concerning
the

actions

we

are

taking

to

improve

our

operational

risk
management,
risk

control,

anti
-
money

laundering,

data
management and other frameworks, and otherwise seek to

meet
supervisory expectations, but there can

be no assurance that our
efforts will have the desired effects. As a result of this history, our level

of

risk

with

respect

to

regulatory

enforcement

may

be
greater than that of some of our peers.
Substantial changes in regulation may adversely affect our
businesses and our ability to execute our strategic plans
Since

the

financial

crisis

of

2008,

we

are

subject

to

significant
regulatory

requirements,

including

recovery

and

resolution
planning, changes in capital and

prudential standards, changes in
taxation

regimes

as

a

result

of

changes

in

governmental
administrations, as well as new and

revised market standards and
fiduciary duties. Notwithstanding attempts

by regulators to align
their

efforts,

the

measures

adopted

or

proposed

for

banking
regulation

differ

significantly

across

the

major

jurisdictions,
making it

increasingly difficult

to manage a

global institution.

In
addition, Swiss regulatory changes with

regard to such matters as
capital

and

liquidity

have

often

proceeded

more

quickly

than
those in other major jurisdictions,

and Switzerland’s requirements
for major international banks

are among the strictest

of the major
financial

centers. This

could put

Swiss banks,

such as

UBS, at

a
disadvantage

when

competing

with

peer

financial

institutions
subject to more lenient regulation or

with unregulated non-bank
competitors.

Our strategy, business model and environment

| Risk factors

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

or

to

return
capital to shareholders.
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

cross-
border investment and fiscal

amnesty programs, in anticipation

of
the

implementation

in

Switzerland

of

the

global

automatic
exchange of tax information, and as a result of

the measures UBS
has implemented in

response to these

changes. Further changes
in local tax laws

or regulations and their enforcement,

additional
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

shareholders would also have

limited
ability under Swiss

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

and

regulatory

capital
instruments and,

if such

regulatory capital

is fully

written down,
convert debt instruments of

the entity subject to

proceedings into
equity. Shareholders and

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

regulatory
capital

instruments

of

the

entity

subject

to

restructuring
proceedings,

the

relevant

shareholders

and

creditors

would
receive

no

payment

in

respect

of

the

equity

and

debt

that

is
written

down,

the

write-down

would

be

permanent,

and

the
investors would likely not, at

such time or at any time

thereafter,
receive any

shares or

other participation

rights, or

be entitled

to
any

write-up

or

any

other

compensation

in

the

event

of

a
potential subsequent recovery of

the debtor. If FINMA orders

the
conversion

of

debt

of

the

entity

subject

to

restructuring
proceedings

into

equity,

the

securities

received

by

the

investors
may

be

worth

significantly less

than

the original

debt

and

may
have

a

significantly

different

risk

profile.

In

addition,

creditors
receiving equity would be effectively subordinated to all creditors of the

restructured entity

in the

event of

a subsequent

winding
up,

liquidation

or

dissolution

of

the

restructured

entity,

which
would increase

the risk

that investors

would lose

all or

some of
their investment.

FINMA has significant discretion

in the exercise of its

powers in
connection with

restructuring proceedings.

Furthermore, certain
categories of

debt obligations, such

as certain

types of deposits,
are

subject

to

preferential

treatment.

As

a

result,

holders

of
obligations

of

an

entity

subject

to

a

Swiss

restructuring
proceeding may have their

obligations written down or

converted
into

equity

even

though

obligations

ranking

on

par

with

such
obligations are not written down or converted.

We may be unable to fully realize our sustainability, climate, environmental and social goals, which could damage our
business prospects, reputation and lead to increased regulatory scrutiny and increased risk of litigation
We

have

set

ambitious

goals

for

environmental,

social

and
governance

matters.

These

goals

include

our

ambitions

for
environmental

sustainability in

our

operations, including

carbon
emissions, in the business we do with clients

and in products that
we offer.

They also include goals or ambitions for diversity in

our
workforce and

supply chain, and

support for the

United Nations
Sustainable Development

Goals. There

is substantial

uncertainty
as

to

the

scope

of

actions

that

may

be

required

of

us,
governments and

others to

achieve

the goals

we have

set, and
many

of

our

goals

and

objectives

are

only

achievable

with

a
combination

of

government

and

private

action.

National

and
international

standards,

industry

and

scientific

practices,

and
regulatory

taxonomies

and

disclosure

obligations

addressing
these matters

are in

a state

of rapid

development. Although we
have defined and disclosed our

goals based on the standards that
exist

today,

there

can

be

no

assurance

that

the

various

ESG
regulatory

and

disclosure

regimes

under

which

we operate

will
not

come

into

conflict

with

one

another

or

that

the

current
standards

will

not

be

interpreted

differently

than

our
understanding or change in a manner that substantially increases the cost or

effort for us

to achieve such

goals or that

such goals
may prove to be considerably more difficult or even impossible to achieve. If

we are

not able

to achieve

the goals

we have

set, or
can only do so at significant expense to our business, we may fail to meet regulatory expectations, incur

damage to our reputation
or be exposed to risk of litigation or other adverse action.

Our strategy, business model and environment

| Risk factors

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

for litigation,

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

once the economic

outlook improves.
As we observed in

2020, this effect may be

more pronounced in
a

deteriorating

economic

environment.

Substantial

increases

in
ECL

could

exceed

expected

loss

for

regulatory

capital

purposes
and adversely affect

our CET1 capital

and regulatory capital

ratios.

We may be unable to maintain our capital strength
Capital

strength

enables

us to

grow

our

businesses

and absorb
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

risk

factors

described

herein.

In

some

cases,
such as litigation

and regulatory risk

and operational risk

events,
losses

may

be

sudden

and

large.

These

risks

could

reduce

the
amount of capital available for return to shareholders and

hinder
our ability

to achieve

our capital

returns target

of a

progressive
cash dividend coupled with a share repurchase program.
Our eligible capital

may be reduced

by losses recognized

within
net

profit

or

other

comprehensive

income.

Eligible

capital

may
also

be

reduced

for

other

reasons,

including acquisitions

which
change

the

level

of

goodwill, changes

in

temporary

differences
related to deferred tax assets

included in capital, adverse currency
movements affecting the

value of equity,

prudential adjustments
that may be required due

to the valuation uncertainty associated
with

certain

types

of

positions,

changes

in

regulatory
interpretations on the inclusion or exclusion of items contributing to our

shareholders equity

in regulatory

capital, and

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

of RWA, as

well as regulatory
add-ons

to RWA,

have offset

a substantial

portion

of this

reduction.
Changes in

the calculation of

RWA, the

imposition of additional
supplemental

RWA

charges

or

multipliers

applied

to

certain
exposures

and

other

methodology

changes,

as

well

as

the
implementation

of the capital standards

promulgated by the Basel
Committee on

Banking Supervision, which

are proposed

to

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

any potential increase

in
the US

federal corporate

tax rate.

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

carry-
forwards

in

the

affected

locations

to

diminish

in

value.

This,

in
turn,

would

cause

a

write-down

of

the

associated

DTAs.

For
example,

the

reduction

in

the

US

federal

corporate

tax

rate

to
21%

from

35%

introduced

by

the

US

Tax

Cuts

and

Jobs

Act
resulted in a USD 2.9 billion net write-down in the

Group’s DTAs
in

the

fourth

quarter

of

2017.

Conversely,

an

increase

in

US
corporate

tax

rates

would

result

in

an

increase

in

the

Group’s
DTAs.
We

generally

revalue

our

DTAs

in

the

fourth

quarter

of

the
financial

year

based

on

a

reassessment

of

future

profitability
taking into account our updated business plans. We consider the performance

of

our

businesses

and

the

accuracy

of

historical
forecasts,

tax

rates

and

other

factors

in

evaluating

the
recoverability of our DTAs, including the remaining tax loss carry-
forward

period

and

our

assessment

of

expected

future

taxable
profits

over

the

life

of

DTAs.

Estimating

future

profitability

is
inherently

subjective

and

is

particularly

sensitive

to

future
economic,

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

amount of taxes

we ultimately pay

to materially
differ from the amount accrued.
Strategy, management and operation

al risks
Operational risks affect our business
Our businesses

depend on our

ability to

process a

large number
of transactions, many

of which are

complex, across multiple

and
diverse

markets

in

different

currencies,

to

comply

with
requirements

of many

different

legal and

regulatory

regimes

to
which we are

subject and

to prevent, or

promptly detect and

stop,
unauthorized,

fictitious

or

fraudulent

transactions.

We

also

rely
on access

to, and

on the

functioning of,

systems maintained

by
third parties,

including clearing

systems, exchanges,

information
processors and central counterparties. Any failure of our or third-
party systems could have an adverse

effect on us. These risks may
be greater as we deploy newer technologies, such as blockchain, or products

that rely on

these technologies. Our

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
As

a

significant

proportion

of

our

staff

have

been

and

will
continue working

from outside

the offices

as a

consequence of
the

COVID-19

pandemic,

we

have

faced,

and

will

continue

to
face,

new

challenges

and

operational

risks,

including
maintenance of

supervisory and

surveillance controls,

as well

as
increased

fraud

and

data

security

risks.

While

we

have

taken
measures to manage these risks, such measures

have never been
tested on the

scale or duration

that we are

currently experiencing,
and there is risk that

these measures will prove not

to have been
effective in the current unprecedented operating environment.

Our strategy, business model and environment

| Risk factors

We use automation as

part of our efforts

to improve efficiency,
reduce

the

risk

of

error

and

improve

our

client

experience.

We
intend to expand the use of robotic processing, machine learning and artificial intelligence to further these

goals. Use of these tools
presents their

own risks,

including the

need for

effective design
and

testing;

the

quality

of

the

data

used

for

development

and
operation of machine learning and

artificial intelligence tools may
adversely

affect their

functioning and

result

in

errors and

other
operational risks.
For financial institutions, cybersecurity

risks have increased due
to the

widespread use

of digital

technologies, cloud

computing
and mobile

devices to

conduct financial

business and

transactions.
In

addition,

cyberattacks

by

hackers,

terrorists,

criminal
organizations, nation states and extremists have also increased in frequency

and

sophistication.

Current

geopolitical

tensions

also
may lead

to increased

risk of

cyberattack from

foreign state

actors.
In particular,

the Russian

invasion of

Ukraine and

the imposition
of significant sanctions on Russia by Switzerland,

the US, the EU,
the

UK

and

others

may

result

in

an

increase

in

the

risk

of
cyberattacks.

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

We

may

be

subject

to

enforcement

actions

as
regulatory

focus

on

cybersecurity

increases

and

regulators

have
announced

new

rules,

guidance

and

initiatives

on

ransomware
and other cybersecurity-related issues.
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

individuals, as

exemplified by
the breadth

and scope

of the

sanctions imposed

in relation

the
Russian invasion of

Ukraine, increase our

cost of monitoring and
complying with sanctions requirements and increase the risk that we will not

identify in a

timely manner client

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

Functions; and made

significant cost reductions.
Risk remains that going

forward we may

not succeed in

executing
our

strategy

or

achieving

our

performance

targets,

or

may

be
delayed

in

doing

so.

Macroeconomic

conditions,

geopolitical
uncertainty,

changes

to

regulatory

requirements

and

the
continuing costs

of meeting

these requirements

have prompted
us to

adapt

our

targets and

ambitions

in

the past

and we

may
need to do so again in the future.
To achieve our strategic plans, we expect to continue

to make
significant

expenditures

on

technology

and

infrastructure

to
improve

client

experience,

improve

and

further

enable

digital
offerings and increase efficiency. We also may seek to implement our

strategy

through

acquisitions

or

strategic

partnerships

to
expand

or

improve

our

product

offerings

or

target

additional
client

segments.

Our

investments

in

new

technology

and

our
acquisitions and

strategic partnerships

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
or

may

be

smaller

than

we

anticipate.

Higher

temporary

and
permanent

regulatory

costs

and

higher

business

demand

than
anticipated

have

partly

offset

cost

reductions

and

delayed

the
achievement

of

our

past

cost

reduction

targets,

and

we

could
continue to be challenged in

the execution of our ongoing

efforts
to improve operating efficiency.
Changes

in

our

workforce

as

a

result

of

outsourcing,
nearshoring, offshoring, insourcing

or staff reductions

or, changes
which

arise

from the

introduction

of

work

from home

or

other
flexible

ways

of

working

or

agile

work

methodologies

may
introduce new operational risks that, if

not effectively addressed,
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

Controlled risk-taking is a major

part of the business

of a financial
services firm. Some

losses from risk-taking activities

are inevitable,
but to be successful over time,

we must balance the risks we take
against

the

returns

generated.

Therefore,

we

must

diligently
identify, assess, manage and

control our risks, not only in normal
market

conditions

but

also

as

they

might

develop

under

more
extreme,

stressed conditions,

when concentrations

of exposures
can lead to severe losses.

We have not always been able to

prevent serious losses arising
from

risk

management

failures

and

extreme

or

sudden

market
events.

We

recorded

substantial

losses

on

fixed-income

trading
positions in the

2008 financial crisis, in

the unauthorized trading
incident in 2011

and, more recently,

positions resulting from

the
default of a US prime brokerage client. We revise and strengthen our risk management and control frameworks to

seek to address
identified

shortcomings.

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

and seed investments

made at the

inception
of

funds

that

we manage,

may also

be

affected

by market

risk
factors. These investments

are often not

liquid and generally

are
intended or required to be

held beyond a normal trading

horizon.
Deteriorations in

the fair

value of

these positions

would have

a
negative effect on our earnings.

Our strategy, business model and environment

| Risk factors

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

size and breadth, as well

as competition
from new

technology-based market

entrants, which may

not be
subject

to

the

same

level

of

regulation.

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
employees, particularly

where we

compete with

companies that
are not subject to these constraints.

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
measure. In the

past, our reputation has

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

shares

and

from

engaging

in
repurchases

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

gener
al

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
The requirement to maintain a liquidity coverage ratio of

high-
quality

liquid

assets

to

estimated

stressed

short-term

net

cash
outflows,

and

other

similar

liquidity

and

funding

requirements,
oblige us to

maintain high

levels of overall

liquidity, limit

our ability
to

optimize

interest

income and

expense,

make

certain

lines

of
business less attractive

and reduce our overall

ability to generate
profits.

In

particular,

UBS

AG

is

subjected

to

increased

liquidity
coverage requirements under the

direction of FINMA. Regulators
may consider it

necessary to increase

these requirements in

light
of the anticipated economic stresses

resulting from the COVID-19
pandemic.

The

liquidity

coverage

ratio

and

net

stable

funding
ratio requirements are

intended to ensure that

we are not overly
reliant

on short-term

funding and

that we

have sufficient

long-
term

funding

for

illiquid

assets.

The

relevant

calculations

make
assumptions about the

relative likelihood and

amount of outflows
of funding and available sources of additional funding in market-
wide and firm-specific

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

Refer to “Note 1a Material accounting

policies” in the
“Consolidated financial statements” section

of this report for
more information
›
Refer to the “Risk factors” section of

this report for more
information

Significant accounting and financial reporting changes in
2021
Amendments to IFRS as a consequence of
Interest Rate
Benchmark Reform

Effective

from

1 January

2021,

we

have

adopted
Interest

Rate
Benchmark

Reform

–

Phase

2,

Amendments

to

IFRS 9,

IAS 39,
IFRS 7,

IFRS 4

and

IFRS 16
,

addressing

a

number

of

issues

in
financial reporting

areas that

arise when

interbank offered

rates
(IBORs) are reformed

or replaced,

in particular

in the

area of

hedge
accounting.

The

amendments

also

introduced

additional
disclosure

requirements

covering

how
we

are

managing

the

transition to

alternative benchmark

rates, our

progress as

of the
reporting date and the risks to which we are

exposed because of
the transition.
›

Refer to “Note 1b Changes in accounting

policies, comparability
and other adjustments” and “Note 25 Interest

rate benchmark
reform” in the “Consolidated financial statements”

section of
this report for more information

Group performance
Income statement
For the year ended % change from
USD million 31.12.21 31.12.20 31.12.19 31.12.20
Net interest income

6,705

5,862

4,501

14
Other net income from financial instruments measured

at fair value through profit or loss

5,850

6,960

6,842

(16)
Credit loss (expense) / release

148

(694)

(78)
Fee and commission income

24,372

20,961

19,110

16
Fee and commission expense

(1,985)

(1,775)

(1,696)

12
Net fee and commission income

22,387

19,186

17,413

17
Other income

452

1,076

212

(58)
Total operating income

35,542

32,390

28,889

10
Personnel expenses

18,387

17,224

16,084

7
General and administrative expenses

5,553

4,885

5,288

14
Depreciation, amortization and impairment of non-financial

assets
2,118 2,126 1,940

0
Total operating expenses

26,058

24,235

23,312

8
Operating profit / (loss) before tax

9,484

8,155

5,577

16
Tax expense / (benefit)

1,998

1,583

1,267

26
Net profit / (loss)

7,486

6,572

4,310

14
Net profit / (loss) attributable to non-controlling interests

29

15

6

92
Net profit / (loss) attributable to shareholders

7,457

6,557

4,304

14
Comprehensive income
Total comprehensive income

5,119

8,312

5,091

(38)
Total comprehensive income attributable to non-controlling interests

13

36

2

(64)
Total comprehensive income attributable to shareholders

5,106

8,276

5,089

(38)

Financial and operating performance | Group performance

2021 compared with 2020
Results
In

202
1 ,
net

profit

attributable

to

shareholders
increased

by
USD 900 million, or 14%, to

USD 7,457 million, which included

a
net tax expense of USD 1,998 million.
Profit before

tax increased

by USD 1,

329 million,

or 16%,

to
USD 9,484

million,

reflecting

higher

operating

income,

partly
offset

by an

increase

in operating

expenses.

Operating

income
increased by USD

3,152 million, or 10%, to USD 3

5,542 million,
mainly

reflecting

a

USD 3,201

million

increase

in

net

fee

and
commission

income.

Net

credit

loss

releases

were

USD 148
million,

compared

with

net

credit

loss

expenses

of

USD 694
million in

2020.

This was partly

offset by

USD 624 million

lower
other income and

a USD 267 million

decrease in total

combined
net

interest

income

and

other

net

income

from

financial
instruments

measured

at

fair

value

through

profit

or

loss.
Operating

expenses

increased

by USD

1,823

million,

or 8%,

to
USD   2 6 , 058
million.

This
increase
was

mai
nly

driven

by
USD   1, 1 63   million high er personnel   expenses   and USD   668
million higher

general and

administrative

expenses.
Operating income
Operating

income

increased

by

USD 3,152

million,

or

10%,

to
USD 35,542 million.
Net interest income and other net income from financial
instruments measured at fair value through profit or loss
Total

combined net

interest income

and other

net income

from
financial instruments measured at fair value through profit or loss
decreased by USD 267 million to USD 12,555 million.
The

Investment

Bank
de
creased

by
USD   57 6
million

to
USD 5,067 million,

largely driven

by a

USD 713

million decrease
in our Financing business in Global Markets, primarily reflecting a loss of

USD 861 million

incurred in

the first

half of

2021 on

the
default

of

a

US-based

client

of

our

prime

brokerage

business,
partly

offset

by

higher

capital

markets

financing

revenues
.
Derivatives & Solutions increased by USD 169 million,

mainly due
to higher revenues from

equity derivatives, partly offset

by lower
income from foreign exchange, rates and credit products.
Group

Functions

recognized

negative

income

of

USD 397
million, compared with negative income of USD 302 million. This was largely

due to

USD 113 million

lower net

income in

Group
Treasury,

mainly
reflecting
net

effects

related

to

accounting
asymmetries,

including

hedge

accounting

ineffectiveness,

partly
offset

by

lower

negative

revenues

related

to

centralized

Group
Treasury

risk

management

services.

In

addition,

2021

included
valuation

gains

of

USD 58

million

on

auction

rate

securities

in
Non-core and Legacy Portfolio, compared with

valuation losses of
USD 9 million in the prior year.

Global Wealth

Management increased

by USD 302

million to
USD 5,341 million,

mainly driven

by higher

net interest

income,
largely reflecting growth

in lending revenues

from higher volumes
and margins, partly offset by

lower deposit revenues, mainly due
to

lower

US

dollar

interest

rates

and

despite

higher

deposit
volumes.
Personal & Corporate

Banking increased by

USD 98 million to
USD 2,557

million,

mainly

due

to

higher

net

interest

income,
driven by proactive deposit management.
›
Refer to “Note 3 Net interest income and

other net income from
financial instruments measured at fair value through

profit or
loss” in the “Consolidated financial statements”

section of this
report for more information

Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the year ended % change from
USD million 31.12.21 31.12.20 31.12.19 31.12.20
Net interest income from financial instruments measured

at amortized cost and fair value through other
comprehensive income

5,274

4,563

3,490

16
Net interest income from financial instruments measured

at fair value through profit or loss

1,431

1,299

1,011

10
Other net income from financial instruments measured

at fair value through profit or loss

5,850

6,960

6,842

(16)
Total

12,555

12,822

11,343

(2)
Global Wealth Management

5,341

5,039

4,913

6
of which: net interest income

4,244

4,027

3,947

5
of which: transaction-based income from foreign exchange and other intermediary activity

1

1,097

1,012

966

8
Personal & Corporate Banking

2,557

2,459

2,436

4
of which: net interest income

2,120

2,049

1,992

3
of which: transaction-based income from foreign exchange and other intermediary activity

1

437

409

443

7
Asset Management

(13)

(16)

(13)

(16)
Investment Bank

2

5,067

5,643

4,189

(10)
Global Banking

596

585

414

2
Global Markets

4,471

5,057

3,775

(12)
Group Functions

(397)

(302)

(182)

31
1 Mainly includes spread-related income in connection with client-driven transactions,

foreign currency translation effects and income and expenses from precious metals,

which are included in the income statement
line Other net income from financial instruments measured

at fair value through profit or loss.

The amounts reported on this

line are one component of Transaction

-based income in the management discussion and
analysis of

Global Wealth

Management and

Personal &

Corporate Banking

in the

“Global Wealth

Management” and

“Personal &

Corporate Banking”

sections of

this report,

respectively.

2 Investment Bank
information is provided at the

business line level rather than by

financial statement reporting line in

order to reflect the underlying

business activities, which is consistent with the

structure of the management discussion
and analysis in the “Investment Bank” section of this report.

Net fee and commission income
Net fee

and commission

income increased

by USD 3,201

million
to USD 22,387 million.
Fees for

portfolio management and

related services increased
by

USD 1,753

million

to

USD 9,762

million,

driven

by

Global
Wealth

Management,

reflecting

higher

average

fee-generating
assets,

due

to

positive

market

performance

and

net

new

fee-
generating assets.
Investment

fund

fees

increased

by
USD
501

million

to
USD 5,790 million, mainly driven by

Global Wealth Management,
reflecting

higher

average

fee-generating

assets.

Management
fees in Asset

Management increased on

a higher average

invested
asset base, partly offset by lower performance-based fee income, compared with the particularly high levels in 2020.
Underwriting fees increased by USD 378 million to USD 1,463
million,

largely

driven

by

higher

equity

underwriting

revenues
from public offerings in the Investment Bank.

M&A and corporate finance fees increased by

USD 366 million
to

USD 1,102

million,

primarily

reflecting

higher

revenues

from
M&A
transactions

in

our

Global

Banking

business

in

the
Investment Bank, due

to an

increase in

the number

of transactions
that closed in 2021.
Net brokerage fees

increased by

USD 265 million to

USD 4,123
million ,   reflecting
higher

levels

of

client

activity

in

the

Cash
Equities

business

of

the

Investment

Bank,

as

well

as

in

Global
Wealth Management.
›

Refer to “Note 4 Net fee and commission

income” in the
“Consolidated financial statements” section

of this report for
more information
Other income
Other income decreased

by USD 624 million to

USD 452 million,
mainly

driven by

lower

gains

from

disposals

of

subsidiaries

and
associates, largely

reflecting a

USD 37 million

gain from

the sale
of our remaining minority investment in

Clearstream Fund Centre
AG (previously Fondcenter AG) in 2021, compared with a gain of
USD 631

million

from

the

partial

sale

of

Fondcenter

AG

(now
Clearstream

Fund

Centre

AG)

in
2020 .
In

2021
,
we

also
recognized

a

gain

of

USD 100

million

from

the

sale

of

our
domestic wealth management business in Austria

and income of
USD 51 million

related to a

legacy bankruptcy claim.

In the prior
year,

we

recognized

a

USD 215

million

gain

from

the

sale

of
intellectual

property

rights

associated

with

the

Bloomberg
Commodity Index family.
›
Refer to “Note 5 Other income” in the “Consolidated

financial
statements”

section of this report for more information
›
Refer to “Note 30 Changes in organization

and acquisitions and
disposals of subsidiaries and businesses”

in the “Consolidated
financial statements” section of this

report for more information
about the sale of our remaining investment

in Clearstream Fund
Centre AG and the sale of our domestic wealth

management
business in Austria
Credit loss expense / release
Total net

credit loss

releases were

USD 148 million,

compared with
net

credit

loss

expenses

of

USD 694

million

in

the

prior

year,
reflecting net

releases of

USD 123 million related

to stage 1 and
2 positions

and net

releases of

USD 25 million

related to

credit-
impaired (stage 3) positions.
›
Refer to “Note 9 Financial assets at amortized

cost and other
positions in scope of expected credit loss measurement”

and
“Note 20

Expected credit loss measurement” in the
“Consolidated financial statements” section

of this report for
more information about credit loss expenses

/ releases
›
Refer to the “Risk factors” section of

this report for more
information

Credit loss (expense) / release
USD million
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the year ended 31.12.21
Stages 1 and 2

28

62

0

34

0

123
Stage 3

1

24

(1)

0

0

25
Total credit loss (expense) / release

29

86

(1)

34

0

148
For the year ended 31.12.20
Stages 1 and 2

(48)

(129)

0
(88)

0
(266)
Stage 3

(40)

(128)

(2)
(217)

(42)
(429)
Total credit loss (expense) / release

(88)

(257)

(2)

(305)

(42)

(694)
For the year ended 31.12.19
Stages 1 and 2

3

23

0

(4)

0

22
Stage 3

(23)

(44)

0

(26)

(7)

(100)
Total credit loss (expense) / release

(20)

(21)

0

(30)

(7)

(78)

Financial and operating performance | Group performance

Operating expenses
Operating

expenses

increased

by

USD 1,823

million,

or

8%,

to
USD 26,058 million.
Personnel expenses
Personnel

expenses

increased

by
USD   1,1 63
million

to
USD   1 8 , 387   million,   including net r
estructuring

expenses

of
USD 200

million,

compared

with

USD 106

million

in

the

prior
year.

Total

restructuring expenses in

2021 are net

of curtailment
gains   of USD   80
million,

which

represent

a

reduction

in

the
defined benefit obligation

(DBO) related to

the Swiss pension

plan
resulting

from

a

decrease

in

headcount

following

restructuring
activities.
Financial advisor

compensation increased

by USD 769

million
to USD
4,860

million
,
due

to

an

increase

in

compensable
revenues.
Salary

costs

increased

by
USD   316
million

to
USD   7, 339
million, mainly driven

by foreign

currency translation

effects and
higher restructuring expenses.
Social

security

expenses

increased

by
USD   79
million

to
USD 978 million, broadly in line with higher salary expenses.
›
Refer to the “Compensation” section

of this report for more
information
›
Refer to “Note 6 Personnel expenses,” “Note

27 Post-
employment benefit plans” and “Note 28

Employee benefits:
variable compensation” in the “Consolidated

financial
statements”

section of this report for more information
General and administrative expenses
General

and

administrative

expenses

increased

by

USD 668
million to USD 5,553 million,

mainly driven by a USD 740

million
(EUR 650

million) increase

in litigation

provisions for

the French
cross-border

matter

and

USD 106

million

higher

IT

expenses.
These

effects

were

partly

offset

by

lower

consulting

fees

and
outsourcing costs.
Net expenses for the

UK and German bank

levies were USD 58
million

in

2021 and

included a

USD 16

million

credit

related to
prior years.

In 2020, net

expenses for

the UK

and German

bank
levies were

USD 55 million

and included

a USD 27

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

non-financial
assets

decreased

by USD 8

million

to USD 2,118

million, mainly
driven

by

lower

impairment

expenses

on

internally

generated
software,

a decrease

in

depreciation

expenses

related

to leased
properties

and

lower

amortization

of

intangible

assets,

partly
offset

by

higher

depreciation

expenses

on

internally

generated
software.
›

Refer to “Note 12 Property, equipment and software” and
“Note

13 Goodwill and intangible assets”

in the “Consolidated
financial statements”

section of this report for more information

Operating expenses
For the year ended % change from
USD million 31.12.21 31.12.20 31.12.19 31.12.20
Personnel expenses

18,387

17,224

16,084

7
of which: salaries

7,339

7,023

6,518

4
of which: variable compensation

3,419

3,429

3,001

0
of which: relating to current year

1

2,979

2,634

2,352

13
of which: relating to prior years

2

440

795
5
650

(45)
of which: financial advisor compensation

3

4,860

4,091

4,043

19
of which: other personnel expenses

4

2,768

2,680

5

2,521

3
General and administrative expenses

5,553

4,885

5,288

14
of which: net expenses for litigation, regulatory and similar matters

911
197 165

363
of which: other general and administrative expenses

4,642
4,688 5,122

(1)
Depreciation, amortization and impairment of non-financial

assets
2,118 2,126 1,940

0
Total operating expenses

26,058

24,235

23,312

8
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

5 During 2020, UBS modified the conditions for

continued vesting of certain outstanding deferred compensation awards for qualifying employees, resulting in an expense of approximately USD 280 million, of which USD 240 million is disclosed within Variable compensation and USD 40 million within Other personnel expenses in this table.

Tax
Income

tax

expenses

of

USD 1,998 million

were

recognized

for
the Group

in 2021, representing

an effective

tax rate of

21.1%,
compared

with

USD 1,583 million

for

2020,

which

represented
an effective tax rate of 19.4%.

The income tax expenses for

2021
included Swiss tax

expenses of USD 714

million and non-Swiss

tax
expenses of USD 1,284 million.
The

Swiss

tax

expenses

included

current

tax

expenses

of
USD 680 million related to taxable profits of UBS Switzerland AG and other Swiss entities.

They also included deferred tax

expenses
of USD
34

million,

which

reflect

movements

in

temporary
differences.

The non-Swiss

tax expenses

included current

tax expenses

of
USD 884

million

related

to

taxable

profits

earned

by

non-Swiss
subsidiaries

and

branches

and

net

deferred

tax

expenses

of
USD 400

million.

Expenses

of

USD 734

million,

which

primarily
relate d
to

the

amortization

of

deferred

tax

assets

(DTAs)
previously recognized in relation to tax losses carried forward and deductible

temporary

differences

of

UBS

Americas

Inc.,

were
partly

offset

by

a

benefit

of

USD 334

million

in

respect

of

the
remeasurement

of

DTAs.

This

benefit

included

upward
revaluations

of

DTAs

of

USD 152

million

for

certain

entities,
primarily in connection with our

business planning process. It also
included USD 113 million

in respect of

additional DTA recognition
that primarily

related to

the contribution of

real estate

assets by
UBS

AG

to

UBS

Americas

Inc.

and

UBS

Financial

Services

Inc.,
which

allowed

the

full

recognition

of

DTAs

in

respect

of

the
associated

historic

real

estate

costs

that

were

previously
capitalized for US tax purposes

under elections that were made

in
the fourth quarter of

2018. In addition,

it included USD 69

million
in

respect

of

an

increase

in

the

expected

value

of

future

tax
deductions for deferred compensation

awards, due to

an increase
in the Group’s share price during the year.
The pre-tax expense that was recognized in the year in respect of the increase in litigation provisions

for the French cross-border
matter did not result in any tax benefit.

Excluding

any

potential

effects

from

the

remeasurement

of
DTAs

in

connection

with

next

year’s

business

planning

process
and any potential US corporate

tax rate changes or other

material
jurisdictional

statutory

tax

rate

changes

that

could

be

enacted
during the year, we expect a tax rate for 2022 of around 24%.
›
Refer to “Note 8 Income taxes” in

the “Consolidated financial
statements”

section of this report for more information
›
Refer to the “Risk factors” section of

this report for more
information
Total comprehensive income attributable to shareholders
In 2021, total comprehensive income attributable

to shareholders
was USD 5,106 million, reflecting net profit of USD 7,457 million
and

negative

other comprehensive

income

(OCI),

net of

tax, of
USD 2,351 million.
OCI

related

to

cash

flow

hedges

was

negative

USD 1,675
million, mainly

reflecting net

gains on

hedging instruments

that
were reclassified from

OCI to the

income statement

as the

hedged
forecast cash flows affected profit or loss.
Foreign

currency

translation

OCI

was
negative   USD   535
million, mainly due to the weakening of the euro (7%), the Swiss franc (3%) and the Japanese yen (10%) against the US dollar.
OCI

associated

with

financial

assets

measured

at

fair

value
through

OCI

was

negative

USD 157

million,

primarily

reflecting
net unrealized losses

of USD 203

million following increases

in the
relevant US dollar long-term interest rates.
OCI related

to cost

of hedging

was negative

USD 26 million,
mainly driven

by a

tightening of

the US dollar

/ euro

cross-currency
basis that decreased the fair value of the cross-currency swaps.
Defined

benefit

plan

OCI,

net

of

tax,

was

negative

USD 5
million.

Total

net

pre-tax

OCI related

to

the Swiss

pension

plan
was

negative

USD 336

million.

This

was

mainly

driven

by

an
extraordinary

employer

contribution

of
USD   2 54
million

that
increased the gross plan assets and a pension plan curtailment of
USD 80 million that reduced the DBO against profit or

loss. These
effects led to an offsetting

OCI loss, as no

net pension asset could
be recognized on the balance sheet as of

31 December 2021 due
to

the

asset

ceiling.

As

announced

in

2018,

UBS

agreed

to
mitigate

the

effects

from

changes

to

the

Swiss

pension

plan
implemented

in

2019

by

contributing

up

to

CHF 720

million
(USD 790 million at the closing exchange rate as of 31 December
2021)
in

three

installments

in

2020,

2021

and

2022.

The
extraordinary contribution of

USD 254 million in the

first quarter
of 2021

reflected the second installment paid (first installment

in
the first quarter of 2020: USD 235 million).
Total pre-tax

OCI related

to our

non-Swiss pension

plans was
positive USD 339

million, mainly

driven by

the UK

pension plan,
which recorded positive

net pre-tax OCI

of USD 207 million.

The
positive OCI in

the UK plan

reflected gains of

USD 277 million due
to

a

positive

return

on

plan

assets,

partly

offset

by

losses

of
USD   71
million

from

remeasurement

of

the
DBO .
The

DBO
remeasurement

effect

was

mainly

driven

by

a

loss

of

USD 316
million

due to

an increase

in the

applicable inflation

rate and

a
USD
59

million

experience

loss
  repres
enting

the

effects

of
differences between the previous actuarial

assumptions and what
actually occurred, partly

offset by a

USD 319 million gain

due to
an increase in the applicable discount rate.
OCI related

to own credit

on financial liabilities

designated at
fair value was positive USD 46

million, primarily reflecting effects
from time decay.
›

Refer to “Statement of comprehensive income”

in the
“Consolidated financial statements” section

of this report for
more information
›

Refer to “Note 21 Fair value measurement”

in the “Consolidated
financial statements” section of this

report for more information
about own credit on financial liabilities designated

at fair value
›
Refer to “Note 26 Hedge accounting”

in the “Consolidated
financial statements”

section of this report for more information
about cash flow hedges of forecast transactions
›
Refer to “Note 27 Post-employment

benefit plans” in the
“Consolidated financial statements” section

of this report for
more information about OCI related to defined benefit

plans

Financial and operating performance | Group performance

Sensitivity to interest rate movements
As of 31 December 2021, we estimate

that a parallel shift in yield
curves by +100 basis points could lead to a combined increase in
annual

net

interest

income

of

approximately

USD 1.8

billion

in
Global Wealth

Management and

Personal &

Corporate Banking
in the first year after

such a shift. Of this

increase, approximately
USD 1.2 billion and USD 0.2 billion would result

from changes in
US

dollar

and

Swiss

franc

interest

rates,

respectively.

A

parallel
shift in yield curves

by –100 basis points

could lead to a

combined
decrease in annual net interest income of approximately USD 0.8 billion in

Global Wealth

Management and Personal

& Corporate
Banking in

the first

year after

such a shift,

predominantly driven
by positions denominated in US dollars.
These

estimates

are

based

on

a

hypothetical

scenario

of

an
immediate change in

interest rates, equal

across all currencies and
relative to implied forward rates as of 31 December 2021 applied to our banking book. These

estimates further assume no change
to

balance

sheet

size

and

structure,

constant

foreign

exchange
rates and no specific management action.
Seasonal characteristics
Our

revenues

may

show

seasonal

patterns,

notably

in

the
Investment

Bank

and

transaction-based

revenues

for

Global
Wealth

Management,

and

typically

reflect

the

highest

client
activity levels in the first

quarter, with lower levels throughout the
rest

of

the

year,

especially

during

the

summer

months

and

the
end-of-year holiday season.

Key figures

Below

we

provide

an

overview

of

selected

key

figures

of

the
Group. For further

information about

key figures related

to capital
management,

refer

to

the

“Capital,

liquidity

and

funding,

and
balance sheet” section of this report.
Cost / income ratio
The

cost

/

income

ratio

was

73.6%,

compared

with

73.3%,
reflecting
higher

operating

expenses
,
with

a
partly

offset
ting
effect

driven

by

an

increase

in

operating

income.

The

cost

/
income

ratio

is

measured

based

on

income

before

credit

loss
expenses or releases.
Common equity tier 1 capital
Common equity tier 1 (CET1) capital increased by USD 5.4 billion to USD 45.3

billion, mainly as

a result

of operating profit

before
tax

of
USD
9.5

billion,
a USD   0. 5   billion
increase

in
  eligible
deferred

tax

assets

on

temporary

differences,

a

USD 0.4

billion
decrease in

deduction of goodwill

resulting from

the sale of

our
remaining

minority

investment

in

Clearstream

Fund

Centre

AG
(previously

Fondcenter

AG)

and

an

increase

of

USD 0.2

billion
related

to

the launch

of

our new

operational partnership

entity
with

Sumitomo

Mitsui

Trust

Holdings,

Inc.

These

effects

were
partly offset

by dividend

accruals of

USD 1.7 billion,

current

tax
expenses

of

USD 1.6

billion,

share

repurchases

under

our share
repurchase program of USD 0.6 billion, negative foreign currency effects of

USD 0.6 billion, compensation-

and own share

-related
capital components of USD 0.4 billion,

and negative effects from
defined benefit plans of USD 0.2 billion.
Our

share

repurchases

in

2021

decreased

CET1

capital

by
USD 0.6

billion,

reflecting

shares

repurchased

under

our

share
repurchase programs

of USD 2.6

billion, partly

offset by

the use
of the

capital reserve

for potential share

repurchases of

USD 2.0
billion.

The

capital

reserve

for

potential

share

repurchases

was
fully utilized during 2021.
Return on CET1 capital
Our return on CET1 capital (RoCET1) was 17.5%, compared with
1 7 . 4%, reflecting   a USD   900   m illion in
crease

in

net

profit
attributable to shareholders,

with a partly offsetting effect driven
by USD 5.0 billion higher average CET1 capital.
Risk-weighted assets
R isk -
weighted

assets

(RWA)

increased

by
USD   13.1
billion

to
USD   302 . 2   billion,
primarily

driven

by

increases

of
USD   12.0
billion in credit and counterparty

credit risk RWA, USD 1.0 billion
in operational risk RWA and USD 0.9 billion in non-counterparty-
related

risk. These

increases were

partly offset

by a

decrease of
USD 0.8 billion in market risk RWA.
Common equity tier 1 capital ratio
Our CET1 capital ratio increased

1.2 percentage points to 15.0%,
reflecting a USD 5.4

billion increase in

CET1 capital

that was

partly
offset by the aforementioned increase in RWA.
Leverage ratio denominator
The

leverage

ratio

denominator

(the

LRD)

increased

by

USD 32
billion

(excluding

the

temporary

exemption

that

applied

from
25 March

2020

until

1 January

2021

and

was

granted

by

the
Swiss

Financial

Market

Supervisory

Authority

(
FINMA) )   to
USD 1,069 billion,

driven by

asset size

and other

movements of
USD 54 billion, partly offset by a decrease due to currency effects of USD 23 billion.

Common equity tier 1 leverage ratio
Our

CET1

leverage

ratio

increased

to

4.24%

from
  3.85%
(excluding the temporary exemption that

applied from 25 March
2020

until

1 January

2021

and was

granted

by

FINMA),

as

the
aforementioned

USD 5.4

billion

increase

in

CET1

capital

was
partly offset by the aforementioned increase in the LRD.

Going concern leverage ratio
Our going

concern leverage ratio

increased to

5.7% from

5.4%
(excluding the temporary exemption that

applied from 25 March
2020

until

1 January

2021

and was

granted

by

FINMA),

as

the
USD 4.3 billion

increase in

our going

concern capital

was partly
offset by the aforementioned increase in the LRD.

Personnel
The number of personnel

employed as of 31 December

2021 was
broadly stable at 71,385 (full-time equivalents), a net decrease of
166 compared with 31 December 2020.

Return on equity and CET1 capital
As of or for the year ended
USD million, except where indicated 31.12.21 31.12.20 31.12.19
Net profit
Net profit attributable to shareholders

7,457

6,557

4,304
Equity

Equity attributable to shareholders

60,662

59,445

54,501
Less: goodwill and intangible assets 6,378 6,480 6,469
Tangible equity attributable to shareholders 54,283 52,965 48,032
Less: other CET1 deductions 9,003 13,075 12,497
CET1 capital 45,281 39,890 35,535
Return on equity
Return on equity (%) 12.6 11.3 7.9
Return on tangible equity (%) 14.1 12.8 9.0
Return on common equity tier 1 capital (%) 17.5 17.4 12.4

Financial and operating performance | Global Wealth Management

Global Wealth Management
Global Wealth Management
1
As of or for the year ended % change from
USD million, except where indicated 31.12.21 31.12.20 31.12.20
Results
Net interest income 4,244 4,027 5
Recurring net fee income
2
11,170 9,372 19
Transaction-based income
2
3,836 3,576 7
Other income 168 159 5
Income 19,419 17,134 13
Credit loss (expense) / release 29 (88)
Total operating income 19,449 17,045 14
Total operating expenses 14,665 13,026 13
Business division operating profit / (loss) before tax 4,783 4,019 19
Performance measures and other information
Financial advisor variable compensation
3,4
4,382 3,589 22
Compensation commitments with recruited financial advisors
3,5
479 502 (5)
Pre-tax profit growth (year-on-year, %)
2
19.0 18.3
Cost / income ratio (%)
2
75.5 76.0
Average attributed equity (USD billion)
6
18.8 17.1 10
Return on attributed equity (%)
2,6
25.4 23.6
Risk-weighted assets (USD billion)
6
99.8 87.2 15
Leverage ratio denominator (USD billion)
6,7
399.6 371.2 8
Goodwill and intangible assets (USD billion) 5.0 5.1 (1)
Net new fee-generating assets (USD billion)
2
106.9 40.8
Fee-generating assets (USD billion)
2
1,482 1,277 16
Fee-generating asset margin (bps)
2
82.6 86.2
Net new money (USD billion)
2
111.1 43.3
Invested assets (USD billion)
2
3,303 3,016 10
Loans, gross (USD billion)
8
234.1 213.1 10
Customer deposits (USD billion)
8
369.8 348.0 6
Recruitment loans to financial advisors
3
1,830 1,872 (2)
Other loans to financial advisors
3
623 697 (11)
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,9
0.2 0.4
Advisors (full-time equivalents) 9,329 9,575 (3)
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition

and calculation method.

3 Relates to licensed professionals with the

ability to provide investment
advice to

clients in

the Americas.

4 Financial advisor

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

6 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

7 The leverage ratio denominator

calculated as of the respective date in 2020 does not

reflect the effects of the temporary exemption that applied from

25 March 2020 until 1 January 2021
and was granted by FINMA in connection

with COVID-19. Refer to the “Regulatory and

legal developments” section of our Annual Report 2020 for

more information.

8 Loans and Customer deposits in this table
include customer brokerage receivables

and payables, respectively,

which are presented in a separate

reporting line on the balance sheet.

9 Refer to the “Risk management

and control” section of this report

for
more information about (credit-)impaired exposures. Excludes loans to financial advisors.

2021 compared with 2020
Results
Profit

before

tax

increased

by

USD 764

million,

or

19%,

to
USD 4,783

million,

driven

by

higher

operating

income,

partly
offset by

higher operating

expenses, which

included a

USD 657
million increase in litigation provisions for

the French cross-border
matter.
Operating income
Total

operating income increased by USD 2,404

million, or 14%,
to

USD 19,449

million,

driven

by

increases

across

all

operating
income lines.
Net

interest

income

increased

by

USD 217

million

to
USD 4,244 million, mostly

reflecting growth

in loan

revenues from
higher

volumes

and

margins,

partly

offset

by

lower

deposit
revenues, mainly due to lower US

dollar interest rates and despite
higher deposit volumes.
Recurring

net

fee

income

increased

by

USD 1,798

million

to
USD 11,170

million,

primarily

driven

by

higher

average

fee-
generating assets, reflecting

positive market performance

and net
new fee-generating assets.
Transaction

-based

income

increased

by

USD 260

million

to
USD 3,836 million, reflecting higher

levels of client activity in

the
Americas, EMEA and Switzerland.
Other income

increased by USD 9

million to USD 168

million,
primarily driven

by a

gain of

USD 100 million

related to

the sale
of our domestic

wealth management business

in Austria to

LGT.
2020 included a

gain of USD 60

million from the

sale of a

majority
stake in Fondcenter AG (now Clearstream Fund Centre AG).
Net

credit

loss

releases

were USD 29

million,

compared

with
net expenses of USD 88 million. Stage 1 and 2 credit

loss releases
were USD 28

million, largely resulting

from a partial

release of a
post-model adjustment of USD 12 million during the year,

as well
as

model

updates.

Stage 3

net

credit

loss

releases

were

USD 1
million.
Operating expenses
Total

operating

expenses

increased

by

USD 1,639

million

to
USD 14,665

million.

This

was

mainly

driven

by

an

increase

in
financial

advisor

variable

compensation,

reflecting

higher
compensable

revenues,

and

by

the

aforementioned

USD 657
million increase in litigation provisions for

the French cross-border
matter.

Pre-tax profit growth
Pre-tax profit growth in 2021 was 19.0%, compared with 18.3%
in 2020. Our target range is 10–15% over the cycle.
Cost / income ratio
The

cost

/

income

ratio

decreased

to

75.5%

from

76.0%,
reflecting positive operating leverage.

Fee-generating assets
Fee-generating assets

increased

by USD 205

billion,

or 16%,

to
USD 1,482

billion,

predominantly

driven

by

net

new

fee-
generating

assets

of

USD 106.9

billion,

with

inflows

across

all
regions,

and

net

positive

market

performance

and

foreign
currency effects of USD 98.0 billion.
Loans
Loans

increased

by

USD 21.0

billion,

or

10%,

to

USD 234.1
billion,

primarily

driven

by

net

new

loans

of

USD 25.1

billion,
partly offset

by USD 3.0

billion from

negative foreign

exchange
effects

and

USD 1.1

billion

from

the

reclassification

of

loans

to
disposal

groups

held

for

sale

in

connection

with

the

upcoming
sales of our domestic wealth

management business in Spain and
UBS

Swiss

Financial

Advisers

AG.

Net

new

loans

were

largely
driven

by

an

increase

in

Lombard

loans

and

mortgages.

Loan
penetration was stable at 7.1% in 2021.
›
Refer to the “Risk management and control”

section of this
report for more information

Financial and operating performance | Global Wealth Management

Regional breakdown of performance measures
As of or for the year ended 31.12.21
USD billion, except where indicated Americas
1
Switzerland EMEA
2
Asia Pacific
Global Wealth
Management
3
Total operating income (USD million)

10,672

1,906

3,953

2,901

19,449
Total operating expenses (USD million)

8,671

1,156

3,141

1,664

14,665
Operating profit / (loss) before tax (USD million)

2,001

750

812

1,237

4,783
Cost / income ratio (%)
4

81.4

60.8

79.6

57.4

75.5
Loans, gross

92.0
5

43.2

49.6

48.6

234.1
Net new loans

19.6

2.3

3.8

(0.5)

25.1
Loan penetration (%)
4,6

5.0

15.3

7.6

9.3

7.1
Fee-generating assets
4

900

130

334

116

1,482
Net new fee-generating assets
4

64.3

10.6

18.8

13.7

106.9
Invested assets
4

1,842

283

654

521

3,303
Net new money
4

60.3

0.7

24.5

26.4

111.1
Advisors (full-time equivalents)

6,218

685

1,494

852

9,329
1 Including the following business units:

United States and Canada; and

Latin America.

2 Including the following business

units: Europe; Central & Eastern

Europe, Greece and Israel;

and Middle East and Africa.

3 Including minor functions, which are not

included in the four regions individually presented

in this table, with USD 16

million of total operating income,

USD 34 million of total operating expenses,

USD 17 million
of operating loss before tax, USD 0.6 billion

of loans, USD 0.0 billion of net new

loan outflows, USD 1 billion of fee-generating assets, USD 0.5 billion of net new fee-generating asset outflows, USD 3 billion of

invested
assets, USD 0.8 billion of net new money outflows and 80 advisors in 2021.

4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

5 Loans include
customer brokerage receivables, which are presented

in a separate reporting line on the balance sheet.

6 Loans, gross as a percentage of invested assets.

Regional comments: 2021 compared with 2020

Americas
Profit

before

tax

increased

by

USD 641

million

to

USD 2,001
million.

Operating

income

increased

by

USD 1,645

million

to
USD 10,672

million,

driven

by

higher

recurring

net

fee,

net
interest

and

transaction-based

income.

The

cost

/

income

ratio
decreased

to

81.4%

from

84.4%.

Loans

increased

27%

to
USD 92 billion, reflecting USD 19.6 billion

of net new loans. Fee-
generating

assets

increased

19%

to

USD 900

billion,

mainly
driven

by

positive

market

performance

and

net

new

fee-
generating assets of USD 64.3 billion.
Switzerland
Profit before tax

increased by USD 108

million to USD 750

million.
This

included

an

USD 85

million

increase

in

litigation provisions
for the

French cross-border

matter.

Operating income

increased
by USD 206 million to USD 1,906 million, mainly driven by

higher
recurring net fee, net interest and transaction-based income. The cost

/

income

ratio

decreased

to

60.8%

from

61.7%.

Loans
increased

3%

to

USD 43

billion,

driven

by

net

new

loans

of
USD 2.3 billion, partly offset by negative foreign currency effects.
Fee-generating assets

increased 17%

to USD 130

billion, mainly
driven by

net new

fee-generating assets of

USD 10.6 billion

and
net positive market performance and foreign currency effects.
EMEA
Profit

before

tax

decreased

by

USD

145

million

to

USD
  812
million,

driven

by

a

USD 572

million

increase

in

litigation
provisions for

the French cross

-border matter.

Operating income
increased by USD 397 million to

USD 3,953 million, due to higher
recurring net fee income and other

income, which was driven by
the

aforementioned

gain

from

the

sale of

our

domestic

wealth
management

business

in

Austria, as

well as

higher

transaction-
based income.

The cost

/ income ratio

increased to

79.6% from
72.7%. Loans

increased 3%

to USD 50

billion, mainly

reflecting
USD 3.8 billion of net new loans,

partly offset by negative foreign
currency

effects

and

the

aforementioned

reclassification

of
USD 0.7

billion

of

loans

to

disposal

groups

held

for

sale.

Fee-
generating assets increased 9% to USD 334 billion, mainly driven by

net

new

fee-generating

assets

of

USD 18.8

billion

and

net
positive market performance and foreign currency effects.

Asia Pacific
Profit

before

tax

increased

by

USD 176

million

to

USD 1,237
million.

Operating

income

increased

by

USD 166

million

to
USD 2,901

million,

mostly

driven

by

recurring

net

fee

and

net
interest income. The cost

/ income ratio decreased

to 57.4% from
61.2%. Loans decreased

2% to USD 49

billion, driven by

negative
foreign

currency effects

and net

new

loan outflows

of

USD 0.5
billion,

as clients

reduced their

debts in

light of

market uncertainty.
Fee-generating assets

increased 13%

to USD 116

billion, mainly
driven by net new fee-generating assets of USD 13.7 billion.

Personal & Corporate Banking
Personal & Corporate Banking – in Swiss francs
1
As of or for the year ended % change from
CHF million, except where indicated 31.12.21 31.12.20 31.12.20
Results
Net interest income 1,941 1,916 1
Recurring net fee income
2
774 676 15
Transaction-based income
2
1,079 985 10
Other income 110 74 49
Income 3,904 3,650 7
Credit loss (expense) / release 79 (243)
Total operating income 3,984 3,407 17
Total operating expenses 2,397 2,233 7
Business division operating profit / (loss) before tax 1,587 1,175 35
Performance measures and other information
Average attributed equity (CHF billion)
3
8.4 8.3 1
Return on attributed equity (%)
2,3
19.0 14.1
Pre-tax profit growth (%) (year-on-year, %)
2
35.1 (18.0)
Cost / income ratio (%)
2
61.4 61.2
Net interest margin (bps)
2
140 142
Risk-weighted assets (CHF billion)
3
66.7 63.8 4
Leverage ratio denominator (CHF billion)
3,4
221.7 219.9 1
Business volume for Personal Banking (CHF billion)
2
184 179 3
Net new business volume for Personal Banking (CHF billion)
2
5.3 11.6
Net new business volume growth for Personal Banking (%)
2
3.0 6.9
Active Digital Banking clients in Personal Banking (%)
2,5
70.3 66.1
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2
79.3 77.9
Mobile Banking log-in share in Personal Banking (%)
2
73.5 68.0
Client assets (CHF billion)
2
751 702 7
Loans, gross (CHF billion) 139.3 136.4 2
Customer deposits (CHF billion) 162.1 161.1 1
Secured loan portfolio as a percentage of total loan portfolio, gross (%)
2
92.7 92.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,6
0.9 1.1
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to “Alternative

performance measures” in the

appendix to this report

for the definition and

calculation method.

3 Refer to the “Capital,

liquidity and funding, and

balance sheet”
section of this report for more information.

4 The leverage ratio denominator calculated

as of the respective date in 2020

does not reflect the effects of the temporary

exemption that applied from 25 March

2020
until 1 January 2021

and was granted by

FINMA in connection with

COVID-19. Refer to

the “Regulatory and legal

developments” section of our

Annual Report 2020 for

more information.

5 In 2021, 86.4% of
clients of Personal Banking were “activated users”

of Digital Banking (i.e., clients who had logged

into Digital Banking at least once in the course of their

relationship with UBS).

6 Refer to the “Risk management
and control” section of this report for more information about (credit-)impaired exposures.

Financial and operating performance | Personal & Corporate Banking

2021 compared with 2020
Results
Profit

before

tax

increased

by

CHF
  41 2
million,

or

35%,

to
CHF 1,587

million,

reflecting

higher

operating

income,

partly
offset by higher operating expenses.
Operating income
Total operating income increased by CHF 577 million, or 17%, to
CHF 3,984

million,

reflecting

net

credit

loss

releases,

compared
with net credit loss expenses in the

prior year, as well as increases
across all income lines.
Net interest income increased by CHF 25 million to CHF 1,941 million, mainly driven by proactive deposit management.
Recurring

net

fee

income

increased

by

CHF 98

million

to
CHF 774 million, primarily driven by

higher custody, mandate and
investment

fund

fees,

resulting

from

an

increase

in

average
custody assets, reflecting

net new

investment product inflows

and
positive market performance.
Transaction-based

income

increased

by

CHF 94

million

to
CHF 1,079 million,

largely driven

by higher

revenues from

credit
card

and

foreign

exchange

transactions,

reflecting

a

continued
increase in spending on travel and leisure by clients following the easing

of

COVID-19-related

restrictions

in

certain

countries
relative

to

2020.

The

third

quarter

of

2020

included

a

CHF 17
million gain related to the sale of an equity investment.
Other income increased by CHF 36 million to CHF 110 million, mostly driven by a gain of CHF 26 million from the sale of several small properties in the second quarter of 2021.
Net

credit

loss

releases

were

CHF 79

million,

compared

with
net expenses

of CHF 243

million. Stage 1

and 2

credit loss

releases
were CHF 57

million, largely

resulting from

a partial

release of

a
post-model adjustment during the

year, as well

as model updates.
Prior-year stage 1

and 2

net

credit loss

expenses

were CHF 123
million, which mainly reflected

expenses for selected exposures

to
large

Swiss

corporate

clients,

small

and

medium-sized

entities,
financial intermediaries, and, to a lesser extent, real estate. These modeled

expected

losses

were

predominantly

driven

by

the
update

to

the

forward-looking

scenarios

and

their

associated
weightings, factoring in updated macroeconomic assumptions to reflect

the

effects

of

the

COVID
-
19

pandemic.
  Stage
3

net
releases

were

CHF 23

million,

compared

with

net

expenses

of
CHF
120

million
,   which includ ed
expenses

of

CHF

54

million
related

to

a

case

of

fraud

at

a

commodity

trade

finance
counterparty.
Operating expenses
Total operating expenses increased by CHF 164 million, or

7%, to
CHF 2,397

million,

mostly

driven

by

a

CHF 76

million

(USD 83
million) increase in

litigation provisions

for the French

cross-border
matter,

as

well as

higher

investments

in

technology and

higher
variable compensation.

Cost / income ratio
The cost / income

ratio slightly increased to

61.4% from 61.2%,
reflecting

higher

operating

expenses,

partly

offset

by

higher
income.

Personal & Corporate Banking – in US dollars
1
As of or for the year ended % change from
USD million, except where indicated 31.12.21 31.12.20 31.12.20
Results
Net interest income 2,120 2,049 3
Recurring net fee income
2
846 725 17
Transaction-based income
2
1,178 1,054 12
Other income 119 79 50
Income 4,263 3,908 9
Credit loss (expense) / release 86 (257)
Total operating income 4,349 3,651 19
Total operating expenses 2,618 2,392 9
Business division operating profit / (loss) before tax 1,731 1,259 37
Performance measures and other information
Average attributed equity (USD billion)
3
9.2 8.9 3
Return on attributed equity (%)
2,3
18.9 14.2
Pre-tax profit growth (%) (year-on-year, %)
2
37.5 (12.6)
Cost / income ratio (%)
2
61.4 61.2
Net interest margin (bps)
2
142 143
Risk-weighted assets (USD billion)
3
73.2 72.1 1
Leverage ratio denominator (USD billion)
3,4
243.2 248.3 (2)
Business volume for Personal Banking (USD billion)
2
202 202 0
Net new business volume for Personal Banking (USD billion)
2
5.8 12.3
Net new business volume growth for Personal Banking (%)
2
2.9 7.1
Active Digital Banking clients in Personal Banking (%)
2,5
70.3 66.1
Active Digital Banking clients in Corporate & Institutional

Clients (%)
2
79.3 77.9
Mobile Banking log-in share in Personal Banking (%)
2
73.5 68.0
Client assets (USD billion)
2
824 793 4
Loans, gross (USD billion) 152.8 154.0 (1)
Customer deposits (USD billion) 177.8 181.9 (2)
Secured loan portfolio as a percentage of total loan portfolio, gross (%)
2
92.7 92.9
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,6
0.9 1.1
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after
the reporting period.

2 Refer to “Alternative

performance measures” in the appendix

to this report for

the definition and calculation

method.

3 Refer to the “Capital, liquidity

and funding, and balance sheet”
section of this report for more information.

4 The leverage ratio denominator calculated as

of the respective date in 2020 does

not reflect the effects of the temporary exemption

that applied from 25 March 2020
until 1 January 2021

and was granted by

FINMA in connection with COVID

-19. Refer to the “Regulatory

and legal developments” section of

our Annual Report 2020

for more information.

5 In 2021, 86.4% of
clients of Personal Banking were “activated users” of Digital Banking

(i.e., clients who had logged into Digital Banking

at least once in the course of their relationship with UBS).

6 Refer to the “Risk management
and control” section of this report for more information about (credit-)impaired exposures.

Financial and operating performance | Asset Management

Asset Management
Asset Management
1
As of or for the year ended % change from
USD million, except where indicated 31.12.21 31.12.20 31.12.20
Results
Net management fees
2
2,320 1,950 19
Performance fees 260 455 (43)
Net gain from disposal of an associate / a subsidiary 37 571 (93)
Credit loss (expense) / release (1) (2)
Total operating income 2,616 2,974 (12)
Total operating expenses 1,586 1,519 4
Business division operating profit / (loss) before tax 1,030 1,455 (29)
Performance measures and other information
Average attributed equity (USD billion)
3
2.0 2.0 1
Return on attributed equity (%)
3,4
51.8 74.2
Pre-tax profit growth (year-on-year, %)
4
(29.2) 173.6
Cost / income ratio (%)
4
60.6 51.0
Risk-weighted assets (USD billion)
3
6.9 6.9 (1)
Leverage ratio denominator (USD billion)
3,5
2.9 5.8 (51)
Goodwill and intangible assets (USD billion) 1.2 1.2 (2)
Net margin on invested assets (bps)
4
9 16 (42)
Gross margin on invested assets (bps)
4
23 32 (29)
Information by business line / asset

class
Net new money (USD billion)
4
Equities 10.3 65.1
Fixed Income 22.7 7.3
of which: money market (3.1) (7.4)
Multi-asset & Solutions 6.8 6.6
Hedge Fund Businesses 5.7 (1.1)
Real Estate & Private Markets (0.6) 2.3
Total net new money 44.9 80.1
of which: net new money excluding money market 48.0 87.5
Invested assets (USD billion)
4
Equities 580 506 15
Fixed Income 285 274 4
of which: money market 92 97 (5)
Multi-asset & Solutions 193 172 12
Hedge Fund Businesses 55 48 15
Real Estate & Private Markets 98 93 5
Total invested assets 1,211 1,092 11
of which: passive strategies 540 457 18
Information by region
Invested assets (USD billion)
4
Americas 287 254 13
Asia Pacific 190 181 5
Europe, Middle East and Africa (excluding Switzerland) 334 294 14
Switzerland 399 363 10
Total invested assets 1,211 1,092 11
Information by channel
Invested assets (USD billion)
4
Third-party institutional 707 648 9
Third-party wholesale 145 128 13
UBS’s wealth management businesses 359 316 13
Total invested assets 1,211 1,092 11
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Net management fees include transaction

fees, fund administration

revenues (including net interest and

trading income from lending activities

and foreign exchange hedging as part

of the
fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that are not Asset Management’s performance fees.

3 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

4 Refer to “Alternative performance
measures” in the

appendix to this

report for the

definition and

calculation method.

5 The leverage

ratio denominator

calculated as of

the respective

date in 2020

does not reflect

the effects of

the temporary
exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our Annual Report

2020 for
more information.

2021 compared with 2020
Results
Profit

before

tax

decreased

by

USD 425

million,

or

29%,

to
USD 1,030 million. This reflected

a gain of USD 571 million

from
the sale

of a

majority stake

in Fondcenter

AG (now

Clearstream
Fund

Centre

AG)

in

the

third

quarter

of

2020

and

a

gain

of
USD 37

million

related

to

the

sale

of

our

remaining

minority
investment in

Clearstream Fund

Centre AG (previously

Fondcenter
AG)

to

Deutsche

Börse

AG

in

the

second

quarter

of

2021.
Excluding

these

gains,

profit

before

tax

increased

by

USD 109
million, or 12%, to USD 993 million, reflecting positive operating leverage.
›

Refer to “Note 30 Changes in organization

and acquisitions and
disposals of subsidiaries and businesses”

in the “Consolidated
financial statements” section of this report

for more information
about the aforementioned sales
Operating income
Total operating income decreased

by USD 358 million, or

12%, to
USD 2,616

million.

Excluding

the

aforementioned

gains

from
sales,

total

operating

income

increased

by

USD 176

million,

or
7%.
Net management fees increased by

USD 370 million, or 19%,
to

USD 2,320

million

on

a

higher

average

invested

asset

base,
reflecting a

combination of

a constructive

market backdrop

and
strong net new money generation.
Performance

fees

decreased

by

USD 195

million

to

USD 260
million,

mainly

in

our

Hedge

Fund

Businesses

and

our

Equities
business,

compared

with

the

particularly
high

levels

of
performance fees in 2020.
Operating expenses
Total

operating expenses increased by USD

67 million, or 4%, to
USD 1,586

million,

mainly

driven

by

higher

personnel

expenses
and foreign

currency effects,

partly offset

by lower

general and
administrative expenses.
Cost / income ratio
The

cost

/

income

ratio

was

60.6%,

compared

with

51.0%

in
2020. Excluding

the aforementioned

gains from

sales, the cost

/
income ratio was 61.5%, compared with 63.2% in 2020.
Invested assets
Invested

assets

increased

to

USD 1,211

billion

from

USD 1,092
billion, reflecting positive market performance of USD 102 billion
and

net

new

money

inflows

of

USD 45

billion,

partly

offset

by
negative

foreign

currency

effects

of

USD 28

billion.

Excluding
money market flows, net new money was USD 48 billion.
Investment

performance
2021

saw

risk

assets

perform

strongly

and

subdued

market
volatility.

Expansive

monetary

policy

supported

a

continued,
broad economic recovery

across the globe.

Shortages in supplies
to

meet

heightened

global

demand led

to

higher energy

prices
and strong

inflation over the

year,

and central

banks, led by

the
US

Federal

Reserve,

started

to

reconsider

their

future

monetary
policy.

As of year-end 2021, Morningstar assigned a four-

or five-star
rating to

64% of

our retail

and institutional

funds (both

actively
managed and

passive), on

an assets

under management

(AuM)-
weighted basis. Furthermore,

55% of

our actively managed

open-
ended retail funds

and actively managed

institutional AuM (which
account in total for 44% of our relevant AuM)

are ranked, on an
AuM-weighted basis

over a

three-year investment period,

above
their respective peer median.

Investment performance as of 31 December 2021
In %
Total traditional
investments Equities Fixed income Multi-asset
% of UBS Asset Management fund assets rated as 4- or 5-star
1,2
64 66 65 49
% of UBS Asset Management above peer median over a 3-year

investment period
2,3
55 48 61 65
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

Morningstar (Morningstar® Essentials Quantitative Star
Rating & Rankings;

© 2022 Morningstar).

Universe is approximately

31% of all

active and passive

traditional assets of

Asset Management (Equities,

Fixed Income excluding

money market, and

Multi-asset) as of
31
December 2021.

2 Morningstar® Essentials Quantitative Star Rating & Rankings; © 2022 Morningstar. All Rights Reserved. The information contained herein: (i) is proprietary to Morningstar and / or its content providers; (ii) may not be copied or

distributed; and (iii) is not warranted

to be accurate, complete

or timely. Neither Morningstar

nor its content providers are responsible

for any damages or losses arising

from any
use

of

this

information.

Past
performance

is

no

guarantee

of

future

results.

For

more

detailed

information

about

the

Morningstar

Rating,

including

its

meth
odology,

refer

to:
https://s21.q4cdn.com/198919461/files/doc_downloads/othe_disclosure_materials/MorningstarRatingforFunds.pdf.

3 Percentage of AuM

above peer median over

a three-year investment period.

AuM reflect the
AuM of

Asset Management’s

actively managed

open-ended retail

funds across

all domiciles

and actively

managed institutional

AuM for

which Asset

Management owns

the investment

performance, i.e.,

Asset
Management is either the

sole portfolio manager or

co-portfolio manager.

Source: Morningstar (Morningstar®

Essentials Quantitative Star Rating

& Rankings; © 2022

Morningstar) extract date

11 January 2022,
eVestment extract date 4

February 2022, KGAST extract

date 4 February 2022. Universe

is approximately 44% of all

active traditional assets of Asset

Management (Equities, Fixed Income

excluding money market,
and Multi-asset) as of 31 December 2021.

Financial and operating performance | Investment Bank

Investment Bank
Investment Bank
1
As of or for the year ended % change from
USD million, except where indicated 31.12.21 31.12.20 31.12.20
Results
Advisory 988 634 56
Capital Markets 2,170 1,744 24
Global Banking 3,158 2,378 33
Execution Services
2
1,894 1,857 2
Derivatives & Solutions 3,422 3,609 (5)
Financing 979 1,674 (42)
Global Markets 6,296 7,141 (12)
of which: Equities 4,581 4,502 2
of which: Foreign Exchange, Rates and Credit

1,715 2,638 (35)
Income 9,454 9,519 (1)
Credit loss (expense) / release 34 (305)
Total operating income 9,488 9,214 3
Total operating expenses 6,858 6,732 2
Business division operating profit / (loss) before tax 2,630 2,482 6
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
3
5.9 216.6
Average attributed equity (USD billion)
4
13.0 12.6 3
Return on attributed equity (%)
3,4
20.3 19.7
Cost / income ratio (%)
3
72.5 70.7
Risk-weighted assets (USD billion)
4
92.2 94.3 (2)
Return on risk-weighted assets, gross (%)
3
10.0 10.0
Leverage ratio denominator (USD billion)
4,5
319.2 315.5 1
Return on leverage ratio denominator, gross (%)
3,5
2.9 3.1
Goodwill and intangible assets (USD billion) 0.1 0.2 (14)
Average VaR (1-day, 95% confidence, 5 years of historical data) 11 12 (9)
1 Comparative

figures in this

table may differ

as a result

of adjustments following

organizational changes,

restatements due to

the retrospective

adoption of

new accounting

standards or changes

in accounting
policies, and events

after the reporting

period.

2 Execution &

Platform, which was

disclosed in

previous periods,

has been renamed

Execution Services.

3 Refer to

“Alternative

performance measures”

in the
appendix to this report for the definition and calculation method.

4 Refer to the “Capital, liquidity and funding, and balance

sheet” section of this report for more information.

5 The leverage ratio denominators
calculated as of the respective dates in

2020 do not reflect the effects

of the temporary exemption that

applied from 25 March 2020 until

1 January 2021 and was

granted by FINMA in connection

with COVID-19.
Refer to the “Regulatory and legal developments” section of our Annual Report 2020 for more information.

2021 compared with 2020
Results
Profit

before

tax
increased

by

USD
  14 8
million,

or

6%,

to
USD 2,630

million,

driven

by

higher

operating

income,

partly
offset by higher operating expenses.
Operating income
Total

operating income increased

by USD 274 million,

or 3%, to
USD 9,488 million,

reflecting higher

revenues in

Global Banking
and net

credit loss

releases compared with

net credit

loss expenses
in 2020, partly offset by lower revenues in Global Markets.
Global Banking
Global Banking revenues

increased by USD 780

million, or 33%,
to

USD 3,158

million,

driven

by

Capital

Markets

and

Advisory
revenues, and compared

with an overall global

fee pool increase
of 39%.
Advisory revenues

increased

by USD 354

million, or

56%, to
USD 988 million, largely

due to

higher revenues from

an increased
number

of

merger

and

acquisition

transactions

that

closed

in
2021,

and compared with a 64% increase in the global fee pool.

Capital

Markets

revenues

increased

by

USD 426

million,

or
24%, to USD 2,170

million, mainly reflecting a

USD 358 million,
or

52%,

increase

in

Equity

Capit
al

Markets
  (ECM)   revenues,
compared with an increase in the global ECM fee pool of 34%.
Global Markets
Global Markets revenues decreased by USD 845 million, or 12%, to USD 6,296

million, driven

by lower

revenues in

our Financing
and

Derivatives

&

Solutions

businesses,

partly

offset

by

higher
revenues in Execution Services.
Execution

Services

revenues

increased

by

USD 37

million,

or
2%,

to

USD 1,894

million.

Revenue

increases

in

cash

equities
were partly offset by decreases from other products.

Derivatives

&

Solutions

revenues

decreased

by

USD 187
million,

or

5%,

to

USD 3,422

million,

mainly

due

to

the

third
quarter of 2020 including

a USD 215 million gain from

the sale of
intellectual

property

rights

associated

with

the

Bloomberg
Commodity Index family. Excluding that gain, revenues

increased
by USD 28 million, or 1%.
Financing revenues decreased by USD 695 million, or 42%,

to
USD 979 million,

predominantly due

to an

USD 861 million

loss
incurred

in

the

first

half

of

2021

on

the

default

of

a

US-based
client

of

our

prime

brokerage

business.

Excluding

that

loss,
revenues increased by USD 166 million, or 10%.

›
Refer to “Note 21 Fair value measurement”

in the “Consolidated
financial statements”

section of this report for more information
about the loss in the prime brokerage business

Global Markets Equities revenues increased by USD 79 million, or 2%, to USD 4,581 million. Equity derivatives and cash equities products

revenues increased,

while Financing

revenues included
the aforementioned loss in our prime brokerage business.

Global Markets

Foreign Exchange,

Rates and

Credit revenues
decreased

by

USD 923

million,

or

35%,

to

USD 1,715

million,
compared with strong revenues in 2020.
Credit loss expense / release
Net credit

loss releases

were USD 34

million, primarily

related to
stage 1 and 2 positions, resulting from model updates, as well as a partial net release

of a post-model adjustment

during the year.
Prior-year net

credit loss

expenses were

USD 305 million,

driven
by the effects of the COVID-19 pandemic.

Operating expenses
Total operating expenses increased by USD 126 million,

or 2%, to
USD 6,858 million, largely driven by foreign currency effects.

Cost / income ratio
The

cost

/

income

ratio

increased

to

72.5%

from

70.7%,

as
income decreased by 1% compared with a strong prior year, and operating expenses increased by 2%.
Risk-weighted assets
Risk-weighted assets (RWA) decreased

by USD 2 billion,

or 2%, to
USD 92

billion,

primarily

due

to

a

USD 3

billion

decrease

in
operational risk RWA and a

USD 1 billion decrease in

market risk
RWA, partly

offset by a

USD 2 billion increase

in credit risk

RWA
due to higher loans and loan commitments.
›
Refer to the “Capital, liquidity and funding,

and balance sheet”
section of this report for more information
Leverage ratio denominator
The leverage ratio

denominator increased

by USD 4

billion, or

1%,
to

USD 319

billion,

mainly reflecting

a

USD 9 billion

increase in
on -
balance

sheet

exposures
,
partly

offset

by

a

USD
  4   billion
decrease

in

derivative

and

securities

financing

transaction
exposures.
›
Refer to the “Capital, liquidity and funding,

and balance sheet”
section of this report for more information

Financial and operating performance | Group Functions

Group Functions
Group Functions
1
As of or for the year ended % change from
USD million, except where indicated 31.12.21 31.12.20 31.12.20
Results
Total operating income (360) (494) (27)
Total operating expenses 330 567 (42)
Operating profit / (loss) before tax (689) (1,060) (35)
of which: Group Treasury (446) (341) 31
of which: Non-core and Legacy Portfolio (79) (269) (71)
of which: Group Services (165) (450) (63)
Additional information
Risk-weighted assets (USD billion)
2
30.1 28.7 5
Leverage ratio denominator (USD billion)
2,3
104.0 96.2 8
1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.

2 Refer to the “Capital, liquidity and funding,

and balance sheet” section of this report

for more information.

3 The leverage ratio

denominator calculated as of the respective date

in 2020
does not

reflect the

effects of

the temporary

exemption that

applied from

25 March

2020 until

1 January

2021 and

was granted

by FINMA

in connection

with COVID

-19. Refer

to the

“Regulatory and

legal
developments” section of our Annual Report 2020 for more information.

2021 compared with 2020
Results
Group Functions

recorded

a loss

before

tax of

USD 689 million,
compared with a loss of USD 1,060 million.

Group Treasury
The

Group

Treasury

result

was

negative

USD 446

million,
compared with negative USD 341 million.
Income

from

accounting

asymmetries,

including

hedge
accounting

ineffectiveness,

was

net

negative

USD 341

million,
compared with net positive of USD 6 million.

Revenues

related

to

centralized

Group

Treasury

risk
management

services

were

negative

USD 63

million,

compared
with

negative

USD 279

million.

The

increased

expense

in

2020
was

driven

by

additional

liquidity

costs

related

to

COVID-19
market stress in the first half of that year.
Operating

expenses

decreased

by

USD 30

million

to

USD 42
million.

Non-core and Legacy Portfolio
The

Non-core

and

Legacy

Portfolio

result

was

negative

USD 79
million, compared with negative USD 269 million. This result was partly due

to valuation

gains of

USD 58 million

on our

USD 1.6
billion

portfolio

of

auction

rate

securities

(ARS),

compared

with
valuation

losses

of

USD 9

million

in

2020.

Our

remaining
exposures

to

ARS

were

all

rated

investment

grade

as

of
31 December 2021. In

addition, 2021 included

income of USD 51
million related to a legacy bankruptcy claim, while 2020 included
a

credit

loss

expense

of

USD 42

million

on

an

energy-related
exposure.
Group Services
The

Group

Services

result

was

negative

USD 165

million,
compared

with

negative

USD 450

million.

There

were

lower
expenses relating to our legal entity transformation

program and
decreased

funding

costs

on

deferred

tax

assets.

Also,

2020
included real estate costs

of USD 72 million related to

early lease
terminations

and

associated

provisions,

an

impairment

of
internally generated software of USD 67 million, and expenses of
USD 54 million related to the modification of certain outstanding deferred compensation awards.
›

Refer to the “Group performance” section

and “Note 1b Changes
in accounting policies, comparability

and other adjustments” in
the “Consolidated financial statements”

section of this report for
more information about the modification

of deferred
compensation awards

Selected financial information of our business
divisions and Group Functions
Performance of our business divisions and Group Functions
1
For the year ended 31.12.21
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Manage-
ment
Investment
Bank
Group
Functions Total
Operating income

19,449

4,349

2,616

9,488

(360)

35,542
of which: gain from the sale of UBS’s domestic wealth management business in Austria
100 100
Operating expenses

14,665

2,618

1,586

6,858

330

26,058
of which: net restructuring expenses

2

87

17

17

74

21

216
Operating profit / (loss) before tax

4,783

1,731

1,030

2,630

(689)

9,484
For the year ended 31.12.20
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Manage-
ment
Investment
Bank
Group
Functions Total
Operating income

17,045

3,651

2,974

9,214

(494)

32,390
of which: net gain from the sale of a majority stake in Fondcenter AG 60 571 631 of which: gain on the sale of intellectual property rights 215 215 of which: net gains from properties sold or held for sale 64 64 of which: valuation gain on auction rate securities in the fourth quarter of

2020

3
134 134
of which: gain related to investment in associates 6 19 26
of which: gain on the sale of equity investment measured

at fair value through profit or loss
4 18 22
Operating expenses

13,026

2,392

1,519

6,732

567

24,235
of which: acceleration of expenses in relation to outstanding deferred compensation awards in
the third quarter of 2020

4
46 3 22 229 58 359
of which: expenses associated with terminated real estate

leases
72 72
of which: impairment of internally generated software

5
67 67
of which: net restructuring expenses

72

5

6

24

0

107
Operating profit / (loss) before tax

4,019

1,259

1,455

2,482

(1,060)

8,155
For the year ended 31.12.19
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Manage-
ment
Investment
Bank
Group
Functions Total
Operating income

16,353

3,715

1,938

7,269

(385)

28,889
of which: net foreign currency translation losses

6
(35) (35)
of which: net losses from properties held for sale (29) (29)
Operating expenses

12,955

2,274

1,406

6,485

192

23,312
of which: impairment of goodwill 110 110
of which: net restructuring expenses

68

17

33

168

(2)

284
Operating profit / (loss) before tax

3,397

1,441

532

784

(577)

5,577
1 The components

of operating income

and operating expenses

disclosed in this

table are items

that are not recurring

or necessarily representative

of the underlying

business performance for

the reporting period
specified.

2 Includes curtailment gains of USD 80

million, which represent a reduction in the defined benefit

obligation related to the Swiss pension plan resulting

from a decrease in headcount following restructuring
activities.

3 Reflects a valuation gain recognized in the fourth quarter of 2020 as a result of a recovery in underlying market conditions, following a change in valuation methodology. This gain was more than offset
by valuation losses recognized earlier in the year.

4 Reflects the accelerated expense recognized in the third quarter of 2020 when the conditions for continued vesting of certain outstanding deferred compensation awards were modified. This

amount

includes approximately USD 80

million of accelerated expense

that would otherwise have

been recognized in the

fourth quarter of 2020.

The full year effect

was an expense of
approximately USD 280 million (Global Wealth Management: USD 30 million, Asset Management:

USD 10 million, Investment Bank: USD 180 million, Group Functions: USD 60 million).

5 Relates to impairment of
internally generated software resulting

from a decision in the fourth

quarter of 2020 to not

proceed with an internal busines

s

transfer from UBS Switzerland

AG to UBS AG.

6 Relates to the disposal

or closure of
foreign operations.

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

Risk management

and control

99
Overview of risks arising from our business activities
100
Risk categories
102
Top and emerging risks
103
Risk governance
105
Risk appetite framework
108
Internal risk reporting
109
Model risk management
110
Risk measurement
113
Credit risk
131
Market risk
140
Country risk
143
Sustainability and climate risk
147
Non-financial risk

Risk management and control
Overview of risks arising from our business activities
The scale of

our activities

depends on the

capital available to

cover
risks,

the

size

of

our

on-

and

off-balance

sheet

assets

via

their
contribution to our

capital, leverage and

liquidity ratios, and

our
risk appetite.
Despite

our

credit

book

growing

over

the course

of

2021,

our
overall

credit

risk

profile

was

broadly

unchanged
,
and

we
continued

to manage market

risks at generally

low levels.
Operational resilience, conduct and the prevention of financial crime remain key focus topics.

Key risks by business division and Group Functions
Business divisions and Group Functions Key risks arising from business activities
Global Wealth Management Credit risk

from lending against securities collateral, including

derivative trading activity, and lending
against residential and commercial real estate collateral, as well as corporate and other lending

Market risk

from municipal securities and taxable fixed-income

securities
Personal & Corporate Banking Credit risk

from retail business, mortgages, secured and unsecured corporate lending, commodity trade
finance, lending to banks and other regulated clients,

as well as a small amount of derivatives trading
activity

Minimal contribution to
market risk
Asset Management
Small amounts of credit and market risk for on-balance

sheet items

Investment Bank Credit risk

from lending (take-and-hold, as well as temporary

loan underwriting activities), derivatives
trading and securities financing

Market risk

from primary underwriting activities and

secondary trading
Group Functions Credit

and
market risk

arising from management of the Group’s balance

sheet, capital, profit or loss
and liquidity portfolios
Non-financial risks,

which include operational, financial crime,

compliance,

conduct,

model, and reputational risks, are an inevitable consequence of being
in business and can arise as a result of our past

and current business activities across all business

divisions and Group Functions.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk categories
We

categorize the

risk exposures

of

our

business divisions

and

Group

Functions as

outlined

in

the

table

below.

Our risk

appetite
framework is designed to capture all risk categories.
›
Refer to “Risk appetite framework” in this

section for more information

Risk managed by Independent
oversight by
Financial risks
Audited |
Credit risk:

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
Business management Risk Control
Audited |
Market risk

(traded and non-traded):

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

Includes transfer risk, which
involves a country’s authorities preventing or restricting

the payment of an obligation, as well

as
systemic risk events arising from country-specific political or macroeconomic developments.
Business management Risk Control
Sustainability and climate risk
(previously known at UBS as environmental and social

risk):

the risk
that UBS is negatively impacted by or negatively

impacts climate change, loss of biodiversity, human
rights infringements, or other environmental,

social or governance (ESG) matters. Climate

risks can arise
from either changing climate conditions (physical

risks) or from efforts to mitigate climate change
(transition risks). Sustainability and climate risks

may manifest as credit, market, liquidity and operational
risks for UBS, resulting in potential adverse financial,

liability and reputation impacts. They

may also
negatively impact the value of investments.
Business management Risk Control
Treasury risk:

the market risks that arise from structural

exposures, including pension risks, and the risk
of insufficient funding or liquidity.
Group Treasury Risk Control
Audited |
Liquidity risk:

the risk that the firm will not be able to

efficiently meet both expected and
unexpected current and forecast cash flows and collateral

needs without affecting either daily
operations or the financial condition of the

firm.
▲
Audited |
Funding risk:

the risk that the firm will be unable, on

an ongoing basis, to borrow funds in
the market on an unsecured (or even secured) basis at

an acceptable price to fund actual or
proposed commitments; i.e., the risk that UBS’s funding

capacity is not sufficient to support the
firm’s current business and desired strategy.
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
Business management Finance and Risk Control

Risk managed by Independent
oversight by
Non-financial risks
Operational risk:

the risk resulting from inadequate or failed internal

processes, people or systems, or
from external causes (deliberate, accidental

or natural), that have an impact (either financial

or non-
financial) on UBS, its clients or the markets in

which it operates. Events may be direct financial losses

or
indirect, in the form of revenue forgone as a result of business suspension. They may also result in
damage to our reputation and to our franchise that

has longer-term financial consequences.
Business management Group Compliance,
Regulatory &
Governance (GCRG)
Legal risk:

the financial or reputational implications resulting

from the risk of: (i) being held liable for
a breach of applicable laws, rules or regulations; (ii) being held liable for a breach of contractual or
other legal obligations; (iii) an inability or failure to

enforce or protect contractual rights or non-
contractual rights sufficiently to protect UBS’s interests, including the risk of being party to a claim in
respect of any of the above (and the risk of loss

of attorney–client privilege in the context

of any such
claim); (iv) a failure to adequately develop, supervise

and resource legal teams or adequately supervise
external legal counsel advising on business

legal risk and other matters; and (v)

a failure to adequately
manage any potential, threatened and commenced

litigation and legal proceedings, including civil,
criminal, arbitration and regulatory proceedings,

and / or litigation risk or any dispute or investigation
that may lead to litigation or threat of any litigation.
Legal
Employment risk:

the risk incurred by the firm by not adhering

to the applicable employment law,
regulatory requirements and human resources practices, as well as our own internal standards. Such
risk is managed by business management,

with independent overview by Human Resources.
Human Resources
Cybersecurity and information security risk:

the risk of a malicious internal or

external act leading
to a material impact on confidentiality, integrity or availability of UBS data or information systems.
Cyberattacks are manifestations of a cyber threat into

an act of aggression or criminal activity causing
financial, regulatory or reputational harm or loss.
Business management
and Chief Digital and
Information Office
(CDIO)
GCRG
Conduct risk:

the risk that the conduct of the firm or its

individuals unfairly impacts clients or
counterparties, undermines the integrity of the

financial system or impairs effective competition

to the
detriment of consumers.
Business management GCRG
Compliance risk:

the risk incurred by the firm by not adhering to

the applicable laws, rules and
regulations, and our own internal standards.
Business management GCRG
Financial crime risk:

the risk that UBS fails to detect criminal

activities, including internal and

external
theft and fraud, money laundering, bribery

and corruption, and fails to comply with sanctions

and
embargoes, or fails to report or respond to requests from relevant authorities related to these matters.
Business management,
Financial Crime
Prevention (FCP), and
GCRG COO
GCRG
Model risk:

the risk of adverse consequences via

financial loss or non-financial impact

(e.g., poor
business and / or strategic decision making,

or damage to the firm’s reputation) resulting from decisions based on incorrect or misused model outputs and

reports. Model risk may result from a number of
sources: inputs, methodology, implementation or use.
Model owner Risk Control
Reputational risk:

the risk of damage to our reputation from the point

of view of our stakeholders,
such as clients, shareholders and staff, and the general

public.
All businesses and
functions
All control functions

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
–

The

COVID-19

pandemic,

and

its

impact

on

growth,
employment,

debt

dynamics

and

supply

chains,

remains

an
important driver of risk,

and we expect this

to be the case for
at

least

the

near

future.

The

Omicron

variant

continues

to
spread,

and

there

is

uncertainty

about

when

restrictions
introduced in many countries will be eased.
–

There continue to

be concerns regarding

a resurgence in

global
inflation,

and

the

timing

and

extent

of

central

bank

policy
responses

(i.e.,

interest

rate

hikes

and

the

tapering

of
quantitative

easing)

will

be

an

area

of

focus

in

the

coming
months.

There

are

related

concerns

about

increasing

energy
and other

commodity prices

in a

number of

countries, while
mounting global supply chain stresses and tight labor markets are

creating

negative

pressure

on

growth.

China

is

facing
several challenges, including a slowing economy following the post-pandemic boom.
–

We remain

watchful of

a range

of geopolitical

developments
in

Europe

and

Asia

and

political

changes

in

a

number

of
countries.

Our

current

focus

is

on

the

Russian

invasion

of
Ukraine.

Our

current

direct

exposure

to

Russia,

Ukraine

and
Belarus

is

limited,

as

is

our

exposure

to

peripheral

European
countries . However,
market

closures,

the

imposition

of
exchange controls, sanctions

or other measures

may limit our
ability to settle existing

transactions or to realize on

collateral,
which

may

result

in

unexpected

increases

in

exposures.

In
addition,

we

have

significant

country

risk

exposure

to

major
economies,

which

could

also

be

affected,

including

the

US,
China, Switzerland, Germany, the UK and France.
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

significant liability risk,
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
–

Cyber threats continue to

evolve at pace, not least

due to the
Russian

invasion

of

Ukraine,

and

can

impact

the industry,

as
well as

critical infrastructure

which it relies

on. More

recently,
ransomware attacks

with a

possible widespread

impact have
increased

significantly.

Additionally,

as

a

result

of

the
operational complexity of

all our businesses,

we are continually
exposed

to

operational

resilience

scenarios

such

as

process
error, failed execution, system failures and fraud.
–

Conduct

risks

are

inherent

in

our

businesses.

Achieving

fair
outcomes

for

our

clients,

upholding

market

integrity

and
cultivating the

highest standards

of employee

conduct are

of
critical importance to UBS. Management of conduct risks is an integral part of our risk management framework.
–

Financial

crime
  –
including

money

laundering,

terrorist
financing, sanctions violations, fraud, bribery and corruption –
presents

significant

risk.

Heightened

regulatory

expectations
and attention require investment in people and systems, while emerging technologies and changing geopolitical

risks further
increase the complexity of identifying and preventing financial crime .
Refer

to

“Non
-
financial

risk”

in

this
section

and
“Strategy,

management

and

operational

risks”

in

the

“Risk
factors” section of this report for more information.
–

Environmental, social

and governance

(ESG) risks

are a

growing
area

of

focus

for

regulators

and

other

stakeholders
,

in
particular

climate

risks

and

concerns

about

greenwashing,
where

UBS

may

be

subject

to

reputational

risk

if

not

fully
aligned

with

the

stated

purpose

of

the

firm.

New

standards
and rules are developing in several

jurisdictions with the risk of
divergent rules increasing and leading to an increased risk

that
UBS

may

not

comply

with

all

relevant

regulations.

Refer

to
“Non-financial risk” in this section.

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
Our second line of defense, control functions, is separate

from
the

business

and

reports

directly

to

the

Group

CEO.

Control
functions provide independent oversight,

challenge financial and
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
Committee (the CCRC) helps the BoD

meet its duty to safeguard
and

advance

UBS’s

reputation

for

responsible

and

sustainable
conduct,

reviewing

stakeholder

concerns

and

expectations
pertaining

to

UBS’s

societal

contribution

and

corporate

culture.
The

Audit

Committee

assists

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
The
regional

Presidents

are

responsible

for

cross
- divisional
collaboration in their

regions and

are mandated

to inform

the GEB
about

any

activities

/

issues

that

may

give

rise

to

actual

or
potentially material regulatory or reputational concerns.
The
Group Chief

Risk Officer

(the Group

CRO) is

responsible
for

developing

the

Group’s

risk

management

and

control
framework (including

risk principles

and risk

appetite) for

credit,
market,

country,

treasury,

model

and

sustainability

and

climate
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

The
Group

General Counsel

is

responsible for

managing the
Group’s legal

affairs (including litigation involving UBS),

ensuring
effective

and timely

assessment

of legal

matters

impacting

the

Group
or its

businesses,

and managing

and reporting

all litigation

matters.
The
Head of

Human Resources

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
▲

Risk appetite framework
We have a

defined Group-level

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

with the
aim of ensuring that risk-taking at every level of the organization is

in

line

with

our

strategic

priorities,

our

capital

and

liquidity
plans,

our
Pillars,

Principles

and
Behaviors
,

and

minimum
regulatory

requirements.

The

“Risk

appetite

framework”

chart
below

shows

the

key

elements

of

the

framework,

described

in
detail in this section.
Qualitative risk appetite statements aim to

ensure we maintain
the desired

risk culture.

Quantitative risk

appetite objectives

are
designed

to

enhance

UBS’s

resilience

against

the

effect
s   of
potential

severe

adverse

economic or

geopolitical

events. These
risk appetite objectives cover

UBS’s minimum capital and

leverage
ratios, solvency,

earnings, liquidity,

and funding,

and are

subject
to periodic review, including the

yearly business planning process.

These

objectives

are

complemented

by

operational

risk
appetite

objectives,

which

are

set

for

each

of

our

non-financial
risk

categories,

including

market

conduct,

theft,

fraud,

data
confidentiality and technology

risks. A standardized

financial firm-
wide operational risk appetite

has been established

at Group level
and is embedded

throughout our business

divisions. Operational
risk events exceeding predetermined risk tolerances, expressed as percentages of UBS’s operating income, must be escalated as per the

firm-wide

escalation

framework

to

the

respective

business
division President or higher, as appropriate.
The

quantitative

risk

appetite

objectives

are

supported

by

a
comprehensive suite

of risk

limits set

at a

portfolio level

to monitor
specific portfolios and to control potential risk concentrations.

The status

of risk

appetite objectives is evaluated each

month
and reported

to the

BoD and

the GEB.

As our

risk appetite may
change

over

time,

portfolio

limits

and

associated

approval
authorities

are subject

to periodic

reviews and

changes, particularly
in the context

of our annual

business

planning process.

Our risk

appetite framework

is governed

by a single

overarching
policy and conforms

to the Financial Stability

Board’s Principles

for
an Effective

Risk Appetite

Framework.

›
Refer to “Risk principles and risk culture”

and “Quantitative risk
appetite objectives” on the following

pages for more
information

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk principles and risk culture
Maintaining a

strong

risk culture

is a

prerequisite

for success

in
today’s

highly

complex

operating

environment

and

a

source

of
sustainable

competitive

advantage.

Placing

prudent

and
disciplined

risk-taking

at

the

center

of

every

decision

has

three
principal

goals:

delivering

unrivaled

client

satisfaction;

creating
long-term

value

for

stakeholders;

and

making

UBS

one

of

the
world’s most attractive companies to work for.
Our

risk

appetite

framework

combines

all

the

important
elements of our

risk culture, expressed

in our
Pillars, Principles and
Behaviors
, our risk management and control principles, our Code
of Conduct and Ethics, and our Total Reward Principles. Together,
these

aim

to

align

our

decisions

with

the

Group’s

strategy,
principles and

risk appetite.

They help

create a

solid foundation
for promoting

risk awareness,

leading to

appropriate risk-taking
and

the

establishing

of

robust

risk

management

and

control
processes. These principles are supported by a range of initiatives covering employees at all levels, for example

the
UBS House View
on Leadership
, which

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
and

that

appropriate

and

consistent

action

is

taken.

We

are
committed

to

ensuring

appropriate

training

for

and
communication

to

staff

and

legal

entity

representatives

are
available

on

an

ongoing

basis,

including

with

regard

to

new
regulatory requirements.
Mandatory

training

programs

cover

various

compliance

and
risk-related

topics,

including

operational

risk

and

anti-money
laundering. Additional specialized training is provided

depending
on employees’

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

and stress tests

that risk profile.

We use both

scenario-
based stress

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
also lower expenses.

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
of

risks

at

the

divisional

level,

including

the

status

of

our

risk
appetite objectives and the results of

firm-wide stress testing. The
Group Risk

Report is

distributed internally

to the

BoD and

the GEB,
and senior members of Risk Control, GIA, Finance and Legal. Risk reports

are also

produced for

significant Group

entities (entities
subject

to

enhanced

standards

of

corporate

governance)

and
significant branches.
Granular divisional

risk reports

are provided

to the

respective
business

division

CROs

and

business

division

Presidents.

This
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

the models that we use

are subject to
governance

and

controls

throughout

their

life

cycles.

This

is
designed

to

ensure

that

risks

arising

from

model

use

are
identified,

understood,

managed,

monitored,

controlled

and
reported

on

both

a

model-specific

and

an

aggregated

level.
Before

they

can

be

granted

approval

for

use

from

the

model
sponsor,

all

our models

are

independently validated

across

four
model

risk

dimensions:

(i) model

input;

(ii) model

methodology;
(iii) model implementation; and (iv) model use.

Once

validated

and

approved

for

use,

a

model

is

subject

to
ongoing

model

performance

monitoring

and

annual

model
confirmation, ensuring that the model is only

used if it continues
to

be

found

fit

for

purpose.

All

models

are

subject

to

periodic
model re-validation, with

rigor, depth and frequency

determined
by the model’s materiality and complexity.
Our model risk

governance framework follows

our overarching
risk governance framework, with the three lines of defense (LoD)
assigned as follows.
–

First LoD:

model sponsors,

model owners,

model developers,
and model users
–

Second

LoD:

Chief

Model

Risk

Officer,

Model

Risk
Management & Control
–

Third LoD: Group Internal Audit

An important difference

as compared

with how LoD

are usually
defined in financial and non-financial risk

is that some models are
owned by traditionally second LoD functions, such

as risk control,
finance or compliance.
Model risk appetite framework and statement
The

model

risk

appetite

framework

sets

out

the

model

risk
appetite statement, defines the relevant

metrics and lays out how
appropriate adherence is assessed.
Model oversight
Model oversight committees and forums

ensure that model risk is
overseen

at

different

levels

of

the

organization,

appropriate
model risk management

and control actions

are taken and,

where
necessary, escalated to the next level.

The Group

Model Governance

Committee is

our most

senior
oversight and escalation

body for

all models

in scope

of our model
governance

framework.

It

is

co-chaired

by

the

Group CRO

and
the Group CFO and is

responsible for: (i) reviewing and approving
changes to the framework;

(ii) approving the model risk

appetite
statement;

(iii) overseeing

adherence

to

the

UBS

model

risk
governance framework; and (iv) monitoring

model risk at a

firm-
wide level.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk measurement

Audited |

We apply

a variety

of methodologies

and measurements
to

quantify

the

risks

of

our

portfolios

and

potential

risk
concentrations. Risks

that are

not fully

reflected within

standard
measures

are

subject

to

additional

controls,

which

may

include
preapproval of specific transactions

and the application

of specific
restrictions.

Models

to

quantify

risk

are

generally

developed

by
dedicated

units

within

control

functions

and

are

subject

to
independent validation.
▲

›

Refer to “Credit risk,” “Market risk” and “Non-financial

risk” in
this section for more information about model

confirmation
procedures
Stress testing
We perform stress

testing to

estimate losses that

could result from
extreme

yet

plausible

macroeconomic

and

geopolitical

stress
events to

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
combined stress testing

(CST) framework is

scenario-based
and

aims

to

quantify

overall

firm-wide

losses

that

could

result
from

various

potential

global

systemic

events.

The

framework
captures

all

material

risks,

as

covered

in

“Risk

categories.”
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
framework.

We

provide

detailed

stress

loss

analyses

to

FINMA

and
regulators

of

our

legal

entities

in

accordance

with

their
requirements.

Our Enterprise-wide Stress Forum (the ESF) aims

to ensure the
consistency and adequacy of the assumptions and scenarios used for firm-wide

stress measures.

As part

of its

responsibilities, the
ESF

with

input

from

the

Think

Tank,

a

panel

of

senior
representatives

from

the

business

divisions,

Risk

Control

and
economic research, seeks to

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
In 2021, the binding

scenario for CST was

the internal
Global
Crisis scenario
, which is characterized by a deterioration of global
economic conditions leading to sovereign

defaults in Europe and
a global recession.

The scenario was

updated over the

course of
2021

to

incorporate
  current
risks

related

to
COVID - 19 ,   in
particular

macroeconomic

assumptions,

such

as

deteriorating
GDP and rising unemployment
.

Continued weakness in economic
data

and

tensions

between

European

countries

about

debt
mutualization undermines market confidence in the sustainability of peripheral

debt, leading

to a

sharp spike

in bond

yields. Italy,
Spain,

Portugal

and

Cyprus

receive

bailout

packages,

on

the
condition

of

substantial

debt

restructuring,

while

Greece

leaves
the

Eurozone.

In

addition

to

the

effects

of

COVID-19,

the
macroeconomic

impact

is

severe,

as

is

the

immediate

market
impact.

Weak

consumer

and

business

confidence

and

a

fall

in
global trade as

a result of

protectionism lead to

a global recession.
China

is

hit

severely

by

trade

protectionism

and

a

confidence
shock, which lead to a hard landing
.

As part

of the

CST framework,

we routinely

monitored three
additional stress scenarios throughout 2021:
–

The

US Monetary Crisis

scenario

explores a loss of

confidence
in the

US, which

leads to

a sell-off

of US

dollar-denominated
assets, sparking an abrupt

and substantial depreciation of

the
US dollar. The US economy

is hit hard, financial markets

enter
a

period

of

high

volatility

and

other

industrialized

countries
replicate

the

cyclical

pattern

of

the

US.

Regional

inflation
trends

diverge

as

the

US

experiences

significant

inflationary
pressures while other developed markets experience deflation.
–

The

Severe Global Interest Rate Steepening
scenario explores a
sharp and persistent rise

in inflation leading

to a significant

rise
in long-term interest rates and a

period of market turbulence.
Economic activity slows across the globe as

both business and
household

sentiment

collapse,

while

credit

conditions
deteriorate.

Despite

weakness

in

activity,

inflation

remains
stubbornly

high,

forcing

central

banks

to

begin

hiking

their
policy rates and thereby prolonging the weakness in

economic
activity and asset prices.
–

The

Extreme

Coronavirus
scenario

explores

a

resurgence

of
COVID-19 and subsequent

containment policies, which

lead to
a severe global

downturn with long-term

scarring impacts. The
lack

of

adherence

to

containment

measures

leads

to

rapid
resurgences in the number of cases and

fatalities, which force
countries to

enforce increasingly

stringent lockdown

policies.
Vaccines prove to be ineffective in the

near term, due to either
logistical constraints

of vaccine distribution,

vaccine hesitancy
or virus variants undermining the efficacy of current vaccines.

We

have

updated

the

binding

stress

scenario

in

our

CST
framework for

2022. The

updated Global

Crisis scenario reflects
the

weaker

fiscal

conditions

resulting

from

the

COVID-19
pandemic, which leads

to sovereign defaults in

several emerging
markets. The scenario continues to

assume a Eurozone crisis and
a hard landing in China.
Portfolio-specific stress tests

are measures tailored to

the risks
of

specific

portfolios.

Our

portfolio

stress

loss

measures

are
derived

from

data

on

past

events,

but

also

include

forward-
looking

elements
  (
e.g.,

we

derive

the

expected

market
movements

in

our

liquidity-adjusted

stress

metric

using

a
combination of

historical market

behavior, based

on an

analysis
of

historical

events,

and

forward-looking

analysis,

including
consideration of defined scenarios not

modeled on any historical
events). Results of portfolio-specific stress tests may be subject to limits to explicitly

control risk-taking or

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

structure, enabling

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
We

complement

the

scenario-based

CST

measures

with

our
statistical stress framework to calculate and aggregate risks using statistical techniques to derive stress events at chosen confidence levels.
This framework is

used to

derive a

loss distribution, considering
effects on both income and expenses, based on the simulation of
historically

observed

financial

and

economic

risk

factors

in
combination

with

the

firm’s

actual

earnings

and

relevant

risk
exposures.

From

that,

we

determine

earnings-at-risk

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
We use

the CaR

solvency measure

as a

basis for

deriving the
contributions of the business divisions to risk-based capital (RBC), which is

a component of

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
market

risk

factors

(e.g.,

equity

indices,

foreign

exchange

rates
and interest rates)

and sensitivities to

issuer-specific factors (e.g.,
changes in

an issuer’s

credit spread

or default

risk). We

monitor
numerous

market

and

treasury

risk

controls

on

a

daily

basis.
Counterparty measures

capture the

current and

potential future
exposure to an individual counterparty, considering collateral and legally enforceable netting agreements.

›
Refer to “Credit risk” in this section for more information

about
counterparty limits

›

Refer to “Risk appetite framework” in this

section for more
information about the risk appetite

framework

Risk concentrations
Audited

|

Risk

concentrations

may

exist

where

one

or

several
positions within or

across different

risk categories could

result in
significant

losses relative

to UBS’s

financial

strength.

Identifying
such risk concentrations

and assessing their

potential impact is a
critical component of our risk management and control process.
For financial risks, we consider a number

of elements, such as
shared

characteristics

of

positions, the

size

of

the portfolio

and
the

sensitivity

of

positions

to

changes

in

the

underlying

risk
factors.

Also

important

in our

assessment

is the

liquidity of

the
markets where the positions are traded, as well as the availability
and

effectiveness

of

hedges

or

other

potential

risk-mitigating
factors. This includes an assessment of the provider of

the hedge
and market liquidity where the hedge might be traded. Particular attention is given

to identification of

wrong-way risk and

risk on
risk. Wrong-way risk

is defined as

a positive correlation

between
the size of

the exposure and the

likelihood of a

loss. Risk on

risk
is when a position and

its risk mitigation can be impacted

by the
same event.
For non-financial risks, risk concentrations may result from,

for
example,

a single

operational

risk issue

that is

large on

its

own
(i.e., has

the potential

to produce

a single

high-impact loss

or a
number

of

losses

that

together are

high

impact)

or

related

risk
issues that may link together to create a high impact.
Risk concentrations

are subject

to increased

oversight by

Group
Risk Control

and Group

Compliance, Regulatory

& Governance,
and

assessed

to

determine

whether

they

should

be

reduced

or
mitigated,

depending

on

the

available

means

to

do

so.

It

is
possible

that

material

losses

could

occur

on

financial

or

non-
financial

risks,

particularly

if

the

correlations

that

emerge

in

a
stressed environment differ

markedly from those

envisaged by risk
models.
▲

›
Refer to “Credit risk” and “Market risk” in this

section for more
information about the composition of our

portfolios
›
Refer to the “Risk factors” section of

this report for more
information

Credit risk
Key developments
In

Global

Wealth

Management
,
the

Lombard

and

mortgage
books showed

significant growth

primarily in

the Americas

over
the course of 2021,

while keeping a stable

risk profile with regard
to concentrations and with no material losses.
Across

the

firm,

our

lending

portfolios performed

well,

with
c
redit

loss

expenses

below

expectations
.

Nevertheless,
  we
continue to

be exposed

to the development

of the global

economy
and

the

effects of

the

ongoing and

highly

uncertain COVID-19
pandemic.

We incurred a loss of USD 861 million in the

first half of 2021
on

the

default

of

a

US-based

client

of

our

prime

brokerage
business. We have conducted a thorough review and put in

place
appropriate

measures

to

strengthen

our

relevant

client
onboarding and

risk management

and control

processes. Across
the items

identified for

remediation and

beyond, we

have made
changes to our organization to drive wider improvements in both first and

second lines

of defense.

Our prime

brokerage business
remains a strategic element of UBS’s offering.
Credit loss expense / release
Total

net

credit

loss

releases

were

USD 148

million

in

2021,
compared with net credit loss expenses of USD 694 million in the prior

year,

reflecting

net

releases

of

USD 123

million

related

to
stage 1 and 2 positions

and net releases of

USD 25 million related
to credit-impaired (stage 3) positions.
Stage 1

and

2

net

credit

loss

releases

of

USD 123

million

in
2021 included a partial net

release of a post-model adjustment

of
USD 68

million,

due

to

the

continued

positive

trend

in
macroeconomic

scenario

input

data

during

the

year,

a

USD 45
million

net

release

from

a

number

of

model

and

methodology
changes,

a

residual

USD 10

million

net

release

from
remeasurements

within

the

loan

book,

and

derecognized
transactions, partially

offset by

expenses from

new transactions.
Stage 3 net

releases of USD 25

million were

recognized across a
number

of

defaulted

positions,

primarily

corporate
  lending
positions in Personal & Corporate Banking.
›
Refer to “Note 1 Summary of material accounting

policies,”
“Note 9 Financial assets at amortized cost

and other positions in
scope of expected credit loss measurement” and “Note

20
Expected credit loss measurement”

in the “Consolidated

financial
statements”

section of this report for more information about
IFRS 9 and expected credit losses
Audited |

Main sources of credit risk

–

Global

Wealth

Management
  predominant ly   conduct s
securities-based (Lombard) lending and mortgage lending.

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

tra
ding

and

securities

financing

are
mainly
investment

grade.

Loan

underwriting

activity

can

be

lower
rated and give rise to temporary concentrated exposure.
–

Credit

risk

within

Non-core

and

Legacy

Portfolio

relates

to
derivative transactions and securitized positions.
▲

Credit loss (expense) / release
USD million
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the year ended 31.12.21
Stages 1 and 2

28

62

0

34

0

123
Stage 3

1

24

(1)

0

0

25
Total credit loss (expense) / release

29

86

(1)

34

0

148
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

Audited |

Overview of measurement, monitoring and
management techniques
–

Credit risk

from transactions

with individual

counterparties is
based on our estimates of probability

of default (PD), exposure
at

default

(EAD)

and

loss

given

default

(LGD).

Limits

are
established for individual counterparties and groups of related counterparties covering banking and traded products,

and for
settlement amounts. Risk authorities are approved by the BoD
and

are

delegated

to

the

Group

CEO,

the

Group

CRO

and
divisional

CROs,

based

on

risk

exposure

amounts,

internal
credit rating and potential for losses.
–

Limits apply

not only

to the

current outstanding

amount but
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

sub-
portfolio

levels

for

sector

exposure,

country

risk

and

specific
product exposures.
▲

Credit risk profile of the Group
The exposures detailed

in this

section are based

on management’s
view

of

credit

risk,

which

differs

in

certain

respects

from

the
expected credit loss (ECL) measurement requirements of IFRS.
Internally,

we
put
credit

risk

exposures

into

two

broad
categories:

banking

products

and

traded

products.

Banking
products include
drawn

loans,

guarantees

and

loan
commitments,

amounts

due

from

banks
,   balances at   central
banks ,   and
other

financial

assets

at

amortized

cost
.

Traded
products

include

over-the-counter

(OTC)

derivatives,

exchange-
traded

derivatives

(ETDs)

and

securities

financing

transactions
( SFTs ) , consisting of
securities

borrowing

and

lending
, and
repurchase and reverse repurchase agreements.
Banking products
Breakdowns of banking products

exposures in the “Banking

and
traded

products

exposure

in

our

business

divisions

and

Group
Functions”

table

on

the

next

page

reflect

the

total

exposures
within

the

scope

of

ECL

requirements

and

are

gross

before
allowances and provisions for ECL and credit hedges. Guarantees
and

loan

commitments are

shown on

a notional

basis, without
applying credit conversion factors.
›
Refer to “Note 1 Summary of material accounting

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

measured at amortized
cost” in the “Consolidated financial

statements” section of this
report for more details

Banking and traded products exposure in our business divisions and Group Functions
31.12.21
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group
Functions Total
Banking products
1,2
Gross exposure 337,266 229,334 1,520 59,352 65,514 692,985
of which: loans and advances to customers (on-balance sheet) 228,598 152,847 0 13,720 3,445 398,611 of which: guarantees and loan commitments (off-balance sheet) 10,772 29,737 0 14,994 4,947 60,450
Traded products
2,3
Gross exposure 9,582 783 0 35,950 46,314
of which: over-the-counter derivatives 7,186 766 0 9,767 17,719 of which: securities financing transactions 0 0 0 18,566 18,566 of which: exchange-traded derivatives 2,396 17 0 7,617 10,030
Other credit lines, gross
4
12,947 24,174 0 3,629 28 40,778
Total credit-impaired exposure, gross (stage 3)
1
729 1,617 0 264 0 2,610
Total allowances and provisions for expected credit losses (stages 1 to 3) 264 709 0 188 4 1,165 of which: stage 1 89 126 0 64 4 282
of which: stage 2 41 146 0 34 0 220
of which: stage 3 (allowances and provisions for credit-impaired exposures)
135 438 0 90 0 662
31.12.20
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group
Functions Total
Banking products
1,2
Gross exposure 300,368 227,139 3,374 56,237 52,199 639,317
of which: loans and advances to customers (on-balance sheet) 208,324 153,975 1 13,964 4,324 380,589 of which: guarantees and loan commitments (off-balance sheet) 10,153 28,814 0 15,936 3,550 58,453
Traded products
2,3
Gross exposure 9,919 1,201 0 40,215 51,335
of which: over-the-counter derivatives 6,946 1,182 0 11,236 19,364 of which: securities financing transactions 0 0 0 21,753 21,753 of which: exchange-traded derivatives 2,973 19 0 7,227 10,218
Other credit lines, gross
4
12,201 24,950 0 2,952 31 40,134
Total credit-impaired exposure, gross (stage 3)
1
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

Global Wealth Management
Gross

banking

products

exposure

within

Global

Wealth
Management increased to USD 337 billion from USD 300 billion.

Our

Global

Wealth

Management

loan

portfolio

is

mainly
secured

by

securities

(Lombard

loans)

and

by

residential

real
estate. Most Lombard loans were of high quality, with

93% rated
as

investment

grade

based

on

our

internal

ratings,

and

are
typically short term in nature, with an average loan-to-value (LTV)
of 46%.

Moreover, Lombard

loans can

be canceled

immediately
if the collateral quality deteriorates and

margin calls are not met.
In 2021, the Lombard book, including traded products, increased approximately 10%,

while keeping

a stable

risk profile

with regard
to collateral concentrations

with no material

losses. The increase
was

mainly

driven

by

higher

loan

volumes

in

the

US

that

are
collateralized by highly liquid and

diversified securities. The share
of

non-standard Lombard

loans, for

example

with less

liquid or
concentrated

collateral,

was stable

at

approximately

4%

of

the
total Lombard book.
The mortgage book increased by approximately 8%, driven by
higher volumes of mortgage loans

in the US residential

real estate
portfolios (average LTV 51%).
Other

financings

and

non-standard

loans

represent
approximately 3%

of the

total banking

products exposures

and
are consolidated in a corporate and other portfolio

that increased
approximately

57%

in

2021,

mainly

driven

by

private

equity
subscription

facilities

in

the

US,

which

are

mostly

investment
grade rated.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
1
Global Wealth Management Personal & Corporate Banking
USD million 31.12.21 31.12.20 31.12.21 31.12.20
Secured by residential real estate 58,655 60,021 110,041 111,554
Secured by commercial / industrial real estate 3,338 3,273 18,878 19,623
Secured by cash 34,175 22,722 3,114 2,860
Secured by securities 115,901 104,652 2,214 2,003
Secured by guarantees and other collateral 14,138 15,605 7,435 6,942
Unsecured loans and advances to customers 2,391 2,051 11,166 10,994
Total loans and advances to customers, gross 228,598 208,324 152,847 153,975
Allowances (168) (190) (574) (676)
Total loans and advances to customers, net of allowances 228,431 208,134 152,273 153,299
1 Collateral arrangements generally incorporate

a range of collateral, including

cash, securities, real estate

and other collateral. UBS applies a

risk-based approach that generally prioritizes collateral

according to its
liquidity profile. In 2021, the collateral allocation was refined to reflect additional cash collateral and custody accounts

that are also available as security for

certain on-balance sheet lending. This resulted in an

increase
in loans secured by cash, with an offsetting reduction in loans secured by residential real estate and loans secured by securities.

Personal

& Corporate

Banking

Gross

banking

products

exposure

(excluding

exposure

re-
allocated

from

Group

Treasury)

within

Personal

&

Corporate
Banking

was

largely

unchanged

in

our

reporting

currency

at
USD   18 6   billion (CHF   170 billion) ,   compared with   USD   187
billion

(CHF 165

billion).

Net

banking

products

exposure

was
USD   186 billion   (CHF   16 9   billion) ,
compared

with

USD
  1 86
billion   (CHF   16 5   billion)
,

of

which

approximately
65
%

was
classified

as investment

grade,

unchanged

from

2020.

Around
50% of

the exposure

is categorized

in the

lowest

LGD bucket

,
i.e.,

0–25%,

similar

to

2020.

Personal

&

Corporate

Banking’s
gross

loan

portfolio

was

USD
  15 3   billion   (CHF   13 9   billion)
compared

with

USD 154

billion

(CHF 136

billion)

in 2020.

This
portfolio

is predominantly

denominated

in Swiss

francs and

the
increase in

Swiss franc term

s

was more than offset

by the effect
of the US dollar appreciating

.

As of 31 December

2021, 93% of
this

portfolio

was

secured

by

collateral,

mainly

residential

and
commercial

property.

Of

the

total

unsecured

amount,

83%
related

to cash

flow-based

lending

to corporate

counterparties
and

4%

related

to

lending

to public

authorities.

Based

on our
internal ratings,

50% of the unsecured

loan portfolio

was rated
as investment

grade, compared

with 45% in

2020.
The improved macroeconomic

environment for most

industries
along with

the supporting

measures of

the Swiss

Government and
Cantons, such as

COVID-19 loans, short-time

work compensation
and

subsidies,

as

well

as

our

careful

risk

management,

led

to
numerous credit loss releases during 2021.

Our

Swiss

corporate

banking

products

portfolio,

which

was
USD 36

billion

(CHF 33

billion)

compared

with

USD 35

billion
(CHF 31 billion)

in 2020,

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
corporate clients.
Our commodity trade finance portfolio focuses on energy and
base-metal trading

companies,

where the related

commodity price
risk

is

hedged

to

a

large

extent

by

the

commodity trader.

The
majority of

limits in

this business

are uncommitted, transactional
and

short-term

in

nature.

Our

portfolio

size

was

USD 8

billion
(CHF 7

billion)

as

of

31 December 2021,

compared with

USD 6
billion (CHF

5 billion) in

2020, with the

increase in

exposure mainly
driven by

the strong

appreciation

of commodity

prices in

2021.
Our exposure to

banks consists primarily

of contingent claims
and was USD 6 billion (CHF 5 billion), unchanged compared with
2020.
The

delinquency ratio

was 0.3%

for

the

corporate

portfolio,
compared with 0.4% at the end of 2020.

›

Refer to “Credit risk models” in this section

for more information
about loss given default, rating grades and

rating agency
mappings
Swiss mortgage loan portfolio
Our

Swiss

mortgage

loan

portfolio

secured

by

residential

and
commercial real estate in Switzerland

continues to be our largest
loan

portfolio.

These

mortgage

loans,

totaling

USD 167

billion
(CHF 152

billion),

mainly

originate

from

Personal

&

Corporate
Banking,

but

also

from

Global

Wealth

Management

Region
Switzerland. Of these mortgage

loans, USD 152 billion (CHF 138
billion)

related

to

residential

properties

that

the

borrower

was
either

occupying

or

renting

out,

with

full

recourse

to

the
borrower.

Of

this

USD 152

billion

(CHF 138

billion),

USD 110
billion

(CHF 100 billion)

is related

to properties

occupied by

the
borrower, with an average

LTV ratio of 52%,

compared with 54%
as of

31 December 2020.

The average

LTV

for newly

originated
loans for

this portfolio

was 64%,

compared with

67% in

2020.
The

remaining

USD
  4 2   bi
llion

(CHF

38

billion)

of

the

Swiss
residential

mortgage

loan

portfolio

related

to

properties

rented
out by

the borrower

and the

average LTV

of that

portfolio was
52%, compared with 53%

as of 31 December 2020.

The average
LTV

for

newly

originated

Swiss

residential

mortgage

loans

for
properties rented out by

the borrower was 55%, compared

with
56% in 2020.
As

illustrated

in

the

“Swiss

mortgages:

distribution

of

net
exposure at default (EAD) across exposure segments and loan-to-
value (LTV) buckets” table

on the following

page, more than

99%
of

the

aggregate

amount

of

Swiss

residential

mortgage

loans
would continue to be covered by the real estate

collateral even if
the value

assigned to

that collateral were

to decrease 20%,

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

the 71–
80% bucket.

Personal & Corporate Banking: distribution of banking products exposure across internal UBS ratings and loss given default (LGD) buckets
1
USD million, except where indicated 31.12.21 31.12.20
LGD buckets
Weighted
average
LGD (%)
Weighted
average
LGD (%) Internal UBS rating
2
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Investment grade 121,520 68,547 41,738 9,347 1,889 27 121,386 26
Sub-investment grade 63,141 24,301 25,306 11,646 1,888 34 63,266 33 of which: 6−9 57,955 22,540 23,195 10,513 1,706 34 58,141 33 of which: 10−13 5,185 1,760 2,110 1,133 181 36 5,125 35
Defaulted / Credit-impaired

1,617 32 1,332 252 0 42 1,997 41
Total exposure before deduction of allowances and provisions 186,278 92,880 68,376 21,245 3,777 29 186,648 29
Less: allowances and provisions (674) (795)
Net banking products exposure
1
185,604 185,853
1 Excluding balances at central banks and Group Treasury

reallocations.

2 The ratings of the major credit rating agencies,

and their mapping to our internal rating scale, are shown in the “Internal UBS rating scale
and mapping of external ratings” table in this section.

Personal & Corporate Banking: unsecured loans by industry sector
31.12.21 31.12.20
USD million % USD million %
Construction 166 1.5 157 1.4
Financial institutions 2,786 25.0 2,553 23.2
Hotels and restaurants 119 1.1 133 1.2
Manufacturing 1,555 13.9 1,572 14.3
Private households 1,488 13.3 1,648 15.0
Public authorities 419 3.8 472 4.3
Real estate and rentals 574 5.1 498 4.5
Retail and wholesale 1,971 17.7 1,756 16.0
Services 1,908 17.1 1,896 17.3
Other 180 1.6 309 2.8
Exposure, gross 11,166 100.0 10,994 100.0

Swiss mortgages: distribution of net exposure at default (EAD) across exposure segments and loan-to-value (LTV)
buckets
USD billion, except where indicated 31.12.21 31.12.20
LTV buckets
Exposure segment ≤30% 31–50% 51–60% 61–70% 71–80% 81–100% >100% Total Total
Residential mortgages
Net EAD 89.0 38.6 10.2 4.6 1.2 0.2 0.1 143.9 143.9
as a % of row total 62 27 7 3 1 0 0
Income-producing real estate
Net EAD 14.5 5.7 1.3 0.5 0.2 0.0 0.0 22.2 22.8
as a % of row total 65 25 6 2 1 0 0
Corporates
Net EAD 7.1 2.6 0.7 0.4 0.2 0.1 0.0 10.9 10.8
as a % of row total 65 23 6 3 1 1 0
Other segments
Net EAD 0.6 0.2 0.0 0.0 0.0 0.0 0.0 0.9 0.8
as a % of row total 68 20 5 3 2 2 0
Mortgage-covered exposure
Net EAD 111.2 47.0 12.2 5.5 1.5 0.3 0.1 177.9 178.3
as a % of total 63 26 7 3 1 0 0
Mortgage-covered exposure 31.12.20
Net EAD 108.8 47.3 13.0 6.4 2.0 0.5 0.2 178.3
as a % of total 61 27 7 4 1 0 0 100

Asset Management
Gross banking products exposure within Asset Management was
USD 1.5 billion as of 31

December 2021, compared with USD

3.4
billion

as

of

31 December

2020.

The

reduction

was

driven

by
lower allocated balances at central banks.

Investment Bank
The

Investment

Bank’s

lending

activities

are

largely

associated
with corporate

and non-bank

financial institutions.

The business
is broadly

diversified across industry

sectors, but concentrated

in
North America.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

The

gross

banking

products

exposure

including

balances

at
central banks and

Group Treasury

reallocations was USD 59

billion
as

of

31 December

2021,

compared

with

USD 56

billion

as

of
31 December 2020.

Gross banking

products exposure

excluding
balances

at

central

banks

and

Group

Treasury

reallocations
decreased to USD 35 billion from

USD 37 billion, mostly driven by
decreases in irrevocable loan commitments.

Based on our internal
ratings,

53%

of
this gro
ss

banking
products
exposure

was
classified

as

investment

grade.

The

vast

majority

of

the

gross
banking products exposure had an estimated LGD below 50%.

Our

loan

underwriting

business’s

overall

ability

to

distribute
risk

remained

sound.
Total mandated t
emporary

loan
underwriting exposure ended 2021 at USD 6.6

billion, compared
with USD   4. 9
billion

at

the

end

of
  the prior year .   Loan
underwriting exposures are classified as held for trading,

with fair
values reflecting market conditions at the end of 2021.
›

Refer to “Credit risk models” in this section

for more information
about LGD, rating grades and rating

agency mappings

Investment Bank: distribution of banking products exposure across internal UBS ratings and loss given default (LGD)
buckets
1
USD million, except where indicated 31.12.21 31.12.20
LGD buckets
Weighted
average
LGD (%)
Weighted
average
LGD (%) Internal UBS rating
2
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Investment grade 18,302 6,486 7,673 3,069 1,073 36 19,303 36
Sub-investment grade 16,250 5,022 6,111 5,020 97 20 16,785 17 of which: 6−9 10,467 3,269 2,163 4,938 97 14 12,030 11
of which: 10−13 5,783 1,753 3,948 82 0 31 4,756 30
Defaulted / Credit-impaired 264 58 196 9 0 33 450 53
Banking products exposure
1
34,815 11,566 13,981 8,098 1,170 28 36,538 27
1 Excluding balances at central banks and Group Treasury

reallocations.

2 The ratings of the major credit rating agencies,

and their mapping to our internal rating scale, are shown in the “Internal

UBS rating scale
and mapping of external ratings” table in this section.

Investment Bank: banking products exposure by geographical region
1
31.12.21 31.12.20
USD million % USD million %
Asia Pacific 5,154 14.8 7,216 19.7
Latin America 1,327 3.8 1,584 4.3
Middle East and Africa 212 0.6 428 1.2
North America 16,282 46.8 15,462 42.3
Switzerland 453 1.3 720 2.0
Rest of Europe 11,387 32.7 11,129 30.5
Exposure
1
34,815 100.0 36,538 100.0
1 Excluding balances at central banks and Group Treasury reallocations.

Investment Bank: banking products exposure by industry sector
1
31.12.21 31.12.20
USD million % USD million %
Banks 4,908 14.1 5,846 16.0
Chemicals 645 1.9 876 2.4
Electricity, gas, water supply 359 1.0 448 1.2
Financial institutions, excluding banks 13,353 38.4 14,570 39.9
Manufacturing 1,692 4.9 1,681 4.6
Mining 1,024 2.9 1,558 4.3
Public authorities 619 1.8 1,273 3.5
Real estate and construction 1,581 4.5 1,421 3.9
Retail and wholesale 2,793 8.0 2,041 5.6
Technology and communications 3,736 10.7 3,443 9.4
Transport and storage 414 1.2 445 1.2
Other 3,691 10.6 2,937 8.0
Exposure
1
34,815 100.0 36,538 100.0
1 Excluding balances at central banks and

Group Treasury reallocations.

Clearing houses are now classified under Financial institutions,

excluding banks (31 December 2021: USD 1,196

million; 31 December 2020:
USD 1,440 million).

Group Functions
Gross banking products exposure

within Group Functions, which
arises primarily in connection with treasury activities,

increased by
USD 13 billion

to USD 66

billion from

balances at

central banks.
The

cash

inflow

was

generated

mainly

from

lower

funding
consumption

by

the

Investment

Bank,

shifts

within

the

high-
quality liquid asset (HQLA) portfolio from securities

into cash, and
net

new

issuances

of

long-term

debt

issued

measured

at
amortized cost.
›
Refer to “Balance sheet assets” in the “Capital,

liquidity and
funding, and balance sheet” section of

this report for more
information
›

Refer to the “Group Functions”

section of this report for

more information
Traded products
Audited

|

Counterparty

credit

risk
  (CCR)
arising

from

traded
products, which include OTC

derivatives, ETD exposures

and SFTs,
originating
in

the

Investm
ent

Bank
, Non - core
and

Legacy
Portfolio,

and Group

Treasury

,

is generally

managed on

a close-
out

basis.

This

takes

into

account

possible

effects

of

market
movements

on

the

exposure

and

any

associated

collateral

over
the time

it would

take to

close out

our positions. In

the Investment
Bank,

limits

are

applied

to

the

potential

future

exposure

per
counterparty,

with

the

size

of

the
  limit
dependent

on
  the
counterparty’s creditworthiness

(as determined

by Risk

Control).
Limit

frameworks

are

also

used

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
time.
▲

In the tables on the following page, OTC

derivatives exposures
are generally

presented as

net positive

replacement values

after
the application of legally enforceable netting agreements and the
deduction of cash

and marketable securities

held as collateral.

SFT
exposures

are

reported

taking

into

account

collateral

received,
and ETD exposures take into account collateral margin calls.
The

“Banking

and

traded

products exposure

in

our

business
divisions

and

Group

Functions”

table

in

this

section

provides
information on the split by divisions and products, and the tables on the next page provide information about the OTC

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
USD million OTC derivatives SFTs ETDs Total Total
31.12.21 31.12.20
Total exposure, before deduction of credit valuation adjustments and hedges 9,767 18,566 7,617 35,950 40,215
Less: credit valuation adjustments and allowances (34) 0 0 (34) (54)
Less: credit protection bought (credit default swaps, notional) (119) 0 0 (119) (126)
Net exposure after credit valuation adjustments, allowances and hedges 9,615 18,566 7,617 35,797 40,035

Investment Bank, Non-core and Legacy Portfolio and Group Treasury:

distribution of net OTC derivatives and SFT
exposure across internal UBS ratings and loss given default (LGD) buckets
USD million, except where indicated 31.12.21 31.12.20
LGD buckets
Weighted
average
LGD (%)
Weighted
average
LGD (%)
Internal UBS rating
1
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Net OTC derivatives exposure
Investment grade 9,297 272 7,770 704 552 47 10,436 49
Sub-investment grade 317 44 54 131 88 59 620 55
of which: 6−9 249 25 53 90 81 62 487 55
of which: 10−12 46 0 1 39 7 64 114 62
of which: 13 and defaulted 22 19 0 3 0 14 19 12
Total net OTC derivatives exposure, after credit valuation adjustments and hedges 9,615 317 7,824 835 639 48 11,056 49
Net SFT exposure
Investment grade 17,937 159 15,655 1,812 310 40 21,155 40
Sub-investment grade 629 0 296 50 283 69 598 59
Total net SFT exposure 18,566 159 15,951 1,862 593 41 21,753 40
1 The ratings of the major credit rating agencies, and

their mapping to our internal rating scale, are shown in the “Internal UBS rating scale and mapping of external ratings” table in this section.

Investment Bank, Non-core and Legacy Portfolio and Group Treasury:

net OTC derivatives and SFT exposure
by geographical region
Net OTC derivatives exposure Net SFT exposure
31.12.21 31.12.20 31.12.21 31.12.20
USD million % USD million % USD million % USD million %
Asia Pacific 1,586 16.5 2,139 19.3 5,380 29.0 5,123 23.6
Latin America 111 1.2 162 1.5 20 0.1 18 0.1
Middle East and Africa 112 1.2 263 2.4 360 1.9 939 4.3
North America 1,830 19.0 2,539 23.0 4,473 24.1 4,778 22.0
Switzerland 688 7.2 667 6.0 559 3.0 1,329 6.1
Rest of Europe 5,288 55.0 5,286 47.8 7,774 41.9 9,566 44.0
Exposure 9,615 100.0 11,056 100.0 18,566 100.0 21,753 100.0

Investment Bank, Non-core and Legacy Portfolio and Group Treasury:

net OTC derivatives and SFT exposure
by industry sector
Net OTC derivatives exposure Net SFT exposure
31.12.21 31.12.20 31.12.21 31.12.20
USD million % USD million % USD million % USD million %
Banks
1
986 10.3 1,877 17.0 1,654 8.9 1,653 7.6
Chemicals 14 0.1 10 0.1 0 0.0 0 0.0
Electricity, gas, water supply 103 1.1 127 1.2 0 0.0 0 0.0
Financial institutions, excluding banks
1
7,174 74.6 6,742 61.0 15,866 85.5 18,049 83.0
Manufacturing 50 0.5 68 0.6 0 0.0 0 0.0
Mining 51 0.5 12 0.1 0 0.0 0 0.0
Public authorities 810 8.4 1,339 12.1 926 5.0 2,050 9.4
Retail and wholesale 22 0.2 44 0.4 0 0.0 0 0.0
Transport, storage and communication 255 2.6 481 4.3 0 0.0 0 0.0
Other 150 1.6 356 3.2 120 0.6 1 0.0
Exposure 9,615 100.0 11,056 100.0 18,566 100.0 21,753 100.0
1 Clearing houses have been reclassified from Banks to Financial institutions, excluding banks.

Prior-period numbers have been restated accordingly

Credit risk mitigation
Audited |

We actively manage credit

risk in our portfolios by

taking
collateral against exposures and by utilizing credit hedging.
▲

Lending secured by real estate
Audited |

We use

a scoring

model as

part of

a standardized

front-
to-back process

for credit

decisions on

originating or

modifying
Swiss mortgage

loans. The

model’s two

key factors

are

the LTV
ratio and an affordability calculation relative to gross income.
▲

The

calculation

of

affordability

takes

into

account

interest
payments,

minimum

amortization

requirements,

potential
property maintenance costs and, for

rental properties, the level of
rental income. Interest

payments are estimated

using a predefined
framework, which

considers the

potential for

significant interest
rates increases over the

lifetime of the

loan. The interest

rate is set
at 5% per annum in the context of the current environment.
For

residential

properties

occupied

by

the

borrower,

the
maximum LTV for the

standard approval process is

80% and 60%
for holiday homes and luxury

real estate. For other properties,

the
maximum

LTV

allowed

within

the

standard

approval

process
ranges from 30% to 80%, depending on

the type and age of the
property, and the amount of renovation work needed.

Audited |

The value

we assign

to each

property is

based on

the
lowest

value

determined

from
model - derived
valuations,

the
purchase

price,

an asset

value for

income-producing

real estate
(IPRE),

and,

in

some

cases,

an

additional

external

valuation

for
owner-occupied residential properties (ORPs).
▲

Two separate

models

provided

by

a

market-leading

external
vendor are used to

derive property valuations for

ORPs and IPRE.
We estimate the

current value of

an ORP using

a regression model
(a hedonic model) based on statistical comparison

against current
transaction

data.

We

derive

the

value

of

a

property

from

the
characteristics

of

the

real

estate

itself,

as

well

as

those

of

its
location.

In addition

to the

initial valuation,

values for

ORPs are
updated

quarterly

over

the

lifetime

of

the

loan

using

region-
specific real

estate price

indices. The

price indices

are sourced

from
an

external

vendor

and

subject

to

internal

validation

and
benchmarking.

We

use

these

valuations

quarterly

to

compute
indexed LTV

for all

ORPs. A

portfolio-specific monitoring

system
considers these

along with

other risk

measures (e.g.,

rating and
behavioral information)

to identify

higher-risk loans and

triggers
an assessment

and reappraisal

by client

advisors and

credit officers
as needed.
For IPRE, the capitalization rate

model is used to determine

the
property

valuation

by

discounting

estimated

sustainable

future
income

using

a

capitalization

rate

based

on

various

attributes.
These

attribu
tes

consider

regional
and
specific

property
characteristics,

such

as

market

and

location

data

(e.g.,

vacancy
rates),

benchmarks

(e.g.,

for

running

costs)

and

certain

other
standardized input

parameters (e.g.,

property condition).

Updated
information regarding rental income from

IPRE is requested from
the

client

at

least

once

every

three

years.

Our

portfolio-specific
monitoring system alerts

us to changes

in rental income

and other
risk

measures

(e.g.,

LTV,

rating,

behavioral

information),

and
triggers

an

assessment

and

reappraisal

by

client

advisors

and
credit officers as needed.
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
45
% to
80
%. In

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

and procedures

framework, set

up to

govern real
estate

lending

activities.

Quality

assurance

and

quality

control
programs monitor

compliance with

mortgage underwriting

and
documentation requirements.

For

our

mortgage

loan

portfolio

in

the

Global

Wealth
Management regions of

EMEA and Asia

Pacific, we apply

global
underwriting

guidelines

with

regional

variations

to

allow

for
regulatory

and

market

differentials.

As

in

other

regions,

the
underwriting

guidelines

take

into

account

affordability

and
collateral sufficiency. Affordability is

assessed at a stressed

interest
rate using,

for residential

real estate,

the borrowers’

sustainable
income and declared liabilities,

and for commercial real estate the
quality and sustainability of rental

income. For interest-only loans,
a declared

and evidenced

repayment strategy

must be

in place.
The applicable LTV for each mortgage is based on the quality and liquidity

of

the

property

and

assessed

against

valuations

from
bank-appointed

third-party

valuers.

Maximum

LTV

varies

from
30
% to
70
%, depending

on the

type and

location of

the property,
as

well

as

other

factors.

Collateral

sufficiency

is

often

further
supported by personal guarantees from the borrower. The overall portfolio is centrally assessed against a

number of stress scenarios
to ensure that exposures

remain within predefined stress

limits.
▲

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

collateral
’
s

market

value.
  H
aircuts

for

ma
rketable
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

close-
out levels are adjusted accordingly.
▲

Exposures and

collateral values

are

monitored daily,

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

credit-
index CDSs, bespoke protection and other instruments to

actively
manage

credit

risk

in

the

Investment

Bank

and

Non-core

and
Legacy Portfolio. The

aim is to reduce

concentrations of risk from
specific

counterparties,

sectors

or

portfolios

and,

for

CCR,

the
profit

or

loss
effect
arising

from

changes

in

credit

valuation
adjustments (CVAs).
We have

strict guidelines

with regard

to taking

credit hedges
into

account

for

credit

risk

mitigation

purposes.

For

example,
when

monitoring

exposures

against

counterparty

limits,

we

do
not

usually
apply

certain

credit

risk
mitigants ,
such

as

proxy
hedges (credit

protection on

a correlated

but different

name) or
credit - index CDSs ,
to

reduce

counterparty

exposures
.

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
▲

›
Refer to “Note 10 Derivative instruments”

in the “Consolidated
financial statements”

section of this report for more information
Mitigation of settlement risk
To mitigate

settlement risk, we reduce actual settlement volumes
by us ing   multi - lateral
and

bilateral

agreements

with
counterparties, including payment netting.
Foreign exchange transactions are

our most significant source
of

settlement

risk.

We

are

a

member

of

Continuous

Linked
Settlement

(CLS), an

industry utility

that provides

a multi-lateral
framework

to

settle

transactions

on

a

delivery-versus-payment
basis,

th
us
reducing

foreign

exchange
-
related

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

ratings-
based

(A-IRB)

approach of

the Basel III

framework.

We also

use
models

to

derive

the

portfolio credit

risk

measures

of

expected
loss, statistical loss and stress loss.
▲

The “Key features of our main credit risk

models” table on the
next page shows the number

and key features of the models

we
use to derive PD, LGD and

EAD for our main portfolios and asset
classes,

and is

followed

by

more detailed

explanations

of

these
models and parameters.

›
Refer to the 31 December 2021 Pillar 3

Report,

available under
“Pillar 3 disclosures” at ubs.com/investors ,   for more information
about the regulatory capital calculation

under the advanced
internal ratings-based approach

Key features of our main credit risk models
Portfolio in scope Asset class
Model
approach
Number of
main models Main drivers
Number of
years of loss
data
1
Probability of
default Sovereigns and central banks
Central governments and
central banks Scorecard 1 Political, institutional and economic indicators >10
Owner-occupied mortgages in
Switzerland and the US
Retail: residential
mortgages Scorecard 2
Behavioral data, affordability relative to income,
property type, loan-to-value. Separate models for
mortgages in Switzerland and the US 27
Income-producing real estate
mortgages
Retail: residential
mortgages,

Corporates: specialized
lending Scorecard 1
Loan-to-value, debt service coverage, financial data
(for large corporates only), behavioral data. Weights
of risk drivers differ between corporate and private
clients 27
Lombard lending
Retail: other

Merton type 1
Loan-to-value, historical asset returns, behavioral
data 15
Small and medium-sized
enterprises Corporates: other lending Scorecard 1
Financial data including balance sheet ratios and
profit and loss, behavioral data. Weights of risk
drivers differ depending on the corporate client sub-
segment 27
Credit cards in Switzerland
Retail: qualifying
revolving retail and other
retail,
Corporates: other lending Scorecard 1
Client type and characteristics (revolver, transactor,
new client, dormant client), and behavioral data 14
Banks
Banks and securities
dealers Scorecard 4
Financial data including balance sheet ratios and
profit and loss. Separate models for banks –
developed markets, banks – emerging markets,

broker-dealers and investment banks, and private
banks 14
Commodity traders
Corporates: specialized
lending Scorecard 1
Financial data including balance sheet ratios and
profit and loss, as well as non-financial criteria 23
Aircraft financing Corporates: other lending Scorecard 1
Loan-to-value, AuM, strength of legal framework of
source of wealth, and behavioral factors 15
Large corporates Corporates: other lending
Scorecard /
market data 3
Financial data including balance sheet ratios and
profit and loss, and market data. Separate rating
tools for corporates with publicly traded and highly
liquid stocks (market intelligence tool), private
corporates, and leveraged corporates 14
Other portfolios
Corporates: other
lending,
Public-sector entities and
multi-lateral development
banks
Scorecard /
pooled rating
approach /
rating
template 9
Financial data and/or historical portfolio performance
for pooled ratings. Separate models for hedge funds,
managed funds, insurance companies, commercial
real estate loans, debt REITs, mortgage originators,
public-sector entities and multi-lateral development
banks / supranationals 14
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
Lombard lending Retail: other
Statistical
model,
simulation 1 Historical observed loss rates 13
Small and medium-sized
enterprises Corporates: other lending
Statistical
model 2
Separate models for mortgage and non-mortgage
LGDs. Mortgage models: loan-to-value, time since
last valuation, property type, location indicator. Non-
mortgage models: historical observed loss rates 11–17
Investment Bank – all
counterparties Across the asset classes
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
1 For sovereign and Investment Bank PD models, the length of internal portfolio history is shown in “Number of years of loss data.”

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Audited |
Internal UBS rating scale and mapping of external ratings
Internal UBS rating 1-year PD range in % Description
Moody’s Investors
Service mapping S&P mapping Fitch mapping
0 and 1 0.00–0.02 Investment grade Aaa AAA AAA
2 0.02–0.05 Aa1 to Aa3 AA+ to AA– AA+ to AA–
3 0.05–0.12 A1 to A3 A+ to A– A+ to A–
4 0.12–0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
5 0.25–0.50 Baa3 BBB– BBB–
6 0.50–0.80
Sub-investment grade
Ba1 BB+ BB+
7 0.80–1.30 Ba2 BB BB
8 1.30–2.10 Ba3 BB– BB–
9 2.10–3.50 B1 B+ B+
10 3.50–6.00 B2 B B
11 6.00–10.00 B3 B– B–
12 10.00–17.00 Caa1 to Caa3
13 >17 Ca to C CCC to C CCC to C
Counterparty is in default

Default Defaulted D D
▲

Probability of default
PD

estimates

the

likelihood of

a

counterparty defaulting

on

its
contractual obligations over

the next

12

months. PD

ratings are
used for

credit risk measurement and

are an

important input for
determining

credit risk

approval authorities.

For calculating

RWA, a
three-basis-point

PD floor is

applied to banks,

corporates

and retail
exposures,

as required under the Basel

III framework.

We apply an
eight-basis-point

PD floor

for Swiss

owner-occupied

mortgages

and
a four-basis-point

PD floor for

Lombard loans.
PD

is

assessed

using

rating

tools

tailored

to

the

various
categories

of

counterparties.

Statistically

developed

scorecards,
based on key attributes

of the obligor, are

used to determine PD
for many

corporate clients

and loans

secured by

real estate.

Where
available, market data may also

be used to derive the

PD for large
corporate counterparties. For low-default portfolios, we take into account available relevant external default data when developing rating tools. For

Lombard loans,

our rating approach

uses Merton-
type historical

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

and S&P, the

mapping is based on

the long-
term average of one-year default

rates available from these rating
agencies, with Fitch ratings

being mapped to the equivalent

S&P
ratings. For each

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
agencies’ ratings and

adjust their mapping to

our masterscale as
needed to reflect any material changes.
Exposure at default
EAD is

the amount

we expect

to be

owed by

a counterparty

at
the time

of possible

default. We

derive EAD

from current exposure
to the counterparty and possible future exposure development.
The EAD of

an on-balance

sheet loan

is its

notional amount.

For
off -
balance

sheet
co mmitments
that

are

not

drawn,

credit
conversion factors (CCFs) are used in order to obtain an expected on -
balance

sheet

amount.

Such

CCFs

are

based

on

historical
observations .
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

ratios are
typically

a

key

parameter

in

determining

LGD.

For

low-default
portfolios, where available,

we take into

account relevant external
default data in

the rating tool

development. In RWA

calculation,
a regulatory

LGD floor

of 10%

is applied

for exposures

secured
by residential properties. Additionally,

we apply a 25% LGD floor
for Lombard loans in Global Wealth Management outside Region
Americas

and

a

20%

LGD

floor

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

credit loss (ECL) concept

has a number of

key
differences from our standard

credit risk models, both in the loss
estimation

process

and

the

r
esult

thereof.
Most

notably,
regulatory

Basel
  III
EL

parameters

are

through
- the -
cycle

/
downturn

estimates,

which

might

include

a

margin

of
conservatism, while

IFRS 9 ECL parameters

are typically

point-in-
time, reflecting

current economic conditions

and future outlook.
The

table

on

the

next

page

summarizes

the

main

differences.
Stage 1

and

2

ECL

releases

in

2021

were

USD 123

million

and
respective

allowances

and

provisions

as

of

31 December

2021
were

USD
  50 3   mi llion .
This

includes

ECL

allowances

and
provisions

of

USD
  436
million

related

to

positions

under

the
Basel III advanced internal ratings-based approach. Basel III EL for
non-defaulted positions increased

by USD 34 million to

USD 919
million.
›
Refer to “Note 1 Summary of material accounting

policies” in the
“Consolidated financial statements” section

of this report for
more information about our accounting policy

for allowances
and provisions for ECL including key definitions

relevant for the
ECL calculation under IFRS 9
Expected credit loss

ECL are defined as the difference between contractual cash

flows
and

those

UBS

expects

to

receive,

discounted

at

the

effective
interest rate (EIR). For

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

non-
linearity between changes

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
The IFRS 9 ECL calculation mainly applies to financial

assets
measured at amortized cost and debt instruments

measured at fair
value through OCI, as well as loan commitments

and financial
guarantees not at fair value through profit or loss.
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

EAD is
modeled. EAD is expected to remain constant over

a 12-
month period. For loan commitments, a credit

conversion
factor is applied to model expected future drawdowns

over
the 12-month period, irrespective of the actual maturity

of a
particular transaction. The credit conversion factor includes downturn adjustments.
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
n / a
Multiple forward-looking scenarios have to be taken

into account
to determine a probability-weighted ECL.

Further key aspects of credit risk models

Stress loss
We complement our statistical modeling approach with scenario-
based

stress

loss

measures.

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

CCR

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
For

LGD,

backtesting

statistically

tests

whether

the

mean
difference between the observed

and predicted LGD is

zero. If the
test fails,

there is

evidence that

our predicted

LGD is

too low.

In
such cases, and where these differences

are outside expectations,
models are recalibrated.

Main credit risk models backtesting by regulatory asset class
Length of time series
used for the calibration
(in years)
Actual rates in %
Estimated average rates
at the start of
2021 in %
Average of last
5 years
1
Min. of last
5 years
2
Max. of last
5 years
2
Probability of default
3
Central governments and central banks >10
4
0.00 0.00 0.00 0.22
Banks and securities dealers >10 0.13 0.00 0.53 0.69
Public-sector entities, multi-lateral development banks >10 0.04 0.00 0.21 0.21
Corporates: specialized lending >10 0.36 0.14 0.60 1.24
Corporates: other lending >10 0.27 0.20 0.33 0.46
Retail: residential mortgages >20 0.22 0.16 0.28 0.54
Retail: other >10 0.02 0.00 0.10 0.25
Loss given default

Central governments and central banks >10 42.49
Banks and securities dealers >10 48.69
Public-sector entities, multi-lateral development banks >10 24.55
Corporates: specialized lending >10 0.19 0.00 0.92 22.77
Corporates: other lending >10 18.12 0.46 27.00 38.28
Retail: residential mortgages >20 0.58 0.00 0.92 21.34
Retail: other

>10 1.77 0.00 17.90 26.64
Credit conversion factors
Corporates >10 21.06 6.93 37.91 38.72
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

The “Main

credit risk

models backtesting

by regulatory

asset
class”

table

on

the

previous

page

compares

the

current

model
calibration for PD,

LGD and CCFs

with historical observed

values
over the last five years.

Changes to models and model parameters during the period
As

part

of

our

continuous

efforts

to

enhance

models

to

reflect
market

developm
ents

and

newly

available

data
,   w e   updat ed
several models in 2021.
In Personal & Corporate Banking, we introduced a new model
for credit card exposures, new rating models for the

public-sector
entities portfolio and a

new LGD and

CCF model for

the industrial
goods leasing portfolio.
In Global Wealth

Management, a new

model was introduced
for the aircraft financing portfolio.

F
or

the

income
-
producing

real

estate

mortgages
,   w e
recalibrated the

risk parameters

and for mortgages

in Switzerland,
we updated the LGD model.
In

the

Investment

Bank,

a

new

LGD

model

for

leveraged
finance

was

introduced

and

the

multi-nationals

and

financials
LGD was recalibrated.
In

Group

Functions,

we

extended

the

use

of

internal

Group
models to the

sovereign portfolio of

the Group Liquidity

Reserve
(GLR). Additionally, further

exposures in GLR (e.g.,

covered bonds)
have been moved to the standardized approach.
For CCR models, we recalibrated

the market parameters in the
SFT model. The

transition from LIBOR

required a number

of model
changes

for

CCR

models,

for

traded

products

to

be

able

to
consume the new alternative reference rate curves.
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

on Banking Supervision
(the BCBS) announced the finalization of the Basel III

framework,
with an

implementation date

of 1 January

2023. We

expect the
Swiss

regulations

to

come

into

force

in

2024.

The

updated
framework makes

a number

of revisions

to the

internal ratings-
based (IRB) approaches, namely:

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
dialogue

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

chart on the

next page shows

how
we

categorize

banking

products

and
securities

financing
transactions as

non-performing, defaulted

/ credit

-impaired

and
purchased or originated credit-impaired.
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

credit
-
impaired

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
past due amounts have

been rectified, additional payments

have
been

made

on

time,

the

position

is

not

classified

as

credit-
restructured, and

there is

general evidence

of credit

recovery. A
three-month probation period is applied before

a transfer back to
stages 1 or 2

can be triggered.

However, most instruments

remain
in stage 3 for a longer

period. As of 31 December 2021,

we had
no instruments classified as POCI on our books.
▲

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
is

generally

classified

as

defaulted.

Forbearance

classification
remains

until

the

loan

is

repaid

or

written

off,

non-preferential
conditions are granted that

supersede the preferential conditions,
or the counterparty has recovered and the preferential conditions no longer exceed our risk tolerance.
Contractual

adjustments

when

there

is

no

evidence

of
imminent

payment

default,

or

where

changes

to

terms

and
conditions are within our usual risk

tolerance, are not considered
to be forborne.
▲

Loss history statistics
An instrument

is classified

as credit-impaired

if the

counterparty
has

defaulted.

This

also

includes

credit-impaired

exposures

for
which no

loss has

occurred or

for which

no allowance

has been
recognized

(for example

because we

expect to

fully recover

the
exposures via collateral held).

The

“Loss

history

statistics”

table

below

provides

a

five-year
history of credit

loss experience for

loans and advances

to banks
and customers, and ratios of those credit losses relative to credit-
impaired and

non-performing loans

and advances

to banks

and
customers.

For

2017,

the

amounts

are

based

on

IAS 37

and
IAS 39; for 2018 and onward, the amounts are based on IFRS 9.
›

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

measured at amortized
cost” in the “Consolidated financial

statements” section of this
report for more details

Loss history statistics
USD million, except where indicated
31.12.21
IFRS 9
31.12.20
IFRS 9
31.12.19
IFRS 9
31.12.18
IFRS 9
31.12.17
IAS 37, IAS 39
Loans and advances to banks and customers (gross) 414,099 396,049 340,003 338,000 342,604
Credit-impaired loans and advances to banks and customers 2,150 2,945 2,309 2,300 1,104
Non-performing loans and advances to banks and customers 2,387 3,176 2,466 2,419 2,149
ECL allowances and provisions for credit losses
1,2
1,165 1,468 1,029 1,054 712
of which: allowances for loans and advances to banks and customers
1
857 1,076 770 780 678
Write-offs 137 356 142 210 101
of which: write-offs for loans and advances to banks and customers 118 348 122 192 101
Credit loss (expense) / release
3
148 (694) (78) (118) (131)
Ratios
Credit-impaired loans and advances to banks and customers as a percentage of loans and advances to banks
and customers (gross) 0.5 0.7 0.7 0.7 0.3
Non-performing loans and advances to banks and customers as

a percentage of loans and advances to banks
and customers (gross) 0.6 0.8 0.7 0.7 0.6
ECL allowances for loans and advances to banks and customers as a percentage of loans and advances to
banks and customers (gross)
0.2 0.3 0.2 0.2 0.2
Write-offs as a percentage of average loans and advances to banks and customers (gross) outstanding during
the period 0.0 0.1 0.0 0.1 0.0
1 Includes collective loan loss

allowances for 31 December

2017. Until 31 December

2017 did not include allowances

for other receivables (USD

19 million).

2 Includes provisions for ECL

of guarantees and loan
commitments and allowances

for securities

financing transactions.

3 Includes credit

loss (expense) /

release for other

financial assets at

amortized cost,

guarantees, loan

commitments, and

securities financing
transactions.

Market risk
Key developments
Market

risk remained

at low

levels as

a

result

of

our continued
focus on managing

tail risks. Average

management value-at-risk
(VaR)

(1-day, 95%

confidence level) decreased to USD 11

million
from USD 13 million in 2020, mainly as a result of

the Investment
Bank’s

equities

trading

business.

The

number

of

negative
backtesting

exceptions

within

a

250-business-day

window
increased to

4 from

3 by

the end

of 2021.

As these

backtesting
exceptions

remained

below

5,

the

FINMA

VaR

multiplier

for
market risk RWA remained unchanged

at 3.0 as of 31 December
2021.
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

connect
ed   with
personal

banking

and

lending

in

our

wealth

management
business, our Swiss

personal and corporate

banking business,
the Investment Bank’s lending business,

and treasury activities.
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

non-
trading market risks. Non-trading

market risks not included

in
VaR

are

also

covered

in

the

risks

controlled

by

Market

&
Treasury Risk Control, as set out below.
–

Our

primary

portfolio

measures

of

market

risk

are

liquidity-
adjusted

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

set
ting
the

appetite

for

treasury
-
related

risk
-
taking

activities

across

the

Group.

A

key

element

of

the
framework is

an overarching

economic value sensitivity

limit, set
by the

BoD. Th

is limit

is linked

to

the

level

of Basel III

common
equity

tier 1

(CET1)

capital,

and takes

into account

risks arising
from interest rates,

foreign exchange and

credit spreads. Also,

the
sensitivity

of

net

interest

income

to

changes

in

interest

rates

is
monitored against targets set by the Group CEO, so as

to analyze
the outlook and volatility

of net interest income

based on market-
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
▲

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

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Market risk stress loss
We measure and

manage market risks through

a comprehensive
framework of non

-statistical measures and

related limits,

as well
as VaR. This

includes an extensive set of

stress tests and scenario
analyses,

continuously

evaluated

to

ensure

that

losses

resulting
from

an

extreme

yet

plausible

event

do

not

exceed

our

risk
appetite.
Liquidity-adjusted stress
LAS is our

primary stress loss

measure for Group-wide

market risk.
The LAS framework captures

the economic losses that could arise
under specified stress scenarios. This is partially done

by replacing
the standard 1-day and

10-day holding period assumptions used
for

management

and

regulatory

VaR

with

liquidity-adjusted
holding

periods,

as

explained

below.

Shocks

are

applied

to
positions based

on expected

market movements

in the

liquidity-
adjusted holding periods resulting from the specified scenario.
The holding

periods used

for LAS are

calibrated to reflect

the
time needed to

reduce or

hedge the

risk of

positions in

each major
risk

factor

in

a

stressed

environment,

assuming

maximum
utilization

of

the

relevant

position

limits.

We

apply

minimum
holding

periods,

regardless

of

observed

liquidity

levels,
as
identification

of

and

reaction

to

a

crisis

may

not

always

be
immediate.
The expected

market movements

are

derived using

historical
market

behavior
(
based

on

analysis

of

historical

events
)   and
forward -
looking

analysis

includ
ing
consideration

of

defined
scenarios that have not occurred in the past.
LAS -
based

limits

appl
y   at several
levels:

Group,

business
division,

Group

Treasury

and

Non-core

and

Legacy

Portfolio;
business area; and

sub-portfolio. LAS is also

the core market risk
component of our combined stress test framework and therefore integral to our overall risk appetite framework.
›

Refer to “Risk appetite framework” in this

section for more

information
›
Refer to “Stress testing” in this section for

more information
about our stress testing framework
Value-at-risk
VaR definition
Audited |

VaR is a statistical

measure of market

risk, representing the
potential

market

risk

losses

over

a

set

time

horizon

(holding
period)

at

an

established

level

of

confidence.

VaR

assumes

no
change in the

Group’s trading positions over

the set time

horizon.
We

calculate

VaR

daily.

The

profit

or

loss

distribution

VaR

is
derived from our

internally developed

VaR model, which

simulates
returns over the

holding period for

those risk factors

our trading
positions are sensitive to, and subsequently quantifies the profit /
loss effect

of these

risk factor

returns on

trading positions.

Risk
factor

returns

associated

with

general

interest

rate,

foreign
exchange and commodities risk

factor classes are based on

a pure
historical

simulation

approach,
us ing
a

five
-
year

look
- back
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

returns

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
risk R
WA,

although

we
consider

different

confidence

levels

and

time

horizons.

For
internal

management

purposes,

we

establish

risk

limits

and
measure exposures

using VaR

at a
95
% confidence

level with

a
1-day

holding

period, aligned

to

the

way we

consider

the risks
associated with

our trading

activities. The

regulatory measure of
market risk used to

underpin the market risk

capital requirement
under Basel III requires

a measure equivalent

to a
99
% confidence
level using a 10-day holding

period. To calculate a 10-day

holding
period

VaR,

we
use 10 -
day

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

(
99
%). Unlike

regulatory VaR,

the
historical

data

set

for

SVaR

is

not

limited

to

five

years,

instead
covering from 1 January

2007 to the

present. In deriving

SVaR, we
seek the largest 10-day holding period VaR for the current Group portfolio across

all

one-year look-back

windows from

1 January
2007 to the present. SVaR is computed weekly.
▲

›
Refer to the 31 December 2021 Pillar 3

Report, available under
“Pillar 3 disclosures” at ubs.com/investors , for more information about the regulatory capital calculation

under the advanced
internal ratings-based approach
Management VaR for the period
The tables below show

minimum, maximum, average and

period-
end management VaR

by business division and Group

Functions,
and

by

general

market

risk

type.

We

continued

to

maintain
management VaR

at low

levels, with

average VaR

decreasing to
USD 11 million from USD 13 million in 2020.

Audited |

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group
Functions by general market risk type
1
For the year ended 31.12.21
USD million Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
1
7
5
1
2
Max.
35
13
11
9
5
Average
7
9
7
3
3
31.12.21
8
11
7
6
3
Total management VaR, Group
4
36
11
12
Average (per business division and risk type)
Global Wealth Management
1
3
1
2
0
1
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
3
36
11
11
7
9
7
3
3
Group Functions
4
8
5
4
0
4
4
1
0
Diversification effect
2,3
(6)
(5)
0
(5)
(5)
(1)
0
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
Diversification effect
2,3
(5)
(8)
0
(4)
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

▲

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

SVaR is subject to the limitations noted for VaR above, but the use of one-year data sets avoids the smoothing effect of the five-
year

data

set

used

for

VaR

and

the

absence

of

the

five-year
window gives a longer history of potential loss events. Therefore, although

the significant

period of

stress

during

the

2007–2009
financial

crisis

is

no

longer

contained

in

the

historical

five-year
period used for management and regulatory

VaR, SVaR continues
to use

that data.

This approach aims

to reduce

the procyclicality
of the regulatory capital requirements for market risks.
We recognize

that no

single measure

can encompass

all risks
associated

with

a

position

or

portfolio.

Thus

we

use

a

set

of
metrics with both overlapping and complementary characteristics to

create

a

holistic

framework

that

aims

to

ensure

material
completeness

of

risk

identification

and

measurement.

As

a
statistical aggregate risk measure, VaR supplements

our liquidity-
adjusted stress and comprehensive stress testing frameworks.
We also

have a

framework to

identify and

quantify potential
risks not

fully captured by

our VaR model

and refer to

such risks
as risks not in VaR.

The framework underpins these potential risks
with regulatory capital, calculated as a multiple of regulatory VaR and stressed VaR.
▲

Backtesting of VaR
VaR backtesting is a performance measurement process

in which
a 1-day VaR prediction is compared with the realized 1-day profit
or
loss

(P&L)
.

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
for

a

like-for-like

comparison.

A

backtesting

exception

occurs
when

backtesting

revenues

are

lower

than

the

previous

day’s
backtesting VaR.

Statistically, given the

99% confidence level,

2 or 3

backtesting
exceptions a year can be expected. More than 4 exceptions could indicate

that the

VaR model

is not

performing appropriately,

as
could too few

exceptions over a

long period. However,

as noted
for

VaR

limitations

above,

a

sudden

increase

(or

decrease)

in
market volatility

relative to

the five-year

window could lead

to a
higher

(or

lower)

number

of

exceptions.

Therefore,

Group-level
backtesting

exceptions

are

investigated,

as

are

exceptional
positive backtesting revenues, with

the results reported to

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

2021. The

chart shows

both the

99% and

the 1%
backtesting

VaR.

The

asymmetry

between

the

negative

and
positive tails is due to the long gamma risk profile historically run
in the Investment Bank.
The actual

trading revenues

include backtesting

and intraday
revenues.
The number of

negative backtesting exceptions

within a 250-
business-day window increased

to 4

from 3

by the

end of the

year.
As

these

backtesting

exceptions

remained

below

5,

the

FINMA
VaR multiplier for market

risk RWA remained unchanged

at 3.0 as
of 31 December 2021.

VaR model confirmation
As well

as for

regulatory-purposes backtesting

described above,
we conduct extended

backtesting for internal

model confirmation
purposes. This includes

observing model performance

across the
entire

P&L

distribution

(not just

the tails),

and at

multiple levels
within the business division hierarchies.
›

Refer to “Risk measurement” in this section

for more
information about our approach to model confirmation
procedures
VaR model developments in 2021
Audited

|

There

were

no
material

changes

to

the

VaR

model
in 2021.
▲

Future market risk-related regulatory capital developments

In

January

2019,

the

Basel

Committee

on

Banking

Supervision
(the BCBS) published the final

standards on the minimum capital
requirements

for

market

risk

(the

Fundamental

Review

of

the
Trading

Book).

We

do

not

expect

these

standards

to

become
mandatory

in

Switzerland

until

after

the

BCBS

target

effective
date of 1 July 2024.
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

dialogue

with

FINMA

to
discuss

the

implementation

objectives

in

more

detail

and

to
provide a smooth transition of the capital regime for market risk.
In

September

2021

FINMA

mandated

UBS

to

hold

an

RWA
add-on for

the omission

of time

decay in

regulatory VaR

and SVaR.
The

add-on

reflects

the

outcome

of

discussions

with

FINMA
regarding our regulatory

VaR model,

which started in

late 2019.
The

integration

of

time

decay

into

the

regulatory

VaR

model,
which would replace the add-on, is subject to

further discussions
between FINMA and UBS.
›
Refer to “Risk-weighted assets” in the “Capital,

liquidity and
funding, and balance sheet” section of

this report for more
information about the development

of RWA including the
regulatory add-on
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

banks
,
Loans

and

advances

to

customers
,
Financial assets at

fair value not held

for trading
,
Financial assets
measured

at

amortized

cost
,
Customer

deposits
,
Debt

issued
measured

at

amortized

cost
,

and

derivatives,

including

those
subject to

hedge accounting. Fair

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

curves
  are
calculated as changes in the present value of

future cash flows
irrespective of

accounting treatment.

These are

also the

key risk
factors for statistical and stress-based measures, e.g., value-at-
risk

and

stress

scenarios

(including

EVE

sensitivity),

and

are
measured

and

reported

daily.

EVE

sensitivity

is

the

exposure
arising from the most adverse regulatory interest rate scenario after

netting

across

currencies.
As

well

as

the

regulatory
measure, we appl y
an

internal

EVE

sensitivity

me
tric that
includes

additional

tier 1

(AT1)

capital

instruments

and
modeled

interest

rate

duration

assigned

to

equity,

goodwill
and real estate.
–

Net interest

income (NII) sensitivity

assesses NII

change over a
set

time

horizon

compared

with

baseline

NII,

wh
ich we
internally calculate by

assuming interest rates

in all currencies
develop according

to their

market-implied forward

rates and
assum ing
constant

business

volumes

and

no

specific
management actions.

This internally

calculated

NII sensitivity,
which,

unlike

the

FINMA

Pillar 3

disclosure

requirements,
includes

the

contribution

from cash

held

at

central

banks, is
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
The Group

Asset and

Liability Committee

(ALCO) and,

where
relevant,

ALCOs

at

a

legal

entity

level

perform

independent
oversight over the management of IRRBB,

which is also subject to
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

daily time

buckets
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
▲

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

short-
term rates.

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

Accounting and capital effect of changes in interest rates
1
Recognition Shareholders’ equity CET1 capital
Timing Income statement / OCI Gains Losses Gains Losses
Loans and deposits at amortized cost
2,3
Gradual Income statement
● ● ● ●
Other financial assets and liabilities measured at amortized cost
2
Gradual Income statement
● ● ● ●
Debt issued measured at amortized cost
2,3
Gradual Income statement
● ● ● ●
Receivables and payables from securities financing transactions
2
Gradual Income statement
● ● ● ●
Financial assets at fair value not held for trading Immediate Income statement
● ● ● ●
Financial assets at fair value through other comprehensive income Immediate OCI
● ● ●
Derivatives designated as cash flow hedges Immediate OCI
4
● ●
Derivatives designated as fair value hedges
5
Immediate Income statement
● ● ● ●
Derivatives transacted as economic hedges Immediate Income statement
● ● ● ●
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
As of 31 December 2021, the projected NII was approximately
14% lower

than the

baseline NII

under a

parallel shock

of –200
basis points,

whereas under

a parallel

+200-basis-point shock

it
was approximately 57% higher than the baseline NII.
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
15
% of tier 1

capital. The
exposure

is

calculated

as

the

theoretical

change

in

the

present
value

of

the

banking

book

under

the

most

adverse

of

the

six
FINMA interest rate scenarios.
As

of

31 December

2021,

the

interest

rate

sensitivity

of

our
banking book to a +1-basis-point parallel shift in yield curves was negative

USD
29.9

million,

compared

with

negative

USD
27.2
million as of

31 December 2020. The

change in the

interest rate
sensitivity was driven

by the execution of

transactions in the first
quarter

of

2021

that were

aimed at

protecting our

net interest
income should interest

rates decrease. The

reported interest rate
sensitivity

excludes

the

AT1

capital

instruments,

as

per

FINMA
Pillar 3

disclosure

requirements,

with

a

sensitivity

of

USD
4.5
million per

basis point,

and our

equity, goodwill

and real

estate,
with a modeled sensitivity of USD
22.1

million per basis point, of
which

USD
15.6

million

and

USD
5.5

million

are

attributable to
the US dollar and the Swiss franc portfolios, respectively.
The

most

adverse

of

the

six

FINMA

interest

rate

scenarios
would

be

the

“Parallel

up”

scenario,

which

would

result

in

a
change

in

the

economic

value

of

equity

of

negative

USD
6.0
billion,

representing

a

pro

forma

reduction

of
10.0
%

of

tier 1
capital, which would

be well below

the regulatory outlier

test of
15
% of

tier 1 capital.

The immediate

effect of

the “Parallel

up”
scenario

on

tier 1

capital

as

of

31 December

2021

would

be

a
reduction of
1.8
%, or USD
1.1

billion, arising from the

part of our
banking book that is measured at fair value through profit or loss
and

from
Financial assets

measured

at

fair value

through

other
comprehensive

income
.

Over

time

this

scenario

would

have

a
positive effect on net interest income.
▲

›
Refer to “Note 11 Financial assets measured

at fair value
through other comprehensive income”

in the “Consolidated
financial statements”

section of this report for more information
›

Refer to the “Group performance”

section of this report for more
information about sensitivity to interest rate

movements

Audited |

Interest rate risk – banking book
USD million +1 bp Parallel up
1
Parallel down
1
Steepener
2
Flattener
3
Short-term up
4
Short-term down
5
CHF
(5.1)
(724.1)
806.3
(254.3)
117.1
(158.7)
162.5
EUR
(1.1)
(196.6)
231.9
(69.0)
37.4
(24.1)
27.4
GBP
0.1
33.3
(32.8)
(31.1)
35.3
45.4
(43.7)
USD
(23.5)
(5,068.3)
4,124.2
(821.4)
(362.3)
(2,165.9)
2,315.6
Other
(0.4)
(85.8)
19.9
(3.7)
(34.5)
(59.6)
3.8
Total effect on economic value of equity as per Pillar 3 requirement as of
31.12.21
(29.9)
(6,041.4)
5,149.5
(1,179.6)
(207.0)
(2,362.9)
2,465.6
Additional tier 1 (AT1) capital instruments
4.5
853.4
(928.4)
(9.6)
197.1
531.5
(553.3)
Total including AT1 capital instruments as of 31.12.21
(25.4)
(5,188.0)
4,221.1
(1,189.2)
(10.0)
(1,831.4)
1,912.3
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

own-
credit component.

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
As

of

31 December

2021,

we

held

equity

investments

and
investment fund units totaling USD
3.0

billion, of which USD
1.8
billion was

classified as
Financial assets

at fair

value not

held for
trading

and USD
1.2

billion as
Investments in associates
.
▲

›
Refer to “Note 21 Fair value measurement”

and “Note 29
Interests in subsidiaries and other entities” in

the “Consolidated
financial statements”

section of this report for more information
›

Refer to “Note 1 Summary of material accounting

policies” in the
“Consolidated financial statements” section

of this report for
more information about the classification

of financial
instruments
Debt investments
Audited |

Debt investments classified as
Financial assets measured

at
fair value

through OCI

as of

31 December 2021

were measured
at fair

value with

changes in

fair value

recorded through
Equity
,
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

USD
8.8

billion

as

of
31
December

2021

compared

with
USD
8.3

billion

as
  of
31 December 2020.
▲

›
Refer to “Note 21 Fair value measurement”

in the “Consolidated
financial statements”

section of this report for more information
›
Refer to “Economic value sensitivity” in

this section for more
information
›

Refer to “Note 1 Summary of material accounting

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
of the above.
Important risk factors affecting the fair value of pension plans’
assets include

equity market

returns, interest

rates, bond

yields,
and real estate prices. Important risk factors affecting the present value

of

expected

future

benefit

payments

include

high-grade
bond yields, interest rates, inflation rates, and life expectancy.
Pension risk is included in our Group-wide statistical and stress testing metrics, which flow into our risk appetite framework. The potential effects are

thus captured in the

post-stress capital ratio
calculations.

›

Refer to “Note 1 Summary of material accounting

policies”

and
“Note 27 Post-employment benefit plans”

in the “Consolidated
financial statements” section of this

report for more information
about defined benefit plans
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

risk
(systemic risk)

and, on

the other

hand, events

that may

affect a
country’s
standing,

such

as

adverse

shocks

affecting

political
stability or institutional

and / or

legal frameworks. We

have a well-
established risk control framework to assess the risk profiles of all
countries where we have exposure.
We assign a country rating to each country, which reflects our view of the country’s creditworthiness and of the probability of a country

risk

event

occurring.

Country

ratings

are

mapped

to
statistically

derived

default

probabilities
,
described

under
“Probability

of

default”

in

this

section.

We

use

this

internal
analysis

to

set

the

credit

ratings

of

governments

and

central
banks, estimate the probability of a transfer event occurring, and establish

rules
on
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
section, in the

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
We

do

not

recognize

any

expected

recovery

values

when
reporting

country

exposures

as

exposure

before

hedges,

except
for

risk-reducing

effects

of

master

netting

agreements

and
collateral held in

either cash or

portfolios of diversified

marketable
securities,

which

we

deduct

from

the

positive

exposure

values.
Within

banking

products

and

traded

products,

risk-reducing
effects

of credit

protection are taken

into account

on a

notional
basis when determining the net of hedge exposures.
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

wh
ere
the

branch

is
located.
In

the

case

of

derivatives,

we

show

counterparty

risk
associated

with

positive

replacement

value

(PRV)

against

the
counterparty’s

country

of

domicile

(presented

within

traded
products). In

addition, risk

associated

with an

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

CDSs are primarily

bought and

sold in relation

to our trading
businesses,

and,

to a

much lesser

degree,

used to

hedge credit
valuation

adjustments

(CVAs).

Holding

CDSs

for

credit

default
protection

does

not

necessarily

protect

the

buyer

of

protection
against losses, as

contracts only pay

out under certain

scenarios.
The effectiveness of our CDS

protection as a hedge of default

risk
is

influenced

by

a

number

of

factors,

including

the

contractual
terms under

which a given

CDS was written.

Generally, only the
occurrence of credit

events as

defined by

the CDS contract’s

terms
(which

may

include,

among

other

events,

failure

to

pay,
restructuring

or

bankruptcy)

result
s
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
Top 20 country risk exposures
The

table

below

shows

our

20

largest

country

exposures

by
product

type,

excluding

our

home

country,

as

of

31 December
2021 compared with 31 December 2020.
Compared

with

the

prior

year,

our

net

exposure

to

the

UK
increased by

USD 8.8 billion,

driven by

central bank

exposures due
to treasury activities.

Net exposure to

the US increased

by USD 6.3
billion, solely driven by

banking products, largely related

to nostro
balances

at

the
Federal

Reserve

due

to
t reasury a ctivities,
mortgages and Investment Bank loans. Those increases in the US were partly offset by

tradable assets related to treasury

activities.
Net

exposure

to

Australia

increased

by

USD

2.9

billion,
predominantly

driven

by

trading

inventory

due

to

loan
underwriting projects

and central

bank exposures.

Net exposure
to

Germany

decreased

by

USD 2.8

billion,

driven

by

trading
inventory due to

loan underwriting projects

and sovereign issuer
risk.

Net

exposure

to

China

decreased

by

USD 2.0

billion,
predominantly driven

by trading

inventory across

issuer risk

and
margin loans, as

well as banking

products.

Net exposure to

France
decreased by

USD 1.0 billion,

driven by

trading inventory

due to
treasury activities.
Based on

the sovereign

rating categories,

as of

31 December
2021,

84% of our emerging

market country exposure was

rated
investment grade, compared with 83% as of

31 December 2020.
Russia
Our direct

country risk

exposure

to Russia

contributed USD 634
million to our total

emerging market exposure of USD 20.9

billion
as of 31 December 2021. This

includes trade finance exposures in
Personal

&

Corporate

Banking,

a

single

loan

in

the

Investment
Bank with a

non-Russian entity with key

facilities spread globally
including Russia and

the Commonwealth of

Independent States,
Nostro

and

cash

accounts

balances,

issuer

risk

on

trading
inventory within the

Investment Bank, and

derivatives within the
Investment Bank. These exposures have been reduced since year-
end 2021.

Not included

in this

figure

are net

assets held

in our
Russian subsidiary,

with a net asset value

of USD 51 million. UBS
is

also

currently

monitoring

settlement

risk

on

certain

open
transactions with Russian

banks and non

-bank counterparties or
Russian underlyings ,   as
market

closures,

the

imposition

of
exchange

controls,

sanctions

or

other

measures

may

limit

our
ability

to

settle

existing

transactions

or

to

realize

on

collateral,
which may result in unexpected increases in exposures.
As

of

3 March

2022,

UBS

also

had

approximately

USD 0.2
billion

exposure

arising

from

reliance

on

Russian

assets

as
collateral

on

Lombard

lending

and

other

secured

financing

in
Global Wealth Management.

As of

3 March 2022,

we identified

a small

number of

Global
Wealth

Management

clients

subject

to

the

recently

introduced
sanctions,

with total loans outstanding of under USD 10 million.

Our market

risk exposure

to

Russia as

of 3 March

2022 was
limited.

We had no material direct country

risk exposures to Ukraine or
to Belarus

as of

31 December 2021

and no

material reliance

on
Ukrainian or to Belarusian

collateral within our

Lombard portfolio.

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Top

20 country risk net exposures by product type
USD million Total
Banking products
(loans, guarantees, loan

commitments)
Traded products
(counterparty risk from derivatives
and securities financing)
after master netting agreements
and net of collateral
Trading inventory
(securities and potential
benefits / remaining
exposure from derivatives)
Net of hedges
1
Net of hedges
1
Net of hedges Net long per issuer
31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
United States 116,388 110,041 79,647 62,950 8,371 9,786 28,371 37,305
United Kingdom 34,837 26,083 24,788 16,154 7,465 8,541 2,585 1,388
Japan 14,764 14,974 10,572 5,625 3,508 2,972 684 6,378
Germany 10,564 13,336 3,397 2,447 1,232 1,217 5,934 9,672
Singapore 8,993 8,950 3,110 3,875 2,557 2,431 3,326 2,644
Australia 6,397 3,465 2,674 1,475 1,786 1,329 1,937 661
France 6,301 7,344 1,356 1,306 1,711 1,409 3,235 4,628
China 5,344 7,392 1,823 2,553 830 1,010 2,691 3,828
Canada 3,933 3,792 1,199 1,483 1,044 832 1,689 1,477
Luxembourg 3,453 3,292 2,438 2,128 58 145 958 1,019
Hong Kong SAR 3,388 2,840 1,914 1,498 367 395 1,107 946
Netherlands 3,020 3,048 1,183 656 830 782 1,007 1,610
South Korea 2,479 2,259 462 426 418 526 1,599 1,307
Sweden 1,617 2,326 647 657 194 260 776 1,410
Thailand 1,469 1,494 208 146 26 41 1,235 1,306
Austria 1,220 1,664 265 197 97 616 858 851
Norway 1,215 1,669 25 22 206 337 983 1,310
India 1,119 903 991 727 87 86 41 90
Monaco 1,022 1,016 984 994 28 17 10 5
Brazil 915 1,119 488 474 40 88 387 557
Total
2
228,438 217,006 138,171 105,793 30,853 32,819 59,414 78,394
1 Before deduction of IFRS 9 ECL allowances and provisions.

2 Excluding Switzerland, supranationals and global funds.

Emerging markets¹ net exposure² by internal UBS country rating category
USD million 31.12.21 31.12.20
Investment grade 17,608 19,580
Sub-investment grade 3,261 4,005
Total 20,869 23,585
1 We classify countries as emerging

markets based on per capita

GDP,

historical real GDP growth, alignment with

international institutions (such as BIS,

World Bank, IMF,

MSCI) and other factors.

2 Net of credit
hedges (for banking products and for traded products); net long per issuer (for trading inventory). Before deduction of IFRS

9 ECL allowances and provisions.

Sustainability and climate risk
Sustainability risk
Sustainability and

climate risk

(SCR, previously

known at

UBS as
environmental and

social risk,

or ESR)

is defined

as the

risk that
UBS

is

negatively

impacted

by

or
negatively impacts   climate
change, loss of biodiversity, human rights infringements, or other environmental, social or governance

(ESG) matters. Sustainability
and

climate

risks

may

manifest

as

credit,

market,

liquidity

or
operational risks for

UBS and can

result in financial

or reputational
impacts for the firm.

They may also negatively

impact the value of
investments. The

management of sustainability

and climate

risks
is gaining importance amid a global

drive to meet the Sustainable
Development

Goals

(the

SDGs)

and

transition

to

net

zero,

as
defined

by

the

Paris

Agreement.

In

addition,

regulators

across
jurisdictions

increasingly
seek

to

understand

the

potential
financial impacts of climate change. Our broad and wide-ranging
SCR

policy framework

governs client

and

supplier relationships,
applies

firm-wide

to

all

activities,

and

is

integrated

in
management practices

and control principles.

The SCR

framework
is

embedded

in

our

standard

risk,

compliance

and

operations
processes and applied through:
–

risk identification and measurement;
–

risk monitoring and appetite setting;
–

risk management and control; and
–

risk reporting.

The

aforementioned

processes

include

client

onboarding,
transaction due

diligence, product

development and

investment
decision

processes,

own

operations,

supply chain

management,
and

portfolio

reviews.

This

framework

is

geared

toward
identifying clients,

transactions or

suppliers potentially

in breach
of our standards or

otherwise subject to significant

controversies
related to sustainability, human rights or climate change.
›

Refer to “Sustainability and climate

risk policy framework” in
appendix 6 to the Sustainability Report

2021, available from
11 March 2022 under “Annual reporting” at ubs.com/investors , for more information
Climate risk
Climate

risk

can

arise

either

from

changing

climate

conditions
(physical

risks)

or

from

efforts

to

mitigate

climate

change
(transition risks). The physical

and transition risks from

a changing
climate contribute

to a

structural change

across

economies and
consequently can affect banks and the financial

sector as a whole
through financial and non-financial impacts.

In order to protect our clients’ assets and our own assets from climate-related risks,

we have established

a climate

risk program
to further

integrate climate

risk into

the firm’s risk

management
framework and standard processes. The program follows a multi-
year roadmap to address regulatory expectations and is engaging with

stakeholders and

experts across

the

firm and

externally

to
further

develop

climate

risk

methodologies,

deliver

on

climate
stress test exercises, and build

capacity to respond to climate

risk
management expectations.
We

currently

identify

and

manage

climate

risk

in

our

own
operations, our balance sheet, client assets and the supply

chain.
We

have

continually

reduced

our

exposure

to

carbon-related
assets

and
advanced
our

multi
-
year

efforts

to

develop
methodologies that

enable robust

and transparent

disclosure of
climate metrics. This work supports our efforts to

ensure that we
are

prepared

to

respond

to
increased

climate
  risk - related
regulatory

requirements,

align

our

disclosure

with

the

Financial
Stability

Board’s
Task

Force

on

Climate
-
related

Financial
Disclosures (the

TCFD) recommendations

and collaborate

within
the financial sector to close gaps.

We

approach

climate

risk

identification

through

climate

risk
heatmaps,

developed

in

collaboration

with

the

United

Nations
Environment
Programme

Finance
Initiative
(UNEP

FI)
  TCFD
working group.

As part of this effort, we have

defined an inventory of climate-
sensitive sectors based on elevated climate risk ratings defined by the

TCFD,

regulators

and

rating

agencies.

We

initially

disclosed
our exposure

to climate

sensitive sectors

(transition risks)

in our
Annual Report

2020. Over

the course

of 2021,

we have

refined
the

disclosure

of

transition

risks

and

introduced

an

initial
disclosure of

physical risks.

We summarize

our current

exposure
to climate-sensitive sectors for both risk

types in the table on the
next page.

Exposures may

appear either under

one or under

both of the
risk

types, as

the physical

and transition

risk methodologies

are
distinct

in

their

approach

and

application

and

should

not

be
added up

as one

total exposure

figure. Climate

risk analysis

is a
novel area of research, and, as the methodologies,

tools and data
availability improve, we will further develop our risk identification and measurement approaches.
›
Refer to “Taking action on a net-zero future – our climate
report” in the Sustainability Report 2021,

available from
11 March 2022 under “Annual reporting” at ubs.com/investors , for more information

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

UBS lending to climate-sensitive sectors
1
Climate-sensitive exposure:

elevated transition risks,

as of 31.12.21
2
Climate-sensitive exposure:

elevated physical risks,

as of 31.12.21
2
USD million, except where indicated Trend (%) 2019–2021 Gross exposure
3
Share of total in % Trend (%) 2019–2021 Gross exposure
3
Share of total in %
Climate-sensitive sector
4
Aerospace and defense
¯
831 0.18
¯
338 0.07
Automotive
¯
703 0.15
¯
1,042 0.23
Business services
¯
853 0.19
Chemicals
¯
1,112 0.24
¯
991 0.22
Constructions and materials
¯
3,637 0.79
¯
302 0.07
Consumer products and retail
→
355 0.08

650 0.14
Entertainment, leisure and services
¯
1,308 0.28
Food and beverage
→
2 0.00

1,334 0.29
Industrial materials
¯
121 0.03
¯
243 0.05
Information technology
¯
274 0.06
Machinery and equipment

1,040 0.23

2,732 0.60
Medical equipment and services

408 0.09
Mining
¯
2,920 0.64

1,153 0.25
Oil and gas
¯
5,823 1.27
¯
5,538 1.21
Pharmaceuticals/biotechnology

1,400 0.30
→
814 0.18
Plastic and rubber
¯
299 0.07
¯
280 0.06
Primary materials
→
13 0.00
→
320 0.07
Real estate management
¯
18,029 3.93

528 0.12
Sovereigns and financials
¯
4,371 0.95
Transportation and equipment
¯
849 0.18
¯
419 0.09
Utilities
¯
375 0.08

1,579 0.34
Total, climate-sensitive sectors
2
¯
37,510 8.17
¯
25,476 5.55
Total, all sectors 459,061 100.00 459,061 100.00
1 Not additive across transition risks and physical risks.

2 Global Wealth Management corporate lending to customers represents 1.1% of all on- and off-balance sheet loans and advances to customers, and is not
rated.

3 Reported as IFRS9 expected credit loss (ECL) calculation, and represents both on-balance sheet: total loans and advances to customers and off-balance sheet: guarantees and irrevocable loan commitments
(within the scope of ECL). Physical risk exposures include

USD ~4 billion in loans backed by real estate.

4 The table includes only those sector exposures that are defined as climate-sensitive. Climate-sensitive sectors defined as business activities rated as

having high, moderately high or

moderate vulnerability to transition

and physical risks. Transition

risk methodology was initially developed

in collaboration with UNEP

FI TCFD
working group and disclosed in

Phase II “From disclosure

to action – a

guide to implementing the TCFD

framework within financial institutions”

report. Physical risk methodology

is based on country,

sectoral and
value chain risk factors derived from a range of academic and expert sources. Both methodologies have been adapted internally and enhanced.
Climate

risk

heatmaps

enable

us

to

use

a

materiality-driven
approach

when

defining

our

climate

risk

management

strategy
by:
–

helping

us

to

identify

concentrations

of

exposure

with

high
climate

risk

vulnerability,

which,

in

turn,

enables

resource
prioritization for detailed

risk analysis and

management action;

–

supporting a

client-centric strategy

in order

to best

assist clients
that

may benefit

from UBS

products and

services to

support
their climate strategies; and

–

providing

information

to

senior

management

to

support
decision

making

and

the

provision

of

external

disclosure

to
stakeholders.
Our
climate

risk
heatmap s
rate

cross
-
sectoral

credit

risk
exposure to

climate sensitivity,

from high

to low,

through a

risk
segmentation process. The

transition risk methodology,

reflected
in the

climate risk

heatmap on

the next

page, divides

economic
sectors

into

segments

with

similar

risk

characteristics

and

rates
those   segments
according

to

their

vulnerability

to
mitigative
climate

policies,

low-carbon

technology

risks

and

revenue

or
demand shifts under an

aggressive approach to meeting the

well-
below -
2˚C

Paris

goal.

The

physica
l

risk

methodology

groups
corporate counterparties

based on

exposure to

key physical

risk
factors,

through

rating

sectoral,

geographic,

and

value

chain
vulnerabilities

in

a

climate

change

trajectory

in

which

no
additional

policy

action

is

taken.

Counterparties

are

assigned

a
climate

vulnerability

rating

based

on

the

primary

industry

code
(Global Industry

Classification Standard,

GICS) and

risk domicile
in UBS data systems.
›
For our physical risk heatmap, refer to “Taking action on a net-
zero future – our climate report” in the Sustainability

Report
2021, available from 11 March 2022 under “Annual

reporting” at
ubs.com/investors

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Scenario analysis and stress tests   exercises
We

have

been

using

scenario-based

approaches

since

2014

to
assess

our

exposure

and

the

potential

impacts

of

physical

and
transition

risks

stemming

from

climate

change.

Novel

in-house
scenario analyses

have been followed

by a series

of assessments
performed through industry collaborations in order to harmonize approaches

in

addressing

methodological

and

data

gaps.

We
have

performed

both

top-down

balance

sheet

stress

testing
(across

the

firm)

and

targeted

bottom-up

analyses

of

specific
sector

exposures

covering

short
-
,

mid
-
and

long
-
term

time
horizons. Starting in 2021, UBS

participates in regulatory scenario
analysis and stress test exercises,

including the Bank of England’s
“2021 Climate Biennial Exploratory Scenario:

Financial risks from
climate change” and

the European

Central Bank’s climate

stress
test. In addition, in 2021

UBS participated in a top-down

climate
risk

assessment

performed

jointly

by

FINMA

and

the

Swiss
National Bank in Switzerland.
›
For more information about our climate risk approach

and
physical risk heatmap, refer to “Taking action on a net-zero future – our climate report” in the Sustainability

Report 2021,
available from 11 March 2022 under “Annual reporting”

at
ubs.com/investors

Non-financial risk
Key developments
We have identified

seven non-financial risk

themes as key

to the
firm for 2022. These are:
–

digital transformation and cyber and operational resilience;
–

use of data;
–

new ways of working and change delivery;
–

investor protection and market interaction;
–

strategic growth initiatives and partnerships;
–

the evolving

nature of

anti-money-laundering (AML)

/ know-
your-client (KYC) programs and sanctions;

and
–

environmental, social and governance (ESG) risks.
We

are

continuing

our

efforts

regarding

innovation

and
digitalization

to

create

value

for

our

clients.

As

part

of

the
resulting

transformation, we

are

focusing

on

timely

changes

to
frameworks, including

consideration of

new or

revised controls,
working practices

and oversight,

with the

aim of

mitigating any
new risks introduced, including those related to data ethics.
Increases in

the sophistication

of cyberattacks

and frauds

are
noted

worldwide,

especially

with

ransomware

attacks.

To

date,
our security controls,

regular communications to help

employees
stay alert to cyber

threats while working remotely

and enhanced
monitoring

of

cyber

threats

have

resulted

in

no

cyber

security
incidents having a material effect on our operations during 2021.
UBS continues to

be vigilant, particularly

in view of

the potential
for

intensifying

cyber

threats,

both

in

terms

of

volume

and
sophistication, driven by current geopolitical events.
Operational resilience

continues to

be a

focus area

for us,

as
well

as

for

regulators

globally.

We

have

a

global

program

to
enhance

our

operational-resilience

capabilities,

including
addressing developing regulatory requirements.

The

existing

resilience

built

into

our

operations

and

the
effectiveness

of

our

business

continuity

management

and
operational

risk processes (including

those for

third-party service
providers) have

been critical

in handling

the ongoing

COVID-19
pandemic.

They

have

enabled

us

to

maintain

stable

operations
while

complying

with

governmental

measures

to

contain
COVID-19;

continuing

to

serve

our

clients

without

material
impact; and to support the safety and well-being of our staff.
Hybrid

working arrangements

can

lead to

increased conduct
risk, inherent risk

of fraudulent

activities, potential increases

in the
number

of

suspicious

transactions

and

increased

information
security

risks.

We have

implemented

additional

monitoring and
supervision

intended

to

mitigate

these

risks.

In

addition,

as

we
move

to

a

post-pandemic

new

normal,

changes

to

the

work
environment, including permanent hybrid and

the introduction of
agile

ways

of

working,

may

introduce

new

challenges

for
supervision and monitoring.
Achieving

fair

outcomes

for

our

clients,

upholding

market
integrity

and

cultivating

the

highest

standards

of

employee
conduct

are

of

critical

importance

to

the

firm.

We

maintain

a
conduct risk framework across our activities, which is

designed to
align

our

standards

and

conduct

with

these

objectives

and
maintain momentum on fostering a strong culture.

Competition

to

find

new

business

opportunities

across

the
financial

services

industry,

both

for

firms

and

customers,

is
increasing. Thus suitability risk, product

selection, cross-divisional
service

offerings,

quality

of

advice

and

price

transparency

also
remain areas of heightened focus for UBS and for the industry as
a

whole,

as

low

interest

rates,

market

volatility

and

major
legislative change

programs (such as

the Swiss

Financial Services
Act (FIDLEG)

in

Switzerland,

Regulation

Best Interest

(Reg

BI)

in
the

US
,
and

the

Markets

in

Fin
ancial

Instruments

Directive
  II
(MiFID II) in the EU) all significantly affect the industry and require adjustments

to

control

processes

on

a

geographically

aligned
basis. We

regularly monitor

our suitability,

product and

conflicts
of

interest

control

frameworks

to

assess

whether

they

are
reasonably designed

to facilitate

adherence to

applicable laws

and
regulatory expectations.

Cross-border risk

remains an

area of

regulatory attention

for
global

financial

institutions,

with
a

strong

focus

on

fiscal
transparency, as

well as

market access,

particularly third-country
market access into the European Economic Area. There is also an ongoing

high

level

of

attention

regarding

the

risk

that

tax
authorities

may,

on

the

basis

of

new

interpretations

of

existing
law,

seek

to

impose

taxation

based

on

the

existence

of

a
permanent

establishment.

We

maintain

a

series

of

controls
designed to address these risks.

Financial

crime,

including

money

laundering,

terrorist
financing,

sanctions

violations,

fraud,

bribery

and

corruption,
continues to present a major

risk, as technological innovation

and
geopolitical

developments

increase

the

complexity

of

doing
business

and

heightened

regulatory

attention

continues.

An
effective

financial

crime

prevention

program

therefore

remains
essential

for

UBS.

Money

laundering
and

financial

fraud
techniques

are

becoming

increasingly

sophisticated,

and
geopolitical

volatility

makes

the

sanctions

landscape

more
challenging,

as

new

or

novel

sanctions

may

be

imposed

that
require

complex
implementation

in

a

short

timeframe,

as
evidenced

by

the

existing,

and

potential

escalation

of

new
sanctions arising from the

Russian invasion of Ukraine.

New risks
continue

to

emerge,

such

as

virtual

currencies

and

related
activities or investments.
In the US, the Office of the

Comptroller of the Currency issued
a Cease and Desist Order

against the firm in May

2018 relating to
our US branch KYC and AML programs. In response, we initiated an

extensive

program

for

the

purpose

of

ensuring

sustainable
remediation of US-relevant

Bank Secrecy Act

/ AML issues across
all our US legal entities.

We introduced significant improvements
to the framework between 2019 and 2021 and

are continuing to
implement

these.

We

believe

they

will

yield

the

planned
enhancements to our AML controls.

We

continued

to

focus

on

strategic

enhancements

to

our
global AML /

KYC and sanctions

programs to address

evolving risk
profiles and regulatory expectations,

including the exploration of
new technologies and more sophisticated monitoring.

In

line

with

our

firm-wide

purpose,

ESG

topics

and

the

risks
related to them

are high on

our agenda, particularly

considering
the increasing regulatory focus on ESG disclosure, climate-related stress testing and greenwashing, as well as the

potential for new
and diverse regulations being deployed across jurisdictions.
›
Refer to “Sustainability and climate

risk” in this section for more
information about risks related to sustainability

and climate risk

Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Operational risk framework
Operational risk is

an inherent part

of the firm’s

business. Losses
can

result

from

inadequate

or

failed

internal

processes,

people
and systems, or from

external causes. UBS follows

a Group-wide
operational risk framework

(an ORF) that

establishes requirements
for identifying,

managing, assessing

and mitigating

operational,
compliance

and

conduct

risks

to

achieve

an

agreed

balance
between risk and return. It is built on the following pillars:
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

Divisional

Presidents

are

accountable

for

the

effectiveness

of
operational risk management and for the

robustness of the front-
to-back control

environment within

their business

divisions, and
legal entity responsible executives are responsible

for operational
risk management within their

legal entities. Group

function heads
are accountable for supporting the divisional Presidents and legal entity responsible executives of our legal entities in the

discharge
of

this

responsibility,

by

confirming

completeness

and
effectiveness

of

the

control

environment

and

operational

risk
management within their Group functions. Collectively, divisional
Presidents,

central

Group

function

heads

and

legal

entity
responsible

executives

are

in

charge

of

implementing

the
operational risk framework.
Compliance & Operational

Risk Control (C&ORC)

is responsible
for providing an independent and objective view of the adequacy of operational

risk management across

the Group, and

ensuring
that operational,

compliance and

conduct risks

are understood,
owned and managed in accordance with

the firm’s risk appetite.
C&ORC-aligned

teams

sit

within

the

Group

Compliance,
Regulatory

&

Governance

(GCRG)

function,

reporting

to

the
Group

Chief

Compliance

and

Governance

Officer,

who

is

a
member

of

the

Group

Executive

Board.

The

ORF

forms

the
common

basis

for

managing

and

assessing

operational,
compliance

and

conduct

risk,

and

there

are

additional

C&ORC
activities

intended

to

ensure

UBS

is

able

to

demonstrate
compliance with applicable laws, rules and regulations.
In

2021,

UBS

continued

to

review

and

enhance

the

ORF
through

the

established

ORF

design

authority,

considering
feedback and input from both internal and

external stakeholders,
including

implementing

Group-wide

control

portfolio

analytics,
supporting consistency across the control portfolio.

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

managers’

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
and int
ernal

factors
(e.g. ,
changes

in
business

strategy

and

control

framework

enhancements).

The
resulting baseline data-driven frequency and severity distributions are

reviewed

by

subject

matter

experts

and

where

necessary
adjusted based

on a

review of

qualitative information

about the
business

environment

and

internal

control

factors,

as

well

as
expert judgment, with the aim of forecasting losses.
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
Control

in

line

with

the

Group’s

model

risk

management
framework.
Expected transition of capital regime under Basel III capital regulations
The

AMA

is

expected

to

be

replaced

by

the

standardized
measurement

approach

for

regulatory

capital

determination
purposes in

line with

the relevant

Basel Committee

for Banking
Supervision Basel III

capital regulations.

UBS is interacting

closely
with the relevant Swiss authorities to discuss the

implementation
details and related implementation timeline.
›

Refer to “Capital planning and activities”

in the “Capital,
liquidity and funding, and balance sheet”

section of this report
for more information about the development

of risk-weighted
assets
›
Refer to “Risk measurement” in this section

for more
information about our approach to model confirmation
procedures
›

Refer to the “Risk factors” section of

this report for more
information

Capital, liquidity

and funding,

and balance sheet

151
Capital management
151
Capital management objectives, planning and activities
152
Swiss SRB total loss-absorbing capacity framework
154
Total loss-absorbing capacity
158
Risk-weighted assets
161
Leverage ratio denominator
163
UBS AG consolidated total loss-absorbing capacity and
leverage ratio information
168
Equity attribution and return on attributed equity
169
Liquidity and funding management
169
Strategy, objectives and governance
169
Liquidity management
171
Funding management
171
Liquidity coverage ratio
172
Net stable funding ratio
173
Balance sheet and off-balance sheet
173
Balance sheet
179
Off-balance sheet
181
Cash flows
182
Currency management
183
UBS shares

Capital management
Capital management objectives, planning and activities
Capital management objectives
Audited |

An adequate level of

total loss-absorbing capacity (TLAC)
meeting both internal assessment and regulatory requirements is
a prerequisite for conducting our business activities.
▲

We

are

therefore

committed

to

maintaining

a

strong

TLAC
position

and

sound

TLAC

ratios

at

all

times,

in

order

to

meet
regulatory capital requirements and

our target capital ratios,

and
to support the growth of our businesses.
As

of

31 December

2021,

our

common

equity

tier 1

(CET1)
capital ratio was

15.0% and our

CET1 leverage ratio

4.24%, each
above our capital guidance,

and also above the

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

risk from

the Fundamental

Review
of

the Trading

Book

(the FRTB)

in

January 2019.

In response

to
COVID-19,

the Group

of Central

Bank Governors

and Heads

of
Supervision, which

acts as

the BCBS’s

oversight body,

endorsed
the deferral of the implementation date by one year,

to 1 January
2023.

The

accompanying

transitional

arrangements

for

the
output floor were also

extended by one year,

to 1 January 2028.
We expect the

Swiss regulations to

come into force

in 2024 and
we continue

to make

progress on

our infrastructure

design and
operational governance

ahead of

the upcoming adoption

of these
rules. We

currently estimate

that the

revised Basel III

framework
may lead

to a further

net increase in

risk-weighted assets (RWA)
of

around

USD 20

billion

in

2024,

before

taking

into

account
mitigating

acti
ons. The e
stimate

includes
credit

risk

and
operational

risk
RWA
from

the

finalization

of
the Basel   III
framework, as well as

market risk and credit

valuation adjustment
(CVA) RWA

from the

FRTB, based

on our

current understanding
of

the

relevant

standards.

It

may

change

as

a

result

of

new

or
changed

regulatory

interpretations,

particularly

those

regarding
the

treatment

of

historical

operational

losses
,

as

well

as
  the
appropriate

conservatism

in

model

calibration
, the
implementation of

Basel III standards

into national

law, changes
in business growth, market conditions and other factors.

›

Refer to the “Our strategy” and “Targets, aspirations and capital guidance” sections of this report for more information

about our
capital and resource guidelines

›
Refer to “We may be unable to maintain our

capital strength” in
the “Risk factors” section of this report for more

information
about capital ratio-related risks

Capital

planning and activities
Audited

|

We

manage

our

balance

sheet,

RWA,

leverage

ratio
denominator (LRD) and TLAC ratio levels based on our regulatory requirements

and

within

our

internal

limits

and

targets.

Our
strategic focus

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
-
planning component that is

key in defining our

capital targets. It
is based on

an attribution of

Group RWA and

LRD internal limits
to the business divisions.

Limits and

targets are

established at

the Group

and business
division levels, and

are approved by

the BoD at

least annually. In
the target-setting process,

we take into

account the current

and
potential future TLAC

requirements, our aggregate

risk exposure
in

terms

of

capital-at-risk,

the

assessment

by

rating

agencies,
comparisons

with

peers

and

the

effect

of

expected

accounting
policy changes.
▲

Monitoring

is based

on

these internal

limits and

targets

and
provides

indications

if

any

changes

are

required. Any

breach

of
limits in place triggers a series of required remediating actions.
Group

Treasury

plans

for

and

monitors

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

basis and

focus on

key developments

during the
reporting period and information

in accordance with the

Basel III
framework, as applicable to Swiss SRBs.
Additional

regulatory

disclosures

for

UBS

Group

AG

on

a
consolidated basis are provided in our 31 December 2021 Pillar 3
Report. The Pillar 3 Report

further includes information

relating to
our

significant

regulated

subsidiaries

and

sub-groups

(UBS AG
standalone,

UBS

Switzerland

AG

standalone,

UBS Europe

SE
consolidated and

UBS Americas

Holding LLC

consolidated) as

of
31 December 2021 and is available under “Pillar

3 disclosures” at
ubs.com/investors
.
Capital

and

other

regulatory

information

for

UBS AG
consolidated

in

accordance

with

the

Basel III

framework,

as
applicable to Swiss SRBs, is provided in the combined UBS Group
AG

and

UBS AG

Annual Report

2021,

available

under

“Annual
reporting” at
ubs.com/investors
.
Regulatory framework
The

Basel III

framework

came

into

effect

in

Switzerland

on
1 January 2013 and

is embedded

in the Swiss

Capital Adequacy
Ordinance

(the CAO).

The CAO

also includes

the too-big-to-fail
provisions applicable to

Swiss SRBs,

which have

been fully

phased-
in since 1 January 2020.
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

Our
existing

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

two years (i.e., are

in the last year

of eligibility). However,
once at least

75% of the

gone concern requirement

has been met
with instruments that

have a remaining

maturity of greater

than
two

years,

all

instruments

that

have

a

remaining

maturity

of
between one and two years

remain eligible to be included in

the
total gone concern capital.

›

Refer to “Bondholder information,” available

at
ubs.com/investors
, for more information about the eligibility

of
capital and senior unsecured debt instruments

and key features
and terms and conditions of capital instruments
Total loss-absorbing capacity and leverage ratio requirements
Going concern capital requirements
Under the Swiss SRB requirements, total going concern minimum requirements for all Swiss

SRBs are a capital ratio

requirement of
12.86%

of

RWA

and

a

leverage

ratio

requirement

of

4.5%.

In
addition

to

these

minimum

requirements,

an

add-on

reflecting
the

degree

of

systemic importance

is applied,

based

on market
share and LRD. The applicable market share add-on requirements for

UBS

increased

0.36%

to

0.72%

of

RWA

and

0.125%

to
0.25% of LRD, reflecting an increase in

UBS’s market share in the
Swiss credit business to more than 17%. The applicable

LRD add-
on

requirements

remained

unchanged

at

0.72%

of

RWA

and
0.25% of LRD, as our Group LRD remained within the same add-
on bucket.

Effective

from

27 March

2020,

the

Swiss

Federal

Council
deactivated the countercyclical buffer requirement of 2% on risk-
weighted

positions

that

are

directly

or

indirectly

backed

by
residential

properties

in

Switzerland

to

support

the

lending
capacity of

banks. Even

though the

Swiss countercyclical

buffer
requirement

was

not

active

in

2021
,   we
continued

to
apply
additional countercyclical buffer requirements

introduced in other
BCBS

member jurisdictions,

which result

in an

additional

buffer
requirement of

0.02%. In

January 2022, the

Swiss Federal

Council
decided, at the

request of the

Swiss National Bank,

to reactivate
the

countercyclical

capital

buffer,

at

a

maximum level

of

2.5%.
The reactivated

countercyclical capital

buffer will

become effective
on

30 September

2022

and

is

expected

to

increase

our

CET1
capital requirement by approximately 30 basis points.

The

total

going

concern

capital

requirements

applicable

are
14.32%

of

RWA

(including

countercyclical

buffer

requirements)
and

5.00%

of

LRD.

Furthermore,

of

the

total

going

concern
capital requirement of 14.32% of RWA, at least

10.02% must be
met

with

CET1

capital,

while

a

maximum

of

4.3%

can

be

met
with

high-trigger

loss-absorbing

AT1

capital

instruments
(including

our

existing
outstanding

low
-
trigger

AT1

capital
instruments, which qualify

until their first call

date as mentioned
above).

Similarly, of the total going

concern leverage ratio requirement
of 5.00%, at least

3.5% must be met with

CET1 capital, while a
maximum of

1.5% can

be met

with high-trigger

loss-absorbing
AT1 capital

instruments (including

our existing

outstanding low-
trigger AT1

capital instruments, which

qualify until their

first call
date as mentioned above).

Gone concern loss-absorbing capacity requirements
As an internationally active Swiss SRB, UBS

is also subject to gone
concern loss-absorbing capacity requirements. The gone

concern
requirements also include add-ons for market share and LRD.

Under the Swiss

SRB framework, banks

are eligible for

a rebate
on

the

gone

concern

requirement

if

they

take

actions

that
facilitate

recovery

and

resolvability

beyond

the

minimum
requirements. The amount

of the rebate

for improved resolvability
is

assessed

annually

by

FINMA.

Based

on

actions

we

had
completed

by

December

2020

to

improve

resolvability,

FINMA
granted a rebate on

the gone concern

requirement of 55% of

the
aforementioned

maximum

rebate

in

the

third

quarter

of

2021,
which resulted

in a

reduction of

3.14 percentage points

for the
RWA-based

requirement

and

1.10 percentage

points

for

the
LRD-based requirement.
Our

gone

concern

requirements

are

further

reduced

when
higher

quality

capital

instruments
  (
CET1

capital,
low - trigger
loss - absorbing
AT1

or

certain

low
- trigger   tier
2

capital
instruments)

are used to meet gone concern

requirements. As of
31
December

202
1 , UBS used low -
trigger

tier

2

capital
instruments

to

fulfill

gone

concern

requirements,

resulting

in

a
reduction o f 0.4 3
percentage

points

for

the

RWA
- based
requirement

and

0.
1 2   percentage
points

for

the

LRD
- based
requirement.
Until 31 December 2021, the gone concern

requirement after
the

application

of

the

rebate

for

resolvability

measures

and

the
reduction

for

the

use

of

higher

quality

capital

instruments

was
floored

at

8.6%

and

3%

for

the

RWA
-
and

LRD
- based
requirements ,   respectively.
From

1

January

2022

onward,

this
floor increased to 10% and 3.75%

for the RWA- and LRD-based
requirements,

respectively.
In

this
  report ,
we

refer

to

the

RWA
-
based

gone

concern
requirements

as

gone

concern

loss-absorbing

capacity
requirements and

the RWA-based

gone concern

ratio is

referred
to as the gone concern loss-absorbing capacity ratio.
The

table
below
provides

the

RWA
-   and   LRD - based
requirements and information as of 31 December 2021.

Swiss SRB going and gone concern requirements and information
As of 31.12.21 RWA LRD
USD million, except where indicated in % in %
Required going concern capital
Total going concern capital

14.32
1

43,281

5.00
1

53,443
Common equity tier 1 capital

10.02

30,286

3.50
2

37,410
of which: minimum capital

4.50

13,599

1.50

16,033
of which: buffer capital

5.50

16,621

2.00

21,377
of which: countercyclical buffer

0.02

66
Maximum additional tier 1 capital

4.30

12,995

1.50

16,033
of which: additional tier 1 capital

3.50

10,577

1.50

16,033
of which: additional tier 1 buffer capital

0.80

2,418
Eligible going concern capital
Total going concern capital

20.02

60,488

5.66

60,488
Common equity tier 1 capital

14.98

45,281

4.24

45,281
Total loss-absorbing additional tier 1 capital
3

5.03

15,207

1.42

15,207
of which: high-trigger loss-absorbing additional tier 1 capital

4.23

12,783

1.20

12,783
of which: low-trigger loss-absorbing additional tier 1 capital

0.80

2,425

0.23

2,425
Required gone concern capital
Total gone concern loss-absorbing capacity
4

10.74

32,444

3.78

40,388
of which: base requirement
5

12.86

38,864

4.50

48,099
of which: additional requirement for market share and LRD

1.44

4,352

0.50

5,344
of which: applicable reduction on requirements

(3.56)

(10,772)

(1.22)

(13,056)
of which: rebate granted (equivalent to 55% of maximum rebate)

(3.14)

(9,474)

(1.10)

(11,757)
of which: reduction for usage of low-trigger tier 2 capital instruments

(0.43)

(1,298)

(0.12)

(1,298)
Eligible gone concern capital
Total gone concern loss-absorbing capacity

14.65

44,264

4.14

44,264
Total tier 2 capital

1.04

3,144

0.29

3,144
of which: low-trigger loss-absorbing tier 2 capital

0.86

2,596

0.24

2,596
of which: non-Basel III-compliant tier 2 capital

0.18

547

0.05

547
TLAC-eligible senior unsecured debt

13.61

41,120

3.85

41,120
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.06

75,725

8.78

93,831
Eligible total loss-absorbing capacity

34.66

104,752

9.80

104,752
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

302,209
Leverage ratio denominator

1,068,862
1 Includes applicable add-ons of 1.44% for

RWA and 0.50% for LRD.

2 Our minimum CET1 leverage ratio requirement of 3.5%

consists of a 1.5% base requirement, a 1.5%

base buffer capital requirement, a 0.25%
LRD add-on requirement and a 0.25% market

share add-on requirement based on our Swiss credit business.

3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1)

capital instruments, which are
available under the Swiss SRB

framework to meet the going concern

requirements until their first call

date. As of their first call

date, these instruments are eligible to

meet the gone concern requirements.

4 A maximum
of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with
instruments that have a remaining

maturity of greater than

two years, all instruments

that have a remaining

maturity of between one

and two years remain

eligible to be included in

the total gone concern

capital.

5 The gone concern requirement after the application of the rebate for resolvability measures and the reduction for the use of higher quality capital instruments is floored at 8.6% and 3% for the RWA-

and LRD-based
requirements, respectively. This means that the combined reduction may not exceed 5.7 percentage points for the RWA-based requirement of 14.3% and

2.0 percentage points for the LRD-based requirement of 5.0%.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity
Swiss SRB going and gone concern information
USD million, except where indicated 31.12.21 31.12.20
Eligible going concern capital
Total going concern capital

60,488

56,178
Total tier 1 capital

60,488

56,178
Common equity tier 1 capital

45,281

39,890
Total loss-absorbing additional tier 1 capital

15,207

16,288
of which: high-trigger loss-absorbing additional tier 1 capital

12,783

13,711
of which: low-trigger loss-absorbing additional tier 1 capital

2,425

2,577
Eligible gone concern capital
Total gone concern loss-absorbing capacity

44,264

45,545
Total tier 2 capital

3,144

7,744
of which: low-trigger loss-absorbing tier 2 capital

2,596

7,201
of which: non-Basel III-compliant tier 2 capital

547

543
TLAC-eligible senior unsecured debt

41,120

37,801
Total loss-absorbing capacity
Total loss-absorbing capacity

104,752

101,722
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

302,209

289,101
Leverage ratio denominator

1,068,862

1,037,150
1
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

20.0

19.4
of which: common equity tier 1 capital ratio

15.0

13.8
Gone concern loss-absorbing capacity ratio

14.6

15.8
Total loss-absorbing capacity ratio

34.7

35.2
Leverage ratios (%)
1
Going concern leverage ratio

5.7

5.4
of which: common equity tier 1 leverage ratio

4.24

3.85
Gone concern leverage ratio

4.1

4.4
Total loss-absorbing capacity leverage ratio

9.8

9.8
1 The leverage ratio

denominator (LRD) and leverage ratios

for 31 December 2020 do

not reflect the effects of the

temporary exemption that applied

from 25 March 2020 until

1 January 2021 and was

granted by
FINMA in connection

with COVID-19.

Refer to the

“Regulatory and legal

developments” section

and to

“Application

of the temporary

COVID-19-related FINMA

exemption of central

bank sight deposits”

in the
“Capital, liquidity and funding, and balance sheet” sections of our Annual Report 2020 for more information.

Audited |
Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million 31.12.21 31.12.20
Total IFRS equity
61,002
59,765
Equity attributable to non-controlling interests
(340)
(319)
Defined benefit plans, net of tax
(270)
(41)
Deferred tax assets recognized for tax loss carry-forwards
(4,565)
(5,617)
Deferred tax assets on temporary differences, excess over threshold
(49)
(5)
Goodwill, net of tax
1
(5,838)
(6,319)
Intangible assets, net of tax
(180)
(296)
Compensation-related components (not recognized in net

profit)
(1,700)
(1,349)
Expected losses on advanced internal ratings-based portfolio less provisions
(482)
(330)
Unrealized (gains) / losses from cash flow hedges, net of tax
(628)
(2,321)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date
315
382
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date
(50)
(45)
Unrealized gains related to debt instruments at fair value through

OCI, net of tax
(68)
(152)
Prudential valuation adjustments
(167)
(150)
Accruals for dividends to shareholders
(1,700)
(1,314)
Capital reserve for potential share repurchases
(2,000)
Other
1
0
Total common equity tier 1 capital
45,281
39,890
1 Includes goodwill

related to significant

investments in financial

institutions of USD
22

million as of 31

December 2021 (31

December 2020: USD
413

million) presented on

the balance sheet

line Investments in
associates.
▲

Total loss-absorbing capacity and movement

Our total

loss-absorbing capacity increased

by USD 3.0 billion

to
USD 104.8 billion as of 31 December 2021.

Going concern capital and movement
Audited |

Our

CET1

capital mainly

consists of:

share

capital; share
premium,

which

primarily

consists

of

additional

paid-in

capital
related

to

shares
issued;
and

retained

earnings.

A

detailed
reconciliation of

IFRS

equity

to

CET1

capital

is

provided

in

the
“Reconciliation of IFRS equity to Swiss

SRB common equity tier 1
capital” table.

Our

CET1

capital

increased

by

USD
5.4

billion

to

USD
45.3
billion as

of 31 December

2021, mainly

as a

result of

operating
profit before

tax of

USD
9.5

billion, a

USD
0.5

billion increase

in
eligible deferred

tax assets

on temporary

differences, a

USD
0.4
billion decrease

in deduction

of goodwill

resulting from

the sale
of

our

remaining

minority

investment

in

Clearstream

Fund
Centre AG (previously Fondcenter

AG) and

an increase of

USD
0.2
billion related

to the

launch of

our new

operational partnership
entity

with

Sumitomo

Mitsui

Trust

Holdings,

Inc.

These

effects
were partly offset by dividend accruals of USD
1.7

billion, current
tax expenses

of USD
1.6

billion, share

repurchases under

our share
repurchase program of USD
0.6

billion, negative foreign currency
effects of

USD
0.6

billion, compensation- and

own share-related
capital components of USD
0.4

billion, and negative effects from
defined benefit plans of USD
0.2

billion.
Our

share

repurchases

in

2021

decreased

CET1

capital

by
USD
0.6

billion,

reflecting

shares

repurchased

under

our

share
repurchase programs

of USD
2.6

billion, partly

offset by

the use
of the

capital reserve

for potential share

repurchases of

USD
2.0
billion.

The

capital

reserve

for

potential

share

repurchases

was
fully utilized during 2021.
›
Refer to “UBS shares” in this section for more

information about
our share repurchase programs

Our loss-absorbing additional tier 1 (AT1) capital decreased by
USD
1.1

billion

to

USD
15.2

billion,

mainly

due

to

two

calls

of
USD
2.6

billion

of

AT1

capital

instruments

denominated

in

US
dollars

and

foreign

currency

translation

and

interest

rate

risk
hedge effects,

partly offset

by two issuances

of USD
2.25

billion
of AT1 capital instruments denominated in US dollars.
▲

Gone concern loss-absorbing capacity and movement
Audited |

Our total gone

concern loss-absorbing capacity decreased
by USD 1.3

billion to

USD
44.3

billion as

of 31 December

2021 and
included

USD
41.1

billion

of

TLAC-eligible

senior

unsecured
debt.
▲

The

decrease

was

mainly

due

to

four

TLAC-eligible

senior
unsecured debt instruments

denominated in US dollars,

euro and
Swiss francs

that ceased to

be eligible as

they had less

than one
year to maturity, the call of a low-trigger tier 2 capital instrument denominated

in euro,

a

low-trigger loss-absorbing

tier 2

capital
instrument denominated

in US

dollars that

ceased to

be eligible
as it

had less

than one

year to

maturity, and

the call

of a

TLAC-
eligible senior

unsecured debt

instrument denominated

in euro,
as well as

interest rate risk

hedge, foreign

currency translation and
other effects. These

decreases were partly

offset by 16

issuances
of TLAC-eligible senior unsecured debt instruments

denominated
in euro,

US dollars,

Swiss francs,

pounds sterling

and Australian
dollars.
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio increased

1.2 percentage points to 15.0%,
reflecting a USD 5.4

billion increase in

CET1 capital

that was

partly
offset by a USD 13.1 billion increase in RWA.

Our CET1

leverage ratio

increased 0.39

percentage points

to
4.24% as of 31 December 2021, as the aforementioned increase in CET1

capital was

partly offset

by a

USD 32 billion

increase in
LRD.
Our gone

concern loss-absorbing

capacity ratio

decreased from
15.8% to 14.6% and our gone concern leverage ratio decreased from

4.4%

to

4.1%,

mainly

driven by

an

increase in

RWA and
LRD,

respectively,

and
the

aforementioned
decrease
in

gone
concern loss-absorbing capacity.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB total loss-absorbing capacity movement
USD million
Going concern capital
Swiss SRB
Common equity tier 1 capital as of 31.12.20 39,890
Operating profit before tax 9,484
Current tax (expense) / benefit (1,564)
Deferred tax assets on temporary differences 544
Goodwill and intangible assets 519
Accruals for proposed dividends to shareholders (1,700)
Share repurchase program (2,612)
Capital reserve for potential share repurchases 2,000
Foreign currency translation effects before tax (570)
Compensation-

and own share-related capital components
(441)
Defined benefit plans
1
(234)
Other (34)
Common equity tier 1 capital as of 31.12.21 45,281
Loss-absorbing additional tier 1 capital as of 31.12.20 16,288
Issuance of high-trigger loss-absorbing additional tier 1 capital

2,250
Call of high-trigger loss-absorbing additional tier 1 capital (2,600)
Interest rate risk hedge, foreign currency translation and other effects

(731)
Loss-absorbing additional tier 1 capital as of 31.12.21 15,207
Total going concern capital as of 31.12.20 56,178
Total going concern capital as of 31.12.21 60,488
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.20 7,744
Call of low-trigger loss-absorbing tier 2 capital (2,415)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year
(2,020)
Interest rate risk hedge, foreign currency translation and other effects

(166)
Tier 2 capital as of 31.12.21 3,144
TLAC-eligible senior unsecured debt as of 31.12.20 37,801
Issuance of TLAC-eligible senior unsecured debt 11,956
Call of TLAC-eligible senior unsecured debt (2,027)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year
(4,248)
Interest rate risk hedge, foreign currency translation and other effects

(2,362)
TLAC-eligible senior unsecured debt as of 31.12.21 41,120
Total gone concern loss-absorbing capacity as of 31.12.20 45,545
Total gone concern loss-absorbing capacity as of 31.12.21 44,264
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.20 101,722
Total loss-absorbing capacity as of 31.12.21 104,752
1 Includes a pension

plan curtailment of USD

80 million that reduced

the defined benefit obligation

and a USD 254

million payment of

the second installment to

employees’ retirement assets in

the Swiss pension
fund. As announced in 2018, a similar contribution will be made in the first quarter of 2022. Refer to “Note

29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section
of the Annual Report 2019 for more information.

Additional information
Active management of sensitivity to foreign exchange
movements
Group

Treasury

is

mandated

to

minimize

adverse

effects

from
changes

in

foreign

currency

rates

on

our

CET1

capital

and / or
CET1 capital

ratio. A

significant portion

of our

CET1 capital

and
RWA

is denominated

in Swiss

francs, euro,

pounds sterling

and
other currencies.

In order

to hedge

the CET1

capital ratio,

CET1
capital

needs

to

have

foreign

currency

exposure,

leading

to
foreign currency rates sensitivity of CET1 capital.

As

a

consequence,

it

is

not

possible

to

simultaneously

fully
hedge CET1 capital and the CET1 capital ratio. As the proportion of

RWA

denominated

in

currencies

other

than

the

US

dollar
outweighs CET1 capita
l

in
such
currencies,

a

significant
appreciation of the

US dollar

against such currencies

could benefit
our capital ratios, while a significant depreciation of the US dollar against these currencies could adversely affect our capital ratios.
The Group Asset and Liability Committee (the Group ALCO), a
committee of

the Group

Executive Board,

has mandated

Group
Treasury to

adjust the

currency mix of

CET1 capital,

within limits
set

by

the

BoD,

to

balance

the

effect

of

foreign

exchange
movements on CET1 capital and the CET1 capital ratio. Limits are in

place

for

the

sensitivity

of

both

CET1

capital

and

the

CET1
capital

ratio

to

an

appreciation

or

depreciation

of

10%

in

the
value of the US dollar against other currencies.
Sensitivity to currency movements

Risk-weighted assets
We

estimate

that

a 10%

depreciation

of

the

US dollar

against
other

currencies

would

have

increased

our

RWA

by

USD 13
billion

and

our

CET1

capital

by
USD   1. 4
billion

as

of
31   December   202 1   (31   December 2020 : USD   1 3
billion

and
USD 1.3

billion,

respectively

)

and

decreased

our

CET1

capital
ratio 15

basis points

(31 December

2020:

15 basis points)

.
Conversely,

we

estimate

that

a

10%

appreciation

of

the

US
dollar against other currencies

would have decreased our RWA

by
USD   1
1

billion

and

our

CET1

capital

by
USD   1. 3   billion
(31   December 20 20 : USD   1 2
billion

and
USD   1. 2   billion,
respectively)

and increased our

CET1 capital ratio

14 basis points
(31 December 2020: 15 basis points).

Leverage ratio denominator
Our

leverage

ratio

is

also

sensitive

to

foreign

exchange
movements as a result of

the currency mix of our

capital and LRD.
When adjusting

the currency

mix in

capital, potential

effects on
the going concern

leverage ratio are

taken into account

and the
sensitivity of the

going concern leverage ratio

to an appreciation
or depreciation of 10% in

the value of the

US dollar against other
currencies is actively monitored.
We estimate that a 10% depreciation of

the US dollar against
other currencies would have increased our LRD

by USD 63 billion
as

of

31 December

2021

(31 December

2020:

USD 65

billion)
and decreased
our

Swiss

SRB

going

concern

leverage

ratio
15 basis points (31 December 2020:

16

basis points). Conversely,
we

estimate

that

a

10%

appreciation

of

the

US

dollar

against
other currencies would have decreased our LRD by

USD 57 billion
(31 December 20

20:

USD 58

billion) and increased our Swiss

SRB
going concern leverage

ratio 16 basis points

(31 December 20

20:
16

basis points)

.
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
“ Note
18

Provisions

and

contingent

liabilities
”
in

the

“Consolidated

financial

statements”

section

of

this

report.

We
have employed
for

this

purpose

the

advanced

measurement
approach (AMA) methodology that

we use when

determining the
capital requirements associated with operational risks,

based on a
99.9%

confidence

level

over

a

12-month

horizon.

The
methodology

takes

into

consideration

UBS

and

industry
experience for

the AMA

operational risk

categories to

which those
matters correspond, as well as the

external environment affecting
risks of

these types,

in isolation

from other

areas. On

this basis,
we estimate the maximum loss in

capital that we could incur over
a 12-month

period as

a result

of our

risks associated

with these
operational risk

categories at

USD 4.0 billion

as of

31 December
2021,

with

no

change

to

prior

year-end.

This

estimate

is

not
related

to

and

does

not

take

into

account

any

provisions
recognized

for

any

of

these

matters

and

does

not

constitute

a
subjective

assessment

of

our

actual

exposure

in

any

of

these
matters.
›
Refer to “Non-financial risk” in the “Risk

management and
control” section of this report for more information
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
d
substantial

liquidity

to
,
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
,
or

to

otherwise

limit
the

activities

of
subsidiaries.

Supervisory

authorities

also

may

require

entities

to
measure capital and

leverage ratios on a

stressed basis,

and may
limit the

ability of

the entity

to engage

in new

activities or

take
capital actions based on the results of those tests.

›
Refer to the 31 December 2021 Pillar 3

Report,

available under
“Pillar 3 disclosures” at ubs.com/investors ,   for more capital and
other regulatory information about our significant

regulated
subsidiaries and sub-groups
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
The
joint

liability

amounts
have

declined

as

obligations
matured, terminated or were

novated following the transfer

date.
As

of

31 December

2021,

the

liability

of

UBS

Switzerland

AG
amounted to CHF 5.2 billion (the equivalent of USD 5.7 billion),

a
decrease

of

CHF

3.7

billion

(USD
  4.4   billion)
compared

with
31 December 2020.

The respective

liability of

UBS AG

has been
substantially extinguished.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets
RWA development in 2021
During

2021, RWA

increased

by USD 13.1

billion

to USD 302.2
billion, primarily

driven by

increases

of USD 12.0

billion in

credit
and counterparty

credit risk

RWA,

USD 1.0 billion

in operational
risk

RWA

and

USD 0.9

billion

in

non-counterparty-related

risk.
These increases were partly

offset by a

decrease of USD 0.8

billion
in market risk RWA.
›

Refer to the 31 December 2021 Pillar 3

Report,

available under
“Pillar 3 disclosures” at ubs.com/investors , for more information about RWA movements and definitions of RWA movement key
drivers

Movement in risk-weighted assets by key driver
USD billion
RWA as of
31.12.20
Currency
effects
Methodology
and policy
changes
Model
updates /
changes
Regulatory
add-ons
Asset size and
Other
1
RWA as of
31.12.21
Credit and counterparty credit risk
2
178.1 (4.1) 2.0 5.3 3.1 5.8 190.1
Non-counterparty-related risk
3
23.4 (0.3) 1.2 24.3
Market risk 11.8 (0.1) 3.1
4
(3.7) 11.1
Operational risk 75.8 1.0 76.7
Total 289.1 (4.4) 2.0 6.1 6.2 3.2 302.2
1 Includes

the Pillar

3 categories

“Asset

size,”

“Credit quality

of counterparties,”

“Acquisitions

and disposals”

and “Other.”

Refer to

the 31

December 2021

Pillar 3

Report under

“Pillar 3

disclosures”

at
ubs.com/investors for more

information.

2 Includes settlement

risk, credit valuation

adjustments, equity

exposures in the

banking book and

securitization exposures in

the banking book.

3 Non-counterparty-
related risk includes deferred tax assets recognized for temporary differences, property, equipment, software

and other items.

4 As of 31 December 2021, the regulatory add-on related to

time decay was USD 3.5
billion.

Credit and counterparty credit risk
Credit

and counterparty

credit risk

RWA

increased

by USD 12.0
billion to USD 190.1

billion as

of 31 December

2021. This increase
was partly driven

by asset size and

other movements of

USD 5.8
billion,

due to an increase

in asset size

of USD 8.8 billion, mainly
due to loan growth

in Global Wealth

Management, partly offset
by asset

quality movements

of USD 3.1

billion, mainly

reflecting
improvements in counterparty

ratings and

loss given

default (LGD)
in

Global

Wealth

Management

and

Personal

&

Corporate
Banking.

Also,

2021 included

increases

from

model

updates of
USD 5.3

billion,

regulatory

add-ons

of

USD 3.1

billion,

and
methodology

and

policy

changes

of

USD 2.0

billion.

These
increases were partly offset by decreases from currency effects of
USD 4.1 billion.

Movement in credit and counterparty credit risk RWA by key driver
1
USD billion
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group

Functions Group
Total credit and counterparty credit risk RWA as of 31.12.20 46.7 62.8 2.9 58.5 7.2 178.1
Asset size 5.5 1.1 0.3 1.8 0.1 8.8
Asset quality (1.3) (1.1) 0.0 (0.4) (0.3) (3.1)
Model updates 4.3 1.2 0.0 (0.2) 0.0 5.3
Methodology and policy changes 1.7 0.3 0.0 0.0 0.0 2.0
Regulatory add-ons 0.2 0.7 0.0 2.3 (0.1) 3.1
Acquisitions and disposals 0.0 0.0 0.0 0.0 0.0 0.0
Foreign exchange movements (0.6) (1.6) 0.0 (1.4) (0.5) (4.1)
Other 0.4 (0.4) 0.0 0.0 0.0 0.1
Total movement 10.2 0.2 0.3 2.1 (0.8) 12.0
Total credit and counterparty credit risk RWA as of 31.12.21 56.9 63.0 3.2 60.5 6.4 190.1
1 Refer to the 31 December 2021 Pillar 3 Report under “Pillar 3 disclosures” at ubs.com/investors for the definitions of credit and counterparty credit risk RWA movement categories.

Model updates
The

increase

in

credit

and

counterparty

credit

risk

RWA

from
model

updates

of

USD 5.3

billion

was

primarily

driven

by

the
phase-in impacts for structured margin

loans and similar products
in

Global

Wealth

Management

of

USD 2.1

billion

and

by

new
probability

of

default

(PD)

and

LGD

models

for

the

mortgage
portfolio

in

the

US

of

USD

2.0

billion.

In

addition,

we

have
updated

the

LGD

model

for

mortgages

in

Switzerland,

which
resulted

in

an

RWA

increase

of

USD 0.9

billion

and

was

partly
offset

by

an

RWA

reduction

of

USD 0.3

billion

related

to

the
introduction

of

new

models

for

the

leasing

of

aircraft

and
industrial goods.

›

Refer to “Credit risk models” in the “Risk management

and
control” section of this report for more information about

model
updates
Methodology changes
The

increase

in

credit

and

counterparty

credit

risk

RWA

from
methodology changes

of USD 2.0 billion

was primarily driven

by
a

change

related

to

credit

valuation

adjustment

(CVA)

risk

for
derivative

exposures

with

Lombard

clients
that
resulted

in

an
increase of

USD 1.1 billion

in

RWA.

Additionally,

the

approach
used

for

the

covered

bonds

within

the

high-quality

liquid

asset
(HQLA) portfolio

has been

changed from

the advanced

internal
ratings-based (A-IRB) approach

to the standardized

approach, as
requested

by

FINMA,

resulting

in

an

RWA

increase

of

USD 1.0
billion.
Regulatory add-ons
The

increase

in

credit

and

counterparty

credit

risk

RWA

from
regulatory add-ons of USD

3.1 billion was

primarily driven by

add-
ons

for

prime

brokerage

clients

of

USD 2.4

billion,

credit

card
exposures

in

Switzerland

of

USD 0.5

billion,

as

well

as

clients
leasing aircraft and industrial goods of USD 0.4 billion.
›

Refer to the “Risk management and control”

section of this
report and the 31 December 2021

Pillar 3 Report,

available under
“Pillar 3 disclosures” at ubs.com/investors , for more information about credit and counterparty credit risk developments

We

expect

that

further

methodology

changes

and

model
updates,

as

well

as

regulatory

add-ons,

will

increase

credit

and
counterparty credit

risk RWA

by around

USD 10 billion

in 2022.
The extent and timing of RWA changes

may vary as methodology
changes and model

updates are completed

and receive regulatory
approval. In addition, changes in

the composition of the relevant
portfolios and other market factors will affect RWA.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Non-counterparty-related risk

Non-counterparty credit risk RWA increased by USD 0.9 billion to
USD 24.3

billion as of 31 December 202

1, primarily driven by an
increase in deferred tax assets on temporary differences.
Market risk
Market risk RWA decreased by USD 0.8

billion to USD 11.1 billion
as

of

31

December

202
1 , primarily
driven

by

a

decrease

of
USD 3.7 billion from

portfolio and market movements

,

mostly in
the

Investment Bank’s

Global Markets

business.

This was

partly
offset by an increase

from regulatory add-ons of

USD 3.1 billion,
primarily related to time decay. The integration of time

decay into
the

regulatory

VaR

model

is

subject

to

further

discussions
between FINMA and UBS.

›

Refer to the “Risk management and control”

section of this
report and the 31 December 2021 Pillar 3 Report,

available under
“Pillar 3 disclosures” at ubs.com/investors,

for more information
about market risk developments
Operational risk

Operational

risk RWA

increased

by USD

1.0 billion

to

USD 76.7
billion as of

31 December 2021,

driven by

the annual

recalibration
of

the

AMA

model

used

for

the

calculation

of

operational

risk
capital. Allocations to

the business divisions

changed in the

fourth
quarter of 2021,

as certain historical

losses dropped from

the time
window that is relevant for the internal allocation approach.
We are

assessing the effect

of the

verdict in

the French

cross-
border

matter

and

the

corresponding

changes

in

provisions

for
litigation, regulatory and similar matters on operational risk RWA in

consultation

with

FINMA.

We

expect

to

reflect

additional
operational risk RWA in the first quarter of

2022, with a potential
single -
digit

billion

US

dollar

operational

risk

RWA

impact
following completion of this assessment.
›
Refer to “Advanced measurement approach model”

in the “Risk
management and control” section of this report for

more
information about the AMA model

Risk-weighted assets by business division and Group Functions
USD billion
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group

Functions
Total
RWA
31.12.21
Credit and counterparty credit risk
1
56.9 63.0 3.2 60.5 6.4 190.1
Non-counterparty-related risk
2
6.2 2.0 0.6 3.5 12.0 24.3
Market risk 1.6 0.0 8.1 1.5 11.1
Operational risk 35.2 8.1 3.0 20.2 10.3 76.7
Total 99.8 73.2 6.9 92.2 30.1 302.2
31.12.20
Credit and counterparty credit risk
1
46.7 62.8 2.9 58.5 7.2 178.1
Non-counterparty-related risk
2
6.2 2.1 0.7 3.6 10.7 23.4
Market risk 1.4 0.0 9.0 1.4 11.8
Operational risk 32.8 7.2 3.3 23.2 9.3 75.8
Total 87.2 72.1 6.9 94.3 28.7 289.1
31.12.21 vs 31.12.20

Credit and counterparty credit risk
1
10.2 0.2 0.3 2.1 (0.8) 12.0
Non-counterparty-related risk
2
0.0 (0.1) (0.1) (0.2) 1.2 0.9
Market risk 0.1 0.0 (0.9) 0.1 (0.8)
Operational risk 2.4 0.9 (0.3) (3.0) 1.0 1.0
Total 12.7 1.1 (0.1) (2.0) 1.5 13.1
1 Includes settlement risk, credit

valuation adjustments, equity exposures in the banking

book and securitization exposures in

the banking book.

2 Non-counterparty-related risk includes deferred

tax assets recognized
for temporary differences (31 December 2021: USD 11.4

billion; 31 December 2020: USD 10.0 billion), as well

as property, equipment, software and

other items (31 December 2021: USD 12.9 billion; 31

December
2020: USD 13.4 billion).

Leverage ratio denominator
LRD increased by USD 32 billion

to USD 1,069 billion as of 31 December

2021, driven by asset size and

other movements of USD 54
billion,

partly offset by a decrease due to currency effects of USD 23 billion.

Movement in leverage ratio denominator by key driver
USD billion
LRD as of

31.12.20
1
Currency

effects
Asset size and

other
LRD as of

31.12.21
On-balance sheet exposures (excluding derivative exposures

and SFTs)
2
806.6 (17.0) 57.8 847.4
Derivative exposures 96.6 (2.7) (3.0) 90.9
Securities financing transactions 115.3 (2.3) (3.9) 109.2
Off-balance sheet items

31.3 (0.7) 2.2 32.8
Deduction items (12.8) 0.1 1.2 (11.5)
Total 1,037.1 (22.6) 54.3 1,068.9
1 The respective period shown ending on 31 December 2020 does not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer

to the “Regulatory and

legal developments” section and

to “Application

of the temporary COVID

-19-related FINMA exemption of

central bank sight deposits”

in the “Capital, liquidity

and
funding, and balance

sheet” section of

our Annual Report

2020, available under

“Annual reporting”

at ubs.com/investors,

for more information.

2 The exposures

exclude derivative financial

instruments, cash
collateral receivables on

derivative instruments,

receivables from SFTs,

and margin loans,

as well as prime

brokerage receivables

and financial assets

at fair value

not held for trading,

both related to SFTs.

These
exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

On-balance

sheet

exposures

(excluding

derivative

exposures
and SFTs)

increased by

USD 58 billion,

mainly driven

by an

increase
in central

bank balances

partly offset

by disposal

of high-quality
liquid asset (HQLA) securities in Group

Treasury, as well as higher
lending

balances,

mainly

in

Global

Wealth

Management,

and
trading assets in the Investment Bank.
Derivative

exposures
de
creased

by
USD   3
billion,

reflecting

market-driven movements and lower client volumes mainly in the
Investment Bank.
SFTs

decreased

by

USD 4

billion,

mainly

due

to

lower

prime
brokerage receivables and

margin loan repayments

as a result of
client activities in the Investment Bank.

›
Refer to “Balance sheet and off-balance sheet”

in this section for
more information about balance sheet movements

Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator by business division and Group Functions
USD billion
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group

Functions
Total

31.12.21
Total IFRS assets 395.2 225.4 25.6 346.4 124.5 1,117.2
Difference in scope of consolidation
1
0.0 0.0 (21.5) (0.1) 0.0 (21.6)
Less: derivative exposures and SFTs
2
(25.9) (11.8) (0.1) (159.2) (51.2) (248.2)
On-balance sheet exposures 369.3 213.6 4.1 187.1 73.3 847.4
Derivative exposures 5.8 1.4 0.0 79.0 4.7 90.9
Securities financing transactions 22.6 10.9 0.0 45.7 29.9 109.2
Off-balance sheet items

7.2 17.5 0.0 7.6 0.5 32.8
Items deducted from Swiss SRB tier 1 capital
(5.3) (0.2) (1.2) (0.3) (4.4) (11.5)
Total 399.6 243.2 2.9 319.2 104.0 1,068.9
31.12.20
3
Total IFRS assets 367.7 231.7 28.6 369.7 128.1 1,125.8
Difference in scope of consolidation
1
(0.1) (21.1) 0.0 0.1 (21.2)
Less: derivative exposures and SFTs
2
(34.0) (16.7) (0.7) (191.6) (54.9) (298.0)
On-balance sheet exposures 333.6 215.0 6.7 178.0 73.3 806.6
Derivative exposures 6.6 2.0 0.0 82.7 5.3 96.6
Securities financing transactions 30.1 15.1 0.7 46.5 22.9 115.3
Off-balance sheet items

6.1 16.3 0.0 8.5 0.4 31.3
Items deducted from Swiss SRB tier 1 capital (5.2) (0.1) (1.6) (0.3) (5.5) (12.8)
Total 371.2 248.3 5.8 315.5 96.2 1,037.1
31.12.21 vs 31.12.20
Total IFRS assets 27.5 (6.3) (2.9) (23.3) (3.6) (8.6)
Difference in scope of consolidation
1
0.1 0.0 (0.4) (0.1) (0.1) (0.5)
Less: derivative exposures and SFTs
2
8.1 4.9 0.7 32.5 3.7 49.8
On-balance sheet exposures 35.7 (1.4) (2.7) 9.1 0.0 40.8
Derivative exposures (0.8) (0.6) 0.0 (3.7) (0.6) (5.7)
Securities financing transactions (7.5) (4.2) (0.7) (0.8) 7.0 (6.2)
Off-balance sheet items

1.1 1.2 (0.9) 0.1 1.5
Items deducted from Swiss SRB tier 1 capital
(0.1) 0.0 0.4 0.0 1.1 1.3
Total 28.4 (5.1) (2.9) 3.7 7.7 31.7
1 Represents the

difference between the

IFRS and the

regulatory scope of

consolidation, which is

the applicable scope

for the LRD

calculation.

2 The exposures

consist of derivative

financial instruments,

cash
collateral receivables on derivative instruments, receivables from SFTs,

and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading,

both related to SFTs, all of which
are in accordance with the regulatory scope of consolidation. These exposures are presented separately under Derivative exposures and Securities financing transactions in this table.

3 The respective period shown
ending on 31 December 2020 does

not reflect the effects of the temporary

exemption that applied from 25 March

2020 until 1 January 2021

and was granted by FINMA

in connection with COVID-19. Refer

to the
“Regulatory and legal

developments” section and

to “Application

of the temporary

COVID-19-related FINMA

exemption of central

bank sight deposits”

in the “Capital,

liquidity and funding,

and balance sheet”
section of our Annual Report 2020, available under “Annual

reporting” at ubs.com/investors, for more information.

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

›
Refer to “Regulatory framework” in

this section for more
information about total loss-absorbing

capacity, leverage ratio
requirements and gone concern rebate
UBS AG is subject to

going and gone concern requirements

on
a standalone

basis. Capital

and other

regulatory information

for
UBS

AG

standalone

is

provided

under

“Holding

company

and
significant

regulated

subsidiaries

and

sub-groups”

at
ubs.com/investors

and

in the

31 December 2021

Pillar 3

Report
available under “Pillar 3 disclosures” at
ubs.com/investors
.
The table on the next page provides the RWA- and LRD-based
requirements

and

information

as

of

31 December

2021

for
UBS AG consolidated.

Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB going and gone concern requirements and information
As of 31.12.21 RWA LRD
USD million, except where indicated in % in %
Required going concern capital
Total going concern capital

14.32
1

42,824

5.00
1

53,384
Common equity tier 1 capital

10.02

29,966

3.50
2

37,369
of which: minimum capital

4.50

13,455

1.50

16,015
of which: buffer capital

5.50

16,445

2.00

21,354
of which: countercyclical buffer

0.02

66
Maximum additional tier 1 capital

4.30

12,857

1.50

16,015
of which: additional tier 1 capital

3.50

10,465

1.50

16,015
of which: additional tier 1 buffer capital

0.80

2,392
Eligible going concern capital
Total going concern capital

18.54

55,434

5.19

55,434
Common equity tier 1 capital

13.91

41,594

3.90

41,594
Total loss-absorbing additional tier 1 capital
3

4.63

13,840

1.30

13,840
of which: high-trigger loss-absorbing additional tier 1 capital

3.82

11,414

1.07

11,414
of which: low-trigger loss-absorbing additional tier 1 capital

0.81

2,426

0.23

2,426
Required gone concern capital
4
Total gone concern loss-absorbing capacity
5

10.74

32,100

3.78

40,343
of which: base requirement

12.86

38,452

4.50

48,046
of which: additional requirement for market share and LRD

1.44

4,306

0.50

5,338
of which: applicable reduction on requirements

(3.56)

(10,658)

(1.22)

(13,041)
of which: rebate granted (equivalent to 55% of maximum rebate)

(3.14)

(9,374)

(1.10)

(11,744)
of which: reduction for usage of low-trigger tier 2 capital instruments

(0.43)

(1,284)

(0.12)

(1,297)
Eligible gone concern capital
Total gone concern loss-absorbing capacity

14.80

44,264

4.15

44,264
Total tier 2 capital

1.05

3,144

0.29

3,144
of which: low-trigger loss-absorbing tier 2 capital

0.87

2,596

0.24

2,596
of which: non-Basel III-compliant tier 2 capital

0.18

547

0.05

547
TLAC-eligible senior unsecured debt

13.75

41,120

3.85

41,120
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.06

74,923

8.78

93,727
Eligible total loss-absorbing capacity

33.34

99,698

9.34

99,698
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

299,005
Leverage ratio denominator

1,067,679
1 Includes applicable

add-ons of 1.44%

for RWA

and 0.50% for

LRD.

2 Our minimum

CET1 leverage ratio

requirement of 3.5%

consists of a

1.5% base requirement,

a 1.5% base

buffer capital requirement,
a 0.25% LRD add-on requirement and a 0.25% market

share add-on requirement based on our Swiss credit

business.

3 The relevant capital instruments were

issued after the new Swiss SRB framework

had been
implemented and qualify

as going concern

capital at the

UBS AG

consolidated level, as

agreed with FINMA.

4 A maximum of

25% of the

gone concern requirements

can be met

with instruments that

have a
remaining maturity of between one

and two years. Once at least

75% of the minimum gone

concern requirement has been met

with instruments that have a

remaining maturity of greater than

two years, all instruments
that have a remaining maturity

of between one and two

years remain eligible to be

included in the total gone

concern capital.

5 The gone concern

requirement after the application of

the rebate for resolvability
measures and the

reduction for the

use of higher

quality capital instruments

is floored at

8.6% and 3%

for the RWA-

and LRD-based requirements,

respectively. This

means that the

combined reduction

may not
exceed 5.7 percentage points for the RWA-based requirement of 14.3% and 2.0 percentage points for the LRD-based requirement of 5.0%.

Swiss SRB going and gone concern information
USD million, except where indicated 31.12.21 31.12.20
Eligible going concern capital
Total going concern capital

55,434

52,610
Total tier 1 capital

55,434

52,610
Common equity tier 1 capital

41,594

38,181
Total loss-absorbing additional tier 1 capital

13,840

14,430
of which: high-trigger loss-absorbing additional tier 1 capital

11,414

11,854
of which: low-trigger loss-absorbing additional tier 1 capital
1

2,426

2,575
Eligible gone concern capital
Total gone concern loss-absorbing capacity

44,264

45,545
Total tier 2 capital

3,144

7,744
of which: low-trigger loss-absorbing tier 2 capital

2,596

7,201
of which: non-Basel III-compliant tier 2 capital

547

543
TLAC-eligible senior unsecured debt

41,120

37,801
Total loss-absorbing capacity
Total loss-absorbing capacity

99,698

98,155
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

299,005

286,743
Leverage ratio denominator

1,067,679

1,036,771
2
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.5

18.3
of which: common equity tier 1 capital ratio

13.9

13.3
Gone concern loss-absorbing capacity ratio

14.8

15.9
Total loss-absorbing capacity ratio

33.3

34.2
Leverage ratios (%)
2
Going concern leverage ratio

5.2

5.1
of which: common equity tier 1 leverage ratio

3.90

3.68
Gone concern leverage ratio

4.1

4.4
Total loss-absorbing capacity leverage ratio

9.3

9.5
1 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and qualify as going concern capital of UBS AG, as agreed with FINMA.

2 The leverage ratio denominator
(LRD) and leverage ratios for 31 December

2020 do not reflect the effects of the

temporary exemption that applied from 25

March 2020 until 1 January 2021

and was granted by FINMA in connection

with COVID-
19. Refer to “UBS AG consolidated total loss-absorbing capacity and leverage ratio information” in the “Capital, liquidity and funding, and balance sheet” section of the combined UBS Group AG and UBS AG Annual
Report 2020, available under “Annual reporting” at

ubs.com/investors, for more information.

Risk, capital, liquidity and funding, and balance sheet | Capital management

UBS Group AG vs UBS AG consolidated loss-absorbing
capacity and leverage ratio information

The going

concern capital of

UBS AG consolidated

was USD 5.1
billion

lower

than

the

going

concern

capital

of

UBS

Group

AG
consolidated

as

of

31 December

2021,

reflecting

lower

CET1
capital of USD 3.7 billion and

lower going concern loss-absorbing
additional tier 1 (AT1) capital of USD 1.4 billion.
The

aforementioned

difference in

CET1

capital was

primarily
due to a

lower UBS AG

consolidated IFRS equity

of USD 2.6

billion
and

higher

UBS

AG

accruals

for

dividends,

as

well

as

a

higher
capital

deduction

at

the

UBS

AG

consolidated

level

related

to
deferred tax assets

on temporary

differences. The aforementioned
factors

were

partly

offset

by

compensation-related

regulatory
capital accruals at the UBS Group AG level.
The

going

concern

loss-absorbing

AT1

capital

of

UBS

AG
consolidated was

USD 1.4 billion

lower than

that of

UBS Group
AG

consolidated

as

of

31

December

202
1 , mainly reflecting
deferred contingent capital plan

awards granted at Group

level to
eligible employees for

the performance years

2016 to

2020, partly
offset by

two loss-absorbing

AT1 capital

instruments on-lent

by
UBS Group AG to UBS AG.
Differences

in

capital

between

UBS

Group

AG

consolidated
and

UBS

AG

consolidated

related

to

employee

compensation
plans will reverse to the extent underlying services are performed by employees of,

and are consequently

charged to, UBS

AG and
its

subsidiaries.

Such

reversal

generally

occurs

over

the

service
period of the employee compensation plans.
The

leverage

ratio

framework

for

UBS

AG

consolidated

is
consistent

with

that

of

UBS

Group

AG

consolidated.

As

of
31 December 2021, the going concern

leverage ratio of UBS AG
consolidated was

0.5 percentage points

lower than

that of

UBS
Group AG

consolidated, mainly

because the

going concern

capital
of UBS AG consolidated was USD 5.1 billion lower.

Audited |

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 31.12.21
USD million
UBS Group AG
(consolidated)
UBS AG
(consolidated) Difference
Total IFRS equity
61,002
58,442
2,559
Equity attributable to non-controlling interests
(340)
(340)
Defined benefit plans, net of tax
(270)
(270)
Deferred tax assets recognized for tax loss carry-forwards
(4,565)
(4,565)
Deferred tax assets on temporary differences, excess over threshold
(49)
(350)
302
Goodwill, net of tax
(5,838)
(5,838)
Intangible assets, net of tax
(180)
(180)
Compensation-related components (not recognized in net

profit)
(1,700)
(1,700)
Expected losses on advanced internal ratings-based portfolio less provisions
(482)
(482)
Unrealized (gains) / losses from cash flow hedges, net of tax
(628)
(628)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date
315
315
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date
(50)
(50)
Unrealized gains related to debt instruments at fair value through

OCI, net of tax
(68)
(68)
Prudential valuation adjustments
(167)
(167)
Accruals for dividends to shareholders
(1,700)
(4,200)
2,500
Other
1
(24)
25
Total common equity tier 1 capital
45,281
41,594
3,687
▲

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 31.12.21
USD million, except where indicated
UBS Group AG
(consolidated)
UBS AG
(consolidated) Difference
Eligible going concern capital
Total going concern capital

60,488

55,434

5,054
Total tier 1 capital

60,488

55,434

5,054
Common equity tier 1 capital

45,281

41,594

3,687
Total loss-absorbing additional tier 1 capital

15,207

13,840

1,368
of which: high-trigger loss-absorbing additional tier 1 capital

12,783

11,414

1,369
of which: low-trigger loss-absorbing additional tier 1 capital

2,425

2,426

(1)
Eligible gone concern capital
Total gone concern loss-absorbing capacity

44,264

44,264

0
Total tier 2 capital

3,144

3,144

0
of which: low-trigger loss-absorbing tier 2 capital

2,596

2,596

0
of which: non-Basel III-compliant tier 2 capital

547

547

0
TLAC-eligible senior unsecured debt

41,120

41,120

0
Total loss-absorbing capacity
Total loss-absorbing capacity

104,752

99,698

5,054
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

302,209

299,005

3,204
Leverage ratio denominator

1,068,862

1,067,679

1,183
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

20.0

18.5

1.5
of which: common equity tier 1 capital ratio

15.0

13.9

1.1
Gone concern loss-absorbing capacity ratio

14.6

14.8

(0.2)
Total loss-absorbing capacity ratio

34.7

33.3

1.3
Leverage ratios (%)
Going concern leverage ratio

5.7

5.2

0.5
of which: common equity tier 1 leverage ratio

4.24

3.90

0.34
Gone concern leverage ratio

4.1

4.1

0.0
Total loss-absorbing capacity leverage ratio

9.8

9.3

0.5

Risk, capital, liquidity and funding, and balance sheet | Capital management

Equity attribution and return on attributed equity
Under
our

equity

attribution

framework,

tangible

equity

is
attributed

based on

a weighting

of 50%

each for

average

risk-
weighted assets

(RWA)

and average

leverage ratio

denominator
(LRD),

which

both

include

resource

allocations

from

Group
Functions to

the business

divisions (the

BDs). Average

RWA

and
LRD

are

converted

to

common

equity

tier 1

(CET1)

capital
equivalents using

capital ratios

of 12.5%

and 3.75%,

respectively.
If the

attributed tangible

equity calculated

under the

weighted-
driver approach

is less

than the

CET1

capital equivalent

of

risk-
based capital (RBC)

for any

BD, the

CET1 capital

equivalent of RBC
is used as a floor for that BD.
In addition to tangible equity, we allocate equity to the BDs to support goodwill and intangible assets.
Furthermore, we

allocate to

the BDs

attributed equity

related
to

certain

CET1

deduction

items, such

as

compensation-related
components

and

expected

losses

on

the

advanced

internal
ratings-based portfolio less provisions.
We attribute

all remaining

Basel III capital

deduction items

to
Group Functions.

These items

include deferred

tax assets

(DTAs)
recognized

for

tax

loss

carry
- forwards ,
DTAs

on

temporary
differences

in

excess

of

the

threshold,

accruals

for

shareholder
returns,

and unrealized gains from cash flow hedges.

›
Refer to “Balance sheet and off-balance sheet”

in this section for
more information about movements in equity

attributable to
shareholders

Average attributed equity
For the year ended
USD billion 31.12.21 31.12.20 31.12.19
Global Wealth Management 18.8 17.1 16.6
Personal & Corporate Banking 9.2 8.9 8.4
Asset Management 2.0 2.0 1.8
Investment Bank 13.0 12.6 12.3
Group Functions 16.3 17.4 15.1
of which: deferred tax assets
1
5.9 6.7 7.1
of which: related to retained RWA and LRD
2,3
3.2 3.4 2.8
of which: accruals for shareholder returns and others
4
7.2 7.2 5.1
Average equity attributed to business divisions and Group Functions 59.3 57.8 54.2
1 Includes average attributed equity related to

the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and

deferred tax assets on temporary differences,
excess over threshold), as

well as retained

RWA and LRD related

to deferred tax assets.

2 Excludes average

attributed equity related

to retained RWA

and LRD related to

deferred tax assets.

3 The temporary
exemption that

applied from

25 March

2020 until

1 January

2021 and

was granted

by FINMA

in connection

with COVID-19

was not

applied when

calculating average

attributed equity

for 2020.

Refer to

the
“Regulatory and legal developments” section

of our Annual Report 2020

for more information.

4 Includes attributed equity related

to dividend accruals,

unrealized gains from cash flow

hedges, and a

balancing
item for capital held in excess of the 12.5% / 3.75% capital and leverage ratio calibration thresholds for equity attribution.

Return on attributed equity
1
For the year ended
In % 31.12.21 31.12.20 31.12.19
Global Wealth Management 25.4 23.6 20.5
Personal & Corporate Banking 18.9 14.2 17.1
Asset Management 51.8 74.2 29.7
Investment Bank 20.3 19.7 6.4
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Liquidity and funding management
We

manage

the structural

risks

of

our

balance sheet,

including
interest

rate

risk, structural

foreign

exchange

risk and

collateral
risk,

as

well as

liquidity and

funding

risks. This

section provides
information about
regulatory

requirements
  and
the

firm’s
governance

structure,

liquidity

and

funding

management
(including sources of

liquidity and

funding), contingency

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

internal

stress

models

while

in

compliance

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

including our high-
quality liquid assets, and centralizes

the Group’s general access

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

,

triggers

and targets

are
set

at

Group

and,

where

appropriate,

at

legal

entity

and
business

division

levels,

and

are

reviewed

and

reconfirmed

at
least

once

a

year

by

the

BoD,

the

Group

ALCO,

the

Group
Chief Financial

Officer,

the Group

Chief Risk

Officer,

the Group
Treasurer

and the

business

divisions,

taking

into

consideration
current

and projected

business

strategy

and risk

tolerance.

The
principles

underlying

our

limit

,

trigger

and

target

framework
are designed

to maximize

and sustain

the value of

our business
franchise

and maintain

an appropriate

balance

in the asset

and
liability

structure.

Structural

limits

,

triggers

and

targets

focus
on

the

structure

and

composition

of

the

balance

sheet,

with
supplementary

limits

,

triggers

and

targets

designed

to

drive
the

utilization,

diversification

and

allocation

of

funding
resources.

To complement

and support

this framework,

Group
Treasury

monitors

the

markets

for

early

warning

indicators
regarding

the

current

liquidity

situation.

These

indicators

are
used

at

the

Group

level

to

assess

both

the

overall

global

and
regional

liquidity

status

for

potential

threats.

Treasury

Risk
Control

provides

independent

oversight

over

liquidity

and
funding

risks.
▲

›

Refer to the “Corporate governance”

and “Risk management
and control” sections

of this report for more information
Liquidity management
Audited |

Our liquidity risk

management aims to

ensure that the firm
has

sufficient

liquidity

or

access

to

funding

sources

to

meet

its
liabilities

when

due,

to

meet

prudential

requirements

and

to
survive

a

severe

three-month

idiosyncratic

and

market-wide
liquidity stress

event,

allowing for

discrete

management actions
instructed by

the Group

Treasurer

in addition

to monetizing

the
firm’s liquidity reserves.

Our liquid assets

are managed using limits,

triggers and targets
to

maintain

an

appropriate

level

of

diversification

(issuer,

tenor
and

other

risk

characteristics)

in

response

to

any

expected

or
un expected
volatility

in

funding

availability

or

requirements
caused

by

adverse

market,

operational

or

other

firm-specific
events. The liquid asset

portfolio size is managed

dynamically,

so
as to operate at all

times within the risk appetite of

the BoD and
relevant Group and subsidiary liquidity requirements.
▲

Stress testing
Audited |

We perform stress

testing to determine the

optimal asset
and liability structure that enables

us to maintain an

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
market

and

idiosyncratic

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

currencies

and products,

but it

is typically

not firm-
specific. In addition

to the loss

of the ability

to replace maturing
wholesale

funding,

it

assumes

a

gradual

decline

of

otherwise
stable

client

deposits

and

liquidity

outflows

corresponding

to

a
one -
notch

downgrade

in

our

long
-
term

credit
rating ,
and

a
corresponding downgrade in our short-term rating.
We use

a cash

capital metric

that incorporates

the structural
market-wide

scenario

and

measures

the

amount

of

long-term
funding available

to fund

franchise and

illiquid assets.

Franchise
assets consist

of lending exposure

to clients or

assets to support
franchise

client

activities.

The

illiquid

assets

cannot

easily

and
readily be sold or exchanged for

cash without a substantial loss in
value

within

the

scenario

horizon.

Long-term

funding

used

as
cash capital

to support

franchise and

illiquid assets

is composed
of unsecured funding

with a remaining

time to maturity

of at least
one year, deposits that have a behavioral maturity of

at least one
year and shareholders’ equity.
Combined market and idiosyncratic scenario
The

combined

scenario

represents

an

extreme

stress

event

that
combines

a

firm-specific

crisis

with

market

disruption.

This
scenario

assumes:

(i)

substantial

outflows

o
f
otherwise

stable
client

deposits, mainly

due on

demand; (ii) inability

to renew

or
replace

maturing

unsecured

wholesale
funding;   (iii)   unusually
large drawdowns on

loan commitments; (iv) reduced

capacity to
g
enerate

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
supp
ort

of

continuous

payment

and

settlement

activity
. The
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

liquidity generative
actions

in

a

stressed

environment,

early

warning indicators

and
metrics, and contingency procedures.

Our funding diversification
and global scope

help to protect

our liquidity position

in the event
of

a

crisis.

We

regularly

assess and

test all

material

known and
expected cash flows,

as well as

the level and

availability of high-
quality collateral that could be used

to raise additional funding if
required. Our contingent funding

sources include our

high-quality
liquid

asset

(HQLA)

portfolios,

available

and

unutilized

liquidity
facilities at several

major central banks,

contingent reductions of
liquid

trading

portfolio

assets
,
and

other

available
business
management actions.
▲

Funding management
Audited

|

Group

Treasury

regularly

monitors

our

funding

status,
including concentration risks, aiming

to ensure that

we maintain
a

well-balanced

and

diversified

liability

structure.

Our

funding
management team looks

to create

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
ALCO. Group Treasury proposes, sets and oversees limits, triggers an
d

targets

for

funding

generation
,
including

concentration
limits,

weighted

average

maturity

limits

and

volume.

Funding
diversification is monitored continuously, with a focus on product type, single-counterparty exposure (as a percentage

of the total),
mat
urity

profile,
and the
overall

contribution

of

a

particular
funding source to the liability mix.
›

Refer to “Balance sheet and off-balance sheet”

in this section for
more information about the development of

our short-term and
long-term debt during 2021

Global

Wealth

Management

and

Personal

&

Corporate
Banking

provide

significant,

cost-efficient

and

stable

sources

of
funding. These include core deposits

and debt issued through the
Swiss central

mortgage institutions,

which

use a

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

reduction in our

long-term credit
ratings and a

corresponding reduction in

short-term ratings. If

our
credit ratings were

to be

downgraded, rating trigger

clauses could
result

in

an

immediate

cash

settlement

or

the

need

to

deliver
additional

collateral

to

counterparties

from

contractual
obligations related to over-the-counter (OTC) derivative

positions
and

other

obligations.

Based

on

our

credit

ratings

as

of

31
December

2021,

in

the

event

of

a

one-notch

reduction

in

our
long-term credit ratings, we would have been

required to provide
USD 0.0 billion

in cash or

other collateral. In

the event of a

two-
notch

reduction

it

would

have

been

USD

0.5

billion

and

for

a
three-notch

downgrade

USD

0.7

billion.

In

all

scenarios

these
collateral

requirements

predominantly

relate

to

OTC

derivative
positions.
There was

one main

rating action

with regard

to UBS

Group
AG’s and

UBS AG’s

solicited credit

ratings in

2021. On

2 March
2021, Fitch

Ratings revised

the outlooks for

the issuer ratings

of
UBS Group AG, UBS AG and the rated subsidiaries from negative back to stable, reversing

the outlook change on 31 March

2020,
which

was part

of a

series of

rating actions

over several

weeks
across

the

sector

to

reflect

the

disruption

caused

by

the

COVID-19 pandemic.
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
a

whole.

These

limitations

are

typically

the

result

of

local
regulatory requirements,

including local

LCR and

large exposure
requirements.

Funds

that

are

effectively

restricted

are

excluded
from the calculation

of Group HQLA

to the extent

they exceed the
outflow

assumptions

for

the

subsidiary

that

holds

the

relevant
HQLA. On this basis, USD 44 billion of assets were excluded from our

daily

average

Group

HQLA

for

the

fourth

quarter

of

2021.
Amounts held in

excess of local

liquidity requirements that

are not
subject

to

other

restrictions

are

generally

available

for

transfer
within the Group.
Basel

Committee

on

Banking

Supervision

(BCBS)

standards
require an

LCR of

at least

100%. In

a period

of financial

stress,
the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

may
allow banks

to use

their HQLA

and let

their LCR

temporarily fall
below

the

minimum

threshold.

We

monitor

the

LCR

in

all
significant

currencies

in

order

to

manage

any

currency
mismatches between

HQLA and the

net expected

cash outflows
in times of stress.
Our

daily

average

LCR

for

the

fourth

quarter

of

2021

was
155%,

compared

with

152%

in

the

fourth

quarter

of

2020,
remaining

above

the

prudential

requirement

communicated

by
FINMA.
The

average

LCR

increase

was

driven

by

a

USD 14

billion
increase

in

average

HQLA

to

USD 228

billion,

driven

by

higher
average cash balances,

which was partly

offset by an

increase in
average net

cash outflows

of USD 6

billion to

USD 147 billion,

due
to higher

outflows from

customer deposit

balances and

secured
financing transactions.
›
Refer to the 31 December 2021 Pillar 3

Report,

available under
“Pillar 3 disclosures” at ubs.com/investors ,   for more information
about the LCR
›

Refer to the “Significant regulated subsidiary

and sub-group
information”

section of this report
  for more information about
the LCR of UBS AG and UBS Switzerland

AG

Liquidity coverage ratio
USD billion, except where indicated
Average 4Q21
1
Average 4Q20
1
High-quality liquid assets

228

214
Net cash outflows

147

141
Liquidity coverage ratio (%)
2

155

152
1 Calculated based on an average

of 66 data points in the

fourth quarter of 2021 and

63 data points in the fourth

quarter of 2020.

2 Calculated after the application of

haircuts and inflow and outflow rates,

as
well as, where applicable, caps on Level 2 assets and cash inflows.

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

and

other

characteristics, as

well as

the

potential
for

contingent

calls on

funding

liquidity

from

off-balance

sheet
exposures. The BCBS NSFR regulatory

framework requires a ratio
of at least 100%.

The NSFR

regulation was

finalized in

the fourth

quarter of

2020
with the

release of the

revised FINMA Circular

2015/2 “Liquidity
risks – banks” and became effective on 1 July 2021.
As of 31 December 2021, our NSFR was unchanged at 119%.
This

reflected

USD 15

billion

higher

available

stable

funding,
mainly driven

by an

increase in

debt issued

designated at fair

value
and

an

increase

in

required

stable

funding

of

USD 15

billion,
mainly reflecting higher loans and advances to customers.

Net stable funding ratio
USD billion, except where indicated 31.12.21 31.12.20
1
Available stable funding

578

563
Required stable funding

488

473
Net stable funding ratio (%)

119

119
1 “Net stable funding ratio” is based on estimated pro forma reporting.

Balance sheet and off-balance sheet
Balance sheet
The

balances

disclosed

in

this
section

represent

year
- end
positions,

unless

indicated

otherwise.

Intra-period

balances
fluctuate in

the ordinary

course of business

and may differ

from
year-end positions.
Balance sheet assets
As of 31 December

2021, balance sheet

assets totaled USD 1,117
billion, a

decrease of

USD 9 billion

compared with

31 December
20 20 , which
included

a

decrease

from

currency

effects

of
approximately

USD 21

billion.
Derivatives

and

cash

collateral

receivables

on

derivative
instruments   decr
eased

by

USD

44

billion.
This

decrease

predominantly reflected decreases in foreign exchange contracts, mainly in our Derivatives &

Solutions and Financing businesses in
the

Investment

Bank,

driven

by

net

roll-offs,

partly

offset

by
market-driven

movements.

In

addition,

interest

rate

contracts
decreased,

mainly

in

our

Derivatives

&

Solutions

and

Financing
businesses

and

in

Non-core

and

Legacy

Portfolio,

reflecting
market-driven movements as long-term

interest rates increased in
the year.
Other

financial

assets

measured

at

amortized

cost

and

fair
value decreased by USD 21 billion, largely due to shifts

within the
high-quality liquid asset (HQLA)

portfolio from securities into cash
within Group Treasury. Brokerage receivables decreased by USD 3 billion, mainly

in our

Financing business

in the

Investment Bank,
with growth in

lending more than

offset by an

associated increase
in netting effects.
These decreases were partly offset by

a USD 35 billion increase
in Cash

and balances

at central

banks, predominantly

in Group
Treasury .
The

cash

inflow

was
generated

mainly

from

lower
funding

consumption

by

th
e

Investment

Bank,
the
aforementioned shifts

within the

HQLA portfolio

from securities
into

cash,
and
net

new

issuances

of

long
-
term

debt

issued
measured at

amortized cost.

These inflows

were partly

offset by
outflows from higher margin requirements and an increase in net receivables

from

securities

financing

transactions,

as

well

as
currency effects.
Lending assets

increased by

USD 18 billion,

of which

USD 21
billion

was

in

Global

Wealth

Management

and

predominantly
reflect ed
increases

in

Lombard

loans

and

mortgage

loans
,
primarily

in

the

Americas,

partly

offset

by

currency

effects.

In
Personal & Corporate

Banking, lending

assets decreased by

USD 1
billion as increases in mortgage

loans and corporate lending were
more

than

offset

by

currency

effects.

Trading

portfolio

assets
increased by USD 5 billion,

mainly in our Financing

business in the
Investment Bank, reflecting higher inventory held

to hedge client
positions.
›

Refer to the “Consolidated financial statements”

section of this
report for more information

Assets
As of

% change from
USD billion 31.12.21 31.12.20 31.12.20
Cash and balances at central banks

192.8

158.2

22
Lending
1

413.2

395.0

5
Securities financing transactions at amortized cost

75.0

74.2

1
Trading portfolio
2

130.8

125.4

4
Derivatives and cash collateral receivables on derivative instruments

148.7

192.4

(23)
Brokerage receivables

21.8

24.7

(11)
Other financial assets measured at amortized cost and fair

value
3

73.8

95.1

(22)
Non-financial assets and financial assets for unit-linked investment contracts

61.0

60.9

0
Total assets

1,117.2

1,125.8

(1)
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
rules, financial assets

for unit-linked investment

contracts, assets
held in certain jurisdictions to comply with explicit minimum local asset maintenance requirements.
›

Refer to “Note 23 Restricted and transferred

financial assets” in
the “Consolidated financial statements”

section of this report for
more information
Assets that

cannot be

pledged as

collateral

represents assets
that are

not encumbered

but by

their nature

are not

considered
available to secure funding or meet collateral needs.
All other

assets are

presented as
Unencumbered
. Assets

that
are

considered

to

be

readily

available

to

secure

funding

on

a
Group and / or legal entity level are shown separately and consist of

cash

and securities

readily realizable

in the

normal course

of
business. These

include our

HQLA and

unencumbered positions
in our trading

portfolio. Unencumbered assets

that are considered
to be

available to

secure funding

on a

legal entity

level may

be
subject

to

restrictions

that

limit

the

total

amount

of

assets
available to

the Group

as a

whole. Other

unencumbered assets,
which are not considered to

be readily available to secure

funding
on a

Group and

/ or

legal entity

level, primarily

consist of

loans
and advances to banks.

Asset encumbrance as of 31 December 2021
USD billion
Encumbered Unencumbered
Assets that
cannot be
pledged as
collateral Total Group
Assets
pledged
as collateral
Assets
otherwise
restricted and
not available
to secure
funding
Cash and
securities
available to
secure funding
on a Group and /
or legal entity
level
Other
realizable
assets
Balance sheet
Cash and balances at central banks

192.8

192.8
Loans and advances to banks

3.4

12.1

15.5
Receivables from securities financing transactions

75.0

75.0
Cash collateral receivables on derivative instruments

4.7

25.8

30.5
Loans and advances to customers

18.2

1.2

375.5

2.9

397.8
Other financial assets measured at amortized cost

2.2

0.1

16.6

1.4

5.9

26.2
Total financial assets measured at amortized cost

20.4

9.5

209.4

388.9

109.6

737.8
Financial assets at fair value held for trading

63.7
1

0.4

62.2

4.5

130.8
Derivative financial instruments

118.1

118.1
Brokerage receivables

21.8

21.8
Financial assets at fair value not held for trading

1.0
1

22.8

22.7

7.8

5.9

60.1
Total financial assets measured at fair value through profit or loss

64.7

23.2

84.8

12.3

145.9

330.9
Financial assets measured at fair value through other comprehensive income

0.0

0.9

7.9

8.8
Non-financial assets

0.0

5.3

14.1

20.3

39.7
Total balance sheet assets as of 31 December 2021

85.1

33.5

307.5

415.4

275.7

1,117.2
Total balance sheet assets as of 31 December 2020

89.5

32.3

284.0

395.6

324.3

1,125.8
Off-balance sheet
Fair value of securities accepted as collateral as of 31 December 2021

367.4

16.3

106.5

7.6

497.8
Fair value of securities accepted as collateral as of 31 December 2020

367.3

12.4

113.4

7.7

500.7
Total balance sheet assets and off-balance sheet securities accepted as collateral as of
31 December 2021

452.5

49.8

414.0

423.0

275.7

1,615.0
of which: high-quality liquid assets

232.8
Total balance sheet assets and off-balance sheet securities accepted as collateral as of
31 December 2020

456.8

44.7

397.3

403.3

324.3

1,626.5
of which: high-quality liquid assets

214.1
1 Includes assets pledged as collateral that may be sold

or repledged by counterparties. The respective amounts are disclosed in “Note 23 Restricted financial assets”

in the “Consolidated financial statements” section
of this report.

Assets available to secure funding on a Group and / or legal entity level by currency
USD billion 31.12.21 31.12.20
Swiss franc

111.4

109.2
US dollar

174.7

163.3
Euro

46.6

48.1
Other

81.2

76.7
Total

414.0

397.3

Balance sheet liabilities
Total

liabilities as

of 31 December

2021 were

USD 1,056 billion,
a decrease of

USD 10 billion compared with

31 December 2020,
which included a decrease from currency effects of approximately
USD 20

billion.
Derivatives

and

cash

collateral

payables

on

derivative
instruments

decreased

by

USD

45

billion
,
in

line

with

the
movement on the

asset side. Trading portfolio liabilities

decreased
by

USD 2

billion,

predominantly

due

to

lower

levels

of

short
positions held to

hedge client positions.

Other financial liabilities
measured

at

amortized

cost

and fair

value

decreased

by

USD 2
billion
,

mainly

in

Group

Treasury

due

to
higher
netting

on
securities

financing

transactions

measured

at

fair

value.

Short-
term borrowings decreased by USD 2 billion, mainly due to lower short-term

debt

issued

in

Global

Wealth

Management,

partly
offset

by

higher

amounts

due

to

banks

in

our

Derivatives

&
Solutions business in the Investment Bank.
These decreases were

partly offset by an

increase in customer
deposits of USD 17

billion. An increase of

USD 22 billion in

Global
Wealth Management, mainly

in the Americas,

was partly offset

by
a

decrease

of

USD 4

billion

in

Personal

&

Corporate

Banking
driven by currency effects.

As of 31 December 2021, our ratio of
customer

deposits

to

outstanding

loan

balances

was

136%
(31 December 2020: 138%).
Debt issued designated at fair value

and long-term debt issued
measured at

amortized cost

increased by

USD 16 billion,

mainly
driven

by

USD 13

billion

higher

debt

issued

designated

at

fair
value,

mainly

reflecting

net

new

issuances

of

equity-linked

and
rates-linked

debt

instruments,

as

well

as

market-driven
movements
in

our

Derivatives

&

Solutions

business

in

the
Investment Bank. In addition, long-term debt issued measured at amortized

cost

increased

by

USD 3

billion,

driven

by

net

new
issuance s
,

partly

offset

by
f
oreign

exchange

and

hedge
accounting

effects.

During

2021,

net

new

issuances

of

TLAC-
eligible

benchmark

instruments
  and
senior

unsecured

debt

USD
12

billion
w ere   partly   offset
by

USD

4

billion

of
net
redemptions

of
covered

bon
d
s

and

subordinated

debt
instruments.

During

2022,

USD 1.4

billion

equivalent

of

TLAC-eligible
benchmark

instruments

and

USD 2.0

billion

of

loss-absorbing
tier 2

capital

instruments

will

mature.

In

February

2022,

loss-
absorbing

additional

tier 1

capital

instruments

equivalent

to
USD 1.1

billion

were

called

and

USD 2.8

billion

equivalent

of
TLAC-eligible

benchmark

instruments

matured.

UBS

is

already
compliant

with

its
2022

going

and

gone

concern

capital
requirements and

expects to

act rationally

and strategically

with
respect to the refinancing of

any callable capital instruments and
any potential incremental issuances.
›
Refer to the document titled “UBS Group AG consolidated
capital instruments and TLAC-eligible senior

unsecured debt,”
available under “Bondholder information”

at

ubs.com/investors
,
for more information

Brokerage

payables increased

by USD 5

billion, mainly

in the
Financing business of our Investment Bank, due

to an increase in
client

credit

and

short

positions,

partly

offset

by

higher

netting
effects from increased lending.

Non-financial liabilities

and financial

liabilities related

to unit-
linked

investment

contracts

increased

by

USD 2

billion,

mainly
reflecting

a

reclassification

of

assets

in

Global

Wealth
Management as disposal groups

held for sale in connection

with
the upcoming sales

of our domestic

wealth management

business
in Spain

and UBS

Swiss Financial

Advisers AG.

The increase

also
included   market -
driven

increases

from

unit
-
linked

investment
contracts in Asset Management.
›

Refer to the “Consolidated financial statements”

section of this
report for more information
Equity
Equity
attributable

to

shareholders

increased

b
y

USD
  1,217
million to USD 60,662 million as of 31 December 2021.

This increase was

mainly driven by

total comprehensive income
attributable

to

shareholders

of

positive
  USD
5,106

million,

reflecting

net

profit

of

USD 7,457

million

and

negative

other
comprehensive

income

(OCI)

of

USD 2,351

million.

OCI

mainly
included

negative

cash

flow

hedge

OCI

of

USD 1,675

million,
negative OCI

related to

foreign currency

translation of

USD 535
million and negative OCI related

to debt instruments measured at
fair

value

through

OCI

of

USD

157

million
.
In

addition,
amortization

of

deferred

share-based

compensation

awards
increased share

premium by

USD 643 million

and the

launch of
our

new

operational

partnership

entity

with

Sumitomo

Mitsui
Trust

Holdings,

Inc.

resulted

in

an

equity

increase

of

USD 155
million.
These increases were partly offset by net

treasury share activity
that decreased equity by USD 3,326

million. This was mainly due
to share repurchases

with an

acquisition cost

of USD 2,500

million
under

our

2021

share

repurchase

program
, repurchases of
USD 112 million under

our 2018–2021 program

and purchases of
USD 545

million

from

the

market

to

hedge

our

share

delivery
obligations

related

to

employee

share-based

compensation
awards. In

addition, distributions to

shareholders reduced equity
by USD 1,301 million, reflecting a dividend payment of USD 0.37 per share.
In

the

second

quarter

of

2021,

we

canceled

156,632,400
shares

purchased

under

our

2018–2021

share

repurchase
program,

as

approved

by

shareholders

at

the

2021

Annual
General

Meeting.

The

cancellation

of

shares

resulted

in
reclassifications within

equity but

had no

net effect

on our

total
equity attributable to shareholders.
›
Refer to the “Group performance” and “Consolidated

financial
statements”

sections of this report for more information about
OCI
›

Refer to “UBS shares” in this section for more

information about
our share repurchase programs
›

Refer to “Note 30 Changes in organization

and acquisitions and
disposals of subsidiaries and businesses”

in the “Consolidated
financial statements” section of this

report for more information
about our partnership with Sumitomo

Mitsui Trust Holdings, Inc.

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Liabilities and equity
As of

% change from
USD billion 31.12.21 31.12.20 31.12.20
Short-term borrowings
1

56.2

57.7

(3)
Securities financing transactions at amortized cost

5.5

6.3

(12)
Customer deposits

542.0

524.6

3
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

169.9

153.8

10
Trading portfolio
3

31.7

33.6

(6)
Derivatives and cash collateral payables on derivative instruments

153.1

198.4

(23)
Brokerage payables

44.0

38.7

14
Other financial liabilities measured at amortized cost and fair value
4

17.6

19.1

(8)
Non-financial liabilities and financial liabilities related

to unit-linked investment contracts

36.1

33.7

7
Total liabilities

1,056.2

1,066.0

(1)
Share capital

0.3

0.3

(5)
Share premium

15.9

16.8

(5)
Treasury shares

(4.7)

(4.1)

15
Retained earnings

43.9

38.8

13
Other comprehensive income
5

5.2

7.6

(32)
Total equity attributable to shareholders

60.7

59.4

2
Equity attributable to non-controlling interests

0.3

0.3

6
Total equity

61.0

59.8

2
Total liabilities and equity

1,117.2

1,125.8

(1)
1 Consists of

short-term debt issued

measured at amortized

cost and amounts

due to banks.

2 The

classification of debt

issued measured at

amortized cost

into short-term and

long-term is based

on original
contractual maturity and therefore long-term debt also includes debt with a remaining time to maturity of less than one year. This classification does not consider any early redemption features.

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

Liabilities by product and currency
USD billion As a percentage of total liabilities
All currencies All currencies USD CHF EUR Other
31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Short-term borrowings 56.2 57.7 5.3 5.4 3.1 3.0 0.4 0.6 0.6 1.0 1.3 0.9 of which: amounts due to banks 13.1 11.0 1.2 1.0 0.3 0.3 0.4 0.5 0.1 0.1 0.4 0.1 of which: short-term debt issued
1
43.1 46.7 4.1 4.4 2.7 2.7 0.0 0.0 0.5 0.9 0.8 0.8
Securities financing transactions at
amortized cost 5.5 6.3 0.5 0.6 0.5 0.5 0.0 0.0 0.0 0.0 0.0 0.1
Customer deposits 542.0 524.6 51.3 49.2 23.9 19.7 18.0 20.1 5.2 5.2 4.3 4.2
of which: demand deposits 246.4 236.4 23.3 22.2 8.7 7.4 6.7 7.2 4.4 4.3 3.5 3.4
of which: retail savings / deposits 247.2 220.9 23.4 20.7 11.9 8.3 11.0 11.8 0.5 0.5 0.0 0.0
of which: time deposits 48.4 67.3 4.6 6.3 3.2 4.0 0.3 1.1 0.3 0.4 0.8 0.8
Debt issued designated at fair value
and long-term debt issued

measured at amortized cost
2
169.9 153.8 16.1 14.4 9.5 7.6 1.7 1.6 3.3 3.7 1.5 1.5
Trading portfolio
3
31.7 33.6 3.0 3.2 1.3 1.3 0.1 0.1 0.6 0.5 1.0 1.2
Derivatives and cash collateral
payables on derivative instruments 153.1 198.4 14.5 18.6 12.0 15.2 0.2 0.2 1.4 2.0 0.9 1.1
Brokerage payables 44.0 38.7 4.2 3.6 3.1 2.7 0.0 0.0 0.3 0.2 0.8 0.7
Other financial liabilities measured at
amortized cost and fair value
4
17.6 19.1 1.7 1.8 0.9 1.1 0.1 0.2 0.4 0.2 0.3 0.3
Non-financial liabilities and financial
liabilities related to unit-linked
investment contracts 36.1 33.7 3.4 3.2 0.6 0.6 0.2 0.2 0.3 0.2 2.3 2.2
Total liabilities 1,056.2 1,066.0 100.0 100.0 54.7 51.6 20.8 23.0 12.1 13.1 12.4 12.3
1 Short-term debt issued consists of certificates of deposit, commercial paper,

acceptances and promissory notes, and other money market paper.

2 The classification of debt issued measured at amortized cost into short-term and long-term is based

on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time to

maturity of less than

one year.

This classification does

not consider any
early redemption features.

3 Consists of financial liabilities at fair value held for trading.

4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.

Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Maturity analysis of assets and liabilities
The

table

below

provides

an

analysis

of

carrying

amounts

of
balance

sheet assets

and

liabilities,

as

well as

off-balance

sheet
exposures

by

residual

contractual

maturity

as

of

the

reporting
date.

The

residual

contractual

maturity

of

assets

includes

the
effect

of

callable

features.

The

residual

contractual

maturity

of
liabilities and off-balance sheet exposures is based on the earliest date on which

we could be

required to

pay.

The presentation of
liabilities at

the carrying

amount in

this table

differs from

“Note
24 Maturity

analysis of

financial liabilities”

in the

“Consolidated
financial statements” section of

this report, where

such liabilities
are

presented

on

an

undiscounted

basis,

as

required

by
International Financial Reporting Standards (IFRS).
Derivative

financial

instruments

and
f inancial
assets

and
liabilities

at

fair

value

held

for

trading

are

assigned

to

the
Due
within

1

month

column
,

although

one

should

note

that

the
respective

contractual

maturities

may

extend

over

significantly
longer periods.
Assets

held

to

hedge

unit-linked

investment

contracts
(presented within
Financial assets

at fair

value not

held for

trading
)
are assigned to the
Due within 1 month

column, consistent with
the

maturity

assigned

to

the

related

amounts

due

under

unit-
linked

investment

contracts

(presented

within
Other

financial
liabilities designated at fair value
).

Other

financial

assets

and

liabilities

with

no

contractual
maturity, such as equity securities,

are included in the
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
Assets
Total financial assets measured at amortized cost

453.7

45.9

19.1

12.4

11.7

53.7

64.1

77.3

737.8
Loans and advances to customers

157.2

28.7

16.3

10.4

10.5

49.6

54.9

70.1

397.8
Total financial assets measured at fair value through profit or loss

300.5

5.8

3.6

2.6

1.9

5.2

7.1

2.5

1.8

330.9
Financial assets at fair value not held for trading
29.7

5.8

3.6

2.6

1.9

5.2

7.1

2.5

1.8

60.1
Financial assets measured at fair value through other
comprehensive income

0.1

0.4

0.5

0.2

0.1

0.1

0.4

7.1

8.8
Total non-financial assets

7.7

0.5

0.1

0.0

0.0

0.2

1.4

0.3

29.4

39.7
Total assets as of 31 December 2021

761.9

52.6

23.3

15.1

13.6

59.2

73.0

87.2

31.2

1,117.2
Total assets as of 31 December 2020

748.1

64.2

32.7

18.6

17.8

53.0

79.9

79.6

31.8

1,125.8
Liabilities
Total financial liabilities measured at amortized cost

581.6

20.1

21.3

15.0

12.1

17.0

35.6

24.4

13.5

740.6
Customer deposits

530.1

5.2

2.0

0.6

0.7

1.6

1.5

0.3

542.0
Debt issued measured at amortized cost

3.7

12.1

16.5

13.7

9.6

14.9

32.5

22.7

13.5

139.2
Total financial liabilities measured at fair value through
profit or loss

237.7

12.0

5.2

6.1

3.3

18.8

5.6

12.2

300.9
Debt issued designated at fair value

12.5

11.6

5.1

5.8

3.2

18.6

5.4

11.5

73.8
Total non-financial liabilities

9.3

3.0

0.0

0.0

0.0

0.0

0.0

0.0

2.4

14.7
Total liabilities as of 31 December 2021

828.6

35.1

26.5

21.1

15.5

35.8

41.2

36.6

15.9

1,056.2
Total liabilities as of 31 December 2020

865.1

37.3

24.1

17.1

14.4

27.2

33.2

30.5

17.1

1,066.0
Guarantees, loan commitments and forward

starting transactions
1
Guarantees, loan commitments and forward starting
transactions as of 31 December 2021

60.9

0.5

0.4

0.2

0.0

0.0

0.0

0.0

0.0

62.1
Guarantees, loan commitments and forward starting
transactions as of 31 December 2020

61.3

0.5

0.3

0.1

0.0

0.0

0.0

0.0

0.0

62.2
1 The notional amounts associated with derivative loan

commitments, as well as forward starting repurchase

and reverse repurchase agreements, measured at fair

value through profit or loss are presented together
with notional amounts related to derivative instruments and have been excluded from the table above. Refer to “Note 10 Derivative

instruments” in the “Consolidated financial statements” section of this report for
information about the notional amounts of these instruments.

Off-balance sheet
In

the

normal

course

of

business,

we

enter

into

transactions
where, pursuant to IFRS, the maximum contractual exposure may not be recognized in whole

or in part on

our balance sheet. These
transactions

include

derivative

instruments,

guarantees,

loan
commitments and similar arrangements.
When we

incur an

obligation or

become entitled

to an

asset
through these arrangements, we

recognize them on the

balance
sheet.

It

should

be

noted

that

in

certain

instances

the

amount
recognized on the balance

sheet does not represent the

full gain
or loss potential inherent in such arrangements.
›

Refer to “Note 1a Material accounting

policies” items 1, 2a and
2c, and “Note 29 Interests in subsidiaries and

other entities” in
the “Consolidated financial statements”

section of this report for
more information

The

following

paragraphs

provide

more

information

about
certain

off-balance

sheet

arrangements.

Additional

off-balance
sheet information is

primarily provided in

Notes 9, 10, 18,

20, 21i,
23 and 29

in the “Consolidated

financial statements” section

of
this report, and

in the 31 December

2021 Pillar 3

Report, available
under “Pillar 3 disclosures” at

ubs.com/investors.
Guarantees,

loan commitments and similar arrangements
In

the

normal

course

of

business,

we

issue

various

forms

of
guarantees,

commitments

to

extend

credit,

standby

and

other
letters

of

credit

to

support

our

clients,

forward

starting
transactions,

note

issuance

facilities

and

revolving

underwriting
facilities. With the exception of

related premiums, generally these
guarantees and

similar obligations

are kept

as off-balance

sheet
items,

unless

a

provision

to

cover

probable

losses

or

expected
credit losses is required.
Guarantees

represent

irrevocable

assurances

that,

subject

to
the satisfying of certain conditions, we will make payments if our clients

fail

to

fulfill

their

obligations

to

third

parties.

As

of
31 December 2021, the

net exposure (i.e.,

gross values less

sub-
participations)

from

guarantees

and

similar

instruments

was
USD 19 billion, compared with USD 15 billion as of 31 December
2020. The increase of

USD 4 billion reflected higher

guarantees in
Group Treasury and an increase in guarantees issued

to corporate
clients in Personal & Corporate Banking. Fee income from issuing guarantees was not significant to

total revenues in 2021 or 2020.
We also enter

into commitments to

extend credit in

the form
of credit lines available

to secure the liquidity

needs of clients. The
majority of loan commitments range in maturity from one month to one year. Committed unconditionally revocable credit lines are generally open-ended.
During

2021, loan

commitments decreased

by USD 2

billion,
mainly

in

Personal

&
Corporate

Banking
,
predominantly

in
Personal Banking Switzerland.
Committed

unconditionally

revocable

credit

lines
  remained
broadly

stable.

Forward

starting

reverse

repurchase

agreements
de
creased

by

USD
  2   billion
and

f
orward

starting

repurchase
agreements

increased

by

USD 1

billion,

both

predominantly

in
Group Treasury.

Off-balance sheet
As of % change from
USD billion 31.12.21 31.12.20 31.12.20
Guarantees
1

18.9

15.0

26
Loan commitments
1,2

39.5

41.4

(5)
Committed unconditionally revocable credit lines

40.8

40.1

2
Forward starting reverse repurchase agreements
2

1.4

3.2

(56)
Forward starting repurchase agreements
2

1.0

0.4

178
1 Guarantees and Loan

commitments are shown

net of sub-participations.

2 The exposures

related to loan commitments,

forward starting repurchase

and reverse repurchase agreements

measured at fair value
through profit or loss are not included in this table but are reflected as notional amounts in “Note 10 Derivative instruments” in the “Consolidated financial statements” section of this report.

If

customers

fail

to

meet

their

obligations,

our

maximum
exposure

to

credit

risk

is

the

contractual

amount

of

these
instruments. The

risk is

similar to

the

risk involved

in extending
loan

facilities

and

is

subject

to

the

same

risk

management

and
control framework.

In 2021,

we recognized net

credit loss

releases
of USD 46

million related to

loan commitments,

guarantees and
other

credit

facilities

in
the
scope

of

expected

credit

loss
measurement ,
compared

with

net

credit

loss

expenses

of
USD 138

million

in

2020.

Provisions

recognized

for

guarantees,
loan

commitments

and

other

credit

facilities

in

the

scope

of
expected

credit

loss

measurement

were

USD 196

million

as

of
31
December

202
1
,

compared

wi
th   USD   257
million

as

of
31 December 2020.
›
Refer to “Note 9 Financial

assets at

amortized

cost and

other
positions

in scope

of expected

credit loss

measurement”

and
“Note 20 Expected

credit loss

measurement”

in the “Consolidated
financial

statements”

section of this report for more information
about provisions for expected credit losses

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
W e also
provide

representa
tions,

warranties

and
indemnifications to third parties in the normal

course of business.
Support provided to non-consolidated investment funds
In 2021, the Group did not

provide material support, financial or
otherwise, to unconsolidated

investment funds

when the Group
was

not

contractually

obligated

to

do

so,

nor

does

it

have

an
intention to do so.
Clearing house and exchange memberships
We

are

a

member

of

numerous

securities

and

derivative
exchanges and clearing houses. In

connection with some of these
memberships, we may be required to pay a share of the financial obligations

of

another

member

who

defaults,

or

we

may

be
otherwise exposed

to additional

financial obligations.

While the
membership rules

vary,

obligations generally

would arise

only if
the exchange or

clearing house had

exhausted its resources.

We
consider the probability of a material loss due to such obligations to be remote.
Deposit insurance
Swiss banking law

and the deposit

insurance system require Swiss
banks and securities dealers to jointly

guarantee an amount of

up
to CHF 6

billion for

privileged client

deposits in

the event

that a
Swiss

bank

or

securities

dealer

becomes

insolvent.
As

of
31 December

2021,

FINMA

estimates

our

share

in

the

deposit
insurance

system

to

be

CHF

0.9

billion.

This

represents
  a
contingent payment obligation and exposes us

to additional risk.
As

of

31 December

2021,

we

considered

the

probability

of

a
material loss from our obligations to be remote.
UBS

is

also

subject
to ,
or

is

a

member

of,

other

deposit
protection

schemes

in

other

countries.

However,

no

contingent
payment

obligation

existed

as

of

31 December

2021

from

any
other material scheme.
Material cash requirements
The Group’s material cash requirements as of 31 December 2021 are

represented

by

the

residual

contractual

maturities

for

non-
derivative and non-trading financial

liabilities included in the

table
presented in “Note 24

Maturity analysis of financial

liabilities” in
the

“Consolidated

financial

statements”

section

of

this

report.
Included

in

the

table

are

debt

issued

designated

at

fair

value
(USD 82 billion)

and long-term

debt issued

measured at

amortized
cost

(USD 106

billion).

The

amounts

represent

estimated

future
interest and principal payments on an undiscounted basis.
In the

normal course

of business,

we also

issue or

enter into
various forms of guarantees, loan commitments and other

similar
arrangements that may result in an outflow of cash in the future.
The maturity profile of

these obligations, which

are presented off-
balance

sheet,

are

included

in

“Note 24

Maturity

analysis

of
financial

liabilities”

in

the

“Consolidated

financial

statements”
section of this report.
›

Refer to “Guarantees, loan commitments

and similar
arrangements” in this section for more information

Cash flows
As a

global financial

institution, our cash

flows are

complex and
often may bear

little relation

to our net

earnings and net

assets.
Consequently,

we believe

that a

traditional cash

flow analysis

is
less

meaningful

when evaluating

our liquidity

position than

the
liquidity,

funding

and

capital

management

frameworks

and
measures described elsewhere in this section.

Cash and cash equivalents
As

of 31

December

2021,

cash

and

cash

equivalents

totaled
USD 207.9 billion, an increase of USD 34.3 billion compared with
31 December

2020,

driven

by

net

cash

inflows

from

operating
and

financing

activities.

These

effects

were

partly

offset

by

net
cash outflows

from

investing activities,

as well

as the

effects

of
exchange rate

differences

on cash

and cash

equivalents, mainly
reflecting

the

appreciation

of

the

US

dollar

against

the

Swiss
franc, Japanese yen and euro in 2021.

Operating activities
Net cash

inflows from

operating activities

were USD 31.4

billion
in

20
2 1
,

compared

with

USD

37
.0
billion

in

2020
.
The

n
et
operating

cash

flow,

before

changes

in

operating

assets

and
liabilities

and

income

taxes

paid,

was

an

inflow

of

USD 13.5
billion. Changes

in operating

assets and liabilities

resulted in

net
cash inflows

of USD 18.0

billion, mainly driven

by net inflows

of
USD   29.8   billion
related

to

customer

deposit
s
and

USD
  1 9 . 6
billion from financial assets and liabilities at fair value

not held for
trading and other

financial assets

and liabilities, as

well as

USD 8.1
billion

from

brokerage

receivables

and

payables.

These

inflows
were

partly

offset

by

a

net

outflow

from

lending

balances

to
customers of

USD 27.5

billion and

a net

outflow from

financial
assets and

liabilities at

fair value

held for

trading and

derivative
financial instruments of USD 10.5 billion.
Investing activities
Investing activities

resulted in

a net

cash outflow

of USD 2.1

billion
in 2021, compared with USD 6.8 billion in

2020, primarily related
to a

cash outflow

of USD 1.8

billion from

purchase of

property,
equipment and software.
Financing activities
Financing

activities

resulted in

a net cash

inflow of

USD 10.3

billion
in 2021, compared with

USD 12.4 billion in

2020, mainly due to
net issuance

proceeds of USD

18.4

billion from debt

designated

at
fair

value

and

long-term debt

measured

at

amortized cost.

This
inflow was

partly offset

by the net repayment

of USD 3.1

billion of
short -
term

debt
,
net

cash

used

to

acquire

treasury

shares

of
USD 3.3

billion

and

a

dividend

distribution

to

shareholders

of
USD 1.3

billion.

›

Refer to “Primary financial statements and

share information” in
the “Consolidated financial statements”

section of this report for
more information about cash flows

Statement of cash flows (condensed)
For the year ended
USD billion 31.12.21 31.12.20
Net cash flow from / (used in) operating activities 31 37
Net cash flow from / (used in) investing activities (2) (7)
Net cash flow from / (used in) financing activities 10 12
Effects of exchange rate differences on cash and cash equivalents

(5) 11
Net increase / (decrease) in cash and cash equivalents

34 54
Cash and cash equivalents at the end of the year

208 174

Risk, capital, liquidity and funding, and balance sheet | Currency management

Currency management
Strategy, objectives and governance
Group

Treasury

focuses

on

three

main

areas

of

currency

risk
management:

(i)

currency-matched

funding

and

investment

of
non-US

dollar

assets

and

liabilities;

(ii) sell-down

of

foreign
currency

IFRS

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

Refer to “Note 1a Material accounting

policies” and “Note 26
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

exchange rates.

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

ex-
dividend
date.

Shareholders

holding

shares

through

DTC
(ISIN: CH0244767585; CUSIP: H42097107) will be paid

dividends
in US dollars.
›

Refer to the “Standalone financial statements”

section of this
report for more information about the proposed dividend
distribution of UBS Group AG

UBS

shares
UBS Group AG shares
Audited

|

As

of
31
December

20
2 1 ,
IFRS

equity

attributable

to
shareholders

amounted

to

USD
60,662

million,

represented

by
3,702,422,995

shares

issued.
Shares

issued

decreased

by
157

million

in 2021,

as the
156,632,400

shares acquired

under the
2018–2021 share

repurchase program

were canceled

by means of
a

capital

reduction,

as

approved

by

shareholders

at

the

2021
Annual General

Meeting (AGM).
Each share has

a nominal value

of CHF
0.10
, carries one

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

UBS Group share information
As of or for the year ended % change from
31.12.21 31.12.20 31.12.20
Shares issued 3,702,422,995 3,859,055,395 (4)
Treasury shares
1
302,815,328 307,477,002 (2)
of which: related to share repurchase program 2018–2021 148,975,800 (100)
of which: related to share repurchase program 2021
2
152,596,273
Shares outstanding 3,399,607,667 3,551,578,393 (4)
Basic earnings per share (USD)
3
2.14 1.83 17
Basic earnings per share (CHF)
4
1.96 1.71 15
Diluted earnings per share (USD)
3
2.06 1.77 16
Diluted earnings per share (CHF)
4
1.88 1.65 14
Equity attributable to shareholders (USD million) 60,662 59,445 2
Less: goodwill and intangible assets (USD million) 6,378 6,480 (2)
Tangible equity attributable to shareholders (USD million) 54,283 52,965 2
Ordinary cash dividends per share (USD)
5,6
0.50 0.37 35
Total book value per share (USD) 17.84 16.74 7
Tangible book value per share (USD) 15.97 14.91 7
Share price (USD)
7
18.01 14.08 28
Market capitalization (USD million) 61,230 50,013 22
1 Based on a settlement date view.

2 Our active share repurchase program of up to

CHF 4 billion was started in February

2021. The program was

initially planned to run over a three-year period,

but we currently
expect to

complete it

in the

first half

of 2022.

We therefore

refer to

this program

as “share

repurchase program

2021” throughout

this report.

3 Refer

to “Share

information and

earnings per

share” in

the
“Consolidated financial statements” section of this report for more information.

4 Basic and diluted earnings per share in Swiss

francs are calculated based on a translation of

net profit / (loss) under our US dollar
presentation currency.

5 Dividends and / or distributions out of the capital contribution reserve are normally approved and paid in the

year subsequent to the reporting period.

6 Refer to “Statement of proposed
appropriation of total profit and dividend distribution out of total profit and capital contribution reserve” in the “Standalone financial statements” section of this report for more information.

7 Represents the share
price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Risk, capital, liquidity and funding, and balance sheet | UBS shares

Holding of UBS Group AG shares

Group

Treasury

holds

UBS Group AG

shares

to

hedge

future
share

delivery

obligations

related

to

employee

share-based
compensation awards, and also

holds shares purchased under

the
share repurchase

program. As

of 31 December

2021, we

held a
total

of
302 , 815 , 328   treasury
shares

(31

December

20
20 :
307,477,002),

or

8.2%

(31 December

2020:

8.0%)

of

shares
issued.
Our 2018–2021 share repurchase program was

completed on
2 February

2021

with the

purchase of

an

additional

7.7

million
shares

in

2021

for

a

total

acquisition

cost

of

CHF 100

million
(USD 112

million).

The

156.6

million

shares

repurchased

under
this program

were canceled

by means

of a

capital reduction,

as
approved by shareholders at the 2021 AGM.
On

8 February

2021,

we

commenced

a

new

2021

share
repurchase program of up

to CHF 4 billion.

Shares acquired under
this program totaled 152.6

million as of 31 December 2021 for a
total

acquisition

cost

of

CHF 2,294

million

(USD 2,500

million)
and are intended to be canceled by means of a capital reduction, pending approval by shareholders at the 2022 AGM.
Looking

ahead,

we

intend

to

commence

a

new

2022

share
repurchase

program

of

up

to

USD 6

billion

over

two

years

and
expect to execute

up to USD 5 billion

of repurchases under both
the existing

2021 repurchase

program and

the new

2022 program
by the end of 2022.

Treasury

shares

held

to

hedge

our

share

delivery

obligations
related

to

employee

share-based

compensation

awards

totaled
1 48 . 8   milli
on

shares

as

of
31
December

202
1   (31   December
20 20 : 157.1
million).

Share

delivery

obligations

related

to
employee share-based

compensation awards totaled

175 million
shares as of 31 December 2021

(31 December 2020: 172 million)
and

are

calculated

on

the

basis of

undistributed

notional

share
awards,

taking into

account applicable

performance conditions.
Treasury

shares

held

are

delivered

to

employees

at

exercise

or
vesting. As

of 31 December

2021, up

to 122

million UBS Group
AG

shares

(31 December

2020:

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

The table below

outlines the market

purchases of UBS Group
AG shares by Group

Treasury. It does not

include the activities of
the Investment Bank.
Treasury

share purchases
Share repurchase programs
1
Other treasury shares purchased
2
Month of purchase
3
Number of shares Average price in CHF
Remaining volume of
2018–2021 share
repurchase program in
CHF million at month-end
Remaining volume of
2021 share repurchase
program in CHF million
at month-end Number of shares Average price in USD
January 2021 5,250,000 13.06 31
February 2021 22,861,600 13.89 0 3,714
March 2021 39,377,000 14.64 3,137
April 2021 7,400,415 14.56 3,030
May 2021 15,858,110 13.97 2,808 5,585,000 16.11
June 2021 2,808 14,415,000 16.31
July 2021 7,730,000 14.71 2,694
August 2021 17,140,000 15.36 2,431
September 2021 11,241,248 15.36 2,259
October 2021 4,500,000 16.58 2,184
November 2021 28,800,000 16.54 1,708
December 2021 94,500 16.23 1,706
4
12,770,000 17.73
1 In March 2018, UBS initiated a share repurchase

program of up to CHF 2 billion over

a three-year period and this program was

completed on 2 February 2021. UBS

has an active share repurchase program to buy
back up to CHF 4 billion of its own shares over the

three-year period started in February 2021. The share repurchase information in this table is disclosed in Swiss francs as the share buybacks were transacted in Swiss francs on a separate trading line on the SIX Swiss Exchange.

2 This table excludes purchases for the purpose of hedging derivatives linked to UBS Group AG shares and for market-making in UBS Group AG shares.
The table also excludes UBS Group AG shares purchased by post-employment benefit funds for UBS employees, which are managed by a board of UBS management and employee representatives in accordance with
Swiss law. UBS’s post-employment benefit funds purchased 906,951 UBS Group AG shares during the year and held 14,073,132

UBS Group AG shares as of 31 December 2021.

3 Based on the transaction date of
the respective treasury share

purchases.

4 The remaining

volume of the 2021

share repurchase program

as of 31 December

2021 was USD 1,871

million. This was

calculated based on

the remaining volume

of
CHF 1,706 million as of 31 December 2021 and the respective closing exchange rate as of this date.

Trading volumes
For the year ended
1,000 shares 31.12.21 31.12.20 31.12.19
SIX Swiss Exchange total

2,514,259 5,095,908 4,161,555
SIX Swiss Exchange daily average 9,899 20,222 16,713
New York Stock Exchange total 137,366 260,681 203,967
New York Stock Exchange daily average 545 1,030 809
Source: Reuters

Listing of UBS Group AG shares
UBS Group AG shares are

listed on the SIX

Swiss Exchange (SIX).
They are also

listed on the New

York

Stock Exchange (the

NYSE)
as

global

registered

shares.

As

such,

they

can

be

traded

and
transferred

across

applicable

borders
,
without

the

need

for
conversion,

with

identical

shares

traded

on

different

stock
exchanges in different currencies.
During 2021,

the average daily

trading volume of

UBS Group
AG shares was 9.9 million shares

on SIX and 0.5 million shares

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

market in UBS Group

AG shares throughout
normal NYSE trading hours.

Ticker symbols UBS Group AG
Trading exchange SIX / NYSE Bloomberg Reuters
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

Directive)

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

the Swiss
Code

of

Obligations

and

articles

25

and

27

of

the

Articles

of
Association of

UBS Group

AG, constitute

our primary

corporate
governance guidelines.

To

the

extent

practicable,

the

governance

structures

of

UBS
Group

AG

and

UBS

AG

are

aligned.

UBS

AG

complies

with

all
relevant

Swiss

legal

and

regulatory

corporate

governance
requirements. As a

foreign private issuer

with debt securities

listed
on

the

NYSE,

UBS

AG

also

complies

with

the

relevant

NYSE
corporate

governance

standards.

The

discussion

in

this

section
refers

to

both

UBS

Group

AG

and

UBS

AG,

unless

specifically
noted

otherwise

or

unless

the information

discussed is

relevant
only

to

listed

companies

and

therefore

only

applicable

to
UBS Group

AG.

This

approach

is

in

line

with

US

Securities

and
Exchange Commission (SEC) regulations and NYSE standards.

›

Refer to the Articles of Association of

UBS Group AG and of
UBS AG, and to the Organization Regulations

of UBS Group AG,
available at ubs.com/governance and ubs.com/ubs-ag-
governance,

for more information
›

The SIX Swiss Exchange Corporate Governance

Directive is
available at

ser-ag.com/dam/downloads/regulation/listing/
directives/DCG-en.pdf,

the Swiss Code of Best Practice for
Corporate Governance at economiesuisse.ch/en/publications/
swiss-code-best-practice-corporate-governance

and the NYSE
rules at nyse.wolterskluwer.cloud/listed-company-manual
Differences from corporate governance standards relevant
to US-listed companies
The

NYSE

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

for a

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

Group structure and shareholders
Operational Group structure
As of 31 December 2021, the operational structure of the Group is

composed

of

the

Global

Wealth

Management,

Personal

&
Corporate

Banking,

Asset

Management

and

Investment

Bank
business divisions, as well as Group Functions.

›
Refer to the “Our businesses” section on

page 21 of this report
for more information about our business

divisions and Group
Functions
›

Refer to “Financial and operating performance”

on page 75 and
to “Note 2 Segment reporting ” in the “Consolidated financial statements”

section on page 306 of this report

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

Exchange (ISIN: CH0244767585)

and on the

NYSE
(CUSIP: H42097107).
›

Refer to “ UBS shares ” in the “ Capital, liquidity and funding, and balance sheet ” section on page 183 of this report for
information about UBS Group AG’s market capitalization and
shares held by Group entities
›
Refer to “Note 29 Interests in subsidiaries and

other entities” in
the “ Consolidated financial statements ” section on page 391 of this report for more information about the significant
subsidiaries of the Group
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
1
⁄
3
, 50 or 66
2
⁄
3
% of
voting

rights, regardless

of

whether

or

not

such

rights

may

be
exercised. Nominee companies that cannot autonomously decide how

voting

rights

are

exercised

are

not

required

to

notify

the
company and

SIX if

they reach,

exceed or

fall below

the above-
mentioned thresholds.
Pursuant

to

the

Swiss

Code

of

Obligations,

we

disclose

in
“Note

2
3
Significant

shareholders”

to

the

UBS

Group

AG
standalone

financial

statements

the

identity

of

any

shareholder
with a holding of more than 5% of the total share capital of UBS
Group AG.
Shareholders subject to FMIA disclosure notifications
According

to the

mandatory

FMIA disclosure

notifications

filed with
UBS Group

AG and

SIX, as

of 31 December 2021,

the following
entities

held

more

than

3%

of

the

total

share

capital

of
UBS Group AG:

Massachusetts

Financial

Services

Company,
Boston, which

disclosed a

holding of

3.01%

on

22 June

2021;
Artisan Partners

Limited Partnership,

Milwaukee, which

disclosed

a
holding

of

3.15%

on

18 November 2020;

BlackRock Inc.,

New
York,

which disclosed a holding of

4.70% on 26 May

2020; and
Norges Bank,

Oslo, which

disclosed a holding

of 3.01% on 24

July
2019.

As

registration

in

the

UBS

share

register

is

optional,
shareholders crossing

the aforementioned

thresholds requiring

SIX
notification under

the FMIA do not necessarily appear

in the table
below.
On 24 January

2022, Dodge

& Cox International

Stock Fund,
San

Francisco,

disclosed

a

holding

of

3.02%

of

the

total

share
capital

of

UBS

Group

AG
.
No

n
ew

disclosures

of

significant
shareholdings have been made since that date.

In accordance with the

FMIA, the aforementioned holdings

are
calculated in relation

to the total

share capital of

UBS Group AG
reflected in the

Articles of

Association at

the time

of the

respective
disclosure notification.

Information

on

disclosures

under

the

FMIA

is

available

at

ser-ag.com/en/resources/notifications-market-
participants/significant-shareholders.html.

Shareholders registered in the UBS share register with 3% or more of the share capital of UBS Group AG
As

a

supplement

to

the

mandatory

disclosure

requirements
according

to

the

SIX

Swiss

Exchange

Corporate

Governance
Directive, we disclose in the

table below the

shareholders (acting
in

their

own

name

or

in

their

capacity

as

nominees

for

other
investors

or

beneficial

owners)

that

were

registered

in

the

UBS
share register with

3% or more

of the total

share capital of

UBS
Group AG as of 31 December 2021.

›

Refer to “Shareholders’ participation rights”

on page 197 of this
section for more information about voting

rights, restrictions
and representation
Cross-shareholdings
UBS

Group

AG

has

no

cross-shareholdings

where

reciprocal
ownership would

be in

excess of

5% of

capital or

voting rights
with any other company.
Audited |

Shareholders registered in the UBS share register with 3% or more of the total share capital
1
% of share capital 31.12.21 31.12.20 31.12.19
Chase Nominees Ltd., London
2

8.89

10.39

10.94
DTC (Cede & Co.), New York
2,3

5.78

4.99

7.57
Nortrust Nominees Ltd., London
2

4.80

5.15

4.90
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
▲

Corporate governance and compensation | Corporate governance

Share capital structure
Ordinary share capital
At

year-end

2021,

UBS

Group

AG

had

3,702,422,995

issued
shares with a

nominal value

of CHF 0.10

each, equating

to a

share
capital of CHF 370,242,299.50.

Under

Swiss

company

law,

shareholders

must

approve,

in

a
general meeting of shareholders, any increase or reduction in the ordinary share capital or the creation of conditional or authorized share capital.

In 2021, our

shareholders were asked

to approve a

reduction
of

share

capital

by

way

of

canceling

156,632,400

registered
shares

repurchased

under

the

2018–2021

share

buyback
program.

In

2021,

our

shareholders

were

not

asked

to

approve

the
creation of conditional or authorized share capital.
No

shares

were

issued

out

of

existing

conditional

capital,

as
there

were

no

employee

options

and

stock

appreciation

rights
outstanding.

Distribution of UBS shares

As of 31 December 2021 Shareholders registered Shares registered
Number of shares registered Number % Number % of shares issued
1–100

21,973

11.4

1,210,904

0.0
101–1,000

98,460

51.1

46,829,775

1.3
1,001–10,000

65,295

33.9

192,251,772

5.2
10,001–100,000

6,421

3.3

152,692,476

4.1
100,001–1,000,000

523

0.3

152,003,230

4.1
1,000,001–5,000,000

94

0.0

202,245,394

5.5
5,000,001–37,024,229 (1%)

26

0.0

291,114,743

7.9
1–2%

3

0.0

142,657,900

3.9
2–3%

0

0.0

0

0.0
3–4%

0

0.0

0

0.0
4–5%

1

0.0

177,762,902

4.8
Over 5%

2
1

0.0

543,460,208

14.7
Total registered

192,798

100.0

1,902,229,304
2

51.4
Unregistered
3

1,800,193,691

48.6
Total

192,798

100.0

3,702,422,995

100.0
1 On 31 December 2021, Chase Nominees Ltd., London, entered as a nominee, was registered with 8,89% of all UBS shares issued. However, according to the provisions of UBS Group AG,

voting rights of nominees
are limited to a maximum of 5% of all UBS shares issued. The US securities clearing organization DTC (Cede & Co.), New York, was registered with 5.78% of all UBS shares issued and is not subject to this 5% voting limit as a securities clearing organization.

2 Of the total shares registered, 295,987,073 shares did not carry voting rights.

3 Shares not entered in the UBS share register as of 31 December 2021.

Conditional share capital
At

year-end

2021,

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

G
eneral

Meeting

(
the
EGM)

held

on
26 November

2014,

having

originally

been

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

Conditional capital of UBS Group AG
As of 31 December 2021
Maximum number of shares to
be issued
Year approved by Extraor-
dinary General Meeting % of shares issued
Employee equity participation plans

121,705,830
2014

3.29
Conversion rights / warrants granted in connection with bonds

380,000,000
2014

10.26
Total

501,705,830

13.55

Authorized share capital
UBS

Group

AG

had

no

authorized

capital

available

to

issue

on
31 December 2021 .
Changes in capital
In

accordance

with

International

Financial

Reporting

Standards
(IFRS),

Group

equity

attributable

to

shareholders

was

USD 60.7
billion

as

of

31 December

2021

(2020:

USD 59.4

billion;

2019:
USD 54.5 billion). The equity of UBS Group AG shareholders

was
represented

by 3,702,422,995

issued shares

as of

31 December
2021

(31 December 2020:

3,859,055,395 shares;

31 December
2019: 3,859,055,395 shares).

›

Refer to “Statement of changes in

equity” in the “
Consolidated
financial statements ” section on page 286 of this report for more information about changes in shareholders’

equity over the last
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

202
1 , 1,606,242, 231
UBS

Group

AG
shares

were

registered

in

the

share

register

and

carried

voting
rights, 295,987,073

shares were

registered in

the share

register
without

voting

rights,

and
1,800,193,691
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
As of 31 December 2021 Number %
Individual shareholders

188,892

98.0
Legal entities

3,724

1.9
Nominees, fiduciaries

182

0.1
Total registered shares
Unregistered shares
Total

192,798

100.0
Individual shareholders Legal entities Nominees Total
Number % Number % Number % Number %
Americas

1,752

0.9

102

0.1

81

0.0

1,935

1.0
of which: USA

1,244

0.6

54

0.0

78

0.0

1,376

0.7
Asia Pacific

5,024

2.6

98

0.1

24

0.0

5,146

2.7
Europe, Middle East and Africa

11,988

6.2

218

0.1

45

0.0

12,251

6.4
of which: Germany

3,715

1.9

25

0.0

3

0.0

3,743

1.9
of which: UK

4,580

2.4

9

0.0

7

0.0

4,596

2.4
of which: rest of Europe

3,419

1.8

180

0.1

34

0.0

3,633

1.9
of which: Middle East and Africa

274

0.1

4

0.0

1

0.0

279

0.1
Switzerland

170,128

88.2

3,306

1.7

32

0.0

173,466

90.0
Total registered shares
Unregistered shares
Total

188,892

98.0

3,724

1.9

182

0.1

192,798

100.0

At

year-end 2021,

UBS

owned 302,81

5,328

UBS

Group

AG
registered shares,

which corresponded

to 8.18%

of the

total share
capital of UBS Group AG.

At the same time, UBS had

acquisition
positions relating to 327,114,543 voting rights of UBS Group AG
and

disposal

positions
relating

to
184,989,1 49   such   rights,
corresponding to 8.84%

and 5.00% of the

total voting rights of
UBS

Group

AG,

respectively.

Of

the

disposal

positions,
174,354,474

related

to

voting

rights

on

shares

deliverable

in
respect of employee awards.

The calculation methodology for

the
acquisition

and

disposal positions

is based

on

the

Ordinance of
the

Swiss

Financial

Market

Supervisory

Authority

on

Financial
Market

Infrastructures

and

Market

Conduct

in

Securities

and
Derivatives

Trading,

which

states

that

all

future

potential

share
delivery obligations,

irrespective of

the contingent

nature of

the
delivery, must be considered.
Employee share ownership
Employee share ownership is encouraged and made possible in a variety

of

ways.

Our

Equity

Plus

Plan

is

a

voluntary

plan

that
provides eligible employees with

the opportunity to purchase

UBS
Group

AG shares

at

market value

and

receive,

at

no additional
cost,

one

notional

UBS

Group

AG

share

for

every

three

shares
purchased. The

Equity Ownership

Plan (the

EOP) is

a mandatory
deferral

plan

for

all

employees

with

regulatory-driven

deferral
requirements

or
total

compensation

greater

than

USD
  /
CHF 300,000,

excluding

selected

senior

leaders.

EOP

recipients
receive a portion of their deferred performance award in notional shares (and / or

notional funds for Asset

Management). Selected
senior leaders receive

the equity-based Long-Term

Incentive Plan
(the

LTIP)

instead

of

the

EOP.

Both

the

EOP

and

LTIP

include
provisions

that

allow

the

firm

to

reduce

or

fully

forfeit

the
unvested deferred

portion of

an award

if an

employee commits
certain harmful

acts, and

in most

cases trigger

forfeiture

where
employment has been

terminated. To

reinforce our

emphasis on
sustainable performance and risk management, and our focus

on
achieving

growth

ambitions,

EOP

and

LTIP

awards

granted

to
certain

employees

will

only

vest

if

predetermined

performance
conditions are met.
On

31 December

2021,

UBS

employees

held

at

least

7%

of
UBS shares outstanding (including approximately 5% in unvested notional shares from our

compensation programs). These figures
are

based

on

known

shareholding

information

from

employee
participation

plans,

personal

holdings

with

UBS

and

selected
individual retirement plans.

At the end

of 2021, at

least 30% of
all employees held UBS shares through the firm’s employee share participation plans.
›
Refer to the “Compensation”

section on page 228 of this report
for more information
Trading restrictions in UBS shares
UBS employees

with regular access to unpublished price-sensitive
information about

the firm

are

subject to

specific restrictions

in
respect to UBS financial

instruments, including, but

not limited to,
pre-clearance

requirements

and

regular

blackout

periods.

Such
UBS

employees

are

not

permitted

to

trade

UBS

financial
instruments in

the period

starting

from

the close

of

business in
New York

on the seventh business day

of the final month

of the
financial quarter of UBS Group AG and ending

on the day of the
publication of the quarterly financial results.

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

Shares registered
Number %

407,015,326

11.0

532,743,019

14.4

962,470,959

26.0

1,902,229,304

51.4

1,800,193,691

48.6

3,702,422,995

100.0
Individual shareholders Legal entities Nominees Total
Number of shares % Number of shares % Number of shares % Number of shares %

2,353,309

0.1

38,231,738

1.0

314,298,798

8.5

354,883,845

9.6

895,352

0.0

32,243,999

0.9

314,079,349

8.5

347,218,700

9.4

20,738,978

0.6

12,399,087

0.3

8,213,841

0.2

41,351,906

1.1

44,135,588

1.2

70,477,887

1.9

623,075,242

16.8

737,688,717

19.9

12,300,749

0.3

1,303,330

0.0

10,696,165

0.3

24,300,244

0.7

19,457,985

0.5

288,377

0.0

578,307,924

15.6

598,054,286

16.2

11,187,562

0.3

30,050,555

0.8

33,946,355

0.9

75,184,472

2.0

1,189,292

0.0

38,835,625

1.0

124,798

0.0

40,149,715

1.1

339,787,451

9.2

411,634,307

11.1

16,883,078

0.5

768,304,836

20.8

407,015,326

11.0

532,743,019

14.4

962,470,959

26.0

1,902,229,304

51.4

0

0

0

1,800,193,691

48.6

407,015,326

11.0

532,743,019

14.4

962,470,959

26.0

3,702,422,995

100.0

Our shares are

listed on the

NYSE as global

registered shares.
As

such,

they

can

be

traded

and

transferred

across

applicable
borders,

without

the

need

for

conversion,

with

identical

shares
traded on different stock exchanges in different currencies.
›

Refer to “ UBS shares ” in the “ Capital, liquidity and funding, and balance sheet
” section on page 183 of this report for

more
information
Distributions to shareholders
The decision

to pay

a dividend

and the

amount of

any dividend
depend

on

a

variety

of

factors, including

our

profits,

cash

flow
generation and capital ratios.

At the 2022 AGM,

the BoD intends

to propose to shareholders
for

approval

a

dividend

of

USD 0.50

per

share

for

the

2021
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
Provided

that

the

proposed

dividend

distribution

out

of
retained earnings and

out of the capital

contribution reserve will
be

approved

at

the

AGM

on

6 April

2022,

the

payment

of
USD 0.50 per share

will be made

on 14 April 2022

to holders of
shares on the

record date 13 April

2022. The shares

will be traded
ex-dividend as of 12 April

2022 and, accordingly, the

last day on
which the

shares may

be traded

with entitlement

to receive

the
dividend will be 11 April 2022.

In

February 2021,

the

BoD

launched

a

new

three-year

share
buyback program.

At the

2021 AGM,

the shareholders

authorized
the

BoD

to

buy

back

shares

for

cancellation

purposes

in

an
aggregate value of up

to CHF 4 billion until

the 2024 AGM. Any
shares

bought

back

under

the
program
are

intended

to

be
canceled

by

way

of

capital

reduction,

which

will

be

subject

to
shareholder approval at

one or several

subsequent AGMs, and

the
acquisition and holding of

such shares are not

subject to the 10%
threshold for UBS Group AG’s own shares within the meaning of
Art. 659 para. 1 of the Swiss Code of Obligations. Since the start of

this

2021

share

repurchase

program

in

February

2021

until
18 February

2022,

we

have

bought

back

CHF

2.78

billion

of
shares.

These shares

are expected

to be

canceled by means

of a
capital reduction, to be proposed for shareholder approval at the
2022 AGM.

Looking

ahead,

we

intend

to

commence

a

new

2022

share
buyback

program

of

up

to

USD 6

billion over two

years

and
expect to execute up to USD 5 billion of share repurchases under both the existing

2021 and the

new 2022 share

buyback program
by the end of 2022.
›
Refer to “ UBS shares ” in the “ Capital, liquidity and funding, and balance sheet
” section on page 183 of this report for

more
information about the share repurchase programs

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
  December 2021 ,
there

were

no

contingent

capital
securities or convertible bonds outstanding

requiring the issuance
of new shares.
›
Refer to the “
Capital, liquidity and funding, and balance

sheet
”
section on page 150 of this report for more information

about
our outstanding capital instruments

As of 31 December

2021, there

were no employee

options and
stock

appreciation

rights

outstanding.
Option - based
compensation

plans

are

sourced

by

issuing

new

shares

out

of
conditional

capital.

As

of

31
  December   2021
,

121,705,830
unissued UBS Group

AG shares in

conditional share capital

were
available for the issuance of new shares for this purpose.

›
Refer to “Conditional share capital” in this section

for more
information

›
Refer to “Note 28

Employee benefits: variable compensation
” in
the “ Consolidated financial statements ” section on page 387 of this report for more information about outstanding

options and
stock appreciation rights

Shareholders’ participation rights
We

are

committed

to

shareholder

participation

in

decision-
making

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
ubs.com/agm
,

where all
information for the upcoming meeting is available.
General meetings

offer shareholders

the opportunity

to raise
questions

for

the

BoD,

GEB

and

internal

and

external

auditors.
Also,

prior

to

our
virtual

general

meetings,

we

offer

all
shareholders the opportunity to contact us with questions, which are answered in writing or during the general meeting.
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
In 2021,

physical attendance

at the

AGM was

not possible, due
to COVID-19-related restrictions in Switzerland, and voting rights could only

be exercised

through the

independent proxy.

Due to
the ongoing

pandemic, the

BoD has

decided to

also hold

the 2022
AGM without the physical participation of shareholders.
›

Refer to article 14 of the Articles of Association

of UBS Group
AG, available at ubs.com/governance , for more information
about the issuing of instructions to independent

voting right
representatives

Statutory quorums
Motions are decided at a

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

2022,

the

AGM

will

take
place on 6 April.
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
Registrations in the share register
The

share

register

of

UBS

Group

AG,

where

around

190,000
shareholders

are

directly

registered,

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
requested

by

a

court

of

a

competent

jurisdiction,

by

any
regulatory body that

regulates the conduct

of UBS Group

AG or
by other statutory provisions.
The general

rules for

entry into

our Swiss

share register

with
voting rights are described in article 5

of our AoA. The same rules
apply to our US transfer agent

that operates the US share register
for

all

UBS Group

AG shares

in a

custodian account

in

the US,
where some 230,000 US shareholders are indirectly registered via nominee

companies.

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
›

Refer to article 5 of the Articles of Association

of UBS Group AG,
available at ubs.com/governance , for more information about the general rules for entry into our Swiss

share register

Board of Directors

The

BoD

of

UBS

Group

AG,

led

by

the

Chairman,

consists

of
between 6 and 12 members, as per our AoA.

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
Members of the Board of Directors
At

the

AGM

on

8 April

2021,

Jeremy

Anderson,

William

C.
Dudley,

Reto Francioni, Fred Hu,

Mark Hughes, Nathalie Rachou,
Julie G. Richardson, Dieter Wemmer and Jeanette Wong were re-
elected as members of the BoD. Beatrice

Weder di Mauro did not
stand for

re-election; the

biography of

Ms. Weder

di Mauro can
be found on

page 190 of

the UBS Group

AG Annual Report

2020,
available under “Annual reporting” at
ubs.com/investors
. Claudia
Böckstiegel

and

Patrick

Firmenich

were

elected

for

their

first
terms.

At

that

same

AGM,

Axel

A.

Weber

was

re-elected
Chairman,

and

Julie
G.
Richardson,

Reto

Francioni,

Dieter
Wemmer

and

Jeanette

Wong

were

elected

as

members

of

the
Compensation Committee. ADB Altorfer Duss

& Beilstein AG was
elected as independent

proxy

agent. Following his

re-election, the
BoD

appointed

Jeremy

Anderson

as

Vice

Chairman

and

Senior
Independent Director of UBS Group AG.
On

20 November

2021,

the

BoD

announced

that

Colm
Kelleher

would

be

nominated

for

election

to

the

BoD

of

UBS
Group AG and UBS AG to succeed Axel A.

Weber as Chairman at
the forthcoming AGMs.

Mr. Kelleher was

the President of

Morgan
Stanley

&

Company,

and

responsible

for

Institutional

Securities
and

Wealth

Management

from

2016

to

2019.

In

his

30-year
career with Morgan Stanley,

he held various senior

management
positions,

including

Chief

Financial

Officer

during

the

financial
crisis

in

2008.

In

addition,

the

BoD

announced

that

Lukas
Gähwiler

would

be

nominated

for

election

to

the

BoD

of

UBS
Group

AG

and

UBS

AG

as

Vice

Chairman

at

the

forthcoming
AGMs.

Having joined

UBS in

2010 as

a member

of the

GEB of
UBS

AG

and

President

UBS

Switzerland,

Mr.

Gähwiler

stepped
down

from

those

roles

in 2016

and

has been

Chairman

of

the
board of directors of UBS

Switzerland AG since 2017.

He will step
down from the board of directors of

UBS Switzerland AG as of 5
April 2022.
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
welfare foundations. As

of 31 December 2021,

no member of

the
BoD reached the thresholds described in article 31 of our AoA.

The following biographies provide

information about the BoD
members

who

were in

office in

2021 and

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

function relates only to
UBS Group AG.

In 2021, UBS AG’s BoD had three permanent committees: the
Audit

Committee,

the

Compensation

Committee

and

the

Risk
Committee.

In

addition

to

those

permanent

committees,

UBS
Group

AG

also

had

the

Corporate

Culture

and

Responsibility
Committee and the Governance and Nominating Committee.

Corporate governance and compensation | Corporate governance

Axel A. Weber

Chairman of the Board of Directors and non-executive member

of
the Board since 2012
–

Chairperson of the Corporate Culture and Responsibility Committee
since 2013
–

Chairperson of the Governance and Nominating

Committee

since 2012

Nationality:

German |
Year of birth:

1957

Axel

A.

Weber

was

elected

Chairman

of

UBS

in

2012.

He

gained
international recognition

as the

President of

the Deutsche

Bundesbank.
During

his

six-year

tenure

there,

he

also

served

as

a

member

of

the
Governing Council of the

European Central Bank, a member

of the Board
of Directors of

the Bank for International Settlements,

German governor
of the

International Monetary

Fund and

a member

of the

G7 and

G20
Ministers

and

Governors.

As

an

expert

in

international

and

monetary
economics, Mr. Weber strove to

strengthen the Bundesbank’s

importance
in the

group of the

17 European central

banks and led

the Bundesbank
through the events of the

global real estate and

financial crisis. Before the
Deutsche Bundesbank, he

had a career as

a renowned expert in

monetary
and

currency

theories

through

his

academic

posts

at

several

German
universities.

Professional experience
2011 – 2012
Visiting professor, University of Chicago Booth School of
Business, USA (on leave, University of Cologne, Germany)
2011
Member of the Steering Committee, the European
Systemic Risk Board
2010 – 2011
Member of the Steering Committee, the Financial

Stability Board
2004 – 2011
President, Deutsche Bundesbank
2002 – 2004
Member, German Council of Economic Experts
2001 – 2004
Professor of International Economics and Director of the
Centre for Financial Research, University of Cologne
1998 – 2001

Professor for Applied Monetary Economics and Director

of the Center for Financial Studies, Goethe University
Frankfurt am Main
1994 – 1998

Professor of Economic Theory, University of Bonn
Education
–

Master’s degree, economics, University of Constance
–

Doctorate (Dr. rer.

pol.) and habilitation, economics,

University of Siegen, Germany

Other activities and functions
–

Vice Chairman of the Swiss Bankers Association
–

Member of the Board of Trustees of Avenir Suisse
–

Member of the Board of the Swiss Finance Council
–

Chairman of the Board of the Institute of International

Finance
–

Member of the European Financial Services Round Table
–

Member of the European Banking Group
–

Member of the International Advisory Councils

of the China Banking
and Insurance Regulatory Commission and the

China Securities
Regulatory Commission
–

Member of the International Advisory Panel,

Monetary Authority

of Singapore
–

Member of the Group of Thirty, Washington, DC
–

Member of the Advisory Board of the Department of

Economics,
University of Zurich
–

European Chairman of the Trilateral Commission

Key competencies
–

Finance, audit, accounting
–

Risk management, compliance and legal
–

Regulatory authority, central bank
–

ESG (environmental, social and governance)

Leadership experience
–

CEO, Chairman

Jeremy Anderson

Vice Chairman and Senior Independent Director

since 2020 and

non-executive member of the Board since 2018
–

Member of the Governance and Nominating

Committee since 2019
–

Chairperson of the Audit Committee since 2018

Nationality:

British |
Year of birth:

1958

Jeremy Anderson is a financial services veteran, with more than 30 years’
experience working

in the

banking and

insurance sector

in an

advisory
capacity,

covering a broad

range of topics,

including strategy,

audit and
risk management,

technology-enabled transformation,

mergers, and

bank
restructuring. Before retiring from KPMG in

2017, he was its Chairman

of
Global Financial Services.

Mr. Anderson is also an IT

expert, having started
out

as

a

software

developer

in

the

early

1980s,

before

working

in

IT
consulting and developing a broad

knowledge of systems integration

and
IT outsourcing services,

as well as

software development.

He cemented

his
reputation as a

tech specialist by

becoming a

founding sponsor

of KPMG’s
Global Fintech Network in 2014.

Professional experience
2010 – 2017
Chairman of Global Financial Services,

KPMG International
2008 – 2011
Head of Clients and Markets KPMG Europe,

KPMG International
2006 – 2011
Head of Financial Services KPMG Europe,

KPMG International
2004 – 2006
Head of Financial Services KPMG UK,

KPMG International
2002 – 2004
Member of the Group Management Board and

Head of UK operations, Atos Origin SA
1985 – 2002
KPMG consulting UK, KPMG
1980 – 1985
Software developer, Triad

Computing Systems

Education
–

Bachelor’s degree, economics, University College London

Listed company boards
–

Member of the Board of Prudential plc

Other activities and functions
–

Trustee of the UK’s Productivity Leadership Group
–

Trustee of Kingham Hill Trust
–

Trustee of St. Helen’s Bishopsgate

Key competencies
–

Banking (wealth management, asset management,

personal and corporate banking) and insurance
–

Finance, audit, accounting
–

Risk management, compliance and legal
–

Technology,

cybersecurity

Leadership experience
–

Executive board leadership

Claudia Böckstiegel

Non-executive member of the Board since 2021

Nationality:

Swiss and German |
Year of birth:

1964

Claudia

Böckstiegel

has

been

General

Counsel

and

a

member

of

the
Enlarged

Executive

Committee

of

Roche

Holding

AG

since

2020.

She
started

her

professional

career

as

an

attorney

in

private

practice

in
Germany,

then joined the Swiss

pharmaceutical company in Germany in
2001 and subsequently held various global management positions in the legal sector in Switzerland. Ms. Böckstiegel brings

a wealth of know-how
in

a

highly

regulated

sector.

Her

responsibilities

at

Roche

Holding

AG
include

a

broad

range

of

additional

topics,

such

as

safety,

health

&
environment,

patents,

audit

and

risk

advisory,

compliance

and
sustainability.

Professional experience
2020 – date
General Counsel and member of the Enlarged Executive
Committee, Roche Holding AG
2016 – 2020
Head of Legal Diagnostics, F. Hoffmann-La Roche Ltd.,
Basel, Switzerland, Roche Group
2010 – 2016
Head Legal Business, Roche Diagnostics International

Ltd,
Rotkreuz, Switzerland, Roche Group
2005 – 2010
Head Legal Business, Roche Diagnostics GmbH,
Mannheim, Germany, Roche Group
2001 – 2005
Legal Counsel, Roche Diagnostics GmbH,

Mannheim, Germany, Roche Group
1995 – 2001
Attorney (Partner), Philipp & Littig, Mannheim, Germany
1992 – 1995
Attorney (Associate), Dr. Hermann Büttner,

Karlsruhe, Germany

Education
–

Master’s degree, law, Universities of Mannheim and Heidelberg
–

Master of Laws (LL.M.), Georgetown University, Washington, DC

Key competencies
–

Risk management, compliance and legal
–

Finance, audit, accounting
–

ESG (environmental, social and governance)
–

Regulatory authority, central bank

Leadership experience
–

Executive board leadership

Other activities and functions
None

Corporate governance and compensation | Corporate governance

William C. Dudley

Non-executive member of the Board since 2019
–

Member of the Governance and Nominating

Committee since 2020
–

Member of the Corporate Culture and Responsibility Committee

since 2019
–

Member of the Risk Committee since 2019

Nationality:

American (US) |
Year of birth:

1953

William C. Dudley served as

the President and CEO of the

Federal Reserve
Bank of New York for nine

years. He demonstrated

exceptional leadership
in monetary

policy and as

a top

regulator,

including during the

years of
the global financial crisis. During that period, his additional area of focus
included

cultural

behavior

and

social

and

governance

topics

in

the
financial

services

industry.

He

also

served

as

the

Vice

Chairman

and

a
permanent member of the Federal Open Market Committee. Mr.

Dudley
brings a

wealth of

experience in

banking and

research thanks to

his former
management positions at

Goldman Sachs

Group and

Morgan Guaranty
Trust.

Professional experience
2009 – 2018
President and CEO, Federal Reserve Bank of New York,
USA
2007 – 2009
Executive Vice President and Head Markets Group,

Federal Reserve Bank of New York, USA
2006
Senior advisor (part-time), Goldman Sachs Group, USA
2002 – 2005
Partner and Director US Economic Research Group,
Goldman Sachs Group, USA
1996 – 2002
Managing Director and Director US Economic Research
Group, Goldman Sachs Group, USA
1983 – 1996
Economist at Goldman Sachs Group, Morgan Guaranty
Trust Company,

and Board of Governors of the Federal
Reserve System

Education
–

Bachelor of Arts, New College of Florida
–

Doctorate, economics, University of California, Berkeley

Non-listed company boards
–

Member of the Board of Treliant LLC

Other activities and functions
–

Senior Advisor to the Griswold Center for Economic

Policy Studies,
Princeton University
–

Member of the Group of Thirty
–

Member of the Council on Foreign Relations
–

Chair of the Bretton Woods Committee Board of Directors
–

Member of the Board of the Council for Economic

Education

Key competencies
–

Investment banking, capital markets
–

Risk management, compliance and legal
–

Regulatory authority, central bank
–

ESG (environmental, social and governance)

Leadership experience
–

CEO, Chairman

Patrick Firmenich

Non-executive member of the Board since 2021
–

Member of the Audit Committee since 2021
–

Member of the Corporate Culture and Responsibility Committee

since 2021

Nationality:

Swiss |
Year of birth:

1962

Patrick

Firmenich

has

been

Chairman

of

the

Board

of

Firmenich
International

SA,

the

world’s

largest

privately

owned

fragrances

and
flavorings company, since 2016,

after leading the

company as CEO

during
a

12-year

tenure.

He

demonstrated

his

entrepreneurial

leadership

by
significantly

advancing

the

Firmenich

group’s

global

position

through
organic and in-organic growth and successfully continuously

transformed
the organization to respond to client needs and the market

environment.
He developed

an ambitious

sustainability strategy

for the

group to

lead
the

industry

in

health,

safety

and

environmental

performance.

Before
joining

Firmenich,

he

held

several

positions

in

the

legal

and

banking
sectors, including working

as an international

investment banking

analyst.

Professional experience
2014 – 2016
Vice Chairman of the Board, Firmenich International

SA
2002 – 2014
CEO, Firmenich SA, Geneva
2001 – 2002
Corporate Vice President, Special Operations,

Firmenich SA, Geneva
1997 – 2001
Vice President Fine Fragrance worldwide and Président
Directeur Général, Firmenich & Cie, Paris and

Firmenich Inc, New York
1993 – 1997
Vice President Fine Fragrance North America,

Firmenich Inc, New York
1990 – 1993
Account Manager, Firmenich & Cie, Paris
1988 – 1989
Analyst, International Investment Banking,

Credit Suisse
First Boston
1988
Production administrator, Firmenich SA de CV, Mexico
1984 – 1986
Attorney, Business Law, Patry,

Junet, Simon & Le Fort,
Geneva

Education
–

Master’s degree, law, University of Geneva, admitted to the bar in Geneva
–

MBA, INSEAD Fontainebleau

Non-listed company boards
–

Member of the Board of Jacobs Holding AG

Other activities and functions
–

Member of the Board of INSEAD and INSEAD World Foundation
–

Member of the Advisory Council of the Swiss Board Institute

Key competencies
–

Risk management, compliance and legal
–

Finance, audit, accounting
–

ESG (environmental, social and governance)
–

Banking (wealth management, asset management, personal

and
corporate banking) and insurance

Leadership experience
–

CEO, Chairman

Reto Francioni

Non-executive member of the Board since 2013
–

Member of the Compensation Committee since 2019
–

Member of the Risk Committee since 2015

Nationality:

Swiss |
Year of birth:

1955

Reto Francioni, as the former CEO of Deutsche Börse, can draw on many years of

experience in

the financial

world. Prior

to his

role at

Deutsche
Börse, he

was Chairman

of the

Supervisory Board

and President

of the
SWX Group, Zurich,

placing him at

the heart of

digitalization within the
financial sector. In both positions, he

drove a fundamental transformation
to

reshape

the firms

as

world

leaders

in

technology.

Mr.

Francioni

has
been

a

professor

of applied

capital markets

theory at

the University

of
Basel since 2006

and is the

author of several

highly respected books

on
capital markets issues. He

has also served as

an independent director on
the boards of various major corporations.

Professional experience
2005 – 2015
CEO, Deutsche Börse AG
2002 – 2005
Chairman of the Supervisory Board and President,

SWX Group, Zurich
2000 – 2002
Co-CEO and Spokesman for the Board of Directors,
Consors AG, Nuremberg
1999 – 2000
Deputy CEO, Deutsche Börse AG, Frankfurt am Main
1993 – 2000
Member of the Executive Board, Deutsche Börse AG,
Frankfurt am Main
1992 – 1993
Director, Corporate Finance, Hoffmann-La Roche, Basel
1989 – 1992
Deputy Director and deputy CEO, Association Tripartite
Bourses, Zurich
1985 – 1988
Equity sales and legal, Credit Suisse, New York and Zurich
1981 – 1984
Union Bank of Switzerland

Education
–

Master’s degree and doctorate, law, University of Zurich

Listed company boards
–

Member of the Board of Coca-Cola HBC AG (Senior Independent
Non-Executive Director, chair of the nomination committee)

Non-listed company boards
–

Chairman of the Board of Swiss International

Air Lines AG
–

Vice Chairman of the Board of MTIP AG

Other activities and functions
–

Member of the Board of economiesuisse

Key competencies
–

Investment banking, capital markets
–

Risk management, compliance and legal
–

Human resources management, including compensation
–

Technology,

cybersecurity

Leadership experience
–

CEO, Chairman

Fred Hu

Non-executive member of the Board since 2018
–

Member of the Governance and Nominating

Committee since 2020
–

Member of the Risk Committee since 2020

Nationality:

Chinese |
Year of birth:

1963

Fred Hu has been the Chairman

and CEO of Primavera Capital

Group , an
Asia-based private investment firm focused on emerging technology and innovative industries,

since founding

it in

2010. Prior

to that,

he was

a
partner and Chairman for Greater China at

Goldman Sachs, building the
firm’s

Asia

Pacific

franchise.

Mr.

Hu

has

a

profound

understanding

of
Chin a’s
economy

and

rapidly

developing

financial

system,
and vast
amount of experience advising and investing in leading firms in the tech, consumer and health

care sectors in

China and globally.

He has worked
at the IMF and advised the Chinese government

on economic policy.

Professional experience
2010 – date
Founder, Chairman & CEO,

Primavera Capital Group, China
2008 – 2010
Partner and Chairman of Greater China, Goldman Sachs
2004 – 2008
Partner and Co-Head, Investment Banking, China,
Goldman Sachs
2003 – 2004
Managing Director and Co-Head, Investment Banking,
China, Goldman Sachs
1997 – 2003
Executive Director, then Managing Director and Chief
Economist and Strategist, Greater China, Goldman Sachs
1996 – date
Co-Director, the National Center for Economic Research
1996 – date
Adjunct Professor, Economics,

Tsinghua University

Education
–

Master’s degree, engineering science, Tsinghua University
–

Master’s degree and doctorate, economics, Harvard University

Listed company boards
–

Non-executive Chairman of the Board of Yum China Holdings

(chair of the nomination and governance committee)
–

Member of the Board of ICBC

Non-listed company boards
–

Chairman of Primavera Capital Ltd
–

Member of the Board of Ant Group
–

Member of the Board of Minsheng Financial Leasing Co.

Other activities and functions
–

Trustee of the China Medical Board
–

Governor of the Chinese International

School in Hong Kong SAR
–

Co-Chairman of the Nature Conservancy Asia Pacific Council
–

Member of the Board of Trustees,

the Institute for Advanced Study
–

Director and member of the Executive Committee of China

Venture
Capital and Private Equity Association Ltd.

Key competencies
–

Investment banking, capital markets
–

Risk management, compliance and legal
–

Technology,

cybersecurity
–

Regulatory authority, central bank

Leadership experience
–

CEO, Chairman

Corporate governance and compensation | Corporate governance

Mark Hughes

Non-executive member of the Board since 2020
–

Chairperson of the Risk Committee since 2020
–

Member of the Corporate Culture and Responsibility Committee

since 2020

Nationality:

Canadian, British and American (US) |
Year of birth:

1958

Mark

Hughes

is a

veteran in

the financial

services sector,

having spent
more

than

35

years

working

for

the

Royal

Bank

of

Canada

(RBC)

in
Canada, in the US and

the UK. In his final

role as Group Chief Risk Officer
of RBC,

he was

responsible for

the strategic management

of risk

on an
enterprise-wide basis

and oversaw all

risk functions. During

his career, Mr.
Hughes has also held

senior management positions

in the front office

and
key operational roles. Currently, he is a

visiting lecturer at Leeds

University
and is chair of the Global Risk Institute, bringing

an enormous amount of
experience as a risk specialist to the Board of Directors of UBS.

Professional experience
2014 – 2018
Group Chief Risk Officer and member Group Executive
Committee, Royal Bank of Canada
2013
Deputy Chief Risk Officer, Royal Bank of Canada
2008 – 2013
Chief Operating Officer, RBC Capital Markets, Royal Bank
of Canada
2001 – 2008
Head of Global Credit, Royal Bank of Canada
1999 – 2001
Head of Debt Products, Royal Bank of Canada
1998 – 1999
Senior Vice President and General Manager USA,

Royal Bank of Canada
1997 – 1998
Senior Vice President Financial Services, Royal Bank
of Canada
1982 – 1996
Various positions, Royal Bank of Canada

Education
–

Bachelor of Laws (LL.B.), University of Leeds
–

MBA, finance, University of Manchester

Other activities and functions
–

Chair of the Board of Directors of the Global Risk Institute
–

Visiting lecturer at the University of Leeds
–

Senior advisor to McKinsey & Company

Key competencies
–

Banking (wealth management, asset management,

personal and corporate banking) and insurance
–

Investment banking, capital markets
–

Risk management, compliance and legal
–

Technology,

cybersecurity

Leadership experience
–

Executive board leadership

Nathalie Rachou

Non-executive member of the Board since 2020
–

Member of the Risk Committee since 2020

Nationality:

French |
Year of birth:

1957

Nathalie Rachou is

a seasoned expert

in financial services,

having held a
number of banking positions, such as CEO of Prime Brokerage and Head of a business line in

Capital Markets at Crédit

Agricole Indosuez in the

UK
and in France.

In 1999, she founded a London-based asset management
company that

merged with a

French asset

manager and continued

as a
senior

adviser

until

2020.

Alongside

these

roles,

Ms.

Rachou

brings
extensive experience from serving

as a board member

of Société Générale
for 12 years and is currently on

the boards of two other listed companies,
including the pan-European bourse, Euronext N.V.

Professional experience
2015 – 2020
Senior Advisor, Clartan Associés

(formerly Rouvier Associés), France
1999 – 2014
Founding partner and CEO,

Topiary Finance Ltd., UK
1996 – 1999
Head of Global Foreign Exchange and Currency Options,
Crédit Agricole Indosuez (formerly Banque Indosuez), UK
1991 – 1996
Corporate Secretary and Secretary to the

Board of Directors, Crédit

Agricole Indosuez, France
1986 – 1991
COO, Carr Futures, France (owned by Banque Indosuez),
Crédit Agricole Indosuez, France
1983 – 1986
Head of Asset

and Liability

Management

& Market

Risks,
Crédit Agricole

Indosuez,

France
1978 – 1982
Position in Forex Exchange Sales, Crédit Agricole Indosuez,
France and UK

Education
–

Master’s degree, management, HEC Paris
–

MBA, INSEAD Fontainebleau

Listed company boards
–

Member of the Board of Euronext N.V.

(chair of the remuneration committee)
–

Member of the Board of Veolia Environnement SA

(chair of the audit committee)

Other activities and functions
–

Member of the Board of the African Financial Institutions

Investment
Platform

Key competencies
–

Banking (wealth management, asset management,

personal and corporate banking) and insurance
–

Investment banking, capital markets
–

Risk management, compliance and legal
–

Finance, audit, accounting

Julie G. Richardson

Non-executive member of the Board since 2017
–

Chairperson of the Compensation Committee since 2019
–

Member of the Governance and Nominating

Committee since 2019
–

Member of the Risk Committee since 2017

Nationality:

American (US) |
Year of birth:

1963

Julie G.

Richardson spent more

than 25 years

on Wall

Street as

a senior
investment banker with

a focus on

telecom, media and

technology. She
began her career at Merrill

Lynch, before moving to JPMorgan,

where she
headed

the

telecommunications,

media

and

technology

investment
banking group. Later, she moved into private equity,

as head of the New
York

office

of

Providence

Equity

Partners.

Throughout

her

career,
Ms. Richardson has spent significant time with both

incumbent and new
technology

companies,

including

being

a

board

member

of

a

digital
knowledge management company and a leading cloud monitoring

firm.

Professional experience
2012 – 2014
Senior advisor, Providence Equity Partners, New York
2003 – 2012
Partner and Head of the New York office,

Providence Equity Partners, New York
1998 – 2003
Vice Chairman of the Investment Banking division

of
JPMorgan Chase & Co. and Head of its Global
Telecommunications, Media and Technology

group
1986 – 1998
Various position at Merrill Lynch, final position:

Managing Director Media and Communications
Investment Banking

Education
–

Bachelor’s degree, business administration, University of

Wisconsin–Madison

Listed company boards
–

Member of the Board of Yext (chair of the audit committee)
–

Member of the Board of Datadog (chair of the audit committee)

Key competencies
–

Investment banking, capital markets
–

Risk management, compliance and legal
–

Human resources management, including compensation
–

Technology,

cybersecurity

Dieter Wemmer

Non-executive member of the Board since 2016
–

Member of the Governance and Nominating

Committee since 2020
–

Member of the Audit Committee since 2019
–

Member of the Compensation Committee since 2018

Nationality:

Swiss

and German

|
Year of

birth:

1957

Dieter Wemmer

began his

esteemed

career in the

insurance

sector with

the
Zurich Group

in 1986, retiring

in 2017 as CFO of Allianz.

As a long-serving
CFO of

two large

multi-national

companies

in the

financial

services

sector, he
brings

deep experience

across a broad

range of highly

relevant

topics to

the
table. Mr.

Wemmer brings

to

the

BoD

knowledge covering accounting,
finance

and audit,

including

capital markets,

investments,

risk management,
as well

as asset

management.

His know-how

includes

hands-on

experience

in
M&A and

management

of large

organizations

with

a dedication

to strategy.

Professional experience
2013 –

2017
CFO, Allianz SE
2012 – 2013
Member of the Board of Management, responsible for the
insurance business in France, Benelux, Italy, Greece and
Turkey and for the “Global Property & Casualty” Center of
Competence, Allianz SE
2007 –

2011
CFO, Zurich Insurance Group
2010 –

2011
Regional Chairman of Europe, Zurich Insurance Group
2004 –

2007
CEO of the Europe General Insurance business

and member of Zurich’s Group Executive Committee,
Zurich Insurance Group
2003 –

2004
COO of Europe General Insurance, Zurich Insurance Group
1999 –

2003
Head of Mergers and Acquisitions, Zurich Insurance Group
1997 –

1999
Head of Financial Controlling, Zurich Insurance Group

Education
–

Master’s degree and doctorate, mathematics, University

of Cologne

Listed company boards
–

Member of the Board of Ørsted A/S

(chair of the audit and risk committee)

Non-listed company boards
–

Chairman of Marco Capital Holdings Limited,

Malta and subsidiaries

Other activities and functions
–

Member of the Berlin Center of Corporate Governance

Key competencies
–

Banking (wealth management, asset management,

personal and corporate banking)

and insurance
–

Investment banking, capital markets
–

Finance, audit, accounting
–

Risk management, compliance and legal

Leadership experience
–

Executive board leadership

Corporate governance and compensation | Corporate governance

Jeanette Wong

Non-executive member of the Board since 2019
–

Member Compensation Committee since 2020
–

Member of the Corporate Culture and Responsibility Committee

since 2020
–

Member of the Audit Committee since 2019

Nationality:

Singaporean |
Year of birth:

1960

Jeanette

Wong

has

spent more

than 30

years working

in

the financial
sector in Singapore. She retired from DBS Group in 2019, where she was
Group Executive responsible for the institutional banking business,

a post
which

encompassed

corporate

banking,

global

transaction

services,
strategic advisory and

mergers and acquisitions.

Prior to that, she

held the
position of

CFO at

DBS

Bank. During

a

16-year career

with JPMorgan,
Ms. Wong helped build

up its Asia

and emerging markets

business. She
brings extensive

experience from

serving as

a member

of the

board of
directors of two highly valued listed companies.

Professional experience
2008 – 2019
Group Executive institutional banking business,

DBS Bank, Singapore
2003 – 2008
CFO, DBS Bank
2003
Chief Administration Officer, DBS Bank, Singapore
1997 – 2002
Country Manager Singapore, JPMorgan Chase, Singapore
1986 – 1997
Various roles in Global Markets and Emerging Markets
Sales and Trading business, Asia,

JPMorgan Chase,
Singapore
1984 – 1986
Manager, Private Banking,

Citibank, Singapore
1982 – 1984
Manager, Corporate Banking, Paribas, Singapore

Education
–

Bachelor’s degree, business administration, the National University of Singapore
–

MBA, University of Chicago

Listed company boards
–

Member of the Board of Prudential plc
–

Member of the Board of Singapore Airlines Limited

Non-listed company boards
–

Member of the Board Risk Committee of GIC Pte Ltd
–

Member of the Board of Jurong Town Corporation
–

Member of the Board of PSA International

Other activities and functions
–

Chairman of the CareShield Life Council
–

Member of the Securities Industry Council
–

Member of the Board of Trustees of the National University

of Singapore

Key competencies
–

Banking (wealth management, asset management,

personal and corporate banking) and insurance
–

Investment banking, capital markets
–

Finance, audit, accounting
–

ESG (environmental, social and governance)

Leadership experience
–

Executive board leadership

Markus Baumann

Group Company Secretary since 2017

Nationality:

Swiss |
Year of birth:
1963

Markus Baumann

joined UBS

in 1979

as a

banking apprentice
and has now been with the firm

for more than 40 years. Earlier
in his

career,

he worked

in Japan

for four

years, as

Corporate
Planning Officer

and assistant

to the

CEO. He

then worked

as
COO

EMEA for

UBS

Asset Management

and

has

since

held a
broad range of leadership roles across the Group

in Switzerland,
the US and Japan, including

COO of Group Internal Audit from
2006 to 2015.

Professional experience
2017 – date
Group Company Secretary of UBS Group AG

and Company Secretary of UBS AG
2015 – 2016
Chief of Staff to the Chairman of the Board of
Directors, UBS

2006 – 2015
COO, Group Internal Audit, UBS

2005 – 2006
Head Global Reporting & Controlling,

Global Asset Management, UBS

2002 – 2004
Head Management Support CEO EMEA,

Global Asset Management, UBS

1998 – 2002
COO EMEA, Global Asset Management, UBS

1979 – 1997
Various positions, Union Bank of Switzerland

Education
–

Swiss Federal Diploma as a Business Analyst
–

MBA, INSEAD Fontainebleau

Elections and terms of office
Shareholders annually elect each member of the

BoD individually,
as well as

the Chairman and

the members of

the Compensation
Committee, based on proposals from the BoD.

As set out in

the Organization Regulations, BoD

members are
normally expected to serve for at least three years. BoD members are limited to

serving for a maximum

of 10 consecutive

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
the

Group

Company

Secretary,

who,

pursuant

to

the
Organization

Regulations,

acts

as

secretary

to

the

BoD

and

its
committees.
Pursuant

to

the

AoA

and

the

Organization

Regulations,

the
BoD meets as often as business

requires, but it must meet at

least
six times

a

year.

Due

to

the

continued COVID-19

pandemic,

all
meetings were organized as video calls, with the

exception of the
meeting

held

in

October

2021.

Additional

video

calls

were
organized

during

the

reporting

period

to

facilitate

social
engagement and

interaction between

the members

of the

BoD.
During 2021, a total of 24 BoD meetings were held, 12 of

which
were attended by

GEB members.

Average participation in

the BoD
meetings was 99%. In addition to the BoD meetings attended by
GEB members, the Group CEO attended

some of the meetings of
the BoD without GEB participation. The meetings had an

average
duration of

130 minutes

and covered

both UBS

Group AG

and
UBS AG. Additionally, 10 ad hoc calls were held, 6 of which were attended by

GEB members.

The BoD

held a

number of

strategy
workshops throughout

the year,

during which

the results

of the
new CEO’s in-depth strategy review were

covered. These strategy
workshops

included

deep

dives

on

each

business

division

and
geographical

region,

and

topics

such

as

the

definition

of

the
p
urpose,

vision

and

strategic

imperatives
,
as

well

as

the
digitalization

of

the

business,

sustainable

finance,

cultural

and
behavioral aspects , including
agile

approaches

to
ways

of
working.

The

strategy

discussions

were

completed

in

October
2021,

when the

overarching strategy

and implementation

plans
were agreed upon.

At

the

BoD

meetings,

each

committee

Chairperson

provides
the

BoD

with

an

update

on

current

activities

of

his

or

her
committee and important committee issues.

In 2021, four UBS AG BoD meetings were held with members
of

the

Executive

Board

in

attendance.

Standalone

meetings are
held regularly

to discuss

and agree

on finance,

risk, compliance,
operational risk,

regulatory and

other topics

related to

UBS AG.
We

also

continued

with

the

coordination

and

exchange

of
information

between

UBS

Group

AG

and

its

significant

group
entities. Joint meetings

between the BoD

of UBS Group

AG and
the boards of directors of the significant group entities, as well as
between the

respective chairs

of the

risk and

audit committees,
have been held. As in prior years, an

annual workshop, attended
by

independent

members

of

the

boards

of

the

Group

and
significant group entities, was held.

Corporate governance and compensation | Corporate governance

Performance assessment
Every third year, an external

assessment of

the effectiveness of

the
BoD is

conducted. In

2022, this

review

concluded that

the UBS
BoD and committees

operate effectively, in line

with best

practice,
and set a high standard in

comparison with leading international
peers. The review

also confirmed that

the BoD agenda

covers all
important

and

relevant

topics

and

that

these

are

addressed
professionally and

in great

depth. It

further found

that the

BoD
members are

independent, highly committed

and of the

highest
integrity, and that the Chairman provides effective

leadership and
direction. The

review emphasized

that the

cooperation between
the

BoD

and

the

GEB

is

based

on

mutual

trust,

respect

and
constructive dialogue.

The mix

of expertise

in the

BoD is

broad-
based and the quality of BoD members is high. The BoD and GEB have

responded

well

to

the

economic

environment,

including
successfully managing the firm through

the COVID-19 pandemic
and
other

significant

challenges,

while

maintaining

an
appropriate

focus

on

control

and

regulatory

issues.

The

review
highlights the successful CEO

transition and onboarding and

the
well-planned

and

professionally

executed

Chairman

succession
process. No significant weaknesses were

identified in the review,
areas

to

be

further

focused

on

included

the

maintaining

of

a
balanced

agenda

that

provides

sufficient

room

for

business
performance, strategic review and growth initiatives.

BoD committees
The

committees listed

on the

following pages

assist the

BoD in
the

performance

of

its

responsibilities.

These

committees

and
their

charters

are

described

in

our

Organization

Regulations,
available at
ubs.com/governance.

The committees meet

as often
as their business requires, but

no less than four

times a year in

the
case

of

the

Audit

Committee,

the

Risk

Committee

and

the
Compensation Committee,

and no less

than two times

a year in
the case of

the Corporate Culture

and Responsibility Committee
and

the

Governance

and

Nominating

Committee.

Topics

of
common

interest

or

affecting

more

than

one

committee

are
discussed at joint committee meetings.

During

2021,

a

total of

nine joint

committee meetings

were
held

for

UBS

Group

AG

(seven

joint

committee

meetings

were
held simultaneously

for UBS

AG). The

Risk Committee

held two
meetings

with

the

Compensation

Committee,
two
with

the
Corporate

Culture

and

Responsibility

Committee,

and

five

with
the Audit Committee.

Board of Directors
Members in 2021
Meeting attendance
without GEB
3
Meeting attendance
with GEB
4
Key responsibilities include:
Axel A. Weber, Chairman 12/12 100% 12/12 100%
The Board has ultimate responsibility for the success of

the Group and
for delivering sustainable shareholder value within

a framework of
prudent and effective controls. It decides on the Group’s

strategy and
the necessary financial and human resources upon recommendation of
the Group CEO and sets the Group’s values and standards to

ensure
that its obligations to shareholders and other stakeholders

are met.
›

Refer to the Organization Regulations of UBS Group

AG,
available at ubs.com/governance , for more information
Jeremy Anderson 12/12 100% 12/12 100%
Claudia Böckstiegel
1
10/10 100% 8/8 100%
William C. Dudley 12/12 100% 12/12 100%
Patrick Firmenich
1
10/10 100% 8/8 100%
Reto Francioni 12/12 100% 12/12 100%
Fred Hu 11/12 92% 11/12 92%
Mark Hughes 12/12 100% 12/12 100%
Nathalie Rachou 12/12 100% 12/12 100%
Julie G. Richardson 12/12 100% 12/12 100%
Beatrice Weder di Mauro
2
2/2 100% 4/4 100%
Dieter Wemmer 12/12 100% 12/12 100%
Jeanette Wong 12/12 100% 12/12 100%
1

Claudia Böckstiegel and Patrick Firmenich were elected to the Board at the 2021 AGM; indicated are their attended and total meetings after their election.

2

Beatrice Weder di Mauro did not stand for re-election at
the 2021 AGM; indicated are her attended and total meetings up to the 2021 AGM.

3

Additionally, four ad hoc calls took place in 2021.

4

Additionally, six ad hoc calls took place in 2021.

Audit Committee
Throughout

2021,

the

Audit

Committee

consisted

of

four

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

2021,

the

Audit

Committee

held

13

committee
meetings, with

a participation

rate of

100%. The

meetings had
an average

duration of

approximately 145

minutes and

covered
both UBS Group AG

and UBS AG. Additional attendees

included
the Chairman

of the

BoD, the

Group CEO,

the Group

CFO, the
Group Controller and

Chief Accounting Officer,

the Head Group
Internal

Audit (GIA)

and the

external

auditors.

The

Chairperson
and

the

committee

continued

to

maintain

regular

contact

with
core supervisory authorities.

All

Audit

Committee

members

have

accounting

or

related
financial management expertise

and, in compliance with

the rules
established pursuant to the 2002 US Sarbanes–Oxley Act, at

least
one member

qualifies as

a financial

expert. The

NYSE standards
on corporate governance and Rule 10A-3 under the

US Securities
Exchange Act set

more stringent independence requirements

for
members of audit committees than for the other members of the
BoD. Throughout 2021, all

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

Audit Committee
Members in 2021 Meeting attendance
3

Key responsibilities include:
Jeremy Anderson (Chairperson) 13/13 100%
The function of the Audit Committee is to support

the Board in fulfilling its oversight duty relating
to financial reporting and internal controls over financial

reporting, the effectiveness of the
external and internal audit functions,

and the effectiveness of whistleblowing procedures.
Management is responsible for the preparation, presentation

and integrity of the financial
statements, while the external auditors

are responsible for auditing financial statements. The

Audit
Committee’s responsibility is one of oversight

and review.
›
Refer to the Organization Regulations of UBS Group

AG,

available at ubs.com/governance,

for more information
Patrick Firmenich
1
9/9
100%

Beatrice Weder di Mauro
2
4/4 100%
Dieter Wemmer 13/13 100%
Jeanette Wong 13/13 100%
1

Patrick Firmenich was elected to this committee at the 2021 AGM; indicated

are his attended and total meetings after his election.

2

Beatrice Weder di Mauro did not stand for re-election

at the 2021 AGM; indicated
are her attended and total meetings up to the 2021 AGM.

3
Additionally, the Audit Committee held one ad hoc call.

Corporate governance and compensation | Corporate governance

Compensation Committee
The

Compensation

Committee

consisted

of

four

independent
BoD members throughout 2021, as indicated

in the table below.
In addition to the key responsibilities indicated in the

same table,
the

Compensation

Committee

reviews

the

compensation
disclosures included in this report.
During

2021,

the
Co
mpensation

Committee

held

nine
meetings,

with

a
n

average

participation

rate

of

97%.

The
meetings had

an average

duration of

approximately 90

minutes
and covered both UBS Group AG and UBS

AG. All meetings were
held

in the

presence of

the

Chairman

and the

Group CEO

and
most

were

attended

by

external

advisors.
In 2021 ,   the
Chairperson met regularly with core supervisory authorities.
›

Refer to “Compensation for the Board of Directors”

in the
“Compensation” section on page 258 of

this report for more
information about the Compensation

Committee’s decision-
making procedures
Corporate Culture and Responsibility Committee
In

2021,

the

Corporate

Culture

and

Responsibility

Committee
consisted

of

the

Chairperson

and

four

independent

BoD
members.

The Group

CEO, the

Group

Chief Regulatory

Officer,
the President Asset

Management and GEB lead

for Sustainability
and

Impact,

and

the

Chief Sustainability

Officer

are

permanent
guests

of

the

Corporate

Culture

and

Responsibility

Committee.
During 2021, six meetings were held, with a

participation rate of
100%.
The

average

duration

of

each

of

the

meetings

was
approximately 80 minutes.

Compensation Committee
Members in 2021 Meeting attendance
1

Key responsibilities include:
Julie G. Richardson (Chairperson) 9/9 100%
The Compensation Committee is responsible for:
(i)
supporting the Board in its duties to set guidelines

on compensation and benefits;
(ii)

approving the total compensation for the Chairman

and the non-independent Board members;
(iii) proposing, upon proposal of the Chairman, financial

and non-financial performance targets
and objectives for the Group CEO for approval by the

Board and reviewing,
upon the proposal
of the Group CEO, the performance f ramework for the other GEB members;
(iv) proposing, upon proposal of the Chairman, the Group CEO’s performance assessment for
approval by the Board, as well as informing the Board of the performance assessments of
all GEB members, including the Group CEO ;
(v) proposing, upon proposal
of the Chairman, the total compensation

for the Group CEO for
approval by the Board; and
(vi)

proposing, upon proposal of the Group CEO, the individual total compensation for the other
GEB members for approval by the Board.
›
Refer to the Organization Regulations of UBS Group

AG,

available at ubs.com/governance,

for more information
Reto Francioni 8/9 89%
Dieter Wemmer 9/9 100%
Jeanette Wong 9/9 100%
1
Additionally, the Compensation Committee held four ad hoc calls.

Corporate Culture and Responsibility Committee
Members in 2021
Meeting attendance

Key responsibilities include:
Axel A. Weber (Chairperson)

6/6 100%
The Corporate Culture and Responsibility Committee

supports the Board in its duties to safeguard
and advance the Group’s reputation for responsible and sustainable conduct. Its function is
forward-looking in that it monitors and reviews societal

trends and transformational developments
and assesses their potential relevance for the Group.
In undertaking this assessment, it reviews stakeholder

concerns and expectations pertaining

to the
societal performance of UBS and to the development

of its corporate culture. The Corporate
Culture and Responsibility Committee’s function

also encompasses the monitoring of the

current
state and implementation of the programs and initiatives

within the Group pertaining to corporate
culture and corporate responsibility,

including sustainability.
›
Refer to the Organization Regulations of UBS Group

AG,

available at ubs.com/governance , for more information
William C. Dudley 6/6 100%
Patrick Firmenich
1
4/4 100%
Mark Hughes 6/6 100%
Beatrice Weder di Mauro
2
2/2 100%
Jeanette Wong 6/6 100%
1

Following the 2021 AGM, Patrick Firmenich became a member of this committee; indicated are his attended and total meetings after his election.

2

Beatrice Weder di Mauro did not stand for re-election at the 2021
AGM; indicated are her attended and total meetings up to the 2021 AGM.

Governance and Nominating Committee
In 2021,

the Governance

and Nominating

Committee consisted
of the Chairperson and five independent members. During 2021, nine meetings were held,

with a participation rate of 100%.

The
average duration

of each of

the meetings was

approximately 75
minutes. The Group CEO attended meetings as appropriate.
Risk Committee
In

2021,

the

Risk

Committee

consisted

of

six

independent
members.

During 2021,

the Risk

Committee held

11 committee
meetings,

with

a

participation

rate

of

100%.

The

average
duration of each

of the meetings

was approximately 205

minutes,
covering both UBS Group

AG and UBS AG.

The Group CEO,

the
Group CFO, the Group Chief Risk Officer,

Group COO and later

the

Group

Chief
Digital

and

Information

Officer,

the

Group
Treasurer,

the Group Chief Compliance

and Governance Officer,
the

Group

General

Counsel,

and

the

Head

GIA

attended

the
meetings.

In

2021,

the

Chairperson

or

the

full

committee

met
with core supervisory authorities.
Ad hoc committees

The Special

Committee and

the Strategy

Committee are

two ad
hoc

committees,

which

have

a

standing

composition

and

hold
meetings as and when required.

Leading

up

the

2021

AGM,

the

Special

Committee

was
composed

of

four BoD

members.

Jeremy

Anderson

chaired the
Special

Committee,

with

Nathalie

Rachou,

Julie

G.

Richardson,
and

Axel

A.

Weber

as

its

members;

after

the

AGM,

Claudia
Böckstiegel joined

the Special

Committee. Its

primary purpose

is
to

oversee

activities

related

to

key

litigation

and

investigation
matters, review

management’s respective

proposals and

send to
the BoD

recommendations for

decisions. In

2021, the

key focus
was

the

French

cross-border

matter.

The

Group

CEO

and

the
Group General

Counsel are

permanent guests.

During 2021,

six
meetings were held, covering both UBS Group AG and UBS AG.

The Strategy

Committee is

composed of

four BoD

members.
Its primary purpose is to

support management and the BoD with
regard to the assessment of strategic considerations and to assist with

the

planning of

the annual

strategy meetings

for

the BoD
and

the

GEB.

The

committee

sends

recommendations

for
decisions

to

the

BoD.

Axel

A.

Weber

chaired

the

Strategy
Committee, with William C. Dudley, Fred Hu and Dieter

Wemmer
as

its

members.

During

2021,

one

meeting

was

held,

covering
both

UBS

Group

AG and

UBS AG.

The

Group

CEO,

the

Group
CFO and the

Head Corporate Development

& Performance were
present.

Governance and Nominating Committee
Members in 2021 Meeting attendance
1

Key responsibilities include:
Axel A. Weber (Chairperson) 9/9 100%
The function of the Governance and

Nominating Committee is to support the Board in fulfilling

its
duty to establish best practices in corporate governance

across the Group, including conducting a
Board assessment, establishing and maintaining

a process for appointing new Board and GEB
members, as well as for the annual performance

assessment of the Board.
›

Refer to the Organization Regulations of UBS Group

AG,

available at ubs.com/governance , for more information
Jeremy Anderson 9/9 100%
William C. Dudley 9/9 100%
Fred Hu 9/9 100%
Julie G. Richardson 9/9 100%
Dieter Wemmer 9/9 100%
1
Additionally, the Governance and Nominating Committee held five ad hoc calls.

Risk Committee
Members in 2021 Meeting attendance
1

Key responsibilities include:
Mark Hughes (Chairperson) 11/11 100%
The function of the Risk Committee is to oversee

and support the Board in fulfilling its duty to set
and supervise an appropriate risk management

and control framework in the areas of:

(i) financial and non - financial risks ; and
(ii)

balance sheet, treasury and capital management, including

funding,

liquidity and equity attribution.
›
Refer to the Organization Regulations of UBS Group

AG,

available at ubs.com/governance , for more information
William C. Dudley 11/11 100%
Reto Francioni 11/11 100%
Fred Hu 11/11 100%
Nathalie Rachou 11/11 100%
Julie G. Richardson 11/11 100%
1
Additionally, the Risk Committee held four ad hoc calls.

Corporate governance and compensation | Corporate governance

Roles and responsibilities of the Chairman of the Board of
Directors
At

the

2022

AGM,

Axel

A.

Weber

will

step

down

and

Colm
Kelleher will

stand for

election as

the full-time

Chairman of

the
BoD. The

Chairman coordinates

tasks within

the BoD,

calls BoD
meetings

and

sets

their

agendas.

He

presides

over

all

general
meetings

of

shareholders

and

works

with

the

committee
Chairpersons

to

coordinate

the

work

of

all

BoD

committees.
Together

with

the

Group

CEO,

the

Chairman

undertakes
responsibility for UBS’s reputation, and is responsible for

effective
communication

with

shareholders

and

other

stakeholders,
including

government

officials,

regulators

and

public
organizations. This is

in addition to

establishing and maintaining
close working

relationships with

the Group

CEO and

other GEB
members, and providing advice and support when appropriate.
›

Refer to “Employees” in the “How we

create value for our
stakeholders” section on page 44 and

the fold-out pages of this
report for information about our Pillars, Principles

and Behaviors

In

2021,

the

Chairman

met

regularly

with

core

supervisory
authorities

in

all

major

locations

where

UBS

is

active.

Meetings
with important

supervisory authorities

were scheduled

on an

ad
hoc or needs-driven basis.
Roles and responsibilities of the Vice Chairmen and the
Senior Independent Director

The

BoD

appoints

one

or

more

Vice

Chairmen

and

a

Senior
Independent

Director.

If

the

BoD

appoints

more

than

one

Vice
Chairman, at

least one

of them

must be

independent. Both

the
Vice Chairman and

the Senior Independent

Director support

the
Chairman with

regard

to his

responsibilities and

authorities and
provide him

with advice.

In conjunction

with the

Chairman and
the Governance and Nominating Committee, they facilitate good
Group-wide corporate governance,

as well as

balanced leadership
and

control

within

the

Group,

the

Board

and

the

committees.
Jeremy

Anderson

has

been

the

Vice

Chairman

and

Senior
Independent

Director

since

2020

and

it

is

planned

that

he

will
remain

Senior

Independent

Director

following

the

2022

AGM.
Lukas Gähwiler will be appointed as Vice Chairman following the
2022

AGM. The

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

In 2021,

two independent

BoD meetings

were held,
covering

both

UBS

Group

AG

and

UBS

AG,

with

an

average
participation

rate

of

81%

and

an

average

duration

of
approximately 85 minutes.

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

accordan
ce

with

FINMA

Circular
2017/1

“Corporate
governance – banks” and the NYSE rules.

In

2021,

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
›
Refer to “Note 31 Related parties” in the “ Consolidated financial statements
” section on page 397 of this report

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

structure
establishes

checks

and

balances

and

preserves

the

institutional
independence of the BoD from the executive

management of the
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
Committee uses a

competencies and experience

matrix to identify
any

gaps

in

the

competencies

considered

most

relevant

to

the
BoD, taking

into consideration the

firm’s business

exposure, risk
profile, strategy and geographic reach.
We

asked

our

BoD

membe
rs

to
select
their

four

key
competencies from the following eight categories and to indicate whether

they

have

ever

been

a

CEO

or

chairperson

of

a

listed
company or a member

of the executive board

of such a company:
Key competencies
–

banking

(wealth

management,

asset

management,

personal
and corporate banking) and insurance
–

investment banking, capital markets

–

finance, audit, accounting

–

risk management, compliance and legal

–

human resources management, including compensation
–

technology, cybersecurity
–

regulatory authority, central bank

–

environmental,

social and governance (ESG)
Leadership experience
–

experience as CEO or chairperson
–

executive board leadership experience

(e.g., as CFO, chief

risk
officer or COO of a listed company)

The

Governance

and

Nominating

Committee

reviews

these
categories and ratings annually

to confirm that the

BoD continues
to

possess

the

most

relevant

experience

and

competencies

to
perform its duties.
With

regard

to

the

BoD

composition

after

the

2021

AGM,
members

thereof

identified

all

of

the

target

competencies

as
being

their

key

competencies.

Particularly

strong

levels

of
experience and expertise existed in these areas:
–

financial services

–

risk management, compliance and legal

–

finance, audit, accounting

Furthermore, 10 of

the 12 BoD

members have held

or currently
hold chairperson,

CEO or

other executive

board-level leadership
positions.
Moreover,

education

remained

an

important

priority

for

our
BoD members. In addition to

a comprehensive induction program
for new BoD

members, continuous

training and

topical deep

dives
are part of the BoD agenda.

›
Refer to “Risk governance” in the

“
Risk management and
control
” section on page 103 of this report for information

about
our risk governance framework

Corporate governance and compensation | Corporate governance

Succession planning

Succession planning is one

of the key responsibilities of

both the
BoD

and

the

GEB.

Across

all

divisions

and

regions,

an

inclusive
talent

development

and

succession

planning process

is

in

place
that

aims

to

foster

the

personal

development

and

Group-wide
mobility

of

our

employees.

Although

the

recruiting

process

for
BoD and

GEB members

takes into

account a

broad spectrum

of
factors, such as skills, backgrounds, experience

and expertise, our
approach

with

regard

to

diversity

considerations

does

not
constitute a diversity

policy within the

meaning of

the EU

Directive
on Non-Financial Reporting, and

Swiss law does not

require UBS
to maintain such a policy.
In 2021, the

Chairman and the

members of the

BoD and the
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
Our strategy and

the business environment

constitute the main
drivers in our succession planning process for

new BoD members,
as they define the key competencies required on the BoD. Taking the diversity and the tenure of the existing BoD into account, the
Governance

and

Nominating

Committee

defines

the

recruiting
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

The succession

of both

the CEO

and Chairman,

as well

as of
GEB

members,

was smoothly

planned

and is

being

carried out,
demonstrating

the

strength

and

success

of

the

succession
planning at UBS.

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
BoD members

may request

from other

BoD or

GEB members
any

information about

matters concerning

the Group

that they
require

in

order

to

fulfill

their

duties.

When

these

requests

are
raised outside BoD meetings, such requests must

go through the
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

provide an overview

of significant
audit results and key

issues, as well as

themes and trends, based
on

results

of

individual

audits,

continuous

risk

assessment

and
issue

assurance.

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
›

Refer to “Internal risk reporting” in the

“
Risk management and
control
” section on page 108 of this report for information

about
reporting to the BoD

Corporate governance and compensation | Corporate governance

Group Executive Board
The BoD delegates the

management of the business

to the Group
Executive Board (the GEB).

Responsibilities, authorities and organizational principles
of the Group Executive Board
As of

31 December 2021,

the GEB,

under the

leadership of

the
Group

CEO,

consisted

of
12

members.

It

has

executive
management responsibility

for the

steering of

the Group and

its
business

and

assumes

overall

responsibility

for

developing

the
strategies of

the Group,

business divisions

and Group

Functions
and implements the BoD approved strategies. The GEB is also the risk

council

of

the

Group,

with

overall

responsibility

for
establishing

and

supervising

the

implementation

of

risk
management and control

principles, as well as for

managing the
risk profile of

the Group, as determined by

the BoD and the Risk
Committee.

In 2021,

the GEB

held a

total of

66 meetings

for UBS

Group
AG.

At UBS

AG, management

of the

business is

also delegated,

and
its

Executive

Board,

under

the

leadership

of

its

President,

has
executive management responsibility for

UBS AG and

its business.
In

2021,

all

members

of

the

GEB

were

members

of

UBS

AG’s
Executive Board,

with the exception

of Sabine Keller-Busse,

who
served as President

UBS Switzerland AG.

The Executive Board

held
66

combined

meetings

with

the

GEB

and
four   st andalone
meetings for UBS AG in 2021.
›
Refer to the Organization Regulations

of UBS Group AG,
available at ubs.com/governance , for more information about the authorities of the Group Executive Board
Changes to the Group Executive Board
Effective 1 February

2021, Axel

P.

Lehmann ended

his tenure

at
UBS and Sabine Keller-Busse

succeeded to the posts of President
Personal & Corporate Banking

and President UBS

Switzerland. In
addition

to

his

responsibility

as

Co-President

Global

Wealth
Management,

Iqbal

Khan

assumed

the

role

of

President

UBS
EMEA from

Sabine Keller-Busse

as of

1 February 2021.

Effective
1   April
2021,

Robert

Karofsky

was

appointed

sole

President
Investment Bank, following Piero

Novelli’s decision to step

down
as Co-President

Investment Bank as

of 31 March

2021. Effective
1 May 2021,

Mike Dargan

was appointed Group

Chief Digital

and
Information Officer

(CDIO) and

member of

the GEB.

The Group
CDIO

organization

succeeded

the

function

of

the

Group

Chief
Operating Officer. Effective 1 November 2021, and after 13 years of

service,

Markus

U.

Diethelm

stepped

down

from

his

role

as
Group General Counsel and

member of the GEB;

he remains with
UBS

into

2022

as

a

senior

advisor

for

selected

legacy

litigation
matters. Barbara Levi assumed

the role of Group General

Counsel
and

member

of

the

GEB.

Ms.

Levi

joined

UBS

from

Rio

Tinto
Group,

where she served as Chief Legal Officer & External Affairs
and before that as Group

General Counsel and a member of

the
Executive Committee.

On 1 December

2021, UBS

announced that

Kirt Gardner

will
step

down

from

his

role

as

Group

CFO

in

May

2022.

Sarah
Youngwood

will join

UBS and

the

GEB in

March

2022 and

will
take over as Group CFO in May 2022.

Ms. Youngwood has been
CFO of JPMorgan Chase’s consumer

and community banking line
of
business

since

2016.

She

also

led

Finance

for
its Global
Technology unit.

The

biographies

on

the

following

pages

provide

information
about the

GEB members in

office as

of 31 December

2021. The
biographies of Piero

Novelli and Markus

U. Diethelm can

be found
on page 208 and 203 of

the UBS Group AG Annual

Report 2020,
available

under

“Annual

reporting”

at
ubs.com/investors
.   In
addition

to

information

on

mandates,

the

biographies

include
memberships and other activities or functions, as required

by the
SIX Swiss Exchange Corporate Governance Directive.
In line with Swiss law, article 36 of UBS Group AG’s Articles of
Association

limits

the

number

of

mandates

that

GEB

members
may hold outside UBS Group to

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

2021,

no

member

of

the

GEB
reached the aforementioned thresholds.
Responsibilities and authorities of the Asset and Liability
Committees
The Asset and Liability

Committees (the ALCOs)

of UBS Group

AG
and

UBS AG

are

sub-committees of

the

GEB and

the Executive
Board

that are

responsible

for managing

assets and

liabilities in
line with the strategy,

risk appetite, regulatory commitments and
the interests

of shareholders

and other

stakeholders. The

ALCO
of

UBS

Group

AG

proposes

the

framework

for

capital
management,

capital

allocation,

funding

and

liquidity

risk,

and
proposes limits and

targets for the

Group to the

BoD for approval.
It

oversees

the

balance

sheet

management

of

the

Group,

its
business

divisions and

Group

Functions. In

2021,

the

ALCOs of
UBS Group AG and UBS AG held 11 meetings.
Management contracts
We
have

not

entered

into

management

contracts

with

any
companies or natural persons that do not belong to the Group.

Ralph Hamers

Group Chief Executive Officer, member of the GEB since 2020

Nationality:

Dutch |
Year of birth:

1966

Ralph Hamers

has been

Group CEO

of UBS

Group AG

and President

of
the Executive Board of

UBS AG since

November 2020. Before

joining UBS,
he served

as CEO

and Chairman

of the

Executive Board

of ING

Group.
During his time

as CEO of

ING, he steered

the bank to

profitability after
the financial crisis

and supported the

firm’s digital transformation.

He also
played

a

leading

role

in

driving

sustainability

efforts

in

the

financial
industry, and firmly continues to do so.

Professional experience
2020 – date
Group CEO of UBS Group AG and President of the
Executive Board of UBS AG
2013 – 2020
CEO and Chairman of the Executive Board, ING
Supervisory Board member of NN Group (2014 – 2015);
Management Board Banking and Management Board NN
Group (2013 – 2014)
2011 – 2013
CEO of ING Belgium and Luxembourg, ING

2010 – 2011
Head of Network Management for Retail Banking Direct &
International, ING
2007 – 2010
Global Head of the Commercial Banking network, ING
2005 – 2007
CEO of ING Bank Netherlands, ING
2002 – 2005
General Manager of the ING Bank branch network,

ING
1999 – 2002
General Manager of ING Romania, ING

Education
–

Master’s degree, business econometrics and operations research,
Tilburg University

Other activities and functions
–

Member of the Board of the Swiss-American Chamber of

Commerce
–

Member of the Institut International d’Etudes

Bancaires
–

Member of the IMD Foundation Board
–

Member of the McKinsey Advisory Council
–

Member of the World Economic Forum International

Business Council
–

Governor of the World Economic Forum (Financial

Services)

Christian Bluhm

Group Chief Risk Officer, member of the GEB since 2016

Nationality:
German |
Year of birth:

1969

Christian Bluhm

has been

Group Chief

Risk Officer

since 2016.

He held
several positions in

academia before starting

his banking career

in 1999
with Deutsche Bank

in credit risk

management, and

subsequently working
for Hypovereinsbank

and Credit

Suisse in

the same

area.

Before joining
UBS, he

used his

expertise and

skills as

Chief Risk

& Financial

Officer at
FMS Wertmanagement. Mr. Bluhm is responsible for the development of the

Group’s

risk

management

and

control

framework

for

various

risk
categories and implementation of its independent

control frameworks.

Professional experience
2016 – date
Group Chief Risk Officer of UBS Group AG and Chief Risk
Officer of UBS AG
2012 – 2015
Spokesman of the Executive Board,

FMS Wertmanagement
2010 – 2015
Chief Risk & Financial Officer, FMS Wertmanagement
2004 – 2009
Managing Director, Credit Risk Management (Switzerland
and Private Banking worldwide), Credit Suisse
2008 – 2009
Head Credit Risk Management Analytics & Instruments,
Credit Suisse
2004 – 2008
Head of Credit Portfolio Management, Credit Suisse
2001 – 2004
Head Structured Finance Analytics, Group Credit Portfolio
Management, Hypovereinsbank
1999 – 2000
Credit Risk Management, Deutsche Bank

Education
–

Master’s degree, mathematics and informatics, and doctorate, mathematics, University of Erlangen-Nuremberg

Other activities and functions
–

Member of the Board of UBS Switzerland AG
–

Member of the Foundation Board of the UBS Pension

Fund
–

Member of the Foundation Board – International

Financial

Risk Institute

Corporate governance and compensation | Corporate governance

Mike Dargan

Group Chief Digital and Information Officer,

member of the GEB since 2021

Nationality:

British |
Year of birth:

1977

Mike Dargan was appointed Group Chief Digital and Information Officer
(CDIO) in May 2021. The Group CDIO organization consists

of the Group
Technology

teams and

Group

Corporate Services.

In October

2021, he
took up

the additional

role of

UBS GEB

sponsor to co-lead

the AI,

Data
and Analytics

center of

expertise, along

with Robert

Karofsky.

From his
former

roles

at

Standard

Chartered

Bank,

Mr.

Dargan

brings

proven
experience in technology strategy and operations.

Professional experience
May 2021 – date
Group CDIO, UBS Group AG and UBS AG
Oct. 2021 – date
President of the Executive Board,

UBS Business Solutions AG
2016 – 2021
Head Group Technology,

UBS
2015 – 2016
CIO for Corporate and

Institutional Banking, Standard Chartered Bank
2014 – 2015
Global Group Technology and Operations Head for
Global Markets, Wealth Management, Private Banking
and Securities Services, Group Technology and
Operations Engineering, Standard Chartered Bank
2013 – 2014
CIO for Financial Markets, Standard Chartered Bank
2009 – 2013
Global Head of Strategy and Corporate M&A, Global
Markets, Standard Chartered Bank
2005 – 2009
Head Corporate Strategy & M&A, EMEA and Pacific
Rim, Merrill Lynch
1999 – 2005
Head of Corporate and Institutional Banking Practice,
Asia Pacific, Oliver Wyman

Education
–

Master’s degree, politics, philosophy and economics,

St. John’s College, Oxford University

Non-listed company boards
–

Member of the Board of Directors of Done Next Holdings

AG

Other activities and functions
–

Member of the Board of UBS Business Solutions AG
–

Member of the Board of Trustees of the Inter-Community

School Zurich

Kirt Gardner

Group Chief Financial Officer, member of the GEB since 2016

Nationality:

American (US) |
Year of birth:

1959

Kirt Gardner became Group CFO in 2016. Earlier in his

career, he worked
for the

management and

technology consulting

firms BearingPoint

and
Barents Group in

the US, Asia, Latin America

and Europe. Before

joining
UBS

as

CFO

Wealth

Management

in

2013,

Mr.

Gardner

held

various
leadership

positions

at

Citigroup,

including

CFO

and

Head

of

Strategy
within Global

Transaction

Services, Head

of Strategy,

Planning and

Risk
Strategy for the Corporate and Institutional Division, and Head

of Global
Strategy and Cost Management for the Consumer Bank.

Professional experience
2016 – date
Group CFO of UBS Group AG and CFO of UBS AG
2013 – 2015
CFO Wealth Management, UBS
2010 – 2013
CFO and Head of Strategy Global Transaction Services,
Citigroup
2006 – 2010
Head of Strategy, Planning and Risk Strategy for the
Corporate and Institutional Division, Citigroup
2004 – 2006
Head of Global Strategy and Cost Management for

the
Consumer Bank, Citigroup
2000 – 2004
Global Head of Financial Services Strategy, BearingPoint
1994 – 2000
Managing Director and Head of Financial Services
Consulting, Barents Group

Education
–

Master’s degree, international studies, University of

Pennsylvania
–

MBA, finance, the Wharton School

Other activities and functions
–

Member of the Board of UBS Business Solutions AG

Suni Harford

President Asset Management, member of the GEB since 2019

Nationality:

American (US) |
Year of birth:

1962

Suni Harford was appointed President Asset Management in 2019 and is the Chair of

UBS Optimus Foundation.

Ms. Harford has been

the UBS GEB
lead for

Sustainability and Impact

since May

2021. She

started her

Wall
Street

career

at

Merrill

Lynch

&

Co.,

in

investment

banking
,   before
embarking on

a

24-year career

at Citigroup

Inc.,

the last

nine years

of
which

she

was

the

Regional

Head

of

Markets

for

North

America.
Ms. Harford then joined UBS, bringing with her a

broad experience from
across

the

industry,

including

in

research,

client

coverage

and

risk
management, and

successfully led

UBS Asset

Management’s integrated
investments capabilities, driving performance for its clients.

Professional experience
2019 – date
President Asset Management, UBS Group AG

and UBS AG
2017 – 2019
Head of Investments, Asset Management, UBS
2008 – 2017
Regional Head of Markets for North Americas,

Citigroup Inc.
2004 – 2008
Global Head of Fixed Income Research, Citigroup Inc.

Education
–

Bachelor’s degree, physics and mathematics, Denison University, Ohio
–

MBA, Tuck School of Business, Dartmouth College

Other activities and functions
–

Chairman of the Board of Directors of UBS Asset Management

AG
–

Chair of the Board of UBS Optimus Foundation
–

Member of the Leadership Council of the Bob Woodruff Foundation

Robert Karofsky

President Investment Bank, member of the GEB since 2018

Nationality:

American (US) |
Year of birth:
1967

Robert Karofsky

was appointed

Co-President of

the Investment

Bank in
2018.

He

became sole

President

in April

2021.

Before

joining UBS,

he
acquired

know-how

in

investment

banking

as

an

analyst

and

trader,
working

for

various

financial

institutions

such

as

Morgan

Stanley,
Deutsche Bank,

and AllianceBernstein. He

then became

Global Head

of
Equities at UBS, responsible for driving UBS’s growth strategy for equities
globally. In

October 2021, Mr.

Karofsky was appointed to

the additional
role of

UBS GEB sponsor

to co-lead the

AI, Data and

Analytics center of
expertise, along with Mike Dargan.

Professional experience
Apr. 2021 – date
President Investment Bank, UBS Group AG and UBS AG
2018 – Mar. 2021
Co-President Investment Bank, UBS
2015 – 2021
President UBS Securities LLC, UBS
2014 – 2018
Global Head Equities, UBS
2011 – 2014
Global Head of Equity Trading, AllianceBernstein
2008 – 2010
Co-Head of Global Equities, Deutsche Bank
2005 – 2008
Head of North American Equities, Deutsche Bank
1994 – 2005
Head of North American Trading, Morgan Stanley

Education
–

Bachelor’s degree, economics, Hobart and William

Smith Colleges
–

MBA, finance and statistics, University of Chicago’s

Booth School

of Business

Other activities and functions
–

Member of the Board of UBS Americas Holding LLC
–

Member of the Board of UBS Optimus Foundation
–

Trustee of the UBS Americas Inc. Political Action Committee

Corporate governance and compensation | Corporate governance

Sabine Keller-Busse

President Personal & Corporate Banking and

President UBS Switzerland, member of the GEB since

2016

Nationality:

Swiss and German |
Year of birth:

1965

Sabine

Keller-Busse

was

appointed

President

Personal

&

Corporate
Banking

and

President

UBS

Switzerland

in

2021,

heading

the

leading
Universal

Bank

in

Switzerland.

In

her

previous

role,

Group

COO,

she
overs aw
global

functions

such

as

technology,

oper
ations,

human
resources and corporate services. She has been pivotal in driving business
alignment, and digital and

cultural transformation, while also facilitating
business

growth as

President UBS

Europe,

Middle East

and

Africa.

Ms.
Keller-Busse

also

brings in-depth

experience regarding

financial market
infrastructure, having served on the Board of SIX Group for nine years.

Professional experience
Feb. 2021 – date
President Personal & Corporate Banking and

President UBS Switzerland, UBS Group AG
Feb. 2021 – date
President of the Executive Board, UBS Switzerland AG
2018 – 2021
Group COO of UBS and President of the Executive
Board, UBS Business Solutions AG
2019 – 2021
President UBS Europe, Middle East and Africa, UBS
2016 – 2021
Member of the Executive Board of UBS AG

2014 – 2017
Group Head Human Resources, UBS
2010 – 2014
COO UBS Switzerland, UBS
2008 – 2010
Head Private Clients Region Zurich, Credit Suisse
1995 – 2008
Partner (2002), McKinsey & Company

Education
–

Master’s degree and doctorate, economics, University of

St. Gallen

Listed company boards
–

Member of the Board of Zurich Insurance Group

Other activities and functions
–

Member of the Foundation Council of the UBS International

Center

of Economics in Society
–

Member of the Board and Board Committee of Zurich Chamber

of Commerce
–

Member of the Board of the University Hospital Zurich

Foundation

Iqbal Khan

Co-President Global Wealth Management and

President UBS EMEA, member of the GEB since 2019

Nationality:

Swiss |
Year of birth:

1976

Iqbal Khan has been Co-President Global Wealth

Management, which he
leads

with

Tom

Naratil,

since

2019.

He

was

appointed

President

UBS
EMEA in

February 2021.

Mr.

Khan joined

Ernst &

Young

(EY) in

2001,
holding

many

leadership

positions

and

becoming

the

youngest

ever
partner of the firm’s Swiss arm; when leaving EY,

he was lead auditor of
UBS.

In

2013,

he

moved

to

Credit

Suisse,

holding

senior

leadership
positions as

CFO Private

Banking & Wealth

Management and

later CEO
International Wealth Management.

Professional experience
2019 – date
Co-President Global Wealth Management,

UBS Group AG and UBS AG
Feb. 2021 – date
President UBS Europe, Middle East and Africa,

UBS Group AG and UBS AG
2015 – 2019
CEO International Wealth Management, Credit Suisse
2013 – 2015
CFO Private Banking & Wealth Management,

Credit Suisse
2011 – 2013
Managing Partner Assurance and Advisory Services –
Financial Services, Ernst & Young
2009 – 2011
Industry Lead Partner Banking and Capital Markets,
Switzerland and EMEA Private Banking, Ernst

& Young
2001 – 2009
Various positions in Ernst & Young

Education
–

Swiss Certified Public Accountant
–

Advanced Master of International Business Law degree

(LLM),
University of Zurich

Other activities and functions
–

Member of the Supervisory Board of UBS Europe SE
–

Member of the Board of UBS Optimus Foundation
–

Member of the Board of Room to Read Switzerland

Edmund Koh

President UBS Asia Pacific, member of the GEB since

2019

Nationality:

Singaporean |
Year of birth:

1960

Edmund

Koh

has

been

President

UBS

Asia

Pacific

since

2019.

He

is

a
financial sector

veteran, with

more than 30

years in

senior roles

in financial
services,

including

as

Head

Wealth

Management

Asia

Pacific,

Country
Head Singapore and Head Wealth Management South

East Asia and Asia
Pacific Hub for UBS. Before working for DBS

Bank in Singapore, Mr.

Koh
was CEO for Prudential Assurance and

Alverdine Pte Ltd, both companies
based in

Singapore. He

joined UBS

from Taiwan

-based Ta

Chong Bank,
where he served as President and Director.

Professional experience
2019 – date
President UBS Asia Pacific at UBS Group AG and UBS AG
2016 – 2018
Head Wealth Management Asia Pacific, UBS
2012 – 2018
Country Head Singapore, UBS
2012 – 2015
Head Wealth Management South East Asia and

Asia Pacific Hub, UBS
2008 – 2012
President and Director, Ta

Chong Bank, Taiwan
2001 – 2008
Managing Director and Regional Head, Consumer Banking
Group, DBS Bank, Singapore

Education
–

Bachelor’s degree, psychology, University of Toronto

Non-listed company boards
–

Member of the Board of Trustees of the Wealth Management
Institute, Singapore
–

Member of the Board of Next50 Limited, Singapore
–

Member of the Board of Medico Suites (S) Pte Ltd

Other activities and functions
–

Member of a sub-committee of the Singapore Ministry

of Finance’s Committee on the Future Economy
–

Member of the Financial Centre Advisory Panel of the

Monetary
Authority

of Singapore
–

Council member of the Asian Bureau of Finance and

Economic Research
–

Council member of the KidSTART program of the Early Childhood
Development Agency, Singapore (until 31 January 2022)
–

Trustee of the Cultural Matching Fund, Singapore
–

Member of University of Toronto’s International Leadership

Council for Asia

Barbara Levi

Group General Counsel, member of the GEB since 2021

Nationality:

Italian |
Year of birth:

1971

Barbara Levi

has been

Group General

Counsel since

November 2021. A
qualified attorney-at-law, she has

been admitted to

the Supreme Court

of
the United States, the New York State bar and the

bar of Milan, Italy, and
has worked in

several law firms

in New York

and Milan. Ms.

Levi began
her corporate career

with Novartis Group

in 2004 and

worked there for
16 years,

holding a

number of

senior legal

roles

across

Europe.

Before
joining UBS,

she served

as Chief

Legal Officer

&

External Affairs

at

Rio
Tinto Group and, before that, as General Counsel. In both roles, she was a member of that company’s executive committee.

Professional experience
Nov. 2021 – date
Group General Counsel for UBS Group AG and UBS AG
2021
Chief Legal Officer & External Affairs, Rio Tinto Group
2020 – 2021
Group General Counsel, Rio Tinto Group
2019
Group Legal Head, M&A and Strategic Transactions,
Novartis
2016 – 2019
Global General Counsel, Sandoz International GmbH,
Novartis
2014 – 2016
Global Legal Head, Product Strategy &
Commercialization, Novartis
2013 – 2014
Global Legal Head, TechOps, Primary Care and
Established Medicines, Novartis
2009 – 2013
Head of Legal & Compliance, Region Asia-Pacific,
Middle East, and African Countries, Region Group
Emerging Markets, Novartis

Education
–

Master’s degree, law, University of Milan
–

LL.M., banking, corporate and finance law, Fordham University

School of Law, New York

Other activities and functions
–

Member of the Employers’ Board of the Global Institute

for

Women’s Leadership, King’s College London
–

Member of the Board of Directors of the European General

Counsel Association

Corporate governance and compensation | Corporate governance

Tom

Naratil

Co-President Global Wealth Management and

President UBS Americas, member of the GEB since

2011

(UBS Group AG: 2014, UBS AG: 2011)

Nationality:

American (US) |
Year of birth:

1961

Tom

Naratil

has

been

Co-President

Global

Wealth

Management

since
2018, which

he leads

with Iqbal

Khan. He also

is CEO

of UBS

Americas
Holding LLC. He started his career in finance

in 1983, when he joined the
brokerage

firm

Paine

Webber

Jackson

&

Curtis,

and

is

an

experienced
veteran in the banking sector. UBS acquired Paine Webber in 2000; since then, Mr.

Naratil has

held various

senior management

positions at

UBS
Group,

including

CFO

and

COO.

He

served

as

President

Wealth
Management Americas from 2016 and was

also appointed President UBS
Americas at UBS Group AG and UBS AG in 2016.

Professional experience
2018 – date
Co-President Global Wealth Management,

UBS Group AG and UBS AG
2016 – date
President UBS Americas,

UBS Group AG and UBS AG
2016 – date
CEO of UBS Americas Holding LLC
2016 – 2018
President Wealth Management Americas, UBS
2015 – 2016
President of the Executive Board,

UBS Business Solutions AG
2014 – 2015
Group COO, UBS
2011 – 2015
Group CFO, UBS
2009 – 2011
CFO and Chief Risk Officer,

Wealth Management Americas, UBS
1983 – 2009
Various positions

at PaineWebber and UBS

Education
–

Bachelor’s degree, history, Yale University
–

MBA, economics, New York University

Other activities and functions
–

Member of the Board of UBS Americas Holding LLC
–

Member of the Board of the American Swiss Foundation

Markus Ronner

Group Chief Compliance and Governance Officer,

member of the GEB since 2018

Nationality:

Swiss |
Year of birth:

1965

Markus

Ronner

has

been

Group

Chief

Compliance

and

Governance
Officer since 2018.

He has been

with UBS for

40 years and

held various
positions across the firm,

including manager of the Group-wide

too-big-
to-fail program, COO Wealth Management & Swiss Bank, Head Products
and

Services

of

Wealth

Management

&

Swiss

Bank,

COO

Asset
Management, and Head Group Internal Audit. In his current

position, he
is

responsible

at

the

Group

level

for

compliance

and

operational

risk
control, governmental and regulatory

affairs, as well as investigations

and
governance matters.

Professional experience
2018 – date
Group Chief Compliance and Governance Officer,

UBS Group AG and UBS AG
2012 – 2018
Head Group Regulatory and Governance, UBS
2011 – 2013
Manager Group-wide too-big-to-fail program, UBS
2010 – 2011
COO Wealth Management & Swiss Bank, UBS
2009 – 2010
Head Products and Services of Wealth Management &
Swiss Bank, UBS
2007 – 2009
COO Asset Management, UBS
2001 – 2007
Head Group Internal Audit, UBS

Education
–

Swiss Banking Diploma

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
(whether

directly,

indirectly

or

in

concert

with

third

parties)
more

than

33
1
⁄
3
%

of

all

voting

rights

of

a

company

listed

in
Switzerland,

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

of this report on page 228
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
The AGM

in 2021

re-elected Ernst &

Young

Ltd (EY)

as auditors
for the Group

for a one-year term

of office. EY

assumes virtually
all auditing functions

according to laws,

regulatory requests

and
the AoA. Bob Jacob is the EY

lead partner in charge of the overall
coordination of the

UBS Group financial

and regulatory audits

and
the

co-signing

partner

of

the

financial

audit.

In

2020,

Maurice
McCormick

became

the

lead

audit

partner

for

the

financial
statement

audit

and

has

an

incumbency

limit

of

five

years.

In
2021,

Hannes

Smit

became

the

Lead

Auditor

to

the

Swiss
Financial

Market

Supervisory

Authority

(FINMA)

with

an
incumbency limit

of seven years.

Daniel Martin has

been the co-
signing

partner

for

the

FINMA

audit

since

2019,

with

an
incumbency limit of seven years.

During 2021, the Audit Committee held 13 meetings with the
external auditors.
Review of UBS Group AG and UBS AG audit engagement

EU rules require UBS

Europe SE to rotate

its external auditor

in the
financial year 2024. In connection with this required change, and in

consideration

of

governance

best

practices,

the

Board

of
Directors considered whether it would propose

to shareholders a
rotation of the Group auditor concurrent with the change at UBS
Europe

SE.

Under

the

direction

of

the

Audit

Committee,

UBS
conducted

a

formal

review

of

the

Group

audit

engagement
including

soliciting

proposals

from

potential

auditors.

Based

on
the results of this assessment, the Board of Directors has decided to retain Ernst & Young as the Group’s

external auditor.
Audit effectiveness assessment
The

Audit

Committee

assesses

the

performance,

effectiveness
and

independence

of

the external

auditors

on

an

annual

basis.
The

assessment

is

generally

based

on

interviews

with

senior
management and

survey feedback

from stakeholders

across the
Group.

Assessment

criteria

include

quality

of

service

delivery,
quality and competence of the

audit team, value added as

part of
the

audit,

insightfulness,

and

the

overall

relationship

with

EY.
Based on

its own

analysis and

the assessment

results,

including
feedback

received

as

part

of

the

review

of

the

Group

audit
engagement

described

above,

the

Audit

Committee

concluded
that EY’s audit has been effective.

Fees paid to external independent auditors
UBS Group

AG and

its subsidiaries

(including UBS

AG) paid

the following

fees (including

expenses) to

their external

independent
auditors.
For the year ended
USD million 31.12.21 31.12.20
Audit
Global audit fees

53

53
Additional services classified as audit (services required

by law or statute, including work of a non-recurring nature mandated by regulators)

8

10
Total audit
1

61

64
Non-audit
Audit-related fees

9

8
of which: assurance and attestation services

4

3
of which: control and performance reports

5

5
of which: consultation concerning financial accounting and

reporting standards

0

0
Tax fees

1

1
All other fees

0

0
Total non-audit
1

10

9
1 Total audit and non-audit fees amounted to USD 72 million for UBS Group AG consolidated as of 31

December 2021 (31 December 2020: USD 73 million), of which USD 43 million related to UBS AG consolidated
(31 December 2020: USD 46 million).

Special auditors for potential capital increases
At the AGM on

8 April 2021, BDO AG

was reappointed as special
auditors for

a three-year

term of

office. Special

auditors provide
audit

opinions

in

connection

with

potential

capital

increases
independently from other auditors.
Services performed and fees
The Audit Committee oversees all

services provided to UBS by
the external auditors. For services requiring the approval

from the
Audit

Committee,

a

preapproval

may

be

granted

either

for

a
specific

mandate

or

in

the

form

of

a

blanket

preapproval
authorizing a limited and well-defined type and

scope of services.

The

fees (including

expenses) paid

to

EY are

set forth

in

the
table

on

the

previous

page.

In

addition,

EY

received

USD 34.1
million in 2021 (USD 32.7 million in 2020) for services performed on

behalf

of

our

investment

funds,

many

of

which

have
independent fund boards or trustees.
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

2021

included

several
engagements

for

which

EY

was

mandated

at

the

request

of
FINMA.
Audit-related work

consists of

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
GIA

performs

the

internal

auditing

role

for

the

Group.

It

is

an
independent

function

that

provides

expertise

and

insights

to
confirm

controls

are

functioning

correctly

and

highlight

where
UBS needs to better

manage current and emerging risks.

In 2021,
it operated with

an average headcount

of 586 full-time

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

ensure

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

Charter
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
wider financial community.
Financial reports for UBS Group AG are expected to be
published on the following dates:
First quarter 2022 26 April 2022
Second quarter 2022 26 July 2022
Third quarter 2022 25 October 2022
The annual general meetings of the shareholders of UBS
Group AG will take place on the following dates:
2022 6 April 2022
2023 5 April 2023

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
ubs.com/investors
.
Shareholders

may

opt

to

receive

a

printed

copy

of

our

annual
report. Additionally, they

may also

access our

digital annual

review
at
ubs.com/annualreview
, which reflects

on specific initiatives

and
achievements

of

the

Group

and

provides

an

overview

of

the
Group’s

activities

during

the

year,

as

well

as

key

financial
information.
›

Refer to ubs.com/investors

for a complete set of published
reporting documents and a selection of senior

management
industry conference presentations
›
Refer to the “Information sources” section

on page 585 of this
report for more information
›
Refer to “Corporate information” and

“Contacts” on page 6 of
this report for more information
Financial disclosure principles

We

fully

support

transparency,

and

consistent

and

informative
disclosure. We

aim to communicate

our strategy and results

in a
manner that enables

stakeholders to gain

a good understanding
of how our Group operates, what our growth prospects are, and the

risks that

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

We regard

the continuous

improvement of

our disclosures

as
an ongoing commitment.
Financial reporting policies
We report

our Group’s

results

for each

financial

quarter, including

a
breakdown of

results by

business division and

disclosures or

key
developments relating to

risk

management and

control, capital,
liquidity

and

funding

management.

Each

quarter,

we

publish
quarterly

financial

reports

for

UBS Group

AG,

on the

same

day

as the
earnings

releases.
The consolidated

financial

statements

of UBS

Group

AG and

UBS
AG are

prepared

in accordance

with

International

Financial

Reporting
Standards

as

issued

by the

International

Accounting

Standards

Board.

›

Refer to “Note 1
Summary of material accounting policies”

in the
“Consolidated financial statements”

section on page 292 of this
report for more information about the basis of accounting

We

are

committed

to

maintaining

the

transparency

of

our
reported results

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
Exchange Act of 1934

has been carried

out, under the supervision
of management,

including

the Group

CEO, the

Group CFO

and the
Group

Controller

and

Chief

Accounting

Officer.

Based

on

that
evaluation,

the Group

CEO and the

Group CFO

concluded

that our
disclosure

controls

and

procedures

were

effective

as

of
31 December

2021. No

significant

changes

have been

made to

our
internal controls or to

other factors that could

significantly affect
these controls

subsequent

to the date

of their evaluation.
›

Refer to the “Consolidated financial statements”

section on page
274 of this report for more information

Compensation

Compensation
Julie G. Richardson
Chairperson of the
Compensation Committee
of the Board of Directors

Dear Shareholders,
The Board of Directors (the BoD) and I wish to thank you for your support

once

again

at

last

year’s

Annual

General

Meeting

(the
AGM) and for sharing your

views on our compensation practices
over

the

past

year.

As

the

Chairperson

of

the

Compensation
Committee, I am

pleased to present our

Compensation Report for
2021.
The arrival of our new CEO in late 2020 and the launch of our purpose

in early

2021 resulted

in

a

review of

our

Total

Reward
Principles and

compensation framework

to ensure

that they

are
fully

aligned

with

our

purpose

and

strategic

imperatives.
Throughout

2021,

the

BoD

Compensation

Committee

also
continued to oversee that reward reflects

performance,

that risk-
taking is appropriate and

that employee interests are

aligned with
those

of

our

stakeholders.

Following

these

reviews,

we

applied
selected enhancements to

our principles while

keeping our overall
compensation

framework broadly

unchanged, as

we concluded
that

it

still

remains

well

suited

to

support

us

in

achieving

our
ambitions

for

the

Group

and

that

it

provides

strong

alignment
with shareholders’

interests. Nevertheless,

we have

updated our
G roup -
wide

performance

management

approach
,   including
evolving our Group Executive Board (GEB) performance review to reflect our

strategic refresh,

digital initiatives

and elevated

focus
on

sustainability.

The

restructured

approach

fosters

an

even
greater

focus

on

GEB

priorities

and

the

success

of

the

overall
Group

by

assessing

all

GEB

members

against

Group

financial
targets.
Strategy execution
We made significant progress in delivering on our strategic vision
and

putting

clients

at

the

center

of

all

we

do.

The

benefits

of
delivering our ecosystem to clients in a seamless way as One UBS are visible in our financial performance for 2021.
Our clients

continued to

put their

trust in

us, as

was evident
from

the
ongoing
momentum

in

flows

and

volume

growth
throughout the

year. Together

with favorable

market conditions
and

investor sentiment,

this

led to

growth

across

the

firm. Our
business momentum, our focus

on fueling growth and

disciplined
execution led to strong financial results.
Sustainability is core to our purpose and ecosystem; to help us maximize our

impact and

direct capital

to where

it is

needed most,
we

are

focusing

on

three

key

areas

to

drive

the

sustainability
transit ion: P lanet
,

People
  and P
artnerships.

As

a

result,

our
sustainability focus

and impact

investing assets

grew 78%

in 2021
and amounted

to USD 251

billion. Furthermore,

UBS was

again
named as

a member

of the

Dow Jones

Sustainability Index

and
we

are

proud

to

be

recognized

once

again

for

our

industry
leadership in the Environmental dimension.
›
Refer to “Financial and operating performance”

in our Annual
Report 2021 for further details about our

Group and business
division performance

Alignment to purpose
–

Our purpose articulates

why we do

what we do,

and why it

matters. Our

culture impacts how

we do things,

and it is

firmly
grounded in our three keys to success: our Pillars, Principles and Behaviors. We refreshed our three keys to

success in 2021 to
reflect our purpose, client promise and strategic imperatives, and to help ensure that our culture advances our strategic goals.
–

For the past decade, those keys have defined how we work together and what we stand for, as a firm and as individuals. They
continue

to

drive

daily

business

decisions

and

are

integrated

into

our

people

management

processes,

including

hiring,
performance management, compensation, promotion, talent development, training, and succession planning.
–

Following the

launch of

the purpose,

we reviewed

our
Total Reward

Principles, performance

management approach,
and compensation framework

to ensure they are fully aligned with our purpose

and strategic imperatives. While we made
modest adjustments, no fundamental changes were made to our compensation framework for 2021 as a result of our review.
–

Fair and effective people management processes

are key for our long-term success. Our
global performance management
approach

underwent a

comprehensive review

in 2021

as part

of our

broader strategic

refresh. Consequently,

we made changes
to

our

year-end review,

objective-setting

and

employee

feedback

processes

that

aim

to

support

our

strategic

priorities,

to
reinforce our

high performance

culture and

to be

simpler and

more transparent.

Additionally, our

GEB performance

review
process

includes

more

tangible measurement

on

quantitative outcomes

and

a

greater

focus on

strategy,

digitalization

and
sustainability matters.
Find out more: ubs.com/global/en/our-firm/our-purpose

Financial performance
In

2021,

the

ongoing

momentum

in

flows

and

volume

growth
together with favorable

market conditions and

investor sentiment
led to growth across the firm. Our

financial results outperformed
our

financial

targets

and

we

saw

the

highest

profit

before

tax
since

2006. This

growth

outpaces our

performance award

pool
development.

We

also

maintained

our

high

level

of

return

on
CET1 capital.

Commitment to return capital to shareholders
We

remain

committed

to

returning

excess

capital

to

our
shareholders. We

repurchased USD 2.6

billion of

shares in

2021
and we intend to

repurchase up to USD 5 billion

during 2022. For
2021,

the

BoD

intends

to

propose

a

dividend

of

USD 0.50

per
share for approval at

the Annual General

Meeting of shareholders
in 2022.

2021 performance award pool
The performance

award pool

continues to

reflect our

strict pay-
for -
performance

philosophy
,
our

disciplined

approach

in
managing

compensation

over

business

cycles

and

alignment

to
shareholder interests.
The

2021

performance

award

pool

was

USD 3.7

billion,

an
increase

of

10%

compared

with

2020.

It

factors

in

the

strong
financial

performance,

as

well

as

the

financial

and

reputational
impact resulting from

the loss related

to the default

of a US-based
client

of

our

prime

brokerage

business.

The

seriousness

of

this
event

led

to

a

significant

downward

revision

of

the

Group
performance

award

pool.

As

a

reminder

regarding

the

French
cross-border

matter,

in

2019

we

reflected

this

matter

in

our
compensation decisions, including

linking a

meaningful portion

of
GEB compensation

(as well

as the

Chairman’s compensation)

to
the final outcome of this matter which is still not resolved.

Furthermore,

our

performance

award

pool

decision

also
reflected

our

achievements

relative

to

non-financial

objectives,
such as our good progress toward delivering on our sustainability strategy,

as well

as the

positive total

shareholder return

(TSR) of
UBS

shares. It

also

reflected

other

factors,

such as

the growing
competition to attract

and retain a

talented and diverse

workforce
that continues to deliver on our purpose and strategy.

For

2021,

the

GEB

performance

award

pool

was

CHF 79.8
million, a reduction

of 1% on

a per capita

basis and a

reduction
of 6%

overall. This

decrease in

an otherwise

exceptionally good
financial year contrasts with

the Group pool increase

of 10%. The
decision for

the GEB

pool considers

the excellent

financial result
offset by

a proportionally

larger downward

adjustment than

the
Group pool

to reflect

the accountability

of the

GEB for

the loss
resulting

from

the

default

of

a

US-based

client

of

our

prime
brokerage business.
›
Refer to the “2021 key compensation

themes” section of this
report for more information about the compensation

impact
resulting from the significant loss event, the

French cross-border
matter, environmental, social and governance (ESG)
achievements,

and other key compensation themes
›
Refer to the “Group compensation” section

of this report for
more information
2022

Annual General Meeting
At the

2022 AGM

on 6 April,

we will

seek your

support on

the
following compensation-related items:
–

the maximum aggregate amount

of compensation for the

BoD
for the period from the 2022 AGM to the 2023 AGM;
–

the

maximum

aggregate

amount

of

fixed

compensation

for
the GEB for 2023;
–

the aggregate

amount of

variable compensation

for the

GEB
for 2021; and

–

shareholder

endorsement

in

an

advisory

vote

for

this
Compensation Report.
On

behalf

of

the

Compensation

Committee

and

the

BoD,

I
thank

you

again

for

your

feedback

and

we

respectfully

ask

for
your continued support at the upcoming AGM.

Julie G. Richardson
Chairperson of the Compensation Committee of the
Board of Directors

Advisory vote

Corporate governance and compensation | Compensation

2021 key compensation themes
The feedback

we seek

from our

shareholders on

compensation-
related

topics

is

very

important

to

us,

as

we

are

committed

to
maintaining a strong link between the interests of our employees
and

those

of

our

shareholders.

We

continued

engaging

with
shareholders

during 2021 and

received overall

positive feedback
about our compensation framework.

The text

below summarizes

key compensation

themes for

2021
and provides answers to

the questions we most

frequently receive
from shareholders.
Summary of 2021 key compensation themes / responses to frequently asked questions
How was the loss resulting from the default of a US-based
client of our prime brokerage business reflected in the
compensation process?
Despite

our

excellent

financial

performance

in

2021,

our
reputation

and

financial

results

were

negatively

impacted

by

a
significant

USD 861 million

pre-tax

loss

that

we incurred

in

the
first half of 2021

related to the default

of a US-based client

of our
prime brokerage business.
We

conducted

a

thorough

review

of

the

event

and

its

root
causes, and took decisive

actions reflecting the significance of

the
event

and

its

impact

on

our

shareholders

and

reputation.

The
outcomes

of the

review

and the

actions taken

by management
were reviewed by

the Joint Risk and Compensation

Committees,
as well as other internal governance bodies, as appropriate.
The

2021

Group

performance

award

pool

was

reduced
significantly

as

a

consequence

of

this

event.

Our

funding
approach for the performance award

pool resulted in a

direct and
substantial reduction, which

was supplemented by

an additional
and

significant

negative

adjustment

to

the

pool.

Overall,
compensation was reduced by an amount equivalent to over half of

the

post-tax

loss.

This

reduction

had

a

direct

impact

on
compensation for

business and

control

functions, as

well as

for
the Group Executive Board (the GEB).
The GEB performance

award pool had

a proportionally larger
downward

adjustment

than

the

Group

pool
,
to

reflect

the

accountability

of

the

GEB

for

the

event.

The

GEB

per-capita
performance pool

decreased in

an otherwise

exceptionally good
financial year.
On an individual level, we conducted a detailed accountability review

of

employees

involved

in

the event.

The

fact-finding for
the review was supported by

external legal counsel, as

well as our
internal investigation

functions. The

accountability review covered
30

employees,

including

relevant

individuals

in

the

GEB.

The
outcomes

of

the

review

impacted

performance

reviews

and
compensation decisions substantially, where

appropriate.

How

do

the

refreshed

financial

targets

announced

in
February 2022 impact compensation?
The

compensation

decisions

for

2021

reflect

the

achievements
relative

to

the 2021

objectives

that

were

set

in early

2021 and
consider the previous externally communicated

targets. Similarly,
we

have

set

objectives

for

2022

that

consider

the

refreshed
targets as communicated in February 2022.
In addition, for our

Long-Term Incentive Plan (LTIP)

awards for
2021

performance,

we

have

reviewed

the

three-year

average
return on common equity

tier 1 (RoCET1)

performance metric to
reflect our strategic return ambitions, our revised

financial targets
and cost of capital.
Specifically,

for

our

awards

granted

in

early

2022

for

2021
performance,

the

required

performance

threshold

for

the
minimum payout

has been

raised to

8%, from

6% in

prior-year
awards,

to reflect our new financial targets. The required RoCET1
performance

for

a

maximum

payout

is

set

at

18%,

which
represents the

upper end of

our target

range. The

raised threshold
also

increases

the

mid-point

of

the

payout

thresholds

to

better
reflect

our

cost

of

capital.

The

linear

payout

design

between
threshold and maximum level supports our

growth ambitions and
our

focus

on

delivering

sustainable

performance

without
encouraging excessive risk-taking.

How does UBS support diversity and pay fairness?
Ensuring

fair

treatment

and

strengthening

our

commitment

to
diversity,

equity and

inclusion (DE&I)

are

vital to

our sustainable
business

success.

We

find diverse

teams

better

understand

and
relate

to

the

needs

of

our

equally

diverse

clients.

Through

the
diversity

of

our

employees’

backgrounds

and

experiences,

we
drive innovation and better decision making.

Gender

diversity

is

a

key

priority

for

the

firm.

We

are
particularly focused on

increasing the representation

of women at
senior management levels. We take a multi-pronged approach in this respect, analyzing

and adapting various

factors that support
the hiring, development and retention of women at all levels.

Increasing the

ethnic minority

diversity of

our workforce,

and
a

related

commitment

to

support

underrepresented

talent

and
communities, is also a top

priority across all business

divisions and
regions. We focus on four areas:

accountability and transparency;
investing in our talent; improving our culture;

and leveraging our
business strengths in underrepresented communities.
Compensating

employees

fairly

and

consistently

is

key

to
ensuring equal

opportunities. We

pay for

performance, and

we
take

pay

equity

seriously.

A

strong

commitment

to

both

is
embedded
in

our

compensation

policies,

and

we
regularly
conduct both internal reviews and

independent external audits as
quality

checks.

Additionally,

these

reviews

also

allow

us

to
maintain

our

certification

status

from
the

EQUAL
- SALARY
Foundation for our equal

pay practices in Switzerland,

the US, the
UK, Hong Kong SAR and Singapore.

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
Current

matters

have

a

direct

impact

on

the

performance
award

pool,

individual

performance

assessments

and

resulting
compensation decisions, as

well as

the payout

of deferred

awards.
For

legacy

matters,

the

Compensation

Committee

seeks

to
incentivize

management

to

resolve

these

matters

in

the

best
interest

of shareholders

and we

hold

management accountable
for

the

effective

and

efficient

resolution

of

these

matters.
Therefore,

the

performance

and

compensation

assessment
reflects

management’s

responsibility

for

achieving

a

resolution
without

creating

an

incentive

to

settle

inappropriately

or

take
excessive risks

on such

matters. In

addition, the

use of

RoCET1,
which

includes

both

current

and

legacy

matters,

in

our
performance assessment for GEB performance,

as well as the LTIP
design,

supports

the

focus

on

ensuring

the

cost

of

litigation
matters

has

in

our

compensation

plans

a

direct

impact

on

the
compensation

awarded

to

and

realized

by

our

most

senior
leaders, including the GEB.
What progress has been made on resolving the French
cross-border matter and how is this reflected in GEB
compensation?

In December 2021, UBS filed an appeal with the French Supreme
Court regarding

the decision

of the

Court of

Appeal relating

to
the French cross-border matter. This matter remains ongoing and was

considered

in

the

decision-making

process

for

our

2021
performance award pool.
The

use

of

the

RoCET1

metric

aims

to

ensure

the

cost

of
litigation

matters, including

the French

cross-border matter,

has
an ongoing and direct impact on the compensation awarded and realized
by

our

most

senior

leaders,

including

the

GEB.
Additionally,

when

determining

the

2019

performance

award
pool,

the

impact

of

the

French
cross - border matter   was
considered in our decision making.
Furthermore,

as

outlined

in

our 2019

Compensation Report,
up to CHF 7.9 million,

or 30%, of the 2019

LTIP awards at grant
for GEB members active in

March 2017, as well as the

Chairman
of the

BoD’s unvested

share award,

continues to

be at

risk and
directly

linked

to

the final

resolution of

the French

cross-border
matter.

In

addition,

a

malus

clause

allows

the

Compensation
Committee to assess any

new information that becomes

available
in the future and

to retrospectively reduce the

2019 LTIP award by
up

to

the

full

amount

if

such

new

information

would

have
impacted

our

compensation

decision

in

2
019.
This

matter
continues to

be ongoing

and, once

resolved, the

final outcome
will be reflected in the final amounts delivered to relevant current and former employees.

Impact of litigation matters on the LTIP

Advisory vote

Corporate governance and compensation | Compensation

How is ESG considered in the compensation process?
ESG objectives are considered in

the compensation determination
process

in

objective

setting,

performance

award

pool

funding,
performance evaluation and compensation decisions.
ESG-related objectives have been

embedded in our Pillars and
Principles since they

were established in

2011. In

2021, we revised
the Group CEO

and GEB scorecards

and further enhanced

the link
between

ESG

and

compensation

by

introducing

explicit
sustainability objectives

under “Strategic

& Growth” in

the non-
financial goal

category. These

sustainability objectives

are linked
to

our

priorities,

and

their

progress

is

measured

via

robust
quantitative   metrics
and

qualitative
criteria
.

Sustainability
objectives

are

individually

assessed

for

each

GEB

member,

and
consequently directly

impact their

performance assessments

and
compensation decisions.
In addition, in the performance award pool funding across the
Group,

ESG is

also reflected

through an

assessment of

progress
made toward

targets linked

to our focus

areas of Planet,

People
(including

progress

made

toward

our

diversity

ambitions)

and
Partnerships, alongside other key dimensions.
Therefore

ESG

is

taken

into

consideration

when

the
Compensation

Committee

assesses

not

only

what

results

were
achieved but also how they were achieved.
For

2021,

we

established

robust

and

concrete

targets,

and
made

good

progress

toward

achieving

them.

We

continue

to
increase our focus on this topic.
›

Refer to “Environmental, Social and Governance

considerations”
in the “Compensation philosophy and

governance” section of
this report for more information
How does

UBS promote

and support

the health

and well-
being of employees?

Supporting employee health

and well-being remained a

priority in
2021.

We

are

committed

to

helping

employees

thrive

in

their
current

roles

and

deliver

sustainable

performance

over

time.
Regular

“pulse”

surveys

gauged

employees’

views

on

remote
work,

stress,

communication

and

other

aspects.

Resources

to
support

holistic

well-being

featured

a

bespoke

eLearning
curriculum,

physical

and

mental

health

initiatives,

volunteering
opportunities,

increased

certain

local

benefits

offerings,

and
financial education events.
›
Refer to the Sustainability Report 2021,

available from 11 March
2022 under “Annual reporting” at ubs.com/investors , for more information

How

does

UBS

respond

to the

increasing

competition

for
talent?
We

continue

to

see

increasing

competition

for

talent.

These
pressures

come

from

our

direct

competit
ors
but

also

other
organizations including technology, consulting

and new entrants
or disruptors, such

as fintech firms. As

a recognized employer of
choice,

we

continue

to

broaden

and

deepen

our

talent

pools
through ongoing

talent development

and continued

investment
in our employees. We take careful consideration to

reflect pay for
performance

and

competitive

pay

in

our

decision

making.
Furthermore, as our compensation

approach includes substantial
deferral, we

balance incentivizing

performance with retention

in
order to promote a sustainable workforce.

Say-on-pay

Say-on-pay votes at the AGM
In line with the Swiss Ordinance

against Excessive Compensation
in

Listed

Stock

Corporations,

we

seek

binding

shareholder
approval

for

the

aggregate

compensation

awarded

to

the

GEB
and the

BoD. Prospective

approval of

the fixed compensation

of
the BoD and GEB provides the firm and its governing bodies with the

certainty
needed
to

operate
effectively. R etrospective
approval

of

the

GEB’s

variable

compensation

aligns

their
compensation with performance and contribution.
These binding votes

on compensation and

the advisory vote

on
our compensation report reflect our commitment to shareholders having their say on pay.
›

Refer to “Provisions of the Articles of Association

related to
compensation” in the “Supplemental

information” section of
this report for more information
Audited |

Approved fixed compensation
At the 2020 AGM, shareholders approved a maximum aggregate
fixed

compensation

amount

of

CHF 33.0

million

for

GEB
members

for

the

2021

performance

year.

This

budget

reflects
base

salaries,

role-based

allowances

in

response

to

EU

Capital
Requirements Directive

IV,

and estimated standard

contributions
to retirement benefit plans, as well as other benefits.

Our expenses related to

fixed compensation for

our continuing
GEB members

were within

the budget;

however, the

amount of
fixed compensation

related to

the hiring

of Barbara

Levi as

new
Group

General

Counsel

resulted

in

exceeding

this

budget.
Therefore,

as authorized

by article

46 para.

5

of our

Articles of
Association, an

amount of

CHF 2.2 million

was used

to pay

the
portion of

her fixed

compensation (including

replacement awards)
that exceeded the approved amount.
▲

›

Refer to “2021

total compensation for the GEB members”

in the
“Compensation for GEB members” section

of this report

Say on pay – compensation-related votes at the 2021

AGM
2021 AGM say-on-pay voting schemes 2021 AGM actual shareholder votes Vote “for”
Binding vote on GEB variable compensation
Shareholders approved CHF 85,000,000 for the 2020 financial

year
1,2,3
84.8%
Binding vote on GEB fixed compensation
Shareholders approved CHF 33,000,000 for the 2022

financial year
1,2,3
91.8%
Binding vote on BoD compensation
Shareholders approved CHF 13,000,000 for the period

from the 2021 AGM

to the 2022

AGM
1,2,4
91.1%
Advisory

vote on the Compensation Report
Shareholders approved the UBS Group AG Compensation Report

2020 in an advisory vote
85.7%
1

Local currencies are converted into Swiss francs at

the exchange rates stated in “Note 33

Currency translation rates” in the “Consolidated

financial statements” section of our Annual Report

2021.

2

Excludes the
portion related to the legally required employer’s

social security contributions.

3

As stated in “Group Executive Board” in the “Corporate governance”

section of our Annual Report 2021, twelve GEB

members were
in office on 31 December 2021 and thirteen GEB members on 31 December 2020.

4

Twelve BoD members were in office on 31 December 2021.

Advisory vote

Corporate governance and compensation | Compensation

Compensation-related proposals for 2022
At the

2022

AGM, we

will ask

our shareholders

to vote

on the
variable

compensation

for

the

GEB

for

2021,

the

fixed
compensation for the

GEB for

2023 and the

compensation for the
BoD from the 2022 AGM to the 2023 AGM.
In

addition, we will also

ask shareholders for

an advisory vote
on our Compensation Report, which describes our compensation policy,

including framework and governance.
The

table
below
outlines

our

compensation

proposals,
including

supporting

rationales,

that

we

plan

to

submit

to

the
2022

AGM

for

binding

votes

(in

line

with

the

Swiss

Ordinance
against Excessive Compensation in Listed Stock Corporations and
our Articles of Association (AoA)).

Compensation-related proposals for binding votes at the 2022

AGM

Item Proposal Rationale
GEB variable
compensation
The Board of Directors proposes an
aggregate amount of variable
compensation of CHF 79,750,000
for the members of the GEB for the
2021 financial year.
The proposed amount reflects a reduction of 1% on a per capita basis and a reduction of 6%
overall compared with the previous year.

This decrease in an otherwise exceptionally good

financial
year contrasts with the Group pool increase of 10%.

The decision for the GEB pool considers the
excellent financial result offset by a proportionally larger downward adjustment than the Group
pool to reflect the accountability of the GEB for the loss

resulting from the default of a US-based
client of our prime brokerage business.
GEB fixed
compensation
The Board of Directors proposes a
maximum aggregate amount of
fixed compensation of
CHF 33,000,000 for the members
of the GEB for the 2023 financial
year.
The proposed amount is unchanged from the previous year, reflecting consistency in planning over
time and unchanged base salaries for the

Group CEO and other GEB members. In addition to

the
base salaries, it also includes role-based allowances

in response to EU Capital Requirements
Directive IV, estimated standard contributions to retirement benefit plans, and other benefits. The proposed amount provides flexibility in light of potential

changes of GEB composition or roles,
competitive considerations

where potential additional role-based allowances may

be required, and
other factors (e.g., changes in FX rates or

benefits).
BoD
compensation
The Board of Directors proposes a
maximum aggregate amount of
compensation of CHF 13,000,000
for the members of the Board of
Directors for the period from the
2022 AGM to the 2023 AGM.
The proposed amount is unchanged compared with the

previous period and includes the total
compensation of the nominated Chairman and

Vice Chairman. For the new Chairman

we expect
his total compensation would be approximately

CHF 0.4 million lower compared with the current
Chairman (a reduction of approximately 8%). The fees for

BoD members other than the nominated
Chairman and Vice Chairman are unchanged.

Compensation

philosophy

and governance

Our compensation philosophy
Total Reward Principles
Our Total

Reward Principles provide a

strong link to our strategic
imperatives

and

encourage

employees

to

live

our

strong

and
inclusive culture that is grounded

in our three keys to

success: our
Pillars, Principles and Behaviors.
These

guiding

principles

underpin

our

approach

to
compensation and define our compensation

framework. In 2021,
following

the

launch

of

our

purpose,

we

reviewed

our

Total
Reward Principles and

compensation framework to

confirm they
are

fully

aligned

with

our

purpose

and

support

our

strategic
imperatives.
This

ensures

that

the

interests

of

our

employees

are

aligned
with those of our clients and other stakeholders.
Therefore,

our

compensation

approach

supports

our

capital
strength

and

risk

management,

and

provides

for

simplification
and

efficiency.

It

encourages

employees

to

focus

on

client

centricity,

connectivity

and

sustainable

impact

in

everything

we
do. Moreover,

we reward

behaviors that

help build

and protect
the

firm’s

reputation,

specifically

accountability

with

integrity,
collaboration and

innovation. Compensation

for each

employee
is

based

on

individual,

team,

business

division

and

Group
performance,

within

the

context

of

the

markets

in

which

we
operate.
Total Reward Principles
Our Total

Reward Principles

apply to

all employees

globally,

but vary

in certain

locations according

to local

legal requirements

and
regulations and practices. The table below provides a summary of our Total

Reward Principles.

Support our purpose and strategy
Our compensation approach supports the firm’s

purpose and strategy, fosters engagement among
employees and aligns their long-term interests

with those of clients and stakeholders.
Attract, retain and connect a diverse, talented
workforce
We embrace a culture of diversity, equity, and inclusiveness. Pay at UBS is fair, reflects equal treatment and is competitive. In this way, our investment in a connected workforce supports the
sustainability of the organization.
Apply a pay-for-performance approach to
support development and our ways of

working
The setting of clear objectives and a thorough

evaluation of what was achieved and how

it was
achieved, combined with effective communication,

promote clarity, accountability and establish a
strong link between pay and performance. This

approach emphasizes our Behaviors, which are
accountability with integrity, collaboration and innovation.
Reinforce sustainable growth and support long-
term value creation
Compensation is appropriately balanced between

fixed and variable elements and delivered over

an
appropriate period to support our growth ambitions

and sustainable performance.
Support risk awareness and appropriate risk-
taking
Our compensation structure encourages employees

to have a focus on risk management and behave
consistently with the firm’s risk framework

and appetite, thereby anticipating and managing

risks
effectively to protect our capital and reputation.
Our Total Reward approach
At

UBS,

we

apply

a

holistic

Total

Reward

approach,

generally
consist ing
of

fixed

compensation

(base

salary

and

role
- b a sed
allowances,

if

applicable),

performance

awards
,   pension
contributions

and

benefits.

Our

Total

Reward

approach

is
structured to support sustainable results and growth ambitions.
For

employees

whose

total

compensation

exceeds

certain
levels,

performance

awards

are

delivered

in

a

combination

of
cash,

deferred

contingent

capital

awards

and

deferred

share-
based awards.
A substantial

portion of

performance award

s

is deferred

and
vests

over

a

five-year

period

(or

longer

for

certain

regulated
employees).

This

deferral

approach

supports

alignment

of
employee and investor interests, our

capital base and the

creation
of sustainable shareholder value.
›
Refer to “Compensation elements

for all employees” in the
“Group compensation” section of this report for more
information

Advisory vote

Corporate governance and compensation | Compensation

Compensation governance
Board of Directors and Compensation Committee
The BoD is ultimately

responsible for approving the compensation
strategy
and

principles

proposed

by

the

Compensation
Committee,

which

determines

compensation-related

matters

in
line with the principles set forth in the AoA.
As

determined

in

the

AoA

and

the

firm’s

Organization
Regulations,

the

Compensation

Committee

supports

the

BoD
with its duties to set guidelines on compensation and benefits,

to
oversee

implementation

thereof,

to

approve

certain
compensation

and

to

scrutinize

executive

compensation.

The
Compensation

Committee

consist
s
of

independent

BoD
members, who are elected annually by shareholders at the AGM,
and

is

responsible

for

governance

and

oversight

of

our
compensation process and

practices. This includes the

alignment
between

pay

and

performance,

and

ensuring
that

the
compensation

framework

supports

appropriate

risk

awareness
and management, as

well as appropriate

risk-taking. In 2021, to
additionally support

the connection

between the

Compensation
Committee

and

the

Risk

Committee,

the

Compensation
Committee

Chair
person
was

also

a

member

of

the

Risk
Committee.
A nnual ly,
and

on

behalf

of

the

BoD,

the

Compensation
Committee:
–

reviews our Total Reward Principles;
–

approves

key

features

of

the

compensation

framework

and
plans

for

the

non-independent

Board

members

and

GEB
members;
–

reviews performance award

funding throughout the

year and
proposes, upon

proposal of

the Group

CEO, the

final annual
Group performance award pool for BoD approval;
–

upon

proposal

of

the

Group

CEO,

reviews

the

performance
framework of the other GEB members;
–

upon proposal

of the

Group CEO,

proposes the

performance
assessments

and

the

individual

total

compensation

for

the
other GEB members for approval by the BoD;
–

upon proposal

of the

Chairman, proposes

financial and

non-
financial

performance

targets

and

objectives

for

the

Group
CEO

and

the

Group

CEO’s

performance

assessment

for
approval by the Board;
–

approves

the

total

compensation

for

the

Chairman

and

the
non-independent Board members;
–

proposes,

upon

proposal

of

the

Chairman,

the

total
compensation for the Group CEO for approval by the Board;
–

proposes to the BoD the

maximum aggregate amounts of

BoD
compensation and GEB fixed

compensation and the

aggregate
amount of variable compensation for

the GEB for approval by
the general meeting of the shareholders;
–

upon proposal of

the Chairman, proposes

the remuneration /
fee framework

for independent

Board members

for approval
by the Board;

–

upon proposal of the Chairman and Group CEO, approves the
remuneration / fee

frameworks for external supervisory

board
members

of

Significant

Group

Entities

and

be

informed

of
remuneration / fee

frameworks for external

supervisory board
members of Significant Regional Entities; and
–

proposes

to

the

BoD

for

approval

the

annual

compensation
report and

approves other

material public

disclosures on

UBS
compensation matters.

The Compensation Committee

is required to meet

at least four
times each

year. All meetings

in 2021

were held in

the presence
of the Chairman and the Group CEO and most were attended by
external

advisors.

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
On

31 December

2021,

the

members

of

the

Compensation
Committee

were
Julie

G.

Richardson

(Chair
person
),

Reto
Francioni, Dieter Wemmer and Jeanette Wong.
›

Refer to “Board of Directors” in the “Corporate

governance”
section of our Annual Report 2021 for

more information
External advisors
The

Compensation

Committee

may

retain

external

advisors

to
support it

in fulfilling

its duties. In

2021, HCM

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
framework

appropriately

reflects

risk
awareness   and
management,

and

ensures

appropriate

risk-taking.

It

supervises
and sets appropriate risk management

and risk control principles
and   is regular ly   brief ed
on

how

risk

is

factored

into

the
compensation process. It also monitors the involvement of Group
Risk

Con
trol

and

Compliance

and

Operational

Risk
  in
compensation

and

reviews

risk-related

aspects

of

the
compensation process.
›

Refer to ubs.com/governance

for more information

Compensation Committee 2021 / 2022 key activities and timeline
May June July Sept Oct Nov¹ Dec¹ Jan Feb
Strategy, policy and governance
Total Reward Principles
●
Sustainability / ESG in the compensation process
● ● ●
Compensation disclosure and stakeholder communication matters
● ● ● ● ●
AGM reward-related items
● ●
Compensation Committee governance
●
Annual compensation review
Accruals and full-year forecast of the performance award pool funding
● ● ● ● ● ●
Performance targets and performance assessment of the Group CEO and GEB members
● ● ●
Group CEO and GEB members’ salaries and individual performance awards
● ● ●
Update on market practice, trends and peer group matters
● ● ●
Pay for performance, including governance on certain higher-paid employees, and non-standard compensation arrangements
● ● ● ● ● ● ●
Board of Directors remuneration
● ●
Compensation framework
Compensation framework and deferred compensation matters
● ● ● ● ●
Risk and regulatory
Risk management in the compensation approach and

joint meeting with

BoD Risk Committee
● ● ● ● ●
Regulatory activities impacting employees and engagement

with regulators
● ● ● ● ● ● ● ●

1
The Compensation Committee held two meetings in November 2021 and three meetings in December 2021.

Compensation governance

The table below provides an overview of compensation governance by specific role.

Recipients Compensation recommendations proposed by Approved by
Chairman of the BoD
Chairperson of the Compensation Committee Compensation Committee
1
Independent BoD members

(remuneration / fee framework)
Compensation Committee and Chairman of

the BoD
BoD
1
Group CEO
Compensation Committee and Chairman of

the BoD
BoD
1
Other GEB members
Compensation Committee and Group CEO BoD
1
Key Risk Takers (KRTs)

/

senior employees
Respective GEB member and functional management
team
Individual compensation for KRTs and senior employees:
Group CEO

1

Aggregate variable compensation and maximum aggregate amount of fixed compensation for the GEB,

as well as aggregate remuneration for the BoD, are subject to shareholder approval.

Advisory vote

Corporate governance and compensation | Compensation

Environmental, Social and Governance considerations
ESG in the compensation determination process
ESG objectives are considered in the compensation determination process

in

objective

setting,

performance

award

pool

funding,
performance

evaluation

and compensation

decisions.
ESG-related objectives have been

embedded in our Pillars and
Principles since they

were established in

2011. In

2021, we revised
the Group CEO

and GEB scorecards

and further enhanced

the link
between

ESG

and

compensation

by

introducing

explicit
sustainability objectives

under “Strategic

& Growth” in

the non-
financial goal

category. These

sustainability objectives

are linked
to

our
priorities
,

and

their

progress

is

measured

via

robust
quantitative

metrics

and

qualitative

criteria.

The

table

below
provides

an

overview

of

our

metrics

and

progress

achieved

in
2021. Sustainability

objectives are

individually assessed

for each
GEB member, and consequently

directly impact their

performance
assessments and compensation decisions.
In addition, in the performance award pool funding across the
Group,

ESG is

also reflected

through an

assessment of

progress
made against

targets linked

to our focus

areas of Planet,

People
(including

progress

made

against

our

diversity

ambitions)

and
Partnerships,

alongside

other

key

dimensions.

Therefore

ESG

is
taken

into

consideration

when

the

Compensation

Committee
assesses not

only what

results were

achieved but

also how

they
were achieved.
For

2021,

we

established

robust

and

concrete

targets,

and
made

good

progress

toward

achieving

them.

We

continue

to
increase our focus on this topic.
›
Refer to “GEB performance assessments“

in the “Compensation
for GEB members” section of this report for more

information
about the GEB performance measurement

process
›

Refer to “Our focus on sustainability and climate,”

“Employees”
and “Society” in the “How we create value

for our stakeholders”
section of our Annual Report 2021 for

more information
›
Refer to ubs.com/gri

for more information about ESG-related
topics
Fair pay and pay for performance

Compensating employees

fairly and consistently

is key to ensuring
equal opportunities. We

pay

for

performance, and

we

take

pay
equity seriously.

A strong commitment

to both is

embedded in

our
compensation policies,

and we conduct both internal reviews and
independent external

audits as quality checks. If we uncover gaps
that

c
annot

be

explained

by

business

factors
or   appropriate
personal

factors
–
such

as

experience,

role,

responsibility,
performance

or location

– we

explore the

root causes

of those

gaps
and address them.
Additionally, our regular monitoring and review processes also allow

us

to

maintain

our

certification status

with

the

EQUAL-
SALARY Foundation

for our equal

pay practices

in Switzerland,

the
US,

the

UK,

Hong

Kong

SAR

and

Singapore.

The

firm

also
successfully

completed

an equal

pay analysis

in Switzerland

in 2020,
as required

by the

Swiss Federal

Act on

Gender

Equality. The

results
of the

analysis confirmed that

we are

fully compliant with

Swiss
equal pay standards.

These holistic

certifications

are a testament

to
our

well
-
established

equal

opportunity

environment

and

the
strength of our human resources

practices,

including performance
and reward.

In 2021,

we continued

to monitor

pay fairness and
addressed any unexplained gaps to ensure that all

employees are
paid fairly.

Our targets and progress
Our priorities Our targets Our progress in 2021
Planet,

people,
partnerships
USD 400 billion invested assets in sustainable

investments
by 2025.
Increased invested assets in sustainable investments

to
USD 251 billion (compared with USD 141 billion in

2020).
Planet
Set decarbonization targets for 2030 for financing

of the
fossil fuels, power generation and real estate sectors

(from
2020 levels):
–

reduce absolute financed emissions associated with

UBS
loans to fossil fuel companies by 71%;
–

reduce emissions intensity associated with UBS

loans to
power generation companies by 49%;
–

reduce emissions intensity of UBS’s commercial real
estate lending portfolio by 44%; and
–

reduce emissions intensity of UBS’s residential real estate
lending portfolio by 42%.

Estimated baselines and development of net-zero-aligned
pathways for the fossil fuel, power generation

and real
estate (commercial and residential) sectors.
Align USD 235 billion of invested assets to

net zero by
2030 (Asset Management).
Established Asset Management baseline covering

the
weighted average carbon intensity of the respective
benchmark for each strategy and fund included

in our
target.
Achieve net-zero emissions across discretionary client
portfolios by 2050.
Expanded discretionary offering with climate transition-
focused solutions and built more detailed carbon

footprint
data into our research and reporting toolkits.
Achieve net-zero energy emissions resulting from our own
operations (scope 1 and 2) by 2025; cut

energy
consumption by 15% by 2025 (compared with 2020).
Reduced net greenhouse gas footprint for scope 1

and 2
emissions by 75% and energy consumption

by 5%
(compared with 2020); continued implementation

of the
replacement of fossil fuel heating systems and investing

in
credible carbon removal projects; maintained 100%
renewable electricity coverage.
Offset historical emissions back to the year 2000

by
sourcing carbon offsets (by end 2021) and by offsetting
credit delivery and full retirement in registry (by end 2025).
Completed the sourcing process for a portfolio of
transparent carbon offsets from the voluntary carbon
market across a range of project types and geographies.
Engage with key vendors on targeting net

zero by 2035.
Commenced working on understanding

and quantifying
the scope 3 emissions in our supply chain.
People
30% global female representation at Director level and
above by 2025.
Increased to 26.7% (2020: 26.0%) female representation
at Director level and above.
26% US ethnic minority representation at Director level
and above by 2025.
Increased to 20.1% (2020: 19.5%) ethnic minority
representation at Director level and above in the US.

26% UK ethnic minority representation at Director level
and above by 2025.
Increased to 21.3% (2020: 20.7%) ethnic minority
representation at Director level and above in the UK.
Raise USD 1 billion in donations to our client philanthropy
foundations and funds and reach 25 million beneficiaries
by 2025 (cumulative for years 2021-2025).
Achieved UBS Optimus Foundation donations

volume of
USD 161 million (including UBS matching contributions)
and reached 4.6 million beneficiaries.
Support one million beneficiaries through our community
impact activities by 2025 (cumulative for years

2020-
2024).
Reached 1.199 million beneficiaries through strategic
community impact activities cumulatively during

2020 and
2021, surpassing our 2025 target in two

years.
Partnerships
Establish UBS as a leading facilitator of discussion,

debate
and idea generation.
Launched the UBS Sustainability and Impact

Institute, with
the objective of delivering original, best-in-class
sustainability and impact thought leadership.
Drive standards, research and development, and product
development through partnerships across the financial
ecosystem.
Continued implementation of the Principles

for
Responsible Banking by expanding the scope of

our
impact analyses and improving upon our existing
methodologies in partnership with the UN

Environment
Program and peers.
›
Refer to the Sustainability Report 2021,

available from 11 March 2022 under “Annual reporting“

at
ubs.com/investor s, for more
information

Advisory vote

Corporate governance and compensation | Compensation

Our commitment to diversity, equity and inclusion
Ensuring

fair

treatment

and

strengthening

our

commitment

to
DE&I are vital to our sustainable

business success. We find diverse
teams better

understand and

relate

to the

needs of

our equally
diverse

clients.

Through

the

diversity

of

our

employees’
backgrounds

and

experiences,

we

drive

innovation

and

better
decision

making.

Our

aim,

therefore,

is

to

shape

a

diverse

and
inclusive

organization

that

is

innovative,

provides

outstanding
service

to

our

clients and

offers

equitable

opportunities

so that
every employee can thrive.
UBS is a

strong supporter of

the UN Standards

of Conduct for
Business

anti-discrimination

guidelines.

Additionally,

we

are
signatories to the UN-backed Women’s Empowerment Principles, the UK’s

Women in

Finance Charter

and Race

at Work

Charter,
and

the Corporate

Call to

Action in

the US.

Philosophically, we
take a

broad approach

to DE&I,

focusing on

a range

of aspects,
including

inclusive

leadership,

age,

gender,

race

and

ethnicity,
LGBTQ+,

disability,

and

veterans.

Building

inclusive

leadership
skills, increasing

gender and

ethnic diversity,

and equitable

policies
and practices were our leading priorities in 2021.
Gender diversity is

a key priority

for the firm.

We are particularly
focused

on

increasing

the

representation

of

women

at

senior
management

levels.

We

take

a

multi-pronged

approach

in

this
respect, analyzing

and adapting

various factors

that support

the
hiring,

development

and

retention

of

women

at

all

levels.

For
example,

our

interviews

for

open

roles

are

expected

to

include
qualified diverse candidates, and

our interview questions seek

to
gauge inclusive leadership competencies for executive roles.

To ensure we are making progress, we

hold ourselves and our
leaders accountable. For

example, in

early 2020 we

publicly stated
our aspiration to have

30% of all

Director and above roles

held by
women by 2025. At

the end of 2021,

that figure stood at

26.7%,
up from 26.0% in

2020. As of 31 December

2021, 25% of GEB
members were

female and

we expect

to increase this

ratio to

33%
in early

2022 after

the designated

Group Chief

Financial Officer
joins the firm. In addition, 27%

of senior managers who reported
directly

to

the

Group

Executive

Board

(the

GEB)

in

2021

were
female. These aspirations

are considered in

the determination of
the

annual

performance

award

pool

and

are

included

in

the
explicit

sustainability objectives

under

“Strategic &

Growth” for
the GEB, as outlined in the table on the previous page.

Increasing the

ethnic minority diversity

of our

workforce, and
a

related

commitment

to

support

underrepresented

talent

and
communities, is also a top

priority across all business

divisions and
regions. We focus on four areas:

accountability and transparency;
investing in our talent; improving our culture;

and leveraging our
business strengths in underrepresented communities.

We take a country-by-country approach, in close collaboration with relevant

business and

jurisdictional entities.

This is

because
legislation,

legal

requirements

and

progress

toward

racial

and
ethnic equality vary significantly across the

locations in which we
do business. In

the short term,

the largest

share of our

efforts is
focused on

Switzerland, the

US and

the UK.

In Switzerland,

we
began

collecting

ethnicity

data

on

a

voluntary

basis

in

2021,
aimed

at

understanding

the

current

representation

within

our
local

workforce.

Our

2025

aspiration

is

to

achieve

a

26%
representation of ethnic

minorities at Director

level and above

in
the UK and

the US. As

of the end

of 2021, our

representation was
20.1% in the US and 21.3% in the UK.
Our

employee

networks

are

strong

partners

in

our

ethnic
diversity

strategy.

Throughout

2021,

our

ethnicity-focused
MOSAIC networks

globally facilitated

numerous events

for staff
in every region to increase awareness and personal accountability along with specialized

educational sessions

for network members.
In addition, a

community of more

than 480 Diversity

and Inclusion
Ambassadors acts

as a resource

for employee

advice and

coaching
on

conversations

about

various

diversity

and

inclusion-related
topics.
We are

committed to

ensuring a

workplace where

employees
are fairly

treated, with

equitable employment

and advancement
opportunities for all. We do not tolerate

harassment of any kind,
including sexual harassment, and we take

measures to prevent all
forms of

harassment, bullying,

victimization and

retaliation. Our
policies, procedures, employee

and line manager

education, and
awareness materials

all encourage

employees to

raise concerns,
which

they

may

do

openly

or

anonymously.

An

internal

anti-
harassment

officer

appointed

by

the

Group

Head

Human
Resources

provides

an

independent

view

of

the

firm’s

various
processes

and

procedures

to

prevent

harassment

and

sexual
misconduct.
›

Refer to ubs.com/diversity

for additional information about our
priorities, commitments and progress, and the Sustainability
Report 2021, available from 11 March 2022 under “Annual
reporting” at ubs.com/investors , for our management practices and detailed employee data, including

gender-

and region-
specific data
›
Refer to ”Employees”

in the ”How we create value for our
stakeholders”

section of our Annual Report 2021

for more
information.

Performance award pool funding
Our compensation philosophy focuses on balancing performance with

appropriate

risk-taking,

retaining

talented

employees

and
shareholder returns. Our overall

performance award pool funding
percentage reduces as financial

performance increases. In

years of
strong financial performance ,
this

prevents

excessive
compensation

and

results

in

an

increased

proportion

of

profit
before

performance

awards

being

available

for

distribution

to
shareholders

or

growing

the

Group’s

capital.

In

years

where
performance declines, the performance award pool will generally decrease; however,

the funding percentage may increase.
Our performance award

pool funding

framework is based

on
Group and

business division

performance, including

achievements
against defined performance

measures. In

assessing performance,
we

also

consider

industry

peers,

market

competitiveness

of

our
results and pay position,

as well as progress against

our strategic
objectives,

including
returns,

risk
-
weighted

assets

and

cost
efficiency.

The Risk and Compliance functions

support our holistic
reflection

and

consideration

of

the

financial

and

non-financial
impact (including reputation) of risk matters. We further consider the firm’s risk profile and culture, the extent to

which operational
risks and audit

issues have been

identified and resolved,

and the
success of risk reduction initiatives including significant events.

The

funding

for

Group

Functions

is

linked

to

overall

Group
performance

and

reflects

headcount,

workforce

location

and
demographics.

For

each

functional

area

quantitative

and
qualitative assessments evaluate service quality, risk management
and

financial

achievements.
O
ur

decision
s

also
  balance
consideration

of

financial

performance

with

a

range

of

factors,
including

DE&I

and

other

ESG

metrics,

the

impact

of

litigation,
regulatory

costs,

the

effect

of

changes

in

financial

accounting
standards, capital returns, and relative total shareholder return.
Before making its final

proposal to the

BoD, the Compensation
Committee considers

the CEO’s

proposals and

can apply

a positive
or

negative

adjustment

to

the

performance

award

pool.
  For
example,

despite

our

excellent

financial

results

in

2021,

our
reputation and financial

results were negatively

impacted by a

loss
related to the default

of a US-based client of

our prime brokerage
business.

As a consequence, the 2021 Group

performance award
pool

was

reduced

significantly.

Our

funding

approach

for

the
performance

award

pool

resulted

in

a

direct

and

substantial
reduction,

which

was

supplemented

by

a

significant

negative
adjustment to the pool.
Taking into consideration

the above

proposals and

factors, over
the past

nine years

the Compensation

Committee has

approved
adjustments

to

the

performance

award

pool,

resulting

in
downward adjustments in all but one year.

›
Refer to “2021

Group performance outcomes” in the “Group
compensation” section of this report
›

Refer to the “Group performance” section

of our Annual Report
2021 for more information about our results

Advisory vote

Corporate governance and compensation | Compensation

Performance award pool funding process – illustrative overview

Compensation for GEB members
GEB compensation framework
In

2021,

we

made

no

changes

to

our

GEB

compensation
framework.   The
chart

below

illustrat
es

the

compensation
elements,

pay

mix

and

key

features

for

GEB

members.

Of

the
annual performance award, 20% is paid

in the form of cash and
80%

is

deferred

over

a

period

of

five

years
1
,

with

50%

of

the
annual

performance

awards

granted

under

the

Long-Term
Incentive Plan (the LTIP)

and 30% under the Deferred Contingent
Capital Plan (the DCCP).
›

Refer to “Our deferred compensation plans”

in the “Group
compensation” section of this report for more

information
2021 compensation framework for GEB members (illustrative example)

›

Refer to the “Group Compensation” section

of this report for more information
›
Refer to “Regulated staff” in the “Supplemental

information” section of this report for more information
Pay-for-performance safeguards for GEB members
Performance

award caps
–

Cap on the total GEB performance award pool

(2.5% of profit before tax)
1

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

Advisory vote

Corporate governance and compensation | Compensation

GEB share ownership requirements
To

align

the

interests

of

GEB

members

with

those

of

our
shareholders

and

to

demonstrate

personal

commitment

to

the
firm, we require

the Group CEO

and the other

GEB members to
hold

a

substantial

number

of

UBS

shares.

GEB

members

must
reach their minimum shareholding requirements

within five years
from their appointment and

retain it throughout their

tenure. The
total number of

UBS shares held by

a GEB member

consists of any
vested

or

unvested

shares

and

any

privately

held

shares.

GEB
members

may

not

sell

any

UBS

shares

before

they

reach

the
minimum ownership thresholds mentioned

below. At

the end of
2021, all GEB members met their share ownership

requirements,
except

for

those

appointed

within

the

last

four

years,

who

still
have time to build up and meet the required share ownership.
As of 31 December 2021,

our GEB members held shares

with
an

aggregate

value

of
approximately USD   191   million ,
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

2021 annual base
salary

for

the

Group

CEO

role

was

CHF 2.5

million

and

has
remained unchanged

since 2011.

The other

GEB members

each
received

a

base

salary

of

CHF 1.5

million

(or

local

currency
equivalent), also unchanged since 2011.
Over the course of 2021, two GEB

members held a UK Senior
Management

Function (SMF)

role for

one of

our UK

entities.

In
addition to

base salary,

role-based allowances

were part

of their
fixed compensation.
At the AGM, shareholders are asked to approve the maximum
aggregate amount

of fixed

compensation for

GEB members

for
the following financial year.

›

Refer to the “Supplemental information”

section of this report
for more information about MRTs and SMFs
›

Refer to the “Say-on-pay” section of

this report for more
information about the AGM vote on fixed

compensation for the
GEB
Caps on the GEB performance award pool
The

size

of

the

GEB

performance

award

pool

may

not

exceed
2.5% of

the Group

profit before

tax. This

limits the

overall GEB
compensation based on the firm’s profitability.
For 2021, the

Group’s profit

before tax

was USD 9.5

billion and
the total GEB performance award

pool was CHF 79.8 million. The
GEB

performance

award

pool

as

a

percentage

of

Group

profit
before tax was 0.9%, well below the 2.5% cap.
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

(
MRTs ) )
.

For

202
1 ,
performance

awards
granted to GEB members

and the Group CEO

were, on average,
3.2
times

their

fixed

compensation

(excluding

one
- time
replacement

awards,

benefits

and

contributions

to

retirement
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
The table below

presents the composition

of our peer

group as
approved

by

the

Compensation

Committee
for

the
202 1
performance year.

Bank of America Goldman Sachs
Barclays HSBC
BlackRock JPMorgan Chase
BNP Paribas Julius Baer
Citigroup Morgan Stanley
Credit Suisse Standard Chartered
Deutsche Bank State Street

GEB performance assessments
For 2021, we

have further enhanced

the performance assessment
for GEB members to ensure it is fully aligned

with the firm’s new
purpose and strategic

objectives. We assess

GEB members against
a

set

of

Group

financial

targets,

non-financial

objectives

and
Behaviors. Under

the non-financial

objectives we

introduced the
new

categories of

Core

Job, which

covers job-specific,

risk and
people

objectives,

as

well

as

Strategic

&

Growth,

which

covers
strategy,

digital

and

ESG

objectives.

The

restructured

approach
fosters an even greater focus on GEB priorities and the success of
the Group overall

among all GEB

members, and strengthens

the
understanding

and

importance

of

interdependence

within

and
across

the GEB.

At the

same time,

it creates

stronger individual
accountability, and further increases

the focus on core activities.
The

Compensation

Committee

exercises

its

judgment

with
respect to the performance achieved

relative to the prior

year, the
strategic

plan and

competitors, and

considers the

Group

CEO’s
proposals.

The Compensation Committee’s proposals are

subject
to approval by the BoD.
The Compensation Committee, and then the full BoD, follows
a

similar

process

for

the

Group

CEO,

except

that

the

proposal
comes from the Chairman of the BoD.
Overview of the GEB compensation determination process
The compensation for the

Group CEO and the

other GEB members is

governed by a

rigorous process under Compensation Committee
and BoD oversight. The chart below shows how compensation for all GEB members is determined.

Advisory vote

Corporate governance and compensation | Compensation

Overview of performance assessment measures
We apply

a range

of quantitative measures

to assess GEB

member performance

against financial

and non-financial

objectives while
Behaviors are assessed qualitatively.

The table below provides a summary of the main metrics and measures used for 2021.
Financial measures
(60%)
–

Reported Group profit before tax
–

Reported Group cost / income ratio
–

Reported Return on CET1 capital
Non-
financial
measures
(30%)
Core Job

Job-specific –

Business-specific criteria such as net new investable

asset targets and client engagement-level objectives
–

Operating income growth targets for specific client

segments and total cost goals
–

Post-stress CET1 objectives and Capital ratio guidance
–

Execution progress on key client and internal initiatives;

e.g., cross-divisional collaboration initiatives,
efficiency and cost saving initiates
Risk –

Operating within risk appetite constraints
–

Progress to deliver on risk reduction initiatives
People –

Employee listening / sentiment results and feedback
–

Progress to meet 2025 ambitions

for female representation and for ethnic minority

representation in the
US and UK at Director and above levels (as per

ESG disclosure)
–

People development, mobility, turnover and succession plan metrics
Strategic &
Growth
Strategy –

Progress on group-wide transformation initiatives
–

Delivery on division / function-specific strategic

programs and initiatives
Digital –

Progress on digital transformation initiatives
–

Delivery of digital offering and user experience for

clients
ESG –

Refer to the ”Our targets and progress” table in the ”Environmental,

Social and Governance
considerations”

section of this report
Behaviors
(10%)
Accountability with integrity
Qualitative assessment
against expected
Behaviors:
–

Responsible for what they say and do
–

Takes ownership and makes things happen
–

Steps up and acts when something is

not right
Collaboration –

Trusts others and helps them to be successful
–

Delivers One UBS, together with their colleagues
–

Fosters a diverse, inclusive and equitable work

environment
Innovation –

Challenges perspectives and looks at every

opportunity to improve
–

Actively seeks and provides feedback
–

Learns from every success and failure

Performance assessment categories
The table

below presents

the three

performance categories

for the

assessment of

the performance

against non-financial

objectives
related

to

Core

Job,

Strategic

&

Growth

and

Behaviors.

The

achievement

score

represents

the

maximum

percentage,

and

the
Compensation Committee may apply downward adjustments.
Non-financial measures
Needs focus Good contribution Excellent contribution
Achievement score: up to 33% Achievement score: up to 66% Achievement score: up to 100%
Behaviors
Needs focus Expected behavior Exemplary behavior
Achievement score: up to 33% Achievement score: up to 66% Achievement score: up to 100%

2021 performance for the Group CEO
The

performance

award

for

the

Group

CEO

is

based

on

the
achievement

of

financial performance

targets

and non-financial
objectives related

to his

Core Job,

Strategic &

Growth initiatives
and Behaviors, as described earlier in this section.
These

objectives

were

set

to

reflect

the

strategic

priorities
determined by the Chairman and the BoD.
›
Refer to “GEB compensation framework”

in this section of this
report for more information
Performance assessment for the Group CEO
The

BoD recognized

that Ralph

Hamers

successfully focused

on
building on UBS’s strong

business momentum, which resulted

in
very strong

financial results

for 2021.

He led

the Group

toward
stronger client centricity

and improved the delivery

of the bank’s
ecosystem

to

clients.

He

also

delivered

a

successful

strategic
refresh in 2021 and

re-positioned the bank’s

sustainability efforts.
Mr.

Hamers successfully

led the

development of

the purpose
statement,

established

the

client

promise,

and

strategic
imperatives,

including

development

of

concrete

transformation
initiatives to position the firm for

future growth. He was the most
important

ambassador

for

the

firm’s

refreshed

culture

and
behavior program.
Furthermore,

Ralph

Hamers

continuously

displayed

high

risk
awareness and

set a strong

and consistent

tone from

the top to
promote

an

effective

risk

culture.

He

also

demonstrated

strong
leadership

and

accountability

in

dealing

with

the

loss

event
resulting

from

the

default

of

a

US-based

client

of

our

prime
brokerage business.
Additionally,

the BoD

recognized that

Mr.

Hamers personally
championed the drive towards

becoming more digital

across the
organization, along with his continuous push for technology as a differentiator for both clients and employees.
The BoD acknowledged that Mr. Hamers also championed key
changes across the organization to further promote agile ways of working,

simplification

and

empowerment.

He

continued

to
increase

the

Group’s

focus

on

delivering

against

diversity

and
ethnicity ambitions.
Mr.

Hamers

demonstrated

strong

leadership

on

ESG

topics,
including

establishing

a

group-wide

sustainability

and

impact
organization.

He

drove

the

definition

of

a

net-zero

framework
and

focused

the

organization

on

delivering

against

select

UN
Sustainable Development goals, as well as establishing ambitions and making progress on key focus areas,

including Planet, People
and Partnerships.
The

table

below

illustrates

the

assessment

criteria

used

to
evaluate the achievements of Mr. Hamers in 2021.
Financial performance
Weight Performance measures 2021
targets
2021

results
Achieve-
ment
2
Weighted
assess-
ment
2021 commentary
20%
Reported Group Profit
before Tax
USD 6.9bn USD 9.5bn 100%
2
20% –

Profit before tax increased 16% to USD 9.5 billion,
reflecting strong business momentum with income

up
in all regions and good cost control. This result
significantly exceeds the 2021 performance
target and also represents the highest result
since 2006.
20%
Reported Cost / Income
Ratio
75%
1
73.6% 100%
2,3
20% –

The cost / income ratio was 73.6%,
better than the
2021 performance target
, despite the increase in
litigation provisions of USD 740 million taken for

the
French cross-border matter.
20%
Reported Return on CET1
Capital
16%
1
17.5% 100%
2
20% –

The return on CET1 capital (RoCET1) was

17.5%,
compared with 17.4% in 2020,
exceeding the 2021
performance target
.
1

The return on

CET1 capital and

cost / income

ratio performance targets

are set based

on the previously

communicated targets a

nd reflect a

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

Advisory vote

Corporate governance and compensation | Compensation

Performance assessment for the Group CEO (continued)

Non-financial performance and Behaviors
Weight Performance
measures
Achieve-
ment
Weighted

assess-
ment
2021 commentary
30% Good
contribution
(66%)
20% –

The evaluation of each non-financial objective

considers
quantitative metrics

that are
assessed against internal targets / plan:
Core Job

(Job specific,
Risk, People)
Core Job
–

Progressed on execution of
digital transformation

initiatives
–

Delivered improved
digital offering

and
user experience for clients

–

Operated within
risk appetite

constraints
–

Progressed on
risk reduction initiatives

and strengthened the
control framework

–

Improved
employee listening / sentiment results

across key categories
–

Increased the
ratio of female leaders
, stayed on track to meet the 2025 target
–

Stayed on track toward the 2025 ambition for ratios

of US and UK
employees from ethnic
minorities

–

Improved statistics on
employee mobility and turnover

Strategic &
Growth

(Strategy, Digital,
ESG)
Strategic & Growth
–

Developed and launched UBS’s
purpose

–

Delivered the refreshed
strategy

–

Launched new client promise and strategic imperatives
–

Refreshed the
Sustainability

strategy
–

Progressed on the execution of key
growth initiatives

–

Refreshed culture and behavior program
–

See
ESG

metrics and progress in separate table in this report
10%
Behaviors
(Accountability
with integrity,
Collaboration,
Innovation)
Expected
behavior
(66%)
7% The assessment of the Behavior objectives is
qualitative

and has resulted in the following
summary assessment:
–

Mr. Hamers acted as a
role model

in accepting
ownership and accountability
. He further
strengthened
collaboration

across the Group and at the same time pushed
individual
accountability

and empowerment across the organization
–

He drove
innovation

in UBS and built the foundation for

a successful digitalization through
new ways of working
. He continuously promoted simplification, more radical

challenge
and innovative thinking and action
Total weighted assessment
(maximum 100%)
87%

In addition to the

overall 2021 performance

of the Group and

Mr.
Hamers’

achievements

outlined

in

the

performance

evaluation
table above,

the BoD

also considered

other factors,

such as

the
impact of

the significant

risk event

related

to a

loss from

a US-
based client of our prime brokerage business.
The

BoD

approved

the

proposal

by

the

Compensation
Committee to grant Mr. Hamers

a performance award of

CHF 8.5
million, resulting

in a

total compensation

for 2021

of CHF

11.0
million

(excluding

benefits

and

contributions

to

his

retirement
benefit plan).
Aligned

with

the

GEB

compensation

framework,

the

Group
CEO’s performance award

will be delivered

20% (CHF 1.7

million)
in

cash

and

the

remaining

80%

(CHF

6.8

million)

subject

to
deferral and forfeiture provisions,

as well as meeting

performance
conditions over the next five years.

2021 total compensation for the GEB members
The aggregate performance award

pool for the

GEB for 2021

was
CHF 79.8

million

(USD 87.1

million);

on

a

per

capita

basis

this
reflects

a

decrease

of

1%

compared

with

2020.

This

contrasts
with

the

change

in

the

overall

performance

award

pool

of

the
firm,

which

increased

10%

compared

with

2020.

The

GEB
performance award

pool had

a proportionally

larger downward
adjustment than

the Group

pool, to

reflect the

accountability of
the GEB for the significant risk event in the first half of

2021. The
Group’s profit before tax was USD 9.5 billion, up 16% compared with 2020.

The

Compensation

Committee

has

confirmed

that
performance conditions for all GEB members’ awards due to vest in March 2022 have

been satisfied and the

awards will therefore
vest in full.
At

the

2022

AGM,

shareholders

will

vote

on

the

aggregate
2021 total variable compensation

for the GEB in

Swiss francs. The
tables

below provide

the awarded

compensation for

the Group
CEO and the GEB members

in Swiss francs and, for

reference, the
total

amounts

in

US

dollars

for

comparability

with

financial
performance.

The

individual

variable

performance

awards

for
each

GEB

member

will

only

be

confirmed

upon

shareholder
approval at the AGM
›

Refer to “Provisions of the Articles of Association

related to
compensation” in the “Supplemental

Information” section of
this report for more information

Audited |

Total

compensation for GEB members
CHF, except where indicated USD (for reference)
1
For the
year Base salary
Contribution
to retirement
benefit plans Benefits
2
Total fixed
compensa-
tion Cash
3
Performance
award
under LTIP
4
Performance
award
under
DCCP
5
Total
variable
compensa-
tion
Total fixed
and vari-
able com-
pensation
6
Total fixed
compensa-
tion
Total
variable
compensa-
tion
Total fixed
and vari-
able com-
pensation
6
Highest Paid Executive (for 2021 Ralph

A.J.G Hamers and for 2020 Sergio P. Ermotti)
2021 2,500,000 246,415 251,856 2,998,271 1,700,000 4,250,000 2,550,000 8,500,000 11,498,271 3,275,763 9,286,681 12,562,444
2020
7
2,500,000 244,353 78,891 2,823,244 2,100,000 5,250,000 3,150,000 10,500,000 13,323,244
Group CEO Ralph A.J.G. Hamers (reflects compensation

since joining UBS per 1 September

2020)
2020 833,333 62,124 314,260 1,209,717 600,000 1,500,000 900,000 3,000,000 4,209,717
Aggregate of all GEB members
8,9,10,11,12
2021 24,853,521 2,064,009 1,179,512 28,097,041 15,950,000 39,875,000 23,925,000 79,750,000 107,847,041 30,697,441 87,130,916 117,828,357
2020 27,469,369 2,249,276 1,145,489 30,864,135 16,625,062 42,874,938 25,500,000 85,000,000 115,864,135
1 Swiss franc

amounts have been

translated into US

dollars for reference

at the 2021

performance award currency

exchange rate of

CHF / USD

1.092551.

2 All benefits

are valued at

market price.

3 For GEB
members who are also MRTs or SMFs, the cash portion includes blocked shares.

4 LTIP awards for performance year 2021 were awarded

at a value of 67.7% of maximum which reflects our best estimate of the fair value of the award. The maximum number of

shares is determined by dividing the awarded amount by the estimated fair value of the award at grant, divided

by CHF 19.194 or USD 20.700, the average closing price
of UBS shares over the last ten trading days leading up to and including the grant date.

5 The amounts reflect the amount of the notional additional tier

1 (AT1) capital instrument excluding future notional interest.

6 Excludes the portion related to the

legally required employer’s social security contributions for 2021 and 2020, which are estimated at grant at CHF 4,997,243 and CHF 5,497,811,

respectively, of which CHF 763,059
and CHF 880,496, respectively, are

for the highest-paid GEB member.

The legally required employees’

social security contributions are included in the

amounts shown in the table above,

as appropriate.

7 Reflects
compensation for 12 months until

the end of his GEB

employment on 31 December 2020.

8 As stated in “Group

Executive Board” in the

“Corporate governance” section of our

Annual Report 2021, twelve

GEB
members were in office on

31 December 2021 and thirteen

GEB members on 31 December

2020.

9 Includes compensation paid under

employment contracts during notice

periods for GEB members

who stepped
down during the respective years.

10 Includes compensation for newly appointed GEB members for their time in office as

GEB members during the respective years.

11 For 2021, Barbara Levi received a

one-time
replacement award of

CHF 7,081,474. This

replacement award is

not included in the

above table; including

this, the 2021

total aggregate compensation

of all GEB members

is CHF 114,928,515.

For 2020,

Ralph
A.J.G. Hamers received a

one-time replacement award of CHF

163,399. This replacement award

is not included in the above

table; including this, the 2020

total aggregate compensation of all GEB

members is CHF
116,027,534.

12 Base salary may include role-based allowances in line with market practice in response to regulatory requirements.

▲

Advisory vote

Corporate governance and compensation | Compensation

Total realized compensation for the Group CEO
The realized

compensation reflects

the total

amount paid

out in
the

year.

It

includes

the

base

salary,

cash

performance

award
payments,

and

all

deferred

performance

awards

vested

in

the
year.

As such,

realized pay

is the

natural culmination

of awards
granted and approved by shareholders in previous years.
To

illustrate

the

effect

of

our

long-term

deferral

approach,
which

has

been

in

place

since

2012,

we

disclose

the

annual
realized

compensation

of

Mr.

Hamers,

including

a

comparison
with his total awarded compensation.

Total

realized compensation vs awarded compensation for Ralph A.J.G Hamers¹

CHF Realized Awarded
For the year Base salary Cash award
2
Deferred cash
award
2
Performance
award under
equity plans
2
Performance
award under
DCCP
2
Total realized
fixed and variable

compensation
Total awarded
fixed and variable
compensation
3,4
2021

2,500,000

600,000

0

0

0

3,100,000

11,000,000
2020
1

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
Compensation elements for all employees
A
ll

elements

of

pay

are

considered

when

making

our
compensation decisions.

We

regularly

review our

principles and
compensation

framework

in

order

to

remain

competitive

and
aligned with stakeholders.

In 2021, we

made no material

changes
to

our

overall

framew
ork.
We

will

continue

to

review

our
approach to salaries

and performance

awards,

considering market
developments, our

performance and

our commitment

to deliver
sustainable returns to shareholders.
Base salary and role-based allowance
Employees’

fixed

compensation

(e.g.,

base

salary)

reflects

their
level of skill, role and experience, as well as local market practice.
Base salaries

are usually

paid monthly

or fortnightly,

in line

with
local

market

practice.

We

offer

competitive

base

salaries

that
reflect

location,

function

and

role.

Salary

increases

generally
consider

promotions,

skill

set,

performance

and

overall
responsibility.
In addition

to base salary,

and as

part of

fixed compensation,
some

employees

may

receive

a

role-based

allowance.

This
allowance is

a shift

in the

compensation mix

between fixed

and
variable compensation,

not an increase

in total

compensation. It
reflects

the

market

value

of

a

specific

role

and

is

fixed,

non-
forfeitable compensation. Unlike salary, a role-based allowance is paid only

if the employee

is in a

specific role. Similar

to previous
years,

2021

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
award .
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
to accountability

with integrity,

collaboration and

innovation are
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

plans
.
We

believe

that

our
approach,

with

a

single

incentive

decision

and

a

mandatory
deferral , is
transparent

and
well
suited

to

implementing

our
compensation

philosophy

and

delivering

sustainable
performance.

This

aligns

the

interests

of

our

employees

and
shareholders and

appropriately links compensation

to longer-term
sustainable performance.

Our mandatory deferral

approach applies to

all employees with
regulatory -
driven

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
are blocked for 12 months after grant.

The deferred amount increases at higher marginal rates in line with the

value of

the performance

award. The

effective deferral
rate therefore depends on the amount

of the performance award
and the amount of total compensation.
We believe our deferral regime has

one of the longest vesting
periods in the industry. The weighted average deferral period (for non-regulated

employees)

is

4.4

years

for

GEB

members

and
ranges

from

3.5

to

4

years

for

employees

below

GEB

level
.
Additionally, from

time to

time, we

may utilize

alternative deferred
compensation

arrangements

to

remain

competitive

in

specific
business areas.
To

further

promote

sustainable

performance,
all

of
our
deferred compensation plans include employment

conditions and
malus conditions. These

enable the firm to

reduce or fully forfeit
unvested deferred awards

under certain circumstances, pursuant
to performance

and harmful

acts provisions.

In addition,

forfeiture
is triggered in cases

where employment has been

terminated for
cause.
Our share delivery obligations related to notional

share awards
are satisfied by delivering treasury shares, which are purchased in the market, to employees at vesting.
›

Refer to “Note 28 Employee benefits: variable

compensation” in
the “Consolidated financial statements”

section of our Annual
Report 2021

for more information
›

Refer to the “Supplemental information”

section of this report
for more information about MRTs and SMFs

Variable compensation elements by employee category

Long-Term Incentive Plan
The

LTIP

is

a

mandatory

deferral

plan

for

senior

leaders

of

the
Group (i.e., GEB members and selected senior management). For the

2021

performance

year,

we

granted

LTIP

awards

to

117
employees at a

fair value of

67.7% of maximum.

The value was
calculated by an independent third party using a well-established valuation methodology.

The

performance

metrics of

the share-based

LTIP awards

are
average

return

on

CET1

capital

(RoCET1)

and

relative

total
shareholder

return

(rTSR)

over

a

three-year

performance

period
starting on 1 January in the year of grant. Performance outcomes
and

actual

payout

levels

will

be

disclosed

at

the

end

of

the
performance period.
The

three-year

average

RoCET1

performance

metric

reflects
our strategic return ambitions and

considers our revised financial
targets,

as well as our cost of capital as outlined below:
–

the required RoCET1

performance for a

maximum payout is

set
at 18%, which represents the upper end of our target range;
–

the required performance

threshold for the

minimum payout
has been raised to 8%

from 6% in prior-year

awards to reflect
our

new

financial

targets

communicated

in

February

2022,
increasing

the

mid-point

of

the

payout

thresholds

to

better
reflect our cost of capital; and
–

the

linear

payout

design

between

threshold

and

maximum
level   supports
our

growth

ambitions
  and
our

focus

on
delivering

sustainable

performance

without
  encour ag ing
excessive risk-taking.

The rTSR

performance metric

over the

three-year period

further
aligns the interests of employees with those of shareholders:
–

the metric

compares the total

shareholder return

(the TSR) of
UBS

with

the

TSR

of

an

index

consisting

of

listed

Global
Systemically

Important

Banks

(G-SIBs)

as

determined

by

the
Financial Stability Board (excluding UBS Group);
–

the

G-SIBs

are

independently

defined

and

reflect

companies
with

a

comparable

risk

profile

and

impact

on

the

global
economy;
–

the

index,

which

includes

publicly

traded

G-SIBs,

is

equal
weighted,

calculated

in

Swiss

francs

and

maintained

by

an
independent index

provider,

so as to

ensure independence

of
the TSR calculation; and
–

the payout interval of

±25 percentage points versus the

index
performance

demonstrates

our

ambition

of

delivering
attractive

relative

returns

to

shareholders.

The

linear

payout
and

the threshold

level

set below

index performance

further
support sustainability of results and prudent risk-taking.

Global Systemically Important Banks (G-SIBs) that are listed companies
1
Agricultural Bank of China Goldman Sachs Santander
Bank of America Groupe Crédit Agricole Société Générale
Bank of China HSBC Standard Chartered
Bank of New York Mellon ING Bank State Street
Barclays ICBC Sumitomo Mitsui FG
BNP Paribas JPMorgan Chase Toronto-Dominion
China Construction Bank Mitsubishi UFJ FG UniCredit
Citigroup Mizuho FG Wells Fargo
Credit Suisse Morgan Stanley
Deutsche Bank Royal Bank of Canada
1

As of November 2021. Excludes UBS Group.

Dividend

equivalents

(granted

where

applicable

regulation
permits)

are

subject

to

the

same

terms

as

the

underlying

LTIP
award.
LTIP award

s

reflect the

long-term focus

of our

compensation
framework. The final number of shares as determined at

the end
of

the

three-year

performance

period

will

vest

in

three

equal
installments in each of the three years following the performance period for GEB members,

and cliff vest in

the first year following
the performance period

for selected senior

management (longer
deferral periods may apply for regulated employees).
LTIP payout illustration
–

The final number of notional
shares vesting will vary based on
the achievement versus the
performance metrics.
–

Linear payout between threshold
and maximum performance.
–

Vesting levels are a percentage of
the maximum opportunity of the
LTIP and cannot exceed 100%.
–

Full forfeiture for performance
below the predefined threshold
levels.

–

SMFs and UK MRTs are subject to
an additional non-financial metric
based on a conduct assessment
with a potential downward
adjustment of up to 100% of the
entire award.
Performance metric:

average RoCET1 (50% of award)
Below threshold (<8%)
Threshold (8%) up to
maximum (<18%)
Maximum and above (>18%)
Full forfeiture
(payout 0%)
Partial vest
(payout between 33% and <100%)
Full vest
(payout 100%)
Performance metric:

rTSR vs G-SIBs index (50% of award)
Below threshold (<–25 pps)
Threshold (–25 pps) up to

maximum (+25 pps)
Maximum and above (>+25 pps)
Full forfeiture
(payout 0%)
Partial vest
(payout between 33% and <100%)
Full vest
(payout 100%)

Advisory vote

Corporate governance and compensation | Compensation

Equity Ownership Plan
The EOP

is the

deferred

compensation plan

for employees

who
are

subject

to

deferral

requirements

but

do

not

receive

LTIP
awards. For the 2021 performance year,

we granted EOP awards
to 4,228 employees.

Delivering sustainable performance

is a key objective

for UBS,
and

we

therefore

link

EOP

award

vesting

with

minimum
performance thresholds over

a multi-year time

horizon. Our EOP
creates a direct link with

shareholder returns as a notional equity
award

and

have

no

upward

leverage.

This

approach

promotes
growth and sustainable performance.

EOP

awards
  generally   vest
over

three
  years.
For

certain
employee populations, EOP awards

can be adjusted downwards,
including

to

zero,

based

on

the

average

RoCET1

over

the
applicable

performance

period.

The

Compensation

Committee
sets the

minimum future

performance threshold and

may adjust
the

award

if

the

performance

metric

does

not

reflect

a

fair
measure of performance.
Asset Management employees receive some or all of

their EOP
in the

form of

notional funds

to align

their compensation

more
closely with industry standards.

This plan is generally

delivered in
cash and vests over five years.
›

Refer to “Vesting of outstanding awards granted in prior

years
subject to performance conditions” in

the “Supplemental
information” section of this report for more information

Deferred Contingent Capital Plan
The DCCP

is a

key component

of our

compensation framework
and supports alignment

of the interests

of our senior

employees
with those of our stakeholders.
All employees

subject to

deferral requirements

receive

DCCP
awards.

For the

2021 performance

year, we

granted DCCP

awards
to 4,303 employees.
DCCP

replicates

many

of

the

features

of

the

loss-absorbing
bonds that

we issue

to investors

and may

be paid

at

vesting in
cash

or,

at

the

discretion

of

the

firm,

a

perpetual,

marketable
additional tier 1 (AT1)

capital instrument. Employees can

elect to
have

their

DCCP

awards

denominated

in

Swiss

francs

or

US
dollars.
DCCP

awards

vest

in

full

after

five

years

(longer

deferral
periods may

apply for

regulated employees).

DCCP awards

bear
notional interest paid annually (except as

limited by regulation for
MRTs), subject

to review and

confirmation by the

Compensation
Committee.

The

notional

interest

rate

for

grants

in

2022

was
3.7%

for

awards

denominated

in

Swiss

francs

and

5.7%

for
awards denominated in US dollars. These interest rates are based on

the

current

market

rates

for

similar

AT1

capital

instruments
issued by UBS Group.
Awards are

forfeited if

a viability

event occurs,

i.e., if

FINMA
notifies the firm that the

DCCP awards must be written down

to
mitigate the risk of an insolvency, bankruptcy or failure of UBS or if the

firm receives a

commitment of extraordinary

support from
the public sector that

is necessary to

prevent such an

event. DCCP
awards

are

also

written down

for

GEB

members

if

the

Group’s
CET1 capital ratio falls below 10%

and for all other employees if
it falls below 7%.
In

addition,

GEB

members

forfeit

20%

of

DCCP

awards

for
each

loss-making

year

during

the

vesting

period.

This

means
100% of the

award is subject

to risk of

forfeiture. The forfeiture
features of DCCP create

a strong alignment with

our debt holders
and support the sustainability of the firm.
Over the last

five years, USD 1.7

billion of DCCP

awards have
been

issued,

contributing

to

the

Group’s

total

loss-absorbing
capacity

(TLAC).
Therefore ,
DCCP

awards

not

only

support
competitive

pay

but

also

provide

a

loss

absorption

buffer

that
protects the firm’s capital position.

The following table illustrates
the contribution of the DCCP

to our AT1 capital

and the effect on
our TLAC ratio.
›

Refer to the “Supplemental information”

section of this report
for more information about performance award and

personnel-
related expenses
›
Refer to the “Supplemental information”

section of this report
for more information about longer vesting

and clawback periods
for MRTs and SMFs

Contribution of the Deferred Contingent Capital Plan to our loss-absorbing capacity
1
USD million, except where indicated 31.12.21 31.12.20
Deferred Contingent Capital Plan (DCCP), eligible

as high-trigger loss-absorbing additional

tier 1 capital
1,730 1,875
DCCP contribution to the total loss-absorbing capacity

ratio (%)
0.6 0.6
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
Conversely, to

support talent

acquisition, and

consistent with
industry

practice,

we

may

offer

replacement

awards

to

attract
senior

candidates
by offse t t ing   deferred
compensation

being
forfeited

at

their

previous

employer

as

a

result

of

joining

UBS.
When
making

such

awards
,
we

aim

to

match

the

pre
vious
employer’s

terms and

conditions for

the awards

to be

forfeited
upon joining

UBS. The total

2021 forfeitures

of USD 258 million
of

previously

awarded

deferred

compensation

offset

the

2021
total sign-on payments,

replacement payments and

guarantees of
USD 137 million.
Barbara

Levi

succeeded

Markus

Diethelm

as

Group

General
Counsel effective 1 November 2021.

Consistent with the

terms of
the original

awards and

included in

the above

figures, she

received
replacement

awards

for

compensation

forfeited at

her

previous
employer

as

a

result

of

joining

UBS.

Ms.

Levi’s

replacement
payment had a total value of CHF 7,081,474 and consisted of an
EOP share award representing 430,732 UBS shares (denominated in Swiss francs), a deferred

cash award as well as replacement of
cash items. The deferred portion of the award will vest

in various
installments between 2022 and 2027. These replacement awards are subject to UBS’s harmful acts provisions.
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
a

comprehensive

governance

process,

which

may

involve

the
Compensation Committee, depending on

the amount or type of
such payments.
Below-GEB

level

employees

who

are

made

redundant

may
receive severance

payments. Our

severance terms

comply with

the
applicable

local

laws

(legally

obligated

severance).

In

certain
locations, we

may provide

severance packages

that are

negotiated
with our local

social partners and

may go beyond

the applicable
minimum

legal

requirements

(standard

severance).

Such
payments are governed by location

-specific severance policies. In
addition, we

may make

severance payments

that exceed

legally
obligated or

standard severance

payments where

we believe

these
are

aligned

with

market

practice

and

appropriate

under

the
circumstances

(supplemental

severance).

GEB

members

do

not
receive severance payments.

Sign-on payments, replacement payments, guarantees and severance payments
Total 2021
of which: non-deferred
cash
of which: deferred
compensation
awards Total 2020 Number of beneficiaries
USD million, except where indicated 2021 2020
Total sign-on payments
1

26

18

8

20

226

99
of which: Key Risk Takers
2

9

4

5

2

6

3
Total replacement payments
3

94

11

83

58

310

200
of which: Key Risk Takers
2

34

5

29

17

12

13
Total guarantees
3

17

11

6

16

40

32
of which: Key Risk Takers
2

2

1

1

5

1

2
Total severance payments
1,4

160

200
5

0

134

1,477

1,019
of which: Key Risk Takers
2

3

0

0

0

10

0
1 GEB members are not eligible for sign-on or severance payments.

2 Expenses for Key Risk Takers are full-year

amounts for individuals in office on 31 December 2021. Key Risk Takers as defined by UBS, including
all employees with a total compensation

exceeding USD / CHF 2.5 million

(Highly Paid Employees).

3 Includes replacement payments for one

GEB member in 2021 and for

another GEB member in 2020.

No GEB
member received a guarantee

in 2021 or

2020.

4 Includes legally obligated

and standard severance

payments as well as

payments in lieu

of notice.

5 Represents expense recognized

in 2021 associated

with
payments made in 2021 as well as provisions for expected payments in 2022.

Forfeitures
1
Total 2021 Total 2020
USD million, except where indicated
Total forfeitures

258

145
of which: former GEB members

23

0
of which: Key Risk Takers
2

8

6
1 For notional share awards,

forfeitures are calculated as units forfeited

during the year,

valued at the share price on

31 December 2021 (USD 17.87)

for 2021. The 2020 data

is valued using the share

price on 31
December 2020 (USD 14.13). For LTIP

the forfeited units reflect the fair value awarded at grant.

For the notional funds awarded to

Asset Management employees under the EOP,

this represents the forfeiture credits
recognized in 2021 and 2020. For the DCCP, the fair value at grant of the forfeited awards during the year is reflected. Numbers presented may differ from the effect on the income statement in accordance with IFRS.

2 Key Risk Takers as defined by UBS,

including all employees with a total compensation exceeding USD / CHF 2.5 million (Highly Paid Employees) and excluding former GEB members who forfeited awards in 2021 or
2020.

Advisory vote

Corporate governance and compensation | Compensation

Benchmarking for employees other than GEB members
We

generally consider

market practice

in our

pay decisions

and
framework. Our

market review

reflects several

factors, including
the comparability of the

business division, location, scope

and the
diversity of our

businesses. For certain

businesses or roles, we

may
consider practices at other major international banks, other large
Swiss private

banks, private

equity firms,

hedge funds

and non-
financial

firms.
W
e

also
internally
benchmark

employee
compensation

for

comparable

roles

within

and

across

business
divisions and locations.
Employee share ownership
According

to

available

records

on

employee

shareholdings,
including

unvested

deferred

compensation,

as

of

31 December
2021, employees

held at

least USD 4.5

billion of

UBS shares

(of
which approximately USD 2.9

billion were

unvested), representing
approximately 7% of our total shares issued.
The Equity Plus Plan is our

employee share purchase program.
It

allows

employees

at

Executive

Director

level

and

below

to
voluntarily invest up

to 30% of

their base salary

and / or

regular
commission payments to purchase UBS shares.

In addition (where
offered),

eligible

employee
s   can invest
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
›
Refer to “Note 28 Employee benefits: variable

compensation” in
the “Consolidated financial statements”

section of our Annual
Report 2021

for more

information
Compensation for US financial advisors in Global Wealth
Management
In

line

with

market

practice

for

US

wealth

management
businesses, the

compensation for

US financial advisors

in Global
Wealth Management

predominantly includes

production payout
and

deferred

compensation

awards.

Production

payout,

paid
monthly,

is

primarily

based

on

compensable

revenue.

Financial
advisors

may

also

qualify

for

deferred

compensation

awards,
which

generally

vest

over

a

six-year

period.

These

awards

are
based on

strategic performance

measures, including

production
and

length

of

service

with

UBS.

Production

payout

rates

and
deferred compensation awards may be reduced for, among other things,

errors,

negligence

or

carelessness,

or

failure

to

comply
with the

firm’s rules, standards,

practices and /

or policies, and

/
or applicable laws and regulations.

2021 Group performance outcomes
Performance

awards granted

for the 2021

performance

year

The “Variable

compensation” table below

shows the amount

of
variable

compensation

awarded

to

employees

for

the

2021
performance year, together with the number of beneficiaries for each type of

award granted. In

the case of

deferred awards,

the
final

amount

paid

to

an

employee

depends

on

performance
conditions and consideration

of relevant forfeiture provisions. The
deferred

share

award

amount

is

based

on

the

market

value

of
these awards on the date of grant.

Variable compensation
1
Expenses recognized
in the IFRS income
statement
Expenses deferred to
future periods
4
Accounting
adjustments
4
Total Number of beneficiaries
USD million, except where indicated 2021 2020 2021 2020 2021 2020 2021 2020 2021 2020
Non-deferred cash

2,383

2,167

0

0

0

0

2,383

2,167

57,783

58,843
Deferred compensation awards

405

341

797

756

65

51

1,267

1,148

4,202

3,937
of which: Equity Ownership Plan

183

137

393

306

46
5

35
5

623

478

3,807

3,566
of which: Deferred Contingent Capital Plan

140

112

299

280

0

0

438

392

4,170

3,910
of which: Long-Term Incentive Plan

54

42

50

50

18
5

16
5

122

109

117

115
of which: Asset Management EOP

29

49

56

120

0

0

84

169

374

335
Variable compensation – performance award pool

2,788

2,508

797

756

65

51

3,650

3,315

57,793

58,850
Variable compensation – other
2

191

126

215

181

(121)
6

(74)
6

285

233
Total variable compensation excluding financial advisor
variable compensation

2,979

2,634

1,012

938

(56)

(23)

3,935

3,548
Financial advisor (FA) variable compensation
3

4,175

3,378

1,097

822

0

0

5,272

4,200

6,218

6,305
Total variable compensation including FA variable
compensation

7,155

6,012

2,109

1,760

(56)

(23)

9,207

7,749
1 Expenses under “Variable compensation – other” and “Financial advisor variable compensation” are not part of UBS’s performance award pool.

2 Consists of replacement payments, forfeiture credits,

severance
payments, retention plan payments and interest

expense related to the Deferred

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

4 Estimates as of 31 December 2021 and 2020. Actual amounts

to be expensed in future periods
may vary, e.g., due to forfeiture of awards.

5 Represents estimated post-vesting transfer restriction and permanent forfeiture discounts.

6 Included in expenses deferred to future periods is an amount of USD 121 million (2020: USD 74 million) in interest expense related to the Deferred Contingent Capital Plan. As the amount recognized as performance award represents the present value of the award at the date it is granted
to the employee, this amount is excluded.

2021   performance award pool and expenses
The performance award pool, which includes performance-based variable

awards

for

2021,

was

USD 3.7

billion,

reflecting

an
increase

of

10%

compared

with

2020.

Performance

award
expenses

for

2021

decreased

1%

to

USD 3.2

billion,

reflecting
increased

performance

award

expenses

accrued

in

the
performance

year,

offset

by

lower

expenses

related

to

prior
performance

years,

as

2020

included

additional

expenses

that
resulted from modifying

the terms

of certain

outstanding deferred
compensation

awards.

The

“Performance

award

pool

and
expenses”

table

below

compares

the

performance

award

pool
with performance award expenses.

Performance award pool and expenses
USD million, except where indicated 2021 2020 % change
Performance award pool
1

3,650

3,315

10
of which: expenses deferred to future periods and accounting adjustments
2,3

862

807

7
Performance award expenses accrued in the performance year

2,788

2,508

11
Performance award expenses related to prior performance years

402

701

(43)
Total performance award expenses recognized for the year
4

3,190

3,209

(1)
1 Excluding employer-paid

taxes and social

security.

2 Estimate as

of the end

of the performance

year.

Actual amounts expensed

in future

periods may

vary, e.g.,

due to forfeiture

of awards.

3 Accounting
adjustments represent estimated

post-vesting transfer

restriction and permanent

forfeiture discounts.

4 Refer to

“Note 28 Employee benefits:

variable compensation” in

the “Consolidated financial

statements”
section of our Annual Report 2021 for more information

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
appropriate ,   and
continues

to

strengthen

and

promote

our
culture

through

the

three

keys

to

success:

our

Pillars,

Principles
and Behaviors.
The Chairman’s total compensation

for the period from

AGM
to

AGM is

contractually

fixed without

any

variable

component.
For the current period from the

2021

AGM to the 2022 AGM,

his
total compensation

was CHF 4.9

million, excluding

benefits and
pension fund

contributions. The

Chairman’s total

compensation
for

the

current

period

consisted

of

a

cash

payment

of

CHF 3.5
million and

a share

component of

CHF 1.4 million

consisting of
72,939
UBS

shares

at

CHF
  19.19 4
per

share.

The

share
component aligns the

Chairman’s pay with

the Group’s

long-term
performance.

Thus, Mr. Weber’s

total reward, including

benefits and pension
fund

contributions,

for

his

service

as

Chairman

for

the

current
period,

was CHF 5,224,913.
The Chairman’s employment

agreement does not

provide for
severance terms or

supplementary contributions to

pension plans.
The benefits

for the Chairman

are in line

with local practices

for
UBS

employees.

The

Chair
person
of

the

Compensation
Committee proposes and

the Compensation

Committee approves
the Chairman’s

compensation annually

for the

upcoming AGM-
to-AGM

period,

taking

into

consideration

fee

or

compensation
levels

for comparable

roles

based on

our core

financial industry
peers and other relevant leading Swiss companies included in the
Swiss Market Index.
›

Refer to “Board of Directors” in the “Corporate

governance”
section of our Annual Report 2021

for more information about
the responsibilities of the Chairman

Audited |

Compensation details and additional information for non-independent BoD members
CHF, except where indicated
USD
(for reference)
Name, function
1
For the period
AGM to AGM Base salary
Annual share
award
2
Contributions
to retirement
plans and

benefits
3
Total
4
Total
4,5
Axel A. Weber, Chairman
2021/2022

3,500,000

1,400,000

324,913

5,224,913

5,708,482
2020/2021

3,500,000

1,400,000

343,283

5,243,283
1 Axel A.

Weber was the

only non-independent member

in office on

31 December 2021

and 31 December 2020.

2 These shares

are blocked for

four years.

3 Includes the

estimated portion related

to UBS’s
contribution to the statutory pension scheme and

estimated benefits valued at market

price, as applicable.

For the period from

the 2020 AGM to the 2021

AGM, the actual amount was CHF

336,050.

4 Excludes
the portion related to the legally required social security contributions paid by UBS, which for the period from the 2021 AGM to the 2022 AGM is estimated at CHF 336,428 and for the period from the 2020 AGM to
the 2021 AGM at CHF 332,243. The legally required social security contributions paid by the non-independent BoD members are included in the amounts shown in this table, as appropriate.

5 Swiss franc amounts
have been translated into US dollars for reference at the 2021 performance award currency exchange rate of CHF / USD 1.092551.
▲

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
below

and

on

the

following

page

provide

details

on

the

fee
structure for the independent BoD members.
The

fee structure

for independent

BoD

members is

reviewed
annually based on the Chairman’s proposal to the Compensation
Committee,

which

in

turn

submits

a

proposal

to

the

BoD

for
approval.

In

our

regular

review

of

the

BoD

fee

structure,

we
concluded

that

our

overall

approach

for

independent

BoD
member compensation remains

appropriate and thus

unchanged.

Remuneration framework for independent BoD members

Advisory vote

Corporate governance and compensation | Compensation

Audited |

Total

payments to BoD members
CHF, except where indicated
USD (for reference)
For the period AGM to AGM Total
1
Total
1,2
Aggregate of all BoD members
2021/2022

12,124,913

13,247,082
2020/2021

11,843,283
1 Includes social security contributions paid by the BoD members but excludes the portion related to the legally required social security contributions paid by UBS, which for the period from the 2021 AGM to the 2022
AGM is

estimated at grant

at CHF

739,615 and

for the

period from the

2020 AGM

to the 2021

AGM at

CHF 719,763.

2 Swiss franc

amounts have

been translated

into US dollars

for reference

at the

2021
performance award currency exchange rate of CHF / USD 1.092551
▲

Audited |

Remuneration details and additional information for independent BoD members
CHF, except where indicated
Name, function
1
Audit Committee Compensation Committee Corporate Culture and Responsibility
Committee
Governance and Nominating Committee Risk Committee
For the period
AGM to AGM Base fee
Committee
fee(s)
Additional
payments
2
Total
3
Share
percentage
4
Number of
shares
5,6
Jeremy Anderson,
Vice Chairman and Senior
Independent Director
C M 2021/2022

300,000

400,000

150,000

850,000

50

22,142
C M 2020/2021

300,000

400,000

150,000

850,000

50

30,774
Claudia Böckstiegel, member
2021/2022

300,000

0

300,000

50

7,814
2020/2021 - - - -
William C. Dudley, member
M M M 2021/2022

300,000

350,000

650,000

50

16,932
M M M 2020/2021

300,000

350,000

650,000

50

23,533
Patrick Firmenich, member
M M 2021/2022

300,000

250,000

550,000

100

27,275
2020/2021 - - - -
Reto Francioni, member
M M 2021/2022

300,000

300,000

600,000

50

15,629
M M 2020/2021

300,000

300,000

600,000

50

21,723
Fred Hu, member
M M 2021/2022

300,000

300,000

600,000

100

23,062
M M 2020/2021

300,000

300,000

600,000

100

32,053
Mark Hughes, member
M C 2021/2022

300,000

400,000

700,000

50

18,234
M C 2020/2021

300,000

400,000

700,000

50

25,343
Nathalie Rachou, member
M 2021/2022

300,000

200,000

500,000

50

13,024
M 2020/2021

300,000

200,000

500,000

50

18,102
Julie G. Richardson, member
C M M 2021/2022

300,000

500,000

800,000

50

20,839
C M M 2020/2021

300,000

500,000

800,000

50

28,964
Beatrice Weder di Mauro,
former member
2021/2022 - - - -
M M 2020/2021

300,000

250,000

550,000

50

19,913
Dieter Wemmer, member
M M M 2021/2022

300,000

400,000

700,000

50

18,234
M M M 2020/2021

300,000

400,000

700,000

50

25,343
Jeanette Wong, member
M M M 2021/2022

300,000

350,000

650,000

100

24,988
M M M 2020/2021

300,000

350,000

650,000

100

34,730
Total 2021/2022

6,900,000
Total 2021/2022 in USD
(for reference)
7

7,538,600
Total 2020/2021

6,600,000
Legend: C = Chairperson of the respective Committee, M = Member of the respective Committee
1 Eleven independent BoD members were in office on 31 December 2021. At the 2021 AGM, Claudia Böckstiegel and Patrick Firmenich were newly elected and Beatrice Weder di Mauro did not stand for re-election.
Ten independent BoD members were in

office on 31 December 2020.

2 These payments are associated with the Vice

Chairman and the Senior Independent Director function.

3 Excludes UBS’s portion related to
the legally required social security contributions, which for the period from the 2021 AGM to the 2022 AGM is estimated at grant at CHF 403,187 and which for the period from the 2020 AGM to the 2021 AGM was estimated at grant at CHF 387,520. The legally required social security contributions paid by the independent

BoD members are included in the amounts shown in this table, as appropriate.

4 Fees are paid 50% in
cash and 50% in blocked UBS shares. However, independent BoD members may elect to have 100% of their remuneration paid in blocked UBS shares.

5

For 2021, UBS shares were valued at CHF 19.194 (average
closing price of UBS shares over the

last 10 trading days leading

up to and including the grant

date). For 2020, UBS

shares, valued at

CHF 13.810 (average closing price of

UBS shares over the last 10

trading days
leading up to and including the grant date). These shares are blocked for four years.

6 Number of shares is reduced in case of the 100% election to deduct legally required contributions. All remuneration payments are, where applicable, subject to

social security contributions and / or withholding tax.

7 Swiss franc amounts have been translated

into US dollars for reference at the 2021

performance award currency exchange
rate of CHF / USD 1.092551.
▲

Supplemental information
Fixed and variable compensation for GEB members

Fixed and variable compensation for GEB members
1,2,3
Total for 2021 Not deferred Deferred
4
Total for 2020
CHF million, except where indicated Amount % Amount % Amount % Amount
Total compensation
Amount
5

105

100

41

39

64

61

112
Number of beneficiaries

15

16
Fixed compensation
5,6

25

24

25

100

0

0

27
Cash-based

22

21

22

0

24
Equity-based

3

3

3

0

4
Variable compensation

80

76

16

20

64

80

85
Cash
7

16

15

16

0

17
Long-Term Incentive Plan (LTIP)
8

40

38

0

40

43
Deferred Contingent Capital Plan (DCCP)
8

24

23

0

24

26
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

2021, Barbara Levi received a one-time replacement award

of CHF 7
million. This replacement award is not included in the above table;

including this, the 2021 total aggregate compensation of all GEB members is CHF 112 million. For 2020, Ralph A.J.G.

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

appropriate
risk-taking.

For

2021,

in

addition

to

GEB

members,

699
employees

were

classified

as

KRTs

throughout

UBS

Group
globally,

including
all
employees

with

a

total

compensation
exceeding

USD

/

CHF 2.5

million

(Highly

Paid

Employees),

who
may

not

have

been

identified

as

KRTs

during

the

performance
year.
In

line

with

regulatory

requirements,

the

performance

of
employees

identified

as

KRTs

during

the

performance

year

is
evaluated by the

control functions. In

addition, KRTs’ performance
awards are subject to

a mandatory deferral rate

of at least 50%,
regardless

of

whether

the

deferral

threshold

has

been

met
(excluding KRTs

with de

minimis performance

awards below

a pre-
determined

threshold

where

standard

deferral

rates

apply).

A
KRT’s

deferred

compensation award

will

only

vest

if

the

Group
performance

conditions

are

met.

Consistent

with

all

other
employees, the deferred

portion of a KRT’s

compensation is also
subject to forfeiture or

reduction if the KRT

commits harmful acts.

Fixed and variable compensation for Key Risk Takers
1
Total for 2021 Not deferred Deferred
2
Total for 2020
USD million, except where indicated Amount % Amount % Amount % Amount
Total compensation
Amount

1,561

100

895

57

666

43

1,400
Number of beneficiaries

699

647
Fixed compensation
3,4

477

31

477

100

0

0

417
Cash-based

474

30

474

417
Equity-based

3

0

3

1
Variable compensation

1,084

69

418

39

666

61

983
Cash
5

418

27

418

365
Long-Term Incentive Plan (LTIP) / Equity Ownership
Plan (EOP)
6

423

27

423

404
Deferred Contingent Capital Plan (DCCP)
6

243

16

243

213
1 Includes employees

with a total

compensation exceeding

USD / CHF

2.5 million (Highly

Paid Employees),

excluding GEB members

who were in

office during

the performance year,

except the new

GEB member
appointed during 2021, who is included for compensation received in their role as a KRT

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
is determined

based on

the closing

share price

on 31 December
202 1
.

For

notional

funds
,
it

is

determined

using

the

latest
available market price for the underlying funds at year-end 2021,
and

for

deferred

cash

plans
,
it

is

determined

based

on

the
outstanding amount of cash owed to award recipients.

GEB and KRTs

deferred compensation
1,2,3
USD million, except where indicated
Relating to awards
for 2021
4
Relating to
awards for prior
years
5
Total
of which: exposed to
ex-post explicit and /

or implicit adjustments
Total deferred
compensation
year-end 2020
Total amount of
deferred compensation
paid out in 2021
6
GEB
Deferred Contingent Capital Plan

26

72

98

100%

126

8
Equity Ownership Plan (including notional funds)

78

78

100%

102

19
Long-Term Incentive Plan

44

76

119

100%

85
KRTs
Deferred Contingent Capital Plan

244

940

1,183

100%

1,000

172
Equity Ownership Plan (including notional funds)

357

1,057

1,414

100%

1,059

344
Long-Term Incentive Plan

67

169

235

100%

109
Total GEB and KRTs

736

2,391

3,127

2,480

544
1 Based

on the

specific plan

vesting and

reflecting the

economic value

of the

outstanding awards,

which may

differ from

the expense

recognized in

the income

statement in

accordance with

IFRS. Year

-to-year
reconciliations would also need

to consider the imp

acts of additional items

including off-cycle awards,

FX movements, population

changes, and dividend

equivalent reinvestments.

2 Refer to “Note

28 Employee
benefits: variable compensation”

in the “Consolidated

financial statements” section

of the Annual

Report 2021 for

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

5 Takes into account the ex-post implicit adjustments,

given
the share price movements since grant. Where applicable,

amounts are translated from award currency into US dollars

using FX rates as of 31 December 2021. LTIP

values reflect the fair value awarded at grant.

6
Valued at distribution price and FX rate for all awards distributed in 2021.

The table below shows the value of actual ex-post explicit and implicit adjustments to outstanding

deferred compensation in the
2021

financial year for GEB members and KRTs.
Ex-post adjustments

occur after

an award

has been

granted.
Explicit

adjustments

occur

when

we

adjust

compensation

by
forfeiting deferred

awards. Implicit

adjustments are

unrelated to
any

action

taken

by

the

firm

and

occur

as

a

result

of

price
movements that affect the value of an award.
The

total

value

of

ex-post

explicit

adjustments

made

to

UBS
share

awards

in

2021,

based

on

the

approximately

8.1

million
shares forfeited during 2021, is a reduction of USD 142 million.

GEB and KRTs

ex-post explicit and implicit adjustments to deferred compensation

Ex-post explicit adjustments
to unvested awards
1
Ex-post implicit adjustments
to unvested awards
2
USD million 31.12.21 31.12.20 31.12.21 31.12.20
GEB
Deferred Contingent Capital Plan

0

0

0

0
Equity Ownership Plan (including notional funds, if applicable)

0

0

17

13
Long-Term Incentive Plan

0

0

21

5
KRTs
Deferred Contingent Capital Plan

(14)

(3)

0

0
Equity Ownership Plan (including notional funds)

(16)

(3)

250

98
Long-Term Incentive Plan

(1)

0

47

6
Total GEB and KRTs

(31)

(6)

335

122
1 For notional share awards,

ex-post explicit adjustments are calculated

as units forfeited during the

year, valued

at the share price on 31

December 2021 (USD 17.87) for

2021 (which may differ from

the expense
recognized in the income statement in accordance with IFRS). The 2020 data is valued using the share price on 31 December 2020 (USD 14.13). For LTIP

the forfeited units reflect the fair value awarded at grant. For the notional funds awarded to Asset Management employees under the EOP, this represents the forfeiture credits recognized in 2021 and 2020. For the DCCP,

the fair value at grant of the forfeited awards during the
year is reflected.

2 Ex-post implicit adjustments for UBS shares

are calculated based on the difference

between the weighted average grant date

fair value and the share price

at year-end. The amount

for notional
funds is calculated using the mark-to-market change during 2021 and 2020. For the GEB member who was appointed to the GEB during 2021, awards have been fully reflected in the GEB entries.

Advisory vote

Corporate governance and compensation | Compensation

Material Risk Takers
For relevant

EU- or

UK-regulated entities,

we identify individuals
who are deemed

to be

Material Risks

Takers (MRTs) based on local
regulatory requirements, including the respective EU Commission
Delegated

Regulation,

the

fifth

iteration

of

the

EU

Capital
Requirements Directive (CRD V) and equivalent UK requirements, as

applicable.

This

group

consists

of

senior

management,

risk
takers, selected

staff in

control or

support functions

and certain
highly-compensated

employees.

For

2021,

UBS

identified

683
MRTs

in relation to its relevant EU or UK entities.
Variable

compensation

awarded

to

MRTs

is

subject

to
additional

deferral

and

other

requirements.

These

include

a
maximum variable to fixed

compensation ratio of

200% based on
approval through relevant shareholder votes, a minimum deferral rate of 40% or 60% (depending on

role / variable compensation
level) on performance awards and delivery of at least 50% of any upfront

performance

award

in

UBS

shares

that

are

vested

but
blocked for 12 months after grant.
Deferred

awards

granted

to

MRTs

under

UBS’s

deferred
compensation plans for their performance

in 2021 are subject to
6- or 12-month blocking periods post vesting and do not pay out dividends or interest during the deferral period.
For up to seven

years after grant,

performance awards granted
to MRTs are subject to

clawback provisions, which allow the

firm
to claim repayment

of both the

upfront and the

vested deferred
element

of

any

performance

award

if

an

individual

is

found

to
have contributed

substantially to

significant financial

losses for

the
Group

or

corporate

structure

in

scope,

a

material

downward
restatement of disclosed results,

or engaged in misconduct

and /
or failed

to take

expected actions

that contributed

to significant
reputational harm.
LTIP awards

granted to

UK MRTs

and SMFs

are subject

to an
additional non-financial conduct-related metric as required by UK regulation.
UK Senior Managers and Certification Regime
The Senior Managers and Certification Regime (the SMCR) of the
UK

Prudential

Regulation

Authority

and

Financial

Conduct
Authority requires

that individuals

with specified

responsibilities,
performing certain

significant functions and

/ or

those in certain
other identified categories be designated as SMFs.
Subject

to

de

minimis

and

other

compensation-related
considerations,

variable

compensation

awards

made

to

SMFs
must comply

with specific

requirements, including longer

deferral,
blocking

and

clawback

periods.

The

deferral

period

for SMFs

is
seven

years,

with

the

deferred

performance

awards

vesting

no
faster than pro

rata from

years 3

to 7,

except those who

have total
compensation

below

GBP 500,000

and

variable

incentive
accounting for less than 33% of total compensation, for whom

a
five-year deferral

period (instead of

a seven-year

period) applies.
Such awards are also subject to a 12-month blocking period post vesting. The clawback policy for SMFs permits clawback for up to
10 years from

the date of

performance award grants

(applicable
if

an

individual

is

subject

to

an

investigation

at

the

end

of

the
initial seven-year clawback period).

All SMFs are

also MRTs and,

as
such,

subject to

the same

prohibitions on

dividend and

interest
payments.
Control functions and Group Internal Audit
Our control

functions must

be independent

in order

to monitor
risk

effectively.

Therefore
,
their

compensation

is

determined
separately from the revenue areas that they oversee, supervise or monitor.

Their

performance

award

pool

is

based

not

on

the
performance of these businesses, but

on the performance of the
Group as

a whole.

We also

consider other

factors, such

as how
effectively the

function has

performed and

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

2021 Group personnel expenses
The number of personnel

employed as of 31 December

2021 was
broadly stable, at 71,385 (full-time

equivalents), a net decrease

of
166 compared with 31 December 2020.
The table below shows our total personnel expenses for 2021, including salaries, pension expenses, social security contributions, variable

compensation

and

other

personnel

costs.

Variable
compensation includes cash

performance awards paid

in 2022

for
the

2021

performance

year,

amortization

of

unvested

deferred
awards

granted in previous years and the

cost of deferred awards
granted

to

employees
that
are

eligible

for

retirement

in

the
context of the compensation framework at the date of grant.
The performance award pool

reflects the value

of performance
awards granted relating to the 2021

performance year, including
awards that are paid

out immediately

and those that

are deferred.
To

determine our variable compensation expenses,

the following
adjustments are required in order to reconcile the performance award

pool to

the expenses

recognized in

the Group’s

financial
statements prepared in accordance with IFRS:
–

reduction for

expenses deferred

to future

periods (amortization
of unvested awards

granted in 2022

for the 2021

performance
year) and accounting adjustments; and
–

addition

for

2021 amortization

of

unvested

deferred

awards
granted in prior years.

As a

large part

of compensation

consists of

deferred awards,
the

amortization

of

unvested

deferred

awards

granted

in

prior
years forms

a significant

part of

the IFRS

expenses in

both 2021
and 2022.
›

Refer to “Note 6 Personnel expenses” and

“Note 28 Employee
benefits: variable compensation” in the

“Consolidated financial
statements” section of our Annual Report

2021 for more
information

Personnel expenses
Expenses recognized in the IFRS income statement
USD million
Related to the
performance year 2021
Related to prior
performance years

Total expenses
recognized in
2021
Total expenses
recognized in
2020
Total expenses
recognized in
2019
Salaries
1

7,339

0

7,339

7,023

6,518
Non-deferred cash

2,383

(10)

2,373

2,141

1,868
Deferred compensation awards

405

412

817

1,068

887
of which: Equity Ownership Plan

183

180

363

463

422
of which: Deferred Contingent Capital Plan

140

158

297

463

375
of which: Long-Term Incentive Plan

54

19

73

54

39
of which: Asset Management EOP

29

56

84

88

51
Variable compensation – performance awards
2

2,788

402

3,190

3,209

2,755
Variable compensation – other
2,3

191

38

229

220

246
Total variable compensation excluding financial advisor variable compensation

2,979

440

3,419

3,429

3,001
Contractors

381

0

381

375

381
Social security

926

53

978

899

799
Pension and other post-employment benefit plans
4

833

0

833

845

787
Financial advisor variable compensation
2,5

4,175

685

4,860

4,091

4,043
Other personnel expenses

560

16

576

561

555
Total personnel expenses

17,193

1,194

18,387

17,224

16,084
1 Includes role-based allowances.

2 Refer to “Note 28 Employee benefits: variable compensation” in the “Consolidated financial statements”

section of our Annual Report 2021 for more information.

3 Consists
of replacement

payments, forfeiture

credits, severance

payments, retention

plan payments

and interest

expense related

to the

Deferred Contingent

Capital Plan.

4 Refer

to “Note

27 Pension

and other

post-
employment benefit plans”

in the “Consolidated

financial statements” section

of our Annual

Report 2021

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
The tables

below show

the extent

to which

the performance

conditions for

awards granted

in prior

years have

been met

and the
percentage of the installment that will vest in 2022.

Equity Ownership Plan (EOP) 2016

/ 2017,

EOP 2017

/ 2018,

EOP 2018

/ 2019 and EOP 2019 / 2020
Performance conditions Performance achieved
1
% of installment vesting
Return on common equity tier 1 capital
(RoCET1) and divisional return on
attributed equity
The Group and divisional performance conditions

have been satisfied. For EOP
2016 / 2017, the third and final installment for

the Group Executive Board (the
GEB) members vests in full. For EOP 2017

/ 2018, the second installment for the
GEB members vests in full. For EOP 2018

/ 2019, the first installment for the GEB
members and the second installment for

all other employees covered under the
plan vest in full. For EOP 2019 / 2020, the

first installment for all other employees
covered under the plan vests in full.
100%

Deferred Contingent Capital Plan (DCCP) 2016

/ 2017
Performance conditions Performance achieved
1
% of installment vesting
Common equity tier 1 (CET1) capital
ratio, viability event and, additionally for
GEB, Group profit before tax
The performance conditions have been satisfied.

DCCP 2016

/ 2017

vests in full.
100%
1

Performance may be adjusted for disclosed items generally not representative of underlying business performance.
.

List of tables
Page
Share ownership / entitlements of GEB members
268
Total of all vested and unvested shares of GEB members
268
Number of shares of BoD members
269
Total of all blocked and unblocked shares of BoD members
269
Loans granted to GEB members
270
Loans granted to BoD members
270
Compensation paid to former BoD and GEB members
270

Advisory vote

Corporate governance and compensation | Compensation

Audited |

Share ownership / entitlements of GEB members
1
Name, function
on
31 December
Number of
unvested
shares / at
risk
2
Number of
vested shares
Total number
of shares
Potentially
conferred
voting
rights in %
Ralph A.J.G. Hamers, Group Chief Executive Officer
2021

122,453

2,673

125,126

0.008
2020

14,841

0

14,841

0.001
Christian Bluhm, Group Chief Risk Officer
2021

654,579

226

654,805

0.041
2020

582,787

218

583,005

0.035
Mike Dargan, Group Chief Digital and Information Officer
2021

240,343

82,743

323,086

0.020
2020 - - - -
Markus U. Diethelm, former Group General Counsel
2021 - - - -
2020

706,845

617,858

1,324,703

0.079
Kirt Gardner, Group Chief Financial Officer
2021

780,640

236,421

1,017,061

0.063
2020

696,500

165,223

861,723

0.051
Suni Harford, President Asset Management

2021

636,122

22,199

658,321

0.041
2020

352,329

0

352,329

0.021
Robert Karofsky, President Investment Bank
2021

851,520

357,064

1,208,584

0.075
2020

627,748

357,621

985,369

0.059
Sabine Keller-Busse, President Personal & Corporate Banking and President UBS Switzerland

2021

798,457

421,491

1,219,948

0.076
2020

639,087

349,834

988,921

0.059
Iqbal Khan, Co-President Global Wealth Management and President

EMEA
2021

898,111

113,715

1,011,826

0.063
2020

742,546

68,253

810,799

0.048
Edmund Koh, President Asia Pacific
2021

501,322

493,977

995,299

0.062
2020

421,930

337,062

758,992

0.045
Axel P. Lehmann, former President Personal & Corporate Banking and President UBS Switzerland
2021 - - - -
2020

690,537

331,677

1,022,214

0.061
Barbara Levi, Group General Counsel
2021

430,732

0

430,732

0.027
2020 - - - -
Tom Naratil, Co-President Global Wealth Management and President UBS Americas
2021

1,374,044

950,682

2,324,726

0.145
2020

1,383,854

770,780

2,154,634

0.128
Piero Novelli, former Co-President Investment Bank
2021 - - - -
2020

660,240

408,897

1,069,137

0.064
Markus Ronner, Group Chief Compliance and Governance Officer
2021

418,452

57,856

476,308

0.030
2020

302,584

130,097

432,681

0.026
Total
2021

7,706,776

2,739,047

10,445,823

0.650
2020

7,821,828

3,537,520

11,359,348

0.675
1 Includes all vested and unvested

shares of GEB members, including those held by

related parties. No options were held in 2021 and

2020 by any GEB member or

any of its related parties. Refer to “Note

28 Employee
benefits: variable compensation” in the “Consolidated

financial statements” section of our Annual

Report 2021 for more information.

2 Includes shares granted under variable

compensation plans with forfeiture
provisions. LTIP

values reflect the

fair value

awarded at grant.

The actual number

of shares vesting in

the future will be

calculated under the terms

of the plans.

Refer to the

“Group compensation” section

of this
report for more information about the plans.
▲

Audited |

Total

of all vested and unvested shares of GEB members
1,2
Total of which: vested of which: vesting
2022 2023 2024 2025 2026 2027
Shares on 31 December 2021

10,445,823

2,739,047

1,463,440

1,688,568

2,112,516

1,488,544

877,856

75,852
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
▲

Audited |

Number of shares of BoD members
1
Name, function on 31 December Number of shares held Voting rights in %
Axel A. Weber, Chairman
2021

1,148,369

0.071
2020

1,046,994

0.062
Jeremy Anderson, Vice Chairman and Senior Independent Director
2021

97,518

0.006
2020

66,744

0.004
Claudia Böckstiegel, member
2
2021

0

0.000
2020 - -
William C. Dudley, member
2021

49,714

0.003
2020

26,181

0.002
Patrick Firmenich, member
2
2021

0

0.000
2020 - -
Reto Francioni, member
2021

139,609

0.009
2020

154,086

0.009
Fred Hu, member
2021

74,481

0.005
2020

42,428

0.003
Mark Hughes, member
2021

30,263

0.002
2020

4,920

0.000
Nathalie Rachou, member
2021

18,102

0.001
2020

0

0.000
Julie G. Richardson, member
2021

117,365

0.007
2020

88,401

0.005
Beatrice Weder di Mauro, former member
2
2021 - -
2020

198,578

0.012
Dieter Wemmer, member
2021

114,086

0.007
2020

88,743

0.005
Jeanette Wong, member
2021

68,452

0.004
2020

33,722

0.002
Total
2021

1,857,959

0.116
2020

1,750,797

0.104
1 Includes blocked and unblocked shares held by BoD members,

including those held by related parties. No options were granted in 2021 and 2020.

2 At the 2021 AGM, Claudia Böckstiegel and Patrick Firmenich were newly elected and Beatrice Weder di Mauro did not stand for re-election.
▲

Audited |

Total

of all blocked and unblocked shares of BoD members
1
Total
of which:
unblocked
of which: blocked until
2022 2023 2024 2025
Shares on 31 December 2021

1,857,959

701,594

178,603

305,947

329,875

341,940
2021 2022 2023 2024
Shares on 31 December 2020

1,750,797

658,642

205,961

197,395

332,743

356,056
1 Includes shares held by related parties.

▲

Advisory vote

Corporate governance and compensation | Compensation

Audited |
Loans granted to GEB members
1

In line with article 38 of the Articles of Association of UBS Group
AG, GEB members may be granted loans. Such

loans are made in
the ordinary course of

business on substantially

the same terms

as
those

granted

to

other

employees,

including

interest

rates
and collateral,

and neither

involve more

than the

normal risk

of
collectability nor

contain any

other unfavorable

features

for the
firm.

The

total

amount

of

such

loans

must

not

exceed

CHF 20
million per GEB member.

CHF, except where indicated
2
USD
(for reference)
Name, function on 31 December Loans
3
Loans
3
Christian Bluhm, Group Chief Risk Officer (highest loan

in 2021)
2021

7,059,000

7,742,947
Markus U. Diethelm, Group General Counsel (highest loan in 2020) 2020

6,131,500
Aggregate of all GEB members
4
2021

29,635,590

32,506,982
2020

31,830,394
1 No loans have been

granted to related parties

of the GEB members

at conditions not customary

in the market.

2 Swiss franc and

US dollar amounts disclosed

represent local currency amounts

translated at the
relevant year-end closing exchange rate.

3 All loans granted are secured loans.

4 No unused uncommitted credit facilities in 2021 and 2020.
▲

Audited |
Loans granted to BoD members
1
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

CHF, except where indicated
2
USD
(for reference)
on 31 December Loans
3,4
Loans
3,4
Aggregate of all BoD members
2021

1,500,000

1,645,335
2020

2,100,000
1 No loans have been granted

to related parties of the

BoD members at conditions not customary

in the market.

2 Swiss franc

and US dollar amounts disclosed represent

local currency amounts translated

at the
relevant year-end closing exchange

rate.

3 All loans granted are secured loans.

4 CHF 1,500,00 for Reto Francioni

in 2021 and CHF 600,000 for Reto

Francioni and CHF 1,500,000 for

Beatrice Weder di Mauro
in 2020.
▲

Audited |

Compensation paid to former BoD and GEB members
1
CHF, except where indicated
2
USD
(for reference)
For the year Compensation Benefits Total Total
Former BoD members
2021

0
2020

0

0

0
Aggregate of all former GEB members
3
2021

187,876

187,876

205,264
2020

0

206,048

206,048
Aggregate of all former BoD and GEB members
2021

187,876

187,876

205,264
2020

0

206,048

206,048
1 Compensation or remuneration that is related to the former members’ activity on the BoD or GEB or that

is not at market conditions.

2 Swiss franc and US dollar amounts disclosed

represent local currency amounts
translated at the relevant year-end closing exchange rate.

3 Includes benefit payments in 2021 and 2020 to two former GEB members.

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
achievement. The BoD or, where
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

Advisory vote

Corporate governance and compensation | Compensation

Financial
statements

5

Consolidated
financial statements

276
Management’s report on internal control over financial
reporting
277
Report of the independent registered public accounting
firm on internal control over financial reporting
278
Report of the independent registered public accounting
firm on the consolidated financial statements
283
UBS Group AG consolidated financial statements
283
Primary financial statements and share information
283
Income statement
284
Statement of comprehensive income
285
Balance sheet
286
Statement of changes in equity
288
Share information and earnings per share
289
Statement of cash flows
291
Notes to the UBS Group AG consolidated financial
statements
291 1
Summary of material accounting policies
308 2
Segment reporting
311
Income statement notes
311 3
Net interest income and other net income from
financial instruments measured at fair value through
profit or loss
312 4
Net fee and commission income
312 5
Other income
313 6
Personnel expenses
313 7
General and administrative expenses
314 8
Income taxes

317
Balance sheet notes
317 9
Financial assets at amortized cost and other
positions in scope of expected credit loss
measurement
322 10
Derivative instruments
324 11
Financial assets measured at fair value through
other comprehensive income
324 12
Property, equipment and software
325 13
Goodwill and intangible assets
327 14
Other assets
327 15
Amounts due to banks and customer deposits
328 16
Debt issued designated at fair value
329 17
Debt issued measured at amortized cost
330 18
Provisions and contingent liabilities
336 19
Other liabilities
337
Additional information
337 20
Expected credit loss measurement
348 21
Fair value measurement
364 22
Offsetting financial assets and financial liabilities
366 23
Restricted and transferred financial assets
369 24
Maturity analysis of financial liabilities
370 25
Interest rate benchmark reform
373 26
Hedge accounting
377 27
Post-employment benefit plans
387 28
Employee benefits: variable compensation
391 29
Interests in subsidiaries and other entities
396 30
Changes in organization and acquisitions and
disposals of subsidiaries and businesses
397 31
Related parties
399 32
Invested assets and net new money
400 33
Currency translation rates
400 34
Events after the reporting period
401 35
Main differences between IFRS and Swiss GAAP

403
UBS AG consolidated financial information
404
UBS AG consolidated key figures
405
Comparison between UBS Group AG consolidated and
UBS AG consolidated
406
Management’s report on internal control over financial
reporting
407
Report of the independent registered public accounting
firm on internal control over financial reporting
409
Report of the independent registered public accounting
firm on the consolidated financial statements
413
UBS AG consolidated financial statements
413
Primary financial statements and share information
413
Income statement
414
Statement of comprehensive income
415
Balance sheet
416
Statement of changes in equity
418
Share information and earnings per share
419
Statement of cash flows
422
Notes to the UBS AG consolidated financial statements
422 1
Summary of material accounting policies
439 2
Segment reporting
442
Income statement notes
442 3
Net interest income and other net income from
financial instruments measured at fair value
through profit or loss
443 4
Net fee and commission income
443 5
Other income
444 6
Personnel expenses
444 7
General and administrative expenses
445 8
Income taxes

448
Balance sheet notes
448 9
Financial assets at amortized cost and other
positions in scope of expected credit loss
measurement
453 10
Derivative instruments
455 11
Financial assets measured at fair value through
other comprehensive income
455 12
Property, equipment and software
456 13
Goodwill and intangible assets
458 14
Other assets
458 15
Amounts due to banks, customer deposits, and
funding from UBS Group AG
459 16
Debt issued designated at fair value
460 17
Debt issued measured at amortized cost
461 18
Provisions and contingent liabilities
467 19
Other liabilities
468
Additional information
468 20
Expected credit loss measurement
479 21
Fair value measurement
496 22
Offsetting financial assets and financial liabilities
498 23
Restricted and transferred financial assets
501 24
Maturity analysis of financial liabilities
502 25
Interest rate benchmark reform
505 26
Hedge accounting
509 27
Post-employment benefit plans
519 28
Employee benefits: variable compensation
523 29
Interests in subsidiaries and other entities
528 30
Changes in organization and acquisitions and
disposals of subsidiaries and businesses
529 31
Related parties
532 32
Invested assets and net new money
533 33
Currency translation rates
533 34
Events after the reporting period
534 35
Main differences between IFRS and Swiss GAAP
536 36
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
Management’s assessment of internal control over financial
reporting as of 31 December 2021
UBS management has assessed

the effectiveness of UBS’s

internal
control over financial

reporting as of

31 December 2021

based on
the

criteria

set

forth

by

the

Committee

of

Sponsoring
Organizations

of

the

Treadway

Commission

(COSO)

in

Internal
Control – Integrated Framework

(2013 Framework). Based

on this
assessment, management believes that,

as of 31 December

2021,
UBS’s internal control over financial reporting was effective.
The

effectiveness

of

UBS’s

internal

control

over

financial
reporting as of

31 December 2021

has been

audited by

Ernst &
Young Ltd,

UBS’s independent

registered

public

accounting

firm, as
stated in their report appearing on page 277, which expresses an unqualified opinion on the effectiveness of UBS’s

internal control
over financial

reporting

as of 31 December

2021.

UBS Group AG consolidated financial
statements
Primary financial statements and share information
Audited |
Income statement
For the year ended
USD million Note 31.12.21 31.12.20 31.12.19
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income

3

8,533
8,810
10,684
Interest expense from financial instruments measured at

amortized cost

3

(3,259)
(4,247)
(7,194)
Net interest income from financial instruments measured

at fair value through profit or loss

3

1,431
1,299
1,011
Net interest income

3

6,705
5,862
4,501
Other net income from financial instruments measured

at fair value through profit or loss

3

5,850
6,960
6,842
Credit loss (expense) / release

20

148
(694)
(78)
Fee and commission income

4

24,372
20,961
19,110
Fee and commission expense

4

(1,985)
(1,775)
(1,696)
Net fee and commission income

4

22,387
19,186
17,413
Other income

5

452
1,076
212
Total operating income
35,542
32,390
28,889
Personnel expenses

6

18,387
17,224
16,084
General and administrative expenses

7

5,553
4,885
5,288
Depreciation, amortization and impairment of non-financial

assets
12, 13
2,118
2,126
1,940
Total operating expenses
26,058
24,235
23,312
Operating profit / (loss) before tax
9,484
8,155
5,577
Tax expense / (benefit)

8

1,998
1,583
1,267
Net profit / (loss)
7,486
6,572
4,310
Net profit / (loss) attributable to non-controlling interests
29
15
6
Net profit / (loss) attributable to shareholders
7,457
6,557
4,304
Earnings per share (USD)
Basic
2.14
1.83
1.17
Diluted
2.06
1.77
1.14

Consolidated financial statements | UBS Group AG consolidated financial statements

Statement of comprehensive income
For the year ended
USD million Note 31.12.21 31.12.20 31.12.19
Comprehensive income attributable to shareholders
Net profit / (loss)
7,457
6,557
4,304
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(1,076)
2,103
200
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
498
(936)
(134)
Foreign currency translation differences on foreign operations reclassified to the income statement
(2)
(7)
52
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement
10
2
(14)
Income tax relating to foreign currency translations, including the effect of net investment hedges
35
(67)
0
Subtotal foreign currency translation, net of tax
(535)
1,095
104
Financial assets measured at fair value through other comprehensive income 11
Net unrealized gains / (losses), before tax
(203)
223
189
Net realized gains / (losses) reclassified to the income statement from equity
(9)
(40)
(31)
Income tax relating to net unrealized gains / (losses)
55
(48)
(41)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
(157)
136
117
Cash flow hedges of interest rate risk 26
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(992)
2,012
1,571
Net (gains) / losses reclassified to the income statement from equity
(1,073)
(770)
(175)
Income tax relating to cash flow hedges
390
(231)
(253)
Subtotal cash flow hedges, net of tax
(1,675)
1
1,011
1,143
Cost of hedging 26
Cost of hedging, before tax
(32)
(13)
Income tax relating to cost of hedging

6
0
Subtotal cost of hedging, net of tax
(26)
(13)
Total other comprehensive income that may be reclassified to the income statement, net of tax
(2,393)
2,230
1,363
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans 27
Gains / (losses) on defined benefit plans, before tax
2
(327)
(146)
Income tax relating to defined benefit plans
(7)
109
(41)
Subtotal defined benefit plans, net of tax
(5)
(218)
(186)
Own credit on financial liabilities designated at fair value 21
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
46
(293)
(400)
Income tax relating to own credit on financial liabilities designated at fair value
0
0
8
Subtotal own credit on financial liabilities designated at

fair value, net of tax
46
(293)
(392)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
42
(511)
(578)
Total other comprehensive income
(2,351)
1,719
785
Total comprehensive income attributable to shareholders
5,106
8,276
5,089
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
29
15
6
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(16)
21
(4)
Total comprehensive income attributable to non-controlling interests
13
36
2
Total comprehensive income

Net profit / (loss)
7,486
6,572
4,310
Other comprehensive income

(2,367)
1,740
781
of which: other comprehensive income that may be reclassified to the income statement
(2,393)
2,230
1,363
of which: other comprehensive income that will not be reclassified to the income statement
26
(490)
(582)
Total comprehensive income

5,119
8,312
5,091
1 Mainly reflects the reclassification of net gains on hedging instruments from OCI to the income statement as the hedged forecast cash flows affected profit or loss and a decrease in net unrealized gains on US dollar
hedging derivatives resulting from increases in the relevant long-term US dollar interest rates.

Balance sheet
USD million Note 31.12.21 31.12.20
Assets
Cash and balances at central banks
192,817
158,231
Loans and advances to banks

9
15,480
15,444
Receivables from securities financing transactions 9, 22
75,012
74,210
Cash collateral receivables on derivative instruments 9, 22
30,514
32,737
Loans and advances to customers

9
397,761
379,528
Other financial assets measured at amortized cost 9, 14a
26,209
27,194
Total financial assets measured at amortized cost
737,794
687,345
Financial assets at fair value held for trading

21
130,821
125,397
of which: assets pledged as collateral that may be sold or repledged by counterparties
43,397
47,098
Derivative financial instruments 10, 21, 22
118,142
159,617
Brokerage receivables

21
21,839
24,659
Financial assets at fair value not held for trading

21
60,080
80,364
Total financial assets measured at fair value through profit or loss
330,882
390,037
Financial assets measured at fair value through other comprehensive income 11, 21
8,844
8,258
Investments in associates 29b
1,243
1,557
Property, equipment and software

12
12,888
13,109
Goodwill and intangible assets

13
6,378
6,480
Deferred tax assets

8
8,876
9,212
Other non-financial assets 14b
10,277
9,768
Total assets
1,117,182
1,125,765
Liabilities
Amounts due to banks

15
13,101
11,050
Payables from securities financing transactions

22
5,533
6,321
Cash collateral payables on derivative instruments

22
31,798
37,312
Customer deposits

15
542,007
524,605
Debt issued measured at amortized cost

17
139,155
139,232
Other financial liabilities measured at amortized cost 19a
9,001
9,729
Total financial liabilities measured at amortized cost
740,595
728,250
Financial liabilities at fair value held for trading

21
31,688
33,595
Derivative financial instruments 10, 21, 22
121,309
161,102
Brokerage payables designated at fair value

21
44,045
38,742
Debt issued designated at fair value 16, 21
73,799
61,243
Other financial liabilities designated at fair value 19b, 21
30,074
30,387
Total financial liabilities measured at fair value through profit or loss
300,916
325,069
Provisions 18a
3,518
2,828
Other non-financial liabilities 19c
11,151
9,854
Total liabilities
1,056,180
1,066,000
Equity
Share capital
322
338
Share premium
15,928
16,753
Treasury shares
(4,675)
(4,068)
Retained earnings
43,851
38,776
Other comprehensive income recognized directly in equity, net of tax
5,236
7,647
Equity attributable to shareholders
60,662
59,445
Equity attributable to non-controlling interests
340
319
Total equity
61,002
59,765
Total liabilities and equity
1,117,182
1,125,765

Consolidated financial statements | UBS Group AG consolidated financial statements

Statement of changes in equity
USD million
Share
capital
Share

premium Treasury shares
Retained
earnings
Balance as of 31 December 2018
338
20,843
(2,631)
30,416
Effect of adoption of IFRIC 23
(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23
338
20,843
(2,631)
30,405
Acquisition of treasury shares
(1,771)
2
Delivery of treasury shares under share-based compensation

plans
(886)
983
Other disposal of treasury shares
(2)
94
2
Premium on shares issued and warrants exercised
29
Share-based compensation expensed in the income statement
619
Tax (expense) / benefit
11
Dividends
(2,544)
3
Translation effects recognized directly in retained earnings
(9)
New consolidations / (deconsolidations) and other increases

/ (decreases)
(6)
Total comprehensive income for the year
3,726
of which: net profit / (loss)
4,304
of which: OCI, net of tax
(578)
Balance as of 31 December 2019
338
18,064
(3,326)
34,122
Acquisition of treasury shares
(1,584)
2
Delivery of treasury shares under share-based compensation

plans
(628)
719
Other disposal of treasury shares
(11)
123
2
Share-based compensation expensed in the income statement
691
Tax (expense) / benefit
18
Dividends
(1,304)
3
(1,304)
3
Translation effects recognized directly in retained earnings
(49)
Share of changes in retained earnings of associates and

joint ventures
(40)
New consolidations / (deconsolidations) and other increases

/ (decreases)
4
(76)
Total comprehensive income for the year
6,046
of which: net profit / (loss)
6,557
of which: OCI, net of tax
(511)
Balance as of 31 December 2020
338
16,753
(4,068)
38,776
Acquisition of treasury shares
(3,521)
2
Delivery of treasury shares under share-based compensation

plans
(675)
789
Other disposal of treasury shares
7
81
2
Cancellation of treasury shares related to the 2018–2021

share repurchase program
5
(16)
(236)
2,044
(1,792)
Share-based compensation expensed in the income statement
643
Tax (expense) / benefit
(88)
Dividends
(651)
3
(651)
3
Equity classified as obligation to purchase own shares
(7)
Translation effects recognized directly in retained earnings
18
Share of changes in retained earnings of associates and

joint ventures
1
New consolidations / (deconsolidations) and other increases

/ (decreases)
6
182
Total comprehensive income for the year
7,499
of which: net profit / (loss)
7,457
of which: OCI, net of tax
42
Balance as of 31 December 2021
322
15,928
(4,675)
43,851
1 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

2 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market-maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.

3 Reflects the payment of

an ordinary cash dividend of

USD
0.37

(2020: USD
0.73
, 2019: CHF
0.70
) per dividend-bearing share.

From 2020 onward, Swiss

tax law effective 1 January

2020
requires that Switzerland-domiciled companies

with shares listed on

a stock exchange pay

no more than
50
% of dividends from

capital contribution reserves,

with the remainder required

to be paid from

retained
earnings.

4 Mainly relates

to the establishment

of a banking

partnership with Banco

do Brasil. In

2020, UBS issued

a
49.99
% stake in

UBS Brasil Serviços

in exchange for

exclusive access to

Banco do Brasil’s
corporate clients. Upon completion of the transaction in 2020, equity attributable to non-controlling interests increased by USD
115

million, with no material effect on equity attributable to shareholders.

5 Reflects
the cancellation of
156,632,400

shares purchased under UBS’s 2018–2021 share repurchase

program as approved by shareholders at the 2021 Annual General

Meeting. For shares repurchased from 2020 onward,
Swiss tax law effective

1 January 2020 requires

Switzerland-domiciled companies with

shares listed on a

Swiss stock exchange to

reduce capital contribution reserves

by at least
50
% of the total

capital reduction
amount exceeding the

nominal value upon

cancellation of the

shares.

6 Includes the effects

related to the launch

of UBS’s

new operational partnership

entity with Sumitomo

Mitsui Trust

Holdings, Inc.

Refer to
Note 30 for more information.

Other comprehensive

income recognized

directly in equity,

net of tax
1
of which:

foreign currency

translation
of which:

financial assets at
fair value through OCI
of which:

cash flow

hedges
of which:
cost of hedging
Total equity
attributable to

shareholders
Non-controlling

interests Total equity
3,930
3,924
(103)
109
52,896
176
53,071
(11)
(11)
3,930
3,924
(103)
109
52,885
176
53,060
(1,771)
(1,771)
97
97
92
92
29
29
619
619
11
11
(2,544)
(8)
(2,552)
9
0
9
0
0
(6)
5
(1)
1,363
104
117
1,143
5,089
2
5,091
4,304
6
4,310
1,363
104
117
1,143
785
(4)
781
5,303
4,028
14
1,260
54,501
174
54,675
(1,584)
(1,584)
90
90
112
112
691
691
18
18
(2,607)
(6)
(2,613)
49
0
49
0
0
(40)
(40)
65
65
(12)
115
103
2,230
1,095
136
1,011
(13)
8,276
36
8,312
6,557
15
6,572
2,230
1,095
136
1,011
(13)
1,719
21
1,740
7,647
5,188
151
2,321
(13)
59,445
319
59,765
(3,521)
(3,521)
114
114
88
88
0
0
643
643
(88)
(88)
(1,301)
(4)
(1,305)
(7)
(7)
(18)
0
(18)
0
0
0
1
1
182
12
193
(2,393)
(535)
(157)
(1,675)
(26)
5,106
13
5,119
7,457
29
7,486
(2,393)
(535)
(157)
(1,675)
(26)
(2,351)
(16)
(2,367)
5,236
4,653
(7)
628
(39)
60,662
340
61,002

Consolidated financial statements | UBS Group AG consolidated financial statements

Share information and earnings per share
Ordinary share capital
As

of

31

December

2021,

UBS

Group

AG

had
3,702,422,995
issued shares

with a nominal value

of CHF
0.10

each, leading to
a share

capital of CHF
370,242,299.50
. Shares

issued decreased
by
157

million and

share capital

decreased by

USD
16

million in
2021, as the
156,632,400

shares acquired under the 2018–2021
share

repurchase

program

were canceled

by means

of a

capital
reduction,

as

approved

by

shareholders

at

the

2021

Annual
General Meeting.
Conditional share capital
As of 31 December 2021, the

following conditional share capital
was available to UBS Group AG’s Board of Directors (BoD):

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

(the

EGM)

held

on
26 November

2014,

having

originally

been

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
Authorized share capital
UBS

Group

AG

had

no

authorized

capital

available

to

issue

on
31 December 2021 .
Share repurchase programs
In March

2018, UBS

initiated a

share repurchase

program of

up
to CHF
2

billion over a

three-year period. Under

this program, UBS
repurchas ed
8

million

sha
res
for

a

total

acquisition

cost

of

USD
112

million

in

2021

(2020:
31

million

shares

for

a

total
acquisition cost of USD
364

million).
The 2018–2021

program was completed

on 2 February 2021
and the
156,632,400

shares acquired

under the

2018–2021 share
repurchase

program

were

canceled

by

means

of

a

capital
reduction,

as

approved

by

shareholders

at

the

2021

Annual
General Meeting.
In

February

2021,

UBS

commenced

a

new

three-year

share
repurchase program

of up

to CHF
4

billion. Under

this program,
UBS repurchased
153

million shares in 2021

for a total acquisition
cost of USD
2,500

million (CHF
2,294

million)
.

As of or for the year ended
31.12.21 31.12.20 31.12.19
Shares outstanding
Shares issued
Balance at the beginning of the year
3,859,055,395
3,859,055,395
3,855,634,749
Shares issued
3,420,646
Shares canceled
(156,632,400)
1
Balance at the end of the year
3,702,422,995
3,859,055,395
3,859,055,395
Treasury shares
Balance at the beginning of the year
307,477,002
243,021,296
166,467,802
Acquisitions
214,270,175
128,372,257
146,876,692
Disposals
(62,299,449)
(63,916,551)
(70,323,198)
Cancellation of second trading line treasury shares
(156,632,400)
1
Balance at the end of the year
302,815,328
307,477,002
243,021,296
Shares outstanding
3,399,607,667
3,551,578,393
3,616,034,099
Basic and diluted earnings (USD million)
Net profit / (loss) attributable to shareholders for basic

EPS
7,457
6,557
4,304
Less: (profit) / loss on own equity derivative contracts
0
(1)
0
Net profit / (loss) attributable to shareholders for diluted

EPS
7,457
6,556
4,304
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
2
3,482,963,682
3,583,176,189
3,663,278,238
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money options and warrants
outstanding
3
144,277,693
123,852,137
103,881,600
Weighted average shares outstanding for diluted EPS
3,627,241,375
3,707,028,326
3,767,159,838
Earnings per share (USD)
Basic
2.14
1.83
1.17
Diluted

2.06
1.77
1.14
Potentially dilutive instruments
4
Employee share-based compensation awards
5,886,945
2,536,789
Other equity derivative contracts
6,553,051
11,414,728
21,632,879
Total
12,439,996
13,951,517
21,632,879
1 Reflects the cancellation of shares purchased

under UBS’s 2018–2021 share

repurchase program as approved by shareholders

at the 2021 Annual General

Meeting.

2 The weighted average shares

outstanding
for basic EPS are calculated by taking the

number of shares at the beginning of the period,

adjusted by the number of shares acquired or

issued during the period, multiplied by a time-weighted factor for the period
outstanding. As a result, balances are affected

by the timing of acquisitions and issuances

during the period.

3 The weighted average

number of shares for notional employee

awards with performance conditions
reflects all potentially dilutive shares that are expected to vest under the terms of the awards.

4 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods
presented.

Statement of cash flows
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Cash flow from / (used in) operating activities
Net profit / (loss)
7,486
6,572
4,310
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets
2,118
2,126
1,940
Credit loss expense / (release)
(148)
694
78
Share of net profits of associates and joint ventures and impairment related to associates
(105)
(84)
(45)
Deferred tax expense / (benefit)
434
352
477
Net loss / (gain) from investing activities
(230)
(698)
220
Net loss / (gain) from financing activities
100
3,246
6,493
Other net adjustments
3,802
(8,076)
854
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks
2,148
3,586
(4,336)
Securities financing transactions
(2,316)
9,588
8,678
Cash collateral on derivative instruments
(3,312)
(3,487)
2,839
Loans and advances to customers
(27,460)
(33,656)
(3,128)
Customer deposits
29,825
51,805
23,217
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(10,516)
11,259
(18,829)
Brokerage receivables and payables
8,115
(5,199)
(2,347)
Financial assets at fair value not held for trading and other financial assets and liabilities
19,609
320
33
Provisions and other non-financial assets and liabilities
3,010
(387)
55
Income taxes paid, net of refunds
(1,134)
(1,002)
(804)
Net cash flow from / (used in) operating activities
31,425
36,958
19,705
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
(1)
(46)
(26)
Disposal of subsidiaries, associates and intangible assets
1
593
674
114
Purchase of property, equipment and software
(1,841)
(1,854)
(1,584)
Disposal of property, equipment and software
295
366
11
Purchase of financial assets measured at fair value through other comprehensive income
(5,802)
(6,290)
(3,424)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income
5,052
4,530
3,913
Net (purchase) / redemption of debt securities measured

at amortized cost
(415)
(4,166)
(562)
Net cash flow from / (used in) investing activities
(2,119)
(6,785)
(1,558)
Table

continues on the next page.

Consolidated financial statements | UBS Group AG consolidated financial statements

Statement of cash flows (continued)
Table

continued from previous page.
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(3,093)
23,845
(17,149)
Net movements in treasury shares and own equity derivative

activity
(3,341)
(1,387)
(1,559)
Distributions paid on UBS shares
(1,301)
(2,607)
(2,544)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
98,272
80,255
65,047
Repayment of debt designated at fair value and long-term debt measured at amortized cost
(79,909)
(87,098)
(68,883)
Net cash flows from other financing activities
(282)
(575)
(526)
Net cash flow from / (used in) financing activities
10,345
12,432
(25,614)
Total cash flow
Cash and cash equivalents at the beginning of the year
173,531
119,873
126,079
Net cash flow from / (used in) operating, investing and financing activities
39,651
42,605
(7,467)
Effects of exchange rate differences on cash and cash equivalents
(5,307)
11,052
1,261
Cash and cash equivalents at the end of the year
2
207,875
173,531
119,873
of which: cash and balances at central banks
3
192,706
158,088
106,957
of which: loans and advances to banks
13,942
14,028
11,386
of which: money market paper
4
1,227
1,415
1,530
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
11,163
11,915
15,315
Interest paid in cash
4,707
6,320
10,769
Dividends on equity investments, investment funds and associates received in cash
5
2,531
1,901
3,145
1 Includes cash proceeds from the sale of UBS’s

investment in Clearstream Fund Centre AG (previously Fondcenter

AG). UBS’s majority stake

was sold in 2020 and the remaining minority investment

was sold in the
second quarter of 2021. Refer to Note 30 for more information. Also includes dividends received from associates.

2 USD
3,408

million, USD
3,828

million and USD
3,192

million of cash and cash equivalents (mainly
reflected in Loans and advances to banks)

were restricted as of 31 December 2021, 31

December 2020 and 31 December 2019,

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

Changes in liabilities arising from financing activities
USD million
Debt issued
measured at
amortized cost
of which:
short-term
1
of which:
long-term
2
Debt issued
designated at fair
value
Over-the-
counter debt
instruments
3
Total
Balance as of 1 January 2020
110,497
21,837
88,660
66,809
2,022
179,327
Cash flows
22,428
23,845
(1,417)
(5,420)
(6)
17,002
Non-cash changes
6,308
984
5,324
(146)
44
6,207
of which: foreign currency translation
4,980
984
3,995
1,764
81
6,824
of which: fair value changes
(1,909)
(37)
(1,946)
of which: hedge accounting and other effects
1,328
1,328
1,328
Balance as of 31 December 2020
139,232
46,666
92,566
61,243
2,060
202,535
Cash flows
5,070
(3,093)
8,163
10,076
124
15,270
Non-cash changes
(5,148)
(475)
(4,673)
2,480
(56)
(2,724)
of which: foreign currency translation
(3,175)
(475)
(2,700)
(1,617)
(65)
(4,857)
of which: fair value changes
4,097
9
4,106
of which: hedge accounting and other effects
(1,972)
(1,972)
(1,972)
Balance as of 31 December 2021
139,155
43,098
96,057
73,799
2,128
215,082
1 Debt with an original contractual maturity of less than one year.

2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.

3 Included in balance sheet line Other financial liabilities designated at fair value.

Notes to the UBS Group AG consolidated financial statements

Note 1

Summary of material accounting policies
The following table provides an overview of information included in this Note.

292
a)

Material accounting policies

292
Basis of accounting
292
1)

Consolidation

293
2)
Financial instruments
293
a.

Recognition

293
b.

Classification, measurement and presentation
297
c.

Loan commitments and financial guarantees

297
d.

Interest income and expense

297
e.
Derecognition
297
f.
Fair value of financial instruments
298
g.
Allowances and provisions for expected
credit losses
301
h.
Restructured and modified financial assets
301
i.

Offsetting

302
j.
Hedge accounting

302
3)
Fee and commission income and expenses
303
4)
Share-based and other deferred compensation plans
304
5)
Post-employment benefit plans
304
6)
Income taxes
305
7)
Property, equipment and software
305
8)
Goodwill
305
9)
Provisions and contingent liabilities
306
10)
Foreign currency translation
306
11)
Equity, treasury shares and contracts
on UBS Group AG shares
307
b)
Changes in accounting policies, comparability
and other adjustments
307
c)
International Financial Reporting Standards and
Interpretations to be adopted in 2022 and later
and other changes

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1

Summary of material accounting policies

(continued)
a)
Material accounting policies
This Note describes the

material accounting policies

applied in the
preparation of the

consolidated financial

statements (the

Financial
Statements)

of

UBS

Group

AG

and

its

subsidiaries

(UBS

or

the
Group).

On

24 February

2022,

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
,
and

IAS

1,
Presentation

of

Financial

Statements
,

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
–
income taxes (refer to item 6 in this Note and to Note

8);
–
provisions and contingent liabilities (refer to item 9

in this Note and to
Note 18);
–

post-employment benefit

plans (refer to item

5 in this Note

and to Note
27);
–
goodwill (refer to item 8 in this Note and to Note

13); and
–

consolidation of structured entities (refer to

item 1 in this Note

and to
Note 29).

1) Consolidation
The Financial Statements comprise the

financial statements of the
parent company

(UBS Group

AG) and

its subsidiaries,

presented
as

a

single

economic

entity
;
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
Business combinations are accounted for using the acquisition method. The amount of any non-controlling

interest is measured
at

the

non-controlling

interest’s

proportionate

share

of

the
acquiree’s identifiable net assets.

›

Refer to Note 29 for more information

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

Refer to Note 29 for more information

Note 1

Summary of material accounting policies
  (continued)
2) Financial instruments
a. Recognition
UBS recognizes financial instruments when it

becomes a party to
contractual

provisions

of an

instrument. UBS

applies settlement
date

accounting

to

all

standard

purchases

and

sales

of

non-
derivative financial instruments.

In transactions

where UBS

acts as

a transferee,

to the

extent
the financial

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
they are

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
. For
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

an objective of holding

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

If a debt

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

Note 1

Summary of material accounting policies (continued)

Classification, measurement and presentation

of financial assets

Financial assets classification Significant items included Measurement and presentation
Measured at

amortized cost
This classification includes:
–

cash and balances at central banks;
–

loans and advances to banks;
–

receivables from securities financing transactions;
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
with item 2d

in this Note;
–

ECL and reversals;

and
–

foreign exchange (FX) translation gains and losses.
When a financial asset at amortized cost is derecognized,
the gain or loss is recognized in the income statement.
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
with item 2d

in this Note;
–

ECL and reversals;

and
–

FX translation gains and losses.

Note 1

Summary of material accounting policies (continued)

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
presented as
Derivative financial instruments
, except those
exchange-traded (ETD) and over-the-counter

(OTC)-
cleared derivatives that are legally settled on a daily

basis
or in substance net settled on a daily basis,

which are
presented within
Cash collateral receivables on derivative
instruments.
Changes in fair value, initial transaction costs,

dividends
and gains and losses arising on disposal or redemption

are
recognized in
Other net income from financial
instruments measured at fair value through

profit or loss
,
except interest income on instruments other than
derivatives (refer to item 2d in this Note), interest on
derivatives designated as hedging instruments

in hedges
of interest rate risk and forward points on certain short-
and long-duration FX contracts acting as economic
hedges, which are reported in
Net interest income.

Changes in the fair value of derivatives that

are
designated and effective hedging instruments are
presented either in the income statement or
Other
comprehensive income
, depending on the type of hedge
relationship (refer to item 2j in this Note for more
information).
Mandatorily
measured at
FVTPL – Other
This classification includes financial assets

mandatorily
measured at FVTPL that are not held for trading, as
follows:

–

certain structured loans, certain commercial loans, and
receivables from securities financing transactions are
managed on a fair value basis;

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

Note 1

Summary of material accounting policies (continued)

Classification, measurement and presentation

of financial liabilities

Financial liabilities classification Significant items included Measurement and presentation
Measured at amortized cost
This classification includes:
–

demand and time deposits;

–

retail savings / deposits;
–

payables

from securities financing transactions;

–

non-structured fixed-rate bonds;

–

subordinated debt;

–

certificates of deposit and covered bonds; and
–

cash collateral payables on derivative instruments.
Measured at amortized cost using the effective interest
method.
When a financial liability at amortized cost is
derecognized, the gain or loss is recognized in the income
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
Measurement and presentation of financial liabilities
classified at FVTPL follow the same principles

as for
financial assets classified at FVTPL, except that

the amount
of change in the fair value of a financial liability
designated at FVTPL that is attributable to changes

in
UBS’s own credit risk is presented in
Other comprehensive
income

directly within
Retained earnings
and is never
reclassified to the income statement.
Derivative liabilities (including derivatives that

are
designated and effective hedging instruments)

are
generally presented as
Derivative financial instruments
,
except those exchange-traded and OTC-cleared
derivatives that are legally settled on a daily basis

or in
substance net settled on a daily basis, which

are
presented within
Cash collateral payables on derivative
instruments.
Designated at
FVTPL
UBS designates

at FVTPL the following financial
liabilities:
–
issued hybrid debt instruments that primarily

include
equity-linked, credit-linked and rates-linked bonds

or
notes;
–

issued debt instruments managed on a fair

value
basis;
–

certain payables from securities financing transactions;
–

amounts due under unit-linked investment contracts
the cash flows of which are linked to financial

assets
measured at FVTPL and eliminate an accounting
mismatch;

and
–

brokerage payables, which arise in conjunction with
brokerage receivables and are measured at FVTPL to
achieve measurement consistency.

Note 1

Summary of material accounting policies (continued)
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
method
.

When
calculating

the

effective

interest

rate

(the

EIR)

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

a transferred

financial asset,

or a

portion of

a
financial asset,

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

OTC

derivative

contracts

and

most

exchange-traded
futures

and

option

contracts

cleared

through

central

clearing
counterparties and

exchanges are

considered to

be settled

on a
daily basis,

as the

payment or

receipt of

variation margin

on a

daily
basis

represents

legal

or

economic

settlement,

which

results

in
derecognition of the associated derivatives.
›
Refer to Note 22 and

Note
23

for more information

Financial liabilities
UBS derecognizes a financial liability when

it is extinguished, i.e.,
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

Note 1

Summary of material accounting policies (continued)
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

and UBS provides

a sensitivity analysis

of the estimated

effects
arising from

changing significant unobservable

inputs in

Level 3 financial
instruments to reasonably possible alternative

assumptions in Note 21g.

›

Refer to Note 21 for more information
g. Allowances and provisions for expected credit losses
ECL

are

recognized

for

financial

assets

measured

at

amortized
cost,

financial

assets

measured

at

FVOCI,

fee

and

lease
receivables,

financial

guarantees
,
and

loan

commitments
  not
measured at

fair value. ECL

are also

recognized on the

undrawn
portion

of

committed

unconditionally

revocable

credit

lines,
which include UBS’s credit

card limits and master

credit facilities,
as

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

(
an
SICR)

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

Credit
-
impaired

exposures

may

include

positions

for

which

no
allowance has been recognized, for example because they are
expected to be fully recoverable through collateral held.
–

Changes

in

lifetime

ECL

since

initial

recognition

are

also
recognized for

assets that

are purchased

or originated

credit-
impaired (POCI). POCI financial instruments include those that are purchased

at a

deep discount

or newly

originated with

a
defaulted counterparty; they

remain a separate

category until
derecognition.

All

or

part

of

a

financial

asset

is

written

off

if

it

is

deemed
uncollectible or forgiven.

Write-offs reduce the

principal amount
of a

claim and

are charged

against related

allowances for

credit
losses. Recoveries, in part or in full, of

amounts previously written
off are generally credited to
Credit loss (expense) / release
.

ECL

are

recognized

in

the

income

statement

in
Credit

loss
(expense) / release
. A corresponding ECL allowance is reported as
a decrease in the carrying amount of financial assets measured at amortized cost on the balance sheet.

For financial assets that are
measured at

FVOCI, the

carrying amount

is not

reduced, but

an
accumulated

amount

is

recognized

in
Other

comprehensive
income
.

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
models

have

been

developed

that

consider

the

complexity,
structure and

risk profile

of relevant

portfolios and

take account
of the fact that PDs and LGDs used in the ECL calculation are PIT-
based,

as

opposed

to

the

corresponding

Basel III

through-the-
cycle (TTC) parameters.

All models that

are relevant for

measuring
expected credit

losses are

subject to

UBS’s model

validation and
oversight processes.

Note 1

Summary of material accounting policies (continued)
Probability of default:
PD represents the

probability of a

default
over

a

specified

time

period.

A

12-month

PD

represents

the
probability of

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

(a

CCF)

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

of claims.

LGD is

commonly

expressed

as a percentage
of EAD.
Estimation of expected credit losses
Number of scenarios and estimation of scenario weights
Determination of probability

-weighted ECL

requires evaluating

a
range

of

diverse

and

relevant

future

economic

conditions,
especially

with

a

view

to

modeling

the

non-linear

effect

of
assumptions about macroeconomic factors on the estimate.

To

accommodate

this

requirement,

UBS

uses

different
economic

scenarios

in

the

ECL

calculation
.
Each

scenario

is
represented

by

a

specific

scenario

narrative,

which

is

relevant
considering the exposure of key portfolios to economic risks, and for

which

a

set

of

consistent

macroeconomic

variables

is
determined. The estimation

of the appropriate weights

for these
scenarios

is

predominantly

judgement-based.

The

assessment

is
based on a

holistic review of

the prevailing economic

or political
conditions,

which

may

exhibit

different

levels

of

uncertainty.

It

takes

into

account

the

impact

of

changes

in

the

nature

and
severity

of

the underlying

scenario

narratives

and

the

projected
economic variables.

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
The

scenarios, their

weight and

the key

macroeconomic and
other

factors

are

subject

to

a

critical

assessment

by

the

IFRS

9
Scenario Sounding Sessions and ECL Management Forum, which
include senior management from Group Risk and Group Finance.
Important aspects

for the

review include

whether there

may be
particular credit

risk concerns

that may

not be

capable of

being
addressed systematically and

require post-model adjustments

for
stage allocation and ECL allowance.

The

Group

Model

Governance
Committee ,
as

the

highest
authority under UBS’s

model governance framework, ratifies

the
decisions taken by the ECL Management Forum.

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

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1

Summary of material accounting policies (continued)
Additionally,

some

financial

instruments

include

both

an

on-
demand loan and

a revocable undrawn

commitment, where the
contractual

cancellation

right

does

not

limit

UBS’s

exposure

to
credit risk

to the

contractual notice

period, as

the client

has the
ability to

draw down

funds before

UBS can

take risk-mitigating
actions. In such cases UBS is required to estimate

the period over
which it is exposed to credit risk. This applies to UBS’s credit card limits, which do not have a

defined contractual maturity date, are
callable

on

demand

and

where

the

drawn

and

undrawn
components are managed as one exposure.

The exposure arising
from UBS’s credit

card limits is not

significant and is managed

at
a portfolio level,

with credit actions

triggered when balances

are
past due.

An ECL

measurement period

of seven

years is

applied
for credit card

limits, capped at

12 months for

stage 1 balances,
as a proxy for the period that UBS is exposed to credit risk.
Customary

master

credit

agreements

in

the

Swiss

corporate
market

also

include

on-demand

loans

and

revocable

undrawn
commitments.

For

smaller

commercial

facilities,

a

risk-based
monitoring

(RbM)

approach

is

in

place

that

highlights

negative
trends

as

risk

events,

at

an

individual

facility

level,

based

on

a
combination

of

continuously

updated

risk

indicators.

The

risk
events trigger additional

credit reviews by

a risk officer,

enabling
informed credit

decisions to

be taken.

Larger corporate

facilities
are not subject

to RbM, but

are reviewed

at least

annually through
a

formal

credit

review.

UBS

has

assessed

these

credit

risk
management practices and

considers both

the RbM approach

and
formal credit

reviews as

substantive credit

reviews resulting

in a
re-origination

of

the

given

facility.

Following

this,

a

12-month
measurement

period

from

the

reporting

date

is

used

for

both
types of facilities as

an appropriate proxy of

the period over

which
UBS is exposed to credit risk, with 12 months also

used as a look-
back

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

instrument

,

applying

both
quantitative

and qualitative

factors.

Primarily,

UBS

assesses

changes

in

an

instrument’s

risk

of
default

on

a

quantitative

basis

by

comparing

the

annualized
forward-looking

and

scenario-weighted

lifetime

PD

of

an
instrument determined at two different dates:

–

at the reporting date; and

–

at inception of the instrument.
If, based on UBS’s

quantitative modeling, an increase exceeds
a

set

threshold,

an

SICR

is

deemed

to

have

occurred

and

the
instrument is transferred to stage 2 with lifetime ECL recognized
.
The threshold

applied varies

depending on

the original

credit
quality of the borrower,

with a higher SICR

threshold set for

those
instruments

with

a

low

PD

at

inception.

The

SICR

assessment
based on PD changes

is made at

an individual financial asset

level.
A high-level

overview of

the SICR

trigger, which

is a

multiple of
the

annualized

remaining

lifetime

PIT

PD

expressed

in

rating
downgrades,

is

provided

in

the

“SICR

thresholds”

table

below.
The actual SICR

thresholds applied are

defined on a

more granular
level by interpolating between the values shown in the table.
SICR thresholds
Internal rating at origination

of the instrument
Rating downgrades /
SICR trigger
0–3 3
4–8 2
9–13 1
›
Refer to the “ Risk management and control ” section of this
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

Note 1

Summary of material accounting policies (continued)
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
›
Refer to the “ Risk management and control ” section of this report for more information

Critical accounting estimates and judgments
The calculation of ECL requires management

to apply significant judgment
and make estimates and assumptions

that can result in significant

changes
to the timing and amount of ECL recognized.

Determination of a significant increase in

credit risk

IFRS 9 does

not include

a definition of

what constitutes an

SICR,

with UBS’s
assessment considering qualitative and quantitative criteria. An IFRS 9 ECL
Management Forum

has been

established to

review and challenge

the SICR
results.
Scenarios, scenario weights and macroeconomic

variables

ECL

reflect

an

unbiased

and

probability-weighted

amount,

which

UBS
determines

by

evaluating

a

range

of

possible

outcomes.

Management
selects

forward-looking

scenarios

that

include

relevant

macroeconomic
variables

and

management’s

assumptions

around

future

economic
conditions. IFRS

9 Scenario Sounding

Sessions,

in addition

to the IFRS

9 ECL
Management

Forum,

are

in

place

to

derive,

review

and

challenge

the
scenario selection and weights,

and to determine

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
A number

of complex

models have

been developed

or modified

to calculate
ECL,

with

additional

post-model

adjustments

required

which

may
significantly affect

ECL. The

models are governed

by UBS’s

model validation
controls and

approved by

the Group Model

Governance Committee (the
GMGC)
.

The

post
-
model

adjustments
are

approved

by

the
ECL
Management Forum and endorsed by the

GMGC.
A
sensitivity

analysis
covering

key

macroeconomic

variables
,

scenario
weights and SICR trigger points

on ECL measurement is provided

in Note
20f.

›
Refer to Note 20 for more information
h. Restructured and modified financial assets
When payment default is expected,

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

non-
preferential

conditions

superseding

preferential

conditions

are
granted

or

until

the

counterparty

has

recovered

and

the
preferential conditions no longer exceed UBS’s risk tolerance.
Modifications result in an alteration of future contractual cash flows and can occur within UBS’s normal risk tolerance or as part of

a

credit

restructuring

where

a

counterparty

is

in

financial
difficulties. The

restructuring or

modification of

a financial

asset
could lead

to a

substantial change

in the

terms and

conditions,
resulting in the

original financial asset

being derecognized and

a
new

financial

asset

being

recognized.

Where

the

modification
does

not

result

in

a

derecognition,

any

difference

between

the
modified contractual cash

flows discounted at

the original

EIR and
the existing

gross carrying amount

of the

given financial asset

is
recognized in the

income statement as

a modification gain

or loss.

i. Offsetting
UBS

presents

financial

assets

and

liabilities on

its

balance

sheet
net if (i) it has a legally enforceable right to set

off the recognized
amounts

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

Repurchase arrangements and
securities

financing

transactions

are

presented

net

only

to

the
extent

that

the

settlement

mechanism

eliminates,

or

results

in
insignificant,

credit

and

liquidity

risk,

and

processes

the
receivables and payables in a single settlement process or cycle.
›

Refer to Note 22 for more information

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 1

Summary of material accounting policies
  (continued)
j
. Hedge accounting
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
and loan assets
The fair value change

of the hedged item

attributable

to a hedged
risk is

reflected as

an

adjustment to

the

carrying amount of

the
hedged item, and recognized

in the income statement along with
the change

in the fair

value

of the

hedging

instrument.

Fair value hedges of portfolio interest rate risk related to loans designated under IAS 39
Prior to discontinuation in December 2021, the fair value change of the

hedged item

attributable to

a hedged

risk is

reflected within
Other

financial

assets

measured

at

amortized

cost
or
Other
financial liabilities measured

at amortized cost
and recognized in
the income statement

along with the

change in the

fair value of
the hedging instrument.

Fair value hedges of FX risk related to debt instruments
The

fair

value

change

of

the

hedged

item

attributable

to

the
hedged risk

is reflected

in the measurement

of the

hedged item
and recognized

in the

income statement

along with

the change
in the fair value of

the hedging instrument. The foreign

currency
basis

spread

of

cross-currency

swaps

designated

as

hedging
derivatives is excluded from the designation and

accounted for as
a cost of hedging with

amounts deferred in
Other comprehensive
income

within
Equity
. These amounts are released

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
Other income
.
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

›
Refer to Note 1b for more information
3) Fee and commission income and expenses
UBS

earns

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

deal-
contingent

merger

and

acquisitions

fees,

and

brokerage

fees
(e.g.,

securities

and

derivative
s
execution

and

clearing).

UBS
recognizes

fees

earned

from

point-in-time

services

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
include

a

series of

similar performance

obligations fulfilled

over
time

with

the

same

pattern

of

transfer

to

the

client,

e.g.,
management

of

client

assets

and

custodial

services.

As

a
consequence, UBS is not

required to apply

significant judgment in
allocating

the

consideration

received

across

the

various
performance obligations.

Note 1

Summary of material accounting policies
  (continued)
Point-in-time

services

are

generally

for

a

fixed

price

or
dependent on

deal size,

e.g., a

fixed number

of basis

points of
trade

size,

where

the

amount

of

revenue

is

known

when

the
performance

obligation

is

met.

Fixed

over-time

fees

are
recognized on

a straight-line

basis over

the performance period.
Custodial

and

asset

management

fees

can

be

variable

through
reference to the size of the customer portfolio. However,

they are
generally

billed

on

a

monthly

or

quarterly

basis

once

the
customer’s portfolio

size is

known or

known with

near certainty
and

therefore

also

recognized

ratably

over

the

performance
period.

UBS

does

not

recognize

performance

fees

related

to
management

of

clients’

assets

or

fees

related

to

contingencies
beyond UBS’s control until such uncertainties are resolved.

UBS’s fees are generally

earned from short-term contracts.

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
generally

presented

within
Total

operating

income

as
Fee

and
commission

expense
,

and

those

that

are

related

to

personnel,
general and administrative expenses,

which are presented within
Total operating

expenses
. For

derivatives execution

and clearing
services (where UBS

acts as an

agent), UBS only

records its specific
fees in the

income statement, with

fees payable to

other parties
not recognized

as an

expense but

instead directly

offset against
the associated income collected from the given client.
›
Refer to Note 4 for more information, including

the
disaggregation of revenues
4) Share-based and other deferred compensation plans
UBS recognizes expenses for deferred compensation awards over the

period

that

the

employee

is

required

to

provide

service

to
become

entitled

to

the

award.

Where

the

service

period

is
shortened,

for

example

in

the

case

of

employees

affected

by
restructuring programs or

mutually agreed termination

provisions,
recognition

of

such

expense

is

accelerated

to

the

termination
date. Where no

future service is

required, such

as for employees
who are eligible for

retirement or who have

met certain age and
length-of-service criteria, the services are presumed to have been received

and

compensation

expense

is

recognized

over

the
performance year or, in the case of off-cycle awards, immediately on the grant date.
Share-based compensation plans
Share-based compensation

expense is

measured by

reference to
the

fair

value

of

the

equity

instruments

on

the

date

of

grant,
taking

into

account

the

terms

and

conditions

inherent

in

the
award,

including,

where

relevant,

dividend

rights,

transfer
restrictions in effect

beyond the vesting date,

market conditions,
and non-vesting conditions.

For equity-settled

awards, fair

value is

not remeasured

unless
the

terms

of

the

award

are

modified

such

that

there

is

an
incremental increase in value. Expenses

are recognized, on a per-
tranche basis, over the service period based

on an estimate of the
number

of

instruments

expected

to

vest

and

are

adjusted

to
reflect the actual outcomes of service or performance conditions.

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

Note 1

Summary of material accounting policies (continued)
5) Post-employment benefit plans
Defined benefit plans
Defined

benefit

plans

specify

an

amount

of

benefit

that

an
employee

will

receive,

which

usually

depends

on

one

or

more
factors,

such

as

age,

years

of

service

and

compensation.

The
defined

benefit

liability

recognized

in

the

balance

sheet

is

the
present value

of the

defined benefit

obligation, measured

using
the projected unit

credit method, less

the fair value of

the plan’s
assets

at

the

balance

sheet

date,

with

changes

resulting

from
remeasurements

recorded

immediately

in
Other

comprehensive
income
.

If

the

fair

value

of

the plan

’s assets

is

higher

than

the
present value of the

defined benefit obligation, the

recognition of
the resulting net asset is limited to the present value of economic benefits

available

in

the

form

of

refunds

from

the

plan

or
reductions in future

contributions to the plan.

Calculation of the
net

defined

benefit

obligation

or

asset

takes

into

account

the
specific

features

of

each

plan,

including

risk

sharing

between
employee

and

employer,
and is
calculated

periodically

by
independent qualified actuaries.

Critical accounting estimates and judgment
s
The net defined benefit liability or asset at the balance sheet date and the related personnel expense

depend on the

expected future benefits

to be
provided,

determined

using

a

number

of

economic

and

demographic
assumptions.

A

range

of

assumptions

could

be

applied,

and

different
assumptions could

significantly alter

the defined

benefit liability

or asset
and pension expense

recognized. The most

significant assumptions

include
life expectancy, discount rate, expected salary increases, pension increases
and

interest

credits

on

retirement

savings

account

balances.

Sensitivity
analysis for reasonable possible movements in each significant assumption
for UBS‘s post-employment obligations is provided

in Note 27.
›

Refer

to Note 27
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
6) Income taxes
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
sale of

treasury shares

(for which

the tax

effects are

recognized
directly

in
Equity
);

(iii)

unrealized

gains

or

losses

on

financial
instruments that are classified at

FVOCI; (iv) changes in fair

value
of

derivative

instruments

designated

as

cash

flow

hedges;

(v)
remeasurements

of defined

benefit plans;

or (vi)

certain foreign
currency translations

of foreign

operations. Amounts

relating to
points

(iii)

through

(vi)
  above
are

recognized

in
Other
comprehensive income

within
Equity
.
UBS reflects

the potential effect

of uncertain tax

positions for
which acceptance by

the relevant tax

authority is not

considered
probable

by

adjusting

current

or

deferred

taxes,

as

applicable,
using either

the most

likely amount

or expected

value methods,
depending on which method is deemed a

better predictor of the
basis

on

which,

and

extent

to

which,

the

uncertainty

will

be
resolved.

Note 1

Summary of material accounting policies (continued)
Critical accounting estimates and judgments
Tax

laws

are

complex,

and

judgment

and

interpretations

about

the
application of such

laws are required

when accounting for

income taxes.
UBS

considers

the

performance

of

its

businesses

and

the

accuracy

of
historical forecasts and other factors when evaluating the recoverability of its

deferred

tax

assets,

including

the

remaining

tax

loss

carry-forward
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

value of
UBS’s deferred tax

assets may

be affected, with

effects primarily

recognized
through the income statement.
In

addition,

judgment

is

required

to

assess

the

expected

value

of
uncertain

tax

positions

and

the

related

probabilities,

including
interpretation of tax laws,

the resolution of any income

tax-related appeals
and litigation.

›

Refer to Note 8 for more information

7) Property, equipment and software
Property,

equipment

and

software
  is measured
at

cost

less
accumulated

dep
reciation

and

impairment

losses
.   Software
development

costs

are

capitalized

only

when

the

costs

can

be
measured reliably and it is

probable that future economic

benefits
will

arise.

Depreciation

of

property,

equipment

and

software
begins

when

they

are

available

for

use

and

is

calculated

on

a
straight line basis over an asset’s estimated useful life.

Property,

equipment

and

software

are

generally

tested

for
impairment

at

the

appropriate
cash -
generating

unit

level,
alongside goodwill and intangible assets as described in item 8 in this Note.

An impairment

charge is

recognized for

such assets

if
the

recoverable

amount

is

below

its

carrying

amount
. The
recoverable amounts of such assets, other than property that has a market price,

are generally determined

using a replacement

cost
approach

that

reflects

the

amount

that

would

be

currently
required by a market participant to replace the service capacity of
the

asset.

If

such

assets

are

no

longer

used,

they

are

tested
individually for impairment.
›
Refer to Note 12 for more information
8) Goodwill
Goodwill represents the

excess of

the consideration over the

fair
value

of

identifiable

assets,

liabilities

and

contingent

liabilities
acquired

that

arises

in

a

business combination.

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

and

growth

rates

are

determined

using
external information, and

also considering inputs

from both

internal and
external analysts and the view of management.

The

key assumptions

used

to determine

the recoverable

amounts of
each cash-generating unit are tested for sensitivity by applying reasonably possible changes to those assumptions.

›

Refer to Notes 2 and

13

for more information

9) Provisions and contingent liabilities
Provisions

are

liabilities

of

uncertain

timing

or

amount,

and

are
generally recognized
in

accordance

with

IAS
  37,
Provisions,
Contingent Liabilities and Contingent Assets
, when: (i) UBS has a
present obligation as a

result of a

past event; (ii) it

is probable that
an outflow

of resources will

be required

to settle

the obligation;
and (iii) a reliable estimate

of the amount of the

obligation can be
made.

The majority of UBS’s provisions

relate to litigation, regulatory
and

similar

matters,

restructuring,

and

employee

benefits.
Restructuring

provisions

are

generally

recognized

as

a
consequence of

management agreeing

to materially

change the
scope

of

the

business

or

the

manner

in

which

it

is

conducted,
including

changes

in

management

structures.

Provisions

for
employee

benefits

relate

mainly

to

service

anniversaries

and
sabbatical

leave,

and

are

recognized

in

accordance

with
measurement principles set out in item 4

in this Note. In addition,
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

Summary of material accounting policies
  (continued)

Critical accounting estimates and judgments
Recognition of provisions

often involves significant judgment

in assessing
the

existence

of

an

obligation

that

results

from
past

events

and

in
estimating the

probability, timing and

amount of

any outflows

of resources.
This

is particularly

the case

for litigation,

regulatory and

similar matters,
which, due to their nature,

are subject to many uncertainties,

making their
outcome

difficult to predict.

The amount of any provision

recognized is sensitive to the

assumptions
used

and

there

could

be

a

wide

range

of

possible

outcomes

for

any
particular matter.
Management regularly reviews

all the available

information regarding
such

matters,

including

legal

advice,

to

assess

whether

the

recognition
criteria for provisions have been satisfied and to determine the timing and amount of any potential outflows
.
›

Refer to Note 18

for more information
10) Foreign currency translation
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
.
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
Equity

and reclassified to
the

income

statement when

UBS

disposes of,

partially or

in

its
entirety,

the

foreign

operation and

UBS

no

longer

controls

the
foreign operation.
Share

capital

issued,

share premium

and treasury

shares held

are
translated

at the historic

average rate,

with

the difference

between
the historic

average rate

and the

spot rate

realized

upon repayment
of

share capital

or

disposal of

treasury shares

reported as
Share
premium.

Cumulative

amounts

recognized

in
Other comprehensive
income

in

respect

of

cash

flow

hedg
es

and

financial

assets
measured at FVOCI are translated at the closing exchange rate as of the

balance sheet

dates, with

any translation effects

adjusted
through
Retained earnings
.
›
Refer to Note 33 for more information
11) Equity, treasury shares and contracts on UBS Group AG
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
Share premium
.
Net cash settlement contracts
Contracts involving

UBS Group

AG shares

that require

net cash
settlement, or provide the counterparty or UBS with a settlement option that includes a choice of settling net in cash, are classified as derivatives held for trading.

Note 1

Summary of material accounting policies (continued)
b)
Changes in accounting policies, comparability and other adjustments

Amendments to IAS 1,
Presentation of Financial Statements
, and
IFRS Practice Statement 2,
Making Materiality Judgements

Effective from 1 January

2021, UBS early

adopted amendments to
IAS 1,
Presentation

of

Financial

Statements
,

and

IFRS

Practice
Statement 2,
Making

Materiality

Judgements
, issued

by

IASB in
February 2021.

The disclosure

of material

accounting policies

in
Note 1a has been refined through adopting these amendments.
Amendments to IAS 39, IFRS 9 and IFRS 7 (
Interest Rate
Benchmark Reform – Phase 2
)

On

1 January

2021,

UBS

adopted
Interest

Rate

Benchmark
Reform – Phase

2 (Amendments to

IFRS 9, IAS 39, IFRS 7,

IFRS 4
and IFRS 16)
, addressing a number of issues in financial reporting
areas that arise

when interbank

offered rates (IBORs)

are reformed
or replaced.

The amendments

provide a

practical expedient

that
permits

certain

changes

in

the

contractual

cash

flows

of

debt
instruments

attributable

to

the

replacement

of

IBORs

with
alternative

reference

rates

(ARRs)

to

be

accounted

for
prospectively by

updating a

given instrument’s

effective interest
rate

(EIR),

provided

(i)

the

change

is

necessary

as

a

direct
consequence

of

IBOR

reform

and

(ii)

the

new

basis

for
determining the contractual cash

flows is economically equivalent
to the

previous basis.

UBS has

adopted the

amendments, which
had no material effect on the Group’s financial statements.
T
he

amendments
also
provide

various

hedge

accounting
reliefs, with the following adopted by UBS:
–

D esignate an
ARR

as

a

non
-
contractually

specified

risk
component, even if it is

not separately identifiable at the

date
when it

was designated, provided

UBS can reasonably

expect
that it will meet

the requirements within 24

months of the first
designation and the risk component is reliably

measurable. As
of

31 December

2021,

the

principal

ARRs

that

UBS

has
designated as

the hedged risk

in fair

value hedges

of interest
rate risk related to debt instruments, mortgages and

cash flow
hedges

of

forecast

transactions

were

the

Secured

Overnight
Financing

Rate

(SOFR),

the

Swiss

Average

Rate

Overnight
(SARON) and the Sterling Overnight Index Average (SONIA).
–

Amend

hedge

documentation

for

the

fair

value

hedges

of
interest

rate

risk

related

to

debt

instruments

for

which

the
hedged risk changed due

to IBOR reform,

which allowed UBS
to

continue

the

hedge

relationship

in

accordance

with

the
requirements of the phase 2 amendment.
–

The

cash

flow

hedges

of

IBOR forecast

transactions

in

Swiss
francs

and

pounds

sterling

were

discontinued

and

replaced
with

new

ARR

designations in

December

2021. The

amount
accumulated in

the cash

flow hedge

reserve is

deemed to

be
based on the ARR on which the hedged future cash

flows will
be based.

Amounts will

be released

to the

income statement
when the forecast ARR

cash flows affect

the income statement
or are no longer expected to occur.

›

Refer to Note 26 for more information

The

amendments

also

introduced

additional

disclosure
requirements

regarding

the

Group’s

management

of

the
transition

to

alternative

benchmark

rates,

its

progress

as

at

the
reporting date

and the

risks to

which it

is exposed

arising from
financial instruments because of the transition.
›
Refer to Note 25 for more information

c)
International Financial Reporting Standards and Interpretations to be adopted in 2022 and later and other changes
IFRS 17,

Insurance Contracts
In May 2017, the IASB issued

IFRS 17,
Insurance Contracts
, which
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

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 2a

Segment reporting
UBS’s

businesses

are

organized

globally

into

four

business
divisions:

Global

Wealth

Management,

Personal

&

Corporate
Banking,

Asset Management

and the

Investment Bank.

All four
business divisions

are supported

by Group

Functions and

qualify
as

reportable

segments

for

the

purpose

of

segment

reporting.
Together with Group Functions, the four business divisions reflect the management structure of the Group.

–

Global

Wealth

Management

provides

financial

services,
advice and solutions to private clients, in particular in the ultra high

net

worth

and

high

net

worth

segments.

Its

offering
ranges from

investment management

to estate

planning and
corporate

finance

advice,

in

addition

to

specific

wealth
management

products

and

services.

The

business

division

is
managed globally across the regions.

–

Personal & Corporate Banking

serves its private, corporate,
and

institutional

client
s
’

needs
,   from
basic

banking

to
retirement, financing,

investments and

strategic transactions,
in

Switzerland
,
through

its

branch

network

and

digital
channels.
–

Asset

Management

is

a

large-scale

and

diversified

global
asset

manager.

It

offers

investment

capabilities

and

styles
across all major traditional

and alternative asset classes,

as well
as

advisory

support

to

institutions,

wholesale

intermediaries
and wealth management clients globally.

–

The
Investment

Bank

provides

a

range

of

services

to
institutional,

corporate

and

wealth

management

clients
globally,

to

help

them

raise

capital,

grow

their

businesses,
invest and manage risks. Its offering includes advisory services, facilitating clients raising debt

and equity from the

public and
private

markets
  and
capital

markets,

cash

and

derivatives
trading across equities and fixed income,

and financing.

–

Group

Functions

is

made

up

of

the

following

major

areas:
Group

Se
rvices   (
which

consists

of
Technology,   Corporate
Services,
Human

Resources
,   Finance,
Legal,

Risk

Control,
Compliance,

Regulatory

&

Governance,

Communications

&
Branding and Group

Sustainability and Impact),

Group Treasury
and Non-core and Legacy Portfolio.

Financial

information

about

the

four

business

divisions

and
Group Functions is presented

separately in internal management
reports

to

the

Group

Executive

Board

(the

GEB),

which

is
considered

the

“chief

operating

decision

maker”

pursuant

to
IFRS 8,
Operating Segments
.
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

Note 2a

Segment reporting (continued)
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS
For the year ended 31 December 2021
Net interest income
4,244
2,120
(15)
481
(127)
6,705
Non-interest income
15,175
2,143
2,632
8,972
(233)
28,689
Income
19,419
4,263
2,617
9,454
(359)
35,393
Credit loss (expense) / release
29
86
(1)
34
0
148
Total operating income
19,449
4,349
2,616
9,488
(360)
35,542
Total operating expenses
14,665
2,618
1,586
6,858
330
26,058
Operating profit / (loss) before tax
4,783
1,731
1,030
2,630
(689)
9,484
Tax expense / (benefit)
1,998
Net profit / (loss)
7,486
Additional information
Total assets
395,235
225,370
25,639
346,431
124,507
1,117,182
Additions to non-current assets
56
16
1
30
1,989
2,091
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS
For the year ended 31 December 2020
Net interest income
4,027
2,049
(17)
284
(481)
5,862
Non-interest income
1
13,107
1,858
2,993
9,235
30
27,222
Income
17,134
3,908
2,975
9,519
(452)
33,084
Credit loss (expense) / release
(88)
(257)
(2)
(305)
(42)
(694)
Total operating income
17,045
3,651
2,974
9,214
(494)
32,390
Total operating expenses
13,026
2,392
1,519
6,732
567
24,235
Operating profit / (loss) before tax
4,019
1,259
1,455
2,482
(1,060)
8,155
Tax expense / (benefit)
1,583
Net profit / (loss)
6,572
Additional information
Total assets
367,714
231,657
28,589
369,683
128,122
1,125,765
Additions to non-current assets
5
12
385
150
2,294
2,847
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS
For the year ended 31 December 2019
Net interest income
3,947
1,992
(25)
(669)
(744)
4,501
Non-interest income
12,426
1,744
1,962
7,968
367
24,467
Income
16,373
3,736
1,938
7,299
(378)
28,967
Credit loss (expense) / release
(20)
(21)
0
(30)
(7)
(78)
Total operating income
16,353
3,715
1,938
7,269
(385)
28,889
Total operating expenses
12,955
2,274
1,406
6,485
192
23,312
Operating profit / (loss) before tax
3,397
1,441
532
784
(577)
5,577
Tax expense / (benefit)
1,267
Net profit / (loss)
4,310
Additional information
Total assets
309,766
209,405
34,565
315,855
102,603
972,194
Additions to non-current assets
68
10
0
1
5,217
5,297
1 Includes a USD
631

million net gain on the sale of a majority stake

in Fondcenter AG (now Clearstream Fund Centre

AG), of which USD
571

million was recognized in Asset Management and USD
60

million was
recognized in Global Wealth Management.

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

For the year ended 31 December 2021
Total operating income Total non-current assets
USD billion Share % USD billion
Share %

Americas
14.5
41
9.0
44
of which: USA
13.5
38
8.5
41
Asia Pacific
6.5
18
1.5
7
Europe, Middle East and Africa (excluding Switzerland)
7.0
20
2.9
14
Switzerland
7.9
22
7.1
35
Global
(0.3)
(1)
0.0
0
Total
35.5
100
20.5
100
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

through profit

or loss
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Net interest income from financial instruments measured

at fair value through profit or loss

1,431
1,299
1,011
Other net income from financial instruments measured

at fair value through profit or loss
5,850
6,960
6,842
of which: net gains / (losses) from financial liabilities designated at fair value
1
(6,582)
1,509
(8,748)
Total net income from financial instruments measured at fair value through profit or loss
7,281
8,259
7,853
Net interest income
Interest income from loans and deposits
2
6,488
6,690
8,008
Interest income from securities financing transactions
3
513
862
2,005
Interest income from other financial instruments measured

at amortized cost
284
335
364
Interest income from debt instruments measured at fair

value through other comprehensive income
115
101
120
Interest income from derivative instruments designated as cash flow hedges

1,133
822
188
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
8,533
8,810
10,684
Interest expense on loans and deposits
4
523
1,031
2,634
Interest expense on securities financing transactions
5
1,102
870
1,152
Interest expense on debt issued
1,533
2,237
3,285
Interest expense on lease liabilities
102
110
122
Total interest expense from financial instruments measured at amortized cost
3,259
4,247
7,194
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
5,274
4,563
3,490
Total net interest income from financial instruments measured at fair value through profit or loss
1,431
1,299
1,011
Total net interest income
6,705
5,862
4,501
1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency, both of which are reported within Other net income from financial instruments measured at fair value through profit or loss.

2021 included net losses of USD
2,068

million (net losses of USD
72

million and
USD
1,830

million in 2020 and 2019,

respectively), driven by financial liabilities

related to unit-linked investment

contracts, which are

designated at fair value

through profit or loss.

This was offset

by net gains of
USD
2,068

million (net gains

of USD
72

million and USD
1,830

million in 2020

and 2019, respectively),

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

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 4

Net fee and commission income
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Fee and commission income
Underwriting fees
1,463
1,085
741
M&A and corporate finance fees
1,102
736
774
Brokerage fees
4,382
4,132
3,248
Investment fund fees
5,790
5,289
4,858
Portfolio management and related services
9,762
8,009
7,656
Other
1,874
1,710
1,832
Total fee and commission income
1
24,372
20,961
19,110
of which: recurring
15,410
13,009
12,544
of which: transaction-based
8,692
7,491
6,402
of which: performance-based
269
461
163
Fee and commission expense
Brokerage fees paid
259
274
310
Distribution fees paid
611
589
590
Other
1,115
912
797
Total fee and commission expense
1,985
1,775
1,696
Net fee and commission income
22,387
19,186
17,413
of which: net brokerage fees
4,123
3,858
2,938
1 For the

year ended 31

December 2021, reflects

third-party fee and

commission income of

USD
14,545

million for Global

Wealth Management, USD
1,644

million for Personal

& Corporate Banking,

USD
3,337
million for Asset

Management, USD
4,814

million for

the Investment Bank

and USD
33

million for Group

Functions (for the

year ended

31 December 2020:

USD
12,475

million for Global

Wealth Management,
USD
1,426

million for Personal & Corporate Banking, USD
3,129

million for Asset Management, USD
3,882

million for the Investment Bank and USD
49

million for Group Functions; for the year ended 31 December
2019: USD
11,694

million for Global Wealth Management,

USD
1,307

million for Personal &

Corporate Banking, USD
2,659

million for Asset Management,

USD
3,355

million for the Investment Bank and

USD
94
million for Group Functions).

Note 5

Other income
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1
(11)
635
2
(36)
Net gains / (losses) from disposals of investments in associates
41
0
4
Share of net profits of associates and joint ventures
105
84
46
Impairments related to associates

0
0
(1)
Total
135
719
13
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income
9
40
31
Income from properties
3
23
26
27
Net gains / (losses) from properties held for sale
100
4
76
5
(19)
Other
185
6
216
7
160
Total other income
452
1,076
212
1 Includes foreign exchange gains

/ (losses) reclassified

from other comprehensive income

related to the disposal

or closure of foreign

operations.

2 Includes a USD
631

million net gain on

the sale of a

majority
stake in Fondcenter AG

(now Clearstream Fund Centre AG).

3 Includes rent received from third parties.

4 Mainly relates to the sale of a

property in Basel.

5 Includes net gains of USD
140

million arising from
sale-and-leaseback transactions, primarily

related to a property in

Geneva, partly offset by

remeasurement losses relating to properties

that were reclassified as held

for sale.

6 Includes a gain of

USD
100

million
from the sale of

UBS's domestic wealth management

business in Austria. Refer

to Note 30 for

more information.

7 Includes a

USD
215

million gain on the

sale of intellectual property

rights associated with the
Bloomberg Commodity Index family.

Note 6

Personnel expenses
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Salaries
1
7,339
7,023
6,518
Variable compensation – performance awards
2
3,190
3,209
3
2,755
Variable compensation – other
2
229
220
246
Financial advisor compensation
2,4
4,860
4,091
4,043
Contractors
381
375
381
Social security
978
899
3
799
Post-employment benefit plans
5
833
6
845
787
of which: defined benefit plans
470
502
461
of which: defined contribution plans
363
343
326
Other personnel expenses
576
561
3
555
Total personnel expenses
18,387
17,224
16,084
1 Includes role-based allowances.

2 Refer to Note 28 for more information.

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

advisors entered into at
the time of

recruitment that are

subject to vesting

requirements.

5 Refer to

Note 27 for

more information.

6 Includes curtailment gains

of USD
80

million, which represent

a reduction in

the defined benefit
obligation related to the Swiss pension plan resulting from a decrease in headcount following restructuring activities.

Note 7

General and administrative expenses
1

For the year ended
USD million 31.12.21 31.12.20 31.12.19
Outsourcing costs
893
951
1,072
IT expenses
1,055
949
860
Consulting, legal and audit fees
540
646
850
Real estate and logistics costs
634
671
662
Market data services
417
413
414
Marketing and communication
242
217
270
Travel and entertainment
72
84
298
Litigation, regulatory and similar matters
2
911
197
165
Other
788
757
696
of which: UK and German bank levies
3
58
55
41
Total general and administrative expenses
5,553
4,885
5,288
1 In 2021, UBS changed

the presentation of the line

items within general and administrative expenses. Prior-period information reflects the new presentation

structure, with no effect on Total general

and administrative
expenses.

2 Reflects the net increase in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 18 for more information. Also, includes recoveries from third parties of USD
1

million in 2021 (USD
3

million and USD
11

million in 2020 and 2019, respectively).

3 UK bank levy expenses of USD
22

million (USD
38

million for 2020 and USD
30

million for 2019) included a credit of
USD
16

million (USD
27

million for 2020 and USD
31

million for 2019) related to prior years.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 8

Income taxes
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Tax expense / (benefit)
Swiss
Current
680
482
365
Deferred
34
116
265
Total Swiss
714
598
630
Non-Swiss
Current
884
749
426
Deferred
400
236
211
Total non-Swiss
1,284
985
637
Total income tax expense / (benefit) recognized in the income statement
1,998
1,583
1,267

Income tax recognized in the income statement
Income

tax

expenses

of

USD
1,998

million

were

recognized

for
the Group

in 2021, representing

an effective

tax rate of
21.1
%.
These included

Swiss tax

expenses of

USD
714

million and

non-
Swiss tax expenses of USD
1,284

million.
The

Swiss

tax

expenses

included

current

tax

expenses

of
USD
680

million related to taxable profits of UBS Switzerland AG
and other Swiss entities.

They also included deferred tax

expenses
of

USD

34

million,

which

reflect
movements

in

temporary
differences.
The non-Swiss

tax expenses

included current

tax expenses

of
USD
884

million

related

to

taxable

profits

earned

by

non-Swiss
subsidiaries

and

branches
,   and net
deferred

t
ax

expenses

of
USD
400

million.

Expenses

of

USD
734

million,

which

primarily
related to

the amortization

of deferred

tax assets

(DTAs) previously
recognized in relation to

tax losses carried

forward and deductible
temporary differences of UBS Americas Inc.,

were partly offset by
a benefit of USD
334

million in respect of

the remeasurement of
DTAs.

This

benefit

included

upward
revaluations
of

DTAs

of
USD
152

million for certain

entities, primarily in

connection with
our business planning process. It also included

USD
113

million in
respect of additional DTA recognition that primarily related to the contribution of real estate assets by UBS AG to

UBS Americas Inc.
and UBS Financial Services

Inc., which allowed the

full recognition
of DTAs in respect of the associated historic

real estate costs that
were

previously

capitalized

for

US

tax

purposes

under

elections
that

were

made

in

the

fourth

quarter

of

2018.

In

addition,

it
included USD
69

million in respect of an increase in the expected
value of future tax

deductions for deferred

compensation awards,
due to an increase in the Group’s share price during the year.
The pre-tax expense that was recognized in the year in respect of the increase in litigation provisions for

the French cross-border
matter did not result in any tax benefit.

For the year ended
USD million 31.12.21 31.12.20 31.12.19
Operating profit / (loss) before tax
9,484
8,155
5,577
of which: Swiss
3,334
3,403
2,571
of which: non-Swiss
6,150
4,752
3,006
Income taxes at Swiss tax rate of
18.5
% for 2021,
19.5
% for 2020 and
20.5
% for 2019
1,755
1,590
1,143
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate
234
110
82
Tax effects of losses not recognized
124
144
131
Previously unrecognized tax losses now utilized
(179)
(212)
(265)
Non-taxable and lower-taxed income
(278)
(394)
(351)
Non-deductible expenses and additional taxable income
510
385
732
Adjustments related to prior years – current tax
(40)
(67)
(5)
Adjustments related to prior years – deferred tax
(10)
12
(6)
Change in deferred tax recognition
(342)
(381)
(294)
Adjustments to deferred tax balances arising from changes

in tax rates
(5)
234
(9)
Other items
231
161
107
Income tax expense / (benefit)
1,998
1,583
1,267

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
Non-taxable and lower-
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

benefit of USD
479

million was recognized

in
Other comprehensive income

(2020: net expense

of USD
237

million) and a
net tax expense of USD
88

million was recognized in
Share premium
(2020: benefit of USD
18

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

consider it
probable

that

there

would

be

sufficient

future

taxable

profits
available
to

utilize

the

related

tax

loss

carry
-
forwards

and
deductible temporary differences.
The

recognition of

DTAs is

supported by

forecasts of

taxable
profits

for

the

entities

concerned.

In

addition,

tax

planning
opportunities are

available that

would result

in additional

future
taxable income and these would be utilized, if necessary.
Deferred tax liabilities are recognized in respect of investments in

subsidiaries,

branches

and

associates,

and

interests

in

joint
arrangements,

except

to

the extent

that the

Group can

control
the

timing

of

the

reversal

of

the

associated

taxable

temporary
difference

and

it

is

probable

that

such

will

not

reverse

in

the
foreseeable

future.

However,

as

of

31

December

202
1 ,   this
exception was not

considered to apply

to any taxable

temporary
differences.

USD million 31.12.21 31.12.20
Deferred tax assets
1
Gross
Valuation
allowance Recognized Gross
Valuation
allowance Recognized
Tax loss carry-forwards
13,636
(9,193)
4,443
14,108
(8,715)
5,393
Temporary differences
5,133
(700)
4,433
4,384
(565)
3,819
of which: related to real estate costs capitalized for US

tax
purposes
2,272
0
2,272
2,268
0
2,268
of which: related to compensation and benefits
1,222
(209)
1,013
1,128
(173)
955
of which: other
1,639
(491)
1,148
989
(392)
564
Total deferred tax assets
18,769
(9,893)
8,876
2
18,492
(9,280)
9,212
2
of which: related to the US
8,521
8,780
of which: related to other locations
355
431
Deferred tax liabilities
Cash flow hedges
118
425
Other
183
139
Total deferred tax liabilities
300
564
1 After offset of DTLs, as applicable.

2 As of 31 December 2021, the Group recognized DTAs

of USD
77

million (31 December 2020: USD
138

million) in respect of entities that incurred losses in either the current
or preceding year.

In general, US federal tax losses

incurred prior to 31 December
2017 can be

carried forward for

20 years. However,

US federal tax
losses incurred after 31 December 2017 and UK tax losses can be carried forward indefinitely, although

the utilization of

such losses
is limited to 80% of the entity’s

future year taxable profits for the
US and generally to 25% thereof for

the UK. The amounts of US
tax

loss

carry-forwards

that are

included

in the

table below

are
based

on their

amount for

federal tax

purposes

rather than

for
state and local tax purposes.

Unrecognized tax loss carry-forwards
USD million 31.12.21 31.12.20
Within 1 year
141
146
From 2 to 5 years
1,026
638
From 6 to 10 years
13,283
13,257
From 11 to 20 years
2,093
3,858
No expiry
18,147
17,227
Total
34,690
35,127
of which: related to the US
1
14,870
16,256
of which: related to the UK
14,909
13,848
of which: related to other locations
4,911
5,023
1 Related to UBS AG's US branch.

Balance sheet notes
Note 9

Financial assets at amortized cost and other positions in scope of expected credit loss measurement
The

tables

on

the

following

pages

provide

information

about
financial

instruments and

certain credit

lines that

are

subject to
expected

credit

loss

(ECL)

requirements.

UBS’s

ECL

disclosure
segments or “ECL segments” are aggregated portfolios based on shared

risk

characteristics

and

on

the

same

or

similar

rating
methods

applied.

The

key

segments

are

presented

in

the

table
below.
›
Refer to Note 20 for more information about

expected credit
loss measuremen
t

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
Sensitive to unemployment

levels, the
interest rate environment, real estate
collateral values and other regional
aspects

–

Personal & Corporate Banking
–

Global Wealth Management
–

Investment Bank
Large corporate clients
Lending to large corporate and multi-
national clients
Sensitive to GDP developments,
unemployment levels,

seasonality,
business cycles and collateral values
(diverse collateral,

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
Sensitive to equity and debt markets

(e.g.,
changes in collateral values)
–

Global Wealth Management
Credit cards
Credit card solutions in Switzerland and
the US
Sensitive to unemployment levels –

Personal & Corporate Banking
–

Global Wealth Management
Commodity trade
finance
Working capital financing of commodity
traders, generally extended on a self-
liquidating transactional basis
Sensitive primarily to the strength of
individual transaction structures and
collateral values (price volatility of
commodities),

as the primary source for
debt service is directly linked to the
shipments financed
–

Personal & Corporate Banking
Financial intermediaries
and hedge funds
Lending to financial institutions and
pension funds, including exposures to
broker-dealers and clearing houses
Sensitive to GDP development, the
interest rate environment, price and
volatility risks in financial markets, and
regulatory and political risk
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

USD million 31.12.21
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
192,817
192,817
0
0
0
0
0
0
Loans and advances to banks
15,480
15,453
26
1
(8)
(7)
(1)
0
Receivables from securities financing transactions
75,012
75,012
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
30,514
30,514
0
0
0
0
0
0
Loans and advances to customers
397,761
380,564
15,620
1,577
(850)
(126)
(152)
(572)
of which: Private clients with mortgages
152,479
143,505
8,262
711
(132)
(28)
(71)
(33)
of which: Real estate financing
43,945
40,463
3,472
9
(60)
(19)
(40)
0
of which: Large corporate clients
13,990
12,643
1,037
310
(170)
(22)
(16)
(133)
of which: SME clients
14,004
12,076
1,492
436
(259)
(19)
(15)
(225)
of which: Lombard
149,283
149,255
0
27
(33)
(6)
0
(28)
of which: Credit cards
1,716
1,345
342
29
(36)
(10)
(9)
(17)
of which: Commodity trade finance
3,813
3,799
7
7
(114)
(6)
0
(108)
Other financial assets measured at amortized cost
26,209
25,718
302
189
(109)
(27)
(7)
(76)
of which: Loans to financial advisors
2,453
2,184
106
163
(86)
(19)
(3)
(63)
Total financial assets measured at amortized cost
737,794
720,079
15,948
1,767
(969)
(161)
(160)
(647)
Financial assets measured at fair value through other comprehensive income
8,844
8,844
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
746,638
728,923
15,948
1,767
(969)
(161)
(160)
(647)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
20,972
19,695
1,127
150
(41)
(18)
(8)
(15)
of which: Large corporate clients
3,464
2,567
793
104
(6)
(3)
(3)
0
of which: SME clients
1,353
1,143
164
46
(8)
(1)
(1)
(7)
of which: Financial intermediaries and hedge funds

9,575
9,491
84
0
(17)
(13)
(4)
0
of which: Lombard
2,454
2,454
0
0
(1)
0
0
(1)
of which: Commodity trade finance
3,137
3,137
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,478
37,097
2,335
46
(114)
(72)
(42)
0
of which: Large corporate clients
23,922
21,811
2,102
9
(100)
(66)
(34)
0
Forward starting reverse repurchase and securities borrowing agreements
1,444
1,444
0
0
0
0
0
0
Committed unconditionally revocable credit lines
40,778
38,207
2,508
63
(38)
(28)
(10)
0
of which: Real estate financing
7,328
7,046
281
0
(5)
(4)
(1)
0
of which: Large corporate clients
5,358
4,599
736
23
(7)
(4)
(3)
0
of which: SME clients
5,160
4,736
389
35
(15)
(11)
(3)
0
of which: Lombard
8,670
8,670
0
0
0
0
0
0
of which: Credit cards
9,466
9,000
462
4
(6)
(5)
(2)
0
of which: Commodity trade finance
117
117
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,611
5,527
36
48
(3)
(3)
0
0
Total off-balance sheet financial instruments and credit lines
108,284
101,971
6,006
307
(196)
(121)
(60)
(15)
Total allowances and provisions
(1,165)
(282)
(220)
(662)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

Note 9

Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)
USD million 31.12.20
Carrying amount
1
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
3,282
3,277
5
0
(2)
(2)
0
0
Total off-balance sheet financial instruments and credit lines
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

ratios are

calculated

for

the

core loan

portfolio

by
taking ECL

allowances and

provisions divided

by the

gross carrying
amount of

the exposures.

Core loan

exposure is

defined as

the
sum of
Loans and

advances to

customers

and
Loans to

financial
advisors
.

These ratios are influenced by the following key factors:

–

Lombard loans

are generally

secured with

marketable securities
in

portfolios

that

are,

as

a

rule,

highly

diversified,

with

strict
lending policies

that are

intended to

ensure that

credit risk

is
minimal under most circumstances;

–

mortgage loans to private clients and

real estate financing are
controlled by

conservative eligibility

criteria, including

low loan-
to-value ratios and strong debt service capabilities;
–

the amount of unsecured retail lending (including credit cards)
is insignificant;

–

lending in Switzerland includes

government-backed COVID-19
loans;
–

contractual maturities in the loan portfolio, which

are a factor
in the

calculation of

ECLs, are

generally short,

with Lombard
lending

typically having

average contractual

maturities

of

12
months or

less, real

estate lending

generally between

2 years
and 3 years in Switzerland with longer

dated maturities in the
US and

corporate lending

between 1

to 2

years with

related
loan commitments up to 4 years; and

–

write-offs of

ECL allowances

against the

gross loan

balances
when all

or part of a financial asset is deemed uncollectible or
forgiven, reduces the coverage ratios
.

Coverage ratios for core loan portfolio
31.12.21
Gross carrying amount (USD million) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
152,610
143,533
8,333
744
9
2
85
446
Real estate financing
44,004
40,483
3,512
10
14
5
114
231
Large corporate clients
14,161
12,665
1,053
443
120
18
148
2,997
SME clients
14,263
12,095
1,507
661
182
16
103
3,402
Lombard
149,316
149,261
0
55
2
0
0
5,026
Credit cards
1,752
1,355
351
46
204
72
255
3,735
Commodity trade finance
3,927
3,805
7
115
290
15
3
9,388
Other loans and advances to customers
18,578
17,493
1,010
75
25
9
15
3,730
Loans to financial advisors
2,539
2,203
109
226
338
88
303
2,791
Total
1
401,150
382,893
15,882
2,374
23
4
98
2,673
Gross exposure (USD million) ECL coverage (bps)
Off-balance sheet

Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
9,123
8,798
276
49
3
3
9
15
Real estate financing
8,766
8,481
285
0
9
7
88
0
Large corporate clients
32,748
28,981
3,630
136
34
25
110
1
SME clients
8,077
7,276
688
114
38
19
151
585
Lombard
14,438
14,438
0
0
1
0
0
0
Credit cards
9,466
9,000
462
4
7
5
34
0
Commodity trade finance
3,262
3,262
0
0
4
4
0
0
Financial intermediaries and hedge funds
12,153
11,784
369
0
15
12
120
0
Other off-balance sheet commitments
8,806
8,507
296
4
15
6
30
0
Total
2
106,840
100,527
6,006
307
18
12
100
486
1 Includes Loans and

advances to customers

of USD
398,611

million and Loans

to financial advisors

of USD
2,539

million which are

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
Total
1
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
Total
2
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

by

ISDA.

Other

OTC

derivatives

are

cleared

through
clearing houses, in particular interest rate swaps

with LCH, where
a

settled-to-market method

has

been

generally adopted

,

under
which cash collateral exchanged

on a daily basis

is considered to
legally

settle

the

market

value

of

the

derivatives.

Regulators

in
various

jurisdictions

have

begun

a

phased

introduction

of

rules
requiring

the

payment

and

collection

of

initial

and
  variation
margins on

certain OTC

derivative contracts,

which may

have a
bearing

on

price

and

other

relevant

terms.

Due

to

challenges
brought

on

by

COVID
- 19 ,
the

International

Organization

of
Securities

Commissions

(IOSCO)

has

extended

the

deadline

for
completion of the final phase-in of margin requirements for non-
centrally cleared derivatives,

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

risks. Market-
making aims to

directly support the

facilitation and execution

of
client activity,

and involves

quoting bid

and offer

prices to

other
market participants with

the aim

of generating revenues

based on
spread

and

volume.
  The Group
also

uses

various

derivative
instruments for hedging purposes.
›

Refer to Notes 16 and 21 for more information

about derivative
instruments
›

Refer to Note 26 for more information about

derivatives
designated in hedge accounting relationships
Risks of derivative instruments
The derivative financial assets shown on the

balance sheet can be
an

important

component

of

the

Group’s

credit

exposure;
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

from
derivative instruments

Note 10

Derivative instruments (continued)
Derivative instruments

31.12.21 31.12.20
USD billion
Derivative
financial
assets
Notional
amounts
related to
derivative
financial
assets
2,3
Derivative
financial
liabilities
Notional
amounts
related to
derivative
financial
liabilities
2,3
Other
notional
amounts
2,4
Derivative
financial
assets
Notional
amounts
related to
derivative
financial
assets
2,3
Derivative
financial
liabilities
Notional
amounts
related to
derivative
financial
liabilities
2,3
Other
notional
amounts
2,4
Interest rate contracts
33.2
991.2
28.7
943.1
8,675.1
50.9
928.0
43.9
880.4
11,291.5
of which: forward contracts (OTC)
1
0.1
29.4
0.2
28.6
443.6
0.0
19.8
0.4
21.9
2,602.5
of which: swaps (OTC)
26.4
394.3
19.2
344.1
7,549.4
40.8
407.0
30.9
364.8
8,105.2
of which: options (OTC)
6.6
545.2
9.2
553.6
10.1
447.5
12.5
460.5
of which: futures (ETD)
525.0
480.6
of which: options (ETD)
0.0
22.4
0.0
16.8
157.1
0.0
53.6
0.0
33.1
103.3
Credit derivative contracts
1.4
44.7
1.8
46.3
2.4
57.6
2.9
64.8
of which: credit default swaps (OTC)
1.3
39.4
1.6
44.1
2.2
53.6
2.6
62.3
of which: total return swaps (OTC)
0.1
1.3
0.2
1.7
0.1
1.9
0.3
2.5
Foreign exchange contracts
53.3
3,030.8
54.1
2,938.8
1.2
68.7
2,951.1
70.5
2,820.4
1.4
of which: forward contracts (OTC)
23.8
1,008.9
23.8
1,043.2
27.3
779.1
29.0
853.3
of which: swaps (OTC)
24.3
1,606.3
24.9
1,480.3
34.3
1,727.3
34.4
1,567.3
of which: options (OTC)
5.2
412.6
5.3
408.6
7.1
440.9
7.1
394.7
Equity contracts
28.2
456.9
34.9
603.9
80.1
34.8
449.6
41.2
581.3
91.3
of which: swaps (OTC)
4.7
105.7
9.3
154.8
6.4
89.4
9.8
108.4
of which: options (OTC)
4.6
61.4
6.5
102.3
7.0
87.1
10.9
146.2
of which: futures (ETD)
71.2
67.9
of which: options (ETD)
10.2
289.6
9.8
346.3
8.8
10.7
273.1
11.3
326.8
23.5
of which: client-cleared transactions (ETD)
8.6
9.4
10.7
9.1
Commodity contracts
1.6
57.8
1.6
56.4
14.7
2.2
57.8
2.0
49.7
10.1
of which: swaps (OTC)
0.5
19.9
0.8
25.4
0.5
17.7
0.8
18.0
of which: options (OTC)
0.4
14.0
0.2
10.4
1.0
23.5
0.7
17.8
of which: futures (ETD)
13.9
9.3
of which: forward contracts (ETD)

0.0
18.1

0.0
15.2

0.0
8.0

0.0
6.3
of which: client-cleared transactions (ETD)
0.6
0.4
0.5
0.3
Loan commitments

measured at FVTPL (OTC)

0.0
0.8
0.0
8.2
0.0
10.2
Unsettled purchases of non-derivative
financial instruments
5
0.1
13.3
0.2
10.6
0.3
18.3
0.2
10.0
Unsettled sales of non-derivative financial
instruments
5
0.2
18.2
0.1
9.4
0.2
17.2
0.3
12.9
Total derivative instruments,

based on IFRS netting
6
118.1
4,613.8
121.3
4,616.6
8,771.1
159.6
4,479.5
161.1
4,429.7
11,394.4
1 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments.

2 In cases where
derivative financial instruments

are presented on

a net basis

on the balance

sheet, the respective

notional

amounts of the

netted derivative financial

instruments are still

presented on a

gross basis.

3 Notional
amounts of client-cleared ETD and OTC

transactions through central clearing counterparties

are not disclosed, as they have significantly different

risk profile.

4 Other notional amounts relate to derivatives that

are
cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative
instruments and Cash collateral

payables on derivative

instruments and was not

material for all periods presented.

5 Changes in the fair

value of purchased and sold

non-derivative financial instruments between
trade date and settlement date

are recognized as derivative financial instruments.

6 Derivative financial assets and liabilities are

presented net on the balance sheet

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

On a notional amount basis,

approximately
40
% of OTC interest
rate contracts held as of

31 December 2021 (31 December 2020:
50
%) mature

within one

year,
36
% (31

December 2020:
30
%)
within one to

five years and
25
% (31 December

2020:
20
%) after
five years.

Notional

amounts

of

interest

rate

contracts

cleared

through
either

a

central

counterparty

or

an

exchange

that

are

legally
settled

on

a

daily

basis

are

presented

under
Other

notional
amounts

in

the

table

above

and

are

categorized

into

maturity
buckets

on

the

basis

of
contractual

maturities

of

the

cleared
underlying

derivative

contracts. Other

notional

amounts

related
to interest rate contracts decreased

by USD
2.6

trillion compared
with

31 December

2020,

mainly

reflecting

trade

compressions,
which

included

activity

as

part

of

the

ongoing

transition

to
alternative reference rates, and maturities.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 11

Financial assets measured at fair value through other comprehensive income
USD million 31.12.21 31.12.20
Financial assets measured at fair value through other comprehensive income
1
Debt instruments
Governments and government agencies
8,522
8,155
of which: USA
7,507
7,727
Banks
322
103
Total financial assets measured at fair value through other comprehensive income
8,844
8,258
Unrealized gains / (losses) recognized in Other comprehensive income
Unrealized gains, before tax
67
204
Unrealized (losses), before tax
(80)
(4)
Net unrealized gains / (losses), before tax
(13)
200
Net unrealized gains / (losses), after tax
(7)
151
1 Refer to Note 21c for more information about product type and fair value hierarchy categorization. Refer also to Note 9 and

Note 20 for more information about expected credit loss measurement.

Note 12

Property, equipment and software

At historical cost less accumulated depreciation
USD million
Owned
properties and
equipment
1
Leased
properties and
equipment
2
Software
Projects in
progress 2021 2020
Historical cost
Balance at the beginning of the year
13,185
4,249
7,768
1,036
26,238
24,431
Additions
273
213
228
1,376
2,090
2,312
Disposals / write-offs
3
(430)
(223)
(98)
0
(751)
(990)
Reclassifications
4
323
0
808
(1,149)
(18)
(590)
Foreign currency translation
(303)
(66)
(64)
(12)
(445)
1,074
Balance at the end of the year
13,048
4,174
8,642
1,250
27,113
26,238
Accumulated depreciation
Balance at the beginning of the year
8,060
1,082
3,987
0
13,129
11,628
Depreciation
635
498
945
0
2,078
1,997
Impairment
5
9
1
0
0
10
72
Disposals / write-offs
3
(424)
(215)
(98)
0
(737)
(855)
Reclassifications
4
(12)
0
0
0
(12)
(328)
Foreign currency translation
(196)
(20)
(28)
0
(243)
616
Balance at the end of the year
8,072
1,346
4,807
0
14,225
13,129
Net book value

Net book value at the beginning of the year
5,126
3,167
3,780
1,036
13,109
12,804
Net book value at the end of the year
4,976
2,828
3,835
1,250
6
12,888
13,109
1 Includes leasehold

improvements and IT

hardware.

2 Represents right-of-use

assets recognized by UBS

as lessee. UBS

predominantly enters into

lease contracts, or

contracts that include

lease components,

in
relation to real estate, including

offices, retail branches

and sales offices. The

total cash outflow for leases during

2021 was USD
657

million (2020: USD
679

million). Interest expense on lease

liabilities is included
within Interest expense from

financial instruments measured at

amortized cost and Lease

liabilities are included within

Other financial liabilities measured

at amortized cost. Refer

to Notes 3 and

19a, respectively.
There were no material gains

or losses arising from sale-and-leaseback

transactions in 2021 (2020: USD
140

million).

3 Includes write-offs of fully

depreciated assets.

4 The total reclassification

amount for the
respective periods represents net reclassifications

to Properties and other

non-current assets held for

sale.

5 Impairment charges recorded in

2021 generally relate to

assets that are no longer

used, for which the
recoverable amount based on a value in use approach was determined to be zero.

6 Consists of USD
1,087

million related to software and USD
163

million related to Owned properties and equipment.

Note 13

Goodwill and intangible assets
Introduction
UBS

performs

an

impairment

test

on

its

goodwill

assets

on

an
annual basis or when indicators of impairment exist.

UBS considers Asset Management, as it is reported in

Note 2a,
as a separate cash-generating unit (a

CGU), as that is the level at
which the

performance of investment

(and the related

goodwill)
is reviewed and

assessed by management.

Given that a

significant
amount of goodwill in Global Wealth Management relates to the
PaineWebber

acquisition

in

2000,

which

mainly

affected

the
Americas portion of

the business,

this goodwill remains

separately
monitored

by

the

Americas,

despite

the

formation

of

Global
Wealth

Management

in

2018.

Therefore,

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

2021,

total

goodwill

recognized

on

the
balance sheet

was USD
6.1

billion, of which

USD
3.7

billion was
carried

by

the

Global

Wealth

Management

Americas

CGU,
USD
1.2

billion

was

carried

by the

Global

Wealth

Management
Switzerland

and

International
  CGU ,
and

USD

1.2

billion

was
carried by

Asset Management.

Based on

the impairment

testing
methodology described below,

UBS concluded that

the goodwill
balances

as

of

31 December

2021 allocated

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
forecast of third

-year profit, the

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
Attributed equity is

equal to the

capital a CGU

requires to conduct
its

business

and

is

currently

considered

a

reasonable
approximation

of

the

carrying

amount

of

the

CGUs.

The
attributed

equity

methodology

is

also

applied

in

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
The discount

rates are

determined by

applying a

capital asset
pricing model-based approach,

as well as

considering quantitative
and

qualitative

inputs

from

both

internal

and

external

analysts
and

the

view

of

management.
  T hey also
take

int
o

account
regional differences in risk-free rates at

the level of the individual
CGUs.

In

line

with

discount

rates,

long-term

growth

rates

are
determined

at

the regional

level

based

on

nominal

or

real GDP
growth rate forecasts.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 13

Goodwill and intangible assets (continued)
Key assumptions

used to determine

the recoverable

amounts
of eac

h

CGU are

tested

for sensitivity

by applying

a reasonably
possible

change

to

those

assumptions.

Forecast

earnings
available

to

shareholders

were

changed

by
20
%,

the

discount
rates were changed by
1.5

percentage points, and the long-term
growth rates were changed by
0.75

percentage points. Under all
scenarios,

reasonably

possible

changes

in

key

assumptions

did
not

result

in

an

impairment

of

goodwill

or

intangible

assets
reported

by

Global

Wealth

Management

Americas,

Global
Wealth

Management

Switzerland

and

International,

and

Asset
Management.
If

the

estimated

earnings

and

other

assumptions

in

future
periods deviate

from the

current outlook,

the value

of goodwill
attributable

to

Global

Wealth

Management

Americas,

Global
Wealth

Management

Switzerland

and

International,

and

Asset
Management may

become impaired

in the

future, giving

rise to
losses in the income

statement. Recognition of any

impairment of
goodwill

would

reduce IFRS

equity and

net profit.

It

would

not
affect cash flows

and, as goodwill

is required to

be deducted from
capital under

the Basel III capital

framework, no effect

would be
expected on the Group’s capital ratios.

Discount and growth rates
Discount rates Growth rates
In % 31.12.21 31.12.20 31.12.21 31.12.20
Global Wealth Management Americas
9.5
9.5
4.0
5.1
Global Wealth Management Switzerland and International
8.5
8.5
3.1
3.7
Asset Management
8.5
8.5
2.9
3.5

USD million Goodwill
Intangible
assets
1
2021 2020
Historical cost
Balance at the beginning of the year
6,182
1,683
7,865
7,820
Additions
1
1
147
Disposals
(3)
(3)
(158)
Write-offs
(41)
(41)
(35)
Foreign currency translation
(53)
(30)
(83)
91
Balance at the end of the year
6,126
1,612
7,739
7,865
Accumulated amortization and impairment
Balance at the beginning of the year
1,385
1,385
1,351
Amortization
31
31
55
Impairment / (reversal of impairment)
2
(1)
(1)
2
Disposals
0
0
Write-offs
(41)
(41)
(35)
Foreign currency translation
(13)
(13)
11
Balance at the end of the year
1,360
1,360
1,385
Net book value at the end of the year
6,126
252
6,378
6,480
of which: Global Wealth Management Americas
3,720
41
3,760
3,770
of which: Global Wealth Management Switzerland and International
1,204
72
1,276
1,320
of which: Asset Management
1,202
1,202
1,226
of which: Investment Bank
139
139
161
of which: Group Functions
0
4
1 Intangible

assets mainly

include customer

relationships, contractual

rights and

the fully

amortized branch

network intangible

asset recognized

in connection

with the

acquisition of

PaineWebber Group,

Inc.

2 Impairment charges recorded in

2020 relate to

assets for which the

recoverable amount was

determined considering their

value in use

(recoverable amount of

the impaired intangible

assets: USD
5

million for
2020).

The table below presents estimated aggregated amortization expenses for intangible assets.

USD million Intangible assets
Estimated aggregated amortization expenses for:
2022
29
2023
27
2024
23
2025
23
2026
23
Thereafter
126
Not amortized due to indefinite useful life
2
Total
252

Note 14

Other assets

a) Other financial assets measured at amortized cost
USD million 31.12.21 31.12.20
Debt securities
18,858
18,801
of which: government bills / bonds

9,833
9,789
Loans to financial advisors
2,453
2,569
Fee-

and commission-related receivables
1,972
2,014
Finance lease receivables
1,356
1,447
Settlement and clearing accounts

455
614
Accrued interest income
520
591
Other
594
1,158
Total other financial assets measured at amortized cost
26,209
27,194

b) Other non-financial assets
USD million 31.12.21 31.12.20
Precious metals and other physical commodities

5,258
6,264
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
1,526
1,418
Prepaid expenses
1,108
1,081
VAT and other tax receivables
638
433
Properties and other non-current assets held for sale
32
246
Assets of disposal groups held for sale
2
1,093
Other

621
326
Total other non-financial assets
10,277
9,768
1 Refer to Note 18 for more information.

2 Refer to Note 30 for more information.

Note 15

Amounts due to banks and customer deposits
USD million 31.12.21 31.12.20
Amounts due to banks

13,101

11,050
Customer deposits
542,007
524,605
of which: demand deposits
246,417
236,447
of which: retail savings / deposits
247,224
220,898
of which: time deposits
1
48,365
67,260
Total amounts due to banks and customer deposits
555,108
535,655
1 Includes customer deposits in UBS AG Jersey Branch placed by UBS Switzerland AG on behalf of its clients.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 16

Debt issued designated at fair value
USD million 31.12.21 31.12.20
Issued debt instruments
Equity-linked
1
47,059
41,069
Rates-linked
16,369
11,038
Credit-linked
1,723
1,933
Fixed-rate
2,868
3,604
Commodity-linked
2,911
1,497
Other
2,868
2,101
of which: debt that contributes to total loss-absorbing capacity
2,136
1,190
Total debt issued designated at fair value
73,799
61,243
of which: issued by UBS AG with original maturity greater than one year
2
57,967
46,427
of which: life-to-date own credit (gain) / loss
347
418
1 Includes investment fund unit-linked instruments issued.

2 Based on original contractual maturity without considering any early redemption features. As of 31 December

2021,
100
% of the balance was unsecured
(31 December 2020:
100
%).

As of 31 December

2021 and 31

December 2020, the contractual
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
›
Refer to Note 24 for maturity information

on an undiscounted
cash flow basis

Contractual maturity of carrying amount
USD million 2022 2023 2024 2025 2026 2027–2031 Thereafter
Total
31.12.21
Total
31.12.20
UBS Group AG
1
Non-subordinated debt
Fixed-rate
0
0
0
0
0
0
2,340
2,340
1,375
UBS AG
2
Non-subordinated debt
Fixed-rate
4,296
1,658
716
495
226
273
1,732
9,397
9,409
Floating-rate
19,338
15,621
5,067
5,816
3,840
8,364
3,238
61,284
49,528
Subtotal
23,635
17,279
5,783
6,311
4,066
8,637
4,971
70,682
58,937
Other subsidiaries
3
Non-subordinated debt
Fixed-rate
6
0
0
0
0
423
0
429
539
Floating-rate
150
47
145
0
0
0
7
349
392
Subtotal
156
47
145
0
0
423
7
778
931
Total

23,791
17,325
5,929
6,311
4,066
9,060
7,317
73,799
61,243
1 Consists of instruments issued by the legal entity UBS Group AG.

2 Consists of instruments issued by the legal entity UBS AG.

3 Consists of instruments issued by subsidiaries of UBS AG.

Note 17

Debt issued measured at amortized cost
USD million 31.12.21 31.12.20
Certificates of deposit and commercial paper
40,640
41,151
Other short-term debt
2,458
5,515
Short-term debt
1
43,098
46,666
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)
38,984
36,611
Senior unsecured debt other than TLAC
27,590
21,340
of which: issued by UBS AG with original maturity greater than one year
2
23,307
18,464
Covered bonds
1,389
2,796
Subordinated debt
18,640
22,157
of which: high-trigger loss-absorbing additional tier 1 capital instruments
11,052
11,837
of which: low-trigger loss-absorbing additional tier 1 capital instruments
2,425
2,577
of which: low-trigger loss-absorbing tier 2 capital instruments
2,596
7,201
of which: non-Basel III-compliant tier 2 capital instruments
547
543
Debt issued through the Swiss central mortgage institutions
9,454
9,660
Other long-term debt
0
3
Long-term debt
3
96,057
92,566
Total debt issued measured at amortized cost
4
139,155
139,232
1 Debt with an original contractual maturity of

less than one year.

2 Based on original contractual maturity without considering any early redemption features. As

of 31 December 2021,
100
% of the balance was
unsecured (31 December 2020:
100
%).

3 Debt with an original contractual

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

26. As a

result of applying

hedge accounting, the

life-
to-date adjustment to the carrying amount of debt issued was an
increase

of

USD
478

million

as

of

31

December

2021

and

an
increase of USD
2,401

million as of 31

December 2020, reflecting
changes in fair value due to interest rate movements.
Subordinated debt consists of unsecured debt obligations that are

contractually

subordinated

in

right

of

payment

to

all

other
present and future

non-subordinated obligations of

the respective
issuing

entity.
All

of

the

subordinated

debt

instruments
outstanding as of 31 December 2021 pay a fixed rate of interest.
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
›

Refer to Note 24 for maturity information

on an undiscounted
cash flow basis

Contractual maturity of carrying amount
USD million 2022 2023 2024 2025 2026 2027–2031 Thereafter
Total
31.12.21
Total
31.12.20
UBS Group AG
1
Non-subordinated debt
Fixed-rate
3,769
4,027
5,145
5,052
6,748
12,534
3,294
40,569
33,578
Floating-rate
492
2,183
0
0
0
0
0
2,676
5,890
Subordinated debt
Fixed-rate
0
0
0
0
0
0
13,477
13,477
14,413
Subtotal
4,261
6,211
5,145
5,052
6,748
12,534
16,771
56,722
53,881
UBS AG
2
Non-subordinated debt
Fixed-rate
38,647
5,578
1,964
349
3,439
1,381
1,213
52,571
52,618
Floating-rate
9,807
2,093
1,922
907
508
0
0
15,238
15,299
Subordinated debt
Fixed-rate
2,020
0
2,596
337
210
0
0
5,163
7,744
Subtotal
50,474
7,671
6,482
1,594
4,158
1,381
1,213
72,972
75,661
Other subsidiaries
3
Non-subordinated debt
Fixed-rate
907
1,007
1,072
1,173
1,045
3,674
582
9,460
9,690
Subtotal
907
1,007
1,072
1,173
1,045
3,674
582
9,460
9,690
Total

55,642
14,889
12,698
7,818
11,951
17,590
18,566
139,155
139,232
1 Consists of debt issued by the legal entity UBS Group AG.

2 Consists of debt issued by the legal entity UBS AG.

3 Consists of debt issued by subsidiaries of UBS AG.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 18

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.

USD million 31.12.21 31.12.20
Provisions other than provisions for expected credit losses
3,322
2,571
Provisions for expected credit losses
196
257
Total provisions
3,518
2,828

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million
Litigation,
regulatory and
similar matters
1
Restructuring Other
3
Total 2021
Balance at the beginning of the year
2,135
72
363
2,571
Increase in provisions recognized in the income statement
986
297
78
1,361
Release of provisions recognized in the income statement
(74)
(30)
(32)
(136)
Provisions used in conformity with designated purpose
(189)
(165)
(80)
(434)
Capitalized reinstatement costs
0
0
32
32
Foreign currency translation / unwind of discount
(59)
(3)
(10)
(72)
Balance at the end of the year

2,798
172
2
352
3,322
1 Consists of provisions for losses

resulting from legal, liability and compliance

risks.

2 Primarily consists of personnel-related restructuring provisions of USD
125

million as of 31 December 2021 (31 December 2020:
USD
18

million) and provisions

for onerous contracts

of USD
47

million as of

31 December 2021 (31 December 2020: USD
49

million).

3 Mainly includes provisions

related to real

estate, employee benefits

and
operational risks.

Restructuring
provisions

primarily

relate

to
  personnel - related
provisions and onerous contracts. Personnel-related restructuring provisions

are

used

within

a

short

period

of

time

but

potential
changes in amount may be

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
The risk of

loss associated with

litigation, regulatory and

similar
matters

is

a

component

of

operational

risk

for

purposes

of
determining

capital

requirements.

Information

concerning

our
capital requirements

and the

calculation of

operational risk

for this
purpose

is

included

in

the

“Capital,

liquidity

and

funding,

and
balance sheet” section of this report.

Provisions for litigation, regulatory and similar matters

by business division and in Group Functions
1
USD million
Global
Wealth

Manage-
ment
Personal &
Corporate
Banking

Asset

Manage-
ment
Investment

Bank
Group
Functions Total 2021
Balance at the beginning of the year
861
115
0
227
932
2,135
Increase in provisions recognized in the income statement
754
84
9
107
32
986
Release of provisions recognized in the income statement
(60)
(11)
0
(4)
0
(74)
Provisions used in conformity with designated purpose
(175)
(1)
(1)
(10)
(2)
(189)
Foreign currency translation / unwind of discount
(42)
(6)
0
(11)
0
(59)
Balance at the end of the year
1,338
181
8
310
962
2,798
1 Provisions, if any,

for the matters described

in items 3 and

4 of this Note are

recorded in Global Wealth

Management, and provisions,

if any, for

the matters described in

item 2 are recorded in

Group Functions.
Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and

Personal & Corporate Banking, and provisions, if any, for the matters described in item
5 are allocated between the Investment Bank and Group Functions.

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
Since

2013,

UBS

(France)

S.A.,

UBS

AG

and

certain

former
employees

have

been

under

investigation

in

France

for

alleged
complicity

in

unlawful

solicitation

of

clients

on

French

territory,
regarding

the laundering

of proceeds

of tax

fraud, and

banking
and financial solicitation

by unauthorized persons.

In connection
with this

investigation, the investigating

judges ordered

UBS AG
to provide

bail (“
caution
”) of

EUR
1.1

billion and

UBS (France)

S.A.
to post

bail of

EUR
40

million, which

was reduced

on appeal

to
EUR
10

million.
On

20 February

2019,

the

court

of

first

instance

returned

a
verdict finding UBS AG guilty of unlawful

solicitation of clients on
French territory and aggravated laundering of

the proceeds of tax
fraud,

and

UBS

(France)

S.A.

guilty

of

aiding

and

abetting
unlawful solicitation and of laundering the proceeds of tax fraud.
The court

imposed fines aggregating

EUR
3.7

billion on

UBS AG
and

UBS

(France)

S.A.

and

awarded

EUR
800

million

of

civil
damages to the French

state. A trial

in the French Court

of Appeal
took place in

March 2021.

On 13 December

2021, the

Court of
Appeal

found

UBS

AG

guilty

of

unlawful

solicitation

and
aggravated

laundering

of

the

proceeds

of

tax

fraud.

The

court
ordered

a

fine

of

EUR
3.75

million,

the

confiscation

of
EUR
1

billion, and

awarded civil

damages to

the French

state of
EUR
800

million. The

court also

found UBS

(France) SA

guilty of
the aiding and abetting of

unlawful solicitation and ordered it

to
pay a fine of EUR
1.875

million. UBS AG has filed an appeal with
the

French

Supreme

Court

to

preserve

its

rights.

The

appeal
enables UBS AG

to thoroughly assess the

verdict of the

Court of
Appeal

and

to

determine

next

steps

in

the

best

interest

of

its
stakeholders. The fine

and confiscation imposed

by the Court

of
Appeal are

suspended during the

appeal. The civil

damages award
has been

paid to

the French

state (EUR
99

million of

which was
deducted from the bail), subject to the result of UBS’s appeal.
Our balance

sheet at

31 December 2021

reflected provisions
with

respect

to

this

matter

in

an

amount

of

EUR
1.1

billion
(USD
1.252

billion

at

31

December

2021).

The

wide

range

of
possible

outcomes

in

this

case

contributes

to

a

high

degree

of
estimation uncertainty and

the provision reflects

our best estimate
of

possible

financial

implications,

although

actual

penalties and
civil

damages

could

exceed

(or

may

be

less

than)

the

provision
amount.
In 2016,

UBS was

notified by

the Belgian

investigating judge
that it

was under

formal investigation

(“
inculpé
”) regarding

the
allegations of

laundering of

proceeds of

tax fraud,

banking and
financial

solicitation

by

unauthorized

persons,

and

serious

tax
fraud.

In

November

2021,

the

Council

Chamber

approved

a
settlement with the Brussels

Prosecution Office for EUR
49

million
without

recognition

of

guilt

with

regard

to

the

allegations

of
banking

and

financial

solicitation

by

unauthorized

persons

and
serious tax fraud. The allegation of laundering of proceeds of tax fraud was dismissed.
Our balance

sheet at

31 December

2021 reflected

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

31 December 2021 reflected a

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

closed-end funds

(funds) that

are sole-managed and
co-managed

by

UBS

Trust

Company

of

Puerto

Rico

and
distributed by UBS

Financial Services Incorporated of

Puerto Rico
(UBS PR)

led to

multiple regulatory

inquiries, which

in 2014

and
2015, led to settlements

with the Office

of the Commissioner of
Financial Institutions

for the

Commonwealth of

Puerto Rico,

the
US Securities

and Exchange

Commission (SEC)

and the

Financial
Industry Regulatory Authority.

Since then,

UBS clients

in Puerto

Rico who

own the

funds or
Puerto Rico municipal bonds and/or

who used their UBS account
assets

as

collateral

for

UBS

non-purpose

loans

filed

customer
complaints and arbitration demands seeking aggregate

damages
of USD
3.4

billion, of

which USD
3.1

billion have

been resolved
through

settlements,

arbitration

or

withdrawal

of

claims.
Allegations include

fraud, misrepresentation

and unsuitability

of
the funds and of the loans.
A

shareholder

derivative

action

was

filed

in

2014

against
various UBS

entities and

current and

certain former

directors of
the funds, alleging hundreds

of millions of US

dollars in losses in
the funds. In

2021, the

parties reached an

agreement to settle

this
matter for USD
15

million, subject to court approval.

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
to

join

the

action

as

a

plaintiff.

In

2017,

the

court

denied
defendants’ motion to

dismiss the complaint.

In 2020, the

court
denied plaintiffs’ motion for summary judgment.
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
municipal bonds

in three

separate cases.

The actions

collectively
seek

recovery

of

an

aggregate

of

USD
955

million

in

damages
from

the

defendants.

The

plaintiffs

in

these

cases

claim

that
defendants failed to

reasonably investigate financial

statements in
the

offering

materials

for

the

insured

Puerto

Rico

bonds

issued
between 2002 and 2007, which plaintiffs argue they relied

upon
in agreeing to insure the

bonds notwithstanding that they had

no
contractual

relationship

with

the

underwriters.

Defendants’
motions

to

dismiss

were

granted

in

two

of

the

cases;

those
decisions are

being appealed

by the

plaintiffs. In

the third

case,
defendants’

motion

to

dismiss

was

denied,

but

on

appeal

that
ruling was reversed and the motion to dismiss was granted.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 18

Provisions and contingent liabilities (continued)
Our balance

sheet at

31 December 2021

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

Swiss,

US

and

United

Kingdom

regulators

and
the

European

Commission.

UBS

was

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
LIBOR

and

other

benchmark-related

regulatory

matters:

Numerous

government

agencies

conducted

investigations
regarding potential improper attempts by UBS,

among others, to
manipulate

LIBOR

and

other

benchmark

rates

at

certain

times.
UBS

reached

settlements

or

otherwise

concluded

investigations
relating

to

benchmark

interest

rates

with

the

investigating
authorities. UBS

was granted

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
In 2013 and
2015,

the

district

court

in

the

USD LIBOR

actions

dismissed,

in
whole

or

in

part,

certain

plaintiffs’

antitrust

claims,

federal
racketeering

claims, CEA

claims, and

state common

law claims,
and

again

dismissed

the

antitrust

claims

in

2016

following

an
appeal. In

December 2021,

the Second

Circuit affirmed

the district
court’s dismissal in part and

reversed in part and

remanded to the
district court for further proceedings. The Second

Circuit, among
other things,

held that

there was

personal jurisdiction

over UBS
and other

foreign defendants

based on

allegations that

at least
one alleged

co-conspirator undertook an

overt act in

the United
States. Separately, in

2018, the Second

Circuit reversed in

part the
district

court’s

2015

decision

dismissing

certain

individual
plaintiffs’ claims and certain of

these actions are now

proceeding.
In

2018,

the

district

court

denied

plaintiffs’

motions

for

class
certification

in the

USD class actions

for

claims pending

against
UBS, and plaintiffs sought permission to appeal that ruling to the
Second

Circuit.

In

July

2018,

the

Second

Circuit

denied

the
petition to

appeal of

the class

of USD lenders

and in

November
2018 denied

the petition

of the

USD exchange class.

In January
2019, a putative class action

was filed in the District

Court for the
Southern District

of New

York against

UBS and

numerous other
banks

on

behalf

of

US

residents

who,

since

1 February

2014,
directly

transacted

with

a

defendant

bank

in

USD LIBOR
instruments.

The

complaint

asserts

antitrust

claims.

The
defendants moved to

dismiss the complaint

in August 2019.

On
26 March 2020 the

court granted defendants’ motion to

dismiss
the complaint in

its entirety. Plaintiffs

have appealed the

dismissal.
In

August

2020,

an

individual

action

was

filed

in

the

Northern
District

of

California

against

UBS

and

numerous

other

banks
alleging that the

defendants conspired to

fix the interest

rate used
as

the

basis

for

loans

to

consumers

by

jointly

setting

the
USD LIBOR

rate

and

monopolized

the

market

for

LIBOR-based
consumer

loans

and

credit

cards. Defendants

moved

to

dismiss
the complaint in September 2021.

Note 18

Provisions and contingent liabilities (continued)
Other benchmark class actions in the US:

Yen

LIBOR / Euroyen TIBOR –
In 2014, 2015 and 2017, the court
in

one

of

the

Yen

LIBOR

/

Euroyen

TIBOR

lawsuits

dismissed
certain

of

the

plaintiffs’

claims,

including

the

plaintiffs’

federal
antitrust

and

racketeering

claims.

In

August

2020,

the

court
granted defendants’

motion for

judgment on

the pleadings

and
dismissed the lone remaining claim in the action as impermissibly extraterritorial.

Plaintiffs

have

appealed.

In

2017,

the

court
dismissed

the

other

Yen

LIBOR

/

Euroyen

TIBOR

action

in

its
entirety

on

standing

grounds.

In

April

2020,

the

appeals

court
reversed the dismissal and in August 2020 plaintiffs

in that action
filed

an

amended

complaint

focused

on

Yen

LIBOR.

The

court
granted in part and denied in part defendants’ motion to dismiss the amended complaint in

September 2021 and plaintiffs and

the
remaining defendants have moved for reconsideration.

CHF LIBOR

– In

2017, the

court dismissed the

CHF LIBOR action
on standing grounds and failure

to state a claim. Plaintiffs

filed an
amended complaint, and the court granted a renewed motion to dismiss

in

September

2019.

Plaintiffs

appealed.

In

September
2021,

the

Second

Circuit

granted

the

parties’

joint

motion

to
vacate the dismissal and

remand the case for

further proceedings.

EURIBOR

– In 2017,

the court in

the EURIBOR lawsuit

dismissed
the case as

to UBS and

certain other foreign defendants

for lack
of personal jurisdiction. Plaintiffs have appealed.

SIBOR / SOR

– In October

2018, the court

in the SIBOR

/ SOR
action

dismissed

all

but

one

of

plaintiffs’

claims

against

UBS.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a
renewed

motion

to

dismiss

in

July

2019.

Plaintiffs

appealed.

In
March 2021,

the Second

Circuit reversed

the dismissal.

Plaintiffs
filed an amended

complaint in October

2021, which defendants
have moved to dismiss.

BBSW

–

In

November

2018,

the

court

dismissed

the

BBSW
lawsuit as to UBS and certain other

foreign defendants for lack of
personal jurisdiction. Plaintiffs

filed an

amended complaint

in April
2019,

which

UBS

and

other

defendants

moved

to

dismiss.

In
February

2020,

the

court

granted

in

part

and

denied

in

part
defendants’

motions

to

dismiss

the

amended

complaint.

In
August 2020,

UBS and

other BBSW

defendants joined

a motion
for

judgment

on

the pleadings,

which

the

court denied

in May
2021.

GBP

LIBOR

–

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

consolidated complaint was
granted

in

March

2021.

Plaintiffs filed

an

amended

complaint,
which

defendants moved

to

dismiss in

June

2021.

Similar

class
actions have

been filed

concerning European government bonds
and other government

bonds.
In

May

2021,

the

European

Commission

issued

a

decision
finding that

UBS

and

six other

banks breached

European Union
antitrust

rules

in

2007–2011

relating

to

European

government
bonds. The European

Commission

fined UBS EUR
172

million. UBS
is appealing

the amount

of the fine.
With

respect

to

additional

matters

and

jurisdictions

not
encompassed

by

the

settlements

and

orders

referred

to

above,
our balance

sheet at

31 December 2021

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

continues

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

31 December 2021 reflected a

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

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 19

Other liabilities

a) Other financial liabilities measured at amortized cost
USD million 31.12.21 31.12.20
Other accrued expenses
1,876
1,696
Accrued interest expenses
1,094
1,355
Settlement and clearing accounts
1,304
1,199
Lease liabilities
3,558
3,927
Other
1,167
1,553
Total other financial liabilities measured at amortized cost
9,001
9,729

b) Other financial liabilities designated at fair value
USD million 31.12.21 31.12.20
Financial liabilities related to unit-linked investment contracts
21,466
20,975
Securities financing transactions
6,377
7,317
Over-the-counter debt instruments
2,128
2,060
Other
103
35
Total other financial liabilities designated at fair value
30,074
30,387
of which: life-to-date own credit (gain) / loss
(32)
(36)

c) Other non-financial liabilities

USD million 31.12.21 31.12.20
Compensation-related liabilities
7,257
7,468
of which: Deferred Contingent Capital Plan
1,628
1,858
of which: financial advisor compensation plans
1,512
1,500
of which: other compensation plans
2,846
2,740
of which: net defined benefit liability
633
722
of which: other compensation-related liabilities
1
638
648
Deferred tax liabilities
300
564
Current tax liabilities
1,398
1,009
VAT and other tax payables
590
523
Deferred income
240
228
Liabilities of disposal groups held for sale
2
1,298
Other
68
61
Total other non-financial liabilities

11,151
9,854
1 Includes liabilities for payroll taxes and untaken vacation.

2 Refer to Note 30 for more information.

Additional information
Note 20

Expected credit loss measurement

a) Expected credit losses in the period
Total

net

credit

loss

releases

were

USD
148

million

in

2021,
reflecting

net

credit

loss

releases

of

USD
123

million

related

to
stage 1 and 2

positions and USD
25

million net credit loss

releases
related to credit-impaired (stage 3) positions.
Stage 1

and

2

net

credit

loss

releases

of

USD
123

million
included

a

USD
68

million

partial

net

release

of

a

post-model
adjustment,

due

to

the

continued

positive

trend

in
macroeconomic

scenario

input

data

during

the

year,

a

USD
45
million

net

release

from

a

number

of

model

and

methodology
changes   and a   residual USD
10

million

net

release
from
remeasurements

within

the

loan

book,

derecognized
transactions, partially offset by expenses from new transactions
.

›
Refer to Note 20b

for more information regarding changes to
ECL model, scenarios,

scenario weights and the post-model
adjustment and to Note 20c for more information

regarding
the development of ECL allowances and

provisions

Stage 3 net releases of USD
25

million were recognized across
a number of defaulted

positions with a USD
24

million net release
in Personal & Corporate Banking.

Credit loss (expense) / release
USD million
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the year ended 31.12.21
Stages 1 and 2
28
62
0
34
0
123
Stage 3
1
24
(1)
0
0
25
Total credit loss (expense) / release
29
86
(1)
34
0
148
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
Refer to

Note 1a

for information

about the

principles governing
expected credit loss

(ECL) models, scenarios,

scenario weights and
key inputs applied.

Governance
Comprehensive

cross-functional and

cross-divisional

governance
processes

are

in

place

and

are

used

to

discuss

and

approve
scenario

updates

and

weights,

to

assess

whether

significant
increases in credit risk resulted in stage transfers, to

review model
outputs

and

to

reach

conclusions

regarding

post-model
adjustments.

Model changes
During 2021, the model review

and enhancement process led to
adjustments of

the probability

of default

(PD), loss

given default
(LGD)

and

credit

conversion

factor

(CCF)

models,

resulting

in

a
USD
45

million decrease

in ECL

allowances. An

amount of

USD
25

million related

to the
Large corporate

clients

segment in

the
Investment

Bank. The

remainder

related

to

various segments

in
Personal & Corporate Banking and Global Wealth Management.
Scenario and key input updates
During

2021,

the

scenarios

and

related

macroeconomic

factors
were updated

from those

that were

applied at

the end

of 2020
by

taking

into

account

the

prevailing

economic

and

political
conditions

and

uncertainty.

As

the

economic

development

was
more

positive

than

anticipated

following

the

COVID-19-related
downturn,

the

forward-looking

scenarios

benefited

from

an
improved forecast starting level.

The projections of

the baseline scenario,

which are aligned

to
the

economic

and

market assumptions

used

for

UBS’s business
planning purposes, are broadly in line with external data, such as from

Bloomberg

Consensus,

Oxford

Economics

and

the
International

Monetary

Fund

World

Economic

Outlook.

The
economic

performance

during

2021

in

relevant

markets,
especially in the

US and in

Switzerland, highlighted an

accelerated
improvement

after

the

COVID-19-related

shocks.

The

scenario
assumes continued growth in 2022 in

all key markets, albeit at a
slower rate than

seen in 2021,

and unemployment rates

are not
expected to fall noticeably below the current levels. Interest rates are expected to

remain low in

line with the

central bank policies
pursued in the Eurozone and Switzerland, and any potential rises in the US would be

limited in the foreseeable

future. House prices
are

expected

to

reflect

the

momentum

and

continue

to

rise,
especially in Switzerland and, to a lesser degree, in the US.

The

narrative

of

the

hypothetical

severe

downside

scenario,
which

is the

Group’s binding

stress

scenario, has

been adapted
and assumes that, while

the immediate risks

from COVID-19 have
decreased,

the

associated

disruptions

and

the

consequences

of
the

unprecedented

monetary

and

fiscal

stimulus

measures

will
remain

critical.

Concerns

regarding

the

sustainability

of

public
debt, following the

marked deterioration of

fiscal positions, lead
to

a

loss

of

confidence

and

market

turbulence,

while
protectionism results

in a

fall in

global trade.

Governments and
central banks have limited

scope to support the economies.

As a
consequence,

the

Eurozone

and

China

suffer

a

hard

landing,
under

this

scenario

which

severely

affects

the

Swiss

export-
oriented

economy,

and

the

US

economy

contracts

as

global
demand

is

significantly

affected.

Given

the

severity

of

the
macroeconomic

impact,

unemployment

rates

rise

to

historical
highs and real estate sectors contract sharply.
With effect

from the

second quarter,

the hypothetical

upside
and mild downside scenarios, which

were viewed as less

plausible
as

of

31

December

2020 and

had

a

probability

weight

of

zero
attached,

were

redesigned

and

reintroduced

in

the

ECL
calculation.

These

two

scenarios

have

become

more

relevant
following

this

update,

as

they

better

reflect

a

more

positive
outlook

with

regard

to

COVID-19

and

market

expectations
regarding a potential change in

central bank policies, respectively.

The

upside

scenario

is

based

on

positive

developments
following

COVID-19 and

strong economic

activity

supported by
pent-up demand in certain

sectors, as well

as the expectation

that
interest rates

will remain

relatively low

in the

near future.

Asset
prices rise significantly, but

a view that currently

observed higher
inflation rates are temporary and spare economic

capacity would
mean that

consumer prices

remain moderate

in the

first year

of
the scenario.
The

mild

downside

scenario

focuses

on

the

implications

of
rising concerns regarding inflationary trends

following a recovery
from

COVID-19.

Higher-than-expected

inflation

data

triggers

a
steepening of

yield curves

across the

globe and

leads to

market
volatility.

Higher

interest

rates

lead

to

a

sell-off

in

assets

and

a
period

of

deleveraging

under

this

scenario
.

With

inflation
remaining high, central

banks start hiking

their policy rates

after
a few

quarters, leading

to further

increases in

interest rates

and
impacting corporate

and private

debt sustainability.

A recessionary
period is the consequence.
The table

on the

following page

details the

key assumptions
for the four scenarios applied as of 31 December 2021.

Note 20

Expected credit loss measurement (continued)
Scenario weights and post-model adjustments
With the weighting of

four scenarios above 0%

and considering
the generally

more positive

outlook regarding

an abating

effect
on

the

world

economy

from

the

COVID-19

pandemic,

the
distribution of

weights shifted

during 2021.

As of

31 December
2021, 5 percentage points of the weight of the baseline scenario and 10 percentage

points of

the severe

downside scenario were
redistributed to the upside

scenario (5%) and the mild downside
scenario (10%), as shown in the table below.
Although the scenarios and

weight allocation were

established
in

line

with

the

general

market

sentiment

that

COVID-19

has
passed its peak

and a gradual return

to normal is the

most likely
path,

significant

uncertainties

still

remain.

Models,

which

are
based

on

supportable

statistical

information

from

past
experiences

regarding

interdependencies

of

macroeconomic
factors

and

their

implications

for

credit

risk

portfolios,

cannot
comprehensively reflect extraordinary events, such as a pandemic or a fundamental change in the world political order. Especially in
these

uncertain

times,

it

is

in

the

realm

of

possibilities

that

the
generally accepted view that the effects of COVID-19 are abating may prove to be disappointed by

the emergence of new variants
of

the

virus,

which

may

be

more

harmful

and

may

undermine
current

vaccination

efforts.

Political

events

involving

tensions
between

major

global

forces

may

introduce

unforeseen
challenges, such

as disruptions

in the

global supply

chain and

a
distortion of energy markets. Such events could affect economies severely and change

the baseline assumptions

significantly. Rather
than

creating multiple

additional

scenarios

to

gauge these

risks
and applying model

parameters that lack

supportable information
and

cannot

be

robustly

validated,

management

continued

to
apply

significant

post
-
model

adjustments.
These   adjustments
were

benchmarked

against

coverage

ratio

levels

as

of

30 June
2021 ,
when

a

partial
n
et

release

of

USD

91

million

was
recognized, corresponding to one third of

the accumulated effect
of

scenario

improvements,

following

comprehensive

expert
assessment and judgment, and

were also deemed appropriate

for
year-end 2021 reporting. The post-model adjustments relating to
COVID-19 amounted to

USD
224

million as

of 31 December

2021
(2020: USD
117

million in addition to

overlays of USD
16

million
for

other

aspects,

where

model

results

were

deemed

to

be
uncertain).

ECL scenario Assigned weights in %
31.12.21 31.12.20
Upside
5.0
0.0
Baseline
55.0
60.0
Mild downside
10.0
0.0
Severe downside
30.0
40.0

Scenario assumptions
One year

Three years cumulative

31.12.21 Upside Baseline
Mild
downside
Severe
downside Upside Baseline
Mild
downside
Severe
downside
Real GDP growth (% change)
United States
9.1
4.4
(0.1)
(5.9)
17.8
10.1
1.8
(3.8)
Eurozone
9.4
3.9
(0.1)
(8.7)
17.3
7.5
0.9
(10.3)
Switzerland
5.5
2.4
(0.9)
(6.6)
13.1
5.8
(0.1)
(5.7)
Consumer price index (% change)
United States
3.1
2.2
5.7
(1.2)
9.5
6.3
13.0
0.4
Eurozone
2.3
1.4
4.2
(1.3)
8.0
4.8
10.4
(1.7)
Switzerland
1.8
0.3
3.5
(1.8)
6.1
1.7
9.0
(1.6)
Unemployment rate (end-of-period level, %)
United States
3.0
3.9
6.1
10.9
3.0
3.5
7.2
10.8
Eurozone
6.2
7.4
8.7
12.9
6.0
7.2
9.1
15.1
Switzerland
2.3
2.5
3.4
5.2
1.6
2.3
4.2
5.9
Fixed income: 10-year government bonds (change in yields, basis points)
USD
50.0
16.5
259.2
(50.0)
170.0
41.2
329.2
(15.0)
EUR
40.0
11.1
283.8
(35.0)
140.0
34.9
349.3
(25.0)
CHF
50.0
12.1
245.5
(70.0)
150.0
34.4
307.3
(35.0)
Equity indices (% change)
S&P 500
12.0
14.1
(27.0)
(50.2)
35.5
24.7
(21.8)
(40.1)
EuroStoxx 50
16.0
12.3
(23.4)
(57.6)
41.6
20.7
(19.9)
(50.4)
SPI
14.0
12.1
(22.9)
(53.6)
37.9
19.1
(19.6)
(44.2)
Swiss real estate (% change)
Single-Family Homes

5.1
4.4
(4.3)
(17.0)
15.5
7.4
(8.8)
(30.0)
Other real estate (% change)
United States (S&P / Case-Shiller)
10.0
3.5
(2.3)
(9.5)
21.7
7.1
(8.7)
(26.3)
Eurozone (House Price Index)
8.4
5.1
(4.0)
(5.4)
17.8
9.6
(7.6)
(10.8)

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20

Expected credit loss measurement (continued)
Scenario assumptions
One year

Three years cumulative

31.12.20 Baseline Severe downside Baseline Severe downside
Real GDP growth (% change)
United States
2.7
(5.9)
9.1
(3.8)
Eurozone
2.5
(8.7)
9.9
(10.3)
Switzerland
3.3
(6.6)
9.0
(5.7)
Consumer price index (% change)
United States
1.7
(1.2)
5.5
0.4
Eurozone
1.4
(1.3)
3.9
(1.7)
Switzerland
0.3
(1.8)
0.9
(1.6)
Unemployment rate (end-of-period level, %)
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

and PD

increases to
100% (or vice versa);
–

changes in models or updates to model parameters;
–

write-off; and
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
USD million Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2020
(1,468)
(306)
(333)
(829)
Net movement from new and derecognized transactions
1
(59)
(72)
13
0
of which: Private clients with mortgages
(7)
(10)
3
0
of which: Real estate financing
(7)
(11)
4
0
of which: Large corporate clients
(13)
(21)
7
0
of which: SME clients
(8)
(8)
0
0
of which: Other
(24)
(23)
(2)
0

of which: Financial intermediaries and hedge funds
(21)
(18)
(4)
0

of which: Loans to financial advisors
0
(1)
1
0
Remeasurements with stage transfers
2
(40)
8
0
(49)
of which: Private clients with mortgages
(9)
4
(13)
0
of which: Real estate financing
(3)
1
(4)
0
of which: Large corporate clients
2
(2)
12
(8)
of which: SME clients
(27)
5
4
(36)
of which: Other
(3)
0
2
(4)

of which: Financial intermediaries and hedge funds
2
(1)
3
0

of which: Loans to financial advisors
0
1
(1)
0
Remeasurements without stage transfers
3
203
55
74
74
of which: Private clients with mortgages
33
8
26
(1)
of which: Real estate financing
30
13
13
3
of which: Large corporate clients
44
5
21
17
of which: SME clients
53
(1)
1
53
of which: Other
44
29
14
2

of which: Financial intermediaries and hedge funds
27
15
12
0

of which: Loans to financial advisors
6
8
1
(3)
Model changes
4
45
29
16
0
Movements with profit or loss impact
5
148
19
104
25
Movements without profit or loss impact (write-off, FX and other)
6
154
5
9
141
Balance as of 31 December 2021
(1,165)
(282)
(220)
(662)
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

in forward

-looking macroeconomic

conditions,

changes in

the exposure

profile,

PD and

LGD changes,

and unwinding

of the

time value.

4 Represents the change in the allowances and provisions related to changes in models and methodologies.

5 Includes ECL movements from new and derecognized transactions, remeasurement changes, model and methodology changes.

6 Represents the

decrease in

allowances and

provisions resulting

from write-offs

of the ECL

allowance against

the gross carrying

amount when all

or part of

a financial asset

is deemed
uncollectible or forgiven and movements in foreign exchange rates.

In

2021,

ECL

allowances

and

provisions

decreased

by

USD
148
million from net credit loss releases impacting profit or loss:
–

a

USD
59

million

net

increase

from

new

and

derecognized
transactions

that

resulted

from

a

USD
72

million

stage 1
increase

primarily

in

the

corporate

lending

and

real

estate
lending portfolio,

offset by

a USD
13

million net release

from
stage 2

positions,

driven

by

positions

that

were

terminated
before their contractual maturity;

–

a USD
163

million net decrease from book quality movements
that
resulted

from

a

USD

203

million

net

decrease

from
remeasurements

without

stage transfers,

with

approximately
half of

that related to

corporate lending –

another significant
portion related to

real estate-related lending,

primarily due to
the partial release of a

post-model adjustment, partially offset
by USD
40

million from transactions moving

from stages 1 and
2

into

stages 2

and

3,

respectively,

primarily

related

to

SME
clients;

and
–

a USD
45

million net decrease that resulted from a number

of
model changes.

An amount of

USD
25

million related to

the
Large corporate

clients

segment in

the Investment

Bank. The
remainder related to various

segments in Personal &

Corporate
Banking and Global Wealth Management.

In

addition

to

the

movements

impacting

profit

or

loss,
allowances decreased by USD
154

million as a result

of USD
137
million

of

write-offs and

USD
18

million

from

foreign

exchange
and other movements, both of which

did not impact the income
statement.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 20

Expected credit loss measurement (continued)

Development of ECL allowances and

provisions
USD million Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2019
(1,029)
(181)
(160)
(688)
Net movement from new and derecognized transactions
1
(28)
(90)
17
46
of which: Private clients with mortgages
(2)
(3)
2
0
of which: Real estate financing
(3)
(5)
2
0
of which: Large corporate clients
(32)
(29)
(4)
0
of which: SME clients
(16)
(14)
(3)
0
of which: Other
26
(39)
20
46

of which: Securities financing transactions REIT
32
(1)
15
17

of which: Loans to financial advisors
9
(1)
9
0

of which: Lombard loans
23
(6)
0
29

of which Financial intermediaries

(20)
(15)
(5)
0
Remeasurements with stage transfers
2
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

of which Commodity trade finance
(59)
0
0
(59)
Remeasurements without stage transfers
3
(271)
(88)
(47)
(136)
of which: Private clients with mortgages
(34)
(19)
(8)
(7)
of which: Real estate financing
(14)
(4)
(11)
1
of which: Large corporate clients
(149)
(53)
(17)
(79)
of which: SME clients
(13)
0
(7)
(6)
of which: Other
(60)
(11)
(4)
(44)

of which: Loans to financial advisors
(18)
(12)
(3)
(3)

of which: Lombard loans
(3)
6
0
(9)

of which: Credit cards
(12)
0
0
(12)
Model changes
4
32
21
11
0
Movements with profit or loss impact
5
(694)
(112)
(154)
(429)
Movements without profit or loss impact (write-off, FX and other)
6
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

in forward

-looking macroeconomic

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

As explained in Note

1a, the assessment of

a significant increase
in

credit

risk

(
SICR )
considers

a

number

of

qualitative

and
quantitative

factors

to

determine

whether

a

stage

transfer
between

stage 1

and

stage 2

is

required,

although

the

primary
assessment considers changes in PD based

on rating analyses and
economic

outlook.

Additionally,

UBS

takes

into

consideration
counterparties that

have moved

to a

credit watch

list and

those
with payments that are at least 30 days past due.

ECL stage 2 (“significant deterioration

in credit risk”) allowances / provisions as of 31 December

2021 – classification by trigger
USD million Stage 2
of which:
PD layer
of which:
watch list
of which:
≥30 days

past due
On-and off-balance sheet

(220)
(158)
(22)
(39)
of which: Private clients with mortgages
(71)
(54)
0
(17)
of which: Real estate financing
(43)
(38)
0
(4)
of which: Large corporate clients
(55)
(40)
(15)
0
of which: SME clients
(30)
(19)
(7)
(4)
of which: Financial intermediaries and hedge funds
(6)
(6)
0
0
of which: Loans to financial advisors
(3)
0
0
(3)
of which: Credit cards
(11)
0
0
(11)
of which: Other
(1)
(1)
0
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

exposure to
credit risk for which

they serve as

security. The “Risk management
and control” section of this

report describes management’s view
of credit risk and

the related exposures,

which can differ

in certain
respects from the requirements of IFRS.

Maximum exposure to credit risk

31.12.21
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD billion
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by securities
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

amortized cost on the balance sheet
Cash and balances at central banks
192.8

192.8
Loans and advances to banks
4
15.5
0.1

0.1
15.3
Receivables from securities financing transactions
75.0
0.0
68.0
6.9

0.0
Cash collateral receivables on derivative instruments
5,6
30.5

18.4

12.1
Loans and advances to customers
7
397.8
37.5
128.7
191.3
20.2

4.0
16.2
Other financial assets measured at amortized cost
26.2
0.2
0.1

0.0
1.3

24.6
Total financial assets measured at amortized cost
737.8
37.7
196.9
191.3
28.4
18.4
0.0
4.0
261.0
Financial assets measured at fair value

through other comprehensive income – debt
8.8

8.8
Total maximum exposure to credit risk

reflected on the balance sheet in scope of ECL
746.6
37.7
196.9
191.3
28.4
18.4
0.0
4.0
269.8
Guarantees
8
20.9
1.3
6.5
0.2
2.5

2.3
8.1
Loan commitments
8
39.4
0.5
4.0
2.4
7.3

0.3
1.7
23.1
Forward starting transactions, reverse repurchase
and securities borrowing agreements
1.4

1.4

0.0
Committed unconditionally revocable credit lines
40.7
0.3
9.0
6.2
3.9

0.5
20.9
Total maximum exposure to credit risk not

reflected on the balance sheet, in scope of ECL
102.5
2.2
20.9
8.7
13.7
0.0
0.3
4.5
52.1
31.12.20
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD billion
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by securities
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

amortized cost on the balance sheet
Cash and balances at central banks
158.2

158.2
Loans and advances to banks
4
15.4
0.1

15.3
Receivables from securities financing transactions
74.2
0.0
67.1

7.0

0.0
Cash collateral receivables on derivative instruments
5,6
32.7

21.1

11.6
Loans and advances to customers
7
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
Guarantees
8
17.0
0.7
5.0
0.2
1.7

2.5
7.0
Loan commitments
8
41.2
0.0
4.2
2.1
6.8

0.4
2.4
25.3
Forward starting transactions, reverse repurchase
and securities borrowing agreements
3.2

3.2

0.0
Committed unconditionally revocable credit lines
40.1
0.1
10.3
6.2
2.7

0.0
20.7
Total maximum exposure to credit risk not

reflected on the balance sheet, in scope of ECL
101.6
0.8
22.7
8.5
11.2
0.0
0.4
4.9
53.0
1 Of which: USD
1,443

million for 31 December 2021 (31 December 2020: USD
1,983

million) relates to total credit-impaired financial assets measured at amortized cost and USD
130

million for 31 December 2021
(31 December 2020: USD
154

million) to total off-balance sheet

financial instruments and credit

lines for credit-impaired positions.

2 Collateral arrangements generally

incorporate a range of

collateral, including
cash, securities, real estate and other collateral. UBS applies a risk-based approach that generally prioritizes collateral according to its liquidity profile.

3 Includes but is not limited to life

insurance contracts, inventory,
mortgage loans, gold and other commodities.

4 Loans and advances to banks include amounts held with third-party banks on behalf of clients.

The credit risk associated with these balances may be borne by those clients.

5 Included within Cash collateral receivables

on derivative instruments are margin balances due

from exchanges or clearing houses.

Some of these margin balances reflect amounts

transferred on behalf of
clients who retain the associated credit risk.

6 The amount shown in the “Netting” column represents the netting potential not recognized on the balance sheet. Refer to Note 22 for more information.

7 In 2021,
the collateral allocation was updated

to reflect additional cash collateral

and custody accounts that are also

available as security for certain

on-balance sheet lending. This resulted

in an increase in loans secured

by
cash, with an offsetting reduction in loans secured by real estate and loans secured by securities.

8 The amount shown in the “Guarantees” column includes sub-participations.

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
USD million 31.12.21
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks
191,015
1,802
0
0
0
0
192,817
0
192,817
of which: stage 1
191,015
1,802
0
0
0
0
192,817
0
192,817
Loans and advances to banks
407
12,623
1,171
795
490
1
15,488
(8)
15,480
of which: stage 1
407
12,623
1,146
795
488
0
15,460
(7)
15,453
of which: stage 2
0
0
24
0
2
0
27
(1)
26
of which: stage 3
0
0
0
0
0
1
1
0
1
Receivables from securities financing transactions

34,386
11,267
10,483
17,440
1,439
0
75,014
(2)
75,012
of which: stage 1
34,386
11,267
10,483
17,440
1,439
0
75,014
(2)
75,012
Cash collateral receivables on derivative instruments
7,466
13,476
5,878
3,647
47
0
30,514
0
30,514
of which: stage 1
7,466
13,476
5,878
3,647
47
0
30,514
0
30,514
Loans and advances to customers
5,295
232,233
67,620
69,892
21,423
2,148
398,611
(850)
397,761
of which: stage 1
5,295
231,153
65,084
62,796
16,362
0
380,690
(126)
380,564
of which: stage 2
0
1,080
2,536
7,096
5,061
0
15,773
(152)
15,620
of which: stage 3
0
0
0
0
0
2,148
2,148
(572)
1,577
Other financial assets measured at amortized cost
12,564
6,702
321
6,072
394
264
26,318
(109)
26,209
of which: stage 1
12,564
6,693
307
5,863
317
0
25,745
(27)
25,718
of which: stage 2
0
10
13
209
77
0
309
(7)
302
of which: stage 3
0
0
0
0
0
264
264
(76)
189
Total financial assets measured at amortized cost
251,133
278,103
85,472
97,846
23,793
2,414
738,762
(969)
737,794
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments
3,996
4,771
0
77
0
0
8,844
0
8,844
Total on-balance sheet financial instruments
255,130
282,874
85,472
97,923
23,793
2,414
747,606
(969)
746,638
Off-balance sheet positions subject to expected

credit loss by rating category
USD million 31.12.21
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off -
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet financial instruments
Guarantees

4,457
7,064
4,535
3,757
1,009
150
20,972
(41)
of which: stage 1
4,457
7,037
4,375
3,075
752
0
19,695
(18)
of which: stage 2
0
27
160
682
258
0
1,127
(8)
of which: stage 3
0
0
0
0
0
150
150
(15)
Irrevocable loan commitments
2,797
14,183
7,651
8,298
6,502
46
39,478
(114)
of which: stage 1
2,797
13,917
7,416
7,127
5,840
0
37,097
(72)
of which: stage 2
0
266
235
1,171
663
0
2,335
(42)
of which: stage 3
0
0
0
0
0
46
46
0
Forward starting reverse repurchase and securities borrowing agreements
0
0
55
1,389
0
0
1,444
0
Total off-balance sheet financial instruments
7,254
21,247
12,241
13,444
7,512
196
61,894
(155)
Credit lines
Committed unconditionally revocable credit lines
2,636
15,594
8,627
9,752
4,107
63
40,778
(38)
of which: stage 1
2,636
15,250
8,304
8,346
3,671
0
38,207
(28)
of which: stage 2
0
344
323
1,406
436
0
2,508
(10)
of which: stage 3
0
0
0
0
0
63
63
0
Irrevocable committed prolongation of existing loans
17
2,438
1,422
1,084
602
48
5,611
(3)
of which: stage 1
17
2,438
1,422
1,082
568
0
5,527
(3)
of which: stage 2
0
0
0
1
34
0
36
0
of which: stage 3
0
0
0
0
0
48
48
0
Total credit lines
2,653
18,032
10,049
10,836
4,709
111
46,390
(41)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Note 20

Expected credit loss measurement (continued)
Financial assets subject to credit risk by rating

category
USD million 31.12.20
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
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
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
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
Total credit lines
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

looks

for

scenario
narratives

that reflect

the key risk

drivers of

a given credit

portfolio.
As forecasting models are complex, due to the combination

of
multiple

factors,

simple

what-if

analyses

involving

a

change

of
individual

parameters

do

not

necessarily

provide

realistic
information

on

the

exposure

of

segments

to

changes

in

the
macroeconomy. Portfolio

-specific analyses based on their key risk
factors would also not be meaningful, as potential compensatory effects

in

other

segments

would

be

ignored.

The

table

below
indicate s
some

sensitivities

to

ECL
s
if

a

key

macroeconomic
variable for the forecasting period is amended

across all scenarios
with all other factors remaining unchanged.

Potential effect on stage 1 and stage 2

positions from changing key parameters as of

31 December 2021

USD million Baseline Upside Mild downside Severe downside
Weighted average

Change in key parameters
Fixed income: Government bonds (absolute change)
–0.50%
(1)
0
(29)
(9)
(4)
+0.50%
1
1
39
11
5
+1.00%
4
2
88
23
14
Unemployment rate (absolute change)
–1.00%
(2)
(2)
(30)
(48)
(13)
–0.50%
(1)
(1)
(17)
(27)
(7)
+0.50%
1
1
21
31
8
+1.00%
3
2
47
68
18
Real GDP growth (relative change)
–2.00%
4
2
8
17
10
–1.00%
2
1
4
8
5
+1.00%
(1)
0
(10)
(8)
(4)
+2.00%
(2)
0
(14)
(16)
(7)
House Price Index (relative change)
–5.00%
6
4
50
73
24
–2.50%
3
2
24
34
12
+2.50%
(2)
(1)
(26)
(31)
(11)
+5.00%
(4)
(3)
(46)
(31)
(13)
Equity (S&P500, EuroStoxx, SMI) (relative change)
–10.00%
2
2
5
6
5
–5.00%
1
0
2
3
2
+5.00%
(1)
0
(2)
(3)
(2)
+10.00%
(2)
0
(4)
(6)
(3)

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
As shown

in

the

table

on the

bottom

of

this

page,

the

ECL
for

stage 1

and

stage

2

positions

would

have

been

USD
387
million

(31

December

2020:
USD
442

million)

instead

o
f
USD
503

million

(31 December

2020:

USD
639

million)

if

ECL
had

been

determined

solely

on

the

baseline

scenario.

The
weighted

average

ECL

therefore

amounts

to
130
%
(31 December 2020:
145
%) of the baseline value. The effects of
weighting

each

of

the

four

scenarios

100%

are

shown

in

the
table below.
Stage allocation and SICR
The

determination

of

what

constitutes

a
n
SICR

is

based

on
management

judgment, as

explained in

Note 1a. Changing

the
SICR trigger

will have

a direct

effect on

ECLs, as

more or

fewer
positions would be subject to lifetime ECLs under any scenario.

The

relevance

of

the

SICR

trigger

on

overall

ECL

is
demonstrated

in

the

table

below

with

the

indication

that

the
ECL allowances

and provisions

for stage 1 and

stage 2 positions
would have been USD
1,060

million if all non-impaired

positions
across

the

portfolio

had

been

measured

for

lifetime

ECLs
irrespective

of their actual SICR status. This

amount compares to
actual

stage 1

and

2

allowances

and

provisions

of

USD
503
million as

of 31 December

2021.

Potential

effect on

stage 1

and stage

2 positions

from changing

scenario

weights

or moving

to an ECL

lifetime

calculation

as of 31

December

2021

Actual ECL
allowances and
provisions,
including staging
(as per Note 9)

Pro forma ECL allowances and provisions, including staging

and assuming application of 100% scenario weighting

Pro forma ECL
allowances and
provisions,
assuming all
positions being
subject to lifetime
ECL

Scenarios Weighted average 100% Baseline 100% Upside
100% Mild
downside
100% Severe
downside Weighted average
USD million, except where indicated
Segmentation
Private clients with mortgages
(95)
(53)
(52)
(119)
(207)
(277)
Real estate financing
(62)
(50)
(48)
(101)
(97)
(118)
Large corporate clients
(150)
(116)
(107)
(148)
(244)
(257)
SME clients
(65)
(56)
(55)
(71)
(91)
(117)
Other segments
(130)
(112)
(108)
(135)
(166)
(291)
Total
(503)
(387)
(370)
(574)
(806)
(1,060)

Maturity profile
The maturity profile is an important driver for changes

in ECL due
to transfers

to stage 2

and from

stage 2 to

stage 1. The

current
maturity profile of most lending books is relatively

short; hence a
movement

to

stage 2

may

have

a

moderate

effect

on

ECLs.

A
significant portion

of our

lending to

SMEs is

documented under
multi-purpose

credit agreements,

which allow

for various

forms
of

utilization

but

are

unconditionally

cancelable

by

UBS

at

any
time. For drawings under such agreements with a

fixed maturity,
the respective term is applied for ECL calculations,

or a maximum
of 12 months in stage 1. For unused credit lines and all

drawings
that have no fixed

maturity (e.g., current accounts),

UBS generally
applies a

12-month maturity

from the

reporting date,

given the
credit review policies, which require either

continuous monitoring
of key indicators

and behavioral patterns

for smaller positions

or
an annual

formal review

for any

other limit.

The ECLs

for these
products

are

sensitive

to

shortening

or

extending

the

maturity
assumption.

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

be reviewed

and approved

by key

stakeholders
from the risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value is with the business divisions.

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

the quality of third

-party pricing sources

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

prices or valuation techniques
1
31.12.21 31.12.20
USD million Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
113,697
14,825
2,299
130,821
107,507
15,553
2,337
125,397
of which:
Equity instruments
97,958
1,090
149
99,197
90,307
1,101
171
91,579
Government bills / bonds
7,135
1,351
10
8,496
9,028
2,207
10
11,245
Investment fund units
7,843
1,364
21
9,229
7,374
1,794
23
9,192
Corporate and municipal bonds
708
7,604
556
8,868
789
8,356
817
9,961
Loans
0
3,099
1,443
4,542
0
1,860
1,134
2,995
Asset-backed securities
53
317
120
489
8
236
181
425
Derivative financial instruments
522
116,479
1,140
118,142
795
157,068
1,754
159,617
of which:
Foreign exchange contracts
255
53,043
7
53,305
319
68,424
5
68,749
Interest rate contracts
0
32,747
494
33,241
0
50,353
537
50,890
Equity / index contracts
0
27,861
384
28,245
0
33,990
853
34,842
Credit derivative contracts
0
1,179
236
1,414
0
2,008
350
2,358
Commodity contracts
0
1,590
16
1,606
0
2,211
6
2,217
Brokerage receivables
0
21,839
0
21,839
0
24,659
0
24,659
Financial assets at fair value not held for trading
2
27,278
28,622
4,180
60,080
40,986
35,435
3,942
80,364
of which:
Financial assets for unit-linked investment contracts
21,110
187
6
21,303
20,628
101
2
20,731
Corporate and municipal bonds
123
13,937
306
14,366
290
16,957
372
17,619
Government bills / bonds
5,624
3,236
0
8,860
19,704
3,593
0
23,297
Loans
0
4,982
892
5,874
0
7,699
862
8,561
Securities financing transactions
0
5,704
100
5,804
0
6,629
122
6,751
Auction rate securities
0
0
1,585
1,585
0
0
1,527
1,527
Investment fund units
338
574
117
1,028
278
447
105
831
Equity instruments
83
2
681
765
86
0
544
631
Other
0
0
495
495
0
10
408
418
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income
2
2,704
6,140
0
8,844
1,144
7,114
0
8,258
of which:
Asset-backed securities
0
4,849
0
4,849
0
6,624
0
6,624
Government bills / bonds
2,658
27
0
2,686
1,103
47
0
1,150
Corporate and municipal bonds
45
1,265
0
1,310
40
444
0
485
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
5,258
0
0
5,258
6,264
0
0
6,264
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
3
0
0
26
26
0
1
245
246
Total assets measured at fair value
149,459
187,905
7,645
345,010
156,696
239,831
8,278
404,805

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
31.12.21 31.12.20
USD million Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
25,413
6,170
105
31,688
26,888
6,652
55
33,595
of which:
Equity instruments
18,328
513
83
18,924
22,519
425
40
22,985
Corporate and municipal bonds
30
4,219
17
4,266
31
4,048
9
4,089
Government bills / bonds
5,883
826
0
6,709
3,642
1,036
0
4,678
Investment fund units
1,172
555
6
1,733
696
1,127
5
1,828
Derivative financial instruments
509
118,558
2,242
121,309
746
156,884
3,471
161,102
of which:
Foreign exchange contracts
258
53,800
21
54,078
316
70,149
61
70,527
Interest rate contracts
0
28,398
278
28,675
0
43,389
527
43,916
Equity / index contracts
0
33,438
1,511
34,949
0
38,870
2,306
41,176
Credit derivative contracts
0
1,412
341
1,753
0
2,403
528
2,931
Commodity contracts
0
1,503
63
1,566
0
2,003
24
2,027
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
44,045
0
44,045
0
38,742
0
38,742
Debt issued designated at fair value
2
0
59,606
14,194
73,799
0
50,273
10,970
61,243
Other financial liabilities designated at fair value
2
0
29,258
816
30,074
0
29,671
716
30,387
of which:
Financial liabilities related to unit-linked investment contracts
0
21,466
0
21,466
0
20,975
0
20,975
Securities financing transactions
0
6,375
2
6,377
0
7,317
0
7,317
Over-the-counter debt instruments
0
1,334
794
2,128
0
1,363
697
2,060
Total liabilities measured at fair value
25,922
257,637
17,357
300,916
27,635
282,222
15,212
325,069
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 As of 31 December 2021, USD
17

billion (31 December 2020: USD
21

billion) of Financial assets at fair value not

held for trading, USD
8

billion (31 December 2020: USD
8

billion) of Financial assets measured at
fair value through other

comprehensive income, USD
36

billion (31 December 2020:

USD
16

billion) of Debt issued

designated at fair value

and USD
1

billion (31 December 2020:

USD
1

billion) of Other financial
liabilities designated at fair value are expected to be recovered or settled after 12 months.

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

industry-
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

closed-
form analytical

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

Residential

mortgage
-
backed

securities
, c
ommercial

mortgage
-
backed

securities

and

other

ABS

are
generally classified as Level 2. However,

if significant inputs are unobservable,

or if market or fundamental
data is not available, they are classified as Level

3.
Auction rate
securities (ARS)
Valuation –

ARS

are

valued

utilizing

a

discounted

cash

flow

methodology.

The

model

captures

interest

rate

risk
emanating from the note coupon, credit risk attributable to the underlying closed-end fund investments,
liquidity risk as a function of the level of trading volume in these positions, and extension risk, as ARS are
perpetual instruments that require an assumption

regarding their maturity or issuer redemption

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

a discount curve based

on funding
rates

derived

from

overnight

interest

in

the

cheapest

eligible
currency for the respective counterparty collateral agreement.

Uncollateralized

and

partially

collateralized

derivatives

are
discounted

using

the

alternative

reference

rate

(the

ARR)

(or
equivalent) curve for the currency

of the instrument. As described
in

Note
2 1 d ,
the

fair

value

of

uncollateralized

and

partially
collateralized

derivatives

is

then

adjusted

by

credit

valuation
adjustments

(
CVA s) ,
debit

valuation

adjustments

(
DVA s)   and
funding valuation adjustments (FVAs), as

applicable, to reflect an
estimation

of

the

effect

of

counterparty

credit

risk,

UBS’s

own
credit risk, and funding costs and benefits.
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

as Level 2,

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

exceed standard market-
observable quotes.
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

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 21

Fair value measurement (continued)
Derivative product Valuation and classification in the fair value hierarchy
Foreign exchange
contracts
Valuation –

Open spot foreign exchange (FX)

contracts are valued using the FX spot rate

observed in the market.
–

Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources.
–

Over-the-counter (OTC) FX

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
Fair value hierarchy –

Individual

commodity contracts

are

typically classified

as

Level 2,

because

active

forward and

volatility
market data is available.

Note 21

Fair value measurement (continued)
d) Valuation adjustments and other items
The output of a

valuation technique is

always an estimate of

a fair
value

that

cannot

be

measured

with

complete

certainty.

As

a
result, valuations are adjusted, where appropriate and when such factors would be considered by market participants

in estimating
fair value, to

reflect close-out costs,

credit exposure, model-driven
valuation

uncertainty,

funding

costs

and

benefits,

trading
restrictions and other factors.

The table below summarizes the

valuation adjustment reserves
recognized on the balance sheet. Details about each category are provided further below.

Valuation adjustment reserves on the balance sheet
As of
Life-to-date gain / (loss), USD million 31.12.21 31.12.20 31.12.19
Deferred day-1 profit or loss reserves
418
269
146
Own credit adjustments on financial liabilities designated at fair value
(315)
(381)
(88)
CVAs, FVAs,

DVAs and other valuation adjustments
(1,004)
(959)
(706)

Deferred day-1 profit or loss reserves
For

new

transactions

where

the

valuation

technique

used

to
measure fair

value requires

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
s
observable

or

when

the
transaction is closed out.
The

table

below

summarizes

the

changes

in

deferred

day-1
profit or loss reserves during the respective period.

Deferred day-1 profit or loss reserves
USD million 2021 2020 2019
Reserve balance at the beginning of the year
269
146
255
Profit / (loss) deferred on new transactions
459
362
171
(Profit) / loss recognized in the income statement
(308)
(238)
(278)
Foreign currency translation
(2)
0
(2)
Reserve balance at the end of the year
418
269
146

Own credit

Own

credit

risk

is

reflected

in

the

valuation

of

UBS’s

fair

value
option liabilities where

this component is considered relevant

for
valuation

purposes

by

UBS’s

counterparties

and

other

market
participants.
Changes in

the fair

value of

financial liabilities

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

the table below,
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
unrealized OCA

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
Included in Other comprehensive income
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Recognized during the period:
Realized gain / (loss)

(14)
2
8
Unrealized gain / (loss)

60
(295)
(408)
Total gain / (loss), before tax
46
(293)
(400)
As of

USD million 31.12.21 31.12.20 31.12.19
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)

(315)
(381)
(88)

Credit valuation adjustments
In order to measure

the fair value of

OTC derivative instruments,
including

funded

derivative

instruments

that

are

classified

as
Financial assets at

fair value

not held for

trading,

CVAs are needed
to

reflect

the

credit

risk

of

the

counterparty

inherent

in

these
instruments. This

amount represents

the estimated

fair value

of
protection required

to hedge the counterparty credit

risk of such
instruments.

A

CVA

is

determined

for

each

counterparty,
considering

all

exposures

with

that

counterparty,

and

is
dependent

on

the

expected

future

value

of

exposures,

default
probabilities

and

recovery

rates,

applicable

collateral

or

netting
arrangements,

break

clauses,

funding

spreads
,
and

other
contractual factors.

Funding valuation adjustments
FVAs

reflect

the

costs

and

benefits

of

funding

associated

with
uncollateralized and

partially collateralized

derivative receivables
and

payables

and

are

calculated

as

the

valuation

effect

from
moving

the

discounting

of

the

uncollateralized

derivative

cash
flows from the ARR to OCA using the CVA framework, including the probability of counterparty default.

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

The bid–
offer spreads used in

the calculation of this valuation adjustment
are obtained from market transactions

and other relevant sources
and are updated periodically.
Uncertainties

associated

with

the

use
of

model
- based
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
Other items
In the first half of 2021,

UBS incurred a loss of

USD
861

million as
a

result

of

closing

out

a

significant

portfolio

of

swaps

with

a
US-based

client

of

its

prime

brokerage

business

and

the
unwinding of

related hedges,

following the

client’s default.

This
loss

is

presented

within
Other

net

income

from

financial
instruments measured at fair value through profit or loss
.

Valuation adjustments on financial instruments
As of
Life-to-date gain / (loss), USD million 31.12.21 31.12.20
Credit valuation adjustments
1
(44)
(66)
Funding valuation adjustments
(49)
(73)
Debit valuation adjustments
2
0
Other valuation adjustments
(913)
(820)
of which: liquidity
(341)
(340)
of which: model uncertainty
(571)
(479)
1 Amounts do not include reserves against defaulted counterparties.

Note 21

Fair value measurement (continued)

e) Transfers between Level 1 and Level 2
Assets and liabilities transferred

from Level 2 to

Level 1 during 2021 were

not material. Assets and

liabilities transferred from Level 1
to Level 2 during 2021 were also not material.

f) Level 3 instruments: valuation techniques and inputs

The

table

below

presents

material

Level 3

assets

and

liabilities,
together

with

the

valuation

techniques

used

to

measure

fair
value,

the

inputs

used

in

a

given

valuation

technique

that

are
considered significant as

of 31 December

2021 and

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
Fair value
Significant
unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
31.12.21 31.12.20
USD billion 31.12.21 31.12.20 31.12.21 31.12.20 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
0.9
1.2
0.0
0.0
Relative value to
market comparable Bond price equivalent
16
143
98
1
143
100
points
Discounted expected
cash flows Discount margin
434
434
268
268
basis
points
Traded loans, loans
measured at fair value,
loan commitments and
guarantees
2.8
2.4
0.0
0.0
Relative value to
market comparable Loan price equivalent
0
101
99
0
101
99
points
Discounted expected
cash flows Credit spread
175
800
436
190
800
398
basis
points
Market comparable
and securitization
model Credit spread
28
1,544
241
40
1,858
333
basis
points
Auction rate securities
1.6
1.5
Discounted expected
cash flows Credit spread
115
197
153
100
188
140
basis
points
Investment fund units
3
0.1
0.1
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
0.8
0.7
0.1
0.0
Relative value to
market comparable Price
Debt issued designated at
fair value
4
14.2
11.0
Other financial liabilities
designated at fair value
0.8
0.7
Discounted expected
cash flows Funding spread
24
175
42
175
basis
points
Derivative financial instruments
Interest rate contracts
0.5
0.5
0.3
0.5
Option model
Volatility of interest
rates
65
81
29
69
basis
points
Credit derivative contracts
0.2
0.3
0.3
0.5
Discounted expected
cash flows
Credit spreads

1
583
1
489
basis
points
Bond price equivalent
2
136
0
100
points
Equity / index contracts
0.4
0.9
1.5
2.3
Option model Equity dividend yields
0
11
0
13
%
Volatility of equity
stocks, equity and
other indices
4
98
4
100
%
Equity-to-FX
correlation
(29)
76
(34)
65
%
Equity-to-equity
correlation
(25)
100
(16)
100
%
1 The ranges of significant

unobservable inputs are represented in

points, percentages and basis

points. Points are a

percentage of par (e.g., 100

points would be 100% of par).

2 Weighted averages are

provided
for most non-derivative financial

instruments and were calculated

by weighting inputs based on

the fair values of the

respective instruments. Weighted

averages are not provided

for inputs related to Other

financial
liabilities designated at

fair value

and Derivative

financial instruments,

as this would

not be meaningful.

3 The

range of

inputs is not

disclosed, as there

is a dispersion

of values

given the diverse

nature of the
investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks,

rates-linked and credit-
linked notes, all of which have embedded derivative parameters that are considered to be unobservable.

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
(either as an outright yield or as a spread to

the relevant benchmark rate).

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

spread, which is a reflection of the

credit quality of
the associated referenced

underlying. The credit

spread of a

particular security is

quoted in relation

to the yield

on a benchmark
security or reference rate, typically either US Treasury or ARR,

and is generally expressed in terms of basis points. An increase

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

to reflect the
market return required for uncertainty in the

estimated cash flows. DM spreads are

a rate or rates applied on top of a floating
index (e.g., Secured Overnight Financing

Rate (SOFR)) to discount expected

cash flows. Generally, a decrease

/ (increase) in the
DM in isolation would result in a higher / (lower)

fair value.
–

The high end

of the

range relates

to securities

that are priced

low within

the market

relative to the

expected cash

flow schedule.
This indicates

that the

market is

pricing an

increased risk

of credit

loss into

the security

that is

greater than

what is

being
captured by the

expected cash

flow generation process.

The low e

nds of

the ranges are

typical of funding

rates on

better-
quality instruments.
Funding spread
–

Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral for the transactions. They are not representative of where UBS can fund itself on an unsecured basis, but

provide an
estimate of where UBS can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points,

and if funding spreads widen, this increases the

effect of discounting.

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
of the share price,

with the lowest limit

of 0% representing

a stock that is

not expected to pay

any dividend. The

dividend yield
and timing represent the

most significant parameter in determining

fair value for instruments

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

inter-
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
1
31.12.21 31.12.20
USD million
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans designated at fair value, loan commitments and guarantees
19
(13)
29
(28)
Securities financing transactions
41
(53)
40
(52)
Auction rate securities
66
2
(66)
2
105
(105)
Asset-backed securities
20
(20)
41
(41)
Equity instruments
173
(146)
129
(96)
Interest rate derivative contracts, net
29
(19)
11
(16)
Credit derivative contracts, net
5
(8)
10
(14)
Foreign exchange derivative contracts, net
19
(11)
20
(15)
Equity / index derivative contracts, net
368
(335)
318
(294)
Other
50
(73)
91
(107)
Total
790
(744)
794
(768)
1 Sensitivity of issued and

over-the-counter debt instruments

is reported with the equivalent

derivative or securities financing

instrument.

2 Includes refinements applied in estimating

valuation uncertainty across
various parameters and a change in assumptions regarding the underlying statistical distribution.

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
2019
Net gains /
losses
included in
income
1
of which:
related to
Level 3
instruments
held at the
end of the
reporting
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign
currency
translation
Balance

as of

31 December
2020
Financial assets at fair value held for
trading
1.8
(0.1)
(0.1)
0.8
(1.4)
1.0
0.0
0.3
0.0
0.0
2.3
of which:
Investment fund units
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
Corporate and municipal bonds
0.5
0.0
0.0
0.7
(0.5)
0.0
0.0
0.1
0.0
0.0
0.8
Loans
0.8
0.0
(0.1)
0.0
(0.7)
1.0
0.0
0.1
0.0
0.0
1.1
Other
0.4
0.0
0.0
0.1
(0.3)
0.0
0.0
0.2
0.0
0.0
0.4
Derivative financial instruments –
assets
1.3
0.3
0.4
0.0
0.0
0.7
(0.5)
0.1
(0.2)
0.1
1.8
of which:
Interest rate contracts
0.3
0.2
0.2
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.5
Equity / index contracts
0.6
0.1
0.1
0.0
0.0
0.6
(0.3)
0.0
(0.1)
0.0
0.9
Credit derivative contracts
0.4
0.0
0.0
0.0
0.0
0.1
(0.2)
0.1
0.0
0.0
0.3
Other
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
Financial assets at fair value not held
for trading
4.0
0.0
0.1
0.8
(0.9)
0.0
0.0
0.1
0.0
0.0
3.9
of which:
Loans
1.2
0.0
0.0
0.3
(0.7)
0.0
0.0
0.0
0.0
0.0
0.9
Auction rate securities
1.5
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.5
Equity instruments
0.5
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
0.0
0.0
0.5
Other
0.7
0.0
0.0
0.4
(0.2)
0.0
0.0
0.0
0.0
0.0
1.0
Derivative financial instruments –
liabilities
2.0
1.3
1.2
0.0
0.0
1.2
(0.9)
0.4
(0.6)
0.1
3.5
of which:
Interest rate contracts
0.1
0.3
0.3
0.0
0.0
0.3
(0.2)
0.2
(0.2)
0.0
0.5
Equity / index contracts
1.3
1.0
0.8
0.0
0.0
0.8
(0.6)
0.1
(0.2)
0.0
2.3
Credit derivative contracts
0.5
0.0
0.0
0.0
0.0
0.1
(0.1)
0.1
(0.2)
0.0
0.5
Other
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.1
Debt issued designated at fair value
9.9
0.2
0.0
0.0
0.0
7.6
(5.7)
0.5
(1.7)
0.2
11.0
Other financial liabilities designated
at fair value
0.8
0.1
0.1
0.0
0.0
0.3
(0.5)
0.0
0.0
0.0
0.7
1 Net gains / losses

included in comprehensive income

are composed of Net interest

income, Other net

income from financial instruments

measured at fair value

through profit or loss

and Other income.

2 Total
Level 3 assets as of 31 December 2021 were USD
7.6

billion (31 December 2020: USD
8.3

billion). Total Level 3 liabilities as of 31 December 2021 were USD
17.4

billion (31 December 2020: USD
15.2

billion).

Note 21

Fair value measurement (continued)

Total gains / losses
included in
comprehensive income
Balance

as of
31 December
2020
2
Net gains /
losses
included in
income
1
of which:
related to
Level 3
instruments
held at the
end of the
reporting
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance

as of

31 December
2021
2
2.3
0.0
(0.1)
0.3
(1.6)
1.2
0.0
0.3
(0.3)
0.0
2.3
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.8
0.0
0.0
0.2
(0.4)
0.0
0.0
0.0
(0.1)
0.0
0.6
1.1
0.0
0.0
0.0
(0.8)
1.2
0.0
0.0
(0.2)
0.0
1.4
0.4
0.0
0.0
0.1
(0.4)
0.0
0.0
0.3
0.0
0.0
0.3
1.8
(0.2)
(0.1)
0.0
0.0
0.5
(0.7)
0.1
(0.3)
0.0
1.1
0.5
0.1
0.1
0.0
0.0
0.1
(0.2)
0.0
(0.1)
0.0
0.5
0.9
(0.1)
(0.1)
0.0
0.0
0.3
(0.4)
0.0
(0.2)
0.0
0.4
0.3
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.2
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
3.9
0.1
0.1
1.0
(0.6)
0.0
0.0
0.1
(0.3)
0.0
4.2
0.9
0.0
0.0
0.6
(0.3)
0.0
0.0
0.0
(0.3)
0.0
0.9
1.5
0.1
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
0.5
0.1
0.1
0.1
(0.1)
0.0
0.0
0.0
0.0
0.0
0.7
1.0
0.0
(0.1)
0.3
(0.2)
0.0
0.0
0.0
0.0
0.0
1.0
3.5
0.2
0.0
0.0
0.0
0.9
(1.8)
0.0
(0.5)
0.0
2.2
0.5
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.3
2.3
0.3
0.1
0.0
0.0
0.8
(1.5)
0.0
(0.4)
0.0
1.5
0.5
(0.1)
(0.1)
0.0
0.0
0.0
0.0
0.0
(0.1)
0.0
0.3
0.1
0.1
0.0
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.1
11.0
0.7
0.6
0.0
0.0
8.0
(4.2)
0.2
(1.2)
(0.2)
14.2
0.7
0.0
0.0
0.0
0.0
0.4
(0.2)
0.0
0.0
0.0
0.8

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

exposure to
credit risk for which

they serve as

security. The “Risk management
and control” section of this

report describes management’s view
of credit risk and

the related exposures,

which can differ

in certain
respects from the requirements of IFRS.

Maximum exposure to credit risk

31.12.21
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD billion
Cash
collateral
received
Collateral-
ized by
securities
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

fair value on the balance sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
22.4

22.4
Derivative financial instruments
4,5
118.1
4.2
103.2
10.7
Brokerage receivables
21.8
21.6
0.2
Financial assets at fair value not

held for trading – debt instruments
6
37.0
11.2
25.7
Total financial assets measured at fair value
199.4
0.0
37.1
0.0
0.0
103.2
0.0
0.0
59.1
Guarantees
7
0.2

0.2
0.0
31.12.20
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD billion
Cash
collateral
received
Collateral-
ized by
securities
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

fair value on the balance sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
24.6
24.6
Derivative financial instruments
4,5
159.6
6.0
138.4
15.2
Brokerage receivables
24.7
24.4
0.3
Financial assets at fair value not

held for trading – debt instruments
6
58.2
13.2

45.0
Total financial assets measured at fair value
267.1
0.0
43.6
0.0
0.0
138.4
0.0
0.0
85.1
Guarantees
7
0.5
0.1
0.3
0.0
1 The maximum exposure to loss is generally equal to the carrying amount and subject to change over time with market movements.

2 These positions are generally managed under the market

risk framework. For
the purpose of this disclosure, collateral

and credit enhancements were not considered.

3 Does not include investment fund units.

4 Includes USD
0

million (31 December 2020: USD
0

million) fair values of loan
commitments and forward starting reverse repurchase agreements classified as derivatives.

The full contractual committed amount of forward starting reverse repurchase agreements (generally highly collateralized) of
USD
27.8

billion (31 December 2020:

USD
21.9

billion) and derivative

loan commitments (generally

unsecured) of USD
8.2

billion, of which

USD
0.8

billion has been sub-participated

(31 December 2020: USD
9.4
billion, of which USD
0.8

billion had been sub-participated), is

presented in Note 10 under notional

amounts.

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

Financial instruments not measured at fair value
31.12.21 31.12.20
Carrying
amount Fair value
Carrying
amount Fair value
USD billion Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total
Assets
2
Cash and balances at central banks
192.8
192.7
0.1
0.0
0.0
192.8
158.2
158.1
0.1
0.0
0.0
158.2
Loans and advances to banks
15.5
14.8
0.0
0.7
0.0
15.5
15.4
14.7
0.0
0.6
0.1
15.4
Receivables from securities financing
transactions
75.0
71.6
0.0
1.3
2.1
75.0
74.2
64.9
0.0
7.6
1.7
74.2
Cash collateral receivables on derivative
instruments
30.5
30.5
0.0
0.0
0.0
30.5
32.7
32.7
0.0
0.0
0.0
32.7
Loans and advances to customers
397.8
163.1
0.0
43.8
190.1
396.9
379.5
172.0
0.0
34.2
174.6
380.8
Other financial assets measured at amortized
cost
26.2
4.1
9.3
10.7
2.4
26.5
27.2
5.3
9.4
10.9
2.3
28.0
Liabilities
2
Amounts due to banks
13.1
9.1
0.0
4.0
0.0
13.1
11.0
8.5
0.0
2.6
0.0
11.0
Payables from securities financing
transactions
5.5
4.1
0.0
1.5
0.0
5.5
6.3
6.0
0.0
0.3
0.0
6.3
Cash collateral payables on derivative
instruments
31.8
31.8
0.0
0.0
0.0
31.8
37.3
37.3
0.0
0.0
0.0
37.3
Customer deposits
542.0
535.4
0.0
6.6
0.0
542.0
524.6
519.4
0.0
5.3
0.0
524.7
Debt issued measured at amortized cost
139.2
15.8
0.0
125.3
0.0
141.1
139.2
16.4
0.0
125.5
0.0
141.9
Other financial liabilities measured at
amortized cost
3
5.4
5.4
0.0
0.0
0.0
5.4
5.8
5.7
0.0
0.0
0.1
5.8
1 Includes certain financial instruments where the carrying amount is a reasonable approximation of the fair value due to the instruments’

short-term nature (instruments that are receivable or payable on demand, or
with a remaining maturity (excluding

the effects of callable

features) of three months or

less).

2 As of 31 December 2021,

USD
0

billion (31 December 2020: USD
0

billion) of Cash and balances

at central banks,
USD
0

billion (31 December 2020: USD
0

billion) of Loans and advances to banks, USD
1

billion (31 December 2020: USD
1

billion) of Receivables from securities financing transactions, USD
175

billion (31 December
2020: USD
163

billion) of Loans and advances to customers, USD
19

billion (31 December 2020: USD
20

billion) of Other financial assets measured at amortized cost, USD
1

billion (31 December 2020: USD
0

billion)
of Amounts due to

banks, USD
3

billion (31 December 2020:

USD
2

billion) of Customer

deposits, USD
84

billion (31 December 2020:

USD
82

billion) of Debt issued

measured at amortized

cost and USD
3

billion
(31 December 2020: USD
3

billion) of Other financial liabilities measured at amortized cost were expected to be recovered or settled after 12 months.

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
UBS

enters

into

netting

agreements

with

counterparties

to
manage the credit risks

associated primarily with repurchase

and
reverse repurchase transactions,

securities borrowing

and lending,
over-the-counter

derivatives,

and

exchange-traded

derivatives.
These

netting

agreements

and

similar

arrangements

generally
enable

the

counterparties

to

set

off

liabilities

against

available
assets received

in the ordinary

course of business

and / or

in the
event

that

the

counterparties

to

the

transaction

are

unable

to
fulfill their contractual obligations.

The tables on this page and the next page

provide a summary
of

financial

assets

and

financial

liabilities

subject

to

offsetting,
enforceable master netting

arrangements and

similar agreements,
as well as

financial collateral received

or pledged to

mitigate credit
exposures for these financial instruments.

The

Group

engages

in

a

variety

of

counterparty

credit

risk
mitigation

strategies

in

addition

to

netting

and

collateral
arrangements. Therefore the net amounts presented in the

tables
on this page and the next page do not purport to

represent their
actual credit risk exposure.

Financial assets subject to offsetting, enforceable

master netting arrangements and similar agreements
Assets subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized on
the balance sheet
3
Assets not
subject to netting
arrangements
4
Total assets
As of 31.12.21, USD billion
Gross assets
before netting
Netting with

gross liabilities
2
Net assets
recognized
on the
balance

sheet
Financial
liabilities
Collateral
received
Assets after
consideration
of
netting
potential
Assets
recognized
on the
balance

sheet
Total assets
after
consideration
of netting

potential
Total assets
recognized

on the

balance
sheet
Receivables from securities

financing transactions
67.7
(13.8)
53.9
(2.9)
(51.0)
0.0
21.1
21.1
75.0
Derivative financial instruments

116.0
(3.6)
112.4
(88.9)
(18.5)
5.0
5.7
10.7
118.1
Cash collateral receivables on

derivative instruments
1
29.4
0.0
29.4
(15.2)
(3.3)
11.0
1.1
12.1
30.5
Financial assets at fair value

not held for trading
93.1
(87.6)
5.5
(1.1)
(4.4)
0.0
54.6
54.6
60.1
of which: reverse

repurchase agreements
93.1
(87.6)
5.5
(1.1)
(4.4)
0.0
0.3
0.3
5.8
Total assets
306.2
(105.0)
201.2
(108.1)
(77.2)
15.9
82.6
98.5
283.7
As of 31.12.20, USD billion
Receivables from securities

financing transactions
70.3
(13.4)
57.0
(1.7)
(55.3)
0.0
17.3
17.3
74.2
Derivative financial instruments

156.9
(5.0)
151.9
(117.2)
(27.2)
7.5
7.7
15.2
159.6
Cash collateral receivables on

derivative instruments
1
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
Liabilities subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized

on the balance sheet
3
Liabilities not
subject

to netting

arrangements
4
Total liabilities
As of 31.12.21, USD billion
Gross
liabilities
before
netting
Netting with

gross assets
2
Net

liabilities
recognized
on the
balance
sheet
Financial
assets
Collateral
pledged
Liabilities
after
consideration of

netting
potential
Liabilities
recognized
on the
balance

sheet
Total

liabilities

after
consideration
of netting
potential
Total

liabilities
recognized
on the
balance

sheet
Payables from securities

financing transactions
16.9
(12.8)
4.1
(1.8)
(2.3)
0.0
1.4
1.4
5.5
Derivative financial instruments

118.4
(3.6)
114.9
(88.9)
(18.1)
7.9
6.4
14.3
121.3
Cash collateral payables on

derivative instruments
1
30.4
0.0
30.4
(13.1)
(3.3)
14.0
1.4
15.4
31.8
Other financial liabilities

designated at fair value
94.8
(88.6)
6.2
(2.2)
(3.8)
0.2
23.9
24.1
30.1
of which: repurchase agreements
94.6
(88.6)
6.0
(2.2)
(3.8)
0.0
0.4
0.4
6.4
Total liabilities
260.6
(105.0)
155.6
(106.0)
(27.5)
22.1
33.1
55.2
188.7
As of 31.12.20, USD billion
Payables from securities

financing transactions
18.2
(13.3)
4.9
(1.6)
(3.3)
0.0
1.4
1.4
6.3
Derivative financial instruments

157.1
(5.0)
152.1
(117.2)
(23.9)
10.9
9.0
19.9
161.1
Cash collateral payables on

derivative instruments
1
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
10,843

million

as

of

31 December 2021 (31 December 2020: USD
12,456

million).
Other restricted financial assets include assets protected under client asset

segregation rules,

assets held

by the

Group’s insurance
entities to back related liabilities to the policy holders, assets held in certain jurisdictions to

comply with explicit

minimum local asset
maintenance requirements. The carrying

amount of the liabilities
associated with these other

restricted financial assets is

generally
equal to the carrying amount of the assets, with the exception of assets held to comply with local asset maintenance requirements, for which the associated liabilities are greater.

Restricted financial assets

USD million 31.12.21 31.12.20
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
of which:
mortgage loans
1
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
of which:
mortgage loans
1
Financial assets pledged as collateral
Financial assets at fair value held for trading
63,725
43,397
64,367
47,098
Loans and advances to customers
18,160
16,330
20,361
18,191
Financial assets at fair value not held for trading
961
961
2,140
2,140
Debt securities classified as Other financial assets measured at amortized
cost
2,234
1,870
2,506
2,506
Financial assets measured at fair value through other comprehensive income
0
0
149
149
Total financial assets pledged as collateral
2
85,079
89,523
Other restricted financial assets
Loans and advances to banks
3,408
3,730
Financial assets at fair value held for trading
392
741
Cash collateral receivables on derivative instruments
4,747
3,765
Loans and advances to customers
1,237
756
Financial assets at fair value not held for trading
22,765
23,243
Financial assets measured at fair value through other comprehensive income
894
0
Other
97
110
Total other restricted financial assets

33,540
32,345
Total financial assets pledged and other restricted financial assets
118,619
121,868
1 All related

to mortgage loans

that serve as

collateral for existing

liabilities toward Swiss

central mortgage

institutions and for

existing covered bond

issuances. Of

these pledged mortgage

loans, approximately
USD
2.7

billion as

of 31

December 2021

(31 December

2020: approximately

USD
2.7

billion) could

be withdrawn

or used

for future

liabilities or

covered bond

issuances without

breaching existing

collateral
requirements.

2 Does not

include assets placed

with central banks

related to undrawn

credit lines and

for payment, clearing

and settlement purposes

(31 December 2021:

USD
4.4

billion; 31 December

2020:
USD
1.3

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
Board
’s

Comprehensive

Capital

Analysis

and

Review
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

Transferred financial assets subject to continued recognition in full

USD million 31.12.21 31.12.20
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties
43,397
17,687
47,098
18,874
relating to securities lending and repurchase agreements in

exchange for cash received
17,970
17,687
19,177
18,874
relating to securities lending agreements in exchange for securities received
24,146
27,595
relating to other financial asset transfers
1,281
326
Financial assets at fair value not held for trading that may be sold or repledged by
counterparties
961
898
2,140
1,378
Debt securities classified as Other financial assets measured at amortized cost that may be
sold or repledged by counterparties
1,870
1,725
2,506
1,963
Financial assets measured at fair value through other comprehensive income that may be sold
or repledged by counterparties
0
0
149
148
Total financial assets transferred
46,227
20,311
51,893
22,363

Transactions

in

which

financial

assets

are

transferred,

but
continue to be recognized

in their entirety on

UBS’s balance sheet
include securities lending

and repurchase agreements

,

as well as
other financial asset

transfers. Repurchase

and securities lending
arrangements are,

for the

most part,

conducted under

standard
market

agreements

and

are

undertaken

with

counterparties
subject to UBS’s normal credit risk control processes.

›

Refer to Note 1a item 2e for more information

about repurchase
and securities lending agreements

As

of
31

December

2021
, approximately
41
%
of

the
transferred

financial

assets

were

assets
held

for

trading
transferred

in

exchange

for

cash,

in

which

case

the

associated
recognized

liability

represents

the

amount

to

be

repaid

to
counterparties. For securities

lending and repurchase

agreements,
a

haircut

of

between
0
%

and
15
%

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
Transferred

financial

assets

that

are

not

subject

to
derecognition in

full but

remain on

the balance

sheet to

the extent
of

the

Group’s

continuing

involvement

were not

material as

of
31 December 2021 and as of 31 December 2020.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 23

Restricted and transferred financial assets (continued)

c) Transferred financial assets that are derecognized in their entirety with continuing involvement
Continuing

involvement

in a

transferred

and fully

derecognized
financial

asset

may

result

from

contractual

provisions

in

the
particular transfer agreement or from

a separate agreement, with
the counterparty or a third party, entered into in connection with the transfer.

The

fair

value

and

carrying

amount

of

UBS’s

continuing
involvement from

transferred positions as

of

31 December 2021
and

31 December

2020

was

not

material.

Life-to-date

losses
reported

in

prior

periods

primarily

relate

to

legacy

positions

in
securitization

vehicles

which

have been

fully marked

down, with

no
remaining exposure

to loss
.
d) Off-balance sheet assets received
The table below presents assets received from third parties that can be sold or repledged and that are not recognized on the

balance
sheet, but that are held as collateral, including amounts that have been sold or repledged.

Off-balance sheet assets received
USD million 31.12.21 31.12.20
Fair value of assets received that can be sold or repledged
497,828
500,689
received as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative and other transactions
1
483,426
487,904
received in unsecured borrowings
14,402
12,785
Thereof sold or repledged
2
367,440
367,258
in connection with financing activities
319,176
315,603
to satisfy commitments under short sale transactions
31,688
33,595
in connection with derivative and other transactions
1
16,575
18,059
1 Includes securities received as initial margin from its clients that UBS is required to remit to central counterparties,

brokers and deposit banks through its exchange-traded derivative clearing and execution services.

2 Does not include off-balance

sheet securities (31 December 2021:

USD
12.7

billion; 31 December 2020:

USD
18.9

billion) placed with central banks

related to undrawn credit

lines and for payment, clearing

and
settlement purposes for which there are no associated liabilities or contingent liabilities.

Note 24

Maturity analysis of financial liabilities
The

residual

contractual

maturities

for

non-derivative

and

non-
trading financial liabilities

as of 31 December 2021

are based on
the earliest date on which UBS could be contractually required to pay.

The

total

amounts

that

contractually

mature

in

each

time
band are also shown for 31 December 2020.

Derivative positions
and

trading

liabilities,

predominantly

made

up

of

short

sale
transactions, are assigned to the
Due within 1 month

column
,

as
this

provides

a

conservative

reflection

of

the

nature

of

these
trading activities. The

residual contractual

maturities may extend
over significantly longer periods.

Maturity analysis of financial liabilities
31.12.21
USD billion
Due within

1 month
Due between

1 and 3 months
Due between

3 and 12 months
Due between

1 and 5 years
Due after

5 years Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks

6.7
2.4
3.5
0.6

13.1
Payables from securities financing transactions
3.8
0.3
1.6
0.0

5.7
Cash collateral payables on derivative instruments
31.8

31.8
Customer deposits
530.1
5.2
3.3
3.2
0.4
542.3
Debt issued measured at amortized cost
2
4.0
12.7
41.1
53.5
37.6
148.9
Other financial liabilities measured at amortized cost
4.5
0.1
0.5
1.8
1.6
8.4

of which: lease liabilities
0.1
0.1
0.5
1.8
1.6
4.0
Total financial liabilities measured at amortized cost
580.9
20.8
49.9
59.2
39.5
750.2
Financial liabilities at fair value held for trading
3,4
31.7

31.7
Derivative financial instruments
3,5
121.3

121.3
Brokerage payables designated at fair value
44.0

44.0
Debt issued designated at fair value
6
13.8
11.5
13.5
24.5
18.5
81.9
Other financial liabilities designated at fair value
28.1
0.4
0.5
0.4
1.1
30.5
Total financial liabilities measured at fair value through profit or loss
239.0
11.9
14.0
24.9
19.6
309.4
Total
819.8
32.7
63.9
84.1
59.1
1,059.6
Guarantees, commitments and forward starting transactions
Loan commitments
7
38.3
0.5
0.7
0.0

39.5
Guarantees
21.2

0.0

21.2
Forward starting transactions, reverse repurchase
and securities borrowing agreements
7
1.4

1.4
Total
60.9
0.5
0.7
0.0
0.0
62.1

31.12.20
USD billion
Due within

1 month
Due between

1 and 3 months
Due between

3 and 12 months
Due between

1 and 5 years
Due after

5 years Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks
6.1
2.4
2.1
0.5
0.0
11.1
Payables from securities financing transactions
5.6
0.4
0.3
0.0
0.0
6.3
Cash collateral payables on derivative instruments
37.3

37.3
Customer deposits
512.8
6.6
3.5
1.8
0.2
524.9
Debt issued measured at amortized cost
2
9.0
8.3
41.9
53.7
35.6
148.5
Other financial liabilities measured at amortized cost
4.5
0.1
0.5
2.0
1.8
8.9

of which: lease liabilities
0.1
0.1
0.5
2.0
1.8
4.5
Total financial liabilities measured at amortized cost
575.3
17.9
48.2
58.0
37.7
737.1
Financial liabilities at fair value held for trading
3,4
33.6

33.6
Derivative financial instruments
3,5
161.1

161.1
Brokerage payables designated at fair value
38.7

38.7
Debt issued designated at fair value
6
21.9
16.8
7.1
9.2
9.5
64.5
Other financial liabilities designated at fair value
27.9
0.6
0.6
0.7
1.1
30.9
Total financial liabilities measured at fair value through profit or loss
283.2
17.4
7.7
9.9
10.6
328.8
Total
858.5
35.3
56.0
67.9
48.3
1,065.9
Guarantees, commitments and forward starting transactions
Loan commitments
7
40.5
0.5
0.4
0.0

41.4
Guarantees
17.5

17.5
Forward starting transactions, reverse repurchase
and securities borrowing agreements
7
3.2

3.2
Total
61.3
0.5
0.4
0.0
0.0
62.2
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

4 Contractual maturities of financial liabilities at fair value held for trading are: USD
30.8

billion due within 1 month (31 December 2020:
USD
32.6

billion), USD
0.9

billion due between 1 month and 1 year (31 December 2020: USD
1.0

billion) and USD
0

billion due between 1 and 5 years (31 December 2020: USD
0

billion).

5 Includes USD
34

million
(31 December 2020: USD
32

million) related to fair values of

derivative loan commitments and forward

starting reverse repurchase agreements classified as

derivatives, presented within “Due

within 1 month." The
full contractual committed amount of USD
36.0

billion (31 December 2020: USD
31.3

billion) is presented in Note 10 under notional

amounts.

6 Future interest payments on variable-rate liabilities

are determined
by reference to the

applicable interest rate

prevailing as of

the reporting date.

Future principal payments

that are variable

are determined by

reference to the conditions

existing at the relevant

reporting date.

7
Excludes derivative loan commitments and forward starting reverse repurchase agreements measured at fair value

(see footnote 5).

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 25

Interest rate benchmark reform
Background
A market-wide reform of major interest rate benchmarks is being undertaken

globally,

with

the

Financial

Conduct

Authority

(the
FCA) announcing in

March 2021

that the publication

of London
Interbank Offered Rates (LIBORs) would cease after 31 December
2021 for

all non-US

dollar LIBORs,

as well

as for

one-week and
two-month USD

LIBOR. Publication

of the

remaining USD

LIBOR
tenors will cease immediately after 30 June 2023.
The majority of UBS’s IBOR exposure was linked

to CHF LIBOR
and USD LIBOR. The

alternative reference rate (the

ARR) for CHF
LIBOR is the Swiss Average Rate Overnight (SARON). The ARR for
USD

LIBOR

is

the

Secured

Overnight

Financing

Rate

(SOFR);

in
addition, there are recommended ARRs for GBP LIBOR, JPY LIBOR and EUR LIBOR.

The

Euro

Interbank Offered

Rate (EURIBOR)

was reformed

in
2019,

with the

reform consisting

of a

change in

the underlying
calculation

method.

Consequently,

contracts

linked

to

EURIBOR
are not considered throughout the rest of this Note.
On 25 January 2021, the IBOR Fallbacks

Supplement and IBOR
Fallbacks

Protocol,

which

amend

the

International

Swaps

and
Derivatives Association (ISDA)

standard definitions

for interest rate
derivatives to incorporate

fallbacks for derivatives

linked to certain
IBORs,

came

into

effect.

From

that

date,

all

newly

cleared

and
non-cleared derivatives

between adhering

parties that

reference
ISDA

standard

definitions

now

include

these

fallbacks.

UBS
adhered to the protocol in November 2020.
UBS’s

focus

throughout

2021

was

on

transitioning

existing
contracts via bi-lateral

and multi-lateral agreements,

by leveraging
industry

solutions
  (e. g.,
the

use

of

fallback

provisions)
  and
through

third-party

actions

(those

by

clearing

houses,

agents,
etc.). UBS

has established

a framework

to address

the transition
of

contracts

that

do

not

contain

adequate

fallback

provisions.
Furthermore,

in

line

with

regulatory

guidance
,
UBS

has
implemented

a

framework

to

limit

new

contracts

referencing
IBORs.

Governance over the transition to alternative benchmark rates
UBS

established

a

global

cross-divisional,

cross-functional
governance structure

and change

program

to address

the scale
and complexity of

the transition.

This global program

is sponsored
by

the

Group

CFO

and

led

by

senior

representatives

from

the
business divisions

and UBS’s

control and

support functions.

The
program

includes

governance

and

execution

structures

within
each business division,

together with cross-divisional

teams from
each

control

and

support

function.

During

2021,

progress

was
overseen

centrally

via

a

monthly

operating

committee

and

a
monthly steering

committee, as well

as quarterly

updates to

the
joint Audit and Risk

Committees. A dedicated Group-wide

forum,
with an increased US

regional focus, will oversee

progress of the
remaining USD LIBOR transition.
Risks
A
core

part

of

UBS’s

change

program

is

the

identification,
management

and

monitoring

of

the

risks

associated

with

IBOR
reform and transition. These

risks include,

but are not limited

to,
the following:
–

economic risks to UBS and its

clients, through the repricing of
existing

contracts,

reduced

transparency

and

/

or

liquidity

of
pricing information, market uncertainty or disruption;
–

accounting

risks, where

the transition

affects the

accounting
treatment,

including

hedge

accounting

and

consequential
income statement volatility;
–

valuation risks arising from the variation between benchmarks that will cease

and ARRs, affecting

the risk profile

of financial
instruments;
–

operational risks

arising from

changes to

UBS’s front-to-back
processes

and

systems

to

accommodate

the

transition,

e.g.,
data sourcing and processing and bulk migration of contracts;
and
–

legal

and

conduct

risks

relating

to

UBS’s

engagement

with
clients

and

market

counterparties

around

new

benchmark
products

and

amendments

required

for

existing

contracts
referencing benchmarks that will cease.

Overall, the effort required to transition is affected by multiple factors, including

whether negotiations need

to

take place

with
multiple stakeholders

(as is the case for

syndicated loans

or certain
listed

securities),

market

readiness
–
such

as

liquidity

in

ARR
-
equivalent products – and a

client’s technical readiness to handle
ARR

market conventions.

UBS remains

confident that

it

has

the
transparency, oversight and operational preparedness to progress with the

IBOR transition

consistent

with market

timelines,

given the
significant progress made as

of 31 December 2021.

UBS did

not
have

and does

not expect

changes

to its

risk

management

approach
and strategy

as a result

of interest

rate benchmark

reform.

Note 25

Interest rate benchmark reform (continued)
Transition progress

Non-derivative instruments
UBS’s significant non-derivative exposures subject to IBOR reform primarily

related

to

brokerage

receivable

and

payable

balances,
corporate and

private loans,

and mortgages,

linked to

CHF and
USD

LIBORs.

During

2020,

UBS

transitioned

most

of

its

CHF
LIBOR-linked deposits to SARON.

In that same year, UBS launched
SARON-based mortgages and corporate loans based on all major
ARRs in the

Swiss market, as

well as SOFR-based

mortgages in the
US market.

Throughout

2021,

UBS

transitioned

substantially

all

of

its
private

and

corporate

loans

linked

to

non-USD

IBORs,

with

the
remaining

CHF

LIBOR-linked

contracts

planned

to

transition

on
their first roll date in 2022.

In addition, as

of 31 December 2021

UBS had completed

the
transition
of

IBOR
- linked   non -
derivative

financial

assets

and
liabilities

related

to

brokerage

accounts,

except

for

balances
originated in the US, which transitioned

to SOFR in January 2022.
In

March

2021,

following

the FCA

announcement

regarding
the

cessation

timelines

for

IBORs,

UBS

initiated

a

centralized
communication

initiative

for

private

mortgages

linked

to

CHF
LIBOR, with the objective

of transitioning these exposures,

either
through the activation of existing fallbacks

or the amendment of
contractual terms where such

fallbacks do not exist.

During 2021,
mortgages

that

were

linked

to

CHF

LIBOR
were   reduced to
USD

21

billion

as

of 31 December

2021,

with these

remaining
mortgages automatically

transitioning to

SARON from

their next
coupon roll date.

The

transition

of
US

sec
urities -
based

lending
to

SOFR
,
amounting

to

USD
37

billion

as of

31 December

2021,

was for
the

most

part

completed

in

January

2022,

with

US

mortgages
linked to USD LIBOR planned

to transition to SOFR

in 2022–2023.
As of

31 December 2021, UBS

had approximately

USD
3

billion
equivalent of

Japanese yen-

and US

dollar-denominated publicly
issued

benchmark

bonds

that, per

current

contractual

terms,

if
not called on their

respective call dates,

would reset based

directly
on

JPY

LIBOR

and

USD

LIBOR.

These

bonds

have

robust

IBOR
fallback language and

the confirmation

of interest rate

calculation
mechanics will

be communicated

as market

standards formalize
and in

advance of

any rate

resets. In

addition, several

US dollar-
and

Swiss

franc-denominated

benchmark

bonds

publicly

issued
by UBS

reference rates

indirectly derived

from IBORs,

if they

are
not

called

on

their

respective

call

dates.

UBS

aims

to

transition
those bonds in advance of their reset dates, with

the transition of
Swiss franc-denominated benchmark

bonds completed in

January
2022. These debt instruments

have not been

included in the

table
on the following page, given their current fixed-rate coupon.

As of

31 December 2021, UBS

had approximately

USD
5

billion
of irrevocable commitments that may

be drawn down in different
currencies with IBOR-linked interest

rates and that

expire after the
relevant benchmark cessation

dates; approximately USD
3

billion
of

these

contracts

had

transitioned

for

all

IBORs,

except

USD
LIBOR ,   and USD
2

billion

of

these
commitments   retained a
non -
USD

IBOR

interest

rate
  as of   31
December

2021
with
transition

dependent

upon

the

actions

of

other

parties.

To

the
extent non-USD IBOR-linked

amounts are requested

under these
contracts,

UBS will

seek to

renegotiate

current

terms or

rely on
legislative solutions.
Derivative instruments

UBS holds derivatives

for trading and

hedging purposes, including
those designated in hedge accounting relationships. A significant number

of

interest

rate

and cross

-currency

swaps have

floating
legs that

reference various

benchmarks that

are subject

to IBOR
reform.
The majority of derivatives

are transacted with clearing

houses,
in

particular

LCH,

with

the

transition

of

these

non-USD

IBOR-
linked derivatives substantially completed

in December 2021.

UBS
had

also

completed

the

transition

of

all

non-USD

IBOR-linked
exchange -
traded

derivatives

(ETDs)

through

participation

in
activities

organized

by

respective

exchanges

by

31
  December
2021.

For

derivatives

not

transacted

with

clearing

houses

or
exchanges,

UBS

and

a

significant

proportion

of

UBS’s
counterparties have adhered to the ISDA IBOR Fallbacks Protocol, which builds in

agreed fallbacks. The

majority of these

contracts
had

transitioned as

of 31 December

2021,

with a

small number
of

contracts

transitioned

in

January

2022,

to

ensure

an

orderly
transition

when

converting

high

volumes

of

transactions

at

the
time of cessation.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 25

Interest rate benchmark reform (continued)
Financial instruments yet to transition to alternative benchmarks
The

amounts

included

in

the

table

below

relate

to

financial
instrument

contracts across

UBS’s business

divisions

where

UBS
has material

exposures subject

to IBOR

reform that

have not

yet
transitioned to ARRs, and that:
–

contractually

reference

an

interest

rate

benchmark

that

will
transition to an alternative benchmark; and
–

have

a

contractual

maturity

date

(including

open-ended
contracts) after the agreed cessation dates.

Contracts where
penalty

terms

reference

IBORs,

or

where
exposure to

an IBOR

is not

the primary

purpose of

the contract,
have not been included,

as these contracts do

not have a material
impact on the transition process.

In line with information provided

to management and external
parties

monitoring

UBS’s

transition

progress,

the

table

below
includes the

following financial

metrics for

instruments external
to the Group that are subject to interest rate benchmark reform:
–

gross

carrying

value

/

exposure

for

non-derivative

financial
instruments;

and

–

total trade count for derivative financial instruments.
The

exposure
s   included
in

the

table

below

represent

the
maximum

IBOR

exposure,

without

regard

for

early

termination
rights,

with

the

actual

exposure

being

dependent

upon

client
preferences and investment decisions.

As of

31 December 2021, UBS

had

made significant progress
in transitioning LIBOR

exposures to ARRs.

The remaining non-USD
LIBOR-linked

exposures

included

in

the

table

below

primarily
relate to derivatives that successfully transitioned in January 2022
and

CHF

LIBOR

mortgages

that

will

automatically

transition

to
SARON on their first roll date in 2022.

31.12.21
LIBOR benchmark rates
Measure CHF USD GBP EUR
1
JPY
Carrying value of non-derivative financial instruments
Total non-derivative financial assets

USD million
21,616
2
65,234
3
45
4
1
0
Total non-derivative financial liabilities

USD million
27
4
1,985
4
3
4
5
0
Trade count of derivative financial instruments
Total derivative financial instruments Trade count
829
6
40,500
7
183
6
3,744
6
184
6
Off-balance sheet exposures
Total irrevocable loan commitments USD million
0
11,863
8
0
0
0
1 Relates primarily to EUR LIBOR positions.

2 Relates primarily to CHF LIBOR mortgages, which will automatically transition to SARON on their first roll date in 2022.

3 Includes USD LIBOR securities-based lending
and brokerage accounts, amounting to USD
37

billion, and USD
5

billion respectively, which for the most part transitioned to SOFR in January 2022, as well as USD
1

billion of loans related to revolving multi-currency
credit lines, where IBOR transition efforts are complete, except for USD LIBOR. The remainder primarily relates to US mortgages and corporate lending.

4 Relates to floating-rate notes that per their contractual terms can reset to rates linked to

LIBOR, with transition dependent upon the actions of

respective issuers.

5 Relates to contracts that transitioned

in January 2022.

6 Includes predominantly bilateral derivatives,

which
transitioned in January 2022, and an insignificant amount of cleared derivatives, where the respective clearing houses’ organized transition happened in January 2022.

7 Includes approximately
5,000

cross-currency
derivatives, of which approximately
500

have both a non-USD LIBOR leg and a USD LIBOR

leg, where the non-USD leg transitioned in January 2022 before the next fixing date. The remainder represents cross-currency
swaps with an ARR leg

and a USD IBOR leg.

8 Includes loan commitments that can

be drawn in different currencies

at the client‘s discretion, of

which approximately USD
3

billion have only USD LIBOR

exposure
remaining and approximately USD
2

billion retain a non-USD

LIBOR interest rate as

of 31 December 2021, with

transition dependent upon the

actions of other parties.

The remainder represents loan

commitments
that can be drawn in US dollars only and will transition in 2022–2023.

Note 26

Hedge accounting
Derivatives designated in hedge accounting relationships
The

Group

applies

hedge

accounting

to

interest

rate

risk

and
foreign exchange

risk, including

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

Foreign

exchange

forwards

and

foreign
exchange

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
Hedged items and hedge designation

Fair value hedges of interest rate risk related to debt instruments and loan assets
Fair value hedges of interest

rate risk related to debt

instruments
and loan assets involve

swapping fixed cash flows

associated with
the debt issued,

debt securities held

and, from 2021

onward, loan
assets

(principally

long-term

fixed-rate

mortgage

loans

in

Swiss
francs formerly designated within “Fair

value hedges of portfolio
interest

rate

risk

related

to

loans

designated

under

IAS 39”)

to
floating cash flows by

entering into interest rate swaps

that either
receive

fixed and

pay

floating cash

flows

or

that

pay

fixed

and
receive floating cash flows.

Designations

have

been

made

in

US

dollars,

euros,

Swiss
francs, Australian dollars, Japanese

yen and Singapore dollars.

For
new hedging

instruments and

hedged risk

designations entered
into in 2021 in these

currencies (with the exception of euro),

the
benchmark rate was the relevant alternative reference rate (ARR).
Following the

interbank offered

rate (IBOR)

transition for

swaps
with

LCH

(formerly

the

London

Clearing

House)

in

December
2021,

the

benchmark

hedge

rate

for

Swiss

franc

and

Japanese
yen designations was changed

from an IBOR rate

to the relevant
ARR with

the hedge

relationship continuing

in accordance

with
Interest

Rate

Benchmark

Reform

–

Phase

2

(Amendments

to
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
.
Fair

value

hedges

of

portfolio

interest

rate

risk

related

to

loans
designated under IAS 39
Prior to December 2021, the Group

hedged an open portfolio of
long-term fixed-rate mortgage loans in

Swiss francs using interest
rate swaps that

paid a fixed

rate of interest

and received a

floating
rate

of

interest.

Both

the

hedged

portfolio

and

the

hedging
instruments were adjusted

on a monthly basis

to reflect changes
in

size

and

the

maturity

profile

of

the

hedged

portfolio.

Each
month the

hedge relationship

was discontinued

and a

new one
designated.

Changes in

the portfolio

were

driven by

new loans
being originated or loans being repaid.
Cash flow hedges of forecast transactions
The

Group

hedges forecas

t

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
swaps,

the

maximum

maturity

of

which

is

10

years.

Cash

flow
forecasts

and risk

exposures

are

monitored

and adjusted

on an
ongoing basis, and

consequently additional hedging instruments
are traded and designated, or are terminated resulting

in a hedge
discontinuance.

Hedge

designations

have

been

made

in

the
following

currencies:

US

dollars,

euros,

Swiss

francs,

pounds
sterling

and

Hong

Kong

dollars.

The

cash

flow

hedges

in

US
dollars, Swiss

francs and

pounds sterling

were discontinued

and
replaced with new ARR designations in December 2021.
›

Refer to Note 1b

for more information
Fair value hedges of foreign exchange risk related to issued debt instruments
Debt

instruments

denominated

in

currencies

other than

the US
dollar

are

designated

in

fair

value

hedges

of

spot

foreign
exchange

risk,

in

addition

to

and

separate

from

the

fair

value
hedges

of

interest

rate

risk.

Cross-currency

swaps

economically
convert debt denominated in currencies

other than the US dollar
to

US

dollars.

This

hedge

accounting

program

started

on
1 January

2020,

with

the

adoption

of

the

hedge

accounting
requirements of IFRS 9,
Financial Instruments,

by UBS.
›

Refer to Note 1b

for more information
Hedges of net investments in foreign operations
The Group applies

hedge accounting for

certain net investments
in

foreign

operations,

which

include

subsidiaries,

branches

and
associates. Upon

maturity of

hedging instruments,

typically two
months,

the

hedge

relationship

is

terminated

and

new
designations

are

made

to

reflect

any

changes

in

the

net
investments in foreign operations.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26

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

the hedging

derivative and

the hedged

item during
their respective terms is also performed.
Prior to

December 2021, for

the fair

value hedge of

portfolio
interest rate risk related to loans designated under IAS 39, hedge effectiveness was assessed by

comparing changes in the

fair value
of

the hedged

portfolio of

loans

attributable

to

changes

in

the
designated benchmark

interest rate

with the

changes in

the fair
value of the interest rate swaps.
Sources of hedge ineffectiveness

In

hedges

of

interest

rate

risk,

hedge

ineffectiveness

can

arise
from

mismatches

of

critical

terms

and

/

or

the

use

of

different
curves

to

discount

the

hedged

item

and

instrument,

or

from
entering

into

a

hedge

relationship

after

the

trade

date

of

the
hedging derivative
.

In

hedges

of

foreign

exchange

risk

related

to

debt

issued,
hedge

ineffectiveness

can

arise

due

to

the

discounting

of

the
hedging instruments and undesignated risk components and

lack
of such discounting and risk components in the hedged items.

In

hedges

of

net

investments

in

foreign

operations,
ineffectiveness is unlikely unless the hedged

net assets fall below
the designated hedged

amount. The

exceptions are

hedges where
the

hedging

currency

is

not

the

same

as

the

currency

of

the
foreign

operation,

where

the

currency

basis

may

cause
ineffectiveness.
Hedge ineffectiveness from

financial instruments measured

at
fair value through profit

or loss is

recognized in
Other net income.

Derivatives not designated in hedge accounting relationships

Non-hedge accounted derivatives

are mandatorily held

for trading
with

all

fair

value

movements

taken

to
Other

net

income

from
financial instruments measured

at fair value

through profit or

loss
,
even

when

held

as

an

economic

hedge

or

to

facilitate

client
clearing. The

one exception

relates to

forward points

on certain
short-

and

long-duration

foreign

exchange

contracts

acting

as
economic hedges, which are reported in
Net interest income.

All hedges: designated hedging instruments

and hedge ineffectiveness
As of or for the year ended
31.12.21
Carrying amount
USD million
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Changes in

fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement
Interest rate risk
Fair value hedges
89,525
0
7
(1,604)
1,602
(2)
Cash flow hedges
79,573
12
1
(1,185)
990
(196)
Foreign exchange risk
Fair value hedges
2
27,875
87
261
(2,139)
2,181
42
Hedges of net investments in foreign operations
13,939
23
105
497
(497)
0
As of or for the year ended
31.12.20
Carrying amount
USD million
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Changes in

fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement
Interest rate risk
Fair value hedges
80,759
12
1,231
(1,247)
(16)
Cash flow hedges
72,732
18
2,213
(2,012)
201
Foreign exchange risk
Fair value hedges
2
21,555
449
7
(1,735)
1,715
(20)
Hedges of net investments in foreign operations
13,775
3
194
(937)
936
(2)
1 Amounts used

as the basis

for recognizing hedge

ineffectiveness for the

period.

2 The foreign

currency basis spread

of cross-currency

swaps designated as

hedging derivatives is

excluded from the

hedge
accounting designation and accounted for as a cost of hedging with amounts deferred in Other comprehensive income within Equity.

Note 26

Hedge accounting (continued)
Fair value hedges: designated hedged items

USD million 31.12.21 31.12.20
Interest rate
risk FX risk
Interest rate
risk FX risk
Debt issued measured at amortized cost
Carrying amount of designated debt issued
74,700
27,875
70,429
21,555

of which: accumulated amount of fair value hedge adjustment
478
2,401
Other financial assets measured at amortized cost – debt securities
Carrying amount of designated debt securities
2,677
3,242

of which: accumulated amount of fair value hedge adjustment
(7)
(38)
Loans and advances to customers
1
Carrying amount of designated loans
13,835
10,374
of which: accumulated amount of fair value hedge adjustment
2
(109)
100
of which: accumulated amount of fair value hedge adjustment subject to amortization attributable to the portion of the
portfolio that ceased to be part of hedge accounting
2
3
111
1 Prior to 31 December 2021, these amounts were designated in fair value hedges of portfolio interest rate risk under IAS 39.

2 As of 31 December 2021, the amount was presented within Loans and advances to customers, whereas prior to 1 January 2021 amounts were presented within either Other financial assets measured at amortized cost or Other financial liabilities measured at amortized cost.

Fair value hedges: profile of the timing of the

nominal amount of the hedging instrument

31.12.21
USD billion
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
0
8
10
49
22
90
Cross-currency swaps

1
1
6
13
6
28
31.12.20
USD billion
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
1
0
4
9
46
12
70
Cross-currency swaps

0
0
4
16
2
22
1 In accordance with IFRS 7 requirements, the fair value hedges of portfolio interest rate risk related to loans and advances to customers designated under IAS 39 are not included.

Cash flow hedge reserve on a pre-tax basis

USD million 31.12.21 31.12.20
Amounts related to hedge relationships for which hedge

accounting continues to be applied
26
2,560
Amounts related to hedge relationships for which hedge

accounting is no longer applied
743
296
Total other comprehensive income recognized directly in equity related to cash flow hedges, on a pre-tax basis
769
2,856

Foreign currency translation reserve on a pre-tax basis
USD million 31.12.21 31.12.20
Amounts related to hedge relationships for which hedge

accounting continues to be applied
(45)
(559)
Amounts related to hedge relationships for which hedge

accounting is no longer applied
262
268
Total other comprehensive income recognized directly in equity related to hedging instruments designated as net investment hedges, on a pre-tax
basis
217
(291)

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 26

Hedge accounting (continued)
Interest rate benchmark reform
The Group continues to apply the relief provided

by
Interest Rate
Benchmark

Reform

(amendments

to

IFRS 9,

IAS 39 and

IFRS 7),
published by the IASB in September 2019.

The

interest

rate

benchmarks

subject

to

interest

rate
benchmark

reforms

to

which

the

Group’s

hedge

relationships
were

exposed

were

USD

LIBOR,

CHF

LIBOR,

GBP

LIBOR,

AUD
LIBOR, JPY

LIBOR, HKD

LIBOR, SGD

LIBOR and

EONIA. Interest rate
swaps

designated

in

hedge

relationships

referencing

GBP,

CHF
and JPY LIBOR transitioned to ARRs

in December 2021 when LCH
transitioned

its

contracts.

For

other

currencies,

IBOR

quotations
remain available, but all

new designations will reference

ARR. As
such,

ARR

designations

in

these

currencies

will

replace

IBOR
designations as IBOR contracts mature.

The Group’s hedge

relationships are also

exposed to the Euro
Inter-bank Offered Rate (EURIBOR), which

is expected to continue
to exist as a benchmark rate for the foreseeable future. Thus, the
Group

does

not

consider

its

hedges

involving

the

EURIBOR
benchmark

interest

rate

to

be

directly

affected

by

interest

rate
benchmark reform.

Apart from

EURIBOR hedges,

UBS applied

the relief

to all

its
fair value

hedges of

interest rate

risk and to

those cash

flow hedge
relationships

where

the

hedged

risk

is

LIBOR

or

EONIA.

The
following

table

provides

details

on

the

notional

amount

and
carrying

amount

of

the

hedging

instruments

in

those

hedge
relationships maturing after 31 December 2021, or 30 June 2023 for

USD

LIBOR

hedges,

which

are

the

cessation

dates

of

the
applicable interest rate benchmarks.
Hedges

of

net

investments

in

foreign

operations

are

not
affected by the amendments.
›

Refer to Note 1a item 2j for more information about the relief provided by the amendments to IFRS 9, IAS

39 and IFRS 7 related
to interest rate benchmark reform
›

Refer to Note 25 Interest rate benchmark reform

for more
information about the transition progress

Hedging instruments referencing LIBOR
31.12.21 31.12.20
Carrying amount Carrying amount
USD million
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
23,367
0
0
37,146
1
(12)
Cash flow hedges
10,803
0
0
11,179
0
0

Note 27

Post-employment benefit plans
a) Defined benefit plans
UBS

has

established

defined

benefit

plans

for

its

employees

in
various

jurisdiction
s
in

accordance

with

local

regulations

and
practices.

The major plans are located in Switzerland, the UK, the
US

and Germany.

The

level of

benefits

depends on

the specific
plan rules.
Swiss pension plan
The
Swiss

pension

plan

covers
employees

of

UBS

AG
  in
Switzerland

and employees

of companies

in Switzerland

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
6.5
% and
27.5
% of contributory base salary

and between
2.8
% and
9
% of
contributory

variable

compensation.

UBS

also

pays

risk
contributions that

are used

to fund

disability and

survivor benefits.
Employees can

choose the

level of savings

contributions paid

by
them, which vary between
2.5
% and
13.5
% of contributory base
salary

and

between
0
%

and
9
%

of

contributory
  variable
compensation,

depending

on

age

and

choice

of

savings
contribution category.

The plan offers to

members at the

normal retirement age

of
65
a choice between

a lifetime pension

and a partial

or full lump

sum
payment.
Participants

can

choose

to
draw

early

retirement
benefits

starting

from

the

age

of
58
,

but

can

also

continue
employment and remain active members

of the plan until the

age
of
70
.

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
employer contributions that have

been made to the

participant’s
retirement

savings account,

as well

as the

interest accrued.

The
annual interest rate

credited to participants

is determined by

the
Pension Foundation Board at the end of each year.
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

take the
necessary measures

to ensure

that full

funding can

be expected
to be

restored within

a maximum

period of
10

years. If

a Swiss
plan

were

to

become

significantly

underfunded

on

a

Swiss
pension

law

basis,

additional

employer

and

employee
contributions could be required.

In this situation, the

risk is shared
between employer and

employees, and the

employer is

not legally
obliged to

cover more than
50
% of

the additional

contributions
required. As of

31 December 2021, the

Swiss plan had

a technical
funding

ratio in

accordance with

Swiss pension

law of
134.8
%
(31 December 2020:
132.6
%).
The investment strategy of the Swiss plan complies with Swiss pension

law,

including

the

rules

and

regulations

relating

to
diversification of plan assets,

and is derived

from the risk budget
defined by the Pension

Foundation Board on

the basis of

regularly
performed asset and

liability management analyses.

The Pension
Foundation

Board strives

for

a medium

-

and long

-term balance
between assets and liabilities.

As

of

31 December

2021,

the

Swiss

plan

was

in

a

surplus
situation on

an IFRS

measurement basis,

as the

fair value

of the
plan’s

assets

exceeded

the

defined

benefit

obligation

(DBO)

by
USD
6,577

million

(31 December 2020:

a

surplus

of

USD
4,862
million).

However,

a

surplus

is

only

recognized

on

the

balance
sheet to

the extent that

it does not

exceed the

estimated future
economic

benefit,

which

equals

the

difference

between

the
present

value

of

the

estimated

future

net

service

cost

and

the
present value of the estimated

future employer contributions. As
of

both

31 December

2021

and

31 December

2020,

the
estimated

future

economic

benefit

was

zero

and

hence

no

net
defined benefit asset was recognized on the balance sheet.

Changes to the Swiss pension plan in 2019
The

Pension

Foundation

Board

and

UBS

agreed

to

implement
measures that

took effect

from the

start of 2019

to support the
long-term

financial

stability

of

the

Swiss

pension

fund.

The
measures, among

other things, lowered

the conversion rate

and
increased

the

normal

retirement

age

from

64

to

65.

Pensions
already in payment on 1 January 2019 were not affected.
To mitigate the

effects for active

participants, UBS committed
to

pay

an

extraordinary

contribution

of

up

to

CHF
720

million
(USD
790

million at

the

closing exchange

rate

on 31 December
2021)

in

three

installments

in

2020,

2021

and

2022.

Two
installments of USD
235

million and USD
254

million paid in

2020
and 2021 reduced OCI with no effect on the income statement.
The third installment, CHF
193

million (USD
212

million at the
closing exchange rate on 31 December 2021), will

be paid in the
first

quarter

of

2022.

The

regular

employer

contributions

to

be
made to the Swiss plan

in 2022 are estimated at

USD
491

million.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27

Post-employment benefit plans (continued)
UK pension plan

The UK

plan is

a career

-average revalued

earnings scheme,

and
benefits increase

automatically based

on UK

price inflation.

The
normal retirement

age for

participants in

the UK plan

is
60
. The
plan provides guaranteed lifetime

pension benefits to participants
upon retirement.

The UK

plan has

been closed

to new

entrants
for more than

20 years

and, since 2013,

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

In

2021,

UBS

made

no

deficit
funding contributions to the

UK plan. In 2020,

UBS made deficit
funding contributions of USD
46

million.
The

plan

assets

are

invested

in

a

diversified

portfolio

of
financial assets, which

include a longevity

swap with an external
insurance

company.

This

swap

enables

the

UK

pension

plan

to
hedge

the

risk

between

expected

and

actual

longevity,

which
should mitigate volatility in the net defined

benefit asset / liability.
As of 31

December 2021, the

longevity swap had

a negative value
of USD
3

million (31 December 2020: zero).
In 2019,

UBS and

the Pension

Trustee Board

entered into

an
arrangement whereby a collateral

pool was established

to provide
security for the

pension fund. The

value of the

collateral pool as
of 31 December 2021 was USD
337

million (31 December 2020:
USD
347

million)

and

includes

corporate

bonds,

government-
related

debt

instruments

and

other

financial

assets
.

The
arrangement provides the

Pension Trustee Board

dedicated access
to a pool of assets in the event of UBS’s insolvency

or not paying
a required deficit funding contribution.
The

employer

contributions

to

be

made

to

the

UK

defined
benefit

plan

in 2022

are

estimated at

USD
5

million, subject

to
regular funding reviews during the year.
US pension plans
There are two distinct major defined benefit plans in the US,

with
a

normal retirement

age

of
65
. Both

plans

were

closed to

new
entrants

more

than

20

years

ago.

Since

they

closed,

new
employees have participated in a defined contribution plan.
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
As

required

under

applicable

pension

laws,

both

plans

have
fiduciaries

who,

together

with

UBS,

are

responsible

for

the
governance of the plans.
The

plan

assets

of

both

plans

are

invested

in

diversified
portfolio s
of

financial

assets.

Ea
ch

plan’s

fiduciaries

are
responsible for the

investment decisions with respect

to the plan
assets.

The

employer

contributions

to

be

made

to

the

US

defined
benefit plans in 2022 are estimated at USD
10

million.
German pension plans
There are two

defined benefit plans in

Germany,

which are both
unfunded. The normal retirement age is
65

and benefits are paid
directly

by

UBS. In

the

larger

of

the

two plans

each

participant
accrues

a

percentage

of

salary in

a

retirement

savings

account.
The accumulated account

balance of the

participant is credited

on
an annual basis

with guaranteed

interest at a

rate of
5
%. The

plan
has been closed

to new entrants

and all participants

younger than
the

age

of

55

no

longer

accrue

benefits.

In

the

other

plan,
amounts

are

accrued

annually

based

on

employee

elections
related to variable

compensation. For this plan,

the accumulated
account balance is credited on an annual basis

with a guaranteed
interest rate of
6
% for amounts accrued before 2010, of
4
% for
amounts accrued

from 2010

to 2017

and of
0.9
% for

amounts
accrued

after

2017.

Both

plans

are

subject

to

German

pension
law, whereby the responsibility to

pay pension benefits

when they
are

due

resides

entirely

with

UBS.

A

portion

of

the

pension
payments is directly increased in line with price inflation.

In June

2021, UBS

implemented a

new funded

pension plan
with interest

credited to

participants equal

to actual

investment
returns

with

a

guaranteed

minimum

of
0
%.

The

plan

was
implemented

retrospectively for

new

hires

since

June 2018

and
for all eligible active participants

younger than 55 from July

2021.
Each

participant

accrues

a

percentage

of

salary

in

a

retirement
savings account.
The employer contributions

to be made

to the German

defined
benefit plans in 2022 are estimated at USD
12

million.
Financial information by plan
The

tables

on

the

following

pages

provide

an

analysis

of

the
movement

in the

net asset

/ liability

recognized

on the

balance
sheet for defined benefit plans, as well as an analysis of amounts recognized in net profit and in
Other comprehensive incom
e.

Note 27

Post-employment benefit plans (continued)
Defined benefit plans
USD million Swiss pension plan UK pension plan
US and German
pension plans Total
2021 2020 2021 2020 2021 2020 2021 2020
Defined benefit obligation at the beginning of the year
27,728
24,496
4,162
3,654
1,905
1,820
33,795
29,970
Current service cost
494
447
0
0
6
6
500
453
Interest expense
58
72
58
73
30
45
147
190
Plan participant contributions
266
259
0
0
0
0
266
259
Remeasurements
837
1,279
71
449
(62)
105
846
1,832
of which: actuarial (gains) / losses due to changes in demographic assumptions
51
(164)
14
(14)
4
(34)
69
(212)
of which: actuarial (gains) / losses due to changes in financial assumptions
(678)
983
(3)
505
(78)
134
(759)
1,621
of which: experience (gains) / losses
1
1,464
460
59
(42)
12
5
1,535
423
Past service cost related to plan amendments
0
0
0
3
4
0
4
3
Curtailments
(80)
0
0
0
0
0
(80)
0
Benefit payments
(1,097)
(1,153)
(148)
(148)
(112)
(108)
(1,357)
(1,409)
Other movements
0
(4)
0
0
1
0
1
(4)
Foreign currency translation
(809)
2,333
(38)
132
(33)
37
(880)
2,501
Defined benefit obligation at the end of the year
27,398
27,728
4,105
4,162
1,740
1,905
33,242
33,795
of which: amounts owed to active members
14,333
13,765
150
159
222
245
14,705
14,169
of which: amounts owed to deferred members
0
0
1,593
1,879
669
743
2,262
2,622
of which: amounts owed to retirees
13,065
13,963
2,362
2,124
849
917
16,276
17,004
of which: funded plans
27,398
27,728
4,105
4,162
1,222
1,319
32,724
33,209
of which: unfunded plans
0
0
0
0
518
586
518
586
Fair value of plan assets at the beginning of the year
32,590
28,219
4,149
3,658
1,360
1,299
38,100
33,176
Return on plan assets excluding interest income
2,322
1,818
277
388
40
118
2,639
2,324
Interest income
74
84
58
73
26
38
159
196
Employer contributions

763
729
0
46
16
17
779
792
Plan participant contributions
266
259
0
0
0
0
266
259
Benefit payments
(1,097)
(1,153)
(148)
(148)
(112)
(108)
(1,357)
(1,409)
Administration expenses, taxes and premiums paid
(13)
(13)
0
0
(4)
(4)
(17)
(17)
Other movements
0
0
0
0
1
0
1
0
Foreign currency translation
(930)
2,647
(39)
132
0
0
(969)
2,779
Fair value of plan assets at the end of the year
33,975
32,590
4,297
4,149
1,329
1,360
39,601
38,100
Surplus / (deficit)
6,577
4,862
192
(13)
(411)
(545)
6,358
4,304
Asset ceiling effect at the beginning of the year
4,862
3,724
0
0
0
0
4,862
3,724
Interest expense on asset ceiling effect
15
12
0
0
0
0
15
12
Asset ceiling effect excluding interest expense and foreign currency translation on
asset ceiling effect
1,821
814
0
0
0
0
1,821
814
Foreign currency translation
(121)
313
0
0
0
0
(121)
313
Asset ceiling effect at the end of the year
6,577
4,862
0
0
0
0
6,577
4,862
Net defined benefit asset / (liability) of major plans
0
0
192
(13)
(411)
(545)
(219)
(558)
Net defined benefit asset / (liability) of remaining plans
(112)
(123)
Total net defined benefit asset / (liability)
(331)
(680)
of which: Net defined benefit asset
302
42
of which: Net defined benefit liability
2
(633)
(722)
1 Experience (gains) /

losses are a component

of actuarial remeasurements of

the defined benefit obligation

and reflect the effects

of differences between

the previous actuarial assumptions

and what has actually
occurred.

2 Refer to Note 19c.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27

Post-employment benefit plans (continued)
Income statement – expenses related to defined benefit plans
1
USD million Swiss pension plan UK pension plan
US and German
pension plans Total
For the year ended 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Current service cost
494
447
0
0
6
6
500
453
Interest expense related to defined benefit obligation
58
72
58
73
30
45
147
190
Interest income related to plan assets
(74)
(84)
(58)
(73)
(26)
(38)
(159)
(196)
Interest expense on asset ceiling effect
15
12
0
0
0
0
15
12
Administration expenses, taxes and premiums paid
13
13
0
0
4
4
17
17
Past service cost related to plan amendments
0
0
0
3
4
0
4
3
Curtailments
(80)
0
0
0
0
0
(80)
0
Net periodic expenses recognized in net profit for major plans
426
459
0
3
18
18
444
479
Net periodic expenses recognized in net profit for remaining plans
2
25
23
Total net periodic expenses recognized in net profit
470
502
1 Refer to Note 6.

2 Includes differences between actual and estimated performance award accruals.
Other comprehensive income – gains / (losses) on defined benefit plans

USD million Swiss pension plan UK pension plan
US and German
pension plans Total
For the year ended 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Remeasurement of defined benefit obligation
(837)
(1,279)
(71)
(449)
62
(105)
(846)
(1,832)
of which: change in discount rate assumption
870
(777)
319
(504)
77
(141)
1,267
(1,421)
of which: change in rate of salary increase assumption
(3)
(230)
0
0
0
0
(3)
(230)
of which: change in rate of pension increase assumption
0
0
(316)
(1)
(1)
1
(318)
0
of which: change in rate of interest credit on retirement savings assumption
(193)
26
0
0
(1)
24
(194)
50
of which: change in life expectancy
0
261
9
22
(3)
50
5
333
of which: change in other actuarial assumptions
(47)
(99)
(23)
(8)
2
(34)
(68)
(142)
of which: experience gains / (losses)
1
(1,464)
(460)
(59)
42
(12)
(5)
(1,535)
(423)
Return on plan assets excluding interest income
2,322
1,818
277
388
40
118
2,639
2,324
Asset ceiling effect excluding interest expense and foreign currency translation
(1,821)
(814)
0
0
0
0
(1,821)
(814)
Total gains / (losses) recognized in other comprehensive income for major plans
(336)
(276)
207
(61)
103
14
(27)
(323)
Total gains / (losses) recognized in other comprehensive income for remaining plans
30
(4)
Total gains / (losses) recognized in other comprehensive income
2
2
(327)
1 Experience (gains) /

losses are a component

of actuarial remeasurements of

the defined benefit obligation

and reflect the effects

of differences between

the previous actuarial assumptions

and what has actually
occurred.

2 Refer to the “Statement of comprehensive income.”

The table below provides information about the duration of the DBO and the timing for expected benefit payments.

Swiss pension plan UK pension plan
US and German pension
plans
1
31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Duration of the defined benefit obligation (in years)
15.1
15.7
18.8
19.0
9.5
10.2
Maturity analysis of benefits expected to be paid
USD million
Benefits expected to be paid within 12 months
1,312
1,293
110
114
123
122
Benefits expected to be paid between 1 and 3 years
2,636
2,630
248
232
237
235
Benefits expected to be paid between 3 and 6 years
3,824
3,839
418
406
338
346
Benefits expected to be paid between 6 and 11 years
6,220
6,166
743
744
495
532
Benefits expected to be paid between 11 and 16 years
5,572
5,646
751
758
392
413
Benefits expected to be paid in more than 16 years
18,092
18,884
3,028
3,206
519
541
1 The duration of the defined benefit obligation represents a weighted average across US and

German plans.

Note 27

Post-employment benefit plans (continued)
Actuarial assumptions
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
for defined benefit plans

The tables below show the significant actuarial assumptions used in calculating the DBO at the end of the year
.

Significant actuarial assumptions
Swiss pension plan UK pension plan
US and German pension
plans
1
In % 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Discount rate
0.34
0.10
1.82
1.42
2.10
1.62
Rate of salary increase
2.01
2.00
0.00
0.00
2.35
2.25
Rate of pension increase
0.00
0.00
3.32
2.89
1.80
1.70
Rate of interest credit on retirement savings

1.04
0.60
0.00
0.00
1.18
1.12
1 Represents weighted average assumptions across US and German plans.

Mortality tables and life expectancies for

major plans
Life expectancy at age 65 for a male member currently
aged 65 aged 45
Country Mortality table 31.12.21 31.12.20 31.12.21 31.12.20
Switzerland BVG 2020 G with CMI 2019 projections
21.7
21.7
23.3
23.2
UK S3PA with CMI 2020 projections
1
23.4
23.4
24.5
24.6
USA Pri-2012 with MP-2021 projection scale
2
21.9
21.8
23.3
23.2
Germany Dr. K. Heubeck 2018 G
20.5
20.8
23.2
23.6
Life expectancy at age 65 for a female member currently
aged 65 aged 45
Country Mortality table 31.12.21 31.12.20 31.12.21 31.12.20
Switzerland BVG 2020 G with CMI 2019 projections
23.4
23.4
25.0
24.9
UK S3PA with CMI 2020 projections
1
24.9
24.9
26.3
26.3
USA Pri-2012 with MP-2021 projection scale
2
23.3
23.2
24.7
24.5
Germany Dr. K. Heubeck 2018 G
23.9
24.3
26.1
26.5
1 In 2020, S3PA with CMI 2019 projections was used.

2 In 2020, Pri-2012 with MP-2020 projection scale was used.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27

Post-employment benefit plans (continued)
Sensitivity analysis of significant actuarial assumptions
The table below presents a sensitivity analysis for each significant actuarial

assumption,

showing

how

the

DBO

would

have

been
affected

by

changes

in

the

relevant

actuarial

assumption

that
were reasonably

possible at

the balance

sheet date.

Unforeseen
circumstances may arise, which could

result in variations that are
outside

the

range

of

alternatives

deemed

reasonably

possible.
Caution should be used

in extrapolating the sensitivities

below on
the DBO, as the sensitivities may not be linear.

Sensitivity analysis of significant actuarial

assumptions
1
Increase / (decrease) in defined benefit obligation Swiss pension plan UK pension plan US and German pension plans
USD million 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Discount rate
Increase by 50 basis points
(1,695)
(1,793)
(361)
(370)
(78)
(91)
Decrease by 50 basis points
1,933
2,048
411
423
84
99
Rate of salary increase
Increase by 50 basis points
109
117
–
2
–
2
0
1
Decrease by 50 basis points
(104)
(111)
–
2
–
2
0
(1)
Rate of pension increase
Increase by 50 basis points
1,333
1,413
334
358
6
8
Decrease by 50 basis points –
3
–
3
(306)
(316)
(6)
(7)
Rate of interest credit on retirement savings
Increase by 50 basis points
224
236
–
4
–
4
8
9
Decrease by 50 basis points
(224)
5
(188)
–
4
–
4
(7)
(8)
Life expectancy
Increase in longevity by one additional year
915
1,061
184
182
56
60
1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

2 As the plan is closed for future
service, a change in assumption is not

applicable.

3 As the assumed rate of pension increase

was
0
% as of 31 December 2021 and as

of 31 December 2020, a downward change

in assumption is not applicable.

4 As the UK plan does not provide interest

credits on retirement savings, a change in

assumption is not applicable.

5 As of 31 December 2021,
19
% of retirement savings were subject to a legal minimum

rate of
1.00
%.

Note 27

Post-employment benefit plans (continued)
Fair value of plan assets
The tables

below

provide

information

about

the composition

and fair

value

of plan

assets

of the

Swiss,

UK, US

and German

pension

plans
.

Composition and fair value of plan assets
Swiss pension plan
31.12.21 31.12.20
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD million
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
187
0
187
1
219
0
219
1
Real estate / property
Domestic
0
3,530
3,530
10
0
3,582
3,582
11
Foreign
0
580
580
2
0
331
331
1
Investment funds
Equity

Domestic
843
0
843
2
826
0
826
3
Foreign
6,213
2,652
8,865
26
6,284
1,958
8,242
25
Bonds
1
Domestic, AAA to BBB–
4,446
0
4,446
13
3,721
0
3,721
11
Foreign, AAA to BBB–
5,093
0
5,093
15
6,146
0
6,146
19
Foreign, below BBB–
1,314
0
1,314
4
1,303
0
1,303
4
Other
4,211
3,558
7,769
23
3,363
3,722
7,085
22
Other investments
668
682
1,349
4
663
473
1,136
3
Total fair value of plan assets
22,973
11,002
33,975
100
22,525
10,065
32,590
100
31.12.21 31.12.20
Total fair value of plan assets
33,975
32,590
of which:
2
Bank accounts at UBS

194
231
UBS debt instruments
28
34
UBS shares
25
24
Securities lent to UBS
3
1,079
1,416
Property occupied by UBS
93
96
Derivative financial instruments, counterparty UBS
3
128
149
1 The bond credit ratings

are primarily based on S&P’s

credit ratings. Ratings

AAA to BBB– and below

BBB– represent investment grade

and non-investment grade ratings,

respectively. In cases where

credit ratings
from other rating

agencies were used, these

were converted to

the equivalent rating

in S&P’s rating

classification.

2 Bank accounts at

UBS encompass accounts

in the name of

the Swiss pension

fund. The other
positions disclosed in the table encompass both direct investments in UBS instruments and indirect investments, i.e., those made through funds that the pension fund invests in.

3 Securities lent to UBS and derivative
financial instruments are

presented gross of

any collateral. Securities

lent to UBS

were fully covered

by collateral as

of 31 December

2021 and 31

December 2020. Net

of collateral, derivative

financial instruments
amounted to USD
43

million as of 31 December 2021 (31 December 2020: negative USD
17

million).

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27

Post-employment benefit plans (continued)
Composition and fair value of plan assets

(continued)
UK pension plan
31.12.21 31.12.20
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD million
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
147
0
147
3
195
0
195
5
Bonds
1
Domestic, AAA to BBB–
2,605
0
2,605
61
2,150
0
2,150
52
Foreign, AAA to BBB–
372
0
372
9
53
0
53
1
Foreign, below BBB–
4
0
4
0
0
0
0
0
Investment funds
Equity

Domestic
44
4
47
1
34
3
37
1
Foreign
921
0
921
21
1,077
0
1,077
26
Bonds
1
Domestic, AAA to BBB–
532
147
679
16
919
131
1,050
25
Domestic, below BBB–
12
0
12
0
47
0
47
1
Foreign, AAA to BBB–
179
0
179
4
149
0
149
4
Foreign, below BBB–
115
0
115
3
110
0
110
3
Real estate
Domestic
110
12
122
3
98
16
114
3
Foreign
6
34
40
1
0
37
37
1
Other
(313)
0
(313)
(7)
(86)
0
(86)
(2)
Insurance contracts
0
8
8
0
0
8
8
0
Derivatives
57
(3)
54
1
(3)
0
(3)
0
Asset-backed securities
0
11
11
0
0
6
6
0
Other investments
2
(717)
10
(707)
(16)
(803)
9
(794)
(19)
Total fair value of plan assets
4,074
223
4,297
100
3,940
209
4,149
100
1 The bond credit ratings

are primarily based on S&P’s

credit ratings. Ratings

AAA to BBB– and below

BBB– represent investment grade

and non-investment grade ratings,

respectively. In cases where

credit ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

2 Mainly relates to repurchase arrangements on UK treasury bonds.

Note 27

Post-employment benefit plans (continued)
US and German pension plans
31.12.21 31.12.20
Fair value
Plan asset
allocation %
Fair value
Plan asset
allocation %
USD million
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
11
0
11
1
38
0
38
3
Equity
Domestic
79
0
79
6
0
0
0
0
Foreign
31
0
31
2
0
0
0
0
Bonds
1
Domestic, AAA to BBB–
486
0
486
37
490
0
490
36
Domestic, below BBB–
17
0
17
1
7
0
7
0
Foreign, AAA to BBB–
97
0
97
7
99
0
99
7
Foreign, below BBB–
6
0
6
0
1
0
1
0
Investment funds
Equity

Domestic
3
0
3
0
210
0
210
15
Foreign
56
0
56
4
169
0
169
12
Bonds
1
Domestic, AAA to BBB–
269
0
269
20
195
0
195
14
Domestic, below BBB–
147
0
147
11
34
0
34
2
Foreign, AAA to BBB–
11
0
11
1
19
0
19
1
Foreign, below BBB–
2
0
2
0
3
0
3
0
Real estate
Domestic
0
9
9
1
0
14
14
1
Other
99
0
99
7
79
0
79
6
Insurance contracts
0
1
1
0
0
1
1
0
Other investments
5
0
5
0
0
0
0
0
Total fair value of plan assets
1,319
10
1,329
100
1,345
15
1,360
100
1 The bond credit ratings

are primarily based on S&P’s

credit ratings. Ratings

AAA to BBB– and below

BBB– represent investment grade

and non-investment grade ratings,

respectively. In cases where

credit ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 27

Post-employment benefit plans (continued)
b) Defined contribution plans
UBS sponsors

a number

of defined

contribution plans,

with the
most significant

plans in

the US

and the

UK. UBS’s

obligation is
limited

to its

contributions made

in accordance

with each

plan,
which

may

include

direct

contributions
and matching
contributions.

Employer

contributions

to

defined

contribution
plans are recognized as an expense.

Expenses related to defined contribution

plans
For the year ended
USD million 31.12.21 31.12.20 31.12.19
US plan
198
190
173
UK plan
101
88
82
Remaining plans
64
65
71
Total
1
363
343
326
1 Refer to Note 6.
c) Related-party disclosure
UBS is

the principal

provider of

banking services

for the

pension
fund of

UBS in

Switzerland. In

this capacity,

UBS is

engaged to
execute

most

of

the

pension

fund’s

banking

activities.

These
activities

can

include,

but

are

not

limited

to,

trading,

securities
lending and borrowing

and derivative transactions.

The non-Swiss
UBS pension funds

do not

have a similar

banking relationship with
UBS.
Also, UBS leases

certain properties that

are owned by

the Swiss
pension

fund
.

As

of

31
  December   202 1
,

the

minimum
commitment

toward

the

Swiss

pension

fund

under

the

related
leases

was

approximately
USD
9
  million   (31
December

20
20 :
USD
11

million).
›
Refer to the “Composition and fair value

of plan assets” table in
Note 27a for more information about fair value

of investments
in UBS instruments held by the Swiss

pension fund

The following

amounts have

been received

or paid

by UBS

from
and to the post-employment benefit

plans located in Switzerland,
the UK, the US

and Germany in

respect of these banking

activities
and arrangements.

Related-party disclosure
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Received by UBS
Fees
39
34
34
Paid by UBS
Rent
4
5
4
Dividends, capital repayments and interest
5
10
11

The transaction volumes in UBS shares and UBS debt instruments and the balances of UBS shares held were:

Transaction volumes – UBS shares and UBS debt instruments
For the year ended
31.12.21 31.12.20
Financial instruments bought by pension funds
UBS shares (in thousands of shares)
907
1,758
UBS debt instruments (par values, USD million)
37
28
Financial instruments sold by pension funds or matured
UBS shares (in thousands of shares)
1,688
2,605
UBS debt instruments (par values, USD million)
40
6
UBS shares held by post-employment benefit

plans
31.12.21 31.12.20
Number of shares (in thousands of shares)
14,073
14,854
Fair value (USD million)
252
210

Note 28

Employee benefits: variable compensation

a) Plans offered
The

Group

has

several

share-based

and

other

deferred
compensation

plans

that

align

the

interests

of

Group

Executive
Board (GEB) members

and other employees with

the interests of
investors.

Share-based awards are granted in the form of notional shares and, where

permitted,

carry a dividend

equivalent

that may be

paid
in

notional

shares

or

cash.

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

plans
Mandatory deferred compensation plans
The Long-Term Incentive Plan
The

Long-Term

Incentive

Plan

(LTIP)

is

a

mandatory

deferred
share-based

compensation plan

for senior

leaders of

the Group
(i.e., GEB members and selected senior management).
The number of notional

shares delivered at

vesting depends on
two

equally

weighted

performance

metrics

over

a

three
- year
performance

period:

reported

return

on

common

equity

tier

1
capital and relative

total shareholder return,

which measures the
performance

of

UBS

against

an

index

of

Global

Systemically
Important Banks as determined by the Financial Stability Board.

The final number of shares will vest in three equal installments in each

of the

three years

following the

performance period

for
GEB

members,

and

cliff

vest

in

the

first

year

following

the
performance period for selected senior management.
The Equity

Ownership

Plan
The

Equity

Ownership

Plan

(EOP)

is

a

deferred

share-based
compensation

plan

for

employees

who

are

subject

to

deferral
requirements but

do not

receive LTIP

awards. Vesting

under the
EOP

generally

occurs

in

equal

installments

two

and

three

years
after

grant,

subject

to

continued

employment

and,

in

certain
cases, achievement of defined performance conditions.

Asset Management employees receive some or all of

their EOP

in

the

form

of

cash-settled

notional

investment

funds.

The
amount

delivered

depends

on

the

value

of

the

underlying
investment funds at the time of vesting.

The Deferred

Contingent

Capital

Plan
The

Deferred

Contingent

Capital

Plan

(DCCP)

is

a

deferred
compensation plan for all

employees who are

subject to deferral
requirements.

Such employees

are awarded

notional

additional

tier
1 (AT1) capital

instruments,

which, at

the discretion

of UBS, can

be
settled as a cash

payment or a perpetual, marketable AT1

capital
instrument. DCCP

awards

generally

vest

in

full

after

five

years,
unless the

award is

written down

following the

occurrence of

a
viability

event (as

defined under

the terms

of an AT1 instrument)

or
if the

Group’s CET1 capital

ratio falls below

a defined

threshold.
Additional performance

conditions

apply

to GEB members.
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
Wealth Management

predominantly includes

production payout
and

deferred

compensation

awards.

Production

payout

is
primarily based

on compensable revenue.

Financial advisors may
also qualify

for deferred

compensation awards,

which generally
vest over

a six-year

period. These

awards are

based on

strategic
performance

measures,

including

production

and

length

of
service

with

UBS.

Production

payout

rates

and

deferred
compensation awards

may be

reduced for,

among other

things,
errors,

negligence or

carelessness, or

failure to

comply with

the
firm’s

rules,

standards,

practices

and

/

or

policies,

and

/

or
applicable laws and regulations.

Financial advisor

compensation also

includes expenses

related
to

compensation

commitments

with

financial

advisors

entered
into

at

the

time

of

recruitment

that

are

subject

to

vesting
requirements.
Share delivery obligations
Share

delivery

obligations

related

to

employee

share-based
compensation awards were
175

million shares as of

31 December
2021

(31 December

2020:
172

million

shares).

Share

delivery
obligations are

calculated on

the basis

of undistributed

notional
share

awards,

taking

applicable

performance

conditions

into
account.
As of 31 December 2021,

UBS held
149

million treasury shares
(31 December

2020:
157

million)

that

were

available

to

satisfy
share delivery obligations.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 28

Employee benefits: variable compensation (continued)

b) Effect on the income statement
Effect

on the

income

statement

for the

financial

year and

future
periods
The table

below

provides

information

about

compensation

expenses
related to

total variable compensation, including financial advisor
variable compensation,

that were

recognized in the

financial year
ended 31 December

2021, as well as expenses

that were deferred
and will be

recognized

in the income

statement

for 2022 and

later.
The majority

of expenses

deferred

to 2022

and later

that are

related
to the

2021

performance

year

pertain

to awards

granted

in February
2022.

The total

unamortized compensation

expense for unvested
share -
based

awards

granted

up

to

31
  December   2021
will

be
recognized

in future periods

over a weighted

average

period of
2.5
years.

Variable compensation including financial advisor variable

compensation
Expenses recognized in 2021 Expenses deferred to 2022 and later
1
USD million
Related to the
2021
performance
year
Related to prior
performance
years Total
Related to the
2021
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,383
(10)
2,373
0
0
0
Deferred compensation awards
405
412
817
797
624
1,421
of which: Equity Ownership Plan
183
180
363
393
184
577
of which: Deferred Contingent Capital Plan
140
158
297
299
329
628
of which: Long-Term Incentive Plan
54
19
73
50
33
83
of which: Asset Management EOP
29
56
84
56
78
133
Variable compensation – performance awards
2,788
402
3,190
797
624
1,421
Variable compensation – other
2
191
38
229
215
182
397
Total variable compensation excluding financial advisor variable compensation
2,979
440
3,419
1,012
806
1,818
Financial advisor variable compensation
4,134
248
4,382
434
641
1,075
of which: non-deferred cash
3,858
(6)
3,853
0
0
0
of which: deferred share-based awards
106
51
157
123
146
269
of which: deferred cash-based awards
170
202
372
311
495
806
Compensation commitments with recruited financial advisors
3
41
438
479
662
1,682
2,344
Total FA variable compensation
4,175
685
4,860
1,097
2,323
3,419
Total variable compensation including FA variable compensation
7,155
1,125
8,280
4
2,109
3,129
5,238
1 Estimate as

of 31 December

2021. Actual

amounts to be

expensed in future

periods may vary,

e.g., due

to forfeiture of

awards.

2 Consists of

replacement payments,

forfeiture credits,

severance payments,
retention plan payments and interest

expense related to the Deferred Contingent

Capital Plan.

3 Reflects expenses related to

compensation commitments with financial advisors entered into at the time of recruitment
that are subject to

vesting requirements. Amounts

reflected as deferred expenses

represent the maximum

deferred exposure as of

the balance sheet date.

Amounts in the “Related

to the 2021 performance

year”
columns represent commitments entered into

in 2021.

4 Includes USD
651

million in expenses related to share-based

compensation (performance awards: USD
435

million; other variable compensation:

USD
59
million; financial advisor

compensation: USD
157

million). A further

USD
85

million in expenses

related to share-based

compensation was recognized

within other expense

categories included in

Note 6 (salaries:
USD
5

million related to role-based allowances; social security: USD
64

million; other personnel expenses: USD
16

million related to the Equity Plus Plan). Total personnel expense related to share-based equity-settled compensation excluding social security was USD
641

million.

Note 28

Employee benefits: variable compensation (continued)
Variable compensation including financial advisor variable

compensation (continued)
Expenses recognized in 2020 Expenses deferred to 2021 and later
1
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
Variable compensation – other
2
126
94
220
181
192
374
Total variable compensation excluding financial advisor variable compensation
2,634
795
3,429
938
480
1,418
Financial advisor variable compensation
3,356
233
3,589
350
602
952
of which: non-deferred cash
3,154
0
3,154
0
0
0
of which: deferred share-based awards
69
50
119
79
135
214
of which: deferred cash-based awards
133
183
316
271
467
738
Compensation commitments with recruited financial advisors
3
22
480
502
473
1,682
2,155
Total FA variable compensation
3,378
713
4,091
822
2,284
3,106
Total variable compensation including FA variable compensation
6,012
1,508
7,520
4
1,760
2,764
4,524
1 Estimate as of 31

December 2020. Actual amounts to be

expensed in future periods may vary, e.g., due to forfeiture of awards.

2 Consists of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related

to the Deferred Contingent Capital Plan.

3 Reflects expenses related to compensation

commitments with financial advisors

entered into at the time of

recruitment that
are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date. Amounts in the “Related to the 2020 performance year” columns represent commitments entered into

in 2020.

4 Includes USD
686

million in expenses related

to share-based compensation

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

compensation (continued)
Expenses recognized in 2019 Expenses deferred to 2020 and later
1
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
Variable compensation – other
2
159
88
246
117
232
349
Total variable compensation excluding financial advisor variable compensation
2,352
650
3,001
545
840
1,385
Financial advisor variable compensation
3,233
268
3,501
197
710
907
of which: non-deferred cash
3,064
0
3,064
0
0
0
of which: deferred share-based awards
57
48
106
54
130
183
of which: deferred cash-based awards
112
219
331
144
580
724
Compensation commitments with recruited financial advisors
3
32
510
542
350
1,617
1,967
Total FA variable compensation
3,265
778
4,043
548
2,327
2,874
Total variable compensation including FA variable compensation
5,617
1,428
7,045
4
1,093
3,166
4,259
1 Estimate as of 31 December 2019. Actual amounts expensed may vary, e.g.,

due to forfeiture of awards.

2 Consists of replacement payments, forfeiture credits, severance payments,

retention plan payments and
interest expense related to the Deferred Contingent Capital Plan.

3 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of

the balance sheet date. Amounts in the

“Related to the 2019 performance year”

columns represent commitments
entered into in

2019.

4 Includes USD
610

million in expenses related

to share-based compensation (performance

awards: USD
461

million; other variable compensation: USD
43

million; financial advisor compensation:
USD
106

million). A

further USD
61

million in

expenses related

to share-based

compensation was

recognized within

other expense

categories included

in Note

6 (salaries:

USD
10

million related

to role-based
allowances; social security:

USD
25

million; other personnel

expenses: USD
27

million related to

the Equity Plus

Plan). Total personnel

expense related to

share-based equity-settled compensation

excluding social
security was USD
619

million.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 28

Employee benefits: variable compensation (continued)

c) Outstanding share-based compensation awards
Share and performance share awards
Movements in outstanding share-based awards during 2021 and 2020 are provided in the table below.

Movements in outstanding share-based compensation

awards
Number of shares
2021
Weighted average
grant date fair value
(USD)
Number of shares
2020
Weighted average
grant date fair value
(USD)
Outstanding, at the beginning of the year
174,900,395
12
156,064,763
14
Awarded during the year
68,721,549
15
72,250,157
11
Distributed during the year
(52,137,287)
13
(46,899,362)
15
Forfeited during the year
(10,906,096)
13
(6,515,164)
13
Outstanding, at the end of the year
180,578,561
13
174,900,395
12
of which: shares vested for accounting purposes
107,828,979
118,260,527

The total carrying amount of the liability related to cash-settled share-based awards as of 31 December 2021 and 31 December 2020 was USD
37

million and USD
36

million, respectively.
d) Valuation
UBS share awards
UBS

measures

compensation

expense

based

on

the

average
market price

of UBS

shares on

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

Note 29

Interests in subsidiaries and other entities

a) Interests in subsidiaries
UBS defines its

significant subsidiaries as

those entities that,

either
individually

or

in

aggregate,

contribute

significantly

to

the
Group’s

financial

position

or

results

of

operations,

based

on

a
number

of

criteria,

including

the

subsidiaries’

equity

and
contribution to the

Group’s total assets

and profit or

loss before
tax,

in

accordance

with

the

requirements

set

by

IFRS

12,

Swiss
regulations

and

the

rules

of

the

US

Securities

and

Exchange
Commission (the SEC).
Individually significant subsidiaries
The

two

tables

below

list

the

Group’s

individually

significant
subsidiaries as

of 31 December

2021. Unless

otherwise stated,

the
subsidiaries

listed

below

have

share

capital

consisting

solely

of
ordinary shares held entirely by the Group, and the proportion of ownership interest

held is

equal to

the voting

rights held

by the
Group.

The country where the respective registered office is located is also the

principal place

of business.

UBS AG

operates through

a
global branch network and

a significant proportion of

its business
activity is conducted outside Switzerland, including in

the UK, the
US, Singapore, Hong Kong SAR and other countries.

UBS Europe
SE has

branches and

offices in

a number

of EU

Member States,
including Germany, Italy,

Luxembourg and Spain.

Share capital is
provided in the currency of the legally registered office.

Individually significant subsidiaries

of UBS Group AG as of 31 December 2021
Company Registered office Share capital in million Equity interest accumulated in %
UBS AG
Zurich and Basel, Switzerland
CHF
385.8
100.0
UBS Business Solutions AG
1
Zurich, Switzerland
CHF
1.0
100.0
1 UBS Business Solutions AG holds subsidiaries in China, India, Israel and Poland.
Individually significant subsidiaries

of UBS AG as of 31 December 2021
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
UBS Americas Holding LLC
Wilmington, Delaware, USA
Group Functions
USD
4,150.0
2
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
1,283.1
3
100.0
UBS Switzerland AG
Zurich, Switzerland
Personal & Corporate Banking
CHF
10.0
100.0
1 Includes direct and indirect subsidiaries of UBS AG.

2 Consists of common share capital of USD
1,000

and non-voting preferred share capital of USD
4,150,000,000
.

3 Consists of common share capital of USD
100,000

and non-voting preferred share capital of USD
1,283,000,000
.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 29

Interests in subsidiaries and other entities (continued)
Other subsidiaries
The table below lists other direct and indirect subsidiaries of UBS

AG that are not individually significant but contribute to

the Group’s
total assets and aggregated profit before tax thresholds and are thus disclosed in accordance with requirements set by the SEC.

Other subsidiaries of UBS AG as of 31

December 2021
Company Registered office Primary business Share capital in million
Equity interest

accumulated in %
UBS Asset Management (Americas) Inc.
Wilmington, Delaware, USA
Asset Management
USD
0.0
100.0
UBS Asset Management (Hong Kong) Limited
Hong Kong SAR, China

Asset Management
HKD
254.0
100.0
UBS Asset Management Life Ltd
London, United Kingdom
Asset Management
GBP
15.0
100.0
UBS Asset Management Switzerland AG
Zurich, Switzerland
Asset Management
CHF
0.5
100.0
UBS Business Solutions US LLC
Wilmington, Delaware, USA
Group Functions
USD
0.0
100.0
UBS Credit Corp.
Wilmington, Delaware, USA
Global Wealth Management
USD
0.0
100.0
UBS (France) S.A.
Paris, France
Global Wealth Management
EUR
133.0
100.0
UBS Fund Management (Luxembourg) S.A.
Luxembourg, Luxembourg
Asset Management
EUR
13.0
100.0
UBS Fund Management (Switzerland) AG
Basel, Switzerland
Asset Management
CHF
1.0
100.0
UBS (Monaco) S.A.
Monte Carlo, Monaco
Global Wealth Management
EUR
49.2
100.0
UBS O‘Connor LLC
Wilmington, Delaware, USA
Asset Management
USD
1.0
100.0
UBS Realty Investors LLC
Boston, Massachusetts, USA
Asset Management
USD
9.0
100.0
UBS Securities Australia Ltd
Sydney, Australia
Investment Bank
AUD
0.3
1
100.0
UBS Securities Hong Kong Limited
Hong Kong SAR, China

Investment Bank
HKD
4,154.2
100.0
UBS Securities Japan Co., Ltd.
Tokyo, Japan
Investment Bank
JPY
34,708.7
100.0
UBS SuMi TRUST Wealth Management Co., Ltd.
Tokyo, Japan
Global Wealth Management
JPY
5,165.0
51.0
1 Includes a nominal amount relating to redeemable preference shares.

Consolidated structured entities
Consolidated structured

entities (SEs)

include certain

investment
funds, securitization

vehicles and client

investment vehicles.

UBS
has no individually significant subsidiaries that are SEs.
In
2021

and

2020,

the

Group

did

not

enter

into

any
contractual

obligation

that

could

require

the

Group

to

provide
financial support

to consolidated SEs.

In addition,

the Group did
not provide support,

financial or otherwise,

to a consolidated

SE
when

the

Group

was

not

contractually

obligated

to

do

so,

nor
does
the

Grou
p have an y
intention

to

do

so

in

the

future.
Furthermore,

the

Group

did

not

provide

support,

financial

or
otherwise, to a

previously unconsolidated SE

that resulted in

the
Group controlling the SE during the reporting period.

Note 29

Interests in subsidiaries and other entities (continued)

b) Interests in associates and joint ventures
As of 31 December 2021 and 2020, no associate or joint venture was

individually

material

to

the

Group.

Also,

there

were

no
significant restrictions on the ability of

associates or joint ventures
to

transfer

funds

to

UBS

Group

AG

or

its

subsidiaries

as

cash
dividends

or

to

repay

loans

or

advances

made.

There

were

no
quoted market

prices for

any associates

or joint

ventures of

the
Group.

Investments in associates and joint ventures
USD million 2021 2020
Carrying amount at the beginning of the year
1,557
1,051
Additions
1
388
Reclassifications
1
(386)
0
Share of comprehensive income
150
83
of which: share of net profit
2
105
84
of which: share of other comprehensive income
3
45
(1)
Share of changes in retained earnings
1
(40)
Dividends received
(39)
(33)
Foreign currency translation
(39)
108
Carrying amount at the end of the year
1,243
1,557
of which: associates
1,200
1,513
of which: SIX Group AG, Zurich
4
1,043
965
of which: Clearstream Fund Centre AG, Zurich
1
399
of which: other associates
157
150
of which: joint ventures
43
44
1 In the second quarter

of 2021, UBS reclassified

its minority investment (
48.8
%) in Clearstream Fund

Centre AG (previously Fondcenter

AG) of USD
386

million to Properties and other

non-current assets held for
sale and sold the investment in the same quarter. Refer to Note 30 for more information.

2 For 2021, consists of USD
79

million from associates and USD
26

million from joint ventures. For 2020, consists of USD
64
million from associates

and USD
19

million from joint

ventures.

3 For 2021,

consists of USD
44

million from associates

and USD
1

million from joint

ventures. For

2020, consists of

negative USD
1

million from
associates.

4 In 2021, UBS AG’s equity interest amounted to
17.31
%. UBS AG is represented on the Board of Directors.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 29

Interests in subsidiaries and other entities (continued)

c) Unconsolidated structured entities
UBS

is

considered

to

sponsor

another

entity

if,

in

addition

to
ongoing

involvement

with
the
entity,

it

had

a

key

role

in
establishing

that

entity

or

in

bringing

together

relevant
counterparties

for a

transaction facilitated

by the

entity.

During
2021 , the
Group

sponsored

the

creation

of

various

SEs

and
interacted

with

a

number

of

non-sponsored

SEs,

including
securitization

vehicles,

client

vehicles

and

certain

investment
funds,

that

UBS

did

not

consolidate

as

of

31 December

2021
because it did not control them.

Interests in unconsolidated structured entities
The table below

presents the

Group’s interests

in and maximum
exposure

to

loss

from

unconsolidated

SEs,

as

well

as

the

total
assets held

by the

SEs in

which UBS

had an

interest as

of year-
end,

except for

investment funds sponsored

by third

parties, for
which the

carrying amount

of UBS’s

interest as

of year-end

has
been disclosed.

Sponsored

unconsolidated

structured

entities

in

which

UBS

did
not have an interest at year-end
During 2021 and

2020, the Group did

not earn material

income
from sponsored unconsolidated SEs in

which UBS did not have

an
interest at year-end.
During 2021 and 2020,

UBS and third parties did

not transfer
any

assets

into

sponsored

securitization

vehicles

created

in

the
year. UBS and

third parties transferred

assets, alongside deposits
and debt issuances (which

are assets from the

perspective of the
vehicle),

of

USD
1

billion

and

USD
2

billion,

respectively,

into
sponsored client vehicles

created in

2021 (2020: USD
0

billion and
USD
9

billion,

respectively).

For

sponsored

investment

funds,
transfers

arose

during

the

period

as

investors

invested

and
redeemed

positions,

thereby

changing

the

overall

size

of

the
funds, which, when combined with

market movements, resulted
in a total

closing net asset value

of USD
46

billion (31 December
2020: USD
37

billion).

Interests in unconsolidated structured entities
31.12.21
USD million, except where indicated
Securitization
vehicles
Client
vehicles
Investment
funds Total
Maximum
exposure to loss
1
Financial assets at fair value held for trading
246
162
6,743
7,151
7,151
Derivative financial instruments
5
45
155
205
205
Loans and advances to customers
125
125
125
Financial assets at fair value not held for trading
35
222
257
257
Financial assets measured at fair value through other comprehensive income
324
4,525
4,849
4,849
Other financial assets measured at amortized cost
0
2
0
1
250
Total assets
610
3
4,732
7,247
12,588
Derivative financial instruments
2
11
281
294
Total liabilities
2
11
281
294
Assets held by the unconsolidated structured entities in which UBS had an interest
(USD billion)
30
4
81
5
158
6
31.12.20
USD million, except where indicated
Securitization
vehicles
Client
vehicles
Investment
funds Total
Maximum
exposure to loss
1
Financial assets at fair value held for trading
375
131
7,595
8,101
8,101
Derivative financial instruments
6
49
158
213
211
Loans and advances to customers
179
179
179
Financial assets at fair value not held for trading
35
1
2
172
208
208
Financial assets measured at fair value through other comprehensive income
6,624
6,624
6,624
Other financial assets measured at amortized cost
0
2
0
250
Total assets
416
3
6,805
8,104
15,326
Derivative financial instruments
3
11
376
390
0
Total liabilities
3
11
376
390
Assets held by the unconsolidated structured entities in which UBS had an interest
(USD billion)
39
4
136
5
124
6
1 For the purpose of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral or other credit enhancements.

2 Represents the carrying amount of loan commitments.
The maximum exposure to loss for these instruments is equal

to the notional amount.

3 As of 31 December 2021, USD
0.1

billion of the USD
0.6

billion (31 December 2020: USD
0.2

billion of the USD
0.4

billion)
was held in Group Functions – Non-core and Legacy Portfolio.

4 Represents the principal

amount outstanding.

5 Represents the market value of total assets.

6 Represents the net asset value of the investment
funds sponsored by

UBS and the

carrying amount

of UBS’s

interests in the

investment funds not

sponsored by UBS.

In 2021,

UBS updated the

presentation of this

table to remove

its interests in

unconsolidated
structured investment funds and

the corresponding total asset

information, where UBS’s

interest is driven

solely from UBS’s

role as the

fund’s investment

manager and the fees

it receives. This

information is now
separately disclosed in the accompanying text on the following page. Prior-period information has been aligned with this new presentation.

Note 29

Interests in subsidiaries and other entities (continued)
The Group retains or purchases interests in

unconsolidated SEs
in the form of

direct investments, financing, guarantees,

letters of
credit, derivatives,

as well as through management

contracts. The
Group’s

maximum

exposure

to

loss

is

generally

equal

to

the
carrying amount

of the

Group’s interest

in the

SE, with

this subject
to change over time with market movements. Guarantees,

letters
of

credit

and

credit

derivatives

are

an

exception,

with

the
contract’s notional

amount, adjusted

for losses already

incurred,
representing the maximum loss that the Group is exposed to.
The

maximum exposure

to loss

disclosed in

the table

on the
previous

page

does

not

reflect

the

Group’s

risk

management
activities, including effects from

financial instruments that may

be
used to economically

hedge risks inherent

in the unconsolidated
SE

or
  risk -
reducing

effects

of

collateral

or

other

credit
enhancements.
In 2021 and

2020, the

Group did

not provide support,

financial
or

otherwise,

to

an

unconsolidated

SE

when

not

contractually
obligated to do so, nor

does the Group have any

intention to do
so in the future.
In

2021

and

2020,

income

and

expenses

from

interests

in
unconsolidated

SEs

primarily

resulted

from

mark-to-market
movements

recognized

in
Other

net

income

from

financial
instruments

measured at fair

value through profit

of loss
, which
have generally been

hedged with other financial

instruments, as
well

as

fee

and

commission

income

received

from

UBS-
sponsored

funds.
Interests in securitization vehicles
As of 31 December

2021 and

31 December 2020, the

Group held
interests,

both

retained

and

acquired,

in

various

securitization
vehicles that relate

to financing, underwriting, secondary

market
and derivative trading activities.
The numbers

outlined in

the table

on the previous

page may
differ

from

the

securitization

positions

presented

in

the
31   December 2021 Pillar   3 R eport
,

available

under

“Pillar
  3
disclosures”

at
ubs.com/investors
,

for

the

following

reasons:
(i) exclusion

of synthetic

securitizations

transacted

with entities
that

are

not

SEs

and

transactions

in

which

the

Group

did

not
have an interest because it did not absorb any risk

;

(ii) a different
measurement

basis

in certain

cases

(e.g.,

IFRS

carrying

amount
within

the previous

table

compared

with net

exposure

amount
at default for

Pillar 3 disclosures)

;

and (iii) different

classification
of vehicles

viewed as

sponsored by

the Group versus

sponsored
by third parties.
›
Refer to the 31 December 2021 Pillar 3

Report,

available under
“Pillar 3 disclosures” at ubs.com/investors ,   for more information
Interests in client vehicles
Client

vehicles are

established predominantly

for

clients to

gain
exposure

to specific

assets or

risk exposures.

Such vehicles

may
enter

into

derivative

agreements,

with

UBS

or

a

third

party,

to
align

the

cash

flows

of

the

entity

with

the

investor’s

intended
investment objective,

or to introduce other

desired risk exposures.

As of

31 December 2021 and

31 December 2020,

the Group
retained

interests

in

client

vehicles

sponsored

by

UBS

and

third
parties that

relate to

financing, secondary

market and

derivative
trading activities, and to hedge structured product offerings.
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

market factors and considers

the fund’s nature
and

the

jurisdiction

of

incorporation,

as

well

as

fee

schedules
negotiated with clients. These

fee contracts represent an interest
in

the

fund,

as

they

align

the Group’s

exposure

with

investors,
providing

a

variable

return

based

on

the

performance

of

the
entity. Depending on the structure of

the fund, these fees may

be
collected

directly

from

the

fund
’s
assets

and
  /
or

from

the
investors. Any

amounts due are

collected on

a regular

basis and
are

generally

backed

by

the

fund’s

assets.

Therefore

interest

in
such

funds

is

not

represented

by

the

on-balance

sheet

fee
receivable but rather by the

future exposure to variable fees. The
total

assets

of

such

funds

were

USD
370

billion

and

USD
359
billion as   of   31   December 2021
and

31
  December 2020,
respectively,

and

have

been

excluded

from

the

table

on

the
previous page. The Group

did not have any

material exposure to
loss

from

these

interests

as

of

31 December

2021

or

as

of
31 December 2020.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 30

Changes in organization and acquisitions and disposals of subsidiaries and businesses

Strategic partnership with Sumitomo Mitsui Trust Holdings
In

2019,

UBS

entered

into

a

strategic

wealth

management
partnership

in

Japan

with

Sumitomo

Mitsui Trust

Holdings, Inc.
(SuMi

Trust

Holdings).

In

January

2020,

the

first

phase

was
launched, with

operations commencing in

the joint

venture that
was established

to promote

the respective

services. At

the time,
UBS and

SuMi Trust

Holdings also

started offering

each other’s
products and services to their respective clients.
In

the

third

quarter

of

2021,

the

second

phase

of

the
partnership was completed, with the

launch of a new operational
partnership

entity,

UBS

SuMi

TRUST

Wealth

Management

Co.,
Ltd., which is
51
%-owned and controlled by

UBS, requiring UBS
to consolidate

this entity.

The new

entity offers

global securities
and wealth management

capabilities, together with the

custody,
real

estate,

inheritance

and

wealth

transfer

expertise

of

a
Japanese

trust

banking

group.

Upon

completion

of

this
transaction in

the third

quarter of

2021, shareholders’

equity of
the Group increased by USD
155

million, with no effect on profit
or loss.
Disposals of subsidiaries and businesses
Sale of remaining investment in Clearstream Fund Centre AG
In

the

second quarter

of

2021, UBS

sold its

remaining

minority
investment in Clearstream Fund Centre

AG to Deutsche Börse

AG
for

CHF
390

million.

The

transaction

followed

the

sale

of

a
majority

investment

and

successful

transfer

of

control

of
Fondcenter

AG

to

Deutsche

Börse

AG

in

2020,

when

UBS
recognized

a

post-tax gain

on sale

of

USD
631

million

in
Other
income
. The sale of

the remaining
48.8
% investment resulted

in
a post-tax gain of USD
37

million in 2021, which was recognized
in
Other income
, with no

associated net tax

expense. Long-term
commercial

cooperation

arrangements

remain

in

place

for

the
provision

of

services

by

Clearstream

to

UBS,

including

jointly
servicing banks and insurance companies.
Sale of wealth management business in Austria
In

the

third

quarter

of

2021,

UBS

completed

the

sale

of

its
domestic wealth management

business in Austria

to LGT. The sale
resulted

in

a

pre-tax

gain

of

USD
100

million,

which

was
recognized

in
Other

income
,

and

an

associated

tax

expense

of
USD
25

million.
Sale of wealth management business in Spain in 2022
In

October 2021,

UBS signed

an agreement

to sell

its

domestic
wealth

management

business

in

Spain

to

Singular

Bank.

The
agreement

includes

the

transition

of

employees,

client
relationships,

products

and services

of

the

wealth management
business of UBS in Spain. The

transaction is subject to customary
closing conditions and is expected to close in the third quarter of
2022.
As

of

31 December

2021,

the

assets

and

liabilities

of

the
business

were

presented

in

Global

Wealth

Management

as

a
disposal group held for sale within
Other non-financial assets

and
Other non-financial

liabilities

and amounted

to USD
647

million
and

USD

823

million,

respectively.

Upon

the

closing

of

the
transaction, UBS expects

to record a

pre-tax gain of

approximately
USD
0.2

billion.
Sale of UBS Swiss Financial Advisers AG in 2022
In

December

2021,

UBS

signed

an

agreement

to

sell

its

wholly
owned

subsidiary

UBS

Swiss

Financial

Advisers

AG

(SFA)

to
Vontobel.

SFA

is

an

SEC-registered

investment

advisor

and
FINMA-licensed

securities

firm

that

offers

US

clients

tailored
investment

solutions

in

a

Switzerland-based

environment.

The
transaction

is

subject

to

customary

closing

conditions

and
regulatory approvals and is

expected to close in the

third quarter
of 2022.
As

of

31 December

2021,

the

assets

and

liabilities

that

are
subject

to

the

transaction
were
presented

in

Global

Wealth
Management as a disposal group held for sale within
Other non-
financial assets

and
Other non-financial

liabilities

and amounted
to USD
446

million and

USD
475

million, respectively.

Upon the
closing of the

transaction, UBS does not

expect a material

effect
on profit or loss or shareholders’ equity of the Group.
Acquisitions of subsidiaries and businesses in 2022
Acquisition of Wealthfront in 2022
In

January

2022,

UBS

entered

into

an

agreement

to

acquire
Wealthfront,

an

industry-leading

digital

wealth

management
provider,

for

a

cash

consideration

of

USD
1.4

billion.

The
acquisition is aligned with UBS’s growth strategy

in the Americas,
will broaden

our reach

among affluent

investors and

will add

a
new

digital-first

offering

increasing

our

distribution

capabilities.
The

transaction

is

subject

to

customary

closing

conditions,
including

regulatory

approvals,

and

is

expected

to

close

in

the
second

half

of

2022.

Upon

the

closing

of

the

transaction,
Wealthfront

will become

a wholly

owned subsidiary

of UBS

and
UBS expects to

recognize additional goodwill

and other intangible
assets of approximately USD
1.2

billion.

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

Remuneration of key management

personnel
USD million, except where indicated 31.12.21 31.12.20 31.12.19
Base salaries and other cash payments
1
31
33
32
Incentive awards – cash
2
17
18
14
Annual incentive award under DCCP
26
27
21
Employer’s contributions to retirement benefit plans
3
3
3
Benefits in kind, fringe benefits (at market value)
1
1
1
Share-based compensation
3
45
47
37
Total
124
129
108
Total (CHF million)
4
113
121
107
1 May include role-based allowances in line

with market practice and regulatory requirements.

2 The cash portion may also include

blocked shares in line with regulatory requirements.

3 Compensation expense
is based on the

share price on grant

date taking into account

performance conditions. Refer

to Note 27 for

more information. For

GEB members, share-based

compensation for 2021, 2020

and 2019 was

entirely
composed of LTIP awards.For

the Chairman of the BoD the share-based compensation for 2021, 2020 and 2019 was entirely composed of UBS shares.

4 Swiss franc amounts disclosed represent the respective US
dollar amounts translated at the applicable performance award currency exchange rates (2021: USD /

CHF
0.92
; 2020: USD / CHF
0.94
; 2019: USD / CHF
0.99
).

The independent members

of the BoD

do not have

employment
or service contracts

with UBS, and

thus are not

entitled to benefits
upon termination of their

service on the BoD.

Payments to these
individuals for their

services as

external board

members amounted
to

USD
7.5

million

(CHF
6.9

million)

in

2021,

USD
7.0

million
(CHF
6.6

million) in 2020 and USD
7.3

million (CHF
7.3

million) in
2019.

b) Equity holdings of key management personnel
Equity holdings of key management personnel
1
31.12.21 31.12.20
Number of shares held by members of the BoD, GEB and parties closely linked to them
2
4,597,006
5,288,317
1 No options were held in 2021 and 2020 by non-independent members of the BoD and any GEB member or any of its related

parties.

2 Excludes shares granted under variable

compensation plans with forfeiture
provisions.

Of

the

share

totals

above,

no

shares

were

held

by

close

family
members of

key management

personnel on

31 December 2021
and 31 December 2020. No shares were

held by entities that are
directly

or

indirectly

controlled

or

jointly

controlled

by

key
management

personnel

or

their

close

family

members

on
31 December 2021 and

31 December 2020. As

of 31 December
2021, no member of the BoD or

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

interest rates and
collateral,

and

neither

involve

more

than

the

normal

risk

of
collectability nor

contain any

other unfavorable

features

for the
firm.

Independent

BoD

members

are

granted

loans

and
mortgages in

the ordinary

course of

business at

general market
conditions.
Movements in the

loan, advances and

mortgage balances are
as follows
.

Loans, advances and mortgages to key management

personnel
1
USD million, except where indicated 2021 2020
Balance at the beginning of the year
38
33
Additions
11
14
Reductions
(15)
(8)
Balance at the end of the year
2
34
38
Balance at the end of the year (CHF million)
2, 3
31
34
1 All loans are secured loans.

2 There were no unused uncommitted credit facilities as of 31

December 2021 and 31 December 2020.

3 Swiss franc amounts disclosed represent the respective US dollar amounts
translated at the relevant year-end closing exchange rate.

d) Other related-party transactions with entities controlled by key management personnel
In

2021

and

2020,

UBS

did

not

enter

into

transactions

with
entities

that

are

directly

or

indirectly

controlled

or

jointly
controlled

by

UBS’s

key

management

personnel

or

their

close
family

members

and

as

of

31 December

2021,

31 December
20 20
and

31

December

201
9
,

there

were

no

outstanding
balances related

to such

transactions. Furthermore,

in 2021

and
2020, entities

controlled by

key management

personnel did

not
sell any

goods or

provide any

services to

UBS, and

therefore did
not receive any

fees from UBS.

UBS also did

not provide services
to such entities in 2021 and 2020, and

therefore also received no
fees.

e) Transactions with associates and joint ventures
Loans to and outstanding receivables from associates

and joint ventures
USD million 2021 2020
Carrying amount at the beginning of the year
630
982
Additions
133
527
Reductions
(497)
(1,001)
Foreign currency translation
(14)
123
Carrying amount at the end of the year

251
630
of which: unsecured loans and receivables
243
621
Other transactions with associates and

joint ventures
As of or for the year ended
USD million 31.12.21 31.12.20
Payments to associates and joint ventures for goods and services received
157
139
Fees received for services provided to associates and joint ventures
104
128
Liabilities to associates and joint ventures
127
91
Commitments and contingent liabilities to associates

and joint ventures
7
9
›
Refer to Note 29 for an overview of investments

in associates and joint ventures

Note 32

Invested assets and net new money

The following disclosures provide a bre

akdown of UBS’s invested
assets and a

presentation of their

development, including net

new
money,

as

required

by

the

Swiss

Financial

Market

Supervisory
Authority.
Invested assets
Invested assets

consist of

all client

assets managed

by or

deposited
with

UBS

for

investment

purposes.

Invested

assets

include
managed fund assets, managed institutional assets, discretionary
and

advisory

wealth management

portfolios,

fiduciary

deposits,
time

deposits,

savings

accounts,

and

wealth

management
securities

or

brokerage

accounts.

All

assets

held

for

purely
transactional

purposes

and

custody-only

assets,

including
corporate

client

assets

held

for

cash

management

and
transactional purposes, are excluded

from invested assets, as

the
Group only

administers the

assets and

does not

offer advice

on
how

they

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
another, it is counted in both

the business division managing the
investment

and

the

one

distributing

it.

This

results

in

double
counting

within

UBS

total

invested

assets,

as

both

business
divisions are independently providing a

service to their respective
clients, and both add value and generate revenue.
Net new money
Net new

money in

a reporting

period is

the amount

of invested
assets

entrusted

to

UBS

by

new

and

existing

clients,

less

those
withdrawn

by

existing

clients

and

clients

who

terminated
relationships

with UBS.
Net new

money is

calculated using

the direct

method, under
which

inflows

and

outflows

to
  /
from

invested

assets

are
determined at the client level,

based on transactions. Interest and
dividend income from invested

assets are not counted as net new
money inflows. Market and currency movements,

as well as

fees,
commissions

and interest on loans

charged,

are excluded from

net
new

money,

as

are

effects

resulting

from

any

acquisition

or
divestment

of

a

UBS

subsidiary

or

business.

Reclassifications
between invested assets

and custody-only assets as

a

result of

a
change in service level

delivered are generally treated as net

new
money flows.

However, where the change in

service level directly
results

from an

externally

imposed

regulation

or a

strategic

decision
by UBS

to exit

a market

or specific

service

offering,

the one-time

net
effect is

reported as
Other effects
.
The

Investment

Bank

does

not track

invested

assets

and

net
new

money.

However,

when

a

client

is

transferred

from

the
Investment Bank

to another

business division,

this may

produce
net new

money even though

the client assets

were already with
UBS.

Invested

assets and net new money
As of or for the year ended
USD billion 31.12.21 31.12.20
Fund assets managed by UBS
419
397
Discretionary assets
1,705
1,459
Other invested assets
2,472
2,331
Total invested assets
1
4,596
4,187
of which: double counts
356
311
Net new money
1
159
127
1 Includes double counts.

Development of invested assets
USD billion 2021 2020
Total invested assets at the beginning of the year
1
4,187
3,607
Net new money
159
127
Market movements
2
339
359
Foreign currency translation
(65)
96
Other effects
(24)
(1)
of which: acquisitions / (divestments)
(5)
0
Total invested assets at the end of the year
1
4,596
4,187
1 Includes double counts.

2 Includes interest and dividend income.

Consolidated financial statements | UBS Group AG consolidated financial statements

Note 33

Currency translation rates

The

following table

shows the

rates of

the main

currencies

used to

translate the

financial information

of UBS’s

operations with

a
functional currency other than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the year ended
31.12.21 31.12.20 31.12.21 31.12.20 31.12.19
1 CHF
1.10
1.13
1.09
1.07
1.01
1 EUR
1.14
1.22
1.18
1.15
1.12
1 GBP
1.35
1.37
1.37
1.29
1.28
100 JPY
0.87
0.97
0.91
0.94
0.92
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a year represent an average of 12 month-end rates, weighted

according to the income

and expense volumes of all

operations of the Group

with the same functional currency

for each month. Weighted

average rates for individual

business divisions
may deviate from the weighted average rates for the Group.

Note 34

Events after the reporting period

Russia’s invasion of Ukraine
Russia’s

invasion of

Ukraine on

24 February

2022

has triggered
disruptions

and

uncertainties

in

the

markets

and

the

global
economy,

as well as coordinated implementation

of sanctions by
Switzerland, the

United States,

the European

Union, the

United
Kingdom and

others against

Russia and,

certain Russian

entities
and

nationals.

These

events,

together

with

potential

counter-
sanctions

and

other

measures

taken

by

Russia,

impact

UBS’s
businesses.
UBS’s

country

risk

exposure

to

Russia

was

approximately
USD
0.6

billion

across

its

business

divisions

as

of

31 December
2021.

This

exposure

has

been

reduced

since

year-end 2021.

In
addition,

UBS

is

currently

monitoring

settlement

risk

on

certain
open transactions with Russian bank- or non-bank

counterparties
or

Russian

underlyings,

as

market

closures,

the

imposition

of
exchange

controls,

sanctions

or

other

measures

may

limit

our
ability

to

settle

existing

transactions

or

to

realize

on

collateral,
which

may

result

in

unexpected

increases

in

exposures.

UBS’s
balance sheet as of

31 December 2021 also

included net assets

of
USD
51

million held in UBS’s

Russian subsidiary, OOO

UBS Bank.
As of 3 March 2022, UBS also

had approximately USD
0.2

billion
of exposure arising

from reliance on

Russian assets as

collateral on
Lombard

lending and

other secured

financing in

Global

Wealth
Management.

As of 3 March

2022,

UBS identified a small

number of Global
Wealth

Management

clients

subject

to

the

recently

introduced
sanctions with total loans outstanding of under USD
10

million.
UBS continues to closely

monitor related effects on

its financial
statements,

including

estimated

direct

and

indirect

impacts

on
expected credit

loss calculations

and on

fair value

measurement
of assets, liabilities and off-balance

sheet exposures. The situation
continues

to

evolve

and

broader

implications

for

other
counterparties

of

UBS,

including

financial

institutions,

are

not
possible to

assess at

this time;

however, there

were no

material
adverse effects on

UBS’s financial statements

as of 4 March

2022.
›
Refer to “Top and emerging risks” and “Country risk” in the
“Risk management and control” section and

to “Performance in
the financial services industry is affected by

market conditions
and the macroeconomic climate” in the “Risk

factors” section of
this report for more information

Note 35

Main differences between IFRS and Swiss GAAP

The

consolidated

financial

statements

of

UBS

Group

AG

are
prepared

in

accordance

with

International

Financial

Reporting
Standards (IFRS). The

Swiss Financial

Market Supervisory Authority
(FINMA) requires financial groups presenting financial statements under

IFRS

to

provide

a

narrative

explanation

of

the

main
differences

between

IFRS

and

Swiss
g
enerally

accepted
accounting principles (GAAP) (the FINMA Accounting

Ordinance,
FINMA

Circular

2020/1 “Accounting

– banks”

and the

Banking
Ordinance

(the

BO)).

Included

in

this

Note

are

the

significant
differences

in

the

recognition

and

measurement

between

IFRS
and

the

provisions

of

the
BO
and

the

guidelines

of

FINMA
governing

true

and

fair

view

financial

statement

reporting
pursuant to Art. 25 to Art. 42 of the BO.
1. Consolidation
Under IFRS,

all entities

that are

controlled

by the

holding entity
are consolidated. Under

Swiss GAAP,

controlled entities deemed
immaterial to the

Group or held

only temporarily are exempt

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
debt instruments not

held to maturity,

i.e., instruments available
for

sale,
and
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
.
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

earnings
.

The

fair

value

option

is

applied

primarily

to
issued

structured

debt

instruments,

certain

non-structured

debt
instruments,

certain payables

under repurchase

agreements and
cash

collateral

on

securities

lending

agreements,

amounts

due
under unit-linked investment contracts, and brokerage payables.
Under Swiss GAAP, the fair

value option can only be

applied to
structured debt instruments

consisting of

a debt

host contract

and
one

or

more

embedded

derivatives

that

do

not

relate

to

own
equity. Furthermore, unrealized changes

in fair value attributable
to

changes

in

UBS’s

own

credit

are

not

recognized,

whereas
realized own credit is recognized in

Net trading income
.
4. Allowances and provisions for credit losses
Swiss GAAP permit use of IFRS for

accounting for allowances and
provisions for credit losses based on an expected credit loss (ECL)
model. UBS has

chosen to apply

the IFRS 9

ECL approach to

the
substantial

majority

of

exposures

in

scope

of

Swiss

GAAP

ECL
requirements,

including all exposures in scope of ECL under both
Swiss GAAP and IFRS.
In

addition,

for

a

small

population

of

exposures

within

the
scope of Swiss GAAP ECL requirements, which are not subject to
ECL

under
IFRS

due

to

classification

and

measurements
differences,

UBS applies

an alternative

approach.

Where Pillar 1
internal ratings-based (IRB)

models are applied

to measure credit
risk,

ECL

for

such

exposures

is

determined

by

the

regulatory
expected loss

(EL), with

an add-on

for scaling

up to

the residual
maturity of exposures

maturing beyond the next

12 months. For
detailed

information

on

regulatory

EL,

refer

to

the
“ Risk
management

and control”

section

of

this report.

For exposures
where the Pillar 1 standardized approach (SA) is used

to measure
credit

risk,

ECL

is

determined

using

a

portfolio

approach

that
derives

a

conservative probability

of

default

(PD)

and loss

given
default (LGD) for the entire portfolio.

5. Hedge accounting
Under IFRS, when cash flow hedge accounting is applied, the fair value

gain

or

loss

on

the

effective

portion

of
a   derivative
designated as

a cash

flow hedge

is recognized

initially in

equity
and reclassified to the income statement when certain conditions are

met.

When

fair

value

hedge

accounting

is

applied,

the

fair
value change of the

hedged item attributable to

the hedged risk
is

reflected

in

the

measurement

of

the

hedged

item

and

is
recognized in the income statement along with

the change in the
fair

value

of

the

hedging

derivative.

Under

Swiss

GAAP,

the
effective

portion

of

the

fair

value

change

of
a derivative
instrument designated

as a

cash flow

or as

a fair

value hedge

is
deferred on the balance

sheet as
Other assets

or
Other liabilities
.
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
10

years, can

be justified. In

addition, these assets
are tested annually for impairment.
7. Post-employment benefit plans
Swiss GAAP permit the use of IFRS or Swiss accounting

standards
for post-employment benefit

plans, with the

election made on

a
plan-by-plan basis.
UBS

has

elected

to

apply

IFRS

(IAS

19)

for

the

non-Swiss
defined

benefit

plans

in
  the
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

IFRS require the full

defined benefit
obligation net

of the

plan assets

to be

recorded on

the balance
sheet

subject

to

the

asset

ceiling

rules,

with

changes

resulting
from remeasurements recognized

directly in equity.

However, for
non-Swiss

defined

benefit

plans

for

which

IFRS

accounting

is
elected,

changes

due

to

remeasurements

are

recognized

in

the
income statement of UBS AG standalone under Swiss GAAP.
Swiss

GAAP

require

employer

contributions

to

the

pension
fund

to

be

recognized

as

personnel

expenses

in

the

income
statement.

Swiss

GAAP

also

require

an

assessment

of

whether,
based

on

the

pension

fund’s

financial

statements

prepared

in
accordance

with

Swiss

accounting

standards
(FER

26),

an
economic benefit

to, or

obligation of,

the employer

arises from
the

pension

fund that

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

leases are

not recognized

on

the balance

sheet, with
payments recognized as
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

(i)
existence

of

master

netting

agreements

and

related

collateral
arrangements

that are

unconditional and

legally enforceable,

in
both

the

normal

course

of

business

and

the

event

of

default,
bankruptcy

or

insolvency of

UBS and

its

counterparties;

and

(ii)
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

a
nd
reversals

of
impairments

of

participations

and

fixed

assets,

are

classified

as
extraordinary

items

under

Swiss

GAAP.

This

distinction

is

not
available under IFRS
.
▲

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
–

Assets,

liabilities,

operating

income,

operating

expenses

and
tax

expenses

/

(benefits)

relating

to

UBS

Group

AG

and

its
directly held subsidiaries, including UBS

Business Solutions AG,
are

reflected in

the consolidated

financial statements

of UBS
Group

AG

but

not

of

UBS

AG.

UBS

AG’s

assets,

liabilities,
operating

income

and

operating

expenses

related

to
transactions

with

UBS

Group

AG

and

its

directly

held
subsidiaries,

including

UBS

Business

Solutions

AG

and

other
shared

services

subsidiaries, are

not

subject to

elimination

in
the

UBS

AG

consolidated

financial

statements,

but

are
eliminated
in

the

UBS

Group

AG

consolidated

financial
statements.

–

Differences in net profit between UBS Group AG consolidated
and

UBS

AG

consolidated

mainly

arise

as

UBS

Business
Solutions

AG

and

other

shared

services

subsidiaries

of

UBS
Group

AG

charge

other

legal

entities

within

the

UBS

AG
consolidation scope for

services provided, including

a markup
on

costs

incurred.

In

addition,

and

to

a

lesser

extent,
differences

arise

as

a

result

of

certain

compensation-related
matters, including pensions.
–

The equity of UBS Group AG consolidated was USD 2.6 billion
higher than
the

equity

of

UBS

AG

consolidated

as

of

31
December

202
1
.

This

difference

was

mainly

driven

by
higher dividends paid by UBS AG to UBS Group AG compared
with

the dividend

distributions of

UBS

Group AG,

as

well as
higher

retained

earnings

in

the

UBS Group

AG

consolidated
financial

statements,

largely

related

to

the

aforementioned
markup charged by

shared services subsidiaries

of UBS Group
AG

to

other

legal

entities

in

the

UBS

AG

scope

of
consolidation.

In

addition,

UBS

Group

is

the

grantor

of

the
majority

of

the

compensation

plans

of

the

Group

and
recognizes share

premium for

equity-settled awards

granted.
These effects were partly offset

by treasury shares acquired as
part of

our share

repurchase programs

and those

held to

hedge
share delivery obligations

associated with

Group compensation
plans, as

well as

additional share

premium recognized

at the
UBS

AG

consolidated

level

related

to

the

establishment

of
UBS Group AG

and

UBS

Business

Solutions

AG,

a

wholly
owned subsidiary of UBS Group AG.
–

The going concern capital of UBS Group AG consolidated was
USD   5 . 1
billion

higher

than

the

going

concern

capital

of
UBS AG

consolidated

as

of

31 December

2021,

reflecting
higher common equity

tier 1 (CET1)

capital of USD 3.7 billion
and higher going

concern loss-absorbing

additional tier 1

(AT1)
capital of USD 1.4 billion

–

The CET1 capital of UBS Group AG consolidated

was USD 3.7
billion

higher

than

that

of

UBS

AG

consolidated

as

of
31 December 2021. The higher

CET1 capital of UBS Group

AG
consolidated

was

primarily

due

to

a

higher

UBS

Group

AG
consolidated

IFRS

equity

of

USD 2.6 billion,

as

described
above, and lower UBS Group AG accruals for future dividends
to

shareholders,

as

well as

a

higher

capital deduction

at

the
UBS

AG

consolidated

level

related

to

deferred

tax

assets

on
temporary differences. The

aforementioned factors were

partly
offset

by

compensation-related

regulatory

capital

accruals

at
the UBS Group AG level.
–

The

going

concern

loss-absorbing

AT1

capital

of

UBS

Group
AG consolidated was

USD 1.4 billion

higher than that

of UBS
AG

consolidated

as

of

31

December 2021,

mainly reflecting
deferred contingent capital plan awards granted at

the Group
level to eligible

employees for the

performance years 2016 to
2020,

partly

offset

by

two

loss-absorbing

AT1

capital
instruments on-lent by UBS Group AG to UBS AG.

Consolidated financial statements | UBS AG consolidated financial statements

UBS AG consolidated key figures
As of or for the year ended
USD million, except where indicated 31.12.21 31.12.20 31.12.19
1
Results
Operating income

35,976

32,780

29,307
Operating expenses

27,012

25,081

24,138
Operating profit / (loss) before tax

8,964

7,699

5,169
Net profit / (loss) attributable to shareholders

7,032

6,196

3,965
Profitability and growth
2
Return on equity (%)

12.3

10.9

7.4
Return on tangible equity (%)

13.9

12.4

8.5
Return on common equity tier 1 capital (%)

17.6

16.6

11.3
Return on risk-weighted assets, gross (%)

12.3

11.9

11.2
Return on leverage ratio denominator, gross (%)
3

3.4

3.4

3.2
Cost / income ratio (%)

75.4

74.9

82.1
Net profit growth (%)

13.5

56.3

(3.4)
Resources
Total assets

1,116,145

1,125,327

971,927
Equity attributable to shareholders

58,102

57,754

53,722
Common equity tier 1 capital
4

41,594

38,181

35,233
Risk-weighted assets
4

299,005

286,743

257,831
Common equity tier 1 capital ratio (%)
4

13.9

13.3

13.7
Going concern capital ratio (%)
4

18.5

18.3

18.3
Total loss-absorbing capacity ratio (%)
4

33.3

34.2

33.9
Leverage ratio denominator
3,4

1,067,679

1,036,771

911,228
Common equity tier 1 leverage ratio (%)
3,4

3.90

3.68

3.87
Going concern leverage ratio (%)
3,4

5.2

5.1

5.2
Total loss-absorbing capacity leverage ratio (%)
4

9.3

9.5

9.6
Other
Invested assets (USD billion)
5

4,596

4,187

3,607
Personnel (full-time equivalents)

47,067

47,546

47,005
1 Refer to the “Accounting and financial reporting” and “Consolidated financial statements” sections of this report for information about the restatement of comparative information, where applicable.

2 Refer to
the “Targets, aspirations and capital guidance”

section of this report for more information about our performance measurement.

3 Leverage ratio denominators and leverage ratios for year 2020 do not reflect the effects of the temporary exemption that applied from 25 March 2020 until 1 January 2021 and was granted by FINMA in connection with COVID-19. Refer to the “Regulatory and legal developments” section of our
Annual Report 2020 for more information.

4 Based on the Swiss systemically relevant bank framework

as of 1 January 2020. Refer to the

“Capital, liquidity and funding, and balance sheet” section

of this report
for more

information.

5 Consists of

invested assets

for Global

Wealth Management,

Asset Management

and Personal

& Corporate

Banking. Refer

to “Note

32 Invested

assets and

net new

money” in

the
“Consolidated financial statements” section of this report for more information.

Comparison between UBS Group AG consolidated and UBS AG consolidated
As of or for the year ended 31.12.21 As of or for the year ended 31.12.20
USD million, except where indicated
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
Income statement
Operating income 35,542 35,976 (434) 32,390 32,780 (390)
Operating expenses 26,058 27,012 (955) 24,235 25,081 (846)
Operating profit / (loss) before tax

9,484 8,964 520 8,155 7,699 456
of which: Global Wealth Management 4,783 4,706 77 4,019 3,965 54
of which: Personal & Corporate Banking 1,731 1,726 4 1,259 1,261 (2)
of which: Asset Management 1,030 1,023 7 1,455 1,454 1
of which: Investment Bank 2,630 2,592 38 2,482 2,441 41
of which: Group Functions (689) (1,083) 394 (1,060) (1,423) 362
Net profit / (loss)

7,486 7,061 425 6,572 6,211 361
of which: net profit / (loss) attributable to shareholders 7,457 7,032 425 6,557 6,196 361 of which: net profit / (loss) attributable to non-controlling interests 29 29 0 15 15 0
Statement of comprehensive income
Other comprehensive income (2,367) (2,235) (131) 1,740 1,759 (19)
of which: attributable to shareholders (2,351) (2,220) (131) 1,719 1,738 (19)
of which: attributable to non-controlling interests (16) (16) 0 21 21 0
Total comprehensive income 5,119 4,826 293 8,312 7,970 342
of which: attributable to shareholders 5,106 4,813 293 8,276 7,934 342 of which: attributable to non-controlling interests 13 13 0 36 36 0
Balance sheet
Total assets 1,117,182 1,116,145 1,037 1,125,765 1,125,327 438
Total liabilities 1,056,180 1,057,702 (1,522) 1,066,000 1,067,254 (1,254)
Total equity

61,002 58,442 2,559 59,765 58,073 1,691
of which: equity attributable to shareholders 60,662 58,102 2,559 59,445 57,754 1,691 of which: equity attributable to non-controlling interests 340 340 0 319 319 0
Capital information
Common equity tier 1 capital 45,281 41,594 3,687

39,890

38,181
1,709
Going concern capital 60,488 55,434 5,054

56,178

52,610

3,567
Risk-weighted assets 302,209 299,005 3,204

289,101

286,743

2,358
Common equity tier 1 capital ratio (%) 15.0 13.9 1.1

13.8

13.3
0.5
Going concern capital ratio (%) 20.0 18.5 1.5

19.4

18.3
1.1
Total loss-absorbing capacity ratio (%) 34.7 33.3 1.3

35.2

34.2
1.0
Leverage ratio denominator 1,068,862 1,067,679 1,183

1,037,150

1,036,771
379
Common equity tier 1 leverage ratio (%) 4.24 3.90 0.34

3.85

3.68
0.16
Going concern leverage ratio (%) 5.7 5.2 0.5

5.4

5.1
0.3
Total loss-absorbing capacity leverage ratio (%) 9.8 9.3 0.5

9.8

9.5
0.3

Consolidated financial statements | UBS AG consolidated financial statements

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
Management’s assessment of internal control over financial
reporting as of 31 December 2021
UBS AG management has assessed the effectiveness of UBS AG’s internal control over financial reporting

as of 31 December 2021
based on

the criteria

set forth

by the

Committee of

Sponsoring
Organizations

of

the

Treadway

Commission

(COSO)

in

Internal
Control – Integrated Framework

(2013 Framework). Based

on this
assessment, management believes

that, as of

31 December 2021,
UBS AG’s internal control over financial reporting was effective.
The

effectiveness

of

UBS

AG’s internal

control

over

financial
reporting as

of 31

December 2021

has been

audited by

Ernst &
Young

Ltd,

UBS AG’s

independent

registered public

accounting
firm,

as

stated

in

their

report

appearing

on

page

407

which
expresses an unqualified

opinion on the

effectiveness of UBS

AG’s
internal control over financial reporting as of 31 December 2021.

UBS AG consolidated financial statements
Primary financial statements and share information
Audited |
Income statement
For the year ended
USD million Note 31.12.21 31.12.20 31.12.19
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 3
8,534
8,816
10,703
Interest expense from financial instruments measured at

amortized cost
3
(3,366)
(4,333)
(7,303)
Net interest income from financial instruments measured

at fair value through profit or loss
3
1,437
1,305
1,015
Net interest income 3
6,605
5,788
4,415
Other net income from financial instruments measured

at fair value through profit or loss
3
5,844
6,930
6,833
Credit loss (expense) / release 20
148
(695)
(78)
Fee and commission income 4
24,422
20,982
19,156
Fee and commission expense 4
(1,985)
(1,775)
(1,696)
Net fee and commission income 4
22,438
19,207
17,460
Other income 5
941
1,549
677
Total operating income
35,976
32,780
29,307
Personnel expenses 6
15,661
14,686
13,801
General and administrative expenses 7
9,476
8,486
8,586
Depreciation, amortization and impairment of non-financial

assets
12,13
1,875
1,909
1,751
Total operating expenses
27,012
25,081
24,138
Operating profit / (loss) before tax
8,964
7,699
5,169
Tax expense / (benefit)

8
1,903
1,488
1,198
Net profit / (loss)
7,061
6,211
3,971
Net profit / (loss) attributable to non-controlling interests
29
15
6
Net profit / (loss) attributable to shareholders
7,032
6,196
3,965

Consolidated financial statements | UBS AG consolidated financial statements

Statement of comprehensive income
For the year ended
USD million Note 31.12.21 31.12.20 31.12.19
Comprehensive income attributable to shareholders
Net profit / (loss)
7,032
6,196
3,965
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(1,046)
2,040
199
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
492
(938)
(144)
Foreign currency translation differences on foreign operations reclassified to the income statement
(1)
(7)
52
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement
10
2
(14)
Income tax relating to foreign currency translations, including the effect of net investment hedges
35
(67)
(1)
Subtotal foreign currency translation, net of tax
(510)
1,030
92
Financial assets measured at fair value through other comprehensive income 11
Net unrealized gains / (losses), before tax
(203)
223
189
Net realized gains / (losses) reclassified to the income statement from equity
(9)
(40)
(31)
Income tax relating to net unrealized gains / (losses)
55
(48)
(41)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
(157)
136
117
Cash flow hedges of interest rate risk 26
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(992)
2,012
1,571
Net (gains) / losses reclassified to the income statement from equity
(1,073)
(770)
(175)
Income tax relating to cash flow hedges
390
(231)
(253)
Subtotal cash flow hedges, net of tax
(1,675)
1
1,011
1,143
Cost of hedging 26
Cost of hedging, before tax
(32)
(13)
Income tax relating to cost of hedging

6
0
Subtotal cost of hedging, net of tax
(26)
(13)
Total other comprehensive income that may be reclassified to the income statement, net of tax
(2,368)
2,165
1,351
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans 27
Gains / (losses) on defined benefit plans, before tax
133
(222)
(129)
Income tax relating to defined benefit plans
(31)
88
(41)
Subtotal defined benefit plans, net of tax
102
(134)
(170)
Own credit on financial liabilities designated at fair value 21
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
46
(293)
(400)
Income tax relating to own credit on financial liabilities designated at fair value
0
0
8
Subtotal own credit on financial liabilities designated at

fair value, net of tax
46
(293)
(392)
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
148
(427)
(562)
Total other comprehensive income
(2,220)
1,738
789
Total comprehensive income attributable to shareholders
4,813
7,934
4,754
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
29
15
6
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(16)
21
(4)
Total comprehensive income attributable to non-controlling interests
13
36
2
Total comprehensive income

Net profit / (loss)
7,061
6,211
3,971
Other comprehensive income

(2,235)
1,759
785
of which: other comprehensive income that may be reclassified to the income statement
(2,368)
2,165
1,351
of which: other comprehensive income that will not be reclassified to the income statement
132
(406)
(566)
Total comprehensive income

4,826
7,970
4,756
1 Mainly reflects the reclassification of net gains on hedging instruments from OCI to the income statement as the hedged forecast cash flows affected profit or loss and a decrease in net unrealized gains on US dollar hedging derivatives resulting from increases in the relevant long-term US dollar interest rates.

Balance sheet
USD million Note 31.12.21 31.12.20
Assets
Cash and balances at central banks
192,817
158,231
Loans and advances to banks

9
15,360
15,344
Receivables from securities financing transactions 9, 22
75,012
74,210
Cash collateral receivables on derivative instruments 9, 22
30,514
32,737
Loans and advances to customers

9
398,693
380,977
Other financial assets measured at amortized cost 9, 14a
26,236
27,219
Total financial assets measured at amortized cost
738,632
688,717
Financial assets at fair value held for trading

21
131,033
125,492
of which: assets pledged as collateral that may be sold or repledged by counterparties
43,397
47,098
Derivative financial instruments 10, 21, 22
118,145
159,618
Brokerage receivables

21
21,839
24,659
Financial assets at fair value not held for trading

21
59,642
80,038
Total financial assets measured at fair value through profit or loss
330,659
389,808
Financial assets measured at fair value through other comprehensive income 11, 21
8,844
8,258
Investments in associates 29b
1,243
1,557
Property, equipment and software

12
11,712
11,958
Goodwill and intangible assets

13
6,378
6,480
Deferred tax assets

8
8,839
9,174
Other non-financial assets 14b
9,836
9,374
Total assets
1,116,145
1,125,327
Liabilities
Amounts due to banks

15a
13,101
11,050
Payables from securities financing transactions

22
5,533
6,321
Cash collateral payables on derivative instruments

22
31,801
37,313
Customer deposits 15a
544,834
527,929
Funding from UBS Group AG 15b
57,295
53,979
Debt issued measured at amortized cost

17
82,432
85,351
Other financial liabilities measured at amortized cost 19a
9,765
10,421
Total financial liabilities measured at amortized cost
744,762
732,364
Financial liabilities at fair value held for trading

21
31,688
33,595
Derivative financial instruments 10, 21, 22
121,309
161,102
Brokerage payables designated at fair value

21
44,045
38,742
Debt issued designated at fair value 16, 21
71,460
59,868
Other financial liabilities designated at fair value 19b, 21
32,414
31,773
Total financial liabilities measured at fair value through profit or loss
300,916
325,080
Provisions 18a
3,452
2,791
Other non-financial liabilities 19c
8,572
7,018
Total liabilities
1,057,702
1,067,254
Equity
Share capital
338
338
Share premium
24,653
24,580
Retained earnings
27,912
25,251
Other comprehensive income recognized directly in equity, net of tax
5,200
7,585
Equity attributable to shareholders
58,102
57,754
Equity attributable to non-controlling interests
340
319
Total equity
58,442
58,073
Total liabilities and equity
1,116,145
1,125,327

Consolidated financial statements | UBS AG consolidated financial statements

Statement of changes in equity
USD million
Share
capital
Share

premium
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
(3,250)
Translation effects recognized directly in retained earnings
(9)
New consolidations / (deconsolidations) and other increases

/ (decreases)
(7)
Total comprehensive income for the year
3,403
of which: net profit / (loss)
3,965
of which: OCI, net of tax
(562)
Balance as of 31 December 2019
338
24,659
23,419
Premium on shares issued and warrants exercised
(4)
2
Tax (expense) / benefit
1
Dividends
(3,848)
Translation effects recognized directly in retained earnings
(49)
Share of changes in retained earnings of associates and

joint ventures
(40)
New consolidations / (deconsolidations) and other increases

/ (decreases)
3
(76)
Total comprehensive income for the year
5,769
of which: net profit / (loss)
6,196
of which: OCI, net of tax
(427)
Balance as of 31 December 2020
338
24,580
25,251
Premium on shares issued and warrants exercised
(7)
2
Tax (expense) / benefit
(102)
Dividends
(4,539)
Translation effects recognized directly in retained earnings
18
Share of changes in retained earnings of associates and

joint ventures
1
New consolidations / (deconsolidations) and other increases

/ (decreases)
4
182
Total comprehensive income for the year
7,180
of which: net profit / (loss)
7,032
of which: OCI, net of tax
148
Balance as of 31 December 2021
338
24,653
27,912
1 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

2 Includes decreases related to recharges by UBS Group AG for share-based compensation awards granted to employees of UBS AG or its subsidiaries.

3 Mainly relates to the establishment of a banking partnership with Banco do Brasil. In 2020, UBS AG issued a
49.99
% stake in UBS Brasil
Serviços in exchange

for exclusive access

to Banco do

Brasil’s corporate

clients. Upon

completion of the

transaction in 2020,

equity attributable to

non-controlling interests increased

by USD
115

million, with no
material effect on equity attributable to shareholders.

4 Includes the effects related to the launch of UBS AG’s new operational partnership entity with Sumitomo Mitsui Trust Holdings, Inc. Refer to Note 30 for more information.

Other comprehensive

income recognized

directly in equity,

net of tax
1
of which:

foreign currency

translation
of which:

financial assets
at fair value through
OCI
of which:

cash flow

hedges
of which:
cost of hedging
Total equity

attributable to

shareholders
Non-controlling

interests Total equity
3,946
3,940
(103)
109
52,224
176
52,400
(11)
(11)
3,946
3,940
(103)
109
52,213
176
52,389
0
0
11
11
(3,250)
(8)
(3,258)
9
0
9
0
0
(7)
5
(3)
1,351
92
117
1,143
4,754
2
4,756
3,965
6
3,971
1,351
92
117
1,143
789
(4)
785
5,306
4,032
14
1,260
53,722
174
53,896
(4)
(4)
1
1
(3,848)
(6)
(3,854)
49
0
49
0
0
(40)
(40)
65
65
(12)
115
103
2,165
1,030
136
1,011
(13)
7,934
36
7,970
6,196
15
6,211
2,165
1,030
136
1,011
(13)
1,738
21
1,759
7,585
5,126
151
2,321
(13)
57,754
319
58,073
(7)
(7)
(102)
(102)
(4,539)
(4)
(4,542)
(18)
0
(18)
0
0
0
1
1
182
12
193
(2,368)
(510)
(157)
(1,675)
(26)
4,813
13
4,826
7,032
29
7,061
(2,368)
(510)
(157)
(1,675)
(26)
(2,220)
(16)
(2,235)
5,200
4,617
(7)
628
(39)
58,102
340
58,442

Consolidated financial statements | UBS AG consolidated financial statements

Share information and earnings per share
Ordinary share capital
As

of

31 December

2021,

UBS

AG

had
3,858,408,466

issued
shares

(31 December

2020:
3,858,408,466

shares)

with

a
nominal

value

of

CHF
0.10

each,

leading

to

a

share

capital

of
CHF
385,840,846.60
.

The

shares

were

entirely

held

by
UBS Group AG.
Conditional share capital
As of 31 December 2021, the following

conditional share capital
was available to UBS AG’s Board of Directors (BoD):

–

A

maximum

of

CHF

38,000,000

represented

by

up

to
380,000,000

fully paid registered shares with a

nominal value
of

CHF
0.10

each,

to

be

issued

through

the

voluntary

or
mandatory

exercise

of

conversion

rights

and

/

or

warrants
granted

in

connection

with

the

issuance

of

bonds

or

similar
financial

instruments

on

national

or

international

capital
markets. This conditional

capital

allowance

was approved

at
the Annual General Meeting of UBS

AG on 14 April 2010. The
BoD has not made use of such allowance.
Authorized share capital
UBS

AG

had

no

authorized

capital

available

to

issue

on
31 December 2021.
Earnings per share
In

2015,

UBS

AG

shares

were

delisted

from

the

SIX

Swiss
Exchange and the New York Stock Exchange. As of 31 December
2021, 100% of UBS AG’s issued shares

were held by UBS Group
AG and therefore were not publicly traded. Accordingly, earnings per share information is not provided for UBS AG.

Statement of cash flows
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Cash flow from / (used in) operating activities
Net profit / (loss)
7,061
6,211
3,971
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets
1,875
1,909
1,751
Credit loss expense / (release)
(148)
695
78
Share of net profits of associates and joint ventures and impairment related to associates
(105)
(84)
(45)
Deferred tax expense / (benefit)
432
355
460
Net loss / (gain) from investing activities
(230)
(698)
220
Net loss / (gain) from financing activities
100
3,246
6,506
Other net adjustments
3,790
(8,061)
862
Net change in operating assets and liabilities:
Loans and advances to banks and amounts due to banks
2,148
3,586
(4,336)
Securities financing transactions
(2,316)
9,588
8,678
Cash collateral on derivative instruments
(3,311)
(3,486)
2,842
Loans and advances to customers
(26,943)
(33,897)
(3,205)
Customer deposits
29,349
52,831
23,399
Financial assets and liabilities at fair value held for trading and derivative financial instruments
(10,635)
11,326
(18,873)
Brokerage receivables and payables
8,115
(5,199)
(2,347)
Financial assets at fair value not held for trading and other financial assets and liabilities
19,793
392
126
Provisions and other non-financial assets and liabilities
2,617
(1,213)
(537)
Income taxes paid, net of refunds
(1,026)
(919)
(741)
Net cash flow from / (used in) operating activities
30,563
36,581
18,805
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
(1)
(46)
(26)
Disposal of subsidiaries, associates and intangible assets
1
593
674
114
Purchase of property, equipment and software
(1,581)
(1,573)
(1,401)
Disposal of property, equipment and software
295
364
11
Purchase of financial assets measured at fair value through other comprehensive income
(5,802)
(6,290)
(3,424)
Disposal and redemption of financial assets measured at

fair value through other comprehensive income
5,052
4,530
3,913
Net (purchase) / redemption of debt securities measured

at amortized cost
(415)
(4,166)
(562)
Net cash flow from / (used in) investing activities
(1,860)
(6,506)
(1,374)
Table

continues on the next page.

Consolidated financial statements | UBS AG consolidated financial statements

Statement of cash flows (continued)
Table

continued from previous page.
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(3,093)
23,845
(17,149)
Distributions paid on UBS AG shares
(4,539)
(3,848)
(3,250)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
2
98,619
80,153
65,047
Repayment of debt designated at fair value and long-term debt measured at amortized cost
2
(79,799)
(87,099)
(68,883)
Net cash flows from other financing activities
(261)
(553)
(504)
Net cash flow from / (used in) financing activities
10,927
12,498
(24,738)
Total cash flow
Cash and cash equivalents at the beginning of the year
173,430
119,804
125,853
Net cash flow from / (used in) operating, investing and financing activities
39,630
42,573
(7,307)
Effects of exchange rate differences on cash and cash equivalents
(5,306)
11,053
1,258
Cash and cash equivalents at the end of the year
3
207,755
173,430
119,804
of which: cash and balances at central banks
4
192,706
158,088
106,957
of which: loans and advances to banks
13,822
13,928
11,317
of which: money market paper
5
1,227
1,415
1,530
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
11,170
11,929
15,344
Interest paid in cash
4,802
6,414
10,800
Dividends on equity investments, investment funds and associates received in cash
6
2,531
1,901
3,145
1 Includes cash proceeds from the sale of UBS AG’s investment in Clearstream Fund Centre AG (previously Fondcenter

AG). UBS AG’s majority stake was

sold in 2020 and the remaining minority investment was sold
in the second quarter of 2021. Refer to

Note 30 for more information. Also includes dividends received from associates.

2 Includes funding from UBS Group AG measured at

amortized cost (recognized in Funding
from UBS Group AG in the balance sheet)

and measured at fair value (recognized in Other financial

liabilities designated at fair value in the balance

sheet).

3 USD
3,408

million, USD
3,828

million and USD
3,192
million of cash and cash equivalents

(mainly reflected in Loans and advances

to banks) were restricted as of

31 December 2021, 31 December 2020

and 31 December 2019, respectively.

Refer to Note 23 for more
information.

4 Includes only balances with an original maturity of three months or less.

5 Money market paper is included in the balance sheet under Financial assets at fair value held for trading,

Financial assets
measured at fair value through other comprehensive

income, Financial assets at fair value

not held for trading and Other financial

assets measured at amortized cost.

6 Includes dividends received from associates
reported within Net cash flow from / (used in) investing activities.

Changes in liabilities arising from financing activities
USD million
Debt issued
measured at
amortized cost
of which:
short-term
1
of which:
long-term
2
Debt issued
designated at fair
value
Over-the-
counter (OTC)
debt
instruments
3
Funding from
UBS Group
AG
4
Total
Balance as of 1 January 2020
62,835
21,837
40,998
66,592
2,022
48,083
179,531
Cash flows
18,722
23,845
(5,123)
(6,423)
(6)
4,606
16,899
Non-cash changes
3,794
984
2,810
(301)
44
2,666
6,203
of which: foreign currency translation
3,589
984
2,605
1,760
82
1,395
6,825
of which: fair value changes
(2,061)
(38)
152
(1,946)
of which: hedge accounting and other effects
205
205
1,119
1,324
Balance as of 31 December 2020
85,351
46,666
38,685
59,868
2,060
55,354
202,633
Cash flows
(550)
(3,093)
2,543
9,075
126
7,076
15,727
Non-cash changes
(2,369)
(475)
(1,894)
2,516
(58)
(2,795)
(2,705)
of which: foreign currency translation
(1,841)
(475)
(1,366)
(1,611)
(65)
(1,340)
(4,857)
of which: fair value changes
4,127
7
(30)
4,104
of which: hedge accounting and other effects
(528)
(528)
(1,425)
(1,953)
Balance as of 31 December 2021
82,432
43,098
39,334
71,460
2,128
59,635
215,655
1 Debt with an original contractual maturity of less than one year.

2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption

features.

3 Included in

balance sheet line

Other financial liabilities

designated at fair

value.

4 Includes funding

from UBS Group

AG measured at

amortized cost (refer

to Note 15b)

and
measured at fair value (refer to Note 19b).

Consolidated financial statements | UBS AG consolidated financial statements

Notes to the UBS AG consolidated financial statements

Note 1

Summary of material accounting policies
The following table provides an overview of information included in this Note.

423
a)

Significant accounting policies

423
Basis of accounting
423
1)

Consolidation

424
2)

Financial instruments

424
a.

Recognition

424
b.

Classification, measurement and presentation

428
c.

Loan commitments and financial guarantees

428
d.

Interest income and expense

428
e.

Derecognition

428
f.

Fair value of financial instruments

429
g.

Allowances and provisions for expected credit
losses

432
h.

Restructured and modified financial assets

432
i.

Offsetting

433
j.

Hedge accounting

433
3)

Fee and commission income and expenses

434
4)

Share-based and other deferred compensation plans

435
5)

Post-employment benefit plans

435
6)

Income taxes

436
7)

Property, equipment and software

436
8)

Goodwill

436
9)

Provisions and contingent liabilities

437
10)

Foreign currency translation

437
11)

Net cash settlement contracts

438
b)

Changes in accounting policies, comparability
and other adjustments

438
c)

International Financial Reporting Standards and
Interpretations to be adopted in 2021 and later
and other changes

Note 1

Summary of material accounting policies
  (continued)
a)
Material accounting policies
This Note describes the

material accounting policies

applied in the
preparation of the

consolidated financial

statements (the

Financial
Statements)

of

UBS

AG

and

its

subsidiaries

(UBS
AG ). On
24 February 2022,

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
,
and

IAS

1,
Presentation

of

Financial

Statements
,

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
–
income taxes (refer to item 6 in this Note and to Note

8);
–
provisions and contingent liabilities (refer to item 9

in this Note and to
Note 18);
–

post-employment benefit

plans (refer to item

5 in this Note

and to Note
27);
–
goodwill (refer to item 8 in this Note and to Note

13); and
–

consolidation of structured entities (refer to

item 1 in this Note

and to
Note 29).

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
Business combinations are accounted for using the acquisition method. The amount of any non-controlling

interest is measured
at

the

non-controlling

interest’s

proportionate

share

of

the
acquiree’s identifiable net assets.

›

Refer to Note 29 for more information

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

Refer to Note 29 for more information

Consolidated financial statements | UBS AG consolidated financial statements

Note 1

Summary of material accounting policies (continued)
2)
Financial instruments
a. Recognition
UBS AG recognizes financial

instruments when it

becomes a party
to

contractual

provisions

of
an
instrument.

UBS
  AG   applies
settlement date accounting to all standard purchases and

sales of
non-derivative financial instruments.

In

transactions

where

UBS

AG

acts

as

a

transferee,

to

the
extent the
financial

asset

transfer

does

not

qualify

for
derecognition by

the transferor,

UBS AG

does not

recognize the
transferred instrument as its asset.
UBS

AG

also

acts

in

a

fiduciary

capacity,

which

results

in

it
holding

or

placing

assets

on

behalf

of

individuals,

trusts,
retirement benefit plans and

other institutions. Unless these

items
meet

the

definition

of

an

asset

and

the

recognition

criteria

are
satisfied, they are not recognized on UBS AG’s balance sheet and the related income is excluded from the Financial Statements.

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
. For
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

an objective of

holding financial assets to
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
,
which

constitute

obligations

of

UBS

AG arising

from

funding it
has received from

UBS Group AG,

which are not

within the UBS
AG scope of consolidation.

The latter includes contingent capital
instruments
issued

to

UBS

Group

AG
  cont ain ing   contractual
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

If a debt

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

Note 1

Summary of material accounting policies (continued)

Classification, measurement and presentation

of financial assets

Financial assets classification Significant items included Measurement and presentation
Measured at

amortized cost
This classification includes:
–

cash and balances at central banks;
–

loans and advances to banks;
–

receivables from securities financing transactions;
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
with item 2d

in this Note;
–

ECL and reversals;

and
–

foreign exchange (FX) translation gains and losses.
When a financial asset at amortized cost is derecognized,
the gain or loss is recognized in the income statement.
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

FX translation gains and losses.

Consolidated financial statements | UBS AG consolidated financial statements

Note 1

Summary of material accounting policies (continued)

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
presented as
Derivative financial instruments
, except those
exchange-traded (ETD) and over-the-counter

(OTC)-
cleared derivatives that are legally settled on a daily

basis
or in substance net settled on a daily basis,

which are
presented within
Cash collateral receivables on derivative
instruments.
Changes in fair value, initial transaction costs,

dividends
and gains and losses arising on disposal or redemption

are
recognized in
Other net income from financial
instruments measured at fair value through

profit or loss
,
except interest income on instruments other than
derivatives (refer to item 2d in this Note), interest on
derivatives designated as hedging instruments

in hedges
of interest rate risk and forward points on certain short-
and long-duration FX contracts acting as economic
hedges, which are reported in
Net interest income.

Changes in the fair value of derivatives that

are
designated and effective hedging instruments are
presented either in the income statement or
Other
comprehensive income
, depending on the type of hedge
relationship (refer to item 2j in this Note for more
information).
Mandatorily
measured at
FVTPL – Other
This classification includes financial assets

mandatorily
measured at FVTPL that are not held for trading, as
follows:

–

certain structured loans, certain commercial loans, and
receivables from securities financing transactions are
managed on a fair value basis;

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

Summary of material accounting policies
  (continued)

Classification, measurement and presentation

of financial liabilities

Financial liabilities classification Significant items included Measurement and presentation
Measured at amortized cost
This classification includes:
–

demand and time deposits;

–

retail savings / deposits;
–

payables

from securities financing transactions;

–

non-structured fixed-rate bonds;

–

subordinated debt;

–

certificates of deposit and covered bonds;

–

obligations against funding from UBS Group AG;

and
–

cash collateral payables on derivative instruments.
Measured at amortized cost using the effective interest
method.
When a financial liability at amortized cost is
derecognized, the gain or loss is recognized in the income
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
Measurement and presentation of financial liabilities
classified at FVTPL follow the same principles

as for
financial assets classified at FVTPL, except that

the amount
of change in the fair value of a financial liability
designated at FVTPL that is attributable to changes

in UBS
AG’s own credit risk is presented in
Other comprehensive
income

directly within
Retained earnings
and is never
reclassified to the income statement.
Derivative liabilities (including derivatives that

are
designated and effective hedging instruments)

are
generally presented as
Derivative financial instruments
,
except those exchange-traded and OTC-cleared
derivatives that are legally settled on a daily basis

or in
substance net settled on a daily basis, which

are
presented within
Cash collateral payables on derivative
instruments.
Designated at
FVTPL
UBS AG designates

at FVTPL the following financial
liabilities:
–
issued hybrid debt instruments that primarily include
equity-linked, credit-linked and rates-linked bonds

or
notes;
–

issued debt instruments managed on a fair

value
basis;
–

certain payables from securities financing transactions;
–

amounts due under unit-linked investment contracts
the cash flows of which are linked to financial

assets
measured at FVTPL and eliminate an accounting
mismatch;

and
–

brokerage payables, which arise in conjunction with
brokerage receivables and are measured at FVTPL to
achieve measurement consistency.

Consolidated financial statements | UBS AG consolidated financial statements

Note 1

Summary of material accounting policies
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
method
.

When
calculating

the

effective

interest

rate

(the

EIR)

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

Similarly, interest

expense on

financial liabilities,
excluding derivatives, is

included in interest

expense,

except when
interest rates are

negative, in which case

it is included in

interest
income.

›

Refer to item 2b

in this Note and Note
3

for more information
e.
Derecognition

Financial assets
UBS AG derecognizes a transferred financial asset, or

a portion of
a financial asset, if the purchaser has received substantially all the risks and rewards of the asset or

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

OTC

derivative

contracts

and

most

exchange-traded
futures

and

option

contracts

cleared

through

central

clearing
counterparties

and exchanges

are considered

to be

settled on

a
daily basis,

as the

payment or

receipt of

variation margin

on a

daily
basis

represents

legal

or

economic

settlement,

which

results

in
derecognition of the associated derivatives.
›
Refer to Note 22 and Note 23 for more information

Financial liabilities
UBS AG derecognizes

a financial liability

when it is extinguished,
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

Summary of material accounting policies
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

UBS AG ‘
s

governance

framework

over

fair

value

measurement

is
described in

Note 21b,

and UBS

AG provides

a sensitivity

analysis of

the
estimated effects arising from changing significant unobservable inputs in
Level 3 financial instruments

to reasonably possible

alternative assumptions
in Note 21g.

›

Refer to Note 21 for more information
g. Allowances and provisions for expected credit losses
ECL

are

recognized

for

financial

assets

measured

at

amortized
cost,

financial

assets

measured

at

FVOCI,

fee

and

lease
receivables,

financial

guarantees
,
and

loan

commitments
  not
measured at

fair value. ECL

are also

recognized on the

undrawn
portion

of

committed

unconditionally

revocable

credit

lines,
which

include

UBS
  AG
’s

credit

card

limits

and

master

credit
facilities, as UBS

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

(
an
SICR)

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

Credit
-
impaired

exposures

may

include

positions

for

which

no
allowance has been recognized, for example because they are
expected to be fully recoverable through collateral held.
–

Changes

in

lifetime

ECL

since

initial

recognition

are

also
recognized for

assets that

are purchased

or originated

credit-
impaired (POCI). POCI financial instruments include those that are purchased

at a

deep discount

or newly

originated with

a
defaulted counterparty; they

remain a separate

category until
derecognition.

All

or

part

of

a

financial

asset

is

written

off

if

it

is

deemed
uncollectible or forgiven.

Write-offs reduce the

principal amount
of a

claim and

are charged

against related

allowances for

credit
losses. Recoveries, in part or in full, of

amounts previously written
off are generally credited to
Credit loss (expense) / release
.

ECL

are

recognized

in

the

income

statement

in
Credit

loss
(expense) / release
. A corresponding ECL allowance is reported as
a decrease in the carrying amount of financial assets measured at amortized cost on the balance sheet.

For financial assets that are
measured at

FVOCI, the

carrying amount

is not

reduced, but

an
accumulated

amount

is

recognized

in
Other

comprehensive
income
.

For

off-balance

sheet

financial

instruments

and

other
credit lines, provisions for ECL are presented in
Provisions.
Default and credit impairment
UBS   AG
applies

a

single

definition

of

default

for

credit

risk
management

purposes,

regulatory

reporting

and

ECL,

with

a
counterparty

classified

as

defaulted

based

on

quantitative

and
qualitative criteria.

›

Refer to “Credit policies for distressed assets’’ in the ‘’Risk management and control” section of this report for

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
cyclical

changes.

For

material

portfolios,

PDs

and

LGDs

are
determined for

different scenarios,

whereas EAD

projections are
treated as scenario independent.
For the

purpose of

determining the

ECL-relevant parameters,
UBS AG

leverages its

Pillar 1 internal

ratings-based (IRB)

models
that

are

also

used

in

determining

expected

loss

(EL)

and

risk-
weighted assets

under the

Basel III framework

and Pillar 2

stress
loss models.

Adjustments have

been made

to these

models and
IFRS

9-related

models

have

been

developed

that

consider

the
complexity,

structure

and

risk

profile

of

relevant

portfolios

and
take

account

of

the

fact

that

PDs

and

LGDs

used

in

the

ECL
calculation

are

PIT-based,

as

opposed

to

the

corresponding
Basel III through-the-cycle

(TTC) parameters.

All models

that are
relevant for

measuring expected

credit losses

are subject

to UBS
AG’s model validation and oversight processes.

Consolidated financial statements | UBS AG consolidated financial statements

Note 1

Summary of material accounting policies (continued)
Probability of default:
PD represents the

probability of a

default
over

a

specified

time

period.

A

12-month

PD

represents

the
probability of

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

(a

CCF)

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

of claims.

LGD is

commonly

expressed

as a percentage
of EAD.
Estimation of expected credit losses
Number of scenarios and estimation of scenario weights
Determination of probability

-weighted ECL

requires evaluating

a
range

of

diverse

and

relevant

future

economic

conditions,
especially

with

a

view

to

modeling

the

non-linear

effect

of
assumptions about macroeconomic factors on the estimate.

To

accommodate

this

requirement,

UBS
  AG
uses

different
economic

scenarios

in

the

ECL

calculation
.
Each

scenario

is
represented

by

a

specific

scenario

narrative,

which

is

relevant
considering the exposure of key portfolios to economic risks, and for

which

a

set

of

consistent

macroeconomic

variables

is
determined. The estimation

of the appropriate weights

for these
scenarios

is

predominantly

judgement-based.

The

assessment

is
based on a

holistic review of

the prevailing economic

or political
conditions,

which

may

exhibit

different

levels

of

uncertainty.

It

takes

into

account

the

impact

of

changes

in

the

nature

and
severity

of

the underlying

scenario

narratives

and

the

projected
economic variables.

The

determined

weights

constitute

the

probabilities

that

the
respective

set

of

macroeconomic

conditions

will

occur

and

not
that

the

chosen

particular

narratives

with

the

related
macroeconomic variables will materialize.
Macroeconomic and other factors
The

range

of

macroeconomic,

market

and

other

factors

that

is
modeled

as

part

of

the

scenario

determination

is

wide,

and
historical information is

used to support

the identification of

the
key factors.

As the

forecast horizon

increases, the

availability of
information

decreases,

requiring

an

increase

in

judgment.

For
cycle -
sensitive

PD

a
nd

LGD

determination

purposes,

UBS
  AG
projects the relevant economic factors for a period

of three years
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
The

scenarios, their

weight and

the key

macroeconomic and
other

factors

are

subject

to

a

critical

assessment

by

the

IFRS

9
Scenario Sounding Sessions and ECL Management Forum, which
include senior management from Group Risk and Group Finance.
Important aspects

for the

review include

whether there

may be
particular credit

risk concerns

that may

not be

capable of

being
addressed systematically and

require post-model adjustments

for
stage allocation and ECL allowance.

The

Group

Model

Governance
Committee ,
as

the

highest
authority under UBS

AG’s model governance framework,

ratifies
the decisions taken by the ECL Management Forum.

›
Refer to Note 20 for more information
ECL measurement period

The period for which lifetime ECL are determined is based on the maximum

contractual

period

that

UBS

AG

is

exposed

to

credit
risk, taking

into account

contractual extension,

termination and
prepayment

options.

For

irrevocable

loan

commitments

and
financial guarantee contracts,

the measurement period

represents
the

maximum

contractual

period

for

which

UBS
  AG
has

an
obligation to extend credit.

Note 1

Summary of material accounting policies (continued)
Additionally,

some

financial

instruments

include

both

an

on-
demand loan and

a revocable undrawn

commitment, where the
contractual cancellation right

does not limit

UBS AG’s exposure

to
credit risk

to the

contractual notice

period, as

the client

has the
abi
lity

to

draw

down

funds

before

UBS
  AG
can

take

risk
-
mitigating actions.

In such

cases UBS

AG is required

to estimate
the period

over which

it is

exposed to

credit risk.

This applies to
UBS   AG
’s

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

instrument

,

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
the

instrument

is

transferred

to

stage 2

with

lifetime

ECL
recognized.
The threshold

applied varies

depending on

the original

credit
quality of the borrower,

with a higher SICR

threshold set for

those
instruments

with

a

low

PD

at

inception.

The

SICR

assessment
based on PD changes

is made at

an individual financial asset

level.
A high-level

overview of

the SICR

trigger, which

is a

multiple of
the

annualized

remaining

lifetime

PIT

PD

expressed

in

rating
downgrades,

is

provided

in

the

“SICR

thresholds”

table

below.
The actual SICR

thresholds applied are

defined on a

more granular
level by interpolating between the values shown in the table.
SICR thresholds
Internal rating at origination

of the instrument
Rating downgrades /
SICR trigger
0–3 3
4–8 2
9–13 1
›
Refer to the “ Risk management and control ” section of this
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

Summary of material accounting policies
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
›
Refer to the “ Risk management and control ” section of this
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
ECL Management Forum has

been established to review

and challenge the
SICR results.
Scenarios, scenario weights and macroeconomic

variables

ECL reflect an unbiased and probability-weighted amount, which UBS AG determines

by

evaluating

a

range

of

possible

outcomes.

Management
selects

forward-looking

scenarios

that

include

relevant

macroeconomic
variables

and

management’s

assumptions

around

future

economic
conditions. IFRS

9 Scenario Sounding

Sessions,

in addition

to the IFRS

9 ECL
Management

Forum,

are

in

place

to

derive,

review

and

challenge

the
scenario selection and weights,

and to determine

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
A number

of complex

models have

been developed

or modified

to calculate
ECL,

with

additional

post-model

adjustments

required

which

may
significantly

affect

ECL.

The

models

are

governed

by

UBS

AG’s

model
validation

controls

and

approved

by

the

Group

Model

Governance
Committee (the GMGC).

The post-model adjustments

are approved by the
ECL Management Forum and endorsed by the

GMGC.
A
sensitivity

analysis
covering

key

macroeconomic

variables
,

scenario
weights and SICR trigger points

on ECL measurement is provided

in Note
20f.

›
Refer to Note 20 for more information
h.
Restructured and modified financial assets
When payment default is expected,

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

non-
preferential

conditions

superseding

preferential

conditions

are
granted

or

until

the

counterparty

has

recovered

and

the
preferential conditions no longer exceed UBS AG’s risk tolerance.
Modifications result in an alteration of future contractual cash flows and can occur

within UBS AG’s normal

risk tolerance or as
part of a

credit restructuring where

a counterparty is

in financial
difficulties. The

restructuring or

modification of

a financial

asset
could lead

to a

substantial change

in the

terms and

conditions,
resulting in the

original financial asset

being derecognized and

a
new

financial

asset

being

recognized.

Where

the

modification
does

not

result

in

a

derecognition,

any

difference

between

the
modified contractual cash

flows discounted at

the original

EIR and
the existing

gross carrying amount

of the

given financial asset

is
recognized in the

income statement as

a modification gain

or loss.

i. Offsetting
UBS AG

presents financial assets

and liabilities

on its

balance sheet
net if (i) it has a legally enforceable right to set

off the recognized
amounts

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

in

eliminating

substantially

all

credit

and

liquidity
exposure

between

the

counterparties.

This

condition

precludes
offsetting on

the balance

sheet for

substantial amounts

of

UBS
AG’s

financial

assets

and

liabilities,

even

though

they

may

be
subject

to

enforceable

netting

arrangements.
R epurchase
arrangements and securities financing transactions are presented net only to the extent that the settlement mechanism

eliminates,
or results

in insignificant,

credit and

liquidity risk,

and processes
the

receivables

and

payables

in

a

single

settlement

process

or
cycle.
›

Refer to Note 22 for more information

Note 1

Summary of material accounting policies (continued)
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
and loan assets
The fair value change

of the hedged item

attributable

to a hedged
risk is

reflected as

an

adjustment to

the

carrying amount of

the
hedged item, and recognized

in the income statement along with
the change

in the fair

value

of the

hedging

instrument.

Fair value hedges of portfolio interest rate risk related to loans designated under IAS 39
Prior to discontinuation in December 2021, the fair value change of the

hedged item

attributable to

a hedged

risk is

reflected within
Other

financial

assets

measured

at

amortized

cost
or
Other
financial liabilities measured

at amortized cost
and recognized in
the income statement

along with the

change in the

fair value of
the hedging instrument.

Fair value hedges of FX risk related to debt instruments
The

fair

value

change

of

the

hedged

item

attributable

to

the
hedged risk

is reflected

in the measurement

of the

hedged item
and recognized

in the

income statement

along with

the change
in the fair value of

the hedging instrument. The foreign

currency
basis

spread

of

cross-currency

swaps

designated

as

hedging
derivatives is excluded from the designation and

accounted for as
a cost of hedging with

amounts deferred in
Other comprehensive
income

within
Equity
. These amounts are released

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
Other income
.
Interest Rate Benchmark Reform

UBS

AG

can

continue

hedge

accounting

during

the

period

of
uncertainty before existing interest rate benchmarks are replaced with alternative

risk-free interest rates.

During this

period, UBS

AG
can

assume

that

the

current

benchmark

rates

will

continue

to
exist,

such

that

forecast

transactions

are

considered

highly
probable

an
d

hedge

relationships

remain,
  with
little

or
  no
consequential

impact

on

the

financial

statements.

Upon
replacement

of

existing

interest

rate

benchmarks

by

alternative
risk-free interest rates expected in 2021 and beyond, UBS

AG will
apply the requirements of
Amendments to IFRS 9, IAS 39, IFRS 7,
IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform – Phase 2).

›
Refer to Note 1b for more information
3) Fee and commission income and expenses
UBS

AG

earns fee

income

from

the

diverse

range

of

services it
provides to its

clients. Fee income can

be divided into two

broad
categories:

fees

earned

from

services

that

are

provided

over

a
certain

period

of

time,

such

as

management

of

clients’

assets,
custody

services

and

certain

advisory

services;

and

fees

earned
from

point-in-time

services,

such

as

underwriting

fees,

deal-
contingent

merger

and

acquisitions

fees,

and

brokerage

fees
(e.g., securities

and derivatives

execution and

clearing). UBS

AG
recognizes

fees

earned

from

point-in-time-services

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

Consolidated financial statements | UBS AG consolidated financial statements

Note 1

Summary of material accounting policies (continued)
Point-in-time

services

are

generally

for

a

fixed

price

or
dependent on

deal size,

e.g., a

fixed number

of basis

points of
trade

size,

where

the

amount

of

revenue

is

known

when

the
performance

obligation

is

met.

Fixed

over-time

fees

are
recognized on

a straight-line

basis over

the performance period.
Custodial

and

asset

management

fees

can

be

variable

through
reference to the size of the customer portfolio. However,

they are
generally

billed

on

a

monthly

or

quarterly

basis

once

the
customer’s portfolio

size is

known or

known with

near certainty
and

therefore

also

recognized

ratably

over

the

performance
period. UBS

AG does

not recognize

performance fees

related to
management

of

clients’

assets

or

fees

related

to

contingencies
beyond UBS AG’s control until such uncertainties are resolved.

UBS AG’s fees are generally earned from short-term contracts.
As

a

result,

UBS
  AG
’s

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
generally

presented

within
Total

operating

income

as
Fee

and
commission

expense
,

and

those

that

are

related

to

personnel,
general and administrative expenses,

which are presented within
Total operating

expenses
. For

derivatives execution

and clearing
services (where UBS AG

acts as an agent),

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

such

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
account

the

terms

and

conditions

inherent

in

the

award,
including, where

relevant, dividend rights,

transfer restrictions in
effect

beyond

the

vesting

date,

market

conditions,

and

non-
vesting conditions.

For equity-settled

awards, fair

value is

not remeasured

unless
the

terms

of

the

award

are

modified

such

that

there

is

an
incremental increase in value. Expenses

are recognized, on a per-
tranche basis, over the service period based

on an estimate of the
number

of

instruments

expected

to

vest

and

are

adjusted

to
reflect the actual outcomes of service or performance conditions.

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
›

Refer to Note 28

for more information

Note 1

Summary of material accounting policies (continued)
5)
Post-employment benefit plans
Defined benefit plans
Defined

benefit

plans

specify

an

amount

of

benefit

that

an
employee

will

receive,

which

usually

depends

on

one

or

more
factors,

such

as

age,

years

of

service

and

compensation.

The
defined

benefit

liability

recognized

in

the

balance

sheet

is

the
present value

of the

defined benefit

obligation, measured

using
the projected unit

credit method, less

the fair value of

the plan’s
assets

at

the

balance

sheet

date,

with

changes

resulting

from
remeasurements

recorded

immediately

in
Other

comprehensive
income
.

If

the

fair

value

of

the plan

’s assets

is

higher

than

the
present value of the

defined benefit obligation, the

recognition of
the resulting net asset is limited to the present value of economic benefits

available

in

the

form

of

refunds

from

the

plan

or
reductions in future

contributions to the plan.

Calculation of the
net

defined

benefit

obligation

or

asset

takes

into

account

the
specific

features

of

each

plan,

including

risk

sharing

between
employee

and

employer,
and is
calculated

periodically

by
independent qualified actuaries.

Critical accounting estimates and judgments
The net defined benefit liability or asset at the balance sheet date and the related personnel expense

depend on the

expected future benefits

to be
provided,

determined

using

a

number

of

economic

and

demographic
assumptions.

A

range

of

assumptions

could

be

applied,

and

different
assumptions could

significantly alter

the defined

benefit liability

or asset
and pension expense

recognized. The most

significant assumptions

include
life expectancy, discount rate, expected salary increases, pension increases
and

interest

credits

on

retirement

savings

account

balances.

Sensitivity
analysis for reasonable possible movements in each significant assumption
for UBS AG‘s post-employment obligations is

provided in Note 27
.
›

Refer to Note 27   for more information
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
6)
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
Equity
);

(iii)

unrealized

gains

or

losses

on

financial
instruments that are classified at

FVOCI; (iv) changes in fair

value
of

derivative

instruments

designated

as

cash

flow

hedges;

(v)
remeasurements

of defined

benefit plans;

or (vi)

certain foreign
currency translations

of foreign

operations. Amounts

relating to
points

(iii)

through

(vi)
  above
are

recognized

in
Other
comprehensive income

within
Equity
.
UBS AG reflects the

potential effect of uncertain

tax positions
for

which

acceptance

by

the

relevant

tax

authority

is

not
considered

probable

by

adjusting

current

or

deferred

taxes,

as
applicable, using either the most likely amount or expected value methods,
depending

on

which

method

is
deemed
a

better
predictor

of

the

basis

on

which
,
and

extent

to

which
,   the
uncertainty will be resolved.

Consolidated financial statements | UBS AG consolidated financial statements

Note 1

Summary of material accounting policies (continued)
Critical accounting estimates and judgments
Tax

laws

are

complex,

and

judgment

and

interpretations

about

the
application of such

laws are required

when accounting for

income taxes.
UBS AG

considers the performance

of its

businesses and the

accuracy of
historical forecasts and other factors when evaluating the recoverability of its

deferred

tax

assets,

including

the

remaining

tax

loss

carry-forward
period, and its

assessment of expected

future taxable profits

in the forecast
period

used

for

recognizing

deferred

tax

assets.

Estimating

future
profitability

and

business

plan

forecasts

is

inherently

subjective

and

is
particularly sensitive to future economic,

market and other conditions.

Forecasts are reviewed

annually, but adjustments

may be made

at other
times, if required. If recent losses have been incurred, convincing evidence is required to prove there is sufficient future profitability given the value of
UBS AG
’s

deferred

tax

assets

may

b
e

affected
,

with

effects
primarily
recognized through the income statement.
In

addition,

judgment

is

required

to

assess

the

expected

value

of
uncertain

tax

positions

and

the

related

probabilities,

including
interpretation of tax laws,

the resolution of any income

tax-related appeals
and litigation.

›

Refer to Note 8

for more information

7) Property, equipment and software
Property,

equipment

and

software
  is measured
at

cost

less
accumulated

dep
reciation

and

impairment

losses
.   Software
development

costs

are

capitalized

only

when

the

costs

can

be
measured reliably and it is

probable that future economic

benefits
will

arise.

Depreciation

of

property,

equipment

and

software
begins

when

they

are

available

for

use

and

is

calculated

on

a
straight line basis over an asset’s estimated useful life.

Property,

equipment

and

software

are

generally

tested

for
impairment

at

the

appropriate
cash -
generating

unit

level,
alongside goodwill and intangible assets as described in item 8 in this Note.

An impairment

charge is

recognized for

such assets

if
the

recoverable

amount

is

below

its

carrying

amount
. The
recoverable amounts of such assets, other than property that has a market price,

are generally determined

using a replacement

cost
approach

that

reflects

the

amount

that

would

be

currently
required by a market participant to replace the service capacity of
the

asset.

If

such

assets

are

no

longer

used,

they

are

tested
individually for impairment.
›
Refer to Note 12 for more information
8) Goodwill
Goodwill represents the

excess of

the consideration over the

fair
value

of

identifiable

assets,

liabilities

and

contingent

liabilities
acquired

that

arises

in

a

business combination.

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

and

growth

rates

are

determined

using
external information, and

also considering inputs

from both

internal and
external analysts and the view of management.

The

key assumptions

used

to determine

the recoverable

amounts of
each cash-generating unit are tested for sensitivity by applying reasonably possible changes to those assumptions.

›

Refer to Notes 2 and

13

for more information

9) Provisions and contingent liabilities
Provisions

are

liabilities

of

uncertain

timing

or

amount,

and

are
generally recognized
in

accordance

with

IAS
  37,
Provisions,
Contingent

Liabilities

and

Contingent

Assets
,

when:

(i)

UBS

AG
has a

present obligation

as a

result of

a past

event; (ii)

it is

probable
that

an

outflow

of

resources

will

be

required

to

settle

the
obligation;

and

(iii)

a

reliable

estimate

of

the

amount

of

the
obligation can be made.

The

majority

of

UBS
  AG
’s

provisio
ns

relate

to

litigation,
regulatory

and

similar

matters,

restructuring,

and

employee
benefits.

Restructuring

provisions

are

generally

recognized

as

a
consequence of

management agreeing

to materially

change the
scope

of

the

business

or

the

manner

in

which

it

is

conducted,
including

changes

in

management

structures.

Provisions

for
employee

benefits

relate

mainly

to

service

anniversaries

and
sabbatical

leave,

and

are

recognized

in

accordance

with
measurement principles set out in item 4

in this Note. In addition,
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

Note 1

Summary of material accounting policies (continued)

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
10) Foreign currency translation
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
.
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
Other comprehensive
income

in

respect

of

cash

flow

hedges

and

financial

assets
measured at FVOCI are translated at the closing exchange rate as of the

balance sheet

dates, with

any translation effects

adjusted
through
Retained earnings
.
›
Refer to Note 33 for more information
11) Net cash settlement contracts
Contracts involving

UBS Group

AG shares

that require

net cash
settlement,

or

provide

the

counterparty

or

UBS
  AG
with

a
settlement option

that includes

a choice

of settling

net in

cash,
are classified as derivatives held for trading.

Consolidated financial statements | UBS AG consolidated financial statements

Note 1

Summary of material accounting policies (continued)
b)
Changes in accounting policies, comparability and other adjustments

Amendments to IAS 1,
Presentation of Financial Statements
, and
IFRS Practice Statement 2,
Making Materiality Judgements

Effective

from

1 January

2021,

UBS

AG

early

adopted
amendments to IAS 1,
Presentation of Financial

Statements
, and
IFRS Practice Statement 2,
Making Materiality Judgements
, issued
by IASB

in February

2021. The

disclosure of

material accounting
policies

in

Note

1a

has

been

refined

through

adopting

these
amendments.
Amendments to IAS 39, IFRS 9 and IFRS 7 (
Interest Rate
Benchmark Reform – Phase 2
)

On

1 January

2021,

UBS

adopted
Interest

Rate

Benchmark
Reform – Phase

2 (Amendments to

IFRS 9, IAS 39, IFRS 7,

IFRS 4
and IFRS 16)
, addressing a number of issues in financial reporting
areas that arise

when interbank

offered rates (IBORs)

are reformed
or replaced.

The amendments

provide a

practical expedient

that
permits

certain

changes

in

the

contractual

cash

flows

of

debt
instruments

attributable

to

the

replacement

of

IBORs

with
alternative

reference

rates

(ARRs)

to

be

accounted

for
prospectively by

updating a

given instrument’s

effective interest
rate

(EIR),

provided

(i)

the

change

is

necessary

as

a

direct
consequence

of

IBOR

reform

and

(ii)

the

new

basis

for
determining the contractual cash

flows is economically equivalent
to

the

previous

basis.

UBS

AG

has

adopted

the

amendments,
which had no material effect on UBS AG’s financial statements.
T
he

amendments
also
provide

various

hedge

accounting
reliefs, with the following adopted by UBS AG:
–

D esignate an
ARR

as

a

non
-
contractually

specified

risk
component, even if it is

not separately identifiable at the

date
when

it

was

designated,

provided

UBS

AG

can

reasonably
expect that it will meet the requirements

within 24 months of
the

first

designation

and

the

risk

component

is

reliably
measurable. As of 31 December 2021, the principal ARRs that
UBS AG has designated as the

hedged risk in fair value hedges
of interest rate

risk related to

debt instruments, mortgages

and
cash

flow

hedges

of

forecast

transactions

were

the

Secured
Overnight

Financing

Rate

(SOFR),
the Swiss
Average

Rate
Overnight (SARON) and

the Sterling

Overnight Index Average
(SONIA).
–

Amend

hedge

documentation

for

the

fair

value

hedges

of
interest

rate

risk

related

to

debt

instruments

for

which

the
hedged risk changed due

to IBOR reform,

which allowed UBS
AG to continue the hedge relationship in accordance with the requirements of the phase 2 amendment.
–

The

cash

flow

hedges

of

IBOR forecast

transactions

in

Swiss
francs

and

pounds

sterling

were

discontinued

and

replaced
with

new

ARR

designations in

December

2021. The

amount
accumulated in

the cash

flow hedge

reserve is

deemed to

be
based on the ARR on which the hedged future cash

flows will
be based.

Amounts will

be released

to the

income statement
when the forecast ARR

cash flows affect

the income statement
or are no longer expected to occur.

›

Refer to Note 26 for more information

The

amendments

also

introduced

additional

disclosure
requirements regarding

UBS AG’s management

of the

transition
to

alternative

benchmark

rates,

its

progress

as

at

the

reporting
date

and

the

risks

to

which

it

is

exposed

arising

from

financial
instruments because of the transition.
›

Refer to Note 25 for more information

c)
International Financial Reporting Standards and Interpretations to be adopted in 2022 and later and other changes
IFRS 17,

Insurance Contracts
In May 2017, the IASB issued

IFRS 17,
Insurance Contracts
, which
sets out

the accounting

requirements

for contractual

rights and
obligations

that

arise

from

insurance

contracts

issued

and
reinsurance

contracts

held.

IFRS 17

is

effective

from

1 January
2023. UBS AG is assessing the standard, but

does not expect it to
have a material effect on UBS AG’s financial statements.

Note 2a

Segment reporting
UBS

AG’s

businesses

are

organized

globally

into

four

business
divisions:

Global

Wealth

Management,

Personal

&

Corporate
Banking,

Asset Management

and the

Investment Bank.

All four
business divisions

are supported

by Group

Functions and

qualify
as

reportable

segments

for

the

purpose

of

segment

reporting.
Together with Group Functions, the four business divisions reflect the management structure of UBS AG.

–

Global

Wealth

Management
  pr
ovides

financial

services,
advice and solutions to private clients, in particular in the ultra high

net

worth

and

high

net

worth

segments.

Its

offering
ranges from

investment management

to estate

planning and
corporate

finance

advice,

in

addition

to

specific

wealth
management

products

and

services.

The

business

division

is
managed globally across the regions.

–

Personal & Corporate Banking

serves its private, corporate,
and

institutional

client
s
’

needs
,   from
basic

banking

to
retirement, financing,

investments and

strategic transactions,
in

Switzerland
,
through

its

branch

network

and

digital
channels.
–

Asset

Management

is

a

large-scale

and

diversified

global
asset

manager.

It

offers

investment

capabilities

and

styles
across all major traditional

and alternative asset classes,

as well
as

advisory

support

to

institutions,

wholesale

intermediaries
and wealth management clients globally.

–

The
Investment

Bank

provides

a

range

of

services

to
institutional,

corporate

and

wealth

management

clients
globally,

to

help

them

raise

capital,

grow

their

businesses,
invest and manage risks. Its offering includes advisory services, facilitating clients raising debt

and equity from the

public and
private

markets
  and
capital

markets,

cash

and

derivatives
trading across equities and fixed income,

and financing.

–

Group

Functions

is

made

up

of

the

following

major

areas:
Group

Services
  (
which

consists

of
Technology,   Corporate
Services,
Human

Resources
,   Finance,
Legal,

Ris
k

Control,
Compliance,

Regulatory

&

Governance,

Communications

&
Branding and Group

Sustainability and Impact),

Group Treasury
and Non-core and Legacy Portfolio.

Financial

information

about

the

four

business

divisions

and
Group Functions is presented

separately in internal

management
reports

to

the

Executive

Board,

which

is

considered

the

“chief
operating

decision

maker”

pursuant

to

IFRS 8,
Operating
Segments
.
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

Consolidated financial statements | UBS AG consolidated financial statements

Note 2a

Segment reporting (continued)
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group

Functions UBS AG
For the year ended 31 December 2021
Net interest income
4,244
2,120
(15)
481
(226)
6,605
Non-interest income
15,175
2,144
2,632
8,978
294
29,222
Income
19,419
4,264
2,617
9,459
68
35,828
Credit loss (expense) / release
29
86
(1)
34
0
148
Total operating income
19,449
4,350
2,616
9,493
68
35,976
Total operating expenses
14,743
2,623
1,593
6,902
1,151
27,012
Operating profit / (loss) before tax
4,706
1,726
1,023
2,592
(1,083)
8,964
Tax expense / (benefit)
1,903
Net profit / (loss)
7,061
Additional information
Total assets
395,235
225,425
25,202
346,641
123,641
1,116,145
Additions to non-current assets
56
16
1
30
1,689
1,791
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS AG
For the year ended 31 December 2020
Net interest income
4,027
2,049
(17)
284
(555)
5,788
Non-interest income
1
13,107
1,859
2,993
9,224
504
27,686
Income
17,134
3,908
2,975
9,508
(52)
33,474
Credit loss (expense) / release
(88)
(257)
(2)
(305)
(42)
(695)
Total operating income
17,046
3,651
2,974
9,203
(94)
32,780
Total operating expenses
13,080
2,390
1,520
6,762
1,329
25,081
Operating profit / (loss) before tax
3,965
1,261
1,454
2,441
(1,423)
7,699
Tax expense / (benefit)
1,488
Net profit / (loss)
6,211
Additional information
Total assets
367,714
231,710
28,266
369,778
127,858
1,125,327
Additions to non-current assets
5
12
385
150
1,971
2,524
USD million
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS AG
For the year ended 31 December 2019
Net interest income
3,947
1,993
(25)
(669)
(831)
4,415
Non-interest income
12,426
1,745
1,962
7,967
869
24,970
Income
16,373
3,737
1,938
7,298
38
29,385
Credit loss (expense) / release
(20)
(21)
0
(30)
(7)
(78)
Total operating income
16,353
3,717
1,938
7,268
31
29,307
Total operating expenses
13,018
2,274
1,407
6,515
925
24,138
Operating profit / (loss) before tax
3,335
1,443
531
753
(893)
5,169
Tax expense / (benefit)
1,198
Net profit / (loss)
3,971
Additional information
Total assets
309,766
209,512
34,565
316,058
102,028
971,927
Additions to non-current assets
68
10
0
1
4,935
5,014
1 Includes a USD
631

million net gain on the sale of a majority stake in Fondcenter AG

(now Clearstream Fund Centre AG), of which USD
571

million was recognized in Asset Management and USD
60

million was
recognized in Global Wealth Management.

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

For the year ended 31 December 2021
Total operating income Total non-current assets
USD billion Share % USD billion
Share %

Americas
14.5
40
9.0
47
of which: USA
13.5
38
8.5
44
Asia Pacific
6.5
18
1.4
7
Europe, Middle East and Africa (excluding Switzerland)
7.0
19
2.6
13
Switzerland
7.9
22
6.3
33
Global
0.1
0
0.0
0
Total
36.0
100
19.3
100
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

through profit

or loss
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Net interest income from financial instruments measured

at fair value through profit or loss

1,437
1,305
1,015
Other net income from financial instruments measured

at fair value through profit or loss
5,844
6,930
6,833
of which: net gains / (losses) from financial liabilities designated at fair value
1
(6,457)
1,625
(8,748)
Total net income from financial instruments measured at fair value through profit or loss
7,281
8,235
7,848
Net interest income
Interest income from loans and deposits
2
6,489
6,696
8,026
Interest income from securities financing transactions
3
513
862
2,005
Interest income from other financial instruments measured

at amortized cost
284
335
364
Interest income from debt instruments measured at fair

value through other comprehensive income
115
101
120
Interest income from derivative instruments designated as cash flow hedges

1,133
822
188
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
8,534
8,816
10,703
Interest expense on loans and deposits
4
1,655
2,440
4,541
Interest expense on securities financing transactions
5
1,102
870
1,152
Interest expense on debt issued
512
918
1,491
Interest expense on lease liabilities
98
105
118
Total interest expense from financial instruments measured at amortized cost
3,366
4,333
7,303
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
5,168
4,483
3,400
Total net interest income from financial instruments measured at fair value through profit or loss
1,437
1,305
1,015
Total net interest income
6,605
5,788
4,415
1 Excludes fair value changes

of hedges related to financial liabilities

designated at fair value and foreign

currency translation effects arising from translating foreign currency transactions into the respective functional
currency, both of which

are reported within Other net

income from financial instruments measured

at fair value through profit

or loss. 2021 included net

losses of USD
2,068

million (net losses of USD
72

million
and USD
1,830

million in 2020 and 2019, respectively), driven by financial liabilities related to unit-linked investment contracts, which are designated at fair value through profit or loss. This was offset by net gains
of USD
2,068

million (net gains of USD
72

million and USD
1,830

million in 2020 and 2019, respectively), related to financial assets for unit-linked investment contracts that are mandatorily measured at fair value
through profit or

loss not

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

4 Consists of interest expense on amounts

due to banks, cash collateral

payables on derivative instruments,
customer deposits, and funding from UBS Group AG,

as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on

derivative instruments.

5
Includes interest expense on payables from securities financing transactions and negative interest, including fees,

on receivables from securities financing transactions.

Note 4

Net fee and commission income

For the year ended
USD million 31.12.21 31.12.20 31.12.19
Fee and commission income
Underwriting fees
1,512
1,104
784
M&A and corporate finance fees
1,102
736
774
Brokerage fees
4,383
4,132
3,248
Investment fund fees
5,790
5,289
4,859
Portfolio management and related services
9,762
8,009
7,656
Other
1,874
1,712
1,836
Total fee and commission income
1
24,422
20,982
19,156
of which: recurring
15,410
13,010
12,545
of which: transaction-based
8,743
7,512
6,449
of which: performance-based
269
461
163
Fee and commission expense
Brokerage fees paid
259
274
310
Distribution fees paid
611
589
590
Other
1,115
911
796
Total fee and commission expense
1,985
1,775
1,696
Net fee and commission income
22,438
19,207
17,460
of which: net brokerage fees
4,124
3,858
2,938
1 For the

year ended 31

December 2021, reflects

third-party fee and

commission income of

USD
14,545

million for Global

Wealth Management, USD
1,645

million for Personal

& Corporate Banking,

USD
3,337
million for Asset Management, USD
4,863

million for the Investment Bank and USD
33

million for Group Functions (for the year ended 31

December 2020: USD
12,475

million for Global Wealth Management, USD
1,427

million for Personal & Corporate Banking, USD
3,129

million for Asset Management, USD
3,901

million for the Investment Bank and USD
50

million for Group Functions; for the year ended 31 December 2019:
USD
11,694

million for Global Wealth Management, USD
1,307

million for Personal & Corporate Banking,

USD
2,659

million for Asset Management, USD
3,397

million for the Investment Bank and USD
98

million
for Group Functions).

Note 5

Other income
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1
(11)
635
2
(36)
Net gains / (losses) from disposals of investments in associates
41
0
4
Share of net profits of associates and joint ventures
105
84
46
Impairments related to associates

0
0
(1)
Total
134
719
13
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income
9
40
31
Income from properties
3
22
25
27
Net gains / (losses) from properties held for sale
100
4
76
5
(19)
Income from shared services provided to UBS Group AG or its subsidiaries
451
422
464
Other
224
6
267
7
161
Total other income
941
1,549
677
1 Includes foreign exchange gains

/ (losses) reclassified

from other comprehensive income

related to the disposal

or closure of foreign

operations.

2 Includes a USD
631

million net gain on

the sale of a

majority
stake in Fondcenter AG

(now Clearstream Fund Centre AG).

3 Includes rent received from third parties.

4 Mainly relates to the sale of a

property in Basel.

5 Includes net gains of USD
140

million arising from
sale-and-leaseback transactions, primarily

related to a property in

Geneva, partly offset by

remeasurement losses relating to properties

that were reclassified as held

for sale.

6 Includes a gain of

USD
100

million
from the sale of UBS AG's domestic wealth management business in Austria. Refer to Note 30 for more information.

7 Includes a USD
215

million gain on the sale of intellectual property rights associated with the
Bloomberg Commodity Index family.

Consolidated financial statements | UBS AG consolidated financial statements

Note 6

Personnel expenses
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Salaries
1
5,723
5,535
5,183
Variable compensation – performance awards
2
2,916
2,953
3
2,545
Variable compensation – other
2
196
201
225
Financial advisor compensation
2,4
4,860
4,091
4,043
Contractors
142
138
147
Social security
762
704
3
627
Post-employment benefit plans
5
582
6
597
569
of which: defined benefit plans
280
306

291
of which: defined contribution plans
303
291
278
Other personnel expenses
479
466
3
461
Total personnel expenses
15,661
14,686
13,801
1 Includes role-based allowances.

2 Refer to Note 28 for

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

advisors entered into at
the time of

recruitment that are

subject to vesting

requirements.

5 Refer to

Note 27 for

more information.

6 Includes curtailment

gains of USD
49

million, which represent

a reduction in

the defined benefit
obligation related to the Swiss pension plan resulting from a decrease in headcount following restructuring activities.

Note 7

General and administrative expenses
1

For the year ended
USD million 31.12.21 31.12.20 31.12.19
Outsourcing costs
426
466
551
IT expenses
490
449
448
Consulting, legal and audit fees
465
566
753
Real estate and logistics costs
530
563
559
Market data services
367
361
364
Marketing and communication
171
162
191
Travel and entertainment
66
77
272
Litigation, regulatory and similar matters
2
910
197
165
Other
6,051
5,646
5,283
of which: shared services costs charged by UBS Group AG or its subsidiaries
5,321
4,939
4,621
of which: UK and German bank levies
3
58
55
41
Total general and administrative expenses
9,476
8,486
8,586
1 In

2021, UBS

AG changed

the presentation

of the

line items

within general

and administrative

expenses. Prior-period

information reflects

the new

presentation structure,

with no

effect on

Total general

and
administrative expenses.

2 Reflects the net increase in

provisions for litigation, regulatory and

similar matters recognized in the

income statement. Refer to Note 18

for more information. Also,

includes recoveries
from third parties of USD
1

million in 2021 (USD
3

million and USD
11

million in 2020 and 2019, respectively).

3 UK bank levy expenses of USD
22

million (USD
38

million for 2020 and USD
30

million for 2019)
included a credit of USD
16

million (USD
27

million for 2020 and USD
31

million for 2019) related to prior years.

Note 8 Income taxes
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Tax expense / (benefit)
Swiss
Current
614
417
336
Deferred
26
107
246
Total Swiss
640
524
582
Non-Swiss

Current
857
715
402
Deferred
406
248
214
Total non-Swiss
1,263
963
616
Total income tax expense / (benefit) recognized in the income statement
1,903
1,488
1,198

Income tax recognized in the income statement
Income

tax

expenses

of

USD
1,903

million

were

recognized

for
UBS

AG

in

2021,

representing

an

effective

tax

rate

of
21.2
%.
These included

Swiss tax

expenses of

USD
640

million and

non-
Swiss tax expenses of USD
1,263

million.
The

Swiss

tax

expenses

included

current

tax

expenses

of
USD
614

million related to taxable profits of UBS Switzerland AG
and other Swiss entities.

They also included deferred tax

expenses
of

USD

26

million,

which

reflect
movements

in

temporary
differences.
The non-Swiss

tax expenses

included current

tax expenses

of
USD
857

million

related

to

taxable

profits

earned

by

non-Swiss
subsidiaries

and

branches
,   and net
deferred

t
ax

expenses

of
USD
406

million.

Expenses

of

USD
740

million,

which

primarily
related to

the amortization

of deferred

tax assets

(DTAs) previously
recognized in relation to

tax losses carried

forward and deductible
temporary differences of UBS Americas Inc.,

were partly offset by
a benefit of USD
334

million in respect of

the remeasurement of
DTAs.

This

benefit

included

upward
revaluation s
of

DTAs

of
USD
152

million for certain

entities, primarily in

connection with
our business planning process. It also included

USD
113

million in
respect of additional DTA recognition that primarily related to the contribution of real estate assets by UBS AG to UBS

Americas Inc.
and UBS Financial Services

Inc., which allowed the

full recognition
of DTAs in respect of the associated historic

real estate costs that
were

previously

capitalized

for

US

tax

purposes

under

elections
that

were

made

in

the

fourth

quarter

of

2018.

In

addition,

it
included USD
69

million in respect of an increase in the expected
value of future tax

deductions for deferred

compensation awards,
due to an increase in the Group’s share price during the year.
The pre-tax expense that was recognized in the year in respect of the increase in litigation provisions for the

French cross-border
matter did not result in any tax benefit.

For the year ended
USD million 31.12.21 31.12.20 31.12.19
Operating profit / (loss) before tax

8,964

7,699

5,169
of which: Swiss
2,983
3,042
2,297
of which: non-Swiss
5,981
4,657
2,872
Income taxes at Swiss tax rate of
18.5
% for 2021,
19.5
% for 2020 and
20.5
% for 2019
1,658
1,501
1,060
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate
217
96
72
Tax effects of losses not recognized
124
144
131
Previously unrecognized tax losses now utilized
(179)
(212)
(265)
Non-taxable and lower-taxed income
(252)
(381)
(305)
Non-deductible expenses and additional taxable income
487
373
713
Adjustments related to prior years – current tax
(38)
(66)
1
Adjustments related to prior years – deferred tax
(3)
18
(6)
Change in deferred tax recognition
(341)
(383)
(293)
Adjustments to deferred tax balances arising from changes

in tax rates
(1)
235
(9)
Other items
230
163
99
Income tax expense / (benefit)

1,903
1,488
1,198

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
Non-taxable and lower-
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

benefit of USD
455

million was recognized

in
Other comprehensive income

(2020: net expense

of USD
258

million) and a
net tax expense of USD
102

million was recognized in
Share premium
(2020: net benefit of USD
1

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

consider it
probable

that

there

would

be

sufficient

future

taxable

profits
available
to

utilize

the

related

tax

loss

carry
-
forwards

and
deductible temporary differences.
The

recognition of

DTAs is

supported by

forecasts of

taxable
profits

for

the

entities

concerned.

In

addition,

tax

planning
opportunities are

available that

would result

in additional

future
taxable income and these would be utilized, if necessary.
Deferred tax liabilities are recognized in respect of investments in

subsidiaries,

branches

and

associates,

and

interests

in

joint
arrangements, except to

the extent that UBS

AG can control the
timing

of

the

reversal

of

the

associated

taxable

temporary
difference

and

it

is

probable

that

such

will

not

reverse

in

the
foreseeable

future.

However,

as

of

31

December

202
1 ,   this
exception was not

considered to apply

to any taxable

temporary
differences.

USD million 31.12.21 31.12.20
Deferred tax assets
1
Gross
Valuation
allowance Recognized Gross
Valuation
allowance Recognized
Tax loss carry-forwards
13,636
(9,193)
4,443
14,108
(8,715)
5,393
Temporary differences
5,092
(696)
4,396
4,343
(561)
3,782
of which: related to real estate costs capitalized for US

tax
purposes
2,272
0
2,272
2,268
0
2,268
of which: related to compensation and benefits
1,200
(209)
991
1,112
(173)
939
of which: other
1,620
(487)
1,133
963
(388)
574
Total deferred tax assets
18,728
(9,889)
8,839
2
18,450
(9,276)
9,174
2
of which: related to the US
8,521
8,780
of which: related to other locations
318
394
Deferred tax liabilities
Cash flow hedges
118
425
Other
179
133
Total deferred tax liabilities
297
558
1 After offset of DTLs, as applicable.

2 As of 31 December 2021, UBS AG recognized DTAs

of USD
77

million (31 December 2020: USD
138

million) in respect of entities that incurred losses in either the current or preceding year.

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

Unrecognized tax loss carry-forwards
USD million 31.12.21 31.12.20
Within 1 year
141
146
From 2 to 5 years
1,026
638
From 6 to 10 years
13,283
13,257
From 11 to 20 years
2,093
3,858
No expiry
18,147
17,227
Total
34,690
35,127
of which: related to the US
1
14,870
16,256
of which: related to the UK
14,909
13,848
of which: related to other locations
4,911
5,023
1 Related to UBS AG's US branch.

Consolidated financial statements | UBS AG consolidated financial statements

Balance sheet notes
Note 9

Financial assets at amortized cost and other positions in scope of expected credit loss measurement
The

tables

on

the

following

pages

provide

information

about
financial

instruments and

certain credit

lines that

are

subject to
expected credit loss (ECL) requirements

.

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
Sensitive to unemployment levels, the
interest rate environment,

real estate
collateral values

and other regional
aspects
–

Personal & Corporate Banking
–

Global Wealth Management
–

Investment Bank
Large corporate clients
Lending to large corporate and multi-
national clients
Sensitive to GDP developments,
unemployment levels,

seasonality,
business cycles and collateral values
(diverse collateral,

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
Sensitive to equity and debt markets

(e.g.,
changes in collateral values)
–

Global Wealth Management
Credit cards
Credit card solutions in Switzerland and
the US
Sensitive to unemployment levels –

Personal & Corporate Banking
–

Global Wealth Management
Commodity trade
finance
Working capital financing of commodity
traders, generally extended on a self-
liquidating transactional basis
Sensitive primarily to the strength of
individual transaction structures and
collateral values (price volatility of
commodities),

as the primary source for
debt service is directly linked to the
shipments financed
–

Personal & Corporate Banking
Financial intermediaries
and hedge funds
Lending to financial institutions and
pension funds, including exposures to
broker-dealers and clearing houses
Sensitive to GDP development, the
interest rate environment, price and
volatility risks in financial markets, and
regulatory and political risk
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

USD million 31.12.21
Carrying amount
1
ECL allowances
Financial instruments measured at amortized

cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
192,817
192,817
0
0
0
0
0
0
Loans and advances to banks
15,360
15,333
26
1
(8)
(7)
(1)
0
Receivables from securities financing transactions
75,012
75,012
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative instruments
30,514
30,514
0
0
0
0
0
0
Loans and advances to customers
398,693
381,496
15,620
1,577
(850)
(126)
(152)
(572)
of which: Private clients with mortgages
152,479
143,505
8,262
711
(132)
(28)
(71)
(33)
of which: Real estate financing
43,945
40,463
3,472
9
(60)
(19)
(40)
0
of which: Large corporate clients
13,990
12,643
1,037
310
(170)
(22)
(16)
(133)
of which: SME clients
14,004
12,076
1,492
436
(259)
(19)
(15)
(225)
of which: Lombard
149,283
149,255
0
27
(33)
(6)
0
(28)
of which: Credit cards
1,716
1,345
342
29
(36)
(10)
(9)
(17)
of which: Commodity trade finance
3,813
3,799
7
7
(114)
(6)
0
(108)
Other financial assets measured at amortized cost
26,236
25,746
302
189
(109)
(27)
(7)
(76)
of which: Loans to financial advisors
2,453
2,184
106
163
(86)
(19)
(3)
(63)
Total financial assets measured at amortized cost
738,632
720,917
15,948
1,767
(969)
(161)
(160)
(647)
Financial assets measured at fair value through other comprehensive income
8,844
8,844
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
747,477
729,762
15,948
1,767
(969)
(161)
(160)
(647)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
20,972
19,695
1,127
150
(41)
(18)
(8)
(15)
of which: Large corporate clients
3,464
2,567
793
104
(6)
(3)
(3)
0
of which: SME clients
1,353
1,143
164
46
(8)
(1)
(1)
(7)
of which: Financial intermediaries and hedge funds

9,575
9,491
84
0
(17)
(13)
(4)
0
of which: Lombard
2,454
2,454
0
0
(1)
0
0
(1)
of which: Commodity trade finance
3,137
3,137
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,478
37,097
2,335
46
(114)
(72)
(42)
0
of which: Large corporate clients
23,922
21,811
2,102
9
(100)
(66)
(34)
0
Forward starting reverse repurchase and securities borrowing agreements
1,444
1,444
0
0
0
0
0
0
Committed unconditionally revocable credit lines
42,373
39,802
2,508
63
(38)
(28)
(10)
0
of which: Real estate financing
7,328
7,046
281
0
(5)
(4)
(1)
0
of which: Large corporate clients
5,358
4,599
736
23
(7)
(4)
(3)
0
of which: SME clients
5,160
4,736
389
35
(15)
(11)
(3)
0
of which: Lombard
8,670
8,670
0
0
0
0
0
0
of which: Credit cards
9,466
9,000
462
4
(6)
(5)
(2)
0
of which: Commodity trade finance
117
117
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
5,611
5,527
36
48
(3)
(3)
0
0
Total off-balance sheet financial instruments and credit lines
109,878
103,565
6,006
307
(196)
(121)
(60)
(15)
Total allowances and provisions
(1,165)
(282)
(220)
(662)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective

ECL allowances.

Consolidated financial statements | UBS AG consolidated financial statements

Note 9

Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)
USD million 31.12.20
Carrying amount
1
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
3,282
3,277
5
0
(2)
(2)
0
0
Total off-balance sheet financial instruments and credit lines
107,059
95,281
11,396
382
(257)
(119)
(104)
(34)
Total allowances and provisions
(1,468)
(306)
(333)
(829)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 9

Financial assets at amortized cost and other positions in scope of expected credit loss measurement (continued)
Coverage

ratios are

calculated

for

the

core loan

portfolio

by
taking ECL

allowances and

provisions divided

by the

gross carrying
amount of

the exposures.

Core loan

exposure is

defined as

the
sum of
Loans and

advances to

customers

and
Loans to

financial
advisors
.

These ratios are influenced by the following key factors:

–

Lombard loans

are generally

secured with

marketable securities
in

portfolios

that

are,

as

a

rule,

highly

diversified,

with

strict
lending policies

that are

intended to

ensure that

credit risk

is
minimal under most circumstances;

–

mortgage loans to private clients and

real estate financing are
controlled by

conservative eligibility

criteria, including

low loan-
to-value ratios and strong debt service capabilities;

–

the amount of unsecured retail lending (including credit cards)
is insignificant;

–

lending in Switzerland includes government backed

COVID-19
loans;
–

contractual maturities in the loan portfolio, which

are a factor
in the

calculation of

ECLs, are

generally short,

with Lombard
lending

typically having

average contractual

maturities

of

12
months or

less, real

estate lending

generally between

2 years
and 3 years in Switzerland with longer

dated maturities in the
US and

corporate lending

between 1

to 2

years with

related
loan commitments up to 4 years;

and

–

write-offs of

ECL allowances

against the

gross loan

balances
when all or part of a financial asset is deemed

uncollectible or
forgiven, reduces the coverage ratios
.

Coverage ratios for core loan portfolio
31.12.21
Gross carrying amount (USD million) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
152,610
143,533
8,333
744
9
2
85
446
Real estate financing
44,004
40,483
3,512
10
14
5
114
231
Large corporate clients
14,161
12,665
1,053
443
120
18
148
2,997
SME clients
14,263
12,095
1,507
661
182
16
103
3,402
Lombard
149,316
149,261
0
55
2
0
0
5,026
Credit cards
1,752
1,355
351
46
204
72
255
3,735
Commodity trade finance
3,927
3,805
7
115
290
15
3
9,388
Other loans and advances to customers
19,510
18,425
1,010
75
23
9
15
3,730
Loans to financial advisors
2,539
2,203
109
226
338
88
303
2,791
Total
1
402,081
383,825
15,882
2,374
23
4
98
2,673
Gross exposure (USD million) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Private clients with mortgages
9,123
8,798
276
49
3
3
9
15
Real estate financing
8,766
8,481
285
0
9
7
88
0
Large corporate clients
32,748
28,981
3,630
136
34
25
110
1
SME clients
8,077
7,276
688
114
38
19
151
585
Lombard
14,438
14,438
0
0
1
0
0
0
Credit cards
9,466
9,000
462
4
7
5
34
0
Commodity trade finance
3,262
3,262
0
0
4
4
0
0
Financial intermediaries and hedge funds
13,747
13,379
369
0
13
10
120
0

Other off-balance sheet commitments
8,806
8,507
296
4
15
6
30
0
Total
2
108,434
102,121
6,006
307
18
12
100
486
1 Includes Loans and

advances to customers

of USD
399,543

million and Loans

to financial advisors

of USD
2,539

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
Total
1
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
Total
2
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

by

ISDA.

Other

OTC

derivatives

are

cleared

through
clearing houses, in particular interest rate swaps

with LCH, where
a

settled-to-market method

has

been

generally adopted,

under
which cash collateral exchanged

on a daily basis

is considered to
legally

settle

the

market

value

of

the

derivatives.

Regulators

in
various

jurisdictions

have

begun

a

phased

introduction

of

rules
requiring

the

payment

and

collection

of

initial

and

variation
margins on

certain OTC

derivative contracts,

which may

have a
bearing

on

price

and

other

relevant

terms.

Due

to

challenges
brought

on

by

COVID
- 19 ,
the

International

Organization

of
Securities

Commissions

(IOSCO)

has

extended

the

deadline

for
completion of the final phase-in of margin requirements for non-
centrally cleared derivatives,

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

risks. Market-
making aims to

directly support the

facilitation and execution

of
client activity,

and involves

quoting bid

and offer

prices to

other
market participants with

the aim

of generating revenues

based on
spread

and

volume.

UBS

AG

also

uses

various

derivative
instruments for hedging purposes.
›

Refer to Notes 16 and 21 for more information

about derivative
instruments
›

Refer to Note 26 for more information about

derivatives
designated in hedge accounting relationships
Risks of derivative instruments
The derivative financial assets shown on the

balance sheet can be
an important component of UBS AG ’s credit exposure; however, the

positive

replacement

values

related

to

a

respective
counterparty are rarely an adequate reflection of UBS AG’s credit exposure in its derivatives business with that

counterparty. This is
generally the case because, on the one hand, replacement values can increase

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

Consolidated financial statements | UBS AG consolidated financial statements

Note 10

Derivative instruments (continued)
Derivative instruments

31.12.21 31.12.20
USD billion
Derivative
financial
assets
Notional
amounts
related to
derivative
financial
assets
2,3
Derivative
financial
liabilities
Notional
amounts
related to
derivative
financial
liabilities
2,3
Other
notional
amounts
2,4
Derivative
financial
assets
Notional
amounts
related to
derivative
financial
assets
2,3
Derivative
financial
liabilities
Notional
amounts
related to
derivative
financial
liabilities
2,3
Other
notional
amounts
2,4
Interest rate contracts
33.2
991.2
28.7
943.1
8,675.1
50.9
928.0
43.9
880.4
11,291.5
of which: forward contracts (OTC)
1
0.1
29.4
0.2
28.6
443.6
0.0
19.8
0.4
21.9
2,602.5
of which: swaps (OTC)
26.4
394.3
19.2
344.1
7,549.4
40.8
407.0
30.9
364.8
8,105.2
of which: options (OTC)
6.6
545.2
9.2
553.6
10.1
447.5
12.5
460.5
of which: futures (ETD)
525.0
480.6
of which: options (ETD)
0.0
22.4
0.0
16.8
157.1
0.0
53.6
0.0
33.1
103.3
Credit derivative contracts
1.4
44.7
1.8
46.3
2.4
57.6
2.9
64.8
of which: credit default swaps (OTC)
1.3
39.4
1.6
44.1
2.2
53.6
2.6
62.3
of which: total return swaps (OTC)
0.1
1.3
0.2
1.7
0.1
1.9
0.3
2.5
Foreign exchange contracts
53.3
3,031.0
54.1
2,938.8
1.2
68.7
2,951.2
70.5
2,820.4
1.4
of which: forward contracts (OTC)
23.8
1,009.1
23.8
1,043.2
27.3
779.2
29.0
853.3
of which: swaps (OTC)
24.3
1,606.4
24.9
1,480.3
34.3
1,727.3
34.4
1,567.3
of which: options (OTC)
5.2
412.6
5.3
408.6
7.1
440.9
7.1
394.7
Equity contracts
28.2
456.9
34.9
603.9
80.1
34.8
449.6
41.2
581.3
91.3
of which: swaps (OTC)
4.7
105.7
9.3
154.8
6.4
89.4
9.8
108.4
of which: options (OTC)
4.6
61.4
6.5
102.3
7.0
87.1
10.9
146.2
of which: futures (ETD)
71.2
67.9
of which: options (ETD)
10.2
289.6
9.8
346.3
8.8
10.7
273.1
11.3
326.8
23.5
of which: client-cleared transactions (ETD)
8.6
9.4
10.7
9.1
Commodity contracts
1.6
57.8
1.6
56.4
14.7
2.2
57.8
2.0
49.7
10.1
of which: swaps (OTC)
0.5
19.9
0.8
25.4
0.5
17.7
0.8
18.0
of which: options (OTC)
0.4
14.0
0.2
10.4
1.0
23.5
0.7
17.8
of which: futures (ETD)
13.9
9.3
of which: forward contracts (ETD)
0.0
18.1
0.0
15.2
0.0
8.0
0.0
6.3
of which: client-cleared transactions (ETD)
0.6
0.4
0.5
0.3
Loan commitments

measured at FVTPL (OTC)

0.0
0.8
0.0
8.2
0.0
10.2
Unsettled purchases of non-derivative
financial instruments
5
0.1
13.3
0.2
10.6
0.3
18.3
0.2
10.0
Unsettled sales of non-derivative financial
instruments
5
0.2
18.2
0.1
9.4
0.2
17.2
0.3
12.9
Total derivative instruments,

based on IFRS netting
6
118.1
4,614.0
121.3
4,616.6
8,771.1
159.6
4,479.6
161.1
4,429.7
11,394.4
1 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments.

2 In cases where
derivative financial instruments

are presented on

a net basis

on the bal

ance sheet, the

respective notional amounts

of the netted

derivative financial

instruments are

still presented on

a gross basis.

3 Notional
amounts of client-cleared ETD and OTC

transactions through central clearing

counterparties are not disclosed, as they

have significantly different risk profile.

4 Other notional amounts relate to derivatives

that are
cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance

sheet net of the corresponding cash margin under Cash collateral receivables on derivative
instruments and Cash collateral

payables on derivative

instruments and was not

material for all periods

presented.

5 Changes in the

fair value of purchased

and sold non-derivative financial

instruments between
trade date and

settlement date are

recognized as derivative

financial instruments.

6 Derivative financial

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

On a notional amount basis,

approximately
40
% of OTC interest
rate contracts held as of 31 December 2021 (31 December

2020:
50
%) mature

within one

year,
36
% (31

December 2020:
30
%)
within one to

five years and
25
% (31 December

2020:
20
%) after
five years.

Notional

amounts

of

interest

rate

contracts

cleared

through
either

a

central

counterparty

or

an

exchange

that

are

legally
settled

on

a

daily

basis

are

presented

under
Other

notional
amounts

in

the

table
above

and

are

categorized

into

maturity
buckets

on

the

basis

of

contractual

maturities

of

the

cleared
underlying

derivative

contracts. Other

notional

amounts

related
to interest rate contracts

decreased by USD
2.6

trillion compared
with

31 December

2020,

mainly

reflecting

trade

compressions,
which

included

activity

as

part

of

the

ongoing

transition

to
alternative reference rates, and maturities.

Note 11

Financial assets measured at fair value through other comprehensive income
USD million 31.12.21 31.12.20
Financial assets measured at fair value through other comprehensive income
1
Debt instruments
Governments and government agencies
8,522
8,155
of which: USA
7,507
7,727
Banks
322
103
Total financial assets measured at fair value through other comprehensive income
8,844
8,258
Unrealized gains / (losses) recognized in Other comprehensive income
Unrealized gains, before tax
67
204
Unrealized (losses), before tax
(80)
(4)
Net unrealized gains / (losses), before tax
(13)
200
Net unrealized gains / (losses), after tax
(7)
151
1 Refer to Note 21c for more information about product type and fair value hierarchy categorization. Refer also to Note 9 and Note 20 for more information about expected credit loss measurement.

Note 12

Property, equipment and software
At historical cost less accumulated depreciation
USD million
Owned
properties and
equipment
1
Leased
properties and
equipment
2
Software
Projects in
progress 2021 2020
Historical cost
Balance at the beginning of the year
11,676
4,091
7,111
907
23,785
22,329
Additions
162
1
174
233
1,220
1,789
1,989
Disposals / write-offs
3
(345)
(212)
(75)
0
(632)
(867)
Reclassifications
4
267
0
703
(988)
(18)
(590)
Foreign currency translation
(266)
(59)
(48)
(9)
(381)
924
Balance at the end of the year
11,494
3,994
7,924
1,130
24,542
23,785
Accumulated depreciation
Balance at the beginning of the year
7,188
1,019
3,621
0
11,827
10,503
Depreciation
507
474
854
0
1,835
1,779
Impairment
5
8
1
0
0
9
72
Disposals / write-offs
3
(341)
(204)
(75)
0
(619)
(735)
Reclassifications
4
(12)
0
0
0
(12)
(328)
Foreign currency translation
(172)
(18)
(19)
0
(210)
535
Balance at the end of the year
7,178
1,272
4,380
0
12,830
11,827
Net book value

Net book value at the beginning of the year
4,488
3,072
3,490
907
11,958
11,826
Net book value at the end of the year
4,316
2,722
3,544
1,130
6
11,712
11,958
1 Includes leasehold improvements and IT hardware.

2 Represents right-of-use assets recognized by UBS AG as lessee. UBS AG predominantly enters into lease contracts, or contracts that include lease components, in relation to real estate, including offices, retail branches and sales offices. The total cash outflow for leases during 2021 was USD
632

million (2020: USD
652

million). Interest expense on lease liabilities is included
within Interest expense from

financial instruments measured at

amortized cost and Lease

liabilities are included within

Other financial liabilities

measured at amortized cost.

Refer to Notes 3

and 19a, respectively.
There were no material gains

or losses arising from sale-and-leaseback

transactions in 2021 (2020: USD
140

million).

3 Includes write-offs of fully

depreciated assets.

4 The total reclassification amount

for the
respective periods represents net reclassifications

to Properties and other

non-current assets held for

sale.

5 Impairment charges recorded in

2021 generally relate to

assets that are no longer

used, for which the
recoverable amount based on a value in use approach was determined to be zero.

6 Consists of USD
1,009

million related to software and USD
121

million related to Owned properties and equipment.

Consolidated financial statements | UBS AG consolidated financial statements

Note 13

Goodwill and intangible assets
Introduction
UBS AG performs an impairment test on

its goodwill assets on an
annual basis or when indicators of impairment exist.

UBS AG considers Asset Management,

as it is reported in Note
2a, as a separate cash-generating

unit (a

CGU), as that is

the level
at

which

the

performance

of

investment

(and

the

related
goodwill) is reviewed and assessed by management. Given that a significant

amount

of

goodwill

in

Global

Wealth

Management
relates

to

the

PaineWebber

acquisition

in

2000,

which

mainly
affected

the

Americas

portion

of

the

business,

this

goodwill
remains

separately

monitored

by

the

Americas
,
despite

the
formation

of

Global

Wealth

Management

in

2018.

Therefore,
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

2021,

total

goodwill

recognized

on

the
balance sheet

was USD
6.1

billion, of which

USD
3.7

billion was
carried

by

the

Global

Wealth

Management

Americas

CGU,
USD
1.2

billion

was

carried

by the

Global

Wealth

Management
Switzerland

and

International
  CGU ,
and

USD

1.2

billion

was
carried by

Asset Management.

Based on

the impairment

testing
methodology

described

below,

UBS

AG

concluded

that

the
goodwill

balances

as

of

31 December

2021

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
forecast of third

-year profit, the

discount rate and

the long-term
growth rate, as well as the implied perpetual capital growth.
The carrying amount for each CGU is determined by reference
to

UBS’s

equity

attribution

framework.

Within

this

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

businesses and
includes

certain

management

assumptions.

Attributed

equity

is
equal to the capital a CGU requires to conduct its business and is currently considered

a reasonable

approximation of

the carrying
amount of

the CGUs.

The attributed

equity methodology

is also
applied in

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
The discount

rates are

determined by

applying a

capital asset
pricing model-based approach,

as well as

considering quantitative
and

qualitative

inputs

from

both

internal

and

external

analysts
and

the

view

of

management.
  T hey also
take

into

account
regional differences in risk-free rates at

the level of the individual
CGUs.

In

line

with

discount

rates,

long-term

growth

rates

are
determined

at

the regional

level

based

on

nominal

or

real GDP
growth rate forecasts.

Note 13

Goodwill and intangible assets (continued)
Key assumptions

used to determine

the recoverable

amounts
of eac

h

CGU are

tested

for sensitivity

by applying

a reasonably
possible

change

to

those

assumptions.

Forecast

earnings
available

to

shareholders

were

changed

by
20
%,

the

discount
rates were changed by
1.5

percentage points, and the long-term
growth rates were changed by
0.75

percentage points. Under all
scenarios,

reasonably

possible

changes

in

key

assumptions

did
not

result

in

an

impairment

of

goodwill

or

intangible

assets
reported

by

Global

Wealth

Management

Americas,

Global
Wealth

Management

Switzerland

and

International,

and

Asset
Management.
If

the

estimated

earnings

and

other

assumptions

in

future
periods deviate

from the

current outlook,

the value

of goodwill
attributable

to

Global

Wealth

Management

Americas,

Global
Wealth

Management

Switzerland

and

International,

and

Asset
Management may

become impaired

in the

future, giving

rise to
losses in the income

statement. Recognition of any

impairment of
goodwill

would

reduce IFRS

equity and

net profit.

It

would

not
affect cash flows

and, as goodwill

is required to

be deducted from
capital under

the Basel III capital

framework, no effect

would be
expected on UBS AG’s capital ratios.

Discount and growth rates
Discount rates Growth rates
In % 31.12.21 31.12.20 31.12.21 31.12.20
Global Wealth Management Americas
9.5
9.5
4.0
5.1
Global Wealth Management Switzerland and International
8.5
8.5
3.1
3.7
Asset Management
8.5
8.5
2.9
3.5

USD million Goodwill
Intangible
assets
1
2021 2020
Historical cost
Balance at the beginning of the year
6,182
1,683
7,865
7,820
Additions
1
1
147
Disposals
(3)
(3)
(158)
Write-offs
(41)
(41)
(35)
Foreign currency translation
(53)
(30)
(83)
91
Balance at the end of the year
6,126
1,612
7,739
7,865
Accumulated amortization and impairment
Balance at the beginning of the year
1,385
1,385
1,351
Amortization
31
31
55
Impairment / (reversal of impairment)
2
(1)
(1)
2
Disposals
0
0
Write-offs
(41)
(41)
(35)
Foreign currency translation
(13)
(13)
11
Balance at the end of the year
1,360
1,360
1,385
Net book value at the end of the year
6,126
252
6,378
6,480
of which: Global Wealth Management Americas
3,720
41
3,760
3,770
of which: Global Wealth Management Switzerland and International
1,204
72
1,276
1,320
of which: Asset Management
1,202
1,202
1,226
of which: Investment Bank
139
139
161
of which: Group Functions
0
4
1 Intangible assets mainly include customer relationships, contractual rights and the fully amortized branch network intangible asset recognized in connection with the acquisition of PaineWebber

Group, Inc.

2 Impairment charges recorded in 2020 relate to assets for which the recoverable amount was determined considering their value in use (recoverable amount of the impaired intangible assets: USD
5

million for
2020).

The table below presents estimated aggregated amortization expenses for intangible assets.

USD million Intangible assets
Estimated aggregated amortization expenses for:
2022
29
2023
27
2024
23
2025
23
2026
23
Thereafter
126
Not amortized due to indefinite useful life
2
Total
252

Consolidated financial statements | UBS AG consolidated financial statements

Note 14

Other assets

a) Other financial assets measured at amortized cost
USD million 31.12.21 31.12.20
Debt securities
18,858
18,801
of which: government bills / bonds

9,833
9,789
Loans to financial advisors
2,453
2,569
Fee-

and commission-related receivables
1,966
2,014
Finance lease receivables
1,356
1,447
Settlement and clearing accounts

455
614
Accrued interest income
521
592
Other
627
1,182
Total other financial assets measured at amortized cost
26,236
27,219
b) Other non-financial assets
USD million 31.12.21 31.12.20
Precious metals and other physical commodities

5,258
6,264
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
1,526
1,418
Prepaid expenses
717
731
VAT and other tax receivables
591
392
Properties and other non-current assets held for sale
32
246
Assets of disposal groups held for sale
2
1,093
Other

618
323
Total other non-financial assets
9,836
9,374
1 Refer to Note 18 for more information.

2 Refer to Note 30 for more information.

Note 15

Amounts due to banks, customer deposits, and funding from UBS Group AG

a) Amounts due to banks and customer deposits
USD million 31.12.21 31.12.20
Amounts due to banks

13,101
11,050
Customer deposits
544,834
527,929
of which: demand deposits
247,299
237,604
of which: retail savings / deposits
247,224
220,898
of which: time deposits
1
50,312
69,427
Total amounts due to banks and customer deposits
557,935
538,979
1 Includes customer deposits in UBS AG Jersey Branch placed by UBS Switzerland AG on behalf of its clients.

b) Funding from UBS Group AG
USD million 31.12.21 31.12.20
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)
38,984
36,611
Senior unsecured debt other than TLAC
4,471
2,939
High-trigger loss-absorbing additional tier 1 capital instruments
11,414
11,854
Low-trigger loss-absorbing additional tier 1 capital instruments
2,426
2,575
Total
1
57,295
53,979
1 UBS AG has also recognized funding from UBS Group AG that is designated at fair value.

Refer to Note 19b for more information.

Note 16

Debt issued designated at fair value
USD million 31.12.21 31.12.20
Issued debt instruments
Equity-linked
1
47,059
41,069
Rates-linked
16,369
11,038
Credit-linked
1,723
1,933
Fixed-rate
2,868
3,604
Commodity-linked
2,911
1,497
Other
529
726
Total debt issued designated at fair value
71,460
59,868
of which: issued by UBS AG with original maturity greater than one year
2
57,967
46,427
of which: life-to-date own credit (gain) / loss
144
233
1 Includes investment fund unit-linked instruments issued.

2 Based on original contractual maturity without considering any early redemption features. As of 31 December

2021,
100
% of the balance was unsecured
(31 December 2020:
100
%).

As of 31 December

2021 and 31

December 2020, the contractual
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
›
Refer to Note 24 for maturity information

on an undiscounted
cash flow basis

Contractual maturity of carrying amount
USD million 2022 2023 2024 2025 2026 2027–2031 Thereafter
Total
31.12.21
Total
31.12.20
UBS AG
1
Non-subordinated debt
Fixed-rate
4,296
1,658
716
495
226
273
1,732
9,397
9,409
Floating-rate
19,338
15,621
5,067
5,816
3,840
8,364
3,238
61,284
49,528
Subtotal
23,635
17,279
5,783
6,311
4,066
8,637
4,971
70,682
58,937
Other subsidiaries
2
Non-subordinated debt
Fixed-rate
6
0
0
0
0
423
0
429
539
Floating-rate
150
47
145
0
0
0
7
349
392
Subtotal
156
47
145
0
0
423
7
778
931
Total

23,791
17,325
5,929
6,311
4,066
9,060
4,977
71,460
59,868
1 Consists of instruments issued by the legal entity UBS AG.

2 Consists of instruments issued by subsidiaries of UBS AG.

Consolidated financial statements | UBS AG consolidated financial statements

Note 17

Debt issued measured at amortized cost
USD million 31.12.21 31.12.20
Certificates of deposit and commercial paper
40,640
41,151
Other short-term debt
2,458
5,515
Short-term debt
1
43,098
46,666
Senior unsecured debt
23,328
18,483
of which: issued by UBS AG with original maturity greater than one year
2
23,307
18,464
Covered bonds
1,389
2,796
Subordinated debt
5,163
7,744
of which: low-trigger loss-absorbing tier 2 capital instruments
2,596
7,201
of which: non-Basel III-compliant tier 2 capital instruments
547
543
Debt issued through the Swiss central mortgage institutions
9,454
9,660
Other long-term debt
0
3
Long-term debt
3
39,334
38,685
Total debt issued measured at amortized cost
4
82,432
85,351
1 Debt with an original contractual maturity of

less than one year.

2 Based on original contractual maturity without considering any early redemption features. As

of 31 December 2021,
100
% of the balance was
unsecured (31 December 2020:
100
%).

3 Debt with an original contractual

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

rate risk as

discussed in

item 2j in

Note 1a and

Note
26.

As

a

result

of

applying

hedge

accounting,

the

life-to-date
adjustment to the

carrying amount of

debt issued was

an increase
of USD
261

million as

of 31

December 2021

and an

increase of
USD
761

million as

of 31

December 2020,

reflecting changes

in
fair value due to interest rate movements.
Subordinated debt consists of unsecured debt obligations that are

contractually

subordinated

in

right

of

payment

to

all

other
present and future

non-subordinated obligations of

the respective
issuing

entity.
All

of

the

subo
rdinated

debt

instruments
outstanding as of 31 December 2021 pay a fixed rate of interest.
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
›

Refer to Note 24 for maturity information

on an undiscounted
cash flow basis

Contractual maturity of carrying amount
USD million 2022 2023 2024 2025 2026 2027–2031 Thereafter
Total
31.12.21
Total
31.12.20
UBS AG
1
Non-subordinated debt
Fixed-rate
38,647
5,578
1,964
349
3,439
1,381
1,213
52,571
52,618
Floating-rate
9,807
2,093
1,922
907
508
0
0
15,238
15,299
Subordinated debt
Fixed-rate
2,020
0
2,596
337
210
0
0
5,163
7,744
Subtotal
50,474
7,671
6,482
1,594
4,158
1,381
1,213
72,972
75,661
Other subsidiaries
2
Non-subordinated debt
Fixed-rate
907
1,007
1,072
1,173
1,045
3,674
582
9,460
9,690
Subtotal
907
1,007
1,072
1,173
1,045
3,674
582
9,460
9,690
Total

51,381
8,679
7,554
2,766
5,203
5,055
1,795
82,432
85,351
1 Consists of debt issued by the legal entity UBS AG.

2 Consists of debt issued by subsidiaries of UBS AG.

Note 18

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions.

USD million 31.12.21 31.12.20
Provisions other than provisions for expected credit losses
3,256
2,534
Provisions for expected credit losses
196
257
Total provisions
3,452
2,791

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million
Litigation,
regulatory and
similar matters
1
Restructuring Other
3
Total 2021
Balance at the beginning of the year
2,135
67
332
2,534
Increase in provisions recognized in the income statement
986
228
73
1,286
Release of provisions recognized in the income statement
(74)
(25)
(29)
(128)
Provisions used in conformity with designated purpose
(189)
(130)
(76)
(396)
Capitalized reinstatement costs
0
0
30
30
Foreign currency translation / unwind of discount
(59)
(3)
(9)
(70)
Balance at the end of the year

2,798
137
2
321
3,256
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Primarily consists of personnel-related restructuring provisions of USD
90

million as of 31 December 2021 (31 December 2020:
USD
13

million) and provisions

for onerous contracts

of USD
47

million as of

31 December 2021 (31 December 2020: USD
49

million).

3 Mainly includes provisions

related to real

estate, employee benefits

and
operational risks.

Restructuring
provisions

primarily

relate

to
  personnel - related
provisions and onerous contracts. Personnel-related restructuring provisions

are

used

within

a

short

period

of

time

but

potential
changes in amount may be

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
The risk of

loss associated with

litigation, regulatory and

similar
matters

is

a

component

of

operational

risk

for

purposes

of
determining

capital

requirements.

Information

concerning

our
capital requirements

and the

calculation of

operational risk

for this
purpose

is

included

in

the

“Capital,

liquidity

and

funding,

and
balance sheet” section of this report.

Provisions for litigation, regulatory and similar matters

by business division and in Group Functions
1
USD million
Global
Wealth

Manage-
ment
Personal &
Corporate
Banking

Asset

Manage-
ment
Investment

Bank
Group
Functions Total 2021
Balance at the beginning of the year
861
115
0
227
932
2,135
Increase in provisions recognized in the income statement
754
84
9
107
32
986
Release of provisions recognized in the income statement
(60)
(11)
0
(4)
0
(74)
Provisions used in conformity with designated purpose
(175)
(1)
(1)
(10)
(2)
(189)
Foreign currency translation / unwind of discount
(42)
(6)
0
(11)
0
(59)
Balance at the end of the year
1,338
181
8
310
962
2,798
1 Provisions, if any,

for the matters described

in items 3 and

4 of this Note are

recorded in Global Wealth

Management, and provisions,

if any, for

the matters described in

item 2 are recorded in

Group Functions.
Provisions, if any, for the matters described in items 1 and 6 of this Note are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in item
5 are allocated between the Investment Bank and Group Functions.

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
Since

2013,

UBS

(France)

S.A.,

UBS

AG

and

certain

former
employees

have

been

under

investigation

in

France

for

alleged
complicity

in

unlawful

solicitation

of

clients

on

French

territory,
regarding

the laundering

of proceeds

of tax

fraud, and

banking
and financial solicitation

by unauthorized persons.

In connection
with this

investigation, the investigating

judges ordered

UBS AG
to provide

bail (“
caution
”) of

EUR
1.1

billion and

UBS (France)

S.A.
to post

bail of

EUR
40

million, which

was reduced

on appeal

to
EUR
10

million.
On

20 February

2019,

the

court

of

first

instance

returned

a
verdict finding UBS AG guilty of unlawful

solicitation of clients on
French territory and aggravated laundering of

the proceeds of tax
fraud,

and

UBS

(France)

S.A.

guilty

of

aiding

and

abetting
unlawful solicitation and of laundering the proceeds of tax fraud.
The court

imposed fines aggregating

EUR
3.7

billion on

UBS AG
and

UBS

(France)

S.A.

and

awarded

EUR
800

million

of

civil
damages to the French

state. A trial

in the French Court

of Appeal
took place in

March 2021.

On 13 December

2021, the

Court of
Appeal

found

UBS

AG

guilty

of

unlawful

solicitation

and
aggravated

laundering

of

the

proceeds

of

tax

fraud.

The

court
ordered

a

fine

of

EUR
3.75

million,

the

confiscation

of
EUR
1

billion, and

awarded civil

damages to

the French

state of
EUR
800

million. The

court also

found UBS

(France) SA

guilty of
the aiding and abetting of

unlawful solicitation and ordered it

to
pay a fine of EUR
1.875

million. UBS AG has filed an appeal with
the

French

Supreme

Court

to

preserve

its

rights.

The

appeal
enables UBS AG

to thoroughly assess the

verdict of the

Court of
Appeal

and

to

determine

next

steps

in

the

best

interest

of

its
stakeholders. The fine

and confiscation imposed

by the Court

of
Appeal are

suspended during the

appeal. The civil

damages award
has been

paid to

the French

state (EUR
99

million of

which was
deducted from the bail), subject to the result of UBS’s appeal.
Our balance

sheet at

31 December 2021

reflected provisions
with

respect

to

this

matter

in

an

amount

of

EUR
1.1

billion
(USD
1.252

billion

at

31

December

2021).

The

wide

range

of
possible

outcomes

in

this

case

contributes

to

a

high

degree

of
estimation uncertainty and

the provision reflects

our best estimate
of

possible

financial

implications,

although

actual

penalties and
civil

damages

could

exceed

(or

may

be

less

than)

the

provision
amount.
In 2016,

UBS was

notified by

the Belgian

investigating judge
that it

was under

formal investigation

(“
inculpé
”) regarding

the
allegations of

laundering of

proceeds of

tax fraud,

banking and
financial

solicitation

by

unauthorized

persons,

and

serious

tax
fraud.

In

November

2021,

the

Council

Chamber

approved

a
settlement with the Brussels

Prosecution Office for EUR
49

million
without

recognition

of

guilt

with

regard

to

the

allegations

of
banking

and

financial

solicitation

by

unauthorized

persons

and
serious tax fraud. The allegation of laundering of proceeds of tax fraud was dismissed.
Our balance

sheet at

31 December

2021 reflected

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

31 December 2021 reflected a

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

closed-end funds

(funds) that

are sole-managed and
co-managed

by

UBS

Trust

Company

of

Puerto

Rico

and
distributed by UBS

Financial Services Incorporated of

Puerto Rico
(UBS PR)

led to

multiple regulatory

inquiries, which

in 2014

and
2015, led to settlements

with the Office

of the Commissioner of
Financial Institutions

for the

Commonwealth of

Puerto Rico,

the
US Securities

and Exchange

Commission (SEC)

and the

Financial
Industry Regulatory Authority.

Since then,

UBS clients

in Puerto

Rico who

own the

funds or
Puerto Rico municipal bonds and/or

who used their UBS account
assets

as

collateral

for

UBS

non-purpose

loans

filed

customer
complaints and arbitration demands seeking aggregate

damages
of USD
3.4

billion, of

which USD
3.1

billion have

been resolved
through

settlements,

arbitration

or

withdrawal

of
  claims .
Allegations include

fraud, misrepresentation

and unsuitability

of
the funds and of the loans.
A

shareholder

derivative

action

was

filed

in

2014

against
various UBS

entities and

current and

certain former

directors of
the funds, alleging hundreds

of millions of US

dollars in losses in
the funds. In

2021, the

parties reached an

agreement to settle

this
matter for USD
15

million, subject to court approval.

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
to

join

the

action

as

a

plaintiff.

In

2017,

the

court

denied
defendants’ motion to

dismiss the complaint.

In 2020, the

court
denied plaintiffs’ motion for summary judgment.
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
municipal bonds

in three

separate cases.

The actions

collectively
seek

recovery

of

an

aggregate

of

USD
955

million

in

damages
from

the

defendants.

The

plaintiffs

in

these

cases

claim

that
defendants failed to

reasonably investigate financial

statements in
the

offering

materials

for

the

insured

Puerto

Rico

bonds

issued
between 2002 and 2007, which plaintiffs argue they relied

upon
in agreeing to insure the

bonds notwithstanding that they had

no
contractual

relationship

with

the

underwriters.

Defendants’
motions

to

dismiss

were

granted

in

two

of

the

cases;

those
decisions are

being appealed

by the

plaintiffs. In

the third

case,
defendants’

motion

to

dismiss

was

denied,

but

on

appeal

that
ruling was reversed and the motion to dismiss was granted.

Note 18

Provisions and contingent liabilities (continued)
Our balance

sheet at

31 December 2021

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

Swiss,

US

and

United

Kingdom

regulators

and
the

European

Commission.

UBS

was

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
LIBOR

and

other

benchmark
-
related

regulatory
matters:

Numerous

government

agencies

conducted

investigations
regarding potential improper attempts by UBS,

among others, to
manipulate

LIBOR

and

other

benchmark

rates

at

certain

times.
UBS

reached

settlements

or

otherwise

concluded

investigations
relating

to

benchmark

interest

rates

with

the

investigating
authorities. UBS

was granted

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
In 2013 and
2015,

the

district

court

in

the

USD LIBOR

actions

dismissed,

in
whole

or

in

part,

certain

plaintiffs’

antitrust

claims,

federal
racketeering

claims, CEA

claims, and

state common

law claims,
and

again

dismissed

the

antitrust

claims

in

2016

following

an
appeal. In

December 2021,

the Second

Circuit affirmed

the district
court’s dismissal in part and

reversed in part and

remanded to the
district court for further proceedings. The Second

Circuit, among
other things,

held that

there was

personal jurisdiction

over UBS
and other

foreign defendants

based on

allegations that

at least
one alleged

co-conspirator undertook an

overt act in

the United
States. Separately, in

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

cards. Defendants

moved

to

dismiss
the complaint in September 2021.

Consolidated financial statements | UBS AG consolidated financial statements

Note 18

Provisions and contingent liabilities (continued)
Other benchmark class actions in the US:

Yen

LIBOR / Euroyen TIBOR –
In 2014, 2015 and 2017, the court
in

one

of

the

Yen

LIBOR

/

Euroyen

TIBOR

lawsuits

dismissed
certain

of

the

plaintiffs’

claims,

including

the

plaintiffs’

federal
antitrust

and

racketeering

claims.

In

August

2020,

the

court
granted defendants’

motion for

judgment on

the pleadings

and
dismissed the lone remaining claim in the action as impermissibly extraterritorial.

Plaintiffs

have

appealed.

In

2017,

the

court
dismissed

the

other

Yen

LIBOR

/

Euroyen

TIBOR

action

in

its
entirety

on

standing

grounds.

In

April

2020,

the

appeals

court
reversed the dismissal and in August 2020 plaintiffs

in that action
filed

an

amended

complaint

focused

on

Yen

LIBOR.

The

court
granted in part and denied in part defendants’ motion to dismiss the amended complaint in

September 2021 and plaintiffs and

the
remaining defendants have moved for reconsideration.

CHF LIBOR

– In

2017, the

court dismissed the

CHF LIBOR action
on standing grounds and failure

to state a claim. Plaintiffs

filed an
amended complaint, and the court granted a renewed motion to dismiss

in

September

2019.

Plaintiffs

appealed.

In

September
2021,

the

Second

Circuit

granted

the

parties’

joint

motion

to
vacate the dismissal and

remand the case for

further proceedings.

EURIBOR

– In 2017,

the court in

the EURIBOR lawsuit

dismissed
the case as

to UBS and

certain other foreign defendants

for lack
of personal jurisdiction. Plaintiffs have appealed.

SIBOR / SOR

– In October

2018, the court

in the SIBOR

/ SOR
action

dismissed

all

but

one

of

plaintiffs’

claims

against

UBS.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a
renewed

motion

to

dismiss

in

July

2019.

Plaintiffs

appealed.

In
March 2021,

the Second

Circuit reversed

the dismissal.

Plaintiffs
filed an amended

complaint in October

2021, which defendants
have moved to dismiss.

BBSW

–

In

November

2018,

the

court

dismissed

the

BBSW
lawsuit as to UBS and certain other

foreign defendants for lack of
personal jurisdiction. Plaintiffs

filed an

amended complaint in

April
2019,

which

UBS

and

other

defendants

moved

to

dismiss.

In
February

2020,

the

court

granted

in

part

and

denied

in

part
defendants’

motions

to

dismiss

the

amended

complaint.

In
August 2020,

UBS and

other BBSW

defendants joined

a motion
for

judgment

on

the pleadings,

which

the

court denied

in May
2021.

GBP

LIBOR

–

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

enrichment
.
Defendants’ motions

to

dismiss the

consolidated complaint was
granted

in

March

2021.

Plaintiffs filed

an

amended

complaint,
which

defendants moved

to

dismiss in

June

2021.

Similar

class
actions have

been filed

concerning European government bonds
and other government

bonds.
In

May

2021,

the

European

Commission

issued

a

decision
finding that

UBS

and

six other

banks breached

European Union
antitrust

rules

in

2007–2011

relating

to

European

government
bonds. The European

Commission

fined UBS EUR
172

million. UBS
is appealing

the amount

of the fine.
With

respect

to

additional

matters

and

jurisdictions

not
encompassed

by

the

settlements

and

orders

referred

to

above,
our balance

sheet at

31 December 2021

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

continues

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

31 December 2021 reflected a

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

Note 19

Other liabilities

a) Other financial liabilities measured at amortized cost
USD million 31.12.21 31.12.20
Other accrued expenses
1,642
1,508
Accrued interest expenses
1,134
1,382
Settlement and clearing accounts
1,282
1,181
Lease liabilities
3,438
3,821
Other
2,269
2,530
Total other financial liabilities measured at amortized cost
9,765
10,421

b) Other financial liabilities designated at fair value
USD million 31.12.21 31.12.20
Financial liabilities related to unit-linked investment contracts
21,466
20,975
Securities financing transactions
6,377
7,317
Over-the-counter debt instruments
2,128
2,060
Funding from UBS Group AG

2,340
1,375
Other
103
46
Total other financial liabilities designated at fair value
32,414
31,773
of which: life-to-date own credit (gain) / loss
172
148

c) Other non-financial liabilities

USD million 31.12.21 31.12.20
Compensation-related liabilities
4,795
4,776
of which: financial advisor compensation plans
1,512
1,497
of which: other compensation plans
2,140
2,034
of which: net defined benefit liability
617
711
of which: other compensation-related liabilities
1
526
534
Deferred tax liabilities
297
558
Current tax liabilities
1,365
943
VAT and other tax payables
524
470
Deferred income
225
212
Liabilities of disposal groups held for sale
2
1,298
Other
68
61
Total other non-financial liabilities

8,572
7,018
1 Includes liabilities for payroll taxes and untaken vacation.

2 Refer to Note 30 for more information.

Consolidated financial statements | UBS AG consolidated financial statements

Additional information
Note 20

Expected credit loss measurement

a) Expected credit losses in the period
Total

net

credit

loss

releases

were

USD
148

million

in

2021,
reflecting

net

credit

loss

releases

of

USD
123

million

related

to
stage 1 and 2

positions and USD
25

million net credit loss

releases
related to credit-impaired (stage 3) positions.
Stage 1

and

2

net

credit

loss

releases

of

USD
123

million
included

a

USD
68

million

partial

net

release

of

a

post-model
adjustment,

due

to

the

continued

positive

trend

in
macroeconomic

scenario

input

data

during

the

year,

a

USD
45
million

net

release

from

a

number

of

model

and

methodology
changes

and
a residual USD
10

million

net

release
from
remeasurements

within

the

loan

book,

derecognized
transactions, partially offset by expenses from new transactions
.

›
Refer to Note 20b

for more information regarding changes to
ECL model, scenarios,

scenario weights and the post-model
adjustment and to Note 20c for more information

regarding the
development of ECL allowances and

provisions

Stage 3 net releases of USD
25

million were recognized across
a number of defaulted

positions with a USD
24

million net release
in Personal & Corporate Banking.

Credit loss (expense) / release
USD million
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the year ended 31.12.21
Stages 1 and 2
28
62
0
34
0
123
Stage 3
1
24
(1)
0
0
25
Total credit loss (expense) / release
29
86
(1)
34
0
148
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
Refer to

Note 1a

for information

about the

principles governing
expected credit loss

(ECL) models, scenarios,

scenario weights and
key inputs applied.

Governance
Comprehensive

cross-functional and

cross-divisional

governance
processes

are

in

place

and

are

used

to

discuss

and

approve
scenario

updates

and

weights,

to

assess

whether

significant
increases in credit risk resulted in stage transfers, to

review model
outputs

and

to

reach

conclusions

regarding

post-model
adjustments.

Model changes
During 2021, the model review

and enhancement process led to
adjustments of

the probability

of default

(PD), loss

given default
(LGD)

and

credit

conversion

factor

(CCF)

models,

resulting

in

a
USD
45

million decrease

in ECL

allowances. An

amount of

USD
25

million related

to the
Large corporate

clients

segment in

the
Investment

Bank. The

remainder

related

to

various segments

in
Personal & Corporate Banking and Global Wealth Management.
Scenario and key input updates
During

2021,

the

scenarios

and

related

macroeconomic

factors
were updated

from those

that were

applied at

the end

of 2020
by

taking

into

account

the

prevailing

economic

and

political
conditions

and

uncertainty.

As

the

economic

development

was
more

positive

than

anticipated

following

the

COVID-19-related
downturn,
the

forward
-
looking

scenarios

benefited

from

an
improved forecast starting level.

The projections of

the baseline scenario,

which are aligned

to
the

economic

and

market

assumptions

used

for

UBS
  AG ’s
business planning purposes,

are broadly in

line with external

data,
such as

from Bloomberg

Consensus, Oxford

Economics and

the
International

Monetary

Fund

World

Economic

Outlook.

The
economic

performance

during

2021

in

relevant

markets,
especially in the

US and in

Switzerland, highlighted an

accelerated
improvement

after

the

COVID-19-related

shocks.

The

scenario
assumes continued growth in 2022 in

all key markets, albeit at a
slower rate than

seen in 2021,

and unemployment rates

are not
expected to fall noticeably below the current levels. Interest rates are expected to

remain low in

line with the

central bank policies
pursued in the Eurozone and Switzerland, and any potential rises in the US would be

limited in the foreseeable

future. House prices
are

expected

to

reflect

the

momentum

and

continue

to

rise,
especially in Switzerland and, to a lesser degree, in the US.

The

narrative

of

the

hypothetical

severe

downside

scenario,
which

is the

Group’s binding

stress

scenario, has

been adapted
and assumes that, while

the immediate risks

from COVID-19 have
decreased,

the

associated

disruptions

and

the

consequences

of
the

unprecedented

monetary

and

fiscal

stimulus

measures

will
remain

critical.

Concerns

regarding

the

sustainability

of

public
debt, following the

marked deterioration of

fiscal positions, lead
to

a

loss

of

confidence

and

market

turbulence,

while
protectionism results

in a

fall in

global trade.

Governments and
central banks have limited

scope to support the economies.

As a
consequence,

the

Eurozone

and

China

suffer

a

hard

landing,
under

this

scenario

which

severely

affects

the

Swiss

export-
oriented

economy,

and

the

US

economy

contracts

as

global
demand

is

significantly

affected.

Given

the

severity

of

the
macroeconomic

impact,

unemployment

rates

rise

to

historical
highs and real estate sectors contract sharply.
With effect

from the

second quarter,

the hypothetical

upside
and mild downside scenarios, which

were viewed as less

plausible
as

of

31

December

2020 and

had

a

probability

weight

of

zero
attached,

were

redesigned

and

reintroduced

in

the

ECL
calculation.

These

two

scenarios

have

become

more

relevant
following

this

update,

as

they

better

reflect

a

more

positive
outlook

with

regard

to

COVID-19

and

market

expectations
regarding a potential change in

central bank policies, respectively.

The

upside

scenario

is

based

on

positive

developments
following

COVID-19 and

strong economic

activity

supported by
pent-up demand in certain

sectors, as well

as the expectation

that
interest rates

will remain

relatively low

in the

near future.

Asset
prices rise significantly, but

a view that currently

observed higher
inflation rates are temporary and spare economic

capacity would
mean that

consumer prices

remain moderate

in the

first year

of
the scenario.
The

mild

downside

scenario

focuses

on

the

implications

of
rising concerns regarding inflationary trends

following a recovery
from

COVID-19.

Higher-than-expected

inflation

data

triggers

a
steepening of

yield curves

across the

globe and

leads to

market
volatility.

Higher

interest

rates

lead

to

a

sell-off

in

assets

and

a
period

of

deleveraging

under

this

scenario.

With

inflation
remaining high, central

banks start hiking

their policy rates

after
a few

quarters, leading

to further

increases in

interest rates

and
impacting corporate

and private

debt sustainability.

A recessionary
period is the consequence.
The table

on the

following page

details the

key assumptions
for the four scenarios applied as of 31 December 2021.

Consolidated financial statements | UBS AG consolidated financial statements

Note 20

Expected credit loss measurement (continued)
Scenario weights and post-model adjustments
With the weighting of

four scenarios above 0%

and considering
the generally

more positive

outlook regarding

an abating

effect
on

the

world

economy

from

the

COVID-19

pandemic,

the
distribution of

weights shifted

during 2021.

As of

31 December
2021, 5 percentage points of the weight of the baseline scenario and 10 percentage

points of

the severe

downside scenario were
redistributed to the upside

scenario (5%) and the mild downside
scenario (10%), as shown in the table below.
Although the scenarios and

weight allocation were

established
in

line

with

the

general

market

sentiment

that

COVID-19

has
passed its peak

and a gradual return

to normal is the

most likely
path,

significant

uncertainties

still

remain.

Models,

which

are
based

on

supportable

statistical

information

from

past
experiences

regarding

interdependencies

of

macroeconomic
factors

and

their

implications

for

credit

risk

portfolios,

cannot
comprehensively reflect extraordinary events, such as a pandemic or a fundamental change in the world political order. Especially in
these

uncertain

times,

it

is

in

the

realm

of

possibilities

that

the
generally accepted view that the effects of COVID-19 are abating may prove to be disappointed by

the emergence of new variants
of

the

virus,

which

may

be

more

harmful

and

may

undermine
current

vaccination

efforts.

Political

events

involving

tensions
between

major

global

forces

may

introduce

unforeseen
challenges, such

as disruptions

in the

global supply

chain and

a
distortion of energy markets. Such events could affect economies severely and change

the baseline assumptions

significantly. Rather
than

creating multiple

additional

scenarios

to

gauge these

risks
and applying model

parameters that lack

supportable information
and

cannot

be

robustly

validated,

management

continued

to
apply

significant

post
-
model

adjustments.
These   adjustments
were

benchmarked

against

coverage

ratio

levels

as

of

30 June
2021 ,
when

a

partial
net

release

of

USD

91

million

was
recognized, corresponding to one third of

the accumulated effect
of

scenario

improvements,

following

comprehensive

expert
assessment and judgment, and

were also deemed appropriate

for
year-end 2021 reporting. The post-model adjustments relating to
COVID-19 amounted to

USD
224

million as of

31 December 2021
(2020: USD
117

million in addition to

overlays of USD
16

million
for

other

aspects,

where

model

results

were

deemed

to

be
uncertain).

ECL scenario Assigned weights in %
31.12.21 31.12.20
Upside
5.0
0.0
Baseline
55.0
60.0
Mild downside
10.0
0.0
Severe downside
30.0
40.0

Scenario assumptions
One year

Three years cumulative

31.12.21 Upside Baseline
Mild
downside
Severe
downside Upside Baseline
Mild
downside
Severe
downside
Real GDP growth (% change)
United States
9.1
4.4
(0.1)
(5.9)
17.8
10.1
1.8
(3.8)
Eurozone
9.4
3.9
(0.1)
(8.7)
17.3
7.5
0.9
(10.3)
Switzerland
5.5
2.4
(0.9)
(6.6)
13.1
5.8
(0.1)
(5.7)
Consumer price index (% change)
United States
3.1
2.2
5.7
(1.2)
9.5
6.3
13.0
0.4
Eurozone
2.3
1.4
4.2
(1.3)
8.0
4.8
10.4
(1.7)
Switzerland
1.8
0.3
3.5
(1.8)
6.1
1.7
9.0
(1.6)
Unemployment rate (end-of-period level, %)
United States
3.0
3.9
6.1
10.9
3.0
3.5
7.2
10.8
Eurozone
6.2
7.4
8.7
12.9
6.0
7.2
9.1
15.1
Switzerland
2.3
2.5
3.4
5.2
1.6
2.3
4.2
5.9
Fixed income: 10-year government bonds (change in yields, basis points)
USD
50.0
16.5
259.2
(50.0)
170.0
41.2
329.2
(15.0)
EUR
40.0
11.1
283.8
(35.0)
140.0
34.9
349.3
(25.0)
CHF
50.0
12.1
245.5
(70.0)
150.0
34.4
307.3
(35.0)
Equity indices (% change)
S&P 500
12.0
14.1
(27.0)
(50.2)
35.5
24.7
(21.8)
(40.1)
EuroStoxx 50
16.0
12.3
(23.4)
(57.6)
41.6
20.7
(19.9)
(50.4)
SPI
14.0
12.1
(22.9)
(53.6)
37.9
19.1
(19.6)
(44.2)
Swiss real estate (% change)
Single-Family Homes

5.1
4.4
(4.3)
(17.0)
15.5
7.4
(8.8)
(30.0)
Other real estate (% change)
United States (S&P / Case-Shiller)
10.0
3.5
(2.3)
(9.5)
21.7
7.1
(8.7)
(26.3)
Eurozone (House Price Index)
8.4
5.1
(4.0)
(5.4)
17.8
9.6
(7.6)
(10.8)

Note 20

Expected credit loss measurement (continued)
Scenario assumptions
One year

Three years cumulative

31.12.20 Baseline Severe downside Baseline Severe downside
Real GDP growth (% change)
United States
2.7
(5.9)
9.1
(3.8)
Eurozone
2.5
(8.7)
9.9
(10.3)
Switzerland
3.3
(6.6)
9.0
(5.7)
Consumer price index (% change)
United States
1.7
(1.2)
5.5
0.4
Eurozone
1.4
(1.3)
3.9
(1.7)
Switzerland
0.3
(1.8)
0.9
(1.6)
Unemployment rate (end-of-period level, %)
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

and PD

increases to
100% (or vice versa);
–

changes in models or updates to model parameters;
–

write-off; and
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
USD million Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2020
(1,468)
(306)
(333)
(829)
Net movement from new and derecognized transactions
1
(59)
(72)
13
0
of which: Private clients with mortgages
(7)
(10)
3
0
of which: Real estate financing
(7)
(11)
4
0
of which: Large corporate clients
(13)
(21)
7
0
of which: SME clients
(8)
(8)
0
0
of which: Other
(24)
(23)
(2)
0

of which: Financial intermediaries and hedge funds
(21)
(18)
(4)
0

of which: Loans to financial advisors
0
(1)
1
0
Remeasurements with stage transfers
2
(40)
8
0
(49)
of which: Private clients with mortgages
(9)
4
(13)
0
of which: Real estate financing
(3)
1
(4)
0
of which: Large corporate clients
2
(2)
12
(8)
of which: SME clients
(27)
5
4
(36)
of which: Other
(3)
0
2
(4)

of which: Financial intermediaries and hedge funds
2
(1)
3
0

of which: Loans to financial advisors
0
1
(1)
0
Remeasurements without stage transfers
3
203
55
74
74
of which: Private clients with mortgages
33
8
26
(1)
of which: Real estate financing
30
13
13
3
of which: Large corporate clients
44
5
21
17
of which: SME clients
53
(1)
1
53
of which: Other
44
29
14
2

of which: Financial intermediaries and hedge funds
27
15
12
0

of which: Loans to financial advisors
6
8
1
(3)
Model changes
4
45
29
16
0
Movements with profit or loss impact
5
148
19
104
25
Movements without profit or loss impact (write-off, FX and other)
6
154
5
9
141
Balance as of 31 December 2021
(1,165)
(282)
(220)
(662)
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

in forward

-looking macroeconomic

conditions,

changes in

the exposure

profile,

PD and

LGD changes,

and unwinding

of the

time value.

4 Represents the change in the allowances and provisions related to changes in models and methodologies.

5 Includes ECL movements from new and derecognized transactions, remeasurement changes, model and methodology changes.

6 Represents the

decrease in

allowances and

provisions resulting

from write-offs

of the ECL

allowance against

the gross carrying

amount when all

or part of

a financial asset

is deemed
uncollectible or forgiven and movements in foreign exchange rates.

In

2021,

ECL

allowances

and

provisions

decreased

by

USD
148
million from net credit loss releases impacting profit or loss:
–

a

USD
59

million

net

increase

from

new

and

derecognized
transactions

that

resulted

from

a

USD
72

million

stage 1
increase

primarily

in

the

corporate

lending

and

real

estate
lending portfolio,

offset by

a USD
13

million net release

from
stage 2

positions,

driven

by

positions

that

were

terminated
before their contractual maturity;

–

a USD
163

million net decrease from book quality movements
that

resulted

from

a

USD
203

million

net

decrease

from
remeasurements

without

stage transfers,

with

approximately
half of

that related to

corporate lending –

another significant
portion related to

real estate related

lending, primarily due

to
the partial release of a

post-model adjustment, partially offset
by USD
40

million from transactions moving

from stages 1 and
2

into

stages 2

and

3,

respectively,

primarily

related

to

SME
clients;

and
–

a USD
45

million net decrease that resulted from a number

of
model changes.

An amount

of USD
25

million related

to the
Large corporate

clients

segment in

the Investment

Bank. The
remainder related to various

segments in Personal &

Corporate
Banking and Global Wealth Management.

In

addition

to

the

movements

im
pacting

profit

or

loss,
allowances decreased by USD
154

million as a result

of USD
137
million

of write

offs and

USD
18

million from

foreign exchange
and other movements, both of which

did not impact the income
statement.

Note 20

Expected credit loss measurement (continued)

Development of ECL allowances and

provisions
USD million Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2019
(1,029)
(181)
(160)
(688)
Net movement from new and derecognized transactions
1
(28)
(90)
17
46
of which: Private clients with mortgages
(2)
(3)
2
0
of which: Real estate financing
(3)
(5)
2
0
of which: Large corporate clients
(32)
(29)
(4)
0
of which: SME clients
(16)
(14)
(3)
0
of which: Other
26
(39)
20
46

of which: Securities financing transactions REIT
32
(1)
15
17

of which: Loans to financial advisors
9
(1)
9
0

of which: Lombard loans
23
(6)
0
29

of which Financial intermediaries

(20)
(15)
(5)
0
Remeasurements with stage transfers
2
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

of which Commodity trade finance
(59)
0
0
(59)
Remeasurements without stage transfers
3
(271)
(88)
(47)
(136)
of which: Private clients with mortgages
(34)
(19)
(8)
(7)
of which: Real estate financing
(14)
(4)
(11)
1
of which: Large corporate clients
(149)
(53)
(17)
(79)
of which: SME clients
(13)
0
(7)
(6)
of which: Other
(60)
(11)
(4)
(44)

of which: Loans to financial advisors
(18)
(12)
(3)
(3)

of which: Lombard loans
(3)
6
0
(9)

of which: Credit cards
(12)
0
0
(12)
Model changes
4
32
21
11
0
Movements with profit or loss impact
5
(694)
(112)
(154)
(429)
Movements without profit or loss impact (write-off, FX and other)
6
254
(14)
(19)
287
Balance as of 31 December 2020
(1,468)
(306)
(333)
(829)
1 Represents the

increase and decrease

in allowances

and provisions resulting

from financial

instruments (including guarantees

and facilities) that

were newly originated,

purchased or renewed

and from the

final
derecognition of loans or facilities on

their maturity date or earlier.

2 Represents the remeasurement between 12-month and lifetime

ECL due to stage transfers.

3 Represents the change in allowances and provisions
related to

changes in

model inputs

or assumptions,

including changes

in forward

-looking macroeconomic

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

As explained in Note

1a, the assessment of

a significant increase
in

credit

risk

(
SICR )
considers

a

number

of

qualitative

and
quantitative

factors

to

determine

whether

a

stage

transfer
between

stage 1

and

stage 2

is

required,

although

the

primary
assessment considers changes in PD based

on rating analyses and
economic outlook. Additionally, UBS

AG takes into consideration
counterparties that

have moved

to a

credit watch

list and

those
with payments that are at least 30 days past due.

ECL stage 2 ("significant deterioration

in credit risk”) allowances / provisions as of 31 December

2021 – classification by trigger
USD million Stage 2
of which:
PD layer
of which:
watch list
of which:
≥30 days

past due
On-and off-balance sheet

(220)
(158)
(22)
(39)
of which: Private clients with mortgages
(71)
(54)
0
(17)
of which: Real estate financing
(43)
(38)
0
(4)
of which: Large corporate clients
(55)
(40)
(15)
0
of which: SME clients
(30)
(19)
(7)
(4)
of which: Financial intermediaries and hedge funds
(6)
(6)
0
0
of which: Loans to financial advisors
(3)
0
0
(3)
of which: Credit cards
(11)
0
0
(11)
of which: Other
(1)
(1)
0
0

Consolidated financial statements | UBS AG consolidated financial statements

Note 20

Expected credit loss measurement (continued)

d) Maximum exposure to credit risk
The tables below provide

UBS AG’s maximum exposure

to credit
risk for financial instruments subject to ECL requirements and the
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

exposure to
credit risk for which

they serve as

security. The “Risk management
and control” section of this

report describes management’s view
of credit risk and

the related exposures,

which can differ

in certain
respects from the requirements of IFRS
.

Maximum exposure to credit risk

31.12.21
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD billion
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by securities
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

amortized cost on the balance sheet
Cash and balances at central banks
192.8

192.8
Loans and advances to banks
4
15.4
0.1

0.1
15.1
Receivables from securities financing transactions
75.0
0.0
68.0
6.9

0.0
Cash collateral receivables on derivative instruments
5,6
30.5

18.4

12.1
Loans and advances to customers
7
398.7
38.2
128.7
191.3
20.2

4.0
16.4
Other financial assets measured at amortized cost
26.2
0.2
0.1
0.0
1.3

24.7
Total financial assets measured at amortized cost
738.6
38.4
196.9
191.3
28.4
18.4
0.0
4.0
261.1
Financial assets measured at fair value

through other comprehensive income – debt
8.8

8.8
Total maximum exposure to credit risk

reflected on the balance sheet in scope of ECL
747.5
38.4
196.9
191.3
28.4
18.4
0.0
4.0
270.0
Guarantees
8
20.9
1.3
6.5
0.2
2.5

2.3
8.1
Loan commitments
8
39.4
0.5
4.0
2.4
7.3

0.3
1.7
23.1
Forward starting transactions, reverse repurchase
and securities borrowing agreements
1.4

1.4

0.0
Committed unconditionally revocable credit lines
42.3
0.3
9.0
6.2
3.9

0.5
22.5
Total maximum exposure to credit risk not

reflected on the balance sheet, in scope of ECL
104.1
2.2
20.9
8.7
13.7
0.0
0.3
4.5
53.7
31.12.20
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD billion
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by securities
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

amortized cost on the balance sheet
Cash and balances at central banks
158.2

158.2
Loans and advances to banks
4
15.3
0.1

15.2
Receivables from securities financing transactions
74.2
0.0
67.1

7.0

0.0
Cash collateral receivables on derivative instruments
5,6
32.7

21.1

11.6
Loans and advances to customers
7
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
Guarantees
8
17.0
0.7
5.0
0.2
1.7

2.5
7.0
Loan commitments
8
41.2
0.0
4.2
2.1
6.8

0.4
2.4
25.3
Forward starting transactions, reverse repurchase
and securities borrowing agreements
3.2

3.2

0.0
Committed unconditionally revocable credit lines
42.0
0.1
10.3
6.2
2.7

0.0
22.7
Total maximum exposure to credit risk not

reflected on the balance sheet, in scope of ECL
103.5
0.8
22.7
8.5
11.2
0.0
0.4
4.9
54.9
1 Of which: USD
1,443

million for 31 December 2021 (31 December 2020: USD
1,983

million) relates to total credit-impaired financial assets measured at amortized cost and USD
130

million for 31 December 2021
(31 December 2020: USD
154

million) to total off-balance sheet

financial instruments and credit lines

for credit-impaired positions.

2 Collateral arrangements generally

incorporate a range of

collateral, including
cash, securities, real

estate and other collateral.

UBS AG applies

a risk-based approach

that generally prioritizes

collateral according to

its liquidity profile.

3 Includes but is not

limited to life insurance

contracts,
inventory, mortgage loans, gold and other commodities.

4 Loans and advances to banks include amounts held with third-party banks on behalf of clients. The credit risk associated with these balances may be borne by those clients.

5 Included within Cash collateral

receivables on derivative instruments are

margin balances due from exchanges or

clearing houses. Some of

these margin balances reflect amounts transferred

on
behalf

of

clients

who

retain

the

associated

credit

risk.

6 The

amount

shown

in

the

“Netting”

column

represents

the

netting

potential

not

recognized

on

the

balance

sheet.

Refer

to

Note 22

for

more
information.

7 In 2021, the collateral allocation

was updated to reflect

additional cash collateral and

custody accounts that are also

available

as security for certain

on-balance sheet lending. This

resulted in an
increase in loans secured by cash, with an offsetting reduction in loans secured by real estate and loans secured by securities.

8 The amount shown in the “Guarantees” column includes sub-participations.

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
USD million 31.12.21
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks
191,015
1,802
0
0
0
0
192,817
0
192,817
of which: stage 1
191,015
1,802
0
0
0
0
192,817
0
192,817
Loans and advances to banks
407
12,552
1,123
795
490
1
15,368
(8)
15,360
of which: stage 1
407
12,552
1,098
795
488
0
15,340
(7)
15,333
of which: stage 2
0
0
24
0
2
0
27
(1)
26
of which: stage 3
0
0
0
0
0
1
1
0
1
Receivables from securities financing transactions

34,386
11,267
10,483
17,440
1,439
0
75,014
(2)
75,012
of which: stage 1
34,386
11,267
10,483
17,440
1,439
0
75,014
(2)
75,012
Cash collateral receivables on derivative instruments
7,466
13,476
5,878
3,647
47
0
30,514
0
30,514
of which: stage 1
7,466
13,476
5,878
3,647
47
0
30,514
0
30,514
Loans and advances to customers
5,295
232,663
67,620
70,394
21,423
2,148
399,543
(850)
398,693
of which: stage 1
5,295
231,583
65,083
63,298
16,362
0
381,622
(126)
381,496
of which: stage 2
0
1,080
2,536
7,096
5,061
0
15,773
(152)
15,620
of which: stage 3
0
0
0
0
0
2,148
2,148
(572)
1,577
Other financial assets measured at amortized cost
12,564
6,705
321
6,097
394
264
26,346
(109)
26,236
of which: stage 1
12,564
6,696
307
5,887
317
0
25,772
(27)
25,746
of which: stage 2
0
10
13
209
77
0
309
(7)
302
of which: stage 3
0
0
0
0
0
264
264
(76)
189
Total financial assets measured at amortized cost
251,133
278,465
85,424
98,372
23,793
2,414
739,601
(969)
738,632
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments
3,996
4,771
0
77
0
0
8,844
0
8,844
Total on-balance sheet financial instruments
255,130
283,236
85,424
98,449
23,793
2,414
748,445
(969)
747,477
Off-balance sheet positions subject to expected

credit loss by rating category
USD million 31.12.21
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off -
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet financial instruments
Guarantees

4,457
7,064
4,535
3,757
1,009
150
20,972
(41)
of which: stage 1
4,457
7,037
4,375
3,075
752
0
19,695
(18)
of which: stage 2
0
27
160
682
258
0
1,127
(8)
of which: stage 3
0
0
0
0
0
150
150
(15)
Irrevocable loan commitments
2,797
14,183
7,651
8,298
6,502
46
39,478
(114)
of which: stage 1
2,797
13,917
7,416
7,127
5,840
0
37,097
(72)
of which: stage 2
0
266
235
1,171
663
0
2,335
(42)
of which: stage 3
0
0
0
0
0
46
46
0
Forward starting reverse repurchase and securities borrowing agreements
0
0
55
1,389
0
0
1,444
0
Total off balance sheet financial instruments
7,254
21,247
12,241
13,444
7,512
196
61,894
(155)
Credit lines
Committed unconditionally revocable credit lines
2,636
16,811
8,627
10,130
4,107
63
42,373
(38)
of which: stage 1
2,636
16,467
8,304
8,724
3,671
0
39,802
(28)
of which: stage 2
0
344
323
1,406
436
0
2,508
(10)
of which: stage 3
0
0
0
0
0
63
63
0
Irrevocable committed prolongation of existing loans
17
2,438
1,422
1,084
602
48
5,611
(3)
of which: stage 1
17
2,438
1,422
1,082
568
0
5,527
(3)
of which: stage 2
0
0
0
1
34
0
36
0
of which: stage 3
0
0
0
0
0
48
48
0
Total credit lines
2,653
19,249
10,049
11,214
4,709
111
47,984
(41)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Consolidated financial statements | UBS AG consolidated financial statements

Note 20

Expected credit loss measurement (continued)
Financial assets subject to credit risk by rating

category
USD million 31.12.20
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
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
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
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
Total credit lines
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

looks

for

scenario
narratives

that reflect

the key risk

drivers of

a given credit

portfolio.
As forecasting models are complex, due to the combination

of
multiple

factors,

simple

what-if

analyses

involving

a

change

of
individual

parameters

do

not

necessarily

provide

realistic
information

on

the

exposure

of

segments

to

changes

in

the
macroeconomy. Portfolio

-specific analyses based on their key risk
factors would also not be meaningful, as potential compensatory effects

in

other

segments

would

be

ignored.

The

table

below
indicate s
some

sensitivities

to

ECL
s
if

a

key

macroeconomic
variable for the forecasting period is amended

across all scenarios
with all other factors remaining unchanged
.

Potential effect on stage 1 and stage 2

positions from changing key parameters as of

31 December 2021

USD million Baseline Upside Mild downside Severe downside
Weighted average

Change in key parameters
Fixed income: Government bonds (absolute change)
–0.50%
(1)
0
(29)
(9)
(4)
+0.50%
1
1
39
11
5
+1.00%
4
2
88
23
14
Unemployment rate (absolute change)
–1.00%
(2)
(2)
(30)
(48)
(13)
–0.50%
(1)
(1)
(17)
(27)
(7)
+0.50%
1
1
21
31
8
+1.00%
3
2
47
68
18
Real GDP growth (relative change)
–2.00%
4
2
8
17
10
–1.00%
2
1
4
8
5
+1.00%
(1)
0
(10)
(8)
(4)
+2.00%
(2)
0
(14)
(16)
(7)
House Price Index (relative change)
–5.00%
6
4
50
73
24
–2.50%
3
2
24
34
12
+2.50%
(2)
(1)
(26)
(31)
(11)
+5.00%
(4)
(3)
(46)
(31)
(13)
Equity (S&P500, EuroStoxx, SMI) (relative change)
–10.00%
2
2
5
6
5
–5.00%
1
0
2
3
2
+5.00%
(1)
0
(2)
(3)
(2)
+10.00%
(2)
0
(4)
(6)
(3)

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

stage 2 positions

would have been

USD
387

million
(31 December 2020: USD
442

million) instead of USD
503

million
(31
December

2020:
USD
639

million)

if

ECL

had

been
determined solely on

the baseline scenario.

The weighted average
ECL therefore amounts

to
130
% (31 December 2020:
145
%) of
the

baseline

value.

The

effects

of

weighting

each

of

the

four
scenarios 100% are shown in the table below.
Stage allocation and SICR
The

determination

of

what

constitutes

a
n
SICR

is

based

on
management judgment,

as explained

in Note

1a. Changing

the
SICR trigger

will have

a direct

effect on

ECLs, as

more or

fewer
positions would be subject to lifetime ECLs under any scenario.

The

relevance

of

the

SICR

trigger

on

overall

ECL

is
demonstrated in the table below with the indication that the ECL allowances and provisions

for stage 1

and stage 2

positions would
have been USD
1,060

million if all

non-impaired positions across
the portfolio had been

measured for lifetime ECLs

irrespective of
their actual SICR

status. This amount

compares to actual

stage 1
and

2

allowances

and

provisions

of

USD
503

million

as

of
31 December 2021.

Potential

effect on

stage 1

and stage

2 positions

from changing

scenario

weights

or moving

to an ECL

lifetime

calculation

as of 31

December

2021

Actual ECL
allowances and
provisions,
including staging
(as per Note 9)

Pro forma ECL allowances and provisions, including staging

and assuming application of 100% scenario weighting

Pro forma ECL
allowances and
provisions,
assuming all
positions being
subject to lifetime
ECL

Scenarios Weighted average 100% Baseline 100% Upside
100% Mild
downside
100% Severe
downside Weighted average
USD million, except where indicated
Segmentation
Private clients with mortgages
(95)
(53)
(52)
(119)
(207)
(277)
Real estate financing
(62)
(50)
(48)
(101)
(97)
(118)
Large corporate clients
(150)
(116)
(107)
(148)
(244)
(257)
SME clients
(65)
(56)
(55)
(71)
(91)
(117)
Other segments
(130)
(112)
(108)
(135)
(166)
(291)
Total
(503)
(387)
(370)
(574)
(806)
(1,060)
Maturity profile
The maturity profile is an important driver for changes

in ECL due
to transfers

to stage 2

and from

stage 2 to

stage 1. The

current
maturity profile of most lending books is relatively

short; hence a
movement

to

stage 2

may

have

a

moderate

effect

on

ECLs.

A
significant portion

of our

lending to

SMEs is

documented under
multi-purpose

credit agreements,

which allow

for various

forms
of utilization but are unconditionally

cancelable by UBS AG

at any
time. For drawings

under such agreements

with a fixed

maturity
the respective term is applied for ECL calculations,

or a maximum
of 12 months in stage 1. For unused credit lines and all

drawings
that

have

no

fixed

maturity

(e.g.,

current

accounts),

UBS

AG
generally

applies a

12-month maturity

from

the reporting

date,
given the

credit review

policies, which

require either

continuous
monitoring of

key indicators

and behavioral

patterns for

smaller
positions or an annual formal review for any other

limit. The ECLs
for

these

products

are

sensitive

to

shortening

or

extending

the
maturity assumption.

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

be reviewed

and approved

by key

stakeholders
from the risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value is with the business divisions.

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

the quality of third

-party pricing sources

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

prices or valuation techniques
1
31.12.21 31.12.20
USD million Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
113,722
15,012
2,299
131,033
107,526
15,630
2,337
125,492
of which:
Equity instruments
97,983
1,090
149
99,222
90,327
1,101
171
91,599
Government bills / bonds
7,135
1,351
10
8,496
9,028
2,207
10
11,245
Investment fund units
7,843
1,364
21
9,229
7,374
1,794
23
9,192
Corporate and municipal bonds
708
7,791
556
9,055
789
8,432
817
10,038
Loans
0
3,099
1,443
4,542
0
1,860
1,134
2,995
Asset-backed securities
53
317
120
489
8
236
181
425
Derivative financial instruments
522
116,482
1,140
118,145
795
157,069
1,754
159,618
of which:
Foreign exchange contracts
255
53,046
7
53,307
319
68,425
5
68,750
Interest rate contracts
0
32,747
494
33,241
0
50,353
537
50,890
Equity / index contracts
0
27,861
384
28,245
0
33,990
853
34,842
Credit derivative contracts
0
1,179
236
1,414
0
2,008
350
2,358
Commodity contracts
0
1,590
16
1,606
0
2,211
6
2,217
Brokerage receivables
0
21,839
0
21,839
0
24,659
0
24,659
Financial assets at fair value not held for trading
2
27,278
28,185
4,180
59,642
40,986
35,110
3,942
80,038
of which:
Financial assets for unit-linked investment contracts
21,110
187
6
21,303
20,628
101
2
20,731
Corporate and municipal bonds
123
13,937
306
14,366
290
16,957
372
17,619
Government bills / bonds
5,624
3,236
0
8,860
19,704
3,593
0
23,297
Loans
0
4,982
892
5,874
0
7,699
862
8,561
Securities financing transactions
0
5,704
100
5,804
0
6,629
122
6,751
Auction rate securities
0
0
1,585
1,585
0
0
1,527
1,527
Investment fund units
338
137
117
591
278
121
105
505
Equity instruments
83
2
681
765
86
0
544
631
Other
0
0
495
495
0
10
408
418
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income
2
2,704
6,140
0
8,844
1,144
7,114
0
8,258
of which:
Asset-backed securities
0
4,849
0
4,849
0
6,624
0
6,624
Government bills / bonds
2,658
27
0
2,686
1,103
47
0
1,150
Corporate and municipal bonds
45
1,265
0
1,310
40
444
0
485
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
5,258
0
0
5,258
6,264
0
0
6,264
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
3
0
0
26
26
0
1
245
246
Total assets measured at fair value
149,484
187,658
7,645
344,787
156,716
239,583
8,278
404,576

Note 21

Fair value measurement (continued)
Determination of fair values from quoted market

prices or valuation techniques (continued)
1
31.12.21 31.12.20
USD million Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
25,413
6,170
105
31,688
26,889
6,652
55
33,595
of which:
Equity instruments
18,328
513
83
18,924
22,519
425
40
22,985
Corporate and municipal bonds
30
4,219
17
4,266
31
4,048
9
4,089
Government bills / bonds
5,883
826
0
6,709
3,642
1,036
0
4,678
Investment fund units
1,172
555
6
1,733
696
1,127
5
1,828
Derivative financial instruments
509
118,558
2,242
121,309
746
156,884
3,471
161,102
of which:
Foreign exchange contracts
258
53,800
21
54,078
316
70,149
61
70,527
Interest rate contracts
0
28,398
278
28,675
0
43,389
527
43,916
Equity / index contracts
0
33,438
1,511
34,949
0
38,870
2,306
41,176
Credit derivative contracts
0
1,412
341
1,753
0
2,403
528
2,931
Commodity contracts
0
1,503
63
1,566
0
2,003
24
2,027
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
44,045
0
44,045
0
38,742
0
38,742
Debt issued designated at fair value
2
0
59,606
11,854
71,460
0
50,273
9,595
59,868
Other financial liabilities designated at fair value
2
0
29,258
3,156
32,414
0
29,682
2,091
31,773
of which:
Financial liabilities related to unit-linked investment contracts
0
21,466
0
21,466
0
20,975
0
20,975
Securities financing transactions
0
6,375
2
6,377
0
7,317
0
7,317
Over-the-counter debt instruments
0
1,334
794
2,128
0
1,363
697
2,060
Total liabilities measured at fair value
25,922
257,637
17,357
300,916
27,635
282,233
15,212
325,080
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 As of 31 December 2021, USD
16

billion (31 December 2020: USD
20

billion) of Financial assets at fair value not

held for trading, USD
8

billion (31 December 2020: USD
8

billion) of Financial assets measured at
fair value through other

comprehensive income, USD
33

billion (31 December 2020:

USD
15

billion) of Debt issued

designated at fair value

and USD
3

billion (31 December 2020:

USD
3

billion) of Other financial
liabilities designated at fair value are expected to be recovered or settled after 12 months.

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

industry-
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

closed-
form analytical

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

Residential

mortgage
-
backed

securities
, commercial mortgage -
backed

securities

and

other

ABS

are
generally classified as Level 2. However,

if significant inputs are unobservable,

or if market or fundamental
data is not available, they are classified as Level

3.
Auction rate
securities (ARS)
Valuation –

ARS

are

valued

utilizing

a

discounted

cash

flow

methodology.

The

model

captures

interest

rate

risk
emanating from the note coupon, credit risk attributable to the underlying closed-end fund investments,
liquidity risk as a function of the level of trading volume in these positions, and extension risk, as ARS are perpetual instruments that require an assumption

regarding their maturity or issuer redemption

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

a discount curve based

on funding
rates

derived

from

overnight

interest

in

the

cheapest

eligible
currency for the respective counterparty collateral agreement.
Uncollateralized

and

partially

collateralized

derivatives

are
discounted

using

the

alternative

reference

rate

(the

ARR)

(or
equivalent) curve for the currency

of the instrument. As described
in

Note
2 1 d ,
the

fair

value

of

uncollateralized

and

partially
collateralized

derivatives

is

then

adjusted

by

credit

valuation
adjustments

(
CVA s) ,
debit

valuation

adjustments

(
DVA s)   and
funding valuation adjustments (FVAs), as

applicable, to reflect an
estimation

of

the

effect

of

counterparty

credit

risk,

UBS’s

own
credit risk, and funding costs and benefits.
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

exceed standard market-
observable quotes.
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

Note 21

Fair value measurement (continued)
Derivative product Valuation and classification in the fair value hierarchy
Foreign exchange
contracts
Valuation –

Open spot foreign exchange (FX)

contracts are valued using the FX spot rate

observed in the market.
–

Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources.
–

Over-the-counter (OTC)

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

Consolidated financial statements | UBS AG consolidated financial statements

Note 21

Fair value measurement (continued)
d) Valuation adjustments and other items
The output of a valuation technique is always an estimate of a fair value that cannot be

measured with complete certainty. As a
result, valuations are adjusted, where appropriate and when such factors would be considered by market participants in estimating fair value, to reflect

close-out costs, credit exposure,

model-driven
valuation

uncertainty,

funding

costs

and

benefits,

trading
restrictions and other factors.

The table below summarizes the

valuation adjustment reserves
recognized on the balance sheet. Details about each category are provided further below.

Valuation adjustment reserves on the balance sheet
As of
Life-to-date gain / (loss), USD million 31.12.21 31.12.20 31.12.19
Deferred day-1 profit or loss reserves
418
269
146
Own credit adjustments on financial liabilities designated at fair value
(315)
(381)
(88)
CVAs, FVAs,

DVAs and other valuation adjustments
(1,004)
(959)
(706)

Deferred day-1 profit or loss reserves
For

new

transactions

where

the

valuation

technique

used

to
measure fair

value requires

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
s
observable

or

when

the
transaction is closed out.
The

table

below

summarizes

the

changes

in

deferred

day-1
profit or loss reserves during the respective period.

Deferred day-1 profit or loss reserves
USD million 2021 2020 2019
Reserve balance at the beginning of the year
269
146
255
Profit / (loss) deferred on new transactions
459
362
171
(Profit) / loss recognized in the income statement
(308)
(238)
(278)
Foreign currency translation
(2)
0
(2)
Reserve balance at the end of the year
418
269
146

Own credit

Own

credit

risk

is

reflected

in

the

valuation

of

UBS’s

fair

value
option liabilities where

this component is considered relevant

for
valuation

purposes

by

UBS’s

counterparties

and

other

market
participants.
Changes in

the fair

value of

financial liabilities

designated at
fair

value

through

profit

or

loss

related

to

own

credit

are
recognized

in
Other

comprehensive

income

directly

within
Retained

earnings,
with

no

reclassification

to

the

income
statement in future periods.

This presentation does not

create or
increase an

accounting mismatch

in the income

statement, as

UBS
does not hedge changes in own credit
.
Own

credit

is

estimated

using

own

credit

adjustment

(OCA)
curves,

which

incorporate

observable

market

data,

including
market-observed

secondary

prices

for

UBS’s

debt,

UBS’s

credit
default swap spreads

and debt curves

of peers. In

the table below,
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
unrealized OCA

is repurchased

prior to

the contractual

maturity
date.

Life-to-date

amounts

reflect

the

cumulative

unrealized
change since initial recognition.
›
Refer to Note 16 for more information about

debt issued
designated at fair value

Note 21

Fair value measurement (continued)
Own credit adjustments on financial liabilities

designated at fair value
Included in Other comprehensive income
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Recognized during the period:
Realized gain / (loss)

(14)
2
8
Unrealized gain / (loss)

60
(295)
(408)
Total gain / (loss), before tax
46
(293)
(400)
As of

USD million 31.12.21 31.12.20 31.12.19
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)

(315)
(381)
(88)

Credit valuation adjustments
In order to measure

the fair value of

OTC derivative instruments,
including

funded

derivative

instruments

that

are

classified

as
Financial assets at

fair value

not held for

trading,

CVAs are needed
to

reflect

the

credit

risk

of

the

counterparty

inherent

in

these
instruments. This

amount represents

the estimated

fair value

of
protection required

to hedge the counterparty credit

risk of such
instruments.

A

CVA

is

determined

for

each

counterparty,
considering

all

exposures

with

that

counterparty,

and

is
dependent

on

the

expected

future

value

of

exposures,

default
probabilities

and

recovery

rates,

applicable

collateral

or

netting
arrangements,

break

clauses,

funding

spreads

and

other
contractual factors.

Funding valuation adjustments
FVAs

reflect

the

costs

and

benefits

of

funding

associated

with
uncollateralized and

partially collateralized

derivative receivables
and

payables

and

are

calculated

as

the

valuation

effect

from
moving

the

discounting

of

the

uncollateralized

derivative

cash
flows from the ARR to OCA using the CVA framework, including the probability of counterparty default.

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

The bid–
offer spreads used in

the calculation of this valuation adjustment
are obtained from market transactions

and other relevant sources
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
Other items
In the first

half of

2021, UBS

AG incurred

a loss

of USD
861

million
as a

result of

closing out

a significant

portfolio of

swaps with

a
US-based

client

of

its

prime

brokerage

business

and

the
unwinding of

related hedges,

following the

client’s default.

This
loss

is

presented

within
Other

net

income

from

financial
instruments measured at fair value through profit or loss
.

Valuation adjustments on financial instruments
As of
Life-to-date gain / (loss), USD million 31.12.21 31.12.20
Credit valuation adjustments
1
(44)
(66)
Funding valuation adjustments
(49)
(73)
Debit valuation adjustments
2
0
Other valuation adjustments
(913)
(820)
of which: liquidity
(341)
(340)
of which: model uncertainty
(571)
(479)
1 Amounts do not include reserves against defaulted counterparties.

Consolidated financial statements | UBS AG consolidated financial statements

Note 21

Fair value measurement (continued)
e) Transfers between Level 1 and Level 2
Assets and liabilities transferred

from Level 2 to

Level 1 during 2021

were not material. Assets and

liabilities transferred from Level 1
to Level 2 during 2021 were also not material.

f) Level 3 instruments: valuation techniques and inputs

The

table

below

presents

material

Level 3

assets

and

liabilities,
together

with

the

valuation

techniques

used

to

measure

fair
value,

the

inputs

used

in

a

given

valuation

technique

that

are
considered significant as

of 31 December

2021 and

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
Fair value
Significant
unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
31.12.21 31.12.20
USD billion 31.12.21 31.12.20 31.12.21 31.12.20 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
0.9
1.2
0.0
0.0
Relative value to
market comparable Bond price equivalent
16
143
98
1
143
100
points
Discounted expected
cash flows Discount margin
434
434
268
268
basis
points
Traded loans, loans
measured at fair value,
loan commitments and
guarantees
2.8
2.4
0.0
0.0
Relative value to
market comparable Loan price equivalent
0
101
99
0
101
99
points
Discounted expected
cash flows Credit spread
175
800
436
190
800
398
basis
points
Market comparable
and securitization
model Credit spread
28
1,544
241
40
1,858
333
basis
points
Auction rate securities
1.6
1.5
Discounted expected
cash flows Credit spread
115
197
153
100
188
140
basis
points
Investment fund units
3
0.1
0.1
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
0.8
0.7
0.1
0.0
Relative value to
market comparable Price
Debt issued designated at
fair value
4
11.9
9.6
Other financial liabilities
designated at fair value
3.2
2.1
Discounted expected
cash flows Funding spread
24
175
42
175
basis
points
Derivative financial instruments
Interest rate contracts
0.5
0.5
0.3
0.5
Option model
Volatility of interest
rates
65
81
29
69
basis
points
Credit derivative contracts
0.2
0.3
0.3
0.5
Discounted expected
cash flows
Credit spreads

1
583
1
489
basis
points
Bond price equivalent
2
136
0
100
points
Equity / index contracts
0.4
0.9
1.5
2.3
Option model Equity dividend yields
0
11
0
13
%
Volatility of equity
stocks, equity and
other indices
4
98
4
100
%
Equity-to-FX
correlation
(29)
76
(34)
65
%
Equity-to-equity
correlation
(25)
100
(16)
100
%
1 The ranges of significant

unobservable inputs are represented in

points, percentages and basis

points. Points are a

percentage of par (e.g., 100

points would be 100% of par).

2 Weighted averages are

provided
for most non-derivative financial

instruments and were calculated

by weighting inputs based on

the fair values of the

respective instruments. Weighted

averages are not provided

for inputs related to Other

financial
liabilities designated at

fair value

and Derivative

financial instruments,

as this would

not be meaningful.

3 The

range of

inputs is not

disclosed, as there

is a dispersion

of values

given the diverse

nature of the
investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks,

rates-linked and credit-
linked notes, all of which have embedded derivative parameters that are considered to be unobservable.

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
(either as an outright yield or as a spread to

the relevant benchmark rate).

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

spread, which is a reflection of the

credit quality of
the associated referenced

underlying. The credit

spread of a

particular security is

quoted in relation

to the yield

on a benchmark
security or reference rate, typically either US Treasury or ARR,

and is generally expressed in terms of basis points. An increase

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

to reflect the
market return required for uncertainty in the

estimated cash flows. DM spreads are

a rate or rates applied on top of a floating
index (e.g., Secured Overnight Financing

Rate (SOFR)) to discount expected

cash flows. Generally, a decrease

/ (increase) in the
DM in isolation would result in a higher / (lower)

fair value.
–

The high end

of the

range relates

to securities

that are priced

low within

the market

relative to the

expected cash

flow schedule.
This indicates

that the

market is

pricing an

increased risk

of credit

loss into

the security

that is

greater than

what is

being
captured by the

expected cash

flow generation process.

The low e

nds of

the ranges are

typical of funding

rates on

better-
quality instruments.
Funding spread
–

Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral for the transactions. They are not representative of where UBS can fund itself on an unsecured basis, but

provide an
estimate of where UBS can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points,

and if funding spreads widen, this increases the

effect of discounting.

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
of the share price,

with the lowest limit

of 0% representing

a stock that is

not expected to pay

any dividend. The

dividend yield
and timing represent the

most significant parameter in determining

fair value for instruments

that are sensitive to

an equity
forward price.

Note 21

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

inter-
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
1
31.12.21 31.12.20
USD million
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans designated at fair value, loan commitments and guarantees
19
(13)
29
(28)
Securities financing transactions
41
(53)
40
(52)
Auction rate securities
66
2
(66)
2
105
(105)
Asset-backed securities
20
(20)
41
(41)
Equity instruments
173
(146)
129
(96)
Interest rate derivative contracts, net
29
(19)
11
(16)
Credit derivative contracts, net
5
(8)
10
(14)
Foreign exchange derivative contracts, net
19
(11)
20
(15)
Equity / index derivative contracts, net
368
(335)
318
(294)
Other
50
(73)
91
(107)
Total
790
(744)
794
(768)
1 Sensitivity of issued and

over-the-counter debt instruments

is reported with the equivalent

derivative or securities financing

instrument.

2 Includes refinements applied in estimating

valuation uncertainty across
various parameters and a change in assumptions regarding the underlying statistical distribution.

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
2019
Net gains /
losses
included in
income
1
of which:
related to
Level 3
instruments
held at the
end of the
reporting
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign
currency
translation
Balance

as of

31 December
2020
Financial assets at fair value held for
trading
1.8
(0.1)
(0.1)
0.8
(1.4)
1.0
0.0
0.3
0.0
0.0
2.3
of which:
Investment fund units
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
Corporate and municipal bonds
0.5
0.0
0.0
0.7
(0.5)
0.0
0.0
0.1
0.0
0.0
0.8
Loans
0.8
0.0
(0.1)
0.0
(0.7)
1.0
0.0
0.1
0.0
0.0
1.1
Other
0.4
0.0
0.0
0.1
(0.3)
0.0
0.0
0.2
0.0
0.0
0.4
Derivative financial instruments –
assets
1.3
0.3
0.4
0.0
0.0
0.7
(0.5)
0.1
(0.2)
0.1
1.8
of which:
Interest rate contracts
0.3
0.2
0.2
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.5
Equity / index contracts
0.6
0.1
0.1
0.0
0.0
0.6
(0.3)
0.0
(0.1)
0.0
0.9
Credit derivative contracts
0.4
0.0
0.0
0.0
0.0
0.1
(0.2)
0.1
0.0
0.0
0.3
Other
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
Financial assets at fair value not held
for trading
4.0
0.0
0.1
0.8
(0.9)
0.0
0.0
0.1
0.0
0.0
3.9
of which:
Loans
1.2
0.0
0.0
0.3
(0.7)
0.0
0.0
0.0
0.0
0.0
0.9
Auction rate securities
1.5
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.5
Equity instruments
0.5
0.0
0.0
0.1
(0.1)
0.0
0.0
0.0
0.0
0.0
0.5
Other
0.7
0.0
0.0
0.4
(0.2)
0.0
0.0
0.0
0.0
0.0
1.0
Derivative financial instruments –
liabilities
2.0
1.3
1.2
0.0
0.0
1.2
(0.9)
0.4
(0.6)
0.1
3.5
of which:
Interest rate contracts
0.1
0.3
0.3
0.0
0.0
0.3
(0.2)
0.2
(0.2)
0.0
0.5
Equity / index contracts
1.3
1.0
0.8
0.0
0.0
0.8
(0.6)
0.1
(0.2)
0.0
2.3
Credit derivative contracts
0.5
0.0
0.0
0.0
0.0
0.1
(0.1)
0.1
(0.2)
0.0
0.5
Other
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.1
Debt issued designated at fair value
9.6
0.0
(0.2)
0.0
0.0
6.6
(5.6)
0.5
(1.7)
0.2
9.6
Other financial liabilities designated
at fair value
1.0
0.2
0.2
0.0
0.0
1.4
(0.6)
0.0
0.0
0.0
2.1
1 Net gains / losses

included in comprehensive income

are composed of Net interest

income, Other net

income from financial instruments

measured at fair value

through profit or loss

and Other income.

2 Total
Level 3 assets as of 31 December 2021 were USD
7.6

billion (31 December 2020: USD
8.3

billion). Total Level 3 liabilities as of 31 December 2021 were USD
17.4

billion (31 December 2020: USD
15.2

billion).

Note 21

Fair value measurement (continued)

Total gains / losses
included in
comprehensive income
Balance

as of
31 December
2020
2
Net gains /
losses
included in
income
1
of which:
related to
Level 3
instruments
held at the
end of the
reporting
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance

as of

31 December
2021
2
2.3
0.0
(0.1)
0.3
(1.6)
1.2
0.0
0.3
(0.3)
0.0
2.3
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.8
0.0
0.0
0.2
(0.4)
0.0
0.0
0.0
(0.1)
0.0
0.6
1.1
0.0
0.0
0.0
(0.8)
1.2
0.0
0.0
(0.2)
0.0
1.4
0.4
0.0
0.0
0.1
(0.4)
0.0
0.0
0.3
0.0
0.0
0.3
1.8
(0.2)
(0.1)
0.0
0.0
0.5
(0.7)
0.1
(0.3)
0.0
1.1
0.5
0.1
0.1
0.0
0.0
0.1
(0.2)
0.0
(0.1)
0.0
0.5
0.9
(0.1)
(0.1)
0.0
0.0
0.3
(0.4)
0.0
(0.2)
0.0
0.4
0.3
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.2
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
0.0
3.9
0.1
0.1
1.0
(0.6)
0.0
0.0
0.1
(0.3)
0.0
4.2
0.9
0.0
0.0
0.6
(0.3)
0.0
0.0
0.0
(0.3)
0.0
0.9
1.5
0.1
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
0.5
0.1
0.1
0.1
(0.1)
0.0
0.0
0.0
0.0
0.0
0.7
1.0
0.0
(0.1)
0.3
(0.2)
0.0
0.0
0.0
0.0
0.0
1.0
3.5
0.2
0.0
0.0
0.0
0.9
(1.8)
0.0
(0.5)
0.0
2.2
0.5
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.3
2.3
0.3
0.1
0.0
0.0
0.8
(1.5)
0.0
(0.4)
0.0
1.5
0.5
(0.1)
(0.1)
0.0
0.0
0.0
0.0
0.0
(0.1)
0.0
0.3
0.1
0.1
0.0
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.1
9.6
0.7
0.6
0.0
0.0
7.1
(4.2)
0.1
(1.2)
(0.2)
11.9
2.1
0.0
0.0
0.0
0.0
1.3
(0.2)
0.0
0.0
0.0
3.2

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

exposure to
credit risk for which

they serve as

security. The “Risk management
and control” section of this

report describes management’s view
of credit risk and

the related exposures,

which can differ

in certain
respects from the requirements of IFRS.

Maximum exposure to credit risk

31.12.21
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD billion
Cash
collateral
received
Collateral-
ized by
securities
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

fair value on the balance sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
22.6

22.6
Derivative financial instruments
4,5
118.1
4.2
103.2

10.7
Brokerage receivables
21.8
0.0
21.6

0.2
Financial assets at fair value not

held for trading – debt instruments
6
37.0
0.0
11.2

25.7
Total financial assets measured at fair value
199.5
0.0
37.1
0.0
0.0
103.2
0.0
0.0
59.2
Guarantees
7
0.2

0.0

0.2
0.0
31.12.20
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD billion
Cash
collateral
received
Collateral-
ized by
securities
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

fair value on the balance sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
24.7

24.7
Derivative financial instruments
4,5
159.6
6.0
138.4

15.2
Brokerage receivables
24.7
24.4

0.3
Financial assets at fair value not

held for trading – debt instruments
6
58.2
0.0
13.2

45.0
Total financial assets measured at fair value
267.2
0.0
43.6
0.0
0.0
138.4
0.0
0.0
85.2
Guarantees
7
0.5

0.1

0.3
0.0
1 The maximum exposure to loss is generally equal to the carrying amount and subject to change over time with market movements.

2 These positions are generally managed under the market risk framework. For the purpose of this disclosure, collateral and credit enhancements were not considered.

3 Does not include investment fund units.

4 Includes USD
0

million (31 December 2020: USD
0

million) fair values of loan
commitments and forward starting reverse repurchase

agreements classified as derivatives. The

full contractual committed amount of forward

starting reverse repurchase agreements (generally highly

collateralized)
of USD
27.8

billion (31 December 2020: USD
21.9

billion) and derivative loan commitments (generally unsecured) of USD
8.2

billion, of which USD
0.8

billion has been sub-participated (31 December 2020: USD
9.4
billion, of which USD
0.8

billion had been sub-participated), is presented in Note 10

under notional amounts.

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

Financial instruments not measured at fair value
31.12.21 31.12.20
Carrying
amount Fair value
Carrying
amount Fair value
USD billion Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total
Assets
2
Cash and balances at central banks
192.8
192.7
0.1
0.0
0.0
192.8
158.2
158.1
0.1
0.0
0.0
158.2
Loans and advances to banks
15.4
14.6
0.0
0.7
0.0
15.3
15.3
14.6
0.0
0.6
0.1
15.3
Receivables from securities financing
transactions
75.0
71.6
0.0
1.3
2.1
75.0
74.2
64.9
0.0
7.6
1.7
74.2
Cash collateral receivables on derivative
instruments
30.5
30.5
0.0
0.0
0.0
30.5
32.7
32.7
0.0
0.0
0.0
32.7
Loans and advances to customers
398.7
163.7
0.0
43.8
190.4
397.9
381.0
173.1
0.0
34.2
174.9
382.3
Other financial assets measured at amortized
cost
26.2
4.1
9.3
10.7
2.4
26.5
27.2
5.4
9.4
10.9
2.3
28.0
Liabilities
2
Amounts due to banks
13.1
9.1
0.0
4.0
0.0
13.1
11.0
8.5
0.0
2.6
0.0
11.1
Payables from securities financing
transactions
5.5
4.1
0.0
1.5
0.0
5.5
6.3
6.0
0.0
0.2
0.0
6.3
Cash collateral payables on derivative
instruments
31.8
31.8
0.0
0.0
0.0
31.8
37.3
37.3
0.0
0.0
0.0
37.3
Customer deposits
544.8
537.6
0.0
7.3
0.0
544.8
527.9
521.8
0.0
6.2
0.0
528.0
Funding from UBS Group AG
57.3
2.8
0.0
56.0
0.0
58.8
54.0
0.0
0.0
55.6
0.0
55.6
Debt issued measured at amortized cost
82.4
13.0
0.0
69.8
0.0
82.8
85.4
16.4
0.0
70.0
0.0
86.3
Other financial liabilities measured at
amortized cost
3
6.3
6.3
0.0
0.0
0.0
6.3
6.6
6.6
0.0
0.0
0.1
6.7
1 Includes certain financial instruments where the carrying amount is a reasonable approximation of the fair value due to the instruments’

short-term nature (instruments that are receivable or payable on demand, or
with a remaining maturity (excluding

the effects of callable

features) of three months or

less).

2 As of 31 December 2021,

USD
0

billion (31 December 2020: USD
0

billion) of Cash and balances

at central banks,
USD
0

billion (31 December 2020: USD
0

billion) of Loans and advances to banks, USD
1

billion (31 December 2020: USD
1

billion) of Receivables from securities financing transactions, USD
175

billion (31 December
2020: USD
163

billion) of Loans and advances to customers, USD
19

billion (31 December 2020: USD
20

billion) of Other financial assets measured at amortized cost, USD
1

billion (31 December 2020: USD
0

billion)
of Amounts due to banks,

USD
4

billion (31 December 2020:

USD
3

billion) of Customer deposits,

USD
53

billion (31 December 2020: USD
49

billion) of Funding from

UBS Group AG,

USD
31

billion (31 December
2020: USD
31

billion) of Debt issued measured at amortized cost and USD
3

billion (31 December 2020: USD
3

billion) of Other financial liabilities measured at amortized cost were expected to be recovered or settled after 12 months.

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
UBS

AG

enters

into

netting

agreements

with

counterparties

to
manage the credit risks

associated primarily with repurchase

and
reverse repurchase transactions,

securities borrowing

and lending,
over-the-counter

derivatives

and

exchange-traded

derivatives.
These

netting

agreements

and

similar

arrangements

generally
enable

the

counterparties

to

set

off

liabilities

against

available
assets received

in the ordinary

course of business

and / or

in the
event

that

the

counterparties

to

the

transaction

are

unable

to
fulfill their contractual obligations.

The tables on this page and the next page

provide a summary
of

financial

assets

and

financial

liabilities

subject

to

offsetting,
enforceable master netting

arrangements and

similar agreements,
as well as

financial collateral received

or pledged to

mitigate credit
exposures for these financial instruments.

UBS

AG

engages

in

a

variety

of

counterparty

credit

risk
mitigation

strategies

in

addition

to

netting

and

collateral
arrangements. Therefore, the

net amounts presented

in the tables
on this page and the next page do not purport to

represent their
actual credit risk exposure.

Financial assets subject to offsetting, enforceable

master netting arrangements and similar

agreements
Assets subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized on
the balance sheet
3
Assets not
subject to netting
arrangements
4
Total assets
As of 31.12.21, USD billion
Gross assets
before netting
Netting with

gross liabilities
2
Net assets
recognized
on the
balance

sheet
Financial
liabilities
Collateral
received
Assets after
consideration
of
netting
potential
Assets
recognized
on the
balance

sheet
Total assets
after
consideration
of netting

potential
Total assets
recognized

on the

balance
sheet
Receivables from securities

financing transactions
67.7
(13.8)
53.9
(2.9)
(51.0)
0.0
21.1
21.1
75.0
Derivative financial instruments

116.0
(3.6)
112.4
(88.9)
(18.5)
5.0
5.8
10.7
118.1
Cash collateral receivables on

derivative instruments
1
29.4
0.0
29.4
(15.2)
(3.3)
11.0
1.1
12.1
30.5
Financial assets at fair value

not held for trading
93.1
(87.6)
5.5
(1.1)
(4.4)
0.0
54.1
54.1
59.6
of which: reverse

repurchase agreements
93.1
(87.6)
5.5
(1.1)
(4.4)
0.0
0.3
0.3
5.8
Total assets
306.2
(105.0)
201.2
(108.1)
(77.2)
15.9
82.1
98.1
283.3
As of 31.12.20, USD billion
Receivables from securities

financing transactions
70.3
(13.4)
57.0
(1.7)
(55.3)
0.0
17.3
17.3
74.2
Derivative financial instruments

156.9
(5.0)
151.9
(117.2)
(27.2)
7.5
7.7
15.2
159.6
Cash collateral receivables on

derivative instruments
1
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
Liabilities subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized

on the balance sheet
3
Liabilities not
subject

to netting

arrangements
4
Total liabilities
As of 31.12.21, USD billion
Gross
liabilities
before
netting
Netting with

gross assets
2
Net

liabilities
recognized
on the
balance
sheet
Financial
assets
Collateral
pledged
Liabilities
after
consideration of

netting
potential
Liabilities
recognized
on the
balance

sheet
Total

liabilities

after
consideration
of netting
potential
Total

liabilities
recognized
on the
balance

sheet
Payables from securities

financing transactions
16.9
(12.8)
4.1
(1.8)
(2.3)
0.0
1.4
1.4
5.5
Derivative financial instruments

118.4
(3.6)
114.9
(88.9)
(18.1)
7.9
6.4
14.3
121.3
Cash collateral payables on

derivative instruments
1
30.4
0.0
30.4
(13.1)
(3.3)
14.0
1.4
15.4
31.8
Other financial liabilities

designated at fair value
94.8
(88.6)
6.2
(2.2)
(3.8)
0.2
26.3
26.5
32.4
of which: repurchase agreements
94.6
(88.6)
6.0
(2.2)
(3.8)
0.0
0.4
0.4
6.4
Total liabilities
260.6
(105.0)
155.6
(106.0)
(27.5)
22.1
35.5
57.6
191.1
As of 31.12.20, USD billion
Payables from securities

financing transactions
18.2
(13.3)
4.9
(1.6)
(3.3)
0.0
1.4
1.4
6.3
Derivative financial instruments

157.1
(5.0)
152.1
(117.2)
(23.9)
10.9
9.0
19.9
161.1
Cash collateral payables on

derivative instruments
1
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
10,843

million

as

of
31 December 2021 (31 December 2020: USD
12,456

million).
Other restricted financial assets include assets protected under client asset segregation

rules, assets held

by UBS AG’s

insurance
entities to back related liabilities to the policy holders, assets held in certain jurisdictions to

comply with explicit

minimum local asset
maintenance requirements. The carrying

amount of the liabilities
associated with these other

restricted financial assets is

generally
equal to the carrying amount of the assets, with the exception of assets held to comply with local asset maintenance requirements, for which the associated liabilities are greater.

Restricted financial assets

USD million 31.12.21 31.12.20
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
of which:
mortgage loans
1
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
of which:
mortgage loans
1
Financial assets pledged as collateral
Financial assets at fair value held for trading
63,834
43,397
64,418
47,098
Loans and advances to customers
18,160
16,330
20,361
18,191
Financial assets at fair value not held for trading
961
961
2,140
2,140
Debt securities classified as Other financial assets measured at amortized
cost
2,234
1,870
2,506
2,506
Financial assets measured at fair value through other comprehensive income
0
0
149
149
Total financial assets pledged as collateral
2
85,188
89,574
Other restricted financial assets
Loans and advances to banks
3,408
3,730
Financial assets at fair value held for trading
392
741
Cash collateral receivables on derivative instruments
4,747
3,765
Loans and advances to customers
1,237
756
Financial assets at fair value not held for trading
22,328
22,917
Financial assets measured at fair value through other comprehensive income
894
0
Other
97
110
Total other restricted financial assets

33,104
32,019
Total financial assets pledged and other restricted financial assets
118,292
121,593
1 All related

to mortgage loans

that serve as

collateral for existing

liabilities toward

Swiss central

mortgage institutions

and for existing

covered bond issuances.

Of these pledged

mortgage loans,

approximately
USD
2.7

billion as

of 31

December 2021

(31 December

2020: approximately

USD
2.7

billion) could

be withdrawn

or used

for future

liabilities or

covered bond

issuances without

breaching existing

collateral
requirements.

2 Does not

include assets placed

with central banks

related to undrawn

credit lines

and for payment,

clearing and settlement

purposes (31 December

2021: USD
4.4

billion; 31 December

2020:
USD
1.3

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

Transferred financial assets subject to continued recognition in full

USD million 31.12.21 31.12.20
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties
43,397
17,687
47,098
18,874
relating to securities lending and repurchase agreements in

exchange for cash received
17,970
17,687
19,177
18,874
relating to securities lending agreements in exchange for securities received
24,146
27,595
relating to other financial asset transfers
1,281
326
Financial assets at fair value not held for trading that may be sold or repledged by
counterparties
961
898
2,140
1,378
Debt securities classified as Other financial assets measured at amortized cost that may be
sold or repledged by counterparties
1,870
1,725
2,506
1,963
Financial assets measured at fair value through other comprehensive income that may be sold
or repledged by counterparties
0
0
149
148
Total financial assets transferred
46,227
20,311
51,893
22,363

Transactions

in

which

financial

assets

are

transferred,

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

2021
, approximately
41
%
of

the
transferred

financial

assets

were

assets

held

for

trading
transferred

in

exchange

for

cash,

in

which

case

the

associated
recognized

liability

represents

the

amount

to

be

repaid

to
counterparties. For securities

lending and repurchase

agreements,
a

haircut

of

between
0
%

and
15
%

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
Transferred

financial

assets

that

are

not

subject

to
derecognition in

full but

remain on

the balance

sheet to

the extent
of

UBS

AG’s

continuing

involvement

were

not

material

as

of
31 December 2021 and as of 31 December 2020.

Consolidated financial statements | UBS AG consolidated financial statements

Note 23

Restricted and transferred financial assets (continued)

c) Transferred financial assets that are derecognized in their entirety with continuing involvement
Continuing

involvement

in a

transferred

and fully

derecognized
financial

asset

may

result

from

contractual

provisions

in

the
particular transfer agreement or from

a separate agreement, with
the counterparty or a third party, entered into in connection with the transfer.

The

fair

value

and

carrying amount

of

UBS

AG’s

continuing
involvement from transferred positions

as of

31 December

2021
and

31

December

2020

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

Off-balance sheet assets received
USD million 31.12.21 31.12.20
Fair value of assets received that can be sold or repledged
497,828
500,689
received as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative and other transactions
1
483,426
487,904
received in unsecured borrowings
14,402
12,785
Thereof sold or repledged
2
367,440
367,258
in connection with financing activities
319,176
315,603
to satisfy commitments under short sale transactions
31,688
33,595
in connection with derivative and other transactions
1
16,575
18,059
1 Includes securities

received as initial

margin from its

clients that UBS

AG is required

to remit to

central counterparties,

brokers and

deposit banks through

its exchange-traded

derivative clearing

and execution
services.

2 Does not include

off-balance sheet securities (31

December 2021: USD
12.7

billion; 31 December 2020:

USD
18.9

billion) placed with

central banks related

to undrawn credit

lines and for payment,
clearing and settlement purposes for which there are no associated liabilities or contingent liabilities.

Note 24

Maturity analysis of financial liabilities
The

residual

contractual

maturities

for

non-derivative

and

non-
trading financial liabilities as

of 31 December 2021

are based on
the earliest date

on which UBS

AG could be

contractually required
to pay.

The total amounts that contractually mature in

each time
band are also shown for 31 December 2020.

Derivative positions
and

trading

liabilities,

predominantly

made

up

of

short

sale
transactions, are assigned to the
Due within 1 month

column
,

as
this

provides

a

conservative

reflection

of

the

nature

of

these
trading activities. The

residual contractual

maturities may extend
over significantly longer periods.

Maturity analysis of financial liabilities
31.12.21
USD billion
Due within

1 month
Due between

1 and 3 months
Due between

3 and 12 months
Due between

1 and 5 years
Due after

5 years Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks

6.7
2.4
3.5
0.6
0.0
13.1
Payables from securities financing transactions
3.8
0.3
1.6
0.0

5.7
Cash collateral payables on derivative instruments
31.8

31.8
Customer deposits
531.0
6.6
3.3
3.9
0.4
545.1
Funding from UBS Group AG
2
0.2
3.3
2.3
28.8
30.6
65.3
Debt issued measured at amortized cost
2
3.8
9.4
38.8
25.1
7.6
84.7
Other financial liabilities measured at amortized cost
5.3
0.1
0.4
1.8
1.5
9.1
of which: lease liabilities
0.1
0.1
0.4
1.8
1.5
3.9
Total financial liabilities measured at amortized cost
582.6
22.1
49.9
60.2
40.1
754.8
Financial liabilities at fair value held for trading
3,4
31.7

31.7
Derivative financial instruments
3,5
121.3

121.3
Brokerage payables designated at fair value
44.0

44.0
Debt issued designated at fair value
6
13.8
11.5
13.5
24.5
12.5
75.9
Other financial liabilities designated at fair value
28.1
0.4
0.5
0.4
7.1
36.5
Total financial liabilities measured at fair value through profit or loss
239.0
11.9
14.0
24.9
19.6
309.4
Total

821.6
34.0
63.9
85.0
59.6
1,064.2
Guarantees, commitments and forward starting transactions
Loan commitments
7
38.3
0.5
0.7
0.0

39.5
Guarantees
21.2

0.0

21.2
Forward starting transactions, reverse repurchase
and securities borrowing agreements
7
1.4

1.4
Total

60.9
0.5
0.7
0.0
0.0
62.1

31.12.20
USD billion
Due within

1 month
Due between

1 and 3 months
Due between

3 and 12 months
Due between

1 and 5 years
Due after

5 years Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks

6.1
2.4
2.1
0.5
0.0
11.1
Payables from securities financing transactions
5.6
0.4
0.3
0.0
0.0
6.3
Cash collateral payables on derivative instruments
37.3

37.3
Customer deposits
514.0
7.8
3.5
2.8
0.2
528.2
Funding from UBS Group AG
2
0.1
0.3
6.2
29.1
24.8
60.5
Debt issued measured at amortized cost
2
8.8
7.8
38.2
24.5
8.9
88.2
Other financial liabilities measured at amortized cost
5.3
0.1
0.5
2.0
1.8
9.6
of which: lease liabilities
0.1
0.1
0.5
2.0
1.8
4.4
Total financial liabilities measured at amortized cost
577.2
18.9
50.7
58.8
35.8
741.3
Financial liabilities at fair value held for trading
3,4
33.6

33.6
Derivative financial instruments
3,5
161.1

161.1
Brokerage payables designated at fair value
38.7

38.7
Debt issued designated at fair value
6
21.9
16.8
7.1
9.2
6.0
61.0
Other financial liabilities designated at fair value
27.9
0.6
0.6
0.7
4.6
34.3
Total financial liabilities measured at fair value through profit or loss
283.2
17.4
7.7
9.8
10.6
328.8
Total

860.3
36.3
58.4
68.6
46.4
1,070.0
Guarantees, commitments and forward starting transactions
Loan commitments
7
40.5
0.5
0.4
0.0

41.4
Guarantees
17.5

17.5
Forward starting transactions, reverse repurchase
and securities borrowing agreements
7
3.2

3.2
Total

61.3
0.5
0.4
0.0
0.0
62.2
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

4 Contractual maturities of financial liabilities at fair value held for trading are: USD
30.8

billion due within 1 month (31 December 2020:
USD
32.6

billion), USD
0.9

billion due between 1 month and 1 year (31 December 2020: USD
1.0

billion) and USD
0

billion due between 1 and 5 years (31 December 2020: USD
0

billion).

5 Includes USD
34

million
(31 December 2020: USD
32

million) related to fair values of derivative

loan commitments and forward starting

reverse repurchase agreements classified as derivatives,

presented within “Due within 1 month." The
full contractual committed amount of USD
36.0

billion (31 December 2020: USD
31.3

billion) is presented in Note 10 under notional amounts.

6 Future interest payments on variable-rate liabilities

are determined
by reference

to the

applicable interest

rate prevailing

as of

the reporting

date. Future

principal payments

that are

variable are

determined by

reference to

the conditions

existing at

the relevant

reporting date.

7 Excludes derivative loan commitments and forward starting reverse repurchase agreements measured at fair value

(see footnote 5).

Consolidated financial statements | UBS AG consolidated financial statements

Note 25

Interest rate benchmark reform
Background
A market-wide reform of major interest rate benchmarks is being undertaken

globally,

with

the

Financial

Conduct

Authority

(the
FCA) announcing in

March 2021

that the publication

of London
Interbank Offered Rates (LIBORs) would cease after 31 December
2021 for

all non-US

dollar LIBORs,

as well

as for

one-week and
two-month USD

LIBOR. Publication

of the

remaining USD

LIBOR
tenors will cease immediately after 30 June 2023.
The

majority

of

UBS

AG’s

IBOR

exposure

was

linked

to

CHF
LIBOR and USD LIBOR.

The alternative reference rate

(the ARR) for
CHF LIBOR is

the Swiss Average

Rate Overnight (SARON).

The ARR
for USD LIBOR is the Secured Overnight Financing Rate (SOFR); in
addition, there are recommended ARRs for GBP LIBOR, JPY LIBOR and EUR LIBOR.

The

Euro

Interbank Offered

Rate (EURIBOR)

was reformed

in
2019,

with the

reform consisting

of a

change in

the underlying
calculation

method.

Consequently,

contracts

linked

to

EURIBOR
are not considered throughout the rest of this Note.
On 25 January 2021, the IBOR Fallbacks

Supplement and IBOR
Fallbacks

Protocol,

which

amend

the

International

Swaps

and
Derivatives Association (ISDA)

standard definitions

for interest rate
derivatives to incorporate

fallbacks for derivatives

linked to certain
IBORs,

came

into

effect.

From

that

date,

all

newly

cleared

and
non-cleared derivatives

between adhering

parties that

reference
ISDA

standard

definitions

now

include

these

fallbacks.

UBS AG
adhered to the protocol in November 2020.
UBS AG’s focus throughout

2021 was on transitioning

existing
contracts via bi-lateral

and multi-lateral agreements,

by leveraging
industry

solutions
  (e. g.,
the

use

of

fallback

provisions)
  and
through

third-party

actions

(those

by

clearing

houses,

agents,
etc . ).   UBS   AG   h
as

established

a

framework

to

address

the
transition

of

contracts

that

do

not

contain

adequate

fallback
provisions. Furthermore, in line

with regulatory guidance, UBS

AG
has implemented a framework to limit new contracts referencing
IBORs.

Governance over the transition to alternative benchmark rates
UBS   AG
established

a

global

cross
-
divisional,

cross
- functional
governance structure

and change

program

to address

the scale
and complexity of

the transition.

This global program

is sponsored
by

the

Group

CFO

and

led

by

senior

representatives

from

the
business

divisions and

UBS

AG’s control

and

support functions.
The program includes

governance and

execution structures within
each business division,

together with cross-divisional

teams from
each

control

and

support

function.

During

2021,

progress

was
overseen

centrally

via

a

monthly

operating

committee

and

a
monthly steering

committee, as well

as quarterly

updates to

the
joint Audit and Risk

Committees. A dedicated Group-wide

forum,
with an increased US

regional focus, will oversee

progress of the
remaining USD LIBOR transition.
Risks
A

core

part

of

UBS

AG’s

change

program

is

the

identification,
management

and

monitoring

of

the

risks

associated

with

IBOR
reform and transition. These

risks include,

but are not limited

to,
the following:
–

economic risks to UBS AG

and its clients, through

the repricing
of existing contracts, reduced transparency and

/ or liquidity of
pricing information, market uncertainty or disruption;
–

accounting

risks, where

the transition

affects the

accounting
treatment,

including

hedge

accounting

and

consequential
income statement volatility;
–

valuation risks arising from the variation between benchmarks that will cease

and ARRs, affecting

the risk profile of

financial
instruments;
–

operational

risks

arising

from

changes

to

UBS

AG’s

front-to-
back

processes

and

systems

to

accommodate

the

transition,
e.g. ,
data

sourcing

and

processing

and

bulk

migration

of
contracts; and
–

legal and conduct risks relating to UBS AG’s engagement with clients

and

market

counterparties

around

new

benchmark
products

and

amendments

required

for

existing

contracts
referencing benchmarks that will cease.

Overall, the effort required to transition is affected by multiple factors, including

whether negotiations need

to

take place

with
multiple stakeholders

(as is the case for

syndicated loans

or certain
listed

securities),

market

readiness
–
such

as

liquidity

in

ARR
-
equivalent products – and a

client’s technical readiness to handle
ARR market

conventions.

UBS AG remains

confident

that it

has the
transparency, oversight and operational preparedness to progress with the

IBOR transition

consistent

with market

timelines,

given the
significant

progress

made as

of 31

December

2021.

UBS AG

did not
have

and does

not expect

changes

to its

risk

management

approach
and strategy

as a result

of interest

rate benchmark

reform.

Note 25

Interest rate benchmark reform (continued)
Transition progress

Non-derivative instruments
UBS

AG’s

significant

non-derivative

exposures

subject

to

IBOR
reform
primarily

relate
d
to

brokerage

receivable

and

payable
balances, corporate

and private

loans, and

mortgages, linked

to
CHF and USD LIBORs. During 2020, UBS AG transitioned most of its CHF

LIBOR-linked deposits

to SARON. In

that same

year,

UBS
AG launched

SARON-based mortgages

and corporate

loans based
on

all

major

ARRs

in

the

Swiss

market,

as

well

as

SOFR-based
mortgages in the US market.

Throughout 2021,

UBS AG

transitioned substantially all

of its
private

and

corporate

loans

linked

to

non-USD

IBORs,

with

the
remaining

CHF

LIBOR-linked

contracts

planned

to

transition

on
their first roll date in 2022.

In addition, as

of 31 December 2021

UBS AG had

completed
the

transition of

IBOR-linked

non-derivative

financial

assets

and
liabilities

related

to

brokerage

accounts,

except

for

balances
originated in the US, which transitioned

to SOFR in January 2022.
In

March

2021,

following

the FCA

announcement

regarding
the cessation

timelines for IBORs,

UBS AG

initiated a

centralized
communication

initiative

for

private

mortgages

linked

to

CHF
LIBOR, with the objective

of transitioning these exposures,

either
through the activation of existing fallbacks

or the amendment of
contractual terms where such

fallbacks do not exist.

During 2021,
mortgages

that

were

linked

to

CHF

LIBOR
were   reduced to
USD

21

billion

as

of 31 December

2021,

with these

remaining
mortgages automatically

transitioning to

SARON from

their next
coupon roll date.

The

transition

of
US

securities
-
based

lending
to

SOFR
,
amounting

to

USD
37

billion

as of

31 December

2021,

was for
the

most

part

completed

in

January

2022,

with

US

mortgages
linked to USD LIBOR planned

to transition to SOFR

in 2022–2023.
As of

31 December 2021,

UBS AG

had approximately

USD
3
billion

equivalent

of

Japanese

yen-

and

US

dollar-denominated
funding from UBS Group AG that,

per current contractual terms,
if

not

called

on

their

respective

call

dates,

would

reset

based
directly on

JPY LIBOR

and USD

LIBOR. These

bonds have

robust
IBOR

fallback

language

and

the

confirmation

of

interest

rate
calculation mechanics will be communicated as market standards formalize and

in advance

of any

rate resets.

In addition,

several
US   dollar -   and
Swiss

franc
- denominated
contracts

providing
funding

from

UBS

Group

AG

reference

rates

indirectly

derived
from IBORs,

if they

are not

called on

their respective

call dates.
UBS AG aims

to transition these

contracts in advance

of their reset
dates,

with

the

transition

of

Swiss

franc-denominated

funding
completed

in

January

2022.

These

debt

instruments

have

not
been

included

in

the

table

on

the

following

page,

given

their
current fixed-rate coupon.
As of

31 December 2021,

UBS AG

had approximately

USD
5
billion of

irrevocable commitments

that may

be drawn

down in
different currencies with IBOR-linked

interest rates and

that expire
after

the

relevant

benchmark

cessation

dates
;   approximately
USD
3

billion

of

these

contracts

had

transitioned

for

all

IBORs,
except
USD

LIBOR
,   and   USD
2

billion

of

these
commitments
retained a

non-USD IBOR

interest rate

as of

31 December 2021
with transition

dependent upon

the actions

of other

parties. To
the

extent

non-USD

IBOR-linked

amounts

are

requested

under
these contracts, UBS AG will seek to renegotiate current terms or rely on legislative solutions.
Derivative instruments

UBS

AG

holds

derivatives

for

trading

and

hedging

purposes,
including those

designated in

hedge accounting

relationships. A
significant number of interest rate and cross-currency swaps have
floating legs

that reference

various benchmarks

that are

subject
to IBOR reform.
The majority of derivatives

are transacted with clearing

houses,
in

particular

LCH,

with

the

transition

of

these

non-USD

IBOR-
linked derivatives substantially completed

in December 2021.

UBS
AG had also completed the transition of all non-USD IBOR-linked exchange -
traded

derivatives

(ETDs)

through

participation

in
activities
organized

by

respective

exchanges

by

31
  December
2021.

For

derivatives

not

transacted

with

clearing

houses

or
exchanges,

UBS

AG

and

a

significant

proportion

of

UBS

AG’s
counterparties have adhered to the ISDA IBOR Fallbacks Protocol, which builds in

agreed fallbacks. The

majority of these

contracts
had

transitioned as

of 31 December

2021,

with a

small number
of

contracts

transitioned

in

January

2022,

to

ensure

an

orderly
transition

when

converting

high

volumes

of

transactions

at

the
time of cessation.

Consolidated financial statements | UBS AG consolidated financial statements

Note 25

Interest rate benchmark reform (continued)
Financial instruments yet to transition to alternative benchmarks
The

amounts

included

in

the

table

below

relate

to

financial
instrument

contracts

across

UBS

AG’s

business

divisions

where
UBS AG has material exposures subject

to IBOR reform that have
not yet transitioned to ARRs, and that:
–

contractually

reference

an

interest

rate

benchmark

that

will
transition to an alternative benchmark; and
–

have

a

contractual

maturity

date

(including

open-ended
contracts) after the agreed cessation dates.

Contracts where
penalty

terms

reference

IBOR
s,

or

where
exposure to

an IBOR

is not

the primary

purpose of

the contract,
have not been included,

as these contracts do

not have a material
impact on the transition process.

In line with information provided

to management and external
parties monitoring UBS AG’s

transition progress, the table below
includes the

following financial

metrics for

instruments external
to UBS AG that are subject to interest rate benchmark reform:
–

gross

carrying

value

/

exposure

for

non-derivative

financial
instruments;

and

–

total trade count for derivative financial instruments.
The

exposure
s   included
in

the

table

below

represent

the
maximum

IBOR

exposure,

without

regard

for

early

termination
rights,

with

the

actual

exposure

being

dependent

upon

client
preferences and investment decisions.

As

of

31

December

2021,

UBS
AG ha d
made

significant
progress in transitioning LIBOR exposures to ARRs. The remaining non-USD

LIBOR-linked

exposures

included

in

the

table

below
primarily

relate

t
o

derivatives
that
successfully

transitioned

in
January 2022

and CHF

LIBOR mortgages

that will

automatically
transition to SARON on their first roll date in 2022.

31.12.21
LIBOR benchmark rates
Measure CHF USD GBP EUR
1
JPY
Carrying value of non-derivative financial instruments
Total non-derivative financial assets

USD million
21,616
2
65,234
3
45
4
1
0
Total non-derivative financial liabilities

USD million
27
4
1,985
4
3
4
5
0
Trade count of derivative financial instruments
Total derivative financial instruments Trade count
829
6
40,500
7
183
6
3,744
6
184
6
Off-balance sheet exposures
Total irrevocable loan commitments USD million
0
11,863
8
0
0
0
1 Relates primarily to EUR LIBOR positions.

2 Relates primarily to CHF LIBOR mortgages, which will automatically transition to SARON on their first roll date in 2022.

3 Includes USD LIBOR securities-based lending
and brokerage accounts, amounting to USD
37

billion, and USD
5

billion respectively, which for the most part transitioned to SOFR in January 2022, as well as USD
1

billion of loans related to revolving multi-currency
credit lines, where IBOR transition efforts are complete, except for USD LIBOR. The remainder primarily relates to US mortgages and corporate lending.

4 Relates to floating-rate notes that per their contractual terms can reset to rates linked to

LIBOR, with transition dependent upon the actions of

respective issuers.

5 Relates to contracts that transitioned

in January 2022.

6 Includes predominantly bilateral derivatives,

which
transitioned in January 2022, and an insignificant amount of cleared derivatives, where the respective clearing houses’ organized transition happened in January 2022.

7 Includes approximately
5,000

cross-currency
derivatives, of which approximately
500

have both a non-USD LIBOR leg and a USD LIBOR

leg, where the non-USD leg transitioned in January 2022 before the next fixing date. The remainder represents cross-currency
swaps with an ARR leg

and a USD IBOR leg.

8 Includes loan commitments that can

be drawn in different currencies

at the client‘s discretion, of

which approximately USD
3

billion have only USD LIBOR

exposure
remaining and approximately USD
2

billion retain a non-USD

LIBOR interest rate as

of 31 December 2021, with

transition dependent upon the

actions of other parties.

The remainder represents loan

commitments
that can be drawn in US dollars only and will transition in 2022–2023.

Note 26 Hedge accounting
Derivatives designated in hedge accounting relationships
UBS AG applies hedge

accounting to interest rate

risk and foreign
exchange risk including structural

foreign exchange risk related

to
net investments in foreign operations.

›
Refer to “Market risk” in the “Risk management

and control”
section of this report for more information about

how risks arise
and how they are managed by UBS AG
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

Foreign

exchange

forwards

and

foreign
exchange

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
Hedged items and hedge designation

Fair value hedges of interest rate risk related to debt instruments and loan assets
Fair value hedges of interest

rate risk related to debt

instruments
and loan assets involve

swapping fixed cash flows

associated with
the debt issued,

debt securities held

and, from 2021

onward, loan
assets

(principally

long-term

fixed-rate

mortgage

loans

in

Swiss
francs formerly designated within “Fair

value hedges of portfolio
interest

rate

risk

related

to

loans

designated

under

IAS

39”) to
floating cash flows by

entering into interest rate swaps

that either
receive

fixed and

pay

floating cash

flows

or

that

pay

fixed

and
receive floating cash flows.

Designations

have

been

made

in

US

dollars,

euros,

Swiss
francs, Australian dollars, Japanese

yen and Singapore dollars.

For
new hedging

instruments and

hedged risk

designations entered
into in 2021 in these

currencies (with the exception of euro),

the
benchmark rate was the

relevant

alternative reference rate (ARR).
Following the

interbank offered

rate (IBOR)

transition for

swaps
with

LCH

(formerly

the

London

Clearing

House)

in

December
2021,

the

benchmark

hedge

rate

for

Swiss

franc

and

Japanese
yen designations was changed

from an IBOR rate

to the relevant
ARR with

the hedge

relationship continuing

in accordance

with
Interest Rate Benchmark Reform

– Phase 2 (Amendments to IFRS
9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
.
Fair

value

hedges

of

portfolio

interest

rate

risk

related

to

loans
designated under IAS 39
Prior

to

December

2021,

UBS AG

hedged an

open

portfolio of
long-term fixed-rate mortgage loans in

Swiss francs using interest
rate swaps that

paid a fixed

rate of interest

and received a

floating
rate

of

interest.

Both

the

hedged

portfolio

and

the

hedging
instruments were adjusted

on a monthly basis

to reflect changes
in

size

and

the

maturity

profile

of

the

hedged

portfolio.

Each
month the

hedge relationship

was discontinued

and a

new one
designated.

Changes in

the portfolio

were

driven by

new loans
being originated or loans being repaid.
Cash flow hedges of forecast transactions
UBS

AG

hedges

forecast

cash

flows

on

non-trading

financial
assets

and

liabilities

that

bear

interest

at

variable

rates

or

are
expected

to

be

refinanced

or

reinvested

in

the

future,

due

to
movements

in

future

market

rates. The

amounts

and

timing of
future cash flows, representing

both principal and interest flows,
are projected on the basis of

contractual terms and other

relevant
factors,

including

estimates

of

prepayments

and

defaults.

The
aggregate

principal

balances

and

interest

cash

flows

across

all
portfolios over time form the

basis for identifying the non-trading
interest

rate risk

of UBS

AG, which

is hedged

with interest

rate
swaps,

the

maximum

maturity

of

which

is

10 years.

Cash

flow
forecasts

and

risk exposures

are

monitored

and adjusted

on an
ongoing basis, and

consequently additional hedging instruments
are traded and designated, or are terminated resulting

in a hedge
discontinuance.

Hedge

designations

have

been

made

in

the
following

currencies
:
US

dollars
,

euros,

Swiss

francs,

pounds
sterling

and

Hong

Kong

dollars.

The

cash

flow

hedges

in

US
dollars, Swiss

francs and

pounds sterling

were discontinued

and
replaced with new ARR designations in December 2021.
Fair value hedges of foreign exchange risk related to issued debt instruments
Debt

instruments

denominated

in

currencies

other than

the US
dollar
are

designated

in

fair

value

hedges

of

spot

foreign
exchange

risk,

in

addition

to

and

separate

from

the

fair

value
hedges

of

interest

rate

risk.

Cross

currency

swaps economically
convert debt denominated in currencies

other than the US dollar
to

US
  dollars
.

This

hedge

accounting

program

started

on
1 January

2020,

with

the

adoption

of

the

hedge

accounting
requirements of IFRS 9,
Financial Instruments,

by UBS AG.
›

Refer to Note 1b

for more information
Hedges of net investments in foreign operations
UBS AG applies

hedge accounting for

certain net investments

in
foreign

operations
,
which

include

subsidiaries,

branches

and
associates. Upon

maturity of

hedging instruments,

typically two
months,

the
  hedge
relationship

is

terminated

and

new
designations

are

made

to

reflect

any

changes

in

the

net
investments in foreign operations.

Consolidated financial statements | UBS AG consolidated financial statements

Note 26 Hedge accounting (continued)

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

the hedging

derivative and

the hedged

item during
their respective terms is also performed.
Prior to

December 2021, for

the fair

value hedge of

portfolio
interest rate risk related to loans designated under IAS 39, hedge effectiveness was assessed by

comparing changes in the

fair value
of

the hedged

portfolio of

loans

attributable

to

changes

in

the
designated benchmark

interest rate

with the

changes in

the fair
value of the interest rate swaps.
Sources of hedge ineffectiveness

In

hedges

of

interest

rate

risk,

hedge

ineffectiveness

can

arise
from

mismatches

of

critical

terms

and

/

or

the

use

of

different
curves

to

discount

the

hedged

item

and

instrument,

or

from
entering

into

a

hedge

relationship

after

the

trade

date

of

the
hedging derivative
.

In

hedges

of

foreign

exchange

risk

related

to

debt

issued,
hedge

ineffectiveness

can

arise

due

to

the

discounting

of

the
hedging instruments and undesignated risk components and

lack
of such discounting and risk components in the hedged items.

In

hedges

of

net

investments

in

foreign

operations,
ineffectiveness is unlikely unless the hedged

net assets fall below
the designated hedged

amount. The

exceptions are

hedges where
the

hedging

currency

is

not

the

same

as

the

currency

of

the
foreign

operation,

where

the

currency

basis

may

cause
ineffectiveness.
Hedge ineffectiveness from

financial instruments measured

at
fair value through profit

or loss is

recognized in
Other net income.

Derivatives not designated in hedge accounting relationships

Non-hedge accounted derivatives

are mandatorily held

for trading
with

all

fair

value

movements

taken

to
Other

net

income

from
financial instruments measured

at fair value

through profit or

loss
,
even

when

held

as

an

economic

hedge

or

to

facilitate

client
clearing. The

one exception

relates to

forward points

on certain
short-

and

long-duration

foreign

exchange

contracts

acting

as
economic hedges, which are reported in
Net interest income
.

All hedges: designated hedging instruments

and hedge ineffectiveness
As of or for the year ended
31.12.21
USD million
Notional
amount
Carrying amount
Changes in

fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
89,525
0
7
(1,604)
1,602
(2)
Cash flow hedges
79,573
12
1
(1,185)
990
(196)
Foreign exchange risk
Fair value hedges
2
27,875
87
261
(2,139)
2,181
42
Hedges of net investments in foreign operations
13,761
23
103
492
(491)
0
As of or for the year ended
31.12.20
USD million
Notional
amount
Carrying amount
Changes in

fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
80,759
12
1,231
(1,247)
(16)
Cash flow hedges
72,732
18
2,213
(2,012)
201
Foreign exchange risk
Fair value hedges
2
21,555
449
7
(1,735)
1,715
(20)
Hedges of net investments in foreign operations
13,634
3
193
(939)
938
(2)
1 Amounts used

as the basis

for recognizing hedge

ineffectiveness for the

period.

2 The

foreign currency basis

spread of cross

-currency swaps designated

as hedging derivatives

is excluded from

the hedge
accounting designation and accounted for as a cost of hedging with amounts deferred in Other comprehensive income within Equity.

Note 26 Hedge accounting (continued)
Fair value hedges: designated hedged items

USD million 31.12.21 31.12.20
Interest rate
risk FX risk
Interest rate
risk FX risk
Debt issued measured at amortized cost
Carrying amount of designated debt issued
21,653
11,392
24,247
10,889

of which: accumulated amount of fair value hedge adjustment
261
761
Funding from UBS Group AG
Carrying amount of designated debt instruments
53,047
16,483
46,182
10,666

of which: accumulated amount of fair value hedge adjustment
218
1,640
Other financial assets measured at amortized cost – debt securities
Carrying amount of designated debt securities
2,677
3,242

of which: accumulated amount of fair value hedge adjustment
(7)
(38)
Loans and advances to customers
1
Carrying amount of designated loans
13,835
10,374
of which: accumulated amount of fair value hedge adjustment
2
(109)
100
of which: accumulated amount of fair value hedge adjustment subject to amortization attributable to the
portion of the portfolio that ceased to be part of hedge

accounting
2
3
111
1 Prior to 31 December 2021, these amounts were designated in fair value hedges of portfolio interest rate risk under IAS 39.

2 As of 31 December 2021, the amount was presented within Loans and advances to
customers, whereas prior to 1 January 2021 amounts were presented within either Other financial assets measured at amortized cost or Other financial liabilities measured at amortized cost.

Fair value hedges: profile of the timing of the

nominal amount of the hedging instrument
31.12.21
USD billion
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
0
8
10
49
22
90
Cross-currency swaps
1
1
6
13
6
28
31.12.20
USD billion
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
1
0
4
9
46
12
70
Cross-currency swaps
0
0
4
16
2
22
1 In accordance with IFRS 7 requirements, the fair value hedges of portfolio interest rate risk related to loans and advances to customers designated under IAS 39 are not included.

Cash flow hedge reserve on a pre-tax basis

USD million
31.12.21 31.12.20
Amounts related to hedge relationships for which hedge

accounting continues to be applied
26
2,560
Amounts related to hedge relationships for which hedge

accounting is no longer applied
743
296
Total other comprehensive income recognized directly in equity related to cash flow hedges, on a pre-tax basis
769
2,856

Foreign currency translation reserve on a pre-tax basis
USD million
31.12.21 31.12.20
Amounts related to hedge relationships for which hedge

accounting continues to be applied

(61)
(569)
Amounts related to hedge relationships for which hedge

accounting is no longer applied

262
268
Total other comprehensive income recognized directly in equity related to hedging instruments designated as net investment hedges, on a pre-tax
basis
201
(302)

Consolidated financial statements | UBS AG consolidated financial statements

Note 26 Hedge accounting (continued)
Interest rate benchmark reform
UBS

AG

continues

to

apply

the

relief

provided

by
Interest

Rate
Benchmark

Reform

(amendments

to

IFRS 9,

IAS 39 and

IFRS 7),
published by the IASB in September 2019.

The

interest

rate

benchmarks

subject

to

interest

rate
benchmark

reforms

to

which

the

Group’s

hedge

relationships
were

exposed

were

USD

LIBOR,

CHF

LIBOR,

GBP

LIBOR,

AUD
LIBOR, JPY

LIBOR, HKD

LIBOR, SGD

LIBOR and

EONIA. Interest rate
swaps

designated

in

hedge

relationships

referencing

GBP,

CHF
and JPY LIBOR transitioned to ARRs

in December 2021 when LCH
transitioned

its

contracts.

For

other

currencies,

IBOR

quotations
remain available, but all

new designations will reference

ARR. As
such,

ARR

designations

in

these

currencies

will

replace

IBOR
designations as IBOR contracts mature.

UBS

AG’s

hedge

relationships

are

also

exposed

to

the

Euro
Inter-bank Offered Rate (EURIBOR), which

is expected to continue
to exist as a benchmark rate for the foreseeable future. Thus, the
Group

does

not

consider

its

hedges

involving

the

EURIBOR
benchmark

interest

rate

to

be

directly

affected

by

interest

rate
benchmark reform.
Apart from

EURIBOR hedges,

UBS AG applied

the relief

to all
its fair

value hedges

of interest

rate risk

and to

those cash

flow
hedge relationships where the

hedged risk is

LIBOR or EONIA.

The
following

table

provides

details

on

the

notional

amount

and
carrying

amount

of

the

hedging

instruments

in

those

hedge
relationships maturing after 31 December 2021, or 30 June 2023 for

USD

LIBOR

hedges,

which

are

the

cessation

dates

of

the
applicable interest rate benchmarks.

Hedges

of

net

investments

in

foreign

operations

are

not
affected by the amendments.
›

Refer to Note 1a item 2j for more information about the relief provided by the amendments to IFRS 9, IAS

39 and IFRS 7 related
to interest rate benchmark reform
›

Refer to Note 25 Interest rate benchmark reform

for more
information about the transition progress

Hedging instruments referencing LIBOR
31.12.21 31.12.20
Carrying amount Carrying amount
USD million
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
23,367
0
0
37,146
1
(12)
Cash flow hedges
10,803
0
0
11,179
0
0

Note 27

Post-employment benefit plans
a) Defined benefit plans
UBS AG has established defined

benefit plans for its employees in
various

jurisdictions

in

accordance

with

local

r
egulations

and
practices.

The major plans are located in Switzerland, the UK, the
US

and Germany.

The

level of

benefits

depends on

the specific
plan rules.
Swiss pension plan
The
Swiss

pension

plan

covers
employees

of

UBS

AG
  in
Switzerland

and employees

of companies

in Switzerland

having
close

economic

or

financial

ties with

UBS

AG, and

exceeds

the
minimum benefit requirements under Swiss pension law.

In 2017,

a significant

number of

employees were

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

employee,
UBS AG

pays a

savings contribution

that ranges

between
6.5
%
and
27.5
% of

contributory base

salary and

between
2.8
% and
9
% of contributory variable compensation. UBS AG also pays

risk
contributions that

are used to

fund disability

and survivor

benefits.
Employees can

choose the

level of savings

contributions paid

by
them, which vary between
2.5
% and
13.5
% of contributory base
salary

and

between
0
%

and
9
%

of

contributory
  variable
compensation,

depending

on

age

and

choice

of

savings
contribution category.

The plan offers to

members at the

normal retirement age

of
65
a choice between

a lifetime pension

and a partial

or full lump

sum
payment.
Participants

can

choose

to
draw

early

retirement
benefits

starting

from

the

age

of
58
,

but

can

also

continue
employment and remain active members

of the plan until the

age
of
70
.

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
employer contributions that have

been made to the

participant’s
retirement

savings account,

as well

as the

interest accrued.

The
annual interest rate

credited to participants

is determined by

the
Pension Foundation Board at the end of each year
.
Although

the

Swiss

plan

is

based

on

a

defined

contribution
promise under Swiss pension law, it is accounted for as a defined benefit

plan

under

IFRS,

primarily

because

of

the

obligation

to
accrue

interest

on

the

participants’

retirement

savings

accounts
and the payment of lifetime pension benefits.

An actuarial valuation in accordance with Swiss pension law is performed

regularly.

Should

an

underfunded

situation

on

this
basis occur, the Pension Foundation Board is required to

take the
necessary measures

to ensure

that full

funding can

be expected
to be

restored within

a maximum

period of
10

years. If

a Swiss
plan

were

to

become

significantly

underfunded

on

a

Swiss
pension

law

basis,

additional

employer

and

employee
contributions could be required.

In this situation, the

risk is shared
between employer and

employees, and the

employer is

not legally
obliged to

cover more than
50
% of

the additional

contributions
required. As of

31 December 2021, the

Swiss plan had

a technical
funding

ratio in

accordance with

Swiss pension

law of
134.8
%
(31 December 2020:
132.6
%).
The investment strategy of the Swiss plan complies with Swiss pension

law,

including

the

rules

and

regulations

relating

to
diversification of plan assets,

and is derived

from the risk budget
defined by the Pension

Foundation Board on

the basis of

regularly
performed asset and

liability management analyses.

The Pension
Foundation

Board strives

for

a medium

-

and long

-term balance
between assets and liabilities.

As

of

31 December

2021,

the

Swiss

plan

was

in

a

surplus
situation on

an IFRS

measurement basis,

as the

fair value

of the
plan’s

assets

exceeded

the

defined

benefit

obligation

(DBO)

by
USD
3,716

million

(31 December 2020:

a

surplus

of

USD
2,739
million).

However,

a

surplus

is

only

recognized

on

the

balance
sheet to

the extent that

it does not

exceed the

estimated future
economic

benefit,

which

equals

the

difference

between

the
present

value

of

the

estimated

future

net

service

cost

and

the
present value of the estimated

future employer contributions. As
of

both

31 December

2021

and

31 December

2020,

the
estimated

future

economic

benefit

was

zero

and

hence

no

net
defined benefit asset was recognized on the balance sheet.

Changes to the Swiss pension plan in 2019
The Pension Foundation Board and UBS AG agreed to implement
measures that

took effect

from the

start of 2019

to support the
long-term

financial

stability

of

the

Swiss

pension

fund.

The
measures, among

other things, lowered

the conversion rate

and
increased

the

normal

retirement

age

from

64

to

65.

Pensions
already in payment on 1 January 2019 were not affected.
To

mitigate

the

effects

for

active

participants
,

UBS
  AG
committed to pay an

extraordinary contribution of up

to CHF
450
million

(USD

494
  million at
the

closing

exchange

rate
on
31 December

2021)

in

three

installments

in

2020,

2021

and
2022. Two

installments of

USD
143

million and

USD
152

million
paid in 2020 and

2021 reduced OCI with

no effect on the

income
statement.
The third installment, CHF
116

million (USD
127

million at the
closing exchange rate on 31 December 2021), will

be paid in the
first

quarter

of

2022.

The

regular

employer

contributions

to

be
made to the Swiss plan

in 2022 are estimated at

USD
277

million.

Consolidated financial statements | UBS AG consolidated financial statements

Note 27

Post-employment benefit plans (continued)
UK pension plan

The UK

plan is

a career

-average revalued

earnings scheme,

and
benefits increase

automatically based

on UK

price inflation.

The
normal retirement

age for

participants in

the UK plan

is
60
. The
plan provides guaranteed lifetime

pension benefits to participants
upon retirement.

The UK

plan has

been closed

to new

entrants
for more than

20 years

and, since 2013,

participants are no

longer
accruing benefits for current or

future service. Instead, employees
participate in the UK defined contribution plan.
The governance

responsibility for the

UK plan lies

jointly with
the

Pension

Trustee

Board

and

UBS
  AG
.

The

employer
contributions

to

the

pension

fund

reflect

agreed-upon

deficit
funding contributions, which

are determined on

the basis of

the
most recent actuarial

valuation using assumptions

agreed by the
Pension Trustee Board and

UBS AG. In the

event of underfunding,
UBS AG

and the

Pension Trustee

Board must

agree on

a deficit
recovery plan within

statutory deadlines. In 2021,

UBS AG made
no deficit funding contributions to the UK plan. In 2020, UBS AG made deficit funding contributions of USD
46

million.
The

plan

assets

are

invested

in

a

diversified

portfolio

of
financial assets, which

include a longevity

swap with an external
insurance

company.

This

swap

enables

the

UK

pension

plan

to
hedge

the

risk

between

expected

and

actual

longevity,

which
should mitigate volatility in the net defined

benefit asset / liability.
As of 31

December 2021, the

longevity swap had

a negative value
of USD
3

million (31 December 2020: zero).
In 2019,

UBS AG and

the Pension Trustee

Board entered

into
an

arrangement

whereby

a

collateral

pool

was

established

to
provide security for

the pension fund.

The value of

the collateral
pool as of

31 December 2021 was

USD
337

million (31 December
20 20
:

USD
347
  million )
and

includes

corporate

bonds
,
government-related debt

instruments and

other financial

assets.
The

arrangement

provides

the Pension

Trustee

Board

dedicated
access to a pool

of assets in the event

of UBS AG’s insolvency

or
not paying a required deficit funding contribution.
The

employer

contributions

to

be

made

to

the

UK

defined
benefit plan

in 2022

are estimated

at USD
5

million, subject

to
regular funding reviews during the year.
US pension plans
There are two distinct major defined benefit plans in the

US, with
a

normal retirement

age

of
65
. Both

plans

were

closed to

new
entrants

more

than

20

years

ago.

Since

they

closed,

new
employees have participated in a defined contribution plan.
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
As

required

under

applicable

pension

laws,

both

plans

have
fiduciaries

who,

together

with

UBS

AG,

are

responsible

for

the
governance of the plans.
The

plan

assets

of

both

plans

are

invested

in

diversified
portfolio s
of

finan
cial

assets.

Each

plan’s

fiduciaries

are
responsible for the

investment decisions with respect

to the plan
assets.

The

employer

contributions

to

be

made

to

the

US

defined
benefit plans in 2022 are estimated at USD
10

million.
German pension plans
There are two

defined benefit plans in

Germany,

which are both
unfunded. The normal retirement age is
65

and benefits are paid
directly by UBS AG. In

the larger of

the two plans each

participant
accrues

a

percentage

of

salary in

a

retirement

savings

account.
The accumulated account

balance of the

participant is credited

on
an annual basis

with guaranteed

interest at a

rate of
5
%. The

plan
has been closed

to new entrants

and all participants

younger than
the

age

of

55

no

longer

accrue

benefits.

In

the

other

plan,
amounts

are

accrued

annually

based

on

employee

elections
related to variable

compensation. For this plan,

the accumulated
account balance is credited on an annual basis

with a guaranteed
interest rate of
6
% for amounts accrued before 2010, of
4
% for
amounts accrued

from 2010

to 2017

and of
0.9
% for

amounts
accrued

after

2017.

Both

plans

are

subject

to

German

pension
law, whereby the responsibility to

pay pension benefits

when they
are

due resides

entirely with

UBS AG.

A portion

of the

pension
payments is directly increased in line with price inflation.

In

June

2021,

UBS

AG

implemented

a

new

funded

pension
plan

with

interest

credited

to

participants

equal

to

actual
investment returns with a guaranteed minimum of
0
%. The plan
was implemented

retrospectively for

new hires

since June

2018
and for

all eligible

active participants

younger than

55 from

July
2021.

Each

participant

accrues

a

percentage

of

salary

in

a
retirement savings account.
The employer contributions

to be made

to the German

defined
benefit plans in 2022 are estimated at USD
12

million.
Financial information by plan
The

tables

on

the

following

pages

provide

an

analysis

of

the
movement

in the

net asset

/ liability

recognized

on the

balance
sheet for defined benefit plans, as well as an analysis of amounts recognized in net profit and in
Other comprehensive incom
e.

Note 27

Post-employment benefit plans (continued)
Defined benefit plans
USD million Swiss pension plan UK pension plan
US and German
pension plans Total
2021 2020 2021 2020 2021 2020 2021 2020
Defined benefit obligation at the beginning of the year
15,619
13,809
4,162
3,654
1,905
1,820
21,686
19,283
Current service cost
285
262
0
0
6
6
291
268
Interest expense
33
40
58
73
30
45
122
159
Plan participant contributions
161
159
0
0
0
0
161
159
Remeasurements
490
677
71
449
(62)
105
498
1,231
of which: actuarial (gains) / losses due to changes in demographic assumptions
26
(53)
14
(14)
4
(34)
45
(101)
of which: actuarial (gains) / losses due to changes in financial assumptions
(385)
565
(3)
505
(78)
134
(466)
1,204
of which: experience (gains) / losses
1,2
848
165
59
(42)
12
5
919
127
Past service cost related to plan amendments
0
0
0
3
4
0
4
3
Curtailments
(49)
0
0
0
0
0
(49)
0
Benefit payments
(602)
(641)
(148)
(148)
(112)
(108)
(862)
(898)
Other movements
0
(4)
0
0
1
0
1
(4)
Foreign currency translation
(456)
1,317
(38)
132
(33)
37
(527)
1,486
Defined benefit obligation at the end of the year
15,480
15,619
4,105
4,162
1,740
1,905
21,324
21,686
of which: amounts owed to active members
8,604
8,290
150
159
222
245
8,976
8,694
of which: amounts owed to deferred members
0
0
1,593
1,879
669
743
2,262
2,622
of which: amounts owed to retirees
6,876
7,329
2,362
2,124
849
917
10,086
10,370
of which: funded plans
15,480
15,619
4,105
4,162
1,222
1,319
20,806
21,100
of which: unfunded plans
0
0
0
0
518
586
518
586
Fair value of plan assets at the beginning of the year
18,358
15,908
4,149
3,658
1,360
1,299
23,867
20,864
Return on plan assets excluding interest income
2
1,319
962
277
388
40
118
1,637
1,469
Interest income
42
48
58
73
26
38
127
159
Employer contributions

450
436
0
46
16
17
466
499
Plan participant contributions
161
159
0
0
0
0
161
159
Benefit payments
(602)
(641)
(148)
(148)
(112)
(108)
(862)
(898)
Administration expenses, taxes and premiums paid
(8)
(8)
0
0
(4)
(4)
(11)
(11)
Other movements
0
0
0
0
1
0
1
0
Foreign currency translation
(524)
1,495
(39)
132
0
0
(563)
1,626
Fair value of plan assets at the end of the year
19,196
18,358
4,297
4,149
1,329
1,360
24,821
23,867
Surplus / (deficit)
3,716
2,739
192
(13)
(411)
(545)
3,497
2,181
Asset ceiling effect at the beginning of the year
2,739
2,099
0
0
0
0
2,739
2,099
Interest expense on asset ceiling effect
8
7
0
0
0
0
8
7
Asset ceiling effect excluding interest expense and foreign currency translation on
asset ceiling effect
1,037
457
0
0
0
0
1,037
457
Foreign currency translation
(68)
176
0
0
0
0
(68)
176
Asset ceiling effect at the end of the year
3,716
2,739
0
0
0
0
3,716
2,739
Net defined benefit asset / (liability) of major plans
0
0
192
(13)
(411)
(545)
(219)
(558)
Net defined benefit asset / (liability) of remaining plans
(96)
(112)
Total net defined benefit asset / (liability)
(315)
(670)
of which: Net defined benefit asset
302
42
of which: Net defined benefit liability
3
(617)
(711)
1 Experience (gains) /

losses are a component

of actuarial remeasurements of

the defined benefit obligation

and reflect the effects

of differences between

the previous actuarial assumptions

and what has actually
occurred.

2 Includes the effect from employees being transferred between UBS AG and UBS Business Solutions during the period.

3 Refer to Note 19c.

Consolidated financial statements | UBS AG consolidated financial statements

Note 27

Post-employment benefit plans (continued)
Income statement – expenses related to defined benefit plans
1
USD million Swiss pension plan UK pension plan
US and German
pension plans Total
For the year ended 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Current service cost
285
262
0
0
6
6
291
268
Interest expense related to defined benefit obligation
33
40
58
73
30
45
122
159
Interest income related to plan assets
(42)
(48)
(58)
(73)
(26)
(38)
(127)
(159)
Interest expense on asset ceiling effect
8
7
0
0
0
0
8
7
Administration expenses, taxes and premiums paid
8
8
0
0
4
4
11
11
Past service cost related to plan amendments
0
0
0
3
4
0
4
3
Curtailments
(49)
0
0
0
0
0
(49)
0
Net periodic expenses recognized in net profit for major plans
243
269
0
3
18
18
261
289
Net periodic expenses recognized in net profit for remaining plans
2
19
17
Total net periodic expenses recognized in net profit
280
306
1 Refer to Note 6.

2 Includes differences between actual and estimated performance award accruals.
Other comprehensive income – gains / (losses) on defined benefit plans

USD million Swiss pension plan UK pension plan
US and German
pension plans Total
For the year ended 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Remeasurement of defined benefit obligation
(490)
(677)
(71)
(449)
62
(105)
(498)
(1,231)
of which: change in discount rate assumption
494
(447)
319
(504)
77
(141)
890
(1,092)
of which: change in rate of salary increase assumption
(2)
(132)
0
0
0
0
(2)
(132)
of which: change in rate of pension increase assumption
0
0
(316)
(1)
(1)
1
(317)
0
of which: change in rate of interest credit on retirement savings assumption
(110)
15
0
0
(1)
24
(110)
39
of which: change in life expectancy
0
84
9
22
(3)
50
5
156
of which: change in other actuarial assumptions
(24)
(33)
(23)
(8)
2
(34)
(45)
(75)
of which: experience gains / (losses)
1,2
(848)
(165)
(59)
42
(12)
(5)
(919)
(127)
Return on plan assets excluding interest income
1,319
962
277
388
40
118
1,637
1,469
Asset ceiling effect excluding interest expense and foreign currency translation
(1,037)
(457)
0
0
0
0
(1,037)
(457)
Total gains / (losses) recognized in other comprehensive income for major plans
(207)
(172)
207
(61)
103
14
102
(219)
Total gains / (losses) recognized in other comprehensive income for remaining plans
31
(3)
Total gains / (losses) recognized in other comprehensive income
3
133
(222)
1 Experience (gains) /

losses are a component

of actuarial remeasurements of

the defined benefit obligation

and reflect the effects

of differences between

the previous actuarial assumptions

and what has actually
occurred.

2 Includes the effect from employees being transferred between UBS AG and UBS Business Solutions during the period.

3 Refer to the “Statement of comprehensive income.”

The table below provides information about the duration of the DBO and the timing for expected benefit payments.

Swiss pension plan UK pension plan
US and German pension
plans
1
31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Duration of the defined benefit obligation (in years)
15.5
16.2
18.8
19.0
9.5
10.2
Maturity analysis of benefits expected to be paid
USD million
Benefits expected to be paid within 12 months
719
710
110
114
123
122
Benefits expected to be paid between 1 and 3 years
1,440
1,442
248
232
237
235
Benefits expected to be paid between 3 and 6 years
2,097
2,100
418
406
338
346
Benefits expected to be paid between 6 and 11 years
3,467
3,408
743
744
495
532
Benefits expected to be paid between 11 and 16 years
3,156
3,184
751
758
392
413
Benefits expected to be paid in more than 16 years
10,733
11,186
3,028
3,206
519
541
1 The duration of the defined benefit obligation represents a weighted average across US and

German plans.

Note 27

Post-employment benefit plans (continued)
Actuarial assumptions
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

Significant actuarial assumptions
Swiss pension plan UK pension plan
US and German pension
plans
1
In % 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Discount rate
0.34
0.10
1.82
1.42
2.10
1.62
Rate of salary increase
2.01
2.00
0.00
0.00
2.35
2.25
Rate of pension increase
0.00
0.00
3.32
2.89
1.80
1.70
Rate of interest credit on retirement savings

1.04
0.60
0.00
0.00
1.18
1.12
1 Represents weighted average assumptions across US and German plans.

Mortality tables and life expectancies for

major plans
Life expectancy at age 65 for a male member currently
aged 65 aged 45
Country Mortality table 31.12.21 31.12.20 31.12.21 31.12.20
Switzerland BVG 2020 G with CMI 2019 projections
21.7
21.7
23.3
23.2
UK S3PA with CMI 2020 projections
1
23.4
23.4
24.5
24.6
USA Pri-2012 with MP-2021 projection scale
2
21.9
21.8
23.3
23.2
Germany Dr. K. Heubeck 2018 G
20.5
20.8
23.2
23.6
Life expectancy at age 65 for a female member currently
aged 65 aged 45
Country Mortality table 31.12.21 31.12.20 31.12.21 31.12.20
Switzerland BVG 2020 G with CMI 2019 projections
23.4
23.4
25.0
24.9
UK S3PA with CMI 2020 projections
1
24.9
24.9
26.3
26.3
USA Pri-2012 with MP-2021 projection scale
2
23.3
23.2
24.7
24.5
Germany Dr. K. Heubeck 2018 G
23.9
24.3
26.1
26.5
1 In 2020, S3PA with CMI 2019 projections was used.

2 In 2020, Pri-2012 with MP-2020 projection scale was used.

Consolidated financial statements | UBS AG consolidated financial statements

Note 27

Post-employment benefit plans (continued)
Sensitivity analysis of significant actuarial assumptions
The table below presents a sensitivity analysis for each significant actuarial

assumption,

showing

how

the

DBO

would

have

been
affected

by

changes

in

the

relevant

actuarial

assumption

that
were reasonably

possible at

the balance

sheet date.

Unforeseen
circumstances may arise, which could

result in variations that are
outside

the

range

of

alternatives

deemed

reasonably

possible.
Caution should be used

in extrapolating the sensitivities

below on
the DBO, as the sensitivities may not be linear.

Sensitivity analysis of significant actuarial

assumptions
1
Increase / (decrease) in defined benefit obligation Swiss pension plan UK pension plan US and German pension plans
USD million 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Discount rate
Increase by 50 basis points
(975)
(1,030)
(361)
(370)
(78)
(91)
Decrease by 50 basis points
1,116
1,181
411
423
84
99
Rate of salary increase
Increase by 50 basis points
69
74
–
2
–
2
0
1
Decrease by 50 basis points
(66)
(71)
–
2
–
2
0
(1)
Rate of pension increase
Increase by 50 basis points
749
793
334
358
6
8
Decrease by 50 basis points –
3
–
3
(306)
(316)
(6)
(7)
Rate of interest credit on retirement savings
Increase by 50 basis points
134
142
–
4
–
4
8
9
Decrease by 50 basis points
(134)
5
(113)
–
4
–
4
(7)
(8)
Life expectancy
Increase in longevity by one additional year
475
566
184
182
56
60
1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

2 As the plan is closed for future
service, a change in assumption is not

applicable.

3 As the assumed rate of pension increase

was
0
% as of 31 December 2021 and as

of 31 December 2020, a downward change

in assumption is not applicable.

4 As the UK plan does not provide interest

credits on retirement savings, a change in

assumption is not applicable.

5 As of 31 December 2021,
17
% of retirement savings were subject to a legal minimum

rate of
1.00
%.

Note 27

Post-employment benefit plans (continued)
Fair value of plan assets
The tables

below

provide

information

about

the composition

and fair

value

of plan

assets

of the

Swiss,

UK, US

and German

pension

plans.

Composition and fair value of plan assets
Swiss pension plan
31.12.21 31.12.20
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD million
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
106
0
106
1
123
0
123
1
Real estate / property
Domestic
0
1,994
1,994
10
0
2,018
2,018
11
Foreign
0
328
328
2
0
186
186
1
Investment funds
Equity

Domestic
476
0
476
2
465
0
465
3
Foreign
3,510
1,498
5,009
26
3,540
1,103
4,642
25
Bonds
1
Domestic, AAA to BBB–
2,512
0
2,512
13
2,096
0
2,096
11
Foreign, AAA to BBB–
2,877
0
2,877
15
3,462
0
3,462
19
Foreign, below BBB–
742
0
742
4
734
0
734
4
Other
2,379
2,010
4,389
23
1,894
2,097
3,991
22
Other investments
377
385
762
4
373
266
640
3
Total fair value of plan assets
12,980
6,216
19,196
100
12,688
5,670
18,358
100
31.12.21 31.12.20
Total fair value of plan assets
19,196
18,358
of which:
2
Bank accounts at UBS AG
109
130
UBS AG debt instruments
16
19
UBS Group AG shares
14
13
Securities lent to UBS AG
3
608
796
Property occupied by UBS AG
52
54
Derivative financial instruments, counterparty UBS AG
3
72
84
1 The bond credit ratings are

primarily based on S&P’s credit ratings.

Ratings AAA to BBB– and below BBB– represent investment

grade and non-investment grade ratings,

respectively. In cases where credit

ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

2 Bank accounts at UBS AG encompass accounts in the name of the Swiss pension fund.

The other
positions disclosed

in the

table encompass

both direct

investments in

UBS AG

instruments and

UBS Group

AG shares

and indirect

investments, i.e.,

those made

through funds

that the

pension fund

invests in.

3 Securities lent to UBS AG and derivative

financial instruments are presented gross of any

collateral. Securities lent to UBS AG

were fully covered by collateral as

of 31 December 2021 and 31 December 2020.

Net
of collateral, derivative financial instruments amounted to USD
24

million as of 31 December 2021 (31 December 2020: negative USD
9

million).

Consolidated financial statements | UBS AG consolidated financial statements

Note 27

Post-employment benefit plans (continued)
Composition and fair value of plan assets (continued)
UK pension plan
31.12.21 31.12.20
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD million
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
147
0
147
3
195
0
195
5
Bonds
1
Domestic, AAA to BBB–
2,605
0
2,605
61
2,150
0
2,150
52
Foreign, AAA to BBB–
372
0
372
9
53
0
53
1
Foreign, below BBB–
4
0
4
0
0
0
0

0
Investment funds
Equity

Domestic
44
4
47
1
34
3
37
1
Foreign
921
0
921
21
1,077
0
1,077
26
Bonds
1
Domestic, AAA to BBB–
532
147
679
16
919
131
1,050
25
Domestic, below BBB–
12
0
12
0
47
0
47
1
Foreign, AAA to BBB–
179
0
179
4
149
0
149
4
Foreign, below BBB–
115
0
115
3
110
0
110
3
Real estate
Domestic
110
12
122
3
98
16
114
3
Foreign
6
34
40
1
0
37
37
1
Other
(313)
0
(313)
(7)
(86)
0
(86)
(2)
Insurance contracts
0
8
8
0
0
8
8
0
Derivatives
57
(3)
54
1
(3)
0
(3)
0
Asset-backed securities
0
11
11
0
0
6
6
0
Other investments
2
(717)
10
(707)
(16)
(803)
9
(794)
(19)
Total fair value of plan assets
4,074
223
4,297
100
3,940
209
4,149
100
1 The bond credit ratings are

primarily based on S&P’s credit ratings.

Ratings AAA to BBB– and below BBB– represent

investment grade and non-investment grade

ratings, respectively. In

cases where credit ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

2 Mainly relates to repurchase arrangements on UK treasury bonds.

Note 27

Post-employment benefit plans (continued)
Composition and fair value of plan assets (continued)
US and German pension plans
31.12.21 31.12.20
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD million
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
11
0
11
1
38
0
38
3
Equity
Domestic
79
0
79
6
0
0
0
0
Foreign
31
0
31
2
0
0
0
0
Bonds
1
Domestic, AAA to BBB–
486
0
486
37
490
0
490
36
Domestic, below BBB–
17
0
17
1
7
0
7
0
Foreign, AAA to BBB–
97
0
97
7
99
0
99
7
Foreign, below BBB–
6
0
6
0
1
0
1
0
Investment funds
Equity

Domestic
3
0
3
0
210
0
210
15
Foreign
56
0
56
4
169
0
169
12
Bonds
1
Domestic, AAA to BBB–
269
0
269
20
195
0
195
14
Domestic, below BBB–
147
0
147
11
34
0
34
2
Foreign, AAA to BBB–
11
0
11
1
19
0
19
1
Foreign, below BBB–
2
0
2
0
3
0
3
0
Real estate
Domestic
0
9
9
1
0
14
14
1
Other
99
0
99
7
79
0
79
6
Insurance contracts
0
1
1
0
0
1
1
0
Other investments

5

0

5

0

0

0

0

0
Total fair value of plan assets
1,319
10
1,329
100
1,345
15
1,360
100
1 The bond credit ratings are

primarily based on S&P’s credit ratings.

Ratings AAA to BBB– and below BBB– represent

investment grade and non-investment grade

ratings, respectively. In

cases where credit ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

Consolidated financial statements | UBS AG consolidated financial statements

Note 27

Post-employment benefit plans (continued)
b) Defined contribution plans
UBS AG

sponsors a

number of

defined contribution

plans, with
the

most

significant

plans

in

the

US

and

the

UK.

UBS

AG’s
obligation is limited to its contributions made in accordance with
each plan, which

may include direct

contributions and matching
contributions.

Employer

contributions

to

defined

contribution
plans are recognized as an expense.

Expenses related to defined contribution

plans
For the year ended
USD million 31.12.21 31.12.20 31.12.19
US plan
198
190
173
UK plan
41
36
34
Remaining plans
64
65
71
Total
1
303
291
278
1 Refer to Note 6.
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
Also, UBS AG

leases certain properties

that are owned

by the
Swiss

pension

fund.

As

of

31 December

2021,

the

minimum
commitment

toward

the

Swiss

pension

fund

under

the

related
leases

was

approximately
USD
5
  million   (31
December

20
20 :
USD
6

million).
›
Refer to the “Composition and fair value

of plan assets” table in
Note 27a for more information about fair value

of investments
in UBS AG and UBS Group AG instruments

held by the Swiss
pension fund

The following amounts have been received or paid by UBS AG
from

and

to

the

post-employment

benefit

plans

located

in
Switzerland,

the

UK,

the

US

and

Germany

in

respect

of

these
banking activities and arrangements.

Related-party disclosure
For the year ended
USD million 31.12.21 31.12.20 31.12.19
Received by UBS AG
Fees
22
19
19
Paid by UBS AG
Rent
2
3
2
Dividends, capital repayments and interest
5
10
10

The transaction volumes in UBS Group AG shares

and UBS AG debt instruments and the

balances of UBS Group AG shares held were:

Transaction volumes – UBS Group AG shares and UBS AG debt instruments
For the year ended
31.12.21 31.12.20
Financial instruments bought by pension funds
UBS Group AG shares (in thousands of shares)
847
1,677
UBS AG debt instruments (par values, USD million)
22
16
Financial instruments sold by pension funds or matured
UBS Group AG shares (in thousands of shares)
1,505
2,556
UBS AG debt instruments (par values, USD million)
22
4
UBS Group AG shares held by post-employment

benefit plans
31.12.21 31.12.20
Number of shares (in thousands of shares)
13,456
14,112
Fair value (USD million)
241
199

Note 28

Employee benefits: variable compensation

a) Plans offered
UBS

has

several

share-based

and

other

deferred

compensation
plans

that

align

the

interests

of

Group

Executive

Board

(GEB)
members and other employees with the interests of investors.

Share-based awards are granted in the form of notional shares and, where

permitted,

carry a dividend

equivalent

that may be

paid
in

notional

shares

or

cash.

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

plans
Mandatory

deferred

compensation

plans
The Long-Term Incentive Plan
The

Long-Term

Incentive

Plan

(LTIP)

is

a

mandatory

deferred
share-based

compensation plan

for senior

leaders of

the Group
(i.e., GEB members and selected senior management).
The number of notional

shares delivered at

vesting depends on
two

equally

weighted

performan
ce

metrics

over

a

three
- year
performance

period:

reported

return

on

common

equity

tier

1
capital and relative

total shareholder return,

which measures the
performance

of

UBS

against

an

index

of

Global

Systemically
Important Banks as determined by the Financial Stability Board.

The final number of shares will vest in three

equal installments in
each of the three years

following the performance period for

GEB
members, and cliff

vest in the

first year

following the performance
period for selected senior management.
The Equity

Ownership

Plan
The

Equity

Ownership

Plan

(EOP)

is

a

deferred

share-based
compensation

plan

for

employees

who

are

subject

to

deferral
requirements but

do not

receive LTIP

awards. Vesting

under the
EOP

generally

occurs

in

equal

installments

two

and

three

years
after

grant,

subject

to

continued

employment

and,

in

certain
cases, achievement of defined performance conditions.

Asset Management employees receive some or all of

their EOP

in

the

form

of

cash-settled

notional

investment

funds.

The
amount

delivered

depends

on

the

value

of

the

underlying
investment funds at the time of vesting.

The Deferred

Contingent

Capital

Plan
The

Deferred

Contingent

Capital

Plan

(DCCP)

is

a

deferred
compensation plan for all

employees who are

subject to deferral
requirements.

Such employees

are awarded

notional additional

tier
1 (AT1) capital

instruments,

which, at

the discretion

of UBS, can

be
settled as a cash

payment or a perpetual, marketable AT1

capital
instrument. DCCP

awards

generally

vest

in

full

after

five

years,
unless the

award is

written down

following the

occurrence of

a
viability

event (as

defined under

the terms

of an AT1 instrument)

or
if the

Group’s CET1 capital

ratio falls below

a defined

threshold.
Additional performance

conditions

apply to GEB

members.
Interest payments

on DCCP awards

are paid at the

discretion of
UBS.

Where interest

payments

are not

permitted,

such

as for

certain
regulated employees,

the DCCP

award reflects

the fair value

of the
granted non-interest-bearing

award.
Financial advisor variable compensation
In
line

with

market

prac
tice

for

US

wealth

management
businesses, the compensation for US financial advisors in Global
Wealth Management

predominantly includes

production payout
and

deferred

compensation

awards.

Production

payout

is
primarily based

on compensable revenue.

Financial advisors

may
also qualify

for deferred

compensation awards,

which generally
vest over

a six-year

period. These

awards are

based on

strategic
performance

measures,

including

production

and

length

of
service

with

UBS.

Production

payout

rates

and

deferred
compensation awards

may be

reduced for,

among other

things,
errors,

negligence or

carelessness, or

failure to

comply with

the
firm’s

rules,

standards,

practices

and

/

or

policies,

and

/

or
applicable laws and regulations.

Financial advisor

compensation also

includes expenses

related
to

compensation

commitments

with

financial

advisors

entered
into

at

the

time

of

recruitment

that

are

subject

to

vesting
requirements.

Consolidated financial statements | UBS AG consolidated financial statements

Note 28

Employee benefits: variable compensation (continued)

b) Effect on the income statement
Effect

on the

income

statement

for the

financial

year and

future
periods
The table

below

provides

information

about

compensation

expenses
related to

total variable compensation, including financial advisor
variable compensation,

that were

recognized in the

financial year
ended 31 December

2021, as well as expenses

that were deferred
and will be

recognized

in the income

statement

for 2022 and

later.
The majority

of expenses

deferred

to 2022

and later

that are

related
to the

2021

performance

year

pertain

to awards

granted

in February
2022.

The total

unamortized compensation

expense for unvested
share -
based

awards

granted

up

to

31
  December   2021
will

be
recognized

in future periods

over a weighted

average

period of
2.5
years.

Variable compensation including financial advisor variable

compensation
Expenses recognized in 2021 Expenses deferred to 2022 and later
1
USD million
Related to the
2021
performance
year
Related to prior
performance
years Total
Related to the
2021
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,136
(8)
2,128
0
0
0
Deferred compensation awards
389
399
788
767
606
1,373
of which: Equity Ownership Plan
175
174
350
374
180
553
of which: Deferred Contingent Capital Plan
134
151
285
290
318
608
of which: Long-Term Incentive Plan
51
17
69
48
32
79
of which: Asset Management EOP
29
55
84
56
77
133
Variable compensation – performance awards
2,525
391
2,916
767
606
1,373
Variable compensation – other
2
163
33
196
210
178
388
Total variable compensation excluding financial advisor variable compensation
2,688
424
3,112
978
784
1,762
Financial advisor variable compensation
4,134
248
4,382
434
641
1,075
of which: non-deferred cash
3,858
(6)
3,853
0
0
0
of which: deferred share-based awards
106
51
157
123
146
269
of which: deferred cash-based awards
170
202
372
311
495
806
Compensation commitments with recruited financial advisors
3
41
438
479
662
1,682
2,344
Total FA variable compensation
4,175
685
4,860
1,097
2,323
3,419
Total variable compensation including FA variable compensation
6,863
1,109
7,973
4
2,074
3,107
5,181
1 Estimate as

of 31 December

2021. Actual

amounts to be

expensed in future

periods may vary,

e.g., due

to forfeiture of

awards.

2 Consists of

replacement payments,

forfeiture credits,

severance payments,
retention plan payments and interest

expense related to the Deferred Contingent

Capital Plan.

3 Reflects expenses related to

compensation commitments with financial advisors entered into at the time of recruitment
that are subject to

vesting requirements. Amounts

reflected as deferred expenses

represent the maximum

deferred exposure as of

the balance sheet date.

Amounts in the “Related

to the 2021 performance

year”
columns represent commitments entered into

in 2021.

4 Includes USD
631

million in expenses related to share-based

compensation (performance awards: USD
419

million; other variable compensation:

USD
56
million; financial advisor compensation: USD
157

million). A further USD
77

million in expenses related to share-based compensation was recognized within other expense categories included in Note 6 (salaries: USD
5

million related to role-based allowances; social security: USD
59

million; other personnel expenses: USD
13

million related to the Equity Plus Plan).

Note 28

Employee benefits: variable compensation (continued)
Variable compensation including financial advisor variable

compensation (continued)
Expenses recognized in 2020 Expenses deferred to 2021 and later
1
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
Variable compensation – other
2
109
92
201
176
189
364
Total variable compensation excluding financial advisor variable compensation
2,387
768
3,155
909
465
1,375
Financial advisor variable compensation
3,356
233
3,589
350
602
952
of which: non-deferred cash
3,154
0
3,154
0
0
0
of which: deferred share-based awards
69
50
119
79
135
214
of which: deferred cash-based awards
133
183
316
271
467
738
Compensation commitments with recruited financial advisors
3
22
480
502
473
1,682
2,155
Total FA variable compensation
3,378
713
4,091
822
2,284
3,106
Total variable compensation including FA variable compensation
5,765
1,481
7,246
4
1,732
2,749
4,481
1 Estimate as of 31

December 2020. Actual amounts to be

expensed in future periods may vary, e.g., due to forfeiture of awards.

2 Consists of replacement payments, forfeiture credits, severance payments, retention plan payments and interest expense related

to the Deferred Contingent Capital Plan.

3 Reflects expenses related to compensation

commitments with financial advisors entered

into at the time of recruitment

that
are subject to vesting requirements. Amounts reflected as deferred expenses represent the maximum deferred exposure as of the balance sheet date.

Amounts in the “Related to the 2020 performance year” columns represent commitments entered into

in 2020.

4 Includes USD
666

million in expenses related

to share-based compensation

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

compensation (continued)
Expenses recognized in 2019 Expenses deferred to 2020 and later
1
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
Variable compensation – other
2
140
85
225
115
228
343
Total variable compensation excluding financial advisor variable compensation
2,133
638
2,770
528
820
1,348
Financial advisor variable compensation
3,233
268
3,501
197
710
907
of which: non-deferred cash
3,064
0
3,064
0
0
0
of which: deferred share-based awards
57
48
106
54
130
183
of which: deferred cash-based awards
112
219
331
144
580
724
Compensation commitments with recruited financial advisors
3
32
510
542
350
1,617
1,967
Total FA variable compensation
3,265
778
4,043
548
2,327
2,874
Total variable compensation including FA variable compensation
5,398
1,416
6,814
4
1,076
3,146
4,222
1 Estimate as of 31 December 2019. Actual amounts expensed may vary, e.g.,

due to forfeiture of awards.

2 Consists of replacement payments, forfeiture credits, severance payments,

retention plan payments and
interest expense related to the Deferred Contingent Capital Plan.

3 Reflects expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements. Amounts reflected as deferred expenses

represent the maximum deferred exposure

as of the balance sheet

date.

Amounts in the “Related to

the 2019 performance year”

columns represent commitments
entered into in

2019.

4 Includes USD
595

million in expenses related

to share-based compensation (performance

awards: USD
448

million; other variable compensation: USD
42

million; financial advisor compensation:
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

Note 28

Employee benefits: variable compensation (continued)

c) Outstanding share-based compensation awards
Share and performance share awards
Movements in outstanding share-based awards under the EOP during 2021 and 2020 are provided in the table below.
The awards presented are granted by UBS AG, but are based on UBS Group AG shares.

Movements in outstanding share-based compensation

awards

Number of shares
2021
Weighted

average grant

date fair

value (USD)
Number of shares
2020
Weighted

average grant

date fair

value (USD)
Outstanding, at the beginning of the year
54,557
13
90,443
14
Awarded during the year
278,756
15
19,229
11
Distributed during the year
(24,176)
13
(55,114)
14
Forfeited during the year
(13,215)
15
0
0
Outstanding, at the end of the year
295,921
15
54,557
13
of which: shares vested for accounting purposes
116,775
53,216

The total carrying amount of the liability related to cash-settled share-based awards as of 31 December 2021 and 31 December 2020 was USD
3

million and USD
1

million, respectively.
d) Valuation
UBS share awards
UBS

measures

compensation

expense

based

on

the

average
market price

of UBS

shares on

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

Note 29

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
Commission (the SEC).
Individually significant subsidiaries
The table below lists UBS AG’s individually significant subsidiaries as of

31 December 2021.

Unless otherwise

stated, the

subsidiaries
listed below have share capital

consisting solely of ordinary

shares
held entirely by UBS

AG, and the

proportion of ownership

interest
held is equal to the voting rights held by UBS AG.

The country where the respective registered office is located is also the

principal place

of business.

UBS AG

operates through

a
global branch network and

a significant proportion of

its business
activity is conducted outside Switzerland, including in

the UK, the
US, Singapore, Hong Kong SAR and other countries.

UBS Europe
SE has

branches and

offices in

a number

of EU

Member States,
including Germany, Italy,

Luxembourg and Spain.

Share capital is
provided in the currency of the legally registered office.

Individually significant subsidiaries

of UBS AG as of 31 December 2021
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
UBS Americas Holding LLC
Wilmington, Delaware, USA
Group Functions
USD
4,150.0
2
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
1,283.1
3
100.0
UBS Switzerland AG
Zurich, Switzerland
Personal & Corporate Banking
CHF
10.0
100.0
1 Includes direct and indirect subsidiaries of UBS AG.

2 Consists of common share capital of USD
1,000

and non-voting preferred share capital of USD
4,150,000,000
.

3 Consists of common share capital of USD
100,000

and non-voting preferred share capital of USD
1,283,000,000
.

Consolidated financial statements | UBS AG consolidated financial statements

Note 29

Interests in subsidiaries and other entities (continued)
Other subsidiaries
The table below lists

other direct and

indirect subsidiaries of

UBS AG that are

not individually significant but

contribute to UBS AG’s
total assets and aggregated profit before tax thresholds and are thus disclosed in accordance with requirements set by the SEC.

Other subsidiaries of UBS AG as of 31

December 2021
Company Registered office Primary business Share capital in million
Equity interest

accumulated in %
UBS Asset Management (Americas) Inc.
Wilmington, Delaware, USA
Asset Management
USD
0.0
100.0
UBS Asset Management (Hong Kong) Limited
Hong Kong SAR, China

Asset Management
HKD
254.0
100.0
UBS Asset Management Life Ltd
London, United Kingdom
Asset Management
GBP
15.0
100.0
UBS Asset Management Switzerland AG
Zurich, Switzerland
Asset Management
CHF
0.5
100.0
UBS Business Solutions US LLC
Wilmington, Delaware, USA
Group Functions
USD
0.0
100.0
UBS Credit Corp.
Wilmington, Delaware, USA
Global Wealth Management
USD
0.0
100.0
UBS (France) S.A.
Paris, France
Global Wealth Management
EUR
133.0
100.0
UBS Fund Management (Luxembourg) S.A.
Luxembourg, Luxembourg
Asset Management
EUR
13.0
100.0
UBS Fund Management (Switzerland) AG
Basel, Switzerland
Asset Management
CHF
1.0
100.0
UBS (Monaco) S.A.
Monte Carlo, Monaco
Global Wealth Management
EUR
49.2
100.0
UBS O‘Connor LLC
Wilmington, Delaware, USA
Asset Management
USD
1.0
100.0
UBS Realty Investors LLC
Boston, Massachusetts, USA
Asset Management
USD
9.0
100.0
UBS Securities Australia Ltd
Sydney, Australia
Investment Bank
AUD
0.3
1
100.0
UBS Securities Hong Kong Limited
Hong Kong SAR, China

Investment Bank
HKD
4,154.2
100.0
UBS Securities Japan Co., Ltd.
Tokyo, Japan
Investment Bank
JPY
34,708.7
100.0
UBS SuMi TRUST Wealth Management Co., Ltd.
Tokyo, Japan
Global Wealth Management
JPY
5,165.0
51.0
1 Includes a nominal amount relating to redeemable preference shares.

Consolidated structured entities
Consolidated structured

entities (SEs)

include certain

investment
funds, securitization

vehicles and client

investment vehicles.

UBS
AG has no individually significant subsidiaries that are SEs.
In 2021 and 2020, UBS AG

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

Note 29

Interests in subsidiaries and other entities (continued)

b) Interests in associates and joint ventures
As of 31 December 2021 and 2020, no associate or joint venture was

individually

material

to
UBS

AG
. Also
,

there

were

no
significant restrictions on the ability of

associates or joint ventures
to transfer

funds to

UBS AG

or its subsidiaries

as cash

dividends
or

to

repay

loans

or

advances

made.

There

were

no

quoted
market prices for any associates or joint ventures of UBS AG.

Investments in associates and joint ventures
USD million 2021 2020
Carrying amount at the beginning of the year
1,557
1,051
Additions
1
388
Reclassifications
1
(386)
0
Share of comprehensive income
150
83
of which: share of net profit
2
105
84
of which: share of other comprehensive income
3
45
(1)
Share of changes in retained earnings
1
(40)
Dividends received
(39)
(33)
Foreign currency translation
(39)
108
Carrying amount at the end of the year
1,243
1,557
of which: associates
1,200
1,513
of which: SIX Group AG, Zurich
4
1,043
965
of which: Clearstream Fund Centre AG, Zurich
1
399
of which: other associates
157
150
of which: joint ventures
43
44
1 In the second quarter

of 2021, UBS reclassified

its minority investment (
48.8
%) in Clearstream Fund

Centre AG (previously Fondcenter

AG) of USD
386

million to Properties and other

non-current assets held for
sale and sold the investment in the same quarter. Refer to Note 30 for more information.

2 For 2021, consists of USD
79

million from associates and USD
26

million from joint ventures. For 2020, consists of USD
64
million from associates

and USD
19

million from joint

ventures.

3 For 2021,

consists of USD
44

million from associates

and USD
1

million from joint

ventures. For

2020, consists of

negative USD
1

million from
associates.

4 In 2021, UBS AG’s equity interest amounted to
17.31
%. UBS AG is represented on the Board of Directors.

Consolidated financial statements | UBS AG consolidated financial statements

Note 29

Interests in subsidiaries and other entities (continued)

c) Unconsolidated structured entities
UBS AG is considered

to sponsor another entity

if, in addition to
ongoing

involvement

with
the
entity,

it

had

a

key

role

in
establishing

that

entity

or

in

bringing

together

relevant
counterparties

for a

transaction facilitated

by the

entity.

During
2021 , U
BS

AG

sponsored

the

creation

of

various

SEs

and
interacted

with

a

number

of

non-sponsored

SEs,

including
securitization

vehicles,

client

vehicles

and

certain

investment
funds, that UBS AG did not consolidate as of 31 December 2021 because it did not control

them.

Interests in unconsolidated structured entities
The

table

below

presents

UBS

AG’s

interests

in

and

maximum
exposure

to

loss

from

unconsolidated

SEs,

as

well

as

the

total
assets held

by the

SEs in

which UBS

had an

interest as

of year-
end,

except for

investment funds sponsored

by third

parties, for
which the

carrying amount

of UBS

AG’s interest

as of

year-end
has been disclosed.

Sponsored

unconsolidated

structured

entities

in

which

UBS

did
not have an interest at year-end
During

2021

and

2020,

UBS

AG

did

not

earn

material

income
from sponsored

unconsolidated SEs

in which

UBS AG

did not

have
an interest at year-end.
During

2021

and

2020,

UBS

AG

and

third

parties

did

not
transfer any

assets into

sponsored securitization

vehicles created
in the year. UBS AG and

third parties transferred assets, alongside
deposits

and

debt

issuances

(which

are

assets

from

the
perspective

of

the

vehicle),

of

USD
1

billion

and

USD
2

billion,
respectively, into sponsored client vehicles created in 2021 (2020:
USD
0

billion

and

USD
9

billion,

respectively).

For

sponsored
investment

funds, transfers

arose during

the period

as investors
invested

and

redeemed

positions,

thereby

changing

the

overall
size

of

the

funds,

which,

when

combined

with

market
movements, resulted in

a total closing net

asset value of

USD
46
billion (31 December 2020: USD
37

billion).

Interests in unconsolidated structured entities
31.12.21
USD million, except where indicated
Securitization
vehicles
Client
vehicles
Investment
funds Total
Maximum
exposure to loss
1
Financial assets at fair value held for trading
246
162
6,743
7,151
7,151
Derivative financial instruments
5
45
155
205
205
Loans and advances to customers
125
125
125
Financial assets at fair value not held for trading
35
100
135
135
Financial assets measured at fair value through other comprehensive income
324
4,525
4,849
4,849
Other financial assets measured at amortized cost
0
2
0
1
250
Total assets
610
3
4,732
7,124
12,466
Derivative financial instruments
2
11
281
294
Total liabilities
2
11
281
294
Assets held by the unconsolidated structured entities in which UBS AG had an
interest (USD billion)
30
4
81
5
103
6
31.12.20
USD million, except where indicated
Securitization
vehicles
Client
vehicles
Investment
funds Total
Maximum
exposure to loss
1
Financial assets at fair value held for trading
375
131
7,595
8,101
8,101
Derivative financial instruments
6
49
158
213
211
Loans and advances to customers
179
179
179
Financial assets at fair value not held for trading
35
1
2
73
109
109
Financial assets measured at fair value through other comprehensive income
6,624
6,624
6,624
Other financial assets measured at amortized cost
0
2
0
250
Total assets
416
3
6,805
8,005
15,227
Derivative financial instruments
3
11
376
390
0
Total liabilities
3
11
376
390
Assets held by the unconsolidated structured entities in which UBS AG had an
interest (USD billion)
39
4
136
5
89
6
1 For the purpose of this disclosure, maximum exposure to loss amounts do not consider the risk-reducing effects of collateral or other credit enhancements.

2 Represents the carrying amount of loan commitments.
The maximum exposure to loss for these instruments is equal

to the notional amount.

3 As of 31 December 2021, USD
0.1

billion of the USD
0.6

billion (31 December 2020: USD
0.2

billion of the USD
0.4

billion)
was held in Group Functions – Non-core and Legacy Portfolio.

4 Represents the principal amount outstanding.

5 Represents the market value of total assets.

6 Represents the net asset value of the investment
funds sponsored by

UBS AG and

the carrying amount

of UBS AG’s

interests in the

investment funds

not sponsored by

UBS AG.

In 2021, UBS

AG updated

the presentation of

this table to

remove its interests

in
unconsolidated structured investment funds and the corresponding total asset information, where UBS AG’s interest is driven solely from UBS AG’s role as the fund’s

investment manager and the fees it receives. This
information is now separately disclosed in the accompanying text on the following page. Prior-period information has been aligned with this new presentation.

Note 29

Interests in subsidiaries and other entities (continued)
UBS AG retains or purchases interests in unconsolidated SEs in the form

of direct

investments, financing,

guarantees, letters

of
credit,

derivatives,

as

well

as

through

management

contracts.
UBS AG’s

maximum

exposure

to

loss

is

generally

equal

to

the
carrying amount of UBS

AG’s interest in the SE,

with this subject
to change over time with market movements. Guarantees,

letters
of

credit

and

credit

derivatives

are

an

exception,

with

the
contract’s notional

amount, adjusted

for losses already

incurred,
representing the maximum loss that UBS AG is exposed to.
The

maximum exposure

to loss

disclosed in

the table

on the
previous

page

does

not

reflect
UBS

AG’s

risk

management
activities, including effects from

financial instruments that may

be
used to economically

hedge risks inherent

in the unconsolidated
SE

or

risk-reducing

effects

of

collateral

or

other

credit
enhancements.
In 2021 and

2020, UBS AG

did not provide

support, financial
or

otherwise,

to

an

unconsolidated

SE

when

not

contractually
obligated to do so, nor does UBS AG have any intention to do so in the future.
In

2021

and

2020,

income

and

expenses

from

interests

in
unconsolidated

SEs

primarily

resulted

from

mark-to-market
movements

recognized

in
Other

net

income

from

financial
instruments

measured at fair

value through profit

of loss
, which
have generally been

hedged with other financial

instruments, as
well

as

fee

and

commission

income

received

from

UBS-
sponsored

funds.
Interests in securitization vehicles
As of

31 December 2021

and 31 December

2020, UBS AG

held
interests,

both

retained

and

acquired,

in

various

securitization
vehicles that relate

to financing, underwriting, secondary

market
and derivative trading activities.
The numbers

outlined in

the table

on the previous

page may
differ

from

the

securitization

positions

presented

in

the
31   December 2021 Pillar   3 R eport
,

available

under

“Pillar
  3
disclosures”

at
ubs.com/investors
,

for

the

following

reasons:
(i) exclusion

of synthetic

securitizations

transacted

with entities
that are not SEs

and transactions

in which UBS

AG did not have
an

interest

because

it

did

not

absorb

any

risk;

(ii)

a

different
measurement

basis

in certain

cases

(e.g.,

IFRS

carrying

amount
within

the previous

table

compared

with net

exposure

amount
at default for

Pillar 3 disclosures)

;

and (iii) different

classification
of vehicles viewed

as sponsored by UBS

AG versus sponsored

by
third parties.
›
Refer to the 31 December 2021 Pillar 3

Report,

available under
“Pillar 3 disclosures” at ubs.com/investors ,   for more information
Interests in client vehicles
Client

vehicles are

established predominantly

for

clients to

gain
exposure

to specific

assets or

risk exposures.

Such vehicles

may
enter

into

derivative

agreements,

with

UBS

or

a

third

party,

to
align

the

cash

flows

of

the

entity

with

the

investor’s

intended
investment objective,

or to introduce other

desired risk exposures.

As

of

31 December

2021

and

31 December

2020,

UBS

AG
retained

interests

in

client

vehicles

sponsored

by

UBS

and

third
parties that

relate to

financing, secondary

market and

derivative
trading activities, and to hedge structured product offerings.
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

fees based,

in whole
or

part,

on

the

net

asset

value

of

the

fund

and
  /
or

the
performance of the fund. The specific fee structure is determined based on various

market factors and considers

the fund’s nature
and

the

jurisdiction

of

incorporation,

as

well

as

fee

schedules
negotiated with clients. These

fee contracts represent an interest
in

the

fund,

as

they

align

UBS

AG’s

exposure

with

investors,
providing

a

variable

return

based

on

the

performance

of

the
entity. Depending on the structure of

the fund, these fees may

be
collected

directly

from

the

fund
’s
assets

and
  /
or

from

the
investors. Any

amounts due are

collected on

a regular

basis and
are

generally

backed

by

the

fund’s

assets.

Therefore

interest

in
such

funds

is

not

represented

by

the

on-balance

sheet

fee
receivable but rather by the

future exposure to variable fees. The
total

assets

of

such

funds

were

USD
425

billion

and

USD
395
billion as   of   31   December 2021
and

31
  De cember 2020,
respectively,

and

have

been

excluded

from

the

table

on

the
previous page. UBS AG

did not have any

material exposure to loss
from

these

interests

as

of

31
  December 2021
or

as

of
31 December 2020.

Consolidated financial statements | UBS AG consolidated financial statements

Note 30

Changes in organization and acquisitions and disposals of subsidiaries and businesses

Strategic partnership with Sumitomo Mitsui Trust Holdings
In

2019,

UBS

AG

entered

into

a

strategic

wealth

management
partnership

in

Japan

with

Sumitomo

Mitsui Trust

Holdings, Inc.
(SuMi

Trust

Holdings).

In

January

2020,

the

first

phase

was
launched, with

operations commencing in

the joint

venture that
was established

to promote

the respective

services. At

the time,
UBS

AG

and

SuMi

Trust

Holdings

also

started

offering

each
other’s products and services to their respective clients.
In

the

third

quarter

of

2021,

the

second

phase

of

the
partnership was completed, with the

launch of a new operational
partnership

entity,

UBS

SuMi

TRUST

Wealth

Management

Co.,
Ltd., which

is
51
%-owned and

controlled by

UBS AG,

requiring
UBS

AG

to

consolidate

this

entity.

The

new

entity

offers

global
securities and wealth management capabilities,

together with the
custody, real

estate, inheritance

and wealth

transfer expertise of
a

Japanese

trust

banking

group.

Upon

completion

of

this
transaction in

the third

quarter of

2021, shareholders’

equity of
UBS AG increased by USD
155

million, with no effect on profit or
loss.
Disposals of subsidiaries and businesses
Sale of remaining investment in Clearstream Fund Centre AG
In the second

quarter of 2021,

UBS AG sold

its remaining minority
investment in Clearstream Fund Centre

AG to Deutsche Börse

AG
for

CHF
390

million.

The

transaction

followed

the

sale

of

a
majority

investment

and

successful

transfer

of

control

of
Fondcenter

AG

to

Deutsche

Börse

AG

in

2020,

when

UBS

AG
recognized

a

post-tax gain

on sale

of

USD
631

million

in
Other
income
. The sale of

the remaining
48.8
% investment resulted

in
a post-tax gain of USD
37

million in 2021, which was recognized
in
Other income
, with no

associated net tax

expense. Long-term
commercial

cooperation

arrangements

remain

in

place

for

the
provision

of

services

by

Clearstream

to

UBS,

including

jointly
servicing banks and insurance companies.
Sale of wealth management business in Austria
In

the third

quarter

of 2021,

UBS AG

completed the

sale of

its
domestic wealth management

business in Austria

to LGT. The sale
resulted

in

a

pre-tax

gain

of

USD
100

million,

which

was
recognized

in
Other

income
,

and

an

associated

tax

expense

of
USD
25

million.
Sale of wealth management business in Spain in 2022
In October 2021,

UBS AG signed

an agreement to

sell its

domestic
wealth

management

business

in

Spain

to

Singular

Bank.

The
agreement

includes

the

transition

of

employees,

client
relationships,

products

and services

of

the

wealth management
business

of

UBS

AG

in

Spain.

The

transaction

is

subject

to
customary closing conditions and is expected to close in the third quarter of 2022.
As

of

31 December

2021,

the

assets

and

liabilities

of

the
business

were

presented

in

Global

Wealth

Management

as

a
disposal group held for sale within
Other non-financial assets

and
Other non-financial

liabilities

and amounted

to USD
647

million
and

USD

823

million,

respectively.

Upon

the

closing

of

the
transaction,

UBS
AG
expects

to

record

a

pre
-
tax

gain

of
approximately USD
0.2

billion.
Sale of UBS Swiss Financial Advisers AG in 2022
In December 2021,

UBS AG signed

an agreement to sell

its wholly
owned

subsidiary

UBS

Swiss

Financial

Advisers

AG

(SFA)

to
Vontobel.

SFA

is

an

SEC-registered

investment

advisor

and
FINMA-licensed

securities

firm

that

offers

US

clients

tailored
investment

solutions

in

a

Switzerland-based

environment.

The
transaction

is

subject

to

customary

closing

conditions

and
regulatory approvals and is

expected to close in the

third quarter
of 2022.
As

of

31 December

2021,

the

assets

and

liabilities

that

are
subject

to

the

transaction
were
presented

in

Global

Wealth
Management as a disposal group held for sale within
Other non-
financial assets

and
Other non-financial

liabilities

and amounted
to USD
446

million and

USD
475

million, respectively.

Upon the
closing

of

the

transaction,

UBS

AG

does

not

expect

a

material
effect on profit or loss or shareholders’ equity.
Acquisitions of subsidiaries and businesses in 2022
Acquisition of Wealthfront in 2022
In January

2022, UBS

AG entered

into an

agreement to

acquire
Wealthfront,

an

industry-leading

digital

wealth

management
provider,

for

a

cash

consideration

of

USD
1.4

billion.

The
acquisition is aligned with UBS’s growth strategy

in the Americas,
will broaden

our reach

among affluent

investors and

will add

a
new

digital-first

offering

increasing

our

distribution

capabilities.
The

transaction

is

subject

to

customary

closing

conditions,
including

regulatory

approvals,

and

is

expected

to

close

in

the
second

half

of

2022.

Upon

the

closing

of

the

transaction,
Wealthfront

will become

a wholly

owned subsidiary

of UBS

AG
and UBS

AG expects

to recognize

additional goodwill

and other
intangible assets of approximately USD
1.2

billion.

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

Remuneration of key management

personnel
USD million, except where indicated 31.12.21 31.12.20 31.12.19
Base salaries and other cash payments
1
30
31
30
Incentive awards – cash
2
17
17
13
Annual incentive award under DCCP
26
26
20
Employer’s contributions to retirement benefit plans
2
2
2
Benefits in kind, fringe benefits (at market value)
1
1
1
Share-based compensation
3
45
45
34
Total
122
122
101
Total (CHF million)
4
112
115
101
1 May include role-based allowances in line with market practice and regulatory requirements.

2 The cash portion may also include blocked

shares in line with regulatory requirements.

3 Compensation expense
is based on

the share price

on grant date

taking into account

performance conditions.

Refer to Note

27 for more

information. For

EB members, share

-based compensation for

2021, 2020 and

2019 was

entirely
composed of LTIP

awards. For the

Chairman of the BoD, the

share-based compensation for 2021, 2020

and 2019 was entirely composed

of UBS shares.

4 Swiss franc amounts disclosed represent

the respective
US dollar amounts translated at the applicable performance award currency exchange rates (2021: USD

/ CHF
0.92
; 2020: USD / CHF
0.94
; 2019: USD / CHF
0.99
).

The independent members

of the BoD

do not have

employment
or

service

contracts

with

UBS

AG,

and

thus

are

not

entitled

to
benefits upon termination

of their service

on the BoD.

Payments
to these

individuals for their

services as external

board members
amounted to USD
7.5

million (CHF
6.9

million) in 2021, USD
7.0
million

(CHF
6.6

million)

in

2020

and

USD
7.3

million

(CHF
7.3
million) in 2019.

b) Equity holdings of key management personnel
Equity holdings of key management personnel
1
31.12.21 31.12.20
Number of shares held by members of the BoD, EB and parties closely linked to them
2
4,175,515
4,956,640
1 No options were held in 2021 and 2020 by non-independent members of the BoD and any GEB member or any of its related

parties.

2 Excludes shares granted under variable

compensation plans with forfeiture
provisions.

Of

the

share

totals

above,

no

shares

were

held

by

close

family
members of

key management

personnel on

31 December 2021
and 31 December 2020. No shares were

held by entities that are
directly

or

indirectly

controlled

or

jointly

controlled

by

key
management

personnel

or

their

close

family

members

on
31 December 2021 and

31 December 2020. As

of 31 December
2021,

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

Loans, advances and mortgages to key management

personnel
1
USD million, except where indicated 2021 2020
Balance at the beginning of the year
31
23
Additions
11
13
Reductions
(15)
(5)
Balance at the end of the year
2
28
31
Balance at the end of the year (CHF million)
2, 3
25
28
1 All loans are secured loans.

2 There were no unused uncommitted credit facilities as of 31 December

2021 and 31 December 2020.

3 Swiss franc amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.

d) Other related-party transactions with entities controlled by key management personnel
In 2021

and 2020,

UBS AG

did not

enter into

transactions with
entities

that

are
directly

or

indirectly

controlled

or

jointly
controlled by UBS AG’s key management personnel or their close family

members

and

as

of

31
  December 2021
,

31
  December
20 20
and

31

December

201
9
,

th
ere

were

no

outstanding
balances related

to such

transactions. Furthermore,

in 2021

and
2020, entities

controlled by

key management

personnel did

not
sell any

goods or

provide any

services to UBS

AG, and

therefore
did

not

receive

any

fees

from

UBS

AG.

UBS

AG

also

did

not
provide services to such entities in 2021 and 2020, and therefore also received no fees.

Note 31

Related parties (continued)

e) Transactions with associates and joint ventures
Loans to and outstanding receivables from associates

and joint ventures
USD million 2021 2020
Carrying amount at the beginning of the year
630
982
Additions
133
527
Reductions
(497)
(1,001)
Foreign currency translation
(14)
123
Carrying amount at the end of the year

251
630
of which: unsecured loans and receivables
243
621
Other transactions with associates and

joint ventures
As of or for the year ended
USD million 31.12.21 31.12.20
Payments to associates and joint ventures for goods and services received
157
139
Fees received for services provided to associates and joint ventures
104
128
Liabilities to associates and joint ventures
127
91
Commitments and contingent liabilities to associates

and joint ventures
7
9
›

Refer to Note 29 for an overview of investments

in associates and joint ventures

f) Receivables and payables from / to UBS Group AG and other subsidiaries of UBS Group AG
USD million 31.12.21 31.12.20
Receivables
Loans and advances to customers
1,049
1,470
Financial assets at fair value held for trading
187
76
Other financial assets measured at amortized cost
45
38
Payables
Customer deposits
2,828
3,324
Funding from UBS Group AG
57,295
53,979
Other financial liabilities measured at amortized cost
1,887
1,820
Other financial liabilities designated at fair value
1
2,340
1,375
1 Represents funding recognized from UBS Group AG that is designated at fair value. Refer to Note

19b for more information.

Consolidated financial statements | UBS AG consolidated financial statements

Note 32

Invested assets and net new money

The

following

disclosures

provide
a
breakdown

of

UBS
  AG ’s
invested assets

and a

presentation of their

development, including
net

new

money,

as

required

by

the

Swiss

Financial

Market
Supervisory Authority.

Invested assets
Invested assets

consist of

all client

assets managed

by or

deposited
with

UBS

AG

for

investment

purposes.

Invested

assets

include
managed fund assets, managed institutional assets, discretionary
and

advisory

wealth management

portfolios,

fiduciary

deposits,
time

deposits,

savings

accounts,

and

wealth

management
securities

or

brokerage

accounts.

All

assets

held

for

purely
transactional

purposes

and

custody-only

assets,

including
corporate

client

assets

held

for

cash

management

and
transactional purposes, are excluded

from invested assets, as

the
Group only

administers the

assets and

does not

offer advice

on
how

they

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
another, it is counted in both

the business division managing the
investment

and

the

one

distributing

it.

This

results

in

double
counting

within UBS

AG total

invested

assets, as

both business
divisions are independently providing a

service to their respective
clients, and both add value and generate revenue.
Net new money
Net new

money in

a reporting

period is

the amount

of invested
assets entrusted to UBS AG

by new and existing

clients, less those
withdrawn

by

existing

clients

and

clients

who

terminated
relationships

with UBS AG.
Net new

money is

calculated using

the direct

method, under
which

inflows

and

outflows

to
  /
from

invested

assets

are
determined at the client level,

based on transactions. Interest and
dividend income from invested

assets are not counted as net new
money inflows. Market and currency movements,

as well as

fees,
commissions

and interest on loans

charged,

are excluded from

net
new

money,

as

are

effects

resulting

from

any

acquisition

or
divestment of

a

UBS

AG

subsidiary or

business. Reclassifications
between invested assets

and custody-only assets as

a

result of

a
change in service level

delivered are generally treated as net

new
money flows.

However, where the change in

service level directly
results

from an

externally

imposed

regulation

or a

strategic

decision
by UBS

AG to

exit a

market

or specific

service

offering,

the one-time
net effect

is reported

as
Other effects
.
The

Investment

Bank

does

not track

invested

assets

and

net
new

money.

However,

when

a

client

is

transferred

from

the
Investment Bank

to another

business division,

this may

produce
net new

money even though

the client assets

were already with
UBS AG.

Invested assets and net new money
As of or for the year ended
USD billion 31.12.21 31.12.20
Fund assets managed by UBS
419
397
Discretionary assets
1,705
1,459
Other invested assets
2,472
2,331
Total invested assets
1
4,596
4,187
of which: double counts
356
311
Net new money
1
159
127
1 Includes double counts.

Development of invested assets
USD billion 2021 2020
Total invested assets at the beginning of the year
1
4,187
3,607
Net new money
159
127
Market movements
2
339
359
Foreign currency translation
(65)
96
Other effects
(24)
(1)
of which: acquisitions / (divestments)
(5)
0
Total invested assets at the end of the year
1
4,596
4,187
1 Includes double counts.

2 Includes interest and dividend income.

Note 33

Currency translation rates

The following table shows the rates of

the main currencies used to translate

the financial information of UBS AG’s operations with

a
functional currency other than the US dollar into US dollars.

Closing exchange rate Average rate
1
As of For the year ended
31.12.21 31.12.20 31.12.21 31.12.20 31.12.19
1 CHF
1.10
1.13
1.09
1.07
1.01
1 EUR
1.14
1.22
1.18
1.15
1.12
1 GBP
1.35
1.37
1.37
1.29
1.28
100 JPY
0.87
0.97
0.91
0.94
0.92
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a year represent an average of 12 month-end rates, weighted according to the income and expense volumes of all operations of UBS

AG with the same functional currency for each month. Weighted average rates for individual business divisions may
deviate from the weighted average rates for UBS AG.

Note 34

Events after the reporting period

Russia’s invasion of Ukraine
Russia’s

invasion of

Ukraine on

24 February

2022

has triggered
disruptions

and

uncertainties

in
  the
markets

and

the

global
economy,

as well as coordinated implementation

of sanctions by
Switzerland, the

United States,

the European

Union, the

United
Kingdom and

others against

Russia and,

certain Russian

entities
and

nationals.

These

events,

together

with

potential

counter-
sanctions and other

measures taken

by Russia, impact

UBS AG’s
businesses.
UBS

AG’s country

risk exposure

to Russia

was approximately
USD
0.6

billion

across

its

business

divisions

as

of

31 December
2021.

This

exposure

has

been

reduced

since

year-end 2021.

In
addition,

UBS

AG

is

currently

monitoring

settlement

risk

on
certain

open

transactions

with

Russian

bank
-   or   non - bank
counterparties

or

Russian

underlyings,

as

market

closures,

the
imposition of exchange

controls, sanctions or

other measures may
limit

our

ability

to

settle

existing

transactions

or

to

realize

on
collateral, which may result in unexpected increases in exposures.
UBS AG’s

balance sheet

as of

31 December 2021

also included
net assets of USD
51

million held in UBS AG’s Russian

subsidiary,
OOO

UBS

Bank.

As

of

3 March

2022,

UBS

AG

also

had
approximately USD
0.2

billion of

exposure arising from

reliance on
Russian assets as

collateral on Lombard

lending and other

secured
financing in Global Wealth Management.

As of 3 March

2022, UBS identified a small

number of Global
Wealth

Management

clients

subject

to

the

recently

introduced
sanctions with total loans outstanding of under USD
10

million.
UBS

AG

continues

to

closely

monitor

related

effects

on

its
financial

statements,

including

estimated

direct

and

indirect
impacts

on

expected

credit

loss

calculations

and

on

fair

value
measurement

of

assets,

liabilities

and

off-balance

sheet
exposures.

The

situation

continues

to

evolve

and

broader
implications

for

other

counterparties

of

UBS

AG,

including
financial

institutions,

are

not

possible

to

assess

at

this

time;
however,

there

were

no

material

adverse

effects

on

UBS

AG’s
financial statements as of 4 March 2022.
›

Refer to “Top and emerging risks” and “Country risk” in the
“Risk management and control” section and

to “Performance in
the financial services industry is affected by

market conditions
and the macroeconomic climate” in the “Risk

factors” section of
this report for more information

Consolidated financial statements | UBS AG consolidated financial statements

Note 35

Main differences between IFRS and Swiss GAAP

The consolidated financial statements of UBS AG are

prepared in
accordance

with

International

Financial

Reporting

Standards
(IFRS). The

Swiss Financial Market

Supervisory Authority

(FINMA)
requires

financial

groups

presenting

financial

statements

under
IFRS

to

provide

a

narrative

explanation

of

the

main

differences
between IFRS and Swiss generally accepted accounting principles
( GAAP )   (
the

FINMA

Accounting

Ordinance,

FINMA

Circular
2020/1

“Accounting –

banks” and

the

Banking

Ordinance

(the
BO)). Included

in this

Note are

the significant

differences

in the
recognition and measurement between

IFRS and the

provisions of
the BO and the guidelines of FINMA governing true and fair view financial statement reporting pursuant

to Art. 25 to

Art. 42 of

the
BO.
1. Consolidation
Under IFRS,

all entities

that are

controlled

by the

holding entity
are consolidated. Under

Swiss GAAP,

controlled entities deemed
immaterial to the

Group or held

only temporarily are exempt

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
debt instruments not

held to maturity,

i.e., instruments available
for

sale,

and

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
.
3. Fair value option applied to financial liabilities
Under

IFRS,

UBS

AG

applies

the

fair

value

option

to

certain
financial liabilities not held for trading. Instruments for which the fair

value

option

is

applied

are

accounted

for

at

FVTPL.

The
amount

of

change

in

the

fair

value

attributable

to

changes

in
UBS AG’s own credit

is presented in
Other comprehensive income

directly within
Retained earnings
. The fair value option

is applied
primarily

to

issued

structured

debt

instruments
,
certain

non
-
structured

debt

instruments,

certain

payables

under

repurchase
agreements and cash collateral on securities lending agreements, amounts

due

under

u
nit -
linked

investment

contracts,
  and
brokerage payables.
Under Swiss GAAP, the fair

value option can only be

applied to
structured debt instruments

consisting of

a debt

host contract

and
one

or

more

embedded

derivatives

that

do

not

relate

to

own
equity. Furthermore, unrealized changes

in fair value attributable
to changes in

UBS AG’s own

credit are not

recognized, whereas
realized own credit is recognized in

Net trading income
.
4. Allowances and provisions for credit losses
Swiss GAAP permit use of IFRS for

accounting for allowances and
provisions for credit losses based on an expected credit loss (ECL)
model. UBS AG

has chosen to

apply the IFRS

9 ECL approach

to
the substantial majority of exposures in scope of Swiss GAAP ECL requirements,

including all exposures in scope of ECL under both
Swiss GAAP and IFRS.
In

addition,

for

a

small

population

of

exposures

within

the
scope of Swiss GAAP ECL requirements, which are not subject to
ECL

under
IFRS

due

to

classification

and

measurements
differences,
UBS

AG

applies

an

alternative

approach
.

Where
Pillar 1 internal ratings-based (IRB) models are

applied to measure
credit risk, ECL for

such exposures is

determined by the regulatory
expected loss

(EL), with

an add-on

for scaling

up to

the residual
maturity of exposures

maturing beyond the next

12 months. For
detailed

information

on

r
egulatory

EL,

refer

to

the
“ Risk
management

and control”

section

of

this report.

For exposures
where the Pillar 1 standardized approach (SA) is used

to measure
credit

risk,

ECL

is

determined

using

a

portfolio

approach

that
derives

a

conservative probability

of

default

(PD)

and loss

given
default (LGD) for the entire portfolio.

5. Hedge accounting
Under IFRS, when cash flow hedge accounting is applied, the fair value

gain

or

loss

on

the

effective

portion

of
a   derivative
designated as

a cash

flow hedge

is recognized

initially in

equity
and reclassified to the income statement when certain conditions are

met.

When

fair

value

hedge

accounting

is

applied,

the

fair
value change of the

hedged item attributable to

the hedged risk
is

reflected

in

the

measurement

of

the

hedged

item

and

is
recognized in the income statement along with

the change in the
fair

value

of

the

hedging

derivative.

Under

Swiss

GAAP,

the
effective

portion

of

the

fair

value

change

of
a derivative
instrument designated

as a

cash flow

or as

a fair

value hedge

is
deferred on the balance

sheet as
Other assets

or
Other liabilities
.
The carrying amount of the hedged

item designated in fair value
hedges is

not adjusted

for fair

value changes

attributable to

the
hedged risk.

Note 35

Main differences between IFRS and Swiss GAAP (continued)
6. Goodwill and intangible assets
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
10

years, can

be justified. In

addition, these assets
are tested annually for impairment.
7. Post-employment benefit plans
Swiss GAAP permit the use of IFRS or Swiss

accounting standards
for post-employment benefit

plans, with the

election made on

a
plan-by-plan basis.
UBS AG

has elected

to apply

IFRS (IAS

19) for

the non-Swiss
defined

benefit

plans

in
  the
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

IFRS require the full

defined benefit
obligation net

of the

plan assets

to be

recorded on

the balance
sheet

subject

to

the

asset

ceiling

rules,

with

changes

resulting
from remeasurements recognized

directly in equity.

However, for
non-Swiss

defined

benefit

plans

for

which

IFRS

accounting

is
elected,

changes

due

to

remeasurements

are

recognized

in

the
income statement of UBS AG standalone under Swiss GAAP.
Swiss

GAAP

require

employer

contributions

to

the

pension
fund

to

be

recognized

as

personnel

expenses

in

the

income
statement.

Swiss

GAAP

also

require

an

assessment

of

whether,
based

on

the

pension

fund’s

financial

statements

prepared

in
accordance

with

Swiss

accounting

standards

(FER

26),

an
economic benefit

to, or

obligation of,

the employer

arises from
the

pension

fund that

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

leases are

not recognized

on

the balance

sheet, with
payments recognized as
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

(i)
existence

of

master

netting

agreements

and

related

collateral
arrangements

that are

unconditional and

legally enforceable,

in
both

the

normal

course

of

business

and

the

event

of

default,
bankruptcy or

insolvency of

UBS AG

and its

counterparties; and
(ii) UBS AG’s intention

to either settle on a net

basis or to realize
the

asset

and

settle

the

liability

simultaneously.

Under

Swiss
GAAP,
derivative

assets
,

derivative
liabilities
and

related

cash
collateral

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

a
nd
reversals

of
impairments

of

participations

and

fixed

assets,

are

classified

as
extraordinary

items

under

Swiss

GAAP.

This

distinction

is

not
available under IFRS
.
▲

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

To reflect this
joint

liability,

UBS

Switzerland

AG

is

presented

in

a

separate
column as a subsidiary co-guarantor.
The

joint

liability

of

UBS

Switzerland

AG

for

contractual
obligations

of UBS

AG decreased

in 2021

by USD
4.4

billion to
USD
5.7

billion

as

of

31

December

2021,
mainly

driven

by
contractual

maturities

and,

to

a

lesser

extent,

early
extinguishments of UBS AG liabilities.

Supplemental guarantor consolidated

income statement
USD million
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the year ended 31 December 2021
Operating income
Interest income from financial instruments measured at

amortized cost and
fair value through other comprehensive income
3,130
3,652
2,456
(703)
8,534
Interest expense from financial instruments measured at

amortized cost
(2,847)
(520)
(1,024)
1,025
(3,366)
Net interest income from financial instruments measured

at fair value through
profit or loss
1,229
254
228
(274)
1,437
Net interest income
1,512
3,386
1,660
48
6,605
Other net income from financial instruments measured

at fair value through
profit or loss
3,751
807
1,369
(83)
5,844
Credit loss (expense) / release
65
98
10
(24)
148
Fee and commission income
3,837
5,204
16,151
(770)
24,422
Fee and commission expense
(810)
(481)
(1,450)
755
(1,985)
Net fee and commission income
3,027
4,723
14,702
(14)
22,438
Other income
7,555
221
1,560
(8,396)
941
Total operating income
15,910
9,235
19,300
(8,469)
35,976
Operating expenses
Personnel expenses
3,401
2,098
10,161
1
15,661
General and administrative expenses
4,255
3,442
4,474
(2,696)
9,476
Depreciation, amortization and impairment of non-financial

assets
949
285
755
(114)
1,875
Total operating expenses
8,605
5,825
15,390
(2,809)
27,012
Operating profit / (loss) before tax
7,305
3,409
3,910
(5,660)
8,964
Tax expense / (benefit)
203
622
1,090
(11)
1,903
Net profit / (loss)
7,102
2,788
2,820
(5,649)
7,061
Net profit / (loss) attributable to non-controlling interests
0
0
29
0
29
Net profit / (loss) attributable to shareholders
7,102
2,788
2,792
(5,649)
7,032
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

Consolidated financial statements | UBS AG consolidated financial statements

Note 36

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of comprehensive income
USD million
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) For the year ended 31 December 2021
Comprehensive income attributable to shareholders
Net profit / (loss)
7,102
2,788
2,792
(5,649)
7,032
Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation, net of tax
(1)
(419)
(607)
517
(510)
Financial assets measured at fair value through other comprehensive income, net of tax
0
(157)
0
(157)
Cash flow hedges, net of tax
(1,129)
(279)
(250)
(17)
(1,675)
Cost of hedging, net of tax
(26)
(26)
Total other comprehensive income that may be reclassified to the income statement, net of tax
(1,155)
(699)
(1,014)
500
(2,368)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans, net of tax
170
(135)
67
0
102
Own credit on financial liabilities designated at fair value, net of tax
46
46
Total other comprehensive income that will not be reclassified to the income statement, net of tax
217
(135)
67
0
148
Total other comprehensive income
(939)
(834)
(947)
500
(2,220)
Total comprehensive income attributable to shareholders
6,163
1,954
1,845
(5,149)
4,813
Total comprehensive income attributable to non-controlling interests
13
13
Total comprehensive income
6,163
1,954
1,858
(5,149)
4,826
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

Note 36

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated

balance sheet
USD million
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 31 December 2021
Assets
Cash and balances at central banks
53,839
91,031
47,946
192,817
Loans and advances to banks
39,681
7,066
19,858
(51,245)
15,360
Receivables from securities financing transactions
50,566
5,438
40,585
(21,577)
75,012
Cash collateral receivables on derivative instruments
29,939
779
10,314
(10,518)
30,514
Loans and advances to customers
101,458
230,170
93,252
(26,188)
398,693
Other financial assets measured at amortized cost
8,902
6,828
12,377
(1,870)
26,236
Total financial assets measured at amortized cost
284,385
341,312
224,332
(111,397)
738,632
Financial assets at fair value held for trading
116,370
79
16,740
(2,156)
131,033
of which: assets pledged as collateral that may be
sold or repledged by counterparties
47,891
0
6,073
(10,568)
43,397
Derivative financial instruments
113,426
4,199
35,567
(35,047)
118,145
Brokerage receivables
14,563
7,283
(7)
21,839
Financial assets at fair value not held for trading
37,532
5,413
33,940
(17,243)
59,642
Total financial assets measured at fair value through profit or loss
281,891
9,691
93,531
(54,454)
330,659
Financial assets measured at fair value

through other comprehensive income
1,007
7,837
8,844
Investments in subsidiaries and associates
54,204
37
40
(53,038)
1,243
Property, equipment and software
6,501
1,456
4,048
(293)
11,712
Goodwill and intangible assets
213
6,138
28
6,378
Deferred tax assets
936
7,903
8,839
Other non-financial assets
5,757
2,424
1,656
(1)
9,836
Total assets
634,894
354,921
345,484
(219,154)
1,116,145
Liabilities
Amounts due to banks

34,691
33,453
50,405
(105,448)
13,101
Payables from securities financing transactions
16,711
526
9,910
(21,615)
5,533
Cash collateral payables on derivative instruments
30,260
153
11,845
(10,458)
31,801
Customer deposits
101,093
286,488
142,967
14,287
544,834
Funding from UBS Group AG

57,295
57,295
Debt issued measured at amortized cost
73,045
9,460
(73)
82,432
Other financial liabilities measured at amortized cost
4,477
2,477
5,057
(2,245)
9,765
Total financial liabilities measured at amortized cost
317,572
332,556
220,184
(125,551)
744,762
Financial liabilities at fair value held for trading
25,711
372
7,652
(2,046)
31,688
Derivative financial instruments
116,588
4,053
35,731
(35,063)
121,309
Brokerage payables designated at fair value
30,497
13,548
(1)
44,045
Debt issued designated at fair value
70,660
785
14
71,460
Other financial liabilities designated at fair value
11,127
24,454
(3,167)
32,414
Total financial liabilities measured at fair value through profit or loss
254,584
4,425
82,171
(40,263)
300,916
Provisions
2,023
297
1,153
(21)
3,452
Other non-financial liabilities
1,799
1,278
5,528
(33)
8,572
Total liabilities
575,978
338,556
309,036
(165,868)
1,057,702
Equity attributable to shareholders
58,916
16,365
36,108
(53,287)
58,102
Equity attributable to non-controlling interests
340
340
Total equity
58,916
16,365
36,448
(53,287)
58,442
Total liabilities and equity
634,894
354,921
345,484
(219,154)
1,116,145
1 Amounts presented for UBS AG

standalone and UBS Switzerland AG

standalone represent IFRS standalone information.

Refer to the UBS AG

standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary financial information” at ubs.com/investors, for information prepared in accordance with Swiss GAAP.

2 The ”Other subsidiaries“ column includes consolidated information for the
UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG significant sub-groups,

as well as standalone information for other subsidiaries.

Consolidated financial statements | UBS AG consolidated financial statements

Note 36

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of cash flows
USD million
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the year ended 31 December 2021
Net cash flow from / (used in) operating activities
5,714
2,131
22,718
30,563
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
0
(1)
0
(1)
Disposal of subsidiaries, associates and intangible assets
2
16
0
577
593
Purchase of property, equipment and software
(656)
(276)
(650)
(1,581)
Disposal of property, equipment and software
294
0
1
295
Purchase of financial assets measured at fair value through other comprehensive income
(1,006)
0
(4,795)
(5,802)
Disposal and redemption of financial assets measured at

fair value through other comprehensive
income
189
0
4,863
5,052
Net (purchase) / redemption of debt securities measured

at amortized cost
(807)
772
(380)
(415)
Net cash flow from / (used in) investing activities
(1,970)
495
(385)
(1,860)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(3,073)
(21)
0
(3,093)
Distributions paid on UBS AG shares
(4,539)
0
0
(4,539)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
3
97,250
1,177
193
98,619
Repayment of debt designated at fair value and long-term debt measured at amortized cost
3
(78,385)
(1,093)
(320)
(79,799)
Net cash flows from other financing activities
(280)
0
20
(261)
Net activity related to group internal capital transactions and dividends
5,240
(537)
(4,702)
0
Net cash flow from / (used in) financing activities
16,212
(475)
(4,811)
10,927
Total cash flow
Cash and cash equivalents at the beginning of the year
39,400
93,342
40,689
173,430
Net cash flow from / (used in) operating, investing and financing activities
19,957
2,151
17,523
39,630
Effects of exchange rate differences on cash and cash equivalents
(1,462)
(2,693)
(1,151)
(5,306)
Cash and cash equivalents at the end of the year
4
57,895
92,799
57,061
207,755
of which: cash and balances at central banks
53,729
91,031
47,946
192,706
of which: loans and advances to banks
3,258
1,588
8,975
13,822
of which: money market paper
5
908
179
139
1,227
1 Cash flows generally represent a

third-party view from a UBS AG

consolidated perspective, except for

Net activity related to group internal

capital transactions and dividends.

2 Includes cash proceeds from the
sale of the minority stake in Clearstream Fund Centre AG and dividends received from associates.

3 Includes funding from UBS Group AG to UBS AG.

4 Balances with an original maturity of three months or less.
USD
3,408

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
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
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
1,662
43
5,788
Other net income from financial instruments measured

at fair value through
profit or loss
4,857
911
1,044
118
6,930
Credit loss (expense) / release
(352)
(286)
(56)
0
(695)
Fee and commission income
3,731
4,585
13,651
(984)
20,982
Fee and commission expense
(644)
(829)
(1,263)
961
(1,775)
Net fee and commission income
3,087
3,756
12,388
(23)
19,207
Other income
4,671
233
2,585
(5,941)
1,549
Total operating income
13,057
7,902
17,623
(5,803)
32,780
Operating expenses
Personnel expenses
3,458
2,017
9,211
0
14,686
General and administrative expenses
3,507
3,313
4,147
(2,481)
8,486
Depreciation, amortization and impairment of non-financial

assets
1,013
261
750
(115)
1,909
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
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
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
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
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
36,444
(15,672)
80,038
Total financial assets measured at fair value through profit or loss
328,221
19,464
104,473
(62,350)
389,808
Financial assets measured at fair value

through other comprehensive income
187
8,072
8,258
Investments in subsidiaries and associates
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

Refer to the UBS AG

standalone and UBS Switzerland AG standalone

financial statements,
available under “Complementary financial information” at ubs.com/investors, for information prepared in accordance with Swiss GAAP.

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
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the year ended 31 December 2020
Net cash flow from / (used in) operating activities
(14,883)
24,661
26,804
36,581
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
0
(3)
(43)
(46)
Disposal of subsidiaries, associates and intangible assets
2
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
(33)
(3,117)
(6,506)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
23,828
17
0
23,845
Distributions paid on UBS AG shares
(3,848)
0
0
(3,848)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
3
78,867
1,057
229
80,153
Repayment of debt designated at fair value and long-term debt measured at amortized cost
3
(86,204)
(776)
(118)
(87,099)
Net cash flows from other financing activities
(290)
0
(263)
(553)
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
2,706
7,171
1,175
11,053
Cash and cash equivalents at the end of the year
4
39,400
93,342
40,689
173,430
of which: cash and balances at central banks
34,283
91,638
32,167
158,088
of which: loans and advances to banks
4,085
1,695
8,148
13,928
of which: money market paper
5
1,032
9
374
1,415
1 Cash flows generally represent

a third-party view from a UBS

AG consolidated perspective,

except for Net activity related

to group internal capital transactions

and dividends.

2 Includes cash proceeds from

the
sale of the majority stake

in Fondcenter AG and

dividends received from associates.

3 Includes funding from UBS Group

AG to UBS AG.

4 Balances with an original maturity of

three months or less. USD
3,828
million of cash and cash equivalents were restricted.

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
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
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
1,796
42
4,415
Other net income from financial instruments measured

at fair value through
profit or loss
5,116
924
1,114
(322)
6,833
Credit loss (expense) / release
(51)
7
(33)
0
(78)
Fee and commission income
3,285
4,342
12,527
(997)
19,156
Fee and commission expense
(674)
(819)
(1,188)
986
(1,696)
Net fee and commission income
2,610
3
3,523
3
11,338
(11)
17,460
Other income
4,899
259
1,960
(6,442)
677
Total operating income
12,069
7,796
16,176
(6,733)
29,307
Operating expenses
Personnel expenses
3,251
1,936
8,614
0
13,801
General and administrative expenses
3,467
3,181
4,565
(2,627)
8,586
Depreciation, amortization and impairment of non-financial

assets
954
221
772
(196)
1,751
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
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
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

2 The ”Other subsidiaries“ column includes consolidated information for the significant sub-groups UBS Americas Holding LLC, UBS Europe SE and UBS Asset Management AG,

as well as standalone information for other subsidiaries.

Note 36

Supplemental guarantor information required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of cash flows
USD million
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated) For the year ended 31 December 2019
Net cash flow from / (used in) operating activities
17,531
8,882
(7,608)
18,805
Purchase of subsidiaries, associates and intangible assets
(6)
0
(20)
(26)
Disposal of subsidiaries, associates and intangible assets
2
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
264
(70)
(1,374)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(17,150)
0
0
(17,149)
Distributions paid on UBS AG shares
(3,250)
0
0
(3,250)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
3
64,285
621
142
65,047
Repayment of debt designated at fair value and long-term debt measured at amortized cost
3
(67,113)
(752)
(1,017)
(68,883)
Net cash flows from other financing activities
(262)
0
(242)
(504)
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
664
833
(239)
1,258
Cash and cash equivalents at the end of the year
4
39,598
62,551
17,655
119,804
of which: cash and balances at central banks
36,275
60,926
9,756
106,957
of which: loans and advances to banks
2,697
1,127
7,493
11,317
of which: money market paper
5
626
498
406
1,530
1 Cash flows generally represent a

third-party view from a UBS AG

consolidated perspective, except for

Net activity related to group internal

capital transactions and dividends.

2 Includes dividends received from
associates.

3 Includes funding from UBS

Group AG to UBS AG.

4 Balances with an original maturity

of three months or less.

USD
3,192

million of cash and cash

equivalents were restricted.

5 Money market
paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading
and Other financial assets measured at amortized cost.
▲

Significant
regulated
subsidiary and
sub-group
information

6

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas Holding
LLC
(consolidated)
All values in million, except where indicated USD CHF EUR USD
Financial and regulatory requirements
Swiss GAAP
Swiss SRB rules
Swiss GAAP
Swiss SRB rules
IFRS
EU regulatory rules
US GAAP
US Basel III rules
As of or for the year ended 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20 31.12.21 31.12.20
Financial information
1
Income statement
Total operating income

16,293
12,951 8,490 7,185 1,123 1,054 14,490 12,675
Total operating expenses

9,712
8,370 5,472 5,590 800 878 11,925 10,842
Operating profit / (loss) before tax

6,581
4,581 3,018 1,595 323 176 2,565 1,833
Net profit / (loss)

6,548
4,539 2,452 1,271 227 163 1,812 975
Balance sheet
Total assets

509,851
509,024 320,656 316,829 46,411 48,591 209,718 172,385
Total liabilities

455,446
456,628 305,919 304,194 42,664 43,896 182,633 144,103
Total equity

54,405
52,396 14,736 12,634 3,747 4,696 27,085 28,283
Capital
2
Common equity tier 1 capital

52,818

50,269

12,609

12,234
2,764 3,703 13,002 14,384
Additional tier 1 capital

13,840

14,430

5,387

5,176
290 290 4,049 3,047
Total going concern capital / Tier 1 capital

66,658

64,699

17,996

17,410
3,054 3,993 17,051 17,431
Tier 2 capital

3,129

7,719
125 736
Total capital 3,054 3,993 17,176 18,166
Total gone concern loss-absorbing capacity

44,250

45,520

10,853

10,824
2,414
3
1,784
3
7,000
4
5,600
4
Total loss-absorbing capacity

110,908

110,219

28,849

28,234
5,468 5,777 24,051 23,031
Risk-weighted assets and leverage ratio

denominator
2
Risk-weighted assets

317,913

305,575

106,399

107,253
12,328 13,175 72,979 63,929
Leverage ratio denominator
5

593,868

595,017

339,788

335,251
46,660 41,376 188,246 154,609
Supplementary leverage ratio denominator
6
212,167 150,019
Capital and leverage ratios (%)
2
Common equity tier 1 capital ratio
5

16.6

16.5

11.9

11.4

22.4

28.1

17.8

22.5
Going concern capital ratio / Tier 1 capital ratio

21.0

21.2

16.9

16.2

24.8

30.3

23.4

27.3
Total capital ratio

24.8

30.3

23.5

28.4
Total loss-absorbing capacity ratio

27.1

26.3

44.4

43.8

33.0

36.0
Tier 1 leverage ratio

6.5

9.7

9.1

11.3
Supplementary tier 1 leverage ratio

8.0

11.6
Going concern leverage ratio
5

11.2
10.9

5.3

5.2
Total loss-absorbing capacity leverage ratio

8.5

8.4

11.7

14.0

12.8

14.9
Gone concern capital coverage ratio

112.0

135.7
Liquidity coverage ratio
2,7
High-quality liquid assets (billion) 89 84 91 92 17 17 32
Net cash outflows (billion) 52 53 64 62 10 11 22
Liquidity coverage ratio (%)
8,9
173 159 143 148 170 151 147
Net stable funding ratio
2,10
Total available stable funding 257,992 225,239 15,358
Total required stable funding 289,195 158,072 8,963
Net stable funding ratio (%) 89
11
142
11
171
Other
Joint and several liability between UBS AG and UBS Switzerland AG
(billion)
12
5 9
1 The financial information

disclosed does not

represent financial statements

under the respective

GAAP / IFRS.

2 Refer to the

31 December 2021 Pillar 3

Report, available under

“Pillar 3 disclosures” at
ubs.com/investors, for

more information.

3 Consists of positions

that meet the conditions

laid down in Art. 72a–b

of the Capital Requirements

Regulation (CRR) II with regard

to contractual, structural

or
legal subordination.

4 Consists of eligible long-term debt

that meets the conditions

specified in 12 CFR 252.162 of the

final TLAC rules. TLAC is the

sum of tier 1 capital

and eligible long-term debt.

5 Leverage
ratio denominators and going concern leverage ratios for UBS AG standalone and UBS Switzerland AG standalone for 31 December 2020 do not reflect the effects of the temporary exemption that applied from
25 March 2020 until 1 January 2021 and was

granted by FINMA in connection with COVID-19.

Refer to the “Introduction and basis for preparation”

section of the 31 December 2021 Pillar 3 Report.

6 US
regulatory authorities temporarily eased the requirements for the supplementary leverage ratio (the SLR), allowing for the exclusion of US Treasury securities and deposits at the Federal Reserve Banks from the
SLR denominator through March 2021. This

exclusion resulted in an increase in the

SLR of 170 bps on 31 December 2020.

7 There was no local

disclosure requirement for UBS Americas Holding

LLC as of
31 December 2020.

8 In the fourth quarter

of 2021, the liquidity

coverage ratio (the LCR)

of UBS AG was

173%, remaining above the prudential

requirements communicated by FINMA.

9 In the fourth
quarter of 2021, the LCR of UBS Switzerland AG, which is a Swiss SRB, was 143%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.

10 For
UBS AG standalone and UBS Switzerland

AG standalone, the

local disclosure requirement for

the net stable funding

ratio (the NSFR) came

into force in July

2021. For UBS

Europe SE consolidated, the

local
disclosure requirement for the NSFR came into force in June 2021. For UBS Americas Holding LLC consolidated, the NSFR requirement became effective as of 1 July 2021 and related disclosures will come into effect in the second quarter of 2023.

11 In accordance

with

Art. 17h para. 3 and 4

of the Liquidity Ordinance, UBS AG

standalone is required to maintain

a minimum NSFR of at least 80%

without taking
into account excess funding of UBS Switzerland AG and 100% after taking into account such excess funding.

12 Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more
information about the joint and several

liability. Under certain circumstances,

the Swiss Banking Act and FINMA’s

Banking Insolvency Ordinance authorize

FINMA to modify, extinguish

or convert to common
equity liabilities of a bank in connection with a resolution or insolvency of such bank.

Significant regulated subsidiary and sub-group information

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

sub
-
groups

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
Effective 1 October 2021, UBS

Americas Holding LLC is

subject
to a

stress capital

buffer (an

SCB) of

7.1%, in

addition to

minimum
capital

requirements.

The

SCB

was

determined

by

the

Federal
Reserve

Board

following

the

completion

of

the

Comprehensive
Capital Analysis and Review

(based on Dodd–Frank Act

Stress Test
(DFAST)

results

and

planned

future

dividends).

The

SCB,

which
replaces the static capital

conservation buffer of 2.5%, is

subject
to change on an

annual basis or as otherwise

determined by the
Federal Reserve Board.
Standalone

regulatory

information

for

UBS

AG

and

UBS
Switzerland

AG,

as

well

as

consolidated

regulatory

information
for UBS Europe SE and

UBS Americas Holding LLC, is provided

in
the

31 December

2021

Pillar 3

Report,

available

under

“Pillar 3
disclosures” at
ubs.com/investors
.
Standalone financial statements

for UBS

Group AG,

as well

as
standalone

financial

statements

and

regulatory

information

for
UBS AG

and

UBS Switzerland AG,

are

available under

“Holding
company and significant

regulated

subsidiaries

and sub-groups”

at
ubs.com/investors.

Additional
regulatory
information

7

553

UBS Group AG consolidated supplemental
disclosures required under SEC regulations
553
A – Introduction
554
B – Selected financial data
554
Key figures
556
Income statement data
556
Cash dividends received from investments in subsidiaries
557
Balance sheet data
558
C – Information about the company
558
Property, plant and equipment
559
D – Information required by Subpart 1400 of Regulation
S-K
559
Selected statistical information
559
Average balances and interest rates
561
Analysis of changes in interest income and expense
563
Deposits
563
Uninsured deposits

564
Investments in debt instruments
564
Loans portfolio
564
Allowance for credit loss

565
UBS AG consolidated supplemental disclosures
required under SEC regulations
565
A – Introduction
566
B – Selected financial data
566
Key figures
568
Income statement data
568
Dividends received from investments in subsidiaries and
associates
569
Balance sheet data
570
C – Information about the company
570
Property, plant and equipment
571
D – Information required by Subpart 1400 of Regulation
S-K
571
Selected statistical information
571
Average balances and interest rates
573
Analysis of changes in interest income and expense
575
Deposits
575
Uninsured deposits
576
Investments in debt instruments
576
Loans portfolio
576
Allowance for credit loss

UBS Group AG consolidated supplemental disclosures required under SEC regulations

UBS Group AG consolidated supplemental
disclosures required under SEC regulations
A – Introduction
The

following

pages

contain

supplemental

UBS

Group

AG
disclosures that are required under SEC regulations. In

September
2020,

the

SEC

issued

final

rules

updating

and

codifying

the
disclosure

requirements

for

banking

registrants

set

forth

in
Industry

Guide
3,

Statistical

Disclosure

by

Bank

Holding
Companies. Under the final rules, Industry

Guide 3 was rescinded
and replaced with a new

Subpart 1400 of Regulation S-K, which
has come into effect

for UBS Group AG’s 2021

reporting. Part D
of this section provides the information

required by Subpart 1400
of Regulation S-K

and where applicable, prior-period comparative
information has been revised to align

with the new requirements.

UBS Group AG’s

consolidated financial statements

have been
prepared

in

accordance

with

International

Financial

Reporting
Standards

(IFRS)

as

issued

by

the

International

Accounting
Standards Board (IASB) and are denominated in US dollars (USD), which is also

the functional currency

of: UBS Group AG;

UBS AG’s
Head

Office;

UBS

AG

London

Branch;

and

UBS’s

US-based
operations.

B – Selected financial data

Key figures
As of or for the year ended
USD million, except where indicated 31.12.21 31.12.20 31.12.19 31.12.18 31.12.17
Group results
Operating income

35,542

32,390

28,889

30,213

29,622
Operating expenses

26,058

24,235

23,312

24,222

24,272
Operating profit / (loss) from continuing operations before tax

9,484

8,155

5,577

5,991

5,351
Net profit / (loss) attributable to shareholders

7,457

6,557

4,304

4,516

969
Diluted earnings per share (USD)
1

2.06

1.77

1.14

1.18

0.25
Profitability and growth
2
Return on equity (%)

12.6

11.3

7.9

8.6

1.8
Return on tangible equity (%)

14.1

12.8

9.0

9.8

2.0
Return on common equity tier 1 capital (%)

17.5

17.4

12.4

13.1

3.0
Return on risk-weighted assets, gross (%)

12.0

11.7

11.0

11.8

12.6
Return on leverage ratio denominator, gross (%)
3

3.4

3.4

3.2

3.3

3.3
Cost / income ratio (%)

73.6

73.3

80.5

79.9

81.6
Effective tax rate (%)

21.1

19.4

22.7

24.5

80.5
Net profit growth (%)

13.7

52.3

(4.7)

366.0

(71.1)
Resources
2
Total assets

1,117,182

1,125,765

972,194

958,500

939,279
Equity attributable to shareholders

60,662

59,445

54,501

52,896

52,495
Common equity tier 1 capital
4

45,281

39,890

35,535

34,073

33,516
Risk-weighted assets
4

302,209

289,101

259,208

263,747

243,636
Common equity tier 1 capital ratio (%)
4

15.0

13.8

13.7

12.9

13.8
Going concern capital ratio (%)
4

20.0

19.4

20.0

17.5

17.6
Total loss-absorbing capacity ratio (%)
4

34.7

35.2

34.6

31.7

33.0
Leverage ratio denominator
3,4

1,068,862

1,037,150

911,322

904,595

909,032
Common equity tier 1 leverage ratio (%)
3,4

4.24

3.85

3.90

3.77

3.69
Going concern leverage ratio (%)
3,4

5.7

5.4

5.7

5.1

4.7
Total loss-absorbing capacity leverage ratio (%)
4

9.8

9.8

9.8

9.3

8.8
Net stable funding ratio (%)
5

119.0

119.0

111.0

110.0

105.0

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Key figures (continued)
As of or for the year ended
USD million, except where indicated 31.12.21 31.12.20 31.12.19 31.12.18 31.12.17
Other
Invested assets (USD billion)
6

4,596

4,187

3,607

3,101

3,262
Personnel (full-time equivalents)

71,385

71,551

68,601

66,888

61,253
Americas

21,317

21,394

21,036

21,309

20,770
of which: USA

20,537

20,528

20,232

20,495

19,944
Asia Pacific

15,618

15,353

13,956

12,119

8,959
Europe, Middle East and Africa (excluding Switzerland)

14,091

13,899

12,918

12,620

11,097
of which: UK

6,051

6,069

5,704

5,782

5,274
of which: rest of Europe (excluding Switzerland)

7,826

7,652

7,048

6,670

5,662
of which: Middle East and Africa

215

178

166

168

161
Switzerland

20,359

20,904

20,691

20,840

20,427
Market capitalization
7

61,230

50,013

45,661

45,907

68,477
Total book value per share (USD)
7

17.84

16.74

15.07

14.34

14.11
Tangible book value per share (USD)
7

15.97

14.91

13.28

12.54

12.34
Registered ordinary shares (number)
7

3,702,422,995

3,859,055,395

3,859,055,395

3,855,634,749

3,853,096,603
Treasury shares (number)
7

302,815,328

307,477,002

243,021,296

166,467,802

132,301,550
1 Refer to “Share information and earnings

per share” in the “Consolidated financial

statements” section of this report for

more information.

2 Refer to the “Targets,

aspirations and capital guidance” section

of
this report for more information about our

performance targets.

3 Leverage ratio denominators and

leverage ratios for year 2020

do not reflect the effects of the

temporary exemption that applied from

25 March
2020 until 1 January

2021 and was granted

by FINMA in connection with

COVID-19. Refer to the

“Regulatory and legal developments” section

of our Annual Report

2020 for more information.

4 Based on the
Swiss systemically relevant bank

framework as of 1

January 2020. Refer to

the “Capital, liquidity and funding,

and balance sheet” section

of the report for the

respective period for more information.

5 The final
Swiss net stable funding ratio

(NSFR) regulation became effective on

1 July 2021. Prior to

this date, the NSFR

was based on estimated

pro forma reporting. Refer to

the “Capital, liquidity and funding,

and balance
sheet” section of this report for more information.

6 Consists of invested assets for Global Wealth Management,

Asset Management and Personal & Corporate

Banking. Refer to “Note 32 Invested assets

and net
new money” in the “Consolidated financial statements” section of this report for more information.

7 Refer to “UBS shares” in the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

Income statement data
For the year ended
USD million, except where indicated 31.12.21 31.12.20 31.12.19 31.12.18 31.12.17
Net interest income

6,705

5,862

4,501

5,048

6,070
Other net income from financial instruments measured

at fair value through profit or loss

5,850

6,960

6,842

6,960

5,637
Credit loss (expense) / release

148

(694)

(78)

(118)

(131)
Fee and commission income

24,372

20,961

19,110

19,598

19,362
Fee and commission expense

(1,985)

(1,775)

(1,696)

(1,703)

(1,840)
Net fee and commission income

22,387

19,186

17,413

17,895

17,522
Other income

452

1,076

212

428

524
Total operating income

35,542

32,390

28,889

30,213

29,622
Total operating expenses

26,058

24,235

23,312

24,222

24,272
Operating profit / (loss) before tax

9,484

8,155

5,577

5,991

5,351
Tax expense / (benefit)

1,998

1,583

1,267

1,468

4,305
Net profit / (loss)

7,486

6,572

4,310

4,522

1,046
Net profit / (loss) attributable to non-controlling interests

29

15

6

7

77
Net profit / (loss) attributable to shareholders

7,457

6,557

4,304

4,516

969
Cost / income ratio (%)

73.6

73.3

80.5

79.9

81.6
Per share data
Basic earnings per share (USD)
1

2.14

1.83

1.17

1.21

0.26
Diluted earnings per share (USD)
1

2.06

1.77

1.14

1.18

0.25
Ordinary cash dividends declared per share (CHF)
2,3

0.34

0.69

0.70

0.65
Ordinary cash dividends declared per share (USD)
2,3

0.50

0.37

0.73

0.69

0.65
Rates of return (%)
Return on equity attributable to shareholders

12.6

11.3

7.9

8.6

1.8
1 Refer to “Share information and earnings per share” in the “Consolidated financial statements” section of this report for more information.

2 Dividends and / or distributions out of the capital contribution reserve are normally approved

and paid in

the year subsequent

to the reporting

period. Beginning in

2020, dividends

have been declared

in US dollars.

The Swiss

franc equivalent

amount for the

2021 dividend

will be
determined after the Annual General Meeting using the exchange rate applicable on that date and is therefore not provided in this table.

3 Refer to “Statement of proposed appropriation of total profit and dividend distribution out of total profit and capital contribution reserve” in the “Standalone financial statements” section of this report for more information.

Cash dividends received from investments in subsidiaries
In 2021,

UBS Group

AG received

cash dividends

of USD 4,672

million (2020:

USD 3,853 million;

2019: USD 3,400

million) from

its
subsidiaries. Dividends

disclosed have

been translated

to US

dollars from

the functional

currency of

the entity

paying the

dividend,
using the closing exchange rate of the month the dividend was received.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Balance sheet data
USD million 31.12.21 31.12.20 31.12.19 31.12.18 31.12.17
Assets
Cash and balances at central banks

192,817

158,231

107,068

108,370

90,045
Loans and advances to banks

15,480

15,444

12,447

16,868

14,094
Receivables from securities financing transactions

75,012

74,210

84,245

95,349

91,951
Cash collateral receivables on derivative instruments

30,514

32,737

23,289

23,602

24,040
Loans and advances to customers

397,761

379,528

326,786

320,352

326,746
Other financial assets measured at amortized cost

26,209

27,194

22,980

22,563

37,815
Total financial assets measured at amortized cost

737,794

687,345

576,815

587,104

584,691
Financial assets at fair value held for trading

130,821

125,397

127,514

104,370

129,407
of which: assets pledged as collateral that may be sold or repledged by counterparties

43,397

47,098

41,285

32,121

36,277
Derivative financial instruments

118,142

159,617

121,841

126,210

121,285
Brokerage receivables

21,839

24,659

18,007

16,840
Financial assets at fair value not held for trading

60,080

80,364

83,944

82,690

60,457
Total financial assets measured at fair value through profit or loss

330,882

390,037

351,307

330,110

311,148
Financial assets measured at fair value through other comprehensive income

8,844

8,258

6,345

6,667

8,889
Investments in associates

1,243

1,557

1,051

1,099

1,045
Property, equipment and software

12,888

13,109

12,804

9,348

9,057
Goodwill and intangible assets

6,378

6,480

6,469

6,647

6,563
Deferred tax assets

8,876

9,212

9,548

10,116

10,056
Other non-financial assets

10,277

9,768

7,856

7,410

7,830
Total assets

1,117,182

1,125,765

972,194

958,500

939,279
Liabilities
Amounts due to banks

13,101

11,050

6,570

10,962

7,728
Payables from securities financing transactions

5,533

6,321

7,778

10,296

17,485
Cash collateral payables on derivative instruments

31,798

37,312

31,415

28,906

31,029
Customer deposits

542,007

524,605

448,284

419,838

419,577
Debt issued measured at amortized cost

139,155

139,232

110,497

132,271

143,160
Other financial liabilities measured at amortized cost

9,001

9,729

9,712

6,885

37,276
Total financial liabilities measured at amortized cost

740,595

728,250

614,256

609,158

656,255
Financial liabilities at fair value held for trading

31,688

33,595

30,591

28,943

31,251
Derivative financial instruments

121,309

161,102

120,880

125,723

119,137
Brokerage payables designated at fair value

44,045

38,742

37,233

38,420
Debt issued designated at fair value

73,799

61,243

66,809

57,031

50,782
Other financial liabilities designated at fair value

30,074

30,387

35,940

33,594

16,643
Total financial liabilities measured at fair value through profit or loss

300,916

325,069

291,452

283,711

217,813
Provisions

3,518

2,828

2,974

3,494

3,214
Other non-financial liabilities

11,151

9,854

8,837

9,065

9,443
Total liabilities

1,056,180

1,066,000

917,519

905,429

886,725
Equity attributable to shareholders

60,662

59,445

54,501

52,896

52,495
Equity attributable to non-controlling interests

340

319

174

176

59
Total equity

61,002

59,765

54,675

53,071

52,554
Total liabilities and equity

1,117,182

1,125,765

972,194

958,500

939,279

C – Information about the company
Property, plant and equipment
As of 31 December 2021, UBS operated about

690 business and
banking locations worldwide, of which approximately

33% were
in Switzerland, 47% in the Americas,

10% in the rest of Europe,
Middle East and

Africa, and 10% in

Asia Pacific. Of the

business
and banking

locations in Switzerland,

30% were

owned directly
by

UBS,

with

the

remainder,

along

with

most

of

UBS’s

offices
outside Switzerland,

being held

under commercial

leases. These
premises are

subject to

continuous maintenance

and upgrading
and

are

considered

suitable

and

adequate

for

current

and
anticipated operations.

UBS Group AG consolidated supplemental disclosures required under SEC regulations

D – Information required by Subpart 1400 of Regulation S-K
Selected statistical information
The

following

tables

set

forth

select

statistical

information
regarding

the

Group’s

banking

operations

extracted

from

its
financial

statements.

Unless

otherwise

indicated,

average
balances for

the years

ended 31 December

2021, 31 December
2020 and 31 December

2019 are calculated

from monthly data.
Unless

otherwise

indicated,

the

distinction

between

domestic
(Swiss) and foreign (non-Swiss) is generally based on the booking location.

Average balances and interest rates
The following table sets forth average interest-earning assets and average interest

-bearing liabilities,

along with

the average

yield,
for 2021, 2020

and 2019. Refer

to “Note 3

Net interest

income
and other net income from financial instruments measured

at fair
value

through

profit

or

loss”

in

the

“Consolidated

financial
statements”

section

of

this

report

for

more

information

about
interest income and interest expense.

For the year ended 31.12.21 31.12.20 31.12.19
USD million, except where indicated
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Assets
Balances at central banks
Domestic

98,804

(105)

(0.1)

90,234

(112)

(0.1)

70,639

(208)

(0.3)
Foreign

71,529

(31)

0.0

51,611

7

0.0

34,017

194

0.6
Loans and advances to banks
Domestic

3,158

40

1.3

2,930

43

1.5

2,574

29

1.1
Foreign

13,074

12

0.1

12,089

31

0.3

12,071

15

0.1
Receivables from securities financing transactions
1
Domestic

9,435

(28)

(0.3)

4,746

8

0.2

7,550

(11)

(0.1)
Foreign

79,297

234

0.3

92,098

551

0.6

99,269

1,654

1.7
Loans and advances to customers
Domestic

228,070

3,211

1.4

210,971

3,014

1.4

189,438

3,280

1.7
Foreign

160,902

2,700

1.7

138,515

3,139

2.3

131,046

3,930

3.0
Financial assets at fair value
1,2
Domestic

10,006

11

0.1

12,455

40

0.3

9,311

72

0.8
Foreign

169,267

1,203

0.7

192,251

1,826

0.9

191,373

3,484

1.8
of which: taxable

169,254

1,203

0.7

192,243

1,826

0.9

191,373

3,484

1.8
of which: non-taxable

12

0

2.4

7

0

4.0
Other interest-earning assets
Domestic

7,477

121

1.6

8,064

136

1.7

7,258

151

2.1
Foreign

47,040

298

0.6

45,442

386

0.8

35,471

637

1.8
Total interest-earning assets

898,059

7,666

0.9

861,406

9,068

1.1

790,017

13,226

1.7
Net interest income on swaps

1,552

1,134

711
Interest income on off-balance sheet securities and other

472

386

429
Interest income and average interest-earning assets

898,059

9,689
3

1.1

861,406

10,588
3

1.2

790,017

14,366
3

1.8
Non-interest-earning assets
4

298,224

310,129

282,668
Total average assets

1,196,284

1,171,535

1,072,685
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
financial statements” section of this

report for more information.

4 Mainly includes derivative

financial instruments, equity

instruments at fair value

held for trading and

financial assets for unit-linked

investment
contracts.

Average balances and interest rates (continued)
For the year ended 31.12.21 31.12.20 31.12.19
USD million, except where indicated
Average
balance
Interest

expense
Average

interest

rate (%)
Average
balance
Interest

expense
Average

interest

rate (%)
Average

balance
Interest

expense
Average

interest

rate (%)
Liabilities and equity
Amount due to banks
Domestic

10,369

(32)

(0.3)

8,097

(9)

(0.1)

6,012

(5)

(0.1)
Foreign

2,897

18

0.6

3,169

26

0.8

2,697

21

0.8
Payables from securities financing transactions
1
Domestic

4,786

1

0.0

3,888

6

0.2

3,238

18

0.6
Foreign

14,161

209

1.5

18,793

174

0.9

17,218

353

2.1
Customer deposits
Domestic

289,096

(290)

(0.1)

263,619

(173)

(0.1)

243,484

(41)

0.0
of which: demand deposits

160,019

(273)

(0.2)

137,599

(166)

(0.1)

123,833

(74)

(0.1)
of which: savings deposits

126,290

4

0.0

121,793

3

0.0

112,810

16

0.0
of which: time deposits

2,786

(20)

(0.7)

4,227

(9)

(0.2)

6,842

18

0.3
Foreign

232,165

107

0.0

214,785

552

0.3

185,097

1,784

1.0
of which: demand deposits

82,226

(31)

0.0

64,957

(6)

0.0

53,981

116

0.2
of which: savings deposits

99,847

81

0.1

71,341

194

0.3

48,629

186

0.4
of which: time deposits

50,092

58

0.1

78,488

363

0.5

82,488

1,482

1.8
Commercial paper
Domestic

292

0

0.0

130

0

(0.3)

105

0

0.0
Foreign

24,461

33

0.1

17,098

120

0.7

19,762

356

1.8
Other short-term debt issued measured at amortized cost
Domestic

13

0

(0.1)

10

0

0.0

8

0

0.0
Foreign

18,473

37

0.2

16,989

147

0.9

9,019

112

1.2
Long-term debt issued measured at amortized cost
Domestic

67,916

1,789

2.6

64,899

1,988

3.1

58,802

2,043

3.5
Foreign

27,820

491

1.8

27,100

581

2.1

34,903

824

2.4
Financial liabilities at fair value (excluding debt issued
designated at fair value)
1,2
Domestic

421

3

0.8

700

2

0.3

902

0

0.0
Foreign

137,268

13

0.0

145,398

324

0.2

143,216

1,834

1.3
Debt issued designated at fair value
Domestic

9,905

48

0.5

4,376

35

0.8

2,337

43

1.8
Foreign

60,388

429

0.7

56,442

801

1.4

63,182

1,450

2.3
Other interest-bearing liabilities
Domestic

2,884

(7)

(0.2)

3,333

(6)

(0.2)

2,384

15

0.6
Foreign

34,943

105

0.3

38,606

191

0.5

32,850

470

1.4
Total interest-bearing liabilities

938,259

2,954

0.3

887,433

4,759

0.5

825,216

9,277

1.1
Swap interest on hedged debt issued and other swaps

(765)

(608)

(63)
Interest expense on off-balance sheet securities and other

795

576

651
Interest expense and average interest-bearing liabilities

938,259

2,985
3

0.3

887,433

4,726
3

0.5

825,216

9,865
3

1.2
Non-interest-bearing liabilities
4

198,130

226,388

193,040
Total liabilities

1,136,389

1,113,820

1,018,256
Total equity

59,895

57,715

54,429
Total average liabilities and equity

1,196,284

1,171,535

1,072,685
Net interest income

6,705

5,862

4,501
Net yield on interest-earning assets

0.7

0.7

0.6
1 Repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under

IFRS.

2 Includes financial liabilities at fair value held for
trading, other financial liabilities designated at fair

value and brokerage payables

designated at fair value.

3 For the purpose of this

disclosure, negative interest expense on liabilities is

presented as a reduction to
interest expense, while in the consolidated income statement negative interest income on liabilities is presented as interest income. Refer to Note 3 in the “Consolidated financial statements” section of this report for more information.

4 Mainly includes derivative financial instruments, equity instruments at fair value held for trading and financial liabilities related to unit-linked investment contracts.

The

percentage

of

total

average

interest-earning

assets
attributable to foreign

activities was 60%

for 2021 (2020: 62%;
2019:

64%).

The

percentage

of

total

average

interest-bearing
liabilities

attributable

to

foreign

activities

was

56%

for

2021
(2020:

61%; 2019:

62%). All assets

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

interest-
earning

assets

and

interest-bearing

liabilities

on

the

changes

in
interest

income

and

expense

due

to

changes

in

volume

and
interest

rates

for

the

year

ended

31 December

2021

compared
with the year ended

31 December 2020, and for

the year ended
31 December 2020 compared with the year ended

31 December
2019.

Volume

and

rate

variances

have

been

calculated

on
movements

in

average

balances

and

changes

in

interest

rates.
Changes

due to

a

combination of

volume

and rates

have been
allocated proportionally.

2021 compared with 2020 2020 compared with 2019
Increase / (decrease)
due to changes in
Increase / (decrease)
due to changes in
USD million
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest income from interest-earning assets
Balances at central banks
Domestic

(9)

16

7

(59)

155

96
Foreign

0

(38)

(38)

106

(293)

(187)
Loans and advances to banks
Domestic

3

(6)

(3)

4

10

14
Foreign

3

(23)

(20)

0

16

16
Receivables from securities financing transactions
Domestic

9

(44)

(35)

3

16

19
Foreign

(77)

(240)

(317)

(122)

(981)

(1,103)
Loans and advances to customers
Domestic

239

(42)

197

366

(632)

(266)
Foreign

515

(954)

(439)

224

(1,015)

(791)
Financial assets at fair value
Domestic

(7)

(22)

(29)

25

(57)

(32)
Foreign

(207)

(416)

(623)

16

(1,674)

(1,658)
of which: taxable

(207)

(416)

(623)

16

(1,674)

(1,658)
of which: non-taxable

0

0

0

0

0

0
Other interest-earning assets
Domestic

(10)

(5)

(15)

17

(32)

(15)
Foreign

13

(101)

(88)

179

(430)

(251)
Interest income
Domestic

225

(103)

122

356

(540)

(184)
Foreign

247

(1,771)

(1,524)

403

(4,377)

(3,974)
Total interest income from interest-earning assets

472

(1,874)

(1,402)

759

(4,917)

(4,158)
Net interest income on swaps

418

423
Interest income on off-balance sheet securities and other

86

(43)
Total interest income

(899)

(3,778)

Analysis of changes in interest income and expense (continued)
2021 compared with 2020 2020 compared with 2019
Increase / (decrease)
due to changes in
Increase / (decrease)
due to changes in
USD million
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest expense on interest-bearing liabilities
Amount due to banks
Domestic

(2)

(21)

(23)

(2)

(2)

(4)
Foreign

(2)

(6)

(8)

4

1

5
Payables from securities financing transactions
Domestic

2

(7)

(5)

4

(16)

(12)
Foreign

(42)

76

34

33

(211)

(178)
Customer deposits
Domestic

(19)

(98)

(117)

(22)

(110)

(132)
of which: demand deposits

(22)

(86)

(108)

(14)

(78)

(92)
of which: savings deposits

0

1

1

0

(13)

(13)
of which: time deposits

3

(14)

(11)

(8)

(19)

(27)
Foreign

52

(497)

(445)

297

(1,530)

(1,233)
of which: demand deposits

(2)

(24)

(26)

24

(146)

(122)
of which: savings deposits

78

(192)

(114)

87

(79)

8
of which: time deposits

(24)

(281)

(305)

186

(1,306)

(1,120)
Commercial paper
Domestic

0

0

0

0

0

0
Foreign

52

(138)

(86)

(48)

(189)

(237)
Other short-term debt issued measured at amortized cost
Domestic

0

0

0

0

0

0
Foreign

13

(123)

(110)

133

(98)

35
Long-term debt issued measured at amortized cost
Domestic

94

(293)

(199)

3

(59)

(56)
Foreign

15

(105)

(90)

(187)

(56)

(243)
Financial liabilities at fair value (excluding debt issued designated at fair value)
Domestic

(1)

2

1

0

2

2
Foreign

(16)

(295)

(311)

28

(1,538)

(1,510)
Debt issued designated at fair value
Domestic

44

(31)

13

37

(44)

(7)
Foreign

55

(427)

(372)

(155)

(494)

(649)
Other interest-bearing liabilities
Domestic

1

(2)

(1)

6

(27)

(21)
Foreign

(18)

(68)

(86)

81

(359)

(278)
Interest expense
Domestic

119

(450)

(331)

26

(257)

(231)
Foreign

109

(1,583)

(1,474)

186

(4,473)

(4,287)
Total interest expense on interest-bearing liabilities

228

(2,033)

(1,805)

212

(4,731)

(4,518)
Swap interest on hedged debt issued and other swaps

(157)

(545)
Interest expense on off-balance sheet securities and other

220

(75)
Total interest expense

(1,742)

(5,139)

UBS Group AG consolidated supplemental disclosures required under SEC regulations

Deposits
The following

table analyzes average

deposits and average

rates
on each deposit category

for the years

ended 31 December 2021,
2020   and 2019 .
For

the

purpose

of

this

disclosure,

foreign
deposits

represent

deposits

from

depositors

who

are

based
outside of Switzerland.

Deposits by

foreign depositors in

domestic
offices

were
USD
77,011

million

as

of

31
  December 2021
(31 December

2020:

USD 76,167

million;

31 December

2019:
USD 54,251 million).

31.12.21 31.12.20 31.12.19
USD million, except where indicated
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Due to banks
Domestic

Demand deposits

927

(0.5)

1,037

(0.4)

925

(0.3)
Time deposits

3,026

0.0

1,775

0.4

44

0.9
Total domestic

3,953

(0.1)

2,812

0.1

969

(0.3)
Foreign
1
Interest-bearing deposits

9,313

(0.1)

8,454

0.1

7,740

0.1
Total due to banks

13,266

(0.1)

11,266

0.1

8,709

0.1
Customer deposits
Domestic

Demand deposits

101,338

(0.2)

90,070

(0.1)

83,835

(0.1)
Savings deposits

114,792

0.0

110,328

0.0

101,845

0.0
Time deposits

8,371

(0.4)

17,610

(0.1)

13,776

0.4
Total domestic

224,502

(0.1)

218,008

(0.1)

199,456

0.0
Foreign
1
Demand deposits

140,906

(0.1)

112,486

0.0

93,979

0.1
Savings deposits

111,345

0.1

82,806

0.2

59,593

0.3
Time deposits

44,507

0.1

65,104

0.5

75,554

1.9
Total foreign

296,758

0.0

260,397

0.2

229,126

0.8
Total customer deposits

521,260

0.0

478,404

0.1

428,582

0.4
1 For the

purpose of this

table, the distinction

between foreign and

domestic deposits is

based on the

domicile of the

depositor,

while foreign and

domestic deposits disclosed

in previous tables

are based on

the
booking location.

Uninsured deposits
From the combined total of Due to banks and Customer deposits as of 31 December

2021, total

estimated uninsured deposits

were
USD 392

billion

(31 December

2020:

USD 380

billion;
31 December

2019:

USD 318

billion).

Uninsured

deposits

are
deposits that are in excess

of local deposit insurance

or protection
scheme

limits

in

the

key

locations

in

which

UBS

operates,
calculated

based

on

the

respective

local

regulations,

as

well

as
deposits

in

uninsured

accounts.

The

main

deposit

insurance
schemes

applicable

to

UBS

deposits

are

the

Swiss

depositor
protection

scheme

in

Switzerland

(which

protects

applicable
deposits

up

to

a

maximum

of

CHF 100,000

per

client

and

per
bank

or

securities

firm),

the

Compensation

Scheme

of

German
Banks, EdB,

in combination

with the

Deposit Protection

Fund of
the

Association

of

German

Banks

in

Germany

(which

protects
applicable

deposits

up

to

a

maximum

of

EUR 597

million

per
client) and

the Federal

Deposit Insurance

Corporation (the

FDIC)
scheme in the Americas (which protects applicable deposits up to
a maximum of USD 250,000 per depositor,

per insured bank, for
each account ownership category).
The table below presents the

maturity of estimated uninsured
time deposits as of 31

December 2021. Where a depositor

holds
multiple accounts,

which in aggregate

are in excess

of a deposit
insurance or protection limit, the insured amount is first allocated to the account with the shortest time to maturity.

USD million

Uninsured time deposits
1
Within 3 months 44,912
3 to 6 months 2,748
6 to 12 months 2,437
Over 12 months 85
Total uninsured time deposits as of 31 December 2021 50,182
1 Amounts are estimated based on the methodologies defined in each local jurisdiction. As of 31 December 2021, there were no

US time deposits subject to the FDIC scheme that were in excess of the FDIC insurance limit.

Investments in debt instruments
The

table

below

presents

the

carrying

amount

and

weighted
average

yield

of

debt

instruments

presented

within

Financial
assets

measured

at

fair

value

through

other

comprehensive
income and Other financial assets measured at amortized cost on the

balance

sheet

by

contractual maturity

bucket. The

yield

for
each range of

maturities is calculated

by dividing the

annualized
interest

income

by

the

average

balance

of

the

investment

per
contractual maturity bucket. The

maturity information presented
does

not

consider

any

early

redemption

features

and

debt
instruments without fixed maturities are not included.

Within 1 year 1 up to 5 years 5 to 10 years Over 10 years
Total carrying
amount
USD million, except where indicated
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Debt instruments measured at fair value through
other comprehensive income
Asset-backed securities

1,129

1.63

3,720

1.42

4,849
Government bills/bonds

27

1.67

416

2.40

1,998

1.20

244

1.64

2,686
Corporate and other

1,193

1.61

116

2.48

1,310
Subtotal as of 31 December 2021

1,220

533

3,127

3,964

8,844
Debt securities measured at amortized cost

Asset-backed securities

2,418

2.32

2,418
Government bills/bonds

1,693

1.20

5,924

1.85

2,216

2.00

9,833
Corporate and other

1,025

0.77

4,264

0.30

1,318

0.33

6,608
Subtotal as of 31 December 2021

2,718

10,189

3,534

2,418

18,858
Total as of 31 December 2021

3,939

10,721

6,661

6,382

27,702

Loan portfolio
The table below provides the maturity profile of UBS’s core loan portfolio as of 31 December 2021. The contractual maturity is based on

carrying

amounts

and

includes

the

effect

of

callable

features.

For

loans

due

after

one

year,

a

breakdown

between

fixed

and
adjustable or floating interest rates is also provided.

USD million 31.12.21
Within 1 year

1 - 5 years 5 - 15 years Over 15 years
Total

of which: over 1 year
Fixed rate
Adjustable or
floating rate
Private clients with mortgages

30,119

66,165

34,226

21,969

152,479

78,826

43,533
Real estate financing

20,010

15,628

8,266

41

43,945

19,057

4,878
Large corporate clients

8,787

4,396

807

1

13,990

3,879

1,325
SME clients

6,772

4,205

3,027

0

14,004

3,817

3,414
Lombard

142,261

6,733

247

42

149,283

6,481

540
Credit cards

1,716

0

0

0

1,716

0

0
Commodity trade finance

3,809

0

4

0

3,813

4

0
Other loans and advances to customers

9,614

7,463

1,357

100

18,532

5,308

3,611
Loans to financial advisors

118

1,196

1,073

66

2,453

2,335

0
Total

223,205

105,785

49,005

22,218

400,214

119,708

57,301

Allowance for credit losses
For the years

ended 31 December

2021, 2020 and

2019, the ratio
of

net

charge-offs

(i.e.,

write-offs

of

expected

credit

loss
allowances

to

gross

carrying

amount

of

the

average

loans
outstanding)

during the

period was

not material

for UBS’s

core
loan portfolio, both on an overall

basis and on an individual loan
category basis. Total

write-offs for 31 December 2021 were

USD
137 million (31

December 2020: USD

356 million, 31

December
2019:

USD

142

million).

Refer

to

the

coverage

ratio

tables

in
“Note 9 Financial assets

at amortized cost and

other positions in
scope of expected

credit loss measurement” in

the "Consolidated
financial

statements"

section

of

this

report

for

the

ratio

of
expected credit loss allowances to total

loans outstanding at each
period end.

UBS AG consolidated supplemental disclosures required under SEC regulations

UBS AG consolidated supplemental
disclosures required under SEC regulations
A –

Introduction
The

following

pages

contain

supplemental

UBS

AG

disclosures
that are required

under SEC regulations. In September 2020,

the
SEC

issued

final

rules

updating

and

codifying

the

disclosure
requirements

for banking

registrants

set forth

in Industry

Guide
3,

Statistical Disclosure

by Bank

Holding

Companies. Under

the
final

rules, Industry

Guide 3

was rescinded

and replaced

with a
new Subpart 1400 of Regulation S-K, which has come into effect for UBS

AG’s 2021 reporting.

Part D of

this section provides

the
information

required

by

Subpart

1400

of

Regulation

S-K

and
where applicable, prior-period comparative information has been revised to align with the new requirements.
UBS

AG’s

consolidated

financial

statements

have

been
prepared

in

accordance

with

International

Financial

Reporting
Standards
(IFRS)

as

issued

by

the

International

Accounting
Standards Board (IASB) and are denominated in US dollars (USD), which is

also the

functional currency

of: UBS

AG’s Head

Office;
UBS AG London Branch; and UBS AG’s US-based operations.

B – Selected financial data

Key figures
As of or for the year ended
USD million, except where indicated 31.12.21 31.12.20 31.12.19 31.12.18 31.12.17
Results
Operating income

35,976

32,780

29,307

30,642

30,044
Operating expenses

27,012

25,081

24,138

25,184

24,969
Operating profit / (loss) from continuing operations before tax

8,964

7,699

5,169

5,458

5,076
Net profit / (loss) attributable to shareholders

7,032

6,196

3,965

4,107

758
Profitability and growth
1
Return on equity (%)

12.3

10.9

7.4

7.9

1.4
Return on tangible equity (%)

13.9

12.4

8.5

9.1

1.6
Return on common equity tier 1 capital (%)

17.6

16.6

11.3

11.9

2.3
Return on risk-weighted assets, gross (%)

12.3

11.9

11.2

12.0

12.8
Return on leverage ratio denominator, gross (%)
2

3.4

3.4

3.2

3.4

3.4
Cost / income ratio (%)

75.4

74.9

82.1

81.9

82.7
Net profit growth (%)

13.5

56.3

(3.4)

441.9

(77.4)
Resources
1
Total assets

1,116,145

1,125,327

971,927

958,066

940,020
Equity attributable to shareholders

58,102

57,754

53,722

52,224

51,987
Common equity tier 1 capital
3

41,594

38,181

35,233

34,562

34,100
Risk-weighted assets
3

299,005

286,743

257,831

262,840

242,725
Common equity tier 1 capital ratio (%)
3

13.9

13.3

13.7

13.1

14.0
Going concern capital ratio (%)
3

18.5

18.3

18.3

16.1

15.6
Total loss-absorbing capacity ratio (%)
3

33.3

34.2

33.9

31.3

31.4
Leverage ratio denominator
2,3

1,067,679

1,036,771

911,228

904,455

910,133
Common equity tier 1 leverage ratio (%)
2,3

3.90

3.68

3.87

3.82

3.75
Going concern leverage ratio (%)
2,3

5.2

5.1

5.2

4.7

4.2
Total loss-absorbing capacity leverage ratio (%)
3

9.3

9.5

9.6

9.1

8.4

UBS AG consolidated supplemental disclosures required under SEC regulations

Key figures (continued)
As of or for the year ended
USD million, except where indicated 31.12.21 31.12.20 31.12.19 31.12.18 31.12.17
Other
Invested assets (USD billion)
4

4,596

4,187

3,607

3,101

3,262
Personnel (full-time equivalents)

47,067

47,546

47,005

47,643

46,009
Americas

21,317

21,394

21,036

21,309

20,770
of which: USA

20,537

20,528

20,232

20,495

19,944
Asia Pacific

7,993

8,049

7,958

7,987

6,891
Europe, Middle East and Africa (excluding Switzerland)

5,748

5,797

5,546

5,669

5,404
of which: UK

2,611

2,596

2,392

2,508

2,428
of which: rest of Europe (excluding Switzerland)

2,949

3,024

2,988

2,992

2,814
of which: Middle East and Africa

189

177

166

168

161
Switzerland

12,009

12,307

12,465

12,678

12,943
Registered ordinary shares (number)

3,858,408,466

3,858,408,466

3,858,408,466

3,858,408,466

3,858,408,466
Treasury shares (number)

0

0

0

0

0
1 Refer to the “Targets, aspirations

and capital guidance” section of this report for more information about our performance measurement.

2 Leverage ratio denominators and leverage ratios

for year 2020 do not
reflect the effects of

the temporary exemption

that applied from 25

March 2020 until 1

January 2021 and

was granted by

FINMA in connection with

COVID-19. Refer to

the “Regulatory and legal

developments”
section of our Annual Report 2020 for more information.

3 Based on the Swiss systemically relevant

bank framework as of 1 January 2020.

Refer to the “Capital, liquidity and funding, and

balance sheet” section
of the report for the respective period for more information.

4 Consists of invested assets for Global Wealth Management, Asset Management and Personal

& Corporate Banking. Refer to “Note 32 Invested assets
and net new money” in the “Consolidated financial statements” section of this report for more information.

Income statement data
For the year ended
USD million, except where indicated 31.12.21 31.12.20 31.12.19 31.12.18 31.12.17
Net interest income

6,605

5,788

4,415

4,971

6,021
Other net income from financial instruments measured

at fair value through profit or loss

5,844

6,930

6,833

6,953

5,640
Credit loss (expense) / release

148

(695)

(78)

(117)

(131)
Fee and commission income

24,422

20,982

19,156

19,632

19,390
Fee and commission expense

(1,985)

(1,775)

(1,696)

(1,703)

(1,840)
Net fee and commission income

22,438

19,207

17,460

17,930

17,550
Other income

941

1,549

677

905

965
Total operating income

35,976

32,780

29,307

30,642

30,044
Total operating expenses

27,012

25,081

24,138

25,184

24,969
Operating profit / (loss) before tax

8,964

7,699

5,169

5,458

5,076
Tax expense / (benefit)

1,903

1,488

1,198

1,345

4,242
Net profit / (loss)

7,061

6,211

3,971

4,113

834
Net profit / (loss) attributable to preferred noteholders

73
Net profit / (loss) attributable to non-controlling interests

29

15

6

7

4
Net profit / (loss) attributable to shareholders

7,032

6,196

3,965

4,107

758
Cost / income ratio (%)

75.4

74.9

82.1

81.9

82.7
Rates of return (%)
Return on equity attributable to shareholders

12.3

10.9

7.4

7.9

1.4

Dividends received from investments in subsidiaries and associates
In 2021,

UBS AG

received dividends

of USD 6,401

million (2020:

USD 3,214 million;

2019: USD 3,508

million) from

its subsidiaries
and associates. Dividends disclosed have been translated to US dollars from the functional currency of the entity paying the dividend, using the closing exchange rate of the month the dividend was received.

UBS AG consolidated supplemental disclosures required under SEC regulations

Balance sheet data
USD million 31.12.21 31.12.20 31.12.19 31.12.18 31.12.17
Assets
Cash and balances at central banks

192,817

158,231

107,068

108,370

90,045
Loans and advances to banks

15,360

15,344

12,379

16,642

14,047
Receivables from securities financing transactions

75,012

74,210

84,245

95,349

91,951
Cash collateral receivables on derivative instruments

30,514

32,737

23,289

23,603

24,040
Loans and advances to customers

398,693

380,977

327,992

321,482

328,952
Other financial assets measured at amortized cost

26,236

27,219

23,012

22,637

37,890
Total financial assets measured at amortized cost

738,632

688,717

577,985

588,084

586,925
Financial assets at fair value held for trading

131,033

125,492

127,695

104,513

129,509
of which: assets pledged as collateral that may be sold or repledged by counterparties

43,397

47,098

41,285

32,121

36,277
Derivative financial instruments

118,145

159,618

121,843

126,212

121,286
Brokerage receivables

21,839

24,659

18,007

16,840
Financial assets at fair value not held for trading

59,642

80,038

83,636

82,387

60,070
Total financial assets measured at fair value through profit or loss

330,659

389,808

351,181

329,953

310,865
Financial assets measured at fair value through other comprehensive income

8,844

8,258

6,345

6,667

8,889
Investments in associates

1,243

1,557

1,051

1,099

1,045
Property, equipment and software

11,712

11,958

11,826

8,479

8,191
Goodwill and intangible assets

6,378

6,480

6,469

6,647

6,563
Deferred tax assets

8,839

9,174

9,524

10,077

9,993
Other non-financial assets

9,836

9,374

7,547

7,062

7,548
Total assets

1,116,145

1,125,327

971,927

958,066

940,020
Liabilities
Amounts due to banks

13,101

11,050

6,570

10,962

7,728
Payables from securities financing transactions

5,533

6,321

7,778

10,296

17,485
Cash collateral payables on derivative instruments

31,801

37,313

31,416

28,906

31,029
Customer deposits

544,834

527,929

450,591

421,986

423,058
Funding from UBS Group AG

57,295

53,979

47,866

41,202

35,648
Debt issued measured at amortized cost

82,432

85,351

62,835

91,245

107,458
Other financial liabilities measured at amortized cost

9,765

10,421

10,373

7,576

38,092
Total financial liabilities measured at amortized cost

744,762

732,364

617,429

612,174

660,498
Financial liabilities at fair value held for trading

31,688

33,595

30,591

28,949

31,251
Derivative financial instruments

121,309

161,102

120,880

125,723

119,138
Brokerage payables designated at fair value

44,045

38,742

37,233

38,420
Debt issued designated at fair value

71,460

59,868

66,592

57,031

50,782
Other financial liabilities designated at fair value

32,414

31,773

36,157

33,594

16,643
Total financial liabilities measured at fair value through profit or loss

300,916

325,080

291,452

283,717

217,814
Provisions

3,452

2,791

2,938

3,457

3,164
Other non-financial liabilities

8,572

7,018

6,211

6,318

6,499
Total liabilities

1,057,702

1,067,254

918,031

905,667

887,974
Equity attributable to shareholders

58,102

57,754

53,722

52,224

51,987
Equity attributable to non-controlling interests

340

319

174

176

59
Total equity

58,442

58,073

53,896

52,400

52,046
Total liabilities and equity

1,116,145

1,125,327

971,927

958,066

940,020

C – Information about the company
Property, plant and equipment
As of 31

December 2021, UBS AG

operated about 680

business
and banking

locations worldwide,

of which

approximately 33%
were

in

Switzerland,

48%

in

the

Americas,

10%

in

the

rest

of
Europe,

Middle East

and Africa,

and

9% in

Asia Pacific.

Of the
business and banking locations in Switzerland, 30% were owned directly by UBS

AG, with the remainder,

along with most of

UBS
AG’s

offices

outside

Switzerland,

being

held

under

commercial
leases. These

premises are subject

to continuous

maintenance and
upgrading and are

considered suitable

and adequate for

current
and anticipated operations.

UBS AG consolidated supplemental disclosures required under SEC regulations

D – Information required by Subpart 1400 of Regulation S-K
Selected statistical information
The

following

tables

set

forth

select

statistical

information
regarding

UBS

AG’s

banking

operations

extracted

from
  its
financial

statements.

Unless

otherwise

indicated,

average
balances for

the years

ended 31 December

2021, 31 December
2020 and 31 December

2019 are calculated

from monthly data.
Unless

otherwise

indicated,

the

distinction

between

domestic
(Swiss) and foreign (non-Swiss) is generally based on the booking location.

Average balances and interest rates
The following table sets forth average interest-earning assets and average interest

-bearing liabilities,

along with

the average

yield,
for 2021,

2020 and

2019. Refer

to “Note

3 Net interest income
and other net income from financial instruments measured

at fair
value

through

profit

or

loss”

in

the

“Consolidated

financial
statements”

section

of

this

report

for

more

information

about
interest income and interest expense.

For the year ended 31.12.21 31.12.20 31.12.19
USD million, except where indicated
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Assets
Balances at central banks
Domestic

98,804

(105)

(0.1)

90,234

(112)

(0.1)

70,639

(208)

(0.3)
Foreign

71,529

(31)

0.0

51,611

7

0.0

34,017

194

0.6
Loans and advances to banks
Domestic

3,158

40

1.3

2,930

43

1.5

2,574

29

1.1
Foreign

12,961

12

0.1

12,001

31

0.3

11,853

15

0.1
Receivables from securities financing transactions
1
Domestic

9,435

(28)

(0.3)

4,746

8

0.2

7,550

(11)

(0.1)
Foreign

79,297

234

0.3

92,098

551

0.6

99,269

1,654

1.7
Loans and advances to customers
Domestic

229,794

3,214

1.4

212,383

3,020

1.4

190,898

3,300

1.7
Foreign

160,869

2,698

1.7

138,485

3,136

2.3

131,020

3,926

3.0
Financial assets at fair value
1,2
Domestic

10,023

11

0.1

12,459

40

0.3

9,317

72

0.8
Foreign

169,368

1,203

0.7

192,381

1,826

0.9

191,500

3,484

1.8
of which: taxable

169,356

1,202

0.7

192,374

1,826

0.9

191,500

3,484

1.8
of which: non-taxable

12

0

2.4

7

0

4.0
Other interest-earning assets
Domestic

7,477

121

1.6

8,064

136

1.7

7,258

151

2.1
Foreign

47,042

298

0.6

45,443

386

0.8

35,471

637

1.8
Total interest-earning assets

899,757

7,666

0.9

862,835

9,071

1.1

791,366

13,242

1.7
Net interest income on swaps

1,558

1,140

716
Interest income on off-balance sheet securities and other

472

386

429
Interest income and average interest-earning assets

899,757

9,695
3

1.1

862,835

10,597
3

1.2

791,366

14,386
3

1.8
Non-interest-earning assets
4

296,300

308,528

280,815
Total average assets

1,196,057

1,171,363

1,072,181
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

for more information.

4 Mainly includes derivative financial

instruments, equity instruments at

fair value held for trading

and financial assets for unit-linked

investment
contracts.

Average balances and interest rates (continued)
For the year ended 31.12.21 31.12.20 31.12.19
USD million, except where indicated
Average
balance
Interest
expense
Average

interest

rate (%)
Average
balance
Interest
expense
Average

interest

rate (%)
Average
balance
Interest
expense
Average

interest

rate (%)
Liabilities and equity
Amount due to banks
Domestic

10,369

(32)

(0.3)

8,097

(9)

(0.1)

6,012

(5)

(0.1)
Foreign

2,897

18

0.6

3,169

26

0.8

2,697

21

0.8
Payables from securities financing transactions
1
Domestic

4,786

1

0.0

3,888

6

0.2

3,238

18

0.6
Foreign

14,161

209

1.5

18,793

174

0.9

17,218

353

2.1
Customer deposits
Domestic

293,028

(281)

(0.1)

266,614

(160)

(0.1)

246,066

133

0.1
of which: demand deposits

162,016

(273)

(0.2)

138,949

(164)

(0.1)

125,127

(66)

(0.1)
of which: savings deposits

126,290

4

0.0

121,793

3

0.0

112,810

16

0.0
of which: time deposits

4,721

(12)

(0.3)

5,873

1

0.0

8,130

18

0.2
Foreign

232,165

107

0.0

214,783

551

0.3

185,093

1,784

1.0
of which: demand deposits

82,226

(31)

0.0

64,955

(6)

0.0

53,976

116

0.2
of which: savings deposits

99,847

81

0.1

71,341

194

0.3

48,629

186

0.4
of which: time deposits

50,092

58

0.1

78,488

363

0.5

82,488

1,483

1.8
Funding from UBS Group AG
Domestic

56,008

1,699

3.0

51,005

1,740

3.4

45,487

1,896

4.2
Foreign

0

0

0.0

0

0

0.0

0

0

0.0
Commercial paper
Domestic

292

0

0.0

130

0

0.0

105

0

0.0
Foreign

24,461

33

0.1

17,098

120

0.7

19,762

356

1.8
Other short-term debt issued measured at amortized cost
Domestic

13

0

(0.1)

10

0

0.0

8

0

0.0
Foreign

18,473

37

0.2

16,989

147

0.9

9,019

112

1.2
Long-term debt issued measured at amortized cost
Domestic

12,352

192

1.6

14,054

323

2.3

13,483

336

2.5
Foreign

27,820

491

1.8

27,100

581

2.1

34,903

824

2.4
Financial liabilities at fair value (excluding debt issued
designated at fair value)
1,2
Domestic

421

3

0.8

701

2

0.3

903

0

0.0
Foreign

139,374

81

0.1

146,306

354

0.2

143,246

1,835

1.3
Debt issued designated at fair value
Domestic

7,806

(20)

(0.3)

3,469

6

0.2

2,307

42

1.8
Foreign

60,388

429

0.7

56,442

801

1.4

63,182

1,450

2.3
Other interest-bearing liabilities
Domestic

2,884

(7)

(0.2)

3,333

(6)

(0.2)

2,381

15

0.6
Foreign

34,833

101

0.3

38,516

187

0.5

32,768

465

1.4
Total interest-bearing liabilities

942,531

3,060

0.3

890,498

4,841

0.5

827,878

9,470

1.1
Swap interest on hedged debt instruments and other swaps

(765)

(608)

(149)
Interest expense on off-balance sheet securities and other

797

576

651
Interest expense and average interest-bearing liabilities

942,531

3,091
3

0.3

890,498

4,809
3

0.5

827,878

9,971
3

1.2
Non-interest-bearing liabilities
4

196,273

224,468

191,113
Total liabilities

1,138,804

1,114,966

1,018,991
Total equity

57,254

56,397

53,189
Total average liabilities and equity

1,196,057

1,171,363

1,072,181
Net interest income

6,604

5,788

4,415
Net yield on interest-earning assets

0.7

0.7

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

to Note 3 in the “Consolidated

financial statements” section of this

report
for more information.

4 Mainly includes derivative financial instruments, equity instruments at fair value held for trading and financial liabilities related to unit-linked investment contracts.

The

percentage

of

total

average

interest-earning

assets
attributable to foreign

activities was 60%

for 2021 (2020: 62%;
2019:

64%).

The

percentage

of

total

average

interest-bearing
liabilities

attributable

to

foreign

activities

was

56%

for

2021
(2020:

61%; 2019:

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

interest-
earning

assets

and

interest-bearing

liabilities

on

the

changes

in
interest

income

and

expense

due

to

changes

in

volume

and
interest

rates

for

the

year

ended

31 December

2021

compared
with the year ended

31 December 2020, and for

the year ended
31 December 2020 compared with the year ended

31 December
2019.

Volume

and

rate

variances

have

been

calculated

on
movements

in

average

balances

and

changes

in

interest

rates.
Changes

due to

a

combination of

volume

and rates

have been
allocated proportionally.

2021 compared with 2020 2020 compared with 2019
Increase / (decrease)
due to changes in
Increase / (decrease)
due to changes in
USD million
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest income from interest-earning assets
Balances at central banks
Domestic

(9)

16

7

(59)

155

96
Foreign

0

(38)

(38)

106

(293)

(187)
Loans and advances to banks
Domestic

3

(6)

(3)

4

10

14
Foreign

3

(23)

(20)

0

16

16
Receivables from securities financing transactions
Domestic

9

(44)

(35)

3

16

19
Foreign

(77)

(240)

(317)

(122)

(981)

(1,103)
Loans and advances to customers
Domestic

244

(50)

194

365

(645)

(280)
Foreign

515

(954)

(439)

224

(1,014)

(790)
Financial assets at fair value
Domestic

(7)

(22)

(29)

25

(57)

(32)
Foreign

(207)

(416)

(623)

16

(1,674)

(1,658)
of which: taxable

(207)

(416)

(623)

16

(1,674)

(1,658)
of which: non-taxable

0

0

0

0

0

0
Other interest-earning assets
Domestic

(10)

(5)

(15)

17

(32)

(15)
Foreign

13

(101)

(88)

179

(430)

(251)
Interest income
Domestic

230

(111)

119

355

(553)

(198)
Foreign

247

(1,772)

(1,525)

403

(4,376)

(3,973)
Total interest income from interest-earning assets

477

(1,883)

(1,406)

758

(4,929)

(4,171)
Net interest income on swaps

418

424
Interest income on off-balance sheet securities and other

86

(43)
Total interest income

(902)

(3,789)

Analysis of changes in interest income and expense (continued)
2021 compared with 2020 2020 compared with 2019
Increase / (decrease)
due to changes in
Increase / (decrease)
due to changes in
USD million
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest expense on interest-bearing liabilities
Amount due to banks
Domestic

(2)

(21)

(23)

(2)

(3)

(5)
Foreign

(2)

(5)

(7)

4

1

5
Payables from securities financing transactions
Domestic

2

(7)

(5)

4

(16)

(12)
Foreign

(42)

76

34

33

(211)

(178)
Customer deposits

Domestic

(23)

(98)

(121)

(19)

(109)

(128)
of which: demand deposits

(23)

(86)

(109)

(14)

(84)

(98)
of which: savings deposits

0

1

1

0

(13)

(13)
of which: time deposits

0

(13)

(13)

(5)

(12)

(17)
Foreign

52

(497)

(445)

297

(1,530)

(1,233)
of which: demand deposits

0

(26)

(26)

22

(144)

(122)
of which: savings deposits

86

(200)

(114)

91

(83)

8
of which: time deposits

(142)

(163)

(305)

206

(1,326)

(1,120)
Funding from UBS Group AG

Domestic

170

(211)

(41)

(3)

(153)

(156)
Foreign

0

0

0

0

0

0
Commercial paper
Domestic

0

0

0

0

0

0
Foreign

52

(138)

(86)

(48)

(189)

(237)
Other short-term debt issued measured at amortized cost
Domestic

0

0

0

0

0

0
Foreign

13

(123)

(110)

133

(98)

35
Long-term debt issued measured at amortized cost
Domestic

(39)

(92)

(131)

14

(27)

(13)
Foreign

15

(105)

(90)

(187)

(56)

(243)
Financial liabilities at fair value (excluding debt issued designated at fair value)
Domestic

(1)

2

1

0

2

2
Foreign

(14)

(259)

(273)

40

(1,521)

(1,481)
Debt issued designated at fair value
Domestic

9

(34)

(25)

21

(57)

(36)
Foreign

55

(426)

(371)

(155)

(494)

(649)
Other interest-bearing liabilities
Domestic

1

(2)

(1)

6

(27)

(21)
Foreign

(18)

(68)

(86)

80

(358)

(278)
Interest expense
Domestic

117

(463)

(346)

21

(390)

(369)
Foreign

111

(1,546)

(1,435)

197

(4,456)

(4,259)
Total interest expense on interest-bearing liabilities

228

(2,010)

(1,782)

218

(4,846)

(4,628)
Swap interest on hedged debt instruments and other swaps

(157)

(459)
Interest expense on off-balance sheet securities and other

221

(75)
Total interest expense

(1,718)

(5,162)

UBS AG consolidated supplemental disclosures required under SEC regulations

Deposits
The following

table analyzes average

deposits and average

rates
on each deposit category

for the years

ended 31 December 2021,
2020   and 2019 .
For

the

purpose

of

this

disclosure,

foreign
deposits

represent

deposits

from

depositors

who

are

based
outside of Switzerland.

Deposits by

foreign depositors in

domestic
offices

were
USD   77 , 070   million
as

of

31
    December 2021
(31 December

2020:

USD 76,200

million;

31 December

2019:
USD 54,262 million).

31.12.21 31.12.20 31.12.19
USD million, except where indicated
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Due to banks
Domestic

Demand deposits

927

(0.5)

1,037

(0.4)

925

(0.3)
Time deposits

3,026

0.0

1,775

0.4

44

0.9
Total domestic

3,953

(0.1)

2,812

0.1

969

(0.3)
Foreign
1
Interest-bearing deposits

9,313

(0.1)

8,454

0.1

7,740

0.1
Total due to banks

13,266

(0.1)

11,266

0.1

8,709

0.1
Customer deposits
Domestic

Demand deposits

103,267

(0.2)

91,404

(0.1)

85,115

(0.1)
Savings deposits

114,792

0.0

110,328

0.0

101,845

0.0
Time deposits

10,306

(0.2)

19,256

0.0

15,064

0.3
Total domestic

228,366

(0.1)

220,988

0.0

202,024

0.0
Foreign
1
Demand deposits

140,975

(0.1)

112,499

0.0

93,988

0.1
Savings deposits

111,345

0.1

82,806

0.2

59,593

0.3
Time deposits

44,507

0.1

65,104

0.5

75,554

1.9
Total foreign

296,826

0.0

260,410

0.2

229,135

0.8
Total customer deposits

525,192

0.0

481,398

0.1

431,159

0.4
1 For the

purpose of this

table, the distinction

between foreign and

domestic deposits is

based on the

domicile of the

depositor,

while foreign and

domestic deposits disclosed

in previous tables

are based on

the
booking location.

Uninsured deposits

From the combined total of Due to banks and Customer deposits as of 31 December

2021, total estimated

uninsured deposits were
USD 395

billion

(31 December

2020:

USD 383

billion;
31 December

2019:

USD 320

billion).

Uninsured

deposits

are
deposits that are in

excess of local deposit

insurance or protection
scheme

limits

in

the

key

locations

in

which

UBS

AG

operates,
calculated

based

on

the

respective

local

regulations,

as

well

as
deposits

in

uninsured

accounts.

The

main

deposit

insurance
schemes applicable

to UBS

AG deposits

are the

Swiss depositor
protection

scheme

in

Switzerland

(which

protects

applicable
deposits

up

to

a

maximum

of

CHF 100,000

per

client

and

per
bank

or

securities

firm),

the

Compensation

Scheme

of

German
Banks, EdB,

in combination

with the

Deposit Protection

Fund of
the

Association

of

German

Banks

in

Germany

(which

protects
applicable

deposits

up

to

a

maximum

of

EUR

597 million

per
client) and

the Federal

Deposit Insurance

Corporation (the

FDIC)
scheme in the Americas (which protects applicable deposits up to a maximum of USD 250,000 per

depositor, per insured bank, for
each account ownership category).
The table below presents the

maturity of estimated uninsured
time deposits as of 31

December 2021. Where a depositor

holds
multiple accounts,

which in aggregate

are in excess

of a deposit
insurance or protection limit, the insured amount is first allocated to the account with the shortest time to maturity.

USD million

Uninsured time deposits
1
Within 3 months

46,223
3 to 6 months

2,748
6 to 12 months

2,437
Over 12 months

720
Total uninsured time deposits as of 31 December 2021

52,128
1 Amounts are estimated based on the methodologies defined in each local jurisdiction. As of 31 December 2021, there were no US time deposits subject to the FDIC scheme that were in excess of the FDIC insurance
limit.

Investments in debt instruments
The

table

below

presents

the

carrying

amount

and

weighted
average

yield

of

debt

instruments

presented

within

Financial
assets

measured

at

fair

value

through

other

comprehensive
income and Other financial assets measured at amortized cost on the

balance

sheet

by

contractual maturity

bucket. The

yield

for
each range of

maturities is calculated

by dividing the

annualized
interest

income

by

the

average

balance

of

the

investment

per
contractual maturity bucket. The

maturity information presented
does

not

consider

any

early

redemption

features

and

debt
instruments without fixed maturities are not included.

Within 1 year 1 up to 5 years 5 to 10 years Over 10 years
Total
carrying
amount
USD million, except where indicated
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Debt instruments measured at fair value
through other comprehensive income
Asset-backed securities

1,129

1.63

3,720

1.42

4,849
Government bills/bonds

27

1.67

416

2.40

1,998

1.20

244

1.64

2,686
Corporate and other

1,193

1.61

116

2.48

1,310
Subtotal as of 31 December 2021

1,220

533

3,127

3,964

8,844
Debt securities measured at amortized cost

Asset-backed securities

2,418

2.32

2,418
Government bills/bonds

1,693

1.20

5,924

1.85

2,216

2.00

9,833
Corporate and other

1,025

0.77

4,264

0.30

1,318

0.33

6,608
Subtotal as of 31 December 2021

2,718

10,189

3,534

2,418

18,858
Total as of 31 December 2021

3,939

10,721

6,661

6,382

27,702

Loan portfolio
The table

below provides

the maturity profile

of UBS

AG’s core

loan portfolio

as of

31 December 2021. The

contractual maturity

is
based on carrying amounts and includes the effect of callable features. For loans due after one year, a breakdown between fixed and adjustable or floating interest rates is also provided.

USD million 31.12.21
Within 1 year

1 - 5 years 5 - 15 years Over 15 years
Total

of which: over 1 year
Fixed rate
Adjustable or
floating rate
Private clients with mortgages

30,119

66,165

34,226

21,969

152,479

78,826

43,533
Real estate financing

20,010

15,628

8,266

41

43,945

19,057

4,878
Large corporate clients

8,787

4,396

807

1

13,990

3,879

1,325
SME clients

6,772

4,205

3,027

0

14,004

3,817

3,414
Lombard

142,261

6,733

247

42

149,283

6,481

540
Credit cards

1,716

0

0

0

1,716

0

0
Commodity trade finance

3,809

0

4

0

3,813

4

0
Other loans and advances to customers

10,293

7,679

1,393

100

19,464

5,411

3,760
Loans to financial advisors

118

1,196

1,073

66

2,453

2,335

0
Total

223,884

106,002

49,042

22,218

401,146

119,811

57,450

Allowance for credit losses
For the years

ended 31 December

2021, 2020 and

2019, the ratio
of

net

charge-offs

(i.e.,

write-offs

of

expected

credit

loss
allowances

to

gross

carrying

amount

of

the

average

loans
outstanding)

during

the

period

was

not

material

for

UBS

AG’s
core loan portfolio, both on

an overall basis and on an individual
loan category basis. Total

write-offs for 31 December 2021 were
USD

137

million

(31

December

2020:

USD

356

million,

31
December

2019:

USD

142

million).

Refer

to

the

coverage

ratio
tables

in

“Note

9

Financial

assets

at

amortized

cost

and

other
positions

in

scope of

expected credit

loss measurement”

in

the
"Consolidated financial statements" section of this report for the ratio of expected credit loss allowances

to total loans outstanding
at each period end.

UBS AG consolidated supplemental disclosures required under SEC regulations

Appendix

A

Appendix

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

We use APMs to provide a

more complete picture of our

operating performance and to
reflect management’s view of the

fundamental drivers of our

business results. A definition of

each APM, the method

used to calculate
it and the information content are presented in alphabetical order in the table below.

Our APMs may qualify as non-GAAP measures
as defined by US Securities and Exchange Commission (SEC) regulations.

APM label Calculation
Information content
Active Digital Banking clients in
Corporate & Institutional Clients (%)
– P&C
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships or legal
entities operated by Corporate & Institutional

Clients,
excluding clients that do not have an account,

mono-
product clients and clients that have defaulted on

loans
or credit facilities. At the end of each month, any client
that has logged on at least once in that

month is
determined to be “active” (a log-in time stamp

is
allocated to all business relationship numbers or

per
legal entity in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) which are serviced by Corporate &
Institutional Clients.
Active Digital Banking clients in
Personal Banking (%)
– P&C
Calculated as the average number of active

clients for
each month in the relevant period divided by the
average number of total clients. “Clients” refers

to the
number of unique business relationships operated

by
Personal Banking, excluding persons under the

age of
15, clients who do not have a private account,

clients
domiciled outside Switzerland and clients who have
defaulted on loans or credit facilities. At the

end of
each month, any client that has logged on

at least once
in that month is determined to be “active”

(a log-in
time stamp is allocated to all business relationship
numbers in a digital banking contract).
This measure provides information about the
proportion of active Digital Banking clients in the total
number of UBS clients (within the aforementioned
meaning) who are serviced by Personal Banking.
Business volume for Personal

Banking (CHF and USD)
– P&C
Calculated as the sum of client assets and loans. This measure provides information about the volume of client assets and loans.
Client assets (USD and CHF)
– P&C
Calculated as the sum of invested assets

and other
assets held purely for transactional purposes or

custody
only. Net new money is not measured for Personal &
Corporate Banking.
This measure provides information about the volume
of client assets managed by or deposited with

UBS for
investment purposes, including other assets

held
purely for transactional purposes or custody only.
Cost / income ratio (%)
Calculated as operating expenses divided by

operating
income before credit loss expense or release
(annualized as applicable).
This measure provides information about the
efficiency of the business by comparing operating
expenses with gross income.
Fee-generating assets (USD)
– GWM
Calculated as the sum of discretionary and non-
discretionary wealth management portfolios (mandate
volume) and assets where generated revenues are
predominantly of a recurring nature, i.e., mainly
investment and mutual funds, including hedge

funds
and private markets, where we have a distribution
agreement.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream.

APM label
Calculation

Information content
Fee-generating asset margin (bps)
– GWM
Calculated as revenues from fee-generating assets (a
portion of which is included in recurring fee income
and a portion of which is included in transaction-
based income, annualized as applicable) divided

by
average fee-generating assets for the relevant
mandate fee billing period. For the US, fees have
been billed on daily balances since the fourth

quarter
of 2020 and average fee-generating assets

are
calculated as the average of the monthly

average
balances. Prior to the fourth quarter 2020, billing

was
based on prior quarter-end balances,

and the average
fee-generating

assets were thus the prior quarter-end
balance. For balances outside of the US, billing

is
based on prior month-end balances and average

fee-
generating assets are thus the average of the prior
month-end balances.
This measure provides information about the revenues
from fee-generating assets in relation to their average
volume during the relevant mandate fee billing
period.
Gross margin on invested assets (bps)
– AM
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

UBS for
investment purposes.
Loan penetration (%)
– GWM
Calculated as loans divided by invested

assets.
This measure provides information about loan volume
in relation to invested assets.
Mobile Banking log-in share in Personal
Banking (%)
– P&C
Calculated as the number of Mobile Banking

app

log-ins divided by total log-ins via E-Banking

and the
Mobile Banking app in Personal Banking. If

a digital
banking contract is linked to multiple business
relationships, the log-in is attributed to the business
relationship with the most banking products in use.
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
– AM
Calculated as operating profit before tax (annualized
as applicable) divided by average invested

assets.
This measure provides information about the
operating profit before tax of the business in relation
to invested

assets.
Net new business volume for Personal
Banking (CHF and USD)
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

period.
This measure provides information about the growth
of business volume as a result of net new business
volume flows during a specific period.
Net new fee-generating assets (USD)
– GWM
Calculated as the sum of the net amount of

fee-
generating assets inflows and outflows, including
dividend and interest inflows into mandates and
outflows from mandate fees paid by clients, during

a
specific period.
This measure provides information about the
development of fee-generating assets during

a
specific period as a result of net flows and excludes
movements due to market performance and

foreign
exchange translation.
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

Appendix

APM label
Calculation

Information content
Pre-tax profit growth (%)
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth in comparison with the prior period.
Recurring net fee income
(USD and CHF)
– GWM, P&C
Calculated as the total of fees for services provided

on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and custody

fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
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
Return on risk-weighted

assets, gross (%)
Calculated as annualized operating income

before
credit loss expense or release divided by average risk-
weighted assets.
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
– P&C
Calculated as secured loan portfolio divided by

total
gross loan portfolio.
This measure provides information about the
proportion of the secured loan portfolio in the total
gross loan portfolio.
Tangible book value per share
(USD and CHF
1
)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the

number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share

(USD and CHF
1
)
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

Abbreviations frequently used in our financial reports

A
ABS   asset - backed securities
AG M   Annual G eneral M eeting   of
shareholders
A - IRB   advanced internal ratings -
based
AIV   alternative investment
vehicle
ALCO   Asset and Liability
Committee
AMA   advanced measurement
approach
AML   anti - money laundering
AoA   Articles of Association
APM   alternative pe rformance
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

CDS   credit defa ult swap
CEA   Commodity Exchange Act
CEO   Chief Executive Officer
CET1   common equity tier 1
CFO   Chief Financial Officer
CFTC   US Commodity Futures
Trading Commission
C GU   c ash - generating unit
CHF   Swiss franc

CIO   Chief Investment Office
CLS   C ontinuous Linked
Settlement

C&ORC   Compliance & Operational
Risk Control
CRD IV   EU Capital Requirements
Directive of 2013
CRM   credit risk mitigation (credit
risk) or comprehensive risk
measure (market risk)
CST   combined stress test
CUSIP   Committee on Unif orm
Security Identification
Procedures
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
EMEA   Europe, Middle East and
Africa
EOP   Equity Ownership Plan
EPS   earnings per share
ESG   environmental, social and
governance
ETD   exchange - traded derivative s
ETF   exchange - traded fund
EU   European Union
EUR   euro
EURIBOR   Euro Interbank Offered Rate
ESR   e nvironmental and social
risk
EVE   economic va lue of equity
EY   Ernst & Young Ltd

F
FA   financial advisor
FCA   UK Financial Conduct
Authority
FCT   foreign currency translation
FINMA   Swiss Financial Market
Supervisory Authority
FMIA   Swiss Financial Market
Infrastructure Act

Appendix

Abbreviations frequently used in our financial reports (continued)

FSB   Financial Stability Board
F TA   Swiss Federal Tax
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
GHG   greenhouse gas
GIA   Group Internal Audit
GMD   Group Managing Director
GRI   Global Reporting Initiative
G - SIB   global systemically
important bank

H
Hong Kong
SAR   Hong Kong Special
  Administrative Region of
the People’s Republic of
  China
HQLA

high-quality liquid assets

I
IAS   International Accounting
Standards
IASB   International Accounting
Standards Board
IBOR   interbank offered rate
IFRIC   International Financial
Reporting Interpretations
Committee
IFRS   International Financial
Reporting Standards
IRB   internal ratings - based
IRRBB   interest rate risk in the
banking book
ISDA   International Swaps and
Derivatives Association
ISIN   International Se curities
Identification Number

K
KRT   Key Risk Taker

L
LAS   liquidity - adjusted stress
LCR   liquidity coverage ratio
LGD   loss given default
LIBOR   London Interbank Offered
Rate
LLC   limited liability company
LoD   lines of defense
LRD   leverage ratio denominator
LTIP   Long - Term Incentive Plan
LTV   loan - to - value

M
M&A   mergers and acquisitions
MiFID II   Markets in Financial
Instruments Directive II
MRT   Material Risk Taker

N
NAV   net asset value
NII   net interest income
NSFR   net stable funding ratio
NYSE   Ne w York Stock Exchange

O
OCA   own credit adjustment
OCI   other comprehensive
income
ORF   operational risk framework
OTC   over - the - counter

P
PD   probability of default
PIT   point in time
P&L   profit or loss
POCI   purchased or originated
credit-impaired
PRA   UK Prudential Regulation
Authority

PRV   positive replacement value

R
RBA   role - based allowance
RBC   risk - based capital
RbM   risk - based monitoring
REIT   r eal estate investment trust
RMBS   residential mortgage -
backed securities
RniV   risks not   in VaR
RoCET1   return on CET1 capital
RoTE   return on tangible equity
RoU   right - of - use
rTSR   r elative total shareholder
return
RWA   risk - weighted assets

Abbreviations frequently used in our financial reports (continued)

S
SA   standardized approach
SA - CCR   standardized approach for
counterparty credit risk
SAR   stock appreciation righ t   or
Special Administrative
Region
SBC   Swiss Bank Corporation
SDG   Sustainable Development
Goal
SE   structured entity
SEC   US Securities and Exchange
Commission
SEEOP   Senior Executive Equity
Ownership Plan

SFT   securities financing
transaction
SI   sustainable investing   or
  sustainable investments
SIBOR   Singapore Interbank
Offered Rate
SICR   significant increase in credit
risk
SIX   SIX Swiss Exchange
SME   small and medium - sized
entities
SMF   Senior Management
Function
SNB   Swiss National Bank
SOR   Singapore Swap Offer Rate
SPPI   solely payments of principal
and interest
SRB   systemically relevant bank
SRM   specific risk measure
SVaR   stressed value - at - risk

T
TBTF   too big to fail
TCFD
Task

Force on Climate
-
related Financial Disclosures
TIBOR
Tokyo

Inte
rbank Offered
Rate
TLAC   total loss - absorbing capacity

U
UoM   units of measure
USD   US dollar

V
VaR   value - at - risk
VAT   value added tax

This is a

general list of

the abbreviations

frequently used

in our financial

reporting. Not all

of the listed

abbreviations may

appear in
this particular report.

Appendix

Information sources
Reporting publications
Annual publications

Annual Report (SAP No. 80531):

Published in English, this single-
volume

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
at
ubs.com/investors
, under “Financial information,” and printed
copies

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

Results presentations

Our

quarterly

results

presentations

are

webcast

live.

Playbacks

of

most

presentations

can

be

download
ed   from
ubs.com/presentations
.

Messaging

service

Email alerts to news

about UBS can be subscribed

for under “UBS
News

Alert”

at
ubs.com/global/en/investor-relations/contact/
investor-services.html
.

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
sec.gov
.

Refer

to
ubs.com/investors

for

more
information.

Cautionary Statement Regarding Forward-Looking Statements |

This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for

UBS’s financial performance,

statements relating to the anticipated effect of

transactions and strategic initiatives
on UBS’s

business and future

development and goals

or intentions to

achieve climate, sustainability

and other social

objectives. While these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause

actual developments

and results

to differ materially

from UBS’s expectations.

Russia’s invasion of

Ukraine has led

to heightened volatility
across global markets

and to

the coordinated

implementation of sanctions

on Russia, Russian

entities and nationals.

Russia’s invasion of

Ukraine

already has
caused significant population displacement, and as the conflict continues, the disruption will likely increase. The scale of the conflict and the speed and extent
of sanctions, as well as the uncertainty as to how the situation will develop, may have significant adverse effects to the market and macroeconomic conditions,
including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. The COVID-19 pandemic and the measures taken to manage it

have had and may

also continue to have

a significant adverse effect on

global and regional economic

activity, including disruptions
to global supply chains,

inflationary pressures, and labor

market displacements. Factors

that may affect our

performance and ability

to achieve our plans,

outlook
and other objectives also

include, but are not limited

to: (i) the degree to

which UBS is successful

in the ongoing execution

of its strategic plans,

including its cost
reduction and efficiency initiatives

and its ability to

manage its levels of

risk-weighted assets (RWA) and

leverage ratio denominator

(LRD), liquidity coverage

ratio
and other financial resources,

including changes in RWA assets

and liabilities arising from higher

market volatility; (ii) the degree

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

conditions, market developments,
and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation

of financial legislation and regulation in Switzerland,

the US, the UK, the European Union and other financial

centers that have imposed, or
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

(vii) UBS’s ability

to successfully implement resolvability

and related

regulatory requirements and

the potential need

to make further
changes to the

legal structure or

booking model of

UBS Group in

response to legal

and regulatory requirements,

or other external

developments; (viii) UBS’s
ability to maintain

and improve its

systems and controls

for complying with

sanctions and for

the detection and

prevention of money

laundering to meet

evolving
regulatory

requirements

and

expectations, in

particular

in

current

geopolitical

turmoil;

(ix)

the

uncertainty

arising

from

domestic stresses

in

certain

major
economies; (x)

changes in

UBS’s competitive position,

including whether differences

in regulatory

capital and

other requirements

among the

major financial
centers adversely affect UBS’s ability

to compete in certain lines

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

on the operational risk

component of our RWA, as

well as the amount

of capital available for

return
to shareholders; (xiii) the effects on UBS’s cross-border banking business of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business;

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

cyberattacks, data leakage and

systems failures,

the risk

of which is

increased with cyberattack

threats from

nation states and

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

(xx) the degree to

which changes in

regulation, capital or

legal structure, financial results

or other
factors may affect

UBS’s ability to

maintain its stated

capital return

objective; (xxi)

uncertainty over

the scope

of actions that

may be required

by UBS, governments
and

others

to

achieve

goals

relating

to

climate,

environmental and

social

matters, as

well

as

the

evolving

nature

of

underlying science

and

industry and
governmental standards; and (xxii) the effect that

these or other factors or unanticipated events may have

on our reputation and the additional

consequences
that this may have on

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

2021. UBS is

not under any

obligation to

(and expressly disclaims
any obligation to) update or alter its forward-looking

statements, whether as a result of new information,

future events, or otherwise.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.
Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.

UBS Group AG
P.O.

Box
CH-8098 Zurich

ubs.com