Form 20-F
period 2022-12-31
UBS Group AG; UBS AG
filed 2023-03-06
CIK 1610520, 1114446

Annual Report 2022
  1
UNITED STATES
SECURITIES

AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM
20-F

(Mark One)

☐

REGISTRATION STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☑

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2022
OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

.

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

UBS Group AG
Commission file number:
1-36764
UBS AG

Commission file number:
1-15060

(Exact Name of Registrants as Specified in

Their Respective Charters

)
Switzerland

(Jurisdiction of Incorporation or Organization

)

UBS Group AG
Bahnhofstrasse 45
,
CH-8001
Zurich
, Switzerland

(Address of Principal Executive Office

)
UBS AG
Bahnhofstrasse 45
,
CH-8001
Zurich
,
Switzerland

and
Aeschenvorstadt 1, CH-4051 Basel, Switzerland
(Address of Principal Executive Offices

)

David Kelly
600 Washington

Boulevard
Stamford, CT

06901
Telephone: (
203
)
719 3000
(Name, Telephone, E

-mail and/or Facsimile number and Address of

Company Contact Person)

Securities registered or to be registered pursuant

to Section 12(b) of the Act:
Please see page 3.
Securities registered or to be registered pursuant

to Section 12(g) of the Act:
Please see page 3.
Securities for which there is a reporting

obligation pursuant to Section 15(d)

of the Act:
Please see page 3.

Annual Report 2022
  2
Indicate the number of outstanding shares of each

of each issuer’s classes of capital

or common stock as of 31 December

2022:

UBS Group AG
Ordinary shares, par value CHF 0.10 per share:

3,524,635,722

ordinary shares
(including 416,909,010 treasury shares

)
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
Note — Checking the box above will not

relieve any registrant required to file

reports pursuant to Section 13 or 15

(d) of the
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

requirements for the past 90 day

s.

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

UBS Group AG
Yes
☑

No ☐

UBS AG
Yes
☑

No ☐
If securities are registered pursuant to Section

12(b) of the Act, indicate by check mark

whether the financial statements of the

registrant included in the filing reflect the correction

of an error to previously issued

financial statements.

UBS Group AG
Yes ☐

No ☑
UBS AG
Yes ☐

No ☑

Indicate by check mark which basis of accounting

the registrants have used to prepare the

financial statements included in this
filing.

U.S. GAAP ☐

International Financial Reporting Standards
as issued by the International Accounting
Standards Board

☑

Other ☐

Annual Report 2022
  3

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
AMUB NYSE Arca
ETRACS Quarterly Pay 1.5x Leveraged MVIS

BDC Index ETN due June 10, 2050
BDCX NYSE Arca
E-TRACS MVIS Business Development

Companies Index ETN due April 26, 2041
BDCZ NYSE Arca
ETRACS Monthly Pay 1.5x Leveraged Closed

-End Fund Index ETN due June 10,

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

Annual Report 2022
  4
Cautionary Statement: Refer to the
Cautionary Statement Regarding

Forward-Looking

Statements

section in the Annual
Report 2022 (page 516).

Cross-reference table

Set forth below are the respective items

of SEC Form 20-F,

and the locations in this document where the

corresponding
information can be found.

●

Annual Report

refers to the Annual Repo

rt 2022 of UBS Group AG and UBS

AG annexed hereto, which forms an
integral part hereof.

●

Supplement
refers to certain supplemental information contained

in this forepart of the Form 20-F,

starting on page
11 following the cross-reference

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

Washington Boulevard,

Stamford, CT

06901.
4: Annual Report, Our evolution (14); Our strategy (15-17); Our businesses (18-28);
Note 29 to each set of Financial Statements

(
Changes in organization

and acquisitions
and disposals of subsidiaries and businesses ) (354 and 475)
5-6: Annual Report, Our businesses
(18-28), as applicable, Note 11

to each set of
Financial Statements (
Property,

equipment and software)

(291 and 410) and
Note 29 to
each set of Financial Statements (
Changes in organization

and acquisitions and
disposals of subsidiaries and businesses ) (354 and 475).
7: Nothing to disclose.
8: Annual Report, Information sources

(515).
B – Business Overview. 1, 2 and 5: Annual Report,
Our strategy,

business model and environment

(15-66), Note
2a to each set of Financial Statements ( Segment reporting) (277-278 and 396-397) and
Note 2b to each set of Financial Statements

(
Segment reporting by

geographic location)
(279 and 398).

See also Supplement

(11).
3: Annual Report, Seasonal characteristics (72).
4: Not applicable.
6: None.
7: Information as to the basis for these statements

normally accompanies the statements,
except where marked in the report as a statement based

upon publicly available
information or internal estimates, as applicable.

Annual Report,
Our businesses (18-28),
as applicable.
8: Annual Report, Regulation and supervision (50-53) and

Regulatory and legal
developments

(53-55).
Supplement (12).
C – Organizational Structure.
Annual Report, Our evolution (14) and

Note 28 to each set of Financial Statements
(
Interests in subsidiaries and other

entities
) (350-354 and 471-475).

Annual Report 2022
  5
D – Property, Plant and
Equipment.
Annual Report,
Property,

plant and equipment
(495 and 503) , Note 1a, 7) to each set of
Financial Statements (
Summary of material accounting

policies: Property,

equipment and
software
) (274 and 393), Note 11 to

each set of Financial Statements (
Property,
equipment and software)

(291 and 410).
Information required by SEC
Regulation S-K

Part 1400
Annual Report,
Information required

under SEC regulation

S-K: Subpart 1400
(496-501
and 504-509), Loss history statistics
(110), and Note 9 to

each set of Financial Statements
(
Financial assets at amortized cost and other

positions in scope of expected credit

loss
measurement)

(285-289 and 404-408).
Item 4A
.

Unresolved Staff
Comments.
None.
Item 5
.

Operating and Financial Review

and Prospects.
A – Operating Results. 1: Annual Report, Our key figures (8),

UBS AG consolidated key figures
(362) , Targets,
aspirations and capital guidance (17), Our businesses (18-28), Group performance (68-
73), financial and
operating performance by business

division and Group Functions

(74-
81), Income statement

(251 and 371), Note 2a to each set

of Financial Statements
( Segment reporting) (277-278 and 396-397), and

Selected financial data
(494-495 and
502-503).
2: Not applicable
3: Annual Report, Risk factors (56-66), Capital management (135-149), Currency
Management
(159-160)

and Note 25 to each set of Financial Statements

(
Hedge
Accounting)

(337-340 and 456-459).
4: Annual Report, Our environment (28-32), Regulation and supervision (50-53),
Regulatory and legal developments (53-55), Accounting and financial reporting

(67),
Note 1b to each set of Financial Statements

(
Changes in accounting policies,
comparability and other adjustments ) (276 and 395).
A discussion on the results for the year 2021

compared with 2020 can be found

on UBS
annual report 2021 filed with the SEC

in Form 20-F

on March 7, 2022, under
Financial
and operating performance and under Financial statements

of UBS Group AG and UBS
AG.

B – Liquidity and Capital
Resources.
1: Annual Report, Risk factors (56-66) , Group performance (68-73) , financial and operating performance by business division and

Group Functions (74-81),
Seasonal
characteristics

(72),
Interest rate risk in the banking

book

(115-118),
Capital, liquidity
and funding, and balance sheet (134-162) , Asset encumbrance (154), Note 22 to each set of Financial Statements (
Restricted and transferred financial

assets)
(330-332 and 449-
451) and Note 28(b) to each set of Financial Statements

(
Interests in associates and joint
ventures ) (352 and 473).
Liquidity and capital management is undertaken

at UBS as an integrated asset and
liability management function. While we believe our

'working capital' is sufficient

for the
company's present requirements, it is our

opinion that, as a bank, our liquidity

coverage
ratio (LCR) is the more relevant measure. For

more information see, Annual Report,
Liquidity coverage ratio

(152).
2: Annual Report, Capital, liquidity and funding, and balance sheet (134-162),

Currency
Management
(159-160), Note 10 to each set of Financial

Statements (
Derivative
instruments)
(289-291 and 408-410), Note

15 to each set of Financial Statements

(
Debt
issued designated at fair value)
(294 and 413), Note 16 to each set

of Financial
Statements (
Debt issued measured at amortized

cost
) (295 and 414), Note 18 to each set
of Financial Statements ( Other liabilities ) (302 and 421), and Note 25 to each set of
Financial Statements ( Hedge Accounting ) (337-340 and 456-459).
3:

Annual Report,
Material cash requirements

(158),
Liquidity and funding management
(150-152), Note 23 to each set of Financial

Statements (
Maturity analysis of assets and
liabilities
) (332-334 and 451-453),

and Note 11

to each set of Financial Statements
(
Property,

equipment and software)

(291 and 410).
C—Research and Development,
Patents and Licenses, etc.
Not applicable.
D—Trend Information.

Annual Report, Our businesses

(18-28),
Our environment

(28-32),
Regulatory and legal
developments

(53-55),
Risk factors

(56-66),
Financial and operating performance

(67-
81) and
Top

and emerging risks

(86-87).
E—Critical Accounting
Estimates
Not applicable.

Annual Report 2022
  6
Item 6.

Directors, Senior Management and

Employees.
A – Directors and Senior
Management.
1, 2 and 3: Annual Report, Board of Directors (173-188) and Group Executive Board
(189-195).
4, 5: None.
B – Compensation. 1: Annual Report, Compensation
(201-241), Note 1a, 4) to each

set of Financial
Statements (
Share-based and

other deferred compensation

plans
) (272 and 391), Note 27
to each set of Financial Statements (
Employee benefits: variable

compensation)

(347-350
and 467-471) and Note 30 to each set of Financial

Statements (
Related parties) (355-356
and 476-477).
2: Annual Report, Compensation
(201-241), Note 26 to each set of

Financial Statements
( Post-employment benefit plans) (340-347 and 459-467).
C – Board practices. 1: Annual Report, Board of Directors
(173-188). The term of office

for members of the
Board of Directors and its Chairman expires

after completion of the next Annual General
Meeting. The next UBS Group AG Annual

General Meeting is scheduled on 5 April
2023, and the next UBS AG Annual General

Meeting is scheduled on 4 April 2023

.
2: Annual Report, Compensation (201-241), Clauses on change of control

(196), and
Note 30 to each set of Financial Statements

(
Related parties ) (355-356 and 476-477).
3: Annual Report, Audit Committee

(182) and
Compensation Committee (183).
Refer to the Supplement (15) for information

on UBS AG's Board of Directors'

executive
sessions.
D—Employees.

Annual Report,

Employees
(39-41),

and
Selected financial data
(494-495 and 502-503).

In addition to seeking out employee feedback,

we maintain an open dialogue

with our
formal employee representation groups. The

UBS Employee Forum (our European

Works
Council) and the UBS Europe SE Works

Council represent 16 countries

and consider
topics related to our performance and operations.

Local works councils such as the
Employee Representation Committee in Switzerland

discuss topics such as benefits,
workplace conditions and redundancies. Collectively,

these groups represent
approximately 47% of our global workfor

ce.

Where applicable, our operations are subject

to collective bargaining

agreements (CBAs).
In all those locations, the employment terms

and conditions for any employees not
covered by CBAs are aligned with those agreements.

Benefits are aligned with local
markets, and due to the competitive labor environments

in which we operate, often go
beyond legal requirements or market practice.

During 2022, the Global Research and Analytics

function was re-aligned,

resulting in a
shift of personnel from Group Functions

to the Investment Bank. Comparative

figures
have been restated accordingly for both UBS

Group AG and UBS AG on the tables
below.

UBS group AG (consolidated) personnel by business

division and Group Functions:

As of
Full-time equivalents 31.12.22 31.12.21 31.12.20
Personnel (full-time equivalents) 72,597 71,385 71,551
Global Wealth Management 24,351 24,093 24,200
Personal & Corporate

Banking
5,725 5,791 6,021
Asset Management 2,848 2,693 2,642
Investment Bank 9,177 8,667 8,575
Group Functions 30,497 30,142 30,113

UBS AG (consolidated) personnel by business

division and Group Functions:

As of
Full-time equivalents 31.12.22 31.12.21 31.12.20
Personnel (full-time equivalents) 47,628 47,067 47,546
Global Wealth Management 23,292 22,986 23,039
Personal & Corporate

Banking
4,923 4,993 5,131
Asset Management 2,450 2,375 2,351
Investment Bank 6,929 6,644 6,518
Group Functions 10,035 10,069 10,507

Annual Report 2022
  7
E—Share Ownership. 1 and 2: Annual Report, Compensation
(201-241),

Note 27 to each set of Financial
Statements (
Employee benefits: variable

compensation
) (347-350 and 467-471) and

Note
30b to each set of Financial Statements (
Equity holdings of key management

personnel
)
(355 and 476).
F—Disclosure of a registrant’s
action to recover erroneously
awarded compensation.
Not applicable.
Item 7.

Major Shareholders and Related Party

Transactions.
A—Major Shareholders.

Annual Report,
Group structure

and shareholders
(166-167),

Share capital

structure

(167-171)

and

Voting

rights, restrictions and

representation
(171).

The number of shares of UBS Group AG

held by the respective shareholders listed

on
page 167 of the Annual Report registered in

the UBS share register with 3% or

more of
total share capital as of 31 December 2022

is as follows:

Shareholder Number of shares held
Chase Nominees Ltd., London 302,947,749
DTC (Cede & Co.), New York 251,014,771
Nortrust Nominees Ltd., London 152,567,310

According to the mandatory FMIA disclosure notifications

filed with UBS Group AG and
SIX, the following entities disclosed holding

of more than 3% of the total share

capital of
UBS Group AG, with the following number

of shares:

Shareholder Number of shares held
Norges Bank, Oslo on 25 July 2019 115,997,262
Artisan Partners Limited Partnership,
Milwaukee on 18 November 2020
121,591,630
Massachusetts Financial Services Company,

on
25 June 2021
116,145,996
Dodge & Cox International Stock Fund, on 2

8
January 2022
111,816,261
BlackRock Inc., New York,

on 29 June 2022
184,188,641

The number of shares of UBS AG held by

UBS Group AG as of 31 December 2022

was
3,858,408,466 shares.

B—Related Party Transactions.

Annual Report, Loans granted to GEB members (238) , Loans granted to BoD members
(239)   and
Note 30 to each set of Financial

Statements (
Related parties )   (355-356 and
476-477).
C—Interests of Experts and
Counsel.

Not applicable.
Item 8
.

Financial Information.
A—Consolidated Statements
and Other Financial
Information.

1, 2, 3, 4, 6: Please see Item 18 of this Form

20-F.

5: Not applicable.
7: Information on material legal and regulatory

proceedings is in Note 17 to

each set of
Financial Statements (
Provisions and

contingent liabilities
) (295-301 and 414-421).

For developments during the year,

please see also the note
Provisions and contingent
liabilities

in the Consolidated Financial Statements section

in our respective quarterly
reports for the First, Second and Third

Quarters 2022, filed on Forms 6-

K

dated April 26,
2022 (UBS Group AG) and April 29, 2022

(UBS AG), July 26, 2022 (UBS Group AG)
and July 29, 2022 (UBS AG) and October 25, 2022

(UBS Group AG) and October 28,
2022 (UBS AG), respectively; as well

as the
Provisions and contingent

liabilities

section
in the Fourth Quarter 2022 Report, filed on Form

6-K dated January 31, 2023. The
disclosures in each such Quarterly Report speak

only as of their respective dates.
8: Annual Report,

Letter to Shareholders
( 2-5 ) , Investors

(37-38),
Dividend distribution
(160) , Distributions to shareholders (170).
B—Significant Changes.

None.

Annual Report 2022
  8
Item 9
.

The Offer and Listing.
A – Offer and Listing Details. 1, 2, 3, 5, 6, 7: Not applicable.
4: Annual Report,
Listing of UBS Group

AG shares
(162).

B—Plan of Distribution. Not applicable.
C—Markets.

Cover page (3).
Annual Report,
Listing of UBS Group

AG shares

(162)
D—Selling Shareholders. Not applicable.
E—Dilution.

Not applicable.
F—Expenses of the Issue.

Not applicable.
Item 10
.

Additional Information.
A—Share Capital.

Not applicable.
B—Memorandum and Articles
of Association.
1: Supplement (16).
2: Annual Report, Compensation governance (208-209), Compensation for the Board of
Directors (229-231). Supplement (15).
3: Annual Report, Share capital structure (167-171),
Shareholders' participation

rights
(171-172), Elections and terms of office

(181). Supplement (13-16).
4: Supplement (14).
5: Annual Report,
Shareholders' participation

rights

(171-172). Supplement (14).
6: Annual Report,
Transferability,

voting rights and nominee registration

(171),
Shareholders' participation rights

(171-172). Supplement (13).
7: Annual Report,
Change of control and

defense measures

(196).
8: Annual Report, Significant Shareholders (166-167).
9: Supplement (13-16) and Annual Report, D
ifferences from

corporate
governance standards relevant

to US-listed companies
(165-166), Compensation
governance (208-209), Compensation for the Board of Directors (229-231), Share
capital structure (167-171),
Shareholders' participation

rights

(171-172),
Elections and
terms of office

(207),
Transferability,

voting rights and nominee registration

(171),
Change of control and defense

measures

(196),
Significant Shareholders (166-167)
10: Supplement (13-16).
C—Material Contracts.

The Terms & Conditions

of the several series of capital instruments

issued to date, and to
be issued pursuant to Deferred Capital Contingent

Plans, are exhibits 4.1 through 4.19

to
this Form 20-F.

These notes are described under
Swiss SRB total loss-absorbing

capacity
framework

on page 136-138 of the Annual

Report and
Our deferred compensation plans
on page 222-223 of the Annual Report.

The Asset Transfer Agreement

by which certain assets and liabilities of

UBS AG were
transferred to UBS Switzerland AG is filed

as Exhibit 4.20, and is described under
Joint
liability of UBS Switzerland AG

on page 482 of the Annual Report.

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

Supplement (17-19).
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
J—Annual Report to Security
Holders
Not applicable

Annual Report 2022
  9
Item 11
.

Quantitative and Qualitative Disclosures

About Market Risk.
(a)

Quantitative Information
About Market Risk.

Annual Report, Market risk
(111-119

).
(b) Qualitative Information
About Market Risk.

Annual Report, Market risk
(111-119

).
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
significant subsidiaries.
Item 14.

Material Modifications
to the Rights of Security Holders
and Use of Proceeds.
None.
Item 15.

Controls and Procedures.

(a)

Disclosure Controls and
Procedures
Annual Report, US disclosure requirements (199), and Exhibit 12 to this Form 20-F.
(b) Management’s Annual
Report on Internal Control over
Financial Reporting
Annual Report,
Management’s

report on internal control

over financial reporting

(244
and 364).
(c)

Attestation Report of the
Registered Public Accounting
Firm
Annual Report,
Report of Independent Registered

Public Accounting Firm
(245 and 365).
(d) Changes in Internal Control
over Financial Reporting
None.
Item 16A.

Audit Committee
Financial Expert.
Annual Report, Audit Committee (182) and
Differences from

corporate governance
standards relevant

to US-listed companies
(165-166).
All Audit Committee members have accounting or

related financial management
expertise and, in compliance with the rules

established pursuant to the US

Sarbanes-
Oxley Act of 2002, at least one member,

the Chairperson Jeremy Anderson,

qualifies as a
financial expert.
Item 16B.

Code of Ethics.
Annual Report, Our Code of Conduct and Ethics (43) UBS's Code of Conduct and Ethics
("the Code") is published on our website under https://www.ubs.com/code .The UBS
Code of Business Conduct does not include

a waiver option, and no waiver from

any
provision of the Code was granted to any

employee in 2022.
Item 16C.

Principal Accountant
Fees and Services.
Annual Report, Auditors

(196-198).
None of the non-audit services so disclosed

were approved by the Audit Committee
pursuant to paragraph (c) (7)(i)(C) of Rule 2

-01 of Regulation S-X.
Item 16D.

Exemptions from the
Listing Standards for Audit
Committees.
Not applicable.
Item 16E.

Purchases of Equity
Securities by the Issuer and
Affiliated Purchasers.
Annual Report,
Holding of UBS Group

AG shares

(161).
Item 16F.

Changes in
Registrant’s Certifying
Accountant.
Not applicable.

Annual Report 2022
  10
Item 16G.

Corporate
Governance.
Annual Report,

Differences from

corporate governance standards

relevant to US-listed
companies

(165-166),
Governance and Nominating Committee

(183-184).
Item 16H. Mine Safety
Disclosure.
Not applicable.
Item 16I. Disclosure Regarding
Foreign Jurisdictions that
Prevent Inspections
Not applicable.
Item 17.

Financial Statements.
Not applicable.
Item 18.

Financial Statements.
Annual Report, Financial statements (242-502),
Significant regulated subsidiary

and
sub-group information (521-522) and Additional regulatory information

(523-539).
Item 19.

Exhibits
Supplement (20-21).

Annual Report 2022
  11
Supplemental information

Item 4. Information on the Company
B – Business Overview

Item 4.B.2.

Geographic breakdown

of total revenues
1

of UBS Group AG consolidated

The operating regions

shown in

the table below

correspond to the

regional management

structure of the

Group. The

allocation
of revenues to

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

consistent
with the

mandate of

the regional

Presidents.

Certain revenues,

such as

those

related to

Non-core and

Legacy Portfolio

within
Group Functions,

are managed

at a

Group level.

These revenues

are included

in the
Global

column. Financial information

for
UBS AG consolidated does not differ materially

from that for UBS Group AG consolidated.

USD billion
Business Division FY Americas Asia Pacific EMEA Switzerland Global Total
Global Wealth
Management
2022
10.6

2.6

3.9

1.9

0.0

19.0

2021
10.7

2.9

3.9

1.9

0.0

19.4

2020
9.1

2.7

3.6

1.7

0.0

17.1

Personal &
Corporate Banking
2022
0.0

0.0

0.0

4.3

0.0

4.3

2021
0.0

0.0

0.0

4.3

0.0

4.3

2020
0.0

0.0

0.0

3.9

0.0

3.9

Asset Management
2022
0.5

0.4

0.4

0.7

0.8

3.0

2021
0.6

0.5

0.5

0.8

0.0

2.6

2020
0.7

0.5

0.5

0.7

0.6

3.0

Investment Bank
2022
2.7

2.7

2.6

0.7

0.0

8.7

2021
3.2

3.0

2.5

0.8

(0.0)
9.5

2020
3.5

2.8

2.5

0.8

0.0

9.5

Group Functions
2022
0.0

0.0

0.0

0.0

(0.4) (0.4)
2021
0.0

0.0

0.0

0.0

(0.4) (0.4)
2020
0.0

0.0

0.0

0.0

(0.5) (0.5)
Group
2022
13.8

5.6

7.0

7.7

0.5

34.6

2021
14.5

6.5

7.0

7.8

(0.3)
35.4

2020
13.2

6.1

6.5

7.1

0.1

33.1

1

During 2022, UBS changed

the presentation of its

Income statement. Total

operating income was

renamed Total

revenues and excludes
Credit loss expense /

(release). This table, including

prior-period information,

has been updated

to reflect the new presentation

structure, with
the disclosure of Total

revenues instead

of Total operating

income. Refer

to Note 1b to the UBS

Group AG consolidated

financial statements
for more information.

Annual Report 2022
  12
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

In 2022, the gross revenues for

this UN-
related account were approximately USD

19,064.61.

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

Iran in
connection with these trade finance arrangements

in 2022, and no gross revenue or net

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
December 2022 were CHF 3,097.40. There

have been no transactions involving

this account. Accordingly,

there is no gross
revenue to report for 2022.

Annual Report 2022
  13
Item 10.

Additional Information.
B—Memorandum and Articles of

Association.

Please see the Articles of Association of

UBS Group AG and of UBS AG

(Exhibits 1.1 and 1.2, respectively,

to this Form 20-
F) and the Organization Regulations

of UBS Group AG and UBS AG

(Exhibit 1.3 and 1.4, respectively,

to this Form 20

-F).

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

Box 505000, Louisville, KY 40233

-5000, United States (US),

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

In order to register shares in the share

register, a purchaser must file

a share registration form with the share

register. Failing
such registration, the purchaser may not vote

at or participate in shareholders’ meetings,

but will be entitled to dividends,
preemptive and priority subscription

rights, and liquidation proceeds.

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

Annual Report 2022
  14
General Meeting

A shareholders’ meeting is convened by the Board

of Directors (BoD) upon notification

of the shareholders at least 20 days
prior to such meeting. An invitation will

be sent to all registered shareholders. The

Articles do not require a minimum

number
of shareholders to be present in order to hold

a shareholders’ meeting.

Unless otherwise provided by law or the Articles

(as indicated in this section), resolutions

require the approval of a majority of
the votes represented, excluding blank

and invalid ballots, at a shareholders’

meeting. Under Swiss corporate law,

a resolution
passed by at least two-thirds of votes represented

and a majority of the nominal value of

the shares represented is required

in
order to approve:

●

A change in our stated purpose in the Articles;
●

The consolidation of shares, unless the

consent of all the shareholders concerned is required;
●

The restriction or cancellation of the preemptive

right;
●

The conversion of participation certificates

into shares;
●

The introduction of shares with preferential voting

rights;
●

Any restriction on the transferability

of registered shares;
●

Any change in the currency of the share

capital;
●

The introduction of a casting vote for the person

chairing the shareholders’ meeting;
●

A provision of the articles of association

on holding the shareholders’ meeting

abroad;
●

The delisting of the equity securities of the

corporation;
●

Authorizing contingent capital, a capital

band or the creation of reserve capital

in accordance with Swiss banking law;
●

A capital increase from equity capital, in return

for contributions in kind or by offset

with a claim, and the granting of
special privileges;
●

A change of domicile of the corporation;

●

The introduction of an arbitration clause in the

articles of association;

●

Dispensing with the designation of an independent

voting representative for conducting

a virtual general meeting in
the case of corporations whose shares are

not listed on a stock exchange (e.g.,

UBS AG); or
●

Dissolution of the corporation.

Under the Articles, a resolution passed

at a shareholders’ meeting with a supermajority

of at least two-thirds of the votes
represented at such meeting is required to:

●

Change the limits on BoD size in the Articles;
●

Remove one-fourth or more of the members of

the BoD; or
●

Delete or modify these supermajority requirements.

At shareholders’ meetings, a shareholder

can be represented by a legal representative

or under a written power of

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

be retained as statutory retained

earnings
until these equal, together with the statutory capital

reserve, 50% of the corporation’s

paid-up share capital. Holding
companies, such as UBS Group AG, must increase

the statutory retained earnings until

these equal, together with the statutory
capital reserve, 20% of the corporation’s

paid-up share capital.

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

Preemptive Rights

Under Swiss law,

any share issue, whether for cash or

non-cash consideration or for no

consideration, is subject to the prior
approval of the shareholders’ meeting. Shareholders

of a Swiss corporation have

certain preemptive rights to subscribe for

new
issues of shares in proportion to the nominal

amount of shares held. The Articles or

a resolution adopted at a shareholders’
meeting with a supermajority of at least two

-thirds of the votes represented and

a majority of the nominal value of the

shares
represented at the meeting may,

however, limit

or suspend preemptive rights in certain limited

circumstances.

Annual Report 2022
  15
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

1/3% of the voting rights of a Swiss

-listed company will have to submit

a
takeover bid to all remaining shareholders.

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

Conflicts of Interests

Swiss law requires directors and members

of senior management to inform the BoD

immediately and comprehensively of

any
conflicts of interest affecting them.

The BoD then has to take the

measures required to safeguard the interests of

the
corporation. Directors and officers

are personally liable to the corporation

for any breach of these provisions. In addition,
Swiss law contains a provision under which payments

made to a shareholder

or a director or any person associated therewith,
other than at arm’s length,

must be repaid to us if the shareholder

or director was acting in

bad faith.

In addition, our Organization Regulations

provide that the member of the BoD

or senior management

with a conflict of interest
shall participate in discussions and a double vote

(meaning a vote with and a vote without

the conflicted individual) shall take
place. A binding decision on the matter

requires the same outcome in both votes.

This is subject to exceptional

circumstances
in which the best interests of UBS dictate that the

member of the BoD or senior management

with a conflict of interest shall
not participate in the discussions and decision

-making involving the interest at stake

.

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

AG.

Annual Report 2022
  16
The Company
Repurchase of Shares

Swiss law limits a corporation’s

ability to hold or repurchase its

own shares. We

and our Swiss subsidiaries may only
repurchase shares if we have sufficient

freely disposable equity capital

available at its acquisition

value to pay the purchase
price and if the aggregate nominal value of the shares

does not exceed 10% of our nominal

share capital. Repurchases for
cancellation purposes approved by the shareholders’

meeting are exempted from the

10% threshold. Furthermore, such

own
shares must be disclosed as negative items in our

shareholders’ equity.

Such shares held by us or our Swiss

subsidiaries do not
carry any rights to vote at shareholders’ meetings

.

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
It is entered into the commercial registers of Cant

on Zurich and Canton Basel

-City under the registration number CHE-
101.329.561 and has registered domiciles in

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

a supermajority of at
least two-thirds of the votes represented

and a majority of the nominal value of

the shares represented at the meeting.
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

Annual Report 2022
  17
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

shares.

The discussion does not address the tax consequences

to persons who hold UBS ordinary

shares in particular circumstances,
such as tax-exempt entities, banks, financial institu

tions, life insurance companies, broker

-dealers, traders in securities that
elect to use a mark-to-market method of accounting

for securities holdings, holders that actually

or constructively own 10% or
more of the total combined voting power of

the voting stock of UBS Group

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

Annual Report 2022
  18
A US holder resident in the US that qualifies

for Treaty benefits may

apply for a refund of the withholding tax

withheld in
excess of the 15% Treaty rate

(or for a full refund in case of qualifying

retirement arrangements). The claim

for refund must be
filed with the Swiss Federal Tax

Administration, Eigerstrasse 65, CH

-3003 Berne, Switzerland no later than

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

Capital gains realized by a US holder upon the sale

of UBS ordinary shares are not

subject to Swiss income or gains taxes,
unless such US holder holds such shares as

business assets of a Swiss business operation

qualifying as a permanent
establishment. In the latter case, gains

are taxed at ordinary Swiss individual or

corporate income tax rates, as the

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

Except as discussed below under “

—Passive
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

Dividends paid to a noncorporate US holder that

constitute qualified dividend income

will be taxable to the holder at
preferential rates, provided that the holder

has a holding period in the shares of

more than 60 days during the 121

-day period
beginning 60 days before the ex-dividend date

and meets other holding period requirements.

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

Annual Report 2022
  19
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

Annual Report 2022
  20
Item 19.

Exhibits.

Exhibit
number
Description
1.1
Articles of Association of UBS Group AG dated 6 April 2022.
1.2
Articles of Association of UBS AG dated 26 April 2018
. (Incorporated by reference to Exhibit

1.2 to UBS's
Annual Report on Form 20-F for the fiscal year

ended December 31, 2019)

1.3
Organization Regulations of UBS Group AG dated 14 February 2022.
(Incorporated by reference to Exhibit 1.3 to
UBS's Annual Report on Form 20-F

for the fiscal year ended December 31, 2021)
1.4
Organization Regulations of UBS AG dated 14 February 2022.
(Incorporated by reference

to Exhibit 1.4 to UBS's
Annual Report on Form 20-F

for the fiscal year ended December 31,

2021)
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
4.2
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
. (Incorporated by reference to E

xhibit 4.8 to UBS's Annual Report

on Form 20-F for the fiscal year

ended
December 31, 2015)
4.5
Terms and Conditions of SGD 700 million 5.875% Tier 1 Subordinated Notes issued on 28 November 2018 by
UBS Group AG (originally issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG, migrated to UBS Group AG as issuer on 11 October 2019)
. (Incorporated by reference to Exhibit

4.17 to UBS's
Annual Report on Form 20-F

for the fiscal year ended December 31,

2018)

4.6
Terms and Conditions of USD 2.5 billion 7.00% Tier 1 Subordinated Notes issued on 31 January 2019 by UBS
Group AG (originally issued by UBS Group Funding (Switzerland) AG and guaranteed by UBS Group AG, migrated to UBS Group AG as issuer on 11 October 2019)
. (Incorporated by reference to Exhibit

4.18 to UBS's
Annual Report on Form 20-F

for the fiscal year ended De

cember 31, 2018)
4.7
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2018/19
. (Incorporated by reference to Exhibit

4.19 to UBS's Annual Report on Form

20-F for the fiscal year
ended December 31, 2018)
4.8
Terms and Conditions of AUD 700 million 4.375% Tier 1 Subordinated Notes issued on 27 August 2019 by UBS
Group AG.

(Incorporated

by reference to Exhibit 4.17 to UBS's Annual

Report on Form 20-F for the

fiscal year
ended December 31, 2019)

4.9
Terms and Conditions of SGD 750 million 4.85% Tier 1 Subordinated Notes issued on 04 September 2019 by
UBS Group AG.

(Incorporated by reference to Exhibit

4.18 to UBS's Annual Report on Form

20-F for the fiscal
year ended December 31, 2019)

4.10
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

Annual Report 2022
  21
4.12
Terms and Conditions of USD 750 million 5.125% Tier 1 Subordinated Notes issued on 29 July 2020 by UBS
Group AG
. (Incorporated by reference to

Exhibit 4.20 to UBS's Annual Report on Form

20-F for the fiscal year
ended December 31, 2020)
4.13
Terms and Conditions of USD 1.5 billion 4.375% Tier 1 Subordinated Notes issued on 10 February 2021 by UBS
Group AG
. (Incorporated by reference to Exhibit

4.21 to UBS's Annual Report on Form 20

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

4.18 to UBS's Annual Report on Form 20

-F for the fiscal year
ended December 31, 2021)
4.16
Terms and Conditions of USD 1.5 billion 4.875% Tier 1 Subordinated Notes issued on 12 January 2022 by UBS
Group AG.

(Incorporated by reference to

Exhibit 4.19 to UBS's Annual Report on Form

20-F for the fiscal year
ended December 31, 2021)
4.17
Terms and Conditions of CHF 265 million 3.375% Tier 1 Subordinated Notes issued on 16 February 2022 by UBS
Group AG.

(Incorporated by reference to Exhibit

4.20 to UBS's Annual Report on Form 20

-F for the fiscal year
ended December 31, 2021)
4.18
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2021/22.

(Incorporated by reference to Exhibit

4.21 to UBS's Annual Report on Form

20-F for the fiscal year
ended December 31, 2021)
4.19
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2022/23
.
4.20
Asset Transfer Agreement between UBS AG and UBS Switzerland AG dated 12 June 2015.
(Incorporated by
reference to Form 6-K of UBS AG

filed on June 17, 2015)
8
Significant Subsidiaries of UBS Group

AG.
Please see Note 28 to each set of Financial Statements

(
Interests in subsidiaries and other

entities),

on pages 350-
354 and 471-475 of the Annual Report.
12
The certifications required by Rule 13(a) -14(a) (17 CFR 240.13a-14(a)).
13
The certifications required by Rule 13(a) -14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title
18 of the U.S. Code (18 U.S.C. 1350).
15.1
Consent of Ernst & Young Ltd. with respect to UBS Group AG.
15.2
Consent of Ernst & Young Ltd. with respect to UBS AG.
101
Interactive Data Files (sections of the

Annual Report formatted in inline XBRL

(Extensible Business Reporting
Language)). Furnished electronically herewith.

Annual Report 2022
  22
SIGNATURES

The registrants hereby certify

that they meet all

of the requirements for

filing on Form 20-F and that

they have duly caused the

undersigned to

sign this annual report

on their behalf.

UBS Group AG

_/s/ Ralph Hamers _______________
Name: Ralph Hamers
Title: Group Chief Executive

Officer

_/s/ Sarah Youngwood__________________
Name: Sarah Youngwood
Title: Group Chief Financial Officer

_/s/ Christopher Castello ___________
Name: Christopher Castello
Title: Group Controller and Chief

Accounting Officer

UBS AG

_/s/ Ralph Hamers ________________
Name: Ralph Hamers
Title: President of the Executive

Board

_/s/ Sarah Youngwood__________________
Name: Sarah Youngwood
Title: Chief Financial Officer

_/s/ Christopher Castello____________
Name: Christopher Castello
Title: Controller and Chief

Accounting Officer

Date: March 6,

2023

Annual

Report

2022

UBS Group

AG and UBS AG

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
additional ly
includes

the

consolidated

financial

statements

of

UBS

AG
,   as
well

as
supplemental disclosures required

under SEC regulations,

and is the basis for our SEC Form 20-F

filing.

Annual Reports

The 2022 Annual Reports

(the UBS Group

AG Annual Report 2022 and the

combined UBS Group AG

and UBS AG

Annual
Report

2022)

include

the

consolidated

financial statements

of

UBS

Group

AG

and UBS

AG,

respectively,

and

provide
comprehensive information about our firm, including our strategy,

businesses, financial and operating performance, and
other key information.

The reports are

presented in US dollars.

The UBS Group AG

Annual Report 2022 is

partly translated
into German, with

the German translation available

as of 10 March 2023 under

“Annual reporting”

at
ubs.com/investors
.
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

UBS Group

AG, which are the

basis for our

appropriation of profit

and the
proposed distribution of

dividends, subject to shareholder approval

at the Annual General Meeting.
Sustainability Report
The Sustainability Report, which

will be available

from 6 March 202

3, provides disclosures

on environmental,

social and
governance topics for UBS Group

.

Selected information on

environmental, social and governance

is also included in

our
Annual Report.
Standalone reports of significant regulated

entities
We

publish

separate

standalone

reports

for

UBS AG

and

UBS

Switzerland

AG.

Selected

financial

and

regulatory

key
figures for

these entities,

as well

as for UBS

Europe SE

and UBS

Americas Holding

LLC, are also

included

in our

annual
reports. The

UBS Europe SE

2022 financial statements and

complementary disclosures

will be published

on our website
in the first half of 2023.
Pillar 3 Report
The Pillar 3

Report

provides

detailed

quantitative

and

qualitative information

about

risk, capital,

leverage

and

liquidity
and

funding

for

UBS

Group

and

prudential

key

figures

and

regulatory

information

for

UBS

AG

standalone,
UBS Switzerland AG standalone,

UBS Europe SE consolidated and

UBS Americas Holding LLC consolidated.
Diversity, Equity and

Inclusion Report
The first global Diversity,

Equity and Inclusion (DE&I) Report, which will be available

in the second quarter of 2023, details
our DE&I priority areas of focus,

our strategic goals and

our approach to achieving them at UBS.

Our approach to long-term value creation

What is put into the equation

Input

Financial capital

- **14.2%** common equity tier 1 (CET1) capital ratio
- **4.42%** CET1 leverage ratio
- **5.7%** going concern leverage ratio
- **USD 105.3bn** total loss-absorbing capacity
- **USD 45.5bn** CET1 capital

Relationships and intellectual capital

- **160 years'** experience in banking
- Presence in major financial centers worldwide
- Around **USD 4bn** spent on technology in 2022
- Automation, simplification and digitalization of processes (a scalable operating model)
- Dedicated research, differentiated insight and content offerings, and bespoke solutions

Human capital

- **74,022** employees (72,597 FTE) across 48 countries and 150 nationalities
- **12,693** new hires in 2022 (**>1,900** in junior talent programs)
- **59% men and 41% women**
- A high-performing workforce driven to create positive impact for their colleagues, clients and communities
- A collaborative culture and inclusive work environment
- Training and career development to help ensure employees are ready for a more agile future

Social and natural capital

- Committed to net zero across our business by 2050
- **288** employees (FTE) globally work in the field of sustainability and impact
- UBS Social Impact and Philanthropy offering that makes it possible for clients to engage in impactful philanthropy via the UBS Optimus Foundation network and our donor-advised funds
- Sustainability and climate risk standards governing client and vendor relationships worldwide
- ISO 14001-certified environmental management system

What we do

Business activities

Purpose

Reimagining the powe
Connecting people fo

Client promise

Personalized
Relevant
On-time
Seamless

Vision

Convene THE
where though
and ideas are
are brought t

Strategic imperatives

Clients, Connections, Contributors
Focus
Technology

What we offer

Wealth and asset management s
corporate and investment banki

er of investing.
or a better world.

global ecosystem for investing
ht leadership is impactful, people
connected, and opportunities
o life.

s Simplification & Efficiency

Culture

services, along with personal,
ng capabilities

The results we deliver

Output

Investors

- **USD 7.6bn** net profit attributable to shareholders
- **USD 2.25** diluted earnings per share
- **17.0%** return on CET1 capital
- **USD 3,957bn** invested assets
- **72.1%** cost / income ratio

Clients

- Simple and scalable processes and interactions through digital tools and platforms, such as UBS Neo, key4 and wealth management platforms
- An investment ecosystem with around **USD 4.0trn** in invested assets, bringing thought leadership, products and investable solutions to individuals and businesses around the world
- Partnership for a seamless client service accompanying clients all through their lives
- Established procedures and policies to handle, process and incorporate feedback and any potential complaints
- Providing high-quality execution, market access, bespoke financing, global capital markets, private markets, and portfolio solutions, delivered as one firm and with selected external partners

Employees

- Numerous business and employer awards that highlight our expertise and innovative solutions
- Fair and equitable pay, confirmed by EQUAL-SALARY Foundation certifications in all major locations
- An engaged and committed workforce, as evidenced by regular feedback and survey scores
- Women hold **27.8%** of Director and above roles
- Ethnic minorities hold **20.4%** of Director and above roles in the US and **23.0%** in the UK
- **More than 1,327,000** learning activities build skills and digital and agile capabilities

Society and environment

- **USD 268bn** in sustainability focus and impact investments (6.8% of total invested assets)
- **USD 10.1bn** private clients' money in SDG-related impact investments
- **USD 76m** donated to local programs by UBS, including affiliated foundations
- **177,000 hours** invested by UBS staff in community projects
- **USD 274m** donations raised by the UBS Optimus Foundation network in 2022
- **99%** of electricity sourced from renewable energy

How our stakeholders benefit	The impact we create
Outcome	Impact
– **USD 7.3bn** total capital to be returned to shareholders for the 2022 financial year, amounting to a 95% payout ratio of our net profit attributable to shareholders – **USD 0.55** proposed dividend per share for the 2022 financial year – **USD 5.6bn** of our shares were bought back in 2022 – We intend to buy back more than **USD 5bn** of shares by the end of 2023	– Increased value for our investors through attractive risk-adjusted returns and sustainable performance, targeting cost- and capital-efficient growth
– Long-term relationships built on mutual trust and integrity – Access to tailored financial advice, solutions and services from around the globe; striving for attractive and risk-adjusted investment performance – Improved satisfaction through the offering of personalized products and services, combined with convenient access and customer journeys – Services accessible across various channels: traditionally through our branches and client advisor network, well complemented by our constantly evolving remote and digital channels	– An outstanding value proposition for our clients: understanding their evolving needs and expectations, focusing on convenience and personalization, serving their best interests, and being well positioned to capture growth in global wealth pools – Securing a better future: we do this by providing funds to help finance the economic transition toward a more sustainable tomorrow – Bridging between generations: as an organization in constant evolution, we stay relevant by adapting to the emerging needs of future generations, striving and working toward being their trusted advisor of choice
– Wide-ranging talent management processes mean employees can build skills, capabilities and satisfying careers – Employee flexibility, including hybrid work options, promotes engagement, increased productivity and commitment – Agile@UBS transforming how we work and increase our speed in finding solutions for clients – Health and well-being initiatives foster resilience and ensure we maintain a cohesive culture – Wide recognition as an employer of choice – Commitments to fair pay and people management ensure employees have equal opportunities to achieve success	– An inclusive culture, where diversity in gender, race, ethnicity and other factors is valued and appreciated – Employees are sought-after talent as a result of our multi-faceted approach to talent development and learning – Employees worldwide benefit from working for a high-quality, responsible employer – A workplace that offers flexibility, career growth and holistic support for employees' health and well-being
– **7.5%** exposure to carbon-related sectors on our banking balance sheet – **13%** total reduction of our greenhouse gas footprint (scope 1 and 2 emissions) compared with 2021 – **370,916** young people and adults across the regions in which we operate benefited from our strategic community investments – Committed **USD 150m** in grants from the UBS Optimus Foundation network – **5.9m** people received support thanks to the UBS Optimus Foundation network	– Impact of our net-zero commitment – Setting standards across the industry, challenging ourselves to raise the bar and inspiring others to join – Contributing as a taxpayer and an employer – Within Switzerland, our size, scale and reputation contribute to economic stability and reliability – Supporting the transition to a low-carbon world – Helping clients and employees to maximize their philanthropic impact

Contents
2
Letter to shareholders
7
Highlights of the 2022 financial year
8
Our key figures
10
Our Board of Directors
12
Our Group Executive Board
14
Our evolution
1
Our strategy,

business model and
environment
15
Our strategy
17
Targets, aspirations and capital guidance
18
Our businesses
28
Our environment
33
How we create value for our stakeholders
50
Regulation and supervision
53
Regulatory and legal developments
56
Risk factors
2
Financial and

operating performance
67
Accounting and financial reporting
68
Group performance
74
Global Wealth Management
76
Personal & Corporate Banking
78
Asset Management
80
Investment Bank
81
Group Functions
3
Risk, capital, liquidity and funding,
and balance sheet
83
Risk management and control
134
Capital, liquidity and funding, and balance sheet

4
Corporate governance

and compensation
164
Corporate governance
200
Compensation
5
Financial

statements
251
UBS Group AG consolidated financial statements
371
UBS AG consolidated financial statements
6
Significant regulated subsidiary and sub-
group information
491
Financial and regulatory key figures for our significant
regulated subsidiaries and sub-groups
7
Additional
regulatory information
494
UBS Group AG consolidated supplemental disclosures
required under SEC regulations
502
UBS AG consolidated supplemental disclosures
required under SEC regulations
A
Appendix
510
Alternative performance measures
513
Abbreviations frequently used in our financial reports
515
Information sources
516
Cautionary statement

Annual Report 2022 |
Letter   to   shareholders   2
Dear shareholders,
In 2022,

the world

was impacted

by Russia’s

invasion of

Ukraine, which

led to

a humanitarian

crisis and

wide-ranging
sanctions.

The war

contributed to

higher

commodity

prices,

adding

to inflation,

which reached

multi-decade

highs

in
most major economies. This prompted

central banks to tighten monetary policy at

a pace not seen

since the 1980s.

As a

consequence, equity

and bond

markets fell in

tandem. Global

equities delivered

a total negative

return of

18.4%,
and global GDP growth

decelerated to 3.1% from 6.4%

in 2021.

Our 2022 financial performance
Our globally diversified business,

with strong positions

across Switzerland, Asia

Pacific, EMEA and the

US, allowed us to
deliver

value

for

both

our

clients and

you,

our

shareholders,

in

this

challenging

environment.

Our

outstanding

client
franchises are

underpinned

by a balance

sheet for

all seasons,

a strong

risk culture

and an

intense focus

on costs.

This
enabled us

to deliver good

results in 2022

and achieve our

Group financial targets

for the

full year,

with a net

profit of
USD 7.6bn, a return on

CET1 capital of 17.0% and a cost /

income ratio of 72.1%. We also

maintained a strong

capital
position,

ending

the year

with

a

CET1

capital ratio

of

14.2%

and

a CET1

leverage ratio

of

4.42%,

both

significantly
above our guidance.

Throughout 2022,

our clients turned

to us for

stability and advice.

We helped

them reposition their

portfolios and

take
advantage of

longer-term opportunities. This

resulted in

USD 60bn

of net new

fee-generating assets

in 2022.

Net new
money

from

our

asset

management

clients

reached

USD 25bn

for

the

year.

And

we

saw

continued

interest

in

our
separately managed account (SMA)

offering in the US and

in alternatives, contributing to our

strong momentum.

Leveraging our position as Switzerland’s

leading universal bank
In our home market of

Switzerland, we benefited from the stability of the economy and strengthened our position as the country’s #1

universal bank.

In 2022, we

expanded our offering,

with a focus

on real estate,

sustainability and

pension
solutions. Additionally, for our corporate

clients, we launched a one

-stop marketplace for partner products

and services.
All this helped us deliver above-market growth.

And we plan to continue to do so. We will further invest in

our strategic
technology initiatives and

support our clients’

transition to mobile

banking, where

we have seen

a 10 percentage

point
increase in active mobile clients. At

the same time, we remain disciplined

on expenses.

After the initial launch of

UBS key4 in Switzerland, we continued to expand

our digital product range.

Increasingly, clients
want to invest and

manage their money

more independently,

preferably using their

smartphones. With UBS

key4 smart
investing, clients

can now

do everything

themselves –

from opening

an account

to buying

and selling

selected funds

–
easily, intuitively

and

all online.

Our

focus on

enhancing

user experience

has resulted

in excellent

client feedback

and
interest in engaging with

our digital product range.
Building on our scale in the

Americas
Regionally, more than half of our invested assets in wealth management come from clients in the US, which is the largest
wealth pool

globally.

In 2022,

we remained

focused on

delivering our

entire firm to

our core

wealth, global

family and
institutional

wealth

clients

by

leveraging

our

investment

banking

and

asset

management

capabilities

as

well

as

our
thought leadership.
We will

add

to our

scale and

efficiencies by

continuing

to develop

tailored solutions

for global

family and

institutional
wealth

clients,

expanding

our

banking

capabilities

with

the

long-term

goal

of

becoming

our

clients’

primary

bank,
recruiting

highly

productive

advisors,

and

increasing

the

efficiency

and

effectiveness

of

our

advisors,

processes
and controls.
Advisor recruitment is an important component of our organic growth strategy in the US. We have over 20% of Barron’s
Top

100 Private

Wealth Management

teams and

we

continued

to recruit

high-quality advisors

in 2022

to support

our
industry-leading advisor

productivity.

By improving

our use

of digitalization,

data and

analytics, we

are enhancing

our
financial

advisors’

ability

to

spend

more

time

with

clients,

and

offering

a

more

personalized,

relevant,

on-time

and
seamless client experience. While we continue to

simplify processes and invest in infrastructure and controls,

we are also
taking strategic and tactical actions

on costs to strengthen profitability.

Annual Report 2022 |
Letter   to   shareholders   3
Capturing growth opportunities in

Asia Pacific
Asia Pacific is

the fastest-growing

wealth market, and

our long-term commitment

to this

region is a cornerstone

of our
strategy. UBS is by far

the largest wealth manager

in the region, and we are #1

in equity

capital markets for non-domestic
banks. In

2022, we delivered

the best mergers

and acquisitions

year on record

and were recently

named both

the Best
Investment Bank

in Asia

and Australia by FinanceAsia

and the

Best Equity House

in Asia and

Australia by IFR. This

gives
us confidence

in our ability to

grow further. Our

diversified business

streams and

multi-shoring capabilities enable

us to
mitigate short-term geopolitical and

macroeconomic headwinds

and focus on longer-term opportunities.
The easing of COVID-19 restrictions

in China has led to a more

positive outlook for 2023,

and we are well positioned to
support clients

both onshore

and offshore

in China

and the

rest of Asia

Pacific when

client activity

levels increase.

Our
launch of WE.UBS in October

2022 marked the first

digital-led wealth management platform by a global wealth

manager
in China.

Here, our

goal

is to be

the provider

of choice

for digital-first

wealth advisory

for our

targeted clients.

And in
Southeast

Asia,

we

are

expanding

our

global

family and

institutional

wealth

business

to

better

serve

family

offices,
entrepreneurs and

Asian technology firms.
Driving focused growth in EMEA
In EMEA,

we made further

progress

on improving

profitability and driving

focused growth.

In 2022,

we completed the
sale of our domestic

wealth management business in Spain, following the sale

of our

domestic Austrian business in 2021.
We are

continuing

to pursue

growth

opportunities across

Europe

and

the Middle

East, especially

by

providing

holistic
coverage for

entrepreneurs.

In the

Investment Bank,

our Global

Markets business

had its

best year

on

record,

and

we
outperformed the fee pool in Global

Banking.
Making technology a differentiator

We

made

further

progress

in

leveraging

technology

as

a

differentiator,

through

simplification,

automation

and

user-
experience

improvements.

We

removed around

39,000 legacy

technology

components and

decommissioned

over 600
applications

in

an

effort

to

modernize

our

technology

estate

and

enhance

our

cybersecurity

position.

As

part

of

our
approximately USD 1.1bn

cumulative gross cost savings aspiration, we expect our technology strategy to help us achieve
USD 200m in gross

cost savings for 2023, which we

intend to reinvest.
We are

also supporting

the development

of new

financial market

infrastructure

and

are exploring

new

ideas to

create
better solutions for

our clients. For

example, digital assets and

distributed ledger technology have

the potential to

radically
transform our industry, and we expect

the market for digital

assets to continue to grow and evolve.

In 2022, we launched
and

issued

the

world’s

first digital

bond

that

is

publicly

traded

and

settled

on

both

blockchain-based

and

traditional
exchanges. Investors

can buy

this bond regardless

of whether they

have blockchain

infrastructure, removing a

hurdle in
the adoption of the

new and disruptive technology that can make issuing

bonds faster and more

efficient.

Investing in talent and

new ways of working
In 2022, we focused

on hiring talent with the right capabilities and

agile mindsets. And our

adoption of flexible ways of
working has

made us

an even

more attractive

employer. As

of year-end,

around

18,500 employees

across the

firm are
working in agile teams, which is helping

us deliver faster, better and in a more

connected way.

We are also

making progress toward

our aspiration

of increasing female and

ethnic minority representation.

Five of the
twelve members of

our Group

Executive Board,

and four of

the twelve members

of our

Board of

Directors, are female.

Women held 28% of Director and above roles globally

as of the end of 2022, while ethnic minority

employees held 20%
of Director and above roles in

the US and 23% in the UK.
We are

committed to ongoing education of

our workforce. We

invested USD 78m in training

in 2022, and our

permanent
employees completed an average of two training days

each. We are also investing in the next generation. We welcomed more than 1,900 graduates, trainees, apprentices and interns to our firm through our junior talent programs worldwide.
We

also

run

multi-year apprenticeship

programs

in

Switzerland,

Australia

and

the

UK,

along

with

summer internship
programs in numerous locations

globally. In 2022, for the 14th consecutive year, we

were recognized among

the top 50
of the World’s Most Attractive Employers

by employer-branding expert Universum.

Annual Report 2022 |
Letter   to   shareholders   4

Colm Kelleher
Chairman of the Board

of Directors
Ralph Hamers

Group Chief Executive Officer

A leader in sustainability

The transition to net zero will be one

of the most consequential trends

in the coming years. Technological

advances and
the

need

for

new

infrastructure

and

new

products

in

carbon

markets an

d

agriculture

are

just

some

examples

of

the
opportunities ahead. Blended finance vehicles that leverage philanthropic capital bring public–private partnerships to the fore.

We

have

made

good

progress

on

the

execution

of

our

sustainability

strategy,

as

outlined

in

our

Sustainability
Report 2022.

Our

progress

is

also

reflected

in

feedback

from

our

stakeholders.

At

our

2022

Annual

General

Meeting

(AGM),

our
shareholders supported our

climate roadmap, including our

net-zero targets. And we have made

progress toward

those
targets across many areas

of the firm,

from our lending business

to supply chains

to our

own operations. At the

upcoming
2023 AGM, we will ask you to

express your view on our

2022 non-financial reporting

in an advisory vote. This is set out
in our Sustainability Report 2022,

which describes our sustainability strategy,

ambitions, governance

and achievements.

A number of key sustainability ratings

have reconfirmed our leading

position. We were again included

in the Dow Jones
Sustainability Index and the CDP

Climate A list. We maintained our MSCI

ESG rating of AA, and saw

an improvement in
ESG risk rating by Sustainalytics, which

now considers our

firm as “low risk.”

Our commitment to society

and communities
UBS

is committed

to giving

back to

the communities

where

we live and

work through

long-standing partnerships

and
community-based

engagement

of

our

employees.

We

focus on

education

and

skill development

,

which

is

where

our
resources can

have the most

impact. In

2022,

34% of

our global

workforce engaged

in volunteering,

and 45%

of the
177,000 volunteer hours

were skills-based.

In 2022,

our UBS

Optimus Foundation

network raised

USD 274m

in donations,

including UBS

matching contributions,
and committed USD 150m

in grants. Donations and grants committed increased

by 70% and 39%

,

respectively.
As of

year-end 2022, the Ukraine Relief

Fund had disbursed

over half of

the more than USD 5

0m committed by clients,
employees, UBS and our

strategic partner XTX Markets

for relief and recovery efforts.

The fund is supporting

more than
25 organizations and

their local partners in Ukraine and the neighboring

countries of Poland, Moldova and Romania.

Annual Report 2022 |
Letter   to   shareholders   5
Our commitment to capital returns,

today and in the future
We

remain

committed

to

delivering

attractive

capital

returns

and

creating

long-term

sustainable

value

for

our
shareholders. For the 2022

financial year, the Board

of Directors is proposing

a dividend to UBS Group

AG shareholders
of USD 0.55 per share, an increase of 10% year over year. Having also repurchased

USD 5.6bn of shares in 2022, we are
returning USD 7.3bn

of capital to our shareholders for the

financial year.

Looking ahead, we will remain focused

on the disciplined execution of

our strategy to create value for our shareholders.
We entered

2023 from

a position

of strength. We

remain committed

to a progressive

dividend and

expect to buy

back
more than USD 5bn of

shares in 2023.

Thank you

for your ongoing

support. We look

forward to your

feedback and to

welcoming you in

person to this

year’s
AGM, which will take place on

5 April in Basel, Switzerland.

Yours

sincerely,

Colm Kelleher   Ralph Hamers

Chairman of the Board

of Directors
  Group Chief Executive Officer

Annual Report 2022 |
Letter   to   shareholders   6
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

a
corporation limited by shares. The

addresses and telephone numbers of

the
two registered offices

of UBS AG are: Bahnhofstrasse 45,

CH-8001 Zurich,
Switzerland, telephone +41

-44-234 11 11; and Aeschenvorstadt 1, CH-4051
Basel, Switzerland, telephone +41

-61-288 50 50. The corporate identification
number is CHE-101.329.561. UBS

AG is a bank. The company was formed on
29 June 1998, when Union Bank

of Switzerland (founded in 1862) and
Swiss Bank Corporation (founded

in 1872) merged to form UBS AG.
Contacts
Switchboards
For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York

+1-212-821 3000
Hong Kong SAR +852

-2971 8888
Singapore +65-6495 8000
Investor Relations
UBS’s Investor Relations team manages
relationships with institutional

investors,
research analysts and credit

rating agencies.
ubs.com/investors
Zurich +41-44-234 4100
New York

+1-212-882 5734

Media Relations
UBS’s Media Relations team manages
relationships with global media and
journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York

+1-212-882 5858

mediarelations@ubs.com
Hong Kong SAR +852

-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company

Secretary
The Group Company Secretary

handles
inquiries directed to

the Chairman or to other
members of the Board

of Directors.
UBS Group AG, Office

of the

Group Company Secretary
P.O.

Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services

team,

a unit

of the Group Company Secretary’s

office,
manages relationships

with shareholders
and the registration of

UBS Group AG
registered shares.
UBS Group AG, Shareholder

Services
P.O.

Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share

-related

inquiries in the US.
Computershare Trust

Company NA

P.O.

Box 505000

Louisville, KY 40233-5000,

USA
Shareholder online inquiries:
www-us.computershare.com/
investor/contact
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the

US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Corporate calendar

UBS Group AG
Publication of the Sustainability

Report 2022:

Monday,

6 March 2023

Annual General Meeting 202 3 :   Wednesday, 5   April 202 3
Publication of the first quarter 202 3   report:
Tuesday,

2
5   April 202 3
Publication of the second quarter 202 3   report:
Tuesday,

2
5 July 202 3
Publication of the third

quarter 202
3   report:
Tuesday,

2
4   October 202 3
Corporate calendar

UBS AG
Publication of the first q uarter 202 3   report:   Thursday , 2 7   April   202 3
Publication of the second quarter 202 3   report:   Thursday , 2 7   July 202 3

Additional publication dates of quarterly

and annual reports

will be made available as part of

the corporate calendar of UBS AG at
ubs.com/investors.
Imprint
Publisher: UBS Group

AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2023. The key symbol and UBS are

among the registered and
unregistered

trademarks of UBS. All rights reserved.

Highlights of the 2022 financial year

We delivered good full-year results in a difficult macroeconomic and geopolitical environment.

Group results

USD bn

7.6

Net profit attributable to shareholders

(2021: USD 7.5bn)

USD

2.25

Diluted earnings per share

(2021: USD 2.06)

Resources

USD bn

56.9

Equity attributable to shareholders

(2021: USD 60.7bn)

%

14.2

Common equity tier 1 capital ratio

(2021: 15.0%)

Profitability

%

17.0

Return on common equity tier 1 capital

(2021: 17.5%)

%

14.9

Return on tangible equity

(2021: 14.1%)

Annual Report 2022
  7

Annual Report 2022
  8
Our key figures

As of or for the year ended
USD m, except where indicated 31.12.22 31.12.21 31.12.20
Group results
Total revenues

34,563

35,393

33,084
Credit loss expense / (release)

29

(148)

694
Operating expenses

24,930

26,058

24,235
Operating profit / (loss) before tax

9,604

9,484

8,155
Net profit / (loss) attributable to shareholders

7,630

7,457

6,557
Diluted earnings per share (USD)
1

2.25

2.06

1.77
Profitability and growth
2
Return on equity (%)

13.3

12.6

11.3
Return on tangible equity

(%)

14.9

14.1

12.8
Return on common equity tier 1 capital (%)

17.0

17.5

17.4
Return on leverage ratio denominator,

gross (%)
3

3.3

3.4

3.4
Cost / income ratio (%)

72.1

73.6

73.3
Effective tax rate (%)

20.2

21.1

19.4
Net profit growth (%)

2.3

13.7

52.3
Resources
2
Total assets

1,104,364

1,117,182

1,125,765
Equity attributable to shareholders

56,876

60,662

59,445
Common equity tier 1 capital
4

45,457

45,281

39,890
Risk-weighted assets
4

319,585

302,209

289,101
Common equity tier 1 capital ratio (%)
4

14.2

15.0

13.8
Going concern capital ratio (%)
4

18.2

20.0

19.4
Total loss-absorbing capacity ratio (%)
4

33.0

34.7

35.2
Leverage ratio denominator
3,4

1,028,461

1,068,862

1,037,150
Common equity tier 1 leverage ratio

(%)
3,4

4.42

4.24

3.85
Liquidity coverage ratio (%)
5

163.7

155.5

152.1
Net stable funding ratio (%)
6

119.8

118.5

119.2
Other
Invested assets (USD bn)
7

3,957

4,596

4,187
Personnel (full-time equivalents)

72,597

71,385

71,551
Market capitalization
8

57,848

61,230

50,013
Total book value per share (USD)
8

18.30

17.84

16.74
Tangible book value per

share (USD)
8

16.28

15.97

14.91
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

of this report for more information.

5 The disclosed ratios represent averages
for the fourth quarter of each

year presented, which

are calculated based on an

average of 63

data points in the fourth

quarter of 2022, 66

data points in the fourth

quarter of 2021 and

63 data points in the fourth
quarter of 2020. Refer

to the “Capital, liquidity

and funding, and

balance sheet”

section

of this report for

more information.

6 The final

Swiss net stable

funding ratio (NSFR)

regulation became effective

on 1 July
2021. Prior to this

date, the NSFR

was based

on estimated pro forma

reporting. Refer

to the “Capital,

liquidity and funding,

and balance

sheet” section of

this report for

more information.

7 Consists of invested
assets for Global Wealth Management, Asset Management

and Personal & Corporate Banking. Refer

to “Note 31 Invested assets and net new money”

in the “Consolidated financial statements”

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

Our APMs

may q

ualify as

non-GAAP

measures as
defined by US Securities and Exchange

Commission (SEC) regulations

.
1

Annual Report 2022
  9

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

AG
standalone”
UBS Switzerland AG on

a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE

and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and

its consolidated
subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the

context requires otherwise, references

to any gender shall apply to all genders.

Our Board of Directors
1
Colm Kelleher

Chairman of the Board of Directors

/ Chairperson of the

Corporate Culture and Responsibility

Committee /
Chairperson of the Governance and

Nominating Committee
2
Mark Hughes

Chairperson of the Risk Committee

/ member of the

Corporate Culture and Responsibility

Committee
3
Jeanette Wong

Member of the Audit Committee /

member of the

Compensation Committee
4
Jeremy Anderson

Senior Independent Director / Chairperson

of the

Audit Committee / member

of the Governance and

Nominating Committee
5
Fred Hu

Member of the Governance and

Nominating Committee
6 Lukas Gähwiler
Vice Chairman of the Board

of Directors
7
Claudia Böckstiegel

Member of the Corporate

Culture and

Responsibility Committee
8
Patrick Firmenich

Member of the Audit Committee /

member of the

Corporate Culture and Responsibility

Committee
9
Nathalie Rachou

Member of the Governance and

Nominating Committee /
member of the Risk Committee
10
Julie G. Richardson

Chairperson of the Compensation

Committee /
member of the Risk Committee
11
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

delivering sustainable

shareholder value within
a framework of

prudent and effective controls, approves all

financial statements for issue,

and appoints and removes

all Group
Executive Board (GEB) members.

Our Group Executive Board
UBS

Group

AG

operates

under

a

strict dual

-board

structure,

as

mandated

by

Swiss

banking

law,

and

therefore

the

BoD
delegates the

management of

the business

to the GEB.

Under the

leadership of

the Group CEO,

the GEB was

composed

of
12

members as

of 31

December

2022

and has

executive management

responsibility

for

the

steering

of

the

Group

and

its
business.

It

develops

the

strategies

of

the

Group,

the

business

divisions

and

Group

Functions,

and

implements

the

BoD-
approved strategies.
›

Refer to “Board of

Directors”

and “Group Executive

Board” in the “Corporate

governance”

section of this

report or to
ubs.com/bod

and
ubs.com/geb

for the full

biographies of our

BoD and GEB

members

1 Ralph Hamers
Group Chief Executive Officer
2
Sabine Keller-Busse

President Personal & Corporate Banking

and

President UBS Switzerland
3
Naureen Hassan

President UBS Americas
4
Edmund Koh

President UBS Asia Pacific
5
Barbara Levi

Group General Counsel
6
Markus Ronner

Group Chief Compliance and

Governance
Officer
7
Robert Karofsky

President Investment Bank
8 Sarah Youngwood
Group Chief Financial

Officer
9
Suni Harford

President Asset Management
10
Mike Dargan

Group Chief Digital and Information

Officer
11 Iqbal Khan
President Global Wealth Management

and

President UBS Europe, Middle

East and Africa
12
Christian Bluhm

Group Chief Risk Officer

UBS Group AG consolidated
UBS Group AG[1]
100%
UBS AG consolidated
UBS AG
100%
UBS Business Solutions AG
UBS Switzerland AG
UBS Americas Holding LLC
UBS Europe SE
UBS Asset Management AG
Other significant non-US subsidiaries[2]
100%
UBS Americas Inc.
100%
UBS Bank USA
UBS Business Solutions US LLC
UBS Financial Services Inc.
UBS Securities LLC[3]
Other significant US subsidiaries[4]

● Holding company and significant regulated subsidiaries and sub-groups subject to disclosure in UBS Group AG annual and quarterly reporting.

1 Refer to "Note 28 Interests in subsidiaries and other entities" in the "Consolidated financial statements" section of this report for more information about UBS's subsidiaries. 2 Other significant non-US subsidiaries are generally held either directly by UBS AG or indirectly through UBS Switzerland AG or UBS Asset Management AG. 3 Of which 99% directly held by UBS Americas Inc. and 1% held by UBS Americas Holding LLC. 4 Other significant US subsidiaries are generally held either directly by UBS Americas Inc. or indirectly through UBS Financial Services Inc.

Annual Report 2022
  14
Our evolution
Since our

origins

in the

mid-19th

century, many

financial institutions

have become

part of

the history

of our

firm and
helped shape

our development.

1998

was a major

turning point:

two of

the three

largest Swiss

banks, Union

Bank of
Switzerland and Swiss Bank Corporation (SBC), merged

to form UBS. Both banks were well established and successful in their own

right. Union

Bank of

Switzerland had

grown organically

to become

the largest

Swiss bank.

In contrast,

SBC
had grown mainly through

strategic partnerships

and acquisitions, including

S.G. Warburg in 1995.
In

2000,

we

acquired

PaineWebber,

a

US

brokerage

and

asset

management

firm

with

roots

going

back

to

1879,
establishing us

as a significant

player in

the US.

For nearly

60 years,

we have

been

building our

strong presence

in the
Asia Pacific region,

where we

are by

far the largest

wealth manager,
1

with asset management

and investment banking
capabilities.
After incurring significant losses in

the 2008 financial crisis, we

sought to return to our roots, emphasizing a client-centric
model that requires less

risk-taking and

capital. In 2011,

we

started a strategic transformation

of our business

model to
focus on our traditional businesses:

wealth management globally, and

personal and corporate banking in

Switzerland.
Today, we are a leading

and truly global wealth manager,
2

a leading Swiss

personal and corporate bank,

a global,

large-
scale and diversified asset manager,

and a focused investment bank.
In 2014,

we began

adapting our

legal entity structure

in response

to too-big-to-fail

requirements and

other regulatory
initiatives.

First,

we

established

UBS

Group

AG

as

the

ultimate

parent

holding

company

for

the

Group.

In

2015,

we
transferred personal

and corporate banking and

Swiss-booked wealth management businesses

from UBS

AG to

the newly
established UBS Switzerland AG.

That same year,

we set up UBS

Business Solutions AG as the

Group’s service company.
In 2016,

UBS Americas Holding

LLC became the

intermediate holding

company for

our US

subsidiaries and

our wealth
management

subsidiaries

across

Europe

were

merged

into

UBS

Europe

SE,

our

Germany-headquartered

European
subsidiary.

In 2019, we merged UBS Limited, our UK

-headquartered subsidiary,

into UBS Europe SE.
The chart below gives an overview of

our principal legal entities and

our legal entity structure.
›

Refer to ubs.com/history

for more information
›

Refer to the “Risk

factors” and “Regulatory

and legal developments”

sections of this

report for more information

The legal structure of the UBS Group

1

Private banking assets under management

excluding China onshore in

2021, according to Asian

Private Banker.
2

Statements of market position for

Global Wealth Management

are based on UBS’s

internal estimates and publicly

available information

about competitors’ invested

assets.

Annual Report 2022 |
Our   strategy,   business   mode l   and   environment   |   Our   strategy   15
Our strategy, business

model and
environment
Management report

Our strategy
UBS – who we are
UBS is a leading and

truly global wealth manager with

focused asset management

and investment banking

capabilities,
and the leading universal bank

in Switzerland. We enable people,

institutions and corporations to achieve

their goals by
providing financial

advice and solutions.

We have a

capital-light, cash-generative

and well-diversified

business model,

a
strong culture, a balance sheet

for all seasons,

and a respected brand with over 160 years of history.
At UBS, we are driven

by a common purpose:
Reimagining the power of investing. Connecting

people for a better
world.

This focus provides direction on

the way forward and helps us build

on our strengths.
We are focused on driving long-term

growth while maintaining

risk and cost discipline
Our objective is

to generate value

for our shareholders

and clients by

driving long

-term growth. To

accomplish this, we
are

building

on

our

scale,

content

and

solutions,

while

remaining

disciplined

on

risk

and

costs.

This

will

give

us

the
capacity to invest

strategically and will enable us

to deliver

against our financial targets and

commercial aspirations, which
are outlined in the “Targets,

aspirations and capital guidance”

section of this report.
Moreover, we are aiming to

maximize our and our

clients’ impact to create

long-term sustainable

value. We also have a
responsibility toward our communities and

employees. We have outlined selected environmental,

social and governance
(ESG) aspirations, which should

support our financial and commercial targets.
Our business model helps us to achieve

our growth ambitions
In early

2022,

we set

out our

strategy, which

we have

been executing

on since.

Our growth

plans

aim to

increase the
value of our

network of clients,

connections and

contributors, in

which UBS’s scale,

global reach

and capabilities play a
central role.
Our

invested

assets

of

USD 4.0trn

are regionally

diversified across

the

globe,

making us

a

highly attractive

partner

to
many sophisticated

and

specialized contributors.

This enables

us to

give our

clients access

to a

broader,

more relevant
and

customizable range

of solutions,

which, together

with our

thought leadership

and

capabilities, position

us well

to
become their

partner of

choice. Our

plans are

a reflection

of the

outlook on

long-term demographic

and social

trends
affecting wealth distribution,

product demand and

client experience.

As we see clients’

needs changing,

we also expect
continued growth

in alternatives and ESG products.
Clients are

at the center of everything

we do
Helping

clients to

achieve

their

financial

goals

is

the

essence

of

what

we

do.

We

aim to

differentiate

our

service

by
delivering a client experience that is personalized,

relevant, on-time and

seamless. This is our promi

se to clients.
With evolving client needs,

we are adapting

by making our wealth

coverage more needs

-based, digital and effective.

In
wealth

management,

our

focus

remains

on

our

core

wealth,

global

family

and

institutional

wealth

clients,

while
expanding our

coverage of entrepreneurs,

women and the next generation of wealthy individuals. We are launching and scaling

digitally

customizable

services,

enhancing

personally

advised

wealth

with

digital

support,

and

expanding

our
custom offerings for global family and

institutional wealth to cater for

the different needs of our

clients
.
›

Refer to “Clients” in

the “How we create

value for our

stakeholders” section

of this report for

more information
We have a global,

diversified business model
Regionally,

more than half of our

wealth management

clients’

invested assets are

in the US, which

is the largest wealth
pool globally.

Here, we are focused on

improving scale and profitability

by deepening our

relationships with core clients
and by building out Global

Wealth Management’s digital-led capabilities

and banking platform.
In Asia

Pacific,

which is the

fastest-growing

wealth market, we

are by far

the largest

wealth manager
1

and are

building
on

that

scale

to

drive

growth.

We

are

further

developing

our

onshore

business

in

China

and

working

to

offer

our
capabilities in a more cohesive way to

our clients in Southeast Asia.

Annual Report 2022 |
Our   strategy,   business   mode l   and   environment   |   Our   strategy   16
In EMEA,

we are focused on

improving profitability and

driving focused

growth, by streamlining

our domestic footprint
and providing holistic coverage for entrepreneurs.
Finally, in Switzerland, we have a highly integrated business and aim to expand our lead as the #1 universal bank. We are
driving

the

digital

transformation,

improving

the

client

experience,

and

focusing

on

capturing

selected

growth
opportunities.
Our growth plans are underpinned by

our asset management and investment

banking capabilities
Our

asset

management

business

provides

clients

with

a

broad

offering

and

exclusive

access

to

premium

customized
services,

while

our

investment

banking

capabilities

support

our

growth

plans

across

the

client

franchise

with

unique
insights,

execution

and

risk

management.

Close

collaboration

between

our

businesses

also

adds

value

for

clients,
including in private markets, alternatives

and ESG products, and

we are actively

looking for additional such opportunities.
Sustainability drives our ambitions

and informs our purpose
We partner

with our

clients to

help them

mobilize their

capital toward

a more

sustainable world.

At UBS,

we want

to
meet clients’ demands for a

credible sustainable offering.

We want to be the financial

provider of choice for

clients that
wish to

mobilize capital toward

the achievement of

the United

Nations Sustainable Development

Goals and

the orderly
transition to a

low-carbon economy.

In Switzerland, as

the leading universal bank,

we are helping

finance the country’s
transition to net zero.
We are investing in our technology
The trusted

and personal

relationship

with our

clients across

our businesses

is evolving.

Today,

our clients expect us to
provide our services

more seamlessly

across the

firm in a

personalized,

relevant and

timely

fashion, with increasing demand
for services that are digital first,

anytime and anywhere.

This presents an opportunity

for us to fully embrace technology
and make

it a differentiator

for our firm.

To

support our

ambitions, we have

established our technology

strategy based
on

five key

pillars: (i) Agile@UBS,

a unified

approach

to working

in an

agile way

across the

firm to

become faster

and
more adaptable;

(ii) engineering

excellence, as,

in order

to succeed

in making

technology

a differentiator

for our

firm,
we must attract and retain the best

engineers, which is only possible by creating and fostering an engineering and digital culture

of

excellence;

(iii) quarterly

business

reviews

and

digital

roadmaps

that

help

us

to

manage

our

technology
investment portfolio

in a more

strategic and

flexible way;

(iv) automation,

which increases

efficiency and

effectiveness;
and (v) modern technology,

which accelerates digitalization and

efficiency.
We are becoming simpler and more efficient
In

order

to

continuously

increase

efficiency and

our capacity

to

invest,

we

are

working

to become

simpler,

by

further
streamlining

and

standardizing

our

functions,

processes,

entities

and

general

ways

of

doing

business,

including

our
Agile@UBS approach,

to ultimately improve the client experience.

1

Private banking assets under management

excluding China onshore in

2021, according to Asian

Private Banker.

Our focus on technology
The world is faster,

more digital and more data-driven than ever before, with clients increasingly demanding services that are digital first, anytime,

anywhere, and underpinned

by first-class technology. Through

our technology strategy and five
key pillars

(Agile@UBS; engineering excellence; quarterly business

reviews and digital

roadmaps; automation;

and modern
technology),

we aim to

make technology

a differentiator for

our clients and

employees, helping

to deliver on

our client
promise. We

are championing

the adoption

of a single,

consistent, agile

setup across the

firm, driving transformational
and

sustainable

approaches

to

our

real

estate

and

technology,

building

an

engineering

culture

to

be

proud

of,

and
fostering firm-wide operational resilience.
In 2022,

our unified agile

approach helped

us drive greater business

value, enhance

the client experience

and be

more
responsive

and

adaptable,

with

faster

delivery

of

client

digital

solutions.

Overall,

approximately

18,500

employees
transitioned to

working in new

Agile@UBS ways, and we

continued our efforts to

create

and foster

an engineering culture
of

excellence,

in

order

to

attract

and

retain

the

best

engineers.

Currently,

approximately

two-thirds

of

our

global
technology team within the Chief

Digital and Information Office

(CDIO) are engineers that are

instrumental to responding
to

our

clients’ digital

needs,

while

the

remaining

part

of

the

technology

team

manages

critical operational

functions
at UBS.
›

Refer to “Clients” in

the “How we create

value for our

stakeholders” section

of this report for

more information about

client
digital solutions
›

Refer to “Employees”

in the “How we

create value for

our stakeholders”

section of this

report for more information

about agile
ways of working

Annual Report 2022 |
Our   strategy,   business   mode l   and   environment   |   Our   strategy   17
We are using the quarterly

business reviews and digital roadmaps to help us manage

our technology investment portfolio
in a more

strategic and

flexible way.

During 2022,

we aligned

70% of

our technology

investments to

agile teams

that
deliver incremental

and

continuous

value

to

our clients.

In

addition,

we

also

moved

from

multiple to

one

single

UBS
DevCloud

toolchain

and

we

are

increasingly

adopting

an

industry-standard

set

of

metrics

(DORA)

to

measure

the
efficiency of our software development

process.
We believe

the bank of

the future

will leverage a

lean, modern technology estate

and Cloud-based applications to provide
clients

with

flexible,

best-in-class

service.

As

such,

in

2022,

we

removed

approximately

39,000

legacy

technology
components and decommissioned more

than 600 applications,

as a

step to

modernize our technology

estate and

enhance
our cybersecurity position. We also

announced the landmark

expansion of our partnership

with Microsoft, to accelerate
our Cloud footprint over the

next five years. As of 31 December

2022, 65% of our applications were on the

public Cloud
(i.e., servers not on UBS’s

premises) or on our private Cloud (i.e.,

servers on UBS’s premises).

Targets, aspirations and capital guidance
We aim

to create

sustainable

value through

the cycle,

which is

reflected by

our financial

targets.

In addition,

we have
outlined selected commercial aspirations,

which support these targets.

Our

capital

guidance

remains

unchanged.

We

intend

to operate

with

a

common

equity

tier

1

(CET1)

capital ratio

of
around 13%

and a CET1 leverage

ratio of greater

than 3.7%. The

Investment Bank is

expected to represent

up to one-
third of Group risk-weighted

assets and leverage ratio denominator.
Performance

against

targets,

aspirations

and

capital

guidance

is

taken

into

account

when

determining

variable
compensation.
The

table
below

shows

our

targets,

guidance

and

aspirations
,

based

on

reported

results.

Our

aspirations

on
environmental, social

and governance

(ESG) are

set forth

in “Our

focus on

sustainability and

climate” in the

“How we
create value for our stakeholders”

section of this report.
›

Refer to “Society” and

“Our focus on sustainability

and climate” in

the “How we create

value for our

stakeholders” section

and to
the “Corporate governance”

section of this

report for more information

about ESG
›

Refer to the “Compensation”

section of this

report for more information

about variable compensation
›

Refer to “Alternative

performance

measures” in the

appendix to this

report for definitions

of and further information

about our
performance measures

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   18
Our businesses
Delivering one ecosystem
We

operate

through

four

business

divisions:

Global

Wealth

Management,

Personal

&

Corporate

Banking,

Asset
Management and the Investment

Bank. Our global reach and the breadth of our expertise are the major assets setting us
apart from our competitors.

We see

joint efforts

as key

to our

growth,

both

within and

between

business divisions.

We combine

our strengths

to
provide

our

clients

with

better,

innovative

solutions

and

differentiated

offerings,

for

example,

our

Global

Family

&
Institutional

Wealth

(GFIW)

offering

with

integrated

global

coverage.

Initiatives such

as

the
Group

Franchise

Awards

encourage employees to look for ways to

connect across teams and offer

the whole firm to our clients.

How we deliver the

whole firm to our clients – examples
Global Family & Institutional

Wealth
GFIW is a cross-divisional

offering that leverages capabilities

from the Investment Bank and client
coverage from Global

Wealth Management to address

the execution, investment, risk management,
financing and banking needs

of family offices and their corporate entit

ies, as well as entrepreneurs.
Drawing on UBS’s client ecosystem,

we aim to connect clients with like-minded peers

and recognized
experts to exchange ideas and bring

opportunities to life for a return and impact.

Client coverage is
managed via regional

cross-functional teams (GFIW market pods).
Wealth management platforms
In our major booking centers

outside the Americas, we use the Wealth

Management Platform, which is
shared between Global Wealth

Management and Personal &

Corporate Banking in Switzerland. In the
Americas, we continue

to build out our Wealth Management Americas

digital capabilities. All our
platforms can be navigated intuitively

and support strong advisory capabilities

across channels, helping
our clients to benefit from

a broader universe of products

and services, simplified onboarding, and

a
better banking experience.
Separately managed accounts (SMAs)

We offer Global Wealth

Management clients access to selected separately

managed account strategies in
the Americas with no additional management

fees, including an extensive range of strategies managed
by Asset Management. This enables

our advisors to focus on delivering the best

ideas, solutions and
capabilities to our clients, regardless

of where they originate.

Shifts and referrals
To

best serve our clients according to

their needs, and to foster growth, we operate a

holistic
collaboration framework within our

universal bank delivery model in Switzerland. We

initiate client shifts
from Personal Banking to

Global Wealth Management as their needs become

more complex. Examples of
referrals include corporate

and institutional clients being introduced

to Asset Management for mandate
solutions or to the Investment

Bank for capital market transactions, thus

providing access to our global
expertise, and entrepreneurs

being introduced to Global Wealth

Management, ensuring holistic coverage
of their corporate and private n

eeds.
Global Lending Unit
The Global Lending Unit delivers

lending capabilities to clients of both

the Investment Bank and Global
Wealth Management. The

unit provides product expertise

to clients through collaboration with
Investment Bank bankers and

Global Wealth Management advisors. It is organized

with a regional focus
by grouping existing regional

resources and competencies

to best serve respective markets and clients.

Unified Global Markets

We continue to develop

the cross-divisional strategic partnership between

Global Wealth Management
and the Investment Bank, focused on

providing differentiated

content that helps our clients identify the
best trading opportunities, uncover

new evidence, and generate fresh insights

to meet their investment
needs.

Through our integrated approach,

we provide structured, scalable investment products,

asset and
liability management solutions,

financing alternatives and other value-added bespoke

solutions that
deliver a quality client experience

and outcome by catering to specific coverage

needs.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   19
Global Wealth Management

As a leading and truly

global wealth manager,
1

we help our clients

pursue what matters most to them.

More than 20,000
employees around

the world

help

to manage

our clients’

finances

from locations

in the

Americas, Europe,

the Middle
East

and

Asia. Clients

look

to us

to provide

them

with the

tailored

advice, expertise

and

solutions

that

they

need,

to
protect and

grow their wealth,

today, tomorrow and

for generations

to come. The size

and diversification

of our global
franchise, our bespoke cross

-divisional solutions, and our premium

brand and reputation set us

apart.
We

have

strong

positions

in the

largest

and

the

fastest-growing

regions

– respectively,

the

US

and

Asia

Pacific –

and
clearly defined regional priorities: scaling our franchise in the US; capturing growth in Asia Pacific; increasing profitability in EMEA;

and increasing

market share

in Switzerland,

our home

market. Our

focus remains

on

our core

client base

of
ultra high and high

net worth individuals through

trusted relationships with our advisors

,

while expanding our

coverage
of entrepreneur

s, women

and the next

generation of

wealthy individuals.

We are also

strengthening our

capabilities to
serve our clients with the most sophisticated

needs through our

Global Family & Institutional Wealth (GFIW) offering

.
As our clients’

needs are changing, we

are adapting our

capabilities and coverage.

We are therefore

launching and scaling
digitally customizable

services, enhancing

our personally

advised wealth

management offering

with digital support

and
expanding our custom offering

s

for global family and institutional wealth to cater

for the different needs

of our clients.

Organizational changes

On 3 October 2022, Iqbal Khan became sole

President Global Wealth Management. Since joining UBS in 2019, Mr. Khan had

served as Co-President Global Wealth

Management with Tom

Naratil, who stepped

down after nearly four decades
with UBS.
In April 2022, to better cater to our clients with institutional-like needs that require a more bespoke offering, we created
GFIW, a

cross-divisional

offering that

leverages capabilities

from

the Investment

Bank

and

client coverage

from Global
Wealth Management.
In August

2022, UBS

and Wealthfront mutually

agreed to

terminate the

merger agreement

first announced

in January
2022, under which Wealthfront was

to be acquired by UBS Americas Inc. The two organizations will continue to explore
ways

to

work

together,

and,

as

part

of

that

process,

UBS

purchased

a

USD 69.7m

note

convertible

into
Wealthfront shares.
In the second half of 2022, we completed the sales of our wholly owned subsidiary UBS Swiss Financial Advisers AG, our domestic wealth management business

in Spain and our US alternative investments

administration business.

How we do business
Our distinctive

approach

to wealth

management is

designed to

help our

clients pursue

what matters

most to

them

by
offering advice,

expertise and

solutions

and delivering

on

our client

promise to

be personalized,

relevant, on

-time and
seamless.
Our Chief Investment

Office (the CIO)

produces

the
UBS House

View
, identifying investment

opportunities designed

to
protect and

increase our

clients’ wealth

over the

longer term,

directing the

investment advice

for and

management of
more

than
  USD
1trn

in

f
ee -
generating

assets

globally.

Close

integration
between

idea

generation

and

product
development enables

us to

deliver to

clients CIO-aligned

investment solutions

,

such as

the investment

modules in
UBS
Manage

Advanced

[My

Way]
.

In

Asia

Pacific

and

Switzerland,

the
Direct

Investment

Insights

function

on

our

online
banking platform enables clients to trade

directly based on CIO insights

via their smartphones and other

digital devices.
›

Refer to “Clients”

in the “How we

create value for

our stakeholders”

section and to

“Our focus on

technology” in the “Our
strategy” section

of this report for

more information about

innovation

and digitalization
Regional

Chief

Investment

Officers

leverage

direct

client

feedback

and

insights

from

Client

Analytics

to

deepen

our
understanding

of clients’ needs.

Our product

specialists deliver

investment solutions,

including our

flagship investment
mandates, as well as innovative long

-term themes and sustainable investment offerings.
In addition

to our investment p

roducts, we offer

extensive mortgage, securities-based

and structured lending

expertise.
We

provide

clients

with

advice

on

wealth

planning,

sustainability

and

impact

investing,

and

corporate

and

banking
services,

while

specialist

teams

also

advise

on

art

and

collecting,

family

strategy

and

governance,

philanthropy,

next
generation, and wealth transition.

›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about
sustainability matters

Chief Investment Office-led value chain

Clients
Listening to our clients' views, considering their risk profiles and their investment goals
Ideas in a UBS House View context
Well-researched investment advice, thought leadership
Design of solutions
Solutions aligned to the UBS House View: discretionary and advisory mandates, alternatives, structured solutions, etc.
Communications
Transmission to clients and advisors
Implementation & Execution
Positioning of solutions by advisors, seamless execution. Tailored advice to the clients
The investment advice for and management of more than USD 1trn in fee-generating assets globally, underpinned by robust risk management

Note: CIO develops a clear, concise and consistent investment assessment – the UBS House View, consisting of strategic asset allocation and tactical asset allocation.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   20

Our private

markets business

gives

clients access

to investments

in private

equity

funds,

hedge fund

s

and

real estate.
Furthermore, we have increased our offering of institutional-grade products, such as our
Co-Investment STRIPE

(strategic
investments in

private equity)

opportunities,

a feeder

structure

to enable

clients to

invest in

closed-ended

institutional
private market funds. We have made it

easier for private clients to access investment products and services suited to their individual preferences

,

e.g., by

expanding access

to our
Advice SI

and separately managed

accounts

(SMA) solutions

in
the US,

and new targeted

sustainability focus and impact

offerings. Our Global Wealth Management clients

have invested
more

than

USD

20bn

in

discretionary

mandates

aligned

to

our
sustainable

investing
  strategic a sset a llocation.
Additionally,

we continue to broaden

our offering across asset

classes and themes, collaborating

with external partners,
such as

Robeco Asset

Management, Ambienta,

Rockefeller Asset

Management, Rethink

Impact and

Bridge Investment
Group, to provide

clients with access to differentiated

sustainable-

and impact-investing

opportunities.
We are

investing in

our operating

platforms and

tools to

better serve

our clients’

needs,

improve their

experience and
enhance overall advisor

productivity. As

of 31 December 2022,

more than 80%

of invested assets outside

the Americas
were booked

on

our
Wealth Management

Platform
.

In the

US,

we are

enhancing

the

Wealth Management

Americas
workstation

for

advisors
,   by
delivering

new

functionalit
ies ,
as

well

as

driving

simplification

and

improving

our
banking capabilities.
›

Refer to “Clients” in

the “How we create

value for our

stakeholders” section

and to “Our focus

on technology”

in the “Our
strategy” section

of this report for

more information about

innovation

and digitalization
Our digital transformation aims to make us

faster and more responsive

and our services more convenient for our

clients.
Our

clients

benefit

from

a

more

seamless

service

across

platforms

and

devices,

and

our

advisors

and

the

teams

that
support

them

are

aspiring

to

deliver

best-in-class

content

and

solutions

with

increasing

speed,

relevance

and
personalization.

We are

developing

new

service models

through

which

we seek

to serve

our clients

according

to their
individual needs and

preferences, based on

scalable digital platforms, and

underpinned by

our client promise: providing
service that is personalized, relevant, on

-time and seamless.
For

clients

with

complex

financial

needs,

our

GFIW

offering

addresses

the

execution,

investment,

risk

management,
financing and banking needs of family

offices and their corporate entities, as

well as entrepreneurs. In our core personally
advised

service

model,

we

focus

on

expanding

our

coverage

of

entrepreneurs,

women

and

next-generation

clients,
alternative investments as a differentiated source of returns, and increasing digital convenience for all our clients. We are making continuous

improvements to our

digital platforms,

and have

rolled out

innovative new solutions

,

such as
Circle
One
  (in 2022), a global ecosystem that connects clients to experts, thought leaders and actionable investment ideas, and
UBS My Way

(in 2021),

a next-generation portfolio management solution

that enables clients to

tailor their investments
to their individual

preferences. We

have introduced

the
UBS My

Way

solution in

Germany,

Italy and Japan,

and plan

to
also

offer

it in

other

markets.

We

have

launched
WE.UBS
,

the

first

digital-only

offering

launched

by

a

global

wealth
manager in China, and

we are planning the launch of further regional

solutions.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   21
We

closely

collaborate

across

business

divisions

to

deliver UBS’s

best

capabilities

to

our

clients. Joint

efforts

with

the
Investment Bank, Asset Management

and selected external partners enable us

to offer clients broad access to financing,
global capital markets

and bespoke

portfolio solutions.

For example, we

launched an

SMA initiative in 2020

with Asset
Management in the US and continued to expand our SMA offering throughout 2022. The initiative generated USD 21bn in net new money inflows in

2022, bringing total invested assets from this initiative

to USD 125bn.
›

Refer to “Delivering

one ecosystem”

in this section for

examples of

the joint efforts

of the business

divisions
Our operations and our competitors
We operate a global

business tailored

to both regional and

local clients, combining

scale with an ability

to provide

local
offerings

to

best

serve

our

clients’ needs.

We

are

regularly

recognized

as

a

leading

wealth

manager

by

independent
industry awards on a global,

regional and country level.
The US

is our largest market,

accounting

for around half

of our invested

assets, and we

are recognized

as the industry-
leading firm

in terms

of overall

client satisfaction.
2

In Asia

Pacific,

we are

by far

the largest

wealth manager
3

and have
received numerous

independent

industry awards

for several years

in a row,
4

recognizing our

long-term commitment

to
the region. In our home market of Switzerland, we

are the leading wealth manager
5

and continue to extend our leading
market position

with above-market

growth and

investments into

digitalizing our

core business.

In Western

Europe,

we
have a

strong

footprint, which

we further

optimized with

the sales

of our

domestic

businesses

in Spain

(in 2022)

and
Austria (in

2021),

and have

been recognized

as the best

bank for

wealth management

several years

in a

row.
6

In Latin
America,

we

continue

to

expand

our strategic

partnership

with

Banco

do

Brasil,

helping

us remain

the

best bank

for
wealth management

in the region.
7

We were able

to deliver a strong

performance in

Central & Eastern

Europe, Greece
and Israel despite substantial geopolitical challenges in parts of the region, supported

by our GFIW offering. In

the Middle
East

and

Africa,

we

are

building

out

our

offering

with

further

investment

in

local

offices,

such

as

Dubai

and

Qatar,
emphasizing our commitment to the

region and building on

our local strength.
8

Our

competitors

fall into

two

categories:

competitors

with

a

strong

position

in the

Americas but

more

limited

global
footprints, such as Morgan

Stanley and JPMorgan

Chase; and competitors

with similar international

footprints but with
a smaller presence than UBS in the

US, such as Credit Suisse and Julius Baer. We

have strong positions in the largest and
the fastest-growing

regions

(respectively, the

US

and

Asia Pacific).

The size

and

diversification

of our

global

franchise,
bespoke

cross-divisional

solutions,

and

premium

brand

and

reputation

set

us

apart

and

would

be

difficult

for

our
competitors to replicate.

1

Statements of market position for

Global Wealth Management

are based on UBS’s

internal estimates and publicly

available information

about competitors’ invested

assets.
2

Highest in client satisfaction with full

-service brokerage

firms in the J.D.

Power 2022 survey.
3

Private banking assets under management

excluding China onshore in

2021, according to Asian

Private Banker.
4
Awards won in two or more consecutive years include

the Private Banker International

Global Wealth Awards,

PWM / The Banker Private

Banking Awards,

Euromoney Private Banking Awards,

Asiamoney Asia Private
Banking Awards, Wealth

BriefingAsia

Awards and Asian

Private Banker Awards.
5
Recognized as “Best Private Bank Switzerland”

by Euromoney Private

Banking Awards

in 2022.
6

Recognized as “Western Europe’s

Best Bank for Wealth

Management” by Euromoney

Awards for Excellence

in 2020, 2021 and 2022.
7
Recognized as “Latin America’s

Best Bank for Wealth

Management” by Euromoney

Awards for Excellence

in 2022.
8
Recognized as “Middle East’s

Best Bank for Wealth

Management” by Euromoney

Awards for Excellence

in 2020, 2021 and 2022.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   22
Personal & Corporate Banking
As the #1 Swiss

universal bank, we provide a comprehensive

range of financial

products and services to private,

corporate
and institutional clients. Personal &

Corporate Banking is the

core of our

universal bank in Switzerland.

As a market

leader
across all our

business areas,

we strive to grow

at a rate

faster than

the Swiss market.

We aim

to be

digital at the

core
by

enabling

our

clients

to

satisfy

most

of

their

banking

needs

via

our

apps,

while

offering

a

user

experience

that

is
personalized, relevant, on

-time and seamless.
How we do business
Our personal

banking clients

have access

to a

comprehensive,

life-cycle-based offering.

This includes

a broad

range of
basic banking products, from payments to

deposits, cards and

convenient online and mobile banking,

as well as lending
(predominantly mortgages), investments and retirement planning services. In 2022,

we were once again

named the “Best
Bank in Switzerland” by

Euromoney.

Our offering is complemented by our
UBS KeyClub

reward program, which provides
clients in

Switzerland with

exclusive and

attractive offers,

some of which

are offered

in collaboration

with our

external
partners. We

also work

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
›

Refer to “Delivering

one ecosystem”

in this section

for examples

of the joint efforts

of the business

divisions

While continuing to focus

on the needs of

our clients, we need

to better connect business

and technology and

develop
new solutions in an agile way through fully empowered

teams. The agile transformation is essential for every part of our organization.

In

2022,

we

accelerated
Agile@UBS ,

a

unified

approach

to

agile ways

of

working,

which now

includes
approximately 5,000

colleagues based in Switzerland.

›

Refer to “Clients” and

“Employees”

in the “How we

create value for

our stakeholders”

section and to

“Our focus on technology”
in the “Our strategy”

section of this

report for more information

about innovation

and digitalization
In 2022, we continued to support our clients

in the transition to a low-carbon economy. For example, we introduced two new products:
UBS Mortgage Energy

for our private clients and
UBS Loan Energy

for income-producing real estate, both
providing preferential conditions for energy-efficient buildings. Furthermore, we entered into two partnerships with Swiss
start-ups to remove greenhouse

gas emissions from the atmosphere.
›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about
sustainability-related

topics
We

collaborate

with

other

companies

to

better

satisfy

our

clients’

diverse

needs.

For

example,

in

2022,

we

further
expanded our strategic partnership with Baloise.

We both increased our stakes in the

digital homeowner platform
Houzy
,
which offers

prospective and

existing homeowners

advice about

financing,

insurance and

other property

planning

and
management matters, and
Brixel ,
which provides

our clients real estate sales advice and

services.
Our operations and our competitors
We operate primarily in

our Swiss home market.

With our Personal Banking

and Corporate

& Institutional Clients business
units, we

are organized into

10 regions,

covering distinct Swiss

economic areas.

We operate a

multi-channel approach,
and we are constantly developing

our digital and remote channels.
In

Personal

Banking,

our

main

competitors

are

Raiffeisen,

the

cantonal

banks,

Credit

Suisse,

PostFinance,

and

other
regional and local Swiss banks;

we also face competition

from international neobanks

and other national digital

market
participants.

Areas

of competition

are basic

banking services,

mortgages,

and

foreign exchange,

as well

as investment
mandates and funds.
In

Corporate

&

Institutional Clients,

the

cantonal

banks,

Credit

Suisse

and globally

active foreign

banks

are

our main
competitors.

We

compete

in

basic

banking

services,

cash

management,

trade

and

export

finance,

asset

servicing,
investment advice for institutional clients,

corporate finance and lending,

and cash and securities transactions for banks.
We

also

support

the

international

business

activities

of

our

Swiss

corporate

clients

through

local

hubs

in

New

York,
Frankfurt,

Singapore

and

the

Hong

Kong

SAR.

No

other

Swiss

bank

offers

its

corporate

clients

local

banking
capabilities abroad.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   23

Asset Management
Asset Management

is a global,

large-scale and

diversified asset

manager,

with USD

1.1trn in

invested assets.

We offer
investment capabilities

and styles across

all major traditional

and alternative asset classes,

as well as advisory

support to
institutions, wholesale intermediaries

and our Global Wealth Management

clients.
Our strategy

is focused

on

capitalizing on

the areas

where we

have a

leading position

and differentiated

capabilities

–
including

sustainability, alternatives,

indexed

customization,

and

key markets

in Asia

Pacific

– in

order

to drive

further
profitable growth.
Organizational changes
In April 2022, we completed

the sale of

our 49% shareholding in our Japanese

real estate joint

venture, Mitsubishi Corp.-
UBS Realty Inc., to KKR & Co

.
How we do business
We offer clients

a wide

range of

investment products

and services

in different

asset classes,

in the form

of segregated,
pooled or advisory

mandates, as

well as registered investment

funds in various

jurisdictions. Our traditional and

alternative
capabilities include equities, fixed income, hedge funds (single-

and multi-manager), real estate and private markets, and
indexed

and

alternative

beta

strategies,

including

exchange-traded

funds

(ETFs),

as

well

as

sustainable-

and

impact-
investing products and

solutions.
Our

Investment

Solutions

business

draws

on

the

breadth

of

our

capabilities

to

offer:

asset

allocation

and

currency
investment

strategies

across

the

risk–return

spectrum;

customized

multi-asset

solutions;

and

advisory

and
fiduciary services.
Sustainable and impact investing remains

a key area, as clients increasingly seek solutions

that combine their investment
goals

with

sustainability objectives.

We

are

continuing

the

expansion

of our

capabilities through:

product

and

service
innovation;

dedicated

research;

integrating

environmental,

social

and

governance

risk

factors

into

our

investment
processes by leveraging our proprietary analytics;

and active corporate engagement.
During 2022,

our Real Estate

& Private Markets business

launched a number

of new innovative strategies,

including UK
Life Sciences and

Cold Storage,

and again

achieved strong

results in

the latest GRESB

Assessments,
1

with 100%

of our
submitted

strategies

(representing

96%

of

Real

Estate &

Private

Markets’

direct

pooled

real

estate and

infrastructure
strategies) achieving four-

or five-star ratings.
We also continue to develop

our award-winning
2

indexed businesses globally, including

ETFs in Europe, Switzerland and
Asia. To meet increasing client demand,

we have focused on sustainable

investing across our product range

and provide
customized

solutions.

Aligned

with our

purpose and

strength

in building

partnerships,

in 2022,

we launched

the UBS
Global Equity

Climate

Transition

Fund,

in partnership

with Aon,

and

the UBS

Life

Global Equity

Sustainable

Transition
Fund, in collaboration with the Essex Pension Fund and Hymans Robertson. These funds provide investors with the ability to mitigate climate-related investment risks

while also aiming to make

a positive social

impact aligned with specific

United
Nations Sustainable Development Goals.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   24
Stewardship

is

a

fundamental

element

of

our

sustainability strategy,

and

we

are

firmly committed

to

engaging

with
companies to support them on

their transition journey. During 2022,

we extended our Climate Engagement Program

to
include more industry sectors and built out our

research to further extend the program to

include natural capital. We also
launched our

new Social Engagement

Program, with a

focus on human and

labor rights, diversity, equity

and inclusion,
and health, to enable

us to provide clients with products that meet their

criteria in these areas as

well.
As a

founding member

of the Net

Zero Asset

Managers
3

initiative,

we are

working

on the

foundational pillars

required
to deliver on our net-zero interim

target, committing to align 20%

of total assets under management to achieve

a 50%
carbon emissions

reduction by 2030. In parallel,

we are continuing to work with our clients,

standard setters and industry
bodies

to

help

develop

the

new

methodologies,

tools

and

data

needed

by

investors

to

mitigate

risks

and
capture opportunities.
›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about
sustainability matters
To support

our growth,

we are

focused on

disciplined execution

of our

operational

excellence initiatives.

This includes
further

automation,

simplification,

process

optimization

and

offshoring
or
nearshoring

of

selected

activities,
complemented by continued

enhancements to our platform and development

of our analytics and data capabilities

.
We have also continued our joint efforts with the other business divisions, enabling our teams to draw on the best ideas,
solutions and

capabilities from across

the firm in

order to

deliver high

-quality investment

performance and

experiences
for our

clients. For

example, we

launched a

separately managed

accounts (SMA)

initiative in

2020

with Global

Wealth
Management in the US. We continued to expand our SMA offering throughout 2022, including the launch of new index
SMA portfolios offering personalized

tax management, and also a sustainable

investing overlay enabling clients to select
from six

major themes,

including

climate change,

pollution

and governance.

The initiative

generated

USD 21bn

in net
new money inflows in 2022,

bringing total invested assets from this initiative

to USD 125bn.
›

Refer to “Delivering

one ecosystem”

in this section for

examples of

the joint efforts

of the business

divisions
Our operations and our competitors
Our business division is organized

into five areas: Client Coverage;

Investments; Real Estate & Private

Markets; Products;
and

the COO

area. We

cover the

main asset

management markets

globally,

and have

a local

presence

in 23

locations
across four

regions:

the Americas

;

Asia Pacific

;

EMEA;

and

Switzerland.

We have

nine

main hubs:

Chicago;

the Hong
Kong SAR;

London;

New York

;

Shanghai;

Singapore;

Sydney; Tokyo

;

and Zurich.
Geographically, we are building

on our extensive and long-standing

presence in the Asia Pacific region,

including China,
where we continue to invest in

our products and presence,

both on- and off-shore.
In

the

rapidly

evolving

and

attractive

wholesale

segment,

we

aim

to

further

expand

our

market

share

through

a
combination of

measures: a

continued increase

in the share of

clients’ business; expansion

of our strategic partnerships
with distributors; the building-out of our client service and product shelf offerings; and the launch of new white-labeling
and portfolio implementation capabilities

.
›

Refer to “Clients” in

the “How we create

value for our

stakeholders” section

and to “Our focus

on technology”

in the “Our
strategy” section

of this report for

more information about

innovation

and digitalization
Our main competitors

are global firms

with wide-ranging capabilities and

distribution channels, such as

AllianceBernstein,
Allianz

Asset

Management,

Amundi,

BlackRock,

Credit

Suisse Asset

Management,

DWS,

Franklin

Templeton,

Invesco,
JPMorgan

Asset

Management,

Morgan

Stanley

Investment

Management,

Schroders,

SSGA

Funds

Management

and
T. Rowe Price, as well as firms with a specific

market or asset-class focus.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   25

1

GRESB is an independent organization

providing validated ESG

performance data and

peer benchmarks.
2

Passive Manager of the Year

2022,

Insurance Asset Management

Awards;

ETF Provider of the Year,

European Pensions Awards;

UBS MSCI UK IMI SRI ETF,

Winner: Ethical / Sustainable

– Passive, AJ Bell

FIT Awards;
ETP Award 2022, Best Provider

of Sustainable ETFs;

and ranked fifth

largest ETF provider in Europe

as of December 2022

(source:
ETFBook.com ).
3
  netzeroassetmanagers.org

Investment Bank
The

Investment Bank

provides

services to

institutional,

corporate

and

wealth

management

clients, helping

them

raise
capital, invest

and

manage

risks, while

targeting

attractive

and

sustainable

risk-adjusted

returns

for shareholders.

Our
traditional strengths are in equities, foreign

exchange, research, advisory services and capital markets, complemented by
a focused rates and credit platform. We use our data-driven research and technology capabilities to help clients adapt to
evolving market structures and

changes in regulatory, technological,

economic and competitive landscapes.
Aiming to deliver market-leading solutions by using our

intellectual capital and electronic platforms,

we work closely with
Global Wealth Management,

Personal &

Corporate Banking and Asset

Management to bring

the best

of UBS’s capabilities
to our clients. We do so

with a disciplined approach

to balance sheet deployment and

costs.
Our priority is

providing high-quality execution and seamless

client service, through an

integrated, solutions-led approach,
with

disciplined

growth

in

the

capital-light

advisory

and

execution

businesses,

while

accelerating

our

digital
transformation. In Global Banking, we position ourselves as trusted advisors via our client coverage and ability to provide access to the wider suite of UBS

’s capabilities.
Organizational changes
In

January

2022,

Global

Research

and

the

Strategic

Insights

teams,

formerly

part

of

Evidence

Lab

Innovations,

were
integrated into

the Investment

Bank,

as Investment

Bank Research.

With this new

setup,

we intend

to better

align our
research

coverage

with

the

needs

of

our

clients,

while

continuing

to

provide

research

and

analytical

services

across
the firm.
In April

2022, we created

Global Family

& Institutional Wealth

(GFIW), a cross-divisional offering that

leverages capabilities
from the Investment

Bank and

client coverage from

Global Wealth

Management to

address the

execution, investment,
risk management, financing and

banking needs of family offices and

their corporate entities, as well as entrepreneurs

.
How we do business
Our business division consists of two areas: Global

Banking and Global Markets, which are supported

by Investment Bank
Research. Our global coverage model utilizes our international industry expertise and product capabilities to meet clients’
emerging needs.
Our Global Banking business advises clients on strategic

business opportunities, such as mergers, acquisitions and related strategic matters, and helps

them raise capital, both on public and

private markets, to fund

their activities.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   26
Our

Global

Markets

business

enables

clients

to

buy,

sell

and

finance

securities

on

capital

markets

worldwide,

and

to
manage their risks and liquidity.

We distribute, trade,

finance and clear cash equit

ies and equity-linked products,

as well
as

structuring,

originating

and

distributing

new

equity

and

equity-linked

issues.

From

origination

and

distribution

to
managing

risk and

providing

liquidity in

foreign

exchange,

rates, credit

and

precious metals,

we help

clients to

realize
their financial

goals. We

provide

flexible, innovative

and bespoke

access to

solutions,

from market

and insight

tools to
trading strategies and execution.
Our Investment

Bank

Research

business

continues

to publish

research based

on

primary data

to

concentrate

on

data-
driven outcomes and offers clients differentiated content about major financial markets and securities around

the globe,
with analysts based in 22 countries and with

coverage of more than 3,000 stocks in 49 different countries. The Strategic
Insights team provides timely and relevant information and insights to help clients quickly make decisions regarding their
most important questions.
We seek to develop new

products and solutions

consistent with our capital

-efficient business

model, typically related to
new technologies or changing

market standards.
›

Refer to “Clients” in

the “How we create

value for our

stakeholders” section

and to “Our focus

on technology”

in the “Our
strategy” section

of this report for

more information about

innovation

and digitalization
The

Investment Bank

is

focused

on

meeting

clients’

needs,

including

those

with respect

to

environmental,

social

and
governance

(ESG)

considerations

and

sustainable

finance,

helping

to

reshape

business

models

and

investment
opportunities and to

develop sustainable finance products and

solutions.

In Global

Markets, we

develop

products and

solutions designed

to meet

clients’ specific

and

increasingly detailed

ESG
objectives, such as thematic portfolio and investment

solutions. We have also developed products related to

carbon, such
as emissions

futures, and

we joined
Carbonplace
as a

founding

member.
Carbonplace

is a platform

that seeks

to build
infrastructure to scale voluntary carbon

markets, with the aim of enabling firms such as UBS

to offer clients the ability to
buy, sell, hold and

retire voluntary carbon credits.
Following the formation of the Global ESG Advisory team within Global Banking in 2021, in 2022, we provided strategic advisory and

capital-raising

services

by

specifically

recognizing

the

structural

shift

in

investor

preferences

toward

ESG
investment opportunities. To do so, we

built our capabilities

to assess a firm’s

sustainability profile and to link

such profiles
to ESG investor

demand. During

2022,

we facilitated USD

48bn

of green,

social, sustainability and

sustainability-linked
(GSSS) bonds

financing through

77

bond deals for

our clients, including

corporate clients, financial firms

and sovereign
issuers. UBS

has a

market-leading share

of the Swiss

franc GSSS bond

market (Bloomberg,

2022), supporting

domestic
issuers and bringing

international names to the Swiss

market.
Our

independent

ESG

research

team

collaborates

with

UBS

sector

analysts

and
UBS

Evidence

Lab

primary

research
experts. The

ESG research

team works

to identify

touchpoints

between

markets, society

and

the environment,

and

to
respond to ESG issues as they move onto investors’ agenda. By

December 2022, the ESG team had published more than
90
ESG Sector Radar

reports, which assessed the

impact of ESG factors at the sector

level (up from about 30

in 2021).
In 2022,

we launch

ed our
ESG Company

Radar

research reports

(more than

30

published

by December

2022),

which
assess the

impact of

ESG

factors at

company level

,

and

we have

seen a

very positive

client response

to those

reports.
Other

types

of

ESG

content

include

thematic

and

cross-sectoral

collaborations,
ESG

Keys

(which

covers

sustainable
investing topics),

and an increasing

number of regional

perspectives from our

expanded ESG

team, which works

out of
our offices in London,

New York,

the Hong Kong SAR, Tokyo

and Sydney.
As part of our efforts

to enhance governance and

oversight, the Sustainable

Investment Review Group

was launched in
June 2022

with the

responsibility for

reviewing ESG

products within

Global Markets.

The Investment

Bank

Sustainable
Finance Guidelines

were established

in 2022

to set out

minimum criteria

for ESG

products, which

are to be

applied to
new products.

In addition,

as part of

the Group’s

net-zero commitments, the

Investment Bank

has developed

emission
targets for 2030 for its lending

business.
›

Refer to the “Environment”

section of our Sustainability

Report 2022,

available under

“Annual reporting”

at
ubs.com/investors ,
for more information

about the Investment

Bank’s

targets for its lending

business
Our   di
gital

strategy

harnesses

technology

to

provide

access

to

a

wide

range

of

sources

of

global

liquidity

and
differentiated content.

The Investment

Bank strives to

be the

digital investment bank

of the future,

with innovation-led
businesses driving efficiencies and

solutions. We aim to develop new

products and solutions

consistent with our capital-
efficient business model, which

are most often related to new technologies

or changing market standards.
In

2021,

we

announced

the

creation

of

a

single
Digital

Platforms

business

area

within

the

Investment Bank,

utilizing
digital competencies to benefit all products and maximizing

the return on our technology spend in close partnership with our

Chief Digital

and Information

Office.
Digital Platforms

combines product

expertise with

deep technical

know-how,
aiming

to

reduce

the

number

of

systems

and

increase

automation,

maximizing

client

impact,

revenue

and

digital
adoption.
Digital Platforms

was an

early adopter

of
Agile@UBS
, an

evolution of

the historically

close collaboration

with
our Chief

Digital and

Information Office,

creating long

-lived teams

that learn

and continuously

improve, which

in turn
attracts the best talent.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   27
Our ambition is to have

a simplified and

modern technology landscape

that is secure and

stable, where we re-use

more
of everything and where

the platforms work together to drive progress

toward our overall strategic imperatives.
›

Refer to “Clients” in

the “How we create

value for our stakeholders”

section and to

“Our focus on

technology”

in the “Our
strategy” section

of this report for

more information about

innovation

and digitalization
Joint efforts between

the Investment

Bank and

the other business

divisions (for

example, our work

with Global Wealth
Management on our new

GFIW offering) and,

externally, strategic partnerships

(for example, UBS BB

jointly with Banco
do Brasil, focused on Latin America) continue to be key strategic priorities. Partnership with Global Wealth Management
and Asset Management enables us to provide clients with broad access to financing, global capital markets and portfolio solutions.

We

expect

these

initiatives

to

continue

to

lead

to

growth

by

delivering

global

products

to

each

region,
leveraging our global connectivity across

borders and sharing and

strengthening our best client relationships.
›

Refer to “Delivering

one ecosystem”

in this section

for examples

of the joint efforts

of the business

divisions
Our operations and our competitors
Our two business areas, Global Banking and Global

Markets, are organized globally by

product. Our business is regionally
diversified, with a presence in more

than 30 countries. We cover

the main investment banking markets globally, and have
major financial hubs across four

regions: the Americas; Asia Pacific; EMEA; and

Switzerland.

Our global

reach gives attractive

options for

growth. In

the Americas, the

largest investment

banking fee

pool globally,
we

continue

to

focus

on

increasing

market share

in

our

core

Global

Banking

and Global

Markets businesses.

In

Asia
Pacific, opportunities

arise mainly

from

expected

market

internationalization

and

growth

in

China,

where

we

plan

to
grow

by

strengthening

our presence,

both

onshore

and offshore.

In

EMEA,

we plan

to

leverage our

strong

base

and
brand recognition even further.
Competing firms operate in many

of our markets, but our

strategy differentiates us,

with our focus on

leadership in the
areas where we have chosen to compete and a business model that leverages talent and technology rather than balance sheet. Our

main competitors

are the

major global

investment banks

(e.g., Morgan

Stanley, Credit

Suisse and

Goldman
Sachs)

and

corporate

investment

banks

(e.g.,

Bank

of

America,

Barclays,

Citigroup,

BNP

Paribas,

Deutsche

Bank

and
JPMorgan Chase). We also

compete with boutique investment banks

and fintech firms in certain regions

and products.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Our   businesses   28
Group Functions
Group Functions provides services to

the Group, focusing on

effectiveness, risk mitigation and

efficiency. Group Functions
also includes the Non

-core and Legacy Portfolio unit.
How we are organized
Group Functions
Group Functions is made up of

the following major areas: Group Services

(which consists of Chief Digital and Information
Office, Communications

& Branding,

Compliance,

Finance, Group

Sustainability and

Impact,

Human Resources,

Group
Legal, Regulatory & Governance,

and Risk Control),

Group Treasury

and Non-core and

Legacy Portfolio.

In recent

years, we

have aligned

support functions

and business

divisions.

The vast majority

of such

functions are

fully
aligned or shared among the business divisions, where they

have full management responsibility. By keeping the activities of

the

businesses

and

support

functions

close,

we

improve

efficiency

and

create

a

working

environment

built

on
accountability and collaboration.

Certain

activities

are

retained

centrally,

where

not

directly

related

to

the

businesses,

such

as:

Non-core

and

Legacy
Portfolio; a small

residual

set of activities

in Group

Treasury; and

certain other

costs that

are mainly

related to

deferred
tax assets and costs relating to our

legal entity transformation program.

Group Treasury
Group

Treasury

manages

balance

sheet

structural

risk

(e.g.,

interest

rate,

structural

foreign

exchange

and

collateral
risks)

as

well

as

the

risks

associated

with

our

liquidity,

capital

and

funding

portfolios.

Group

Treasury

serves

all

four
business divisions

,

and its

risk management

is integrated

into the

Group

risk governance

framework.

Non-core and Legacy Portfolio
Non-core and Legacy Portfolio consists of residual trades from businesses exited by the Investment Bank,

mainly in 2012.
Positions

are

typically

left

to

run

to

contractual

maturity,

although

trades

are

terminated

early

where

such

action

is
economically prudent,

and the portfolio continues to be actively hedged. The

portfolio also includes positions relating to
legal matters arising from businesses

transferred

to it at the time of its formation.
›

Refer to “Note 17

Provisions and contingent

liabilities” in

the “Consolidated financial

statements”

section of this report

for more
information about litigation,

regulatory and similar

matters

Our environment
Market climate
Global economic developments in 2022
1

2022 was

a challenging

year for the global

economy and

most markets. After rebounding

in 2021 from

the COVID-19
pandemic,

economic

momentum

slowed

in

2022.

The

Russia–Ukraine

war

contributed

to

higher

commodity

prices,
adding

to rising

inflation, which

reached

multi-decade

highs

in most

major economies.

This led

to the

fastest pace

of
monetary tightening by many leading

central banks since the 1980s.

Against this backdrop, global GDP growth decelerated to 3.3%

in 2022, from 6.5% in 2021, with

headwinds continuing
to mount

in 2023. US

GDP growth

slowed to 2.1

%

in 2022,

from 5.9% in

2021, as the Federal

Reserve raised interest
rates.

Reduced

energy

supplies

from

Russia

and

tighter

monetary

policy

from

the

European

Central

Bank

added

to
headwinds for the Eurozone

economy, where growth was down to 3.5%

in 2022,

from 5.3% in 2021. Weakness in the
Eurozone contributed to a slowdown in Switzerland. Swiss

GDP growth was down to 2.0% in 2022, from 4.2% in

2021.
UK GDP

grew

by 4.0%

in 2022,

down from

7.6%

in 2021,

with momentum

undermined by

higher

inflation, interest
rate increases by the Bank of

England (the BoE) and weaker global

demand.
China’s economy grew by 3.0%

in 2022,

down from 8.4% in 2021, reflecting an economic drag from the government’s zero-COVID policy,

along with a downturn

in the nation’s real

estate sector. Other

leading Asian

economies slowed less
markedly, with GDP

growth in

India of

7.0%

in 2022,

down from

8.7% in

2021. South Korea’s

GDP grew

by 2.6% in
2022,

down from 4.1%

in 2021.

Annual Report 2022 |
Our   strategy,   busi ness   model   and   environment   |   Our   environment   29
Inflation

remained

elevated

in

2022.

Exceptionally

strong

demand

for

goods

emerged

as

economies

reopened,
overwhelming supply,

and creating

inflation. Just

as this pressure

faded, the

Russia–Ukraine

war led

to a rise

in energy
and

food prices,

further boosting

inflation. High

inflation affected

many major

economies,

averaging 8.5%

globally

in
2022.

US

inflation

reached

a

high

in

June

2022

of

9.1%

year

on

year,

having

risen

at

the

fastest

pace

since

1982.
However, inflation remained relatively muted in China,

at 3%, and Japan, at 1.1%, with neither country experiencing an exceptional

post-pandemic

surge

in demand.

Inflation in

Switzerland was

also more

muted, at

2% for

2022, due

to a
less-pronounced profit margin expansion

than elsewhere.

Equity and

bond

markets fell

in tandem

in 2022,

impacted by

the combination

of high

inflation, monetary

tightening
and slowing growth. In 2022, the MSCI USA index fell by 19.8% and the MSCI Eurozone,

the MSCI Switzerland and the
MSCI China indices

fell by

12.5%, by 17.1% and

by 20.7%

respectively (in

local currency

terms).

However, more defensive
markets outperformed, such

as the

MSCI UK index,

which increased by

7.1%. Globally, value

stocks proved more

resilient,
with the MSCI World Value index

down 6.5%, compared

with a 29.2% decrease in the MSCI World Growth

index.

Bond markets also experienced negative returns, amid headwinds from higher inflation and central bank tightening. The
Bloomberg

Global Aggregate

Bond

index decreased

by 16.2

%

in 2022.

The yield

on 10

-year US

Treasuries ended

the
year at

3.9%,

up

from 1.5%

at the

end of

2021.

The yield

on

the 10-year

Swiss government

bonds

increased from

–
0.2%

at the start of

2022 to 1.6%

by year-end,

and the yield

on 10-year German

Bunds

increased to 2.6%,

up from

–
0.2% at the end of 2021.
Economic and market outlook for

2023
We expect 2023 to be a

year of inflections,

as investors try to

identify turning points for inflation,

interest rates, economic
growth and financial markets against

a complex geopolitical backdrop.
We expect

inflation

to be

lower at

the end

of 2023

than it

was at

the end

of 2022,

as tighter

monetary policy

slows
demand and

squeezes profit margins.

In addition,

a repeat of

the 2022

commodity price surge

is, in our

view,

unlikely.
Although future economic

data will

be key, and

recent data suggests

the decline in

inflation has been

slower than forecast
in some economies, we expect the Federal Reserve, the European

Central Bank,

the Swiss National Bank, and the BoE to
conduct the final interest rate increases

of this cycle in 2023

.
We expect the impact of higher

interest rates to

weigh on

economic growth and earnings.

Economic growth should

hit
bottom

later in

the

year,

if,

as

we

expect,

financial

conditions

start to

ease.

For

2023

as

a

whole,

we

expect the

US
economy to

grow

by 0.8

%, with

the Eurozone

expanding

0.8%

and Switzerland

0.4%.

We forecast

a contraction

of
0.4%

in UK

GDP,

with inflation still

high,

given the

prospect of tighter fiscal

and monetary policy. The

relaxation of China’s
COVID-19 restrictions

means a

rebound

of the

Chinese

economy is

likely over

the course

of 2023.

We expect China’s
GDP to expand 4.9%

in 2023.

Geopolitical events look

likely to remain

a concern for

investors. The Russia–Ukraine war poses

energy and security

threats
to Europe

and fosters the

risk of a

broader war.

US–China tensions

are unlikely to recede,

given Beijing’s

focus on

self-
sufficiency, the Biden

administration’s moves

to restrict

trade on

security grounds,

and the potential

for further discord
over Taiwan. In addition, we

are cognizant of an elevated risk of political tensions within and across countries,

as well as
their impact on society and financial markets.

1
Comparative figures as of 28 February

2023.

Industry trends
Although our industry has been heavily affected by various regulatory developments over the past decade,

technological
transformation

and

changing

client

expectations

are

further

emerging

as

key

drivers

of

change

today,

increasingly
affecting

the

competitive

landscape,

as

well

as

our

products,

service

models

and

operations.

In

parallel,

our

industry
continues to be materially driven by changes

in financial markets

and macroeconomic and

geopolitical conditions.
Digitalization
While the technological

maturity of

the financial

services sector

increased greatly

throughout

the COVID-19

pandemic,
digitalization in

our

industry is

still developing

at a

rapid pace.

The world

is faster,

more digital

and

more data

-driven
than

ever before,

with

clients increasingly

demanding

even

more

seamless,

personalized

digital

products

and

services
tailored to their needs. Following

the COVID-19 pandemic, regional and demographic differences

in the acceptance and
use of digital technologies are

narrowing, thus continuing

a high rate of digital adoption across all client segments. As

a
result, we see a gradual shift

from digitalizing and automating existing processes to digital-as-default solutions, while still allowing for human interaction,

a component that continues

to be an important competitive advantage.

Annual Report 2022 |
Our   strategy,   busi ness   model   and   environment   |   Our   environment   30
Digital communication,

with clients and employees

alike, has established new remote

ways of working, enabling financial
services providers

to attract

an even

wider array

of talent

than before.

The digitalization

of the financial

services sector
has led

to a structural shift

in the

workforce: more

and better engineers

are required

to keep

banks at the

forefront of
technology,

thus putting

them into direct

competition

with technology

companies beyond

the borders

of the financial
sector.
Continuous

investment in

technology

is

driving

automation

and

simplification

of

labor-intensive

processes,

improving
banks’ operational efficiency and freeing up resources to focus on client needs. Decision-making is becoming increasingly
data-driven, with advanced analytics and artificial

intelligence (AI) enabling banks to address client needs in an even more
targeted manner.

In a

consistently connected,

open,

and

location-independent

financial services

ecosystem,

the focus
lies on adopting open-source technology,

including cloud-native and modular

architecture,

to drive innovation and open
exchange.

An open-finance environment combined

with a shift in business models from in

-person to digital channels bears the risk
of increased

digital vulnerability.

Clients and

other stakeholders

are demanding

ethical and

responsible

data gathering,
storage

and

usage,

making

the

protection

of

the

firm’s

data

a

continued

priority

and

focus.

We

also

place

great
importance on managing the risk of cyberattacks.
Decentralized finance applications, including

digital cash solutions, are gradually being adopted

by the banking industry.
Nascent

technologies,

such

as distributed

ledger

technology,

are

expected

to

mature

over

the

coming

years and

may
reshape

our

industry.

They

provide

opportunities

to

overcome

friction

within

the

existing

financial

system,

increase
banking

efficiency,

broaden

access

to

underserved

communities

and

make

previously

unviable

products

or

services
available

to

the

financial

services

sector.

They

also

further

enable

early-stage

concepts,

such

as

Web

3.0

and

the
metaverse, which could lead to an

enhanced digital user experience.

Sustainability
The evolution

of corporate

business

models, the

growth in

investors factoring

the transition

to a low

-carbon economy
and

other sustainability

themes into

investment risk-and

-return expectations,

the ongoing

shifts in

societal values,

and
greater regulation are

all increasing client demand

for sustainable investing strategies.
In 2022, due

to the challenging

environment for investments, global

open-ended fund

and exchange-traded fund

(ETF)
total net assets

decreased

by 19%.
1

Despite this downturn,

the industry

overall saw

continued inflows

into sustainable
investing products, while funds and ETFs that were not specifically categorized as sustainable faced outflows throughout most of 2022.
1

Our view is

that the long-term growth trajectory for sustainable funds and ETFs plays to UBS’s strengths, as we

have been
at the forefront of sustainable finance for

over two decades, making us well placed to build on our offering and continue
to develop the innovative products

and solutions our institutional and

private clients need.
›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about
sustainability matters
Client expectations

As technology progresses, clients more rapidly redefine the

way they live, work and interact with others. This is

reshaping
clients’ expectations

toward financial

services firms,

as their

reference points

are increasingly

influenced by

experiences
with companies

outside our

sector, where

technology-supported

and data-driven

solutions are

progressively enabling

a
more personalized, relevant, on-time and seamless

client experience. These

services often focus on

convenience, flexibility
and personalization, and

drive toward

holistically addressing clients’

needs and facilitating community

building. Therefore,
our franchise needs to evolve,

as clients measure us against

new standards. While the global pandemic further

sharpened
our

industry’s

focus

on

digital-led

solutions,

recent

geopolitical,

macroeconomic

and

societal

shifts

have

highlighted
values such as security,

stability and a credible plan toward a

sustainable future. Additionally, many clients not

only expect
net-zero

commitments

from

their

financial

services

provider

of

choice,

but

they

are

also

increasingly

demanding
investment, financing and advisory products

and services that fit their own sustainability preferences

and ambitions.
Consolidation
Many regions and

businesses in the

financial services sector are still highly fragmented. We

expect further consolidation,
with the key drivers being ongoing margin pressure, a push for cost efficiencies and increasing scale advantages resulting from

fixed technology costs

and regulatory

requirements. Many players

in financial

services continue

to seek

increasing
exposure and

access to

regions with

attractive growth profiles, such

as Asia

and other emerging

markets, through local
acquisitions or

partnerships, as well as

acquiring new capabilities

addressing changes

in market dynamics

and overall client
demands. The

increased focus

on

core capabilities

and

geographical footprint, as

well

as

the ongoing

simplification of
business models to reduce operational and compliance risks, is likely to drive further disposals of non-core businesses and
assets. While

banks

already face

increasing challenges

from digitalization needs

and intensified

competition, tightening
macroeconomic conditions across major economies

may create further

pressure if a

recessionary environment cannot be
avoided.

Annual Report 2022 |
Our   strategy,   busi ness   model   and   environment   |   Our   environment   31
New competitors
Our competitive

environment is

evolving.

In addition

to traditional

competitors in

the

asset-gathering

businesses,

new
entrants are

targeting selected

parts of

the value

chain. However,

we have

not yet

seen a

fundamental u

nbundling

of
the value chain

and client

relationships,

which might

ultimately result

in the further

disintermediation of

banks by

new
competitors. Over the long term, we believe large platform companies entering the financial services sector could pose a
larger competitive

threat,

given

their strong

client franchises

and

access to

client

data,

if they

decide

to

broaden

the
scope

of

their

services.

While

fintech

firms

have

gained

greater

momentum

during

the

COVID-19

pandemic,

recent
macroeconomic developments have slowed

down the trend, as

funding appetite and

valuations have trended downward.
Although

we

expect

our

industry

to

recover

in

the

near

term,

we

do

not

expect

a

material

disruption

of

our

asset-
gathering businesses.

The trend

for forging

partnerships between

new entrants and

incumbent banks

is continuing,

as
technology and innovation

help banks overcome new challenges.
Regulation
In 2022, regulators further progressed in their policy developments with a focus on regulations around digital innovation and sustainable finance along

with finalizing and implementing the remaining

Basel III requirements.

Regulators

increased their focus

on AI, data and,

particularly, digital assets,

as a result of

market turbulence. In the

area
of digital

assets,

the attention

by regulators

was on

stablecoins,

crypto assets

and

the prudential

treatment of

banks’
exposures to

digital assets, with

recent efforts

by supranational

standard

setters aiming

to coordinate

relevant national
regulations. Central

banks also

continued to

work on

central bank

digital currencies,

which aim

to provide

new digital
payment instruments that would be

a direct liability of the central bank.
Sustainable

finance

and

climate-related

risks

continued

to

be

a

key

focus

of

policymakers

in

2022,

where

we

noted
significant

activity,

particularly

in

the

areas

of

disclosures

regarding

the

impact

of

climate-related

risks

and

corporate
sustainability actions, classification

or taxonomies of sustainability

-related efforts and

activities, and risk management of
climate-related

financial

risks.

The

multitude

of

developments

at

the

jurisdictional

level

has

the

potential

to

create

a
fragmented

policy

landscape.

These

developments

add

to

the

rapidly

evolving

societal

expectations

toward

financial
institutions.
The

national

implementation

of

the

remaining

Basel

III

elements

continues

to

be another

important

focus

area.

The
authorities in Switzerland and

the UK launched consultations on

their approaches in 2022

and Switzerland changed the
expected date on which the final Basel

III guidelines are to enter into

force, from 1 July

2024 to 1

January 2025.

The EU
authorities continued with

the parliamentary debates.

We expect the

US authorities also to

start their consultation

process
in the first

half of

2023.

Although the

timing of

the implementation

seems broadly

aligned across

Switzerland,

the EU
and the UK at this stage, we

still see a significant risk of divergence regarding

the content of the provisions.
In addition, regulatory authorities continued to refine existing regulations, including the finalization of the Swiss too-big-
to-fail framework

and

revision

of the

EU anti-money

laundering

framework, as

well

as efforts

to enhance

operational
resilience. Following Brexit,

the UK started a holistic review

of its regulatory

framework for financial services,

while both
the

EU

and

the

UK

are

updating

their

wholesale

markets

and

investor

protection

rules.

Furthermore,

the

focus

of
regulatory

authorities

is

also

increasingly

moving

toward

corporate

responsibility,

diversity

and

inclusion
. Finally,
digitalization and shifts in the

macroeconomic and interest rate environment increased the focus on operational resilience
and
financial

stability

risks
,
including

the

assessment

of

existing

policy

gaps

relating

to

the

non
- bank financial
intermediation sector.
Many

of

these

developments

are

taking

place

in

an

environment

characterized

by

significant

political

uncertainties,
including increasing

geopolitical tensions and

the Russia–Ukraine war

which resulted in

the adoption of

unprecedented
sanctions packages introduced

by various jurisdictions against

Russia and Belarus.

This led to significant

implementation
efforts that

were

closely coordinated

between

authorities

to ensure

consistency in

interpretation

and

implementation.
Political uncertainties and geopolitical tensions are posing additional challenges to the provision

of cross-border financial
services.
We believe the continued adaptations made to our business model and our proactive management of regulatory change put us in a strong position

to absorb upcoming changes to the regulatory

environment.
›

Refer to the “Regulatory

and legal developments”

and “Capital,

liquidity and funding,

and balance sheet”

sections of this

report
for more information

Wealth creation
2

2022 began with the global high net worth individual

population and financial wealth both at record highs, with surging financial markets

and recovering economies enabling the

global high net

worth individual population and

financial wealth
to increase 7.8% and

8.0%, respectively,

in 2021.
Since then, falling equity and bond markets, slowing economic growth,

and US dollar strength, mean that global wealth
growth

in

2022

was

likely substantially

lower,

or

negative,

although

we

continue

to see

the

longer-term outlook

for
wealth creation and financial asset appreciation

as positive.

Annual Report 2022 |
Our   strategy,   busi ness   model   and   environment   |   Our   environment   32
As of the end of 2021,

46% of global financial wealth was concentrated

in North America, followed by

Asia (26%) and
Europe (21%).
3

By

segment,

approximately

one-third

of

global

high

net

worth

individual

wealth

is

held

by

individuals

with

wealth

in
excess of USD 30m, 23% by individuals with wealth

ranging from USD 5m to USD 30m and the remaining 43% is

within
the wealth segment between USD

1m and USD 5m.
Wealth is being created at a faster rate for certain key client groups, including female clients and entrepreneurs. We also
see significant wealth transition to

the next generation over the coming

decade.
Wealth transfer
Demographic and socioeconomic developments

continue to generate shifts in wealth.

Over the next few decades, more
than USD

30trn of

wealth will

be pass

ed between

generations.

The majority

will move

from the

silent generation

and
older baby

boomers to younger

baby boomers and

Gen X (jointly encompassing

individuals currently between

the ages
of 42 and 65).
2

As a group, these “next gens” are likely to have a longer investment horizon, a greater appetite for risk, often combined with a desire to use wealth to

create a positive societal impact alongside investment returns. Meanwhile, as shown in the
Wealth-X

report “World Ultra Wealth

Report 2022,” the proportion

of ultra-wealthy
4

women is

gradually rising, reflecting
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
Investing in an inflationary

world
As a result of the

major macroeconomic shocks

in 2022, investors are

facing a very

different landscape

to the one seen
over the past decade, with

significant market volatility, higher interest rates and inflation levels not seen for a generation.
This environment has created opportunities

in the bond market, and investors are once

again being rewarded

for taking
risks

in fixed income. Investors also

continue to diversify

into illiquid alternatives (including private equity, property, hedge funds and

infrastructure)

that can

deliver compelling

longer-term risk-adjusted

returns,

while also

looking for

low-cost,
efficient passive strategies

across liquid

markets. The breadth

of our

investment expertise and

capabilities enables

us to
find the right solutions for clients across

asset classes and regions.

1
Morningstar Direct, as of or for the year ended 31 December 2022. Encom passes worldwide open-ended funds

and exchange-traded funds, excluding

money market funds. Sustainable

funds are identified on the basis
of Morningstar’s

Sustainable-Investment framework

.

© Morningstar 2023

.

All rights reserved.

The information

contained herein:

(1) is proprietary

to Morningstar and

/ or its content

providers; (2) may

not be copied,
adapted or distributed; (3) is

not warranted to

be accurate, complete

or timely; and (4)

does not constitute advice

of any kind, whether investment,

tax, legal or otherwise.

User is solely responsible

for ensuring that

it
complies with all laws,

regulations and restrictions

applicable to it.

Neither Morningstar

nor its content

providers are resp

onsible for any damages

or losses arising from

any use of this

information, except

where such
damages or losses cannot

be limited or excluded by law in

your jurisdiction. Past

performance is no guarantee

of future resul

ts.
2
All the figures are

from the

Capgemini World

Wealth Report

2022 unless

otherwise stated

and refer

to the 2021

financial year.

The Capgemini

World Wealth

Report

2022 segments

wealth as follows:

those with
wealth of greater than USD

30m are classified as

ultra high net worth individuals

;

USD 1m

to USD 30m for high net

worth individuals.
3
Based on BCG Global Wealth Report

2022,

which refers to the 2021

financial year.

Wealth concentration

is based on financial assets

by regions and excludes real

assets and liabilities.
4
World Ultra Wealth Report 2022,

Altrata. The report

defines those with wealth

of greater than USD 30m as

ultra high net worth

individuals (also referred

to as the “ultra wealthy”).

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   33
How we create value for our stakeholders
Stakeholder

group
Stakeholder needs:
what our stakeholders expect

from us
Value proposition:
how we create value for our
stakeholders
Key topics discussed:
what was important to our
stakeholders in 2022
Stakeholder engagement:
how we engage with our

stakeholders
Clients Advice on a broad range of products
and services from trusted advisors,
addressing increasingly complex
needs
A mix of personal interaction with our
advisors in combination with digital
and remote services (convenient,
seamless digital banking)
High-quality solutions and the highest
standards in terms of asset safety,
data and information security,
confidentiality, and privacy
A combination of global reach and
local capabilities targeting positive
investment outcomes
Competitively priced products and
services, risk management, and the
provision of liquidity
Delivering tailored advice and
customized solutions, using our
intellectual capital and digital
platforms
Developing new products, solutions
and strategic partnerships in response
to clients’ evolving needs
Providing access to global capital
markets and bespoke financing
solutions
Meeting increasing sustainable
investment and private markets
demand from clients
Implementing cross-divisional offering
with fully aligned front-to-back setup
Investing in times of uncertainty: high
inflation, market volatility,

rising
interest rates, slowing economic
growth and increasing geopolitical
tensions
Holistic goal-based financial planning
Sustainable finance and investing
opportunities
Data privacy and security
Products and services, including those
around digital banking

Personalized meetings
A blend of virtual and in-person client
events and conferences, including
information about key developments
and opportunities
Client satisfaction surveys
Increasing levels of digital interaction
with clients
Monitor client feedback and complaint
handling

Investors Disciplined execution of our strategy
leading to attractive capital returns
through dividends and share
repurchases
Comprehensive and clear disclosures
on quantitative and qualitative data
necessary to make informed
investment decisions
Recognizing and proactively
addressing strategic opportunities
and challenges
Executing our strategy with discipline
and agility as the external
environment evolves, while aiming to
deliver cost- and capital-efficient
growth
Providing relevant, transparent, timely
and reliable public disclosures
Strategic plans and targets, and
execution against them
Structural growth

in and return
potential of our businesses
Cost efficiency and ability to generate
positive operating leverage
Ability to protect or grow profits in a
higher-inflation and rising-interest-
rate environment
Incorporation of environmental, social
and governance (ESG) factors into the
business model, compensation and
risk management
Financial reports, investor and analyst
conference calls, and webcasts,

as
well as media updates about our
performance or other disclosures
General meetings of shareholders
Investor and analyst meetings
Digital interactions

with investors as

a
result of COVID-19

pandemic
restrictions and

hybrid-working

patterns
in the industry,

with limited impact

on
pre-pandemic meeting

schedules and
participation, given

reliable virtual
solutions; the 2022

Annual General
Meeting was held virtually
Employees A world-class employer with the
expertise and breadth of opportunity
to empower successful careers
A collaborative, engaging, inclusive
and supportive workplace culture
An environment that provides a sense
of belonging and opportunities to
positively impact colleagues, clients,
shareholders and society

Engaging work and career growth
opportunities, including future-
capabilities development, and
rewards for performance and impact
Hiring talented, diverse employees
and investing in development, now
and for the future

Fair, effective

people management
and compensation policies and
practices

Further strengthening our workplace
culture to live up to our purpose,

and
providing a framework for employees
to develop their careers
Hybrid-

and flexible-working
arrangements, along with

holistic
support to empower employees and
foster resilience
Comprehensive data

analytics that
enable leaders to

make better and
faster decisions

to meet business

needs
Living up to our purpose and culture,
enabled by our three keys

to success
Fair and equitable pay practices
Focusing on impact and outcome

in
our performance management
processes
Hybrid-, flexible-

and home-working
arrangements
Building a diverse, equitable and
inclusive workplace
Fostering internal mobility and
providing long-term career prospects
Accelerating new ways of working,
particularly through Agile@UBS
Regular CEO and senior leadership
communications and events, along
with divisional, regional and
functional sessions with employees
Group-wide targeted surveys and
other employee engagement activities
Group Franchise Awards

and the
Kudos peer-to-peer

recognition
program
Health and well-being events and
offerings, employee networks and
volunteering opportunities, and
hybrid-

and flexible-working
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
United Nations Sustainable
Development Goals
Sustainable finance
Our climate strategy
Our client and corporate

philanthropy
efforts
Furthering the economic and social
inclusion of those we support
Grant making and volunteering
through strategic community partners
Participation in forums and round
tables, as well as industry-, sector-
and topic-specific debates
Dialogues with regulators and
governments;

interaction with NGOs
Launch of our Ukraine and Pakistan
Relief Funds
Support for COVID

-19-related aid
projects across our communities

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   34
Clients
Our clients are the heart of our business.

We are committed to building and sustaining long

-term relationships based on
mutual

respect,

trust

and

integrity.

Understanding

our

clients’ needs

and

expectations

enables

us

to

best

serve their
interests

and

to create

value

for them,

underpinned

by our

client promise

that we

aim to

differentiate

our service

by
delivering a client experience that is personalized,

relevant, on-time and

seamless.
Our clients and what matters

most to them
There is no typical UBS

client, but each of our clients expects

outstanding advice and

service, a range of choices, and

an
excellent client experience.
Global Wealth Management

focuses on serving the

unique and sophisticated

needs of

wealthy families and

individuals.
We give them

access to

outstanding

advice, global

service and

investment opportunities,

delivered by

experts they

can
trust and

based

on

the

expertise and

insights

of

our

Chief

Investment

Office

(the

CIO).

Using

a

holistic,

goals-based
approach to

financial planning,

we deliver a

personalized

wealth management

experience, working

closely with

clients
to help

them realize

their ambitions,

and

we make

our wealth

coverage

more client-centric,

digital and

effective.

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
their goals.

Through

extensive research

into clients’

preferences

and

goals,

and

broader analysis

of

investor sentiment
globally, we constantly

evolve our offerings to

meet the

shifting priorities of today’s

wealthy clients. This includes

investing
in digital capabilities and

developing products

to help clients fund

their lifestyles and manage

their cash

flow, as well as
offering guidance

on how they

can create a

lasting and

positive impact for

their communities and

the causes they

care
about most. We

are the leading

global wealth manager for

clients interested in

sustainable investing,
1

with a commitment
to developing solutions

that enable them to align their financial goals with

their personal

values.

›

Refer to “Global

Wealth Management”

in the “Our businesses”

section of this

report for more information

about sustainable
investment offerings
Personal & Corporate Banking serves a total of approximately 2.6 million retail clients
2

and more than 100,000 corporate
clients,
3

companies

ranging

from start-ups

to multi-nationals,

including

specialized entities,

such as

pension funds

and
insurers, real estate companies,

commodity traders and

banks. Our clients include more

than 30% of Swiss households,
more

than

90%

of

the

250

largest

Swiss

corporations

and

more

than

50%

of

midsize

to

large

pension

funds

in
Switzerland.

They look

for financial

advice based

on

their needs

at each

stage of

their individual

or corporate

journey.
We aim to

deliver outstanding

advice to all via

a multi-channel approach.

Clients have access to

digital banking,

a wide
network of

branches and remote

advice. These channels

are designed to

deliver a quality and

convenient client experience
with 24/7

availability, security and

value for money,

resulting in high

levels of client satisfaction.

Clients are also

offered
a broad

range of

products and

services in

all relevant

areas: basic

banking,

investing, financing

(including mortgages),
retirement

planning,

cash

management,

trade

and

export

finance,

global

custody,

and

company

succession,

among
others.

In Asset

Management, we manage

relationships with institutional clients (including sovereign institutions, central banks,
pension funds

and insurers),

wholesale intermediaries and

Global Wealth Management and

its clients. By

building long-
term, personalized relationships with our clients and partners, underpinned by disciplined execution,

we aim to achieve a
deep understanding of their needs and to earn their

trust. We combine our global scale with

the independent thinking of
our distinct investment

teams to utilize innovative

ideas, drawing on the breadth

and depth of our investment

capabilities,
across traditional

and alternative, active

and indexed, to

deliver the solutions

that clients need.
The

Investment

Bank

provides

corporate,

institutional

and

wealth

management

clients

with

expert

advice,

financial
solutions, deal

execution and

access to

the world’s

capital markets.

Our business

model is

specifically built

around our
clients and

their

needs.

Corporate

clients

can

access

advisory

services,

debt

and

equity

capital

market

solutions,

and
bespoke

financing through

our Global

Banking business.

Our Global

Markets business

focuses on

helping institutional
clients engage with local markets around

the world, offering equities and equity-linked

products, and foreign exchange,
rates and credit products and

services. Our differentiated

content offering is underpinned

by Investment Bank Research.
The differentiated nature of our research provides access

to insight-ready data sets for thousands of companies, and aims to give clients an informational edge. In 2022, our experts

produced more than 40,000 research reports,

attracting seven
million reads.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   35
We know

the security

and

confidentiality of

our clients’

data is

of utmost

importance to

them, as

it is for

UBS. That

is
why

we

put

the

highest

priority

on

having

comprehensive

measures

in

place

that

are

seeking

to

ensure

client

data
confidentiality

and

integrity

are

maintained.

We

continually

assess

and

improve

our

control

environment

to

mitigate
emerging

cyber

threats

and

meet

expanding

legal

and

regulatory

expectations.

Investments

in

our

digital

platforms
preserve

and

improve

our

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

and innovation.
In Global Wealth Management, we develop

and deploy digital tools that

help deepen and

enhance the relationships we
have built

with our

clients,

a factor

that differentiates

UBS.

Clients expect

the convenience

and

speed that

technology
offers but, at the same time, they feel that a personal experience with advisors is more important than ever. Our advisors use digital

tools to

spend

more time

with

clients and

better evaluate

the full

scope

of their

financial lives.

Our

clients
appreciate digital

tools

that improve

their experience.

They

also want

multiple ways

in which

to

interact

conveniently
with their advisors.

Clients increasingly

embrace the use

of digital and

mobile tools. We continue

to introduce new

and
better tools to meet and exceed clients’ expectations

.

For example, our
UBS Manage Advanced [My Way]

solution offers
clients in selected markets

access to more

than 60 professionally

managed investment modules.

Clients can personalize
beyond what they

can normally

do in a

discretionary solution while continuing

to reap

the benefits

of continuous portfolio
monitoring and risk management. The app

is interactive; clients

can work with their

advisors to design their

own portfolio
based on individual preferences and priorities, easily

including elements such as sustainable investing modules or themes.
We intend

to further

extend

access and

upgrade

client convenience

and

experience

with
UBS

Manage

Advanced

[My
Way] .
In 2022,
UBS Circle

One

was launched in Asia Pacific. This digital

platform aims to bring to clients the

best of UBS’s
global ecosystem for investing, connecting them with experts, thought leaders and actionable ideas delivered by the CIO in an

engaging

and convenient way.

As a

trusted brand

offering premium

content, we

see opportunities

to deliver our
expertise to a

broader set

of clients, combining

digital experience with

human advice.

Progress continues

on our

multi-
year strategy

to serve

clients via

two platforms:

the
Wealth Management

Americas

Platform

in the

US and

the
Wealth
Management Platform
outside the US.
In

Personal

&

Corporate

Banking,

we

further

strengthened

our

leadership

position

as

the

leading

digital

bank

in
Switzerland by continuing to develop simple,

smart, secure and sustainable solutions for our clients. In 2022

,

an average
of 7

4%

of Personal

Banking

clients used

Digital Banking,

and

an average

of 56

%

logged

in via

Mobile Banking

.

This
demonstrates

that

our

clients are

engaging

more

frequently

with

us

through

our online

and

mobile

capabilities. Our
continued growth

in digital enrollment and engagement

led us to take

the next evolutionary step

,

the introduction of

a
dedicated digital assortment line:
UBS key4
. Within six months

of its launch

in May 2022, we

introduced a comprehensive
digital product

shelf.
UBS

key4

banking

offers new

Personal

Banking

clients 24/7

mobile account

opening

via secure,
biometric

self-identification

and

instant

credit

card

availability,

with

attractive

exchange

rates.

With
UBS

key4

smart
investing
,
UBS

key4 gold
,
UBS key4

pension 3a

and
UBS key4

FX
, our

Swiss clients

benefit from

new

seamless digital-
only investing, pension

and payment solutions. We have also delivered products

and personalized care for our corporate
clients,

whose

digital

adoption

has accelerated

further in

recent

years,

with

an

average

of

80%

of

such

clients using
Digital Banking

in 2022.

With
UBS key4

business
, small

and medium-sized

enterprises

that are

in the process

of being
formed

can

open

their

accounts

more

quickly

and

entirely

paperlessly,

and

access

comprehensive

solutions

beyond
banking

via our
UBS

key4 business

marketplace
. Complementing

our dedicated

digital offering,

we also

continued

to
further build out our hybrid touchpoints with clients,

such as
Remote Sales & Advice

for private clients and our
Corporate
Hybrid

Bank
.

In

addition,

to

give

clients

access

to

market-leading

solutions

beyond

banking,

we

have

expanded

our
network of

partnerships,

such as our

targeted long-term collaboration

with Baloise,

investing in homeowner

platforms,
such as
Houzy
and
Brixel
. Furthermore, we entered

into a strategic partnership with ETH

Zurich, a Swiss Federal Institute
of Technology,

to promote

innovation

and

entrepreneurship

in Switzerland.

We

have also

continuously

developed

our
sustainability offerings, such as
UBS Mortgage Energy
, which helps

clients with the

transition to more

sustainable heating,
and
UBS Loan

Energy
, thanks

to which

clients benefit

from attractive

interest rates

and comprehensive

advice for

their
low-energy investment properties.
In

Asset

Management,

we

are

accelerating

our

investment

in

digitalization.

We

have

extended

our

digital

client
relationship

management pilot

tools,

technologies

and

data capabilities

to enhance

the experience

of, and

service for,
our clients, to foster innovation and

to support alpha generation. For example, we are

developing a scalable platform to
enable

more

efficient

development

and

management

of

theme-based

investment

products

to

meet

growing

client
demand. To simplify and enhance

our client service, we are introducing

improvements in client and data analytics.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   36
The

Investment

Bank

strives

to

be

the

digital

investment

bank

of

the

future,

with

innovation-led

businesses

driving
efficiencies and solutions. In 2021, we announced the creation of a
Digital Platforms

business area within the Investment
Bank,

to work on

transformation through innovation,

experimentation and external partnerships. In Global Markets, our
Technology-Enhanced

Sales
(TES)

teams

work

in

close

partnership

with

our

Data

Intelligence,

Chief

Digital

and
Information Office and Client Coverage teams to embed

our data and technology capabilities across all client teams

and
enhance our client service.

TES enables clients

to choose where

and how we deliver

content and uses data

modeling to
personalize the content they receive.
UBS Neo
, our award-winnin

g

multi-channel platform and enterprise ecosystem

for
digital clients, lets

our professional and institutional clients

access a comprehensive suite

of products and services

covering
the

full

investment life

cycle.
Investment

Bank

DigiOps
,

our

Operations

team working

in collaboration

with

the

Chief
Digital and Information Office on digital

innovation projects, is enhancing the client experience

through a digital platform
that continues to make progress on simplifying Operations’

technology infrastructure, increasing

front-to-back efficiency
and enhancing

our decision-making and

relevance to

clients. By utilizing

distributed ledger

technology,

Global Markets
is transforming the business

models of products where the Investment Bank has

been strong historically. One example is

UBS

key4 gold
, our

global

physical gold

transaction

network of

retail investors,

gold

merchants, institutional

investors
and

vault providers

that

enables

clients

to

buy

and

sell

at

interbank

prices,

which

saw

growth

in

2022.

A

tokenized
representation

of underlying

physical gold

provides

fractional ownership

with low

-friction

transactional capability.

Our
vision is to accelerate the tokenization

of financial products traded

by UBS clients. In November 2022,

we launched and
issued

the

world’s

first

digital

bond

that

is

publicly

traded

and

settled

on

both

blockchain-based

and

traditional
exchanges.

Global

Banking

has

also prioritized

the

client experience.
Global

Banking

Strategic Development

Lab

uses
data science,

predictive analytics

and

quantitative models

to develop

solutions for

our businesses.
UBS-GUARD

applies
data science

and

predictive analytics

to Global

Banking

business users,

predicting the

risk of

companies becoming

the
targets of activists, identifying deal opportuniti

es and helping

navigate client pitches.

Engaging with our clients
Our clients’ needs and their preferred communication channels continually evolve. Our objective is to engage with clients
in

the

ways

most

convenient

for

them.

We

use

a

variety

of

channels

to

engage

with

clients,

including

regular

client
relationship and service meetings, as well as various

corporate roadshows and dedicated events. In the post-COVID “new normal,” we

observe an

increase

in client

interaction across

all channels,

and ha

ve changed

to a mix

of hybrid

and in-
person events.
Global Wealth Management interacted

with clients via various settings in 2022,

from personalized private briefings with
subject matter

experts to

segment-specific

virtual and

in-person events

and large

-scale initiatives.

We utilize

marketing
campaigns,

events,

advertising,

publications

and

digital-only

solutions

to help

drive

greater

awareness

of UBS

among
prospective clients and reinforce trust

-based relationships between

advisors and clients.
Personal

&

Corporate

Banking

holds

regular client

events

(leveraging

a

number

of

formats such

as

webcasts

and

in-
person,

virtual or hybrid

events), covering a wide range of topics.

In 2022, we increasingly engaged with clients via

online
channels, such as social media, online displays and search engines, and further decreased our use of traditional channels.
In Asset

Management,

we have

a consistent

program

of client

events and

engagement activities

throughout

the year.
These include our flagship

conferences, such as the annual
UBS Reserve Management Seminar
, and we held our

second
annual
Alternatives Conference

in 2022.

Alongside

this, our

teams continued

the high

level of

interaction with

clients
globally in 2022, facilitated by new digital tools, and our publication of macro insights and thought leadership to provide
timely insights

into rapidly

evolving

markets. We

also hosted

a broad

range of

hybrid events,

including

our investment
series,

to

help

our

clients better

understand

market challenges

and

opportunities,

and

we

continued

to

engage

with
clients through our social media and

online channels.
The Investment Bank hosted

more than 175

investor conferences and educational

seminars globally in

2022, covering a
broad range

of macro, sector,

regional and

regulatory topics.

Almost all

of those

conferences were

held virtually.

More
than 40,000

clients took

part in

such events

in 2022,

providing insight

and

access to

our own

opinion

leaders, policy
makers

and

leading

industry

experts.

We

leverage

our

intellectual

capital

and

relationships

and

use

our

execution
capabilities,

differentiated

research

content,

bespoke

solutions,

client franchise

model

and

global

platform to

expand
coverage across a broad set of clients.
UBS Neo Question Bank

is the largest global database of market-related questions
asked by

professional investors,

while
UBS Live

Desk
,
built within

the
UBS Neo

platform, provides

clients with

a stream
of

fast-paced

commentary

from

UBS

traders.

Our

clients’

needs

and

their

preferred

communication

channels

have
continued

to

evolve. Our

objective

is

to

engage

with

clients

in

the

manner

most

convenient

for

them.

Following

the
pandemic, we have observed an

increase in client interaction through

all channels, both digital and in-person

.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   37
How we measure client satisfaction
We use multiple techniques

to regularly assess our achievements

and the satisfaction

of our clients.
Global Wealth

Management

is increasingly

using

technology

and

analytics capabilities

to collect

and

respond

to client
feedback. Our

digital

client

feedback tool

lets clients

submit,

via mobile

and

the web,

input

about

overall satisfaction
with

advisors

and

UBS,

and

share

key topics

they

wish

to

discuss

with

their

advisors.

Advisors

and

their

teams have
seamless, real-time access

to client feedback,

enabling them

to be highly

responsive. The

tool is available in

the US and
Asia Pacific, as well as most EMEA countries. In 2022, our client satisfaction level and net promoter score (NPS) remained high.
Personal &

Corporate Banking

has conducted

annual surveys of

clients in Switzerland

since 2008,

consistently covering
all private and corporate client segments

annually since 2015.

Clients provide feedback on their satisfaction

with regard
to

various

topics

(e.g.,

UBS

overall,

branches,

client

advisors,

products

and

services)

and

indicate

further

product

or
advisory needs.

Survey responses

are distributed

to client advisors,

who follow

up with

each respondent

individually. In
2022,

our client

satisfaction levels

and

NPS remained

high, with

client satisfaction

regarding

mobile banking

at an

all-
time high.
The Quality

Feedback system in

Global Wealth Management and

Personal &

Corporate Banking provides a

comprehensive
and systematic

platform to

receive and

process client

feedback and

suggestions.

We receive

feedback in

various forms
and through

different client touchpo

ints. Client feedback,

including complaints

and suggestions,

is vitally important, as
it shows

direct and

unfiltered client

needs,

supports

the development

and

introduction

of new

products

and

services,
and, therefore, fosters the optimization of our offering in

a client-focused manner. By addressing client feedback, we aim to strengthen client relationships, improve client satisfaction and make tangible improvements to our services. By sharing their views,

clients contribute

to quality

improvements at

all levels.

We aim to

respond

to each individual

who provides
feedback. In

2022, key

topics and

enhancements centered

mostly around

services rendered

by our

hotlines

and in our
branches, cards,

and Digital Banking features.
In

Asset

Management,

we

have

an

integrated

process

to

record

and

manage

client

feedback

through

our

client
relationship management tool. We also conduct regular surveys, covering our wholesale and institutional clients globally, inviting them to

assess their satisfaction

with our

client service, products

and solutions, as

well as other

factors relevant
to

their

investments.

The

results

are

analyzed

to

identify

focus

areas

for

improvement,

and

our

client

relationship
managers follow up with respondents

to address specific feedback where required.
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

The Investment Bank also
closely monitors external surveys, which provide feedback across a range of investment banking services. We continue to make progress in simplifying

our technology infrastructure, focusing on increasing

front-to-back efficiency and enhancing
our decision-making

and relevance

to clients.

In the

second quarter

of 2022,

we extended

our Annual

Global Markets
Client

Survey

to

a

broader

population

looking

to

measure

client

satisfaction,

and

the

ease

and

frequency

of

doing
business. We

also looked to

understand the

key drivers of each

measure,

both to

refine individual coverage

but also

as
an additional input into our

investment and development plans. The

most significant drivers of client satisfaction remain
relationship

management

coverage

and

connectivity,

liquidity

and

competitive

pricing.

We

thoroughly

evaluate

the
feedback we receive, including

complaints from clients, and

take measures to address key themes identified.

1
Euromoney Private Banking and Wealth

Management Survey 2022:

No. 1 in ESG / Sustainable

Investing.
2
“Clients” refers to the number of unique

business relationships operated

by Personal Banking.
3
“Clients” refers to the number of unique

business relationships or

legal entities operated

by Corporate & Institutional

Clients.

Investors
We aim to create sustainable, long-term value for our

investors by executing our strategy with discipline, maintaining risk and cost discipline, and delivering

attractive shareholder returns.

Investor base

Our investor

base is

well diversified.

A substantial

proportion

of our

institutional shareholders

are based

in the

US, the
UK and Switzerland.
›

Refer to the “Corporate

governance” section

of this report for

more information

about disclosed

shareholdings

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   38
Alignment of interests
We aim to align the interests of

our employees with those of our equity

and debt investors, and this approach is reflected
in our compensation philosophy

and practices.
›

Refer to “Our compensation

philosophy” in

the “Compensation”

section of this report

for more information
We are focused on driving long-term

growth while maintaining

risk and cost discipline
Our objective is

to generate value

for our shareholders

and clients by

driving long

-term growth. To

accomplish this, we
are

building

on

our

scale,

content

and

solutions,

while

remaining

disciplined

on

risk

and

costs.

This

will

give

us

the
capacity to invest strategically,

and will enable us to deliver against

our financial and commercial

targets.
Moreover, we are aiming to

maximize our and our

clients’ impact to create

long-term sustainable

value. We also have a
responsibility toward our communities and

employees. We have outlined selected environmental,

social and governance
aspirations, which should

support our financial and commercial targets.
Our primary measurement of performance

for the Group is return

on common equity tier 1 (CET1),

as regulatory capital
is our binding constraint and

drives our ability to return capital to shareholders.
›

Refer to the “Targets, aspirations

and capital

guidance” section

of this report

for more information
Active capital management

to enable growth and deliver

attractive shareholder returns
Our first priority

is ensuring

that we can

maintain a strong

balance sheet.

This includes our

strong capitalization, in

line
with our capital guidance of

maintaining a CET1 capital

ratio of around

13% and a CET1

leverage ratio of greater

than
3.7%.
As a second priority, we consider

opportunities for investment in growth.
Our third priority is returning capital to shareholders in the form of a progressive dividend and share buybacks. For 2022, the Board

of Directors

is proposing

a dividend

to UBS

Group AG

shareholders of

USD 0.55

per share.

We also

bought
back USD 5.6bn of our shares.

Looking ahead, we intend to buy

back more than USD 5bn of shares

in 2023.
›

Refer to “UBS shares”

in the “Capital,

liquidity and

funding, and balance

sheet” section

of this report for

more information
Communications
Our

Investor

Relations

(IR)

function

is

the

primary

point

of

contact

between

UBS

and

our

shareholders.

Our

senior
management and

IR regularly interact

with institutional

investors, financial

analysts and

other market participants, such
as credit

rating

agencies. Clear,

transparent

and

relevant

disclosures,

and

regular direct

interactions

with existing

and
prospective shareholders,

form the basis for our

communications.

The IR team relays

the views of and feedback

on UBS
from institutional investors and

other market participants to our senior

management.
IR and

our Corporate

Responsibility

function work

together and

interact

with any

investors

interested

in sustainability
topics relevant to UBS and

wider society.
›

Refer to the first part

of the “Corporate

governance”

section of this

report and “Information

policy” in

that same section for

more
information

›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

Our workforce in a nutshell[1]

Men
59%
43,971
74,022
employees
Women
41%
30,051
19%
age <30
59%
age 30–50
22%
age >50
28%
Switzerland
30%
Americas
22%
Asia Pacific
20%
EMEA
48
countries
150
nationalities
151
languages spoken
8
years of service, on average

1 Calculated as of 31 December 2022 on a headcount basis of 74,022 internal employees only (72,597 FTE).

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   39
Employees
At UBS, all business is

personal. We are dedicated

to being a world-class

employer for talented individuals

across all our
markets, and

a place where

people

can unlock

their full

potential. We

want to

have

real impact. As

such, we

invest in
measures to

strengthen our unique

culture and to

provide a framework

for employee

growth and well-being

as part of
our overarching people-management

approach.

Deliver on our purpose and culture
Everything we do as a

firm starts

with our purpose. It is

why we do what

we do, and, in

this respect, our culture is

decisive
in achieving

our ambitions,

and is grounded in

our three keys

to success:

our
Pillars, Principles

and
Behaviors
. We

therefore
engage

with

our

employees

and

seek

to

build

an

even

more

diverse

and

inclusive

organization.

Likewise,

embracing
flexibility and

agile ways of

working and our

intentional focus

on simplification and

efficiency support

a transformation
that will generate significant benefits for our

clients and for our employees

.
In our global

employee experience

survey conducted in

spring 2022,

92% of

respondents indicated

that they

were familiar
with our purpose.

In 2022, we therefore sought

to ensure that we are living up

to our purpose by

bringing it to life and
driving it deeply

into our daily

business and people

-management processes.

Our Leadership Summit

has been

pivotal in
that respect. Senior leaders engaged with and were aligned to our purpose and strategy, thereby making those concepts
more tangible within their teams and accelerating

our transformation. They also

participated in training to discover their
own purpose and to connect it to the

firm’s performance opportunities.

We will have an ong

oing focus on the topic.
›

Refer to “A firm driven

by purpose”

at the beginning

of this report for

more information

about our purpose

and culture
Build a diverse, equitable and

inclusive workplace
We live

a culture

of belonging,

where

everyone can

thrive.

In practical

terms, we

seek

to hire

individuals with

diverse
skills,

perspectives

and

experiences,

to

provide

visibility

and

opportunities,

and

to

create

an

inclusive

culture

where
employees feel recognized and

valued.

As a member of The Valuable 500,

a global business collective,

we are committed to taking action on disability inclusion.
We have improved the physical accessibility

of many of our locations in 2022, increased digital

accessibility for clients and
employees, and provided

support for our disability-focused employee networks

to increase their visibility

and impact.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   40
In 2020,

we outlined

our intention

to increase

our female

and

ethnic

minority

representation,

especially

in leadership
positions, and we are making

progress toward these aspirations. For example,

we aim to have

30% of Director and above
roles globally

held by

women by

2025. At

the end

of 2022,

that figure was

27.8%, up

from 26.7%

in 2021. Similarly,
our 2025 aspiration is to have 26% of Director and above roles in the US and the UK held by ethnic minority employees.
This figure was 20.4% in

the US and 23.0% in the UK

as of the end of 2022.

›

Refer to our Diversity, Equity

and Inclusion Report

2022, which

will be available in

the second quarter

of 2023 at
ubs.com/diversity , for more details
Pay our people fairly and equitably
Fair and consistent pay practices are designed to ensure employees are appropriately rewarded for their contribution. We pay for performance, and we take pay equity seriously. We’ve embedded clear commitments in our global compensation policies and

practices, and

we regularly

conduct internal

reviews and

external audits

as quality

checks. Since

2020,

we
have been

certified under

the EQUAL-SALARY

Foundation standards

for our

human resources

practices in Switzerland,
the US, the UK, the

Hong Kong

SAR and Singapore,

covering more than two-

thirds of our global

employee population.
Our global

human resources

policies and standards

,

including reward,

performance management and

promotion,

from
hiring

through

retirement,

are

reviewed

annually

to

further

improve

our

approach

and

processes.

Our

processes

are
global,

and we apply the same standards

across all our locations.
Listen to and appreciate employees
Key to bringing our purpose to life is listening to employees and acting on the things that matter to them. As part of our employee

listening

strategy,

we

conduct

regular

Group-wide,

focused

and

employee

life

cycle surveys.

Those

surveys
measure indicators

such as

strategic alignment,

employee experience

and

well-being,

collaboration,

innovation,

career
development and line

manager effectiveness. We implement

improvement measures on firm-wide,

divisional and regional
levels and use survey results to create future

culture-building

initiatives.
Employee recognition continued to be a priority

in 2022, as appreciation brings teams together and increases employees’
motivation

and

engagement.

In

particular,

our

Group

Franchise

Awards

program

rewards

employees

for

promoting
innovation

and

cross-divisional collaboration.

A linked

idea-sharing

platform helps

employees

collaborate on

solutions
for various operational, client service

and sustainability challenges. Furthermore,

our peer-to-peer appreciation program,
called Kudos, encourages

employees to recognize colleagues’ exemplary behavior, with more than 424,000 recognitions
awarded in 2022

alone.
Attract employees with the

right capabilities and support their

development

Connecting

people with

ideas and

opportunities

starts with

our employees.

In 2022,

we

continued

to focus

on hiring
diverse individuals with strong

potential, along with the right capabilities and

agile mindset. These

qualities enable us to
deliver innovative and

personalized products

to clients faster,

and in a

more connected way.

We hired a total

of 12,693
external

candidates

in

2022,

including

more than

1,900

graduates

and

trainees,

apprentices and

interns

through

our
junior talent

programs

worldwide. We

actively support

multi-year apprenticeship

programs in

Switzerland and

the UK,
along

with

summer

internship

programs

in

numerous

locations.

In

2022,

for

the

14th

consecutive

year,

UBS

was
recognized among the top

50 of the World’s Most Attractive Employers by employer-branding expert Universum.

Personnel by region
As of % change from
Full-time equivalents 31.12.22 31.12.21 31.12.20 31.12.21
Americas 21,819 21,317 21,394 2
of which: USA 21,032 20,537 20,528 2
Asia Pacific 16,489 15,618 15,353 6
Europe, Middle East and Africa (excluding

Switzerland)
14,342 14,091 13,899 2
of which: UK 6,234 6,051 6,069 3
of which: rest of Europe (excluding Switzerland) 7,823 7,826 7,652 0 of which: Middle East and Africa 285 215 178 33
Switzerland 19,947 20,359 20,904 (2)
Total 72,597 71,385 71,551 2

Drive career growth

We want

our employees to

be able

to build long

and successful

careers. It starts

with our senior

leaders and line

managers,
all of

whom

are

expected

to

invest

in

their employees’

development

and

to

inspire

excellence.

We

take

a

systematic
approach to talent management, conducting annual talent

reviews that look at

our succession planning needs along with
individual

employees’

contributions,

abilities

and

future

potential.

Supporting

this

is

our

innovative

Career

Navigator
platform. It offers a

wide range

of self-service tools

and resources,

including mentorship

and networking opportunities,
career path

and

training

guidance,

access to

short-term

rotations

and

internal

mobility resources.

To date,

more than
7,000 people have shared their skills, enabling colleagues or internal recruiters to approach them directly for their

subject
matter expertise.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   41
Our in-house UBS University plays a central

role in both skill

-

and culture-building. Our

broad offering includes

business,
leadership

and

line

manager

education

along

with

training

on

digitalization,

data

literacy,

agile

working,

diversity,
inclusion

and personal

well-being,

among other

topics. Launched

in June

2022, our

new learning

experience platform
offers AI-powered training recommendations based on employees’

unique needs and interests. We invested USD 78m in
training in 2022, and our

permanent employees completed more than 1,327,000 learning

activities, including mandatory
training, for an average of two training

days per employee.
Work smarter
Driven by our

strategic imperatives and

evolving client needs,

we continued

to embrace new ways

of working together
in

2022.

In

particular,

we

accelerated

our

transition

to

agile

ways

of

working,

with

approximately

18,500

employees
across the firm working in agile teams as of

year-end. In this setup, pods

of specialists

with end-to-end responsibility are
empowered

to

achieve

better

results,

and

more

quickly,

than

in

traditional

project

structures.

A

number

of

tailored
measures

supported

the

transition,

including

the development

of

one

consistent

agile model

and

specialized

training
delivered through the

Agile Academy within our UBS University.
Comprehensive workforce data dashboards

help us analyze all aspects of the employee

life cycle, including

recruitment,
internal mobility and

attrition. These

tools enable us to

identify trends

and make workforce decisions

based on

relevant
HR data.
Focus on impact and outcome
Our performance management approach

(
MyImpact
), which considers both

contribution and

behavior, supports a high-
performance

culture

while

simplifying

our

performance

management

and

feedback

processes.

It features

aspirational
objectives

with

outcomes

aligned

to

strategic priorities,

continuous

feedback

and

transparent

year-end decisions

that
support

pay-for-performance

principles.

Line

managers

play

a

key

role

in

the

quality

of

our

approach.

In

2022,

we
introduced

an

integrated

feedback

app

called
Feedback

365
,

which

allows

employees

to

easily

give

and

receive
meaningful feedback throughout

the year.
Foster a supportive workplace community
We are committed

to meeting employees’

needs and supporting

their overall well-being.

Hybrid-working arrangements
enable

many

employees

to

work

at

home

several

days

a

week,

with

agreed

in-office

days

to

support

collaboration.
Additionally,

starting with

Global Wealth

Management

in the

US, a

new

virtual worker

framework launched

in March
2022

will enable

eligible US

employees to

work

entirely remotely.

These measures,

along

with options

such as

flexible
hours, part-time working,

job sharing and

partial retirement, will help us attract

and retain top talent while

making us a
stronger, more dynamic company.
Having seen the

positive impact, we

further expanded our

employee health and

well-being offering in 2022. This included
a suite of

programs, benefits

and workplace

resources, along

with a bespoke

eLearning curriculum, that

aimed to help
our

employees manage

their health,

foster well-being,

strengthen

their resilience

and

support the

sustainability of

the
organization. We also sponsored

virtual fitness challenges and mental health initiatives

in all regions.
›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about our
workforce, our people

management

approach and relevant

data

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

UBS Philanthropy
Services, the grant-making UBS

Optimus Foundation network,

UBS Global Visionaries and

UBS Community Impact.
Reimagining client philanthropy
With more

than 100

social impact

and

philanthropy

staff

around

the globe,

we help

clients

to maximize

their impact
locally,

nationally and globally.

We have partnered for more than two decades

with clients and their families by using an
investment-based approach

and connecting them to an

international network of expertise and support.
To best serve our clients, we base our approach

on three pillars: Advice, Insights and Execution.
Advice

– consulting with
clients who are considering setting

up their first

charitable fund and guiding them

on tax-efficient giving, thus

maximizing
the value of

charitable giving.
Insights

– connecting our

clients to a global

network of experts,

both within

and outside
UBS

(e.g.,

through

insight

trips,

publications

and

events

with

fellow

philanthropists,

thought

leaders

and

social
entrepreneurs,

such

as UBS

Global

Visionaries).
Execution

–

providing

clients with

flexible options

for

managing

their
philanthropic giving, including structures

such as

donor-advised funds

(DAFs), outcomes financing,

emergency relief funds
and our
UBS Collectives
, and supporting curated p

rograms via the UBS Optimus Foundation

network.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   42
Donor-advised funds
A DAF offers clients an easy,

flexible and efficient alternative to setting

up their own foundation and can be managed

in
line with their usual investment

approach. Their

charitable donations can be

invested within the parameters

they select,
such as capital, growth or income,

so they can grow their fund to give grants at a later date. UBS offers these services in
Switzerland, Singapore

and the UK, with USD 249m in

donations in 2022.
UBS Optimus Foundation
UBS Optimus Foundation

is a network of foundations globally

that connects clients with inspiring

programs designed

to
make

a

measurable,

long-term

difference.

It has

a

20-year

track

record

and

is

recognized

globally

as

a

philanthropic
thought leader and is focused on

incubating impact ventures, scaling impact through

partnerships and achieving impact
transparency.

The

network

is

a

pioneer

in

the

social

finance

space,

through

which

we

leverage solutions

to

mobilize
private

capital

in

new

and

more

efficient

ways.

It

conducts

extensive

due

diligence

and

only

recommends

programs
considered to have the capacity to achieve long-term, measurable impact. UBS also makes matching contributions to the network,

to help our clients’ donations

go even further.
Collective impact
The
UBS Collectives

also utilize an evidence-based approach and bring together philanthropists to pool their funds, share their

expertise

and

achieve

a

longer-term

impact.

The
Collectives

are

a

three-year

learning

journey

during

which
philanthropists

follow

a

curriculum, network

with

peers

and

engage

in programs

with

the

goals

of

preventing

family
separation, mitigating climate change and funding programs linked to measurable results. In 2022, USD 4.8m in funding was raised for this long-term, systems-

level change approach

.
Emergency relief
In response

to urgent relief eff

orts, in 2022

UBS raised more

than USD

25m for the

Ukraine Relief Fund,

with matched
funding from UBS

and XTX Markets bringing the total to more

than USD 50m. Over half the funds

have been disbursed
to 14 partners providing

relief, recovery and

resilience services.

In 2022,

we also launched our Pakistan Relief

Fund with
our partners Americares and The Citizens Foundation,

which raised USD 1.2m, including UBS matching contributions,

to
provide both response

and recovery efforts.
UBS Global Visionaries
Through

our UBS Global

Visionaries program,

we aim to

create opportunities for clients

and prospective clients

to connect
with

leading

social

entrepreneurs,

and

help

entrepreneurs

focusing

on

social

and

environmental

issues

increase

their
impact by expanding

their network, building capacity

and raising awareness

of their work.

Since the program started

in
2016, we have onboarded

and helped 68 entrepreneurs to

accelerate their impact.
A third-party evaluation
1

conducted in 2022 found that 88% of those entrepreneurs said the program had had a positive
influence

on

expanding

their networks,

with

68%

creating

partnerships

from

it,

64%

agreed

that

we

had

increased
awareness of critical global issues and their

solutions, 51% agreed that the

program had helped them build skills

valuable
to delivering their mission, and

48% felt that the program had influenced their fundraising efforts.

We have also started
to evaluate

how

we can

maximize the

role of

the program

in terms

of the

impact of

Global Visionaries

on

the United
Nations Sustainable Development Goals.

In 2022, 27% noted

this benefit.
1

UBS Community Impact
At UBS, we seek to have

an impact in local

communities. We

have a strategic focus

on education and

the development
of

skills,

as

we

believe

these

topics

are

where

our

resources

can

make

the

most

impact.

We

believe

our

long-term
investment in

these subjects

is central to furthering

the economic and

social inclusion

of those we support

through our
activities.
With our

Community

Impact

program,

we focus

on

helping

young

people

and

adults to

learn and

develop

skills.

We
deliver on our commitment through

strategic financial support and employee volunteering

that will address social issues
to help further their economic and

social inclusion. Through

our Community Impact program, in

2022,

we:
–

supported 370,916 young people and adults in learning and

developing skills – our aim is

to support 1.5 million young
people and adults by 2025;
–

engaged 34% of our global

workforce in volunteering.
Direct

cash

contributions

from

the

firm,

including

support

through

our

Community

Impact

program,

UBS’s

affiliated
foundations in Switzerland and the UBS Foundation of Economics

in Society at the

University of Zurich, and contributions
to the UBS Optimus Foundation

network, amounted to a total of USD

76m in 2022.
UBS’s

overall

charitable

contributions

are

measured

using

the

industry-leading

Business

for

Societal

Impact

(B4SI)
framework. This includes cash, employee time

and in-kind supp

ort.
›

Refer to the “Social”

section of our

Sustainability Report

2022, available

under “Annual

reporting” at
ubs.com/investors , for more
information

1

E
valuation led by Wasafiri Consulting in October

2022, based on survey results from 71% (44) of our 62

UBS Global Visionaries and

alumni at the time.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   43
Our focus on sustainability and climate
Our commitment to sustainability

starts with our purpose.

We know finance has a powerful

influence on the world and
we recognize that investments can help

create a better world for everyone: a

fairer society, a more prosperous

economy
and a healthier environment.

That is why

we partner with

our clients to help

them mobilize their capital

toward a more
sustainable world

and why

we have put

sustainability at the

heart of

our purpose.

We are guided

by the goal

of being
the financial

provider of

choice for

clients that

want to

mobilize capital

toward

the achievement

of the

United Nations
Sustainable Development Goals (the SDGs)

and the orderly transition

to a low-carbon economy.
Our Code of Conduct and Ethics
In our Code of Conduct and Ethics (the

Code), the Board of Directors (the BoD) and the Group Executive Board (the GEB)
set out

the principles

and

practices

that define

our ethical

standards

and

the way

we do

business,

which

apply to

all
aspects of our

business. All employees

must affirm annually

that they have

read and

will adhere

to the Code

and other
key policies, supporting a culture where ethical and responsible behavior is part of our everyday operations. In our Code, we make a commitment to

acting with the long term in

mind and creating value for clients, employees and shareholders.
We

aspire

to

do

our

part

in

creating

a

fairer,

more

prosperous

society,

championing

a

healthier

environment

and
addressing inequalities at their root. This ethos underpins our purpose and is in line with our external

commitments, such
as our

pledge to help

making progress

toward the SDGs.

Following a substantial

review in

2021, we made

only limited
changes to the Code

in 2022, mainly pertaining to clarifications, simplifications and alignment of language

.
›

Refer to the Code

of Conduct

and Ethics of UBS,

available at
ubs.com/code , for more information
Our sustainability and impact

governance
Sustainability activities,

including

climate, are

overseen

at

the highest

level of

UBS,

by the

BoD

and

the GEB,

and

are
grounded in our

Code.
›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about our
sustainability and

impact governance
Board of Directors and

Group Executive Board
The BoD

is responsible

for setting UBS’s

values and

standards

for the purpose

of ensuring that

the Group’s

obligations
to stakeholders are met. Both the Chairman of

the BoD and the Group CEO play key

roles in safeguarding our reputation
and ensuring

we communicate effectively

with all

of our

stakeholders.

The BoD’s

Corporate Culture

and Responsibility
Committee (the

CCRC) is

the UBS body primarily

responsible

for corporate culture,

responsibility and

sustainability.

The
CCRC oversees our sustainability and impact strategy

and key activities across environmental

and social topics, including
climate, nature

and

human

rights. Annually,

it

considers and

approves

our firm’s

sustainability

and

impact objectives.
During its

six meetings

throughout

the course of

the year,

the CCRC

also reviews

the GEB’s

activities in

executing our
climate strategy,

including

our net-zero

targets, and,

jointly with

the BoD’s

Risk Committee,

evaluates the

progress

of
our climate risk program. All BoD

committees have environmental, social

and governance (ESG)-related responsibilities

.
The

Group

CEO

has delegated

to the

GEB Lead

for

Sustainability and

Impact, Suni

Harford,

the responsibility

to

lead
reviews of the

firm’s sustainability

and impact

strategy and

related objectives,

in agreement

with fellow

GEB members,
and to propose strategy and objectives to the CCRC. The GEB Lead for Sustainability and Impact also co-chairs the firm’s cross-divisional

and

cross-functional

Sustainability

and

Climate

Task

Force,

which

oversees

the

implementation

of

the
firm’s sustainability activities

and its climate action

plan, including its net

-zero program. We manage

these annual plans
and goals through our

ISO 14001-certified environmental management system,

with management accountabilities across
our firm. Senior representatives

from across our firm,

including from the business divisions,

Risk, Compliance and Finance,
attend the task force’s regular meetings.

The

GEB

also

resolves

overarching

matters

relating

to

sustainability

and

climate

risks,

including

risk

management
framework, policies, and disclosure

.

›

Refer to “Board of

Directors” in the “Corporate

governance”

section of this

report for more information

about the CCRC
Group Sustainability

and Impact
The Group Sustainability and Impact (GSI) organization supports the GEB Lead for Sustainability and Impact with carrying
out

her

responsibilities.

GSI

consists

of

the

Chief

Sustainability

and

Social

Impact

offices,

headed

by

the

Chief
Sustainability

Officer

(the

CSO)

and

the

Head

Social

Impact,

respectively.

The

CSO

is

responsible

for

driving

the
implementation

of the

Group-wide

sustainability

and

impact strategy,

including

reporting

on

our progress

toward

net
zero (and the execution thereof by the business divisions and Group Functions). The Head Social Impact is responsible for
driving and implementing our social impact strategy, including Community Impact, Philanthropy Services and UBS Global
Visionaries. Progress toward

the firm’s sustainability and impact strategy and associated targets is reviewed at least once
a year by the GEB and the CCRC.
›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about our
sustainability and

impact governance

Climate strategy

Governance

Strategy

Managing climate-related financial risks

Protecting our clients' assets

- Managing climate-related risks and opportunities through our innovative products and services in investment, financing and research

Protecting our own assets

- Limiting our risk appetite for carbon-related assets
- Estimating our vulnerability to climate risks

Acting for a low-carbon future

Reducing our climate impact

- Sourcing 100% of our electricity from renewable sources
- Responsible supply chain management

Mobilizing capital

- From private and institutional clients
- Toward the orderly transition to a low-carbon economy

Risks and opportunities

Metrics and targets

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   44
Our sustainability and impact

strategy
To

help

us maximize

our impact,

we focus

on

three key

areas to

drive the

sustainability

transition:

planet, people

and
partnerships.
–

Planet:
Climate is a clear focus for us as we

shift toward a lower-carbon future. We have committed to

achieving net-
zero greenhouse gas (GHG)

emissions from across our business

by 2050.
–

People
: We

believe in

a

diverse,

equitable and

inclusive

society.

We are

taking action

to get

there, within

our own
workplace and beyond

.
–

Partnerships
: By working

in partnership

with other thought

leaders and

standard setters,

our goal

is to drive

change
at a global scale.
›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about
how UBS is advancing

sustainability in

the financial sector

and beyond
Our approach to climate

and nature
Our climate strategy covers two main areas:

managing climate-related financial

risks and acting for a low

-carbon future.
Underpinning these two areas

are four strategic pillars.

We understand

the deep

interrelationships

that exist

between

climate and

nature.

Our climate

strategy,

including

our
ambition to achieve net zero, also

forms part of our approach

toward managing nature

-related risks and opportunities.

›

Refer to our Climate

and Nature Report

2022, available at
ubs.com/gri
, for a full description

of UBS’s approach to climate

and
nature
Our approach to sustainable finance
As a

global financial institution,

we have a

role in

helping clients

direct capital

toward the

SDGs. Our clients

turn to us
for advice on how they can help finance the transition to a low-carbon economy, support sustainable finance, align their
investments

with

their

personal

values

and

better

risk

manage

their

portfolios

and

businesses.

They

want

to

take
advantage of these opportunities,

while also managing the risks associated

with this transfor

mational challenge.
During a year of global geopolitical and economic upheaval,

sustainability and sustainable finance remained strategically important topics for UBS and

many of our clients, with a focus on two

key areas:
–

the implementation

of strategic sustainability

commitments, for

example reaching

net-zero GHG

emissions across

all
our activities by 2050, and

–

the ongoing evolution of

regulatory guidance designed to prevent

greenwashing.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   45
At UBS,

we want

to partner

with

all our

clients by

providing

innovative and

effective products

and

solutions

that can
support

them

in

their

sustainability

transition

and

deliver

on

their

commitments,

where

that

is

their

preference.

In
particular, we want to support innovation

and technological progress
.

›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about our
sustainability and

impact strategy

and activities
Defining sustainable finance
It is

important to set

out how we

define sustainable finance,

as at

present there is

no global, uniformly

accepted definition.
At UBS,

sustainable finance means any financial product or service (including both investing and financing solutions) that aims to explicitly

align with

and /

or contribute to

sustainability-related

objectives, while

targeting market-rate

financial
returns.

Sustainability outcomes can occur across

a range of topics including goals

defined using a reference framework, such as
the SDGs in the United Nations 2030 Agenda for Sustainable Development.

As an example, a sustainable investment (SI)
product could invest in

companies whose transition

plans are aligned with

the goal of limiting

global warming

to 1.5°C
compared with the pre-industrial age

or invest with the goal of

encouraging companies to adopt

such plans.
Our definition is also reflected in our Group’s SI framework, which specifically defines “sustainability focus” and “impact investing”

products. Both

categories reflect

a defined

and explicit

sustainability intention

of the

underlying

investment
strategy. This intentionality differentiates them

from more “traditional“ investment

products, or those

that consider ESG
aspects

but

do

not

actively

and

explicitly

pursue

any

specific

sustainability

objective,

such

as

ESG

integration-

or
exclusions-only approaches.

Identifying opportunities
UBS has a

global and

diversified business model.

Each client

has specific and

differentiated sustainable financing, investing
and /

or advisory needs.

Leveraging the deep

expertise of our

experienced teams,

we work

hard to

service those needs
in the best

way possible.

While their needs

are diverse,

our interactions

with our

clients follow

an established

rationale
that starts by building an understanding of the relevance of sustainability for their business and / or investment portfolio.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   46

Sustainable investment
In 2022,

we made

progress

on

a number

of important

investment

product

initiatives

relevant

to a

broad

spectrum of
clients across our business

areas. For example:

–

we

made

it easier

for

private

clients to

access

SI

products

and

services, suited

to

their individual

preferences,

e.g.,
through

expanded

access

to

our

Advice

SI

and

separately

managed

account

(SMA)

solutions,

and

new

targeted
sustainable and

impact offerings.

In line with

EU regulations

for clients in

scope thereof,

UBS systematically captures
clients’ preferences when it comes to

SI;

–

we

expanded

the range

of sustainable

and

impact funds

in public

and

private markets

and

exchange-traded

funds
available to private, institutional

and corporate clients;

and
–

we

continued

to

provide

customized,

tailored,

and

structured

investment

solutions

for

private

and

institutional
investors.

›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about our
sustainable investing

and financing offering,

including financing

solutions, advisory,

and research and

insights
Sustainable financing
We develop

financing solutions

to help

our clients

transition

to a

more sustainable

future.

These solutions

can be

on-
balance sheet

(e.g., green

or sustainable

loans and

mortgages) or

off-balance sheet

(such as

access to debt

and equity
capital markets),

and also

include transaction

structuring.

Highlights in

2022

included: our

Investment Bank facilitating
USD 48bn of green, social, sustainability and

sustainability-linked (GSSS) bonds

financing through 77

bond deals for our
clients, with

a market-leading

share of

the Swiss franc

GSSS bond

market; our

Personal &

Corporate Banking

business
launching both
UBS Mortgage Energy

and
UBS Loan Energy
, the former

to encourage private clients

to replace their fossil
fuel heating, either

with a more

sustainable alternative or by

installing a photovoltaic

system, and the

latter being specially
designed

for

energy-efficient

investment

properties.

Clients

benefit

from

attractive

interest

rates

and

comprehensive
advice

for

their

low-energy

properties.

In

December

of

2022,

UBS

adopted

guidelines

providing

an

internal

global
standard

for

all our

products

in

the categories

of

sustainable

lending,

sustainable

bonds

and

GHG

emissions

trading.
During the course of 2023,

UBS expects to (re-)assess all its products

against these guidelines.

Sustainable investments
For the year ended % change from
USD bn, except where indicated 31.12.22 31.12.21 31.12.20 31.12.21
Sustainable investments
1
Sustainability focus
2
246.9 222.7 127.7 10.9
Impact investing
3
20.7 28.5 13.1 (27.4)
Total sustainable investments
4,5
267.6 251.2 140.8 6.5
SI proportion of total invested

assets (%)
6.8 5.5 3.4
UBS total invested assets 3,957.2 4,596.2 4,187.2 (13.9)
1
We focus our sustainable investment reporting

on those investment strategies exhibiting

an explicit sustainability intention.

2

Strategies that have explicit sustainable intentions

or objectives that drive the strategy.
Underlying investments

may contribute

to positive

sustainability outcomes

through products

/ services /

use of proceeds.

Examples include

Global Wealth

Management’s

discretionary

Manage SI mandate

solutions
and Asset

Management’s

strategies

such as

its Global

Sustainable

Equities product.

3
Strategies that

have explicit

intentions of

generating

measurable,

verifiable

and positive

sustainability

outcomes.

Impact
generated is attributable

to investor

action and /

or contributions.

Examples include

Global Wealth

Management’s

Oncology Impact

funds and

Asset Management’s

UBS Engage for

Impact or

UBS Climate

Action
funds.

4
In 2022, UBS

converted funds to the sustainability focus and impact investing categories, in line with corresponding changes to the funds’ underlying investment policies. The main impact was on sustainability focus and impact

investing strategies

in Asset

Management of USD
33bn. Further,

we aligned

the Global Wealth

Management and

Personal &

Corporate Banking

reporting of UBS

funds and mandates

products to
the Asset

Management categorization

with an

impact on

sustainable investments

of USD
20bn.

5

In 2022,

methodology changes

related to

the application

of the Group

SI framework

resulted in

a decrease

in
invested assets of USD 10bn

across total sustainable investments.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   47
In line with global market developments, at UBS

,

we continue to grow SI assets under management

(AuM) as a share

of
total AuM,

reaching

6.8%

by the

end

of 2022,

compared

with

5.5%

at the

end

of

2021.

As of

31 December

2022,
UBS’s SI assets (sustainability

focus and impact investing) were USD 268bn, compared with USD 251bn at year-end 2021.
Impact investing

assets

decreased

to

USD 21bn

from

USD 29bn,

reflecting

negative

market performance

and

foreign
currency effects,

as well as methodology changes

.
›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for more information

about our
sustainable investing

and financing offering,

including financing

solutions, advisory

and research and

insights
Managing sustainability

and climate risks
At UBS, sustainability

and climate risk is

defined as the

risk that UBS negatively

impacts, or is

impacted by, climate change,
natural capital,

human rights,

and other

environmental, social,

governance matters.

Sustainability and

climate risk

may
manifest as

credit,

market, liquidity

and /

or non-financial

risks for

UBS, resulting

in potential

adverse financial,

liability
and / or

reputational impacts. These

risks extend to

the value of

investments and may

also affect

the value of

collateral
(e.g., real estate).

Climate risks can

arise from either changing climate

conditions (physical risks)

or from efforts to

mitigate
climate change (transition

risks). Physical and

transition risks

from a changing

climate contribute

to a structural

change
across

economies

and,

consequently,

can

affect

banks

and

the

financial

sector

throug

h

financial

and

non-financial
impacts.
Our Sustainability

and Climate

Risk (SCR)

unit (part of

Group Risk

Control) manages

material exposure

to sustainability
and

climate

risks.

It

also

advances

our

firm-wide

SCR

initiative

to

build

in-house

capacity

for

the

management

of
sustainability and climate-related risks.
›

Refer to “Sustainability

and climate risk”

in the “Risk management

and control” section

of this report
›

Refer to Appendix

2 to our Sustainability

Report 2022,

available under

“Annual reporting”

at
ubs.com/investors , for a full
description of our

sustainability and

climate risk

policy framework
Our sustainability goals and progress

We work

with a long-term focus

on providing

appropriate returns

to our stakeholders

in a responsible

manner.

We are
committed to providing transparent

targets and reporting on the progress made against them. Our aspirational goals, as
set out below,

can therefore only partly be compared

with what we set out in

previous years.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   48
Our aspirational goals and progress
Our priorities Our aspirational goals Our progress in 2022
Planet, people,
partnerships
USD 400bn invested assets in sustainable

investments by
2025.
Increased invested assets

in sustainable investments to USD 268

bn
(compared with USD

251bn in 2021).
Planet
Decarbonization targets for 2030

for financing of the real
estate, fossil fuels, power generation

and cement sectors
(from 2020 levels):
–

reduce emissions intensity of

UBS’s residential real
estate lending portfolio by 42%;

–

reduce emissions intensity of

UBS’s commercial real
estate lending portfolio by 44%;

–

reduce absolute financed emissions

associated with
UBS loans to fossil fuel compani

es by 71%;
–

reduce emissions intensity associated

with UBS loans
to power generation companies

by 49%; and
–

reduce emissions intensity associated

with UBS loans
to cement companies by 15%.
Calculated progress against

pathways for the real estate (commercial

and
residential), fossil fuel and

power generation sectors:
1

–

reduced emissions intensity of

UBS’s residential real estate

lending
portfolio by 8% (end of 2021

vs 2020 baseline);

–

reduced emissions intensity of

UBS’s commercial real estate lending
portfolio by 7% (end of 2021

vs 2020 baseline);
–

reduced absolute financed emissions

associated with UBS loans to fossil
fuel companies by 42%

(end of 2021 vs 2020 baseline); and
–

reduced emissions intensity associated

with UBS loans to power
generation companies by 12% (end

of 2021 vs 2020 baseline).

Introduction of an additional

decarbonization target for the cement

sector,
as well as an estimation of the overall

financed emissions.
Align 20% of AuM to be managed

in line with net zero
(Asset Management).
2
Achieve net-zero emissions

across discretionary client
portfolios by 2050 (Asset Management).
3
Initiated analysis of revisions

to fund documentation and investment
management agreements to

align with Asset Management’s net

-zero-
aligned frameworks.

Achieve net-zero energy emissions

resulting from our
own operations (scopes 1 and

2) by 2025; cut energy
consumption by 15% by 2025

(compared with 2020).
Reduced net GHG footprint

for scope 1 and 2 emissions by 13% and

energy
consumption by 8% (compared

with 2021); continued implementation of
the replacement of fossil

fuel heating systems and investing in credible
carbon removal projects;

achieved 99% renewable electricity coverage
despite challenging market conditions.
Offset historical emissions back

to the year 2000 by
sourcing carbon offsets

(by year-end 2021) and by
offsetting credit delivery

and full retirement in

registry (by
year-end 2025).
Continued to follow up on

credit delivery and retirement

of sourced
portfolio.
Engage with key vendors on

aiming for net zero by 2035.
Identified “GHG key vendors” (vendors

that collectively account for >50%
of our estimated vendor GHG emissions)

and invited the vendors that
accounted for 67% of our annual

vendor spend (including all GHG key
vendors) to disclose their environmental

performance through CDP’s

Supply
Chain Program, with

66% of the invited vendors completing their
disclosures in the CDP platform.
People
30% global female representation

at Director level and
above by 2025.
Increased to 27.8% (2021:

26.7%) female representation at

Director level
and above.
26% of US roles at Director

level and above held by
employees from ethnic minorities

by 2025.
Increased to 20.4% (2021:

20.1%) ethnic minority representation

at Director
level and above in the US.

26% of UK roles at

Director level and above held by
employees from ethnic minorities

by 2025.
Increased to 23.0% (2021:

21.3%) ethnic minority representation

at Director
level and above in the UK.
Raise USD 1bn in donations to

our client philanthropy
foundations and funds and reac

h

25 million beneficiaries
by 2025 (cumulative for 2021

–2025).
Achieved a UBS Optimus Foundation

network donation volume of
USD 274m in 2022, totaling

USD 436m since 2021 (both figures

include UBS
matching contributions).
Reached 5.9 million beneficiaries.
Support 1.5 million young people

and adults to learn and
develop skills through our

community impact activities
(2022–2025).
Reached 370,916 beneficiaries

through strategic community impact
activities.
4
Partnerships
Establish UBS as a leading

facilitator of discussion,
debate and idea generation.
Co-organized, with the Institute

of International Finance, the first Wolfsberg
Forum for Sustainable Finance.
Joined a consortium that is

pioneering methods of assessing and maximizing
the GHG reduction potential

of energy storage.
Co-founded Carbonplace, a technology

platform for the voluntary carbon
market that has the goal of

creating a streamlined and transparent market
for our clients.
Drive standards, research

and development, and
product development.
Co-led the Taskforce

on Nature-related Financial Disclosures’

financial-
sector-specific working group.
Collaboration with two Swiss companies

that are pioneering innovative
carbon removal technologies.
Joined the Partnership for Carbon

Accounting Financials (PCAF).
1
Refer to the “Environment” section of

our Sustainability Report 2022,

available under “Annual

reporting” at ubs.com/investors

,

for further information.

The inherent one-year time

lag between the as-

of date of our
lending exposure and the as-of date

of emissions can be explained by two

factors:

corporates disclose

their emissions in annual reporting

only a few months after the end of

a financial year; and specialized

third-party
data providers take

up to nine

months to collect

disclosed data and

make it available

to data

users.

Consequently,

the baselines

for our net-zero

ambitions are

based on year-end

2020 lending

exposure and

2019
emissions data.

Our 202

1

emissions actuals

are based

on year-end

2021

lending exposure

and 202

0

emissions data.

2

The 20%

alignment

goal amounted

to USD

235bn at

the time

of Asset

Management’s
commitment in 2021. By 2030,

the weighted average

carbon intensity

of funds is to be 50%

below the carbon intensity

of the respective 2019

benchmark.

3

The near-

and medium-term

plans for the achievement
of this goal include our Asset Management

business division only.

4

Our Community Impact

program has a strategic focus

on education and the development

of skills.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   49
Our climate-related metrics and targets
We have developed

methodologies

that we use

to set our

climate-related targets

and

identify climate-related

risks and
which

underly

the

metrics that

are

disclosed

in

this

report.

Standard-setting

organizations

and

regulators

continue

to
provide

new

or

revised

guidance

and

standards,

as

well

as

new

or

enhanced

regulatory

requirements

for

climate
disclosures.

Our disclosed

metrics are

based

upon

data available

to us,

including

estimates and

approximations

where
actual or specific data is not available. We intend to update our disclosures to comply with new guidance and regulatory
requirements

as

they

become

applicable

to

UBS.

Such

updates

may

result

in

revisions

to

our

disclosed

metrics,

our
methodologies and

related disclosures, which may be substantial,

as well as changes to the metrics we disclose.
Our

climate

targets

and

ambitions

are

high-level

goals

that

have

been

set

based

on

the

methodologies,

data

and
assumptions

that

we

currently

use.

Changes

to

these

methodologies,

data

and

assumptions

may affect

our

progress
toward intermediate targets and

ambitions and the achievability of

net zero and other climate

goals. Our 2050

net-zero
targets,

and related ambitions for scope 3 emissions, have a critical dependency on overall progress across all sectors and countries toward

net-zero carbon

emissions

that require

s

substantial governmental

action across

many jurisdictions.

In
the absence of such progress,

our goals with respect to scope 3

emissions will not be achievable.
›

Refer to our Climate

and Nature Report

2022, available at
ubs.com/gri
, for a full description

of our net-zero targets,

including
baselines and pathways

Climate-related

metrics 2022
For the year ended % change from
31.12.22 31.12.21 31.12.20 31.12.21
Risk management

Carbon-related assets (USD bn)
1,2
33.8 36.5 37.1 (7.4)
of which: UBS AG 8.9 10.1 11.0 (11.9)
of which: UBS Switzerland AG 24.6 26.0 25.4 (5.4)
Proportion of total customer lending exposure,

gross (%)
7.5 8.0 8.6
Total exposure to climate-sensitive sectors,

transition risk (USD bn)
2,3,4
24.9 27.3 27.1 (8.8)
of which: UBS AG 5.4 6.7 7.5 (19.4)
of which: UBS Switzerland AG 19.3 20.4 19.2 (5.4)
Proportion of total customer lending exposure,

gross (%)
5.5 5.9 6.2
Total exposure to climate-sensitive sectors,

physical risk (USD bn)
2,3,4
30.0 31.9 35.0 (6.0)
of which: UBS AG 11.6 13.3 18.3 (12.8)
of which: UBS Switzerland AG 17.7 18.2 16.2 (2.7)
Proportion of total customer lending exposure,

gross (%)
6.7 7.0 8.0
Opportunities
Number of green, sustainability, and sustainability

-linked bond deals
5
69 98 29 (29.6)
Total deal value of green, sustainability,

and sustainability-linked

bond deals (USD bn)
5
42.4 63.3 19.3
UBS-apportioned deal value of above (USD bn) 8.8 13.2 5.7
Stewardship – Voting
Number of climate-related resolutions voted upon
6
160 89 50 79.8
Proportion of supported climate-related resolutions (%) 71.2 78.6 88.0
Own operations (reporting period:

July to June)
Net GHG footprint (1,000 metric tons CO
2
e)
7
25 30 75 (15.4)
Change from baseline 2004 (%) (93.0) (92.0) (79.0)
Share of renewable electricity (%) 99 100 85
1

As defined by the Task

Force on Climate

-related Financial Disclosures

(the TCFD), in its expanded

definition published in 2021,

UBS defines carbon-related

assets through industry

-identifying attributes of the firm’s
banking book. UBS

further includes

the four

non-financial sectors

addressed

by the TCFD,

including, but

not limited to,

fossil fuel

extraction, carbon-based

power generation,

transportation (air,

sea, rail, and

auto
manufacture), metals production and mining, manufacturing industries,

real estate development, chemicals, petrochemicals,

and pharmaceuticals, building

and construction materials and activities, forestry, agriculture, fishing, food and beverage production,

as well as including trading companies

that may trade any of the

above (e.g., oil trading

or agricultural commodity trading

companies). This metric is

agnostic of risk rating, and
therefore may include exposures of companies that may be already transitioning or adapting their business models to climate risks,

unlike UBS climate-sensitive sectors methodology,

which takes a risk-based approach
to defining material

exposure to climate

impacts.

2

Methodologies for

assessing climate

-related risks are

emerging and

may change

over time.

As the

methodologies, tools

and data

availability improve,

we will
further develop

our risk identification

and measurement

approaches,

including further

and updated

geospatial analysis

of properties

securing financing

with UBS (real

estate) and

better understanding

how private
lending (e.g., Lombard) activities

may result in direct financial

impacts for UBS.

Lombard lending rating

is assigned based on

the average riskiness

of loans.

3

Consists of total loans

and advances to

customers and
guarantees,

as well

as irrevocable

loan commitments

(within the

scope of

expected credit

loss), and

is based

on consolidated

and

standalone IFRS

numbers.

Metrics are

calculated and

restated

based on

2022
methodology, across

three years

of reporting, 2020

–2022.

4
Climate-related risks are

scored between 0

and 1, based

upon sustainability

and climate risk

transmission channels,

as outlined in

Appendix 3

to our
Sustainability Report 2022,

available under

“Annual

reporting” at

ubs.com/investors.

Risk ratings represent

a range of

scores across five

risk-rating categories:

low, moderately

low, moderate,

moderately high, and
high. The climate

-sensitive exposure

metrics are

determined based

upon the top

three out of five

rated categories:

high to moderate.

5

Such as, but

not limited to,

Investment

Bank Global Banking

bonds issued
under the voluntary ICMA Green Bond

Principles, Sustainability Bond

Principles, and Sustainability

-Linked Bond Principles. The

principles include a recommendation

that the issuer appoints an external review

provider
to undertake an independent

external review (e.g.,

second-party opinion). This

is consistent with

market practice.

6
This excludes proposals related

to Japanese companies

that included changes

to the companies’
articles of association.

The 2022 and

2021 numbers include

shareholder and

management proposals,

the 2020 numb

er shareholder

proposals only.

This reflects the

increasingly common

market practice

of climate-
related proposals

being presented

by management.

7
Net greenhouse gas

(GHG) footprint

equals gross

GHG emissions

minus GHG

reductions from

renewable electricity

and CO
2
e offsets (gross

GHG emissions
include: direct

GHG emissions

by UBS;

indirect GHG

emissions associated

with the

generation of

imported /

purchased electricity

(grid average

emission factor),

heat or

steam; and

other indirect

GHG emissions
associated with business travel,

paper consumption and waste

disposal). A breakdown

of our GHG emissions (scopes

1, 2 and 3) is provided

in Appendix 3 to

our Sustainability Report 2022,

available under
“
Annual
reporting
”

at ubs.com/investors.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   How   we   create   value   for   our   stakeholders   50
Reporting to our stakeholders on our

sustainability strategy

and activities
Further

information

about

our

sustainability

efforts

and

commitments

is

provided

in

our

Sustainability

Report

2022,
available

under

“Annual

reporting”

at
ubs.com/investors
.

The

content

of

our

Sustainability

Report

2022

has

been
prepared in accordance with

Global Reporting Initiative (GRI) standards and

with the German rules implementing the EU
Directive on disclosure of non

-financial and diversity information

(2014/95/EU).

We also disclose data on climate-related
financial risks, pertaining

to the

Swiss Financial Market Supervisory

Authority’s (FINMA

’s) disclosure

requirements as

set
out in appendix 5 to FINMA

Circular 2016/1 “Disclosure – banks.

”

Our reporting on sustainability

has been reviewed on
a limited assurance basis by Ernst & Young

Ltd against the GRI standards.

›

Refer to our Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
, for an overview of

non-
financial disclosures

in accordance with

the German rules

implementing

EU Directive 2014/95

and for information

about UBS AG
and UBS Europe SE disclosures

pursuant to

Art. 8 of the EU

Taxonomy Regulation

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

important bank (a

G-SIB), as

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

Swiss

systemically

important

bank

(SIB),

we are

subject

to capital

and

total loss

-absorbing
capacity (TLAC) requirements

that are based

on both

risk-weighted assets

and the

leverage ratio denominator,

and are
among the

most stringent

in the

world. We

are also

subject to

Swiss SIB

liquidity requirements

and to

minimum long-
term funding requirements

.
›

Refer to the “Capital,

liquidity and funding,

and balance sheet”

section of this

report for more information

about the Swiss

SRB
framework and

the Swiss too-big-to-fail

(TBTF) requirements
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

Currency

(the

OCC).

UBS AG

is registered

as a
swap dealer with the Commodity

Futures Trading Commission (the CFTC) and as a securities-based swap dealer with the
Securities and Exchange Commission

(the SEC).

Annual Report 2022 |
Our   strategy,   business   model   a nd   environment   |   Regulation   and   supervision   51
UBS Americas Holding LLC, the intermediate

holding company for our operations in

the US outside

of the UBS AG

branch
network,

as

required

under

the Dodd

–Frank

Act,

is

subject

to

requirements

established

by

the

Federal Reserve

Board
related to risk-based

capital, liquidity,

the Comprehensive

Capital Analysis and

Review (CCAR)

stress testing and

capital
planning process, and

resolution planning and governance.
UBS Bank

USA, a Federal

Deposit Insurance

Corporation

(FDIC)-insured depository

institution subsidiary,

is licensed and
regulated by state regulators in Utah

and is also supervised by the

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

business. Certain

of our

activities in the

US are

subject to

regulation by

the Consumer

Financial
Protection Bureau.
Regulation and supervision in

the UK
Our regulated UK operations

are mainly subject to the authority of

the Prudential Regulation

Authority (the PRA),

which
is part

of the

Bank of

England,

and the

Financial Conduct

Authority (the

FCA).

We are

also subject

to the

rules of

the
London Stock Exchange and

other securities and commodities exchanges of which

UBS AG is a member.
UBS AG

has a

UK-registered branch

in London,

which serves

as a

global booking

center for our

Investment Bank.

Our
regulated subsidiaries in the UK that

provide asset management services are

authorized and regulated mainly by the FCA,
with one entity, UBS Asset

Management Life

Ltd, being also

subject to the authority of the PRA.
Regulation and supervision in

Germany / the EU
UBS Europe SE,

headquartered in Germany,

is subject to the direct supervision

of the European

Central Bank, as well as
to

continued

conduct,

consumer

protection

and

anti-money-laundering-related

supervision

by

the

German

Federal
Financial Supervisory Authority

(the BaFin)

and supervisory support

by the German

Bundesbank.

The entity is subject

to
EU and

German laws

and

regulations.

UBS

Europe

SE maintains

branches

in Denmark,

France, Italy,

Luxembourg,

the
Netherlands,

Poland,

Spain,

Sweden

and

Switzerland, and

is subject

to conduct

supervision

by authorities

in all

those
countries.
Regulation and supervision

in Asia Pacific
We operate in 13 locations in

Asia Pacific and are subject to regulation

and supervision by local financial regulators. Our
regional hubs

are in Singapore and the

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

the Hong Kong Futures Exchange.
In mainland China, UBS has multiple licenses to operate its core business lines and the various UBS entities are subject to
regulation by a number

of different government agencies. The

People’s Bank of China

oversees the macro capital

markets
policies and

ensures

coordinated

supervisory approaches

by the

China

Banking

and Insurance

Commission,

the China
Securities and Regulatory Commission,

and the exchanges.
Financial crime prevention
Combating money laundering and terrorist financing has been a major focus of many governments in recent years. Laws and regulations, including the Swiss Banking Act and the US Bank Secrecy Act, require effective policies, procedures and
controls to

detect, prevent and

report money

laundering and terrorist

financing,

and the verification

of client identities.
Failure to introduce

and maintain

adequate programs

to prevent

money laundering and

terrorist financing can

result in
significant legal and reputation

al risk and fines.
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
›

Refer to the “Risk

factors” section of

this report for more

information about

regulatory change

UBS crisis management framework

Incident management
Risk and crisis management
Recovery and resolution
Governance body
Group Crisis Task Force
GEB and BoD
Execution body
Incident management teams
Global task forces
Recovery task forces
Support / infrastructure
Business as usual
Business continuity management teams
Plans
Monitoring and early-warning indicators
Crisis management protocols and playbooks
Contingency funding plans
Recovery plans
Resolution strategies
Point of non-viability
Operational risk framework triggers
Liquidity triggers
Recovery triggers
Recovery
Resolution
Level of stress
Scale of response needed

Annual Report 2022 |
Our   strategy,   business   model   a nd   environment   |   Regulation   and   supervision   52
Recovery and resolution
Swiss TBTF legislation

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

entry (an

SPE) strategy

for globally

active SRBs,

such as

UBS,
with a

bail-in at the

group holding-company level. UBS has

made structural, financial and operational

changes to facilitate
an SPE strategy and is confident that a resolution

of the bank is operationally executable

and legally enforceable.

FINMA

evaluates

the

recovery

and

resolution

plans

of

Swiss

SRBs

on

a

regular

basis.

In

its

most

recent

assessment
published in March 2022, FINMA re-confirmed that our Swiss emergency plan is effective and that our recovery plan was approved. Furthermore,

FINMA acknowledged the continued

progress we made toward achieving global

resolvability.

UBS’s crisis management framework
Our crisis management framework assigns

responsibility and actions

depending on

the nature of the stress incident and
the scale of the response needed.
–

For incident,

risk and

crisis

management, the

Group

Crisis Task

Force

works with

incident management

teams that
provide monitoring and

early-warning indicators at

the local / regional level,

without needing

to activate protocols at
the Group

level. If

a local

response

is insufficient,

global

task forces

and crisis management

teams provide

decision-
making

guidance

and

coordination,

including

crisis management

plans,

protocols

and

playbooks,

and

contingency
funding plans.
–

The Group Executive Board (th

e

GEB) and the Board of Directors (the BoD)

would evaluate and decide upon the

need
to activate the

Global Recovery

Plan (the

GRP) if a

stress event reached

a severity requiring

such activation,

based on
the GRP’s risk indicators.
–

FINMA has

the authority

to determine

whether the

point

of non

-viability (PONV)

as

defined

by Swiss

law has

been
reached

and,

as

part

of

the

resolution

strategy,

has

the

power

to

order

the

bail-in

of

creditors

to

recapitalize

and
stabilize the Group, limit payments of dividends

and interest, alter our legal structure,

take actions to reduce business
risk, and order a restructuring of

the bank.

Annual Report 2022 |
Our   strategy,   business   model   a nd   environment   |   Regulation   and   supervision   53
Global Recovery Plan

The GRP provides a

tool to restore

financial strength if

UBS comes under

severe capital and

liquidity stress. Quantitative
and qualitative triggers are monitored daily and are subject to predefined governance and escalation processes. Recovery options

are

linked

to

owners

and

checklists,

with

the

objectives

of

preserving

capital,

raising

capital

or

liquidity,

or
disposing of or winding down

businesses.
Global Resolution Strategy
FINMA is required

to produce a

global resolution

plan for UBS.

The plan includes

setting out measures

that FINMA can

take
to resolve UBS

in an

orderly manner

if the

Group enters

into resolution.

The SPE

bail-in strategy

would involve

writing down
the Group’s

remaining equity

and additional tier 1

and tier 2

instruments, as well

as bail-in of

total TLAC-eligible senior
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

holding

UBS

Switzerland AG

as

a
separate legal entity

and maintaining

sufficient capital and

liquidity to ensure

its continued

operation. FINMA

considers
the plan to be effective.
The US resolution plan sets out the

steps that could be taken to

resolve the UBS Americas Holding LLC

group if it suffered
material financial

distress and

the UBS

Group

was unable

or unwilling

to provide

financial support.

As required

by US
regulations, our US

plan contemplates that UBS Americas Holding

LLC will commence US bankruptcy

proceedings. Prior
to

this,

the

plan

envisages

UBS

Americas

Holding

LLC down

-streaming

financial

resources

to

subsidiaries

to

facilitate
orderly wind-down or

disposal of businesses.
UBS Europe

SE

develops

a

local

recovery

plan

annually

based

on

European

Central

Bank

(ECB)

requirements,

and
resolution

planning

information and

capabilities based

on

Single Resolution

Board requirements.

On the

basis of

such
information

the

Internal

Resolution

Team

(IRT),

composed

of

members

of

the

Single

Resolution

Board,

produces

a
resolution plan for UBS

Europe SE.
Other local recovery and resolution

plans exist for various Group

entities and jurisdictions.

Regulatory and legal developments
Developments regarding prudential

matters
In March 2022, the Swiss

Financial Market Supervisory

Authority (FINMA) presented its annual assessment of the

recovery
and resolution plans of

systemically important

financial institutions in

Switzerland as part

of the

too-big-to-fail framework.
In

its report,

FINMA

acknowledged

the

further progress

that

UBS

has

made

with

regard

to

its global

resolvability

by
significantly

reducing

the

remaining

obstacles

to

the

implementation

of

its

resolution

strategy

and

making

further
improvements

to

its

recovery

plans.

FINMA

considered

UBS’s

global

recovery

plan

and

Swiss

emergency

plan

to

be
effective, while identifying certain

areas for further improvement,

which UBS is in the

process of addressing.

In parallel, the

Swiss Federal

Council announced

the key parameters

for a public

liquidity backstop

in conjunction

with
the revision of

the Swiss Liquidity

Ordinance. The

liquidity backstop would

enable the Swiss

government and

the Swiss
National

Bank

to

support

the

liquidity

of

a

Swiss

systemically

important

bank

(SIB)

in

the

process

of

resolution.

The
introduction of the backstop is intended to increase

the confidence of market

participants in the ability of SIBs to

become
successfully recapitalized

and

remain solvent

in a

crisis situation.

The Swiss

Federal Department

of

Finance (the

FDF)

is
expected to issue a public consultation

by mid-2023.
In July

2022,

the revision

of the

Swiss Liquidity

Ordinance became

effective,

which

increases the

regulatory

minimum
liquidity requirements for SIBs from 1 January 2024.

The specific increase for UBS remains uncertain pending

supervisory
guidance

from

FINMA,

which

is

expected

to

be

communicated

to

the

firm in

the

autumn

of

2023.

Related

new

and
revised regulatory reporting requirements

became effective from the fourth quarter

of 2022

onward.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Regulatory   and   legal   developments   54
In November 2022, the Swiss Federal Council

adopted the amendments to

the Banking Act and the Banking Ordinance,
which entered into force as of 1 January 2023. The amendments enact insolvency provisions for banks into statutory law and strengthen the

deposit insurance framework. They

also replace the

current resolvability discount on

the gone concern
capital requirements for SIBs,

including UBS, with a

reduced base gone

concern capital requirement. In addition,

FINMA
has the authority to impose a surcharge of up to 25%

of the base gone concern capital requirement should obstacles to
a

SIB’s

resolvability

be

identified

in

future

resolvability

assessments.

We

currently

expect

that

our

total gone

concern
requirements will remain substantially unchan

ged in the first quarter of 2023

because of these changes.
In December

2022,

the Swiss State

Secretariat for

International Finance

changed the

expected date

on which

the final
Basel III guidelines

are to

enter

into

force, from

1 July

2024

to 1

January 2025

.

As a

result, the

Swiss implementation
timeline would

be aligned

to the currently

expected implementation

timeline in the

EU. We

currently estimate that

the
revised Basel

III framework would lead

to a further

net increase in

risk-weighted assets (RWA) of around USD 12bn,

before
taking into

account mitigating

actions and

not reflecting

the impact

of the

output floor,

which is phased

in over

time.
Our estimate includes the finalization of the Basel III framework, as well as the Fundamental Review of the Trading Book, based on

our current understanding

of the relevant

standards.

It may change

as a result

of new

or updated

regulatory
interpretations,

appropriate

conservatism

in

model

calibration,

the

implementation

of

Basel III

standards

into

national
law, changes in business

growth, market conditions and other factors.

The final degree of alignment between

the Swiss
implementation and those

in other jurisdictions, particularly

those regarding the treatment

of historical operational losses,
remains uncertain at this stage.
In

the

US, the

Securities and

Exchange

Commission

(the

SEC) has

proposed

a number

of

significant

new

and

revised
regulations, including,

among others, proposals that would significantly change order execution rules in US public equity markets and

new

disclosure

requirements

relating to

climate,

cybersecurity and

share

repurchases,

as well

as changes
relating

to

investment

companies

and

investment

advisors.

On

15 February

2023,

the

SEC

approved

rule

changes

to
shorten the settlement cycle for US

markets to trade date +1,

with the compliance date set as 28 May 2024.
US banking

regulators

are expected

to adopt

rules that

would substantially

change

how

banks’

service to

low-income
and

underserved

communities

is

evaluated

under

the

Community

Reinvestment

Act,

which,

if

adopted

as

currently
proposed,

would change measurement

of this obligation

for UBS Bank USA

.

The regulators further

propose regulations
to

implement

the

remaining

Basel III

capital

requirements,

including

the

Fundamental

Review

of

the

Trading

Book
requirements. These requirements,

when final, will affect UBS Americas Holding

LLC.
The above

proposals

from the

SEC and

the US

banking regulators

represent

a significant

regulatory

agenda,

which,

if
completed in the near future,

would likely require significant resources

to implement.
Corporate taxation in Switzerland

and the US
In December 2021,

the Organisation

for Economic Co

-operation and

Development (the OECD)

issued Global

Anti-Base
Erosion Rules

under the

Pillar 2 framework.

To

address this,

the Swiss Federal

Council launched

the consultation

of the
ordinance on the

national implementation of a global

minimum corporate tax rate in

August 2022. The

Federal Council
has proposed a minimum tax rate of 15% for Swiss firms with global earnings above EUR 750m from January 2024.

The
OECD model rules will be transformed into Swiss national law following a constitutional amendment, which is subject to a mandatory referendum,

expected by June

2023. We

do not

expect the proposed

implementation of

global minimum
taxation in Switzerland to materially impact our

effective tax rate.
As part of the Inflation Reduction

Act (the IRA) passed

by the US Congress

in August 2022, a new

corporate alternative
minimum tax (CAMT) was introduced, with an

effective date

of 1 January 2023. CAMT is calculated

as 15% of an entity’s
consolidated

financial statement

profits, without

taking

into account

pre-2019

tax loss

carry-forwards. As

a result,

the
Group

is

expected

to

incur

significant

US

current

tax

expenses,

although

these

will

be

offset

by

the

recognition

of
equivalent

benefits

in

respect

of

deferred

tax assets.

There

is no

change

to

the

Group’s effective

tax rate.

CAMT

will
temporarily defer

the accretion

of profits

to the

Group’s common

equity tier 1

(CET1)

capital, but

the amount

of such
deferral is expected

to be

recaptured in the

future through

the use of

CAMT credits. The

2022 impact on

the accretion
of CET1 capital would have been

around USD 250m.
Sanctions related to the Russia–Ukraine

war
During

2022,

the

Swiss

Federal

Council

adopted

the

EU

sanctions

against

Russia.

Recently

issued

measures

provide,
among other

things, a

legal basis

for the introduction

of price

caps for Russian

crude oil

and petroleum,

and include

a
ban

on the

provision of

certain services

to the

Russian

government and

Russian

companies. UBS’s

sanctions programs
are

designed

to

comply

with

sanctions

across

multiple

jurisdictions,

including

those

imposed

by

the

United

Nations,
Switzerland, the EU, the UK

and the US.
Developments regarding environmental,

social and governance matters
In 2022, environmental, social and

governance (ESG) matters continued

to evolve rapidly across different

jurisdictions.
In

June

2022,

two

new

self-regulation

minimum

requirements

were

issued

by

the

Swiss

Bankers

Association.

One
requirement sets standards for the consideration of sustainability criteria in the investment advisory process and the

other
regulates the mortgage advisory process.

In parallel, the Swiss Federal Council launched the Swiss

Climate Scores, which
consist of

six indicators

that provide

transparency regarding

climate-related information,

such as

carbon emissions

and
the implied temperature increase of a portfolio

.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Regulatory   and   legal   developments   55
In September 2022,

the Swiss Parliament adopted

a new federal

law on climate protection,

including provisions

related
to

emission-reduction

pathways

and

interim

targets.

The

law

provides

the

legal

basis

for

measures

to

support

the
transition to net zero in different

economic sectors, including

the financial sector. Subject to a referendum

that will take
place in June 2023, the new

law is expected to enter into force in 2024

.
The Swiss

Federal Council adopted

a revised ordinance

on climate-related

disclosures

in November 2022,

which will be
mandatory for

large companies

domiciled

in Switzerland

as of

1 January

2024.

The ordinance

makes reference

to the
recommendations of the Task Force on

Climate-related Financial Disclosures

(the TCFD) and

sets disclosure requirements
related to the

plans for the

transition to net

zero

and regarding climate-related impacts on a

company’s business activities.
In parallel, FINMA has issued guidance

on disclosures of climate-related financial

risks and announced

another review of
climate-related disclosures in

the course of 2023.
In December

2022, the Swiss

Federal Council published a

report on sustainability

in the financial

sector, in which

it defined
15 measures planned

to be implemented

in the years

2023 to 2025.

The measures aim to,

among other

things, ensure
that

more

and

better

sustainability

data

is

available

from

all

sectors

of

the

economy,

in

order

to

increase

overall
transparency. The Swiss government also adopted a position on greenwashing, stating that financial products or services
should only

be advertised as

being sustainable

if they are

aligned with

or contribute

to at least

one of

the goals

of the
wider sustainability frameworks, such as

the United Nations Sustainable

Development Goals.
In January

2023,

FINMA provided

further guidance

on

the developments

regarding

the management

of

climate risks.
FINMA

reiterated

its

expectation

that

supervised

institutions,

including

UBS,

will

establish

adequate

frameworks

for
managing climate-related

financial risks that

are adapted

to the respective

risk profile

of the

institution. In

this context,
FINMA

expects

the

supervised

financial

institutions

to

proactively

engage

with

the

recommendations

and

guidance
provided by

international bodies,

such as

the BCBS

and its

Principles for

the Effective

Management and

Supervision

of
Climate-Related Financial Risks

issued in June

2023, as well

as relevant

best practices in

the market,

and to further

develop
their tools and processes where

necessary.
In

April

2022,

the

SEC

proposed

rules

on

climate-related

disclosures.

The

proposed

rules

would

require

qualitative
disclosures on climate risk management

processes inclusive of governance,

risk identification and scenario analyses,

and
quantitative disclosures on

greenhouse gas emissions

and financial statement impacts.
The European Commission (the EC) proposed draft legislation on corporate sustainability due diligence in February 2022, requiring

companies

to

identify

and,

where

necessary,

prevent,

end

or

mitigate

adverse

impacts

of

their

activities

on
human rights

and the

environment. The

EC also published

a consultation

aiming to gain

a better understanding

of the
functioning of ESG ratings provided

by specialized rating agencies.
In

November

2022,

the

EU

finalized

the

Corporate

Sustainability

Reporting

Directive,

which

amends

the

reporting
requirements of the 2014 Non-Financial Reporting Directive for all large companies and all companies listed on regulated markets

in

the

EU.

It requires

the

first companies,

including

UBS,

to

provide

detailed

information

about

sustainability
matters in their annual financial reports

from the 2024 fiscal year onward, including the impact

of their business activities
on sustainability matters and

the influence of sustainability factors (e.g.,

climate change or human

rights issues) on their
business

model,

outlook

and

operations.

The

Swiss

Federal Council

decided

to

review

the

impact of

the

EU

rules

on
Switzerland with a consultation planned

for July 2024 at the latest.
On a global

level, the International

Sustainability Standards

Board (the

ISSB) launched

a consultation

in March

2022 on
two of

its proposed standards: one

defining general sustainability-related

disclosure requirements and the

other specifying
climate-related disclosure

requirements.

Based on

the results

of this

consultation, the

ISSB decided

to adopt

disclosure
standards on greenhouse gas emissions, to introduce scenarios for reporting on climate resilience and to identify climate-
related risks and opportunities.

The ISSB is expected to finalize its standards

by June 2023.
We expect to implement the standards

and requirements that are applicable to us

by their respective due dates.
FINMA revision of Circular 2008/21

“Operational risks and resilience – banks”
In December

2022, FINMA issued a

revised “Operational risks and

resilience – banks”

circular that incorporates

the BCBS’s
new

Principles

on

Operational

Resilience

into

the

FINMA

framework,

including

information

and

communication
technology risk, cyber risk, critical data risk, business

continuity management, cross-border

business service risk, and the
continuation

of critical

services

during

resolution

and

recovery.

A two

-year

transition

period

has been

granted

for the
implementation of

the requirements

on ensuring

operational resilience, with

the first elements

on critical functions

and
disruption tolerance

required to be

in place

by 1

January 2024 and the

remaining elements

in phases until

1 January 2026.
Swiss Federal Council approval of the revised

Anti-Money Laundering

Act
In August

2022, the Swiss

Federal Council

revised the Swiss

Anti-Money Laundering

Act and amended

the Anti-Money
Laundering Ordinance, which became effective on 1 January 2023. Among other things, the revised provisions will affect
reporting requirements, as

well as requirements

to periodically review all

clients and client data.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   56
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

war,

or acts

of terrorism,

the imposition

of sanctions,

global

trade or

global

supply chain

disruptions,
including

energy

shortages

and

food

insecurity,

changes

in

monetary

or

fiscal

policy,

changes

in

trade

policies

or
international trade

disputes, significant inflationary

or deflationary price

changes, disruptions in one

or more

concentrated
economic

sectors,

natural

disasters,

pandemics

or

local

and

regional

civil

unrest.

Such

developments

can

have
unpredictable and destabilizing

effects.

Adverse changes in interest

rates, credit spreads,

securities prices, market volatility

and liquidity, foreign

exchange rates,
commodity prices, and

other market fluctuations,

as well as

changes in investor

sentiment, can affect our

earnings and
ultimately our financial

and capital positions. As financial markets

are global and highly

interconnected, local and regional
events

can

have

widespread

effects

well

beyond

the

countries

in

which

they

occur.

Any

of

these

developments

may
adversely affect our business

or financial results.
As a

result of

significant volatility

in the

market,

our businesses

may experience

a decrease

in client

activity

levels and
market

volumes,

which

would

adversely

affect

our

ability

to

generate

transaction

fees,

commissions

and

margins,
particularly in Global Wealth Management and the Investment Bank. A market downturn would likely reduce the volume
and valuation

of assets that

we manage

on behalf

of clients, which

would reduce

recurring fee income

that is charged
based on invested assets, primarily in Global Wealth Management and Asset Management, and performance

-based fees
in Asset

Management. Such

a downturn could

also cause

a decline in

the value

of assets that we

own and

account for
as investments or trading positions.

In addition, reduced market liquidity or volatility may limit trading opportunities and
may therefore reduce transaction

-based income and may also impede our

ability to manage risks.
Geopolitical events:

For example,

the Russia–Ukraine

war has

led to

one of

the largest

humanitarian cris

es in

decades,
with

millions

of

people

displaced,

a

mass

exodus

of

businesses

from

Russia,

and

heightened

volatility

across

global
markets. In addition, as a result of

the war, several jurisdictions, including the US, the

EU, the UK, Switzerland and others,
have imposed extensive sanctions on Russia and Belarus and certain

Russian and Belarusian entities and nationals, as well
as the Russian Central Bank. Among

others, the financial sanctions include barring certain

Russian banks from

using the
Society for

Worldwide

Interbank

Financial Telecommunication

(SWIFT) messaging

system,

asset freezes

for sanctioned
individuals and

corporations,

limits on

financial

transactions

with sanctioned

entities and

individuals,

and

limitation of
deposits in

the EU

and Switzerland from

Russian persons

not entitled to

residency in

the European

Economic Area

(the
EEA) or

Switzerland. The

scale of

the conflict

and

the speed

and extent

of sanctions

may produce

many of

the effects
described in the paragraph above,

including in ways that cannot now

be anticipated.
If individual

countries

impose restrictions

on

cross-border

payments or

trade, or

other exchange

or capital

controls,

or
change their

currency (for example, if

one or more

countries should leave the

Eurozone, as a result

of the imposition

of
sanctions on

individuals,

entities or

countries, or

escalation

of trade

restrictions

and

other actions

between

the US,

or
other

countries,

and

China),

we

could

suffer

adverse

effects

on

our

business,

losses

from

enforced

default

by
counterparties, be unable to access our

own assets or be unable

to effectively manage our risks.
We could

be materially

affected

if a

crisis develops,

regionally or

globally,

as a

result

of disruptions

in markets

due

to
macroeconomic or political developments,

trade restrictions,

or the failure of a major

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
products

for

wealth

management

clients,

in

particular

with

European

and

Asian

underlyings.

Our

performance

may
therefore be more affected

by political, economic

and market developments

in these regions

and businesses than

some
other financial service providers.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   57
COVID-19 pandemic:

The COVID-19 pandemic, the governmental measures

taken to manage it, and related

effects, such
as labor market displacements, supply chain disruptions, and inflationary pressures, have adversely affected, and may still
adversely

affect,

global

and

regional

economic

conditions,

resulting

in

contraction

in

the global

economy,

substantial
volatility in

the financial

markets, crises

in markets

for goods

and

services, as

well

as significant

disruptions

in

certain
regional real estate

markets, increased unemployment, increased credit

and counterparty risk,

and operational challenges.
While in

most

jurisdictions

the pandemic

-related

governmental measures

were

reversed,

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

levels of

client activity

and demand

for our products

and
services, increased

utilization

of lending

commitments, significantly

increased

client defaults,

continued

and increasing
credit and valuation losses in our loan portfolios, loan commitments and other assets, and impairments of other financial assets. A

fall in

equity markets

and

a consequent

decline in

invested assets

would

also reduce

recurring fee

income in
our Global Wealth Management and

Asset Management businesses, as UBS experienced in the second quarter of

2022.
These factors and other consequences of

the COVID-19 pandemic may

negatively affect our financial condition, including
possible

constraints on

capital and

liquidity,

as well

as a

higher cost

of capital,

and

possible

downgrades

to our

credit
ratings.
The

extent

to

which

the

pandemic,

the

ongoing

Russia–Ukraine

war,

and

current

inflationary

pressures

and

related
adverse economic conditions affect our businesses, results of operations and financial condition, as well as our regulatory
capital and

liquidity ratios,

will depend

on future

developments,

including

the effects

of the

current conditions

on our
clients, counterparties, employees and

third-party service providers.
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

to impairments and

defaults on

these credit exposures.

Losses may be

exacerbated by declines

in
the value

of collateral securing

loans and other

exposures. In our

prime brokerage, securities finance

and Lombard lending
businesses,

we

extend

substantial

amounts

of

credit

against

securities

collateral,

the

value

or

liquidity

of

which

may
decline

rapidly.

Market

closures

and

the

imposition

of

exchange

controls,

sanctions

or

other

measures

may limit

our
ability to

settle existing

transactions

or to

realize on

collateral, which

may result

in

unexpected

increases in

exposures.
Our Swiss mortgage

and corporate

lending portfolios

are a large

part of our

overall lending.

We are therefore

exposed
to the risk

of adverse

economic developments

in Switzerland,

including property

valuations

in the housing

market, the
strength of the Swiss franc and its effect on Swiss exports, return to negative interest rates applied by the Swiss National
Bank, economic

conditions within

the Eurozone

or the

EU, and

the evolution

of agreements

between Switzerland

and
the EU or EEA, which

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
Interest rate trends and changes

could negatively affect our financial results
UBS’s

businesses are

sensitive to

changes

in interest

rate trends.

A prolonged

period

of low

or negative

interest rates,
particularly in

Switzerland and

the Eurozone,

adversely affected the

net interest

income generated

by UBS’s

Personal &
Corporate Banking and Global Wealth Management businesses prior to 2022. Actions that UBS took to mitigate adverse effects on income, such

as the introduction

of selective deposit

fees or minimum

lending rates, contributed

to outflows
of customer

deposits

(a key

source

of funding

for UBS),

net new

money outflows

and

a declining

market share

in its
Swiss lending business.
During 2022, interest rates

increased sharply in the US and

most other markets,

including a shift from negative to

positive
central bank policy rates in the Eurozone and Switzerland, as central banks responded to higher inflation. Higher interest rates generally

benefit

UBS’s

net

interest

income.

However,

as

returns

on

alternatives

to

deposits

increase

with

rising
interest rates, such as returns

on money market funds, UBS has

experienced outflows from customer deposits

and shifts
of deposits

from lower-interest account

types to accounts

bearing higher

interest rates,

such as

savings and

certificates
of

deposit,

particularly in

the

US,

where

rates have

rapidly

increased.

Customer

deposit

outflows

may require

UBS

to
obtain alternative funding,

which would likely be more costly than customer deposits.

Our shareholders’ equity and

capital are also affected by changes in

interest rates.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   58
Currency

fluctuation may have an adverse effect

on our profits, balance

sheet and regulatory capital

We are

subject to

currency fluctuation

risks. Although

our change

from the

Swiss franc

to the

US dollar

as our

Group
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

4.5bn by

the court

of first

instance in
France. This

award was

reduced

to an

aggregate of

EUR 1.8bn

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
For a number of years,

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

dialogue

with regulators

concerning the

actions we

are taking

to improve

our operational
risk management, risk control, anti

-money laundering, data management and

other frameworks, and

otherwise seek to
meet supervisory expectations, but

there can be no assurance that our efforts will have the desired effects. As a result of
this history, our level of risk with respect to

regulatory enforcement may be greater

than that of some of

our peers.
Substantial changes in regulation

may adversely affect our businesses and

our ability to execute our strategic plans
Since the

financial crisis

of 2008,

we have

been

subject to

significant regulatory

requirements,

including

recovery and
resolution planning,

changes in

capital and prudential

standards, changes

in taxation

regimes as a

result of

changes in
governmental administrations,

new

and revised

market standards

and

fiduciary duties,

as well

as new

and developing
environmental, social and governance standards and requirements. Notwithstanding attempts by regulators to align their
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

likely be

subject to

further regulatory

scrutiny,

as well

as measures

that

may further

constrain

our strategic
flexibility.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   59
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
automatic

exchange

of

tax

information,

and

as

a

result

of

the

measures

UBS

has

implemented

in

response

to

these
changes. Further changes in local tax

laws or regulations and

their enforcement, additional cross

-border tax information
exchange

regimes,

national

tax amnesty

or

enforcement

programs

or

similar

actions

may affect

our

clients’ ability

or
willingness to do business

with us and could result in additional cross

-border outflows.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   60
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
contracts

of

the

entity subject

to

proceedings

to

another

entity; (ii)

stay

for

a

maximum

of

two

business

days

(a) the
termination of,

or the exercise

of rights

to terminate,

netting rights,

(b) rights

to enforce

or dispose

of certain

types of
collateral

or

(c)

rights

to

transfer

claims,

liabilities

or

certain

collateral,

under

contracts to

which

the

entity

subject

to
proceedings is a party; and / or (iii) partially or fully write down the equity capital and regulatory capital instruments and,
if such regulatory capital is fully written down, write

down or convert into equity the other debt instruments of the entity subject

to

proceedings.

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

other participatio

n

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

obligations of an

entity subject to

a Swiss restructuring

proceeding

may have their

obligations written

down
or converted into

equity even though obligations ranking

on par

with such

obligations are not

written down or

converted.

Developments in sustainability, climate, environmental

and social standards and

regulations may affect our business

and
impact our ability to fully realize our goals
We have set ambitious goals

for environmental, social and governance (ESG)

matters. These goals include our

ambitions
for environmental sustainability

in our operations, including

carbon emissions,

in the business

we do with clients and

in
products that we offer.

They also include goals or ambitions for diversity in our workforce and supply chain, and support for the United

Nations Sustainable

Development

Goals. There

is substantial

uncertainty

as to

the scope

of actions

that
may be required of

us, governments and others to

achieve the goals we have set, and

many of our goals and

objectives
are

only

achievable

with

a

combination

of

government

and

private

action.

National

and

international

standards

and
expectations,

industry

and

scientific practices,

and

regulatory

taxonomies

and

disclosure

obligations

addressing

these
matters are relatively

immature and

are rapidly evolving.

In many cases,

goals and

standards are

defined at

a high level
and

can

be

subject

to

different

interpretations.

In

addition,

there

are

significant

limitations

in

the

data

available

to
measure our climate and other goals. Although we have defined and disclosed our goals based on the standards existing at

the

time of

disclosure,

there

can

be

no

assurance (i)

that

the

various

ESG

regulatory and

disclosure

regimes

under
which we

operate will

not

come

into conflict

with

one

another,

(ii) that

the current

standards

will not

be interpreted
differently than our understanding

or change in a manner that substantially increases

the cost or effort for us to achieve
such goals or (iii) that additional data or methods, whether voluntary or required by regulation,

may substantially change
our calculation of our goals

and aspirations.

It is possible that such

goals may prove

to be considerably more

difficult or
even

impossible

to

achieve.

The

evolving

standards

may

also

require

us

to

substantially

change

the

stated

goals

and
ambitions. If we are

not able to achieve

the goals we have

set, or can

only do so at significant

expense to our business,
we

may

fail

to

meet

regulatory

expectations,

incur

damage

to

our

reputation

or

be

exposed

to

an

increased

risk

of
litigation or other adverse action.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   61
While ESG regulatory regimes and international standards are being developed, including to require consideration of ESG
risks in investment decisions,

some jurisdictions,

notably in the US, have

developed rules

restricting the consideration

of
ESG factors in investment and business

decisions. Under these anti-ESG rules,

companies that are perceived as

boycotting
or discriminating against certain industries may be restricted from doing business with certain governmental entities. Our
businesses

may

be

adversely

affected

if

UBS

is

considered

as

discriminating

against

companies

based

on

ESG
considerations, or if further anti-ESG rules

are developed or broadened.
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

deferred tax assets

(DTAs),

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
statements

in

the

periods

when

changes

occur.

Estimates

of

provisions

may be

subject

to

a

wide

range

of

potential
outcomes and

significant uncertainty.

For example,

the broad

range of

potential outcomes

in our

legal proceeding

s

in
France

and in the US relating to residential mortgage-backed securities increase the uncertainty associated with assessing the

appropriate

provision.

If

the

estimates

and

assumptions

in

future

periods

deviate

from

the

current

outlook,

our
financial results may also be negatively

affected.

Changes to IFRS or interpretations thereof may cause future

reported results and financial position to

differ from current
expectations, or

historical results

to differ

from those

previously reported

due to

the adoption

of accounting

standards
on a retrospective basis. Such changes may also affect our

regulatory capital and ratios. For example, the introduction of
the

ECL

regime

under

IFRS 9

in

2018

fundamentally

changed

how

credit

risk arising

from

loans,

loan

commitments,
guarantees

and

certain revocable

facilities

is

accounted

for.

Under

the

ECL

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

strength
Capital

strength

enables

us

to

grow

our

businesses

and

absorb

increases

in

regulatory

and

capital

requirements.

It
reassures our clients and stakeholders,

allows us to

maintain our capital return

policy and contributes to

our credit ratings.
Our capital

and

leverage ratios

are driven

primarily by

RWA, the

leverage ratio

denominator

and

eligible capital,

all of
which may fluctuate based on a number of factors, some of which are outside of our control. Our ability to maintain our capital ratios is subject

to numerous risks, including the financial results of

our businesses, the effect of changes to

capital
standards, methodologies and interpretations

that may

adversely affect the

calculation of our capital

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

that change

the level

of goodwill,

changes in

temporary
differences

related

to

DTAs

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
well as the finalization of

the Basel III framework

and Fundamental Review of the Trading

Book promulgated by the BCBS,
which are expected to increase our RWA.
The

leverage

ratio

is

a

balance

sheet-driven

measure

and

therefore

limits

balance

sheet-intensive

activities,

such

as
lending,

more than

activities that

are less

balance sheet

intensive, and

it may

constrain

our business

even if

we satisfy
other risk-based capital requirements. Our leverage ratio denominator is driven by, among other things, the level of client
activity, including

deposits

and

loans,

foreign

exchange

rates,

interest

rates

and

other

market

factors.

Many

of

these
factors are wholly or partly outside

of our control.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   62
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
Furthermore,

based on

prior years’ tax losses,

we have recognized

DTAs

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

and operational risks
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

information proce

ssors and

central counterparties.

Any failure

of our

or third

-party systems could
have

an

adverse

effect

on

us.

These

risks

may

be

greater

as

we

deploy

newer

technologies,

such

as

blockchain,

or
processes, platforms or products

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
As a significant proportion of our staff have been and will continue working from outside the office, we have faced, and
will

continue

to

face,

new

challenges

and

operational

risks,

including

maintenance

of

supervisory

and

surveillance
controls, as

well as increased

fraud and

data security risks.

While we

have taken measures

to manage

these risks, such
measures have never been tested on the scale or duration that we are currently experiencing, and there is risk that these
measures will prove not

to have been effective in the

current unprecedented

operating environment.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   63
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

extremists have also

increased in

frequency and sophistication. Current
geopolitical

tensions

have also

led

to increased

risk of

cyberattack

from foreign

state acto

rs. In

particular,

the Russia–
Ukraine war and the imposition of

significant sanctions on Russia by

Switzerland, the US, the EU, the UK and others has
resulted and may continue to result

in an increase in the risk of cyberattacks.

Financial services

firms have

increasingly been

subject to

breaches

of security and

to cyber-

and other

forms of

attack,
some of

which are

sophisticated

and

targeted attacks

intended

to gain

access to

confidential

information

or systems,
disrupt service or steal or destroy data. These attacks may occur on our own systems or on the systems that are operated by external service

providers, may be attempted through the introduction of “ransomware,” viruses or malware, phishing
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
may not immediately

detect a particular

breach or

attack. Once a

particular attack is

detected, time may

be required

to
investigate and assess the nature and extent of

the attack, and to restore and test

systems and data. If a successful attack
occurs at a

service provider,

as we have

recently experienced,

we may

be dependent

on the

service provider’s ability

to
detect the attack,

investigate and

assess the

attack and successfully

restore the

relevant systems and

data. A

successful
breach

or

circumvention

of

security

of

our

or

a

service

provider’s

systems

or

data

could

have

significant

negative
consequences for us, including

disruption of our operations, misappropriation

of confidential information concerning

us
or our

clients, damage

to our

systems, financial

losses for

us or

our clients,

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
and regulations. Notwi

thstanding this, US regulators

have found deficiencies in the design

and operation of anti-money
laundering

programs

in

our

US

operations.

We

have

undertaken

a

significant

program

to

address

these

regulatory
findings with the objective of fully meeting regulatory expectations for our programs. Failure to maintain and implement
adequate

programs

to

combat

money

laundering,

terrorist financing

or

corruption,

or

any

failure

of

our

programs

in
these areas,

could have serious

consequences both

from legal enforcement

action and

from damage

to our reputation.
Frequent changes in

sanctions imposed and increasingly

complex sanctions imposed on

countries, entities and

individuals,
as exemplified by the breadth and

scope of the sanctions imposed

in relation to the war

in Ukraine, increase our

cost of
monitoring and complying with sanctions

requirements and increase the risk that we will not identify in a timely manner client activity that is subject to a sanction.
As

a

result

of

new

and

changed

regulatory

requirements

and

the

changes

we

have

made

in

our

legal

structure,

the
volume, frequency

and

complexity of

our regulatory

and

other reporting

has remained

elevated. Regulators

have also
significantly

increased

expectations

regarding

our

internal

reporting

and

data

aggregation,

as

well

as

management
reporting.

We

have

incurred,

and

continue

to

incur,

significant

costs

to

implement

infrastructure

to

meet

these
requirements.

Failure

to

meet

external

reporting

requirements

accurately

and

in

a

timely

manner

or

failure

to

meet
regulatory expectations

of internal reporting,

data aggregation

and management reporting

could result in

enforcement
action or other adverse consequences

for us.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   64
In addition, despite the

contingency plans that we

have in place,

our ability

to conduct business may

be adversely affected
by a

disruption in

the infrastructure

that supports

our businesses

and the

communities in

which we

operate. This

may
include

a

disruption

due

to

natural

disasters,

pandemics,

civil

unrest,

war

or

terrorism

and

involve

electrical,
communications, transportation

or other services

that we use

or that are

used by

third parties with

whom we

conduct
business.
We may not be successful in the ongoing

execution of our strategic plans
We have transformed UBS

to focus on our Global

Wealth Management business

and our universal bank

in Switzerland,
complemented

by Asset

Management

and

a significantly

smaller and

more capital

-efficient

Investment Bank;

we have
substantially

reduced

the

risk-weighted

assets

and

leverage

ratio

denominator

usage

in

Group

Functions;

and

made
significant cost

reductions.

Our ongoing

strategic initiatives focus

on growing

our business

in the Americas

and in

Asia
Pacific, particularly China,

and investing

in technology

to differentiate our

service to

clients, and

implementing

an agile
mode of work. These measures

will require significant change

in our organization and we may not succeed

in executing
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

be

successfully

completed,

fully

achieve

our

objectives or

improve

our

ability to

attract

and

retain

clients.

In
addition, we

face competition in

providing digitally enabled

offerings from

both existing

competitors and new

financial
service

providers

in

various

portions

of

the

value

chain.

For

example,

technological

advances

and

the

growth

of
e-commerce have made

it possible for e

-commerce firms and

other companies

to offer products

and services that were
traditionally

offered

only

by

banks.

These

advances

have

also

allowed

financial

institutions

and

other

companies

to
provide

digitally

based

financial

solutions,

including

electronic

securities

trading,

payments

processing

and

online
automated algorithmic

-based investment

advice at a

low cost to

their clients.

We may

have to lower

our prices,

or risk
losing clients as a result.

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
Changes in our workforce as

a result of outsourcing,

nearshoring, offshoring,

insourcing or staff reductions,

or changes
that arise from the introduction

of work from home or other flexible ways

of working or

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

Controlled risk-

taking is a

major part of

the business

of a financial

services

firm. Some

losses from

risk-taking

activities
are inevitable, but to be

successful over time,

we must balance the risks

we take against

the returns generated. Therefore,
we must diligently

identify,

assess, manage

and control our

risks, not only in normal

market conditions but

also as they
might develop under more extreme,

stressed condi

tions, when concentrations of

exposures can lead to severe losses.

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

or

–

collateral or other

security provided

by our

counterparties and

clients proves inadequate

to cover their

obligations at
the time of default.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   65
We also hold legacy

risk positions, primarily

in Group Functions, that,

in many cases, are

illiquid and may

again deteriorate
in value.
We also manage risk on

behalf of our clients.

The performance of assets

we hold for our

clients may be adversely

affected
by the same

aforementioned factors.

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

new technology

-based market entrants,

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

technology,

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

and

improvements

tend

to

be

slow

and

difficult

to

measure.

In

the

past,

our

reputation

has

been

adversely
affected by

our losses

during

the financial

crisis, investigations

into our

cross-border

private banking

services, criminal
resolutions of LIBOR-related and

foreign exchange matters,

as well as

other matters. We

believe that reputational damage
as

a

result

of

these

events

was

an

important

factor

in

our

loss

of

clients

and

client

assets

across

our

asset-gathering
businesses. New events that cause

reputational damage could have

a material adverse effect on our

results of operation
and financial condition, as well as our

ability to achieve our strategic goals

and financial targets.

Annual Report 2022 |
Our   strategy,   business   model   and   environment   |   Risk   factors   66
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

wholesale deposits and

the regular

issuance of money

market securities. A change

in the availability of short-
term funding could occur quickly.
The addition

of loss

-absorbing debt

as a

component

of capital

requirements,

the regulatory

requirements

to maintain
minimum TLAC

at UBS’s

holding

company and

at subsidiaries,

as well

as the

power of

resolution

authorities to

bail in
TLAC instruments and other debt obligations,

and uncertainty as to how such powers will be exercised, caused and may
still cause further increase of our cost of funding, and could potentially increase the total amount of funding required,

in
the absence of other changes

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

ratio of high

-quality liquid assets

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

make assumptions

about the

relative likelihood

and amount

of outflows

of funding

and available
sources

of additional

funding

in market-wide

and

firm-specific

stress situations.

In an

actual stress

situation,

however,
our funding outflows could

exceed the assumed amounts.

Annual Report 2022 |
Financial   and   operating   performance   |   Accounting   and   financial   reporting   67
Financial and operating
performance
Management report

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
–

expected credit loss measurement;
–

fair value measurement;
–

income taxes;
–

provisions and contingent liabilities;
–

post-employment benefit plans;
–

goodwill; and

–

consolidation of structured entities.
›

Refer to “Note 1a

Material accounting

policies” in the

“Consolidated

financial statements”

section

of this report for more
information
›

Refer to the “Risk

factors” section of

this report for more

information

Annual Report 2022 |
Financial   and   operating   performance   |   Group   perf ormance   68
Group performance
Income statement
For the year ended % change from
USD m 31.12.22 31.12.21 31.12.20 31.12.21
Net interest income 6,621 6,705 5,862 (1)
Other net income from financial instruments measured

at fair value through profit or

loss
7,517 5,850 6,960 28
Net fee and commission income 18,966 22,387 19,186 (15)
Other income 1,459 452 1,076 223
Total revenues 34,563 35,393 33,084 (2)
Credit loss expense / (release)
29 (148) 694
Personnel expenses 17,680 18,387 17,224 (4)
General and administrative expenses 5,189 5,553 4,885 (7)
Depreciation, amortization and impairment of non

-financial assets
2,061 2,118 2,126 (3)
Operating expenses 24,930 26,058 24,235 (4)
Operating profit / (loss) before

tax
9,604 9,484 8,155 1
Tax expense / (benefit)

1,942 1,998 1,583 (3)
Net profit / (loss) 7,661 7,486 6,572 2
Net profit / (loss) attributable to non-controlling

interests
32 29 15 11
Net profit / (loss) attributable to shareholders 7,630 7,457 6,557 2
Comprehensive income
Total comprehensive income

3,167

5,119

8,312

(38)
Total comprehensive income attributable to

non-controlling interests

18

13

36

39
Total comprehensive

income attributable to shareholders

3,149

5,106

8,276

(38)

2022 compared

with 2021
Results
In 2022,

net profit attributable

to shareholders

increased by

USD 173m,

or 2%,

to USD

7,630m, which

included a

net
tax expense of USD 1,942m

.
Operating

profit

before

tax

increased

by

USD 120m,

or

1%,

to

USD 9,604m,

reflecting

lower

operating

expenses,
partly offset

by lower

total revenues.

Operating

expenses

decreased

by USD 1,128m,

or 4%,

to USD 24,930m,

which
included

positive

foreign

currency

effects.

This

decrease

was

mainly

driven

by

USD 707

m

lower

personnel

expenses
and

USD 364m

lower

general

and

administrative

expenses.

Net

credit

loss

expenses

were USD

29m,

compared

with
net credit loss releases of USD 148m in the prior year.

Total revenues decrease

d

by USD 830

m, or 2%, to

USD 34,563m,
which included

negative

foreign

currency

effects.

Net

fee

and

commission

income

decreased

by USD

3,421m,

partly
offset

by

a

USD 1,582m

increase

in

total

combined

net

interest

income

and

other

net

income

from

financial
instruments

measured

at fair

value through

profit or

loss,

as well as

USD

1,007

m

higher

other income.

Total revenues
Net interest income and other

net income from financial instruments measured

at fair value through

profit or loss
Total

combined

net

interest

income

and

other

net

income

from

financial instruments

measured

at

fair

value

through
profit or loss increased by USD

1,582m to USD

14,137m.
Global Wealth Management increased

by USD 1,014m to USD 6,355m, predominantly due

to higher net

interest income,
mainly driven by an increase in

deposit revenues, as rising

interest rates led to higher

deposit margins. This increase was
partly offset by

the effects of

shifts to

lower-margin products

and higher

interest rates paid

to clients. In

addition,

loan
revenues decreased,

driven by lower loan margins.
The

Investment

Bank

increased

by

USD 702m

to

USD 5,769m,

mainly

reflecting

USD 803m

higher

net

income

in
Financing, largely due to a loss of

USD 861m incurred in the first half of 2021

on the default of a US-based client of our
prime

brokerage

business.

In

addition,

Derivatives &

Solutions

increased

by

USD 320m,

driven

by

Rates

and

Foreign
Exchange, which

benefited from elevated

volatility due

to inflationary concerns

and the actions

of central banks,

partly
offset

by

decreases

in

Equity

Derivatives

and

Credit

revenues

due

to

lower

levels

of

client

activity.

The

increases

in
Financing and Derivatives & Solutions were partly offset by a USD 409m decrease in Global Banking, mainly due to lower
revenues in Leveraged Capital Markets.

Annual Report 2022 |
Financial   and   operating   performance   |   Group   perf ormance   69
Personal &

Corporate Banking increased by

USD 128m, predominantly driven by

an increase in

net interest

income, mainly
reflecting higher

deposit revenues,

as a

result of

rising interest

rates. This

increase was

partly offset

by a

lower benefit
from the Swiss National Bank deposit

exemption and a decrease

in deposit fees.
Group Functions recognized negative

income of USD 649m, compared

with negative income of USD 397m,

mainly driven
by higher funding costs related to deferred tax

assets (DTAs) and capitalized software in Group Services and negative net effects of accounting

asymmetries,

including hedge

accounting ineffectiveness,

within Group

Treasury. These

changes were
partly offset by

higher valuation

gains on auction rate

and other securities

in Non-core

and Legacy Portfolio.
›

Refer to “Note 3

Net interest income

and other net income

from financial instruments

measured at fair value

through profit or
loss” in the “Consolidated

financial statements”

section of this

report for more information

Net interest income and

other net income from

financial instruments

measured at fair

value through profit

or loss
For the year ended % change from
USD m 31.12.22 31.12.21 31.12.20 31.12.21
Net interest income from financial instruments measured

at amortized cost and fair value through

other
comprehensive income 5,218 5,274 4,563 (1)
Net interest income from financial instruments measured

at fair value through profit or

loss and other
1,403 1,431 1,299 (2)
Other net income from financial instruments measured

at fair value through profit or

loss
7,517 5,850 6,960 28
Total 14,137 12,555 12,822 13
Global Wealth Management 6,355 5,341 5,039 19
of which: net interest income 5,273 4,244 4,027 24
of which: transaction-based income from foreign

exchange and other intermediary activity

1
1,082 1,097 1,012 (1)
Personal & Corporate Banking

2,685 2,557 2,459 5
of which: net interest income

2,191 2,120 2,049 3
of which: transaction-based income from foreign

exchange and other intermediary activity

1
494 437 409 13
Asset Management (23) (13) (16) 75
Investment Bank

2
5,769 5,067 5,643 14
Global Banking 187 596 585 (69)
Global Markets 5,582 4,471 5,057 25
Group Functions (649) (397) (302) 64
1 Mainly includes spread

-related income in connection with

client-driven transactions,

foreign currency translation

effects and income and

expenses from precious

metals, which

are included in the income

statement
line Other net income from

financial instruments

measured at fair value

through profit or

loss. The

amounts reported

on this line are

one component of

Transaction-

based income in the

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

Bank” section of this report.

Net fee and commission income
Net fee and commission income decreased

by USD 3,421m

to USD 18,966m.
Underwriting

fees

decreased

by

USD 884m

to

USD 579m,

mainly driven

by

lower

equity

underwriting

revenues

from
public offerings in the Investment Bank

,

reflecting lower levels of client activity.
Net

brokerage

fees

decreased

by

USD 841m

to USD

3,282m,

driven

by

Global

Wealth Management,

reflecting

lower
levels of client activity, and by the Investment

Bank, mainly in relation to Cash Equities, partly offset by higher net income from foreign exchange products

.
Investment fund

fees decreased

by USD 848m,

driven by

Asset Management

and Global

Wealth Management,

mainly
reflecting negative

market performance.

In addition,

performance-based

fee income

in Asset

Management

decreased,
mainly

in

Hedge

Fund

Businesses

and

Equities.

Fees

for

portfolio

management

and

related

services

decreased

by
USD 703m,

predominantly

driven by

Global Wealth

Management,

also reflecting

negative market

performance,

partly
offset by incremental revenues from net new

fee-generating assets.

M&A and corporate finance fees decreased by USD 298m to USD 804m, primarily reflecting lower revenues from merger
and acquisition transactions

in our Global Banking

business in the Investment Bank,

due to a decrease in the

number of
transactions that closed in 2022.
›

Refer to “Note 4

Net fee and commission

income”

in the “Consolidated

financial statements”

section of this

report for more
information
Other income
Other income increased by USD

1,007m to USD 1,459m,

mainly driven by higher gains from

disposals of associates and
subsidiaries, largely reflecting a gain of USD 848m in Asset Management on the sale of our shareholding in our Japanese real estate joint venture, Mitsubishi Corp.-UBS Realty Inc. In addition, there were gains in Global Wealth Management of
USD 133m

on

the

sale

of

our

domestic

wealth

management

business

in

Spain,

USD 86m

on

the

sale

of

UBS

Swiss
Financial Advisers AG

and USD

41m on

the sale of

our US

alternative investments administration

business.

These gains
compared

with

a

gain

of

USD 100m

in

2021

in

Global

Wealth

Management

from

the

sale

of

our

domestic

wealth
management business in Austria

.

In addition, we

recognized USD 98m

of gains related

to the repurchase

of UBS’s own
debt instruments, compared with losses

of USD 60m

in the prior year.

These gains were partly offset by USD

76m lower
net gains from properties held

for sale.

›

Refer

to “Note 5 Other

income”

in the “Consolidated

financial statements”

section of this

report for more information
›

Refer to “Note 29

Changes in organization

and acquisitions

and disposals

of subsidiaries and

businesses” in

the “Consolidated
financial statements”

section of this

report for more information

about the gains

from disposals

of associates and subsidiaries

Annual Report 2022 |
Financial   and   operating   performance   |   Group   perf ormance   70
Credit loss expense / release
Total

net

credit

loss

expenses

were

USD 29m,

compared

with

net

credit

loss

releases

of

USD 148m

in the

prior

year,
reflecting net expenses

of USD 29m

related to stage 1 and

2 positions.
›

Refer to “Note 9

Financial assets at

amortized cost

and other positions

in scope of expected

credit loss

measurement” and
“Note 19 Expected

credit loss measurement”

in the “Consolidated

financial statements”

section of this

report for more
information about credit

loss expenses

/ releases
›

Refer to the “Risk

factors” section of

this report for more

information

Credit loss expense

/ (release)
USD m
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the year ended

31.12.22
Stages 1 and 2 (5) 27 0 6 1 29
Stage 3 5 12 0 (18) 2 0
Total credit loss expense /

(release)
0 39 0 (12) 3 29
For the year ended

31.12.21
Stages 1 and 2 (28) (62) 0 (34) 0 (123)
Stage 3 (1) (24) 1 0 0 (25)
Total credit loss expense /

(release)
(29) (86) 1 (34) 0 (148)
For the year ended

31.12.20
Stages 1 and 2 48 129 0 88 0 266
Stage 3 40 128 2 217 42 429
Total credit loss expense /

(release)
88 257 2 305 42 694

Operating expenses
Personnel expenses
Personnel expenses decreased by USD 707m to USD 17,680m

,

mainly driven by USD 352m lower variable compensation
related

to

financial

advisors,

following

a

decrease

in

compensable

revenues.

Furthermore,

salary

costs

decreased

by
USD 294m,

as an underlying increase from higher

salaries and an increase

in the number of employees

were more than
offset

by

foreign

currency

translation

effects.

Other

personnel

expenses

were

USD 87m

lower,

primarily

reflecting

a
decrease in the number of contractors

.
›

Refer to the “Compensation”

section of this

report for more information
›

Refer to “Note 6

Personnel expenses,”

“Note 26 Post-employment

benefit plans”

and “Note 27

Employee benefits:

variable
compensation” in

the “Consolidated

financial statements”

section of this report

for more information
General and administrative expenses
General and

administrative expenses

decreased

by USD

364m

to USD

5,189m,

mainly reflecting

USD 563m

lower net
expenses

for

litigation,

regulatory

and

similar

matters,

as

2021

included

expenses

of

USD 740m

related

to

litigation
provisions

for the

French

cross-border

matter.

This was

partly

offset

by higher

expenses

for travel

and

entertainment,
technology,

and consulting fees.
We

believe

that

the

industry

continues

to

operate

in

an

environment

in

which

expenses

associated

with

litigation,
regulatory and similar

matters will

remain elevated for

the foreseeable

future, and we

continue to be

exposed to a

number
of significant claims and

regulatory matters. The outcome

of many of these

matters, the timing of

a resolution, and

the
potential effects

of resolutions

on

our future

business,

financial results

or

financial

condition

are extremely

difficult

to
predict.
›

Refer to “Note 7

General and administrative

expenses” and “Note

17 Provisions

and contingent

liabilities” in

the “Consolidated
financial statements”

section of this

report for more information

Annual Report 2022 |
Financial   and   operating   performance   |   Group   perf ormance   71
Operating expenses
For the year ended % change from
USD m 31.12.22 31.12.21 31.12.20 31.12.21
Personnel expenses

17,680 18,387 17,224 (4)
of which: salaries 7,045 7,339 7,023 (4)
of which: variable compensation 7,954 8,280 7,520
3
(4)
of which: performance awards 3,205 3,190 3,209 0
of which: financial advisors
1
4,508 4,860 4,091 (7)
of which: other 241 229 220 5
of which: other personnel expenses
2
2,681 2,768 2,680
3
(3)
General and administrative expenses

5,189 5,553 4,885 (7)
of which: net expenses for litigation, regulatory and similar matters
348 911 197 (62)
of which: other general and administrative expenses 4,841 4,642 4,688 4
Depreciation, amortization and impairment of non

-financial assets
2,061 2,118 2,126 (3)
Total operating

expenses
24,930 26,058 24,235 (4)
1 Consists of cash and deferred compensation awards and is based on compensable revenues and firm tenure using a formulaic approach. It also includes expenses related to compensation commitments with financial
advisors entered into at the time

of recruitment that are subject to

vesting requirements.

2 Consists of expenses

related to contractors,

social security, post-employment

benefit plans, and other

personnel expenses.
Refer to “Note 6 Personnel expenses”

in the “Consolidated financial statements” section

of this report for more information.

3 During 2020, UBS modified the conditions for continued

vesting of certain outstanding
deferred compensation

awards for

qualifying employees,

resulting in

an expense

of approximately

USD 280m, of

which

USD 240m i

s

disclosed within

Variable compensation

and USD 40m

within Other

personnel
expenses in this table.
Tax
Income tax

expenses of USD 1,942m were recognized for

the Group in 2022, representing an

effective tax rate

of 20.2%,
compared with

USD 1,998m

for 2021,

which represented

an effective tax

rate of

21.1%.

The income tax

expenses for
2022 included Swiss tax expenses of

USD 715m and non-Swiss

tax expenses of USD 1,227m.
The Swiss tax expenses included current tax expenses of USD 730m related to taxable profits of UBS Switzerland AG and other Swiss entities. They also included

a deferred tax benefit of USD 15m.
The non

-Swiss tax expenses

included current

tax expenses

of USD 718m

related to taxable

profits earned

by non

-Swiss
subsidiaries and

branches and

net deferred

tax expenses of USD 509m.

Expenses of USD 678m,

which primarily related
to

the

amortization

of

DTAs

previously

recognized

in

relation

to

tax losses

carried

forward

and

deductible temporary
differences of

UBS Americas Inc.,

were partly

offset by a

benefit of

USD 169m

in respect of

net upward

revaluations of
DTAs for certain entities, primarily in

connection with our business

planning process.
The effective tax rate for the year of 20.2%

is lower than our projected

rate for the year of 24%,

primarily as a result of
the aforementioned deferred tax benefit of USD 169m in respect of net upward revaluations of DTAs and because no tax
expenses were recognized in

respect of pre-tax gains from dispositions

of UBS subsidiaries in 2022.
Excluding any

potential effects

from the remeasurement

of DTAs

in connection

with the business

planning process

and
any material

jurisdictional statutory tax rate

changes that could

be enacted, we

expect a tax

rate for 2023 of

around 23%.
›

Refer to “Note 8 Income

taxes”

in the “Consolidated

financial statements”

section of this

report for more information
›

Refer to the “Risk

factors” section of

this report for more

information
Total comprehensive income attributable

to shareholders
In 2022, total comprehensive income attributable to shareholders was USD

3,149m, reflecting net profit of USD 7,630m
and negative other comprehensive income

(OCI), net of tax, of USD 4,481

m.
OCI related to cash flow hedges

was negative USD 4,793m, mainly reflecting net unrealized losses on US dollar hedging
derivatives resulting from significant

increases in the relevant US dollar

long-term interest rates.
Foreign currency translation OCI was negative

USD 525m, mainly due to the weakening

of the Swiss franc (1%) and the
euro (6%) against the US

dollar.
Defined benefit plan OCI, net of tax, was negative USD 10m.

Total net pre-tax OCI related to the Swiss pension plan was
negative

USD 285m.

This

was

predominantly

driven

by

an

extraordinary

employer

contribution

of

USD 209m

that
increased the gross plan assets and

resulted in an offsetting OCI loss as no net pension asset could be recognized on the
balance

sheet

as

of

31 December

2022

due

to

the

asset

ceiling.

As

announced

in 2018,

UBS

agreed

to mitigate

the
effects from changes

to the Swiss

pension plan

implemented in

2019

and contributed CHF

646m (USD 698m)

in three
installments in 2020,

2021 and 2022. The extraordinary contribution

of USD 209m

in the first quarter of 2022 reflected
the third and final installment paid.
Total pre-tax OCI related to our non

-Swiss pension plans

was positive USD 212m, mostly driven by

the UK pension plan,
which recorded

positive net pre

-tax OCI

of USD 162m.

The positive OCI

in the UK

plan

reflected gains

of USD 1,474m
from the

remeasurement

of

the defined

benefit

obligation

(DBO),

partly offset

by a

negative return

on

plan

assets of
USD 1,312m.

The

DBO remeasurement

effect

was

mainly driven

by

a

gain

of

USD 1,451m

due

to

an increase

in

the
applicable discount rate.

Annual Report 2022 |
Financial   and   operating   performance   |   Group   perf ormance   72
OCI

related

to

own

credit

on

financial

liabilities

designated

at

fair

value

was

positive

USD 796m,

primarily

due

to

a
widening of our own

credit spreads.

›

Refer to “Statement

of comprehensive

income” in the “Consolidated

financial statements”

section of this

report for more
information
›

Refer to “Note 1b

Changes in accounting

policies, comparability

and other adjustments”

in the “Consolidated

financial
statements”

section of this

report for more information

about the reclassification

of a portfolio

of assets from Financial

assets
measured at fair value

through OCI to Other

financial assets

measured at amortized

cost in 2022
›

Refer to “Note 20

Fair value measurement”

in the “Consolidated

financial statements”

section of this

report for more information
about own credit on

financial liabilities

designated at fair

value
›

Refer to “Note 25

Hedge accounting”

in the “Consolidated

financial statements”

section of this report

for more information

about
cash flow hedges

of forecast transactions
›

Refer to “Note 26

Post-employment

benefit plans”

in the “Consolidated

financial statements”

section of this

report for more
information about

OCI related to defined

benefit plans
Sensitivity to interest

rate movements
As of 31 December 2022,

we estimate that a parallel shift in yield curves by +100

basis points could lead to a combined
increase

in

annual

net

interest

income

of

approximately

USD 1.5bn

in

Global

Wealth

Management

and

Personal

&
Corporate

Banking

in

the

first

year

after

such

a

shift.

Of

this

increase,

approximately

USD 0.8bn,

USD 0.4bn

and
USD 0.2bn

would result

from changes

in Swiss

franc, US

dollar and

euro

interest rates,

respectively.

A parallel

shift

in
yield curves

by

–100

basis

points

could

lead

to a

combined

decrease

in

annual

net interest

income

of

approximately
USD 1.5bn in Global Wealth Management

and Personal & Corporate Banking in the first year after such a shift, showing similar currency contributions as

for the aforementioned increase

in rates.

These estimates are based on a hypothetical

scenario of an immediate change in interest rates,

equal across all currencies
and

relative to

implied

forward

rates

as

of

31 December

2022

applied

to our

banking

book.

These

estimates further
assume no

change to

balance sheet

size and

structure, constant

foreign

exchange rates,

and no

specific management
action. The benefit of the negative rates exemption

threshold provided by the Swiss National Bank

is not in scope of this
net interest income sensitivity disclosure.

As average implied forward rates

were above 100 basis

points across all tenors
as of 31 December 2022, the impact would have been negligible.

These estimates do not represent a forecast of our net
interest income and actual changes

in net interest income could differ significantly

from the amounts referred to above.
Seasonal characteristics
Our revenues

may show

seasonal

patterns, notably

in the

Investment Bank

and

transaction-based revenues

for Global
Wealth Management, and typically

reflect the highest client

activity levels in

the first

quarter, with lower levels throughout
the rest of the year,

especially during the summer

months and the end

-of-year holiday season.

Key figures

Below we provide an

overview of selected key figures of the Group.

For further information about

key figures related to
capital management, refer to the

“Capital, liquidity and funding,

and balance sheet” section of this report.
Cost / income ratio
The cost

/ income

ratio was

72.1%, compared

with 73.6%,

mainly reflecting

a decrease

in operating

expenses, partly
offset by a decrease in total revenues.
Return on common equity tier 1

capital
The

annualized

return

on

our

common

equity

tier 1

(CET1)

capital

was

17.0%,

compared

with

17.5%,

reflecting

a
USD 2.2bn

increase in average

CET1 capital,

with a partly

offsetting effect

driven by

a USD 173m

increase in net

profit
attributable to shareholders.
CET1 capital
CET1

capital increased

by

USD 0.2bn

to

USD 45.5bn

as of

31 December

2022,

mainly as

a

result

of

operating

profit
before

tax

of

USD 9.6bn

with

associated

current

tax

expenses

of

USD 1.4bn,

partly

offset

by

share

repurchases

of
USD 5.6bn

under our

share repurchase

programs, dividend

accruals of USD

1.7bn, negative

foreign

currency effects

of
USD 0.5bn and compensation

-

and own share-related capital components

of USD 0.3bn.
Risk-weighted assets
Risk-weighted

assets (RWA)

increased

by USD

17.4bn to

USD 319.6bn,

primarily driven

by increases

of USD

10.4bn

in
credit and counterparty credit risk

RWA, USD

4.7bn in operational risk RWA,

and USD 2.4bn in market risk RWA.
CET1 capital ratio
Our CET1 capital ratio decreased

to 14.2% from 15

.0%, mainly reflecting a USD 17.4bn

increase in RWA.

Annual Report 2022 |
Financial   and   operating   performance   |   Group   perf ormance   73
Leverage ratio denominator
The

leverage ratio

denominator

(the

LRD)

decreased

by

USD 40.4bn

to USD

1,028.5bn,

driven

by

currency

effects

of
USD 24.5bn and a USD 15.9bn

decrease due to asset size and ot

her movements.

CET1 leverage ratio
Our CET1

leverage ratio increased to

4.42% from 4.24%, predominantly due

to the aforementioned decrease in

the LRD.

Going concern leverage ratio
Our going

concern leverage ratio was

unchanged

at 5.7%, as

the aforementioned

decrease in

the LRD

was offset

by a
USD 2.2bn decrease in

the going concern capital.

Personnel
The

number

of

personnel

employed

as

of

31

December

2022

increased

by

1,212

to

72,597

(full-time

equivalents)
compared with 31 December 2021

.

Equity,

CET1 capital and returns
As of or for the year ended
USD m, except where indicated 31.12.22 31.12.21 31.12.20
Net profit
Net profit attributable to shareholders

7,630

7,457

6,557
Equity

Equity attributable to shareholders

56,876

60,662

59,445
Less: goodwill and intangible assets 6,267 6,378 6,480
Tangible equity attributable to

shareholders
50,609 54,283 52,965
Less: other CET1 deductions 5,152 9,003 13,075
CET1 capital 45,457 45,281 39,890
Return on equity
Return on equity (%) 13.3 12.6 11.3
Return on tangible equity

(%)
14.9 14.1 12.8
Return on CET1 capital (%) 17.0 17.5 17.4

Annual Report 2022 |
Financial   and   operating   performance   |   Global   Wealth   Management   74
Global Wealth Management
Global Wealth Management
1
As of or for the year ended % change from
USD m, except where indicated 31.12.22 31.12.21 31.12.21
Results
Net interest income 5,273 4,244 24
Recurring net fee income
2
10,282 11,170 (8)
Transaction-based income
2
3,137 3,836 (18)
Other income 275 168 63
Total revenues 18,967 19,419 (2)
Credit loss expense / (release) 0 (29)
Operating expenses 13,989 14,665 (5)
Business division operating

profit / (loss) before tax
4,977 4,783 4
Performance measures and

other information
Pre-tax profit growth (year-on-year,

%)
2
4.1 19.0
Cost / income ratio (%)
2
73.8 75.5
Average attributed equity (USD bn)
3
20.0 18.8 6
Return on attributed equity (%)
2,3
24.9 25.4
Financial advisor compensation
4
4,508 4,860 (7)
Net new fee-generating assets (USD bn)
2
60.1 106.9
Fee-generating assets (USD bn)
2
1,271 1,482 (14)
Fee-generating asset margin (bps)
2
79.5 82.6
Net new money (USD bn)
2
40.5 111.1
Invested assets (USD bn)
2
2,815 3,303 (15)
Loans, gross (USD bn)
5
225.0 234.1 (4)
Customer deposits (USD bn)
5
348.2 369.8 (6)
Impaired loan portfolio as a percentage of total loan portfolio,

gross (%)
2,6
0.3 0.2
Advisors (full-time equivalents) 9,215 9,329 (1)
1 Comparatives may differ as a result of adjustments following organizational changes, restatements

due to the retrospective adoption of new accounting

standards or changes in accounting policies, and events

after
the reporting period.

2 Refer to “Alternative

performance measures” in the appendix

to this report for the definition and

calculation method. Since the

second quarter of 2022, assets related

to our Global Financial
Intermediaries

business

have been

excluded

from

fee-generating

assets,

given that

fee-generating

investment

management

products,

such

as

mandates,

are

not

central

to

this

business.

Furthermore,

client
commitments into closed-ended

private-market

investment funds are included as

fee-generating assets

once recurring fees are charged, rather

than when commitments are

funded. These changes

have been applied
prospectively.

3 Refer to “Capital management”

in the “Capital, liquidity and funding,

and balance sheet” section of this report

for more information.

4 Relates to licensed professionals with

the ability to provide
investment advice to clients in the Americas.

Consists of cash and deferred

compensation awards

and is based on compensable

revenues and firm tenure

using a formulaic approach. It also includes

expenses related
to compensation commitments

with financial advisors

entered into at

the time of

recruitment that

are subject to

vesting requirements.

Recruitment loans

to financial

advisors were

USD 1,751m as of

31 December
2022.

5 Loans and Customer

deposits in this table include

customer brokerage

receivables and

payables, respectively,

which are presen

ted in a separate

reporting line on the

balance sheet.

6 Refer to the “Risk
management and control” section

of this report for more information

about (credit-)impaired

exposures. Excludes loans

to financial advisors.

2022 compared

with 2021
Results
Profit before

tax increased

by USD 194m,

or 4%,

to USD 4,977m,

mainly driven by

lower operating

expenses, as

2021
included expenses of USD 657m related

to litigation provisions for the French cross

-border matter,

partly offset by lower
total revenues.
Total revenues
Total

revenues

decreased

by

USD 452m,

or

2%,

to

USD 18,967m,

due

to

decreases

across

recurring

net

fee

and
transaction-based income, partly offset

by increases in net interest and

other income.
Net interest income increased

by USD 1,029m

,

or 24%,

to USD 5,273m, mainly due

to an increase in deposit revenues,
as

rising

interest

rates led

to

higher

deposit

margins.

This increase

was

partly offset

by

the

effects of

shifts

to

lower-
margin products and higher interest rates paid

to clients. Loan revenu

es decreased, driven by lower loan

margins.
Recurring

net

fee

income

decreased

by

USD 888m,

or

8%,

to

USD 10,282m,

primarily

driven

by

negative

market
performance and foreign

currency effects, partly offset by incremental revenues

from net new fee-generating

assets.
Transaction

-based

income

decreased

by

USD 699m,

or

18%,

to

USD 3,137m,

mainly reflecting

lower

levels

of

client
activity in Asia Pacific,

Americas and EMEA.

Annual Report 2022 |
Financial   and   operating   performance   |   Global   Wealth   Management   75
Other income increased

by USD 107m

to USD 275m, including

a USD 133m gain

from the sale of

our domestic wealth
management business in Spain, an USD 86m gain from the sale of UBS Swiss Financial Advisers AG and a

USD 41m gain
from

the

sale

of

our US

alternative investments

administration

business

in 2022.

2021

included

a gain

of USD

100m
related to the

sale of our domestic

wealth management

business

in Austria. Additionally,

2022 included

lower gains on
our equity ownership of

SIX Group and lower gains from

sales of securities positions.
Credit loss expense / release
Net credit loss

expenses were

zero, as net

expenses related

to credit-impaired (stage

3) positions

were entirely offset

by
net releases from stage 1 and

2 positions, compared with net

releases of USD 29m.
Operating expenses
Operating

expenses

decreased

by

USD
  676m
,

or

5%,

to

USD
  13,989m ,
primarily

due

to

2021

including

the
aforementioned

expenses

of

USD 657m

related

to

litigation

provisions

for

the

French

cross-border

matter.

Operating
expenses in 2022 included

lower personnel

expenses, primarily

as a result

of lower financial

advisor variable compensation
following a decrease in compensable

revenues, and

benefited from positive foreign

currency effects. These

effects were
partly

offset

by

higher

technology

expenses

and

higher

expenses

for

professional

fees,

travel

and

entertainment,
outsourcing,

and marketing in 2022.

Pre-tax profit growth
Pre-tax profit growth

in 2022 was 4.1%, compared

with 19.0% in 2021. Our target range

is 10–15% over the cycle.
Cost / income ratio
The cost / income ratio decreased

to 73.8% from 75.5%,

reflecting positive operating leverage.

Fee-generating assets
Fee-generating

assets

decreased

by

USD 211bn,

or

14%,

to

USD 1,271bn,

mainly

driven

by

net

negative

market
performance and

foreign

currency effects

.

Net new

fee-generating

asset inflows

were USD

60.1bn,

with inflows

in all
regions,

and resulted in an

annualized net new fee-generating asset growth

rate of 4.1%.
Loans
Loans decreased

by USD 9.1bn,

or 4%,

to USD 225.0bn,

primarily driven by

negative foreign

exchange effects

and net
new loan outflows of

USD 2.5bn.

›

Refer to the “Risk

management and

control” section of this

report for more information
Customer deposits
Customer

deposits

decreased

by

USD 21.6bn

to

USD 348.2bn,

mainly

driven

by

US

dollar

deposit

shifts

into

other
products, as well as negative foreign

currency effects.

Regional breakdown

of performance

measures
As of or for the year ended 31.12.22
USD bn, except where indicated Americas
1
Switzerland EMEA
2
Asia Pacific
Global Wealth
Management
3
Total revenues (USD m)

10,634

1,859

3,913

2,556

18,967
Operating profit / (loss) before tax (USD m)

1,748

817

1,490

943

4,977
Cost / income ratio (%)
4

83.7

55.2

61.9

63.2

73.8
Loans, gross

101.2
5

45.1

43.4

34.5

225.0
Net new loans

9.0

2.5

(1.4)

(13.2)

(2.5)
Fee-generating assets
4

779

119

259

114

1,271
Net new fee-generating assets
4

17.2

9.1

20.3

13.7

60.1
Net new fee-generating asset growth

rate (%)
4

1.9

7.0

6.1

11.8

4.1
Invested assets
4

1,581

253

541

437

2,815
Net new money
4

7.0

12.3

21.9

(0.6)

40.5
Advisors (full-time equivalents)

6,245

676

1,372

847

9,215
1 Including the following

business units:

United States and Canada;

and Latin

America.

2 Including the following

business units:

Europe; Central

& Eastern Europe,

Greece and Israel;

and Middle East

and Africa.

3 Including minor functions, which

are not included in the four regions individually

presented in this table, with USD

5m of total revenues,

USD 21m of operating loss before

tax, USD 0.7bn of loans,

USD 0.6bn of net
new loan inflows, USD 0.8bn

of fee-generating assets,

USD 0.1bn of net new fee-

generating asset outflows,

USD 3bn of invested assets,

USD 0.1bn of net new money

outflows and 74 advisors in

2022.

4 Refer to
“Alternative performance

measures” in the appendix to this report for the

definition and calculation method.

5 Loans include customer

brokerage receivables,

which are presented in a separate

reporting line on the
balance sheet.
Regional comments: 2022

compared with 2021
Americas
Profit

before

tax

decreased

by

USD 253m

to

USD 1,748m,

mainly driven

by

higher

operating

expenses,

including

an
increase

in

net

expenses

for

litigation,

regulatory

and

similar

matters.

Total

revenues

decreased

by

USD 22m

to
USD 10,634m, mainly driven by lower recurring

net fee and transaction-based income, partly

offset by higher net interest
income.

The

cost

/

income

ratio

increased

to

83.7%

from

81.4%.

Loans

increased

10%

to

USD 101.2bn,

reflecting
USD 9.0bn of net new loan

inflows.

Net new fee-generating assets were USD

17.2bn.

Annual Report 2022 |
Financial   and   operating   performance   |   Global   Wealth   Management   76
Switzerland
Profit

before

tax increased

by

USD 67m

to

USD 817m,

mostly driven

by

lower

operating

expenses,

as

2021

included
expenses

of USD

85m

related

to litigation

provisions

for

the French

cross-border

matter.

Total

revenues

decreased

by
USD 41m

to

USD 1,859m,

mainly

driven

by

lower

recurring

net

fee

income,

partly

offset

by

higher

net

interest

and
transaction-based income. The cost / income ratio

decreased to 55.2% from 60.8%. Loans increased 4% to

USD 45.1bn,
driven by net new loan inflows

of USD 2.5bn, partly offset by negative foreign

currency effects. Net new fee

-generating
assets were USD 9.1bn

.
EMEA
Profit before tax increased by USD 678m to USD 1,490m, primarily driven by lower operating expenses, as 2021 included
expenses of

USD 572m

related to

litigation provisions

for the

French cross

-border

matter.

Total

revenues decreased

by
USD 35m to

USD 3,913m, due

to lower recurring

net fee and

transaction-based income,

partly offset by

an increase

in
net interest

income, as well

as an

increase in

other income,

which was

driven by

the aforementioned

gains from

sales.
The

cost

/

income

ratio

decreased

to

61.9%

from

79.6%.

Loans

decreased

12%

to

USD 43.4bn,

mainly

reflecting
negative

foreign

currency

effects

and

net

new

loan

outflows

of

USD 1.4bn.

Net

new

fee-generating

assets

were
USD 20.3bn.
Asia Pacific
Profit before tax decreased by USD 294m to USD 943m. Total

revenues decreased by USD 34

3m

to USD 2,556m, mostly
driven by lower transaction

-based and recurring

net fee income, partly

offset by an

increase in net

interest income.

The
cost

/

income

ratio

increased

to

63.2%

from

57.4%.

Loans

decreased

29%

to

USD 34.5bn,

driven

by

net

new

loan
outflows of USD 13.2bn, as clients reduced their

debts in light of market

uncertainty,

as well as negative

foreign currency
effects. Net new fee-generating

assets were USD 13.7bn

.

Personal & Corporate Banking
Personal & Corporate

Banking – in Swiss

francs
1
As of or for the year ended % change from
CHF m, except where indicated 31.12.22 31.12.21 31.12.21
Results
Net interest income 2,087 1,941 8
Recurring net fee income
2
812 774 5
Transaction-based income
2
1,154 1,079 7
Other income 46 110 (58)
Total revenues 4,099 3,904 5
Credit loss expense / (release) 36 (79)
Operating expenses 2,337 2,397 (2)
Business division operating

profit / (loss) before tax
1,726 1,587 9
Performance measures and

other information
Pre-tax profit growth (year-on-year,

%)
2
8.8 35.1
Cost / income ratio (%)
2
57.0 61.4
Average attributed equity (CHF bn)
3
8.8 8.4 6
Return on attributed equity (%)
2,3
19.5 19.0
Net interest margin (bps)
2
147 140
Fee and trading income for Corporate

& Institutional Clients
2
810 791 2
Investment products for Personal Banking

(CHF bn)
2
21.6 23.5 (8)
Net new investment products for Personal Banking

(CHF bn)
2
1.99 2.66
Active Digital Banking clients in Personal Banking

(%)
2,4
74.3 70.3
Active Mobile Banking clients in Personal Banking

(%)
2
56.5 46.7
Active Digital Banking clients in Corporate & Institutional Clients

(%)
2
80.0 79.3
Loans, gross (CHF bn) 142.9 139.3 3
Customer deposits (CHF bn) 167.2 162.1 3
Impaired loan portfolio as a percentage of total loan portfolio,

gross (%)
2,5
0.8 0.9
1 Comparatives may differ

as a result of adjustments following organizational

changes, restatements

due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after
the reporting

period.

2 Refer to

“Alternative

performance measures”

in the appendix

to this report

for the

definition and

calculation method.

3 Refer

to “Capital

management”

in the “Capital,

liquidity and
funding, and balance sheet” section

of this report for more information.

4 In 2022, 86.0%

of clients of Personal Banking

were “activated users”

of Digital Banking (i.e., clients

who had logged into Digital

Banking
at least once in the course

of their relationship with

UBS).

5 Refer to the “Risk management

and

control” section

of this report for more information

about (credit

-)impaired exposures.

Annual Report 2022 |
Financial   and   operating   performance   |   Personal   &   Corporate   Banking   77
2022 compared

with 2021
Results
Profit before

tax increased

by CHF 139m,

or 9%,

to CHF 1,726m,

reflecting higher total

revenues and

lower operating
expenses, partly offset by net credit

loss expenses, compared

with net credit loss releases

in 2021.
Total revenues
Total

revenues increased by

CHF 195m, or 5%,

to CHF 4,099m,

reflecting increases

across all income lines except

other
income.
Net

interest

income

increased

by

CHF 146m

to CHF

2,087m,

mainly driven

by

higher deposit

revenues,

as a

result of
rising interest

rates. This

increase was

partly offset

by a

lower benefit

from the

Swiss National

Bank deposit

exemption
and lower deposit fees.
Recurring net fee income increased by

CHF 38m to CHF 812m,

primarily driven by higher revenues from

account fees.
Transaction-based income increased by CHF

75m to CHF 1,154m, largely driven by higher revenues

from credit card and
foreign exchange

transactions, reflecting

a continued

increase in spending

on travel and

leisure by clients

following the
easing of COVID-19-related restrictions

in certain countries compared with 2021

.
Other income decreased by CHF 64m to CHF 46m, mostly due to lower gains on our equity ownership of SIX Group.

The
prior year also included a gain

of CHF 26m from the sale of several small properties

in that year.
Credit loss expense / release
Net credit loss

expenses were CHF 36m, compared

with net releases of CHF 79m. Stage 1 and 2 net credit loss expenses were CHF 25m. Prior-year stage 1 and

2 net credit loss releases were CHF 57m, largely resulting from a partial release of
a post

-model adjustment

during

the

year,

as well

as

model updates.

Stage 3

net credit

loss expenses

were CHF

11m,
compared with net releases

of CHF 23m in 2021.
Operating expenses
Operating expenses decreased by CHF 60m, or 2%, to CHF 2,337m, mostly due to 2021 including expenses of CHF 76m
(USD 83m) related to litigation provisions

for the French cross

-border matter.
Cost / income ratio
The

cost

/

income

ratio

was 57.0%

,

compared

with

61.4% in

2021,

reflecting both

higher

total revenues

and

lower
operating expenses.

Personal & Corporate

Banking – in US

dollars
1
As of or for the year ended % change from
USD m, except where indicated 31.12.22 31.12.21 31.12.21
Results
Net interest income 2,191 2,120 3
Recurring net fee income
2
852 846 1
Transaction-based income
2
1,212 1,178 3
Other income 48 119 (60)
Total revenues 4,302 4,263 1
Credit loss expense / (release) 39 (86)
Operating expenses 2,452 2,618 (6)
Business division operating

profit / (loss) before tax
1,812 1,731 5
Performance measures and

other information
Pre-tax profit growth (year-on-year,

%)
2
4.7 37.5
Cost / income ratio (%)
2
57.0 61.4
Average attributed equity (USD bn)
3
9.3 9.2 1
Return on attributed equity (%)
2,3
19.5 18.9
Net interest margin (bps)
2
146 142
Fee and trading income for Corporate

& Institutional Clients
2
851 864 (1)
Investment products for Personal Banking

(USD bn)
2
23.4 25.8 (9)
Net new investment products for Personal Banking

(USD bn)
2
2.11 2.90
Active Digital Banking clients in Personal Banking

(%)
2,4
74.3 70.3
Active Mobile Banking clients in Personal Banking

(%)
2
56.5 46.7
Active Digital Banking clients in Corporate & Institutional Clients

(%)
2
80.0 79.3
Loans, gross (USD bn) 154.6 152.8 1
Customer deposits (USD bn) 180.8 177.8 2
Impaired loan portfolio as a percentage of total loan portfolio,

gross (%)
2,5
0.8 0.9
1 Comparatives may differ as a result of adjustments following organizational changes, restatements

due to the retrospective adoption

of new accounting standards or changes in accounting

policies, and events after
the reporting

period.

2 Refer to

“Alternative

performance measures”

in the

appendix to

this report

for the

definition and

calculation

method.

3 Refer

to “Capital

management” in

the “Capital,

liquidity and
funding, and balance sheet” section

of this report for more information.

4 In 2022, 86.0%

of clients of Personal Banking were

“activated users”

of Digital Banking (i.e., clients

who had logged into Digital

Banking
at least once in the course

of their relationship with

UBS).

5 Refer to the “Risk management

and

control” section

of this report for more information

about (credit

-)impaired exposures.

Annual Report 2022 |
Financial   and   operating   performance   |   Asset   Management   78
Asset Management
Asset Management
1
As of or for the year ended % change from
USD m, except where indicated 31.12.22 31.12.21 31.12.21
Results
Net management fees
2
2,050 2,320 (12)
Performance fees 64 260 (75)
Net gain from disposal of a joint venture / an associate 848 37
Total revenues 2,961 2,617 13
Credit loss expense / (release) 0 1
Operating expenses 1,564 1,586 (1)
Business division operating

profit / (loss) before tax
1,397 1,030 36
Performance measures and

other information
Pre-tax profit growth (year-on-year,

%)
3
35.7 (29.2)
Cost / income ratio (%)
3
52.8 60.6
Average attributed equity (USD bn)
4
1.7 2.0 (13)
Return on attributed equity (%)
3,4
81.2 51.8
Gross margin on invested assets (bps)
3
28 23
Information by business line

/ asset class
Net new money (USD bn)
3
Equities (12.8) 10.3
Fixed Income 36.5 22.7
of which: money market 26.3 (3.1)
Multi-asset & Solutions (1.3) 6.8
Hedge Fund Businesses 2.3 5.7
Real Estate & Private Markets 0.2 (0.6)
Total net new

money
5
24.8 44.9
of which: net new money excluding

money market
(1.6) 48.0
Invested assets (USD bn)
3
Equities 456 580 (21)
Fixed Income 296 285 4
of which: money market 119 92 29
Multi-asset & Solutions 155 193 (19)
Hedge Fund Businesses 55 55 1
Real Estate & Private Markets 102 98 4
Total invested assets 1,064 1,211 (12)
of which: passive strategies 443 540 (18)
Information by region
Invested assets (USD bn)
3
Americas 298 287 4
Asia Pacific 150 190 (21)
Europe, Middle East and Africa (excluding

Switzerland)
263 334 (21)
Switzerland 354 399 (11)
Total invested assets 1,064 1,211 (12)
Information by channel
Invested assets (USD bn)
3
Third-party institutional 606 707 (14)
Third-party wholesale 116 145 (20)
UBS’s wealth management businesses 342 359 (5)
Total invested assets 1,064 1,211 (12)
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

expenses, gains or losses from

seed money and co-investments,

funding costs, the negative

pass-through impact of third-party

performance fees, and
other items

that are

not Asset

Management’s

performance fees.

3 Refer

to “Alternative

performance measures”

in the

appendix to

this report

for the

definition and

calculation

method.

4 Refer

to “Capital
management” in the “Capital,

liquidity and funding,

and balance sheet”

section of this report

for more information.

5 A net

new money inflow

of USD 4.1bn was

recognized in the

fourth quarter of

2022 for the
provision of hedge fund services

to Global Wealth

Management Americas.

Annual Report 2022 |
Financial   and   operating   performance   |   Asset   Management   79
2022 compared

with 2021
Results
Profit before tax increased by USD

367m, or 36%, to USD 1,397m. This increase reflected

a gain of USD 848m from the
sale of our shareholding in the Mitsubishi Corp.-UBS Realty Inc. joint venture in the second quarter of 2022. Profit before
tax

in

2021

included

a

post-tax

gain

of

USD 37m

related

to

the

sale

of

our

minority

interest

in

Clearstream

Fund
Centre AG. Excluding these gains, profit before tax decreased by USD 443m, or 45%, to USD 550m, reflecting lower net management and performance fees.
›

Refer to “Note 29

Changes in organization

and acquisitions

and disposals of

subsidiaries and

businesses” in

the “Consolidated
financial statements”

section of this

report for more information

about the aforementioned

sales
Total revenues
Total

revenues increased

by USD 344m,

or 13%, to

USD 2,961m. Excluding

the aforementioned

gains from

sales, total
revenues decreased by USD

466m, or 18%.
Net

management

fees

decreased

by

USD 270m,

or

12%,

to

USD 2,050m,

on

a

lower

average

invested

asset

base,
reflecting negative market performance

and foreign currency effects.
Performance fees decreased by USD

196m to USD 64m, mainly in Hedge

Fund Businesses and Equities.
Operating expenses
Operating expenses

decreased by

USD 22m, or 1%,

to USD 1,564m, mainly

reflecting positive foreign

currency effects,
lower personnel expenses

and lower net

expenses for litigation, regulatory and

similar matters, as

well as lower

consulting
expenses.

These decreases

were almost

entirely offset

by higher

expenses

for technology,

market data

services, travel,
regulatory,

and risk management.
Cost / income ratio
The cost / income ratio was 52.8%,

compared with 60.6% in 2021. Excluding the aforementioned

gains from sales, the
cost / income ratio was 74.0%,

compared with 61.5% in 2021.
Invested assets
Invested assets

decreased

to USD

1,064bn

from USD

1,211bn,

reflecting negative

market performance

of USD

137bn
and

negative

foreign

currency

effects

of

USD 32bn,

partly offset

by

net

new

money

inflows

of

USD 25bn.

Excluding
money market flows, net new money was

negative USD 2bn.
Investment

performance
As of

year-end 2022, Morningstar assigned

a four-

or five-star rating

to 62% of

our retail and institutional

funds assets
under management

(AuM)

(both actively managed

and passive),

on an AuM

-weighted basis.

Furthermore, 47%

of our
actively managed

open-ended

retail and

institutional funds

AuM

are ranked,

on an AuM

-weighted

basis over

a three-
year investment period, above

their respective peer median.

Investment performance

as of 31 December

2022
In %
Total traditional
investments Equities Fixed Income Multi-asset
% of UBS Asset Management fund assets rated as 4- or

5-star
1,2
62 71 55 41
% of UBS Asset Management fund assets above peer

median over a 3-year investment period
1,3
47 46 52 44
1 Morningstar® Essentials Quantitative

Star Rating & Rankings; ©

Morningstar 2023, extract

date 12 January 2023. All rights reserved.

The information

contained herein: (1) is proprietary to

Morningstar and / or its
content providers;

(2) may not

be copied or

distributed; (3)

is not warranted

to be accurate,

complete or

timely; and (4)

does not constitute

advice of

any kind,

whether investment,

tax, legal or

otherwise. User

is
solely responsible for ensuring

that it complies

with all laws,

regulations and restrictions

applicable to it. Neither

Morningstar nor its

content providers are

responsible for any

damages or losses

arising from any

use
of this

information,

except where

such damages

or losses

cannot

be limited

or excluded

by law

in your

jurisdiction.

Past perf

ormance

is no

guarantee

of future

results.

For more

detailed information

about the
Morningstar Rating,

including its

methodology,

please go

to: https://s21.q4cdn.com/198919461/files/doc_downloads/othe_disclosure_materials/MorningstarRatingforFunds.pdf.

2 Percentage

of AuM

to which
Morningstar has assigned a

four-

or five-star rating. AuM

reflect the AuM

of Asset Management’s

retail and institutional

funds (both actively

managed and passive) across

all domiciles for

which Asset Management
owns the investment performance, i.e.,

Asset Management is either the sole portfolio

manager or co-portfolio manager.

Universe is approximately 31%

of all active and passive traditional assets of Asset Management
(Equities, Fixed Income excluding money market, and Multi

-asset) as of 31 December 2022.

3 Percentage of AuM above peer median over a three-year investment period. AuM reflect the AuM of Asset Management’s actively managed

open-ended retail

and institutional

funds across

all domiciles

for which Asset

Management owns

the investment

performance,

i.e., Asset

Management is either

the sole

portfolio manager

or co-
portfolio manager.

Universe is approximately

29% of all active traditional

assets of Asset Management

(Equities, Fixed Income

excluding money

market, and Multi-asset)

as of 31 December 2022.

Annual Report 2022 |
Financial   and   operating   performance   |   Investment   Bank   80
Investment

Bank
Investment Bank
1
As of or for the year ended % change from
USD m, except where indicated 31.12.22 31.12.21 31.12.21
Results
Advisory 733 988 (26)
Capital Markets 854 2,170 (61)
Global Banking 1,587 3,158 (50)
Execution Services 1,643 1,894 (13)
Derivatives & Solutions 3,665 3,422 7
Financing 1,822 979 86
Global Markets 7,129 6,296 13
of which: Equities 4,970 4,581 8
of which: Foreign Exchange,

Rates and Credit

2,160 1,715 26
Total revenues 8,717 9,454 (8)
Credit loss expense / (release) (12) (34) (65)
Operating expenses 6,832 6,858 0
Business division operating

profit / (loss) before tax
1,897 2,630 (28)
Performance measures and

other information
Pre-tax profit growth (year-on-year,

%)
2
(27.9) 5.9
Cost / income ratio (%)
2
78.4 72.5
Average attributed equity (USD bn)
3
13.0 13.0 0
Return on attributed equity (%)
2,3
14.6 20.3
Average VaR (1-day, 95%

confidence, 5 years of historical data)
10 11 (5)
1 Comparative

figures in

this table

may differ

as a

result of

adjustments following

organizational changes,

restatements

due to the

retrospective

adoption

of new

accounting

standards or

changes

in accounting
policies, and events

after the reporting

period.

2 Refer to “Alternative

performance measures”

in the appendix

to this report

for the definition

and calc

ulation method.

3 Refer

to “Capital management”

in the
“Capital, liquidity and funding,

and balance sheet”

section of this report for more

information.

2022 compared

with 2021
Results
Profit before tax decreased

by USD 733m, or

28%, to USD 1,897m, driven

by lower total revenues

and lower net credit
loss releases, partly offset

by lower operating expenses.
Total revenues
Total

revenues

decreased

by

USD 737m,

or

8%,

to

USD 8,717m,

reflecting

lower

revenues

in

Global

Banking,

partly
offset by higher revenues

in Global Markets.
Global Banking
Global Banking

revenues decreased

by USD

1,571m,

or 50%,

to USD 1,587m,

driven by Capital

Markets and

Advisory
revenues, compared with a 43%

decrease in the overall global fee pool.
Advisory revenues

decreased by

USD 255m, or 26%,

to USD 733m, mostly

due to lower merger

and acquisition

(M&A)
transaction revenues

,

which decreased

by USD 217m,

or 25%,

compared with

a 21%

decrease in

the global

M&A

fee
pool.
Capital

Markets

revenues

decreased

by

USD 1,316m,

or

61%,

to

USD 854m,

primarily

due

to

lower

Equity

Capital
Markets (ECM)

revenues,

which decreased

by USD 738m,

or 71%,

compared with

a 67%

decrease in

the global

ECM
fee

pool.

Leveraged

Capital

Markets

(LCM)

fee

revenues

decreased

by

USD 297m,

or

58%,

compared

with

a

54%
decrease in the global LCM fee pool.
Global Markets
Global Markets revenues

increased by

USD 833m, or

13%, to USD 7,129m,

driven by higher

revenues in

our Financing
and Derivatives & Solutions businesses,

partly offset by lower revenues in Execution

Services.
Execution

Services revenues

decreased

by

USD 251m,

or

13%,

to USD

1,643m,

mainly driven

by

lower

Cash

Equities
revenues.
Derivatives & Solutions revenues increased by USD 243m, or 7%, to USD 3,665m, mostly driven by an increase in Foreign
Exchange

and

Rates,

which

benefited

from

elevated

volatility

due

to

inflationary

concerns

and

the

actions

of

central
banks, partly offset by a decrease in Equity Derivatives

revenues due to lower

levels of client activity.
Financing

revenues

increased

by

USD 843m,

or

86%,

to

USD 1,822m,

predominantly

due

to

2021

including

an
USD 861m loss on

the default of a US-based client of our

prime brokerage business.

Annual Report 2022 |
Financial   and   operating   performance   |   Investment   Bank   81
Global Markets

Equities

revenues

increased by

USD 389m,

or 8%,

to USD 4,970m,

mainly driven

by Equity

Financing,
due to the aforementioned loss in our prime brokerage business in 2021, partly offset by lower revenues in Cash Equities
and Equity Derivatives.
Global Markets Foreign

Exchange, Rates

and Credit revenues

increased by USD 445m,

or 26%, to

USD 2,160m, mostly
driven by an increase in

Foreign Exchange and Rates products, which benefited from elevated volatility due to inflationary
concerns and the actions of

central banks.
Credit loss expense / release
Net credit

loss releases were USD 12m, primarily

related to credit-impaired (stage 3) positions, compared

with net releases
of USD 34m in 2021.
Operating expenses
Operating expenses decreased by USD

26m, to USD 6,832m, with positive foreign currency effects

being almost entirely
offset by increases across

a number of expense lines.
Cost / income ratio
The cost

/ income

ratio increased

to 78.4%

from 72.5%,

as total

revenues

decreased

by 8%

and operating

expenses
were in line with 2021.

Group Functions
Group Functions
1
As of or for the year ended % change from
USD m 31.12.22 31.12.21 31.12.21
Results
Total revenues (385) (359) 7
Credit loss expense / (release) 3 0 801
Operating expenses 92 330 (72)
Operating profit / (loss) before

tax
(480) (689) (30)
of which: Group Treasury (404) (446) (9)
of which: Non-core and Legacy Portfolio 131 (79)
of which: Group Services (206) (165) 25
1 Comparatives may differ

as a result of adjustments following organizational

changes, restatements

due to the retrospective adoption

of new accounting standards or changes

in accounting policies, and events

after
the reporting period.

2022 compared

with 2021
Results
Group Functions recorded

a loss before tax of USD

480m, compared with a

loss of USD 689m

.

Group Treasury
The Group Treasury result was negative

USD 404m, compared

with negative USD 446m.
The

net

effects

of

accounting

asymmetries,

including

hedge

accounting

ineffectiveness,

were

negative

USD 375m,
compared with

negative USD 341m.

Accounting asymmetries

are generally

expected

to mean revert

to zero over

time,
though the length of time needed

for full reversion

can vary significantly, depending

on market conditions.
Income

related

to

centralized

Group

Treasury

risk

management

was

negative

USD 2m,

compared

with

negative
USD 63m.

Non-core and Legacy Portfolio
The Non

-core and

Legacy Portfolio

result was

positive USD

131m,

compared

with negative

USD 79m.

This was

mainly
due to income of USD 114

m

related to a legacy litigation settlement and

a legacy bankruptcy claim, and valuation gains
of USD 81m on our

USD 1.3bn portfolio of auction rate securities

(ARS). Our remaining

exposures to ARS were

all rated
investment grade as of 31

December 2022.
Group Services
The Group Services result was negative USD 206m, compared with negative USD 165m, mainly driven by higher funding costs related to deferred tax

assets, partly offset by lower expenses

relating to our legal entity transformation

program.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   82
Risk, capital, liquidity

and
funding, and balance

sheet
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

report and are
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

symbol –
▲

–
indicates the end of the audited

section, table or chart.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   83
Risk management and control

84
Overview of risks arising from our business activities
85
Risk categories
86
Top and emerging risks
87
Risk governance
89
Risk appetite framework
92
Internal risk reporting
92
Model risk management
93
Risk measurement
96
Credit risk
111
Market risk
119
Country risk
122
Sustainability and climate risk
130
Non-financial risk

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   84
Risk management and control
Overview of risks arising from our business activities
Key risks by business division and Group Functions
Business divisions and Group Functions
Key financial risks arising from

business activities
Global Wealth Management Credit risk

from lending against

securities collateral, including derivative

trading activity, and lending
against residential and commercial

real estate collateral, as well as corporate

and other lending.

Market risk

from municipal securities and

taxable fixed-income securities.

Interest rate risk in

the
banking book related

to Global Wealth Management is transferred

to and managed by Group Treasury.
Personal & Corporate Banking Credit risk

from retail business, mortgages,

secured and unsecured corporate lending,

commodity trade
finance, lending to banks and

other regulated clients, as well as a small amount

of derivatives trading
activity.

Minimal contribution to
market risk
. Interest rate risk in the banking

book related to Personal

&
Corporate Banking is transferred

to and managed by Group Treasury.
Asset Management Credit risk

and
market risk

on client assets invested in Asset Management

funds can impact
management and performance

fees and cause heightened fund outflows, liquidity risk

and losses on our
seed capital and co-investments.
Small amounts of credit and market

risk for on-balance sheet items.

Investment Bank Credit risk

from lending (take

-and-hold, as well as temporary loan underwriting

activities), derivatives
trading and securities financing

.

Market risk

from primary underwriting activities

and secondary trading.
Group Functions Credit

and
market risk
arising from management of

the Group’s balance sheet, capital, profit

or loss
and liquidity portfolios.
Structural risk arising from

asset and liability management and liquidity

and funding risk (managed by
Group Treasury)

.
Non-financial risks
, which include operational,

financial crime, compliance, conduct, model and

reputational risks, are an inevitable

consequence of being
in business and can arise as a result

of our past and current business activities across

all business divisions and Group

Functions.
›

Refer to “Risk categories”

in this section

for more information

about other financial

and non-financial

risks relevant to UBS
Key risk developments
Although 2022 was a

challenging year for the global economy and most markets,

our lending portfolio performed

well,
with low

credit loss

expenses

and a

USD 0.2bn

reduction in

credit-impaired

exposure

to USD 2.5bn.

Overall,

we saw

a
USD 6bn decrease in banking product

exposure driven by lower balances at central banks and lower loans and advances
to Global

Wealth

Management

customers.

Traded

product

exposures

saw a

decrease

of USD

3bn

across our

business
divisions.
Market risk remained stable and at low

levels,

as a result of our continued

focus on managing tail risks.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   85
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

consideration.
Loan underwriting

risk:

the risk of loss arising during the holding period of

financing transactions
that are intended for

further distribution.
Step-in risk:

the risk that UBS may decide to provide

financial support to an unconsolidated

entity
that is facing stress in

the absence of, or in excess of, any contractual

obligations to provide such
support.
▲
Business divisions Risk Control
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

risk
includes issuer risk and investment

risk.
Issuer risk:

the risk of loss from

changes in fair value resulting from

credit-related events affecting
an issuer to which we are

exposed through tradable securities

or derivatives referencing the issuer.
Investment risk:

issuer risk associated with positions

held as financial investments.
▲
Business divisions and
Group Treas

ury
Risk Control
Country risk:

the risk of loss resulting from

country-specific events. Includes transfer risk, which
involves a country’s authorities

preventing or restricting the payment

of an obligation, as well as
systemic risk events arising

from country-specific political or macroeconomic

developments.
Business divisions Risk Control
Sustainability and climate risk:

the risk that UBS negatively impacts, or is impacted by,

climate
change, natural capital, human

rights, and other environmental, social, governance

(ESG) matters.
Climate risks can arise from either

changing climate conditions (physical risks)

or from efforts to mitigate
climate change (transition

risks). Sustainability and climate risk may manifest as

credit, market, liquidity,
and / or non-financial risks for

UBS, resulting in potential adverse financial,

liability and / or reputation
impacts. These risks extend to

the value of investments and may also affect the

value of collateral (e.g.,
real estate).
Business divisions Risk Control
Treasury

risk:

the risks associated with asset and liability management

and our liquidity and funding
positions,

as well as structural exposures

including pension risks.

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
proposed commitments

,

i.e., the risk that UBS’s funding capacity

is not sufficient to support the
firm’s current business

and desired strategy.
▲
Interest rate risk in the banking

book:
the risk to the bank’s capital and earnings arising

from the
adverse effects of interest

rate movements on the bank’s banking

book positions. The risk is
transferred from

the originating business units GWM and P&C

to Group Treasury

to risk manage this
centrally and benefit from

Group-wide netting while leaving

the business units with margin
management.
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

they are not offset by a decrease

in expenses. For example, changes in
the competitive landscape,

client behavior or market conditions can potentially

have a negative impact.
Business divisions Risk Control
and Finance

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   86
Risk managed by Independent
oversight by
Non-financial risks
Compliance risk:

the risk of failure to comply with laws, rules and

regulations, and internal policies and
procedures.

Business divisions Group Compliance,
Regulatory &
Governance (GCRG)
Employment risk:

the risk of not adhering to the applicable employment

law, regulatory
requirements and human

resources practices, as well as our

own internal standards.

Human Resources
Conduct risk:

the risk that the conduct of

the firm or its individuals unfairly impacts clients or
counterparties, undermines

the integrity of the financial system or impairs effective

competition to
the detriment of consumers.
GCRG
Financial crime risk:

the risk of failure to prevent financial crime

(including money laundering, terrorist
financing, sanctions violations,

fraud, bribery and corruption).
Business divisions and
Financial Crime
Prevention (FCP)
GCRG
Operational risk:

the risk resulting from inadequate

or failed internal processes, people or systems, or
from external causes (deliberate, accidental

or natural).
Business divisions GCRG
Cybersecurity and information

security risk:

the risk of a malicious internal or external act,

or a
failure of IT hardware

or software, or human error,

leading to a material impact on confidentiality,
integrity or availability of UBS’s data

or information systems.

Business divisions and
the Chief Digital and
Information Office (the
CDIO)
GCRG
Model risk:

the risk of adverse consequences (e.g., financial

loss, due to legal matters, operational
loss, biased business decisions,

or reputational damage) resulting

from decisions based on incorrect

/
inadequate or misused model outputs

and reports.
Model owner Risk Control
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
lead to litigation or threat of

any litigation.
Business divisions Legal
Reputational risk:

the risk of loss of and damage to reputation,

loss of clients and investor confidence
within the financial system.
All businesses and
functions
All control functions

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
effect on our

ability to

execute our strategy

and may

affect our business activities,

financial condition, results

of operations
and business prospects.
–

We remain watchful of a range of geop

olitical developments across the world,

including the Russia–Ukraine

war,

US–
China

and

US–Iran

tensions,

and political

changes

in

a

number

of

countries.

Geopolitical tensions

will continue

to
create uncertainty, while the Russia–Ukraine

war complicates the energy

price outlook.
–

Inflation appears

to be

moderating in

the US

and

Europe,

but there

continue

to be

concerns

regarding

a potential
resurgence

and

regarding

the

timing

and

extent

of

central

bank

policy responses

(i.e.,

interest

rate

hikes

and

the
tapering of quantitative easing).

–

We are

exposed to

a number

of macroeconomic

issues,

as well

as general

market conditions.

As noted

in “Market,
credit

and

macroeconomic

risks”

in

the

“Risk

factors”

section

of

this

report,

these

external

pressures

may

have

a
significant adverse effect on our business activities

and related financial results, primarily through reduced margins and revenues,

asset

impairments

and

other

valuation

adjustments.

Accordingly,

these

macroeconomic

factors

are
considered in the development

of stress-testing scenarios for our

ongoing risk management activities.
–

We are exposed

to substantial

changes in

the regulation

of our

businesses that

could

have a material

adverse effect
on

our business,

as discussed

in the “Regulatory

and legal

developments”

section of

this report

and in

“Regulatory
and legal risks” in the “Risk

factors” section of this report.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   87
–

As a

global

financial services

firm, we

are subject

to many

different legal,

tax and

regulatory regimes

and

extensive
regulatory oversight.

We are exposed

to significant

liability risk,

and we

are subject

to various claims,

disputes, legal
proceedings

and government investigations,

as noted

in “Regulatory and

legal risks” in

the “Risk factors”

section of
this report. Information about litigation, regulatory and similar matters we consider significant is disclosed in “Note 17
Provisions and contingent

liabilities” in the “Consolidated financial statements”

section of this report.
–

The

geopolitical

situation

increases

the

likelihood

of

external

state-driven

cyber

activity,

and

attacks

are

becoming
increasingly sophisticated, which

may result in business

disruption or the

corruption or loss of

data. Additionally,

as a
result of the dynamic and material nature of recent geopolitical, environmental and health threats and the operational complexity of all

our businesses,

we are continually

exposed to

operational resilience scenarios

such as

process error,
failed execution, system failures and

fraud.
–

Conduct risks

are inherent in

our businesses. Achieving

fair outcomes for

our clients, upholding

market integrity and
cultivating the highest standards

of employee conduct are

of critical importance

to us.

Management of conduct

risks
is an integral part of our risk management

framework.
–

Financial crime

(including

money

laundering,

terrorist financing,

sanctions

violations,

fraud, bribery

and

corruption)
presents significant risk. Heightened

regulatory expectations and

attention require investment

in people and systems,
while

emerging

technologies

and

changing

geopolitical

risks

further

increase

the

complexity

of

identifying

and
preventing financial

crime. Refer

to “Non

-financial risk”

in this section

and “Strategy,

management and

operational
risks” in the “Risk factors” section

of this report for more information.
–

ESG / sustainability

and climate

risks are in

the focus

of regulators

and other

stakeholders, in

particular climate risks,
nature-related risk and

concerns about greenwashing, where

UBS may

be subject

to reputational risk

if not fully

aligned
with

sustainability-related

criteria.

New

standards

and

rules

are

developing

in

several

jurisdictions,

with

the

risk

of
divergent rules increasing and leading to an increased risk

that UBS may not comply

with all relevant regulations. Refer
to “Sustainability and climate risk” and

“Non-financial risk” in this section.
–

New risks continue to emerge. For example, client demand

for distributed ledger technology,

blockchain-based assets
and virtual

currencies

creates new

risks, to

which we

currently have

limited exposure

and for

which relevant

control
frameworks are being implemented.

Risk governance
Our risk governance framework operates along

three lines of defense.

Our first line of defense, business management, owns its risks and is accountable for maintaining effective processes and systems to

manage them in

compliance with applicable

laws, rules and

regulations, as well

as internal

standards, including
identifying control weaknesses

and inadequate processes.
Our

second

line

of

defense,

control

functions,

is

separate

from

the

business

and

reports

directly

to

the

Group

CEO.
Control

functions

provide

independent

oversight,

challenge

financial

and

non-financial

risks

arising

from

the

firm’s
business

activities, and

establish independent

frameworks for

risk assessment,

measurement,

aggregation,

control and
reporting, protecting against

non-compliance with applicable laws, rules and

regulations.
Our third line of defense, Group Internal Audit (GIA),

reports to the Chairman and to the Audit Committee. This function assesses the

design and

operating effectiveness

and sustainability

of processes

to define

risk appetite,

governance, risk
management, internal

controls,

remediation

activities and

processes

to comply

with

legal and

regulatory requirements
and internal governance standards.
The key roles

and responsibilities

for risk management

and control

are shown

in the chart below

and described

further
below.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   88

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

as a whole.
The
Group

Chief Executive

Officer

has responsibility

and accountability

for the

management

and performance

of the

Group,
has risk authority

over transactions,

positions and

exposures, and

allocates business

divisions and

Group Functions

risk limits
approved by the BoD.
The
business division Presidents and

Group functional heads
are responsible for the operation and management

of their
business

divisions

/

Group

Functions,

including

controlling

the

dedicated

financial

resources

and

risk

appetite

of

the
business divisions.
The
regional Presidents

ensure cross-divisional collaboration

in their regions and

are mandated to inform the

GEB about
any regional activities and issues that may

give rise to actual or potentially

material regulatory or reputational

concerns.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   89
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

the risk
control process.
The
Group

Chief

Compliance

and

Governance

Officer

is

responsible

for

developing

the

Group’s

non-financial

risk
framework,

which

sets

the

general

requirements

for

identification,

management,

assessment

and

mitigation

of

non-
financial

risk,

and

for

ensuring

that

all non

-financial

risks

are

identified,

owned

and

managed

according

to

the

non-
financial risk appetite objectives, supported

by an effective control framework.
The
Group Chief Financial Officer

is responsible for transparency in assessing the financial performance of the Group and the

business

divisions,

and

for

managing

the

Group’s

financial

accounting,

controlling,

forecasting,

planning

and
reporting.

Additional

responsibilities

include

managing

UBS’s

tax affairs,

as

well

as treasury

and

capital management,
including

liquidity and

funding risk

and UBS’s

regulatory ratios,

Finance Artificial

Intelligence

& Data

Analytics strategy
and Group M&A.

The
Group

General

Counsel

manages

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

significant legal

entities of

the Group.

Designated
legal entity
risk officers

oversee and

control financial

and non

-financial risks for significant

legal entities

of UBS

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

Our risk

appetite is

defined at

the aggregate

Group level

and reflects

the types of

risk that we

are willing

to accept or
wish to

avoid. It

is set

via complementary

qualitative

and

quantitative

risk appetite

statements defined

at

a firm

-wide
level and is

embedded

throughout

our business

divisions and

legal entities by

Group,

business division

and legal

entity
policies, limits and authorities. Our risk appetite is reviewed and recalibrated annually,

with the aim of ensuring that risk-
taking at every

level of the

organization

is in line

with our

strategic priorities, our

capital and

liquidity plans,

our
Pillars,
Principles and Behaviors
, and minimum regulatory

requirements. The

“Risk appetite framework” chart below shows

the
key elements of the framework, which is

described in detail in this section.
Qualitative

risk

appetite

statements

aim

to

ensure

we

maintain

the

desired

risk

culture.

Quantitative

risk

appetite
objectives

are

designed

to

enhance

UBS’s

resilience

against

the

effects

of

potential

severe

adverse

economic

or
geopolitical events.

These risk

appetite objectives

cover UBS’s

minimum capital

and leverage

ratios,

solvency, earnings,
liquidity and funding, and are subject to periodic review, including the yearly business planning process. These objectives
are complemented by non-financial risk appetite objectives, which are set for each of our non-financial risk categories.

A
standardized quantitative

firm-wide non-financial

risk appetite

has been

established at

the Group

and business

division
levels. Non-financial risk

events exceeding predetermined risk

tolerances, expressed as

percentages of UBS’s

total revenue,
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

appetite
may change

over

time, portfolio limits

and associated approval

authorities are subject to

periodic reviews

and changes,
particularly in the context

of our annual business

planning process.

Our

risk appetite

framework is

governed by

a single

overarching policy

and

conforms to

the Financial

Stability Board’s
Principles for an Effective

Risk Appetite

Framework.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   90

Risk principles and risk culture
Maintaining

a

strong

risk culture

is

a

prerequisite

for

success

in

today’s

highly complex

operating

environment

and

a
source of sustainable competitive

advantage.

Our risk appetite

framework combines

all the

important elements

of our

risk culture,

expressed in

our
Pillars, Principles
and

Behaviors
,

our

risk

management

and

control

principles,

our

Code

of

Conduct

and

Ethics,

and

our

Total

Reward
Principles. Together

these aim

to align

our decisions

with the

Group’s

strategy, principles

and

risk appetite.

They

help
create a solid foundation for promoting

risk awareness, leading to appropriate risk

-taking and the establishing of

robust
risk management

and control

processes. These

principles are

supported by

a range

of initiatives

covering employees

at
all levels, for

example the
UBS House View

on Leadership
, which is a

set of explicit

expectations that establishes consistent
leadership standards across UBS

,

and our Principles of Good Supervision, which establish clear expectations of managers
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

firm-wide
level across all risk types

.
Protection of reputation
Protecting our reputation

through a sound risk culture characterized

by a holistic and integrated view of
risk, performance and reward,

and through full compliance with our

standards and principles, particularly
our Code of Conduct and Ethics.
Business management accountability
Maintaining management accountability,

whereby business management owns all risks

assumed
throughout the Group

and is responsible for the continuous and active

management of all risk exposures
to provide for balanced risk and

return.
Independent controls
Independent control functions

that monitor the effectiveness of the businesses’

risk management and
oversee risk-taking activities.
Risk disclosure
Disclosure of risks

to senior management, the BoD, investors, regulators,

credit rating agencies and other
stakeholders with an appropriate

level of comprehensiveness and

transparency.

Whistleblowing policies and procedures exist to encourage an environment where staff are comfortable raising concerns.
There

are

multiple channels

via which

individuals

may,

either openly

or

anonymously,

escalate

suspected

breaches

of
laws, regulations,

rules and

other legal requirements,

our Code

of Conduct

and Ethics, policies

or relevant

professional
standards.

We

are

committed

to

ensuring

there

is

appropriate

training

and

communication

to

staff

and

legal

entity
representatives, including

information about new regulatory

requirements.
Mandatory training programs

cover various compliance-related and

risk-related topics, including operational risk

and anti-
money laundering. Additional specialized training is provided depending on employees’ specific roles and responsibilities;
e.g.,

credit risk

and

market risk

training

for those

working

in trading

areas.

Our non

-financial risk

framework aims

to
identify and manage financial, regulatory and

reputational risks, as well as risks to

clients and markets.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   91
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
process and approved

by the BoD. The comparison

of risk exposure with risk

capacity is a key consideration

in decisions
on potential adjustments to the business

strategy,

risk profile,

and the level of capital returns

to shareholders.
In

the

annual

business

planning

process,

UBS’s

business

strategy is

reviewed,

the

risk

profile

that

our

operations

and
activities result

in is

assessed,

and

that risk

profile stressed

.

We use

both

scenario-based

stress tests

and

statistical risk
measurement

techniques

to

assess

the

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
maximum acceptable risk

exposure is supported by

a full

set of risk

limits, which are

cascaded to businesses and

portfolios.
These limits aim to ensure that our

risks remain in line with risk appetite.
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

entity.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   92
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

results of firm-
wide stress testing. The

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

used for external

disclosure

and regulatory

reporting.

Dedicated units

within Risk

Control assume

responsibility
for measurement, analysis and reporting

of risk

and for overseeing the

quality and integrity of

risk-related data. Our

risk
data and measurement

systems are subject

to periodic review

by GIA, following a

risk-based audit approach.

Model risk management

Introduction
We rely

on models

to inform

risk management

and control

decisions,

to measure

risks or

exposures, value

instruments
or positions,

conduct stress testing,

assess adequacy

of capital, and

manage clients’ assets

and our

own assets.

Models
may also be

used to

measure and

monitor compliance

with rules and

regulations,

for surveillance activities,

or to meet
financial or regulatory reporting

requirements.

Model risk is

defined as

the risk

of adverse

consequences (e.g.,

financial losses

or reputational

damage) resulting

from
incorrect or misused models.
Model governance framework
Our model

governance framework establishes requirements for identifying, measuring, monitoring, reporting, controlling and mitigating model risk. All the

models that we use are subject to governance

and controls throughout their life cycles,
with rigor,

depth and

frequency determined

by the

model’s materiality

and complexity

.

This is designed

to ensure

that
risks arising from model use are identified, understood,

managed, monitored, controlled and

reported on both a model-
specific and

an aggregated

level. Before

they can

be granted

approval

for use from

the model

sponsor,

all our models
are independently validated.

Once validated and approved

for use, a model is

subject to ongoing

model monitoring and annual

model confirmation,
ensuring that the model is only

used if it continues to

be found fit for purpose.

All models are subject to periodic model
re-validation.
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

and non

-financial risk is

that some
models are owned by

traditionally second LoD functions, such

as Risk Control, Finance or Compliance.
Model risk appetite framework

and statement
The model risk appetite framework sets

out the model risk appetite

statement, defines the relevant

metrics and lays out
how appropriate adherence

is assessed.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   93
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
has

a

key role

in our

limits framework

at

the

firm-wide,

business

division,

legal

entity and

portfolio levels.

Stress

test
results are

regularly reported

to the BoD

and the GEB.

As described

in “Risk appetite

framework,” stress testing,

along
with statistical loss measures, has

a central role in our risk appetite

and business planning

processes.
Our stress

testing framework

has three

pillars: (i)

combined

stress tests;

(ii) an

extensive

set of

portfolio-

and

risk-type-
specific stress tests; and (iii) reverse stress

testing.
Our
combined stress

testing (CST)

framework is scenario-based

and aims

to quantify overall

firm-wide losses

that could
result

from

various

potential

global

systemic

events.

The

framework

captures

all

material

risks,

as

covered

in

“Risk
categories.” Scenarios

are forward

-looking

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

the ESF,

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

and material risk types

to calculate the

aggregate estimated

effect of the

scenario on profit

or loss, other
comprehensive income, risk-weighted assets,

the leverage ratio denominator and,

ultimately, capital and leverage ratios.
The assumed

changes

in macroeconomic

variables are

updated

periodically to

account

for changes

in the

current and
possible future market environment.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   94
In 2022,

the binding

scenario for

CST was

the internal
global

crisis

scenario.

In this

scenario, weaker

fiscal conditions
resulting from the COVID-19 pandemic, combined with concerns around inflation, geopolitical tensions and accelerating policy actions toward a carbon

-neutral economy,

lead to sovereign

defaults in several emerging markets.

This then spills
over into a

Eurozone crisis,

a hard

landing in

China and

a global

downturn. The

macroeconomic impact is

severe, as

is
the immediate market impact. Volatility in the bond

markets spreads to other asset classes. Greece, Portugal

and Cyprus
lose market access

and require

substantial debt

restructurings,

while Greece

leaves the

Eurozone.

Weak consumer

and
business confidence and a fall

in global markets lead to

a global recession. The fiscal response in many

countries is limited
due to the lack of fiscal headroom, while central banks resume expansionary monetary policy. China is hit severely by the slowdown in global demand and volatility in financial markets, which further weakens emerging market economies. The
scenario was updated over the course

of 2022 to incorporate

evolving economic conditions, including rising interest rates across the globe.
As part of the CST framework, we routinely

monitored three additional stress

scenarios throu

ghout 2022:
–

The
global depression

scenario explores a

resurgence of COVID-19 occurring in

the midst of

a global market

downturn.
A

combination

of

political, solvency

and

liquidity

concerns

cause

several large

emerging

markets to

default,

which
triggers

a

broader

sovereign

crisis. Several

European

economies default,

and

some leave

the

Eurozone.

A

negative
feedback loop between collapsing demand in

developed and emerging markets, declining asset

values and commodity
prices, and disruption in

the banking system leads to a deep

and prolonged recession across

the globe.
–

The
severe Russia

–Ukraine

conflict

scenario

was

created in

early

2022

in response

to developments

in Ukraine

and
explores a

sharp and

persistent

rise in

inflation due

to an

escalation

of geopolitical

tensions,

leading to

a significant
rise in

long-term interest

rates and

a period

of market

turbulence.

Economic activity

slows

across the

globe as

both
business and household

sentiment collapse, while credit conditions

deteriorate. Despite weakness in

activity, inflation
remains stubbornly high, forcing central banks to begin raising their policy rates and thereby prolonging the weakness
in economic activity and asset prices.
–

The
US

monetary

crisis

scenario

explores

a

loss

of

confidence

in

the

US,

which

leads

to

a

sell-off

of

US

dollar-
denominated

assets, sparking

an abrupt

and substantial

depreciation

of the

US dollar.

The US

economy is

hit hard,
financial markets enter a period of high volatility and other industrialized countries replicate the cyclical pattern of the
US.

Regional

inflation

trends

diverge

as

the US

experiences significant

inflationary

pressures

while other

developed
markets experience deflation.
We have updated

the binding

stress scenario in

our CST

framework for 2023.

The new
stagflationary geopolitical

crisis

scenario assumes that a geopolitical

event leads to economic

regionalization and

fears of prolonged stagflation.

Central
banks

signal

a

firm commitment

to

price

stability

and

continue

to

tighten

monetary

policy,

triggering

a

broad

rise in
interest rates and impacting economic

activity and asset values. The
global crisis

scenario will continue

to be maintained
and run for monitoring purposes.
Portfolio-specific stress tests

are measures tailored to the risks of specific portfolios. Our portfolio stress loss measures are derived

from

data

on

past

events,

but

also

include

forward-looking

elements

(e.g.,

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

determine the optimal

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
›

Refer to “Note 19

Expected credit

loss measurement”

in the “Consolidated

financial statements”

section of this report

for more
information about scenarios

used for

expected credit loss

measurement
Statistical measures
We complement

the scenario-based

CST measures

with our

statistical stress

measures

to calculate

and aggregate

risks
using statistical techniques to

derive stress events at chosen confidence levels.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   95
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

business divisions to risk

-based capital
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

business planning process.
Firm-wide stress

and

statistical

metrics are

complemented

by

more granular

portfolio

and

position

limits, triggers

and
targets.

Combining

these

measures

provides

a

comprehensive

framework

for

control

of

the

key risks

of

our

business
divisions, as well as significant legal entities.
We apply limits to

a variety of

exposures at

portfolio level, using

statistical and stress-based

measures, such as

value-at-
risk,

liquidity-adjusted

stress,

loan

underwriting

limits,

economic

value

sensitivity

and

portfolio

default

simulations

for
loan books. These

are complemented with a set of

controls for net interest

income sensitivity, mark

-to-market losses on
available-for-sale portfolios, and the effect of foreign

exchange movements on capital

and capital ratios.
Portfolio measures are

supplemented with

counterparty- and

position-level controls.

Risk measures

for position controls
are

based

on

market

risk

sensitivities

and

counterparty-level

credit

risk

exposures.

Market

risk

sensitivities

include
sensitivities to changes in

general market risk factors (e.g.,

equity indices, foreign exchange

rates and interest rates) and
sensitivities

to

issuer-specific factors

(e.g.,

changes

in

an issuer’s

credit

spread

or

default risk).

We

monitor

numerous
market

and

treasury

risk

controls

on

a

daily

basis.

Counterparty

measures

capture

the

current

and

potential

future
exposure to an individual

counterparty, considering collateral and

legally enforceable netting agreement

s.

›

Refer to “Credit risk”

in this section

for more information

about counterparty

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
of the markets

where the

positions are

traded, as

well as the

availability and effectiveness

of hedges

or other potential
risk-mitigating factors. This includes an assessment of, for example, the provider of the hedge and market liquidity

where
the hedge might be traded.

Particular attention is given

to identification of wrong

-way risk and risk on risk. Wrong

-way
risk is defined as a positive correlation between

the size of the exposure and the likelihood of a

loss. Risk on risk is when
a position and its risk mitigation

can be impacted by the same event.
For non-financial risks, risk concentrations may result from, for example,

a single operational risk issue that is large on its
own (i.e.,

it has the potential

to produce

a single high

-impact loss or

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

or non

-financial risks,

particularly if

the correlations
that emerge in a stressed environment differ

markedly from those envisaged

by risk models.
▲

›

Refer to “Credit risk”

and “Market risk”

in this section

for more information

about the composition

of our portfolios
›

Refer to the “Risk

factors”

section of this

report for more information

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   96
Credit risk
Audited |
Main sources of credit risk

–

Global

Wealth

Management

credit

risk arises

from

lending

against

securities collateral,

including

derivative trading
activity, and lending against

residential and commercial real estate collateral,

as well as corporate and

other lending.

–

A substantial

portion

of lending

exposure

arises from

Personal

& Corporate

Banking,

which offers

mortgage loans,
secured

mainly

by

owner-occupied

properties

and

income-producing

real

estate,

as

well

as

corporate

loans,

and
therefore depends on

the performance of the Swiss economy and real estate

market.
–

The

Investment

Bank’s

credit

exposure

arises

mainly

from

lending,

derivatives

trading

and

securities

financing.
Derivatives trading and securities financing are mainly investment grade. Loan underwriting activity can be lower rated
and give rise to temporary concentrated exposure

.
–

Credit risk within Non-core and

Legacy portfolio relates to derivative transactions

and securitized positions.
▲

Credit loss expense / release
Total

net credit loss

expenses were

USD 29m

in 2022, compared

with net credit

loss releases

of USD 148m

in the

prior
year, reflecting

net expenses of USD 29m

related to stage 1 and

2 positions.
Stage 1 and 2 expected credit loss expenses of USD 29m relate to lending to corporate clients not secured by mortgages
(USD 21m), mainly driven by scenario effects related

to downward revision of

GDP and higher interest rate assumptions,
and

lending

secured

by

mortgages

(USD 16m),

mainly

driven

by

scenario

effects

related

to

higher

interest

rate
assumptions,

especially

in

the

newly

introduced

stagflationary

geopolitical

crisis

scenario,

and

adverse

house

price
assumptions, partly offset by releases

from other lending (USD

9m).
›

Refer to “Note 1

Summary of material

accounting policies,”

“Note 9 Financial

assets at amortized

cost and other positions

in scope
of expected credit loss

measurement” and

“Note 19 Expected

credit loss measurement”

in the “Consolidated

financial statements”
section of this report

for more information

about IFRS 9 and

expected credit

losses

Credit loss expense

/ (release)
USD m
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the year ended

31.12.22
Stages 1 and 2 (5) 27 0 6 1 29
Stage 3 5 12 0 (18) 2 0
Total credit loss expense /

(release)
0 39 0 (12) 3 29
For the year ended

31.12.21
Stages 1 and 2 (28) (62) 0 (34) 0 (123)
Stage 3 (1) (24) 1 0 0 (25)
Total credit loss expense /

(release)
(29) (86) 1 (34) 0 (148)
For the year ended

31.12.20
Stages 1 and 2 48 129 0 88 0 266
Stage 3 40 128 2 217 42 429
Total credit loss expense /

(release)
88 257 2 305 42 694
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
approved by the Bo

ard of Directors and are delegated

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
–

We use

models to

derive portfolio credit

risk measures

of expected loss,

statistical loss

and stress

loss at Group

-wide
and business division levels, and

to establish portfolio limits.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   97
–

Credit risk concentrations can arise if

clients are engaged in similar activities,

located in the same geographical

region
or have

comparable economic

characteristics,

e.g.,

if their

ability to

meet contractual

obligations

would be

similarly
affected by changes in economic, political or other conditions.

To avoid credit risk concentrations, we

establish limits /
operational

controls

that

constrain

risk

concentrations

at

portfolio,

sub-portfolio

or

counterparty

levels

for

sector
exposure, country risk and specific product

exposures.
▲

Credit risk profile of the Group
The exposures

detailed in

this section

are based

on management’s

view of

credit risk,

which differs

in certain

respects
from the expected credit loss

(ECL) measurement requirements

of International Financial Reporting

Standards (IFRS).
Internally,

we

put

credit

risk

exposures

into

two

broad

categories:

banking

products

and

traded

products.

Banking
products include drawn

loans, guarantees and

loan commitments,

amounts due from

banks, balances at

central banks,
and other financial

assets at amortized cost.

Traded products include

over-the-counter (OTC) derivatives, exchange-traded
derivatives

(ETDs)

and

securities

financing

transactions

(SFTs),

consisting

of

securities

borrowing

and

lending,

and
repurchase and reverse repurchase

agreements.

Banking and traded

products exposure

in our business

divisions and Group Functions
31.12.22
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group
Functions Total
Banking products
1,2
Gross exposure 334,621 236,508 1,454 76,585 37,986 687,152
of which: loans and advances to customers (on

-balance sheet)
219,385 154,643 (1) 12,754 1,221 388,003
of which: guarantees and loan commitments (off-balance

sheet)
13,147 28,610 0 12,920 7,486 62,163
Traded products
2,3
Gross exposure 8,328 320 0 34,370 43,018
of which: over-the-counter derivatives 6,416 304 0 11,218 17,938 of which: securities financing transactions 0 0 0 17,055 17,055 of which: exchange-traded derivatives 1,912 15 0 6,097 8,024
Other credit lines, gross
4
12,084 23,092 0 6,105 109 41,390
Total credit-impaired exposure,

gross (stage 3)
1
757 1,380 0 312 6 2,455
Total allowances and provisions for expected

credit losses (stages 1 to 3)
215 701 0 168 7 1,091
of which: stage 1 68 138 0 49 4 259
of which: stage 2 57 156 0 54 0 267
of which: stage 3 90 406 0 64 3 564
31.12.21
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Group
Functions Total
Banking products
1,2
Gross exposure 337,266 229,334 1,520 59,352 65,514 692,985
of which: loans and advances to customers (on

-balance sheet)
228,598 152,847 0 13,720 3,445 398,611
of which: guarantees and loan commitments

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
of which: stage 3 135 438 0 90 0 662
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

2 Internal management
view of credit

risk, which differs

in certain

respects from

IFRS.

3 As counterparty

risk for traded

products is

managed at

counterparty level,

no further split

between exposures

in the Investment

Bank and Group
Functions is provided.

4 Unconditionally revocable

committed credit lines.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   98
Banking products
›

Refer to “Note 1

Summary of material

accounting policies”

in the “Consolidated

financial statements”

section of this

report for
more information about

our accounting

policy for allowances

and provisions for

ECL
›

Refer to “Note 9

Financial assets at

amortized cost

and other positions

in scope of expected

credit loss

measurement” and “Note
19 Expected credit

loss measurement”

in the “Consolidated

financial statements”

section of this

report for more information
about ECL measurement

requirements under

IFRS
›

Refer to “Note 13a

Other financial

assets measured

at amortized cost”

in the “Consolidated

financial

statements” section

of this
report for more details

Global Wealth Management
Gross banking products exposure within Global Wealth Management decreased slightly to USD 335bn from USD 337bn.
Our Global

Wealth

Management

loan

portfolio

is

mainly secured

by securities

(Lombard

loans)

and

by residential

real
estate. Most

of our

USD 154bn

of Lombard

loans,

including traded

products collateralized

by securities,

were of

high
quality, with

89%

rated as investment

grade based

on our

internal ratings

and an

average loan-to-value (LTV)

of 49%.
Moreover,

Lombard

loans

are

typically

uncommitted,

short

term

in

nature

and

can

be

canceled

immediately

if

the
collateral

quality

deteriorates

and

margin

calls

are

not

met.

In

2022,

the

Lombard

book,

including

traded

products,
decreased

by

approximately 11%,

while

keeping

a

stable

risk profile

with

regard

to

collateral concentrations

with

no
material losses.

The decrease

was primarily driven by

clients in Asia

Pacific deleveraging on

the back of ongoing

market
volatility. The share of non-standard Lombard

loans, for example those with less liquid or concentrated collateral, slightly increased to 5% of the total Lombard

book from 4%.
The mortgage

book increased

by approximately

8%, driven

by higher

volumes of

mortgage loans

in the US

residential
real estate portfolios (average LTV 48%)

and by further expansion of

the commercial real estate business

to USD 5bn.
Other financings represent

approximately 6% of

the total

banking products exposures and are

consolidated in a

corporate
and other

portfolio that increased

by approximately

68% in

2022, mainly driven

by private equity

subscription

facilities
in the US, which are mostly investment grade

rated.

Collateralization

of Loans and advances

to customers
1
UBS
of which:
Global Wealth Management
of which: Personal &
Corporate Banking
of which:
Investment Bank
USD m, except where indicated 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Secured by collateral

367,159

377,857

216,993

225,591

138,851

138,344

10,724

11,200
Residential real estate

172,700

168,696

62,200

58,655

110,500

110,041

0

0
Commercial / industrial real estate

25,271

22,682

4,955

3,338

19,795

18,878

520

466
Cash

33,550

37,504

30,514

34,175

3,036

3,114

0

215
Securities

115,941

128,665

107,253

115,901

2,228

2,214

5,869

7,829
Other collateral

19,698

20,310

12,071

13,523

3,293

4,098

4,334

2,690
Subject to guarantees

2,957

3,954

144

616

2,758

3,338

55

0
Uncollateralized and not subject to guarantees

17,887

16,801

2,247

2,391

13,034

11,166

1,976

2,519
Total loans and advances

to customers, gross

388,003

398,611

219,385

228,598

154,643

152,847

12,754

13,720
Allowances

(783)

(850)

(138)

(168)

(559)

(574)

(83)

(108)
Total loans and advances

to customers, net of allowances

387,220

397,761

219,247

228,431

154,084

152,273

12,672

13,612
Collateralized loans and advances to

customers in % of
total loans and advances to customers,

gross (%)

94.6

94.8

98.9

98.7

89.8

90.5

84.1

81.6
1 Collateral arrangements

generally incorporate

a range of

collateral, including

cash, securities, real

estate and other

collateral. UBS

applies a risk-based

approach that

generally prioritizes collateral

according to its
liquidity profile.
Personal & Corporate Banking

Gross

banking

products

exposure

within

Personal

&

Corporate

Banking

increased

to

USD 237bn,

compared

with
USD 229bn in 2021.

Net banking products

exposure (excluding

exposure

reallocated

from Group Treasury)

was largely
unchanged

at

USD 186bn

(CHF 172bn

),

of

which

approximately

66%

was

classified

as

investment

grade,

broadly
unchanged

from 2021.

Around 48

%

of the exposure

is categorized

in the lowest

LGD bucket,

i.e., 0–25%,

compared
with 50% in

2021.

Personal &

Corporate

Banking’s

gross loan

portfolio

was USD

155bn

(CHF 143bn)

compared

with
USD 153bn

(CHF 139

bn)

in

2021.

This

portfolio

is

predominantly

denominated

in

Swiss

francs

and

the

increase

in
Swiss franc

terms was

largely offset

by the effect

of the US

dollar appreciating.

As of 31

December

2022,

90% of this
portfolio was

secured

by collateral,

mainly residential

and commercial

property.

Of the

total

unsecured

amount,

86%
related to

cash flow-based

lending to corporate

counterparties

and 3%

related to

lending to public

authorities.

Based
on

our

internal

ratings,

53%

of

the

unsecured

loan

portfolio

was

rated

as

investment

grade,

compared

with

50%
in 2021.
Our Swiss

corporate

banking

products take-and-hold

portfolio,

which was

USD 36bn

(CHF 33bn) and

unchanged compared
with 2021,

consists of loans, guarantees and loan commitments to multi-national and domestic counterparties. The small
and

medium-sized entity (SME)

portfolio, in particular,

is well

diversified across industries. However,

such companies are
reliant on the domestic

economy and the

economies to

which they export,

in particular

the EU and the US.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   99
Our commodity

trade finance

portfolio focuses

on energy

and base-metal

trading companies,

where the

related commodity
price risk

is hedged

to a

large extent by

the commodity trader.

The majority of

limits in

this business are

uncommitted,
transactional and

short-term in

nature. Our

portfolio size

was USD 7bn

(CHF 7bn) as

of 31 December 2022,

compared with
USD 8bn (CHF 7bn) in

2021,

with a considerable

part of the exposure

correlating

with commodity

prices.
Our

exposure

to banks

consists primarily

of

contingent

claims

and

was USD

5bn

(CHF 5bn),

compared

with

USD 6bn
(CHF 5bn) in 2021.
Despite

the

Russia–Ukraine

war,

higher

energy

prices

and

supply

chain

bottlenecks,

as

well

as the

onset

of

monetary
policy tightening, credit

losses were at a

low level in 2022.

The delinquency ratio was

0.2% for the

corporate portfolio,
compared with 0.3%

at the end of 2021.

›

Refer to “Credit risk

models” in this

section for more information

about loss given

default, rating

grades and rating

agency
mappings
Swiss mortgage loan portfolio
Our Swiss

mortgage loan portfolio

secured by

residential and commercial

real estate in

Switzerland continues to be

our
largest loan

portfolio. These

mortgage loans,

totaling USD

170bn (CHF

157bn), mainly

originate from

Personal &

Corporate
Banking,

but also

from Global

Wealth Management

Region Switzerland.

Of these

mortgage

loans,

USD 154bn (CHF

142bn)
related to residential properties that

the borrower was either

occupying or renting out, with full recourse

to the borrower.
Of

this

USD 154bn

(CHF 142bn), USD 111bn

(CHF 103bn)

is

related

to

properties occupied

by

the

borrower,

with

an
average LTV

ratio of 51%, compared with 52%

as of 31 December 2021. The average LTV for newly originated loans for this

portfolio

was

63%,

compared

with

64%

in

2021.

The

remaining

USD 43bn

(CHF 39bn)

of

the

Swiss

residential
mortgage loan portfolio related to

properties rented out by the borrower and the average

LTV of that portfolio was 51%,
compared with 52%

as of 31 December 2021.

The average LTV for newly originated Swiss residential mortgage loans for properties rented out

by the borrower was 54%, compared

with 55%

in 2021.

As illustrated in the “Swiss mortgages: distribution

of net exposure at default (EAD) across exposure segments

and loan-
to-value (LTV) buckets” table below,

99.9%

of the aggregate

amount of Swiss residential

mortgage loans would continue
to be

covered by the

real estate collateral even

if the value

assigned to

that collateral were to

decrease 20%, and

more
than

99%

would

remain

covered

by

the

real

estate

collateral

even

if

the

value

assigned

to

that

collateral

were

to
decrease 30%.

Personal & Corporate

Banking: distribution

of banking products

exposure across

internal UBS ratings and

loss given
default (LGD) buckets
1
USD m, except where indicated 31.12.22 31.12.21
LGD buckets
Weighted
average
LGD (%)
Weighted
average
LGD (%) Internal UBS rating
2
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Investment grade 123,358 67,254 44,236 9,162 2,706 28 121,520 27
Sub-investment grade 62,219 22,924 25,168 11,790 2,336 35 63,141 34 of which: 6−9 56,774 21,053 22,976 10,592 2,153 35 57,955 34 of which: 10−13 5,445 1,871 2,193 1,199 182 36 5,185 36
Defaulted / Credit-impaired

1,380 24 1,151 205 42 1,617 42
Total exposure before deduction

of allowances and provisions
186,957 90,202 70,555 21,158 5,042 30 186,278 29
Less: allowances and provisions (664) (674)
Net banking products exposure
1
186,293 185,604
1 Excluding balances at central

banks and Group Treasury

reallocations.

2 The ratings

of the major credit rating

agencies, and their

mapping to our internal

rating scale, are

shown in the “Internal

UBS rating scale
and mapping of external ratings”

table in this section.

Personal & Corporate

Banking: loans uncollateralized

and not subject

to guarantees

by industry sector
31.12.22 31.12.21
USD m % USD m %
Construction 172 1.3 166 1.5
Financial institutions 3,878 29.8 2,786 25.0
Hotels and restaurants 135 1.0 119 1.1
Manufacturing 1,715 13.2 1,555 13.9
Private households 1,473 11.3 1,488 13.3
Public authorities 416 3.2 419 3.8
Real estate and rentals 547 4.2 574 5.1
Retail and wholesale 2,230 17.1 1,971 17.7
Services 2,242 17.2 1,908 17.1
Other 226 1.7 180 1.6
Exposure, gross 13,034 100.0 11,166 100.0

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   100
Swiss mortgages: distribution

of net exposure

at default (EAD) across

exposure segments

and loan-to-value

(LTV)
buckets
1
USD bn, except where indicated 31.12.22 31.12.21
LTV buckets
Exposure segment ≤30% 31–50% 51–60% 61–70% 71–80% 81–100% >100% Total Total
Residential mortgages
Net EAD 91.5 38.4 9.6 3.9 1.0 0.1 0.0 144.5 143.9
as a % of row total 63 27 7 3 1 0 0 100
Income-producing real estate
Net EAD 15.6 6.1 1.3 0.5 0.1 0.0 0.0 23.7 22.2
as a % of row total 66 26 6 2 1 0 0 100
Corporates
Net EAD 7.2 2.7 0.7 0.4 0.2 0.1 0.0 11.2 10.9
as a % of row total 64 24 6 3 1 1 0 100
Other segments
Net EAD 0.6 0.2 0.0 0.0 0.0 0.0 0.0 0.9 0.9
as a % of row total 67 22 5 3 2 1 0 100
Mortgage-covered exposure
Net EAD 114.8 47.4 11.6 4.9 1.2 0.3 0.1 180.3 177.9
as a % of total 64 26 6 3 1 0 0 100
Mortgage-covered exposure 31.12.21
Net EAD 111.2 47.0 12.2 5.5 1.5 0.3 0.1 177.9
as a % of total 63 26 7 3 1 0 0
1 The amount of each

mortgage loan is allocated

across the LTV

buckets to indicate the

portion at risk at the various

value levels

shown; for example, a

loan of 75 with

an LTV ratio

of 75% (i.e., a collateral

value of
100) would result in allocations

of 30 in the less-than-30%

LTV bucket,

20 in

the 31–50% bucket,

10 in the 51–60% bucket,

10 in the 61–70%

bucket and 5 in the 71

–80% bucket.
Investment Bank
The Investment

Bank’s

lending

activities are

largely associated

with corporate

and

non-bank

financial institutions.

The
business is broadly d

iversified across industry sectors, but concentrated

in North America.
The gross

banking products exposure

increased to USD 77

bn as of 31

December 2022,

compared with

USD 59bn as of
31 December 202

1,

mostly driven by balances

at central banks

allocated to the

business division.

Excluding balances

at
central banks and Group Treasury

reallocations, gross banking products exposure decreased to

USD 32bn from USD 35bn
in 2021, mostly

driven by a

decrease in irrevocable

loan commitments.

Based on

our internal ratings,

50% of this gross
banking products exposure was classified as investment grade. The vast majority of the gross banking products exposure
had an estimated LGD below 50

%.
Total mandated temporary loan underwriting exposure

ended 2022 at USD 2.6bn, compared with USD 6.6bn at the end
of the prior year. USD 2.3bn of

commitments had not yet been distributed

as originally planned as of

31

December 2022.
Loan underwriting

exposures

are classified

as held

for trading,

with fair

values reflecting

market conditions

at the

end
of 2022.
›

Refer to “Credit risk

models” in this

section for more information

about LGD, rating

grades and rating

agency mappings

Investment Bank:

distribution of banking

products exposure

across internal

UBS ratings and loss

given default (LGD)
buckets
1
USD m, except where indicated 31.12.22 31.12.21
LGD buckets
Weighted
average
LGD (%)
Weighted
average
LGD (%) Internal UBS rating
2
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Investment grade 15,878 4,182 7,867 2,127 1,702 37 18,302 36
Sub-investment grade 15,522 4,872 6,324 4,128 198 23 16,250 20 of which: 6−9 9,174 2,746 2,380 3,879 169 17 10,467 14
of which: 10−13 6,348 2,127 3,944 249 29 32 5,783 31
Defaulted / Credit-impaired 312 273 27 9 3 21 264 33
Banking products exposure
1
31,712 9,327 14,218 6,264 1,904 30 34,815 28
1 Excluding balances at central

banks and Group Treasury

reallocations.

2 The ratings

of the major credit rating

agencies, and

their mapping to our internal

rating scale, are

shown in the “Internal

UBS rating scale
and mapping of external ratings”

table in this section.

Investment Bank:

banking products

exposure

by geographical region
1
31.12.22 31.12.21
USD m % USD m %
Asia Pacific 4,766 15.0 5,154 14.8
Latin America 1,209 3.8 1,327 3.8
Middle East and Africa 183 0.6 212 0.6
North America 15,409 48.6 16,282 46.8
Switzerland 461 1.5 453 1.3
Rest of Europe 9,684 30.5 11,387 32.7
Exposure
1
31,712 100.0 34,815 100.0
1 Excluding balances at central

banks and Group Treasury

reallocations.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   101
Investment Bank:

banking products

exposure

by industry sector
1
31.12.22 31.12.21
USD m % USD m %
Banks 4,409 13.9 4,908 14.1
Chemicals 583 1.8 645 1.9
Electricity, gas, water

supply
363 1.1 359 1.0
Financial institutions, excluding banks 14,587 46.0 13,353 38.4
Manufacturing 1,361 4.3 1,692 4.9
Mining 878 2.8 1,024 2.9
Public authorities 259 0.8 619 1.8
Real estate and construction 1,685 5.3 1,581 4.5
Retail and wholesale 1,654 5.2 2,793 8.0
Technology and

communications
2,324 7.3 3,736 10.7
Transport and

storage
499 1.6 414 1.2
Other 3,110 9.8 3,691 10.6
Exposure
1
31,712 100.0 34,815 100.0
1 Excluding balances at central

banks and Group Treasury

reallocations.
Group Functions
Gross banking

products

exposure within

Group Functions,

which arises

primarily in

connection

with treasury

activities,
decreased by

USD 28bn

to USD 38bn from

balances at central banks.

The decrease

was mainly due

to shifts within

the
high-quality liquid asset

portfolio from cash

into securities,

a reduction in

short-term debt,

decreases in

customer deposits,
and

outflows related to the share

repurchase programs

.

›

Refer to “Balance

sheet assets” in

the “Capital,

liquidity and funding,

and balance sheet”

section

of this report for more
information
›

Refer to the “Group

Functions” section

of this report for more

information
Traded products
Audited |
Counterparty credit

risk (CCR)

arising from

traded products,

which include

OTC derivatives,

ETD exposures

and
SFTs,

originating in the Investment Bank, Non

-core and Legacy Portfolio, and Group Treasury,

is generally managed on a
close-out

basis.

This

takes

into

account

possible

effects

of

market

movements

on

the

exposure

and

any

associated
collateral over the time it

would take to close out our positions. In the Investment

Bank, limits are applied to the potential
future

exposure

per

counterparty,

with

the

size

of

the

limit

dependent

on

the

counterparty’s

creditworthiness

(as
determined by Risk Control).

Limit frameworks are also

used to control

overall exposure to

specific classes or

categories
of collateral on a portfolio level.

Such portfolio limits are monitored

and reported to senior management.

Trading in

OTC derivatives is conducted

through central counterparties

where practicable.

Where central counterparties
are not used, we have clearly defined policies and processes for trading on a bilateral basis. Trading is typically conducted
under

bilateral International

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
▲

In

the

tables

below,

OTC

derivatives

exposures

are

generally

presented

as

net

positive

replacement

values

after

the
application

of

legally

enforceable

netting

agreements

and

the

deduction

of

cash

and

marketable

securities

held

as
collateral.

SFT

exposures

are

reported

taking

into

account

collateral

received,

and

ETD

exposures

take

into

account
collateral margin calls.

›

Refer to “Note 10

Derivative

instruments”

in the “Consolidated

financial

statements”

section of this report for

more information
about OTC derivatives

settled through

central counterparties
›

Refer to “Note 21

Offsetting

financial

assets

and

financial

liabilities”

in the “Consolidated

financial

statements”

section of this report
for more information

about the effect of netting

and collateral arrangements

on derivative exposures

Investment Bank,

Non-core and Legacy

Portfolio and Group

Treasury:

traded products

exposure
USD m OTC derivatives SFTs ETDs Total Total
31.12.22 31.12.21
Total exposure, before deduction

of credit valuation adjustments and hedges
11,218 17,055 6,097 34,370 35,950
Less: credit valuation adjustments and allowances (34) (1) 0 (35) (34)
Less: credit protection bought (credit

default swaps, notional)
(109) (109) (119)
Net exposure after credit valuation

adjustments, allowances

and hedges
11,075 17,055 6,097 34,226 35,797

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   102
Investment Bank,

Non-core and Legacy

Portfolio and Group

Treasury:

distribution of

net OTC derivatives and

SFT
exposure across internal

UBS ratings and loss

given default (LGD) buckets
USD m, except where indicated 31.12.22 31.12.21
LGD buckets
Weighted
average
LGD (%)
Weighted
average
LGD (%)
Internal UBS rating
1
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Net OTC derivatives exposure
Investment grade 10,757 310 8,791 444 1,212 48 9,297 47
Sub-investment grade 318 13 114 14 177 72 317 59
of which: 6−9 285 9 89 13 174 76 249 62
of which: 10−12 28 0 25 0 2 41 46 64
of which: 13 and defaulted 5 3 0 2 0 23 22 14
Total net OTC

derivatives exposure, after credit

valuation adjustments
and hedges 11,075 322 8,905 458 1,389 49 9,615 48
Net SFT exposure
Investment grade 16,682 279 14,414 999 990 40 17,937 40
Sub-investment grade 373 0 151 45 177 71 629 69
Total net SFT exposure 17,055 279 14,565 1,044 1,166 41 18,566 41
1 The ratings of the

major credit rating agencies,

and their mapping to our internal

rating scale,

are shown in the “Internal

UBS rating scale and mapping

of external ratings” table in

this section.

Investment Bank,

Non-core and Legacy

Portfolio and Group

Treasury:

net OTC derivatives

and SFT exposure
by geographical region
Net OTC derivatives exposure Net SFT exposure
31.12.22 31.12.21 31.12.22 31.12.21
USD m % USD m % USD m % USD m %
Asia Pacific 1,249 11.3 1,586 16.5 4,906 28.8 5,380 29.0
Latin America 117 1.1 111 1.2 34 0.2 20 0.1
Middle East and Africa 615 5.6 112 1.2 483 2.8 360 1.9
North America 2,200 19.9 1,830 19.0 3,177 18.6 4,473 24.1
Switzerland 1,055 9.5 688 7.2 466 2.7 559 3.0
Rest of Europe 5,839 52.7 5,288 55.0 7,988 46.8 7,774 41.9
Exposure 11,075 100.0 9,615 100.0 17,055 100.0 18,566 100.0

Investment Bank,

Non-core and Legacy

Portfolio and Group

Treasury:

net OTC derivatives

and SFT exposure
by industry sector
Net OTC derivatives exposure Net SFT exposure
31.12.22 31.12.21 31.12.22 31.12.21
USD m % USD m % USD m % USD m %
Banks 1,288 11.6 986 10.3 869 5.1 1,654 8.9
Chemicals 71 0.6 14 0.1 0 0.0 0 0.0
Electricity, gas, water

supply
118 1.1 103 1.1 0 0.0 0 0.0
Financial institutions, excluding banks 8,614 77.8 7,174 74.6 14,865 87.2 15,866 85.5
Manufacturing 97 0.9 50 0.5 0 0.0 0 0.0
Mining 20 0.2 51 0.5 0 0.0 0 0.0
Public authorities 655 5.9 810 8.4 1,320 7.7 926 5.0
Retail and wholesale 29 0.3 22 0.2 0 0.0 0 0.0
Transport, storage

and communication
115 1.0 255 2.6 0 0.0 0 0.0
Other 69 0.6 150 1.6 0 0.0 120 0.6
Exposure 11,075 100.0 9,615 100.0 17,055 100.0 18,566 100.0
Credit risk mitigation
Audited |
We

actively

manage

credit

risk

in

our

portfolios

by

taking

collateral

against

exposures

and

by

utilizing

credit
hedging.
▲

Lending secured by real estate
Audited |
We

use

a

scoring

model

as

part

of

a

standardized

front-to-back

process

for

credit

decisions

on

originating

or
modifying Swiss mortgage loans.

The model’s two key factors are the

LTV ratio

and an affordability

calculation.
▲

The calculation of affordability takes

into account interest payments,

minimum amortization requirements

and potential
property

maintenance

costs

in

relation

to

gross

income

or

rental

income

for

rental

properties.

Interest

payments

are
estimated using

a predefined

framework, which

considers

the potential

for significant

interest

rate increases

over

the
lifetime of the loan. The interest rate is

set at 5% per annum

in the context of the current environment.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   103
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
valuation.
▲

Two separate

models provided

by a

market-leading

external

vendor are

used

to derive

property

valuations

for owner-
occupied

residential properties

(ORPs)

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

using region

-specific real estate price

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
For IPRE, the

capitalization rate model

is used to determine

the property valuation

by discounting

estimated sustainable
future

income

using

a

capitalization

rate

based

on

various

attributes.

These

attributes

consider

regional

and

specific
property characteristics, such as market and location data (e.g., vacancy rates), benchmarks (e.g.,

for running costs), and
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

the
underwriting

guidelines

take into

account

affordability

and

collateral

sufficiency.

Affordability

is assessed

at

a stressed
interest

rate

using,

for

residential

real

estate,

the

borrowers’

sustainable

income

and

declared

liabilities,

and

for
commercial real estate

the quality and

sustainability of

rental income.

For interest-only

loans, a

declared and

evidenced
repayment strategy

must be in

place. The

applicable LTV for

each mortgage

is based

on the

quality and

liquidity of the
property

and

assessed

against

valuations

from bank-appointed

third-party

valuers.

Maximum

LTV

varies from
30
%

to
70
%, depending on the type and

location of the property, as well as

other factors. Collateral

sufficiency is often further
supported by personal

guarantees from related third

parties. The overall portfolio

is centrally assessed against a number
of stress scenarios to ensure that exposures

remain within predefined stress limits.
▲

›

Refer to “Swiss mortgage

loan portfolio”

in this section

for more information

about LTV in our Swiss

mortgage portfolio
Lombard lending

Audited |
Lombard loans

are secured by pledges

of marketable securities,

guarantees and

other forms of collateral. Eligible
financial securities are

primarily liquid

and actively traded transferable

securities (such

as bonds and equities),

and other
transferable securities, such

as approved structured

products for which

regular prices are

available and the

issuer of the
security provides a market. To

a lesser degree, less liquid

collateral is also used.
We derive lending values by

applying discounts (haircuts) to the

pledged collateral’s market value.

Haircuts for marketable
securities are calculated to cover a

possible change in value over a

given close-out period and confidence level. Less liquid
or more volatile collateral will typically ha

ve larger haircuts.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   104
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

defined
trigger level,

a margin

call is

initiated,

requiring

the client

to provide

additional

collateral, reduce

the exposure

or take
other action to bring exposure

in line with the agreed lending value of the collateral. If a shortfall is not corrected within
the requi

red period,

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
protection purchased

and the

maturity of the associated

loan. Such

mismatches result in

basis risk and

may reduce the
effectiveness of the

credit protection. Mismatches are

routinely reported to credit

officers and mitigating actions

are taken
when necessary.
▲

›

Refer to “Note 10

Derivative instruments”

in the “Consolidated

financial statements”

section of

this report for more information
Mitigation of settlement risk
To

mitigate settlement

risk, we

reduce actual

settlement

volumes by

using multi

-lateral and

bi-lateral agreements

with
counterparties, including payment netting.
Foreign exchange transactions are our most significant source of settlement risk. We are a member of Continuous Linked
Settlement (CLS),

an industry

utility

that provides

a multi

-lateral framework

to settle

transactions

on

a delivery-versus-
payment

basis,

thus

reducing

foreign-exchange-related

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
Exposures to individual counterparties are measured

using three generally accepted parameters: PD, EAD

and LGD. For a
given credit facility, the product of

these three parameters results in the expected loss

(the EL). These parameters are the
basis for the

majority of our

internal measures

of credit

risk, and

key inputs

for regulatory

capital calculation

under the
advanced internal ratings-based

(A-IRB) approach

of the Basel III

framework. We also

use models to derive

the portfolio
credit risk measures of EL, statistical loss

and stress loss.
▲

›

Refer to the 31 December

2022 Pillar 3 Report,

available under

“Pillar 3 disclosures”

at
ubs.com/investors, for more information
about the regulatory

capital calculation

under the advanced

internal ratings-based

approach

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   105
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

Separate models for
mortgages in Switzerland and the US 28
Income-producing real estate
mortgages
Retail: residential
mortgages,

Corporates: specialized
lending Scorecard 1
Loan-to-value, debt service coverage,

financial data
(for large corporates only), behavioral data. Weights
of risk drivers differ between corporate

and private
clients 28
Lombard lending
Retail: other retail,
Corporates: other lending Merton type 2
Separate models for structured margin lending and
standard Lombard. Key risk drivers for both

models:
loan-to-value, historical asset returns,

behavioral
data 13–16
Small and medium-sized
enterprises Corporates: other lending Scorecard 1
Financial data including balance sheet ratios and
profit and loss, behavioral data.

Weights of risk
drivers differ depending on the corporate

client sub-
segment 28
Credit cards in Switzerland
Retail: qualifying
revolving retail and other
retail,

Corporates: other lending Scorecard 1
Client type and characteristics (revolver,

transactor,
new client, dormant client), and behavioral data 17
Banks
Banks and securities
dealers Scorecard 4
Financial data including balance sheet ratios and
profit and loss. Separate models for banks

–
developed markets, banks –

emerging markets,

broker-dealers and investment banks,

and private
banks 15
Commodity traders
Corporates: specialized
lending Scorecard 1
Financial data including balance sheet ratios and
profit and loss, as well as non-financial criteria 24
Aircraft financing Corporates: other lending Scorecard 1
Loan-to-value, AuM, strength

of legal framework of
source of wealth, and behavioral factors 16
Large corporates Corporates: other lending
Scorecard /
market data 3
Financial data including balance sheet ratios and
profit and loss, and market data. Separate

rating
tools for corporates with publicly traded

and highly
liquid stocks (market intelligence tool), private
corporates, and leveraged corporates 15
Other portfolios
Corporates: other
lending,
Public-sector entities and
multi-lateral development
banks
Scorecard /
pooled rating
approach /
rating
template 10
Financial data and/or historical portfolio performance
for pooled ratings. Separate models

for hedge funds,
managed funds, private equity funds,

insurance
companies, commercial real estate loans,

debt REITs,
mortgage originators, public-sector entities

and
multi-lateral development banks / supranationals 15
Loss given default
Owner-occupied mortgages in
Switzerland and the US
Retail: residential
mortgages
Statistical
model 2
Loan-to-value, time since last valuation.

Separate
models for mortgages in Switzerland and the US 11–14
Income-producing real estate
mortgages
Retail: residential
mortgages, Corporates:
specialized lending
Statistical
model 1
Loan-to-value, time since last valuation,

property
type, location indicator 11
Lombard lending
Retail: other retail,
Corporates: other lending
Statistical
model,
simulation 2
Separate models for structured margin lending and
standard Lombard. Key risk drivers for both

models:
historical observed loss rates, liquidity 13–14
Small and medium-sized
enterprises Corporates: other lending
Statistical
model 2
Separate models for mortgage and non-mortgage
LGDs. Mortgage models: loan-to-value,

time since
last valuation, property type,

location indicator. Non-
mortgage models: historical observed loss rates 11–17
Credit cards in Switzerland
Retail: qualifying
revolving retail and other
retail,

Corporates: other lending
Statistical
model 1
Collateral, accrued interests, client

characteristics.
17
Investment Bank – all
counterparties Across the asset classes
Statistical
model 2
Counterparty and facility specific, including industry
segment, collateral, seniority, legal environment

and
bankruptcy procedures. Specific model for sovereign
LGDs based on econometric modeling of past default
events using GDP per capita, government debt, and
other quantitative and qualitative factors such as the
share of multi-lateral debt service, the

size of the
banking sector and institutional quality >10
Exposure at default Banking products Across the asset classes
Statistical
model 3
Separate models based on exposure type (committed
credit lines, revocable credit lines, contingent
products) >10
Traded products Across the asset classes
Statistical
model 2
Product-specific market drivers,

e.g., interest rates.
Separate models for OTC derivatives,

ETDs and SFTs
that generate the simulation of risk factors used

for
the credit exposure measure n/a
1 For sovereign and Investment

Bank PD models, the

length of internal portfolio

history is shown in “Number

of years of loss data.”

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   106
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
3 0.05–0.12 A1 to A3 A+ to A– A+ to A–
4 0.12–0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB
5 0.25–0.50 Baa3 BBB– BBB–
6 0.50–0.80 Sub-investment grade Ba1 BB+ BB+
7 0.80–1.30 Ba2 BB BB
8 1.30–2.10 Ba3 BB– BB–
9 2.10–3.50 B1 B+ B+
10 3.50–6.00 B2 B B
11 6.00–10.00 B3 B– B–
12 10.00–17.00 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC
13 >17 Caa3 to C
CCC-

to C
CCC-

to C
Counterparty is in default

Default Defaulted D D
▲

Probability of default
PD

estimates the

likelihood of a

counterparty defaulting on

its contractual obligations over

the next

12

months, and

is
assessed using rating tools

tailored to the various categories of

counterparties. The “

Key features of our main

credit risk
models” table above gives

an overview of the approaches

used for our main asset

classes and presents

the main drivers
of

the

PD.

The

rating

tools

for

these

asset

classes

are

also

calibrated

to

our

internal credit

rating

scale (masterscale),
designed to ensure a consisten

t

assessment of default probabilities

across counterparties.

The ratings

of major

credit rating

agencies, and

their mapping

to our

masterscale and

internal PD

bands, are

shown in
the “Internal UBS rating scale and mapping of external ratings” table above. For

Moody’s and S&P, the mapping is based
on the long-term average of one-year default

rates available from these rating agencies, with Fitch ratings being mapped to the equivalent

S&P ratings.

For each external

rating category,

the average default

rate is compared

with our

internal
PD bands to derive a periodically reviewed

mapping to our internal

rating scale.
Exposure at default
EAD is the amount we expect to be owed by a counterparty at the time of possible default. We derive EAD from current
exposure to the counterparty and

possible future exposure

development.
The EAD of an on-balance sheet

loan is its notional

amount, while for

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

For risk-weighted

asset (RWA

)

calculation,

floors are

applied

to LGD

in line

with
regulation.
Expected loss
We use

the concept

of expected

loss to

quantify future

credit

losses that

may be

implicit in

our current

portfolio. The
expected loss for a given credit facility is a product of the three components described above, i.e., PD, EAD and LGD. We aggregate the expected loss

for individual counterparties to derive expected

portfolio credit losses.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   107
IFRS 9 – ECL credit risk models

Expected credit loss

Expected credit loss (ECL)

is defined as the difference

between contractual cash flows

and those UBS

expects to receive,
discounted

at

the

effective

interest

rate

(EIR).

For

loan

commitments

and

other

credit

facilities

in

scope

of

ECL
requirements, expected cash shortfalls are determined

by considering expected future drawdowns. Rather than focusing on

an average

through-the-cycle

(TTC)

expected

annual

loss,

the purpose

of

ECL

is to

estimate the

amount

of

losses
inherent in

a portfolio

based on

current conditions

and future

outlook (a

point-in-time

(PIT) measure),

whereby

such a
forecast

has to

include all

information

available without

undue

cost and

effort, and

address

multiple scenarios

where
there is perceived non

-linearity between changes

in economic conditions and

their effect on

credit losses. From

a credit
risk modeling perspective, ECL parameters

are generally derivations

of the factors assessed for regulatory Basel

III EL.
Comparison of Basel III EL and IFRS 9

ECL credit risk models
The IFRS 9 ECL concept has a number

of key differences

from our Basel III

credit risk models, both

in the loss estimation
process

and

the

result

thereof.

Most

notably,

regulatory

Basel III

EL

parameters

are

TTC

/ downturn

estimates, which
might

include

a

margin

of

conservatism,

while

IFRS 9

ECL

parameters

are

typically

PIT,

reflecting

current

economic
conditions and

future outlook.

The table below

summarizes the main differences.

Stage 1

and 2 ECL

expenses in 2022
were USD 29m

and respective

allowances and

provisions

as of 31

December 2022

were USD 526m.

This included

ECL
allowances and

provisions of

USD 485m

related to positions

under the

Basel III advanced

internal ratings-based

(A-IRB)
approach. Basel III EL for non

-defaulted positions increased by U

SD 37m to USD 956m.
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
The Basel III A-IRB approach

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
products, the vast majority of

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

future
economic conditions at the reporting

date.
Loss given default
(LGD)
LGD includes prudential adjustments,

such as downturn LGD
assumptions and floors. Similar

to PD, LGD is determined on
a TTC basis.
LGD should reflect the

losses that are reasonably expected

and
prudential adjustments should

therefore not be applied. Similar to
PD, LGD is determined on

the basis of a PIT approach.
Use of scenarios
n / a
Multiple forward

-looking scenarios have to be taken into account
to determine a probability-weighted

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

›

Refer to “Stress testing”

in this section

for more information

about our stress

testing framework

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   108
Credit risk model confirmation
Our approach

to model

confirmation involves both

quantitative methods,

such as

monitoring compositional changes

in
portfolios and

results of

backtesting,

and

qualitative assessments,

such as

feedback

from users

on

model output

as a
practical indicator of a model’s performance

and reliability.
Material changes

in portfolio

composition

may invalidate

the conceptual

soundness

of a model.

We therefore

perform
regular analyses

of the

evolution of

portfolios to

identify such

changes in

the structure

and credit

quality of

portfolios.
This includes analyses of changes

in key attributes, changes in portfolio

concentration measures and

changes in RWA.

›

Refer to “Model risk

management” in

this section

for more information

Backtesting
We monitor the performance

of models by backtesting

and benchmarking them,

with model outcomes

compared with
actual results, based on

our internal experience

and externally observed

results. To

assess the predictive

power of credit
exposure models for

traded products, such

as OTC derivatives

and ETD products, we

statistically compare predicted future
exposure distributions at different

forecast horizons

with realized values.

For PD, we derive a predicted distribution of

the number of defaults. The observed number of defaults

is compared with
the upper tail of the predicted distribution.

If the observed number of defaults is higher

than a given upper tail quantile,
we conclude

there is

evidence

that

the model

may underpredict

the number

of defaults.

Based

on

historical long

-run
average

default

rates

and,

if required,

additional

margin

of

conservatism,

we

also derive

PD

calibration

targets and

a
lower boundary.

As a

general rule,

if the portfolio

average PD

lies below

the derived

lower boundary,

the rating tool

is
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
2022 in %
Average of last
5 years
1
Min. of last
5 years
2
Max. of last
5 years
2
Probability of default
3
Central governments and central banks >10
4
0.00 0.00 0.00 0.43
Banks and securities dealers >10 0.03 0.00 0.13 0.65
Public-sector entities, multi-lateral development

banks
>10 0.05 0.00 0.21 0.23
Corporates: specialized lending >10 0.30 0.11 0.60 1.26
Corporates: other lending
5
>10 0.28 0.20 0.34 0.44
Retail: residential mortgages >20 0.20 0.14 0.25 0.49
Retail: qualifying revolving retail exposure
5
>10 0.71 0.63 0.79 0.83
Retail: other retail
5
>10 0.09 0.05 0.19 0.20
Loss given default

Central governments and central banks >10 47.72
Banks and securities dealers >10 53.38
Public-sector entities, multi-lateral development

banks
>10 27.40
Corporates: specialized lending >10 2.16 0.00 9.51 22.80
Corporates: other lending
5
>10 15.92 5.09 24.68 38.24
Retail: residential mortgages >20 0.45 0.00 0.72 22.75
Retail: qualifying revolving retail exposure
5
>10 24.88 20.27 27.42 47.87
Retail: other retail
5
>10 8.20 4.80 13.54 24.37
Credit conversion factors
Corporates >10 21.65 6.93 38.08 38.10
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

5 During

2021, a new PD

and LGD model

for credit cards went

live. Obligors

subject to this

model contribute to Corporates:

other lending, Retail:

qualifying revolving retail

exposure, and
Retail: other retail.

CCFs,

used

for

the

calculation of

EAD

for

undrawn

facilities with

corporate

counterparties,

are

dependent

on

several
credit

facility

contractual

dimensions.

We

compare

the

predicted

amount

drawn

with

observed

historical use

of

such
facilities by defaulted counterparties. If any statistically significant deviation is observed, the relevant CCFs

are redefined.

The “Main credit

risk models backtesting

by regulatory asset

class” table above

compares the current

model calibration
for PD, LGD and CCFs with histo

rical observed values over the last five years.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   109
Changes to models and

model parameters during the period
As

part

of

our

continuous

efforts

to

enhance

models

to

reflect

market

developments

and

newly

available

data,

we
updated several models in 2022.
In

Personal

&

Corporate

Banking

and

Global

Wealth

Management,

we

updated

the

PD

model

for

owner-occupied
residential properties

in Switzerland

and the

LGD model

for mortgages

in Switzerland.

In Global

Wealth Management,
we also recalibrated the

PD model for aircraft financing and implemented some model

updates for the standard Lombard
model.
In the Investment Bank, a

new PD model for private equity

counterparties was introduced,

and a redeveloped PD

model
for hedge funds

went live. Additionally, we have implemented a

new model for structured margin

lending.
For CCR models, we recalibrated the

market parameters in the SFT model,

enhancing and automating the process, which
is

run

on

a

daily

basis.

The

transition

from

LIBOR

required

a

number

of

model

changes

for

CCR

models,

for

traded
products to be able

to consume the new alternative reference rate curves.
Where required, changes

to models and model parameters were approved

by FINMA before being made.
›

Refer to “Risk-weighted

assets” in the “Capital,

liquidity and funding,

and balance sheet”

section of this

report for more
information about the

effect of the changes

to models and

model parameters

on credit risk RWA

Future credit risk-related regulatory

capital developments
In December 2017,

the Basel

Committee on

Banking

Supervision (the

BCBS) announced

the finalization

of the Basel

III
framework. In December 2022, the Swiss State

Secretariat for International Finance changed the expected date on which the final Basel III guidelines are

to enter into

force, from 1

July 2024 to 1 January 2025.

The updated framework makes
a number of revisions

to the internal ratings

-based (IRB) approaches,

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

December 2022, we had no instruments

classified as POCI on our books.
▲

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

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   110
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
▲

Loss history statistics
An

instrument

is

classified

as

credit-impaired

if

the

counterparty

has

defaulted.

This

also

includes

credit-impaired
exposures for which no loss has occurred or for

which no allowance has been recognized (e.g., we expect to fully recover
the exposures via collateral held).

Coverage ratios are

calculated for the

core loan

portfolio by taking

ECL allowances

and provisions

divided by

the gross
carrying amount

of the

exposures.

Core loan

exposure is

defined as

the sum

of Loans

and advances

to customers

and
Loans to financial advisors.

The total

combined

on-

and

off-balance sheet

coverage ratio

was at

21 basis

points as

of

31 December

2022,

1 basis
point lower than on 31 December 2021. The combined

stage 1 and 2 ratio of 10 basis points was unchanged compared with 31 December 2021;

the stage 3 ratio was 22%, 2 percentage

points lower than as of 31

December 2021.

›

The majority of the

credit-impaired exposure

relates to loans and

advances in

our Swiss domestic

business. Refer to

“Note 9
Financial assets at

amortized cost

and other positions

in scope of

expected credit

loss measurement”

and “Note 19 Expected

credit
loss measurement” in

the “Consolidated

financial statements”

section of this

report for more information

about ECL measurement
and the calculation

of the coverage

ratio
›

Refer to “Note 13a

Other financial

assets measured

at amortized cost”

in the “Consolidated

financial

statements” section

of this
report for more details

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   111
Loss history statistics
USD m, except where indicated 31.12.22 31.12.21 31.12.20 31.12.19 31.12.18
Banking products, core

exposure on- and off-balance sheet, gross
1
491,556 499,839 479,176 408,331 410,117
of which: loans and advances to banks and customers

(gross)
402,801 414,099 396,049 340,003 338,000
Credit-impaired exposure, gross (stage 3) 2,455 2,610 3,778 3,113 3,154 of which: credit-impaired loans and advances to banks

and customers (stage 3)
2,012 2,150 2,945 2,309 2,300
Non-performing loans and advances to banks and customers 2,333 2,387 3,176 2,466 2,419
ECL allowances and provisions for credit losses
2
1,091 1,165 1,468 1,029 1,054
of which: core loan exposure (all stages) 1,043 1,132 1,426 987 1,003 of which: loans and advances to banks and customers

(all stages)
789 857 1,076 770 780
of which: loans and advances to banks and customers

(stage 3)
474 572 703 559 549
Write-offs (stage 3) 95 137 356 142 210
of which: write-offs for loans and advances to banks

and customers
74 118 348 122 192
Credit loss expense / (release)
3
29 (148) 694 78 118
Ratios
Credit-impaired loans and advances to banks and customers

as a percentage of loans and advances to

banks
and customers (gross) 0.5 0.5 0.7 0.7 0.7
Non-performing loans and advances to banks and customers

as a percentage of loans and advances to

banks
and customers (gross) 0.6 0.6 0.8 0.7 0.7
ECL allowances for loans and advances to banks

and customers as a percentage of loans and

advances to
banks and customers (gross)
0.2 0.2 0.3 0.2 0.2
Write-offs as a percentage of average loans and advances

to banks and customers (gross) outstanding

during
the period 0.0 0.0 0.1 0.0 0.1
1 Core loan exposure

is defined as

the sum

of Loans and

advances to

customers and Loans

to financial

advisors.

2 Includes

provisions for ECL

of guarantees

and loan commitments

and allowances

for securities
financing transactions.

3 Includes credit loss

expense / (release) for other

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

Non-
core

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

funding profile, including high

-quality liquid assets (HQLA).
–

Equity

and

debt investments

can

also

give

rise

to

market risks,

as

can

some

aspects

of

employee

benefits,

such

as
defined benefit pension

schemes.
▲

Audited |
Overview of measurement,

monitoring and management

techniques

–

Market risk limits

are set for

the Group,

the business

divisions, Group

Treasury and

Non-core

and Legacy Portfolio

at
granular levels in the various business

lines, reflecting the nature and

magnitude of the market risks.
–

Management value-at-risk (VaR)

measures exposures under the market risk framework,

including trading market risks
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

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   112
–

Issuer risk

is

controlled

by limits

applied

at

business

division

level based

on

jump-to-zero

measures,

which estimate
maximum default exposure (the

default event loss assuming zero recovery).
–

Non-trading

foreign

exchange

risks

are

managed

under

market

risk

limits,

with

the

exception

of

Group

Treasury
management of consolidated capital activity.

Our Market &

Treasury

Risk Control

function applies

a holistic

risk framework,

setting

the appetite for

treasury-related
risk-taking activities across the

Group. Key elements

of the framework include

an overarching economic value sensitivity
limit, set by the BoD,

and the sensitivity of net interest income to changes in

interest rates targets,

set by the Group CEO.
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

in Group

-wide statistical
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
The

measurement

and

management

of

market

risks

include

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

Treasury,

and

Non-core

and

Legacy Portfolio;
business area; and sub-portfolio.

LAS is also the core market risk component of our combined stress test framework and
therefore integral to our overall risk appetite

framework.
›

Refer to “Risk appetite

framework” in

this section for more

information
›

Refer to “Stress testing”

in this section

for more information

about our stress testing

framework
Value-at-risk
VaR definition
Audited |
VaR

is a

statistical measure

of market

risk,

representing

the potential

market

risk losses

over a

set time

horizon
(holding period) at an

established level of confidence. VaR

assumes no change in

the Group’s

trading positions over the
set time horizon.
We

calculate

VaR

daily.

The profit

or

loss

distribution

VaR

is

derived

from

our

internally developed

VaR

model, which
simulates returns

over the holding

period for

those risk factors

our trading

positions

are sensitive

to, and

subsequently
quantifies

the

profit

/

loss

effect

of

these

risk

factor

returns

on

trading

positions.

Risk

factor

returns

associated

with
general

interest

rate,

foreign

exchange

and

commodities

risk

factor

classes

are

based

on

a

pure

historical simulation
approach, using a five-year look-back window. Risk factor returns for selected issuer-based risk factors (e.g., equity prices
and

credit

spreads)

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

fortnightly.
Our VaR model does

not have full revaluation capability, but

we source full revaluation

grids and sensitivities from front-
office systems, enabling us

to capture material non-linear profit-or-loss effects.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   113
We use

a single

VaR

model for

both

internal management

purposes and

determining market

risk risk

-weighted

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
Additionally, the portfolio populations

for management and

regulatory VaR are

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

2022 Pillar 3 Report,

available under

“Pillar 3 disclosures”

at
ubs.com/investors, for more information
about the regulatory

capital calculation

under the advanced

internal ratings-based

approach

Management VaR for the period
We

continued

to

maintain

management

VaR

at

low

levels,

with

average

VaR

at

USD 11m,

unchanged

compared
with 2021.

Audited |

Management value

-at-risk (1-day,

95% confidence, 5 years

of historical data)

of our business

divisions and Group
Functions by general

market risk type
1
For the year ended

31.12.22
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
2
8
4
2
2
Max.
17
18
9
11
7
Average
6
10
5
3
3
31.12.22
6
10
4
3
3
Total management VaR,

Group
6
18
11
9
Average (per business division and risk

type)
Global Wealth Management
1
2
1
1
0
1
1
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
6
17
10
8
6
9
5
3
3
Group Functions
3
5
4
5
1
4
3
1
0
Diversification effect
2,3
(5)
(5)
(1)
(3)
(4)
(1)
0
For the year ended

31.12.21
USD m Equity
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

summation of figures to arrive

at the aggregate total.

2 Difference between the sum

of the standalone VaR for

the business divisions and

Group Functions and

the VaR for the Group

as
a whole.

3 As the minima and

maxima for different business

divisions and Group

Functions occur on different

days, it is not meaningful to

calculate a portfolio

diversification effect.
▲

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   114
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

but the use of on

e-year data sets avoids the smoothing

effect of
the five-year data

set used for VaR and the absence

of the five-year window gives

a longer history

of potential loss events.
Therefore, although

the significant

period of

stress during

the 2007

–2009

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
distribution,

99%

backtesting

VaR

is a

negative

number.

Backtesting

revenues

exclude

non-trading

revenues,

such as
valuation

reserves,

fees

and

commissions,

and

revenues

from

intraday

trading,

so

as

to

provide

for

a

like-for-like
comparison.

A

backtesting

exception

occurs

when

backtesting

revenues

are

lower

than

the

previous

day’s
backtesting VaR.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   115
Statistically, given the 99% confidence level, two or three

backtesting exceptions a year can be expected. More than four exceptions could

indicate that

the VaR

model is

not performing

appropriately, as

could

too few

exceptions over

a long
period. However,

as noted

for VaR

limitations above,

a sudden

increase (or

decrease) in

market volatility

relative to

the
five-year window could lead

to a higher (or lower) number

of exceptions. Therefore, Group

-level backtesting exceptions
are

investigated,

as

are

exceptional

positive

backtesting

revenues,

with

the

results

reported

to

senior

business
management, the

Group

CRO and

the Group

Chief Market

& Treasury

Risk Officer.

Internal and

external auditors

and
relevant regulators are also informed

about backtesting exceptions.
In the

“Group:

development of

regulatory backtesting

revenues

and

actual trading

revenues

against

backtesting VaR”
chart above,

the asymmetry between the negative and

positive tails is due to the long gamma risk profile historically run in the Investment Bank. The actual

trading revenues include backtesting

and intraday revenues.
The number

of negative

backtesting

exceptions within

a 250-business

-day window

decreased to

one from

four by

the
end

of

2022.

The

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

VaR

multiplier

derived

from

backtesting
exceptions for market risk RWA was unchanged

compared with the prior year, at 3.0.
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
VaR model developments in 2022
Audited |
In the fourth

quarter of 2022,

we made an

upgrade to

our credit spread

factor model,

in which

we significantly
increased the

coverage

of single

-name-issuer bond

spread curves.

The resulting

RWA

decrease was

offset by

an RWA
increase arising from the introduction

of a FINMA-agreed temporary

measure.

▲

Future market risk-related regulatory capital

developments

In January 2019, the Basel Committee on Banking

Supervision (the BCBS) published the final standards on

the minimum
capital requirements

for market risk

(the Fundamental

Review of the

Trading

Book). In

December 2022,

the Swiss State
Secretariat for

International Finance

changed the

expected date

on which

the final

Basel III guidelines

are to

enter into
force,

from

1

July 2024

to

1

January

2025.

As

a

result,

the

Swiss

implementation

timeline

would

be

aligned

to

the
currently expected implementation

timeline in the EU.
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

,

FINMA mandated

that UBS

hold an

RWA add-on

for the omission

of time decay

in regulatory VaR
and SVaR. The add-on reflects

the outcome of discussions with FINMA regarding our

regulatory VaR model, which started
in late 2019. The integration of time decay into the regulatory VaR model, which would replace the add-on, is subject to
further discussions

between FINMA

and UBS.

The integration

of time decay

into regulatory

VaR is

expected to

become
effective in 2023. The

FINMA-agreed temporary measure related to

the credit spread factor

model and

the add-on related
to time decay are expected to be

removed with the integration of

time decay into regulatory VaR.
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

book

Audited |
Interest rate risk

in the banking

book (IRRBB)

arises from balance

sheet positions

such as

Loans and

advances to
banks, Loans and

advances to customers, Financial assets

at fair value not held

for trading,

Financial assets measured at
amortized cost, Customer deposits,

Debt issued measured

at amortized cost,

and derivatives, including

those subject to
hedge

accounting.

Fair value

changes

to these

positions

may affect

other

comprehensive

income (OCI)

or the

income
statement, depending on

their accounting treatment.

Our largest

banking

book interest

rate exposures

arise from

customer deposits

and lending

products in

Global Wealth
Management and Personal & Corporate Banking, as well as from debt issuance, liquidity buffers and interest rate hedges in Group Treasury. The inherent interest rate risks stemming from Global Wealth Management and

Personal & Corporate
Banking are

generally transferred

to Group

Treasury, to manage

them centrally together

with our

modeled interest

rate
duration assigned to equity,

goodwill and real estate. This makes the netting of interest rate risks across different sources possible,

while leaving the

originating businesses with commercial

margin and volume management. The residual interest
rate risk is mainly hedged with interest rate swaps, to the vast majority of which we apply hedge accounting.

Short-term
exposures and most of

our HQLA classified

as Financial assets

at fair value not

held for

trading are hedged with derivatives
accounted for on a mark-to-market basis. Long-term fixed-rate debt issued and HQLA hedged with external interest rate
swaps are designated

in fair value hedge accounting

relationships.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   116
Risk management and governance
IRRBB is measured

using several metrics, the most relevant of which

are the following.
–

Economic value of

equity (EVE) sensitivity

to yield curve

moves is calculated

as changes in

the present value

of future
cash

flows

irrespective

of

accounting

treatment.

They

are

also

the

key

risk

factors

for

statistical

and

stress-based
measures,

e.g., value-at-risk and stress scenarios,

as well as the regulatory interest rate scenarios.

These are measured
and

reported

daily.

The

regulatory

IRRBB

EVE

exposure

is

the

most

adverse

regulatory interest

rate

scenario

that

is
netted

across

currencies.

It

excludes

the

sensitivity

from

additional

tier 1

(AT1)

capital instruments

(as

per

specific
FINMA requirements)

and

the modeled

interest rate

duration

assigned

to equity,

goodwill and

real estate.

UBS

also
applies granular internal interest rate shock

scenarios to its banking

book positions to monitor its specific risk profile.

–

Net

interest

income

(NII)

sensitivities

to

yield curve

moves

are

calculated

as

changes

of

baseline NII

over

a

set

time
horizon, which

we internally compute

by assuming

interest rates in

all currencies

develop according

to their market-
implied forward rates and assuming

constant business volumes and

no specific management actions.

The sensitivities
are

measured

and

reported

monthly.

Our

Pillar 3

disclosure

(as

per

specific

FINMA

requirements)

excludes

the
contribution from cash held at central banks.
We actively

manage IRRBB

,

with the

aim of

reducing

the volatility

of

NII subject

to

limits and

triggers

for EVE

and

NII
exposure at consolidated and

significant legal entity levels.
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

which includes

commercial

margins, is

calculated over

a one-year

time horizon,

assuming constant
balance sheet structure and

volumes, and considers embedded

interest rate options.
The average

repricing maturity of

non-maturing deposits and loans is

determined via

target replication portfolios

designed
to protect

product margins. Optimal replicating portfolios

are determined at

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

main banking book positions. We

use derivatives
to hedge

interest rate

risks in

the banking

book and

these reflect

changes

in interest

rates as

an immediate

fair value
gain or loss, recognized

either in the income statement or through OCI.

Where hedged items are accrual accounted

,

we
aim to minimize accounting

asymmetries by applying hedge

accounting to reflect the economic hedge

relationship.
In a rising

rate scenario, we

would have

an initial decrease

in shareholders’

equity as a

result of fair

value losses on

our
derivatives recognized in OCI. This

would be compensated over time by increased NII for higher

interest rates. The effect
on CET1 capital would be much lower as gains and losses on interest rate swaps designated as cash flow hedges are not
recognized for regulatory capital purposes.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   117
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

2 For fixed

-rate financial instruments,

changes in interest

rates affect the income

statement when

these instruments roll

over and reprice.

3 For hedge

accounted
items, a fair value adjustment is applied

in line with the treatment of the hedging

derivatives.

4 Excluding hedge ineffec

tiveness that is recognized in the income statement

in accordance with IFRS.

5 The fair value
of the derivatives is offset by the fair value adjustment of the hedged items.

Under the fair value hedge program applied to cro

ss-currency swaps and foreign currency debt, the

foreign currency basis spread is excluded
from the hedge designation

and accounted

for through OCI, which is

included in CET1.

Economic value of equity sensitivity
Audited |
The EVE

sensitivity in the

banking book

to a +1-basis-point

parallel shift in

yield curves was

negative USD
25.0
m
as

of

31 December

2022,

compared

with

negative

USD
29.9
m

as

of

31 December

2021,

the

change

predominantly
driven by

rising market

rates.

This exclude

s

the sensitivity

of USD 3.

4m

from additional

tier 1 (AT1)

capital instruments
(as per specific FINMA requirements)

in contrast to general Basel Committee

on Banking Supervision

(BCBS) guidance.
The majority of

our interest

rate risk in

the banking

book is

a reflection

of the net

asset duration

that we run

to offset
our modeled

sensitivity of

net USD
19.6
m (31 December

2021:

USD
22.1
m) assigned

to our

equity,

goodwill and

real
estate, with the aim of generating a stable NII contribution. Of this, USD
14.0
m and USD
4.8
m are attributable to the US
dollar and the Swiss franc portfolios, respectively

(31 December 2021:

USD
15.6
m and USD
5.5
m, respectively).
In addition

to the

sensitivity mentioned

above,

we calculate

the six

interest rate

shock

scenarios prescribed

by FINMA.
The “Parallel

up”

scenario, assuming

all positions

were fair

valued, was

the most

severe and

would have

resulted in

a
change in EVE of

negative USD
4.6
bn, or
7.9
%, of

our tier 1 capital (31 December

2021: negative USD
6.0
bn, or
10.0
%),
which is well below

the
15
% threshold as per the

BCBS supervisory outlier

test for high

levels of interest rate

risk in the
banking book.

The immediate effect on our tier 1 capital in the “Parallel up” scenario as of 31

December 2022 would have been only a
decrease of USD
0.4
bn, or
0.6
% (31 December 2021: USD
1.1
bn, or
1.8
%), reflecting the fact that

the vast majority of
our banking

book is accrual

accounted or

subject to hedge

accounting. The

“Parallel up”

scenario would subsequently
have a positive effect on NII,

assuming a constant balance sheet.
UBS

also

applies granular

internal

interest

rate shock

scenarios

to

its banking

book positions

to

monitor

the

banking
book’s specific risk profile.

Net interest income sensitivity
The main NII

sensitivity in the

banking

book resides

in Global

Wealth Management

and Personal

& Corporate Banking.
Our

investment of

equity

portfolio

has

a long

duration

and

Group

Treasury

actively

manages

the

residual

IRRBB.

This
sensitivity is assessed

using a

number of

scenarios assuming

parallel and non

-parallel shifts in

yield curves, with

various
degrees of

severity, and

we have set

and monitor thresholds

for the NII sensitivity

to immediate parallel

shocks of

–200
and +200 basis points under

the assumption of constant balance sheet volume

and structure.
▲

›

Refer to the “Group

performance”

section of this

report for more information

about sensitivity

to interest rate

movements

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   118
Audited |

Interest rate risk –

banking book
31.12.22
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(4.0)

(0.7)

0.1

(20.4)

(0.1)

(25.0)

3.4

(21.6)
Parallel up
2

(574.6)

(117.0)

33.2

(3,944.3)

(26.3)

(4,629.1)

649.7

(3,979.4)
Parallel down
2

642.3

148.1

(45.4)

4,074.9

21.9

4,841.7

(699.8)

4,141.9
Steepener
3

(257.0)

(92.8)

(28.2)

(1,027.4)

(3.3)

(1,408.7)

(46.8)

(1,455.5)
Flattener
4

145.4

74.1

32.6

94.4

(2.5)

344.0

189.9

533.9
Short-term up
5

(83.0)

34.3

42.2

(1,519.0)

(13.8)

(1,539.2)

438.6

(1,100.6)
Short-term down
6

86.9

(33.1)

(42.5)

1,658.5

13.4

1,683.1

(455.5)

1,227.6
31.12.21
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp

(5.1)

(1.1)

0.1

(23.5)

(0.4)

(29.9)

4.5

(25.4)
Parallel up
2

(724.1)

(196.6)

33.3

(5,068.3)

(85.8)

(6,041.4)

853.4

(5,188.0)
Parallel down
2

806.3

231.9

(32.8)

4,124.2

19.9

5,149.5

(928.4)

4,221.1
Steepener
3

(254.3)

(69.0)

(31.1)

(821.4)

(3.7)

(1,179.6)

(9.6)

(1,189.2)
Flattener
4

117.1

37.4

35.3

(362.3)

(34.5)

(207.0)

197.1

(10.0)
Short-term up
5

(158.7)

(24.1)

45.4

(2,165.9)

(59.6)

(2,362.9)

531.5

(1,831.4)
Short-term down
6

162.5

27.4

(43.7)

2,315.6

3.8

2,465.6

(553.3)

1,912.3
1 Economic value

of equity.

2 Rates

across all

tenors move

by ±150 bps

for Swiss franc,

±200 bps

for euro

and US dollar,

and ±250

bps for pound

sterling.

3 Short

-term rates

decrease and

long-term rates
increase.

4 Short-term rates

increase and long

-term rates decrease.

5 Short-term rates

increase more than long

-term rates.

6 Short-term rates

decrease more than long-

term rates.
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

Refer to “Note 20

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

shareholders’ equity and

CET1 capital.
Group

Treasury

uses

strategies

to

manage

this

foreign

currency

exposure,

including

matched

funding

of

assets

and
liabilities and net investment hedging

.
›

Refer to the “Capital,

liquidity and funding,

and balance sheet”

section of this

report for more information

about our exposure

to
and management

of structural

foreign exchange

risk
›

Refer to “Note 10

Derivative instruments”

in the “Consolidated

financial statements”

section of

this report for more information
about our hedges

of net investments

in foreign operations

Equity investments and investment fund

units
Audited |
We make direct investments in a variety of entities and

buy equity holdings in both listed and unlisted

companies,
with

the

aim

of

supporting

our

business

activities and

delivering

strategic

value

to

UBS.

This

includes

investments

in
exchange

and

clearing

house

memberships,

as

well

as

minority

investments

in

early-stage

fintechs

and

technology
companies via

UBS

Next.

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

may be subject to lock

-up agreements.
For these reasons, we generally

do not control these

exposures by using market

risk measures applied to

trading activities.
However, such equity investments are subject

to a different range of controls,

including preapproval of new

investments
by business

management and Risk

Control, portfolio

and concentration limits,

and regular monitoring

and reporting

to
senior management. They are

also included in

our Group-wide statistical

and stress testing

metrics, which flow

into our
risk appetite framework.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   119
As of

31 December 2022, we held

equity investments

and investment fund units

totaling USD
3.0
bn, of

which USD
1.9
bn
was classified as Financial assets at fair

value not held for trading and

USD
1.1
bn as Investments in associates
.
▲

›

Refer to “Note 20

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

through other

comprehensive income

as of
31 December 2022

were measured at fair

value with changes

in fair value recorded

through

Equity, and

can broadly be
categorized as money market instruments and

debt securities primarily held for statutory,

regulatory or liquidity reasons.
The risk control framework applied to debt instruments classified as Financial assets measured at fair value through other comprehensive

income

depends

on

the

nature

of

the

instruments

and

the

purpose

for

which

we

hold

them.

Our
exposures may be included

in market risk limits or

be subject to specific

monitoring and

interest rate sensitivity analysis.
They

are

also

included

in

our

Group-wide

statistical

and

stress

testing

metrics,

which

flow

into

our

risk

appetite
framework.

Debt instruments

classified

as Financial

assets

measured

at

fair

value through

other comprehensive

income had

a

fair
value of USD
2.2
bn as of 31 December 2022, compared with USD
8.8
bn as of 31 December 2021. Effective from 1 April
2022,

UBS

has

reclassified

a

portfolio

of

financial

assets

from

Financial

assets

measured

at

fair

value

through

other
comprehensive income with a

fair value of USD
6.9
bn to Other financial assets

measured at amortized

cost, in line with
the principles in IFRS 9,
Financial Instruments
, which require a reclassification

when an entity changes its business

model
for managing financial assets.
▲

›

Refer to “Note 20

Fair value measurement”

in the “Consolidated

financial statements”

section of this

report for more information
›

Refer to “Economic

value of equity

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

capital ratio calculations.

›

Refer to “Note 1

Summary of material

accounting policies”

and

“Note 26 Post-employment

benefit plans”

in the “Consolidated
financial statements”

section of this

report for more information

about defined benefit

plans

UBS own share exposure
Group Treasury

holds UBS Group

AG shares to hedge

future share delivery obli

gations related to employee

share-based
compensation awards, and also holds shares purchased under the share repurchase program. In addition, the Investment
Bank

holds a

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
exposures.

It may

take the

form of:

(i) sovereign

risk, which

is the

ability and

willingness

of a

government to

honor its
financial

commitments;

(ii) transfer

risk,

which

arises

if

a

counterparty

or

issuer

cannot

acquire

foreign

currencies
following a

moratorium by

a central

bank on

foreign

exchange transfers;

or (iii)

“other” country

risk. “Other”

country
risk may manifest itself

through, on

the one hand, increased

and multiple counterparty and

issuer default risk

(systemic
risk)

and,

on

the

other

hand,

events

that

may

affect

a

country’s

standing,

such

as

adverse

shocks

affecting

political
stability or institutional

and /

or legal frameworks.

We have a

well-established

risk control

framework to

assess the

risk
profiles of all countries where

we have exposure.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   120
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

products,
risk-reducing effects of credit

protection are taken

into account on

a notional basis

when determining the net

of hedge
exposures.
Country risk exposure allocation
In general,

exposures

are shown

against

the

country

of domicile

of the

contractual

counterparty

or the

issuer

of

the
security.

For

some

counterparties

whose

economic

substance

in

terms

of

assets

or

source

of

revenues

is

primarily
located in

a different

country,

the exposure

is allocated

to the risk

domicile

of those

assets or

revenues.
We apply a

specific approach

for banking

products exposures

to branches

of banks

that are located

in a country

other
than

the

legal

entity’s

domicile.

In

such

cases,

exposures

are

recorded

in

full

against

the

country

of

domicile

of

the
counterparty and additionally in full against

the country where the

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

several

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

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   121
Top 20 country risk exposures
The table

below shows our 20

largest country

exposures by product

type, excluding our

home country, as of

31 December
2022 compared

with 31 December 2021.
Compared with

the prior year,

our

net exposure

to the UK

decreased by

USD 14.5bn, driven

by central bank

exposures
due

to treasury

activities. Net

exposure

to Germany

increased

by USD

4.1bn,

driven by

central bank

exposures

due

to
treasury

activities.

Net

exposures

to

Singapore

increased

by

USD 1.9bn,

driven

by

trading

inventory

due

to

treasury
activities. Net

exposure

to China

decreased by

USD 1.7bn,

predominantly driven

by trading

inventory across

issuer risk
and

margin loans

,

as well

as traded

and banking

products.

Net exposure

to France increased

by USD

1.7bn, driven

by
trading inventory due to treasury activities. Net exposure to the US increased by

USD 1.6bn, driven by mortgages,

as well
as trading inventory due to treasury activities

with partial offsets related to

securities financing transactions.
Based on the sovereign rating

categories, as of 31 December 2022,

86% of our emerging market country exposure was
rated investment grade, compared with 84%

as of 31 December 2021.
Russia
Our direct country

risk exposure

to Russia contributed

USD 98m to our

total emerging market exposure

of USD 18.6bn
as

of

31 December

2022,

compared

with

a

contribution

of

USD 634m

as

of

31 December

2021.

This

includes

trade
finance

exposures

in

Personal

&

Corporate

Banking,

Nostro

and

cash

accounts

balances,

and

issuer

risk

on

trading
inventory within the Investment Bank.

We

had

no

material direct

country

risk

exposures

to

Belarus

or

to

Ukraine

as

of

31 December

2022

and

no

material
reliance on Russian,

Belarusian or Ukrainian collateral.

Top 20

country risk net exposures

by product type
USD m Total
Banking products
(loans, guarantees, loan

commitments)
Traded products
(counterparty risk from derivatives
and securities financing)
after master netting agreements
and net of collateral
Trading inventory
(securities and potential
benefits / remaining
exposure from derivatives)
Net of hedges
1
Net of hedges
1
Net of hedges Net long per issuer
31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
United States 117,994 116,388 81,875 79,647 6,620 8,371 29,499 28,371
United Kingdom 20,360 34,837 10,887 24,788 7,982 7,465 1,490 2,585
Japan 15,894 14,764 13,251 10,572 2,232 3,508 410 684
Germany 14,651 10,564 8,255 3,397 1,495 1,232 4,901 5,934
Singapore 10,863 8,993 3,038 3,110 2,493 2,557 5,332 3,326
France 7,996 6,301 2,056 1,356 1,335 1,711 4,605 3,235
Australia 4,893 6,397 1,365 2,674 1,833 1,786 1,696 1,937
Canada 4,722 3,933 274 1,199 620 1,044 3,827 1,689
China 3,625 5,344 1,347 1,823 295 830 1,983 2,691
South Korea 3,265 2,479 388 462 411 418 2,466 1,599
Luxembourg 3,230 3,453 2,717 2,438 87 58 427 958
Netherlands 2,866 3,020 1,074 1,183 669 830 1,123 1,007
Hong Kong SAR 2,278 3,388 938 1,914 455 367 885 1,107
Norway 1,676 1,215 80 25 396 206 1,200 983
United Arab Emirates 1,393 769 446 555 707 117 240 97
Thailand 1,383 1,469 344 208 23 26 1,017 1,235
Sweden 1,293 1,617 158 647 332 194 803 776
Austria 1,192 1,220 285 265 116 97 792 858
Monaco 1,017 1,022 1,001 984 16 28 0 10
India 975 1,119 847 991 88 87 40 41
Total top 20
2
221,565 228,291 130,626 138,238 28,203 30,930 62,736 59,124
1 Before deduction of IFRS 9 ECL

allowances and provisions.

2 Excluding Switzerland,

supranationals and global funds.

Emerging markets¹

net exposure²

by internal UBS country

rating category
USD m 31.12.22 31.12.21
Investment grade 16,029 17,608
Sub-investment grade 2,594 3,261
Total 18,623 20,869
1 We classify countries

as emerging

markets based on

per capita GDP,

historical real GDP

growth, alignment with

international

institutions (such

as BIS, World

Bank, IMF,

MSCI) and other factors.

2 Net of credit
hedges (for banking products and

for traded products); net

long per issuer (for trading

inventory). Before

deduction of IFRS 9 ECL a

llowances and provisions.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   122
Sustainability and climate risk
At UBS, sustainability and climate risk is

defined as the risk that UBS negatively impacts or is impacted by climate change, natural capital,

human rights or other environmental,

social and governance

(ESG) matters.

Sustainability and

climate risk

may manifest

as

credit, market,

liquidity

and

/ or

non-financial risk

for UBS,

resulting

in
potential adverse financial, liability and / or reputational impacts. These risks extend to the value of investments and may
also affect the value

of collateral (e.g.,

real estate). The management of

sustainability and climate

risk is key,

amid a global
drive to meet the United Nations Sustainable Development Goals (the SDGs) and the transition to net zero, as defined by the Paris

Agreement.

In addition,

regulators

across jurisdictions

increasingly seek

to understand

the potential

financial
impacts of climate change.

Our sustainability

and climate risk

policy framework

governs client and

supplier relationships,

applies Group-wide

to all
activities, and is integrated in management practices and control principles. The sustainability and climate risk framework
is embedded in our

standard risk, compliance and operations processes

and applied as described

below.

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
›

Refer to “Sustainability

and climate risk policy

framework” in Supplement

2 to our Sustainability

Report 2022, available

under
“Annual reporting” at ubs.com/investors , for more information
Managing climate risk
Climate risk can arise either

from changing

climate conditions (physical

risks) or from

efforts to mitigate

climate change
(transition

risks).

The

physical

and

transition

risks

from

a

changing

climate

contribute

to

a

structural

change

across
economies and

consequently

can affect

banks

and

the financial

sector as

a whole

through

financial and

non-financial
impacts.

Our sustainability and climate risk (SCR)

unit (part of Group Risk

Control) manages material exposure to sustainability and
climate risks.

It also advances our firm-wide SCR initiative to

build in-house capacity for the management of sustainability and climate-related risks.
Our SCR

initiative follows a multi-year

roadmap. It

is designed

to integrate sustainability

and climate risk considerations
into our various traditional financial and

non-financial risk management frameworks,

and related policies and processes.
This is

necessary to

meet expectations

regarding

the management

of sustainability

and

climate risks

and

to deliver

on
climate stress-test exercises. Our roadmap

is configured to address current and emerging

regulations and builds capacity
through expertise and

collaboration, for

example, structured

engagement with

internal and external

stakeholders (e.g.,
our Group Compliance, Regulatory &

Governance (GCRG) function, for non

-financial risks) and pertinent experts.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   123
In 2022, the SCR

initiative monitored emerging sustainability and climate

risk regulation, engaged

with select regulators
for deep dives, and further advanced

efforts toward the goal of full integration

of sustainability and climate risk into our
traditional

risk

management

frameworks

and

stress
- testing
capacity.

Further

developments

included

establishing
sustainable product guidelines, building new capacity to centrally structure, acquiring and deploying ESG data across the
firm, and further refining governance

and methodologies

driving ESG reporting and disclosure.
›

Refer to “Our management

of climate risks” in

our Sustainability

Report 2022,

available under

“Annual reporting”

at
ubs.com/investors , for more information
UBS’s lending to climate-sensitive

sectors
UBS

approaches

climate risk

identification

by integrating

climate risk

drivers, expert

-based

views on

their transmission
channels, and climate

risk methodologies (e.g.,

risk scores and heatmaps). This

enables a materiality

-driven approach to
climate risk management.

›

Refer to “Climate related

materiality assessment”

in our Sustainability

Report 2022,

available under

“Annual reporting”

at
ubs.com/investors , for more information
The current

inventory of

UBS’s

exposure to

climate-sensitive activities

(transition and

physical risk)

at the

sector level

is
summarized in the table below. Exposures

may appear either under one

or more of the risk types, as the methodologies
are

distinct in

their approach

and

application and

should

not be

added

up

as one

total exposure

figure.

Climate risk
analysis is

a novel

area of research, and,

as the

methodologies, tools,

and data availability

improve, we

will further develop
our risk identification and measurement approaches.

Risk exposures

by sector
1,2
Exposure Transition risk Physical risk
Sector
2020–2022
trend
2022
(USD bn)
2022
climate-
sensitive
exposure
3
2022 risk-rating
category
3
2020–2022
trend in risk
profile
4
In scope of
net-zero
target (%)
5
2022
climate-
sensitive
exposure
3
2022 risk-rating
category
3
2020–2022
trend in risk
profile
4
Agriculture
Agriculture, fishing and forestry
¯
0.3

0.0

Moderately low

0.3

Moderate

¯
Food and beverage
¯
3.2

1.4

Moderate

¯
2.3

Moderate

¯
Financial services
Financial services

46.9

0.0

Low

¯
7.1

Moderately low

¯
Industrials
Cement or concrete manufacture

0.5

0.5

Moderately high

¯
98
0.5

Moderate

¯
Chemicals manufacture
¯
1.0

1.0

Moderately high

¯
1.0

Moderate

Electronics manufacture
¯
1.8

0.0

Moderately low

¯
0.1

Moderately low

Goods and apparel manufacture

2.1

1.0

Moderate

¯
0.9

Moderately low

¯
Machinery manufacturing
¯
2.9

2.6

Moderate

¯
0.1

Moderately low

¯
Pharmaceuticals manufacture

1.9

1.9

Moderately high

¯
0.2

Moderately low

¯
Plastics and petrochemicals manufacture
¯
0.9

0.9

Moderate

¯
0.8

Moderate

¯
Metals and mining
Conglomerates (incl. trading)
¯
2.4

2.4

Moderate

¯
0.4

Moderately low

¯
Mining and quarrying
¯
0.4

0.0

Moderately low

¯
0.4

Moderately high

¯
Production

0.4

0.4

Moderate

¯
0.1

Moderate

Fossil fuels
Downstream refining, distribution

0.3

0.3

Moderate

0.3

Moderate

¯
Integrated
¯
0.4

0.4

Moderately high

¯
100
0.4

Moderate

¯
Midstream transport, storage

0.0

0.0

Moderate

¯
0.0

Moderate

¯
Trading

5.2

5.2

Moderate

¯
5.2

Moderately high

¯
Upstream extraction
¯
0.1

0.1

Moderately high

¯
95
0.1

Moderate

¯
Real estate
Real estate development and
management
¯
5.6

1.8

Moderately low

¯
0.8

Moderately low

¯
Residential
2

158.9

0.0

Low

→
99
0.0

Low

→
Commercial
2

47.1

1.4

Moderately low

¯
97
1.7

Low

Services and technology
Services and technology
¯
19.6

0.0

Low

¯
3.0

Moderately low

¯

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   124

Risk exposures

by sector
1,2

(continued)
Exposure Transition risk Physical risk
Sector
2020–2022
trend
2022
(USD bn)
2022
climate-
sensitive
exposure
3
2022 risk-rating
category
3
2020–2022
trend in risk
profile
4
In scope of
net-zero
target (%)
5
2022
climate-
sensitive
exposure
3
2022 risk-rating
category
3
2020–2022
trend in risk
profile
4
Transportation
Air transport
¯
1.8

1.8

Moderate

¯
1.1

Moderate

¯
Automotive
¯
0.4

0.1

Moderately low

¯
0.0

Moderately low

¯
Parts and equipment supply
¯
0.5

0.5

Moderate

¯
0.1

Moderately low

¯
Rail freight
¯
0.7

0.0

Low

¯
0.2

Moderately low

¯
Road freight
¯
0.5

0.5

Moderate

¯
0.2

Moderately low

¯
Transit
¯
0.2

0.0

Moderately low

¯
0.1

Moderately low

¯
Water transport
¯
0.4

0.0

Moderately low

¯
0.4

Moderate

¯
Utilities
Other
¯
0.2

0.1

Moderately low

0.1

Moderate

¯
Secondary energy production

2.0

0.5

Moderately low

¯
91
2.0

Moderate

¯
Secondary energy trading
¯
0.0

0.0

Moderately low

¯
0.0

Moderate

¯
Private lending
Lombard
2,6
¯
137.3

0.0

Low

¯
0.0

Moderately low

¯
Private lending, credit cards, other
2
¯
4.1

0.0

Not Classified

→
0.0

Not Classified

→
Total
¯
450.0

24.9

Moderately low

¯

30.0

Moderately low

¯
of which: sensitive exposure (%) 5.5 6.7
1 Consists of total loans

and advances to

customers and guarantees,

as well as irrevocable

loan commitments

(within the scope

of expected credit loss),

and is based on consolidated

and standalone IFRS

numbers,
in USD bn.

Metrics and

trends are

calculated

and restated

based on

2022 methodology,

across three

years of reporting,

2020–2022.

2 Methodologies

for assessing

climate-related

risks are

emerging and

may
change over time. As the methodologies, tools and data availability improve, we will further develop our risk identification and measurement approaches, including further and updated geospatial

analysis of properties
securing financing

with UBS

(real estate)

and better

understanding how

private lending

(e.g., Lombard)

activities

may result

in direct

financial impacts

for UBS. For

physical climate

risks,

UBS has identified

select
properties in

its real

estate

portfolio that are

vulnerable

to acute climate

hazards.

However,

real estate

rating is

assigned

based on

the riskiness

of loan counterparties

or qualitative

estimates leveraging

internal
studies.

3 Climate-related risks are

scored between 0 and 1,

based upon sustainability

and climate risk transmission

channels, as

outlined in Appendix

3 to our Sustainability Report

2022, available under

“Annual
reporting” at

ubs.com/investors.

Risk ratings

represent a

range of

scores across

five risk

-rating categories:

low, moderately

low,

moderate,

moderately

high, and

high. The

climate-sensitive

exposure

metrics are
determined based upon the top three out of five

rated categories: high to moderate.

Legend on risk codes: not classified

means the respective category

of risk rating is not classified and its range

of risk profiles scores
0%; low means the category of

risk rating is low and its

range of risk prof

iles scores ≤19%; moderately

low means the category

of risk rating is moderately

low and its range of risk

profiles scores >19% and

≤39%;
moderate means the category

of risk rating is moderate and its

range of risk profiles scores >39%

and ≤59%; moderately

high means the category of risk

rating is moderately high and its

range of risk profiles scores
>59% and ≤79%; high

means the category of

risk rating is high

and its range

of risk profiles scores

>79% and ≤100%.

4 A material change

in risk profile

(discrete risk score,

weighted average

per sub-sector) is
considered a >5% shift up,

or down.

5 Calculated as a

% of total exposure to the

sub-sector,

overall net-zero targets cover 45.6%

of UBS lending, as defined in

footnote 1.

6 Lombard lending

rating is assigned
based on the average riskiness

of loans.
Transition risk heatmap
Transition

risk covers

the adjustment

to an

environmentally

sustainable

economy,

including

changes

in public

policies,
disruptive

technological

developments

and

shifts

in

consumer

and

investor

preferences.

Our

transition

risk

heatmap
methodology is

based on a risk-segmentation

process, dividing

and rating economic sectors

and industry

sub-segments
that share similar risk vulnerability

characteristics.
These are then scored

and rated according

to their vulnerability to

(i) climate policy,

(ii) low-carbon technology

risks and
(iii) revenue

or demand

shifts under

an immediate

and

ambitious approach

,

to meeting

the well-below-2°C

Paris goal.
We are able to use these risk ratings to support identification of potential climate-sensitive concentrations.

The ratings in
the heatmap are

bands of

scores (from 0

to 1), and

reflect the levels

of risk that

would likely occur

under an

ambitious
transition (in a short-term time horizon).
Our

current

transition

risk

heatmap

shows

that

our

exposure

to

activities

rated

as

having

high,

moderately

high

or
moderate vulnerability

to climate

transition risks

is relatively

low (as

a percentage,

in 2022

compared with

2021). Most
year-on-year

fluctuations

(2021

to

2022)

were

in

the

energy

sector,

specifically

in

the

oil

and

gas

midstream

and
downstream

segments,

and

were

caused by

increasing

energy prices,

as

the Russia

–Ukraine war

tightened

the global
energy supply.

Despite these fluctuations, we have

continued to reduce our

exposure to climate-sensitive sectors.
›

Refer to “Managing

sustainability and

climate risks” in our

Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors , for more information

Climate risk heatmap (transition risk)[1,2]

In USD bn

5.08
Moderately high
Industrials
Fossil fuels
Utilities
Real estate
Agriculture
3.43
1.12
0.51
0.02
0.01
Industrials
1.90 Pharmaceuticals
1.02 Chemicals
0.51 Cement or concrete manufacture
Fossil fuels
0.54 Wholesale/trade: crude oil and natural gas
0.40 Integrated oil and gas
0.11 Conventional oil (on-/offshore)
0.08 Gas processing (incl. LNG)
Utilities
0.51 Electricity from high-carbon fuels (regulated)
Real estate
0.02 Commercial real estate
Agriculture
0.01 Livestock – beef extensive grazing
0.02
High
Fossil fuels
0.02 Shale gas
0.00 Refining and marketing
12.82
Not classified
80.1
Moder
450.17[3,4]
Total exposure

1 Consists of total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss), and are
2 Climate-related risks are scored between 0 and 1, based upon sustainability and climate risk transmission channels, as outlined in the Appendix 3 to our Sustai low, moderately low, moderate, moderately high, and high. Climate-sensitive exposure metric is determined based upon the top 3 out of 5 rated categories: h the sensitive sector.
3 Total exposure calculation is subject to rounding to two decimal places, hence potential deviation from actual.
4 Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will estate) and better understanding how private lending (e.g., Lombard) activities may result in direct financial impacts to UBS. Not classified represents portion o riskiness of loans.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   125

19.77
Moderate
Fossil fuels
Industrials
Real estate
Transportation
Metals and mining
Agriculture
Utilities
4.91
4.55
3.15
2.86
2.80
1.40
0.10
9
ately low
332.28
Low
Fossil fuels
4.70 Wholesale/trade: refined petroleum products
0.21 Downstream oil and gas distribution
0.00 Transportation and storage (gas)
Industrials
2.62 Machinery and related parts manufacturing
1.00 Consumer durables manufacturing
0.93 Plastics and petrochemicals manufacture
Real estate
1.76 Construction of buildings and related activities
1.39 Commercial real estate
Transportation
1.70 Airlines – cargo
0.49 Land-based shipping (trucks)
0.48 Transportation parts and equipment supply
0.10 Autos, high-carbon (few EVs, many SUVs)
0.06 Airlines – commercial
0.02 Sea-based shipping, high-carbon
Metals and mining
2.44 Conglomerates (incl. trading)
0.26 Production of other mined metals and raw materials
0.09 Production of steel/iron
Agriculture
1.40 Food and beverage production
Utilities
0.08 Wastewater treatment
0.02 Electricity from moderate-carbon fuels (regulated)

based on consolidated and standalone IFRS numbers.
nability Report 2022, available under "Annual reporting" at ubs.com/investors. Risk ratings represent a range of scores across, 5 risk rating categories:
igh to moderate. Sectors, such as fossil fuels, are further segmented to categories reflecting a range of risk vulnerabilities from high to moderate, within further develop our risk identification and measurement approaches, including updated geospatial analysis of properties securing financing with UBS (real
f UBS business activities where methodologies and data are not yet able to provide a rating. Lombard lending rating is assigned based on the average

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   126

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   127
Physical risk heatmap

Physical risk arises from the impact of weather events and long-term or widespread environmental changes. The physical risk heatmap

methodology

groups

corporate

counterparties

based

on

exposure

to

key physical

risk factors,

by

rating
sectoral

(sectoral

average

risk

distribution),

geographic

(vulnerability

and

adaptive

capacity)

and

value

chain

(sectoral
average risk distribution)

vulnerabilities in

a climate-change

trajectory in which

no additional

policy action

is taken,

and
scored

for

the

potential

for

financial

loss

in

the

short-term

time

horizon.

Ratings

from

low

to

high

are

based

on

a
weighted-average score (from 0

to 1), given

by double-weighting sector

and geography and single-weighting value

chain.

›

Refer to “Managing

sustainability and

climate risks” in our

Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors
We will continue

to enhance

our methodology

in 2023, with

relevant subject matter

experts (e.g.,

country risk experts)
and enha

nced vendor

data sources

(e.g., systematic

integration of

geospatial

tools and

data). Our

current physical

risk
heatmap shows

that we

have relatively

low exposure

to activities

rated

as having

high,

moderately high

or moderate
vulnerability

to

physical

climate

risks.

Key

concentrations

of

exposure

include

high

volumes

of

real

estate

lending

in
Switzerland.

Most

of

our

lending

is

to

the

financial sector,

which

by

its nature

has

a

lower

physical

climate

risk.

Key
exceptions are lending

to property insurance companies or lending

in higher-risk regions, such as South

Asia.
The chart below shows the location-specific risk

distribution compared with the spread of physical risk across sectoral risk ratings versus country (risk domicile, see above)

risk ratings. The size of the circle indicates

the relative lending

exposure.
Scenario analysis and stress test exercises
We use scenario-based approaches to assess our exposure to physical and transition risks stemming

from climate change.
We have introduced a series of

assessments performed through industry collaborations in order to harmonize approaches
for

addressing

methodological

and

data

gaps.

We

have

performed

top-down

balance

sheet

stress

testing

(across

the
Group),

as well

as targeted,

bottom-up

analysis

of specif

ic sector

exposures

covering

short-,

medium-,

and

long-term
time horizons.
UBS first participated

in regulatory scenario

analysis and

stress test exercises

in 2021,namely

the Bank

of England

(BoE)
2021 Climate Biennial

Exploratory Scenario (CBES):

Financial risks from

climate change;

and the Climate Risk

Stress Test
(CST) of the European Central Bank (the ECB). In addition,

in 2021 UBS participated

in climate risk assessment conducted
in Switzerland jointly by FINMA and

the Swiss National Bank. Throughout

2022, we engaged with a range

of regulatory
surveys and other requests for information

from supervisors around the

globe.
›

Refer to “Managing

sustainability and

climate risks” in our

Sustainability

Report 2022, available

under “Annual reporting”

at
ubs.com/investors

Climate risk heatmap (physical risk)[1,2]

In USD bn

1.42
High
4.15
Moderately high
8.71
Not classified
24.44
Moderate
226.59
Low
450.17[3,4]
Total exposure
184.85
Moderately low

Physical risk by sector

Marker size indicates rel

High 1.0
0.6
0.5
0.4
0.3
0.2
0.1
0
Low
Country score
Lo

Average

Lower ri

1 Consists of total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss), and are
2 Climate-related risks are scored between 0 and 1, based upon sustainability and climate risk transmission channels, as outlined in the Appendix 3 to our Sustain low, moderately low, moderate, moderately high, and high. Climate sensitive exposure metric is determined based upon the top 3 out of 5 rated categories: hig the sensitive sector.
3 Total exposure calculation is subject to rounding to two decimal places, hence potential deviation from actual.
4 Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will fu estate) and better understanding how private lending (e.g., Lombard) activities may result in direct financial impacts to UBS. Not classified represents portion of riskiness of loans.
5 Residential real estate is not given a sector score, therefore not included in this chart, however, is rated "low" based on periodic geospatial analysis.
6 UBS has identified select properties in its portfolio that are vulnerable to acute climate hazards, however portfolio-level risks are inherently low, given the integra

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   128

and geographic (country) scores

ative exposure magnitude

mbard[4]
Financial services
Transportation
Fossil fuels
Metals and mining
Industrials
Real estate (development, commercial)[5,6]
Services and technology
Agriculture
Utilities
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
Sector score
High
country and sector score
sk
Higher risk

based on consolidated and standalone IFRS numbers.

ability Report 2022, available under "Annual reporting" at ubs.com/investors. Risk ratings represent a range of scores across, 5 risk rating categories:
h to moderate. Sectors, such as fossil fuels, are further segmented to categories reflecting a range of risk vulnerabilities from high to moderate, within urther develop our risk identification and measurement approaches, including updated geospatial analysis of properties securing financing with UBS (real
UBS business activities where methodologies and data are not yet able to provide a rating. Lombard lending rating is assigned based on the average ation of such information into UBS's loan underwriting processes.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   129

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   130
Non-financial risk
Non-financial

risk

is

the

risk

of

undue

monetary

loss

and

/

or

non-monetary

adverse

consequences

resulting

from
inadequate or failed internal processes, people and / or systems, failure to comply with laws and regulations and internal policies

and

procedures,

or

external

events

(deliberate,

accidental

or

natural)

that

have

an

impact,

monetary

or

non-
monetary, on

UBS, its clients or its markets.
Key developments
We have identified eight non

-financial risk themes as being currently key

to us.

These are:
–

digital transformation and

change delivery;
–

data life cycle;
–

operational resilience and cyber threat;
–

investor protection and market interaction;
–

strategic growth initiatives and partnerships;
–

the evolving nature of AML / KYC and

sanctions;
–

virtual assets; and
–

environmental, social and governance

(ESG) risks.
We

are

continuing

our

efforts

regarding

innovation

and

digitalization

to

create

value

for

our

clients.

As

part

of

the
resulting transformation, we focus

on timely and properly

controlled changes to frameworks,

including consideration of
new or revised controls, working

practices and oversight, with the aim of mitigating

any new risks introduced.
The increasing interest

in data-driven advisory

processes, and use of

artificial intelligence and machine

learning, is opening
up new

questions related

to data ethics,

data privacy and

records management.

In addition,

given the interconnectivity
between systems and

data flows, it

is important that

data is properly managed

and is complete, timely

and correct.

We
are

actively

enhancing

the

required

frameworks,

which

are

designed

to

ensure

proper

controls

are

in

place

to

meet
regulatory and customer expectations.
Given rising geopolitical tensions,

coupled with ongoing

environmental and health threats, we

believe that it is essential
that

UBS

remains

operationally

resilient.
We

have

developed

a

global

operational

resilience

framework

and
  are
implementing

it across

all business

divisions and

jurisdictions. The

framework will

mature

over time

and

is designed

to
drive

enhancements

in

operational

resilience.

In

addition,

in

regions

with

local

COVID-19

restrictions,

our

response
continues to

rely upon our business

continuity management

and operational

risk processes, with

no material impact on
our services.
The inherent risk of cyberattacks

continues to be elevated, as the

geopolitical situation increases the likelihood of

external
state-driven cyber activity,

and attacks are

becoming

increasingly sophisticated,

which may

result in business

disruption
or the corruption

or loss of data.

It is therefore key

that our cyber-defense capabilities

continue to be

strengthened and
evolve in line with developments in

the threat landscape. Our IT security controls, staff training and communications, and cyber-threat

monitoring

provided

adequate

cyber

defenses

to

prevent

our

operations

being

materially

impacted

by
cybersecurity

incidents

in

2022.

We

continue

to

enhance

our

cyber

capabilities

to

stay

abreast

of

evolving

threats.
Cyberattacks may also occur on

the systems that are operated

by external service providers.

If a successful attack occurs
at a service

provider, as

we have recently experienced,

we may be

dependent on

the service provider’s

ability to detect,
investigate and assess the attack, and

successfully restore the relevant systems and

data.
As we

continue

to move

to a

post-pandemic

“new

normal,”

changes

to the

work environment

(including

permanent
hybrid

working

and

the

introduction

of

agile

ways

of

working)

have

introduced

new

challenges

for

supervision

and
monitoring. Hybrid

working can

lead to increased

conduct risk, inherent

risk of fraudulent

activities, potential increases
in

the

number

of

suspicious

transactions,

and

increased

information

security

risks.

We

have

implemented

additional
monitoring and supervision

to mitigate these risks.
Competition to find new

investment opportunities across

the financial services

sector, both for firms and

for customers,
is

increasing.

Thus,

suitability

risk,

product

selection,

cross-divisional

service

offerings,

quality

of

advice

and

price
transparency also remain areas of

heightened focus for UBS

and for the industry as a whole.
With regard to consumer protection, sustainable investing,

market volatility and major legislative change programs, such as the Swiss Financial Services Act (FIDLEG) in Switzerland,

Regulation Best Interest (Reg BI)

in the US and the Markets in
Financial Instruments Directive II (MiFID II) in the EU, all

significantly affect the industry and require adjustments to control processes on a geographically aligned

basis.
Achieving fair

outcomes for

our clients,

upholding

market integrity

and

cultivating

the highest

standards

of employee
conduct are

of critical importance

to us.

We maintain a

conduct risk framework

across

our activities, which

is designed
to align our standards

and conduct with these objectives and to

retain momentum on fos

tering a strong culture.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   131
Cross-border

risk remains

an area

of regulatory

attention

for global

financial institutions

,

with a

strong

focus on

fiscal
transparency, as well as market

access, particularly third

-country market access into

the European

Economic Area.

There
is also an ongoing

high level of attention regarding

the risk that tax authorities may,

on the basis of new

interpretations
of existing law,

seek to impose

taxation based

on the existence of

a permanent establishment.

We maintain a

series of
controls designed

to address these

risks. Remote

communication and

the use of digital solutions

also require that

these
evolving client channels remain compliant.
In September 2022, the Securities and Exchange Commission (the SEC) and the Commodity Futures Trading Commission
(the

CFTC)

issued

settlement

orders

with

UBS

AG

relating

to

communications

recordkeeping

requirements

in

our

US
broker-dealers

and

our

registered

swap

dealer.

In

response,

we

have

initiated

a

program

to

remediate

the

identified
shortcomings.
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
geopolitical

volatility

makes

the

sanctions

landscape

more

complex,

as

new

or

novel

sanctions

may

be

imposed

that
require complex implementation in a short

time frame, such as the extensive and continuously

evolving sanctions arising
from the Russia–Ukraine war. As a

regulated financial institution,

UBS is subject

to the requirements of, and

to supervision
by,

the

Swiss

Financial

Market

Supervisory

Authority

(FINMA),

the

US

Federal

Reserve

Board,

the

US

Office

of

the
Comptroller of

the Currency

(the OCC)

,

the US

Federal Deposit

Insurance Corporation

,

the US

SEC, the

UK Prudential
Regulation

Authority,

the UK

Financial Conduct

Authority,

the

German

Federal

Financial Supervisory

Authority

(BaFIN)
and the European Central

Bank (the ECB),

as applicable. As such,

we maintain policies

and procedures that are reasonably
designed to comply with the sanctions, anti-bribery and anti-corruption regimes in the jurisdictions in which we operate,
including the Swiss, EU,

US and UK regimes.

In the

US, the

OCC issued

a Cease

and

Desist

Order against

UBS

in May

2018

relating to

our US

branch anti

-money-
laundering (AML)

and know-your-client (KYC) programs. In response,

we initiated an extensive program for the purpose
of ensuring

sustainable

remediation

of US

-relevant Bank

Secrecy

Act /

AML

issues

across all

our US

legal entities.

We
introduced significant improvements to the framework

between 2019 and 2022

.

We are continuing to implement these
enhancements,

as well as evolving them to respond

to any new and emerging risks.
We

continue

to

focus

on

strategic

enhancements

to

our

global

AML

/

KYC

and

sanctions

programs,

including

the
exploration of

new

technologies

and

sophisticated monitoring

and

analytical capabilities,

as well

as the

application

of
risk appetite statements for markets.
In

line

with

our

firm-wide

purpose,

ESG

topics

and

the

risks

related

to

them

are

high

on

our

agenda,

particularly
considering

the

increasing

regulatory

focus

on

ESG

disclosure,

climate-related

stress

testing,

net-zero

commitments,
greenwashing

risk

and

the

strategic commercial

pushing

of

sustainability topics,

as

well

as

the potential

for

new

and
diverse regulations

being deployed

across jurisdictions.

Strong regulatory

development tracking

and impact assessment
are key, as is integrating ESG factors

into the financial and non

-financial risk control frameworks as required.
›

Refer to “Sustainability

and climate risk”

in this section

for more information

about risks related

to sustainability and

climate risk
New risks

continue

to emerge.

For example,

client demand

for distributed

ledger technology,

blockchain-based

assets
and

virtual

currencies

creates

new

risks,

to

which

we

currently

have

limited

exposure

and

for

which

relevant

control
frameworks are being implemented.
Non-financial risk framework
Non-financial risk

is an

inherent

part of

our business.

Losses can

result from

people and

systems, inadequate

or failed
internal

processes,

or

external

causes.
We
follow

a

Group
-
wide

non
-
financial

risk

framework

that

establishes
requirements for

identifying, managing,

assessing and

mitigating operational,

compliance and

conduct risks to

achieve
an agreed balance between

risk and return. It is built on the following

pillars:
–

classifying inherent risks through 18 non-financial risk taxonomies, which define the universe of material non-financial risks that can arise as a consequence

of our business activities and

external factors;
–

assessing the design

and operating effectiveness of controls through

our control assessment process;
–

defining the non-financial

risk appetite

(including a financial

risk appetite

statement at the

Group, UBS AG

and business
division levels for non-financial risk events) through

quantitative metrics and thresholds

and qualitative measures, and
assessing risk exposure against

appetite;
–

assessing inherent and residual

risk through risk

assessment processes and

determining whether additional

remediation
plans are required

to address identified deficiencies;

and
–

proactively and sustainably remediating

identified control deficiencies.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   132
Divisional Presidents

are accountable

for the

effectiveness of

non-financial

risk management

and

for the

robustness

of
the front-to-back control

environment within their business divisions,

and legal-entity-responsible executives are in

charge
of non

-financial risk

management within

their legal

entities. Group

function heads

are accountable

for supporting

the
divisional Presidents

and legal-entity-responsible

executives of our

legal entities in the discharge

of this responsibility,

by
confirming completeness

and effectiveness

of the control

environment and

non-financial risk

management within

their
Group functions.

Collectively, divisional Presidents,

central Group function

heads and legal

-entity-responsible executives
are in charge of implementing the

non-financial risk framework.
Compliance &

Operational Risk Control

(C&ORC) is

responsible for

providing an

independent and

objective view of the
adequacy of non-financial risk management across the Group, and ensuring that compliance risk, financial crime risk and
operational risk are understood, owned and

managed in accordance

with our risk

appetite. C&ORC business-

or function-
aligned teams sit within

the Group Compliance, Regulatory & Governance (GCRG)

function, reporting to the Group

Chief
Compliance and Governance

Officer, who is a

member of the Group

Executive Board. The

non-financial risk framework
forms the common basis for managing and assessing compliance risk, financial crime risk and operational risk, and there
are additional

C&ORC activities

intended to

ensure we

are able

to demonstrate

compliance with

applicable laws,

rules
and regulations.
In 2022, we continued to

review and enhance

the non-financial risk

framework, including delivery of the

Group Functions
Risk Control

Self-Assessment for the

first time and

the rolling-out

of the simplified

risk taxonomy, which

also facilitated
the development of the firm-wide

non-financial risk appetite statement

and assessments across all 18

taxonomies.
All functions

within UBS are

required to assess

the design and

operating effectiveness of

their internal controls

periodically.
The output

of these

reviews supports

the assessment

and

testing scope

of internal

controls over

financial reporting

as
required by the Sarbanes

–Oxley Act, Section 404 (SOX 404).
Key control deficiencies identified during the internal control and risk assessment processes must be reported in the non-
financial

risk

inventory,

and

sustainable

remediation

must

be

defined

and

executed.

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
Advanced measurement approach model
The non-financial risk

framework outlined above underpins the

calculation of

regulatory capital for

operational risk, which
enables us to quantify operational

risk and define effective

risk-mitigating management

incentives as part of the related
operational risk capital allocation

approach to the business

divisions.
We

measure

Group

operational

risk

exposure

and

calculate

operational

risk

regulatory

capital

using

the

advanced
measurement approach (AMA)

in accordance with FINMA and

international requirements.
An

entity-specific

AMA

model

has

been

applied

for

UBS

Switzerland AG,

while

for

other

regulated

entities the

basic
indicators or

standardized

approaches

are adopted

for regulatory

capital in

agreement

with local

regulators.

Also,

the
methodology of the Group

AMA is leveraged for entity-specific Internal Capital

Adequacy Assessment Processes.
Currently,

the model includes 16

AMA units of measure (UoM),

which are aligned

with our non

-financial risk taxonomy
as closely as possible. Full transition to the non-financial risk taxonomy is not yet implemented,

but is planned by the end
of December 2023 with expected FINMA

approval for the Group

’s AMA model.

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

AMA model.
AMA model calibration and

review
A

key

assumption

when

calibrating

data-driven

frequency

and

severity

distributions

is

that

historical

losses

form

a
reasonable

proxy for

future events.

In line

with regulatory

expectations,

the AMA

methodology

utilizes both

historical
internal losses and external losses

suffered by the broader

industry for model calibration purposes.
Initial model outputs driven by the loss history are

reviewed and adjusted to reflect fast-changing external developments, such as

new regulations, geopolitical change, volatile

market and economic conditions,

and internal factors

(e.g., changes
in

business

strategy and

control framework

enhancements).

The

resulting

baseline data

-driven

frequency

and

severity
distributions

are

reviewed

by

subject

matter

experts

and

where

necessary

adjusted

based

on

a

review

of

qualitative
information

about

the business

environment and

internal control

factors, as

well as

expert judgment,

with the

aim of
forecasting losses.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Risk   management   and   control   133
Our model is reviewed

regularly to maintain

risk sensitivity and recalibrated

at least annually.

Any changes to regulatory
capital

as

a

result

of

a

recalibration

or

methodology

changes

are

presented

to

FINMA

for

approval

prior

to

use

for
disclosure purposes.
AMA model governance
The

Group-

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
›

Refer to “Capital

planning and activities”

in the “Capital,

liquidity and funding,

and balance sheet”

section of this

report for more
information about the

development

of risk-weighted

assets
›

Refer to “Risk measurement”

in this section

for more information

about our approach

to model confirmation

procedures
›

Refer to the “Risk

factors”

section of this

report for more information

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   134
Capital, liquidity and funding,

and balance sheet

135
Capital management
135
Capital management objectives, planning and activities
136
Swiss SRB total loss -absorbing capacity framework
139
Total loss-absorbing capacity
143
Risk-weighted assets
144
Leverage ratio denominator
146
UBS AG consolidated total loss-absorbing capacity and
leverage ratio information
149
Equity attribution and return on attributed equity
150
Liquidity and funding management
150
Strategy, objectives and governance
150
Liquidity and funding stress testing
151
Funding management
152
Liquidity coverage ratio
152
Net stable funding ratio
153
Balance sheet and off -balance sheet
153
Balance sheet
157
Off-balance sheet
159
Cash flows
159
Currency management
160
UBS shares

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   135
Capital management
Capital management objectives, planning and

activities

Capital management

objectives
Audited |
An adequate

level of common

equity tier 1 (CET1)

capital and total

loss-absorbing capacity (TLAC)

meeting both
internal assessment and regulatory requirements

is a prerequisite

for conducting our business

activities.
▲

We

are

therefore

committed

to

maintaining

a

strong

CET1

capital

and

TLAC

position

at

all

times,

in

order

to

meet
regulatory capital requirements and

our target capital ratios, and

to support the growth of our businesses.
As of 31 December 2022,

our CET1 capital ratio was 14.2% and our CET1 leverage ratio 4.42%, each above our capital guidance

and

also

above

the

requirements

for

Swiss

systemically

relevant

banks

(SRBs)

and

the

Basel

Committee

on
Banking Supervision (the BCBS) requirements.

We believe that our capital strength,

consistent with our capital guidance,
is a source

of confidence

for our stakeholders,

contributes to our

sound credit

ratings and

is one of

the foundations of
our success.

The BCBS announced

the finalization of the Basel

III framework in December

2017, and published

the final rules on the
minimum capital

requirements for

market risk

from the Fundamental

Review of

the Trading

Book (the

FRTB) in

January
2019. In response to

COVID-19, the Group

of Central

Bank Governors and

Heads of Supervision, which

acts as the

BCBS’s
oversight body,

endorsed the

deferral of

the implementation

date by

one

year, to

1 January 2023.

The accompanying
transitional arrangements for

the output floor

were also extended

by one year, to 1 January

2028. We expect

the Swiss
regulations to

come into force in

2025 and

we continue to make

progress on our

infrastructure design

and operational
governance ahead

of the upcoming

adoption of

these rules.

We currently estimate

that the

revised Basel III

framework
would

lead

to

a

further

net

increase

in

risk-weighted

assets

(RWA)

of

around

USD 12bn,

before

taking

into

account
mitigating actions and not

reflecting the impact of the output

floor, which is phased in over

time. Our estimate includes
the

finalization

of

the

Basel

III

framework,

as

well

as

the

FRTB,

based

on

our

current

understanding

of

the

relevant
standards.

It may

change

as a

result of

new

or updated

regulatory interpretations,

appropriate

conservatism in

model
calibration, the

implementation

of Basel

III standards

into national

law,

changes in

business growth,

market conditions
and

other

factors. The

final

degree

of

alignment

between

the

Swiss

implementation

and

those

in

other

jurisdictions,
particularly those regarding

the treatment of historical operational losses, remains uncertain at this stage.

›

Refer to the “Our strategy”

and “Targets, aspirations

and capital guidance”

sections of this

report for more information

about our
capital and resource guidelines

›

Refer to “We may be unable

to maintain our

capital strength”

in the “Risk factors”

section of this

report for more information
about capital ratio-related

risks

Capital planning and activities
Audited |
We

manage

our

balance

sheet,

RWA,

leverage

ratio

denominator

(LRD)

and

TLAC

ratio

levels

based

on

our
regulatory requirements,

within our internal limits and targets,

and our externally provided guidance. Our strategic focus
is on achieving an optimal

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
In the target

-setting process

,

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
›

Refer to “Capital

and capital ratios

of our significant

regulated subsidiaries”

in this section for

more information

›

Refer to “Statistical

measures”

in the

“Risk management

and control”

section of this report

for more information

about capital-at-
risk

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   136
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

2022 Pillar 3
Report. The Pillar 3

Report further includes

information relating to

our significant regulated subsidiaries

and sub-groups
(UBS AG

standalone,

UBS

Switzerland

AG

standalone,

UBS Europe

SE

consolidated

and

UBS Americas

Holding LLC
consolidated) as of 31

December 2022 and is available under

“Pillar 3 disclosures”

at
ubs.com/investors
.
Capital

and

other

regulatory

information

for

UBS AG

consolidated

in

accordance

with

the

Basel III

framework,

as
applicable to Swiss SRBs,

is provided in the combined

UBS Group

AG and UBS AG

Annual Report 2022, available under
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
encompasses regu

latory capital, such

as CET1,

loss-absorbing

additional tier 1

(AT1) and

tier 2 capital instruments,

and
liabilities

that

can

be

written down

or

converted

into

equity

in

case

of

resolution

or

for

the

purpose

of

restructuring
measures.
Capital and other instruments contributing

to our total loss-absorbing

capacity
In addition to CET1

capital, the following instruments contribute to our loss

-absorbing capacity:
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
Outstanding

high
-
and

low
-
trigger

loss
-
absorbing

tier

2

capital

instruments,

non
- Basel   III -
compliant

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

and LRD. The

applicable market
share add

-on requirements

for UBS

were unchanged

at 0.72% of

RWA and

0.25% of LRD.

The applicable LRD

add-on
requirements remained

unchanged at

0.72% of RWA

and 0.25% of

LRD, as our

Group LRD

remained within

the same
add-on bucket.

On 30

September 2022,

the Swiss

countercyclical capital

buffer was

reactivated,

at a

maximum level

of 2.5%

on risk-
weighted

positions

that

are

directly

or

indirectly

backed

by

residential

properties

in

Switzerland.

This

increased

our
minimum

CET1

capital

requirement
by

2
7
basis

points

as

of

31

December

2022
.

We

also

continued

to

apply
countercyclical buffer requirements introduced in other BCBS member jurisdictions, which resulted in an additional buffer
requirement of 7 basis points as of

31 December 2022. Overall, countercyclical

capital buffers contributed 34 basis points
to our minimum CET1 capital requirement

as of 31 December 2022.

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   137
The

total

going

concern

capital

requirements

applicable

are

14.64%

of

RWA

(including

countercyclical

buffer
requirements)

and 5.00%

of LRD.

Furthermore, of

the total

going concern

capital requirement

of 14.

64% of

RWA, at
least 10.

34%

must be

met with

CET1 capital,

while a

maximum of

4.3% can

be met

with high

-trigger loss-absorbing
AT1 capital instruments (including

our existing outstanding low

-trigger AT1 capital instruments, which

qualify until their
first call date as mentioned above).

Similarly, of the total going

concern leverage ratio requirement of 5.00%,

at least 3.5% must be met with CET1 capital,
while a maximum

of 1.5%

can be

met with

high-trigger

loss-absorbing

AT1 capital

instruments (including

our existing
outstanding low-trigger AT1

capital instruments, which qualify until their first

call date as mentioned

above).
Gone concern loss-absorbing

capacity requirements
As an

internationally active

Swiss

SRB,

UBS

is also

subject

to gone

concern loss

-absorbing

capacity requirements.

The
gone concern requirements also

include add-ons for market share

and LRD.

Under

the Swiss

SRB framework,

banks

are eligible

for a

rebate on

the gone

concern requirement

if they

take actions
that

facilitate

recovery

and

resolvability

beyond

the

minimum

requirements.

The

amount

of

the

rebate

for

improved
resolvability is assessed

annually by

the Swiss Financial

Market Supervisory Authority

(FINMA). Based

on actions

we had
completed

by

December

2021

to

improve

resolvability, FINMA

granted

a

rebate

on

the

gone

concern requirement

of
65%

of

the

aforementioned

maximum

rebate

in

the

third

quarter

of

2022,

with

an

effective

maximum

rebate

of
3.56 percentage points

for the RWA

-based requirement

and 1.25

percentage points

for the

LRD-based requirement

as
of 31 December 2022

.

Our gone

concern requirements

are further

reduced when

higher quality

capital instruments

(CET1 capital,

low-trigger
loss-absorbing AT1

or certain low-trigger

tier 2 capital instruments)

are used to

meet gone

concern requirements. As

of
31 December 2022,

UBS used

low-trigger tier 2 capital

to fulfill gone

concern requirements,

resulting in

a reduction

of
0.38 percentage points

for the RWA-based requirement.
From 1 January 2022 onward, the

gone concern requirement after

the application of the rebate for

resolvability measures
and the reduction for the

use of higher quality

capital instruments has been

floored at 10.0%

and 3.75% for the RWA-
and LRD-based requirements, respectively.
In November 2022,

the Swiss Federal Council adopted amendments to

the Banking Act and the

Banking Ordinance and
both entered

into force as

of 1 January

2023.

The amendments

replace the resolvability

discount on

the gone

concern
capital requirements

for systemically

important

banks

(SIBs),

including

UBS,

with a

reduced base

gone

concern capital
requirement. In addition, FINMA has the authority to impose a surcharge of up to 25% of the base gone concern capital
requirement based on

obstacles to a SIB’s resolvability

identified in future resolvability

assessments. We

currently expect
that our total gone concern

requirements will remain substantially unchanged

in 2023 as a result of these changes.
In

this
  report ,
we

refer

to

the

RWA
-
based

gone

concern

requirements

as

gone

concern

loss
-
absorbing

capacity
requirements and the RWA

-based gone concern ratio is referred to as

the gone concern loss

-absorbing capacity ratio.
The table below provides

the RWA-

and LRD-based requirements and

information as of 31

December 2022.

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   138
Swiss SRB going and gone

concern requirements

and information
As of 31.12.22 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern

capital

14.64
1

46,802

5.00
1

51,423
Common equity tier 1 capital

10.34

33,060

3.50
2

35,996
of which: minimum capital

4.50

14,381

1.50

15,427
of which: buffer capital

5.50

17,577

2.00

20,569
of which: countercyclical buffer

0.34

1,102
Maximum additional tier 1 capital

4.30

13,742

1.50

15,427
of which: additional tier 1 capital

3.50

11,185

1.50

15,427
of which: additional tier 1 buffer capital

0.80

2,557
Eligible going concern capital
Total going concern

capital

18.25

58,321

5.67

58,321
Common equity tier 1 capital

14.22

45,457

4.42

45,457
Total loss-absorbing

additional tier 1 capital
3

4.03

12,864

1.25

12,864
of which: high-trigger loss-absorbing additional tier 1 capital

3.65

11,675

1.14

11,675
of which: low-trigger loss-absorbing additional tier 1 capital 0.37

1,189

0.12
1,189
Required gone concern capital
Total gone concern

loss-absorbing capacity
4

10.36

33,105

3.75

38,567
of which: base requirement
5

12.86

41,099

4.50

46,281
of which: additional requirement for market share

and LRD

1.44

4,602

0.50

5,142
of which: applicable reduction on requirements

(3.94)

(12,596)

(1.25)

(12,856)
of which: rebate granted
6

(3.56)

(11,385)

(1.25)

(12,856)
of which: reduction for usage of low-trigger

tier 2 capital instruments

(0.38)

(1,211)

0.00

0
Eligible gone concern capital
Total gone concern

loss-absorbing capacity

14.70

46,991

4.57

46,991
Total tier 2 capital

0.93

2,958

0.29

2,958
of which: low-trigger loss-absorbing tier 2 capital

0.76

2,422

0.24

2,422
of which: non-Basel III-compliant tier 2 capital

0.17

536

0.05

536
TLAC-eligible senior unsecured

debt

13.78

44,033

4.28

44,033
Total loss-absorbing

capacity
Required total loss-absorbing

capacity

25.00

79,907

8.75

89,990
Eligible total loss-absorbing capacity

32.95

105,312

10.24

105,312
Risk-weighted assets / leverage ratio

denominator
Risk-weighted assets

319,585
Leverage ratio denominator

1,028,461
1 Includes applicable

add-ons of

1.44% for

RWA and

0.50% for

LRD.

2 Our

minimum CET1

leverage ratio

requirement of

3.5% consists

of a 1.5%

base requirement,

a 1.5%

base buffer

capital requirement,
a 0.25% LRD add-on requirement

and a 0.25% market

share add-on requirement

based on our Swiss credi

t

business.

3 Includes outstanding

low-trigger loss-absorbing

additional tier 1 capital

instruments, which
are available under the Swiss systemically

relevant bank framework to

meet the going concern requirements

until their first call date.

As of their first call date, these

instruments are eligible to meet the

gone concern
requirements.

4 A maximum of 25% of the gone concern requirements

can be met with instruments that have a remaining

maturity of between one and two years. Once

at least 75% of the minimum gone concern
requirement has been met

with instruments that

have a remaining maturity

of greater than two years,

all instruments that

have a remaining

maturity of between one and

two years remain eligible

to be included in
the total gone concern

capital.

5 The gone concern

requirement after

the application

of the rebate

for resolvability

measures and the

reduction for the

use of higher-quality

capital instruments

is floored at

10%
and 3.75% for the

RWA-

and LRD-based requirements,

respectively.

This means

that the combined

reduction may

not exceed 4.3 percentage

points for the RWA

-based requirement

of 14.3% and 1.25

percentage
points for the LRD-based requirement of 5.0%.

6 Based on the actions we completed

up to December 2021 to improve resolvability,

FINMA granted an increase in the rebate

on the gone concern requirement from
55.0% to 65.0%

of the maximum

rebate, effective

1 July 2022,

with an

effective

maximum rebate

of 1.25 percentage

points for t

he LRD-based

requirements

and – given

the risk density

of 35%

underlying the
regulatory requirements – an

effective maximum rebate

of 3.56 percentage points for the

RWA-based requirements.

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   139
Total loss-absorbing capacity
Swiss SRB going and gone

concern information
USD m, except where indicated 31.12.22 31.12.21
Eligible going concern capital
Total going concern

capital

58,321

60,488
Total tier 1 capital

58,321

60,488
Common equity tier 1 capital

45,457

45,281
Total loss-absorbing

additional tier 1 capital

12,864

15,207
of which: high-trigger loss-absorbing additional tier 1 capital

11,675

12,783
of which: low-trigger loss-absorbing additional tier 1 capital

1,189

2,425
Eligible gone concern capital
Total gone concern

loss-absorbing capacity

46,991

44,264
Total tier 2 capital

2,958

3,144
of which: low-trigger loss-absorbing tier 2 capital

2,422

2,596
of which: non-Basel III-compliant tier 2 capital

536

547
TLAC-eligible senior unsecured

debt

44,033

41,120
Total loss-absorbing

capacity
Total loss-absorbing

capacity

105,312

104,752
Risk-weighted assets / leverage ratio

denominator
Risk-weighted assets

319,585

302,209
Leverage ratio denominator

1,028,461

1,068,862
Capital and loss-absorbing capacity

ratios (%)
Going concern capital ratio

18.2

20.0
of which: common equity tier 1 capital ratio

14.2

15.0
Gone concern loss-absorbing capacity ratio

14.7

14.6
Total loss-absorbing

capacity ratio

33.0

34.7
Leverage ratios (%)
Going concern leverage ratio

5.7

5.7
of which: common equity tier 1 leverage ratio

4.42

4.24
Gone concern leverage ratio

4.6

4.1
Total loss-absorbing

capacity leverage ratio

10.2

9.8

Audited |

Reconciliation of IFRS equity

to Swiss SRB common

equity tier 1 capital
USD m 31.12.22 31.12.21
Total IFRS equity
57,218
61,002
Equity attributable to non-controlling

interests
(342)
(340)
Defined benefit plans, net of tax
(311)
(270)
Deferred tax assets recognized for tax loss carry-

forwards
(4,077)
(4,565)
Deferred tax assets on temporary differences,

excess over threshold
(64)
(49)
Goodwill, net of tax
1
(5,754)
(5,838)
Intangible assets, net of tax
(150)
(180)
Compensation-related components (not recognized

in net profit)
(2,287)
(1,700)
Expected losses on advanced internal ratings

-based portfolio less provisions
(471)
(482)
Unrealized (gains) / losses from cash flow hedges,

net of tax
4,234
(628)
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the

balance sheet date,

net of tax
(523)
315
Own credit related to (gains) / losses on derivative

financial instruments that existed at the balance

sheet date
(105)
(50)
Unrealized gains related to financial assets at fair value through

OCI, net of tax
0
(68)
Prudential valuation adjustments
(201)
(167)
Accruals for dividends to shareholders
(1,683)
(1,700)
Other
(29)
1
Total common equity tier 1 capital
45,457
45,281
1 Includes goodwill related to significant

investments in financial

institutions of USD
20
m as of 31 December 2022

(31 December 2021:

USD
22
m) presented on the balance

sheet line Investments in associates.
▲

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   140
Total loss-absorbing capacity and movement

Our total loss-absorbing capacity increased

by USD 0.6bn

to USD 105.3bn as of 31 December 2022

.

Going concern capital and movement
Audited

|
Our CET1

capital

mainly consists

of: share

capital;

share

premium, which

primarily consists

of additional

paid-in capital
related to

shares issued;

and retained

earnings.

A detailed

reconciliation

of International

Financial

Reporting Standards

(IFRS)
equity to CET1 capital

is provided in

the “Reconciliation

of IFRS equity to Swiss

SRB common equity

tier 1 capital”

table.

Our CET1 capital increased by USD
0.2
bn to USD
45.5
bn as of 31 December 2022, mainly as a result of operating

profit
before

tax

of

USD
9.6
bn

with

associated

current

tax

expenses

of

USD
1.4
bn,

partly

offset

by

share

repurchases

of
USD
5.6
bn under

our share

repurchase programs,

dividend accruals

of USD
1.7
bn, negative foreign

currency effects

of
USD
0.5
bn and compensation- and

own share-related capital components

of USD
0.3
bn.
›

Refer to “UBS shares”

in this section

for more information

about our share repurchase

programs
Our

loss-absorbing

AT1

capital

decreased

by

USD
2.3
bn

to

USD
12.9
bn,

mainly

driven

by

our

announcement

on
5 December 2022

that we

intended

to redeem

an AT1

capital instrument

on

31 January

2023,

the first

call date

(ISIN
CH0400441280, with a nominal amount of USD
2.0
bn, issued on 31 January 2018; this instrument ceased to be eligible as AT1 capital when the call was announced in December 2022), a call of a

USD
1.1
bn equivalent AT1 capital instrument
denominated in

euro,

and interest

rate risk hedge,

foreign currency translation

and other

effects. This was

partly offset
by

two

issuances

of

AT1

capital

instruments

denominated

in

US

dollars

and

Swiss

francs

amounting

to

USD
1.8
bn
equivalent.
▲

Gone concern loss-absorbing

capacity and movement
Audited |
Our total gone concern loss-absorbing capacity increased

by USD
2.7
bn

to USD
47.0
bn as

of 31 December 2022
and included USD
44.0
bn of TLAC-eligible

senior unsecured

debt.
▲

The

increase

was

mainly

due

to

21

issuances

of

TLAC-eligible

senior

unsecured

debt

instruments

denominated

in
US dollars, euro, yen

and Australian dollars

amounting to USD

15.2bn, partly offset

by four calls of TLAC-eligible

senior
unsecured

debt

instruments

denominated

in

US

dollars amounting

to

USD 6.3bn,

as

well

as

interest

rate

risk hedge,
foreign currency translation and

other effects.
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio decreased

to 14.2% from 15.0%,

mainly reflecting a USD 17.4bn

increase in RWA.
Our CET1 leverage ratio increased to 4.42%

from 4.24%, predominantly due

to a USD 40.4bn decrease in

the LRD.
Our gone

concern loss

-absorbing capacity

ratio increased

to 14.7%

from 14.6%,

due to

an increase

in gone

concern
loss-absorbing capacity of USD 2.7bn,

partly offset by the aforementioned increase in

RWA.
Our gone concern leverage ratio

increased to 4.6% from 4.1%,

driven by the aforementioned increase in gone

concern
loss-absorbing capacity and the aforementioned

decrease in the LRD.

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   141
Swiss SRB total loss

-absorbing capacity

movement
USD m
Going concern capital
Swiss SRB
Common equity tier 1 capital

as of 31.12.21

45,281
Operating profit before tax

9,604
Current tax (expense) / benefit

(1,448)
Share repurchase programs

(5,602)
Accruals for proposed dividends to shareholders

(1,683)
Foreign currency translation effects, before

tax

(529)
Compensation- and own share-related capital components

(258)
Other

93
Common equity tier 1 capital

as of 31.12.22

45,457
Loss-absorbing additional tier 1 capital

as of 31.12.21

15,207
Issuance of high-trigger loss-absorbing additional tier 1 capital

1,789
Call of high-trigger loss-absorbing additional tier 1 capital
1

(2,000)
Call of low-trigger loss-absorbing additional tier 1 capital

(1,121)
Interest rate risk hedge, foreign

currency translation and other

effects

(1,011)
Loss-absorbing additional tier 1 capital

as of 31.12.22

12,864
Total going concern

capital as of 31.12.21

60,488
Total going concern

capital as of 31.12.22

58,321
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.21

3,144
Interest rate risk hedge, foreign

currency translation and other

effects

(185)
Tier 2 capital as of 31.12.22

2,958
TLAC-eligible senior unsecured

debt as of 31.12.21

41,120
Issuance of TLAC-eligible senior unsecured

debt

15,237
Call of TLAC-eligible senior unsecured debt

(6,250)
Interest rate risk hedge, foreign

currency translation and other

effects

(6,075)
TLAC-eligible senior unsecured

debt as of 31.12.22

44,033
Total gone concern

loss-absorbing capacity as of 31.12.21

44,264
Total gone concern

loss-absorbing capacity as of 31.12.22

46,991
Total

loss-absorbing capacity
Total loss-absorbing

capacity as of 31.12.21

104,752
Total loss-absorbing

capacity as of 31.12.22

105,312
1 On 5 December 2022, we announced

our intention to redeem an

AT1 capital instrument

on 31 January 2023, the first

call date (ISIN CH0400441280).

This instrument ceased to

be eligible as AT1 capital when

the
call was announced.

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

Consequently,

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

Asset and Liability Committee,

a committee of

the Group

Executive Board,

has mandated Group

Treasury to
adjust the

currency mix

of CET1 capital,

within limits set

by the BoD,

to balance

the effect of

foreign exchange movements
on CET1 capital and the CET1 capital

ratio. Limits are in place

for the sensitivity of both CET1 capital

and the CET1 capital
ratio to an appreciation or depreciation

of 10%

in the value of the US dollar against

other currencies.
Sensitivity to currency movements

Risk-weighted assets
We

estimate

that

a

10%

depreciation

of

the

US

dollar

against

other

currencies

would

have

increased

our

RWA

by
USD 13bn

and

our

CET1

capital

by

USD 1.4bn

as

of

31 December

2022

(31 December

2021:

USD 13bn

and
USD 1.4bn,

respectively)

and decreased

our CET1

capital ratio

13 basis

points

(31 December

2021:

15 basis points).
Conversely,

we estimate

that a

10%

appreciation

of the

US dollar

against other

currencies

would

have decreased

our
RWA by

USD 12bn

and our

CET1

capital by

USD 1.3bn

as of

31 December

2022

(31 December 2021:

USD 11bn

and
USD 1.3bn, respectively) and increased

our CET1 capital ratio 13

basis points (31 December 2021

:

14

basis points).

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   142
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
We

estimate

that

a

10%

depreciation

of

the

US

dollar

against

other

currencies

would

have

increased

our

LRD

by
USD 63bn

as

of

31 December

2022

(31 December

2021:

USD 63bn)

and

decreased

our

Swiss

SRB

going

concern
leverage ratio 17 basis points (31 December

2021: 15 basis

points)

.

Conversely, we estimate that a 10% appreciation of
the US dollar against other currencies would have decreased our LRD by USD 57bn (31 December

2021: USD

57bn) and
increased our Swiss SRB

going concern leverage ratio 17 basis

points (31 December

2021:

16 basis points)

.
The aforementioned sensitivities

do not consider foreign

currency translation effects related

to defined benefit

plans other
than those related to the currency translation

of the net equity of foreign operations.
Estimated effect on capital from

litigation, regulatory and

similar matters subject to provisions

and contingent liabilities
We have estimated the loss in capital that we could

incur as a result of the risks associated with the matters described in
“Note 17 Provisions and contingent liabilities” in the “Consolidated financial statements”

section of this report. We have
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
On this

basis,

we estimate the

maximum

loss in

capital that

we could

incur over

a 12-month

period

as a

result of

our
risks associated with these operational risk

categories at USD 4.4bn as of

31 December 2022, unchanged compared with
the prior year

-end.

This estimate is

not related

to and

does not

take into account

any provisions

recognized

for any

of
these matters and does

not constitute a subjective assessment of our

actual exposure in any of

these matters.
›

Refer to “Non-financial

risk” in the “Risk

management and

control”

section of this report

for more information
›

Refer to “Note 17

Provisions and contingent

liabilities”

in the “Consolidated

financial statements”

section of this report

for more
information
Capital and capital

ratios of our significant regulated subsidiaries
UBS Group

AG is a

holding

company conducting

substantially all

operations through

UBS AG and

subsidiaries thereof.
UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provided substantial
liquidity to, subsidiaries. Many of these

subsidiaries are subject to

regulations requiring compliance with minimum

capital,
liquidity

and

similar

requiremen
ts.

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

2022 Pillar 3 Report,

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
The joint liability amounts have declined as obligations matured, terminated or were novated following the transfer date.
As

of

31 December

2022,

the

liability

of

UBS

Switzerland

AG

amounted

to

CHF 4.0bn

(USD 4.3bn),

a

decrease

of
CHF 1.2bn

(USD 1.4bn)

compared

with

31 December

2021.

The

respective liability

of

UBS AG

has

been

substantially
extinguished.

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   143
Risk-weighted assets
RWA development in 2022
During 2022,

RWA increased by USD

17.4bn to USD 319.6bn,

primarily driven by increases of USD

10.4bn in credit and
counterparty credit risk RWA,

USD 4.7bn

in operational risk RWA, and

USD 2.4bn in market risk RWA.

›

Refer to the 31 December

2022 Pillar 3 Report,

available under “Pillar

3 disclosures” at
ubs.com/investors,

for more information
about RWA movements

and definitions

of RWA movement

key drivers

Movement in risk-

weighted assets by key

driver
USD bn
RWA as of
31.12.21
Currency
effects
Methodology
and policy
changes
Model
updates /
changes
Regulatory
add-ons
Asset size
and other
1
RWA as of
31.12.22
Credit and counterparty credit

risk
2

190.1

(3.6)

0.1

6.7

0.3

6.9

200.5
Non-counterparty-related risk
3

24.3

(0.2)

0.1

24.2
Market risk

11.1

1.2

(2.4)

2.3

1.3

13.5
Operational risk

76.7

4.6

0.0

81.4
Total

302.2

(3.8)

1.2

9.0

2.6

8.3

319.6
1 Includes the

Pillar 3 categories

“Asset

size,” “Credit

quality of counterparties,”

“Acquisitions

and disposals”

and “Other.”

For more

information,

refer to the

31 December

2022 Pillar

3 report,

available

under
“Pillar 3 disclosures”

at ubs.com/investors.

2 Includes settlement

risk, credit

valuation adjustments,

equity exposures in

the banking book,

investments

in funds and

securitization

exposures in the

banking book.

3 Non-counterparty-related risk

includes deferred tax assets

recognized for temporary

differences, property,

equipment, software

and other items.
Credit and counterparty credit risk
Credit and counterparty

credit

risk RWA increased by

USD 10.4bn to USD 200.5bn as

of 31 December 2022. This

increase
was mainly driven by model

updates of USD 6.7bn and asset

size increases of USD 6.4bn, partly offset

by currency effects
of USD 3.6bn. Model updates resulted in

an increase of USD 6.7bn, mainly

relating to structured margin loans and

similar
products

in Global

Wealth Management,

prime brokerage

clients, private

equity and

hedge fund

financing trades

and
structured margin loans in

the Investment Bank, and mortgage loans

in Personal & Corporate Banking.
Asset

size

increased

by

USD 6.4bn,

mainly

due

to

higher

RWA

from

loans

and

loan

commitments

in

Global

Wealth
Management and

,

to a lesser extent,

in Personal

& Corporate Banking,

partly offset by

lower RWA

from loans and

loan
commitments in the Investment Bank.

Movement in credit and

counterparty credit

risk RWA

by key driver
1
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group

Functions Group
Total credit and counterparty

credit risk RWA as of 31.12.21
56.9 63.0 3.2 60.5 6.4 190.1
Asset size 8.2 2.9 (0.1) (4.9) 0.3 6.4
Asset quality 0.3 (1.5) 0.0 0.0 0.4 (0.7)
Model updates 2.1 1.3 0.0 3.3 0.0 6.7
Methodology and policy changes 0.1 0.0 0.0 0.0 0.0 0.1
Regulatory add-ons 0.0 0.0 0.0 0.3 0.0 0.3
Acquisitions and disposals 1.2 0.0 0.0 0.0 0.0 1.2
Foreign exchange movements (0.5) (0.9) (0.1) (1.5) (0.6) (3.6)
Other 0.0 0.0 0.0 0.0 0.0 0.0
Total movement 11.5 1.9 (0.2) (2.8) 0.1 10.4
Total credit and counterparty

credit risk RWA as of 31.12.22
68.4 64.9 3.0 57.7 6.5 200.5
1 Refer to the 31 December 2022

Pillar 3 Report, available

under “Pillar 3 disclosures”

at ubs.com/investors,

for the definitions of credit

and counterparty credit risk RWA

movement categories.
›

Refer to the “Risk

management and

control” section of

this report and

the 31 December

2022 Pillar 3 Report,

available under
“Pillar 3 disclosures” at ubs.com/investors
, for more information

about credit and

counterparty

credit risk developments
Market risk
Market risk RWA

increased by

USD 2.4bn

to USD 13.5bn as of

31 December 2022

,

driven by an

increase of USD 2.3bn
in regulatory add-ons,

reflecting updates from the monthly risks-not-in-VaR

assessment and an increase of USD

1.3bn in
asset size and

other movements

related to

higher average

regulatory and

stressed value

-at-risk levels in

the Investment
Bank’s Global Markets business on the back

of heightened market volatility in

the first half of 2022. These increases were
partly offset by

decreases of

USD 2.4bn

from changes

to the

value-at-risk (VaR)

model, and

such decreases were

partly
offset by USD 1.2bn arising from the introduction of a FINMA-agreed temporary measure to offset a VaR-model-change-
related RWA decrease that went

live in the fourth quarter of 2022. We are in discussions with

FINMA regarding material
updates

to

the

VaR

model

in

2023,

which

would

replace

the

aforementioned

temporary

measure

and

the

currently
applied add-on related

to time decay.

›

Refer to the “Risk

management and

control” section of

this report and

the 31 December

2022 Pillar 3 Report,

available under
“Pillar 3 disclosures” at ubs.com/investors,

for more information

about market

risk developments

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   144
Operational risk

Operational risk RWA increased

by USD 4.7bn

to USD 81.4bn as of 31

December 2022. Following a review with

FINMA
regarding the French

cross-border matter,

we reflected

additional operational risk RWA

of USD 4.1bn

in the first half of
2022.

In the

fourth quarter

of 2022,

we reflected

an increase

of USD

0.5bn

driven by

the annual

recalibration

of the
advanced measurement approach

(AMA) model used

for the calculation of operational risk capital.
›

Refer to “Advanced

measurement

approach model”

in the “Risk management

and control”

section of this

report for more
information about the

AMA model
Outlook
We

expect that

regulatory-driven

updates

to models

will result

in

an RWA

increase

of

around

USD 4bn

in 2023.

The
extent and

timing

of RWA

changes

may vary

as

model updates

are completed

and

receive regulatory

approval,

along
with changes

in the composition

of the relevant portfolios.

In addition,

business growth

and changes

in market factors
are expected to

increase RWA

at the beginning

of 2023, following

a period of

lower levels of client activity

and market
volatility toward the end of

the fourth quarter of 2022

.

›

Refer to the “Regulatory

and legal developments”

section of this

report for more information

Risk-weighted assets

by business division

and Group Functions
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Group

Functions
Total
RWA
31.12.22
Credit and counterparty credit

risk
1

68.4

64.9

3.0

57.7

6.5

200.5
Non-counterparty-related risk
2

5.9

1.9

0.6

3.7

12.1

24.2
Market risk

1.6

0.0

10.1

1.8

13.5
Operational risk

37.6

9.1

3.2

21.3

10.1

81.4
Total

113.5

75.9

6.7

92.8

30.6

319.6
31.12.21
Credit and counterparty credit

risk
1

56.9

63.0

3.2

60.5

6.4

190.1
Non-counterparty-related risk
2

6.2

2.0

0.6

3.5

12.0

24.3
Market risk

1.6

0.0

8.1

1.5

11.1
Operational risk

35.2

8.1

3.0

20.2

10.3

76.7
Total

99.8

73.2

6.9

92.2

30.1

302.2
31.12.22 vs 31.12.21
Credit and counterparty credit

risk
1

11.5

1.9

(0.2)

(2.8)

0.1

10.4
Non-counterparty-related risk
2

(0.3)

(0.1)

0.0

0.2

0.2

0.0
Market risk

0.0

0.0

2.1

0.3

2.4
Operational risk

2.5

1.1

0.1

1.1

(0.2)

4.6
Total

13.6

2.8

(0.1)

0.6

0.4

17.4
1 Includes

settlement risk,

credit valuation

adjustments,

equity exposures

in the

banking

book, investments

in funds

and securitization

exposures in

the banking

book.

2 Non

-counterparty-related

risk includes
deferred tax assets recognized for temporary differences (31 December 2022: USD 11.4bn; 31 December 2021: USD 11.4bn), as well as property, equipment, software and ot her items (31 December 2022: USD 12.9bn;
31 December 2021: USD 12.9bn).

Leverage ratio denominator
The LRD decreased by USD 40.4bn to USD 1,028.5bn as of

31 December 2022, driven by currency

effects of USD 24.5bn
and a USD 15.9bn

decrease due to asset size and

other movements.

Movement in leverage ratio

denominator

by key driver
USD bn
LRD as of

31.12.21
Currency

effects
Asset size and

other
LRD as of

31.12.22
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

847.4

(17.3)

(14.1)

816.0
Derivatives

90.9

(3.5)

2.9

90.3
Securities financing transactions

109.2

(3.1)

(7.4)

98.6
Off-balance sheet items

32.8

(0.5)

2.2

34.4
Deduction items

(11.5)

0.1

0.6

(10.8)
Total

1,068.9

(24.5)

(15.9)

1,028.5
1 The exposures exclude derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions,

and margin loans, as well as prime brokerage receivables
and financial assets at fair value

not held for trading, both

related to securities financing

transactions. These

exposures are presented

separately under Derivatives

and Securities financing transactions

in this table.

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   145
The LRD movements described below

exclude currency effects.

On-balance sheet

exposures (excluding derivatives

and securities financing

transactions)

decreased by

USD 14.1bn, mainly
driven by lower

trading portfolio

assets in the

Investment Bank,

lower central bank

balances, and

a decrease in

lending
assets, mainly in Global Wealth Management,

partly offset by purchases

of high-quality liquid asset securities.
Derivatives

increased by USD

2.9bn, primarily reflecting market-driven movements,

partly offset by lower client volumes,
in the Investment Bank.
Securities financing transactions

decreased by USD 7.4bn,

mainly due to lower client activity

levels and lower brokerage
receivables in the Investment Bank,

as well as trade roll-offs in Group

Treasury.

Off-balance

sheet

items

increased

by

USD 2.2bn,

mainly

driven

by

higher

unutilized

credit

lines

in

Global

Wealth
Management, and an

increase in forward starting reverse repurchase

agreements in Group Treasury.

›

Refer to “Balance sheet

and off-balance

sheet” in this

section for more information

about balance sheet

movements

Leverage ratio denominator

by business division

and Group Functions
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Group

Functions
Total

31.12.22
Total IFRS assets

388.5

235.2

17.3

391.3

71.9

1,104.4
Difference in scope of consolidation
1

0.0

0.0

(13.2)

(0.1)

0.0

(13.3)
Less: derivatives and securities financing transactions
2

(23.7)

(11.9)

(0.1)

(201.7)

(37.7)

(275.0)
On-balance sheet exposures

364.8

223.4

4.0

189.5

34.2

816.0
Derivatives

5.4

1.5

0.0

80.0

3.3

90.3
Securities financing transactions

20.5

10.8

0.1

40.4

26.8

98.6
Off-balance sheet items

8.8

16.6

6.9

2.1

34.4
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.2)

(1.2)

(0.4)

(3.9)

(10.8)
Total

394.4

252.1

2.9

316.6

62.6

1,028.5
31.12.21
Total IFRS assets

395.2

225.4

25.6

346.4

124.5

1,117.2
Difference in scope of consolidation
1

0.0

0.0

(21.5)

(0.1)

0.0

(21.6)
Less: derivatives and securities financing transactions
2

(25.9)

(11.8)

(0.1)

(159.2)

(51.2)

(248.2)
On-balance sheet exposures

369.3

213.6

4.1

187.1

73.3

847.4
Derivatives

5.8

1.4

0.0

79.0

4.7

90.9
Securities financing transactions

22.6

10.9

0.0

45.7

29.9

109.2
Off-balance sheet items

7.2

17.5

0.0

7.6

0.5

32.8
Items deducted from Swiss SRB tier 1 capital

(5.3)

(0.2)

(1.2)

(0.3)

(4.4)

(11.5)
Total

399.6

243.2

2.9

319.2

104.0

1,068.9
31.12.22 vs 31.12.21
Total IFRS assets

(6.7)

9.9

(8.3)

44.9

(52.6)

(12.8)
Difference in scope of consolidation
1

0.0

0.0

8.3

0.0

0.0

8.3
Less: derivatives and securities financing transactions
2

2.2

(0.1)

0.0

(42.5)

13.5

(26.9)
On-balance sheet exposures

(4.5)

9.8

(0.1)

2.4

(39.1)

(31.4)
Derivatives

(0.4)

0.1

0.0

1.0

(1.3)

(0.7)
Securities financing transactions

(2.1)

(0.1)

0.0

(5.3)

(3.1)

(10.6)
Off-balance sheet items

1.6

(0.9)

0.0

(0.7)

1.5

1.6
Items deducted from Swiss SRB tier 1 capital

0.1

0.0

0.0

(0.1)

0.6

0.6
Total

(5.2)

8.8

0.0

(2.6)

(41.4)

(40.4)
1 Represents

the difference

between the

IFRS and

the regulatory

scope of

consolidation, which

is the

applicable

scope for

the LRD

calculation.

2 The

exposures consist

of derivative

financial instruments,

cash
collateral receivables on

derivative instruments,

receivables from securities

financing transactions,

and margin loans,

as well as prime brokerage

receivables and financial

assets at fair value

not held for trading,

both
related to securities financing

transactions, all of

which are in accordance

with the regulatory scope

of consolidation. These

exposures are presented

separately under Derivatives

and Securities financing

transactions
in this table.

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   146
UBS AG consolidated

total loss-absorbing

capacity and leverage

ratio
information
Going and gone concern requirements

and information
UBS is

considered an

SRB under Swiss

banking law

and, on a

consolidated basis,

both UBS

Group AG

and UBS AG

are
required to comply with

regulations based on

the Basel III framework as applicable for Swiss

SRBs.

The

Swiss SRB

framework and

requirements applicable to

UBS AG consolidated

are consistent

with

those applicable

to
UBS Group AG

consolidated and are described

in the “Capital, liquidity and

funding, and balance sheet”

section of this
report.

›

Refer to “Regulatory

framework”

in this section

for more information

about total loss-absorbing

capacity, leverage ratio
requirements and gone

concern rebate
UBS

AG

is

subject

to

going

and

gone

concern

requirements

on

a

standalone

basis.

Capital

and

other

regulatory
information for UBS AG standalone

is provided under “Holding company and

significant regulated subsidiaries and

sub-
groups”

at
ubs.com/investors

and

in

the

31 December

2022

Pillar 3

Report

available

under

“Pillar 3

disclosures”

at
ubs.com/investors
.
The table below provides

the RWA-

and LRD-based

requirements and information

as of 31

December 2022 for UBS

AG
consolidated.

Swiss SRB going and gone

concern requirements

and information
As of 31.12.22 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern

capital

14.64
1

46,545

5.00
1

51,478
Common equity tier 1 capital

10.34

32,878

3.50
2

36,035
of which: minimum capital

4.50

14,302

1.50

15,443
of which: buffer capital

5.50

17,480

2.00

20,591
of which: countercyclical buffer

0.34

1,096
Maximum additional tier 1 capital

4.30

13,666

1.50

15,443
of which: additional tier 1 capital

3.50

11,124

1.50

15,443
of which: additional tier 1 buffer capital

0.80

2,543
Eligible going concern capital
Total going concern

capital

17.23

54,770

5.32

54,770
Common equity tier 1 capital

13.51

42,929

4.17

42,929
Total loss-absorbing

additional tier 1 capital

3.73

11,841

1.15

11,841
of which: high-trigger loss-absorbing additional tier 1 capital

3.35

10,654

1.03

10,654
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.37

1,187

0.12

1,187
Required gone concern capital
Total gone concern

loss-absorbing capacity
4

10.36

32,922

3.75

38,609
of which: base requirement
5

12.86

40,872

4.50

46,330
of which: additional requirement for market share

and LRD

1.44

4,577

0.50

5,148
of which: applicable reduction on requirements

(3.94)

(12,527)

(1.25)

(12,870)
of which: rebate granted
6

(3.56)

(11,322)

(1.25)

(12,870)
of which: reduction for usage of low-trigger

tier 2 capital instruments

(0.38)

(1,204)

0.00

0
Eligible gone concern capital
Total gone concern

loss-absorbing capacity

14.79

46,991

4.56

46,991
Total tier 2 capital

0.93

2,958

0.29

2,958
of which: low-trigger loss-absorbing tier 2 capital

0.76

2,422

0.24

2,422
of which: non-Basel III-compliant tier 2 capital

0.17

536

0.05

536
TLAC-eligible senior unsecured

debt

13.85

44,033

4.28

44,033
Total loss-absorbing

capacity
Required total loss-absorbing

capacity

25.00

79,467

8.75

90,087
Eligible total loss-absorbing capacity

32.02

101,761

9.88

101,761
Risk-weighted assets / leverage ratio

denominator
Risk-weighted assets

317,823
Leverage ratio denominator

1,029,561
1 Includes applicable add-ons of 1.44%

for RWA and 0.50% for leverage

ratio denominator LRD.

2 Our minimum CET1 leverage

ratio requirement of 3.5%

consists of a 1.5% base requirement, a

1.5% base buffer
capital requirement, a 0.25% LRD add-

on requirement and a 0.25% market share

add-on requirement based

on our Swiss credit business.

3 Existing outstanding low-trigger

AT1 capital instruments

qualify as going
concern capital at the

UBS AG consolidated

level, as agreed

with FINMA,

until their first call

date. As of their

first call date, these

instruments are eligible

to meet the gone

concern requirements.

4 A maximum

of
25% of the gone concern requirements

can be met with instruments

that have a remaining

maturity of between

one and two years.

Once at least 75%

of the minimum gone

concern requirement

has been met with
instruments that have

a remaining

maturity of greater

than two years,

all instruments that

have a remaining

maturity of betwe

en one and two

years remain eligible

to be included in

the total gone

concern capital.

5 The gone concern

requirement after the application

of the rebate for resolvability

measures and the reduction

for the use of

higher-quality capital instruments

is floored at 10% and

3.75% for the RWA

-

and LRD-
based requirements, respectively.

This means that the combined

reduction may not exceed 4.3 percentage

points for the RWA

-based requirement of 14.3% and 1.25

percentage points for the LRD

-based requirement
of 5.0%.

6 Based on the

actions we completed

up to December 2021

to improve resolvability,

FINMA granted an

increase in the

rebate on the

gone concern requirement

from 55.0%

to 65.0% of the

maximum
rebate, effective

from 1

July 2022, with

an effective

maximum rebate

of 1.25

percentage points

for the

LRD-based

requirements and

– given

the risk

density of 35%

underlying the

regulatory requirements

– an
effective maximum rebate of 3.56

percentage points for the

RWA-based requirements.

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   147
Swiss SRB going and gone

concern information
USD m, except where indicated 31.12.22 31.12.21
Eligible going concern capital
Total going concern

capital

54,770

55,434
Total tier 1 capital

54,770

55,434
Common equity tier 1 capital

42,929

41,594
Total loss-absorbing

additional tier 1 capital

11,841

13,840
of which: high-trigger loss-absorbing additional tier 1 capital

10,654

11,414
of which: low-trigger loss-absorbing additional tier 1 capital

1,187

2,426
Eligible gone concern capital
Total gone concern

loss-absorbing capacity

46,991

44,264
Total tier 2 capital

2,958

3,144
of which: low-trigger loss-absorbing tier 2 capital

2,422

2,596
of which: non-Basel III-compliant tier 2 capital

536

547
TLAC-eligible senior unsecured

debt

44,033

41,120
Total loss-absorbing

capacity
Total loss-absorbing

capacity

101,761

99,698
Risk-weighted assets / leverage ratio

denominator
Risk-weighted assets

317,823

299,005
Leverage ratio denominator

1,029,561

1,067,679
Capital and loss-absorbing capacity

ratios (%)
Going concern capital ratio

17.2

18.5
of which: common equity tier 1 capital ratio

13.5

13.9
Gone concern loss-absorbing capacity ratio

14.8

14.8
Total loss-absorbing

capacity ratio

32.0

33.3
Leverage ratios (%)
Going concern leverage ratio

5.3

5.2
of which: common equity tier 1 leverage ratio

4.17

3.90
Gone concern leverage ratio

4.6

4.1
Total loss-absorbing

capacity leverage ratio

9.9

9.3
UBS Group AG consolidated

vs UBS AG consolidated loss-absorbing

capacity and leverage

ratio information

The going

concern capital of

UBS AG consolidated

was USD 3.6bn

lower than

the going concern

capital of UBS Group
AG consolidated

as of

31 December

2022,

reflecting lower

CET1

capital of

USD 2.5bn

and lower

going

concern loss-
absorbing additional tier 1 (AT1)

capital of USD 1.0bn.
The aforementioned

difference in

CET1 capital was

primarily due to

higher UBS

AG consolidated

accruals for dividends
and USD 0.3bn lower UBS AG consolidated International Financial Reporting Standards equity, as well as a higher capital
deduction at the UBS AG consolidated level related to deferred tax assets on temporary differences. The aforementioned factors were partly offset by compensation

-related regulatory capital accruals at the

UBS Group AG consolidated

level.
The going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 1.0bn lower than that of UBS Group AG consolidated as of 31

December 2022,

mainly reflecting deferred contingent

capital plan awards granted

at Group level
to eligible

employees for the

performance years 2017

to 2021, partly

offset by

four loss-absorbing AT1 capital

instruments
on lent by UBS Group

AG to UBS AG.
Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation
plans

will reverse

to the

extent underlying

services are

performed

by employees

of,

and

are consequently

charged to,
UBS AG and its subsidiaries. Such

reversal generally occurs over the service period

of the employee compensation

plans.
The

leverage ratio

framework

for

UBS

AG

consolidated

is

consistent

with

that

of UBS

Group

AG

consolidated.

As of
31 December 2022,

the going concern leverage ratio

of UBS AG consolidated was 0.4 percentage points lower than that of UBS Group AG consolidated, mainly

because the going concern capital of UBS AG

consolidated was USD 3.6bn lower.

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   148
Audited |

Reconciliation of IFRS equity

to Swiss SRB common

equity tier 1 capital

(UBS Group AG

vs UBS AG consolidated)
As of 31.12.22
USD m
UBS Group AG
(consolidated)
UBS AG
(consolidated) Difference
Total IFRS equity
57,218
56,940
278
Equity attributable to non-controlling

interests
(342)
(342)
Defined benefit plans, net of tax
(311)
(311)
Deferred tax assets recognized for tax loss carry-

forwards
(4,077)
(4,077)
Deferred tax assets on temporary differences,

excess over threshold
(64)
(262)
198
Goodwill, net of tax
(5,754)
(5,754)
Intangible assets, net of tax
(150)
(150)
Compensation-related components (not recognized

in net profit)
(2,287)
(2,287)
Expected losses on advanced internal ratings

-based portfolio less provisions
(471)
(471)
Unrealized (gains) / losses from cash flow hedges,

net of tax
4,234
4,234
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the

balance sheet date, net of tax
(523)
(523)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(105)
(105)
Unrealized gains related to financial assets at fair value through

OCI, net of tax
0
0
Prudential valuation adjustments
(201)
(201)
Accruals for dividends to shareholders
(1,683)
(6,000)
4,317
Other
(29)
(51)
22
Total common equity tier 1 capital
45,457
42,929
2,528
▲

Swiss SRB going and gone

concern information

(UBS Group AG vs

UBS AG consolidated)
As of 31.12.22
USD m, except where indicated
UBS Group AG
(consolidated)
UBS AG
(consolidated) Difference
Eligible going concern capital
Total going concern

capital

58,321

54,770

3,551
Total tier 1 capital

58,321

54,770

3,551
Common equity tier 1 capital

45,457

42,929

2,528
Total loss-absorbing

additional tier 1 capital

12,864

11,841

1,023
of which: high-trigger loss-absorbing additional tier 1 capital

11,675

10,654

1,021
of which: low-trigger loss-absorbing additional tier 1 capital

1,189

1,187

2
Eligible gone concern capital
Total gone concern

loss-absorbing capacity

46,991

46,991

0
Total tier 2 capital

2,958

2,958

0
of which: low-trigger loss-absorbing tier 2 capital

2,422

2,422

0
of which: non-Basel III-compliant tier 2 capital

536

536

0
TLAC-eligible senior unsecured

debt

44,033

44,033

0
Total loss-absorbing

capacity
Total loss-absorbing

capacity

105,312

101,761

3,551
Risk-weighted assets / leverage ratio

denominator
Risk-weighted assets

319,585

317,823

1,762
Leverage ratio denominator

1,028,461

1,029,561

(1,100)
Capital and loss-absorbing capacity

ratios (%)
Going concern capital ratio

18.2

17.2

1.0
of which: common equity tier 1 capital ratio

14.2

13.5

0.7
Gone concern loss-absorbing capacity ratio

14.7

14.8

(0.1)
Total loss-absorbing

capacity ratio

33.0

32.0

0.9
Leverage ratios (%)
Going concern leverage ratio

5.7

5.3

0.4
of which: common equity tier 1 leverage ratio

4.42

4.17

0.25
Gone concern leverage ratio

4.6

4.6

0.0
Total loss-absorbing

capacity leverage ratio

10.2

9.9

0.4

Annual Report 2022 |
Risk,   capital,   liquidity   an d   funding,   and   balance   sheet   |   Capital   management   149
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
Furthermore, we

allocate to

the BDs

attributed

equity related

to certain CET1

deduction

items, such

as compensation-
related components and expected losses

on the advanced internal

ratings-based portfolio less provisions.
We attribute

all remaining

Basel III capital deduction

items to Group

Functions. These

items include

deferred tax

assets
(DTAs)

recognized

for

tax

loss

carry-forwards,

DTAs

on

temporary

differences

in

excess

of

the

threshold,

accruals for
shareholder returns,

and unrealized gains / losses from cash flow

hedges.

›

Refer to “Balance

sheet and off-balance

sheet” in this

section for more information

about movements

in equity attributable

to
shareholders

Average attributed

equity
For the year ended
USD bn 31.12.22 31.12.21 31.12.20
Global Wealth Management

20.0

18.8

17.1
Personal & Corporate Banking

9.3

9.2

8.9
Asset Management

1.7

2.0

2.0
Investment Bank

13.0

13.0

12.6
Group Functions

13.5

16.3

17.4
of which: deferred tax assets
1

5.2

5.9

6.7
of which: related to retained RWA and LRD
2

3.0

3.2

3.4
of which: accruals for shareholder returns and others
3

5.4

7.2

7.2
Average equity attributed to

business divisions and Group Functions

57.6

59.3

57.8
1 Includes average attributed

equity related to the

Basel III capital deduction

items for deferred tax

assets (deferred tax

assets recognized for tax

loss carry

-forwards and deferred tax

assets on temporary

differences,
excess over threshold),

as well

as retained risk

-weighted assets (RWA)

and

leverage ratio

denominator (LRD) related

to deferred tax

assets.

2 Excludes

average attributed

equity related to

retained RWA

and LRD
related to deferred

tax assets.

3 Includes attributed

equity related

to dividend

accruals, unrealized

gains / losses

from cash flow

hedges, and

a balancing

item for capital

held in excess

of the 12.5%

-capital and
3.75%-leverage-ratio calibration

thresholds for equity

attribution.

Return on attributed equity
1, 2
For the year ended
in % 31.12.22 31.12.21 31.12.20
Global Wealth Management 24.9 25.4 23.6
Personal & Corporate Banking 19.5 18.9 14.2
Asset Management 81.2 51.8 74.2
Investment Bank 14.6 20.3 19.7
1 Return on attributed equity for

Group Functions is not

shown, as it is not meaningful.

2 Refer to “Alternative

performance measures”

in the appendix to this

report for the definition and calculatio

n

method.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Liquidity   and   funding   management   150
Liquidity and funding management
We manage

the structural

risks

of

our balance

sheet,

including

interest

rate risk

,

structural

foreign

exchange

risk and
collateral risk,

as well

as liquidity and funding risk.

This section

provides information about liquidity

and funding regulatory
requirements,

governance, management

(including

sources

of liquidity

and

funding), contingency

planning,

and stress
testing.

The

balances

disclosed

in

this

section

represent

year-end

positions,

unless

indicated

otherwise.

Intra-period
balances fluctuate in the ordinary

course of business and

may differ from year-end positions.
Strategy, objectives

and governance
Audited |

Our

management

of

liquidity

and

funding

has

the

overall

objective

of

protecting

our

business

franchises

and
prudently managing

our internal

and regulatory

liquidity and

funding requ

irements. We

measure liquidity

and funding
risk using

internal and regulatory

models and

metrics. We

define and

implement internal

stress testing

across different
time horizons,

scenarios and

currencies to

ensure

we have

sufficient

liquidity and

funding,

while remaining

compliant
with

regulatory

requirements,

primarily

expressed

through

the

liquidity

coverage

ratio

(the

LCR)

and

the

net

stable
funding ratio

(the NSFR).

Our liquidity and

funding strategy is

proposed by

Group Treasury

and approved

by the Group
Asset and

Liability Committee

(the Group

ALCO), which

is a committee

of the Group

Executive Board

(the GEB)

that is
overseen by the Risk Committee of the Board

of Directors (the BoD).
Liquidity

and

funding

limits

and

other

indicators

(including

early

-warning

indicators)

are

set

at

Group

and,

where
appropriate,

at

legal

entity

and

business

division

levels,

and

are

reviewed

and

reconfirmed

at

least

once

a

year

by
the

BoD,

the GEB,

the Group

ALCO,

the Group

Chief

Financial

Officer,

the

Group

Chief

Risk

Offic

er and

the Group
Treasurer,

taking

into

consideration

the

Group’s

business

strategy

and

risk

appetite.

Treasury

Risk

Control

provides
independent

oversight

over

liquidity

and

funding

risk.
▲

›

Refer to the “Corporate

governance”

and “Risk management

and control” sections

of this report

for more information
Group

Treasury

monitors

and

oversees

the

implementation

and

execution

of

our

liquidity

and

funding

strategy

and
manages liquidity

and funding

risk within

the limits

and other

relevant indicators,

thereby adhering

to the internal

risk
appetite

and

regulatory

requirements.

This

includes

close

control of

both

our

cash and

collateral, including

our

high-
quality

liquid

assets

(HQLA),

and

centralizes

the

Group’s

access

to

wholesale

cash

markets

in

Group

Treasury.

To
complement our business-as-usual management,

Group Treasury maintains a Contingency Funding

Plan and contributes
to plans for recovery and resolution to define procedures throughout the crisis continuum. Group Treasury reports on the
Group’s liquidity and funding status

and position, including concentration risk, at least monthly,

to the Group ALCO and
the Risk Committee of the BoD.
In July 2022, the revision

of the Swiss Liquidity Ordinance became effective. Further

supervisory guidance from FINMA

is
expected to be communicated in the autumn

of 2023.
Liquidity and funding stress testing
Audited |

Our liquidity

and

funding

risk management

aims to

ensure

that the

firm has

sufficient

liquidity

and

funding

to
survive a severe idiosyncratic

and market-wide

liquidity and funding

stress event without

government support, allowing
for discrete management actions

.

Group Treasury maintains a diversified, high-quality

pool of unencumbered liquid assets

under Treasury control. The liquid
asset portfolio is

managed dynamically,

so as

to operate

at all times

within the

internal risk

appetite and

other relevant
Group and subsidiary liquidity and

funding requirements.
▲

Our liquidity and funding

stress testing covers two main stress scenarios: a combined

(market and idiosyncratic) scenario
and a structural market-wide scenario.

We continuously refine stress-testing

assumptions.
›

Refer to “Risk measurement”

in the “Risk management

and control”

section of this report

for more information

about stress
testing
Combined (market and idiosyncratic) scenario
In

this

scenario,

UBS

faces

the

consequences

of

both

a

severely

deteriorated

macroeconomic

and

financial

market
environment and

a UBS

-specific event,

resulting

in an

acute loss

of liquidity

over a

relatively short

period

of time.

This
scenario represents

severe

yet plausible

events

encompassing

both

market-wide and

idiosyncratic

elements,

in which

,
however,

franchise client relationships

are materially maintained.
The objective of this stress test is to ensure that UBS

keeps a cumulative liquidity surplus on each day in the three-month stress horizon

.

The liquidity

gap is

assessed by

modeling the

stressed liquidity

value of

the liquidity

buffer and

stressed
liquidity inflows and outflows under

the scenario.
Structural market-wide scenario
In this scenario, UBS

is subject to a significant

deterioration of macroeconomic

and financial market

conditions globally,
resulting in a requirement

for long-term funding

to survive the liquidity drain

and support the franchise of

the business.
Macroeconomic shocks

result in

deteriorated

financial market

conditions over

the scenario

horizon of

one year.

UBS is
assumed to be affected equally

relative to other global

financial institutions.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Liquidity   and   funding   management   151
The objective of

this stress test

is to ensure

that UBS

maintains a positive

cumulative

behavioral liquidity gap

across the
3-month, 6-month, 9

-month and 12-month tenors.

The liquidity gap is assessed by modeling the stressed

liquidity value
of

the

liquidity

buffer,

and

stressed liquidity

inflows

and

outflows

under

the scenario.

In

addition,

the liquidity

stress-
testing metric

above 12

months aims

to ensure

that UBS

has sufficient

long-term (contractual

and behavioral)

funding
supply to support its long-term funding

consumption.
Funding management
Audited |

Group Treasury

monitors our funding

position,

including concentration risk, aiming to ensure

that we maintain a
well-balanced

and

diversified

liability

structure.

Our

funding

management

team

looks

to

create

the

optimal

liability
structure to finance our businesses in a

reliable and cost-efficient manner. Our funding activities are planned by analyzing the overall liquidity and funding

requirements,

taking into account

the amount of stable funding

that would be needed
to support ongoing business

activities through periods of difficult market conditions.
▲

The funding

strategy of

UBS

Group AG

is set

annually

in the

Funding

Plan and

is reviewed

on

an ongoing

basis.

The
Funding Plan is developed by Group

Treasury and approved by the Group

ALCO.
›

Refer to “Balance sheet

and off-balance

sheet” in this

section for more information

about the development

of our short-

and
long-term debt

during 2022
Global Wealth Management

and Personal

& Corporate

Banking provide

significant, cost-efficient

and stable

sources of
funding. These include deposits and

debt issued through the Swiss central mortgage institutions,

which use a portion of
our

portfolio

of

Swiss residential

mortgages

as

collateral to

generate

long-term

funding.

In addition,

we have

several
short-,

medium- and long-term funding

programs under which

we issue senior unsecured debt

and structured notes, as
well as short-term

debt. These

programs enable

UBS to source

funding from

institutional and

private investors who

are
active in Europe, the US

and Asia Pacific. Collectively,

these broad product

offerings and funding

sources, together with
the global scope of our

business activities, support our funding

stability.
Internal funding and funds

transfer pricing
We

use

our

global

liquidity

and

funding

framework

to

govern

the

liquidity

management

of

all

our

branches

and
subsidiaries. Group

Treasury

meets internal

demands for

funding by

channeling funds

from entities

generating surplus
cash to those in need

of financing, except in circumstances where

transfer restrictions

exist.
Funding costs and benefits are allocated

to our business divisions according to

our liquidity

and funding risk management
framework. Our internal funds transfer pricing system is designed to ensure we have the right mix of assets and liabilities in currencies and tenors.

Credit ratings
Credit ratings

can affect

the

cost and

availability

of

funding,

especially from

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

related

to over-the-counter (OTC)

derivative positions

and other

obligations.

Based on our
credit ratings as of 31

December 2022,

in the event of a one

-notch reduction in our

long-term credit ratings, we

would
have been required to provide USD 0.1bn in cash or other

collateral. In the

event of a two-notch reduction,

it would have
been

USD 0.3bn

and

for

a

three-notch

downgrade

USD 1.0bn.

In

the

two-

and

three-notch

scenarios

the

collateral
requirements predominantly relate to OTC derivative

positions.
There were no rating actions

with regard to UBS Group

AG’s or UBS AG’s solicited credit ratings in

2022.
›

Refer to “Liquidity

and funding management

are critical to UBS’s ongoing

performance” in

the “Risk factors”

section of this report
for more information
Contingency Funding

Plan
Audited |

We maintain our Contingency Funding

Plan as a preparation and action plan,

aiming to ensure we hold sufficient
liquidity

to

meet

our

payment

obligations

and

raise

funding

during

periods

of

liquidity

stress.

The

plan

specifies the
processes,

tools

and

responsibilities

that

we

have

available to

effectively

manage

liquidity

and

funding through

these
periods.

Our funding

diversification and

global scope

help to

protect our

liquidity position

in the

event of

a crisis.

Our
contingent funding sources include

our HQLA portfolios,

available and unutilized liquidity facilities

at several major

central
banks, contingent reductions

of trading portfolio assets,

and other actions available to the

management.
▲

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Liquidity   and   funding   management   152
Liquidity coverage ratio
The LCR measures the short-term

resilience of a bank’s liquidity profile

by assessing whether sufficient HQLA are available
to meet expected net cash outflows from

a significant liquidity stress scenario,

as defined

by the relevant regulator.
For UBS,

HQLA are

low-risk unencumbered

assets under

the control

of Group

Treasury that

are easily

and immediately
convertible into

cash at

little or

no

loss of

value, in

order

to meet

liquidity needs.

Our HQLA

predominantly

consist of
assets that qualify as Level 1 in the LCR framework, including cash, central bank reserves and government bonds.

Group
HQLA are held by UBS AG and its subsidiaries and may include amounts that are available to meet funding and collateral needs in certain jurisdictions

but are not readily available for use

by the Group as

a whole. These limitations are

typically
the result of local

regulatory requirements, including local LCR

and large exposure requirements.

Funds that are effectively
restricted are excluded

from the calculation

of Group

HQLA to the

extent they exceed

the outflow

assumptions for

the
subsidiary that holds the relevant

HQLA. On this basis,

USD 34bn

of assets were excluded from our

daily average Group
HQLA for the fourth quarter of 2022. Amounts held in excess of local liquidity requirements that are not subject to other restrictions are generally available for transfer

within the Group.
Basel Committee on Banking Supervision (BCBS) standards require an LCR of at

least 100%. In

a period of financial

stress,
the Swiss

Financial Market Supervisory

Authority (FINMA) may

allow banks to

use their HQLA

and let their

LCR temporarily
fall below

the

minimum threshold.

We

monitor

the

LCR

in

all significant

currencies

in

order

to

manage

any

currency
mismatches between HQLA and the

net expected cash outflows in

times of stress.
Our

daily average

LCR

for

the

fourth

quarter

of

2022

was 16

3.7%,

compared

with

155.5%

in

the fourth

quarter of
2021, remaining above the

prudential requirement communicated by

FINMA.
Average HQLA increased

by USD 10.7bn to USD 238.6bn, mainly

driven by lower

funding consumption from the

business
divisions, partly offset by a reduction of short

-term debt.

Average net cash outflows decreased slightly, by

USD 0.8bn, to
USD 146.0bn.

Lower average outflows from customer

deposits were almost entirely offset by lower

average inflows from
loans and securities financing transactions

,

as well as higher average net

cash outflows from derivatives.
›

Refer to the 31 December

2022 Pillar 3 Report,

available under “Pillar

3 disclosures” at
ubs.com/investors, for more information
about the LCR
›

Refer to the “Significant

regulated subsidiary

and sub-group

information”

section of this

report

for more information

about the
LCR of UBS AG and

UBS Switzerland

AG

Liquidity coverage ratio
USD bn, except where indicated Average 4Q22
1
Average 4Q21
1
High-quality liquid assets (HQLA)

238.6

227.9

Total net cash outflows
2

146.0

146.8

Liquidity coverage ratio (%)
3

163.7

155.5

1 Calculated based on an

average of 63 data

points in the fourth

quarter of 2022 and 66

data points in the fourth

quarter of 2021.

2 Represents the

net cash outflows expected

over a stress period

of 30 calendar
days.

3 Calculated after the application

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

(ASF),

as numerator, and

required stable funding (RSF),

as denominator.

ASF is the
portion

of

capital and

liabilities

expected

to

be

available

over

the

period

of

one

year.

RSF

is

a

measure

of

the

stable
funding requirement

of assets based

on their

maturity,

encumbrance and

other characteristics,

as well

as the potential
for contingent calls on funding liquidity from

off-balance sheet exposures. The BCBS NSFR regulatory framework requires a ratio of at least 100%.

As

of

31 December

2022,

the

NSFR

increased

1.3 percentage

points

to

119.8%,

remaining

above

the

prudential
requirement communicated by

FINMA. RSF decreased

by USD 19.6bn to USD 468.5bn, mainly

due to lower

trading assets
and

receivables

from

securities

financing

transactions,

partly

offset

by

higher

derivative

balances.

ASF

decreased

by
USD 17.0bn to USD 561.4bn

,

mainly driven by lower debt securities issued and

customer deposits.
›

Refer to the 31 December

2022 Pillar 3 Report,

available under “Pillar

3 disclosures” at
ubs.com/investors, for more information
about the NSFR
›

Refer to the “Significant

regulated subsidiary

and sub-group

information”

section of this

report

for more information

about the
NSFR of UBS AG

and UBS Switzerland

AG

Net stable funding ratio
USD bn, except where indicated 31.12.22 31.12.21
Available stable funding (ASF) 561.4 578.4
Required stable funding (RSF) 468.5 488.1
Net stable funding ratio (%) 119.8 118.5

Annual Report 2022 |
Risk,   capi tal,   liquidity   and   funding,   and   balance   sheet   |   Balance   sheet   and   off - balance   sheet   153
Balance sheet and off-balance sheet
Balance sheet
The

balances

disclosed

in

this

section

represent

year-end

positions,

unless

indicated

otherwise.

Intra-period

balances
fluctuate in the ordinary course of business

and may differ from year-end positions.

Refer to the “Consolidated financial
statements”

section of this report

for more information

about the development of our financial position.
Balance sheet assets
As

of

31 December

2022,

balance

sheet

assets

totaled

USD 1,104.4

bn,

a

decrease

of

USD 12.8bn

compared

with
31 December 2021,

which

included

a decrease

of approximately

USD 22.7bn

from currency

effects.
Cash and

balances at central

banks dec

reased by

USD 23.4bn

,

including currency

effects

of approximately

USD 5.9bn.
The

net

cash

outflow

was

mainly

due

to

shifts

within

the

high-quality

liquid

asset

(HQLA)

portfolio

from

cash

into
securities, a

reduction in

short-term debt,

decreases in

customer deposits

and outflows

related to the

share repurchase
programs.

These outflows

were partly

offset

by inflows

from roll

-offs

of securities

financing

transactions, decreases

in
trading assets, as well as lower lending.
Trading

portfolio assets decreased

by USD 22.9bn,

mainly in our Financing and Derivatives & Solutions

businesses in the
Investment Bank, reflecting lower

inventory held to hedge client positions and market-driven movements.

Lending assets
decreased by USD 11.2bn,

mainly driven by

currency effects of USD 6.4bn. The movement not related to currency effects was mainly in Global

Wealth Management, reflecting

decreases in

Lombard loans

in Asia Pacific, partly

offset by higher
mortgage loans in the Americas. Non

-financial assets and financial assets for unit

-linked investment contracts decreased
by USD 8.7bn,

predominantly in

Asset Management

,

mainly due

to market-driven

decreases on

investments related

to
unit-linked

contracts,

and

in

Global

Wealth

Management,

due

to

the

completion of

the

sale

of

our

domestic

wealth
management business in Spain and the sale of UBS Swiss Financial Advisers

AG in 2022.

Securities financing transactions
at amortized

cost decreased

by USD 7.2bn,

mostly due to

lower client

activity levels

in the Investment

Bank as

interest
rates rose,

as well

as trade

roll-offs in

Group Treasury.

Brokerage

receivables decreased

by USD 4.2bn

in our

Financing
business,

as increases in client lending were more

than offset by netting

effects against Brokerage

payables.
These decreases

were partly

offset by

a USD 36.4bn

increase in

Derivatives and cash

collateral receivables

on derivative
instruments. The increases were mainly in our Derivatives & Solutions and Financing businesses, predominantly reflecting increases in foreign exchange contracts, where the contracts in place at the end of 2022 had higher fair

values compared
with the contracts in place at the

end of 2021,

as well as increases in interest rate

contracts,

mainly due to higher trading
volumes and market-driven movements

as interest rates increased

during the year.

These increases were

partly offset by
market-driven

decreases

in

Non-core

and

Legacy

Portfolio

on

long-dated

interest

rate

contracts

due

to

the
aforementioned increases

in interest rates.
Other financial assets measured at amortized cost and fair value increased by

USD 28.4bn, largely reflecting shifts within
the HQLA portfolio from cash

into securities within Group

Treasury due to the widening of spreads. Included within

Other
financial

assets

measured

at

amortized

cost

and

fair

value

is

a

portfolio

of

financial

assets

reclassified

effective

from
1 April 2022 from

Financial assets measured at

fair value through other

comprehensive income

to Other financial assets
measured at amortized cost, in

line with the principles in IFRS 9,
Financial Instruments
.
›

Refer to “Note 1

Summary of material

accounting policies”

in the “Consolidated

financial statements”

section of this

report for
more information about

the reclassification

of a portfolio of financial

assets

Assets
As of % change from
USD bn 31.12.22 31.12.21 31.12.21
Cash and balances at central banks

169.4

192.8

(12)
Lending
1

402.0

413.2

(3)
Securities financing transactions at amortized cost

67.8

75.0

(10)
Trading portfolio
2

107.9

130.8

(18)
Derivatives and cash collateral receivables

on derivative instruments

185.1

148.7

25
Brokerage receivables

17.6

21.8

(20)
Other financial assets measured at amortized cost and

fair value
3

102.2

73.8

38
Non-financial assets and financial assets for unit

-linked investment contracts

52.3

61.0

(14)
Total assets

1,104.4

1,117.2

(1)
1 Consists of loans and

advances to customers

and banks.

2 Consists of financial

assets at fair value

held for trading.

3 Consists of financial

assets at fair value

not held for trading,

financial assets measured

at
fair value through other comprehensive

income and other financial

assets measured at amortized

cost, but excludes financial

assets for unit-linked

investment contracts.

Annual Report 2022 |
Risk,   capi tal,   liquidity   and   funding,   and   balance   sheet   |   Balance   sheet   and   off - balance   sheet   154
Asset encumbrance
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

and assets

held in certain jurisdictions

to comply
with explicit minimum local asset maintenance

requirements.
›

Refer to “Note 22

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

assets
that are considered

to be

available to

secure funding

on a

legal entity level

may be

subject to restrictions

that limit

the
total amount of

assets available to

the Group

as a whole.

Other unencumbered

assets, which are

not considered

to be
readily available to secure funding on a Group and / or legal entity level, primarily consist of loans and advances to banks and customers.

Asset encumbrance as

of 31 December

2022
USD bn
Encumbered Unencumbered
Assets that
cannot be
pledged as
collateral Total Group
Assets
pledged
as collateral
Assets
otherwise
restricted and
not available
to secure
funding
Cash and
securities
available to
secure funding
on a Group and /
or legal entity
level
Other
realizable
assets
Balance sheet
Cash and balances at central banks

0.0

169.4

169.4
Loans and advances to banks

3.7

11.1

14.8
Receivables from securities financing transactions

67.8

67.8
Cash collateral receivables on derivative

instruments

5.2

29.9

35.0
Loans and advances to customers

15.2

1.1

370.2

0.7

387.2
Other financial assets measured at amortized cost

3.4

0.8

40.4

1.3

7.3

53.3
Total financial assets

measured at amortized cost

18.6

10.8

209.8

382.6

105.7

727.6
Financial assets at fair value held for trading

57.4
1

0.2

48.5

1.8

107.9
Derivative financial instruments

0.0

150.1

150.1
Brokerage receivables

17.6

17.6
Financial assets at fair value not held for trading

1.5
1

14.5

30.1

6.0

7.7

59.8
Total financial assets

measured at fair value through profit or

loss

58.9

14.6

78.7

7.8

175.4

335.3
Financial assets measured at

fair value through other comprehensive

income

1.8

0.4

2.2
Non-financial assets

0.0

4.5

13.4

21.4

39.2
Total balance sheet assets

as of 31 December 2022

77.5

27.3

293.4

403.7

302.5

1,104.4
Total balance sheet assets

as of 31 December 2021

85.1

33.5

307.5

415.4

275.7

1,117.2
Off-balance sheet
Fair value of securities

accepted as collateral as of 31 December

2022

331.8

5.6

93.8

2.8

434.0
Fair value of securities

accepted as collateral as of 31 December

2021

367.4

16.3

106.5

7.6

497.8
Total balance sheet assets

and off-balance sheet securities accepted

as collateral as of
31 December 2022

409.3

33.0

387.1

406.5

302.5

1,538.4
of which: high-quality liquid assets

238.6
Total balance sheet assets

and off-balance sheet securities accepted

as collateral as of
31 December 2021

452.5

49.8

414.0

423.0

275.7

1,615.0
of which: high-quality liquid assets

232.8
1 Includes assets pledged as collateral that may be sold or repledged by counterparties. The respective

amounts are disclosed in “Note 22 Restricted financial

assets” in the “Consolidated financial statements”

section
of this report.

Assets available to secure

funding on a Group

and / or legal entity

level by currency
USD bn 31.12.22 31.12.21
Swiss franc

120.0

111.4
US dollar

156.2

174.7
Euro

40.3

46.6
Other

70.6

81.2
Total

387.1

414.0

Annual Report 2022 |
Risk,   capi tal,   liquidity   and   funding,   and   balance   sheet   |   Balance   sheet   and   off - balance   sheet   155
Balance sheet liabilities
Total

liabilities

as of

31 December

2022

were USD

1,047.1bn,

a decrease

of USD

9.1bn

compared

with 31

December
2021, which included

a decrease

of approximately

USD 20.4bn

from currency

effects.
Customer deposits decreased by

USD 16.9bn,

including an USD 8.3bn decrease from

currency effects. The decrease not
related to

currency ef

fects was

USD 14.4bn

in Global

Wealth Management,

mostly in

the Americas,

partly offset

by a
USD 5.8bn

increase in Personal

& Corporate

Banking.

In addition,

increases in

interest rates during

the year

resulted in
significant shifts

from

demand

deposits

to time

deposits.

As

of 31

December 202

2,

our ratio

of customer

deposits

to
outstanding

loan
s

and

advances

to

customers
  was
unchanged

at
136%.   Short -
term

borrowings

decreased

by
USD 14.9bn, mainly due to maturities of

commercial paper and

certificates of deposit in Group

Treasury.

Debt issued

designated at

fair value and

long-term debt

issued measured

at amortized

cost decreased

by USD 11.3bn.
Long-term debt issued

measured at

amortized cost decreased

by USD 11.1bn,

driven by hedge

accounting and

foreign
currency effects,

as well

as net

redemptions.

Debt issued

designated at

fair value

remained

broadly

unchanged,

while
net new

issuances mainly of

fixed-rate and

equity-linked contracts

were offset

by market-driven

movements on

equity-
linked contracts.

During 2022,

the redemption

of a covered

bond

of USD 1.4bn

and net redemption

s

of subordinated

debt instruments
of USD

1.3bn were

partly offset

by USD

0.8bn

of net

new issuances

of senior

unsecured debt

,

including TLAC-eligible
benchmark

instruments.

In

December

2022,

we

announced

our

intention

to

call

one

loss-absorbing

tier 1

capital
instrument of USD 2.0bn, which was redeemed in January

2023. As of 31 December 2022, UBS

is already compliant with
its 2023 going

and gone concern capital requirements

and expects to

act rationally and

strategically with respect to

the
refinancing of any callable capital instruments

and any potential incremental issuances.
›

Refer to “UBS Group

AG consolidated

capital instruments

and TLAC-eligible

senior unsecured

debt,” available

under “Bondholder
information” at

ubs.com/investors,
for more information

Non-financial

liabilities

and

financial

liabilities

related

to

unit-linked

investment

contracts

decreased

by

USD 10.6bn,
mainly reflecting

market-driven decreases

in unit

-linked

investment

contracts

in line

with the

asset

side

and

in Global
Wealth Management due

to the completion

of the sale of our

domestic wealth management

business in Spain

and the
sale of UBS Swiss Financial Advisers AG

in 2022.
›

Refer to “Note 29

Changes in organization

and acquisitions

and disposals

of subsidiaries and

businesses” in

the “Consolidated
financial statements”

section of this

report for more information

about the sales

of these businesses
These

decreases

were

partly offset

by

a

USD 38.2bn

increase

in

Derivatives and

cash collateral

payables

on

derivative
instruments, in

line with the

movement on the

asset side.

Other financial liabilities measured

at amortized cost

and fair
value increased by USD 9.0bn, mainly in Group Treasury,

due to lower netting effects

on securities financing transactions
measured at fair value.

Equity
Equity attributable to shareholders

decreased by USD

3,786m

to USD 56,876m

as of 31 December 2022.

This decrease was mainly driven by net treasury share activity that decreased equity by USD 5,999m. This was mainly due to share repurchases

with an acquisition cost of USD 3,966

m

under our 2022

share repurchase program, repurchases

of
USD 1,637m

under

our

2021

program

and

purchases

of

USD 207m

from

the

market

to

hedge

our

share

delivery
obligations

related

to

employee

share-based

compensation

awards.

In

addition,

distributions

to

shareholders

reduced
equity by USD 1,668m,

reflecting a dividend payment of USD 0.50

per share.
These decreases were partly

offset by total

comprehensive income attributable

to shareholders

of positive USD 3

,149m,
reflecting net

profit of

USD 7,630

m

and negative other

comprehensive income (OCI) of

USD 4,481m. OCI mainly

included
negative cash

flow hedge

OCI of

USD 4,793m,

negative OCI

related to

foreign

currency translation

of USD

525m and
positive OCI related to

own credit on financial

liabilities designated at fair value of

USD 796m. In addition, deferred share-
based compensation awards

of USD 716m

were expensed in the income statement, increasing

share premium.
In the second

quarter of 2022,

we canceled 177,787,273

shares purchased

under our 2021

share repurchas

e

program
from its

inception in

2021 until

18

February 2022,

as approved

by shareholders

at the

2022 Annual

General Meeting.
The cancellation of shares resulted in

reclassifications within equity but had no net effect on our total equity attributable to shareholders.
›

Refer to the “Group

performance”

and “Consolidated

financial statements”

sections of this

report for more information

about OCI
›

Refer to the “Reconciliation

of IFRS equity

to Swiss

SRB common equity

tier 1 capital”

table in this

section for more

information
about the effects of

OCI on common equity

tier 1 capital
›

Refer to “UBS shares”

in this section

for more information

about our share repurchase

programs

Annual Report 2022 |
Risk,   capi tal,   liquidity   and   funding,   and   balance   sheet   |   Balance   sheet   and   off - balance   sheet   156
Liabilities and equity
As of % change from
USD bn 31.12.22 31.12.21 31.12.21
Short-term borrowings
1

41.3

56.2

(27)
Securities financing transactions at amortized cost

4.2

5.5

(24)
Customer deposits

525.1

542.0

(3)
Debt issued designated at fair value and long-term debt

issued measured at amortized cost
2

158.6

169.9

(7)
Trading portfolio
3

29.5

31.7

(7)
Derivatives and cash collateral payables on derivative

instruments

191.3

153.1

25
Brokerage payables

45.1

44.0

2
Other financial liabilities measured at amortized

cost and fair value
4

26.6

17.6

51
Non-financial liabilities and financial liabilities related to unit

-linked investment contracts

25.5

36.1

(29)
Total liabilities

1,047.1

1,056.2

(1)
Share capital

0.3

0.3

(6)
Share premium

13.5

15.9

(15)
Treasury shares

(6.9)

(4.7)

47
Retained earnings

50.0

43.9

14
Other comprehensive income
5

(0.1)

5.2

(102)
Total equity attributable to

shareholders

56.9

60.7

(6)
Equity attributable to non-controlling interests

0.3

0.3

1
Total equity

57.2

61.0

(6)
Total liabilities and

equity

1,104.4

1,117.2

(1)
1 Consists

of short-term

debt issued

measured at

amortized cost

and amounts

due to

banks.

2 The

classification

of debt

issued

measured at

amortized cost

into short

-term and

long-term is

based on

original
contractual maturity and therefore long-

term debt also includes debt with a remaining time to maturity of less than one year. This classification

does not consider any early redemption features.

3 Consists of financial
liabilities at fair value

held for trading.

4 Consists of other financial

liabilities measured

at amortized cost and

other financial liabilities

designated at fair

value, but excl

udes financial liabilities

related to unit-linked
investment contracts.

5
Excludes other comprehensive

income related to

defined benefit plans and own credit,

which is recorded directly

in Retained e
arnings.

Annual Report 2022 |
Risk,   capi tal,   liquidity   and   funding,   and   balance   sheet   |   Balance   sheet   and   off - balance   sheet   157
Liabilities by product

and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Short-term borrowings 41.3 56.2 23.3 32.2 3.8 4.3 4.4 6.2
of which: amounts due to banks 11.6 13.1 4.2 3.4 3.7 4.2 1.1 0.8 of which: short-term debt issued
1
29.7 43.1 19.0 28.8 0.1 0.2 3.3 5.3
Securities financing transactions at amortized cost
4.2 5.5
3.6 5.2 0.0 0.0 0.2 0.2
Customer deposits 525.1 542.0 226.6 252.1 198.5 189.7 53.6 54.8 of which: demand deposits 180.8 246.4 47.1 92.3 71.4 70.9 37.3 46.3 of which: retail savings / deposits 149.3 133.3 24.6 11.7 119.0 116.0 5.6 5.5 of which: sweep deposits 69.2 113.9 69.2 113.9 0.0 0.0 0.0 0.0 of which: time deposits 125.7 48.4 85.7 34.2 8.1 2.8 10.6 3.0
Debt issued designated at fair value and long-term debt

issued

measured at amortized cost
2
158.6 169.9 98.4 100.3 16.9 18.4 29.6 35.1
Trading portfolio
3
29.5 31.7 12.1 13.7 0.8 0.9 8.1 6.3
Derivatives and cash collateral payables on derivative

instruments
191.3 153.1
160.4 126.3 3.8 2.1 15.8 15.2
Brokerage payables 45.1 44.0 32.3 32.8 0.4 0.4 3.2 2.8
Other financial liabilities measured at amortized cost

and fair value
4
26.6 17.6
16.3 9.3 1.7 1.5 4.8 3.7
Non-financial liabilities and financial liabilities related to unit

-linked investment
contracts
25.5 36.1 4.7 6.0 1.5 2.4 2.9 3.4
Total liabilities 1,047.1 1,056.2 577.7 577.8 227.6 219.7 122.6 127.8
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

value, but
excludes financial liabilities

related to unit-linked

investment contracts.
Off-balance sheet
In the normal course of

business,

we enter into transactions where, pursuant to IFRS, the maximum contractual exposure may

not

be

recognized

in

whole

or

in

part

on

our

balance

sheet.

These

transactions

include

derivative

instruments,
guarantees,

loan commitments and similar arrangements

.
When we

incur an

obligation

or become

entitled to

an asset

through

these arrangements,

we recognize

them on

the
balance sheet.

It should be

noted that

in certain

instances the amount

recognized on the balance

sheet does not

represent
the full gain or loss potential inherent

in such arrangements.
The

following

paragraphs

provide

more

information

about

certain

off-balance

sheet

arrangements.

Additional

off-
balance sheet

information

is primarily

provided

in Notes

9,

10, 17,

19, 20h,

22

and 28

in the

“Consolidated financial
statements” section of this report, and

in the 31 December 2022

Pillar 3 Report, available under “Pillar 3 disclosures”

at

ubs.com/investors.
Guarantees, loan commitments and

similar arrangements
In the normal course of

business, we issue various forms

of guarantees, commitments to extend

credit, standby and other
letters of credit

to support our

clients, forward starting

transactions, note

issuance

facilities,

and revolving

underwriting
facilities.

With the

exception

of

related

premiums,

generally

these

guarantees

and

similar

obligations

are

kept

as

off-
balance sheet items, unless a

provision to cover probable

losses or expected credit losses

is required.
Guarantees represent irrevocable assurances

that, subject to the satisfying

of certain conditions, we will make payments
if our clients

fail to fulfill

their obligations

to third

parties. As of

31 December 2022,

the net exposure

(i.e., gross

values
less

sub-participations)

from

guarantees

and

similar

instruments

was

USD 20.6

bn,

compared

with

USD 18.9bn

as

of
31 December 2021. The increase of USD 1.7bn reflected higher guarantees issued to corporate clients in Group Treasury.
Fee income from

issuing guarantees

compared with total

net fee and

commission income is

insignificant for both

2022
and 2021.
We also

enter

into

commitments

to extend

credit

in the

form of

credit

lines

available

to secure

the liquidity

needs

of
clients. The majority

of loan

commitments range

in maturity from

one month

to two

years. Committed unconditionally
revocable

credit

lines

are

generally

open-ended.

During

2022,

loan

commitments

and

committed

unconditionally
revocable credit lines

remained broadly

stable. Forward

starting reverse repurchase

agreements increased by

USD 2.4bn
and forward starting repurchase

agreements increased by USD

0.9bn, both predominantly in Group

Treasury.

Annual Report 2022 |
Risk,   capi tal,   liquidity   and   funding,   and   balance   sheet   |   Balance   sheet   and   off - balance   sheet   158
Off-balance sheet
As of % change from
USD bn 31.12.22 31.12.21 31.12.21
Guarantees
1
20.6 18.9 9
Loan commitments
1,2
40.0 39.5 1
Committed unconditionally revocable credit lines 41.4 40.8 1
Forward starting reverse repurchase

agreements
2
3.8 1.4 163
Forward starting repurchase

agreements
2
1.9 1.0 80
1 Guarantees

and Loan

commitments are

shown net

of sub-participations.

2 The

exposures related

to loan commitments,

forward starting

repurchase

and reverse repurchase

agreements

measured at fair

value
through profit or loss are

not included in this table

but are reflected as notional amounts

in “Note 10 Derivative

instruments” in the “Consolidated

financial statements”

section of this report.
If customers

fail to meet

their obligations,

our maximum exposure

to credit

risk is

generally

the contractual

amount

of
these

instruments.

The

risk

is

similar

to

the

risk

involved

in

extending

loan

facilities

and

is

subject

to

the

same

risk
management

and

control

framework.

In

2022,

we

recognized

net

credit

loss

releases

of

USD 3m

related

to

loan
commitments,

guarantees

and other

credit facilities

in the

scope of

expected credit

loss measurement,

compared

with
net credit

loss releases

of USD 46m

in 2021.

Provisions recognized

for guarantees,

loan

commitments and

other credit
facilities in

the scope

of expected

credit loss

measurement

were USD

201m

as of

31 December

2022,

compared

with
USD 196m as of 31

December 2021.
›

Refer to “Note

9 Financial

assets

at amortized

cost and

other

positions

in scope

of expected

credit

loss measurement”

and “Note 19
Expected

credit loss

measurement”

in the “Consolidated

financial

statements”

section of this

report for more information

about
provisions for expected

credit losses
For

certain

obligations,

we

enter

into

partial

sub-participations

to

mitigate

various

risks

from

guarantees

and

loan
commitments.

A

sub-participation

is

an agreement

by

another

party to

take

a

share

of

the

loss in

the

event

that

the
obligation

is

not

fulfilled

by

the

obligor

and,

where

applicable,

to

fund

a

part

of

the

credit

facility.

We

retain

the
contractual

relationship

with

the

obligor,

and

the sub

-participant has

only

an indirect

relationship.

Generally,

we

only
enter into

sub-participation agreements

with banks

to which

we ascribe

a credit

rating equal

to or

better than

that of
the obligor.
We

also provide representations,

warranties and indemnifications to third

parties in the normal course of business.
Support provided to non

-consolidated investment funds
In 2022,

the Group

did not provide

material support, financial

or otherwise,

to unconsolidated

investment funds

when
the Group was not

contractually obligated to do so

,

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
loss due to such obligations

to be remote.
Deposit insurance
Swiss banking

law and

the deposit

insurance system

require

Swiss banks

and securities

dealers to

jointly guarantee

an
amount

of

up

to

CHF 6bn

for

privileged

client

deposits

in

the

event

that

a

Swiss

bank

or

securities

dealer

becomes
insolvent. As

of 31 December

2022,

FINMA estimates our

share

in the deposit

insurance system

to be

CHF 0.9bn.

This
represents a

contingent payment obligation

and exposes us

to additional risk.

As of 31 December

2022, we considered
the probability of a material loss

from our obligations to be

remote.
UBS is

also subject to,

or is a

member of, other

deposit protection

schemes in other

countries. However,

no contingent
payment obligation existed as of 31

December 2022 from any other material scheme.
Material cash requirements
The Group’s material

cash requirements as of

31 December 2022

are represented

by the residual

contractual maturities
for non-derivative and

non-trading financial

liabilities included

in the table

presented in

“Note 23b

Maturity analysis of
financial liabilities on an undiscounted

basis”

in the “Consolidated financial

statements” section

of this report. Included
in the table are debt issued designated at fair value (USD 83.4bn)

and long-term debt issued measured at amortized cost
(USD 103.7bn). The

amounts represent estimated future interest

and principal payments

on an undiscounted basis.
In the normal

course of business,

we also issue or

enter into various forms

of guarantees, loan

commitments and other
similar arrangements that may result in an outflow

of cash in the future. The maturity profile of these obligations,

which
are

presented off

-balance sheet,

are

included in

“Note 23b

Maturity analysis

of financial

liabilities on

an undiscounted
basis”

in the “Consolidated financial statements”

section of this report.
›

Refer to “Guarantees,

loan commitments

and similar arrangements”

in this section

for more information

Annual Report 2022 |
Risk,   capi tal,   liquidity   and   funding,   and   balance   sheet   |   Balance   sheet   and   off - balance   sheet   159
Cash flows
As a global financial institution, our cash flows are complex and often may bear little relation to our net earnings and net
assets. Consequently,

we believe

that

a

traditional

cash

flow analysis

is

less

meaningful

when

evaluating our

liquidity
position

than

the

liquidity,

funding

and

capital

management

frameworks

and

measures

described

elsewhere

in

this
section.
›

Refer to the “Liquidity

and funding management”

section of this

report for more information
Cash and cash equivalents
As of

31

December 2022,

cash and

cash equivalents

totaled USD

195.3bn,

a decrease

of USD

12.6bn

compared

with
31 December

2021,

driven

by

net

cash

outflows

from

investing

and

financing

activities,

as

well

as

negative

foreign
exchange effects,

largely reflecting

appreciation

of the

US dollar

against the

yen, euro

and Swiss

franc in

2022.

These
effects were partly offset by

net cash inflows from operating

activities.

Operating activities
Net

cash

inflows

from

operating

activities

were

USD 14.6bn

in

2022,

compared

with

USD 31.4bn

in

2021.

The

net
operating

cash

flow,

before

changes

in

operating

assets

and

liabilities

and

income

taxes

paid,

was

an

outflow

of
USD 2.0bn. Changes

in operating assets

and liabilities resulted

in net cash

inflows of USD

16.6bn, mainly driven

by net
inflows of USD

8.0bn from financial assets and liabilities

at fair value held for

trading and derivative financial instruments,
USD 6.0bn from brokerage receivables and

payables, USD 5.7bn from financial assets and liabilities at fair value not held for

trading

and

other

financial

assets

and

liabilities,

as

well

as

USD 4.4bn

from

securities

financing

transactions

at
amortized cost. These

inflows were

partly offset by

a net outflow

from loans

and advances to customers

and customer
deposits of USD 5.2bn and

income tax paid

of USD 1.6bn.
Investing activities
Investing activities resulted

in a net

cash outflow

of USD 12.4bn

in 2022, compared

with USD 2.1bn

in 2021, primarily
related to a cash outflow of USD

12.0bn from net purchases

of debt securities measured

at amortized cost.
Financing activities
Financing activities

resulted in a

net cash outflow of

USD 9.1bn in 2022,

compared with an inflow

of USD 10.3bn in 2021,
mainly due to

net repayment of short-term

debt of USD

12.2bn, net cash

used to repurchase

treasury shares of USD

6.0bn
and

a

dividend distribution

to

shareholders of

USD 1.7bn.

This outflow

was

partly offset

by

net

issuance proceeds

of
USD 11.4bn from debt designated

at fair value and long-term

debt measured at amortized

cost.

›

Refer to “Primary

financial statements

and share information”

in the “Consolidated

financial statements”

section of this

report for
more information about

cash flows

Statement of cash flows

(condensed)
For the year ended
USD bn 31.12.22 31.12.21
Net cash flow from / (used in) operating activities 14.6 31.4
Net cash flow from / (used in) investing activities (12.4) (2.1)
Net cash flow from / (used in) financing activities (9.1) 10.3
Effects of exchange rate differences on cash and

cash equivalents

(5.7) (5.3)
Net increase / (decrease) in cash

and cash equivalents

(12.6) 34.3
Cash and cash equivalents at the end

of the year

195.3 207.9

Currency management
Strategy, objectives

and governance
Group Treasury

focuses on three main areas of currency risk management: (i)

currency-matched funding

and investment
of non-US-dollar assets and liabilities; (ii) sell-down of foreign currency

International Financial Reporting Standards profits
and

losses;

and

(iii) selective

hedging

of

anticipated

non-US-dollar

profits

and

losses

to

further mitigate

the

effect

of
structural

imbalances

in

the

balance

sheet.

Group

Treasury

also

manages

structural

currency

composition

at

the
consolidated Group level.
Currency-matched funding and

investment of non-US-dollar

assets and liabilities
For monetary

balance sheet

items and

other investments,

as far

as is

practical and

efficient, we

follow the

principle of
matching the currencies of

our assets and

liabilities for funding

purposes. This avoids

profits and losses

arising from

the
translation of non

-US-dollar assets and liabilities.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   Currency   management   160
Net investment hedge accounting is applied to non-US-dollar core investments to balance the effect of foreign exchange movements on both common equity tier

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
Sell-down of non-US-dollar reported

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
with a

functional currency

other than

the US

dollar are

integrated

and

managed

as part

of our

net investment

hedge
accounting program.
Hedging of anticipated non

-US-dollar profits and losses
The

Group

Asset

and

Liability

Committee

may

at

any

time

instruct

Group

Treasury

to

execute

hedges

to

protect
anticipated

future

profits

and

losses

in

foreign

currencies

against

possible

adverse

trends

of

foreign

exchange

rates.
Although intended to hedge future earnings, these

transactions are accounted for as

open currency positions and subject
to internal market risk limits for value-at-

risk and stress loss limits.
Dividend distribution
UBS

Group

AG

declare
s
dividends

in

US

dollars.

Shareholders
holding
shares

through
the SIX
Swiss

Exchange
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

31 December

2022,

IFRS

equity

attributable to

shareholders amounted

to

USD
56,876
m,

represented by
3,524,635,722

shares issued. Shares

issued decreased by
177,787,273

shares in

2022 as

the shares acquired

under the
2021 share

repurchase program from

its inception in 2021

until 18 February 2022 were

canceled by means

of a

capital
reduction, as approved by

shareholders at the

2022

Annual General Meeting

(the AGM).
Each share has a nominal value of CHF
0.10
, carries one vote if entered into the share register as

having the right to vote,
and also entitles the holder

to a proportionate share

of distributed dividends.

All shares are fully

paid up. As the Articles

of
Association of

UBS Group AG indicate,

there are

no other classes

of shares and no preferential

rights for shareholders.
▲

›

Refer to “Share information

and earnings per

share” in the “Consolidated

financial statements”

section of this report

for more
information about the

planned conversion

of our share capital

nominal currency

in 2023
›

Refer to the “Corporate

governance”

section of this

report for more information

about UBS shares

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   UBS   shares   161
UBS Group share

information
As of or for the year ended % change from
31.12.22 31.12.21 31.12.21
Shares issued 3,524,635,722 3,702,422,995 (5)
Treasury shares
1
416,909,010 302,815,328 38
of which: related to share repurchase program 2021 62,548,000 152,596,273 (59)
of which: related to share repurchase program 2022 233,901,950
Shares outstanding 3,107,726,712 3,399,607,667 (9)
Basic earnings per share (USD)
2
2.34 2.14 9
Basic earnings per share (CHF)
3
2.23 1.96 14
Diluted earnings per share (USD)
2
2.25 2.06 9
Diluted earnings per share (CHF)
3
2.14 1.88 14
Equity attributable to shareholders (USD m) 56,876 60,662 (6)
Less: goodwill and intangible assets (USD m) 6,267 6,378 (2)
Tangible equity attributable to

shareholders (USD m)
50,609 54,283 (7)
Ordinary cash dividends per share (USD)
4,5
0.55 0.50 10
Total book value per share (USD) 18.30 17.84 3
Tangible book value per

share (USD)
16.28 15.97 2
Share price (USD)
6
18.61 18.01 3
Market capitalization (USD m) 57,848 61,230 (6)
1 Based on a settlement

date view.

2 Refer to “Share information

and earnings per share”

in the “Consolidated financial

statements” section of this

report for more information.

3 Basic and diluted earnings

per
share in Swiss

francs

are calculated

based on

a translation

of net profit

/ (loss)

under our

US dollar

presentation currency.

4 Dividends

and /

or distributions

out of the

capital contribution

reserve are

normally
approved and paid in the year subsequent

to the reporting period.

5 Refer to “Statement

of proposed appropriation

of total profit and dividend

distribution out of total profit and capital

contribution reserve” in the
“Standalone financial

statements” section

of this report for

more information.

6 Represents the

share price as

listed on t

he SIX Swiss Exchange,

translated to

US dollars

using the closing exchange

rate as of

the
respective date.
Holding of UBS Group AG shares

Group Treasury

holds UBS Group

AG shares to hedge

future share delivery obligations

related to employee share

-based
compensation awards, and also holds shares purchased under share repurchase programs. As of 31 December 2022, we
held a total of 416,909,010

treasury shares (31 December 2021:

302,815,328).
Our 2021 share repurchase program was concluded on 29

March 2022 with the purchase of an additional 87.7m shares
in 2022 for an acquisition cost of

USD 1,637m

(CHF 1,516m). The 177.8m shares

repurchased under this program from
its inception

until 18 February

2022

for a total

acquisition cost

of USD 3,022

m

(CHF 2,775m) were

canceled by

means
of a

capital reduction,

as approved

by shareholders

at the

2022

AGM.

We also

intend to

cancel the

remaining

shares
purchased under the 2021

program, subject to shareholder approval

at the 2023 AGM.
On 31 March

2022, we

commenced a new,

2022

share repurchase

program of up

to USD 6bn.

Shares acquired

under
this program totaled 233

.9m

as of 31 December 2022 for a total acquisition cost of USD

3,944m

(CHF 3,808m) and are
intended to be canceled by means

of a capital reduction, pending

approval by shareholders at a future AGM.
Looking ahead, we

intend to commence a new, 2023

repurchase program of up

to USD 6bn over two years

and expect
to execute

more than

USD 5bn

of share

repurchases under

both the

existing, 2022

repurchase

program

and

the new
program in 2023.

Treasury

shares

held

to

hedge

our

share

delivery

obligations

related

to

employee

share-based

compensation

awards
totaled 119m shares as

of 31 December 2022

(31 December 2021:

149m). Share delivery

obligations related to employee
share-based

compensation

awards

totaled 178m

shares

as of

31 December 202

2

(31 December 202

1:

175m)

and are
calculated on

the basis

of undistributed

notional share

awards, taking

applicable performance conditions

into account.
Treasury shares held are delivered to employees

at exercise

or vesting. As of

31 December 2022, up to 122m UBS

Group
AG

shares

(31 December

2021:

122m)

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

The

table

below

outlines

the

market

purchases

of

UBS Group

AG

shares

by

Group

Treasury.

It

does

not

include

the
activities of the Investment Bank.

Annual Report 2022 |
Risk,   capital,   liquidity   and   funding,   and   balance   sheet   |   UBS   shares   162
Treasury

share purchases
Share repurchase programs
1
Other treasury shares purchased
2
Month of
purchase
3
Number of shares
Average price
in USD
Remaining volume of
2021 share repurchase
program in CHF m
at month-end
Remaining volume of
2021 share repurchase
program in USD m
at month-end
4
Remaining volume of
2022 share repurchase
program in USD m
at month-end Number of shares
Average price in
USD
January 2022 1,706 1,843
February 2022 38,231,000 20.05 999 1,089
March 2022 51,928,000 17.68 190
5
205
5
5,952
April 2022 29,420,000 18.14 5,418
May 2022 31,670,000 17.65 4,859
June 2022 32,124,500 16.78 4,320
July 2022 32,152,000 15.83 3,811
August 2022 18,284,450 16.41 3,511
September 2022 14,114,500 15.23 3,296 12,510,000 16.52
October 2022 30,526,500 15.15 2,833
November 2022 23,769,000 17.70 2,413
December 2022 20,571,000 18.40 2,034
1 In February 2021,

UBS initiated a

share repurchase program

of up to CHF 4bn

and this program

was concluded

on 29 March 2022

.

UBS has an

active share repurchase

program to buy

back up to USD

6bn of its
own shares over the two-year period started in March 2022. The share buybacks were transacted in Swiss francs

on a separate trading line on the SIX Swiss

Exchange.

2 This table excludes purchases

for the purpose
of hedging derivatives linked

to UBS Group AG shares and for

market-making in

UBS Group AG shares. The

table also excludes UBS Group

AG shares purchased

by post-employment benefit

funds for UBS employees,
which are managed

by a board

of UBS mana

gement and employee

representatives in accordance

with Swiss law.

UBS’s post

-employment benefit

funds purchased 1,243,164

UBS Group AG

shares during the

year
and held 14,213,559 UBS Group

AG shares as of

31 December 2022.

3 Based on the transaction

date of the respective

treasury share

purchases.

4 The remaining

volume of the 2021 share

repurchase program
in US dollars was calculated

based on the remaining volume

in Swiss francs and the

respective month-end closing

exchange rate.

5 The 2021

share repurchase program was

concluded on 29 March

2022.

Trading

volumes
For the year ended
1,000 shares 31.12.22 31.12.21 31.12.20
SIX Swiss Exchange total

2,433,051 2,514,259 5,095,908
SIX Swiss Exchange daily average 9,579 9,899 20,222
New York Stock

Exchange total
186,468 137,366 260,681
New York Stock

Exchange daily average
743 545 1,030
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
During 2022, the average daily trading volume of UBS Group AG shares was 9.6m shares on SIX and 0.7m shares on the
NYSE. SIX is

expected to remain

the main venue

for determining the

movement in our

share price,

because of

the high
volume traded on this exchange.
During the hours

in which both

SIX and the

NYSE are simultaneously

open for trading,

price differences between

these
exchanges are

likely to be

arbitraged away

by professional

market-makers.

Accordingly,

the share

price will typically

be
similar between

the two

exchanges when

considering the prevailing

US dollar /

Swiss franc exchange

rate. When SIX

is
closed

for

trading,

globally

traded

volumes

will

typically

be

lower.

However,

the

specialist

firm

making

a

market

in
UBS Group AG shares

on the NYSE

is required

to facilitate

sufficient liquidity and maintain

an orderly

market in

UBS Group
AG shares throughout

normal NYSE trading hours.

Ticker symbols UBS Group

AG
Security identification

codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock

Exchange
UBS UBS UN UBS.N CUSIP CINS H42097 10 7

Annual Report 2022 |
Corporate   governance   and   compensation   163
Corporate governance

and
compensation
Management report

Audited information

according to the Swiss

law and applicable

regulatory
requirements and

guidance
Disclosures

provided

are

in

line

with

the

requirements

of

the

Swiss

Code

of

Obligations

(tables

containing

such
information are marked as “Audited”

throughout this section), as well as other

applicable regulations and

guidance.

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   164
Corporate governance

165
Corporate governance
166
Group structure and shareholders
167
Share capital structure
171
Shareholders’ participation rights
173
Board of Directors
189
Group Executive Board
196
Change of control and defense measures
196
Auditors
198
Information policy

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   165
Corporate governance
UBS Group AG is subject to, and complies with, all relevant Swiss legal and regulatory requirements regarding

corporate
governance, including the SIX Swiss Exchange’s Directive

on Information relating to Corporate Governance (the

SIX Swiss
Exchange Corporate Governance

Directive) and the standards established in

the Swiss Code

of Best

Practice for

Corporate
Governance.

The revised

Swiss Code

of Obligations

entered into

force on

1 January 2023

.

The correspondingly

amended Articles

of
Association of

UBS Group

AG (the

AoA) will

be submitted

to the Annual

General

Meeting (the

AGM) on

5 April 2023
for

approval.

The

implementation

of

resulting

amendments

based

on

the

revised

Swiss

Code

of

Obligations

will

be
reflected in the Annual

Report 2023.
As a foreign company with shares listed on

the New York Stock Exchange (the NYSE), UBS

Group AG also complies with
all relevant corporate governance standards

applicable to foreign private issuers.
The Organization Regulations of

UBS Group AG, adopted by the

Board of Directors (the BoD) based on Art. 716b of the
Swiss Code of Obligations

and Art. 25 and 27 of the AoA,

constitute our primary corporate governance guidelines.

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
is

relevant

only

to

listed

companies

and

therefore

only

applicable

to

UBS Group

AG. This

approach

is

in

line

with

US
Securities and Exchange Commission

(SEC) regulations and

NYSE standards.

›

Refer to the Articles

of Association of

UBS Group AG and

of UBS AG, and

to the Organization

Regulations of

UBS Group AG,
available at ubs.com/governance and ubs.com/ubs-ag-governance,

for more information
›

The SIX Swiss Exchange

Corporate Governance

Directive is available

at

ser-ag.com/content/dam/
serag/downloads/regulation/listing/directives/dcg-en.pdf,

the Swiss Code

of Best Practice

for Corporate Governance

at
economiesuisse.ch/en/publications/swiss-code-best-practice-corporate-governance and the NYSE

rules at
nyseguide.srorules.com/listed-company-manual
Differences from corporate governance

standards relevant

to US-listed companies
The NYSE standards on corporate

governance require foreign private

issuers to disclose

any significant ways in which their
corporate governance

practices differ

from those that

have to be followed

by domestic companies.

The key differences

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

proposals
for a shareholder vote

at the AGM. Under NYSE standards audit committees are responsible for appointing

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

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   166
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

2022,

the

operational

structure

of

the

Group

is

composed

of

the

Global

Wealth

Management,
Personal & Corporate Banking,

Asset Management and Investment Bank business

divisions, as well

as Group Functions.

›

Refer to the
“Our businesses”

section of this

report for more information

about our business

divisions

and Group Functions
›

Refer to
“Financial and operating performance”

and to
“Note 2a Segment reporting”

in the
“Consolidated financial statements”

section of this report

for more information
›

Refer to the
“Our evolution”

section of this

report for more information
Listed and non-listed companies belonging

to the Group
The Group includes

a number of consolidated entities, of

which only UBS Group

AG shares are listed.
UBS Group AG’s registered

office is at Bahnhofstrasse 45, CH

-8001 Zurich, Switzerland. UBS Group AG

shares are listed
on the SIX Swiss Exchange (ISIN:

CH0244767585) and on

the NYSE (CUSIP: H42097107).
›

Refer to
“UBS shares”

in the
“Capital, liquidity and funding, and balance sheet”

section of this

report for information

about UBS
Group AG’s market capitalization

and shares held

by Group entities
›

Refer to
“Note 28 Interests in subsidiaries and other entities”

in the
“Consolidated financial statements”

section of this

report for
more information about

the significant

subsidiaries

of the Group
Significant shareholders
General rules
Under the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities

and Derivatives Trading
of 19 June 2015 (the FMIA), anyone directly, indirectly or acting in concert with third parties holding shares in a company listed in Switzerland or holding derivative

rights related to shares in such

a company directly,

indirectly or in concert with
third parties must notify the company and the SIX Swiss Exchange (SIX) if the holding reaches, falls below or exceeds one of the following percentage thresholds:

3, 5, 10, 15, 20, 25, 33
1
⁄
3
, 50 or 66
2
⁄
3
% of voting rights, regardless of whether

or
not such rights may be

exercised. Nominee companies that cannot autonomously decide how voting rights are exercised
are not required to notify

the company and

SIX if they reach,

exceed or fall

below the aforementioned

thresholds.
Pursuant

to

the

Swiss

Code

of

Obligations,

we

disclose

in

“Note

24

Significant shareholders”

to

the

UBS

Group

AG
standalone financial statements the identity of any shareholder with a holding of more than 5% of the total share capital
of UBS Group AG.
Shareholders subject to FMIA disclosure

notifications
According to the mandatory FMIA

disclosure notifications

filed with UBS Group AG

and SIX, as of 31 December 2022,
the following entities held more than

3% of

the total share capital of UBS

Group AG: BlackRock Inc.,

New York,

which
disclosed a holding of 5.23%

on 29 June 2022; Dodge

& Cox International Stock Fund, San Francisco, which

disclosed
a holding of 3.02% on 28

January 2022; Massachusetts Financial Services Company,

Boston, which disclosed a holding
of 3.01% on 25 June

2021; Artisan Partners Limited Partnership,

Milwaukee, which disclosed a holding

of 3.15% on
18 November 2020; and Norges

Bank, Oslo, which disclosed a holding

of 3.01% on 25

July 2019.

As

registration

in

the

UBS

share

register

is

optional,

the

aforementioned

shareholders

that

crossed

the

indicated
percentage

thresholds and

were required

to notify

their holding

to UBS

and SIX

do not

necessarily appear

in the

table
below, as such table only discloses

registered shareholders.
In

accordance

with

the

FMIA,

the

aforementioned

holdings

are

calculated

in

relation

to

the

total

share

capital

of
UBS Group AG reflected in the AoA

at the time of the respective disclosure notification.

Information

on

disclosures

under

the

FMIA

is

available

at
ser-ag.com/en/resources/notifications-market-
participants/significant-shareholders.html.

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   167
Shareholders registered in

the UBS share register with 3% or more

of the share capital of UBS Group

AG
As a supplement to the mandatory disclosure

requirements according

to the SIX Swiss Exchange Corporate

Governance
Directive, we disclose in the

table below the

shareholders (acting in their

own name or in their capacity

as nominees for
other investors or

beneficial owners)

that were registered

in the UBS

share register

with 3%

or more

of the total

share
capital of UBS Group AG as

of 31 December 2022.

›

Refer to
“Shareholders’ participation rights”

in this section for

more information

about voting

rights, restrictions

and
representation

Audited |

Shareholders registered

in the UBS share

register with

3% or more of the

total share

capital
1
% of share capital 31.12.22 31.12.21 31.12.20
Chase Nominees Ltd., London
2

8.60

8.89

10.39
DTC (Cede & Co.), New York
2,3

7.12

5.78

4.99
Nortrust Nominees Ltd., London
2

4.33

4.80

5.15
1 As registration in

the UBS share register

is optional, shareholders

crossing the threshold

percentages requiring

SIX notification

under the FMIA do

not necessarily appear

in this table.

2 Nominee companies

and
securities clearing

organizations cannot

autonomously

decide how

voting

rights are

exercised and

are therefore

not obligated

to notify

UBS and SIX

if they

reach, exceed

or fall

below the

threshold percentages
requiring disclosure

notification under

the FMIA. Consequently,

they do

not appear in

the “Shareholders

subject to FMIA

disclosure notifications”

section above.

3 DTC (Cede

& Co.), New

York, “The

Depository
Trust Company,”

is a US securities clearing

organization.
Cross-shareholdings
UBS

Group

AG has

no

cross-shareholdings

where

reciprocal ownership

would

be in

excess of

5% of

capital or

voting
rights with any other company.

Share capital structure
Ordinary share capital
At year-end 2022,

UBS Group AG had 3,524,635,722 issued shares

with a nominal value of CHF 0.10 each, equating to
a share capital of CHF 352,463,572.20.

Under Swiss

company law, shareholders

must approve,

in a general

meeting of shareholders,

any increase or

reduction
in the ordinary share capital or the creation

of conditional or authorized share

capital.

In 2022, our shareholders were asked to

approve a reduction of share

capital by way

of canceling 177,787,273 registered
shares repurchased under

the 2021 share buyback program.

In 2022, our shareholders

were not asked to approve the creation of conditional

or authorized share capital.
No

shares

were

issued

out

of

existing

conditional

capital, as

there

were

no

employee

options

and

stock

appreciation
rights outstanding.

Following

revisions to

Swiss Corporate

Law

that are

effective

from 1

January 2023,

the BoD

will propose

at the

2023
AGM that the shareholders approve

the conversion of the share

capital currency of UBS

Group AG from the

Swiss franc
to the US dollar.
›

Refer to
“Share information and earnings per share”

in the
“Consolidated financial statements”

section of this report

for
information about the

conversion of

the share capital

currency

Distribution of UBS shares

As of 31 December 2022 Shareholders registered Shares registered
Number of shares registered Number % Number % of shares issued
1–100 21 641

11.6
1 189 373

0.0
101–1,000 95 818

51.4
45 447 811

1.3
1,001–10,000 62 369

33.4
182 418 473

5.2
10,001–100,000 6 086

3.3
144 786 290

4.1
100,001–1,000,000

512

0.3
149 728 515

4.2
1,000,001–5,000,000

83

0.0
178 206 417

5.1
5,000,001–35,246,357 (1%)

24

0.0
253 068 282

7.2
1–2%

3

0.0
134 680 829

3.8
2–3%

0

0.0

0

0.0
3–4%

0

0.0

0

0.0
4–5%

1

0.0
152 567 310

4.3
Over 5%

2
1

0.0
553 962 520

15.7
Total shares registered 186 539

100.0
1 796 055 820
2

51.0
Shares not registered
3
1 728 579 902

49.0
Total 186 539

100.0
3 524 635 722

100.0
1 On 31 December 2022, Chase Nominees

Ltd., London, entered as a nominee,

was registered with 8.60%

of all UBS shares issued. However,

according to the provisions of UBS

Group AG, voting rights

of nominees
are limited to a maximum of 5% of all UBS shares issued.

The US securities clearing

organization DTC (Cede & Co.), New

York, was

registered with 7.12% of all UBS

shares issued and is not subject to this 5% voting
limit as a securities clearing

organization.

2 Of the total shares registered,

264,874,790 shares

did not carry voting rig

hts.

3 Shares not entered in

the UBS share register

as of 31 December 2022.

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   168
Conditional share capital
At year-end 2022,

the following conditional share

capital was available to UBS Group

AG’s BoD.

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

at the same EGM in 2014

.

›

Refer to article 4a

of the AoA for more

information about

the terms

and conditions of

the issue of shares out

of existing
conditional capital.

The AoA are available

at

ubs.com/governance
›

Refer to the
“Our evolution”

section of this

report for more information

Conditional capital

of UBS Group AG
As of 31 December 2022
Maximum number of shares to
be issued
Year approved by

Extraor-
dinary General Meeting % of shares issued
Employee equity participation plans

121,705,830
2014

3.45
Conversion rights / warrants granted

in connection with bonds

380,000,000
2014

10.78
Total

501,705,830

14.23
Authorized share capital
UBS Group AG had

no authorized capital available to issue on

31 December 2022.
Changes in capital
In

accordance

with

International

Financial

Reporting

Standards

(IFRS),

Group

equity

attributable

to

shareholders

was
USD 56.9bn as of 31 December 2022

(2021: USD 60.7bn; 2020: USD 59.4bn). The

equity of UBS Group

AG shareholders
was represented

by 3,524,635,722

issued shares

as of 31

December 2022

(31 December 2021:

3,702,422,995 shares;
31 December 2020: 3,859,055,395

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
As of 31 December 2022,

1,531,181,030 UBS

Group AG shares

were registered in the share

register and carried voting
rights, 264,874,790

shares were

registered in

the share

register without

voting rights,

and 1,728,579,902

shares were
not registered in the UBS

share register. All shares were fully paid

up and eligible for dividends. There

are no preferential
rights for shareholders, and

no other classes of shares have been

issued by UBS Group AG.

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   169
Shareholders, legal

entities and nominees:

type and geographical

distribution
Shareholders registered
As of 31 December 2022 Number %
Individual shareholders 182 738

98.0
Legal entities 3 646

1.9
Nominees, fiduciaries

155

0.1
Total shares registered 186 539 100.0
Shares not registered
Total 186 539

100.0
Individual shareholders Legal entities Nominees Total
Number % Number % Number % Number %
Americas 1 710

0.9

93

0.1

78

0.0
1 881

1.0
of which: USA 1 235

0.7

52

0.0

75

0.0
1 362

0.7
Asia Pacific 5 008

2.7

93

0.0

9

0.0
5 110

2.7
Europe, Middle East

and Africa
12 068

6.5

243

0.1

40

0.0
12 351

6.6
of which: Germany 3 821

2.0

30

0.0

3

0.0
3 854

2.1
of which: UK 4 563

2.4

8

0.0

7

0.0
4 578

2.5
of which: rest of Europe 3 415

1.8

201

0.0

29

0.0
3 645

2.0
of which: Middle East and Africa

269

0.1

4

0.0

1

0.0

274

0.1
Switzerland 163 952

87.9
3 217

1.7

28

0.0
167 197

89.6
Total shares registered
Shares not registered
Total 182 738

98.0
3 646

1.9

155

0.1
186 539

100.0

At year-end

2022,

UBS owned

416,909,010 UBS

Group AG

registered

shares,

which corresponded

to 11.83%

of the
total share

capital of

UBS

Group

AG. At

the same

time, UBS

had

acquisition positions

relating to

440,347,367

voting
rights of

UBS Group AG and

disposal positions relating

to 182,025,794 such rights, corresponding to

12.49%

and 5.16%
of the total voting

rights of UBS Group

AG, respectively.

Of the disposal positions,

177,610,490 related

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

UBS Group AG shares

at market value and receive, at
no

additional

cost, one

notional

UBS Group

AG share

for every

three shares

purchased.

Additional

shares

vest after

a
maximum

of

three

years,

provided

the

employee

remains

employed

by

UBS

and

has

retained

the

purchased

shares
throughout

the

holding

period.

The

Equity Ownership

Plan

(the

EOP)

is

a

mandatory

deferral

plan

for

all

employees
(except

GEB

members)
with

regulatory
-
driven

deferral

requirements

or

total

compensation

greater

than
USD / CHF 300,000. EOP recipients receive a portion of their deferred performance award in notional shares (or notional
funds for employees in Investment Areas within

Asset Management). GEB members receive the

equity-based Long-Term
Incentive Plan (the LTIP)

instead of the EOP.

Both the EOP and LTIP include

employment conditions and malus conditions
that

allow

the

firm

to

reduce

or

fully

forfeit

unvested

deferred

awards

under

certain

circumstances,

pursuant

to
performance

and

harmful

acts

provisions.

In

addition,

forfeiture

is

triggered

in

cases

where

employment

has

been
terminated for

cause.

Underlining

our emphasis

on

sustainable

performance and

risk

management, and

our focus

on
achieving growth ambitions, LTIP

awards will only vest

if predetermined performance

conditions are met.
On 31 December

2022,

UBS employees

held at least

7.9% of

UBS shares

outstanding

(including approximately

5.05%
in unvested deferred notional shares from our compensation programs).

These figures are based on known shareholding
information from

employee participation

plans, personal holdings

with UBS and

selected individual retirement

plans. At
the end of 2022, at least 25.5% of all employees held UBS shares through the firm’s employee share participation plans.
›

Refer to the
“Compensation”

section of this

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

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   170
Shareholders, legal

entities and nominees:

type and geographical

distribution (continued)
Shares registered
As of 31 December 2022 Number %
Individual shareholders 384 263 314

10.9
Legal entities 490 864 772

13.9
Nominees, fiduciaries 920 927 734

26.1
Total shares registered 1 796 055 820

51.0
Shares not registered 1 728 579 902

49.0
Total 3 524 635 722

100.0
Individual shareholders Legal entities Nominees Total
Number of shares % Number of shares % Number of shares % Number of shares %
Americas 2 427 163

0.1
29 166 035

0.8
342 441 815

9.7
374 035 013

10.6
of which: USA 935 175

0.0
21 746 373

0.6
342 247 810

9.7
364 929 358

10.4
Asia Pacific 19 829 362

0.6
12 908 549

0.4
7 244 419

0.2
39 982 330

1.1
Europe, Middle East

and Africa
42 154 279

1.2
72 455 397

2.1
557 324 269

15.8
671 933 945

19.1
of which: Germany 11 365 680

0.3
1 841 712

0.1
11 597 965

0.4
24 805 357

0.7
of which: UK 19 125 762

0.5
280 984

0.0
517 282 579

14.7
536 689 325

15.2
of which: rest of Europe 10 608 646

0.3
31 497 076

0.9
28 310 742

0.8
70 416 464

2.0
of which: Middle East and Africa 1 054 191

0.0
38 835 625

1.1
132 983

0.0
40 022 799

1.1
Switzerland 319 852 510

9.1
376 334 791

10.7
13 917 231

0.4
710 104 532

20.1
Total shares registered 384 263 314

10.9
490 864 772

13.9
920 927 734

26.1
1 796 055 820

51.0
Shares

not registered

0

0

0
1 728 579 902

49.0
Total 384 263 314

10.9
490 864 772

13.9
920 927 734

26.1
3 524 635 722

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

At the

2023

AGM, the

BoD

is propos

ing to

shareholders

for approval

a dividend

of USD 0.55

per share

for the

2022
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
Provided that the proposed dividend

distribution out of retained earnings and out

of the capital contribution reserve will
be approved at the AGM on 5

April 2023,

the payment of USD 0.55 per share will be made on 14

April 2023

to holders
of shares

on the record

date 13 April

2023.

The shares will

be traded

ex-dividend as

of 12 April 202

3

and, accordingly,
the last day on which the shares

may be traded with entitlement to receive

the dividend will be 11

April 2023.

In

February 202

2,

the

BoD

announced

a new

two-year share

buyback

program.

At

the

2022

AGM,

the

shareholders
authorized the BoD to buy

back shares for cancellation purposes in

an aggregate value of up

to USD 6bn

until the 2024
AGM. Any

shares bought

back under

the program are

intended to

be canceled by

way of capital

reduction, which

will
be subject

to shareholder

approval at

one or several subsequent

AGMs, and

the acquisition

and holding

of such

shares
are not

subject to

the 10%

threshold

for UBS

Group AG’s

own

shares within

the meaning

of Art.

659

para. 1

of the
Swiss

Code

of

Obligations.

The

2021

share

repurchase

program

was

concluded

on

29 March

2022

with

a

total

of
240,335,273 sha

res repurchased, at

an overall purchase price

of CHF 3.81bn.

A total of 177,787,273

shares purchased
up to 18 February 2022

were canceled in June 2022 upon

approval at the 2022 AGM of UBS

Group AG. The remaining
62,548,000 shares, repurchased

between 21 February 2022 and 29

March 2022, are expected to be canceled by means
of a capital reduction, to be

proposed for shareholder approval at the 202

3

AGM.

Looking ahead,

we intend to

commence a new,

2023 share

repurchase program of

up to

USD 6bn over two

years and
expect to execute

more than

USD 5bn of share

repurchases under both

the existing, 2022 repurchase

program and

the
new program in 2023.
›

Refer to
“UBS shares”

in the
“Capital, liquidity and funding, and balance sheet”

section of this

report for more information

about
the share repurchase programs

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   171
Transferability, voting

rights and nominee registration
We do

not apply

any restrictions

or limitations

on

the transferability

of shares.

Voting

rights may be

exercised without
any

restrictions

by

shareholders

entered

into

the

share

register

if

they

expressly

render

a

declaration

of

beneficial
ownership according to

the provisions of the A

oA.
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

2022,

there

were

no

contingent

capital securities

or

convertible

bonds

outstanding

requiring

the
issuance of new shares.
›

Refer to the
“Capital, liquidity and funding, and balance sheet”

section of this

report for more information

about our outstanding
capital instruments
As

of

31 December

2022,

there

were

no

employee

options

and

stock

appreciation

rights

outstanding.

Option-based
compensation plans are sourced by issuing new shares out of conditional capital.

As of 31 December 2022, 121,705,830
unissued UBS Group AG shares in

conditional share capital were available

for the issuance of new shares for this

purpose.

›

Refer to “
Conditional share capital
” in this section

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

a convenient log

-in and online

voting process. Registered

shareholders are sent

personal invitations

to the
general meetings.

Together

with the invitation

materials, they

receive a

personal one

-time password

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
General

meetings

offer

shareholders

the

opportunity

to

raise

questions

for

the

BoD,

GEB

and

internal

and

external
auditors. During the pandemic,

when the general meetings

2020–2022 had

to be held without the physical attendance
of shareholders, we also

offered all shareholders

the opportunity to contact

us with

questions, which were

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

AoA

or

by

appointing

another
registered shareholder of their choice to vote on their

behalf. Alternatively, registered

shareholders may issue their voting
instructions

to the

independent

proxy electronically

through

our online

voting platform.

Nominee

companies normally
submit the proxy material to the beneficial

owners and forward

the collected votes to

the independent proxy.
›

Refer to article 14

of the AoA, available

at
ubs.com/governance
, for more information

about the issuing

of instructions to
independent voting

right representatives

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   172
Statutory quorums
Motions are decided at

a general meeting

by an absolute majority of

the votes cast, excluding

blank and invalid ballots.
For the

approval of certain

specific issues,

the Swiss

Code of Obligations requires

a positive vote

from a two-thirds majority
of the votes

represented at

the given general

meeting and

from a

majority of

the nominal

value of

shares represented
thereat. Such issues include creating shares

with privileged voting rights, introducing restrictions

on the transferability of
registered shares,

authorizing contingent

capital or a capital band

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

December). In 2023,

the AGM will
take place on 5 April.
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

aggregate minimum nominal

value
of

CHF 62,500

may

submit

proposals

for

matters

to

be

placed

on

the

agenda

for

consideration

at

the

next

general
meeting of shareholders.
At

the

beginning

of

January,

the

invitation

to

submit

such

proposals

is

published

in

the

Swiss

Official

Gazette

of
Commerce and

at
ubs.com/agm.

Requests for items

to be placed

on the agenda

must include the

actual motions to be
put forward, together with a short explanation. Such requests must be submitted to the BoD at least 50 days prior to the
general meeting of shareholders,

including a statement from the depository

bank confirming the number of shares

held
by the

requesting

shareholder(s)

and

that these

shares

are

blocked

from

sale

until

the end

of the

general

meeting of
shareholders. The BoD

formulates opinions on

the proposals, which are published

together with the motions.
Registrations in the share register
The

share

register

of

UBS

Group

AG,

where

around

185,000

shareholders

are directly

registered,

is

an

internal,

non-
public register subject

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
rules

apply

to

our

US

transfer agent

that

operates

the

US

share

register

for

all UBS

Group

AG

shares

in

a

custodian
account in

the US,

where

some 2

55,000

US shareholders

are indirectly

registered

via nominee

companies.

In order

to
determine the voting rights

of each shareholder,

our share register

generally closes two

business days prior to a general
meeting. Our

independent

proxy agent

processes

voting instructions

from shareholders

as long

as technically

possible,
generally also

until two

business days

before

a general

meeting. Such

technical closure

of our

share

register facilitates
the determination

of

the actual

voting rights

of

every shareholder

that

issued

a voting

instruction. Irrespective

of

this
technical closure,

shares

that are

registered

in our

share

register

are

never

immobilized

and

are freely

tradable at

any
time, irrespective of any issued

voting instructions.
›

Refer to article 5 of

our AoA, available

at
ubs.com/governance
, for more information

about the general

rules for entry

into our
Swiss share register

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   173
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
Members of the Board of Directors
At the AGM on 6 April 2022, Jeremy

Anderson, Claudia Böckstiegel, William C. Dudley, Patrick Firmenich, Fred Hu, Mark
Hughes,

Nathalie Rachou,

Julie G. Richardson,

Dieter Wemmer and

Jeanette Wong

were re-elected

as members

of the
BoD. The Chairman, Axel A.

Weber,

and Reto Francioni did not

stand for re-election;

the biographies of Mr.

Weber and
Mr. Francioni

can be found on

pages 194 and 197 of the

UBS Group AG Annual

Report 2021, available under “Annual
reporting”

at
ubs.com/investors
.

Colm

Kelleher

and

Lukas

Gähwiler

were

elected

for

their

first

terms,

as

the

new
Chairman and a new Board member,

respectively.

At that same AGM, Julie G. Richardson, Dieter Wemmer and Jeanette
Wong were

re-elected as

members of

the Compensation

Committee. ADB

Altorfer Duss

& Beilstein AG

was re-elected
as independent

proxy agent.

Following their

election, the BoD

appointed Lukas Gähwiler

as Vice Chairman

and Jeremy
Anderson as Senior

Independent Director of UBS Group

AG.
Article 31

of our

AoA

limits the

number

of mandates

that

members of

the BoD

may hold

outside

UBS

Group to

four
mandates in

listed

companies and

five additional

mandates in

non-listed

companies.

Mandates

in companies

that are
controlled by us or that

control us are not subject

to this limitation.

In addition, members of

the BoD may hold

no more
than 10

mandates at UBS’s

request and

10 mandates in

associations, charitable organizations,

foundations,

trusts, and
employee welfare

foundations.

As of

31 December 2022,

no

member of

the BoD

reached the

thresholds described

in
article 31 of our AoA.

The following biographies provide information about

the BoD members who were in office after the 2022 AGM and the
Group Company Secretary. In addition to

information on mandates, the

biographies include information on memberships
or other activities or functions, as required

by the SIX Swiss Exchange Corporate Governance

Directive.
No member of

the BoD currently carries

out or

has carried out

over the past three

years operational management

tasks
within the Group; therefore,

all members of the Board are non

-executive members.
All members of

UBS Group

AG’s BoD

are also members of

UBS AG’s

BoD, and

committee membership

is the same

for
both entities. The Senior Independent

Director function relates only to UBS Group

AG.

In 2022, UBS AG’s BoD had three permanent committees: the

Audit Committee, the Compensation Committee and

the
Risk Committee. In addition

to these, UBS Group

AG also had the Corporate

Culture and Responsibility Committee

and
the Governance and Nominating

Committee as permanent committees.

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   174

Colm Kelleher

Chairman of the Board

of Directors and

non-executive member

of
the Board since 2022
–

Chairperson of the Corporate

Culture and Responsibility

Committee
since 2022
–

Chairperson of the

Governance and

Nominating Committee

since
2022

Nationality:

Irish |
Year of birth:

1957

Colm Kelleher was elected Chairman of UBS in April 2022. He served as
President

of

Morgan

Stanley

until

retiring

from

that

firm

in

2019,
overseeing

both

the

Institutional

Securities

Business

and

Wealth
Management. Before

that, he

was

Co-President and

then

President of
Morgan Stanley Institutional Securities. During the global financial crisis, he held the position of CFO and Co-Head

Corporate Strategy

from 2007
to 2009. Mr.

Kelleher is a

well-respected leader in the

financial services
sector.

His

30-year

career

with

Morgan

Stanley

attests

to

his

solid
leadership experience in banking and

excellent relationships around the
world. He has

a deep understanding

of the global

banking landscape

and
broad banking

experience across

all

the geographic

regions and

major
business areas in which

UBS operates.

Professional experience
2016 – 2019
President, Morgan

Stanley, responsible for Institutional
Securities and

Wealth Management
2011 – 2016
CEO of Morgan

Stanley International,

Morgan Stanley
2013 – 2015
President, Institutional

Securities, Morgan

Stanley
2010 – 2012
Co-President, Institutional

Securities, Morgan

Stanley
2007 – 2009
CFO and Co-Head Corporate

Strategy, Morgan Stanley
2006 – 2007
Head Global Capital

Markets, Morgan

Stanley
2004 – 2006
Co-Head Fixed Income,

Europe, Morgan Stanley
1989 – 2004
Various roles, Morgan Stanley
Education
–

Master’s degree, modern

history, University of Oxford
–

Fellow of the Institute

of Chartered Accountants

in England and
Wales

Listed company

boards
–

Member of the Board

of Norfolk Southern

Corporation (chair

of the
risk and finance committee)

Other activities and

functions
–

Member of the Board

of Directors of the

Bretton Woods Committee
–

Member of the Board

of the Swiss Finance

Council
–

Member of the Board

of Americans for

Oxford
–

Member of the Oxford

Chancellor’s Court

of Benefactors
–

Member of the Advisory

Council of the British

Museum
–

Member of the International

Advisory Council

of the China

Securities
Regulatory Commission
–

Member of the European

Financial Services

Round Table
–

Member of the European

Banking Group
–

Member of the International

Monetary Conference

Key competencies
–

Banking (wealth

management,

asset management,

personal and
corporate banking)

and insurance
–

Investment banking,

capital markets
–

Finance, audit, accounting
–

Risk management,

compliance and

legal

Leadership experience
–

CEO, Chairman

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   175

Lukas Gähwiler

Vice Chairman and

non-executive member

of the Board since

2022

Nationality:

Swiss |
Year of birth:

1965

Lukas Gähwiler brings

a wealth

of industry experience and

an in-depth
understanding of UBS to the Board. He served

as Chairman of the Board
of UBS

Switzerland AG for

five years

and was

a member

of the

Group
Executive

Board

of

UBS

and

President

UBS

Switzerland

from

2010

to
2016, responsible for the private clients, wealth management,

corporate
and

institutional

clients,

investment

banking,

and

asset

management
businesses

in

UBS’s

home

market.

Before

joining

UBS,

Mr.

Gähwiler
worked for Credit Suisse for

over twenty years, his last

role being Chief
Credit Officer,

Global Private and

Corporate Banking. In addition to

his
leadership

and

industry

experience

across

all

parts

of

the

banking
business, his strong connections

and network, particularly

in Switzerland,
are instrumental for

the firm.

Professional experience
2017 – 2022
Chairman of the Board

of Directors of UBS Switzerland

AG
2010 – 2016
Member of the Group

Executive Board, UBS

and President
UBS Switzerland
2003 – 2010
Chief Credit Officer, Global Private

and Corporate
Banking, Credit Suisse
2002 – 2003
Head Credit Risk Management,

Corporate Clients
Switzerland, Credit Suisse
1998 – 2001
Chief of Staff to CEO,

Private and Corporate

Clients,
Credit Suisse
1990 – 1998
Various senior front office roles in Corporate

Clients in
Switzerland and North

America, Credit

Suisse
1981 – 1986
Client Advisor Retail

and Wealth Management,

St.Galler
Kantonalbank

Education
–

Advanced Management

Program, Harvard Business

School
–

MBA program, International

Bankers School,

New York
–

Bachelor’s degree, business

administration, University

of Applied
Sciences, St. Gallen

Non-listed company

boards
–

Vice Chairman of the

Board of Directors of

Pilatus Aircraft Ltd
–

Member of the Board

of Directors of Ringier

AG

Other activities and

functions
–

Vice Chairman of the

Swiss Bankers Association
–

Chairman of the Employers

Association of Banks

in Switzerland
–

Member of the Board

of Directors of the

Swiss Employers Association
–

Member of the Board

of economiesuisse
–

Chairman of the Foundation

Board of the UBS Pension

Fund
–

Member of the Board

of the Swiss Finance

Council
–

Member of the Board

of Trustees of Avenir Suisse

Key competencies
–

Banking (wealth

management,

asset management,

personal and
corporate banking)

and insurance
–

Finance, audit, accounting

–

Risk management,

compliance and

legal
–

Human resources management,

including compensation

Leadership experience
–

CEO, Chairman

Jeremy Anderson

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
–

Trustee of the UK’s Productivity Leadership

Group
–

Trustee of The Kingham Hill Trust
–

Trustee of St. Helen’s Bishopsgate

Key competencies
–

Banking (wealth

management,

asset management,

personal and
corporate banking)

and insurance
–

Finance, audit, accounting
–

Risk management,

compliance and

legal
–

Technology, cybersecurity

Leadership experience
–

Executive board leadership

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   176

Claudia Böckstiegel

Non-executive member

of the Board since

2021

–

Member of the Corporate

Culture and Responsibility

Committee

since 2022

Nationality:

Swiss and German

|
Year of birth:

1964

Claudia

Böckstiegel

has

been

General

Counsel and

a

member

of

the
Enlarged

Executive

Committee of

Roche

Holding

AG

since

2020.

She
started

her

professional

career

as

an

attorney

in

private

practice

in
Germany,

then

joined

the

Swiss

pharmaceutical

company
  Roche   in
Germany

in

2001

and

subsequently held

various

global

management
positions in

the legal

sector in

Switzerland.

Ms. Böckstiegel

brings a

wealth
of know-how in

a highly

regulated sector.

Her responsibilities at

Roche
Holding AG

include a

broad range

of additional topics,

such as

safety,
health and

environment, patents,

audit and

risk advisory, compliance,

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

Other activities and

functions
–

None

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

of New York
2007 – 2009
Executive Vice President

and Head Markets

Group,

Federal Reserve Bank

of New York
2006
Senior advisor (part-time),

Goldman Sachs

Group
2002 – 2005
Partner and Director

US Economic Research

Group,
Goldman Sachs Group
1996 – 2002
Managing Director

and Director US Economic

Research
Group, Goldman Sachs

Group
1983 – 1996
Economist at Goldman

Sachs Group, Morgan

Guaranty
Trust Company, and Board of Governors of

the Federal
Reserve System

Education
–

Bachelor of Arts,

New College of Florida
–

Doctorate, economics,

University of California,

Berkeley

Non-listed company

boards
–

Member of the Board

of Treliant LLC

Other activities and

functions
–

Senior Advisor to

the Griswold Center

for Economic

Policy Studies,
Princeton University
–

Member of the Group

of Thirty
–

Member of the Council

on Foreign Relations
–

Chairman of the Bretton

Woods Committee Board

of Directors
–

Member of the Board

of the Council for

Economic Education
–

Opinion writer and consultant

to Bloomberg Economics,

Bloomberg

Key competencies
–

Investment banking,

capital markets
–

Risk management,

compliance and

legal
–

Regulatory authority, central

bank
–

ESG (environmental,

social and governance)

Leadership experience
–

CEO, Chairman

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   177

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

succeeded

in

transforming

the
organization

to

continuously respond

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

Paris, and

Firmenich Inc, New

York
1993 – 1997
Vice President Fine

Fragrance North

America,

Firmenich Inc, New

York
1990 – 1993
Account Manager, Firmenich

& Cie, Paris
1988 – 1989
Analyst, International

Investment Banking,

Credit Suisse
First Boston
1988
Production administrator, Firmenich

SA de CV, Mexico
1984 – 1986
Attorney, Business Law, Patry, Junet, Simon &

Le Fort,
Geneva

Education
–

Master’s degree, law, University

of Geneva, admitted

to the bar

in Geneva
–

MBA, INSEAD Fontainebleau

Non-listed company

boards
–

Chairman of Firmenich

International SA

–

Member of the Board

of Jacobs Holding

AG

Other activities and

functions
–

Member of the Board

of INSEAD and

INSEAD World Foundation
–

Member of the Advisory

Council of the Swiss

Board Institute

Key competencies
–

Finance, audit, accounting
–

Risk management,

compliance and

legal
–

Human resources management,

including compensation
–

ESG (environmental,

social and governance)

Leadership experience
–

CEO, Chairman

Fred Hu

Non-executive member

of the Board since

2018
–

Member of the Governance

and Nominating

Committee since

2020

Nationality:

Chinese |
Year of birth:

1963

Fred Hu has been the Chairman

and CEO of Primavera

Capital Group, an
Asia-based private investment

firm focused on emerging technology

and
innovative industries, since

founding it in

2010. Prior

to that, he

was a
partner and Chairman

for Greater China

at Goldman Sachs.

Mr. Hu has a
profound

understanding

of

China’s

economy

and

rapidly

developing
financial system, and a vast amount of experience

advising and investing
in leading firms

in the

tech, consumer and health-care

sectors in China
and

globally.

He

has

worked

at

the

IMF

and

advised

the

Chinese
government on economic

policy.

Professional experience
2010 – date
Founder, Chairman and CEO,

Primavera Capital Group,

China
2008 – 2010
Partner and Chairman

of Greater China,

Goldman Sachs
2004 – 2008
Partner and Co-Head,

Investment Banking,

China,
Goldman Sachs
2003 – 2004
Managing Director

and Co-Head, Investment

Banking,
China, Goldman Sachs
2000 – 2003
Managing Director

and Chief Economist

and Strategist,
Greater China, Goldman

Sachs
1996 – date
Co-Director, the National Center

for Economic Research
1996 – date
Adjunct Professor, Economics,

Tsinghua University

Education
–

Master’s degree, engineering

science, Tsinghua University
–

Master’s degree and doctorate,

economics, Harvard

University

Listed company

boards
–

Non-executive Chairman

of the Board of Yum China

Holdings (chair
of the nomination

and governance

committee)
–

Member of the Board

of ICBC

Non-listed company

boards
–

Chairman of Primavera

Capital Ltd

Other activities and

functions
–

Trustee of the China Medical

Board
–

Governor of the

Chinese International

School in Hong Kong

SAR
–

Co-Chairman of the

Nature Conservancy

Asia Pacific Council
–

Member of the Board

of Trustees, the Institute

for Advanced Study
–

Director and member

of the Executive Committee

of China Venture
Capital and Private

Equity Association

Ltd.

Key competencies
–

Investment banking,

capital markets
–

Risk management,

compliance and

legal
–

Technology, cybersecurity
–

Regulatory authority, central

bank

Leadership experience
–

CEO, Chairman

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   178

Mark Hughes

Non-executive member

of the Board since

2020
–

Chairperson of the

Risk Committee since

2020
–

Member of the Corporate

Culture and Responsibility

Committee

since 2020

Nationality:

Canadian, British

and American (US)

|
Year of birth:

1958

Mark Hughes is a highly experienced

professional in the financial

services
sector, having spent more

than 35 years

working for

RBC (the Royal Bank
of Canada)

in Canada, the

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

Executive
Committee, RBC
2013
Deputy Chief Risk

Officer, RBC
2008 – 2013
COO, RBC Capital

Markets, RBC
2001 – 2008
Head of Global Credit,

RBC
1999 – 2001
Head of Debt Products,

RBC
1998 – 1999
Senior Vice President

and General Manager

USA, RBC
1997 – 1998
Senior Vice President Financial

Services, RBC
1982 – 1996
Various positions, RBC

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

Member of the Governance

and Nominating

Committee since

2022
–

Member of the Risk

Committee since

2020

Nationality:

French |
Year of birth:

1957

Nathalie Rachou is a seasoned expert in financial

services, having held a
number of banking positions, such

as CEO of Prime Brokerage and head
of a business

line in Capital

Markets at

Crédit Agricole

Indosuez in

the UK
and in France. In 1999, she founded a London-based

asset management
company that merged with a

French asset manager and continued as a
senior

adviser

until

2020.

Alongside

these

roles,

Ms.

Rachou

brings
extensive experience

from serving

as a board

member of

Société

Générale
for 12 years and

is currently

on the boards of

two other listed

companies,
including the pan-European

bourse, Euronext

N.V.

Professional experience
2015 – 2020
Senior Advisor, Clartan Associés

(formerly Rouvier Associés),

France
1999 – 2014
Founding partner

and CEO,
Topiary Finance Ltd., UK
1996 – 1999
Head of Global Foreign

Exchange and Currency

Options,
Crédit Agricole Indosuez

(formerly Banque

Indosuez), UK
1991 – 1996
Corporate Secretary

and Secretary to the

Board of Directors, Crédit Agricole

Indosuez, France
1986 – 1991
COO, Carr Futures, France

(owned by Banque

Indosuez),
Crédit Agricole Indosuez,

France
1983 – 1986
Head of Asset and Liability

Management & Market

Risks,
Crédit Agricole Indosuez,

France
1978 – 1982
Position in Forex Exchange

Sales, Crédit Agricole

Indosuez,
France and UK

Education
–

Master’s degree, management,

HEC Paris
–

MBA, INSEAD Fontainebleau

Listed company

boards
–

Member of the Board

of Euronext N.V.

(chair of the remuneration

committee)
–

Member of the Board

of Veolia Environnement

SA

(chair of the audit committee)

Non-listed company

boards

–

Member of the Board

of the African

Financial Institutions

Investment
Platform

Key competencies
–

Banking (wealth

management,

asset management,

personal and corporate

banking)

and insurance
–

Investment banking,

capital markets
–

Finance, audit, accounting
–

Risk management,

compliance and

legal

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   179

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

JPMorgan Chase,
where

she

headed

the

telecommunications,

media

and

technology
investment banking group. Later, she moved into private equity, as head of

the New

York

office

of

Providence Equity

Partners. Throughout

her
career,

Ms. Richardson has

spent significant

time with

both incumbent
and new

technology companies, including being

a board

member of a
digital knowledge

management company

and a leading

cloud monitoring
firm.

Professional experience
2012 – 2014
Senior advisor, Providence Equity

Partners, New York
2003 – 2012
Partner and Head of

the New York office,

Providence Equity Partners,

New York
1998 – 2003
Vice Chairman of the

Investment Banking

division of
JPMorgan Chase & Co.

and Head of

its Global
Telecommunications, Media and

Technology group
1986 – 1998
Various positions

at Merrill Lynch, final

position:

Managing Director Media

and Communications
Investment Banking

Education
–

Bachelor’s degree, business

administration, University

of

Wisconsin–Madison

Listed company

boards
–

Member of the Board

of Yext (chair of the audit committee)
–

Member of the Board

of Datadog (chair

of the audit committee)

Non-listed company

boards

–

Member of the Board

of Fivetran
–

Member of the Board

of Coalition,

Inc.

Key competencies
–

Investment banking,

capital markets
–

Risk management, compliance

and legal
–

Human resources management,

including compensation
–

Technology, cybersecurity

Dieter Wemmer

Non-executive member

of the Board since

2016
–

Member of the Audit

Committee since

2019
–

Member of the Compensation

Committee since

2018

Nationality:

Swiss

and German

|
Year of

birth:

1957

Dieter

Wemmer

began

his

highly

successful

career

in

the

insurance

sector

with
the

Zurich

Group

in

1986,

retiring

in

2017

as CFO

of Allianz.

As

a long-serving
CFO

of two

large

multi-national

companies

in the

financial

services

sector,

he
has deep experience across a

broad range of

highly relevant topics. Mr.
Wemmer brings

to the BoD

knowledge

covering accounting,

finance and
audit,

including

capital

markets,

investments

and

risk

management,

as well

as
asset

management.

His know-how

includes

hands-on

experience

in mergers
and acquisitions,

and management

of large organizations

with a focus on
strategy.

Professional experience
2013 –

2017
CFO, Allianz SE
2012 –

2013
Member of the Board

of Management,

responsible for the
insurance business

in France, Benelux,

Italy, Greece and
Turkey and for the “Global Property

& Casualty” Center

of
Competence, Allianz

SE
2007 –

2011
CFO, Zurich Insurance

Group
2010 –

2011
Regional Chairman

of Europe, Zurich Insurance

Group
2004 –

2007
CEO of the Europe

General Insurance business

and
member of Zurich’s

Group Executive Committee,

Zurich
Insurance Group
2003 –

2004
COO of Europe General

Insurance, Zurich Insurance

Group
1999 –

2003
Head of Mergers

and Acquisitions,

Zurich Insurance

Group
1997 –

1999
Head of Financial

Controlling, Zurich Insurance

Group

Education
–

Master’s degree and doctorate,

mathematics,

University of Cologne

Listed company

boards
–

Member of the Board

of Ørsted A/S

(chair of the audit

and risk committee)

Non-listed company

boards
–

Chairman of Marco Capital

Holdings Limited,

Malta and subsidiaries

Other activities and

functions
–

Member of the Berlin

Center of Corporate

Governance

Key competencies
–

Banking (wealth

management,

asset management,

personal and corporate

banking)

and insurance
–

Investment banking,

capital markets
–

Finance, audit, accounting
–

Risk management,

compliance and

legal

Leadership experience
–

Executive board leadership

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   180

Jeanette Wong

Non-executive member

of the Board since

2019
–

Member of the Compensation

Committee since

2020
–

Member of the Audit

Committee since

2019

Nationality:

Singaporean |
Year of birth:

1960

Jeanette Wong

has

spent more

than 30

years working

in the

financial
sector in Singapore. She

retired from DBS Group in 2019,

where she was
Group Executive responsible

for the institutional

banking business,

a post
that

encompassed

corporate

banking,

global

transaction

services,
strategic advisory,

and mergers

and acquisitions. Prior

to that, she

held
the position of CFO

at DBS Bank. During a 16-year

career with JPMorgan
Chase, Ms.

Wong helped

build

up its

Asia

and emerging

markets

business.
She brings extensive experience from serving as a

member of the board
of directors of two high-value

listed companies.

Professional experience
2008 – 2019
Group Executive institutional

banking business,

DBS Bank, Singapore
2003 – 2008
CFO, DBS Bank, Singapore
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
2006 to 2015.

Professional experience
2017 – date
Group Company Secretary

of UBS Group AG

and Company Secretary

of UBS AG
2015 – 2016
Chief of Staff to the Chairman

of the Board of
Directors, UBS
2006 – 2015
COO, Group Internal

Audit, UBS
2005 – 2006
Head Global Reporting

& Controlling,

Global Asset Management,

UBS
2002 – 2004
Head Management

Support CEO EMEA,

Global Asset Management,

UBS
1998 – 2002
COO EMEA, Global

Asset Management,

UBS
1979 – 1997
Various positions, Union

Bank of Switzerland

Education
–

Swiss Federal Diploma

as a Business Analyst
–

MBA, INSEAD Fontainebleau

Annual Report 2022 |
Corporate   governan ce   and   compensation   |   Corporate   governance   181
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

circumstances, the BoD
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

and its committees.
Pursuant to the AoA and the Organization Regulations,

the BoD meets as often as business requires, but it must meet at least six times a year. During

the height of the COVID-19 pandemic, BoD

meetings were mainly organized as video calls,
with few exceptions. Based on the experiences during the

pandemic, the BoD decided to adopt a split

approach for 2022
and going

forward. In 2022

,

half of the

meetings were

held in

person.

During 2022,

a total of

31

BoD meetings

were
held, 15

of which were attended by GEB

members. Average participation

in the BoD

meetings was 9

8%. In addition to
the

BoD

meetings

attended

by

GEB

members,

the

Group

CEO

regularly

attended

some

of

the

meetings

of

the

BoD
without the participation of other GEB members.

The meetings had an average duration of 95 minutes and covered both
UBS Group AG an

d

UBS AG. Additionally, six ad hoc

calls were held. The BoD

held a two-day strategy workshop,

which
included deep dives on each

business division and geographical region, and

focused on the execution

against the strategy
defined in 2021. A

separate one-day strategy deep dive was held

with a specific focus on

the Asia Pacific region.

At the BoD

meetings, each

committee Chairperson

provides the

BoD with

an update

on current

activities of

his or

her
committee and important committee issues.

In 2022

,

four UBS AG

BoD meetings

were held

with members of

the Executive

Board in

attendance. These

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

and
that

these

are

addressed

professionally

and

in great

depth.

It further

found

that

the BoD

members are

independent,
highly committed

and

of the

highest

integrity,

and

that the

Chairman

provides

effective leadership

and

direction. The
review emphasized that the cooperation

between the BoD and

the GEB is

based on mutual trust,

respect and constructive
dialogue. The mix of expertise in the

BoD is broad-based and the quality of BoD members is high. The BoD and GEB have responded well to the economic environment, including successfully managing the firm through the COVID-19 pandemic
and

other significant

challenges,

while maintaining

an appropriate

focus on

control

and

regulatory issues.

The review
highlighted

the successful CEO transition

and onboarding

,

and the well-planned

and professionally

executed Chairman
succession process. No significant weaknesses were identified in the review;

maintaining a balanced agenda that

provides
sufficient room for each business

performance, strategic review and

growth initiatives

was the main area recommended
for further focus. In spring

2023, the performance assessment will be

conducted in-house

with a lengthy questionnaire.

BoD committees
The committees listed below assist the

BoD in fulfilling the

performance of its

responsibilities. These committees and their
charters are described in our

Organization Regulations, available at
ubs.com/governance.

The committees meet as often
as their business requires, but no less than four times

a year in the case of the

Audit Committee, the Risk Committee and
the Compensation

Committee, and

no

less than

twice

a

year in

the

case of

the Corporate

Culture

and

Responsibility
Committee (the

CCRC) and

the Governance and

Nominating Committee.

Topics

of common interest or

affecting

more
than one committee are discussed

at joint committee meetings.

Annual Report 2022 |
Corporate   governan ce   and   compensation   |   Corporate   governance   182
During 2022, a total of eight joint

committee meetings were held for UBS Group AG (five

joint committee meetings were
held

simultaneously

for

UBS

AG).

The Audit

Committee met

four

times with

the

Risk

Committee

and

twice with

the
CCRC.

The Risk Committee met once with the CCRC

and once with the Compensation

Committee.

Board of Directors
Members in 2022
Meeting attendance
without GEB
3
Meeting attendance
with GEB Key responsibilities include:
Axel A. Weber,

Chairman
1
2/2 100% 2/2 100%
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
Colm Kelleher,

Chairman
2

14/14 100% 13/13 100%
Lukas Gähwiler
2
14/14 100% 13/13 100%
Jeremy Anderson 16/16 100% 15/15 100%
Claudia Böckstiegel 16/16 100% 15/15 100%
William C. Dudley 16/16 100% 15/15 100%
Patrick Firmenich 16/16 100% 15/15 100%
Reto Francioni
1
2/2 100% 2/2 100%
Fred Hu 14/16 88% 14/15 93%
Mark Hughes 16/16 100% 15/15 100%
Nathalie Rachou 16/16 100% 15/15 100%
Julie G. Richardson 15/16 94% 15/15 100%
Dieter Wemmer 15/16 94% 15/15 100%
Jeanette Wong 16/16 100% 15/15 100%
1

Axel A. Weber and Reto Francioni

did not stand for re-election at the 2022

AGM; indicated are their attended

and total meetings up to the 2022

AGM.

2

Colm Kelleher was elected as Chairman

and Lukas Gähwiler
to the Board at the 2022 AGM;

indicated are their attended

and total meetings

after their election.

3

Additionally, six calls took

place in 2022.

Audit Committee
Throughout

2022,

the Audit

Committee consisted

of four

independent

BoD members.

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

2022,

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
During 2022,

the Audit Committee

held 12

committee meetings, with

a participation

rate of 100%.

The meetings

had
an average duration of approximately 13

5

minutes and covered both

UBS Group AG and

UBS AG. Additional attendees
included the

Group CFO, the

Group Controller and

Chief Accounting Officer,

the Head Group

Internal Audit

(GIA),

and
the external

auditors. The

Chairman of

the BoD,

the Vice Chairman

and the

Group CEO

attended most

meetings. The
Chairperson and the

committee continued to maintain regular contact with

core supervisory authorities.

Audit Committee
Members

in 2022
Meeting attendance

Key responsibilities include:
Jeremy Anderson (Chairperson) 12/12 100%
The function of the Audit Committee

is to support the Board in fulfilling its

oversight duty relating
to financial reporting and

internal controls over financial reporting,

the effectiveness of the
external and internal audit functions, and the effectivene

ss of whistleblowing procedures.
Management is responsible

for the preparation, presentation and

integrity of the financial
statements, while the external auditors

are responsible for auditing

financial statements. The Audit
Committee’s responsibility

is one of oversight and review.
›

Refer to the Organization Regulations

of UBS Group AG,

available at ubs.com/governance,

for more information
Patrick Firmenich 12/12
100%

Dieter Wemmer 12/12 100%
Jeanette Wong 12/12 100%
.

Annual Report 2022 |
Corporate   governan ce   and   compensation   |   Corporate   governance   183
Compensation Committee
In 2022, the Compensation Committee consisted of four independent members before the AGM and three independent members after the AGM. In

addition to the key

responsibilities indicated in the

same table, the Compensation Committee
reviews the compensation disclosures

included in this report.
During 2022,

the Compensation Committee

held eight

meetings, with

a participation rate of

100%. The meetings

had
an average duration of approximately 70 minutes and covered both UBS

Group AG and UBS AG. All meetings were held
in

the

presence

of

the

Chairman

and

the

Group

CEO

and

most

were

attended

by

external

advisors.

In

2022,

the
Chairperson met regularly with core

supervisory authorities.

›

Refer to
“Compensation for the Board of Directors”

in the
“Compensation”

section of this

report for more information

about the
Compensation Committee’s

decision-making

procedures

Compensation Committee
Members in 2022 Meeting attendance
2

Key responsibilities include:
Julie G. Richardson (Chairperson) 8/8 100%
The Compensation Committee is

responsible for:
(i)

supporting the Board in

its duties to set guidelines on compensation and benefits;
(ii)

approving the total

compensation for the Chairman and the non

-independent Board members;
(iii) proposing, upon proposal

of the Chairman, financial and non

-financial performance targets
and objectives for the Group CEO

for approval by the Board and

reviewing,
upon the proposal
of the Group CEO, the performance

framework for the other GEB memb
ers;
(iv) proposing, upon proposal

of the Chairman, the Group CEO’s

performance assessment for
approval by the Board,

as well as informing the Board of

the performance assessments of
all GEB members, including

the Group CEO;
(v) proposing, upon proposal
of the Chairman, the total compensation

for the Group CEO for
approval by the Board;

and
(vi)

proposing, upon proposal

of the Group CEO, the individual

total compensation for the other
GEB members for approval

by the Board.
›

Refer to the Organization Regulations

of UBS Group AG,

available at ubs.com/governance,

for more information
Reto Francioni
1
2/2 100%
Dieter Wemmer 8/8 100%
Jeanette Wong 8/8 100%
1
Reto Francioni did not stand

for re-election at the 2022

AGM; indicated are his attended

and total meetings

up to the 2022 AGM

2
Additionally, the Compensation

Committee held one ad

hoc call.
Corporate Culture and

Responsibility Committee
In 2022, the CCRC consisted of the Chairperson and four

independent BoD members. The Group CEO, the Group Chief
Risk Officer,

the President

Asset Management

and GEB

Lead for Sustainability

and Impact,

the Group

General Counsel
and

the Chief

Sustainability

Officer

are

permanent

guests

of the

CCRC.

During

2022,

six meetings

were held,

with a
participation rate of 100%. The

average duration of each of the meetings

was approximately 85 minutes.

Corporate Culture and Responsibility

Committee
Members in 2022
Meeting attendance

Key responsibilities include:
Axel A. Weber (Chairperson)
1

2/2 100%
The CCRC supports the Board

in its duties to safeguard and advance

the Group’s reputation for
responsible and sustainable

conduct. Its function is forward-looking

in that it monitors and reviews
societal trends and transformational

developments and assesses their potential

relevance for the
Group.
In undertaking this assessment,

it reviews stakeholder concerns and expectations pertaining

to the
societal performance of

UBS and to the development of its corporate

culture. The CCRC’s function
also encompasses the monitoring

of the current state and implementation of the programs

and
initiatives within the Group

pertaining to corporate culture and

corporate responsibility,

including
sustainability.
›

Refer to the Organization Regulations

of UBS Group AG,

available at ubs.com/governance , for more information
Colm Kelleher (Chairperson)
2
4/4 100%
Claudia Böckstiegel
2
4/4 100%
William C. Dudley 6/6 100%
Patrick Firmenich 6/6 100%
Mark Hughes 6/6 100%
Jeanette Wong
1
2/2 100%
1
Axel A. Weber did not stand for re-election and

Jeannette Wong stepped down from

this committee at the 2022

AGM; indicated are their attended

and total meetings up to

the 2022 AGM.

2

Colm Kelleher became
Chairman and Claudia Böckstiegel

member of this committee;

indicated are their attended

and total meetings after election.

Governance and Nominating

Committee
In

2022,

the

Governance and

Nominating

Committee

consisted

of,

in

addition

to

the

Chairperson,

five independent
members before the

AGM and

three independent members

after the AGM.

During

2022, six

meetings were

held, with
a participation

rate of 100%.

The average duration

of each of

the meetings was

approximately 60

minutes. The

Group
CEO attended meetings as appropriate

.

Annual Report 2022 |
Corporate   governan ce   and   compensation   |   Corporate   governance   184
Governance and Nominating Committee
Members in 2022 Meeting attendance
3
Key responsibilities include:
Axel A. Weber (Chairperson)
1
2/2 100%
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
Colm Kelleher (Chairperson)
2
4/4 100%
Jeremy Anderson 6/6 100%
William C. Dudley
1
2/2 100%
Fred Hu 6/6 100%
Nathalie Rachou
2

4/4 100%
Julie G. Richardson
1
2/2 100%
Dieter Wemmer
1
2/2 100%
1
Axel A. Weber did

not stand for re-election;

William Dudley,

Julie G. Richardson

and Dieter Wemmer

stepped down from

this committee at

the 2022 AGM;

indicated are their

attended and total

meetings up

to the
2022 AGM.

2

Colm Kelleher

became Chairman

and Nathalie

Rachou member

of this

committee; indicated

are their

attended

and total

meetings after

election.

3
Additionally, the

Governance

and Nominating
Committee held one ad hoc call.
Risk Committee
In 2022,

the Risk

Committee consisted

of six

independent

members before

the AGM

and

four independent

members
after the AGM.

During 2022,

the Risk Committee held

12 committee meetings,

with a participation

rate of 100%.

The
average duration

of each of

the meetings was

approximately 145

minutes, covering

both UBS

Group AG

and UBS AG.
The Chairman of the BoD,

the Vice Chairman, the Group CEO, the Group

CFO, the Group Chief Risk

Officer, the

Group
Chief Digital

and

Information Officer

,

the Group

Treasurer,

the Group

Chief Compliance

and

Governance Officer,

the
Group

General Counsel,

the Head

GIA, and

the external auditors

attended

the meetings.

In 2022,

the Chairperson

or
the full committee met with core supervisory

authorities.

Risk Committee
Members in 2022 Meeting attendance Key responsibilities include:
Mark Hughes (Chairperson) 12/12 100%
The function of the Risk Committee

is to oversee and support the Board in fulfilling

its duty to set
and supervise an appropriate

risk management and control framework

in the areas of:

(i)

financial and non-financial risks;
(ii)
balance sheet, treasury and

c
apital management, including funding,
liquidity and equity attribution .
›

Refer to the Organization Regulations

of UBS Group AG,

available at ubs.com/governance , for more information
William C. Dudley 12/12 100%
Reto Francioni
1
3/3 100%
Fred Hu
1
3/3 100%
Nathalie Rachou 12/12 100%
Julie G. Richardson 12/12 100%
1
Reto Francioni did not stand

for re-election and Fred

Hu stepped down from this

committee at the 2022

AGM; indicated are their attended

and total meetings

up to the 2022 AGM.

Ad hoc committees

The Special Committee and the Strategy

Committee are two ad hoc committees, which have a

standing composition and
hold meetings as and

when required.

Leading up to

the 2022 AGM,

the Special

Committee was chaired

by Jeremy

Anderson, with Claudia Böckstiegel,

Nathalie
Rachou, Julie G. Richardson and Axel A. Weber as its

members; after the AGM, Colm Kelleher and Lukas

Gähwiler joined
the Special Committee and Axel

A. Weber stepped down from the BoD. Its

primary purpose is to

oversee activities related
to

key
litigation

and

investigation

matters,

review

management’s

respective

proposals

and
provide
to

the

BoD
recommendations

for decisions.

In 2022,

the main

focus was

the French

cross-border matter.

The Group

CEO and

the
Group

General

Counsel

are

permanent

guests

of

the

Special

Committee.

During

2022,

two

meetings

of

the

Special
Committee were held, covering both

UBS Group AG and

UBS AG.

Leading up

to the 2022 AGM,

the Strategy Committee

was chaired

by Axel A.

Weber, with

William C. Dudley,

Fred Hu
and

Dieter Wemmer

as its

members; after

the AGM,

Colm Kelleher

replaced Axel

A. Weber

(who stepped

down from
the BoD) as the chair and Julie

G. Richardson also joined the Strategy Committee. The primary purpose of this committee is to

support management and

the BoD with

regard to the

assessment of strategic

considerations and to prepare decisions
on behalf of

the BoD. During 2022,

four meetings of

the Strategy Committee were

held, covering

both UBS Group

AG
and UBS AG.

The Group

CEO and

other members

of the GEB

and management participated in

these meetings

as required.

Annual Report 2022 |
Corporate   governan ce   and   compensation   |   Corporate   governance   185
Roles and responsibilities of the Chairman

of the Board of Directors
At the 2022

AGM, Axel A.

Weber stepped

down and Colm

Kelleher was elected

as the full-time

Chairman of

the BoD.
The Chairman coordinates tasks

within the BoD, calls BoD

meetings and sets their agendas.

He presides over all general
meetings of shareholders, chairs

the Governance and Nominating

Committee,

as well as the CCRC

,

and works with the
committee Chairpersons

to coordinate

the work

of all

BoD committees.

Together

with the

Group

CEO, the

Chairman
undertakes

responsibility

for

UBS’s

reputation,

and

is

responsible

for

effective

communication

with

shareholders

and
other stakeholders, including government officials, regulators and public organizations.

This is in addition to establishing
and

maintaining close

working

relationships

with the

Group

CEO and

other GEB

members, and

providing

advice and
support when appropriate.
›

Refer to
“Employees”

in the
“How we create value for our stakeholders”

section of this

report for information

about our Pillars,
Principles and Behaviors
In 2022,

the respective

Chairman in

office met

regularly

with core

supervisory authorities

of all

major locations

where
UBS is active. Meetings with important supervisory

authorities were scheduled

on an ad hoc or needs

-driven basis.
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

Nominating Committee, they facilitate good

Group-wide corporate governance,
as well as balanced leadership and

control within the Group,

the Board and the

committees.
Lukas

Gähwiler

was

appointed

as

Vice

Chairman

following

the

2022

AGM.

Jeremy

Anderson

has

been

the

Senior
Independent Director

since 2020.

The Vice Chairman is

required to

lead meetings of

the BoD in

the temporary absence
of

the

Chairman.

Together

with

the

Governance

and

Nominating

Committee,

either

one

of

them

is

tasked

with

the
ongoing

monitoring

and the

annual evaluation

of the

Chairman. The

Vice Chairman

also represents

UBS on

behalf of
the Chairman in meetings with internal or external stakeholders. In particular, he represents UBS across a broad range of
associations and industry bodies

in Switzerland.

The

Senior

Independent

Director

enables

and

supports

communication

and

the

flow

of

information

among

the
independent

BoD members. At

least twice a

year, he

organizes and

leads a meeting

of the independent

BoD members
without the

participation of the

Chairman. In 2022 and

in early

2023, two independent

BoD meetings were

held, covering
both UBS Group AG

and UBS AG, with

an average participation rate of 85%

and an average duration

of approximately
105

minutes.

The

Senior

Independent

Director

also

relays

to

the

Chairman

any

issues

or

concerns

raised

by

the
independent BoD members and acts as a point of

contact for shareholders and stakeholders seeking

discussions with an
independent BoD member
.

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
Our

Organization

Regulations

require

three-quarters

of

the

UBS

Group

AG

BoD

members

and

one-third

of

those

at
UBS AG

to be

independent.

For this

purpose,

independence is

determined in

accordance

with FINMA

Circular 2017/1
“Corporate governance –

banks” and the NYSE rules.

In 2022, our BoD met the standards

of the Organization Regulations

for the percentage of directors who

are considered
independent

under

the criteria

described

above.

Axel

Weber,

who

served

as

Chairman of

the

Board until

the

Annual
General Meeting

on 6

April 2022,

had

a full-time

contract with

UBS

Group AG

and was

not considered

independent.
Our

Vice

Chairman,

Lukas

Gähwiler,

previously

had

a

full-time

contract

with

UBS

Switzerland

AG

and,

therefore,

is
currently not considered independent according to

the regulatory independence rules. No

current BoD member has

either
an

employment

contract

or

a

significant

business

connection

to

UBS

or

any

of

its

subsidiaries.

Except

for

the

Vice
Chairman,

no

BoD

member

currently

carries

out,

or

has

carried

out

over

the

past

three

years,

any

operational
management tasks within the Group.

All relationships and transactions with UBS Group AG’s independent BoD members are conducted in the ordinary course of business

and are

on

the same

terms as

those

prevailing at

the time

for comparable

transactions

with non

-affiliated
persons. All relationships

and transactions with BoD members’ associated

companies are conducted

at arm’s length.
›

Refer to
“Note 30 Related parties”

in the
“Consolidated financial statements”

section on of

this report for

more information

Annual Report 2022 |
Corporate   governan ce   and   compensation   |   Corporate   governance   186
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

of powers.

This structure establishes

checks and

balances
and

preserves

the

institutional

independence

of

the

BoD

from

the

executive

management

of

the

Group,

for

which
responsibility

is

delegated

to

the

GEB,

under

the

leadership

of

the

Group

CEO.

No

member

of

one

board

may
simultaneously be a member of the other.
Supervision

and

control

of

the

GEB

remain

with

the

BoD.

The

authorities

and

responsibilities

of

the

two

bodies

are
governed by the AoA and

the Organization Regulations.
Skills, expertise and training

of the Board of Directors
At

present,

the

BoD

is

well-diversified

and

composed

of

members

with

a

broad

spectrum

of

skills,

educational
backgrounds,

experience, and expertise from a range

of sectors that reflect the nature

and scope of the firm’s business.
The Governance

and

Nominating

Committee

maintains

a

competencies

and

experience

matrix to

identify gaps

in the
competencies considered

most relevant

to the BoD,

taking into

consideration the

firm’s business

exposure, risk

profile,
strategy and geographic reach.

In

recent

years,

the

composition

of

the

BoD

has

been

systematically

rebuilt

along

the

identified

requirements.

The
appointment

of a

new

Chairman and

Vice Chairman

in 2022

completed this

process.

As a

result, no

nominations

are
submitted for a

vote at the AGM

in 2023. Nevertheless, a

list of potential

candidates is

prepared and

updated regularly
by UBS Group AG.
We asked

our BoD

members to

select their

four key

competencies

from the

following

eight categories

and to

indicate
whether they have

ever been

a CEO or

chairperson of

a listed

company or a

member of

the executive

board of

such a
company:
Key competencies
–

banking (wealth management,

asset management, personal and

corporate banking) and insurance
–

investment banking, capital markets

–

finance, audit, accounting

–

risk management, compliance and legal

–

human resources management,

including compensation
–

technology, cybersecurity
–

regulatory authority, central bank

–

environmental, social and governance

(ESG)
Leadership experience
–

experience as a CEO or chairperson
–

executive board leadership experience (e.g.,

as CFO, chief risk officer or COO of a

listed company)

The

Governance

and

Nominating

Committee reviews

these

categories

and

ratings

annually

to

confirm that

the

BoD
continues to possess

the most relevant experience and competencies

to perform its duties.
With

regard

to

the

composition

of

the

BoD

after

the

2022

AGM,

the

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

›

Refer to
“Risk governance”

in the
“Risk management and control”

section of this

report for information

about our risk
governance framework

Terms of office[1]

4	<3 years
7	3–6 years
1	7–9 years
0	>9 years

Geographic diversity[2]

33%	Switzerland
25%	Europe and the UK
25%	USA / Canada
17%	Asia

Gender[3]

67%	male
33%	female

Competencies and experience[4]

Key competencies
0
2
4
6
8
10
12
Banking[5] and insurance
Investment banking, capital markets
Finance, audit, accounting
Risk management, compliance and legal
HR management, including compensation
Technology, cybersecurity
Regulatory authority, central bank
ESG[6]
Leadership experience
0
2
4
6
8
10
12
Chief executive officer or chairman
Executive board[7]

1 Terms of office until the 2023 AGM. 2 In the case of dual-nationals, the domicile applies. 3 In accordance with the 30% gender quota of the revised Swiss Coporate Law. 4 The number of BoD members identifying a key competency as one of his / her key competencies; each member identified up to four key competencies (although not every sub-area of the respective competency might be applicable), plus one leadership experience. 5 Wealth management, asset management, and personal and corporate banking. 6 Environmental, social and governance. 7 For example, a CFO, chief risk officer or COO of a listed company.

Annual Report 2022 |
Corporate   governan ce   and   compensation   |   Corporate   governance   187

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
considerations

does not constitute a

diversity policy within

the meaning of the EU Directive

on Non

-Financial Reporting,
and Swiss law does

not require UBS to maintain such

a policy.
In 2022, the GEB launched several strategic initiatives with the close involvement of the BoD and with the aim of further
strengthening

internal succession

planning

at UBS.

This included

the early

identification of

talents and

their systematic
development,

including

international

a
nd

cross
-
divisional

rotations.

The

succession

plans

for

the

GEB

and

the
management layers below it are managed under the lead of the Group CEO and are reviewed and approved by the BoD.
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

become effective in their new

role. Due to this succession

planning process, the composition
of the BoD is in line with

the demanding requirements of a leading

global financial services firm.

The smooth and effective succession of both the CEO

and Chairman, as well as that

of new GEB members, demonstrates
the strength and success of

succession planning at UBS.

Board of Directors' succession planning process

Strategy / Environment
Existing board composition
Search
Selection
AGM election
Onboarding
Succession planning process

Annual Report 2022 |
Corporate   governan ce   and   compensation   |   Corporate   governance   188

Information and control instruments

with regard to the Group Executive

Board
The BoD is kept informed of

the GEB’s activities in various

ways, including regular meetings

between the Chairman, the
Group CEO and

GEB members. The

Group CEO and

other GEB members also

participate in BoD

meetings to update its
members on

all significant

issues.

The

BoD

receives regular

comprehensive

reports

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

GIA as an organization, approves
GIA’s annual audit plan

and objectives and monitors GIA’s

discharge of these objectives.

The committee

is also

in regular

contact with

the Head

GIA. GIA

issues quarterly

reports

that provide

an

overview

of
significant audit

results and

key issues,

as well

as themes

and trends

,

based on

results of

individual audit

s, continuous
risk assessment and

issue assurance.

The reports are

provided to the

Chairman, the members

of the Audit

and the Risk
Committees, the

GEB and other

stakeholders. The Head

GIA regularly updates

the Chairman and

the Audit Committee
on

GIA’s

activities,

processes,

audit

plan

execution,

resourcing

requirements

and

other important

developments.

GIA
issues an annual Activity

Report, which is provided to

the Chairman and the

Audit Committee to

support their assessment
of GIA’s effectiveness.

›

Refer to
“Group Internal Audit”

in this section

for more information
›

Refer to
“Internal risk reporting”

in the
“Risk management and control”

section of this

report for information

about reporting to
the BoD

Annual Report 2022 |
Corporate   governan ce   and   compensation   |   Corporate   governance   189
Group Executive Board
The BoD delegates the management of

the business to the Group

Executive Board (the GEB).

Responsibilities, authorities and

organizational principles of the

Group Executive Board
As of

31 December 2022

,

the GEB, under

the leadership of

the Group

CEO, consisted o

f

12 members. It has

executive
management responsibility for the steering of the Group

and its business, develops the strategies of the Group, business divisions

and

Group

Functions,

and

implements

the

BoD-approved

strategies.

The

GEB

is

also

the

risk

council

of

the
Group, with

overall responsibility

for establishing

and supervising

the implementation

of risk

management and

control
principles, as well as for managing

the risk profile of the Group,

as determined by the BoD

and the Risk Committee.

In 2022, the GEB held

a total of 74 meetings for UBS

Group AG.

At UBS AG, management of the business is also delegated, and its Executive Board, under the leadership of its President, has executive management responsibility for UBS AG and its business. All members of the

GEB are members of UBS AG’s
Executive Board,

with the exception

of Sabine Keller-Busse,

who serves as

President UBS Switzerland

AG. The

Executive
Board held 74 combined

meetings with the GEB and four standalone

meetings for UBS AG in 2022.
›

Refer to the Organization

Regulations of

UBS Group AG, available

at
ubs.com/governance
, for more information

about the
authorities of the

Group Executive Board
Changes to the Group Executive

Board
Effective 16 May 2022,

Kirt Gardner stepped down and

Sarah Youngwood

succeeded him as Group CFO, having

joined
the

GEB

on

1 March

2022.

Formerly,

she

was

CFO

of

JPMorgan

Chase’s

Consumer

&

Community

Banking

line

of
business.
Effective 3

October

2022,

Tom Naratil

stepped

down

as Co

-President

Global

Wealth

Management

and

President

UBS
Americas and Naureen

Hassan joined UBS

as a GEB member with

functions of President

UBS Americas and CEO of

UBS
Americas

Holding

LLC.

Ms.

Hassan

was

most

recently

First

Vice

President

and

Chief

Operating

Officer

of

the

Federal
Reserve Bank of New York, where she was responsible for technology,

operations, finance, risk and HR, and led the New
York Fed’s agile transformation.

Iqbal Khan became sole President

Global Wealth Management on

the same date.
On 8 November 2022, UBS

announced that Christian Bluhm will step

down from his role as Group

Chief Risk Officer on
30 April 2023. Damian

Vogel will join the

GEB on 1 May 2023

and will take over as

Group Chief Risk Officer.

Mr. Vogel
is currently Chief Risk Officer for UBS’s

Global Wealth Management business

division.

The biographies on the following

pages provide information about the GEB members in office as of

31 December 2022.
The biographies

of Kirt

Gardner and

Tom

Naratil

can be

found

on

pages

212

and 216

of the

UBS

Group

AG Annual
Report

2021,

available under

“Annual

reporting”

at
ubs.com/investors
.

In

addition

to

information

on

mandates,

the
biographies

include

memberships

and

other

activities

or

functions,

as

required

by

the

SIX

Swiss

Exchange

Corporate
Governance Directive.
In line

with Swiss

law, article 36

of our

AoA limits

the number

of mandates

that GEB

members may

hold

outside UBS
Group to one

mandate in

a listed company

and five additional mandates

in non-listed companies. Mandates

in companies
that are controlled by UBS or

that control UBS are not

subject to this limitation. In addition,

GEB members may not hold
more

than

10

mandates

at

one

time

at

the

request

of

the

company

and

more

than

eight

mandates

in

associations,
charitable organizations, foundations,

trusts and employee welfare

foundations. On 31

December 2022, no

member of
the GEB reached the aforementioned

thresholds.
Responsibilities and authorities

of the Asset and Liability

Committees
The Asset and Liability Committees

(the ALCOs) of UBS

Group AG and

UBS AG are sub

-committees of the GEB and the
Executive Board that are

responsible for managing

assets and liabilities in line with the strategy,

risk appetite, regulatory
commitments

and

the

interests

of

shareholders

and

other

stakeholders.

The

ALCO

of

UBS

Group

AG

proposes

the
framework for capital management, capital

allocation, and

liquidity and funding

risk, and proposes limits and indicators
for the

Group

to the BoD

for approval.

It oversees

the balance

sheet management

of the

Group, its

business divisions
and Group Functions.

In 2022, the ALCOs of UBS

Group AG and UBS AG held

10

meetings.
Management contracts
We

have

not

entered

into

management

contracts

with

any

companies

or

natural

persons

that

do

not

belong

to

the
Group.

Annual Report 2022 |
Corporate   governance   and   compensation   |   Cor porate   governance   190

Ralph Hamers

Group Chief Executive

Officer, member of the

GEB since 2020

Nationality:

Dutch |
Year of birth:

1966

Ralph Hamers has been Group

CEO of UBS Group

AG and President of
the Executive Board of UBS AG

since November 2020, after joining UBS
as

Group Executive

Board

member in

September 2020.

Mr.

Hamers is
committed

to ensuring

that our

firm is

positioned

to evolve

with

our clients
and the larger

world. He

has led

work to

transform our

firm for

the future,
with

our Group-wide

strategy and

newly

defined purpose

launched in
April 2021. Prior to joining UBS, Mr.

Hamers was CEO and Chairman of
the Executive Board of

ING Group, where he

spent over 30 years

of his
career. During his time

as CEO of ING,

he steered the

bank to profitability
after the financial

crisis and supported the firm’s

digital transformation.
Mr.

Hamers has played a

leading role in driving

efforts in areas

such as
digital disruption

and sustainability.

Professional experience
2020 – date
Group CEO,

UBS Group AG, and
President of the
Executive Board, UBS AG
2013 – 2020
CEO and Chairman

of the Executive Board,

ING
Supervisory Board member

of NN Group (2014

– 2015);
Chairman Management

Board Banking (2013

– 2020) and
Chairman Management

Board Insurance (2013

– 2014)
2011 – 2013
CEO of ING Belgium

and Luxembourg,

ING

2010 – 2011
Head of Network

Management for Retail

Banking Direct &
International, ING
2007 – 2010
Global Head of the

Commercial Banking

network, ING
2005 – 2007
CEO of ING Bank Netherlands,

ING
2002 – 2005
General Manager of

the ING Bank branch

network, ING

Education
–

Master’s degree, business

econometrics and

operations

research,
Tilburg University,

Netherlands

Other activities and

functions
–

Member of the Board

of the Swiss-American

Chamber of

Commerce
–

Member of the Institut

International d’Etudes

Bancaires
–

Member of the IMD

Foundation Board
–

Member of the McKinsey

Advisory Council
–

Member of the World

Economic Forum

International Business

Council
–

Governor of the

Financial Services /

Banking Community

of the World
Economic Forum
–

Member of the International

Advisory Panel, Monetary

Authority

of Singapore
–

Member of the Board

of the Institute of

International Finance

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
Group Chief Risk Officer,

UBS Group AG,

and Chief Risk
Officer, UBS AG
2012 – 2015
Spokesman of the

Executive Board,

FMS Wertmanagement
2010 – 2015
Chief Risk & Financial

Officer, FMS Wertmanagement
2004 – 2009
Managing Director, Credit Risk Management

(Switzerland
and Private Banking

worldwide), Credit Suisse
2008 – 2009
Head Credit Risk Management

Analytics &

Instruments,
Credit Suisse
2004 – 2008
Head of Credit Portfolio

Management, Credit

Suisse
2001 – 2004
Head Structured Finance

Analytics, Group

Credit Portfolio
Management, Hypovereinsbank

Education
–

Master’s degree, mathematics

and informatics,

and doctorate,
mathematics, University

of Erlangen-Nuremberg,

Germany

Non-listed company

boards
–

Chairman of the Board

of Christian Bluhm

Photography AG

Other activities and

functions
–

Member of the Board

of UBS Switzerland

AG
–

Member of the Foundation

Board of the UBS

Pension Fund
–

Member of the Foundation

Board International

Financial Risk Institute

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   191

Mike Dargan

Group Chief Digital

and Information

Officer,

member of the GEB

since 2021

Nationality:

British |
Year of birth:

1977

Mike Dargan was appointed Group Chief

Digital and Information

Officer
(CDIO) in May

2021 after leading

our Group Technology

function since
joining UBS

in 2016.

In addition

to his

CDIO remit, where

he oversees
global

functions such

as

technology and

corporate services,

he

is also
Group Executive Board

sponsor for our

firm’s digital assets

strategy and

a
co-sponsor of both our AI, Data and Analytics center of expertise (along with Robert Karofsky) and our agile transformation.

Prior to joining UBS,
Mr. Dargan held

various senior

roles in

technology, corporate

strategy

and
investment banking

at Standard Chartered

Bank, Merrill Lynch

and Oliver
Wyman.

Professional experience
May 2021 – date
Group CDIO, UBS

Group AG, and CDIO,

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
Rim, Merrill Lynch

Education
–

Master’s degree, politics,

philosophy and

economics,

St. John’s College, University

of Oxford

Non-listed company

boards
–

Member of the Board

of Directors of Done

Next Holdings

AG

Other activities and

functions
–

Member of the Board

of UBS Business

Solutions AG
–

Member of the Board

of UBS Optimus

Foundation
–

Member of the Board

of Trustees of the Inter-Community

School Zurich

Suni Harford

President Asset Management,

member of the

GEB since 2019

Nationality:

American (US) |
Year of birth:

1962

Suni Harford was appointed President

Asset Management

in 2019 and is
the Chair

of UBS

Optimus Foundation.

Ms. Harford has

been the

UBS GEB
Lead for Sustainability and Impact since May 2021. She started her Wall
Street

career

at

Merrill

Lynch

&

Co.,

in

investment

banking,

before
embarking on

a

24-year career

at Citigroup

Inc., the

last nine

years of
which she

was

the Regional

Head of

Markets for

North America.

Ms.
Harford joined UBS in

2017, bringing with her a

broad experience from
across

the

industry,

including

in

research,

client

coverage

and

risk
management, and successfully led UBS

Asset Management’s integrated
investments capabilities,

driving performance

for its clients.

Professional experience
2019 – date
President Asset Management,

UBS Group AG

and UBS AG
2017 – 2019
Head of Investments,

Asset Management,

UBS
2008 – 2017
Regional Head of Markets

for North Americas,

Citigroup Inc.
2004 – 2008
Global Head of Fixed

Income Research,

Citigroup Inc.

Education
–

Bachelor’s degree, physics

and mathematics,

Denison University, Ohio
–

MBA, Tuck School of Business,

Dartmouth College,

New Hampshire

Other activities and

functions
–

Chairman of the Board

of Directors of UBS Asset

Management

AG
–

Chair of the Board of

UBS Optimus Foundation
–

Member of the Leadership

Council of the

Bob Woodruff Foundation

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   192

Naureen Hassan

President UBS Americas,

member of the

GEB since October

2022

Nationality:

American (US) |
Year of birth:
1971

Naureen Hassan was appointed

President UBS Americas

and CEO of UBS
Americas Holding LLC

in October 2022. She joined UBS from the

Federal
Reserve Bank of New York, where she was COO and

First Vice President.
After starting

her career

at McKinsey

& Company,

Ms. Hassan

held various
business transformation, strategy, and

client experience leadership roles
at Charles

Schwab Corporation.

As Chief

Digital

Officer at

Morgan

Stanley
Wealth

Management, she

led the

digital strategy

and executed

digital
transformation of

the

wealth

management business

to

improve

client
experience and financial

advisor effectiveness and

efficiency.

Professional experience
Oct. 2022 – date
President UBS Americas,

UBS Group AG

and UBS AG
CEO, UBS Americas

Holding LLC
2021 – Sept. 2022
First Vice President and

COO, Federal

Reserve

Bank of New York
2016 – 2020
Chief Digital Officer, Wealth Management,

Morgan Stanley
2014 – 2016
Executive Vice President,

Investor Services

Segments &
Platforms, Charles

Schwab Corporation
2014
Senior Vice President,

Business Process

Transformation,
Charles Schwab Corporation
2012 – 2014
Senior Vice President,

Advisor Services

Client Experience
& Strategic Integration,

Charles Schwab

Corporation
2010 – 2012
COO and Board Director, Charles

Schwab Corporation
2003 – 2010
Various senior positions at

Charles Schwab

Corporation

Education
–

Bachelor’s degree,

economics, Princeton

University
–

Master’s degree, business

administration,

Stanford University
Graduate School

of Business

Other activities and

functions
–

Member of the Board

of UBS Americas Holding

LLC
–

Member of the Board

of the Securities Industry

and Financial Markets
Association

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
Deutsche Bank

and AllianceBernstein. He

then became

Global Head

of
Equities at UBS, responsible

for driving UBS’s growth

strategy for equities
globally. In October 2021, Mr.

Karofsky was appointed to the additional
role of UBS GEB sponsor to

co-lead the AI, Data and Analytics center of
expertise, along with Mike

Dargan.

Professional experience
Apr. 2021 – date
President Investment

Bank, UBS Group

AG and UBS AG
2018 – Mar. 2021
Co-President Investment

Bank, UBS
2015 – 2021
President UBS Securities

LLC, UBS
2014 – 2018
Global Head Equities,

UBS
2011 – 2014
Global Head of Equity

Trading, AllianceBernstein
2008 – 2010
Co-Head of Global

Equities, Deutsche

Bank
2005 – 2008
Head of North American

Equities, Deutsche

Bank

Education
–

Bachelor’s degree,

economics, Hobart

and William

Smith Colleges,
New York
–

MBA, finance and statistics,

University of Chicago’s

Booth School of
Business

Other activities and

functions
–

Member of the Board

of UBS Americas Holding

LLC
–

Member of the Board

of UBS Optimus

Foundation
–

Trustee of the UBS Americas Inc.

Political Action Committee

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   193

Sabine Keller-Busse

President Personal

& Corporate Banking

and

President UBS Switzerland,

member of the

GEB since 2016

Nationality:

Swiss and German

|
Year of birth:

1965

Sabine

Keller-Busse

was

appointed

President

Personal

&

Corporate
Banking

and

President

UBS

Switzerland

in

2021,

heading the

leading
universal bank

in Switzerland.

In her

previous role

as Group

COO, she
oversaw

global

functions

such

as

technology,

operations,

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
2019 – 2021
President UBS Europe,

Middle East and Africa,

UBS
2018 – 2021
Group COO of UBS

and President of the

Executive
Board, UBS Business

Solutions AG
2016 – 2021
Member of the Executive

Board of UBS AG

2014 – 2017
Group Head Human

Resources, UBS
2010 – 2014
COO UBS Switzerland,

UBS

Education
–

Master’s degree, economic

sciences,

University of St. Gallen
–

Ph.D., economic sciences

(Dr. oec.), University of St.

Gallen

Listed company

boards
–

Member of the Board

of Zurich Insurance

Group

Other activities and

functions
–

Member of the Foundation

Council of the UBS

International Center

of Economics in

Society
–

Member of the Board

and Board Committee

of Zurich Chamber

of Commerce
–

Member of the Board

of the University

Hospital Zurich

Foundation
–

Member of the Board

of Trustees of the Swiss Entrepreneurs
Foundation

Iqbal Khan

President Global Wealth

Management and

President UBS Europe,

Middle East and

Africa,

member of the GEB
since 2019

Nationality:

Swiss |
Year of birth:

1976

Iqbal Khan has

been President

Global Wealth Management

since October
2022 and

President UBS

Europe, Middle East

and Africa

since February
2021.

From

2019

until

September 2022,

he

was

Co-President Global
Wealth Management. Mr. Khan

joined Ernst & Young

in 2001, holding
many leadership

positions

and becoming

the youngest-ever

partner

of the
firm’s Swiss

arm; when

leaving

Ernst &

Young, he

was lead

auditor of

UBS.
In 2013, he

moved to Credit

Suisse, holding

senior leadership

positions as
CFO Private Banking & Wealth Management and later CEO International
Wealth Management.

Professional experience
Oct. 2022 – date
President Global Wealth

Management,

UBS Group AG
and UBS AG
Feb. 2021 – date
President UBS Europe,

Middle East and Africa,

UBS
Group AG and UBS AG
2019 – Sept. 2022
Co-President Global

Wealth Management,

UBS
2015 – 2019
CEO International

Wealth Management,

Credit Suisse
2013 – 2015
CFO Private Banking &

Wealth Management,

Credit Suisse
2011 – 2013
Managing Partner Assurance

and Advisory

Services –
Financial Services,

Ernst & Young
2009 – 2011
Industry Lead Partner

Banking and Capital

Markets,
Switzerland and EMEA

Private Banking,

Ernst & Young
2001 – 2009
Various positions in Ernst

& Young

Education
–

Swiss Certified Public

Accountant
–

Advanced Master of

International Business

Law degree (LL.M.),
University of Zurich

Other activities and

functions
–

Member of the Supervisory

Board of UBS

Europe SE
–

Member of the Board

of UBS Optimus

Foundation
–

Member of the Board

of Room to Read

Switzerland

Annual Report 2022 |
Corporate   governance   and   compensation   |   Corporate   governance   194

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

South-East Asia

and Asia
Pacific Hub for UBS. Before working for DBS

Bank in Singapore, Mr. Koh
was CEO for

Prudential Assurance

and Alverdine

Pte Ltd, both companies
based in Singapore.

He joined UBS from

Taiwan-based Ta

Chong Bank,
where he served as

President and Director.

Professional experience
2019 – date
President UBS Asia Pacific,

UBS Group AG

and UBS AG
2016 – 2018
Head Wealth Management

Asia Pacific, UBS
2012 – 2018
Country Head Singapore,

UBS
2012 – 2015
Head Wealth Management

South-East Asia and

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

of Curbside Pte

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
16

years, holding

a number

of senior

legal roles

across Europe.

Before
joining UBS,

she served

as

Chief Legal Officer

& External

Affairs at

Rio
Tinto Group and, before

that, as General Counsel.

In both roles, she was
a member of that

company’s executive

committee.

Professional experience
Nov. 2021 – date
Group General Counsel,

UBS Group AG, and

General
Counsel, UBS AG
2021
Chief Legal Officer &

External Affairs,

Rio Tinto Group
2020 – 2021
Group General Counsel,

Rio Tinto

Group
2019
Group Legal Head,

M&A and Strategic

Transactions,
Novartis
2016 – 2019
Global General Counsel,

Sandoz International

GmbH,
Novartis
2014 – 2016
Global Legal Head,

Product Strategy &
Commercialization,

Novartis
2013 – 2014
Global Legal Head,

TechOps, Primary Care and
Established Medicines,

Novartis
2009 – 2013
Head of Legal & Compliance,

Region Asia-Pacific,
Middle East, and African

Countries, Region

Group
Emerging Markets, Novartis

Education
–

Law degree, University

of Milan
–

Master of Laws (LL.M.),

banking, corporate

and finance law, Fordham
University School of

Law, New York

Other activities and

functions
–

Member of the Employers’

Board of the Global

Institute for Women’s
Leadership, King’s

College London
–

Member of the Board

of Directors of the

European General Counsel
Association
–

Member of the Legal

Committee of

the Swiss-American Chamber

of
Commerce

Annual Report 2022 |
Corporate   governance   and   compensation   |   Cor porate   governance   195

Markus Ronner

Group Chief Compliance

and Governance

Officer,

member of the GEB

since 2018

Nationality:

Swiss |
Year of birth:

1965

Markus

Ronner

has

been

Group

Chief

Compliance

and

Governance
Officer since

2018.

He has

been with

UBS

for more than

40 years

and held
various positions across the

firm, including manager of

the Group-wide
too-big-to-fail program, COO Wealth Management & Swiss Bank,

Head
Products and Services of Wealth Management & Swiss Bank, COO Asset
Management, and Head Group Internal

Audit. In his current position, he
is responsible at the Group level for the control of all non-financial risks, governmental

and

regulatory

affairs,

as

well

as

investigations

and
governance

matters.

Since

2022,

he

also

serves

as

Chairman

of
UBS Switzerland AG,

the leading Swiss

universal bank.

Professional experience
2018 – date
Group Chief Compliance

and Governance

Officer,

UBS
Group AG, and Chief Compliance

and Governance

Officer
UBS AG
2012 – 2018
Head Group Regulatory

and Governance,

UBS
2011 – 2013
Manager Group-wide

too-big-to-fail

program, UBS
2010 – 2011
COO Wealth Management

& Swiss Bank,

UBS
2009 – 2010
Head Products and

Services of Wealth Management

&
Swiss Bank, UBS
2007 – 2009
COO Asset Management,

UBS
2001 – 2007
Head Group Internal

Audit, UBS

Education
–

Swiss Banking Diploma

Other activities and

functions
–

Chairman of the Board

of Directors of UBS Switzerland

AG

Sarah Youngwood

Group Chief Financial

Officer, member of the

GEB since March
2022

Nationality:

American (US) and

French |
Year of birth:

1974

Sarah Youngwood became Group CFO

in May 2022. Before

joining UBS,
Ms. Youngwood was CFO for JPMorgan Chase Consumer

& Community
Banking, CFO for

Firmwide Technology and CFO

for Diversity & Inclusion.
She

set

up

the

data

and

reporting

infrastructure for

that

company’s
USD 30bn racial

equity commitments. Previously,

Ms. Youngwood

was
Head of Investor Relations

and worked in the Financial

Institutions Group
within JPMorgan’s investment bank in Paris, London and New York. She brings in-depth

finance

expertise to

the table

and has

a strong

track

record
of

adding

long-term

value,

and

leading

agile

and

data-driven
transformations.

Professional experience
May 2022 – date
Group CFO, UBS Group

AG, and CFO,

UBS AG
2020 – 2022
CFO, Consumer &

Community Banking

and Diversity &
Inclusion, incl. Global

Technology, JPMorgan Chase
2016 – 2020
CFO, Consumer &

Community Banking,

JPMorgan Chase
2012 – 2016
Head of Investor Relations,

JPMorgan Chase
1997 – 2012
Investment Bank,

Financial Institutions

Group, JPMorgan
Chase, Paris, London

and New York,

including
Managing Director

– Head of Mortgage

Coverage
activities

Education
–

Master’s degree, Business

and Finance,

ESCP Business School,

Paris

Other activities and

functions
–

Member of the Board

of UBS Business

Solutions AG
–

Advisory Board Member

– Wall Street Women’s Alliance

Annual Report 2022 |
Corporate   governance   and   compensation   |   Cor porate   governance   196
Change of control and defense measures
Our

Articles

of

Association

(the AoA)

do not

provide

any measures

for

delaying,

deferring

or

preventing

a change

of
control.

Duty to make an

offer
Pursuant

to the

Swiss Federal Act on Financial

Market Infrastructures

and Market Conduct

in Securities and Derivatives
Trading

of 19 June 2015

,

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

terms

regulating

the

Board

members’

mandate

nor

any

employment

contracts

with

GEB

members

or
employees holding key functions within

the Group contain change

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
The

2022

AGM

re-elected Ernst

&

Young

Ltd

(EY) as

auditors

for

the Group

for the

2022

financial year.

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

an incumbency limit of seven years.

During 2022, the Audit Committee held

12

meetings with the external auditors.
Review of UBS Group

AG and UBS AG audit engagement

EU rules require UBS

Europe SE to rotate its external auditors

in the 2024 financial year.

In connection with this required
change, and in consideration of

governance best practices,

the BoD

considered whether it

would propose to shareholders
a

rotation

of

the

Group

auditor

concurrent

with

the

change

at

UBS

Europe

SE.

Under

the

direction

of

the

Audit
Committee, UBS conducted a formal review of

the Group audit engagement including soliciting proposals from potential auditors.

In early

2022,

based on

the results

of this

assessment, the

BoD

decided

to retain

EY as

the Group’s

external
auditors.
Audit effectiveness assessment
The Audit

Committee assesses the

performance, effectiveness

and independence

of the external auditors

on an

annual
basis. The assessment is generally

based on interviews with

senior management

and survey feedback

from stakeholders
across the Group. Assessment criteria include quality of service delivery, quality and competence of the audit team, value added

as

part

of

the

audit,

insightfulness,

and

the

overall

relationship

with

EY.

Based

on

its

own

analysis

and

the
assessment results,

including feedback

received as

part of the

review of the

Group audit

engagement described

above,
the Audit Committee concluded

that EY’s audit has been effective.

Annual Report 2022 |
Corporate   governance   and   compensation   |   Cor porate   governance   197
Fees paid to external independent

auditors
UBS

Group AG

and its

subsidiaries

(including

UBS

AG) paid

the following

fees

(including

expenses)

to their

external

independent
auditors.
For the year ended
USD m 31.12.22 31.12.21
Audit
Global audit fees

49

53
Additional services classified as audit (services required

by law or statute, including work

of a non-recurring nature mandated by

regulators)

7

8
Total audit
1

56

61
Non-audit
Audit-related fees

11

9
of which: assurance and attestation services

6

4
of which: control and performance reports

5

5
of which: consultation concerning

financial accounting and reporting standards

0

0
Tax fees

2

1
All other fees

1

0
Total non-audit
1

14

10
1 Total audit and

non-audit fees amounted

to USD 70m for

UBS Group AG consolidated

as of 31 December

2022 (31 December

2021: USD 72m),

of which USD 46m related

to UBS AG

consolidated (31

December
2021: USD 43m).

Special auditors for potential capital increases
At the AGM on

8 April 2021, BDO AG was

reappointed as special auditors

for a three-year

term of office. Special auditors
provide audit opinions

in connection with potential capital increases

independently from other

auditors.
Services performed and fees
The Audit

Committee oversees all

services provided

to UBS

by the external auditors.

For services requiring

the approval
from

the

Audit

Committee,

a

preapproval

may

be

granted

either

for

a

specific

mandate

or

in

the

form of

a

blanket
preapproval authorizing

a limited and

well-defined type and

scope

of services. The

fees (including

expenses) paid

to EY
are set forth in the table above.

In addition, EY received USD 35.2m in 2022 (USD 34.1m in 2021) for services performed on behalf of our investment funds,

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

2022

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

which

include technical IT security control

reviews and assessments.
Group Internal Audit
GIA performs the internal auditing

role for the

Group. It is an independent

function that provides expertise

and insights
to confirm

controls

are

functioning

correctly and

highlight

where

UBS

needs

to better

manage

current

and

emerging
risks. In 2022, it operated with an

average headcount of 58

5

full-time equivalent employees.

Annual Report 2022 |
Corporate   governance   and   compensation   |   Cor porate   governance   198
GIA supports the

BoD in discharging

its governance

responsibilities by

taking a dynamic

approach to audit, issue

assurance
and risk assessment, drawing

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

and the quality of underlying da

ta and models; and
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
First quarter 2023 25 April 2023
Second quarter 2023 25 July 2023
Third quarter 2023 24 October 2023
The annual general meetings

of the shareholders of UBS Group AG

will take place on the

following dates:

2023 5 April 2023
2024 11 April 2024

›

Refer to the corporate

calendar available

at
ubs.com/investors

for the dates of

the publication

of financial reports

and other key
dates, including the

dates of the publication

of UBS AG’s financial

reports

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

Annual Report 2022 |
Corporate   governance   and   compensation   |   Cor porate   governance   199
We make our publications available to all shareholders simultaneously to provide them with equal access to our financial
information.
Our annual and

quarterly publications are

available in a

fully digital and

.pdf format at
ubs.com/investors
, under “Financial
information.” Starting with our Annual

Report 2022, we no longer provide printed copies of our Annual

Report and our
Compensation Report

in any language.
›

Refer to ubs.com/investors

for a complete

set of published

reporting documents

and a selection

of senior management

industry
conference presentations
›

Refer to the
“Information sources”

section of this report

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
the Group

CFO and

the Group Controller

and Chief

Accounting Officer.

Based on

that evaluation, the

Group CEO

and
the

Group

CFO

concluded

that

our

disclosure

controls

and

procedures

were

effective as

of

31 December

2022.

No
significant

changes

have

been

made

to

our

internal

controls

or

to

other

factors

that

could

significantly

affect

these
controls subsequent

to the date of their evaluation.
›

Refer to the
“Consolidated financial statements”

section of this report

for more information

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   200
Compensation

201
Compensation
204
2022 key compensation themes
206
Say-on-pay
207
Compensation philosophy and governance
214
Compensation for GEB members
222
Group compensation
229
Compensation for the Board of Directors
232
Supplemental information

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   201
Compensation
Julie G. Richardson
Chairperson of the
Compensation Committee
of the Board of Directors

Dear Shareholders,
The

Board

of

Directors

(the

BoD)

and

I

wish to

thank

you

for

your

support

once

again

at

last year’s

Annual

General
Meeting (the AGM) and

for sharing your views on our compensation

practices over the past year.

Throughout 2022, the BoD Compensation Committee continued to oversee the compensation process, aiming to ensure that reward reflects performance,

that risk-taking is appropriate

and that employees’

interests are aligned with

those of
our stakeholders. As

the Chairperson of

the Compensation Committee,

I am pleased to

present our Compensation Report
for 2022.

As part of our ongoing engagement with shareholders during 2022, we received positive feedback on our compensation
framework.

We

believe

it

is

well

suited

to

support

our

ambitions

for

the

Group

and

provides

strong

alignment

with
shareholders.

Its robustness

supports pay-for-performance through

varying business cycles and

incentivizes both

annual
and longer-term performance.

In addition

to other

measures taken

in light of

the increasing competition

for talent, our
compensation framework further reinforces

the attractiveness of UBS

for key talent.

Supporting our clients and executing

in a challenging environment
The macroeconomic and

geopolitical environment has

become increasingly

complex. Our clients

remain focused on

key
issues,

such as potential persistently high inflation,

elevated energy prices, the war in

Ukraine and residual effects

of the
pandemic. The related impact has been far-reaching, affecting asset levels, market volatility, rates and investor sentiment across the

globe. Our highly

accretive, capital-light

business model

and disciplined risk management

position us

well to
face the challenges of the current

macroeconomic environment.
Sustainable finance

is crucial

when it

comes to helping

our clients

achieve their

diverse sustainability objectives. Leveraging
the deep expertise of our experienced teams, we work hard to service our clients’ diverse sustainable financing, investing
and/or advisory needs in the

best way possible. In

2022, we expanded our sustainable

investment offering with additional
alternative

and

tailored-investment

solutions

and

progressed

a

number

of

important

investment

product

initiatives
relevant to a broad spectrum of clients across

our business areas.
›

Refer to

“Financial

and operating

performance”

in our

Annual Report

2022 for

further

details

about our

Group and

business division
performance

How does UBS respond to the increasing

competition for talent?
–

We

continue

to

see

heightened

competition

for

talent.

These

pressures

come

from

our

competitors

but

also
organizations in other industries,

including technology,

consulting and new entrants, such

as fintech firms.

–

We continue to be successful in hiring the talent we need to grow our businesses

,

who are increasingly interested
in operating

digitally,

and they

value diverse experiences,

which requires

flexibility and

agility.

That’s one

reason
why we

support

hybrid working

arrangements where

possible

as these

benefit

current

employees and

improve
client service while attracting a wider range

of candidates and making us

a stronger,

more dynamic company.
–

Agility drives simplification;

we are committed

to making it even easier

for our clients to do

business with us and
for our employees

to work

at UBS.

As of

year-end 2022,

approximately 18,500

employees across

the firm

were
working in agile teams.

–

In 2022,

we further

expanded

our employee

health and

well-being

offering.

This included

a suite

of programs,
benefits and workplace resources,

along with a bespoke

eLearning curriculum, that aimed to help our

employees
manage

their

health,

foster

well
- being ,   strengthen
their

resilience

and
support
the

sustainability

of

the
organization.
–

Ultimately,

we

strongly

reflect

pay-for-performance

in

our

compensation

decision-making,

and

additionally
consider carefully inflation

levels and our competitive market position.
›

Refer to ubs.com/global/en/our-firm/our-employees

for more information

about our workforce

Group profit before tax

USD bn
+1%
9.5
9.6
2021
2022

Return on CET1 capital

in %
(0.5ppts)
17.5
17.0
2021
2022

Cost / income ratio

in %
(1.5ppts)
73.6
72.1
2021
2022

Group performance award pool

USD bn
(10%)
3.7
3.3
2021
2022

GEB performance award pool

CHF m
USD m
+2%
(3%)
79.8
81.1
87.1
84.1
2021
2022
2021
2022

Per capita GEB performance award pool

CHF m
USD m
+4%
(1%)
6.3
6.6
6.9
6.9
2021
2022
2021
2022

Note: As the compensation-related AGM agenda items are in Swiss franc terms, we show the total and per capita GEB performance award pool in Swiss francs and US dollars for comparability with our financial results.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   202
GEB hiring and succession planning
Succession planning

is a pivotal activity

for the Bo

D. We are convinced

that a Group Executive Board

(GEB) with diverse
backgrounds

and experiences is

critical to

our continued

success. We have

a successful

track record

of filling

GEB roles
with

highly

qualified,

diverse

candidates

from

within

the

Group

and,

in

selected cases,

from

the

outside.

In

order

to
attract external

top

talent,

market

practice

dictates

that

we

consider

replacing

the forfeited

compensation

from

their
prior employer.

In selected

situations and

with careful

consideration,

we replace

the lost

compensation of

senior hires.
Awards for

new GEB members

are subject to

independent review

to support the

like-for-like nature of the

replacement
and confirm that these awards do not represent sign-on payments (i.e., there are no “golden hellos”). In 2022, we made two external GEB hires and in

this report we disclose their replacement awards

.
Financial performance
We delivered good

results in 2022

,

with USD 9.6bn profit before

tax and 17.0%

RoCET1 in a challenging environment,
achieving

our

Group

returns

and

efficiency

targets

on

a

reported

and

underlying

basis.

This

result

was

supported

by
strong momentum with our clients,

who turned to us for advice,

resulting in USD 60bn of net new fee-generating assets.
We also demonstrated continued

cost discipline despite

the backdrop of

rising inflation,

resulting in a cost-income

ratio
of 72.1%. We are well positioned to

continue executing our growth strategy and delivering strong capital returns, while weathering the challenges of the current

macroeconomic environment. We enter 2023 in a position of strength and with a CET1 capital ratio of 14.2%, enabling us to fund growth and deliver attractive and sustainable returns to shareholders.
Commitment

to return capital to shareholders
We remain

committed

to returning

excess capital

to our

shareholders.

We repurchased

USD 5.6bn

of shares

in 2022.
Looking ahead, we intend to continue repurchasing shares and accruing for a progressive dividend. The BoD is proposing
a dividend

of USD 0.55 per

share for

2022 (which represents

an increase of

10% compared

with the previous

year) for
approval at the AGM in 2023.

2022 performance award pool

and salaries
The performance award pool

continues to reflect our strict pay-

for-performance philosophy,

our disciplined approach in
managing

compensation over

business

cycles and

our alignment

to shareholder

interests.

Reflecting

our overall

results
while also

considering

our underlying

results,

the 2022

performance award

pool

was

USD 3.3bn,

a decrease

of

10%
compared with 2021.
In addition, the pool

also reflects our achievements relative to non

-financial objectives, such

as our reconfirmed position
among the leading firms when

it comes to their approach to sustainability.

It also takes into account

risk considerations,
as

well

as

the

competitive

total shareholder

return

(TSR)

of

UBS

shares

versus

our

core

peers.

It also

considers

other
factors, such

as the

continuing competition

to attract

and retain

a talented

and diverse

workforce that

delivers on

our
purpose and strategy.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   203
While

the

2022

GEB

pool

percentage

change

appears

more

favorable

than

the

overall

Group

pool,

this

year’s

GEB
comparison is

impacted by

the significant

reduction made

in 2021

to reflect the loss

resulting from

the default of

a US
client in

our prime brokerage

business.

For 2022,

we consider

a GEB pool

before the

impact of the

2021

loss event to
support competitive

pay for competitive

performance and

not to

carry forward the

2021

impact over multiple

years. In
addition,

the 2022

GEB pool

reflects changes

in both

foreign

exchange

rates and

GEB composition.

Adjusted

for

the
direct impact of

the 2021

loss event on

specific GEB members,

the 2022

GEB pool is down

approximately 5% in

Swiss
franc terms or a decrease of 10% in US

dollar terms, which is aligned

with the Group pool development.
We take

note of

the

increased impact

of

inflationary pressures

on

the broad

-based employee

population.

At a

Group
level, we have carefully monitored and adjusted compensation levels where appropriate to address increased competition
for talent

in

certain

markets. For

the GEB,

we continue

with

the same

salary

level

instituted

in 2011

and

propose

no
increase to our GEB fixed compensation

budget and salary levels for 2024.

Furthermore, we also propose no

increase to
the fee levels for the BoD

and no change to the

maximum aggregate amount for BoD

from the 2023 AGM

to the 2024
AGM.
Commitment to fair pay

and diversity, equity and inclusion
Pay equity and equal opportunity

are fundamental to achieving

our purpose. We

pay for performance, and we take pay
equity

seriously.

Since

2020,

we

have

been

certified under

the

EQUAL-SALARY

Foundation

standards

for our

human
resources practices

in Switzerland,

the US,

the UK,

the Hong

Kong SAR

and Singapore,

covering more

than two-thirds
of our global employee population.

Our processes are global and we

apply the same standards across

all our locations.

In

2022,

we

extended

our internal

fair pay

analysis

by

assessing

employees’

salaries

against

local living

wages,

using
benchmarks defined

by the Fair Wage

Network. We

are committed to

fair pay and

support all

employees being

paid at
least a living wage.
In

2020,

we

outlined

our

intention

to

increase

diversity,

especially

among

management,

and

we

have

made

steady
progress

toward achieving

our aspirations.

Women now

account for more

than 40%

of our

workforce, nearly

28% of
our Director-level and above

population, and 42% of our

GEB members.
The 2023 Annual General

Meeting
At the 2023 AGM on

5 April, we will seek your support on

the following compensation-related items:
–

the maximum aggregate amount of compensation

for the BoD for the period from the 2023 AGM to the 2024 AGM;
–

the maximum aggregate amount of

fixed compensation for the GEB

for 2024;
–

the aggregate amount of

variable compensation for the GEB for 2022;

and

–

shareholder endorsement in

an advisory vote for this Compensation Report.

On behalf

of the Compensation

Committee and

the BoD,

I thank you

again for

your feedback and

we respectfully

ask
for your continued support

at the upcoming AGM.

Julie G. Richardson
Chairperson of the Compensation

Committee of the
Board of Directors

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   204
2022 key compensation themes
The

feedback

we

seek

from

our

shareholders

about

compensation-related

topics

is

very

important

to

us,

as

we

are
committed

to

maintaining

a

strong

link

between

the

interests

of

our

employees

and

those

of

our

shareholders.

We
continued

en
gaging

with

shareholders

during

202
2
and

received

overall
positive   feedback about   our
compensation framework.

The text

below summarizes key

compensation themes for

2022 and provides answers

to the

questions we most

frequently
receive from shareholders.

Summary of 2022

key compensation themes / responses to frequently

asked questions

What progress

has been

made on

resolving the

French cross

-border matter

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
Additionally,

when

determining the

2019

performance award

pool,

the impact

of the

French cross

-border

matter was
considered in our decision making,

following the verdict of the Court of First Instance

in early 2019.
Furthermore,

up to CHF 7.9m,

or 30%, of the 2019 LTIP awards at grant for GEB members active in March 2017, as well as the former Chairman of the BoD’s unvested share

award, remains undelivered and continues

to be at risk and directly
linked

to

the

final

resolution

of

the

French cross

-border

matter. In

addition,

a

malus clause

allows

the

Compensation
Committee

to

assess

any

new

information

that

becomes

available

in

the

future

and

to

retrospectively

reduce

any
undelivered 2019

LTIP award by up to the

full amount if such new

information would have

impacted our compensation
decision in 2019. This matter continues to be ongoing and, once resolved, the final outcome will be reflected in the final amounts delivered to relevant current and

former employees.

How does UBS support diversity

and pay fairness?
Compensating employees fairly and

consistently is key to ensuring equal opportunities.

A strong commitment to pay for
performance and pay equity is embedded

in our compensation policies.

›

Refer to “Environmental,

Social and Governance

considerations”

in the “Compensation

philosophy and governance”

section of
this report for more information

about pay fairness
›

Refer to the “People

and culture make

the difference“ section

of our Sustainability

Report 2022,

available under “Annual
reporting” at ubs.com/investors
, for more information

about diversity,

equity and inclusion

(DE&I)

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   205
How are environmental,

social and governance considerations factored into

the compensation process?
We maintain

our well

-established

process

that considers

environmental,

social

and

governance

(ESG) objectives

in the
compensation determination process in objective setting, performance award pool funding,

performance evaluation and
compensation decisions.

›

Refer to “Environmental,

Social and Governance

considerations”

in the “Compensation

philosophy and governance”

section of
this report for more information

How does UBS promote and

support the health and

well-being of employees?
Supporting employee health and

well-being remained a priority,

and we further expanded

our offering in 2022.

We are
committed

to

helping

employees

thrive

in

their

current

roles

and

deliver

sustainable

performance

over

time.

Regular
“pulse”

surveys

gauged

employees’

views

on

remote

work,

stress,

communication

and

other

aspects.

Resources

to
support

holistic

well-being

included

a

suite

of

programs,

benefits

and

workplace

resources,

along

with

a

bespoke
eLearning

curriculum,

that

aimed

to

help

our

employees

manage

their

health,

foster

well-being,

strengthen

their
resilience and support

the sustainability of the organization.

›

Refer to the “People

and culture make

the difference“ section

of our Sustainability

Report 2022,

available under “Annual
reporting” at ubs.com/investors
, for more information

about DE&I

What is the achievement

level of the Long-Term

Incentive Plan granted in

2020 for 2019 performance?

The

deferred

portion

of

the

performance

award

granted

in

2020

(for

2019

performance)

to

members

of

the

Group
Executive Board (the GEB)

and selected senior management

was in part delivered

through

the Long-Term

Incentive Plan
(the LTIP)

award. The

three-year performance

period concluded

at the end

of 2022, with the

2019 LTIP

achieving 98%
of the maximum

opportunity (of

up to

100%).

We believe

alignment of

our senior

leadership

with our

shareholders is
important for long

-term success. Our

LTIP

is designed

to support alignment

of compensation

with the execution

of our
strategy,

financial performance and long

-term growth.

Performance achievement

for the 2019 LTIP awarded in 2020

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   206
Say-on-pay

Say-on-pay votes at

the AGM
In line

with the

revised Swiss Code

of Obligations (which

to a

large extent

integrates the Swiss Ordinance

against Excessive
Compensation

in Listed

Stock Corporations,

which was

enacted as

an interim

measure),

we seek

binding

shareholder
approval for

the aggregate

compensation

awarded to

the Group

Executive Board

(the GEB)

and the

Board of

Directors
(the BoD). Prospective approval of the

fixed compensation of the BoD and GEB

provides the firm and its

governing bodies
with the certainty

needed to

operate effectively.

Retrospective approval

of the GEB’s

variable compensation aligns

their
compensation with performance and

contribution.
The table

below

outlines

our

compensation

proposals,

including

supporting

rationales,

that we

plan

to submit

to

the
2023

AGM for binding votes, in

line with the revised Swiss

Code of Obligations and our

Articles of

Association (the AoA).
These

binding

votes

on

compensation

and

the

advisory vote

on

our

compensation

report

reflect

our

commitment

to
shareholders having their say on

pay.
›

Refer to “Provisions

of the Articles of

Association related

to compensation”

in the “Supplemental

information” section

of this
report for more information

Audited |

Approved fixed compensation
At the 2021 AGM, the shareholders approved a maximum

aggregate fixed compensation amount of CHF 33.0m for GEB
members for

the

2022

performance year.

This

budget

reflects

base

salaries,

role-based

allowances

in

response

to

EU
Capital

Requirements

Directive

V,
  and
estimated

standard

contributions

to

retirement

benefit

plans,
as

well

as
other benefits.
Our

expenses

related

to

fixed

compensation

for

our continuing

GEB

members were

within

the budget;

however,

the
amount of fixed compensation,

including replacement awards,

related to the hiring of Sarah Youngwood as Group Chief
Financial

Officer

and

Naureen

Hassan

as

President

UBS

Americas,

required

the

use

of

the

supplemental

amount

as
authorized by article 46 para. 5 of our AoA. A total of CHF 0.1m (of which CHF 0.05m related to Sarah Youngwood

and
CHF 0.05m

related to Naureen

Hassan)

was used

to fund

the authorized

excess to

the approved

aggregate amount

of
fixed compensation.
▲

›

Refer to “2022

total compensation

for the GEB members”

in the “Compensation

for GEB members”

section of this report

Compensation-related proposals for

binding and advisory

votes at the 2023

AGM

Item Approved at the 2022
AGM
BoD proposals for the
2023 AGM
Rationale
GEB variable
compensation
Shareholders approved
CHF 79,750,000 for the
2021 financial year
1,2,3

(vote “for”: 86%)
The BoD proposes an
aggregate amount of
variable compensation of
CHF 81,100,000 for the
members of the GEB for
the 2022 financial year.
The proposed

pool reflects

the solid

performance

of the

GEB as

demonstrated

in
the

strength

of

our

share

price

and

the

good

performance

of

the

Group

in

a
challenging market

environment. For 2022,

we consider a

GEB pool excluding

the
impact

of

the

2021

loss

event

to

support

competitive

pay

for

competitive
performance

and

not

to

carry

forward

the

2021

impact

over

multiple

years.
Adjusted for the direct impact of the 2021 loss event on specific GEB members, the
2022

GEB pool

is down

approximately 5%

in Swiss

franc terms

or a

decrease of
10% in US dollar terms, which

is aligned with the Group pool development

.
GEB fixed
compensation
Shareholders approved
CHF 33,000,000 for the
2023 financial year
1,2,3
(vote “for”: 93%)
The BoD proposes a
maximum aggregate
amount of fixed
compensation of
CHF 33,000,000 for the
members of the GEB for
the 2024 financial year.
The proposed

amount is unchanged

from the previous

year,

reflecting consistency
in planning

over time

and unchanged

base salaries

for the

Group CEO

and other
GEB

members.

Besides

the

base

salaries,

it

also

includes

role-based

allowances,
estimated

standard

contributions

to

retirement

benefit

plans,

as

well

as

other
benefits. The

proposed amount

provides flexibility

in light of

potential changes

of
GEB

composition

or roles,

competitive

considerations

where

potential

additional
role-based allowances may

be required as well as other factors (e.g.,

changes in FX
rates or benefits).
BoD
compensation
Shareholders approved
CHF 13,000,000 for the
period from the 2022
AGM to the 2023 AGM
1,2,4
(vote “for”: 93%)
The BoD proposes a
maximum aggregate
amount of compensation
of CHF 13,000,000 for

the
members of the BoD for
the period from the 2023
AGM to the 2024 AGM.
The

proposed

amount

is

unchanged

compared

with

the

previous

period

and
includes

the

total

compensation

of

the

Chairman

and

the

newly

defined

Vice
Chairman

role.

The

compensation

for

the

Chairman

is approximately

8%

lower
compared with the previous Chairman. The fee for the

new full-time Vice Chairman
role was

absorbed within

the existing budget.

All BoD fees

remain unchanged

for
the period 2023 AGM to 2024 AGM.
Advisory vote
on the
Compensation
Report
Shareholders approved

the
UBS Group AG
Compensation Report
2021 in an advisory vote
(vote “for”: 86%)
The BoD proposes that

the
UBS Group AG
Compensation Report
2022 be ratified in an
advisory vote.
Our Total Reward Principles and compensation framework are fully aligned with our purpose and support our strategic imperatives. This

aims to ensure that the

interests
of our employees are aligned

with those of our clients and other

stakeholders.
1

Local currencies are converted

into Swiss francs at

the 2022 performance

award currency exchange

rates.

2

Excludes the portion

related to the legally

required employer’s

social security contributions.

3

As stated
in “Group Executive Board” in the “Corporate

governance” section of our Annual

Report 2022, twelve GEB

members were in office

on 31 December 2022

and on 31 December 2021.

4

Twelve BoD members were

in
office on 31 December 2022

and on 31 December

2021.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   207
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

framework. In 202

2, we reviewed our
Total

Reward

Principles and

compensation

framework to

confirm they

are fully

aligned

with our

purpose and

support
our strategic

imperatives.

This aims

to ensure

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
requirements,

regulations and

practices.

The table below provides

a summary of our Total

Reward Principles.

Support our purpose and strategy
Our compensation approach

supports the firm’s purpose and strategy,

fosters engagement among
employees and aligns their long

-term interests with those of clients and stakeholders.
Attract, retain and connect a diverse,
talented workforce
We embrace a culture of

diversity, equity and

inclusiveness. Pay at UBS is fair,

reflects equal treatment and
is competitive. In this way,

our investment in a connected workforce

supports the sustainability of the
organization.
Apply a pay-for-performance

approach to
promote development

and our ways of
working
The setting of clear objectives,

as well as a thorough evaluation

of what was achieved and how it was
achieved, combined with effective

communication, promotes

clarity, accountability

and establishes a
strong link between pay and

performance. This approach emphasizes

our Behaviors, which are
Accountability with integrity,

Collaboration and Innovation.
Reinforce sustainable growth

and support
long-term value creation
Compensation is appropriately

balanced between fixed and variable elements

and delivered over an
adequate period to support

our growth ambitions and sustainable

performance.
Support risk awareness and

appropriate
risk-taking
Our compensation structure encourages

employees to have a focus on

risk management and behave
consistently with the firm’s

risk framework and appetite, thereby anticipating

and managing risks
effectively to protect our

capital and reputation.
Our Total Reward approach
At

UBS,

we

apply a

holistic Total

Reward

approach,

generally

consisting

of

fixed compensation

(base

salary and

role-
based allowances, if applicable), performance awards,

pension contributions and benefits. Our Total

Reward approach is
structured to support

sustainable results and growth

ambitions.
For employees whose

total compensation

exceeds certain levels,

performance awards

are delivered

in a combination

of
cash, deferred contingent capital awards

and deferred share-based

awards.
A substantial portion of performance awards is deferred and vests over a five-year period (or longer for certain regulated
employees).

This

deferral

approach

supports

alignment

of

employee

and

investor

interests,

our

capital

base

and

the
creation of sustainable shareholder

value.
›

Refer to “Compensation

elements for all

employees” in

the “Group compensation”

section of this

report for more information

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   208
Compensation governance
Board of Directors and Compensation Committee
The BoD is ultimately

responsible for approving the compensation strategy and principles proposed by the Compensation
Committee, which determines compensation

-related matters in line with

the principles set forth in the A

oA.
As determined in the AoA

and the firm’s

Organization Regulations, the Compensation Committee supports the BoD with its

duties

to

set

guidelines

on

compensation

and

benefits,

to

oversee

implementation

thereof,

to

approve

certain
compensation

and

to

scrutinize

executive

performance.

The

Compensation

Committee consist

s

of

independent

BoD
members,

who are elected annually by shareholders

at the AGM, and is responsible for governance and oversight of our compensation process

and practices. This

includes the

alignment between

pay and performance, and

ensuring that

the
compensation

framework supports

appropriate

risk awareness

and management,

as well

as appropriate

risk-taking.

In
2022,

to

additionally

support

the

connection

between

the

Compensation

Committee

and

the

Risk

Committee,

the
Compensation Committee Chairperson

was also a member of the Risk

Committee.
Annually, and on behalf of

the BoD, the Compensation

Committee:
–

reviews our Total Reward Principles;
–

approves key

features of the

compensation framework and

plans for

the non-independent

Board members and

GEB
members;
–

reviews performance

award

funding throughout

the year

and proposes,

upon proposal

of the

Group CEO,

the final
annual Group performance award pool

to the BoD for approval;
–

upon proposal of the Gro

up CEO, reviews the performance framework for

the other GEB members;
–

upon proposal

of the Group

CEO, proposes

the performance assessments

and the

individual total

compensation for
the other GEB members for approval

by the BoD;
–

upon proposal of the Chairman,

for the Group CEO, proposes the financial

and non-financial performance targets and
objectives,

the performance assessment and the

total compensation for approval

by the Board;
–

approves the total compensation for the

Chairman and the non

-independent Board

members;
–

upon

proposal

of

the

Chairman,

proposes

the

remuneration

/

fee

framework

for

independent

Board

members for
approval by the Board;

–

upon proposal of the Chairman and Group CEO, approves the remuneration / fee frameworks for external supervisory board members of

Significant Group Entities and is

informed of remuneration /

fee frameworks for external

supervisory
board members of Significant Regional

Entities;
–

proposes to

the BoD for

approval the annual

compensation report

and approves other

material public

disclosures on
UBS compensation matters;

and
–

proposes

to the

BoD,

for approval

by the

AGM,

the maximum

aggregate

amounts

of BoD

compensation

and

GEB
fixed compensation and

the aggregate amount of variable compensation

for the GEB.
The Compensation

Committee is required

to meet

at least

four times

each year.

All meetings

in 2022

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
On 3

1

December 2022,

the members

of the

Compensation

Committee were

Julie G.

Richardson

(Chairperson),

Dieter
Wemmer and Jeanette Wong.
›

Refer to “Board of

Directors” in the “Corporate

governance”

section of our

Annual Report 2022

for more information
External advisors
The Compensation Committee may retain external

advisors to

support it in fulfilling

its duties. In 2022, HCM International
Ltd.

(HCM)

provided
independent
advice

on

compensation

matters.

HCM

holds

no

other

mandates

with

UBS.
Additionally,

Willis Towers

Watson provided

the Compensation

Committee with

data

on market trends

and pay

levels.
Various subsidiaries of Willis Towers Watson provide similar information to UBS’s human resources department in relation
to compensation for employees.

Willis Towers

Watson holds

no other compensation-related mandates with

UBS.
The Risk Committee’s

role in compensation
The Risk Committee,

a committee of the BoD,

works closely with the

Compensation Committee with the goal

of ensuring
that our compensation framework appropriately reflects risk awareness and management,

and supports appropriate risk-
taking.

It supervises and sets appropriate risk management and risk control principles and is regularly briefed on how risk is factored into the

compensation process.

It also monitors

the involvement of Group

Risk Control and

Compliance and
Operational Risk in compensation and

reviews risk-related

aspects of the compensation

process.
›

Refer to ubs.com/governance   for more information

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   209
Compensation Committee

2022

/ 2023

key activities and timeline
April July Sept Oct Nov Dec¹ Jan Feb
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
● ● ● ●
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
● ● ● ●
1
The Compensation Committee

held two meetings in December

2022.

Compensation governance

The table below provides

an overview of compensation governance

by specific role.

Recipients
Compensation recommendations

proposed by
Approved by
Chairman of the BoD and Vice
Chairman of the BoD
Compensation Committee Compensation Committee
1
Other BoD members
Compensation Committee and Chairman

of the BoD
BoD
1
Group CEO
Compensation Committee and Chairman

of the BoD
BoD
1
Other GEB members
Compensation Committee and Group

CEO
BoD
1
Key Risk Takers

(KRTs)

/

senior employees
Respective GEB member and functional

management
team
Individual compensation

for KRTs and

senior employees:
Group CEO

1

Aggregate variable compensation and

maximum aggregate

amount of fixed compensation

for the GEB,

as well as maximum aggregate

remuneration for

the BoD,

are subject to shareholder

approval.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   210
Environmental, Social and Governance

considerations

Environmental, social and governance

in the compensation determination

process
Environmental,

social

and

governance

(ESG)

objectives

are

considered

in

the

compensation

determination

process

in
objective setting,

performance award

pool funding, performance

evaluation and compensation

decisions.
ESG-related

objectives have

been

embedded

in our

Pillars and

Principles since

they were

established

in 2011.

In 2021,
we introduced explicit sustainability objectives

in the non-financial goal category

of the Group CEO and

GEB scorecards.
These sustainability objectives

are linked

to our

priorities,

and their

progress

is measured

via robust quantitative

metrics
and

qualitative criteria.

The table

below provides

an overview

of our

metrics and

progress

achieved in

2022,

including
climate-related goals under the priority “Planet.” Sustainability objectives are individually assessed for each GEB member, and consequently directly impact

their performance assessments

and compensation decisions

.
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
For 2022,

we established robust and concrete targets, and

made good progress toward achieving them. We

continue to
increase our focus on this topic.
›

Refer to “GEB performance

assessments”

in the “Compensation

for GEB members”

section of this

report for more information
about the GEB performance

measurement

process
›

Refer to “Our focus

on sustainability

and climate,”

“Employees”

and “Society” in

the “How we create

value for our

stakeholders”
section of our

Annual Report 2022

for more information
›

Refer to ubs.com/gri

for more information

about ESG-related

topics
Paying our people fairly

and equitably
Pay equity

and

equal opportunity

are fundamental

to achieving

our purpose.

To

connect for

a better

world,

providing
equal support to

all our

employees,

with their diverse

experiences, perspectives and backgrounds,

is critical

to our

success.
Factors such as gender,

race, ethnicity, part

-time status or a recent leave of absence

should not impact opportunities.
Fair and consistent pay

practices are designed to ensure that employees

are appropriately rewarded for their

contribution.
We

pay

for

performance,

and

we

take

pay

equity

seriously.

We’ve

embedded

clear

commitments

in

our

global
compensation policies

and practices,

and we

regularly conduct

internal reviews and

external audits as

quality checks.

If
we find

any gaps

not explained

by business

or by appropri

ate employee

factors such

as role,

responsibility, experience,
performance or location, we

look at the root causes and address

them.
Since 2020,

we have been

certified under the

EQUAL-SALARY Foundation

standards for

our human

resources practices
in Switzerland, the

US, the

UK, the Hong Kong SAR

and Singapore,

covering more

than two-thirds of

our global employee
population.

Our

global

human

resources

policies

and

standards,

including

reward,

performance

management

and
promotion,

from hiring

through retirement,

are reviewed annually

to further

improve our

approach and

processes. Our
processes are global and we

apply the same standards across

all our locations.

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

In

2022,

we

extended

our internal

fair pay

analysis

by

assessing

employees’

salaries

against

local living

wages,

using
benchmarks defined by the Fair Wage Network.

Excluding our US

Financial Advisor population

and their related support
population

(as

their

compensation

is

primarily

based

on

a

formulaic

approach),

our analysis

showed

that

employees’
salaries

were at or above the respective

benchmarks, and the few outliers

have all been

addressed. UBS is committed to
fair pay and supports all employees being

paid at least a living wage.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   211
Our aspirational goals and

progress
Our priorities Our aspirational goals Our progress in 2022
Planet, people,
partnerships
USD 400bn invested assets in sustainable

investments
by 2025.
Increased invested assets

in sustainable investments to
USD 268bn (compared

with USD 251bn in 2021).
Planet
Decarbonization targets for 2030

for financing of the
real estate, fossil fuels, power generation

and cement
sectors (from 2020 levels):
–

reduce emissions intensity of

UBS’s residential real
estate lending portfolio by 42%;

–

reduce emissions intensity of

UBS’s commercial real
estate lending portfolio by 44%;

–

reduce absolute financed emissions

associated with
UBS loans to fossil fuel compani

es by 71%;
–

reduce emissions intensity associated

with UBS
loans to power generation

companies by 49%; and
–

reduce emissions intensity associated

with UBS loans
to cement companies by 15%.
Calculated progress against

pathways for the real estate (commercial

and
residential), fossil fuel and

power generation sectors:
1

–

reduced emissions intensity of

UBS’s residential real estate lending
portfolio by 8% (end of 2021

vs 2020 baseline);

–

reduced

emissions intensity of UBS’s commercial

real estate lending
portfolio by 7% (end of

2021 vs 2020 baseline);
–

reduced absolute financed emissions associated

with UBS loans to fossil
fuel companies by 42% (end of 2021

vs 2020 baseline); and
–

reduced emissions intensity associated

with UBS loans to power
generation companies by 12%

(end of 2021 vs 2020 baseline).
Introduction of an additional decarbonization

target for the cement sector,
as well as an estimation of the overall

financed emissions.
Align 20% of AuM to be managed

in line with net zero
(Asset Management).
2
Achieve net-zero emissions

across discretionary client
portfolios by 2050 (Asset Management).
3
Initiated analysis of revisions

to fund documentation and investment
management agreements to

align with Asset Management’s net

-zero-
aligned frameworks.

Achieve net-zero energy emissions

resulting from our
own operations (scopes 1 and

2) by 2025; cut energy
consumption by 15% by 2025

(compared with 2020).
Reduced net greenhouse gas

(GHG) footprint for scope 1 and 2 emissions
by 13% and energy consumption

by 8% (compared with 2021); continued
implementation of the replacement

of fossil fuel heating systems and
investing in credible

carbon removal projects; achieved 99%

renewable
electricity coverage despite

challenging market conditions.
Offset historical emissions back

to the year 2000 by
sourcing carbon offsets

(by year-end 2021) and by
offsetting credit delivery

and full retirement in

registry
(by year-end 2025).
Continued to follow up on

credit delivery and retirement

of sourced
portfolio.
Engage with key vendors on

aiming for net zero by
2035.
Identified “GHG key vendors” (vendors

that collectively account for >50%
of our estimated vendor GHG emissions)

and invited the vendors that
accounted for 67% of our annual

vendor spend (including all GHG key
vendors) to disclose their environmental

performance through CDP’s
Supply Chain Program,

with 66% of the invited vendors completing their
disclosures in the CDP platform.
People
30% global female representation

at Director level and
above by 2025.
Increased to 27.8% (2021:

26.7%) female representation at

Director level
and above.
26% of US roles at Director

level and above held by
employees from ethnic minorities

by 2025.
Increased to 20.4% (2021:

20.1%) ethnic minority representation

at
Director level and above in

the US.

26% of UK roles at

Director level and above held by
employees from ethnic minorities

by 2025.
Increased to 23.0% (2021:

21.3%) ethnic minority representation

at
Director level and above in

the UK.
Raise USD 1bn in donations to

our client philanthropy
foundations and funds and reach

25 million
beneficiaries

by 2025 (cumulative for 2021–2025).
Achieved a UBS Optimus Foundation

network donation volume of
USD 274m in 2022, totaling

USD 436m since 2021 (both figures

include
UBS matching contributions).
Reached 5.9 million beneficiaries.
Support 1.5 million young people

and adults to learn
and develop skills through

our community impact
activities (2022–2025)

.
Reached 370,916 beneficiaries

through strategic community impact
activities.
4
Partnerships
Establish UBS as a leading

facilitator of discussion,
debate and idea generation.
Co-organized, with the Institute

of International Finance, the first
Wolfsberg Forum for Sustainable

Finance.
Joined a consortium that is

pioneering methods of assessing and
maximizing the GHG reduction

potential of energy storage.
Co-founded Carbonplace, a technology

platform for the voluntary carbon
market that has the goal of

creating a streamlined and transparent market
for our clients.
Drive standards, research

and development, and
product development.
Co-led the Taskforce

on Nature-related Financial Disclosures’

financial-
sector-specific working group.
Collaboration with two Swiss companies

that are pioneering innovative
carbon removal technologies.
Joined the Partnership

for Carbon Accounting Financials (PCAF).
1
Refer to the “Environment”

section of our Sustainability

Report 2022, available

under “Annual

reporting” at

ubs.com/investors,

for further information.

The inherent

one-year time

lag between the as

-of date of our
lending exposure and the

as-of date of emissions

can be explained

by two factors: corporates

disclose their emissions in

annual reporting

only a few mont

hs after the end of a f

inancial year; and specialized

third-party
data providers

take up

to nine

months to collect

disclosed data

and make

it available

to data

users. Consequently,

the baseli

nes for

our net-zero ambitions

are based

on year-end

2020 lending

exposure and

2019
emissions data. Our 2021 emissions actuals are based on year-end 2021 lending exposure and 2020 emissions data.

2

The 20% alignment goal amounted to USD 235bn at the time of Asset Management’s commitment in 2021. By

2030, the weighted

average carbon

intensity of

funds is to

be 50% below

the carbon intensity

of the respective

2019 benchmark.

3

The near-

and medium-term

plans for the

achievement

of this goal
include our Asset Management

business division only.

4

Our Community Impact program

has a strategic focus

on education and the development

of skills.

Cautionary note:

We have

developed methodologies

that we use

to set

our climate

-related targets

and identify

climate-related

risks and which

underly the

metrics that

are disclosed

in this

report. Standard

setting
organizations and regulators continue to provide new or revised guidance and standards, as well

as new or enhanced regulatory requirements for climate

disclosures. Our disclosed metrics are based

upon data available
to us, including

estimates and approximations

where actual or

specific data is not

available. We

intend to update

our disclosures to

comply with new

guidance and regulatory

requirements as they

become applicable
to UBS. Such updates may

result in revisions to

our disclosed metrics, our

methodologies and related disclosures,

which may be

substantial, as well as changes

to the metrics we disclose.
›

Refer to our Sustainability

Report 2022, available

under “Annual reporting“

at
ubs.com/investor s, for more information

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   212
Build a diverse, equitable

and inclusive workplace
Our diversity, equity and inclusion (DE&I)

strategy and initiatives focus

on a wide range

of characteristics including gender,
gender

identity, sexual

orientation,

ethnic diversity,

disabilities,

age,

and

veteran status,

along

the entire

employee life
cycle. Our businesses aim to

hire individuals with strong potential along with

diverse skills, backgrounds and perspectives.
We invest

in the

development of

all employees

and give

them the

visibility and

opportunities to

realize their

potential,
and implement Group

-wide divisional and

regional initiatives that

support their

career growth.

These efforts collectively
support the progress

towards achieving our DE&I aspirational goals.

For example, our partnerships

with the Investments
and

Wealth

Institute

(the

IWI)

and

Kaplan

Financial

Education

in

the

US

provide

scholarships

for

diverse

Wealth
Management professionals

at UBS to pursue

industry certifications in

investment management,

private wealth advisory,
retirement management and financial planning

.

Our leaders and employee networks are

essential in our work to build a
sense of belonging and to

advance our goals.
We

have an ongoing

focus on the importance of inclusive

leadership skills, ensuring

equity in our policies and practices,
and

increasing

the

representation

of

women

and

ethnic

minority

employees.

We

take

a

multi-faceted

approach

that
considers recruitment, development and belonging perspectives. For example, we support flexible working arrangements
that benefit current employees and help us attract

a more diverse pool of applicants. We also assess executive candidates for inclusive leadership competencies.
In

2020,

we

outlined

our

intention

to

increase

our

female

and

ethnic

minority

representation,

especially

among
management, and we have made

steady progress toward

achieving those aspirations. Women now

account for 41% of
our workforce and 27.8%

of our Director-level and above population.

At the same time,

42% of our GEB members

are
female. Due to variations

in legal requirements

and historical progress,

we continue to take a

country-specific approach
to increasing our

representation of ethnic

minorities,

and we have

published aspirations for

the US

and the UK,

specifically.
In 2022, we increased the ethnic minority representation at Director level and above to 20.4% (in the US) and 23.0% (in
the UK).

Progress against these aspirations is considered in the

determination of the annual performance

award pool and included
in the sustainability objectives under

“Strategic & Growth” for the GEB,

as outlined in the table above.

›

Refer to the “People

and culture make

the difference“ section

of our Sustainability

Report 2022,

available under

“Annual
reporting” at ubs.com/investors
, for more information

about DE&I

Performance award pool

funding
Our

compensation
philosophy focuses
on

balancing
performance

with
appropriate   risk - taking ,
retaining

talented
employees

and

shareholder

returns.

Our

overall

performance

award

pool

funding

percentage

decreases

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

efficiency
.
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

regarding

the performance award

pool also

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

›

Refer to “2022

Group performance

outcomes” in

the “Group compensation”

section of this

report
›

Refer to the “Group

performance” section

of our Annual

Report 2022 for more

information

about our results

Performance award pool funding process – illustrative overview

Financial performance
Risk adjustment
Quantitative and qualitative adjustments
Consultation of Group CEO with GEB members
Compensation Committee / BoD governance and decision
1
Business division financial performance
2
Risk-adjusted business division performance award pool
3
Business division measures
Qualitative, risk, regulatory and sustainability assessment
Relative performance versus peers
Market position and trends
4
Recommended business division performance award pools
5
Final Group performance award pool

1	**Business division financial performance**	The starting point for the funding process is the business division financial performance, which may be adjusted for items that are not reflective of the underlying business division performance.
2	**Risk-adjusted business division performance award pool**	Predetermined business division-specific funding rates are applied to risk-adjusted performance, which excludes items that are not reflective of the underlying business performance.
3	**Business division measures**	Each division is assessed based on specific measures (e.g., net new fee-generating assets, return on attributed equity).
	Qualitative, risk, regulatory and sustainability assessment	Decision making considers the firm's risk profile and the extent to which operational risks and audit issues have been identified and resolved. Diversity, equity & inclusion and other ESG metrics, the impact of litigation and regulatory costs are also considered. The Risk and Compliance functions support our holistic reflection and consideration of the financial and non-financial impact (including reputation) of risk matters.
	Relative performance versus peers	Performance is assessed relative to our peers, including financial performance, returns and relative total shareholder return.
	Market position and trends	Market intelligence, based on external advisors, helps assess the competitiveness of our pay levels and compensation structure. It also provides a prospective view of market trends in terms of absolute compensation levels, compensation framework and industry practice.
4	**Recommended business division performance award pools**	The business division performance award pool determination process, based on quantitative and qualitative assessments, results in a proposal from the Group CEO (after consultation with the GEB) to the Compensation Committee for consideration.
5	**Final Group performance award pool**	The Compensation Committee considers the proposal in the context of the factors outlined above and verifies it is in line with our strategy and our Total Reward Principles to create sustainable shareholder value and support our growth ambitions. The Committee may alter the proposal of the Group CEO (upward or downward including proposing a zero award) before making its final proposal to the BoD.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   213

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   214
Compensation for GEB members
GEB compensation framework
In

2022,

we

made

no

changes

to

our

GEB

compensation

framework.

The

chart

below

illustrates

the

compensation
elements, pay

mix and

key features

for GEB

members. Of

the annual

performance award,

20%

is paid

in the

form of
cash and

80% is deferred over

a period

of five years,
1

with 50%

of the annual

performance awards

granted under

the
Long-Term

Incentive Plan (the LTIP

)

and 30% under

the Deferred Contingent Capital Plan (the

DCCP).
›

Refer to “Our deferred

compensation plans”

in the “Group compensation”

section of this

report for more information

›

Refer to the “Group

Compensation”

section of this

report for more information
›

Refer to “Regulated

staff”

in the “Supplemental

information” section

of this report for

more information

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   215
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

Notice period between

six and twelve months
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

The total number

of UBS shares

held by a GEB

member consists of

any vested or unvested

shares

and any
privately held

shares.

At the

end of

2022,

all GEB

members met

their share

ownership

requirements,

except for

those
appointed within the last three

years,

who still have time to build

up and meet the required

share ownership.
As

of

31 December

2022,

our

GEB

members

held

shares

with

an

aggregate

value

of

approximately

USD 154m,
demonstrating their commitment to

our strategy and alignment with

shareholders.

Share ownership requirements
Group CEO min. 1,000,000 shares
Must be built up within five years

from their appointment and retained throughout
their tenure
Other GEB members min. 500,000 shares
GEB base salary and role

-based allowance
Each GEB member

receives a

fixed base

salary, which is

reviewed annually

by the Compensation

Committee. The

2022
annual

base

salary for

the

Group

CEO

role

was

CHF 2.5m

and

has

remained

unchanged

since

2011.

The

other

GEB
members each received a base salary of CHF

1.5m

(or local currency equivalent), also

unchanged since 2011.
Over the course of 2022, one GEB member

held a UK Senior Management Function (SMF)

role for one of our UK entities.
In addition to base salary,

a role-based allowance was part of

the fixed compensation.
At

the

AGM,

shareholders

are

asked

to

approve

the

maximum

aggregate

amount

of

fixed

compensation

for

GEB
members for the following financial

year.

›

Refer to the “Supplemental

information” section

of this report for

more information

about Material

Risk Takers (MRTs)

and SMFs
›

Refer to the “Say-on-pay”

section of this

report for more information

about

the AGM vote

on fixed compensation

for the GEB
Caps on the GEB performance award

pool
The size of the

GEB performance award pool may

not exceed 2.5% of

the Group’s profit before tax.

This limits the overall
GEB compensation based on

the firm’s profitability.
For 2022,

the Group’s profit before tax was USD 9.6bn and the total GEB performance award pool was CHF

81.1m. The
GEB performance award pool

was 0.9% of Group profit before tax, well below

the 2.5% cap.
In

line

with

the

individual

compensation

caps

on

the

proportion

of

fixed

pay

to

variable

pay

for

all

GEB

members
(introduced

in

2013),

the

Group

CEO’s

granted

performance

award

is

capped

at

five

times

his

fixed

compensation.
Granted performance

awards of

other GEB members are

capped at

seven times their fixed

compensation (or

two times
for GEB

members who

are also

MRTs).

For

2022,

performance awards

granted

to

GEB members

and

the

Group

CEO
were,

on

average,

3.5

times their

fixed compensation

(in

Swiss

franc terms,

excluding

one-time

replacement

awards,
benefits and contributions to retirement plans).
›

Refer to “Performance

award pool funding”

in the “Compensation

philosophy and governance”

section of this report for

more
information

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   216
GEB employment contracts
GEB members’ employment

contracts do not include severance

terms or supplementary

pension plan contributions

and
are

subject

to

a

notice

period

of

between

six

and

twelve

months.

A

GEB

member

leaving

UBS

before

the

end

of

a
performance year

may be

considered

for a

performance award.

Such awards

are subject

to approval

by the

BoD,

and
ultimately by the shareholders

at the AGM.
Benchmarking for GEB members
When

recommending

performance

awards

for

the

Group

CEO

and

the

other

GEB

members,

the

Compensation
Committee

reviews

the

respective

total

compensation

for

each

role

against

a

financial industry

peer

group.

The

peer
group

is selected based

on comparability of their

size, business

mix, geographic

presence and

the extent to

which they
compete with

us for

talent. The

Compensation

Committee considers

our peers’

strategies, practices

and

pay levels,

as
well

as

their

regulatory

environment;

it

also

periodically

reviews

other

firms’

pay

levels

or

practices,

including

both
financial and non-financial sector peers,

as applicable. The total compensation for a

GEB member’s specific role considers
the compensation

paid

by our

peers for

a

comparable

role and

performance within

the context

of our

organizational
profile. The Compensation

Committee periodically reviews and

approves the peer group

composition.
The table below presents the composition of our peer group as approved by the Compensation

Committee for the 2022
performance year.

Bank of America Goldman Sachs
Barclays HSBC
BlackRock JPMorgan Chase
BNP Paribas Julius Baer
Citigroup Morgan Stanley
Credit Suisse Standard Chartered
Deutsche Bank State Street

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   217
GEB performance assessments
We

assess

each

GEB

member’s

performance

against

a

set

of

Group

financial

targets,

non-financial

objectives

and
Behaviors. Under the non-financial objectives,

we maintained the categories introduced

in 2021: Core Job (which covers
job-specific, risk and people objectives)

and Strategic & Growth (which covers strategy,

digital, and environmental, social
and governance

(ESG) objectives). Th

is approach

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
our

strategic

plan

and

our

competitors,

and

considers

the

Group

CEO’s

proposals.

The

Compensation

Committee’s
proposals are subject to approval

by the BoD.
The

Compensation

Committee, and

then

the

full

BoD,

follows

a

similar

process

for

the

Group

CEO,

except

that

the
proposal comes from the Chairman

of the BoD.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   218
Overview of performance

assessment measures
We

apply

a

range

of

quantitative

measures

to

assess

GEB

member

performance

against

financial

and

non-financial
objectives

while

Behaviors

are

assessed

qualitatively.

The

table

below

provides

a

summary

of

the

main

metrics

and
measures used for 202

2.
Financial measures
(60%)
–

Reported Group profit

before tax
–

Reported Group cost / income

ratio
–

Reported Return on CET1 capital
Non-
financial
measures
(30%)
Strategic &
Growth
Strategy –

Progress on

Group-wide transformation initiatives
–

Delivery on division-

/ function-specific strategic programs and initiatives
Digital –

Progress on digital

transformation initiatives
–

Delivery of digital offering and user

experience for clients
ESG –

Refer to the ”Our aspirational

goals and progress”

table in the ”Environmental, Social and Governance
considerations”

section of this report
Core Job

Job-specific –

Business-specific criteria,

such as net new investable asset targets and client

engagement-level objectives
–

Operating income growth

targets for specific client segments and total cost goals
–

Post-stress CET1 objectives and

capital ratio guidance
–

Execution progress

regarding key client and internal initiatives;

e.g., cross-divisional collaboration
initiatives, efficiency and

cost-saving initiatives
Risk –

Operating within risk appetite

constraints
–

Progress to delivering on

risk reduction initiatives
People –

Employee listening / sentiment

results and feedback
–

Progress toward meet

ing 2025 ambitions

for female representation and

for ethnic minority
representation in

the US and the UK at Director and above levels

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
objectives

related

to

Core

Job,

Strategic

&

Growth

and

Behaviors.

The

achievement

score

represents

the

maximum
percentage, and the Compens

ation Committee may apply downward adjustments.

Non-financial measures
Needs focus Good contribution Excellent contribution
Achievement score: up

to 33%
Achievement score: up

to 66%
Achievement score: up

to 100%
Behaviors
Needs focus Expected behavior Exemplary behavior
Achievement score: up

to 33%
Achievement score: up

to 66%
Achievement score: up

to 100%

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   219
2022 performance for the Group CEO
The

performance

award

for

the

Group

CEO

is

based

on

the

achievement

of

financial

performance

targets

and

non-
financial objectives related to Core

Job, Strategic & Growth and Behaviors,

as described earlier in this section.
These objectives were set to reflect the strategic

priorities determined by the Chairman

and the BoD.
›

Refer to “GEB compensation

framework”

in this section

of this report for more

information
Performance assessment for the Group

CEO
The

BoD

recognized

that

Ralph

Hamers

successfully led

UBS

through

a

challenging

year and

delivered

good

financial
results

despite

significant

headwinds

due

to

geopolitical

and

macroeconomic

developments.

In

this

environment,

he
focused the firm on maintaining client momentum and the disciplined execution of our strategy across regions to deliver
the benefits of our geographic diversification. Furthermore, the resulting growth enabled us to achieve a performance in
line

with

our

2022

targets.

In

addition,

our

strong

capital

position

enabled

us

to

return

USD 7.3bn

of

capital

to
shareholders for the 2022

financial year.
Furthermore, Mr. Hamers effectively

led the Group through

the challenging and volatile risk environment and

continued
to promote

an effective

risk culture

throughout

the o

rganization. He

also kept

the firm

focused

on

risk reduction

and
operating within our risk appetite.
Additionally,

the BoD

acknowledged

that Mr.

Hamers continued

to be

a strong

ambassador for

the drive

to make

our
organization

more digital.

He continued

to increase

the Group’s

focus on

technology as

a differentiator

for our

clients
and employees,

achieving important progress

on our technology

initiatives and agile

transformation that

benefit clients
and employees.
Mr. Hamers successfully

continued to

focus the Group

on delivering on

its diversity, equity and

inclusion (DE&I)

strategy
and initiatives. Important

progress was made

in our diversity and

ethnicity ambitions

and it remains a key

area of focus.
He also

successfullly managed Group Executive

Board (GEB) transitions that

rejuvenated

the GEB

and increased the

female
ratio on the GEB to 42%.
Mr.

Hamers

continued

to

demonstrate

strong

leadership

and

focus

on

delivering

the

Group’s

sustainability

strategy,
including the commitment to net zero. He continued to focus

the organization to deliver on the ambitions in the

key ESG
focus

areas

including

a

reduction

of

11%

in

scope

1

and

2

emissions

year

on

year,

partnering

with

two

pioneering
companies

on

CO
2

removal,

supporting

clients

with

USD 268bn

invested

assets

in

sustainability-focused

and

impact
investments. As a result, UBS

retained its position amongst

the leaders in the field

,

as evidenced by the ratings

from the
most important independent

sustainability rating agencies.
The table below illustrates the assessment

criteria used to evaluate the

achievements of Mr. Hamers in

2022.
Financial performance
Weight Performance measures 2022
targets
2022

results
Achieve-
ment
2
Weighted
assess-
ment
2022

commentary
20%
Reported Group PBT
USD 9.8bn USD 9.6bn 97.6% 19.5% –

Profit before

tax (PBT) increased to USD 9.6 bn,
slightly below target but up from

2021 and the
highest annual result since 2006,

reflecting good
profitability in a challenging

market.

20%
Reported Group C/I ratio
70 to 73%
1
72.1% 100%
3
20.0% –

The cost / income (C/I) ratio

was 72.1%, in line with
the 2022 performance target range and

an
improvement of 1.5 percentage

points compared
with 2021. This demonstrates

good cost discipline in
an inflationary environment.
20%
Reported RoCET1
15 to 18%
1
17.0% 100% 20.0% –

Delivered strong

capital returns with a return on CET1
capital (RoCET1) of 17.0%, in

line with the 2022
performance target range

.
1

The return on CET1 capital and cost

/ income ratio performance targets reflect externally communicated target ranges. The determination of the achievement is based on specific target levels defined
within the indicated target ranges.

2

Achievement score capped at

100%.

3

For the assessment of the cost /

income ratio, each 1% difference between

actual and target affects the

score by 10%.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   220
Performance assessment for the Group

CEO (continued)

Non-financial performance and

Behaviors
Weight Performance
measures
Achieve-
ment
Weighted

assess-
ment
2022

commentary
30% Good
contribution
(66%)
20% –

The evaluation of each non

-financial objective considers
quantitative metrics

that are
assessed against internal targets /

plan.
Core Job
(Job specific,
Risk, People)
Core Job
–

Good client momentum in a

challenging market environment and maintained

strong focus
on managing our costs
–

Active capital management to

protect our business, enable growth and

deliver attractive
returns including executing USD

5.6bn in share buybacks
–

Operated within risk appetite constraints
–

Improved
employee listening / sentiment

results across key categories
–

Successfully managed effective

leadership transitions in GEB
–

Continued focus on people diversity

,

with the
ratio of female leaders increased to 28%
,
on track to meet the 2025 target;

stayed on track toward the 2025 ambition

for ratios of
UK (23%) and US (20%)

employees from

ethnic minorities

Strategic &
Growth
(Strategy,

Digital,
ESG)
Strategic & Growth
–

Embedded our purpose into

the organization and executed

on the strategic imperatives,
including executing across

regions and delivering benefits of geographic

diversification.
–

Focused the Group

to deliver
simplification
initiatives,

making it easier for our businesses
to deliver for our clients.
–

Progressed our technology

initiatives and agile transformation
with new launches of
key products such as

Key4 in Switzerland, Circle One, and

WE.UBS in China and
approximately 18,500 employees

operating in an
agile

work environment

–

See
ESG

metrics and progress in separate

table in this report
10%
Behaviors
(Accountability
with integrity,
Collaboration,
Innovation)
Expected
behavior
(66%)
7%
The assessment of the Behavior

objectives is
qualitative

and has resulted in the following
summary assessment:
–

Mr. Hamers

continued to be a
role model
in accountability and empowerment in the
organization. He remained

the most important ambassador of
collaboration

to deliver the
whole firm to our clients.
–

Mr. Hamers
exemplifies innovation

in UBS. He continued the successful digitalization
through new ways of working and
continuously promoted innovative thinking

and
simplification.
Total

weighted assessment
(maximum 100%)
86.5%

In

addition

to

the

overall

2022

Group

performance

and

Mr.

Hamers’s

achievements

outlined

above,

the

BoD

also
considered other

factors, such as

the Group’s good

profitability, UBS’s performance

in context

of the underlying

results
and

the

strong

relative

share

price

performance.

For

context,

as

outlined

in

our

compensation

report

last

year,
Mr. Hamers’s

2021

performance award

was additionally

impacted by

the significant

risk event

related to

a loss

from a
US-based client of

our prime brokerage

business. The

2022 proposal

considers a year-on-year change

that reflects pay-
for-performance and does not carry forward the 2021

impact over multiple years.
The

BoD

approved

the

proposal

by

the

Compensation

Committee

to

grant

Mr.

Hamers

a

performance

award

of
CHF 9.7m,

resulting

in

a

total

compensation

for

2022

of

CHF 12.2m

(excluding

benefits

and

contributions

to

his
retirement benefit plan).
Aligned with the

GEB compensation framework,

the Group CEO’s

performance award will

be delivered

20% (CHF 1.94m)
in cash and the

remaining 80%

(CHF 7.76m) subject to deferral

and forfeiture provisions, as well

as meeting performance
conditions over the next five years.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   221
2022 total compensation

for the GEB members
The 2022

GEB performance award

pool is

CHF 81.1m,

which is an

increase of 2%

in Swiss franc terms

and a

decrease
of 3% in US dollar terms. Adjusted for the direct impact of the 2021 loss event on specific GEB members, the 2022

GEB
pool is down

approximately 5% in Swiss franc terms or a

decrease of 10%

in US dollar terms, which

is aligned with the
Group pool development. This pool also considers

the impact of

changes in GEB composition and

foreign exchange rates.
This outcome reflects the solid performance of the GEB as demonstrated by the strength of our share price and the good
performance

of

the

Group

in

a

challenging

market

environment,

achieving

our

returns

and

efficiency

targets

on

a
reported basis,

while also considering our underlying

reported results.
At the 2023 AGM, shareholders will vote

on the aggregate 2022 total variable compensation for the GEB in Swiss francs.
The tables below provide

the awarded compensation

for the Group CEO

and the GEB members in Swiss

francs and, for
reference,

the

total

amounts

in

US

dollars

for

comparability

with

financial

performance.

The

individual

variable
performance awards for each GEB member

will only be confirmed upon

shareholder approval at the AGM.
›

Refer to “Deferred

compensation” in

the “Supplemental

information” section

of this report for

more information about

the
vesting of outstanding

awards for GEB

members
›

Refer to “Provisions

of the Articles of

Association related

to compensation”

in the “Supplemental

Information” section

of this
report for more information

Audited |
Total

compensation for

GEB members
CHF,

except where indicated
USD (for reference)
1
For the
year Base salary
Contribution
to retirement
benefit plans Benefits
2
Total fixed
compensa-
tion Cash
3
Performance
award
under LTIP
4
Performance
award
under
DCCP
5
Total
variable
compensa-
tion
Total fixed
and vari-
able com-
pensation
6
Total fixed
compensa-
tion
Total
variable
compensa-
tion
Total fixed
and vari-
able com-
pensation
6
Group CEO Ralph Hamers (Highest

Paid Executive excluding replacement

awards)
11
2022 2,500,000 242,239 198,378 2,940,617 1,940,000 4,850,000 2,910,000 9,700,000 12,640,617 3,050,684 10,063,071 13,113,755
2021 2,500,000 246,415 251,856 2,998,271 1,700,000 4,250,000 2,550,000 8,500,000 11,498,271
Aggregate of all GEB

members (excluding replacement awards)
7,8,9,10,11,12
2022 23,318,410 1,796,872 693,473 25,808,756 16,220,000 40,550,000 24,330,000 81,100,000 106,908,756 26,774,777 84,135,571 110,910,348
2021 24,853,521 2,064,009 1,179,512 28,097,041 15,950,000 39,875,000 23,925,000 79,750,000 107,847,041
1 Swiss franc

amounts

have been translated

into US

dollars for

reference at

the 2022 performance

award currency

exchange rate

of CHF /

USD 1.037430.

2 All benefits

are valued

at market

price.

3 For GEB
members who are also

MRTs or S

MFs, the cash

portion includes blocked

shares.

4 LTIP

awards for performance

year 2022 were

awarded at a

value of 71.45%

of maximum

which reflects

our best estimate

of the
fair value of the

award. The

maximum number

of shares is determined

by dividing the

awarded amount

by the estimated

fair value of

the award at

grant, divided

by CHF 20.092 or

USD 21.790, the average

closing
price of UBS shares over the last ten

trading days leading up to and

including the award

date in February.

5 The amounts reflect

the amount of the notional additional

tier 1 (AT1) capital instrument

excluding future
notional interest.

6 Excludes the portion

related to the legally

required employer’s

social security contributions

for 2022

and 2021, which

are estimated at grant

at CHF 4,675,424

and CHF 4,997,243,

respectively,
of which CHF 841,402

and CHF 763,059,

respectively, are

for the highest

-paid GEB member (excluding

replacement awards).

The legally required

employees’ social security

contributions are included

in the amounts
shown in the table above, as

appropriate.

7 As stated in “Group Executive

Board” in the “Corporate governance”

section of our Annual

Report 2022, twelve

GEB members were in office on 31 December

2022 and
31 December 2021.

8 Includes compensation paid under employment contracts

during notice periods for GEB members who stepped

down during the respective years.

9 Includes compensation for

newly appointed
GEB members for their

time in office

as GEB members during

the respective

years.

10 Base

salary may include

role-based allowances

in line

with market

practice in response

to regulatory

requirements.

11 The
2022 total compensation

of Sarah Youngwood,

Group CFO,

including both

the one-time

replacement awards

of her compensation

forfeited upon

joining UBS

as well as

her compensation for

the 2022 performance
year, amounts to a total of CHF 13,475,863

(which makes her the highest

paid executive including replacement

awards).

12 For 2022, the one-time

replacement awards

of CHF 7,206,683 for Sarah Youngwood

and
CHF 65,229 for Naureen

Hassan are not included

in the above table;

including these,

the 2022 total

aggregate compensation

of all GEB members

is CHF 114,180,668.

For 2021, the

one-time replacement

award of
CHF 7,081,474 for Barbara Levi

is not

included in the above

table; including this, the

2021 total aggregate

compensation of all GEB

members is CHF 114,928,515.
▲

Total realized compensation for the

Group CEO
The realized compensation

for the Group CEO

reflects the total amount

paid out

in the year. It includes

the base salary,
cash performance award payments,

and all deferred performance

awards vested in the

year. As such, realized pay is

the
natural culmination of awards

granted and approved by

shareholders in previous years.
To illustrate

the effect of

our long

-term deferral approach,

which has

been in place

since 2012,

we disclose

the annual
realized compensation of Mr.

Hamers, including a comparison with his

total awarded compensation.

Total

realized compensation

vs awarded

compensation for

Ralph A.J.G Hamers
CHF Realized Awarded
For the year Base salary Cash award
2
Performance
award under
equity plans
2
Performance
award under
DCCP
2
Total realized
fixed and variable

compensation
Total awarded
fixed and variable
compensation
3,4
2022

2,500,000

1,700,000

0

0

4,200,000

12,200,000
2021

2,500,000

600,000

0

0

3,100,000

11,000,000
2020
1

833,333

0

0

0

833,333

3,833,333
1 Includes compensation for 4 months as Ralph

A.J.G. Hamers joined

UBS on 1 September 2020.

2 Excludes dividend / interest

payments.

3 Excludes contributions to retirement

benefit plans and benefits.

Includes
social security contributions

paid by Ralph

A.J.G.

Hamers but

excludes the

portion related

to the

legally required

social security

contributions paid

by UBS.

4 Excludes

the one-time

replacement award

granted in
2020.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   222
Group compensation
Compensation elements for all employees
All elements

of

pay are

considered

when

making our

compensation

decisions.

We

regularly

review

our principles

and
compensation framework

in order

to remain competitive

and aligned

with stakeholders. In

2022, we made

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

may receive a role

-based allowance. This
allowance

is

a

shift

in

the

compensation

mix

between

fixed

and

variable

compensation,

not

an

increase

in

total
compensation. It

reflects the

market value

of a

specific role

and is

fixed, non

-forfeitable compensation.

Unlike salary,

a
role-based allowance is

paid only if

the employee is

in a

specific role. Similar to

previous years, 2022

role-based allowances
consisted of a cash portion and,

where applicable, a blocked UBS share

award.
Pensions and benefits
We

provide

a

range

of

benefit

plans,

such

as

retirement

benefits

and

health

insurance,

aiming

to

provide

financial
protection

in case

of significant

life events,

and

support our

employees’ well-being

and

diverse needs.

Retirement and
other benefits are set in the

context of local market practice and

regularly reviewed for

competitiveness.

Pension

plan

rules

in

any

one

location

are

generally

the

same

for

all

employees,

including

GEB

members

and

other
management. There are no

enhanced or supplementary pension

contributions for the GEB.

Performance award
Most of our employees are eligible

for an annual performance award.

The level of this award, where applicable, generally
depends

on

the

firm’s

overall

performance,

the

employee’s

business

division,

team

and

individual

performance,

and
behavior,

reflecting

their

overall

contribution

to

the

firm’s

results.

These

awards

are

in

line

with

applicable

local
employment conditions and

at the discretion of the firm.
In

addition

to

the

firm’s

Pillars

and

Principles,

Behaviors

related

to

Accountability

with

integrity,

Collaboration

and
Innovation

are part

of the

performance

management

approach.

Therefore,

when

assessing performance,

we

consider
not only what was achieved but

also how it was achieved.
Our deferred compensation plans
Underlining

our emphasis

on

sustainable

performance

and

risk management

,

and

our

focus on

achieving our

growth
ambitions,

we deliver

part of

our employees’

annual variable

compensation

through deferred

compensation plans

.

We
believe that

our approach,

with a

single incentive

decision and

a mandatory

deferral,

is transparent

and well

suited to
implementing

our

compensation

philosophy

and

delivering

sustainable

performance.

This

aligns

the

interests

of

our
employees and shareholders

and appropriately links compensation

to longer-term sustainable

performance.

Our mandatory
deferral

approach
  applie s to
all

employees

with

regulatory
-
driven

deferral

requirements

or

total
compensation

greater

than

USD

/ CHF

300,000.

Certain

regulated

employees,

such as

Senior Management

Functions
(SMFs) and Material Risk Takers

(MRTs),

are subject to additional requirements (e.g., more stringent deferral requirements and additional blocking

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
We believe

our deferral

regime

has one

of

the longest

vesting

periods

in the

industry.

The weighted

average

deferral
period

for non

-regulated employees

is 4.4

years for

GEB members

and

is 3.5

years for employees

outside

of the

GEB.
Additionally, from

time to

time,

we may

utilize alternative

deferred compensation

arrangements to

remain competitive
in specific business areas.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   223
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
Report 2022 for more

information
›

Refer to the “Supplemental

information” section

of this report

for more information

about MRTs and SMFs

Long-Term Incentive Plan
The Long-Term

Incentive Plan

(the LTIP

)

granted

for 2022

performance is a

mandatory deferral

plan for

GEB members.
For the 2022

performance year,

we awarded

LTIP

to 14 GEB

members in office

during

2022,

at a fair value

of 71.45%
of the

maximum. The value

was calculated by

an independent third party

using a well-established valuation methodology.

The performance metrics

of the share

-based LTIP awards

are average return

on CET1 capital (RoCET1)

and relative total
shareholder return

(rTSR) over a

three-year performance

period starting

on 1

January in the year

of grant.

Performance
outcomes and actual payout levels will be

disclosed at the end of the performance

period.
The three

-year average

RoCET1

performance metric

reflects

our strategic

return

ambitions and

considers our

financial
targets, as well as our cost of capital as outlined

below:
–

the required RoCET1 performance for a maximum payout is set at 18%, which represents the upper end of our target range, without encouraging

excessive risk-taking;
–

the

required

performance

threshold

for

the

minimum

payout

is

8%
,   t
he

mid
-
point

of

the

payout

thresholds
appropriately reflects our cost of equity

;

and
–

the

linear

payout

design

between

threshold

and

maximum level

supports

our

growth

ambitions

and

our

focus

on
delivering sustainable performance without

encouraging excessive risk-taking.

The

rTSR

performance

metric

over

the

three-year

period

further

aligns

the

interests

of

employees

with

those

of
shareholders:
–

the metric compares the total sharehol

der return (the TSR)

of UBS with the TSR of an index consisting of listed Global
Systemically Important Banks (G-SIBs)

as determined by the Financial Stability Board

(excluding UBS Group);
–

the G-SIBs are

independently defined

and reflect companies with

a comparable

risk profile

and impact on

the global
economy;
–

the index, which includes publicly traded G-

SIBs, is equally weighted, calculated

in Swiss francs and maintained by an
independent index provider,

so as to ensure independence

of the TSR calculation; and
–

the payout

interval of ±25

percentage points

versus the index

performance demonstrates

our ambition

of delivering
attractive

relative

returns

to

shareholders.

The

linear

payout

and

the

threshold

level

set

below

index

performance
further support sustainability of results and

appropriate risk-taking.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   224
Global Systemically Important Banks

(G-SIBs) that are listed companies
1
Agricultural Bank of China Goldman Sachs Santander
Bank of America Groupe Crédit Agricole Société Générale
Bank of China HSBC Standard Chartered
Bank of New York

Mellon
ING State Street
Barclays ICBC Sumitomo Mitsui FG
BNP Paribas JPMorgan Chase
Toronto

-Dominion
China Construction Bank Mitsubishi UFJ FG UniCredit
Citigroup Mizuho FG Wells Fargo
Credit Suisse Morgan Stanley
Deutsche Bank Royal Bank of Canada
1

As of November 2022.

Excludes UBS Group.
Dividend equivalents (granted where

applicable regulation permits)

are subject to the

same terms as the underlying

LTIP
award.
LTIP award

s

reflect the

long-term focus

of our

compensation

framework. The

final number

of shares

as determined

at
the end

of the

three-year performance

period

will vest

in three

equal

installments in

each of

the three

years following
the performance period for GEB members (i.e., years 3, 4

and 5 after grant), although longer deferral periods may apply for regulated employees).
LTIP payout illustration
–

The final number of notional
shares vesting will vary based

on
the achievement versus the
performance metrics.
–

Linear payout between threshold
and maximum performance.
–

Achievement levels are a
percentage of the maximum
opportunity of the LTIP

and
cannot exceed 100%.
–

Full forfeiture for performance
below the predefined

threshold
levels.
–

UK Senior Management Function
holders (SMFs) and UK Material
Risk Takers

(UK MRTs)

are subject
to an additional non-financial
metric based on a conduct
assessment with a potential
downward adjustment of

up to
100% of the entire award.
Performance metric:

average RoCET1 (50% of award)
Below threshold (<8%)
Threshold (8%) up to
maximum (<18%)
Maximum and above (>18%)
Full forfeiture
(payout 0%)
Partial vest
(payout between 33% and <100%)
Full vest
(payout 100%)
Performance metric:

rTSR vs G-SIBs index (50% of award)
Below threshold (<–25 ppts)
Threshold (–25 ppts) up to

maximum (+25 ppts)
Maximum and above (>

+25 ppts)
Full forfeiture
(payout 0%)
Partial vest
(payout between 33% and <100%)
Full vest
(payout 100%)
Performance achievement

of the 2019 LTIP granted in 2020
The 2019 LTIP was granted

in 2020 (for 2019 performance) at a fair value of 62.25%

of a maximum of 100%. The final
performance

achieved

is

98%

of

a

maximum

of

100%.

This

achievement

reflects

the

outcome

of

the

two

equally
weighted performance metrics, RoCET1 and rTSR,

both measured over

the three-year performance period from

1 January
2020

to 31 December 2022.

The achievement level

of this 2019

LTIP award (granted

in 2020)

applies to 8

current GEB
members and 102 other

plan participants.
We achieved

a three-year average

RoCET1

performance of

17.3% against

the performance

range of

6% to

18%, and
an

rTSR

outperformance

of

+50.9 percentage

points

versus

the

index

of

listed

Global

Systemically

Important

Banks
(G-SIBs). No

adjustments, pandemic-related

or otherwise,

were made

in the assessment of

the performance conditions.
For

context,

at

the

time

when

the

LTIP

was

introduced,

our

communicated

ambition

for

RoCET1

was

12–15%.

This
ambition level has since been updated

and was raised to 15–18%, as

communicated in February 2022.

For GEB members, the first of the three equal installments of the 2019 LTIP vested on 1 March 2023 and the second and third installments will vest in March 2024

and 2025;

while for selected senior management, the 2019 LTIP cliff vested on
1 March 2023

(later dates may apply for

regulated employees). For

context,

and as outlined

in our 2019

Compensation
Report, up to CHF 7.3

m, or 30%, of the 2019 LTIP awards at grant for GEB members

active in March 2017 continue

s

to
be at risk

and directly linked

to the final

resolution of the

French cross-border

matter. In

addition, a malus clause

allows
the

Compensation

Committee

to

assess

any

new

information

that

becomes

available

in

the

future

in

relation

to

the
matter and

for the affected

GEB members, and

to retrospectively reduce

any undelivered

2019 LTIP

award by up

to the
full amount if

any new

information would have

impacted our compensation

decision in 2019.

This matter continues

to
be ongoing and, once resolved, the final outcome will be reflected in the final amounts delivered to relevant current and
former employees.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   225
Performance achievement

for the 2019 LTIP awarded in 2020

Equity Ownership Plan

/ Fund Ownership Plan
The Equity Ownership Plan (the

EOP) is the deferred compensation plan

for employees outside of

the GEB that are subject
to deferral requirements.

For the 2022

performance year,

we granted EOP awards to

4,458 employees.

Delivering sustainable results

is a key

objective for UBS.

Our EOP

creates a

direct link with shareholder

returns as a

notional
equity award

and has

no upward

leverage.

This approach

promotes growth

and sustainable

performance.

EOP awards
generally vest over three years.

In place of EOP, employees in investment areas

within Asset Management receive some

or all of their EOP in the form of
notional funds (the Fund Ownership Plan

(the FOP), previously named AM EOP) to align their compensation more closely with industry standards. This

plan is generally delivered in cash and

vests over three years.
›

Refer to “Vesting of outstanding

awards granted

in prior years subject

to performance metrics

and thresholds” in

the
“Supplemental

information” section

of this report

for more information
Deferred Contingent Capital

Plan
The

Deferred

Contingent

Capital Plan

(the

DCCP)

is

a key

component

of

our

compensation

framework and

supports
alignment of the interests of our

senior employees with those of our

stakeholders.
All employees subject to deferral requirements

receive DCCP awards.

For the 2022 performance year, we granted

DCCP
awards to 4,326 employees.
The DCCP is consistent with many

of the features of the loss-absorbing bonds that we issue to investors and may be paid
at vesting

in cash or,

at the discretion

of the firm,

as a perpetual,

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

in 2023

was 4.85%

for awards

denominated

in Swiss
francs and 7.80

%

for awards denominated

in US dollars.

These interest rates are

based on the

current market rates

for
similar AT1 capital instruments issued by UBS

Group.
Awards

are forfeited

if a

viability event

occurs

(i.e.,

if FINMA

notifies

the firm

that

the DCCP

awards

must be

written
down

to

mitigate

the

risk

of

an

insolvency,

bankruptcy

or

failure

of

UBS)

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
100% of

the award

is subject

to risk

of forfeiture.

The forfeiture

features of

DCCP create

a strong

alignment with

our
debt holders and

support the sustainability of the firm.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   226
Over the last

five years,

USD 2.0bn

of DCCP awards

have been

issued, contributing to

the Group’s

total loss-absorbing
capacity (TLAC). Therefore, DCCP awards not only support competitive pay but also provide a loss absorption buffer that
protects the

firm’s capital

position. The

following table

illustrates the

contribution of

the DCCP

to our

AT1

capital and
the effect on our TLAC ratio.
›

Refer to the “Supplemental

information” section

of this report for

more information

about performance

award and personnel-
related expenses
›

Refer to the “Supplemental

information” section

of this report

for more information

about longer

vesting and clawback

periods
for MRTs and SMFs

Contribution of the

Deferred Contingent

Capital Plan to our loss

-absorbing capacity
1
USD m, except where indicated 31.12.22 31.12.21
Deferred Contingent Capital

Plan (DCCP), eligible as high-trigger loss-absorbing

additional tier 1 capital
1,794 1,730
DCCP contribution to the total loss-absorbing capacity ratio

(%)
0.6 0.6
1 Refer to “Bondholder information”

at ubs.com/investors

for more information

about the capital instruments

of UBS Group AG a

nd UBS AG both on a

consolidated and a standalone

basis.

Other variable compensation components
To

support hiring and retention,

particularly at senior levels, we may offer

other compensation components

,

such as:
–

retention payments to key employees to induce

them to stay, particularly during critical periods for the

firm, such as a
sale or wind-down

of a business;
–

on

a limited

basis,

guarantees

that

may be

required

to attract

individuals with

certain

skills and

experience

– these
awards are fixed incentives subject to our

standard deferral rules and

limited to the first full year of employment;
–

awards

granted

to employees

hired

late in

the year

to replace

performance awards

that they

would

have earned

at
their previous employer, but have foregone by joining UBS – these awards are generally structured with the same level of deferral as for employees at a similar level

at UBS; and
–

in exceptional cases, sign-on awards

may be offered to

candidates to increase the chances

of them accepting our offer.
These other variable compensation

components are subject to a

comprehensive governance

process, which may involve
the Compensation Committee, depending

on the amount or type of such payments.
Employees outside

of the GEB

that are made

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

Conversely, to attract

external top talent,

market practice dictates that

we consider replacing their

forfeited compensation
from their

prior employer.

In select situations

and based

on careful

consideration,

we replace

the lost

compensation

of
senior hires.

The replacement awards

are subject to UBS’s

harmful acts provisions.

Their value is subject

to independent
review as part of the “Report of the

statutory auditor on the compensation

report”

to support the like-for-like nature of
the replacement and to confirm

that these awards do not represent sign-on

payments (i.e., there are no

“golden hellos”).
Based on a thorough

review of available

documentation, we aim to mirror

the type, conditions and

timing of the

forfeited
compensation,

based

on

actual

facts

and

circumstances.

Replacement

awards

can

include

cash

payments

and

/

or
deferred awards,

including EOP share

awards and DCCP

awards. Where payments

are made in

cash, there

is typically a
clawback period if

the employee leaves

UBS voluntarily within

12 months

of the start

of employment. The

replacement
awards do not

exceed the commercial or

fair value of the

compensation actually forfeited

by the individual

and, in case
of GEB

members, are

disclosed

transparently.

The total

2022

forfeitures of

USD 188m

of previously

awarded

deferred
compensation offset the 2022

total sign-on payments, replacement payments

and guarantees of USD 153

m.
In March

2022,

Sarah Youngwood

joined

the GEB

and succeeded

Kirt Gardner

as Group

CFO effective

16 May

2022.
Before joining UBS, Ms. Youngwood

was CFO for JPMorgan Chase Consumer & Community

Banking, CFO for Firmwide
Technology

and

CFO

for

Diversity &

Inclusion.

In

October 2022,

Naureen

Hassan

joined

the

GEB

and

succeeded Tom
Naratil in his role as President UBS Americas. She joined UBS from the Federal Reserve Bank of

New York, where she was
COO and First Vice President.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   227
Consistent

with

the

terms

of

the

compensation

forfeited

at

her

previous

employer,

Sarah

Youngwood

received
replacement awards

with a total

value of

CHF 7,206,683

,

consisting of an

EOP share award

representing

291,584 UBS
shares

(denominated

in

Swiss

francs),

and

replacement

of

cash

items.

The

deferred

portion

of

the

award

will vest

in
various installments between

2023 and 2026.

Similarly, Naureen Hassan received replacement

awards with a total value
of CHF 65,229,

consisting

of a deferred cash award (vesting in 2023) and replacement

of cash items. These replacement
awards reflect the different compensation

structures of the industries and

organizations we recruit from.

Sign-on payments, replacement

payments, guarantees

and severance

payments
Total 2022
of which: non-deferred
cash
of which: deferred
compensation
awards Total 2021 Number of beneficiaries
USD m, except where indicated 2022 2021
Total sign-on payments
1

0

0

0

0

1

0
of which: Key Risk Takers
2

0

0

0

0

0

0
Total replacement payments
3

110

28

82

119

452

463
of which: Key Risk Takers
2

32

10

22

43

19

13
Total guarantees
4

43

22

21

17

49

40
of which: Key Risk Takers
2

26

12

15

2

9

1
Total severance

payments
1,5

233

233

0

160

1,745

1,477
of which: Key Risk Takers
2

1

1

0

3

8

10
1 GEB members are

not eligible for sign

-on or severance

payments. Sign-

on awards exclude

one-time payments for

junior associate

hires into the Investment

Bank. Including these,

the 2022 and 2021

total sign-on
payments are USD 1m for

each respective year.

All one-time

payments for junior

associate hires

are subject to a 12

-month clawback condition.

Prior period information

has been adjusted to

exclude awards

granted
to employees

hired late in

the year.

2 Expenses

for Key

Risk Takers

are full-year

amounts for

individuals in

office on 31

December 2022.

Key Risk

Takers

as defined

by UBS, including

all employees

with a total
compensation exceeding USD

/ CHF 2.5m (Highly Paid

Employees).

3 Includes replacement

payments for two GEB

members in 2022

and for one GEB

member in 2021. Includes

awards granted

to employees hired
late in the year

to replace performance

awards that

they would

have earned at their

previous employers,

but have foregone

by joining UBS.

Prior period information

has been adjusted

to include awards

granted to
employees hired late in the year.

4 No GEB member received

a guarantee in 2022

or 2021.

5 Includes legally obligated

and standard severance

payments,

as well as payments in lieu

of notice.

Forfeitures
1
Total 2022 Total 2021
USD m, except where indicated
Total forfeitures

188

258
of which: former GEB members

3

23
of which: Key Risk Takers
2

12

8
1 For notional

share awards,

forfeitures

are calculated

as units forfeited

during the

year,

valued at

the share

price on

31 December

2022 (USD

18.67)

for 2022. The

2021 data

is valued

using the

share price

on
31 December 2021

(USD 17.87).

For LTIP

the forfeited

units reflect

the fair value

awarded at

grant. For

the notional

funds awarded

to Asset Managem

ent employees

under the EOP,

this represents

the forfeiture
credits recognized in 2022

and 2021. For

the DCCP,

the fair value

at grant of the

forfeited awards

during the year is

reflected. Numbers

presented may

differ from the effect

on the income statement

in accordance
with IFRS.

2 Key Risk

Takers as

defined by UBS, including

all employees with

a total compensation exceeding

USD / CHF 2.5m (Highly

Paid Employees)

and excluding former

GEB members

who forfeited awards in
2022 or 2021.
Employee share ownership
According

to

available

records

on

employee

shareholdings,

including

unvested

deferred

compensation,

as

of
31 December

2022,

employees

held

at

least

USD 4.6bn

of

UBS

shares

(of

which

approximately

USD 2.9bn

were
unvested), representing

approximately 7%

of our total shares issued

.
The Equity Plus Plan is our

employee share purchase

program. It allows

employees at Executive

Director level and

below
to voluntarily

invest up

to 30%

of their

base salary

and

/ or

regular commission

payments

to purchase

UBS

shares.

In
addition

(where

offered),

eligible

employees

can

invest

up

to

35%

of

their

performance

award

under

the

program.
Participation in

the program

is capped

at USD

/ CHF

20,000

annually.

Eligible employees

may purchase

UBS

shares

at
market price and

receive one additiona

l

share for

every three shares

purchased through

the program. Additional

shares
vest after a

maximum of three

years, provided

the employee remains employed

by UBS and

has retained the purchased
shares throughout the

holding period.
›

Refer to “Note 27

Employee benefits:

variable compensation”

in the “Consolidated

financial statements”

section of our

Annual
Report 2022

for more information
Compensation for US financial advisors in

Global Wealth Management
In line with market practice for US wealth management businesses,

the compensation for US financial advisors in Global
Wealth Management

consists of cash

compensation and

deferred compensation

awards, determined

using a

formulaic
approach based

on production.
The monthly

cash compensation

is determined

using

an

overall percentage

rate for

each financial

advisor.

It reflects

a
percentage

of

the

compensable

production

that

each

financial

advisor

generates

during

that

month.

Compensable
production is generally based

on transaction revenue

and investment advisory fees

and may reflect further

adjustments.
The

percentage

rate

generally

varies

based

on

the

level

of

the

production

and

firm

tenure,

supporting

growth

and
alignment with the investment strategy

and goals of our

clients.
Financial

advisors

may

also

be

granted

annual

deferred

compensation.

These

amounts

generally

vest

over

a

six-year
period.

The annual

deferred compensation

amount

reflects their

overall percentage

rate and

production,

as previously
outlined.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   228
Cash compensation

and deferred compensation

awards may

be reduced

for,

among other things,

errors, negligence or
carelessness, or failure to comply with the

firm’s rules, standards, practices and / or policies, and /

or applicable laws and
regulations.
Financial advisors

may also

participate

in

additional

programs

to

support

promoting

and

developing

their business

or
supporting the transition of

client relationships where

appropriate.

2022 Group performance outcomes
Performance awards granted

for the 2022

performance year

The “Variable

compensation” table

below shows

the amount

of variable

compensation

awarded to

employees for

the
2022

performance year, together with

the number

of beneficiaries for

each type

of award granted. In

the case

of deferred
awards,

the

final

amount

paid

to

an

employee

depends

on

performance

conditions

and

consideration

of

relevant
forfeiture provisions.

The deferred

share

award

amount

is based

on

the market

value

of these

awards

on

the date

of
grant.

Variable compensation
Expenses recognized
in the IFRS income
statement
Expenses deferred to
future periods
3
Accounting
adjustments
3,4
Total Number of beneficiaries
6
USD m, except

where indicated
2022 2021 2022 2021 2022 2021 2022 2021 2022 2021
Non-deferred cash

2,276

2,383

0

0

(18)

0

2,259

2,383

59,570

57,783
Deferred compensation awards

364

405

605

797

58

65

1,026

1,267

4,349

4,202
of which: Equity Ownership Plan

202

183

310

393

55

46

568

623

4,042

3,807
of which: Deferred Contingent Capital Plan

129

140

245

299

0

0

375

438

4,206

4,170
of which: Long-Term Incentive

Plan

11

54

30

50

3

18

43

122

14

117
of which: Fund Ownership Plan

21

29

20

56

0

0

41

84

295

374
Variable compensation –

performance award pool

2,640

2,788

605

797

40

65

3,285

3,650

59,590

57,793
Variable compensation –

financial advisors
1

3,799

4,175

1,290

1,097

0

0

5,089

5,272

6,245

6,218
Variable compensation –

other
2

169

191

237

215

(146)
5

(121)
5

260

285
Total variable compensation

6,608

7,155

2,131

2,109

(106)

(56)

8,634

9,207
1 Financial

advisor

compensation

consists

of cash

and

deferred compensation

awards and

is based

on compensable

revenues and

firm tenure

using a

formulaic

approach. It

also includes

expenses

related to
compensation commitment

s

with financial

advisors entered

into at

the time of

recruitment that

are subject to

vesting requirements.

2 Consists

of replacement

payments, forfeiture

credits, severance

payments,
retention plan payments and

interest expense related

to the Deferred

Contingent Capital Plan.

3 Estimates as of 31

December 2022 and 2021.

Actual amounts to

be expensed in future

periods may vary; e.g.,

due
to forfeiture of awards.

4 Represents estimated

post-vesting transfer

restriction and

permanent forfeiture discounts,

as well as currency

translation adjustments.

5 Included in expenses

deferred to future

periods
is an amount of USD 146m

(2021: USD 121m)

in interest expense

related to the Deferred

Contingent Capital

Plan. As the amount

recognized as performance

award represents the

present value of the

award at the
date it is granted to the employee,

this amount is excluded.

6 Excludes awards that

are part of other variable

compensation.
2022   performance award pool and expenses
The performance award pool,

which includes performance-based variable awards

for 2022, was USD 3.3bn, reflecting

a
decrease

of

10%

compared

with

2021.

Performance

award

expenses

for

2022

remained

at

USD 3.2bn,

reflecting
decreased

performance

award

expenses

accrued

in

the

performance

year,

offset

by

increased

performance

award
expenses

related to

prior performance

years. The

“Performance award

pool

and

expenses” table

below

compares the
performance award pool

with performance award expenses.

Performance award

pool and expenses
USD m, except where indicated 2022 2021 % change
Performance award pool
1

3,285

3,650

(10)
of which: expenses deferred to future periods and accounting adjustments
2,3

645

862

(25)
Performance award expenses accrued

in the performance year

2,640

2,788

(5)
Performance award expenses related to

prior performance years

566

402

41
Total performance

award expenses recognized for the year
4

3,205

3,190

0
1 Excluding

employer-paid

taxes and

social security.

2 Estimate

as of

the end

of the

performance year.

Actual amounts

expensed in

future periods

may vary,

e.g.,

due to forfeiture

of awards.

3 Accounting
adjustments represent estimated

post-vesting transfer

restriction and permanent

forfeiture discounts,

as well as currency

translation adjustments.

4 Refer to “Note 27 Employee

benefits: variable compensation”

in
the “Consolidated financial statements”

section of our Annual Report

2022 for more information.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   229
Compensation for the Board of Directors
Chairman of the BoD
Colm

Kelleher

was

elected

Chairman

of

the

BoD

at

the

2022

AGM

on

6 April

2022.

Under

his

leadership,

the

BoD
determines, among

other things,

the strategy for

the Group

,

based on

recommendations by

the Group

CEO, exercises
ultimate supervision over management

and appoints all GEB members.
The Chairman

leads all general

meetings and BoD

meetings and

works with the

committee Chairpersons to

coordinate
the work of all BoD committees.

Together with the Group CEO, the Chairman is responsible for effective communication with

shareholders

and

stakeholders,

including

clients,

government

officials,

regulators

and

public

organizations.

The
Chairman works closely with

the Group CEO and

other GEB members,

providing advice and support

when appropriate,
and

continues

to

strengthen

and

promote

our

culture

through

the

three

keys

to

success:

our

Pillars,

Principles

and
Behaviors.
As

an independent director, the Chairman’s total compensation

for the period from AGM to AGM consists of a fixed fee
without

any variable

component,

which is

delivered 50%

in cash

and

50%

in shares

(blocked

for four

years).

For

the
current period,

from the 2022

AGM to the 2023

AGM, his fixed fee was CHF 4.7m

and consisted of a cash payment

of
CHF 2.35m and a share component of CHF 2.35m,

consisting of 116,961 UBS shares at

CHF 20.092 per share. The share
component

aligns

the

Chairman’s

pay

with

the

Group’s

long-term

performance.

The

Chairman

does

not

receive
performance awards,

severance payments

or pension

contributions

in addition

to his

fixed fee, bu

t,

given the

full-time
nature of his role, he

is eligible for employee conditions on UBS products

and services.
›

Refer to “Board of

Directors” in the “Corporate

governance”

section of our

Annual Report 2022

for more information

about the
responsibilities of the

Chairman
Vice Chairman of the BoD
Lukas Gähwiler was elected as a member of the BoD at the 2022 AGM on 6 April

2022 and thereafter appointed as Vice
Chairman.

In this newly defined full-time

role, he leads the BoD in the

absence of the

Chairman. Together with the Senior
Independent

Director,

he also

supports

the Chairman

in all

aspects

of

corporate governance

and

oversight

across the
Group.

In particular,

he represents UBS

across a broad range of associations

and industry bodies in Switzerland.

The Vice Chairman’s

total compensation

for the period

from AGM to

AGM consists

of a fixed

fee without any

variable
component,

which is delivered 50% in cash and 50% in shares (

blocked for four years). For the current period,

from the
2022 AGM to the 2023 AGM, his fixed fee was CHF 1.5m, excluding benefits and pension fund contributions. The fixed
fee consisted of a cash payment

of CHF 0.75m

and a share component

of CHF 0.75m, consisting of

37,328 UBS

shares
at CHF 20.092 per

share. The fee for the

new full-time Vice Chairman was absorbed within the existing budget and does not result in an increase of

the proposed maximum aggregate amount

for BoD compensation.
As a

non-independent director,

Mr. Gähwiler is

entitled to pension

fund contributions.

Including these,

his total reward
for his service as Vice Chairman for the

current period was CHF 1,879,0

10.
The Vice

Chairman is

not eligible

for performance

awards, severance

terms or

supplementary

contributions to

pension
plans.

The pension

contributions

and

benefits for

the Vice

Chairman,

in his

capacity

as non

-independent

director, are
consistent with all UBS

employees and aligned with local

market practice.
›

Refer to “Board of

Directors” in the “Corporate

governance”

section of our

Annual Report 2022

for more information

about the
responsibilities of the

Vice Chairman

Remuneration framework for BoD members

CHF	2022 AGM to 2023 AGM	
Annual fixed fees[1]		
Chairman	4,700,000	
Vice Chairman	1,500,000	
Fees for other BoD members[2]		
Fixed base fee	300,000	
Senior Independent Director	150,000	
	Chair	**Member**
Audit Committee	300,000	200,000
Compensation Committee	200,000	100,000
Governance and Nominating Committee		100,000
Corporate Culture and Responsibility Committee		50,000
Risk Committee	350,000	200,000

Pay mix
Delivery
Blocked shares
Cash
50%
50%
AGM-to-AGM period
grant year
year 1
year 2
year 3
year 4

1 The Chairman and the Vice Chairman do not receive committee or other fees in addition to their annual fixed fee. Their fixed fee is delivered 50% in cash and 50% in shares (blocked for four years). See above for the benefit eligibility of the Chairman and Vice Chairman.
2 At least 50% of the total amounts must be used to purchase UBS shares, which are blocked for four years, but other BoD members can elect to use 100% of their remuneration to purchase blocked UBS shares.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   230
Other BoD members
BoD

members,

except

the

Chairman

and

Vice

Chairman,

receive

fixed

fees

for

their

services

on

the

BoD

and

its
committees. BoD

members do

not receive performance

awards, severance

payments,

benefits or pension

contributions
(the benefit eligibility of the Chairman

and that of the Vice Chairman

are described above).
BoD members must use a

minimum of 50% of their

fees to purchase UBS

shares, which are blocked for four

years, and
they may elect to use up to 100% of

their fees to purchase blocked UBS

shares. As outlined above,

the fixed fees of the
Chairman and Vice

Chairman are delivered 50%

in cash

and 50% in

shares,

which are blocked

for four years.

The number
of shares

is calculated based

on the

average closing price

of the 10

trading days

leading

up to and

including the grant
date.
At

each

AGM,

shareholders

are

invited

to

approve

the

aggregate

amount

of

BoD

remuneration,

including

the
compensation for

the Chairman

and Vice Chairman,

which applies until

the next AGM.

The chart and

the tables below
provide details on the fee structure for the

BoD members.

Approval governance for BoD compensation
The

Chairperson

of

the

Compensation

Committee

proposes

and

the

Compensation

Committee

approves

the
compensation of

the Chairman and

that of the Vice

Chairman annually

for the upcoming AGM

-to-AGM period,

taking
into consideration fee or compensation

levels for comparable roles

based on our

core financial industry peers and

other
relevant leading Swiss companies included

in the Swiss Market Index.
The fee

structure for

the other

BoD members is

reviewed annually

based on the

Chairman’s proposal to

the Compensation
Committee, which in turn submits a proposal to the BoD for approval. In our regular review of the BoD fee structure, we concluded that our overall approach

for BoD member compensation remains

appropriate and thus

unchanged.
›

Refer to “Compensation

Governance”

in the “Compensation

philosophy and

governance”

section of this

report for more
information about the

remuneration responsibilities

of the BoD and

Compensation

Committee

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   231
Audited |

Remuneration details and

additional information

for BoD members
Period 2022 AGM

to 2023 AGM
CHF,

except where indicated
Name, function
1
Audit Committee Compensation Committee Corporate Culture and Responsibility Committee Governance and Nominating Committee Risk Committee
Base fee
Committee
fee(s)
Additional
payments
2
Benefits
3
Total
4
Share
percentage
5
Number of
shares
6,7
Colm Kelleher,

Chairman
8
C C

4,700,000

86,494

4,786,494

50

116,961
Lukas Gähwiler, Vice

Chairman
8

1,500,000

379,010

1,879,010

50

37,328
Jeremy Anderson, Senior
Independent Director
C M

300,000

400,000

150,000

850,000

50

21,152
Claudia Böckstiegel, member M

300,000

50,000

350,000

50

8,709
William C. Dudley, member M M

300,000

250,000

550,000

50

13,687
Patrick Firmenich, member M M

300,000

250,000

550,000

100

26,130
Fred Hu, member M

300,000

100,000

400,000

100

14,722
Mark Hughes, member M C

300,000

400,000

700,000

50

17,419
Nathalie Rachou, member M M

300,000

300,000

600,000

50

14,931
Julie G. Richardson, member C M

300,000

400,000

700,000

50

17,419
Dieter Wemmer, member M M

300,000

300,000

600,000

50

14,931
Jeanette Wong, member
M M

300,000

300,000

600,000

100

22,127
Aggregate of all BoD members 2022/2023 12,565,504
Aggregate of all BoD members 2022/2023 in USD

(for reference)
9
13,035,831
Period 2021 AGM

to 2022 AGM
CHF,

except where indicated
Name, function
1
Audit Committee Compensation Committee Corporate Culture and Responsibility Committee Governance and Nominating Committee Risk Committee
Base fee
Committee
fee(s)
Additional
payments
10
Benefits Total
4
Share
percentage
5
Number of
shares
6,7
Axel A. Weber, Chairman
11
C C

4,900,000

324,913

5,224,913

29

72,939
Jeremy Anderson,
Vice Chairman and Senior
Independent Director
C M

300,000

400,000

150,000

850,000

50

22,142
Claudia Böckstiegel, member

300,000

0

300,000

50

7,814
William C. Dudley, member M M M

300,000

350,000

650,000

50

16,932
Patrick Firmenich, member

300,000

250,000

550,000

100

27,275
Reto Francioni,

member
M M

300,000

300,000

600,000

50

15,629
Fred Hu, member M M

300,000

300,000

600,000

100

23,062
Mark Hughes, member M C

300,000

400,000

700,000

50

18,234
Nathalie Rachou, member M

300,000

200,000

500,000

50

13,024
Julie G. Richardson, member C M M

300,000

500,000

800,000

50

20,839
Dieter Wemmer, member M M M

300,000

400,000

700,000

50

18,234
Jeanette Wong, member
M M M

300,000

350,000

650,000

100

24,988
Aggregate of all BoD members 2021/2022

12,124,913
Legend: C = Chairperson of the respective Committee,

M = Member of the respective Committee
1 Twelve BoD

members were in

office on 31 December

2022. At the

2022 AGM, Colm

Kelleher and Lukas

Gähwiler were

newly elected and

Reto Francioni

and Axel A. Weber

did not stand

for re-election.

Twelve
BoD members were

in office on 31

December 2021.

2 These

payments are associated

with the Senior

Independent Director

role.

3 For the

period from the

2022 AGM

to the 2023 AGM,

benefits amount is

an
estimate. For the Vice

Chairman, the benefits include

the portion related to

UBS’s contribution to

the statutory pension scheme.

4 Excludes UBS’s

portion related to the legally

required social security contributions,
which for the period from

the 2022 AGM to

the 2023 AGM (including

the Chairman and

Vice Chairman) is

estimated at grant

at CHF

731,329 and which for

the period from

the 2021 AGM to

the 2022 AGM was
estimated at grant at CHF 719,763.

The legally required

social security contributions

paid by the independent BoD

members are included in the amounts

shown in this table, as appropriate.

5 Except for the former
Chairman (see footnote

11), fees are

paid 50%

in cash

and 50% in

blocked UBS

shares.

6 For

2022, UBS

shares were valued

at CHF 20.092

(average closing

price of

UBS shares over

the last 10

trading days
leading up to and

including the

grant date).

For 2021, UBS

shares were valued

at CHF 19.194 (average

closing price of

UBS shares

over the last 10

trading days leading

up to and including

the grant

date). These
shares are blocked

for four years.

7 Number

of shares is reduced

in case of the

100% election to

deduct legally required

contributions.

All remuneration

payments are,

where applicable,

subject to social

security
contributions and / or withholding

tax.

8 The Chairman

and the Vice Chairman

do not receive committee

fees in addition to

their annual fixed fee.

9 Swiss franc amounts

have been translated

into US dollars for
reference at

the 2022 performance

award currency

exchange rate

of CHF

/ USD 1.03743.

10 This

payment is

associated with

the Senior

Independent Director

function and

the Vice

Chairman role.

11 In

his
function as non-independent BoD member

for the AGM period 2021/2022,

the former Chairman received a base salary

of CHF 3,500,000 and an annual share

award of CHF 1,400,000. This

remuneration is included
above in the Base fee column.
▲

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   232
Supplemental information
Fixed and variable compensation for

GEB members

Fixed and variable compensation

for GEB members
1,2,3
Total for 2022 Not deferred Deferred
4
Total for 2021
CHF m, except where indicated Amount % Amount % Amount % Amount
Total compensation
Amount
5

104

100

39

38

65

63

105
Number of beneficiaries

15

0

15
Fixed compensation
5,6

23

22

23

100

0

0

25
Cash-based

21

20

21

0

22
Equity-based

2

2

2

0

3
Variable compensation

81

78

16

20

65

80

80
Cash
7

16

15

16

0

16
Long-Term Incentive Plan (LTIP)
8

41

39

0

41

40
Deferred Contingent Capital Plan (DCCP)
8

24

23

0

24

24
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

For 2022, Sarah

Youngwood

received a one-time

replacement award

of
CHF 7m and Naureen Hassan

received a one-time replacement

award of CHF 0.07m.

The replacement

awards are not included

in the above table; including

these, the 2022

total aggregate compensation

of all GEB
members is CHF 112m.

For 2021, Barbara

Levi received a

one-time replacement

award of CHF 7m. This

replacement award

is not included in

the above table; including

this, the 2021

total aggregate compensation
of all GEB members is CHF 112m.

6 Includes base salary and role

-based allowances, rounded

to the nearest million.

7 Includes allocation of

vested but blocked shares,

in line with the remuneration

section of the
UK Prudential Regulation

Authority Rulebook.

8 For the GEB

members who are also MRTs

or SMFs, the awards

do not include dividend

and interest payments.

Accordingly, the

amounts reflect for

the LTIP

the fair
value of the non-dividend

-bearing awards and for the

DCCP the fair value

of the granted non

-interest-bearing awards.

Regulated staff
Key Risk Takers
Key

Risk

Takers

(KRTs)

are

defined

as

those

employees

that,

by

the

nature

of

their

roles,

have

been

determined

to
materially set,

commit or control

significant

amounts of

the firm’s resources

and /

or exert significant

influence over

its
risk profile. This includes employees

working

in front-office roles, logistics and control functions. Identifying KRTs globally is part of

our risk control

framework and

an important element

in ensuring

we incentivize only

appropriate risk

-taking.
For 2022, in addition to GEB members, 699 employees were

classified as KRTs throughout

UBS Group globally, including
all employees

with a

total compensation

exceeding

USD /

CHF 2.5m

(Highly Paid

Employees), who

may not

have been
identified as KRTs

during the performance year.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   233
In line

with regulatory

requirements,

the performance

of employees

identified

as KRTs

during

the performance

year is
evaluated by the control functions.

In addition, KRTs’ performance awards

are subject to a mandatory deferral

rate of at
least 50%,

regardless

of

whether

the

deferral threshold

has

been

met (excluding

KRTs

with

de

minimis performance
awards

below

a predetermined

threshold

where

standard deferral

rates apply).

A KRT’s

deferred compensation

award
will only vest if the Group performance

conditions are met. Consistent

with all other employees, the deferred

portion of
a KRT’s compensation is also subject

to forfeiture or reduction if the KRT

commits harmful acts.

Fixed and variable compensation

for Key Risk Takers
1
Total for 2022 Not deferred Deferred
2
Total for 2021
USD m, except where indicated Amount % Amount % Amount % Amount
Total compensation
Amount

1,292

100

790

61

502

39

1,561
Number of beneficiaries

699

699
Fixed compensation
3,4

438

34

438

100

0

0

477
Cash-based

435

34

435

474
Equity-based

3

0

3

3
Variable compensation

855

66

353

41

502

59

1,084
Cash
5

353

27

353

418
Long-Term Incentive Plan (LTIP)

/ Equity Ownership
Plan (EOP) / Fund Ownership Plan (FOP)
6

306

24

306

423
Deferred Contingent Capital Plan (DCCP)
6

196

15

196

243
1 Includes employees with a total compensation

exceeding USD / CHF 2.5m (Highly

Paid Employees), excludes

payments made to individuals related to their

time as GEB member.

2 Based on the specific

plan vesting
and reflecting the total

value at grant,

which may

differ from the expense

recognized in the income

statement in accordance

with IFRS.

3 Excludes benefits

and employer’s

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
Deferred compensation of the GEB and

KRTs
The

table

below

shows

the

current

economic

value

of

unvested

outstanding

deferred

variable

compensation

awards
subject to ex post adjustments. For

share-based plans,

the economic value is determined based on the closing share price on

31 December

2022.

For

notional

funds,

it is

determined

using

the

latest available

market price

for

the

underlying
funds at year-end 2022,

and for deferred cash plans,

it is determined based on the outstanding amount of cash owed to award recipients.

Deferred compensation

of the GEB and KRTs
1,2,3
USD m, except where indicated
Relating to awards
for 2022
4
Relating to
awards for prior
years
5
Total
of which: exposed to
ex-post explicit and /

or implicit adjustments
Total deferred
compensation
year-end 2021
Total amount of
deferred compensation
paid out in 2022
6
GEB
Deferred Contingent Capital Plan

25

86

111

100%

98

21
Equity Ownership Plan (including notional funds)

45

45

100%

78

27
Long-Term Incentive Plan

42

118

160

100%

119
KRTs
Deferred Contingent Capital Plan

196

907

1,104

100%

1,183

159
Equity Ownership Plan (including notional funds)

306

905

1,210

100%

1,414

355
Long-Term Incentive Plan

184

184

100%

235
Total GEB and KRTs

569

2,245

2,814

3,127

562
1 Based

on the

specific

plan vesting

and reflecting

the economic

value of

the outstanding

awards,

which

may differ

from the

expense

recognized

in the

income statement

in accordance

with IFRS.

Year-to-year
reconciliations would

also need to

consider the

impacts of

additional items

including off

-cycle awards,

FX movements,

population changes,

and dividend

equivalent reinvestments.

2 Refer to

“Note 27 Employee
benefits: variable

compensation” in

the “Consolidated

financial statements”

section of the

Annual Report

2022 for more

information.

3 GEB

members and

KRTs who

are also

MRTs do

not receive

dividend and
interest payments.

Accordingly,

the amounts

for the

EOP /

LTIP

reflect the

fair value

of the

non-dividend-bearing

awards and

for the

DCCP the

fair value

of the

granted non-interest

-bearing

awards.

4 Where
applicable, amounts are translated

into US dollars at

the performance award

currency exchange rate.

LTIP values

reflect the f

air value awarded at

grant.

5 Takes

into account the ex post

implicit adjustments,

given
the share

price movements

since grant.

Where applicable,

amounts are

translated from

award currency

into US

dollars using

FX rates

as of

31 December

2022. LTIP

values reflect

the fair

value awarded

at grant.

6 Valued at distribution

price and FX rate for all awards

distributed in 2022.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   234
The table below shows the

value of actual

ex post explicit

and implicit adjustments to outstanding deferred compensation in the 2022

financial year for GEB members and KRTs.
Ex post adjustments

occur

after an

award has

been granted.

Explicit adjustments

occur when

we adjust

compensation
by forfeiting deferred awards.

Implicit adjustments are unrelated to

any action taken by the firm and occur as a result

of
price movements that affect

the value of an award.
The total

value

of ex

post

explicit adjustments

made to

UBS

share

awards

in 202

2,

based

on

the approximately

5.8m
shares forfeited during 202

2,

is a reduction of USD 110m.

GEB and KRTs

ex post explicit

and implicit adjustments

to deferred

compensation

Ex post explicit adjustments
to unvested awards
1
Ex post implicit adjustments
to unvested awards
2
USD m 31.12.22 31.12.21 31.12.22 31.12.21
GEB
Deferred Contingent Capital Plan

0

0

0

0
Equity Ownership Plan (including notional funds,

if applicable)

0

0

9

17
Long-Term Incentive Plan

0

0

25

21
KRTs
Deferred Contingent Capital Plan

(8)

(14)

0

0
Equity Ownership Plan (including notional funds)

(4)

(16)

129

250
Long-Term Incentive Plan

(1)

38

47
Total GEB and KRTs

(12)

(31)

201

335
1 For notional

share awards,

ex post explicit

adjustments are calculated

as units forfeited

during the year,

valued at the

share price on 31

December 2022

(USD 18.67) for

2022 (which may

differ from the expense
recognized in the income statement in

accordance with IFRS). The

2021 data is valued

using the share price on 31 December

2021 (USD 17.87).

For LTIP,

the forfeited units reflect the fair value

awarded at grant. For
the notional funds awarded to employees

in investment areas within

Asset Management

under the FOP,

this represents the forfeiture

credits recognized

in 2022 and 2021. For the

DCCP,

the fair value at

grant of the
forfeited awards during the year is reflected.

2 Ex post implicit adjustments for

UBS shares are calculated based

on the difference between

the weighted average gra

nt date fair value and the share price

at year-end.
The amount for

notional funds is calculated

using the mark-

to-market change

during 2022 and 2021.

For the GEB

member who was

appointed to the GEB

during 2022, awards

have been fully

reflected in the

GEB
entries.
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

certain highly compensated

employees. For
2022,

UBS identified 616 MRTs

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

2022

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

an additional non

-financial conduct-related

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

periods. The deferral

period for SMFs
is seven years, with the deferred performance awards vesting no faster than pro rata from years 3 to

7,

except those that
have total compensation below GBP 500,000 and variable

incentive accounting for less than 33% of

total compensation,
for whom a five-year deferral period (instead of a

seven-year

period)

applies. Such awards are also subject to a

12-month
blocking

period

post

vesting.

The

clawback

policy

for

SMFs

permits

clawback

for

up

to

10

years

from

the

date

of
performance award

grants (applicable

if an

individual is

subject to

an investigation

at the

end

of the

initial seven-year
clawback

period).

All

SMFs

are

also

MRTs

and,

as

such,

subject

to

the

same

prohibitions

on

dividend

and

interest
payments.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   235
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
GIA

and

approved

by

the

Chairman. Following

a

proposal

by

the

Chairman,

total compensation

for

the

Head

GIA

is
approved by the Compensation

Committee.

2022 Group personnel expenses
The

number

of

personnel

employed

as

of

31 December

2022

increased

by

1,212

to

72,597

(full-time

equivalents)
compared with 31 December 2021.
The

table

below

shows

our

total

personnel

expenses

for

2022,

including

salaries,

pension

expenses,

social

security
contributions,

variable

compensation

and

other

personnel

costs.

Variable

compensation

includes

cash

performance
awards paid in 2023

for the 2022 performance

year,

amortization of unvested deferred awards granted in previous years and the cost of deferred awards granted to

employees that are eligible for retirement in the context of the compensation framework at the date of grant.
The performance award

pool reflects the

value of performance

awards granted

relating to

the 2022

performance year,
including

awards

that are

paid

out immediately

and

those

that are

deferred.

To

determine

our variable

compensation
expenses,

the

following

adjustments

are

required

in

order

to

reconcile

the

performance

award

pool

to

the

expenses
recognized in the Group’s

financial statements prepared

in accordance with IFRS:
–

a reduction

for expenses

deferred to

future periods

(amortization of

unvested

awards granted

in 2023

for the 2022
performance year) and accounting

adjustments;

and

–

an addition for the 2022

amortization of unvested deferred awards

granted in prior years.
As a

large part of

compensation consists

of deferred

awards, the

amortization of

unvested deferred

awards granted

in
prior years forms a significant part

of the IFRS expenses in both

2022 and 2023.
›

Refer to “Note 6

Personnel expenses”

and “Note 27

Employee benefits:

variable compensation”

in the “Consolidated

financial
statements” section

of our Annual

Report 2022 for

more information

Personnel expenses
Expenses recognized in the IFRS income

statement
USD m
Related to the
performance year 2022
Related to prior
performance years

Total expenses
recognized in
2022
Total expenses
recognized in
2021
Total expenses
recognized in
2020
Salaries
1

7,045

0

7,045

7,339

7,023
Non-deferred cash

2,276

(16)

2,260

2,373

2,141
Deferred compensation awards

364

581

945

817

1,068
of which: Equity Ownership Plan

202

235

437

363

463
of which: Deferred Contingent Capital Plan

129

219

349

297

463
of which: Long-Term Incentive

Plan

11

32

43

73

54
of which: Fund Ownership Plan

21

95

116

84

88
Variable compensation –

performance awards

2,640

566

3,205

3,190

3,209
Variable compensation –

financial advisors
2

3,799

709

4,508

4,860

4,091
Variable compensation –

other
3

169

71

241

229

220
Total variable compensation
4

6,608

1,346

7,954

8,280

7,520
Contractors

323

0

323

381

375
Social security

903

40

944

978

899
Pension and other

post-employment benefit plans
5

794

0

794

833

845
Other personnel expenses

598

23

621

576

561
Total personnel expenses

16,271

1,410

17,680

18,387

17,224
1 Includes role-based allowances.

2 Financial advisor

compensation consists

of cash and

deferred compensation awards

and is based on compensable

revenues and firm

tenure using a formulaic

approach. It also
includes expenses

related to compensation

commitments with

financial advisors

entered into

at the time

of recruitment

that are

subject to

vesting requirements.

3 Consists

of replacement

payments, forfeiture
credits, severance

payments, retention

plan payments

and interest expense

related to the

Deferred Contingent

Capital Plan.

4 Refer to

“Note 27

Employee benefits: variable

compensation” in

the “Consolidated
financial statements”

section of our Annual Report

2022 for more information.

5 Refer to “Note 26

Post-employment

benefit plans” in the “Consolidated

financial statements”

section of our Annual Report

2022
for more information.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   236
Deferred compensation
Vesting of outstanding awards granted

in prior years subject to performance

metrics and thresholds
The tables

below

show the

extent to

which the

performance metrics

and

thresholds

for awards

granted

in prior

years
have been met and the related vesting

in 2023.

Long-Term

Incentive Plan (LTIP)

2019 (performance period 2020–2022)
Performance metrics Performance achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and relative Total

Shareholder
Return (rTSR)
The overall achievement level

is 98% of the maximum
opportunity (of up to 100%)

,

based on outcomes for
rTSR (weighted 50%) and RoCET1

(weighted 50%).
-

For GEB, the first installment will

vest in 2023 and the
remaining tranches

will vest in 2024 and 2025
accordingly.

For context, and as outlined in our 2019
Compensation Report, up

to CHF 7.3m, or 30%, of
the 2019 LTIP

awards at grant for GEB members

active
in March 2017 continues to

be at risk and directly
linked to the final resolution

of the French cross-
border matter.

-

For other select senior management,

the full award
will vest in 2023.
1
As disclosed in our Compensation

Report 2019,

LTIP awards

for the 2019

performance year

were awarded

at a value

of 62.25% of

maximum, which

reflected our best estimate

of the fair value

of the award.

The
maximum number of shares was

determined by dividing the awarded

amount by the fair value

of the award at the date of grant,

divided by CHF 12.919 or USD 13.141,

the average closing

price of UBS shares over the
last ten trading days leading

up to and including the grant

date.
›

Refer to “Performance

achievement of the

2019 LTIP granted in 2020” in

the “Group compensation”

section of this report

for more
information

The

below

EOP

and

DCCP

thresholds

have

been

set

to

support

the

sustainability

of

the

organization

and

represent
minimum performance levels to retain

the awards.

Equity Ownership Plan

(EOP) 2017

/ 2018,

EOP 2018 / 2019,

EOP 2019 / 2020 and EOP 2020 / 20

21
Thresholds Threshold achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and divisional return on
attributed equity
The Group and divisional thresholds

have been
satisfied.
The following installments vest in

full:
-

for EOP 2017 / 2018,

the third and final installment
for GEB members;
-

for EOP 2018 / 2019,

the second installment for the
GEB members;

-

for EOP 2019 / 2020,

the second installment for all
other employees covered under

the plan; and
-

for EOP 2020 / 2021,

the first installment for all other
employees covered under

the plan.

Deferred Contingent Capital

Plan (DCCP) 2017 / 2018
Thresholds Threshold achievement
1
Vesting
Common equity tier 1 (CET1)

capital
ratio, viability event and, additionally

for
GEB, Group profit

before tax
The thresholds have been satisfied. -

DCCP 2017 / 2018 vests in full.
1

Performance may be adjusted for

disclosed items generally

not representative of

underlying business performance

.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   237
Audited |

Share ownership /

entitlements of GEB

members
1
Name, function
on
31 December
Number of
unvested
shares / at
risk
2
Number of
vested shares
Total number
of shares
Potentially
conferred
voting
rights in %
Ralph A.J.G. Hamers,

Group Chief Executive Officer
2022

349,441

5,238

354,679

0.023
2021

122,453

2,673

125,126

0.008
Christian Bluhm, Group Chief Risk Officer
2022

707,979

0

707,979

0.046
2021

654,579

226

654,805

0.041
Mike Dargan, Group Chief Digital and Information

Officer
2022

386,141

17,955

404,096

0.026
2021

240,343

82,743

323,086

0.020
Kirt Gardner, former Group

Chief Financial Officer
2022 - - - -
2021

780,640

236,421

1,017,061

0.063
Suni Harford, President Asset Management

2022

1,028,210

44,202

1,072,412

0.070
2021

636,122

22,199

658,321

0.041
Naureen Hassan, President UBS Americas
2022

0

0

0

0.000
2021 - - - -
Robert Karofsky, President

Investment Bank
2022

1,037,028

364,914

1,401,942

0.092
2021

851,520

357,064

1,208,584

0.075
Sabine Keller-Busse, President

Personal & Corporate Banking and

President UBS Switzerland

2022

973,150

566,106

1,539,256

0.101
2021

798,457

421,491

1,219,948

0.076
Iqbal Khan, President Global Wealth Management

and President EMEA
2022

960,301

0

960,301

0.063
2021

898,111

113,715

1,011,826

0.063
Edmund Koh, President Asia Pacific
2022

724,865

579,937

1,304,802

0.085
2021

501,322

493,977

995,299

0.062
Barbara Levi, Group General Counsel
2022

407,195

45,818

453,013

0.030
2021

430,732

0

430,732

0.027
Tom Naratil, former Co-President

Global Wealth Management and President UBS

Americas
2022 - - - -
2021

1,374,044

950,682

2,324,726

0.145
Markus Ronner,

Group Chief Compliance and Governance Officer
2022

586,283

0

586,283

0.038
2021

418,452

57,856

476,308

0.030
Sarah Youngwood,

Group Chief Financial Officer
2022

299,729

0

299,729

0.020
2021 - - - -
Total
2022

7,460,322

1,624,170

9,084,492

0.593
2021

7,706,776

2,739,047

10,445,823

0.650
1 Includes all vested and unvested shares of GEB members, including those held by related parties.

No options were held in 2022 and 2021 by any GEB member or any of its related parties. Refer to “Note 27 Employee benefits: variable compensation”

in the “Consolidated

financial statements”

section of our

Annual Report 2022

for more information.

2 Includes

shares granted under

variable compensation

plans with forfeiture
provisions. For the 2019/20

LTIP award, the values reflect

the final value. For all other LTIP

awards, the values reflect

the fair value awarded at grant. The actual

number of shares vesting in the future will be calculated
under the terms of the plans.

Refer to the “Group compensation”

section of this report for

more information about

the plans.
▲

Audited |

Total

of all vested and

unvested shares

of GEB members
1,2
Total of which: vested of which: vesting
2023 2024 2025 2026 2027 2028
Shares on 31 December 2022

9,084,492

1,624,170

1,572,210

1,952,123

2,020,881

1,281,201

599,733

34,174
2022 2023 2024 2025 2026 2027
Shares on 31 December 2021

10,445,823

2,739,047

1,463,440

1,688,568

2,112,516

1,488,544

877,856

75,852
1 Includes shares held by related

parties.

2 Includes shares granted under

variable compensation

plans with forfeiture provisions.

The actual number

of shares vesting in the future will

be calculated under the terms
of the plans. Refer to the “Group

compensation” section

of this report for more information.
▲

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   238

Audited |

Number of shares

of BoD members
1
Name, function on 31 December Number of shares held Voting rights in %
Colm Kelleher,

Chairman
2
2022

339,084

0.022
2021 -
Lukas Gähwiler, Vice

Chairman
2, 3
2022

283,907

0.019
2021 -
Axel A. Weber, former

Chairman
2
2022 -
2021

1,148,369

0.071
Jeremy Anderson, Senior Independent

Director
2022

119,660

0.008
2021

97,518

0.006
Claudia Böckstiegel, member
2022

7,814

0.001
2021

0

0.000
William C. Dudley, member
2022

66,646

0.004
2021

49,714

0.003
Patrick Firmenich, member
2022

27,275

0.002
2021

0

0.000
Reto Francioni,

member
2
2022 -
2021

139,609

0.009
Fred Hu, member
2022

97,543

0.006
2021

74,481

0.005
Mark Hughes, member
2022

48,497

0.003
2021

30,263

0.002
Nathalie Rachou, member
2022

31,126

0.002
2021

18,102

0.001
Julie G. Richardson, member
2022

138,204

0.009
2021

117,365

0.007
Dieter Wemmer, member
2022

132,320

0.009
2021

114,086

0.007
Jeanette Wong, member
2022

93,440

0.006
2021

68,452

0.004
Total
2022

1,385,516

0.090
2021

1,857,959

0.116
1 Includes blocked

and unblocked

shares held by BoD

members, including those

held by related parties.

No options were

granted in 2022

and 2021.

2 At the 2022 AGM,

Lukas Gähwiler

and Colm Kelleher

were
newly elected and Reto Francioni and Axel A. Weber did not stand for re-election.

3 Includes 203,246 unvested shares granted under variable

compensation plans with forfeiture provisions as

part of Lukas Gähwiler’s
compensation for his executive

roles previously held at UBS.
▲

Audited |

Total

of all blocked and

unblocked shares

of BoD members
1
Total
of which:
unblocked
of which: blocked until
2023 2024 2025 2026
Shares on 31 December 2022

1,385,516
2

472,981

207,155

250,165

262,671

192,544
2022 2023 2024 2025
Shares on 31 December 2021

1,857,959

701,594

178,603

305,947

329,875

341,940
1 Includes shares held

by related parties.

2 Includes 203,246

unvested shares granted

under variable compensation

plans with forfeiture

provisions as part

of Lukas Gähwiler’s

compensation for

his executive roles
previously held at UBS.
▲

Audited |
Loans granted to GEB members
1

Pursuant to

article 38 of

the Articles

of Association

(the AoA)

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

20m per GEB
member.

CHF,

except where indicated
2
USD
(for reference)
Name, function on 31 December Loans
3
Loans
3
Christian Bluhm, Group Chief Risk Officer (highest loan

in 2022)
2022

6,927,000

7,494,391
Christian Bluhm, Group Chief Risk Officer (highest loan

in 2021)
2021

7,059,000
Aggregate of all GEB members
4
2022

30,752,035

33,270,934
2021

29,635,590
1 No loans have

been granted

to related parties

of the GEB

members at conditions

not customary

in the market.

2 Swiss franc

and US dollar

amounts disclosed

represent local

currency amounts

translated at

the
relevant year-end closing exchange

rate.

3 All loans granted

are secured loans.

4 No unused uncommitted credit

facilities in 2022 and 202

1.
▲

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   239
Audited |
Loans granted to BoD members
1
Pursuant to article 33 of the

AoA of UBS Group AG, loans to independent BoD members are made in the ordinary course
of business at general market conditions. The Vice Chairman, given the full-time nature of his role, may be granted loans
in the ordinary course of business on substantially the same terms as those granted to employees, including interest rates and collateral.

Such loans

neither involve

more than

the normal

risk of

collectability

nor contain

any other unfavorable
features for the firm. The total amount

of such loans must not

exceed CHF 20m per BoD member.

CHF,

except where indicated
2
USD
(for reference)
on 31 December Loans
3,4
Loans
3,4
Aggregate of all BoD members
2022

0

0
2021

1,500,000
1 No loans have

been granted to

related parties

of the BoD members

at conditions

not customary in the

market.

2 Swiss franc

and US dollar

amounts disclosed

represent local

currency amounts

translated at the
relevant year-end closing exchange

rate.

3 All loans granted

are secured loans.

4 No loans in 2022 and CHF

1,500,000 for Reto

Francioni in 2021.
▲

Audited |

Compensation paid to

former BoD and

GEB members
1
CHF,

except where indicated
2
USD
(for reference)
For the year Compensation Benefits Total Total
Former BoD members
2022

0

0

0

0
2021

0

0

0
Aggregate of all former GEB members
3
2022

0

89,657

89,657

97,001
2021

0

187,876

187,876
Aggregate of all former BoD and GEB members
2022

0

89,657

89,657

97,001
2021

0

187,876

187,876
1 Compensation or remuneration that is related to the former members’

activity on the BoD or GEB or that is not at market conditions.

2 Swiss franc and US dollar amounts disclosed represent local currency amounts
translated at the relevant year

-end closing exchange

rate.

3 Includes benefit payments in

2022 and 2021 to

two former GEB members.

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   240
Provisions of the Articles of Association

related to compensation
Swiss

say-on-pay

provisions

give

shareholders

of

companies

listed

in

Switzerland significant

influence

over

board

and
management compensation. At UBS, this is achieved by means of an annual binding say-on-pay vote in accordance with
the following provisions

of the AoA.
Say on pay

In line with article 43 of the AoA,

the General Meeting approves proposals

from the BoD in relation

to:
a) the maximum aggregate amount

of compensation of the BoD

for the period until the next AGM;
b) the maximum aggregate amount

of fixed compensation of the GEB

for the following financial year; and
c) the aggregate amoun

t

of variable compensation of the GEB

for the preceding financial year.
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

of the AoA,

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
AG

and

/ or

parts

thereof,

targets in

relation

to the

market, other

companies

or comparable

benchmarks,

short-

and
long-term

strategic

objectives,

and

/

or

individual

targets.

The

BoD

or,

where

delegated

to

it,

the

Compensation
Committee, determines the

respective performance

measures, the

overall and individual

performance targets, and

their
achievement.

The

BoD

or,

where

delegated

to

it,

the

Compensation

Committee,

aims

to

ensure

alignment

with
sustainable

performance

and

appropriate

risk-taking

through

adequate

deferrals,

forfeiture

conditions,

caps

on
compensation,

harmful

acts provisions

and

similar

means with

regard

to parts

of or

all of

the

compensation.

Parts of
variable compensation are subject to a multi

-year vesting period.
Additional amount for GEB members appointed

after the vote on the aggregate amount

of compensation by the AGM
In line

with article

46 of the

AoA of UBS

Group AG, if

the maximum aggregate

amount of compensation already

approved
by the

General Meeting

is not

sufficient

to also

cover the

compensation

of a

person

that becomes

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
›

Refer to ubs.com/governance for more information

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/ch

Building a better working world

To the General Meeting of
UBS Group AG, Zurich

Basel, 3 March 2023

Opinion

We have audited the Compensation Report of UBS Group AG (the Company) for the year ended 31 December 2022. The audit was limited to the information on remuneration, loans and advances pursuant to Art. 14-16 of the Ordinance against Excessive Remuneration in Listed Companies Limited by Shares (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften, VegüV) in the tables marked "audited" of the Compensation Report: Approved fixed compensation, Total compensation for GEB Members, Remuneration details and additional information for BoD members, Loans granted to GEB members, Loans granted to BoD members and Compensation paid to former BoD and GEB members.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor's responsibilities for the audit of the Compensation Report" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables referenced above in the Compensation Report, the consolidated financial statements, the stand-alone financial statements and our auditor's reports thereon.

Our opinion on the Compensation Report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Compensation Report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the Compensation Report, or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' responsibilities for the Compensation Report

The Board of Directors is responsible for the preparation of a Compensation Report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a Compensation Report that is free from material misstatement, whether due to fraud or error. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages.

Auditor's responsibilities for the audit of the Compensation Report

Our objectives are to obtain reasonable assurance about whether the information on remuneration, loans and advances pursuant to Art. 14-16 VegüV is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Compensation Report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the Compensation Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Ernst & Young Ltd

Maurice McCormick
Licensed audit expert
(Auditor in charge)

Eveline Hunziker
Licensed audit expert

Advisory vote |
  Corporate   governance   and   compensation   |   Compensation   241

Annual Report 2022 |
Financial   statements   |   Consolidated   financial   statements   242
Financial statements
Consolidated financial statements

244
Management’s report on internal control over financial
reporting
245
Report of the independent registered public accounting
firm on internal control over financial reporting
246
Report of the independent registered public accounting
firm on the consolidated financial statements
251
UBS Group AG consolidated financial statements
251
Primary financial statements and share information
251
Income statement
252
Statement of comprehensive income
253
Balance sheet
254
Statement of changes in equity
256
Share information and earnings per share
258
Statement of cash flows
260
Notes to the UBS Group AG consolidated financial
statements
260
1
Summary of material accounting policies
277
2
Segment reporting
280
Income statement notes
280
3
Net interest income and other net income from
financial instruments measured at fair value through
profit or loss
280
4
Net fee and commission income
281
5
Other income
281
6
Personnel expenses
281
7
General and administrative expenses
282
8
Income taxes

285
Balance sheet notes
285
9
Financial assets at amortized cost and other
positions in scope of expected credit loss
measurement
289
10
Derivative instruments
291
11
Property, equipment and software
291
12
Goodwill and intangible assets
293
13
Other assets
294
14
Customer deposits
294
15
Debt issued designated at fair value
295
16
Debt issued measured at amortized cost
295
17
Provisions and contingent liabilities
302
18
Other liabilities
303
Additional information
303
19
Expected credit loss measurement
314
20
Fair value measurement
328
21
Offsetting financial assets and financial liabilities
330
22
Restricted and transferred financial assets
332
23
Maturity analysis of assets and liabilities
335
24
Interest rate benchmark reform
337
25
Hedge accounting
340
26
Post-employment benefit plans
347
27
Employee benefits: variable compensation
350
28
Interests in subsidiaries and other entities
354
29
Changes in organization and acquisitions and
disposals of subsidiaries and businesses
355
30
Related parties
356
31
Invested assets and net new money
357
32
Currency translation rates
358
33
Main differences between IFRS and Swiss GAAP

Annual Report 2022 |
Financial   statements   |   Consolidated   financial   statements   243
361
UBS AG consolidated financial information
362
UBS AG consolidated key figures
363
Comparison between UBS Group AG consolidated and
UBS AG consolidated
364
Management’s report on internal control over financial
reporting
365
Report of the independent registered public accounting
firm on internal control over financial reporting
366
Report of the independent registered public accounting
firm on the consolidated financial statements
371
UBS AG consolidated financial statements
371
Primary financial statements

and share information
371
Income statement
372
Statement of comprehensive income
373
Balance sheet
374
Statement of changes in equity
376
Share information and earnings per share
377
Statement of cash flows
379
Notes to the UBS AG consolidated financial statements
379
1
Summary of material accounting policies
396
2
Segment reporting
399
Income statement notes
399
3
Net interest income and other net income from
financial instruments measured at fair value
through profit or loss
399
4
Net fee and commission income
400
5
Other income
400
6
Personnel expenses
400
7
General and administrative expenses
401
8
Income taxes

404
Balance sheet notes
404
9
Financial assets at amortized cost and other
positions in scope of expected credit loss
measurement
408
10
Derivative instruments
410
11
Property, equipment and software
410
12
Goodwill and intangible assets
412
13
Other assets
413
14
Customer deposits, and funding from UBS Group
AG
413
15
Debt issued designated at fair value
414
16
Debt issued measured at amortized cost
414
17
Provisions and contingent liabilities
421
18
Other liabilities
422
Additional information
422
19
Expected credit loss measurement
433
20
Fair value measurement
447
21
Offsetting financial assets and financial liabilities
449
22
Restricted and transferred financial assets
451
23
Maturity analysis of assets and liabilities
454
24
Interest rate benchmark reform
456
25
Hedge accounting
459
26
Post-employment benefit plans
467
27
Employee benefits: variable compensation
471
28
Interests in subsidiaries and other entities
475
29
Changes in organization and acquisitions and
disposals of subsidiaries and businesses
476
30
Related parties
478
31
Invested assets and net new money
479
32
Currency translation rates
479
33
Main differences between IFRS and Swiss GAAP
482
34
Supplemental guarantor information required
under SEC regulations

Annual Report 2022 |
Financial   statements   |   Consolidated   financial   statements   244
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

of 31 December 2022
UBS

management has

assessed

the effectiveness

of UBS’s

internal control

over

financial reporting

as of

31

December
2022 based on the criteria

set forth by the Committee

of Sponsoring Organizations of the Treadway Commission (COSO)
in Internal Control – Integrated

Framework (2013 Framework). Based

on this assessment, management believes

that, as
of 31 December 2022, UBS’s

internal control over financial reporting

was effective.
The effectiveness of UBS’s internal

control over financial reporting as of 31

December 2022 has been audited by

Ernst &
Young

Ltd,

UBS’s

independent

registered

public

accounting

firm,

as

stated

in

their
Report of the independent
registered public accounting firm on internal control over financial reporting,

which

expresses

an

unqualified
opinion on the effectiveness of UBS’s

internal control over financial reporting

as of 31 December 2022.

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
www.ey.com/ch

Building a better working world

Report of Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited UBS Group AG and subsidiaries' internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, UBS Group AG and subsidiaries ("the Group") maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2022, and the related notes and our report dated 3 March 2023 expressed an unqualified opinion thereon.

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

Ernst & Young Ltd

Ernst & Young Ltd
Basel, 3 March 2023

Annual Report 2022 |
Financial   statements   |   Consolidated   financial   statements   245

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
www.ey.com/ch

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UBS Group AG and subsidiaries ("the Group") as of 31 December 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2022, and the related notes to the consolidated financial statements, including the information identified as "audited" as described in Note 1 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 3 March 2022 expressed an unqualified opinion thereon.

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

Annual Report 2022 |
Financial   statements   |   Consolidated   financial   statements   246

EY
Building a better working world

2

Valuation of complex or illiquid instruments at fair value

Description of the Matter	At 31 December 2022, as explained in Notes 1 and 20 to the consolidated financial statements, the Group held financial assets and liabilities measured at fair value of USD 342,166 million and USD 333,381 million, including financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets at fair value not held for trading, debt issued designated at fair value, and other financial liabilities designated at fair value. In determining the fair value of these financial instruments, the Group used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required significant management judgment. Auditing management's judgments and assumptions used in the estimation of the fair value of these instruments was complex due to the highly judgmental nature of valuation techniques, key modelling assumptions and significant unobservable inputs. Auditing the valuation of complex or illiquid instruments at fair value included consideration of any incremental risks arising from the impact of current macroeconomic influences on valuation techniques and inputs, such as geopolitics, inflation, and the ongoing COVID-19 pandemic. The valuation techniques that required especially complex judgement were comprised of discounted cash flow and earnings-based valuation techniques. Highly judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the associated extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, volatility, and correlation.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instruments valuation processes, including controls over market data inputs, model and methodology governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models, as outlined above, by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of specialists. We used independent models and inputs, and compared inputs to available market data among other procedures. We also independently challenged key judgments in relation to a sample of fair value adjustments. We also assessed management's disclosures regarding fair value measurement (within Notes 1 and 20 to the consolidated financial statements).

Recognition of deferred tax assets

Description of the Matter	At 31 December 2022, the Group's deferred tax assets ("DTA") were USD 9,389 million (see Note 8 to the consolidated financial statements). DTAs are recognized to the extent it is probable that taxable profits will be available, against which, the applicable deductible temporary differences or the carryforward of unused tax losses within the loss carryforward

Annual Report 2022 |
Financial   statements   |   Consolidated   financial   statements   247

EY
Building a better working world

3

period can be utilized. There is significant judgment exercised when estimating future taxable income that is not based on the reversal of taxable temporary differences. Management's estimate of future taxable profits is based on its strategic plan that is sensitive to the assumptions made in estimating future taxable income.

Auditing management's assessment of the recognition of the Group's DTAs was complex due to the highly judgmental nature of estimating future taxable profits over the life of underlying tax loss carryforwards. Estimating future profitability is inherently subjective as it is sensitive to future economic, market and other conditions, which are difficult to predict, such as the impact of geopolitics, inflation, interest rates, and the ongoing COVID-19 pandemic. Specifically, some of the more subjective key macroeconomic assumptions used included gross domestic product growth rates, equity market performance, and interest rate expectations.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over DTA valuation, which included the assumptions used in developing the strategic plans and estimating future taxable income.

We assessed the completeness and accuracy of the data used for the estimations of future taxable income. This included recalculating the outputs of models applied to the recognition process for DTAs.

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

Expected credit losses

Description of the Matter

At 31 December 2022, the Group's allowances and provisions for expected credit losses ("ECL") were USD 1,091 million. As explained in Notes 1, 9 and 19 to the consolidated financial statements, ECL is recognized for financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, fee and lease receivables, financial guarantees and irrevocable loan commitments. ECL is also recognized on the undrawn portion of revolving revocable credit lines, which include the Group's credit card limits and master credit facilities. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for impairment (stage 3), as well as losses inherent in the loan portfolio that are not specifically identified (stage 1 and stage 2). Management's ECL estimates represent the difference between contractual cash flows and those the Group expects to receive, discounted at the effective interest rate. The method used to calculate ECL is based on a combination of the following principal factors: probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD").

Annual Report 2022 |
Financial   statements   |   Consolidated   financial   statements   248

EY
Building a better working world

4

Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their probability weightings, and the credit risk models used to estimate stage 1 and stage 2 ECL. The geopolitical tensions and macroeconomic developments during 2022, such as the Russian invasion into Ukraine, US/China developments, inflation, including emerging stagflation risks and monetary policy challenges, and continued restrictions in certain locations due to the ongoing COVID-19 pandemic contribute to further uncertainty, and as a consequence additional complexity in estimating ECL. As a result, the ECL estimation requires higher management judgement, specifically within the following two areas: (i) scenario selection, including assumptions about the scenario severity, the possible geopolitical developments and macroeconomic and market developments, and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights and post-model adjustments; and, (ii) credit risk models, since the output from historic data based models may not be indicative of current or future conditions.

Additionally, auditing the measurement of individual ECL for stage 3 was complex due to the high degree of judgment involved in management's process for estimating ECL based on assumptions. These assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and related post-model adjustment. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the post-model adjustments by considering management's governance process, assumptions used and sensitivity analysis.

We also obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of model input data, calculation logic, and output data used in the overall ECL calculation. With the support of specialists, on a sample basis, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures.

For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as

Annual Report 2022 |
Financial   statements   |   Consolidated   financial   statements   249

Building a better working world

5

loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures, on a sample basis.

We also assessed management's disclosures regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (within Notes 1, 9 and 19 to the consolidated financial statements).

Ernst & Young Ltd

Ernst & Young Ltd

We have served as the Group's auditor since 1998.

Basel, Switzerland

3 March 2023

Annual Report 2022 |
Financial   statements   |   Consolidated   financial   statements   250

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   251

UBS Group AG consolidated financial statements
Primary financial statements and share information
Audited |
Income statement
For the year ended
USD m Note 31.12.22 31.12.21 31.12.20
Interest income from financial instruments measured

at amortized cost and fair value through
other comprehensive income

3

11,782
8,533
8,810
Interest expense from financial instruments measured

at amortized cost

3

(6,564)
(3,259)
(4,247)
Net interest income from financial instruments measured

at fair value through profit or

loss and other

3

1,403
1,431
1,299
Net interest income

3

6,621
6,705
5,862
Other net income from financial instruments measured

at fair value through profit or

loss

3

7,517
5,850
6,960
Fee and commission income

4

20,789
24,372
20,961
Fee and commission expense

4

(1,823)
(1,985)
(1,775)
Net fee and commission income

4

18,966
22,387
19,186
Other income

5

1,459
452
1,076
Total revenues
34,563
35,393
33,084
Credit loss expense / (release) 19
29
(148)
694
Personnel expenses

6

17,680
18,387
17,224
General and administrative expenses

7

5,189
5,553
4,885
Depreciation, amortization and impairment of non

-financial assets
11, 12
2,061
2,118
2,126
Operating expenses
24,930
26,058
24,235
Operating profit / (loss) before

tax
9,604
9,484
8,155
Tax expense / (benefit)

8

1,942
1,998
1,583
Net profit / (loss)
7,661
7,486
6,572
Net profit / (loss) attributable to non-controlling

interests
32
29
15
Net profit / (loss) attributable to shareholders
7,630
7,457
6,557
Earnings per share (USD)
Basic
2.34
2.14
1.83
Diluted
2.25
2.06
1.77

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   252

Statement of comprehensive

income
For the year ended
USD m Note 31.12.22 31.12.21 31.12.20
Comprehensive income attributable

to shareholders
Net profit / (loss)
7,630
7,457
6,557
Other comprehensive income that

may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related

to net assets of foreign operations,

before tax
(894)
(1,076)
2,103
Effective portion of changes in fair value of hedging

instruments designated as net investment hedges,

before tax
337
498
(936)
Foreign currency translation differences on foreign

operations reclassified to the

income statement
32
(2)
(7)
Effective portion of changes in fair value of hedging

instruments designated as net investment hedges reclassified to
the income statement
(4)
10
2
Income tax relating to foreign currency

translations, including the effect of net investment

hedges
4
35
(67)
Subtotal foreign currency translation, net

of tax
(525)
(535)
1,095
Financial assets measured at

fair value through other comprehensive

income
Net unrealized gains / (losses), before tax
(440)
(203)
223
Net realized (gains) / losses reclassified to the income

statement from equity
1
(9)
(40)
Reclassification of financial assets to Other financial assets measured at amortized cost
1
449
Income tax relating to net unrealized gains / (losses)
(3)
55
(48)
Subtotal financial assets measured at fair value through

other comprehensive income, net of tax
6
(157)
136
Cash flow hedges of interest rate

risk
25
Effective portion of changes in fair value of derivative

instruments designated as cash flow hedges,

before tax
(5,758)
(992)
2,012
Net (gains) / losses reclassified to the income statement

from equity
(159)
(1,073)
(770)
Income tax relating to cash flow hedges
1,124
390
(231)
Subtotal cash flow hedges, net of tax
(4,793)
2
(1,675)
1,011
Cost of hedging 25
Cost of hedging, before tax
45
(32)
(13)
Income tax relating to cost of hedging

0
6
0
Subtotal cost of hedging, net of tax
45
(26)
(13)
Total other comprehensive

income that may be reclassified to

the income statement, net of tax
(5,267)
(2,393)
2,230
Other comprehensive income that will not

be reclassified to the income statement
Defined benefit plans 26
Gains / (losses) on defined benefit plans, before

tax
(73)
2
(327)
Income tax relating to defined benefit plans
63
(7)
109
Subtotal defined benefit plans, net of tax
(10)
(5)
(218)
Own credit on financial liabilities designated

at fair value
20
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
867
46
(293)
Income tax relating to own credit on

financial liabilities designated at fair value
(71)
0
0
Subtotal own credit on financial liabilities designated

at fair value, net of tax
796
46
(293)
Total other comprehensive

income that will not be reclassified to the

income statement, net of tax
786
42
(511)
Total other comprehensive

income
(4,481)
(2,351)
1,719
Total comprehensive

income attributable to shareholders
3,149
5,106
8,276
Comprehensive income attributable

to non-controlling interests
Net profit / (loss)
32
29
15
Total other comprehensive

income that will not be reclassified to the

income statement, net of tax
(14)
(16)
21
Total comprehensive

income attributable to non-controlling interests
18
13
36
Total

comprehensive income

Net profit / (loss)
7,661
7,486
6,572
Other comprehensive income

(4,494)
(2,367)
1,740
of which: other comprehensive income that may be reclassified to the income statement
(5,267)
(2,393)
2,230
of which: other comprehensive income that will not be

reclassified to the income statement
772
26
(490)
Total comprehensive

income

3,167
5,119
8,312
1 Effective 1 April 2022, a portfolio of assets

previously classified as Financial assets

measured at fair value through

other comprehensive income was

reclassified to Other financial

assets measured at amortized cost.
Refer to Note 1b for more information.

2 Mainly reflects net unrealized

losses on US dollar

hedging derivatives resulting

from significant increases in

the relevant US

dollar long-term interest rates.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   253

Balance sheet
USD m Note 31.12.22 31.12.21
Assets
Cash and balances at central banks
169,445
192,817
Loans and advances to banks

9

14,792
15,480
Receivables from securities financing transactions

measured at amortized cost
9, 21
67,814
75,012
Cash collateral receivables on derivative

instruments
9, 21
35,032
30,514
Loans and advances to customers

9

387,220
397,761
Other financial assets measured at amortized cost 9, 13a
53,264
26,209
Total financial assets

measured at amortized cost
727,568
737,794
Financial assets at fair value held for trading 20
107,866
130,821
of which: assets pledged as collateral that may be

sold or repledged by counterparties
36,742
43,397
Derivative financial instruments 10, 20, 21
150,108
118,142
Brokerage receivables 20
17,576
21,839
Financial assets at fair value not held for trading 20
59,796
60,080
Total financial assets

measured at fair value through profit or

loss
335,347
330,882
Financial assets measured at

fair value through other comprehensive

income
19, 20
2,239
8,844
Investments in associates 28b
1,101
1,243
Property, equipment

and software
11
12,288
12,888
Goodwill and intangible assets 12
6,267
6,378
Deferred tax assets

8

9,389
8,876
Other non-financial assets 13b
10,166
10,277
Total assets
1,104,364
1,117,182
Liabilities
Amounts due to banks

11,596
13,101
Payables from securities financing

transactions measured at amortized cost
21
4,202
5,533
Cash collateral payables on derivative instruments 21
36,436
31,798
Customer deposits 14
525,051
542,007
Debt issued measured at amortized cost 16
114,621
139,155
Other financial liabilities measured at amortized cost 18a
9,575
9,001
Total financial liabilities measured

at amortized cost
701,481
740,595
Financial liabilities at fair value held for trading 20
29,515
31,688
Derivative financial instruments 10, 20, 21
154,906
121,309
Brokerage payables designated at

fair value
20
45,085
44,045
Debt issued designated at fair value 15, 20
73,638
73,799
Other financial liabilities designated at fair value 18b, 20
30,237
30,074
Total financial liabilities measured

at fair value through profit or

loss
333,381
300,916
Provisions 17a
3,243
3,518
Other non-financial liabilities 18c
9,040
11,151
Total liabilities
1,047,146
1,056,180
Equity
Share capital
304
322
Share premium
13,546
15,928
Treasury shares
(6,874)
(4,675)
Retained earnings
50,004
43,851
Other comprehensive income recognized

directly in equity, net of tax
(103)
5,236
Equity attributable to shareholders
56,876
60,662
Equity attributable to non-controlling

interests
342
340
Total equity
57,218
61,002
Total liabilities and

equity
1,104,364
1,117,182

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   254

Statement of changes

in equity
USD m
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
18
Share of changes in retained earnings of associates and joint ventures
1
New consolidations / (deconsolidations) and other

increases / (decreases)
5
182
Total comprehensive income for the year
7,499
of which: net profit / (loss)
7,457
of which: OCI, net of tax
42
Balance as of 31 December 2021
322
15,928
(4,675)
43,851
Acquisition of treasury shares
(6,262)
2
Delivery of treasury shares under share-based compensation plans
(763)
879
Other disposal of treasury shares
(1)
164
2
Cancellation of treasury shares related to the 2021 share repurchase program
6
(18)
(1,502)
3,022
(1,502)
Share-based compensation expensed in the income statement
716
Tax (expense) / benefit
13
Dividends
(834)
3
(834)
3
Equity classified as obligation to purchase own

shares
(15)
Translation effects recognized

directly in retained earnings
69
Share of changes in retained earnings of associates and joint ventures
0
New consolidations / (deconsolidations) and other

increases / (decreases)
4
3
Total comprehensive income for the year
8,415
of which: net profit / (loss)
7,630
of which: OCI, net of tax
786
Balance as of 31 December 2022
304
13,546
(6,874)
50,004
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
0.50

(2021: USD
0.37
, 2020: USD
0.73
) per dividend-bearing share.

From 2020 onward, Swiss tax

law effective 1 January
2020 requires that Switzerland-domiciled

companies with shares listed on a stock exchange pay no more than
50
% of dividends from capital contribution reserves,

with the remainder required to be paid from retained
earnings.

4 Mainly

relates to the

establishment

of a

banking partnership

with Banco

do Brasil.

In 2020,

UBS issued

a
49.99
% stake

in UBS Brasil

Serviços in

exchange for

exclusive access

to Banco

do Brasil’s
corporate clients.

Upon completion of the

transaction in

2020, equity attributable

to non-controlling

interests increased by

USD
115
m, with no material

effect on equity attributable

to shareholders.

5 Includes the
effects

related to

the launch

of UBS’s

operational

partnership entity

with Sumitomo

Mitsui Trust

Holdings,

Inc. in

2021.

6 Reflects

the cancellation

of
177,787,273

shares purchased

under UBS’s

2021

share
repurchase program from its inception in 2021

until 18 February 2022,

as approved by shareholders at the 2022

Annual General Meeting.

For shares repurchased from 2020

onward, Swiss tax law effective

1 January
2020 requires Switzerland-domiciled

companies with shares listed

on a Swiss stock exchange to reduce capital contribution

reserves by at least
50
% of the total capital reduction

amount exceeding the nominal

value
upon cancellation of the shares.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   255

Other comprehensive

income recognized

directly in equity,

net of tax
1
of which:

foreign currency

translation
of which:

financial assets at
fair value through OCI
of which:

cash flow

hedges
Total equity
attributable to

shareholders
Non-controlling

interests Total equity
5,303
4,028
14
1,260
54,501
174
54,675
(1,584)
(1,584)
90
90
112
112
691
691
18
18
(2,607)
(6)
(2,613)
49
0
49
0
0
(40)
(40)
65
65
(12)
115
103
2,230
1,095
136
1,011
8,276
36
8,312
6,557
15
6,572
2,230
1,095
136
1,011
1,719
21
1,740
7,647
5,188
151
2,321
59,445
319
59,765
(3,521)
(3,521)
114
114
88
88
0
0
643
643
(88)
(88)
(1,301)
(4)
(1,305)
(7)
(7)
(18)
0
(18)
0
0
1
1
182
12
193
(2,393)
(535)
(157)
(1,675)
5,106
13
5,119
7,457
29
7,486
(2,393)
(535)
(157)
(1,675)
(2,351)
(16)
(2,367)
5,236
4,653
(7)
628
60,662
340
61,002
(6,262)
(6,262)
115
115
163
163
0
0
716
716
13
13
(1,668)
(9)
(1,677)
(15)
(15)
(69)
0
(69)
0
0
0
0
(3)
(3)
4
(7)
(3)
(5,267)
(525)
6
(4,793)
3,149
18
3,167
7,630
32
7,661
(5,267)
(525)
6
(4,793)
(4,481)
(14)
(4,494)
(103)
4,128
(4)
(4,234)
56,876
342
57,218

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   256

Share information and earnings per

share
Ordinary share capital
As of 31 December 2022,

UBS Group AG had
3,524,635,722

issued shares (31 December 2021:
3,702,422,995

shares)
with a nominal

value of CHF
0.10

each, leading

to a share

capital of CHF
352,463,572.20
. Shares

issued decreased

by
177,787,273

shares

and

share

capital decreased

by

USD
18
m

in

2022,

as

the

shares

acquired

under

the

2021

share
repurchase program

from its

inception in

2021

until 18 February 2022

were canceled

by means of

a capital reduction,
as approved by shareholders

at the 2022

Annual General Meeting (the AGM).
Following revisions to Swiss Corporate

Law that are effective

from 1 January 2023,

the Board

of Directors (the BoD) will
propose at the 2023

AGM that the shareholders approve

the conversion of the share capital

currency of UBS Group

AG
from the Swiss franc

to the US

dollar. This would align

the share capital

currency with the financial

statement presentation
currency of

UBS Group

AG. If the

change is

approved,

the share

capital of UBS

Group AG

will be slightly

reduced to

a
nominal value per share of USD
0.10

(from CHF
0.10

currently), with the amount of

the reduction allocated to the capital
contribution

reserve

(presented

as
Share

premium

in

the

consolidated

financial

statements).

Total

equity

reported

for
UBS Group AG consolidated

will not change.
Conditional share capital
As of 31 December 202

2,

the following conditional share capital was available

to UBS Group

AG’s BoD.

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

31 December 2022.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   257
Share repurchase programs
In February

2021,

UBS

initiated a

share

repurchase

program

of up

to CHF
4
bn. Under

this program,

UBS

repurchased
88
m shares in 2022 for a total acquisition

cost of USD
1,637
m (CHF
1,516
m).
The 2021 program was concluded on 29 March 2022 and the
177,787,273

shares repurchased under this program from
its inception in 2021

until 18 February 2022

for a total acquisition cost of

USD
3,022
m (CHF
2,775
m) were canceled by
means

of

a

capital

reduction,

as

approved

by

shareholders

at

the

2022

AGM.

UBS

intends

to

cancel

the

remaining
62,548,000

shares purchased under the 2021 program,

subject to shareholder approval at the 2023

AGM.
In March 2022, UBS commenced a new two-year share repurchase program of up to USD
6
bn. Under this program, UBS
repurchased
234
m shares in 2022

for a total acquisition

cost of USD
3,944
m (CHF
3,808
m). UBS also

intends to cancel
the shares

purchased under

the 2022

program by means

of a

capital reduction,

pending approval

by shareholders

at a
future AGM.

As of or for the year ended
31.12.22 31.12.21 31.12.20
Shares outstanding
Shares issued
Balance at the beginning of the year
3,702,422,995
3,859,055,395
3,859,055,395
Shares canceled
(177,787,273)
1
(156,632,400)
2
Balance at the end of the year
3,524,635,722
3,702,422,995
3,859,055,395
Treasury shares
Balance at the beginning of the year
302,815,328
307,477,002
243,021,296
Acquisitions
359,378,093
214,270,175
128,372,257
Disposals
(67,497,138)
(62,299,449)
(63,916,551)
Cancellation of second trading line treasury shares
(177,787,273)
1
(156,632,400)
2
Balance at the end of the year
416,909,010
302,815,328
307,477,002
Shares outstanding
3,107,726,712
3,399,607,667
3,551,578,393
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS
7,630
7,457
6,557
Less: (profit) / loss on own equity derivative contracts
0
0
(1)
Net profit / (loss) attributable to shareholders for diluted

EPS
7,630
7,457
6,556
Weighted average shares

outstanding
Weighted average shares outstanding for basic

EPS
3
3,260,938,561
3,482,963,682
3,583,176,189
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and

warrants
outstanding
4
136,531,654
144,277,693
123,852,137
Weighted average shares outstanding for diluted

EPS
3,397,470,215
3,627,241,375
3,707,028,326
Earnings per share (USD)
Basic
2.34
2.14
1.83
Diluted

2.25
2.06
1.77
Potentially dilutive instruments
5
Employee share-based compensation awards
4,182,799
5,886,945
2,536,789
Other equity derivative contracts
1,690,247
6,553,051
11,414,728
Total
5,873,046
12,439,996
13,951,517
1 Reflects the cancellation of shares purchased under

UBS’s 2021 share repurchase

program as approved by shareholders at the 2022

Annual General Meeting (AGM).

2 Reflects the cancellation of shares purchased
under UBS’s 2018

–2021 share repurchase

program as approved

by shareholders at

the 2021 AGM.

3 The weighted

average shares

outstanding for basic

EPS are calculated

by taking the

number of

shares at the
beginning of the

period, adjusted

by the number

of shares acquired

or issued during

the period,

multiplied by a

time-weighted

factor for the

period outstanding.

As a result,

balances are affected

by the timing

of
acquisitions and issuances

during the period.

4 The weighted

average number

of shares for

notional employee

awards with pe

rformance conditions

reflects

all potentially dilutive

shares that are expected

to vest
under the terms of the awards.

5 Reflects potential shares that

could dilute basic

earnings per share in the future,

but were not dilutive for

the periods presented.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   258

Statement of cash flows
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Cash flow from / (used in)

operating activities
Net profit / (loss)
7,661
7,486
6,572
Non-cash items included in net

profit and other adjustments:
Depreciation, amortization and impairment of non

-financial assets
2,061
2,118
2,126
Credit loss expense / (release)
29
(148)
694
Share of net profits of associates and joint ventures and impairment related to associates
(32)
(105)
(84)
Deferred tax expense / (benefit)
494
434
352
Net loss / (gain) from investing activities
(1,470)
(230)
(698)
Net loss / (gain) from financing activities
(16,587)
100
3,246
Other net adjustments
5,844
3,802
(8,076)
Net change in operating

assets and liabilities:
Loans and advances to banks and amounts due

to banks
(1,088)
2,148
3,586
Securities financing transactions measured at amortized

cost
4,443
(2,316)
9,588
Cash collateral on derivative instruments
76
(3,312)
(3,487)
Loans and advances to customers and customer

deposits
(5,163)
2,365
18,149
Financial assets and liabilities at fair value held

for trading and derivative financial instruments
8,006
(10,516)
11,259
Brokerage receivables and payables
6,019
8,115
(5,199)
Financial assets at fair value not held for trading

and other financial assets and liabilities
5,678
19,609
320
Provisions and other non-financial assets and liabilities
257
3,010
(387)
Income taxes paid, net of refunds
(1,582)
(1,134)
(1,002)
Net cash flow from / (used in) operating

activities
14,647
31,425
36,958
Cash flow from / (used in)

investing activities
Purchase of subsidiaries, associates and intangible assets
(3)
(1)
(46)
Disposal of subsidiaries, associates and intangible

assets
1,730
1
593
674
Purchase of property,

equipment and software
(1,643)
(1,841)
(1,854)
Disposal of property, equipment

and software
161
295
366
Purchase of financial assets measured at fair value through

other comprehensive income
(4,783)
(5,802)
(6,290)
Disposal and redemption of financial assets measured at

fair value through other comprehensive

income
4,084
5,052
4,530
Net (purchase) / redemption of debt securities measured at amortized cost
(11,993)
(415)
(4,166)
Net cash flow from / (used in)

investing activities
(12,447)
(2,119)
(6,785)
Table

continues below.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   259

Statement of cash flows

(continued)
Table

continued from above.
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Cash flow from / (used in)

financing activities
Net short-term debt issued / (repaid)
(12,249)
(3,093)
23,845
Net movements in treasury shares and own

equity derivative activity
(6,006)
(3,341)
(1,387)
Distributions paid on UBS shares
(1,668)
(1,301)
(2,607)
Issuance of debt designated at fair value and long

-term debt measured at amortized cost
79,115
98,272
80,255
Repayment of debt designated at fair value and

long-term debt measured at amortized cost
(67,670)
(79,909)
(87,098)
Net cash flows from other financing activities
(617)
(282)
(575)
Net cash flow from / (used in)

financing activities
(9,094)
10,345
12,432
Total

cash flow
Cash and cash equivalents at the beginning

of the year
207,875
173,531
119,873
Net cash flow from / (used in) operating, investing

and financing activities
(6,895)
39,651
42,605
Effects of exchange rate differences on cash and

cash equivalents
(5,659)
(5,307)
11,052
Cash and cash equivalents at the end

of the year
2
195,321
207,875
173,531
of which: cash and balances at central banks
3
169,363
192,706
158,088
of which: loans and advances to banks
13,450
13,942
14,028
of which: money market paper
4
12,508
1,227
1,415
Additional information
Net cash flow from / (used in) operating activities

includes:
Interest received in cash
15,718
11,163
11,915
Interest paid in cash
8,198
4,707
6,320
Dividends on equity investments, investment

funds and associates received in cash
5
1,907
2,531
1,901
1 Includes cash proceeds

from the sales

of: UBS’s shareholding

in Mitsubishi Corp.

-UBS Realty Inc.;

UBS’s wholly

owned subsidiary UBS

Swiss Financial

Advisers AG; UBS’s

US alternative investments

administration
business; and UBS’s domestic

wealth management business in Spain.

Refer to Note 29 for more information.

Also includes dividends received

from associates.

2 USD
4,253
m, USD
3,408
m and USD
3,828
m of cash
and cash equivalents

(mainly reflected

in Loans and

advances to

banks) were

restricted as

of 31 December

2022, 31

December 2021

and 31 December

2020, respectively.

Refer to

Note 22 for

more information.

3 Includes only balances with

an original maturity of

three months or less.

4 Money market

paper is included in

the balance sheet

under Financial assets

at fair value held

for trading (31 December

2022: USD
2
m;
31 December 2021: USD
20
m; 31 December 2020: USD
117
m), Financial assets measured at fair value through

other comprehensive income (31

December 2022: USD
0
m; 31 December 2021: USD
0
m; 31 December
2020: USD
178
m), Financial assets

at fair

value not

held for trading

(31 December

2022: USD
6,048
m; 31 December

2021: USD
1,066
m; 31 December

2020: USD
536
m), and Other

financial assets

measured at
amortized cost (31

December 2022:

USD
6,459
m; 31 December

2021: USD
141
m; 31 December

2020: USD
584
m).

5 Includes

dividends received

from associates

reported within

Net cash

flow from /

(used in)
investing activities.

Changes in liabilities

arising from financing

activities
USD m
Debt issued
measured at
amortized cost
of which:
short-term
1
of which:
long-term
2
Debt issued
designated at fair
value
Over-the-
counter debt
instruments
3
Total
Balance as of 1 January 2021
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
96,057
73,799
2,128
215,082
Cash flows
(14,333)
(12,249)
(2,084)
13,782
(253)
(804)
Non-cash changes
(10,201)
(1,173)
(9,028)
(13,944)
(190)
(24,335)
of which: foreign currency translation
(3,526)
(1,173)
(2,353)
(1,394)
(115)
(5,035)
of which: fair value changes
(12,550)
(75)
(12,625)
of which: hedge accounting

and other effects
(6,675)
(6,675)
(6,675)
Balance as of 31 December 2022
114,621
29,676
84,945
73,638
1,684
189,943
1 Debt with an original contractual maturity

of less than one year.

2 Debt with an original maturity greater than

or equal to one year. The

classification of debt issued into

short-term and long-term does not consider
any early redemption features.

3 Included in balance

sheet line Other financial liabilities

designated at fair value.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   260
Notes to the UBS Group AG consolidated

financial statements
Note 1

Summary of material accounting policies
The following table

provides an overview of

information included

in this Note.

261
a)

Material accounting policies

261
Basis of accounting
261
1)

Consolidation

261
2)
Financial instruments
261
a.

Recognition

262
b.

Classification, measurement and presentation

266
c.

Loan commitments and financial guarantees

266
d.

Interest income and expense

266
e.
Derecognition
266
f.
Fair value of financial instruments
267
g.
Allowances and provisions for expected
credit losses
270
h.
Restructured and modified financial assets
270
i.

Offsetting

271

j.
Hedge accounting

271
3)
Fee and commission income and expenses
272
4)
Share-based and other deferred compensation plans
273
5)
Post-employment benefit plans
273
6)
Income taxes
274
7)
Property, equipment and software
274
8)
Goodwill
274
9)
Provisions and contingent liabilities
275
10)
Foreign currency translation
275
11)
Equity, treasury shares and contracts
on UBS Group AG shares
276
b)
Changes in accounting policies, comparability
and other adjustments
276
c)
International Financial Reporting Standards and
Interpretations to be adopted in 2023 and later
and other changes

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   261

Note 1

Summary of material accounting policies

(continued)

a) Material accounting policies
This Note

describes the material

accounting

policies applied

in the preparation

of the consolidated

financial statements
(the Financial Statements) of UBS

Group AG and

its subsidiaries (UBS or the Group).

On 23 February 2023,

the Financial
Statements were authorized

for issue by the Board

of Directors (the BoD).

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

Critical accounting estimates and judgments
Preparation of these

Financial

Statements under

IFRS requires

management to

apply judgment

and make

estimates

and assumptions that

affect reported

amounts
of assets, liabilities, income and expenses,

and disclosure of contingent assets and liabilities,

and may involve significant uncertainty

at the time they are made.
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

to Note 19);
–

fair value measurement (

refer to item 2f in this Note and

to Note 20);
–
income taxes (refer to item

6 in this Note and to Note 8);
–
provisions and contingent liabilities

(refer to item 9 in this Note and to Note

17);
–
post-employment benefit plans

(refer to item 5 in this Note and to Note 2

6);
–
goodwill (refer

to item 8 in this Note and to Note 12); and
–

consolidation of structured

entities (refer to item 1 in this

Note and to Note 28).

1) Consolidation
The Financial

Statements include

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
to one or more elements req

uired to establish that control is present.
Business

combinations

are accounted

for using

the acquisition

method.

The amount

of any

non-controlling

interest is
measured at the non-controlling

interest’s proportionate share

of the acquiree’s identifiable net assets.

›

Refer to Note 28   for more information

Critical accounting estimates and judgments
Each individual

entity is assessed

for consolidation in line

with the aforementioned

consolidation principles. The

assessment of

control can be

complex and
requires the use of significant judgment

,

in particular in determining whether UBS has power over the entity.

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

›

Refer to Note 28

for more information
2)

Financial instruments
a. Recognition
UBS

recognizes financial

instruments

when

it becomes

a party

to contractual

provisions

of an

instrument. UBS

applies
settlement date accounting to

all standard purchases

and sales of non-derivative financial

instruments.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   262

Note 1

Summary of material accounting policies

(continued)
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

recognized on the balance

sheet
if,

through

contractual

agreement,

regulation

or

practice,

UBS

neither

obtains

benefits

from

nor

controls

such

cash
balances.
b. Classification, measurement and

presentation
Financial assets

Where the contractual

terms of a

debt instrument

result in cash

flows that are

solely payments of principal

and interest
(SPPI) on

the principal amount

outstanding,

the debt

instrument is

classified as measured

at amortized

cost if it

is held
within a business model that has an objective of holding financial assets to collect contractual cash flows, or at fair value
through other

comprehensive income

(FVOCI) if it

is held

within a business

model with the

objective being achieved

by
both collecting contractual cash flows

and selling financial assets.

All other

financial assets

are measured

at fair

value

through

profit or

loss (

FVTPL), including

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

SPPI, the Group considers whether the contractual terms of the financial asset

contain

a

term

that

could

change

the

timing

or

amount

of

contractual

cash

flows

arising

over

the

life

of

the
instrument. This assessment includes

contractual cash flows that

may vary due to environmental,

social and governance
(ESG) triggers.
Financial liabilities

Financial liabilities measured at amortized

cost

Debt issued measured at amortized cost includes

contingent capital instruments contain

ing contractual provisions under
which the

principal amounts

would

be written

down

or converted

into equity

upon either

a specified

common

equity
tier 1 (CET1)

ratio breach or a determination

by the Swiss Financial Market Supervisory

Authority (FINMA) that a viability
event has

occurred.

Such contractual

provisions

are not

derivatives,

as the

underlying

is deemed

to be

a non

-financial
variable specific to a party to the contract.

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

loss, on the basis that
such financial

instruments include

non-closely-related

embedded derivatives

that significantly

impact the

cash flows

of
the

instrument

and

/

or

are

managed

on

a

fair value

basis

(refer

to

the

table

below

for

more

information).

Financial
instruments

including

embedded

derivatives

arise

predominantly

from

the

issuance

of

certain

structured

debt
instruments.

Measurement and presentation

After initial recognition, UBS classifies, measures and presents its financial assets and liabilities in accordance with

IFRS 9,
as described in the table below.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   263

Note 1

Summary of material accounting policies

(continued)

Classification, measurement

and presentation of financial assets

Financial assets classification Significant items included
Measurement and

presentation
Measured at

amortized cost
This classification includes:
–

cash and balances at central banks;
–

loans and advances to banks;
–

receivables from

securities financing transactions;
–

cash collateral receivables

on derivative
instruments;
–

residential and

commercial mortgages;
–

corporate loans;
–

secured loans, including Lombard

loans, and
unsecured loans;
–

loans to financial advisors; and
–

debt securities held as high

-quality liquid assets
(HQLA).

Measured at amortized

cost using the effective interest
method less allowances

for expected credit losses (ECL)
(refer to items 2d and 2g in

this Note for more information).
The following items are recognized

in the income
statement:
–

interest income, which is

accounted for in accordance
with item 2d in this Note;
–

ECL and reversals;

and
–

foreign exchange (FX)

translation gains and losses.
When a financial asset at amortized

cost is derecognized,
the gain or loss is recognized

in the income statement.
For amounts arising from

settlement of certain derivatives,
see below in this table.

Measured at
FVOCI

Debt
instruments
measured at
FVOCI
This classification primarily includes

debt securities
and certain asset-backed securities

held as HQLA.
Measured at fair value

,

with unrealized gains and losses
reported in
Other comprehensive income,
net of applicable
income taxes, until such investments

are derecognized.
Upon derecognition, any accumulated

balances in
Other
comprehensive income
are reclassified to the income
statement and reported

within
Other income.
The following items, which are

determined on the same
basis as for financial assets measured

at amortized cost, are
recognized in the income

statement:
–

interest income, which is

accounted for in accordance
with item 2d in this Note;
–

ECL and reversals; and
–

FX translation gains and losses.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   264

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

actual pattern of short-
term profit taking. Included

in this category are debt
instruments (including those

in the form of securities,
money market paper,

and traded corporate and bank
loans) and equity instruments.

Measured at fair value

,

with changes recognized in the
income statement.
Derivative assets (including

derivatives that are designated
and effective hedging instruments)

are generally
presented as
Derivative financial instruments
, except those
exchange-traded derivatives (ETD)

and over-the-counter
(OTC)-cleared derivatives that are

legally settled on a daily
basis or economically net

settled on a daily basis, which
are presented within
Cash collateral receivables on
derivative instruments.
Changes in fair value, initial transaction

costs, dividends
and gains and losses arising

on disposal or redemption are
recognized in
Other net income from financial
instruments measured at fair value

through profit or loss,
except interest income on instruments

other than
derivatives (refer to item 2d

in this Note), interest on
derivatives designated as hedging

instruments in hedges
of interest rate risk and

forward points on certain short-
and long-duration FX contracts acting

as economic
hedges, which are reported

in
Net interest income.

Changes in the fair

value of derivatives that are
designated and effective

hedging instruments are
presented either in the income

statement or
Other
comprehensive income
, depending on the type of hedge
relationship (refer

to item 2j

in this Note for more
information).
Mandatorily
measured at
FVTPL – Other
This classification includes financial asset

s

mandatorily
measured at FVTPL that are

not held for trading, as
follows:

–

certain structured loans, certain

commercial loans, and
receivables from

securities financing transactions that
are managed on a fair

value basis;

–

loans managed on a fair

value basis,

including those
hedged with credit derivatives

;
–

certain debt securities held as HQLA and

managed on a
fair value basis;

–

certain investment fund holdings

and assets held to
hedge delivery obligations related

to cash-settled
employee compensation plans;

–

brokerage receivables,

for which contractual cash flows
do not meet the SPPI criterion

because the aggregate
balance is accounted for as a

single unit of account,
with interest being calculated

on the individual
components;
–

auction rate securities, for

which contractual cash flows
do not meet the SPPI criterion

because interest may be
reset at rates that contain leverage

;
–

equity

instruments;

and
–

assets held under unit-linked investment

contracts.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   265

Note 1

Summary of material accounting policies

(continued)

Classification, measurement

and presentation of financial liabilities

Financial liabilities classification Significant items included
Measurement and

presentation
Measured at amortized cost
This classification includes:
–

demand and time deposits;

–

retail savings / deposits;
–

sweep deposits;
–

payables

from securities financing transactions

;

–

non-structured debt

issued;

–

subordinated debt;

–

commercial paper and

certificates of deposit; and
–

cash collateral payables on derivative

instruments.
Measured at amortized

cost using the effective interest
method.
When a financial liability at amortized

cost is
derecognized, the gain

or loss is recognized in the income
statement.

Interest Income generated

from client deposits
derecognized pursuant

to certain deposit sweep programs
is presented within
Net interest income from financial
instruments measured at fair value

through profit or loss
and other
.
Measured at
FVTPL
Held for trading Financial liabilities held for trading include:
–

all derivatives with a negative replacement

value
(including certain loan commitments)

,

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
of change in the fair value o

f

a financial liability
designated at FVTPL that is

attributable to changes in
UBS’s own credit

risk is presented in
Other comprehensive
income

directly within
Retained earnings
and is never
reclassified to the income

statement.
Derivative liabilities (including derivatives

that are
designated and effective

hedging instruments) are
generally presented as
Derivative financial instruments,
except those exchange

-traded and OTC-cleared
derivatives that are legally settled

on a daily basis or
economically net settled on a daily

basis, which are
presented within
Cash collateral payables on derivative
instruments.
Designated at
FVTPL
UBS designates

at FVTPL the following financial
liabilities:
–
issued hybrid debt instruments

that primarily include
equity-linked, credit

-linked and rates-linked bonds or
notes;
–

issued debt instruments managed

on a fair value
basis;
–

certain payables from

securities financing
transactions;
–

amounts due under unit

-linked investment contracts,
the cash flows of which are

linked to financial assets
measured at FVTPL and eliminate

an accounting
mismatch;

and
–

brokerage payables, which arise

in conjunction with
brokerage receivables

and are measured at FVTPL to
achieve measurement consistency.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   266

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

›

Refer to Note 22

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

recorded

in

the
income statement.

Certain OTC derivative

contracts and most exchange-traded futures and option

contracts cleared through central

clearing
counterparties and exchanges are considered

to be settled on a daily basis,

as the payment or receipt of variation margin
on a daily basis represents

legal or economic settlement, which results in derecognition of the associated derivatives.
›

Refer to Note 21

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

›

Refer to Note 20

for more information

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   267

Note 1

Summary of material accounting policies

(continued)
Critical accounting estimates and judgments
The use

of valuation techniques,

modeling assumptions

and estimates of

unobservable market

inputs in the

fair valuation of

financial instruments

requires
significant

judgment

and

could

affect

the

amount

of

gain

or

loss

recorded

for

a

particular

position.

Valuation

techniques

that

rely

more

heavily

on
unobservable

inputs

and

sophisticated

models

inherently

require

a

higher

level of

judgment

and

may

require

adjustment

to reflect

factors

that

market
participants would consider

in estimating fair value, such as close

-out costs, which are presented in Note 2

0d.

UBS‘s

governance framework over fair value measurement is described in Note 20b,

and UBS provides a sensitivity analysis of the

estimated effects arising
from changing significant

unobservable inputs in Level 3

financial instruments to reasonably possible

alternative assumptions in Note 20f.

›

Refer to Note 20

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

the following basis.
–

Stage 1 instruments: Maximum 12-month ECL are recognized from initial recognition, reflecting the portion of lifetime
cash shortfalls that would

result if a default occurs in

the 12 months after the

reporting date, weighted

by the risk of
a default occurring.

–

Stage 2 instruments: Lifetime ECL are recognized if

a significant increase in credit risk (an SICR) is

observed subsequent
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

in part or in full,

of amounts previously
written off are generally credited to
Credit loss expense / (release)
.

ECL are recognized in the income statement in
Credit loss expense / (release)
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

Basel III advanced

internal ratings-based
(A-IRB) models that are also

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

(TTC)
parameters. All models

that are relevant

for measuring expected

credit losses

are subject to

UBS’s model

validation and
oversight processes.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   268

Note 1

Summary of material accounting policies

(continued)
Probability of default:
PD represents

the probability of a default

over a specified time

period. A 12

-month PD represents
the probability of default determined

for the next 12 months and a lifetime PD represents

the probability of default over
the remaining lifetime

of the instrument. PIT

PDs are derived

from TTC PDs and

scenario forecasts. The modeling is

region,
industry and

client segment

specific and

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
Loss given default:
LGD represents an estimate

of the loss at the time of a potential

default occurring, taking

into account
expected

future

cash

flows

from

collateral

and

other

credit

enhancements,

or

expected

payouts

from

bankruptcy
proceedings for unsecured

claims and, where applicable,

time to realization

of collateral and the

seniority of claims.

LGD is
commonly expressed

as a percentage of

EAD.
Estimation of expected credit losses
Number of scenarios and estimation

of scenario weights
Determination of

probability-weighted ECL

requires evaluating

a range of diverse

and relevant future

economic conditions,
especially with a view

to modeling the

non-linear effect of assumptions

about macroeconomic

factors on the

estimate.

To

accommodate

this

requirement,

UBS

uses

different

economic

scenarios

in

the

ECL

calculation.

Each

scenario

is
represented

by a

specific scenario

narrative,

which

is

relevant

considering

the exposure

of key

portfolios

to

economic
risks, and for which

a set of

consistent macroeconomic variables is determined. The

estimation of the appropriate weights
for

these

scenarios

is

predominantly

judgment-based.

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
Macroeconomic and other factors
The range

of macroeconomic,

market and

other factors

that is

modeled as

part of

the scenario

determination

is wide,
and historical information

is used to

support the identification

of the key

factors. As the

forecast horizon increases,

the
availability of

information

decreases,

requiring

an increase

in judgment.

For

cycle-sensitive PD

and

LGD

determination
purposes, UBS projects the relevant economic factors for a period of three years before reverting, over a specified period,
to cycle-neutral PD and LGD for longer

-term projections.

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

Scenario generation, review process and

governance
A team of

economists, which

is part

of Group

Risk Control,

develop the

forward-looking

macroeconomic assumptions
with involvement from a broad

range of experts.
The

scenarios,

their weight

and

the

key macroeconomic

and

other

factors

are

subject

to

a

critical

assessment

by

the
IFRS 9 Scenario

Sounding

Sessions

and

ECL Management

Forum, which

include senior

management

from

Group

Risk
and Group

Finance. Important aspects

for the

review include

whether there

may be

particular credit

risk concerns

that
may not be

capable of being

addressed systematically and

require post-model

adjustments for stage

allocation and

ECL
allowance.

The

Group

Model

Governance

Committee

(the

GMGC),

as

the

highest

authority

under

UBS’s

model

governance
framework, ratifies the decisions

taken by the ECL Management Forum.

›

Refer to Note 19

for more information
ECL measurement period

The period

for which lifetime

ECL are

determined is

based on

the maximum

contractual period

that UBS

is exposed

to
credit

risk,

taking

into

account

contractual

extension,

termination

and

prepayment

options.

For

irrevocable

loan
commitments

and

financial guarantee

contracts, the

measurement

period

represents

the maximum

contractual

period
for which UBS has an

obligation to extend credit.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   269

Note 1

Summary of material accounting policies

(continued)
Additionally, some financial instruments include both

an on-demand loan and a revocable undrawn commitment, where
the

contractual cancel

lation

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

both quantit

ative and

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

,

is provided

in the

“SICR

thresholds”

table below.

The

actual SICR

thresholds
applied are defined on

a more granular level by interpolating between

the values shown in

the table.
SICR thresholds
–
Internal rating at origination

of the instrument
–
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
an

SICR.

Exception

management

is

further

applied,

allowing

for

individual

and

collective

adjustments

on

exposures
sharing the same credit risk character

istics to take account of specific situations

that are not otherwise fully reflected.

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

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   270

Note 1

Summary of material accounting policies

(continued)
Credit risk

officers are

responsible

for the

identification

of an

SICR,

which for

accounting

purposes is

in some

respects
different

from

internal

credit

risk

management

processes
.

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
Scenarios, scenario weights and macroeconomic

variables

ECL reflect

an unbiased and probability-weighted amount, which UBS determines by evaluating a range of possible outcomes. Management selects forward-
looking

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

facilities.

Modeling and post-model adjustments
A number of

complex models have been

developed or modified

to calculate ECL,

with additional post

-model adjustments required

which may significantly
affect ECL. The models are governed

by UBS’s model validation controls and approved

by the GMGC. The post-model adjustm

ents are approved by the ECL
Management Forum and endorsed

by the GMGC.
A sensitivity analysis covering

key macroeconomic variables, scenario

weights and SICR trigger points on ECL measurement

is provided in Note 19f.

›

Refer to Note 19

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

on the balance sheet

for
substantial

amounts

of

UBS’s

financial assets

and

liabilities,

even

though

they

may

be

subject

to

enforceable

netting
arrangements. Repurchase

arrangements and

securities financing transactions

are presented

net only to

the extent that
the settlement

mechanism eliminates,

or results

in insignificant,

credit and

liquidity

risk, and

processes

the receivables
and payables in a single

settlement process or cycle.
›

Refer to Note 21   for more information

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   271

Note 1

Summary of material accounting policies

(continued)
j
. Hedge accounting
The

Group

applies

hedge

accounting

requirements

of

IFRS 9

where

the

criteria

for

documentation

and

hedge
effectiveness

are

met. If

a hedge

relationship

no

longer

meets the

criteria for

hedge

accounting,

hedge

accounting

is
discontinued. Voluntary

discontinuation of hedge

accounting is not permitted under IFRS 9.
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

or
Interest
expense

from financial

instruments

measured

at

amortized

cost

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

UBS continues

hedge accounting during

the period of uncertainty before existing

interest rate benchmarks

are replaced
with alternative risk-free

interest rates.

During this

period, UBS

assumes that the

current benchmark rates

will continue
to exist, such that forecast

transactions are considered

highly probable and

hedge relationships

remain, with little

or no
consequential impact on the

financial statements. Upon

replacement of existing

interest rate benchmark

s

by alternative
risk-free interest rates, UBS

applies the requirements

of
Amendments to IFRS 9,

IAS 39, IFRS 7, IFRS 4

and IFRS 16 (Interest
Rate Benchmark Reform – Phase 2),
where applicable
.

›

Refer to Note 25

for more information
3)

Fee and commission income and

expenses
UBS

earns fee

income from

the diverse

range

of services

it provides

to its

clients. Fee

income can

be divided

into two
broad

categories:

fees

earned

from

services

that

are

provided

over

a

certain

period

of

time, such

as

management

of
clients’

assets,

custody

services

and

certain

advisory

services;

and

fees

earned

from

point-in-time

services,

such

as
underwriting

fees,

deal-contingent

merger

and

acquisitions

fees,

and

brokerage

fees

(e.g.,

securities

and

derivatives
execution and clearing). UBS recognizes

fees earned from PIT services when it has fully provided the service to the client.
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

performance obligations.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   272

Note 1

Summary of material accounting policies

(continued)
PIT services

are generally

for a

fixed price

or dependent

on deal

size, e.g.,

a fixed number

of basis

points of

trade size,
where the amount of revenue is known when the performance obligation is met. Fixed

-over-time fees are recognized on
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

short-
term nature of such contracts,

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

revenues

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
›

Refer to Note 27

for more information

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   273

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

Calculation o

f

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
determined

using

a

number

of

economic

and

demographic

assumptions.

A

range

of

assumptions

could

be

applied,

and

different

assumptions

could
significantly alter

the defined benefit

liability or

asset and

pension expense

recognized. The

most significant

assumptions include

life expectancy,

discount
rate,

expected salary

increases,

pension

increases

and interest

credits on

retirement

savings account

balances. Sensitivity

analysis for

reasonable possible
movements in each significant assumption

for UBS‘s post-employment obligations is

provided in Note 26.
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

and those of the non

-Swiss jurisdictions in which UBS has

business
operations.
The Group’s provision for income taxes is composed

of current and deferred taxes. Current income taxes represent taxes to be paid or refunded

for the current period or previous

periods.

Deferred tax

assets (DTAs) and

deferred tax liabilities

(DTLs) are recognized for

temporary differences between

the carrying
amounts

and

tax bases

of

assets

and

liabilities

that will

result

in deductible

or

taxable amounts

,

respectively

in

future
periods.

DTAs may also arise from

other sources, including

unused tax losses and

unused tax credits. DTAs and

DTLs are
measured

using

the applicable

tax

rates and

laws

that have

been

enacted or

substantively enacted

by

the end

of the
reporting period and

that will be in effect when such differences

are expected to reverse.
DTAs are

recognized only to

the extent it is

probable

that sufficient taxable profits

will be

available against which

these
differences can

be used

.

When an

entity or

tax group

has a

history of

recent

losses,

DTAs

are only

recognized

to the
extent there are sufficient

taxable temporary differences or there is

convincing other evidence

that sufficient taxable profit
will be available against which the

unused tax losses can be

utilized.
Deferred and current tax assets

and liabilities are offset when:

(i) they arise in the

same tax reporting group;

(ii) they relate
to the same

tax authority;

(iii) the legal

right to offset

exists;

and (iv) with

respect to

current taxes

they are

intended to
be settled net or realized simultaneously.
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

using either the most likely

amount or expected
value methods,

depending on

which method

is deemed

a better predictor

of the

basis on

which, and

extent to which,
the uncertainty will be resolved.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   274

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

that the

value of

UBS’s DTAs

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

losses. Software
development costs are capitalized

only when the costs

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

amount.

The

recoverable

amounts

of

such

assets,

other

than
property that has

a market price, are

generally determined

using a

replacement cost approach

that reflects the amount
that would be currently required by a market participant to replace the service capacity of the asset. If such assets are no
longer used, they are tested individually for impairment.
›

Refer to Note 11

for more information
8) Goodwill
Goodwill

represents

the

excess of

the

consideration over

the

fair

value

of

identifiable assets,

liabilities and

contingent
liabilities acquired that arises in a

business combination.

Goodwill is not amortized, but is assessed for

impairment at the
end

of

each

reporting

period,

or

when

indicators

of

impairment

exist.

UBS

tests

goodwill

for

impairment

annually,
irrespective of whether

there is any indication

of impairment.

An impairment charge is recognized in the income

statement if the carrying

amount exceeds the recoverable amount

of a
cash-generating

unit.

Critical accounting estimates and judgments
UBS‘s methodology

for goodwill

impairment testing

is based

on a

model that

is most

sensitive to

the following

key assumptions

:

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

12 for more information

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

of resources

is remote.

Contingent liabilities

are also

disclosed

for possible

obligations

that arise

from past
events, the existence of which will

be confirmed only by uncertain future

events not wholly within the

control of UBS.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   275

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

Refer to Note 17

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

Refer to Note 32

for more information
11)

Equity, treasury shares and contracts on UBS

Group AG shares
Proceeds from

the issuance

of shares

are recognized

in
Share capital

for the nominal

value, with the

balance presented
in
Share premium
.
UBS Group AG shares held

(treasury shares)
UBS Group

AG shares held

by the Group

,

including those

purchased as

part of market-making

activities, are

presented
in
Equity

as
Treasury

shares

at their

acquisition

cost and

are deducted

from
Equity

until they

are canceled

or reissued.
The difference between

the proceeds from sales of

treasury shares and

their weighted average cost (net of tax,

if any) is
reported as
Share premium
.
Contracts on UBS Group AG

shares
Contracts involving

UBS Group

AG shares

that require

net cash

settlement, or

provide

the counterparty

or UBS

with a
settlement option that includes a choice of

settling net in cash, are classified

as derivatives held for trading.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   276

Note 1

Summary of material accounting policies

(continued)

b) Changes in accounting policies, comparability

and other adjustments

Changes to the presentation

of the financial statements
During 2022,

UBS made several

changes to

simplify the presentation

of the income

statement alongside

other primary
financial statements and disclosure notes, and to

align them with management information. In

particular,
Total operating
income

has been renamed
Total revenues

and excludes
Credit loss expense / (release)
, which is now separately presented
below
Total revenues
.
Reclassification of a portfolio from
Financial assets measured at fair value

through other comprehensive income

to
Other financial assets measured at amortized

cost
Effective from 1 April 2022, UBS has reclassified a

portfolio of financial assets from
Financial assets measured at fair value
through other comprehensive income

with a fair value of USD
6.9
bn (the Portfolio) to
Other financial assets measured at
amortized cost
, in line with the principles in IFRS 9,
Financial Instruments
, which require a reclassification

when an entity
changes its business model

for managing financial assets.
The Portfolio’s cumulative fair value losses of USD
449
m pre-tax and USD
333
m post-tax, previously recognized in
Other
comprehensive

income
,

have

been

removed

from

equity

and

adjusted

against

the

value

of

the

assets

on

the
reclassification date, so

that the Portfolio is

measured as if the

assets had always been

classified at amortized cost,

with
a value of USD
7.4
bn as on 1 April 2022. The reclassification had

no effect on the income statement.

The reclassified Portfolio is made up of high-quality liquid assets, primarily US government treasuries and US government agency mortgage-backed securities, held

and separately managed by

UBS Bank USA (BUSA).
The accounting

reclassification has

arisen as a

direct result

of the transformation

of UBS’s

Global Wealth Management
Americas

business,

which

has

significantly

impacted

BUSA.

This

includes

initiatives

approved

by

the

Group

Executive
Board to significantly grow

and extend the business,

as disclosed on

1 February 2022 during

UBS’s fourth quarter 2021
earnings presentation.

Over the two

years preceding

the reclassification

date,

BUSA’s deposit

base grew

by more than
100% generating substantial cash

balances, with a number

of new products being

launched, including new deposit

types
that are longer in duration,

additional lending and a broader

range of customer segments targeted.
Following the commencement of these activities

and the announcement

made in the first quarter of 2022,

the Portfolio
is no longer held in a business model to collect the contractual cash flows and sell the assets, but is instead solely held to collect the contractual

cash flows

until the assets

mature, requiring

a reclassification

of the Portfolio

in line

with IFRS

9
with effect from 1 April 2022.
The fair

value of

the Portfolio

as on

31 December 2022

was USD
5.8
bn. A

pre-tax fair

value

loss of

USD
981
m would
have been recognized in
Other comprehensive income

during 2022

if the Portfolio had not been

reclassified.
›

Refer to the Statement

of changes in equity

and Note 20

for more information

about the effects

from the reclassification

of the
Portfolio
Accounting for obligations

to safeguard crypto-assets an entity h

olds for platform users (SAB

121)
In

March

2022,

the

US

Security

and

Exchange

Commission

(the

SEC)

issued

Staff

Accounting

Bulletin

(SAB)

121,
“Accounting

for obligations

to safeguard

crypto-assets an

entity holds

for platform

users.” SAB

121

adds interpretive
guidance

requiring

SEC

registrants,

including

foreign

private

issuers

that

apply

IFRS,

to

recognize

a

liability

on

their
balance sheets

to reflect the obligation to safeguard any digital asset that is issued or transferred using distributed ledger or blockchain

technology and

held for

their platform users,

along with

a corresponding asset.

The guidance

is effective
for UBS

for annual

reporting from

2022 onwards.

Amounts that would

be recognized

as liabilities, with

corresponding
assets, under this guidance

are not material to UBS.

c)

International Financial Reporting

Standards and Interpretations

to be adopted in

2023

and later and other
changes
IFRS 17,

Insurance Contracts
In May 2017,

the IASB issued

IFRS 17,
Insurance Contracts
, which

sets out

the accounting requirements

for contractual
rights and obligations that arise from insurance contracts issued and reinsurance contracts held. IFRS 17 is effective from
1 January

2023.

Adoption

on

1 January

2023

will have

no

effect on

the

Group’s

financial statements

.

UBS

does

not
provide insurance services in any

market.
Other amendments to IFRS
The IASB

has issued

a number

of minor

amendments to

IFRS,

effective from

1 January

2023

and

in later

years. These
amendments are not expected to

have a significant effect on

the Group when

they are adopted.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   277

Note 2a

Segment reporting
UBS’s businesses

are organized globally into

four business divisions:

Global Wealth Management,

Personal & Corporate
Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group

Functions and
qualify as reportable segments for

the purpose of segment

reporting. Together

with Group Functions, the

four business
divisions reflect the management structure

of the Group

.
–

Global Wealth

Management

provides

financial services,

advice and

solutions to

private wealth

clients.

Its offering
ranges from

investment management

to estate planning

and corporate finance

advice, in

addition to

specific wealth
management and banking

products and services.

–

Personal

&

Corporate

Banking

serves

its

private,

corporate,

and

institutional

clients’

needs,

from

banking

to
retirement, financing,

investments and

strategic transactions

,

in Switzerland,

through its

branch network

and digital
channels.
–

Asset Management

is a global,

large-scale and diversified

asset manager. It

offers investment

capabilities and styles
across

all

major

traditional

and

alternative

asset

classes,

as

well

as

advisory

support

to

institutions,

wholesale
intermediaries and wealth management

clients.

–

The
Investment Bank

provides a range of services

to institutional, corporate and wealth management clients globally, to

help

them

raise

capital,

grow

their

businesses,

invest

and

manage

risks.

Its

offering

includes

research,

advisory
services, facilitating clients raising

debt and equity from the public

and private markets

and capital markets,

cash and
derivatives trading across equities and

fixed income,

and financing.

–

Group

Functions

is

made

up

of

the

following

major

areas:

Group

Services

(which

consists

of

Chief

Digital

and
Information

Office,

Communications

&

Branding,

Compliance,

Finance,

Group

Sustainability

and

Impact,

Human
Resources,

Group

Legal,

Regulatory

&

Governance,

and

Risk

Control),

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

reportable segment.
Segment

assets

are

based

on

a

third-party

view

and

do

not

include

intercompany

balances.

This

view

is

in

line

with
internal

reporting

to

the

GEB.

If one

operating

segment

is

involved

in

an

external

transaction

together

with

another
operating segment

or Group Functions,

additional criteria are considered

to determine the

segment that will

report the
associated

assets.

This

will

include

a

consideration

of

which

segment’s

business

needs

are

being

addressed

by

the
transaction

and

which

segment

is

providing

the

funding

and

/

or

resources.

Allocation

of

liabilities

follows

the

same
principles.
Non-current

assets disclosed

for segment

reporting

purposes

represent

assets that

are expected

to be

recovered

more
than

12

months

after

the

reporting

date,

excluding

financial

instruments,

deferred

tax

assets

and

post-employment
benefits.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   278

Note 2a

Segment reporting (continued)
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS
For the year ended 31 December

2022
Net interest income
5,273
2,191
(19)
(242)
(584)
6,621
Non-interest income
13,694
2,111
2,980
1
8,958
199
27,942
Total revenues
18,967
4,302
2,961
8,717
(385)
34,563
Credit loss expense / (release)
0
39
0
(12)
3
29
Operating expenses
13,989
2,452
1,564
6,832
92
24,930
Operating profit / (loss) before

tax
4,977
1,812
1,397
1,897
(480)
9,604
Tax expense / (benefit)
1,942
Net profit / (loss)
7,661
Additional information
Total assets
388,530
235,226
17,348
391,320
71,940
1,104,364
Additions to non-current assets
42
13
1
34
1,970
2,060
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS
For the year ended 31 December

2021
Net interest income
4,244
2,120
(15)
481
(127)
6,705
Non-interest income
15,175
2,143
2,632
8,972
(233)
28,689
Total revenues
19,419
4,263
2,617
9,454
(359)
35,393
Credit loss expense / (release)
(29)
(86)
1
(34)
0
(148)
Operating expenses
14,665
2,618
1,586
6,858
330
26,058
Operating profit / (loss) before

tax
4,783
1,731
1,030
2,630
(689)
9,484
Tax expense / (benefit)
1,998
Net profit / (loss)
7,486
Additional information
Total assets
2
395,235
225,370
25,639
346,431
124,507
1,117,182
Additions to non-current assets
56
16
1
30
1,989
2,091
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS
For the year ended 31 December

2020
Net interest income
4,027
2,049
(17)
284
(481)
5,862
Non-interest income
3
13,107
1,858
2,993
9,235
30
27,222
Total revenues
17,134
3,908
2,975
9,519
(452)
33,084
Credit loss expense / (release)
88
257
2
305
42
694
Operating expenses
13,026
2,392
1,519
6,732
567
24,235
Operating profit / (loss) before

tax
4,019
1,259
1,455
2,482
(1,060)
8,155
Tax expense / (benefit)
1,583
Net profit / (loss)
6,572
Additional information
Total assets
367,714
231,657
28,589
369,683
128,122
1,125,765
Additions to non-current assets
5
12
385
150
2,294
2,847
1 Includes an USD
848
m gain in Asset

Management related

to the sale

of UBS’s

shareholding in

Mitsubishi Corp.-UBS

Realty Inc.

2 During 2022,

UBS refined

the methodology applied

to allocate

balance sheet
resources from Group Functions

to the business divisions,

with prospective effect. If the

new methodology had been

applied as of 31 December

2021, balance sheet assets allocated

to business divisions would

have
been USD
26
bn higher, of which USD
14
bn related to the Investment Bank.

3 Includes a USD
631
m net gain on the sale of a majority stake in Fondcenter AG (now Clearstream

Fund Centre AG), of which USD
571
m
was recognized in Asset

Management and USD
60
m was recognized in Global

Wealth Management.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   279

Note 2b

Segment

reporting by geographic location
The operating

regions shown

in the

table below

correspond

to the

regional

management structure

of the

Group. The
allocation of total revenues

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
Global

line.
The geographic analysis of non-current

assets is based on

the location of

the entity

in which the given assets

are recorded.

For the year ended 31 December

2022
Total revenues
1
Total non-current assets
USD bn Share % USD bn
Share %

Americas
2
13.8
40
8.9
46
Asia Pacific
5.6
16
1.5
8
Europe, Middle East and Africa (excluding

Switzerland)
7.0
20
2.9
15
Switzerland
7.7
22
6.3
32
Global
0.5
1
0.0
0
Total
34.6
100
19.7
100
For the year ended 31 December

2021
Total revenues
1
Total non-current assets
USD bn Share % USD bn
Share %

Americas
2
14.5
41
9.0
44
Asia Pacific
6.5
18
1.5
7
Europe, Middle East and Africa (excluding

Switzerland)
7.0
20
2.9
14
Switzerland
7.8
22
7.1
35
Global
(0.3)
(1)
0.0
0
Total
35.4
100
20.5
100
For the year ended 31 December

2020
Total revenues
1
Total non-current assets
USD bn Share % USD bn
Share %

Americas
2
13.2
40
9.0
42
Asia Pacific
6.1
18
1.5
7
Europe, Middle East and Africa (excluding

Switzerland)
6.5
20
3.0
14
Switzerland
7.1
22
7.6
36
Global
0.1
0
0.0
0
Total
33.1
100
21.1
100
1 During 2022, UBS changed

the presentation

of its Income statement. Total

operating income was

renamed Total

revenues and excludes Credit

loss expense

/ (release). Note 2b,

including prior-period

information,
has been updated to reflect

the new presentation structure,

with the disclosure

of Total revenues

instead of Total operating

income. Refer to

Note 1b for more information.

2 Predominantly related

to the USA.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   280
Income statement notes
Note 3

Net interest

income and other net

income from financial

instruments measured

at fair value through
profit or loss
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Net interest income from financial instruments measured

at fair value through profit or

loss and other
1,403
1,431
1,299
Other net income from financial instruments measured

at fair value through profit or

loss
7,517
5,850
6,960
of which: net gains / (losses) from financial liabilities designated at fair value
1
17,037
(6,582)
1,509
Total net income from

financial instruments measured at fair value

through profit or loss and other
8,920
7,281
8,259
Net interest income
Interest income from loans and deposits
2
9,612
6,488
6,690
Interest income from securities financing transactions

measured at amortized cost
3
1,378
513
862
Interest income from other financial instruments measured

at amortized cost
545
284
335
Interest income from debt instruments measured at fair

value through other comprehensive

income
74
115
101
Interest income from derivative instruments designated as

cash flow hedges

173
1,133
822
Total interest income

from financial instruments measured at

amortized cost and fair value through

other comprehensive income
11,782
8,533
8,810
Interest expense on loans and deposits
4
2,579
523
1,031
Interest expense on securities financing transactions

measured at amortized cost
5
1,089
1,102
870
Interest expense on debt issued
2,803
1,533
2,237
Interest expense on lease liabilities
92
102
110
Total interest expense

from financial instruments measured at

amortized cost
6,564
3,259
4,247
Total net interest income

from financial instruments measured at amortized

cost and fair value through

other comprehensive income
5,218
5,274
4,563
Total net interest income

from financial instruments measured at

fair value through profit or loss and other
1,403
1,431
1,299
Total net interest income
6,621
6,705
5,862
1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign

currency translation effects

arising from translating foreign currency

transactions into the respective functional
currency, both of which are reported within Other

net income from financial instruments measured at fair value through profit or loss. 2022

included net gains of USD
4,112
m (net losses of USD
2,068
m and USD
72
m
in 2021 and 2020,

respectively), driven

by financial liabilities

related to unit-linked

investment contracts,

which are

designated at fair

value through

profit or loss.

This was

offset by net

losses of USD
4,112
m (net
gains of USD
2,068
m and

USD
72
m in 2021

and 2020, respectively),

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

3 Includes negative interest, including fees, on payables from securities financing transactions measured at amortized
cost.

4 Consists of interest

expense on amounts

due to banks,

cash collateral

payables on

derivative instruments,

and customer

deposits, as well

as negative interest

on cash and balances

at central banks,

loans
and advances to banks,

and cash collateral receivables

on derivative instruments.

5 Includes negative interest,

including fees,

on receivables from

securities financing transactions

measured at amortized cost.

Note 4

Net fee and commission income
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Underwriting fees
579
1,463
1,085
M&A and corporate finance fees
804
1,102
736
Brokerage fees
3,484
4,382
4,132
Investment fund fees
4,942
5,790
5,289
Portfolio management and related services
9,059
9,762
8,009
Other
1,920
1,874
1,710
Total fee and commission

income
1
20,789
24,372
20,961
of which: recurring
14,229
15,410
13,009
of which: transaction-based
6,492
8,692
7,491
of which: performance-based
68
269
461
Fee and commission expense
1,823
1,985
1,775
Net fee and commission income
18,966
22,387
19,186
1 For the

year ended 31

December 2022,

reflects third-party

fee and commission

income of

USD
12,990
m for Global

Wealth Management,

USD
1,654
m for Personal

& Corporate

Banking, USD
2,840
m for Asset
Management, USD
3,296
m for the Investment Bank and

USD
10
m for Group Functions (for

the year ended 31 December

2021: USD
14,545
m for Global

Wealth Management, USD
1,644
m for Personal & Corporate
Banking, USD
3,337
m for

Asset Management,

USD
4,814
m for

the Investment

Bank and

USD
33
m for

Group Functions;

for the

year

ended 31

December 2020:

USD
12,475
m for

Global

Wealth Management,
USD
1,426
m for Personal & Corporate

Banking, USD
3,129
m for Asset Management, USD
3,882
m for the Investment Bank and

USD
49
m for Group Functions).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   281

Note 5

Other income
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Associates, joint ventures and

subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries
1
148
(11)
635
2
Net gains / (losses) from disposals of investments in associates and joint ventures
844
3
41
0
Share of net profits of associates and joint ventures
32
105
84
Total
1,024
135
719
Net gains / (losses) from disposals of financial assets measured at fair value through other

comprehensive income
(1)
9
40
Income from properties
4
20
23
26
Net gains / (losses) from properties held for sale
24
100
5
76
6
Other
391
7
185
8
216
9
Total other income
1,459
452
1,076
1 Includes foreign exchange

gains / (losses) reclassified from

other comprehensive income

related to the disposal

or closure of foreign

operations. Refer

to Note 29 for more information

about UBS’s acquisitions

and
disposals of subsidiaries and

businesses.

2 Includes a USD
631
m net gain on the sale

of a majority stake in Fondcenter

AG (now Clearstream

Fund Centre AG).

3 Includes an USD
848
m gain related to the sale of
UBS’s shareholding in

Mitsubishi Corp.-UBS Realty

Inc. Refer to Note 28b for

more information.

4 Includes rent received from third

parties.

5 Mainly relates to the sale

of a property in Basel.

6 Includes net gains
of USD
140
m arising from

sale-and-leaseback

transactions,

primarily related to

a property

in Geneva,

partly offset

by remeasurement

losses relating

to properties that

were reclassified

as held for

sale.

7 Mainly
relates to a portion

of the total USD
133
m gain on the sale

of UBS’s domestic

wealth management

business in Spain of

USD
111
m (with the remaining

amount disclosed within Net

gains / (losses) from

acquisitions
and disposals

of subsidiaries), income

of USD
111
m related to

a legacy litigation

settlement and

a legacy

bankruptcy claim,

as well

as gains

of USD
98
m related to

the repurchase

of UBS’s

own debt instruments
(compared with losses

of USD
60
m in 2021).

8 Includes a

gain of

USD
100
m from the

sale of UBS’s

domestic wealth

management business

in Austria.

9 Includes

a USD
215
m gain on the

sale of intellectual
property rights associated with the

Bloomberg Commodity Index

family.

Note 6

Personnel expenses
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Salaries
1
7,045
7,339
7,023
Variable compensation
2
7,954
8,280
7,520
of which: performance awards
3,205
3,190
3,209
3
of which: financial advisors
4
4,508
4,860
4,091
of which: other
241
229
220
Contractors
323
381
375
Social security
944
978
899
3
Post-employment benefit plans
5
794
833
845
of which: defined benefit plans
437
470
502
of which: defined contribution plans
357
363
343
Other personnel expenses
621
576
561
3
Total personnel expenses
17,680
18,387
17,224
1 Includes role-based allowances.

2 Refer to Note 27 for

more information.

3 During 2020,

UBS modified the conditions

for continued vesting

of certain outstanding deferred

compensation awards

for qualifying
employees, resulting

in an

expense of approximately

USD
280
m, of which

USD
240
m is disclosed

within Variable

compensation

– performance

awards,

USD
20
m within Social

security and

USD
20
m within Other
personnel expenses.

4 Consists of

cash and

deferred compensation

awards and is

based on compensable

revenues and firm

tenure using a

formulaic

approach. It also

includes expenses

related to compensation
commitments with financial

advisors entered into

at the time

of recruitment that

are subject to

vesting requirements.

5 Refer to Note

26 for more information.

Includes curtailment

gains of USD
20
m for the year
ended 31 December 2022 (for the year ended 31 December 2021: USD
80
m; for the year ended 31 December 2020: USD
0
m), which represent a reduction in the defined benefit

obligation related to the Swiss pension
plan resulting from a decrease

in headcount following restructuring

activities.

Note 7

General and administrative expenses
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Outsourcing costs
896
893
951
Technology costs
1,146
1,055
949
Consulting, legal and audit fees
592
540
646
Real estate and logistics costs
605
634
671
Market data services
419
417
413
Marketing and communication
265
242
217
Travel and entertainment
172
72
84
Litigation, regulatory and similar matters
1
348
911
197
Other
746
788
757
Total general and administrative

expenses
5,189
5,553
4,885
1 Reflects the net increase in

provisions for litigation, regulatory

and similar matters recognized

in the income statement.

Refer to Note 17 for

more information.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   282

Note 8

Income taxes
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Tax

expense / (benefit)
Swiss
Current
730
680
482
Deferred
(15)
34
116
Total Swiss
715
714
598
Non-Swiss
Current
718
884
749
Deferred
509
400
236
Total non-Swiss
1,227
1,284
985
Total income tax expense

/ (benefit) recognized in the income statement
1,942
1,998
1,583
Income tax recognized in the income

statement
The Swiss current tax expenses related

to taxable profits of UBS Switzerland

AG and other Swiss entities.
The

non-Swiss

current

tax

expenses

related

to

taxable

profits

of

non-Swiss

subsidiaries

and

branches.

The

non-Swiss
deferred tax

expenses

include expenses

of USD
678
m that

primarily related

to the

amortization

of deferred

tax assets
(DTAs)

previously

recognized

in

relation

to

tax

losses

carried

forward

and

deductible

temporary

differences

of

UBS
Americas

Inc.,

which

were

partly offset

by

a

benefit

of

USD
169
m

in respect

of

net upward

revaluations

of

DTAs

for
certain entities, primarily in connection

with our business planning

process.

The effective tax rate for the year of
20.2
% is lower than our projected

rate for the year of
24
%, primarily as a result of
the aforementioned deferred tax benefit of USD
169
m in respect of

net upward revaluations of DTAs and because no tax
expenses were recognized in

respect of pre-tax gains from dispositions

of UBS subsidiaries in 2022.
›

Refer to Note 29

for more information

about disposals

of subsidiaries

For the year ended
USD m 31.12.22 31.12.21 31.12.20
Operating profit / (loss) before tax
9,604
9,484
8,155
of which: Swiss
4,425
3,334
3,403
of which: non-Swiss
5,178
6,150
4,752
Income taxes at Swiss tax rate of
18
% for 2022,
18.5
% for 2021 and
19.5
% for 2020
1,729
1,755
1,590
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate
284
234
110
Tax effects of losses not recognized
74
124
144
Previously unrecognized tax losses now utilized
(217)
(179)
(212)
Non-taxable and lower-taxed income
(335)
(278)
(394)
Non-deductible expenses and additional taxable income
429
510
385
Adjustments related to prior years, current

tax
(41)
(40)
(67)
Adjustments related to prior years, deferred

tax
13
(10)
12
Change in deferred tax recognition
(217)
(342)
(381)
Adjustments to deferred tax balances arising from changes in tax rates
0
(5)
234
Other items
222
231
161
Income tax expense / (benefit)
1,942
1,998
1,583

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   283

Note 8

Income taxes (continued)
The components of operating profit

before tax, and the

differences between income tax

expense reflected in the financial
statements and the amounts

calculated at the Swiss tax rate, are provided

in the table above

and explained below.

Component Description
Non-Swiss tax rates
differing from the
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
prior years,

current tax
This item relates to adjustments

to current tax expense for prior years

(e.g., if the tax payable for a year is agreed with the
tax authorities in an amount

that differs from the amount previously

reflected in the financial statements).
Adjustments related to
prior years,

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
1,116
m was recognized in
Other comprehensive income

(2021: net benefit

of USD
479
m) and
a net tax benefit of USD
13
m was recognized in
Share premium
(2021: net expense of

USD
88
m).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   284

Note 8

Income taxes (continued)
Deferred tax assets and liabilities
The Group has

gross DTAs,

valuation allowances and recognized

DTAs

related to tax

loss carry-forwards and

deductible
temporary differences, as well as deferred tax liabilities in respect of taxable temporary differences, as shown in the table below.

The valuation

allowances reflect

DTAs

that were

not recognized

because, as

of the last

remeasurement

period,
management

did

not

consider it

probable

that

there

would

be sufficient

future

taxable

profits

available to

utilize

the
related tax loss carry-forwards

and deductible temporary differences

.
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
2022, this exception was not

considered to apply to any

taxable temporary differences.

USD m 31.12.22 31.12.21
Deferred tax assets
1
Gross
Valuation
allowance Recognized Gross
Valuation
allowance Recognized
Tax loss carry-forwards
12,708
(8,720)
3,988
13,636
(9,193)
4,443
Temporary differences
5,814
(414)
5,400
5,133
(700)
4,433
of which: related to real estate costs capitalized for US tax purposes
2,485
0
2,485
2,272
0
2,272
of which: related to compensation and benefits
1,194
(175)
1,018
1,222
(209)
1,013
of which: related to cash flow hedges
947
0
947
3
0
3
of which: other
1,188
(238)
950
1,636
(491)
1,145
Total deferred tax

assets
18,522
(9,134)
9,389
2
18,769
(9,893)
8,876
2
of which: related to the US
8,294
8,521
of which: related to other locations
1,095
355
Deferred tax liabilities
Cash flow hedges
0
118
Other
236
183
Total deferred tax liabilities
236
300
1 After offset of DTLs, as applicable.

2 As of 31 December 2022, the

Group recognized DTAs

of USD
471
m (31 December 2021: USD
77
m) in respect of entities that incurred

losses in either the current or preceding
year.

In general, US federal tax losses incurred

prior to 31 December 2017

can be carried forward

for 20 years. US federal tax
losses incurred after that date

can be carried forward indefinitely, although the utilization of such losses is limited to 80%
of the

entity’s future

year taxable

profits. UK

tax losses

can also

be carried

forward indefinitely;

they can

shelter up

to
either 25%

or 50% of future

year taxable profits,

depending on when

the tax losses arose.

The amounts of

US tax loss
carry-forwards that

are included

in the table

below are

based on

their amount

for federal tax

purposes rather

than for
state and local tax purposes.

Unrecognized tax loss carry-forwards
USD m 31.12.22 31.12.21
Within 1 year
231
141
From 2 to 5 years
2,184
1,026
From 6 to 10 years
11,106
13,283
From 11 to 20 years
1,610
2,093
No expiry
16,960
18,147
Total
32,091
34,690
of which: related to the US
1
13,350
14,870
of which: related to the UK
14,332
14,909
of which: related to other locations
4,409
4,911
1 Related to UBS AG’s

US branch.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   285
Balance sheet notes
Note 9

Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement
The tables

below

provide

information about

financial instruments

and

certain credit

lines that

are subject

to expected
credit loss

(ECL) requirements

.

UBS’s ECL

disclosure

segments,

or “ECL

segments”

are aggregated

portfolios based

on
shared

risk characteristics

and

on

the same

or similar

rating

methods

applied.

The key

segments are

presented

in the
table below.
›

Refer to Note 19

for more information

about expected

credit loss measurement

Segment Segment description Description of credit risk sensitivity
Business division

Private clients with
mortgages
Lending to private clients secured

by
owner-occupied real estate

and
personal account overdrafts

of those
clients
Sensitive to the interest rate

environment,
unemployment levels, real estate

collateral
values and other regional

aspects

–

Personal & Corporate Banking
–

Global Wealth Management
Real estate financing
Rental or income-producing

real estate
financing to private and corporate
clients secured by real

estate
Sensitive to unemployment

levels, the
interest rate environment,

real estate
collateral values and other regional
aspects

–

Personal & Corporate Banking
–

Global Wealth Management
–

Investment Bank
Large corporate clients
Lending to large corporate and multi-
national clients
Sensitive to GDP developments,
unemployment levels, seasonalit

y,
business cycles and collateral

values
(diverse collateral,

including real estate
and other collateral types)
–

Personal & Corporate Banking
–

Investment Bank
SME clients
Lending to small and medium

-sized
corporate clients
Sensitive to GDP developments,
unemployment levels, the interest

rate
environment and,

to some extent,
seasonality,

business cycles and collateral
values (diverse collateral,

including real
estate and other collateral types)
–

Personal & Corporate Banking
Lombard
Loans secured by pledges

of marketable
securities, guarantees and

other forms
of collateral (including concentration

in
hedge funds, private equity and unlisted
equities), as well as unsecured

recourse
lending
Sensitive to equity and debt market

s

(e.g.,
changes in collateral values)
–

Global Wealth Management
Credit cards
Credit card solutions in

Switzerland and
the US
Sensitive to unemployment levels –

Personal & Corporate Banking
–

Global Wealth Management
Commodity trade
finance
Working capital financing of

commodity
traders, generally extended on a

self-
liquidating transactional basis
Sensitive primarily to

the strength of
individual transaction structures

and
collateral values (price volatility

of
commodities),

as the primary source for
debt service is directly linked

to the
shipments financed
–

Personal & Corporate Banking
Financial intermediaries
and hedge funds
Lending to financial institutions

and
pension funds, including exposures

to
broker-dealers and clearing houses
Sensitive to GDP development, the
interest rate environment, price

and
volatility risks in financial markets,

and
regulatory and political

risk
–

Personal & Corporate Banking
–

Investment Bank
›

Refer to Note 19f

for more details

regarding sensitivity

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   286

Note 9

Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement
(continued)
The tables

below

provide

ECL exposure

and ECL

allowance and

provision

information

about financial

instruments and
certain non-financial instruments that are

subject to ECLs.

USD m 31.12.22
Carrying amount
1
ECL allowances
Financial instruments measured at

amortized cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
169,445
169,402
44
0
(12)
0
(12)
0
Loans and advances to banks
14,792
14,792
1
0
(6)
(5)
(1)
0
Receivables from securities financing transactions

measured at amortized cost
67,814
67,814
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative

instruments
35,032
35,032
0
0
0
0
0
0
Loans and advances to customers
387,220
370,095
15,587
1,538
(783)
(129)
(180)
(474)
of which: Private clients with mortgages
156,930
147,651
8,579
699
(161)
(27)
(107)
(28)
of which: Real estate financing
46,470
43,112
3,349
9
(41)
(17)
(23)
0
of which: Large corporate clients
12,226
10,733
1,189
303
(130)
(24)
(14)
(92)
of which: SME clients
13,903
12,211
1,342
351
(251)
(26)
(22)
(203)
of which: Lombard
132,287
132,196
0
91
(26)
(9)
0
(17)
of which: Credit cards
1,834
1,420
382
31
(36)
(7)
(10)
(19)
of which: Commodity trade finance
3,272
3,261
0
11
(96)
(6)
0
(90)
Other financial assets measured at amortized cost
53,264
52,704
413
147
(86)
(17)
(6)
(63)
of which: Loans to financial advisors
2,611
2,357
128
126
(59)
(7)
(2)
(51)
Total financial assets

measured at amortized cost
727,568
709,839
16,044
1,685
(889)
(154)
(199)
(537)
Financial assets measured at

fair value through other comprehensive

income
2,239
2,239
0
0
0
0
0
0
Total on-balance

sheet financial assets within the scope of

ECL requirements
729,807
712,078
16,044
1,685
(889)
(154)
(199)
(537)
Total exposure ECL provisions
Off-balance sheet (within the scope

of ECL)
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,167
19,805
2,254
108
(48)
(13)
(9)
(26)
of which: Large corporate clients
3,663
2,883
721
58
(26)
(2)
(3)
(21)
of which: SME clients
1,337
1,124
164
49
(5)
(1)
(1)
(3)
of which: Financial intermediaries and hedge funds

11,833
10,513
1,320
0
(12)
(8)
(4)
0
of which: Lombard
2,376
2,376
0
1
(1)
0
0
(1)
of which: Commodity trade finance
2,121
2,121
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,996
37,531
2,341
124
(111)
(59)
(52)
0
of which: Large corporate clients
23,611
21,488
2,024
99
(93)
(49)
(45)
0
Forward starting reverse repurchase

and securities borrowing agreements
3,801
3,801
0
0
0
0
0
0
Committed unconditionally revocable credit lines
41,390
39,521
1,833
36
(40)
(32)
(8)
0
of which: Real estate financing
8,711
8,528
183
0
(6)
(6)
0
0
of which: Large corporate clients
4,578
4,304
268
5
(4)
(1)
(2)
0
of which: SME clients
4,723
4,442
256
26
(19)
(16)
(3)
0
of which: Lombard
7,855
7,854
0
1
0
0
0
0
of which: Credit cards
9,390
8,900
487
3
(7)
(5)
(2)
0
of which: Commodity trade finance
327
327
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
4,696
4,600
94
2
(2)
(2)
0
0
Total off-balance sheet

financial instruments and credit lines
112,050
105,258
6,522
270
(201)
(106)
(69)
(26)
Total allowances and

provisions
(1,091)
(259)
(267)
(564)
1 The carrying amount

of financial assets measured

at amortized cost represents

the total gross exposure

net of the respective ECL

allowances.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   287

Note 9

Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement
(continued)
USD m 31.12.21
Carrying amount
1
ECL allowances
Financial instruments measured at

amortized cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
192,817
192,817
0
0
0
0
0
0
Loans and advances to banks
15,480
15,453
26
1
(8)
(7)
(1)
0
Receivables from securities financing transactions

measured at amortized cost
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
(6)
0
(108)
Other financial assets measured at amortized cost
26,209
25,718
302
189
(109)
(27)
(7)
(76)
of which: Loans to financial advisors
2,453
2,184
106
163
(86)
(19)
(3)
(63)
Total financial assets

measured at amortized cost
737,794
720,079
15,948
1,767
(969)
(161)
(160)
(647)
Financial assets measured at

fair value through other comprehensive

income
8,844
8,844
0
0
0
0
0
0
Total on-balance

sheet financial assets within the scope of

ECL requirements
746,638
728,923
15,948
1,767
(969)
(161)
(160)
(647)
Total exposure ECL provisions
Off-balance sheet (within the scope

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
0
0
0
Irrevocable committed prolongation of existing loans
5,611
5,527
36
48
(3)
(3)
0
0
Total off-balance sheet

financial instruments and credit lines
108,284
101,971
6,006
307
(196)
(121)
(60)
(15)
Total allowances and

provisions
(1,165)
(282)
(220)
(662)
1 The carrying amount

of financial assets measured

at amortized cost represents

the total gross exposure

net of the respective ECL

allowances.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   288

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

and strong debt service capabilit

ies;
–

the amount of unsecured

retail lending (including credit cards) is insignificant;

–

lending in Switzerland includes government

-backed COVID-19 loans;
–

contractual

maturities

in

the

loan

portfolio, which

are

a

factor in

the

calculation of

ECLs,

are generally

short,

with
Lombard

lending

typically having

average

contractual

maturities

of 12

months

or less,

real estate

lending

generally
between

two and

three years

in Switzerland

,

with long

dated maturities

in the

US,

and

corporate lending

between
one and two years with related loan

commitments up to four

years; and

–

write-offs of

ECL allowances against

the gross loan

balances when all

or part of

a financial

asset is deemed

uncollectible
or forgiven, reduces the coverage ratios.

The total

combined

on-

and

off-balance sheet

coverage ratio

was at
21

basis points

as of

31 December 2022,
1

basis
point lower than on 31 December 2021. The combined stage 1 and 2 ratio of
10

basis points was unchanged compared
with 31 December 2021;

the stage 3 ratio was 22%,
2

percentage points lower than

as of 31 December 2021.

31.12.22
Gross carrying amount (USD

m)
ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
157,091
147,678
8,686
727
10
2
123
9
381
Real estate financing
46,511
43,129
3,372
9
9
4
70
9
232
Total real estate lending
203,602
190,807
12,059
736
10
2
108
9
379
Large corporate clients
12,356
10,757
1,204
395
105
22
120
32
2,325
SME clients
14,154
12,237
1,364
553
177
22
161
36
3,664
Total corporate lending
26,510
22,994
2,567
949
144
22
142
34
3,106
Lombard
132,313
132,205
0
108
2
1
0
1
1,580
Credit cards
1,869
1,427
393
50
190
46
256
91
3,779
Commodity trade finance
3,367
3,266
0
101
285
18
0
18
8,901
Other loans and advances to customers
20,342
19,525
748
68
21
7
38
8
3,769
Loans to financial advisors
2,670
2,364
130
176
221
28
124
33
2,870
Total other lending
160,561
158,787
1,270
503
16
3
114
4
4,016
Total
1
390,672
372,588
15,896
2,188
22
4
114
8
2,398
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,535
6,296
236
3
5
4
18
4
1,183
Real estate financing
10,054
9,779
275
0
6
7
0
6
0
Total real estate lending
16,589
16,075
511
3
6
6
2
6
1,288
Large corporate clients
32,126
28,950
3,013
163
38
18
165
32
1,263
SME clients
7,122
6,525
499
98
47
30
214
43
304
Total corporate lending
39,247
35,475
3,513
260
40
20
172
34
903
Lombard
12,919
12,918
0
1
2
1
0
1
0
Credit cards
9,390
8,900
487
3
7
5
36
7
0
Commodity trade finance
2,459
2,459
0
0
3
3
0
3
0
Financial intermediaries and hedge funds
15,841
14,177
1,664
0
9
7
25
9
0
Other off-balance sheet commitments
11,803
11,454
346
3
11
8
68
9
0
Total other lending
52,412
49,907
2,498
7
7
5
33
6
0
Total
2
108,249
101,457
6,522
270
19
10
106
16
980
Total on-

and off-balance sheet
3
498,921
474,045
22,418
2,458
21
5
112
10
2,242
1 Includes Loans and advances

to customers and Loans to

financial advisors which

are presented on the

balance sheet line Other

assets measured at amortized

cost.

2 Excludes Forward

starting reverse repurchase
and securities borrowing agreements.

3
Includes on-balance-sheet

exposure, gross and

off-balance-sheet exposure

(notional) and the related

ECL coverage ratio.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   289

Note 9

Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement
(continued)
31.12.21
Gross carrying amount (USD

m)
ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
152,610
143,533
8,333
744
9
2
85
6
446
Real estate financing
44,004
40,483
3,512
10
14
5
114
14
231
Total real estate lending
196,615
184,016
11,845
754
10
3
94
8
443
Large corporate clients
14,161
12,665
1,053
443
120
18
148
28
2,997
SME clients
14,263
12,095
1,507
661
182
16
103
25
3,402
Total corporate lending
28,424
24,760
2,560
1,104
151
17
121
26
3,240
Lombard
149,316
149,261
0
55
2
0
0
0
5,026
Credit cards
1,752
1,355
351
46
204
72
255
109
3,735
Commodity trade finance
3,927
3,805
7
115
290
15
3
15
9,388
Other loans and advances to customers
18,578
17,493
1,010
75
25
9
15
10
3,730
Loans to financial advisors
2,539
2,203
109
226
338
88
303
99
2,791
Total other lending
176,111
174,117
1,477
517
18
3
93
4
4,718
Total
1
401,150
382,893
15,882
2,374
23
4
98
8
2,673
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
9,123
8,798
276
49
3
3
9
3
15
Real estate financing
8,766
8,481
285
0
9
7
88
9
0
Total real estate lending
17,889
17,278
562
49
6
5
49
6
15
Large corporate clients
32,748
28,981
3,630
136
34
25
110
35
1
SME clients
8,077
7,276
688
114
38
19
151
30
585
Total corporate lending
40,826
36,258
4,318
250
35
24
117
34
266
Lombard
14,438
14,438
0
0
1
0
0
0
0
Credit cards
9,466
9,000
462
4
7
5
34
7
0
Commodity trade finance
3,262
3,262
0
0
4
4
0
4
0
Financial intermediaries and hedge funds
12,153
11,784
369
0
15
12
120
15
0
Other off-balance sheet commitments
8,806
8,507
296
4
15
6
30
7
0
Total other lending
48,126
46,991
1,127
8
9
5
61
7
0
Total
2
106,840
100,527
6,006
307
18
12
100
17
486
Total on-

and off-balance sheet
3
507,990
483,420
21,888
2,681
22
6
99
10
2,423
1 Includes Loans

and advances to

customers and Loans

to financial

advisors which are

presented on the

balance sheet line

Other assets measured

at amortized

cost.

2 Excludes Forward

starting reverse

repurchase
and securities borrowing agreements.

3 Includes on-balance-sheet

exposure, gross and

off-balance-sheet exposure

(notional) and the related

ECL coverage ratio.

Note 10

Derivative instruments
Overview
Over-the-counter (OTC) derivative contracts are

usually traded under

a standardized International Swaps and

Derivatives
Association (ISDA)

master agreement or

other recognized

local industry-standard

master agreements between

UBS and
its counterparties. Terms are negotiat

ed directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA or similar

industry-standard solutions. Other OTC derivatives are cleared through clearing houses, in particular interest rate swaps with LCH, where a settled-to-market method has been generally adopted, under which

cash

collateral

exchanged

on

a

daily

basis

is

considered

to

legally

settle

the

market

value

of

the

derivatives.
Regulators

in

various

jurisdictions

have

introduced

rules

requiring

the

payment

and

collection

of

initial

and

variation
margins on certain OTC derivative contracts,

which may have a bearing on

price and other relevant terms

.
Exchange-traded derivatives (ETD) are

standardized in terms of their amounts

and settlement dates, and are

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

purposes.
›

Refer to Notes 15

and 20

for more information

about derivative

instruments
›

Refer to Note 25

for more information

about derivatives

designated in

hedge accounting

relationships

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   290

Note 10

Derivative instruments (continued)
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

exposure
may be mitigated

by entering

into master

netting agreements

and bilateral

collateral

arrangements. Both

the exposure
measures used

internally by

the Group

to control

credit risk and

the capital requirements

imposed by

regulators reflect
these additional factors.
›

Refer to Note 21

for more information

about derivative

financial assets

and liabilities

after consideration

of netting potential
permitted under

enforceable netting

arrangements
›

Refer to the “Risk

management and

control” section of

this report for more information

about the risks

arising from derivative
instruments

Derivative instruments

31.12.22 31.12.21
USD bn
Derivative
financial
assets
Notional
amounts
related to
derivative
financial
assets
2,3
Derivative
financial
liabilities
Notional
amounts
related to
derivative
financial
liabilities
2,3
Other
notional
amounts
2,4
Derivative
financial
assets
Notional
amounts
related to
derivative
financial
assets
2,3
Derivative
financial
liabilities
Notional
amounts
related to
derivative
financial
liabilities
2,3
Other
notional
amounts
2,4
Interest rate contracts
39.8
1,057.4
37.5
1,022.9
11,255.4
33.2
991.2
28.7
943.1
8,675.1
of which: forwards (OTC)
1
0.2
37.7
0.0
34.6
792.7
0.1
29.4
0.2
28.6
443.6
of which: swaps (OTC)
25.2
326.1
19.8
281.0
9,728.6
26.4
394.3
19.2
344.1
7,549.4
of which: options (OTC)
14.2
687.5
17.5
705.0
6.6
545.2
9.2
553.6
of which: futures (ETD)
606.3
525.0
of which: options (ETD)
0.0
6.1
0.0
2.2
127.7
0.0
22.4
0.0
16.8
157.1
Credit derivative contracts
1.0
36.8
1.2
37.1
1.4
44.7
1.8
46.3
of which: credit default swaps (OTC)
0.9
34.2
1.0
36.8
1.3
39.4
1.6
44.1
of which: total return swaps (OTC)
0.1
0.9
0.2
0.3
0.1
1.3
0.2
1.7
Foreign exchange contracts
85.5
3,087.1
88.5
2,992.7
40.1
53.3
3,030.8
54.1
2,938.8
1.2
of which: forwards (OTC)
26.5
853.4
28.6
910.2
23.8
1,008.9
23.8
1,043.2
of which: swaps (OTC)
49.6
1,679.3
50.4
1,553.7
38.4
24.3
1,606.3
24.9
1,480.3
of which: options (OTC)
9.3
551.6
9.2
521.6
5.2
412.6
5.3
408.6
Equity contracts
22.2
384.5
26.1
501.3
63.4
28.2
456.9
34.9
603.9
80.1
of which: swaps (OTC)
5.3
95.5
6.6
122.0
4.7
105.7
9.3
154.8
of which: options (OTC)
2.8
51.6
4.4
89.0
4.6
61.4
6.5
102.3
of which: futures (ETD)
52.2
71.2
of which: options (ETD)
9.0
237.0
8.1
289.7
11.2
10.2
289.6
9.8
346.3
8.8
of which: client-cleared transactions (ETD)
5.1
7.0
8.6
9.4
Commodity contracts
1.4
68.1
1.4
64.2
17.6
1.6
57.8
1.6
56.4
14.7
of which: swaps (OTC)
0.5
19.3
0.7
19.3
0.5
19.9
0.8
25.4
of which: options (OTC)
0.4
15.8
0.3
13.3
0.4
14.0
0.2
10.4
of which: futures (ETD)
16.4
13.9
of which: forwards

(ETD)
0.0
24.5
0.0
23.2
0.0
18.1
0.0
15.2
of which: client-cleared transactions (ETD)
0.2
0.3
0.6
0.4
Loan commitments

measured at FVTPL (OTC)
0.0
0.9
0.0
3.7
0.0
0.8
0.0
8.2
Unsettled purchases of non-derivative
financial instruments
5
0.1
12.1
0.1
9.4
0.1
13.3
0.2
10.6
Unsettled sales of non-derivative

financial
instruments
5
0.1
13.0
0.0
10.7
0.2
18.2
0.1
9.4
Total derivative instruments,

based on IFRS netting
6
150.1
4,659.9
154.9
4,641.9
11,376.5
118.1
4,613.8
121.3
4,616.6
8,771.1
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

any of the

periods presented.

5 Changes in

the fair

value of

purchased and

sold non-derivative

financial instruments
between trade date and settlement

date are recognized as derivative

financial instruments.

6 Derivative financial

assets and liabilities are presented

net on the balance sheet if UBS

has the unconditional and legally
enforceable right to offset the rec

ognized amounts, both in

the normal course of business and

in the event of default, bankruptcy

or insolvency of the entity

and all of the counterparties,

and intends either to settle

on
a net basis or to realize the asset

and settle the liability simultaneously.

Refer to Note 21 for

more information on netting

arrangements.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   291

Note 10

Derivative instruments (continued)
On

a

notional

amount

basis,

approximately
46
%

of

OTC

interest

rate

contracts

held

as

of

31 December

2022
(31 December 2021:
40
%) mature within

one year,
32
% (31 December 2021:
36
%) within one

to five years and
22
%
31 December 2021:
25
%) after five years.

Notional amounts of interest rate contracts cleared

through either a central counterparty or an exchange

that are legally
settled or economically

net settled

on a

daily basis are

presented under
Other notional amounts

in the table

above and
are categorized into maturity buckets

on the basis of contractual

maturities of the cleared underlying

derivative contracts.
Other notional

amounts

related to

interest rate

contracts increased

by USD
2.6
trn compared

with 31 December

2021,
mainly

reflecting

higher

business

volumes

driven

by

elevated

interest

rate

volatility

and

inflation,

partly

offset

by
compression activity.

Note 11

Property, equipment and software

At historical cost less accumulated depreciation
USD m
Owned
properties and
equipment
1
Leased
properties and
equipment
2
Software
Projects in
progress 2022
3
2021
3
Historical cost
Balance at the beginning of the year
13,048
4,174
8,642
1,250
27,113
26,238
Additions
162
412
300
1,182
2,057
2,090
Disposals / write-offs
4
(333)
(62)
(106)
0
(501)
(751)
Reclassifications
(1,073)
0
1,151
(1,301)
(1,223)
(18)
Foreign currency translation
(217)
(65)
(42)
5
(319)
(445)
Balance at the end of the year
11,587
4,459
9,944
1,136
27,127
27,113
Accumulated depreciation
Balance at the beginning of the year
8,072
1,346
4,807
14,225
13,129
Depreciation
577
451
1,005
2,033
2,078
Impairment
5
3
0
0
3
10
Disposals / write-offs
4
(332)
(59)
(106)
(497)
(737)
Reclassifications
(761)
(1)
0
(761)
(12)
Foreign currency translation
(135)
(24)
(6)
(164)
(243)
Balance at the end of the year
7,425
1,714
5,699
14,839
14,225
Net book value

Net book value at the beginning of the year
4,976
2,828
3,835
1,250
12,888
13,109
Net book value at the end of the

year
4,162
2,746
4,245
1,136
6
12,288
12,888
1 Includes leasehold

improvements and

IT hardware.

2 Represents

right-of-use assets

recognized by

UBS as lessee.

UBS predominantly

enters into

lease contracts,

or contracts

that include

lease components,

in
relation to real estate, including offices,

retail branches and sales offices. The

total cash outflow for leases during 2022 was

USD
614
m (2021: USD
657
m). Interest expense on lease liabilities is included within Interest expense from financial

instruments measured

at amortized

cost and Lease

liabilities are

included within Other

financial liabi

lities measured at

amortized cost.

Refer to Notes

3 and 18a,

respectively.

There were

no
material gains or losses arising

from sale-and-leaseback

transactions in 2022

and in 2021.

3 The total reclassification

amount for the respective

periods represents

net reclassifications to

Properties and other

non-
current assets held for

sale.

4 Includes write-offs

of fully depreciated assets.

5 Impairment charges recorded

in 2022 generally relate

to assets that are no longer

used,

for which the recoverable

amount based on
a value in use approach was

determined to be zero.

6 Consists of USD
939
m related to software

and USD
197
m related to Owned properties

and equipment.

Note 12

Goodwill and intangible assets
Introduction
UBS performs an impairment test on

its goodwill assets on an

annual basis or when indicators of impairment exist.

UBS considers Asset Management

,

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
despite the

formation

of Global

Wealth Management

in 2018.

Therefore,

goodwill for

Global Wealth

Management

is
separately considered for

impairment at the level

of two CGUs:

Americas; and

Switzerland and

International (consisting
of EMEA, Asia Pacific and Global).
The impairment

test is

performed

for each

CGU to

which goodwill

is allocated

by comparing

the recoverable

amount
with the carrying amount of the respective

CGU. UBS determines the recoverable

amount

of the respective CGUs based
on their value in use. An

impairment charge is recognized if the carrying

amount exceeds the recoverable amount.
As

of

31 December

2022,

total goodwill

recognized

on

the

balance

sheet

was

USD
6.0
bn,

of

which

USD
3.7
bn

was
carried by the

Global Wealth

Management Americas

CGU, USD
1.2
bn was

carried by the

Global Wealth

Management
Switzerland and International CGU, and USD
1.2
bn was carried by Asset Management. Based on the impairment testing methodology

described below,

UBS

concluded that

the goodwill

balances as

of 31

December 202

2

allocated to

these
CGUs were not impaired.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   292

Note 12

Goodwill and intangible assets (continued)
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

terminal value,

which covers

all periods

beyond the

third year,

is calculated

on the

basis of

the forecast

of
the third-year profit, the

discount rate and the long

-term growth rate, as well as the

implied perpetual capital growth.
The carrying amount for

each CGU is determined

by reference to the

Group’s equity

attribution framework. Within

this
framework,

which

is

described

in

the

“Capital,

liquidity

and

funding,

and

balance

sheet”

section

of

this

report,

UBS
attributes equity to the businesses on the

basis of their

risk-weighted assets and leverage ratio denominator (both metrics include resource allocations from Group Functions to the business divisions), their goodwill and their intangible assets, as well as

attributed equity

related to

certain common

equity tier 1

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
rate. The applied

long-term growth

rate is based

on long-term economic

growth rates

for different regions

worldwide.
Earnings

available to

shareholders

are

estimated

on

the

basis

of

forecast

results,

which

are

part

of

the

business

plan
approved by the Board

of Directors.
The

discount

rates

are

determined

by

applying

a

capital

asset

pricing

model-based

approach,

as

well

as

considering
quantitative and qualitative inputs from both internal and external analysts and the view of management. They also take
into account

regional differences

in risk-free

rates at the

level of

the individual

CGUs. In

line with discount

rates, long-
term growth rates are determined at the regional

level based on nominal

GDP growth rate forecasts.
Key

assumptions

used

to

determine

the

recoverable

amounts

of

each

CGU

are

tested

for

sensitivity

by

applying

a
reasonably possible

change

to those

assumptions.

Forecast earnings

available

to shareholders

were

changed by
20
%,
the

discount

rates

were

changed
  by
1.5

percentage

points
,
and

the

long
-
term

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

International

Financial R

eporting

Standards

equity

and

net

profit.

It would

not
affect cash flows and, as goodwill is required to be deducted from capital under the Basel III capital framework, no effect
would be expected on

the Group’s capital ratios.

Discount and growth rates
Discount rates Growth rates
In % 31.12.22 31.12.21 31.12.22 31.12.21
Global Wealth Management Americas
10.5
9.5
3.8
4.0
Global Wealth Management Switzerland and International
9.4
8.5
3.6
3.1
Asset Management
9.5
8.5
3.4
2.9

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   293

Note 12

Goodwill and intangible assets (continued)
USD m Goodwill
Intangible
assets
1
2022 2021
Historical cost
Balance at the beginning of the year
6,126
1,612
7,739
7,865
Additions
0
0
0
1
Disposals
2
(22)
0
(22)
(3)
Write-offs
0
0
0
(41)
Foreign currency translation
(61)
(14)
(76)
(83)
Balance at the end of the year
6,043
1,598
7,641
7,739
Accumulated amortization and

impairment
Balance at the beginning of the year
1,360
1,360
1,385
Amortization
26
26
31
Impairment / (reversal of impairment)
(1)
(1)
(1)
Write-offs
0
0
(41)
Foreign currency translation
(11)
(11)
(13)
Balance at the end of the year
1,374
1,374
1,360
Net book value at the end of the

year
6,043
224
6,267
6,378
of which: Global Wealth Management Americas
3,709
31
3,740
3,760
of which: Global Wealth Management Switzerland

and International
1,166
59
1,225
1,276
of which: Asset Management
1,167
0
1,167
1,202
of which: Investment Bank
0
135
135
139
1 Intangible

assets mainly

include customer

relationships,

contractual

rights

and the

fully amortized

branch

network intangible

asset recognized

in connection

with

the acquisition

of PaineWebber

Group,

Inc.

2 Reflects the derecognition

of goodwill allocated to

businesses that have been

disposed of, in accordance

with IAS 36 requirements.

The table below presents

estimated aggregated amortization

expenses for intangible

assets.

USD m Intangible assets
Estimated aggregated amortization

expenses for:
2023
26
2024
24
2025
23
2026
23
2027
22
Thereafter
104
Not amortized due to indefinite useful life
2
Total
224

Note 13

Other assets

a) Other financial assets measured

at amortized cost
USD m 31.12.22 31.12.21
Debt securities
44,594
18,858
Loans to financial advisors
2,611
2,453
Fee-

and commission-related receivables
1,812
1,972
Finance lease receivables
1,315
1,356
Settlement and clearing accounts

1,175
455
Accrued interest income
1,259
520
Other
499
594
Total other financial assets

measured at amortized cost
53,264
26,209

Debt

securities

increased

by

USD
25.7
bn

compared

with

31

December

2021,

largely

reflecting

shifts

from

cash

into
securities within UBS’s high

-quality liquid asset portfolio as spreads

widened. In addition,

a portfolio of assets previously
classified

as

Financial

assets

measured

at

fair

value

through

other

comprehensive

income

was

reclassified

to

Other
financial assets measured at amortized

cost in 2022.

›

Refer to Note 1b for

more information

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   294

Note 13

Other assets (continued)

b) Other non-financial assets
USD m 31.12.22 31.12.21
Precious metals and other physical commodities
4,471
5,258
Deposits and collateral provided in connection

with litigation, regulatory and similar matters
1
2,205
1,526
Prepaid expenses
1,076
1,108
VAT,

withholding tax and other tax receivables
1,468
638
Properties and other non

-current assets held for sale
369
32
Assets of disposal group held for sale
2
1,093
Other

578
621
Total other non-financial

assets
10,166
10,277
1 Refer to Note 17 for more information.

2 Refer to Note 29 for

more information.

Note 14

Customer deposits
USD m 31.12.22 31.12.21
Demand deposits
180,822
246,417
Retail savings / deposits
149,310
133,354
Sweep deposits
69,223
113,870
Time deposits
1
125,696
48,365
Total customer deposits
525,051
542,007
1 Includes customer deposits

in UBS AG Jersey Branch

placed by UBS Switzerland

AG on behalf of its clients.

Increases in interest rates during

the year resulted in significant shifts

from demand deposits to

time deposits.

Note 15

Debt issued designated at fair

value
USD m 31.12.22 31.12.21
Issued debt instruments
Equity-linked
1
41,901
47,059
Rates-linked
16,276
16,369
Credit-linked
2,170
1,723
Fixed-rate
6,538
2,868
Commodity-linked
4,294
2,911
Other
2,459
2,868
of which: debt that contributes to total loss-absorbing

capacity
1,959
2,136
Total debt issued designated

at fair value
73,638
73,799
of which: issued by UBS AG with original maturity greater

than one year
2
57,750
57,967
1 Includes investment fund unit-linked instruments

issued.

2 Based on original contractual

maturity without considering any early

redemption features. As of 31 December 2022,
100
% of the balance was unsecured
(31 December 2021:
100
%).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   295

Note 16

Debt issued measured at amortized

cost
USD m 31.12.22 31.12.21
Short-term debt
1
29,676
43,098
Senior unsecured debt that

contributes to total loss-absorbing capacity (TLAC)
42,073
38,984
Senior unsecured debt other than

TLAC
17,892
27,590
of which: issued by UBS AG with original maturity greater

than one year
17,892
23,307
Covered bonds
0
1,389
Subordinated debt
16,017
18,640
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
9,882
11,052
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,189
2,425
of which: eligible as low-trigger loss-absorbing tier 2 capital instruments
2,422
2,596
of which: eligible as non-Basel III-compliant tier 2 capital instruments
536
547
Debt issued through the Swiss central mortgage

institutions
8,962
9,454
Long-term debt
2
84,945
96,057
Total debt issued

measured at amortized cost
3
114,621
139,155
1 Debt with an

original contractual maturity

of less than one

year, includes

mainly certificates of

deposit and commercial

paper.

2 Debt with an

original contractual

maturity greater

than or equal to

one year.

The
classification of

debt issued

into short

-term and

long-term does

not consider

any early

redemption

features.

3 Net

of bifurcated

embedded

derivatives,

the fair

value of

which was

not material

for the

periods
presented.

The Group

uses interest rate and

foreign exchange

derivatives to manage

the risks inherent

in certain debt

instruments
held at amortized

cost. In some

cases, the Group

applies hedge

accounting for

interest rate risk

as discussed

in item 2

j
in Note 1a

and Note 25. As a result of applying hedge accounting, the life-to-date adjustment to the carrying amount of debt issued

was a

decrease of

USD
6.1
bn as

of 31

December 2022

and an

increase

of USD
0.5
bn as

of 31

December
2021,

reflecting changes in fair value due to

interest rate movements.
Subordinated debt

consists of unsecured

debt obligations

that are contractually subordinated

in right of

payment to all
other

present

and

future

non-subordinated

obligations

of

the

respective issuing

entity.

All

of

the

subordinated

debt
instruments outstanding as of

31 December 2022 pay a fixed rate of interest.
›

Refer to Note 23

for maturity information

Note 17

Provisions and contingent liabilities

a) Provisions
The table below presents

an overview of total provisions.

USD m 31.12.22 31.12.21
Provisions other than provisions for expected credit

losses
3,042
3,322
Provisions for expected credit losses
1
201
196
Total provisions
3,243
3,518
1 Refer to Note 9 for more information

about ECL provisions recognized

for off-balance sheet financial

instruments and credit lines.

The following table presents

additional information for provisions

other than provisions for expected credit

losses.

USD m
Litigation,
regulatory and
similar matters
1
Restructuring Other
3
Total 2022
Balance at the beginning of the

year
2,798
172
352
3,322
Increase in provisions recognized in the income statement
406
231
53
690
Release of provisions recognized in the income statement
(58)
(25)
(36)
(118)
Provisions used in conformity with designated purpose
(470)
(243)
(32)
(745)
Capitalized reinstatement costs
0
0
1
1
Foreign currency translation / unwind

of discount
(91)
(5)
(12)
(108)
Balance at the end of the year

2,586
130
2
326
3,042
1 Consists of provisions for losses resulting

from legal, liability

and compliance risks.

2 Consists of personnel-related

restructuring provisions

of USD
102
m as of 31 December 2022 (31

December 2021: USD
125
m)
and provisions for onerous contracts

of USD
28
m as of 31 December 2022

(31 December 2021: USD
47
m).

3 Mainly includes provisions

related to real

estate, employee benefits and

operational risks.

Restructuring

provisions

relate

to

personnel-related

provisions

and

onerous

contracts.

Personnel-related

restructuring
provisions are

generally used

within a short

period of

time. The

level of

personnel-related

provisions

can change

when
natural

staff

attrition

reduces

the

number

of

people

affected by

a

restructuring

event,

and

therefore

results

in

lower
estimated costs. Onerous contracts

for property are

recognized when UBS is

committed to pay

for non-lease components,
such as

utilities, service

charges, taxes

and

maintenance,

when

a property

is

vacated

or not

fully recovered

from sub-
tenants.

Information about

provisions and

contingent liabilities in

respect of litigation,

regulatory and

similar matters,

as a class,
is included in Note 17b.

There are no material contingent liabilities associated

with the other classes of provisions.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   296

Note 17

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
table in Note 17a above. It

is not practicable to provide an aggregate estimate of

liability for our litigation, regulatory and
similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as
to claims

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
risk for this purpose is included

in the “Capital, liquidity and

funding, and balance sheet” section

of this report.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   297

Note 17

Provisions and contingent liabilities (continued)
Provisions for litigation, regulatory

and similar matters by business division

and in Group Functions
1
USD m
Global Wealth

Manage-
ment
Personal &
Corporate
Banking

Asset

Manage-
ment
Investment

Bank
Group
Functions Total 2022
Balance at the beginning of the

year
1,338
181
8
310
962
2,798
Increase in provisions recognized in the income statement
268
2
1
129
6
406
Release of provisions recognized in the income statement
(23)
(15)
0
(8)
(12)
(58)
Provisions used in conformity with designated purpose
(331)
0
0
(115)
(23)
(470)
Reclassifications
0
0
0
4
(4)
0
Foreign currency translation / unwind

of discount
(70)
(9)
0
(11)
0
(91)
Balance at the end of the year
1,182
159
8
308
928
2,586
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

Bank and Group Functions,

and provisions, if

any, for the

matters described in item 7 are

allocated between Global

Wealth Management and

the Investment Bank.

1. Inquiries regarding cross

-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined
employees located in

their respective jurisdictions

relating to

the cross-border

wealth management services

provided by
UBS and other financial institutions.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France in relation to UBS’s cross-border business with French clients. In connection with this investigation, the investigating judges ordered
UBS AG to provide bail

(“caution”) of EUR
1.1
bn.

On 20 February 2019, the court of

first instance returned a

verdict finding UBS AG

guilty of unlawful

solicitation of clients
on French

territory and

aggravated laundering

of the proceeds

of tax fraud,

and UBS

(France) S.A.

guilty of

aiding and
abetting

unlawful

solicitation

and

of

laundering

the

proceeds

of

tax

fraud.

The

court

imposed

fines

aggregating
EUR
3.7
bn on UBS AG and UBS

(France) S.A. and awarded EUR
800
m of civil damages to the French state. A

trial in the
French Court of Appeal took

place in March 2021. On 13

December 2021, the Court of Appeal

found UBS AG guilty of
unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR
3.75
m, the
confiscation of EUR
1
bn, and awarded civil damages to the

French state of EUR
800
m. UBS AG has filed an appeal

with
the French Supreme Court to preserve its rights. The notice of appeal enables UBS AG to thoroughly assess the verdict of the Court

of Appeal and

to determine next

steps in the

best interest of

its stakeholders. The fine

and confiscation imposed
by the

Court of

Appeal

are suspended

during the

appeal.

The civil

damages

award

has been

paid

to the

French state
(EUR
99
m of which was deducted from the bail), subject

to the result of UBS’s appeal.
Our

balance

sheet

at

31 December

2022

reflected provisions

with

respect

to

this

matter

in

an

amount

of

EUR
1.1
bn
(USD
1.2
bn). The

wide range

of possible

outcomes in

this case

contributes to

a high

degree of

estimation uncertainty
and the provision reflects our best

estimate of possible financial implications, although actual penalties and civil damages could exceed (or may be less than) the provision

amount.
Our balance

sheet at 31 December 2022 reflected

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
related to UBS’s

issuance, underwriting

and sale of 40

RMBS transactions in

2006 and 2007.

UBS moved to

dismiss the
civil complaint in February 2019.

In December 2019, the district court denied

UBS’s motion to dismiss.

Our

balance

sheet

at

31 December

2022

reflected a

provision

with

respect

to

matters

described

in

this

item

2

in

an
amount that

UBS believes

to be

appropriate under

the applicable accounting

standard. As

in the case

of other matters
for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based

on currently available

information and

accordingly may ultimately

prove to

be substantially greater
(or may be less) than the provision

that we have recognized.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   298

Note 17

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

two third

-party funds

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

UBS entities, non

-UBS entities and
certain

individuals,

including

current

and

former UBS

employees,

seeking

amounts

totaling

approximately

EUR
2.1
bn,
which includes amounts that the funds

may be held liable to pay the trustee for the

liquidation of BMIS

(BMIS Trustee).
A large number of alleged beneficiaries have filed claims against UBS entities (and non

-UBS entities) for purported losses
relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in

eight

test

cases

were

inadmissible

have

been

affirmed

by

the

Luxembourg

Court

of

Appeal,

and

the

Luxembourg
Supreme Court has dismissed

a further appeal in one of the

test cases.
In the US, the BMIS Trustee filed claims

against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore

funds. The total amount claimed against

all defendants in these

actions was not less than USD
2
bn.
In 2014,

the US

Supreme

Court rejected

the BMIS

Trustee’s

motion for

leave to

appeal

decisions

dismissing

all claims
except

those

for

the

recovery

of

approximately

USD
125
m

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

that are sole-
managed and co-managed by UBS

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
3.42
bn,

of

which

USD
3.37
bn

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
m, subject to court approval.

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
bn of

bonds by the

System in 2008

and sought
damages of over USD
800
m. In 2016, the

court granted the System’s request to

join the action as a plaintiff. In

2022, a
federal district

court enjoined

the plaintiffs

from proceeding

with the action

on the

grounds it

impermissibly conflicted
with Puerto Rico’s approved

Plan of Adjustment.
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
of

underwriting

and

swap

fees

paid

in

connection

with

those

offerings.

UBS

estimates that

it received

approximately
USD
125
m in fees in the relevant offerings.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   299

Note 17

Provisions and contingent liabilities (continued)
In

August

2019,

and

February and

November

2020,

four

US

insurance

companies

that

insured

issues

of

Puerto

Rico
municipal bonds

sued UBS

and several other

underwriters of

Puerto Rico

municipal

bonds

in three

separate cases.

The
actions collectively seek recovery

of an aggregate of USD
955
m in damages from the defendants.

The plaintiffs in these
cases claim that defendants failed to reasonably

investigate financial statements

in the offering materials for the insured
Puerto

Rico

bonds

issued

between

2002

and

2007,

which plaintiffs

argue

they

relied

upon

in

agreeing

to

insure

the
bonds notwithstanding

that they had no contractual relationship

with the underwriters. Defendants’

motions to dismiss
have been granted in all three

cases; those decisions are being

appealed by the plaintiffs.
Our balance sheet at 31 December 2022

reflected provisions with respect to matters described in

this item 4 in amounts
that UBS believes to be appropriate

under the applicable accounting

standard. As in the case of other matters

for which
we have

established

provisions, the

future outflow

of resources

in respect

of such

matters cannot

be determined

with
certainty based

on

currently available

information

and

accordingly may

ultimately prove

to be

substantially greater

(or
may be less) than the provisions

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

relating to foreign currency
transactions

with the

defendant

banks and

persons

who transacted

in foreign

exchange futures

contracts and

options
on

such futures

under

a settlement

agreement

that

provides

for

UBS

to pay

an aggregate

of

USD
141
m

and

provide
cooperation to

the settlement classes.

Certain class

members have

excluded themselves

from that settlement

and have
filed individual

actions

in US

and

English

courts against

UBS

and

other banks,

alleging

violations of

US and

European
competition

laws and

unjust

enrichment. UBS

and

the other

banks have

reached

an agreement

in principle

to resolve
those individual matters.
In 2015,

a putative class action

was filed

in federal

court against UBS

and numerous

other banks

on behalf

of persons
and businesses

in the US

who directly purchased

foreign currency from

the defendants

and alleged

co-conspirators for
their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs

filed

an

amended

complaint

in

August

2017.

In

March

2018,

the

court

denied

the

defendants’

motions

to
dismiss the amended complaint. In March

2022, the court denied

plaintiffs’ motion for class certification.
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

Yen LIBOR, EURIBOR, CHF LIBOR, GBP

LIBOR, SGD
SIBOR

and

SOR

and

Australian

BBSW,

and

seek

unspecified

compensatory

and

other

damages

under

varying

legal
theories.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   300

Note 17

Provisions and contingent liabilities (continued)
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

alleged co

-conspirator

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
in

the

District

Court

for

the

Southern

District

of

New

York

against

UBS

and

numerous

other

banks

on

behalf

of

US
residents who, since

1 February 2014, directly

transacted with

a defendant bank

in USD LIBOR instruments.

The complaint
asserts antitrust claims.

The defendants moved to

dismiss the complaint in

August 2019. In March

2020 the court

granted
defendants’

motion to

dismiss the

complaint

in its

entirety. Plaintiffs

have appealed

the dismissal.

In March

2022,

the
Second

Circuit dismissed

the appeal

because appellants,

who

had been

substituted in

to replace

the original

plaintiffs
who had withdrawn, lacked standing

to pursue the appeal.

In August 2020, an

individual action was filed

in the Northern
District of

California against

UBS

and

numerous

other

banks

alleging that

the defendants

conspired

to fix the

interest
rate used

as

the

basis

for

loans

to

consumers by

jointly setting

the

USD LIBOR

rate

and

monopolized

the

market for
LIBOR-based

consumer

loans

and

credit

cards.

Defendants

moved

to

dismiss

the

complaint

in

September

2021.

In
September 2022, the court

granted defendants’ motion

to dismiss the complaint

in its entirety, while

allowing plaintiffs
the opportunity

to file an

amended

complaint. Plaintiffs

filed an

amended complaint

in October

2022,

and defendants
have moved to dismiss the amended

complaint in November 2022

.
Other benchmark class actions in the

US:

Yen

LIBOR

/

Euroyen

TIBOR

–
In 2014,

2015

and

2017,

the court

in

one

of

the

Yen

LIBOR

/

Euroyen

TIBOR

lawsuits
dismissed

certain

of

the

plaintiffs’

claims,

including

the

plaintiffs’

federal antitrust

and

racketeering

claims. In

August
2020,

the court granted

defendants’ motion

for judgment

on the pleadings

and dismissed the

lone remaining

claim in
the action as

impermissibly extraterritorial. In October

2022, the appeals court

affirmed the dismissal

on multiple grounds.
In 2017,

the court

dismissed the

other Yen

LIBOR

/ Euroyen

TIBOR action

in its

entirety

on

standing

grounds.

In April
2020, the

appeals court reversed

the dismissal and

in August

2020 plaintiffs in

that action filed

an amended

complaint
focused

on

Yen

LIBOR.

The

court

granted

in

part

and

denied

in

part

defendants’

motion

to

dismiss

the

amended
complaint in

September 2021.

In August

2022, the

court granted

UBS’s motion

for reconsideration

and dismissed

the
case against UBS.

CHF LIBOR

– In 2017, the court

dismissed the CHF LIBOR action on standing grounds

and failure to state

a claim. Plaintiffs
filed an amended complaint, and the court granted a

renewed motion to dismiss in September 2019. Plaintiffs appealed.
In September 2021, the Second Circuit granted

the parties’ joint motion to vacate the dismissal and remand the case for further proceedings. Plaintiffs filed a third amended complaint in

November 2022 and defendants have moved to dismiss
the amended complaint in January 2023

.
EURIBOR

– In 2017, the court in the EURIBOR

lawsuit dismissed the case as to UBS and certain other foreign defendants
for lack of personal jurisdiction. Plaintiffs

have appealed.

SIBOR / SOR

– In October 2018, the court

in the SIBOR / SOR action

dismissed all but one of plaintiffs’

claims against UBS.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a

renewed

motion

to

dismiss

in

July

2019.

Plaintiffs
appealed.

In March

2021,

the Second

Circuit reversed

the dismissal.

Plaintiffs

filed

an amended

complaint in

October
2021, which defendants moved to dismiss in November 2021. In March 2022, plaintiffs reached a settlement in principle with the remaining defendants,

including UBS. The court g

ranted final approval of the settlement in November

2022.

BBSW

– In

November 2018,

the court

dismissed the

BBSW lawsuit

as to

UBS

and certain other

foreign

defendants for
lack of personal jurisdiction. Plaintiffs filed an amended complaint in April 2019, which UBS and other defendants moved
to dismiss in

May 2019.

In February 2020,

the court granted

in part and

denied in part defendants’

motions to

dismiss
the

amended

complaint.

In

August

2020,

UBS

and

other

BBSW

defendants

joined

a

motion

for

judgment

on

the
pleadings, which

the court denied

in May

2021.

In February 2022,

plaintiffs reached

a settlement

in principle

with the
remaining defendants, including

UBS. The court granted final approval of

the settlement in November 2022.
GBP LIBOR

– The court dismissed the GBP LIBOR

action in August 2019.

Plaintiffs have appealed.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   301

Note 17

Provisions and contingent liabilities (continued)
Government bonds
: Putative class actions

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

were
granted

in

March

2021.

Plaintiffs filed

an

amended

complaint,

which

defendants

moved

to

dismiss

in

June

2021.

In
March

2022,

the

court granted

defendants’

motion

to

dismiss

that

complaint.

Plaintiffs

have

appealed

the

dismissal.
Similar class actions have been

filed concerning European government

bonds and other government bonds.
In May 2021, the European Commission

issued a decision finding that UBS

and six other

banks breached European Union
antitrust rules in 2007–2011

relating to European government

bonds. The European

Commission fined UBS EUR
172
m.
UBS is appealing the

amount of the fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements and

orders referred

to above,
our balance

sheet at

31 December

2022

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

2022

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
7. Communications recordkeeping
The SEC

and CFTC

conducted investigations

of UBS

and other

financial institutions

regarding

compliance with

records
preservation

requirements

relating

to

business

communications

sent

over

unapproved

electronic

messaging

channels.
UBS

cooperated

with

the

investigations,

and,

in

September

2022,

UBS

agreed

to

pay

civil

monetary

penalties

of
USD
125
m to the SEC and USD
75
m to the CFTC to resolve these matters.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   302

Note 18

Other liabilities

a) Other financial liabilities

measured at amortized cost
USD m 31.12.22 31.12.21
Other accrued expenses
1,760
1,876
Accrued interest expenses
1,949
1,094
Settlement and clearing accounts
1,075
1,304
Lease liabilities
3,334
3,558
Other
1,457
1,167
Total other financial liabilities

measured at amortized cost
9,575
9,001

b) Other financial liabilities

designated at fair value
USD m 31.12.22 31.12.21
Financial liabilities related to unit-linked investment

contracts
13,221
21,466
Securities financing transactions
15,333
6,377
Over-the-counter debt instruments and other
1,684
2,231
Total other financial liabilities designated

at fair value
30,237
30,074

c) Other non-financial liabilities

USD m 31.12.22 31.12.21
Compensation related liabilities
6,822
7,257

of which: Deferred Contingent Capital Plan
1,614
1,628

of which: financial advisor compensation plans
1,463
1,512

of which: other compensation plans
2,680
2,846

of which: net defined benefit liability
469
633

of which: other compensation-related liabilities
1
596
638
Current tax liabilities
1,071
1,398
Deferred tax liabilities
236
300
VAT,

withholding tax and other tax payables
592
590
Deferred income
235
240
Liabilities of disposal group held for sale
2
1,298
Other
84
68
Total other non-financial

liabilities
9,040
11,151
1 Includes liabilities for payroll

taxes and untaken

vacation.

2 Refer to Note 29 for

more information.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   303
Additional information
Note 19

Expected credit loss measurement

a) Expected credit losses in the period
Total

net credit loss expenses

were USD
29
m in 2022, reflecting

net credit loss expenses

of USD
29
m related to stage 1
and 2 positions and USD
0
m net credit loss expenses related to credit-impaired

(stage 3) positions.
Stage 1

and

2

expected

credit

loss

(ECL)

expenses

of

USD
29
m

include

USD
123
m

expenses

related

to

scenario

and
parameter updates

and USD
13
m related to

other book quality and

size changes, partly offset

by USD
77
m post-model
adjustment (PMA) releases and

USD
30
m releases related to model changes. Lending to corporate clients not secured by
mortgages contributed USD
21
m, mainly driven by scenario effects related to the

downward revision of GDP and

higher
interest rate

assumptions

in the

newly

introduced
stagflationary

geopolitical

crisis

scenario

(SGC).

Lending

secured

by
mortgages
contributed

USD

16
m

in

expenses
,

mainly

driven

by

scenario

effects

related

to

higher

interest

rate
assumptions,

especially from the SGC, and adverse house price assumptions from both applied downside scenarios.

This
was partly offset by releases from other lending

of USD
9
m.
›

Refer to Note 19b

for more information

regarding changes

to ECL models,

scenarios, scenario

weights and the

post-model
adjustment and to

Note 19c

for more information

regarding the development

of ECL allowances

and provisions
Stage 3 net expenses of USD
0
m were recognized across

a number of

defaulted positions, with net expenses of

USD
12
m
in Personal

and Corporate

Banking

and USD
5
m in

Global Wealth

Management,

offset by

releases of

USD
18
m in

the
Investment Bank, including a USD
28
m release for a single airline-related counterparty, mainly due to improved cashflow assumptions, and USD
10
m net expenses across a number of defaulted positions.

Credit loss expense

/ (release)
USD m
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the year ended

31.12.22
Stages 1 and 2
(5)
27
0
6
1
29
Stage 3
5
12
0
(18)
2
0
Total credit loss expense /

(release)
0
39
0
(12)
3
29
For the year ended

31.12.21
Stages 1 and 2
(28)
(62)
0
(34)
0
(123)
Stage 3
(1)
(24)
1
0
0
(25)
Total credit loss expense /

(release)
(29)
(86)
1
(34)
0
(148)
For the year ended

31.12.20
Stages 1 and 2
48
129
0
88
0
266
Stage 3
40
128
2
217
42
429
Total credit loss expense /

(release)
88
257
2
305
42
694

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   304

Note 19

Expected credit loss measurement (continued)

b) Changes to ECL models,

scenarios, scenario

weights and key inputs

Refer

to

Note 1a for

information about

the

principles governing

expected

credit

loss (ECL)

models, scenarios,

scenario
weights and key inputs

applied.

Governance
Comprehensive cross-functional

and cross-divisional

governance processes

are in

place and

are used to

discuss and

approve
scenario updates and

weights, to

assess whether significant increases

in credit

risk resulted in

stage transfers, to

review
model outputs and to reach

conclusions regarding

post-model adjustments.

Model changes
During 2022, the model review and enhancement process led to adjustments of the probability of default (PD), loss given
default (LGD), and

credit conversion factor

(CCF) models, resulting

in a USD
30
m decrease in

ECL allowances.

This includes
a

decrease of

USD
19
m

in Global

Wealth Management

affecting loans

to

financial advisors and

specialized US

lending
portfolios and

an USD
11
m decrease

in Personal

& Corporate

Banking

related to

lending to
large corporate clients

and
financial intermediaries

& hedge funds
.

Scenario and key input

updates
During 2022, the scenarios

and related macroeconomic factors were updated

from those applied

at the end of

2021 by
considering the

prevailing economic

and

political conditions

and

uncertainty. The review

focused

on events

that

significantly
changed the

economic

outlook during

the year:

the Russia–Ukraine

war, with the subsequent

effect on

energy markets,

the
inflation outlook and economic growth in Europe, and rising global interest rates due to central banks’ adoption of more restrictive monetary

policies.
Baseline scenario
: the

projections

of the

baseline scenario,

which are

aligned to

the economic

and market

assumptions

used
for UBS’s

business

planning

purposes,

are broadly

in line

with external

data, such

as that

from Bloomberg

Consensus,

Oxford
Economics and the International

Monetary Fund

World Economic Outlook.

The expectation for 2023 is

that global growth
stalls under

the weight

of monetary

policy

tightening,

and continued

pressure

on real

purchasing

power

due to

high inflation
– further fueled

in Europe

by the energy

crisis and

a lack of

labor supply

– even though

unemployment rates

are forecast to
be higher than

in 2022 and

an energy crisis

in Europe

seems likely to

be averted.

Interest

rates are

expected to

remain high,
given the persistence of inflationary

trends, leading to a less

optimistic outlook for global

house prices, which is cushioned
in Switzerland by continued

strong demand.

Global crisis scenario:
The first hypothetical

downside scenario, the global crisis

scenario, is aligned with the Group’s

2022
binding stress scenario and was

updated in 2022

to reflect expected risks, resulting in

minimal changes. It assumes that,
while the

global economy

has returned to

pre-pandemic levels

and the immediate

risks

from COVID-19

have decreased,

the
associated disruptions

and

the

consequences of

the unprecedented

monetary and

fiscal stimulus

measures will

remain
critical. Concerns regarding

the sustainability

of public debt, following the marked deterioration

of fiscal positions, lead to
a loss

of confidence and

market turbulence, while protectionism results in

a decrease

in global

trade. Governments and
central banks have limited scope

to support the economies,

and interest rate levels remain moderate. As a

consequence,
China

suffers a

hard landing

which,

combined with

political, solvency and

liquidity concerns,

affects emerging

markets
significantly. A

spillover

effect

leads

to

a

contraction of

the

Eurozone,

Swiss

and

US

economies,

as

global

demand

is
significantly affected.

Given the

severity of the

macroeconomic

impact, unemployment

rates rise to

historical highs

and real
estate sectors contract

sharply.
Stagflationary

geopolitical

crisis

scenario:
The

second

downside

scenario

was

changed

during

2022.

In

light

of

the
developments caused by Russia’s invasion of Ukraine, the
mild global interest rate steepening scenario

was replaced by a
severe global

interest rate

steepening scenario

in the

first quarter of

2022, as

the beginning of

the Russia–Ukraine war
increased fears of

higher inflation and a corresponding

reaction by monetary

authorities. In

the second quarter of the

year,
the progression

of the war

and the enforcement

of sanctions

regimes led

to a redesign

of the scenario.

The resulting
severe
Russia–Ukraine conflict scenario

has similar dynamics as the severe global interest rate

steepening scenario, but addressed
specifically the prospect

of rising

energy costs, especially

in Europe, with

the consequences

of lower

growth and higher
inflation rates.

In the

fourth quarter of

2022, UBS

developed a new
stagflationary geopolitical

crisis scenario

(SGC)

and
included this new scenario in the ECL

calculation for year-end

2022 in lieu of

the
severe Russia–Ukraine conflict scenario
.
While

the SGC scenario addresses similar risks as the
severe Russia–Ukraine conflict

scenario
, it also covers additional and
broader risks and

therefore assumes

more severe

shocks. Geopolitical

tensions cause

an escalation

of security concerns

and
undermine globalization. The

ensuing economic regionalization leads

to a

surge in

global commodity prices

and further
disruptions of

supply chains

and raises

the specter

of prolonged

stagflation.

The severe

interest

rate and

adverse

house price
assumptions in

the SGC scenario

had a substantive

impact on model-based

ECL allowances

for loans

secured by

mortgages
in Switzerland and

the US. These

effects were

partly offset

by PMA releases

related to loans

secured by mortgages.

Refer to
the section below

on “Scenario weights

and post-model adjustments”

for more details.
Asset price

inflation scenario:
The upside

scenario is

based on

positive developments,

such as

an easing

of

geopolitical
tensions across the

globe and

a rebound

in Chinese economic

growth. A

combination of

lower energy and

commodity
prices,

effective monetary

policies

and

easing

supply

chain

disruptions helps

reduce

inflation.

Improved

consumer and
business sentiment lead to an economic rebound with central banks able to normalize interest rates; asset prices increase significantly.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   305

Note 19

Expected credit loss measurement (continued)
The table below details the key assumptions

for the four scenarios applied

as of 31 December 2022.
Scenario weights and post

-model adjustments
Due

to the

less positive

outlook

compared

with the

assessment on

31 December

2021, the

scenario weights

changed
during 2022. The upside scenario was allocated

a
0
% probability, and the previous
5
% weight was added to the
baseline
scenario
, now

set at
60
%. Following

the introduction

of the

SGC, which

was deemed

to have

a higher

probability of
occurring than

the
global crisis

scenario
, the weights

were rebalanced.

The SGC

has a

weight of
25
% (compared

with
10
% for the
mild global

interest rate steepening

scenario

used as

of 31 December

2021) and

the weight

of the
global
crisis scenario

was reduced to
15
% (from
30
% as of 31 December

2021). The weights are also shown in the

table below.
The

scenarios

and

weight

allocation

were

established

in

line

with

the

general

market

sentiment

that

the

short-term
outlook

is subdued

and a

recession in

major markets

is a

strong

probability. The

downside

risks in

relation to

inflation
and monetary policy,

as well as

the availability and

price of energy,

mainly in Europe,

are better reflected

in our

models
compared with the uncertain developments

caused by COVID-19 in recent

years.

However, unquantifiable risks continue

to be relevant, as the

pandemic has not

been overcome and the world

may face
new disruptions.

Furthermore, the geopolitical

situation worsened

during 2022,

and the impact on

the world

economy
from escalations with unforeseeable

consequences could be severe. In the near term, this

uncertainty relates primarily to
the development

of the

Russia–Ukraine

war. Models,

which are

based on

supportable statistical

information

from past
experiences regarding interdependencies of

macroeconomic factors and their

implications for credit

risk portfolios, cannot
comprehensively reflect

such extraordinary

events, such

as a

pandemic or

a fundamental

change

in the

world political
order. Rather than

creating multiple additional scenarios

to attempt gauging these

risks and applying

model parameters
that lack supportable information and

cannot be robustly validated, management

continued to

also apply PMAs.

These PMA took into account that more of the downside risks were modeled in 2022, particularly for lending secured by
mortgages.

The

PMA

amounted

to

USD
131
m

as

of

31 December

2022

(31 December

2021:

USD
224
m).

These
remaining PMA

for uncertainties

on potentially

unmodeled risk

almost entirely

relate

to corporate

lending portfolios

in
Personal & Corporate Banking

and the Investment Bank.

Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.12.22 31.12.21
Asset price inflation
0.0
5.0
Baseline
60.0
55.0
Mild global interest rate steepening

0.0
10.0
Stagflationary geopolitical crisis
25.0
0.0
Global crisis

15.0
30.0

Scenario assumptions
One year

Three years cumulative

31.12.22
Asset price
inflation Baseline
Stagflationary
geopolitical
crisis

Global
crisis

Asset price
inflation Baseline
Stagflationary
geopolitical
crisis

Global
crisis

Real GDP growth (% change)
United States
4.0
(0.3)
(4.8)
(6.4)
9.1
3.2
(4.4)
(1.8)
Eurozone
3.0
0.6
(5.6)
(8.5)
6.2
2.5
(5.7)
(8.3)
Switzerland
3.0
0.7
(4.8)
(6.7)
6.6
3.5
(4.9)
(3.7)
Consumer price index (% change)

United States
2.5
2.6
10.0
(0.5)
8.1
6.5
15.8
1.2
Eurozone
2.3
5.0
9.6
(0.7)
7.4
9.6
14.8
(0.7)
Switzerland
2.1
1.6
5.8
(1.8)
6.2
3.9
10.7
(1.6)
Unemployment rate (end-of

-period level, %)
United States
3.0
3.9
9.2
10.0
3.0
5.3
11.8
9.4
Eurozone
6.0
7.0
10.9
11.9
6.0
7.1
12.2
13.0
Switzerland
1.7
2.3
4.3
4.4
1.5
2.6
5.1
4.9
Fixed income: 10-year government

bonds (change in yields, basis points)
USD
25.0
(5.6)
235.0
(326.0)
70.0
(13.2)
205.0
(291.1)
EUR
20.0
47.8
250.0
(270.6)
57.5
44.7
220.0
(246.5)
CHF
25.0
45.7
220.0
(209.7)
62.5
57.0
205.0
(159.6)
Equity indices (% change)
S&P 500
20.0
7.4
(51.5)
(50.0)
51.7
22.8
(45.6)
(27.9)
EuroStoxx 50
17.0
17.2
(51.6)
(50.0)
42.9
29.2
(47.2)
(39.3)
SPI
14.0
5.6
(51.6)
(46.0)
37.9
19.3
(47.2)
(32.9)
Swiss real estate (% change)
Single-Family Homes

6.6
1.1
(16.7)
(19.9)
14.0
2.3
(32.9)
(23.9)
Other real estate (% change)
United States (S&P / Case–Shiller)
7.8
(4.5)
(12.8)
(19.3)
19.1
(0.6)
(35.8)
(32.7)
Eurozone (House Price Index)
7.0
(2.7)
(8.4)
(8.9)
15.4
2.0
(14.7)
(17.5)

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   306

Note 19

Expected credit loss measurement (continued)
Scenario assumptions
One year

Three years cumulative

31.12.21
Asset price
inflation Baseline
Mild global
interest rate
steepening

Global crisis

Asset price
inflation Baseline
Mild global
interest rate
steepening

Global crisis

Real GDP growth (% change)
United States
9.1
4.4
(0.1)
(5.9)
17.8
10.1
1.8
(3.8)
Eurozone
9.4
3.9
(0.1)
(8.7)
17.3
7.5
0.9
(10.3)
Switzerland
5.5
2.4
(0.9)
(6.6)
13.1
5.8
(0.1)
(5.7)
Consumer price index (% change)
United States
3.1
2.2
5.7
(1.2)
9.5
6.3
13.0
0.4
Eurozone
2.3
1.4
4.2
(1.3)
8.0
4.8
10.4
(1.7)
Switzerland
1.8
0.3
3.5
(1.8)
6.1
1.7
9.0
(1.6)
Unemployment rate (end-of

-period level, %)
United States
3.0
3.9
6.1
10.9
3.0
3.5
7.2
10.8
Eurozone
6.2
7.4
8.7
12.9
6.0
7.2
9.1
15.1
Switzerland
2.3
2.5
3.4
5.2
1.6
2.3
4.2
5.9
Fixed income: 10-year government

bonds (change in yields, basis points)
USD
50.0
16.5
259.2
(50.0)
170.0
41.2
329.2
(15.0)
EUR
40.0
11.1
283.8
(35.0)
140.0
34.9
349.3
(25.0)
CHF
50.0
12.1
245.5
(70.0)
150.0
34.4
307.3
(35.0)
Equity indices (% change)
S&P 500
12.0
14.1
(27.0)
(50.2)
35.5
24.7
(21.8)
(40.1)
EuroStoxx 50
16.0
12.3
(23.4)
(57.6)
41.6
20.7
(19.9)
(50.4)
SPI
14.0
12.1
(22.9)
(53.6)
37.9
19.1
(19.6)
(44.2)
Swiss real estate (% change)
Single-Family Homes

5.1
4.4
(4.3)
(17.0)
15.5
7.4
(8.8)
(30.0)
Other real estate (% change)
United States (S&P / Case–Shiller)
10.0
3.5
(2.3)
(9.5)
21.7
7.1
(8.7)
(26.3)
Eurozone (House Price Index)
8.4
5.1
(4.0)
(5.4)
17.8
9.6
(7.6)
(10.8)

c) Development of ECL allowances

and provisions

The ECL allowances and provisions

recognized in the period

are impacted by a variety of factors,

such as:
–

the effect of selecting and

updating forward-looking scenarios

and the respective weights;
–

origination of new instruments during

the period;

–

the effect

of passage of

time (lower residual

lifetime PD and the

effect of discount

unwind) as the

ECL on an

instrument
for the remaining lifetime decreases (all other

factors remaining the same);
–

derecognition of instruments in the

period;
–

change in individual asset quality of instruments;
–

movements from

a

maximum

12-month

ECL

to

the

recognition

of

lifetime ECL

(and

vice versa)

following

transfers
between stages 1 and 2;

–

movements from stages 1 and 2 to stage 3 (credit-impaired status) when default has become certain and PD increases to 100% (or vice versa);
–

changes in models or updates

to model parameters;
–

write-off; and
–

foreign exchange translations for assets denominated

in foreign currencies.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   307

Note 19

Expected credit loss measurement (continued)

The

table

below

explains

the

changes

in

the

ECL

allowances

and

provisions

for

on-

and

off-balance

sheet

financial
instruments and credit

lines in scope of ECL

requirements

between the beginning

and the end of the

period due

to the
factors listed above.

Development of ECL allowances

and provisions
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2021
(1,165)
(282)
(220)
(662)
Net movement from new and derecognized

transactions
1
(7)
(21)
16
(2)
of which: Private clients with mortgages
(6)
(6)
0
0
of which: Real estate financing
(3)
(5)
2
0
of which: Large corporate clients
8
(1)
11
(2)
of which: SME clients
(1)
(1)
0
0
of which: Other
(6)
(8)
3
0

of which: Financial intermediaries and hedge

funds
0
(2)
2
0

of which: Loans to financial advisors
0
0
0
0
Remeasurements with stage transfers
2
(65)
20
(39)
(46)
of which: Private clients with mortgages
(10)
3
(12)
0
of which: Real estate financing
7
(1)
8
0
of which: Large corporate clients
(33)
16
(28)
(21)
of which: SME clients
(23)
2
(2)
(22)
of which: Other
(6)
1
(4)
(3)

of which: Financial intermediaries and hedge

funds
0
0
0
0

of which: Loans to financial advisors
1
2
(1)
0
Remeasurements without

stage transfers
3
13
(8)
(27)
48
of which: Private clients with mortgages
(12)
5
(18)
1
of which: Real estate financing
13
3
10
0
of which: Large corporate clients
32
(11)
2
41
of which: SME clients
(6)
(10)
(9)
14
of which: Other
(15)
5
(12)
(8)

of which: Sovereigns
(8)
0
(8)
0

of which: Loans to financial advisors
(3)
3
(1)
(6)
Model changes
4
30
29
1
0
Movements with profit or loss impact
5
(29)
20
(49)
0
Movements without profit or loss impact

(write-off,

FX and other)
6
104
3
1
99
Balance as of 31 December 2022
(1,091)
(259)
(267)
(564)
1 Represents

the increase

and decrease

in allowances

and provisions

resulting from

financial instruments

(including guarantee

s

and facilities)

that were

newly originated,

purchased or

renewed and

from the

final
derecognition of loans or facilities on their maturity date or earlier.

2 Represents the remeasurement between 12

-month and lifetime ECL due to stage transfers.

3 Represents the change in allowances and provisions
related to

changes

in model

inputs

or assumptions,

including

changes

in forward

-looking

macroeconomic

conditions,

changes

in the

exposure

profile,

PD and

LGD

changes,

and

unwinding

of the

time

value.

4 Represents the change in the allowances

and provisions related to changes

in models and methodologies.

5 Includes ECL movements

from new and derecognized transactions,

remeasurement changes,

model and
methodology changes.

6 Represents

the decrease

in allowances

and provisions

resulting from

write-offs of

the ECL

allowance

against the

gross carrying

amount when

all or

part of

a financial

asset is

deemed
uncollectible or forgiven and

movements in foreign exchange

rates.

Movements with profit

or loss

impact:
Stages 1

and 2 ECL

allowances and provisions increased

on a net

basis by

USD
29
m:

–

Net movement

from new

and derecognized

transactions

includes USD
21
m stage 1

expenses and

USD
16
m stage 2
releases: Stage 1 expenses are primarily driven by new loans secured by real estate. The residual effect is spread across
lending segments. Stage 2

releases are largely driven by redemption of

corporate loans in the

Investment Bank.
–

Remeasurements with

stage transfers

include USD
20
m releases

in stage

1 and

USD
39
m expenses

in stage

2.

This
mainly includes

the transfer of

a few

large corporate

lending

transactions in

the Investment

Bank

from stage

1 to

2
(i.e., releases in

stage 1

and related but

generally higher

expenses in stage

2), driven by

rating downgrades and scenario
effects.
–

Remeasurements

without

stage

transfers

include

stage

1

expenses

of

USD
8
m

and stage

2 expenses

of

USD
27
m.
These expenses of

USD
35
m relate

to large and

SME corporate lending

(USD
28
m), substantially

due to scenario

effects,
and to a single sovereign

counterparty (USD
8
m).

–

Model changes: refer to Note

19b for more information.
Movements without profit or loss impact:
Stage 3 allowances decreased by USD
99
m almost entirely due to write-offs of
USD
95
m.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   308

Note 19

Expected credit loss measurement (continued)

Development of ECL allowances

and provisions
USD m Total Stage 1 Stage 2 Stage 3
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

(including guarantee

s

and facilities)

that were

newly originated,

purchased or

renewed and

from the

final
derecognition of loans or facilities on their maturity date or earlier.

2 Represents the remeasurement between 12

-month and lifetime ECL due to stage transfers.

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

in allowa

nces and

provisions resulting

from write

-offs of

the ECL

allowance

against the

gross carrying

amount when

all or

part of

a financial

asset is

deemed
uncollectible or forgiven and

movements in foreign exchange

rates.

As explained

in Note 1a,

the assessment

of a significant

increase

in credit

risk (SICR)

considers a

number

of qualitative
and

quantitative factors

to determine

whether a

stage transfer

between

stage 1

and stage 2

is required,

although the
primary assessment considers changes in PD based

on rating analyses and economic

outlook. Additionally,

UBS takes into
consideration counterparties

that have

moved to

a credit

watch list

and those

with payments

that are

at least

30 days
past due.

ECL stage 2 (“significant deterioration

in credit risk”) allowances / provisions

as of 31 December 2022 – classification by trigger
USD m Stage 2
of which:
PD layer
of which:
watch list
of which:
≥30 days

past due
On-

and off-balance sheet

(267)
(196)
(21)
(50)
of which: Private clients with mortgages
(107)
(83)
0
(25)
of which: Real estate financing
(23)
(18)
0
(5)
of which: Large corporate clients
(65)
(51)
(13)
0
of which: SME clients
(37)
(22)
(7)
(7)
of which: Financial intermediaries and hedge funds
(17)
(17)
0
0
of which: Loans to financial advisors
(2)
0
0
(2)
of which: Credit cards
(12)
0
0
(12)
of which: Other
(5)
(5)
0
0

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   309

Note 19

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

at fair value. For other collateral,

such as real estate,

a reasonable alternative

value is used. Credit
enhancements,

such

as

credit

derivative

contracts

and

guarantees,

are

included

at

their

notional

amounts.

Both

are
capped

at the

maximum exposure

to credit

risk for

which they

serve as

security. The

“Risk

management and

control”
section of this

report describes

management’s view

of credit

risk and

the related exposures,

which can differ

in certain
respects from the requirements of International

Financial Reporting Standards

(IFRS).

Maximum exposure to credit

risk

31.12.22
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity

and debt
instruments

Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

amortized cost on the balance sheet
Cash and balances at central banks
169.4
169.4
Loans and advances to banks
4
14.8
0.0
0.1
14.7
Receivables from securities financing transactions
measured at amortized cost
67.8
0.0
64.5
2.4
0.9
Cash collateral receivables on derivative

instruments
5,6
35.0
22.9
12.1
Loans and advances to customers
387.2
33.6
115.9
197.8
19.6
3.0
17.3
Other financial assets measured at amortized cost
53.3
0.1
0.5
0.0
1.3
51.3
Total financial assets

measured at amortized cost
727.6
33.7
181.0
197.9
23.4
22.9
0.0
3.0
265.8
Financial assets measured at

fair value

through other comprehensive income – debt
2.2
2.2
Total maximum exposure to

credit risk

reflected on the balance sheet within

the scope of ECL
729.8
33.7
181.0
197.9
23.4
22.9
0.0
3.0
268.0
Guarantees
7
22.1
1.2
9.3
0.1
2.0
1.8
7.7
Loan commitments
7
39.9
0.2
3.1
1.3
6.5
0.1
1.0
27.8
Forward starting transactions,

reverse repurchase
and securities borrowing agreements
3.8
3.8
0.0
Committed unconditionally revocable credit lines
41.4
0.2
8.2
6.0
6.2
0.5
20.2
Total maximum exposure to

credit risk not

reflected on the balance sheet within

the scope of ECL
107.2
1.6
24.4
7.5
14.7
0.0
0.1
3.3
55.7
31.12.21
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity

and debt
instruments

Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

amortized cost on the balance sheet
Cash and balances at central banks
192.8
192.8
Loans and advances to banks
4
15.5
0.1
0.1
15.3
Receivables from securities financing transactions
measured at amortized cost
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

reflected on the balance sheet within

the scope of ECL
746.6
37.7
196.9
191.3
28.4
18.4
0.0
4.0
269.8
Guarantees
7
20.9
1.3
6.5
0.2
2.5
2.3
8.1
Loan commitments
7
39.4
0.5
4.0
2.4
7.3
0.3
1.7
23.1
Forward starting transactions,

reverse repurchase
and securities borrowing agreements
1.4
1.4
0.0
Committed unconditionally revocable credit lines
40.7
0.3
9.0
6.2
3.9
0.5
20.9
Total maximum exposure to

credit risk not

reflected on the balance sheet within

the scope of ECL
102.5
2.2
20.9
8.7
13.7
0.0
0.3
4.5
52.1
1 Of which: USD
1,372
m for 31 December 2022 (31 December 2021: USD
1,443
m) relates to total credit-impaired financial assets measured at amortized cost and USD
113
m for 31 December 2022 (31 December

2021:
USD
130
m) to total off-balance sheet financial instruments and credit lines for credit-impaired positions.

2 Collateral arrangements generally incorporate

a range of collateral, including cash, equity and debt instruments, real estate and other collateral. UBS

applies a risk-based approach

that generally

prioritizes collateral according

to its liquidity profile.

3 Includes but is not limited to

life insurance contracts,

inventory,

mortgage loans,
gold and other commodities.

4 Loans and advances

to banks include amounts held with

third-party banks on

behalf of clients. The

credit risk associated with these

balances may be borne by those clients.

5 Included
within Cash collateral

receivables on derivative

instruments are

margin balances

due from exchanges

or clearing houses.

Some

of these margin

balances reflect

amounts transferred on

behalf of clients

who retain the
associated credit

risk.

6 The

amount shown

in the

“Netting” column

represents the

netting potential

not recognized

on the

balance sheet.

Refer to

Note 21

for more

information.

7 The

amount

shown in

the
“Guarantees” column includes

sub-participations.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   310

Note 19

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

Group’s internal grading system

Financial assets subject to credit risk by

rating category
USD m 31.12.22
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized

cost
Cash and balances at central banks
168,525
877
0
0
56
0
169,457
(12)
169,445
of which: stage 1
168,525
877
0
0
0
0
169,402
0
169,402
of which: stage 2
0
0
0
0
56
0
56
(12)
44
Loans and advances to banks
862
12,257
860
440
379
0
14,798
(6)
14,792
of which: stage 1
862
12,257
860
440
378
0
14,797
(5)
14,792
of which: stage 2
0
0
0
0
1
0
1
(1)
1
of which: stage 3
0
0
0
0
0
0
0
0
0
Receivables from securities

financing transactions measured at
amortized cost
27,158
15,860
8,870
15,207
721
0
67,816
(2)
67,814
of which: stage 1
27,158
15,860
8,870
15,207
721
0
67,816
(2)
67,814
Cash collateral receivables on

derivative instruments
10,613
12,977
7,138
4,157
147
0
35,033
0
35,032
of which: stage 1
10,613
12,977
7,138
4,157
147
0
35,033
0
35,032
Loans and advances to customers
6,491
214,473
68,356
74,732
21,939
2,012
388,003
(783)
387,220
of which: stage 1
6,491
212,980
66,114
68,034
16,605
0
370,224
(129)
370,095
of which: stage 2
0
1,493
2,242
6,698
5,334
0
15,767
(180)
15,587
of which: stage 3
0
0
0
0
0
2,012
2,012
(474)
1,538
Other financial assets measured at

amortized cost
29,011
16,632
447
6,600
450
210
53,350
(86)
53,264
of which: stage 1
29,011
16,630
427
6,317
336
0
52,721
(17)
52,704
of which: stage 2
0
2
20
283
114
0
419
(6)
413
of which: stage 3
0
0
0
0
0
210
210
(63)
147
Total financial assets

measured at amortized cost
242,660
273,076
85,671
101,136
23,693
2,222
728,457
(889)
727,568
On-balance sheet financial instruments
Financial assets measured at FVOCI

– debt instruments
1,307
840
0
92
0
0
2,239
0
2,239
Total on-balance

sheet financial instruments
243,966
273,916
85,671
101,228
23,693
2,222
730,696
(889)
729,807
Off-balance sheet positions subject to expected

credit loss by rating category
USD m 31.12.22
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet financial instruments
Guarantees

7,252
5,961
4,772
3,049
1,025
108
22,167
(48)
of which: stage 1
7,252
5,917
3,812
2,229
596
0
19,805
(13)
of which: stage 2
0
44
960
821
429
0
2,254
(9)
of which: stage 3
0
0
0
0
0
108
108
(26)
Irrevocable loan commitments
1,770
14,912
6,986
10,097
6,107
124
39,996
(111)
of which: stage 1
1,770
14,789
6,818
9,625
4,529
0
37,531
(59)
of which: stage 2
0
123
168
472
1,578
0
2,341
(52)
of which: stage 3
0
0
0
0
0
124
124
0
Forward starting reverse repurchase

and securities borrowing agreements
2,781
2
11
1,007
0
0
3,801
0
Total off-balance sheet

financial instruments
11,803
20,874
11,769
14,153
7,132
233
65,964
(159)
Credit lines
Committed unconditionally revocable

credit lines
2,288
15,918
9,247
10,162
3,739
36
41,390
(40)
of which: stage 1
2,288
15,213
8,960
9,631
3,429
0
39,521
(32)
of which: stage 2
0
705
287
531
310
0
1,833
(8)
of which: stage 3
0
0
0
0
0
36
36
0
Irrevocable committed prolongation

of existing loans
7
1,939
1,489
868
392
2
4,696
(2)
of which: stage 1
7
1,938
1,411
864
380
0
4,600
(2)
of which: stage 2
0
1
78
4
11
0
94
0
of which: stage 3
0
0
0
0
0
2
2
0
Total credit lines
2,295
17,857
10,736
11,030
4,131
37
46,086
(42)
1 Refer to the “Internal UBS rating

scale and mapping of external

ratings” table in the “Risk

management and control”

section of this report for

more information on rating

categories.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   311

Note 19

Expected credit loss measurement (continued)
Financial assets subject to credit risk by

rating category
USD m 31.12.21
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
measured at amortized cost
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
747,606
(969)
746,638
Off-balance sheet positions subject to expected

credit loss by rating category
USD m 31.12.21
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet financial instruments
Guarantees

4,457
7,064
4,535
3,757
1,009
150
20,972
(41)
of which: stage 1
4,457
7,037
4,375
3,075
752
0
19,695
(18)
of which: stage 2
0
27
160
682
258
0
1,127
(8)
of which: stage 3
0
0
0
0
0
150
150
(15)
Irrevocable loan commitments
2,797
14,183
7,651
8,298
6,502
46
39,478
(114)
of which: stage 1
2,797
13,917
7,416
7,127
5,840
0
37,097
(72)
of which: stage 2
0
266
235
1,171
663
0
2,335
(42)
of which: stage 3
0
0
0
0
0
46
46
0
Forward starting reverse repurchase

and securities borrowing agreements
0
0
55
1,389
0
0
1,444
0
Total off-balance sheet

financial instruments
7,254
21,247
12,241
13,444
7,512
196
61,894
(155)
Credit lines
Committed unconditionally revocable

credit lines
2,636
15,594
8,627
9,752
4,107
63
40,778
(38)
of which: stage 1
2,636
15,250
8,304
8,346
3,671
0
38,207
(28)
of which: stage 2
0
344
323
1,406
436
0
2,508
(10)
of which: stage 3
0
0
0
0
0
63
63
0
Irrevocable committed prolongation

of existing loans
17
2,438
1,422
1,084
602
48
5,611
(3)
of which: stage 1
17
2,438
1,422
1,082
568
0
5,527
(3)
of which: stage 2
0
0
0
1
34
0
36
0
of which: stage 3
0
0
0
0
0
48
48
0
Total credit lines
2,653
18,032
10,049
10,836
4,709
111
46,390
(41)
1 Refer to the “Internal UBS rating

scale and mapping of external

ratings” table in the “Risk

management and control”

section of this report for more

information on rating categories.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   312

Note 19

Expected credit loss measurement (continued)

f) Sensitivity information
As outlined in Note

1a, ECL estimates involve significant uncertainties at the

time they are made.
ECL models
The models

applied

to determine

point

-in-time

PD and LGD

rely on

market and statistical

data, which

has been

found
to

correlate

well

with

historically

observed

defaults

in

sufficiently

homogeneous

segments.

The

risk

sensitivities

for
each of the

ECL reporting

segments

to such

factors are

summarized

in Note 9.
Sustainability and climate risk

Sustainability and climate risk (SCR) may negatively affect clients or portfolios due to direct or indirect transition costs, or exposure to physical risks in locations

likely to be impacted by climate change.

Such effects could lead to

a deterioration
in credit worthiness, which in turn would

have an impact on ECLs.

While some indicators

that are more

influenced by

climate change (e.g.,

energy prices) are

factored into the

current PD
models where they have demonstrated statistical

relevance, UBS currently does not use a

specific SCR scenario in

addition
to the four

general economic

scenarios

applied to

derive the

weighted-average

ECL. The

rationale for

the approach

at
this point in time is the significance of model risks and

challenges in calibration and

probability weight assessment given
the paucity of data.
Instead,

UBS

focuses

on

the

process

of

vetting

clients

and

business

transactions

and

takes

individual

actions,

where
transition risk is deemed

to be a significant

driver of a

counterparty’s credit worthiness.

This review process may

lead to
a downward revision

of the counterparty’s credit rating,

or the adoption of risk mitigating

actions, and hence affect the
individual contribution to ECLs.
At the portfolio

level, UBS

has started

to use

stress loss

assumptions to

assess the

extent to

which SCR

may affect

the
quality of the

loans extended

to small and

medium-sized entities and

large corporate clients.

Initial tests were

based on
a set of assumptions presented

by external parties (such as the Bank of

England). Such analysis undertaken

during 2022
concluded that the counterparties

are not expected to be

significantly impacted

by physical or transition

risks, mainly as
there are no material risk concentrations in high-risk sectors. The analysis of the corporate loan book has also shown that
any potential significant impacts from transition costs or

physical risks would materialize over a

time horizon that exceeds
in most cases the

contractual lifetime of the

underlying assets. Based on current information

on regulatory developments,
this would

also apply

to the portfolio

of private

clients’ mortgages

and real

estate financing,

given the long

lead times
for investments in upgrading

the housing stock.
As a

result of

the aforementioned

factors, it

was assessed

that the

magnitude of

any impact

of SCR

on the

weighted-
average ECL would not be material as of 31 December 2022. Therefore, no specific post-model adjustment was made in
this regard.
›

Refer to “Sustainability

and climate risk”

in the “Risk management

and control” section

of this report

›

Refer to “Our focus

on sustainability

and climate”

in the “Our strategy, business

model and environment”

section of this

report
›

Refer to “UBS AG consolidated

supplemental disclosures

required under SEC regulations”

for the maturity

profile of UBS core loan
book

Forward-looking scenarios
Depending

on

the scenario

selection and

related macroeconomic

assumptions

for the

risk factors,

the components

of
the

relevant

weighted-average

ECL

change.

This

is

particularly

relevant

for

interest

rates,

which

can

move

in

both
directions under

a given growth

assumption,

e.g., low

growth with

high interest

rates in

a stagflation

scenario, versus
low growth

and falling interest

rates in a

recession. Management

generally looks

for scenario narratives that reflect

the
key risk drivers of a given credit

portfolio.
As forecasting

models are complex,

due to the

combination of

multiple factors, simple what-if

analyses involving a

change
of individual

parameters do not

necessarily provide realistic information

on the

exposure of segments

to changes

in the
macroeconomy.

Portfolio-specific

analyses

based

on

their key

risk

factors

would

also

not

be

meaningful,

as

potential
compensatory effects in other segments

would be ignored.

The table below indicates some sensitivities

to ECLs, if a key
macroeconomic

variable

for

the

forecasting

period

is

amended

across

all

scenarios

with

all

other

factors

remaining
unchanged.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   313

Note 19

Expected credit loss measurement (continued)

Potential effect on stage

1 and stage 2 positions from changing key

parameters as of 31 December 2022

USD m 100% Baseline
100%
Stagflationary
geopolitical crisis

100% Global crisis

Weighted average

Change in key parameters
Fixed income: Government bonds

(absolute change)
–0.50%
(3)
(106)
(2)
(14)
+0.50%
4
124
2
17
+1.00%
8
264
10
37
Unemployment rate (absolute change)
–1.00%
(4)
(138)
(24)
(23)
–0.50%
(2)
(78)
(13)
(12)
+0.50%
3
84
16
15
+1.00%
5
179
32
31
Real GDP growth (relative change)
–2.00%
7
13
18
11
–1.00%
3
7
9
5
+1.00%
(3)
(7)
(9)
(5)
+2.00%
(5)
(13)
(18)
(10)
House Price Index (relative change)
–5.00%
15
196
88
56
–2.50%
7
92
40
25
+2.50%
(4)
(83)
(35)
(19)
+5.00%
(7)
(157)
(65)
(36)
Equity (S&P500, EuroStoxx, SMI)

(relative change)
–10.00%
4
7
6
5
–5.00%
2
3
3
2
+5.00%
(2)
(4)
(3)
(2)
+10.00%
(4)
(8)
(7)
(5)
Sensitivities

can

be

more

meaningfully

assessed

in

the

context

of

coherent

scenarios

with

consistently

developed
macroeconomic

factors.

The

table

above

outlines

favorable

and

unfavorable

effects,

based

on

reasonably

possible
alternative changes to

the economic conditions

for stage 1 and

stage 2 positions. The

ECL impact

is calculated for

material
portfolios and disclosed for each

scenario.

The forecasting horizon is limited to three years, with a model

-based mean reversion of PD and LGD assumed thereafter.
Changes to these timelines may have

an effect on ECLs: depending

on the cycle, a longer or shorter forecasting horizon
will lead to different annualized lifetime PD and average LGD estimations. This is currently not deemed to be material for
UBS,

as a large proportion

of loans,

including mortgages

in Switzerland, have

maturities that are

within the

forecasting
horizon.
Scenario weights and stage allocation

Potential effect

on stage 1 and stage

2 positions from

changing scenario

weights or moving to

an ECL lifetime

calculation

as of 31 December

2022
Actual ECL
allowances and
provisions,
including staging
(as per Note 9)

Pro forma ECL allowances and provisions,

including staging

and assuming application of 100% scenario weighting

Pro forma ECL
allowances and
provisions,
assuming all
positions being
subject to lifetime
ECL

Scenarios Weighted average 100% Baseline
100% Asset price
inflation
100%
Stagflationary
geopolitical crisis

100% Global crisis

Weighted average
USD m, except where indicated
Segmentation
Private clients with mortgages
(136)
(25)
(13)
(523)
(184)
(473)
Real estate financing
(43)
(26)
(22)
(176)
(30)
(126)
Large corporate clients
(136)
(97)
(84)
(199)
(174)
(235)
SME clients
(86)
(67)
(66)
(162)
(97)
(153)
Other segments
(125)
(114)
(111)
(145)
(153)
(281)
Total
(526)
(329)
(295)
(1,204)
(638)
(1,267)
Scenario weights
ECL is sensitive to changing scenario weights,

in particular if narratives and parameters are

selected that are not close to
the baseline scenario, highlighting

the non-linearity of credit losses.
As

shown

in the

table

above,

the

ECLs

for stage 1

and

stage 2

positions

would

have been

USD
329
m (31

December
2021:

USD
387
m)

instead of

USD
526
m

(31 December

2021:

USD
503
m)

if ECLs

had

been

determined

solely

on

the
baseline scenario
. The weighted-average ECL

therefore amounted

to
160
% (31 December 2021:
130
%) of the baseline
value. The effects of weighting

each of the four scenarios 100%

are shown in the table above.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   314

Note 19

Expected credit loss measurement (continued)

Stage allocation and SICR
The determination

of what

constitutes an

SICR is

based on

management judgment,

as explained

in Note 1a.

Changing
the SICR trigger will have a direct effect on ECLs, as more or fewer positions would be subject to lifetime ECLs under any scenario.

The

relevance of

the

SICR trigger

on

overall ECL

is

demonstrated

in

the table

above with

the

indication that

the

ECL
allowances and provisions

for stage 1 and stage 2 positions

would have been USD
1,267
m, if all non-impaired positions
across the

portfolio had been

measured for

lifetime ECLs irrespective of

their actual SICR

status. This

amount compares
with actual stage 1 and 2

allowances and provisions of USD
526
m as of 31 December 2022.
Maturity profile
The maturity

profile is

an important

driver in

ECLs, in

particular for

transactions

in stage

2.

A transfer

of a

transaction
into stage

2 may

therefore have a

significant effect on ECLs.

The current maturity

profile of most

lending books is relatively
short.

Lending

to large

corporate clients

is generally

between

one

and two

years, with

related loan

commitments up

to four
years. Real estate lending is generally between

two and three years in Switzerland, with long

dated maturities in the US.
Lombard-lending

contracts

typically

have

average

contractual

maturities

of

12

months

or

less,

and

include

callable
features.
A

significant

portion

of

our

lending

to

SMEs

and

Real

estate

financings

is

documented

under

multi-purpose

credit
agreements,

which allow

for various

forms of

utilization

but are

unconditionally cancelable

by UBS

at any

time: a)

for
drawings under such agreements with a fixed maturity, the respective term is applied for ECL calculations, or a maximum
of 12 months in stage

1; b) for unused

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

Note 20

Fair value measurement

a) Valuation principles
All financial and

non-financial assets

and liabilities measured

or disclosed

at fair value

are categorized

into one of

three
fair value hierarchy

levels in

accordance with

International F

inancial Reporting

Standards (IFRS).

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

all significant inputs are, or a

re based on, observable market data; or
–

Level 3 – valuation techniques for which

significant inputs are not

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

UBS applies
valuation

adjustments

at

an

individual

instrument

level,

consistent

with

that

unit

of

account.

However,

if

certain
conditions

are

met, UBS

may estimate

the

fair

value

of

a

portfolio

of

financial assets

and

liabilities

with

substantially
similar and offsetting risk exposures

on the basis of the

net open risks.
›

Refer to Note 20d

for more information

b) Valuation governance
UBS’s

fair

value

measurement

and

model

governance

framework

includes

numerous

controls

and

other

procedural
safeguards

that are

intended

to maximize the

quality of

fair value

measurements

reported

in the

financial statements.
New products

and valuation techniques

must be reviewed

and approved

by key stakeholders

from the risk

and finance
control functions. Responsibility

for the ongoing

measurement of financial

and non

-financial instruments at fair value

is
with the business divisions.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   315

Note 20

Fair value measurement (continued)

Fair

value

estimates

are

validated

by

the

risk

and

finance

control

functions,

which

are

independent

of

the

business
divisions. Independent price verification is performed

by Finance through benchmarking

the business divisions’ fair value
estimates

with

observable

market

prices

and

other

independent

sources.

A

governance

framework

and

associated
controls are

in place

in order

to monitor

the quality

of third

-party pricing

sources

where

used.

For instruments

where
valuation models are used

to determine fair value,

independent valuation and

model control groups

within Finance and
Risk Control evaluate UBS’s models on

a regular basis, including valuation

and model input parameters, as

well as pricing.
As a

result of the

valuation controls

employed, valuation

adjustments may be

made to the

business divisions’

estimates
of fair value to align with independent

market data and the relevant accounting

standard.
›

Refer to Note 20d

for more information

c) Fair value hierarchy
The table

below provides the

fair value hierarchy classification

of financial

and non-financial assets and

liabilities measured
at

fair

value.

The

narrative

that

follows

describes

valuation

techniques

used

in

measuring

their fair

value

of

different
product types

(including

significant valuation

inputs and

assumptions used),

and the factors

considered in

determining
their classification within the fair

value hierarchy.
During 2022, assets and liabilities that were transferred from Level 2 to Level 1, or from Level 1 to Level 2, and were held for the entire reporting period were

not material.

Determination of fair values

from quoted market prices or valuation techniques
1
31.12.22 31.12.21
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at

fair value on a recurring basis
Financial assets at fair value held for trading
96,241
10,138
1,488
107,866
113,697
14,825
2,299
130,821
of which: Equity instruments
83,074
789
126
83,988
97,958
1,090
149
99,197
of which: Government bills / bonds
5,496
950
18
6,464
7,135
1,351
10
8,496
of which: Investment fund units
6,673
596
61
7,330
7,843
1,364
21
9,229
of which: Corporate and municipal bonds
976
6,363
541
7,880
708
7,604
556
8,868
of which: Loans
0
1,179
628
1,807
0
3,099
1,443
4,542
of which: Asset-backed securities
22
261
114
397
53
317
120
489
Derivative financial instruments
769
147,875
1,464
150,108
522
116,479
1,140
118,142
of which: Foreign exchange
575
84,881
2
85,458
255
53,043
7
53,305
of which: Interest rate
0
39,345
460
39,805
0
32,747
494
33,241
of which: Equity / index
1
21,542
653
22,195
0
27,861
384
28,245
of which: Credit
0
719
318
1,038
0
1,179
236
1,414
of which: Commodities
0
1,334
30
1,365
0
1,590
16
1,606
Brokerage receivables
0
17,576
0
17,576
0
21,839
0
21,839
Financial assets at fair value not held for trading
26,572
29,498
3,725
59,796
27,278
28,622
4,180
60,080
of which: Financial assets for unit-linked investment

contracts
13,071
1
0
13,072
21,110
187
6
21,303
of which: Corporate and municipal bonds
35
14,101
230
14,366
123
13,937
306
14,366
of which: Government bills / bonds
13,103
3,638
0
16,741
5,624
3,236
0
8,860
of which: Loans
0
3,602
736
4,337
0
4,982
892
5,874
of which: Securities financing transactions
0
7,590
114
7,704
0
5,704
100
5,804
of which: Auction rate securities
0
0
1,326
1,326
0
0
1,585
1,585
of which: Investment fund units
307
566
190
1,063
338
574
117
1,028
of which: Equity instruments
57
0
792
849
83
2
681
765
Financial assets measured at

fair value through other comprehensive

income on a recurring basis
Financial assets measured at fair value through

other comprehensive income
57
2,182
0
2,239
2,704
6,140
0
8,844
of which: Asset-backed securities
2
0
0
0
0
0
4,849
0
4,849
of which: Government bills / bonds
2
0
26
0
26
2,658
27
0
2,686
of which: Corporate and municipal bonds
57
2,156
0
2,213
45
1,265
0
1,310
Non-financial assets measured at

fair value on a recurring basis
Precious metals and other physical commodities
4,471
0
0
4,471
5,258
0
0
5,258
Non-financial assets measured at

fair value on a non-recurring

basis
Other non-financial assets
3
0
0
110
110
0
0
26
26
Total assets measured

at fair value
128,110
207,269
6,788
342,166
149,459
187,905
7,645
345,010

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   316

Note 20

Fair value measurement (continued)
Determination of fair values

from quoted market prices or valuation techniques

(continued)
1
31.12.22 31.12.21
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value

on a recurring basis
Financial liabilities at fair value held for trading
23,578
5,823
114
29,515
25,413
6,170
105
31,688
of which: Equity instruments
16,521
352
78
16,951
18,328
513
83
18,924
of which: Corporate and municipal bonds
36
4,643
27
4,707
30
4,219
17
4,266
of which: Government bills / bonds
5,880
706
1
6,587
5,883
826
0
6,709
of which: Investment fund units
1,141
84
3
1,229
1,172
555
6
1,733
Derivative financial instruments
640
152,582
1,684
154,906
509
118,558
2,242
121,309
of which: Foreign exchange

587
87,897
24
88,508
258
53,800
21
54,078
of which: Interest rate

0
37,429
116
37,545
0
28,398
278
28,675
of which: Equity / index

0
24,963
1,184
26,148
0
33,438
1,511
34,949
of which: Credit
0
920
279
1,199
0
1,412
341
1,753
of which: Commodities
0
1,309
52
1,361
0
1,503
63
1,566
Financial liabilities designated at

fair value on a recurring basis
Brokerage payables designated at

fair value
0
45,085
0
45,085
0
44,045
0
44,045
Debt issued designated at fair value
0
63,111
10,527
73,638
0
59,606
14,194
73,799
Other financial liabilities designated at fair value
0
29,547
691
30,237
0
29,258
816
30,074
of which: Financial liabilities related to unit-linked

investment contracts
0
13,221
0
13,221
0
21,466
0
21,466
of which: Securities financing transactions
0
15,333
0
15,333
0
6,375
2
6,377
of which: Over-the-counter

debt instruments and other
0
993
691
1,684
0
1,417
814
2,231
Total liabilities measured

at fair value
24,219
296,148
13,015
333,381
25,922
257,637
17,357
300,916
1 Bifurcated embedded derivatives are presented

on the same balance sheet lines as their host contracts and

are not included in this table. The fair

value of these derivatives was not material for the

periods presented.

2 Effective 1 April 2022, a portfolio of

assets previously classified as Financial

assets measured at fair value

through other

comprehensive income was

reclassified to Other financial

assets measured at amortized cost.
Refer to Note 1 for more information.

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

-standard

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

-standard yield
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
within the

industry. Assumptions

and inputs used in

valuation techniques include

benchmark interest rate

curves, credit
and

funding

spreads used

in estimating

discount

rates,

bond

and

equity prices,

equity

index

prices,

foreign

exchange
rates, levels of market volatility and correlation. Refer to Note 20e for more information. The discount curves used by the
Group incorporate the funding

and credit characteristics of the instruments to which

they are applied.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   317

Note 20

Fair value measurement (continued)
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
approach based on rating age

ncy guidelines.
Fair value
hierarchy
–

Instruments with suitably deep

and liquid pricing information are classified as

Level 2.
–

Positions requiring the use of valuation techniques, or for which the price sources have insufficient trading depth, are classified as Level 3.
Investment fund
units
Valuation –

Predominantly exchange

-traded, with readily available quoted prices in liquid

markets.
–

Where market prices are not available,

fair value may be measured using net asset values (NAVs)

.
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

,

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
–

Equity securities less actively traded

will be classified as Level 2 and illiquid

positions as Level 3.
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
Fair value
hierarchy
–

Collateral

funding curves for

these instruments

are generally observable

and, as

a result,

these positions
are classified as Level 2.
–

Where the collateral terms

are non-standard, the funding curve

may be considered unobservable

and these
positions are classified as Level 3.
Brokerage
receivables and
payables
Valuation –

Fair value is determined based on

the value of the underlying balances.
Fair value
hierarchy
–

Due to their on-demand nature,

these receivables and payables are deemed as Level

2.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   318

Note 20

Fair value measurement (continued)
Product
Valuation and

classification in the fair value hierarchy
Financial liabilities
related to unit-
linked investment
contracts
Valuation –

The

fair values

of investment

contract liabilities

are determined

by reference

to the

fair

value of

the
corresponding assets.
Fair value
hierarchy
–

The

liabilities

themselves

are

not actively

traded,

but

are

mainly

referenced

to

instruments

that

are
actively traded and are therefore classified

as Level 2.
Precious metals and
other physical
commodities
Valuation –

Physical assets are valued using the

spot rate observed in the relevant market

.
Fair value
hierarchy
–

Generally traded in active markets

with prices that can

be obtained directly from

these markets, resulting
in classification as Level 1.
Debt issued
designated at fair
value
Valuation –

The risk management

and the valuation

approaches for

these instruments are

closely aligned with

the
equivalent

derivatives

business

and

the

underlying

risk,

and

the

valuation

techniques

used

for

this
component are the same a

s

the relevant valuation techniques described below.
Fair value
hierarchy
–

The observability is closely aligned with

the equivalent derivatives business and the underlying

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

20d,

the fair

value

of

uncollateralized

and
partially

collateralized derivatives

is

then adjusted

by

credit

valuation

adjustments

(CVAs),

debit valuation

adjustments
(DVAs)

and

funding valuation

adjustments (

FVAs),

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
name(s) are

not actively traded

and the

correlation cannot

be directly mapped

to actively traded

tranche
instruments, these contracts are

classified as Level 3.

–

Asset-backed

credit

derivatives

follow

the

characteristics

of

the

underlying

security

and

are

therefore
distributed across Level 2 and

Level 3.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   319

Note 20

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

Level 3 positions are those for which volatility, forward or correlation inputs are not ob

servable.
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

a valuation

technique is always

an estimate of

a fair value

that cannot be

measured with complete

certainty.
As a result, valuations are adjusted

where appropriate and when such factors

would be considered by market participants
in estimating fair value, to reflect close-out costs, credit exposure,

model-driven valuation uncertainty,

funding costs and
benefits, trading restrictions and

other factors.

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

or loss

when pricing

of equivalent

products or

the underlying

parameters becomes

observable or

when
the transaction is closed out.
The table below summarizes the changes

in deferred day-1 profit or loss

reserves during the

respective period.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   320

Note 20

Fair value measurement (continued)

Deferred day-1 profit

or loss reserves
USD m 2022 2021 2020
Reserve balance at the beginning of the

year
418
269
146
Profit / (loss) deferred on new transactions
299
459
362
(Profit) / loss recognized in the income statement
(295)
(308)
(238)
Foreign currency translation
0
(2)
0
Reserve balance at the end of the year
422
418
269
Own credit

Own

credit

risk

is

reflected

in

the

valuation

of

UBS’s

fair

value

option

liabilities

where

this

component

is

considered
relevant for valuation purposes

by UBS’s counterparties and other market participants.
Changes

in the

fair value

of financial

liabilities designated

at fair

value through

profit or

loss related

to own

credit are
recognized

in
Other

comprehensive

income

directly

within
Retained

earnings,

with

no

reclassification

to

the

income
statement

in

future

periods.

This

presentation

does

not

create

or

increase

an

accounting

mismatch

in

the

income
statement, as the Group does

not hedge changes in own

credit.
Own credit is estimated using own credit adjustment (OCA) curves, which incorporate observable market data, including market-observed secondary prices for UBS’s

debt and debt curves of

peers. In the table

below, the change in unrealized
own

credit consists

of changes

in fair

value that

are attributable

to the

change

in UBS’s

credit spreads,

as well

as the
effect of changes

in fair values

attributable to

factors other than

credit spreads,

such as redemptions,

effects from time
decay and

changes

in interest

and

other market

rates.

Realized

own

credit is

recognized

when

an instrument

with an
associated

unrealized

OCA

is

repurchased

prior

to

the

contractual

maturity

date.

Life-to-date

amounts

reflect

the
cumulative unrealized change

since initial recognition.
›

Refer to Note 15

for more information

about debt issued

designated at fair

value

Own credit adjustments on financial

liabilities designated at fair value
Included in Other comprehensive income
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Recognized during the period:
Realized gain / (loss)

1
(14)
2
Unrealized gain / (loss)

866
60
(295)
Total gain / (loss), before

tax
867
46
(293)
USD m 31.12.22 31.12.21 31.12.20
Recognized on the balance sheet

as of the end of the period:
Unrealized life-to-date gain / (loss)

556
(315)
(381)
of which: debt issued designated at fair value
453
(347)
(418)
of which: other financial liabilities designated at

fair value
103
32
36
Credit valuation adjustments
In

order

to

measure

the

fair

value

of

OTC

derivative

instruments,

including

funded

derivative

instruments

that

are
classified as
Financial assets at

fair value not

held for trading,

CVAs are needed to

reflect the credit risk

of the counterparty
inherent

in

these

instruments.

This

amount

represents

the

estimated

fair

value

of

protection

required

to

hedge

the
counterparty credit risk of such

instruments. A CVA

is determined for each counterparty,

considering all exposures

with
that counterparty,

and is dependent

on the expected future value

of exposures, default

probabilities and recovery

rates,
applicable collateral or netting arrangements,

break clauses, funding

spreads, and other contractual factors.

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

cannot be sold or repledged.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   321

Note 20

Fair value measurement (continued)
Debit valuation adjustments
A DVA is estimated to incorporate own credit in the valuation of derivatives where an

FVA is not already recognized. The
DVA calculation

is effectively consistent

with the CVA

framework, being determined

for each counterparty,

considering
all exposures

with that

counterparty

and

taking into

account

collateral

netting

agreements,

expected

future

mark-to-
market movements and UBS’s

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

The bid

–offer

spreads

used

in the

calculation of

this valuation

adjustment

are

obtained

from

market
transactions and other relevant sources

and are updated

periodically.
Uncertainties

associated

with

the

use

of model

-based

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

Balance sheet valuation adjustments

on financial instruments
As of
USD m 31.12.22 31.12.21
Credit valuation adjustments
1
(33)
(44)
Funding valuation adjustments
(50)
(49)
Debit valuation adjustments
4
2
Other valuation adjustments
(839)
(913)
of which: liquidity
(311)
(341)
of which: model uncertainty
(529)
(571)
1 Amounts do not include reserves

against defaulted counterparties.

Other items
In the first half of 2021,

UBS incurred a loss of

USD
861
m as a result of closing out a

significant portfolio of swaps with
a US-based

client of

its prime

brokerage

business and

the unwinding

of related

hedges,

following the

client’s default.
This loss is presented within
Other net income from financial instruments measured

at fair value through

profit or loss
.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   322

Note 20

Fair value measurement (continued)

e)

Level 3 instruments: valuation

techniques and inputs

The table below

presents material

Level 3 assets

and liabilities, together

with the valuation

techniques used

to measure
fair value,

the inputs

used in

a given

valuation technique

that are

considered

significant as

of 31

December 2022

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
Fair value
Significant
unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
31.12.22 31.12.21
USD bn 31.12.22 31.12.21 31.12.22 31.12.21 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value

held for trading and Financial

assets at fair value not held for trading
Corporate and municipal
bonds
0.8
0.9
0.0
0.0
Relative value to
market comparable Bond price equivalent
14
112
85
16
143
98
points
Discounted expected
cash flows Discount margin
412
412
434
434
basis
points
Traded loans, loans
measured at fair value,
loan commitments and
guarantees
1.7
2.8
0.0
0.0
Relative value to
market comparable Loan price equivalent
30
100
97
0
101
99
points
Discounted expected
cash flows Credit spread
200
200
200
175
800
436
basis
points
Market comparable
and securitization
model Credit spread
145
1,350
322
28
1,544
241
basis
points
Auction rate securities
1.3
1.6
Discounted expected
cash flows Credit spread
115
196
144
115
197
153
basis
points
Investment fund units
3
0.3
0.1
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
0.9
0.8
0.1
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
10.5
14.2
Other financial liabilities
designated at fair value
0.7
0.8
Discounted expected
cash flows Funding spread
23
175
24
175
basis
points
Derivative financial instruments
Interest rate
0.5
0.5
0.1
0.3
Option model
Volatility of interest
rates
75
143
65
81
basis
points
Credit
0.3
0.2
0.3
0.3
Discounted expected
cash flows
Credit spreads

9
565
1
583
basis
points
Bond price equivalent
3
277
2
136
points
Equity / index
0.7
0.4
1.2
1.5
Option model Equity dividend yields
0
20
0
11
%
Volatility of equity
stocks, equity and
other indices
4
120
4
98
%
Equity-to-FX
correlation
(29)
84
(29)
76
%
Equity-to-equity
correlation
(25)
100
(25)
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

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   323

Note 20

Fair value measurement (continued)
Significant unobservable inputs in Level

3 positions
This section discusses

the significant

unobservable inputs

used in

the valuation

of Level 3

instruments and

assesses the
potential effect that

a change in

each unobservable input

in isolation

may have

on a fair

value measurement. Relationships
between observable and unobservable

inputs have not been

included in the summary below.

Input Description
Bond price
equivalent
–

Where

market prices are

not available

for a bond,

fair value is

measured by

comparison with

observable pricing data

from
similar instruments.

Factors considered

when selecting

comparable instruments include

credit quality, maturity

and industry
of the issuer.

Fair value may be

measured either by

a direct price

comparison or by conversion

of an instrument price

into a
yield (either as an outright yield

or as a spread to the relevant benchmark rate

).

–

For corporate

and municipal

bonds, the

range represents the

range of prices

from reference issuances

used in

determining
fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100
or

par

relate

to inflation

-linked

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

from active-
market option

prices (referred to

as implied

volatility). A key

feature of

implied volatility is

the volatility “smile”

or “skew,”
which represents the effect of

pricing options of different option strikes at different

implied volatility levels.
–

Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition,

different currencies
may have significantly different

implied volatilities.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   324

Note 20

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

f) Level 3 instruments: sensitivity

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

assumptions
1
31.12.22 31.12.21
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans

measured at fair value, loan

commitments and guarantees
19
(12)
19
(13)
Securities financing transactions
33
(37)
41
(53)
Auction rate securities
46
2
(46)
2
66
(66)
Asset-backed securities
27
(27)
20
(20)
Equity instruments
183
(161)
173
(146)
Interest rate derivatives, net
18
2
(12)
2
29
(19)
Credit derivatives, net
3
(4)
5
(8)
Foreign exchange derivatives,

net
10
(5)
19
(11)
Equity / index derivatives, net
361
(330)
368
(335)
Other
39
2
(62)
2
50
(73)
Total
738
(696)
790
(744)
1 Sensitivity

of issued and over-the

-counter debt instruments

is reported with

the equivalent

derivative or securities

financing instrument.

2 Includes refinements

applied in estimating

valuation uncertainty

across
various parameters.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   325

Note 20

Fair value measurement (continued)

g) Level 3 instruments: movements

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
USD bn
Balance at
the beginning
of the period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance at
the end
of the period
For the twelve months ended

31 December 2022
2
Financial assets at fair value held

for
trading
2.3
(0.3)
(0.3)
0.3
(1.8)
0.5
0.0
0.7
(0.3)
(0.0)
1.5
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.1
(0.0)
(0.0)
0.1
of which: Corporate and municipal
bonds
0.6
(0.0)
(0.0)
0.3
(0.6)
0.0
0.0
0.4
(0.0)
(0.0)
0.5
of which: Loans
1.4
(0.1)
(0.1)
0.0
(1.1)
0.5
0.0
0.0
(0.2)
0.0
0.6
Derivative financial instruments –
assets
1.1
0.6
0.3
0.0
0.0
0.4
(0.7)
0.1
(0.0)
(0.0)
1.5
of which: Interest rate
0.5
0.3
0.3
0.0
0.0
0.0
(0.2)
0.0
(0.1)
(0.0)
0.5
of which: Equity / index
0.4
0.2
0.1
0.0
0.0
0.4
(0.3)
0.1
(0.0)
(0.0)
0.7
of which: Credit
0.2
0.1
(0.1)
0.0
0.0
0.0
(0.2)
0.0
0.1
0.0
0.3
Financial assets at fair value not

held
for trading
4.2
0.1
0.1
0.7
(1.2)
0.1
(0.0)
0.2
(0.3)
(0.0)
3.7
of which: Loans
0.9
(0.0)
(0.0)
0.4
(0.4)
0.1
0.0
0.1
(0.3)
(0.0)
0.7
of which: Auction rate securities
1.6
0.1
0.0
0.0
(0.3)
0.0
0.0
0.0
0.0
0.0
1.3
of which: Equity instruments
0.7
0.0
0.0
0.1
(0.1)
0.0
0.0
0.1
0.0
(0.0)
0.8
Derivative financial instruments –
liabilities
2.2
(0.8)
(0.4)
0.0
0.0
1.1
(0.9)
0.3
(0.2)
(0.1)
1.7
of which: Interest rate
0.3
(0.3)
(0.0)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.1
of which: Equity / index
1.5
(0.4)
(0.3)
0.0
0.0
0.8
(0.7)
0.1
(0.2)
(0.0)
1.2
of which: Credit
0.3
(0.1)
(0.0)
0.0
0.0
0.1
(0.1)
0.1
(0.0)
(0.0)
0.3
Debt issued designated at fair value
3
14.2
(2.2)
(1.8)
0.0
0.0
4.7
(3.1)
0.7
(3.4)
(0.3)
10.5
Other financial liabilities designated at
fair value
0.8
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
(0.0)
(0.0)
0.7

For the twelve months ended

31 December 2021
Financial assets at fair value held

for
trading
2.3
(0.0)
(0.1)
0.3
(1.6)
1.2
0.0
0.3
(0.3)
(0.0)
2.3
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.0
of which: Corporate and municipal
bonds
0.8
0.0
(0.0)
0.2
(0.4)
0.0
0.0
0.0
(0.1)
(0.0)
0.6
of which: Loans
1.1
0.0
(0.0)
0.0
(0.8)
1.2
0.0
0.0
(0.2)
0.0
1.4
Derivative financial instruments –
assets
1.8
(0.2)
(0.1)
0.0
0.0
0.5
(0.7)
0.1
(0.3)
(0.0)
1.1
of which: Interest rate
0.5
0.1
0.1
0.0
0.0
0.1
(0.2)
0.0
(0.1)
(0.0)
0.5
of which: Equity / index
0.9
(0.1)
(0.1)
0.0
0.0
0.3
(0.4)
0.0
(0.2)
(0.0)
0.4
of which: Credit
0.3
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
(0.0)
0.0
0.2
Financial assets at fair value not

held
for trading
3.9
0.1
0.1
1.0
(0.6)
0.0
0.0
0.1
(0.3)
(0.0)
4.2
of which: Loans
0.9
(0.0)
0.0
0.6
(0.3)
0.0
0.0
0.0
(0.3)
(0.0)
0.9
of which: Auction rate securities
1.5
0.1
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
of which: Equity instruments
0.5
0.1
0.1
0.1
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
0.7
Derivative financial instruments –
liabilities
3.5
0.2
(0.0)
0.0
0.0
0.9
(1.8)
0.0
(0.5)
(0.0)
2.2
of which: Interest rate
0.5
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
(0.0)
(0.0)
0.3
of which: Equity / index
2.3
0.3
0.1
0.0
0.0
0.8
(1.5)
0.0
(0.4)
(0.0)
1.5
of which: Credit
0.5
(0.1)
(0.1)
0.0
0.0
0.0
(0.0)
0.0
(0.1)
(0.0)
0.3
Debt issued designated at fair value
11.0
0.7
0.6
0.0
0.0
8.0
(4.2)
0.2
(1.2)
(0.2)
14.2
Other financial liabilities designated at
fair value
0.7
0.0
0.0
0.0
0.0
0.4
(0.2)
0.0
(0.0)
(0.0)
0.8
1 Net gains / losses included in comprehensive

income are recognized in Net interest

income and Other net income

from financial instruments

measured at fair value through profit

or loss in the Income statement,

and
also in

Gains /

(losses) from

own credit

on financial

liabilities

designated at

fair value,

before tax

in the

Statement

of comprehensive

income.

2 Total

Level 3

assets as

of 31 December

2022

were USD
6.8
bn
(31 December 2021:

USD
7.6
bn). Total Level

3 liabilities

as of 31 December

2022 were

USD
13.0
bn (31 December

2021: USD
17.4
bn).

3 Of the

USD
2.2
bn in net gains

/ losses

that is included

in comprehensive
income, USD
1.7
bn is recognized

in the Income

statement and

USD
0.5
bn is recognized

in the Statement

of comprehensive

income in

Gains / (losses)

from own credit

on financial liabilities

designated at fair

value,
before tax.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   326

Note 20

Fair value measurement (continued)

h) Maximum exposure to credit risk

for financial instruments measured

at fair value
The tables

below provide

the Group’s

maximum exposure

to credit risk

for financial

instruments measured

at fair value
and

the

respective

collateral

and

other

credit

enhancements

mitigating

credit

risk

for

these

classes

of

financial
instruments.

The maximum exposure

to credit risk

includes the

carrying amounts

of financial instruments

recognized on

the balance
sheet subject to credit risk

and the notional amounts for off-balance sheet arrangements. Where information is available, collateral is presented at fair

value. For other collateral,

such as real estate,

a reasonable alternative

value is used. Credit
enhancements,

such

as

credit

derivative

contracts

and

guarantees,

are

included

at

their

notional

amounts.

Both

are
capped

at the

maximum exposure

to credit

risk for

which they

serve as

security. The

“Risk

management and

control”
section of this

report describes

management’s view

of credit

risk and

the related exposures,

which can differ

in certain
respects from the requirements of IFRS.

Maximum exposure to credit

risk

31.12.22
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

fair value on the balance

sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
16.5

16.5
Derivative financial instruments
4
150.1
5.9
133.5
10.7
Brokerage receivables
17.6
17.3
0.3
Financial assets at fair value not

held for trading – debt instruments
5
44.8
11.4
33.4
Total financial assets

measured at fair value
229.0
0.0
34.6
0.0
0.0
133.5
0.0
0.0
61.0
Guarantees
6
0.2
0.2
0.0
31.12.21
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

fair value on the balance

sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
22.4

22.4
Derivative financial instruments
4
118.1
4.2
103.2
10.7
Brokerage receivables
21.8
21.6
0.2
Financial assets at fair value not

held for trading – debt instruments
5
37.0
11.2
25.7
Total financial assets

measured at fair value
199.4
0.0
37.1
0.0
0.0
103.2
0.0
0.0
59.1
Guarantees
6
0.2
0.2
0.0
1 The maximum exposure

to loss is generally

equal to the carrying amount

and subject to change

over time with market

movements.

2 These positions

are generally managed under the

market risk framework.

For
the purpose of this

disclosure, collateral

and credit enhancements

were not considered.

3 Does not include

investment fund

units.

4 The

amount shown in the

“Netting” column

represents the

netting potential
not recognized on the balance

sheet. Refer to Note

21 for more information.

5 Financial assets

at fair value not

held for trading collateralized

by securities consisted

of structured loans and reverse

repurchase and
securities borrowing agreements.

6 The amount

shown in the “Guarantees”

column largely relates to

sub-participations.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   327

Note 20

Fair value measurement (continued)

i) Financial instruments not measured

at fair value
The table below provides

the estimated fair values of financial instruments

not measured

at fair value.

Financial instruments not measured

at fair value
31.12.22 31.12.21
Carrying
amount Fair value
Carrying
amount Fair value
USD bn Total
Carrying
amount
approximates
fair value
1
Level

1
Level 2 Level 3 Total Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total
Assets
Cash and balances at central banks
169.4
169.4
0.1
0.0
0.0
169.4
192.8
192.7
0.1
0.0
0.0
192.8
Loans and advances to banks
14.8
14.0
0.0
0.7
0.0
14.8
15.5
14.8
0.0
0.7
0.0
15.5
Receivables from securities financing
transactions measured at amortized cost
67.8
64.3
0.0
1.8
1.7
67.8
75.0
71.6
0.0
1.3
2.1
75.0
Cash collateral receivables on derivative
instruments
35.0
35.0
0.0
0.0
0.0
35.0
30.5
30.5
0.0
0.0
0.0
30.5
Loans and advances to customers
387.2
134.3
0.0
45.9
194.7
374.9
397.8
163.1
0.0
43.8
190.1
396.9
Other financial assets measured at amortized
cost
2
53.3
12.9
10.3
25.1
2.5
50.8
26.2
4.1
9.3
10.7
2.4
26.5
Liabilities
Amounts due to banks
11.6
8.9
0.0
2.7
0.0
11.6
13.1
9.1
0.0
4.0
0.0
13.1
Payables from securities financing
transactions measured at amortized cost
4.2
3.5
0.0
0.7
0.0
4.2
5.5
4.1
0.0
1.5
0.0
5.5
Cash collateral payables on derivative
instruments
36.4
36.4
0.0
0.0
0.0
36.4
31.8
31.8
0.0
0.0
0.0
31.8
Customer deposits
525.1
491.3
0.0
33.6
0.0
524.8
542.0
535.4
0.0
6.6
0.0
542.0
Debt issued measured at amortized cost
114.6
15.4
0.0
98.1
0.0
113.5
139.2
15.8
0.0
125.3
0.0
141.1
Other financial liabilities measured at
amortized cost
3
6.2
6.2
0.0
0.0
0.0
6.2
5.4
5.4
0.0
0.0
0.0
5.4
1 Includes certain financial instruments

where the carrying amount

is a reasonable approximation

of the fair value

due to the instruments’

short-term nature (instruments

that are receivable

or payable on demand,

or
with a remaining maturity (excluding the effects

of callable features) of three months or less).

2 Effective 1 April 2022, a portfolio of assets

previously classified as Financial assets measured at

fair value through other
comprehensive income was

reclassified to Other financial

assets measured at amortized

cost. Refer to Note 1 for information.

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

estimate of fair value.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   328

Note 21

Offsetting financial assets and financial

liabilities
UBS enters into netting

agreements with

counterparties to manage

the credit risks

associated primarily

with repurchase
and

reverse

repurchase

transactions,

securities

borrowing

and

lending,

over-the-counter

derivatives,

and

exchange-
traded

derivatives.

These

netting

agreements

and

similar

arrangements

generally

enable

the

counterparties

to

set

off
liabilities against available assets received

in the ordinary course

of business and

/ or in the event that the counterparties
to the transaction are unable

to fulfill their contractual obligations.

The tables

below provide

a summary of financial

assets and

financial liabilities

subject to

offsetting, enforceable

master
netting

arrangements

and

similar

agreements,

as

well

as

financial

collateral

received

or

pledged

to

mitigate

credit
exposures for these financial instruments

.

The

Group

engages

in

a

variety of

counterparty

credit

risk

mitigation

strategies

in

addition

to

netting

and

collateral
arrangements. Therefore,

the net amounts presented

in the tables below

do not purport

to represent their actual

credit
risk exposure.

Financial assets subject to offsetting, enforceable

master netting arrangements and

similar agreements
Assets subject to netting

arrangements

Netting recognized on the balance sheet
Netting potential not recognized on
the balance sheet
3
Assets not
subject to netting
arrangements
4
Total assets
As of 31.12.22, USD bn
Gross assets
before netting
Netting with

gross liabilities
2
Net assets
recognized
on the
balance

sheet
Financial
liabilities
Collateral
received
Assets after
consideration
of
netting
potential
Assets
recognized
on the
balance

sheet
Total assets
after
consideration
of netting

potential
Total assets
recognized

on the

balance
sheet
Receivables from securities financing
transactions measured at amortized cost
60.8
(11.1)
49.6
(3.0)
(46.4)
0.3
18.2
18.5
67.8
Derivative financial instruments

147.4
(2.5)
144.9
(110.9)
(28.5)
5.5
5.2
10.7
150.1
Cash collateral receivables on

derivative instruments
1
33.5
0.0
33.5
(20.9)
(1.9)
10.6
1.5
12.1
35.0
Financial assets at fair value

not held for trading
85.6
(76.8)
8.7
(1.5)
(7.3)
0.0
51.0
51.0
59.8
of which: reverse

repurchase agreements
84.4
(76.8)
7.6
(1.5)
(6.1)
0.0
0.1
0.1
7.7
Total assets
327.2
(90.4)
236.8
(136.3)
(84.1)
16.4
76.0
92.3
312.8
As of 31.12.21, USD bn
Receivables from securities financing
transactions measured at amortized cost
67.7
(13.8)
53.9
(2.9)
(51.0)
0.0
21.1
21.1
75.0
Derivative financial instruments

116.0
(3.6)
112.4
(88.9)
(18.5)
5.0
5.7
10.7
118.1
Cash collateral receivables on

derivative instruments
1
29.4
0.0
29.4
(15.2)
(3.3)
11.0
1.1
12.1
30.5
Financial assets at fair value

not held for trading
93.1
(87.6)
5.5
(1.1)
(4.4)
0.0
54.6
54.6
60.1
of which: reverse

repurchase agreements
93.1
(87.6)
5.5
(1.1)
(4.4)
0.0
0.3
0.3
5.8
Total assets
306.2
(105.0)
201.2
(108.1)
(77.2)
15.9
82.6
98.5
283.7
1 The net

amount of

Cash collateral

receivables

on derivative

instruments recognized

on the balance

sheet includes

certain OTC

derivatives that

are net

settled on a

daily basis either

legally or in

substance under
IAS 32 principles and

exchange-traded

derivatives that

are economically

settled on a daily

basis.

2 The logic

of the table

results in amounts

presented in

the “Netting with

gross liabilities”

column corresponding
directly to the amounts

presented in the “Netting

with gross assets” column

in the liabilities table

presented below.

Netting in this column

for reverse repurchase

agreements presented

within the lines “Receivables
from securities financing

transactions

measured at amortized

cost” and

“Financial assets

at fair value

not held for

trading”

taken together

corresponds

to the amounts

presented for

repurchase agreements

in the
“Payables from securities financing transactions

measured at amortized cost” and “Other financial

liabilities designated at fair value” lines in

the liabilities table presented below.

3 For the purpose of this disclosure,
the amounts of financial instruments

and cash collateral presented

have been capped so as not to exceed

the net amount of fin

ancial assets presented on the balance

sheet; i.e., over-collateralization,

where it exists,
is not reflected in the table.

4 Includes assets not subject

to enforceable netting

arrangements and other

out-of-scope items.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   329

Note 21

Offsetting financial assets and financial

liabilities (continued)

Financial liabilities subject to offsetting,

enforceable master netting

arrangements and similar agreements
Liabilities subject to netting

arrangements

Netting recognized on the balance sheet
Netting potential not recognized

on the balance sheet
3
Liabilities not
subject

to netting

arrangements
4
Total liabilities
As of 31.12.22, USD bn
Gross
liabilities
before
netting
Netting with

gross assets
2
Net

liabilities
recognized
on the
balance
sheet
Financial
assets
Collateral
pledged
Liabilities
after
consideration

of netting
potential
Liabilities
recognized
on the
balance

sheet
Total

liabilities

after
consideration
of netting
potential
Total

liabilities
recognized
on the
balance

sheet
Payables from securities financing
transactions measured at amortized cost
14.1
(11.1)
3.0
(1.3)
(1.8)
0.0
1.2
1.2
4.2
Derivative financial instruments

150.3
(2.5)
147.8
(110.9)
(26.2)
10.7
7.1
17.8
154.9
Cash collateral payables on

derivative instruments
1
34.9
0.0
34.9
(20.0)
(1.9)
13.0
1.6
14.5
36.4
Other financial liabilities

designated at fair value
92.5
(76.9)
15.6
(3.2)
(12.4)
0.0
14.6
14.6
30.2
of which: repurchase agreements
92.1
(76.9)
15.3
(3.2)
(12.1)
0.0
0.1
0.1
15.3
Total liabilities
291.7
(90.4)
201.3
(135.3)
(42.3)
23.7
24.5
48.1
225.8
As of 31.12.21, USD bn
Payables from securities financing
transactions measured at amortized cost
16.9
(12.8)
4.1
(1.8)
(2.3)
0.0
1.4
1.4
5.5
Derivative financial instruments

118.4
(3.6)
114.9
(88.9)
(18.1)
7.9
6.4
14.3
121.3
Cash collateral payables on

derivative instruments
1
30.4
0.0
30.4
(13.1)
(3.3)
14.0
1.4
15.4
31.8
Other financial liabilities

designated at fair value
94.8
(88.6)
6.2
(2.2)
(3.8)
0.2
23.9
24.1
30.1
of which: repurchase agreements
94.6
(88.6)
6.0
(2.2)
(3.8)
0.0
0.4
0.4
6.4
Total liabilities
260.6
(105.0)
155.6
(106.0)
(27.5)
22.1
33.1
55.2
188.7
1 The net amount of Cash collateral

payables on derivative instruments

recognized on the balance sheet

includes certain OTC

derivatives that are net settled

on a daily basis either legally or in substance

under IAS 32
principles and exchange-traded derivativ

es that are economically settled on a daily basis.

2 The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding to the amounts
presented in the “Netting with gross liabilities” column in the assets table presented above. Netting in this column for repurchase agreements presented within the lines “Payables from securities financing transactions
measured at amortized

cost” and

“Other financial

liabilities designated

at fair

value” taken

together corresponds

to the

amounts presented

for reverse

repurchase agreements

in the “Receivables

from securities
financing transactions

measured at amortized cost”

and “Financial assets

at fair value

not held for trading”

lines in the

assets table presented

above.

3 For the purpose

of this disclosure,

the amounts of financial
instruments and cash collateral

presented have been capped

so as not to exceed the

net amount of financial liabilities

presented on the balance

sheet; i.e., over-collateralization,

where it exists, is

not reflected in the
table.

4 Includes liabilities

not subject to enforceable netting

arrangements and

other out-of-scope items.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   330

Note 22

Restricted and transferred financial

assets
This Note

provides

information about

restricted financial

assets (Note

22a),

transfers of

financial assets

(Note

22b

and
22c) and financial assets that are

received as collateral with the right

to resell or repledge

these assets (Note 22d).

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

the cash
received as

collateral may

be more

or less

than the

fair value

of the

securities loaned,

depending on

the nature

of the
transaction.

For repurchase agreements, the fair

value of the

collateral sold under an

agreement to repurchase is

generally
in excess

of

the cash

borrowed.

Pledged

mortgage loans

serve as

collateral

for existing

liabilities against

Swiss

central
mortgage institutions

and for

existing covered

bond

issuances of

USD
8,962
m as of

31 December

2022

(31 December
2021: USD
10,843
m).
Other restricted financial assets

include assets protected under client

asset segregation rules, assets held

under unit-linked
investment contracts to back related liabilities to the policy holders and assets held in certain jurisdictions to comply with
explicit minimum local asset maintenance requirements. The carrying amount of the liabilities associated with these

other
restricted financial

assets

is generally

equal

to the

carrying

amount

of the

assets, with

the exception

of assets

held

to
comply with local asset maintenance requirements,

for which the associated liabilities

are greater.

Restricted financial assets

USD m 31.12.22 31.12.21
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Financial assets pledged as collateral
Financial assets at fair value held for trading
57,377
36,742
63,725
43,397
Loans and advances to customers
1
15,195
18,160
Financial assets at fair value not held for trading
1,509
1,220
961
961
Debt securities classified as Other financial assets measured at amortized cost
3,432
2,685
2,234
1,870
Total financial assets pledged

as collateral
77,513
85,079
Other restricted financial assets
Loans and advances to banks
3,689
3,408
Financial assets at fair value held for trading
162
392
Cash collateral receivables on derivative

instruments
5,155
4,747
Loans and advances to customers
1,127
1,237
Financial assets at fair value not held for trading
14,478
22,765
Financial assets measured at fair value through

other comprehensive income
1,842
894
Other
859
97
Total other restricted

financial assets

27,312
33,540
Total financial assets pledged

and other restricted financial assets
2
104,825
118,619
1 Mainly related to mortgage

loans that serve

as collateral for existing

liabilities toward

Swiss central mortgage

institutions and for existing

covered bond issuances.

Of these pledged

mortgage loans,

approximately
USD
3.1
bn as

of 31 December

2022 (31

December 2021:

approximately

USD
2.7
bn) could

be withdrawn

or used for

future liabilities

or covered bond

issuances without

breaching existing

collateral requirements.

2 Does not include assets placed

with central banks related

to undrawn credit lines

and for payment, clearing

and settlement purposes

(31 December 2022:

USD
5.9
bn; 31 December 2021:

USD
4.4
bn).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   331

Note 22

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

USD m 31.12.22 31.12.21
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Financial assets at fair value held for trading that

may be sold or repledged by counterparties
36,742
16,470
43,397
17,687
relating to securities lending and repurchase agreements in exchange for cash received
16,756
16,470
17,970
17,687
relating to securities lending agreements in exchange for

securities received
18,908
24,146
relating to other financial asset transfers
1,078
1,281
Financial assets at fair value not held for trading

that may be sold or repledged

by
counterparties
1,220
1,050
961
898
Debt securities classified as Other financial assets measured at amortized cost that may be
sold or repledged by counterparties
2,685
2,302
1,870
1,725
Total financial assets transferred
40,647
19,822
46,227
20,311

Transactions

in which

financial assets

are transferred,

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
As of 31 December 2022,

approximately
45
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

in full but remain on the balance

sheet to the extent of
the Group’s continuing involvement were

not material as of 31 December

2022 and as of 31

December 2021.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   332

Note 22

Restricted and transferred financial

assets (continued)

c) Transferred financial assets that

are derecognized in their entirety

with continuing involvement
Continuing involvement

in a transferred

and fully derecognized

financial asset may result

from contractual provisions

in
the particular transfer

agreement or

from a separate

agreement, with

the counterparty

or a

third party,

entered into

in
connection with the transfer.

The fair value and carrying amount of UBS’s

continuing involvement from transferred positions

as of 31 December 2022
and 31 December 2021 was not material. Life-to-date losses

reported in prior periods primarily relate

to legacy positions
in securitization vehicles that have been

fully marked down, with no

remaining exposure to loss.

d) Off-balance sheet assets received
The table below presents assets received from third parties

that can be sold or repledged and that are not recognized on the balance sheet, but that are held

as collateral, including

amounts that have been sold or repledged.

Off-balance sheet assets received
USD m 31.12.22 31.12.21
Fair value of assets received that can

be sold or repledged
434,023
497,828
received as collateral under reverse repurchase,

securities borrowing

and lending arrangements, derivative and

other transactions

1
418,847
483,426
received in unsecured borrowings
15,175
14,402
Thereof sold or repledged

2
331,805
367,440
in connection with financing activities
288,752
319,176
to satisfy commitments under short sale transactions
29,515
31,688
in connection with derivative and other

transactions

1
13,538
16,575
1 Includes securities received as

initial margin from its clients

that UBS is required to remit

to central counterparties,

brokers and deposit

banks through its exchange

-traded derivative

clearing and execution

services.

2 Does not include off-balance

sheet securities (31 December

2022: USD
9.9
bn; 31 December 2021:

USD
12.7
bn) placed with central

banks related to undrawn

credit lines and for

payment, clearing and

settlement
purposes for which there are no associated

liabilities or contingent liabilities.

Note 23

Maturity analysis of assets and liabilities

a) Maturity analysis of carrying

amounts of assets and liabilities
The table

below

provides

an analysis

of carrying

amounts

of balance

sheet assets

and

liabilities, as

well as

off-balance
sheet

exposures

by

residual

contractual

maturity

as

of

the

reporting

date.

The

residual

contractual maturity

of

assets
includes the

effect of callable features.

The residual

contractual maturity of liabilities

and off-balance

sheet exposures

is
based on the earliest date on

which a third party could require

UBS to pay.
Derivative financial instruments

and financial assets

and liabilities at

fair value held

for trading are

presented in

the
Due
within 1 month

column;

however, the respective contractual maturities may

extend over significantly longer

periods.
Assets held to hedge unit-linked investment contracts (presented within
Financial assets at fair value not held for

trading
)
are

presented

in

the
Due

within 1

month

column,

consistent

with

the

maturity assigned

to

the related

amounts

due
under unit-linked investment contracts (presented

within
Other financial liabilities designated

at fair value
).
Other financial assets and liabilities with no contractual maturity, such as equity securities, are presented in the
Perpetual
/ Not applicable

column.

Undated or perpetual instruments are classified based on the contractual notice period that the
counterparty

of

the

instrument

is

entitled

to

give.

Where

there

is no

contractual notice

period,

undated

or

perpetual
contracts are presented in

the
Perpetual / Not applicable

column.
Non-financial assets

and liabilities

with no

contractual maturity

are generally

included

in the
Perpetual /

Not applicable

column.
Loan commitments are classified based

on the earliest date they can be drawn

down.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   333

Note 23

Maturity analysis of assets and liabilities

(continued)
31.12.22
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at

amortized cost
1
422.6
28.7
34.4
78.7
70.4
92.7
727.6
Loans and advances to customers
139.4
16.3
28.3
74.9
55.5
72.9
387.2
Total financial assets measured at fair value through

profit or
loss
300.2
10.0
7.8
3.6
9.9
2.0
1.9
335.3
Financial assets at fair value not held for trading
24.6
10.0
7.8
3.6
9.9
2.0
1.9
59.8
Financial assets measured at fair value through

other
comprehensive income
1
0.3
0.9
0.9
0.1
0.0
0.0
2.2
Total non-financial assets
7.6
0.2
2.0
0.4
29.0
39.2
Total assets
730.7
39.6
43.4
82.4
82.3
95.1
31.0
1,104.4
Liabilities
Total financial liabilities measured at amortized

cost
521.9
40.0
49.6
20.5
35.1
23.4
11.1
701.5
Customer deposits
463.0
28.3
23.8
7.5
2.2
0.3
525.1
Debt issued measured at amortized cost
6.6
8.8
23.3
11.9
31.1
21.9
11.1
114.6
of which: non-subordinated fixed rate debt
3.1
4.0
13.2
7.6
28.4
21.9
78.1
of which: non-subordinated floating rate debt
1.5
4.8
10.1
1.9
2.2
0.0
20.5
of which: subordinated fixed-rate debt
2.0
2.4
0.5
11.1
16.0
Total financial liabilities measured at fair value

through
profit or loss
2
265.9
13.8
16.3
19.6
7.3
10.5
333.4
Debt issued designated at fair value
9.3
12.3
15.9
19.3
6.9
10.0
73.6
of which: non-subordinated fixed rate debt
0.5
2.3
5.6
3.6
2.0
3.4
17.4
of which: non-subordinated floating rate debt
8.8
10.0
10.3
15.7
4.9
6.6
56.2
Total non-financial liabilities
7.2
3.0
2.1
12.3
Total liabilities

795.1
56.7
65.9
40.1
42.4
33.9
13.2
1,047.1
Guarantees, loan commitments

and forward starting transactions
3
Loan commitments
39.3
0.3
0.4
0.0
40.0
Guarantees

22.4
22.4
Forward starting transactions,

reverse repurchase and
securities borrowing agreements
3.8
3.8
Total
65.4
0.3
0.4
0.0
66.2

31.12.21
USD bn
Due within
1 month
Due between
1 and 3
months
Due between
3 and 12
months
Due between
1 and 2 years
Due between
2 and 5 years
Due over
5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized

cost
453.7
45.9
43.1
53.7
64.1
77.3
737.8
Loans and advances to customers
157.2
28.7
37.2
49.6
54.9
70.1

397.8
Total financial assets measured at fair value through

profit or
loss
300.5
5.8
8.1
5.2
7.1
2.5
1.8
330.9
Financial assets at fair value not held for trading
29.7
5.8
8.1
5.2
7.1
2.5
1.8
60.1
Financial assets measured at fair value through

other
comprehensive income
0.1
0.4
0.7
0.1
0.4
7.1
8.8
Total non-financial assets
7.7
0.5
0.1
0.2
1.4
0.3
29.4
39.7
Total assets
761.9
52.6
52.0
59.2
73.0
87.2
31.2
1,117.2
Liabilities
Total financial liabilities measured at amortized

cost
581.6
20.1
48.4
17.0
35.6
24.4
13.5
740.6
Customer deposits
530.1
5.2
3.2
1.6
1.5
0.3
542.0
Debt issued measured at amortized cost
3.7
12.1
39.8
14.9
32.5
22.7
13.5
139.2
of which: non-subordinated fixed rate debt
3.7
10.8
28.8
10.6
26.0
22.7
102.6
of which: non-subordinated floating rate debt
1.3
9.0
4.3
3.3
17.9
of which: subordinated fixed-rate debt
2.0
3.1
13.5
18.6
Total financial liabilities measured at fair value

through
profit or loss
2
237.7
12.0
14.7
18.8
5.6
12.2
300.9
Debt issued designated at fair value
12.5
11.6
14.1
18.6
5.4
11.5
73.8
of which: non-subordinated fixed rate debt
0.8
1.2
2.9
1.2
1.3
4.8
12.2
of which: non-subordinated floating rate debt
11.7
10.3
11.2
17.4
4.2
6.8
61.6
Total non-financial liabilities
9.3
3.0
2.4
14.7
Total liabilities

828.6
35.1
63.0
35.8
41.2
36.6
15.9
1,056.2
Guarantees, loan commitments

and forward starting transactions
3
Loan commitments
38.3
0.5
0.7
0.0
39.5
Guarantees
21.2
21.2
Forward starting transactions,

reverse repurchase and
securities borrowing agreements
1.4
1.4
Total
60.9
0.5
0.7
0.0
0.0
0.0
0.0
62.1
1 Effective 1 April 2022, a

portfolio of assets previously

classified as Financial

assets measured at fair

value through other

comprehensive income

was reclassified to Other

financial assets measured at

amortized cost.
Refer to Note

1b for more information.

2 As of

31 December 2022

and 31 December 2021,

the contractual

redemption amount

at maturity

of debt issued

designated at fair

value through

profit or loss

and other
financial liabilities measured at fair value through

profit or loss was not materially different from the carrying amount.

3 The notional amounts associated

with derivative loan commitments,

as well as forward starting
repurchase and reverse

repurchase agreements,

measured at fair

value through

profit or loss

are presented

together with

notional amounts

related to

derivative instruments

and have been

excluded from

the table
above. Refer to Note 10

for more information.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   334

Note 23

Maturity analysis of assets and liabilities

(continued)

b) Maturity analysis of financial

liabilities on an undiscounted basis
The table below

provides an

analysis of financial

liabilities on

an undiscounted

basis, including

all cash flows

relating to
principal and

future interest

payments. The

residual

contractual maturities

for non

-derivative and

non-trading financial
liabilities are

based

on

the earliest

date on

which UBS

could be

contractually required

to pay.

Derivative positions

and
trading liabilities,

predominantly

made up

of short

sale transactions,

are presented

in the
Due within

1 month

column
,

as this provides a conservative reflection

of the nature of these trading

activities. The residual contractual maturities may
extend over significantly longer periods.

31.12.22
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized

on balance sheet
1
Amounts due to banks
6.3
2.6
1.9
0.3
0.6
0.0
11.7
Payables from securities financing

transactions
3.3
0.3
0.4
0.3
4.4
Cash collateral payables on derivative instruments
36.4
36.4
Customer deposits
463.1
28.5
24.5
8.0
2.4
0.3
526.9
Debt issued measured at amortized cost
2
6.8
9.4
24.8
14.4
37.9
28.0
11.9
133.4
Other financial liabilities measured at amortized cost
4.7
0.1
0.5
0.5
1.3
1.4
8.5

of which: lease liabilities
0.1
0.1
0.5
0.5
1.3
1.4
3.8
Total financial liabilities measured

at amortized cost
520.7
40.9
52.1
23.6
42.3
29.7
11.9
721.2
Financial liabilities at fair value held for trading
3, 4
29.5
29.5
Derivative financial instruments
3, 5
154.9
154.9
Brokerage payables designated at

fair value
45.1
45.1
Debt issued designated at fair value
6
9.4
12.4
16.1
19.7
7.1
18.8
83.4
Other financial liabilities designated at fair value
27.1
1.4
0.4
0.4
0.5
0.8
30.6
Total financial liabilities measured

at fair value through
profit or loss
266.0
13.8
16.4
20.0
7.6
19.6
343.5
Total
786.8
54.7
68.6
43.6
49.8
49.3
11.9
1,064.7
Guarantees, commitments

and forward starting transactions
Loan commitments
7
39.3
0.3
0.4
0.0
40.0
Guarantees
22.4
22.4
Forward starting transactions,

reverse repurchase and
securities borrowing agreements
7
3.8
3.8
Total
65.4
0.3
0.4
0.0
66.2

31.12.21
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized

on balance sheet
1
Amounts due to banks
6.7
2.4
3.5
0.0
0.5
13.1
Payables from securities financing

transactions
3.8
0.3
1.6
0.0
5.7
Cash collateral payables on derivative instruments
31.8
31.8
Customer deposits
530.1
5.2
3.3
1.7
1.5
0.4
542.3
Debt issued measured at amortized cost
2
4.0
12.7
41.1
16.7
36.9
24.3
13.3
148.9
Other financial liabilities measured at amortized cost
4.5
0.1
0.5
0.6
1.3
1.6
8.4

of which: lease liabilities
0.1
0.1
0.5
0.6
1.3
1.6
4.0
Total financial liabilities measured

at amortized cost
580.9
20.8
49.9
19.0
40.3
26.2
13.3
750.2
Financial liabilities at fair value held for trading
3,4
31.7
31.7
Derivative financial instruments
3,5
121.3
121.3
Brokerage payables designated at

fair value
44.0
44.0
Debt issued designated at fair value
6
13.8
11.5
13.5
18.8
5.7
18.5
81.9
Other financial liabilities designated at fair value
28.1
0.4
0.5
0.2
0.2
1.1
30.5
Total financial liabilities measured

at fair value through
profit or loss
239.0
11.9
14.0
19.0
5.9
19.6
309.4
Total
819.8
32.7
63.9
38.0
46.1
45.9
13.3
1,059.6
Guarantees, commitments

and forward starting transactions
Loan commitments
7
38.3
0.5
0.7
0.0
39.5
Guarantees
21.2
21.2
Forward starting transactions,

reverse repurchase
and securities borrowing agreements
7
1.4
1.4
Total
60.9
0.5
0.7
0.0
62.1
1 Except for financial

liabilities at

fair value held

for trading

and derivative

financial instruments

(see footnote

3), the amounts

presented generally

represent undiscounted cash

flows of future

interest and

principal
payments.

2 The time-

bucket Perpetual

/ Not applicable

includes perpetual loss

-absorbing additional

tier 1 capital instruments.

3 Carrying amount is

fair value. Management

believes that this

best represents the
cash flows that would have to be paid if these positions

had to be settled or closed out.

4 Contractual maturities of financial

liabilities at fair value held for trading

are: USD
27.8
bn due within 1 month (31 December
2021: USD
30.8
bn), USD
1.7
bn due between 1 month and 1 year (31 December 2021: USD
0.9
bn) and USD
0
bn due between 1 and 5 years (31 December

2021: USD
0
bn).

5 Includes USD
46
m (31 December 2021:
USD
34
m) related to fair values

of derivative loan

commitments and

forward starting

reverse repurchase

agreements classified

as derivatives,

presented

within “Due within

1 month.” The

full contractual

committed
amount of USD
34.4
bn (31 December 2021: USD
36.0
bn) is presented in Note 10 under notional amounts.

6 Future interest payments

on variable-rate liabilities are determined

by reference to the applicable interest
rate prevailing as of the reporting

date. Future principal

payments that are variable

are determined by reference

to the conditions existing

at the relevant

reporting date.

7 Excludes derivative loan

commitments and
forward starting reverse repurchase

agreements measured

at fair value (see footnote 5).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   335

Note 24

Interest rate benchmark reform
Background
A

market-wide

reform

of

major

interest

rate

benchmarks

is

being

undertaken

globally.

The

publication

of

London
Interbank Offered Rates (LIBORs) ceased immediately after 31 December 2021 for all non-US dollar LIBORs, as well as

for
one-week

and

two-month

USD

LIBOR.

Publication

of

the

remaining

USD

LIBOR

tenors

will

cease

immediately

after
30 June 2023.
In December 2022

,

the FCA consulted

on the

continued publication

of one-,

three-

and six-month

USD LIBOR

under a
synthetic format

until the

end of

September 2024

to ensure

an orderly

winding

down of

remaining contracts

that are
not

governed

by

US

law.

In

addition,

in

December

2022,

the

US

Federal

Reserve

Board

adopted

the

final

rules

that
implement the Adjustable Interest Rate (LIBOR) Act, which

is substantially based on, and supersedes, the New York State
LIBOR legislation.

The Adjustable

Interest Rate (LIBOR)

Act provides

a legislative solution

for USD

LIBOR legacy products
governed by

any US state

law should

such products

fail to transition

prior to

the USD

LIBOR cessation

date of 30

June
2023.
A framework has

been established within UBS

to address the

transition of contracts

that do not

contain adequate fallback
provisions and to cease entering into new

LIBOR contracts, with the exception of specific circumstances that are allowed
by regulatory provisions for USD

LIBOR.
Governance over the transition

to alternative benchmark rates
Throughout

the

transition

process

UBS

has

been

maintaining

a

global

cross-divisional,

cross-functional

governance
structure and change program to address the scale and complexity of the transition. This global program is sponsored by the Group

CFO and

led by

senior representatives

from the

business divisions

and UBS’s

control and

support functions.
The program

includes governance

and execution structures

within each

business division,

together with

cross-divisional
teams from each control and support function. During 2022, progress was overseen centrally via a monthly Group LIBOR
Transition

Forum with an increased US

regional focus.
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
–

accounting risks,

where the transition affects

the accounting treatment, including

hedge accounting and consequential
income statement volatility;
–

valuation risks

arising from

the variation

between

benchmarks that

will cease

and

ARRs, affecting

the risk

profile of
financial instruments;
–

operational

risks arising

from changes

to UBS’s

front-to-back processes

and

systems to

accommodate the

transition
(e.g., data sourcing and processing

and bulk migration of contracts); and
–

legal and conduct risks relating to UBS’s

engagement with clients and market

counterparties around

new benchmark
products and amendments

required for existing contracts referencing

benchmarks that will cease.
Overall, the effort required to transition is

affected by multiple factors, including whether negotiations need to take place with multiple stakeholders (as is the

case for syndicated loans or certain listed securities),

market readiness and a client’s
technical readiness to handle ARR market conventions. UBS remains confident that it has the transparency, oversight and operational

preparedness

to

progress

with

the

IBOR

transition

consistent

with

market

timelines,

given

the

significant
progress made as of

31 December 2022.

UBS did not

have and does not

expect changes to

its risk management

approach
and strategy as a result of interest

rate benchmark reform.
Transition progress

UBS’s significant

non-derivative exposures

subject to IBOR

reform primarily related

to brokerage

receivable and payable
balances, corporate

and

private loans,

and

mortgages,

linked to

CHF and

USD LIBORs.

During 2020,

UBS transitioned
most of its

CHF LIBOR-

linked deposits

to the Swiss

Average Overnight

Rate (SA

RON). In

that same

year,

UBS launched
SARON-based mortgages and

corporate loans based on

all major ARRs in the Swiss

market, as well as Secure

Overnight
Financing Rate (SOFR)-based mortgages

in the US market.

Throughout 2021, UBS transitioned substantially all of

its private and corporate loans linked

to non-USD IBORs, with the
remaining CHF LIBOR-linked

contracts transitioning

on their first roll date

in 2022. In addition,

as of 31 December 2021
UBS

had

completed

the

transition

of

IBOR-linked

non-derivative

financial

assets

and

liabilities

related

to

brokerage
accounts, except for balances originated

in the US, which transitioned to

SOFR in January 2022.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   336

Note 24

Interest rate benchmark reform (continued)
In 2022, UBS

focused its

efforts on

the transition of

USD LIBOR and

the remaining non-USD LIBOR

contracts, by leveraging
industry solutions (e.g., the use of fallback

provisions), through third-party actions (those by clearing houses, agents, etc.)
and bi-lateral contract negotiations. As of 31 December 2022, the transition of non-USD IBORs is substantially complete.
In addition,

in 2022,

substantially all

US securities

-based

lending

has

been

transitioned to

SOFR and

UBS continues

to
make

good

progress

on

the

transition

of

the

remaining

USD

LIBOR

non-derivative

assets

and

liabilities,

with

the

US
mortgage portfolio of USD
9
bn (31 December 2021: USD
11
bn) the largest remaining exposure

left to transition.
In August

2022, to

facilitate the transition

of derivatives

linked to

the USD

LIBOR Swap

Rate, UBS

adhered to

the June
2022

Benchmark Module

of the

ISDA 2021

Fallbacks Protocol

on

the USD

LIBOR Swap

Rate.

UBS will

begin gradually
transitioning USD LIBOR derivatives not transacted with clearing houses or exchanges from the first quarter of 2023. The transition of USD LIBOR-cleared derivatives

is planned to commence in the second

quarter of 2023.
As of 31 December 2022, UBS had approximately USD
3
bn equivalent of yen- and US dollar-denominated publicly issued benchmark bonds that,

per current contractual

terms, if not

called on their

respective call dates,

would reset based

directly
on

JPY

LIBOR

and

USD

LIBOR.

In

addition,

certain

US

dollar-denominated

benchmark

bonds

publicly

issued

by

UBS
reference rates indirectly derived from IBORs, if they

are not called on their respective call dates. These bonds have robust
IBOR

fallback

language

and

the

confirmation

of

interest

rate

calculation

mechanics

will be

communicated

as

market
standards formalize and in advance of any

rate resets. These debt instruments have not been included in the table below,
given their current fixed-rate coupon.

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

In line

with information

provided

to management

and

external parties

monitoring

UBS’s

transition progress,

the table
below

includes

the

following

financial metrics

for

instruments

external

to

the

Group

that

are

subject

to

interest

rate
benchmark reform:
–

gross carrying value / exposure for non

-derivative financial instruments; and

–

total trade count for derivative financial

instruments.
The

exposures

included

in the

table

below

reflect the

maximum

IBOR

exposure,

without

regard

for

early termination
rights, with the actual exposure

being dependent upon client preferences and

investment decisions.

As of

31 December 202

2,

UBS had

made significant progress

in transitioning

LIBOR exposures

to ARRs.

The remaining
USD

LIBOR-linked

exposures

included

in

the

table

below

primarily

relate

to

derivatives

and

US

mortgages,

with

the
transition planned to be

completed by 30 June 2023.

LIBOR benchmark rates
31.12.22
1
31.12.21
Measure USD USD CHF GBP EUR
2
JPY
Carrying value of non

-derivative financial instruments
Total non-derivative financial assets

USD m
14,269
3
65,234
3
21,616
4
45
5
1
0
Total non-derivative financial liabilities

USD m
1,138
5
1,985
5
27
5
3
5
5
6
0
Trade count

of derivative financial instruments
Total derivative financial instruments Trade count
32,006
7
40,500
7,8
829
9
183
9
3,744
9
184
9
Off-balance sheet exposures
Total irrevocable loan commitments USD m
4,606
10
11,863
11
0
0
0
0
1 As of 31 December

2022, non-USD

balances and trade

counts are minimal.

2 Relates primarily

to EUR LIBOR

positions.

3 Includes USD
1
bn (31 December 2021:

USD
1
bn) of loans

related to revolving

multi-
currency credit lines, where IBOR transition efforts are complete,

except for USD LIBOR. Balances as of 31 December 2021

also include USD
37
bn USD LIBOR securities-based lending and USD
5
bn brokerage accounts,
which for the most part transitioned

to SOFR in January

2022. The remaining

balances as of 31

December 2022 and 31

December 2021

primarily relate to

US mortgages and corporate

lending.

4 Relates primarily
to CHF LIBOR

mortgages, which

have automatically

transitioned to SARON

on their first

roll date in

2022.

5 Relates to

floating-rate

notes that per

their contractual

terms can

reset to rates

linked to

LIBOR, with
transition dependent

upon the actions

of respective issuers.

6 Relates to

contracts that

transitioned in

January 2022.

7 Includes approximately
2,000

(31 December 2021:
1,000
) contracts having a

contractual
maturity after 30 June 2023, with the

last USD LIBOR fixing occurring

before 30 June 2023. No further contractual

fixing is required for these contracts.

8 Includes approximately
5,000

cross-currency derivatives,

of
which approximately
500

have both a non-USD LIBOR

leg and a USD LIBOR

leg, where the

non-USD leg transitioned in

January 2022 before

the next fixing date.

The remainder represents

cross-currency swaps

with
an ARR leg and a USD IBOR leg.

9 Includes predominantly bilateral

derivatives, which transitioned

in January 2022, and an insignificant amount of cleared

derivatives, where the respective clearing

houses’ organized
transition happened in

January 2022.

10 Includes approximately

USD
3
bn of loan commitments

that can be drawn

in different currencies,

however only USD

LIBOR transition

efforts remain open,

with completion
scheduled for 2023.

11 Includes loan commitments

that can be drawn in

different currencies at the

client‘s discretion, of which

approximately USD
3
bn have only USD LIBOR

exposure remaining and approximately
USD
2
bn retain a non-USD

LIBOR interest rate,

with transition dependent

upon the actions of other

parties. The remainder

represents loan commitments

that can be drawn in

US dollars only and will transition

on or
before 30 June 2023.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   337

Note 25

Hedge accounting
Derivatives designated in

hedge accounting relationships
The Group applies hedge accounting to interest

rate risk and foreign exchange risk, including structural

foreign exchange
risk related to net investments in foreign

operations.

›

Refer to “Market risk”

in the “Risk

management and

control” section of

this report for

more information about

how risks arise
and how they are managed

by the Group
Hedging instruments and

hedged risk
Interest rate swaps are designated in

fair value hedges

or cash flow hedges

of interest rate

risk arising solely from changes
in benchmark

interest rates.

Fair value

changes

arising

from such

risk are

usually the

largest component

of the

overall
change in the fair value of the hedged

position in transaction currency.

Cross-currency

swaps

are

designated

as

fair

value

hedges

of

foreign

exchange

risk.

Foreign

exchange

forwards

and
foreign exchange

swaps are

mainly designated

as hedges of

structural foreign

exchange risk

related to net

investments
in foreign operations.

In both cases the hedged risk arises solely from changes

in the spot foreign

exchange rate.

The notional of the designated hedging instruments matches the notional of the hedged items, except when the interest
rate swaps are re-designated in

cash flow hedges,

in which case the hedge ratio designated

is determined based on the
swap sensitivity.
Hedged items and hedge

designation

Fair value hedges of interest rate risk

related to debt instruments and

loan assets
Fair

value

hedges

of

interest

rate

risk

related

to

debt

instruments

and

loan

assets

involve swapping

fixed

cash

flows
associated with the debt issued,

debt securities held and

long-term fixed-rate mortgage

loans in Swiss francs to floating
cash flows by entering into interest rate swaps

that either receive fixed and

pay floating cash flows or that pay fixed and
receive floating cash flows.

Designations

have been

made in

US dollars,

euro,

Swiss francs,

Australian dollars,

yen, pounds

sterling and

Singapore
dollars. For new

hedging instruments

and hedged

risk designations entered

into starting from

2021 in

these currencies
(with

the

exception

of

euro),

the

benchmark

rate

was

the

relevant

alternative

reference

rate

(ARR).

Following

the
interbank offered rate (IBOR) transition for swaps with

LCH (formerly the London Clearing House) in December 2021, the benchmark

hedge

rate

for

Swiss

franc,

yen

and

pound

sterling

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

of contractual terms
and

other

relevant

factors,

including

estimates

of

prepayments

and

defaults.

The

aggregate

principal

balances

and
interest cash

flows across

all portfolios

over time

form the

basis for identifying

the non

-trading interest

rate risk of

the
Group, which

is hedged

with interest rate

swaps, the

maximum maturity of

which is

15 years.

Cash flow

forecasts and
risk exposures

are monitored

and adjusted

on an

ongoing basis,

and consequently

additional

hedging

instruments are
traded and

designated, or

are terminated

resulting

in a hedge

discontinuance.

Hedge designations

have been

made in
the following currencies: US dollars,

euro, Swiss francs, pounds sterling and Hong Kong dollars. The cash flow hedges in
Swiss francs,

pounds sterling and

certain cash flow hedges

in US dollars were

discontinued and

replaced with new ARR
designations in December 2021.

In addition, the transition of floating

rate hedged items in USD

to ARR rates in January
2022

resulted in

the update

of the

hedged

risk to

ARR in

the affected

hedge

relationships

without discontinuation

of
hedge accounting in accordance with
Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7,
IFRS 4 and IFRS 16)
.
Fair value hedges of foreign exchange

risk related to issued debt instruments
Debt instruments denominated in

currencies other than the US dollar are designated in fair value hedges of spot foreign
exchange

risk,

in

addition

to

and

separate

from

the

fair

value

hedges

of

interest

rate

risk.

Cross-currency

swaps
economically convert debt denominated

in currencies other than

the US dollar to US dollars.

Hedges of net investments in foreign

operations
The

Group

applies

hedge

accounting

for

certain

net

investments

in

foreign

operations,

which

include

subsidiaries,
branches

and

associates.

Upon

maturity

of

hedging

instruments,

typically

two

months,

the

hedge

relationship

is
terminated and new designations

are made to reflect any changes in

the net investments in foreign

operations.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   338

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

measured at fair value through

profit or loss is recognized in
Other net
income.

Derivatives not designated in hedge

accounting relationships

Non-hedge

accounted

derivatives

are

mandatorily

held

for

trading

with

all

fair

value

movements

taken

to
Other

net
income from financial instruments

measured at fair value

through profit or loss
, even when

held as an economic hedge
or to

facilitate client

clearing.

The one

exception relates

to forward

points

on certain

short-

and long

-duration foreign
exchange contracts acting as economic hedges,

which are reported in
Net interest income.

All hedges: designated

hedging instruments and hedge ineffectiveness
As of or for the year ended
31.12.22
Carrying amount
USD m
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Changes in

fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement
Interest rate risk
Fair value hedges
92,415
0
0
(5,195)
5,169
(27)
Cash flow hedges
75,304
2
5
(5,813)
5,760
(53)
Foreign exchange risk
Fair value hedges
2
20,566
845
3
(1,088)
1,105
18
Hedges of net investments in foreign operations
14,009
7
529
336
(337)
(1)
As of or for the year ended
31.12.21
Carrying amount
USD m
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
(2,139)
2,181
42
Hedges of net investments in foreign operations
13,939
23
105
497
(497)
0
1 Amounts

used as the

basis for

recognizing hedge

ineffectiveness for

the period.

2 The

foreign currency

basis spread

of cross-currency

swaps designated

as hedging

derivatives is

excluded from

the hedge
accounting designation and accounted

for as a cost of hedging with

amounts deferred in Other

comprehensive income

within Equity.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   339

Note 25

Hedge accounting (continued)
Fair value hedges: designated

hedged items

USD m 31.12.22 31.12.21
Interest rate
risk FX risk
Interest rate
risk FX risk
Debt issued measured at amortized

cost
Carrying amount of designated debt issued
68,529
20,566
74,700
27,875

of which: accumulated amount of fair value hedge

adjustment
(6,057)
478
Other financial assets measured at

amortized cost – debt securities
Carrying amount of designated debt securities
4,577
2,677

of which: accumulated amount of fair value hedge

adjustment
(180)
(7)
Loans and advances to customers
Carrying amount of designated loans
14,270
13,835
of which: accumulated amount of fair value hedge

adjustment
(1,249)
(109)
of which: accumulated amount of fair value hedge

adjustment subject to amortization attributable

to the portion of the
portfolio that ceased to be part of hedge accounting
(51)
3

Fair value hedges: profile of

the timing of the nominal amount

of the hedging instrument

31.12.22
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
0
4
10
53
26
92
Cross-currency swaps

0
1
2
12
5
21
31.12.21
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
0
8
10
49
22
90
Cross-currency swaps

1
1
6
13
6
28

Cash flow hedge reserve on

a pre-tax basis

USD m 31.12.22 31.12.21
Amounts related to hedge relationships for which hedge

accounting continues to be

applied
(4,692)
26
Amounts related to hedge relationships for which hedge

accounting is no longer applied
(540)
743
Total other comprehensive

income recognized directly in equity

related to cash flow hedges, on

a pre-tax basis
(5,232)
769

Foreign currency translation

reserve on a pre

-tax basis
USD m 31.12.22 31.12.21
Amounts related to hedge relationships for which hedge

accounting continues to be

applied
284
(45)
Amounts related to hedge relationships for which hedge

accounting is no longer applied
266
262
Total other comprehensive

income recognized directly in equity

related to hedging instruments designated

as net investment hedges, on

a pre-tax
basis
550
217
Interest rate benchmark

reform
The Group continues to apply the relief provided by
Interest Rate Benchmark Reform

(amendments to IFRS 9, IAS 39 and
IFRS 7)
,

published

by

the

IASB in

September 2019,

mainly to

its hedges

in USD

.

The cessation

date

for

USD

LIBOR

is
30 June 2023.
The

following

table

provides

details

on

the notional

amount

and

carrying amount

of

the

hedging

instruments

in

the
hedge relationships

where the

designated risk is

LIBOR and

maturing after

the cessation

date of the

applicable interest
rate benchmarks.

Hedges of net investments in foreign

operations are not affected by the amendments.
›

Refer to Note 1a

item 2j for more

information about

the relief provided by

the amendments

to IFRS 9 and

IFRS 7 related

to
interest rate benchmark

reform
›

Refer to Note 24

for more information

about the transition

progress
›

Refer to earlier parts

of this Note for the

information about

the transition

progress of fair value

and cash flow hedges

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   340

Note 25

Hedge accounting (continued)

Hedging instruments referencing

LIBOR
31.12.22 31.12.21
Carrying amount Carrying amount
USD m
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
20,383
0
0
23,367
0
0
Cash flow hedges
2,179
0
0
10,803
0
0

Note 26

Post-employment benefit plans

a) Defined benefit plans
UBS has

established defined

benefit plans

for its employees

in various

jurisdictions in

accordance with local

regulations
and practices.

The major plans

are located

in Switzerland,

the UK,

the US

and Germany.

The level

of benefits

depends
on the specific plan rules.
Swiss pension plan
The Swiss

pension plan covers

employees of UBS

Group AG

in Switzerland and

employees of companies

in Switzerland
having close economic or financial ties with UBS Group AG, and exceeds the minimum benefit requirements under Swiss pension law.

The Swiss plan

offers retirement,

disability and

survivor benefits and

is governed by

a Pension

Foundation
Board. The responsibilities of

this board are defined

by Swiss pension law and

the plan rules.
Savings contributions to the Swiss

plan are paid

by both employer and employee.

Depending on the age

of the employee,
UBS pays

a savings

contribution that

ranges between
6.5
% and
27.5
% of contributory base

salary and between
2.8
%
and
9
%

of

contributory

variable

compensation.

UBS

also

pays

risk

contributions

that

are

used

to

fund

disability and
survivor benefits. Employees

can choose the level of savings

contributions paid

by them, which vary between
2.5
% and
13.5
% of contributory base salary and

between
0
% and
9
% of contributory

variable compensation,

depending on

age
and choice of savings contribution

category.

The plan offers to members at the

normal retirement age

of
65

a choice between a lifetime

pension and

a partial or full
lump sum

payment. Participants can

choose to draw

early retirement benefits

starting from

the age of
58
, but can

also
continue

employment and

remain active

members of

the plan

until the

age of
70
. Employees have

the opportunity

to
make additional purchases of benefits

to fund early retirement benefits.
The pension

amount

payable to a

participant is calculated

by applying

a conversion

rate to the accumulated

balance of
the

participant’s

retirement savings

account

at

the

retirement

date.

The

balance

is

based

on

credited

vested

benefits
transferred

from

previous

employers,

purchases

of

benefits,

and

the

employee

and

employer

contributions

that

have
been

made

to

the

participant’s

retirement

savings

account,

as

well

as

the

interest

accrued.

The

annual

interest

rate
credited to participants is determined by

the Pension Foundati

on Board at the end of each year.
Although

the Swiss

plan

is based

on a

defined

contribution

promise under

Swiss pension

law, it

is accounted

for as

a
defined

benefit

plan

under

International

Financial

Reporting

Standards

(IFRS),

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

31 December 2022,

the Swiss plan

had a technical

funding ratio in
accordance with Swiss pension

law of
119.0
% (31 December 2021:
134.8
%).
The investment strategy

of the Swiss

plan complies

with Swiss pension

law, including the

rules and

regulations relating
to diversification of plan assets, and is

derived from the risk

budget defined by the Pension Foundation Board on the

basis
of regularly performed asset and liability management

analyses. The Pension Foundation Board strives for a medium-

and
long-term balance between assets and

liabilities.

As of

31 December 202

2,

the Swiss plan

was in

a surplus

situation on

an IFRS

measurement basis,

as the

fair value

of
the

plan’s

assets

exceeded

the

defined

benefit

obligation

(DBO)

by

USD
7,848
m

(31 December

2021:

USD
6,577
m).
However,

a surplus

is only

recognized on

the balance

sheet to

the extent

that it

does not

exceed the

estimated future
economic benefit,

which equals

the difference

between

the present

value of

the estimated

future net

service cost

and
the present value of the

estimated future employer contributions. As of

both 31 December 2022 and 31 December

2021,
the estimated future economic benefit

was zero and

hence no net defined

benefit asset was recognized

on the balance
sheet.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   341

Note 26

Post-employment benefit plans

(continued)
Changes to the Swiss pension

plan in 2019
The Pension Foundation

Board and UBS agreed to implement measures that

took effect from the start of 2019 to

support
the long-term financial

stability of the

Swiss pension fund.

The measures, among

other things,

lowered the conversion

rate
and increased the

normal retirement

age from

64 to 65.

Pensions already

in payment

on 1 January

2019 were not

affected.
To

mitigate

the

effects

for

active

participants,

UBS

committed

to

pay

an

extraordinary

contribution

and

contributed
CHF
646
m (USD
698
m) in

three installments

in 2020,

2021

and 2022.

The installments

of USD
235
m, USD
254
m and
USD
209
m paid in 2020, 2021 and 2022 reduced other comprehensive income with no effect on the income statement.
The regular employer contributions

to be made to the Swiss plan

in 2023 are estimated at USD
480
m.
UK pension plan

The

UK

plan

is

a

career-average

revalued

earnings

scheme,

and

benefits

increase

automatically

based

on

UK

price
inflation,

subject

to

defined

caps. The

normal

retirement

age

for

participants in

the

UK

plan

is
60
. The

plan

provides
guaranteed lifetime

pension benefits

to participants upon

retirement. The

UK plan has

been closed to

new entrants for
more than

20 years and,

since 2013,

participants are no

longer accruing

benefits for

current or

future service.

Instead,
employees participate in the UK defined

contribution plan.
The

governance

responsibility

for

the

UK

plan

lies

jointly

with

the

Pension

Trustee

Board

and

UBS.

The

employer
contributions to

the pension

fund reflect agreed-upon

deficit funding

contributions, which

are determined on

the basis
of the most

recent actuarial valuation

using assumptions

agreed by the

Pension Trustee Board

and UBS. In

the event of
underfunding,

UBS and

the Pension

Trustee Board

must agree

on

a deficit recovery

plan

within statutory

deadlines.

In
2022,

UBS

made

deficit

funding

contributions

of

USD
5
m

to

the

UK

plan.

In

2021,

UBS

made

no

deficit

funding
contributions.
The plan

assets are invested in

a diversified portfolio

of financial assets,

which include

longevity swaps

with an

external
insurance company. These swaps

enable the UK pension

plan to hedge the

risk between expected

and actual longevity,
which should

mitigate volatility in the

net defined benef

it asset / liability. As

of 31 December 2022,

the longevity swaps
had a negative value of USD
1
m (31 December 2021: negative USD
3
m).
In 2019,

UBS and

the Pension Trustee

Board entered

into an

arrangement whereby a

collateral pool

was established

to
provide

security

for

the

pension

fund.

The

value

of

the

collateral

pool

as

of

31 December

2022

was

USD
292
m
(31 December 2021: USD
337
m) and includes

corporate bonds, government-related debt instruments and other financial
assets. The

arrangement provides

the Pension

Trustee Board

dedicated access

to a pool

of assets in

the event

of UBS’s
insolvency or not paying a required

deficit funding contribution.
The employer

contributions

to be

made to

the UK

defined

benefit plan

in 2023

are estimated

at USD
18
m, subject

to
regular funding reviews during

the year.
US pension plans

There are two distinct

major defined

benefit plans

in the

US, with a

normal retirement

age of
65
. Both plans

were closed

to
new entrants more than

20 years ago. Since

they closed,

new employees have

participated in

a defined contribution

plan.
One of the defined benefit plans is a contribution

-based plan in which each participant accrues a percentage of salary in a retirement

savings

account. The

retirement savings

account is

credited annually

with

interest based

on

a rate

that is
linked to

the average

yield on

one-year US

government bonds.

For the

other defined

benefit plan,

retirement benefits
accrue based on the

career-average earnings of each individual plan participant.

Former employees with

vested benefits
have the option of taking

a lump sum payment or a lifetime annuity.
As required

under applicable pension

laws, both plans

have fiduciaries who,

together with

UBS, are

responsible for

the
governance of the plans.
The plan assets

of

both plans are invested

in diversified portfolios

of financial assets. Each

plan’s fiduciaries are responsible
for the investment decisions with

respect to the plan assets.

The employer contributions to

be made to the US defined

benefit plans in 2023

are estimated at USD
11
m.
German pension plans
There are two unfunded defined benefit plans in Germany. The normal retirement age is
65

and benefits are paid directly
by UBS.

In the larger

of the

two plans

each participant

accrues a percentage

of salary

in a

retirement savings

account.
The accumulated account balance

of the participant

is credited on an

annual basis with

guaranteed interest at

a rate of
5
%. The plan has

been closed to new entrants,

and all participants younger than the

age of 55 as of

June 2021 no

longer
accrue

benefits.

In

the

other

plan,

amounts

are

accrued

annually

based

on

employee

elections

related

to

variable
compensation. For this plan, the

accumulated account balance is credited

on an annual basis with a guaranteed

interest
rate of
6
% for amounts accrued before 2010, of
4
% for amounts accrued from 2010 to 2017 and of
0.9
% for amounts
accrued after

2017.

Both plans

are subject to

German pension

law,

whereby the

responsibility to

pay pension

benefits
when they

are due

resides entirely

with UBS.

A portion

of the pension

payments is

directly increased

in line with

price
inflation.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   342

Note 26

Post-employment benefit plans

(continued)
In

June

2021,

UBS

implemented

a

new

funded

pension

plan

with

interest

credited

to

participants

equal

to

actual
investment returns

with a

guaranteed

minimum of
0
%. The

plan

was implemented

retrospectively for

new

hires since
June 2018 and for all eligible

active participants younger

than 55 from July 2021.

Each participant accrues a percentage
of salary in a retirement savings

account.
The employer contributions to

be made to the German defined benefit

plans in 2023 are estimated

at USD
12
m.
Financial information by plan
The tables

below

provide

an analysis

of

the movement

in the

net

asset /

liability recognized

on

the balance

sheet

for
defined benefit plans, as well as

an analysis of amounts recognized

in net profit and in
Other comprehensive incom
e.

Defined benefit plans
USD m Swiss pension plan UK pension plan
US and German
pension plans Total
2022 2021 2022 2021 2022 2021 2022 2021
Defined benefit obligation at the beginning of the year
27,398
27,728
4,105
4,162
1,740
1,905
33,242
33,795
Current service cost
416
494
0
0
5
6
420
500
Interest expense
344
58
67
58
35
30
446
147
Plan participant contributions
257
266
0
0
0
0
257
266
Remeasurements
(4,151)
837
(1,474)
71
(267)
(62)
(5,891)
846
of which: actuarial (gains) / losses due to changes in demographic assumptions
3
51
(6)
14
1
4
(2)
69
of which: actuarial (gains) / losses due to changes in financial assumptions
(4,666)
(678)
(1,575)
(3)
(279)
(78)
(6,520)
(759)
of which: experience (gains) / losses
1
512
1,464
107
59
11
12
631
1,535
Past service cost related to plan amendments
0
0
0
0
0
4
0
4
Curtailments
(20)
(80)
0
0
0
0
(20)
(80)
Benefit payments
(1,454)
(1,097)
(123)
(148)
(111)
(112)
(1,687)
(1,357)
Other movements
(5)
0
0
0
0
1
(5)
1
Foreign currency translation
(513)
(809)
(408)
(38)
(28)
(33)
(949)
(880)
Defined benefit obligation at the

end of the year
22,272
27,398
2,166
4,105
1,375
1,740
25,813
33,242
of which: amounts owed to active members
11,927
14,333
65
150
169
222
12,160
14,705
of which: amounts owed to deferred members
0
0
656
1,593
528
669
1,184
2,262
of which: amounts owed to retirees
10,345
13,065
1,445
2,362
678
849
12,469
16,276
of which: funded plans
22,272
27,398
2,166
4,105
1,011
1,222
25,449
32,724
of which: unfunded plans
0
0
0
0
363
518
363
518
Fair value of plan assets at the beginning

of the year
33,975
32,590
4,297
4,149
1,329
1,360
39,601
38,100
Return on plan assets excluding interest income
(3,248)
2,322
(1,312)
277
(223)
40
(4,782)
2,639
Interest income
485
74
70
58
31
26
586
159
Employer contributions

685
763
5
0
16
16
706
779
Plan participant contributions
257
266
0
0
0
0
257
266
Benefit payments
(1,454)
(1,097)
(123)
(148)
(111)
(112)
(1,687)
(1,357)
Administration expenses, taxes and premiums paid
(12)
(13)
0
0
(3)
(4)
(16)
(17)
Other movements
(2)
0
0
0
0
1
(2)
1
Foreign currency translation
(567)
(930)
(450)
(39)
0
0
(1,017)
(969)
Fair value of plan assets

at the end of the year
30,119
33,975
2,488
4,297
1,039
1,329
33,646
39,601
Surplus / (deficit)
7,848
6,577
321
192
(335)
(411)
7,834
6,358
Asset ceiling effect at the beginning of the year
6,577
4,862
0
0
0
0
6,577
4,862
Interest expense on asset ceiling effect
135
15
0
0
0
0
135
15
Asset ceiling effect excluding interest expense and foreign

currency translation on
asset ceiling effect
1,189
1,821
0
0
0
0
1,189
1,821
Foreign currency translation
(54)
(121)
0
0
0
0
(54)
(121)
Asset ceiling effect at the end of the year
7,848
6,577
0
0
0
0
7,848
6,577
Net defined benefit asset / (liability) of

major plans
0
0
321
192
(335)
(411)
(14)
(219)
Net defined benefit asset / (liability) of remaining

plans
(100)
(112)
Total net defined benefit

asset / (liability)
(114)
(331)
of which: Net defined benefit asset
355
302
of which: Net defined benefit liability
2
(469)
(633)
1 Experience (gains)

/ losses

are a component

of actuarial remeasurements

of the defined

benefit obligation

and reflect

the effects

of differences between

the previous actuarial

assumptions and

what has actually
occurred.

2 Refer to Note 18c.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   343

Note 26

Post-employment benefit plans

(continued)
Income statement – expenses related

to defined benefit plans
1
USD m Swiss pension plan UK pension plan
US and German
pension plans Total
For the year ended 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Current service cost
416
494
0
0
5
6
420
500
Interest expense related to defined benefit obligation
344
58
67
58
35
30
446
147
Interest income related to plan assets
(485)
(74)
(70)
(58)
(31)
(26)
(586)
(159)
Interest expense on asset ceiling effect
135
15
0
0
0
0
135
15
Administration expenses, taxes and premiums paid
12
13
0
0
3
4
16
17
Past service cost related to plan amendments
0
0
0
0
0
4
0
4
Curtailments
(20)
(80)
0
0
0
0
(20)
(80)
Net periodic expenses recognized in net

profit for major plans
402
426
(3)
0
12
18
411
444
Net periodic expenses recognized in net

profit for remaining plans
2
25
25
Total net periodic

expenses recognized in net profit
437
470
1 Refer to Note 6.

2 Includes differences between

actual and estimated performance

award accruals.
Other comprehensive income – gains /

(losses) on defined benefit plans

USD m Swiss pension plan UK pension plan
US and German
pension plans Total
For the year ended 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Remeasurement of defined benefit obligation
4,151
(837)
1,474
(71)
267
62
5,891
(846)
of which: change in discount rate assumption
5,414
870
1,451
319
317
77
7,183
1,267
of which: change in rate of pension increase

assumption
0
0
123
(316)
(5)
(1)
118
(318)
of which: change in rate of interest credit on

retirement savings assumption
(718)
(193)
0
0
(82)
(1)
(800)
(194)
of which: change in life expectancy
0
0
5
9
(1)
(3)
4
5
of which: change in other actuarial assumptions
(33)
(50)
1
(23)
48
2
16
(71)
of which: experience gains / (losses)
1
(512)
(1,464)
(107)
(59)
(11)
(12)
(631)
(1,535)
Return on plan assets excluding interest income
(3,248)
2,322
(1,312)
277
(223)
40
(4,782)
2,639
Asset ceiling effect excluding interest expense and foreign

currency translation
(1,189)
(1,821)
0
0
0
0
(1,189)
(1,821)
Total gains / (losses) recognized

in other comprehensive income for major plans
(285)
(336)
162
207
43
102
(80)
(28)
Total gains / (losses) recognized

in other comprehensive income for remaining plans
7
30
Total gains / (losses) recognized

in other comprehensive income
2
(73)
2
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

Swiss pension plan UK pension plan
US and German pension
plans
1
31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Duration of the defined benefit

obligation (in years)
13.1
15.1
13.7
18.8
7.9
9.5
Maturity analysis of benefits expected

to be paid
USD m
Benefits expected to be paid within 12 months
1,294
1,312
107
110
123
123
Benefits expected to be paid between

1 and 3 years
2,657
2,636
234
248
232
237
Benefits expected to be paid between

3 and 6 years
3,977
3,824
384
418
335
338
Benefits expected to be paid between

6 and 11 years
6,743
6,220
667
743
502
495
Benefits expected to be paid between

11 and 16 years
6,223
5,572
667
751
388
392
Benefits expected to be paid in more than 16 years
22,446
18,092
2,570
3,028
516
519
1 The duration of the

defined benefit obligation

represents a weighted average

across US and German

plans.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   344

Note 26

Post-employment benefit plans

(continued)
Actuarial assumptions
The

actuarial assumptions

used

for

the defined

benefit plans

are

based

on

the

economic conditions

prevailing

in

the
jurisdiction

in which

they

are

offered.

Changes

in the

defined

benefit

obligation

are

most sensitive

to

changes

in the
discount rate. The di

scount rate is based

on the yield of high

-quality corporate bonds

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

the year.

Significant actuarial assumptions
Swiss pension plan UK pension plan US pension plans German pension plans
In % 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Discount rate
2.34
0.34
5.02
1.82
4.92
1
2.47
1
3.81
0.99
Rate of pension increase
0.00
0.00
3.08
3.32
0.00
0.00
2.20
1.80
Rate of interest credit on retirement savings

3.39
1.04
0.00
0.00
5.73
2
1.18
2
0.00
0.00
1 Represents weighted average

across US pension plans.

2 Only applicable to

one of the US pension plans

Mortality tables and life expectancies

for major plans
Life expectancy at age 65 for a male member currently
aged 65 aged 45
Country Mortality table 31.12.22 31.12.21 31.12.22 31.12.21
Switzerland BVG 2020 G with CMI 2021 projections
1
21.7
21.7
23.4
23.3
UK S3PA with CMI 2021 projections
2
23.5
23.4
24.6
24.5
USA Pri-2012 with MP-2021 projection scale
22.0
21.9
23.3
23.3
Germany
Dr. K. Heubeck

2018 G
20.6
20.5
23.4
23.2
Life expectancy at age 65 for a female member currently
aged 65 aged 45
Country Mortality table 31.12.22 31.12.21 31.12.22 31.12.21
Switzerland BVG 2020 G with CMI 2021 projections
1
23.5
23.4
25.1
25.0
UK S3PA with CMI 2021 projections
2
25.0
24.9
26.4
26.3
USA Pri-2012 with MP-2021 projection scale
23.4
23.3
24.8
24.7
Germany
Dr. K. Heubeck

2018 G
24.0
23.9
26.3
26.1
1 In 2021, BVG 2020 G with

CMI 2019 projections was

used.

2 In 2021, S3PA

with CMI 2020

projections was used.
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

Sensitivity analysis of significant actuarial

assumptions
1
Increase / (decrease) in defined benefit obligation Swiss pension plan UK pension plan US and German pension plans
USD m 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Discount rate
Increase by 50 basis points
(1,128)
(1,695)
(141)
(361)
(51)
(78)
Decrease by 50 basis points
1,269
1,933
157
411
55
84
Rate of pension increase
Increase by 50 basis points
877
1,333
127
334
4
6
Decrease by 50 basis points –
2
–
2
(118)
(306)
(3)
(6)
Rate of interest credit on retirement

savings
Increase by 50 basis points
178
224
–
3
–
3
9
8
Decrease by 50 basis points
(178)
(224)
–
3
–
3
(8)
(7)
Life expectancy
Increase in longevity by one additional year
593
915
65
184
39
56
1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

2 As the assumed rate of pension
increase was
0
% as of 31 December 2022

and as of 31 December

2021, a downward change

in assumption is

not applicable.

3 As the UK plan does

not provide interest credits

on retirement savings,

a change in
assumption is not applicable.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   345

Note 26

Post-employment benefit plans

(continued)
Fair value of plan assets
The tables below provide

information about the composition

and fair value of plan assets of

the major pension plans.

Composition and fair value

of plan assets
Swiss pension plan
31.12.22 31.12.21
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
326
0
326
1
187
0
187
1
Real estate / property
Domestic
0
3,783
3,783
13
0
3,530
3,530
10
Foreign
0
919
919
3
0
580
580
2
Investment funds
Equity

Domestic
743
0
743
2
843
0
843
2
Foreign
4,964
2,171
7,134
24
6,213
2,652
8,865
26
Bonds
1
Domestic, AAA to BBB–
3,760
0
3,760
12
4,446
0
4,446
13
Foreign, AAA

to BBB–
6,031
0
6,031
20
5,093
0
5,093
15
Foreign, below BBB–
1,062
0
1,062
4
1,314
0
1,314
4
Other
1,540
3,547
5,086
17
4,211
3,558
7,769
23
Other investments
624
651
1,275
4
668
682
1,349
4
Total fair value of plan

assets
19,049
11,071
30,119
100
22,973
11,002
33,975
100
31.12.22 31.12.21
Total fair value of plan

assets
30,119
33,975
of which:
2
Bank accounts at UBS

337
194
UBS debt instruments
50
28
UBS shares
27
25
Securities lent to UBS
3
871
1,079
Property occupied by UBS
90
93
Derivative financial instruments, counterparty

UBS
3
76
128
1 The bond credit

ratings are primarily

based on S&P’s credit

ratings. Ratings

AAA to BBB

–

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

3 Securities lent to UBS and derivative
financial instruments

are presented

gross of any co

llateral. Securities

lent to UBS

were fully

covered by collateral

as of 31

December 2022

and 31 December

2021. Net

of collateral,

derivative financial

instruments
amounted to negative USD
8
m as of 31 December 2022

(31 December 2021:

positive USD
43
m).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   346

Note 26

Post-employment benefit plans

(continued)
Composition and fair value

of plan assets (continued)
UK pension plan
31.12.22 31.12.21
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
104
0
104
4
147
0
147
3
Bonds
1
Domestic, AAA to BBB–
1,729
0
1,729
69
2,605
0
2,605
61
Foreign, AAA

to BBB–
297
0
297
12
372
0
372
9
Foreign, below BBB–
7
0
7
0
4
0
4
0
Investment funds
Equity

Domestic
19
3
22
1
44
4
47
1
Foreign
366
0
366
15
921
0
921
21
Bonds
1
Domestic, AAA to BBB–
367
90
457
18
532
147
679
16
Domestic, below BBB–
1
0
1
0
12
0
12
0
Foreign, AAA

to BBB–
90
0
90
4
179
0
179
4
Foreign, below BBB–
114
0
114
5
115
0
115
3
Real estate
Domestic
64
0
64
3
110
12
122
3
Foreign
6
31
36
1
6
34
40
1
Other
(280)
0
(280)
(11)
(313)
0
(313)
(7)
Repurchase agreements
(612)
0
(612)
(25)
(725)
0
(725)
(17)
Other investments
66
27
94
4
65
26
91
2
Total fair value of plan

assets
2,336
151
2,488
100
4,074
223
4,297
100
1 The bond credit

ratings are primarily

based on S&P’s credit

ratings. Ratings

AAA to BBB

–

and below

BBB– represent investment

grade and non-investment

grade ratings,

respectively. In

cases where

credit ratings
from other rating agencies were

used, these were converted to

the equivalent rating in

S&P’s rating

classification.

US and German pension

plans
31.12.22 31.12.21
Fair value
Plan asset
allocation %
Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
7
0
7
1
11
0
11
1
Equity
Domestic
55
0
55
5
79
0
79
6
Foreign
24
0
24
2
31
0
31
2
Bonds
1
Domestic, AAA to BBB–
359
0
359
35
486
0
486
37
Domestic, below BBB–
4
0
4
0
17
0
17
1
Foreign, AAA

to BBB–
74
0
74
7
97
0
97
7
Foreign, below BBB–
3
0
3
0
6
0
6
0
Investment funds
Equity

Domestic
27
0
27
3
3
0
3
0
Foreign
33
0
33
3
56
0
56
4
Bonds
1
Domestic, AAA to BBB–
266
0
266
26
269
0
269
20
Domestic, below BBB–
109
0
109
10
147
0
147
11
Foreign, AAA

to BBB–
2
0
2
0
11
0
11
1
Foreign, below BBB–
5
0
5
0
2
0
2
0
Real estate
Domestic
0
11
11
1
0
9
9
1
Other
54
0
54
5
99
0
99
7
Other investments
5
1
6
1
5
1
6
0
Total fair value of plan

assets
1,027
12
1,039
100
1,319
10
1,329
100
1 The bond credit

ratings are primarily

based on S&P’s credit

ratings. Ratings

AAA to BBB

–

and below

BBB– represent investment

grade and non-investment

grade ratings,

respectively. In

cases where

credit ratings
from other rating agencies were

used, these were converted to

the equivalent rating in

S&P’s rating

classification.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   347

Note 26

Post-employment benefit plans

(continued)

b) Defined contribution plans
UBS

sponsors

a

number

of

defined

contribution

plans,

with

the

most

significant

plans

in

the

US

and

the

UK.

UBS’s
obligation is limited to its contributions

made in accordance with

each plan, which

may include direct contributions

and
matching

contributions.

Employer contributions

to defin

ed contribution

plans

are recognized

as an

expense

and

were
USD
357
m in 2022, USD
363
m in 2021 and USD
343
m in 2020.
›

Refer to Note 6 for

more information

c) Related-party disclosure
UBS

is

the

principal

provider

of

banking

services

for

the

pension

fund

of

UBS

in

Switzerland.

In

this

capacity,

UBS

is
engaged

to execute

most of

the pension

fund’s banking

activities. These

activities can

include,

but are

not limited

to,
trading, securities

lending and

borrowing

and derivative transactions.

The non

-Swiss UBS

pension funds

do not

have a
similar banking

relationship with UBS.

During 2022, UBS

received USD
36
m in fees for

banking services from

the major
post-employment benefit

plans (2021:

USD
39
m). As

of 31 December

2022,

the major post-employment

benefit plans
held USD
265
m in UBS shares (31 December 2021:

USD
252
m).
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

The most

significant

deferred

compensation

plans are

described

below.
›

Refer to Note

1a

item 4 for a description

of the accounting

policy related to

share-based and other

deferred compensation

plans
Mandatory deferred compensation plans
Long-Term Incentive Plan
The Long-Term

Incentive Plan

(LTIP)

is a

mandatory deferred

share-based

compensation plan

for GEB

members for

the
performance year 2022.

For prior performance years, LTIP was granted to senior leaders of the Group (i.e., GEB members
and selected senior management).
The number of notional

shares delivered at vesting depends on two

equally weighted performance metrics over a three-
year performance

period:

return

on

common

equity

tier 1

(CET1)

capital

and

relative

total

shareholder

return,

which
compares

the

total

shareholder

return

(TSR)

of

UBS

with

the

TSR

of

an

index

consisting

of

listed

Global

Systemically
Important

Banks

as

determined

by

the Financial

Stability

Board

(excluding

UBS). The

final

number

of

shares

vest

over
three

years following

the

performance

period

for

GEB

members,

and

cliff-vest in

the

year following

the

performance
period for selected senior management

.
Equity Ownership Plan / Fund

Ownership Plan
The Equity Ownership Plan

(EOP) is

the deferred share-based

compensation plan for

employees outside of the

GEB that
are subject to deferral requirements.

EOP awards generally

vest over three years.

Certain Asset Management

employees receive

some or

all of

their EOP

in the form

of notional

funds (Fund

Ownership
Plan or FOP,

previously named

AM EOP).

This plan is generally

delivered in cash

and vests over three

years. The

amount
delivered depends on the

value of the underlying investment funds at the

time of vesting.

Deferred Contingent Capital Plan
The

Deferred

Contingent

Capital

Plan

(DCCP)

is

a

deferred

compensation

plan

for

all employees

who

are

subject

to
deferral requirements.

Such employees

are

awarded

notional

additional

tier 1 (AT1)

capital instruments,

which,

at the
discretion of UBS, can be settled in cash or a perpetual,

marketable AT1 capital instrument. DCCP

awards generally bear
notional

interest

paid

annually

(except

for

certain

regulated

employees)

and

vest

in

full

after

five

years.

Awards

are
forfeited if a viability

event occurs (i.e.,

if FINMA notifies

the firm that

the DCCP awards must be written down

to mitigate
the risk of

insolvency,

bankruptcy or failure

of UBS)

or if the

firm receives a commitment

of extraordinary

support from
the public

sector that

is necessary

to prevent

such an

event. DCCP

awards

are also

written

down

if the

Group’s CET1
capital ratio falls below a

defined threshold. In addition, GEB members forfeit
20
% of DCCP awards for each

loss-making
year during the vesting period.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   348

Note 27

Employee benefits: variable compensation

(continued)

Financial advisor variable

compensation
In line with market practice for US wealth management businesses,

the compensation for US financial advisors in Global
Wealth Management

consists of cash

compensation and

deferred compensation

awards, determined

using

a formulaic
approach based on production.

Cash

compensation

reflects

a

percentage

of

the

compensable

production

that

each

financial

advisor

generates.
Compensable production is generally based

on transaction revenue and investment advisory fees and may reflect further adjustments. The percentage rate generally

varies based on the level of the production

and firm tenure.
Financial

advisors

may

also

be

granted

annual

deferred

compensation.

These

amounts

generally

vest

over

a

six-year
period. The annual deferred

compensation amount reflects the overall

percentage rate and production.

Cash compensation

and deferred compensation

awards may be

reduced for,

among other things,

errors, negligence or
carelessness, or failure to comply with the firm’s rules, standards,

practices and / or policies, and / or applicable laws and
regulations.

Financial advisors

may also

participate

in

additional

programs

to

support

promoting

and

developing

their business

or
supporting the transition of client relationships where appropriate.

Financial advisor compensation also includes expenses
related to compensation commitments with

financial advisors entered into at the time

of recruitment that are subject to
vesting requirements.
Share delivery obligations
Share delivery obligations related to

employee share-based

compensation awards were
178
m shares as of 31 December
2022 (31 December 2021:
175
m shares). Share delivery obligations are calculated on the

basis of undistributed notional
share awards, taking

applicable performance conditions into account.
As of 31 December 2022, UBS held
119
m treasury shares (31 December 2021:
149
m) that

were available to satisfy share
delivery obligations.

b) Effect on the income statement
Effect on the income statement for the

financial year and future

periods
The table

below

provides

information

about

compensation

expenses

related

to total

variable compensation

that were
recognized in the financial year ended 31 December 2022, as well as expenses that were deferred and will be recognized
in the income statement for 2023

and later.

The majority of expenses

deferred to 20

23 and later that are

related to the
2022 performance

year pertain to

awards

granted in

February 2023

.

The total unamortized

compensation expense

for
unvested

share-based

awards

granted

up

to 31

December 2022

will be

recognized

in future

periods

over

a weighted
average period of
2.5

years.

Variable compensation
Expenses recognized in 2022 Expenses deferred to 2023 and later
1
USD m
Related to the
2022
performance
year
Related to prior
performance
years Total
Related to the
2022
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,276
(16)
2,260
0
0
0
Deferred compensation awards
364
581
945
605
754
1,359
of which: Equity Ownership Plan
202
235
437
310
250
560
of which: Deferred Contingent Capital Plan
129
219
349
245
408
654
of which: Long-Term Incentive

Plan
11
32
43
30
42
71
of which: Fund Ownership Plan
21
95
116
20
54
74
Variable compensation –

performance awards
2,640
566
3,205
605
754
1,359
Variable compensation –

financial advisors
2
3,799
709
4,508
1,290
2,652
3,942
of which: non-deferred cash
3,481
0
3,481
0
0
0
of which: deferred share-based awards
104
62
166
122
180
302
of which: deferred cash-based awards
185
215
400
588
636
1,224
of which: compensation commitments with recruited

financial advisors
29
432
461
580
1,836
2,416
Variable compensation –

other
3
169
71
241
237
193
430
Total variable compensation
6,608
1,346
7,954
4
2,131
3,599
5,731
1 Estimate as

of 31 December

2022. Actual

amounts to

be expensed

in future

periods may vary;

e.g., due

to forfeiture

of awards.

2 Financial

advisor compensation

consists of cash

and deferred compensation
awards and is based on compensable revenues and firm tenure using a formulaic approach. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

3 Consists of replacement

payments, forfeiture

credits, severance

payments, retention

plan payments and interest

expense related to the

Deferred Contingent

Capital Plan.

4 Includes USD
703
m in expenses related to

share-based compensation

(performance awards:

USD
480
m; other variable compensation:

USD
56
m; financial advisor compensation:

USD
166
m). A further USD
88
m in
expenses related

to share-based

compensation

was recognized

within

other expense

categories

included in

Note 6

(salaries:

USD
4
m, related to

role-based

allowances; social

security:

USD
61
m; other

personnel
expenses: USD
23
m related to the Equity

Plus Plan). Total personnel

expense related to

share-based equity-settled compensation

excluding social security

was USD
716
m.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   349

Note 27

Employee benefits: variable compensation

(continued)
Variable compensation

(continued)
Expenses recognized in 2021 Expenses deferred to 2022 and later
1
USD m
Related to the
2021
performance
year
Related to prior
performance
years Total
Related to the
2021
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,383
(10)
2,373
0
0
0
Deferred compensation awards
405
412
817
797
624
1,421
of which: Equity Ownership Plan
183
180
363
393
184
577
of which: Deferred Contingent Capital Plan
140
158
297
299
329
628
of which: Long-Term Incentive

Plan
54
19
73
50
33
83
of which: Fund Ownership Plan
29
56
84
56
78
133
Variable compensation –

performance awards
2,788
402
3,190
797
624
1,421
Variable compensation –

financial advisors
2
4,175
685
4,860
1,097
2,323
3,419
of which: non-deferred cash
3,858
(6)
3,853
0
0
0
of which: deferred share-based awards
106
51
157
123
146
269
of which: deferred cash-based awards
170
202
372
311
495
806
of which: compensation commitments with recruited

financial advisors
41
438
479
662
1,682
2,344
Variable compensation –

other
3
191
38
229
215
182
397
Total variable compensation
7,155
1,125
8,280
4
2,109
3,129
5,238
1 Estimate as

of 31 December

2021. Actual amounts

expensed may

vary; e.g.,

due to forfeiture

of awards.

2 Financial

advisor compensation

consists of

cash and deferred

compensation awards

and is based

on
compensable revenues and

firm tenure using

a formulaic approach.

It also includes expenses

related to compensation

commitments

with financial advisors

entered into at

the time of recruitment

that are subject

to
vesting requirements.

3 Consists

of replacement

payments, forfeiture

credits,

severance

payments, retention

plan payments

and interest

expense related

to the

Deferred Contingent

Capital Plan.

4 Includes
USD
651
m in expenses related

to share-based

compensation (performance

awards: USD
435
m; other variable

compensation:

USD
59
m; financial advisor compensation:

USD
157
m). A further USD
85
m in expenses
related to

share-based compensation

was recognized

within

other expense

categories

included in

Note 6

(salaries:

USD
5
m related

to role-based

allowances;

social security:

USD
64
m; other

personnel expenses:
USD
16
m related to the Equity Plus

Plan). Total personnel

expense related to share-based

equity-settled compensation

excluding social security

was USD
641
m.

Variable compensation

(continued)
Expenses recognized in 2020 Expenses deferred to 2021 and later
1
USD m
Related to the
2020
performance
year
Related to prior
performance
years Total
Related to the
2020
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,167
(26)
2,141
0
0
0
Deferred compensation awards
341
727
1,068
756
288
1,044
of which: Equity Ownership Plan
137
327
463
306
69
376
of which: Deferred Contingent Capital Plan
112
351
463
280
196
476
of which: Long-Term Incentive

Plan
42
11
54
50
10
61
of which: Fund Ownership Plan
49
39
88
120
12
132
Variable compensation –

performance awards
2,508
701
3,209
756
288
1,044
Variable compensation –

financial advisors
2
3,378
713
4,091
822
2,284
3,106
of which: non-deferred cash
3,154
0
3,154
0
0
0
of which: deferred share-based awards
69
50
119
79
135
214
of which: deferred cash-based awards
133
183
316
271
467
738
of which: compensation commitments with recruited

financial advisors
22
480
502
473
1,682
2,155
Variable compensation –

other
3
126
94
220
181
192
374
Total variable compensation
6,012
1,508
7,520
4
1,760
2,764
4,524
1 Estimate as

of 31 December

2020. Actual amounts

expensed may

vary; e.g.,

due to forfeiture

of awards.

2 Financial

advisor compensation

consists of

cash and deferred

compensation awards

and is based

on
compensable revenues and

firm tenure using

a formulaic approach.

It also includes expenses

related to compensation

commitments

with financial advisors

entered into at

the time of recruitment

that are subject

to
vesting requirements.

3 Consists

of replacement

payments, forfeiture

credits,

severance

payments, retention

plan payments

and interest

expense related

to the

Deferred Contingent

Capital Plan.

4 Includes
USD
686
m in expenses related to

share-based compensation

(performance awards:

USD
517
m; other variable compensation:

USD
50
m; financial advisor compensation:

USD
119
m). A further USD
100
m in expenses
related to share-based

compensation

was recognized

within other

expense categories

included in

Note 6

(salaries:

USD
4
m related to

role-based allowances;

social security:

USD
54
m; other

personnel expenses:
USD
42
m related to the Equity Plus

Plan). Total personnel

expense related to share-based

equity-settled compensation

excluding social security

was USD
691
m.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   350

Note 27

Employee benefits: variable compensation

(continued)

c) Outstanding share-based compensation

awards
Share and performance share

awards
Movements in outstanding share-based

awards to employees during

2022 and 2021 are provided in

the table below.

Movements in outstanding

share-based compensation awards
Number of shares
2022
Weighted average
grant date fair value
(USD)
Number of shares
2021
Weighted average
grant date fair value
(USD)
Outstanding, at the beginning of the

year
180,578,561
13
174,900,395
12
Awarded during the year
62,203,770
18
68,721,549
15
Distributed during the year
(54,639,882)
12
(52,137,287)
13
Forfeited during the

year
(6,235,249)
15
(10,906,096)
13
Outstanding, at the end of the year
181,907,200
15
180,578,561
13
of which: shares vested for accounting purposes
102,364,973
107,828,979

The

total

carrying

amount

of

the

liability

related

to

cash-settled

share-based

awards

as

of

31 December

2022

and
31 December 2021

was USD
43
m and USD
37
m, respectively.

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
the Group’s

financial position

or results of

operations, based

on a

number of

criteria, including

the subsidiaries’

equity
and

contribution

to the

Group’s

total assets

and

profit or

loss before

tax, in

accordance

with the

requirements

set by
IFRS 12, Swiss regulations

and the rules of the US Securities and

Exchange Commission (the

SEC).
Individually significant subsidiaries
The

two

tables

below

list

the

Group’s

individually

significant

subsidiaries

as

of

31 December

2022.

Unless

otherwise
stated, the subsidiaries listed below have share

capital consisting solely of ordinary shares held entirely by the Group

and
the proportion of ownership

interest held is equal to the voting

rights held by the Group.

The

country

where

the

respective registered

office

is

located

is

also

the principal

place

of

business.

UBS

AG

operates
through

a global branch

network and

a significant

proportion

of its business

activity

is conducted

outside Switzerland,
including in the UK, the US, Singapore, the Hong Kong

SAR and other countries. UBS

Europe SE has branches and offices
in

a

number

of

EU

Member

States,

including

Germany,

Italy, Luxembourg

and

Spain.

Share

capital is

provided

in

the
currency of the legally registered

office.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   351

Note 28

Interests in subsidiaries and other entities

(continued)
Individually significant subsidiaries

of UBS Group AG as of 31 December

2022
Company Registered office Share capital in million Equity interest accumulated in %
UBS AG
Zurich and Basel, Switzerland
CHF
385.8
100.0
UBS Business Solutions AG
1
Zurich, Switzerland
CHF
1.0
100.0
1 UBS Business Solutions AG

holds subsidiaries in China, India,

Israel and Poland.
Individually significant subsidiaries

of UBS AG as of 31 December 2022
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
UBS Americas Holding LLC
Wilmington, Delaware, USA
Group Functions
USD
5,150.0
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
5,150,000,000
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

2022
Company Registered office Primary business Share capital in million
Equity interest

accumulated in %
UBS Asset Management (Americas) Inc.
Wilmington, Delaware, USA
Asset Management
USD
0.0
100.0
UBS Asset Management (Hong Kong) Limited
Hong Kong SAR, China

Asset Management
HKD
153.8
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
197.0
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
3,354.2
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

2022

and

2021,

the

Group

did

not enter

into

any

contractual

obligation

that

could

require

the

Group

to

provide
financial

support

to

consolidated

SEs.

In

addition,

the

Group

did

not

provide

support,

financial

or

otherwise,

to

a
consolidated SE when

the Group was not contractually obligated to do

so, nor does the Group

have any

intention to do
so in the future. Further

more, the Group

did not provide support,

financial or otherwise, to

a previously unconsolidated
SE that resulted in the Group

controlling the SE during the reporting

period.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   352

Note 28

Interests in subsidiaries and other entities

(continued)

b) Interests in associates and

joint ventures
As of 31 December 2022 and 2021,

no associate or joint

venture was individually material to

the Group. Also, there were
no significant restrictions on the

ability of associates

or joint ventures to

transfer funds to

UBS Group AG or

its subsidiaries
as cash

dividends or

to repay

loans or

advances made.

There

were no

quoted market

prices for

any associates

or joint
ventures of the Group.
In 2022,

UBS

reclassified its

minority

investment

(
49
%) in

its Japanese

real

estate joint

venture, Mitsubishi

Corp.-UBS
Realty Inc.,

of

USD
44
m

to
Properties

and

other

non-current

assets

held

for

sale

and

sold

the

shareholding.

The sale
resulted in a

pre-tax gain of

USD
848
m in

2022, which was recognized

in
Other income
. UBS’s asset

management, wealth
management and investment banking

businesses operating in Japan

were not affected by the sale.

Investments in associates and joint

ventures
USD m 2022 2021
Carrying amount at the beginning of the year
1,243
1,557
Additions
3
1
Reclassifications
1
(44)
(386)
Share of comprehensive income
(41)
150
of which: share of net profit
2
32
105
of which: share of other comprehensive income
3
(73)
45
Share of changes in retained earnings
0
1
Dividends received
(31)
(39)
Foreign currency translation
(30)
(39)
Carrying amount at the end of the year
1,101
1,243
of which: associates
1,098
1,200
of which: SIX Group AG, Zurich
4
954
1,043
of which: other associates
144
157
of which: joint ventures
3
43
of which: Mitsubishi Corp.-UBS Realty Inc.,

Tokyo
1
40
of which: other joint ventures
3
3
1 In 2022, UBS reclassified

its minority investment

(
49
%) in Mitsubishi Corp.-UBS

Realty Inc. of USD
44
m to Properties and

other non-current assets

held for sale and sold

the investment in the

same year.

In 2021,
UBS reclassified its minority investment

(
48.8
%) in Clearstream Fund Centre

AG of USD
386
m to Properties and other non-current

assets held for sale and sold the

investment in the same year.

2 For 2022, consists
of USD
27
m from associates and USD
5
m from joint ventures (for 2021, consists of USD
79
m from associates and USD
26
m from joint ventures).

3 For 2022, consists of negative USD
73
m from associates (for 2021,
consists of USD
44
m from associates and

USD
1
m from joint ventures).

4 In 2022, UBS

AG’s equity interest

amounted to
17.31
%. UBS AG is represented

on the Board of Directors.

c) Unconsolidated structured entities
UBS is

considered to

sponsor another

entity if, in addition

to ongoing

involvement with that

entity,

it had a

key role

in
establishing that entity or

in bringing together relevant

counterparties for a transaction

facilitated by that entity.

During
2022,

the Group

sponsored the

creation of

various SEs and

interacted with

a number

of non

-sponsored

SEs, including
securitization vehicles, client vehicles and certain

investment funds, that UBS did

not consolidate as of

31 December 2022
because it did not control the

m.
Interests in unconsolidated structured

entities
The table below presents the Group’s interests in and maximum exposure to loss from unconsolidated SEs, as well as the total assets held by the SEs in which UBS

had an interest as of

year-end, except for investment funds

sponsored by third
parties, for which the carrying amount

of UBS’s interest as of year

-end has been disclosed.

Sponsored unconsolidated

structured entities in which UBS did

not have an interest at year-end
During 2022

and 2021,

the Group

did not earn

material income

from sponsored

unconsolidated

SEs in which

UBS did
not have an interest at year-end.
During 2022 and 2021,

UBS and third parties did not transfer any assets into sponsored securitization vehicles created in the

year.

UBS

and

third

parties

transferred

assets,

alongside

deposits

and

debt

issuances

(which

are

assets

from

the
perspective of the vehicle),

of USD
1
bn and USD
3
bn, respectively, into sponsored

client vehicles created in 2022

(2021:
USD
1
bn

and

USD
2
bn,

respectively).

For

sponsored

investment

funds,

transfers

arose

during

the

period

as

investors
invested and

redeemed

positions, thereby

changing the

overall size

of the

funds,

which, when

combined with

market
movements, resulted in a total closing

net asset value of USD
38
bn (31 December 2021: USD
46
bn).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   353

Note 28

Interests in subsidiaries and other entities

(continued)

Interests in unconsolidated structured

entities
31.12.22
USD m, except where indicated
Securitization
vehicles
Client
vehicles
Investment
funds Total
Maximum
exposure to loss
1
Financial assets at fair value held for trading
278
81
5,884
6,243
6,243
Derivative financial instruments
3
160
115
278
278
Loans and advances to customers
119
119
119
Financial assets at fair value not held for trading
225
225
225
Financial assets measured at fair value through

other comprehensive income
2
Other financial assets measured at amortized cost
2
837
4,977
3
2
5,817
6,066
Total assets
1,118
4
5,219
6,345
12,681
Derivative financial instruments
1
35
763
798
2
Total liabilities
1
35
763
798
Assets held by the unconsolidated structured

entities in which UBS had an interest
(USD bn)
50
5
107
6
139
7
31.12.21
USD m, except where indicated
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
3
0
1
250
Total assets
610
4
4,732
7,247
12,588
Derivative financial instruments
2
11
281
294
Total liabilities
2
11
281
294
Assets held by the unconsolidated structured

entities in which UBS had an interest
(USD bn)
30
5
81
6
158
7
1 For the purpose of this

disclosure, maximum exposure

to loss amounts do not consider

the risk-reducing effects

of collateral or other credit

enhancements.

2 Effective

1 April 2022, a portfolio of assets

previously
classified as Financial assets measured

at fair value through other comprehensive

income was reclassified to

Other financial assets

measured at amortized cost. Refer

to Note 1b for more information.

3 Includes the
carrying amount of loan commitments. The

maximum exposure to loss for these instruments is equal to the notional amount.

4 As of 31 December 2022, USD
0.1
bn of the USD
1.1
bn (31 December 2021: USD
0.1
bn
of the USD
0.6
bn) was held in Group Functions

– Non-core and Legacy

Portfolio.

5 Represents the principal

amount outstanding.

6 Represents the market

value of total assets.

7 Represents the

net asset value
of the investment funds sponsored

by UBS and the carrying amount

of UBS’s interests

in the investment funds

not sponsored by UBS.

The Group retains or

purchases interests in

unconsolidated SEs in

the form of direct investments,

financing, guarantees,
letters of

credit

and

derivatives,

as well

as through

management contracts.

The Group’s

maximum exposure

to loss

is
generally equal to the carrying amount of the Group’s interest in the given SE, with this subject to change over time with
market

movements.

Guarantees,

letters

of

credit

and

credit

derivatives

are

an

exception,

with

the

given

contract’s
notional amount, adjusted

for losses already incurred, representing

the maximum loss that the G

roup is exposed

to.
The

maximum

exposure

to

loss

disclosed

in

the

table

above does

not

reflect the

Group’s

risk management

activities,
including

effects

from

financial

instruments

that

may

be

used

to

economically

hedge

risks

inherent

in

the

given
unconsolidated SE or risk-reducing

effects of collateral or other credit enhancements.
In

2022

and

2021,

the

Group

did

not

provide

support,

financial

or

otherwise,

to

any

unconsolidated

SE

when

not
contractually obligated to do

so, nor does the Group have any

intention to do so

in the future.
In 2022

and

2021,

income and

expenses

from interests

in unconsolidated

SEs primarily

resulted from

mark-to-market
movements recognized

in
Other net

income

from

financial instruments

measured

at

fair value

through

profit

or

loss
,
which were generally hedged with other financial instruments, as well as fee and commission income received from UBS-
sponsored funds.
Interests in securitization vehicles
As

of

31 December

2022

and

31 December

2021,

the

Group

held

interests,

both

retained

and

acquired,

in

various
securitization vehicles that relate to

financing, underwriting,

secondary market and derivative trading

activities.
The numbers outlined in the table above may

differ from the securitization positions presented in the 31 December 2022
Pillar 3

Report,

available

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

by third parties.
›

Refer to the 31 December

2022 Pillar 3 Report,

available under “Pillar

3 disclosures” at
ubs.com/investors, for more information

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   354

Note 28

Interests in subsidiaries and other entities

(continued)
Interests in client vehicles
Client vehicles are

established predominantly for clients to gain exposure to specific assets or risk exposures. Such vehicles
may enter into derivative

agreements,

with UBS or a

third party,

to align the cash

flows of the entity with

the investor’s
intended investment objective,

or to introduce other

desired risk exposures.

As of

31 December 2022

and 31 December 2021,

the Group retained

interests in client

vehicles sponsored

by UBS and
third parties that relate to financing,

secondary market and derivative

trading activities,

and to hedge structured product
offerings.
Interests in investment funds
Investment funds have a

collective investment objective,

and are

either passively managed,

so that any decision

-making
does not have a substantive effect

on variability,

or are actively managed

and investors or their governing bodies

do not
have substantive voting or similar rights

.
The Group holds interests

in a

number of investment funds,

primarily resulting from

seed investments or in

order to hedge
structured product

offerings. In

addition to

the interests disclosed

in the table

above, the

Group manages

the assets of
various pooled investment funds and

receives fees based, in whole or

in part, on the net asset value of the fund and / or
the performance of the fund. The specific fee structure is

determined based

on various market factors and considers the
fund’s nature

and the jurisdiction of

incorporation,

as well as fee schedules

negotiated with

clients. These fee contracts
represent an interest in the fund,

as they align the Group’s exposure with investors,

providing a variable return based on
the performance

of the

entity.

Depending

on

the structure

of the

fund,

these fees

may be

collected

directly

from the
fund’s assets and

/ or from the investors. Any

amounts due

are collected on a regular

basis and are generally

backed by
the fund’s

assets. Therefore,

interest in such

funds is not

represented by

the on-balance sheet

fee receivable but

rather
by

the

future

exposure

to

variable

fees.

The

total

assets

of

such

funds

were

USD
292
bn

and

USD
370
bn

as

of
31 December 2022

and 31 December 2021,

respectively, and have been excluded

from the table above.

The Group

did
not have any material exposure

to loss from these interests as of 31

December 2022 or as of 31

December 2021.

Note 29

Changes in organization and acquisitions and disposals

of subsidiaries and

businesses

Disposals of subsidiaries and businesses
Sale of UBS Swiss Financial Advisers AG
In the

third quarter

of 2022,

UBS

completed the

sale

of its

wholly owned

subsidiary UBS

Swiss Financial

Advisers

AG
(SFA) to Vontobel. UBS continues to refer US clients that want to have discretionary portfolio management or investment
advisory services booked

in Switzerland

to Vontobel

SFA.

Upon

completion of the

sale, UBS

recorded a

pre-tax gain

of
USD
86
m in 2022, which was recognized in
Other income
.
Prior to completion of the sale, the assets and liabilities that were subject to the transaction were presented as a disposal group held

for sale within
Other non-financial assets

and
Other non-financial liabilities

(31 December 2021:

USD
446
m
and USD
475
m, respectively).
Sale of wealth management business

in Spain
UBS completed

the sale of

its domestic

wealth

management business

in Spain

to Singular

Bank in

the third

quarter of
2022. The sale

included

the transition

of employees, client

relationships, products and services

of the

wealth management
business of UBS

in Spain and resulted in a pre-tax gain of

USD
133
m in 2022, which was recognized in
Other income
.
Prior to completion of the sale, the assets and liabilities that were subject to the transaction were presented as a disposal group held

for sale within
Other non-financial assets

and
Other non-financial liabilities

(31 December 2021:

USD
647
m
and USD
823
m, respectively).
Sale of US alternative investments administration

business
In the

fourth quarter

of 2022,

UBS

sold

its US

alternative investments

administration

business

and

recorded

a pre

-tax
gain of USD
41
m gain in
Other income
.
Sale of investments in associates and

joint ventures
UBS sold its minority

investment (49%) in its Japanese real estate

joint venture, Mitsubishi Corp.-UBS Realty Inc., in 2022.
›

Refer to Note 28b

for more information
Acquisitions of subsidiaries and

businesses
Wealthfront
In August

2022, UBS and

Wealthfront mutually agreed

to terminate their

merger agreement, under

which Wealthfront
was to be acquired by UBS Americas Inc. In the third quarter of 2022, UBS purchased a USD
69.7
m note convertible into
Wealthfront shares.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   355

Note
30

Related parties

UBS defines related parties as associates (entities that

are significantly influenced by

UBS), joint ventures (entities in which
UBS shares control with another party), post

-employment benefit plans for UBS employees, key management personnel, close

family

members

of

key

management

personnel

and

entities

that

are,

directly

or

indirectly,

controlled

or

jointly
controlled

by

key

management

personnel

or

their

close

family

members.

Key

management

personnel

is

defined

as
members of the Board of Directors

(the BoD) and

Group Executive Board (the

GEB).

a) Remuneration of key

management personnel
The

Vice Chairman

of

the

BoD

has

a

specific management

employment

contract

and

receives pension

benefits

upon
retirement. Total

remuneration

of the Chairman

and the Vice Chairman

of the BoD and

all GEB members

is included in
the table below.

Remuneration of key management

personnel
USD m, except where indicated 31.12.22 31.12.21 31.12.20
Base salaries and other cash payments
1
27
31
33
Incentive awards – cash
2
17
17
18
Annual incentive award under DCCP
25
26
27
Employer’s contributions to retirement

benefit plans
2
3
3
Benefits in kind, fringe benefits (at market

value)
1
1
1
Share-based compensation
3
45
45
47
Total
118
124
129
Total (CHF m)
4
114
113
121
1 May include role-based

allowances in line

with market practice

and regulatory requirements.

2 The cash

portion may also include

blocked shares in

line with regulatory

requirements.

3 Compensation

expense
is based on the

share price on

grant date

taking into

account perform

ance conditions.

Refer to Note

27 for

more information.

For GEB

members, share

-based compensation

for 2022,

2021 and 2020

was entirely
composed of LTIP

awards. For the

Chairman of the BoD the share

-based compensation for 2022,

2021 and 2020 was

entirely composed of

UBS shares.

4 Swiss franc amounts disclosed

represent the respective

US
dollar amounts translated at

the applicable performance

award currency exchange

rates (2022: USD /

CHF
0.96
; 2021: USD / CHF
0.92
; 2020: USD / CHF
0.94
).

The independent members of the BoD

,

including the Chairman, do not have employment or service contracts with UBS,
and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their
services as independent

members of the

BoD amounted

to USD
11.1
m (CHF
10.7
m) in 2022,

USD
7.5
m (CHF
6.9
m) in
2021 and USD
7.0
m (CHF
6.6
m) in 2020.

b) Equity holdings of key management

personnel
Equity holdings of key management

personnel
1
31.12.22 31.12.21
Number of UBS Group AG shares held by members of the

BoD, GEB and parties closely

linked to them
2
3,009,686
4,597,006
1 No options were held in

2022 and 2021

by non-independent members

of the BoD and any GEB

member or any of

its related parties.

2 Excludes shares

granted under variable

compensation plans with

forfeiture
provisions.

Of the share totals above, no shares

were held by close family members of key management personnel on 31 December
2022 and 31 December 2021. No shares were held

by entities that

are directly or indirectly controlled or jointly controlled
by

key

management

personnel

or

their

close

family members

on

31 December

2022

and

31 December

2021.

As

of
31 December

2022,

no

member of

the BoD

or GEB

was the

beneficial owner

of more

than 1%

of

the shares

in UBS
Group AG.

c) Loans, advances and mortgages to

key management

personnel
The non

-independent members

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
Movements in the loan, advances and

mortgage balances are as follows.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   356

Note 30

Related parties (continued)

Loans, advances and mortgages

to key management personnel
1
USD m, except where indicated 2022 2021
Balance at the beginning of the year
34
38
Additions
8
11
Reductions
(9)
(15)
Balance at the end of the year
2
33
34
Balance at the end of the year (CHF

m)
2, 3
31
31
1 All loans are secured loans.

2 There were no

unused uncommitted credit

facilities as of 31 December

2022 and 31 December

2021.

3 Swiss franc amounts

disclosed represent the respective

US dollar amounts
translated at the relevant year-end

closing exchange

rate.

d) Other related-party

transactions with entities controlled by

key management personnel
In 202

2

and

2021, UBS

did

not enter

into transactions

with

entities that

are

directly

or

indirectly

controlled

or jointly
controlled

by

UBS’s

key

management
personnel
or

their

close

family

members

and

as

of

31

December

202
2 ,
31
December

20
21
and

31

December

20
20 ,
there

were

no

outstanding

balances

related

to

such

transactions.
Furthermore, in 202

2

and 2021, entities controlled by key management personnel

did not sell any goods or provide

any
services to

UBS,

and therefore

did

not receive

any fees

from

UBS.

UBS

also did

not provide

services to

such entities

in
2022

and 2021, and therefore also received

no fees.

e) Transactions with associates and

joint ventures
Loans to and outstanding

receivables from associates and joint

ventures
USD m 2022 2021
Carrying amount at the beginning of the year
251
630
Additions
402
133
Reductions
(438)
(497)
Foreign currency translation
1
(14)
Carrying amount at the end of the year

217
251
of which: unsecured loans and receivables
209
243
Other transactions with associates and joint

ventures
As of or for the year ended
USD m 31.12.22 31.12.21
Payments to associates and joint ventures for goods

and services received
138
157
Fees received for services provided to

associates and joint ventures
4
104
Liabilities to associates and joint ventures
90
127
Commitments and contingent liabilities to associates and

joint ventures
7
7
›

Refer to Note 28

for an overview

of investments

in associates and

joint ventures

Note 31

Invested assets and net new money

The

following

disclosures

provide

a

breakdown

of

UBS’s

invested

assets

and

a

presentation

of

their

development,
including net new money,

as required by the Swiss

Financial Market Supervisory Authority

(FINMA).

Invested assets
Invested assets

consist of

all client

assets

managed

by or

deposited with

UBS

for investment

purposes.

Invested

assets
include managed

fund assets,

managed institutional

assets,

discretionary

and

advisory wealth

management portfolios,
fiduciary deposits, time deposits, savings

accounts, and wealth management securities

or brokerage accounts. All assets
held

for

purely

transactional

purposes

and

custody-only

assets,

including

corporate

client

assets

held

for

cash
management and

transactional purposes,

are excluded

from invested

assets, as

the

Group

only administers

the assets
and does not

offer advice on

how they

should be invested.

Also excluded

are non-bankable

assets (e.g., art

collections)
and deposits from third-party

banks for funding

or trading purposes.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   357

Note 31

Invested assets and net new money

(continued)
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

UBS’s

total

invested

assets

and

net

new

money,

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

the client’s

assets were
already with UBS.

Invested assets and net new

money
As of or for the year ended
USD bn 31.12.22 31.12.21
Fund assets managed by UBS
390
419
Discretionary assets
1,440
1,705
Other invested assets
2,127
2,472
Total invested assets
1
3,957
4,596
of which: double counts
340
356
Net new money
1
68
159
1 Includes double counts.

Development of invested assets
USD bn 2022 2021
Total invested assets at the beginning

of the year
1
4,596
4,187
Net new money
68
159
Market movements
2
(595)
339
Foreign currency translation
(72)
(65)
Other effects
(40)
(24)
of which: acquisitions / (divestments)
(19)
(5)
Total invested assets at the end

of the year
1
3,957
4,596
1 Includes double counts.

2 Includes interest and

dividend income.

Note 32

Currency translation rates

The following table shows the rates

of the main currencies used to translate

the financial information of UBS’s operations
with a functional currency other

than the US dollar into US

dollars.

Closing exchange rate Average rate
1
As of For the year ended
31.12.22 31.12.21 31.12.22 31.12.21 31.12.20
1 CHF
1.08
1.10
1.05
1.09
1.07
1 EUR
1.07
1.14
1.05
1.18
1.15
1 GBP
1.21
1.35
1.23
1.37
1.29
100 JPY
0.76
0.87
0.76
0.91
0.94
1 Monthly income statement

items of operations

with a functional

currency other than

the US dollar

are translated

into US dollars

using month-end rates.

Disclosed average

rates for a

year represent

an average of
twelve month-end

rates, weighted

according to

the income

and expense

volumes

of all

operations of

the Group with

the same

functional currency

for each

month. Weighted

average rates

for individual

business
divisions may deviate from the

weighted average rates

for the Group.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   358

Note 33

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

Under Swiss GAAP

controlled entities
deemed immaterial

to a g

roup or

those held

only temporarily are

exempt from

consolidation, but

instead are

recorded
as participations accounted for under the equity

method of accounting or as financial investments

measured at the lower
of cost or market value.
2. Classification and measurement

of financial assets
Under IFRS,

debt instruments

are measured

at amortized

cost, fair

value through

other comprehensive

income (FVOCI)
or fair value

through

profit or loss

(FVTPL), depending

on the

nature of

the business

model within

which the

particular
asset is held

and the

characteristics of

the contractual

cash flows of

the asset.

Equity instruments

are accounted

for at
FVTPL by UBS. Under Swiss GAAP,

trading assets and derivatives are measured at FVTPL,

in line with IFRS. However, non-
trading debt

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

ECL approach to those exposures that are in the

ECL scope of both
frameworks, IFRS and Swiss GAAP

.
For the small

residual exposures

within the

scope of Swiss GAAP

ECL requirements, which

are not subject to

ECL under
IFRS due to classification differences,

UBS applies alternative approaches

.

–

For exposures for which Pillar 1 internal ratings-based

models are applied to measure credit risk, ECL is determined by
the regulatory expected loss (EL), with an add-on for scaling up to the residual maturity of exposures maturing beyond
the next

12

months,

as appropriate.

For detailed

information

on

regulatory EL,

refer to

the “Risk

management and
control”

section of this report.

–

For exposures

for which

the Pillar 1

standardized approach

is used

to measure

credit risk,

ECL is

determined using

a
portfolio approach

that derives

a conservative

probability of

default (PD)

and a

conservative

loss given

default (LGD)
for the entire portfolio.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   359

Note 33

Main differences between IFRS and

Swiss GAAP (continued)
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

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   Group   AG   consolidated   financial   statements   360

Note 33

Main differences between IFRS and

Swiss GAAP (continued)
9. Netting of derivative assets and

liabilities
Under IFRS, derivative assets,

derivative liabilities and related cash collateral not settled to market are reported on a gross basis

unless

the

restrictive

IFRS

netting

requirements

are

met:

(i) existence

of

master

netting

agreements

and

related
collateral arrangements

that are

unconditional

and

legally enforceable,

in both

the normal

course of

business

and the
event of default, bankruptcy or insolvency of UBS

and its counterparties; and (

ii) UBS’s intention to either settle on a

net
basis or to realize

the asset and settle

the liability simultaneously.

Under Swiss GAAP, derivative assets, derivative liabilities
and related

cash collateral not

settled to market

are generally

reported on

a net basis, provided

the master netting

and
the

related

collateral

agreements

are

legally

enforceable

in

the

event

of

default,

bankruptcy

or

insolvency

of

UBS’s
counterparties.
10. Negative interest
Under

IFRS, negative

interest

income

arising

on

a financial

asset does

not meet

the definition

of interest

income and,
therefore, negative

interest on

financial assets

and negative

interest on

financial liabilities

are presented

within interest
expense and

interest income,

respectively.

Under

Swiss GAAP,

negative interest

on financial

assets is

presented

within
interest income and negative interest

on financial liabilities is presented

within interest expense.
11. Extraordinary income

and expense
Certain non-recurring

and non

-operating income

and expense

items, such as

realized

gains or

losses from

the disposal
of participations, fixed and intangible assets, and reversals of impairments of participations and fixed assets, are classified as extraordinary items under Swiss

GAAP.

This distinction is not available under

IFRS.
▲

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   information   361
UBS AG consolidated financial information
This section

contains a

comparison of

selected financial

and

capital information

between

UBS

Group AG

consolidated
and

UBS

AG consolidated.

Information

for UBS

AG

consolidated

does

not differ

materially

from

UBS

Group

AG on

a
consolidated basis.

Comparison between UBS Group AG

consolidated and UBS AG

consolidated
The accounting policies applied under

International Financial Reporting

Standards (IFRS)

to both the UBS Group

AG and
the UBS AG consolidated

financial statements are identical.

However, there are certain scope and

presentation differences
as noted below:
–

Assets, liabilities, revenues, operating

expenses and tax expenses / (benefits) relating to

UBS Group AG and its directly
held

subsidiaries,

including

UBS

Business

Solutions

AG,

are

reflected

in

the

consolidated

financial

statements

of
UBS Group AG but not of

UBS AG. UBS AG’s assets, liabilities,

revenues and operating expenses

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
–

The

equity

of

UBS

Group

AG

consolidated

was

USD 0.3bn

higher

than

the

equity

of

UBS

AG

consolidated

as

of
31 December 2022. This difference

was mainly

driven by higher

dividends paid by UBS AG

to UBS Group AG compared
with

the

dividend

distributions

of

UBS

Group AG,

as

well

as

higher

retained

earnings

in

the

UBS Group

AG
consolidated

financial

statements,

largely

related

to

the

aforementioned

markup

charged

by

shared

services
subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the

majority of the compensation plans of the Group

and recognizes share premium for

equity-settled
awards granted. These effects were largely offset

by treasury shares acquired as part of

our share repurchase programs
and those

held to

hedge share

delivery obligations associated

with Group

compensation

plans, as

well as additional
share

premium

recognized

at

the

UBS AG

consolidated

level

related

to

the

establishment

of

UBS

Group

AG

and
UBS Business Solutions

AG, a wholly owned subsidiary of UBS

Group AG.
–

The going

concern capital

of UBS

Group AG

consolidated was

USD 3.6bn higher

than the

going concern

capital of
UBS AG

consolidated

as of

31 December 2022,

reflecting higher

common equity

tier 1 (CET1)

capital of

USD 2.5bn
and going concern loss

-absorbing additional tier 1 (AT1)

capital of USD 1.0bn.

–

The

CET1

capital

of

UBS

Group

AG

consolidated

was

USD 2.5bn

higher

than

that

of

UBS

AG

consolidated

as

of
31 December 2022, primarily

due to lower

UBS Group AG

accruals for dividends

to shareholders and USD 0.3bn

higher
UBS

Group

AG

consolidated

IFRS

equity.

The

aforementioned

factors

were

partly

offset

by

compensation-related
regulatory capital accruals at the UBS

Group AG level.

–

The going concern loss-absorbing

AT1 capital of UBS Group AG consolidated was USD 1.0bn higher than that of UBS
AG consolidated as of

31 December 2022,

mainly reflecting Deferred Contingent

Capital Plan awards granted

at the
Group

level to

eligible employees

for the

performance years

2017

to 2021,

partly offset

by four

loss-absorbing

AT1
capital instruments on-lent by UBS Group

AG to UBS AG.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   information   362

UBS AG consolidated key

figures
As of or for the year ended
USD m, except where indicated 31.12.22 31.12.21 31.12.20
Results
Total revenues

34,915

35,828

33,474
Credit loss expense / (release)

29

(148)

695
Operating expenses

25,927

27,012

25,081
Operating profit / (loss) before tax

8,960

8,964

7,699
Net profit / (loss) attributable to shareholders

7,084

7,032

6,196
Profitability and growth
1
Return on equity (%)

12.6

12.3

10.9
Return on tangible equity

(%)

14.2

13.9

12.4
Return on common equity tier 1 capital (%)

16.8

17.6

16.6
Return on leverage ratio denominator,

gross (%)
2

3.4

3.4

3.4
Cost / income ratio (%)

74.3

75.4

74.9
Net profit growth (%)

0.7

13.5

56.3
Resources
1
Total assets

1,105,436

1,116,145

1,125,327
Equity attributable to shareholders

56,598

58,102

57,754
Common equity tier 1 capital
3

42,929

41,594

38,181
Risk-weighted assets
3

317,823

299,005

286,743
Common equity tier 1 capital ratio (%)
3

13.5

13.9

13.3
Going concern capital ratio (%)
3

17.2

18.5

18.3
Total loss-absorbing capacity ratio (%)
3

32.0

33.3

34.2
Leverage ratio denominator
2,3

1,029,561

1,067,679

1,036,771
Common equity tier 1 leverage ratio

(%)
2,3

4.17

3.90

3.68
Other
Invested assets (USD bn)
4

3,957

4,596

4,187
Personnel (full-time equivalents)

47,628

47,067

47,546
1 Refer to the “Targets,

aspirations and

capital guidance” section of this

report for more information

about our performance measurement.

2 Leverage ratio denominators

and leverage ratios for

year 2020 do not
reflect the

effects of the temporary

exemption that

applied from

25 March 2020

until 1 January

2021 and was

granted by FINMA

in connection

with COVID

-19. Refer to the

“Regulatory and

legal developments”
section of our Annual Report 2020

for more information.

3 Based on the Swiss

systemically relevant bank

framework as

of 1 January 2020. Refer

to the “Capital, liquidity and funding,

and balance sheet”

section
of this report for more information.

4 Consists of invested assets

for Global Wealth Management,

Asset Management and

Personal & Corporate

Banking. Refer to “Note 31 Invested

assets and net new money”

in
the “Consolidated financial statements”

section of this report for

more information.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   information   363

Comparison between

UBS Group AG consolidated

and UBS AG consolidated
As of or for the year ended 31.12.22 As of or for the year ended 31.12.21
USD m, except where indicated
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
UBS Group AG
consolidated
UBS AG
consolidated
Difference
(absolute)
Income statement
Total revenues

34,563

34,915

(353)

35,393

35,828

(434)
Credit loss expense / (release)

29

29

0

(148)

(148)

0
Operating expenses

24,930

25,927

(997)

26,058

27,012

(955)
Operating profit / (loss) before tax

9,604

8,960

644

9,484

8,964

520
of which: Global Wealth Management

4,977

4,894

83

4,783

4,706

77
of which: Personal & Corporate Banking

1,812

1,790

21

1,731

1,726

4
of which: Asset Management

1,397

1,396

1

1,030

1,023

7
of which: Investment Bank

1,897

1,839

58

2,630

2,592

38
of which: Group Functions

(480)

(960)

480

(689)

(1,083)

394
Net profit / (loss)

7,661

7,116

546

7,486

7,061

425
of which: net profit / (loss) attributable to shareholders

7,630

7,084

546

7,457

7,032

425
of which: net profit / (loss) attributable to non

-controlling interests

32

32

0

29

29

0
Statement of comprehensive

income
Other comprehensive income

(4,494)

(4,396)

(98)

(2,367)

(2,235)

(131)
of which: attributable to shareholders

(4,481)

(4,383)

(98)

(2,351)

(2,220)

(131)
of which: attributable to non-controlling

interests

(14)

(14)

0

(16)

(16)

0
Total comprehensive income

3,167

2,719

448

5,119

4,826

293
of which: attributable to shareholders

3,149

2,701

448

5,106

4,813

293
of which: attributable to non-controlling

interests

18

18

0

13

13

0
Balance sheet
Total assets

1,104,364

1,105,436

(1,072)

1,117,182

1,116,145

1,037
Total liabilities

1,047,146

1,048,496

(1,349)

1,056,180

1,057,702

(1,522)
Total equity

57,218

56,940

278

61,002

58,442

2,559
of which: equity attributable to shareholders

56,876

56,598

278

60,662

58,102

2,559
of which: equity attributable to non

-controlling interests

342

342

0

340

340

0
Capital information
Common equity tier 1 capital

45,457

42,929

2,528

45,281

41,594

3,687
Going concern capital

58,321

54,770

3,551

60,488

55,434

5,054
Risk-weighted assets

319,585

317,823

1,762

302,209

299,005

3,204
Common equity tier 1 capital ratio (%)

14.2

13.5

0.7

15.0

13.9

1.1
Going concern capital ratio (%)

18.2

17.2

1.0

20.0

18.5

1.5
Total loss-absorbing capacity ratio (%)

33.0

32.0

0.9

34.7

33.3

1.3
Leverage ratio denominator

1,028,461

1,029,561

(1,100)

1,068,862

1,067,679

1,183
Common equity tier 1 leverage ratio

(%)

4.42

4.17

0.25

4.24

3.90

0.34

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   information   364
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
Management’s assessment of internal control

over financial reporting as

of 31 December
2022
UBS

AG

management

has

assessed

the

effectiveness

of

UBS

AG’s

internal

control

over

financial

reporting

as

of
31 December

2022

based

on

the

criteria set

forth

by

the

Committee

of

Sponsoring

Organizations

of

the

Treadway
Commission

(COSO)

in

Internal

Control
–
Integrated

Framework

(2013

Framework).

Based

on

this

assessment,
management believes that, as of 31

December 2022,

UBS AG’s internal control over financial re

porting was effective.
The effectiveness of UBS AG’s internal control

over financial reporting as

of 31 December 2022 has

been audited by Ernst
& Young

Ltd, UBS

AG’s independent

registered public accounting

firm, as stated

in their
Report of the independent
registered public accounting firm on internal control over financial reporting,

which

expresses

an

unqualified
opinion on the effectiveness of UBS

AG’s internal control over financial

reporting as of 31

December 2022.

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
www.ey.com/ch

Report of Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited UBS AG and subsidiaries' internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, UBS AG and subsidiaries ("the Group") maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2022, and the related notes and our report dated 3 March 2023 expressed an unqualified opinion thereon.

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

Ernst & Young Ltd

Ernst & Young Ltd
Basel, 3 March 2023

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   information   365

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
www.ey.com/ch

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UBS AG and subsidiaries ("the Group") as of 31 December 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2022, and the related notes to the consolidated financial statements, including the information identified as "audited" as described in Note 1 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 3 March 2023 expressed an unqualified opinion thereon.

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

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   information   366

Building a better working world

2

Valuation of complex or illiquid instruments at fair value

Description of the Matter	At 31 December 2022, as explained in Notes 1 and 20 to the consolidated financial statements, the Group held financial assets and liabilities measured at fair value of USD 341,858 million and USD 333,382 million, including financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets at fair value not held for trading, debt issued designated at fair value, and other financial liabilities designated at fair value. In determining the fair value of these financial instruments, the Group used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required significant management judgment. Auditing management's judgments and assumptions used in the estimation of the fair value of these instruments was complex due to the highly judgmental nature of valuation techniques, key modelling assumptions and significant unobservable inputs. Auditing the valuation of complex or illiquid instruments at fair value included consideration of any incremental risks arising from the impact of current macroeconomic influences on valuation techniques and inputs, such as geopolitics, inflation, and the ongoing COVID-19 pandemic. The valuation techniques that required especially complex judgement were comprised of discounted cash flow and earnings-based valuation techniques. Highly judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the associated extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, volatility, and correlation.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instruments valuation processes, including controls over market data inputs, model and methodology governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models, as outlined above, by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of specialists. We used independent models and inputs, and compared inputs to available market data among other procedures. We also independently challenged key judgments in relation to a sample of fair value adjustments. We also assessed management's disclosures regarding fair value measurement (within Notes 1 and 20 to the consolidated financial statements).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   information   367

EY
Building a better working world

3

Recognition of deferred tax assets

Description of the Matter	At 31 December 2022, the Group's deferred tax assets ("DTA") were USD 9,354 million (see Note 8 to the consolidated financial statements). DTAs are recognized to the extent it is probable that taxable profits will be available, against which, the applicable deductible temporary differences or the carryforward of unused tax losses within the loss carryforward period can be utilized. There is significant judgment exercised when estimating future taxable income that is not based on the reversal of taxable temporary differences. Management's estimate of future taxable profits is based on its strategic plan that is sensitive to the assumptions made in estimating future taxable income. Auditing management's assessment of the recognition of the Group's DTAs was complex due to the highly judgmental nature of estimating future taxable profits over the life of underlying tax loss carryforwards. Estimating future profitability is inherently subjective as it is sensitive to future economic, market and other conditions, which are difficult to predict, such as the impact of geopolitics, inflation, interest rates, and the ongoing COVID-19 pandemic. Specifically, some of the more subjective key macro-economic assumptions used included gross domestic product growth rates, equity market performance, and interest rate expectations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over DTA valuation, which included the assumptions used in developing the strategic plans and estimating future taxable income. We assessed the completeness and accuracy of the data used for the estimations of future taxable income. This included recalculating the outputs of models applied to the recognition process for DTAs. We involved specialists to assist in assessing the key economic assumptions embedded in the strategic plans. We compared key assumptions used to forecast future taxable income to externally available historical and prospective data and assumptions, and assessed the sensitivity of the outcomes using reasonably possible changes in assumptions. We also assessed management's disclosure regarding recognized and unrecognized deferred tax assets (within Note 8 to the consolidated financial statements).

Expected credit losses

Description of the Matter	At 31 December 2022, the Group's allowances and provisions for expected credit losses ("ECL") were USD 1,091 million. As explained in Notes 1, 9 and 19 to the consolidated financial statements, ECL is recognized for financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, fee and lease receivables, financial guarantees and irrevocable loan commitments. ECL is also recognized on the undrawn portion of revolving revocable credit lines, which include the Group's credit card limits and master credit facilities. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for impairment (stage 3), as well

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   information   368

EY
Building a better working world

4

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

Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their probability weightings, and the credit risk models used to estimate stage 1 and stage 2 ECL. The geopolitical tensions and macroeconomic developments during 2022, such as the Russian invasion into Ukraine, US/China developments, inflation, including emerging stagflation risks and monetary policy challenges, and continued restrictions in certain locations due to the ongoing COVID-19 pandemic contribute to further uncertainty, and as a consequence additional complexity in estimating ECL. As a result, the ECL estimation requires higher management judgement, specifically within the following two areas: (i) scenario selection, including assumptions about the scenario severity, the possible geopolitical developments and macroeconomic and market developments and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights and post-model adjustments; and, (ii) credit risk models, since the output from historic data based models may not be indicative of current or future conditions.

Additionally, auditing the measurement of individual ECL for stage 3 was complex due to the high degree of judgment involved in management's process for estimating ECL based on assumptions. These assumptions take into account expected future cash flows from collateral and other credit enhancements or expected payouts from bankruptcy proceedings for unsecured claims and, where applicable, time to realization of collateral and the seniority of claims.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and related post-model adjustment. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the post-model adjustments by considering management's governance process, assumptions used and sensitivity analysis.

We also obtained an understanding, evaluated the design and tested the operating effectiveness of controls over credit risk models used in the ECL estimate, including controls over the completeness and accuracy of model input data, calculation logic, and output data used in the overall ECL calculation. With the support of specialists, on a sample basis, we performed an evaluation of management's models and tested the model outcomes by inspecting model documentation, reperforming model calculations, and comparing data used as inputs to management's forecast to external sources, among other procedures.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   information   369

5

For the measurement of stage 3, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process, including an evaluation of the assumptions used by management regarding the future cash flows from debtors' continuing operations and/or the liquidation of collateral. Supported by specialists in certain areas, we additionally tested collateral valuation, cash flow assumptions and exit strategies by performing inquiries of management, inspecting underlying documents, such as loan contracts, financial statements, covenants, budgets and business plans, and by re-performing discounted cash flow calculations among other procedures, on a sample basis.

We also assessed management's disclosures regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (within Notes 1, 9 and 19 to the consolidated financial statements).

Ernst & Young Ltd

Ernst & Young Ltd

We have served as the Group's auditor since 1998.

Basel, Switzerland

3 March 2023

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   information   370

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   371
UBS AG consolidated financial statements
Primary financial statements and share information
Audited |
Income statement
For the year ended
USD m Note 31.12.22 31.12.21 31.12.20
Interest income from financial instruments measured

at amortized cost and fair value through
other comprehensive income 3
11,803
8,534
8,816
Interest expense from financial instruments measured

at amortized cost
3
(6,696)
(3,366)
(4,333)
Net interest income from financial instruments measured

at fair value through profit or

loss and other
3
1,410
1,437
1,305
Net interest income 3
6,517
6,605
5,788
Other net income from financial instruments measured

at fair value through profit or

loss
3
7,493
5,844
6,930
Fee and commission income 4
20,846
24,422
20,982
Fee and commission expense 4
(1,823)
(1,985)
(1,775)
Net fee and commission income 4
19,023
22,438
19,207
Other income 5
1,882
941
1,549
Total revenues
34,915
35,828
33,474
Credit loss expense / (release) 19
29
(148)
695
Personnel expenses 6
15,080
15,661
14,686
General and administrative expenses 7
9,001
9,476
8,486
Depreciation, amortization and impairment of non

-financial assets
11,12
1,845
1,875
1,909
Operating expenses
25,927
27,012
25,081
Operating profit / (loss) before

tax
8,960
8,964
7,699
Tax expense / (benefit)

8
1,844
1,903
1,488
Net profit / (loss)
7,116
7,061
6,211
Net profit / (loss) attributable to non-controlling

interests
32
29
15
Net profit / (loss) attributable to shareholders
7,084
7,032
6,196

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   372

Statement of comprehensive

income
For the year ended
USD m Note 31.12.22 31.12.21 31.12.20
Comprehensive income attributable

to shareholders
Net profit / (loss)
7,084
7,032
6,196
Other comprehensive income that

may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related

to net assets of foreign operations,

before tax
(869)
(1,046)
2,040
Effective portion of changes in fair value of hedging

instruments designated as net investment hedges,

before tax
319
492
(938)
Foreign currency translation differences on foreign

operations reclassified to the

income statement
32
(1)
(7)
Effective portion of changes in fair value of hedging

instruments designated as net investment hedges reclassified to
the income statement
(4)
10
2
Income tax relating to foreign currency

translations, including the effect of net investment

hedges
4
35
(67)
Subtotal foreign currency translation, net

of tax
(519)
(510)
1,030
Financial assets measured at

fair value through other comprehensive

income
Net unrealized gains / (losses), before tax
(440)
(203)
223
Net realized (gains) / losses reclassified to the income

statement from equity
1
(9)
(40)
Reclassification of financial assets to Other financial assets measured at amortized cost
1
449
Income tax relating to net unrealized gains / (losses)
(3)
55
(48)
Subtotal financial assets measured at fair value through

other comprehensive income, net of tax
6
(157)
136
Cash flow hedges of interest rate

risk
25
Effective portion of changes in fair value of derivative

instruments designated as cash flow hedges,

before tax
(5,758)
(992)
2,012
Net (gains) / losses reclassified to the income statement

from equity
(159)
(1,073)
(770)
Income tax relating to cash flow hedges
1,124
390
(231)
Subtotal cash flow hedges, net of tax
(4,793)
2
(1,675)
1,011
Cost of hedging 25
Cost of hedging, before tax
45
(32)
(13)
Income tax relating to cost of hedging

0
6
0
Subtotal cost of hedging, net of tax
45
(26)
(13)
Total other comprehensive

income that may be reclassified to

the income statement, net of tax
(5,260)
(2,368)
2,165
Other comprehensive income that will not

be reclassified to the income statement
Defined benefit plans 26
Gains / (losses) on defined benefit plans, before

tax
40
133
(222)
Income tax relating to defined benefit plans
41
(31)
88
Subtotal defined benefit plans, net of tax
81
102
(134)
Own credit on financial liabilities designated

at fair value
20
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
867
46
(293)
Income tax relating to own credit on

financial liabilities designated at fair value
(71)
0
0
Subtotal own credit on financial liabilities designated

at fair value, net of tax
796
46
(293)
Total other comprehensive

income that will not be reclassified to the

income statement, net of tax
877
148
(427)
Total other comprehensive

income
(4,383)
(2,220)
1,738
Total comprehensive

income attributable to shareholders
2,701
4,813
7,934
Comprehensive income attributable

to non-controlling interests
Net profit / (loss)
32
29
15
Total other comprehensive

income that will not be reclassified to the

income statement, net of tax
(14)
(16)
21
Total comprehensive

income attributable to non-controlling interests
18
13
36
Total

comprehensive income

Net profit / (loss)
7,116
7,061
6,211
Other comprehensive income

(4,396)
(2,235)
1,759
of which: other comprehensive income that may be reclassified to the income statement
(5,260)
(2,368)
2,165
of which: other comprehensive income that will not be

reclassified to the income statement
864
132
(406)
Total comprehensive

income

2,719
4,826
7,970
1 Effective 1 April 2022, a

portfolio of assets

previously classified as

Financial assets measured

at fair value through

other

comprehensive income

was reclassified

to Other financial

assets measured at

amortized cost.
Refer to Note 1b for more information.

2 Mainly reflects net unrealized

losses on US dollar

hedging derivatives resulting

from significant increases in

the relevant US

dollar long-term interest rates.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   373

Balance sheet
USD m Note
31.12.22
31.12.21
Assets
Cash and balances at central banks
169,445
192,817
Loans and advances to banks 9
14,671
15,360
Receivables from securities financing transactions

measured at amortized cost
9, 21
67,814
75,012
Cash collateral receivables on derivative

instruments
9, 21
35,033
30,514
Loans and advances to customers 9
390,027
398,693
Other financial assets measured at amortized cost 9, 13a
53,389
26,236
Total financial assets

measured at amortized cost
730,379
738,632
Financial assets at fair value held for trading 20
108,034
131,033
of which: assets pledged as collateral that may be

sold or repledged by counterparties
36,742
43,397
Derivative financial instruments 10, 20, 21
150,109
118,145
Brokerage receivables 20
17,576
21,839
Financial assets at fair value not held for trading 20
59,408
59,642
Total financial assets

measured at fair value through profit or

loss
335,127
330,659
Financial assets measured at

fair value through other comprehensive

income
19, 20
2,239
8,844
Investments in associates 28b
1,101
1,243
Property, equipment

and software
11
11,316
11,712
Goodwill and intangible assets 12
6,267
6,378
Deferred tax assets 8
9,354
8,839
Other non-financial assets 13b
9,652
9,836
Total assets
1,105,436
1,116,145
Liabilities
Amounts due to banks

11,596
13,101
Payables from securities financing

transactions measured at amortized cost
21
4,202
5,533
Cash collateral payables on derivative instruments 21
36,436
31,801
Customer deposits 14
527,171
544,834
Funding from UBS Group AG measured at amortized

cost
14b
56,147
57,295
Debt issued measured at amortized cost 16
59,499
82,432
Other financial liabilities measured at amortized cost 18a
10,391
9,765
Total financial liabilities measured

at amortized cost
705,442
744,762
Financial liabilities at fair value held for trading 20
29,515
31,688
Derivative financial instruments 10, 20, 21
154,906
121,309
Brokerage payables designated at

fair value
20
45,085
44,045
Debt issued designated at fair value 15, 20
71,842
71,460
Other financial liabilities designated at fair value 18b, 20
32,033
32,414
Total financial liabilities measured

at fair value through profit or

loss
333,382
300,916
Provisions 17a
3,183
3,452
Other non-financial liabilities 18c
6,489
8,572
Total liabilities
1,048,496
1,057,702
Equity
Share capital
338
338
Share premium
24,648
24,653
Retained earnings
31,746
27,912
Other comprehensive income recognized

directly in equity, net of tax
(133)
5,200
Equity attributable to shareholders
56,598
58,102
Equity attributable to non-controlling

interests
342
340
Total equity
56,940
58,442
Total liabilities and

equity
1,105,436
1,116,145

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   374

Statement of changes

in equity
USD m
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
18
Share of changes in retained earnings of associates and joint ventures
1
New consolidations / (deconsolidations) and other

increases / (decreases)
4
182
Total comprehensive income for the year
7,180
of which: net profit / (loss)
7,032
of which: OCI, net of tax
148
Balance as of 31 December 2021
338
24,653
27,912
Premium on shares issued and warrants exercised
(14)
2
Tax (expense) / benefit
5
Dividends
(4,200)
Translation effects recognized

directly in retained earnings
69
Share of changes in retained earnings of associates and joint ventures
0
New consolidations / (deconsolidations) and other

increases / (decreases)
4
3
Total comprehensive income for the year
7,961
of which: net profit / (loss)
7,084
of which: OCI, net of tax
877
Balance as of 31 December 2022
338
24,648
31,746
1 Excludes other comprehensive

income related to defined

benefit plans and own credit, which

is recorded directly

in Retained earnings.

2 Includes decreases

related to recharges

by UBS Group AG for share

-based
compensation awards granted to employees

of UBS AG or its subsidiaries.

3 Mainly relates to the establishment

of a banking partnership with Banco

do Brasil. In 2020, UBS AG

issued a
49.99
% stake in UBS Brasil
Serviços in exchange for

exclusive access to

Banco do Brasil’s

corporate clients.

Upon completion of the

transaction in 2020,

equity attributable

to non-controlling interests

increased by USD
115
m, with no material
effect on equity attributable to

shareholders.

4 Includes the effects

related to the launch of

UBS AG’s new operational

partnership entity with

Sumitomo Mitsui Trust

Holdings, Inc in

2021.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   375

Other comprehensive

income recognized

directly in equity,

net of tax
1
of which:

foreign currency

translation
of which:

financial assets at
fair value through OCI
of which:

cash flow

hedges
Total equity

attributable to

shareholders
Non-controlling

interests Total equity
5,306
4,032
14
1,260
53,722
174
53,896
(4)
(4)
1
1
(3,848)
(6)
(3,854)
49
0
49
0
0
(40)
(40)
65
65
(12)
115
103
2,165
1,030
136
1,011
7,934
36
7,970
6,196
15
6,211
2,165
1,030
136
1,011
1,738
21
1,759
7,585
5,126
151
2,321
57,754
319
58,073
(7)
(7)
(102)
(102)
(4,539)
(4)
(4,542)
(18)
0
(18)
0
0
1
1
182
12
193
(2,368)
(510)
(157)
(1,675)
4,813
13
4,826
7,032
29
7,061
(2,368)
(510)
(157)
(1,675)
(2,220)
(16)
(2,235)
5,200
4,617
(7)
628
58,102
340
58,442
(14)
(14)
5
5
(4,200)
(9)
(4,209)
(69)
0
(69)
0
0
0
0
(3)
(3)
4
(7)
(3)
(5,260)
(519)
6
(4,793)
2,701
18
2,719
7,084
32
7,116
(5,260)
(519)
6
(4,793)
(4,383)
(14)
(4,396)
(133)
4,098
(4)
(4,234)
56,598
342
56,940

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   376

Share information and earnings per

share
Ordinary share capital
As of 31 December 2022,

UBS AG had
3,858,408,466

issued shares (31 December 2021:
3,858,408,466

shares) with a
nominal value

of

CHF
0.10

each, leading

to a

share

capital of

CHF
385,840,846.60
. The

shares

were

entirely held

by
UBS Group AG.
Following revisions to Swiss Corporate

Law that are effective

from 1 January 2023,

the Board of Directors (the

BoD) will
propose

at

the

2023

Annual

General

Meeting

(the

AGM)

that

the

shareholders

approve

the

conversion

of

the

share
capital currency

of UBS

AG from

the Swiss

franc to

the US

dollar.

This would

align the

share

capital currency

with the
financial statement

presentation

currency of

UBS

AG.

If the

change

is

approved,

the share

capital of

UBS

AG

will be
slightly reduced

to a nominal

value per share

of USD
0.10

(from CHF
0.10

currently), with the

amount of the

reduction
allocated to the capital contribution reserve (presented

as
Share premium

in the consolidated financial statements). Total
equity reported for UBS AG consolidated

will not change.
Conditional share capital
As of 31 December 2022,

the following conditional share capital was available

to UBS AG’s BoD:

–

A maximum of

CHF
38,000,000

represented by

up to
380,000,000

fully paid registered

shares with

a nominal value
of CHF
0.10

each, to

be issued

through

the voluntary

or mandatory

exercise of

conversion

rights and

/ or

warrants
granted in

connection with

the issuance

of bonds or

similar financial instruments

on national

or international

capital
markets. This

conditional

capital

allowance

was

approved

at

the AGM of

UBS AG

on 14

April 2010.

The BoD

has
not made use of such

allowance.
Authorized share capital
UBS AG had no authorized

capital available to issue on 31

December 2022.
Earnings per share
In 2015, UBS

AG shares were

delisted from

the SIX Swiss

Exchange and the

New York Stock

Exchange. As of

31 December
2022,
100
% of UBS AG’s

issued shares were held by UBS Group AG

and therefore were not publicly traded.

Accordingly,
earnings per share information

is not provided for UBS AG.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   377

Statement of cash flows
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Cash flow from / (used in)

operating activities
Net profit / (loss)
7,116
7,061
6,211
Non-cash items included in net

profit and other adjustments:
Depreciation, amortization and impairment of non

-financial assets
1,845
1,875
1,909
Credit loss expense / (release)
29
(148)
695
Share of net profits of associates and joint ventures and

impairment related to associates
(32)
(105)
(84)
Deferred tax expense / (benefit)
491
432
355
Net loss / (gain) from investing activities
(1,515)
(230)
(698)
Net loss / (gain) from financing activities
(16,587)
100
3,246
Other net adjustments
5,792
3,790
(8,061)
Net change in operating

assets and liabilities:
Loans and advances to banks and amounts due

to banks
(1,088)
2,148
3,586
Securities financing transactions measured at amortized

cost
4,444
(2,316)
9,588
Cash collateral on derivative instruments
73
(3,311)
(3,486)
Loans and advances to customers and customer

deposits
(7,756)
2,406
18,934
Financial assets and liabilities at fair value held

for trading and derivative financial

instruments
8,173
(10,635)
11,326
Brokerage receivables and payables
6,019
8,115
(5,199)
Financial assets at fair value not held for trading

and other financial assets and liabilities
5,557
19,793
392
Provisions and other non-financial assets and liabilities
(437)
2,617
(1,213)
Income taxes paid, net of refunds
(1,495)
(1,026)
(919)
Net cash flow from / (used in) operating

activities
10,630
30,563
36,581
Cash flow from / (used in)

investing activities
Purchase of subsidiaries, associates and intangible assets
(3)
(1)
(46)
Disposal of subsidiaries, associates and intangible

assets
1,729
1
593
674
Purchase of property,

equipment and software
(1,478)
(1,581)
(1,573)
Disposal of property, equipment

and software
161
295
364
Purchase of financial assets measured at fair value through

other comprehensive income
(4,783)
(5,802)
(6,290)
Disposal and redemption of financial assets measured at

fair value through other comprehensive

income
4,084
5,052
4,530
Net (purchase) / redemption of debt securities measured at amortized cost
(11,993)
(415)
(4,166)
Net cash flow from / (used in)

investing activities
(12,283)
(1,860)
(6,506)
Table

continues below.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   378

Statement of cash flows

(continued)
Table

continued from above.
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Cash flow from / (used in)

financing activities
Net short-term debt issued / (repaid)
(12,249)
(3,093)
23,845
Distributions paid on UBS AG shares
(4,200)
(4,539)
(3,848)
Issuance of debt designated at fair value and long

-term debt measured at amortized cost
2
79,457
98,619
80,153
Repayment of debt designated at fair value and

long-term debt measured at amortized cost
2
(67,670)
(79,799)
(87,099)
Net cash flows from other financing activities
(595)
(261)
(553)
Net cash flow from / (used in)

financing activities
(5,257)
10,927
12,498
Total

cash flow
Cash and cash equivalents at the beginning

of the year
207,755
173,430
119,804
Net cash flow from / (used in) operating, investing

and financing activities
(6,911)
39,630
42,573
Effects of exchange rate differences on cash and

cash equivalents
(5,645)
(5,306)
11,053
Cash and cash equivalents at the end

of the year
3
195,200
207,755
173,430
of which: cash and balances at central banks
4
169,363
192,706
158,088
of which: loans and advances to banks
13,329
13,822
13,928
of which: money market paper
5
12,508
1,227
1,415
Additional information
Net cash flow from / (used in) operating activities

includes:
Interest received in cash
15,730
11,170
11,929
Interest paid in cash
8,315
4,802
6,414
Dividends on equity investments, investment

funds and associates received in cash
6
1,907
2,531
1,901
1 Includes cash

proceeds from

the sales

of: UBS

AG’s shareholding

in Mitsubishi

Corp.-UBS

Realty Inc.;

UBS AG’s

wholly owned

subsidiary

UBS Swiss

Financial Advisers

AG; UBS

AG’s

US alternative

investments
administration business; and

UBS AG’s domestic weal

th management business in Spain.

Refer to Note 29 for more information.

Also includes dividends received

from associates.

2 Includes funding from UBS

Group
AG measured at

amortized cost

(recognized in

Funding from

UBS Group AG

measured at amortized

cost in the

balance sheet)

and measured

at fair

value (recognized

in Other financial

liabilities designated

at fair
value in the balance

sheet).

3 USD
4,253
m, USD
3,408
m and USD
3,828
m of cash and cash

equivalents (mainly

reflected in

Loans and advances

to banks) were

restricted as of

31 December 2022, 31

December
2021 and 31 December

2020, respectively.

Refer to Note

22 for more

information.

4 Includes

only balances with

an original

maturity of

three months

or less.

5 Money

market paper

is included in

the balance
sheet under

Financial

assets at

fair value

held for

trading (31

December

2022: USD
2
m; 31

December

2021: USD
20
m; 31

December

2020:

USD
117
m), Financial

assets

measured at

fair value

through

other
comprehensive income (31 December

2022: USD
0
m; 31 December 2021: USD
0
m; 31 December 2020: USD
178
m), Financial assets at fair value not held

for trading (31 December 2022:

USD
6,048
m; 31 December
2021: USD
1,066
m; 31 December 2020:

USD
536
m), and Other financial assets

measured at amortized cost (31

December 2022:

USD
6,459
m; 31 December 2021: USD
141
m; 31 December 2020: USD
584
m).

6
Includes dividends received from associates

reported within Net cash

flow from / (used in)

investing activities.

Changes in liabilities

arising from financing

activities
USD m
Debt issued
measured at
amortized cost
of which:
short-term
1
of which:
long-term
2
Debt issued
designated at fair
value
Over-the-
counter debt
instruments
3
Funding from
UBS Group
AG
4
Total
Balance as of 1 January 2021
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
71,460
2,128
59,635
215,655
Cash flows
(19,390)
(12,249)
(7,141)
13,277
(251)
5,903
(461)
Non-cash changes
(3,543)
(1,173)
(2,370)
(12,895)
(193)
(7,595)
(24,225)
of which: foreign currency translation
(2,233)
(1,173)
(1,061)
(1,405)
(113)
(1,285)
(5,036)
of which: fair value changes
(11,490)
(80)
(1,060)
(12,629)
of which: hedge accounting

and other effects
(1,310)
(1,310)
(5,250)
(6,560)
Balance as of 31 December 2022
59,499
29,676
29,823
71,842
1,684
57,943
190,968
1 Debt with an original contractual maturity

of less than one year.

2 Debt with an original maturity

greater than or equal to one year.

The classification of

debt issued into short-term and long-term does

not consider
any early redemption

features.

3 Included

in balance

sheet line

Other financial

liabilities designated

at fair

value.

4 Includes

funding from

UBS Group AG

measured at

amortized cost

(refer to

Note 14b)

and
measured at fair value (refer

to Note 18b).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   379
Notes to the UBS AG consolidated financial

statements
Note 1

Summary of material accounting policies
The following table

provides an overview of

information included

in this Note.

380
a)

Material accounting policies

380
Basis of accounting
380
1)

Consolidation

380
2)

Financial instruments

380
a.

Recognition

381
b.

Classification, measurement and presentation

385
c.

Loan commitments and financial guarantees

385
d.

Interest income and expense

385
e.

Derecognition

385
f.

Fair value of financial instruments

386
g.

Allowances and provisions for expected credit
losses

389
h.

Restructured and modified financial assets

389
i.

Offsetting

390
j.

Hedge accounting

390
3)

Fee and commission income and expenses

391
4)

Share-based and other deferred compensation plans

392
5)

Post-employment benefit plans

392
6)

Income taxes

393
7)

Property, equipment and software

393
8)

Goodwill

393
9)

Provisions and contingent liabilities

394
10)

Foreign currency translation

394
11)

Contracts on UBS Group AG shares

395
b)

Changes in accounting policies, comparability
and other adjustments

395
c)

International Financial Reporting Standards and
Interpretations to be adopted in 2023 and later
and other changes

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   380

Note 1

Summary of material accounting policies

(continued)

a) Material accounting policies
This Note

describes the material

accounting

policies applied

in the preparation

of the consolidated

financial statements
(the Financial Statements) of UBS AG and its subsidiaries (UBS AG).

On 23 February 2023, the Financial Statements were
authorized for issue by the Board

of Directors (the BoD).

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

Critical accounting estimates and judgments
Preparation of these

Financial

Statements under

IFRS requires

management to

apply judgment

and make

estimates

and assumptions that

affect reported

amounts
of assets, liabilities, income and expenses and disclosure,

of contingent assets and liabilities, and may involve significant uncertainty at the time they are made.
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

to Note 19);
–

fair value measurement (refer

to item 2f in this Note and to

Note 20);
–
income taxes (refer to item

6 in this Note and to Note 8);
–
provisions and contingent liabilities

(refer to item 9 in this Note and to Note

17);
–
post-employment benefit plans

(refer to item 5 in this Note and to Note 2

6);
–
goodwill (refer

to item 8 in this Note and to Note 12); and
–

consolidation of structured

entities (refer to item 1 in this

Note and to Note 28).

1) Consolidation
The

Financial

Statements

include

the

financial

statements

of

the

UBS

AG

and

its

subsidiaries,

presented

as

a

single
economic entity;

intercompany transactions

and balances

have been eliminated.

UBS AG

consolidates all entities

that it
controls,

including

structured

entities (SEs),

which

is the

case when

it has

:

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

is g

ained

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

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   381

Note 1

Summary of material accounting policies

(continued)
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

recognized on the balance

sheet
if, through

contractual agreement, regulation

or practice,

UBS AG

neither obtains

benefits from nor

controls such

cash
balances.
b. Classification, measurement and

presentation
Financial assets

Where the contractual

terms of a

debt instrument

result in cash

flows that are

solely payments of principal

and interest
(SPPI) on

the principal amount

outstanding,

the debt

instrument is

classified as measured

at amortized

cost if it

is held
within a business model that has an objective of holding financial assets to collect contractual cash flows, or at fair value
through other

comprehensive income

(FVOCI) if it

is held

within a

business model

with the objective being

achieved by
both collecting contractual cash flows

and selling financial assets.

All other

financial assets

are measured

at fair

value

through

profit or

loss (

FVTPL), including

those

held

for trading

or
those

managed

on

a

fair value

basis,

except

for

derivatives

designated

in

a

hedge

relationship,

in

which

case

hedge
accounting requirements apply (refer to item

2j in this Note for more information).

Business model assessment and

contractual cash flow characteristics

UBS

AG determines

the nature

of a

business

model by

considering

the way

financial assets

are managed

to achieve

a
particular business objective.

In assessing whether contractual

cash flows are SPPI, the

UBS AG considers whether the

contractual terms of the

financial
asset

contain

a

term

that

could

change

the

timing

or

amount

of

contractual

cash

flows

arising

over

the

life

of

the
instrument. This assessment includes

contractual cash flows that

may vary due to environmental,

social and governance
(ESG) triggers.
Financial liabilities

Financial liabilities measured at amortized

cost

Financial liabilities

measured at

amortized cost

include
Debt issued

measured at

amortized cost

and
Funding from

UBS
Group

AG

measured

at

amortized

cost
.

The

latter

includes

contingent

capital

instruments

issued

to

UBS

Group

AG
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

through profit or loss

UBS AG designates certain

issued debt instruments as financial

liabilities at fair value through

profit or loss, on the

basis
that such financial instruments include non

-closely-related embedded derivatives that

significantly impact the cash flows
of the instrument

and /

or are

managed on

a fair value

basis (refer

to the table

below for

more information).

Financial
instruments

including

embedded

derivatives

arise

predominantly

from

the

issuance

of

certain

structured

debt
instruments.

Measurement and presentation

After initial

recognition,

UBS

AG classifies,

measures

and

presents

its financial

assets

and

liabilities in

accordance

with
IFRS 9, as described in the table

below.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   382

Note 1

Summary of material accounting policies

(continued)

Classification, measurement

and presentation of financial assets

Financial assets classification Significant items included
Measurement and

presentation
Measured at

amortized cost
This classification includes:
–

cash and balances at central banks;
–

loans and advances to banks;
–

receivables from

securities financing transactions;
–

cash collateral receivables

on derivative
instruments;
–

residential and

commercial mortgages;
–

corporate loans;
–

secured loans, including Lombard

loans, and
unsecured loans;
–

loans to financial advisors;

and
–

debt securities held as high

-quality liquid assets
(HQLA).

Measured at amortized

cost using the effective interest
method less allowances

for expected credit losses (ECL)
(refer to items 2d and 2g in

this Note for more information).
The following items are recognized

in the income
statement:
–

interest income, which is

accounted for in accordance
with item 2d in this Note;
–

ECL and reversals;

and
–

foreign exchange (FX)

translation gains and losses.
When a financial asset at amortized

cost is derecognized,
the gain or loss is recognized

in the income statement.
For amounts arising from

settlement of certain derivatives,
see below in this table.

Measured at
FVOCI

Debt
instruments
measured at
FVOCI
This classification primarily includes

debt securities
and certain asset-backed securities

held as HQLA.
Measured at fair value

,

with unrealized gains and losses
reported in
Other comprehensive income,
net of applicable
income taxes, until such investments

are derecognized.
Upon derecognition, any accumulated

balances in
Other
comprehensive income
are reclassified to the income
statement and reported

within
Other income.
The following items, which are

determined on the same
basis as for financial assets measured

at amortized cost, are
recognized in the income

statement:
–

interest income, which is

accounted for in accordance
with item 2d in this Note;
–

ECL and reversals; and
–

FX translation gains and losses.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   383

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

actual pattern of short-
term profit taking. Included

in this category are debt
instruments (including those

in the form of securities,
money market paper,

and traded corporate and bank
loans) and equity instruments.

Measured at fair value

,

with changes recognized in the
income statement.
Derivative assets (including

derivatives that are designated
and effective hedging instruments)

are generally
presented as
Derivative financial instruments
, except those
exchange-traded derivatives (ETD)

and over-the-counter
(OTC)-cleared derivatives that are

legally settled on a daily
basis or economically net

settled on a daily basis, which
are presented within
Cash collateral receivables on
derivative instruments.
Changes in fair value, initial transaction

costs, dividends
and gains and losses arising

on disposal or redemption are
recognized in
Other net income from financial
instruments measured at fair value

through profit or loss,
except interest income on instruments

other than
derivatives (refer to item 2d

in this Note), interest on
derivatives designated as hedging

instruments in hedges
of interest rate risk and

forward points on certain short-
and long-duration FX contracts acting

as economic
hedges, which are reported

in
Net interest income.

Changes in the fair

value of derivatives that are
designated and effective

hedging instruments are
presented either in the income

statement or
Other
comprehensive income
, depending on the type of hedge
relationship (refer

to item 2j

in this Note for more
information).
Mandatorily
measured at
FVTPL – Other
This classification includes financial asset

s

mandatorily
measured at FVTPL that are

not held for trading, as
follows:

–

certain structured loans, certain

commercial loans, and
receivables from

securities financing transactions that
are managed on a fair

value basis;

–

loans managed on a fair

value basis,

including those
hedged with credit derivatives

;
–

certain debt securities held as HQLA and

managed on a
fair value basis;

–

certain investment fund holdings

and assets held to
hedge delivery obligations related

to cash-settled
employee compensation plans;

–

brokerage receivables,

for which contractual cash flows
do not meet the SPPI criterion

because the aggregate
balance is accounted for as a

single unit of account,
with interest being calculated

on the individual
components;
–

auction rate securities, for

which contractual cash flows
do not meet the SPPI criterion

because interest may be
reset at rates that contain leverage

;
–

equity instruments;

and
–

assets held under unit-linked investment

contracts.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   384

Note 1

Summary of material accounting policies

(continued)

Classification, measurement

and presentation of financial liabilities

Financial liabilities classification Significant items included
Measurement and

presentation
Measured at amortized cost
This classification includes:
–

demand and time deposits;

–

retail savings / deposits;
–

sweep deposits;
–

payables

from securities financing transactions

;

–

non-structured debt

issued;

–

subordinated debt;

–

commercial paper and

certificates of deposit;

–

obligations against funding

from UBS Group AG; and
–

cash collateral payables on derivative

instruments.
Measured at amortized

cost using the effective interest
method.
When a financial liability at amortized

cost is
derecognized, the gain

or loss is recognized in the income
statement.

Interest Income generated

from client deposits
derecognized pursuant

to certain deposit sweep programs
is presented within
Net interest income from financial
instruments measured at fair value

through profit or loss
and other
.
Measured at
FVTPL
Held for trading Financial liabilities held for trading include:
–

all derivatives with a negative replacement

value
(including certain loan commitments)

,

except those
that are designated and

effective hedging
instruments; and
–

obligations to deliver financial

instruments, such as
debt and equity instruments,

that UBS AG has sold to
third parties but does not

own (short positions).
Measurement and presentati

on of financial liabilities
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

that are
designated and effective

hedging instruments) are
generally presented as
Derivative financial instruments,
except those exchange

-traded and OTC-cleared
derivatives that are legally settled

on a daily basis or
economically net settled on a

daily basis, which are
presented within
Cash collateral payables on derivative
instruments.
Designated at
FVTPL
UBS AG designates

at FVTPL the following financial
liabilities:
–
issued hybrid debt instruments

that primarily include
equity-linked, credit

-linked and rates-linked bonds or
notes;
–

issued debt instruments managed

on a fair value
basis;
–

obligations against funding

from UBS Group AG
managed on a fair value basis

;
–

certain payables from

securities financing
transactions;
–

amounts due under unit

-linked investment contracts,
the cash flows of which are

linked to financial assets
measured at FVTPL and eliminate

an accounting
mismatch;

and
–

brokerage payables, which arise

in conjunction with
brokerage receivables

and are measured at FVTPL to
achieve measurement consistency.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   385

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

›

Refer to Note 22

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

recorded

in

the
income statement.

Certain OTC derivative

contracts and most exchange-traded futures and option

contracts cleared through central

clearing
counterparties and exchanges are considered

to be settled on a daily basis,

as the payment or receipt of variation margin
on a daily basis represents

legal or economic settlement, which results in derecognition of the associated derivatives.
›

Refer to Note 21

for more information

f.

Fair value of financial instruments
UBS

AG

accounts

for

a

significant

portion

of

its

assets

and

liabilities

at

fair

value.

Fair

value

is

the

price

on

the
measurement date

that would be

received for the

sale of an

asset or paid

to transfer a liability in

an orderly

transaction
between market participants

in the principal

market, or in

the most advantageous

market in the

absence of

a principal
market.

›

Refer to Note 20

for more information

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   386

Note 1

Summary of material accounting policies

(continued)
Critical accounting estimates and judgments
The use

of valuation techniques,

modeling assumptions

and estimates of

unobservable market

inputs in the

fair valuation of

financial instruments

requires
significant

judgment

and

could

affect

the

amount

of

gain

or

loss

recorded

for

a

particular

position.

Valuation

techniques

that

rely

more

heavily

on
unobservable

inputs

and

sophisticated

models

inherently

require

a

higher

level of

judgment

and

may

require

adjustment

to reflect

factors

that

market
participants would consider

in estimating fair value, such as close

-out costs, which are presented in Note 2

0d.

UBS AG’s governance framework over fair value measurement is described in Note 20b,

and UBS AG provides a sensitivity

analysis of the estimated effects
arising from changing significant

unobservable inputs in Level 3 financial instruments

to reasonably possible alternative assumptions

in Note 20f.

›

Refer to Note 20

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

the following basis.
–

Stage 1 instruments: Maximum 12-month ECL are recognized from initial recognition, reflecting the portion of lifetime
cash shortfalls that would result

if a default occurs in

the 12 months after the

reporting date, weighted

by the risk of
a default occurring.

–

Stage 2 instruments: Lifetime ECL are recognized if

a significant increase in credit risk (an SICR) is

observed subsequent
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

to
Credit loss expense / (release)
.

ECL are recognized in the income statement in
Credit loss expense / (release)
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

the ECL

-relevant parameters,

UBS

AG leverages

its

Basel III advanced

internal

ratings-
based

(A-IRB)

models that

are also

used

in determi

ning

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
(TTC)

parameters.

All

models

that

are

relevant

for

measuring

expected

credit

losses

are

subject

to

UBS

AG’s

model
validation and oversight processes.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   387

Note 1

Summary of material accounting policies

(continued)
Probability of default:
PD represents

the probability of a default

over a specified time

period. A 12

-month PD represents
the probability of default determined

for the next 12 months and a lifetime PD represents

the probability of default over
the remaining lifetime

of the instrument. PIT

PDs are derived

from TTC PDs and

scenario forecasts. The modeling is

region,
industry and

client segment

specific and

considers both

macroeconomic scenario

dependencies

and client-idiosyncratic
information.
Exposure at default:
EAD represents an estimate of the exposure to credit

risk at the time of

a potential default occurring,
considering expected repayments, interest

payments and accruals, discounted

at the EIR. Future drawdowns on

facilities
are considered

through a

credit conversion factor

(a

CCF) that is

reflective of historical

drawdown

and default

patterns
and the characteristics of the

respective portfolios.
Loss given default:
LGD represents an estimate

of the loss at the time of a potential

default occurring, taking

into account
expected

future

cash

flows

from

collateral

and

other

credit

enhancements,

or

expected

payouts

from

bankruptcy
proceedings for unsecured

claims and, where applicable,

time to realization

of collateral and the

seniority of claims.

LGD is
commonly expressed

as a percentage of

EAD.
Estimation of expected credit losses
Number of scenarios and estimation

of scenario weights
Determination of

probability-weighted ECL

requires evaluating

a range of diverse

and relevant future

economic conditions,
especially with a view

to modeling the

non-linear effect of assumptions

about macroeconomic

factors on the

estimate.

To accommodate

this requirement,

UBS

AG uses

different

economic

scenarios

in the

ECL calculation.

Each scenario

is
represented

by a

specific scenario

narrative,

which

is

relevant

considering

the exposure

of key

portfolios

to

economic
risks, and for which

a set of

consistent macroeconomic variables is

determined. The estimation of the appropriate weights
for

these

scenarios

is

predominantly

judgment-based.

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
Macroeconomic and other factors
The range

of macroeconomic,

market and

other factors

that is

modeled as

part of

the scenario

determination

is wide,
and historical information

is used to

support the identification

of the key

factors. As the

forecast horizon

increases, the
availability of

information

decreases,

requiring

an increase

in judgment.

For

cycle-sensitive PD

and

LGD

determination
purposes,

UBS AG

projects the

relevant economic

factors for

a period

of three

years before

reverting,

over a

specified
period, to cycle-neutral PD and LGD for longer

-term projections.

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

Scenario generation, review process and

governance
A team of

economists, which

is part

of Group

Risk Control,

develop the

forward-looking

macroeconomic assumptions
with involvement from a broad

range of experts.
The

scenarios,

their weight

and

the

key macroeconomic

and

other

factors

are

subject

to

a

critical

assessment

by

the
IFRS 9 Scenario

Sounding

Sessions

and

ECL Management

Forum, which

include senior

management

from

Group

Risk
and Group

Finance. Important aspects

for the

review include

whether there

may be

particular credit

risk concerns

that
may not be

capable of being

addressed systematically and

require post-model

adjustments for stage

allocation and

ECL
allowance.

The

Group

Model

Governance

Committee

(the

GMGC),

as

the

highest

authority

under

UBS

AG’s

model

governance
framework, ratifies the decisions

taken by the ECL Management Forum.

›

Refer to Note 19

for more information

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   388

Note 1

Summary of material accounting policies

(continued)
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

in a re

-origination o

f

the given

facility. Following

this, a 12

-month measurement
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

,

is provided

in the

“SICR

thresholds”

table below.

The

actual SICR

thresholds
applied are defined on

a more granular level by interpolating between the

values shown in

the table.
SICR thresholds
–
Internal rating at origination

of the instrument
–
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
Wealth Management

Region Switzerland

that are between

90 and 180 days

past due but

have not been

reclassified to
stage 3, a one-year period is applied

before a transfer back to stage 1 can

be triggered.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   389

Note 1

Summary of material accounting policies

(continued)
Additionally,

based

on

individual

counterparty-specific

indicators,

external

market

indicators

of

credit

risk

or

general
economic conditions, counterparties may be moved

to a watch list, which is used as a secondary qualitative indicator for an

SICR.

Exception

management

is

further

applied,

allowing

for

individual

and

collective

adjustments

on

exposures
sharing the same credit risk characteristics

to take account of specific situa

tions that are not otherwise

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

processes
.

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
Scenarios, scenario weight

s

and macroeconomic variables

ECL reflect

an unbiased

and

probability-weighted

amount,

which UBS

AG determines

by evaluating

a range

of possible

outcomes.

Management

selects
forward-looking scenarios that include relevant macroeconomic variables and management’s assumptions around future

economic conditions. IFRS 9

Scenario
Sounding Sessions,

in addition to

the IFRS 9 ECL Management

Forum, are in place

to derive,

review and challenge

the scenario selection

and weights, and
to determine whether any

additional post-model adjustments are

required that may significantly affect ECL

.

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

facilities.

Modeling and post-model adjustments
A number of

complex models have been

developed or modified

to calculate ECL,

with additional post

-model adjustments required

which may significantly
affect ECL. The models

are governed by UBS AG’s model

validation controls and approved

by the GMGC. The post-model adjustments

are approved by the
ECL Management Forum and endorsed

by the GMGC.
A sensitivity analysis covering

key macroeconomic variables, scenario

weights and SICR trigger points on ECL measurement

is provided in Note 19f
.

›

Refer to Note 19

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

clearing houses.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   390

Note 1

Summary of material accounting policies

(continued)
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
›

Refer to Note 21
for more information

j. Hedge accounting
UBS AG applies hedge accounting

requirements of IFRS 9 where

the criteria for documentation and

hedge effectiveness
are met.

If a

hedge

relationship

no longer

meets the

criteria for

hedge

accounting, hedge

accounting

is discontinued.
Voluntary discontinuation

of hedge accounting

is not permitted under IFRS 9.
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

or
Interest
expense

from financial

instruments

measured

at

amortized

cost

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

continues

hedge

accounting

during

the

period

of

uncertainty

before

existing

interest

rate

benchmarks

are
replaced with

alternative risk-

free interest

rates. During

this period,

UBS AG

assumes

that the current

benchmark rates
will continue

to

exist, such

that forecast

transactions

are

considered

highly probable

and

hedge

relationships

remain,
with little or no consequential

impact on the financial

statements. Upon replacement of existing interest rate benchmarks by alternative risk-free

interest rates,

UBS AG

applies the requirements

of
Amendments to IFRS 9

,

IAS 39, IFRS 7, IFRS 4
and IFRS 16 (Interest Rate Benchmark

Reform – Phase 2),
where applicable
.

›

Refer to Note 25

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

from PIT

services

when it

has fully

provided the

service

to the
client.

Where the contract requires services to be provided over time, income is recognized on a systematic basis over the life of the agreement.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   391

Note 1

Summary of material accounting policies

(continued)
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
PIT services

are generally

for a

fixed price

or dependent

on deal

size, e.g.,

a fixed number

of basis

points of

trade size,
where the amount of revenue is known when the performance obligation is met. Fixed

-over-time fees are recognized on
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

short-
term nature of such

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
Total revenues

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
market conditions, and non

-vesting conditions.

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
›

Refer to Note 27

for more information

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   392

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

Calculation o

f

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
determined

using

a

number

of

economic

and

demographic

assumptions.

A

range

of

assumptions

could

be

applied,

and

different

assumptions

could
significantly alter

the defined benefit

liability or

asset and

pension expense

recognized. The

most significant

assumptions include

life expectancy,

discount
rate,

expected salary

increases,

pension

increases

and interest

credits on

retirement

savings account

balances. Sensitivity

analysis for

reasonable possible
movements in each significant assumption

for UBS AG‘s post-employment obligations is

provided in Note 26.
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

of the non

-Swiss jurisdictions in

which UBS

AG has
business operations.
UBS AG’s provision for income taxes is composed of current and deferred taxes. Current income taxes represent taxes to
be paid or

refunded for the current period or

previous periods.

Deferred tax

assets (DTAs) and

deferred tax liabilities

(DTLs) are recognized

for temporary differences

between the carrying
amounts

and

tax bases

of

assets

and

liabilities

that will

result

in deductible

or

taxable amounts

,

respectively

in

future
periods.

DTAs may also arise from

other sources, including

unused tax losses and

unused tax credits. DTAs and

DTLs are
measured

using

the applicable

tax

rates and

laws

that have

been

enacted or

substantively enacted

by

the end

of the
reporting period and

that will be in effect when such differences

are expected to reverse.
DTAs are recognized

only to the

extent it is probable

that sufficient taxable profits

will be

available against which

these
differences can

be used

.

When an

entity or

tax group

has a

history of

recent

losses,

DTAs

are only

recognized

to the
extent there are sufficient

taxable temporary differences or there is

convincing other evidence

that sufficient taxable profit
will be available against which the

unused tax losses can be

utilized.
Deferred and current tax assets

and liabilities are offset when:

(i) they arise in the

same tax reporting group;

(ii) they relate
to the same

tax authority;

(iii) the legal

right to offset

exists;

and (iv) with

respect to

current taxes

they are

intended to
be settled net or realized simultaneously.
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

using either the most likely

amount or expected
value methods,

depending on

which method

is deemed

a better predictor

of the

basis on

which, and

extent to which,
the uncertainty will be resolved.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   393

Note 1

Summary of material accounting policies

(continued)
Critical accounting estimates and

judgments
Tax laws are complex, and judgment and interpretations about the application of such laws

are required when accounting for income taxes. UBS

AG considers
the

performance

of its

businesses and

the accuracy

of historical

forecasts and

other factor

s

when evaluating

the recoverability

of its

DTAs,

including

the
remaining tax

loss carry-forward

period, and its assessment

of expected

future taxable profits

in the forecast

period used

for recognizing

DTAs. Estimating
future profitability and

business plan forecasts is inherently

subjective and is particularly sensitive to future

economic, market and other conditions.

Forecasts are

reviewed

annually,

but adjustments

may be

made at

other times,

if required.

If recent

losses have

been incurred

,

convincing evidence

is
required to prove there

is sufficient future profitability given that the value of UBS AG’s DTAs may be affected, with effects primarily recognized through

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

losses. Software
development costs are capitalized

only when the costs

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

amount.

The

recoverable

amounts

of

such

assets,

other

than
property that has

a market price, are

generally determined

using a

replacement cost approach

that reflects the amount
that would be currently required by a market participant to replace the service capacity of the asset. If such assets are no
longer used, they are tested

individually for impairment.
›

Refer to Note 11

for more information
8) Goodwill
Goodwill

represents

the

excess of

the

consideration over

the

fair

value

of

identifiable assets,

liabilities and

contingent
liabilities acquired that arises in a

business combination.

Goodwill is not amortized, but is assessed for

impairment at the
end

of

each reporting

period,

or when

indicators of

impairment exist.

UBS

AG tests

goodwill for

impairment annually,
irrespective of whether

there is any indication

of impairment.

An impairment charge is recognized in the income

statement if the carrying

amount exceeds the recoverable amount

of a
cash-generating

unit.

Critical accounting estimates and judgments
UBS AG‘s methodology for goodwill impairment

testing is based on a model that is most sensitive to the following key assumptions: (

i) forecasts of earnings
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

12 for more information

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
Provisions

if they relate

to a loan

commitment,

financial guarantee

contract or a

revolving revocable
credit line.
IAS 37 provisions are measured

considering the best

estimate

of the consideration

required to settle

the present obligation
at the balance sheet date.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   394

Note 1

Summary of material accounting policies

(continued)
When conditions required to recognize a provision

are not met, a contingent liability is disclosed, unless the likelihood of an outflow

of resources

is remote.

Contingent liabilities

are also

disclosed

for possible

obligations

that arise

from past
events, the

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

Refer to Note 17

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

recognized in
Equity

and reclassified to the income

statement when UBS AG disposes

of, partially or in its entirety, the

foreign operation
and UBS AG no longer controls

the foreign operation.
Share

capital issued,

share premium and treasury

shares held are translated

at the historic average

rate, with the

difference
between the historic average

rate and the

spot rate realized upon

repayment of share

capital or disposal of treasury

shares
reported as
Share premium.

Cumulative

amounts

recognized in
Other

comprehensive

income

in respect

of cash

flow hedges
and financial assets measured

at FVOCI are translated

at the closing exchange rate as

of the balance sheet dates, with

any
translation effects

adjusted through
Retained earnings
.
›

Refer to Note 32

for more information
11)

Contracts on UBS Group AG shares
Contracts involving UBS Group

AG shares that require net

cash settlement, or provide

the counterparty or

UBS AG with
a settlement option that includes a

choice of settling net in cash, are

classified as derivatives held

for trading.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   395

Note 1

Summary of material accounting policies

(continued)

b) Changes in accounting policies, comparability

and other adjustments

Changes to the presentation

of the financial statements
During 2022, UBS AG

made several

changes to simplify

the presentation of

the income statement

alongside other primary
financial statements and disclosure notes, and to

align them with management information. In

particular,
Total operating
income

has been renamed
Total revenues

and excludes
Credit loss expense / (release)
, which is now separately presented
below
Total revenues
.
Reclassification of a portfolio from
Financial assets measured at fair value

through other comprehensive income

to
Other financial assets measured at amortized

cost
Effective from 1 April

2022, UBS

AG has reclassified a portfolio of financial

assets from
Financial assets measured at

fair
value

through

other

comprehensive

income

with

a

fair

value

of

USD
6.9
bn

(the

Portfolio)

to
Other

financial

assets
measured at

amortized cost
, in

line with

the principles

in IFRS

9,
Financial Instruments
, which

require

a reclassification
when an entity changes its business

model for

managing financial assets.
The Portfolio’s cumulative fair value losses of USD
449
m pre-tax and USD
333
m post-tax, previously recognized in
Other
comprehensive

income
,

have

been

removed

from

equity

and

adjusted

against

the

value

of

the

assets

on

the
reclassification date, so

that the Portfolio is

measured as if the

assets had always been

classified at amortized cost,

with
a value of USD
7.4
bn as on 1 April 2022. The reclassification had

no effect on the income statement.

The reclassified Portfolio is made

up of high-quality liquid assets, primarily US government treasuries and US government agency mortgage-backed securities, held

and separately managed by

UBS Bank USA (BUSA).
The accounting reclassification has

arisen as

a direct result

of the transformation of

UBS AG’s Global

Wealth Management
Americas

business,

which

has

significantly

impacted

BUSA.

This

includes

initiatives

approved

by

the

Group

Executive
Board to significantly grow

and extend the business,

as disclosed on

1 February 2022 during

UBS’s fourth quarter 2021
earnings presentation.

Over the two

years preceding

the reclassification

date,

BUSA’s deposit

base grew

by more than
100% generating substantial cash

balances, with a number

of new products being

launched, including new deposit

types
that are longer in duration,

additional lending and a broader

range of customer segments targeted.
Following the commencement of these activities

and the announcement

made in the first quarter of 2022,

the Portfolio
is no longer held in a business model to collect the contractual cash flows and sell the assets, but is instead solely held to collect the contractual

cash flows

until the assets

mature, requiring

a reclassification

of the Portfolio

in line

with IFRS

9
with effect from 1 April 2022.
The fair

value of

the Portfolio

as on

31 December 2022

was USD
5.8
bn. A

pre-tax fair

value

loss of

USD
981
m would
have been recognized in
Other comprehensive income

during 2022

if the Portfolio had not been

reclassified.
›

Refer to the Statement

of changes in equity

and Note 20

for more information

about the effects

from the reclassification

of the
Portfolio
Accounting for obligations to

safeguard crypto-assets an entity holds

for platform users (SAB 121)
In

March

2022,

the

US

Security

and

Exchange

Commission

(the

SEC)

issued

Staff

Accounting

Bulletin

(SAB)

121,
“Accounting

for obligations

to safeguard

crypto-assets an

entity holds

for platform

users.”

SAB

121 adds

interpretive
guidance requiring SEC

registrants, including foreign

private issuers

that apply IFRS,

to recognize a

liability on

their balance
sheets

to

reflect

the

obligation

to

safeguard

any

digital

asset

that

is

issued

or

transferred

using

distributed

ledger

or
blockchain technology and

held for their platform users, along

with a corresponding asset. The

guidance is effective for
UBS AG

for annual reporting

from 2022 onwards.

Amounts that would

be recognized as

liabilities, with corresponding
assets, under this guidance

are not material to UBS AG.

c)

International Financial Reporting

Standards and Interpretati

ons to be adopted in 202

3

and later and other
changes
IFRS 17,

Insurance Contracts
In May 2017,

the IASB issued

IFRS 17,
Insurance Contracts
, which

sets out

the accounting requirements

for contractual
rights and obligations that arise from insurance contracts issued and reinsurance contracts held. IFRS 17 is effective from
1 January 2023.

Adoption on

1 January

2023

will have

no effect

on

UBS

AG’s financial

statements.

UBS

AG does

not
provide insurance services in any

market.
Other amendments to IFRS
The IASB

has issued

a number

of minor

amendments to

IFRS,

effective from

1 January

2023

and

in later

years. These
amendments are not expected to

have a significant effect on

UBS AG when they are adopted.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   396

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

provides

financial services,

advice and

solutions to

private wealth

clients. Its

offering
ranges from

investment management

to estate planning

and corporate finance

advice, in

addition to

specific wealth
management and banking

products and services.

–

Personal

&

Corporate

Banking

serves

its

private,

corporate,

and

institutional

clients’

needs,

from

banking

to
retirement, financing,

investments and

strategic transactions

,

in Switzerland,

through its

branch network

and digital
channels.
–

Asset Management

is a global,

large-scale and diversified

asset manager. It

offers investment

capabilities and styles
across

all

major

traditional

and

alternative

asset

classes,

as

well

as

advisory

support

to

institutions,

wholesale
intermediaries and wealth management

clients.

–

The
Investment Bank

provides a range of services

to institutional, corporate and wealth management clients globally, to

help

them

raise

capital,

grow

their

businesses,

invest

and

manage

risks.

Its

offering

includes

research,

advisory
services, facilitating clients raising

debt and equity from the public

and private markets

and capital markets,

cash and
derivatives trading across equities and

fixed income,

and financing.

–

Group

Functions

is

made

up

of

the

following

major

areas:

Group

Services

(which

consists

of

Chief

Digital

and
Information

Office,

Communications

&

Branding,

Compliance,

Finance,

Group

Sustainability

and

Impact,

Human
Resources,

Group

Legal,

Regulatory

&

Governance,

and

Risk

Control),

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

segment that will

report the
associated

assets.

This

will

include

a

consideration

of

which

segment’s

business

needs

are

being

addressed

by

the
transaction

and

which

segment

is

providing

the

funding

and

/

or

resources.

Allocation

of

liabilities

follows

the

same
principles.
Non-current

assets disclosed

for segment

reporting

purposes

represent

assets that

are expected

to be

recovered

more
than

12

months

after

the

reporting

date,

excluding

financial

instruments,

deferred

tax

assets

and

post-employment
benefits.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   397

Note 2a

Segment reporting (continued)
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group

Functions UBS AG
For the year ended 31 December

2022
Net interest income
5,274
2,192
(19)
(241)
(688)
6,517
Non-interest income
13,689
2,113
2,980
1
8,958
659
28,398
Total revenues
18,963
4,304
2,961
8,717
(30)
34,915
Credit loss expense / (release)
0
39
0
(12)
3
29
Operating expenses
14,069
2,475
1,565
6,890
928
25,927
Operating profit / (loss) before

tax
4,894
1,790
1,396
1,839
(960)
8,960
Tax expense / (benefit)
1,844
Net profit / (loss)
7,116
Additional information
Total assets
388,624
235,330
16,971
391,495
73,016
1,105,436
Additions to non-current assets
42
13
1
33
1,773
1,862
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS AG
For the year ended 31 December

2021
Net interest income
4,244
2,120
(15)
481
(226)
6,605
Non-interest income
15,175
2,144
2,632
8,978
294
29,222
Total revenues
19,419
4,264
2,617
9,459
68
35,828
Credit loss expense / (release)
(29)
(86)
1
(34)
0
(148)
Operating expenses
14,743
2,623
1,593
6,902
1,151
27,012
Operating profit / (loss) before

tax
4,706
1,726
1,023
2,592
(1,083)
8,964
Tax expense / (benefit)
1,903
Net profit / (loss)
7,061
Additional information
Total assets
2
395,235
225,425
25,202
346,641
123,641
1,116,145
Additions to non-current assets
56
16
1
30
1,689
1,791
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Group
Functions UBS AG
For the year ended 31 December

2020
Net interest income
4,027
2,049
(17)
284
(555)
5,788
Non-interest income
3
13,107
1,859
2,993
9,224
504
27,686
Total revenues
17,134
3,908
2,975
9,508
(52)
33,474
Credit loss expense / (release)
88
257
2
305
42
695
Operating expenses
13,080
2,390
1,520
6,762
1,329
25,081
Operating profit / (loss) before

tax
3,965
1,261
1,454
2,441
(1,423)
7,699
Tax expense / (benefit)
1,488
Net profit / (loss)
6,211
Additional information
Total assets
367,714
231,710
28,266
369,778
127,858
1,125,327
Additions to non-current assets
5
12
385
150
1,971
2,524
1 Includes an USD
848
m gain in Asset Management

related to the sale

of UBS AG’s

shareholding in Mitsubishi

Corp.-UBS Realty

Inc.

2 During 2022,

UBS AG refined the

methodology applied to

allocate balance
sheet resources from Group Functions to the business

divisions, with prospective

effect. If the new methodology had been applied as of 31

December 2021, balance sheet assets allocated to

business divisions would
have been USD
26
bn higher,

of which USD
14
bn related to the

Investment Bank.

3 Includes a

USD
631
m net gain on

the sale of a

majority stake in

Fondcenter AG

(now Clearstream

Fund Centre AG),

of which
USD
571
m was recognized in Asset

Management and USD
60
m was recognized in Global

Wealth Management.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   398

Note 2b

Segment reporting by geographic location
The

operating

regions

shown

in

the

table

below

correspond

to

the

regional

management

structure

of

UBS

AG.

The
allocation of total revenues

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
Global

line.
The geographic analysis of non-current

assets is based on

the location of

the entity

in which the given assets

are recorded.

For the year ended 31 December

2022
Total revenues
1
Total non-current assets
USD bn Share % USD bn
Share %

Americas
2
13.8
40
9.0
48
Asia Pacific
5.6
16
1.5
8
Europe, Middle East and Africa (excluding

Switzerland)
7.0
20
2.6
14
Switzerland
7.7
22
5.6
30
Global
0.8
2
0.0
0
Total
34.9
100
18.7
100
For the year ended 31 December

2021
Total revenues
1
Total non-current assets
USD bn Share % USD bn
Share %

Americas
2
14.5
40
9.0
47
Asia Pacific
6.5
18
1.4
7
Europe, Middle East and Africa (excluding

Switzerland)
7.0
20
2.6
13
Switzerland
7.8
22
6.3
33
Global
0.1
0
0.0
0
Total
35.8
100
19.3
100
For the year ended 31 December

2020
Total revenues
1
Total non-current assets
USD bn Share % USD bn
Share %

Americas
2
13.2
39
9.0
45
Asia Pacific
6.1
18
1.4
7
Europe, Middle East and Africa (excluding

Switzerland)
6.5
20
2.7
14
Switzerland
7.1
21
6.9
34
Global
0.5
2
0.0
0
Total
33.5
100
20.0
100
1 During 2022, UBS AG changed

the presentation of its Income

statement. Total operating

income was renamed

Total revenues and

excludes Credit loss

expense / (release). Note 2b, including

prior-period
information, has been updated

to reflect the new presentation

structure, with the disclosure

of Total revenues

instead of Total operating

income. Refer to

Note 1b for more information.

2 Predominantly related

to
the USA.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   399
Income statement notes
Note 3

Net interest

income and other net

income from financial

instruments measured

at fair value through
profit or loss
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Net interest income from financial instruments measured

at fair value through profit or

loss and other
1,410
1,437
1,305
Other net income from financial instruments measured

at fair value through profit or

loss
7,493
5,844
6,930
of which: net gains / (losses) from financial liabilities designated at fair value
1
17,036
(6,457)
1,625
Total net income from

financial instruments measured at fair value

through profit or loss and other
8,903
7,281
8,235
Net interest income
Interest income from loans and deposits
2
9,634
6,489
6,696
Interest income from securities financing transactions

measured at amortized cost
3
1,378
513
862
Interest income from other financial instruments measured

at amortized cost
545
284
335
Interest income from debt instruments measured at fair

value through other comprehensive

income
74
115
101
Interest income from derivative instruments designated as

cash flow hedges

173
1,133
822
Total interest income

from financial instruments measured at

amortized cost and fair value through

other comprehensive income
11,803
8,534
8,816
Interest expense on loans and deposits
4
4,488
1,655
2,440
Interest expense on securities financing transactions

measured at amortized cost
5
1,089
1,102
870
Interest expense on debt issued
1,031
512
918
Interest expense on lease liabilities
88
98
105
Total interest expense

from financial instruments measured at

amortized cost
6,696
3,366
4,333
Total net interest income

from financial instruments measured at amortized

cost and fair value through

other comprehensive income
5,108
5,168
4,483
Total net interest income

from financial instruments measured at

fair value through profit or loss and other
1,410
1,437
1,305
Total net interest income
6,517
6,605
5,788
1 Excludes fair value changes of hedges related to financial liabilities designated at fair value and foreign currency translation effects arising from translating foreign currency transactions into the respective functional currency,

both of which

are reported

within Other

net income

from financial

instruments

measured at

fair value

through

profit or

loss. 2022

included

net gains

of USD
4,112
m (net

losses of

USD
2,068
m and
USD
72
m in 2021 and 2020, respectively), driven by financial liabilities related to unit-linked investment contracts, which are designated at fair value through profit or loss. This was offset by net losses of USD
4,112
m
(net gains of USD
2,068
m and USD
72
m in 2021 and

2020, respectively),

related to financial

assets for unit-linked

investment contracts

that are mandatorily

measured at fair

value through

profit or loss not

held
for trading.

2 Consists

of interest income

from cash

and balances

at central

banks, loans

and advances

to banks

and custom

ers, and

cash collateral

receivables on

derivative instruments,

as well

as negative
interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.

3 Includes negative interest, including fees,

on payables from securities financing transactions measured
at amortized cost.

4 Consists of interest expense

on amounts due to banks, cash collateral

payables on derivative

instruments, customer

deposits, and funding from

UBS Group AG measured

at amortized cost, as
well as negative interest on cash and

balances at central

banks, loans and advances

to banks, and cash

collateral receivables

on derivative instruments.

5 Includes negative interest,

including fees,

on receivables
from securities financing transactions

measured at amortized cost.

Note 4

Net fee and commission income

For the year ended
USD m 31.12.22 31.12.21 31.12.20
Underwriting fees
633
1,512
1,104
M&A and corporate finance fees
804
1,102
736
Brokerage fees
3,487
4,383
4,132
Investment fund fees
4,942
5,790
5,289
Portfolio management and related services
9,059
9,762
8,009
Other
1,921
1,874
1,712
Total fee and commission

income
1
20,846
24,422
20,982
of which: recurring
14,229
15,410
13,010
of which: transaction-based
6,550
8,743
7,512
of which: performance-based
68
269
461
Fee and commission expense
1,823
1,985
1,775
Net fee and commission income
19,023
22,438
19,207
1 For the

year ended 31

December 2022,

reflects third-party

fee and commission

income of

USD
12,990
m for Global

Wealth Management,

USD
1,657
m for Personal

& Corporate

Banking, USD
2,840
m for Asset
Management, USD
3,350
m for the Investment Bank and

USD
10
m for Group Functions (for

the year ended 31 December

2021: USD
14,545
m for Global

Wealth Management, USD
1,645
m for Personal & Corporate
Banking, USD
3,337
m for

Asset Management,

USD
4,863
m for

the Investment

Bank and

USD
33
m for

Group Functions;

for the

year

ended 31

December 2020:

USD
12,475
m for

Global

Wealth Management,
USD
1,427
m for Personal & Corporate

Banking, USD
3,129
m for Asset Management, USD
3,901
m for the Investment Bank and

USD
50
m for Group Functions).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   400

Note 5

Other income
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Associates, joint ventures and

subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries
1
148
(11)
635
2
Net gains / (losses) from disposals of investments in associates and joint ventures
844
3
41
0
Share of net profits of associates and joint ventures
32
105
84
Total
1,024
134
719
Net gains / (losses) from disposals of financial assets measured at fair value through other

comprehensive income
(1)
9
40
Income from properties
4
20
22
25
Net gains / (losses) from properties held for sale
71
100
5
76
6
Income from shared services provided to UBS Group

AG or its subsidiaries
460
451
422
Other
308
7
224
8
267
9
Total other income
1,882
941
1,549
1 Includes foreign exchange

gains / (losses) reclassified

from other comprehensive

income related

to the disposal or

closure of

foreign operations.

Refer to Note 29 for

more information about

UBS AG’s acquisitions
and disposals of

subsidiaries and

businesses.

2 Includes a

USD
631
m net gain on

the sale of a

majority stake in

Fondcenter AG

(now Clearstream

Fund Centre AG).

3 Includes

an USD
848
m gain related

to the
sale of UBS AG’s shareholding in

Mitsubishi Corp.-UBS Realty

Inc. Refer to Note 28b for more information.

4 Includes rent received from third parties.

5 Mainly relates to the sale of a property in Basel.

6 Includes
net gains of

USD
140
m arising from

sale-and-leaseback

transactions,

primarily related

to a

property in

Geneva,

partly offset

by remeasurement

losses

relating to

properties that

were reclassified

as held

for sale.

7 Mainly relates to a portion

of the total USD
133
m gain on the sale of

UBS AG’s domestic

wealth management

business in Spain of

USD
111
m (with the remaining amount

disclosed within Net gains

/ (losses) from
acquisitions and

disposals of

subsidiaries), income

of USD
111
m related to

a legacy

litigation settlement

and a legacy

bankruptcy claim,

as well

as gains of

USD
23
m related to

the repurchase

of UBS’s

own debt
instruments (compared with losses

of USD
17
m in 2021).

8 Includes a gain

of USD
100
m from the sale of UBS AG’s

domestic wealth management

business in Austria.

9 Includes a USD
215
m gain on the sale

of
intellectual property rights associated

with the Bloomberg Commodity

Index family.

Note 6

Personnel expenses
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Salaries
1
5,528
5,723
5,535
Variable compensation
2
7,636
7,973
7,246
of which: performance awards
2,910
2,916
2,953
3
of which: financial advisors
4
4,508
4,860
4,091
of which: other
217
196
201
Contractors
119
142
138
Social security
730
762
704
3
Post-employment benefit plans
5
555
582
597
of which: defined benefit plans
256
280
306
of which: defined contribution plans
299
303
291
Other personnel expenses
513
479
466
3
Total personnel expenses
15,080
15,661
14,686
1 Includes role-based allowances.

2 Refer to Note 27 for more information.

3 During 2020, UBS AG modified the conditions for continued vesting of certain outstanding deferred compensation

awards for qualifying
employees, resulting

in an

expense of approximately

USD
270
m, of which

USD
240
m is disclosed

within Variable

compensation

– performance

awards,

USD
20
m within Social

security and

USD
10
m within Other
personnel expenses.

4 Consists of

cash and

deferred compensation

awards and is

based on compensable

revenues and firm

tenure using

a formulaic

approach. It also

includes expenses

related to compensation
commitments with financial

advisors entered into

at the time

of recruitment that

are subject to

vesting requirements.

5 Refer to Note

26 for more information.

Includes curtailment

gains of USD
13
m for the year
ended 31 December 2022 (for the year ended 31 December 2021: USD
49
m; for the year ended 31 December 2020: USD
0
m), which represent a reduction in the defined benefit

obligation related to the Swiss pension
plan resulting from a decrease

in headcount following restructuring

activities.

Note 7

General and administrative expenses
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Outsourcing costs
451
426
466
Technology costs
502
490
449
Consulting, legal and audit fees
494
465
566
Real estate and logistics costs
507
530
563
Market data services
367
367
361
Marketing and communication
195
171
162
Travel and entertainment
156
66
77
Litigation, regulatory and similar matters
1
348
910
197
Other
5,981
6,051
5,646
of which: shared services costs charged by UBS

Group AG or its subsidiaries
5,264
5,321
4,939
Total general and administrative

expenses
9,001
9,476
8,486
1 Reflects the net increase in

provisions for litigation, regulatory

and similar matters recognized

in the income statement.

Refer to Note 17 for

more information.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   401

Note 8 Income taxes
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Tax

expense / (benefit)
Swiss
Current
664
614
417
Deferred
(22)
26
107
Total Swiss
642
640
524
Non-Swiss

Current
689
857
715
Deferred
513
406
248
Total non-Swiss
1,202
1,263
963
Total income tax expense

/ (benefit) recognized in the income statement
1,844
1,903
1,488
Income tax recognized in the income

statement
The Swiss current tax expenses related

to taxable profits of UBS Switzerland

AG and other Swiss entities.
The

non-Swiss

current

tax

expenses

related

to

taxable

profits

of

non-Swiss

subsidiaries

and

branches.

The

non-Swiss
deferred tax

expenses

include expenses

of USD
678
m that

primarily related

to the

amortization

of deferred

tax assets
(DTAs)

previously

recognized

in

relation

to

tax

losses

carried

forward

and

deductible

temporary

differences

of

UBS
Americas

Inc.,

which

were

partly offset

by

a

benefit

of

USD
169
m

in respect

of

net upward

revaluations

of

DTAs

for
certain entities, primarily in connection

with our business planning

process.

The effective tax rate for the year of
20.6
% is lower than our projected

rate for the year of
24
%, primarily as a result of
the aforementioned deferred tax benefit of USD
169
m in respect of

net upward revaluations of DTAs and because no tax
expenses were recognized in

respect of pre-tax gains from dispositions

of UBS subsidiaries in 2022.
›

Refer to Note 29

for more information

about disposals

of subsidiaries

For the year ended
USD m 31.12.22 31.12.21 31.12.20
Operating profit / (loss) before tax
8,960
8,964
7,699
of which: Swiss
4,052
2,983
3,042
of which: non-Swiss
4,907
5,981
4,657
Income taxes at Swiss tax rate of
18
% for 2022,
18.5
% for 2021 and
19.5
% for 2020
1,613
1,658
1,501
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate
267
217
96
Tax effects of losses not recognized
74
124
144
Previously unrecognized tax losses now utilized
(217)
(179)
(212)
Non-taxable and lower-taxed income
(316)
(252)
(381)
Non-deductible expenses and additional taxable income
414
487
373
Adjustments related to prior years, current

tax
(33)
(38)
(66)
Adjustments related to prior years, deferred

tax
19
(3)
18
Change in deferred tax recognition
(217)
(341)
(383)
Adjustments to deferred tax balances arising from changes in tax rates
0
(1)
235
Other items
240
230
163
Income tax expense / (benefit)

1,844
1,903
1,488

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   402

Note 8 Income taxes (continued)
The components of operating profit

before tax, and the

differences between income tax

expense reflected in the financial
statements and the amounts

calculated at the Swiss tax rate, are provided

in the table above

and explained below.

Component Description
Non-Swiss tax rates
differing from the
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
prior years,

current tax
This item relates to adjustments

to current tax expense for prior years

(e.g., if the tax payable for a year is agreed with the
tax authorities in an amount

that differs from the amount previously

reflected in the financial statements).
Adjustments related to
prior years,

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
1,095
m was recognized in
Other comprehensive income

(2021: net benefit

of USD
455
m) and
a net tax benefit of USD
5
m was recognized in
Share premium
(2021: net expense

of USD
102
m).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   403

Note 8 Income taxes (continued)
Deferred tax assets and liabilities
UBS

AG has

gross

DTAs,

valuation allowances

and

recognized

DTAs

related

to tax

loss carry-forwards

and

deductible
temporary differences, as well as deferred tax liabilities in respect of taxable temporary differences, as shown in the table below.

The valuation

allowances reflect

DTAs

that were

not recognized

because, as

of the last

remeasurement

period,
management

did

not

consider it

probable

that

there

would

be sufficient

future

taxable

profits

available to

utilize

the
related tax loss carry-forwards

and deductible temporary differences

.
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
2022, this exception was not

considered to apply to any

taxable temporary differences.

USD m 31.12.22 31.12.21
Deferred tax assets
1
Gross
Valuation
allowance Recognized Gross
Valuation
allowance Recognized
Tax loss carry-forwards
12,708
(8,720)
3,988
13,636
(9,193)
4,443
Temporary differences
5,774
(408)
5,365
5,092
(696)
4,396
of which: related to real estate costs capitalized for US tax purposes
2,485
0
2,485
2,272
0
2,272
of which: related to compensation and benefits
1,169
(175)
993
1,200
(209)
991
of which: related to cash flow hedges
947
0
947
3
0
3
of which: other
1,173
(233)
940
1,620
(487)
1,133
Total deferred tax

assets
18,482
(9,128)
9,354
2
18,728
(9,889)
8,839
2
of which: related to the US
8,294
8,521
of which: related to other locations
1,060
318
Deferred tax liabilities
Cash flow hedges
0
118
Other
233
179
Total deferred tax liabilities
233
297
1 After offset of DTLs,

as applicable.

2 As of 31 December 2022,

UBS AG recognized

DTAs of USD
471
m (31 December 2021:

USD
77
m) in respect of

entities that incurred losses

in either the current

or preceding
year.

In general, US federal tax losses incurred

prior to 31 December 2017

can be carried forward

for 20 years. US federal tax
losses incurred after that date

can be carried forward indefinitely, although the utilization of such losses is limited to 80%
of the

entity’s future

year taxable

profits. UK

tax losses

can also

be carried

forward indefinitely;

they can

shelter up

to
either 25%

or 50% of future

year taxable profits,

depending on when

the tax losses

arose. The

amounts of US

tax loss
carry-forwards that

are included

in the table

below are

based on

their amount

for federal tax

purposes rather

than for
state and local tax purposes.

Unrecognized tax loss carry-forwards
USD m 31.12.22 31.12.21
Within 1 year
231
141
From 2 to 5 years
2,184
1,026
From 6 to 10 years
11,106
13,283
From 11 to 20 years
1,610
2,093
No expiry
16,960
18,147
Total
32,091
34,690
of which: related to the US
1
13,350
14,870
of which: related to the UK
14,332
14,909
of which: related to other locations
4,409
4,911
1 Related to UBS AG’s

US branch.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   404
Balance sheet notes
Note 9

Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement
The tables

below

provide

information about

financial instruments

and

certain credit

lines that

are subject

to expected
credit loss (ECL)

requirements.

UBS AG’s

ECL disclosure

segments,

or “ECL segments”

are aggregated

portfolios based
on shared risk characteristics and

on the same or similar rating

methods applied. The key segments are

presented in the
table below.
›

Refer to Note 19

for more information

about expected

credit loss measurement

Segment Segment description Description of credit risk sensitivity
Business division

Private clients with
mortgages
Lending to private clients secured

by
owner-occupied real estate

and
personal account overdrafts

of those
clients
Sensitive to the interest rate

environment,
unemployment levels, real estate

collateral
values and other regional

aspects

–

Personal & Corporate Banking
–

Global Wealth Management
Real estate financing
Rental or income-producing

real estate
financing to private and corporate
clients secured by real

estate
Sensitive to unemployment

levels, the
interest rate environment,

real estate
collateral values and other regional
aspects

–

Personal & Corporate Banking
–

Global Wealth Management
–

Investment Bank
Large corporate clients
Lending to large corporate and multi-
national clients
Sensitive to GDP developments,
unemployment levels, seasonalit

y,
business cycles and collateral

values
(diverse collateral,

including real estate
and other collateral types)
–

Personal & Corporate Banking
–

Investment Bank
SME clients
Lending to small and medium

-sized
corporate clients
Sensitive to GDP developments,
unemployment levels, the interest

rate
environment and,

to some extent,
seasonality,

business cycles and collateral
values (diverse collateral,

including real
estate and other collateral types)
–

Personal & Corporate Banking
Lombard
Loans secured by pledges

of marketable
securities, guarantees and

other forms
of collateral (including concentration

in
hedge funds, private equity and unlisted
equities), as well as unsecured

recourse
lending
Sensitive to equity and debt market

s

(e.g.,
changes in collateral values)
–

Global Wealth Management
Credit cards
Credit card solutions in

Switzerland and
the US
Sensitive to unemployment levels –

Personal & Corporate Banking
–

Global Wealth Management
Commodity trade
finance
Working capital financing of

commodity
traders, generally extended on a

self-
liquidating transactional basis
Sensitive primarily to

the strength of
individual transaction structures

and
collateral values (price volatility

of
commodities),

as the primary source for
debt service is directly linked

to the
shipments financed
–

Personal & Corporate Banking
Financial intermediaries
and hedge funds
Lending to financial institutions

and
pension funds, including exposures

to
broker-dealers and clearing houses
Sensitive to GDP development, the
interest rate environment, price

and
volatility risks in financial markets,

and
regulatory and political

risk
–

Personal & Corporate Banking
–

Investment Bank
›

Refer to Note 19f

for more details

regarding sensitivity

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   405

Note 9

Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement
(continued)
The tables

below

provide

ECL exposure

and ECL

allowance and

provision

information

about financial

instruments and
certain non-financial instruments that are

subject to ECLs.

USD m 31.12.22
Carrying amount
1
ECL allowances
Financial instruments measured

at amortized cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
169,445
169,402
44
0
(12)
0
(12)
0
Loans and advances to banks
14,671
14,670
1
0
(6)
(5)
(1)
0
Receivables from securities financing transactions

measured at amortized cost
67,814
67,814
0
0
(2)
(2)
0
0
Cash collateral receivables on derivative

instruments
35,033
35,033
0
0
0
0
0
0
Loans and advances to customers
390,027
372,903
15,587
1,538
(783)
(129)
(180)
(474)
of which: Private clients with mortgages
156,930
147,651
8,579
699
(161)
(27)
(107)
(28)
of which: Real estate financing
46,470
43,112
3,349
9
(41)
(17)
(23)
0
of which: Large corporate clients
12,226
10,733
1,189
303
(130)
(24)
(14)
(92)
of which: SME clients
13,903
12,211
1,342
351
(251)
(26)
(22)
(203)
of which: Lombard
132,287
132,196
0
91
(26)
(9)
0
(17)
of which: Credit cards
1,834
1,420
382
31
(36)
(7)
(10)
(19)
of which: Commodity trade finance
3,272
3,261
0
11
(96)
(6)
0
(90)
Other financial assets measured at amortized cost
53,389
52,829
413
147
(86)
(17)
(6)
(63)
of which: Loans to financial advisors
2,611
2,357
128
126
(59)
(7)
(2)
(51)
Total financial assets

measured at amortized cost
730,379
712,651
16,044
1,685
(890)
(154)
(199)
(537)
Financial assets measured at

fair value through other comprehensive

income
2,239
2,239
0
0
0
0
0
0
Total on-balance

sheet financial assets within the scope of

ECL requirements
732,618
714,889
16,044
1,685
(890)
(154)
(199)
(537)
Total exposure ECL provisions
Off-balance sheet (within the

scope of ECL)
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Guarantees
22,167
19,805
2,254
108
(48)
(13)
(9)
(26)
of which: Large corporate clients
3,663
2,883
721
58
(26)
(2)
(3)
(21)
of which: SME clients
1,337
1,124
164
49
(5)
(1)
(1)
(3)
of which: Financial intermediaries and hedge funds

11,833
10,513
1,320
0
(12)
(8)
(4)
0
of which: Lombard
2,376
2,376
0
1
(1)
0
0
(1)
of which: Commodity trade finance
2,121
2,121
0
0
(1)
(1)
0
0
Irrevocable loan commitments
39,996
37,531
2,341
124
(111)
(59)
(52)
0
of which: Large corporate clients
23,611
21,488
2,024
99
(93)
(49)
(45)
0
Forward starting reverse repurchase

and securities borrowing agreements
3,801
3,801
0
0
0
0
0
0
Committed unconditionally revocable credit lines
43,677
41,809
1,833
36
(40)
(32)
(8)
0
of which: Real estate financing
8,711
8,528
183
0
(6)
(6)
0
0
of which: Large corporate clients
4,578
4,304
268
5
(4)
(1)
(2)
0
of which: SME clients
4,723
4,442
256
26
(19)
(16)
(3)
0
of which: Lombard
7,855
7,854
0
1
0
0
0
0
of which: Credit cards
9,390
8,900
487
3
(7)
(5)
(2)
0
of which: Commodity trade finance
327
327
0
0
0
0
0
0
Irrevocable committed prolongation of existing loans
4,696
4,600
94
2
(2)
(2)
0
0
Total off-balance sheet

financial instruments and credit lines
114,337
107,545
6,522
270
(201)
(106)
(69)
(26)
Total allowances and

provisions
(1,091)
(260)
(267)
(564)
1 The carrying amount

of financial assets measured

at amortized cost represents

the total gross exposure

net of the respective ECL

allowances.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   406

Note 9

Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement
(continued)
USD m 31.12.21
Carrying amount
1
ECL allowances
Financial instruments measured

at amortized cost
Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 3
Cash and balances at central banks
192,817
192,817
0
0
0
0
0
0
Loans and advances to banks
15,360
15,333
26
1
(8)
(7)
(1)
0
Receivables from securities financing transactions

measured at amortized cost
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
(6)
0
(108)
Other financial assets measured at amortized cost
26,236
25,746
302
189
(109)
(27)
(7)
(76)
of which: Loans to financial advisors
2,453
2,184
106
163
(86)
(19)
(3)
(63)
Total financial assets

measured at amortized cost
738,632
720,917
15,948
1,767
(969)
(161)
(160)
(647)
Financial assets measured at

fair value through other comprehensive

income
8,844
8,844
0
0
0
0
0
0
Total on-balance

sheet financial assets within the scope of

ECL requirements
747,477
729,762
15,948
1,767
(969)
(161)
(160)
(647)
Total exposure ECL provisions
Off-balance sheet (within the

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
0
0
0
Irrevocable committed prolongation of existing loans
5,611
5,527
36
48
(3)
(3)
0
0
Total off-balance sheet

financial instruments and credit lines
109,878
103,565
6,006
307
(196)
(121)
(60)
(15)
Total allowances and

provisions
(1,165)
(282)
(220)
(662)
1 The carrying amount

of financial assets measured

at amortized cost represents

the total gross exposure

net of the respective ECL

allowances.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   407

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

and strong debt service capabilit

ies;
–

the amount of unsecured

retail lending (including credit cards) is insignificant;

–

lending in Switzerland includes government

-backed COVID-19 loans;
–

contractual

maturities

in

the

loan

portfolio, which

are

a

factor in

the

calculation of

ECLs,

are generally

short,

with
Lombard

lending

typically having

average

contractual

maturities

of 12

months

or less,

real estate

lending

generally
between

two and

three years

in Switzerland

,

with long

dated maturities

in the

US,

and

corporate lending

between
one and two years with related loan

commitments up to four

years; and

–

write-offs of

ECL allowances against

the gross loan

balances when all

or part of

a financial

asset is deemed

uncollectible
or forgiven, reduces the coverage ratios.

The total

combined

on-

and

off-balance sheet

coverage ratio

was at
21

basis points

as of

31 December 2022,
1

basis
point lower than on 31 December 2021. The combined stage 1 and 2 ratio of
10

basis points was unchanged compared
with 31 December 2021;

the stage 3 ratio was 22%,
2

percentage points lower than

as of 31 December 2021.

31.12.22
Gross carrying amount (USD

m)
ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
157,091
147,678
8,686
727
10
2
123
9
381
Real estate financing
46,511
43,129
3,372
9
9
4
70
9
232
Total real estate lending
203,602
190,807
12,059
736
10
2
108
9
379
Large corporate clients
12,356
10,757
1,204
395
105
22
120
32
2,325
SME clients
14,154
12,237
1,364
553
177
22
161
36
3,664
Total corporate lending
26,510
22,994
2,567
949
144
22
142
34
3,106
Lombard
132,313
132,205
0
108
2
1
0
1
1,580
Credit cards
1,869
1,427
393
50
190
46
256
91
3,779
Commodity trade finance
3,367
3,266
0
101
285
18
0
18
8,901
Other loans and advances to customers
23,149
22,333
748
68
18
6
38
7
3,769
Loans to financial advisors
2,670
2,364
130
176
221
28
124
33
2,870
Total other lending
163,368
161,595
1,270
503
16
3
114
3
4,016
Total
1
393,480
375,396
15,896
2,188
21
4
114
8
2,398
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
6,535
6,296
236
3
5
4
18
4
1,183
Real estate financing
10,054
9,779
275
0
6
7
0
6
0
Total real estate lending
16,589
16,075
511
3
6
6
2
6
1,288
Large corporate clients
32,126
28,950
3,013
163
38
18
165
32
1,263
SME clients
7,122
6,525
499
98
47
30
214
43
304
Total corporate lending
39,247
35,475
3,513
260
40
20
172
34
903
Lombard
12,919
12,918
0
1
2
1
0
1
0
Credit cards
9,390
8,900
487
3
7
5
36
7
0
Commodity trade finance
2,459
2,459
0
0
3
3
0
3
0
Financial intermediaries and hedge funds
18,128
16,464
1,664
0
7
6
25
7
0
Other off-balance sheet commitments
11,803
11,454
346
3
11
8
68
9
0
Total other lending
54,700
52,195
2,498
7
6
5
33
6
0
Total
2
110,537
103,745
6,522
270
18
10
106
16
980
Total on-

and off-balance sheet
3
504,016
479,140
22,418
2,458
21
5
112
10
2,242
1 Includes Loans

and advances to

customers and Loans

to financial

advisors which are

presented on the

balance sheet line

Other assets measured

at amortized

cost.

2 Excludes Forward

starting reverse

repurchase
and securities borrowing agreements.

3 Includes on-balance-sheet

exposure, gross and

off-balance-sheet exposure

(notional) and the related

ECL coverage ratio.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   408

Note 9

Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement
(continued)
31.12.21
Gross carrying amount (USD

m)
ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
152,610
143,533
8,333
744
9
2
85
6
446
Real estate financing
44,004
40,483
3,512
10
14
5
114
14
231
Total real estate lending
196,615
184,016
11,845
754
10
3
94
8
443
Large corporate clients
14,161
12,665
1,053
443
120
18
148
28
2,997
SME clients
14,263
12,095
1,507
661
182
16
103
25
3,402
Total corporate lending
28,424
24,760
2,560
1,104
151
17
121
26
3,240
Lombard
149,316
149,261
0
55
2
0
0
0
5,026
Credit cards
1,752
1,355
351
46
204
72
255
109
3,735
Commodity trade finance
3,927
3,805
7
115
290
15
3
15
9,388
Other loans and advances to customers
19,510
18,425
1,010
75
23
9
15
9
3,730
Loans to financial advisors
2,539
2,203
109
226
338
88
303
99
2,791
Total other lending
177,043
175,049
1,477
517
18
3
93
4
4,718
Total
1
402,081
383,825
15,882
2,374
23
4
98
8
2,673
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 Total Stage 1 Stage 2 Stage 1&2 Stage 3
Private clients with mortgages
9,123
8,798
276
49
3
3
9
3
15
Real estate financing
8,766
8,481
285
0
9
7
88
9
0
Total real estate lending
17,889
17,278
562
49
6
5
49
6
15
Large corporate clients
32,748
28,981
3,630
136
34
25
110
35
1
SME clients
8,077
7,276
688
114
38
19
151
30
585
Total corporate lending
40,826
36,258
4,318
250
35
24
117
34
266
Lombard
14,438
14,438
0
0
1
0
0
0
0
Credit cards
9,466
9,000
462
4
7
5
34
7
0
Commodity trade finance
3,262
3,262
0
0
4
4
0
4
0
Financial intermediaries and hedge funds
13,747
13,379
369
0
13
10
120
13
0
Other off-balance sheet commitments
8,806
8,507
296
4
15
6
30
7
0
Total other lending
49,720
48,585
1,127
8
8
5
61
7
0
Total
2
108,434
102,121
6,006
307
18
12
100
17
486
Total on-

and off-balance sheet
3
510,516
485,946
21,888
2,681
22
5
99
9
2,423
1 Includes Loans

and advances to

customers and Loans

to financial

advisors which are

presented on the

balance sheet line

Other assets measured

at amortized

cost.

2 Excludes Forward

starting reverse

repurchase
and securities borrowing agreements.

3 Includes on-balance-sheet

exposure, gross and

off-balance-sheet exposure

(notional) and the related

ECL coverage ratio.

Note 10

Derivative instruments
Overview
Over-the-counter (OTC) derivative contracts are

usually traded under

a standardized International Swaps and

Derivatives
Association (ISDA)

master agreement

or other

recognized

local industry-standard

master agreements

between UBS

AG
and

its

counterparties.

Terms

are

negotiated

directly

with

counterparties

and

the

contracts

have

industry-standard
settlement

mechanisms

prescribed

by

ISDA

or

similar

industry-standard

solutions.

Other

OTC

derivatives

are

cleared
through clearing houses, in

particular interest rate

swaps with LCH, where a

settled-to-market method has been generally
adopted,

under which

cash collateral

exchanged

on a

daily basis is

considered to

legally settle

the market

value of

the
derivatives. Regulators

in various

jurisdictions have

introduced

rules requiring

the payment and

collection of

initial and
variation margins on certain OTC derivative

contracts, which may have a bearing

on price and other relevant

terms.
Exchange-traded derivatives (ETD) are standardized

in terms of their amounts and

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
›

Refer to Notes 15

and 20 for more information

about derivative

instruments
›

Refer to Note 25

for more information

about derivatives

designated in

hedge accounting

relationships

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   409

Note 10

Derivative instruments (continued)
Risks of derivative

instruments
The derivative financial assets shown on the balance sheet can be an important component of UBS AG’s credit exposure;
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
factors.
›

Refer to Note 21

for more information

about derivative

financial assets

and liabilities

after consideration

of netting potential
permitted under

enforceable netting

arrangements
›

Refer to the “Risk

management and

control” section of

this report for more information

about the risks

arising from derivative
instruments

Derivative instruments

31.12.22 31.12.21
USD bn
Derivative
financial
assets
Notional
amounts
related to
derivative
financial
assets
2,3
Derivative
financial
liabilities
Notional
amounts
related to
derivative
financial
liabilities
2,3
Other
notional
amounts
2,4
Derivative
financial
assets
Notional
amounts
related to
derivative
financial
assets
2,3
Derivative
financial
liabilities
Notional
amounts
related to
derivative
financial
liabilities
2,3
Other
notional
amounts
2,4
Interest rate contracts
39.8
1,057.4
37.5
1,022.9
11,255.4
33.2
991.2
28.7
943.1
8,675.1
of which: forwards (OTC)
1
0.2
37.7
0.0
34.6
792.7
0.1
29.4
0.2
28.6
443.6
of which: swaps (OTC)
25.2
326.1
19.8
281.0
9,728.6
26.4
394.3
19.2
344.1
7,549.4
of which: options (OTC)
14.2
687.5
17.5
705.0
6.6
545.2
9.2
553.6
of which: futures (ETD)
606.3
525.0
of which: options (ETD)
0.0
6.1
0.0
2.2
127.7
0.0
22.4
0.0
16.8
157.1
Credit derivative contracts
1.0
36.8
1.2
37.1
1.4
44.7
1.8
46.3
of which: credit default swaps (OTC)
0.9
34.2
1.0
36.8
1.3
39.4
1.6
44.1
of which: total return swaps (OTC)
0.1
0.9
0.2
0.3
0.1
1.3
0.2
1.7
Foreign exchange contracts
85.5
3,087.3
88.5
2,992.7
40.1
53.3
3,031.0
54.1
2,938.8
1.2
of which: forwards (OTC)
26.5
853.6
28.6
910.2
23.8
1,009.1
23.8
1,043.2
of which: swaps (OTC)
49.6
1,679.3
50.4
1,553.7
38.4
24.3
1,606.4
24.9
1,480.3
of which: options (OTC)
9.3
551.6
9.2
521.6
5.2
412.6
5.3
408.6
Equity contracts
22.2
384.5
26.1
501.3
63.4
28.2
456.9
34.9
603.9
80.1
of which: swaps (OTC)
5.3
95.5
6.6
122.0
4.7
105.7
9.3
154.8
of which: options (OTC)
2.8
51.6
4.4
89.0
4.6
61.4
6.5
102.3
of which: futures (ETD)
52.2
71.2
of which: options (ETD)
9.0
237.0
8.1
289.7
11.2
10.2
289.6
9.8
346.3
8.8
of which: client-cleared transactions (ETD)
5.1
7.0
8.6
9.4
Commodity contracts
1.4
68.1
1.4
64.2
17.6
1.6
57.8
1.6
56.4
14.7
of which: swaps (OTC)
0.5
19.3
0.7
19.3
0.5
19.9
0.8
25.4
of which: options (OTC)
0.4
15.8
0.3
13.3
0.4
14.0
0.2
10.4
of which: futures (ETD)
16.4
13.9
of which: forwards

(ETD)
0.0
24.5
0.0
23.2
0.0
18.1
0.0
15.2
of which: client-cleared transactions (ETD)
0.2
0.3
0.6
0.4
Loan commitments

measured at FVTPL (OTC)
0.0
0.9
0.0
3.7
0.0
0.8
0.0
8.2
Unsettled purchases of non-derivative
financial instruments
5
0.1
12.1
0.1
9.4
0.1
13.3
0.2
10.6
Unsettled sales of non-derivative

financial
instruments
5
0.1
13.0
0.0
10.7
0.2
18.2
0.1
9.4
Total derivative instruments,

based on IFRS netting
6
150.1
4,660.1
154.9
4,642.0
11,376.5
118.1
4,614.0
121.3
4,616.6
8,771.1
1 Includes certain forward starting repurchase

and reverse repurchase agreements that are classified

as measured at fair value through profit or loss and are recognized within derivative instruments.

2 In cases where
derivative financial

instruments

are presented

on a net

basis on

the bal

ance sheet,

the respective

notional amounts

of the

netted derivative

financial instruments

are still

presented on

a gross

basis.

3 Notional
amounts of client-cleared

ETD and OTC

transactions through

central clearing

counterparties are

not disclosed, as they

have significantly

different risk profile.

4 Other notional

amounts relate to

derivatives that are
cleared through either a central

counterparty or an

exchange. The fair

value of these derivatives

is presented on the balance

sheet net of the corresponding

cash margin under

Cash collateral receivables

on derivative
instruments and Cash

collateral payables

on derivative

instruments and

was

not material for

any of the

periods presented.

5 Changes

in the fair

value of

purchased and

sold non-derivative

financial instruments
between trade date

and settlement

date are recognized

as derivative

financial instruments.

6 Derivative

financial assets and

liabilities are

presented net

on the balance sheet

if UBS AG

has the unconditional

and
legally enforceable right

to offset the recognized

amounts, both

in the normal course

of business and in the

event of default,

bankruptcy or insolvency

of the entity and all

of the counterparties,

and intends either

to
settle on a net basis or to realize

the asset and settle the liability

simultaneously. Refer

to Note 21 for more

information on netting

arrangements.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   410

Note 10

Derivative instruments (continued)
On

a

notional

amount

basis,

approximately
46
%

of

OTC

interest

rate

contracts

held

as

of

31 December

2022
(31 December 2021:
40
%) mature within

one year,
32
% (31 December 2021:
36
%) within one

to five years and
22
%
31 December 2021:
25
%) after five years.

Notional amounts of interest rate contracts cleared

through either a central counterparty or an exchange

that are legally
settled or economically

net settled

on a

daily basis are

presented under
Other notional amounts

in the table

above and
are categorized into maturity buckets

on the basis of contractual

maturities of the cleared underlying

derivative contracts.
Other notional

amounts

related to

interest rate

contracts increased

by USD
2.6
trn compared

with 31 December

2021,
mainly

reflecting

higher

business

volumes

driven

by

elevated

interest

rate

volatility

and

inflation,

partly

offset

by
compression activity.

Note 11

Property, equipment and software
At historical cost less accumulated depreciation
USD m
Owned
properties and
equipment
1
Leased
properties and
equipment
2
Software
Projects in
progress 2022
3
2021
3
Historical cost
Balance at the beginning of the year
11,494
3,994
7,924
1,130
24,542
23,785
Additions
90
1
380
330
1,059
1,859
1,789
Disposals / write-offs
4
(284)
(48)
(81)
0
(414)
(632)
Reclassifications
(796)
0
1,052
(1,150)
(894)
(18)
Foreign currency translation
(152)
(50)
(5)
7
(200)
(381)
Balance at the end of the year
10,352
4,275
9,220
1,046
24,893
24,542
Accumulated depreciation
Balance at the beginning of the year
7,178
1,272
4,380
12,830
11,827
Depreciation
463
430
926
1,819
1,835
Impairment
5
2
0
0
2
9
Disposals / write-offs
4
(283)
(45)
(81)
(410)
(619)
Reclassifications
(565)
(1)
0
(566)
(12)
Foreign currency translation
(98)
(18)
17
(99)
(210)
Balance at the end of the year
6,697
1,638
5,242
13,577
12,830
Net book value

Net book value at the beginning of the year
4,316
2,722
3,544
1,130
11,712
11,958
Net book value at the end of the

year
3,655
2,637
3,978
1,046
6
11,316
11,712
1 Includes leasehold improvements and IT hardware.

2 Represents right-

of-use assets recognized by UBS AG as lessee.

UBS AG predominantly enters into

lease contracts, or contracts

that include lease components,
in relation to

real estate,

including offices,

retail branches

and sales offices.

The total

cash outflow

for leases

during 2022 was

USD
589
m (2021: USD
632
m). Interest expense

on lease liabilities

is included within
Interest expense from

financial instruments

measured at amortized

cost and Lease

liabilities are

included within Other

financial

liabilities measured

at amortized

cost. Refer

to Notes 3

and 18a, respectively.

There
were no material

gains or losses

arising from sale

-and-leaseback transactions

in 2022 and in

2021.

3 The total

reclassification

amount for the

respective periods

represents

net reclassifications

to Properties and
other non-current assets held for

sale.

4 Includes write-

offs of fully depreciated assets.

5 Impairment charges

recorded in 2022 generally

relate to assets that are no longer

used,

for which the recoverable

amount
based on a value in use approach

was determined to

be zero.

6 Consists of USD
858
m related to software and

USD
188
m related to Owned properties

and equipment.

Note 12

Goodwill and intangible assets
Introduction
UBS AG performs an impairment test

on its goodwill assets on

an annual basis or when indicators of impairment exist.

UBS AG considers Asset Management

,

as it is reported in Note 2a,

as a separate cash-generating unit (a

CGU),

as that is
the level at which

the performance

of investment

(and the

related goodwill)

is reviewed and

assessed by management.
Given that

a significant

amount

of goodwill

in Global

Wealth

Management

relates

to the

PaineWebber

acquisition

in
2000,

which mainly

affected the

Americas

portion

of the

business,

this goodwill

remains separately

monitored

by the
Americas,

despite

the

formation

of

Global

Wealth

Management

in

2018.

Therefore,

goodwill

for

Global

Wealth
Management

is

separately

considered

for

impairment

at

the

level

of

two

CGUs:

Americas;

and

Switzerland

and
International (consisting of EMEA,

Asia Pacific and Global).
The impairment

test is

performed

for each

CGU to

which goodwill

is allocated

by comparing

the recoverable

amount
with the

carrying amount

of the

respective CGU.

UBS

AG determines

the recoverable

amount

of the

respective CGUs
based on their value in use. An impairment charge is

recognized if the carrying amount exceeds the recoverable amount.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   411

Note 12

Goodwill and intangible assets (continued)
As

of

31 December

2022,

total goodwill

recognized

on

the

balance

sheet

was

USD
6.0
bn,

of

which

USD
3.7
bn

was
carried by the

Global Wealth

Management Americas

CGU, USD
1.2
bn was

carried by the

Global Wealth

Management
Switzerland and International CGU, and USD
1.2
bn was carried by Asset Management. Based on the impairment testing methodology described below, UBS AG concluded that the

goodwill balances as of

31 December 2022

allocated to these
CGUs were not impaired.
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

terminal value,

which covers

all periods

beyond the

third year,

is calculated

on the

basis of

the forecast

of
the third-year profit, the

discount rate and the long

-term growth rate, as well as the

implied perpetual capital growth.
The

carrying

amount

for

each

CGU

is

determined

by

reference

to

UBS’s

equity

attribution

framework.

Within

this
framework,

which

is

described

in

the

“Capital,

liquidity

and

funding,

and

balance

sheet”

section

of

this

report,

UBS
attributes equity to the businesses on the

basis of their

risk-weighted assets and leverage ratio denominator (both metrics include resource allocations from Group Functions to the business divisions), their goodwill and their intangible assets, as well as

attributed equity

related to

certain common

equity tier 1

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
rate. The applied

long-term growth

rate is based

on long-term economic

growth rates

for different regions

worldwide.
Earnings

available to

shareholders

are

estimated

on

the

basis

of

forecast

results,

which

are

part

of

the

business

plan
approved by the Board

of Directors.
The

discount

rates

are

determined

by

applying

a

capital

asset

pricing

model-based

approach,

as

well

as

considering
quantitative and qualitative inputs from both internal and external analysts and the view of management. They also take
into account

regional differences

in risk-free

rates at the

level of

the individual

CGUs. In

line with discount

rates, long-
term growth rates are determined at the regional

level based on nominal

GDP growth rate forecasts.
Key

assumptions

used

to

determine

the

recoverable

amounts

of

each

CGU

are

tested

for

sensitivity

by

applying

a
reasonably possible

change

to those

assumptions.

Forecast earnings

available

to shareholders

were

changed by
20
%,
the

discount

rates

were

changed

by
1.5

percentage

points
,
and

the

long
-
term

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

International

Financial R

eporting

Standards

equity

and

net

profit.

It would

not
affect cash flows and, as goodwill is required to be deducted from capital under the Basel III capital framework, no effect
would be expected on

UBS AG’s capital ratios.

Discount and growth rates
Discount rates Growth rates
In % 31.12.22 31.12.21 31.12.22 31.12.21
Global Wealth Management Americas
10.5
9.5
3.8
4.0
Global Wealth Management Switzerland and International
9.4
8.5
3.6
3.1
Asset Management
9.5
8.5
3.4
2.9

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   412

Note 12

Goodwill and intangible assets (continued)
USD m Goodwill Intangible assets
1
2022 2021
Historical cost
Balance at the beginning of the year
6,126
1,612
7,739
7,865
Additions
0
0
0
1
Disposals
2
(22)
0
(22)
(3)
Write-offs
0
0
0
(41)
Foreign currency translation
(61)
(14)
(76)
(83)
Balance at the end of the year
6,043
1,598
7,641
7,739
Accumulated amortization and

impairment
Balance at the beginning of the year
1,360
1,360
1,385
Amortization
26
26
31
Impairment / (reversal of impairment)
(1)
(1)
(1)
Write-offs
0
0
(41)
Foreign currency translation
(11)
(11)
(13)
Balance at the end of the year
1,374
1,374
1,360
Net book value at the end of the

year
6,043
224
6,267
6,378
of which: Global Wealth Management Americas
3,709
31
3,740
3,760
of which: Global Wealth Management Switzerland

and International
1,166
59
1,225
1,276
of which: Asset Management
1,167
0
1,167
1,202
of which: Investment Bank
0
135
135
139
1 Intangible assets mainly include customer relationships, contractual rights and the fully amortized branch network intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc.

2 Reflects
the derecognition of goodwill

allocated to businesses that

have been disposed of,

in accordance with IAS 36

requirements.

The table below presents

estimated aggregated amortization

expenses for intangible

assets.

USD m Intangible assets
Estimated aggregated amortization

expenses for:
2023
26
2024
24
2025
23
2026
23
2027
22
Thereafter
104
Not amortized due to indefinite useful life
2
Total
224

Note 13

Other assets

a) Other financial assets measured

at amortized cost
USD m 31.12.22 31.12.21
Debt securities
44,594
18,858
Loans to financial advisors
2,611
2,453
Fee-

and commission-related receivables
1,803
1,966
Finance lease receivables
1,314
1,356
Settlement and clearing accounts

1,174
455
Accrued interest income
1,276
521
Other
618
627
Total other financial assets

measured at amortized cost
53,389
26,236

Debt

securities

increased

by

USD
25.7
bn

compared

with

31

December

2021,

largely

reflecting

shifts

from

cash

into
securities within UBS’s high

-quality liquid asset portfolio as spreads

widened. In addition,

a portfolio of assets previously
classified

as

Financial

assets

measured

at

fair

value

through

other

comprehensive

income

was

reclassified

to

Other
financial assets measured at amortized

cost in 2022.
›

Refer to Note 1b for

more information

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   413

Note 13

Other assets (continued)

b) Other non-financial assets
USD m 31.12.22 31.12.21
Precious metals and other physical commodities

4,471
5,258
Deposits and collateral provided in connection

with litigation, regulatory and similar matters
1
2,205
1,526
Prepaid expenses
709
717
VAT,

withholding tax and other tax receivables
1,405
591
Properties and other non

-current assets held for sale
279
32
Assets of disposal group held for sale
2
1,093
Other

583
618
Total other non-financial

assets
9,652
9,836
1 Refer to Note 17 for more information.

2 Refer to Note 29 for

more information.

Note 14

Customer deposits, and funding from UBS

Group AG

a) Customer deposits
USD m 31.12.22 31.12.21
Demand deposits
182,307
247,299
Retail savings / deposits
149,310
133,354
Sweep deposits
69,223
113,870
Time deposits
1
126,331
50,312
Total customer deposits
527,171
544,834
1 Includes customer deposits

in UBS AG Jersey Branch

placed by UBS Switzerland

AG on behalf of its clients.

Increases in interest rates during

the year resulted in significant shifts

from demand deposits

to time deposits.

b) Funding from UBS Group AG measured

at amortized cost
USD m 31.12.22 31.12.21
Senior unsecured debt that

contributes to total loss-absorbing capacity (TLAC)
42,073
38,984
Senior unsecured debt other than

TLAC
236
4,471
Subordinated debt
13,838
13,840
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
10,654
11,414
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,187
2,426
Total funding from UBS

Group AG measured at amortized cost
1
56,147
57,295
1 UBS AG has also recognized

funding from UBS Group AG

that is designated at fair

value. Refer to Note 18b

for more information.

UBS AG uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt instruments held
at amortized cost.

In some

cases, UBS AG applies

hedge accounting

for interest rate risk

as discussed in

item 2j in

Note
1a

and Note 25.

As a result of

applying hedge accounting, the life-to-date adjustment to the carrying amount of
Funding
from UBS Group AG measured at amortized cost

was a decrease of USD 5.1bn

as of 31 December 2022 and an increase
of USD 0.2bn as of 31

December 2021,

reflecting changes in fair value due to

interest rate movements.
Subordinated debt

consists of unsecured

debt obligations

that are contractually subordinated

in right of

payment to all
other

present

and

future

non-subordinated

obligations

of

the

respective issuing

entity.

All

of

the

subordinated

debt
instruments outstanding as of

31 December 2022 pay a fixed rate of interest.
›

Refer to Note 23

for maturity information

Note 15

Debt issued designated at fair

value
USD m 31.12.22 31.12.21
Issued debt instruments
Equity-linked
1
41,901
47,059
Rates-linked
16,276
16,369
Credit-linked
2,170
1,723
Fixed-rate
6,538
2,868
Commodity-linked
4,294
2,911
Other
663
529
Total debt issued designated

at fair value
71,842
71,460
of which: issued by UBS AG with original maturity greater

than one year
2
57,750
57,967
1 Includes investment fund unit-linked instruments

issued.

2 Based on original contractual

maturity without considering any early

redemption features. As of 31 December 2022,
100
% of the balance was unsecured
(31 December 2021:
100
%).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   414

Note 16

Debt issued measured at amortized

cost
USD m 31.12.22 31.12.21
Short-term debt
1
29,676
43,098
Senior unsecured debt
17,892
23,328
of which: issued by UBS AG with original maturity greater

than one year
17,892
23,307
Covered bonds
0
1,389
Subordinated debt
2,968
5,163
of which: eligible as low-trigger loss-absorbing tier 2 capital instruments
2,422
2,596
of which: eligible as non-Basel III-compliant tier 2 capital instruments
536
547
Debt issued through the Swiss central mortgage

institutions
8,962
9,454
Long-term debt
2
29,823
39,334
Total debt issued

measured at amortized cost
3
59,499
82,432
1 Debt with an

original contractual maturity

of less than one year,

includes mainly certificates

of deposit and commercial

paper.

2 Debt with an

original contractual

maturity greater than

or equal to one year.

The
classification of

debt issued

into short

-term and

long-term does

not consider

any early

redemption

features.

3 Net

of bifurcated

embedded

derivatives,

the fair

value of

which was

not material

for the

periods
presented.

UBS AG uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt instruments held
at amortized cost.

In some

cases, UBS AG applies

hedge accounting

for interest rate risk

as discussed in

item 2j

in Note
1a

and Note

25.

As a

result of applying

hedge accounting,

the life-to-date adjustment

to the carrying

amount of

debt
issued was

a decrease of

USD
1.0
bn as of

31 December 2022

and an increase

of USD
0.3
bn as of 31

December 2021,
reflecting changes in fair value due

to interest rate movements.
Subordinated debt

consists of unsecured

debt obligations

that are contractually subordinated

in right of

payment to all
other

present

and

future

non-subordinated

obligations

of

the

respective issuing

entity.

All

of

the

subordinated

debt
instruments outstanding as of

31 December 2022 pay a fixed rate of inte

rest.
›

Refer to Note 23

for maturity information

Note 17

Provisions and contingent liabilities

a) Provisions
The table below presents

an overview of total provisions.

USD m 31.12.22 31.12.21
Provisions other than provisions for expected credit

losses
2,982
3,256
Provisions for expected credit losses
1
201
196
Total provisions
3,183
3,452
1 Refer to Note 9 for more information

about ECL provisions recognized

for off-balance sheet financial

instruments and credit lines.

The following table presents

additional information for provisions

other than provisions for expected credit

losses.

USD m
Litigation,
regulatory and
similar matters
1
Restructuring Other
3
Total 2022
Balance at the beginning of the

year
2,798
137
321
3,256
Increase in provisions recognized in the income statement
406
174
49
629
Release of provisions recognized in the income statement
(57)
(19)
(32)
(109)
Provisions used in conformity with designated purpose
(470)
(189)
(31)
(689)
Capitalized reinstatement costs
0
0
1
1
Foreign currency translation / unwind

of discount
(90)
(5)
(11)
(106)
Balance at the end of the year

2,586
98
2
297
2,982
1 Consists of provisions

for losses resulting

from legal, liability

and compliance risks.

2 Consists of personnel-related

restructuring

provisions of USD
70
m as of 31 December

2022 (31 December

2021: USD
90
m)
and provisions for onerous contracts

of USD
28
m as of 31 December 2022

(31 December 2021: USD
47
m).

3 Mainly includes

provisions related to real

estate, employee benefits and

operational risks.

Restructuring

provisions

relate

to

personnel-related

provisions

and

onerous

contracts.

Personnel-related

restructuring
provisions are

generally used

within a short

period of

time. The

level of

personnel-related

provisions

can change

when
natural

staff

attrition

reduces

the

number

of

people

affected by

a

restructuring

event,

and

therefore

results

in

lower
estimated costs. Onerous contracts

for property are

recognized when UBS is

committed to pay

for non-lease components,
such as

utilities, service

charges, taxes

and

maintenance,

when

a property

is

vacated

or not

fully recovered

from sub-
tenants.

Information about

provisions and

contingent liabilities in

respect of litigation,

regulatory and

similar matters,

as a class,
is included in Note 17b.

There are no material contingent liabilities associated

with the other classes of provisions.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   415

Note 17

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
table in Note 17a above. It

is not practicable to provide an aggregate estimate of

liability for our litigation, regulatory and
similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as
to claims

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
risk for this purpose is included

in the “Capital, liquidity and

funding, and balance sheet” section

of this report.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   416

Note 17

Provisions and contingent liabilities (continued)
Provisions for litigation, regulatory

and similar matters by business division

and in Group Functions
1
USD m
Global Wealth

Manage-
ment
Personal &
Corporate
Banking

Asset

Manage-
ment
Investment

Bank
Group
Functions Total 2022
Balance at the beginning of the

year
1,338
181
8
310
962
2,798
Increase in provisions recognized in the income statement
268
2
1
129
6
406
Release of provisions recognized in the income statement
(23)
(15)
0
(8)
(12)
(57)
Provisions used in conformity with designated purpose
(331)
0
0
(115)
(23)
(470)
Reclassifications

0

0

0

4

(4)

0
Foreign currency translation / unwind

of discount
(70)
(9)
0
(11)
0
(90)
Balance at the end of the year
1,182
159
8
308
928
2,586
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

Bank and Group Functions,

and provisions, if

any, for the

matters described in item 7 are

allocated between Global

Wealth Management and

the Investment Bank.

1. Inquiries regarding cross

-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined
employees located in

their respective jurisdictions

relating to

the cross-border

wealth management services

provided by
UBS and other financial institutions.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France in relation to UBS’s cross-border business with French clients. In connection with this investigation, the investigating judges ordered
UBS AG to provide bail

(“caution”) of EUR
1.1
bn.

On 20 February 2019, the court of

first instance returned a

verdict finding UBS AG

guilty of unlawful

solicitation of clients
on French

territory and

aggravated laundering

of the proceeds

of tax fraud,

and UBS

(France) S.A.

guilty of

aiding and
abetting

unlawful

solicitation

and

of

laundering

the

proceeds

of

tax

fraud.

The

court

imposed

fines

aggregating
EUR
3.7
bn on UBS AG and UBS

(France) S.A. and awarded EUR
800
m of civil damages to the French state. A

trial in the
French Court of Appeal took

place in March 2021. On 13

December 2021, the Court of Appeal

found UBS AG guilty of
unlawful solicitation and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR
3.75
m, the
confiscation of EUR
1
bn, and awarded civil damages to the

French state of EUR
800
m. UBS AG has filed an appeal

with
the French Supreme Court to preserve its rights. The notice of appeal enables UBS AG to thoroughly assess the verdict of the Court

of Appeal and

to determine next

steps in the

best interest of

its stakeholders. The fine

and confiscation imposed
by the

Court of

Appeal

are suspended

during the

appeal.

The civil

damages

award

has been

paid

to the

French state
(EUR
99
m of which was deducted from the bail), subject

to the result of UBS’s appeal.
Our

balance

sheet

at

31 December

2022

reflected provisions

with

respect

to

this

matter

in

an

amount

of

EUR
1.1
bn
(USD
1.2
bn). The

wide range

of possible

outcomes in

this case

contributes to

a high

degree of

estimation uncertainty
and the provision reflects our best estimate of

possible financial implications, although actual penalties and civil damages could exceed (or may be less than) the provision

amount.
Our balance

sheet at 31 December 2022 reflected

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
related to UBS’s

issuance, underwriting

and sale of 40

RMBS transactions in 2006

and 2007. UBS

moved to dismiss

the
civil complaint in February 2019.

In December 2019, the district court denied

UBS’s motion to dismiss.

Our

balance

sheet

at

31 December

2022

reflected a

provision

with

respect

to

matters

described

in

this

item

2

in

an
amount that

UBS believes

to be

appropriate under

the applicable accounting

standard. As

in the case

of other matters
for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based

on currently available

information and

accordingly may ultimately

prove to

be substantially greater
(or may be less) than the provision

that we have recognized.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   417

Note 17

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

two third

-party funds

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

two Luxembourg fund

s

filed claims against

UBS entities, non

-UBS entities and
certain

individuals,

including

current

and

former UBS

employees,

seeking

amounts

totaling

approximately

EUR
2.1
bn,
which includes amounts that the funds

may be held liable to pay the trustee for the

liquidation of BMIS

(BMIS Trustee).
A large number of alleged beneficiaries have filed claims against UBS entities (and non

-UBS entities) for purported losses
relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in

eight

test

cases

were

inadmissible

have

been

affirmed

by

the

Luxembourg

Court

of

Appeal,

and

the

Luxembourg
Supreme Court has dismissed

a further appeal in one of the

test cases.
In the US, the BMIS Trustee filed claims

against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore

funds. The total amount claimed against

all defendants in these

actions was not less than USD
2
bn.
In 2014,

the US

Supreme

Court rejected

the BMIS

Trustee’s

motion

for

leave to

appeal

decisions

dismissing

all claims
except

those

for

the

recovery

of

approximately

USD
125
m

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

that are sole-
managed and co-managed by UBS

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
3.42
bn,

of

which

USD
3.37
bn

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
m, subject to court approval.

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
bn of

bonds by the

System in 2008

and sought
damages of over USD
800
m. In 2016, the

court granted the System’s request to

join the action as a plaintiff. In

2022, a
federal district

court enjoined

the plaintiffs

from proceeding

with the action

on the

grounds it

impermissibly conflicted
with Puerto Rico’s approved

Plan of Adjustment.
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
of

underwriting

and

swap

fees

paid

in

connection

with

those

offerings.

UBS

estimates that

it received

approximately
USD
125
m in fees in the relevant offerings.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   418

Note 17

Provisions and contingent liabilities (continued)
In

August

2019,

and

February and

November

2020,

four

US

insurance

companies

that

insured

issues

of

Puerto

Rico
municipal bonds

sued UBS

and several other

underwriters of

Puerto Rico

municipal

bonds

in three

separate cases.

The
actions collectively seek recovery

of an aggregate of USD
955
m in damages from the defendants.

The plaintiffs in these
cases claim that defendants failed to reasonably

investigate financial statements

in the offering materials for the insured
Puerto

Rico

bonds

issued

between

2002

and

2007,

which plaintiffs

argue

they

relied

upon

in

agreeing

to

insure

the
bonds notwithstanding

that they had no contractual relationship

with the underwriters. Defendants’

motions to dismiss
have been granted in all three

cases; those decisions are being

appealed by the plaintiffs.
Our balance sheet at 31 December 2022

reflected provisions with respect to matters described in

this item 4 in amounts
that UBS believes to be appropriate

under the applicable accounting

standard. As

in the case of other matters for which
we have

established

provisions, the

future outflow

of resources

in respect

of such

matters cannot

be determined

with
certainty based

on

currently available

information

and

accordingly may

ultimately prove

to be

substantially greater

(or
may be less) than the provisions

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

foreign currency
transactions

with the

defendant

banks and

persons

who transacted

in foreign

exchange futures

contracts and

options
on

such futures

under

a settlement

agreement

that

provides

for

UBS

to

pay

an aggregate

of

USD
141
m

and

provide
cooperation to

the settlement classes.

Certain class

members have

excluded themselves

from that settlement

and have
filed individual

actions

in US

and

English

courts against

UBS

and

other banks,

alleging

violations

of US

and

European
competition

laws and

unjust

enrichment. UBS

and

the other

banks have

reached

an agreement

in principle

to resolve
those individual matters.
In 2015,

a putative class action

was filed

in federal

court against UBS

and numerous

other banks

on behalf

of persons
and businesses

in the US

who directly purchased

foreign currency from

the defendants

and alleged

co-conspirators for
their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The
plaintiffs

filed

an

amended

complaint

in

August

2017.

In

March

2018,

the

court

denied

the

defendants’

motions

to
dismiss the amended complaint. In March

2022, the court denied

plaintiffs’ motion for class certification.
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

Yen LIBOR, EURIBOR, CHF LIBOR, GBP

LIBOR, SGD
SIBOR

and

SOR

and

Australian

BBSW,

and

seek

unspecified

compensatory

and

other

damages

under

varying

legal
theories.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   419

Note 17

Provisions and contingent liabilities (continued)
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

alleged co

-conspirator

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
in

the

District

Court

for

the

Southern

District

of

New

York

against

UBS

and

numerous

other

banks

on

behalf

of

US
residents who, since

1 February 2014, directly

transacted with

a defendant bank

in USD LIBOR instruments.

The complaint
asserts antitrust claims.

The defendants moved to

dismiss the complaint in

August 2019. In March

2020 the court

granted
defendants’

motion to

dismiss the

complaint

in its

entirety. Plaintiffs

have appealed

the dismissal.

In March

2022,

the
Second

Circuit dismissed

the appeal

because appellants,

who

had been

substituted in

to replace

the original

plaintiffs
who had withdrawn, lacked standing

to pursue the appeal.

In August 2020, an

individual action was filed

in the Northern
District of

California against

UBS

and

numerous

other banks

alleging that

the defendants

conspired

to fix the

interest
rate used

as

the

basis

for

loans

to

consumers by

jointly setting

the

USD LIBOR

rate

and

monopolized

the

market for
LIBOR-based

consumer

loans

and

credit

cards.

Defendants

moved

to

dismiss

the

complaint

in

September

2021.

In
September 2022, the court

granted defendants’ motion

to dismiss the complaint

in its entirety, while

allowing plaintiffs
the opportunity

to file an

amended

complaint. Plaintiffs

filed an

amended complaint

in October

2022,

and defendants
have moved to dismiss the amended

complaint in November 2022

.
Other benchmark class actions in the

US:

Yen

LIBOR

/

Euroyen

TIBOR

–
In 2014,

2015

and

2017,

the court

in

one

of

the

Yen

LIBOR

/

Euroyen

TIBOR

lawsuits
dismissed

certain

of

the

plaintiffs’

claims,

including

the

plaintiffs’

federal antitrust

and

racketeering

claims. In

August
2020,

the court granted

defendants’ motion

for judgment

on the pleadings

and dismissed the

lone remaining

claim in
the action as

impermissibly extraterritorial. In October

2022, the appeals court

affirmed the dismissal

on multiple grounds.
In 2017,

the court

dismissed the

other Yen

LIBOR

/ Euroyen

TIBOR action

in its

entirety

on

standing

grounds.

In April
2020, the

appeals court reversed

the dismissal and

in August

2020 plaintiffs in

that action filed

an amended

complaint
focused

on

Yen

LIBOR.

The

court

granted

in

part

and

denied

in

part

defendants’

motion

to

dismiss

the

amended
complaint in

September 2021.

In August

2022, the

court granted

UBS’s motion

for reconsideration

and dismissed

the
case against UBS.

CHF LIBOR

– In 2017, the court

dismissed the CHF LIBOR action on standing grounds

and failure to state

a claim. Plaintiffs
filed an amended complaint, and the court granted a

renewed motion to dismiss in September 2019. Plaintiffs appealed.
In September 2021, the Second Circuit granted

the parties’ joint motion to vacate the dismissal and remand the case for further proceedings. Plaintiffs filed a third amended complaint in November 2022 and defendants have moved to dismiss
the amended complaint in January 2023

.
EURIBOR

– In 2017, the court in the EURIBOR

lawsuit dismissed the case as to UBS and certain other foreign defendants
for lack of personal jurisdiction. Plaintiffs

have appealed.

SIBOR / SOR

– In October 2018, the court

in the SIBOR / SOR action

dismissed all but one of plaintiffs’

claims against UBS.
Plaintiffs

filed

an

amended

complaint,

and

the

court

granted

a

renewed

motion

to

dismiss

in

July

2019.

Plaintiffs
appealed.

In March

2021,

the Second

Circuit reversed

the dismissal.

Plaintiffs

filed

an amended

complaint in

October
2021, which defendants moved to dismiss in November 2021. In March 2022, plaintiffs reached a settlement in principle with the remaining defendants,

including UBS. The court granted

final approval of the settlement in November 2022.

BBSW

– In

November 2018,

the court

dismissed the

BBSW lawsuit

as to

UBS

and certain other

foreign

defendants for
lack of personal jurisdiction. Plaintiffs filed an amended complaint in April 2019, which UBS and other

defendants moved
to dismiss in

May 2019.

In February 2020,

the court granted

in part and

denied in part defendants’

motions to

dismiss
the

amended

complaint.

In

August

2020,

UBS

and

other

BBSW

defendants

joined

a

motion

for

judgment

on

the
pleadings, which

the court denied

in May

2021.

In February 2022,

plaintiffs reached

a settlement

in principle

with the
remaining defendants, including

UBS. The court granted final approval of

the settlement in

November 2022.
GBP LIBOR – The court dismissed the GBP

LIBOR action in August

2019. Plaintiffs have appealed.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   420

Note 17

Provisions and contingent liabilities (continued)
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

were
granted

in

March

2021.

Plaintiffs filed

an

amended

complaint,

which

defendants

moved

to

dismiss

in

June

2021.

In
March

2022,

the

court granted

defendants’

motion

to

dismiss

that

complaint.

Plaintiffs

have

appealed

the

dismissal.
Similar class actions have been

filed concerning European government

bonds and other government bonds.
In May 2021, the European Commission

issued a decision finding that UBS

and six other

banks breached European Union
antitrust rules in 2007–2011

relating to European government

bonds. The European

Commission fined UBS EUR
172
m.
UBS is appealing the

amount of the fine.
With respect

to additional

matters and

jurisdictions not

encompassed by

the settlements and

orders referred

to above,
our balance

sheet at

31 December

2022

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

2022

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
7. Communications recordkeeping
The SEC

and CFTC

conducted investigations

of UBS

and other

financial institutions

regarding

compliance with

records
preservation

requirements

relating

to

business

communications

sent

over

unapproved

electronic

messaging

channels.
UBS

cooperated

with

the

investigations,

and,

in

September

2022,

UBS

agreed

to

pay

civil

monetary

penalties

of
USD
125
m to the SEC and USD
75
m to the CFTC to resolve these matters.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   421

Note 18

Other liabilities

a) Other financial liabilities

measured at amortized cost
USD m 31.12.22 31.12.21
Other accrued expenses
1,564
1,642
Accrued interest expenses
2,008
1,134
Settlement and clearing accounts
1,060
1,282
Lease liabilities
3,211
3,438
Other
2,549
2,269
Total other financial liabilities

measured at amortized cost
10,391
9,765

b) Other financial liabilities

designated at fair value
USD m 31.12.22 31.12.21
Financial liabilities related to unit-linked investment

contracts
13,221
21,466
Securities financing transactions
15,333
6,377
Over-the-counter debt instruments and other
1,684
2,231
Funding from UBS Group AG

1,796
2,340
Total other financial liabilities designated

at fair value
32,033
32,414

c) Other non-financial liabilities

USD m 31.12.22 31.12.21
Compensation-related liabilities
4,424
4,795
of which: financial advisor compensation plans
1,463
1,512
of which: other compensation plans
2,023
2,140
of which: net defined benefit liability
449
617
of which: other compensation-related liabilities
1
490
526
Current tax liabilities
1,044
1,365
Deferred tax liabilities
233
297
VAT,

withholding tax and other tax payables
472
524
Deferred income
233
225
Liabilities of disposal group held for sale
2
1,298
Other
84
68
Total other non-financial

liabilities

6,489
8,572
1 Includes liabilities for payroll

taxes and untaken vacation.

2 Refer to Note 29 for

more information.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   422
Additional information
Note 19

Expected credit loss measurement

a) Expected credit losses in the period
Total

net credit loss expenses

were USD
29
m in 2022, reflecting

net credit loss expenses

of USD
29
m related to stage 1
and 2 positions and USD
0
m net credit loss expenses related to credit-impaired

(stage 3) positions.
Stage 1

and

2

expected

credit

loss

(ECL)

expenses

of

USD
29
m

include

USD
123
m

expenses

related

to

scenario

and
parameter updates

and USD
13
m related to

other book quality and

size changes, partly offset

by USD
77
m post-model
adjustment (PMA) releases and

USD
30
m releases related to model changes. Lending to corporate clients not secured by
mortgages contributed USD
21
m, mainly driven by scenario effects related to the

downward revision of GDP and

higher
interest rate

assumptions

in the

newly

introduced
stagflationary

geopolitical

crisis

scenario

(SGC).

Lending

secured

by
mortgages
contributed

USD

16
m

in

expenses
,

mainly

driven

by

scenario

ef
fects

related

to

higher

interest

rate
assumptions,

especially from the SGC, and adverse house price assumptions from both applied downside scenarios.

This
was partly offset by releases from other lending

of USD
9
m.
›

Refer to Note 19b

for more information

regarding changes

to ECL models,

scenarios, scenario

weights and the

post-model
adjustment and to

Note 19c

for more information

regarding the development

of ECL allowances

and provisions
Stage 3 net expenses of USD
0
m were recognized across

a number of

defaulted positions, with net expenses of

USD
12
m
in Personal

and Corporate

Banking

and USD
5
m in

Global Wealth

Management,

offset by

releases of

USD
18
m in

the
Investment Bank, including a USD
28
m release for a single airline-related counterparty, mainly due to improved cashflow assumptions, and USD
10
m net expenses across a number of defaulted positions.

Credit loss expense

/ (release)
USD m
Global

Wealth

Management
Personal &

Corporate

Banking
Asset
Management
Investment

Bank
Group

Functions Total
For the year ended

31.12.22
Stages 1 and 2
(5)
27
0
6
1
29
Stage 3
5
12
0
(18)
2
0
Total credit loss expense /

(release)
0
39
0
(12)
3
29
For the year ended

31.12.21
Stages 1 and 2
(28)
(62)
0
(34)
0
(123)
Stage 3
(1)
(24)
1
0
0
(25)
Total credit loss expense /

(release)
(29)
(86)
1
(34)
0
(148)
For the year ended

31.12.20
Stages 1 and 2
48
129
0
88
0
266
Stage 3
40
128
2
217
42
429
Total credit loss expense /

(release)
88
257
2
305
42
695

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   423

Note 19

Expected credit loss measurement (continued)

b) Changes to ECL models,

scenarios, scenario

weights and key inputs

Refer

to

Note 1a for

information about

the

principles governing

expected

credit

loss (ECL)

models, scenarios,

scenario
weights and key inputs

applied.

Governance
Comprehensive cross-functional

and cross-divisional

governance processes

are in

place and

are used to

discuss and

approve
scenario updates and

weights, to

assess whether significant increases

in credit

risk resulted in

stage transfers, to

review
model outputs and to reach

conclusions regarding

post-model adjustments.

Model changes
During 2022, the model review and enhancement process led to adjustments of the probability of default (PD), loss given
default (LGD), and

credit conversion factor

(CCF) models, resulting

in a USD
30
m decrease in

ECL allowances.

This includes
a

decrease of

USD
19
m

in Global

Wealth Management

affecting loans

to

financial advisors and

specialized US

lending
portfolios and

an USD
11
m decrease

in Personal

& Corporate

Banking

related to

lending to
large corporate clients

and
financial intermediaries

& hedge funds
.

Scenario and key input

updates
During 2022, the scenarios

and related macroeconomic factors were updated

from those applied

at the end of

2021 by
considering the

prevailing economic

and

political conditions

and

uncertainty. The review

focused

on events

that

significantly
changed the

economic

outlook during

the

year: the

Russia–Ukraine

war, with the subsequent

effect on

energy markets,

the
inflation outlook and economic growth in Europe, and rising global interest rates due to central banks’ adoption of more restrictive monetary

policies.
Baseline scenario
: the

projections

of the

baseline scenario,

which are

aligned to

the economic

and market

assumptions

used
for UBS AG’s business planning purposes, are broadly

in line with external data, such as that from Bloomberg Consensus,
Oxford Economics and the International

Monetary Fund World Economic

Outlook. The expectation for

2023 is that global
growth stalls

under the

weight of

monetary

policy tightening,

and continued

pressure on

real purchasing

power due

to high
inflation – further fueled in Europe by the energy crisis and a lack of labor supply – even though unemployment rates are forecast to be higher than in 2022 and an energy crisis in

Europe seems likely to be averted. Interest rates

are expected to
remain high,

given the persistence

of inflationary trends,

leading to a less

optimistic outlook for

global house prices,

which
is cushioned in Switzerland

by continued strong

demand.

Global crisis

scenario:
The first

hypothetical

downside scenario,

the global crisis

scenario, is

aligned with

the UBS AG’s

2022
binding stress scenario and was

updated in 2022

to reflect expected risks, resulting in

minimal changes. It assumes that,
while the

global economy

has returned to

pre-pandemic levels

and the immediate

risks

from COVID-19

have decreased,

the
associated disruptions

and

the

consequences of

the unprecedented

monetary and

fiscal stimulus

measures will

remain
critical. Concerns regarding

the sustainability

of public debt, following the marked deterioration

of fiscal positions, lead to
a loss

of confidence and

market turbulence, while protectionism results in

a decrease

in global

trade. Governments and
central banks have limited scope

to support the economies,

and interest rate levels remain moderate. As a

consequence,
China

suffers a

hard landing

which,

combined with

political, solvency and

liquidity concerns,

affects emerging

markets
significantly. A

spillover

effect

leads

to

a

contraction of

the

Eurozone,

Swiss

and

US

economies,

as

global

demand

is
significantly affected.

Given the

severity of the

macroeconomic

impact, unemployment

rates rise to

historical highs

and real
estate sectors contract

sharply.
Stagflationary

geopolitical

crisis

scenario:
The

second

downside

scenario

was

changed

during

2022.

In

light

of

the
developments caused by Russia’s invasion of Ukraine, the
mild global interest rate steepening scenario

was replaced by a
severe global

interest rate

steepening scenario

in the

first quarter of

2022, as

the beginning of

the Russia–Ukraine war
increased fears of

higher inflation and a corresponding

reaction by monetary

authorities. In

the second quarter of the

year,
the progression

of the war

and the enforcement

of sanctions

regimes led

to a redesign

of the scenario.

The resulting
severe
Russia–Ukraine conflict scenario

has similar dynamics as the severe global interest rate

steepening scenario, but addressed
specifically the prospect of

rising energy costs,

especially in Europe, with

the consequences

of lower

growth and higher
inflation rates.

In the

fourth quarter of

2022, UBS

developed a new
stagflationary geopolitical

crisis scenario

(SGC)

and
included this new

scenario in the ECL calculation for year-end 2022 in lieu of the severe Russia–Ukraine conflict scenario
.
While

the SGC scenario addresses similar risks as the
severe Russia–Ukraine conflict

scenario
, it also covers additional and
broader risks and

therefore assumes

more severe

shocks. Geopolitical

tensions cause

an escalation

of security concerns

and
undermine globalization. The

ensuing economic regionalization leads

to a

surge in

global commodity prices

and further
disruptions of

supply chains

and raises

the specter

of prolonged

stagflation.

The severe

interest

rate and

adverse

house price
assumptions in

the SGC scenario

had a substantive

impact on model-based

ECL allowances

for loans

secured by

mortgages
in Switzerland and

the US. These

effects were

partly offset

by PMA releases

related to loans

secured by mortgages.

Refer to
the section below

on “Scenario weights

and post-model adjustments”

for more details.
Asset price

inflation scenario:
The upside

scenario is

based on

positive developments,

such as

an easing

of

geopolitical
tensions across the

globe and

a rebound

in Chinese economic

growth. A

combination of

lower energy and

commodity
prices,

effective monetary

policies

and

easing

supply

chain

disruptions helps

reduce

inflation.

Improved

consumer and
business sentiment lead to an economic rebound with central banks able to normalize interest rates; asset prices increase significantly.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   424

Note 19

Expected credit loss measurement (continued)
The table below details the key assumptions

for the four scenarios applied

as of 31 December 2022.
Scenario weights and post

-model adjustments
Due

to the

less positive

outlook

compared

with the

assessment on

31 December

2021, the

scenario weights

changed
during 2022. The upside scenario was allocated

a
0
% probability, and the previous
5
% weight was added to the
baseline
scenario
, now

set at
60
%. Following

the introduction

of the

SGC, which

was deemed

to have

a higher

probability of
occurring than

the
global crisis

scenario
, the weights

were rebalanced.

The SGC

has a

weight of
25
% (compared

with
10
% for the
mild global

interest rate steepening

scenario

used as

of 31 December

2021) and

the weight

of the
global
crisis scenario

was reduced to
15
% (from
30
% as of 31 December

2021). The weights are also shown in the

table below.
The

scenarios

and

weight

allocation

were

established

in

line

with

the

general

market

sentiment

that

the

short-term
outlook

is subdued

and a

recession in

major markets

is a

strong

probability. The

downside

risks in

relation to

inflation
and monetary policy,

as well as

the availability and

price of energy,

mainly in Europe,

are better reflected

in our

models
compared with the uncertain developments

caused by COVID-19 in recent

years.

However, unquantifiable risks continue

to be relevant, as the pandemic

has not been overcome and

the world may face
new disruptions.

Furthermore, the geopolitical

situation worsened

during 2022,

and the impact on

the world

economy
from escalations with unforeseeable

consequences could be severe. In the near term, this

uncertainty relates primarily to
the development

of the

Russia–Ukraine

war. Models,

which are

based on

supportable statistical

information

from past
experiences regarding interdependencies of

macroeconomic factors and their

implications for credit

risk portfolios, cannot
comprehensively reflect

such extraordinary

events, such

as a

pandemic or

a fundamental

change

in the

world political
order. Rather than

creating multiple additional scenarios

to attempt gauging these

risks and applying

model parameters
that lack supportable information and

cannot be robustly validated, management

continued to

also apply PMAs.

These PMA took into account that more of the downside risks were modeled in 2022, particularly for lending secured by
mortgages.

The

PMA

amounted

to

USD
131
m

as

of

31 December

2022

(31 December

2021:

USD
224
m).

These
remaining PMA

for uncertainties

on potentially

unmodeled risk

almost entirely

relate

to corporate

lending portfolios

in
Personal & Corporate Banking

and the Investment Bank.

Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.12.22 31.12.21
Asset price inflation
0.0
5.0
Baseline
60.0
55.0
Mild global interest rate steepening

0.0
10.0
Stagflationary geopolitical crisis
25.0
0.0
Global crisis

15.0
30.0

Scenario assumptions
One year

Three years cumulative

31.12.22
Asset price
inflation Baseline
Stagflationary
geopolitical
crisis

Global
crisis

Asset price
inflation Baseline
Stagflationary
geopolitical
crisis

Global
crisis

Real GDP growth (% change)
United States
4.0
(0.3)
(4.8)
(6.4)
9.1
3.2
(4.4)
(1.8)
Eurozone
3.0
0.6
(5.6)
(8.5)
6.2
2.5
(5.7)
(8.3)
Switzerland
3.0
0.7
(4.8)
(6.7)
6.6
3.5
(4.9)
(3.7)
Consumer price index (% change)

United States
2.5
2.6
10.0
(0.5)
8.1
6.5
15.8
1.2
Eurozone
2.3
5.0
9.6
(0.7)
7.4
9.6
14.8
(0.7)
Switzerland
2.1
1.6
5.8
(1.8)
6.2
3.9
10.7
(1.6)
Unemployment rate (end-of

-period level, %)
United States
3.0
3.9
9.2
10.0
3.0
5.3
11.8
9.4
Eurozone
6.0
7.0
10.9
11.9
6.0
7.1
12.2
13.0
Switzerland
1.7
2.3
4.3
4.4
1.5
2.6
5.1
4.9
Fixed income: 10-year government

bonds (change in yields, basis points)
USD
25.0
(5.6)
235.0
(326.0)
70.0
(13.2)
205.0
(291.1)
EUR
20.0
47.8
250.0
(270.6)
57.5
44.7
220.0
(246.5)
CHF
25.0
45.7
220.0
(209.7)
62.5
57.0
205.0
(159.6)
Equity indices (% change)
S&P 500
20.0
7.4
(51.5)
(50.0)
51.7
22.8
(45.6)
(27.9)
EuroStoxx 50
17.0
17.2
(51.6)
(50.0)
42.9
29.2
(47.2)
(39.3)
SPI
14.0
5.6
(51.6)
(46.0)
37.9
19.3
(47.2)
(32.9)
Swiss real estate (% change)
Single-Family Homes

6.6
1.1
(16.7)
(19.9)
14.0
2.3
(32.9)
(23.9)
Other real estate (% change)
United States (S&P / Case–Shiller)
7.8
(4.5)
(12.8)
(19.3)
19.1
(0.6)
(35.8)
(32.7)
Eurozone (House Price Index)
7.0
(2.7)
(8.4)
(8.9)
15.4
2.0
(14.7)
(17.5)

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   425

Note 19

Expected credit loss measurement (continued)
Scenario assumptions
One year

Three years cumulative

31.12.21
Asset price
inflation Baseline
Mild global
interest rate
steepening

Global crisis

Asset price
inflation Baseline
Mild global
interest rate
steepening

Global crisis

Real GDP growth (% change)
United States
9.1
4.4
(0.1)
(5.9)
17.8
10.1
1.8
(3.8)
Eurozone
9.4
3.9
(0.1)
(8.7)
17.3
7.5
0.9
(10.3)
Switzerland
5.5
2.4
(0.9)
(6.6)
13.1
5.8
(0.1)
(5.7)
Consumer price index (% change)
United States
3.1
2.2
5.7
(1.2)
9.5
6.3
13.0
0.4
Eurozone
2.3
1.4
4.2
(1.3)
8.0
4.8
10.4
(1.7)
Switzerland
1.8
0.3
3.5
(1.8)
6.1
1.7
9.0
(1.6)
Unemployment rate (end-of

-period level, %)
United States
3.0
3.9
6.1
10.9
3.0
3.5
7.2
10.8
Eurozone
6.2
7.4
8.7
12.9
6.0
7.2
9.1
15.1
Switzerland
2.3
2.5
3.4
5.2
1.6
2.3
4.2
5.9
Fixed income: 10-year government

bonds (change in yields, basis points)
USD
50.0
16.5
259.2
(50.0)
170.0
41.2
329.2
(15.0)
EUR
40.0
11.1
283.8
(35.0)
140.0
34.9
349.3
(25.0)
CHF
50.0
12.1
245.5
(70.0)
150.0
34.4
307.3
(35.0)
Equity indices (% change)
S&P 500
12.0
14.1
(27.0)
(50.2)
35.5
24.7
(21.8)
(40.1)
EuroStoxx 50
16.0
12.3
(23.4)
(57.6)
41.6
20.7
(19.9)
(50.4)
SPI
14.0
12.1
(22.9)
(53.6)
37.9
19.1
(19.6)
(44.2)
Swiss real estate (% change)
Single-Family Homes

5.1
4.4
(4.3)
(17.0)
15.5
7.4
(8.8)
(30.0)
Other real estate (% change)
United States (S&P / Case–Shiller)
10.0
3.5
(2.3)
(9.5)
21.7
7.1
(8.7)
(26.3)
Eurozone (House Price Index)
8.4
5.1
(4.0)
(5.4)
17.8
9.6
(7.6)
(10.8)

c) Development of ECL allowances

and provisions

The ECL allowances and provisions

recognized in the period

are impacted by a variety of factors,

such as:
–

the effect of selecting and

updating forward-looking scenarios

and the respective weights;
–

origination of new instruments during

the period;

–

the effect

of passage of

time (lower residual

lifetime PD and the

effect of discount

unwind) as the

ECL on an

instrument
for the remaining lifetime decreases (all other

factors remaining the same);
–

derecognition of instruments in the

period;
–

change in individual asset quality of instruments;
–

movements from

a

maximum

12-month

ECL

to

the

recognition

of

lifetime ECL

(and

vice versa)

following

transfers
between stages 1 and 2;

–

movements from stages 1 and 2 to stage 3 (credit-impaired status) when default has become certain and PD increases to 100% (or vice versa);
–

changes in models or updates

to model parameters;
–

write-off; and
–

foreign exchange translations for assets denominated

in foreign currencies.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   426

Note 19

Expected credit loss measurement (continued)

The

table

below

explains

the

changes

in

the

ECL

allowances

and

provisions

for

on-

and

off-balance

sheet

financial
instruments and credit

lines in scope of ECL

requirements

between the beginning

and the end of the

period due

to the
factors listed above.

Development of ECL allowances

and provisions
USD m Total Stage 1 Stage 2 Stage 3
Balance as of 31 December 2021
(1,165)
(282)
(220)
(662)
Net movement from new and derecognized

transactions
1
(7)
(21)
16
(2)
of which: Private clients with mortgages
(6)
(6)
0
0
of which: Real estate financing
(3)
(5)
2
0
of which: Large corporate clients
8
(1)
11
(2)
of which: SME clients
(1)
(1)
0
0
of which: Other
(6)
(8)
3
0

of which: Financial intermediaries and hedge

funds
0
(2)
2
0

of which: Loans to financial advisors
0
0
0
0
Remeasurements with stage transfers
2
(65)
20
(39)
(46)
of which: Private clients with mortgages
(10)
3
(12)
0
of which: Real estate financing
7
(1)
8
0
of which: Large corporate clients
(33)
16
(28)
(21)
of which: SME clients
(23)
2
(2)
(22)
of which: Other
(6)
1
(4)
(3)

of which: Financial intermediaries and hedge

funds
0
0
0
0

of which: Loans to financial advisors
1
2
(1)
0
Remeasurements without

stage transfers
3
13
(8)
(27)
48
of which: Private clients with mortgages
(12)
5
(18)
1
of which: Real estate financing
13
3
10
0
of which: Large corporate clients
32
(11)
2
41
of which: SME clients
(6)
(10)
(9)
14
of which: Other
(15)
5
(12)
(8)

of which: Sovereigns
(8)
0
(8)
0

of which: Loans to financial advisors
(3)
3
(1)
(6)
Model changes
4
30
29
1
0
Movements with profit or loss impact
5
(29)
20
(49)
0
Movements without profit or loss impact

(write-off,

FX and other)
6
104
3
1
99
Balance as of 31 December 2022
(1,091)
(260)
(267)
(564)
1 Represents

the increase

and decrease

in allowances

and provisions

resulting from

financial instruments

(including guarantee

s

and facilities)

that were

newly originated,

purchased or

renewed and

from the

final
derecognition of loans or facilities on their maturity date or earlier.

2 Represents the remeasurement between 12

-month and lifetime ECL due to stage transfers.

3 Represents the change in allowances and provisions
related to

changes

in model

inputs

or assumptions,

including

changes

in forward

-looking

macroeconomic

conditions,

changes

in the

exposure

profile,

PD and

LGD

changes,

and

unwinding

of the

time

value.

4 Represents the change in the allowances

and provisions related to changes

in models and methodologies.

5 Includes ECL movements

from new and derecognized transactions,

remeasurement changes,

model and
methodology changes.

6 Represents

the decrease

in allowances

and provisions

resulting from

write-offs of

the ECL

allowance

against the

gross carrying

amount when

all or

part of

a financial

asset is

deemed
uncollectible or forgiven and

movements in foreign exchange

rates.

Movements with profit

or loss

impact:
Stages 1

and 2 ECL

allowances and provisions

increased on a

net basis

by USD
29
m:

–

Net movement

from new

and derecognized

transactions

includes USD
21
m stage 1

expenses and

USD
16
m stage 2
releases: Stage 1 expenses are primarily driven by new loans secured by real estate. The residual effect is spread across
lending segments. Stage 2

releases are largely driven by redemption of

corporate loans in the I

nvestment Bank.
–

Remeasurements with

stage transfers

include USD
20
m releases

in stage

1 and

USD
39
m expenses

in stage

2.

This
mainly includes

the transfer of

a few

large corporate

lending

transactions in

the Investment

Bank

from stage

1 to

2
(i.e., releases in

stage 1

and related but

generally higher

expenses in stage

2), driven by

rating downgrades and scenario
effects.
–

Remeasurements

without

stage

transfers

include

stage

1

expenses

of

USD
8
m

and stage

2 expenses

of

USD
27
m.
These expenses of

USD
35
m relate

to large and

SME corporate lending

(USD
28
m), substantially

due to scenario

effects,
and to a single sovereign

counterparty (USD
8
m).

–

Model changes: refer to Note

19b for more information.
Movements without profit or loss impact:
Stage 3 allowances decreased by USD
99
m almost entirely due to write-offs of
USD
95
m.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   427

Note 19

Expected credit loss measurement (continued)

Development of ECL allowances

and provisions
USD m Total Stage 1 Stage 2 Stage 3
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

(including guarantee

s

and facilities)

that were

newly originated,

purchased or

renewed and

from the

final
derecognition of loans or facilities on their maturity date or earlier.

2 Represents the remeasurement between 12

-month and lifetime ECL due to stage transfers.

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

in allowa

nces and

provisions resulting

from write

-offs of

the ECL

allowance

against the

gross carrying

amount when

all or

part of

a financial

asset is

deemed
uncollectible or forgiven and

movements in foreign exchange

rates.

As explained

in Note 1a,

the assessment

of a significant

increase

in credit

risk (SICR)

considers a

number

of qualitative
and

quantitative factors

to determine

whether a

stage transfer

between

stage 1

and stage 2

is required,

although the
primary assessment considers changes in PD based on rating analyses and economic outlook. Additionally, UBS AG takes into consideration

counterparties that

have moved

to a

credit watch

list and

those with

payments that

are at

least 30
days past due.

ECL stage 2 (“significant deterioration

in credit risk”) allowances / provisions

as of 31 December 2022 – classification by trigger
USD m Stage 2
of which:
PD layer
of which:
watch list
of which:
≥30 days

past due
On-

and off-balance sheet

(267)
(196)
(21)
(50)
of which: Private clients with mortgages
(107)
(83)
0
(25)
of which: Real estate financing
(23)
(18)
0
(5)
of which: Large corporate clients
(65)
(51)
(13)
0
of which: SME clients
(37)
(22)
(7)
(7)
of which: Financial intermediaries and hedge

funds
(17)
(17)
0
0
of which: Loans to financial advisors
(2)
0
0
(2)
of which: Credit cards
(12)
0
0
(12)
of which: Other
(5)
(5)
0
0

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   428

Note 19

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
collateral is presented at fair

value. For other collateral, such

as real estate, a

reasonable alternative

value is used. Credit
enhancements,

such

as

credit

derivative

contracts

and

guarantees,

are

included

at

their

notional

amounts.

Both

are
capped

at the

maximum exposure

to credit

risk for

which they

serve as

security. The

“Risk

management and

control”
section of this

report describes

management’s view

of credit

risk and

the related exposures,

which can differ

in certain
respects from the requirements of International

Financial Reporting Standards

(IFRS).

Maximum exposure to credit

risk

31.12.22
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

amortized cost on the balance sheet
Cash and balances at central banks
169.4
169.4
Loans and advances to banks
4
14.7
0.0
0.1
14.6
Receivables from securities financing transactions
measured at amortized cost
67.8
0.0
64.5
2.4
0.9
Cash collateral receivables on derivative

instruments
5,6
35.0
22.9
12.1
Loans and advances to customers
390.0
36.1
115.9
197.8
19.6
3.0
17.6
Other financial assets measured at amortized cost
53.4
0.1
0.5
0.0
1.3
51.4
Total financial assets

measured at amortized cost
730.4
36.2
181.0
197.9
23.4
22.9
0.0
3.0
266.1
Financial assets measured at

fair value

through other comprehensive income – debt
2.2
2.2
Total maximum exposure to

credit risk

reflected on the balance sheet within

the scope of ECL
732.6
36.2
181.0
197.9
23.4
22.9
0.0
3.0
268.3
Guarantees
7
22.1
1.2
9.3
0.1
2.0
1.8
7.7
Loan commitments
7
39.9
0.2
3.1
1.3
6.5
0.1
1.0
27.8
Forward starting transactions,

reverse repurchase
and securities borrowing agreements
3.8
3.8
0.0
Committed unconditionally revocable credit lines
43.6
0.2
8.2
6.0
6.2
0.5
22.5
Total maximum exposure to

credit risk not

reflected on the balance sheet within

the scope of ECL
109.4
1.6
24.4
7.5
14.7
0.0
0.1
3.3
58.0
31.12.21
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

amortized cost on the balance sheet
Cash and balances at central banks
192.8
192.8
Loans and advances to banks
4
15.4
0.1
0.1
15.1
Receivables from securities financing transactions
measured at amortized cost
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

reflected on the balance sheet within

the scope of ECL
747.5
38.4
196.9
191.3
28.4
18.4
0.0
4.0
270.0
Guarantees
7
20.9
1.3
6.5
0.2
2.5
2.3
8.1
Loan commitments
7
39.4
0.5
4.0
2.4
7.3
0.3
1.7
23.1
Forward starting transactions,

reverse repurchase
and securities borrowing agreements
1.4
1.4
0.0
Committed unconditionally revocable credit lines
42.3
0.3
9.0
6.2
3.9
0.5
22.5
Total maximum exposure to

credit risk not

reflected on the balance sheet within

the scope of ECL
104.1
2.2
20.9
8.7
13.7
0.0
0.3
4.5
53.7
1 Of which: USD
1,372
m for 31 December 2022 (31 December

2021: USD
1,443
m) relates to total credit-impaired financial

assets measured at amortized cost and USD
113
m for 31 December 2022 (31 December

2021:
USD
130
m) to total off-balance sheet financial instruments and credit lines for credit-impaired positions.

2 Collateral arrangements

generally incorporate a range of collateral, including

cash, equity and debt instruments,
real estate and

other collateral.

UBS AG applies

a risk-based

approach that

generally

prioritizes collateral

according to its

liquidity profile.

3 Includes but is

not limited to life

insurance contracts,

inventory,

mortgage
loans, gold

and other

commodities.

4 Loans

and advances

to banks

include amounts

held with third

-party banks

on behalf

of clients.

The credit

risk associated

with these

balances may

be borne

by those clients.

5 Included within Cash

collateral receivables

on derivative

instruments are

margin balances

due from exchanges

or clearing houses.

Some of these

margin balances

reflect amounts

transferred on

behalf of clients

who
retain the associated

credit risk.

6 The amount

shown in the

“Netting” column represents

the netting

potential not recognized

on the balance sheet.

Refer to Note 21

for more information.

7 The amount

shown in
the “Guarantees” column includes

sub-participations.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   429

Note 19

Expected credit loss measurement (continued)

e) Financial assets subject to credit risk

by rating category
The table below shows the credit quality and the maximum exposure to credit risk based on the UBS AG’s internal credit
rating system and

year-end stage

classification. Under

IFRS 9,

the credit risk

rating reflects

the UBS

AG’s assessment

of
the

probability

of

default

of

individual

counterparties,

prior

to

substitutions.

The

amounts

presented

are

gross

of
impairment allowances.
›

Refer to the “Risk

management and

control” section of

this report for more

details

regarding the UBS AG’s internal

grading
system

Financial assets subject to credit risk by

rating category
USD m 31.12.22
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized

cost
Cash and balances at central banks
168,525
877
0
0
56
0
169,457
(12)
169,445
of which: stage 1
168,525
877
0
0
0
0
169,402
0
169,402
of which: stage 2
0
0
0
0
56
0
56
(12)
44
Loans and advances to banks
862
11,150
832
996
837
0
14,676
(6)
14,671
of which: stage 1
862
11,150
832
996
836
0
14,675
(5)
14,670
of which: stage 2
0
0
0
0
1
0
1
(1)
1
of which: stage 3
0
0
0
0
0
0
0
0
0
Receivables from securities

financing transactions measured at
amortized cost
27,158
15,860
8,870
15,207
721
0
67,816
(2)
67,814
of which: stage 1
27,158
15,860
8,870
15,207
721
0
67,816
(2)
67,814
Cash collateral receivables on

derivative instruments
10,613
12,978
7,138
4,157
147
0
35,034
0
35,033
of which: stage 1
10,613
12,978
7,138
4,157
147
0
35,034
0
35,033
Loans and advances to customers
6,491
216,824
68,444
76,147
20,891
2,012
390,810
(783)
390,027
of which: stage 1
6,491
215,332
66,202
69,450
15,557
0
373,032
(129)
372,903
of which: stage 2
0
1,493
2,242
6,698
5,334
0
15,767
(180)
15,587
of which: stage 3
0
0
0
0
0
2,012
2,012
(474)
1,538
Other financial assets measured at

amortized cost
29,011
16,649
447
6,708
450
210
53,475
(86)
53,389
of which: stage 1
29,011
16,646
427
6,426
336
0
52,846
(17)
52,829
of which: stage 2
0
2
20
283
114
0
419
(6)
413
of which: stage 3
0
0
0
0
0
210
210
(63)
147
Total financial assets

measured at amortized cost
242,660
274,337
85,731
103,216
23,102
2,222
731,269
(890)
730,379
On-balance sheet financial instruments
Financial assets measured at FVOCI

– debt instruments
1,307
840
0
92
0
0
2,239
0
2,239
Total on-balance

sheet financial instruments
243,966
275,178
85,731
103,308
23,102
2,222
733,508
(890)
732,618
Off-balance sheet positions subject to expected

credit loss by rating category
USD m 31.12.22
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet financial instruments
Guarantees

7,252
5,961
4,772
3,049
1,025
108
22,167
(48)
of which: stage 1
7,252
5,917
3,812
2,229
596
0
19,805
(13)
of which: stage 2
0
44
960
821
429
0
2,254
(9)
of which: stage 3
0
0
0
0
0
108
108
(26)
Irrevocable loan commitments
1,770
14,912
6,986
10,097
6,107
124
39,996
(111)
of which: stage 1
1,770
14,789
6,818
9,625
4,529
0
37,531
(59)
of which: stage 2
0
123
168
472
1,578
0
2,341
(52)
of which: stage 3
0
0
0
0
0
124
124
0
Forward starting reverse repurchase

and securities borrowing agreements
2,781
2
11
1,007
0
0
3,801
0
Total off-balance sheet

financial instruments
11,803
20,874
11,769
14,153
7,132
233
65,964
(159)
Credit lines
Committed unconditionally revocable

credit lines
2,288
16,483
9,247
11,885
3,739
36
43,677
(40)
of which: stage 1
2,288
15,777
8,960
11,355
3,429
0
41,809
(32)
of which: stage 2
0
705
287
531
310
0
1,833
(8)
of which: stage 3
0
0
0
0
0
36
36
0
Irrevocable committed prolongation

of existing loans
7
1,939
1,489
868
392
2
4,696
(2)
of which: stage 1
7
1,938
1,411
864
380
0
4,600
(2)
of which: stage 2
0
1
78
4
11
0
94
0
of which: stage 3
0
0
0
0
0
2
2
0
Total credit lines
2,295
18,421
10,736
12,753
4,131
37
48,373
(42)
1 Refer to the “Internal UBS rating

scale and mapping of external

ratings” table in the “Risk

management and control”

section of this report for more

information on rating categories.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   430

Note 19

Expected credit loss measurement (continued)
Financial assets subject to credit risk by

rating category
USD m 31.12.21
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
measured at amortized cost
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
748,445
(969)
747,477
Off-balance sheet positions subject to expected

credit loss by rating category
USD m 31.12.21
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total off-
balance sheet
exposure
(maximum
exposure to
credit risk) ECL provisions
Off-balance sheet financial instruments
Guarantees

4,457
7,064
4,535
3,757
1,009
150
20,972
(41)
of which: stage 1
4,457
7,037
4,375
3,075
752
0
19,695
(18)
of which: stage 2
0
27
160
682
258
0
1,127
(8)
of which: stage 3
0
0
0
0
0
150
150
(15)
Irrevocable loan commitments
2,797
14,183
7,651
8,298
6,502
46
39,478
(114)
of which: stage 1
2,797
13,917
7,416
7,127
5,840
0
37,097
(72)
of which: stage 2
0
266
235
1,171
663
0
2,335
(42)
of which: stage 3
0
0
0
0
0
46
46
0
Forward starting reverse repurchase

and securities borrowing agreements
0
0
55
1,389
0
0
1,444
0
Total off balance

sheet financial instruments
7,254
21,247
12,241
13,444
7,512
196
61,894
(155)
Credit lines
Committed unconditionally revocable

credit lines
2,636
16,811
8,627
10,130
4,107
63
42,373
(38)
of which: stage 1
2,636
16,467
8,304
8,724
3,671
0
39,802
(28)
of which: stage 2
0
344
323
1,406
436
0
2,508
(10)
of which: stage 3
0
0
0
0
0
63
63
0
Irrevocable committed prolongation

of existing loans
17
2,438
1,422
1,084
602
48
5,611
(3)
of which: stage 1
17
2,438
1,422
1,082
568
0
5,527
(3)
of which: stage 2
0
0
0
1
34
0
36
0
of which: stage 3
0
0
0
0
0
48
48
0
Total credit lines
2,653
19,249
10,049
11,214
4,709
111
47,984
(41)
1 Refer to the “Internal UBS rating

scale and mapping of external

ratings” table in the “Risk

management and control”

section of this report for more

information on rating

categories.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   431

Note 19

Expected credit loss measurement (continued)

f) Sensitivity information
As outlined in Note

1a, ECL estimates involve significant uncertainties at the

time they are made.
ECL models
The models

applied

to determine

point

-in-time

PD and LGD

rely on

market and statistical

data, which

has been

found
to

correlate

well

with

historically

observed

defaults

in

sufficiently

homogeneous

segments.

The

risk

sensitivities

for
each of the

ECL reporting

segments

to such

factors are

summarized

in Note 9.
Sustainability and climate risk

Sustainability and climate risk (SCR) may negatively affect clients or portfolios due to direct or indirect transition costs, or exposure to physical risks in locations

likely to be impacted by climate change.

Such effects could lead to

a deterioration
in credit worthiness, which in turn would

have an impact on ECLs.

While some indicators

that are more

influenced by

climate change (e.g.,

energy prices) are

factored into the

current PD
models where

they have

demonstrated

statistical

relevance,

UBS

AG currently

does

not use

a specific

SCR

scenario in
addition

to

the

four

general

economic

scenarios

applied

to

derive

the

weighted-average

ECL.

The

rationale

for

the
approach

at

this

point

in

time

is

the

significance

of

model

risks

and

challenges

in

calibration

and

probability

weight
assessment given the paucity of data.
Instead, UBS

AG focuses on

the process of

vetting clients and

business transactions and

takes individual actions,

where
transition risk is deemed

to be a significant

driver of a

counterparty’s credit worthiness.

This review process may

lead to
a downward revision

of the counterparty’s credit rating,

or the adoption of risk mitigating

actions, and hence affect the
individual contribution to ECLs.
At the portfolio level, UBS AG

has started to use stress loss assumptions to assess the extent to which SCR may affect the quality of the

loans extended to

small and medium-sized entities

and large

corporate clients. Initial tests

were based

on
a set of assumptions presented

by external parties (such as the Bank of

England). Such analysis undertaken

during 2022
concluded that the counterparties

are not expected to be

significantly impacted

by physical or transition

risks,

mainly as
there are no material risk concentrations in high-risk sectors. The analysis of the corporate loan book has also shown that
any potential significant impacts from transition costs or

physical risks would materialize over a

time horizon that exceeds
in most cases the

contractual lifetime of the

underlying assets. Based on current information

on regulatory developments,
this would

also apply

to the

portfolio of

private clients’

mortgages and

real estate

financing,

given the long

lead times
for investments in upgrading

the housing stock.
As a

result of

the aforementioned

factors, it

was assessed

that the

magnitude of

any impact

of SCR

on the

weighted-
average ECL would not be material as of 31 December 2022.

Therefore, no specific post-model adjustment was made in
this regard.
›

Refer to “Sustainability

and climate risk”

in the “Risk management

and control” section

of this report

›

Refer to “Our focus

on sustainability

and climate”

in the “Our strategy, business

model and environment”

section of this

report
›

Refer to “UBS AG consolidated

supplemental disclosures

required under SEC regulations”

for the maturity

profile of UBS core loan
book

Forward-looking scenarios
Depending

on

the scenario

selection and

related macroeconomic

assumptions

for the

risk factors,

the components

of
the

relevant

weighted-average

ECL

change.

This

is

particularly

relevant

for

interest

rates,

which

can

move

in

both
directions under

a given growth

assumption,

e.g., low

growth with

high interest

rates in

a stagflation

scenario, versus
low growth

and falling interest

rates in a

recession. Management

generally looks

for scenario narratives that reflect

the
key risk drivers of a given credit

portfolio.
As forecasting

models are complex,

due to the

combination of

multiple factors, simple what-if

analyses involving a

change
of individual

parameters do not

necessarily provide realistic information

on the

exposure of segments

to changes in

the
macroeconomy.

Portfolio-specific

analyses

based

on

their key

risk

factors

would

also

not

be

meaningful,

as

potential
compensatory effects in other segments

would be ignored

.

The table below indicates some sensitivities

to ECLs, if a key
macroeconomic

variable

for

the

forecasting

period

is

amended

across

all

scenarios

with

all

other

factors

remaining
unchanged.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   432

Note 19

Expected credit loss measurement (continued)

Potential effect on stage

1 and stage 2 positions from changing key

parameters as of 31 December 2022

USD m 100% Baseline
100%
Stagflationary
geopolitical crisis

100% Global crisis

Weighted average

Change in key parameters
Fixed income: Government bonds

(absolute change)
–0.50%
(3)
(106)
(2)
(14)
+0.50%
4
124
2
17
+1.00%
8
264
10
37
Unemployment rate (absolute change)
–1.00%
(4)
(138)
(24)
(23)
–0.50%
(2)
(78)
(13)
(12)
+0.50%
3
84
16
15
+1.00%
5
179
32
31
Real GDP growth (relative change)
–2.00%
7
13
18
11
–1.00%
3
7
9
5
+1.00%
(3)
(7)
(9)
(5)
+2.00%
(5)
(13)
(18)
(10)
House Price Index (relative change)
–5.00%
15
196
88
56
–2.50%
7
92
40
25
+2.50%
(4)
(83)
(35)
(19)
+5.00%
(7)
(157)
(65)
(36)
Equity (S&P500, EuroStoxx, SMI)

(relative change)
–10.00%
4
7
6
5
–5.00%
2
3
3
2
+5.00%
(2)
(4)
(3)
(2)
+10.00%
(4)
(8)
(7)
(5)
Sensitivities

can

be

more

meaningfully

assessed

in

the

context

of

coherent

scenarios

with

consistently

developed
macroeconomic

factors.

The

table

above

outlines

favorable

and

unfavorable

effects,

based

on

reasonably

possible
alternative changes to

the economic conditions

for stage 1 and

stage 2 positions. The

ECL impact

is calculated for

material
portfolios and disclosed for each

scenario.

The forecasting horizon is limited to three years, with a model

-based mean reversion of PD and LGD assumed thereafter.
Changes to these timelines may have an

effect on ECLs: depending

on the cycle, a longer or shorter forecasting horizon
will lead to different annualized lifetime PD and average LGD estimations. This is currently not deemed to be material for
UBS,

as a large proportion

of loans,

including mortgages

in Switzerland, have

maturities that are

within the

forecasting
horizon.
Scenario weights and stage allocation
Potential effect

on stage 1 and stage

2 positions from

changing scenario

weights or moving to

an ECL lifetime

calculation

as of 31 December

2022
Actual ECL
allowances and
provisions,
including staging
(as per Note 9)

Pro forma ECL allowances and provisions,

including staging

and assuming application of 100% scenario weighting

Pro forma ECL
allowances and
provisions,
assuming all
positions being
subject to lifetime
ECL

Scenarios Weighted average 100% Baseline
100% Asset price
inflation
100%
Stagflationary
geopolitical crisis

100% Global crisis

Weighted average
USD m, except where indicated
Segmentation
Private clients with mortgages
(136)
(25)
(13)
(523)
(184)
(473)
Real estate financing
(43)
(26)
(22)
(176)
(30)
(126)
Large corporate clients
(136)
(97)
(84)
(199)
(174)
(235)
SME clients
(86)
(67)
(66)
(162)
(97)
(153)
Other segments
(125)
(114)
(111)
(145)
(153)
(281)
Total
(526)
(329)
(295)
(1,204)
(638)
(1,267)
Scenario weights
ECL is sensitive to changing scenario weights,

in particular if narratives and parameters are

selected that are not close to
the baseline scenario, highlighting

the non-linearity of credit losses.
As

shown

in the

table

above,

the

ECLs

for stage 1

and

stage 2

positions

would

have been

USD
329
m (31

December
2021:

USD
387
m)

instead of

USD
526
m

(31 December

2021:

USD
503
m)

if ECLs

had

been

determined

solely

on

the
baseline scenario
. The weighted-average

ECL therefore amounted

to
160
% (31 December 2021:
130
%) of the baseline
value. The effects of weighting

each of the four scenarios 100%

are shown in the table above.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   433

Note 19

Expected credit loss measurement (continued)

Stage allocation and SICR
The determination

of what

constitutes an

SICR is

based on

management judgment,

as explained

in Note 1a.

Changing
the SICR trigger will have a direct effect on ECLs, as more or fewer positions would be subject to lifetime ECLs under any scenario.

The

relevance

of

the

SICR trigger

on

overall ECL

is

demonstrated

in

the table

above with

the

indication that

the

ECL
allowances and provisions

for stage 1 and stage 2 positions

would have been USD
1,267
m, if all non-impaired positions
across the

portfolio had been

measured for

lifetime ECLs irrespective of

their actual SICR

status. This

amount compares
with actual stage 1 and 2

allowances and provisions of USD
526
m as of 31 December 2022.
Maturity profile
The maturity

profile is

an important

driver in

ECLs,

in particular

for transactions

in stage

2.

A transfer

of a

transaction
into stage

2 may

therefore have a

significant effect on ECLs.

The current maturity

profile of most

lending books is relatively
short.

Lending

to large

corporate clients

is generally

between

one

and two

years, with

related loan

commitments up

to four
years. Real estate lending is generally between

two and three years in Switzerland, with long

dated maturities in the US.
Lombard-lending

contracts

typically

have

average

contractual

maturities

of

12

months

or

less,

and

include

callable
features.

A

significant

portion

of

our

lending

to

SMEs

and

Real

estate

financings

is

documented

under

multi-purpose

credit
agreements,

which allow

for various

forms of

utilization

but are

unconditionally cancelable

by UBS

at any

time: a)

for
drawings under such agreements with a fixed maturity, the respective term is applied for ECL calculations, or a maximum
of 12 months in stage

1; b) for unused

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

Note 20

Fair value measurement

a) Valuation principles
All financial and

non-financial assets

and liabilities measured

or disclosed

at fair value

are categorized

into one of

three
fair value hierarchy

levels in

accordance with

International F

inancial Reporting

Standards (IFRS).

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

UBS applies
valuation

adjustments

at

an

individual

instrument

level,

consistent

with

that

unit

of

account.

However,

if

certain
conditions

are

met, UBS

may estimate

the

fair

value

of

a

portfolio

of

financial assets

and

liabilities

with

substantially
similar and offsetting risk exposures

on the basis of the net

open risks.
›

Refer to Note 20d

for more information

b) Valuation governance
UBS’s

fair

value

measurement

and

model

governance

framework

includes

numerous

controls

and

other

procedural
safeguards

that are

intended

to maximize the

quality of

fair value

measurements

reported

in the

financial statements.
New products

and valuation techniques

must be reviewed

and approved

by key stakeholders

from the risk

and finance
control functions. Responsibility

for the ongoing

measurement of f

inancial and non

-financial instruments at fair value

is
with the business divisions.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   434

Note 20

Fair value measurement (continued)

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
›

Refer to Note 20d

for more information

c) Fair value hierarchy
The table

below provides the

fair value hierarchy classification

of financial

and non-financial assets and

liabilities measured
at

fair

value.

The

narrative

that

follows

describes

valuation

techniques

used

in

measuring

their fair

value

of

different
product types

(including

significant valuation

inputs and

assumptions used),

and the factors

considered in

determining
their classification within the fair

value hierarchy.
During 2022, assets and liabilities that were transferred from Level 2 to Level 1, or from Level 1 to Level 2, and were held for the entire reporting period were

not material.

Determination of fair values

from quoted market prices or valuation techniques
1
31.12.22 31.12.21
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at

fair value on a recurring basis
Financial assets at fair value held for trading
96,263
10,284
1,488
108,034
113,722
15,012
2,299
131,033
of which: Equity instruments
83,095
789
126
84,010
97,983
1,090
149
99,222
of which: Government bills / bonds
5,496
950
18
6,464
7,135
1,351
10
8,496
of which: Investment fund units
6,673
596
61
7,330
7,843
1,364
21
9,229
of which: Corporate and municipal bonds
976
6,509
541
8,026
708
7,791
556
9,055
of which: Loans
0
1,179
628
1,807
0
3,099
1,443
4,542
of which: Asset-backed securities
22
261
114
397
53
317
120
489
Derivative financial instruments
769
147,876
1,464
150,109
522
116,482
1,140
118,145
of which: Foreign exchange
575
84,882
2
85,459
255
53,046
7
53,307
of which: Interest rate
0
39,345
460
39,805
0
32,747
494
33,241
of which: Equity / index
1
21,542
653
22,195
0
27,861
384
28,245
of which: Credit
0
719
318
1,038
0
1,179
236
1,414
of which: Commodities
0
1,334
30
1,365
0
1,590
16
1,606
Brokerage receivables
0
17,576
0
17,576
0
21,839
0
21,839
Financial assets at fair value not held for trading
26,572
29,110
3,725
59,408
27,278
28,185
4,180
59,642
of which: Financial assets for unit-linked investment

contracts
13,071
1
0
13,072
21,110
187
6
21,303
of which: Corporate and municipal bonds
35
14,101
230
14,366
123
13,937
306
14,366
of which: Government bills / bonds
13,103
3,638
0
16,741
5,624
3,236
0
8,860
of which: Loans
0
3,602
736
4,337
0
4,982
892
5,874
of which: Securities financing transactions
0
7,590
114
7,704
0
5,704
100
5,804
of which: Auction rate securities
0
0
1,326
1,326
0
0
1,585
1,585
of which: Investment fund units
307
178
190
675
338
137
117
591
of which: Equity instruments
57
0
792
849
83
2
681
765
Financial assets measured at

fair value through other comprehensive

income on a recurring basis
Financial assets measured at fair value through

other comprehensive income
57
2,182
0
2,239
2,704
6,140
0
8,844
of which: Asset-backed securities
2
0
0
0
0
0
4,849
0
4,849
of which: Government bills / bonds
2
0
26
0
26
2,658
27
0
2,686
of which: Corporate and municipal bonds
57
2,156
0
2,213
45
1,265
0
1,310
Non-financial assets measured at

fair value on a recurring basis
Precious metals and other physical commodities
4,471
0
0
4,471
5,258
0
0
5,258
Non-financial assets measured at

fair value on a non-recurring

basis
Other non-financial assets
3
0
0
21
21
0
0
26
26
Total assets measured

at fair value
128,132
207,028
6,698
341,858
149,484
187,658
7,645
344,787

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   435

Note 20

Fair value measurement (continued)
Determination of fair values

from quoted market prices or valuation techniques

(continued)
1
31.12.22 31.12.21
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value

on a recurring basis
Financial liabilities at fair value held for trading
23,578
5,823
114
29,515
25,413
6,170
105
31,688
of which: Equity instruments
16,521
352
78
16,951
18,328
513
83
18,924
of which: Corporate and municipal bonds
36
4,643
27
4,707
30
4,219
17
4,266
of which: Government bills / bonds
5,880
706
1
6,587
5,883
826
0
6,709
of which: Investment fund units
1,141
84
3
1,229
1,172
555
6
1,733
Derivative financial instruments
640
152,582
1,684
154,906
509
118,558
2,242
121,309
of which: Foreign exchange

587
87,897
24
88,508
258
53,800
21
54,078
of which: Interest rate

0
37,429
116
37,545
0
28,398
278
28,675
of which: Equity / index

0
24,963
1,184
26,148
0
33,438
1,511
34,949
of which: Credit
0
920
279
1,199
0
1,412
341
1,753
of which: Commodities
0
1,309
52
1,361
0
1,503
63
1,566
Financial liabilities designated at

fair value on a recurring basis
Brokerage payables designated at

fair value
0
45,085
0
45,085
0
44,045
0
44,045
Debt issued designated at fair value
0
62,603
9,240
71,842
0
59,606
11,854
71,460
Other financial liabilities designated at fair value
0
30,055
1,978
32,033
0
29,258
3,156
32,414
of which: Financial liabilities related to unit-linked

investment contracts
0
13,221
0
13,221
0
21,466
0
21,466
of which: Securities financing transactions
0
15,333
0
15,333
0
6,375
2
6,377
of which: Over-the-counter

debt instruments and other
0
993
691
1,684
0
1,417
814
2,231
Total liabilities measured

at fair value
24,219
296,148
13,015
333,382
25,922
257,637
17,357
300,916
1 Bifurcated embedded derivatives are presented

on the same balance sheet lines as their host contracts and are not included in this table. The fair value of

these derivatives was not material for the periods

presented.

2 Effective 1 April 2022, a portfolio of

assets previously classified as Financial

assets measured at fair value

through other

comprehensive income was

reclassified to Other financial

assets measured at amortized cost.
Refer to Note 1 for more information.

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

-standard

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

-standard yield
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

20e

for more

information.

The discount

curves used

by
UBS incorporate the funding

and credit characteristics of the instruments to

which they are applied.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   436

Note 20

Fair value measurement (continued)
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
Investment fund
units
Valuation –

Predominantly exchange

-traded, with readily available quoted prices in liquid

markets.
–

Where market prices are not available,

fair value may be measured using net asset values (NAVs)

.
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

,

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
–

Equity securities less actively traded

will be classified as Level 2 and illiquid

positions as Level 3.
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
Fair value
hierarchy
–

Collateral

funding curves for

these instruments

are generally observable

and, as

a result,

these positions
are classified as Level 2.
–

Where the collateral terms

are non-standard, the funding curve

may be considered unobservable

and these
positions are classified as Level 3.
Brokerage
receivables and
payables
Valuation –

Fair value is determined based on

the value of the underlying balances.
Fair value
hierarchy
–

Due to their on-demand nature,

these receivables and payables are deemed as Level

2.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   437

Note 20

Fair value measurement (continued)
Product
Valuation and

classification in the fair value hierarchy
Financial liabilities
related to unit-
linked investment
contracts
Valuation –

The

fair values

of investment

contract liabilities

are determined

by reference

to the

fair

value of

the
corresponding assets.
Fair value
hierarchy
–

The

liabilities

themselves

are

not actively

traded,

but

are

mainly

referenced

to

instruments

that

are
actively traded and are therefore classified

as Level 2.
Precious metals and
other physical
commodities
Valuation –

Physical assets are valued using the

spot rate observed in the relevant market

.
Fair value
hierarchy
–

Generally traded in active markets

with prices that can

be obtained directly from

these markets, resulting
in classification as Level 1.
Debt issued
designated at fair
value
Valuation –

The risk management

and the valuation

approaches for

these instruments are

closely aligned with

the
equivalent

derivatives

business

and

the

underlying

risk,

and

the

valuation

techniques

used

for

this
component are the same a

s

the relevant valuation techniques described below.
Fair value
hierarchy
–

The observability is closely aligned with

the equivalent derivatives business and the underlying

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

20d,

the fair

value

of

uncollateralized

and
partially

collateralized derivatives

is

then adjusted

by

credit

valuation

adjustments

(CVAs),

debit valuation

adjustments
(DVAs)

and

funding valuation

adjustments (

FVAs),

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

as Level 3.

–

Asset-backed

credit

derivatives

follow

the

characteristics

of

the

underlying

security

and

are

therefore
distributed across Level 2 and

Level 3.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   438

Note 20

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

Level 3 positions are those for which volatility, forward or correlation inputs are not ob

servable.
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

a valuation

technique is always

an estimate of

a fair value

that cannot be

measured with complete

certainty.
As a result, valuations are adjusted

where appropriate and when such factors

would be considered by market participants
in estimating fair value, to reflect close-out costs, credit exposure,

model-driven valuation uncertainty,

funding costs and
benefits, trading restrictions and

other factors.

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

or loss

when pricing

of equivalent

products or

the underlying

parameters becomes

observable or

when
the transaction is closed out.
The table below summarizes the changes

in deferred day-1 profit or loss

reserves during the

respective period.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   439

Note 20

Fair value measurement (continued)

Deferred day-1 profit

or loss reserves
USD m 2022 2021 2020
Reserve balance at the beginning of the

year
418
269
146
Profit / (loss) deferred on new transactions
299
459
362
(Profit) / loss recognized in the income statement
(295)
(308)
(238)
Foreign currency translation
0
(2)
0
Reserve balance at the end of the year
422
418
269
Own credit

Own

credit

risk

is

reflected

in

the

valuation

of

UBS’s

fair

value

option

liabilities

where

this

component

is

considered
relevant for valuation purposes

by UBS’s counterparties and other market participants.
Changes

in the

fair value

of financial

liabilities designated

at fair

value through

profit or

loss related

to own

credit are
recognized

in
Other

comprehensive

income

directly

within
Retained

earnings,

with

no

reclassification

to

the

income
statement

in

future

periods.

This

presentation

does

not

create

or

increase

an

accounting

mismatch

in

the

income
statement, as UBS does

not hedge changes in own credit.
Own credit is estimated using own credit adjustment (OCA) curves, which incorporate observable market data, including market-observed secondary prices for UBS’s

debt and debt

curves of peers. In the table

below, the change in unrealized
own

credit consists

of changes

in fair

value that

are attributable

to the

change

in UBS’s

credit spreads,

as well

as the
effect of changes

in fair values

attributable to

factors other than

credit spreads,

such as redemptions,

effects from time
decay and

changes

in interest

and

other market

rates.

Realized

own

credit is

recognized

when

an instrument

with an
associated

unrealized

OCA

is

repurchased

prior

to

the

contractual

maturity

date.

Life-to-date

amounts

reflect

the
cumulative unrealized change

since initial recognition.
›

Refer to Note 15

for more information

about debt issued

designated at fair

value

Own credit adjustments on financial

liabilities designated at fair value
Included in Other comprehensive income
For the year ended
USD m 31.12.22 31.12.21 31.12.20
Recognized during the period:
Realized gain / (loss)

1
(14)
2
Unrealized gain / (loss)

866
60
(295)
Total gain / (loss), before

tax
867
46
(293)
USD m 31.12.22 31.12.21 31.12.20
Recognized on the balance sheet

as of the end of the period:
Unrealized life-to-date gain / (loss)

556
(315)
(381)
of which: debt issued designated at fair value
289
(144)
(233)
of which: other financial liabilities designated at fair value
266
(172)
(148)
Credit valuation adjustments
In

order

to

measure

the

fair

value

of

OTC

derivative

instruments,

including

funded

derivative

instruments

that

are
classified as
Financial assets at

fair value not

held for trading,

CVAs are needed to

reflect the credit risk

of the counterparty
inherent

in

these

instruments.

This

amount

represents

the

estimated

fair

value

of

protection

required

to

hedge

the
counterparty credit risk of such

instruments. A CVA

is determined for each counterparty,

considering all exposures

with
that counterparty,

and is dependent

on the expected future value

of exposures, default

probabilities and recovery

rates,
applicable collateral or netting arrangements,

break clauses, funding

spreads, and other contractual factors.

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

cannot be sold or repledged.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   440

Note 20

Fair value measurement (continued)
Debit valuation adjustments
A DVA is estimated to incorporate own credit in the valuation of derivatives where an

FVA is not already recognized. The
DVA calculation

is effectively consistent

with the CVA

framework, being determined

for each counterparty,

considering
all exposures

with that

counterparty

and

taking into

account

collateral

netting

agreements,

expected

future

mark-to-
market movements and UBS’s

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

The bid

–offer

spreads

used

in the

calculation of

this valuation

adjustment

are

obtained

from

market
transactions and other relevant sou

rces and are updated

periodically.
Uncertainties

associated

with

the

use

of model

-based

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

Balance sheet valuation adjustments

on financial instruments
As of
USD m 31.12.22 31.12.21
Credit valuation adjustments
1
(33)
(44)
Funding valuation adjustments
(50)
(49)
Debit valuation adjustments
4
2
Other valuation adjustments
(839)
(913)
of which: liquidity
(311)
(341)
of which: model uncertainty
(529)
(571)
1 Amounts do not include reserves

against defaulted counterparties.

Other items
In the first

half of 2021,

UBS AG incurred

a loss of

USD
861
m as a result

of closing out

a significant portfolio

of swaps
with a

US-based client of

its prime brokerage

business and the

unwinding of related

hedges, following the client’s

default.
This loss is presented within
Other net income from financial instruments

measured at fair value through

profit or loss
.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   441

Note 20

Fair value measurement (continued)

e)

Level 3 instruments: valuation

techniques and inputs

The table below

presents material

Level 3 assets

and liabilities, together

with the valuation

techniques used

to measure
fair value,

the inputs

used in

a given

valuation technique

that are

considered

significant as

of 31

December 2022

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
Fair value
Significant
unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
31.12.22 31.12.21
USD bn 31.12.22 31.12.21 31.12.22 31.12.21 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value

held for trading and Financial

assets at fair value not held for trading
Corporate and municipal
bonds
0.8
0.9
0.0
0.0
Relative value to
market comparable Bond price equivalent
14
112
85
16
143
98
points
Discounted expected
cash flows Discount margin
412
412
434
434
basis
points
Traded loans, loans
measured at fair value,
loan commitments and
guarantees
1.7
2.8
0.0
0.0
Relative value to
market comparable Loan price equivalent
30
100
97
0
101
99
points
Discounted expected
cash flows Credit spread
200
200
200
175
800
436
basis
points
Market comparable
and securitization
model Credit spread
145
1,350
322
28
1,544
241
basis
points
Auction rate securities
1.3
1.6
Discounted expected
cash flows Credit spread
115
196
144
115
197
153
basis
points
Investment fund units
3
0.3
0.1
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
0.9
0.8
0.1
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
9.2
11.9
Other financial liabilities
designated at fair value
2.0
3.2
Discounted expected
cash flows Funding spread
23
175
24
175
basis
points
Derivative financial instruments
Interest rate
0.5
0.5
0.1
0.3
Option model
Volatility of interest
rates
75
143
65
81
basis
points
Credit
0.3
0.2
0.3
0.3
Discounted expected
cash flows
Credit spreads

9
565
1
583
basis
points
Bond price equivalent
3
277
2
136
points
Equity / index
0.7
0.4
1.2
1.5
Option model Equity dividend yields
0
20
0
11
%
Volatility of equity
stocks, equity and
other indices
4
120
4
98
%
Equity-to-FX
correlation
(29)
84
(29)
76
%
Equity-to-equity
correlation
(25)
100
(25)
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

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   442

Note 20

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

to inflation

-linked

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

derived from active-
market option

prices (referred to

as implied

volatility). A key

feature of

implied volatility is

the volatility “smile”

or “skew,”
which represents the effect of

pricing options of different option strikes at different

implied volatility levels.
–

Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition,

different currencies
may have significantly different

implied volatilities.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   443

Note 20

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

f) Level 3 instruments: sensitivity

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
Sensitivity data

is determined

at a product

or parameter level

and then

aggregated assuming

no diversification

benefit.
Diversification would

incorporate estimated

correlations

across different

sensitivity results

and,

as such,

would result

in
an overall

sensitivity that

would

be less

than the

sum of

the individual

component

sensitivities. However,

UBS

believes
that the diversification benefit is not

significant to this analysis.

Sensitivity of fair value measurements

to changes in unobservable input

assumptions
1
31.12.22 31.12.21
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans

measured at fair value, loan

commitments and guarantees
19
(12)
19
(13)
Securities financing transactions
33
(37)
41
(53)
Auction rate securities
46
2
(46)
2
66
(66)
Asset-backed securities
27
(27)
20
(20)
Equity instruments
183
(161)
173
(146)
Interest rate derivatives, net
18
2
(12)
2
29
(19)
Credit derivatives, net
3
(4)
5
(8)
Foreign exchange derivatives,

net
10
(5)
19
(11)
Equity / index derivatives, net
361
(330)
368
(335)
Other
39
2
(62)
2
50
(73)
Total
738
(696)
790
(744)
1 Sensitivity

of issued and over-the

-counter debt instruments

is reported with

the equivalent

derivative or securities

financing instrument.

2 Includes refinements

applied in estimating

valuation uncertainty

across
various parameters.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   444

Note 20

Fair value measurement (continued)

g) Level 3 instruments: movements

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
USD bn
Balance at
the beginning
of the period
Net gains /
losses
included in
compre-
hensive
income
1
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance at
the end
of the period
For the twelve months ended

31 December 2022
2
Financial assets at fair value held

for
trading
2.3
(0.3)
(0.3)
0.3
(1.8)
0.5
0.0
0.7
(0.3)
(0.0)
1.5
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.1
(0.0)
(0.0)
0.1
of which: Corporate and municipal
bonds
0.6
(0.0)
(0.0)
0.3
(0.6)
0.0
0.0
0.4
(0.0)
(0.0)
0.5
of which: Loans
1.4
(0.1)
(0.1)
0.0
(1.1)
0.5
0.0
0.0
(0.2)
0.0
0.6
Derivative financial instruments –
assets
1.1
0.6
0.3
0.0
0.0
0.4
(0.7)
0.1
(0.0)
(0.0)
1.5
of which: Interest rate
0.5
0.3
0.3
0.0
0.0
0.0
(0.2)
0.0
(0.1)
(0.0)
0.5
of which: Equity / index
0.4
0.2
0.1
0.0
0.0
0.4
(0.3)
0.1
(0.0)
(0.0)
0.7
of which: Credit
0.2
0.1
(0.1)
0.0
0.0
0.0
(0.2)
0.0
0.1
0.0
0.3
Financial assets at fair value not

held
for trading
4.2
0.1
0.1
0.7
(1.2)
0.1
(0.0)
0.2
(0.3)
(0.0)
3.7
of which: Loans
0.9
(0.0)
(0.0)
0.4
(0.4)
0.1
0.0
0.1
(0.3)
(0.0)
0.7
of which: Auction rate securities
1.6
0.1
0.0
0.0
(0.3)
0.0
0.0
0.0
0.0
0.0
1.3
of which: Equity instruments
0.7
0.0
0.0
0.1
(0.1)
0.0
0.0
0.1
0.0
(0.0)
0.8
Derivative financial instruments –
liabilities
2.2
(0.8)
(0.4)
0.0
0.0
1.1
(0.9)
0.3
(0.2)
(0.1)
1.7
of which: Interest rate
0.3
(0.3)
(0.0)
0.0
0.0
0.1
(0.0)
0.0
(0.0)
(0.0)
0.1
of which: Equity / index
1.5
(0.4)
(0.3)
0.0
0.0
0.8
(0.7)
0.1
(0.2)
(0.0)
1.2
of which: Credit
0.3
(0.1)
(0.0)
0.0
0.0
0.1
(0.1)
0.1
(0.0)
(0.0)
0.3
Debt issued designated at fair value
11.9
(1.3)
(0.9)
0.0
0.0
4.7
(3.1)
0.7
(3.3)
(0.3)
9.2
Other financial liabilities designated at
fair value
3
3.2
(1.0)
(1.0)
0.0
0.0
0.0
(0.1)
0.1
(0.2)
(0.0)
2.0

For the twelve months ended

31 December 2021
Financial assets at fair value held

for
trading
2.3
(0.0)
(0.1)
0.3
(1.6)
1.2
0.0
0.3
(0.3)
(0.0)
2.3
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.0
(0.0)
(0.0)
0.0
of which: Corporate and municipal
bonds
0.8
0.0
(0.0)
0.2
(0.4)
0.0
0.0
0.0
(0.1)
(0.0)
0.6
of which: Loans
1.1
0.0
(0.0)
0.0
(0.8)
1.2
0.0
0.0
(0.2)
0.0
1.4
Derivative financial instruments –
assets
1.8
(0.2)
(0.1)
0.0
0.0
0.5
(0.7)
0.1
(0.3)
(0.0)
1.1
of which: Interest rate
0.5
0.1
0.1
0.0
0.0
0.1
(0.2)
0.0
(0.1)
(0.0)
0.5
of which: Equity / index
0.9
(0.1)
(0.1)
0.0
0.0
0.3
(0.4)
0.0
(0.2)
(0.0)
0.4
of which: Credit
0.3
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
(0.0)
0.0
0.2
Financial assets at fair value not

held
for trading
3.9
0.1
0.1
1.0
(0.6)
0.0
0.0
0.1
(0.3)
(0.0)
4.2
of which: Loans
0.9
(0.0)
0.0
0.6
(0.3)
0.0
0.0
0.0
(0.3)
(0.0)
0.9
of which: Auction rate securities
1.5
0.1
0.1
0.0
0.0
0.0
0.0
0.0
0.0
0.0
1.6
of which: Equity instruments
0.5
0.1
0.1
0.1
(0.1)
0.0
0.0
0.0
(0.0)
(0.0)
0.7
Derivative financial instruments –
liabilities
3.5
0.2
(0.0)
0.0
0.0
0.9
(1.8)
0.0
(0.5)
(0.0)
2.2
of which: Interest rate
0.5
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
(0.0)
(0.0)
0.3
of which: Equity / index
2.3
0.3
0.1
0.0
0.0
0.8
(1.5)
0.0
(0.4)
(0.0)
1.5
of which: Credit
0.5
(0.1)
(0.1)
0.0
0.0
0.0
(0.0)
0.0
(0.1)
(0.0)
0.3
Debt issued designated at fair value
9.6
0.7
0.6
0.0
0.0
7.1
(4.2)
0.1
(1.2)
(0.2)
11.9
Other financial liabilities designated at
fair value
2.1
0.0
0.0
0.0
0.0
1.3
(0.2)
0.0
(0.0)
(0.0)
3.2
1 Net gains / losses included in comprehensive

income are recognized in Net interest

income and Other net income

from financial instruments

measured at fair value through

profit or loss in the Income statement, and
also in

Gains /

(losses) from

own credit

on financial

liabilities

designated at

fair value,

before tax

in the

Statement

of comprehensive

income.

2 Total

Level 3

assets as

of 31 December

2022

were USD
6.7
bn
(31 December 2021:

USD
7.6
bn). Total Level

3 liabilities

as of 31 December

2022 were

USD
13.0
bn (31 December 2021:

USD
17.4
bn).

3 Of the

USD
1.0
bn in net gains

/ losses that

is included in

comprehensive
income, USD
0.6
bn is recognized

in the Income

statement and

USD
0.4
bn is recognized

in the Statement

of comprehensive

income in

Gains / (losses)

from own credit

on financial liabilities

designated at fair

value,
before tax.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   445

Note 20

Fair value measurement (continued)

h) Maximum exposure to credit risk

for financial instruments measured

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
collateral is presented at fair

value. For other collateral,

such as real estate,

a reasonable alternative

value is used. Credit
enhancements,

such

as

credit

derivative

contracts

and

guarantees,

are

included

at

their

notional

amounts.

Both

are
capped

at the

maximum exposure

to credit

risk for

which they

serve as

security. The

“Risk

management and

control”
section of this

report describes

management’s view

of credit

risk and

the related exposures,

which can differ

in certain
respects from the requirements of IFRS.

Maximum exposure to credit

risk

31.12.22
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

fair value on the balance

sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
16.7

16.7
Derivative financial instruments
4
150.1
5.9
133.5
10.7
Brokerage receivables
17.6
17.3
0.3
Financial assets at fair value not

held for trading – debt instruments
5
44.8
11.4
33.4
Total financial assets

measured at fair value
229.2
0.0
34.6
0.0
0.0
133.5
0.0
0.0
61.2
Guarantees
6
0.2
0.2
0.0
31.12.21
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees

Financial assets measured at

fair value on the balance

sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
22.6

22.6
Derivative financial instruments
4
118.1
4.2
103.2
10.7
Brokerage receivables
21.8
0.0
21.6
0.2
Financial assets at fair value not

held for trading – debt instruments
5
37.0
0.0
11.2
25.7
Total financial assets

measured at fair value
199.5
0.0
37.1
0.0
0.0
103.2
0.0
0.0
59.2
Guarantees
6
0.2
0.0
0.2
0.0
1 The maximum exposure

to loss is generally

equal to the carrying amount

and subject to change

over time with market

movements.

2 These positions

are generally managed under the

market risk framework.

For
the purpose of this

disclosure, collateral

and credit enhancements

were not considered.

3 Does not include

investment fund

units.

4 The

amount shown in the

“Netting” column

represents the

netting potential
not recognized on the balance

sheet. Refer to Note

21 for more information.

5 Financial assets

at fair value not

held for trading collateralized

by securities consisted

of structured loans and reverse

repurchase and
securities borrowing agreements.

6 The amount

shown in the “Guarantees”

column largely relates to

sub-participations.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   446

Note 20

Fair value measurement (continued)

i) Financial instruments not measured

at fair value
The table below provides

the estimated fair values of financial instruments

not measured

at fair value.

Financial instruments not measured

at fair value
31.12.22 31.12.21
Carrying
amount Fair value
Carrying
amount Fair value
USD bn Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total
Assets
Cash and balances at central banks
169.4
169.4
0.1
0.0
0.0
169.4
192.8
192.7
0.1
0.0
0.0
192.8
Loans and advances to banks
14.7
13.9
0.0
0.7
0.0
14.6
15.4
14.6
0.0
0.7
0.0
15.3
Receivables from securities financing
transactions measured at amortized cost
67.8
64.3
0.0
1.8
1.7
67.8
75.0
71.6
0.0
1.3
2.1
75.0
Cash collateral receivables on derivative
instruments
35.0
35.0
0.0
0.0
0.0
35.0
30.5
30.5
0.0
0.0
0.0
30.5
Loans and advances to customers
390.0
136.9
0.0
45.9
195.0
377.7
398.7
163.7
0.0
43.8
190.4
397.9
Other financial assets measured at amortized
cost
2
53.4
13.0
10.3
25.1
2.5
51.0
26.2
4.1
9.3
10.7
2.4
26.5
Liabilities
Amounts due to banks
11.6
8.9
0.0
2.7
0.0
11.6
13.1
9.1
0.0
4.0
0.0
13.1
Payables from securities financing
transactions measured at amortized cost
4.2
3.5
0.0
0.7
0.0
4.2
5.5
4.1
0.0
1.5
0.0
5.5
Cash collateral payables on derivative
instruments
36.4
36.4
0.0
0.0
0.0
36.4
31.8
31.8
0.0
0.0
0.0
31.8
Customer deposits
527.2
493.0
0.0
33.9
0.0
526.9
544.8
537.6
0.0
7.3
0.0
544.8
Funding from UBS Group AG measured at
amortized cost
56.1
2.0
0.0
53.7
0.0
55.7
57.3
2.8
0.0
56.0
0.0
58.8
Debt issued measured at amortized cost
59.5
13.4
0.0
45.5
0.0
58.9
82.4
13.0
0.0
69.8
0.0
82.8
Other financial liabilities measured at
amortized cost
3
7.2
7.2
0.0
0.0
0.0
7.2
6.3
6.3
0.0
0.0
0.0
6.3
1 Includes certain financial instruments

where the carrying amount

is a reasonable approximation

of the fair value

due to the instruments’

short-term nature (instruments

that are receivable

or payable on demand,

or
with a remaining maturity (excluding the effects

of callable features) of three months or less).

2 Effective 1 April 2022, a portfolio of assets

previously classified as Financial assets measured at

fair value through other
comprehensive income was

reclassified to Other financial

assets measured at amortized

cost. Refer to Note 1 for information.

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

estimate of fair value.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   447

Note 21

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

counterparties to
set

off

liabilities

against

available

assets

received

in

the

ordinary

course

of

business

and

/

or

in

the

event

that

the
counterparties to the transaction are

unable to fulfill their contractual

obligations.

The tables

below provide

a summary of financial

assets and

financial liabilities

subject to

offsetting, enforceable

master
netting

arrangements

and

similar

agreements,

as

well

as

financial

collateral

received

or

pledged

to

mitigate

credit
exposures for these financial instruments

.

UBS

AG

engages

in

a

variety

of

counterparty

credit

risk

mitigation

strategies

in

addition

to

netting

and

collateral
arrangements. Therefore,

the net amounts presented

in the tables below

do not purport

to represent their actual

credit
risk exposure.

Financial

assets subject to offsetting, enforceable master

netting arrangements and

similar agreements
Assets subject to netting

arrangements

Netting recognized on the balance sheet
Netting potential not recognized on
the balance sheet
3
Assets not
subject to netting
arrangements
4
Total assets
As of 31.12.22, USD bn
Gross assets
before netting
Netting with

gross liabilities
2
Net assets
recognized
on the
balance

sheet
Financial
liabilities
Collateral
received
Assets after
consideration
of
netting
potential
Assets
recognized
on the
balance

sheet
Total assets
after
consideration
of netting

potential
Total assets
recognized

on the

balance
sheet
Receivables from securities financing
transactions measured at amortized cost
60.8
(11.1)
49.6
(3.0)
(46.4)
0.3
18.2
18.5
67.8
Derivative financial instruments

147.4
(2.5)
144.9
(110.9)
(28.5)
5.5
5.2
10.7
150.1
Cash collateral receivables on

derivative instruments
1
33.5
0.0
33.5
(20.9)
(1.9)
10.6
1.5
12.1
35.0
Financial assets at fair value

not held for trading
85.6
(76.8)
8.7
(1.5)
(7.3)
0.0
50.7
50.7
59.4
of which: reverse

repurchase agreements
84.4
(76.8)
7.6
(1.5)
(6.1)
0.0
0.1
0.1
7.7
Total assets
327.2
(90.4)
236.8
(136.3)
(84.1)
16.4
75.6
92.0
312.4
As of 31.12.21, USD bn
Receivables from securities financing
transactions measured at amortized cost
67.7
(13.8)
53.9
(2.9)
(51.0)
0.0
21.1
21.1
75.0
Derivative financial instruments

116.0
(3.6)
112.4
(88.9)
(18.5)
5.0
5.8
10.7
118.1
Cash collateral receivables on

derivative instruments
1
29.4
0.0
29.4
(15.2)
(3.3)
11.0
1.1
12.1
30.5
Financial assets at fair value

not held for trading
93.1
(87.6)
5.5
(1.1)
(4.4)
0.0
54.1
54.1
59.6
of which: reverse

repurchase agreements
93.1
(87.6)
5.5
(1.1)
(4.4)
0.0
0.3
0.3
5.8
Total assets
306.2
(105.0)
201.2
(108.1)
(77.2)
15.9
82.1
98.1
283.3
1 The net

amount of

Cash collateral

receivables

on derivative

instruments recognized

on the balance

sheet includes

certain OTC

derivatives that

are net

settled on a

daily basis either

legally or in

substance under
IAS 32 principles and

exchange-traded

derivatives that

are economically

settled on a daily

basis.

2 The logic

of the table

results in amounts

presented in

the “Netting with

gross liabilities”

column corresponding
directly to the amounts

presented in the “Netting

with gross assets” column

in the liabilities table

presented below.

Netting in this column

for reverse repurchase

agreements presented

within the lines “Receivables
from securities financing

transactions

measured at amortized

cost” and

“Financial assets

at fair value

not held for

trading”

taken together

corresponds

to the amounts

presented for

repurchase agreements

in the
“Payables from securities financing transactions

measured at amortized cost” and “Other financial

liabilities designated at fair value” lines in

the liabilities table presented below.

3 For the purpose of this disclosure,
the amounts of financial instruments

and cash collateral presented

have been capped so as not to exceed

the net amount of fin

ancial assets presented on the balance

sheet; i.e., over-collateralization,

where it exists,
is not reflected in the table.

4 Includes assets not subject

to enforceable netting

arrangements and other

out-of-scope items.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   448

Note 21

Offsetting financial assets and financial

liabilities (continued)

Financial liabilities subject to offsetting,

enforceable master netting

arrangements and similar agreements
Liabilities subject to netting

arrangements

Netting recognized on the balance sheet
Netting potential not recognized

on the balance sheet
3
Liabilities not
subject

to netting

arrangements
4
Total liabilities
As of 31.12.22, USD bn
Gross
liabilities
before
netting
Netting with

gross assets
2
Net

liabilities
recognized
on the
balance
sheet
Financial
assets
Collateral
pledged
Liabilities
after
consideration

of netting
potential
Liabilities
recognized
on the
balance

sheet
Total

liabilities

after
consideration
of netting
potential
Total

liabilities
recognized
on the
balance

sheet
Payables from securities financing
transactions measured at amortized cost
14.1
(11.1)
3.0
(1.3)
(1.8)
0.0
1.2
1.2
4.2
Derivative financial instruments

150.3
(2.5)
147.8
(110.9)
(26.2)
10.7
7.1
17.8
154.9
Cash collateral payables on

derivative instruments
1
34.9
0.0
34.9
(20.0)
(1.9)
13.0
1.6
14.5
36.4
Other financial liabilities

designated at fair value
92.5
(76.9)
15.6
(3.2)
(12.4)
0.0
16.4
16.4
32.0
of which: repurchase agreements
92.1
(76.9)
15.3
(3.2)
(12.1)
0.0
0.1
0.1
15.3
Total liabilities
291.7
(90.4)
201.3
(135.3)
(42.3)
23.7
26.3
49.9
227.6
As of 31.12.21, USD bn
Payables from securities financing
transactions measured at amortized cost
16.9
(12.8)
4.1
(1.8)
(2.3)
0.0
1.4
1.4
5.5
Derivative financial instruments

118.4
(3.6)
114.9
(88.9)
(18.1)
7.9
6.4
14.3
121.3
Cash collateral payables on

derivative instruments
1
30.4
0.0
30.4
(13.1)
(3.3)
14.0
1.4
15.4
31.8
Other financial liabilities

designated at fair value
94.8
(88.6)
6.2
(2.2)
(3.8)
0.2
26.3
26.5
32.4
of which: repurchase agreements
94.6
(88.6)
6.0
(2.2)
(3.8)
0.0
0.4
0.4
6.4
Total liabilities
260.6
(105.0)
155.6
(106.0)
(27.5)
22.1
35.5
57.6
191.1
1 The net amount of Cash collateral

payables on derivative instruments

recognized on the balance sheet

includes certain OTC

derivatives that are net settled

on a daily basis either legally or in substance

under IAS 32
principles and exchange-traded derivativ

es that are economically settled on a daily basis.

2 The logic of the table results in amounts presented in the “Netting with gross assets” column corresponding to the amounts
presented in the “Netting with gross liabilities” column in the assets table presented above. Netting in this column for repurchase agreements presented within the lines “Payables from securities financing transactions
measured at amortized

cost” and

“Other financial

liabilities designated

at fair

value” taken

together corresponds

to the

amounts presented

for reverse

repurchase agreements

in the “Receivables

from securities
financing transactions

measured at amortized cost”

and “Financial assets

at fair value

not held for trading”

lines in the

assets table presented

above.

3 For the purpose

of this disclosure,

the amounts of financial
instruments and cash collateral

presented have been capped

so as not to exceed the

net amount of financial liabilities

presented on the balance

sheet; i.e., over-collateralization,

where it exists, is

not reflected in the
table.

4 Includes liabilities

not subject to enforceable netting

arrangements and

other out-of-scope items.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   449

Note 22

Restricted and transferred financial

assets
This Note

provides

information about

restricted financial

assets (Note

22a),

transfers of

financial assets

(Note

22b

and
22c) and financial assets that are

received as collateral with the right

to resell or repledge

these assets (Note 22d).

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

the cash
received as

collateral may

be more

or less

than the

fair value

of the

securities loaned,

depending on

the nature

of the
transaction.

For repurchase agreements, the fair

value of the

collateral sold under an

agreement to repurchase is

generally
in excess

of

the cash

borrowed.

Pledged

mortgage loans

serve as

collateral

for existing

liabilities against

Swiss

central
mortgage institutions

and for

existing covered

bond

issuances of

USD
8,962
m as of

31 December

2022

(31 December
2021: USD
10,843
m).
Other restricted financial assets

include assets protected under client

asset segregation rules, assets held

under unit-linked
investment contracts to back related liabilities to the policy holders and assets held in certain jurisdictions to comply with
explicit minimum local asset maintenance requirements. The carrying amount of the liabilities associated with

these other
restricted financial

assets

is generally

equal

to the

carrying

amount

of the

assets, with

the exception

of assets

held

to
comply with local asset maintenance requirements,

for which the associated liabilities

are greater.

Restricted financial assets

USD m 31.12.22 31.12.21
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Financial assets pledged as collateral
Financial assets at fair value held for trading
57,435
36,742
63,834
43,397
Loans and advances to customers
1
15,195
18,160
Financial assets at fair value not held for trading
1,509
1,220
961
961
Debt securities classified as Other financial assets measured at amortized cost
3,432
2,685
2,234
1,870
Total financial assets pledged

as collateral
77,571
85,188
Other restricted financial assets
Loans and advances to banks
3,689
3,408
Financial assets at fair value held for trading
162
392
Cash collateral receivables on derivative

instruments
5,155
4,747
Loans and advances to customers
1,127
1,237
Financial assets at fair value not held for trading
14,090
22,328
Financial assets measured at fair value through

other comprehensive income
1,842
894
Other
859
97
Total other restricted

financial assets

26,924
33,104
Total financial assets pledged

and other restricted financial assets
2
104,495
118,292
1 Mainly related to mortgage

loans that serve as collateral

for existing liabilities toward

Swiss central mortgage

institutions and for existing

covered bond issuances.

Of these pledged

mortgage loans, approximately
USD
3.1
bn as of

31 December 2022

(31 December

2021: approximately

USD
2.7
bn) could be

withdrawn

or used for

future liabilities

or covered bond

issuances without

breaching existing

collateral

requirements.

2 Does not include assets placed

with central banks related

to undrawn credit lines

and for payment, clearing

and settlement purposes

(31 December 2022:

USD
5.9
bn; 31 December 2021:

USD
4.4
bn).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   450

Note 22

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
Board’s Comprehensive Capita

l

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

USD m 31.12.22 31.12.21
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Financial assets at fair value held for trading that

may be sold or repledged by counterparties
36,742
16,470
43,397
17,687
relating to securities lending and repurchase agreements in exchange for cash received
16,756
16,470
17,970
17,687
relating to securities lending agreements in exchange for

securities received
18,908
24,146
relating to other financial asset transfers
1,078
1,281
Financial assets at fair value not held for trading

that may be sold or repledged

by
counterparties
1,220
1,050
961
898
Debt securities classified as Other financial assets measured at amortized cost that may be
sold or repledged by counterparties
2,685
2,302
1,870
1,725
Total financial assets transferred
40,647
19,822
46,227
20,311

Transactions

in which financial assets

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
As of 31 December 2022,

approximately
45
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
of

ownership

are

not

transferred

to

UBS

AG.

In

cases

where

such

financial

assets

received

are

subsequently

sold

or
repledged in another transaction

,

this is not considered to be a transfer of financial

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

in full but remain on the balance

sheet to the extent of
UBS AG’s continuing

involvement were not material as of 31 December 2022

and as of 31 December 2021.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   451

Note 22

Restricted and transferred financial

assets (continued)

c) Transferred financial assets that

are derecognized in their entirety

with continuing involvement
Continuing involvement

in a transferred

and fully derecognized

financial asset may result

from contractual provisions

in
the particular transfer

agreement or

from a separate

agreement, with

the counterparty

or a

third party,

entered into

in
connection with the transfer.

The fair

value and

carrying amount

of UBS

AG’s continuing

involvement from

transferred positions

as of

31 December
2022

and 31

December 2021

was not

material.

Life-to-date losses

reported

in prior

periods

primarily relate

to legacy
positions in securitization vehicles that have been

fully marked down,

with no remaining exposure to

loss.

d) Off-balance sheet assets received
The table below presents assets received from third

parties that can be sold or repledged and that are not recognized on the balance sheet, but that are held

as collateral, including

amounts that have been sold or repledged.

Off-balance sheet assets received
USD m 31.12.22 31.12.21
Fair value of assets received that can

be sold or repledged
434,023
497,828
received as collateral under reverse repurchase,

securities borrowing

and lending arrangements, derivative and

other transactions

1
418,847
483,426
received in unsecured borrowings
15,175
14,402
Thereof sold or repledged

2
331,805
367,440
in connection with financing activities
288,752
319,176
to satisfy commitments under short sale transactions
29,515
31,688
in connection with derivative and other

transactions

1
13,538
16,575
1 Includes

securities received

as initial

margin from

its clients

that UBS

AG is

required to

remit to

central counterparties,

brokers

and deposit

banks through

its exchange

-traded derivative

clearing and

execution
services.

2 Does not include

off-balance sheet

securities (31 December

2022: USD
9.9
bn; 31 December 2021:

USD
12.7
bn) placed with central

banks related to undrawn

credit lines and for

payment, clearing and
settlement purposes for which there

are no associated liabilities

or contingent liabilities.

Note 23

Maturity analysis of assets and liabilities

a) Maturity analysis of carrying

amounts of assets and liabilities
The table

below

provides

an analysis

of carrying

amounts

of balance

sheet assets

and

liabilities, as

well as

off-balance
sheet

exposures

by

residual

contractual

maturity

as

of

the

reporting

date.

The

residual

contractual maturity

of

assets
includes the

effect of callable features.

The residual

contractual maturity of liabilities

and off-balance

sheet exposures

is
based on the earliest date on

which a third party could require

UBS AG to pay.
Derivative financial instruments

and financial assets

and liabilities at

fair value held

for trading are

presented in

the
Due
within 1 month

column;

however, the respective contractual maturities may

extend over significantly longer

periods.
Assets held to hedge unit-linked investment contracts (presented within
Financial assets at fair value not held for

trading
)
are

presented

in

the
Due

within 1

month

column,

consistent

with

the

maturity assigned

to

the related

amounts

due
under unit-linked investment contracts (presented

within
Other financial liabilities designated

at fair value
).
Other financial assets and liabilities with no contractual maturity, such as equity securities, are presented in the
Perpetual
/ Not applicable

column.

Undated or perpetual instruments are classified based on the contractual notice period that the
counterparty

of

the

instrument

is

entitled

to

give.

Where

there

is no

contractual notice

period,

undated

or

perpetual
contracts are presented in

the
Perpetual / Not applicable

column.
Non-financial assets

and liabilities

with no

contractual maturity

are generally

included

in the
Perpetual /

Not applicable

column.
Loan commitments are classified based

on the earliest date they can be drawn

down.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   452

Note 23

Maturity analysis of assets and liabilities

(continued)
31.12.22
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized

cost
1
425.2
28.7
34.5
78.8
70.5
92.8
730.4
Loans and advances to customers
141.9
16.3
28.3
74.9
55.6
73.0
390.0
Total financial assets measured at fair value through

profit or
loss
300.4
10.0
7.8
3.6
9.9
2.0
1.5
335.1
Financial assets at fair value not held for trading
24.6
10.0
7.8
3.6
9.9
2.0
1.5
59.4
Financial assets measured at fair value through

other
comprehensive income
1
0.3
0.9
0.9
0.1
0.0
0.0
2.2
Total non-financial assets
7.1
0.2
2.0
0.4
28.0
37.7
Total assets
732.9
39.5
43.4
82.4
82.4
95.1
29.6
1,105.4
Liabilities
Total financial liabilities measured at amortized

cost
524.3
40.2
49.6
20.7
35.2
23.5
11.8
705.4
Customer deposits
464.5
28.5
23.8
7.7
2.3
0.3
527.2
Funding from UBS Group AG
2.0
4.8
21.2
16.3
11.8
56.1
Debt issued measured at amortized cost
4.6
8.8
23.3
7.2
10.0
5.7
59.5
of which: non-subordinated fixed rate debt
3.1
4.0
13.2
2.8
7.8
5.7
36.6
of which: non-subordinated floating rate debt
1.5
4.8
10.1
1.9
1.6
19.9
of which: subordinated fixed-rate debt
2.4
0.5
3.0
Total financial liabilities measured at fair value

through
profit or loss
2
265.9
13.8
16.3
19.6
7.3
10.5
333.4
Debt issued designated at fair value
9.3
12.3
15.9
19.3
6.9
8.2
71.8
of which: non-subordinated fixed rate debt
0.5
2.3
5.6
3.6
2.0
1.6
15.6
of which: non-subordinated floating rate debt
8.8
10.0
10.3
15.7
4.9
6.6
56.2
Total non-financial liabilities
6.7
2.6
0.5
9.7
Total liabilities

796.9
56.5
65.9
40.4
42.5
34.0
12.3
1,048.5
Guarantees, loan commitments

and forward starting transactions
3
Loan commitments
39.3
0.3
0.4
0.0
40.0
Guarantees
22.4
22.4
Forward starting transactions,

reverse repurchase and
securities borrowing agreements
3.8
3.8
Total
65.4
0.3
0.4
0.0
66.2

31.12.21
USD bn
Due within
1 month
Due between
1 and 3
months
Due between
3 and 12
months
Due between
1 and 2 years
Due between
2 and 5 years
Due over
5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized

cost
454.3
45.6
43.2
53.7
64.2
77.6
738.6
Loans and advances to customers
157.8
28.5
37.3
49.7
55.1
70.3

398.7
Total financial assets measured at fair value through

profit or
loss
300.7
5.8
8.1
5.2
7.1
2.5
1.4
330.7
Financial assets at fair value not held for trading
29.7
5.8
8.1
5.2
7.1
2.5
1.4
59.6
Financial assets measured at fair value through

other
comprehensive income
0.1
0.4
0.7
0.1
0.4
7.1
8.8
Total non-financial assets
7.3
0.5
0.1
0.2
1.4
0.3
28.2
38.0
Total assets

762.3
52.3
52.1
59.3
73.2
87.5
29.5
1,116.1
Liabilities
Total financial liabilities measured at amortized

cost
583.3
21.5
48.4
17.3
36.0
24.7
13.7
744.8
Customer deposits
531.0
6.5
3.2
1.9
1.8
0.3
544.8
Funding from UBS Group AG
0.0
2.8
1.4
6.3
17.0
16.1
13.7
57.3
Debt issued measured at amortized cost
3.7
9.3
38.4
8.7
15.5
6.9
82.4
of which: non-subordinated fixed rate debt
3.7
8.4
27.4
6.6
9.0
6.9
62.0
of which: non-subordinated floating rate debt
0.0
0.8
9.0
2.1
3.3
15.2
of which: subordinated fixed-rate debt
2.0
3.1
5.2
Total financial liabilities measured at fair value

through
profit or loss
2
238.1
12.0
14.7
18.8
5.6
11.8
300.9
Debt issued designated at fair value
12.5
11.6
14.1
18.6
5.4
9.2
71.5
of which: non-subordinated fixed rate debt
0.8
1.2
2.9
1.2
1.3
2.4
9.8
of which: non-subordinated floating rate debt
11.7
10.3
11.2
17.4
4.2
6.8
61.6
Total non-financial liabilities
8.7
2.6
0.7
12.0
Total liabilities
830.0
36.0
63.0
36.2
41.6
36.5
14.4
1,057.7
Guarantees, loan commitments

and forward starting transactions
3
Loan commitments
38.3
0.5
0.7
0.0
39.5
Guarantees
21.2
21.2
Forward starting transactions,

reverse repurchase and
securities borrowing agreements
1.4
1.4
Total
60.9
0.5
0.7
0.0
62.1
1 Effective 1 April 2022, a portfolio of

assets previously classified as Financial

assets measured at fair value

through other

comprehensive income was

reclassified to Other financial

assets measured at amortized cost.
Refer to Note 1b for

more information.

2 As of 31 December

2022 and 31

December 2021,

the contractual redemption

amount at maturity

of debt issued

designated at fair

value through profit

or loss and other
financial liabilities

measured at fair

value through

profit or

loss was

not materially

different from

the carrying

amount.

3 The

notional amounts

associated

with derivative

loan commitments,

as well

as forward
starting repurchase and reverse repurchase

agreements, measured

at fair value through

profit or loss are presented

together with

notional amounts related to derivative

instruments and have

been excluded from the
table above. Refer to Note 10

for more information.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   453

Note 23

Maturity analysis of assets and liabilities

(continued)

b) Maturity analysis of financial

liabilities on an undiscounted basis
The table below

provides an

analysis of financial

liabilities on

an undiscounted

basis, including

all cash flows

relating to
principal and

future interest

payments. The

residual

contractual maturities

for non

-derivative and

non-trading financial
liabilities are

based

on

the earliest

date on

which UBS

could be

contractually required

to pay.

Derivative positions

and
trading liabilities,

predominantly

made up

of short

sale transactions,

are presented

in the
Due within

1 month

column
,

as this provides a conservative reflection

of the nature of these trading

activities. The residual contractual maturities may
extend over significantly longer periods.

31.12.22
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized

on balance sheet
1
Amounts due to banks
6.3
2.6
1.9
0.3
0.6
0.0
11.7
Payables from securities financing

transactions
3.3
0.3
0.4
0.3
0.0
4.4
Cash collateral payables on derivative instruments
36.4
36.4
Customer deposits
464.6
28.8
24.5
8.2
2.6
0.3
529.0
Funding from UBS Group AG
2
2.2
0.6
1.2
6.8
27.6
21.2
12.7
72.3
Debt issued measured at amortized cost
4.6
8.9
23.7
7.8
10.8
6.9
62.8
Other financial liabilities measured at amortized cost
5.6
0.1
0.4
0.5
1.2
1.3
9.2

of which: lease liabilities
0.1
0.1
0.4
0.5
1.2
1.3
3.7
Total financial liabilities measured

at amortized cost
3, 5
523.1
41.2
52.2
24.0
42.8
29.8
12.7
725.8
Financial liabilities at fair value held for trading
3, 4
29.5
29.5
Derivative financial instruments
3, 5
154.9
154.9
Brokerage payables designated at

fair value
45.1
45.1
Debt issued designated at fair value
6
9.4
12.4
16.0
19.7
7.1
12.3
76.8
Other financial liabilities designated at fair value
27.1
1.4
0.4
0.4
0.5
5.0
34.8
Total financial liabilities measured

at fair value through
profit or loss
266.0
13.8
16.4
20.0
7.5
17.3
341.1
Total
789.2
55.0
68.6
44.0
50.3
47.1
12.7
1,066.9
Guarantees, commitments

and forward starting transactions
Loan commitments
7
39.3
0.3
0.4
0.0
40.0
Guarantees
22.4
22.4
Forward starting transactions,

reverse repurchase and
securities borrowing agreements
7
3.8
3.8
Total
65.4
0.3
0.4
0.0
66.2

31.12.21
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized

on balance sheet
1
Amounts due to banks

6.7
2.4
3.5
0.0
0.5
13.1
Payables from securities financing

transactions
3.8
0.3
1.6
0.0

5.7
Cash collateral payables on derivative instruments
31.8

31.8
Customer deposits
531.0
6.6
3.3
2.0
1.9
0.4
545.1
Funding from UBS Group AG
2
0.2
3.3
2.3
7.8
21.1
16.9
13.7
65.3
Debt issued measured at amortized cost
3.8
9.4
38.8
9.0
16.1
7.6
84.7
Other financial liabilities measured at amortized cost
5.3
0.1
0.4
0.6
1.2
1.5

9.1
of which: lease liabilities
0.1
0.1
0.4
0.6
1.2
1.5
3.9
Total financial liabilities measured

at amortized cost
582.6
22.1
49.9
19.4
40.8
26.4
13.7
754.8
Financial liabilities at fair value held for trading
3,4
31.7

31.7
Derivative financial instruments
3,5
121.3

121.3
Brokerage payables designated at

fair value
44.0

44.0
Debt issued designated at fair value
6
13.8
11.5
13.5
18.8
5.6
12.5
75.9
Other financial liabilities designated at fair value
28.1
0.4
0.5
0.2
0.2
7.1

36.5
Total financial liabilities measured

at fair value through
profit or loss
239.0
11.9
14.0
19.0
5.8
19.6
309.4
Total

821.6
34.0
63.9
38.4
46.6
45.9
13.7
1,064.2
Guarantees, commitments

and forward starting transactions
Loan commitments
7
38.3
0.5
0.7
0.0

39.5
Guarantees
21.2

21.2
Forward starting transactions,

reverse repurchase
and securities borrowing agreements
7
1.4

1.4
Total

60.9
0.5
0.7
0.0
62.1
1 Except for financial

liabilities at fair

value held for

trading and derivative

financial instruments

(see footnote 3),

the amounts

presented generally represent

undiscounted cash

flows of future interest

and principal
payments.

2 The time-

bucket Perpetual

/ Not applicable includes

perpetual loss-absorbing

additional tier 1 capital

instruments.

3 Carrying amount

is fair value. Management

believes that this best

represents the
cash flows that would have to be paid if these positions had to be settled or closed out.

4 Contractual maturities of financial

liabilities at fair value held for trading are: USD
27.8
bn due within 1 month (31 December
2021: USD
30.8
bn), USD
1.7
bn due between

1 month and

1 year (31

December 2021:

USD
0.9
bn) and USD
0
bn due between

1 and

5 years (31

December 2021:

USD
0
bn).

5 Includes

USD
46
m (31 December
2021: USD
34
m) related

to fair

values

of derivative

loan commitments

and forward

starting reverse

repurchase

agreements classified

as derivatives,

presented within

“Due within

1 month.”

The full

contractual
committed amount

of USD
34.4
bn (31 December

2021: USD
36.0
bn) is

presented in

Note 10

under notional

amounts.

6 Future

interest

payments on

variable-rate

liabilities are

determined by

reference to

the
applicable interest rate prevailing

as of the reporting date. Future principal

payments that are variable

are determined by reference to the conditions

existing at the relevant reporting

date.

7 Excludes derivative loan
commitments and forward starting

reverse repurchase agreements

measured at fair value (see

footnote 5).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   454

Note 24

Interest rate benchmark reform
Background
A

market-wide

reform

of

major

interest

rate

benchmarks

is

being

undertaken

globally.

The

publication

of

London
Interbank Offered Rates (LIBORs) ceased immediately after 31 December 2021 for all non-US dollar LIBORs, as well as

for
one-week

and

two-month

USD

LIBOR.

Publication

of

the

remaining

USD

LIBOR

tenors

will

cease

immediately

after
30 June 2023.
In December 2022

,

the FCA consulted

on the

continued publication

of one-,

three-

and six-month

USD LIBOR

under a
synthetic format

until the

end of

September 2024

to ensure

an orderly

winding

down of

remaining contracts

that are
not

governed

by

US

law.

In

addition,

in

December

2022,

the

US

Federal

Reserve

Board

adopted

the

final

rules

that
implement the Adjustable Interest Rate (LIBOR) Act, which

is substantially based on, and supersedes, the New York State
LIBOR legislation.

The Adjustable

Interest Rate (LIBOR)

Act provides

a legislative solution

for USD

LIBOR legacy products
governed by

any US state

law should

such products

fail to transition

prior to

the USD

LIBOR cessation

date of 30

June
2023.
A framework

has been

established

within UBS

AG to

address the

transition of

contracts that

do not

contain adequate
fallback provisions and to cease entering

into new LIBOR contracts, with the exception

of specific circumstances that are
allowed by regulatory provisions

for USD LIBOR.
Governance over the transition

to alternative benchmark rates
Throughout

the transition

process UBS

AG has

been maintain

ing a

global cross

-divisional, cross-functional

governance
structure and change program to address the scale and complexity of the transition. This global program is sponsored by the Group CFO and led by

senior representatives from the business divisions and UBS

AG’s control and support functions.
The program

includes governance

and execution structures

within each

business division,

together with

cross-divisional
teams from each control and support function. During 2022, progress was overseen centrally via a monthly Group LIBOR
Transition

Forum with an increased US

regional focus.
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

AG’s front-to-back processes and

systems to accommodate the

transition
(e.g., data sourcing and processing

and bulk migration of contracts); and
–

legal

and

conduct

risks

relating

to

UBS

AG’s

engagement

with

clients

and

market

counterparties

around

new
benchmark products and

amendments required for existing contracts referencing

benchmarks that will cease.
Overall, the effort required to transition is

affected by multiple factors, including whether negotiations need to take place with multiple stakeholders (as is the

case for syndicated loans or certain listed securities),

market readiness and a client’s
technical readiness to handle ARR market conventions.

UBS AG remains confident that it has the transparency, oversight and operational preparedness to progress with the IBOR transition consistent with market timelines, given the significant
progress

made as

of 31

December 2022

.

UBS

AG did

not have

and

does

not expect

changes

to its

risk management
approach and strategy as a result of interest

rate benchmark reform.
Transition progress

UBS

AG’s

significant

non-derivative

exposures

subject

to

IBOR

reform

primarily

related

to

brokerage

receivable

and
payable balances,

corporate and

private loans,

and

mortgages,

linked to

CHF and

USD

LIBORs. During

2020, UBS

AG
transitioned most of its CHF LIBOR-linked deposits to the Swiss Average Overnight Rate (SARON

). In that same year, UBS
AG

launched

SARON-based

mortgages

and

corporate

loans

based

on

all major

ARRs

in

the

Swiss

market, as

well

as
Secure Overnight Financing R

ate (SOFR)-based mortgages in the US

market.

Throughout 2021, UBS AG transitioned

substantially all of its private and corporate loans linked

to non-USD IBORs, with
the remaining

CHF LIBOR-linked

contracts transitioning

on

their first

roll date

in 2022.

In addition,

as of

31 December
2021

UBS

AG

had

completed

the

transition

of

IBOR-linked

non-derivative

financial

assets

and

liabilities

related

to
brokerage accounts, except for balances

originated in the US,

which transitioned to SOFR in January 2022.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   455

Note 24

Interest rate benchmark reform (continued)
In

2022,

UBS

AG focused

its efforts

on

the

transition

of

USD

LIBOR

and

the remaining

non-USD

LIBOR

contracts, by
leveraging industry solutions

(e.g., the use

of fallback provisions),

through third-party actions

(those by clearing

houses,
agents,

etc.)

and

bi-lateral

contract

negotiations.

As

of

31 December

2022,

the

transition

of

non-USD

IBORs

is
substantially complete.
In addition,

in 2022,

substantially all US

securities-based

lending has

been transitioned

to SOFR and

UBS AG

continues
to make

good

progress

on the

transition of

the remaining

USD LIBOR

non-derivative

assets and

liabilities, with

the US
mortgage portfolio of USD
9
bn (31 December 2021: USD
11
bn) the largest remaining exposure

left to transition.
In August

2022,

to facilitate

the transition

of derivatives

linked to

the USD

LIBOR Swap

Rate, UBS

AG adhered

to the
June 2022

Benchmark Module

of the

ISDA 2021

Fallbacks Protocol

on

the USD

LIBOR Swap

Rate.

UBS

AG will

begin
gradually transitioning USD

LIBOR derivatives not transacted

with clearing houses

or exchanges from the first quarter

of
2023. The transition of USD

LIBOR-cleared derivatives is planned to commence

in the second quarter of 2023.
As of

31 December 2022,

UBS AG had

approximately USD
3
bn equivalent

of yen- and

US dollar-denominated

funding
from UBS

Group AG

that, per

current contractual

terms, if

not called

on

their respective

call dates,

would reset

based
directly on

JPY LIBOR and

USD LIBOR. In

addition, certain US

dollar-denominated contracts providing

funding from

UBS
Group AG reference

rates indirectly

derived from IBORs, if

they are

not called on

their respective call

dates. These contracts
have robust IBOR fallback language and the confirmation of interest rate calculation mechanics will be communicated as market standards formalize and in advance of

any rate resets. These debt instruments

have not been included in the

table
below, given their current fixed-rate

coupon.

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
below

includes

the

following

financial

metrics

for

instruments

external

to

UBS

AG

that

are

subject

to

interest

rate
benchmark reform:
–

gross carrying value / exposure for non

-derivative financial instruments; and

–

total trade count for derivative financial

instruments.
The

exposures

included

in the

table

below

reflect the

maximum

IBOR

exposure,

without

regard

for

early termination
rights, with the actual exposure

being dependent upon client preferences and

investment decisions.

As of 31 December 2022,

UBS AG had

made significant progress in

transitioning LIBOR exposures to

ARRs. The remaining
USD

LIBOR-linked

exposures

included

in

the

table

below

primarily

relate

to

derivatives

and

US

mortgages,

with

the
transition planned to be

completed by 30 June 2023.

LIBOR benchmark rates
31.12.22
1
31.12.21
Measure USD USD CHF GBP EUR
2
JPY
Carrying value of non

-derivative financial instruments
Total non-derivative financial assets

USD m
14,269
3
65,234
3
21,616
4
45
5
1
0
Total non-derivative financial liabilities

USD m
1,138
5
1,985
5
27
5
3
5
5
6
0
Trade count

of derivative financial instruments
Total derivative financial instruments Trade count
32,006
7
40,500
7,8
829
9
183
9
3,744
9
184
9
Off-balance sheet exposures
Total irrevocable loan commitments USD m
4,606
10
11,863
11
0
0
0
0
1 As of 31 December

2022, non-USD

balances and trade

counts are minimal.

2 Relates primarily

to EUR LIBOR

positions.

3 Includes USD
1
bn (31 December 2021:

USD
1
bn) of loans

related to revolving

multi-
currency credit lines, where IBOR transition efforts are complete,

except for USD LIBOR. Balances as of 31 December 2021

also include USD
37
bn USD LIBOR securities-based lending and USD
5
bn brokerage accounts,
which for the most part transitioned

to SOFR in January

2022. The remaining

balances as of 31

December 2022 and 31

December 2021

primarily relate to

US mortgages and corporate

lending.

4 Relates primarily
to CHF LIBOR

mortgages, which

have automatically

transitioned to SARON

on their first

roll date in

2022.

5 Relates to

floating-rate

notes that per

their contractual

terms can

reset to rates

linked to

LIBOR, with
transition dependent

upon the actions

of respective issuers.

6 Relates to

contracts that

transitioned in

January 2022.

7 Includes approximately
2,000

(31 December 2021:
1,000
) contracts having a

contractual
maturity after 30 June 2023, with the

last USD LIBOR fixing occurring

before 30 June 2023. No further contractual

fixing is required for these contracts.

8 Includes approximately
5,000

cross-currency derivatives,

of
which approximately
500

have both a non-USD LIBOR

leg and a USD LIBOR

leg, where the

non-USD leg transitioned in

January 2022 before

the next fixing date.

The remainder represents

cross-currency swaps

with
an ARR leg and a USD IBOR leg.

9 Includes predominantly bilateral

derivatives, which transitioned

in January 2022, and an insignificant amount of cleared

derivatives, where the respective clearing

houses’ organized
transition happened in

January 2022.

10 Includes approximately

USD
3
bn of loan commitments

that can be drawn

in different currencies,

however only USD

LIBOR transition

efforts remain open,

with completion
scheduled for 2023.

11 Includes loan commitments

that can be drawn in

different currencies at the

client‘s discretion, of which

approximately USD
3
bn have only USD LIBOR

exposure remaining and approximately
USD
2
bn retain a non-USD

LIBOR interest rate,

with transition dependent

upon the actions of other

parties. The remainder

represents loan commitments

that can be drawn in

US dollars only and will transition

on or
before 30 June 2023.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   456

Note 25 Hedge accounting
Derivatives designated in

hedge accounting relationships
UBS AG

applies hedge

accounting to

interest rate risk and

foreign exchange

risk, including

structural foreign

exchange
risk related to net investments in foreign

operations.

›

Refer to “Market risk”

in the “Risk

management and

control” section of

this report for

more information about

how risks arise
and how they are managed

by UBS AG
Hedging instruments and

hedged risk
Interest rate swaps are designated in

fair value hedges

or cash flow

hedges of interest rate

risk arising solely from changes
in benchmark

interest rates.

Fair value

changes

arising

from such

risk are

usually the

largest component

of the

overall
change in the fair value of the hedged

position in transaction currency.

Cross-currency

swaps

are

designated

as

fair

value

hedges

of

foreign

exchange

risk.

Foreign

exchange

forwards

and
foreign exchange

swaps are

mainly designated

as hedges of

structural foreign

exchange risk

related to net

investments
in foreign operations.

In both cases the hedged risk arises solely from

changes in the spot

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

issued, funding

from UBS

Group

AG, debt

securities held

and long

-term fixed-rate mortgage
loans in Swiss francs to floating

cash flows by entering into

interest rate swaps that either receive

fixed and pay floating
cash flows or that pay fixed and

receive floating cash flows.

Designations

have been

made in

US dollars,

euro,

Swiss francs,

Australian dollars,

yen, pounds

sterling and

Singapore
dollars. For new

hedging instruments

and hedged

risk designations entered

into starting from

2021 in

these currencies
(with

the

exception

of

euro),

the

benchmark

rate

was

the

relevant

alternative

reference

rate

(ARR).

Following

the
interbank offered rate (IBOR) transition for swaps with

LCH (formerly the London Clearing House) in December 2021, the benchmark

hedge

rate

for

Swiss

franc,

yen

and

pound

sterling

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

is 15 years. Cash

flow forecasts and

risk
exposures are monitored and adjusted on an ongoing basis, and consequently additional hedging instruments are traded
and

designated,

or

are

terminated

resulting

in

a

hedge

discontinuance.

Hedge

designations

have

been

made

in

the
following

currencies:

US dollars,

euro,

Swiss francs,

pounds

sterling and

Hong

Kong dollars.

The cash

flow

hedges

in
Swiss francs,

pounds sterling and

certain cash flow hedges

in US dollars were

discontinued and

replaced with new ARR
designations in December 2021.

In addition, the transition of floating

rate hedged items in USD

to ARR rates in January
2022

resulted in

the update

of the

hedged

risk to

ARR in

the affected

hedge

relationships

without discontinuation

of
hedge accounting in accordance with
Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7,
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

Upon

maturity of

hedging

instruments, typically

two months,

the hedge

relationship is

terminated and
new designations are

made to reflect any changes in the

net investments in foreign operations.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   457

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

measured at fair value through

profit or loss is recognized in
Other net
income.

Derivatives not designated in hedge

accounting relationships

Non-hedge

accounted

derivatives are

mandatorily

held

for

trading

with

all

fair

value

movements

taken

to
Other

net
income from financial instruments

measured at fair value

through profit or loss
, even when

held as an economic hedge
or to

facilitate client

clearing.

The one

exception relates

to forward

points

on certain

short-

and long

-duration foreign
exchange contracts acting as economic hedges,

which are reported in
Net interest income.

All hedges: designated

hedging instruments and hedge ineffectiveness
As of or for the year ended
31.12.22
USD m
Notional
amount
Carrying amount
Changes in

fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
92,415
0
0
(5,195)
5,169
(27)
Cash flow hedges
75,304
2
5
(5,813)
5,760
(53)
Foreign exchange risk
Fair value hedges
2
20,566
845
3
(1,088)
1,105
18
Hedges of net investments in foreign operations
13,844
7
528
318
(319)
(1)
As of or for the year ended
31.12.21
USD m
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
(2,139)
2,181
42
Hedges of net investments in foreign operations
13,761
23
103
492
(491)
0
1 Amounts

used as

the basis for

recognizing hedge

ineffectiveness

for the

period.

2 The

foreign currency

basis spread

of cross-currency

swaps designated

as hedging

derivatives is

excluded from

the hedge
accounting designation and accounted

for as a cost of hedging with

amounts deferred in Other

comprehensive income

within Equity.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   458

Note 25 Hedge accounting (continued)
Fair value hedges: designated

hedged items

USD m 31.12.22 31.12.21
Interest rate
risk FX risk
Interest rate
risk FX risk
Debt issued measured at amortized

cost
Carrying amount of designated debt issued
11,279
5,737
21,653
11,392

of which: accumulated amount of fair value hedge

adjustment
(1,002)
261
Funding from UBS Group AG
Carrying amount of designated debt instruments
57,250
14,828
53,047
16,483

of which: accumulated amount of fair value hedge

adjustment
(5,055)
218
Other financial assets measured at

amortized cost – debt securities
Carrying amount of designated debt securities
4,577
2,677

of which: accumulated amount of fair value hedge

adjustment
(180)
(7)
Loans and advances to customers
Carrying amount of designated loans
14,270
13,835
of which: accumulated amount of fair value hedge

adjustment
(1,249)
(109)
of which: accumulated amount of fair value hedge

adjustment subject to amortization attributable

to the
portion of the portfolio that ceased to be part

of hedge accounting
(51)
3

Fair value hedges: profile of

the timing of the nominal amount

of the hedging instrument
31.12.22
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
0
4
10
53
26
92
Cross-currency swaps
0
1
2
12
5
21
31.12.21
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
0
8
10
49
22
90
Cross-currency swaps
1
1
6
13
6
28

Cash flow hedge reserve on

a pre-tax basis

USD m
31.12.22 31.12.21
Amounts related to hedge relationships for which hedge

accounting continues to

be applied
(4,692)
26
Amounts related to hedge relationships for which hedge

accounting is no longer applied
(540)
743
Total other comprehensive

income recognized directly in equity

related to cash flow hedges, on

a pre-tax basis
(5,232)
769

Foreign currency translation

reserve on a pre

-tax basis
USD m
31.12.22 31.12.21
Amounts related to hedge relationships for which hedge

accounting continues to be

applied
250
(61)
Amounts related to hedge relationships for which hedge

accounting is no longer applied
266
262
Total other comprehensive

income recognized directly in equity

related to hedging instruments designated

as net investment hedges, on

a pre-tax
basis
515
201
Interest rate benchmark

reform
UBS AG

continues to

apply the

relief provided

by
Interest Rate

Benchmark Reform

(amendments

to IFRS 9,

IAS 39 and
IFRS 7)
,

published

by

the

IASB in

September 2019,

mainly to

its hedges

in USD

.

The cessation

date

for

USD

LIBOR

is
30 June 2023.
The

following

table

provides

details

on

the notional

amount

and

carrying amount

of

the

hedging

instruments

in

the
hedge relationships

where the

designated risk is

LIBOR and

maturing after

the cessation

date of the

applicable interest
rate benchmarks.

Hedges of net investments in foreign

operations are not affected by the amendments.
›

Refer to Note 1a

item 2j for more

information about

the relief provided by

the amendments

to IFRS 9 and

IFRS 7 related

to
interest rate benchmark

reform
›

Refer to Note 24

for more information

about the transition

progress
›

Refer to earlier parts

of this Note for the

information about

the transition

progress of fair value

and cash flow hedges

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   459

Note 25 Hedge accounting (continued)

Hedging instruments referencing

LIBOR
31.12.22 31.12.21
Carrying amount Carrying amount
USD m
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
20,383
0
0
23,367
0
0
Cash flow hedges
2,179
0
0
10,803
0
0

Note 26

Post-employment benefit plans

a) Defined benefit plans
UBS AG has

established defined benefit

plans for its

employees in various

jurisdictions in accordance

with local regulations
and practices.

The major plans

are located

in Switzerland,

the UK,

the US

and Germany.

The level

of benefits

depends
on the specific plan rules.
Swiss pension plan
The Swiss

pension plan covers

employees of UBS

Group AG

in Switzerland and

employees of companies

in Switzerland
having close economic or financial ties with UBS Group AG, and exceeds the minimum benefit requirements under Swiss pension law.

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

International

Financial

Reporting

Standards

(IFRS),

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
50
% of the

additional contributions

required. As of

31 December 2022,

the Swiss plan

had a technical funding

ratio in
accordance with Swiss pension

law of
119.0
% (31 December 2021:
134.8
%).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   460

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

31 December 202

2,

the Swiss plan

was in

a surplus

situation on

an IFRS

measurement basis,

as the

fair value

of
the

plan’s

assets

exceeded

the

defined

benefit

obligation

(DBO)

by

USD
4,418
m

(31 December

2021:

USD
3,716
m).
However,

a surplus

is only

recognized on

the balance

sheet to

the extent

that it

does not

exceed the

estimated future
economic benefit,

which equals

the difference

between

the present

value of

the estimated

future net

service cost

and
the present value of the

estimated future employer

contributions. As of both 31 December

2022 and 31 December 2021,
the estimated future economic benefit

was zero and

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
To mitigate the

effects for active

participants, UBS

AG committed to

pay an

extraordinary contribution

and contributed
CHF
390
m (USD
421
m) in three

installments in

2020,

2021

and 2022.

The installments

of USD
143
m, USD
152
m and
USD
126
m paid in 2020, 2021 and 2022 reduced other comprehensive income with no effect on the income statement.
The regular employer contributions

to be made to the Swiss plan

in 2023 are estimated at USD
275
m.
UK pension plan

The

UK

plan

is

a

career-average

revalued

earnings

scheme,

and

benefits

increase

automatically

based

on

UK

price
inflation,

subject

to

defined

caps. The

normal

retirement

age

for

participants in

the

UK

plan

is
60
. The

plan

provides
guaranteed lifetime

pension benefits

to participants upon

retirement. The

UK plan has

been closed to

new entrants for
more than

20 years and,

since 2013,

participants are no

longer accruing

benefits for

current or

future service.

Instead,
employees participate in the UK defined

contribution plan.
The

governance

responsibility for

the

UK

plan

lies

jointly with

the

Pension

Trustee Board

and

UBS

AG.

The

employer
contributions to

the pension

fund reflect agreed-upon

deficit funding

contributions, which

are determined on

the basis
of the most recent actuarial valuation

using assumptions agreed

by the Pension Trustee Board and U

BS AG. In the event
of underfunding, UBS AG and the Pension Trustee

Board must agree on a

deficit recovery plan within statutory deadlines.
In 2022, UBS AG

made deficit

funding contributions of USD
5
m to the

UK plan. In

2021, UBS AG made

no deficit funding
contributions.
The plan

assets are invested in

a diversified portfolio

of financial assets,

which include

longevity swaps

with an

external
insurance company. These swaps

enable the UK pension

plan to hedge the

risk between expected

and actual longevity,
which should

mitigate volatility in the

net defined benefit

asset / liability. As

of 31 December 2022,

the longevity swaps
had a negative value of USD
1
m (31 December 2021: negative USD
3
m).
In 2019, UBS AG

and the Pension Trustee Board

entered into an arrangement whereby

a collateral pool was established
to

provide

security

for

the

pension

fund.

The

value

of

the

collateral

pool

as

of

31 December

2022

was

USD
292
m
(31 December 2021: USD
337
m) and includes

corporate bonds, government-related debt instruments and other financial
assets. The arrangement provides the Pension Trustee

Board dedicated access to a pool of

assets in the event

of UBS AG’s
insolvency or not paying a required

deficit funding contribution.
The employer

contributions

to be

made to

the UK

defined

benefit plan

in 2023

are estimated

at USD
18
m, subject

to
regular funding reviews during

the year.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   461

Note 26

Post-employment benefit plans

(continued)
US pension plans

There are two distinct

major defined

benefit plans

in the

US, with a

normal retirement

age of
65
. Both plans

were closed

to
new entrants more than

20 years ago. Since

they closed,

new employees have

participated in

a defined contribution

plan.
One of the defined benefit plans is a contribution

-based plan in which each participant accrues a percentage of salary in
a retirement

savings

account. The

retirement savings

account is

credited annually

with

interest based

on

a rate

that is
linked to

the average

yield on

one-year US

government bonds.

For the

other defined

benefit plan,

retirement benefits
accrue based on the

career-average earnings of each individual plan participant.

Former employees with vested benefits
have the option of taking

a lump sum payment or a lifetime annuity.
As required

under applicable pens

ion laws, both

plans have fiduciaries who,

together with

UBS AG,

are responsible

for
the governance of the plans.
The plan assets

of both plans

are invested in

diversified portfolios

of financial assets. Each

plan’s fiduciaries are responsible
for the investment decisions with

respect to the plan assets.

The employer contributions to

be made to the US defined

benefit plans in 2023

are estimated at USD
11
m.
German pension plans
There are two unfunded defined benefit plans in Germany. The normal retirement age is
65

and benefits are paid directly
by UBS AG. In the larger

of the two plans each participant

accrues a percentage of salary in

a retirement savings account.
The accumulated account

balance of the participant

is credited on an

annual basis with

guaranteed interest at

a rate of
5
%. The plan has

been closed to new entrants,

and all participants younger than the

age of 55 as of

June 2021 no

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
inflation.

In June

2021,

UBS

AG implemented

a new

funded

pension

plan

with interest

credited

to participants

equal

to actual
investment returns

with a

guaranteed

minimum of
0
%. The

plan

was implemented

retrospectively

for new

hires since
June 2018 and for all eligible

active participants younger

than 55 from July 2021.

Each participant accrues a percentage
of salary in a retirement savings account

.
The employer contributions to

be made to the German defined benefit

plans in 2023 are estimated

at USD
12
m.
Financial information by plan
The tables

below

provide

an analysis

of

the movement

in the

net

asset /

liability recognized

on

the balance

sheet

for
defined benefit plans, as well as

an analysis of amounts recognized

in net profit and in
Other comprehensive incom
e.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   462

Note 26

Post-employment benefit plans

(continued)
Defined benefit plans
USD m Swiss pension plan UK pension plan
US and German
pension plans Total
2022 2021 2022 2021 2022 2021 2022 2021
Defined benefit obligation at the beginning of the year
15,480
15,619
4,105
4,162
1,740
1,905
21,324
21,686
Current service cost
240
285
0
0
5
6
244
291
Interest expense
195
33
67
58
35
30
297
122
Plan participant contributions
154
161
0
0
0
0
154
161
Remeasurements
(2,424)
490
(1,474)
71
(267)
(62)
(4,165)
498
of which: actuarial (gains) / losses due to changes in demographic assumptions
2
26
(6)
14
1
4
(3)
45
of which: actuarial (gains) / losses due to changes in financial assumptions
(2,653)
(385)
(1,575)
(3)
(279)
(78)
(4,506)
(466)
of which: experience (gains) / losses
1
226
848
107
59
11
12
344
919
Past service cost related to plan amendments
0
0
0
0
0
4
0
4
Curtailments
(13)
(49)
0
0
0
0
(13)
(49)
Benefit payments
(796)
(602)
(123)
(148)
(111)
(112)
(1,030)
(862)
Other movements
(5)
0
0
0
0
1
(5)
1
Foreign currency translation
(291)
(456)
(408)
(38)
(28)
(33)
(727)
(527)
Defined benefit obligation at the

end of the year
12,539
15,480
2,166
4,105
1,375
1,740
16,080
21,324
of which: amounts owed to active members
7,103
8,604
65
150
169
222
7,336
8,976
of which: amounts owed to deferred members
0
0
656
1,593
528
669
1,184
2,262
of which: amounts owed to retirees
5,436
6,876
1,445
2,362
678
849
7,560
10,086
of which: funded plans
12,539
15,480
2,166
4,105
1,011
1,222
15,717
20,806
of which: unfunded plans
0
0
0
0
363
518
363
518
Fair value of plan assets at the beginning

of the year
19,196
18,358
4,297
4,149
1,329
1,360
24,821
23,867
Return on plan assets excluding interest income
(1,942)
1,319
(1,312)
277
(223)
40
(3,476)
1,637
Interest income
274
42
70
58
31
26
376
127
Employer contributions

401
450
5
0
16
16
422
466
Plan participant contributions
154
161
0
0
0
0
154
161
Benefit payments
(796)
(602)
(123)
(148)
(111)
(112)
(1,030)
(862)
Administration expenses, taxes and premiums paid
(7)
(8)
0
0
(3)
(4)
(11)
(11)
Other movements
(1)
0
0
0
0
1
(1)
1
Foreign currency translation
(322)
(524)
(450)
(39)
0
0
(772)
(563)
Fair value of plan assets

at the end of the year
16,957
19,196
2,488
4,297
1,039
1,329
20,484
24,821
Surplus / (deficit)
4,418
3,716
321
192
(335)
(411)
4,404
3,497
Asset ceiling effect at the beginning of the year
3,716
2,739
0
0
0
0
3,716
2,739
Interest expense on asset ceiling effect
77
8
0
0
0
0
77
8
Asset ceiling effect excluding interest expense and foreign

currency translation on
asset ceiling effect
656
1,037
0
0
0
0
656
1,037
Foreign currency translation
(31)
(68)
0
0
0
0
(31)
(68)
Asset ceiling effect at the end of the year
4,418
3,716
0
0
0
0
4,418
3,716
Net defined benefit asset / (liability) of

major plans
0
0
321
192
(335)
(411)
(14)
(219)
Net defined benefit asset / (liability) of remaining

plans
(80)
(96)
Total net defined benefit

asset / (liability)
(94)
(315)
of which: Net defined benefit asset
355
302
of which: Net defined benefit liability
2
(449)
(617)
1 Experience (gains)

/ losses

are a component

of actuarial remeasurements

of the defined

benefit obligation

and reflect

the effects

of differences between

the previous actuarial

assumptions and

what has actually
occurred.

2 Refer to Note 18c.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   463

Note 26

Post-employment benefit plans

(continued)
Income statement – expenses related

to defined benefit plans
1
USD m Swiss pension plan UK pension plan
US and German
pension plans Total
For the year ended 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Current service cost
240
285
0
0
5
6
244
291
Interest expense related to defined benefit obligation
195
33
67
58
35
30
297
122
Interest income related to plan assets
(274)
(42)
(70)
(58)
(31)
(26)
(376)
(127)
Interest expense on asset ceiling effect
77
8
0
0
0
0
77
8
Administration expenses, taxes and premiums paid
7
8
0
0
3
4
11
11
Past service cost related to plan amendments
0
0
0
0
0
4
0
4
Curtailments
(13)
(49)
0
0
0
0
(13)
(49)
Net periodic expenses recognized in net

profit for major plans
230
243
(3)
0
12
18
239
261
Net periodic expenses recognized in net

profit for remaining plans
2
17
19
Total net periodic

expenses recognized in net profit
256
280
1 Refer to Note 6.

2 Includes differences between

actual and estimated performance

award accruals.
Other comprehensive income – gains /

(losses) on defined benefit plans

USD m Swiss pension plan UK pension plan
US and German
pension plans Total
For the year ended 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Remeasurement of defined benefit obligation
2,424
(490)
1,474
(71)
267
62
4,165
(498)
of which: change in discount rate assumption
3,078
494
1,451
319
317
77
4,846
890
of which: change in rate of pension increase

assumption
0
0
123
(316)
(5)
(1)
118
(318)
of which: change in rate of interest credit on

retirement savings assumption
(408)
(110)
0
0
(82)
(1)
(490)
(110)
of which: change in life expectancy
0
0
5
9
(1)
(3)
4
5
of which: change in other actuarial assumptions
(19)
(26)
1
(23)
48
2
30
(47)
of which: experience gains / (losses)
1
(226)
(848)
(107)
(59)
(11)
(12)
(344)
(919)
Return on plan assets excluding interest income
(1,942)
1,319
(1,312)
277
(223)
40
(3,476)
1,637
Asset ceiling effect excluding interest expense and foreign

currency translation
(656)
(1,037)
0
0
0
0
(656)
(1,037)
Total gains / (losses) recognized

in other comprehensive income for major plans
(173)
(207)
162
207
43
102
32
102
Total gains / (losses) recognized

in other comprehensive income for remaining plans
8
31
Total gains / (losses) recognized

in other comprehensive income
2
40
133
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

Swiss pension plan UK pension plan
US and German pension
plans
1
31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Duration of the defined benefit

obligation (in years)
13.4
15.5
13.7
18.8
7.9
9.5
Maturity analysis of benefits expected

to be paid
USD m
Benefits expected to be paid within 12 months
702
719
107
110
123
123
Benefits expected to be paid between

1 and 3 years
1,445
1,440
234
248
232
237
Benefits expected to be paid between

3 and 6 years
2,183
2,097
384
418
335
338
Benefits expected to be paid between

6 and 11 years
3,751
3,467
667
743
502
495
Benefits expected to be paid between

11 and 16 years
3,519
3,156
667
751
388
392
Benefits expected to be paid in more than 16 years
13,243
10,733
2,570
3,028
516
519
1 The duration of the

defined benefit obligation

represents a weighted average

across US and German

plans.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   464

Note 26

Post-employment benefit plans

(continued)
Actuarial assumptions
The

actuarial assumptions

used

for

the defined

benefit plans

are

based

on

the

economic conditions

prevailing

in

the
jurisdiction

in which

they

are

offered.

Changes

in the

defined

benefit

obligation

are

most sensitive

to

changes

in the
discount rate. The di

scount rate is based

on the yield of high

-quality corporate bonds

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

the year.

Significant actuarial assumptions
Swiss pension plan UK pension plan US pension plans German pension plans
In % 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Discount rate
2.34
0.34
5.02
1.82
4.92
1
2.47
1
3.81
0.99
Rate of pension increase
0.00
0.00
3.08
3.32
0.00
0.00
2.20
1.80
Rate of interest credit on retirement savings

3.39
1.04
0.00
0.00
5.73
2
1.18
2
0.00
0.00
1 Represents weighted average

across US pension plans.

2 Only applicable to

one of the US pension plans

Mortality tables and life expectancies

for major plans
Life expectancy at age 65 for a male member currently
aged 65 aged 45
Country Mortality table 31.12.22 31.12.21 31.12.22 31.12.21
Switzerland BVG 2020 G with CMI 2021 projections
1
21.7
21.7
23.4
23.3
UK S3PA with CMI 2021 projections
2
23.5
23.4
24.6
24.5
USA Pri-2012 with MP-2021 projection scale
22.0
21.9
23.3
23.3
Germany
Dr. K. Heubeck

2018 G
20.6
20.5
23.4
23.2
Life expectancy at age 65 for a female member currently
aged 65 aged 45
Country Mortality table 31.12.22 31.12.21 31.12.22 31.12.21
Switzerland BVG 2020 G with CMI 2021 projections
1
23.5
23.4
25.1
25.0
UK S3PA with CMI 2021 projections
2
25.0
24.9
26.4
26.3
USA Pri-2012 with MP-2021 projection scale
23.4
23.3
24.8
24.7
Germany
Dr. K. Heubeck

2018 G
24.0
23.9
26.3
26.1
1 In 2021, BVG 2020 G with

CMI 2019 projections was

used.

2 In 2021, S3PA

with CMI 2020

projections was used.
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

Sensitivity analysis of significant actuarial

assumptions
1
Increase / (decrease) in defined benefit obligation Swiss pension plan UK pension plan US and German pension plans
USD m 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Discount rate
Increase by 50 basis points
(641)
(975)
(141)
(361)
(51)
(78)
Decrease by 50 basis points
723
1,116
157
411
55
84
Rate of pension increase
Increase by 50 basis points
487
749
127
334
4
6
Decrease by 50 basis points –
2
–
2
(118)
(306)
(3)
(6)
Rate of interest credit on retirement

savings
Increase by 50 basis points
106
134
–
3
–
3
9
8
Decrease by 50 basis points
(106)
(134)
–
3
–
3
(8)
(7)
Life expectancy
Increase in longevity by one additional year
304
475
65
184
39
56
1 The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

2 As the assumed rate of pension
increase was
0
% as of 31 December 2022

and as of 31 December

2021, a downward change

in assumption is

not applicable.

3 As the UK plan does

not provide interest credits

on retirement savings,

a change in
assumption is not applicable.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   465

Note 26

Post-employment benefit plans

(continued)
Fair value of plan assets
The tables below provide

information about the composition

and fair value of plan assets of

the major pension plans.

Composition and fair value

of plan assets
Swiss pension plan
31.12.22 31.12.21
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
183
0
183
1
106
0
106
1
Real estate / property
Domestic
0
2,130
2,130
13
0
1,994
1,994
10
Foreign
0
517
517
3
0
328
328
2
Investment funds
Equity

Domestic
418
0
418
2
476
0
476
2
Foreign
2,794
1,222
4,017
24
3,510
1,498
5,009
26
Bonds
1
Domestic, AAA to BBB–
2,117
0
2,117
12
2,512
0
2,512
13
Foreign, AAA

to BBB–
3,395
0
3,395
20
2,877
0
2,877
15
Foreign, below BBB–
598
0
598
4
742
0
742
4
Other
867
1,997
2,864
17
2,379
2,010
4,389
23
Other investments
351
367
718
4
377
385
762
4
Total fair value of plan

assets
10,724
6,233
16,957
100
12,980
6,216
19,196
100
31.12.22 31.12.21
Total fair value of plan

assets
16,957
19,196
of which:
2
Bank accounts at UBS AG
189
109
UBS AG debt instruments
28
16
UBS Group AG shares
15
14
Securities lent to UBS AG
3
489
608
Property occupied by UBS
51
52
Derivative financial instruments, counterparty

UBS AG
3
43
72
1 The bond credit ratings

are primarily based

on S&P’s credit

ratings. Ratings

AAA to BBB–

and below BBB

–

represent investment

grade and non-investment

grade ratings,

respectively. In

cases where credit ratings
from other rating agencies were

used, these were converted to

the equivalent rating in

S&P’s rating classification.

2 Bank accounts at

UBS AG encompass accounts

in the name of the Swiss

pension fund. The

other
positions disclosed

in the

table encompass

both direct

investments in

UBS AG

instruments

and

UBS Group

AG shares

and indirect

investments,

i.e.,

those

made through

funds that

the pension

fund invests

in.

3 Securities lent to UBS

AG and derivative

financial instruments

are presented gross

of any collateral. Securities

lent to UBS AG

were fully covered

by collateral as of

31 December 2022

and 31 December 2021.

Net
of collateral, derivative financial

instruments amounted to

negative USD
5
m as of 31 December 2022

(31 December 2021:

positive USD
24
m).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   466

Note 26

Post-employment benefit plans

(continued)
Composition and fair value

of plan assets (continued)
UK pension plan
31.12.22 31.12.21
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
104
0
104
4
147
0
147
3
Bonds
1
Domestic, AAA to BBB–
1,729
0
1,729
69
2,605
0
2,605
61
Foreign, AAA

to BBB–
297
0
297
12
372
0
372
9
Foreign, below BBB–
7
0
7
0
4
0
4
0
Investment funds
Equity

Domestic
19
3
22
1
44
4
47
1
Foreign
366
0
366
15
921
0
921
21
Bonds
1
Domestic, AAA to BBB–
367
90
457
18
532
147
679
16
Domestic, below BBB–
1
0
1
0
12
0
12
0
Foreign, AAA

to BBB–
90
0
90
4
179
0
179
4
Foreign, below BBB–
114
0
114
5
115
0
115
3
Real estate
Domestic
64
0
64
3
110
12
122
3
Foreign
6
31
36
1
6
34
40
1
Other
(280)
0
(280)
(11)
(313)
0
(313)
(7)
Repurchase agreements
(612)
0
(612)
(25)
(725)
0
(725)
(17)
Other investments
66
27
94
4
65
26
91
2
Total fair value of plan

assets
2,336
151
2,488
100
4,074
223
4,297
100
1 The bond credit ratings

are primarily based

on S&P’s credit

ratings. Ratings

AAA to BBB–

and below BBB

–

represent investment

grade and non-investment

grade ratings,

respectively. In

cases where credit ratings
from other rating agencies were

used, these were converted

to the equivalent rating

in S&P’s rating

classification.

US and German pension

plans
31.12.22 31.12.21
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
7
0
7
1
11
0
11
1
Equity
Domestic
55
0
55
5
79
0
79
6
Foreign
24
0
24
2
31
0
31
2
Bonds
1
Domestic, AAA to BBB–
359
0
359
35
486
0
486
37
Domestic, below BBB–
4
0
4
0
17
0
17
1
Foreign, AAA

to BBB–
74
0
74
7
97
0
97
7
Foreign, below BBB–
3
0
3
0
6
0
6
0
Investment funds
Equity

Domestic
27
0
27
3
3
0
3
0
Foreign
33
0
33
3
56
0
56
4
Bonds
1
Domestic, AAA to BBB–
266
0
266
26
269
0
269
20
Domestic, below BBB–
109
0
109
10
147
0
147
11
Foreign, AAA

to BBB–
2
0
2
0
11
0
11
1
Foreign, below BBB–
5
0
5
0
2
0
2
0
Real estate
Domestic
0
11
11
1
0
9
9
1
Other
54
0
54
5
99
0
99
7
Other investments
5
1
6
1
5
1
6
0
Total fair value of plan

assets
1,027
12
1,039
100
1,319
10
1,329
100
1 The bond credit ratings

are primarily based

on S&P’s credit

ratings. Ratings

AAA to BBB–

and below BBB

–

represent investment

grade and non-investment

grade ratings,

respectively. In

cases where credit ratings
from other rating agencies were

used, these were converted

to the equivalent rating

in S&P’s rating

classification.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   467

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

expense

and
were USD
299
m in 2022, USD
303
m in 2021 and USD
291
m in 2020.
›

Refer to Note 6 for

more information

c) Related-party disclosure
UBS AG is the principal provider of banking services for the pension fund of UBS AG in Switzerland. In this capacity,

UBS
AG is engaged to execute

most of the pension fund’s

banking activities. These activities

can include, but are not

limited
to, trading,

securities lending

and borrowing

and derivative transactions.

The non

-Swiss UBS AG

pension funds

do not
have a similar

banking relationship

with UBS

AG. During

2022, UBS

AG received USD
20
m in fees

for banking

services
from the major post-employment benefit plans (2021: USD
22
m). As of 31 December 2022, the major

post-employment
benefit plans held USD
253
m in UBS Group AG shares

(31 December 2021: USD
241
m).
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

shares.

The most

significant

deferred

compensation

plans are

described

below.
›

Refer to Note

1a

item 4 for a description

of the accounting

policy related to

share-based and other

deferred compensation

plans
Mandatory deferred compensation plans
Long-Term Incentive Plan
The Long-Term

Incentive Plan

(LTIP)

is a

mandatory deferred

share-based

compensation plan

for GEB

members for

the
performance year 2022. For prior performance years, LTIP was granted to senior leaders of the

Group (i.e., GEB members
and selected senior management).
The number of notional

shares delivered at vesting depends on two

equally weighted performance metrics over a three-
year performance

period:

return

on

common

equity

tier 1

(CET1)

capital and

relative

total shareholder

return,

which
compares

the

total

shareholder

return

(TSR)

of

UBS

with

the

TSR

of

an

index

consisting

of

listed

Global

Systemically
Important

Banks

as

determined

by

the Financial

Stability

Board

(excluding

UBS). The

final

number

of

shares

vest over
three

years following

the

performance pe

riod

for

GEB

members,

and

cliff-vest in

the

year following

the

performance
period for selected senior management

.
Equity Ownership Plan / Fund

Ownership Plan
The Equity Ownership Plan

(EOP) is the

deferred share-based

compensation plan for

employees outside of

the GEB that
are subject to deferral requirements.

EOP awards generally

vest over three years.

Certain Asset Management

employees receive

some or

all of

their EOP

in the form

of notional

funds (Fund

Ownership
Plan or FOP,

previously named

AM EOP).

This plan is

generally delivered in

cash and vests

over three years.

The amount
delivered depends on the

value of the underlying investment funds at the

time of vesting.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   468

Note 27

Employee benefits: variable compensation

(continued)

Deferred Contingent Ca

pital Plan
The

Deferred

Contingent

Capital

Plan

(DCCP)

is

a

deferred

compensation

plan

for

all employees

who

are

subject

to
deferral requirements.

Such employees

are awarded

notional

additional

tier 1

(AT1)

capital instruments,

which,

at the
discretion of UBS, can be settled in cash or a perpetual,

marketable AT1 capital instrument. DCCP

awards generally bear
notional

interest

paid

annually

(except

for

certain

regulated

employees)

and

vest

in

full

after

five

years.

Awards

are
forfeited if a viability

event occurs (i.e., if FINMA

notifies the firm

that the DCCP awards must be written

down to mitigate
the risk of

insolvency,

bankruptcy or failure

of UBS)

or if the

firm receives a commitment

of extraordinary

support from
the public

sector that

is necessary

to prevent

such an

event. DCCP

awards

are also

written down

if the

Group’s CET1
capital ratio falls below a

defined threshold. In addition, GEB members

forfeit
20
% of DCCP awards for each

loss-making
year during the vesting period.
Financial advisor variable

compensation
In line with market practice for US wealth management businesses,

the compensation for US financial advisors in Global
Wealth Management

consists of cash

compensation and

deferred compensation

awards, determined

using a

formulaic
approach based on production.

Cash

compensation

reflects

a

percentage

of

the

compensable

production

that

each

financial

advisor

generates.
Compensable production is generally based

on transaction revenue and investment advisory fees and may reflect further adjustments. The percentage rate generally

varies based on the level of the production

and firm tenure.
Financial

advisors

may

also

be

granted

annual

deferred

compensation.

These

amounts

generally

vest

over

a

six-year
period. The annual deferred compensa

tion amount reflects the overall percentage

rate and production.

Cash compensation

and deferred compensation

awards may be

reduced for,

among other things,

errors, negligence or
carelessness, or failure to comply with the firm’s rules, standards,

practices and / or policies, and / or applicable laws and
regulations.

Financial advisors

may also

participate

in

additional

programs

to

support

promoting

and

developing

their business

or
supporting the transition of client relationships where appropriate.

Financial advisor compensation also includes expenses
related to compensation commitments with

financial advisors entered into at the time

of recruitment that are subject to
vesting requirements.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   469

Note 27

Employee benefits: variable compensation

(continued)

b) Effect on the income statement
Effect on the income statement for the

financial year and future

periods
The table

below

provides

information

about

compensation

expenses

related

to total

variable compensation

that were
recognized in the financial year ended 31 December 2022, as well as expenses that were deferred and will be recognized
in the income statement for 2023

and later.

The majority of expenses

deferred to 20

23 and later that are

related to the
2022 performance

year pertain to

awards

granted in

February 2023

.

The total unamortized

compensation expense

for
unvested

share-based

awards

granted

up

to 31

December 2022

will be

recognized

in future

periods

over

a weighted
average period of
2.5

years.

Variable compensation
Expenses recognized in 2022 Expenses deferred to 2023 and later
1
USD m
Related to the
2022
performance
year
Related to prior
performance
years Total
Related to the
2022
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,012
(9)
2,003
0
0
0
Deferred compensation awards
346
561
907
582
730
1,312
of which: Equity Ownership Plan
191
225
416
294
240
534
of which: Deferred Contingent Capital Plan
123
211
334
238
395
634
of which: Long-Term Incentive

Plan
11
30
41
30
40
70
of which: Fund Ownership Plan
21
95
116
20
54
74
Variable compensation –

performance awards
2,358
552
2,910
582
730
1,312
Variable compensation –

financial advisors
2
3,799
709
4,508
1,290
2,652
3,942
of which: non-deferred cash
3,481
0
3,481
0
0
0
of which: deferred share-based awards
104
62
166
122
180
302
of which: deferred cash-based awards
185
215
400
588
636
1,224
of which: compensation commitments with recruited

financial advisors
29
432
461
580
1,836
2,416
Variable compensation –

other
3
146
72
217
230
189
419
Total variable compensation
6,304
1,332
7,636
4
2,101
3,571
5,672
1 Estimate as

of 31 December

2022. Actual

amounts to

be expensed

in future

periods may vary;

e.g., due

to forfeiture

of award

s.

2 Financial

advisor compensation

consists of cash

and deferred compensation
awards and is based on compensable revenues and firm tenure using a formulaic approach. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

3 Consists of replacement

payments, forfeiture

credits, severance

payments, retention

plan payments and interest

expense related to the

Deferred Contingent Capital

Plan.

4 Includes USD
680
m in expenses related to

share-based compensation

(performance awards:

USD
457
m; other variable compensation:

USD
56
m; financial advisor compensation:

USD
166
m). A further USD
80
m in
expenses related

to share-based

compensation

was recognized

within

other expense

categories

included in

Note 6

(salaries:

USD
4
m, related to

role-based

allowances; social

security:

USD
57
m; other

personnel
expenses: USD
19
m related to the Equity

Plus Plan).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   470

Note 27

Employee benefits: variable compensation

(continued)
Variable compensation

(continued)
Expenses recognized in 2021 Expenses deferred to 2022 and later
1
USD m
Related to the
2021
performance
year
Related to prior
performance
years Total
Related to the
2021
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,136
(8)
2,128
0
0
0
Deferred compensation awards
389
399
788
767
606
1,373
of which: Equity Ownership Plan
175
174
350
374
180
553
of which: Deferred Contingent Capital Plan
134
151
285
290
318
608
of which: Long-Term Incentive

Plan
51
17
69
48
32
79
of which: Fund Ownership Plan
29
55
84
56
77
133
Variable compensation –

performance awards
2,525
391
2,916
767
606
1,373
Variable compensation –

financial advisors
2
4,175
685
4,860
1,097
2,323
3,419
of which: non-deferred cash
3,858
(6)
3,853
0
0
0
of which: deferred share-based awards
106
51
157
123
146
269
of which: deferred cash-based awards
170
202
372
311
495
806
of which: compensation commitments with recruited

financial advisors
41
438
479
662
1,682
2,344
Variable compensation –

other
3
163
33
196
210
178
388
Total variable compensation
6,863
1,109
7,973
4
2,074
3,107
5,181
1 Estimate as

of 31 December

2021. Actual amounts

expensed may

vary; e.g.,

due to forfeiture

of awards.

2 Financial

advisor compensation

consists of

cash and deferred

compensation awards

and is based

on
compensable revenues and

firm tenure using

a formulaic approach.

It also includes expenses

related to compensation

commitments

with financial advisors

entered into at

the time of recruitment

that are subject

to
vesting requirements.

3 Consists

of replacement

payments, forfeiture

credits,

severance

payments, retention

plan payments

and interest

expense related

to the

Deferred Contingent

Capital Plan.

4 Includes
USD
631
m in expenses related

to share-based

compensation (performance

awards: USD
419
m; other variable

compensation:

USD
56
m; financial advisor compensation:

USD
157
m). A further USD
77
m in expenses
related to share-based

compensation

was recognized

within other

expense categories

included in

Note 6

(salaries:

USD
5
m related to

role-based allowances;

social security:

USD
59
m; other

personnel expenses:
USD
13
m related to the Equity Plus

Plan).

Variable compensation

(continued)
Expenses recognized in 2020 Expenses deferred to 2021 and later
1
USD m
Related to the
2020
performance
year
Related to prior
performance
years Total
Related to the
2020
performance
year
Related to prior
performance
years Total
Non-deferred cash
1,948
(29)
1,920
0
0
0
Deferred compensation awards
329
704
1,034
734
277
1,011
of which: Equity Ownership Plan
131
315
446
298
67
365
of which: Deferred Contingent Capital Plan
108
339
448
271
189
459
of which: Long-Term Incentive

Plan
41
11
52
46
9
55
of which: Fund Ownership Plan
49
39
88
120
12
132
Variable compensation –

performance awards
2,278
675
2,953
734
277
1,011
Variable compensation –

financial advisors
2
3,378
713
4,091
822
2,284
3,106
of which: non-deferred cash
3,154
0
3,154
0
0
0
of which: deferred share-based awards
69
50
119
79
135
214
of which: deferred cash-based awards
133
183
316
271
467
738
of which: compensation commitments with recruited

financial advisors
22
480
502
473
1,682
2,155
Variable compensation –

other
3
109
92
201
176
189
364
Total variable compensation
5,765
1,481
7,246
4
1,732
2,749
4,481
1 Estimate as

of 31 December

2020. Actual amounts

expensed may

vary; e.g.,

due to forfeiture

of awards.

2 Financial

advisor compensation

consists of

cash and deferred

compensation awards

and is based

on
compensable revenues and

firm tenure using

a formulaic approach.

It also includes expenses

related to compensation

commitments

with financial advisors

entered into at

the time of recruitment

that are subject

to
vesting requirements.

3 Consists

of replacement

payments, forfeiture

credits,

severance

payments, retention

plan payments

and interest

expense related

to the

Deferred Contingent

Capital Plan.

4 Includes
USD
666
m in expenses related

to share-based

compensation (performance

awards: USD
498
m; other variable

compensation:

USD
49
m; financial advisor compensation:

USD
119
m). A further USD
88
m in expenses
related to share-based

compensation

was recognized

within other

expense categories

included in

Note 6

(salaries:

USD
4
m related to

role-based allowances;

social security:

USD
51
m; other

personnel expenses:
USD
34
m related to the Equity Plus

Plan).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   471

Note 27

Employee benefits: variable compensation

(continued)

c) Outstanding share-based compensation

awards
Share and performance share

awards
Movements in outstanding

share-based awards

granted by

UBS AG

and its

subsidiaries

to employees

during 2022

and
2021 are provided

in the table below.

Movements in outstanding

share-based compensation awards

Number of shares
2022
Weighted

average grant

date fair

value (USD)
Number of shares
2021
Weighted

average grant

date fair

value (USD)
Outstanding, at the beginning of the

year
295,921
15
54,557
13
Awarded during the year
358,424
19
278,756
15
Distributed during the year
(37,994)
14
(24,176)
13
Forfeited during the

year
(1,923)
15
(13,215)
15
Outstanding, at the end of the year
614,428
17
295,921
15
of which: shares vested for accounting purposes
174,329
116,775

The

total

carrying

amount

of

the

liability

related

to

cash-settled

share-based

awards

as

of

31 December

2022

and
31 December 2021

was USD
7
m and USD
3
m, respectively.

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

December 2022. Unless otherwise stated, the
subsidiaries listed below have share capital

consisting solely of ordinary shares

held entirely by UBS

AG and the

proportion
of ownership interest held

is equal to the voting rights held

by UBS AG.

The

country

where

the

respective registered

office

is

located

is

also

the principal

place

of

business.

UBS

AG

operates
through

a global branch

network and

a significant

proportion

of its business

activity

is conducted

outside Switzerland,
including in the UK, the US, Singapore, the Hong Kong

SAR and other countries. UBS

Europe SE has branches and offices
in

a

number

of

EU

Member

States,

including

Germany,

Italy, Luxembourg

and

Spain.

Share

capital is

provided

in

the
currency of the legally registered

office.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   472

Note 28

Interests in subsidiaries and other entities

(continued)
Individually significant subsidiaries

of UBS AG as of 31 December 2022
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
UBS Americas Holding LLC
Wilmington, Delaware, USA
Group Functions
USD
5,150.0
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
5,150,000,000
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

2022
Company Registered office Primary business Share capital in million
Equity interest

accumulated in %
UBS Asset Management (Americas) Inc.
Wilmington, Delaware, USA
Asset Management
USD
0.0
100.0
UBS Asset Management (Hong Kong) Limited
Hong Kong SAR, China

Asset Management
HKD
153.8
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
197.0
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
3,354.2
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
In 2022 and

2021,

UBS AG did not

enter into any contractual o

bligation that

could require UBS

AG to provide financial
support

to consolidated

SEs. In

addition, UBS

AG did

not provide

support, financial

or otherwise,

to a

consolidated SE
when

UBS

AG was

not contractually

obligated

to do

so,

nor

does

UBS

AG have

any

intention

to do

so in

the future.
Furthermore,

UBS AG did not

provide support, financial

or otherwise,

to a previously

unconsolidated SE that

resulted in
UBS AG controlling the SE

during the reporting period.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   473

Note 28

Interests in subsidiaries and other entities

(continued)

b) Interests in associates and

joint ventures
As of 31 December 2022

and 2021,

no associate or joint venture

was individually material

to UBS AG. Also,

there were
no significant

restrictions on

the ability of

associates or

joint ventures

to transfer funds

to UBS

AG or its

subsidiaries as
cash

dividends

or

to

repay

loans

or

advances

made.

There

were

no

quoted

market

prices

for

any

associates

or

joint
ventures of UBS AG.
In 2022, UBS AG reclassified its minority investment (
49
%) in its Japanese real estate joint venture, Mitsubishi Corp.-UBS
Realty Inc.,

of

USD
44
m

to
Properties

and

other

non-current

assets

held

for

sale

and

sold

the

shareholding.

The sale
resulted in

a pre-tax gain

of USD
848
m in 2022, which

was recognized in
Other income
. UBS

AG’s asset management,
wealth management and investment banking

businesses operating in Japan

were not affected by the sale.

Investments in associates and joint

ventures
USD m 2022 2021
Carrying amount at the beginning of the year
1,243
1,557
Additions
3
1
Reclassifications
1
(44)
(386)
Share of comprehensive income
(41)
150
of which: share of net profit
2
32
105
of which: share of other comprehensive income
3
(73)
45
Share of changes in retained earnings
0
1
Dividends received
(31)
(39)
Foreign currency translation
(30)
(39)
Carrying amount at the end of the year
1,101
1,243
of which: associates
1,098
1,200
of which: SIX Group AG, Zurich
4
954
1,043
of which: other associates
144
157
of which: joint ventures
3
43
of which: Mitsubishi Corp.-UBS Realty Inc.,

Tokyo
1
40
of which: other joint ventures

3

3
1 In 2022, UBS AG reclassified its minority investment (
49
%) in Mitsubishi Corp.-UBS Realty

Inc. of USD
44
m to Properties and other non-current assets held for sale and sold the investment in the same year. In 2021,
UBS AG reclassified

its minority

investment (
48.8
%) in Clearstream

Fund Centre

AG of

USD
386
m to Properties

and other

non-current assets

held for sale

and sold the investment

in the same

year.

2 For 2022,
consists of USD
27
m from associates and

USD
5
m from joint ventures (for 2021,

consists of USD
79
m from associates and

USD
26
m from joint ventures).

3 For 2022, consists

of negative USD
73
m from associates
(for 2021, consists of USD
44
m from associates and USD
1
m from joint ventures).

4 In 2022, UBS AG’s

equity interest amounted

to
17.31
%. UBS AG is represented

on the Board of Directors.

c) Unconsolidated structured entities
UBS AG is considered

to sponsor another

entity if, in addition to ongoing

involvement with that entity,

it had a key role
in establishing that entity

or in bringing together

relevant

counterparties for a transaction facilitated

by that entity. During
2022,

UBS

AG

sponsored

the

creation

of

various

SEs

and

interacted with

a

number

of

non-sponsored

SEs,

including
securitization vehicles, client vehicles

and certain investment

funds, that

UBS AG did not consolidate as

of 31 December
2022 because it did not

control them.
Interests in unconsolidated structured

entities
The table below

presents UBS

AG’s interests in

and maximum exposure

to loss

from unconsolidated

SEs, as well

as the
total assets held by the SEs in which

UBS had an interest as

of year-end, except for investment funds

sponsored by third
parties, for which the carrying amount

of UBS’s interest as of year

-end has been disclosed.

Sponsored unconsolidated

structured entities in which UBS did

not have an interest at year-end
During 2022 and 2021, UBS

AG did not earn material income from sponsored

unconsolidated SEs in which UBS

did not
have an interest at year-end.
During 2022 and 2021,

UBS AG and third

parties did not transfer

any assets into sponsored securitization

vehicles created
in the year. UBS AG and third

parties transferred assets, alongside deposits and debt issuances (which are assets from the perspective of the vehicle),

of USD
1
bn and USD
3
bn, respectively, into sponsored

client vehicles created in 2022

(2021:
USD
1
bn

and

USD
2
bn,

respectively).

For

sponsored

investment

funds,

transfers

arose

during

the

period

as

investors
invested and

redeemed

positions, thereby

changing the

overall size

of the

funds,

which, when

combined with

market
movements, resulted in a total closing

net asset value of USD
38
bn (31 December 2021: USD
46
bn).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   474

Note 28

Interests in subsidiaries and other entities

(continued)

Interests in unconsolidated structured

entities
31.12.22
USD m, except where indicated
Securitization
vehicles
Client
vehicles
Investment
funds Total
Maximum
exposure to loss
1
Financial assets at fair value held for trading
278
81
5,884
6,243
6,243
Derivative financial instruments
3
160
115
278
278
Loans and advances to customers
119
119
119
Financial assets at fair value not held for trading
108
108
108
Financial assets measured at fair value through

other comprehensive income
2
Other financial assets measured at amortized cost
2
837
4,977
3
2
5,817
6,066
Total assets
1,118
4
5,219
6,228
12,565
Derivative financial instruments
1
35
763
798
2
Total liabilities
1
35
763
798
Assets held by the unconsolidated structured

entities in which UBS AG had an
interest (USD bn)
50
5
107
6
95
7
31.12.21
USD m, except where indicated
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
3
0
1
250
Total assets
610
4
4,732
7,124
12,466
Derivative financial instruments
2
11
281
294
Total liabilities
2
11
281
294
Assets held by the unconsolidated structured

entities in which UBS AG had an
interest (USD bn)
30
5
81
6
103
7
1 For the purpose of this

disclosure, maximum exposure

to loss amounts do not consider

the risk-reducing effects

of collateral or other credit

enhancements.

2 Effective

1 April 2022, a portfolio of assets

previously
classified as Financial assets measured

at fair value through other comprehensive

income was reclassified to

Other financial assets

measured at amortized cost. Refer

to Note 1b for more information.

3 Includes the
carrying amount of loan commitments. The

maximum exposure to loss for these instruments is equal to the notional amount.

4 As of 31 December 2022, USD
0.1
bn of the USD
1.1
bn (31 December 2021: USD
0.1
bn
of the USD
0.6
bn) was held in Group Functions

– Non-core and Legacy

Portfolio.

5 Represents the principal

amount outstanding.

6 Represents the market

value of total assets.

7 Represents the

net asset value
of the investment funds sponsored

by UBS AG and the carrying

amount of UBS AG’s

interests in the investment

funds not sponsored

by UBS AG.

UBS

AG retains

or purchases

interests

in unconsolidated

SEs in

the form

of direct

investments,

financing,

guarantees,
letters

of

credit

and

derivatives,

as

well

as

through

management

contracts.

UBS

AG’s

maximum

exposure

to

loss

is
generally equal to

the carrying amount

of UBS AG’s

interest in the

given SE, with

this subject to change

over time with
market movements. Guarantees,

letters of

credit and credit

derivatives are an

exception, with the given

contract’s notional
amount, adjusted for losses

already incurred, representing

the maximum loss that UBS AG

is exposed to.
The

maximum

exposure

to

loss

disclosed

in

the

table

above

does

not

reflect

UBS

AG’s

risk

management

activities,
including

effects

from

financial

instruments

that

may

be

used

to

economically

hedge

risks

inherent

in

the

given
unconsolidated SE or risk-reducing

effects of collateral or other credit enhancements.
In

2022

and

2021,

UBS

AG

did

not

provide

support,

financial

or

otherwise,

to

any

unconsolidated

SE

when

not
contractually obligated to do

so, nor does UBS AG have

any

intention to do so in the future.
In 2022

and

2021,

income and

expenses

from interests

in unconsolidated

SEs primarily

resulted from

mark-to-market
movements recognized

in
Other net

income

from

financial instruments

measured

at

fair value

through

profit

or

loss
,
which were generally hedged with other financial instruments, as well as fee and commission income received from UBS-
sponsored funds.
Interests in securitization vehicles
As

of

31 December

2022

and

31 December

2021,

UBS

AG

held

interests,

both

retained

and

acquired,

in

various
securitization vehicles that relate to

financing, underwriting,

secondary market and derivative trading

activities.
The numbers outlined in the table above may

differ from the securitization positions presented in the 31 December 2022
Pillar 3

Report,

available

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

third parties.
›

Refer to the 31 December

2022 Pillar 3 Report,

available under “Pillar

3 disclosures” at
ubs.com/investors, for more information

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   475

Note 28

Interests in subsidiaries and other entities

(continued)
Interests in client vehicles
Client vehicles are

established predominantly for clients to gain exposure to specific assets or risk exposures. Such vehicles
may enter into derivative

agreements,

with UBS or a

third party,

to align the cash

flows of the entity with

the investor’s
intended investment objective,

or to introduce other

desired risk exposures.

As of

31 December

2022

and

31 December 2021,

UBS

AG retained

interests in

client

vehicles sponsored

by UBS

and
third parties that relate to financing,

secondary market and derivative trading activities

,

and to hedge structured product
offerings.
Interests in investment funds
Investment funds have a

collective investment objective,

and are

either passively managed,

so that any decision

-making
does not have a substantive effect

on variability,

or are actively managed

and investors or their governing bodies

do not
have substantive voting or similar rights

.
UBS AG holds interests

in a number of investment funds

,

primarily resulting from seed

investments or in order to

hedge
structured product

offerings.

In addition

to the

interests disclosed

in the

table

above,

UBS

AG

manages

the assets

of
various pooled investment funds and

receives fees based, in whole or

in part, on the net asset value of the fund and / or
the performance of the fund. The specific fee structure is

determined based

on various market factors and considers the
fund’s nature

and the jurisdiction of

incorporation,

as well as fee schedules

negotiated with

clients. These fee contracts
represent an

interest in the

fund,

as they align

UBS AG’s

exposure with

investors, providing

a variable return

based on
the performance

of the

entity.

Depending

on

the structure

of the

fund,

these fees

may be

collected directly

from the
fund’s assets and

/ or from the investors. Any

amounts due

are collected on a regular

basis and are generally

backed by
the fund’s

assets. Therefore,

interest in such

funds is not

represented by

the on-balance sheet

fee receivable but

rather
by

the

future

exposure

to

variable

fees.

The

total

assets

of

such

funds

were

USD
336
bn

and

USD
425
bn

as

of
31 December 2022 and 31 December 2021, respectively, and have been excluded from the table above. UBS AG did not have any material exposure to

loss from these interests as of 31

December 2022 or as of 31

December 2021.

Note 29

Changes in organization and acquisitions and disposals

of subsidiaries and

businesses

Disposals of subsidiaries and businesses
Sale of UBS Swiss Financial Advisers AG
In the third quarter of 2022,

UBS AG completed the sale of its wholly owned

subsidiary UBS Swiss Financial Advisers AG
(SFA)

to

Vontobel.

UBS

AG

continues

to

refer

US

clients

that

want

to

have

discretionary

portfolio

management

or
investment advisory

services booked

in Switzerland to

Vontobel

SFA.

Upon

completion of

the sale, UBS

AG recorded

a
pre-tax gain of USD
86
m in 2022, which was recognized

in
Other income
.
Prior to completion of the sale, the assets and liabilities that were subject to the transaction were presented as a disposal group held

for sale within
Other non-financial assets

and
Other non-financial liabilities

(31 December 2021:

USD
446
m
and USD
475
m, respectively).
Sale of wealth management business

in Spain
UBS AG

completed the sale

of its domestic

wealth management

business in

Spain to Singular

Bank in the

third quarter
of

2022.

The

sale

included

the

transition

of

employees,

client

relationships,

products

and

services

of

the

wealth
management business

of UBS

AG in Spain

and resulted

in a pre-tax

gain of

USD
133
m in 2022,

which was

recognized
in
Other income
.
Prior to completion of the sale, the assets and liabilities that were subject to the transaction were presented as a disposal group held

for sale within
Other non-financial assets

and
Other non-financial liabilities

(31 December 2021:

USD
647
m
and USD
823
m, respectively).
Sale of US alternative investments administration

business
In the fourth quarter of 2022, UBS AG sold its US alternative investments administration business and recorded a pre-tax gain of USD
41
m gain in
Other income
.
Sale of investments in associates and

joint ventures
UBS AG

sold its minority investment

(49%) in

its Japanese real

estate joint venture,

Mitsubishi Corp.

-UBS Realty Inc.,

in
2022.
›

Refer to Note 28b

for more information
Acquisitions of subsidiaries and

businesses
Wealthfront
In

August

2022,

UBS

AG

and

Wealthfront

mutually

agreed

to

terminate

their

merger

agreement,

under

which
Wealthfront was to be acquired by UBS Americas Inc. In the

third quarter of 2022, UBS AG purchased a USD
69.7
m note
convertible into Wealthfront

shares.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   476

Note
30

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

(the BoD) and

Executive Board (the EB).

a) Remuneration of key

management personnel
The

Vice Chairman

of

the

BoD

has

a

specific management

employment

contract

and

receives pension

benefits

upon
retirement. Total

remuneration of the Chairman and the Vice Chairman of the BoD and all EB members is included in the
table below.

Remuneration of key managem

ent personnel
USD m, except where indicated 31.12.22 31.12.21 31.12.20
Base salaries and other cash payments
1
26
30
31
Incentive awards – cash
2
16
17
17
Annual incentive award under DCCP
23
26
26
Employer’s contributions to retirement

benefit plans
2
2
2
Benefits in kind, fringe benefits (at market

value)
1
1
1
Share-based compensation
3
42
45
45
Total
110
122
122
Total (CHF m)
4
106
112
115
1 May include role-based

allowances in line with

market practice

and regulatory requirements.

2 The cash

portion may also include

blocked shares in line with

regulatory requirements.

3 Compensation expense
is based on

the share

price on

grant date

taking into

account performance

conditions.

Refer to

Note 27 for

more information.

For EB

members, share

-based compensation

for 2022,

2021 and

2020 was

entirely
composed of LTIP

awards.

For the Chairman

of the BoD,

the share-based compensation

for 2022, 2021

and 2020 was

entirely composed

of UBS shares.

4 Swiss franc

amounts disclosed

represent the respective
US dollar amounts translated

at the applicable performance

award currency exchange

rates (2022: USD / CHF
0.96
; 2021: USD / CHF
0.92
; 2020: USD /

CHF
0.94
).

The independent

members of the BoD

,

including the Chairman, do

not have employment

or service contracts with

UBS
AG, and thus are not entitled to benefits upon

termination of their service on the BoD. Payments to these individuals for their services as independent members of

the BoD amounted to USD
11.1
m (CHF
10.7
m) in 2022, USD
7.5
m (CHF
6.9
m)
in 2021 and USD
7.0
m (CHF
6.6
m) in 2020.

b) Equity holdings of key management

personnel
Equity holdings of key management

personnel
1
31.12.22 31.12.21
Number of UBS Group AG shares held by members of the

BoD, EB and parties closely linked

to them
2
2,443,580
4,175,515
1 No options were

held in 2022 and

2021 by non-independent

members of the BoD

and any EB

member or any

of its related parties.

2 Excludes shares

granted under

variable compensation

plans with forfeiture
provisions.

Of the share totals above, no shares

were held by close family members of key management personnel on 31 December
2022 and 31 December 2021.

No shares were held by

entities that are directly

or indirectly controlled or jointly controlled
by

key

management

personnel

or

their

close

family members

on

31 December

2022

and

31 December

2021.

As

of
31 December 2022,

no member of

the BoD or EB was the beneficial owner of more than 1% of the shares in UBS Group
AG.

c) Loans, advances and mortgages to

key management

personnel
The non

-independent

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
Movements in the loan, advances and

mortgage balances are as follows.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   477

Note 30

Related parties (continued)

Loans, advances and mortgages

to key management personnel
1
USD m, except where indicated 2022 2021
Balance at the beginning of the year
28
31
Additions
8
11
Reductions
(7)
(15)
Balance at the end of the year
2
28
28
Balance at the end of the year (CHF m)
2, 3
26
25
1 All loans are secured loans.

2 There were no

unused uncommitted credit

facilities as of 31 December

2022 and 31 December

2021.

3 Swiss franc amounts

disclosed represent the respective

US dollar amounts
translated at the relevant year-end

closing exchange

rate.

d) Other related-party

transactions with entities controlled by

key management personnel
In 2022

and 2021, UBS AG did not enter into transactions

with entities that are directly or

indirectly controlled

or jointly
controlled

by

UBS

AG’s

key

management

personnel

or

their

close

family

members

and

as

of

31 December

2022,
31
December

20
21
and

31

December

20
20
,

there

were

no

outstanding

balances

related

to

such

transactions.
Furthermore, in 202

2

and 2021, entities controlled by key management personnel

did not sell any goods or provide

any
services to UBS

AG, and

therefore did

not receive any fees

from UBS

AG. UBS

AG also

did not provide

services to such
entities in 2022

and 2021, and therefore also received

no fees.

e) Transactions with associates and

joint ventures
Loans to and outstanding

receivables from associates and joint

ventures
USD m 2022 2021
Carrying amount at the beginning of the year
251
630
Additions
402
133
Reductions
(438)
(497)
Foreign currency translation
1
(14)
Carrying amount at the end of the year

217
251
of which: unsecured loans and receivables
209
243
Other transactions with associates and joint

ventures
As of or for the year ended
USD m 31.12.22 31.12.21
Payments to associates and joint ventures for goods

and services received
138
157
Fees received for services provided to

associates and joint ventures
4
104
Liabilities to associates and joint ventures
90
127
Commitments and contingent liabilities to associates and

joint ventures
7
7
›

Refer to Note 28

for an overview

of investments

in associates and

joint ventures

f) Receivables and payables

from / to UBS Group AG and other subsidiaries

of UBS Group AG
USD m 31.12.22 31.12.21
Receivables
Loans and advances to customers
2,807
1,049
Financial assets at fair value held for trading
146
187
Other financial assets measured at amortized cost
147
45
Payables
Customer deposits
2,119
2,828
Funding from UBS Group AG
56,147
57,295
Other financial liabilities measured at amortized cost
1,985
1,887
Other financial liabilities designated at fair value
1
1,796
2,340
1 Represents funding recognized

from UBS Group AG

that is designated at fair

value. Refer to Note 18b

for more information.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   478

Note 31

Invested assets and net new money

The following

disclosures

provide

a breakdown

of UBS

AG’s invested

assets and

a presentation

of their

development,
including net new money,

as required by the Swiss

Financial Market Supervisory Authority

(FINMA).

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

custody
-
only

assets,

including

corporate

client

assets

held

for

cash
management and transactional purposes,

are excluded

from invested assets, as

UBS AG only administers the

assets and
does not

offer advice on

how they

should be invested.

Also excluded are non

-bankable assets (e.g.,

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

AG’s

total

invested

assets

and

net

new

money,

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
Reclassifications between

invested

assets and

custody-only assets

as

a

result

of

a

change

in

service

level delivered

are
generally treated as net

new money flows.

However, where the change

in service level directly results from

an

externally
imposed regulation

or a strategic

decision by UBS

AG to exit a market

or specific service

offering,

the one-time net

effect is
reported as
Other effects
.
The Investment Bank does

not track invested assets and net new

money. However, when

a client is transferred from the
Investment Bank

to another

business

division, this

may produce

net new

money even

though

the client’s

assets were
already with UBS AG.

Invested assets and net new

money
As of or for the year ended
USD bn 31.12.22 31.12.21
Fund assets managed by UBS
390
419
Discretionary assets
1,440
1,705
Other invested assets
2,127
2,472
Total invested assets
1
3,957
4,596
of which: double counts
340
356
Net new money
1
68
159
1 Includes double counts.

Development of invested assets
USD bn 2022 2021
Total invested assets at the beginning

of the year
1
4,596
4,187
Net new money
68
159
Market movements
2
(595)
339
Foreign currency translation
(72)
(65)
Other effects
(40)
(24)
of which: acquisitions / (divestments)
(19)
(5)
Total invested assets at the end

of the year
1
3,957
4,596
1 Includes double counts.

2 Includes interest and

dividend income.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   479

Note 32

Currency translation rates

The

following

table

shows

the

rates

of

the

main

currencies

used

to

translate

the

financial

information

of

UBS

AG’s
operations with a functional currency

other than the US dollar into

US dollars.

Closing exchange rate Average rate
1
As of For the year ended
31.12.22 31.12.21 31.12.22 31.12.21 31.12.20
1 CHF
1.08
1.10
1.05
1.09
1.07
1 EUR
1.07
1.14
1.05
1.18
1.15
1 GBP
1.21
1.35
1.23
1.37
1.29
100 JPY
0.76
0.87
0.76
0.91
0.94
1 Monthly income statement

items of operations

with a functional

currency other than

the US dollar

are translated

into US dollars

using month-end rates.

Disclosed average

rates for a

year represent

an average of
twelve month-end rates, weighted according

to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates

for individual business divisions
may deviate from the weighted

average rates for

UBS AG.

Note 33

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

are controll

ed by

the holding

entity are consolidated.

Under Swiss GAAP

controlled entities
deemed immaterial

to a group

or those

held only temporarily

are exempt

from consolidation,

but instead

are recorded
as participations accounted for under the equity

method of accounting or as financial investments measured at the lower
of cost or market value.
2. Classification and measurement

of financial assets
Under IFRS,

debt instruments

are measured

at amortized

cost, fair value

through

other comprehensive

income (FVOCI)
or fair value

through

profit or loss

(FVTPL), depending

on the

nature of

the business

model within

which the

particular
asset is held

and the

characteristics of

the contractual

cash flows of

the asset.

Equity instruments

are accounted

for at
FVTPL by UBS. Under Swiss GAAP,

trading assets and derivatives are measured at FVTPL,

in line with IFRS. However, non-
trading debt

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

payables.
Under

Swiss GAAP,

the fair

value option

can only

be applied

to structured

debt instruments

consisting

of a

debt host
contract and

one or

more embedded

derivatives that do

not relate

to own

equity.

Furthermore, unrealized

changes

in
fair value attributable

to changes

in UBS’s

own credit

are not

recognized, whereas

realized own

credit is

recognized

in

Net trading income
.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   480

Note 33

Main differences between IFRS and

Swiss GAAP (continued)
4. Allowances and provisions for credit

losses
Swiss GAAP permit use of IFRS for

accounting for allowances and provisions for credit losses based on an expected credit loss (ECL) model. UBS has chosen to apply the IFRS 9

ECL approach to those exposures that are in the

ECL scope of both
frameworks, IFRS and Swiss GAAP

.
For the small

residual exposures

within the

scope of Swiss GAAP

ECL requirements, which

are not subject to

ECL under
IFRS due to classification differences,

UBS applies alternative approaches

.

–

For exposures for which Pillar 1 internal ratings-based

models are applied to measure credit risk, ECL is determined by
the regulatory expected loss (EL), with an add-on for scaling up to the residual maturity of exposures maturing beyond
the next

12

months,

as appropriate.

For detailed

information

on

regulatory EL,

refer to

the “Risk

management and
control”

section of this report.

–

For exposures

for which

the Pillar 1

standardized approach

is used

to measure

credit risk,

ECL is

determined using

a
portfolio approach

that derives

a conservative

probability of

default (PD)

and a

conservative

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

AG standalone under

Swiss GAAP.
Swiss GAAP

require employer

contributions to

the pension

fund to

be recognized as

personnel expenses

in the income
statement. Swiss

GAAP also require an

assessment of whether, based

on

the pension fund’s financial

statements prepared
in accordance

with Swiss

accounting

standards (FER

26), an

economic benefit

to, or

obligation of,

the employer

arises
from

the

pension

fund

that

is

recognized

in

the

balance

sheet

when

conditions

are

met.

Conditions

for

recording

a
pension asset

or liability would

be met

if, for

example, an

employer contribution

reserve is

available or

the employer

is
required to contribute to the

reduction of a pension deficit (on

an FER 26 basis).

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   481

Note 33

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
basis

unless

the

restrictive

IFRS

netting

requirements

are

met:

(i) existence

of

master

netting

agreements

and

related
collateral arrangements

that are

unconditional

and

legally enforceable,

in both

the normal

course of

business

and the
event of default, bankruptcy or insolvency of UBS

and its counterparties; and (

ii) UBS’s intention to either settle on

a net
basis or to realize

the asset and settle

the liability simultaneously.

Under Swiss GAAP, derivative assets, derivative liabilities
and related

cash collateral not

settled to market

are generally

reported on

a net basis, provided

the master netting

and
the

related

collateral

agreements

are

legally

enforceable

in

the

event

of

default,

bankruptcy

or

insolvency

of

UBS’s
counterparties.
10. Negative interest
Under

IFRS, negative

interest

income

arising

on

a financial

asset does

not meet

the definition

of interest

income and,
therefore, negative

interest on

financial assets

and negative

interest on

financial liabilities

are presented

within interest
expense and

interest income,

respectively.

Under

Swiss GAAP,

negative interest

on financial

assets is

presented

within
interest income and negative interest

on financial liabilities is presented

within interest expense.
11. Extraordinary income

and expense
Certain non-recurring

and non

-operating income

and expense

items, such as

realized

gains or

losses from

the disposal
of participations, fixed and intangible assets, and reversals of impairments of participations and fixed assets, are classified as extraordinary items under Swiss

GAAP.

This distinction is not available under

IFRS.
▲

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   482

Note 34

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

in a separate column as a subsidia

ry co-
guarantor.
The

joint

liability of

UBS

Switzerland

AG

for

contractual

obligations

of

UBS

AG

decreased

in

2022

by

USD
1.4
bn

to
USD
4.3
bn as of 31 December 2022.

The decrease substantially relates to a

combination of contractual maturities,

early
extinguishments, fair value movements

and foreign currency effects.

Supplemental guarantor consolidated

income statement
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated)
For the year ended

31 December 2022
Interest income from financial instruments measured

at amortized cost and
fair value through other comprehensive

income
4,824
3,894
4,661
(1,575)
11,803
Interest expense from financial instruments measured

at amortized cost
(5,449)
(736)
(2,604)
2,093
(6,696)
Net interest income from financial instruments measured

at fair value through
profit or loss and other
881
546
431
(449)
1,410
Net interest income
257
3,704
2,488
68
6,517
Other net income from financial instruments measured

at fair value through
profit or loss
5,541
900
940
112
7,493
Fee and commission income
2,875
4,865
13,766
(660)
20,846
Fee and commission expense
(684)
(464)
(1,327)
652
(1,823)
Net fee and commission income
2,191
4,401
12,439
(8)
19,023
Other income
6,732
203
3,329
(8,382)
1,882
Total revenues
14,721
9,208
19,197
(8,210)
34,915
Credit loss expense / (release)
(17)
50
(3)
(1)
29
Personnel expenses
3,251
1,995
9,835
0
15,080
General and administrative expenses
3,374
3,258
5,029
(2,660)
9,001
Depreciation, amortization and impairment of non

-financial assets
871
340
744
(109)
1,845
Operating expenses
7,496
5,592
15,607
(2,769)
25,927
Operating profit / (loss) before

tax
7,242
3,566
3,592
(5,440)
8,960
Tax expense / (benefit)
(28)
638
1,083
151
1,844
Net profit / (loss)
7,270
2,928
2,509
(5,592)
7,116
Net profit / (loss) attributable to non-controlling

interests
0
0
32
0
32
Net profit / (loss) attributable to shareholders
7,270
2,928
2,477
(5,592)
7,084
1 Amounts presented

for UBS AG

standalone and

UBS Switzerland AG

standalone represent

IFRS standalone

information. Refer

to the UBS AG

standalone and

UBS Switzerland AG

standalone financial

statements
under “Complementary

financial

information”

at ubs.com/investors

for information

prepared

in accordance

with

Swiss

GAAP.

2

The

”Other

subsidiaries“

column

includes

consolidated

information

for the
UBS Americas Holding LLC,

UBS Europe SE and UBS Asset

Management AG significant

sub-groups, as well

as standalone information

for other subsidiaries.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   483

Note 34

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of comprehensive income
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated)
For the year ended

31 December 2022
Comprehensive income attributable to shareholders
Net profit / (loss)
7,270
2,928
2,477
(5,592)
7,084
Other comprehensive income
Other comprehensive income that

may be reclassified to the income
statement
Foreign currency translation, net

of tax
(114)
(197)
(506)
298
(519)
Financial assets measured at fair value through

other comprehensive
income, net of tax
3
(3)
0
9
0
6
Cash flow hedges, net of tax
(2,791)
(1,359)
(631)
(12)
(4,793)
Cost of hedging, net of tax
45
45
Total other comprehensive

income that may be reclassified to

the
income statement, net of tax
(2,863)
(1,555)
(1,128)
286
(5,260)
Other comprehensive income that will not

be reclassified to the
income statement
Defined benefit plans, net of tax
170
(112)
23
0
81
Own credit on financial liabilities designated at fair value,

net of tax
796
796
Total other comprehensive

income that will not be reclassified to the
income statement, net of tax
966
(112)
23
0
877
Total other comprehensive

income
(1,897)
(1,667)
(1,104)
286
(4,383)
Total comprehensive

income attributable to shareholders
5,373
1,261
1,373
(5,306)
2,701
Total comprehensive income attributable to

non-controlling interests
18
18
Total comprehensive

income
5,373
1,261
1,391
(5,306)
2,719
1 Amounts presented

for UBS AG

standalone and

UBS Switzerland

AG standalone

represent IFRS

standalone information.

Refer to the

UBS AG standalone

and UBS Switzerland

AG standalone

financial statements
under “Complementary

financial information”

at ubs.com/investors

for information

prepared in

accordance

with Swiss

GAAP.

2 The

”Other subsidiaries“

column includes

consolidated information

for the

UBS
Americas Holding

LLC, UBS

Europe SE

and UBS

Asset Management

AG significant

sub-groups, as

well as

standalone information

for other

subsidiaries.

3 Effective

1 April 2022,

a portfolio

of assets previously
classified as Financial assets

measured at fair value through

other comprehensive income was

reclassified to Other financial

assets measured at amortized

cost. Refer to Note 1b for

more information.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   484

Note 34

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

balance sheet
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 31 December 2022
Assets
Cash and balances at central banks
48,689
84,465
36,291
0
169,445
Loans and advances to banks
39,691
6,357
19,063
(50,441)
14,671
Receivables from securities financing transactions

measured at
amortized cost
51,493
903
34,110
(18,691)
67,814
Cash collateral receivables on derivative

instruments
35,594
1,221
10,074
(11,856)
35,033
Loans and advances to customers
90,168
229,861
101,231
(31,233)
390,027
Other financial assets measured at amortized cost
24,005
9,532
21,880
(2,029)
53,389
Total financial assets

measured at amortized cost
289,641
332,339
222,649
(114,250)
730,379
Financial assets at fair value held for trading
95,810
173
13,899
(1,848)
108,034
of which: assets pledged as collateral that may be
sold or repledged by counterparties
41,056
0
5,578
(9,892)
36,742
Derivative financial instruments
149,447
5,925
35,106
(40,368)
150,109
Brokerage receivables
9,763
0
7,814
0
17,576
Financial assets at fair value not held for trading
45,302
4,354
26,843
(17,091)
59,408
Total financial assets

measured at fair value through profit or

loss
300,321
10,453
83,661
(59,308)
335,127
Financial assets measured at

fair value

through other comprehensive income
1,953
0
286
0
2,239
Investments in subsidiaries and associates
54,323
33
0
(53,255)
1,101
Property, equipment

and software
5,852
1,654
4,077
(267)
11,316
Goodwill and intangible assets
213
0
6,050
5
6,267
Deferred tax assets
1,624
276
7,470
(16)
9,354
Other non-financial assets
6,930
1,768
951
4
9,652
Total assets
660,856
346,522
325,144
(227,087)
1,105,436
Liabilities
Amounts due to banks

41,395
37,123
51,555
(118,477)
11,596
Payables from securities financing

transactions measured at
amortized cost
9,425
247
13,303
(18,774)
4,202
Cash collateral payables on derivative instruments
35,528
1,518
11,191
(11,800)
36,436
Customer deposits
98,628
273,316
132,619
22,608
527,171
Funding from UBS Group AG

56,147
0
0
56,147
Debt issued measured at amortized cost
50,706
8,965
1
(173)
59,499
Other financial liabilities measured at amortized cost
4,903
2,221
5,554
(2,287)
10,391
Total financial liabilities measured

at amortized cost
296,733
323,391
214,222
(128,903)
705,442
Financial liabilities at fair value held for trading
25,059
183
5,843
(1,570)
29,515
Derivative financial instruments
153,778
6,177
35,314
(40,363)
154,906
Brokerage payables designated at

fair value
32,346
0
12,746
(7)
45,085
Debt issued designated at fair value
71,444
0
508
(110)
71,842
Other financial liabilities designated at fair value
17,888
0
17,074
(2,928)
32,033
Total financial liabilities measured

at fair value through profit or

loss
300,514
6,360
71,484
(44,977)
333,382
Provisions
1,904
239
1,041
(2)
3,183
Other non-financial liabilities
1,630
1,019
3,742
98
6,489
Total liabilities
600,782
331,009
290,490
(173,785)
1,048,496
Equity attributable to shareholders
60,075
15,513
34,313
(53,303)
56,598
Equity attributable to non-controlling

interests
342
0
342
Total equity
60,075
15,513
34,655
(53,303)
56,940
Total liabilities and

equity
660,856
346,522
325,144
(227,087)
1,105,436
1 Amounts presented for

UBS AG standalone

and UBS Switzerland

AG standalone

represent IFRS

standalone information.

Refer to the UBS

AG standalone

and UBS Switzerland

AG standalone

financial statements,
available under “Complementary

financial information”

at ubs.com/investors,

for information prepared

in accordance with Swiss

GAAP.

2 The ”Other subsidiaries“

column includes consolidated

information for the
UBS Americas Holding LLC,

UBS Europe SE and UBS Asset

Management AG significant

sub-groups, as well

as standalone information

for other subsidiaries.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   485

Note 34

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of cash flows
USD m
UBS AG
1
UBS
Switzerland AG
1
Other

subsidiaries
1
UBS AG
(consolidated)
For the year ended

31 December 2022
Net cash flow from / (used in) operating

activities
17,286
(1,165)
(5,491)
10,630
Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets
0
(3)
0
(3)
Disposal of subsidiaries, associates and intangible

assets
2
157
453
1,120
1,729
Purchase of property,

equipment and software
(562)
(292)
(624)
(1,478)
Disposal of property, equipment

and software
161
0
0
161
Purchase of financial assets measured at fair value through

other comprehensive income
(4,131)
0
(652)
(4,783)
Disposal and redemption of financial assets measured at

fair value through other comprehensive
income
3,188
0
896
4,084
Net (purchase) / redemption of debt securities measured

at amortized cost
(8,159)
(1,820)
(2,013)
(11,993)
Net cash flow from / (used in)

investing activities
(9,346)
(1,663)
(1,274)
(12,283)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(12,215)
(3)
(31)
(12,249)
Distributions paid on UBS AG shares
(4,200)
0
0
(4,200)
Issuance of debt designated at fair value and long

-term debt measured at amortized cost
3
78,866
550
41
79,457
Repayment of debt designated at fair value and

long-term debt measured at amortized cost
3
(66,526)
(860)
(284)
(67,670)
Net cash flows from other financing activities
(258)
0
(337)
(595)
Net activity related to group internal capital transactions

and dividends
5,217
(2,088)
(3,128)
0
Net cash flow from / (used in)

financing activities
884
(2,401)
(3,740)
(5,257)
Total

cash flow
Cash and cash equivalents at the beginning

of the year
57,895
92,799
57,061
207,755
Net cash flow from / (used in) operating, investing

and financing activities
8,824
(5,229)
(10,505)
(6,911)
Effects of exchange rate differences on cash and

cash equivalents
(3,111)
(1,338)
(1,196)
(5,645)
Cash and cash equivalents at the end

of the year
4
63,608
86,232
45,359
195,200
of which: cash and balances at central banks
48,607
84,465
36,291
169,363
of which: loans and advances to banks
2,957
1,550
8,821
13,329
of which: money market paper
5
12,044
216
248
12,508
1 Cash flows generally

represent a third

-party view from a

UBS AG consolidated

perspective, except

for Net activity

related to group

internal capital

transactions and

dividends.

2 Includes cash

proceeds from the
sales of:

UBS AG’s

shareholding in Mitsubishi Corp.

-UBS Realty Inc.; UBS AG

’s wholly owned

subsidiary UBS Swiss Financial

Advisers AG (including

a loan portfolio in

UBS Switzerland AG);

UBS AG’s US

alternative
investments administration

business; and

UBS AG’s

domestic wealth

management business

in Spain.

Also includes

dividends received

from associates.

3 Includes

funding from

UBS Group

AG to

UBS AG.

4 Balances with an

original maturity of

three months

or less. USD
4,253
m of cash and cash

equivalents were restricted.

5 Money

market paper is included

in the balance

sheet under

Financial assets at fair

value
held for trading, Financial assets

measured at fair value

through other comprehensive

income, Financial

assets at fair value

not held for trading and Other

financial assets measured at

amortized cost.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   486

Note 34

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

income statement
USD m
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
1,660
48
6,605
Other net income from financial instruments measured

at fair value through
profit or loss
3,751
807
1,369
(83)
5,844
Fee and commission income
3,837
5,204
16,151
(770)
24,422
Fee and commission expense
(810)
(481)
(1,450)
755
(1,985)
Net fee and commission income
3,027
4,723
14,702
(14)
22,438
Other income
7,555
221
1,560
(8,396)
941
Total revenues
15,845
9,137
19,291
(8,445)
35,828
Credit loss expense / (release)
(65)
(98)
(10)
24
(148)
Personnel expenses
3,401
2,098
10,161
1
15,661
General and administrative expenses
4,255
3,442
4,474
(2,696)
9,476
Depreciation, amortization and impairment of non

-financial assets
949
285
755
(114)
1,875
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

Supplemental guarantor consolidated

statement of comprehensive income
USD m
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
1,845
(5,149)
4,813
Total comprehensive income attributable to

non-controlling interests
13
13
Total comprehensive

income
6,163
1,954
1,858
(5,149)
4,826
1 Amounts presented

for UBS AG

standalone and

UBS Switzerland AG

standalone represent

IFRS standalone

information. Refer

to the UBS

AG standalone

and UBS Switzerland

AG standalone

financial statements
under “Complementary

financial information”

at ubs.com/investors

for information

prepared in

accordance

with Swiss

GAAP.

2 The

”Other subsidiaries“

column includes

consolidated information

for the

UBS
Americas Holding LLC,

UBS Europe SE and UBS Asset

Management AG significant

sub-groups, as well

as standalone information

for other subsidiaries.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   487

Note 34

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

balance sheet
USD m
UBS AG
(standalone)
1
UBS
Switzerland AG
(standalone)
1
Other

subsidiaries
2
Elimination
entries
UBS AG
(consolidated) As of 31 December 2021
Assets
Cash and balances at central banks
53,839
91,031
47,946
192,817
Loans and advances to banks
39,681
7,066
19,858
(51,245)
15,360
Receivables from securities financing transactions

measured at
amortized cost
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

transactions measured at
amortized cost
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
785
14
71,460
Other financial liabilities designated at fair value
11,127
24,454
(3,167)
32,414
Total financial liabilities measured

at fair value through profit or

loss
254,584
4,425
82,171
(40,263)
300,916
Provisions
2,023
297
1,153
(21)
3,452
Other non-financial liabilities
1,799
1,278
5,528
(33)
8,572
Total liabilities
575,978
338,556
309,036
(165,868)
1,057,702
Equity attributable to shareholders
58,916
16,365
36,108
(53,287)
58,102
Equity attributable to non-controlling

interests
340
340
Total equity
58,916
16,365
36,448
(53,287)
58,442
Total liabilities and

equity
634,894
354,921
345,484
(219,154)
1,116,145
1 Amounts presented for

UBS AG standalone

and UBS Switzerland

AG standalone

represent IFRS

standalone information.

Refer to the

UBS AG standalone

and UBS Switzerland

AG standalone

financial statements,
available under “Complementary

financial information”

at ubs.com/investors,

for information prepared

in accordance with Swiss

GAAP.

2 The ”Other subsidiaries“

column includes consolidated

information for the
UBS Americas Holding LLC,

UBS Europe SE and UBS Asset

Management AG significant

sub-groups, as well

as standalone information

for other subsidiaries.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   488

Note 34

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of cash flows
USD m
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
495
(385)
(1,860)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
(3,073)
(21)
0
(3,093)
Distributions paid on UBS AG shares
(4,539)
0
0
(4,539)
Issuance of debt designated at fair value and long

-term debt measured at amortized cost
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

represent a third

-party view from

a UBS AG consolidated

perspective, except

for Net activity

related to group

internal capital transactions

and dividends.

2 Includes cash

proceeds from the
sale of the minority stake in

Clearstream Fund Centre

AG and dividends

received from associates.

3 Includes funding from

UBS Group AG to

UBS AG.

4 Balances with an original

maturity of three months

or less.
USD
3,408
m of cash and cash equivalents were

restricted.

5 Money market

paper is included in the balance sheet under

Financial assets at fair value held

for trading, Financial assets measured

at fair value through
other comprehensive income,

Financial assets at fair

value not held for trading

and Other financial assets

measured at amortized

cost.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   489

Note 34

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

income statement
USD m
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
1,662
43
5,788
Other net income from financial instruments measured

at fair value through
profit or loss
4,857
911
1,044
118
6,930
Fee and commission income
3,731
4,585
13,651
(984)
20,982
Fee and commission expense
(644)
(829)
(1,263)
961
(1,775)
Net fee and commission income
3,087
3,756
12,388
(23)
19,207
Other income
4,671
233
2,585
(5,941)
1,549
Total revenues
13,410
8,188
17,679
(5,803)
33,474
Credit loss expense / (release)
352
286
56
0
695
Personnel expenses
3,458
2,017
9,211
0
14,686
General and administrative expenses
3,507
3,313
4,147
(2,481)
8,486
Depreciation, amortization and impairment of non

-financial assets
1,013
261
750
(115)
1,909
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

Supplemental guarantor consolidated

statement of comprehensive income
USD m
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
3,556
(4,088)
7,934
Total comprehensive income attributable to

non-controlling interests
36
36
Total comprehensive

income
5,451
3,015
3,592
(4,088)
7,970
1 Amounts presented

for UBS AG

standalone and UBS

Switzerland AG

standalone represent

IFRS standalone

information. Refer to

the UBS AG

standalone and UBS

Switzerland AG

standalone financial

statements
under “Complementary

financial information”

at ubs.com/investors

for information

prepared in

accordance

with Swiss

GAAP.

2 The

”Other subsidiaries“

column includes

consolidated

information

for the

UBS
Americas Holding LLC,

UBS Europe SE and UBS Asset

Management AG significant

sub-groups, as well

as standalone information

for other subsidiaries.

Annual Report 2022
|   Consolidated   financial   statements   |   UBS   AG   consolidated   financial   statements   490

Note 34

Supplemental guarantor information

required under SEC regulations (continued)
Supplemental guarantor consolidated

statement of cash flows
USD m
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
(33)
(3,117)
(6,506)
Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)
23,828
17
0
23,845
Distributions paid on UBS AG shares
(3,848)
0
0
(3,848)
Issuance of debt designated at fair value and long

-term debt measured at amortized cost
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
34,283
91,638
32,167
158,088
of which: loans and advances to banks
4,085
1,695
8,148
13,928
of which: money market paper
5
1,032
9
374
1,415
1 Cash flows generally

represent a third

-party view from

a UBS AG consolidated

perspective, except

for Net activity

related to group

internal capital transactions

and dividends.

2 Includes cash

proceeds from the
sale of the majority stake

in Fondcenter

AG and dividends received

from associates.

3 Includes funding from

UBS Group AG to

UBS AG.

4 Balances with an original

maturity of three months

or less. USD
3,828
m
of cash and

cash equivalents

were restricted.

5 Money

market paper

is included

in the

balance sheet

under Financial

assets at

fair value

held for trading,

Financial assets

measured at

fair value

through

other
comprehensive income,

Financial assets at fair value

not held for trading and Other

financial assets measured

at amortized cost.
▲

Annual Report 2022
|   Significant   regulated   subsidiary   and   sub - group   information   491
Significant regulated

subsidiary
and sub-group information
Financial and regulatory key figures for our

significant regulated
subsidiaries and sub-groups

UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas Holding
LLC
(consolidated)
All values in million, except where indicated USD CHF EUR USD
Financial and regulatory requirements
Swiss GAAP
Swiss SRB rules
Swiss GAAP
Swiss SRB rules
IFRS
EU regulatory rules
US GAAP
US Basel III rules
As of or for the year ended 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21 31.12.22 31.12.21
Financial information
1
Income statement
Total operating income
2

15,759
16,293 8,760 8,490 1,158 1,123 13,575 14,490
Total operating expenses

8,505
9,712 5,458 5,472 794 800 12,351 11,925
Operating profit / (loss) before tax

7,253
6,581 3,302 3,018 364 323 1,224 2,565
Net profit / (loss)

7,157
6,548 2,707 2,452 262 227 511 1,812
Balance sheet
Total assets

504,767
509,851 315,657 320,656 47,978 46,411 201,777 209,718
Total liabilities

447,406
455,446 300,164 305,919 44,360 42,664 176,309 182,633
Total equity

57,361
54,405 15,493 14,736 3,617 3,747 25,468 27,085
Capital
3
Common equity tier 1 capital

53,995

52,818

12,586

12,609
2,441 2,764 11,367 13,002
Additional tier 1 capital

11,841

13,840

5,393

5,387
600 290 5,082 4,049
Total going concern

capital / Tier 1 capital

65,836

66,658

17,978

17,996
3,041 3,054 16,449 17,051
Tier 2 capital

2,949

3,129
131 125
Total capital 3,041 3,054 16,580 17,176
Total gone concern

loss-absorbing capacity

46,982

44,250

11,267

10,853
2,130
4
2,414
4
7,400
5
7,000
5
Total loss-absorbing capacity

112,818

110,908

29,245

28,849
5,171 5,468 23,849 24,051
Risk-weighted assets and leverage

ratio denominator
3
Risk-weighted assets

332,864

317,913

107,208

106,399
10,726 12,328 70,739 72,979
Leverage ratio denominator

575,461

593,868

332,280

339,788
41,818 46,660 194,003 188,130
6
Supplementary leverage ratio denominator 214,709 212,167
Capital and leverage ratios (%)
3
Common equity tier 1 capital ratio

16.2

16.6

11.7

11.9

22.8

22.4

16.1

17.8
Going concern capital ratio / Tier 1 capital

ratio

19.8

21.0

16.8

16.9

28.3

24.8

23.3

23.4
Total capital ratio

28.3

24.8

23.4

23.5
Total loss-absorbing capacity ratio

27.3

27.1

48.2

44.4

33.7

33.0
Tier 1 leverage ratio

7.3

6.5

8.5

9.1
Supplementary tier 1 leverage ratio

7.7

8.0
Going concern leverage ratio

11.4

11.2

5.4

5.3
Total loss-absorbing capacity leverage ratio

8.8

8.5

12.4

11.7

12.3

12.8
Gone concern capital coverage ratio

117.1

112.0
Liquidity coverage ratio
3
High-quality liquid assets (bn) 101.6 89.5 88.9 91.3 20.6 17.1 26.3 32.4
Net cash outflows (bn) 53.6 52.2 62.4 64.1 13.1 10.1 18.3 22.0
Liquidity coverage ratio (%) 191.2
7
173.2 142.4
8
142.6 158.7 170.3 143.5 147.2
Net stable funding ratio
3,9
Total available stable funding (bn) 254.4 258.0 221.7 225.2 13.9 15.4
Total required stable funding (bn) 280.2 289.2 162.3 158.1 7.9 9.0
Net stable funding ratio (%) 90.8
10
89.2 136.6
10
142.5 174.6 171.3
Other
Joint and several liability between UBS AG

and UBS Switzerland AG (bn)
11
4 5
1 The financial

information

disclosed

does not

represent

financial statements

under

the respective

GAAP /

IFRS.

2 The

total

operating income

includes credit

loss expense

/ (release).

3 Refer

to the
31 December 2022

Pillar 3 Report, available

under “Pillar 3 disclosures”

at ubs.com/investors,

for more information.

4 Consists

of positions that

meet the conditions

laid down in Art.

72a–b of the

Capital
Requirements Regulation (CRR)

II with regard

to contractual,

structural or legal

subordination.

5 Consists

of eligible long-term

debt that meets

the conditions specified

in 12 CFR 252.162

of the final TLAC
rules. Total loss

-absorbing capacity is the sum

of tier 1 capital (excluding

minority interest) and eligible long

-term debt.

6 The leverage ratio

denominator as of 31 December

2021 has been aligned with

UBS
Americas Holding

LLC’s reported

figure in the

FR-Y9C report,

which was

filed with the

Board of Governors

of the Federal

Reserve.

7 In the fourth

quarter of 2022,

the liquidity coverage

ratio (the

LCR) of
UBS AG was 191.2%, remaining

above the prudential requirements

communicated by FINMA.

8 In the fourth quarter

of 2022, the LCR of UBS Switzerland

AG, which is a Swiss SRB,

was 142.4%, remaining
above the prudential requirement

communicated by

FINMA in connection

with the Swiss Emergency

Plan.

9 For UBS Americas

Holding LLC consolidated,

the NSFR requirement

became effective

as of 1 July
2021 and related

disclosures will

come into

effect in

the second

quarter of

2023.

10 In

accordance with

Art. 17h

para. 3

and 4

of the

Liquidity Ordinance,

UBS AG standalone

is required

to maintain

a
minimum NSFR of at

least 80% without

taking into account

excess funding of

UBS Switzerland AG

and 100% after

taking into acco

unt such excess

funding.

11 Refer to the

“Capital, liquidity and

funding,
and balance sheet”

section of this

report for

more information about

the joint and

several liability.

Under certain circumstances,

the Swiss Banking

Act and

FINMA’s

Banking Insolvency

Ordinance authorize
FINMA to modify, extinguish

or convert to common equity liabilities

of a bank in connection with a

resolution or insolvency

of such bank.

Annual Report 2022
|   Significant   regulated   subsidiary   and   sub - group   information   492
UBS

Group AG

is a

holding

company and

conducts substantially

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
components and capital ratios of

our significant regulated subsidiaries

and sub-groups

determined under the regulatory
framework of each subsidiary’s or sub

-group’s home jurisdiction.
›

Refer to “Capital

and capital ratios

of our significant

regulated subsidiaries”

in the “Capital,

liquidity and funding,

and balance
sheet” section of this

report for more information
›

Refer to “Note 22

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
Following the completion of the annual Dodd–Frank Act Stress Test (DFAST) and the Comprehensive Capital Analysis and
Review (CCAR), UBS Americas Holding LLC was

assigned a stress capital buffer

(an SCB) of 4.8% (previously 7.1%) under
the SCB rule as of 1

October 2022, resulting in a total common

equity tier 1 capital requirement of

9.3%.
Standalone regulatory

information for UBS

AG and UBS Switzerland

AG, as

well as consolidated

regulatory information
for UBS Europe SE

and UBS Americas Holding

LLC, is provided in the 3

1

December 2022

Pillar 3 Report, available under
“Pillar 3 disclosures”
at ubs.com/investors
.
Standalone financial statements for

UBS Group AG, as well

as standalone financial

statements and regulatory information
for UBS AG

and UBS

Switzerland AG, are

available under

“Holding

company and

significant regulated subsidiaries

and
sub-groups” at
ubs.com/investors.

Annual Report 2022 |
Additional   regulatory   information   493
Additional regulatory
information

494
UBS Group AG consolidated supplemental
disclosures required under SEC regulations
494
A – Introduction
494
B – Selected financial data
494
Selected Information
494
Cash dividends received from investments in subsidiaries
495
Balance sheet data
495
C – Information about the company
495
Property, plant and equipment
496
D – Information required by Subpart 1400 of Regulation
S-K
496
Selected statistical information
496
Average balances and interest rates
498
Analysis of changes in interest income and expense
500
Deposits
500
Uninsured deposits

501
Investments in debt instruments
501
Loan portfolio
501
Allowance for credit loss

502
UBS AG consolidated supplemental disclosures
required under SEC regulations
502
A – Introduction
502
B – Selected financial data
502
Selected Information
502
Dividends received from investments in subsidiaries and
associates
503
Balance sheet data
503
C – Information about the company
503
Property, plant and equipment
504
D – Information required by Subpart 1400 of Regulation
S-K
504
Selected statistical information
504
Average balances and interest rates
506
Analysis of changes in interest income and expense
508
Deposits
508
Uninsured deposits
509
Investments in debt instruments
509
Loan portfolio
509
Allowance for credit loss

Annual Report 2022 |
Additional   regulatory   information   |   UBS   Group   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   494
UBS Group AG consolidated supplemental disclosures
required under SEC regulations
A – Introduction
The following pages

contain supplemental UBS

Group AG disclosures

that are required under SEC

regulations. UBS Group
AG’s

consolidated

financial

statements

have

been

prepared

in

accordance

with

International

Financial

Reporting
Standards (IFRS) as issued by the International Accounting Standards Board (the IASB) and are denominated in US dollars
(USD),

which is

also the

functional

currency of:

UBS

Group

AG; UBS

AG’s Head

Office; UBS

AG

London

Branch;

and
UBS’s US-based operations.

B – Selected financial data
Selected information
As of or for the year ended
31.12.22 31.12.21 31.12.20
Personnel (full-time equivalents)

72,597

71,385

71,551
Americas

21,819

21,317

21,394
of which: USA

21,032

20,537

20,528
Asia Pacific

16,489

15,618

15,353
Europe, Middle East and Africa (excluding

Switzerland)

14,342

14,091

13,899
of which: UK

6,234

6,051

6,069
of which: rest of Europe (excluding Switzerland)

7,823

7,826

7,652
of which: Middle East and Africa

285

215

178
Switzerland

19,947

20,359

20,904
Registered ordinary shares (number)
1

3,524,635,722

3,702,422,995

3,859,055,395
Treasury shares (number)
1

416,909,010

302,815,328

307,477,002
Ordinary cash dividends declared per share (CHF)
2,3

0.47

0.34
Ordinary cash dividends declared per share (USD)
2,3

0.55

0.50

0.37
1 Refer to “UBS shares” in

the “Capital, liquidity

and funding, and

balance sheet” section of

this report for more information.

2 Dividends and

/ or distributions out

of the capital contribution

reserve are normally
approved and paid in the

year subsequent to

the reporting period.

Beginning in 2020,

dividends have been

declared in US dollars.

The Swiss franc

equivalent amount

for the 2022

dividend will be

determined after
the Annual General Meeting

using the exchange rate applicable

on that date and is therefore

not provided in this table.

3 Refer to “Statement of

proposed appropriation of total profit

and dividend distribution

out
of total profit and capital contribution

reserve” in the “Standalone financial

statements” section

of this report for more information.

Dividends received from investments in

subsidiaries
In 2022,

UBS Group AG

received dividends of

USD 4,373m (2021:

USD 4,672m; 2020: USD 3,853m) from

its subsidiaries.
Dividends

disclosed

have been

translated to

US dollars

from the

functional currency

of the

entity paying

the dividend,
using the closing exchange

rate of the month the dividend was

received.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   Group   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   495

Balance sheet data
USD m 31.12.22 31.12.21 31.12.20
Assets
Cash and balances at central banks

169,445

192,817

158,231
Loans and advances to banks

14,792

15,480

15,444
Receivables from securities financing transactions

at amortized cost

67,814

75,012

74,210
Cash collateral receivables on derivative

instruments

35,032

30,514

32,737
Loans and advances to customers

387,220

397,761

379,528
Other financial assets measured at amortized cost 53,264 26,209 27,194
Total financial assets

measured at amortized cost

727,568

737,794

687,345
Financial assets at fair value held for trading

107,866

130,821

125,397
of which: assets pledged as collateral that may be

sold or repledged by counterparties

36,742

43,397

47,098
Derivative financial instruments

150,108

118,142

159,617
Brokerage receivables

17,576

21,839

24,659
Financial assets at fair value not held for trading

59,796

60,080

80,364
Total financial assets

measured at fair value through profit or

loss

335,347

330,882

390,037
Financial assets measured at

fair value through other comprehensive

income

2,239

8,844

8,258
Investments in associates

1,101

1,243

1,557
Property, equipment

and software

12,288

12,888

13,109
Goodwill and intangible assets

6,267

6,378

6,480
Deferred tax assets

9,389

8,876

9,212
Other non-financial assets

10,166

10,277

9,768
Total assets

1,104,364

1,117,182

1,125,765
Liabilities
Amounts due to banks

11,596 13,101 11,050
Payables from securities financing

transactions at amortized cost
4,202 5,533 6,321
Cash collateral payables on derivative instruments 36,436 31,798 37,312
Customer deposits 525,051 542,007 524,605
Debt issued measured at amortized cost 114,621 139,155 139,232
Other financial liabilities measured at amortized cost 9,575 9,001 9,729
Total financial liabilities measured

at amortized cost
701,481 740,595 728,250
Financial liabilities at fair value held for trading 29,515 31,688 33,595
Derivative financial instruments 154,906 121,309 161,102
Brokerage payables designated at

fair value
45,085 44,045 38,742
Debt issued designated at fair value 73,638 73,799 61,243
Other financial liabilities designated at fair value 30,237 30,074 30,387
Total financial liabilities measured

at fair value through profit or

loss
333,381 300,916 325,069
Provisions 3,243 3,518 2,828
Other non-financial liabilities 9,040 11,151 9,854
Total liabilities 1,047,146 1,056,180 1,066,000
Equity attributable to shareholders 56,876 60,662 59,445
Equity attributable to non-controlling

interests
342 340 319
Total equity 57,218 61,002 59,765
Total liabilities and

equity
1,104,364 1,117,182 1,125,765

C – Information about the

company
Property, plant and equipment
As of 31 December

2022,

UBS operated in about 677

business and banking locations worldwide, of which

approximately
33% were in Switzerland

,

48% in the Americas, 9% in the rest

of Europe, the Middle

East and Africa, and 10%

in Asia
Pacific. Of

the business

and

banking

locations in

Switzerland,

23%

were owned

directly by

UBS,

with the

remainder,
along with most of UBS’s offices outside Switzerland, being held under commercial leases.

These premises are subject to
continuous maintenance and upgrading

and are considered

suitable and adequate

for

current and anticipated

operations.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   Group   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   496
D – Information required by

Subpart 1400 of Regulation S-K
Selected statistical information
The tables

below set

forth selected

statistical information

regarding

the Group’s

banking operations

extracted from

its
financial statements. Unless otherwise indicated, average balances for the years ended 31 December 2022,

31 December
2021

and 31

December

2020

are

calculated

from

monthly

data.

Unless

otherwise

indicated,

the

distinction

between
domestic (Swiss) and foreign

(non-Swiss) is generally based

on the booking location.

Average balances and interest

rates
The tables below set forth average interest-earning assets and average interest-bearing liabilities, along with the average
yield, for 2022,

2021 and 2020.

Refer to “Note 3

Net interest income

and other net

income from financial

instruments
measured at fair value through

profit or loss” in the “Co

nsolidated financial statements”

section of this report for

more
information about interest income and

interest expense.

For the year ended 31.12.22 31.12.21 31.12.20
USD m, except where indicated
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Assets
Balances at central banks
Domestic

99,777

92

0.1

98,804

(105)

(0.1)

90,234

(112)

(0.1)
Foreign

88,267

595

0.7

71,529

(31)

0.0

51,611

7

0.0
Loans and advances to banks
Domestic

2,966

50

1.7

3,158

40

1.3

2,930

43

1.5
Foreign

12,345

8

0.1

13,074

12

0.1

12,089

31

0.3
Receivables from securities financing transactions

measured
at amortized cost
1
Domestic

6,431

30

0.5

9,435

(28)

(0.3)

4,746

8

0.2
Foreign

70,942

1,105

1.6

79,297

234

0.3

92,098

551

0.6
Loans and advances to customers
Domestic

223,970

3,187

1.4

228,070

3,211

1.4

210,971

3,014

1.4
Foreign

160,509

4,829

3.0

160,902

2,700

1.7

138,515

3,139

2.3
Financial assets at fair value
1,2
Domestic

5,892

50

0.8

10,006

11

0.1

12,455

40

0.3
Foreign

151,504

2,113

1.4

169,267

1,203

0.7

192,251

1,826

0.9
Other interest-earning assets
Domestic

8,226

125

1.5

7,477

121

1.6

8,064

136

1.7
Foreign

63,107

858

1.4

47,040

298

0.6

45,442

386

0.8
Total interest-earning

assets
3

893,936

13,043

1.5

898,059

7,666

0.9

861,406

9,068

1.1
Net interest income on swaps

1,804

1,552

1,134
Interest income on off-balance sheet securities and other

677

472

386
Interest income and average interest

-earning assets

893,936

15,525
4

1.7

898,059

9,689
4

1.1

861,406

10,588
4

1.2
Non-interest-earning assets
5

299,488

298,224

310,129
Total average assets

1,193,424

1,196,284

1,171,535
1 Reverse repurchase

agreements are

presented on a

gross basis and

therefore, for

the purpose

of this disclosure,

do not reflect

the effect

of netting permitted under

IFRS.

2 Includes financial

assets at fair

value
held for trading,

financial

assets at

fair value

not held for

trading,

financial assets

at fair

value through

other comprehensive

income and

brokerage

receivables.

3 Non-taxable

positions and

amounts were

not
material for the years presented.

4 For the purpose of

this disclosure,

negative interest income on assets

is presented as a reduction

to interest income,

while in the consolidated income

statement negative

interest
income on assets

is presented

as interest expense.

Refer to

Note 3 Net

interest income

and other

net income from

financial instruments

measured at fair

value through

profit or loss

in the “Consolidated

financial
statements” section of this report

for more information.

5 Mainly includes derivative

financial instruments,

equity instruments at

fair value held for trading

and financial assets for unit

-linked investment

contracts.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   Group   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   497

Average balances and interest

rates (continued)
For the year ended 31.12.22 31.12.21 31.12.20
USD m, except where indicated
Average
balance
Interest

expense
Average

interest

rate (%)
Average
balance
Interest

expense
Average

interest

rate (%)
Average

balance
Interest

expense
Average

interest

rate (%)
Liabilities and equity
Amount due to banks
Domestic

10,733

3

0.0

10,369

(32)

(0.3)

8,097

(9)

(0.1)
Foreign

3,255

43

1.3

2,897

18

0.6

3,169

26

0.8
Payables from securities financing

transactions measured at
amortized cost
1
Domestic

3,357

40

1.2

4,786

1

0.0

3,888

6

0.2
Foreign

13,351

289

2.2

14,161

209

1.5

18,793

174

0.9
Customer deposits
Domestic

272,926

(82)

0.0

289,096

(290)

(0.1)

263,619

(173)

(0.1)
of which: demand deposits

147,903

(149)

(0.1)

160,019

(273)

(0.2)

137,599

(166)

(0.1)
of which: savings and sweep deposits

119,685

6

0.0

126,290

4

0.0

121,793

3

0.0
of which: time deposits

5,337

60

1.1

2,786

(20)

(0.7)

4,227

(9)

(0.2)
Foreign

246,072

1,819

0.7

232,165

107

0.0

214,785

552

0.3
of which: demand deposits

66,987

120

0.2

82,226

(31)

0.0

64,957

(6)

0.0
of which: savings and sweep deposits

111,130

578

0.5

99,847

81

0.1

71,341

194

0.3
of which: time deposits

67,955

1,121

1.7

50,092

58

0.1

78,488

363

0.5
Commercial paper
Domestic

1

0

0.0

292

0

0.0

130

0

(0.3)
Foreign

20,452

256

1.3

24,461

33

0.1

17,098

120

0.7
Other short-term debt issued measured at amortized cost
Domestic

366

4

1.2

13

0

(0.1)

10

0

0.0
Foreign

11,927

124

1.0

18,473

37

0.2

16,989

147

0.9
Long-term debt issued measured at amortized cost
Domestic

67,462

1,946

2.9

67,916

1,789

2.6

64,899

1,988

3.1
Foreign

22,929

439

1.9

27,820

491

1.8

27,100

581

2.1
Financial liabilities at fair value (excluding

debt issued
designated at fair value)
1,2
Domestic

291

11

3.7

421

3

0.8

700

2

0.3
Foreign

139,657

1,392

1.0

137,268

13

0.0

145,398

324

0.2
Debt issued designated at fair value
Domestic

9,278

127

1.4

9,905

48

0.5

4,376

35

0.8
Foreign

63,470

1,283

2.0

60,388

429

0.7

56,442

801

1.4
Other interest-bearing liabilities
Domestic

2,883

14

0.5

2,884

(7)

(0.2)

3,333

(6)

(0.2)
Foreign

38,938

432

1.1

34,943

105

0.3

38,606

191

0.5
Total interest-bearing

liabilities

927,347

8,142

0.9

938,259

2,954

0.3

887,433

4,759

0.5
Swap interest on hedged debt

issued and other swaps

40

(765)

(608)
Interest expense on off-balance sheet securities and other

723

795

576
Interest expense and average interest

-bearing liabilities

927,347

8,904
3

1.0

938,259

2,985
3

0.3

887,433

4,726
3

0.5
Non-interest-bearing liabilities
4

208,049

198,130

226,388
Total liabilities

1,135,396

1,136,389

1,113,820
Total equity

58,028

59,895

57,715
Total average liabilities

and equity

1,193,424

1,196,284

1,171,535
Net interest income

6,621

6,705

5,862
Net yield on interest-earning

assets

0.7

0.7

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

Refer to Note 3 Net interest income and

other net income from financial instruments
measured at fair

value through profit

or loss in the “Consolidated financial

statements” section of this report

for more information.

4 Mainly includes

derivative financial instruments,

equity instruments at fair value
held for trading and financial

liabilities related

to unit-linked investment

contracts.

The percentage of total average interest

-earning assets attributable to foreign

activities was 61

%

for 2022 (2021:

60%;
2020:

62%).

The percentage

of

total average

interest-bearing

liabilities

attributable

to

foreign

activities was

60%

for
2022 (2021:

59%;

2020:

61%). All

assets and liabilities

are translated into US

dollars at uniform

month-end rates. Interest
income and expense are translated

at monthly average rates.
Average rates earned and paid

on assets and liabilities

can change from period to

period, based on the

changes in interest
rates in

general, but

are also

affected by

changes

in the

currency mix

included

in the

assets and

liabilities. Tax-exempt
income is

not recorded

on a

tax-equivalent basis.

For all

three years

presented,

tax-exempt income

is considered

to be
insignificant and the effect from such income

is therefore negligible.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   Group   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   498

Analysis of changes in interest income and

expense
The tables

below provide

information, by categories

of interest-

earning assets and

interest-bearing liabilities,

about the
changes in

interest income

and expense

due to

changes in

volume and

interest

rates for

the year

ended 31

December
2022 compared with the year ended 31 December 2021,

and for the year ended 31 December 2021 compared with the
year ended

31 December

2020.

The change

in average

volume

represents

the change

in the

current average

balance
compared to

the average

balance from

the prior

year with respect

to the average

rate of

the prior

year.

The change

in
average rate represents the

difference between the net change in

interest income and expense and

the change in

average
volume.

2022 compared with 2021 2021 compared with 2020
Increase / (decrease)
due to changes in
Increase / (decrease)
due to changes in
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest income from interest

-earning assets
Balances at central banks
Domestic

(1)

198

197

(9)

16

7
Foreign

0

626

626

0

(38)

(38)
Loans and advances to banks
Domestic

(2)

12

10

3

(6)

(3)
Foreign

(1)

(3)

(4)

3

(23)

(20)
Receivables from securities financing transactions

measured at amortized cost
Domestic

9

49

58

9

(44)

(35)
Foreign

(25)

896

871

(77)

(240)

(317)
Loans and advances to customers
Domestic

(57)

34

(23)

239

(42)

197
Foreign

(7)

2,135

2,128

515

(954)

(439)
Financial assets at fair value
Domestic

(4)

43

39

(7)

(22)

(29)
Foreign

(124)

1,034

910

(207)

(416)

(623)
Other interest-earning assets
Domestic

12

(8)

4

(10)

(5)

(15)
Foreign

102

458

560

13

(101)

(88)
Interest income
Domestic

(43)

328

285

225

(103)

122
Foreign

(55)

5,147

5,092

247

(1,771)

(1,524)
Total interest income

from interest-earning assets

(98)

5,475

5,377

472

(1,874)

(1,402)
Net interest income on swaps

253

418
Interest income on off-balance sheet securities and other

205

86
Total interest income

5,836

(899)

Annual Report 2022 |
Additional   regulatory   information   |   UBS   Group   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   499

Analysis of changes in interest income and

expense (continued)
2022 compared with 2021 2021 compared with 2020
Increase / (decrease)
due to changes in
Increase / (decrease)
due to changes in
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest expense on interest-bearing

liabilities
Amount due to banks
Domestic

(1)

36

35

(2)

(21)

(23)
Foreign

2

23

25

(2)

(6)

(8)
Payables from securities financing

transactions measured at amortized cost
Domestic

0

39

39

2

(7)

(5)
Foreign

(12)

92

80

(42)

76

34
Customer deposits
Domestic

2

206

208

(19)

(98)

(117)
of which: demand deposits

21

104

125

(22)

(86)

(108)
of which: savings and sweep deposits

0

2

2

0

1

1
of which: time deposits

(19)

99

80

3

(14)

(11)
Foreign

6

1,707

1,713

52

(497)

(445)
of which: demand deposits

6

145

151

(2)

(24)

(26)
of which: savings and sweep deposits

9

488

497

78

(192)

(114)
of which: time deposits

(9)

1,073

1,064

(24)

(281)

(305)
Commercial paper
Domestic

0

0

0

0

0

0
Foreign

(5)

228

223

52

(138)

(86)
Other short-term debt issued measured at amortized cost
Domestic

0

5

5

0

0

0
Foreign

(13)

100

87

13

(123)

(110)
Long-term debt issued measured at amortized cost
Domestic

(12)

170

158

94

(293)

(199)
Foreign

(86)

34

(52)

15

(105)

(90)
Financial liabilities at fair value (excluding

debt issued designated at fair value)
Domestic

(1)

8

7

(1)

2

1
Foreign

0

1,379

1,379

(16)

(295)

(311)
Debt issued designated at fair value
Domestic

(3)

82

79

44

(31)

13
Foreign

22

832

854

55

(427)

(372)
Other interest-bearing liabilities
Domestic

0

21

21

1

(2)

(1)
Foreign

12

316

328

(18)

(68)

(86)
Interest expense
Domestic

(15)

567

552

119

(450)

(331)
Foreign

(74)

4,710

4,636

109

(1,583)

(1,474)
Total interest expense on interest

-bearing liabilities

(89)

5,277

5,188

228

(2,033)

(1,805)
Swap interest on hedged debt

issued and other swaps

805

(157)
Interest expense on off-balance sheet securities and other

(73)

220
Total interest expense

5,920

(1,742)

Annual Report 2022 |
Additional   regulatory   information   |   UBS   Group   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   500

Deposits
The table below analyzes average deposits and average rates on each deposit category for the years ended 31 December
2022,

2021 and

2020. For the

purpose of

this disclosure,

foreign deposits

represent

deposits from

depositors who

are
based outside of Switzerland.

Deposits by foreign deposi

tors in domestic offices were

USD 59,744m as of

31 December
2022 (31 December 2021

:

USD 77,011m;

31 December 2020:

USD 76,167m).

31.12.22 31.12.21 31.12.20
USD m, except where indicated
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Due to banks
Domestic

Demand deposits

908

(0.3)

927

(0.5)

1,037

(0.4)
Time deposits

2,793

0.5

3,026

0.0

1,775

0.4
Total domestic

3,700

0.3

3,953

(0.1)

2,812

0.1
Foreign
1
Interest-bearing deposits

10,288

0.3

9,313

(0.1)

8,454

0.1
Total due to banks

13,988

0.3

13,266

(0.1)

11,266

0.1
Customer deposits
Domestic

Demand deposits

95,866

(0.1)

101,338

(0.2)

90,070

(0.1)
Savings and sweep deposits

109,039

0.0

114,792

0.0

110,328

0.0
Time deposits

8,825

0.2

8,371

(0.4)

17,610

(0.1)
Total domestic

213,730

0.0

224,502

(0.1)

218,008

(0.1)
Foreign
1
Demand deposits

119,024

0.1

140,906

(0.1)

112,486

0.0
Savings and sweep deposits

121,776

0.5

111,345

0.1

82,806

0.2
Time deposits

64,468

1.8

44,507

0.1

65,104

0.5
Total foreign

305,267

0.6

296,758

0.0

260,397

0.2
Total customer deposits

518,997

0.3

521,260

0.0

478,404

0.1
1 For the

purpose of this

table, the

distinction between

foreign and

domestic deposits

is based

on the domicile

of the depositor,

while foreign

and domestic

deposits disclosed

in previous

tables are based

on the
booking location.

Uninsured deposits
From the

combined

total of

Due to

banks and

Customer deposits

as of 31

December 2022,

total estimated

uninsured
deposits

were USD

362bn

(31 December 2021:

USD 392bn;

31 December 2020:

USD 380bn).

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

EUR 456m per client) and

the Federal

Deposit Insurance
Corporation (the

FDIC) scheme

in the Americas

(which protects

applicable deposits

up to

a maximum

of USD

250,000
per depositor,

per insured bank, for each account ownership

category).
The table below presents the maturity of estimated uninsured time deposits as of 31 December 2022. Where a depositor
holds multiple accounts, which

in aggregate are in

excess of a deposit insurance or protection

limit, the insured amount
is first allocated to the account with the shortest

time to maturity.

USD m

Uninsured time deposits
1
Within 3 months 93,030
3 to 6 months 10,962
6 to 12 months 7,563
Over 12 months 790
Total uninsured time deposits

as of 31 December 2022
112,345
1 Amounts are estimated based on the methodologies

defined in each local jurisdiction. As of 31 December

2022, there were no US time deposits

subject to the FDIC scheme that were in excess of the

FDIC insurance
limit.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   Group   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   501
Investments in debt instruments
The table below presents the carrying

amount and weighted average yield of

debt instruments presented within Financial
assets measured

at

fair value

through

other comprehensive

income and

Other financial

assets

measured

at amortized
cost on the balance sheet, by contractual maturity bucket. The yield for each range of maturities is calculated by dividing the annualized

interest income by

the average balance

of the investment

per contractual maturity

bucket. The

maturity
information presented

does not

consider any

early redemption

features, and

debt instruments

without

fixed maturities
are not included.

Within 1 year 1 to 5 years 5 to 10 years Over 10 years
USD m, except where indicated
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Total carrying
amount
Debt instruments measured at fair value

through
other comprehensive income
Government bills / bonds 26

0.73
26
Corporate and other 2,093

2.64
119

2.48
2,213
Subtotal as of 31 December 2022 2,120 119 2,239
Debt

securities measured at amortized cost

Asset-backed securities

117

1.97
1,588

2.33
6,735

2.37
8,440
Government bills / bonds 8,584

1.27
6,236

1.97
4,403

1.67
1,837

2.46
21,060
Corporate and other 2,005

0.53
9,662

1.24
3,410

1.33
16

1.95
15,094
Subtotal as of 31 December 2022 10,589 16,015 9,402 8,588 44,594
Total as of 31 December 2022 12,708 16,135 9,402 8,588 46,833

Loan portfolio
The

table

below

provides

the

maturity profile

of

UBS’s

core

loan

portfolio

as

of

31 December

2022.

The

contractual
maturity

is

based

on

carrying

amounts

and

includes

the

effect

of

callable

features.

For

loans

due

after

one

year,

a
breakdown between

fixed and adjustable or floating interest rates

is also provided.

USD m 31.12.22
Within 1 year

1 to 5 years 5 to 15 years Over 15 years
Total

of which: over 1 year
Fixed rate
Adjustable or
floating rate
Private clients with mortgages

15,056

83,223

31,854

26,797

156,930

76,707

65,166
Real estate financing

19,130

19,146

8,153

40

46,470

17,435

9,904
Large corporate clients

4,423

6,876

926

1

12,226

2,791

5,012
SME clients

6,647

4,644

2,612

0

13,903

3,393

3,863
Lombard

124,695

7,178

414

0

132,287

6,975

617
Credit cards

1,834

0

0

0

1,834

0

0
Commodity trade finance

3,158

110

4

0

3,272

4

110
Other loans and advances to customers

9,000

9,193

2,088

19

20,300

1,533

9,766
Loans to financial advisors

134

975

1,278

223

2,611

2,476

0
Total

184,078

131,345

47,328

27,080

389,831

111,315

94,438

Allowance for credit losses
For the years ended

31 December 2022,

2021 and 2020,

the ratio of net

charge-offs (i.e.,

write-offs of expected

credit
loss allowances to gross carrying amount of the average loans outstanding) during the period was not material for UBS’s core loan

portfolio, both

on an overall basis

and on

an individual loan

category basis. Total

write-offs for

31 December
2022 were USD 95m (31 December

2021: USD 137m; 31 December 2020: USD 356m).

Refer to the

coverage ratio tables
in “Note 9

Financial assets at

amortized cost

and other

positions in

scope of

expected credit loss

measurement” in

the
“Consolidated financial

statements”

section of this

report for the

ratio of expected

credit loss allowances

to total loans
outstanding at each period

end.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   502
UBS AG consolidated supplemental disclosures
required under SEC regulations
A –

Introduction
The

following

pages

contain

supplemental

UBS

AG

disclosures

that

are

required

under

SEC

regulations.

UBS

AG’s
consolidated

financial statements

have

been

prepared

in

accordance

with

International

Financial Reporting

Standards
(IFRS) as

issued

by the

International Accounting

Standards

Board

(the IASB)

and

are denominated

in US

dollars (USD),
which

is

also

the

functional

currency

of:

UBS

AG’s

Head

Office;

UBS

AG

London

Branch;

and

UBS

AG’s

US-based
operations.

B – Selected financial data

Selected information
As of or for the year ended
31.12.22 31.12.21 31.12.20
Personnel (full-time equivalents)

47,628

47,067

47,546
Americas

21,819

21,317

21,394
of which: USA

21,032

20,537

20,528
Asia Pacific

8,319

7,993

8,049
Europe, Middle East and Africa (excluding

Switzerland)

5,792

5,748

5,797
of which: UK

2,714

2,611

2,596
of which: rest of Europe (excluding Switzerland)

2,831

2,949

3,024
of which: Middle East and Africa

246

189

177
Switzerland

11,698

12,009

12,307
Registered ordinary shares (number)

3,858,408,466

3,858,408,466

3,858,408,466
Treasury shares (number)

0

0

0

Dividends received from investments in

subsidiaries and associates
In 2022,

UBS AG received

dividends of

USD 6,465m

(2021: USD 6,401m;

2020: USD 3,214m)

from its subsidiaries

and
associates. Dividends

disclosed have

been translated

to US

dollars from the

functional currency

of the entity

paying the
dividend, using the

closing exchange rate of the month the

dividend was received.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   503

Balance sheet data
USD m 31.12.22 31.12.21 31.12.20
Assets
Cash and balances at central banks

169,445

192,817

158,231
Loans and advances to banks

14,671

15,360

15,344
Receivables from securities financing transactions

at amortized cost

67,814

75,012

74,210
Cash collateral receivables on derivative

instruments

35,033

30,514

32,737
Loans and advances to customers

390,027

398,693

380,977
Other financial assets measured at amortized cost 53,389 26,236 27,219
Total financial assets

measured at amortized cost

730,379

738,632

688,717
Financial assets at fair value held for trading

108,034

131,033

125,492
of which: assets pledged as collateral that may be

sold or repledged by counterparties

36,742

43,397

47,098
Derivative financial instruments

150,109

118,145

159,618
Brokerage receivables

17,576

21,839

24,659
Financial assets at fair value not held for trading

59,408

59,642

80,038
Total financial assets

measured at fair value through profit or

loss

335,127

330,659

389,808
Financial assets measured at

fair value through other comprehensive

income

2,239

8,844

8,258
Investments in associates

1,101

1,243

1,557
Property, equipment

and software

11,316

11,712

11,958
Goodwill and intangible assets

6,267

6,378

6,480
Deferred tax assets

9,354

8,839

9,174
Other non-financial assets

9,652

9,836

9,374
Total assets

1,105,436

1,116,145

1,125,327
Liabilities
Amounts due to banks

11,596

13,101

11,050
Payables from securities financing

transactions at amortized cost

4,202

5,533

6,321
Cash collateral payables on derivative instruments

36,436

31,801

37,313
Customer deposits 527,171 544,834 527,929
Funding from UBS Group AG measured at amortized

cost

56,147

57,295

53,979
Debt issued measured at amortized cost

59,499

82,432

85,351
Other financial liabilities measured at amortized cost 10,391 9,765 10,421
Total financial liabilities measured

at amortized cost

705,442

744,762

732,364
Financial liabilities at fair value held for trading

29,515

31,688

33,595
Derivative financial instruments

154,906

121,309

161,102
Brokerage payables designated at

fair value

45,085

44,045

38,742
Debt issued designated at fair value

71,842

71,460

59,868
Other financial liabilities designated at fair value

32,033

32,414

31,773
Total financial liabilities measured

at fair value through profit or

loss

333,382

300,916

325,080
Provisions

3,183

3,452

2,791
Other non-financial liabilities

6,489

8,572

7,018
Total liabilities

1,048,496

1,057,702

1,067,254
Equity attributable to shareholders

56,598

58,102

57,754
Equity attributable to non-controlling

interests

342

340

319
Total equity

56,940

58,442

58,073
Total liabilities and

equity

1,105,436

1,116,145

1,125,327

C – Information about the

company
Property, plant and equipment
As

of

31

December

2022,

UBS

AG

operated

in

about

663

business

and

banking

locations

worldwide,

of

which
approximately 33%

were in

Switzerland,

49%

in the

Americas, 9%

in the

rest of

Europe,

the Middle

East and

Africa,
and 9% in Asia Pacific. Of

the business and banking locations in Switzerland, 22% were owned directly by UBS AG, with the

remainder,

along

with

most

of

UBS

AG’s

offices

outside

Switzerland,

being

held

under

commercial

leases.

These
premises are

subject to

continuous

maintenance and

upgrading

and are

considered suitable

and

adequate for

current
and anticipated operations.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   504
D – Information required by Subpart

1400 of Regulation S-K
Selected statistical information
The

tables

below

set

forth

selected

statistical

information

regarding

UBS

AG’s

banking

operations

extracted

from

its
financial statements. Unless otherwise indicated, average balances for the years ended 31 December 2022,

31 December
2021

and 31

December

2020

are

calculated

from

monthly

data.

Unless

otherwise

indicated,

the

distinction

between
domestic (Swiss) and foreign

(non-Swiss) is generally based

on the booking location.

Average balances and interest

rates
The tables below set forth average interest-earning assets and average interest-bearing liabilities, along with the average
yield, for

2022,

2021

and 2020

.

Refer to

“Note 3

Net interest income and other net

income from financial instruments
measured at fair value through profit or loss” in the “Consolidated financial statements” section

of this report

for more
information about interest income and

interest expense.

For the year ended 31.12.22 31.12.21 31.12.20
USD m, except where indicated
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Assets
Balances at central banks
Domestic

99,777

92

0.1

98,804

(105)

(0.1)

90,234

(112)

(0.1)
Foreign

88,267

595

0.7

71,529

(31)

0.0

51,611

7

0.0
Loans and advances to banks
Domestic

2,966

50

1.7

3,158

40

1.3

2,930

43

1.5
Foreign

12,205

8

0.1

12,961

12

0.1

12,001

31

0.3
Receivables from securities financing transactions

measured
at amortized cost
1
Domestic

6,431

30

0.5

9,435

(28)

(0.3)

4,746

8

0.2
Foreign

70,942

1,105

1.6

79,297

234

0.3

92,098

551

0.6
Loans and advances to customers
Domestic

225,540

3,212

1.4

229,794

3,214

1.4

212,383

3,020

1.4
Foreign

160,496

4,824

3.0

160,869

2,698

1.7

138,485

3,136

2.3
Financial assets at fair value
1,2
Domestic

5,922

50

0.8

10,023

11

0.1

12,459

40

0.3
Foreign

151,672

2,113

1.4

169,368

1,203

0.7

192,381

1,826

0.9
Other interest-earning assets
Domestic

8,226

125

1.5

7,477

121

1.6

8,064

136

1.7
Foreign

63,108

858

1.4

47,042

298

0.6

45,443

386

0.8
Total interest-earning

assets
3

895,553

13,064

1.5

899,757

7,666

0.9

862,835

9,071

1.1
Net interest income on swaps

1,812

1,558

1,140
Interest income on off-balance sheet securities and other

677

472

386
Interest income and average interest

-earning assets

895,553

15,553
4

1.7

899,757

9,695
4

1.1

862,835

10,597
4

1.2
Non-interest-earning assets
5

297,691

296,300

308,528
Total average assets

1,193,244

1,196,057

1,171,363
1 Reverse repurchase agreements

are presented on

a gross basis

and therefore, for

the purpose

of this disclosure,

do not reflect

the effect of netting

permitted under IFRS.

2 Includes financial

assets at fair

value
held for trading,

financial

assets at fair

value not

held for trading,

financial assets

at fair

value through

other comprehensive

income and

brokerage

receivables.

3 Non-taxable

positions and

amounts were

not
material for the years presented.

4 For the purpose of this

disclosure, negative interest

income on assets is

presented as a reduction to interest

income, while in the consolidated

income statement negative

interest
income on assets is

presented as interest

expense. Refer

to Note 3

Net interest income

and other

net income from

financial instruments

measured at fair

value through profit

or loss in

the “Consolidated

financial
statements” section of this report

for more information.

5 Mainly includes derivative

financial instruments,

equity instruments at

fair value held for trading

and financial assets for unit

-linked investment

contracts.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   505

Average balances and interest

rates (continued)
For the year ended 31.12.22 31.12.21 31.12.20
USD m, except where indicated
Average
balance
Interest
expense
Average

interest

rate (%)
Average
balance
Interest
expense
Average

interest

rate (%)
Average
balance
Interest
expense
Average

interest

rate (%)
Liabilities and equity
Amount due to banks
Domestic

10,733

3

0.0

10,369

(32)

(0.3)

8,097

(9)

(0.1)
Foreign

3,255

44

1.3

2,897

18

0.6

3,169

26

0.8
Payables from securities financing

transactions measured at
amortized cost
1
Domestic

3,357

40

1.2

4,786

1

0.0

3,888

6

0.2
Foreign

13,351

289

2.2

14,161

209

1.5

18,793

174

0.9
Customer deposits
Domestic

275,270

(61)

0.0

293,028

(281)

(0.1)

266,614

(160)

(0.1)
of which: demand deposits

149,357

(141)

(0.1)

162,016

(273)

(0.2)

138,949

(164)

(0.1)
of which: savings and sweep deposits

119,685

6

0.0

126,290

4

0.0

121,793

3

0.0
of which: time deposits

6,227

74

1.2

4,721

(12)

(0.3)

5,873

1

0.0
Foreign

246,072

1,820

0.7

232,165

107

0.0

214,783

551

0.3
of which: demand deposits

66,987

120

0.2

82,226

(31)

0.0

64,955

(6)

0.0
of which: savings and sweep deposits

111,130

578

0.5

99,847

81

0.1

71,341

194

0.3
of which: time deposits

67,956

1,121

1.7

50,092

58

0.1

78,488

363

0.5
Funding from UBS Group AG
Domestic

56,884

1,875

3.3

56,008

1,699

3.0

51,005

1,740

3.4
Commercial paper
Domestic

1

0

0.0

292

0

0.0

130

0

0.0
Foreign

20,452

256

1.3

24,461

33

0.1

17,098

120

0.7
Other short-term debt issued measured at amortized cost
Domestic

366

4

1.2

13

0

(0.1)

10

0

0.0
Foreign

11,927

124

1.0

18,473

37

0.2

16,989

147

0.9
Long-term debt issued measured at amortized cost
Domestic

11,538

184

1.6

12,352

192

1.6

14,054

323

2.3
Foreign

22,929

439

1.9

27,820

491

1.8

27,100

581

2.1
Financial liabilities at fair value (excluding

debt issued
designated at fair value)
1,2
Domestic

289

11

3.7

421

3

0.8

701

2

0.3
Foreign

141,526

1,476

1.0

139,374

81

0.1

146,306

354

0.2
Debt issued designated at fair value
Domestic

7,400

43

0.6

7,806

(20)

(0.3)

3,469

6

0.2
Foreign

63,470

1,283

2.0

60,388

429

0.7

56,442

801

1.4
Other interest-bearing liabilities
Domestic

2,872

14

0.5

2,884

(7)

(0.2)

3,333

(6)

(0.2)
Foreign

38,838

429

1.1

34,833

101

0.3

38,516

187

0.5
Total interest-bearing

liabilities

930,531

8,273

0.9

942,531

3,060

0.3

890,498

4,841

0.5
Swap interest on hedged debt

instruments and other
swaps

40

(765)

(608)
Interest expense on off-balance sheet securities and other

723

797

576
Interest expense and average interest

-bearing liabilities

930,531

9,035
3

1.0

942,531

3,091
3

0.3

890,498

4,809
3

0.5
Non-interest-bearing liabilities
4

206,337

196,273

224,468
Total liabilities

1,136,868

1,138,804

1,114,966
Total equity

56,376

57,254

56,397
Total average liabilities and equity

1,193,244

1,196,057

1,171,363
Net interest income

6,517

6,604

5,788
Net yield on interest-earning

assets

0.7

0.7

0.7
1 Repurchase agreements are presented

on a gross basis and therefore,

for the purpose of this disclosure,

do not reflect the effect

of netting permitted under IFRS.

2 Includes financial

liabilities at fair value held for
trading, other financial

liabilities designated at

fair value and brokerage

payables designated at fair

value.

3 For the purpose

of this disclosure,

negative interest expense on liabilities

is presented as a reduction

to
interest expense, while in the consolidated income

statement negative interest income on liabilities is

presented as interest income. Refer to Note 3 Net interest income and other net income from financial instruments
measured at fair value through profit

or loss in the “Consolidated financial statemen

ts” section of this report for more information.

4 Mainly includes derivative

financial instruments, equity instruments

at fair value
held for trading and financial

liabilities related to unit

-linked investment

contracts.

The percentage of total average interest

-earning assets attributable to foreign

activities was 61

%

for 2022 (2021:

60%;
2020:

62%).

The percentage

of

total average

interest-bearing

liabilities

attributable

to

foreign

activities was

60%

for
2022 (2021:

59%; 2020:

61%). All

assets and liabilities

are translated into US

dollars at uniform

month-end rates. Interest
income and expense are translated

at monthly average rates.
Average rates earned and paid on assets

and liabilities can change from

period to period based on the changes in interest
rates in

general, but

are also

affected by

changes

in the

currency mix

included

in the

assets and

liabilities. Tax-exempt
income is

not recorded

on a

tax-equivalent basis.

For all

three years

presented,

tax-exempt income

is considered

to be
insignificant and the effect from such

income is therefore negligible.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   506

Analysis of changes in interest income and

expense
The tables

below provide

information by

categories of

interest-earning

assets and

interest-bearing

liabilities,

about the
changes in

interest income

and expense

due to

changes in

volume and

interest

rates for

the year

ended 31

December
2022 compared with the year ended 31 December 2021,

and for the year ended 31 December 2021 compared with the
year ended

31 December

2020.

The change

in average

volume

represents

the change

in the

current average

balance
compared to

the average

balance from

the prior

year with respect

to the average

rate of

the prior

year.

The change

in
average rate represents the

difference between the net change in

interest income and expense and

the change in

average
volume.

2022 compared with 2021 2021 compared with 2020
Increase / (decrease)
due to changes in
Increase / (decrease)
due to changes in
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest income from interest

-earning assets
Balances at central banks
Domestic

(1)

198

197

(9)

16

7
Foreign

(7)

633

626

0

(38)

(38)
Loans and advances to banks
Domestic

(2)

12

10

3

(6)

(3)
Foreign

(1)

(3)

(4)

3

(23)

(20)
Receivables from securities financing transactions

measured at amortized cost
Domestic

9

49

58

9

(44)

(35)
Foreign

(25)

896

871

(77)

(240)

(317)
Loans and advances to customers
Domestic

(59)

58

(1)

244

(50)

194
Foreign

(6)

2,133

2,127

515

(954)

(439)
Financial assets at fair value
Domestic

(5)

44

39

(7)

(22)

(29)
Foreign

(126)

1,036

910

(207)

(416)

(623)
Other interest-earning assets
Domestic

12

(8)

4

(10)

(5)

(15)
Foreign

102

458

560

13

(101)

(88)
Interest income
Domestic

(46)

354

308

230

(111)

119
Foreign

(63)

5,154

5,091

247

(1,772)

(1,525)
Total interest income from interest-earning

assets

(109)

5,507

5,398

477

(1,883)

(1,406)
Net interest income on swaps

254

418
Interest income on off-balance sheet securities and other

205

86
Total interest income

5,858

(902)

Annual Report 2022 |
Additional   regulatory   information   |   UBS   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   507

Analysis of changes in interest income and

expense (continued)
2022 compared with 2021 2021 compared with 2020
Increase / (decrease)
due to changes in
Increase / (decrease)
due to changes in
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest expense on interest-bearing

liabilities
Amount due to banks
Domestic

(1)

36

35

(2)

(21)

(23)
Foreign

2

23

25

(2)

(5)

(7)
Payables from securities financing

transactions measured at amortized cost
Domestic

0

39

39

2

(7)

(5)
Foreign

(12)

92

80

(42)

76

34
Customer deposits

Domestic

17

203

220

(23)

(98)

(121)
of which: demand deposits

21

111

132

(23)

(86)

(109)
of which: savings and sweep deposits

0

2

2

0

1

1
of which: time deposits

(4)

90

86

0

(13)

(13)
Foreign

6

1,707

1,713

52

(497)

(445)
of which: demand deposits

6

145

151

0

(26)

(26)
of which: savings and sweep deposits

9

488

497

86

(200)

(114)
of which: time deposits

21

1,043

1,064

(142)

(163)

(305)
Funding from UBS Group AG

Domestic

27

149

176

170

(211)

(41)
Commercial paper
Domestic

0

0

0

0

0

0
Foreign

(5)

228

223

52

(138)

(86)
Other short-term debt issued measured at amortized cost
Domestic

0

5

5

0

0

0
Foreign

(13)

100

87

13

(123)

(110)
Long-term debt issued measured at amortized cost
Domestic

(13)

5

(8)

(39)

(92)

(131)
Foreign

(86)

34

(52)

15

(105)

(90)
Financial liabilities at fair value (excluding

debt issued designated at fair value)
Domestic

(1)

8

7

(1)

2

1
Foreign

1

1,395

1,396

(14)

(259)

(273)
Debt issued designated at fair value
Domestic

1

61

62

9

(34)

(25)
Foreign

22

832

854

55

(426)

(371)
Other interest-bearing liabilities
Domestic

0

21

21

1

(2)

(1)
Foreign

12

316

328

(18)

(68)

(86)
Interest expense
Domestic

30

529

559

117

(463)

(346)
Foreign

(73)

4,727

4,654

111

(1,546)

(1,435)
Total interest expense on interest-bearing

liabilities

(43)

5,256

5,213

228

(2,010)

(1,782)
Swap interest on hedged debt

instruments and other swaps

805

(157)
Interest expense on off-balance sheet securities and other

(74)

221
Total interest expense

5,944

(1,718)

Annual Report 2022 |
Additional   regulatory   information   |   UBS   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   508

Deposits
The table below analyzes average deposits and average rates on each deposit category for the years ended 31 December
2022,

2021 and

2020. For the

purpose of

this disclosure,

foreign deposits

represent

deposits from

depositors who

are
based outside of Switzerland. Deposits

by foreign depositors in

domestic offices were

USD 59,897m as of

31 December
2022 (31 December 2021

:

USD 77,070m; 31 December 2020

:

USD 76,200m).

31.12.22 31.12.21 31.12.20
USD m, except where indicated
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Average

deposits
Average

rate (%)
Due to banks
Domestic

Demand deposits

908

(0.3)

927

(0.5)

1,037

(0.4)
Time deposits

2,793

0.5

3,026

0.0

1,775

0.4
Total domestic

3,700

0.3

3,953

(0.1)

2,812

0.1
Foreign
1
Interest-bearing deposits

10,288

0.3

9,313

(0.1)

8,454

0.1
Total due to banks

13,988

0.3

13,266

(0.1)

11,266

0.1
Customer deposits
Domestic

Demand deposits

97,217

(0.1)

103,267

(0.2)

91,404

(0.1)
Savings and sweep deposits

109,039

0.0

114,792

0.0

110,328

0.0
Time deposits

9,715

0.4

10,306

(0.2)

19,256

0.0
Total domestic

215,971

0.0

228,366

(0.1)

220,988

0.0
Foreign
1
Demand deposits

119,127

0.1

140,975

(0.1)

112,499

0.0
Savings and sweep deposits

121,776

0.5

111,345

0.1

82,806

0.2
Time deposits

64,468

1.8

44,507

0.1

65,104

0.5
Total foreign

305,370

0.6

296,826

0.0

260,410

0.2
Total customer deposits

521,342

0.3

525,192

0.0

481,398

0.1
1 For the

purpose of this

table, the

distinction between

foreign and

domestic deposits

is based

on the domicile

of the deposi

tor, while

foreign and domestic

deposits disclosed

in previous

tables are based

on the
booking location.

Uninsured deposits

From the

combined

total of

Due to

banks

and Customer

deposits

as of

31 December 2022,

total estimated

uninsured
deposits

were USD

365bn

(31 December

2021:

USD 395bn;

31 December

2020:

USD 383bn).

Uninsured

deposits

are
deposits that

are in

excess of

local deposit

insurance or

protection scheme

limits in

the key locations

in which

UBS AG
operates, calculated based on the

respective local regulations, as

well as deposits in

uninsured accounts. The main deposit
insurance

schemes

applicable

to

UBS

AG

deposits

are

the

Swiss

depositor

protection

scheme

in

Switzerland

(which
protects

applicable

deposits

up

to

a

maximum

of

CHF 100,000

per

client

and

per

bank

or

securities

firm),

the
Compensation Scheme of German Banks, in combination with the Deposit Protection

Fund of the Association of German
Banks in Germany (which protects applicable deposits up to

a maximum of EUR 456m per client) and the Federal Deposit
Insurance

Corporation

(the

FDIC)

scheme

in

the

Americas

(which

protects

applicable

deposits

up

to

a

maximum

of
USD 250,000 per depositor,

per insured bank, for each account ownership

category).
The table below presents the maturity of estimated uninsured time deposits as of 31 December 2022. Where a depositor
holds multiple accounts, which

in aggregate are in excess of a deposit

insurance or protection limit, the insured

amount
is first allocated to the account with the shortest

time to maturity.

USD m

Uninsured time deposits
1
Within 3 months

93,308
3 to 6 months

10,963
6 to 12 months

7,564
Over 12 months

1,148
Total uninsured time deposits

as of 31 December 2022

112,983
1 Amounts are estimated based on the methodologies

defined in each local jurisdiction. As of 31

December 2022, there were

no US time deposits subject

to the FDIC scheme that were in excess

of the FDIC insurance
limit.

Annual Report 2022 |
Additional   regulatory   information   |   UBS   AG   consolidated   supplemental   disclosures   required   under   SEC   regulations   509
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
the annualized

interest income by

the average balance

of the investment

per contractual maturity

bucket. The

maturity
information

presented

does not

consider any

early redemption

features and

debt instruments

without

fixed maturities
are not included.

Within 1 year 1 to 5 years 5 to 10 years Over 10 years
USD m, except where indicated
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Carrying
amount Yield (%)
Total
carrying
amount
Debt instruments measured at fair value
through other comprehensive income
Government bills / bonds 26

0.73
26
Corporate and other 2,093

2.64
119

2.48
2,213
Subtotal as of 31 December 2022 2,120 119 2,239
Debt securities measured at amortized

cost

Asset-backed securities

117

1.97
1,588

2.33
6,735

2.37
8,440
Government bills / bonds 8,584

1.27
6,236

1.97
4,403

1.67
1,837

2.46
21,060
Corporate and other 2,005

0.53
9,662

1.24
3,410

1.33
16

1.95
15,094
Subtotal as of 31 December 2022 10,589 16,015 9,402 8,588 44,594
Total as of 31 December 2022 12,708 16,135 9,402 8,588 46,833

Loan portfolio
The table below provides

the maturity profile of

UBS AG’s core loan

portfolio as of 31

December 2022. The

contractual
maturity

is

based

on

carrying

amounts

and

includes

the

effect

of

callable

features.

For

loans

due

after

one

year,

a
breakdown between

fixed and adjustable or floating interest rates

is also provided.

USD m 31.12.22
Within 1 year

1 to 5 years 5 to 15 years Over 15 years
Total

of which: over 1 year
Fixed rate
Adjustable or
floating rate
Private clients with mortgages

15,056

83,223

31,854

26,797

156,930

76,707

65,166
Real estate financing

19,130

19,146

8,153

40

46,470

17,435

9,904
Large corporate clients

4,423

6,876

926

1

12,226

2,791

5,012
SME clients

6,647

4,644

2,612

0

13,903

3,393

3,863
Lombard

124,695

7,178

414

0

132,287

6,975

617
Credit cards

1,834

0

0

0

1,834

0

0
Commodity trade finance

3,158

110

4

0

3,272

4

110
Other loans and advances to customers

11,570

9,382

2,135

19

23,107

1,609

9,927
Loans to financial advisors

134

975

1,278

223

2,611

2,476

0
Total

186,648

131,535

47,376

27,080

392,638

111,391

94,600

Allowance for credit losses
For the years ended

31 December 2022

,

2021

and 2020,

the ratio of net

charge-offs (i.e.,

write-offs of expected

credit
loss allowances

to gross carrying

amount of

the average loans outstanding)

during the period was

not material for UBS
AG’s

core

loan

portfolio,

both

on

an

overall

basis

and

on

an

individual

loan

category

basis.

Total

write-offs

for
31 December

2022

were

USD 95m

(31 December

2021:

USD 137m,

31 December

2020:

USD 356m).

Refer

to

the
coverage ratio

tables in

“Note 9

Financial assets

at amortized

cost and

other positions

in scope

of expected

credit loss
measurement”

in

the

“Consolidated

financial

statements”

section

of

this

report

for

the

ratio

of

expected

credit

loss
allowances to total loans outstanding

at each period end.

Annual Report 2022 |
Appendix   510

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

as non

-GAAP measures

as defined

by US

Securities

and
Exchange Commission (SEC) regulations.

APM label Calculation
Information content
Active Digital Banking clients

in
Corporate & Institutional Clients (%)
– Personal & Corporate Banking
Calculated as the average number

of active clients for
each month in the relevant

period divided by the
average number of total clients. “Clients”

refers to the
number of unique business relationships

or legal
entities operated by Corporate

& Institutional Clients,
excluding clients that do not have

an account, mono-
product clients and

clients that have defaulted on loans
or credit facilities. At the end

of each month, any client
that has logged on at least

once in that month is
determined to be “active” (a log

-in time stamp is
allocated to all business relationship

numbers or per
legal entity in a digital banking contract).
This measure provides information

about the
proportion of active

Digital Banking clients in the total
number of UBS clients (within

the aforementioned
meaning) which are

serviced by Corporate &
Institutional Clients.
Active Digital Banking clients

in
Personal Banking (%)
– Personal & Corporate Banking
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
Active Mobile Banking clients in
Personal Banking (%)
– Personal & Corporate Banking
Calculated as the average number

of active clients for
each month in the relevant

period divided by the
average number of total clients. “Clients”

refers to the
number of unique business relationships

operated by
Personal Banking, excluding persons under

the age of
15, clients who do not have a

private account, clients
domiciled outside Switzerland

and clients who have
defaulted on loans or credit

facilities. At the end of
each month, any client

that has logged on via the
mobile app at least once in that month

is determined
to be “active” (a log

-in time stamp is allocated to all
business relationship numbers

in a digital banking
contract).
This measure provides information

about the
proportion of active Mobile Banking

clients in the
total number of UBS clients

(within the
aforementioned meaning)

who are serviced by
Personal Banking.
Cost / income ratio (%)
Calculated as operating expenses divided

by total
revenues.
This measure provides information

about the
efficiency of the business by comparing

operating
expenses with gross income.
Fee and trading income

for Corporate
& Institutional Clients (USD and CHF)
– Personal & Corporate Banking
Calculated as the total of

recurring net fee and
transaction-based income for

Corporate & Institutional
Clients.
This measure provides information

about the amount
of fee and trading income for

Corporate &
Institutional Clients.

Annual Report 2022 |
Appendix   511
APM label
Calculation

Information content
Fee-generating assets (USD)
– Global Wealth

Management
Calculated as the sum of discretionary

and
nondiscretionary wealth

management portfolios
(mandate volume) and assets

where generated
revenues are predominantly

of a recurring nature, i.e.,
mainly investment, mutual, hedge and

private-market
funds where we have a distribution

agreement,
including client commitments into

closed-ended
private-market funds from

the date that recurring
fees are charged. Assets related

to our Global
Financial Intermediaries business are

excluded, as are
assets of sanctioned clients.
This measure provides information

about the volume
of invested assets that create a

revenue stream,
whether as a result of the nature

of the contractual
relationship with clients or

through the fee structure
of the asset. An increase

in the level of fee-generating
assets results in an increase

in the associated revenue
stream. Assets of sanctioned

clients are excluded from
fee-generating assets.
Fee-generating asset margin

(bps)
– Global Wealth

Management
Calculated as revenues from

fee-generating assets (a
portion of which is included in

recurring fee income
and a portion of which is included

in transaction-
based income, annualized as applicable)

divided by
average fee-generating assets

for the relevant
mandate fee billing period. For the

US, fees have
been billed on daily balances since

the fourth quarter
of 2020 and average fee-generating

assets are
calculated as the average of the monthly

average
balances. Prior to the fourth quarter

of 2020, billing
was based on prior quarter-end

balances, and the
average fee-generating assets

were thus the prior
quarter-end balance. For balances

outside of the US,
billing is based on prior month

-end balances and
average fee-generating assets are

thus the average of
the prior month-end balances.
This measure provides information

about the revenues
from fee-generating assets

in relation to their average
volume during the relevant

mandate fee billing
period.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized

as applicable)
divided by average invested assets.
This measure provides information

about the total
revenues of the business

in relation to invested assets.
Impaired loan portfolio as

a percentage
of total loan portfolio, gross (%)
– Global Wealth

Management,

Personal & Corporate Banking
Calculated as impaired loan

portfolio divided by total
gross loan portfolio.
This measure provides information

about the
proportion of impaired loan

portfolio in the total gross
loan portfolio.
Invested assets (USD and CHF)
– Global Wealth

Management,

Personal & Corporate Banking,

Asset Management
Calculated as the sum of managed

fund assets,
managed institutional assets,

discretionary and
advisory wealth management portfolios,

fiduciary
deposits, time deposits, savings

accounts, and wealth
management securities or brokerage

accounts.
This measure provides information

about the volume
of client assets managed by or deposited

with UBS for
investment purposes.
Investment products for Personal
Banking (USD and CHF)

– Personal & Corporate Banking
Calculated as the sum of investment

funds (including
UBS Vitainvest third-pillar

pension funds),

mandates
and third-party life insurance operated

in Personal
Banking.
This measure provides information

about the volume
of investment funds (including

UBS Vitainvest third-
pillar pension funds), mandates

and third-party life
insurance operated in Personal

Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest

income (annualized as
applicable) divided by average loans.
This measure provides information

about the
profitability of the business

by calculating the
difference between

the price charged for lending and
the cost of funding, relative

to loan value.
Net new fee-generating assets (USD)
– Global Wealth

Management
Calculated as the sum of the net amount

of fee-
generating asset inflows and outflows,

including
dividend and interest inflows into mandates

and
outflows from mandate

fees paid by clients during a
specific period. Excluded from

the calculation are the
effects on fee-generating assets

of strategic decisions
by UBS to exit markets

or services.
This measure provides information

about the
development of fee-generating assets

during a
specific period as a result of

net flows, excluding
movements due to market performance

and foreign
exchange translation, as well as the effects

on fee-
generating assets of strategic decisions

by UBS to exit
markets

or services.
Net new fee-generating asset

growth rate (%)
– Global Wealth

Management
Calculated as the sum of the net amount

of fee-
generating asset inflows and outflows

recorded
during a specific period (annualized

as applicable)
divided by total fee-generating

assets at the
beginning of the period.
This measure provides information

about the growth
of fee-generating assets during a

specific period as a
result of net new fee-generating

asset flows.
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the sum of the net amount

of inflows
and outflows of investment

products during a specific
period.
This measure provides information

about the
development of investment products

during a specific
period as a result of net

new investment product
flows.

Annual Report 2022 |
Appendix   512
APM label
Calculation

Information content
Net new money (USD)
– Global Wealth

Management,

Asset Management
Calculated as the sum of the net amount

of inflows
and outflows of invested assets

(as defined in UBS
policy) recorded during

a specific period. Excluded
from the calculation are

the effects on invested assets
of strategic decisions by UBS to

exit markets

or
services. Net new money for

Global Wealth
Management is disclosed

on an annual basis. Net new
money is not measured for

Personal & Corporate
Banking.
This measure provides information

about the
development of invested assets

during a specific
period as a result of net

new money flows and
excludes movements due

to market performance,
foreign exchange translation,

dividends, interest and
fees, as well as the effects on

invested assets of
strategic decisions by UBS

to exit markets

or services.
Net profit growth (%)
Calculated as the change in net profit

attributable to
shareholders from continuing

operations between
current and comparison

periods divided by net profit
attributable to shareholders

from continuing
operations of the comparison period.
This measure provides information

about profit
growth since the

comparison period.
Pre-tax profit growth

(%)
Calculated as the change in net profit

before tax
attributable to shareholders

from continuing
operations between current

and comparison periods
divided by net profit before

tax attributable to
shareholders from continuing

operations of the
comparison period.
This measure provides information

about pre-tax
profit growth since the

comparison period.
Recurring net fee income
(USD and CHF)
– Global Wealth

Management,

Personal & Corporate Banking
Calculated as the total of

fees for services provided on
an ongoing basis, such as portfolio management

fees,
asset-based investment fund fees and

custody fees,
which are generated on

client assets, and
administrative fees for accounts.
This measure provides information

about the amount
of recurring net fee income.
Return on attributed equity (%)
Calculated as annualized business

division operating
profit before tax

divided by average attributed equity.
This measure provides information

about the
profitability of the business

divisions in relation to
attributed equity.
Return on common

equity tier 1

capital (%)
Calculated as annualized net profit

attributable to
shareholders divided by average

common equity tier 1
capital.
This measure provides information

about the
profitability of the business

in relation to common
equity tier 1 capital.
Return on equity (%)
Calculated as annualized net profit

attributable to
shareholders divided by average equity

attributable to
shareholders.
This measure provides information

about the
profitability of

the business in relation to equity.
Return on leverage ratio denominator,
gross (%)
Calculated as annualized total revenues

divided by
average leverage ratio denominator.
This measure provides information

about the revenues
of the business in relation to

the leverage ratio
denominator.
Return on tangible equity (%)
Calculated as annualized net profit

attributable to
shareholders divided by average equity

attributable to
shareholders less average

goodwill and intangible
assets.
This measure provides information

about the
profitability of the business

in relation to tangible
equity.
Tangible

book value per share
(USD)
Calculated as equity attributable to

shareholders less
goodwill and intangible assets divided

by the number
of shares outstanding.
This measure provides information

about tangible net
assets on a per-share basis.
Total

book value per share

(USD)
Calculated as equity attributable to

shareholders
divided by the number of shares

outstanding.
This measure provides information

about net assets
on a per-share

basis.
Transaction-based

income

(USD and CHF)
– Global Wealth

Management,

Personal & Corporate Banking
Calculated as the total of

the non-recurring portion of
net fee and commission income, mainly

composed of
brokerage and

transaction-based investment fund
fees, and credit

card fees, as well as fees for payment
and foreign exchange transactions,

together with
other net income from financial

instruments
measured at fair value

through profit or loss.
This measure provides information

about the amount
of the non-recurring portion

of net fee and
commission income, together

with other net income
from financial instruments

measured at fair value
through profit or loss.

Annual Report 2022 |
Appendix   513

Abbreviations frequently

used in our financial

reports

A
ABS   asset - backed securities
AG   Aktiengesellschaft
AGM
Annual General

Meeting of
shareholders
A - IRB   advanced internal ratings -
based
AIV   alternative investment
vehicle
ALCO   Asset and Liability
Committee
AMA   advanced measurement
approach
AML   anti - money laundering
AoA   Articles of Association
APM   alternative performance
measure
ARR
alternative reference

rate

ARS   auction rate securities
ASF
available stable

funding

AT1   additional tier 1
AuM   assets under management

B
BCBS
Basel Committee

on
Banking Supervision
BIS   Bank for International
Settlements
BoD   Board of Directors

C
CAO   Cap ital Adequacy
Ordinance
CCAR
Comprehensive

Capital
Analysis and

Review
CCF
credit conversion

factor

CCP   central counterparty
CCR   counterparty credit risk
CCRC
Corporate Culture

and
Responsibility

Committee
CDS   credit default swap
CEA   Commodity Exchange Act
CEO   Chief Executive Officer
CET1   common equity tier 1
CFO
Chief Financial

Officer

CGU   cash - generating unit
CHF   Swiss franc
CIO   Chief Investment Office
C&ORC
Compliance &

Operational
Risk Control
CRM
credit risk mitigation

(credit
risk) or comprehensive

risk
measure (market

risk)
CST   combined stress test
CUSIP   Committee on Uniform
Security Identification
Procedures
CVA   credit valuation adjustment

D
DBO   defined benefit obligation
DCCP   Deferred Contingent
Capital Plan

DE&I
diversity,

equity
and
inclusion
DFAST   Dodd – Frank act stress test
DM   discount margin
DOJ
US Department of

Justice

DTA   deferred tax asset
DVA   debit valuation adjustment

E
EAD   exposure at default
EB   Executive Board
EC   European Commission
ECB
European Central

Bank

ECL   expected credit loss
EGM   Extraordinary General
Meeting of shareholders
EIR
effective interest

rate

EL   expected loss
EMEA
Europe, Middle

East and
Africa
EOP   Equity Ownership Plan
EPS   earnings per share
ESG
environmental, social

and
governance
ESR   environme ntal and social
risk
ETD   exchange - traded derivatives
ETF   exchange - traded fund
EU   European Union
EUR   euro
EURIBOR
Euro Interbank Offered

Rate

EVE   economic value of equity
EY
Ernst & Young

Ltd

F
FA   financial advisor
FCA   UK Financial Conduct
Authority
FDIC   F
ederal Deposit

Insurance
Corporation
FINMA
Swiss Financial

Market
Supervisory Authority
FMIA
Swiss Financial

Market
Infrastructure Act
FSB
Financial Stability

Board

FTA   Swiss Federal Tax
Administration
FVA   funding valuation
adjustment
FVOCI   fair value thr ough other
comprehensive income
FVTPL
fair value through profit

or
loss
FX   foreign exchange

G
GAAP   generally accepted
accounting principles
GBP   pound sterling
GCRG   Group Compliance,
Regulatory & Governance
GDP   gross domestic product
GEB   Group Executive Board
GHG   greenhouse gas
GIA   Group Internal Audit
GRI   Global Reporting Initiative
G - SIB   global systemically
important bank

H
HQLA

high-quality liquid

assets

I
IAS   International Accounting
Standards
IASB   International Accounting
Standards Board
IBOR
interbank offered

rate

IFRIC   International Financial
Reporting Interpretations
Committee
IFRS   International Financial
Reporting Standards
IRB   internal ratings - based
IRRBB
interest rate risk in

the
banking book
ISDA   International Swaps   and
Derivatives Association
ISIN   International Securities
Identification Number

Annual Report 2022 |
Appendix   514

Abbreviations frequently

used in our financial

reports (continued)

K
KRT   Key Risk Taker

L
LAS   liquidity - adjusted stress
LCR
liquidity coverage

ratio

LGD   loss given default
LIBOR   London Interbank Offered
Rate
LLC   limited liability company
LoD   lines of defense
LRD   leverage ratio denominator
LTIP   Long -
Term

Incentive Plan

LTV   loan - to - value

M
M&A   mergers and acquisitions
MRT
Material Risk

Taker

N
NII   net interest income
NSFR   net stable funding ratio
NYSE
New York Stock

Exchange

O
OCA   own credit adjustment
OCI   other comprehensive
income
OECD   Organisation for Economic
Co-operation and
Development
OTC   over - the - counter

P
PD   probability of default
PIT   point in time
P&L   profit or loss
POCI   purchased or originated
credit-impaired

Q

QCCP   Qualifying central
counterparty
R
RBC   risk - based capital
RbM   risk - based monitoring
REIT
real estate investment

trust

RMBS
residential

mortgage
-
backed securities
RniV   risks not in VaR
RoCET1   return on CET1 capital
RoU   right - of - use
rTSR   relative total shar eholder
return
RWA   risk - weighted assets

S
SA
standardized approach

or
société anonyme
SA - CCR
standardized approach

for
counterparty credit risk
SAR   Special Administrative
Region of the People’s
Republic of China
SDG
Sustainable

Development
Goal
SEC   US Securities and Exchange
Commission
SFT   securities financing
transaction
SI
sustainable

investing or
sustainable

investment
SIBOR   Singapore Interbank
Offered Rate
SICR
significant increase

in credit
risk
SIX   SIX Swiss Exchange
SME   small and medium - sized
entities
SMF   Senior Management
Function
SNB
Swiss National

Bank

SOR
Singapore Swap

Offer Rate

SPPI
solely payments

of principal
and interest
SRB
systemically relevant

bank

SRM   specific risk measure
SVaR   stressed value - at - risk
T
TBTF   too big t o fail
TCFD
Task

Force on Climate
-
related Financial

Disclosures
TIBOR
Tokyo

Interbank Offered
Rate
TLAC   total loss - absorbing capacity
TTC   through the cycle

U
USD   US dollar

V
VaR   value - at - risk
VAT   value added tax

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Annual Report 2022 |
Appendix   515
Information sources

Reporting publications
Annual publications
Annual

Report:

Published

in

English
,
this

single
-
volume

report

provides

descriptions

of:

our

Group

strategy

and
performance;

the

strategy

and

performance

of

the

business

divisions

and

Group

Functions;

risk,

treasury

and

capital
management; corporate

governance, corporate

responsibility and

our compensation

framework, including

information
about

compensation

for

the

Board

of

Directors

and

the

Group

Executive Board

members;

and

financial

information,
including the financial statements.

“Auszug aus

dem Geschäftsbericht
”:

This publication

provides a

German translation

of selected sections

of our

Annual
Report.

Compensation Report
: This report discusses our

compensation framework and provides information about compensation for

the

Board

of

Directors

and

the

Group

Executive

Board

members.

It

is

available

in

English

and

German
(
“Vergütungsbericht
”) and represents

a component of the Annual Report.
Sustainability

Report
:

Published

in English,

our

Sustainability Report

provides

disclosures

on

environmental,

social

and
governance topics related to UBS

Group.
Diversity,

Equity

and

Inclusion

Report
:

This

report details

our

DE&I

priority areas

of focus,

our

strategic goals

and

our
approach to achieving them at UBS.
Quarterly publications

Quarterly financial

report:

This report

provides

an update

on

our performance

and

strategy (where

applicable) for

the
respective quarter. It is available in English.

The annual and

quarterly publications are

available in a fully

digital and .pdf

format at
ubs.com/investors
, under “Financial
information.”

Starting

with

our

Annual

Report

2022,

we

no

longer

provide

printed

copies,

in

any

language,

of

the
aforementioned annual

publications.

Other information
Website
The “Investor

Relations” website at
ubs.com/investors

provides the following information about

UBS: results-related news
releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange

Commission

(the
SEC); information

for shareholders,

including UBS

share price charts,

as well as

data

and dividend

information, and

for
bondholders; our corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with

some information also available in German.
Results presentations
Our

quarterly

results

presentations

are

webcast

live.

Recordings

of

most

presentations

can

be

downloaded

from
ubs.com/presentations
.
Messaging service
Email

alerts

to

news

about

UBS

can

be

subscribed

for

under

“UBS

News

Alert”

at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English,

German, French or Italian, with an option

to select
theme preferences for such alerts.
Form 20-F

and other submissions to the US

Securities and Exchange

Commission
We file periodic reports and

submit other information

about UBS to the SEC.

Principal among these filings

is the annual
report on Form 20-F, filed pursuant

to the US

Securities Exchange Act of 1934.

The filing of Form 20

-F is structured as a
wraparound

document.

Most

sections

of

the

filing

can

be

satisfied by

referring

to

the

combined

UBS Group AG

and
UBS AG Annual

Report. However,

there is a

small amount

of additional

information in

Form 20-F

that is not

presented
elsewhere and is particularly targeted

at readers in the US. Readers

are encouraged to

refer to this additional disclosure.
Any document that we

file with the SEC is

available on the SEC’s

website:
sec.gov
. Refer to
ubs.com/investors

for more
information.

Annual Report 2022 |
Appendix   516

Cautionary Statement

Regarding Forward

-Looking Statements |

This report

contains statements that constitute

“forward-looking statements,”

including
but not limited

to management’s outlook

for UBS’s financial

performance, statements

relating to the

anticipated effect

of transactions

and strategic initiatives
on UBS’s

business and

future development

and goals

or intentions

to achieve

climate, sustainability

and other

social

objectives. Wh

ile these

forward-looking
statements

represent

UBS’s judgments,

expectations

and objectives

concerning

the matters

described,

a number

of risks,

uncertainties

and other

important
factors could cause actual

developments and results to differ

materially from UBS’s expectations.

The Russia–Ukraine war

has led to heightened volatility

across
global markets, exacerbated

global inflation, and slowed

global growth. In addition,

the war has caused significant population

displacement, and if the conflict
continues or escalates, the scale of disruption will increase and continue to cause shortages of vital commodities, including energy shortages and food insecurity,
and

may lead

to recessions

in OECD economies.

The coordinated

sanctions on

Russia and

Belarus, and

Russian and

Belarusian entities

and nationals,

and the
uncertainty as to whether the war will widen and intensify, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be

anticipated. This creates

significantly greater uncertainty

about forward

-looking statements. Other factors that

may affect our

performance and
ability to achieve

our plans, outlook and

other objectives also include,

but are not limited

to: (i) the degree to

which UBS is successful in

the ongoing execution
of its

strategic plans,

including its

cost reduction

and efficiency

initiatives

and its ability

to manage

its levels

of risk-weighted

assets (RWA)

and leverage

ratio
denominator (LRD),

liquidity coverage

ratio and

other financial

resources, including

changes in

RWA assets

and liabilities arising

from higher

market volatility;
(ii) the degree

to which

UBS is

successful in

implementing

changes to

its businesses

to meet

changing market, regulatory

and other

conditions; (iii)

increased
interest

rate volatility

in major

markets; (iv)

developments in

the macroeconomic

climate and

in the markets

in which UBS

operates or

to which

it is

exposed,
including movements in securities prices or liquidity, credit spreads, currency exchange rates, the effects of economic conditions, including increasing inflationary
pressures,

market developments,

increasing geopolitical

tensions,

and changes

to national

trade policies on

the financial position

or creditworthiness

of UBS’s
clients and counterparties,

as well as on

client sentiment and levels

of activity,

including the COVID

-19 pandemic and the

measures taken to

manage it, which
have had and

may also continue to have

a significant adverse effect on

global and regional economic

activity, including

disruptions to global supply

chains and
labor market displacements; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and

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

sanctions in a

timely manner

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
affect

UBS’s

ability to

compete

in

certain lines

of business;

(xi) changes

in

the standards

of conduct

applicable

to our

businesses

that

may result

from

new
regulations

or new

enforcement

of existing

standards, including

measures

to impose

new and

enhanced duties

when

interacting with

customers and

in the
execution and handling

of customer transactions; (xi

i) the liability to which

UBS may be exposed,

or possible constraints or sanctions

that regulatory authorities
might

impose on

UBS, due

to litigation,

contractual

claims and

regulatory investigations,

including the

potential for

disqualification

from certain

businesses,
potentially large

fines or monetary penalties,

or the loss

of licenses or privileges

as a result

of regulatory

or other governmental

sanctions, as well

as the effect
that

litigation,

regulatory

and similar

matters have

on the

operational

risk

component of

our RWA,

as well

as the

amount

of capital

available

for return

to
shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in UBS’s
policies and practices;

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
and business

methods, including

digital services

and

technologies, and

ability to

successfully compete

with both

existing and

new financial

service providers,
some of

which may

not be

regulated

to the

same extent;

(xvii) limitations

on the

effectiveness of

UBS’s internal

processes for

risk management,

risk control,
measurement

and modeling,

and of financial

models generally;

(xviii) the occurrence

of operational

failures, such

as fraud,

misconduct, unauthorized

trading,
financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states; (xix) restrictions on the ability of UBS Group

AG to make payments

or distributions,

including due to restrictions

on the ability of its subsidiaries

to make loans

or distributions, directly
or indirectly,

or, in the case of financial

difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of

their broad statutory
powers in

relation to protective

measures, restructuring

and liquidation

proceedings; (xx) the

degree to

which changes in

regulation, capital or

legal structure,
financial results

or other factors

may affect

UBS’s ability

to maintain

its stated capital

return objective;

(xxi) uncertainty over

the scope of

actions that

may be
required

by UBS,

governments

and others

for UBS

to achieve

goals relating

to climate,

environmental

and social

matters, as

well

as the

evolving

nature

of
underlying science and

industry and the possibility of conflict

between different

governmental standards and regulator

y

regimes; and (xxii) the effect

that these
or other factors or unanticipated events may

have on our reputation and the additional consequences

that this may have on our business and performance.

The
sequence

in

which the

factors above

are presented

is not

indicative of

their likelihood

of occurrence

or the

potential magnitude

of their

consequences. Our
business and

financial performance

could be

affected

by other

factors identified

in

our past

and future

filings and

reports, including

those filed

with the

US
Securities and Exchange

Commission (the SEC).

More detailed information

about those factors

is set

forth in documents furnished

by UBS and

filings made by
UBS with the SEC, including UBS’s Annual

Report on Form 20-F for the

year ended 31 December 2022. UBS is

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

fields generally indicate non

-applicability or that presentation

of any content would not

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