Form 20-F
period 2023-12-31
UBS Group AG
filed 2024-03-28
CIK 1610520

Annual Report 2023

1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM
20-F

(Mark One)

☐

REGISTRATION

STATEMENT

PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☑

ANNUAL REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2023
OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
OR

☐

SHELL COMPANY REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
UBS Group AG
Commission file number:
1-36764

(Exact name of registrant as specified in its charter)
Switzerland
(Jurisdiction of incorporation or organization)
Bahnhofstrasse 45
,
CH-8001
Zurich
,
Switzerland

(Address of principal executive office)
David Kelly
600 Washington Boulevard
Stamford
,
CT

06901
Telephone: (
203
)
719 3000
(Name, Telephone,

E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered

pursuant to Section 12(b) of the Act:
Title of each class Trading symbol(s)
Name of each exchange on
which registered
Ordinary Shares (par value of USD 0.10 each) UBS
New York

Stock Exchange
Securities registered or to be registered

pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation

pursuant to Section 15(d) of the Act:
None.

Annual Report 2023

2
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of 31 December 2023:

UBS Group AG
Ordinary shares, par value USD 0.10 per share:

3,462,087,722

ordinary shares
(including 253,233,437 treasury shares)
Indicate by check mark if the registrant is a well-known seasoned issuer,

as defined in Rule 405 of the Securities Act.

Yes ☐

No
☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐

No
☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934 from their obligations under those

Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months

(or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes
☑

No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted
pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period
that the registrant was required to submit such files).
Yes
☑

No ☐
Indicate by check mark whether the registrant is a large accelerated filer,

an accelerated filer, a non-accelerated filer

or an
emerging growth company.

See the definitions of “large accelerated filer”, “accelerated filer” and

“emerging growth company”
in Rule 12b-2 of the Exchange Act.

Large accelerated filer
☑

Accelerated filer ☐

Non-accelerated filer ☐

Emerging growth company
☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP,

indicate by check mark
if the registrant has elected not to use the extended transition period for complying with any new or revised financial
accounting standards† provided pursuant to Section 13(a) of the Exchange

Act.
☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards
Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of

the
effectiveness of its internal control over financial reporting under

Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.
7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the

registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-
based compensation received by any of the registrant’s

executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this
filing:
U.S. GAAP
☐

International Financial Reporting Standards

as issued by the International Accounting
Standards Board

☑

Other
☐

Annual Report 2023

3
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the
registrant has elected to follow.

Item 17 ☐

Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act)

Yes ☐

No
☑

Annual Report 2023

4
Cautionary Statement: Refer to the
Cautionary Statement Regarding Forward

-Looking Statements

section in the Annual
Report 2023 (page 425).
Cross-reference table
Set forth below are the respective items of SEC Form 20-F,

and the locations in this document where the corresponding
information can be found.

● Annual Report

refers to the Annual Report 2023 of UBS Group AG annexed hereto, which forms an integral part
hereof.

● Supplement
refers to certain supplemental information contained in this forepart of the Form 20-F,

starting on page
11 following the cross-reference table.

● Financial Statements refers to the consolidated financial statements of UBS Group AG, contained in the Annual
Report.
In the cross-reference table below,

page numbers refer either to the Annual Report or the Supplement, as noted.
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
(61-73).
Item 4
.

Information on the Company.
A – History and Development of
the Company
1-3: Annual Report, Corporate information and Contacts (7). The registrants' agent is
David Kelly, 600 Washington

Boulevard, Stamford, CT

06901.
4: Annual Report, Our evolution (16); Acquisition and integration of Credit Suisse

(17-
19); Our strategy (19-20); Our businesses (22-31); Note 30 to the Financial Statements
(
Changes in organization and acquisitions

and disposals of subsidiaries and businesses
)
(398).
5-6: Annual Report, Our businesses (22-31), as applicable, Note 2 to the Financial
Statements (
Accounting for the acquisition of the Credit Suisse

Group
) (308-314); Note
12 to the Financial Statements (
Property,

equipment and software)

(328) and
Note 30 to
the Financial Statements (
Changes in organization and acquisitions and

disposals of
subsidiaries and businesses ) (398).
7: Annual Report, Acquisition and integration of Credit Suisse

(17-19).
8: Annual Report, Information sources

(424).
B – Business Overview. 1, 2 and 5: Annual Report, Our strategy, business model and environment

(17-73), and
Note 3a to the Financial Statements ( Segment reporting) (314-315) and Note 3b to the
Financial Statements ( Segment reporting by geographic location) (316). See also
Supplement (11-12).
3: Annual Report, Seasonal characteristics (82).
4: Not applicable.
6: None.
7: Information as to the basis for these statements normally accompanies the statements,
except where marked in the report as a statement based upon publicly available
information or internal estimates, as applicable. Annual Report, Our businesses (22-31), as applicable.
8: Annual Report, Regulation and supervision (50-55) and

Regulatory and legal
developments

(55-60).
Supplement (13).
C – Organizational Structure. Annual Report, Our evolution (16) and Note 29 to the Financial Statements ( Interests in
subsidiaries and other entities ) (394-398).

Annual Report 2023

5
D – Property, Plant and
Equipment.
Annual Report,
Property, plant and

equipment
(410) , Note 1a, 8) to the Financial
Statements (
Summary of material accounting policies: Property,

equipment and
software ) (305), Note 12 to the Financial Statements (
Property,

equipment and software)
(328).
Information required by SEC
Regulation S-K Part 1400
Annual Report,
Information required

by Subpart 1400 of Regulation S-K
(411-416), Loss
history statistics (124), and Note 10 to the Financial Statements ( Financial assets at amortized cost and other positions in scope of expected credit loss measurement)

(322).
Item 4A
.

Unresolved Staff
Comments.
None.
Item 5
.

Operating and Financial Review and Prospects.
A – Operating Results. 1: Annual Report, Our key figures (9),

Targets,

capital guidance and ambitions
(21), Our
businesses (22-31), Financial and operating performance

(74-95),
Income statement
(282), Note 1b to the Financial Statements ( Changes in accounting policies, comparability and other adjustments ) (307), Note 3 to the Financial Statements ( Segment
reporting) (314-316), and

Selected financial data
(409-410). The supporting disclosure
notes to the Financial Statements provide further details around the components of
revenue and expenses.
2: Not applicable
3: Annual Report, Risk factors (61-73), Capital management (159-169), Currency
Management (180) and Note 26 to the Financial Statements ( Hedge Accounting)

(379-
282).
4: Annual Report, Our environment (32-35), Regulation and supervision (50-55) and
Regulatory and legal developments

(55-60),
Accounting and financial reporting

(74),
Note 1b to the Financial Statements ( Changes in accounting policies, comparability and other adjustments ) (307).
A discussion on the results for the year 2022 compared with 2021 can be found on UBS
annual report 2022 filed with the SEC in Form 20-F on March 6, 2023, under Financial and operating performance and under Financial statements

of UBS Group AG.

B – Liquidity and Capital
Resources.
1: Annual Report, Risk factors (61-73) , Financial and operating performance

(74-95),
Seasonal characteristics

(82),
Interest rate risk in the banking book

(131-133),
Capital,
liquidity and funding, and balance sheet (159-182) , Asset encumbrance (174), Note 23 to the Financial Statements ( Restricted and transferred financial assets) (373-376), Note 24 to the Financial Statements ( Maturity analysis of assets and liabilities
) (376-378)

and
Note 29 to the Financial Statements ( Interests in subsidiaries and other entities ) (394-
398).
Liquidity and capital management is undertaken at UBS as an integrated asset and liability management function. While we believe our 'working capital' is sufficient for the
company's present requirements, it is our opinion that, as a bank, our liquidity coverage
ratio (LCR) is the more relevant measure. For more information see,

Annual Report,
Liquidity coverage ratio

(172).
2: Annual Report, Capital, liquidity and funding, and balance sheet (159-182),

Currency
Management (180), Note 11 to the Financial Statements ( Derivative instruments) (326-
328), Note 16 to the Financial Statements ( Debt issued designated at fair value) (331),
Note 17 to the Financial Statements ( Debt issued measured at amortized cost ) (332),
Note 19 to the Financial Statements ( Other liabilities ) (345), and Note 26 to the Financial
Statements ( Hedge Accounting ) (379-282).
3:

Annual Report,
Material cash requirements

(158),
Liquidity and funding management
(150-152), Note 24 to the Financial Statements ( Maturity analysis of assets and liabilities ) (376-378), and Note 12 to the Financial Statements (
Property,

equipment and
software)

(328).
C—Research and Development,
Patents and Licenses, etc.
Not applicable.
D—Trend Information.

Annual Report, Our businesses

(22-31),
Our environment

(32-35),
Regulatory and legal
developments

(55-60),
Risk factors

(61-73),
Financial and operating performance

(74-
95),
Top and emerging

risks

(100-101)

and Note 2 to the Financial Statements
(
Accounting for the acquisition of the Credit Suisse

Group
) (308-314).
E—Critical Accounting
Estimates
Not applicable.

Annual Report 2023

6
Item 6.

Directors, Senior Management and Employees.
A – Directors and Senior
Management.
1, 2 and 3: Annual Report, Board of Directors (193-208) and Group Executive Board
(209-217).
4, 5: None.
B – Compensation. 1: Annual Report, Compensation (223-270), Note 1a, 4) to the Financial Statements
(
Share-based and other deferred

compensation plans
) (303-304), Note 28 to the Financial
Statements ( Employee benefits: variable compensation)

(390-394) and Note 31 to the
Financial Statements ( Related parties) (399-400).
2: Annual Report, Compensation (223-270), Note 27 to the Financial Statements ( Post-
employment benefit plans) (382-390).
C – Board practices. 1: Annual Report, Board of Directors (193-208). The term of office for members of the
Board of Directors and its Chairman expires after completion of the next

Annual General
Meeting. The next UBS Group AG Annual General Meeting is scheduled on 24 April
2024.
2: Annual Report, Board of Directors (193-208), Compensation (223-270), Clauses on
change of control

(218), and Note 31 to the Financial Statements (
Related parties ) (399-
400).
3: Annual Report, Audit Committee

(202),
Compensation Committee (203) and Auditors
(218-220).
D—Employees.

Annual Report,

Employees
(38-41).

In addition to seeking out employee feedback, we maintain an open dialogue with our
formal employee representation groups. We

have European works councils representing
17 countries and consider topics related to our performance and operations. Local works
councils (such as the UBS Employee Representation Committee and the Credit Suisse
Staff Council in Switzerland) discuss benefits, workplace

conditions and redundancies,
among other topics. Collectively,

these groups represent approximately 51.5% of our
global workforce.

Where applicable, our operations are subject to collective bargaining agreements (CBA).
Benefits are aligned with local markets and often go beyond legal requirements or market
practice.
UBS Group AG (consolidated) personnel by business division and Group functions:
As of
Full-time equivalents 31.12.23 31.12.22 31.12.21
Personnel (full-time equivalents) 112,842 72,597 71,385
Global Wealth Management 29,633 24,351 24,093
Personal & Corporate Banking 11,333 5,725 5,791
Asset Management 3,714 2,848 2,693
Investment Bank 11,251 9,177 8,667
Non-Core and Legacy 2,578
Group functions 54,334 30,497 30,142
Non-core and Legacy was created in 2023, and includes positions and businesses not
aligned with our strategy and policies. Those consist of the assets and liabilities of the
Capital Release Unit (Credit Suisse) and certain assets and liabilities of the Investment
Bank (Credit Suisse), Wealth

Management (Credit Suisse), Swiss Universal Bank (Credit
Suisse) and Asset Management (Credit Suisse). Non-core and Legacy also includes the
remaining assets and liabilities of UBS’s Non-core

and Legacy portfolio and smaller
amounts of assets and liabilities of UBS business divisions that we have assessed as not
strategic in light of the acquisition of the Credit Suisse Group.
E—Share Ownership. 1 and 2: Annual Report, Compensation (223-270), Note 28 to the Financial Statements
( Employee benefits: variable compensation ) (390-394) and Note 31b to the Financial
Statements ( Equity holdings of key management personnel ) (399).
F—Disclosure of a registrant’s
action to recover erroneously
awarded compensation.
Not applicable.

Annual Report 2023

7
Item 7.

Major Shareholders and Related Party Transactions.
A—Major Shareholders.

Annual Report, Group structure and shareholders (186),

Share capital structure

(187-
191)

and

Voting

rights, restrictions and representation
(191).
According to the mandatory FMIA disclosure notifications filed with UBS Group

AG and
SIX, the following entities disclosed holding of more than 3% of the total share capital of
UBS Group AG, with the following number of shares:
Shareholder Number of shares held
Norges Bank, Oslo, on 4 December 2023 165,792,053
BlackRock Inc., New York,

on 30 November
2023
173,509,685
Artisan Partners Limited Partnership,
Milwaukee, on 29 March 2023
106,896,637
Shareholder Percentage of shares held (according to last
notification received up to end of given year)
2023 2022 2021
Norges Bank, Oslo 4.79 3.01 3.01
BlackRock Inc., New York 5.01 5.23 4.70
Artisan Partners Limited Partnership,
Milwaukee
3.03 3.15 3.15
B—Related Party Transactions.

Annual Report, Loans granted to GEB members (265) , Loans granted to BoD members
(266) and Note 31 to the Financial Statements ( Related parties ) (399-400).
C—Interests of Experts and
Counsel.

Not applicable.
Item 8
.

Financial Information.
A—Consolidated Statements
and Other Financial
Information.

1, 2, 3, 4, 6: Please see Item 18 of this Form 20-F.

5: Not applicable.
7: Information on material legal and regulatory proceedings is in Note 18 to the Financial
Statements ( Provisions and contingent liabilities
) (332-344).

For developments during the year, please see also the

note
Provisions and contingent
liabilities

in the Consolidated Financial Statements section in our respective quarterly
reports for the First, Second and Third Quarters 2023, filed on Forms 6-K dated April 25,
2023 , August 31, 2023 and November 7, 2023 (, respectively; as well as the Provisions and contingent liabilities

section in the Fourth Quarter 2023 Report, filed on Form 6-K dated February 6, 2024. The disclosures in each such Quarterly Report speak only as of
their respective dates.
8: Annual Report,

Investors

(37-38),
Dividend distribution (180) , Distributions to
shareholders (190-191).
B—Significant Changes.

None.
Item 9
.

The Offer and Listing.
A – Offer and Listing Details. 1, 2, 3, 5, 6, 7: Not applicable.
4: Annual Report, Listing of UBS Group AG shares (182).

B—Plan of Distribution. Not applicable.
C—Markets.

Cover page (3).
Annual Report, Listing of UBS Group AG shares

(182)
D—Selling Shareholders. Not applicable.
E—Dilution.

Not applicable.
F—Expenses of the Issue.

Not applicable.

Annual Report 2023

8
Item 10
.

Additional Information.
A—Share Capital.

Not applicable.
B—Memorandum and Articles
of Association.
1: Supplement (14-17).
2: Annual Report, Compensation governance (234-235), Compensation for the Board of
Directors (255-257). Supplement (14-17).
3: Annual Report, Share capital structure (187-191), Shareholders' participation rights
(191-193), Elections and terms of office

(201),
Change of control and defense measures
(218). Supplement (14-17).
4: Supplement (14-17).
5: Annual Report, Shareholders' participation rights

(191-193). Supplement (14-17).
6: Annual Report,
Transferability,

voting rights and nominee registration

(191),
Shareholders' participation rights

(191-193). Supplement (14-17).
7: Annual Report, Change of control and defense measures

(218).
8: Annual Report, Significant Shareholders (186).
9: Supplement (14-17) and Annual Report, D ifferences from corporate governance standards relevant

to US-listed companies
(185), Compensation governance
(234-235), Compensation for the Board of Directors (255-257), Share capital structure
(187-191), Shareholders' participation rights

(191-193),
Elections and terms of office
(201),
Transferability,

voting rights and nominee registration

(191),
Change of control
and defense measures

(218),
Significant Shareholders (186).
10: Supplement (14-17).
C—Material Contracts.

The Terms & Conditions

of the several series of capital instruments issued to date, and to be issued pursuant to Deferred Capital Contingent Plans, are exhibits 4.1 through

4.20 to
this Form 20-F.

These notes are described under
Swiss SRB total loss-absorbing capacity
framework

on pages 160-162 of the Annual Report and
Our deferred compensation plans
on pages 248-249 of the Annual Report.

The Asset Transfer Agreement by which

certain assets and liabilities of UBS AG were
transferred to UBS Switzerland AG is filed as Exhibit 4.21, and is described under
Joint
liability of UBS AG and UBS Switzerland AG on page 166 of the Annual Report.
The merger agreement between UBS Group AG and Credit Suisse Group

AG, as well as
the parent bank merger agreement between UBS AG and

Credit Suisse AG dated 7
December 2023 filed as Exhibit 4.22 hereto and the Swiss banks merger agreement
between UBS Switzerland AG and Credit Suisse (Schweiz) AG dated

9 February 2024
filed as Exhibit 4.23 hereto, are described under Acquisition and integration of Credit
Suisse
on pages 17-19 of the Annual Report.

The mergers described in the parent bank merger

agreement and the Swiss banks merger
agreement will be carried out with some procedural simplifications and without any
consideration given that both companies are or – in the case of the merger between UBS
Switzerland AG and Credit Suisse (Schweiz) AG – will be wholly-owned by the same parent entity.

Upon completion, all assets and liabilities of Credit Suisse AG and Credit
Suisse (Schweiz) AG, respectively,

will, in principle, transfer automatically to UBS AG
and UBS Switzerland AG, respectively.
D—Exchange Controls.

Other than in relation to economic sanctions, there are no restrictions under the Articles
of Association of UBS Group AG, nor under Swiss law,

as presently in force, that limit
the right of non-resident or foreign owners to hold UBS’s

securities freely. There

are
currently no Swiss foreign exchange controls or other Swiss laws restricting the import

or
export of capital by UBS or its subsidiaries, nor restrictions affecting the remittance of
dividends, interest or other payments to non-resident holders of UBS securities.

The
Swiss federal government may impose sanctions on particular countries, regimes, organizations or persons which may create restrictions

on exchange of control. A current
list, in German, French and Italian, of such sanctions can be found at www.seco-
admin.ch. UBS may also be subject to sanctions regulations from other jurisdictions
where it operates imposing further restrictions.
E—Taxation.

Supplement (18-20).
F—Dividends and Paying
Agents.

Not applicable.
G—Statement by Experts.

Not applicable.
H—Documents on Display.

UBS files periodic reports and other information with the Securities and Exchange
Commission. You

may read and copy any document that we file with the SEC on the
SEC’s website, www.sec.gov . Much of this information may also be found on the UBS website at www.ubs.com/investors .

Annual Report 2023

9
I—Subsidiary Information.

Not applicable.
J—Annual Report to Security
Holders
Not applicable
Item 11
.

Quantitative and Qualitative Disclosures About Market Risk.
(a) Quantitative Information
About Market Risk.

Annual Report, Market risk (126-134).
(b) Qualitative Information
About Market Risk.

Annual Report, Market risk (126-134).
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
Item 14.

Material Modifications
to the Rights of Security Holders
and Use of Proceeds.
None.
Item 15.

Controls and Procedures.

(a) Disclosure Controls and
Procedures
Annual Report, US disclosure requirements (221), and Exhibit 12 to this Form 20- F.
(b) Management’s Annual
Report on Internal Control over
Financial Reporting
Annual Report,
Management’s

report on internal control

over financial reporting

(272).
(c) Attestation Report of the
Registered Public Accounting
Firm
Annual Report,
Reports of Independent Registered Public Accounting

Firm
(272-274).
(d) Changes in Internal Control
over Financial Reporting
None.
Item 16A.

Audit Committee
Financial Expert.
Annual Report, Audit Committee (202) and
Differences from corporate

governance
standards relevant

to US-listed companies
(185).
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

Code does
not include a waiver option, and no waiver from any provision of the Code was granted to
any employee in 2023.
Item 16C.

Principal Accountant
Fees and Services.
Annual Report, Auditors

(218-220).
None of the non-audit services so disclosed were approved by the Audit Committee pursuant to paragraph (c) (7)(i)(C) of Rule 2-01 of Regulation S-X.
Item 16D.

Exemptions from the
Listing Standards for Audit
Committees.
Not applicable.
Item 16E.

Purchases of Equity
Securities by the Issuer and
Affiliated Purchasers.
Annual Report, Holding of UBS Group AG shares

(181-182),
Letter to Shareholders

(2-
6).
Item 16F.

Changes in
Registrant’s Certifying
Accountant.
Not applicable.

Annual Report 2023

10
Item 16G.

Corporate
Governance.
Annual Report,

Differences from corporate

governance standards relevant

to US-listed
companies

(185),
Governance and Nominating Committee

(204).
Item 16H. Mine Safety
Disclosure.
Not applicable.
Item 16I. Disclosure Regarding
Foreign Jurisdictions that
Prevent Inspections
Not applicable.
Item 16J. Insider trading
policies.
Not applicable.
Item 16K.

Cybersecurity.
Annual Report, Operational risks affect our business

(62-63),
Risk management and
control

(98-157),
Board of Directors

(193-208),
Cybersecurity governance

(206), and
Group Executive Board

(209-217).
Item 17.

Financial Statements. Not applicable.
Item 18.

Financial Statements.
Annual Report, Financial statements (272), Significant regulated subsidiary and sub-
group information (405-407) and Additional regulatory information

(408-416).
Item 19.

Exhibits Supplement (21-22).

Annual Report 2023

11
Supplemental information
Item 4. Information on the Company
B – Business Overview
Item 4.B.2.

Geographic breakdown of total revenues of UBS Group

AG consolidated
The allocation of total revenues by geographical region for the Credit Suisse subgroup is not available on the same allocation
basis as for UBS Group for 2023 and the cost to develop this information would be excessive. The below information is
disclosed for UBS AG subgroup and for Credit Suisse AG subgroup, in their own accounting standards.
UBS AG consolidated
UBS AG’s

Financial

Statements

are prepared

in accordance

with IFRS

Accounting

Standards,

as issued

by the

International
Accounting Standards Board and

are stated in USD. The operating

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

consistent
with the mandate

of the regional

Presidents. Certain revenues,

such as those related

to Non-core and

Legacy and Group

Items,
are managed at a Group level. These revenues are included in the Global column.

USD billion
Business Division FY Americas Asia Pacific EMEA Switzerland Global Total
Global Wealth
Management
2023 10.2 2.5 3.6 2.4 (0.1) 18.6
2022
10.6

2.6

3.9

1.9

0.0

19.0

2021
10.7

2.9

3.9

1.9

0.0

19.4

Personal &
Corporate Banking
2023 0.0 0.0 0.0 5.3 0.0 5.3
2022
0.0

0.0

0.0

4.3

0.0

4.3

2021
0.0

0.0

0.0

4.3

0.0

4.3

Asset Management
2023 0.6 0.3 0.4 0.8 (0.0) 2.1
2022
0.5

0.4

0.4

0.7

0.8

3.0

2021
0.6

0.5

0.5

0.8

0.0

2.6

Investment Bank
2023 2.5 2.3 2.2 0.8 0.0 7.8
2022
2.7

2.7

2.6

0.7

0.0

8.7

2021
3.2

3.0

2.5

0.8

(0.0)
9.5

Non-core and
Legacy
2023 0.0 0.0 0.0 0.0 0.1 0.1
2022 0.0 0.0 0.0 0.0 0.2 0.2
2021 0.0 0.0 0.0 0.0 0.1 0.1
Group Items
2023 0.0 0.0 0.0 0.0 (0.1) (0.1)
2022
0.0

0.0

0.0

0.0

(0.3) (0.3)
2021
0.0

0.0

0.0

0.0

0.0 0.0
UBS AG subgroup
2023 13.3 5.2 6.1 9.2 (0.1) 33.7
2022
13.8

5.6

7.0

7.7

0.8
34.9

2021
14.5

6.5

7.0

7.8

0.1
35.8

Annual Report 2023

12
Credit Suisse AG consolidated
Credit Suisse AG’s consolidated

financial statements are prepared in accordance with accounting principles generally accepted
in the US (US GAAP) and are stated in Swiss francs (CHF). Responsibility for each product is allocated to a specific segment,
which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation
received by one segment for generating revenue or providing services on behalf of another. Corporate services and

business
support in finance, operations, human resources, legal, compliance, risk management and IT are provided by corporate
functions, and the related costs are allocated to the segments and Corporate

Center based on their requirements and other
relevant measures.
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions.
This presentation does not reflect the way the Credit Suisse AG is managed.
Net revenues

(
CHF million )
2023 2022 2021
Wealth Management 3,058 4,904 5,549
Swiss Bank 3,515 4,228 4,457
Asset Management 659 1,214 1,352
Non-core and Legacy (including
Investment Bank)
(1,185) 4,635 11,347
Corporate Center 14,586 (61) (9)
Adjustments 1 (743) 2 293 346
Net revenues 19,890 15,213 23,042
1

Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are
not legally owned by the Bank and vice versa, and certain revenues and expenses that were not allocated to the segments.
2

Includes a gain of CHF 894 million from the write-down of additional tier 1 capital notes relating to Credit Suisse Group.
Net revenues by geographic location

(
CHF million )
2023 2022 2021
Switzerland 17,210 7,154 8,382
EMEA (1,488) 523 2,916
Americas 4,270 6,134 8,896
Asia Pacific (102) 1,402 2,848
Net revenues 19,890 15,213 23,042

Annual Report 2023

13
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

Switzerland AG maintains one account involving the Iranian government under the
auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain
conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be
consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve
any Specially Designated Nationals (SDNs) blocked or otherwise restricted under

US or Swiss law. In 2023, the gross
revenues for this UN-related account were approximately USD 5,731.46.

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

Iran-related export finance
transactions. Hence, the SERV

is the sole beneficiary of said receivables. There was no financial activity involving Iran in
connection with these trade finance arrangements in 2023, and no gross revenue or net profit.
In connection with these trade finance arrangements, UBS Switzerland

AG has maintained one existing account relationship
with an Iranian bank.
This account was established prior to the US designation of this bank and maintained due to the existing
trade finance arrangements.

In 2007, following the designation of the bank pursuant to sanctions issued by the US,

UN and
Switzerland, the account was blocked under Swiss law and remained subject to blocking requirements until January 2016.
Client assets as of 31 December 2023 were CHF 3,097.40. Gross revenues were

USD 3.69 equivalent.
In addition to the above, during 2023, Credit Suisse AG processed a small number of de minimis payments related to the
operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing
passports and visas. Processing these payments is permitted under Swiss law,

and Credit Suisse AG intends to continue
processing such payments. Revenues and profits from these activities are not calculated but would be negligible.

Annual Report 2023

14
Item 10.

Additional Information.
B—Memorandum and Articles of Association.

Please see the Articles of Association of UBS Group AG (Exhibit 1.1 to this Form

20-F) and the Organization Regulations of
UBS Group AG (Exhibit 1.2 to this Form 20-F).

Set forth below is a summary of the material provisions of the Articles of Association of UBS Group AG (the “Articles”),
Organization Regulations of UBS Group AG (the “Organization

Regulations”) and relevant Swiss laws, in particular the Swiss
Code of Obligations, relating to the ordinary shares of UBS Group AG (the “shares”).

This description does not purport to be
complete and is qualified in its entirety by references to Swiss law,

including Swiss company law,

and to the Articles and
Organization Regulations.

The principal legislation under which UBS Group AG operates, and under which the shares are issued, is the Swiss Code of
Obligations.
Shares and Shareholders
Shares
The shares are registered shares (Namenaktien)

with a par value of USD 0.10 per share and are issued as uncertificated securities ( einfache Wertrechte
) (in the sense of the Swiss Code of Obligations).

The shares are fully paid up, and there is no
liability of shareholders to further capital calls by UBS Group AG. The shares rank pari passu in all respects with each other,
including voting rights, entitlement to dividends, share of the liquidation proceeds in case of the liquidation of UBS Group AG,
preemptive rights in the event of a share issue ( Bezugsrechte ) and advance subscription rights in the event of the issuance of equity-linked securities ( Vorwegzeichnungsrechte ).
The Articles provide that we may elect to print and deliver certificates for shares at any time. However, shareholders have no
right to request the printing and delivery of certificates for shares or the conversion of the shares into another form.

Share Register
Swiss law distinguishes between registration with and without voting rights.

Shareholders must be registered in our share
register as shareholders with voting rights in order to vote and participate in shareholders’ meetings or to assert or exercise
other rights related to voting rights.

Swiss law and the Articles require UBS Group AG to keep a share register in which the names, addresses and nationality (or
registered office in the case of legal entities) of the owners of the shares are recorded. The main function of the share register is to register shareholders entitled to vote and participate in shareholders’

meetings, or to assert or exercise other rights related to
voting rights.

A shareholder will be registered in our share register with voting rights upon disclosure of its name, address and nationality (or
registered office in the case of legal entities). However,

we may decline a registration with voting rights if the shareholder does not declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such
declaration, it will be registered in our share register as a shareholder without voting rights.

In order to register shares in our share register,

a shareholder must file a share registration form with the share register.

Failing
such registration, a shareholder may not vote at or participate in shareholders’

meetings, but will be entitled to receive
dividends and other rights with financial value, such as preemptive rights in the event of a share issue (
Bezugsrechte ) and
advance subscription rights in the event of the issuance of equity-linked securities (
Vorwegzeichnungsrechte ), and its share of
liquidation proceeds. Shareholders registered in our share register may at any time request from us a confirmation of the shares
that they hold according to our share register.
UBS Group AG’s share register is kept

by UBS Shareholder Services, P.O.

Box, 8098 Zurich, Switzerland. UBS Shareholder
Services is responsible for the registration of the shares. The share register is split into two parts – a Swiss register, which is
maintained by UBS Group AG, acting as Swiss share registrar,

and a US register, which is maintained by Computershare

Trust
Company NA, c/o Computershare Investor Services, P.O.

Box 505000, Louisville, KY 40233-5000, United States, as US
transfer agent.

Transfer of Shares

The transfer of shares constituting intermediated securities ( Bucheffekten ) (within the meaning of the Swiss Federal
Intermediated Securities Act) is effected by entries in securities accounts in accordance with applicable law.

The transfer of
shares that do not constitute intermediated securities is effected by way of a written declaration of assignment and requires
notice to UBS Group AG.

Annual Report 2023

15
Shareholders’ Meetings
A shareholders’ meeting is convened by the Board of Directors (the “BoD”) or,

if necessary, by the company’s

statutory
auditors upon notification of the shareholders at least 20 days prior to such meeting.

An invitation to any shareholders’ meeting
will be sent to all registered shareholders. The Articles do not require a minimum number of shareholders to be present in order
to hold a shareholders’ meeting.
Unless otherwise provided by Swiss law or the Articles (as indicated below),

resolutions require the approval of a majority of
the votes represented, excluding blank and invalid ballots, at a shareholders’

meeting in order to be passed.
Under Swiss corporate law (or Swiss banking law,

as the case may be), a resolution passed at a shareholders’ meeting with the approval of at least a two-thirds of the votes, and a majority of the nominal value of shares, in each case represented at such
meeting is required in order to approve:
●
A change in the corporation’s stated purpose

in its articles of association;
●
The consolidation of shares, unless the consent of all the shareholders concerned is required;
●
The restriction or exclusion of preemptive rights in the event of a share issue (
Bezugsrechte );
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
●
The creation of conditional capital, the introduction of a capital band or,

in accordance with Swiss banking law,

the
introduction of reserve capital;
●
An increase in share capital in consideration of contributions in kind,

or by off-set of a claim, or involving the
granting of special privileges, or from the transformation of reserves into share capital;
●
A change of domicile of the corporation;

●
The introduction of an arbitration clause in the articles of association;

● Dissolution of the corporation.
Under the Articles, a resolution passed at a shareholders’ meeting with the approval of at least two-thirds of the votes
represented at such meeting is required in order to approve:
●
A change to the provisions in the Articles regarding the number of members of the BoD;
● Removal of one-quarter or more of the members of the BoD; or
●
The deletion or modification of the provision of the Articles establishing these supermajority requirements.
At shareholders’ meetings, a shareholder can be represented by a legal representative or under a written power of attorney by a
proxy who does not need to be a shareholder or,

under a written or electronic power of attorney,

by the independent proxy.
Votes

are taken electronically, by

written ballot or by a show of hands. Shareholders representing at least 3% of the votes represented may always request that a vote or election take place electronically or by a written ballot.

Net Profits and Dividends

Swiss law requires that at least 5% of the annual net profits of a corporation must be retained and booked as statutory retained
earnings until these retained earnings equal, together with the corporation’s statutory capital reserve, no less than 50% of the
corporation’s share capital registered

in the commercial register. Holding

companies, such as UBS Group AG, must increase
their statutory retained earnings until these equal, together with their statutory capital reserve, no less than 20% of the holding
company’s share capital registered

in the commercial register. Any

remaining net profit of the corporation may be allocated by
the shareholders represented at the applicable shareholders’ meeting.
Under Swiss law, dividends

may be paid by a corporation only if, based on its audited standalone statements prepared in
accordance with Swiss law, the

corporation has sufficient distributable profits from the previous financial years or if the
reserves of the corporation are sufficient to allow distribution of a dividend. In either event, dividends may be paid by the corporation only after approval by the shareholders’ meeting. The BoD may propose to the shareholders that a dividend be
paid, but cannot itself set the dividend. The corporation’s

statutory auditors must confirm that any dividend proposal of the
BoD is in accordance with Swiss law and the corporation’s

articles of association.
Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed.
Under Swiss law, the statute of

limitations in respect of dividend payments is five years.

Annual Report 2023

16
Preemptive and Advance Subscription Rights

Under Swiss law, any share

issue, whether for cash or non-cash consideration or for no consideration,

is subject to the prior
approval of the shareholders’ meeting. Existing shareholders of a Swiss corporation have certain preemptive rights in the event
of a share issue ( Bezugsrechte
) and advance subscription rights in the event of the issuance of equity-linked securities
( Vorwegzeichnungsrechte
) to subscribe for the new shares or equity-linked securities, as the case may be, in proportion to the
nominal amount of shares held. However,

the articles of association of the corporation or a resolution approved at a shareholders’ meeting by at least two-thirds of the votes and a majority of the nominal value of the shares, in each case
represented at the meeting, may limit or exclude such preemptive or advance subscription rights in certain limited
circumstances.
Notices

Notices to shareholders are made by publication in the Swiss Official

Gazette of Commerce. The BoD may designate further
means of communication for publishing notices to shareholders.
Mandatory Tender

Offer

Under the applicable provisions of the Swiss Financial Market Infrastructure

Act, anyone who directly or indirectly or acting in
concert with third parties acquires more than 33 1/3% of the voting rights (whether exercisable or not) of a Swiss-listed
company will have to submit a takeover bid to acquire all other listed equity securities of such company. A waiver

from the
mandatory bid rule may be granted by the Swiss Takeover

Board or the Swiss Financial Market Supervisory Authority
FINMA. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the
Swiss Financial Market Infrastructure Act and its implementing ordinances

.
Board of Directors

Borrowing Power

Neither Swiss law nor the Articles restrict in any way our power to borrow and raise funds, provided that any such borrowing
is entered into on arms’ length terms.
UBS Group AG, as a listed company,

may grant loans to members of its BoD based on the Articles. The Articles restrict UBS
Group AG’s ability to grant

loans to BoD members as follows: First, loans to the independent members of the

BoD shall be
made in accordance with the customary business and market conditions.

Second, loans to the non-independent members of the
BoD shall be made in the ordinary course of business on substantially the same terms as those granted to UBS employees.
Third, the total amount of such loans shall not exceed CHF 20m per member.
Conflicts of Interests

Swiss law requires directors and members of senior management to inform the BoD immediately and comprehensively of any
conflicts of interest affecting them. The BoD then has to take the measures required to safeguard the interests of the
corporation. Directors and officers are personally liable

to the corporation for any breach of these provisions. In addition,
Swiss law contains a provision under which payments made to a shareholder or a director or any person associated therewith,
other than at arm’s length, must be repaid

to the corporation if the shareholder or director was acting in bad faith.

In addition, the Organization Regulations provide that

the member of the BoD or senior management with a conflict of interest shall participate in discussions and a double vote (meaning a vote with and a vote without the conflicted individual) shall take
place. A binding decision on the matter requires the same outcome in both votes. This is subject to exceptional circumstances
in which the best interests of UBS dictate that the member of the BoD or senior management with a conflict of interest shall
not participate in the discussions and decision-making involving the interest at stake.

Retirement of Board Members
There is no age-limit requirement for retirement of the members of the BoD. The term of office for each BoD member is until
the next annual general meeting of shareholders, and no BoD member may serve for more than 10 consecutive terms of office.
In exceptional circumstances the BoD can extend this limit.

Annual Report 2023

17
The Company
Repurchase of Shares
Swiss law limits a corporation’s ability

to hold or repurchase its own shares. We

and our subsidiaries may repurchase shares
only if and to the extent that (i) we have freely distributable reserves in the amount of the purchase price and (ii) the aggregate
nominal value of all shares held by us and our subsidiaries does not exceed

10% of our nominal share capital (or 20% of our
nominal share capital in specific circumstances). Repurchases for cancellation purposes approved by the shareholders’ meeting
are not subject to the 10% threshold for own shares within the meaning of article

659 paragraph 2 of the Swiss Code of
Obligations. We

must create a special reserve in our standalone financial statements prepared in accordance with Swiss law in
the amount of the purchase price of any repurchased shares. Furthermore,

in our consolidated financial statements, own shares
are recorded at cost and reported as treasury shares, resulting in a reduction in total shareholders’ equity.

Shares held by us or
any of our subsidiaries do not carry any rights to vote at shareholders’ meetings.
Sinking Fund Provisions
There are no provisions in Swiss law or in the Articles requiring us to put resources aside for the exclusive purpose of
redeeming bonds or repurchasing shares.
Registration and Business Purpose

UBS Group AG was incorporated and registered as a corporation limited by shares (
Aktiengesellschaft ) under the laws of
Switzerland. UBS Group AG was entered into the commercial register of

Canton Zurich on June 10, 2014 under the
registration number CHE-395.345.924 and has its registered domicile in Zurich, Switzerland. The business purpose of UBS
Group AG, as set forth in article 2 of the Articles, is the acquisition, holding, management and sale of direct and indirect
participations in enterprises of any kind, in particular in the area of banking, financial,

advisory, trading and service

activities
in Switzerland and abroad. UBS Group AG may establish enterprises of any kind in Switzerland and abroad, hold equity
interests in these companies, and conduct their management. UBS Group AG is authorized to acquire, mortgage and sell real
estate and building rights in Switzerland and abroad. UBS Group AG may provide loans, guarantees and other types of
financing and security for group companies and borrow and invest capital on the money and capital markets.
Duration and Liquidation
UBS Group AG has an unlimited duration.

Under Swiss law, we may be dissolved

at any time by way of liquidation or in the case of a merger in accordance with the
Swiss Federal Act on Merger, Demerger,

Transformation of Assets of October 3, 2002, as amended, based on a resolution
passed at a shareholders’ meeting with the approval of at least a two-thirds majority of the votes, and a majority of the nominal
value of shares, in each case represented at such meeting. As UBS Group AG is the Swiss parent of a financial group, the
Swiss Financial Market Supervisory Authority FINMA is the only competent authority to open restructuring or liquidation
(bankruptcy) proceedings with respect to UBS Group AG.
Under Swiss law, any surplus arising

out of a liquidation (after the settlement of all claims of all creditors) must be used first to
repay the nominal share capital of UBS Group AG. Thereafter,

any balance must be distributed to shareholders in proportion to the paid-up nominal value of shares held.

Other
Ernst & Young Ltd
, Aeschengraben 9, 4051
Basel, Switzerland
, PCAOB number
1460
, have been appointed as statutory
auditors and as auditors of the consolidated accounts of UBS Group

AG. The auditors are subject to election each year by the
shareholders at the annual general meeting.

Annual Report 2023

18
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

If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds UBS ordinary shares, the US
federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the
partnership. A partner in a partnership holding the UBS ordinary shares should consult its tax advisor with regard to the US
federal income tax treatment of an investment in the ordinary shares.
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

Respect to Taxes on Income

(the “Treaty”), all of which
may be subject to change or change in interpretation, possibly with retroactive effect.

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

Annual Report 2023

19
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

UBS Group AG does not expect to calculate earnings and profits in accordance with US federal income tax principles. Accordingly,

a US holder should expect to generally treat distributions
made on UBS ordinary shares as dividends.
Dividends paid to a noncorporate US holder that constitute qualified dividend income will be taxable to the holder at
preferential rates, provided that the holder has a holding period in the shares of more than 60 days during the 121-day period
beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid by UBS Group
AG with respect to the ordinary shares will generally be qualified dividend income provided that, in the year that the US holder
receives the dividend, the UBS ordinary shares are readily tradable on an established securities market in the United States.
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

if (a) we are
50% or more owned, by vote or value, by US persons and (b) at least 10% of our earnings and profits are attributable to
sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived
from sources within the United States. With respect to any

dividend paid for any taxable year, the US source

ratio of our
dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the
United States for such taxable year, divided

by the total amount of our earnings and profits for such taxable year.

Special rules
apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates. The
dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends
received from other US corporations.

Annual Report 2023

20
Dividends on the UBS ordinary shares are taxable to a US holder when the US holder receives the dividends, actually or
constructively.

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
Subject to US foreign tax credit limitations, the nonrefundable Swiss tax withheld and paid over to Switzerland will generally
be creditable or deductible against the US holder’s US federal income tax liability. Special rules apply

in determining the
foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To

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
Passive Foreign Investment Company (PFIC)

Rules
UBS Group AG believes that it should not currently be classified as a PFIC for US federal income tax purposes, and it does not
expect to become a PFIC in the foreseeable future.

However, this conclusion is a factual determination made annually

and
thus may be subject to change. In addition, UBS Group AG’s

current position that it is not currently,

and it does not expect to
become, a PFIC is based on the position that UBS Group AG qualifies for a special rule that treats income recognized by a
bank in the active conduct of a banking business as active income for PFIC purposes

(the “active bank exception”). It is
possible, however, that UBS Group AG may not

satisfy the requirements of the active bank exception in the current or a future taxable year, or that the U.S. Internal Revenue

Service may issue guidance in the future under which UBS Group AG would not satisfy the requirements of the active bank exception. It is therefore possible that UBS Group AG could become a PFIC in
a future taxable year.

In general, UBS Group AG will be a PFIC with respect to a US holder if, for any taxable year in which the US holder held UBS ordinary shares, either (i) at least 75% of the gross income of UBS Group AG for the taxable year is
passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of UBS Group AG’s

assets is
attributable to assets that produce or are held for the production of passive income

(including cash). “Passive income”
generally includes dividends, interest, gains from the sale or exchange of investment property rents and royalties and certain
other specified categories of income. If a foreign corporation owns at least 25%

by value of the stock of another corporation,
the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other
corporation, and as receiving directly its proportionate share of the other corporation's income.

If UBS Group AG were to be treated as a PFIC, special rules apply with respect to (i)

any gain a US holder realizes on the sale
or other disposition of UBS ordinary shares, and (ii) any excess distribution that UBS Group

AG makes to a US holder
(generally, any distributions

to the US holder during a single taxable year, other

than the taxable year in which the US holder’s
holding period in the UBS ordinary shares begins, that are greater than 125%

of the average annual distributions received by
the US holder in respect of the UBS ordinary shares during the three preceding taxable years or, if shorter,

the US holder’s
holding period for the UBS ordinary shares that preceded the taxable year in which the US holder receives the distribution).

Under these rules: (i) the gain or excess distribution will be allocated ratably over the US holder’s holding period for the UBS
ordinary shares, (ii) the amount allocated to the taxable year in which the US holder realized the gain or excess distribution or
to prior years before the first year in which UBS Group AG is a PFIC with respect to the US holder will be taxed as ordinary
income, (iii) the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and (iv)
the interest charge generally applicable to underpayments

of tax will be imposed in respect of the tax attributable to each such year.
Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC. With
certain exceptions, a US holder’s UBS ordinary shares will be treated as stock in a PFIC if UBS Group AG was a PFIC at any
time during the holder’s holding period in the UBS ordinary shares.

In addition, dividends received from UBS Group AG
would not be eligible for the preferential tax rate applicable to qualified dividend income if UBS Group AG were to be treated
as a PFIC either in the taxable year of the distribution or the preceding taxable year,

but would instead be taxable at rates
applicable to ordinary income. If a US holder owns UBS ordinary shares during any year that UBS Group AG is PFIC with
respect to the US holder, the US holder

may be required to file Internal Revenue Service Form 8621.

Annual Report 2023

21
Item 19.

Exhibits.

Exhibit
number
Description
1.1
Articles of Association of UBS Group AG dated 5 April 2023
.
(Incorporated by reference to Form 6-K of UBS
Group AG filed on April 25, 2023)
1.2
Organization Regulations of UBS Group AG dated 1 March 2024.

2(b)
Instruments defining the rights of the holders of long-term debt issued by

UBS Group AG and its subsidiaries.
We agree to furnish

to the SEC upon request, copies of the instruments, including indentures, defining the rights of
the holders of our long-term debt and of our subsidiaries’ long-term debt.
2(d)
Description of securities registered under Section 12 or the Securities Exchange Act of 1934.
4.1
Terms and Conditions of Tier 2 Subordinated Notes of UBS AG due 2024, issued 15 May 2014
. (Incorporated by
reference to Exhibit 4.3 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)
4.2
Terms and Conditions of USD 1.25 billion 7% Tier 1 Subordinated Notes issued by UBS Group AG on 19
February 2015
. (Incorporated by reference to Exhibit 4.4 to UBS's Annual Report on Form 20-F for the fiscal year ended December 31, 2014)
4.3
Terms and Conditions of USD 1.575 billion Tier 1 Subordinated Notes issued by UBS Group AG on 7 August
2015.
(Incorporated by reference to Exhibit 4.8 to UBS's Annual Report on Form 20-F for the fiscal year ended
December 31, 2015)
4.4
Terms and Conditions of AUD 700 million 4.375% Tier 1 Subordinated Notes issued on 27 August 2019 by UBS
Group AG.

(Incorporated by reference to Exhibit 4.17 to UBS's Annual Report on Form 20-F for the fiscal year
ended December 31, 2019)
4.5
Terms and Conditions of SGD 750 million 4.85% Tier 1 Subordinated Notes issued on 04 September 2019 by
UBS Group AG.
(Incorporated by reference to Exhibit 4.18 to UBS's Annual Report on

Form 20-F for the fiscal
year ended December 31, 2019)

4.6
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
4.8
Terms and Conditions of USD 750 million 5.125% Tier 1 Subordinated Notes issued on 29 July 2020 by UBS
Group AG.
(Incorporated by reference to Exhibit 4.20 to UBS's Annual Report on Form 20-F for

the fiscal year
ended December 31, 2020)

4.9
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
4.11
Terms and Conditions of USD 750 million 3.875% Tier 1 Subordinated Notes issued on 02 June 2021 by UBS
Group AG.
(Incorporated by reference to Exhibit 4.18 to UBS's Annual Report on Form 20-F for

the fiscal year
ended December 31, 2021)

Annual Report 2023

22
4.12
Terms and Conditions of USD 1.5 billion 4.875% Tier 1 Subordinated Notes issued on 12 January 2022 by UBS
Group AG.
(Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20-F for

the fiscal year
ended December 31, 2021)
4.13
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
Plan 2022/23.

(Incorporated by reference to Exhibit 4.19 to UBS's Annual Report on Form 20-F for

the fiscal year
ended December 31, 2022)
4.16
Terms and Conditions of USD 1.75 billion 9.250% Tier 1 Subordinated Notes issued on 13 November 2023 by
UBS Group AG, first call date 13 November 2028.
4.17
Terms and Conditions of USD 1.75 billion 9.250% Tier 1 Subordinated Notes issued on 13 November 2023 by
UBS Group AG, first call date 13 November 2033.
4.18
Terms and Conditions of additional Tier 1 capital instruments issued pursuant to the Deferred Contingent Capital
Plan 2023/24.
4.19
Terms and Conditions of USD 1 billion 7.750% Tier 1 Subordinated Notes issued on 12 February 2024 by UBS
Group AG, first call date 12 April 2031.
4.20
Terms and Conditions of SGD 650 million 5.750% Tier 1 Subordinated Notes issued on 21 February 2024 by UBS
Group AG, first call date 21 August 2029.
4.21
Asset Transfer Agreement between UBS AG and UBS Switzerland AG dated 12 June 2015.
(Incorporated by
reference to Form 6-K of UBS AG filed on June 17, 2015)
4.22
Merger Agreement between UBS AG and Credit Suisse AG dated 7 December 2023.
4.23
Merger Agreement between UBS Switzerland AG and Credit Suisse (Schweiz) AG dated 9 February 2024.
8 Significant Subsidiaries of UBS Group AG.
Please see Note 29 to the Financial Statements ( Interests in subsidiaries and other entities),

on pages 394-398 of
the Annual Report.
12
The certifications required by Rule 13(a)-14(a) (17 CFR 240.13a-14(a)).
13
The certifications required by Rule 13(a)-14(b) (17 CFR 240.13a-14(b)) and Section 1350 of Chapter 63 of Title
18 of the U.S. Code (18 U.S.C. 1350)
.
15
Consent of Ernst & Young Ltd. with respect to UBS Group AG.
97
UBS Group U.S Listing Standards Clawback Policy.
101
Interactive Data Files (sections of the Annual Report formatted in inline XBRL (Extensible

Business Reporting
Language)). Furnished electronically herewith.

Annual Report 2023

23
SIGNATURES
The registrant hereby certifies that it meets

all of the requirements for filing on Form 20-F and that

it has duly
caused the undersigned to sign this annual report

on its behalf.
UBS Group AG
_/s/

Sergio Ermotti ____________
Name:

Sergio Ermotti
Title:

Group Chief Executive Officer

_/s/ Todd Tuckner ______________
Name:

Todd Tuckner
Title:

Group Chief Financial Officer
_/s/ Steffen Henrich_____________
Name:

Steffen Henrich
Title:

Group Controller

Date: March 28, 2024

Annual Report

2023

UBS Group

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
At the center of our external reporting approach is the annual report of the UBS Group, which consists of disclosures for
UBS Group AG

and its consolidated subsidiaries.

Due to the

acquisition of the

Credit Suisse Group in

2023 and our Group
structure as of 31

December 2023, we

also provide separate

annual reports for

UBS AG and for

Credit Suisse AG,

on a
sub-consolidated basis. The aforementioned three annual reports are the basis for the corresponding 2023 SEC Form 20-
F filings for each entity.
Annual Reports
The UBS

Group Annual

Report 2023, UBS

AG Annual

Report 2023

and Credit

Suisse AG

Annual Report

2023 include
the consolidated financial statements

of UBS Group

AG, UBS AG

and Credit Suisse AG,

respectively, and together provide
comprehensive information

about our

Group, including

strategy, businesses,

financial and

operating performance,

and
other key information.

The

consolidated

financial

statements

of

UBS

Group

AG

and

UBS

AG

have

been

prepared

in

accordance

with

IFRS
Accounting

Standards.

The

sections

within

“Risk,

capital,

liquidity

and

funding,

and

balance

sheet“

include

certain
audited financial

information, which

forms part

of the

consolidated financial

statements.

The UBS

Group and

UBS AG
reports are presented in US dollars.

The consolidated financial statements of Credit Suisse AG have been prepared in accordance with US generally accepted accounting principles (GAAP). The Credit Suisse AG report

is presented in Swiss francs.

The

UBS

Group

Annual

Report

2023

is

partly

translated

into

German,

with

the

German

translation

available

under
“Annual reporting” at ubs.com/investors .
Sustainability Report
The UBS Group

Sustainability Report

2023 provides

disclosures on

environmental, social

and governance topics

for the
UBS Group

,

UBS AG,

Credit

Suisse AG.

UBS Switzerland

AG, UBS

Europe SE.

Selected

information on

environmental,
social and governance is also included in our annual reports.
Standalone reports of UBS Group AG and significant regulated entities
We publish separate statutory financial statements

2023 of UBS Group AG, which are the

basis for our appropriation of
profit and

the proposed

distribution of

dividends, subject

to shareholder

approval at

the Annual

General Meeting.

We
also

publish

standalone

reports

for

UBS AG,

UBS

Switzerland

AG,

Credit

Suisse

AG

and

Credit

Suisse

(Schweiz)

AG.
Selected financial

and regulatory

key figures for

our significant

regulated subsidiaries

and sub-groups

are also

included
in this report.

Pillar 3 Report of UBS Group AG including significant

regulated entities and sub-groups
The Pillar 3 Report as of 31 December 2023

provides detailed quantitative and qualitative information about risk, capital, leverage

and

liquidity

and

funding

for

the

UBS

Group

and

prudential

key

figures

and

regulatory

information

for

our
significant regulated subsidiaries and sub-groups.

Scopes subject to disclosure are

UBS Group AG consolidated, UBS AG
consolidated and standalone,

UBS Switzerland AG standalone,

UBS Europe SE

consolidated, UBS Americas

Holding LLC
consolidated, Credit

Suisse AG

consolidated and

standalone, Credit

Suisse (Schweiz)

AG consolidated

and standalone,
Credit Suisse International standalone, Credit Suisse

Holdings (USA), Inc. consolidated.

Contents
2
Letter to shareholders
9
Our key figures
12
Our Board of Directors
14
Our Group Executive Board
16
Our evolution
1
Our strategy, business model and
environment
17
Acquisition and integration of Credit Suisse
19
Our strategy
21
Targets, capital guidance and ambitions
22
Our businesses
32
Our environment
36
How we create value for our stakeholders
50
Regulation and supervision
55
Regulatory and legal developments
61
Risk factors
2
Financial and

operating performance
74
Accounting and financial reporting
75
Group performance
84
Global Wealth Management
87
Personal & Corporate Banking
90
Asset Management
92
Investment Bank
94
Non-core and Legacy
95
Group Items
3
Risk, capital, liquidity and funding,
and balance sheet
97
Risk management and control
158
Capital, liquidity and funding, and balance sheet
4
Corporate governance

and compensation
184
Corporate governance
222
Compensation
5
Financial

statements
271
Consolidated financial statements
6
Significant regulated subsidiary and sub-
group information
405
Financial and regulatory key figures for our significant
regulated subsidiaries and sub-groups
7
Additional
regulatory information
409
UBS Group AG consolidated supplemental disclosures
required under SEC regulations
A
Appendix
417
Alternative performance measures
422
Abbreviations frequently used in our financial reports
424
Information sources
425
Cautionary statement

Annual Report 2023 |
Letter to shareholders

2
Dear shareholders,
2023 was a

defining moment

in the 162-year

history of UBS.

The acquisition of

the Credit Suisse

Group (Credit Suisse)
was momentous as the first-ever combination of two global systemically important financial institutions (G-SIFIs). As that extraordinary weekend in March 2023 unfolded,

the Swiss financial center was

a source of worry, even embarrassment,
for many

in the

country. One

of its

largest banks

was on

the brink

of collapse

after years

of reputational

and financial
distress.

Two

days

later,

with

UBS,

the

government

found

a

Swiss

solution

that

will

benefit

our

stakeholders

and
strengthen Switzerland’s role as a global leader in wealth

management.
Thanks to our

strategy focused

on delivering outstanding

client services,

sustainable profitability,

financial strength

and
sound risk management, we were able to answer the call to help stabilize the financial system at home and abroad. The
Swiss government did not

have to execute a resolution

plan under the too-big-to-fail regulation, nationalize

Credit Suisse
or call a foreign bank to

the rescue. Aside from

the idiosyncratic failure of

Credit Suisse, the resilience

of UBS and other
large institutions is a testament

to the substantial regulatory

reforms introduced, and coherently

implemented, over the
past decade.
The transaction succeeded not just in

restoring financial stability and preventing

contagion. We are confident it will

also
create

enduring

value

for

you,

our

shareholders.

The

acquisition

vaulted

us

into

a

new

league

by

giving

us

a

highly
complementary

footprint

in

our

key

markets

and

increased

scale

and

capabilities.

To

that

end,

the

acquisition

has
accelerated – not changed – our existing strategy.
By adding client assets

equivalent to seven

to ten years’ worth

of organic growth, the

acquisition solidified our

primacy
as a leading and truly global wealth manager and the leading bank in Switzerland, with stronger asset management and
investment

bank

franchises.

The

scale

we

achieve

with

the

combination

and

the

efficiencies

we

expect

to

create

will
enable us to

deepen our relationships with

clients at every level

in every geography. And

as we position our

firm to deliver
sustainably

higher

returns

and

long-term

growth,

we

are

committed

to

maintaining

our

UBS

culture

at

the

heart

of
everything we do.
Building on a proven track record
Following the

transaction, the

Board of

Directors asked

Sergio Ermotti,

who had

previously served

as Group

CEO from
2011 to

2020,

to return

in

April

2023. Sergio

has

committed

to

stay

at

least

until

the

completion

of

the

integration
process, if

not longer.

Additionally, he

is supported

by an

executive team

with a

proven track

record in

managing and
executing complex restructuring and a qualified and experienced

Board of Directors.
We

recognize

the

extraordinary

responsibility

with

which

we

have

been

entrusted

with

the

Credit

Suisse

acquisition.
Although we

expect to

forego until

2027 the levels

of profitability we

have previously delivered,

it reinforces

the promising
long-term trajectory for our firm, our clients, our industry and the communities where we live and work.
The need to build scale and efficiencies

to enhance capabilities and services

for clients, often through inorganic growth,
is a

reality for

every

company in

every

industry, and

we are

no exception.

Dating back

to its

founding as

The Bank

in
Winterthur

in

1862,

UBS

can

claim

a

heritage

of

consolidation

encompassing

more

than

500

different

firms,

from
cantonal

and

regional

banks

that

needed

saving,

to

wealth

managers

and

Wall

Street

brokerages.

Many

of

these
enterprises contribute

to the

DNA of

today’s UBS.

Credit Suisse,

adding its

own legacy

brands such

as Schweizerische
Kreditanstalt, First

Boston, Bank

Leu and

Swiss Volksbank

,

joins a

family of

historic franchises,

including PaineWebber,
S.G. Warburg, Swiss Bank Corporation and Union Bank of Switzerland

,

to name just a few.
Integration at pace
Since

the

acquisition

closed

in

June

2023,

we

have

been

off

to

a

strong

start

in

enabling

Credit

Suisse’s

market-
competitive franchises and

talented people to

flourish and make

us even stronger.

Our immediate focus

was on stabilizing
Credit Suisse’s client base and employees. At the

same time, we began swiftly executing our integration plans,

which we
aim to substantially complete by the end of 2026.

We made significant progress on

these ambitions in 2023. We

decided to integrate Credit Suisse

(Schweiz) AG, following
a careful review of strategic options, and defined the new

Non-core and Legacy perimeter.

Annual Report 2023 |
Letter to shareholders

3
We experienced robust momentum in our client win-back initiatives, as evidenced by net new assets of USD 77 billion in
Global Wealth Management and USD 77 billion

of net new deposits across Global Wealth

Management and Personal &
Corporate Banking since the close. This enabled us to terminate and hand back Swiss government support at the end of
August. We also repaid Credit Suisse’s emergency liquidity

facilities, generating substantial funding cost efficiencies. We were also encouraged by the high demand for our first

additional tier 1 capital bond issue since the acquisition.
The support that

investors extended

to us during

2023 has given

us confidence

and energy as

we embark

on the

next
phase of the integration. Total shareholder returns

in 2023 were 56%
1

including dividends, compared to a 7% return for
the Swiss Market

Index
2

and 20% for

the STOXX Europe

600 / Banks.
3

In addition, our

cost of funding

improved, with
5-year credit

default swap

spreads for

UBS AG

tightening from

78 basis

points at

year-end 2022

to 53

basis points

at
year-end 2023.
In 2024, we will continue

to restructure and optimize

the assets we acquired.

Completing the merger

of our significant
legal entities

by the

end of

the third

quarter

of 2024,

subject to

regulatory

approvals,

is a

key step

in enabling

us to
unlock the next phase of the cost, capital and funding synergies that we expect to realize in 2025 and 2026.
Our financial performance and capital position in 2023
UBS

achieved

underlying

profitability

in

2023,

despite

the

fact

that

Credit

Suisse

was,

and

remains,

structurally

loss
making. Following

the publication

of our unaudited

fourth quarter

2023 financial report

on 6 February

2024, we

have
refined our acquisition-date fair value estimates. This has resulted in certain adjustments to our financials. Full-year profit before tax therefore stood at

USD 28.7 billion, including USD 27.7

billion of negative goodwill.

Capital strength is a key
pillar of our strategy, and

we remain committed to maintaining

a balance sheet for all

seasons. Our common equity tier 1
(CET1) capital ratio

increased to 14.4%

at year-end,

comfortably above

our guidance

as we expect

to maintain a

CET1
capital ratio of

around 14% throughout the

integration timeline. Our

year-end CET1 ratio

supports us in

building capacity
for higher

capital returns

while, at

the same

time, it

prepares

us to

absorb integration

charges as

we integrate

Credit
Suisse. The CET1 leverage

ratio was 4.6%, also

in excess of our

guidance. We maintained

healthy liquidity buffers

with
a liquidity coverage ratio of 216% and a net stable funding ratio of 125%.
Setting UBS’s trajectory for years to come
UBS today

boasts an

appealing business

mix that

stands out

among global

peers. The

integration of

Credit Suisse

has
further shifted

us toward

Global Wealth

Management, Asset

Management and

Personal &

Corporate Banking.

Over a
third

of

our

risk-weighted

assets

(RWA)

are

dedicated

to

our

Global

Wealth

Management

and

Asset

Management
businesses,

which

are

attractive

from a

risk,

growth

and

capital

perspective.

These

businesses

generated

60%

of our
revenues in 2023. Roughly another

third of our RWA are in Personal

& Corporate Banking in Switzerland,

a prosperous,
stable and well-diversified economy with low historic credit losses.

In the Investment Bank,

we have gained accretive

expertise in global banking

in key sectors such

as technology, health-
care and

financial sponsors.

In markets,

we bolstered

our capabilities

in services

that

are most

relevant to

our

clients,
including execution and research coverage. While we now have a broader and more diversified business, we reduced the
overall weighting of the Investment Bank to no more than 25%

of group RWA.
Our complementary footprints in Asia Pacific have reinforced our leading position in the fastest-growing wealth market.
With USD 645 billion in

invested assets in Global

Wealth Management, we

have scale as the

largest wealth manager in
the

region,

supported

by

our

premium

brand,

a

strong

Investment

Bank

with

leading

research

capabilities

and

our
significant China presence.

We expect

Global Wealth Management

margins in the

region to eventually

exceed 40% as
we capture the benefits of our leadership positions and

integration-related synergies.

In the US, our other key wealth

management growth market, we

have scope to improve our profitability,

also thanks to
our strengthened investment bank and

asset management franchises. In addition, over

the next three years,

we will build
out our

core banking

infrastructure in

the US

to provide

clients with

a more

comprehensive loan

and deposit

offering,
and roll out more products and services to ultra high net

worth, family and institutional wealth clients.

We will

further

leverage

our advisory

capabilities

in the

US through

our global

Chief

Investment

Office

platform.

Our
international clients who have interests in the

US will benefit from better access to

our American advisors and products.
These

actions

will

help

produce

mid-teen

profit

margins

by

the

end

of

2026

and

put

us

in

a

position

to

explore
opportunities to further narrow the gap to our peers.
1
Total shareholder returns based on shares in Swiss francs
2

Swiss Market Index SMI TR (SMIC), source: SIX Group AG
3

Based on delta price, source: FactSet

Annual Report 2023 |
Letter to shareholders

4
Colm Kelleher
Chairman of the Board of Directors
Sergio P.

Ermotti

Group Chief Executive Officer
Fit for the future
We

intend

to

remain

at

the

forefront

of

technological

change,

providing

a

more

personalized,

relevant,

on-time

and
seamless experience for our clients. We will continue to invest and innovate to benefit our clients and shareholders.
While we remain focused on providing world-class digital-led solutions,

recent geopolitical, macroeconomic and societal
shifts have highlighted the relevance

of our core values such as superior

service, security and stability. We

are convinced
that technology

will continue

to boost

our ability

to help

our clients

manage risks

and capture

opportunities

in

good
times as well as during moments of economic uncertainty

and geopolitical instability.

Most importantly,

however, it

will be

our employees

that determine

our future

success as

they continue

to shape

our
bank for clients and shareholders

today and generations to come.

We want our employees to

be able to build long and
successful careers,

driving innovation

for our

stakeholders. Investing

in our

people and

culture therefore

remains a

key
priority. Together with Credit Suisse, we invested more than

USD 100 million in training activities in 2023.
Our targets and capital returns
While our financial

progress in the

integration of Credit

Suisse will not

be delivered in

a straight line,

our ambitions are
clear. We aim to

realize an underlying return

on CET1 capital of

around 15% and a

cost-to-income ratio of less

than 70%
as we exit 2026.

By the end

of 2028, we endeavor

to achieve a

return on CET1

capital of around

18%. We expect

the
execution of our integration plans and the run-down

of Non-core and Legacy to result in around

USD 13 billion in gross
cost saves by the end

of 2026, with around

45% of the cumulative

gross cost reductions expected

by the end of

2024.
This

will

provide

us

with

capacity

to

invest

in

talent,

products

and

services,

and

reinforce

the

resilience

of

our
infrastructure.
As we

follow through on

the integration, we

remain focused on

client retention and

win-back initiatives, while

also taking
actions to improve

capital efficiency. We will

aim to capture around

USD 100 billion of net

new assets per

annum through
2025, building to around

USD 200 billion per

annum by 2028 and

surpassing USD 5 trillion

of invested assets in

Global
Wealth Management by the end of 2028.
In 2023, we

bought back USD

1.3 billion of

our shares before

the acquisition required

us to temporarily

suspend share
repurchases. In

2024, we

expect to

repurchase up to

USD 1 billion

of our

shares, commencing

after the

completion of
the merger of UBS AG and Credit Suisse AG, which is expected to occur by the end of the second quarter of 2024.

At the

upcoming Annual

General Meeting

(AGM), the

Board of

Directors intends

to propose

an ordinary

dividend per
share

of

USD 0.70

for

the

2023

financial

year,

a

27%

year-on-year

increase.

We

remain

committed

to

progressive
dividends and are accruing for a mid-teen

percentage increase in the dividend per

share for the 2024 financial year. Our
goal is for share repurchases to exceed our pre-acquisition

levels by 2026.

Annual Report 2023 |
Letter to shareholders

5
Our sustainability ambition
We

remain

steadfast

in

our

ambition

to

be

a

global

leader

in

sustainability.

This

is

underpinned

by

our

continued
commitment to supporting our

clients in the

transition to a low-carbon

world, leading by example

in our own

operations,
and sharing our lessons learned along the way.

Recognizing the

acquisition

of Credit

Suisse

has

increased

our exposures

to certain

carbon-intensive

sectors,

we

have
expanded our Sustainability & Climate Risk framework

and associated processes to reflect the

full suite of activities of

the
combined

business

and

ensure

a

consistent

approach.

We

have

also

moved

swiftly

to transition

portfolios

in

carbon-
intensive sectors that do not align with our approach and risk appetite into Non-Core and Legacy to be managed off our
balance sheet over time.
In addition, we have established

new baselines and set decarbonization

targets for 2030 across seven

key sectors: fossil
fuels, power generation, iron and steel, cement, Swiss residential real estate, Swiss commercial real estate, and shipping, using the latest

science-based pathways

available to us.

We believe these

targets are among

the most ambitious

in the
industry. By

way of

example, our

target for

the fossil

fuel sector

is to

reduce our

absolute financed

emissions by

70%
from the 2021 baseline to 2030.
We are

proud of

the progress we

have made

so far.

We remain

committed to

our ambition

to achieve

net-zero greenhouse
gas (GHG) emissions across our scope 1 and 2, and specified scope 3 activities by 2050, with decarbonization targets for
2025,

2030

and

2035.

At

the

same

time,

we

fully

acknowledge

we

have

more

work

to

do,

in

phasing

in

additional
scope 3

activities

and

further

embedding

our

new

targets.

For

more

information,

please

refer

to

our

UBS

Group
Sustainability Report 2023.
By working collectively,

philanthropists and public

and private organizations

have the potential

to create lasting

change
and maximize a

positive impact for

people and planet.

To this end, we

also provide comprehensive

advice, insights and
execution

services, working

with our

clients

and finding

ways to

tackle

some of

the

world’s

most pressing

social and
environmental

problems.

We

aim

to

mobilize

USD 1

billion

in

philanthropic

capital

and

positively

impact

more

than
26.5 million people by 2025 (cumulative total since 2021).

In

2023,

the

UBS

Optimus

network

of

foundations

raised

USD 328

million

in

donations,

including

UBS

matching
contributions, and committed USD 306 million

in grants from Optimus. Our engagement

addressed humanitarian crises
around the

globe in

2023. Optimus

also continued

to distribute

the USD 56

million raised

for the

Ukraine Relief

Fund
launched in 2022. To date, USD 43 million has been granted

to our partners on the ground.
Lessons learned
The failure of

Credit Suisse and

some US regional

financial institutions in the

first half of

2023 will unquestionably provide
global investors,

managers, policymakers

and regulators

alike with

important lessons.

Most of

the post-mortems

from
regulators and expert bodies since March 2023 have devised specific recommendations in the areas of supervision,

stress
testing,

liquidity

and

accountability.

We

endorse

many

of

these

targeted

adjustments

and

will

continue

to

actively
contribute to this discussion.

But having analyzed

the causes of

Credit Suisse’s troubles

following the takeover,

we have some

clear takeaways. First,
there can

be no

regulatory solution

for a

broken business

model. That

is a

job for

executives and

managers who

must
also be held accountable by engaged shareholders. And

second, trust cannot be regulated.

Furthermore, it was

not a lack

of capital that

forced Credit Suisse into

a historic weekend

rescue. The capital

requirements
for G-SIFIs have

been transformed over

the past 15

years, bolstering the

resilience of the

world’s largest banks

and the
safety of the financial system.

Effective loss-absorbing capacity

increased around 20-fold since the

2008 global financial
crisis, and at our firm now is around USD 200 billion.

The

fact

that

we

were

in

a

position

to

rescue

Credit

Suisse,

despite

both

firms

operating

under

the

same

regulatory
regime, shows the framework

and capital requirements

were not the problem.

This has also been

confirmed by various
international and domestic experts. Therefore, we welcome the ongoing analysis by the Swiss parliamentary commission into the collapse of

Credit Suisse, so that appropriate

and focused actions can

be taken both in

respect of how regulation
is potentially fine-tuned and subsequently

implemented.

Annual Report 2023 |
Letter to shareholders

6
A pillar for Switzerland
There

has

been

much

debate

about

our

size

relative

to

the

Swiss

economy

and

its

impact

on

competition.

We

are
convinced that

our size and

business model

are fit

for the purpose

for which they

are intended:

to act

as an engine

of
credit creation and prosperity to our clients and the economies we serve.

It is important to

consider the composition and

risk profile of the

balance sheet, as not

every position represents the

same
risk. We hold

around 20% of total

assets in high-quality liquid

assets and another 15%

in private client

mortgages, which
bear very low risk. When looking at

the risk profile of a balance sheet,

it is crucial to look at risk-weighted

assets, which
totaled around

USD 547 billion

at year-end

and are

expected to

further decrease.

We expect

our Group

RWA to

be at
around

USD 510

billion

by

the

end

of

2026,

which

are

supported

by

our

strong

capital

position,

including

around
USD 200 billion of loss-absorbing capacity.
The collapse

of Credit

Suisse unleashed

an extraordinary

race for

clients, talent

and market

share in the

Swiss banking
market. This is

the ultimate proof

that the competition provided

by both domestic

and foreign banks active

in Switzerland
is robust.

Over the past decade,

UBS, Credit Suisse and

our combined staff paid

around CHF 25 billion

in Swiss taxes and

bought
some

CHF 3.5

billion

in

goods

and

services

in

Switzerland

as

well.

Last

year

we

collectively

offered

more

than

2,300
trainee positions – a number we pledge to maintain in 2024 as well.

We are convinced

that the acquisition

will make us

an even better

diversified and stronger

pillar in Switzerland,

and an
even more reliable economic partner, employer and taxpayer

in the communities where we operate.
The 2024 Annual General Meeting
At the

upcoming AGM,

we are

proposing Gail

Kelly for

election to

the Board

of Directors

as Dieter

Wemmer will

not
stand for re-election after eight

years of Board membership.

We thank him for

his invaluable collaboration and

significant
contribution

to the

strong

governance

at

our firm.

Gail

has an

outstanding

reputation

as

one of

the

most

influential
voices in the Asia-Pacific financial industry and

an acknowledged leader. She is recognized as

an excellent bank CEO who
successfully navigated

a merger.

You will

also be

asked to

vote on

our first

combined UBS

Group Sustainability

Report
and the proposed increase in dividends.

We are excited about our

long-term value proposition.

Our strategy is clear and augmented

by the acquisition of

Credit
Suisse. We have

an opportunity to

create an even

better experience for

clients while generating

sustainably higher returns
on capital and allowing us to provide you, our shareholders,

with attractive shareholder returns.
Thank you

for your

support in

one of

the most

decisive years

in our history.

We look

forward to

your feedback

and to
welcoming you to the 2024 AGM, which will take place

on 24 April in Basel, Switzerland.
Yours sincerely,

Colm Kelleher

Sergio P. Ermotti
Chairman of the Board of Directors

Group Chief Executive Officer

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
UBS Group. UBS Group AG shares are listed on the SIX Swiss

Exchange and
on the New York Stock Exchange (ISIN CH0244767585; CUSIP H42097107).
UBS Group AG owns 100% of the outstanding shares in

UBS AG and Credit
Suisse AG.
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
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team, a unit

of the Group Company Secretary’s office,
manages relationships with shareholders
and the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related

inquiries in the US.
Computershare Trust Company NA

PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Corporate calendar UBS Group AG
More information about future publication dates is

available at
ubs.com/global/en/investor-relations/events/calendar.html
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2024. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

Annual Report 2023

9
Our key figures
As of or for the year ended
USD m, except where indicated 31.12.23 31.12.22 31.12.21
Group results
Total revenues

40,834

34,563

35,393
Negative goodwill

27,748
Credit loss expense / (release)

1,037

29

(148)
Operating expenses

38,806

24,930

26,058
Operating profit / (loss) before tax

28,739

9,604

9,484
Net profit / (loss) attributable to shareholders

27,849

7,630

7,457
Diluted earnings per share (USD)
1

8.45

2.25

2.06
Profitability and growth
2,3,4
Return on equity (%)

37.4

13.3

12.6
Return on tangible equity (%)

41.3

14.9

14.1
Underlying return on tangible equity (%)
5

4.1

12.8
Return on common equity tier 1 capital (%)

42.3

17.0

17.5
Underlying return on common equity tier 1 capital (%)
5

4.2

14.6
Return on leverage ratio denominator, gross (%)

2.9

3.3

3.4
Cost / income ratio (%)
6

95.0

72.1

73.6
Underlying cost / income ratio (%)
5,6

87.2

74.5
Effective tax rate (%)

3.0

20.2

21.1
Net profit growth (%)

265.0

2.3

13.7
Resources
2
Total assets

1,717,246

1,104,364

1,117,182
Equity attributable to shareholders

86,108

56,876

60,662
Common equity tier 1 capital
7

78,485

45,457

45,281
Risk-weighted assets
7

546,505

319,585

302,209
Common equity tier 1 capital ratio (%) 7

14.4

14.2

15.0
Going concern capital ratio (%)
7

16.9

18.2

20.0
Total loss-absorbing capacity ratio (%)
7

36.5

33.0

34.7
Leverage ratio denominator
7

1,695,403

1,028,461

1,068,862
Common equity tier 1 leverage ratio (%)
7

4.6

4.4

4.2
Liquidity coverage ratio (%)
8

215.7

163.7

155.5
Net stable funding ratio (%)

124.7

119.8

118.5
Other
Invested assets (USD bn)
3,9,10

5,714

3,981

4,614
Personnel (full-time equivalents)

112,842

72,597

71,385
Market capitalization
11,12

107,355

65,608

66,684
Total book value per share (USD)
11

26.83

18.30

17.84
Tangible book value per share (USD)
11

24.49

16.28

15.97
1 Refer to “Share information and earnings per share” in the “Consolidated financial statements” section of this report for more information.

2 Refer to the “Targets, capital guidance and ambitions” section of this report for more information

about our performance

targets.

3 Refer to “Alternative

performance measures” in the

appendix to this report

for the definition and

calculation method.

4 Profit or loss information
for 2023 includes seven months (June to December

2023, inclusive) of Credit Suisse data for the

return measures.

5 Refer to the “Group performance” section of

this report for more information about underlying
results.

6 Negative goodwill is not used in the calculation as it is presented in a separate reporting line and is not part of total revenues.

7 Based on the Swiss systemically relevant bank framework as of 1 January
2020. Refer to the “Capital, liquidity and funding, and balance sheet” section of this report for more information.

8 The disclosed ratios represent averages for the fourth quarter of each year presented, which were calculated based on

an average of

63 data points in

the fourth quarter

of 2023, 63 data

points in the fourth

quarter of 2022

and 66 data points

in the fourth quarter

of 2021. Refer

to the “Capital,

liquidity and
funding, and balance sheet”

section of this report

for more information.

9 Consists of invested

assets for Global Wealth

Management, Asset Management

and Personal &

Corporate Banking. Refer

to “Note 32
Invested assets and net new money” in the “Consolidated financial statements” section of this report for more information.

10 Starting with the second quarter of 2023, invested assets include invested assets from associates in the Asset Management business division,

to better reflect the business strategy.

Comparative figures have been restated to

reflect this change.

11 Refer to “UBS shares” in the “Capital, liquidity and
funding, and balance sheet” section of this report for more information.

12 In the second quarter of 2023, the calculation of market capitalization was amended to reflect total shares issued multiplied by the share price at the end of

the period. The calculation

was previously based on

total shares outstanding multiplied

by the share price at

the end of the

period. Market capitalization

has been increased by

USD 7.8bn as of
31 December 2022 and by USD 5.5bn as of 31 December 2021 as a result.
Adjustment made within the IFRS 3 measurement period after

publication of the fourth quarter 2023
report
The acquisition of the Credit Suisse Group

in the second quarter of 2023 resulted

in provisional negative goodwill of
USD 28.9bn. Following

the publication

of the

unaudited fourth

quarter

2023 report

on 6

February

2024, UBS

has
refined its acquisition-date

fair value estimates

in accordance with

the 12-month measurement

period requirements
provided by IFRS 3, Business Combinations . This has resulted in an adjustment of USD 1.2bn, decreasing the negative goodwill to USD

27.7bn. As a result,

2023 operating profit before tax

and 2023 net

profit attributable to shareholders
decreased by USD 1.2bn, basic earnings

per share decreased by USD 0.38 to USD

8.83 and diluted earnings per share
decreased by USD 0.36 to USD 8.45. In addition, the

CET1 capital ratio decreased to 14.4% from

14.5%.
›
Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the “Consolidated financial

statements” section
of this report for more information

Annual Report 2023

10
Alternative performance measures
An alternative

performance measure (an

APM) is

a financial

measure of historical

or future financial

performance, financial
position

or

cash

flows

other

than

a

financial

measure

defined

or

specified

in

the

applicable

recognized

accounting
standards or in other

applicable regulations. We report a number

of APMs in

the discussion of

the financial and operating
performance of the Group, our business divisions and Group Items. We use APMs to provide a more complete picture of our

operating

performance

and

to

reflect

management’s

view

of

the

fundamental

drivers

of

our

business

results.

A
definition of each

APM, the method

used to calculate

it and the

information content

are presented

under “Alternative
performance measures” in

the appendix to this report.

Our APMs may qualify as

non-GAAP measures as

defined by US
Securities

and Exchange

Commission

(SEC)

regulations.

Our underlying

results

are

APMs and

are

non-GAAP

financial
measures.
›
Refer to the ”Group performance” section of this report and

to “Alternative performance measures” in

the appendix to this report
for additional information about underlying results
Terms used in this report, unless the context requires

otherwise
”UBS,” ”UBS Group,” “UBS Group AG consolidated,”
“Group,” “the Group,” “we,” “us” and

“our”
UBS Group AG and its consolidated subsidiaries
“UBS Group excluding the Credit Suisse

AG sub-group”
All UBS Group entities, excluding the Credit

Suisse AG
sub-group

“UBS Group excluding Credit Suisse” and

“UBS sub-group”
All UBS Group entities, excluding Credit

Suisse AG and its
consolidated subsidiaries, Credit Suisse Services AG,

and
other small former Credit Suisse Group entities

now
directly held by UBS Group AG
“UBS AG,” “UBS AG consolidated“ and “UBS AG sub-
group”
UBS AG and its consolidated subsidiaries

“Pre-acquisition UBS”
UBS before the acquisition of the Credit

Suisse Group

“Credit Suisse AG,” “Credit Suisse AG consolidated”

and “Credit Suisse AG sub-group”
Credit Suisse AG and its consolidated subsidiaries
“Credit Suisse Group” and “Credit

Suisse Group AG
consolidated”
Credit Suisse Group AG and its consolidated

subsidiaries,
before the acquisition by UBS

“Credit Suisse” and “Credit Suisse sub-group” Credit Suisse AG, its consolidated subsidiaries, Credit
Suisse Services AG, and other small former Credit Suisse
Group entities now directly held by UBS Group

AG
“UBS Group AG” and “UBS Group AG

standalone”
UBS Group AG on a standalone basis
“Credit Suisse Group AG” and “Credit

Suisse Group AG
standalone”
Credit Suisse Group AG on a standalone basis
“UBS AG standalone” UBS AG on a standalone basis
“Credit Suisse AG standalone” Credit Suisse AG on a standalone basis
“UBS Switzerland AG”
UBS Switzerland AG on a standalone basis

“UBS Europe SE consolidated”
UBS Europe SE and its consolidated subsidiaries

“UBS Americas Holding LLC” UBS Americas Holding LLC and its consolidated subsidiaries

“Pre-acquisition Global Wealth Management” The UBS Global Wealth Management business division before the acquisition of the Credit Suisse

Group (data, if
any, from

before the date of the acquisition of the Credit
Suisse Group)
“UBS AG Global Wealth Management”
The Global Wealth Management business division

of UBS
AG and its consolidated subsidiaries
“Wealth Management (Credit Suisse)” The Wealth Management business division of Credit
Suisse AG and its consolidated subsidiaries

Annual Report 2023

11
Terms used in this report, unless the context requires

otherwise (continued)

“Pre-acquisition Personal & Corporate Banking”
The Personal & Corporate Banking business division
before the acquisition of the Credit Suisse

Group (data, if
any, from

before the date of the acquisition of the Credit
Suisse Group)
“UBS AG Personal & Corporate Banking” The Personal & Corporate Banking business division of
UBS AG and its consolidated subsidiaries
“Swiss Bank (Credit Suisse)”
The Swiss Bank business division of Credit Suisse

AG and
its consolidated subsidiaries
“Pre-acquisition Asset Management”
The Asset Management business division before

the
acquisition of the Credit Suisse Group

(data, if any,

from
before the date of the acquisition of the Credit

Suisse
Group)
“UBS AG Asset Management” The Asset Management business division of UBS AG and its consolidated subsidiaries
“Asset Management (Credit Suisse)”
The Asset Management business division of Credit

Suisse
AG and its consolidated subsidiaries
“Pre-acquisition Investment Bank”
The Investment Bank business division before

the
acquisition of the Credit Suisse Group

(data, if any,

from
before the date of the acquisition of the Credit

Suisse
Group)
“UBS AG Investment Bank” The Investment Bank business division of UBS AG and its consolidated subsidiaries
“Investment Bank (Credit Suisse)”
The Investment Bank business division of Credit Suisse

AG
and its consolidated subsidiaries
“1m” One million, i.e., 1,000,000
“1bn” One billion, i.e., 1,000,000,000
“1trn” One trillion, i.e., 1,000,000,000,000
In this report, unless the context requires

otherwise, references to any gender shall

apply to all genders.

1. **Colm Kelleher**
Chairman of the Board of Directors / Chairperson of the Corporate Culture and Responsibility Committee / Chairperson of the Governance and Nominating Committee

4. **Mark Hughes**
Chairperson of the Risk Committee / member of the Corporate Culture and Responsibility Committee

6. **Nathalie Rachou**
Member of the Governance and Nominating Committee / member of the Risk Committee

7. **Fred Hu**
Member of the Governance and Nominating Committee

10. **William C. Dudley**
Member of the Corporate Culture and Responsibility Committee / member of the Risk Committee

11. **Claudia Böckstiegel**
Member of the Corporate Culture and Responsibility Committee

4
5
6
7
8
10
11
12
9
2
1
3

Our Board of Directors

The Board

of Directors

of UBS

Group AG

(the BoD),

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

strict dual-board structure,

as mandated

by Swiss

banking law, and

therefore the BoD

delegates
the

management

of

the

business

to

the

GEB.

As of

31 December

2023,

the

GEB,

under

the

leadership

of

the

Group

CEO,
consisted of 16

members.

It has executive

management responsibility

for the steering

of the Group

and its business,

develops
the strategies of the Group, business divisions and

Group Items, and implements the BoD-approved

strategies.
›
Refer to “Board of Directors” and “Group Executive Board” in the

“Corporate governance” section of this report

or to
ubs.com/bod

and
ubs.com/geb

for the full biographies of the members

of the BoD and the GEB

10
11
12
13
15
14
16
2
3
4
5
1
6
7
8
9

1. **Sergio P. Ermotti**
Group Chief Executive Officer

2. **Naureen Hassan**
President UBS Americas

3. **Suni Harford**
President Asset Management

4. **Robert Karofsky**
President Investment Bank

5. **Iqbal Khan**
President Global Wealth Management

8. **Barbara Levi**
Group General Counsel

9. **Edmund Koh**
President UBS Asia Pacific

10. **Mike Dargan**
Group Chief Operations and Technology Officer

12. **Michelle Bereaux**
Group Integration Officer

13. **Todd Tuckner**
Group Chief Financial Officer

14. **Christian Bluhm**
Group Chief Risk Officer

15. **Markus Ronner**
Group Chief Compliance and Governance Officer

16. **Ulrich Körner**
CEO of Credit Suisse AG

Annual Report 2023

16
Our evolution
Since our origins in the mid-19th century, more than 500 different firms have become part of the history of our firm and helped shape

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

US. Since 1964, we

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
In 2014,

we began

adapting our

legal entity

structure in

response to

too-big-to-fail requirements

and other

regulatory
initiatives.

First,

we

established

UBS

Group

AG

as

the

ultimate

parent

holding

company

for

the

Group.

In

2015,

we
transferred personal and

corporate banking

and Swiss-booked wealth

management businesses

from UBS AG

to the newly
established UBS Switzerland AG. That

same year,

we set up UBS Business Solutions

AG as the Group’s service company.
In 2016, UBS

Americas Holding

LLC became the

intermediate holding

company for

our US subsidiaries

and our wealth
management

subsidiaries

across

Europe

were

merged

into

UBS

Europe

SE,

our

Germany-headquartered

European
subsidiary.

In 2019, we merged UBS Limited, our UK-headquartered

subsidiary, into UBS Europe SE.
2023 was another defining moment in

our 162-year history as we acquired

the Credit Suisse Group, a global

systemically
important financial institution and a

major wealth manager headquartered in

Switzerland that was founded in 1856.

The
acquisition followed

a request

from the

Swiss Federal

Department

of Finance,

the

Swiss National

Bank and

the

Swiss
Financial

Market

Supervisory

Authority

(FINMA)

to

UBS

Group

AG

and

Credit

Suisse

Group

AG

to

duly

consider

the
acquisition in order

to restore necessary confidence

in the stability

of the Swiss

economy and banking system

and to serve
the best interests of the shareholders and stakeholders

of UBS and Credit Suisse.

The

acquisition

strengthened

our

position

today

as

a

leading

and

truly

global

wealth

manager,

the

leading

bank

in
Switzerland,

a global, large-scale and diversified asset manager, and a focused investment bank.
The chart below gives an overview of our principal legal entities and our legal entity structure.
›
Refer to ubs.com/history

for more information
›
Refer to the “Risk factors” and “Regulatory and

legal developments” sections of this report for more information
›
Refer to the “Acquisition and integration

of Credit Suisse” section of this report for more information

The legal structure of the UBS Group
1

Asian Private Banker, 23 January

2024.

Annual Report 2023 |
Our strategy, business model and environment

| Acquisition and integration of Credit

Suisse

17
Our strategy, business model and
environment
Management report
Acquisition and integration of Credit Suisse
Acquisition of Credit Suisse
On 12 June

2023, UBS

Group AG acquired

Credit Suisse

Group AG, succeeding

by operation

of Swiss law

to all

assets
and liabilities

of Credit

Suisse Group

AG, and

became the

direct or

indirect shareholder

of all

of the

former direct

and
indirect subsidiaries of Credit Suisse Group AG (the Transaction).

The acquisition followed a request from the Swiss Federal Department of Finance, the Swiss

National Bank and the Swiss
Financial Market Supervisory

Authority (FINMA) to

both firms

to duly

consider the Transaction

in order to

restore necessary
confidence in the stability of

the Swiss economy and banking

system and to serve the

best interests of the shareholders
and stakeholders

of UBS

and

Credit Suisse.

As a

result

of further

negotiations

and

supported by

distinct

government
guarantees and measures, the firms subsequently entered

into a merger agreement on 19 March 2023.

Upon the

completion

of the

Transaction,

each

outstanding

registered

Credit

Suisse

Group AG

share

converted

to the
right to

receive, subject

to the

payment of

certain fees

to the

Credit Suisse

Depositary in

the case

of Credit

Suisse American
depositary shares (ADS), a merger consideration consisting of 1/22.48 UBS Group AG shares. In aggregate, Credit Suisse
Group AG shareholders received 5.1%

of the outstanding UBS

Group AG shares on the acquisition

date, with a purchase
price of USD 3.7bn.
UBS

has

accounted

for

the

acquisition

as

a

business

combination

under

IFRS 3,
Business

Combinations
,

applying

the
acquisition method of accounting.

›
Refer to “Note 1 Summary of material accounting

policies” and “Note 2 Accounting for the acquisition

of the Credit Suisse Group”
in the “Consolidated financial statements” section

of this report
Integration of Credit Suisse
We are successfully executing our

integration plans. We have stabilized

the franchise and successfully won back,

retained
and grown client assets, as we have been entrusted with USD 77bn of net new assets since the acquisition. We achieved
underlying profitability,

which enabled

us to

pay down

the extraordinary

liquidity support

and to

voluntarily terminate
the loss

protection agreement

guaranteed by

the Swiss

government, reducing

our funding

costs by

around USD 550m
per quarter. On 22

March 2024, Credit Suisse (Schweiz)

AG repaid loans drawn

under the Emergency Liquidity Assistance
(ELA) facility, reducing the amount of loans outstanding under the ELA from CHF 38bn to CHF 19bn as of that date.
We
achieved around USD 4bn in exit rate gross cost savings as of the end of 2023 compared with the full year 2022 for UBS and the Credit Suisse Group combined. We

established the perimeter for

Non-core and Legacy, and our strategy for

the
wind-down of Non-core

and Legacy

led to reductions

of USD 12bn in

risk-weighted assets,

nearly 80% of

which came
from unwinds. We also provided

important clarity for all of

our stakeholders as we finalized

our target operating model
and initiated the restructuring

phase. We aim to substantially complete the integration

by the end of 2026.
Beginning with the third quarter of 2023,

we report five business divisions, reflecting the

way we manage our businesses
and engage

with clients:

Global Wealth Management,

Personal &

Corporate Banking, Asset

Management, the Investment
Bank, and Non-core and Legacy. We separately report

Group Items.
Non-core and Legacy

includes positions and

businesses not aligned

with our strategy

and policies. Those

consist of the
assets and

liabilities

that prior

to the

acquisition were

reported as

part of

the Capital

Release Unit

(Credit

Suisse) and
certain assets

and liabilities

of the

Investment Bank

(Credit Suisse),

Wealth Management (Credit

Suisse), Swiss Bank

(Credit
Suisse) and Asset Management (Credit Suisse) divisions, as well as of the Corporate Center (Credit Suisse). Also included are the remaining

assets and liabilities

of UBS’s

Non-core and

Legacy Portfolio,

previously reported

in Group Functions,
and smaller amounts of assets and liabilities of UBS’s

business divisions that we have assessed as not strategic

in light of
the acquisition of the Credit Suisse Group.
Legal structure integration
In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG, and both entities entered into a

definitive merger agreement. The completion of

the merger is subject

to regulatory approvals
and is expected to occur by the end of the second quarter of 2024.

We also expect to complete the transition to a single
US intermediate

holding company

in the

second quarter

of 2024

and the

planned merger

of UBS Switzerland

AG and
Credit Suisse (Schweiz) AG in the third

quarter of 2024.

Annual Report 2023 |
Our strategy, business model and environment

| Acquisition and integration of Credit

Suisse

18
Completing the

mergers of

our significant

legal entities

is a critical

step in enabling

us to unlock

the next

phase of

the
cost, capital and funding synergies that we expect to

realize in 2025 and 2026. These significant-legal-entity mergers are a prerequisite for the first

wave of client migrations and will

enable us to begin streamlining and

decommissioning legacy
Credit Suisse platforms in the second half of 2024.
Material weaknesses in internal control over financial reporting of the Credit Suisse Group
As a registrant

with the

US Security

and Exchange

Commission (the

SEC), UBS

Group is

subject to

requirements under
the

Sarbanes–Oxley

Act

of

2002

with

respect

to

financial

reporting.

This

requires

us

to

perform

system

and

process
evaluation and

testing of internal

control over

financial reporting

to enable

management to

assess the

effectiveness of
our internal controls. A

material weakness is a

deficiency or a

combination of deficiencies in

internal control over financial
reporting such that there is a

reasonable possibility that a material misstatement of

a registrant’s financial statements will
not be prevented or detected on a timely basis.

In March 2023, prior to acquisition

by UBS, the Credit Suisse

Group and Credit Suisse AG

disclosed that their respective
management had

identified three

material weaknesses

in internal

control over

financial reporting,

as a

result of

which
each of Credit

Suisse Group

and Credit Suisse

AG concluded that,

as of 31

December 2022,

their internal control

over
financial reporting was not effective and, for

the same reasons, had reached the

same conclusion regarding their internal
control over financial reporting

as of 31 December

2021. The material weaknesses

identified by Credit Suisse

related to
the

failure

to

design

and

maintain

an

effective

risk

assessment

process

to

identify

and

analyze

the

risk

of

material
misstatements in Credit Suisse financial statements and

the failure to design and maintain effective monitoring

activities
relating

to

(i)

providing

sufficient

management

oversight

over

the

internal

control

evaluation

process

to

support

the
company’s internal control objectives; (ii) involving

appropriate and sufficient management

resources to support the risk
assessment

and

monitoring

objectives;

and

(iii)

assessing

and

communicating

the

severity

of

deficiencies

in

a

timely
manner to those parties responsible for taking corrective action. These material weaknesses contributed to an additional material weakness,

as the

Credit Suisse

Group’s management

did not

design and

maintain effective

controls over

the
classification and

presentation

of the

consolidated

statement

of cash

flows under

US Generally

Accepted

Accounting
Principles

(“US

GAAP”).

Specifically,

certain

control

activities

over

the

completeness

and

the

classification

and
presentation of non-cash

items in the consolidated

statement of cash

flows were not

performed on a timely

basis or at
the appropriate level of

precision. This material weakness

resulted in the revisions

to Credit Suisse Group’s

consolidated
financial statements for the three years ended 31 December, 2021 as disclosed in its 2021 Annual Report.

Following the identification of the material weaknesses, Credit Suisse management initiated a remediation program and
further enhanced its processes and controls over financial reporting,

with the key remediation steps to date as follows.
With

respect

to

the

material

weakness

relating

to

the

US

GAAP

consolidated

statement

of

cash

flows,

Credit

Suisse
management performed a review of

the process to produce the

statement, including a third-party review

and, as a result,
enhanced controls within the process

and implemented additional controls, including senior

management reviews. Based
on the work

completed to

date, Credit

Suisse management

has assessed

that the

changes to

internal control

made to
address the material weakness relating to the classification and presentation of the consolidated statement of cash flows
are designed effectively,

but that additional time

is required to conclude

that these controls

are operating effectively

on
a sustainable basis.
With

respect

to

the

material

weaknesses

on

risk

assessment

of

internal

control

and

severity

assessment

of

control
deficiencies, Credit

Suisse has

implemented an

enhanced

severity assessment

framework

and additional

management
oversight of severity assessments. The changes to the

severity assessment process include updated training and guidance on the assessment

of the severity

of control deficiencies

as well as

increased management oversight and

quality assurance
over these assessments. In addition, Credit Suisse

has augmented its risk assessment process

and increased its testing of
controls. UBS has determined to complete

remediation of the internal control risk

identification and severity assessment
weaknesses by integrating Credit Suisse into the UBS

internal control risk assessment and evaluation framework in 2024.
The operating effectiveness of the

risk and severity assessment processes will

be assessed based on an evaluation

of the
2024 risk

assessment and

control testing

process. In

light of

the above,

Credit Suisse

management has

concluded that
the material weaknesses at Credit Suisse were not fully remediated at 31 December 2023.
The material weaknesses result in a risk that

a material error may not be detected by Credit

Suisse’s internal controls that
could result in a material misstatement to Credit Suisse’s reported financial results, which are consolidated in UBS Group
AG’s results.

Annual Report 2023 |
Our strategy, business model and environment

| Acquisition and integration of Credit

Suisse

19
Following the acquisition, UBS commenced a review of the processes and systems giving rise to the material weaknesses and the remediation program. In

addition to the measures

taken by Credit Suisse to

remediate the material weaknesses
described above,

UBS has

taken

measures to

mitigate

the

risk that

internal control

deficiencies at

Credit Suisse

could
result in material misstatements

to the UBS Group

financial statements. UBS has

separately tested Credit Suisse

internal
controls deemed higher

risk, established processes

for production, control

and review of IFRS

financial data from

Credit
Suisse’s US GAAP

based accounting systems

for inclusion in

the UBS Group

consolidation process (including

a separate
process for

preparation and

control of

the UBS

Group consolidated

statement of

cash flows),

and conducted

detailed
asset level valuation and substantiation reviews in connection with its purchase accounting.
Under guidance published by

the SEC, companies are

permitted to exclude the

processes and controls of certain

acquired
businesses from their assessment

of internal control over

financial reporting during the

year of acquisition. Accordingly,
UBS has excluded

Credit Suisse entities

from UBS management’s

assessment of internal control

over financial reporting
as of 31 December 2023.
Our strategy
UBS – who we are
UBS is a

leading and

truly global

wealth manager,

enhanced by

synergetic investment

banking and asset

management
capabilities, and the leading bank

in Switzerland. We enable people, institutions

and corporations to achieve their

goals
by providing financial advice and

solutions. We have a unique

capital-generative and well-diversified business model with
a strong competitive

position in our

target markets and an

attractive long-term outlook on

return on capital.

Our business
model, our

strong culture,

our respected

brand with

over 160

years of

history and

our capital

prudence have

made it
possible to both grow profits and deliver high return on

equity.
We are focused on driving sustainable long-term growth

while maintaining risk and cost discipline
Our objective is to generate value for our shareholders and clients by driving sustainable long-term structural growth

,

as
well as capital

returns. To accomplish

this, we are

building on

our scale, content

and solutions, while

remaining disciplined
on capital,

risk and

costs. Maintaining

a balance

sheet for

all seasons

remains the

foundation of

our success.

This will
give

us

the

capacity

to

invest

strategically

and

will

enable

us

to

deliver

against

our

financial

targets

and

commercial
ambitions, which are outlined in the “Targets, capital guidance and ambitions”

section of this report.
We benefit

from an

attractive business

mix, with

more than

one-third of

our risk-weighted

assets (RWA)

in our

global
asset-gathering Global Wealth Management

and Asset Management business divisions,

which are structurally attractive
from

the

risk,

growth

and

capital

consumption

perspectives

and

generate

more

than

half

of

our

revenues.

Roughly
another third

of our RWA

are in Personal

& Corporate

Banking in Switzerland,

an attractive,

stable and well-diversified
economy with

low historic

credit losses.

Furthermore, we

operate a

capital-efficient Investment

Bank business

division,
which is limited to less than 25% of Group RWA (excluding

Non-core and Legacy).
Moreover, we are

aiming to maximize our

impact and that

of our clients to create

long-term sustainable value.

We also
have a

responsibility toward

the communities

we serve

and our

employees. We

have outlined

selected environmental,
social and governance (ESG) aspirations, which should support our financial and commercial targets.
The acquisition of the Credit Suisse Group is accelerating our strategy
The acquisition of

the Credit Suisse

Group enhances our

client franchises by

increasing scale while

adding complementary
capabilities and gaining talent.

Our strategic focus remains

on building out our leading

global investment platform.

The
acquisition of the Credit Suisse Group enables

us to combine and optimize our resources

and to target investments that
enable us

to provide

superior levels

of client

service. Our

geographical growth

segments will

remain the

Americas and
Asia Pacific,

with Switzerland

remaining our

home market.

The acquisition

of the

Credit Suisse

Group will

further shift
our

business

mix

toward

wealth

management,

asset

management

and

our

Swiss

business.

The

acquisition

also
strengthens our investment banking capabilities, without

compromising our model, as the Investment

Bank will consume
a limited share of the Group’s RWA.

Annual Report 2023 |
Our strategy, business model and environment

| Our strategy

20
We have a global, diversified business model
Our invested

assets of

more

than USD 5trn

are regionally

diversified across

the globe.

We give

our clients

access

to a
broader, more

relevant and

customizable range of

solutions, which, together

with our

thought leadership

and capabilities,
position us well to

become their partner

of choice. Our strategic

ambitions are a reflection

of the outlook on

long-term
demographic and social trends affecting wealth distribution,

product demand and client experience.
Regionally, more than half

of our wealth management

clients’ invested assets

are in the US,

which is the largest

wealth
pool

globally,

with

solid

wealth

generation.

Here

we

are

a

top

player,

and

we

are

focused

on

improving

scale

and
profitability by

deepening our

relationships with

core clients

and by

building out

our digital-supported

capabilities and
banking platform.
In Asia

Pacific, which is

the fastest-growing wealth

market, we are

by far

the largest

wealth manager,
1

and we

are building
on that scale to drive growth. We are further developing our businesses in China and working to offer our capabilities in a more cohesive way to our clients in Southeast Asia.
In EMEA, we are

focused on improving profitability and driving

focused growth by optimizing our domestic

footprint and
providing holistic coverage for entrepreneurs.
Finally, in Switzerland,

we have

a highly integrated

business and

aim to reinforce

our position

as the

leading bank.

We
are

driving

our

digital

transformation,

improving

the

client

experience

and

focusing

on

capturing

selected

growth
opportunities.
Our growth plans are underpinned by cross-divisional

collaboration
We want to serve our clients as

one firm. The collaboration between our business

divisions is critical to the success of

our
strategy and is a source of competitive advantage. This collaboration also provides further revenue growth potential and
enables us

to better

meet client

needs in

our core

wealth and

global family

and institutional

wealth (GFIW)

segments
alike. Our

Asset Management

business division

provides clients

with a

broad offering

and exclusive

access to

premium
personalized services, while our

investment banking capabilities support our

growth plans across the client franchise

with
unique

insights, execution,

and risk

management.

Close

collaboration

between

our

businesses

adds

value

for

clients,
including

access

to

private

markets,

alternatives

and

ESG

products,

and

we

are

continuously

striving

to

enhance

our
holistic client offering.
Clients are at the center of everything we do
Helping clients

to achieve

their financial

and personal

goals is

the essence

of what

we do.

We aim

to differentiate

our
service by delivering a

client experience that is

personalized, relevant, on-time and

seamless. This is

our promise to clients.
With evolving client needs,

we are adapting by making

our wealth coverage more

needs-based, digital and effective.

In
wealth

management,

our

focus

remains

on

our

core

wealth

and

GFIW

clients,

while

expanding

our

coverage

of
entrepreneurs,

women

and

the

next

generation

of

wealthy

individuals.

We

are

launching

and

scaling

digitally
customizable services, enhancing personally advised wealth with digital support,

and expanding our custom offerings for
GFIW to cater for the different needs of our clients.
›
Refer to “Clients” in the “How we create value

for our stakeholders” section of this

report for more information
Sustainability drives our ambitions

We partner

with our

clients

to help

them

mobilize their

capital toward

a more

sustainable

world. Our

aim is

to meet
clients’ demands

for credible

sustainable offerings.

We want

to be the

financial provider

of choice for

clients that

wish
to

mobilize

capital

toward

the

achievement

of

the

United

Nations

Sustainable

Development

Goals

and

the

orderly
transition to a low-carbon economy,

including in Switzerland, where, as the leading bank, we are helping to finance this transition.
We are investing in our technology as an enabler for

client experience, simplicity and efficiency

The trusted

and personal

relationship with

our clients

across our

businesses is

evolving. Today,

our clients

expect us

to
provide

our

services

more

seamlessly

across

the

firm

in

a

personalized,

relevant

and

timely

fashion,

with

increasing
demand for services that are digital first and available anytime and anywhere. This presents an opportunity for us to fully embrace technology, through which we aim to differentiat

e

the firm.
We

continue

to

invest

in

technology,

such

as

Artificial

Intelligence,

with

the

goals

of

improving

efficiency

and
effectiveness, driving and enhancing growth and better serving our clients. We believe the continued optimization of

our
processes, our platforms, our organization and our capital resources will help us to achieve this.
1

Asian Private Banker,

23 January 2024.

Annual Report 2023 |
Our strategy, business model and environment

| Targets, capital guidance and ambitions

21
Targets, capital guidance and ambitions
In February 2024, we

announced our performance

targets and capital guidance

for the Group,

based on our execution
of the integration of Credit Suisse to date and the completion of our annual business planning process. We have also set
ambitions for each of the business divisions that collectively are building blocks toward achieving our targets.

The graphic below shows our updated financial targets, capital guidance and long-term ambitions.

We also aim to deliver exit rate gross

cost savings of approximately USD 13bn by the end of

2026 compared with the full
year 2022 for the combined organizations. Gross cost savings will create capacity to reinvest for growth and to enhance
the resilience of our infrastructure.

We expect Group

risk-weighted assets (RWA)

to be around

USD 510bn by the

end of 2026,

assuming constant foreign
exchange

rates,

including

an

estimated

USD 25bn

day-1

increase

for

the

finalization

of

Basel III

in

2025

(of

which
USD 10bn in

Non-core and

Legacy) and

an increase

of around USD

10bn in our

core businesses from

the alignment

of
Credit Suisse’s

risk models

to those

of UBS.

We expect

to offset

these increases

with RWA

reductions in

Non-core and
Legacy, with the remaining portfolio there representing around 5% of Group RWA at the end of 2026. We also expect a further net decrease in RWA of around USD 15bn resulting from business

-led actions to optimize returns on RWA in our
core businesses.
Additionally, we expect up to USD 1bn of funding cost sav

ings by 2026 compared with 2023 levels.
Our business divisions aim to achieve the following.
–
Global Wealth Management: surpass USD 5trn of invested

assets over the next five years, with around USD

100bn of
net new

assets annually

through

2025, building

to around

USD 200bn

annually

by 2028,

and an

underlying

cost /
income ratio of less than 70% by the end of 2026 (exit rate).
–
Personal & Corporate Banking: an underlying cost / income

ratio of less than 50% by the end of 2026 (exit rate).
–
Asset Management: an underlying cost / income ratio of

less than 70% by the end of 2026 (exit rate).
–
The

Investment

Bank:

an

underlying

return

on

attributed

equity

of

approximately

15%

through

the

cycle,

while
operating with no more than 25% of the Group’s RWA

(excluding Non-core and Legacy).
–
Non-core and Legacy:

an underlying pre-tax loss

of less than USD 1bn

(exit rate), underlying costs

of less than

USD 1bn
(exit rate) and a share of around 5% of Group RWA, all

by the end of 2026.
Our aspirations on environmental,

social and governance (ESG)

matters are set forth in “Our

focus on sustainability and
climate” in the “How we create value for our stakeholders” section of this report.
Performance

against

targets,

capital

guidance

and

ambitions

is

taken

into

account

when

determining

variable
compensation.
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
performance measures

Annual Report 2023 |
Our strategy, business model and environment

| Our businesses

22
Our businesses
We

operate

through

five

business

divisions:

Global

Wealth

Management,

Personal

&

Corporate

Banking,

Asset
Management,

the Investment Bank

and Non-core and

Legacy.

Our global reach and the breadth

of our expertise are the
major assets setting us apart from our competitors.

Our Group

functions are

support and control

functions that

provide
services

to

the

Group.

Virtually

all

costs

incurred

by

the

support

and

control

functions

are

allocated

to

the

business
divisions, leaving a residual

amount that we refer

to as Group Items

in our segment reporting.

Disclosures in this report
may refer to Group functions as Group

Items.

We see

joint efforts

as key

to our

growth, both

within and

between

business divisions.

We combine

our strengths

to
provide

our

clients

with

better,

innovative

solutions

and

differentiated

offerings,

for

example,

our

Global

Family

&
Institutional Wealth offering with integrated global coverage

.

Global Wealth Management

We are a leading and truly global

wealth manager and strive to

help our clients pursue what

matters most to them. We
are

focused on

serving

the

needs of

ultra

high and

high

net

worth

individuals through

trusted

relationships

with

our
advisors, while

expanding our

specialized services.

We offer

clients our

global reach,

our advisory

approach led

by the
Chief Investment

Office (the

CIO) and

access to

our platform

with its

broad array

of solutions,

alongside our

premium
brand.

The

acquisition

of

the

Credit

Suisse

Group

extended

our

leading

global

position,

by

contributing

approximately
USD 680bn in invested assets and more than 1,500 client

advisors globally to our business,
1

across all regions.
Organizational changes

During the first half

of 2023, we

took several steps to

simplify our organizational

structure into four

regions:

Americas,
EMEA, Asia

Pacific and

Switzerland. We

also unified

key solutions

and functions

under global

leads. This

will facilitate
further convergence and simplification of our global operating model,

while retaining the flexibility for local and regional
differences.
In June 2023, the

new Global Wealth Management leadership team

overseeing the combined business division following
the acquisition of the Credit Suisse Group was announced, including the creation of a new business unit, Global Wealth
Management Strategic

Clients, which is

focused on enabling

and delivering

to our strategic

clients globally, working

in
partnership with our regional business leaders and supported by senior client coverage teams.

How we do business
Our distinctive approach to wealth management helps our clients pursue what matters most to them by offering advice, expertise and solutions, and delivering on our client promise.
Our advice to clients is led by our global CIO, which produces the UBS House View , identifying investment opportunities designed to

protect and

increase our

clients’ wealth

over the

long term.

CIO views

drive investment

recommendations
for advisory

clients and investment

decisions for discretionary

clients representing more

than USD 1.6trn in

fee-generating
assets globally. Since

September 2023,

the full breadth

of CIO content

has been

made available to

clients and

advisors
across the entire firm, including Credit Suisse.

We make

available to

clients a

broad range

of securities

and investment

products. In

addition to

traditional equity

and
fixed-income securities, our investment

specialists source and craft

a range of investment products,

including separately
managed accounts (SMAs), structured products,

sustainable-

and impact-investing products, and

alternative investments.
Our alternative

investments offering

gives clients

access to

private markets,

including equity,

real estate

and other

real
assets,

and

investments

in

private

equity

funds

and

hedge

funds.

We

offer

our

own

private

equity

multi-manager
investments and enable clients to access selected single-manager funds and open-ended programs.

To

complement

this

advice,

we

provide

clients

with

advice

on

wealth

planning,

sustainability-focused

and

impact
investing, and corporate and banking services. Our specialist teams also advise on art and collecting, family strategy and
governance, philanthropy, next generation, and wealth transition.
Our Global Family

& Institutional Wealth

service model,

in collaboration with

the Investment Bank,

provides specialized
services to

meet the

needs of

family offices

and ultra

high net

worth clients.

For clients

with institutional-level

trading,
execution

and

clearing

needs,

our

Unified

Global

Markets

offers

access

to

the

full

capabilities

of

the

Global

Markets
business of the Investment Bank.

Chief Investment Office-led value chain

Clients
Listening to our clients' views and considering their risk profiles and their investment goals

Ideas in a UBS House View context
Well-researched investment advice, thought leadership.

Design of solutions
Solutions aligned with the UBS House View: discretionary and advisory mandates, alternatives, structured solutions, etc.

Communications
Transmission to clients and advisors.

Implementation and execution
Positioning of solutions by advisors, seamless execution. Tailored advice to clients.

The investment advice for and management of more than USD 1.6trn in fee-generating assets globally, underpinned by robust risk management.

Note: The Chief Investment Office develops a clear, concise and consistent investment assessment, the UBS House View, consisting of strategic asset allocation and tactical asset allocation.

Annual Report 2023 |
Our strategy, business model and environment

| Our businesses

23
In Asia Pacific and Switzerland, the
Direct Investment Insights

function on our online banking platform enables clients to
trade directly based on CIO insights via their smartphones

and other digital devices.
Advice Compass enables advisors to
conveniently identify

the most

relevant ideas

and solutions

for clients

during one-to-one

meetings. It

should be

noted
that the aforementioned products relate to the UBS AG

sub-group only.

To provide our clients with the

full breadth of investment management

products and solutions, our Global Lending

Unit
offers

extensive

mortgage,

securities-based

and

structured

lending

expertise,

catering

to

sophisticated

client

lending
needs.

›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
Our newly established Global Wealth Management Strategic Clients unit aims to deliver the best advice and guidance to our strategic client segments,

including business owners, female

clients, the next generation of

wealthy clients, athletes
and entertainers,

and multi-cultural investors. To

this end, we have developed

a dedicated approach and

resources with
specialized teams supporting our clients in achieving their

goals.
We are

investing in

our operating

platforms and

tools to

better serve our

clients’ needs,

improve their

experience, enhance
overall

advisor

productivity

and

improve

our

operational

resilience.

We

aim

to

make

our

services

faster

and

more
responsive and offer more

convenience to our clients.

For example, our Global

Wealth Management clients have invested
more than USD 9bn in UBS My Way
, our discretionary mandate solution that enables clients to customize their portfolio
themselves via the

UBS mobile banking

app. Additionally, we

continue to broaden

our offering across

asset classes and
themes,

collaborating

with

best-in-class

managers

across

the

most

relevant

strategies.

We

are

making

continuous
improvements to our direct-to-client digital offerings and have rolled out innovative new solutions, such as
UBS My Way
on mobile
, a next-generation

discretionary mandate

solution that now

enables clients to

tailor their investments

within
their risk profile to their individual preferences via their mobile device

s.
We

also

closely

collaborate

across

business

divisions

to

deliver

our

best

capabilities

to

clients.

Joint

efforts

with

the
Investment Bank, Asset Management and selected external partners enable us to offer clients broad access to financing,
global capital

markets

and

bespoke

portfolio

solutions.

For example,

in

the

US market,

the

SMA initiative

with

Asset
Management continues to gain momentum, with USD

158bn in assets under management.

Annual Report 2023 |
Our strategy, business model and environment

| Our businesses

24
Competition

Our main competitors fall

into two categories: competitors

with a strong

position in the Americas

but more limited global
footprints, such as Morgan Stanley,

JPMorgan Chase and Bank of America; and

competitors with international footprints
but with a

smaller presence than UBS in

the US, such as

Julius Baer,

BNP Paribas and HSBC.

We also compete with

fintech
firms

in

some

regions

and

products.

We

have

strong

positions

in the

largest

region

(the

US) and

the

fastest-growing
regions (Asia

Pacific and the

Middle East).

The size

of our global

franchise, bespoke cross-divisional

solutions and

premium
brand and reputation set us apart and would be difficult

to replicate.

1

As of 30 June 2023.

Personal & Corporate Banking
As the

leading

bank

in

Switzerland,

we

provide

a

comprehensive

range

of

financial

products

and

services

to

private,
corporate and institutional clients. Personal & Corporate Banking is the core of our bank in

Switzerland,

the only country
where we

operate in all

of our

business areas.

We are

fully committed

to our

home market,

as our leading

position in
Switzerland is crucial in terms of

sustaining our global brand and the stability

of our profits. Drawing on a

broad network
of branches and highly qualified client advisors, complemented by modern digital banking services and customer service
centers, we are able to serve more than

one-third of Swiss households and more

than 90% of large Swiss corporations.
Organizational changes
Following

the

acquisition

of

Credit

Suisse

Group AG

in

June

2023

and

based

on

a

thorough

strategic

review,

UBS
announced

on

31 August

2023

its

decision

to

fully

integrate

Credit

Suisse

(Schweiz) AG

with

UBS

Switzerland AG
through a merger of the two banks.

The legal merger of the two

entities is expected to be completed

in the third quarter
of 2024.
The Swiss Bank (Credit

Suisse) division is

being integrated into

Personal & Corporate

Banking, and the

newly combined
Swiss business is led

by the President UBS

Switzerland and President Personal

& Corporate Banking.

For the time being,
the Credit Suisse brand will remain in use in Switzerland and the Swiss Bank (Credit Suisse) division will continue to offer comprehensive

advice

and

a

wide

range

of

financial

solutions

to

private,

corporate

and

institutional

clients

primarily
domiciled in Switzerland. The Swiss Bank (Credit Suisse)

private clients business franchise serves high net worth,

affluent,
retail and

small business

clients. In

addition, consumer

finance services

are provided

through the

BANK-now subsidiary
and credit card brands through our investment

in Swisscard AECS GmbH. The corporate and institutional

clients business
of

Swiss

Bank

(Credit

Suisse)

serves

large

corporate

clients,

small

and

medium-sized

enterprises,

institutional

clients,
financial institutions,

and commodities traders. Part

of the Swiss Bank (Credit Suisse)

private clients business is expected
to be shifted to Global Wealth Management as part of the integration progress.

Annual Report 2023 |
Our strategy, business model and environment

| Our businesses

25
How we do business
We provide our personal banking clients with access to a comprehensive,

life-cycle-based offering. This includes a broad
range of basic

banking products,

from payments

to deposits,

cards and

convenient online

and mobile banking,

as well
as lending

(predominantly

mortgages),

investments and

retirement

planning

services.

In 2023,

UBS was

named

“Best
Bank in

Switzerland”

by
Euromoney

for the

ninth time

since 2012.

Personal

& Corporate

Banking works

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
Personal

&

Corporate

Banking

works

closely

with

the

Investment

Bank

to

offer

capital

market

and

foreign

exchange
products,

hedging

strategies,

and

trading

capabilities,

as

well

as

corporate

finance

advice.

In

cooperation

with

Asset
Management, we also provide fund and portfolio management

solutions.
In

2023,

we

continued

to

support

our

clients’

sustainability

ambitions.

In

the

corporate

client

segment,

we

further
expanded

our

client-centric

approach

and

focused

on

supporting

our

clients

by

advising

them

as

part

of

a

strategic
dialogue

and

launching

a

sustainability-linked

loan

for

multi-national

corporations.

We

also

took

positive

steps

in
providing transparency and sustainability insights to our private clients. With the launch of the carbon tracker in the UBS key4

mobile banking

app, clients

can see

an estimated

carbon footprint

for their

purchases with

UBS credit

and debit
cards

and

through

UBS

TWINT,

helping

them

navigate

the

carbon

footprints

of

their

purchases

in

a

relatively

simple
manner.
›
Refer to the UBS Group Sustainability Report 2023, available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters
We are

building stronger

relationships

with our

clients during

the life

cycle of

their property

ownership and

providing
services

along the

value

chain.

With

our

strategic

partner

Baloise,

we

offer
Houzy
,

a

leading homeowner

platform

in
Switzerland with a

nationwide network of

qualified craftsmen and

comprehensive services through

buying, renovation,
maintenance

and

sale

of

property.

Services

relating

to

property

transactions

and

promotion

financing

are

provided
through

our

partner,
Brixel
.

Our

exclusive

partnership

with

SMG

Swiss

Marketplace

Group

enables

us

to

extend

our
ecosystem network to Switzerland’s largest real estate portals,

such as Homegate and Immoscout24.
Our operations and our competitors
We operate

primarily in

our Swiss

home market,

where we

are organized

into 10

regions, covering distinct

Swiss economic
areas. We operate a multi-channel approach,

and we are constantly developing our digital and remote

channels.
In Personal Banking,

our main competitors

are the cantonal

banks, Raiffeisen,

PostFinance and

other regional and

local
Swiss banks; we also face competition from international neobanks and other national digital market participants. Areas of competition are basic banking services, mortgages and

foreign exchange, as well as investment mandates and

funds.
In the

corporate and institutional

business,

the cantonal banks

and globally

active foreign banks

are our

main competitors.
We compete

in basic banking

services, cash

management, trade

and export

finance, asset

servicing, investment

advice
for institutional clients,

corporate finance

and lending, and

cash and

securities transactions

for banks. We

also support
the international business

activities of our

Swiss corporate

clients through local

hubs in New

York, Frankfurt, Singapore
and the Hong

Kong SAR in

competition with globally active

foreign banks. No

other Swiss bank

offers its corporate

clients
local banking capabilities abroad.

Annual Report 2023 |
Our strategy, business model and environment

| Our businesses

26
Asset Management
Asset

Management

is

a

global,

large-scale

and

diversified

asset

manager.

We

offer

investment

capabilities

and

styles
across

all

major

traditional

and

alternative

asset

classes,

as

well

as

advisory

support

to

institutions,

wholesale
intermediaries and our Global Wealth Management

clients.
Our

strategy

is focused

on

capitalizing

on

the

areas

where

we

have

a

leading

position

and

differentiated

capabilities
(including alternatives,

sustainability,

indexed customization,

separately managed

accounts

(SMAs) and

key markets

in
Asia Pacific) in order to further drive profitable growth, while building on our strong business division partnerships across the Group.
Organizational changes
The acquisition of the Credit Suisse Group

Following

UBS’s

acquisition

of

the

Credit

Suisse

Group

in

2023,

we

are

now

one

of

the

leading

Europe-based

asset
managers,

with total

invested assets of

USD 1.6trn. The

combination of our

highly complementary businesses

strengthens
our positioning

across

key asset

classes and

growth

markets,

with greater

scale in

customized indexing,

an enhanced
offering in alternative investments (including a leading credit franchise) and an increased presence

in the US and Asia.
We are

bringing our two

organizations operationally together, with

a clear

goal to provide

our clients with

the full breadth
of our combined offering while ensuring a seamless transition and exceptional service.
Other organizational changes

In October 2023, we completed the sale of our 51% stake in UBS Hana Asset Management Co., Ltd. to Hana Securities,
after that firm exercised

its buyout option. Hana Securities now owns 100% of UBS

Hana Asset Management Co., Ltd.

In addition,

we completed

the acquisition

of the

40% minority

interest in

our real

estate joint

venture with

Aventicum
and

now

own

100%

of

the

business.

In

December

2023,

we

announced

the

sale

of

our

Brazilian

real

estate

fund
management business

to Patria

Investments; the

transaction

is subject

to the

approval of

the investors

in the

relevant
funds and customary anti-trust approvals.

We also transferred the management

of our three funds in Mexico

to Catena
Activos Alternativos and, with this sale, exited the asset

management business in this market.

How we do business

We offer clients

a wide range of

investment products and services

across all major

traditional and alternative asset

classes,
in the form

of segregated,

pooled or advisory

mandates, as well

as registered

investment funds

in various jurisdictions.
Our capabilities include equities, fixed income, hedge funds (single-

and multi-manager), real estate and private markets,
and indexed and alternative beta strategies,

including exchange-traded funds (ETFs), as

well as sustainable- and impact-
investing products and solutions.

We also

draw on

the breadth

of our

capabilities to

offer asset

allocation and

currency investment

strategies across

the
risk–return spectrum, customized multi-asset solutions,

and advisory and fiduciary services.
We continue to develop our award-winning 1

Indexed business globally, with a focus on customization, and provide client
solutions

across

equities,

fixed

income

and

commodities,

as

well

as

sustainability-focused

products.

Our

offering

also
includes a wide range of ETFs in Europe, Switzerland and

Asia.

In our

Real Estate

& Private

Markets

business, we

continue

to build

on our

global

scale, leading

core capabilities

and
highly differentiated sustainable-investing and specialized-thematic offering, including our Cold Storage, Energy Storage
and

Life

Sciences

strategies.

We

also

continue

to

expand

our

leading

multi-manager

capabilities

across

real

estate,
infrastructure and private equity, including the development of new products to meet the growing demand from wealth management

clients.

Sustainable and impact investing remain

key areas of interest for

our clients. In 2023, we further

expanded our offering
across asset classes and themes, including

new net-zero ambition products. We

launched our first sustainability-focused
fund of hedge funds strategy,

created in close collaboration with

Global Wealth Management.
We also partnered again
with Aon

to launch the

UBS Global

Emerging Markets Equity

Climate Transition Fund,

which tilts toward

emerging market
companies supporting the transition to a low-carbon economy,

while factoring in important social considerations.
Stewardship

is

a

fundamental

element

of

our

sustainability

strategy.

In

2023,

we

sharpened

our

five-year

climate
engagement

program’s

focus

and

also

aligned

our

voting

policy

to

our

evolved

climate

engagement

objectives.

In
addition, to

support our

increasing focus

on natural

capital, we

became a

founding member

of the

Nature Action 100
collaborative

engagement

initiative

and

joined

the

Principles

for

Responsible

Investment’s

Stewardship

Advisory
Committee for its initiative on nature.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters

Annual Report 2023 |
Our strategy, business model and environment

| Our businesses

27
We also continue to build on

our joint efforts with the other

business divisions, enabling our teams

to draw on the best
ideas,

solutions

and

capabilities

from

across

the

firm

in

order

to

deliver

high-quality

investment

performance

and
experiences

for

our

clients.

For

example,

in

2023

we

continued

to

expand

our

separately

managed

accounts

(SMA)
offering as part of

our joint initiative with

Global Wealth Management in

the US. In support

of this initiative, we

launched
the SMA Hub, a

new self-service portal

that enables financial

advisors to generate

custom client reports or

proposals in
only minutes.
Geographically, we are building on our extensive

and long-standing presence in the Asia Pacific

region, including China,
where we continue to capitalize on our on- and offshore

products and market presence, including our joint ventures.
To support

our growth,

we are

focused on

disciplined execution

of our

operational excellence

initiatives. This

includes
further

automation,

simplification,

process

optimization

and

offshoring

or

nearshoring

of

selected

activities,
complemented by continued enhancements to our platform and development of our analytics and data capabilities. One
example

is

our

Portfolio

Engineering

&

Trading

initiative,

which

will

streamline

trading

and

portfolio

implementation
across our

active and

index capabilities

through an

integrated technology

architecture.

It will

harmonize processes

and
enable further scalability of customization across asset classes.
Our operations and our competitors
Our business division is organized into

five areas: Client Coverage; Investments; Real

Estate & Private Markets; Products;
and the

COO area.

We cover

the main

asset management

markets globally,

and have

a local

presence in

25 locations
across four

regions: the

Americas; Asia

Pacific; EMEA;

and Switzerland.

We have

nine main

hubs: Chicago;

the Hong
Kong SAR; London; New York; Shanghai; Singapore; Sydney;

Tokyo; and Zurich.

Our main

competitors are global

firms with wide-ranging

capabilities and distribution

channels, such as

AllianceBernstein,
Allianz

Asset

Management,

Amundi,

BlackRock,

DWS,

Franklin

Templeton,

Invesco,

J.P.

Morgan

Asset

Management,
Morgan Stanley Investment Management, Schroders, SSGA Funds Management

and T. Rowe Price, as well as firms with
a specific market or asset-class focus.
1

Best ESG Fund House (Passive), ESG Clarity Awards 2023; Best ESG Emerging Market

Equity Fund (Passive), ESG Clarity Awards 2023.

Annual Report 2023 |
Our strategy, business model and environment

| Our businesses

28
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

of the

Group’s
capabilities to our clients. We do so with a disciplined

approach to balance sheet deployment and

costs.
Our priority is

providing high-quality execution

and seamless client

service, through an

integrated, solutions-led approach,
with disciplined growth in the advisory and execution businesses, while accelerating our digital transformation. In Global
Banking, we position ourselves as trusted advisors via our

client coverage and ability to provide access to the wider suite of UBS’s capabilities. In Global

Markets, we enable clients to

buy, sell and finance

securities on capital markets worldwide
and to manage their risks and liquidity.
Organizational changes
The acquisition of the Credit Suisse Group
The acquisition of

the Credit Suisse Group represented an acceleration

of the Investment Bank’s

existing growth strategy,
reinforcing

and strengthening

our coverage

and presenting

a

powerful opportunity

to enhance

capabilities

and

client
relevance in key products and regions.
An ambitious

integration timeline

for the

Investment Bank

has been

set, and

significant progress

has been

made with
the creation of the newly established

Non-core and Legacy division, which has

started the process of divesting assets.

We
are working

at pace

to migrate

clients and

positions to

the UBS

platform and

have concluded

our workforce

plans for
the combined Investment Bank.
The Credit Suisse franchise helps us

to build a more sustainable market

share in a range of products and

markets.

It will
enhance our capabilities, core products and services and enable us to deliver these products and services to an expanded
institutional

and

corporate

client

base.

The

Investment

Bank

will

be

better

positioned

to

serve

Global

Wealth
Management,

offering

differentiated

investment

banking

capabilities,

and further

enhance the

connectivity

with ultra
high net worth and Global Family & Institutional Wealth

clients.

The

combination

is

expected

to

drive

changes

in

our

future

revenue

footprint.

Our

increased

scale

will

enhance

our
competitive

positioning

within

each

region

and

product

set

and

rebalance

our

footprint.

The

Investment

Bank

has
historically been strong

in both

equities and

in the

Asia Pacific

region, while

having a

smaller footprint across

fixed income,
global banking, and the Americas.

The integration of the Investment Bank

(Credit Suisse) strengthens our presence in

the
Americas, particularly in global banking,

and represents an acceleration of our growth

strategy in the region.

In Global Markets,

we see the potential

to gain market share

in cash equities. We

will also aim to

capture market share
in global

equity derivatives,

with a

specific focus

on flow

derivatives, quantitative

investment strategies

and corporate
derivatives.
In Switzerland and EMEA,

the combination will reinforce our strong position in our domestic market.

Meanwhile, in Asia
Pacific, there is a

complementarity between UBS’s strength in China

and Australia and Credit Suisse’s

broader capabilities
across Southeast Asia.
Other organizational changes
In June 2023, Michael Ebert joined the

Investment Bank Management Forum as Head of Credit Suisse

for the Investment
Bank, as

well as

Head of

Americas for

the Investment

Bank. In

August 2023,

Marco

Valla

joined the

Investment Bank
Management Forum as Co-Head of Global Banking.
In October

2023, we

launched

our Strategic

Insights and

Advisory

team

in Global

Banking, our

content

and advisory
offering that brings

together the

expertise of the

UBS Strategic Insights

group and the

Credit Suisse Corporate

Insights
group.
In December 2023, we announced the formation of our Executive Client Group, which is aimed at advising our clients at the C-suite level on strategic matters and is intended to drive a broad array of transactions to enhance the impact of our
Global Banking coverage teams.

Annual Report 2023 |
Our strategy, business model and environment

| Our businesses

29
How we do business
Our business division consists

of two areas: Global

Banking and Global Markets,

which are supported by

Investment Bank
Research. Our global coverage model utilizes our

international industry expertise and product capabilities to meet clients’
emerging needs.
Our Global Banking business advises

clients on strategic business opportunities, such

as mergers, acquisitions and related
strategic matters, and helps them raise capital, in both

public and private markets, to fund their activities.
Our

Global

Markets

business

enables

clients

to

buy,

sell

and

finance

securities

on

capital

markets

worldwide

and

to
manage their risks and liquidity. We

distribute, trade, finance and clear

cash equities and equity-linked products,

as well
as

structuring,

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

in more than

20 countries and

with coverage

of more than

3,400 stocks in 49

different countries
1 .
The Strategic Insights

team provides timely

and relevant

information and insights

to help clients

quickly make decisions
regarding their most important questions.
We seek to develop new

products and solutions consistent

with our capital-efficient business

model, typically related

to
new technologies or changing market standards.
The Investment

Bank

offers

our clients

global advice

and access

to the

world’s

primary, secondary

and private

capital
markets,

including

through

an

extensive

array

of

sustainability-focused

advice,

products,

research

and

events.

The
Investment

Bank

is

focused

on

meeting

clients’

needs,

including

those

with

respect

to

environmental,

social

and
governance

(ESG)

considerations

and

sustainable

finance,

helping

to

reshape

business

models

and

investment
opportunities and to develop sustainable finance products and solutions.

In Global

Markets, we

develop products

and solutions

designed to

meet clients’

specific and

increasingly detailed

ESG
objectives. In carbon

emissions solutions, our

clients continued to

access solutions that are

linked to the

recently launched
UBS

Constant

Maturity

Commodity

Index

emissions

index,

as

well

as

those

that

are

available

via

our

execution

and
clearing capabilities for

carbon emissions futures.

We continued to

scale the number of

portfolio certificates linked

to a
range of sustainability and climate investment themes, despite challenging market conditions throughout 2023.
UBS is a founding

member of Carbonplace,

a marketplace platform

that seeks to

build infrastructure to

scale voluntary
carbon markets, with

the aim of

enabling firms such

as UBS to

offer clients the

ability to buy,

sell, hold and

retire voluntary
carbon credits.

In

Global

Banking,

ESG

is

a

core

component

of

many

corporate

business

strategies

and

a

key

tool

in

achieving
sustainability in business and corporate operating

models. As pressure from regulators and

other key stakeholder groups,
such as

customers, investors

and employees,

is increasing,

so is

the need

for transformation.

The ESG

Advisory

group
provides the necessary lens helping UBS’s clients assess ESG topics throughout the corporate life cycle.
UBS

arranged

USD 53.7bn

in

green,

social,

sustainability

and

sustainability-linked

themed

(GSSS)

bonds

through

102
deals

during

2023.
1

We

also

solidified

our

market

position

in

the

Swiss

franc-denominated

market

with

a

combined
market share of nearly 50%. 1

We have also built a strong position in the ESG-labelled local debt market in Brazil.
Our independent

ESG research

team collaborates with

UBS sector

analysts and
UBS Evidence

Lab

primary research

experts,
providing data-driven insights

into ESG-relevant questions. The

ESG research team

works to identify

touchpoints between
markets, society

and the

environment, and to

respond to

ESG issues as

they move

to the

center of

investors’ agendas.
UBS sector

lead analysts

authored a

variety of

our flagship
ESG Sector

Radar
reports, as

well as

a broad

range of
ESG
Company Radar
reports.
Our
ESG Company

Radar

research reports,

which we

launched in

2022, assess

the impact

of ESG

factors at

company
level,

and

we

continued

to

see

a

very

positive

client

response

to

those

reports.

Other

types

of

ESG

content

include
thematic

and

cross-sectoral

collaborations,
ESG

Keys

(which

covers

sustainable

investing

topics),

and

an

increasing
number of regional perspectives from our expanded ESG team, which works out of our offices in New York, London, the
Hong Kong SAR, Tokyo and Sydney.
›
Refer to the UBS Group Sustainability Report 2023, available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters

Annual Report 2023 |
Our strategy, business model and environment

| Our businesses

30
Our digital strategy harnesses technology to

provide access to sources of

unique, global liquidity, personalized advice and
differentiated content. The Investment Bank strives to be the digital investment bank of the future, focused on delivering innovation-led solutions, and

efficiencies for our

clients. As the

world around us changes,

our digital capabilities

aim to
harness emerging

technologies

and create

new products

and solutions,

which enable

our clients

to adapt

to evolving
market structures and achieve their investment goals.

Our

ambition

to

be

the

most

client-focused,

efficient

and

data-driven

investment

bank

is

being

realized

through

the
simplification of technology architecture, increased

speed and quality of

delivery and the attraction

of best-in-class talent.
As we look forward to the continued

evolution
of our digital capabilities, we will see increased adoption of technologies,
such as generative

artificial intelligence, the consistent

re-use of platforms

and products, and the

continued drive to make
progress in our overall strategic imperatives, with regard

to a new, combined Investment Bank.
Joint efforts between

the Investment Bank

and the other

business divisions (for

example, our work

with Global

Wealth
Management

on

our

new

Global

Family

&

Institutional

Wealth

coverage)

and,

externally,

strategic

partnerships

(for
example,

UBS

BB

jointly

with

Banco

do

Brasil,

focused

on

Latin

America)

continue

to

be

key

strategic

priorities.
Partnerships with Global Wealth Management and Asset Management enable us to provide clients with broad access to
financing, global

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
sheet.

Our

main

competitors

are

the

major

global

investment

banks

(e.g.,

Morgan

Stanley

and

Goldman

Sachs)

and
corporate

investment

banks

(e.g.,

Bank

of

America,

Barclays,

Citigroup,

BNP

Paribas,

Deutsche

Bank

and

JPMorgan
Chase). We also compete with boutique investment bank

s

and fintech firms in certain regions and products.
1

Statement relates to the UBS AG sub-group only.

Annual Report 2023 |
Our strategy, business model and environment

| Our businesses

31
Non-core and Legacy
In 2023,

we created

Non-core

and Legacy,

which includes

positions and

businesses not

aligned with

our strategy

and
policies. Those consist of the

assets and liabilities reported

as part of the former Capital

Release Unit (Credit Suisse)

and
certain assets

and liabilities

of the

former Investment

Bank

(Credit

Suisse),

Wealth

Management

(Credit

Suisse),

Swiss
Bank (Credit Suisse)

and Asset Management

(Credit Suisse) divisions,

as well as

of the former

Corporate Center (Credit
Suisse). Non-core

and Legacy

also includes

the remaining

assets and

liabilities of

UBS’s Non-core

and Legacy

Portfolio,
previously reported

in Group

Functions (now renamed

to Group

Items), and smaller

amounts of assets

and liabilities of
UBS’s business divisions that we have assessed as not strategic in light of the acquisition of the Credit Suisse

Group.
At the

end of

the second

quarter of

2023, the

positions included

in Non-core

and Legacy

represented USD 83.8bn

of
risk-weighted assets (RWA) and USD 208.7bn of leverage ratio denominator (LRD). Since then, Non-core and Legacy has made significant progress

against its capital

reduction goals

by reducing RWA

by USD 11.8bn,

or 14%, to

USD 72.0bn
and reducing the LRD by USD 71.6bn, or 34%, to USD 137.1bn

,

by the end of 2023.
Our key priorities and operations
We are

actively reduc

ing the

assets of

Non-core

and Legacy

in order

to reduce

operating costs

and financial

resource
consumption, and

to enable

us to

simplify infrastructure.

Incremental

costs or

losses may

arise in

connection with

the
reduction of such assets and liabilities.
Our key priorities are as follows.
–
Reduce RWA and LRD,

freeing up capital for the UBS Group. We aim to achieve a share of around 5% of Group RWA by the end of

2026. Non-core and Legacy

will continue to actively

pursue acceleration of the

natural roll-off through
active unwinds when economically accretive.
–
Reduce

operating

costs

and

financial

resource

consumption

by

simplifying

and

decommissioning

infrastructure,
accelerate integration where accretive, and minimize the size of the legal entity footprint.

–
Protect the client franchise by partnering with colleagues across the business divisions.

Non-core

and

Legacy

includes

assets,

operating

expenses

and

funding

costs

related

to

the

following

Credit

Suisse
businesses: loans primarily related to

corporate bank and emerging markets, the

residual securitized products businesses,
the macro trading business including rates and

foreign exchange, the legacy life-finance business,

the equities portfolio,
including the remaining prime services businesses,

electronic trading, equity swaps, share back-lending

positions, legacy
structured renewables-linked positions and the

residual credit business.

Non-core and Legacy also

includes residual trades
from

businesses

exited

by

the

pre-integration

UBS

Investment

Bank,

mainly

in

2012.

The

portfolio

additionally
encompasses positions relating to legal matters arising from businesses transferred to it at the time of its formation.

Group functions
Our Group functions are support and control functions that provide services to the Group, focusing on effectiveness, risk
mitigation and efficiency.

How we are organized
Our Group

functions

include

the

following major

areas:

Group

Services

(which consists

of

the

Group

Operations

and
Technology

Office, Corporate Services, Compliance, Regulatory & Governance, Finance, Risk Control, Human Resources,
Communications &

Branding, Legal,

the Group

Integration Office,

Group Sustainability

and Impact, and

Chief Strategy
Office) and Group Treasury.

Group Services
The vast majority

of the support

and control functions

are fully aligned

or shared among

the business

divisions,

where they
have full management responsibility. By keeping the activities of the businesses and support and control functions closely
aligned,

we improve

efficiency

and create

a working

environment

built on

accountability

and collaboration.

Virtually

all costs
incurred by

the support

and control

functions

are allocated

to the

business

divisions,

leaving

a residual

amount that

we refer
to as Group Items in our segment reporting in accordance with IFRS Accounting Standards. Certain activities are retained
centrally, where

not directly

related to

the businesses,

such as

group hedging

and own

debt activities

in Group

Treasury and
certain

other

costs

that

are mainly

related

to deferred

tax assets

and

costs

relating

to our

legal

entity

transformation

program.
Group Treasury
Group Treasury

manages balance

sheet structural

risk (e.g.,

interest rate,

structural foreign

exchange and

collateral
risks),

as well

as the

risks associated

with our

liquidity, capital

and funding

portfolios. Group

Treasury serves

all five
business divisions, and its risk management is integrated into the Group risk governance framework.

Organizational changes
As a result

of the acquisition of

the Credit Suisse Group,

Corporate Center (Credit Suisse),

including Treasury, has become
a part of Group

Items. In addition,

the former Non-core

and Legacy Portfolio

unit was transferred

to the new Non

-core
and Legacy business division.

Annual Report 2023 |
Our strategy, business model and environment

| Our environment

32
Our environment
Market environment
Global economic developments in 2023
1
The global economy was resilient in 2023, in

spite of the steep interest rate rises by

major central banks designed to curb
inflation from the multi-decade highs reached

in 2022.
Global growth slowed only slightly, to 3.2%, in 2023, down from 3.4% in 2022. This partly reflected the strength of the
US economy, where

growth withstood higher

interest rates, tightening

bank lending standards,

and mediocre real

income
growth. US GDP growth increased to 2.5% in 2023, up from 1.9% in 2022, as job security and relatively strong balance sheets encouraged higher spending by middle-income

consumers. Economies in Europe also expanded

in 2023, though
at a slower pace. Growth in

the Eurozone slowed to 0.5%

in 2023, down from 3.4%

in 2022, as the European

Central
Bank (the ECB) repeatedly raised interest rates.

Growth in the Swiss economy slowed to

0.7% in 2023, down from 2.7%
in 2022. UK
GDP growth slowed to 0.1% in 2023,

down from 4.3% in 2022, as high inflation

and interest rate rises also
limited growth.

Growth in China

increased to 5.2%

in 2023, compared

with 3% in

2022, when its

economy was slowed

by pandemic
restrictions that were in place until late in that

year. However, cautious spending by domestic

consumers meant that the
rebound in

growth was

weaker than

had been

expected. Growth

in India

remained robust

at 7%

in 2023,

down only
slightly from 7.2% in 2022.

Inflation eased across developed economies, especially in the second half of 2023, as supply chains continued to recover from COVID-19 disruptions,

energy prices were

lower than 2022

and central

bank interest

rate rises increased

the cost
of borrowing.

US consumer

price inflation

slowed to

an annual 3.4%

in December

2023, from

6.4% in January

2023.
Inflation decelerated

even more

markedly in

the Eurozone,

to 2.9%

year over

year in

December 2023,

compared with
8.5% in

January 2023. This

trend enabled the

Federal Reserve and

the ECB

to signal

late in

2023 that

monetary tightening
had probably come to an end.
The MSCI All Country World Index

returned a 22.2% gain in 2023,

with close to half of that

gain coming in the final

two
months of

the year.

The S&P

500 rose

by 26.3%,

lifted by

optimism that

innovations in

artificial intelligence

will boost
profits and hopes that

the Federal Reserve

will cut rates swiftly in

response to falling inflation.

The FANG+ index,

which
tracks the 10 most traded US tech stocks, increased 96%

over the year. The MSCI Japan was the best-performing

major
market in

local currency

terms in 2023,

with a

return of

28.6%, its highest

in a

decade. In

Europe, the MSCI

EMU returned
18.8%. Although the Swiss and

UK markets lagged behind global

stocks, both ended the year

in positive territory,

with
returns of 5.3% and 7.7%, respectively. The weakest performance by a major market came from the MSCI China, which
lost 10.7% amid disappointment

over the pace

of the economic recovery

from pandemic restrictions

and more limited-
than-expected stimulus.

Economic and market outlook for 2024
1
Our baseline

scenario for

2024 is

for a

soft landing

in

the US

and subdued

but positive

growth in

the Eurozone.

We
expect growth in China to enter a new normal of lower,

but potentially higher-quality, growth.

We believe inflation

will continue falling

toward central bank

targets, and, as

a result, we

believe policymakers will

feel
confident enough to lower

interest rates starting

around the middle

of 2024. We expect

cuts from the Federal

Reserve,
the ECB, the

Swiss National

Bank and the

Bank of England.

In contrast, with

Japanese deflation

coming to an

end, we
expect the Bank of Japan to raise rates into positive territory for the first time since late 2015.

With regard

to growth,

we expect

the US

to slow to

a sustainable

long-term rate

of growth, due

to declining

housing
affordability and

the withdrawal

of some

government support

measures that

helped households

during the

COVID-19
pandemic. However, middle-income

consumers still appear

to have spending power,

as well as relatively

strong balance
sheets, and

we expect

demand for

labor to

remain resilient.

Overall, we

expect US

GDP growth

to remain

positive, at
around

1.1%

in

2024.

We

expect

growth

to

be

weak

in the

Eurozone,

at

0.6%,

due

to

the

lagged

effect

of higher
interest rates.

We also

expect

UK GDP

to increase

by 0.6%

in 2024,

while GDP

growth in

Switzerland

is expected

to
increase to 1.2% in 2024.

Geopolitical events

and elections

also have

the potential

to play an

outsized role

in 2024.

The US

presidential election,
the ongoing Israel–Hamas and Russia–Ukraine wars,

and the tension between the US and China could all affect markets globally. In addition, more than four billion people in more than 40 countries are set to go to the polls in 2024, including
in the US, India and, potentially,

the UK.
1
Based on sources: Haver Analytics, CEIC, National Statistic and UBS.

Annual Report 2023 |
Our strategy, business model and environment

| Our environment

33
Industry trends
Although

our

industry

has

been

significantly

affected

by

various

regulatory

developments

in

the

past

decade,
technological

transformation

and

changing

client

expectations

are

further

emerging

as

key

drivers

of

change

today,
increasingly affecting the

competitive landscape, as well

as our products, service

models and operations. In parallel,

our
industry

continues

to

be

materially

driven

by

changes

in

financial

markets

and

macroeconomic

and

geopolitical
conditions.
Digitalization
Digitalization continues to accelerate in our industry. Clients demand a seamless and personalized technology experience
that involves both innovative and sustainable solutions. The rising rate of digital adoption can be seen across all regional,
demographic

and

client

segments.

The

ascent

of

artificial

intelligence

(AI)

has

created

an

opportunity

to

significantly
improve both employee efficiency and client service. Financial institutions are finding ways to accelerate

the adoption of
AI

in

a

risk-

and

regulatory-compliant

manner

and

with

ethical

considerations

in

place.

As

a

result,

the

shift

from
digitalizing

and

automating

existing

processes

to

digital-as-default

solutions

is

well

underway,

while

also

taking

into
consideration human interaction, a component that continues to be an important competitive factor.
Keeping pace

with

emerging

technologies

is key;

themes

such

as

generative

AI have

progressed

significantly

and

are
expected to continue growing at pace. Generative

AI offers the potential to democratize the

use of AI well beyond data
scientists, broadening

the scope

for its

application and

its associated

benefits. As

the technology

evolves, so

does the
associated

risk

landscape,

but

the

focus

remains

on

safeguarding

our clients

and their

data,

with the

evolution

of

AI
governance as an area of strategic importance.
Digital communication, with clients

and employees alike, has

established new remote ways

of working, enabling

financial
services providers

to attract

an even

wider array

of talent than

before. The

digitalization of the

financial services

sector
has led to

a structural

shift in the

workforce: more

and better

engineers are required

to keep banks

at the forefront

of
technology.
Continuous

investment

in

technology

is

driving

automation

and

simplification

of

labor-intensive

processes,

improving
banks’ operational efficiency, and

freeing up resources

to focus on

client needs. Decision-making is

becoming increasingly
data-driven, with advanced analytics and AI enabling banks to address client needs in an even more targeted manner. In
a consistently connected, open, and location-independent financial services ecosystem, the focus lies on adopting open-
source technology, including cloud-native and modular architecture,

to drive innovation and open exchange.
An open-finance environment combined with a shift in business models from in-person to digital channels bears the risk of increased digital vulnerability. Clients and other stakeholders expect ethical, responsible and secure data management practices. This makes

the protection of

the firm’s data

and the optimization

of its cybersecurity

capabilities a continued
priority and focus.
Distributed ledger technology

applications, including digital

cash solutions, are gradually

being adopted by the

banking
industry. Decentralized

finance solutions

are expected

to mature

over the

coming years

and may

reshape our

industry.
They provide opportunities to overcome friction within the existing financial system, increase banking efficiency, broaden
access to underserved

communities and make

previously unviable products

or services available

to the financial

services
sector.

They

also

further

enable

early-stage

concepts,

such

as

Web

3.0

and

the

metaverse,

which

could

lead

to

an
enhanced digital user experience.
Sustainability
The continued decarbonization of the global economy will require governments, regulators, all industries and consumers
to move

in the

same direction.

A series

of recent

legislative acts,

including the

rollout of

the Inflation

Reduction Act

in
the US

and the

EU’s Green

Deal Industrial

Plan, along

with rising

regulatory requirements,

encourage investment

into
sustainable solutions,

including infrastructure.
Meanwhile, policymakers

and regulators

increasingly require

corporations to

embed and

disclose environmental,

social
and

governance

considerations.

For

example,

the

EU’s

Corporate

Sustainability

Reporting

Directive,

which

came

into
force in 2023, is intended to provide greater transparency

and reliability of information to investors.
During 2023, flows into

sustainable funds remained

modestly positive,

while traditional funds

faced outflows impacted
by

the

equity

and

bond

market

volatility

and

worsening

geopolitical

tensions.
1

Throughout

the

year

investors

also
expanded their

sustainable investment

allocations into

alternative asset

classes, including

hedge funds,

real estate

and
infrastructure. Following the subdued

issuances in 2022,

green, social, sustainability

and sustainability-linked (GSSS) bond
supply rebounded in 2023.

Our view is that

the long-term growth

trajectory for sustainable

finance plays to

our strengths, as

we continue to

build
on our offering and develop the innovative products and

solutions that our institutional and private clients need both to manage the risks and capture the opportunities

presented by the transition to a low-carbon

economy.

›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability matters

Annual Report 2023 |
Our strategy, business model and environment

| Our environment

34
Client expectations
As technology progresses, clients more rapidly

redefine the way they live,

work and interact with others.

This is reshaping
clients’ expectations

toward financial

services firms, as

their reference

points are increasingly

influenced by

experiences
with companies

outside the

sector, where

technology-supported and

data-driven solutions

are progressively

enabling a
more personalized,

relevant, on-time and

seamless client experience.

These services

often focus

on convenience,

flexibility,
transparency

and

personalization,

and

drive

toward

holistically

addressing

clients’

needs

and

facilitating

community
building. Therefore, our industry needs to evolve, as clients measure us against new standards.

While the

industry’s overall

focus still

remains on

digital-led solutions,

recent geopolitical,

macroeconomic and

societal
shifts have highlighted values such as security,

trust, stability and a credible

plan toward a sustainable future,

leading to
an

increased

demand

in

investment,

financing

and

advisory

products

and

services

that

fit

clients’

own

sustainability
preferences and ambitions.
Consolidation
Many regions and businesses in the financial services sector are still highly fragmented. We expect further consolidation, with the key drivers being ongoing margin pressure, capital constraints (e.g., due to pressure on asset prices in a higher-
interest-rate environment),

a push

for cost efficiencies

and increasing

scale advantages

resulting from

fixed technology
costs and

regulatory requirements. Many stakeholders

in the

financial services

sector continue to

seek increasing exposure
and access to

regions with attractive growth

profiles, such as

Asia and

other emerging markets, through

local acquisitions
or partnerships, as well as acquiring new capabilities

addressing changes in market dynamics and overall client demands.
The

increased

focus on

core

capabilities

and geographical

footprint, as

well as

the

ongoing

simplification

of business
models to reduce operational

and compliance risks, is likely to

drive further disposals of non-core

businesses and assets.
While banks already

face increasing challenges from

digitalization needs and

intensified competition, potential

tightening
in macroeconomic and geopolitical conditions across

major economies may create further pressure.
New competitors
Our competitive

environment

is evolving.

In addition

to traditional

competitors in

the asset-gathering

businesses, new
entrants are

targeting selected

parts of

the value

chain. We

have recently

observed a

growing supply

of private

credit
from private

debt funds,

facilitating an

industry shift

in lending

volumes for

high-yield lending

products. However,

we
have not yet seen a fundamental unbundling of the value chain and client relationships, which might ultimately result in
the further

disintermediation of

banks by

new competitors.

Over the

long term,

we believe

large platform

companies
entering the financial

services sector could pose

a larger competitive threat, given

their strong client franchises

and access
to client

data, if

they decide

to broaden

the scope

of their

services. While

fintech firms

continue to

gain momentum,
recent

macroeconomic

developments

have

slowed

this

trend,

as

funding

appetite

and

valuations

have

trended
downward. Although we expect

the industry to

recover in the future,

we do not

expect a material disruption

to our asset-
gathering

businesses.

As

fintech

firms

mature,

their

success

will

inevitably

depend

on

their

ability

to

navigate

our
regulatory

landscape,

build

customer trust

and maintain

innovation.

The trend

for

forging partnerships

between

new
entrants

and

incumbent

banks

will

therefore

continue,

as

technology

and

innovation

help

banks

overcome

new
challenges.
Wealth development
2
General overview of wealth development 2
As of

the end

of 2022,

global financial

wealth is

estimated at

USD 255trn and

is expected

to continue

to grow.

After
more

than

a

decade

of

steady

expansion,

the

growth

of

global

financial

wealth

slowed

for

the

first

time

in

2022,
decreasing

to

USD 255trn,

a

3.5%

decrease

compared

with

2021.

The

decrease

was

mainly

driven

by

various
macroeconomic and geopolitical

factors. However,

this decrease is

expected to be

temporary,

and wealth development
is projected to continue in an upward trajectory

in the coming years.

Challenges

such

as

persistent

inflation,

the

resulting

rise

in

interest

rates

(which

contributed

to

lower

equity

market
performance)

and

a

weaker-than-expected

recovery

in

China,

as

well

as

geopolitical

tensions

and

armed

conflicts,
persisted throughout 2023.

However, global financial

wealth is expected

to continue growing

at an average

of 5% per
year until 2027.
Almost half

of the

world’s

financial

wealth was

concentrated

in the

Americas (48%),

followed

by Asia

Pacific

(28%),
Europe (21%) and the Middle East and Africa (3%).

Looking at our invested assets,

almost half of those were concentrated

in the Americas (49%), while the

remaining half
was

almost

equally

distributed

between

Asia Pacific,

Europe

and the

Middle

East

and

Africa

(approximately

17%

per
region).

Annual Report 2023 |
Our strategy, business model and environment

| Our environment

35
Wealth segment view 3
At

the

beginning

of

2023,

wealth

was

still

highly

concentrated.

Approximately

one-third

of

global

high

net

worth
individual

(HNWI)

wealth

was

controlled

by

1%

of

the

HNWI

population

(those

with

wealth

in

excess

of

USD 30m).
Around

a

quarter

of global

HNWI

wealth

was

held

by

9% of

the

HNWI

population

(those

with wealth

ranging

from
USD 5m to

USD 30m), while

the remainder

of the

HNWI wealth

was held by

90% of

the HNWI population,

i.e.,

those
with wealth between USD 1m and USD 5m.
Specifically, when

looking at

the billionaire

wealth segment

,

wealth recovered

from its

post-pandemic fall,

growing by
9% in nominal terms, while the billionaire population rose

by 7% globally.
4
Wealth transfer
5
Between 2020 and 2030, more

than USD 18trn

of collective wealth is expected

to be transferred globally

by individuals
with USD 5m or more in net worth to

their next-in-line heirs or spouses.
6

North America and Europe are the regions with
the largest expected wealth transfers, with the US alone

responsible for approximately

60% of all transfers.

When looking at

the billionaire

wealth segment,

based on the

findings of

UBS’s latest
Billionaire Ambitions Report , for
the first time in 10 years

new billionaires in the 12 months

to April 2023 accumulated more

wealth through inheritance
than entrepreneurship. This

is expected to increase

during the next

20 to 30 years,

as more than 1,000

billionaires pass
an estimated USD 5.2trn to their heirs. This is of great significance,

as this new generation of billionaires has fresh views
about business, investments

and philanthropy. Many are redirecting the

large pools of private wealth they control

to new
business opportunities, and possibly away from their families’

businesses.
4
While this wealth transfer poses a challenge for wealth managers to retain current assets, it also creates opportunities to capture new assets

from competitors,

as well as to

start building relationships

with the next

generation and to

cater to
their

evolving

needs.

UBS

provides

clients

with

tailored

services

and

solutions

depending

on

client

profiles

and
jurisdictions, while facilitating succession planning, a highly significant and challenging topic for many clients.
7
Female investors

Today

,

women are creat

ing wealth faster than

ever before and

doing so at a

faster pace than men,

due to factors such
as shifting global wealth

distribution, cultural attitudes, intergenerational wealth transfers and a rise in businesses owned
by women.

This trend will likely gain further momentum in the years to come. In 2022,

12% of all billionaires worldwide
were women, worth a total of USD

1.56trn, an increase of 2% compared

with the prior year.
3

To

address this segment,
UBS has

created

a dedicated

approach tailored

to female

investors, adapting

its offering

to the

specific needs

of each
client. UBS

was recently

highly commended

in the

Best

Private

Bank for

Wealthy

Women category

at the

PWM /

The
Banker 2023 awards.
Entrepreneurs

With an expected compounded annual growth rate of

6% between 2020 and 2025, entrepreneurs represent the largest and fastest-growing contributors

to the global

wealth management revenue pool and

are expected to account

for almost
one-third of total wealth management revenues

by 2025.
8
We are addressing the opportunities entrepreneurs

present by leveraging our global footprint and capabilities to address their evolving needs at every stage of the

business life cycle. Additionally, we have

created the Industry Leader Network,
an exclusive

peer-to-peer

entrepreneur

network

that

offers

opportunities

for

connecting

through

content-rich

events,
through a dedicated digital platform and through regular

information exchanges.
Long-term investment trends resilient in the face of market uncertainty
2023 saw turbulence in the global financial markets, as a combination of varying expectations about the level of interest rates, inflation, and

geopolitical tensions

caused equity and

fixed income performance

to fluctuate

several times across
the course

of the

year.

There was

increased

investor appetite

for fixed

income, accompanied

by outflows

from

equity
funds.

Inflation

has

decreased

across

most

major

markets

globally,

and

while

hopes

of

a

softer

landing

have

risen,

inflation
remains above target, including in the US. This continues

to be a challenge across Europe,

given continued low growth.

In our view, despite the

uncertainty, the opportunity

has significantly improved for

investors looking to build

diversified,
risk-aware portfolios, and

the long-term trend

toward shifts into

illiquid alternatives that

can deliver compelling

longer-
term,

risk-adjusted

returns

and

into

low-cost,

efficient

passive

strategies

across

liquid

markets

has

not

changed.

The
breadth of our investment expertise

and capabilities enables us to

find the right solutions for

clients as the environment
evolves.
1

Global Sustainable Fund Flows: Q4 2023 in Review, Morningstar.
2

Based on BCG’s Global Wealth Report 2023, which refers to the 2022 financial year; wealth concentration is based on financial assets by regions, and excludes real assets and liabilities.
3

Wealth Management Top

Trends 2023,

Capgemini,

considering HNWI financial wealth and

population in Europe,

Asia Pacific and

North America; the HNWI population

defined as individuals with investable

assets
greater than USD 1m, excluding primary residence, collectibles, consumables and consumer durables.
4

UBS Billionaire Ambitions Report 2023, November 2023.
5

Preservation and Succession: Family Wealth Transfer

2021, Wealth-X.
6

Women as the next wave of growth in US wealth management, McKinsey (July 2020); quoting that in 70% of cases where widows inherit wealth, they change their banking relationship within a year.
7

UBS Investor Watch,

October 2022.
8

McKinsey Global Wealth Pools,

2020, UBS analysis; client types considered are high-income employees, self-employed professionals,

entrepreneurs, multi-generation families and retirees.

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

36
How we create value for our stakeholders
Clients
Our clients are the heart of our business. We are committed to building and sustaining long-term relationships based on
mutual

respect,

trust

and

integrity.

Understanding

our

clients’

needs

and

expectations

enables

us

to

best

serve

their
interests and to create value for them.
A combined firm with expanded reach and capabilities for

clients
With

the

acquisition

of

the

Credit

Suisse

Group

in

2023,

our

client

offering,

expertise

and

geographical

reach

have
expanded significantly.

The

wealth

management

businesses

of

UBS AG

and

Credit

Suisse AG

have

largely

complementary

footprints

across
locations

and

client

segments,

that

support

one

of

the

core

pillars

of

our

client

value

proposition

in

Global

Wealth
Management:

the ability to serve clients regardless

of where they are and

what they need. Following the acquisition,

all
of our Global Wealth Management

clients now have access to

the
UBS House View

by our Chief Investment Office

.

We
are

continuing

to

align

our

wealth

management

product

and solution

offerings,

helping

clients

to

grow,

protect

and
transfer their wealth.
We are the

leading bank In

Switzerland,

leveraging the strength

of the newly

combined Swiss

business to broaden

our
services and to promote innovation

to our clients. The legal

merger of two entities,

Credit Suisse (Schweiz) AG and

UBS
Switzerland AG, is

expected to

be completed

in the

third quarter

of 2024,

with the

Swiss Bank

(Credit Suisse)

division
being integrated into Personal

& Corporate Banking. We

are taking on the

integration with the utmost

care and intend
to spend

the time

needed to

achieve the

best possible

outcome for

our clients,

our employees

and the

Swiss financial
center.
Following

the

acquisition

of

the

Credit

Suisse

Group,

we

are

bringing

together

our

highly

complementary

asset
management businesses

and enhancing

the value

that we

provide to

clients through

expanded capabilities

across key
asset classes and

growth markets. This includes

greater scale in

customized indexing, an enhanced

offering in alternatives
including a leading credit franchise, and an increased presence in the US and Asia.
The acquisition of

the Credit Suisse Group

strengthens the Investment Bank’s coverage.

It deepens our

capabilities in core
products and services, enabling us to deliver services to a broader institutional-

and corporate-client base, while

bringing
us critical mass in key

markets. The Investment Bank will

also be better positioned to

serve Global Wealth Management
clients,

offering

differentiated

investment

banking

capabilities

and

further

enhancing

connectivity

with

ultra

high

net
worth and Global Family & Institutional Wealth clients.

Engaging with our clients
Our clients’ needs and their preferred communication

channels continually evolve. Our objective is

to engage with clients
in

the

ways

most

convenient

for

them.

We

use

a

variety

of

channels

to

engage

with

clients,

including

regular

client
relationship and service meetings, as

well as various corporate roadshows

and dedicated events, and we

have established
a mix of hybrid and in-person events.
Global Wealth Management interacted with clients via various settings in 2023, from personalized private briefings with
subject matter

experts to

segment-specific virtual

and in-person

events and

large-scale initiatives.

We utilize

marketing
campaigns,

events,

advertising,

publications

and

digital-only

solutions to

help

drive

greater

awareness

of UBS

among
prospective

clients

and reinforce

trust-based

relationships

between

advisors and

clients.

We

proactively

engaged

with
clients to reassure them about the acquisition and highlighted the benefits of the combined organization. This was done through individual meetings and calls, and,

as the acquisition progressed, we were able to open up some of our flagship events and conferences to clients of the combined firm.
Personal

&

Corporate

Banking holds

regular

client

events

(leveraging

a

number

of

formats,

such

as webcasts

and

in-
person, virtual

or hybrid

events), covering a

wide range

of topics. In

2023, we

enhanced our digital

engagement strategies
to reach more clients and strengthen

relationships with existing ones. We utilize various

channels, including social media,
online displays, and search engines.
In Asset Management, we had a consistent program of client events and engagement activities throughout 2023. These included our flagship

conferences, such

as the annual
UBS Reserve Management

Seminar
, and we

held our first

global
in-person outlook roadshow in multiple locations across the world. Alongside this, our teams continued the high level of interaction with clients globally, supported by digital tools and our publication of macro insights. We also hosted a broad
range

of

hybrid

events,

including

our

investment

series,

to

help

our

clients

better

understand

market

challenges

and
opportunities, and we continued to engage with clients through our social media and online channels.

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

37
The Investment Bank hosted more

than 180 investor conferences

and educational seminars globally in 2023,

covering a
broad range

of macro,

sector,

regional

and

regulatory

topics.

Almost

all

of those

conferences

were

held virtually.

We
leverage

our

intellectual

capital

and

relationships

and

use

our

execution

capabilities,

differentiated

research

content,
bespoke solutions, client franchise model and global platform to expand coverage across a broad set of clients.
UBS Neo
Question Bank

is the largest

global database

of market-related

questions asked

by professional

investors, and
UBS Live
Desk ,

built within the
UBS Neo

platform, provides clients with a stream of fast-paced commentary from UBS traders. The
UBS Analytical

Research

Community

(UBS-ARC)

is

a

proprietary,

interconnected

research

network

of

industry

leaders,
subject matter specialists, executives, academics and analysts in the Americas region.
How we measure client satisfaction
We continue to

use multiple techniques

to regularly assess

our achievements

and the satisfaction

of our clients.

Global
Wealth Management is increasingly using technology and analytics capabilities to collect and respond to client feedback.
Personal & Corporate Banking
1

has conducted annual surveys

of clients in Switzerland since

2008, consistently covering
most private and corporate

-client segments annually

since 2015. In Asset

Management, we have

an integrated process
to record

and manage

client feedback

through our

client relationship

management

tool, and

we also

conduct regular
surveys.

The

Investment

Bank

closely

monitors

client

satisfaction

via

individual

product

coverage

points.

Direct

client
feedback

is actively

captured

and tracked

in our

systems.

The Investment

Bank also

closely monitors

external surveys,
which provide feedback across a range of investment banking services.
1
Refers to UBS AG Personal & Corporate Banking.

Investors
We aim to create

sustainable, long-term value for our investors

by executing our strategy,

growth and integration plans
while maintaining risk and cost discipline, and delivering

attractive shareholder returns through the cycle.
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
›
Refer to “Our compensation philosophy” in the

“Compensation” section of this report for more information
We are focused on driving sustainable long-term growth

while maintaining risk and cost discipline
Our objective is

generating value

for all of

our stakeholders

by driving sustainable

growth across the

cycle. In the

short
term, our main priorities are the integration of Credit Suisse, positioning the firm for efficient long-term growth by right-
sizing the

cost base,

optimizing the

balance sheet

and investing

strategically in

order to

achieve our

long-term growth
ambitions. By

the end

of 2026

and beyond,

this will

enable us

to deliver

significant value

for all

our stakeholders

and
remain a

reliable

economic

partner,

employer

and

taxpayer

in the

communities

where

we

operate.

Moreover,

we

are
aiming to maximize our impact and that of our clients to create long-term sustainable value.
Our primary measurement of the Group’s financial

performance is return on common equity

tier 1 (CET1), as regulatory
capital is our binding constraint and drives our ability to

return capital to shareholders.
›
Refer to the “Targets, capital guidance and ambitions” section of this report for more information
›
Refer to “Our focus on sustainability and climate”

in this section for more information about our environmental,

social and
governance aspirations
Balancing resilience, growth and attractive capital returns
Capital strength is a key pillar of our strategy, and we are committed to maintaining a balance sheet for all seasons. This
includes our

strong capitalization,

in line

with our

capital guidance

of maintaining

a CET1

capital ratio

of around

14%
and a CET1 leverage ratio of greater than 4.0%.
We are committed

to investing

for sustainable

growth. Our balance

sheet provides

ample capacity

for return-accretive,
sustainable growth. We

plan to fund

this growth organically

from the capital

released from the

unwinding of the

Non-
core and Legacy business division, as well as capital optimization measures in our core divisions.

Our workforce in a nutshell[1]

Men
59%
67,938
115,038
employees
Women
41%
47,100
18%
age <30
61%
age 30–50
21%
age >50
32%
Switzerland
23%
Americas
24%
Asia Pacific
20%
EMEA
52
countries
166
nationalities
171
languages spoken
8.5
years of service, on average

1 Calculated as of 31 December 2023 on a head-count basis of 115,038 internal employees only (112,842 FTE). The number of external staff as of 31 December 2023 was 25,619 (workforce count).

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

38
We intend to distribute excess capital to shareholders, in the form of a progressive dividend and share buybacks. For the
2023 financial year, the

Board of Directors plans

to propose a

dividend to UBS Group

AG shareholders of

USD 0.70 per
share,

a

27%

increase

year

on

year.

We

remain

committed

to

progressive

dividends

and

are

accruing

for

a

mid-teen
percentage increase in the dividend per share

for the 2024 financial year. We are

committed to distributing excess capital
to shareholders in the form of share repurchases and plan to reinstate share repurchases of up to USD 1bn during 2024, commencing after the

completion of the

merger between UBS AG

and Credit Suisse

AG, which is expected

by the end
of the second quarter of 2024. It is our ambition for share

repurchases in 2026 to exceed the 2022 levels of USD

5.6bn.
›
Refer to “UBS shares” in the “Risk, capital, liquidity

and funding, and balance sheet” section of this

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
IR and our Corporate Responsibility

function work together and

interact with investors interested

in sustainability topics
relevant to UBS and wider society.
›
Refer to the first part of the “Corporate

governance” section of this report and

“Information policy” in that same section for more
information

›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information

Employees
We

are

dedicated

to

being

a

world-class

employer

and

a

place

where

people

can

unlock

their

full

potential.

Our
employees execute our business strategy and deliver the products and services our clients need. We therefore continued
to invest in measures to

strengthen our culture in 2023 and

to provide a framework for employee growth and

well-being
within our overarching people management approach.

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

39
The three keys and our corporate culture
Our culture,

which

is the

foundation

of our

identity,

is

based on

our three

keys

to

success:

our
Pillars,

Principles

and
Behaviors
. Together, these keys drive our business decisions and our people management processes. Generally speaking, the employee cultures of UBS and Credit Suisse are

based on similar foundations: integrity, collaboration

and high levels
of engagement are

the norm for

both organizations. In

the second half

of 2023, familiarizing

our new colleagues

with
our three keys

principles and

building a

unified culture

across our combined

organization were

top priorities.

A culture
integration

forum

was

established

to

oversee

and

support

the

cultural

integration

efforts

across

the

combined

firm.
Employee

integration

progressed

throughout

2023,

starting

with

senior

leadership

decisions

and

continuing

down

to
individual teams,

seeking

to

bring

talented

individuals

together

in a

fair,

consistent

and meritocratic

approach.

Those
efforts, and the employee engagement and development initiatives that support the integration, will continue, and even increase, in 2024.
Culture-building behavior is promoted through a number of Group-wide, divisional and regional initiatives. One example
is Three Keys on Air . In 2023, this Group-wide series of webcast employee events highlighted key aspects of our culture, including maximizing

performance, psychological

safety in

high-performing teams

and excellence

in risk

management.
In addition, the Group Franchise Awards

(GFA) program recognizes

employees for cross-divisional

collaboration and for
suggesting

innovative

or

simplification

ideas.

In

2023,

more

than

1,800

ideas

were

submitted

for

consideration.

The
global peer-to-peer

appreciation program

(called
Kudos
) makes it

easy for employees

to recognize and

appreciate their
colleagues’

above-and-beyond

behavior.

This

serves

to

promote

excellence

and

increase

engagement

and

employee
satisfaction. In

2023, our

employees gave

nearly 439,000

Kudos recognitions.

Credit Suisse

employees

participated in
Recognizing and Valuing Excellence (RAVE)
, a similar peer-to-peer recognition

program. The GFA program and

Kudos will
be rolled out to the entire organization starting in 2024.
›
Refer to ubs.com/global/en/our-firm/our-culture.html

for details about our three keys to success
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information
Hiring, developing and retaining talent
We

hired

a

total

of

11,435

external

candidates

across

the

combined

firm

in

2023

and

developed

more

than

3,700
graduates and other trainees,

apprentices and interns around

the globe. We actively

promote multi-year apprenticeship
programs

in

Switzerland

and

the

UK,

along

with

summer

internship

programs

in

the

US,

EMEA,

Asia

Pacific

and
Switzerland.

In 2023, most employees were

eligible to work partially from home,

depending on their role, regulatory

restrictions and
location, as well

as divisional

or functional

requirements. Already

similar, the

hybrid-working programs

of the UBS

sub-
group and

the Credit

Suisse sub-group

will be

aligned over

the course

of the

integration. These

measures, along

with
options such as part-time working, job sharing and partial

retirement, help us attract and retain diverse top talent.
›
Refer to ubs.com/global/en/careers/awards.html

for employer ratings and recognitions
Personnel by region
As of % change from
Full-time equivalents 31.12.23 31.12.22 31.12.21 31.12.22
Americas 27,638 21,819 21,317 27
of which: USA 26,024 21,032 20,537 24
Asia Pacific 27,638 16,489 15,618 68
Europe, Middle East and Africa (excluding Switzerland) 22,686 14,342 14,091 58 of which: UK 8,970 6,234 6,051 44
of which: rest of Europe (excluding Switzerland) 13,085 7,823 7,826 67 of which: Middle East and Africa 631 285 215 121
Switzerland 34,880 19,947 20,359 75
Total 112,842 72,597 71,385 55

Talent management and development
We want our employees to be able to build long and successful careers. Our systematic approach to talent management includes annual

talent

and succession

reviews

that

help ensure

we

have

strong

talent

pipelines and

succession

plans.
Group-wide talent programs are offered

across the organization and supplemented by specific programs in the business divisions, business areas or functions and regions.

Programs range from those targeting senior leaders to those targeting junior talent, in addition to those open to women and employees from diverse backgrounds.

Internal mobility

is a key

component of

our approach,

with line

managers expected

to support

individual development
and mobility. In

2023, 38.8% of all

open roles at our

firm were filled

by internal candidates. Employees

can explore career
paths,

search

for

jobs

and

short-term

rotations,

and

connect

with

mentors

on

our
Career

Navigator

platform.

Credit
Suisse employees are expected to have full access during

2024.

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

40
All

internal

training

is

delivered

via

our
UBS

University

platform.

Our

offering

includes

client

advisor

certification

and
regulatory, business,

and line

manager training,

alongside modules

on topics

such as

sustainable finance,

data literacy,
and

well-being.

Credit

Suisse

employees

transitioned

onto

the
UBS

University

platform

in

January

2024.

Across

the
combined firm in 2023, employees completed more than

2.3 million learning activities (including mandatory training) for an average of 1.91 training days

per employee. Together with Credit Suisse we

invested more than USD 100m in training
activities in 2023.
Performance management

Our performance

management approach

(
MyImpact
) reflects

our strategy

and supports

our high-performance

culture.
We consider

both performance

and behavior-related

objectives because we

value what an

employee accomplishes

and
how

our

Behaviors

(accountability

with

integrity,

collaboration

and

innovation)

are

demonstrated.

Regular

check-ins,
along with an embedded feedback app, enable employees

to give and receive ongoing feedback, supporting continuous
improvement.
Credit Suisse employees were fully integrated

into this performance management approach

before the start of year-end
reviews, and the same process was applied across the entire organization. Active involvement from managers and matrix managers, along

with feedback from

across the

combined organization, ensured

a consistent

and fair

performance review
approach.
Fair and equitable pay

Fair and consistent pay practices

are designed to ensure employees are appropriately rewarded for their contribution.

We
pay

for

performance,

and

we

take

pay

equity

seriously.

We

have

embedded

clear

commitments

in

our

global
compensation

policies

and

practices.

We

regularly

conduct

internal

reviews

and

independent

external

audits

on

pay
equity, and our statistical analyses

show a differential between

men and women

in similar roles

across our major locations
of less than 1%. Beginning in 2020,

UBS was certified (through 2023) by the EQUAL-SALARY Foundation for our human
resources

(HR) practices,

including compensation,

in Switzerland,

the US,

the UK,

the Hong

Kong SAR

and Singapore,
covering more than two-thirds of our global

employee population.
All

of

our

HR

policies

are

global,

and

we

apply

the

same

standards

across

all

locations.

Furthermore,

we

review

our
approach and

policies annually

to support

our continuous

improvement. We

also aim

to ensure

that all

employees are
paid at least a living wage. 1

We regularly assess employees’ salaries against local living wages, using benchmarks defined by the Fair Wage Network. In 2023, all employees’ salaries

were at or above the respective benchmarks.
›
Refer to the “Compensation” section of this

report
for more information
Diversity, equity and inclusion
Our employee diversity,

equity and inclusion

(DE&I) strategy is

built on four

pillars: how we

hold ourselves accountable,
how we hire, how

we develop talent

and how we build

a culture of belonging.

We leverage all

four pillars as we

move
toward achieving our ambitious gender and ethnic diversity

aspirations and creating an inclusive culture for all.
In

2020,

we

outlined

specific

intentions

to

increase

our

female

and

ethnic

minority

representation,

especially

among
management. We

aspire to

have by

2025 30%

of Director

level and

above roles

globally held

by women

and 26%

of
Director

level

and

above

roles

in

the

US

and

the

UK

held

by

ethnic

minority

talent,

along

with

additional

regional
aspirations. Our DE&I

aspirations remain unchanged

for the combined

organization and the

Credit Suisse DE&I

aspirations
have been retired.

As

of

the

end

of

2023,

women

accounted

for

40.9%

of

our

workforce

and

29.5%

of

our

Director

level

and

above
population, up from 27.8% in 2022 and 26.7% in 2021.
2

Women also held 30.5% of management positions, of which
22.6% were in revenue-generating functions. Further

more, 37.5% of members of the Group Executive

Board (the GEB)
and

33.3%

of

members

of

the

Board

of

Directors

(the

BoD)

were

women,

as

were

30.3%

of

senior

managers

who
reported directly to a member of the GEB.
Due to

variations in

legal requirements

and other factors,

we take

a country-specific approach

to increasing

representation
of ethnic

minorities and

place particular

focus on

making progress in

the UK

and the

US. As

of the

end of

2023, employees
from ethnic minority backgrounds

held 24.3% of Director

level and above roles

in the UK, up from

23.4% in 2022 and
21.9% in 2021. In the same

year,

employees from ethnic minority

backgrounds held 25.1% of Director

level and above
roles in the US, up from 20.5% in 2022 and 20.1% in

2021.
Our 64 employee networks are vital to building a sense of belonging and strengthening our inclusive culture. The Credit
Suisse sub-group and

the UBS sub-group

employee networks were

integrated by

the end

of 2023,

enabling us to

combine
programming and resources, and to extend our networks’ impact to a much larger audience.
We build connections

with colleagues and

clients with disabilities

through our association

with The Valuable

500, a global
collective of companies actively supporting disability inclusion. Initiatives in 2023 included training for employees and HR specialists,

sponsoring

disability-focused

employee

networks

and

groups,

and

further

increasing

physical

and

digital
accessibility for employees and clients alike.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , and
ubs.com/diversity

for more information about DE&I at UBS

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

41
Employee engagement and support
We regularly conduct employee

life-cycle surveys, analyses of

specific business issues and

short “pulse” surveys to

learn
about employees’ views and concerns. One

such pulse survey, conducted across the

combined organization in November
2023, found that 87% of respondents reported experiencing a professional and respectful work environment, and 83%
reported that their function collaborates well with different areas. Furthermore, 77% of respondents felt empowered

to
make decisions

and 86%

felt able

to speak

up and

raise concerns.
3

All of

these results

are above

the financial

services
benchmark.
4
We are committed to being a responsible

employer, and that includes supporting our employees’

overall health and well-
being. Social, physical, mental and financial well-being elements are woven into our HR policies and practices, as well as
into

initiatives

to

increase

awareness

and

educate

employees.

In

early

2023,

UBS

became

a

founding

partner

of
#WorkingWithCancer to better

support employees who are

impacted by cancer. During

the second half of the

year, we
provided

information and

support to

help employees

adapt

to changes

related to

the acquisition

of the

Credit

Suisse
Group.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about our workforce, our people management

approach and relevant data
1

Excluding our US-based financial advisors as their compensation is primarily based on a formulaic approach.
2

For all data in the DE&I section of this report, 2023 data reflects the combined organization, and prior-year data reflects pre-acquisition UBS only,

unless otherwise stated.
3
The result shown is the sum of respondents that “strongly agree” and “agree.”
4
Benchmarks provided by Ipsos Karian and Box as of the third quarter of 2023.

Society
With a clear focus

on people, planet

and partnerships, Social

Impact has continued

to be a strong

differentiator for the
firm, with our activities underpinning our sustainability strategy.

With our acquisition of the Credit Suisse Group and the
ongoing integration,

we will continue

to put clients

and people first

across the combined

organization and

help clients
maximize their

impact locally and

globally. Credit Suisse’s

long-standing commitment to

society and philanthropic

support
to communities complements

and strengthens our global impact footprint.
Our vision is to contribute to and scale an impact economy, an economy that values the well-being of all people and the
planet. This

means building

partnerships that

drive greater

impact transparency,

more impact

ventures and

innovative
ways of financing and paying for impact.
Philanthropy services and collective impact
We believe that by working collectively,

philanthropists and public and private organizations have the potential to create
lasting change

and maximize

a positive

impact for

people and

planet. We

provide comprehensive

advice, insights

and
execution

services, working

with our

clients

and finding

ways to

tackle

some of

the

world’s

most pressing

social and
environmental

problems.

We

aim

to

mobilize

USD 1bn

in

philanthropic

capital

and

positively

impact

more

than
26.5 million people by 2025 (cumulative total since 2021)

.
Collective impact
The power of philanthropic partnerships will be critical in achieving systemic scalable change. We have three
Collectives
,
where philanthropists,

led by our in-house

philanthropy team,

are working together, bringing together their efforts, skills and resources

during a

two-year

learning journey.

By combining

our expertise

and investor

capital, our

aim is

to fund
initiatives that

address (i) child protection, (ii) climate

change and (iii) health-

and education-related issues. Each

Collective
provides investors with an opportunity to work alongside

peers and expert practitioners to achieve systemic change.
Helping our clients structure their philanthropy:

donor-advised funds
Donor-advised funds offer clients an

alternative charitable-giving vehicle

to set up

their own foundations,

offering greater
choice and

personalization,

and are

managed in

line with

their usual

investment approach.

Their charitable

donations
can be invested within

the parameters they

select (such as capital,

growth or income),

helping them to grow

their fund
to give grants at a

later date. Administration fees

are borne by UBS.

UBS offers these services

in Switzerland, Singapore
and the UK, and in 2023 they were launched in

the Hong Kong SAR, with USD 318m in donations in

2023.
1
UBS Global Visionaries
Through

our
UBS

Global

Visionaries

program,

we

aim

to (i)

create

opportunities

for

clients

and

prospective

clients

to
connect with leading

social entrepreneurs and (ii) help

the best entrepreneurs focusing

on social

and environmental issues
to scale

their

positive

change

by expanding

their

network,

building

capacity

and raising

awareness

about their

work.
Since the program started in 2016, we have onboarded

and supported 85 entrepreneurs to accelerate

their impact.

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

42
The UBS Optimus network of foundations
The UBS Optimus network of foundations also aims

to contribute to an impact economy that meets

the long-term needs
of children and preserves the

natural environment. It connects clients

with programs that are making a

measurable, long-
term difference to the most serious and enduring

social and environmental problems. It has been operating

for 24 years
now

and

it

is

focused

on

incubating

impact

ventures,

scaling

impact

through

partnerships

and

achieving

impact
transparency. In 2023, the

UBS Optimus

network of

foundations

had a

presence in nine

global locations.

It is

now working
on

harmonizing

the

Credit

Suisse

program

portfolio.

This

effort

includes

Credit

Suisse’s

four

corporate

foundations
supporting the Americas, EMEA, Asia Pacific and Switzerland.

In 2023, the

UBS Optimus network of foundations

raised USD 328m in donations,

including UBS matching contributions,
and committed USD 306m in grants from the foundations.
1
Highlights in 2023
Social and blended finance
The UBS Optimus

network of foundations

is actively developing

larger-scale investment vehicles, in

partnership with other
parts of

UBS, by

using a

blended finance

approach.

In 2023,

it secured

major investor

commitments for

a USD 100m
SDG Outcomes blended finance initiative with Bridges Outcomes

Partnerships, British International Investment (the UK’s
development

finance

institution)

and

the

US

International

Development

Finance

Corporation.

These

anchor

investors
participated alongside private investors, including Legatum, family offices (such as the Tsao Family Office) and other high net worth individuals.

Emergency philanthropy
The

UBS

Optimus

network

of

foundations

and

UBS

Social

Impact

teams

raise

funds

and

support

partners

providing
emergency relief in response to disaster situations, and we sometimes launch dedicated appeals to support these efforts.
In 2023, the

UBS Optimus

network of

foundations raised

and started

to distribute

more than

USD 25m for

the Turkey
and Syria

earthquake,

the Hawaiian

wildfires, flooding

in Pakistan

and Italy,

and people

affected

by the

humanitarian
crisis in Israel

and Gaza. The

UBS Optimus network

of foundations also

continued to distribute

the USD 56m raised

for
the Ukraine Relief Fund launched in 2022. To

date, USD 43m has been granted to our partners

on the ground.
UBS’s charitable contributions
Communities
We aim to

maximize our impact

in local communities.

We recognize

that our long-term

success depends on

the health
and prosperity of the communities that we

are part of. We have a strategic

focus on education and the development

of
skills, as we

believe these topics

are where our resources can make

the most impact.

We regard our long-term investment
in these areas as central to furthering the economic

and social inclusion of people that our activities

support.
Our direct cash contributions (including through partnerships in the communities that we operate in) and UBS’s affiliated
foundations in Switzerland, as well as

contributions to the UBS Optimus network of

foundations, amounted to USD 63m
in 2023.
›
Refer to “Charitable contributions”

in the Supplement to the UBS Group Sustainability Report

2023, available under “Annual
reporting” at ubs.com/investors , for an overview of UBS’s charitable contributions in 2023
Employee volunteering
Our

well-established

employee

volunteering

model

has

been

adapted

to

meet

the

needs

of

our

new

hybrid

ways

of
working, with both face

-to-face and virtual opportunities

to support our local

communities. We

have global targets

for
employee

engagement

through

volunteering,

which

are

built

bottom-up

and

on

a

best-efforts

basis.

In

2023,

we
successfully engaged 38% of our global

workforce in volunteering, and 45% of the 199,633

volunteer hours were skills-
based. 2

Volunteering not only

has a positive

impact on our

NGO partners

and the populations

they serve, it

also contributes

to
corporate culture and creates a sense of belonging. UBS and Credit Suisse regional employee volunteering teams started to offer joint assignments in July 2023 to support team-building efforts across the firm.
1
Figures provided for the UBS Optimus network of foundations and donor-advised funds are based on unaudited management accounts and information available as of January 2024.
  Audited financial statements for
the UBS Optimus network of foundations

and donor-advised foundation entities are produced and available per local market regulatory guideline

s.
2
Reported numbers only account for UBS employee volunteers, Credit Suisse volunteers that participated in joint volunteering events are not reflected in the reported numbers.

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

43
Our focus on sustainability and climate
At UBS, we are committed to working toward the 17 United Nations Sustainable Development Goals (the SDGs) and

the
orderly transition

to a

low-carbon economy,

as well

as assisting

our clients

to do

so. Finance

has an

important role

to
play as companies and

individuals consider how

best to approach

the transition to

a more sustainable

global economy.
As

the

world

shifts

to

a

low-carbon

economy,

the

regulatory

environment

continues

to

evolve,

as

do

the

associated
capital-raising and investment opportunities.
Our Code of Conduct and Ethics
In our Code of Conduct

and Ethics (the Code), the Board of

Directors (the BoD) and the Group Executive Board (the

GEB)
set out

the principles

and practices

that define

our ethical

standards,

and the

way we

do business,

which apply

to all
aspects of our business.

All employees must affirm

annually that they

have read and

will adhere to

the Code and other
key policies, supporting a culture where ethical and responsible behavior is part of our everyday operations. In our Code, we make

a commitment

to acting

with the

long term

in mind

and creating

value for

clients, employees,

communities
and

investors.

We

aspire

to

play

our

part

in

creating

a

fairer

and

more

prosperous

society,

championing

a

healthier
environment and addressing inequalities. This ethos is in line with our external commitments, such as our pledge to help make progress toward

the SDGs. Following a

substantial revision of the

Code in 2021, we made

further adjustments in
our 2022 and 2023 reviews of it, mainly focused

on clarifying, simplifying and aligning language used.
›
Refer to the Code of Conduct and Ethics of

UBS, available at
ubs.com/code , for more information
Our sustainability and impact governance
Sustainability

activities,

including climate,

are

overseen

at the

highest

level of

UBS, by

the

BoD and

the

GEB,

and are
grounded in our Code.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about sustainability activities

The BoD is

responsible for

setting UBS’s

values and standards

for the purpose

of ensuring that

the Group’s

obligations
to

shareholders

and

other

stakeholders

are

met.

The

Chairman

of

the

BoD,

together

with

the

Group

CEO,

takes
responsibility for

UBS’s reputation

and is closely

involved in

and responsible

for ensuring

effective communication

with
shareholders

and

other

stakeholders,

including

government

officials,

regulators

and

public

organizations.

All

BoD
committees have specific responsibilities pertaining to environmental, social and governance (ESG) matters. For example, the Compensation

Committee

is responsible

for ESG

-related

compensation

topics,

the

Risk

Committee

supervises

the
integration of ESG in risk management,

the Governance and Nominating

Committee supports the Board

in establishing
best practices in corporate

governance and the

Audit Committee has

oversight of the

control framework underpinning
ESG metrics.

The

Corporate

Culture

and

Responsibility

Committee

(the

CCRC)

of

the

BoD

is

the

body

primarily

responsible

for
corporate culture, responsibility and sustainability. The CCRC oversees our Group-wide sustainability and impact strategy and key

activities

across

environmental

and

social topics.

This

includes

climate,

nature

and

human

rights.

Annually,

it
considers

and

approves

our

sustainability

and

impact

objectives.

Each

year,

the

CCRC

considers

and

approves

our
sustainability

and

impact

objectives.

The

CCRC’s

function

is forward

looking,

in

that

it

monitors

and

reviews

societal
trends

and

transformational

developments

and

assesses

their

potential

relevance

for

the

Group.

In

undertaking

this
assessment, it reviews

stakeholder concerns and

expectations pertaining

to the societal

performance of UBS and

to the
development of UBS’s corporate

culture. The CCRC is also responsible

for conducting the annual review

process for the
Code and

for proposing

amendments to

the BoD.

This review

process includes

a prior

review of

the Code

by the

GEB
and is led by the Group CEO.

The Group CEO

has delegated responsibility for

setting the sustainability and

impact strategy and developing

Group-wide
sustainability

and

impact

objectives,

in

agreement

with

fellow

GEB

members,

to

the

GEB

Lead

for

Sustainability

and
Impact, Beatriz Martin Jimenez. On

behalf of the GEB, the GEB

Lead for Sustainability and Impact proposes

the strategy
and objectives to the CCRC. Progress against strategy and the associated targets are reviewed at least once a year by the
GEB and the CCRC. The GEB Lead

for Sustainability and Impact also manages

the Group Sustainability and Impact

(GSI)
organization and, together

with our Chief Sustainability

Officer (the CSO), co

-chairs our Sustainability

and Climate Task
Force (the SCTF),

which oversees

the implementation

of the

Group’s sustainability

activities and

its climate action

plan,
including its

net-zero program.

Senior representatives

from across

our firm,

including from

the business

divisions, Risk,
Compliance and Finance,

attend the SCTF’s

regular meetings.

Both the GEB

Lead for Sustainability

and Impact

and the
CSO attend the meetings of the CCRC.

The

GEB

also

resolves

overarching

matters

relating

to

sustainability

and

climate

risks,

including

risk

management
framework, policies, and disclosure.

›
Refer to “Board of Directors” in the “Corporate governance”

section of this report for more information about

the CCRC

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

44
Group Sustainability

and Impact
The GSI organization consists of the Chief Sustainability Office and the Social Impact Office, headed by the CSO and the
Head Social Impact, respectively.

The CSO is responsible for driving the implementation of the

Group-wide sustainability
and impact strategy,

net-zero strategy across

all in-scope activities, and

the ESG data strategy.

In addition, the CSO

has
responsibility

for

supporting

the

business

divisions

and

Group

Items

in

the

design

of

sustainability

frameworks,
implementation

of

sustainability

regulations

and

development

of

training

on

sustainability.

The

CSO

also

manages
external relationships, industry advocacy and the annual

sustainability disclosure.
The

Head

Social

Impact

is

responsible

for

driving

and

implementing

the

social

impact

strategy,

including

Community
Impact, Philanthropy

Services

and UBS

Global Visionaries.

Reporting to

the Head

Social Impact,

the regional

Heads of
Social Impact and Philanthropy are

responsible for extending the reach

of and maximizing the impact

of our social impact
activities

locally,

nationally

and

globally.

In

addition,

they

have

responsibility

for

all

our programs’

operations

and

risk
management, client engagement, and employee volunteering.
Progress

made

in

implementing

Group-wide

sustainability

and

impact

objectives

is

reported

as

part

of

UBS’s

annual
sustainability

disclosure.

UBS

is

certified

against

the

ISO

14001

standard

for

its

products,

services

and

activities

in

all
business

divisions

and

locations.

To

this

extent,

UBS

seeks

to

continuously

improve

environmental

and

sustainability
performance, as

well as

pollution prevention

across UBS.

The GSI

governance and

framework document

complements
the Code, and together they govern UBS’s environmental management system, according to ISO 14001.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about our sustainability and impact

governance
Our sustainability and impact strategy
To

help us

maximize our

impact, we

focus on

three key

areas to

drive the

sustainability transition:

planet, people

and
partnerships.
–
Planet:
We

acknowledge

that

achieving

the

orderly

transition

to

a

low-carbon

economy

is

highly

ambitious.
Nonetheless, we are committed to doing our part, which is why the shift to a lower-carbon future is a priority for UBS and a key focus of our sustainability strategy.
–
People
: We

believe

in a

diverse,

equitable and

inclusive society.

We are

taking

action to

get there,

within

our

own
workplace and beyond.
– Partnerships
: By

working in

partnership with

other thought

leaders and

standard setters,

our goal

is to

help change
on a global scale.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about how UBS is advancing sustainability

in the financial sector and beyond
Our approach to climate
Our approach to climate outlines three

key objectives to support our overarching ambitions

.

Our approach to climate

Ambition

We will support clients through the world's transition to a low-carbon economy and embed considerations of climate change risks and opportunities in our bank for the benefit of our stakeholders, now and in the future.

	Supporting our clients' low-carbon transition	**Reducing our climate impact**	**Managing the risks of climate change to our business**
Key objectives of our approach to climate	– Mobilizing capital toward an orderly transition to a low-carbon economy. – Aligning our in-scope lending and investment portfolios to the objectives of the Paris Agreement. – Supporting the transition of our financing and investing clients to low-carbon and climate-resilient business models. – Embedding climate considerations into our financing, investment and capital markets offering.	– Minimizing our own operational footprint and utilizing resources in an efficient and sustainable way. – Measuring and managing our travel footprint, including reduction of air-travel-related emissions. – Engaging our suppliers on emissions reductions and managing our supply chain responsibly.	– Identifying, measuring, monitoring, managing and reporting sustainability and climate risks (including nature-related risks). – Applying sustainability and climate risk appetite as codified in UBS Group's Sustainability and Climate Risks Policy. – Continue integrating sustainability and climate risk regulatory requirements into financial risk management and stress-test frameworks. – Ensuring the sustainability and climate risk framework is embedded into our activities at Group and legal entity level compliance, the Credit Suisse integration strategy and UBS's target operating model.
Current metrics and targets	– Address our financed emissions by aligning specified sectors to decarbonization pathways. – Aim to align, by 2030, 20% of UBS AG Asset Management's total assets under management with net zero.[1] – USD 400bn invested assets in sustainable investments in UBS AG by 2025.[2] – Disclosure of facilitated emissions for selected carbon-intensive sectors.	– Minimize our scope 1 and 2 emissions through energy efficiencies and by switching to more sustainable energy sources. After which, procure credible carbon removal credits to neutralize any residual emissions down to zero by 2025.[3] – Reduction of our own energy consumption by 15% from 2019 levels by 2025. – 100% renewable electricity coverage. – Offset historical emissions from own operations back to 2000 by 2025.[4] – Engage with our GHG key vendors, for 100% of them to declare their emissions and set net-zero-aligned goals by 2026, and reduce their scope 1 and 2 emissions in line with net-zero trajectories by 2035.[5]	– Exposure to climate-sensitive sectors (transition and physical). – Exposure to nature-related risks. – Climate-related materiality assessment.

Key enablers: Governance and accountabilities — Engagement and partnerships — Training and culture — Climate data and analytics

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

45

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

46
We understand

the deep

interrelationships

that exist

between climate

and nature.

Our approach

to climate,

including
our

ambition

to

achieve

net

zero,

also

forms

part

of

our

approach

toward

managing

nature-related

risks

and
opportunities.
›
Refer to the UBS Group Climate and Nature Report 2023, available at
ubs.com/sustainability-reporting , for a full description of
UBS’s approach to climate and nature
Our approach to sustainable finance
We

are

committed

to

supporting

our

clients’

sustainability

ambitions,

whether

they

focus

on

reducing

the

carbon
emissions footprint of their business or portfolios or seek

to encourage a more equitable and more

prosperous society.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about our sustainability and impact

strategy and activities
Defining sustainable finance
It is important

to set out

how we define

sustainable finance,

as no uniformly

accepted definition

currently exists

in the
industry.

We

consider

sustainable

finance

to

include

any

financial

product

or

service

(including

both

investing

and
financing solutions) that

aims to

explicitly align with

and / or

contribute to sustainability-related objectives,

while targeting
market-rate risk-adjusted financial returns. Sustainability-related objectives may include, but are not limited to, the SDGs identified in the United Nations 2030 Agenda for Sustainable Development

.

Our approach

to sustainable

finance is

also reflected

in the

Group sustainable

investing framework,

which specifically
defines “sustainability focus” and “impact investing” products.
Both

categories

reflect

a

defined

and

explicit

sustainability

intention

of

the

underlying

investment

strategy.

This
intentionality differentiates them

from traditional investment

products or

those that consider

sustainability-related aspects
but do not

actively and

explicitly pursue

any specific

sustainability objective,

such as

ESG integration

or exclusions-only
approaches.
Our sustainable finance ambitions

Through our sustainable finance product and

service offerings, we target four key objectives

in serving our clients.

–
The power of choice:

we want to give

our investing clients

the choices they

need to meet

their specific sustainability
objectives.

–
An orderly transition:

we aim to

support our clients

in their transition

to a low-carbon

economy, for instance

by offering
innovative sustainable financing and investment solutions

.
–
Managing risks

and identifying

opportunities: we

offer research

and thematic

insights, as

well as

data and

analytics
services. Combined with targeted

advice, these are designed

to help clients better

understand and mitigate risks

and
identify new opportunities.
–
Making

sustainable

finance

an

everyday

topic:

we

want

to

make

sustainability

topics

tangible

throughout

our
interactions with clients. To help us do that, we provide support in the form of tools, platforms and education.

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

47
Sustainable finance
We continued to support

the sustainability ambitions of

our corporate and institutional

clients via our financing

solutions.
We helped facilitate

USD 53.7bn of green,

social, sustainability and sustainability

-linked bond deals,

such as structuring
and support of

Western Australia Treasury Corporation’s inaugural AUD 1.9bn green bond.

We introduced sustainability-
linked loans for multi-national corporations

and further supported our clients with

ESG advisory services and tools,

such
as the renovation and subsidies calculators for clients

in Switzerland.
Sustainable investing
Similarly to the

overall markets, our

sustainable investing (SI)

invested assets continued

to grow in

2023. We continued
to expand the SI product offering for our clients, including, among others, new net-zero ambition portfolios, sustainable hedge funds and private-market impact solutions, as well as low-carbon investing modules.

›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about our approach to sustainable investing

and financing
Sustainable investments
1
For the year ended % change from
USD bn, except where indicated 31.12.23 31.12.22 31.12.21 31.12.22
Total invested assets (UBS Group) 5,714.1 3,980.9 4,614.5 44 of which: total invested assets (UBS AG) 4,504.7 3,980.9 4,614.5 13
Sustainable investments (UBS AG)
2
Sustainability focus
3
270.4 246.9 222.7 10
Impact investing
4
21.8 19.2 28.1 14
Total sustainable investments
5,6,7
292.3 266.0 250.8 10
SI proportion of total invested assets (%)
8
6.5 6.7 5.4
1
The table above

details UBS AG

Sustainable Investing

Invested Assets (IA)

and the evolution

thereof.

This table

does not contain

any Credit Suisse

products and associated

IA classified under

the Credit Suisse
Sustainable Investing Framework

(SIF). Credit Suisse

IA in accordance

with the SIF

are reported separately

as figures are

not directly comparable

with the UBS

figures due to

material differences in

the underlying
sustainable investment

frameworks and

definitions being

applied. Refer

to “Appendix

3 –

Entity-specific disclosures

for Credit

Suisse AG”

in the

UBS Group

Sustainability Report

2023, available

under “Annual
reporting” at ubs.com/investors, for more information.

2
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

Impact generated is attributable to investor

action and/or contributions.

5 Certain products have been reclassified during 2023
for reasons including,

but not limited

to, an

evolving regulatory environment,

periodic monitoring of

the product shelf,

and developing internal

classification standards.

Impact of these

movements on sustainable
investment invested assets was a net reduction by USD 7bn in UBS AG Global Wealth Management Americas

and a net reduction by USD
6bn in UBS AG Asset Management.

6

In line with general market practice,
IA reported

for sustainable

investments include

limited amounts

of instruments

not classified

as sustainable

investment, including

cash and

cash-like

instruments that

each fund

and portfolio

hold for

liquidity
management purposes, as well as, subject to clear, limiting restrictions, client-directed investments included in sustainable investing mandates managed by UBS Asset Management.

7

The impact investing and total
sustainable investments (UBS AG) disclosures for 31 December 2022 and 31
December 2021 reporting periods have been restated to remove investments that were duplicated in the disclosed values.

As a result, the
values disclosed for 31 December 2022 and 31
December 2021 for both

categories have each decreased

by USD
1.6bn and USD 0.4bn, respectively. 8
Total invested assets (UBS

AG) are used to

calculate the SI
proportion.
This was

also reflected

in our

clients’ continued

interest in

SI solutions.

Over the

course of

2023, UBS

AG’s SI

invested
assets rose

to USD

292.3bn

as of

31
  December
2023, compared

with USD

266bn at

the end

of 2022,

representing

a
year-on-year increase of 10%. A combination of factors

contributed to this growth, including new product launches, net new money inflows as well as market performance.

SI invested assets accounted for 6.5% of UBS’s total invested assets
at year-end   2023.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about our approach to sustainable investing

and financing

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

48
Managing sustainability and climate risks
Helping to further

the Group’s

broader sustainability

goals with

due consideration to

our responsibility

to manage risk,
we

manage

sustainability

and

climate

risk

under

a

pragmatic

and

robust

policy.

That

policy

incorporates

our

risk
management framework

and related

standards

and guidelines

and applies

to our

own operations,

our balance

sheet,
our clients’ assets and our supply chain.
Our approach to managing sustainability,

climate and nature-related risk helps us identify and manage potential adverse impacts on the climate, on the environment and to human rights, as well as the associated risks affecting our clients and
us. We define

sustainability and

climate risk

as the risk

that UBS

negatively impacts,

or is impacted

by, climate

change,
natural capital,

human

rights, and

other

ESG matters.

Sustainability

and climate

risks may

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

report
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for a full description
of our sustainability and climate risk policy

framework
Our aspirations and progress
We work with

a long-term focus on

providing appropriate

returns to our stakeholders

in a responsible

manner.

We are
committed to providing

transparent aspirations

or targets and reporting

on the progress

made against them.

Following
the

acquisition

of

the

Credit

Suisse

Group,

our

exposure

increased

accordingly,

so

we

reviewed

our

aspirations.
Amendments

that

arose

from

this

review

process

were

considered

by

the

GEB

and the

CCRC.

This

table

reflects

the
overall outcomes of this process with more

detailed information provided in the UBS

Group Sustainability Report 2023.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual Reporting” at
ubs.com/investors , for more detailed
information on our aspirations

and our progress
Our aspirations

and progress
Our priorities
Our aspirations

or targets
Our progress in 2023
Planet, people,
partnerships
Sustainable investments.
1
Increased invested assets in sustainable investments

in UBS AG to
USD 292.3bn (compared with USD 266bn in 2022).
Planet
Following the acquisition of the Credit Suisse Group,

we
refined the UBS Group lending sector decarbonization
targets to reflect the activities of the combined
organization and evolving standards and methodologies.
2
Reduce emissions intensity associated with

UBS in-scope
lending by 2030 from 2021 levels for:
–
Swiss residential real estate by 45%;

–
Swiss commercial real estate by 48%;

– power generation by 60%;
– iron and steel by 27%; and
– cement by 24%.
Reduce absolute financed emissions associated

with UBS
in-scope lending by 2030 from 2021 levels for:
– fossil fuels by 70%.
Continue disclosing in-scope ship finance portfolios
according to the Poseidon Principles decarbonization
trajectories with the aim of aligning therewith.
3
Calculated progress against pathways for revised targets.
4
Changes in emissions intensity associated with

UBS in-scope lending (end of
2022 vs.

2021 baseline):
–
Swiss residential real estate reduced by 6%;

–
Swiss commercial real estate increased by 2%;

– power generation reduced by 13%;
– iron and steel reduced by 4%; and
– cement reduced by 1%.
Changes in absolute financed emissions associated

with UBS in-scope
lending (end of 2022 vs.

2021 baseline) for:
– fossil fuels reduced by 29%.
In-scope ship finance portfolio remains below the

existing International
Maritime Organization (IMO 50) decarbonization

trajectory.
Aim, by 2030, to align 20% of UBS AG Asset
Management’s total assets under management

(AuM)
with net zero. This pre-acquisition UBS aspiration will be
reassessed in 2024.
5
Aligned 2.9% of UBS AG Asset Management’s

total AuM with net zero.
Minimize our scope 1 and 2 emissions through

energy
efficiencies and switching to more sustainable energy
sources. After which, procuring credible carbon removal
credits to neutralize any residual emissions down to zero
by 2025.
6
Reduced net GHG footprint for scope 1 and

2 emissions by 21% and energy
consumption by 8% (compared with 2022); continued

replacing fossil fuel
heating systems and monitored delivery of contracted

carbon removal
credits; achieved 96% renewable electricity coverage in line with RE100
despite challenging market conditions.

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

49
Offset historical emissions back to the year 2000

by
sourcing carbon offsets (by year-end 2021) and by
offsetting credit delivery and full retirement in registry (by year-end 2025). The scope is UBS Group excluding Credit
Suisse.
Continued to follow up on credit delivery and retirement of

sourced
portfolio.
Engage with our greenhouse gas (GHG) key vendors,

for
100% of them to declare their emissions and set

net
zero-aligned goals by 2026, and reduce their scope 1 and
2 emissions in line with net-zero trajectories by 2035.
7
We invited the vendors that accounted for 67%

of our annual vendor spend
to disclose their environmental performance through CDP’s

Supply Chain
Program, with 70% of the invited vendors completing

their disclosures in the
CDP platform.
65% of GHG key vendors (defined as those

vendors that collectively account
for more than 50% of our estimated vendor GHG

emissions) have declared
their emissions on CDP and set net-zero-aligned goals.
People
(aspirations)
By 2025, 30% of worldwide roles at Director level and
above held by women.
Increased to 29.5% (2022: 27.8%) of worldwide

roles at Director level and
above held by women.
By 2025, 26% of US roles at Director level and above
held by employees from ethnic minority backgrounds.
Increased to 25.1% (2022: 20.5%) of US roles at Director level and above
held by employees from ethnic minority backgrounds.

By 2025, 26% of UK roles at Director level and above
held by employees from ethnic minority backgrounds.
Increased to 24.3% (2022: 23.4%) of UK roles at Director

level and above
held by employees from ethnic minority backgrounds.
By 2025, 4% of UK roles at Director level and above held
by black employees.
Stable at 2.1% (2022: 2.2%).
By 2025, 25% of Americas financial advisor

/ client
advisor roles held by women (UBS Group excluding
Credit Suisse).
Increased to 16.8% (2022: 16.6%).
By 2025, 18.8% of US financial advisor

/ client advisor
roles held by employees from racial / ethnic minority
backgrounds (UBS Group excluding Credit Suisse).
Decreased to 12.2% (2022: 12.4%).
Raise USD 1bn in donations to our client philanthropy
foundations and funds and reach 26.5 million
beneficiaries by 2025 (cumulative for 2021–2025).
Achieved a UBS Optimus network of foundations

donation volume of
USD 328.0m in 2023, totaling USD 763.9m since

2021 (both figures include
UBS matching contributions).
8
Reached 7 million beneficiaries in 2023

and 18.5 million beneficiaries across
our social impact activities since 2021.
Partnerships
Continue to position UBS as a leading facilitator

of
discussion, debate and idea generation.
Delivered a variety of insights, including through interviews with subject-
matter experts, individual research reports and comprehensive white papers,
via the UBS Sustainability and Impact Institute,

including key publications
The
Rise of the Impact Economy

and
Rethink, rebuild, reimagine
.
Co-organized, with the Institute of International

Finance, the second
Wolfsberg Forum for Sustainable Finance.
Drive standards, research and development, and
product development.
Co-led financial-sector-specific working group of the

Taskforce on Nature-
related Financial Disclosures (the TNFD) and supported the

launch of the
TNFD framework.
Co-chaired the UNEP FI Principles for Responsible

Banking Nature working
group that developed initial guidance on nature target

setting for financial
institutions.
1

As part of

the integration of

Credit Suisse, UBS

has retired the

pre-acquisition UBS sustainable

investing aspiration of

USD 400bn in SI

invested assets.

2

While we continue

to take steps

to align our business
activities to our targets, it is important to note that progress towards our targets may not be linear and that the realization of our own targets and aspirations is dependent on various factors which are outside of our
direct influence.

We will

continue to

adjust our

approach in

line with

external developments

and evolving

best practices

for the

financial sector

and climate

science. Refer

to the

Supplement to

the UBS

Group
Sustainability Report 2023,

available under “Annual

reporting” at
ubs.com/investors
, for more

information about parts

of the value

chain within sectors

covered by metrics

and targets. Metrics

are based on

gross
exposure, which includes

total loans and advances

to customers, fair value

loans and guarantees,

and irrevocable loan commitments.

Exclusions from the

scope of analysis primarily

include financial services,

credit
card and other exposure

to private individuals.

3

As part of our

ship finance strategy,

ships in scope of

Poseidon Principles (PP)

are assessed on criteria

which aim at aligning

portfolios to the PP

decarbonization
trajectories. The

PP are a framework

for assessing and disclosing, on

an annual basis, the

climate alignment of in-scope ship

finance portfolios to the ambition

of the International Maritime Organization

(the IMO),
including its 2023 Revised

GHG Strategy for GHG

emissions from international shipping

to decrease to net

zero by or around

2050 (compared with 2008

levels).

4

Refer to the “Environment”

section of the UBS
Group Sustainability Report 2023, available under “Annual

reporting” at
ubs.com/investors
, for further information. The inherent one-year time lag between the as-of date of our lending exposure and the as-of date
of emissions can be explained

by two factors: corpora

tions disclose their emissions

in annual reporting only

a few months after the

end of a financial year;

and specialized third-party data

providers take up

to nine
months to collect disclosed data and make it available to data users. Consequently, the baselines for our decarbonization targets are calculated on year-end 2021 lending exposure and 2020 emissions data. Our 2022 emissions actuals are based on

year-end 2022 lending

exposure and 2021 emissions data.

For asset financing (e.g.

,

real estate, shipping) there

is no time lag, and

exposure and emissions actuals refer

to the same
year.

5

The 20% alignment goal amounted to USD 235bn at the time of pre-acquisition Asset Management’s commitment in 2021. By 2030, the weighted average carbon intensity of funds is to be 50%

below the
carbon intensity of the respective 2019 benchmark.

6
Scope 2 emissions are market-based emissions. The remaining scope 1 and 2 emissions may be in excess of the approximately 5–10% residuals required for net zero (per the definition

of a “net-zero target”

by the ESRS E1

Climate Change per delegated

act, adopted on 31

July 2023), which is

our ambition for 2050.

In 2024, we will

be reviewing our 2025

scope 1 and 2
target for achievability

for the combined

organization and

alignment with latest

guidance.

7

In 2024, we

may review our

targets for GHG

key vendors

for the combined

organization and

alignment with

latest
guidance. Our GHG key vendors are those vendors that collectively account for more than 50% of our estimated vendor GHG emissions.

8
Figures provided for the UBS Optimus network of foundations are based on unaudited management accounts and information available

as of January 2024.

Audited financial statements for UBS Optimus

network of foundations

entities are produced and available per

local market regulatory
guideline.
Cautionary note:
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

Annual Report 2023 |
Our strategy, business model and environment

| How we create value for our stakeholders

50
Reporting to our stakeholders on our sustainability

strategy and activities
Further information about our sustainability efforts and commitments is provided in the UBS Group Sustainability

Report
2023, available under

“Annual reporting” at
ubs.com/investors
. The

content of the

UBS Group Sustainability

Report 2023
has been prepared

in accordance with

Global Reporting Initiative

(GRI) standards,

with the German

rules implementing
the EU Directive on disclosure of non-financial and diversity information (2014/95/EU) and the Swiss Code of

Obligations
(Art. 964a et. seq.). UBS is

in the process of implementing a combined

and aligned sustainability-and-climate-risk dataset
across

UBS Group

and including

Credit

Suisse

AG. For

this reason,

UBS will

publish UBS

Group

and Credit

Suisse AG
sustainability and

climate risk

metrics required

pursuant to

FINMA Circular

2016/1 “Disclosure

– banks”,

Annex 5,

in a
supplement to

the UBS

Group Annual Report

and the UBS Group

Sustainability Report in

line with

the publication

timeline
for the semi-annual Pillar

3 disclosures in the

third quarter of 2024. All

climate-

and nature-related information contained
in the UBS

Group Sustainability

Report 2023

is also made

available through

a separate

UBS Group

Climate and

Nature
Report

2023.

The

latter

report

follows

the

structure

recommended

by

the

Task

Force

on

Climate-related

Financial
Disclosures (the

TCFD) and

also leverages

the framework

of the

Taskforce

on Nature-related

Financial Disclosures

(the
TNFD). Our reporting on

sustainability has been reviewed

on a limited assurance basis

by Ernst & Young

Ltd against the
GRI Standards.

›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for an overview of
non-financial disclosures in accordance with the German rules implementing

EU Directive 2014/95 and the Swiss Code of
Obligations (Art. 964a et. Seq.), and for information

about the disclosures of UBS AG and UBS Europe SE

pursuant to Art. 8 of the
EU Taxonomy Regulation
›
Refer to “Sustainability and climate risk” in

the “Risk management and control” section of this

report, for the UBS AG
sustainability and climate risk metrics disclosures as

required by FINMA Circular 2016/1 "Disclosure – banks," Annex 5
Regulation and supervision
As a

financial services provider based

in Switzerland, the

UBS Group

is subject to

consolidated supervision by the

Swiss
Financial

Market

Supervisory

Authority

(FINMA).

Our entities

are also

regulated

and supervised

by authorities

in each

country
where

we conduct

business.

Through

UBS AG,

Credit

Suisse AG,

UBS

Switzerland AG

and Credit

Suisse

(Schweiz) AG,

which
are licensed

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

capital adequacy and

risk diversification rules,

liquidity,
internal

control systems,

business

conduct,

and corporate

governance.

FINMA meets

its statutory

supervisory

responsibilities
through licensing,

regulation, supervision,

and enforcement.

It is responsible

for prudential

supervision

and mandates

audit
firms to perform

regulatory audits

and other supervisory

tasks on its behalf.
Capital adequacy and liquidity regulation
As an internationally active Swiss systemically important bank

(an SIB), we are subject to capital and total

loss-absorbing
capacity (TLAC) requirements

that are

based on both

risk-weighted assets

and the leverage

ratio denominator,

and are
among the

most stringent

in the

world. We

are also

subject to

Swiss SIB

liquidity requirements

and to

minimum long-
term funding requirements.
›
Refer to the “Risk, capital, liquidity and funding,

and balance sheet” section of this report for

more information about the Swiss
SRB framework and the Swiss too-big-to-fail (TBTF)

requirements
›
Refer to “Liquidity coverage ratio” in the “Risk,

capital, liquidity and funding, and balance sheet”

section of this report for more
information about liquidity coverage ratio requirements

Regulation and supervision outside Switzerland
Regulation and supervision in the US
In the

US, UBS

is subject

to regulation

and supervision

by the

Board of

Governors

of the

Federal Reserve

System (the

Federal
Reserve Board) under a

number of laws.

UBS Group AG, UBS AG and

Credit Suisse AG are

subject to the

Bank Holding
Company Act,

pursuant to

which the Federal

Reserve Board has

supervisory

authority over

our US operations.

Annual Report 2023 |
Our strategy, business model and environment

| Regulation and supervision

51
In addition to being

a financial holding company under the

Bank Holding Company Act, UBS AG has

US branches, which
are authorized and

supervised by

the Office

of the Comptroller

of the Currency

(the OCC).

Credit Suisse

AG New York
Branch

is

authorized

and

supervised

by

the

New

York

Department

of

Financial

Services.

UBS AG

and

Credit

Suisse
International are registered

as swap dealers with

the Commodity Futures

Trading Commission (the

CFTC), and UBS AG,
Credit Suisse AG

and Credit

Suisse International

are registered

as securities-based

swap dealers

with the

Securities and
Exchange Commission (the SEC).

UBS Americas Holding

LLC, the intermediate

holding company for

our operations in

the US outside

of the UBS AG

branch
network,

as required

under

the

Dodd–Frank

Act,

is subject

to requirements

established

by

the

Federal

Reserve

Board
related to risk-based

capital, liquidity, the

Comprehensive Capital

Analysis and Review

(CCAR) stress testing

and capital
planning process, and resolution

planning and governance.

Credit Suisse Holdings (USA),

Inc., the intermediate

holding
company for Credit Suisse’s US operations, is subject to the same Federal Reserve Board requirements and is expected to be integrated into UBS Americas Holding LLC in June 2024.
UBS Bank USA,

a Federal Deposit

Insurance Corporation

(FDIC)-insured depository

institution subsidiary,

is licensed and
regulated by state regulators in Utah and is also supervised by the FDIC.

UBS Financial Services

Inc., UBS Securities

LLC and several

other US subsidiaries

of UBS, as

well as US

subsidiaries of Credit
Suisse Holdings (USA),

Inc., are subject

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

Authority (the PRA), which
is part of the Bank of England (the BoE), and the Financial Conduct Authority

(the FCA). We are also subject to the

rules
of the London Stock Exchange and other securities and commodities exchanges of which UBS AG is a member.
UBS AG has a UK-registered branch, UBS AG

London Branch, which serves as a

global booking center for our Investment
Bank. Our regulated subsidiaries

that provide asset management services,

including Credit Suisse Asset

Management Ltd,
are

authorized

and

regulated

by

the

FCA.

UBS

Asset

Management

Life

Ltd,

Credit

Suisse

International,

Credit

Suisse
Securities (Europe)

Limited and

Credit Suisse

(UK) Limited

are authorized

and regulated

by the

FCA and

subject to

the
authority of the PRA.

Regulation and supervision in Germany and the EU
UBS Europe SE, headquartered

in Germany,

is subject to the direct

supervision of the European

Central Bank (the ECB),
as well

as

to continued

conduct,

consumer

protection

and anti-money

-laundering-related

supervision

by

the

German
Federal Financial Supervisory Authority (BaFin) and supervisory support by the German Bundesbank. The entity is subject
to EU and German laws and regulations. UBS Europe

SE maintains branches in Denmark, France,

Italy, Luxembourg,

the
Netherlands, Poland,

Spain, Sweden

and Switzerland,

and is

subject

to conduct

supervision by

authorities

in all

those
countries.
Credit Suisse AG has four banking

subsidiaries in Europe:

in Italy, Credit Suisse (Italy)

S.p.A. is supervised by the

Bank of
Italy

and

the

Commissione

Nazionale

per

le

Società

e

la

Borsa

(Consob);

in

Spain,

Credit

Suisse

Bank

(Europe)

SA

is
supervised by the

Bank of Spain,

the Comisión

Nacional del Mercado

de Valores (the

CNMV) and the

Servicio Ejecutivo
de

la

Comisión

de

Prevención

del

Blanqueo

de

Capitales

e

Infracciones

Monetarias

(Sepblac);

in

Luxembourg,

Credit
Suisse

(Luxembourg)

S.A.

is

supervised

by

the

Commission

de

Surveillance

du

Secteur

Financier

(the

CSSF),

the
Commissariat

aux

Assurances

(the

CAA)

and

the

Banque

de

Luxembourg;

and

in

Germany,

Credit

Suisse
(Deutschland) AG

is

supervised

by

BaFin

and

the

Bundesbank.

Credit

Suisse

(Luxembourg)

S.A.

operates

branches

in
France, Ireland and Portugal and is subject to conduct supervision by authorities in all those countries. Credit Suisse Bank
(Europe) S.A.

operates branches

in France,

Italy, the

Netherlands and

Sweden and

is subject

to conduct

supervision by
authorities in all those countries.
We expect

to wind

down or

consolidate the

European banking

subsidiaries of

Credit Suisse

AG into

UBS Europe

SE in
accordance

with

the

intermediate

EU

parent

undertaking

requirement,

which

in

agreement

with

the

ECB

is

to

be
implemented by June 2025.
Regulation and supervision in Asia Pacific
We operate

in numerous

locations in Asia

Pacific, including

Singapore, the

Hong Kong SAR,

mainland China,

Australia
and Japan. The

operations in these

locations are subject

to regulation and

supervision by local

financial regulators.

Our
Asia Pacific regional hubs are in Singapore

and the Hong Kong SAR.
In Singapore,

UBS AG Singapore Branch,

UBS Securities Pte

Ltd, UBS

Asset Management (Singapore)

Ltd and Credit

Suisse
Securities (Singapore)

Pte Limited are

supervised by the

Monetary Authority

of Singapore

and the Singapore

Exchange.
Credit Suisse AG

Singapore Branch

and Credit

Suisse (Singapore)

Limited are

supervised by

the Monetary

Authority of
Singapore.

Annual Report 2023 |
Our strategy, business model and environment

| Regulation and supervision

52
In the Hong Kong SAR, UBS AG

Hong Kong Branch and Credit Suisse AG Hong Kong Branch

are supervised by the Hong
Kong Monetary Authority. UBS

Securities Hong Kong

Limited, UBS Securities Asia

Limited, UBS Asset Management

(Hong
Kong) Limited, Credit Suisse (Hong Kong) Limited and Credit Suisse Securities (Hong Kong) Limited are supervised by the
Hong Kong Securities and

Futures Commission. In

addition, UBS Securities

Hong Kong Limited and

Credit Suisse (Hong
Kong) Limited are supervised by Hong Kong Exchanges and

Clearing Limited.

In mainland China,

we have

multiple licenses

to operate the

respective business

lines of UBS

AG and Credit

Suisse AG,
and the

various entities

are subject

to regulation

by a

number of

different government

agencies. The

People’s Bank

of
China oversees China’s

macro capital markets

policies and ensures

coordinated supervisory

approaches by the

National
Administration of

Financial Regulation

(the China

Banking and

Insurance Regulatory

Commission until

May 2023),

the
China Securities Regulatory Commission and a number

of exchanges.

In Australia,

UBS AG Australia

Branch and

Credit Suisse AG

Sydney Branch

are supervised

by the

Australian Prudential
Regulation

Authority,

the

Australian

Securities

and

Investments

Commission,

the

Australian

Transaction

Reports

and
Analysis Centre, the Reserve Bank of Australia, and the

Australian Securities Exchange. UBS Securities

Australia Ltd, UBS
Asset Management Limited

and Credit Suisse Equities

(Australia) Limited are supervised

by the Australian Securities

and
Investments Commission, the Australian Transaction Reports and Analysis Centre and the

Australian Securities Exchange.

In Japan,

UBS Securities Japan

Co., Ltd. and

Credit Suisse Securities

(Japan) Limited

are supervised by

the Financial

Services
Agency and the Japan Exchange Group. UBS AG Tokyo Branch and Credit Suisse AG Tokyo Branch are supervised by the
Financial Services

Agency and

the Bank

of Japan.

UBS SuMi

TRUST Wealth

Management Co.,

Ltd. is

supervised by

the
Financial

Services

Agency

and

the

Japanese

Ministry

of

Finance.

UBS

Asset

Management

(Japan)

Ltd

and

UBS

Japan
Advisors Inc. are supervised by the Financial Services Agency.

Financial crime prevention
Combating money laundering and terrorist financing has been a major focus of many governments in recent years. Laws
and regulations, including the Swiss Banking Act and the US Bank Secrecy Act, require effective policies, procedures and controls to detect,

prevent and report

money laundering and

terrorist financing, and

the verification of client

identities.
Failure to introduce

and maintain adequate

programs to prevent

money laundering and

terrorist financing can

result in
significant legal and reputational risk and fines.
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
Swiss TBTF legislation

requires each Swiss

SRB to establish

an emergency plan

to maintain systemic

functions in case

of
impending insolvency. In response to these Swiss requirements and similar ones in other jurisdictions, UBS has developed recovery plans and

resolution strategies, as

well as plans

for restructuring or

winding down businesses

if the firm could
not otherwise be stabilized.

In 2013, FINMA

stated its

preference for

a single point

of entry

(an SPE)

strategy for globally

active SRBs,

such as

UBS,
with a bail-in

at the group

holding company level.

UBS has made

structural, financial and operational

changes to facilitate
an SPE strategy and

is confident that

a resolution of

the bank is

operationally executable and legally

enforceable. In 2023,
UBS acquired

the Credit Suisse

Group and merged

Credit Suisse Group AG

into UBS

Group AG. UBS Group AG

subsumed
all

the

capital

and

loss-absorbing

instruments

of

Credit

Suisse

Group AG

with

the

acquisition.

A

bail-in

remains
operationally executable for

the combined UBS Group and

an SPE resolution strategy

remains the preferred strategy

for
UBS.
FINMA evaluates the recovery and resolution plans of Swiss SRBs on a regular basis. In its most recent assessment,

which
was published in April 2023 and based on year-end 2022 information, FINMA re-confirmed that UBS’s Swiss emergency
plan is

effective, that

the recovery

plan has

been approved

and that

UBS fulfills

all resolvability

criteria. The

same was
confirmed for Credit Suisse. This assessment

did not reflect the combined organization and

the respective plans will need
to be

amended and

approved for

the new

and combined

Group. FINMA

will review

its resolvability

assessment of

the
combined UBS Group as the integration progresses. A new, interim assessment is expected to be published by FINMA at
the end of the second quarter of 2024.

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
Recovery plans
Resolution strategies
Point of non-viability
Operational risk framework triggers
Liquidity triggers
Recovery triggers
Recovery
Resolution
Level of stress
Scale of response needed

Annual Report 2023 |
Our strategy, business model and environment

| Regulation and supervision

53
Crisis management framework
The UBS Group’s crisis management framework

assigns responsibility and actions depending on the

nature of the stress
incident and the scale of the response needed.
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

the Global

Recovery

Plan (the

GRP) if

a stress

event reached

a severity

requiring activation

based on

the
GRP’s recovery risk indicators.
–
FINMA has the authority

to determine whether the

point of non-viability (the

PONV), as defined by

Swiss law, has been
reached and, as part of the resolution plan, has the power to order the bail-in of creditors to recapitalize and stabilize
the Group, limit payments of dividends and interest, alter our legal structure, take actions to reduce business risk, and order a restructuring of the bank.
Credit

Suisse AG

and

its

subsidiaries

also

maintain

a

separate

crisis

management

framework,

including

processes,
governance and responsibilities, which will

be in place as long

as those legal entities

exist and are subject to

standalone
recovery

and

resolution

requirements.

The

standards

and

processes

applied

have

been

harmonized

with

the

UBS
framework to the extent possible.
Global Recovery Plan

The GRP

provides a

tool to

restore financial

strength if

UBS comes

under severe

capital or

liquidity stress.

Quantitative
and qualitative triggers are monitored daily and are

subject to predefined governance and escalation processes. Recovery options

are

linked

to

owners

and

checklists,

with

the

objectives

of

preserving

capital,

raising

capital

or

liquidity,

or
disposing of or winding down businesses.

Annual Report 2023 |
Our strategy, business model and environment

| Regulation and supervision

54
Global Resolution Strategy
FINMA is required

to produce

a global resolution

plan for UBS.

The plan

includes setting out

measures that

FINMA can
take to

resolve UBS

in an

orderly manner

if the

Group enters

resolution. The

SPE bail-in

strategy would

involve writing
down the

Group’s remaining

equity and

additional tier

1 and

tier 2 instruments,

as well

as the

bailing in

of the

TLAC-
eligible senior unsecured

bonds at the

UBS Group AG

level. An internal

recapitalization of

undercapitalized subsidiaries
would

be

executed

simultaneously

with

losses

transmitted

to

UBS AG

or

Credit

Suisse AG,

and,

ultimately,

UBS
Group AG. Post-resolution restructuring measures could

include disposals or wind-down of businesses and assets.
Local recovery and resolution plans
The Swiss

emergency plans demonstrate

how UBS’s

systemically important functions

and critical

operations in

Switzerland
can continue if

the UBS Group

cannot be restructured.

This is achieved

mainly by operating

the Swiss-booked

business
in separate legal entities and by maintaining sufficient capital and liquidity to ensure their continued operation. Until the merger of Credit

Suisse (Schweiz) AG into

UBS Switzerland AG,

UBS will maintain

two separate

Swiss emergency plans
to cater for differences in the organizational setup and differences in infrastructure.

The US resolution plans set

out the steps that could be taken

to resolve the US intermediate

holding companies (the US
IHCs) i.e., UBS

Americas Holding LLC

and Credit Suisse

Holdings (USA), Inc.,

and their subsidiaries

if they suffered

material
financial distress and the UBS Group was unable or unwilling to provide financial support. As required by US regulations, our US plans contemplate that

the US IHCs will commence

US bankruptcy proceedings. Prior

to this, the plans envisage
the

US

IHCs

downstreaming

financial

resources

to

their

respective

subsidiaries

to

facilitate

an

orderly

wind-down

or
disposal of

businesses. Following the

expected integration of

Credit Suisse

Holdings (USA), Inc.

into UBS

Americas Holding
LLC in 2024, only the resolution plan of UBS Americas Holding

LLC will be maintained.

UBS Europe SE updates

a local recovery

plan annually based

on ECB requirements,

and resolution planning

information
and capabilities based on

Single Resolution Board requirements. On the

basis of such information,

the Internal Resolution
Team, composed of members of the Single

Resolution Board, produces a resolution plan

for UBS Europe SE. In addition,
several Credit Suisse subsidiaries in Europe will maintain local recovery plans until the Credit Suisse entities are integrated into the UBS intermediate parent undertaking.
UBS operates

a UK

banking subsidiary with

Credit Suisse

International, which is

subject to

the UK

Resolvability Assessment
Framework (the

UK RAF).

Under the

UK RAF,

Credit Suisse

International is

required to

assess its

recovery planning

and
resolvability

planning

capabilities

against

the

standards

defined

in

the

UK

RAF

on

an

annual

basis

and

confirm

its
compliance to the BoE and PRA.
Other local recovery and resolution plans

exist for various Group entities and jurisdictions

.
Regulatory trends
In

2023,

regulatory

policy

was

strongly

impacted

by

the

banking

turmoil

in

March,

with

financial

stability

concerns
returning

to

the

forefront,

followed

by

renewed

discussions

around

the

effectiveness

of

too-big-to-fail

/

resolution
frameworks

and

subsequent

initial

lessons

drawn

being

discussed

throughout

the

year.

While

the

reviews

by
supranational standard-setters

and in

Switzerland generally

upheld the

appropriateness

of the

international regulatory
and resolution frameworks, certain themes requiring further

attention were identified with additional analyses ongoing.
The

digitalization

of banking

and corresponding

policy

responses

continued

throughout

2023,

with attention

paid to
systemic risks, market integrity, investor

protection and cross-border aspects

related to digital assets. Initial

policy efforts
started

on

decentralized

finance.

In

the

meantime,

most

major

central

banks

increased

their

engagement

related

to
central bank digital currencies.

New capabilities and wider

adoption of artificial intelligence (AI)

have resulted in increased
regulatory focus on the

topic, particularly regarding

sound governance frameworks,

safety and fairness. The

large-scale
use of both traditional and non-traditional data by AI

models has given rise to questions around the adequacy

of existing
data legislation

and in

some jurisdictions will

likely result

in enhanced

protections. Separately, many

jurisdictions continued
to make data more available across sectors, with a focus

on open finance.
Sustainable finance and climate-related financial

risks remained a key

focus for policymakers in

2023, where we observed
noteworthy activity in

the areas of

corporate and product

disclosures for climate-related

financial risks, specifically

relating
to banks’ governance, strategy, and risk management, as well as efforts to standardize and harmonize regulations across
different jurisdictions. Policymakers advanced guidelines

related to nature and

biodiversity topics by intensifying

the focus
on disclosures,

risk management, and

quantification methodologies. Furthermore,

we observed ongoing

regulatory policy
related to net-zero financing while transition

planning started to become an

important focus topic for policymakers. On
the topic of products regulation, regulatory initiatives continued

to focus on carbon and carbon markets and addressing
issues related

to greenwashing.

Lastly, we

saw increased

regulatory attention

paid to

solutions related

to social

impact
investing and blended finance.

Annual Report 2023 |
Our strategy, business model and environment

| Regulation and supervision

55
The national

implementation of

the Basel III

requirements continued

to be

an important

focus area.

The authorities

in
Switzerland issued

rules to

implement the

final standards

into Swiss

law, and

US banking

regulators launched

a public
consultation in 2023. Switzerland has confirmed the effective date for the revised rules as 1 January 2025. Although the
EU is

still targeting

implementation by

January 2025,

the UK

and the

US have

delayed the

application until

July 2025,
with the US also

including a three-year transition

timeline. Differences in the implementation

timelines and in the

content
of the provisions remain a challenge for globally active banks.
In addition, regulatory

authorities continued to

refine existing regulations,

including efforts to

strengthen the anti-money-
laundering

guidelines

on

beneficial

ownership

and work

on enhancing

third-party

risk management

with

operational
resilience remaining a key issue. The focus on retail investor protection sharpened, in particular in asset management

.

In
the US, retail investor protection features became a component of an ongoing broader equity market reform. In the UK,
reviews of the Senior Managers and Certification Regime focused on determining whether the regime delivers against its
original aim and how it can be improved.

Finally, in light of increasing risks,

non-bank financial intermediation remained
a topic of concern with national and supranational policymakers.
We believe the continued adaptations made to our business model and our proactive management of regulatory change
put us in a strong position

to absorb upcoming changes

to the regulatory environment.

We trust that our strengthened
position as a combined organization will allow us to cope

with any potential challenges.
›
Refer to the “Regulatory and legal developments”

and the “Risk, capital, liquidity and funding,

and balance sheet” sections of this
report for more information
Regulatory and legal developments
Developments related to the acquisition of the Credit Suisse

Group and the banking turmoil in March 2023
Key developments in Switzerland
Based on the emergency

ordinance issued by the

Swiss Federal Council in

connection with the

acquisition of the Credit
Suisse Group

on 16 March

2023, as amended

on 19 March

2023, (the Emergency

Ordinance), UBS

Group AG entered
into a loss protection agreement (an LPA)

with the Swiss Confederation, with an effective date of 12 June 2023. As part of

this

agreement,

the

Swiss

Confederation

would

have

borne up

to

CHF 9bn

of

losses,

if

realized,

on

a

designated
portfolio of Credit Suisse’s non-core assets

after the first CHF 5bn of losses, which would have

been borne by UBS.
Under the Emergency

Ordinance, UBS AG

and Credit

Suisse AG also

had access to

additional liquidity

assistance loans,
the Emergency Liquidity Assistance Plus (ELA+) loans, provided by the Swiss National Bank

(the SNB) of up to CHF 100bn
on a combined

basis, with

the loans

under the

facility having

preferential rights

in bankruptcy

proceedings. The

Credit
Suisse Group was also allowed to borrow up

to an additional CHF 100bn from the SNB backed

by a Swiss federal default
guarantee,

the Public Liquidity Backstop (the PLB), with the loans

having preferential rights in bankruptcy proceedings.
On 11 August 2023, UBS Group AG voluntarily terminated the LPA and the PLB. After reviewing all assets

covered by the
LPA since the closing of the

Transaction in June 2023 and

taking the appropriate fair

value adjustments, UBS concluded
that the LPA was no

longer required. All loans

under the PLB were

fully repaid by the

Credit Suisse Group as

of the end
of May 2023

and Credit Suisse AG

fully repaid the

outstanding ELA+ loans

on 10 August 2023.

As of 31 December

2023,
Credit Suisse (Schweiz) AG had a total of CHF 38bn outstanding under the Emergency Liquidity Assistance facility, which is fully collateralized by Swiss mortgages.
In parallel with

the measures

taken by

the Swiss

Confederation in

March 2023,

the Swiss

Financial Market

Supervisory
Authority (FINMA) also ordered a write-off of CHF 15.8bn principal amount of Credit Suisse Group AG’s additional tier 1
(AT1) instruments.
In May 2023,

the Swiss

Federal Department

of Finance

mandated a group

of experts

on banking

stability to assess

the
role

of

banks

and

the

legal

and

regulatory

framework

related

to

the

stability

of

the

Swiss

financial

center.

The
corresponding report,

published in

September 2023,

concluded that

Swiss capital

regulations are

working as

intended
and

that

there

is

no

need

for

a

major

revision.

However,

the

report

sees

a

need

for

reforms

with

regard

to

banking
supervision

and

proposes

that

the

relevant

authorities

be

granted

broader

powers.

Furthermore,

the

report

suggests
improvements regarding liquidity regulations, including a proposal to extend the supply of liquidity in the case of a crisis.
The

report

also

suggests

that

Swiss

authorities

should

make

improvements

with

regard

to

crisis

preparation

and
management.

Annual Report 2023 |
Our strategy, business model and environment

| Regulatory and legal developments

56
In

June

2023,

the

Swiss

Parliament

formed

a

parliamentary

inquiry

committee

that

is

mandated

to

investigate

the
legitimacy, expediency and

effectiveness of the

management of the competent

authorities and bodies

in the context

of
the

events

involving

the

Credit

Suisse

Group.

The

committee

will

report

to

the

Swiss

Parliament

on

the

results

of

its
investigation and will

propose measures to

remedy any identified

deficiencies. We

expect the results

to be published

in
the

fourth

quarter

of

2024.

The

conclusions

by

the

inquiry

committee

may

include

potentially

significant
recommendations, which could result in more stringent regulation.
In December 2023, FINMA

published a report on

the case of

Credit Suisse that analyzed

the development of Credit

Suisse
in recent

years and

examined

its supervisory

work with

the bank.

In addition,

FINMA

noted in

its report

a number

of
lessons to

be learned,

calling for

a stronger

legal basis,

specifically for

instruments such

as a

Senior Managers

Regime,
the

power

to impose

fines,

and more

stringent

rules regarding

corporate

governance.

Furthermore,

FINMA explained
that it

will adapt

its supervisory

approach in

certain areas

and will

step up

its review

of whether

stabilization measures
are ready to be implemented.

The findings of the

group of experts and the

lessons drawn by FINMA include

recommendations that could result in

more
stringent

regulation,

and

will

be

considered

by

the

Swiss

Federal

Council

in

its

next

report

on

systemically

important
banks, which is to be presented by April 2024.
Key developments in the US
In May 2023, the

Federal Reserve Board

and the Federal Deposit

Insurance Corporation (the

FDIC) released reports

that
covered the

circumstances leading

to the

closing of

certain banking

organizations following

the events

in the

banking
market in March 2023. The reports noted shortcomings in the supervisory agencies’ execution of examination programs,
including escalation

of supervisory

issues and

staffing. They

also raised

concerns related

to the

regulatory

framework,
including the Federal Reserve’s Tailoring Rule and other topics, such as interest rate risk management. UBS expects these developments to impact the regulatory environment

in the US, where UBS has significant

operations.
In November

2023, the

FDIC approved

a final rule

to implement

a special

assessment to

recover losses

incurred by

the
Deposit Insurance

Fund in

connection with

the failures

of Silicon

Valley Bank

and Signature

Bank in

March 2023.

The
assessment

is

based

on

the

estimated

uninsured

deposits

of

each

depository

institution

at

the

end

of

2022.

The
assessment will

be collected

over an

eight-quarter

period that

started in

January 2024.

In the

fourth quarter

of 2023,
UBS Bank USA recorded a charge for the full amount

of its estimated assessment of USD 60m.
Key developments at the supranational level
In October 2023,

the Basel Committee

on Banking Supervision

(the BCBS) released

a report

on the causes

of the 2023
banking turmoil. The BCBS argues that

while the distress of various banks

in March 2023 reflected

idiosyncratic factors,
recurring

themes

can

be

grouped

into

three

broad

categories:

bank

risk-management

practices

and

governance
arrangements; strong and effective

supervision; and robust regulatory standards.

Also in October

2023, the

Financial Stability

Board (the

FSB) identified

in a review

several areas

related to

the effective
operationalization and implementation

of the international

resolution framework that

merit further attention as

part of
future work, but concluded that recent events demonstrate

the soundness of the framework.
No concrete changes to the Basel

standards or the FSB framework

are proposed at this stage, but the

follow-up work is
particularly focused

on strengthening

supervisory effectiveness,

liquidity risk,

interest rate

risk in the

banking book

and
the effectiveness of the resolution frameworks.
Developments regarding capital and liquidity adequacy

and TBTF frameworks
Developments related to liquidity adequacy
In September

2023, the

Swiss Federal

Council adopted

a dispatch

and draft

legislation on

the introduction

of a

public
liquidity

backstop

for

systemically

important

banks

(SIBs),

which

was

initially

implemented

as

part

of

the

Emergency
Ordinance. The proposed legislative changes aim to

establish the public liquidity backstop

as part of ordinary law

in order
to enable the Swiss

government and the SNB

to support an

SIB domiciled in Switzerland

with liquidity in the

process of
resolution, in

line with

other financial

centers. The

introduction of

the public

liquidity backstop

is intended

to increase
the confidence of market

participants in the ability of

SIBs to be successfully

recapitalized and remain

solvent in a crisis.
Furthermore, the draft legislation

provides that SIBs

will pay the

Swiss Confederation an

annual fee to

mitigate a potential
impact on competition

and to compensate

the Swiss

Confederation for

its guarantee

to the SNB

of the

public liquidity
backstop,

if required.

In addition

to the

public liquidity

backstop, the

proposed legislative

changes would

enact into

ordinary law

additional
provisions contained in

the Emergency Ordinance,

including mandated clawback

of variable compensation

in the event
that government support is provided to an SIB.

Annual Report 2023 |
Our strategy, business model and environment

| Regulatory and legal developments

57
The legislative changes are expected to come into force by January 2025, at the earliest,

as in November 2023, the Swiss
Parliament suspended

discussions on

the public

liquidity backstop

until the

presentation of

the Swiss

Federal Council’s
report on systemically important banks.
Furthermore, FINMA communicated

in the third

quarter of 2023

the liquidity requirements

arising from the

revisions to
the

Swiss

Liquidity

Ordinance,

with

the

aim

of

strengthening

the

resilience

of

SIBs

in

Switzerland.

The

affected

legal
entities of the UBS Group are compliant with these requirements,

which became effective on 1 January 2024.
Developments related to capital adequacy
In July 2023, US banking regulators,

including the Federal Reserve

Board, the FDIC and the

Office of the Comptroller

of
the Currency

(the OCC), issued

a public consultation

on a proposal

that would

implement the

final components of

the
Basel III capital standards for US banking organizations and foreign-owned intermediate holding companies, such as UBS
Americas Holding

LLC and

Credit Suisse

Holdings (USA),

Inc. Among

other matters,

the proposed

rules would

end the
use of

the internal

model approach

for credit

risk by

the largest

banking organizations

and would

introduce instead

a
new

standardized

approach.

In

addition,

the

proposed

rules

for

operational

risks

would

replace

the

advanced
measurement approach

with a

standardized

measure. The

proposal calls

for a

three-year

transition period,

starting on
1 July 2025, and full implementation by 1 July 2028. We currently estimate that the proposed rule changes would result
in increased capital requirements

for our US-based intermediate holding companies

if implemented as proposed.
In November

2023, the

Swiss Federal

Council adopted

amendments to

the Capital

Adequacy Ordinance

(the CAO)

for
banks to

incorporate the

final Basel III

standards adopted

by the

BCBS in

Swiss law.

The amended

CAO will

enter into
force on

1 January 2025. The

final degree

of alignment

between the

Swiss implementation and

those in

other jurisdictions
remains

uncertain

at

this

stage.

Although

EU

legislators

target

implementation

by

January

2025, the

implementation
timelines in the UK and

the US have been

delayed until July 2025.

The Swiss Federal Department

of Finance will inform
the Swiss

Federal Council about

the status of

international implementation by

the end of

July 2024. We

currently estimate
that the revised Basel III framework will lead

to a further net increase in

risk-weighted assets of approximately USD 25bn,
of

which

USD 10bn

is

in

Non-core

and

Legacy.

This

estimate

is

based

on

static

balances,

before

taking

into

account
mitigating actions, as well as not reflecting the impact of

the output floor, which is phased in over time.
Developments related to TBTF frameworks
In

August

2023,

the

Federal

Reserve

Board

and

the

FDIC

issued

joint

proposals

on

long-term

debt

requirements

and
resolution

planning

guidance

for

large

banks.

The

long-term

debt

proposal

would

require

certain

large

bank-holding
companies, intermediate holding companies

and insured depositories with

USD 100bn or more in

total assets to

maintain
a minimum amount of long-term debt, intended

to enhance the resilience and resolvability

of such organizations. Large
banking organizations would also be

prohibited from certain activities that could

complicate the resolution or would lead
to contagion risks.

If the proposals are

implemented, UBS Bank

USA would be

subject to the

long-term debt requirement,
which would be

incremental to

the requirements

already imposed

upon its parent

organization, UBS

Americas Holding
LLC. The resolution

planning guidance

proposed by

US banking regulators

would cover

our US-based

entities and calls
for certain enhancements in the requirements

of the submitted resolution plans.
In November 2023, the FSB published the 2023 list of global

systemically important banks (G-SIBs). UBS has been moved
from Bucket

1 to

Bucket 2,

corresponding to

an increased

FSB common

equity tier

1 capital

surcharge requirement

of
1.5%

from

1.0%,

effective

from

1 January

2025.

Credit

Suisse

has

been

removed

from the

list.

As UBS

is

subject

to
higher requirements under the Swiss CAO, the change does

not affect the capital requirements applicable to UBS.

In February 2024, the FSB published its

Peer Review of Switzerland, which examines Switzerland’s implementation of the
FSB’s

TBTF

reforms

for

G-SIBs.

The

review

states

that

although

Swiss

authorities

have

made

important

steps

toward
implementing an

effective TBTF

regime for

G-SIBs, additional

steps can

be taken

to further

strengthen the

Swiss TBTF
framework.

Recommendations

include

increasing

supervisory

resources,

strengthening

early

intervention

powers

and
enhancing the recovery and resolution regime.

Annual Report 2023 |
Our strategy, business model and environment

| Regulatory and legal developments

58
Developments regarding climate-related financial

risks and sustainable finance
In 2023, the Swiss

National Council discussed

the revision of

the Act on

the Reduction of

CO
2

Emissions (the CO
2

Act),
which contains

measures to

halve greenhouse

gas emissions

by 2030

compared

with 1990.

The proposal

is based

on
supplementing the

existing

CO
2

Act with

additional

incentives

to reduce

emissions

in different

industry

sectors

of the
economy. For the

financial sector, it

contains a provision

mandating FINMA and

the SNB to

regularly assess climate-related
financial risks

in the

financial sector

and to

report the

results,

as well

as potential

measures,

to the

Swiss government.
FINMA is currently collecting

the data from the

financial sector in

order to be able

to carry out

the assessment in

2024.
It is expected that the proposal will be formally adopted by the

Swiss Parliament in spring 2024.

In June 2023, the Swiss electorate voted in favor of the

new Climate and Innovation Act (the CI Act). The CI

Act defines
a net-zero-by-2050 target

for Switzerland, including

interim targets for

selected sectors of

the Swiss economy

covering
scope 1

and

2

emissions.

In

addition,

each

Switzerland-domiciled

company

is

required

to

set

a

net-zero

target

by
1 January 2025. The CI Act

also contains provisions for

public funding to replace aged

heating systems in buildings and
for application of innovative technologies within companies.

Article 9 of the CI Act requires the financial

sector to make
an effective contribution to the transition to net zero and sets the general goal of the alignment of financial resources to climate-friendly outcomes. Specific measures to achieve

the targets will be proposed in the CO
2

Act.
In December 2023, the Swiss Parliament added a provision on greenwashing to the Unfair Competition Act under which companies are required

to make truthful and

clear statements in

relation to their

climate impact that

can be substantiated
by objective and verifiable bases.
Also in December 2023, the Swiss Federal Council announced that it intends to further improve climate transparency for financial products and to further

develop the voluntary Swiss Climate

Scores (the SCS), which were

introduced in 2022.
The SCS

provide investors

with information

about the

extent to

which their

financial investments

are compatible

with
climate goals. The updated SCS, which will apply from 1 January 2025, will continue to prescribe disclosures by financial institutions

on

climate

alignment

and

climate

change

mitigation

characteristics

of

financial

products

and

will

newly
prescribe disclosure of exposures to renewable energy. UBS

has committed to the voluntary use of the SCS.
In October

2023, the

Federal

Reserve

Board, the

OCC and

the FDIC

approved guidance

on the

principles for

climate-
related

financial

risk

management.

The

final

principles

describe

how

climate-related

risks

can

be

addressed

in

the
management

of

traditional

financial

risks.

The

principles

cover

six

areas:

governance;

policies,

procedures

and

limits;
strategic planning; risk management; data, risk measurement and reporting; and scenario analysis. The guidance applies to our US-based operations. UBS is evaluating the guidance to ensure the principles are addressed by the relevant Group practices.
In June 2023,

the International Sustainability Standards

Board (the ISSB)

finalized its first

set of requirements

for corporate
disclosures

regarding

sustainability

matters:

IFRS S1

and

IFRS S2.

IFRS S1

addresses

the

disclosure

of

a

company’s
sustainability-related risks and

opportunities. IFRS S2 addresses the

disclosures for the

governance processes, controls

and
procedures an

entity uses

to monitor,

manage and oversee

climate-related risks and

opportunities and

the entity’s strategy
for managing

risks and

opportunities.

The

standards

incorporate

the recommendations

of the

Task

Force

on Climate-
related Financial

Disclosures (the

TCFD). These

ISSB standards

have been

available for

use from

January 2024

onward.
UBS’s

implementation

of

the

standards

will

depend,

among

other

factors,

on

whether

the

standards

are

adopted

in
jurisdictions in which UBS files financial reports.
In October

2023, the

EU finalized

the first

set of

cross-sectoral

European Sustainability

Reporting Standards

(the ESRS)
under the Corporate Sustainability Reporting Directive. In addition to general disclosures and requirements,

the ESRS

set
out

disclosure

requirements,

which

are

subject

to

a

materiality

assessment

that

is

contingent

on

external

assurance,
effectively allowing companies

to focus

on reporting

sustainability factors that

are material

to their

businesses. Companies
that were previously subject to the Non-Financial Reporting Directive and large non-EU listed companies with more than
500 employees, including UBS, are

required to begin reporting under the

ESRS for the 2024 financial year,

with the first
reports to

be published

in 2025.

The European

Commission will

develop and

adopt additional

sector-specific reporting
standards by June 2026.
In March 2024, the

US Securities and

Exchange Commission (the

SEC) released the

final rules regarding

climate-related
disclosures

for

investors.

The

rules

will

require

certain

firms,

including

UBS,

to

disclose

qualitative

and

quantitative
information on the firm’s exposures

to climate-related risks and

risk management practices. The

rules are anticipated to
be effective for filings for the 2025 financial year.

Annual Report 2023 |
Our strategy, business model and environment

| Regulatory and legal developments

59
Other developments in Switzerland
In June 2023, the Swiss electorate voted in favor of the introduction of a minimum corporate tax rate of 15% applicable to companies with a consolidated turnover of

more than EUR 750m, as stipulated by

the Global Anti-Base Erosion Model
Rules (Pillar Two) of

the Organisation for Economic Co-operation and

Development. In December 2023, the

Swiss Federal
Council decided on a partial adoption in Switzerland, by way of an ordinance, and, as a result, a domestic minimum top-
up

tax

regime

became

effective

from

1 January

2024,

ensuring

a

Swiss

local

minimal

tax

burden

of

at

least

15%.
Switzerland will not implement any top-up tax regime in 2024 with respect to non-Swiss taxation below 15%. The Swiss
Federal Council will

further observe

international developments

and decide at

a later stage

if and when

any top-up tax
with respect

to non-Swiss

taxation below

15% will

be introduced

in Switzerland. UBS

does not

expect the

implementation
of global minimum taxation in Switzerland to materially

impact its effective tax rate.
In

August

2023,

the

Swiss

Federal

Council

launched

a

consultation

on

a

bill

to

strengthen

the

Swiss

anti-money-
laundering framework,

with the

aim of

reinforcing the

integrity and

competitiveness

of Switzerland

as a

financial and
business location.

The measures

aim to

comply with

the international

standards of

the Financial

Action Task

Force (the
FATF). Among other matters, key elements of the proposal include the introduction of a non-public register managed by
the Federal Department of Justice

and Police containing information about

the beneficial owners of

companies and other
legal

entities

in

Switzerland,

as

well

as

due

diligence

requirements

for

activities

with

an

increased

risk

of

money
laundering. In the context of the Swiss anti-money-laundering framework, the FATF also acknowledged in October 2023 the progress made

by Switzerland, especially

with the revision

of the Anti-Money

Laundering Act adopted

in March 2021.
In November

2023, the

Swiss Federal

Council adopted

an amendment

to the

Financial Market

Infrastructure

Act that
enacts a measure aimed at protecting

the Swiss stock exchange infrastructure

into Swiss law with effect

from 1 January
2024. This ruling

followed the

EU’s decision to

withdraw equivalence

for the Swiss

stock exchange regulation

in 2019.
The protective measure enables

EU firms to

trade Swiss shares on

the Swiss trading venues,

even without EU equivalence.
In the event of equivalence recognition by the EU, the

measure may be deactivated at any time.
In the first

quarter of 2023,

the Swiss Federal

Council implemented the

remaining measures of

the 9th and

10th sanctions
packages imposed

by the

EU against

Russia in

December 2022

and February

2023, respectively.

The measures

include
additional export restrictions and more detailed reporting

obligations with regard to frozen assets.

In August 2023,

the Swiss Federal

Council adopted the

EU’s 11th package

of sanctions against

Russia, which was

partially
adopted by Switzerland in June 2023 by expanding the sanction lists. As part of the 11th sanctions package, the EU has
created a specific legal

basis for an instrument to

prevent the evasion of sanctions.

The Swiss Federal Council emphasized
its determination

to take

effective action

against the

evasion of

sanctions and

will examine

the implementation

of this
instrument in the event

of its actual application

by the EU. In

addition, Switzerland joined

the EU in imposing

sanctions
at Moldova’s

request and

against Belarus,

in view

of its

continued involvement

in Russia’s

ongoing military

aggression
against Ukraine.
In September 2023,

the Swiss Federal Council

issued sanctions measures in

connection with the

delivery of Iranian drones
to Russia. The sale,

supply, export and

transit of components

used in the construction

and production of

drones is now
prohibited. In January 2024,

the Swiss Federal Council

adopted the measures of

the EU’s 12th sanctions

package relevant
to Switzerland

,

following the

expansion of

the sanction

lists by

Switzerland

in December

2023. The

measures include
import bans

on certain

goods

that generate

significant revenue

for Russia,

as well

as certain

bans in

the financial

and
services

sectors.

In

February

2024,

the

Federal

Department

of

Economic

Affairs,

Education

and

Research

adopted
measures of

the EU’s

13th sanctions

package, which

target, among

others, individuals,

entities and

organizations that
are

operating

in

Russia’s

military-industrial

complex

and

that

are

involved

in

supplying

defense

equipment

from

the
Democratic People’s Republic of Korea, as well as officials from the occupied territories of Ukraine.
UBS’s sanctions

programs are

designed to

comply with

sanctions across

multiple jurisdictions,

including those

imposed
by the United Nations, Switzerland, the EU, the UK and the

US.
The revised

Swiss Federal

Data Protection

Act and

the corresponding

Data Protection

Ordinance entered

into force

on
1 September 2023. The revised law represents a fundamental reform that strengthens the rights of consumers regarding their data by

enhancing the transparency and

accountability rules for

companies processing data, among

other measures.
In addition, it seeks to

align Swiss data protection law with

the EU General Data Protection Regulation,

in order to ensure
continued cross-border transmission of data with EU Member

States.
Other developments in the US
In October 2023, the Federal Reserve Board,

the FDIC and the OCC adopted revisions

to their regulations implementing
the Community Reinvestment Act (the CRA). The CRA encourages banks to meet the credit needs of the communities in
which they do business, with a focus on low- and moderate-income communities. The final rule will implement separate evaluations

for

retail

lending,

retail

services

and

products,

community

development

financing,

and

community
development services

for banks

with over

USD 2bn in

total assets.

For large

banks with

over USD 10bn

in total

assets,
the evaluation of retail services

and products will cover

digital delivery systems. The final

rule also updates requirements
on the reporting of exposures. The rule has an implementation date of

1 April 2024, with additional phase-in periods for
general

provisions

and

reporting

that

extend

out

to

April

2027.

UBS

Bank

USA

expects

a

modest

level

of

increased
monitoring and reporting requirements

.

Annual Report 2023 |
Our strategy, business model and environment

| Regulatory and legal developments

60
In

October

2022,

the

SEC

adopted

rules

requiring

US

national

securities

exchanges,

including

the

New

York

Stock
Exchange (the NYSE) and Nasdaq, to adopt listing standards that require issuers to adopt and enforce a policy to recover from

executive

officers

incentive

compensation

received

based

on

attainment

of

a

financial

reporting

measure

in

the
event

that

the

issuer

is

required

to

prepare

an

accounting

restatement

of

financial

statements

due

to

material

non-
compliance with financial reporting requirements. The SEC approved the listing standards promulgated by the NYSE and
Nasdaq in

June 2023

and the

clawback policy

requirement came

into effect

as of

1 December 2023.

Under the

listing
standards, an issuer

must recover the

amount of incentive-based

compensation that would

not have been

received if it
had been

determined based

on the

restated financial

information. UBS

Group AG, UBS

AG and

Credit Suisse AG

each
have securities listed on US national securities exchanges and have adopted a policy to comply with the listing standards.
In

September

2023,

the

new

rules

from

the

SEC

to

enhance

and

standardize

disclosure

requirements

related

to
cybersecurity

incidents

and

cybersecurity

risk

management,

strategy

and

governance

became

effective.

Among

other
changes, the

rules require

foreign private

issuers, including

UBS Group AG,

UBS AG and

Credit Suisse AG,

to annually
report material information

regarding their cybersecurity

risk management, strategy

and governance on

Form 20-F. The
Form 20-F disclosures are applicable with annual reports for fiscal years ending on or after 15 December 2023.
Other developments in Europe
US securities markets will

transition to one business day

after the trade date (T+1)

settlement of most transactions in

May
2024. In

October 2023, the

European Securities and

Markets

Authority (ESMA) launched

a call

for evidence on

shortening
the standard settlement cycle for securities transactions from two business days after the trade date (T+2) to T+1. ESMA
aims to

perform an

assessment of

the costs

and benefits

linked to

the potential

reduction

of the

securities settlement
cycle in the EU and

intends to submit the results of

its assessment to the European Commission and publish

a final report
in the fourth quarter of 2024, at the latest. The UK Treasury has also established an Accelerated Settlement

Taskforce

to
consider

whether

the

UK

should

follow

the

US

and

transition

to

a

T+1

settlement.

The

UK

task

force

is expected

to
publish

its

findings

in

2024,

with

further

work

expected

during

2024.

UBS

is

implementing

and

testing

required
enhancements based

on the

US rules

and will

prepare

for further

implementation

according to

the evolving

rules and
market practice in the UK, the EU and Switzerland.

In May

2023, the

European Commission

presented draft

legislative proposals

aimed at

empowering retail

investors to
make investment

decisions that

are aligned

with their

needs and

preferences and

ensuring that

they are

treated fairly
and duly

protected.

The

proposals

also

aim

to encourage

greater

participation in

EU

capital

markets

and to

enable

a
greater volume of funds to

flow more easily into EU capital

markets. The package revises EU capital

markets rules, which,
once agreed and in

force, could have significant

implications and require significant

implementation efforts by UBS across
business divisions.
In

June

2023,

legislators

in

the

EU

reached

a

provisional

agreement

on

amendments

to

the

Capital

Requirements
Regulation and

the Capital Requirements

Directive. The provisional

agreement includes, alongside

measures to

implement
the remaining

elements

of the

Basel III standard,

a framework

that would

require non-EU

firms to

establish a

physical
presence within

the EU

when

providing certain

banking services

to EU-domiciled

clients

and counterparties

(including
deposit-taking and commercial

lending), unless they

are subject to

an exemption. The

changes will affect

the cross-border
provision of certain banking services

and will require UBS to adapt

its approaches to providing such

services to clients in
the EU.

The requirement

is expected to

become effective in

late 2026,

with grandfathering provisions

for contracts already
in existence at the date of introduction.
In December 2023, the

Swiss Confederation and

the UK signed a

mutual recognition agreement

(an MRA) for financial
services

to

facilitate

cross-border

financial

activities.

The

MRA

is

supplemented

by

measures

to

enhance

supervisory
cooperation and coordination.

The MRA envisages

a memorandum

of understanding

between FINMA and

the Bank of
England on resolution arrangements,

and it is

expected to enable Swiss

banks to provide cross-border

investment services
to high net worth UK-domiciled clients and to broadly

allow UK and Swiss over-the-counter derivatives counterparties to choose whether

to rely

on Swiss

or UK

risk mitigation

rules (except

for physically

settled foreign

exchange swaps

and
forwards). The

agreement is

expected to

apply from

2026, depending

on the

completion of

parliamentary approval

in
both countries.

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

61
Risk factors
Certain risks,

including those

described below,

may affect

our ability

to execute

our strategy

or our

business activities,
financial condition, results of operations and prospects. We are inherently exposed to multiple risks, many of which may
become apparent only with the benefit of hindsight.

As a result, risks that we do

not consider to be material, or

of which
we are

not currently

aware, could also

adversely affect

us. Within each category,

the risks that

we consider to

be most
material are presented first.
Strategy, management and operational risks
UBS’s acquisition of Credit Suisse Group AG exposes UBS

to heightened litigation risk and regulatory scrutiny and
entails significant additional costs, liabilities and business integration risks
UBS acquired

Credit Suisse

Group AG

under exceptional

circumstances of

volatile financial

markets and

the continued
outflows and deteriorating overall financial

position of Credit Suisse, in

order to avert a failure

of Credit Suisse and thus
damage to the Swiss

financial center and

to global financial

stability.

The acquisition was

effected through

a merger of
Credit Suisse

Group AG

with and

into UBS Group

AG, with UBS

Group AG

succeeding to all

assets and all

liabilities of
Credit

Suisse

Group

AG, becoming

the

direct

or indirect

shareholder

of the

former

direct

and indirect

subsidiaries

of
Credit

Suisse

Group

AG. Therefore,

on a

consolidated

basis, all

assets,

risks

and

liabilities

of the

Credit

Suisse

Group
became a

part of

UBS. This

includes all

ongoing and

future

litigation, regulatory

and similar

matters arising

out of

the
business of the Credit Suisse

Group, thereby materially increasing

UBS’s exposure to litigation and

investigation risks, as
described in further detail below.
We have

incurred substantial

transaction fees

and costs

in connection

with the

transaction and

will continue

to incur
substantial integration

and restructuring

costs. In

addition, we

may not

realize all

of the

expected cost

reductions and
other

benefits

of

the

transaction.

We

may

not

be

able

to

successfully

execute

our

strategic

plans

or

to

achieve

the
expected

benefits

of the

acquisition

of

the

Credit

Suisse

Group. The

success

of the

transaction,

including

anticipated
benefits and cost savings, will depend, in part, on the

ability to successfully integrate the operations of both firms rapidly and effectively,

while maintaining stability

of operations and

high levels of

service to

customers of

the combined franchise.

Our ability to successfully

integrate Credit Suisse

will depend on

a number of factors,

some of which are

outside of our
control, including our ability to:
–
combine the operations of the two firms in a

manner that preserves client service, simplifies infrastructure and results
in operating cost savings;
– reverse outflows of deposits and client invested assets at Credit Suisse, particularly in its Wealth Management division and in Switzerland,

and to attract additional deposits and other client assets to the combined firm;
–
achieve cost reductions at the levels and in the time frame

we plan;
–
enhance, integrate

and, where

necessary, remediate

risk management

and financial

control

and other

systems

and
frameworks,

including

to

remediate

the

material

weaknesses

in

Credit

Suisse’s

internal

controls

over

financial
reporting;

–
simplify the

legal structure

of the

combined firm

in an

expedited manner,

through the

planned mergers

of UBS

AG
and Credit Suisse

AG and of

UBS Switzerland

AG and Credit

Suisse (Schweiz)

AG, as well

as the creation

of a single
intermediate holding company (an IHC) for the combined firm in the US, other entity mergers and consolidations and
asset dispositions, including obtaining regulatory approvals and licenses required to implement such changes;
–
retain staff and to reverse attrition of staff in certain of Credit

Suisse’s business areas;
–
successfully execute the wind-down of the assets and

liabilities in our Non-core and Legacy division and

release capital
and resources for other purposes;

and

–
resolve outstanding litigation, regulatory and similar matters, including matters relating to Credit

Suisse, on terms that
are

not

significantly

adverse

to

the

UBS

Group,

as

well

as

to

successfully

remediate

outstanding

regulatory

and
supervisory matters and meet other regulatory commitments.
Further

investigation

and

planning

for

integration

is

taking

place,

and

risks

that

we

do

not

currently

consider

to

be
material, or of which we are not currently aware, could also adversely affect us.
The

level

of

success

in

the

absorption

of

Credit

Suisse,

in

the

integration

of

the

two

groups

and

their

businesses,
particularly

in

the

area

of

the

Swiss

domestic

bank,

as

well

as

the

domestic

and

international

wealth

management
businesses, the execution of the

planned strategy regarding cost reductions

and divestment of any non-core

assets, and
the level of resulting impairments and write-downs, may impact the operational results,

share price and the credit rating
of UBS entities. The past

financial performance of each of UBS Group

AG and Credit Suisse may not

be indicative of their
future financial performance. In addition, the financial effects of management decisions and transactions will likely differ between UBS Group and Credit Suisse

as a result of the application of

the acquisition method of accounting

under IFRS
by UBS Group, including

valuation adjustments recorded

by UBS Group, as well

as other differences

between US GAAP
accounting

principles

applied

by

Credit

Suisse

and

IFRS

Accounting

Standards

applied

by

UBS

Group.

The

combined
Group will

be required

to devote

significant management

attention and

resources to

integrating its

business practices
and support functions. The diversion

of management’s attention and any

delays or difficulties encountered in

connection
with the

transaction and the

coordination of the

two companies’ operations

could have an

adverse effect on

the business,
financial results, financial condition

or the share price

of the combined Group

following the transaction. The coordination
process may also result in additional and unforeseen expenses.

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

62
Our reputation is critical to our success
Our reputation is critical to the success of our strategic plans, business and prospects. Reputational damage is difficult to reverse,

and

improvements

tend

to

be

slow

and

difficult

to

measure.

In

the

past,

our

reputation

has

been

adversely
affected

by

our

losses

during

the

2008

financial

crisis,

investigations

into

our

cross-border

private

banking

services,
criminal resolutions

of London

Interbank Offered

Rates (LIBOR)-related

and foreign

exchange matters,

as well

as other
matters. We

believe that

reputational damage

as a

result of

these events

was an

important factor

in our loss

of clients
and client assets across our asset-gathering businesses. The

Credit Suisse Group was more recently

subject to significant
litigation and

regulatory matters and

to financial

losses that adversely

affected its

reputation and the

confidence of

clients,
which played a significant role

in the events leading to the

acquisition of the Credit Suisse

Group in March 2023.

These
events, or new events

that cause reputational damage,

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

incident announced

in September

2011. The

acquisition of

the Credit

Suisse Group

may elevate
these

risks,

particularly

during

the

first

phases

of

integration,

as

the

firms

have

historically

operated

under

different
procedures, IT systems, risk policies and structures

of governance.
As a significant proportion of our staff have been and will continue working from outside the office, we have faced, and will

continue

to

face,

new

challenges

and

operational

risks,

including

maintenance

of

supervisory

and

surveillance
controls, as well as

increased fraud and

data security risks. While

we have taken

measures to manage

these risks, these
measures could prove not to be effective.
We use automation

as part of

our efforts to

improve efficiency, reduce the risk of error

and improve our

client experience.
We intend to expand the use

of robotic processing, machine learning and artificial

intelligence (AI) to further these goals.
Use of these

tools presents

their own

risks, including

the need

for effective

design and

testing; the

quality of

the data
used for development and

operation of machine

learning and AI tools

may adversely affect

their functioning and result
in errors and other operational risks.
Financial services

firms have

increasingly been

subject to

breaches of

security and

to cyber-

and other

forms of

attack,
some of

which are

sophisticated

and targeted

attacks intended

to gain

access to

confidential information

or systems,
disrupt service or steal or destroy data, which may result in business disruption or the corruption or loss of data at UBS’s
locations or those of

third parties. Cyberattacks by hackers, terrorists,

criminal organizations, nation states and extremists
have

also

increased

in

frequency

and

sophistication.

Current

geopolitical

tensions

have

also

led

to

increased

risk

of
cyberattack from foreign state actors. In particular, the Russia–Ukraine war and the imposition of significant sanctions on
Russia by Switzerland,

the US,

the EU, the

UK and others

has resulted

and may continue

to result

in an increase

in the
risk of cyberattacks. Such attacks may occur on our own systems or on the systems that are operated by external service
providers, may be attempted

through the introduction of

ransomware, viruses or malware,

phishing and other forms of
social engineering,

distributed

denial

of

service

attacks

and other

means. These

attempts

may

occur

directly

or

using
equipment or security

passwords of

our employees, third

-party service

providers or

other users. Cybersecurity

risks also
have

increased

due

to

the

widespread

use

of

digital

technologies,

cloud

computing

and

mobile

devices

to

conduct
financial

business

and

transactions,

as well

as

due

to

generative

AI, which

increases

the

capabilities

of adversaries

to
mount

sophisticated

phishing

attacks,

for

example,

through

the

use

of

deepfake

technologies,

and

presents

new
challenges to

the protection

of our systems

and networks

and the

confidentiality and

integrity of

our data.

During the
first quarter of 2023, a third-party

vendor, ION XTP, suffered a ransomware

attack, which resulted in some disruption

to
our exchange-traded derivatives clearing activities, although we restored our services within 36 hours, using an available alternative solution.

In addition

to external

attacks, we

have experienced

loss of

client data

from failure

by employees
and others to follow internal policies and procedures and

from misappropriation of our data by employees and others.

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

63
We may not be able to anticipate, detect or recognize threats to our systems or data and our preventative measures may
not

be

effective

to

prevent

an

attack

or

a

security

breach.

In

the

event

of

a

security

breach,

notwithstanding

our
preventative measures, we may not immediately detect a particular breach or attack. The acquisition of the Credit Suisse
Group may elevate

and intensify these risks

,

as would-be attackers

have a larger potential

target in the combined

bank
and

differences

in

systems,

policies,

and

platforms

could

make

threat

detection

more

difficult.

In

addition,

the
implementation

of

the

large-scale

technological

change

program

that

is

necessary

to

integrate

the

combined

bank’s
systems at pace

may also result

in increased risks.

Once a particular

attack is detected, time

may be required

to investigate
and assess the nature and extent of the attack,

and to restore and test systems and data.

If a successful attack occurs at
a service provider, as we have

recently experienced, we may be

dependent on the service provider’s

ability to detect the
attack, investigate

and assess

the attack

and successfully

restore the

relevant systems

and data.

A successful

breach or
circumvention

of

security

of

our

systems

or

data

or

those

of

a

service

provider

could

have

significant

negative
consequences for us, including disruption of our operations, misappropriation of confidential information concerning us
or our

clients, damage

to our

systems, financial

losses for

us or

our clients,

violations of

data privacy

and similar

laws,
litigation exposure,

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

US Foreign Corrupt Practices Act and the UK
Bribery Act. We have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations. Notwithstanding this, US regulators have found deficiencies in the design and operation of anti-money-
laundering

programs

in

our

US

operations.

We

have

undertaken

a

significant

program

to

address

these

regulatory
findings with the objective of fully meeting regulatory expectations for our programs. Failure to maintain and implement adequate

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
are inevitable, but,

to be

successful over

time, we

must balance

the risks

we take

against the

returns generated. Therefore,
we must diligently identify,

assess, manage and control

our risks, not only

in normal market

conditions but also as

they
might develop under more extreme,

stressed conditions, when concentrations of exposures

can lead to severe losses.

We have

not always

been able

to prevent

serious losses

arising from

risk management

failures and

extreme or

sudden
market

events.

We

recorded

substantial

losses

on

fixed-income

trading

positions

in

the

2008

financial

crisis,

in

the
unauthorized trading incident in

2011 and, more recently,

positions resulting from

the default of a US

prime brokerage
client. In

the recent

past, the

Credit Suisse

Group has

suffered

very significant

losses from

the default

of the

US prime
brokerage client,

the losses in

supply chain finance

funds (SCFF) managed

by it, as

well as other

matters. As a

result of
these,

Credit

Suisse

is

subject

to

significant

regulatory

remediation

obligations

to

address

deficiencies

in

its

risk
management and control systems, that continue following

the merger.

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

64
We

regularly

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

–
collateral or other

security provided by

our counterparties

and clients proves

inadequate to

cover their obligations

at
the time of default.

We also hold legacy risk positions, primarily in Non-core and Legacy, that, in many cases, are illiquid and may deteriorate in value. The acquisition

of the Credit Suisse

Group has increased,

materially, the portfolio of

business that is

outside of
our risk appetite and subject to exit that will be managed

in the Non-core and Legacy segment.
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
employees
The financial

services

industry

is characterized

by intense

competition,

continuous

innovation, restrictive,

detailed

and
sometimes

fragmented

regulation

and

ongoing

consolidation.

We

face

competition

at

the

level

of

local

markets

and
individual business lines and from global financial institutions that are comparable to us in their size and breadth, as well as competition from

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
linked to business

performance. We

have also

introduced individual

caps on the

proportion of

fixed to variable

pay for
the

members

of

the

Group

Executive

Board

(GEB),

as

well

as

certain

other

employees.

UBS

will

also

be

required

to
introduce and enforce

provisions requiring UBS

to recover from

GEB members and certain other

executives a portion of
performance-based incentive compensation in the event that the

UBS Group or another entity with securities listed on a
US national securities exchange, is required

to restate its financial statements as a result

of a material error.
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

This

risk

is
intensified by

elevated levels

of attrition

among Credit

Suisse employees.

Swiss law

requires that

shareholders approve
the

compensation

of the

Board

of Directors

(the

BoD) and

the

GEB

each

year.

If our

shareholders

fail to

approve

the
compensation for the GEB or the BoD,

this could have an adverse effect on

our ability to retain experienced directors and
our senior management.

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

65
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

UBS Group AG’s direct and indirect subsidiaries, including UBS AG, Credit

Suisse
AG, UBS Switzerland AG, Credit Suisse (Schweiz) AG, UBS Americas Holding LLC, Credit Suisse

Holdings (USA) Inc., UBS
Europe

SE

and

Credit

Suisse

International,

are

subject

to

laws

and

regulations

that

require

the

entities

to

maintain
minimum

levels

of

capital

and

liquidity,

that

restrict

dividend

payments,

that

authorize

regulatory

bodies

to

block

or
reduce the

flow of funds

from those

subsidiaries to

UBS Group

AG or that

could affect

their ability to

repay any

loans
made to, or

other investments in,

such subsidiary

by UBS Group

AG or another

member of the

Group. For example,

in
the early stages of the COVID-19 pandemic, the

European Central Bank ordered

all banks under its supervision to cease
dividend distributions,

and the

Board of

Governors of

the Federal

Reserve System

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
Our capital instruments may contractually prevent us from proposing the distribution of dividends to shareholders, other than in the form of shares, and from engaging in repurchases of shares, if we do not pay interest on these instruments.
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
and valuation of

assets that

we manage on

behalf of clients,

which would reduce

recurring fee

income that is

charged
based on invested assets, primarily in Global Wealth Management and Asset Management, and performance-based fees in Asset Management.

Such a downturn

could also cause

a decline in the

value of assets that

we own and account

for
as investments or trading positions. In addition, reduced market liquidity or volatility may limit trading opportunities and
therefore may reduce transaction-based income and may also

impede our ability to manage risks.

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

66
Health emergencies, including

pandemics and measures

taken by governmental authorities

to manage them,

may have
effects

such

as

labor

market

displacements,

supply

chain

disruptions,

and

inflationary

pressures,

and

adversely

affect
global

and

regional

economic

conditions,

resulting

in

contraction

in

the

global

economy,

substantial

volatility

in

the
financial markets, crises

in markets for

goods and services, disruptions

in real estate

markets, increased unemployment,
increased

credit

and

counterparty

risk,

and

operational

challenges,

as

we

saw

with

the

COVID-19

pandemic.

Such
economic or market disruptions,

including inflationary pressures, may lead

to reduced levels of

client activity and demand
for

our

products

and

services,

increased

utilization

of

lending

commitments,

significantly

increased

client

defaults,
continued

and

increasing

credit

and

valuation

losses

in

our

loan

portfolios,

loan

commitments

and

other

assets,

and
impairments of

other financial

assets.

A fall

in equity

markets

and a

consequent decline

in invested

assets would

also
reduce recurring

fee income in our Global

Wealth Management and

Asset Management businesses,

as we experienced
in the second

quarter of 2022. These

factors and other

consequences of a

health emergency may

negatively affect

our
financial condition, including

possible constraints on capital

and liquidity,

as well as resulting

in a higher cost

of capital,
and possible downgrades to our credit ratings.
Geopolitical events:

Terrorist activity and

escalating armed

conflict in the

Middle East, as

well as the

continuing Russia–
Ukraine war,

may have

significant impacts

on global

markets, exacerbate

global inflationary

pressures and

slow global
growth.

In

addition,

the

ongoing

conflicts

may

continue

to

cause

significant

population

displacement,

and

lead

to
shortages of vital commodities, including energy shortages and food insecurity outside the areas immediately involved in armed

conflict.

Governmental

responses

to

the

armed

conflicts,

including,

with

respect

to

the

Russia–Ukraine

war,
coordinated successive

sets of

sanctions on

Russia and

Belarus, and

Russian and

Belarusian entities

and nationals,

and
the uncertainty

as to

whether the

ongoing conflicts

will widen

and intensify,

may continue

to have

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
Global Wealth Management derives

revenues from all the principal regions

but has a greater concentration

in Asia than
many peers and a

substantial presence in

the US, unlike

many European peers.

The Investment Bank’s

business is more
heavily weighted to Europe and Asia than our peers, while its derivatives business is more heavily weighted to structured products

for

wealth

management

clients,

in

particular

with

European

and

Asian

underlyings.

Our

performance

may
therefore be more affected

by political, economic and

market developments in these

regions and businesses than

some
other financial service providers.
The extent to which ongoing conflicts, current inflationary pressures and related adverse economic conditions affect our
businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future

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

to impairments and

defaults on these

credit exposures.

Losses may be

exacerbated by declines

in
the value

of collateral

securing loans and

other exposures. In

our prime

brokerage, securities finance

and Lombard lending
businesses, we

extend substantial amounts

of credit against

securities collateral the

value or

liquidity of

which may decline
rapidly.

Market

closures and

the imposition

of exchange

controls, sanctions

or other

measures

may limit

our ability

to
settle existing transactions

or to realize

on collateral, which

may result in

unexpected increases

in exposures. Our

Swiss
mortgage and corporate lending portfolios,

which have increased substantially as

a result of the Credit

Suisse acquisition,
are

a

large

part

of

our

overall

lending.

We

are

therefore

exposed

to

the

risk

of

adverse

economic

developments

in
Switzerland, including property valuations

in the housing market, the strength

of the Swiss franc and its effect

on Swiss
exports, a return to negative interest rates applied by the Swiss National Bank, economic conditions within the Eurozone
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

capital ratios.

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

67
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

funds, UBS experienced

outflows from customer

deposits and shifts

of
deposits from lower

-interest account types

to accounts

bearing higher interest

rates, such as

savings and certificates

of
deposit, starting

with effects

in the

US, where

rates had

rapidly increased.

In addition,

higher-for-longer

interest rates,
such as those experienced

in 2023, have

led to similar

shifts in euro

and Swiss franc

deposits. Sustained higher

interest
rates

also

may

adversely

affect

our

credit

counterparties.

Customer

deposit

outflows

could

require

UBS

to

obtain
alternative funding, which would likely be more costly than

customer deposits.

Our shareholders’ equity and capital are also affected by

changes in interest rates.
Currency
fluctuation may have an adverse effect

on our profits, balance sheet and regulatory capital
We

are

subject

to

currency

fluctuation

risks

as

a

substantial

portion

of

our

assets

and

liabilities

are

denominated

in
currencies other than our Group presentation currency,

the US dollar. In order to hedge our CET1 capital ratio, our CET1 capital must have

foreign currency

exposure, which leads

to currency sensitivity.

As a consequence,

it is not possible

to
simultaneously fully hedge both CET1 capital and the CET1 capital ratio. Accordingly,

changes in foreign exchange rates
may adversely affect our profits, balance

sheet, and capital, leverage and liquidity coverage

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
business activities will

continue to give rise

to such matters

in the future. In

addition, as noted

above, UBS inherited claims
against Credit Suisse

entities as part of the acquisition, including matters that may be material to the operating results of
the combined Group such

as the ongoing SCFF matter.

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
This risk

is illustrated

by the

award of

aggregate penalties

and damages

of EUR 4.5bn

by the

court of

first instance

in
France.

This award

was

reduced

to an

aggregate

of EUR 1.8bn

by the

Court of

Appeal,

and,

in a

further

appeal,

the
French Supreme Court referred the case back to the

Paris Court of Appeal to reconsider the amount after

a new trial.

Litigation,

regulatory

and

similar

matters

may

also

result

in

non-monetary

penalties

and consequences.

Among

other
things,

a

guilty

plea

to,

or

conviction

of,

a

crime

(including

as

a

result

of

termination

of

the

Deferred

Prosecution
Agreement Credit Suisse

entered into with

the US Department of

Justice in 2021

to resolve its

Mozambique matter) could
have material consequences for UBS.
Resolution of regulatory proceedings has required us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle

regulatory authorities

to limit, suspend

or terminate licenses

and regulatory authorizations,

and
may

permit

financial

market

utilities

to

limit,

suspend

or

terminate

our

participation

in

them.

Failure

to

obtain

such
waivers,

or any

limitation,

suspension

or termination

of

licenses,

authorizations

or

participations,

could

have

material
adverse consequences for us.
Our settlements with

governmental authorities in

connection with foreign

exchange, LIBOR and

other benchmark interest
rates starkly

illustrate the

significantly increased

level of

financial and

reputational risk

now associated

with regulatory
matters

in

major

jurisdictions.

In

connection

with

investigations

related

to

LIBOR

and

other

benchmark

rates,

and

to
foreign exchange

and precious

metals, very

large fines

and disgorgement

amounts

were assessed

against us,

and we
were required to enter guilty pleas despite our full cooperation with the authorities in the investigations and despite

our
receipt of conditional leniency

or conditional immunity from anti

-trust authorities in a number

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

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

68
Credit Suisse and UBS

have become the target of

lawsuits, and may become

the target of further

litigation, in connection
with the merger transaction

and / or the

regulatory and other actions

taken in connection with

the merger transaction,
all of which could result in substantial costs. Since the close of the acquisition, various litigation claims have been lodged against UBS under

Swiss merger law

alleging that Credit

Suisse Group AG

shareholders received disadvantaged treatment
in the acquisition.

In addition, numerous

cases have been

lodged against the

Swiss Financial Market Supervisory

Authority
(FINMA) in respect of the

write-down of the Credit

Suisse Group’s additional

tier 1 (AT1) bonds ordered

by FINMA. UBS
Group

AG,

as

the

successor

to

Credit

Suisse

Group

AG,

is

participating

in

proceedings

as

an

aggrieved

party.

The
cumulative

effects

of

the

litigations

to

which

UBS

has

succeeded

and

the

claims

related

to

the

acquisition

and

the
circumstances surrounding it, may have material adverse

consequences for the combined Group.
We continue

to be

in active

dialogue with

regulators concerning

the actions

we are

taking to

improve our

operational
risk management, risk control, anti-money-laundering, data

management and other frameworks, and otherwise seek to
meet supervisory expectations, but there can be no assurance that our efforts will have the desired effects. As a result of this history, our level of risk with respect to regulatory enforcement may be greater than that of some of our peers.
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

(ESG)

standards

and

requirements.

Notwithstanding

attempts

by

regulators

to
align

their

efforts,

the

measures

adopted

or

proposed

for

banking

regulation

differ

significantly

across

the

major
jurisdictions, making

it increasingly

difficult to

manage a

global institution.

Regulatory reviews

of the events

leading to
the failures

of US

banks and

our acquisition

of Credit

Suisse in

2023, as

well as

regulatory

measures

to complete

the
implementation

of

the

Basel

3

standards,

may

increase

capital,

liquidity

and

other

requirements

applicable

to

banks,
including

UBS.

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
The

authorities

in

Switzerland

and

internationally

are

working

on

lessons

learned

from

the

Credit

Suisse

and

the

US
regional bank failures, which might result

in additional requirements regarding resolution planning and early intervention
tools for authorities.
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

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

69
We

expect

our

risk-weighted

assets

(RWA)

to

further

increase

as

the

effective

date

for

additional

capital

standards
promulgated by the Basel

Committee on Banking Supervision

(the BCBS) draws nearer. In

connection with the acquisition
of the Credit Suisse Group,

FINMA has permitted Credit

Suisse entities to continue

to apply certain prior

interpretations
and has

provided supervisory

rulings on

the treatment

of certain

items for

RWA or

capital purposes.

In general,

these
interpretations require that UBS phase out the treatment over the next several years. In addition, FINMA has agreed that
the additional capital requirement applicable to Swiss

SRBs, which is based on market share

in Switzerland and leverage
ratio denominator (LRD), will

not increase as

a result of the

acquisition of the

Credit Suisse Group before

the end of 2025.
The

phase-out

or end

of these

periods

will

likely

increase

our overall

capital

requirements,

and

such

increase

may

be
substantial.
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

with US

Securities and

Exchange Commission

(SEC)

Regulation

Best Interest,

which is
intended to enhance and clarify

the duties of brokers and investment

advisers to retail customers,

and the Volcker Rule,
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

UBS has experienced

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
Under the

Swiss Banking

Act, FINMA

is able

to exercise

broad statutory

powers with

respect to

Swiss banks

and Swiss
parent companies of financial

groups, such as UBS

Group AG, UBS AG, Credit

Suisse AG, UBS Switzerland AG and Credit
Suisse (Schweiz)

AG, if

there is

justified concern

that an

entity is

over-indebted,

has serious

liquidity problems

or,

after
the expiration

of any

relevant deadline,

no longer

fulfills capital

adequacy requirements.

Such powers

include ordering
protective

measures,

instituting

restructuring

proceedings

(and

exercising

any

Swiss

resolution

powers

in

connection
therewith), and instituting liquidation

proceedings, all of which

may have a material adverse

effect on shareholders and
creditors or may

prevent UBS Group

AG, UBS AG, UBS Switzerland

AG, Credit Suisse

AG or Credit Suisse

(Schweiz) AG
from paying dividends or making payments on debt

obligations.
UBS would

have limited

ability

to challenge

any such

protective

measures,

and creditors

and shareholders

would

also
have limited ability under Swiss

law or in Swiss courts

to reject them, seek their suspension,

or challenge their imposition,
including measures that require

or result in the deferment of payments.

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

70
If restructuring proceedings are

opened with respect to UBS Group

AG, UBS AG, UBS Switzerland

AG, Credit Suisse AG
or Credit

Suisse (Schweiz)

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

ESG matters. These

goals include our

ambitions for environmental

sustainability in our
operations, including carbon

emissions, in the

business we do

with clients and

in products that

we offer. They also include
goals

or

aspirations

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
regulatory

taxonomies,

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
ambitions. It

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

we

are

considered

as

discriminating

against

companies

based

on

ESG
considerations, or if further anti-ESG rules are developed

or broadened.
Material weaknesses of Credit Suisse controls over financial reporting
In March 2023,

prior to the

acquisition by UBS

Group AG, the

Credit Suisse Group

and Credit Suisse

AG disclosed that
their management had identified material weaknesses in

internal control over financial reporting as

a result of which, the
Credit

Suisse

Group

and

Credit

Suisse

AG

had

concluded

that,

as

of

31 December

2022,

their

internal

control

over
financial reporting

were not

effective, and

for the same

reasons, reached

the same conclusion

regarding 31

December
2021. A

material weakness

is a

deficiency or

a combination

of deficiencies

in internal

controls over

financial reporting
such that there

is a reasonable

possibility that

a material misstatement

of a registrant’s

financial statements

will not be
prevented or detected on

a timely basis.

The material weaknesses result

in a risk

that a material

error may not

be detected
by Credit Suisse’s

internal controls that

could result in

a material misstatement

to Credit Suisse’s

reported financial results,
which are consolidated with UBS Group AG’s results.

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

71
The material

weaknesses that

were identified

relate to

the failure

to design

and maintain

an effective

risk assessment
process to

identify and

analyze the

risk of

material misstatements

in our

financial statements

and the

failure to

design
and maintain

effective

monitoring activities

relating to

(i) providing

sufficient

management

oversight over

the internal
control

evaluation

process

to

support

Credit

Suisse

internal

control

objectives;

(ii)

involving

appropriate

and

sufficient
management resources to support the risk assessment and monitoring objectives; and (iii) assessing and communicating
the severity

of deficiencies

in a

timely manner

to those

parties responsible

for taking

corrective action.

These material
weaknesses contributed to an additional material weakness, as the Credit Suisse Group management did not design and
maintain effective controls over the classification and presentation of the consolidated statement of cash flows under US
GAAP.
Credit

Suisse

subsequently

started

a

remediation

program

to

address

the

identified

material

weaknesses

and

has
implemented additional controls

and procedures Based

on the work completed

to date, Credit Suisse

management has
assessed that

the changes

to internal

control made

to address

the material

weakness relating

to the

classification and
presentation of the

consolidated statement

of cash flows

are effective

in design, but

that additional time

is required to
conclude

that

these

controls

and

processes

are

operating

effectively

on

a

sustainable

basis.

The

remaining

material
weaknesses at Credit Suisse relate to the risk and severity assessment of internal controls. Credit Suisse has implemented
an

enhanced

severity

assessment

framework

and

additional

management

oversight

of

severity

assessments.

UBS

has
determined to

remediate the internal

control risk

identification weakness by

integrating Credit Suisse

into the

UBS internal
control risk

assessment and evaluation

framework in 2024.

The operating effectiveness

of the

of both the

risk and severity
assessment processes

will be

assessed based

on an evaluation

of the 2024

risk assessment

and control testing

process.
In light of

the above, Credit Suisse

management has concluded that these

material weaknesses were not

fully remediated
at 31 December 2023.

In addition, since the acquisition,

UBS has commenced a review

of the processes and systems

giving rise to the material
weaknesses and the

remediation program undertaken. This

review is ongoing,

and UBS and Credit

Suisse expect to adopt
and implement further controls and procedures following the completion of the review. In the course of this review, UBS and Credit Suisse may become aware of facts that

cause UBS to broaden the scope of the review.
UBS Group

AG management

and UBS

AG management

have assessed

that, as

of 31

December 2023,

UBS’s

internal
control over financial reporting was effective. Under guidance published by the SEC, companies are permitted to exclude
the processes and controls

certain acquired businesses from

their assessment of internal

control over financial reporting
during the year of acquisition. Accordingly,

UBS Group AG has excluded

Credit Suisse entities, from UBS

Group AG and
UBS AG management’s assessments

of internal control over financial reporting as of 31 December

2023.
Our financial results may be negatively affected by changes

to assumptions and valuations, as well as changes to
accounting standards
We

prepare

our

consolidated

financial

statements

in

accordance

with

IFRS

Accounting

Standards.

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

in our legal proceedings

in France and in a

number of
Credit

Suisse’s

legal

proceedings

increase

the

uncertainty

associated

with

assessing

the

appropriate

provision.

If

the
estimates and assumptions in

future periods deviate from the

current outlook, our financial

results may also be

negatively
affected.

Changes to IFRS

Accounting Standards or

interpretations thereof may

cause future reported

results and

financial positions
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

in 2020,

this effect may

be more

pronounced in a

deteriorating economic environment.

Substantial increases
in ECL could

exceed expected

loss for regulatory

capital purposes

and adversely

affect our

CET1 capital

and regulatory
capital ratios.

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

72
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
capital

ratios, the

imposition

of risk

add-ons

or capital

buffers,

and the

application

of additional

capital,

liquidity

and
similar requirements to subsidiaries. Our capital and leverage ratios are driven primarily by RWA, LRD and eligible capital, all of which

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
’

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

rates, interest rates,

other market

factors and changes

in required liquidity.

Many
of these factors are wholly or partly outside of our control.
The effect of taxes on our financial results is significantly influenced by tax law changes and reassessments of our
deferred tax assets and, also, operating losses of certain entities with no associated tax benefit
Our

effective

tax

rate

is highly

sensitive

to

our

performance,

our

expectation

of

future

profitability

and

any

potential
increases or

decreases in

statutory tax

rates, such as

any potential

increase or

decrease in

the US

federal corporate

tax
rate.

Furthermore,

based

on

prior

years’

tax

losses

and

deductible

temporary

differences,

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

tax loss carry

-forwards in

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

Annual Report 2023 |
Our strategy, business model and environment

| Risk factors

73
Our

full-year

effective

tax

rate

would

be

impacted

if

aggregate

tax

expenses

in

respect

of

profits

from

branches

and
subsidiaries without

loss coverage

differ from

what is

expected or

if certain

branches and

subsidiaries

incur operating
losses that we cannot benefit

from through the income

statement. In particular, operating

losses at entities or branches
that cannot

offset

for tax

purposes

taxable

profits

in other

Group entities,

and which

do not

result in

additional

DTA
recognition, would increase our effective tax rate. In addition, tax laws or the tax authorities in countries where we have
undertaken

legal structure

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

tax rate and,

in some cases,

may substantially affect the

profitability
of certain activities. In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax
authorities interpret tax laws, including

assertions that we are required

to pay taxes in

a jurisdiction as a

result of activities
connected to that

jurisdiction constituting a

permanent establishment

or similar theory,

and changes in

our assessment
of

uncertain

tax

positions,

could

cause

the

amount

of

taxes

we

ultimately

pay

to

materially

differ

from

the

amount
accrued.
We may incur material future tax liabilities in connection

with the acquisition of the Credit Suisse Group
In

the

past,

the

Credit

Suisse

Group

has

recorded

significant

impairments

of

the

tax

value

of

its

participations

in
subsidiaries below

their tax

acquisition costs.

As a

result

of the

acquisition

of the

Credit

Suisse Group,

tax acquisition
costs of participations held by Credit Suisse Group

AG and its subsidiaries have been transferred

to the UBS Group. UBS
Group AG

and its

subsidiaries may

become subject

to additional

Swiss tax

on future

reversals of

such impairments

for
Swiss tax

purposes.

Reversals

of prior

impairments

may

occur to

the extent

that the

net asset

value

of the

previously
impaired subsidiary increases,

e.g., as a result

of an increase in retained

earnings. Although it is difficult

to quantify this
additional future

tax exposure,

as various

potential mitigants

(e.g., transfers

of assets

and liabilities,

business activities,
subsidiary

investments,

as

well

as

other

restructuring

measures

within

the

combined

Group

in

the

course

of

the
integration) exist, it may be material.
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
retail and wholesale

deposits and the regular

issuance of money market

securities. A change in the

availability of short-
term funding could occur quickly.
The addition

of loss-absorbing

debt as

a component

of capital

requirements,

the regulatory

requirements

to maintain
minimum TLAC at UBS’s holding company and at certain

of its subsidiaries, as well as the

power of resolution authorities
to bail in TLAC instruments and other debt obligations, and uncertainty as to how such powers will be exercised, caused and may still cause

a further increase in UBS’s

cost of funding, and

could potentially increase the total amount

of funding
required, in the absence of other changes

in its business.
Reductions in our credit ratings

may adversely affect the market value

of the securities and

other obligations and increase
our funding costs,

in particular with

regard to funding from

wholesale unsecured sources, and could

affect the availability
of certain kinds of funding. In addition,

as experienced in connection with the Moody’s Investors Service Ltd. downgrade of UBS AG’s long-term debt rating in June 2012, rating downgrades can require us to post additional collateral or make
additional

cash

payments

under

trading

agreements.

Our

credit

ratings,

together

with

our

capital

strength

and
reputation, also contribute to

maintaining client and counterparty confidence,

and it is

possible that rating changes

could
influence the performance of some of our businesses. The acquisition of the Credit Suisse Group has elevated these risks
and

may

cause

these

risks

to

intensify.

Upon

the

close

of

the

acquisition

in

June

2023,

Fitch

Ratings

Ireland

Limited
downgraded the Long-Term

Issuer Default Ratings (IDRs)

of UBS Group AG

to “A” from “A+”

and of UBS AG to

“A+”
from “AA–“. Fitch Ratings Ltd. also upgraded Credit

Suisse AG’s Long-Term

IDR to “A+” from “BBB+”.
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

stress situation, however,

our funding
outflows could

exceed the

assumed amounts.

Further, UBS is subject

to increased

liquidity requirements

related to too-big-
to-fail (TBTF)

measures under

the direction

of FINMA, which

became effective

on 1 January

2024.

Annual Report 2023 |
Financial and operating performance | Accounting

and financial reporting

74
Financial and operating
performance
Management report
Accounting and financial reporting

Critical accounting estimates and judgments
In

preparing

our

financial

statements

in

accordance

with

IFRS

Accounting

Standards,

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

Key

areas

involving

a

high

degree

of

judgment

and

areas

where

estimates

and

assumptions

are

significant

to

the
consolidated financial statements include

the following (note references below

are found in the “Consolidated financial
statements” section of this report):
–
provisional amounts

of identifiable

assets acquired

and liabilities

assumed

in connection

with the

acquisition

of the
Credit Suisse Group (refer to “Note 2 Accounting for the

acquisition of Credit Suisse Group”);
–
expected credit loss measurement (refer to “Note 20 Expected credit loss measurement”);
–
fair value measurement (refer to “Note 21 Fair value

measurement”);
– income taxes (refer to “Note 9 Income taxes”);
–
provisions and contingent liabilities (refer to “Note 18 Provisions and contingent liabilities”);
–
post-employment benefit plans (refer to “Note 27 Post-employment benefit plans”);
–
goodwill (refer to Note 13 Goodwill and intangible assets”);

and

–
consolidation of structured entities (refer to “Note 29 Interests in subsidiaries and other entities”).
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report and to
the “Risk factors” section of this report for more information
Adjustment made within the IFRS 3 measurement period after

publication of the fourth quarter 2023 report
The acquisition

of the

Credit Suisse

Group

in the

second

quarter

of 2023

resulted

in provisional

negative

goodwill

of
USD 28.9bn. Following the publication of

the unaudited fourth quarter 2023

report on 6 February 2024,

UBS has refined
its acquisition-date fair value estimates in accordance with the 12-month measurement period requirements provided by
IFRS 3,

Business

combinations.

This

has resulted

in an

adjustment of

USD 1.2bn,

decreasing the

negative goodwill

to
USD 27.7bn. As a result, 2023 operating profit before tax

and 2023 net profit attributable to shareholders decreased by
USD 1.2bn, basic

earnings per

share decreased

by USD 0.38

to USD 8.83

and diluted

earnings per

share decreased

by
USD 0.36 to USD 8.45. In addition, the CET1 capital ratio

decreased to 14.4% from 14.5%.
›
Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the “Consolidated financial

statements” section of
this report for more information
Non-adjusting post balance sheet event
In

March

2024,

we

have

entered

into

agreements

with

entities

and

funds

managed

by

affiliates

of

Apollo

Global
Management

(collectively,

Apollo)

and

Atlas

SP

Partners

(Atlas)

to

conclude

the

investment

management

agreement
under

which

Atlas

has

managed

Credit

Suisse’s

retained

portfolio

of

assets

of

its

former

securitized

products

group
(SPG). Following this

agreement, the assets

previously managed

by Atlas will

be managed in

Non-core and

Legacy. The
parties have also

agreed to

conclude the transition

services agreement

under which

Credit Suisse

has provided

services
to Atlas. In

addition, Credit

Suisse AG

has entered

into an

agreement to

transfer to

Apollo approximately

USD 8bn of
senior secured

asset-based financing.

As part

of the

loan transfer,

Credit Suisse

AG will

extend a

one-year

USD 750m
swingline facility to the borrowers

under the transferred financing facilities.

In UBS Group, we expect to

recognize a net
gain in the first quarter of 2024 of

around USD 0.3bn and Credit Suisse AG is expected to recognize a net loss of around
USD 0.9bn from

the

conclusion

of the

investment

management

agreement

and assignment

of the

loan facilities.

The
differences reflect adjustments UBS Group made under IFRS as part of the purchase price allocation at the closing of the
acquisition of Credit Suisse Group, as well as provisions

in the second and third quarter of 2023 that are

not recognized
under Credit Suisse AG’s US GAAP accounting policies.

Annual Report 2023 |
Financial and operating performance | Group

performance

75
Group performance
Income statement
For the year ended % change from
USD m 31.12.23 31.12.22 31.12.21 31.12.22
Net interest income

7,297

6,621

6,705

10
Other net income from financial instruments measured

at fair value through profit or loss

11,583

7,517

5,850

54
Net fee and commission income

21,570

18,966

22,387

14
Other income

384

1,459

452

(74)
Total revenues

40,834

34,563

35,393

18
Negative goodwill

27,748
Credit loss expense / (release)

1,037

29

(148)
Personnel expenses

24,899

17,680

18,387

41
General and administrative expenses

10,156

5,189

5,553

96
Depreciation, amortization and impairment of non-financial

assets

3,750

2,061

2,118

82
Operating expenses

38,806

24,930

26,058

56
Operating profit / (loss) before tax

28,739

9,604

9,484

199
Tax expense / (benefit)

873

1,942

1,998

(55)
Net profit / (loss)

27,866

7,661

7,486

264
Net profit / (loss) attributable to non-controlling interests

16

32

29

(49)
Net profit / (loss) attributable to shareholders

27,849

7,630

7,457

265
Comprehensive income
Total comprehensive income

28,857

3,167

5,119

811
Total comprehensive income attributable to non-controlling interests

22

18

13

19
Total comprehensive income attributable to shareholders

28,836

3,149

5,106

816

Annual Report 2023 |
Financial and operating performance | Group

performance

76
Selected financial information of our business divisions and Group Items
For the year ended 31.12.23
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Negative
goodwill Total
Total revenues as reported

21,190

8,436

2,639

8,661

741

(833)

40,834
of which: accretion of PPA adjustments on financial
instruments and other effects

719

1,013

583

(35)

2,280
of which: losses related to investment in SIX Group

(190)

(317)

(508)
Total revenues (underlying)

20,661

7,741

2,639

8,078

741

(798)

39,062
Negative goodwill

27,748

27,748
Credit loss expense / (release)

147

501

0

190

193

6

1,037
Operating expenses as reported

17,454

4,787

2,321

8,515

5,290

440

38,806
of which: integration-related expenses

988

383

205

692

1,772

438

4,478
of which: acquisition-related costs

202

202
of which: amortization from newly recognized intangibles
resulting from the acquisition of the Credit Suisse Group

65

65
Operating expenses (underlying)

16,466

4,338

2,116

7,823

3,518

(200)

34,061
Operating profit / (loss) before tax as reported

3,589

3,148

318

(44)

(4,741)

(1,279)

27,748

28,739
Operating profit / (loss) before tax (underlying)

4,048

2,902

522

64

(2,969)

(603)

3,963
For the year ended 31.12.22
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Total
Total revenues as reported

18,967

4,302

2,961

8,717

237

(622)

34,563
of which: net gain from disposals

848

848
of which: gains from sales of subsidiary and business

219

219
of which: losses in the first quarter of 2022 from
transactions with Russian counterparties

(93)

(93)
of which: litigation settlement

62

62
of which: gain from sales of real estate

68

68
Total revenues (underlying)

18,748

4,302

2,114

8,810

175

(690)

33,459
Credit loss expense / (release)

0

39

0

(12)

2

1

29
Operating expenses as reported

13,989

2,452

1,564

6,832

104

(12)

24,930
Operating profit / (loss) before tax as reported

4,977

1,812

1,397

1,897

131

(611)

9,604
Operating profit / (loss) before tax (underlying)

4,758

1,812

550

1,990

69

(679)

8,500
1 During 2023, Non-core and Legacy became a separate reportable segment and Group Functions has been renamed Group Items.

Prior periods have been restated to reflect these changes.
Integration-related expenses by business division and Group Items
For the year ended
USD m 31.12.23
Global Wealth Management

988
Personal & Corporate Banking

383
Asset Management

205
Investment Bank

692
Non-core and Legacy
1

1,772
Group Items
1

438
Total net integration-related expenses

4,478
of which: personnel expenses

2,192
of which: general and administrative expenses

1,436
of which: depreciation, amortization and impairment of non-financial assets

850
1 During 2023, Non-core

and Legacy (previously reported

within Group Functions) became

a separate reportable segment

and Group Functions has

been renamed Group Items.

Prior periods have been

restated to
reflect these changes.

Annual Report 2023 |
Financial and operating performance | Group

performance

77
2023 compared with 2022
The acquisition of the Credit

Suisse Group had a significant

impact on the results for

2023, including the recognition of
negative goodwill,

impacts from

accretion of

purchase price

allocation (PPA)

adjustments on

financial instruments,

and
integration-related costs. As the integration of the UBS and Credit Suisse businesses continues, from the third quarter of
2023

onward,

a

new

business

division,

Non-core

and

Legacy,

became

a

reportable

segment

containing

assets

and
liabilities that have been assessed as not strategic in light of the acquisition.
›
Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the “Consolidated financial

statements” section of
this report for more information
Underlying results
In

addition

to

reporting

our

results

in

accordance

with

IFRS

Accounting

Standards,

we

report

underlying

results

that
exclude items of profit or loss that management believes

are not representative

of the underlying performance.
In 2023, underlying revenues exclude accretion of

PPA adjustments on financial instruments measured at amortized cost, including off-balance

sheet positions and

other related

effects, arising

from the

acquisition of

the Credit

Suisse Group.
Accretion of PPA adjustments on financial instruments is accelerated when the related financial instrument is terminated
or

disposed

of

before

its

contractual

maturity.

No

adjustment

is

made

for

accretion

of

PPA

adjustments

on

financial
instruments within the Non-core

and Legacy due to the nature

of the business model. Underlying revenues also

exclude
losses relating to our investment in SIX Group.
Underlying

expenses

exclude

integration-related

expenses

that

are

temporary,

incremental

and

directly

related

to

the
integration

of

Credit

Suisse

into

UBS,

including

costs

of

internal

staff

and

contractors

substantially

dedicated

to
integration activities,

retention

awards,

redundancy

costs, incremental

expenses from

the shortening

of useful

lives of
property,

equipment and software, and impairment charges rel

ating to these assets. Classification as integration-related expenses does

not affect

the timing of

recognition and

measurement of

those expenses

or the

presentation thereof

in
the

income

statement.

Integration-related

expenses

incurred

by

Credit

Suisse

also

included

expenses

associated

with
restructuring programs that existed prior

to the acquisition.
Acquisition-related

costs consist

of costs

directly attributable

to the

acquisition of

the Credit

Suisse Group

and mainly
include consulting and legal fees.
Results
In 2023,

reported

net profit

attributable to

shareholders

increased

by USD 20,219m

to USD 27,849m,

which included
negative

goodwill

of

USD 27,748m

relating

to

the

acquisition

of

the

Credit

Suisse

Group

and

a

net

tax

expense

of
USD 873m.

Operating profit

before tax

increased by

USD 19,135m

to USD 28,739m,

primarily reflecting

negative goodwill

and an
increase in

total revenues,

partly offset

by higher

operating expenses

and net

credit loss

expenses. Operating

expenses
increased

by

USD 13,876m,

or

56%,

to

USD 38,806m,

largely

due

to

the

consolidation

of

Credit

Suisse

expenses

of
USD 10,598m,

and

included

integration-related

expenses

of

USD 4,478m.

This

increase

was

mainly

driven

by

a
USD 7,219m

increase

in

personnel

expenses

and

a

USD 4,967m

increase

in

general

and

administrative

expenses.
Depreciation, amortization

and impairment

of non-financial

assets increased

by USD 1,689m.

Net credit

loss expenses
were

USD 1,037m,

compared

with

USD 29m

in

2022.

Total

revenues

increased

by

USD 6,271m,

or

18%,

to
USD 40,834m,

driven

by

the

consolidation

of

Credit

Suisse

revenues

of

USD 7,566m,

and

included

USD 2,280m

of
accretion resulting from PPA adjustments on financial instruments and other effects. Total combined net interest

income
and other net income

from financial instruments measured at fair

value through profit or loss increased

by USD 4,743m
and

net

fee

and

commission

income

increased

by

USD 2,604m.

These

increases

were

partly

offset

by

a

USD 1,075m
decrease in other

income, largely attributable

to the prior

year including a gain

of USD 848m in

Asset Management on
the sale of our shareholding in our Japanese real estate

joint venture, Mitsubishi Corp.-UBS Realty Inc.
Underlying results 2023 vs 2022
For

2023,

underlying

results

exclude

negative

goodwill

of

USD 27,748m,

USD 2,280m

of

accretion

impacts

resulting
from PPA

adjustments on financial instruments and

other effects, as well as losses of

USD 508m from our investment

in
SIX Group.

We have

also excluded

from

operating expenses

integration-related

expenses of

USD 4,478m, acquisition-
related

costs

of

USD 202m

and

USD 65m

of

amortization

from

newly

recognized

intangibles

resulting

from

the
acquisition of the Credit Suisse Group.
On an underlying basis, profit

before tax decreased by

USD 4,537m, or 53%, to

USD 3,963m, reflecting a USD 9,

131m
increase in underlying operating

expenses and an

increase in net credit

loss expenses of USD

1,008m,

partly offset by

a
USD 5,603m increase in underlying total revenues.

Annual Report 2023 |
Financial and operating performance | Group

performance

78
Total revenues
Net interest income and other net income from financial instruments measured at fair value through profit or loss
Total

combined

net

interest

income

and other

net

income

from

financial

instruments

measured

at

fair

value

through
profit or

loss increased

by USD 4,743m

to USD 18,880m,

mainly driven

by the

consolidation of

USD 4,302m of

Credit
Suisse revenues, and included USD 1,533m of

accretion of PPA

adjustments on financial instruments and other effects.
Personal

&

Corporate

Banking

increased

by

USD 3,381m

to

USD 6,066m,

largely

attributable

to

the

consolidation

of
USD 2,451m of Credit Suisse revenues,

and included USD 917m of

accretion of PPA adjustments on

financial instruments
and

other

effects.

The

remaining

increase

was

mainly

driven

by

higher

deposit

margins,

which

resulted

from

higher
interest

rates,

and

higher

loan

revenues,

partly

offset

by

lower

deposit

fees.

2022

included

a

benefit

from

the

Swiss
National Bank deposit exemption. Excluding accretion effects,

underlying net interest income was USD 4,387m.
Global

Wealth

Management

increased

by

USD 1,969m

to

USD 8,324m,

largely

attributable

to

the

consolidation

of
USD 1,718m of Credit Suisse

revenues,

and included USD 671m of

accretion of PPA adjustments

on financial instruments
and other

effects. The

remaining increase

was mainly

driven by

higher deposit

margins, resulting

from higher

interest
rates, partly offset

by the effects

of shifts to

lower-margin deposit

products. Excluding

accretion effects, underlying

net
interest income was USD 6,294m.
Non-core and Legacy increased by USD 273m to USD 391m, mainly due to the transfer of assets and liabilities into Non-
core and Legacy following

the acquisition of

the Credit Suisse Group.

Revenues included net

gains from position

marks
and unwinds, along with net carry from securitized products

and credit products.
Investment

Bank

decreased

by

USD 734m

to

USD 5,035m,

despite

the

consolidation

of

USD 34m

of

Credit

Suisse
revenues. The decrease

was mainly attributable

to lower revenues

in the Derivatives &

Solutions business, mostly

driven
by Equity Derivatives, Rates and Foreign Exchange, due to lower levels of both volatility and client activity. This was partly
offset by an increase in Financing, reflecting higher client balances.
›
Refer to “Note 4 Net interest income and other

net income from financial instruments measured at fair value through profit or
loss” in the “Consolidated financial statements”

section of this report for more information
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the year ended % change from
USD m 31.12.23 31.12.22 31.12.21 31.12.22
Net interest income from financial instruments measured

at amortized cost and fair value through other
comprehensive income

3,527

5,218

5,274

(32)
Net interest income from financial instruments measured

at fair value through profit or loss and other

3,770

1,403

1,431

169
Other net income from financial instruments measured

at fair value through profit or loss

11,583

7,517

5,850

54
Total

18,880

14,137

12,555

34
Global Wealth Management

8,324

6,355

5,341

31
of which: net interest income

6,965

5,273

4,244

32
of which: transaction-based income from foreign exchange and other intermediary activity

1

1,359

1,082

1,097

26
Personal & Corporate Banking

6,066

2,685

2,557

126
of which: net interest income

5,304

2,191

2,120

142
of which: transaction-based income from foreign exchange and other intermediary activity

1

762

494

437

54
Asset Management

(2)

(23)

(13)

(92)
Investment Bank
2

5,035

5,769

5,067

(13)
Non-core and Legacy

391

118

7

232
Group Items

(935)

(767)

(404)

22
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
Net fee and commission income
Net fee and commission income

increased by USD 2,604m to USD 21,570m and included USD 747m of accretion of PPA
adjustments on financial instruments,

which was included in other fee and commission income, mainly in the Investment
Bank.
Fees

for

portfolio

management

and

related

services

increased

by

USD 1,614m

to

USD 10,673m,

largely

due

to

the
consolidation of USD 1,583m of Credit Suisse revenues.
Excluding the

consolidation of

Credit Suisse

revenues, investment

fund fees

decreased by

USD 212m, driven

by Global
Wealth Management and Asset Management, mainly reflecting

negative market performance.
Excluding the consolidation of Credit Suisse

revenues, net brokerage fees decreased by USD 204m,

driven by lower levels
of client activity

in Global Wealth

Management and lower

market volumes of

cash equities in

Execution Services

in the
Investment Bank.
›
Refer to “Note 5 Net fee and commission

income” in the “Consolidated financial statements”

section of this report for more
information

Annual Report 2023 |
Financial and operating performance | Group

performance

79
Other income
Other income decreased by USD 1,075m

to USD 384m, largely due to a USD 380m decrease in share of net profits from associates and joint ventures

,

which included USD 508m

losses relating to our

investment in SIX Group,

partly offset by
higher recognition of recurring share of

net profits. These losses

reflected UBS’s share of impairments

taken by SIX Group
on its

investment

in Worldline

and on

goodwill related

to its

Bolsas y

Mercados

Españoles

(BME)

subsidiary.

This

was
partly offset by USD 174m of mortgage servicing

rights fees, attributable to the consolidation of Credit

Suisse revenues,
as well as a USD 62m increase

in gains recognized on

repurchases of UBS’s

own debt instruments. In contrast,

in 2022,
other

income

included

gains

from

disposals

of

associates

and

subsidiaries,

including

a

gain

of

USD 848m

in

Asset
Management on the sale of our shareholding in our Japanese real estate joint venture, Mitsubishi Corp.-UBS Realty Inc.,
gains in Global Wealth

Management of USD 133m

on the sale of

our domestic wealth

management business in

Spain,
USD 86m on

the sale

of UBS

Swiss Financial

Advisers AG and

USD 41m on

the sale

of our

US alternative

investments
administration business.

›
Refer to “Note 6 Other income” in the “Consolidated

financial statements”

section of this report for more information
›
Refer to “Note 30 Changes in organization and

acquisitions and disposals of subsidiaries and businesses”

in the “Consolidated
financial statements”

section of this report for more information about the

gains from disposals of associates and subsidiaries
Credit loss expense / release
Total

net

credit

loss

expenses

were

USD 1,037m

in

2023, reflecting

net

credit

loss

expenses

of USD

593m

related

to
stage 1

and

2 positions

and

net

credit

loss

expenses

of

USD 445m

related

to credit

-impaired

(stage 3

and

purchased
credit-impaired) positions. Expected credit

loss (ECL)

expenses of USD 593m

for the performing

loans were predominantly
attributable

to the

initial recognition

of

ECL allowances

and provisions

after

the

date of

the

acquisition of

the

Credit
Suisse Group. Credit

-impaired net expenses

amounted to USD 445m, of

which USD 325m was

within the Credit

Suisse
portfolio

and

USD 120m

was

within

the

UBS

portfolio.

As

per

IFRS

9,

no

ECL

allowances and

provisions had

to

be
recognized on

the acquisition

date for credit-impaired

exposures, after

the fair valuation

as per the PPA.
›
Refer to “Note 10 Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement” and
“Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more
information about credit loss expenses / releases
›
Refer to the “Risk factors” section of this report for

more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the year ended 31.12.23
Global Wealth Management

108

27

13

147
Personal & Corporate Banking

290

183

27

501
Asset Management

1

(1)

0

0
Investment Bank

110

78

2

190
Non-core and Legacy

78

91

25

193
Group Items
1

5

0

0

6
Total

593

378

67

1,037
For the year ended 31.12.22
Global Wealth Management

(5)

5

0
Personal & Corporate Banking

27

12

39
Asset Management

0

0

0
Investment Bank

6

(18)

(12)
Non-core and Legacy

0

2

2
Group Items
1

1

0

1
Total

29

0

29
For the year ended 31.12.21
Global Wealth Management

(28)

(1)

(29)
Personal & Corporate Banking

(62)

(24)

(86)
Asset Management

0

1

1
Investment Bank

(34)

0

(34)
Non-core and Legacy

0

0

0
Group Items
1

0

0

0
Total

(123)

(25)

(148)
1 Starting with the third quarter of 2023, Non-core and Legacy became a separate reportable segment and Group Functions has been renamed Group Items.

Prior periods have been restated to reflect these changes.

Annual Report 2023 |
Financial and operating performance | Group

performance

80
Operating expenses
Personnel expenses
Personnel expenses increased

by USD 7,219m to

USD 24,899m, mainly due

to the

consolidation of

Credit Suisse expenses
of

USD 6,330m,

and

included

integration-related

expenses

of

USD 2,192m

covering

post-employment

benefit

plans,
awards granted

to employees

to support retention

and operational

stability,

severance expenses,

and the alignment

of
Credit Suisse

processes to

the UBS

variable compensation

framework.

Salaries and variable

compensation increased

by
USD 5,843m

due to the aforementioned effects

and also salary adjustments, higher variable

compensation, and foreign
currency

effects.

Social security

costs also

increased

by

USD 529m.

Pension and

other

post-employment

benefit plans
increased by USD 567m as a

result of the aforementioned factors and

included an increase in the

pension plan obligation
of the Swiss pension plan of Credit Suisse following the decision to align that Swiss pension plan to UBS’s Swiss pension plan, which resulted

in a pre-tax

loss of USD 245m (CHF

207m) in the fourth

quarter of 2023 and

an offsetting gain

in
other comprehensive income due to the asset ceiling.
›
Refer to the “Compensation”

section of this report for more information
›
Refer to “Note 7 Personnel expenses,” “Note 27

Post-employment benefit plans” and “Note 28

Employee benefits: variable
compensation” in the “Consolidated financial statements”

section of this report for more information
General and administrative expenses
General

and

administrative

expenses

increased

by

USD 4,967m

to

USD 10,156m,

largely

due

to

the

consolidation

of
Credit

Suisse

expenses

of

USD 3,000m,

and

included

total

integration-related

expenses

of

USD 1,436m,

mainly

from
higher consulting and

real estate costs, as

well as acquisition-related costs

of USD 202m, also

mainly related to

consulting
fees. Excluding the

aforementioned effects,

general and administrative

expenses increased

by USD 1,050m, mainly

due
to a USD 665m

increase in

provisions related

to the US

residential mortgage-backed

securities litigation matter,

as well
as an increase in technology costs of USD 190m.
We

believe

that

the

industry

continues

to

operate

in

an

environment

in

which

expenses

associated

with

litigation,
regulatory and

similar matters will

remain elevated for

the foreseeable future,

and we

continue to

be exposed

to a

number
of significant claims and regulatory

matters. The outcome of

many of these matters,

the timing of a resolution,

and the
potential effects

of resolutions

on our

future business,

financial results

or financial

condition

are extremely

difficult to
predict.
›
Refer to “Note 8 General and administrative expenses”

and “Note 18 Provisions and contingent liabilities” in

the “Consolidated
financial statements” section of this report for more information
Depreciation, amortization and impairment of non-financial

assets
Depreciation, amortization and impairment of

non-financial assets increased by USD 1,689m

to USD 3,750m, largely due
to

the

consolidation

of

Credit

Suisse

expenses

of

USD 1,268m,

and

included

total

integration-related

expenses

of
USD 850m, mainly

attributable

to impairment

and accelerated

depreciation

of right-of-use

assets associated

with real
estate

leases,

as

well

as

a

USD 206m

impairment

of

software

projects

in

progress

resulting

from

a

reprioritization

of
software

development

activity

in

the

context

of

the

acquisition.

Excluding

the

aforementioned

effects,

depreciation,
amortization

and

impairment

of

non-financial

assets

increased

by

USD 146m,

mainly

due

to

higher

depreciation

of
internally developed software, reflecting a higher

level of capitalized costs.

Operating expenses
For the year ended % change from
USD m 31.12.23 31.12.22 31.12.21 31.12.22
Personnel expenses

24,899

17,680

18,387

41
of which: salaries

10,997

7,045

7,339

56
of which: variable compensation

9,845

7,954

8,280

24
of which: performance awards

3,986

3,205

3,190

24
of which: financial advisors
1

4,549

4,508

4,860

1
of which: other

1,310

241

229

444
of which: other personnel expenses
2

4,058

2,681

2,768

51
General and administrative expenses

10,156

5,189

5,553

96
of which: net expenses for litigation, regulatory and similar matters

809

348

911

133
of which: other general and administrative expenses

9,347

4,841

4,642

93
Depreciation, amortization and impairment of non-financial

assets

3,750

2,061

2,118

82
Total operating expenses

38,806

24,930

26,058

56
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
Refer to “Note 7 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.
Tax
Income tax expenses

of USD 873m were

recognized for the

Group in 2023, representing

an effective tax

rate of 3.0%,
compared with

USD 1,942m for

2022, which represented

an effective tax

rate of 20.2%.

The income

tax expenses

for
2023 included Swiss tax expenses of USD 1,035m and a non-Swiss net tax benefit of USD 162m.
The Swiss tax expenses

included current tax

expenses of USD 883m

in respect of taxable

profits of UBS Switzerland

AG
and other

Swiss entities and

deferred tax

expenses of

USD 152m that

primarily related

to the

amortization of

deferred
tax assets (DTAs), as deductions related to temporary differences were made against profits.

Annual Report 2023 |
Financial and operating performance | Group

performance

81
The

non-Swiss

net

tax

benefit

included

current

tax

expenses

of

USD

684m

that

related

to expenses

of USD

100m

in
respect of US corporate alternative minimum tax (CAMT) and USD 584m in respect of other taxable profits of non-Swiss subsidiaries and branches.

However, these were

more than

offset by

a net

deferred tax benefit

of USD

846m that primarily
related to

a benefit

of USD

754m in

respect of

remeasurements of

DTAs, which

included USD

480m in

respect of

net
upward revaluations of

DTAs for certain

entities in connection

with the Group’s

business planning process and

USD 274m
in respect of

an increase in

DTAs that resulted

from an increase in

the expected value

of future tax

deductions for deferred
compensation awards

due to

an increase

in the

Group’s share

price during

the year.

In addition,

the net

deferred tax
benefit included a benefit of USD 100m in respect of the recognition of DTAs for tax credits carried forward in respect of
CAMT, which was partly offset by a net deferred tax

expense of USD 8m.
The low effective tax rate for the year of 3.0% primarily

reflects that the negative goodwill gain that was recorded in the income statement

did not result

in any tax

expense, as well

as the aforementioned

tax benefit of

USD 754m in

respect
of the remeasurement

of DTAs. However,

these benefits

were partly offset

by the impact

of operating losses

that were
incurred by certain entities,

reflecting integration-related

expenses and restructuring costs,

that did not result

in any tax
benefits because they cannot be

offset with profits of

other group entities and they

did not result in

any DTA recognition.
If further

such operating

losses are

incurred in

2024, the

Group’s tax

expense for

the year

may be

significantly higher
than the Group’s structural rate of 23%

but, the Group’s effective tax rate is

expected to decrease towards the structural
rate in subsequent years, as such losses decrease.

›
Refer to “Note 9 Income taxes”

in the “Consolidated financial statements”

section of this report for more information
›
Refer to the “Risk factors” section of this report for

more information
Total comprehensive income attributable to shareholders
In

2023,

total

comprehensive

income

attributable

to

shareholders

was

USD 28,836m,

reflecting

net

profit

of
USD 27,849m,

which

included

the

recognition

of negative

goodwill

on

the

acquisition

of the

Credit

Suisse

Group

of
USD 27,748m, and other comprehensive income

(OCI), net of tax, of USD 986m.
Foreign currency translation OCI was USD 1,456m, mainly

due to the significant strengthening of the Swiss franc (10%)
and the euro (3%) against the US dollar.
OCI

related

to

cash

flow

hedges

was

USD 1,275m,

mainly

reflecting

net

losses

on

hedging

instruments

that

were
reclassified from OCI to the income statement.
Defined

benefit

plan

OCI,

net

of

tax,

was

positive

USD 40m.

Total

net

pre-tax

OCI

related

to

the

Credit

Suisse

Swiss
pension plan

was

positive

USD 217m.

This reflected

losses of

USD 1,161m

from the

defined

benefit obligation

(DBO)
remeasurement,

more than offset by an increase

in the plan assets of

USD 443m and a decrease in the effect

of the asset
ceiling under IFRS Accounting Standards of USD 935m. These changes include an increase in the pension plan obligation
of the Swiss pension plan

of Credit Suisse following the

decision to align the Swiss

pension scheme to that of UBS,

which
resulted in a

pre-tax loss

of USD 245m

(CHF 207m) in

the fourth

quarter of 2023

and an

offsetting gain

in OCI due

to
the asset

ceiling.

Total pre-tax

OCI related

to the

UBS Swiss

pension

plan was

negative

USD 93m,

reflecting

losses

of
USD 3,285m from the DBO

remeasurement,

almost entirely offset

by an increase in the

plan assets of USD 791m

and a
decrease in

the effect

of the

asset ceiling

under IFRS

Accounting Standards

of USD 2,401m.

The DBO

remeasurement
loss of USD 3,285m was mainly driven by a loss of USD 2,358m due to a decrease in the applicable discount rate and an experience

loss

of

USD 1,140m,

reflecting

the

effects

of

differences

between

the

previous

actuarial

assumptions

and
what actually occurred. These

losses were partly offset by

gains of USD 366m resulting from

a decrease in the expected
rate of interest credit on retirement savings.
Total pre-tax OCI

related to our

non-Swiss pension plans

was negative USD 15m,

mostly driven

by the UK

and German
pension plans, which recorded

negative net pre-tax OCI

of USD 41m and USD 16m,

respectively, partly offset by

the US
pension plans, which had a positive OCI of USD 45m, and

the remaining pension plans.

OCI related

to own

credit on

financial liabilities

designated

at fair

value was

negative USD 1,769m,

primarily due

to a
tightening of our own credit spreads.

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

Annual Report 2023 |
Financial and operating performance | Group

performance

82
Sensitivity to interest rate movements
As of 31 December 2023, we estimated that

a parallel shift in yield

curves by +100 basis points could

lead to a combined
increase in annual net

interest income from

our banking book of

approximately USD 1.8bn

in the first year

after such a
shift. Of this

increase, approximately

USD 1.1bn, USD 0.4bn

and USD 0.1bn

would result

from changes

in Swiss

franc,
US dollar and

euro interest rates, respectively. A parallel

shift in yield

curves by –100

basis points could

lead to a

combined
decrease

in annual

net interest

income of

approximately

USD 1.9bn in

the first

year after

such a

shift, showing

similar
currency contributions as for the aforementioned

increase in rates.
These estimates are based on a

hypothetical scenario of an immediate change in

interest rates, equal across all currencies
and

relative

to

implied

forward

rates

as

of

31 December

2023 applied

to

our

banking

book.

These

estimates

further
assume no

change to

balance sheet

size and product

mix, stable

foreign exchange

rates, and

no specific

management
action. These estimates do not represent a forecast of net

interest income variability.
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
Cost / income ratio
The cost

/ income ratio

was 95.0%,

compared with

72.1%, mainly

reflecting an

increase in

operating expenses,

partly
offset

by an

increase

in total

revenues.

The

operating

loss

incurred

by

Credit

Suisse

entities is

reflected

in the

overall
increase

of the

ratio for

the

UBS Group.

On an

underlying basis,

the cost

/ income

ratio was

87.2%,

compared

with
74.5%, mainly reflecting

an increase

in operating expenses

on an underlying

basis, partly

offset by

an increase

in total
revenues on an underlying basis.
Return on common equity tier 1 capital
The

annualized

return

on

our

common

equity

tier 1

(CET1)

capital

was

42.3%,

compared

with

17.0%,

reflecting

a
USD 20,219m

increase in net

profit attributable

to shareholders,

with a partly

offsetting effect

driven by a

USD 20.9bn
increase in average CET1 capital. On an underlying

basis, the return on CET1 capital was 4.2%, compared

with 14.6%.
CET1 capital
CET1 capital increased

by USD 33.0bn to

USD 78.5bn as of

31 December 2023, predominantly due

to an operating

profit
before tax (excluding

negative goodwill) of

USD 1.0bn, the acquisition of

the Credit

Suisse Group, which

resulted in an
increase of USD 34.9bn as of

the acquisition date (including

transitional CET1 PPA adjustments of USD 5.0bn,

net of tax),
an increase in eligible DTAs on temporary differences of USD 1.9bn and positive effects from foreign currency translation
of USD 1.5bn, partly offset by dividend accruals

of USD 2.2bn, current tax expenses of

USD 1.6bn, share repurchases

of
USD 1.3bn under

our share

repurchase programs,

amortization of

transitional CET1

PPA

adjustments

(interest rate

and
own credit) of

USD 0.7bn (net

of tax),

and an increase

in compensation-

and own share

-related capital

components of
USD 0.3bn.
Risk-weighted assets
Risk-weighted

assets

(RWA)

increased

by

USD 226.9bn

to

USD 546.5bn,

primarily

due

to

a

USD 237.7bn

increase
resulting

from

the acquisition

of the

Credit

Suisse Group.

Excluding that

acquisition,

RWA

decreased

by USD

10.8bn,
primarily driven

by decreases of

USD 19.0bn due

to asset

size and

other movements

and USD 3.7bn

due to

model updates
and methodology changes, partly offset by an increase

of USD 11.8bn due to currency effects

.
CET1 capital ratio
Our CET1

capital ratio

increased to

14.4% from

14.2%, reflecting

the aforementioned

increase in

CET1 capital,

partly
offset by a USD 226.9bn increase

in RWA.

Annual Report 2023 |
Financial and operating performance | Group

performance

83
Leverage ratio denominator
During

2023,

the

leverage

ratio

denominator

(LRD)

increased

by

USD 666.9bn

to

USD 1,695.4bn,

primarily

due

to

a
USD 644.4bn

increase

resulting

from

the

acquisition

of

the

Credit

Suisse

Group.

Excluding

that

acquisition,

the

LRD
increased by USD 53.8bn due to currency

effects, partly offset by USD 31.3bn

due to asset size and other movements.
CET1 leverage ratio
Our CET1 leverage ratio increased to 4.6% from 4.4%, due to the aforementioned increase in CET1 capital, partly offset
by the USD 666.9bn increase in the LRD.

Personnel
The number of personnel employed

was 138,462 (workforce

count) as of 31 December

2023, a net increase

of 50,246
compared with 31 December

2022, predominantly due

to the onboarding

of Credit Suisse

staff to the

UBS Group. The
number of internal personnel

employed as of 31

December 2023 was

112,842 (full-time equivalents),

a net increase

of
40,245 compared

with 31

December 2022,

and included

39,032 (full-time

equivalents) employed

by the

Credit Suisse
sub-group. The number

of external

staff was approximately

25,619 (workforce count),

a net

increase of 10,001

compared
with 31 December 2022.
Equity, CET1 capital and returns
As of or for the year ended
USD m, except where indicated 31.12.23 31.12.22 31.12.21
Net profit
Net profit attributable to shareholders

27,849

7,630

7,457
Equity

Equity attributable to shareholders

86,108

56,876

60,662
Less: goodwill and intangible assets 7,515 6,267 6,378
Tangible equity attributable to shareholders 78,593 50,609 54,283
Less: other CET1 deductions 107 5,152 9,003
CET1 capital 78,485 45,457 45,281
Return on equity
Return on equity (%) 37.4 13.3 12.6
Return on tangible equity (%) 41.3 14.9 14.1
Underlying return on tangible equity (%) 4.1 12.8
Return on CET1 capital (%) 42.3 17.0 17.5
Underlying return on CET1 capital (%) 4.2 14.6

Annual Report 2023 |
Financial and operating performance | Global

Wealth Management

84
Global Wealth Management
Global Wealth Management
As of or for the year ended % change from
USD m, except where indicated 31.12.23 31.12.22
1
31.12.22
Results
Net interest income 6,965 5,273 32
Recurring net fee income
2
10,793 10,282 5
Transaction-based income
2
3,569 3,137 14
Other income (137) 275
Total revenues 21,190 18,967 12
Credit loss expense / (release) 147 0
Operating expenses 17,454 13,989 25
Business division operating profit / (loss) before tax 3,589 4,977 (28)
Underlying results
Total revenues as reported 21,190 18,967 12
of which: gains from sales of subsidiary and business 219
of which: accretion of PPA adjustments on financial instruments and other effects 719 of which: losses related to investment in SIX Group (190)
Total revenues (underlying)
2
20,661 18,748 10
Credit loss expense / (release) 147 0
Operating expenses as reported 17,454 13,989 25
of which: integration-related expenses
2
988
Operating expenses (underlying)
2
16,466 13,989 18
of which: expenses for litigation, regulatory and similar matters 122 244 (50)
Business division operating profit / (loss) before tax as reported 3,589 4,977 (28)
Business division operating profit / (loss) before tax (underlying)
2
4,048 4,758 (15)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2
(27.9) 4.1
Cost / income ratio (%)
2
82.4 73.8
Average attributed equity (USD bn) 22.8 20.0 14
Return on attributed equity (%)
2
15.8 24.9
Financial advisor compensation
3
4,548 4,508 1
Net new fee-generating assets (USD bn)
2
n.m. 60.1
Fee-generating assets (USD bn)
2
1,619 1,271 27
Net new assets (USD bn)
2
131.7 89.2
Net new money (USD bn)
2
65.0 40.5
Invested assets (USD bn)
2
3,850 2,815 37
Loans, gross (USD bn)
4
284.3 225.0 26
Customer deposits (USD bn)
4
466.9 348.2 34
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,5
0.4 0.3
Advisors (full-time equivalents) 10,027 9,215 9
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2
(14.9) 1.6
Cost / income ratio (%)
2
79.7 74.6
1 Information reflects Global Wealth Management as reported on in the Annual

Report 2022.

2 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.
We started to report fee-generating assets and net new fee-generating assets on a consolidated basis, including Credit Suisse data, from the fourth quarter of 2023 onward.

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

were USD 1,754m
as of 31 December

2023.

4 Loans and Customer

deposits in this table

include customer brokerage

receivables and payables,

respectively, which

are presented in a

separate reporting line

on the balance sheet.

5 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Excludes loans to financial advisors.
2023 compared with 2022
Results
Profit before

tax decreased by USD

1,388m, or 28%, to

USD 3,589m, mainly due

to higher operating

expenses, largely
driven

by the

acquisition

of

the

Credit

Suisse Group,

partly

offset

by higher

total

revenues.

The

prior year

included a
USD 133m gain from the sale of our domestic wealth management business in Spain, an USD 86m gain from the sale of
UBS Swiss

Financial

Advisers

AG and

a

USD 41m

gain

from

the

sale of

our US

alternative

investments administration
business.

Underlying

profit

before

tax

was

USD 4,048m,

after

excluding

USD 719m

of

accretion

of

purchase

price
allocation (PPA) adjustments on financial instruments and other effects,

losses of USD 190m related to our investment in
SIX Group and integration-related expenses

of USD 988m.

Annual Report 2023 |
Financial and operating performance | Global

Wealth Management

85
Total revenues
Total

revenues increased by USD 2,223m,

or 12%, to USD 21,190m, largely driven by the consolidation

of Credit Suisse
revenues,

and included

the

aforementioned

USD 719m

of accretion

of PPA

adjustments

on financial

instruments

and
other effects.

The increase was partly

offset by the aforementioned

losses of USD 190m, as well

as the aforementioned
gains from the sales in 2022. Excluding accretion effects

and the aforementioned losses, underlying total revenues

were
USD 20,661m.
Net interest

income increased by

USD 1,692m, or 32%,

to USD 6,965m, largely

attributable to the

consolidation of Credit
Suisse net interest income,

and included USD 672m

of accretion of PPA

adjustments on financial

instruments and other
effects, with the remaining

increase mainly driven by

higher deposit margins, resulting

from higher interest

rates, partly
offset by

the effects of

shifts to

lower-margin deposit products.

Excluding accretion effects,

underlying net interest

income
was USD 6,293m.
Recurring net fee income increased by USD 511m, or 5%, to USD 10,793m, mainly driven by the consolidation of Credit
Suisse recurring net fee income, partly offset by negative

market performance.
Transaction-based income increased by USD 432m,

or 14%, to USD 3,569m,

mainly driven by the

consolidation of Credit
Suisse transaction-based

income, and

included USD 47m

of accretion

of PPA adjustments

on financial

instruments and
other effects,

partly offset by

lower levels of

client activity, particularly

in Americas and

Asia Pacific. Excluding

accretion
effects, underlying transaction-based income was USD 3,522m.
Other income

was negative

USD 137m, compared

with positive

other income

of USD 275m,

mainly as

2022 included
gains from the sales of our domestic wealth management business in Spain, UBS

Swiss Financial Advisers AG and our US
alternative investments

administration business.

2023 included

the aforementioned

losses of

USD 190m related

to our
investment in SIX Group. Excluding these losses of USD 190m,

underlying other income was positive USD 53m.
Credit loss expense / release
Net credit loss expenses were USD 147m, compared

with net expenses of USD 0m, reflecting net credit loss expenses of
USD 108m related to stage 1 and

2 positions and net credit

loss expenses of USD 40m related to

credit-impaired (stage 3
and

purchased

credit-impaired)

positions.

Stage 1

and

2

expected

credit

loss

(ECL)

expenses

of

USD 108m

were
predominantly attributable

to the

initial recognition

of ECL allowances

and provisions

on the

date of the

acquisition of
the Credit Suisse Group.
Operating expenses
Operating

expenses

increased

by

USD 3,465m,

or

25%,

to

USD 17,454m,

largely

due

to

the

consolidation

of

Credit
Suisse expenses,

integration-related

expenses and

higher technology

expenses. In

addition, 2023

included a

charge of
USD 60m for the

special assessment by

the US Federal

Deposit Insurance Corporation

(the FDIC) to

recover losses incurred
by the

Deposit Insurance

Fund in connection

with the

failures of

Silicon Valley

Bank and

Signature Bank.

These effects
were partly offset by

lower provisions for litigation,

regulatory and similar matters.

Excluding integration-related expenses
of USD 988m, underlying operating expenses were

USD 16,466m.
Pre-tax profit growth
Pre-tax profit growth was negative

27.9%, compared with positive 4.1%.
Cost / income ratio
The cost

/ income

ratio increased

to 82.4%

from

73.8%, as

higher operating

expenses

more

than offset

higher

total
revenues.
Invested assets
Invested assets increased by USD 1,035bn, or 37%, to USD 3,850bn, mainly driven by the consolidation of Credit Suisse
invested assets, positive

market performance (excluding

interest and dividends,

which are now

included in

net new assets)
of USD 249bn, net

new asset inflows of

USD 132bn and positive

foreign currency

effects of USD 34bn,

partly offset by
a reclassification of USD 38bn related

to non-strategic relationships and a transfer of

USD 5bn to Non-core and Legacy.

Loans
Loans increased

by USD 59.3bn to

USD 284.3bn, mainly

driven by the

consolidation of Credit

Suisse loans and

positive
foreign currency effects, partly

offset by net new loan outflows of USD 20.7bn.
›
Refer to the “Risk management and control” section of this

report for more information

Annual Report 2023 |
Financial and operating performance | Global

Wealth Management

86
Customer deposits
Customer

deposits

increased

by

USD 118.7bn

to

USD 466.9bn,

mainly

driven

by

the

consolidation

of

Credit

Suisse
customer deposits,

net inflows

into fixed-term

deposit products

,

and positive

foreign

currency

effects,

partly offset

by
continued shifts into money market funds and US-government securities.
Regional breakdown of performance measures
As of or for the year ended 31.12.23
USD bn, except where indicated Americas
1
Switzerland
2
EMEA
2
Asia Pacific
2
Global
3
Global Wealth
Management
Total revenues (USD m)

10,386

2,829

4,424

3,003

548

21,190
Operating profit / (loss) before tax (USD m)

1,057

1,209

1,196

661

(534)

3,589
Operating profit / (loss) before tax underlying (USD m)

1,057

1,214

1,207

669

(99)

4,048
Cost / income ratio (%)
4

89.7

57.1

72.7

77.4

82.4
Cost / income ratio underlying (%)
4

89.7

56.9

72.5

77.2

79.7
Loans, gross

97.3
5

76.9

63.4

45.8

0.9

284.3
Net new loans

(8.2)

(1.9)

(3.7)

(6.8)

0.0

(20.7)
Net new money
4

5.4

23.3

4.9

32.6

(1.3)

65.0
Net new assets
4

43.4

29.9

15.0

44.6

(1.3)

131.7
Fee-generating assets
4

933

173

361

152

1

1,619
Invested assets
4

1,888

663

649

645

5

3,850
Advisors (full-time equivalents)

6,117

988

1,737

1,101

84

10,027
1 Including the following business units: United

States and Canada; and Latin America.

2 In the third quarter of 2023,

the invested assets of Global Financial

Intermediaries were transferred from EMEA

and Asia
Pacific to the Switzerland region, to better align it to the management structure. These changes were applied prospectively and had no impact on previous periods.

3 Includes minor functions, which are not included
in the four regions individually presented

in this table, and also

includes impacts from accretion of purchase

price allocation adjustments on financial

instruments and other effects and

integration-related expenses.

4 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

5 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.
Regional comments: 2023 compared with 2022
Americas
Profit

before

tax

decreased

by

USD 691m

to

USD 1,057m.

Total

revenues

decreased

by

USD 248m,

or

2%,

to
USD 10,386m,

driven

by

lower

net

interest

income, transaction

-based

income

and

other

income,

partly

offset

by the
consolidation of Credit Suisse

revenues in 2023. In addition, 2023

included the aforementioned charge

of USD 60m for
the

special

assessment

by

the

FDIC.

The

cost

/

income

ratio

increased

to

89.7%

from

83.7%.

Loans

decreased

4%
compared with 2022, to USD 97.3bn,

mainly reflecting USD 8.2bn of net

new loan outflows. Net

new asset inflows were
USD 43.4bn.
Switzerland
Profit

before

tax

increased

by

USD 392m

to

USD 1,209m.

Total

revenues

increased

by

USD 970m,

or

52%,

to
USD 2,829m, driven by the

transfer of the Global

Financial Intermediaries business to

the Switzerland region,

as well as
the

consolidation

of

Credit

Suisse revenues

in

2023. The

cost /

income

ratio

increased

to 57.1%

from

55.2%.

Loans
increased 71% compared with 2022, to USD 76.9bn, as USD 1.9bn of net new loan outflows were offset by the

transfer
of the

Global Financial

Intermediaries business

to the

Switzerland

region,

as well

as the

consolidation of

Credit

Suisse
loans. Net new asset inflows were USD 29.9bn.
EMEA
Profit

before

tax

decreased

by

USD 294m

to

USD 1,196m.

Total

revenues

increased

by

USD 511m,

or

13%,

to
USD 4,424m,

largely

driven by

the consolidation

of Credit

Suisse revenues,

partly offset

by the

transfer

of the

Global
Financial Intermediaries

business to

the Switzerland

region. In

addition, 2022

included gains

from the

aforementioned
sales.

The

cost / income

ratio

increased

to

72.7%

from

61.9%.

Loans

increased

46%

compared

with

2022,

to
USD 63.4bn, driven

by the

consolidation of

Credit Suisse

loans and partly

offset by

the transfer

of the Global

Financial
Intermediaries business to the Switzerland region, as well as USD 3.7bn of net new loan outflows. Net new asset inflows
were USD 15.0bn.

Asia Pacific
Profit before tax

decreased by

USD 282m to

USD 661m. Total revenues increased by

USD 447m, or

17%, to

USD 3,003m,
mainly driven by the consolidation of Credit Suisse revenues and increases in net interest income. The cost / income ratio increased to 77.4%

from 63.2%. Loans increased 33%

compared with 2022, to

USD 45.8bn, driven by

the consolidation
of Credit Suisse loans, partly offset

by USD 6.8bn of net new loan outflows. Net new asset

inflows were USD 44.6bn.
Global
Operating

loss

before

tax

was

USD 534m,

mainly

including

USD 964m

of

integration-related

expenses

and

losses

of
USD 190m

related

to

our

investment

in

SIX

Group,

partly

offset

by

USD 719m

of

accretion

of

PPA

adjustments

on
financial instruments and other effects

.

Annual Report 2023 |
Financial and operating performance | Personal

& Corporate Banking

87
Personal & Corporate Banking
Personal & Corporate Banking – in Swiss francs
As of or for the year ended % change from
CHF m, except where indicated 31.12.23 31.12.22
1
31.12.22
Results
Net interest income 4,727 2,087 126
Recurring net fee income
2
1,349 812 66
Transaction-based income
2
1,663 1,154 44
Other income (198) 46
Total revenues 7,541 4,099 84
Credit loss expense / (release) 450 36
Operating expenses 4,267 2,337 83
Business division operating profit / (loss) before tax 2,824 1,726 64
Underlying results
Total revenues as reported 7,541 4,099 84
of which: accretion of PPA adjustments on financial instruments and other effects 896 of which: losses related to investment in SIX Group (267)
Total revenues (underlying)
2
6,912 4,099 69
Credit loss expense / (release) 450 36
Operating expenses as reported 4,267 2,337 83
of which: integration-related expenses
2
337
of which: amortization from newly recognized intangibles

resulting from the acquisition of the Credit Suisse Group
58
Operating expenses (underlying)
2
3,872 2,337 66
of which: expenses for litigation, regulatory and similar matters (8) (12) (31)
Business division operating profit / (loss) before tax as reported 2,824 1,726 64
Business division operating profit / (loss) before tax (underlying)
2
2,591 1,726 50
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2
63.6 8.8
Cost / income ratio (%)
2
56.6 57.0
Average attributed equity (CHF bn) 13.9 8.8 57
Return on attributed equity (%)
2
20.3 19.5
Loans, gross (CHF bn) 283.6 142.9 98
Customer deposits (CHF bn) 273.0 167.2 63
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,3
0.9 0.8
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2
50.1 11.1
Cost / income ratio (%)
2
56.0 57.0
1 Information reflects Personal

& Corporate

Banking as reported

on in the

Annual Report 2022.

2 Refer to

“Alternative

performance measures”

in the appendix

to this report

for the definition

and calculation
method.

3 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Annual Report 2023 |
Financial and operating performance | Personal

& Corporate Banking

88
2023 compared with 2022
Results
Profit before

tax increased

by CHF 1,098m, or

64%, to CHF 2,824m,

mainly due to

the acquisition of

the Credit

Suisse
Group. Underlying profit before tax

was CHF 2,591m, after

excluding CHF 896m of

accretion of purchase price

allocation
(PPA)

adjustments on financial instruments

and other effects,

losses of CHF 267m related to

our investment in

SIX Group,
integration-related

expenses of

CHF 337m, and

CHF 58m of

amortization from

newly recognized

intangibles resulting
from the acquisition of the Credit Suisse Group

.
Total revenues
Total

revenues

increased

by

CHF 3,442m,

or

84%,

to

CHF 7,541m,

mainly

due

to

the

consolidation

of

Credit

Suisse
revenues,

and

included

CHF 896m

of

accretion

of

PPA

adjustments

on

financial

instruments

and

other

effects.

The
remaining increase largely reflected increases across

almost all income lines, predominantly in net interest income, partly offset

by

the

aforementioned

losses

of

CHF 267m

in

other

income.

Excluding

the

aforementioned

accretion

effects,
underlying total revenues were CHF 6,912m.
Net

interest

income

increased

by

CHF 2,640m,

or

126%,

to

CHF 4,727m,

largely

attributable

to the

consolidation

of
Credit Suisse net interest income, and included CHF

811m of accretion of PPA adjustments on financial instruments

and
other effects,

with the remaining

increase mainly driven

by higher deposit

margins, which resulted

from higher

interest
rates, and

higher loan

revenues,

partly

offset by

lower

deposit fees.

2022 included

a benefit

from the

Swiss

National
Bank deposit exemption. Excluding accretion

effects, underlying net interest income was CHF 3,916m.
Recurring net fee

income increased by

CHF 537m, or 66%,

to CHF 1,349m, mainly

attributable to the

consolidation of
Credit Suisse recurring net

fee income, with the

remaining increase mostly

driven by higher revenues

from account and
custody fees.
Transaction-based income increased

by CHF 509m, or 44%, to

CHF 1,663m, largely attributable to

the consolidation of
Credit Suisse transaction-based income, and included CHF 85m of accretion of PPA adjustments on financial instruments and other

effects, with

the remaining

increase mainly

driven by

higher income

from Corporate

& Institutional

Clients.
Excluding accretion effects, underlying transaction-based

income was CHF 1,578m.
Other income

was negative

CHF 198m, compared

with positive

other income

of CHF 46m,

mainly reflecting

the losses
of CHF 267m related to our investment in SIX Group.
Credit loss expense / release
Net credit

loss expenses

were CHF 450m,

compared with

net expenses of

CHF 36m, reflecting

net credit

loss expenses
related to stage 1 and

2 positions and net

credit loss expenses related

to credit-impaired

(stage 3 and purchased credit-
impaired)

positions.

Stage 1

and

2

expected

credit

loss

(ECL)

expenses

were

predominantly

attributable

to

the

initial
recognition of ECL allowances and provisions

on the date of the acquisition of the Credit

Suisse Group.
Operating expenses
Operating expenses increased by CHF 1,930m, or 83%, to CHF 4,267m, largely due to the consolidation of Credit Suisse
expenses,

with

the

remaining

increase

mostly

reflecting

integration-related

expenses,

as

well

as

higher

technology
expenses and accruals for variable compensation. Excluding

integration-related expenses of CHF 337m and

CHF 58m of
amortization

from

newly

recognized

intangibles

resulting

from

the

acquisition

of the

Credit

Suisse

Group,

underlying
operating expenses were CHF 3,872m.
Cost / income ratio
The cost / income

ratio decreased

to 56.6% from

57.0%, as an increase

in total revenues

more than offset

an increase
in operating expenses.

Annual Report 2023 |
Financial and operating performance | Personal

& Corporate Banking

89
Personal & Corporate Banking – in US dollars
As of or for the year ended % change from
USD m, except where indicated 31.12.23 31.12.22
1
31.12.22
Results
Net interest income 5,304 2,191 142
Recurring net fee income
2
1,511 852 77
Transaction-based income
2
1,859 1,212 53
Other income (238) 48
Total revenues 8,436 4,302 96
Credit loss expense / (release) 501 39
Operating expenses 4,787 2,452 95
Business division operating profit / (loss) before tax 3,148 1,812 74
Underlying results
Total revenues as reported 8,436 4,302 96
of which: accretion of PPA adjustments on financial instruments and other effects 1,013 of which: losses related to investment in SIX Group (317)
Total revenues (underlying)
2
7,741 4,302 80
Credit loss expense / (release) 501 39
Operating expenses as reported 4,787 2,452 95
of which: integration-related expenses 2 383
of which: amortization from newly recognized intangibles

resulting from the acquisition of the Credit Suisse Group
65
Operating expenses (underlying)
2
4,338 2,452 77
of which: expenses for litigation, regulatory and similar matters (9) (13) (31)
Business division operating profit / (loss) before tax as reported 3,148 1,812 74
Business division operating profit / (loss) before tax (underlying)
2
2,902 1,812 60
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2
73.8 4.7
Cost / income ratio (%)
2
56.7 57.0
Average attributed equity (USD bn) 15.5 9.3 67
Return on attributed equity (%)
2
20.3 19.5
Loans, gross (USD bn) 336.9 154.6 118
Customer deposits (USD bn) 324.3 180.8 79
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)
2,3
0.9 0.8
Underlying performance measures
Pre-tax profit growth (year-on-year, %)
2
60.2 6.9
Cost / income ratio (%)
2
56.0 57.0
1 Information reflects Personal

& Corporate Banking

as reported on

in the Annual

Report 2022.

2 Refer to

“Alternative

performance measures”

in the appendix

to this report

for the definition

and calculation
method.

3 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Annual Report 2023 |
Financial and operating performance | Asset

Management

90
Asset Management
Asset Management
As of or for the year ended % change from
USD m, except where indicated 31.12.23 31.12.22
1
31.12.22
Results
Net management fees
2
2,507 2,050 22
Performance fees 104 64 63
Net gain from disposals 27 848 (97)
Total revenues 2,639 2,961 (11)
Credit loss expense / (release) 0 0
Operating expenses 2,321 1,564 48
Business division operating profit / (loss) before tax 318 1,397 (77)
Underlying results
Total revenues as reported 2,639 2,961 (11)
of which: net gain from disposals
3
848
Total revenues (underlying)
4
2,639 2,114 25
Credit loss expense / (release) 0 0
Operating expenses as reported 2,321 1,564 48
of which: integration-related expenses
4
205
Operating expenses (underlying)
4
2,116 1,564 35
of which: expenses for litigation, regulatory and similar matters 8 1
Business division operating profit / (loss) before tax as reported 318 1,397 (77)
Business division operating profit / (loss) before tax (underlying)
4
522 550 (5)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
4
(77.3) 35.7
Cost / income ratio (%)
4
88.0 52.8
Average attributed equity (USD bn) 2.0 1.7 19
Return on attributed equity (%)
4
15.6 81.2
Gross margin on invested assets (bps) 4,5 19 27
Underlying performance measures

Pre-tax profit growth (year-on-year, %)
4
(5.0) (46.6)
Cost / income ratio (%)
4
80.2 74.0
Information by business line / asset

class
Net new money (USD bn)
4
Equities (4.0) (12.8)
Fixed Income 17.8 36.5
of which: money market 22.3 26.3
Multi-asset & Solutions 2.2 (1.3)
Hedge Fund Businesses (4.2) 2.3
Real Estate & Private Markets 2.7 0.2
Total net new money excluding associates
6
14.6 24.8
of which: net new money excluding money market (7.7) (1.6)
Associates
7
1.1 7.7
Total net new money
5
15.7 32.5
Invested assets (USD bn)
4
Equities 644 456 41
Fixed Income 445 296 51
of which: money market 134 119 13
Multi-asset & Solutions 274 155 77
Hedge Fund Businesses 57 55 3
Real Estate & Private Markets 156 102 54
Total invested assets excluding associates 1,577 1,064 48
of which: passive strategies 715 443 61
Associates
7
72 24 205
Total invested assets
5
1,649 1,088 52

Annual Report 2023 |
Financial and operating performance | Asset

Management

91
Asset Management (continued)
As of or for the year ended % change from
USD m, except where indicated 31.12.23 31.12.22
1
31.12.22
Information by region
Invested assets (USD bn)
4
Americas 402 298 35
Asia Pacific
5
211 173 22
Europe, Middle East and Africa (excluding Switzerland) 354 263 35
Switzerland 682 354 93
Total invested assets
5
1,649 1,088 52
Information by channel
Invested assets (USD bn)
4
Third-party institutional 939 606 55
Third-party wholesale 177 116 53
UBS’s wealth management businesses 461 342 35
Associates
7
72 24 205
Total invested assets
5
1,649 1,088 52
1 Information reflects Asset Management as reported on in the Annual Report 2022.

2 Net management fees include transaction fees, fund

administration revenues (including net interest and trading income from lending activities and

foreign-exchange hedging as

part of the

fund services offering),

distribution fees, incremental

fund-related expenses,

gains or losses

from seed money

and co-investments, funding

costs, the
negative pass-through

impact of

third-party performance

fees, and

other items

that are

not Asset

Management’s performance

fees.

3 Only includes

items that are

deemed material.

4 Refer

to “Alternative
performance measures” in the appendix to this report for the definition and calculation method.

5 Starting with the second quarter of 2023, net new money and invested assets include net new money and invested assets from associates, to better reflect the

business strategy. Comparative

figures have been restated to reflect this change.

6 A net new money inflow of USD 4.1bn

was recognized in the fourth quarter

of 2022
for the provision of hedge fund services to

Global Wealth Management Americas.

7 The invested assets and

net new money amounts reported for associates

are prepared in accordance with their local

regulatory
requirements and practices.

2023 compared with 2022
Results
Profit before tax decreased by USD 1,079m, or 77%, to

USD 318m, primarily due to 2022 including a

gain of USD 848m
from

the

sale

of

our

shareholding

in

the

Mitsubishi

Corp.-UBS

Realty

Inc.

joint

venture.

Excluding

integration-related
expenses of USD 205m, underlying profit before

tax was USD 522m.
Total revenues
Total

revenues decreased

by USD 322m, or

11%, to USD 2,639m,

primarily due to

2022 including the aforementioned
gain of USD 848m. The decrease was partly offset by higher revenues due to the consolidation of Credit Suisse revenues and net gain from

disposals of USD 27m, mainly

from the completion

of the sale of a

majority stake in UBS Hana

Asset
Management Co., Ltd.
Net management fees increased

by USD 457m, or 22%,

to USD 2,507m, largely due

to the consolidation of

Credit Suisse
net management fees, partly offset by negative market performance, continued margin compression and negative pass-
through fees,

with the corresponding offset in performance fees.
Performance fees increased by

USD 40m, or 63%, to

USD 104m, mainly attributable to the

consolidation of Credit Suisse
performance fees

,

the effect

of the

aforementioned pass

-through fees

and increases

in Hedge

Fund Businesses,

partly
offset by decreases in Real Estate & Private Markets and Equities.
Operating expenses
Operating expenses increased

by USD 757m,

or 48%,

to USD 2,321m, mainly

reflecting the consolidation

of Credit Suisse
expenses. The

increase

was also

due to

integration-related

expenses, adverse

foreign currency

effects

and increases

in
technology

expenses,

control

function

expenses,

and

outsourcing

costs,

partly

offset

by

lower

personnel

expenses.
Excluding integration-related expenses of USD 205m,

underlying operating expenses were

USD 2,116m.

Cost / income ratio
The

cost

/

income

ratio

increased

to

88.0%

from

52.8%,

reflecting

both

higher

operating

expenses

and

lower

total
revenues.

Invested assets
Invested assets

increased

by USD 561bn

to USD 1,649bn,

reflecting

the consolidation

of Credit

Suisse invested

assets,
positive market performance of

USD 108bn, positive foreign

currency effects of

USD 51bn and positive net

new money
of

USD 16bn,

partly

offset

by

a

reduction

of

USD 24bn

related

to

divestments,

primarily

the

sale

of

UBS

Hana

Asset
Management Co.,

Ltd., and

a reduction

of USD 5bn

due to

the elimination

of the

cross-investments

of the

UBS Asset
Management sub-group

and the

Credit Suisse

Asset Management

sub-group,

as UBS

policy does

not allow for

double
counting of

assets within

the same

reporting segment.

Excluding money

market flows

and associates,

net new

money
was negative USD 8bn.

Annual Report 2023 |
Financial and operating performance | Asset

Management

92
Investment performance
As of year-end 2023,

Morningstar assigned a

four-

or five-star rating to

61% of our

retail and institutional funds

assets
under management (AuM)

(both actively managed

and passive), on

an AuM-weighted

basis. Furthermore,

51% of our
actively managed

open-ended retail

and institutional

funds AuM

are ranked,

on an

AuM-weighted basis

over a

three-
year investment period, above their respective peer median.
Investment performance as of 31 December 2023
In %
Total traditional
investments Equities Fixed Income Multi-asset
% of UBS Asset Management fund assets rated as 4- or 5-star
1,2
61 70 52 38
% of UBS Asset Management fund assets above peer

median over a 3-year investment period
1,3
51 53 65 34
1 Morningstar® Essentials Quantitative Star Rating & Rankings; © Morningstar 2024, extract date 10 January 2024. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and / or its content providers; (2) may

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

Management’s retail and institutional funds (both

actively managed and passive) across all domiciles for

which Asset Management
owns the investment performance, i.e., Asset Management is either the sole portfolio manager or co-portfolio manager. Universe is approximately 37% of all active and passive traditional assets of Asset Management
(Equities, Fixed Income excluding money market, and

Multi-asset) as of 31 December 2023.

3 Percentage of AuM above

peer median over a three-year

investment period. AuM reflect the

AuM of Asset Management’s
actively managed open-ended

retail and institutional

funds across all

domiciles for which

Asset Management owns

the investment performance,

i.e., Asset

Management is either

the sole portfolio

manager or co-
portfolio manager. Universe is approximately 29% of all active traditional assets of Asset Management (Equities, Fixed Income excluding money market,

and Multi-asset) as of 31 December 2023.
Investment Bank
Investment Bank
As of or for the year ended % change from
USD m, except where indicated 31.12.23 31.12.22
1
31.12.22
Results
Advisory 746 733 2
Capital Markets 1,649 854 93
Global Banking 2,395 1,587 51
Execution Services 1,578 1,643 (4)
Derivatives & Solutions 2,707 3,665 (26)
Financing 1,981 1,822 9
Global Markets 6,265 7,129 (12)
of which: Equities 4,546 4,970 (9)
of which: Foreign Exchange, Rates and Credit

1,720 2,160 (20)
Total revenues 8,661 8,717 (1)
Credit loss expense / (release) 190 (12)
Operating expenses 8,515 6,832 25
Business division operating profit / (loss) before tax (44) 1,897
Underlying results
Total revenues as reported 8,661 8,717 (1)
of which: accretion of PPA adjustments on financial instruments 583 of which: losses in the first quarter of 2022 from transactions with

Russian counterparties
(93)
Total revenues (underlying)
2
8,078 8,810 (8)
Credit loss expense / (release) 190 (12)
Operating expenses as reported 8,515 6,832 25
of which: integration-related expenses
2
692
Operating expenses (underlying)
2
7,823 6,832 15
of which: expenses for litigation, regulatory and similar matters 78 122 (36)
Business division operating profit / (loss) before tax as reported (44) 1,897
Business division operating profit / (loss) before tax (underlying)
2
64 1,990 (97)
Performance measures and other information
Pre-tax profit growth (year-on-year, %)
2
(102.3) (27.9)
Cost / income ratio (%)
2
98.3 78.4
Average attributed equity (USD bn) 13.8 13.0 7
Return on attributed equity (%)
2
(0.3) 14.6
Underlying performance measures

Pre-tax profit growth (year-on-year, %)
2
(96.8) (43.0)
Cost / income ratio (%)
2
96.8 77.6
1 Information reflects the Investment Bank as reported on in the Annual Report 2022.

2 Refer to “Alternative performance

measures” in the appendix to this report for the definition and calculation method.

Annual Report 2023 |
Financial and operating performance | Investment

Bank

93
2023 compared with 2022
Results
Loss before tax was USD 44m, compared with profit before

tax of USD 1,897m in 2022, mainly due to higher operating
expenses associated with

the acquisition of

the Credit

Suisse Group,

and included integration

-related expenses,

as well
as lower

total revenues.

Excluding USD

583m

of accretion

of purchase

price allocation

(PPA)

adjustments

on financial
instruments and integration-related expenses of USD

692m, underlying profit before tax

was USD 64m.
Total revenues
Total

revenues decreased by USD 56m, or 1%, to USD 8,661m, due to lower Global Markets revenues,

which decreased
by USD 864m, or 12%,

partly offset by

higher Global Banking revenues,

which increased by

USD 808m, or 51%. Prior-
year total revenues included

USD 93m of losses

in the first

quarter of 2022

from transactions with Russian

counterparties.
The consolidation of

Credit Suisse revenues

included USD 583m of

accretion of PPA adjustments on

financial instruments.
Excluding the aforementioned accretion effe

cts, underlying total revenues were USD

8,078m.
Global Banking
Global Banking

revenues

increased

by USD 808m,

or 51%,

to USD 2,395m,

mainly due

to the

consolidation of

Credit
Suisse revenues, and

included USD 580m of

accretion of PPA

adjustments on financial

instruments. Excluding accretion
effects, underlying Global Banking revenues increased

by USD 228m, or 14%. The relevant market fee pool
1,2
decreased
16%.
Advisory revenues increased by USD 13m,

or 2%, to USD 746m, mainly

due to higher merger and

acquisition transaction
revenues. The relevant global fee pool 2 decreased 25%.
Capital Markets

revenues increased

by USD 795m,

or 93%,

to USD 1,649m,

partly due

to the

consolidation

of Credit
Suisse revenues, and

included USD 580m of the

aforementioned accretion effects. Excluding

accretion effects, underlying
Capital

Markets

revenues

increased

by

USD 215m,

or

25%,

mainly

due

to

prior-year

mark-to-market

losses.

Capital
Markets fee-pool-comparable revenues increased 2% year

on year.

The relevant global fee pool
1,2

decreased 7%.
Global Markets
Global

Markets

revenues

decreased

by

USD 864m,

or

12%,

to

USD 6,265m,

primarily

driven

by

lower

Derivatives

&
Solutions revenues.
Execution

Services

revenues

decreased

by

USD 65m,

or

4%,

to

USD 1,578m,

due

to

lower

market

volumes

in

Cash
Equities, partly offset by higher revenues from foreign exchange products that are traded over electronic platforms.
Derivatives & Solutions revenues decreased

by USD 958m, or 26%, to USD 2,707m,

mostly driven by Equity Derivatives,
Rates and Foreign Exchange, due to lower levels of both volatility and client activity.
Financing revenues increased by USD 159m,

or 9%, to USD 1,981m, reflecting higher

client balances.
Equities
Global

Markets

Equities

revenues

decreased

by

USD 424m,

or

9%,

to

USD 4,546m,

mainly

driven

by

lower

Equity
Derivatives and Cash Equities revenues.
Foreign Exchange, Rates and Credit
Global Markets Foreign

Exchange, Rates and

Credit revenues decreased by

USD 440m, or 20%,

to USD 1,720m, primarily
driven by lower Foreign Exchange and Rates revenues.
Credit loss expense / release
Net credit loss expenses were USD 190m,

compared with net releases of USD 12m, reflecting net credit loss expenses of
USD 110m related to stage 1 and

2 positions and net credit

loss expenses of USD 80m related to

credit-impaired (stage 3
and

purchased

credit-impaired)

positions.

Stage 1

and

2

expected

credit

loss

(ECL)

expenses

of

USD 110m

were
predominantly attributable

to the

initial recognition

of ECL allowances

and provisions

on the

date of the

acquisition of
the Credit Suisse Group.
Operating expenses
Operating expenses increased by USD 1,683m, or 25%, to USD 8,515m, largely due to integration-related expenses, the
consolidation

of

Credit

Suisse

expenses,

and

higher

technology

expenses.

Excluding

integration-related

expenses

of
USD 692m, underlying operating expenses were

USD 7,823m.
Cost / income ratio
The

cost

/

income

ratio

increased

to

98.3%

from

78.4%,

reflecting

both

higher

operating

expenses

and

lower

total
revenues.
1
UBS fee-pool-comparable revenues consist of revenues

from: merger-and-acquisition-related transactions; Equity

Capital Markets, excluding

derivatives; Leveraged Capital Markets,

excluding the impact of mark-to-
market movements on loan portfolios; and Debt Capital Markets,

excluding revenues related to debt underwriting of UBS instruments.
2

Source: Dealogic, as of 29 December 2023.

Annual Report 2023 |
Financial and operating performance | Non-core

and Legacy

94
Non-core and Legacy
Non-core and Legacy
1
As of or for the year ended % change from
USD m 31.12.23 31.12.22
2
31.12.22
Results
Total revenues 741 237 212
Credit loss expense / (release) 193 2
Operating expenses 5,290 104
Operating profit / (loss) before tax (4,741) 131
Underlying results
Total revenues as reported 741 237 212
of which: litigation settlement 62
Total revenues (underlying)
3
741 175 323
Credit loss expense / (release) 193 2
Operating expenses as reported 5,290 104
of which: integration-related expenses
3
1,772
Operating expenses (underlying)
3
3,518 104
of which: expenses for litigation, regulatory and similar matters 637 (12)
Operating profit / (loss) before tax as reported (4,741) 131
Operating profit / (loss) before tax (underlying)
3
(2,969) 69
Performance measures and other information
Average attributed equity 5.2 1.1 390
Risk-weighted assets (USD bn) 72.0 13.0 454
Leverage ratio denominator (USD bn) 137.1 6.3
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and includes positions and businesses not aligned with our strategy and policies.

2 Information reflects Non-
core and Legacy Portfolio as reported on in Group Functions in the Annual Report 2022.

3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method.

Composition of Non-core and Legacy
1
RWA Total assets LRD
USD bn 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Exposure category
Equities

3.1

20.0

13.4
Macro

9.3

1.9

55.7

9.3

24.8

2.4
Loans

11.2

13.0

14.8
Securitized products

13.5

1.0

26.2

2.2

27.6

2.1
Credit

2.8

5.2

4.9
High-quality liquid assets

50.5

1.8

50.5

1.8
Operational risk

30.0

10.1
Other

2.0

2.3

1.1
Total

72.0

13.0

172.9

13.4

137.1

6.3
1 During the fourth quarter of 2023, we have revised allocations and aligned methodologies across UBS and Credit Suisse.
2023 compared with 2022
Results
Loss before tax was USD 4,741m, compared with profit before tax of USD 131m. Excluding integration-related expenses of USD 1,772m, underlying loss before tax was USD 2,969m.
Total revenues
Total

revenues increased

by USD 504m

to USD 741m,

mainly due

to the

transfer of

assets and

liabilities into

Non-core
and Legacy following

the acquisition

of the Credit

Suisse Group.

Revenues included

net gains from

position marks

and
unwinds, along with net carry from securitized

products and credit products.
Credit loss expense / release
Net credit loss expenses were USD 193m, compared

with net expenses of USD 2m, reflecting net credit loss expenses of
USD 78m related to stage 1 and

2 positions and net

credit loss expenses of USD 116m related to

credit-impaired (stage 3
and

purchased

credit-impaired)

positions.

Stage 1

and

2

expected

credit

loss

(ECL)

expenses

of

USD 78m

were
predominantly attributable

to the

initial recognition

of ECL allowances

and provisions

on the

date of the

acquisition of
the Credit Suisse Group.

Annual Report 2023 |
Financial and operating performance | Non-core

and Legacy

95
Operating expenses
Operating

expenses

were

USD 5,290m,

compared

with

USD 104m,

and

included

integration-related

expenses

of
USD 1,772m,

driven by onerous contract provisions,

real estate impairments and personnel costs. Excluding

integration-
related expenses, underlying operating expenses

were USD 3,518m.
Risk-weighted assets and leverage ratio denominator
Risk-weighted assets increased

by USD 70.8bn to

USD 83.8bn at

the end of

the second quarter

of 2023, mainly

driven
by the

transfer of

assets and

liabilities into

Non-core and

Legacy following

the acquisition

of the

Credit Suisse

Group.
Similarly, the leverage ratio denominator increased by USD 202.4bn to USD 208.7bn at the end of the second quarter of
2023. Since then, Non-core and Legacy has made significant progress against its capital reduction goals by reducing risk-
weighted assets by

USD 11.8bn, or 14%,

to USD 72.0bn and

reducing the leverage

ratio denominator by

USD 71.6bn,
or 34%, to USD 137.1bn.
Group Items
Group Items
1
As of or for the year ended % change from
USD m 31.12.23 31.12.22
2
31.12.22
Results
Total revenues (833) (622) 34
Credit loss expense / (release) 6 1
Operating expenses 440 (12)
Operating profit / (loss) before tax (1,279) (611) 109
Underlying results
Total revenues as reported (833) (622) 34
of which: accretion of PPA adjustments on financial instruments (35)
of which: gain from sales of real estate 68
Total revenues (underlying)
3
(798) (690) 16
Credit loss expense / (release) 6 1
Operating expenses as reported 440 (12)
of which: integration-related expenses
3
438
of which: acquisition-related costs 202
Operating expenses (underlying)
3
(200) (12)
of which: expenses for litigation, regulatory and similar matters (27) 6
Operating profit / (loss) before tax as reported (1,279) (611) 109
Operating profit / (loss) before tax (underlying) 3 (603) (679) (11)
1 Starting with the third

quarter of 2023, Group

Items reflects the integration

of Group Functions and

the Corporate Center (Credit

Suisse) and excludes UBS’s

Non-core and Legacy Portfolio,

which was previously
reported within Group Functions.

2 Information reflects Group Functions as reported on in the Annual Report 2022, excluding Non-core and Legacy Portfolio.

3 Refer to “Alternative performance measures” in the
appendix to this report for the definition and calculation method.

2023 compared with 2022
Results
Loss before tax was USD 1,279m, compared with a loss of USD 611m, mainly due to the acquisition of the Credit Suisse
Group. Excluding

USD 35m of

accretion of

purchase price

allocation adjustments

on financial

instruments, integration-
related expenses

of USD 438m

and acquisition-related

costs of

USD 202m, underlying

loss before

tax was

USD 603m,
compared with USD 679m in 2022, excluding a

gain of USD 68m from the sale of real

estate.
Income from

Group hedging

and own

debt, including

hedge accounting

ineffectiveness,

was net

positive USD 247m,
compared with

net negative

income of

USD 375m. The

results in

the prior

year were

driven by mark-to-market

effects
on

portfolio-level

economic

hedges

due

to

rising

interest

rates

and

cross-currency-basis

widening.

Income

related

to
centralized Group Treasury risk management was negative

USD 256m, compared with negative USD 4m in 2022.
In

addition,

2023

included

a

USD 272m

increase

in

funding

costs

related

to

deferred

tax

assets,

partly

offset

by
remeasurement losses in 2022 of USD 46m on properties held

for sale.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet

96
Risk, capital, liquidity and
funding, and balance sheet
Management report
Audited information according to IFRS 7 and IAS 1
Risk and capital disclosures

provided in line with

the requirements of IFRS 7,
Financial Instruments: Disclosures, and IAS 1,
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

97
Risk management and control

98
Overview of risks arising from our business activities
99
Risk categories
100
Top and emerging risks
101
Risk governance
103
Risk appetite framework
106
Internal risk reporting
106
Model risk management
107
Risk measurement
110
Credit risk
126
Market risk
135
Country risk
137
Sustainability and climate risk
153
Non-financial risk

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

98
Risk management and control
Overview of risks arising from our business activities
Key risks by business division and Group Items
Business divisions and Group Items Key financial risks arising from business activities
Global Wealth Management Credit risk

from collateralized lending primarily against

securities, private equity and hedge fund interest,
investors’

uncalled capital commitments, and residential

and commercial real estate,

other real assets
such as ships and aircraft, as well as from derivatives trading.

Also includes corporate lending and other
unsecured lending.
Market risk

from municipal securities and taxable fixed-income

securities.

Interest rate risk in the
banking book related to Global Wealth Management

is transferred to and managed by Group Treasury.
Personal & Corporate Banking Credit risk

from mortgages (owner-occupied and

income-producing), secured and

unsecured corporate
lending, commodity trade finance,

trade and export finance, consumer finance,

and lending to banks and
other regulated clients, as well as a small amount

of derivatives trading activity.
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

Investment Bank Credit risk

from lending (take-and-hold, as well as temporary

loan underwriting activities), derivatives
trading and securities financing.

Market risk

from primary underwriting activities and

secondary trading.
Non-core and Legacy Credit risk

arising from large, less-liquid structured financing transactions,

including some with
residential and commercial real estate collateral, a material corporate loan portfolio and a counterparty
credit trading portfolio with lending against securities

collateral and derivatives.

Market risk

from structured trades, large portfolios of loans and

securitized products,

and both complex
and simple credit, interest rate and equity derivative transactions.
Group Items Credit

and
market risk

arising from management of the Group’s balance

sheet, capital, profit or loss
and liquidity portfolios.
Structural risk arising from asset and liability management

and liquidity and funding risk (managed by
Group Treasury).
Non-financial risks

consist of compliance risks (including employment

and conduct risks), financial crime, operational

risk (including model risks and cyber-
and information-security risks), legal risks and

reputational risks. These are an inevitable consequence

of being in business and can arise as

a result of our past
and current business activities across all business divisions and Group Items.
›
Refer to “Risk categories” in this section for

more information about other financial and non-financial

risks relevant to UBS
Key risk developments
Upon the

legal close

of the

acquisition of

the Credit Suisse

Group, we have

applied existing

UBS prudent

risk management
practices to material risks

of Credit Suisse. Positions and businesses

not aligned with the core

strategy and policies of

UBS
have been ring-fenced in the Non-core and Legacy business division, with the aim of ensuring a timely and orderly wind-
down. UBS’s transactional

approval authorities

were applied

to Credit

Suisse and

a set of

risk standards

and escalation
protocols were

put in

place to

ensure

the application

of the

UBS risk

appetite to

the combined

organization.

Our risk
governance continued to

operate along our

three lines of

defense, and our

organizational structure

has been adapted,
with the aim of

facilitating robust

oversight of the combined

business throughout

the integration. A

significant portion
of our

risk policies have

been reviewed and

harmonized. We are continuing

to focus on

aligning our policies

while

moving
toward a fully integrated risk framework,

which is expected to be achieved by the end of 2025.
Due to the

acquisition of

the Credit

Suisse Group,

we saw

an increase

in total net

credit loss expenses

to USD 1,037m
and an

increase in

credit-impaired exposure

to USD 6.4bn.

Our banking

products exposure

increased to

USD 1,179bn
and our traded products exposure increased to

USD 64bn. For UBS Group excluding Credit Suisse,

market risk remained
at low levels, as a result of our focus on managing tail risks,

while Credit Suisse continues with the strategic migration of positions to UBS and de-risking within Non-core and Legacy.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

99
Risk categories
We

categorize

the

risk

exposures

of

our

business

divisions

and

Group

Items

as

outlined

in

the

table

below.

Our

risk
appetite framework is designed to capture all risk categories.
›
Refer to “Risk appetite framework” in this

section for more information
Risk managed by
Independent
oversight by
Financial risks
Audited |

Credit risk :
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
Issuer risk:

the risk of loss that would occur if an issuer to

which we are exposed through tradable
securities or derivatives referencing the issuer was subject to a credit-related event.
Investment risk:

issuer risk associated with positions held

as financial investments.
▲
Business divisions and
Group Treasury
Risk Control
Country risk:

the risk of loss resulting from country-specific events.

This includes the risk of sovereign
default and also transfer risk, which involves

a country’s authorities preventing or restricting the
payment of an obligation, as well as systemic

risk events arising from country-specific political

or
macroeconomic developments.
Business divisions Risk Control
Sustainability and climate risk:

the risk that UBS negatively impacts, or is

impacted by, climate
change, natural capital, human rights, and

other environmental, social and governance

matters. Climate
risks can arise from either changing climate conditions

(physical risks) or from efforts to mitigate climate
change (transition risks). Sustainability and climate

risks may manifest as credit, market, liquidity,
business and non-financial risks for UBS resulting in

potential adverse financial, liability and reputational
impacts. These risks extend to the value of investments

and may also affect the value of collateral (e.g.,
real estate).
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

firm.
▲
Audited |

Funding risk:

the risk that the firm will be unable, on

an ongoing basis, to borrow funds in
the market on an unsecured (or even secured) basis at

an acceptable price to fund actual or
proposed commitments,

i.e., the risk that UBS’s funding capacity

is not sufficient to support the
firm’s current business and desired strategy.
▲
Interest rate risk in the banking book:
the risk to the firm’s capital and earnings

arising from the
adverse effects of interest rate movements on the firm’s banking book positions. The risk is
transferred from the originating business divisions,

i.e.,

Global Wealth Management and Personal &
Corporate Banking,

to Group Treasury to risk manage this centrally and benefit from Group-wide netting while leaving the business divisions

with margin management.
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

100
Risk managed by
Independent
oversight by
Non-financial risks
Compliance risk:

the risk of failure to comply with laws, rules and

regulations, internal policies and
procedures, and the firm’s Code of Conduct and Ethics.

Business divisions Group Compliance,
Regulatory &
Governance (GCRG)
Employment risk:

the risks arising from acts inconsistent with

laws, rules and regulations or the
firm’s human resources policies governing employment

practices, discrimination, compensation and
employee-related taxes and benefits.

Human Resources
Conduct risk:

the risk that the conduct of the firm or its

individuals unfairly impacts clients or
counterparties, undermines the integrity of the

financial system or impairs effective competition

to
the detriment of consumers.
GCRG
Financial crime risk:

the risk of failure to prevent financial crime (including

money laundering, terrorist
financing, sanctions or embargo violations, internal

and external fraud, bribery,

and corruption).
Business divisions and
Financial Crime
Prevention

GCRG
Operational risk:

the risk resulting from inadequate or failed internal

processes, people or systems, or
from external causes (deliberate, accidental

or natural).
Business divisions GCRG
Cybersecurity and information-security

risk:

the risk of a malicious internal or

external act, or a
failure of IT hardware or software, or human error, leading to a material impact on confidentiality, integrity or availability of UBS’s data or information

systems.

Business divisions and
the Group Operations
and Technology Office
GCRG
Model risk:

the risk of adverse consequences (e.g.,

financial loss, due to legal matters, operational
loss, biased business decisions, or reputational damage)

resulting from decisions based on incorrect /
inadequate or misused model outputs and

reports.
Model owner Risk Control
Legal risk:

the risk of: (i) being held liable for a breach of

applicable laws, rules or regulations; (ii) being
held liable for a breach of contractual or other legal

obligations; (iii) an inability or failure to enforce or
protect contractual rights or non-contractual rights

sufficiently to protect UBS’s interests;

and (iv) being
party to a claim or investigated by an external

regulator or authority in respect of any of the above

(and
the risk of loss of attorney–client privilege in

the context of any such claim).
Business divisions Legal
Reputational risk:

the risk of an unfavorable perception of UBS

or a decline in the firm’s reputation
from the point of view of clients, shareholders, regulators,

employees or the general public, which

may
lead to potential financial loss and / or loss of

market share.
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

ability to

execute our strategy

and may

affect our

business activities,

financial condition, results

of operations
and business prospects.
–
We remain watchful

of a range

of geopolitical developments

and political changes

in a number

of countries, as

well
as international

tensions arising from

the Russia–Ukraine war,

conflicts in

the Middle

East and US–China

trade relations.
Geopolitical

tensions

will

continue

to

create

uncertainty

and

complicate

the

energy

price

outlook.

We

are

closely
watching elections in several key markets in 2024.
–
Inflation

has abated

to

some

extent

in

major

Western

economies,

though

there

are

still

concerns

regarding

future
developments,

and central

banks’ monetary

policy is

in

the spotlight.

The potential

for “higher-for-longer”

interest
rates raises

the prospect

of a

global recession,

particularly as

the growth

of China’s

economy has

been muted.

This
combination of factors translates into a more uncertain and volatile environment, which increases the risk of financial
market disruption.

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
–
We

are

monitoring

the

downturn

in

the

commercial

real

estate

sector.

Adverse

effects

on

valuations

from

higher
interest rates and structural decline in demand for office and retail space may trigger broader impacts given bank and non-bank lenders’ material balance sheet exposure to the

sector.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

101
–
We are

exposed to

substantial changes

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
–
Global

geopolitical

trends

increase

the

likelihood

of

external

state-driven

cyber

activity.

Alongside

a

general

trend
toward

more

sophisticated

forms

of

ransomware

and

other

cyber

threats,

there

is

a

risk

of

business

disruption

or
corruption

or

loss

of

data.

Additionally,

as

a

result

of

the

dynamic

and

material

nature

of

recent

geopolitical

and
environmental events and the operational complexity

of all our businesses, we are continually

exposed to operational
resilience scenarios such as process error, failed execution,

system failures and fraud.
–
Conduct risks are inherent

in our businesses. Achieving

fair outcomes for our

clients, upholding market

integrity and
cultivating the highest standards

of employee conduct are

of critical importance to us.

Management of conduct risks
is an integral

part of our

risk management framework. Financial

crime (including money laundering,

terrorist financing,
sanctions violations,

fraud, bribery,

and corruption)

presents significant

risk. Heightened

regulatory expectations

and
attention

require

investment

in

people

and

systems,

while

emerging

technologies

and

changing

geopolitical

risks
further increase the complexity of identifying and preventing financial crime.
›
Refer to “Non-financial risk” in this section

and “Strategy, management and operational risks” in the “Risk factors”

section of this
report for more information
–
Sustainability and climate

risks continue to be

in the focus of

regulators and stakeholders,

with further emphasis

put
on measurement

of nature-related

risk and management

of greenwashing

risks in 2023.

To address

these emerging
risks, UBS has enhanced its nature-related risk methodology and established guidelines for sustainable lending, bonds and GHG Emissions Trading to address potential greenwashing

risks.

›
Refer to “Sustainability and climate risk” in this

section of the report for more information
›
Refer to “Appendix 2 – Governance” to

the UBS Group Sustainability Report 2023, available

under “Annual reporting” at
ubs.com/investors
, for a full description of our sustainability

and climate risk policy framework
–
In

addition,

industry

guidelines

and

regulations

are

emerging

simultaneously

in

various

jurisdictions,

leading

to

an
increased risk of divergence,

which in turn increases the risk that UBS may not comply with all relevant regulations.
›

Refer to “Sustainability and climate risk” and

“Non-financial risk” sections of this report
–
New risks continue to emerge. For example, client demand for distributed ledger technology, blockchain-based assets
and virtual

currencies creates

new risks,

to which

we currently

have limited

exposure and

for which

relevant control
frameworks are continuously enhanced and implemented.
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

Chief
Executive Officer

(the

Group CEO).

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

Annual Report 2023 |
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
The

Group

CEO

has

responsibility

and

accountability

for

the

management

and

performance

of

the

Group,

has

risk
authority over

transactions, positions

and exposures,

and allocates

risk authority

delegated by

the BoD

to the

business
divisions and Group functions.
The business division Presidents and Group functional

heads are responsible for the operation and management

of their
business divisions and Group functions, including controlling the risk appetite of the business divisions.
The regional Presidents ensure cross-divisional

collaboration in their regions

and are mandated to inform

the GEB about
any regional activities and issues that may give rise to actual or potentially material regulatory or reputational concerns.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

103
The Group

Chief Risk

Officer (the

Group CRO)

is responsible

for developing

the Group’s

risk management

and control
framework (including risk

principles and risk appetite)

for credit, market,

country, treasury, model and

sustainability and
climate risks. This includes risk measurement and

aggregation, portfolio controls,

risk reporting,

and taking decisions on
transactions,

positions,

exposures,

portfolio

limits

and

allowances

in

accordance

with

the

risk

control

authorities
delegated to the Group CRO.
The Group

Chief Compliance

and Governance

Officer is

responsible for

developing the

Group’s risk

management and
control framework (including taxonomies and risk appetite) for non-financial risks, as well as implementing independent
control frameworks for these risks.
The Group Chief Financial Officer (the Group CFO) is responsible for transparency in assessing the financial performance
of the

Group and

the business

divisions, and

for managing

the Group’s

financial accounting,

controlling,

forecasting,
planning and reporting.

Additional responsibilities include managing

and controlling UBS’s

tax affairs, treasury

and capital
management,

including

regulatory

ratios,

asset

and

liability

management,

and

developing

UBS’s

inorganic

strategy
(mergers

and acquisitions) in collaboration with the GEB.

The

Group

Chief

Operations

and

Technology

Officer

is

responsible

for

driving

Group-wide

digitalization,

delivering
technology services,

infrastructure and

operations, including

cybersecurity and

information security,

for our

clients and
employees, and providing Group-wide data governance.

The Group General Counsel manages the Group’s legal affairs, ensuring effective and timely assessment of legal matters impacting the Group or its businesses, and managing and

reporting all litigation matters.
The Head

Group Human Resources

& Group

Corporate Services

defines and

executes a
human resources

strategy aligned

to UBS’s
objectives, supplies real

estate infrastructure and

controls supply and

demand management activities
.
The Group

Integration Officer develops

UBS’s

integration

strategy

with

regard

to

Credit

Suisse

within

agreed

design
principles

and

in

accordance

with

UBS’s

strategy

and

coordinates

with

integration

teams

to

ensure

coherent

and
consistent execution of integration plans and milestones.
GIA independently

assesses the

soundness of

UBS’s risk

and control

culture and

reliability of

financial and

operational
information. GIA also assesses

the design, operating effectiveness

and sustainability of processes

to define strategy

and
risk appetite,

governance processes, risk

management, internal controls,

remediation activities and

processes to comply
with legal and regulatory requirements

and internal documents. The Head GIA reports to the Chairman of the BoD. GIA
also has a functional reporting line to the BoD Audit Committee.
Some of these roles and responsibilities are replicated for significant entities of the Group. Designated entity risk officers
oversee and control

financial and non-financial risks

for significant entities of

UBS as part of

the entity control

framework,
which complements the Group’s risk management and control

framework.
▲
Risk appetite framework
We have a defined Group-level risk appetite, covering financial and non-financial risk types, via a complementary set of qualitative and

quantitative risk

appetite statements.

This is

reviewed and

recalibrated

annually and

presented to

the
BoD for approval.
Our risk

appetite is

defined at

the aggregate

Group level

and reflects

the risk

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
Qualitative

risk

appetite

statements

aim

to

ensure

we

maintain

the

desired

risk

culture.

Quantitative

risk

appetite
objectives

are

designed

to

enhance

UBS’s

resilience

against

the

effects

of

potential

severe

adverse

economic

or
geopolitical events. These risk appetite objectives cover minimum capital and leverage ratios, solvency, earnings, liquidity
and

funding,

and

are

subject

to

periodic

review,

including

the

yearly

business

planning

process.

These

objectives

are
complemented by

a standardized

set of

quantitative firm

-wide non-financial

risk appetite

objectives established

at the
Group

and

business

division

levels.

Non-financial

risk

events

exceeding

predetermined

risk

tolerances,

expressed

as
percentages of UBS’s total operating income, must be escalated as per the firm-wide escalation framework.
The quantitative

risk appetite

objectives are

supported by

a comprehensive

suite of

risk limits

set at

a portfolio

level to
monitor specific portfolios and to identify potential risk concentrations.

The status

of our

quantitative

risk appetite

objectives

is evaluated

each month

and reported

to the

BoD and

the GEB.

As our
risk appetite may

change over time, portfolio

limits and associated

approval authorities

are subject to periodic

reviews and
changes, particularly

in the context

of our annual

business planning

process.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

104
Our risk

appetite framework

is governed

by a

single overarching policy

and conforms

to the

Financial Stability Board’s
Principles for an Effective Risk Appetite Framework.

The former UBS

risk appetite framework is applied to

the combined
UBS Group.
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
Principles. They

help to

create a

solid foundation

for promoting

risk awareness,

leading to

appropriate risk-taking

and
the establishing of robust

risk management and control processes. These

principles are supported by

a range of initiatives
covering employees at

all levels, for

example the
UBS House View

on Leadership
, which is

a set of

explicit expectations
that establishes consistent leadership standards across UBS, and our Principles of

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

UBS at
ubs.com/code

for more information
Risk management and control principles
Protection of financial strength
Protecting UBS’s financial strength by controlling our risk

exposure and avoiding potential risk
concentrations at individual exposure levels,

at specific portfolio levels and at an aggregate firm-wide
level across all risk types.
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

Annual Report 2023 |
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
In the

annual

business

planning

process,

UBS’s

business

strategy

is reviewed

,

the

risk

profile

that

our

operations

and
activities

result

in

is assessed

,

and

that

risk

profile

is

stressed.

We

use

both

scenario-based

stress

tests

and

economic
capital

risk

measurement

techniques

to

assess

the

effects

of

severe

stress

events

at

a

firm-wide

level.

These
complementary frameworks capture exposures to material

risks across our business divisions and Group Items.
The BoD has approved the following risk appetite objectives

for the combined UBS Group.

›
Refer to “Risk measurement” in this section for

more information about our stress testing and economic capital measures
Our risk

capacity is

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

Annual Report 2023 |
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
Since the

acquisition of

the

Credit Suisse

Group, the

Group Risk

Summary

report provides

a

monthly overview

of the
combined risk

profile across

UBS AG and

Credit Suisse

AG, covering

both financial

and non-financial

risks. The

report
recently also included the status of our risk appetite objectives and the results of firm-wide stress testing. With respect to financial risks, the

Group Risk Summary

includes a view

of aggregated risk

exposures, to the

extent metrics are

broadly
comparable. The Group Risk

Summary is distributed

internally to the BoD,

the GEB and senior

members of Risk Control
and GIA. In parallel, respective senior

management continues to be informed about

the two parent banks’ risks in more
detail via

the UBS AG

Risk Report

(formerly the

Group Risk

Report), the

Credit Suisse

AG Financial

Risk Report

and the
Credit Suisse AG Non-Financial Risk Report.

Monthly divisional

risk reports

are supplemented

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

and complexity.

This is designed

to ensure

that
risks arising from model use are identified, understood, managed, monitored, controlled and reported on both a model-
specific and an

aggregated level. Before they can

be granted approval

for use, all

our models are independently

validated.

Once validated and approved for use,

a model is subject to ongoing model

monitoring and regular model confirmation,
ensuring that the model is only used if it continues

to be found fit for purpose. All models

are subject to periodic model
re-validation.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

107
Our

model

risk

governance

framework

follows

our

overarching

risk

governance

framework,

with

the

three

lines

of
defense (LoD) assigned as follows.
–
First LoD:

individuals responsible

for development,

maintenance and

appropriate use

of the

models, within

business
units and Group functions.
–
Second LoD: individuals responsible

for independent review of

and effective challenge to

the models,

the Model Risk
Management & Control function headed by the Chief Model

Risk Officer.
– Third LoD: Group Internal Audit.
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
procedures
The text below describes the

scenario-based stress testing and

economic capital measures

of UBS AG on a consolidated
basis

during

2023.

As

part

of

the

ongoing

integration

of

Credit

Suisse,

we

have

made

significant

progress

in

the
evaluation and alignment

of our stress

testing and economic

capital approaches and results.

We will continue

to integrate
our risk methodologies and measurements as Credit Suisse

portfolios migrate to UBS infrastructure.
Stress testing
We perform stress testing to

estimate losses that could

result from extreme yet plausible macroeconomic and

geopolitical
stress events to

identify, better understand and

manage our potential

vulnerabilities and risk

concentrations. Stress testing
has a

key

role

in our

limits

framework

at the

firm-wide,

business

division,

legal

entity

and portfolio

levels. Stress

test
results are regularly

reported to the

BoD and the

GEB. As described

in “Risk appetite

framework,” stress testing,

along
with economic capital measures, has a central role

in our risk appetite and business planning processes.
Our stress

testing framework

has three

pillars: (i) combined

stress tests;

(ii) an extensive

set of

portfolio-

and risk-type-
specific stress tests; and (iii) reverse stress testing.
The combined stress

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
occur. Following the

existing UBS AG scenario

governance, at least

once a year,

the Risk Committee

approves the most
relevant

scenario,

known

as

the

binding

scenario,

for

use

as

the

main

scenario

for

regular

CST

reporting

and

for
monitoring

risk

exposure

against

our

minimum

capital,

earnings

and

leverage

ratio

objectives

in

our

risk

appetite
framework.

Annual Report 2023 |
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
In 2023,

the binding

scenario for

CST was

the internal

stagflationary geopolitical

crisis scenario.

This scenario

assumes
that a geopolitical event leads

to economic regionalization and fears

of prolonged stagflation. Central banks signal

a firm
commitment

to

price

stability

and

continue

to

tighten

monetary

policy,

triggering

a

broad

rise

in

interest

rates

and
impacting economic activity and asset values.
As part of the CST framework, we routinely monitored three

additional stress scenarios throughout 2023:
– The global crisis

scenario

assumes

a

fall

in

global

trade,

which

particularly

hits

China

and

leads

to

a

hard

landing.
Combined with political, solvency and liquidity concerns, this results in a sharp sell-off of emerging markets sovereign
debt and some emerging markets

default. The macroeconomic and market impacts

amplify concerns about peripheral
European sovereign debt, causing Greece and Cyprus to

default.
– The global depression

scenario explores a global risk-off market with a combination of political, solvency and liquidity
concerns

around

emerging

markets

sovereign

debt,

causing

several

large

emerging

markets

to

default.

Several
European

economies

also

default,

and

some

leave

the

Eurozone.

A

negative

feedback

loop

between

collapsing
demand,

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

inflation

trends

diverge

as the

US experiences

significant

inflationary

pressures

while

other

developed
markets experience deflation.
Portfolio-specific stress tests are measures tailored to the risks of specific portfolios. Our portfolio stress loss measures are derived

from

data

on

past

events,

but

also

include

forward-looking

elements

(e.g.,

we

derive

the

expected

market
movements in our liquidity-adjusted stress metric using a combination of historical market behavior, based on an analysis
of historical events, and

forward-looking analysis, including consideration of defined scenarios that have never occurred).
Results

of

portfolio-specific

stress

tests

may

be

subject

to

limits

to

explicitly

control

risk-taking

or

may

be

monitored
without limits to identify vulnerabilities.
Reverse stress testing starts from

a defined stress outcome (e.g.,

a specified loss amount, reputational damage, a

liquidity
shortfall

or

a

breach

of

minimum

capital

ratios)

and

works

backward

to

identify

macroeconomic

scenarios

and

/

or
idiosyncratic

events

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
›
Refer to “Note 20 Expected credit loss measurement”

in the “Consolidated financial statements” section

of this report for more
information about scenarios used for expected

credit loss measurement
Economic capital measures
We

complement

the

scenario-based

CST

measures

with

economic capital

stress

measures

to calculate

and aggregate
risks using statistical techniques to derive stress events

at chosen confidence levels.

Annual Report 2023 |
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

CaR solvency measure at a

99.9% confidence level to

assess our solvency risk

appetite
objective.
We use the CaR solvency measure

as a basis for deriving the

contributions of the business divisions

to risk-based capital
(RBC). RBC measures the potential capital impairment from

an extreme stress event at a 99.9% confidence level.
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
UBS AG and Credit Suisse AG apply

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

Since the legal close of the acquisition of the Credit Suisse Group in June 2023,

UBS has implemented a set of combined
portfolio

limits

applied

to

UBS

Group

AG

to

oversee

the

aggregate

risk

profile,

while

UBS AG

and

Credit

Suisse

AG
continue to operate

under their existing

risk management

and limit frameworks

until the merger

of the two

entities in
the second

quarter of

2024. This

initial set

of combined

limits was

further reviewed

and extended

to cover

additional
main risk portfolios of the Group in January 2024.
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

or non-financial

risks, particularly

if the

correlations
that emerge in a stressed environment differ markedly from those envisaged by risk models.
▲
›
Refer to “Credit risk” and “Market risk” in this

section for more information about the composition

of our portfolios
›
Refer to the “Risk factors”

section of this report for more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

110
Credit risk
Audited |
Main sources of credit risk

–
Global Wealth

Management

credit risk

arises

from collateralized

lending,

primarily

against securities,

private

equity
and hedge

fund interest,

investors’ uncalled

capital commitments,

residential and

commercial real

estate,

and other
real assets such as ships and aircraft, as well

as from derivatives trading. In addition,

risk also arises from its corporate
lending and other unsecured lending.
–
A substantial

portion

of lending

exposure arises

from Personal

& Corporate

Banking, which

offers mortgage

loans,
secured

mainly

by

owner-occupied

properties

and

income-producing

real

estate,

as

well

as

corporate

loans,

and
therefore depends on the performance of the Swiss economy and real estate market.
–
The

Investment

Bank’s

credit

exposure

arises

mainly

from

lending,

derivatives

trading

and

securities

financing.
Derivatives trading and securities financing are

mainly investment grade. Loan underwriting activity

can be lower rated
and gives rise to temporary concentrated exposure.
–
Credit risk

within Non-core

and Legacy

relates to

large, less-liquid

structured financing

transactions,

including some
with residential

and commercial

real estate

collateral,

a

material corporate

loan

portfolio

and a

counterparty

credit
trading portfolio with lending against securities collateral and derivatives.
▲
Credit loss expense / release
Total

net

credit

loss

expenses

were

USD 1,037m

in

2023, reflecting

net

credit

loss

expenses

of USD

593m

related

to
stage 1

and

2 positions

and

net

credit

loss

expenses

of

USD 445m

related

to credit

-impaired

(stage 3

and

purchased
credit-impaired) positions. Expected credit

loss (ECL)

expenses of USD 593m

for the performing

loans were predominantly
attributable to the

initial recognition

of expected

credit loss

allowances and

provisions after

the date of

the acquisition
of the Credit Suisse

Group. Credit-impaired

net expenses amounted to

USD 445m, of which USD

325m was within the
Credit Suisse portfolio and USD 120m was within the

UBS portfolio. As per IFRS 9,

no ECL allowances

and provisions had
to be

recognized at the

acquisition date for credit-impaired exposures,

after the fair

valuation as per

the purchase price
allocation.
›
Refer to “Note 1 Summary of material accounting

policies,” “Note 10 Financial assets at amortized

cost and other positions in
scope of expected credit loss measurement” and “Note 20

Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about IFRS

9 and expected credit losses
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased

Total
For the year ended 31.12.23
Global Wealth Management

108

27

13

147
Personal & Corporate Banking

290

183

27

501
Asset Management

1

(1)

0

0
Investment Bank

110

78

2

190
Non-core and Legacy

78

91

25

193
Group Items
1

5

0

0

6
Total

593

378

67

1,037
For the year ended 31.12.22
Global Wealth Management

(5)

5

0
Personal & Corporate Banking

27

12

39
Asset Management

0

0

0
Investment Bank

6

(18)

(12)
Non-core and Legacy

0

2

2
Group Items
1

1

0

1
Total

29

0

29
For the year ended 31.12.21
Global Wealth Management

(28)

(1)

(29)
Personal & Corporate Banking

(62)

(24)

(86)
Asset Management

0

1

1
Investment Bank

(34)

0

(34)
Non-core and Legacy

0

0

0
Group Items 1

0

0

0
Total

(123)

(25)

(148)
1 Starting with the third quarter of 2023, Non-core and Legacy became a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been restated to reflect these changes.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

111
Audited |
Overview of measurement, monitoring and management

techniques
–
Credit risk

from transactions

with individual

counterparties

is based

on our

estimates of

probability of

default (PD),
exposure at default (EAD) and loss given default (LGD). Limits are established for individual counterparties and groups of

related

counterparties

covering

banking

and

traded

products,

and

for

settlement

amounts.

Risk

authorities

are
approved by the Board of Directors and

are delegated to the Group CEO, the

Group Chief Risk Officer (the CRO)

and
divisional CROs, based on risk exposure amounts, internal credit rating and potential for losses.
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

respects
from the ECL measurement requirements

of IFRS Accounting Standards.
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

112
Banking and traded products exposure in our business divisions and Group Items
31.12.23
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core
and Legacy
Group

Items Total
Banking products
1,2
Gross exposure

409,711

481,821

1,700

96,878

50,223

138,884

1,179,217
of which: loans and advances to customers (on-balance sheet)

279,360

336,916

13

16,993

8,106

155

641,542
of which: guarantees and loan commitments (off-balance sheet)

21,344

58,618

59

36,094

3,149

18,569

137,834
Traded products
2,3,4
Gross exposure

11,812

4,748

0

47,630

64,191
of which: over-the-counter derivatives

8,397

4,116

0

12,400

24,913
of which: securities financing transactions

371

19

0

23,044

23,434
of which: exchange-traded derivatives

3,045

613

0

12,186

15,844
Other credit lines, gross
5

70,130

88,279

0

4,714

5

127

163,256
Total credit-impaired exposure, gross
1

1,681

3,045

0

469

1,169

2

6,367
of which: stage 3

1,012

2,640

0

408

290

2

4,352
of which: PCI

668

405

0

61

879

0

2,014
Total allowances and provisions for expected credit losses

390

1,234

1

358

271

8

2,261
of which: stage 1

166

372

1

133

20

7

700
of which: stage 2

66

255

0

78

16

0

416
of which: stage 3

98

590

0

146

158

0

993
of which: PCI

59

16

0

1

77

0

153
31.12.22
USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment

Bank
Non-core
and Legacy
Group
Items Total
Banking products
1,2
Gross exposure

334,621

236,508

1,454

76,585

804

37,182

687,152
of which: loans and advances to customers (on-balance sheet)

219,385

154,643

(1)

12,754

10

1,212

388,003
of which: guarantees and loan commitments (off-balance sheet)

13,147

28,610

0

12,920

3

7,483

62,163
Traded products
2,3
Gross exposure

8,328

320

0

34,370

43,018
of which: over-the-counter derivatives

6,416

304

0

11,218

17,938
of which: securities financing transactions

0

0

0

17,055

17,055
of which: exchange-traded derivatives

1,912

15

0

6,097

8,024
Other credit lines, gross
5

12,084

23,092

0

6,105

0

109

41,390
Total credit-impaired exposure, gross
1

757

1,380

0

312

6

0

2,455
of which: stage 3

757

1,380

0

312

6

0

2,455
of which: PCI

0

0

0

0

0

0

0
Total allowances and provisions for expected credit losses

215

701

0

168

3

4

1,091
of which: stage 1

68

138

0

49

0

4

259
of which: stage 2

57

156

0

54

0

0

267
of which: stage 3

90

406

0

64

3

0

564
of which: PCI

0

0

0

0

0

0

0
1 IFRS 9 gross exposure

for banking products includes the following

financial assets in scope of expected

credit loss measurement: balances at central banks, amounts

due from banks, loans and advances to

customers,
other financial assets at amortized

cost, guarantees and irrevocable loan commitments.

2 Internal management view of

credit risk, which differs in

certain respects from IFRS Accounting

Standards.

3 As counterparty
risk for traded products is managed at

counterparty level, no further split between exposures in

the Investment Bank, Non-core and Legacy, and Group Items is provided.

4 Credit Suisse traded products are presented
before reflection of the impac

t

of the purchase price

allocation performed under IFRS

3, Business Combinations,

following the acquisition of

the Credit Suisse

Group by UBS. The

acquisition date adjustment

is less
than USD 1bn and, if applied, would lead to a reduction in our reported traded products exposure.

5 Unconditionally revocable committed credit lines.
Banking products
›
Refer to “Note 1 Summary of material accounting

policies” in the “Consolidated financial statements”

section of this report for
more information about our accounting policy for allowances

and provisions for ECL
›
Refer to “Note 10 Financial assets at amortized

cost and other positions in scope of expected

credit loss measurement” and
“Note 20 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more
information about ECL measurement requirements under IFRS Accounting Standards
›
Refer to “Note 14 Other assets” in the “Consolidated

financial statements” section of this report for

more details

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

113
Global Wealth Management
Gross banking products exposure within Global Wealth Management increased by USD 75bn to USD 410bn in 2023 due
to the acquisition of the Credit Suisse Group

.
Our Global

Wealth

Management

loan portfolio

is mainly

secured

by securities

(Lombard

loans) and

by residential

real
estate. Most

of our

USD 182bn of

Lombard

loans, including

traded products

collateralized

by securities,

were

of high
quality,

with

93%

rated

as

investment

grade

based

on

our

internal

ratings.

Moreover,

Lombard

loans

are

typically
uncommitted, short-term in nature and can

be canceled immediately if

the collateral quality deteriorates and

margin calls
are not

met. Lending

values in

the Lombard

book are

derived by

applying discounts

to the

pledged collateral’s

market
value in

line with

a possible

adverse change

in market

value over

a given

close-out period

and confidence

level. Less-
liquid or more volatile collateral will typically have

larger haircuts.

In 2023, the Lombard book, including traded products,
increased by approximately 19% due to the

acquisition of the Credit Suisse Group

,

with no material losses recorded.

The mortgage

book (residential

and commercial

real estate)

increased by

approximately 31%

due to

the acquisition

of
the Credit Suisse Group, mainly driven by higher volumes of mortgage loans within the Swiss residential and commercial real estate portfolios.
Other financing

represents

approximately 12% of

the total banking

products exposures and is

consolidated in a

corporate
and other portfolio that more

than doubled in 2023, mainly due

to the acquisition of the

Credit Suisse Group. Through
this acquisition,

Other financing now

includes ship, yacht

and export

financing totaling USD 10bn,

as well

as an expanded
corporate lending portfolio of USD 5bn.
›
Refer to “Lending secured by real estate” and “Lombard lending”

in this section for further information about these

types of
lending

Collateralization of Loans and advances to customers
1
Global Wealth Management Personal & Corporate Banking
USD m, except where indicated 31.12.23 31.12.22 31.12.23 31.12.22
Secured by collateral

271,890

216,993

295,954

138,851
Residential real estate

80,051

62,200

235,878

110,500
Commercial / industrial real estate

8,370

4,955

45,050

19,795
Cash

36,163

30,514

3,919

3,036
Equity and debt instruments

120,672

107,253

5,072

2,228
Other collateral 2

26,634

12,071

6,034

3,293
Subject to guarantees

2,180

144

6,999

2,758
Uncollateralized and not subject to guarantees

5,290

2,247

33,963

13,034
Total loans and advances to customers, gross

279,360

219,385

336,916

154,643
Allowances

(184)

(138)

(984)

(559)
Total loans and advances to customers, net of allowances

279,176

219,247

335,932

154,084
Collateralized loans and advances to customers in % of total loans and advances to customers, gross (%)

97.3

98.9

87.8

89.8
1 Collateral arrangements

generally incorporate a

range of collateral,

including cash, securities,

real estate and other

collateral. For

the purpose of this

disclosure, UBS applies

a risk-based approach

that generally
prioritizes collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is first allocated to the funded element. Credit Suisse applies a risk

-based approach
that generally prioritizes real estate collateral and prioritizes other collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is proportionately allocated.

2 Includes but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners, inventory, gold and other

commodities.
Personal & Corporate Banking

Gross

banking

products

exposure

within

Personal

&

Corporate

Banking

increased

by

USD 245bn

to

USD 482bn

in
2023

due

to

the

acquisition

of

the

Credit

Suisse

Group.

As

illustrated

in

the

“Personal

&

Corporate

Banking:
distribution

of

banking

products

exposure

across

internal

UBS

ratings

and

loss

given

default

(LGD)

buckets”

table
below,

the majority was classified as

investment grade and a significant

portion of the exposure

is categorized in the
lowest LGD bucket, i.e., 0–25%.

As of

31 December 2023,

88% of

loans and

advances to

customers were

secured by

collateral, mainly

residential

and
commercial

property.

Of

the

total

unsecured

amount,

81%

related

to

cash-flow-based

lending

to

corporate
counterparties and 3% related to lending to public authorities.

Our Swiss

corporate

banking

products

take-and-hold

portfolio

exposure

was

USD 93bn

(CHF 78bn)

and

increased

by
USD 57bn

compared

with

2022

due

to

the

acquisition

of

the

Credit

Suisse

Group.

The

portfolio

consists

of

loans,
guarantees

and loan

commitments

to multi-national

and domestic

counterparties.

The small

and medium-sized

entity
(SME) portfolio,

in particular,

is well diversified

across industries.

However,

such companies are

reliant on

the domestic
economy and the economies to which they export, in particular the EU and the US.
Our

commodity

trade

finance

portfolio

focuses

on

energy

and

base-metal

trading

companies,

where

the

related
commodity

price

risk

is hedged

to a

large

extent

by the

commodity

trader.

The

majority of

limits

in this

business

are
uncommitted, transactional

and short-term

in nature.

Our portfolio

size was

USD 11bn (CHF

9bn) as

of 31 December
2023, compared with USD 7bn (CHF 7bn) in

2022, due to the

acquisition of the Credit Suisse Group. A

considerable part
of the exposure correlates with commodity prices.
›
Refer to “Credit risk models” in this section for

more information about loss given default, rating

grades and rating agency
mappings

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

114
Swiss mortgage loan portfolio
Our Swiss mortgage loan

portfolio secured by residential

and commercial real

estate in Switzerland continues

to be our
largest loan

portfolio. These

mortgage loans

(including loans

on self-used

commercial real

estate),

totaling USD 352bn
(CHF 297bn), mainly

originate from

Personal &

Corporate Banking,

but also

from Global

Wealth Management

Region
Switzerland.

As

illustrated

in

the

“Swiss

mortgages:

distribution

of

exposure

across

exposure

segments

and

loan-to-value

(LTV)
buckets”

table

below,

USD 262bn

(CHF 220bn)

of

these

mortgage

loans

related

to

residential

properties

that

the
borrower

was

either

occupying

or

renting

out,

with

full

recourse

to

the

borrower.

USD 70bn

(CHF 59bn)

related

to
income-producing real

estate. Of

the aggregate

amount of

Swiss residential

mortgages,

99.9% would

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
1
USD m, except where indicated 31.12.23 31.12.22
LGD buckets Weighted
average
LGD (%)
Weighted
average
LGD (%) Internal UBS rating
2
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Investment grade 293,090 184,710 83,321 19,583 5,477 25 123,358 28
Sub-investment grade 109,084 37,295 43,077 18,859 9,853 38 62,219 35 of which: 6−9 93,684 34,424 39,199 16,275 3,786 34 56,774 35 of which: 10−13 15,400 2,871 3,878 2,584 6,067 61 5,445 36
Defaulted / Credit-impaired

3,419 268 2,015 1,020 116 45 1,380 42
Banking products exposure
1
405,592 222,273 128,412 39,462 15,446 29 186,957 30
1 Excluding balances at central banks and Group Treasury reallocations and for Credit Suisse including only loans and advances to customers and guarantees and loan commitments presented before reflection of the
impact of the purchase price

allocation adjustments.

2 The ratings

of the major credit

rating agencies,

and their mapping to

our internal rating scale,

are shown in the “Internal

UBS rating scale and

mapping of
external ratings” table in this section.
Personal & Corporate Banking: loans uncollateralized and not subject to guarantees, by industry sector
31.12.23 31.12.22
USD m % USD m %
Construction 452 1.3 172 1.3
Financial institutions 10,294 30.3 3,878 29.8
Hotels and restaurants 247 0.7 135 1.0
Manufacturing 5,092 15.0 1,715 13.2
Private households 5,429 16.0 1,473 11.3
Public authorities 861 2.5 416 3.2
Real estate and rentals 1,643 4.8 547 4.2
Retail and wholesale 4,555 13.4 2,230 17.1
Services 4,606 13.6 2,242 17.2
Other 784 2.3 226 1.7
Exposure, gross 33,963 100.0 13,034 100.0
Swiss mortgages: distribution of exposure across exposure segments and loan-to-value (LTV)

buckets
1
USD bn, except where indicated 31.12.23 31.12.22
2
LTV buckets
Exposure segment ≤30% 31–50% 51–60% 61–70% 71–80% 81–100% >100% Total Total
Residential mortgages
Exposure 160.4 70.8 19.5 8.7 2.1 0.3 0.1 261.6 144.0
as a % of row total 61 27 7 3 1 0 0 100 100
Income-producing real estate
Exposure 46.0 18.1 4.0 1.5 0.2 0.0 0.1 70.0 21.9
as a % of row total 66 26 6 2 0 0 0 100 100
Corporates
Exposure 13.4 4.2 0.9 0.5 0.3 0.2 0.2 19.8 10.6
as a % of row total 68 21 5 2 1 1 1 100 100
Other segments
Exposure 0.8 0.3 0.1 0.0 0.0 0.0 0.0 1.1 1.0
as a % of row total 67 23 6 2 1 1 0 100 100
Mortgage-covered exposure
Exposure 220.4 93.4 24.5 10.7 2.5 0.4 0.5 352.3 177.5
as a % of total 63 27 7 3 1 0 0 100 100
Mortgage-covered exposure 31.12.22
2 Exposure 113.2 46.7 11.4 4.7 1.2 0.3 0.1 177.5
as a % of total 64 26 6 3 1 0 0 100
1 The amount of each mortgage loan is allocated across the LTV buckets to indicate the portion at risk at the various

value levels shown; for example, a loan of 75 with an

LTV ratio of 75% (i.e.,

a collateral value of
100) would result in allocations of 30

in the less-than-or-equal-to-30% LTV

bucket, 20 in the 31–50%

bucket, 10 in the 51–60% bucket,

10 in the 61–70% bucket

and 5 in the 71–80% bucket.

2 Comparative
period has been restated to reflect a change in the measure used to disclose Swiss mortgages exposures.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

115
Investment Bank
The Investment

Bank’s lending

activities are

largely associated

with corporate

and non-bank

financial institutions.

The
business is broadly diversified across industry

sectors but concentrated in North America.
Gross banking products exposure

increased by USD 20bn to

USD 97bn in 2023 due

to the acquisition

of the Credit Suisse
Group. As illustrated in the “Investment Bank: distribution of banking products exposure across internal UBS ratings and loss

given

default

(LGD)

buckets”

table

below,

banking

products

exposure

is

approximately

equally

split

between
investment grade and sub-investment grade and the vast

majority had an estimated LGD below 50%.
In

the

Investment

Bank,

mandated

temporary

loan

underwriting

exposure

as

of

the

end

of

2023

was

USD 2.1bn,
compared

with

USD 2.6bn

at

the

end

of

the

prior

year.

USD 50m

of

commitments

had

not

yet

been

distributed

as
originally

planned

as

of

31 December

2023.

Loan

underwriting

exposures

are

classified

as

held

for

trading,

with

fair
values reflecting market conditions at the end of 2023.
›
Refer to “Credit risk models” in this section for

more information about LGD, rating grades and rating agency

mappings
Investment Bank: distribution of banking products exposure across internal UBS ratings and loss given default (LGD)
buckets
1
USD m, except where indicated 31.12.23 31.12.22
LGD buckets Weighted
average
LGD (%)
Weighted
average
LGD (%) Internal UBS rating
2
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Investment grade 28,309 5,570 16,658 2,849 3,232 40 15,878 37
Sub-investment grade 33,530 8,534 16,853 6,219 1,924 30 15,522 23 of which: 6−9 18,956 4,664 7,815 6,019 458 22 9,174 17
of which: 10−13 14,574 3,870 9,038 200 1,466 40 6,348 32
Defaulted / Credit-impaired 462 332 112 14 4 27 312 21
Banking products exposure
1
62,301 14,436 33,623 9,083 5,160 34 31,712 30
1 Excluding balances at central banks and Group Treasury reallocations and for Credit Suisse including only loans and advances to customers and guarantees and loan commitments presented before reflection of the impact of the purchase price

allocation adjustments.

2 The ratings

of the major credit rating

agencies, and their

mapping to our internal rating

scale, are shown

in the “Internal UBS

rating scale and mapping

of
external ratings” table in this section.

Investment Bank: banking products exposure, by geographical region
1
31.12.23 31.12.22
USD m % USD m %
Asia Pacific 5,405 8.7 4,766 15.0
Latin America 791 1.3 1,209 3.8
Middle East and Africa 413 0.7 183 0.6
North America 40,542 65.1 15,409 48.6
Switzerland 168 0.3 461 1.5
Rest of Europe 14,983 24.0 9,684 30.5
Exposure
1
62,301 100.0 31,712 100.0
1 Excluding balances at central banks and Group Treasury reallocations and for Credit Suisse including only loans and advances to customers and guarantees and loan commitments presented before reflection of the impact of the purchase price allocation adjustments.
Investment Bank: banking products exposure, by industry sector
1
31.12.23 31.12.22
USD m % USD m %
Banks 5,281 8.5 4,409 13.9
Chemicals 1,752 2.8 583 1.8
Electricity, gas, water supply 843 1.4 363 1.1
Financial institutions, excluding banks 17,543 28.2 14,587 46.0
Manufacturing 8,220 13.2 1,361 4.3
Mining 1,548 2.5 878 2.8
Public authorities 1,356 2.2 259 0.8
Real estate and construction 2,491 4.0 1,685 5.3
Retail and wholesale 5,667 9.1 1,654 5.2
Technology and communications 8,234 13.2 2,324 7.3
Transport and storage 1,160 1.9 499 1.6
Other 8,206 13.2 3,110 9.8
Exposure 1 62,301 100.0 31,712 100.0
1 Excluding balances at central banks and Group Treasury reallocations and for Credit Suisse including only loans and advance

s

to customers and guarantees and loan commitments presented before reflection of the impact of the purchase price allocation adjustments.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

116
Non-core and Legacy
Gross banking

products exposure

in Non-core

and Legacy increased

by USD 49bn to

USD 50bn in 2023,

mainly due to
the acquisition of the Credit

Suisse Group.

This included positions and businesses

not aligned with the Group’s

strategy
and policies.

In Non-core and Legacy, mandated

temporary loan underwriting exposure as

of the end of 2023 was USD

1.0bn. These
commitments had not yet been distributed

as originally planned as of 31 December

2023. Loan underwriting exposures
are classified as held for trading, with fair values reflecting market conditions at the end of 2023.
›
Refer to “Balance sheet assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information
›
Refer to “Our businesses” in the “Our strategy, business model and environment” section of this report for more information
›
Refer to “Non-core and Legacy” in the “Financial and operating performance”

section of this report for more information
Group Items
Gross

banking

products

exposure

within

Group

Items,

which

arises

primarily

in

connection

with

treasury

activities,
increased

by

USD 102bn

to

USD 139bn

in

2023,

primarily

due

to

the

acquisition

of

the

Credit

Suisse

Group

and

an
increase for UBS AG

from Group

Treasury

reflecting higher levels

of high-quality liquid assets

held, funding provided

to
Credit Suisse and an increase in sponsored

repo clearing.
›
Refer to “Balance sheet assets” in the “Capital,

liquidity and funding, and balance sheet” section

of this report for more
information
›
Refer to the “Group Items” section of this report for more information
Traded products
Audited |
Counterparty credit

risk (CCR)

arising from

traded products,

which include

OTC derivatives,

ETD exposures

and
SFTs,

originating in

the Investment

Bank, Non-core

and Legacy,

and Group

Treasury,

is generally

managed on

a close-
out basis.

This takes

into account

possible effects

of market

movements on

the exposure

and any

associated collateral
over the

time it

would take to

close out our

positions. Limits are

applied to the

potential future exposure per

counterparty,
with

the

size

of

the

limit

dependent

on

the

counterparty’s

creditworthiness

(as

determined

by

Risk

Control).

Limit
frameworks are also used to control overall exposure to specific sectors.

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
taken to settle

changes in market

value of transactions.

For most major market

participant counterparties, we

use two-
way collateral agreements

under which either

party can be

required to provide

collateral in the

form of

cash or marketable
securities when the

exposure exceeds specified

levels. Non-cash collateral

typically consists of

well-rated government debt
or

other

collateral

acceptable

to

Risk

Control

and

permitted

by

applicable

regulations.

Regulations

on

margining
uncleared OTC derivatives

have generally expanded

the scope of

bilateral derivatives activity

subject to initial

margining
and

increased

the

amounts

of

initial

margin

received

from,

and

posted

to,

certain

bilateral

trading

counterparties,
resulting in lower close-out risk over time.
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

117
Investment Bank, Non-core and Legacy,

and Group Treasury:

traded products exposure
USD m OTC derivatives SFTs ETDs Total Total
31.12.23 31.12.22
Total exposure, before deduction of credit valuation adjustments and hedges 12,400 23,044 12,186 47,630 34,370
Less: credit valuation adjustments and allowances
1
(24) (1) 0 (24) (35)
Less: credit protection bought (credit default swaps, notional) (327) 0 0 (327) (109)
Net exposure after credit valuation adjustments, allowances and hedges 12,049 23,044 12,186 47,279 34,226
1 Credit valuation adjustments and allowances are deducted only for UBS Group excluding Credit Suisse
Investment Bank, Non-core and Legacy,

and Group Treasury:

distribution of net OTC derivatives and SFT exposure
across internal UBS ratings and loss given default (LGD) buckets
USD m, except where indicated 31.12.23 31.12.22
LGD buckets
Weighted
average
LGD (%)
Weighted
average
LGD (%) Internal UBS rating
1
Exposure 0–25% 26–50% 51–75% 76–100% Exposure
Net OTC derivatives exposure
Investment grade 10,709 179 8,080 1,251 1,199 48 10,757 48
Sub-investment grade 1,341 57 504 330 451 65 318 72
of which: 6−9 1,081 39 372 221 449 69 285 76
of which: 10−12 37 16 17 3 1 33 28 41
of which: 13 and defaulted 223 3 115 106 0 50 5 23
Total net OTC derivatives exposure, after credit valuation adjustments and hedges 12,049 235 8,584 1,580 1,650 50 11,075 49
Net SFT exposure
Investment grade 22,807 200 19,317 2,700 591 44 16,682 40
Sub-investment grade 238 0 51 96 91 71 373 71
Total net SFT exposure 23,044 200 19,367 2,795 681 45 17,055 41
1 The ratings of the major credit rating agencies, and

their mapping to our internal rating scale, are shown in the “Internal UBS rating scale and mapping of external ratings” table in this section.

Investment Bank, Non-core and Legacy,

and Group Treasury:

net OTC derivatives and SFT exposure, by geographical
region
Net OTC derivatives exposure Net SFT exposure
31.12.23 31.12.22 31.12.23 31.12.22
USD m % USD m % USD m % USD m %
Asia Pacific 1,638 13.6 1,249 11.3 2,840 12.3 4,906 28.8
Latin America 349 2.9 117 1.1 67 0.3 34 0.2
Middle East and Africa 236 2.0 615 5.6 437 1.9 483 2.8
North America 4,555 37.8 2,200 19.9 3,243 14.1 3,177 18.6
Switzerland 1,029 8.5 1,055 9.5 3,939 17.1 466 2.7
Rest of Europe 4,243 35.2 5,839 52.7 12,517 54.3 7,988 46.8
Exposure 12,049 100.0 11,075 100.0 23,044 100.0 17,055 100.0
Investment Bank, Non-core and Legacy,

and Group Treasury:

net OTC derivatives and SFT exposure, by industry sector
Net OTC derivatives exposure Net SFT exposure
31.12.23 31.12.22 31.12.23 31.12.22
USD m % USD m % USD m % USD m %
Banks 1,829 15.2 1,288 11.6 3,008 13.1 869 5.1
Chemicals 19 0.2 71 0.6 0 0.0 0 0.0
Electricity, gas, water supply 116 1.0 118 1.1 0 0.0 0 0.0
Financial institutions, excluding banks 8,577 71.2 8,614 77.8 16,143 70.1 14,865 87.2
Manufacturing 51 0.4 97 0.9 0 0.0 0 0.0
Mining 17 0.1 20 0.2 0 0.0 0 0.0
Public authorities 993 8.2 655 5.9 3,890 16.9 1,320 7.7
Retail and wholesale 20 0.2 29 0.3 0 0.0 0 0.0
Transport, storage and communication 174 1.4 115 1.0 3 0.0 0 0.0
Other 255 2.1 69 0.6 0 0.0 0 0.0
Exposure 12,049 100.0 11,075 100.0 23,044 100.0 17,055 100.0

Annual Report 2023 |
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
property maintenance costs

in relation to gross

income or rental

income for rental properties.

The imputed interest

rate
is set at 5% per annum,

independently of the current interest rate

environment.
For residential

properties

occupied

by the

borrower,

the maximum

LTV

for the

standard

approval

process

is 80%.

For
income-producing real

estate (IPRE),

the maximum

LTV allowed

within the

standard approval

process ranges

from 30–
75%, depending on the type and age of the property, and the

amount of renovation work needed.

Audited |
The value we assign to each property is based on the lowest

value determined from model-derived valuations, the
purchase price, an asset value for IPRE, and, in some cases,

an additional external valuation.
▲
Separate models provided by

a market-leading external vendor

are used to derive

property valuations for owner-occupied
residential properties (ORPs) and

IPRE. We estimate

the current value of

an ORP using

regression models (hedonic models)
based on

statistical comparison against

current transaction data.

We derive

the value

of a

property from

the characteristics
of the

real estate

itself, as well

as those

of its

location. In

addition to

the initial

valuation, values

for ORPs

are updated
regularly over the lifetime of the

loan using region-specific real estate price

indices or hedonic valuation. The price

indices
are sourced from external

vendors and subject

to internal benchmarking. We

use these valuations

regularly to compute
indexed LTV for all ORPs. Portfolio-specific monitoring systems consider these along with other risk measures (e.g.,

rating
and behavioral information) to identify higher-risk loans.
For IPRE, the capitalization

rate model is used

to determine the

property valuation by discounting

estimated sustainable
future

income

using

a

capitalization

rate

based

on

various

attributes.

These

attributes

consider

regional

and

specific
property characteristics, such as market and location data (e.g., vacancy rates), benchmarks (e.g., for running costs), and certain

other

standardized

input

parameters

(e.g.,

property

condition).

Updated

information

regarding

rental

income
from IPRE is requested

from the client

at least once every

three years. Our portfolio-specific

monitoring system alerts

us
to changes in rental income and other risk measures (e.g., LTV, rating,

behavioral information).
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
–
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

119
Lombard lending

Audited |
Lombard loans are

secured by pledges of marketable

securities, guarantees and other

forms of collateral. Eligible
financial securities are

primarily liquid and actively

traded transferable securities

(such as bonds and

equities), and other
transferable securities, such as

approved structured

products for which regular

prices are available and

the issuer of the
security provides a market. To

a lesser degree, less-liquid collateral is also used.
We derive lending

values by applying

discounts (haircuts) to

the pledged collateral’s

market value. Haircuts

for marketable
securities are calculated to cover a possible adverse change in market value over a given close-out period and confidence
level. Less-liquid or more volatile collateral will typically have larger haircuts.
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

market values are

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

market

value,
increase exposure

of traded

products, or

do both.

For certain

classes of

counterparties, limits

on such

calculated stress
exposures are applied and controlled at a counterparty level.

Also, portfolio limits are applied across certain businesses or collateral types.

›
Refer to “Stress loss” in this section for more information

about our stress testing
Credit hedging
Audited |
We use single-name credit

default swaps (CDSs), credit-index

CDSs, structured hedging,

bespoke protection

and
other instruments to actively manage credit risk. The aim is to reduce concentrations of risk from specific counterparties, sectors or portfolios and, for CCR, the profit

or loss effect arising from changes

in credit valuation adjustments.
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

the relevant counterparties,

which are typically

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

bi-lateral agreements

with
counterparties, including

payment netting.

In relation to

the exchange of

cash or securities,

transactions can

be settled
on a delivery-versus-payment basis.
Foreign exchange transactions are our most

significant source of settlement risk. We

are a member of Continuous Linked
Settlement (CLS),

an industry

utility that

provides a multi

-lateral framework

to settle transactions

on a payment-versus-
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
advanced internal ratings-based (A

-IRB) approach of the

Basel III framework. We also

use models to derive the

portfolio
credit risk measures of EL, statistical loss and stress loss.
▲
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the regulatory capital calculation under the advanced

internal ratings-based approach

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

120
Key features of our main credit risk models
1
Portfolio in scope Major asset classes
Model
approach
Number of
main models Main drivers
Number of
years of loss
data
Probability of default Sovereigns and central banks
Central governments and
central banks, Corporates:
other lending Scorecard 2
Political, institutional and economic indicators including
qualitative factors >15
Banks and other financial
institutions
Banks & Securities dealer,
Corporates: other lending Scorecard 8
Financial data including balance sheet ratios, profit

and
loss data and qualitative factors >15
Funds Corporates: other lending Scorecard 7
Financial data and ratios constructed from it (such as net
asset value, volatility of returns), qualitative factors >15
Large corporates and
internationals Corporates: other lending
Scorecard,
market data 3
Financial data including balance sheet ratios and profit
and loss, market data and qualitative factors >15
Enterprises in Switzerland
Corporates: other lending,
Retail: other retail Scorecard 2
Financial data including balance sheet ratios and profit
and loss, behavioral data and qualitative factors >20
Commodity traders
Corporates: specialized
lending Scorecard 2
Financial data including balance sheet ratios and profit
and loss, as well as non-financial criteria. Volume,
liquidity and duration of financed commodity
transactions >20
Ship finance
Corporates: specialized
lending Scorecard 1
Freight rates, ship market

values, operational expenses
and group information >20
Owner-occupied mortgages &
other wealth-management
financing
Retail: residential
mortgages, Corporates:
other lending Scorecard 5
Behavioral data, affordability relative to income,

property
type, loan-to-value, assets and qualitative

factors
>10
Income producing real estate
mortgages
Retail: residential
mortgages, Corporates:
specialized lending Scorecard 3
Loan-to-value, debt-service-coverage,

financial data (for
large corporates only), behavioral data and qualitative
factors >20
Lombard lending and
concentrated equity based
lending (CEL)
Retail: other retail,
Corporates: other lending
(CEL)
Simulation
approach based
on historical
returns 3
Lending value ratio, collateral

asset class, historical asset
returns, counterparty factors >10
Credit cards, consumer loans and
leases in Switzerland
Retail: qualifying revolving
retail and other retail,
Corporates: other lending Scorecard 3 Client type and characteristics and behavioral data >8
Other portfolios
Corporates: other lending,
Public sector entities and
Multilateral development
banks, Corporate:
specialized lending
Scorecard,
pooled rating
approach,
rating template 6
Financial data including balance sheet ratios and profit
and loss, market data and qualitative factors.

Separate
models for Commercial Real Estate loans, Debt REITs,
Mortgage originators, Public sector entities and
Multilateral development banks/Supranationals >15
Loss given default
Investment Bank – all
counterparties Across the asset classes
Statistical
model 4
Counterparty and facility specific, including industry
segment, region, collateral, seniority, legal

environment,
bankruptcy procedures and macro-economic factors >20
Swiss corporate and mortgage
lending portfolios
Corporates: other lending,
Corporates: specialized
lending, Retail: residential
mortgages
Statistical
model 4
Collateral type and client segment, Loan-to-value,

time
since last valuation, location indicator >10
Ship finance
Corporates: specialized
lending
Statistical
model 1
Loan-to-value of ship and financial collaterals

>20
International residential
mortgages & other wealth-
management financing

Retail: residential
mortgages, Retail: other
retail, Corporates: other
lending
Statistical
model 3
Loan-to-value, market value

shock
>10
Lombard lending and
concentrated equity based
lending (CEL)
Retail: other retail,
Corporates: other lending
(CEL)
Simulation
approach based
on historical
returns 3
Loan-to-value, collateral asset class and liquidity,
historical asset returns, counterparty factors >10
Credit cards, consumer loans and
leases in Switzerland
Retail: qualifying revolving
retail and other retail,
Corporates: other lending
Statistical
model 3
Collateral, accrued interests, client & product
characteristics, changes in original payment

plan
>8
Exposure at default Banking products Across the asset classes
Statistical
model 11
Facility type and product type,

commitment type,
headroom, and client characteristics >8
Traded products Across the asset classes
Statistical
model 4
Product specific market drivers, e.g.

interest rates.
Separate models for OTC/ETD and SFT that generate

the
simulation of risk factors used for the credit exposure
measure

n/a
1 Table captures the model landscape of UBS Group AG,

which also includes the models that are only applied to Credit Suisse.

Annual Report 2023 |
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
9 2.10–3.50 B1 B+ B+
10 3.50–6.00 B2 B B
11 6.00–10.00 B3 B– B–
12 10.00–17.00 Caa1 to Caa2 CCC+ to CCC CCC+ to CCC
13 >17 Caa3 to C CCC- to C CCC- to C
Counterparty is in default

Default Defaulted D D
▲
Probability of default
Probability of default

(PD) estimates the likelihood

of a counterparty

defaulting on its

contractual obligations

over the next
12 months and is

assessed using

rating tools

tailored to

the various

categories of

counterparties. The

“Key features

of
our main

credit risk models”

table above

gives an

overview of

the approaches used

for our

main asset

classes and presents
the main drivers of the PD.

The ratings of major credit rating agencies, and their mapping to the UBS masterscale and internal PD bands, are shown
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
Exposure at

default (EAD)

is the

amount we

expect to

be owed

by a

counterparty at

the time

of possible

default. We
derive EAD from current exposure

to the counterparty and possible future exposure

development.
The EAD of an on-balance

sheet loan is its

notional amount,

while for off-balance

sheet commitments

that are not drawn,
credit conversion

factors (CCFs)

are used in order

to obtain an

expected on-balance

sheet amount.
For traded products,

we derive EAD

by modeling

the range of

possible exposure

outcomes at various

points in

time using a
simulation based on a scenario-consistent technique.

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

LTV ratios
are typically a key parameter in determining LGD. For risk-weighted asset (RWA) calculation, floors are applied to LGD in line with regulation.
Expected loss
We use

the concept

of expected

loss to

quantify future

credit losses

that may

be implicit

in our

current portfolio.

The
expected loss for a given credit facility is a

product of the three components described above, i.e., PD, EAD and LGD. We aggregate the expected loss for individual counterparties

to derive expected portfolio credit losses.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

122
IFRS 9 – ECL credit risk models
Expected credit loss

Expected credit loss (ECL) is defined as

the difference between

contractual cash flows and those UBS expects to

receive,
discounted at the effective interest rate (EIR) or contractual interest rate. For loan commitments and other credit facilities in scope

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

of key differences from

our Basel III credit risk

models, both in the loss estimation
process

and

the

result

thereof.

Most

notably,

regulatory

Basel III

EL

parameters

are

TTC

/ downturn

estimates,

which
might

include

a

margin

of

conservatism,

while

IFRS 9

ECL

parameters

are

typically

PIT,

reflecting

current

economic
conditions and future

outlook. The

table below summarizes

the main differences.

Stage 1 and 2

ECL expenses in

2023
were

USD 593m and

respective

allowances

and

provisions

as of

31 December

2023 were

USD 1,115m. This

included
ECL

allowances

and

provisions

of

USD 923m

related

to

positions

under

the

Basel III

advanced

internal

ratings-based
(A-IRB) approach. Basel III EL for non-defaulted

positions was USD 1,620m.
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
In the absence of a significant increase in credit risk

(an SICR), a
maximum 12-month ECL is recognized to reflect lifetime

cash
shortfalls that will result if a default event occurs

in the 12 months
after the reporting date (or a shorter period if the

expected lifetime
is less). Once an SICR event has occurred, a lifetime

ECL is
recognized considering expected default events

over the life of the
transaction.
Exposure at default
(EAD)
EAD is the amount we expect a counterparty

to owe us at
the time of a possible default. For banking products,

EAD
equals the book value as of the reporting date;

for traded
products, the vast majority of EAD is modeled. For

lending,
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
the life of the transaction.

For loan commitments, a credit
conversion factor is applied to model expected

future drawdowns
over the life of the transaction without including

downturn
assumptions and the prepayment factor. In both cases, the time period is capped at 12 months, unless an

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

Annual Report 2023 |
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

In

addition,

changes

in

market,

regulatory

and

business
practices are assessed.
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

there is

evidence

that the

model may

underpredict

the number

of defaults.

Based on

historical

long-run
average

default rates

and, if

required, additional

margin

of conservatism

,

we

also

derive

PD calibration

targets

and a
lower boundary. As a general

rule, follow-up actions,

such as a recalibration of

the rating tool,

are defined if the portfolio
average PD lies below the derived lower boundary.

For LGD, backtesting statistically

tests whether the mean

difference between the observed

and predicted LGD is

zero. If
the test fails, there is evidence that

our predicted LGD is too low. In such

cases, and where these differences are

outside
expectations,

follow-up actions,

such as a recalibration of the models, are taken.

CCFs,

used

for

the

calculation

of

EAD

for

undrawn

facilities,

are

dependent

on

several

credit

facility

contractual
dimensions.

We

compare

the

predicted

amount

drawn

with

observed

historical

use

of

such

facilities

by

defaulted
counterparties. If

any statistically

significant deviation

is observed,

follow-up actions,

such as an

update of

the relevant
CCFs, are performed.
Changes to models and model parameters during the period
As

part

of

our

continuous

efforts

to

enhance

models

to

reflect

market

developments

and

newly

available

data,

we
updated several models in 2023.
In

Personal

&

Corporate

Banking

and

Global

Wealth

Management

for

UBS AG’s

models,

we

recalibrated

the

risk
parameters

for the

income-producing

real estate

mortgages

in Switzerland

and implemented

a

model

update

for the
Swiss corporate PD model. In

addition, we recalibrated the PD

and LGD models

for the commodity trade finance

business
within

Personal

&

Corporate

Banking

and

updated

the

LGD

model

for

corporate

clients

and

financial

institutions.

In
Global Wealth Management, we also implemented a model

update for the standard Lombard model.

In the Investment

Bank, new PD

models

for UBS AG for

banks, corporations,

insurance companies and

managed funds
went live. In addition, certain RWA multipliers were recalibrated as a result of improvements to models.

Within Credit Suisse, updated models for

the Swiss income-producing real estate

portfolio (IPRE LGD, private client IPRE
PD and corporate client IPRE PD) were rolled out. In addition, dedicated A-IRB models were introduced for the Swisscard
credit card

portfolio,

as well

as the

BANK-now

consumer

loans and

car leasing

portfolios,

which

had

previously

been
treated on a pooled basis.
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

the finalization

of the

Basel III
framework.

In November

2023, the

Swiss

Federal

Council

published

the

national

implementation

of the

final

Basel III
standards,

which is expected to enter into force

by January 2025. The updated framework

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

In addition,

revisions to

the credit

valuation adjustment

(CVA)

framework were
published

in

November

2023,

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

Annual Report 2023 |
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

as defaulted.
An

instrument

is

classified

as

credit-impaired

if

the

counterparty

is

classified

as

defaulted

and

/

or

the

instrument

is
identified

as

purchased

credit-impaired

(PCI).

An

instrument

is

PCI

if

it

has

been

purchased

at

a

deep

discount

to

its
carrying amount following a risk event of the issuer or originated with a defaulted counterparty. Once a financial asset is classified as defaulted / credit-impaired (except PCI),

it is reported as a stage 3 instrument

and remains as such unless all
past due

amounts have

been rectified,

additional

payments

have been

made on

time, the

position is

not classified

as
credit-restructured, and there is

general evidence of credit

recovery. A three-month probation

period is applied before

a
transfer back to stages 1 or 2 can be triggered. However,

most instruments remain in stage 3 for a longer period.
▲
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

at 22 basis

points as

of 31 December

2023, 1 basis
point higher than on

31 December 2022. The combined

stage 1 and 2 ratio

of 11 basis points was

1 basis point higher
than on 31 December 2022;

the stage 3 ratio was

21%, 1 percentage point lower

than on 31 December 2022

and PCI
ratio was 7%.
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
›
Refer to “Note 14 Other assets”

in the “Consolidated financial statements” section

of this report for more details

Exposure categorization

Performing | **Non-performing**

Stage 1

Credit exposures with no significant increase in the risk of default since initial recognition

Stage 2
(significant increase in credit risk)

Credit exposures with a significant increase in the risk of default since initial recognition

Stage 3[1]
(credit-impaired)

Credit exposures that are classified as in default

0–30 days past due

31–90 days past due

91–180 days past due (certain exposures)

Forbearance / credit restructuring
Credit exposures where concessions exceeding our risk tolerance have been granted under imminent payment default or in default

Purchased credit-impaired (PCI)
Credit exposures classified as PCI at initial recognition for which the credit situation has subsequently improved

Credit exposures where full collection of initial contractual claims has been doubtful since initial recognition

1 Excluding purchased credit-impaired instruments.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

125
Loss history statistics
USD m, except where indicated 31.12.23 31.12.22 31.12.21 31.12.20 31.12.19
Banking products, core exposure and off-balance sheet, gross
1
966,469 509,024
2
517,866
2
497,313
2
423,771
2
of which: amounts due from banks and loans and advances to customer

(gross)
662,715 402,801 414,099 396,049 340,003
Credit-impaired exposure, gross (stage 3 & PCI) 6,367 2,455 2,610 3,778 3,113 of which: credit-impaired amounts due from banks and loans

and advances to customer (stage 3 & PCI)
5,445 2,012 2,150 2,945 2,309
Non-performing amounts due from banks and loans and

advances to customer

5,806 2,333 2,387 3,176 2,466
ECL allowances and provisions for credit losses
3
2,261 1,091 1,165 1,468 1,029
of which: core loan exposure (all stages) 2,097 1,043 1,132 1,426 987 of which: amounts due from banks and loans and advances to customer

(all stages)
1,710 789 857 1,076 770
of which: amounts due from banks and loans and advances to customer

(stage 3 & PCI)
990 474 572 703 559
Write-offs (stage 3 & PCI) 93 95 137 356 142
of which: write-offs for amounts due from banks and loans

and advances to customer
78 74 118 348 122
Credit loss expense / (release)
4
1,037 29 (148) 694 78
Ratios
Credit-impaired amounts due from banks and loans and advances to customer as a percentage of amounts due
from banks and loans and advances to customer (gross) 0.8 0.5 0.5 0.7 0.7
Non-performing amounts due from banks and loans and

advances to customer as a percentage of amounts due
from banks and loans and advances to customer (gross) 0.9 0.6 0.6 0.8 0.7
ECL allowances for amounts due from banks and loans and

advances to customer as a percentage of amounts
due from banks and loans and advances to customer (gross)
0.3 0.2 0.2 0.3 0.2
Write-offs as a percentage of average amounts due from banks and loans and advances to customer (gross)
outstanding during the period 0.0 0.0 0.0 0.1 0.0
1 Includes amounts due from banks, core loan exposure (Loans and advances to customers and Loans to financial advisors) and off-balance sheet items defined as guarantees and loan commitments.

2 Comparatives
have been restated to include

amounts due from banks

3 Includes provisions for

ECL of guarantees

and loan commitments and

allowances for securities

financing transactions.

4 Includes credit loss expense

/
(release) for other financial assets at amortized cost, guarantees, loan commitments,

and securities financing transactions.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

126
Market risk

Audited |
Main sources of market risk

Market risks arise from both trading and non-trading

business activities.
–
Trading market risks are primarily in the Investment Bank, Non-core and Legacy and,

to a lesser extent, Global Wealth
Management. In the Investment Bank, these risks

are mainly connected with primary debt and equity underwriting,

as
well as securities and

derivatives trading for market-making and client

facilitation. In Non-core and Legacy market

risks
are

mainly from

structured

trades,

large

portfolios

of

loans

and securitized

products

and both

complex

and

simple
credit, interest

rate

and equity

derivative

transactions.

In Global

Wealth Management,

they are

from our

municipal
securities trading business.
–
Non-trading market

risks arise predominantly

in the form

of interest rate

and foreign exchange

risks connected

with
personal banking and lending in our wealth management

businesses, the Swiss business of our Personal & Corporate
Banking business division,

the Investment Bank’s lending business, and treasury

activities.
–
Group Treasury assumes market risks

in the process of

managing interest rate risk, structural foreign

exchange risk and
the Group’s liquidity and funding profile, including high-quality liquid assets (HQLA).
–
Equity and

debt

investments

can

also give

rise to

market

risks, as

can

some aspects

of employee

benefits,

such

as
defined benefit pension schemes.
▲
Audited |
Overview of measurement, monitoring and management techniques

–
Market

risk limits

are

set for

the Group,

the

business

divisions and

Group

Treasury

at granular

levels in

the various
business lines, reflecting the nature and magnitude of the

market risks.
–
Management value-at-risk (VaR) measures exposures under

the market risk framework, including trading market risks
and some

non-trading market risks.

Non-trading market risks

not included

in VaR

are also

covered in

the risks

controlled
by Market and Treasury Risk Control functions.
–
Our primary portfolio measures of market risk are liquidity-adjusted stress loss and VaR. Both are subject to limits that
are approved by the Board of

Directors (the BoD). Market

risk measurement for Credit Suisse portfolios

can differ from
UBS Group excluding Credit Suisse, as set out below.

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

Our CRO Treasury function applies a holistic risk framework, setting the appetite for treasury-related risk-taking activities across the

Group.

Key element

s

of the

framework

include an

overarching

regulatory

(interest rate

risk in

the banking
book, IRRBB)

delta economic

value of equity

(EVE) target,

set by the

BoD. Limits are

also set by

the BoD to

balance the
effect of foreign

exchange movements

on our common

equity tier 1

(CET1) capital and

CET1 capital ratio.

Non-trading
interest rate and foreign exchange

risks are included in Group-wide statistical and stress-testing metrics, which flow into
our risk appetite framework.
Equity and debt investments are

subject to a range

of risk controls, including preapproval of

new investments by business
management

and Risk

Control and

regular

monitoring

and reporting.

They are

also included

in Group-wide

statistical
and stress-testing metrics.
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

127
Liquidity-adjusted stress
Liquidity-adjusted

stress

is

our

primary

stress

loss

measure

for

Group-wide

market

risk.

The

framework

captures

the
economic

losses

that

could

arise

under

specified

stress

scenarios.

Shocks

are

applied

to

positions

based

on

expected
market movements in the liquidity-adjusted holding periods

resulting from the specified scenario.
The holding periods used for

liquidity-adjusted stress are calibrated to reflect

the time needed to reduce

or hedge the risk
of

positions

in

each

major

risk

factor

in

a

stressed

environment.

We

apply

minimum

holding

periods,

regardless

of
observed liquidity levels, as identification of and reaction to a crisis may not always be immediate.
The expected market movements are derived using historical market behavior (based on analysis of historical events) and
forward-looking analysis including consideration of defined

scenarios that have not occurred in the past.
Stress-based limits apply at several

levels of the organizational hierarchy. Liquidity

-adjusted stress is also the core

market
risk component of our combined stress test framework and

therefore integral to our overall risk appetite framework.
›
Refer to “Risk appetite framework” in this

section for more information
›
Refer to “Stress testing” in this section for more information about our stress-testing framework
Value-at-risk
VaR definition
Audited |
VaR

is a

statistical

measure

of market

risk, quantifying

the potential

market risk

losses over

a

set time

horizon
(holding period) at an established level of

confidence. VaR

assumes no change in the Group’s

trading positions over the
set time horizon.
We calculate VaR daily.

The profit or loss

distribution from which VaR

is estimated is

derived from our internally

developed
VaR model,

which simulates

returns over

the holding

period for

risk factors

our trading

positions are

sensitive to,

and
subsequently quantifies the profit

/ loss effect of

these risk factor returns

on our trading positions. Systematic

commodity,
credit,

equity,

foreign

exchange

rate

and

interest

rate

risk

factor

returns

are

based

on

a

pure

historical

simulation
approach. UBS Group excluding Credit Suisse uses

an unweighted five-year look-back window, and Credit Suisse uses an
exponentially weighted two-year window. Modeling idiosyncratic and specific risks for equity and credit

risk factors using
historical simulation

is challenging,

due to

the limited

availability of

continuous good

-quality historical

data. Wherever
possible, Credit Suisse uses historical simulation to model specific risk; however,

both UBS Group excluding Credit Suisse
and Credit Suisse rely upon

factor models to distinguish systematic and idiosyncratic

returns.

UBS Group excluding Credit
Suisse simulates idiosyncratic returns through a Monte Carlo simulation,

aggregating the sum of systematic and residual
returns

in

such

a

way

that

systematic

and

residual

risk

are

consistently

captured.

Credit

Suisse

uses

the

available
distribution of idiosyncratic

returns to determine

an extreme scenario

for a given

risk factor’s specific

risk. The resultant
Credit Suisse VaR

and extreme

scenario loss for

a given risk

factor are aggregated

using a zero

-correlation assumption.
Correlations among

risk factors

are implicitly

captured via

historical simulation

approaches. When

modeling risk

factor
returns,

we

consider

the

stationarity

properties

of

the

historical

time

series

of

risk

factor

changes.

Depending

on

the
stationarity properties of

the risk factors

within a given

factor class, the

factor returns are

modeled using absolute returns,
proportional or

logarithmic returns.

Risk factor return

distributions are

updated fortnightly for

UBS Group

excluding Credit
Suisse and weekly for Credit Suisse.
Risk factor

returns are

converted into

profit or

loss values

via sensitivities

and full

revaluation grids

sourced from

front-
office systems,

enabling us to

capture material non-linear

effects. Credit

Suisse uses full

revaluation models for

its financial
products that

are materially

sensitive to

the risks of

co-factor movements (e.g.,

basket options). Both

UBS Group

excluding
Credit Suisse and Credit Suisse use VaR

models for internal management purposes and

for determining market risk risk-
weighted assets (RWA),

although the two

use cases consider

different confidence levels

and time horizons.

For internal
management purposes, risk limits are established and exposures measured using VaR at a
95
% confidence level for UBS
Group excluding Credit

Suisse and
98
% for Credit Suisse,

with a 1-day

holding period, aligned

to the way

we consider
the risks

associated with

our trading

activities. The

regulatory measure

of market

risk used to

underpin the market

risk
capital

requirements

under

Basel III

involves

a

measure

equivalent

to

a
99
%

confidence

level

using

a

10-day

holding
period. To calculate a 10-day holding period VaR, we use

10-day risk factor returns.
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

purposes.
We also

use stressed

VaR (SVaR)

for the

calculation of

market risk

RWA. SVaR

uses broadly

the same

methodology as
regulatory

VaR and

is calculated

using the

same

population,

holding

period (10-day)

and confidence

level (
99
%). For
SVaR, both UBS Group excluding Credit Suisse and Credit

Suisse identify the most significant one-year period of financial stress from a historical

dataset covering the

period from 1 January 2007

to the present. SVaR

is computed at least

once
a week.
▲
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the regulatory capital calculation under the advanced

internal ratings-based approach

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

128
Management VaR for the period
UBS Group excluding

Credit Suisse

continued to

maintain management

VaR at

low levels, with

average VaR

increasing
to USD 15m from USD 11m in 2023, mainly driven

by the Investment Bank’s Global Markets business.
Credit Suisse’s average management

VaR stood at

USD 29m as of

the end of 2023,

decreasing in the second

half of 2023
due to continued strategic migration of positions to UBS

and de-risking within Non-core and Legacy.
Audited |

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group
Items excluding Credit Suisse components by general market risk type
1
For the year ended 31.12.23
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
3
9
3
1
1
Max.
19
21
19
10
10
Average
9
12
6
2
3
31.12.23
11
19
7
2
3
Total management VaR
7
25
15
19
Average (per business division and risk type)
Global Wealth Management
1
2
1
2
0
1
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
5
23
14
18
9
12
5
2
3
Non-core and Legacy
1
2
1
1
0
1
1
0
0
Group Items
3
6
4
5
1
4
3
1
0
Diversification effect
2,3
(6)
(7)
(1)
(5)
(4)
(1)
0
For the year ended 31.12.22
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
2
8
4
2
2
Max.
17
18
9
11
7
Average
6
10
5
3
3
31.12.22
6
10
4
3
3
Total management VaR
6
18
11
9
Average (per business division and risk type)
Global Wealth Management
1
2
1
1
0
1
1
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
6
17
10
8
6
9
5
3
3
Group Functions (including Non-core and Legacy Portfolio)
3
5
4
5
1
4
3
1
0
Diversification effect
2,3
(5)
(5)
(1)
(3)
(4)
(1)
0
Management value-at-risk (1-day, 98% confidence, 2 years of historical data) of the Credit Suisse components of our business divisions and Group Items by general market risk type
1,4
For the year ended 31.12.23
USD m Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Min.
9
10
13
0
0
Max.
17
40
34
5
3
Average
13
17
20
2
1
31.12.23
13
12
13
1
0
Total management VaR
20
46
29
21
Average (per business division and risk type)
Global Wealth Management
2
16
10
2
1
1
10
0
0
Personal & Corporate Banking
0
1
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
0
1
0
0
0
0
0
0
0
Non-core and Legacy
5
18
36
23
19
13
13
17
2
1
Group Items
0
3
2
0
0
2
2
0
0
Diversification effect
2,3
(7)
(1)
(1)
2
(9)
0
0
1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures.

The minima and maxima for each level may occur on different

days, and, likewise, the value

-at-risk (VaR) for each
business line or risk type, being driven

by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line

or risk type, may well be driven by

different days in the historical
time series, rendering invalid the simple summation of figures to arrive at the aggregate total.

2 The difference between the sum of the standalone VaR for the business divisions and Group Items and the total VaR.

3 As the minima and maxima for different business divisions and Group Items occur on different days, it is not meaningful to calculate a portfolio diversification effect.

4 In the second quarter of 2023, Credit Suisse
AG consolidated introduced

an enhanced approach

to measure management VaR

for individual risk types.

The enhanced approach

is applied to each

risk type using a

collection of risk

factors included within

the
respective risk type only, ignoring the cross-risk effects. This change in the measurement approach for individual risk types particularly affected standalone management VaR for equity risk and foreign exchange risk,
with no impact on the total management VaR.

5 Non-core and Legacy management VaR consists of exposures of the previously reported

Capital Release Unit (Credit Suisse) and Investment Bank (Credit Suisse).
▲

Annual Report 2023 |
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
The choice of a

longer historical window means

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

datasets avoids the

smoothing effect of
longer datasets

used for VaR.

In addition,

the ability to

select a one-year

period outside of

recent market

history allows
for a

wider variety

of potential

loss events.

Therefore, although

the significant

period of

stress during

the 2007–2009
financial crisis is no

longer contained in the

look-back window used for

management and regulatory VaR,

SVaR continues
to use that data. This approach

aims to reduce the procyclicality of the regulatory capital

requirements for market risks.
We recognize

that no

single measure

can encompass

all

risks associated

with a

position or

portfolio. We

use a

set of
metrics

with

both

overlapping

and

complementary

characteristics

to

create

a

holistic

framework

that

aims

to

ensure
material completeness of risk

identification and measurement. As

a statistical aggregate

risk measure, VaR supplements
our comprehensive stress-testing framework.
We also have a framework to identify and quantify potential

risks not fully captured by our VaR model and refer

to such
risks as risks not in VaR. The framework underpins these potential risks with additional regulatory capital.
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

99% backtesting

VaR

is a

negative number.

Backtesting revenues

exclude non-trading

revenues,

such as
valuation reserves, fees and commissions,

and revenues from intraday trading, so

as to provide a like-for-like comparison.
A backtesting exception occurs when backtesting revenues

are lower than the previous day’s backtesting

VaR.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

130
Statistically, given the 99% confidence level,

two or three backtesting exceptions a

year can be expected. More than

four
exceptions could

indicate that

the VaR

model is not

performing appropriately,

as could too

few exceptions

over a

long
period. However,

as noted

for VaR

limitations above,

a sudden

increase (or

decrease) in

market volatility

relative to

the
volatility observed

in the look

-back window

could lead

to a

higher (or lower)

number of

exceptions. Therefore,

Group-
level backtesting exceptions

are investigated, as are

exceptional positive backtesting

revenues, with the

results reported
to senior business management and regulators.
For UBS

Group excluding

Credit Suisse,

the number

of negative

backtesting exceptions within

a 250-business-day

window
decreased to zero at

the end of 2023

from one at the

end of 2022. For Credit

Suisse,

the number of negative backtesting
exceptions within a 250-business-day window increased to three at the end of 2023 from one at the end of 2022.
The Swiss Financial Market Supervisory Authority (FINMA) VaR multiplier derived from backtesting exceptions for market
risk RWA was unchanged compared with 2022, at 3.0, for

both UBS Group excluding Credit Suisse and Credit Suisse.
VaR model confirmation
In addition

to the

for-regulatory-purposes

backtesting described

above, we

conduct extended

backtesting for

internal
model confirmation purposes. This includes observing model performance across the entire P&L distribution (not just the tails) and at multiple levels within the business division hierarchies.
›
Refer to “Risk measurement” in this section for

more information about our approach to model confirmation

procedures
VaR model developments in 2023
Audited |
In the fourth quarter of

2023, we amended the

Credit Suisse credit

spread VaR

model by significantly enhancing
the coverage

of single-name-issuer

bond and

CDS spread

curves. Although

the model

change is considered

significant
from

a risk

management

perspective,

the quantitative

impact on

risk management

VaR

was not

material.
  No material
changes were made to UBS Group excluding

Credit Suisse VaR

model in 2023.
▲
Future market risk-related regulatory capital developments

In January 2019, the Basel Committee on Banking Supervision (the BCBS) published the final standards on the minimum capital requirements

for market risk

(the Fundamental Review of

the Trading

Book). In December 2022,

the Swiss State
Secretariat for

International Finance changed

the expected

date on

which the

final Basel III

guidelines are

to enter

into
force,

from

1 July

2024

to

1 January

2025.

As

a

result,

the

Swiss

implementation

timeline

would

be

aligned

to

the
currently

expected

implementation

timeline

in

the

EU.

In

November

2023,

the

Swiss

Federal

Council

adopted
amendments to the Capital Adequacy Ordinance (the CAO) for banks to incorporate the final Basel III standards adopted
by the BCBS in

Swiss law. The Federal Department of Finance (FDF)

will inform the Federal Council

again about the status
of international implementation by the end of July 2024.
Key elements of the revised market

risk framework include: (i) changes to the

internal model-based approach, including
changes to the model

approval and performance

measurement process; (ii) changes

to the standardized

approach with
the aim of

it being a

credible fallback method for

an internal model-based approach;

and (iii) a revised

boundary between
the

trading

book

and

the

banking

book.

UBS

maintains

a

close

dialogue

with

FINMA

to

discuss

the

implementation
objectives in more detail and to provide a smooth transition of the capital regime for market risk.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

131
In September

2021, FINMA

mandated UBS

Group excluding

Credit Suisse

to hold

an RWA

add-on for

the omission

of
time decay in regulatory VaR

and SVaR. The add-on reflects the

outcome of discussions with FINMA, which

started in late
2019. The integration of time decay into the

regulatory VaR model for UBS Group excluding

Credit Suisse, which would
replace the add-on, went live in January 2024.
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

as amounts

due from

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

the originating businesses

with commercial margin and

volume management. The residual

interest
rate risk is mainly hedged with interest rate swaps, to the vast majority of which we apply hedge accounting. Short-term exposures and HQLA classified as Financial assets

at fair value not held for trading

are hedged with derivatives accounted
for on a mark-to-market basis. Long-term fixed-rate debt

issued and HQLA hedged with external interest rate swaps are designated in fair value hedge accounting relationships.
Risk management and governance
IRRBB is measured using several metrics, the most

relevant of which are the following.
–
EVE sensitivity

to yield

curve moves

is calculated

as changes

in the

present value

of future

cash flows

irrespective of
accounting treatment.

These yield curve

moves are also

the key

risk factors for

statistical and stress-based

measures,
e.g., VaR and stress scenarios, as well as the regulatory interest rate scenarios. These are measured and reported daily.
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

–
Net

interest

income

(NII) sensitivities

to yield

curve

moves

are

calculated

as changes

of baseline

NII over

a

set time
horizon, which we

internally compute

by assuming interest

rates in all

currencies develop

according to their

market-
implied forward rates and assuming constant business volumes and product mix and no specific management actions.
The sensitivities are measured and reported monthly.

We actively

manage IRRBB,

with the

aim of

reducing the

volatility of

NII subject

to limits

and triggers

for EVE

and NII
exposure at consolidated and significant legal entity levels.
The

Group

Asset

and

Liability

Committee

(the

ALCO)

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

Annual Report 2023 |
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

Where hedged items are accrual accounted, we
aim to minimize accounting asymmetries by applying hedge

accounting to reflect the economic hedge relation

ship.
In a rising

rate scenario, we

would have an

initial decrease in

shareholders’ equity as

a result of

fair value losses

on our
derivatives recognized

in OCI,

while we would

expect higher

NII over time

as rates increase.

The effect

on CET1 capital
would be much lower, as gains and losses on interest

rate swaps designated as cash flow hedges are

not recognized for
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

of equity under IFRS

Accounting Standards to Swiss SRB

common equity tier 1

capital” table in the “Capital,

liquidity and funding, and

balance sheet” section of

this report for more
information about the differences between shareholders’ equity and CET1 capital.

2 For fixed-rate financial instruments,

changes in interest rates affect the income

statement when these instruments roll over and
reprice.

3 For hedge-accounted

items, a fair

value adjustment

is applied in

line with the

treatment of the

hedging derivatives.

4 Excluding hedge

ineffectiveness that is

recognized in the

income statement in
accordance with IFRS Accounting Standards.

5 The fair value of

the derivatives is offset by

the fair value adjustment of

the hedged items. Under

the fair value hedge program

applied to cross-currency swaps and
foreign currency debt, the foreign currency basis spread is excluded from the hedge designation and accounted for through OCI,

which is included in CET1.
Economic value of equity sensitivity
Audited |
The EVE sensitivity

in the banking

book to a

+1-basis-point parallel shift

in yield curves

was negative USD
30.1
m
as of 31 December 2023,

compared with negative

USD
25.0
m as of 31 December

2022. This excludes the

sensitivity of
USD
4.9
m from AT1

capital instruments (as per specific FINMA requirements)

in contrast to general BCBS guidance. The
exposure in

the banking

book of

the UBS

Group increased

in 2023,

due to

the acquisition

of the

Credit Suisse

Group
and interest rate risk hedges of the recent

AT1 capital instrument

issuances.
The majority of

our interest

rate risk in

the banking

book is a

reflection of

the net asset

duration that

we run to

offset
our modeled

sensitivity of

net USD
24.3
m (31 December

2022: USD
19.6
m) assigned

to our

equity,

goodwill and

real
estate, with the aim of generating a

stable NII contribution. Of this, USD
17.6
m and USD
5.6
m are attributable to the US
dollar and the Swiss franc portfolios, respectively

(31 December 2022: USD
14.0
m and USD
4.8
m, respectively).
In addition

to the

sensitivity mentioned

above, we

calculate the

six interest

rate shock

scenarios prescribed

by FINMA.
The “Parallel

up” scenario,

assuming all

positions were

fair valued,

was the

most severe

and would

have resulted

in a
change in EVE of negative USD
5.7
bn, or
6.1
%, of our tier 1 capital (31 December 2022: negative USD
4.6
bn, or
7.9
%),
which is well below the
15
% threshold as per the BCBS

supervisory outlier test for high levels

of interest rate risk in the
banking book.

The

immediate

effect

on our

tier 1

capital

in

the

“Parallel

up”

scenario

as

of 31

December

2023 would

have

been

a
decrease of USD
0.9
bn, or
0.9
% (31 December 2022: USD
0.4
bn, or
0.6
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

133
Net interest income sensitivity
The main NII

sensitivity in the

banking book resides

in Global Wealth

Management and Personal

& Corporate

Banking.
We

assign a

target

duration

to our

investment

of equity

portfolio,

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
Audited |

Interest rate risk – banking book
31.12.23
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp
(3.7)
(0.6)
0.1
(26.0)
0.2
(30.1)
4.9
(25.2)
Parallel up
2
(548.9)
(119.3)
16.2
(5,027.2)
(0.9)
(5,680.2)
904.6
(4,775.5)
Parallel down
2
561.8
124.3
(29.2)
5,216.0
2.8
5,875.7
(1,044.5)
4,831.3
Steepener
3
(305.3)
(13.1)
(11.9)
(1,037.0)
(33.8)
(1,401.1)
93.4
(1,307.6)
Flattener
4
189.6
(5.0)
14.0
(124.2)
30.8
105.2
109.6
214.8
Short-term up
5
(27.3)
(39.4)
19.4
(2,171.3)
23.9
(2,194.7)
486.3
(1,708.4)
Short-term down
6
26.5
41.8
(21.8)
2,312.1
(26.8)
2,331.9
(507.8)
1,824.1
31.12.22
USD m
Effect on EVE
1

– FINMA
Effect on EVE
1

– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1 (AT1) capital
instruments Total
+1 bp
(4.0)
(0.7)
0.1
(20.4)
(0.1)
(25.0)
3.4
(21.6)
Parallel up
2
(574.6)
(117.0)
33.2
(3,944.3)
(26.3)
(4,629.1)
649.7
(3,979.4)
Parallel down
2
642.3
148.1
(45.4)
4,074.9
21.9
4,841.7
(699.8)
4,141.9
Steepener
3
(257.0)
(92.8)
(28.2)
(1,027.4)
(3.3)
(1,408.7)
(46.8)
(1,455.5)
Flattener
4
145.4
74.1
32.6
94.4
(2.5)
344.0
189.9
533.9
Short-term up
5
(83.0)
34.3
42.2
(1,519.0)
(13.8)
(1,539.2)
438.6
(1,100.6)
Short-term down
6
86.9
(33.1)
(42.5)
1,658.5
13.4
1,683.1
(455.5)
1,227.6
1 Economic value

of equity.

2 Rates across

all tenors move

by ±150 bps

for Swiss franc,

±200 bps for

euro and US

dollar, and

±250 bps for

pound sterling.

3 Short-term rates

decrease and long-term

rates
increase.

4 Short-term rates increase and long-term rates decrease.

5 Short-term rates increase more than long-term rates.

6 Short-term rates decrease more than long-term rates.
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
Audited |
We make direct investments in a variety of entities and buy equity holdings in both listed and unlisted companies, with

the

aim

of

supporting

our

business

activities

and

delivering

strategic

value

to

UBS.

This

includes

investments

in
exchange

and

clearing

house

memberships,

as

well

as

minority

investments

in

early-stage

fintechs

and

technology
companies via

UBS Next.

We

may also

make investments

in funds

that we

manage

in order

to fund

or seed

them

at
inception or to demonstrate that our interests align with those of investors. We also buy, and are sometimes required by
agreement or regulation to buy,

securities and units from investment vehicles

that we have sold to clients.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

134
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

and Risk Control,

portfolio and concentration

limits, and regular

monitoring and reporting

to
senior management. They are

also included in our Group-wide

statistical and stress-testing metrics,

which flow into our
risk appetite framework.
As of

31 December 2023, we

held equity

investments and investment

fund units

totaling USD
7.2
bn, of

which USD
4.8
bn
was classified as Financial assets at fair value not held for trading and USD
2.4
bn as Investments in associates .
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
31 December 2023 were measured

at fair value with changes in fair

value recorded through

Equity,

and can broadly be
categorized as money market instruments and debt securities primarily held for statutory,

regulatory or liquidity reasons.
The risk control framework applied to

debt instruments classified as Financial assets measured at fair value through other
comprehensive

income

depends

on

the

nature

of

the

instruments

and

the

purpose

for

which

we

hold

them.

Our
exposures may be included

in market risk limits or

be subject to specific monitoring

and interest rate sensitivity analysis.
They

are

also

included

in

our

Group-wide

statistical

and

stress-testing

metrics,

which

flow

into

our

risk

appetite
framework.

Debt instruments

classified

as Financial

assets

measured

at fair

value through

other

comprehensive

income

had a

fair
value of USD
2.2
bn as of 31 December 2023, compared with USD
2.2
bn as of 31 December 2022.
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
We provide a number of pension plans for past and current

employees, some classified as defined benefit pension plans
under IFRS Accounting Standards,

which can have a material effect

on our equity under IFRS Accounting Standards

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
Pension

risk

is

included

in

our

Group-wide

statistical

and

stress-testing

metrics,

which

flow

into

our

risk

appetite
framework. The potential effects are thus captured in the

post-stress capital ratio calculations.
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

135
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

of its

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
Country ratings are also used

to define our risk appetite

regarding foreign countries. A country

risk limit (i.e., maximum
aggregate exposure) applies to exposures to counterparties

or issuers of securities and financial investments in the

given
foreign country. We may limit

the extension of credit, transactions

in traded products or positions

in securities based on
a country risk ceiling even if our exposure to a counterparty is otherwise acceptable.
Our country risk framework differs across UBS Group, and

alignment is part of the ongoing integration of Credit

Suisse.
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
and

the

identification

of

countries

that

may

potentially

be

subject

to

a

crisis

event,

determining

potential

losses

and
making assumptions

about

recovery

rates

depending

on

the

types

of credit

transactions

involved

and

their

economic
importance to the affected countries.
Country risk exposure
Country risk exposure measure
The presentation of country risk follows

our internal risk view, where

the basis for measuring exposures depends

on the
product category in which we classify the exposures.

In addition to the classification of exposures into

banking products
and traded products, covered in “Credit risk profile

of the Group” in this section,

for UBS Group excluding Credit Suisse
the

trading

inventory

is

also

shown.

Issuer

risk

on

securities

such

as

bonds

and

equities,

as

well

as

risk

relating

to
underlying reference assets for

derivative positions,

is classified under

trading inventory.

The trading inventory

is managed
on a net basis, and

the value of long

positions is netted against

that of short positions

with the same underlying

issuer.
Net

exposures

are,

however,

floored

at

zero

per

issuer

in

the

figures

presented

in

the

following

tables.

As

a

result,
potentially offsetting benefits of certain hedges and

short positions across issuers are

not recognized.
We do not recognize any expected recovery values when reporting country exposures as exposure before hedges, except
for

risk-reducing

effects

of

master

netting

agreements

and

collateral

held

in

either

cash

or

portfolios

of

diversified
marketable

securities,

which

we

deduct

from

the

potential

exposure

values.

Within

banking

products

and

traded
products, risk-reducing effects of credit

protection are generally taken

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
In the case of derivatives,

we show the counterparty

’s risk potential exposure

against the counterparty’s

country of risk
(presented

within

traded

products).

In

addition,

risk

associated

with

an

instantaneous

fall

in

value

of

underlying
reference assets

to zero (assuming

no recovery) is

shown against the

country of risk

of the issuer

of the reference

asset
(presented within the trading

inventory for UBS Group excluding

Credit Suisse only). This approach

allows us to capture
both counterparty

and, where

applicable,

issuer elements

of risk

arising from

derivatives

and applies

comprehensively
for all derivatives,

including single-name

credit default

swaps (CDSs) and

other credit derivatives.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

136
CDSs are primarily

bought and

sold in

relation to

our trading

businesses, and,

to a

much lesser

degree, used

to hedge
credit

valuation

adjustments.

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
Top 20 country risk exposures
The table

below shows

our 20

largest country

exposures by product

type, excluding

our home

country, as of 31 December
2023 compared with 31 December 2022.
Compared with

the prior

year, our

net exposure

generally increased

due to

the acquisition

of the

Credit Suisse

Group.
The list of our top 20 countries remained broadly unchanged

,

with five new entries (Ireland, Spain, Brazil, Qatar

and the
Cayman Islands) at

the bottom

of the list,

with the exposure

to each of

those five

not exceeding

USD 4.0bn.

Based on
the

sovereign

rating

categories,

as

of

31 December

2023,

83%

of

our emerging

market

country

exposure

was

rated
investment grade, compared with 87% as of 31 December

2022.
Israel
As of

31 December 2023, our

direct country risk

exposure to Israel

was USD 439m, mainly

from lending and

collateralized
over-the-counter

derivates

exposure

within

the

Investment

Bank.

Our

direct

exposure

to

Gulf

Cooperation

Council
countries was

USD 6.8bn. We have

limited direct

exposure to Egypt,

Jordan and Lebanon,

and we

have no

direct exposure
to Iran, Iraq or Syria.

Russia
Our direct country risk exposure to Russia contributed USD 256m to our total emerging market exposure of USD 44.5bn as

of

31 December

2023.

This

included

loans

and

trade

finance

exposures

in

Non-core

and

Legacy

and

Personal

&
Corporate Banking,

as well as aviation finance in Global Wealth Management

.

We

had

no

material

direct

country

risk

exposures

to

Belarus

or

to

Ukraine

as

of

31 December

2023

and

no

material
reliance on Russian, Belarusian or Ukrainian collateral.
Top

20 country risk net exposures, by product type
USD m Total
Banking products
(loans, guarantees, loan

commitments)
Traded products
(counterparty risk from derivatives
and securities financing)
after master netting agreements
and net of collateral
Trading inventory
(securities and potential
benefits / remaining
exposure from derivatives)
Net of hedges
1
Net of hedges
1
Net of hedges Net long per issuer
3
31.12.23 31.12.22
2
31.12.23 31.12.22
2
31.12.23 31.12.22
2
31.12.23 31.12.22
2
United States 303,410 138,933 234,226 81,875 35,853 27,559 33,331 29,499
United Kingdom 58,202 32,163 33,934 10,887 22,602 19,786 1,666 1,490
Germany 30,634 20,115 14,151 8,255 10,364 6,959 6,118 4,901
Luxembourg 26,161 3,423 25,034 2,717 959 280 169 427
Japan 20,354 22,221 14,338 13,251 5,446 8,559 571 410
Australia 14,972 8,895 8,168 1,365 4,765 5,834 2,038 1,696
France 14,740 10,641 4,844 2,056 5,444 3,980 4,453 4,605
Singapore 12,405 12,137 4,025 3,038 3,555 3,767 4,827 5,332
Canada 11,093 7,832 2,369 274 3,293 3,730 5,431 3,827
China 9,781 4,709 5,720 1,347 918 1,379 3,144 1,983
Netherlands 7,420 5,964 3,490 1,074 2,989 3,767 941 1,123
South Korea 6,139 3,896 1,147 388 1,764 1,042 3,228 2,466
Hong Kong SAR 4,602 3,666 2,636 938 959 1,843 1,007 885
Sweden 4,269 2,283 1,152 158 1,628 1,322 1,490 803
Italy 3,540 1,492 2,501 628 801 703 238 161
Ireland 3,525 199 3,068 48 388 113 69 38
Spain 3,431 1,032 2,456 630 649 201 325 200
Brazil 3,385 1,057 2,380 568 673 249 332 240
Qatar 2,627 641 2,296 96 28 97 302 448
Cayman Islands 2,425 436 1,958 100 315 170 152 166
Total top 20
4
543,115 281,735 369,892 129,693 103,391 91,340 69,832 60,700
1 Before deduction of IFRS 9 ECL allowances and provisions.

2 Comparative period has been restated to reflect a change in the measure used to disclose country risk exposures.

3 Trading inventory exposures are
for UBS Group excluding Credit Suisse only.

4 Excluding Switzerland and supranationals, global funds for UBS Group excluding Credit Suisse,

and shipping finance exposures for Credit Suisse.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

137
Emerging markets¹ net exposure², by internal UBS country rating category
USD m 31.12.23 31.12.22
3
Investment grade 36,851 21,996
Sub-investment grade 7,654 3,173
Total 44,505 25,169
1 We classify countries as emerging

markets based on per capita

GDP,

historical real GDP growth, alignment with

international institutions (such as BIS,

World Bank, IMF,

MSCI) and other factors.

2 Net of credit
hedges (for banking products and for

traded

products); net long per issuer (for trading inventory) for

UBS Group excluding Credit Suisse only. Before deduction of

IFRS 9 ECL allowances and provisions.

3 Comparative
period has been restated to reflect a change in the measure used to disclose country risk exposures.

Sustainability and climate risk
Managing sustainability and climate risk
is a key component of our corporate responsibility.

We define sustainability and
climate risk as the risk that UBS negatively impacts, or is impacted by, climate change, natural capital, human rights, and other environmental, social

and governance (ESG)

matters. Sustainability and

climate risks may

manifest as credit,

market,
liquidity, business

and non-financial risks

for UBS,

resulting in

potential adverse financial,

liability and

reputational impacts.
Group Risk

Control is

responsible for

our firm-wide

sustainability and

climate risk

framework and

the management

of
exposure to sustainability and

climate (financial) risks on

an ongoing basis as

a second line of

defense, while our Group
Compliance,

Regulatory

&

Governance

function

monitors

the

adequacy

of

our

control

environment

for

non-financial
risks,

applying

independent

control

and

oversight.

We

manage

sustainability

and

climate

risk

under

a

dedicated

risk
management framework.
Our

firm-wide

sustainability

and

climate

risk

management

framework

and

related

policy

standards

and

guidelines
underpin our management practices

and control principles,

enabling us to

identify and manage

potential adverse impacts
on

the

climate,

the

environment

and

human

rights,

as

well

as

the

associated

risks

affecting

us

and

our

clients

while
supporting

the

transition

toward

a

net-zero

future.

Overseen

by

senior

management,

the

framework

applies

to

the
balance sheet, our own operations and

our supply chain. In 2023, we

worked to revise this framework and

our processes
across UBS, following the acquisition of the Credit Suisse Group.

Recognizing that

it is

imperative

to have

a consistent

approach to

managing

sustainability

and climate

risk across

the
combined

Group,

we

have

merged

the

sustainability

and

climate

risk

teams

under

the

Sustainability

CRO.

We

also
developed a

combined Group

policy for

sustainability and

climate risks,

including risk

appetite standards.

Furthermore,
we continued to

work toward consolidating our

sustainability and climate risk

metrics and quantitative approaches

across
the

combined

entity, while

enhancing

our

analytical

capabilities

and further

integrating

sustainability

and

climate

risk
considerations into traditional financial and non-financial risks, for example, by enriching our risk

management processes
and reporting around nature-related risks.

The current inventory of quantitative

sustainability and climate risk

metrics, including exposure to

carbon-related assets,
climate-sensitive sectors and nature-related risks for UBS Group excluding Credit Suisse is disclosed in this section. UBS is in the

process

of implementing

a

combined

and

aligned

sustainability-and-climate-risk

dataset

across UBS

Group

and
including Credit Suisse

AG. For this

reason, UBS will

publish UBS Group

and Credit Suisse

AG sustainability and

climate
risk metrics

required

pursuant

to FINMA

Circular

2016/1

“Disclosure

–

banks", Annex

5, in

a

supplement

to the

UBS
Group Annual Report

2023 and the

UBS Group Sustainability

Report 2023, in

line with the

publication timeline for

the
semi-annual Pillar 3 disclosures in the third quarter of 2024.
›
Refer to the UBS Group Sustainability Report 2023,

available under “Annual reporting” at
ubs.com/investors , for more
information about our sustainability and climate

risk investment approach
›
Refer to “Sustainability and climate risk policy

framework”

in the Supplement to the UBS Group Sustainability Report

2023,
available under “Annual reporting” at ubs.com/investors , for more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

138
Risk identification and measurement
On an annual

basis, an assessment of

the materiality of sustainability-

and climate-driven risks is

carried out in

accordance
with the ISO 14001 standard for environmental

management systems.
We aim

to identify

sustainability and

climate risks

at divisional

and cross-divisional

levels, both

through the

assessment
mentioned above and,

increasingly, by integrating

them into the

firm-wide traditional risk

identification and measurement
process. This approach is also applied to significant Group

entities under UBS Group AG.
Our

risk

identification

methodologies

collectively

define

UBS’s

materiality-driven

approach,

focus

areas

and

key

risk
drivers. The outputs of these efforts define our sustainability and climate risk management strategy by:
–
identifying concentrations

of climate-

and nature-sensitive

exposures that may

make UBS vulnerable

to financial and
non-financial

risks,

enabling

prioritization

of

resources

toward

enhanced

risk

quantification

and

subsequent
management actions;
–
supporting the delivery

of a client-centric

business strategy, where

we assist clients

with their sustainability

transition
(e.g., low-carbon transition)

finance, identifying clients that

could benefit from sustainability-focus

UBS products and
services; and

–
providing

information

to

senior

management

to

support

more-informed

decision-making

on

sustainability-

and
climate-driven risks, along with

providing decision-useful information to stakeholders

through our external disclosures.
›
Refer to “Managing sustainability and climate risks”

in the UBS Group Sustainability Report 2023, available

under “Annual
reporting” at ubs.com/investors , for more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

139
Transition risk

Climate-driven transition risk

s

arise from the

efforts to mitigate

the effects of

climate change. They

cover the financial
impact on our clients or on UBS itself through the

credit worthiness of our counterparties or the value

of collateral
we hold
. The financial impacts from climate transition risk could materialize through three key

risk factors:
–
climate policies,

affecting operating expenses (e.g., carbon taxes), analyzed

both directly and indirectly;
–
low-carbon technologies and their potential for disruption,

affecting capital expenditure requirements and / or market
share due to low-cost competition; and
–
shifts in consumer or investor sentiment, affecting revenues

(shifts in consumer demand) or market-perceived value.
To

calculate

our

exposure

to

climate

transition

risks,

we

have

analyzed

economic

sectors

within

our

classification
taxonomy

with

a

view

to

define
s
egments

that

share

similar

characteristics
in

their

vulnerability

to

the

risk

factors
identified above
. The approach consists of grouping

companies into these segments under an adverse risk

scenario. This
scenario is defined as

an immediate and disorderly

approach toward meeting the

well-below-2˚C Paris goal over

the zero-
to-three-year

time

horizon

(reflecting

the

business

planning

horizon).

The

outcome

of

this

process

is

a

sector-level
transition risk heatmap,

where the

risk ratings ranging

from “Low” to

“High”, and

“climate-sensitive” include

the top
three ratings (Moderate, Moderately High and High).

The transition

risk

heatmap

shows that,

at the

end of

2023, UBS

Group

excluding

Credit Suisse

exposure

to climate-
sensitive sectors and related

activities was relatively stable.

Climate-driven transition-risk-sensitive exposure accounted for
12.1%

of

total

customer

lending

exposure

(up

from

11.7%

in

2022),

mainly

driven

by

an

increase

in

exposure

to
commercial real

estate in

Switzerland. This

risk exposure

can be associated

with the

passage of

the Climate

and Innovation
Act in

Switzerland and

the expected

zero-to-three-year impact

on energy-efficiency

rules in

the commercial

real estate
sector. A slight reduction in exposure can be observed in the fossil fuels trading and mining conglomerates sectors.

›
Refer to “Managing sustainability and climate risks”

in the UBS Group Sustainability Report 2023, available

under “Annual
reporting” at ubs.com/investors , for more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

140

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

141

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

142

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

143

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

144
Physical risk

Climate-driven physical risks arise

from acute hazards, which

are increasing in severity and

frequency, and chronic climate
risks arise

from an

incrementally changing

climate. These

effects may

include increased

temperature

and sea-level

rise,
and the

gradual changes

may affect

productivity and

property values

and increase

the severity

and frequency

of acute
hazards.
Our physical risk heatmap methodology groups together corporate counterparties based on exposure to key physical risk
factors

(risk

segmentation),

by

rating

sectoral,

sub-sectoral

and

geographical

vulnerabilities

to

climate-driven

physical
risks. These

vulnerabilities were

identified using

a proprietary

in-house UBS

model. The

model, developed

in 2023,

is a
significant

advancement

from

the

historical

physical

risk

heatmapping

methodology

that

UBS

published

in

2021

and
2022. By leveraging

over a

billion data points,

UBS analyzed

cross-sector information

on asset-level data

(sub-company
level),

third-party

climate

hazard

ratings

through

geospatial

datasets,

and

academic

insights

into

how

hazards

and
production methods may

be aggravated or

complementary (transmission channels).

The analyses were

then quantitatively
aggregated

across assets,

transmission

channels (including

value chains)

and hazards

at a

sub-sector / country

or sub-
country level of granularity.
The refined heatmap methodology shows that

our physical risk vulnerability remained, on

average, moderately low year
on

year.

Given

UBS’s

business

profile,

the

key

drivers

for

UBS’s

climate-sensitive

lending

(physical

risk)

are

financial
intermediation

activities

and,

collectively,

the

services,

agriculture

and

transportation

sectors.

In

its

current

state,

the
model

takes

a

conservative

approach

in

its

key

assumptions,

limiting

full

incorporation

of

geographical

and

sectorial
sources of variability, which may either

further amplify or

mitigate financial vulnerability. We are committed to

addressing
these and other limitations

by continuously improving the modeling

approach in parallel with the

industry, as it continues
to standardize the disclosure of physical

climate risk data, integrates regionalized scientific

climate models, specializes in
its impact

on sectors

and assets,

and collaborates

with a

view to

more informed

decision-making. More

specifically,

in
2024 and

beyond, UBS

will seek

to expand

its use of

vendor data

through both

diversification and

refinement, further
address

the

limitations

presented

due

to

key

assumptions

in

the

model,

and

develop

approaches

to

address

data
limitations in

other types

of assets

(e.g., real

estate).

We

will also

explore

the link

between

the changing

climate

and
nature-related financial risks,

which may result in intensified

compounding vulnerabilities. Companies and

activities that
depend on natural

-capital assets

may be

adversely affected

by a

changing climate,

whose relationships

have proven

to
either reduce or augment ecosystem services like fresh

water or biodiversity.
The physical risk heatmap below

shows that, at the

end of 2023, UBS Group

excluding Credit Suisse exposure to climate-
sensitive sectors

was 9.7% (up

from 8.4%

in 2022).

This increase

was driven

by exposure

to the

services sector,

which
includes financial services activities in emerging markets. Most of the climate-sensitive physical risk exposure is located in countries

that

have

high

adaptive

capacity

to

physical

risk

hazards,

which

is

an

important

aspect

to

consider

when
assessing the 9.7% exposure to physical risk.

›
Refer to “Managing sustainability and climate risks”

in the UBS Group Sustainability Report 2023, available

under “Annual
reporting” at ubs.com/investors , for more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

145

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

146

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

147
Nature-related risks
Nature-related

risks refer

to how

humans

and

organizations

depend

on and

impact

the

natural

environment.

Natural
resources are referred to as natural capital that, in combination, provides the ecosystem services that benefit people and
the planet. Below we describe our understanding of

how UBS’s business model may depend on or

impact those services,
resulting in financial and non-financial risk for UBS.
Biodiversity

is presented

as a

function of

various natural

-capital assets

providing life

on earth

with a

range of

services
(ecosystem services), categorized

and rated for

its role in

the development

of medicines, technologies

and more. UBS‘s
development of

insights in

biodiversity, among

other nature-related

risks, is discussed

in the

context of

improving data
and methodology. Similar to the collaborative effort that

UBS has made on climate-related risks in earlier years,

we have
contributed

to

global

efforts

to

raise

awareness

of

and

exchange

knowledge

about

nature-related

risk

assessment
methodologies.

UBS

has

made

these

contributions

through

its

role

as

a

member

of

the

Taskforce

on

Nature-related
Financial Disclosures since 2021 and the United Nations

Environment Programme Finance Initiative (the UNEP FI) working group

on

nature-related

risks

(since

2018).

As a

key

member

of

the

UNEP

FI

working

group,

UBS

has

supported

the
development of a methodology to assess

nature-related risks from both the

dependency and impact perspectives

to the
natural environment.

UBS took

part in

the collaborative

work to

develop the

Exploring

Natural

Capital Opportunities,
Risks and Exposure

toolkit (ENCORE), which has

been a central input

to UBS’s initial

nature-related risk analysis. The

UNEP
FI coordinated

this working

group in

partnership with

the World

Conservation Monitoring

Centre, Global

Canopy, the
Swiss State Secretariat for Economic Affairs and the Swiss

Federal Office for the Environment.
In 2022, we initially piloted

a quantification approach for

nature-related risks solely based

on dependency of our

clients
on the natural environment, using the ENCORE methodology. This approach enabled us to assess vulnerability to nature-
sensitive economic activities

by our clients,

which may drive

financial risks for

UBS, such as

reduced creditworthiness of
our clients or the value of companies’

debt or of equity posted as collateral

for lending activities. In 2023, we expanded
the definition of our “nature-sensitive metric” to now

include both dependencies and impacts on nature, its

assets, and
the ecosystem

services nature

provides to sustain

human activities.

Our methodology

assigns ratings on

the same scale
and granularity as

our climate-driven

sector-level heatmaps. As

in the case

of the climate-driven

heatmap assumptions,
UBS takes a conservative approach in assigning the overall nature-sensitive risk rating to each of the UBS industry codes.
The key assumption here is

driven by taking the higher

of the two values between

the ENCORE-defined impact and

the
dependency ratings.

Our enhanced

nature-related

risk heatmap

below

shows that

at the

end of

2023,

UBS Group

excluding

Credit Suisse
exposure

to

nature-sensitive

sectors

was

15.1%

(up

from

14.4%

in

2022)

of

our

total

customer

lending

exposure.
Sensitivity is

driven by

sectors that

either have

a high

impact or

a high

dependency on

the natural

environment. These
include metals and mining, utilities, and agriculture. Our business activities are concentrated in Lombard lending and the financial

services

sector,

which

are

rated

as

relatively

low. A

strong

correlation

can

be

observed

between

climate

risk
sensitivity

(both

transition

risk

and

physical

risk)

and

nature-related

risks,

with

a

heightened

correlation

identified

in
climate-sensitive sectors.

›
Refer to “Managing sustainability and climate risks”

in the UBS Group Sustainability Report 2023, available

under “Annual
reporting” at ubs.com/investors , for more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

148

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

149

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

150
Climate scenario analysis

We use scenario-based approaches to

assess our exposure to physical

and transition risks stemming

from climate change.
We have introduced a

series of assessments

performed through industry collaborations in

order to harmonize approaches
for addressing

methodological and

data gaps.

We have

performed top-down

balance sheet

stress testing

(across

pre-
acquisition UBS), as

well as a

targeted bottom-up analysis of

specific sector exposures covering

short-, medium- and

long-
term time horizons.
The work performed includes regulatory scenario

analysis and stress-test exercises, including

the Climate Risk Stress Test
of

the

European

Central

Bank,

which

is

used

to

assess

banks’

preparedness

for

dealing

with

financial

and

economic
shocks stemming from climate

risk; and the Bank of

England 2021 Climate Biennial

Exploratory Scenario: Financial risks
from climate change, which has

enabled UBS to assess management

actions in response to different scenario

results, as
well as perform counterparty-level analysis.
While these exercises showed mild losses

and low exposure to climate risk

for the entities in scope, the

analysis enabled
UBS to enhance climate risk

scenario analysis and stress testing, further

developing our capabilities for assessing risks

and
vulnerabilities from climate change.

In 2023,

we further

advanced our

capabilities surrounding

internal climate

risk scenario

analysis and

stress testing

for
UBS Group excluding Credit Suisse. We enhanced and refined

our climate risk scenarios, with a focus on both transition
and physical

risk projections

across 30

years. Furthermore,

we have

been developing

additional corresponding

climate
risk models

to amend

the

coverage

of

major risk

types

and have
enhanced consistent

modeling approaches

in the
context of real estate energy

performance and location-specific

physical risks.
For details on Credit Suisse’s approach
to climate scenario analysis, refer to the UBS Group Sustainability

Report 2023.
›
Refer to “Managing sustainability and climate risks”

in the UBS Group Sustainability Report 2023, available

under “Annual
reporting” at ubs.com/investors , for more information
›
Refer to “Entity-specific disclosures for Credit Suisse AG”

in the UBS Group Sustainability Report 2023, available under

“Annual
reporting” at ubs.com/investors , for more information
Monitoring and risk appetite setting
As a

part of

the sustainability

and climate

risk monitoring

process,

we have

developed

methodologies

and metrics

to
assess our

ongoing exposure to

carbon-related assets and

climate-sensitive sectors. In

developing our

metrics, we consider
the inputs and guidance

provided by standard-setting organizations, as

well as new or

enhanced regulatory requirements
for climate

disclosures. In

2023,

we continued

working on

methodologies covering climate

transition, physical

and nature-
related risk. Examples of such enhancements include issuer and traded risk products in our risk monitoring and reporting capabilities.

We

have

newly

expanded

reporting

scopes

and

enhanced

methodologies,

which,

together

with

the
underlying metrics, are illustrated in the table below.
›
Refer to “Climate-related materiality assessment” in the UBS

Group Sustainability Report 2023, available under “Annual
reporting” at ubs.com/investors , for more information
The table below includes climate-

and nature-related risk metrics for UBS Group

excluding Credit Suisse and UBS AG on
standalone basis, as well as for UBS Switzerland AG and UBS Europe SE, both on a standalone basis.

Respective climate-
and nature-related risk metrics will be published for UBS Group and Credit Suisse AG in a supplement to the UBS Group
Annual Report

2023 and

the UBS Group

Sustainability Report

2023, in

line with

the publication

timeline for

the semi-
annual Pillar 3 disclosures in the third quarter of 2024.
Carbon-related assets proportion of total customer lending exposure for

UBS Group excluding Credit Suisse decreased to
7.2%

in

2023

from

7.5%

in

2022.

In

2023,

the

share

of

climate-sensitive

sectors

for UBS

Group

excluding

Credit
Suisse was 12.1% for transition risk and 9.7 % for physical

risk of our total customer lending exposure.
The main driver for transition risk

was an increase in exposure to

commercial real estate in Switzerland. This risk exposure
was associated

with the

passing of

the Climate

and Innovation

Act in

Switzerland and

the expected

zero-to-three-year
impact on energy-efficiency rules in the commercial real

estate sector. The key driver for

physical risk was exposure to the
services sector, which includes

financial services activities in emerging markets. Most of the climate-sensitive physical risk exposure was located in countries that have high levels of

capacity to adapt to physical risk hazards.
The

year-end

2023

exposure

to

nature-sensitive

sectors

of

the

UBS

Group

was

15.1%

of

the

total

customer

lending
exposure. For nature-related

risk, sensitivity was

driven by sectors

that either have

a high impact

or a high

dependency
on

the

natural

environment.

These

include

metals

and

mining,

utilities,

and

agriculture.

Our

business

activities

are
concentrated in Lombard

lending and the

financial services sector,

which are rated

as having relatively

low sensitivity to
nature risk. A

strong correlation can

be observed between

climate risk sensitivity

(both transition and

physical) and nature-
related risks, with a heightened correlation in climate-sensitive sectors.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

151
Risk management – climate- and nature-related metrics
For the year ended % change from
31.12.23 31.12.22 31.12.21 31.12.22
Climate- and nature-related metrics (USD bn)
1, 2
Carbon-related assets UBS Group excluding Credit Suisse
1, 2, 3, 4, 5
34.2 33.6 36.0 1.7
Carbon-related assets proportion of total customer lending

exposure, gross (%)
1, 2, 3, 4, 5
7.2 7.5 7.8
Carbon-related assets: UBS AG (standalone)
1, 2, 3, 4, 5
8.5 8.6 9.9 (1.5)
Carbon-related assets: UBS Switzerland AG (standalone)
1, 2, 3, 4, 5
26.6 24.6 25.6 8.0
Carbon-related assets: UBS Europe SE (standalone)
1, 2, 3, 4, 5
0.0 0.0 0.0 (25.7)
Exposure to climate-sensitive sectors, transition risk UBS Group excluding Credit

Suisse
1, 2, 4, 5, 6
58.1 52.5 52.4 10.6
Climate-sensitive sectors, transition risk, proportion of total customer lending exposure, gross (%)
1, 2, 4, 5, 6
12.1 11.7 11.4
Exposure to climate-sensitive sectors, transition risk: UBS AG (standalone)
1, 2, 4, 5, 6
9.9 9.2 9.6 7.8
Exposure to climate-sensitive sectors, transition risk: UBS Switzerland AG (standalone)
1, 2, 4, 5, 6
47.5 41.2 41.1 15.1
Exposure to climate-sensitive sectors, transition risk: UBS Europe SE (standalone)
1, 2, 4, 5, 6
0.0 0.0 0.0 (0.1)
Exposure to climate-sensitive sectors, transition risk: Traded products, UBS Group excluding Credit Suisse
1, 2, 4, 5, 6, 7
0.9
Exposure to climate-sensitive sectors, transition risk: Issuer risk, UBS Group excluding Credit Suisse
1, 2, 4, 5, 6, 8
4.6
Exposure to climate-sensitive sectors, physical risk UBS Group excluding

Credit Suisse
1, 2, 4, 5, 6
46.2 38.0 36.7 21.4
Climate-sensitive sectors, physical risk, proportion of total customer lending exposure, gross (%)
1, 2, 4, 5, 6
9.7 8.4 8.0
Exposure to climate-sensitive sectors, physical risk: UBS AG (standalone)
1, 2, 4, 5, 6
52.7 44.8 42.1 17.7
Exposure to climate-sensitive sectors, physical risk: UBS Switzerland AG (standalone)
1, 2, 4, 5, 6
15.7 14.8 16.0 5.8
Exposure to climate-sensitive sectors, physical risk: UBS Europe SE (standalone)
1, 2, 4, 5, 6
0.0 0.0 0.0 122.3
Exposure to climate-sensitive sectors, physical risk: Traded products, UBS Group excluding Credit Suisse
1, 2, 4, 5, 6, 7
7.2
Exposure to climate-sensitive sectors, physical risk: Issuer risk, UBS Group excluding Credit Suisse
1, 2, 4, 5, 6, 8
15.7
Exposure to nature-related risks UBS Group excluding

Credit Suisse
1, 4, 5, 6, 9
72.0 64.6 67.3 11.4
Exposure to nature-related risks, proportion of total customer lending exposure, gross (%)
1, 4, 5, 6, 9
15.1 14.4 14.7
Exposure to nature-related risks: UBS AG (standalone)
1, 4, 5, 6, 9
14.4 12.0 12.7 20.1
Exposure to nature-related risks: UBS Switzerland AG (standalone)
1, 4, 5, 6, 9
56.3 49.8 49.7 13.0
Exposure to nature-related risks: UBS Europe SE (standalone)
1, 4, 5, 6, 9
0.1 0.0 0.0 205.1
Exposure to nature-related risks: Traded products, UBS Group excluding Credit Suisse
1, 5, 7, 9
1.2
Exposure to nature-related risks: Issuer risk, UBS Group excluding

Credit Suisse
1, 5, 8, 9
3.5
1 Methodologies for assessing climate- and nature-related risks are emerging and may change over time. As the methodologies,

tools, and data availability improve, we will further

develop our risk identification and
measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans.

2 Metrics are calculated and restated based on the 2023 methodology, across three years of reporting, 2021–
2023.

3 As defined by the Task

Force on Climate-related Financial Disclosures

(the TCFD), in its expanded definition

published in 2021, UBS defines carbon-related

assets through industry-identifying attributes of
the firm’s banking

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

risks, unlike UBS

climate-sensitive-sectors methodology, which

takes a risk-
based approach to defining

material exposure to climate

impacts.

4 Total customer

lending exposure consists

of total loans and

advances to customers

and guarantees,

as well as irrevocable

loan commitments
(within the scope of expected credit loss) and is based on consolidated and standalone IFRS numbers. The credit

exposure includes portfolio adjustment bookings, which are

either directly impacting the metrics, and
have been reflected in the heatmaps, or are impact assessed and immaterial to the metrics representation.

5 UBS continues to collaborate to resolve methodological and data challenges, and seeks to integrate both impacts to and dependency on a changing natural and climatic environment in how it evaluates risks and opportunities.

6 Climate-

and nature-related risks are scored between 0 and 1, based on sustainability and climate risk transmission channels, as

outlined in the Supplement to the UBS

Group Sustainability Report 2023. Risk ratings

represent a range of scores across

five-rating categories: low, moderately

low, moderate,
moderately high, and high. The climate-

or nature-sensitive exposure metrics are determined based upon the top three of the five rated categories: moderate to high.

7 Traded products are newly disclosed for 2023.
Risk exposures consist of receivables from securities financing transactions,

cash collateral receivables on derivative instruments

and financial assets measured at amortized cost.

8 Issuer risk, is newly disclosed for
2023. Risk exposures consist of high-quality liquid assets assets, debt securities, bonds and liquidity buffer securities.

9 Nature-related risk metric methodology has been further strategically enhanced, as part of an ongoing collaboration between UBS and UNEP FI.

The table

below presents a

view of UBS’s

risk profile and

year-on-year changes, when

compared with 2022,

within sectors
and across climate-

and nature-related

risks. It shows

UBS Group excluding

Credit Suisse’s total

exposure to and

trends
in each sector, followed by an exposure-weighted risk rating, the trend in the underlying quantitative score year on year,
and, finally, the total absolute exposure, rated as

moderate,

moderately high or high, within that sector.

This is presented
for

all

three

risk

types.

Exposures

may

appear

under

one

or

more

of

the

risk

types

and,

therefore,

cannot

be

added
together; this is because the methodologies are distinct in their approach and application.
Overall, UBS Group

excluding Credit

Suisse had

a moderate

or moderately

low outlook

across the

three risk

categories
as of the end of 2023. We found that most year-on-year fluctuations were driven by an increase in lending and changes
in the risk profile relating to commercial real estate

activities, especially in Switzerland. The changes in the risk profile can
be attributed to regulatory action in Switzerland regarding

climate policies.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

152
Risk exposures by sector for UBS Group excluding Credit Suisse
1, 2, 3, 4, 5
Transition risk Physical risk Nature-related risk
8
Sector / Sub-sector
2023
exposure
(USD bn)
2022–
2023
exposure
trend
6
Weighted
average
transition risk
rating 2023
7
2022–
2023
weighted
average
transition
risk trend
6
2023
transition
risk
climate-
sensitive
exposure
(USD
bn)
5
Weighted
average
physical risk
rating 2023
7
2022 risk-
rating
category
6
2023
physical
risk
climate-
sensitive
exposure
(USD
bn)
5
Weighted
average nature-
related risk
rating 2023
7
2022–
2023
weighted
average
nature-
related
risk trend
6
2023
nature-
related
risk
climate-
sensitive
exposure
(USD
bn)
5
Agriculture
Agriculture, fishing and forestry 0.30
↑
Moderate
→
0.23 Moderate
→
0.08 High
→
0.30
Food and beverage 3.72 ↑ Moderately high → 3.72 Moderate → 2.08 Moderate → 3.71
Financial services
Financial services 60.72 ↑ Moderately low ↓ 0.00 Moderate → 17.47 Low → 0.06
Fossil fuels
Downstream refining, distribution 0.25 ↓ Moderately high → 0.25 Moderate → 0.16 Moderately high → 0.24
Integrated oil and gas 0.32 ↓ Moderately high → 0.32 Moderately low → 0.00 High → 0.32
Midstream transport, storage 0.17 ↑ Moderate → 0.17 Moderate → 0.17 Moderately low → 0.00
Trading fossil fuels 4.55 ↓ Moderately high → 4.55 Moderate → 0.57 Moderate → 4.44
Upstream extraction 0.21 ↑ High → 0.21 Moderate ↓ 0.18 High → 0.21
Industrials
Cement or concrete manufacture 0.35
↑
High
→
0.35 Moderate
→
0.13 High
→
0.35
Chemicals manufacture 1.71 ↑ High → 1.71 Moderate → 0.39 Moderately high ↓ 1.71
Electronics manufacture 2.08
↑
Moderately low
→
0.00 Moderate
→
0.53 Moderate
→
0.82
Goods and apparel manufacture 2.63 ↑ Moderately high → 2.63 Moderate → 1.58 Moderate → 2.55
Machinery manufacturing 3.73
↑
Moderately high
→
3.26 Moderate
→
0.59 Moderately high
→
3.72
Pharmaceuticals manufacture 2.12 ↑ Moderately high → 2.12 Moderate → 0.89 Moderate → 2.10
Plastics and petrochemicals
manufacture 0.91 → Moderately high → 0.91 Moderate → 0.28 Moderate → 0.51
Metals and mining
Mining conglomerates (incl.
trading) 2.06 ↓ Moderately high → 2.06 Moderate → 0.05 Moderate → 2.06
Mining and quarrying 0.43
→
Moderate
→
0.12 Moderate
→
0.37 High
→
0.43
Production of metals 0.59 ↑ Moderately high → 0.59 Moderate → 0.39 Moderately high ↓ 0.25
Private lending
Lombard 122.76 ↓ Moderately low → 0.00 Moderately low → 0.00 Low → 0.00
Private lending, credit cards,
others
9
2.90
↓
Not classified
→
0.00 Not classified
→
0.00 Not classified
→
0.00
Real estate
Development and management 4.58 ↓ Moderately high → 4.40 Moderately low → 0.42 Moderately high → 4.58
Commercial real estate 55.09
↑
Moderate
→
24.75 Moderately low
→
2.87 Moderately low
→
26.71
Residential real estate 176.70 ↑ Moderately low → 0.00 Low → 0.00 Low → 0.00
Services and technology
Services and technology 19.10 ↑ Moderately low → 0.00 Moderate → 11.24 Moderate → 10.49
Sovereigns
Sovereigns 2.77 → Moderate → 0.09 Moderately low → 0.04 Low → 0.00
Transportation
Air transport 1.72 → Moderately high → 1.72 Moderate → 1.58 Moderately high → 1.72
Automotive 0.41 ↑ Moderate → 0.11 Moderate → 0.36 Moderate → 0.41
Rail freight 0.50 ↑ Low → 0.00 Moderate → 0.39 Moderate → 0.49
Road freight 0.51 → Moderately high → 0.51 Moderate → 0.43 Moderately high → 0.51
Transit 0.59 → Moderately low → 0.00 Moderate → 0.54 Moderate → 0.23
Transportation parts and
equipment supply 0.65
↑
Moderately high
→
0.65 Moderate
↓
0.34 Moderate
→
0.65
Water transport 0.64 ↑ Moderately high → 0.64 Moderate → 0.64 Moderately high → 0.64
Utilities
Power generation 1.73 → High → 1.71 Moderate ↓ 1.36 Moderately high → 1.73
Waste treatment 0.27
↑
Moderately high
↑
0.27 Moderate
→
0.05 Moderately low
↓
0.02
Not classified
9
0.12 ↑ Not classified → 0.00 Not classified → 0.00 Not classified → 0.00
Grand total 477.89 ↑ Moderate → 58.05 Moderately low → 46.18 Moderately low → 71.97
1 Methodologies for assessing climate- and nature-related risks are emerging and may change over time. As the methodologies,

tools, and data availability improve, we will further

develop our risk identification and
measurement approaches. Lombard lending rating is assigned based on the average riskiness of loans.

2 Metrics are calculated and restated based on the 2023 methodology, across three years of reporting, 2021–
2023.

3 Total customer

lending exposure consists

of total loans

and advances to

customers and guarantees,

as well as

irrevocable loan commitments

(within the scope

of expected credit

loss), and is

based on
consolidated and standalone IFRS Accounting Standards numbers. The credit exposure includes portfolio adjustment bookings, which are either directly impacting the metrics, and have been reflected in the heatmaps,
or are impact assessed and

immaterial to the metrics

representation.

4 UBS continues to collaborate

to resolve methodological and

data challenges, and

seeks to integrate both

impacts to and dependency

on a
changing natural and climatic environment in how it evaluates risks and opportunities.

5 Climate- and nature-related risks are scored between 0 and 1,

based on sustainability and climate risk transmission channels, as outlined in

the Supplement

to the

UBS Group

Sustainability Report

2023, available

under “Annual

reporting” at

ubs.com/investors.

Risk ratings

represent a

range of

scores across

five-rating categories:

low,
moderately low,

moderate, moderately

high, and high. The

climate- or nature-sensitive

exposure metrics are determined

based upon the top

three of the five

rated categories: moderate

to high.

6 As a

material
change in risk profile (discrete risk

score, weighted average per

sub-sector) is considered a >5%

shift up, or down, year

on year. Similarly,

for absolute exposure.

7 Displayed ratings represent

exposure-weighted
averages for a given sector scope.

8 Nature-related risk metric methodology has been further strategically enhanced, as part of an ongoing collaboration between UBS and UNEP FI.

9 Not classified represents the
portion of UBS’s business activities where methodologies and data are not yet able to provide a rating,

e.g., private individuals.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

153
Non-financial risk
Non-financial

risk

is

the

risk

of

undue

monetary

loss

and

/

or

non-monetary

adverse

consequences

resulting

from
inadequate or failed internal processes, people and / or systems, failure to comply with laws and regulations and internal
policies and

procedures, or

external events

(deliberate, accidental

or natural)

that have

an impact

on UBS, its

clients or
its markets.
Key developments
We have identified nine non-financial risk themes as

being currently key to us. These are:
– governance and legal structure integration;
– financial and regulatory reporting;
– operational resilience, stability and cybersecurity;
– data life cycle;
– investor protection and market interaction;
–
strategic growth initiatives and cross-divisional interaction

;
–
the evolving

nature of

anti-money laundering

(AML), know

your client

(KYC), sanctions,

anti-bribery and

corruption
(ABC), and fraud;
– employee conduct, capacity and culture; and
– environmental, social and governance (ESG) risks.
UBS

continues

to

actively

manage

the

non-financial

risks

emerging

from

the

acquisition

of

the

Credit

Suisse

Group,
including

the

current

operation

of

dual

corporate

structures,

and

the

scale,

pace

and

complexity

of

the

required
integration activities. These

activities continue to be

managed by the

program run by our

Group Integration Office.

The
integration of Credit Suisse

requires data to be

migrated into the UBS

environment and we

aim to ensure

that we have
robust controls to preserve data

integrity, quality and availability to mitigate

data migration risks and to meet

regulatory
expectations.
Through this period of change,

we place an increased focus on maintaining and enhancing our control environment and continue

to

cooperate

with

regulators

in

relation

to

the

submission

and

execution

of

implementation

plans

to

meet
regulatory

expectations,

including

remediation

requirements

applicable

to

Credit

Suisse AG.

In

addition,

the

Group

is
closely monitoring non-financial risk indicators to detect

any potential for adverse impacts on the control environment.
There is an

increased risk

of cyber-related

operational disruption to

business activities

at our locations

and / or

those of
third-party suppliers due

to operating an

enlarged group of

entities. This is

combined with the

increasingly dynamic threat
environment,

which

is

intensified

by

current

geopolitical

factors

and

evidenced

by

the

increased

volumes

and
sophistication of cyberattacks against financial institutions globally.
Cyberattacks on third-party vendors have affected our operations in the past and continue to be a source of residual risk to our

business.

We

remain

on

heightened

alert

to respond

to

and

mitigate

elevated

cyber-

and

information-security
threats. During the first quarter

of 2023, a third-party vendor, ION XTP,

suffered a ransomware attack,

which resulted in
some disruption to our

exchange-traded derivatives clearing activities, although we restored our services within

36 hours,
using an available alternative solution. Following a post-incident review, we are improving our frameworks for managing
third parties that

support our

important business services

and are taking

actions to enhance

our cyber-risk assessments
and

controls

over

third-party

vendors.

We

continue

to

invest

in

improving

our

technology

infrastructure

and
information-security governance to improve our defense, detection and response capabilities against cyberattacks.
In

addition,

we

are

working

to

enhance

our

operational

resilience

to

address

these

heightened

risks

and

to

meet
regulatory

deadlines

through

2026.

We

are

implementing

a

global

framework

designed

to

drive

enhancements

in
operational

resilience

across

all

business

divisions

and

relevant

jurisdictions,

as

well

as working

with

the

third

parties,
including

vendors,

that

are

of

critical

importance

to

our

operations

to

assess

their

operational

resilience

against

our
standards.
The increasing

interest in

data-driven advisory

processes, and

use of

artificial intelligence

(AI) and

machine learning,

is
opening up new questions related to the fairness of AI algorithms, data life-cycle management, data ethics, data privacy and security,

and records

management.

In addition,

new risks

continue to

emerge, such

as those

that result

from the
demand from our

clients for

distributed ledger

technology, blockchain-based

assets and

cryptocurrencies; however,

we
currently have limited

exposure to such

risks, and relevant

control frameworks for

them are implemented

and reviewed
on a regular basis as they evolve.
Competition to find new business opportunities,

products and services across the financial services sector, both for firms
and for customers, is

increasing,

particularly during periods of

market volatility and economic

uncertainty. Thus, suitability
risk,

product

selection,

cross-divisional

service

offerings,

quality

of

advice

and

price

transparency

remain

areas

of
heightened focus for UBS and for the industry as a whole.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

154
Evolving ESG regulations

and major legislation, such as the Consumer Duty regulation

in the United Kingdom, the Swiss
Financial Services

Act (FIDLEG)

in Switzerland,

Regulation Best

Interest (Reg

BI) in

the US

and the

Markets in

Financial
Instruments Directive II

(MiFID II) in

the EU, all

significantly affect

the industry and

have required adjustments

to control
processes.
Cross-border

risk

(including

unintended

permanent

establishment)

remains

an

area

of

regulatory

attention

for

global
financial institutions, including

a focus on

market access, such

as third-country market

access into

the European Economic
Area, and taxation of US persons.

We maintain a series of controls designed to

address these risks, and we are increasing
the number of controls that are automated.
Financial

crime,

including

money

laundering,

terrorist

financing,

sanctions

violations,

fraud,

bribery

and

corruption,
continues to present a

major risk, as technological

innovation and geopolitical

developments increase the

complexity of
doing business and heightened regulatory

attention continues. An effective financial crime

prevention program therefore
remains essential,

and we continue to

focus on strategic enhancements to

our global AML, KYC

and sanctions programs.
Money

laundering

and

financial

fraud

techniques

are

becoming

increasingly

sophisticated,

and

geopolitical

volatility
makes the sanctions

landscape more complex.

The extensive and continuously

evolving sanctions arising from

the Russia–
Ukraine war require constant attention to prevent

circumvention risks, while the conflicts in

the Middle East may increase
terrorist-financing risks.
Achieving fair

outcomes for

our clients,

upholding market

integrity and

cultivating

the highest

standards of

employee
conduct are of

critical importance

to us. We

maintain a conduct

risk framework

across our activities,

which is designed
to align

our

standards and

conduct with

these

objectives

and to

retain

momentum

on fostering

a

strong

culture.

On
5 January 2024, we integrated the UBS and

Credit Suisse conduct risk frameworks

to align our handling of conduct risk
across the firm.
In

September

2022,

the

US

Securities

and

Exchange

Commission

(the

SEC)

and

the

Commodity

Futures

Trading
Commission

(the

CFTC)

issued

settlement

orders

relating

to

communications

recordkeeping

requirements

in

our

US
broker-dealers

and our

registered

swap

dealers.

In response

to shortcomings

identified

in that

context,

we

continued
work on a global remediation program started in 2022.
Non-financial risk framework
We follow a Group-wide non-financial risk framework that establishes requirements for identifying, managing, assessing and mitigating operational,

compliance and financial

crime risks to achieve

an agreed balance between

risk and return.
It is built on the following pillars:
–
classifying inherent risks through 19 non-financial risk taxonomies, which define the universe of material non-financial
risks that can arise as a consequence of our business activities and external factors;
–
performing

control

assurance

activities,

including

self-assessing

the

design

and

operating

effectiveness

of

controls,
first- and second-line-of-defense control reviews and

independent control testing;
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
of non-financial

risk management

within their

legal entities.

Group function

heads are

accountable for

supporting the
divisional Presidents and legal

-entity-responsible executives of

our legal entities in

the discharge of this

responsibility, by
confirming completeness

and effectiveness

of the control

environment and non-financial

risk management

within their
Group functions. Collectively,

divisional Presidents, central

Group function heads

and legal-entity-responsible executives
are in charge of implementing the non-financial risk framework

.
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

155
Group Compliance,

Regulatory & Governance started working under

integrated governance in June 2023, and progress
has been made

with the rolling

out of the

non-financial risk framework methodology

and standards,

which will be

further
aligned during 2024. To date, a unified non-financial risk framework policy and selected related guidance documents for
the combined organization have been rolled out, with

data, reporting and risk assessments being manually combined, or presented separately, until systems and processes are fully

aligned.
In 2023, we successfully executed

on the framework enhancements

designed in 2022, with,

for example, several cycles
of risk appetite

assessments performed

on the basis

of the Group-wide

non-financial risk appetite

statements across all
taxonomies. We focused on improving effectiveness by simplifying and digitalizing the non-financial risk framework and
respective processes.
All functions

within UBS

are required

to periodically

assess the

design and

operating effectiveness

of key

internal non-
financial risk

controls. The

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
Cybersecurity
Risk management and strategy

Cyber-

and information

security risk

is the

risk that

a

malicious

internal or

external act,

or a

failure

of IT

hardware

or
software,

or

human

error

may

have

a

material

impact

on

confidentiality,

integrity,

or

availability

of

UBS’s

data

or
information systems.
Cybersecurity is a key operational risk facing UBS

and we devote considerable resources to establishing

and maintaining
processes for assessing, identifying

and managing cybersecurity

risk through our global workforce

and cyber-operations
centers around the world.

›
Refer to “Risk governance” in this section

for information about our approach to risk management,

including our risk governance
framework
Governance
In line

with our

overall non-financial

risk management

framework,

we take

a cross-functional

approach to

addressing
cybersecurity

risk,

with

the

Group

Operations

and

Technology

Office

(GOTO),

business

divisions,

Group

Compliance,
Regulatory & Governance (GCRG), Group

Risk Control, Group Legal,

and Group Internal Audit all playing

key roles. Our
risk control framework follows the three-lines-of-defense model. GOTO establishes the policies and procedures designed
to

safeguard

our

information

systems

and

the

information

those

systems

collect

and

process.

The

business

divisions,
together

with GOTO,

are

then responsible

for

implementing

those

policies

and

procedures

as part

of the

first line

of
defense.

Group

Compliance,

Regulatory

&

Governance

(GCRG)

leads

the

second

line

of

defense,

by

convening

and
consulting with additional

control functions to provide

independent oversight, and challenges

the first line’s

cybersecurity
framework and

implementation. As

the third

line of

defense, Group

Internal Audit

conducts independent

reviews and
validates the first-line and second-line processes and

functions.
The Cyber- and

Information Security

Committee (the

CIS-C) is the

primary decision-making

body with oversight

of and
accountability for the Group-wide cyber- and information security

(CIS) program. The committee is jointly chaired by the
Group

Chief Operations

and Technology

Officer and

the

Group

Chief Compliance

and Governance

Officer.

The

Head
Group Internal Audit

is a

standing guest. The

committee meets on

a monthly basis

and serves as

a platform for

interaction
across all

business divisions, Group

functions and the

three lines of

defense for the

identification and effective

governance
of CIS

strategy, risks

and regulatory obligations.

The CIS-C governance

structure is

intended to

streamline decision-making
and, where

necessary, escalation

to the

Board of

Directors (the

BoD) and

Group Executive

Board (GEB),

who maintain
overall responsibility for overseeing UBS.

Because Credit Suisse and

UBS still have separate

digital platforms, Credit Suisse

maintained much of its

pre-acquisition
cyber- and

information security

governance during

2023, but

was increasingly

aligned to

the UBS

CIS risk

governance
framework. Credit Suisse’s CIS program is led by the Credit Suisse Chief

Information Security Officer, who reports to the
Credit

Suisse

Chief

Technology

Officer

and

the

UBS

Group

Chief

Information

Security

Officer

(the

Group

CISO).

In
addition, the Credit Suisse Chief Technology Officer and Credit

Suisse Chief Operations Officer report to the Group Chief
Operations and Technology Officer.
›
Refer to “Cybersecurity governance” in

“Board of Directors” in the “Corporate governance”

section of this report for more
information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

156
Our cyber- and information security program
Our CIS program is led by the Group CISO, who

reports both to the Group Chief Operations and Technology Officer and
the

Group

Chief

Compliance

and

Governance

Officer.

The

CIS

program

is

designed

to

identify,

prevent,

detect

and
respond to CIS events, with the goal of

maintaining the integrity and availability of our technology infrastructure and the confidentiality

and

integrity

of

our

information.

Our

Group

CISO,

senior

management

within

GOTO,

as

well

as
management

personnel overseeing

the CIS

program,

all have

substantial relevant

expertise

in the

areas

of cyber-

and
information security.

Our CIS program includes the following elements:
– Threat intelligence:

We systematically gather

threat information and

monitor threat alerts

from external sources.

Our
cyber-threat

intelligence

team

analyzes

such

information

and

uses

it

to

enhance

existing

defense

capabilities,

to
respond to identified threats and to adjust our cybersecurity strategy where needed.

–
Preventative and detection

controls:

We use layered

firm-wide controls to

prevent and detect

cyberattacks. Defenses
include system hardening, firewalls, intrusion prevention

and detection systems, and other controls. External

network
connections are identified

and recorded in

an inventory. Access

rights are defined

for information assets,

and IT systems
and

applications

enforce

authentication.

We

maintain

access

controls

and

approval

processes

designed

to

prevent
unauthorized access.
–
Cyber-defense

and

incident

response

capabilities
:

The

Cybersecurity

Operations

Center

is responsible

for

providing
24/7/365

real-time

monitoring,

detection

and

response

capabilities

for

cybersecurity

threats

and

attacks.

Incidents
assessed

as

having

the

potential

to

adversely

affect

our

critical

operations

are

subject

to

mandatory

management
notification.

If

assessed

as

potentially

significant,

cybersecurity

and

data

incidents

are

managed

under

our

crisis
management framework.
–
Education and

training:
All UBS

staff, including

the external

workforce,

receive appropriate

CIS awareness

training,
commensurate with their roles and responsibilities.

– Third-party risk:

Vulnerabilities

in the

cyber-risk environment

of third

parties represent

a particular

threat to

our CIS
and our ability to maintain our

business services. We follow a risk-based approach to

assess and mitigate cybersecurity
risks related to third parties. Third-party services

and processes are monitored and checked

on an ongoing basis, with
appropriate

supervision

from

the

CIS-C.

This

is

a

key

component

of

our

third-party

risk

management

program,
notwithstanding the

challenges we

face in

imposing the

same levels

of protection

to the

systems and

data of

third
parties that we rely on ourselves.

–
Monitoring

and

testing:

Effective

incident

response

and

problem

management

processes

are

complemented

by
vulnerability assessments, penetration

and testing

engagements based

on specific

threat scenarios

that simulate

tactics,
techniques

and

procedures

that

might

be

used

against

our

systems,

as

mandated

by

our

policy

regulations.

This
includes testing

by internal

and external

red teams.

Actual security-related

events are

directly correlated

with threat
scenarios to monitor and

detect potential threats, such

as network-intrusion and malware-driven events.

Our deployed
security measures are designed with

the objective to isolate and

contain threats that are detected to

allow for effective
incident response and analysis.
Our cybersecurity assessment framework
Our cybersecurity

assessment

framework

includes internal

and external

cybersecurity

risk assessments

for applications
and bank processes

alongside a

structured risk

assessment process

of third-party

service providers.

These processes

are
designed, along with our security capabilities, to support

business objectives and priorities.

We

conduct

assessments

to

evaluate

and

test

our

cybersecurity

program,

and

provide

guidance

on

operating

and
improving

the

CIS

program,

including

the

design

and

operational

effectiveness

of

the

security

and

resiliency

of

our
information systems.

Our assessments,

along with

our threat

intelligence capabilities,

are used

to assess

and prioritize
programs to

improve our

security, our

incident response

capabilities and

our operational

resilience. As

the cyber-threat
landscape evolves at an increasing

pace, we seek to enhance

our cybersecurity controls to

meet developing threats. We
have

ongoing

programs

that

are

intended to

increase

our

cybersecurity

maturity

across

various

dimensions,

including
governance, identification,

protection and

detection, as

well as cyberattack

response and recovery,

and risk from

third-
party service providers.

We recognize

that we

will never

be able

to completely

eliminate the

risk of

a future

cyberattack, but,

by using

a risk-
based approach, we

work toward reducing

the likelihood of

a successful attack

and toward mitigation

of the potential
business impact of such an attack.

The BoD, its Risk Committee and the GEB receive regular presentations and reports throughout the year from our Group
Chief

Operations

and

Technology

Officer

and

our

Group

CISO

on

internal

and

external

cybersecurity

developments,
threats

and

risks.

In

addition,

on

a

quarterly

basis, the

BoD receives

reports

on

the

performance

of

cybersecurity

risk
appetite

metrics,

including

metrics

on

vulnerabilities

and

third-party

cybersecurity

risks

and

incidents,

and

is

notified
promptly if

a Board-level

cybersecurity risk

limit is

breached. The

Risk Committee

of the

BoD and

the GEB

also receive
regular updates on CIS strategy, risks and alignment with

regulatory requirements.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Risk management and control

157
Operational resilience and incident response

Our business

continuity and

resilience

framework

is designed

to limit

the disruption

cybersecurity events

cause to

our
business activities.

In accordance

with the

firm’s cyber-incident

response

framework,

the CIS-C,

including the

incident
response

team,

tracks,

documents,

responds

to

and

analyzes

cybersecurity

threats

and

incidents,

including

those
experienced by

the firm’s

third-party

service providers

that may

impact the

firm. Additionally,

we maintain

established
procedures

for responding

to, and

escalating, cybersecurity

and other

system availability

incidents. These

are

regularly
practiced, including tabletop exercises up to and

including the GEB and BoD levels.

Our cybersecurity and

data confidentiality contingency plans

include event playbooks and

escalation procedures designed
to support a structured

assessment of potential

incidents and timely

escalation and reporting

of incidents based

on the
assessed potential impact.

Incidents assessed to

have the potential to

adversely affect our

critical operations are

subject
to

mandatory

management

notification.

If

assessed

as

potentially

significant,

cybersecurity

and

data

incidents

are
managed

under

our

crisis

management

framework,

which

provides

pre-established

cross-functional

task

forces

to
manage the incident, ensure appropriate

and timely regulatory, market

and client communications and robust oversight
by management, with escalation frameworks to inform and

ensure oversight by the GEB and the BoD.
›
Refer to “Crisis management framework” in the

“Regulation and supervision” section of this

report for more information about
our crisis management framework
Advanced measurement approach model
The non-financial risk

framework outlined above

underpins the calculation

of regulatory capital

for operational

risk, which
enables us to quantify operational risk

and define effective risk-mitigating management

incentives as part of the related
operational risk capital allocation approach to the business divisions.
We

measure

Group

operational

risk

exposure

and

calculate

operational

risk

regulatory

capital

using

the

advanced
measurement

approach

(AMA)

in

accordance

with

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

and
international requirements.

In 2023,

we introduced

an aggregation

of the

AMAs for

UBS AG and

Credit Suisse AG

to
report on total operational

-risk-related risk-weighted

assets (RWA) for the

UBS Group. The related

diversification effect,
agreed with FINMA, resulted in a USD 10bn reduction for

reported RWA from the second quarter of 2023 onward.
An

entity-specific

AMA

model

has

been

applied

for

UBS

Switzerland AG,

while

for

other

regulated

entities

the

basic
indicators or

standardized approaches

are adopted

for regulatory

capital in

agreement

with local

regulators. Also,

the
methodology of the UBS AMA is leveraged for entity-specific

internal capital adequacy assessment processes.
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
in busines

s

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

Model

Risk
Management & Control in line with the Group’s model risk management framework.
The AMA is expected to

be replaced by the

standardized approach for regulatory

capital determination purposes

in line
with the relevant Basel Committee for Banking Supervision Basel III capital regulations. UBS is interacting closely with the
relevant Swiss authorities to discuss the implementation

details and related implementation timeline.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet

158
Capital, liquidity and funding, and balance sheet

159
Capital management
159
Capital management objectives, planning and activities
160
Swiss SRB total loss-absorbing capacity framework
163
Total loss-absorbing capacity
167
Risk-weighted assets
168
Leverage ratio denominator
170
Liquidity and funding management
170
Strategy, objectives and governance
170
Liquidity and funding stress testing
171
Funding management
172
Liquidity coverage ratio
173
Too -big-to-fail liquidity requirements
173
Net stable funding ratio
173
Balance sheet and off-balance sheet
173
Balance sheet
177
Off-balance sheet
179
Cash flows
180
Currency management
180
UBS shares

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

159
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
As of 31 December 2023,

our CET1 capital ratio

was 14.4% and

our CET1 leverage ratio

4.6%, each above our

capital
guidance

and

also

above

the

requirements

for

Swiss

systemically

relevant

banks

(SRBs)

and

the

Basel

Committee

on
Banking Supervision (the BCBS) requirements. We believe that our capital strength, consistent with our capital guidance, is a source

of confidence for

our stakeholders, contributes

to our sound

credit ratings and

is one of

the foundations of
our success.

The BCBS announced the finalization

of the Basel III framework

in December 2017, and published

the final rules on the
minimum capital requirements

for market

risk from the

Fundamental Review

of the Trading

Book (the FRTB)

in January
2019. In November 2023,

the Swiss Federal Council adopted amendments

to the Capital Adequacy Ordinance (the

CAO)
for banks to

incorporate the final

Basel III standards adopted

by the BCBS

into Swiss

law. The amended

CAO will enter
into

force

on

1 January

2025.

The

final

degree

of

alignment

between

the

Swiss

implementation

and

those

in

other
jurisdictions

remains

uncertain

at

this

stage.

Although

EU

legislators

target

implementation

by

January

2025,

the
implementation

timelines

in

the

UK and

the

US have

been

delayed

until July

2025.

The

Swiss Federal

Department

of
Finance will inform the Swiss

Federal Council about the

status of international implementation

by the end of July

2024.
We

currently

estimate

that

the

revised

Basel III

framework,

including

the

FRTB,

will

lead

to

a

further

increase

in

risk-
weighted assets (RWA) of approximately USD 25bn,

of which USD 10bn is in

Non-core and Legacy. This estimate is

based
on

static

balances

and

on

our

current

understanding

of

the

relevant

standards

before

taking

into

account

mitigating
actions and not reflecting the impact of the

output floor, which is phased in over time.

It may change as a result of new
or

updated

regulatory

interpretations,

appropriate

conservatism

in

model

calibration,

the

implementation

of

Basel III
standards

into

national

law,

changes

in

business

growth,

market

conditions

and

other

factors.

The

core

business-led
reductions in

RWA, coupled

with the

run-down of

positions in

the Non-core

and Legacy

business division

during 2024
and 2025, are expected to more than offset the effects

of revised Basel III standards.

›
Refer to the “Our strategy” and “Targets, capital guidance and ambitions” sections of this report for more information about our
capital and resource guidelines

›
Refer to “We may be unable to maintain our capital

strength” in the “Risk factors” section of this report for

more information
about capital ratio-related risks

Capital planning and activities
Audited

|
We

manage

our

balance

sheet,

RWA,

leverage

ratio

denominator

(LRD)

and

TLAC

ratio

levels

based

on

our
regulatory requirements,

within our internal limits and targets,

and our externally provided guidance. Our strategic focus
is on achieving an optimal attribution and use of financial resources between our business divisions and Group Items, as
well as between our legal entities, while remaining within

the limits defined for the Group and allocated to the business
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

Limits and targets

are established at

the Group and

business division levels,

and are approved

by the BoD

at least annually.
In the

target-setting process

we take

into account

the current

and potential

future TLAC

requirements, our

aggregate
risk exposure in terms of capital-at-risk and the effect

of expected accounting policy changes.
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
Refer to “Economic capital measures”

in the

“Risk management and control” section of this report for

more information about
capital-at-risk

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

160
Swiss SRB total loss-absorbing capacity framework
The disclosures

in this section

are provided

for UBS

Group AG on

a consolidated

basis and

focus on

key developments
during the reporting period and information in accordance

with the Basel III framework, as applicable to Swiss SRBs.
Additional regulatory

disclosures for

UBS Group AG

on a

consolidated basis

are provided

in our

31 December 2023 Pillar 3
Report.

The

Pillar 3

Report

also

includes

information

relating

to

our

significant

regulated

subsidiaries

and

sub-groups
(UBS AG consolidated, UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated,

UBS Americas
Holding LLC

consolidated,

Credit

Suisse

AG

consolidated,

Credit

Suisse

AG

standalone,

Credit

Suisse

(Schweiz)

AG
consolidated, Credit

Suisse (Schweiz)

AG standalone,

Credit Suisse

International standalone

and Credit

Suisse Holdings
(USA), Inc. consolidated)

as of 31 December 2023 and is available under “Pillar 3 disclosures

”

at
ubs.com/investors
.
Capital

and

other

regulatory

information

for

UBS AG

consolidated

in

accordance

with

the

Basel III

framework,

as
applicable to

Swiss SRBs,

is provided

in the

UBS AG consolidated Annual

Report 2023,

available under

“Annual reporting”
at ubs.com/investors .
Regulatory framework
The

Basel III

framework

came

into

effect

in

Switzerland

on

1 January

2013

and

is

embedded

in

the

Swiss

Capital
Adequacy Ordinance (the CAO). The CAO also includes

the too-big-to-fail (TBTF) provisions applicable to Swiss

SRBs.

Under the Swiss SRB framework, going and

gone concern requirements represent the Group’s

TLAC requirement. TLAC
encompasses regulatory

capital, such as

CET1, loss-absorbing

additional tier 1

(AT1) and tier 2

capital instruments,

and
liabilities

that

can

be

written

down

or

converted

into

equity

in

case

of

resolution

or

for

the

purpose

of

restructuring
measures.

RWA

calculations

are

based

on

the

applicable

rules

and

models

approved

by

the

Swiss

Financial

Market
Supervisory Authority (FINMA)

for the respective legal entities.
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

161
Total loss-absorbing capacity and leverage ratio requirements
Going concern capital requirements
Under

the

Swiss

SRB

requirements,

total

going

concern

minimum

requirements

for

all

Swiss

SRBs

are

a

capital

ratio
requirement of 12.86% of RWA and a leverage ratio requirement of 4.5%. In addition to these minimum requirements,
an add-on

reflecting the degree of

systemic importance is

applied, based on

market share and

LRD. The applicable

market
share and

LRD add-on

requirements

for UBS

were both

unchanged at

0.72% of

RWA and

0.25% of

LRD, resulting

in
add-ons of 1.44% of RWA

and 0.50% of LRD.

As a result of the

acquisition of the Credit Suisse Group,

the UBS Group
will be subject to higher TBTF capital requirements for market share and LRD after an appropriate transition period to be agreed with FINMA. The phase-in of these increased

capital requirements will commence

from the end of 2025 and will
be completed by the beginning of 2030,

at the latest.
The

Swiss

countercyclical

capital

buffer,

at

a

maximum

level

of

2.5%

on

risk-weighted

positions

that

are

directly

or
indirectly backed

by residential

properties in Switzerland

,

increased our

minimum CET1

capital requirement

by 33 basis
points as

of 31 December 2023.

We also

continued to apply

countercyclical buffer requirements introduced

in other BCBS
member jurisdictions,

which

resulted

in an

additional

buffer

requirement

of 14 basis

points as

of 31 December

2023.
Overall,

countercyclical

capital

buffers

contributed

47 basis

points

to

our

minimum

CET1

capital

requirement

as

of
31 December 2023.

The

UBS going

concern requirements

include the

FINMA Pillar

2 capital

add-on

of USD 800m

related

to supply

chain
finance funds matter

at Credit Suisse. This

Pillar 2 capital add-on

results in an additional

CET1 capital ratio

requirement
of 15 basis points and an additional CET1 leverage ratio requirement of 5 basis points as of 31 December 2023.
The

total

going

concern

capital

requirements

applicable

are

14.92%

of

RWA

(including

countercyclical

buffer
requirements) and

5.05% of

LRD. Furthermore,

of the

total going

concern capital

requirement of

14.92% of

RWA, at
least 10.62%

must be

met with

CET1 capital,

while a

maximum of

4.3% can

be met

with high-trigger

loss-absorbing
AT1 capital instruments

(and our existing

outstanding low-trigger

AT1 capital instruments,

which qualify until

their first
call date as mentioned above).

Similarly, of the total going

concern leverage ratio requirement of 5.05%, at least

3.55% must be met with

CET1 capital,
while

a

maximum

of

1.5%

can

be

met

with

high-trigger

loss-absorbing

AT1

capital

instruments

(and

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

The amendments replaced the resolvability discount on the gone concern capital

requirements

for

systemically

important

banks

(SIBs),

including

UBS,

with

reduced

base

gone

concern

capital
requirements equivalent to 75% of the

total going concern requirements (excluding countercyclical

buffer requirements
and the Pillar 2 add-on). In addition, as of July 2024, FINMA will have the authority to impose a surcharge of up to 25%
of the

total going

concern capital

requirements

(excluding countercyclical

buffer requirements

and the

Pillar 2

add-on)
based

on

obstacles

to

an

SIB’s

resolvability

identified

in

future

resolvability

assessments.

Our

total

gone

concern
requirements remained substantially unchanged in 2023.
Our

gone

concern

requirements

can

be

reduced

when

higher-quality

capital

instruments

(CET1

capital,

low-trigger
loss-absorbing AT1 or certain

low-trigger tier 2 capital

instruments)

are used to meet

gone concern requirements.

As of
31 December 2023, UBS did not use any higher-quality capital instruments to fulfill gone concern requirements.
From 1 January 2022

onward, the gone

concern requirement after

potential reduction for

the use

of higher-quality capital
instruments has been floored at 10.0% and 3.75% for the

RWA- and LRD-based requirements, respectively.
In

this

report,

we

refer

to

the

RWA-based

gone

concern

requirements

as

gone

concern

loss-absorbing

capacity
requirements and the RWA-based gone concern ratio is

referred to as the gone concern loss-absorbing capacity ratio.
The table below provides the RWA- and LRD-based requirements and information as of 31 December 2023.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

162
Swiss SRB going and gone concern requirements and information
As of 31.12.23 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.92
1

81,530

5.05
1

85,570
Common equity tier 1 capital

10.62

58,031

3.55
2

60,139
of which: minimum capital

4.50

24,593

1.50

25,431
of which: buffer capital

5.50

30,058

2.00

33,908
of which: countercyclical buffer

0.47

2,580
Maximum additional tier 1 capital

4.30

23,500

1.50

25,431
of which: additional tier 1 capital

3.50

19,128

1.50

25,431
of which: additional tier 1 buffer capital

0.80

4,372
Eligible going concern capital
Total going concern capital

16.90

92,377

5.45

92,377
Common equity tier 1 capital

14.36

78,485

4.63

78,485
Total loss-absorbing additional tier 1 capital
3

2.54

13,892

0.82

13,892
of which: high-trigger loss-absorbing additional tier 1 capital

2.32

12,678

0.75

12,678
of which: low-trigger loss-absorbing additional tier 1 capital 0.22

1,214

0.07
1,214
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

58,613

3.75

63,578
of which: base requirement including add-ons for market share and LRD

10.73
7

58,613

3.75
7

63,578
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.60

107,106

6.32

107,106
Total tier 2 capital

0.10

538

0.03

538
of which: non-Basel III-compliant tier 2 capital

0.10

538

0.03

538
TLAC-eligible senior unsecured debt

19.50

106,567

6.29

106,567
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.64

140,143

8.80

149,148
Eligible total loss-absorbing capacity

36.50

199,483

11.77

199,483
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

546,505
Leverage ratio denominator

1,695,403
1 Includes applicable

add-ons of 1.59%

for risk-weighted assets

(RWA) and 0.55%

for leverage ratio

denominator (LRD), of

which 15 basis

points for RWA

and 5 basis

points for LRD

reflect the Swiss

Financial
Market Supervisory Authority (FINMA) Pillar 2 capital add-on of USD 800m related to the supply chain finance funds matter at

Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of 3.55%

consists of
a 1.5% base requirement, a 1.5% base buffer capital requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.05% Pillar 2 capital add-
on related to the supply chain finance funds matter at Credit Suisse.

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

5 From 1 January
2023, the resolvability discount on

the gone concern capital requirements

for systemically important banks (SIBs)

has been replaced with reduced

base gone concern capital requirements

equivalent to 75% of the
total going concern requirements (excluding

countercyclical buffer requirements and the

Pillar 2 add-on).

6 As of July 2024, FINMA

will have the authority to impose

a surcharge of up to 25%

of the total going
concern capital requirements should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

Transitional purchase price allocation adjustments for

regulatory capital
As part

of the

acquisition of

the Credit

Suisse Group,

the assets

acquired and

liabilities assumed,

including contingent
liabilities, were recognized at fair value

as of the acquisition date in accordance with IFRS 3,
Business Combinations . The
purchase price allocation (PPA)

fair value adjustments required

under IFRS 3 are recognized

as part of negative goodwill
and include

effects on

financial instruments

measured at

amortized cost,

such as

fair value

impacts from

interest rates
and own credit,

that are

expected to accrete

back to par

through the income

statement as the

instruments are

held to
maturity.

Similar

own-credit-related

effects

have

also

been

recognized

as

part

of

the

PPA

adjustments

on

financial
liabilities measured at fair

value. As agreed with

FINMA, a transitional CET1

capital treatment has been

applied for certain
of these fair

value adjustments, given

the substantially temporary nature of

the IFRS-3-accounting-driven effects. As such,
equity

reductions

under

IFRS

Accounting

Standards

of

USD 5.9bn

(pre-tax)

and

USD 5.0bn

(net

of

tax)

as

of

the
acquisition date have been

neutralized for CET1 capital

calculation purposes, of which

USD 1.0bn (net of tax)

relates to
own-credit-related fair

value adjustments.

The transitional treatment

is subject to linear

amortization and will reduce

to
nil by 30 June

2027. In 2023,

the amortization of

transitional CET1 PPA

adjustments

(interest rate

and own credit)

was
USD 0.7bn (net of tax).

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

163
Total loss-absorbing capacity
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.23 31.12.22
Eligible going concern capital
Total going concern capital

92,377

58,321
Total tier 1 capital

92,377

58,321
Common equity tier 1 capital

78,485

45,457
Total loss-absorbing additional tier 1 capital

13,892

12,864
of which: high-trigger loss-absorbing additional tier 1 capital

12,678

11,675
of which: low-trigger loss-absorbing additional tier 1 capital

1,214

1,189
Eligible gone concern capital
Total gone concern loss-absorbing capacity

107,106

46,991
Total tier 2 capital

538

2,958
of which: low-trigger loss-absorbing tier 2 capital

0

2,422
of which: non-Basel III-compliant tier 2 capital

538

536
TLAC-eligible senior unsecured debt

106,567

44,033
Total loss-absorbing capacity
Total loss-absorbing capacity

199,483

105,312
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

546,505

319,585
Leverage ratio denominator

1,695,403

1,028,461
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

16.9

18.2
of which: common equity tier 1 capital ratio

14.4

14.2
Gone concern loss-absorbing capacity ratio

19.6

14.7
Total loss-absorbing capacity ratio

36.5

33.0
Leverage ratios (%)
Going concern leverage ratio

5.4

5.7
of which: common equity tier 1 leverage ratio

4.6

4.4
Gone concern leverage ratio

6.3

4.6
Total loss-absorbing capacity leverage ratio

11.8

10.2
Audited |

Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.12.23 31.12.22
Total equity under IFRS Accounting Standards
86,639
57,218
Equity attributable to non-controlling interests
(531)
(342)
Defined benefit plans, net of tax
(965)
(311)
Deferred tax assets recognized for tax loss carry-forwards
(3,039)
(4,077)
Deferred tax assets for unused tax credits
(97)
Deferred tax assets on temporary differences, excess over threshold
(64)
Goodwill, net of tax
1
(5,750)
(5,754)
Intangible assets, net of tax
(894)
(150)
Compensation-related components (not recognized in net profit)
(2,186)
(2,287)
Expected losses on advanced internal ratings-based portfolio less provisions
(713)
(471)
Unrealized (gains) / losses from cash flow hedges, net of tax
3,109
4,234
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
1,291
(523)
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(89)
(105)
Prudential valuation adjustments
(368)
(201)
Accruals for dividends to shareholders
(2,240)
(1,683)
Transitional CET1 purchase price allocation adjustments, net of tax
4,316
Other
3
(29)
Total common equity tier 1 capital
78,485
45,457
1 Includes goodwill related to significant investments in financial institutions of USD
20
m as of 31 December 2023 (31 December 2022: USD
20
m) presented on the balance sheet line Investments in associates.
▲

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

164
Total loss-absorbing capacity and movement

Our total loss-absorbing capacity increased by USD 94.2bn

to USD 199.5bn as of 31 December 2023.

Going concern capital and movement
Audited

|
Our CET1

capital

mainly

consists

of: share

capital;

share premium,

which primarily

consists

of additional

paid-in capital
related to

shares issued;

and retained

earnings.

A detailed

reconciliation

of equity

under IFRS

Accounting

Standards to

CET1
capital is provided

in the

“Reconciliation of equity under IFRS

Accounting Standards to Swiss

SRB common equity

tier 1
capital” table.

Our CET1 capital increased by USD
33.0
bn to USD
78.5
bn as of 31 December 2023, predominantly due to an operating profit before tax (excluding

negative goodwill) of USD
1.0
bn, the acquisition of the

Credit Suisse Group, which

resulted
in an increase of

USD
34.9
bn as of the

acquisition date (including transitional CET1

purchase price allocation adjustments
of USD
5.0
bn, net of tax), an increase in eligible

deferred tax assets on temporary

differences of USD
1.9
bn, primarily in
connection

with

our

business

planning

process

and

an

election

to

capitalize

compensation-related

costs

for

US

tax
purposes,

and

positive

effects

from

foreign

currency

translation

of

USD
1.5
bn,

partly

offset

by

dividend

accruals

of
USD
2.2
bn, current

tax expense

of USD
1.6
bn, share

repurchases of

USD
1.3
bn under

our share

repurchase programs,
amortization of

transitional CET1 PPA

adjustments (interest rate

and own

credit) of

USD
0.7
bn (net

of tax),

and an

increase
in compensation- and own shares-related components

of USD
0.3
bn.
›
Refer to “UBS shares” in this section for more information about our share repurchase programs
Our loss-absorbing

AT1 capital

increased by

USD
1.0
bn to

USD
13.9
bn, mainly

reflecting two

issuances of

AT1 capital
instruments

of

USD
3.5
bn

and

positive

impacts

from

interest

rate

risk

hedge,

foreign

currency

translation

and

other
effects. These increases were partly

offset by USD
3.0
bn equivalent of AT1 capital instruments

that ceased to be eligible
as going concern capital when we issued notice of redemption of the instruments during 2023.
▲
AT1 capital

instruments

issued from

the

beginning

of the

fourth

quarter

of 2023

are currently

subject to

write-down
upon occurrence of

a trigger event

or a

viability event.

The notes provide,

however, that, following

approval of a

minimum
amount of

conversion capital by

UBS Group AG’s

shareholders at the

2024 Annual

General Meeting, upon

the occurrence
of a trigger event

or a viability

event, the notes will

be converted into

UBS Group AG ordinary

shares rather than

being
subject to a write-down.
Gone concern loss-absorbing capacity and movement
Audited |
Our total gone

concern loss-absorbing

capacity increased by USD
60.1
bn to USD
107.1
bn as of 31 December

2023
and included

USD
106.6
bn of TLAC-eligible

senior unsecured

debt.
▲
The increase

of USD 60.1bn

mainly reflected

the acquisition

of the

Credit Suisse

Group,

as USD

53.6bn equivalent

of
TLAC-eligible

senior

unsecured

debt

instruments

originally

issued

by

the

Credit

Suisse

Group

were

assumed

as

gone
concern capital by the UBS Group, and new

issuances of USD 13.4bn equivalent of TLAC-eligible

senior unsecured debt
instruments.

The aforementioned increases

were partly

offset by

the redemption

of USD 6.0bn

equivalent of

TLAC-eligible
senior unsecured

debt

instruments,

amortization

of a

USD 0.8bn senior

unsecured

debt instrument

that ceased

to be
TLAC-eligible as

its residual

time to

maturity fell

below one

year, and

a partial

repurchase

of two

TLAC-eligible

senior
unsecured debt instruments under a

tender offer (in light of the

acquisition of the Credit Suisse Group,

UBS announced
on 22 March

2023 a

tender offer

to repurchase

two TLAC-eligible

senior unsecured

debt instruments,

both issued

on
17 March

2023,

with

an

initial

nominal

amount

totaling

EUR 2.8bn,

at

their

respective

re-offer

prices;

the

nominal
amounts of the two instruments bought back under the tender

offer totaled an equivalent of USD 0.8bn). In addition, a
USD 2.4bn low-trigger loss-absorbing tier 2 capital instrument ceased to be eligible as gone concern capital as it had less
than one year to maturity.
Loss-absorbing capacity and leverage ratios
Our CET1

capital ratio

increased to

14.4% from

14.2%, reflecting

the aforementioned

increase in

CET1 capital,

partly
offset by a USD 226.9bn increase

in RWA.
Our CET1 leverage

ratio increased to

4.6% from 4.4%

due to the

increase in CET1

capital, partly offset

by a USD 666.9bn
increase in the LRD.
Our gone

concern loss-absorbing

capacity ratio

increased to

19.6% from

14.7%, due

to an

increase in

gone concern
loss-absorbing capacity of USD 60.1bn, partly offset by the

aforementioned increase in RWA.
Our gone concern leverage ratio increased to

6.3% from 4.6%, driven by the aforementioned

increase in gone concern
loss-absorbing capacity, partly offset by the increase in the

LRD.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

165
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.12.22

45,457
Operating profit before tax excluding negative goodwill

991
Current tax (expense) / benefit

(1,567)
Share repurchase program

(1,279)
Foreign currency translation effects, before tax

1,473
Compensation-

and own share-related capital components

(285)
Deferred tax assets on temporary differences

1,919
Accruals for proposed dividends to shareholders

(2,240)
CET1 capital acquired from Credit Suisse Group as of

the acquisition date

29,874
Transitional CET1 purchase price allocation adjustments as of the acquisition date, net of tax

5,005
Amortization of transitional CET1 purchase price allocation adjustments, net of tax

(689)
Other

(174)
Common equity tier 1 capital as of 31.12.23

78,485
Loss-absorbing additional tier 1 capital as of 31.12.22

12,864
Issuance of high-trigger loss-absorbing additional tier 1 capital

3,455
Call of high-trigger loss-absorbing additional tier 1 capital

(3,023)
Interest rate risk hedge, foreign currency translation and other effects

596
Loss-absorbing additional tier 1 capital as of 31.12.23

13,892
Total going concern capital as of 31.12.22

58,321
Total going concern capital as of 31.12.23

92,377
Gone concern loss-absorbing capacity
Tier 2 capital as of 31.12.22

2,958
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(2,437)
Interest rate risk hedge, foreign currency translation and other effects

17
Tier 2 capital as of 31.12.23

538
TLAC-eligible senior unsecured debt as of 31.12.22

44,033
TLAC-eligible senior unsecured debt acquired from Credit Suisse

53,556
Issuance of TLAC-eligible senior unsecured debt

13,403
Call of TLAC-eligible senior unsecured debt

(5,971)
Debt no longer eligible as gone concern loss-absorbing capacity due to residual tenor falling to below one year

(791)
Debt bought back under the tender offer

(792)
Interest rate risk hedge, foreign currency translation and other effects

3,128
TLAC-eligible senior unsecured debt as of 31.12.23

106,567
Total gone concern loss-absorbing capacity as of 31.12.22

46,991
Total gone concern loss-absorbing capacity as of 31.12.23

107,106
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.22

105,312
Total loss-absorbing capacity as of 31.12.23

199,483
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

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

166
Sensitivity to currency movements

Risk-weighted assets
We estimate that

a 10% depreciation

of the US dollar

against other currencies

would have increased

our RWA

by USD
24bn and

our

CET1

capital

by USD

2.6bn as

of 31

December

2023 (31

December

2022: USD

13bn and

USD

1.4bn,
respectively) and decreased our CET1 capital

ratio by 13 basis points (31 December 2022: 13 basis points).
Conversely,

a

10%

appreciation

of

the

US

dollar against

other

currencies

would

have

decreased

our

RWA

by

USD
21bn and our CET1 capital by USD 2.4bn (31

December 2022: USD 12bn and USD 1.3bn, respectively)

and increased
our CET1 capital ratio by 13 basis points (31

December 2022: 13 basis points).
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
We

estimate

that

a

10%

depreciation

of

the

US

dollar

against

other

currencies

would

have

increased

our

LRD

by
USD 114bn as of 31 December 2023 (31 December 2022: USD 63bn) and

decreased our CET1 leverage ratio by 15 basis
points (31

December 2022:

12 basis points).

Conversely, a

10% appreciation

of the

US dollar

against other

currencies
would have decreased our LRD by USD 103bn (31 December 2022: USD 57bn) and increased our CET1 leverage ratio by
15 basis points (31 December 2022: 12 basis points).
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

to which
those matters correspond, as well

as the external environment

affecting risks of these

types, in isolation

from other areas.
On this

basis, we

estimate the

maximum loss

in capital

that we

could incur

over a

12-month period

as a

result of

our
risks associated with these operational risk categories

at USD 4.0bn as of 31 December 2023. This estimate is

not related
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

UBS AG,

Credit

Suisse

AG

and
subsidiaries

thereof.

UBS Group

AG,

UBS AG

and

Credit

Suisse

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

›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more capital and
other regulatory information about our significant regulated subsidiaries and sub-groups
Joint liability of UBS AG and UBS Switzerland AG
In June

2015, upon the

transfer of the

Personal & Corporate

Banking and Global

Wealth Management businesses booked
in

Switzerland

from

UBS AG

to

UBS

Switzerland

AG,

UBS AG

and

UBS

Switzerland

AG

assumed

joint

liability

for
obligations

transferred

to UBS

Switzerland

AG and

existing

at

UBS AG,

respectively.

Under certain

circumstances,

the
Swiss

Banking

Act

and

FINMA’s

Banking

Insolvency

Ordinance

authorize

FINMA

to

modify,

extinguish

or

convert

to
common equity liabilities of a bank in connection with a reso lution or insolvency of such bank.
The joint liability amounts have declined

as obligations matured, terminated or were novated following the transfer date.
As

of

31 December

2023,

the

liability

of

UBS

Switzerland

AG

amounted

to

CHF 2.8bn

(USD 3.3bn),

a

decrease

of
CHF 1.2bn

(USD 1.0bn)

compared

with

31 December

2022.

The

respective

liability

of

UBS AG

has

been

substantially
extinguished.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

167
Risk-weighted assets
RWA development in 2023
During 2023, RWA increased

by USD 226.9bn to USD 546.5bn, primarily

due to a USD 237.7bn increase

resulting from
the acquisition

of the

Credit Suisse

Group. Excluding

that acquisition,

RWA decreased

by USD 10.8bn,

primarily driven
by

decreases

of

USD 19.0bn

due

to

asset

size

and

other

movements

and

USD 3.7bn

due

to

model

updates

and
methodology changes, partly offset by an increase

of USD 11.8bn due to currency effects.

›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors,

for more information
about RWA movements and definitions of RWA movement key drivers
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.12.22
Currency
effects
Model updates
and
methodology
changes
Asset size and
other
1
of which:
Acquisition of
the Credit
Suisse Group
on 30.6.23
2
RWA as of
31.12.23
Credit and counterparty credit risk
3

200.5

11.0

1.5

132.3

152.4

345.3
Non-counterparty-related risk
4

24.2

0.8

9.3

6.7

34.4
Market risk

13.5

(0.2)

8.1

9.5

21.4
Operational risk

81.4

(5.0)

69.0

69.0

145.4
Total

319.6

11.8

(3.7)

218.8

237.7

546.5
1 Includes the Pillar 3 categories

“Asset size,”

“Credit quality of counterparties,”

“Acquisitions and

disposals” and “Other.

”

For more information, refer

to the 31 December 2023 Pillar

3 Report, available under
“Pillar 3 disclosures” at ubs.com/investors.

2 Reflects the RWA acquired from the Credit

Suisse Group as on 30 June 2023. Subsequent

changes in this portfolio in the second half

of 2023 are shown under currency
effects, model updates and

methodology changes or asset

size and other changes.

3 Includes settlement risk, credit

valuation adjustments, equity

and investments in funds

exposures in the banking

book, and
securitization exposures in the banking book.

4 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences,

property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit

risk RWA increased

by USD 144.8bn to USD 345.3bn

as of 31 December 2023, primarily
due to a USD 152.4bn increase resulting from

the acquisition of the Credit Suisse Group

.
Excluding that

acquisition,

credit

and counterparty

credit

risk RWA

decreased

by USD

7.6bn,

driven

by a

USD 20.1bn
decrease related to asset size

and other movements, mainly

due to lower RWA in

Non-core and Legacy,

primarily driven
by an accelerated

roll-off arising from

our actions to

actively unwind the

portfolio, in addition

to the natural

roll-off, as
well as lower RWA from loans in Global Wealth

Management and Personal & Corporate

Banking. These decreases were
partly offset

by currency

effects

of USD 11.0bn

and an

increase of

USD 1.5bn from

model updates

and methodology
changes, driven by increases related

to various updates, most notably due

to updates for private equity

and hedge fund
financing trades,

as well as for derivatives

and securities financing transaction

models,

partly offset by decreases

related
to the recalibration of certain multipliers as a result of our improvements to models.
›
Refer to “Credit risk” in the “Risk management and

control” section of this report for more information about credit and counterparty credit risk developments
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors,

for more information
about credit and counterparty credit risk developments
Non-counterparty-related risk
Non-counterparty-related

risk RWA increased

by USD 10.1bn, primarily

due to a

USD 6.7bn increase

resulting from

the
acquisition

of

the

Credit

Suisse

Group.

Excluding

that

acquisition,

non-counterparty-related

risk

RWA

increased

by
USD 3.4bn, mainly driven by higher RWA

from deferred taxes on temporary differences.
Market risk
Market risk RWA increased by

USD 7.9bn to USD 21.4bn as

of 31 December 2023, primarily

due to a

USD 9.5bn increase
resulting

from

the

acquisition

of

the

Credit

Suisse

Group.

Excluding

that

acquisition,

market

risk

RWA

decreased

by
USD 1.6bn,

driven by a

decrease of USD 1.4bn

from asset size

and other movements

and a

decrease of USD 0.2bn

related
to

ongoing

parameter

updates

of

the

value-at-risk

(VaR)

model.

FINMA

approved

the

integration

of

time

decay

into
regulatory VaR and stressed

VaR, which went live on 12

January 2024.

›
Refer to “Market risk” in the “Risk management

and control” section of this report for more information about market risk
developments
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors,

for more information
about market risk developments
Operational risk

Operational risk RWA increased by USD 64.0bn

to USD 145.4bn as of

31 December 2023, primarily due

to a USD 69.0bn
increase

resulting

from

the

acquisition

of

the

Credit

Suisse

Group.

The

aggregation

of

the

advanced

measurement
approach

(AMA)

model

considering

diversification

effects

resulted

in

a

USD 10.0bn

reduction

in

RWA,

of

which
USD 5.0bn was reflected

in the acquisition balance

of the Credit Suisse

Group and USD 5.0bn

was included as a

model
update.
›
Refer to “Advanced measurement approach model” in the

“Risk management and control” section of this report for more information about the AMA model

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

168
Outlook
We expect that model

updates will result in

an RWA increase of around USD 10bn in

2024 and 2025, primarily

as a result
of the

migration of Credit

Suisse portfolios

to UBS

models. The

extent and

timing of

RWA changes

may vary

as model
updates are completed and receive regulatory approval,

along with changes in

the composition of the

relevant portfolios.
In addition, we currently estimate that the revised

Basel III framework, including the Fundamental Review of the Trading
Book, will lead to a further increase

in RWA of approximately USD 25bn, of which

USD 10bn is in Non-core and Legacy.
This estimate is based

on static balances and

on our current

understanding of the relevant

standards before

taking into
account mitigating actions and not reflecting the impact of the output floor, which is phased in over time. It may change
as

a

result

of

new

or

updated

regulatory

interpretations,

appropriate

conservatism

in

model

calibration,

the
implementation of Basel III standards into

national law, changes in business growth, market conditions

and other factors.
The core business-led

reductions in RWA,

coupled with the run-down

of positions in the

Non-core and Legacy

business
division, are expected to more than

offset the effects of model

updates and revised Basel III standards in

2024 and 2025.

Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
1
Group

Items
1
Total
RWA
31.12.23
Credit and counterparty credit risk
2

90.4

137.8

7.6

65.0

34.3

10.2

345.3
Non-counterparty-related risk
3

6.8

3.4

0.8

3.8

2.5

17.1

34.4
Market risk

1.7

0.1

0.1

12.5

5.1

1.9

21.4
Operational risk

57.5

19.5

7.2

25.0

30.0

6.2

145.4
Total

156.5

160.8

15.6

106.3

72.0

35.3

546.5
31.12.22
Credit and counterparty credit risk
2

68.4

64.9

3.0

57.7

2.2

4.3

200.5
Non-counterparty-related risk
3

5.9

1.9

0.6

3.7

0.0

12.1

24.2
Market risk

1.6

0.0

10.1

0.7

1.1

13.5
Operational risk

37.6

9.1

3.2

21.3

10.1

81.4
Total

113.5

75.9

6.7

92.8

13.0

17.6

319.6
31.12.23 vs 31.12.22
Credit and counterparty credit risk
2

22.1

72.9

4.5

7.3

32.2

5.8

144.8
Non-counterparty-related risk
3

0.9

1.5

0.2

0.1

2.5

4.9

10.1
Market risk

0.1

0.1

0.1

2.4

4.5

0.8

7.9
Operational risk

19.9

10.4

4.1

3.7

19.9

6.2

64.0
Total

43.0

84.9

8.9

13.5

59.0

17.7

226.9
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.
Operational Risk

RWA was

fully allocated

to Non-core

and Legacy

as of

31.12.2022.

2 Includes

settlement risk,

credit valuation

adjustments, equity

exposures in

the banking

book, investments

in funds

and
securitization exposures in the banking book.

3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31

December 2023: USD 16.4bn; 31 December 2022: USD 11.4bn),
as well as property, equipment, software and other items (31 December 2023: USD 18bn;

31 December 2022: USD 12.9bn).

Leverage ratio denominator
During 2023, the

LRD increased

by USD 666.9bn to

USD 1,695.4bn, primarily due

to a USD 644.4bn

increase resulting
from

the acquisition

of the

Credit

Suisse

Group.

Excluding

that acquisition,

the LRD

increased

by USD

53.8bn due

to
currency effects, partly offset

by USD 31.3bn due to asset size and other movements.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of

31.12.22
Currency

effects
Asset size and

other
of which: Acquisition of
the Credit Suisse Group
as on 30.6.23
1
LRD as of

31.12.23
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1

816.0

49.5

463.7

464.2

1,329.2
Derivatives

90.3

0.1

37.7

48.8

128.1
Securities financing transactions

98.6

1.4

65.5

63.5

165.4
Off-balance sheet items

34.4

2.5

43.0

64.6

79.9
Deduction items

(10.8)

0.3

3.3

3.4

(7.2)
Total

1,028.5

53.8

613.1

644.4

1,695.4
1 Reflects the LRD acquired from the Credit Suisse Group as at 30 June 2023. Subsequent changes in this portfolio in the second half of 2023 are shown under currency effects or asset size and other changes.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Capital management

169
The LRD movements described below exclude currency

effects.

On-balance

sheet

exposures

(excluding

derivatives

and

securities

financing

transactions)

increased

by

USD 463.7bn,
primarily

due

to

a

USD 464.2bn

increase

resulting

from

the

acquisition

of

the

Credit

Suisse

Group.

Excluding

that
acquisition, on-balance sheet exposures decreased

by USD 0.5bn, mainly due to lower

lending balances, partly offset by
higher central bank balances and trading portfolio assets

.
Derivatives exposures increased by USD 37.7bn,

primarily due to a USD 48.8bn increase resulting from the acquisition of the

Credit

Suisse

Group.

Excluding

that

acquisition,

derivative

exposures

decreased

by

USD 11.0bn,

mainly

reflecting
market-driven movements and lower trading volumes across

products.
Securities financing

transactions exposures

increased

by USD 65.5bn,

primarily due

to a

USD 63.5bn increase

resulting
from the acquisition

of the Credit

Suisse Group. Excluding

that acquisition,

security financing transactions

increased by
USD 2.0bn.
Off-balance sheet items exposures

increased by USD 43.0bn

,

primarily due to a

USD 64.6bn increase resulting

from the
acquisition

of

the

Credit

Suisse

Group.

Excluding

that

acquisition,

off-balance

sheet

items

exposures

decreased

by
USD 21.6bn,
mainly

due

to

a

decrease

in

loan

commitments

in

Non-core

and

Legacy,

following

the

accounting
reclassification of loan commitments from accrual to fair

value.
›
Refer to “Balance sheet and off-balance sheet” in this

section for more information about balance sheet

movements
Leverage ratio denominator by business division and Group Items
USD bn
Global Wealth
Management

Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Total

31.12.23
On-balance sheet exposures

428.3

442.4

5.8

217.2

95.0

140.5

1,329.2
Derivatives

8.1

3.0

0.0

90.3

23.6

3.1

128.1
Securities financing transactions

36.4

28.3

0.1

39.9

17.7

43.1

165.4
Off-balance sheet items

20.3

38.5

0.2

18.3

1.6

1.1

79.9
Items deducted from Swiss SRB tier 1 capital

(4.7)

4.3

(1.2)

(0.4)

(0.7)

(4.5)

(7.2)
Total

488.4

516.6

4.9

365.2

137.1

183.2

1,695.4
31.12.22
On-balance sheet exposures

364.8

223.4

4.0

189.5

2.9

31.3

816.0
Derivatives

5.4

1.5

0.0

80.0

2.5

0.9

90.3
Securities financing transactions

20.5

10.8

0.1

40.4

0.9

26.0

98.6
Off-balance sheet items

8.8

16.6

6.9

0.0

2.1

34.4
Items deducted from Swiss SRB tier 1 capital

(5.2)

(0.2)

(1.2)

(0.4)

0.0

(3.9)

(10.8)
Total

394.4

252.1

2.9

316.6

6.3

56.3

1,028.5
31.12.23 vs. 31.12.22
On-balance sheet exposures

63.5

219.0

1.8

27.6

92.1

109.2

513.2
Derivatives

2.7

1.6

0.0

10.3

21.1

2.2

37.9
Securities financing transactions

15.9

17.6

0.0

(0.6)

16.8

17.1

66.8
Off-balance sheet items

11.5

21.9

0.2

11.4

1.6

(1.0)

45.5
Items deducted from Swiss SRB tier 1 capital

0.5

4.5

0.0

0.0

(0.7)

(0.7)

3.6
Total

94.0

264.5

2.0

48.6

130.9

126.9

666.9
1 Starting with the third quarter of 2023, Non-core and Legacy represents a separate reportable segment and Group Functions has been renamed Group

Items. Prior periods have been revised to reflect these changes.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

170
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
Following the completion of the acquisition of the Credit Suisse Group, Credit Suisse became part of the overall liquidity
and funding

management

of the

UBS Group.

Credit

Suisse

now

leverages

the

market

access

of UBS

and

engages

in
secured intercompany transactions to facilitate funding between entities.

The UBS Group is managed

as an aggregate of

UBS AG and Credit Suisse AG.

The subsections on

liquidity and funding
stress testing and funding management describe the management implemented at UBS AG. The underlying frameworks and models have

been materially aligned

and are subject

to further alignment

as the integration

progresses. For details
on the management of Credit Suisse AG, please refer

to the Credit Suisse AG Annual Report 2023.
Strategy, objectives and governance
Audited |

Our

management

of

liquidity

and

funding

has

the

overall

objective

of

protecting

our

business

franchises

and
prudently managing

our internal

and regulatory

liquidity and

funding requirements.

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
Liquidity and

funding limits

and other

indicators (including

early-warning indicators)

are set

at Group

and, where
appropriate, at

legal entity

and

business-division

levels.

Key

limits

(under

BoD authority)

and

indicators

linked to
these limits

are reviewed

and reconfirmed

at least

once a

year by

the BoD,

the GEB,

the Group

ALCO, the

Group
Chief Financial Officer, the Group Chief Risk Officer and the Group Treasurer,

taking into consideration the Group’s
business strategy and risk appetite. Treasury Risk Control provides independent oversight over liquidity and funding
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

and position, at

least monthly, to

the Group ALCO

and the Risk

Committee of

the
BoD.
Liquidity and funding stress testing
Audited |

Our liquidity

and funding

risk management

aims to

ensure

that the

firm has

sufficient

liquidity and

funding to
survive a severe idiosyncratic

and market-wide liquidity and

funding stress event

without government support, allowing
for discrete management actions.

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

stress
testing
›
Refer to “Liquidity and funding stress testing” in the

“Liquidity and funding management” section of

the Credit Suisse AG Annual
Report 2023 for more information about liquidity and funding stress testing at Credit Suisse AG

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

171
Combined (market and idiosyncratic) scenario
In

this

scenario,

UBS

faces

the

consequences

of

both

a

severely

deteriorated

macroeconomic

and

financial

market
environment and

a UBS-specific

event, resulting

in an

acute loss

of liquidity

over a

relatively short

period of

time. This
scenario represents

severe

yet plausible

events

encompassing

both

market-wide

and idiosyncratic

elements,

in which,
however,

franchise client relationships are materially maintained.
The risk appetite objective of this stress test is to ensure that UBS keeps a cumulative liquidity surplus on each day in the
three-month stress

horizon. The

liquidity gap

is assessed

by modeling

the stressed

liquidity value

of the

liquidity buffer
and stressed liquidity inflows and outflows under the scenario.
Structural market-wide scenario
In this scenario, UBS is subject

to a significant deterioration of

macroeconomic and financial

market conditions globally,
resulting in a requirement

for long-term funding to survive

the liquidity drain and support the

franchise of the business.
Macroeconomic shocks

result in

deteriorated financial

market conditions

over the

scenario horizon

of one

year.

UBS is
assumed to be affected equally relative

to other global financial institutions.
The risk appetite objective of this stress test is to

ensure that UBS maintains a positive cumulative behavioral liquidity gap across the

3-month,

6-month,

9-month

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
long-term debt during 2023
Global Wealth Management

and Personal

& Corporate

Banking provide

significant, cost-efficient

and stable

sources of
funding. These include deposits

and debt issued through the

Swiss central mortgage institutions and

UBS’s covered bond
programs,

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

liquidity management of our

branches and subsidiaries.
Group Treasury

meets demands for funding

by channeling funds from

entities generating surplus cash

to those in need
of financing, except in circumstances where

transfer restrictions exist.
Funding costs and benefits

are allocated to our

business divisions according to

our liquidity and

funding risk management
framework. Our

internal funds

transfer pricing

system aims

to incentivize

that we

have the

right balance

of assets

and
liabilities in currencies and tenors.
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

2023, in the event of

a one-notch reduction in our

long-term credit ratings, we

would
have been required to

provide USD 0.5bn in cash or

other collateral. In the event

of a two-notch reduction, it

would have
been

USD 0.9bn

and

for

a

three-notch

downgrade

USD 1.4bn.

In

the

two-

and

three-notch

scenarios

the

collateral
requirements predominantly relate to OTC derivative positions.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

172
In March 2023, following the announcement of the planned acquisition of the Credit

Suisse Group, rating agencies took
the following actions regarding UBS Group AG’s

ratings: S&P Global Ratings Europe Limited (S&P) placed its “A–”‘ Long-
term

Issuer

Credit

Rating

on

Negative

outlook,

Fitch

Ratings

Ireland

Limited

(Fitch)

placed

its

“A+”

Long-Term

Issuer
Default Rating (IDR) on Rating Watch Negative and Moody’s Investors Service Limited (Moody’s) changed the outlook on its “A3” Long-term Issuer Default Rating to Negative. Upon the close of the acquisition in June 2023, Fitch downgraded
UBS Group’s Long-Term

IDR to A

from A+ and

changed the

outlook to Stable,

while Moody’s

changed the outlook

on
UBS Group’s Long-term IDR to Positive. In February 2024,

S&P affirmed their ratings and outlook for UBS Group.
›
Refer to “Liquidity and funding management are critical

to UBS’s ongoing performance” in the “Risk factors” section of this report for more information
›
Refer to “Funding Management” in the “Liquidity

and funding management” section of the Credit Suisse AG

Annual Report 2023
for more information about funding management at

Credit Suisse AG
Contingency Funding Plan
Audited

|

We

maintain

our

Contingency

Funding

Plan

as

a

preparation

and

action

plan,

aiming

to

ensure

we

maintain
sufficient liquidity to

meet payment obligations

in a

period of liquidity

and funding stress.

The plan

specifies the processes,
tools and responsibilities

that we have

available to effectively

manage liquidity and

funding through

these periods. Our
funding

diversification

and

global

scope

help

to

protect

our

liquidity

position

in

the

event

of

a

crisis. Our

contingent
funding sources include our HQLA portfolios, availabl

e

Central Bank eligible non-HQLA collateral for liquidity

facilities at
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

local regulatory requirements,

including local LCR

and large exposure

requirements. Funds that

are effectively
restricted in

subsidiaries and

branches are

excluded from

the calculation

of Group

HQLA. On this

basis, USD 42.3bn

of
assets were excluded from our

daily average Group HQLA for

the fourth quarter of 2023. Amounts

held in excess of

local
liquidity requirements that are not subject to other restricti ons are generally available for transfer within the Group.
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
Our daily

average

LCR for

the

fourth

quarter

of 2023

was

215.7%, compared

with

163.7% in

the

fourth

quarter

of
2022, remaining above the prudential requirement communicated by FINMA.
The movement

in the

average LCR was

primarily driven

by an

increase in

HQLA of

USD 177.0bn to USD 415.6bn,

primarily
related to Credit Suisse HQLA and higher cash available from debt issued and customer deposits in UBS Group excluding
Credit Suisse.

The increase

in HQLA

was partly

offset by

a USD 46.8bn

increase in

net cash

outflows to

USD 192.8bn,
largely

attributable

to

Credit

Suisse’s

net

cash

outflows

related

to

customer

deposits

and

credit

commitments.

These
outflows were partly offset by lower outflows from customer

deposits of UBS Group excluding Credit Suisse.
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the LCR
›
Refer to the “Significant regulated subsidiary and

sub-group information” section of this report
for more information about the
LCR of UBS AG and UBS Switzerland AG
Liquidity coverage ratio
USD bn, except where indicated Average 4Q23
1
Average 4Q22
1
High-quality liquid assets 415.6 238.6
Total net cash outflows
2
192.8 146.0
Liquidity coverage ratio (%)
3
215.7 163.7
1 Calculated based on an average of 63 data points in the

fourth quarter of 2023 and 63 data points in the fourth

quarter of 2022.

2 Represents the net cash outflows expected over a stress period of 30 calendar
days.

3 Calculated after the application of haircuts and inflow and outflow rates, as well as,

where applicable, caps on Level 2 assets and cash inflows.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Liquidity and funding management

173
Too-big-to-fail liquidity requirements
The

too-big-to-fail

(TBTF)

liquidity

requirements

communicated

by

the

Swiss

Financial

Market

Supervisory

Authority
(FINMA) in the third

quarter of 2023

became effective on

1 January 2024. The

affected legal entities

of the UBS

Group
are compliant with these

requirements.
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
As

of

31 December

2023,

the

NSFR

increased

4.9 percentage

points

to

124.7%,

remaining

above

the

prudential
requirement communicated by FINMA.
Available stable

funding increased by

USD 365.0bn to

USD 926.4bn, predominantly driven

by the

acquisition of

the Credit
Suisse

Group,

mainly

reflecting

debt

issued,

customer

deposits

and

regulatory

capital.

The

increase

in

UBS

Group
excluding Credit Suisse was predominantly driven by higher

customer deposits and debt issued.
Required stable funding increased by USD 274.7bn to USD 743.2bn, substantially reflecting the acquisition of the Credit
Suisse Group.

This

balance

predominantly

includes lending

assets

and, to

a lesser

extent,

trading portfolio

assets

and
derivative

balances.

Required

stable

funding

in

UBS

Group

excluding

Credit

Suisse

increased,

mainly

driven

by

higher
lending assets,

including currency effects, and higher trading portfolio

assets.
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors, for more information
about the NSFR
›
Refer to the “Significant regulated subsidiary and

sub-group information” section of this report
for more information about the
NSFR of UBS AG and UBS Switzerland AG
Net stable funding ratio
USD bn, except where indicated 31.12.23 31.12.22
Available stable funding (ASF) 926.4

561.4
Required stable funding (RSF) 743.2

468.5
Net stable funding ratio (%) 124.7

119.8
Balance sheet and off-balance sheet
The

balances

disclosed

in

this

section

represent

year-end

positions,

unless

indicated

otherwise.

Intra-period

balances
fluctuate in the ordinary course of business and may differ from year

-end positions. Refer to the “Consolidated financial
statements”

section

of

this

report

for

more

information

about

the

development

of

our

financial

position.

For

more
information about the effects

of the acquisition of the Credit

Suisse Group on our balance

sheet and off-balance sheet,
refer to “Note 2

Accounting for the

acquisition of the Credit

Suisse Group” in the

“Consolidated financial statements”
section of this report.
Balance sheet
Balance sheet assets
As

of

31 December

2023,

balance

sheet

assets

totaled

USD 1,717.2bn,

an

increase

of

USD 612.9bn

compared

with
31 December

2022,

which

was

mainly

driven

by

the

acquisition

of

the

Credit

Suisse

Group,

which

contributed
USD 604.1bn in June 2023.
Cash

and

balances

at

central

banks

increased

by

USD 144.7bn

to

USD 314.1bn.

The

acquisition

of

the

Credit

Suisse
Group in June 2023 contributed USD 93.0bn, mainly in balances with the Swiss National Bank (the SNB) and the Federal
Reserve.

Excluding the

effects

of that

acquisition,

balances

with central

banks increased

by USD

51.7bn during

2023,
driven by inflows

from higher customer

deposits,

lower lending and

net new issuances

of short-term debt

and debt issued
designated at fair

value, as well

as currency effects

.

These inflows were

partly offset by

repayment of funding

from the
SNB and other outflows.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

174
Lending assets increased by USD 259.0bn

to USD 661.0bn, predominantly reflecting

the acquisition of the Credit Suisse
Group,

which

added

USD 260.8bn

in

June

2023.

Excluding

the

increase

from

the

addition

in

June,

Lending

assets
decreased by USD 1.8bn during 2023,

mainly reflecting net new loan outflows

of USD 37.0bn,

partly offset by currency
effects. Securities

financing transactions at

amortized cost

increased by

USD 31.2bn to USD 99.0bn,

of which

USD 26.2bn
related to

balances acquired

from the

Credit Suisse

Group in

June 2023.

Excluding the

effects

of that

acquisition, the
increase

mainly

reflects

net

new

excess

cash

reinvestment

trades.

Trading

assets

increased

by

USD 61.7bn

to
USD 169.6bn, including

USD 56.2bn reflecting

the acquisition

of the

Credit Suisse

Group in

June 2023.

Excluding the
additions from that acquisition, the increase mainly reflected higher inventory held to hedge client positions and market-
driven movements,

partly offset by the wind-down of the Credit Suisse business in Non-Core and Legacy.
Derivatives

and

cash

collateral

receivables

on

derivative

instruments

increased

by

USD 41.1bn

to

USD 226.2bn.

The
increase related mainly to

the acquisition of

the Credit Suisse

Group, which added

USD 83.0bn in June

2023, including
USD 20.9bn

of cash

collateral

receivables.

Excluding

the effects

of that

acquisition,

balances decreased

by

USD 42bn,
mainly in

Derivatives

& Solutions

and Financing

in the

Investment

Bank, predominantly

reflecting

decreases in

foreign
exchange contracts, where the contracts in place

at the end of 2023 had lower fair values than the

contracts in place at
the end

of 2022,

as well

as decreases

in interest

rate contracts,

mainly reflecting

valuation effects

due to

decreases in
long-term interest rates.

In addition, the unwinding of the Credit Suisse

business in Non-core and Legacy contributed to
the decrease.
Other

financial

assets

measured

at

amortized

cost

increased

by

USD 12.2bn

to

USD 65.5bn,

mostly

related

to

the
acquisition

of the

Credit Suisse

Group,

which

added

USD 13.4bn,

reflecting

finance

lease

receivables,

as well

as cash
collateral provided

to exchanges

and clearing

houses to

secure securities

trading activity

through those

counterparties.
Other

financial

assets

measured

at

fair

value

increased

by

USD 44.3bn

to

USD 106.3bn.

Excluding

the

effects

of

the
acquisition of the Credit

Suisse Group, which added USD 54.2bn

in June 2023, balances decreased

by USD 9.9bn, mainly
reflecting the wind-down of

the Credit Suisse

business in Non-core and

Legacy, partly offset by

higher securities financing
transactions

measured

at

fair

value

in

Group

Treasury.

Non-financial

assets

increased

by

USD 15.3bn

to

USD 54.5bn,
mainly driven by positions acquired from the Credit

Suisse Group, which were USD 16.8bn as of the acquisition date and mainly included

leased and

owned properties

and equipment,

investments in

associates, and

prepaid expenses,

as well
as physical holdings of precious metals.

Assets
As of % change from
USD bn 31.12.23 31.12.22 31.12.22
Cash and balances at central banks

314.1

169.4

85
Lending
1

661.0

402.0

64
Securities financing transactions at amortized cost

99.0

67.8

46
Trading assets

169.6

107.9

57
Derivatives and cash collateral receivables on derivative instruments

226.2

185.1

22
Brokerage receivables

21.0

17.6

20
Other financial assets measured at amortized cost

65.5

53.3

23
Other financial assets measured at fair value
2

106.3

62.0

71
Non-financial assets

54.5

39.2

39
Total assets

1,717.2

1,104.4

55
of which: Credit Suisse
3

583.2
1 Consists of loans and advances to customers and amounts due from banks.

2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive income.

3 Refer to "Note 2 Accounting for the acquisition of the Credit Suisse Group" in the "Consolidated financial statements" section of this report for more information.
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

This

category

consists of

cash and

securities readily

realizable

in the
normal

course

of

business,

which

include

our

high-quality

liquid

assets

and

unencumbered

positions

in

our

trading
portfolio.

In

addition,

unencumbered

assets

include

loans

and

advances

to

customers

and

amounts

due

from

banks.
Unencumbered assets

that are

considered to

be available

to secure

funding at

the legal

entity level

may be

subject to
restrictions that limit the total amount of assets available to the Group as a whole.

›
Refer to “Note 23 Restricted and transferred financial

assets”

in the “Consolidated financial statements” section

of this report for
more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

175
Asset encumbrance as of 31 December 2023
USD bn
Encumbered
Unencumbered
assets
Assets that
cannot be
pledged as
collateral Total Group
Assets pledged
as collateral
Assets
otherwise
restricted and
not available to
secure funding
Balance sheet
Cash and balances at central banks

1.0
0.4

312.8
314.1
Amounts due from banks 2.9

18.2
0.1 21.2
Receivables from securities financing transactions measured at amortized cost
99.0 99.0
Cash collateral receivables on derivative instruments 9.5 40.5 50.1
Loans and advances to customers

127.4
0.3

512.2
639.8
Other financial assets measured at amortized cost

7.6
1
4.7

43.5
9.7 65.5
Total financial assets measured at amortized cost

136.0
17.8

886.7
149.4 1,189.8
Financial assets at fair value held for trading

83.7
1
0.2

85.8
169.6
Derivative financial instruments 176.1 176.1
Brokerage receivables 21.0 21.0
Financial assets at fair value not held for trading

3.1
1
18.2

45.0
37.7 104.0
Total financial assets measured at fair value through profit or loss

86.8
18.4

130.7
234.8 470.8
Financial assets measured at fair value through other comprehensive income 1.8

0.4
2.2
Non-financial assets 0.0

25.8
28.6 54.5
Total balance sheet assets as of 31 December 2023

222.8
38.0

1,043.6
412.9 1,717.2
Total balance sheet assets as of 31 December 2022

77.5
27.3

697.1
302.5 1,104.4
Off-balance sheet
Fair value of securities accepted as collateral as of 31 December 2023

382.3
5.3

189.0
576.6
Fair value of securities accepted as collateral as of 31 December 2022 331.8 5.6 96.6 434.0
Total balance sheet assets and off-balance sheet securities accepted as collateral as of
31 December 2023

605.1
43.3

1,232.6
2
412.9 2,293.8
of which: Credit Suisse

3
134.3 7.0 401.0 129.1 671.3
Total balance sheet assets and off-balance sheet securities accepted as collateral as of
31 December 2022 409.3 33.0

793.7
2
302.5 1,538.4
1 Includes assets pledged

as collateral that

may be sold or

repledged by counterparties.

The respective amounts

are disclosed in “Note

23 Restricted and

transferred financial assets”

in the “Consolidated financial
statements” section of this report.

2 Includes high-quality liquid assets (31 December 2023:

443.0bn; 31 December 2022: 238.6bn).

3 Refer to "Note 2 Accounting for the acquisition of the Credit Suisse Group"
in the "Consolidated financial statements" section of this report for more information.
Balance sheet liabilities
Total liabilities as of 31 December 2023 were USD 1,630.6

bn, an increase of USD 583.5bn compared with 31 December
2022, which was mainly driven by the

acquisition of the Credit Suisse Group.
Short-term

borrowings

increased

by

USD 68.2bn

to

USD 109.5bn.

The

acquisition

of

the

Credit

Suisse

Group

added
USD 112.9bn

in June

2023,

including

USD 97.2bn

of funding

from

the

SNB.

Excluding

the

effects

of

the

addition

of
Credit Suisse balances, short-term borrowings decreased by USD 44.7bn, mainly driven by the repayment of USD 56.5bn
of funding from the Swiss National Bank. This decrease

was partly offset by net new issuances of commercial paper

and
certificates

of deposit

in

Group

Treasury,

as

well

as

an

increase

in

funding

obtained

from

the

US

Federal

Home

Loan
Banks. Securities financing transactions at amortized cost increased by USD 10.2bn to

USD 14.4bn, mainly driven by the
acquisition of the Credit Suisse Group, which added USD

11.9bn in June 2023.
Customer deposits

increased by

USD 266.9bn to

USD 792.0bn. The

acquisition of

the Credit

Suisse Group

contributed
USD 183.1bn

in

June

2023.

Excluding

the

effects

of

that

acquisition,

the

increase

of

USD 83.8bn

was

mainly

due

to
currency

effects

of

approximately

USD 31.3bn

and

net

inflows

into

fixed-term

deposit

products

in

Global

Wealth
Management

and Personal

&

Corporate

Banking,

partly

offset

by

continued

shifts

into

money

market

funds

and

US-
government securities.
Debt issued

designated at

fair value

and long-term

debt issued

measured at

amortized cost

increased by

USD 169.0bn
to USD 327.6bn. The increase mainly related to the acquisition of the Credit Suisse Group, which added USD 150.1bn to
the Group. Excluding the

effects of the

acquisition of the

Credit Suisse Group,

Debt issued designated

at fair value and
long-term debt issued measured at

amortized cost increased by USD 18.9bn, mainly reflecting

net new issuances of Debt
issued designated at fair

value in Derivatives &

Solutions, as well as

net new issuances of

senior unsecured debt, including
total loss-absorbing capacity (TLAC)-eligible instruments,

and loss-absorbing tier 1 capital instruments.

In

December

2023,

we

announced

our

intention

to

call

one

high-trigger

loss-absorbing

tier 1

capital

instrument

of
USD 2.5bn, which was redeemed in January 2024.

›
Refer to “Capital management” in this section for

more information

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

176
Derivatives and

cash collateral

payables on

derivative instruments

increased by

USD 42.4bn to

USD 233.8bn, including
USD 78.7bn recognized

in June

2023 with

the acquisition

of the

Credit Suisse

Group,

of which

USD 10.9bn was

cash
collateral payables. Excluding

that acquisition, balances

decreased by USD 36.3bn,

reflecting the same

drivers as on the
asset side.
Other financial

liabilities measured at

amortized cost

increased by USD 11.3bn

to USD 20.9bn. The

balances of

USD 8.0bn
added with

the acquisition

of Credit

Suisse Group

in June

2023 mainly

included accrued

expenses and

lease liabilities.
Excluding the effects of

that acquisition, balances increased

mainly due to higher

interest accruals. Non-financial liabilities
increased by USD 14.1bn to

USD 26.3bn. The increase mainly

related to the acquisition

of the Credit

Suisse Group, which
added USD 13.8bn in

June 2023, mainly

representing provisions and

contingent liabilities, compensation-related liabilities
and deferred tax liabilities.
Equity
Equity attributable to shareholders increased

by USD 29,232m to USD 86,108m

as of 31 December 2023.

The

increase

of

USD 29,232m

was

mainly

driven

by

total

comprehensive

income

attributable

to

shareholders

of
USD 28,836m,

reflecting

net

profit

of

USD 27,849m,

which

included

the

recognition

of

negative

goodwill

on

the
acquisition of

the Credit

Suisse Group of

USD 27,748m, and other

comprehensive income (OCI)

of USD 986m.

OCI mainly
included OCI related to foreign

currency translation of USD 1,456m,

cash flow hedge OCI of USD

1,275m and negative
OCI related to own

credit on financial liabilities designated

at fair value of

USD 1,769m. In addition, deferred share-based
compensation awards of USD 1,097m were expensed in

the income statement, increasing share premium.
Net treasury share activity increased equity by USD 745m. This was mainly due to the consideration of USD 3,547m used
to acquire the Credit Suisse Group, largely

offset by share repurchases with an

acquisition cost of USD 1,279m under our
2022 share repurchase program and purchases

of USD 1,258m from the market to hedge

our share delivery obligations
related to employee share-based compensation awards.

These

increases

were

partly

offset

by

distributions

to

shareholders

of

USD 1,679m,

reflecting

a

dividend

payment

of
USD 0.55 per share.
In the second quarter of 2023, we canceled 62,548,000 shares purchased under our 2021 share repurchase program, as approved

by

shareholders

at

the

2023

Annual

General

Meeting

(the

AGM).

The

cancellation

of

shares

resulted

in
reclassifications within equity but had no net effect on our total equity attributable to shareholders.
At the 2023 AGM, the

shareholders also approved the

change of the share

capital currency of UBS

Group AG from the
Swiss franc to the US dollar. As a result,

the nominal value per share has changed

from CHF 0.10 to USD 0.10, resulting
in

a

reclassification

between

share

capital

and

capital

contribution

reserve

(presented

as

share

premium

in

the
consolidated financial statements). Total equity reported was not affected by this change.
›
Refer to the “Group performance”

and “Consolidated financial statements”

sections of this report for more information about OCI
›
Refer to the “Reconciliation of equity under IFRS

Accounting Standards to Swiss SRB common equity tier

1 capital” table in this
section for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “UBS shares” in this section for more information about our share repurchase programs
Liabilities and equity
As of % change from
USD bn 31.12.23 31.12.22 31.12.22
Short-term borrowings
1,2

109.5

41.3

165
Securities financing transactions at amortized cost

14.4

4.2

243
Customer deposits

792.0

525.1

51
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2

327.6

158.6

107
Trading liabilities

34.2

29.5

16
Derivatives and cash collateral payables on derivative instruments

233.8

191.3

22
Brokerage payables

42.5

45.1

(6)
Other financial liabilities measured at amortized cost

20.9

9.6

118
Other financial liabilities designated at fair value

29.5

30.2

(2)
Non-financial liabilities

26.3

12.3

114
Total liabilities

1,630.6

1,047.1

56
of which: Credit Suisse
3

475.7
Share capital

0.3

0.3

14
Share premium

13.2

13.5

(2)
Treasury shares

(4.8)

(6.9)

(30)
Retained earnings

74.9

50.0

50
Other comprehensive income
4

2.5

(0.1)
Total equity attributable to shareholders

86.1

56.9

51
Equity attributable to non-controlling interests

0.5

0.3

55
Total equity

86.6

57.2

51
Total liabilities and equity

1,717.2

1,104.4

55
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.

2 The classification of debt issued measured at amortized cost into short-
term and long-term is

based on original contractual

maturity and therefore long-term

debt also includes debt

with a remaining time

to maturity of less

than one year.

This classification does

not consider any

early
redemption features.

3 Excludes USD 57.5bn

of debt instruments previously

issued by Credit Suisse

Group AG (transferred

to UBS Group AG

as part of the

acquisition of the Credit

Suisse Group), USD 14.8bn

of
borrowings from UBS AG,

USD 3.4bn of fiduciary placements

where UBS Switzerland AG

acts as the fiduciary,

and other minor intercompany positions.

Refer to “Note 2

Accounting for the acquisition of

the Credit
Suisse Group” in

the “Consolidated financial

statements” section of

this report for

more information.

4 Excludes other comprehensive

income related to

defined benefit plans

and own credit,

which is recorded
directly in Retained earnings.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

177
Liabilities by product and currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Short-term borrowings 109.5 41.3 49.2 23.3 41.5 3.8 8.3 4.4
of which: amounts due to banks 71.0 11.6 20.4 4.2 41.1 3.7 3.1 1.1 of which: short-term debt issued
1,2
38.5 29.7 28.8 19.0 0.3 0.1 5.2 3.3
Securities financing transactions at amortized cost
14.4 4.2 7.8 3.6 2.4 0.0 3.3 0.2
Customer deposits 792.0 525.1 311.8 226.6 328.0 198.5 80.6 53.6 of which: demand deposits 240.9 180.8 57.4 47.1 114.9 71.4 38.3 37.3 of which: retail savings / deposits 186.1 149.3 28.9 24.6 152.6 119.0 4.5 5.6 of which: sweep deposits 41.0 69.2 41.0 69.2 0.0 0.0 0.0 0.0 of which: time deposits 324.0 125.7 184.4 85.7 60.5 8.1 37.8 10.6
Debt issued designated at fair value and long-term debt issued measured at amortized
cost
2 327.6 158.6 185.8 98.4 44.7 16.9 69.6 29.6
Trading liabilities 34.2 29.5 12.6 12.1 1.1 0.8 9.3 8.1
Derivatives and cash collateral payables on derivative instruments
233.8 191.3 181.0 160.4 9.9 3.8 26.7 15.8
Brokerage payables 42.5 45.1 31.5 32.3 0.7 0.4 2.4 3.2
Other financial liabilities measured at amortized cost

20.9 9.6 11.3 4.9 3.9 1.6 2.0 1.0
Other financial liabilities designated at fair value
29.5 30.2 6.8 11.4 0.1 0.1 3.5 3.8
Non-financial liabilities
26.3 12.3 13.2 4.7 4.2 1.5 4.4 2.9
Total liabilities 1,630.6 1,047.1 810.9 577.7 436.5 227.6 210.0 122.6
of which: Credit Suisse
3
475.7 176.8 185.5 66.6
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

3 Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the “Consolidated financial statements” section of this report for more information.
Off-balance sheet
In the

normal course of

business,

we enter into

transactions where, pursuant

to IFRS Accounting

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

in Notes 10, 11,

18, 20, 21h,

23 and 29

in the “Consolidated

financial
statements” section of this report

and in the 31 December

2023 Pillar 3 Report, available

under “Pillar 3 disclosures” at
ubs.com/investors.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

178
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

payments
if our clients fail

to fulfill their

obligations to third

parties. As of 31

December 2023, the

net exposure (i.e.,

gross values
less

sub-participations)

from

guarantees

and

similar

instruments

was

USD 43.9bn,

compared

with

USD 20.6bn

as

of
31 December 2022. The increase of USD 23.3bn was mainly driven by the acquisition of the Credit Suisse Group and an
increase in sponsored repo

clearing in Group Treasury.

Fee income from issuing

guarantees compared with

total net fee
and commission income is insignificant for both 2023 and

2022.
We also

enter

into commitments

to extend

credit in

the

form of

credit

lines available

to secure

the

liquidity

needs of
clients. The

majority of

irrevocable loan

commitments range

in maturity

from one

month to

three years.

During 2023,
Irrevocable loan commitments increased by USD 51.6bn to USD 91.6bn and Committed unconditionally revocable credit lines increased by USD 121.9bn to USD 163.3bn, with

both predominantly driven by the acquisition of

the Credit Suisse
Group.

Forward

starting

reverse

repurchase

agreements

increased

by

USD 14.6bn

to

USD 18.4bn,

mainly

reflecting
fluctuations in levels of business division activity in short-dated securities financing transactions.
Off-balance sheet
As of % change from
USD bn 31.12.23 31.12.22 31.12.22
Guarantees
1,2

43.9

20.6

113
Irrevocable loan commitments 1

91.6

40.0

129
Committed unconditionally revocable credit lines

163.3

41.4

294
Forward starting reverse repurchase agreements

18.4

3.8

385
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.

2 Includes guarantees measured at fair value through profit or loss.
If customers

fail to

meet their

obligations, our

maximum exposure

to credit

risk is

generally the

contractual amount

of
these

instruments.

The

risk

is

similar

to

the

risk

involved

in

extending

loan

facilities

and

is

subject

to

the

same

risk
management and control

framework.

In 2023,

we recognized net

credit loss expenses

of USD 142m

related to irrevocable
loan commitments,

guarantees and

other credit

facilities in

the scope

of expected

credit loss

measurement, compared
with net credit loss releases

of USD 3m in 2022.

Provisions recognized for irrevocable loan commitments,

guarantees and
other

credit

facilities

in

the

scope

of

expected

credit

loss

measurement

were

USD 350m

as

of

31 December

2023,
compared with USD 201m as of 31 December 2022.
›
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

irrevocable
loan commitments. A sub-participation is an agreement by another party to take a share of the loss in the event that the obligation

is

not

fulfilled

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
Support provided to non-consolidated investment funds
In 2023, the

Group did

not provide material

support, financial or

otherwise, to unconsolidated

investment funds when
the Group was not contractually obligated to do so,

nor does it currently have an intention to

do so.
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
Deposit insurance
Swiss banking

law and

the deposit

insurance system

require Swiss

banks and

securities dealers

to jointly

guarantee an
amount

of

up

to

CHF 8bn

for

privileged

client

deposits

in

the

event

that

a

Swiss

bank

or

securities

dealer

becomes
insolvent. As

of 31 December

2023, FINMA

estimates our

share in

the deposit

insurance system

to be

CHF 1.8bn.

This
represents a contingent payment

obligation and exposes us

to additional risk. As

of 31 December 2023,

we considered
the probability of a material loss from our obli

gations to be remote.
UBS is also

subject to, or

is a member

of, other deposit

protection schemes in

other countries.

However, no contingent
payment obligation existed as of 31 December 2023 from

any other material scheme.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Balance sheet and off-balance

sheet

179
Material cash requirements
The Group’s material cash requirements

as of 31 December 2023 are

represented by the

residual contractual maturities
for non-derivative and

non-trading financial

liabilities included

in the table

presented in

“Note 24b Maturity

analysis of
financial liabilities on an undiscounted basis”

in the “Consolidated financial statements”

section of this report. Included
in

the

table

are

debt

issued

designated

at

fair

value

(USD 149.8bn)

and

debt

issued

measured

at

amortized

cost
(USD 279.3bn). The amounts represent

estimated future interest and principal payments

on an undiscounted basis.
In the normal course

of business, we also

issue or enter into

various forms of guarantees,

loan commitments and

other
similar arrangements that may result in an outflow of cash in the future. The maturity profile of these obligations, which are presented

off-balance sheet,

are included

in “Note 24b

Maturity analysis

of financial

liabilities on

an undiscounted
basis” in

the “Consolidated

financial statements”

section of

this report.

Refer to

“Guarantees, loan

commitments and
similar arrangements” in this section for more information.
Cash flows
As a global financial institution, our cash

flows are complex and often may bear little

relation to our net earnings and

net
assets.

Consequently,

we believe

that a

traditional cash

flow analysis

is less

meaningful

when evaluating

our liquidity
position

than

the

liquidity,

funding

and

capital

management

frameworks

and

measures

described

elsewhere

in

this
section.
›
Refer to “Liquidity and funding management” in

this section for more information
Cash and cash equivalents
As of 31 December 2023, cash

and cash equivalents totaled

USD 340.3bn, an increase

of USD 145.0bn compared

with
31 December

2022,

driven

by

net

cash

inflows

from

investing

and

operating

activities

and

positive

foreign

exchange
effects,

largely

reflecting

the

depreciation

of the

US dollar

against

the

Swiss

franc

in

2023. These

effects

were

partly
offset by net cash outflows used in financing activities

in amount of USD 58.3bn.
Operating activities
Net cash

inflows from operating

activities were USD 86.1bn

in 2023,

compared with USD 14.6bn

in 2022.

The net

change
in

operating

assets

and

liabilities

of

88.3bn

was

mainly

driven

by

a

USD 52.8bn

increase

in

customer

deposits,

a
USD 27.9bn decrease

in loans

and advances

to customers

and a

USD 9.9bn change

in financial

assets and

liabilities at
fair

value

not

held

for

trading

and

other

financial

assets

and

liabilities.

These

effects

were

partly

offset

by

smaller
movements in other operating assets and liabilities and adjustments to remove the net impact of non-cash effects in the
balance sheet, such as foreign currency effects

.

Investing activities
Investing activities resulted

in a net

cash inflow of

USD 103.2bn in 2023,

compared with

a net outflow

of USD 12.4bn
in 2022, primarily

reflecting the

effect of

cash acquired

upon the acquisition

of the Credit

Suisse Group

in the amount
of USD 108.5bn,

partly offset by outflows from purchase

s

of debt securities measured at amortized cost of

USD 3.8bn.
Financing activities
Financing

activities

resulted in

a net

cash outflow

of USD 58.3bn

in 2023,

compared with

an outflow

of USD 9.1bn

in 2022,
mainly due

to the

repayment of

USD 56.5bn

of funding

from the

Swiss National

Bank,

net cash

used to

repurchase treasury
shares of USD 2.8bn and a

dividend distribution to shareholders of USD 1.7bn. These outflows were partly offset by

net
issuance proceeds from short-term

debt measured at amortized

cost of USD 3.2bn and from debt

designated at fair value
and long-term

debt measured at

amortized cost

of USD 0.3bn.

›
Refer to “Primary financial statements and share information”

in the “Consolidated financial statements” section

of this report for
more information about cash flows
Statement of cash flows (condensed)
For the year ended
USD bn 31.12.23 31.12.22
Net cash flow from / (used in) operating activities 86.1 14.6
Net cash flow from / (used in) investing activities 103.2 (12.4)
Net cash flow from / (used in) financing activities (58.3) (9.1)
Effects of exchange rate differences on cash and cash equivalents 14.0 (5.7)
Net increase / (decrease) in cash and cash equivalents 145.0 (12.6)
Cash and cash equivalents at the end of the year 340.3 195.3

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | Currency management

180
Currency management
Strategy, objectives and governance
Group Treasury

focuses on three main areas of currency risk management: (i) currency-matched funding and investment of non-US-dollar assets and liabilities; (ii) the sell-down of foreign currency IFRS Accounting Standards profits and losses;
and

(iii) selective

hedging

of

anticipated

non-US-dollar

profits

and

losses

to

further

mitigate

the

effect

of

structural
imbalances in the balance sheet. Group Treasury

also manages structural currency composition across three scopes:

UBS
Group AG consolidated, UBS AG consolidated

and Credit Suisse AG consolidated.
Currency-matched funding and investment of non-US-dollar

assets and liabilities
For monetary

balance sheet

items and

other investments,

as far

as is

practical and

efficient, we

follow the

principle of
matching the currencies of

our assets and liabilities for

funding purposes. This avoids

profits and losses arising

from the
translation of non-US-dollar assets and liabilities.
UBS Group

AG consolidated

and UBS

AG consolidated

apply net

investment hedge

accounting to

non-US-dollar

core
investments, while Credit Suisse AG consolidated applies

it to its non-Swiss Franc core investments to balance the

effect
of foreign exchange movements on both common equity

tier 1 (CET1) capital and the CET1 capital ratio.
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

of group entities

with a

functional currency other

than the US

dollar are translated

into US dollars
at average

exchange rates.

To

reduce earnings

volatility on

the translation

of previously

recognized earnings

in foreign
currencies, Group Treasury

centralizes

the profits and losses (under IFRS Accounting Standards)

arising in UBS AG and its
branches and sells or buys the profit or loss for

US dollars on a monthly basis. UBS AG subsidiaries and

Credit Suisse AG
branches and subsidiaries

follow a similar

monthly sell-down

process into their

own functional currencies.

The retained
earnings in subsidiaries and branches with a functional currency other than the US dollar are integrated and managed as
part of the UBS Group’s net investment hedge accounting

program.
Hedging of anticipated non-US-dollar profits and losses
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
Dividend distribution
UBS Group AG declares

dividends in US dollars. Shareholders holding shares through SIX SIS AG will receive dividends in
Swiss francs, based on

a published exchange rate calculated up

to five decimal places,

on the day prior

to the ex-dividend
date. Shareholders holding shares

through DTC or Computershare will be

paid dividends in US dollars.
›
Refer to the UBS Group AG Standalone financial statements

and regulatory information for the year ended

31 December 2023 for
more information about the proposed dividend distribution of

UBS Group AG for the 2023 financial year
UBS shares
UBS Group AG shares
Audited |

As

of

31 December

2023,

equity

attributable

to

shareholders

under

IFRS

Accounting

Standards

amounted

to
USD
86,108
m, represented by
3,462,087,722

shares issued.

Shares issued decreased

by
62,548,000

shares in 2023 as the
shares acquired under the

2021 share repurchase

program after 18 February 2022 were

canceled by means of

a capital
reduction, as

approved by shareholders

at the 2023

Annual General

Meeting (the AGM).
In the second quarter of 2023, the share capital currency of UBS Group AG was changed from the Swiss franc to the US dollar, as

approved by

shareholders

at the 2023

AGM. As a

result, the

nominal value

per share has

changed from

CHF
0.10
to

USD
0.10
,

resulting

in

a

reclassification between

share

capital

and

capital

contribution reserve

(presented as

share
premium in

the consolidated

financial statements).

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | UBS shares

181
Each share carries one vote if entered into the share register as having the right to vote, and also entitles the holder to a
proportionate share of distributed dividends.

All shares are fully paid up. As

the Articles of Association of UBS Group AG
indicate, there

are no other

classes of shares

and no preferential

rights for shareholders.
▲
›
Refer to “Share information and earnings

per share” in the “Consolidated financial statements” section of this report for more
information about the conversion of our share capital

currency in 2023, which was approved by shareholders at the 2023

AGM
›
Refer to the “Corporate governance”

section of this report for more information about UBS

shares
UBS Group share information
As of or for the year ended % change from
31.12.23 31.12.22 31.12.22
Shares issued 3,462,087,722 3,524,635,722 (2)
Treasury shares
1
253,233,437 416,909,010 (39)
of which: related to share repurchase program 2021 62,548,000 of which: related to share repurchase program 2022 120,506,008 233,901,950 (48)
Shares outstanding 3,208,854,285 3,107,726,712 3
Basic earnings per share (USD)
2
8.83 2.34 278
Diluted earnings per share (USD)
2
8.45 2.25 276
Equity attributable to shareholders (USD m) 86,108 56,876 51
Less: goodwill and intangible assets (USD m) 7,515 6,267 20
Tangible equity attributable to shareholders (USD m) 78,593 50,609 55
Ordinary cash dividends per share (USD)
3,4
0.70 0.55 27
Total book value per share (USD) 26.83 18.30 47
Tangible book value per share (USD) 24.49 16.28 50
Share price (USD)
5
31.01 18.61 67
Market capitalization (USD m)
6
107,355 65,608 64
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

in the “UBS

Group AG standalone

financial statements”

section of the

UBS Group AG

Standalone financial statements

and regulatory information

for the year

ended
31 December 2023 report, available

under “Holding company and

significant regulated subsidiaries and

sub-groups” at ubs.com/investors,

for more information.

5 Represents the share price

as listed on the SIX
Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

6 The calculation of market capitalization has been amended in the second quarter of 2023 to reflect total shares
issued multiplied by the share

price at the end of

the period. The calculation

was previously based on

total shares outstanding multiplied

by the share price

at the end of the

period. Market capitalization has

been
increased by USD 7.8bn as of 31 December 2022 as a result.
Holding of UBS Group AG shares

Group Treasury

holds UBS Group AG shares

to hedge future share

delivery obligations related to employee

share-based
compensation awards, and also holds shares purchased under share repurchase programs. As of 31 December 2023, we held a total of 253,233,437 treasury shares

(31 December 2022: 416,909,010).
Our 2021 share repurchase program was concluded on 29 March 2022 with the purchase of an additional 87.7m shares in 2022 for an acquisition cost of USD 1,637m (CHF

1,516m). The 177.8m shares repurchased under this

program from
its inception until

18 February 2022

for a

total acquisition

cost of USD

3,022m (CHF 2,775m)

were canceled

by means
of

a

capital

reduction

in

2022,

as

approved

by

shareholders

at

the

2022

AGM.

The

remaining

62,548,000

shares
purchased under the 2021 program were canceled by means

of a capital reduction in 2023, as

approved by shareholders
at the 2023 AGM.
On 31 March

2022, we

commenced a

new, 2022 share

repurchase program

of up to

USD 6bn. Shares

acquired under
this program totaled 298.5m as of 31 December 2023 for a

total acquisition cost of USD 5,245m

(CHF 5,010m).

A total
of 178m shares

repurchased under

this program and

originally intended for

cancellation purposes

were repurposed for
the acquisition of

the Credit Suisse

Group and 176m

shares were transferred

to Credit Suisse

Group shareholders in

an
exchange of shares

as consideration for

the acquisition of

the Credit Suisse

Group. The remaining

121m shares,

with a
total acquisition

cost of USD 2,277m

(CHF 2,138m),

are intended to

be canceled by

means of

a capital

reduction, pending
approval by the shareholders at a future AGM.
A new, two-year share repurchase program of up

to USD 6bn was approved by shareholders at the 2023 AGM. We

have
temporarily

suspended

repurchases

under

the

share

repurchase

programs

due

to

the

acquisition

of

the

Credit

Suisse
Group, but we plan

to repurchase up to USD 1bn of

our shares in 2024, commencing

after the completion of the

merger
of UBS AG and Credit Suisse AG.
Treasury

shares

held

to

hedge

our

share

delivery

obligations

related

to

employee

share-based

compensation

awards
totaled 131m shares

as of 31 December

2023 (31 December 2022:

119m). Share delivery obligations

related to employee
share-based compensation

awards totaled

196m shares

as of

31 December 2023

(31 December 2022:

178m) and

are
calculated on the

basis of

undistributed notional

share awards,

taking applicable

performance conditions

into account.
Treasury

shares

held

are

delivered

to

employees

at

exercise

or

vesting.

As

of

31 December

2023,

up

to

122m
UBS Group AG

shares

(31 December

2022:

122m)

could

have

been

issued

out

of

conditional

capital

to

satisfy

share
delivery obligations of any future employee share option programs or similar awards.

Annual Report 2023 |
Risk, capital, liquidity and funding, and

balance sheet | UBS shares

182
The Investment

Bank also

holds a

limited number

of UBS Group

AG shares,

primarily in

its capacity

as a

market-maker
with regard to UBS Group AG shares and related derivatives,

and to hedge certain issued structured debt instruments.

The

table

below

outlines

the

market

purchases

of

UBS Group

AG

shares

by

Group

Treasury.

It

does

not

include

the
activities of the Investment Bank.
Treasury

share purchases
Share repurchase programs
1
Other treasury shares purchased
2
Month of purchase
3
Number of shares
Average price
in USD
Remaining volume of
2022 share repurchase
program in USD m
at month-end Number of shares
Average price in
USD
January 2023 28,143,000 20.66 1,453
February 2023 1,453 23,305,000 21.71
March 2023 35,343,000 19.73 755 3,820,000 21.64
April 2023 755
May 2023 755
June 2023 755
July 2023 755
August 2023 755
September 2023 755
October 2023 755
November 2023 755 16,401,362 25.92
December 2023 755 8,598,638 28.39
1 UBS has an active

share repurchase program

to buy back up

to USD 6bn of its

own shares over the

two-year period started in

March 2022 and ending

at the latest on 29

March 2024. The

share buybacks were
transacted in Swiss francs

on a separate trading

line on the SIX

Swiss Exchange. A

new, two-year share

repurchase program of up

to USD 6bn was

approved by shareholders at

the 2023 AGM. However,

we have
temporarily suspended repurchases under the share repurchase programs due to the acquisition of the Credit Suisse Group.

2 This table excludes purchases for the purpose of hedging derivatives linked to UBS Group
AG shares and for

market-making in UBS

Group AG shares.

The table also

excludes UBS Group AG

shares purchased by post-employment

benefit funds for UBS

employees, which are

managed by a board

of UBS
management and employee representatives in accordance with Swiss law. UBS’s post-employment benefit funds purchased 509,075 UBS Group AG shares during the year and held 13,478,820 UBS Group AG shares as of 31 December 2023.

3 Based on the transaction date of the respective treasury share purchases.

Trading volumes
For the year ended
1,000 shares 31.12.23 31.12.22 31.12.21
SIX Swiss Exchange total 2,102,613 2,433,051 2,514,259
SIX Swiss Exchange daily average 8,377 9,579 9,899
New York Stock Exchange total 170,875 186,468 137,366
New York Stock Exchange daily average 684 743 545
Source: Reuters
Listing of UBS Group AG shares
UBS Group AG shares

are listed

on the SIX

Swiss Exchange

(SIX). They are

also listed on

the New York

Stock Exchange
(the NYSE)

as global

registered

shares. As

such, they

can be

traded and

transferred across

applicable borders,

without
the need for conversion, with identical shares traded

on different stock exchanges in different

currencies.
During 2023, the average daily trading volume of UBS Group AG shares was 8.4m shares on SIX and 0.7m shares on the
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

Annual Report 2023 |
Corporate governance and compensation

183
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

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

184
Corporate governance

185
Corporate governance
186
Group structure and shareholders
187
Share capital structure
191
Shareholders’ participation rights
193
Board of Directors
209
Group Executive Board
218
Change of control and defense measures
218
Auditors
220
Information policy

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

185
Corporate governance
UBS Group AG is subject to, and complies with, all relevant Swiss legal and regulatory requirements regarding corporate
governance, including the

SIX Swiss Exchange’s Directive on

Information relating to Corporate Governance

(the SIX Swiss
Exchange Corporate Governance

Directive) and the

standards established in

the Swiss Code

of Best

Practice for Corporate
Governance.

Following a

revision of

the Swiss

Code of

Obligations that

entered into

force on

1 January

2023, the

correspondingly
amended Articles of Association of UBS Group AG (the

AoA) were approved by the Annual General Meeting (the

AGM)
on 5 April

2023. The

key amendments

of the

AoA are

amendment of

the threshold

to convene

extraordinary general
meetings, the introduction of the basis to hold hybrid and

virtual general meetings, and changes in connection

with the
external mandates of

the Board of

Directors (the BoD)

and the Group

Executive Board (the

GEB), as well

as compensation-
related changes and clarifications with regards to publications and notices.
As a non-US company with shares listed on the New York Stock Exchange (the NYSE), UBS Group AG also complies with all relevant corporate governance standards applicable to

foreign private issuers.
The Organization

Regulations of UBS

Group AG,

adopted by

the BoD

based on Art.

716b of

the Swiss

Code of

Obligations
and Art. 25 and 27 of the AoA, constitute UBS Group AG’s primary corporate governance guidelines.

›
Refer to the Articles of Association of UBS Group AG

and to the Organization Regulations of UBS Group AG, available

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

US

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

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

186
Group structure and shareholders
Operational Group structure
As of 31 December 2023,

the operational structure

of the UBS Group

is composed of the

Global Wealth Management,
Personal &

Corporate Banking,

Asset Management,

the Investment

Bank, and

Non-core and

Legacy business

divisions,
as well

as Group

functions.

After the

acquisition of

the Credit

Suisse Group

in June

2023, its

global divisions

(Wealth
Management

(Credit

Suisse),

the

Investment

Bank

(Credit

Suisse),

Swiss

Bank

(Credit

Suisse)

and

Asset

Management
(Credit Suisse)) were integrated into the Group.
›
Refer to the
“Our businesses”

section of this report for more information about our

business divisions and Group functions
›
Refer to
“Financial and operating performance”

and to
“Note 3a Segment reporting”

in the
“Consolidated financial statements”
section of this report for more information
›
Refer to the
“Our evolution”

section of this report for more information
Listed and non-listed companies belonging to the

Group
The Group

includes a number

of consolidated entities,

of which only

UBS Group

AG shares

are listed.

All Credit

Suisse
Group AG shares were

exchanged for shares in UBS Group AG

in June 2023 based on a share exchange.
UBS Group AG’s registered office is at Bahnhofstrasse 45, CH-8001

Zurich, Switzerland. UBS Group AG shares are listed
on the SIX Swiss Exchange (ISIN CH0244767585) and on

the NYSE (CUSIP H42097107).
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
General rules
Under the Swiss

Federal Act on Financial

Market Infrastructures and Market Conduct

in Securities and Derivatives

Trading
of 19 June 2015

(the FMIA), anyone

who directly,

indirectly or

acting in concert

with third parties,

acquires or

disposes
of shares in

a company listed

in Switzerland or

holds other purchase

or sale

positions relating to

such shares, and,

thereby,
directly,

indirectly

or

in

concert

with

third

parties

reaches,

falls

below

or

exceeds

one

of

the

following

percentage
thresholds: 3, 5,

10, 15, 20,

25, 33
1
⁄
3
, 50 or 66
2
⁄
3
% of the voting

rights in such

company,

regardless of

whether or not
such rights

may be

exercised,

must notify

the company

and the

Swiss stock

exchange on

which such

shares are

listed.
Nominee

companies

that

cannot

autonomously

decide

how voting

rights are

exercised

are

not required

to notify

the
company and such stock exchange if they reach,

exceed or fall below the aforementioned thresholds.
Shareholders subject to FMIA disclosure notifications
According to the

mandatory FMIA disclosure

notifications filed with UBS

Group AG and

SIX Swiss Exchange

(SIX), as of
31 December 2023, the following entities held more than 3% of the total voting rights of UBS Group AG: Norges Bank,
Oslo, which disclosed a holding of 4.79% on 4 December 2023; BlackRock Inc., New York,

which disclosed a holding of
5.01% on 30 November 2023;

and Artisan Partners Limited

Partnership, Milwaukee, which disclosed

a holding of 3.03%
on 29 March 2023.

In accordance with the FMIA, the aforementioned holdings are calculated in relation to the voting rights associated with
the total

share

capital

of UBS

Group

AG entered

into the

commercial

register

at the

time of

the respective

disclosure
notification.

Information

on

disclosures

under

the

FMIA

is

available

at
ser-ag.com/en/resources/notifications-market-
participants/significant-shareholders.html.

Cross-shareholdings
UBS Group

AG has

no cross-shareholdings

where

reciprocal

ownership would

be in

excess of

5% of

capital or

voting
rights with any other company.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

187
Share capital structure
Ordinary share capital
On 5 April 2023, the AGM approved the conversion of the share capital currency of UBS Group AG from the Swiss franc to the US dollar.

To

obtain a Swiss franc nominal value per share

equaling USD 0.10 after the conversion, the AGM also
approved a CHF 25,896,416.16056

reduction of the

ordinary share capital,

and this

reduction resulted in

a corresponding
allocation to

the capital

contribution reserve

on UBS Group

AG’s standalone

financial statements.

At the

end of 2023,
UBS Group AG had 3,462,087,

722 issued shares with

a nominal value of USD 0.10

each, equating to a share

capital of
USD 346,208,772.20.

Under Swiss company

law, shareholders

must approve, in

a general meeting

of shareholders, any

increase or reduction
in the ordinary

share capital,

the creation of

conditional share capital

or the introduction

of a capital

band. In addition,
under the Swiss Banking Act, shareholders of a Swiss top holding company of a financial group or of a Swiss bank must
approve, in a general meeting of shareholders, the introduction of conversion capital or reserve capital.

In 2023,

the shareholders

of UBS

Group

AG were

asked to

approve

a reduction

of share

capital

by way

of canceling
62,548,000 registered shares repurchased under the 2021

share repurchase program.

In

2023,

the

shareholders

of

UBS

Group

AG

were

not

asked

to

approve

the

creation

of

conditional

capital

or

the
introduction of

conversion capital,

capital band

or reserve

capital. As

of the

date of

this report,

UBS Group

AG has

no
conversion capital, capital band or reserve capital.
No shares were

issued out of

UBS Group AG’s

existing conditional

capital in

2023, as there

were no employee

options
or stock appreciation rights outstanding.

Following the permanent write down

of Credit Suisse Group

AG’s additional tier 1 (AT1)

instruments in March 2023,

UBS
Group AG has

issued AT1

instruments with

terms that

provide for an

equity conversion

feature (instead

of the existing
write-down feature) as soon as

UBS Group AG has a minimum

amount of conversion capital in place.

In relation to AT1
instruments

with equity conversion

features,

the BoD will

propose

at the 2024

AGM that the

shareholders approve

the
introduction of conversion capital in a maximum amount

equivalent to 700 million shares.

›
Refer to
“Share information and earnings per share”

in the
“Consolidated financial statements”

section of this report for
information about the conversion of the share capital currency
Distribution of UBS Group AG shares

As of 31 December 2023 Shareholders registered Shares registered
Number of shares registered Number % Number % of shares issued
1–100

68,848

27.2

2,667,746

0.1
101–1,000

114,217

45.1

49,049,169

1.4
1,001–10,000

63,425

25.1

177,203,347

5.1
10,001–100,000

5,924

2.3

136,419,449

3.9
100,001–1,000,000

483

0.2

135,910,660

3.9
1,000,001–5,000,000

96

0.0

198,179,947

5.7
5,000,001–34,620,877 (1%)

23

0.0

246,038,682

7.1
1–2%

2

0.0

98,317,626

2.8
2–3%

0

0.0

0

0.0
3–4%

1

0.0

134,570,286

3.9
4–5%

0

0.0

0

0.0
Over 5%

1
1

0.0

256,797,945

7.4
Total shares registered

253,020

100.0

1,435,154,857
2

41.5
Shares not registered
3

2,026,932,865

58.5
Total

100.0

3,462,087,722

100.0
1 On 31 December 2023,

the US securities clearing

organization DTC (Cede &

Co.), New York,

was registered with 7.42%

of all UBS shares issued

and is not subject

to the 5% voting limit

as a securities clearing
organization.

2 Of the total shares registered, 115,991,129 shares did not carry voting rights.

3 Shares not entered in the UBS share register as of 31 December 2023.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

188
Conditional share capital
At year-end 2023, the following conditional share

capital was available to UBS Group AG’s BoD.

–
A maximum of

USD 38,000,000 represented

by up to

380,000,000 fully paid

registered shares with

a nominal value
of USD 0.10

each, to

be issued

through the

voluntary or

mandatory exercise

of conversion

rights and

/ or

warrants
granted in

connection with the

issuance of bonds

or similar financial

instruments by UBS

Group AG

or another member
of

the

Group

on

national

or

international

capital

markets.

This

conditional

capital

allowance

was

approved

at

the
Extraordinary General

Meeting (the

EGM) held

on 26 November

2014, having

originally been

approved at

the AGM
of UBS AG on 14 April 2010. The BoD has not made use

of such allowance.
–
A

maximum

of

USD 12,170,583

represented

by

121,705,830

fully

paid

registered

shares

with

a

nominal

value

of
USD 0.10 each, to be issued

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
Conditional capital of UBS Group AG
As of 31 December 2023
Maximum number of shares to
be issued
Year approved by Extra-
ordinary General Meeting % of shares issued
Employee equity participation plans

121,705,830
2014

3.52
Conversion rights / warrants granted in connection with bonds

380,000,000
2014

10.98
Total

501,705,830

14.49
Capital band, conversion capital and reserve capital
As of

31 December 2023,

UBS Group

AG had

not introduced

any capital

band, any

conversion capital

or any

reserve
capital.
›
Refer to “Ordinary share capital” in this section for more information about
a proposal for the shareholders to approve the
introduction of conversion capital at the 2024 AGM
Changes in capital
In

accordance

with

IFRS

Accounting

Standards,

Group

equity

attributable

to

shareholders

was

USD 86.1bn

as

of
31 December 2023 (2022: USD 56.9bn; 2021: USD 60.7bn). The equity of UBS Group AG shareholders was represented by

3,462,087,722

issued

shares

as

of

31 December

2023

(31 December

2022:

3,524,635,722;

31 December

2021:
3,702,422,995 shares).

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

UBS share

register as

“shareholders with

voting
rights” are entitled to exercise voting rights.
›
Refer to
“Shareholders’ participation rights”

in this section for more information

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

189
As of

31 December

2023, 1,319,163,728

UBS Group

AG shares

were registered

in the

UBS share

register and

carried
voting rights,

115,991,129

shares were

registered in

the UBS

share register

without voting

rights, and

2,026,932,865
shares were not registered

in the UBS share register.

As of the same date,

all such shares were

fully paid up and

eligible
for dividends. There

are no preferential

rights for shareholders,

and no other

classes of shares

have been issued

by UBS
Group AG.
Shareholders, legal entities and nominees: type and geographical distribution
Shareholders registered
As of 31 December 2023 Number %
Individual shareholders

248,076

98.0
Legal entities

4,777

1.9
Nominees, fiduciaries

167

0.1
Total shares registered 253,020 100.0
Shares not registered
Total

253,020

100.0
Individual shareholders Legal entities Nominees Total
Number % Number % Number % Number %
Americas

1,849

0.7

112

0.0

77

0.0

2,038

0.8
of which: USA

1,313

0.5

66

0.0

72

0.0

1,451

0.6
Asia Pacific

6,043

2.4

87

0.0

10

0.0

6,140

2.4
Europe, Middle East and Africa

14,792

5.8

264

0.1

44

0.0

15,100

6.0
of which: Germany

4,586

1.8

40

0.0

4

0.0

4,630

1.8
of which: UK

5,501

2.2

8

0.0

6

0.0

5,515

2.2
of which: rest of Europe

4,274

1.7

209

0.1

32

0.0

4,515

1.8
of which: Middle East and Africa

431

0.2

7

0.0

2

0.0

440

0.2
Switzerland

225,392

89.1

4,314

1.7

36

0.0

229,742

90.8
Total shares registered
Shares not registered
Total

248,076

98.0

4,777

1.9

167

0.1

253,020

100.0
At year-end

2023, UBS

owned

253,233,437 UBS

Group

AG shares,

which corresponded

to 7.31%

of the

total share
capital of UBS Group AG.

At the same time, UBS had

acquisition positions relating to

273,216,729 voting rights of UBS
Group AG and

disposal positions relating

to 211,212,648 such

rights, corresponding

to 7.89% and 6.10%

of the total
voting rights

of UBS

Group AG,

respectively.

Of the

disposal positions,

196,620,932 related

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

Ownership Plan (the EOP) is a mandatory

deferral plan for all employees that
are subject

to deferral

requirements (regulatory

-driven or

total compensation

greater than

USD / CHF

300,000) but

do
not

receive

LTIP

awards.

EOP

recipients

receive

a

portion

of

their

deferred

performance

award

in

notional

shares

(or
notional

funds

for

employees

in

Investment

Areas

within

Asset

Management).

GEB

members

and

most

Managing
Directors reporting

to the

GEB and

their direct

reports at

MD level
1

receive the

equity-based Long-Term

Incentive Plan
(the LTIP) instead of the EOP.

Both the EOP and LTIP include employment conditions and malus conditions that allow the firm

to

reduce

or

fully

forfeit

unvested

deferred

awards

under

certain

circumstances,

pursuant

to

performance

and
harmful acts

provisions. In

addition, forfeiture

is triggered

in cases

where employment

has been

terminated for

cause.
Underlining our emphasis on sustainable performance and risk management, and to support delivering on our ambitious
integration

goals and business / financial targets, LTIP awards

will only vest if predetermined performance conditions are
met.
On 31 December

2023, UBS

employees held at

least 7.4%

of UBS shares

outstanding (including

approximately 5.36%
in unvested deferred notional shares from our compensation programs). These figures are based on known shareholding information from employee

participation plans, personal

holdings with UBS and

selected individual retirement

plans. At
the end of 2023, at least 25.2% of all employees held UBS shares through the firm’s employee share participation plans.
›
Refer to the
“Compensation”

section of this report for more information
1

Excluding all Managing Directors in Asset Management Investment Areas who will continue to receive the Fund Ownership Plan instead of LTIP.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

190
Trading restrictions in UBS shares
UBS

employees

with

regular

access

to

unpublished

price-sensitive

information

about

the

firm

are

subject

to

specific
restrictions in respect to UBS financial instruments, including, but not limited to, pre

-clearance requirements and regular
blackout periods. Such

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
As of 31 December 2023 Number %
Individual shareholders

374,815,823

10.8
Legal entities

480,301,558

13.9
Nominees, fiduciaries

580,037,476

16.8
Total shares registered

1,435,154,857

41.5
Shares not registered

2,026,932,865

58.5
Total

3,462,087,722

100.0
Individual shareholders Legal entities Nominees Total
Number of shares % Number of shares % Number of shares % Number of shares %
Americas

2,067,728

0.1

57,732,878

1.7

348,096,597

10.1

407,897,203

11.8
of which: USA

799,567

0.0

49,919,559

1.4

347,889,103

10.0

398,608,229

11.5
Asia Pacific

17,531,252

0.5

8,396,840

0.2

5,581,441

0.2

31,509,533

0.9
Europe, Middle East and Africa

39,304,594

1.1

26,433,295

0.8

218,929,280

6.3

284,667,169

8.2
of which: Germany

11,236,871

0.3

2,126,558

0.1

8,451,911

0.2

21,815,340

0.6
of which: UK

16,913,865

0.5

152,510

0.0

186,227,060

5.4

203,293,435

5.9
of which: rest of Europe

9,862,166

0.3

23,861,879

0.7

24,095,431

0.7

57,819,476

1.7
of which: Middle East and Africa

1,291,692

0.0

292,348

0.0

154,878

0.0

1,738,918

0.1
Switzerland

315,912,249

9.1

387,738,545

11.2

7,430,158

0.2

711,080,952

20.5
Total shares registered

374,815,823

10.8

480,301,558

13.9

580,037,476

16.8

1,435,154,857

41.5
Shares not registered

0

0

0

2,026,932,865

58.5
Total

374,815,823

10.8

480,301,558

13.9

580,037,476

16.8

3,462,087,722

100.0
Shares and participation certificates
UBS Group

AG has

a single

class of

shares, which

are

registered

shares in

the form

of uncertificated

securities (in

the
sense of

the Swiss

Code of

Obligations). Each

registered

share

has a

nominal value

of CHF 0.10

and carries

one vote,
subject to the restrictions set out under “Transferability,

voting rights and nominee registration” below.
We have no participation certificates outstanding.
UBS Group

AG shares

are listed

on the SIX

Swiss Exchange

and also

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

At the

2024 AGM,

the BoD

is proposing

to shareholders

for approval

a dividend

of USD 0.70

per share

for the

2023
financial year. Shareholders whose shares are held through SIX SIS AG will receive dividends in Swiss francs, based on an exchange rate published

on the day

prior to the

ex-dividend date. Shareholders

holding shares through

The Depository
Trust Company in New York or Computershare will be paid

dividends in US dollars.

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

at the

AGM on

24 April 2024,

the payment

of USD 0.70

(or the

Swiss franc

equivalent) per

share will

be
made on 3 May

2024 to

holders of

shares on the

record date

2 May 2024. The

shares will be

traded ex-dividend

as of
30 April 2024 and, accordingly, the last day on which the

shares may be traded with entitlement to receive the dividend will be 29 April 2024.

In January

2023, the

BoD announced

a new

two-year share

repurchase program.

At the

2023 AGM,

the shareholders
authorized the BoD

to repurchase shares for

cancellation purposes in an

aggregate value of up

to USD 6bn until the

2025
AGM. Any shares repurchased under the program are intended to be canceled by way of capital reduction, which will be
subject to

shareholder approval

at one

or several

subsequent AGMs.

In the

interim period,

the acquisition

and holding
of such

shares are

not subject

to the

10% threshold

for UBS

Group AG’s

own shares

within the

meaning of

Art. 659
para 2 of the Swiss Code of Obligations.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

191
Looking ahead,

the 2022 share

repurchase program will

be concluded at the

end of its two-year

term by end of

March
2024, and the repurchased shares are intended to be canceled by means of a capital reduction, pending approval by the shareholders

at

a

future

AGM.

In

2024,

we

plan

to

repurchase

up

to

USD 1bn

of

our

shares

commencing

after

the
completion of the merger of UBS AG and Credit Suisse

AG under the new 2023 share repurchase program approved

by
the shareholders at the 2023 AGM.
›
Refer to
“UBS shares”

in the
“Capital, liquidity and funding, and balance sheet”

section of this report for more information about
the share repurchase programs
Transferability, voting rights and nominee registration
We

do

not

apply

any

restrictions

or

limitations

on

the

transferability

of

UBS

Group

AG

shares.

Voting

rights

may

be
exercised without any

restrictions by shareholders

entered into the

UBS share register

if they

expressly render a

declaration
of beneficial ownership according to the provisions

of the AoA.
We have special provisions for

the registration of nominees. Nominees

are entered in the UBS

share register with voting
rights up to

a total of

5% of all

issued UBS Group

AG shares if

they agree to

disclose, upon our request,

beneficial owners
holding 0.3% or

more of all

issued UBS Group

AG shares. An

exception to the

5% voting limit

rule is

in place for

securities
clearing organizations, such as The Depository Trust Company in New York.

›
Refer to
“Shareholders’ participation rights”

in this section for more information
Convertible bonds and options
As of

31 December

2023, there

were

no conditional

capital

securities

or convertible

bonds outstanding

requiring

the
issuance of new

shares. However, as

of the same

date, AT1

instruments issued by

UBS Group AG

in an

aggregate principal
amount of USD 3.5bn were outstanding, and such instruments have terms that provide for an equity conversion feature
(instead of the

existing write-down

feature) as soon

as UBS Group

AG has a

minimum amount

of conversion capital

in
place.
›
Refer to the
“Capital, liquidity and funding, and balance sheet”

section of this report for more information about our outstanding capital instruments
As

of

31 December

2023,

there

were

no

employee

options

or

stock

appreciation

rights

outstanding.

Option-based
compensation plans

are sourced

by issuing

new shares

out of

UBS Group

AG’s conditional

capital. As

of 31 December
2023, UBS Group

AG had USD 12,170,583

in conditional share

capital available for

the issuance of

new shares for

this
purpose.
›
Refer to “
Conditional share capital”

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
easily log into

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

BoD, the

GEB and internal

and external
auditors.

Voting rights, restrictions and representation
We place

no restrictions

on share

ownership and

voting rights.

However,

pursuant to

general principles

formulated by
the

BoD,

nominees,

which

normally

represent

a

large

number

of

individual

shareholders

and

may

hold

an

unlimited
number of

shares, have

voting rights

limited to

a maximum

of 5%

of all

issued UBS

Group AG

shares if

they agree

to
disclose, upon

our request,

beneficial owners

holding 0.3%

or more

of all

issued UBS

Group AG

shares. This

5% limit
has been implemented to avoid large shareholders being entered in the UBS share register via nominee companies so as
to exercise

influence without

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

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

192
All shareholders registered with voting rights are entitled to participate in general meetings. If they do not

wish to attend
in person, they may issue instructions

to support, reject or abstain for each individual

item on the meeting agenda, either
by giving instructions to an

independent proxy in accordance

with article 14 of the AoA

or by granting a written

power
of

attorney

to

a

third

person

of

their

choice

(which

does

not

need

to

be

a

shareholder)

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

Statutory quorums
Motions are decided at a general meeting by a majority of the votes represented, excluding blank and invalid ballots. For the approval of

certain specific issues, the

Swiss Code of Obligations

requires a positive

vote from a two-thirds

majority
of the

votes represented

at the given

general meeting

and from

a majority

of the

nominal value

of shares

represented
thereat. Such issues include creating shares with privileged voting rights, introducing restrictions on the transferability of
registered shares, creating conditional capital or introducing a capital band or reserve capital and restricting or excluding
shareholders’ preemptive rights.

The AoA also require a two-thirds majority of votes represented for approval of any change to their provisions regarding
the number of BoD members, any decision to remove one-quarter or more of the BoD members and any modification to
the provision establishing this qualified quorum.
Votes and elections are generally conducted electronically to ascertain the exact number of votes represented.

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

In 2024, the

AGM will
take place on 24 April.
Extraordinary

general

meetings

(EGMs)

may

be

convened

whenever

the

BoD

or

the

auditors

consider

it

necessary.
Shareholders individually

or jointly

representing at

least 5%

of the

share capital

may at

any time,

including during

an
AGM, require, by way of a written statement, that

an EGM be convened to address a specific issue they put forward.
A

personal

invitation,

including

a

detailed

agenda,

is

made

available

to

every

registered

shareholder

at

least

20

days
ahead of each

scheduled general

meeting. The items

on the agenda

are also

published in

the Swiss Official

Gazette of
Commerce, as well as at ubs.com/agm.
Placing of items on the agenda
Pursuant to the AoA, shareholders

individually or jointly representing

shares with an aggregate

minimum nominal value
of USD 62,500 may submit requests for items to be placed on the agenda for consideration at the next general meeting
of shareholders or for motions relating to

agenda items to be included in the notice to convene the

general meeting.
In January of

each year,

the invitation to

submit such agenda

items or motions

relating to agenda

items is published

in
the Swiss Official

Gazette of Commerce

and at
ubs.com/agm.

Requests for motions

relating to agenda items

and items
to be placed on the agenda must include the actual motions to be put forward,

together with a short explanation. Such
requests must

be submitted

to the

BoD no later

than the

deadline published

by UBS

Group AG,

including a

statement
from the depository

bank confirming the

number of shares

held by the requesting

shareholder(s) and that

these shares
are blocked from

sale until

the end of

the general meeting

of shareholders. The

BoD formulates opinions

on such requests
from shareholders,

which are published together with the

motions from the BoD.
Registrations in the UBS share register
The UBS share register, where around 254,000

UBS Group AG shareholders are directly registered as

of 28 March 2024,
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

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

193
The general rules for entry into our

Swiss share register with voting rights are described in article 5 of our AoA. The same
rules

apply

to

our

US

transfer

agent

that

operates

the

US

share

register

for

all

UBS

Group

AG

shares

in

a

custodian
account in the US, where some 234,000 US

shareholders are indirectly registered via nominee companies as of

28 March
2024. In order to

determine the voting rights

of each shareholder,

our share register

generally closes two business

days
prior

to

a

general

meeting.

Our

independent

proxy

agent

processes

voting

instructions

from

shareholders

as

long

as
technically possible, generally also until two business days before a general meeting. Such technical closure

of our share
register

facilitates

the

determination

of

the

actual

voting

rights

of

every

shareholder

that

issued

a

voting

instruction.
Irrespective

of

this

technical

closure,

shares

that

are

registered

in

our

share

register

are

never

immobilized

and

such
closure does not affect the tradability of such shares at any time, irrespective of any issued voting instructions.
›
Refer to article 5 of our AoA, available at ubs.com/governance
, for more information about the general rules for

entry into the
UBS share register
Board of Directors

The Board of Directors of UBS Group AG (the BoD), led by the Chairman, consists of between 6 and 12 members, as per our AoA.

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

framework of prudent

and effective controls.

It approves all

financial statements and

appoints and removes
all GEB members.

Members of the Board of Directors
At

the

AGM

on

5 April

2023,

Colm

Kelleher,

was

re-elected

as

Chairman

of

the

Board

and

Lukas

Gähwiler,

Jeremy
Anderson, Claudia

Böckstiegel, William

C. Dudley,

Patrick Firmenich,

Fred Hu,

Mark Hughes,

Nathalie Rachou,

Julie G.
Richardson, Dieter

Wemmer and

Jeanette Wong

were re

-elected as

members of

the BoD.

At that

same AGM,

Julie G.
Richardson,

Dieter

Wemmer

and Jeanette

Wong

were

re-elected

as members

of the

Compensation

Committee.

ADB
Altorfer Duss

& Beilstein

AG was

re-elected

as independent

proxy

agent. Following

their election,

the BoD

appointed
Lukas Gähwiler as Vice

Chairman and Jeremy Anderson as

Senior Independent Director of UBS

Group AG. On 12 January
2024, the BoD announced

that Dieter Wemmer

would not stand for

re-election at the

forthcoming AGM, after

serving
on the BoD for

eight years, and that Gail

Kelly would be nominated for

election to the BoD at

the same AGM. She served
as

the

Group

CEO

and

Managing

Director

for

two

banks

in

Australia,

St.

George

Bank

(2002

to

2007)

followed

by
Westpac Banking Corporation (2008 to 2015). Gail

Kelly acted as
Senior Global Advisor for UBS from 2016 to 2023.
Article 31

of our

AoA limits

the number

of mandates

that members

of the

BoD may

hold outside

UBS Group

to four
mandates in

listed companies

and five

additional mandates

in non-listed

companies.

Mandates

in companies

that are
controlled by us or that control

us are not subject to this

limitation. In addition, members of

the BoD may hold no more
than 10 mandates

at UBS’s request

and 10 mandates

in associations, charitable

organizations, foundations,

trusts, and
employee welfare foundations

without commercial purpose.

As of 31 December 2023,

no member of the

BoD reached
any of these thresholds.

The following biographies provide information about the BoD members who were in office after the 2023 AGM and the
Group Company Secretary. In

addition to information on

mandates, the biographies include

information on memberships
or other activities or functions, as required by the SIX Swiss Exchange

Corporate Governance Directive.
No member of

the BoD currently

carries out operational

management tasks within

the Group. All

members of the

BoD
are therefore

non-executive

members.

Except

for Lukas

Gähwiler, no

member

of the

BoD has

carried

out operational
management tasks within the Group over the past three

years.
As a result

of the acquisition

of the

Credit Suisse

Group in 2023,

to ensure compliance

with our governance

principles
and to

facilitate a

smooth integration

into UBS,

Lukas Gähwiler

was appointed

chairman of

the board

of Credit

Suisse
AG, Jeremy Anderson was appointed vice chairman of that

board and Mark Hughes a member of it.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

194
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
2006 – 2007
Head Global Capital Markets, Morgan Stanley
2004 – 2006
Co-Head Fixed Income, Europe, Morgan Stanley
1989 – 2004
Various roles, Morgan Stanley
Education
– Master’s degree, modern history, the University of Oxford
–
Fellow of the Institute of Chartered Accountants in England

and
Wales
Listed company boards
–
Member of the Board of Norfolk Southern Corporation

(chair of the
risk and finance committee)
Other activities and functions
–
Chairman of the Board of Directors of UBS AG

– Member of the Board of Directors of the Bretton Woods Committee
– Member of the Board of the Swiss Finance Council
– Member of the International Monetary Conference
– Member of the Board of the Bank Policy Institute
– Member of the Board of Americans for Oxford
– Visiting Professor of Banking and Finance, Loughborough Business
School
– Member of the European Financial Services Round Table
– Member of the European Banking Group
–
Member of the International Advisory Council

of the China Securities
Regulatory Commission
–
Member of the Chief Executive’s Advisory Council (Hong

Kong)
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking)

and insurance
– Investment banking, capital markets
– Finance, audit, accounting
– Risk management, compliance and legal
Leadership experience
– CEO, Chairman

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

195
Lukas Gähwiler
Vice Chairman and non-executive member of the

Board since 2022
– Member of the Governance and Nominating Committee since 2023
– Member of the Risk Committee since 2023
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
Other activities and functions
– Chairman of the Board of Directors of Credit Suisse AG
–
Vice Chairman of the Board of Directors of UBS AG

– Member of the Board and Board Committee of economiesuisse
–
Chairman of the Employers Association of Banks in

Switzerland
– Member of the Board of Directors of the Swiss Employers Association
– Member of the Board of Directors and the Board of Directors
Committee of the Swiss Bankers Association
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
Software developer, Triad

Computing Systems
Education
– Bachelor’s degree, economics, University College London
Listed company boards
–
Member of the Board of Prudential plc (chair of the

risk committee)
Other activities and functions
– Vice Chairman of the Board of Directors of Credit Suisse AG
–
Member of the Board of Directors of UBS AG

– Trustee of the UK’s Productivity Leadership Group
Key competencies
–
Banking (wealth management, asset management, personal

and
corporate banking)

and insurance
– Finance, audit, accounting
– Risk management, compliance and legal
–
Technology,

cybersecurity
Leadership experience
– Executive board leadership

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

196
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
2016 – 2020
Head of Legal Diagnostics, F. Hoffmann-La Roche Ltd,
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
Listed company boards
–
Member of the Enlarged Executive Committee of Roche

Holding AG
Other activities and functions
–
Member of the Board of Directors of UBS AG

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
Non-listed company boards
– Member of the Board of Treliant LLC
– Member of the Advisory Board of Suade Labs
Other activities and functions
–
Member of the Board of Directors of UBS AG

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
– Risk management, compliance and legal
– Regulatory authority, central bank
– Environmental, social and governance (ESG)
Leadership experience
– CEO, Chairman

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

197
Patrick Firmenich
Non-executive member of the Board since 2021
– Member of the Audit Committee since 2021
–
Member of the Corporate Culture and Responsibility Committee

since 2021
Nationality:

Swiss |
Year of birth:

1962
Patrick Firmenich

was Chairman

of the

Board of

Firmenich International
SA, a privately owned

fragrances and flavorings company,

from 2016 to
2023 and its CEO

for 12 years.

In 2023, he became

Vice Chairman of dsm
firmenich,

a

listed

company.

He

has

demonstrated

his

entrepreneurial
leadership by

significantly advancing

the Firmenich

group’s global position
through organic

and

in-organic growth

and

succeeded in

transforming
the organization to continuously respond to client

needs and the market
environment.

He

developed an

ambitious sustainability

strategy for

the
group

to

lead

the

industry

in

health,

safety

and

environmental
performance. Before

joining Firmenich,

he

held

several positions

in the
legal

and

banking

sectors,

including

working

as

an

international
investment banking analyst.
Professional experience
2016 – 2023
Chairman of the Board of Firmenich International

SA
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
– MBA, INSEAD Fontainebleau
Listed company boards
–
Vice Chairman of the Board of dsm firmenich (chair of the

nomination
committee)
Other activities and functions
–
Member of the Board of Directors of UBS AG

– Member of the Board of Directors of INSEAD and INSEAD World
Foundation
– Member of the Advisory Council of the Swiss Board Institute
Key competencies
– Finance, audit, accounting
– Risk management, compliance and legal
– Human resources management, including compensation
– Environmental, social and governance (ESG)
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
–
Member of the Board of ICBC (chair of the nomination

committee)
Non-listed company boards
– Chairman of Primavera Capital Ltd
Other activities and functions
–
Member of the Board of Directors of UBS AG

– Trustee of the China Medical Board
– Co-Chairman of the Nature Conservancy Asia Pacific Council
– Member of the Board of Trustees, the Institute for Advanced Study
–
Director and member of the Executive Committee of China

Venture
Capital and Private Equity Association Ltd
Key competencies
– Investment banking, capital markets
– Risk management, compliance and legal
–
Technology,

cybersecurity
– Regulatory authority, central bank
Leadership experience
–
CEO, Chairman

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

198
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
Other activities and functions
–
Member of the Board of Directors of UBS AG

–
Member of the Board of Directors of UBS Americas Holding

LLC
– Member of the Board of Directors of Credit Suisse AG
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
Topiary Finance Ltd, UK
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

(chair of the audit committee)
Non-listed company boards

–
Member of the Board of the African Financial Institutions

Investment
Platform

Other activities and functions
– Member of the Board of Directors of UBS AG
–
Member of the Board of Directors of Fondation Léopold Bellan

Key competencies
–
Banking (wealth management, asset management,

personal and corporate banking) and insurance
– Investment banking, capital markets
– Finance, audit, accounting
– Risk management, compliance and legal

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

199
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

company,

a

leading

cloud

monitoring
firm and a cyber insurance company.
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
Non-listed company boards

– Member of the Board of Fivetran
–
Member of the Board of Coalition, Inc.

–
Member of the Board of Checkout.com (stepped down

in January
2024)
Other activities and functions
–
Member of the Board of Directors of UBS AG

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
Other activities and functions
–
Member of the Board of Directors of UBS AG

Key competencies
–
Banking (wealth management, asset management,

personal and corporate banking) and insurance
– Investment banking, capital markets
– Finance, audit, accounting
– Risk management, compliance and legal
Leadership experience
– Executive board leadership

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

200
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

FX, Fixed

Income and

emerging markets
business. She

brings extensive

experience from

serving as

a member

of
the board of directors of two high-value listed companies.
Professional experience
2008 – 2019
Group Executive institutional banking business,

DBS Bank, Singapore
2003 – 2008
CFO, DBS Bank, Singapore
2003
Chief Administration Officer, DBS Bank, Singapore
1997 – 2002
Country Manager Singapore, JPMorgan, Singapore
1986 – 1997
Various roles in Global Markets and Emerging Markets
Sales and Trading business, Asia, JPMorgan, Singapore
1984 – 1986
Manager, Private Banking, Citibank, Singapore
1982 – 1984
Manager, Corporate Banking, Paribas, Singapore
Education
–
Bachelor’s degree, business administration, the National University of Singapore
– MBA, University of Chicago
Listed company boards
– Member of the Board of Prudential plc
– Member of the Board of Singapore Airlines Limited
Non-listed company boards
– Member of the Board of GIC Pte Ltd
– Member of the Board of Jurong Town Corporation
– Member of the Board of PSA International
– Member of the Board of Pavilion Capital Holdings Pte Ltd
Other activities and functions
–
Member of the Board of Directors of UBS AG

– Chairman of the CareShield Life Council
– Member of the Securities Industry Council
–
Member of the Board of Trustees of the National University

of Singapore
Key competencies
–
Banking (wealth management, asset management,

personal and corporate banking) and insurance
– Investment banking, capital markets
– Finance, audit, accounting
– Environmental, social and governance (ESG)
Leadership experience
– Executive board leadership
Markus Baumann
Group Company Secretary since 2017
Nationality:

Swiss |
Year of birth: 1963
Markus Baumann

joined UBS

in 1979

as a

banking apprentice
and has now been with the firm for more than 40 years.

He has
held

a

broad

range

of

leadership

roles

across

the

Group

in
Switzerland, the US

and Japan, including

COO EMEA for

Asset
Management and COO of Group Internal Audit. Since 2015, he
has supported the Chairmen of the Board of Directors

as Group
Company Secretary and Chief of Staff.
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
1979 – 1997
Various positions, Union Bank of Switzerland
Education
– Swiss Federal Diploma as a Business Analyst
– MBA, INSEAD Fontainebleau
Other activities and functions
– Chairman of the Board of Directors of the Savoy Baur en
Ville, Zurich

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

201
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
Pursuant to the AoA and the Organization Regulations, the BoD meets as often as business requires, but it must meet at least six times a year. The

presence of either the Chairman, one of

the Vice Chairmen or the Senior Independent Director,
as

well

as

the

majority

of

the

members

of

the

BoD,

is

required

to

pass

valid

BoD

resolutions.

In

2023,

a

majority

of
meetings were held in

person. During 2023,

a total of 33

BoD meetings were

held, 14 of which

were attended by GEB
members. The

average participation

in the

BoD meetings

was 99%.

In addition

to the

BoD meetings

attended by

GEB
members, the

Group CEO

regularly attended

some of

the meetings

of the

BoD without

the participation

of other

GEB
members.

The meetings had an average duration of 87

minutes.

The acquisition of the Credit Suisse Group led

to a significant increase in the number of ad

hoc calls and meetings.

In the
period leading up to the announcement,

to support the BoD’s decision making, and afterwards,

to provide oversight for
the integration of Credit Suisse,

28 extra meetings or calls were held.

In the second half of the year, the respective

tasks
were

folded

back

into

the

standard

meeting

cycle.

In

2023

the

BoD

held

a

total

of

61

meetings,

which

lasted

for
approximately 100 hours.
The BoD

held a two-day

strategy workshop,

which focused

on the

integration of

Credit Suisse,

included updates

from
each

business

division

and

region

and

focused

on

the

planning

for

the

first

90

days

after

the

legal

close

of

UBS’s
acquisition of the Credit Suisse Group.

Board of Directors
Members in 2023
Meeting attendance
without GEB
1
Meeting attendance
with GEB
2
Key responsibilities include:
Colm Kelleher, Chairman 19/19 100% 14/14 100%
The BoD has ultimate responsibility for the success

of the Group and for
delivering sustainable shareholder value within a framework

of prudent
and effective controls. It decides on the Group’s strategy and the
necessary financial and human resources, upon recommendation of the
Group CEO, and sets the Group’s values and standards to ensure that the Group’s obligations to shareholders and other stakeholders are met.
›
Refer to the Organization Regulations of UBS Group

AG,
available at ubs.com/governance , for more information
Lukas Gähwiler 19/19 100% 14/14 100%
Jeremy Anderson 19/19 100% 14/14 100%
Claudia Böckstiegel 19/19 100% 14/14 100%
William C. Dudley 19/19 100% 14/14 100%
Patrick Firmenich 19/19 100% 14/14 100%
Fred Hu 18/19 95% 14/14 100%
Mark Hughes 19/19 100% 14/14 100%
Nathalie Rachou 19/19 100% 14/14 100%
Julie G. Richardson 19/19 100% 14/14 100%
Dieter Wemmer 19/19 100% 14/14 100%
Jeanette Wong 19/19 100% 13/14 93%
1

Additionally, nine calls and meetings took place in 2023.

2

Additionally, nine calls and meetings took place in 2023.
At the

BoD meetings,

each committee

Chairperson provides

the BoD

with an

update on

current activities

of his

or her
committee

and

important

committee

issues.

We

also

continued

with

the

coordination

and

exchange

of

information
between UBS

Group AG

and its

significant group

entities. Joint

meetings between

the BoD

of UBS

Group AG

and the
boards

of

directors

of

the

significant

group

entities,

as

well

as

between

the

respective

chairs

of

the

risk

and

audit
committees, have

been held. As

in prior years,

an annual workshop

for non-executive

board members

of all significant
group entities was held and included representatives from the

Credit Suisse legal entities.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

202
Performance assessment
In spring 2024, the BoD self-assessment was conducted in-house,

with an in-depth questionnaire, and it confirmed

that
the BoD

operated efficiently

and effectively.

Every third

year,

an external assessment

of the

effectiveness of

the BoD

is
performed.

The most

recent

external review

was conducted

in 2022

and concluded

that the

BoD and

its committees
operate

effectively,

in

line

with

best

practices,

and

meet

the

highest

standards

also

in

comparison

with

leading
international peers. The next external review will take place in 2025.

BoD committees
The

committees

listed

below

assist

the

BoD

in

fulfilling

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

During

2023,

a

total

of

10

joint

committee

meetings

were

held.

The

Audit

Committee

met

four

times

with

the

Risk
Committee

and

three

times

with

the

CCRC.

The

Risk

Committee

met

twice

with

the

CCRC

and

once

with

the
Compensation Committee.

Audit Committee
Throughout 2023,

the Audit

Committee consisted

of the

same four

independent BoD

members.

All Audit

Committee
members

have

accounting

or

related

financial

management

expertise

and,

in

compliance

with

the

rules

established
pursuant to

the 2002

US Sarbanes–Oxley

Act, at

least one

member qualifies

as a

financial expert.

The NYSE

standards
on

corporate

governance

and

Rule

10A-3

under

the

US

Securities

Exchange

Act

set

more

stringent

independence
requirements for members of audit committees

than for the other members of the BoD. Throughout 2023, all members of the

Audit Committee

satisfied these

requirements, in

that they

did not receive,

directly or

indirectly,

any consulting,
advisory or

compensatory fees

from any

member of

the Group

other than

in their

capacity as

a BoD

member,

did not
hold, directly

or indirectly,

UBS Group

AG shares

in excess

of 5%

of the

outstanding capital

and did

not serve

on the
audit committees of more than two other public

companies.
During 2023, the

Audit Committee held

14 committee meetings,

with a participation

rate of 100%. The

meetings had
an average duration of approximately 120 minutes.

Additional attendees included the Group CFO, the Group Controller, the Chief Accounting Officer, the

Head Group Internal Audit (GIA) and

the external auditors. The Chairman

of the BoD,
the

Vice

Chairman

and

the

Group

CEO

attended

most

meetings.

The

Chairperson

and

the

committee

continued

to
maintain regular contact with core supervisory authorities.
Audit Committee
Members in 2023
Meeting attendance

Key responsibilities include:
Jeremy Anderson (Chairperson) 14/14 100%
The function of the Audit Committee is to support

the BoD in fulfilling its oversight duty

relating
to financial reporting and internal controls over financial

reporting, the effectiveness of the
external and internal audit functions,

and the effectiveness of whistleblowing procedures.
Management is responsible for the preparation, presentation

and integrity of the financial
statements, while the external auditors

are responsible for auditing financial statements. The

Audit
Committee’s responsibility is one of oversight

and review.
›
Refer to the Organization Regulations of UBS Group

AG,
available at ubs.com/governance , for more information
Patrick Firmenich 14/14
100%

Dieter Wemmer 14/14 100%
Jeanette Wong 14/14 100%
.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

203
Compensation Committee
Throughout 2023, the Compensation

Committee consisted of the same three

independent members.

In addition to the
key

responsibilities

indicated

in the

table

below,

the

Compensation

Committee

reviews

the

compensation

disclosures
included in this report.
During 2023, the Compensation Committee held eight meetings, with a participation rate of 96%. The meetings had

an
average

duration of

approximately

95 minutes.

All meetings

in 2023

were held

in the

presence of

the Chairman,

the
respective Group CEOs and external advisors. In 2023, the

Chairperson met regularly with core supervisory authorities.
›
Refer to
“Compensation for the Board of Directors”

in the
“Compensation”

section of this report for more information about the
Compensation Committee’s decision-making procedures
Compensation Committee
Members in 2023 Meeting attendance
1

Key responsibilities include:
Julie G. Richardson (Chairperson) 8/8 100%
The Compensation Committee is responsible for:
(i)
supporting the BoD

in its duties to set guidelines on compensation

and benefits;
(ii)

approving the total compensation for the Chairman

and the non-independent BoD

members;
(iii) proposing, upon proposal of the Chairman, financial

and non-financial performance targets

and objectives for the Group CEO for approval by the

BoD and reviewing, upon the proposal

of the Group CEO, the performance framework

for the other GEB members;
(iv) proposing, upon proposal of the Chairman, the Group CEO’s performance assessment for

approval by the BoD, as well as informing the BoD

of the performance assessments of

all GEB members, including the Group CEO;
(v)

proposing, upon proposal of the Chairman, the total

compensation for the Group CEO for
approval by the BoD; and
(vi)

proposing, upon proposal of the Group CEO, the individual total compensation for the other

GEB members for approval by the BoD.
›
Refer to the Organization Regulations of UBS Group

AG,
available at ubs.com/governance , for more information
Dieter Wemmer 8/8 100%
Jeanette Wong 7/8 88%
1
Additionally, the Compensation Committee held three ad hoc calls.
Corporate Culture and Responsibility Committee
Throughout

2023,

the

CCRC

consisted

of

the

same

five

independent

BoD

members.

The

Chairman

chaired

the
committee. Additional attendees included the

Group CEO, the Group

Chief Risk Officer,

the GEB Lead for Sustainability
and Impact, the Group General Counsel and the Chief Sustainability Officer.

During 2023, five meetings were held, with
a participation rate of 100%. The average duration of each

of the meetings was approximately 75 minutes.
Corporate Culture and Responsibility Committee
Members in 2023
Meeting attendance

Key responsibilities include:
Colm Kelleher (Chairperson) 5/5 100%
The CCRC supports the BoD in its duties to

safeguard and advance the Group’s reputation for
responsible and sustainable conduct. Its function

is forward-looking in that it monitors and reviews
societal trends and transformational developments

and assesses their potential relevance for the
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
Claudia Böckstiegel 5/5 100%
William C. Dudley 5/5 100%
Patrick Firmenich 5/5 100%
Mark Hughes 5/5 100%
.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

204
Governance and Nominating Committee
Before

the

2023

AGM,

the

Governance

and

Nominating

Committee,

chaired

by

the

Chairman,

consisted

of

four
independent members

and, after

the AGM,

the Vice

Chairman joined

the committee.

During 2023,

six meetings

were
held, with a

participation rate

of 100%. The

average duration

of each of

the meetings was

approximately 30

minutes.
The Group CEO attended meetings as appropriate

.
Governance and Nominating Committee
Members in 2023 Meeting attendance
1
Key responsibilities include:
Colm Kelleher (Chairperson) 6/6 100%
The function of the Governance and

Nominating Committee is to support the BoD in

fulfilling its
duty to establish best practices in corporate governance

across the Group, including conducting a
BoD assessment, establishing and maintaining

a process for appointing new BoD and GEB
members, as well as for the annual performance

assessment of the BoD.
›
Refer to the Organization Regulations of UBS Group

AG,
available at ubs.com/governance , for more information
Lukas Gähwiler
2

4/4 100%
Jeremy Anderson 6/6 100%
Fred Hu 6/6 100%
Nathalie Rachou

6/6 100%
1
Additionally, the Governance and Nominating Committee held one ad hoc call.

2

Lukas Gähwiler became a member of this committee after the 2023 AGM;

indicated are his attended and total meetings.
Risk Committee
In 2023,

the Risk

Committee consisted of

four independent members

before the AGM.

After the

AGM, the

Vice Chairman
joined the committee.

During 2023, the Risk

Committee held 10 committee

meetings, with a participation

rate of 100%.
The

average

duration

of

each

of

the

meetings

was

approximately

130

minutes.

The

Chairman

of

the

BoD,

the

Vice
Chairman, the Group

CEO, the Group

CFO, the Group

Chief Risk Officer,

the Group

Chief Operations and

Technology
Officer,

the

Group

Treasurer,

the

Group

Chief

Compliance

and Governance

Officer,

the

Group

General

Counsel,

the
Head GIA, and the external

auditors attended the meetings as required.

In 2023, the Chairperson and the

full committee
met with core supervisory authorities.
Risk Committee
Members in 2023 Meeting attendance
1
Key responsibilities include:
Mark Hughes (Chairperson) 10/10 100%
The function of the Risk Committee is to oversee

and support the BoD

in fulfilling its duty to set
and supervise an appropriate risk management

and control framework in the areas of:

(i) financial and non-financial risks;
(ii)

balance sheet, treasury and capital management, including

funding,

liquidity and equity attribution.
›
Refer to the Organization Regulations of UBS Group

AG,

available at ubs.com/governance , for more information
Lukas Gähwiler
2
8/8
100%

William C. Dudley 10/10 100%
Nathalie Rachou 10/10 100%
Julie G. Richardson 10/10 100%
1

Additionally, the Risk Committee held two ad hoc calls.

2
Lukas Gähwiler became a member of this committee after the 2023 AGM; indicated are his attended and total meetings.

Ad hoc committees

The Special Committee and

the Strategy Committee are two

ad hoc committees, which

have a standing composition

and
hold meetings as and when required.

In

2023,

the

Special

Committee

was

chaired

by

Jeremy

Anderson,

with

Colm

Kelleher,

Lukas

Gähwiler,

Claudia
Böckstiegel, Nathalie Rachou

and Julie G.

Richardson as its

members. Its primary

purpose is to

oversee activities

related
to

key

litigation

and

investigation

matters,

review

management’s

respective

proposals

and

provide

to

the

BoD
recommendations for decisions.

Additional attendees included

the Group CEO

and the Group General

Counsel.

During
2023, three meetings of the Special Committee were

held.

In 2023, the

Strategy Committee

was chaired

by Colm

Kelleher, with

William C.

Dudley, Fred

Hu, Julie

Richardson and
Dieter Wemmer as its members. Lukas Gähwiler became

a member of this committee after the 2023 AGM. The primary
purpose

of

this

committee

is

to

support

management

and

the

BoD

with

regard

to

the

assessment

of

strategic
considerations and

to prepare

decisions on

behalf of

the BoD.

During 2023,

two meetings

of the

Strategy Committee
were held early in the year in relation

to the acquisition of the Credit Suisse Group.

The Group CEO and other members
of the GEB and management participated in these meetings as

required.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

205
Roles and responsibilities of the Chairman of the Board

of Directors
At the 2023 AGM, Colm Kelleher

was re-elected as the full-time

Chairman of the BoD. The Chairman coordinates

tasks
within the BoD, calls BoD meetings

and sets the meeting agendas. He presides over all

general meetings of shareholders,
chairs the

Governance and Nominating

Committee,

as well as

the CCRC,

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
In 2023, the

Chairman met regularly with

core supervisory authorities of

all major locations where

UBS is active.

Meetings
with important supervisory authorities were scheduled on an ad hoc or needs-driven basis.
Roles and responsibilities of the Vice Chairmen and the Senior

Independent Director
The BoD

appoints one

or more

Vice Chairmen

and a

Senior Independent

Director.

If the

BoD appoints

more than

one
Vice Chairman, at least one of them must be independent. Both the Vice Chairman and the Senior Independent Director
support the Chairman with regard to his responsibilities and authorities and provide him with advice. In conjunction with
the Chairman and the Governance and Nominating Committee, they facilitate good Group-wide corporate governance,
as well as balanced leadership and control within

the Group, the BoD and the committees.
Lukas Gähwiler was

appointed as Vice

Chairman following the

2022 AGM. Jeremy

Anderson was re-appointed

the Senior
Independent Director and

has held that

post since 2020.

The Vice Chairman

is required to

lead meetings of

the BoD in
the temporary

absence of the

Chairman. Together

with the

Governance and

Nominating Committee,

either the

Senior
Independent

Director

or

the

Vice

Chairman

is

tasked

with

the

ongoing

monitoring

and

the

annual

evaluation

of

the
Chairman.

The

Vice

Chairman

also

represents

UBS

on

behalf

of

the

Chairman

in

meetings

with

internal

or

external
stakeholders. In

particular, Lukas

Gähwiler represents

UBS across

a broad

range of

associations and

industry bodies

in
Switzerland.

The

Senior

Independent

Director

enables

and

supports

communication

and

the

flow

of

information

among

the
independent BoD members.

At least twice

a year, he

organizes and

leads a meeting

of the independent

BoD members
without

the

participation

of

the

Chairman.

In

2023,

two

independent

BoD

meetings

were

held

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

In 2023, our BoD met the standards of the Organization Regulations for the percentage of directors who are considered
independent

under

the

criteria

described

above.

No

current

BoD

member

has

either

an

employment

contract

or

a
significant

business

connection

to

UBS

or

any

of

its

subsidiaries.

No

BoD

member

currently

carries

out

operational
management

tasks

within

the

Group.

Except

for

the

Vice

Chairman,

no

BoD

member

has

carried

out

operational
management tasks within the Group over the past three

years.

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

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

206
Checks and balances: the Board of Directors and the

Group Executive Board
We

operate

under a

strict dual

board

structure,

as mandated

by Swiss

banking law.

The separation

of responsibilities
between the BoD and the GEB is clearly defined in the Organization Regulations. The BoD decides on the strategy of the
Group, upon

recommendations

by the

Group CEO,

and exercises

ultimate supervision

over management;

whereas the
GEB, headed by the

Group CEO, has

executive management responsibility.

The functions of

Chairman and Group

CEO
are assigned to

two different

people, leading to

a separation of

powers. This structure

establishes checks and

balances
and

preserves

the

institutional

independence

of

the

BoD

from

the

executive

management

of

the

Group,

for

which
responsibility is delegated to the GEB. No member

of one board may simultaneously be a member of

the other.
Supervision

and

control

of

the

GEB

remain

with

the

BoD.

The

authorities

and

responsibilities

of

the

two

bodies

are
governed by the AoA and the Organization Regulations.
Skills, expertise and training of the Board of Directors
The

BoD

is

well-diversified

and

composed

of

members

with

a

broad

spectrum

of

skills,

educational

backgrounds,
experience, and expertise

from a range

of sectors that

reflect the nature and

scope of

the firm’s business.

The Governance
and Nominating Committee

maintains a competencies

and experience matrix

to identify gaps

in the competencies

and
experiences

considered

most

relevant

to the

BoD,

taking

into

consideration

the

firm’s

business

exposure,

risk

profile,
strategy and geographic reach.

In

recent

years,

the

composition

of

the

BoD

has

been

systematically

shaped

along

the

identified

requirements.

The
appointment of

a new

Chairman and

Vice Chairman

in 2022,

as well as

the nomination

of Gail

Kelly in

January 2024,
were important elements

in this continuous

process. We maintain

and update a

list of potential

candidates for UBS Group
AG.
Key competencies
–
banking (wealth management, asset management, personal and

corporate banking) and insurance
–
investment banking, capital markets

–
finance, audit, accounting

–
risk management, compliance and legal

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

2023 AGM, the

BoD members

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
Moreover,

we

consider

the

continuous

education

of

our

BoD

members

to

be an

important

priority

and

support

their
attendance

to

various

training

sessions.

In

addition

to

a

comprehensive

induction

program

for

new

BoD

members,
continuous training and topical deep dives are part of

the BoD agenda.

Cybersecurity governance
Cybersecurity as one of the inherently

highest and most rapidly evolving non-financial

risks is a key focus for the BoD.

It
is primarily

covered

by the

Risk Committee

through

a

combination of

(i) regular

reporting

as part

of the

monthly

risk
reports

and quarterly

technology risk

updates,

and (ii)

dedicated

deep-dives

on specific

cybersecurity

topics,

including
summaries and

assessments of

actual cybersecurity

incidents in

the industry,

assessments of

the firm’s

security posture
and related continuous improvement

measures. In addition, the BoD members

receive periodic updates from

the Group
Chief Information Security Office on key cybersecurity threats and incidents across the globe and industries, and the Risk
Committee regularly organizes

education and training sessions,

including cyber exercises,

for all BoD members.
›
Refer to
“Risk governance”

in the
“Risk management and control”

section of this report for information about

our risk
governance framework
›
Refer to
“Non-financial risk”

in the
“Risk management and control”

section of this report for information about cybersecurity

Terms of office[1]

2	<3 years
8	3–6 years
2	7–9 years
0	>9 years

Geographic diversity[2]

33%	Switzerland
25%	Europe and the UK
25%	USA / Canada
17%	Asia

Gender[3]

67%	male
33%	female

Competencies and experience[4]

Key competencies
0
2
4
6
8
10
12
Banking[5] and insurance
Investment banking, capital markets
Finance, audit, accounting
Risk management, compliance and legal
HR management, including compensation
Technology, cybersecurity
Regulatory authority, central bank
ESG[6]

Leadership experience
0
2
4
6
8
10
12
Chief executive officer or chairman
Executive board[7]

1 Terms of office until the 2024 AGM. 2 In the case of dual-nationals, the domicile applies. 3 In accordance with the 30% gender quota of the revised Swiss Corporate Law. 4 The number of BoD members identifying a key competency as one of his / her key competencies; each member identified up to four key competencies (although not every sub-area of the respective competency might be applicable), plus one leadership experience. 5 Wealth management, asset management, and personal and corporate banking. 6 Environmental, social and governance. 7 For example, a CFO, chief risk officer or COO of a listed company.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

207
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

and

cross-divisional

rotations.

The

succession

plans

for

the

GEB

and

the
management layers below it are managed under the lead of the

Group CEO and are reviewed and approved

by the BoD.
Moreover in 2023, to cater to the

challenges posed by the acquisition of the Credit Suisse Group,

the composition of the
GEB was complemented with new members.

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

The

smooth

and

effective

succession

at

the

GEB

level

and the

appointments

of internal

talent

as

new

GEB

members
demonstrates the strength of the

succession planning at UBS.

The BoD and the

GEB remain committed to the

continuous
focus on developing a high-quality bench of succession candidates at all levels in the organization.

Board of Directors' succession planning process

Strategy / Environment
Existing board composition
Search
Selection
AGM election
Onboarding
Succession planning process

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

208
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

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

209
Group Executive Board
The BoD delegates the management of the business to the

Group Executive Board (the GEB).

Responsibilities, authorities and organizational principles

of the Group Executive Board
As of 31 December

2023, the GEB,

under the leadership

of the Group

CEO, consisted

of 16 members.

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

Risk Committee.

In 2023, the GEB held a total of 57 meetings.

›
Refer to the Organization Regulations of UBS

Group AG, available at
ubs.com/governance , for more information about the
authorities of the Group Executive Board
Changes to the Group Executive Board
On 29 March 2023, the

BoD

named Sergio P.

Ermotti as its new Group

CEO, effective 5 April

2023. The BoD made the
decision in

light of

UBS’s new

priorities following

its planned

acquisition of

the Credit

Suisse Group

.

Sergio P.

Ermotti
had been the

Group CEO from

2011 to 2020.

Ralph Hamers, who

had succeeded Sergio

P.

Ermotti in 2020,

agreed to
step down and remained at

UBS during a transition

period to ensure a successful

closure of the transaction and

a smooth
handover.

At the time of

his re-appointment as

Group CEO,

Sergio P.

Ermotti was Chairman

of Swiss Re and

remained
in that post until his resignation therefrom

on 30 April 2023 to facilitate an orderly transition

at Swiss Re.
On 24 April 2023, UBS announced that Christian Bluhm had agreed to remain in his role as

Group Chief Risk Officer and
member of the GEB for the foreseeable future, considering the planned acquisition of the Credit Suisse Group, therefore delaying the handover to Damian Vogel that was originally

planned for 1 May 2023.

On 9 May 2023, UBS

Group AG announced a

new operating model and

changes to the GEB:

CEO of Credit Suisse

Group
AG,

Ulrich

Körner,

would

join

the

GEB

and

Todd

Tuckner

would

succeed

Sarah

Youngwood

as

Group

CFO;

both
appointments came into effect at

the close of the transaction on 12 June

2023. With immediate effect

on 9 May 2023,
Beatriz Martin

Jimenez was

named Head

Non-core and

Legacy and

President UBS Europe,

Middle East

and Africa,

Michelle
Bereaux was named Group Integration Officer, and Stefan Seiler was appointed Head

Group Human Resources & Group
Corporate Services.

On

24 January

2024,

UBS

announced

that

Suni

Harford

would

step

down,

and

Aleksandar

Ivanovic

was

appointed
President Asset Management effective 1 March 2024. It was also announced that Beatriz Martin Jimenez would take on
the responsibility as GEB Lead for Sustainability and Impact from Suni Harford,

effective 1 March 2024.

As a

result of the

acquisition of the

Credit Suisse

Group in 2023,

and to ensure

compliance with our

governance principles
and to

facilitate a smooth

integration into UBS,

in June

2023, Michelle Bereaux

and Stefan Seiler

were elected

as members
of the board of Credit Suisse AG.
The biographies below provide information about the

GEB members in office as of 31 December

2023. The biographies
of Ralph Hamers and

Sarah Youngwood can be found on

pages 187 and 192

of the UBS Group AG

Annual Report 2022,
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
more

than

10

mandates

at

one

time

at

the

request

of

the

company

and

more

than

eight

mandates

in

associations,
charitable

organizations,

foundations,

trusts

and

employee

welfare

foundations

without

commercial

purpose.

On
31 December 2023, no member of the GEB reached the

aforementioned thresholds.
Responsibilities and authorities of the Asset and Liability Committee
The Asset and Liability Committee of UBS

Group AG (the GALCO) is responsible for managing assets and liabilities in line with the strategy,

risk appetite,

regulatory commitments

and the interests

of shareholders

and other

stakeholders. The
GALCO proposes the framework for capital management, capital allocation,

and liquidity and funding risk, and

proposes
limits and indicators for the Group to the BoD for approval.

It oversees the balance sheet management of the Group,

its
business divisions and Group functions. In 2023, the GALCO

held 10 meetings.
Management contracts
We

have

not

entered

into

management

contracts

with

any

companies

or

natural

persons

that

do

not

belong

to

the
Group.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

210
Sergio P.

Ermotti

Group Chief Executive Officer,
member of the GEB from 2011 to
2020 and since April 2023

Nationality:

Swiss |
Year of birth:

1960
Sergio P. Ermotti has been Group CEO of UBS Group

AG and President of
the Executive Board of

UBS AG since April

2023. He was also the

Group
CEO from 2011 to 2020. He re-joined UBS from

Swiss Re, where he was
Chairman of the Board of

Directors until April 2023. Prior to

joining UBS
in 2011, he was at UniCredit Group, where from

2007 to 2010 he served
as

Group

Deputy

Chief

Executive

Officer

and

Head

of

Corporate

&
Investment Banking and Private Banking, prior to that

he served as Head
of the Markets & Investment Banking Division. Between

1987 and 2004,
he

held

various

positions at

Merrill Lynch

&

Co.

in

the areas

of equity
derivatives

and

capital

markets.

He

became

Co-Head

of

Global

Equity
Markets

and

a

member

of

the

Executive

Management

Committee

for
Global Markets & Investment Banking in 2001.
Professional experience
2023 – date
Group CEO, UBS Group AG, and President of the
Executive Board, UBS AG
2021 – 2023
Chairman of the Board of Directors, Swiss Re
2020 – 2021
Member of the Board of Directors, Swiss Re
2011 – 2020
Group Chief Executive Officer, UBS
2011 – 2011
Chairman and CEO UBS Group Europe, Middle East and
Africa, and member of the Group Executive Board,

UBS
2007 – 2010
Group Deputy Chief Executive Officer and
Head Corporate & Investment Banking and Private
Banking, UniCredit
2005 – 2007
Head Markets & Investment Banking Division, UniCredit
1987 – 2004
Various senior management positions, Merrill Lynch & Co
Education
– Swiss-certified banking expert
– Advanced Management Programme, the University of Oxford
Listed company boards
– Member of the Board of Ermenegildo Zegna N.V. (Lead Non-Executive
Director)
Non-listed company boards
–
Member of the Board of Società Editrice del Corriere del Ticino

SA
Other activities and functions
– President of the Executive Board of UBS AG
–
Member of the Board of Innosuisse,

the Swiss Innovation Agency
– Member of Institut International D’Etudes Bancaires
–
Member of the WEF International Business Council

and Governor of
the Financial Services / Banking Community

– Member of the MAS International Advisory Panel
–
Member of the Board of the Institute of International

Finance
–
Member of the Board of the Swiss-American Chamber of

Commerce
Michelle Bereaux
Group Integration Officer,
member of the GEB since May 2023

Nationality:

British and Trinidadian & Tobagonian |
Year of birth:

1964
Michelle Bereaux

was appointed Group

Integration Officer in

May 2023
and is responsible

for the development and

execution of our integration
strategy,

working

closely

with

all

GEB

members

and

integration
workstream leads. Ms.

Bereaux has been at

UBS for more

than 25 years
and has

held various

leadership roles

across the

firm. She

has served

as
both

COO

and

Head

HR

for

our

Investment

Bank, has

successfully led
multiple firm-wide cost

and transformation projects,

and, most recently,
served as COO and

UK Country Head of

Asset Management. She brings
both

a

wealth

of

transformation

experience

and

a

strong

legal,

HR,
investment

banking

and

asset

management

background

to

lead

our
integration efforts.
Professional experience
May 2023 – date
Group Integration Officer, UBS Group AG and UBS AG
2021 – 2023
Country Head UBS Asset Management UK and CEO
Asset Management UK Ltd
2020 – 2023
COO, UBS Asset Management
2018 – 2020
Head of Group Efficiency and Cost Management, UBS
Business Solutions AG
2015 – 2018
Non-Executive Director and Chairman Remuneration
Committee, UBS Limited
2011 – 2014
Global Head Human Resources, UBS Investment Bank
2011 – 2011
Global Strategic Projects at CEO Management Office,
UBS Investment Bank
2009 – 2010
Chief of Staff and Joint Global COO, UBS Investment
Bank
Education
–
Law, the University of Cambridge

– Politics, Economics and Law, the University of Buckingham
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of Directors of Credit Suisse AG

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

211
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
Non-listed company boards
– Chairman of the Board of Christian Bluhm Photography AG
Other activities and functions
– Member of the Executive Board of UBS AG
–
Member of the Foundation Board International

Financial Risk Institute
Mike Dargan
Group Chief Operations and Technology Officer, member of the
GEB since 2021
Nationality:

British |
Year of birth:

1977
Mike

Dargan

was

appointed

Group

Chief

Operations

and

Technology
Officer

in May

2023 and

is

responsible

for

delivering digital

platforms,
technology services,

infrastructure, and

operations, including

cyber and
information

security.

Previously,

he

was

Group

Chief

Digital

and
Information Officer (CDIO), after leading our Group Technology function
since

joining

UBS

in

2016.

In

addition

to

this

remit,

he

was

also

GEB
sponsor

for

our

digital

assets

strategy

and

a

sponsor

of

artificial
intelligence and our agile transformation, which were

integrated into his
area of responsibility in 2023. Prior to joining UBS, he held various senior roles

in

technology,

corporate

strategy

and

investment

banking

at
Standard Chartered Bank, Merrill Lynch, and Oliver Wyman.
Professional experience
May 2023 – date
Group Chief Operations and Technology Officer, UBS
Group AG, and Chief Operations and Technology
Officer, UBS AG
2021 – 2023
Group CDIO, UBS Group AG, and CDIO, UBS AG
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
Rim, Merrill Lynch
Education
–
Master’s degree, politics, philosophy and economics,

St. John’s College, the University of Oxford
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of Directors and President of the Executive
Board of UBS Business Solutions AG
– Member of the Board of UBS Optimus Foundation

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

212
Suni Harford
President Asset Management, member of the GEB since 2019
(until 29 February 2024)
Nationality:

American (US) |
Year of birth:

1962
Suni Harford

was appointed

President Asset

Management in

2019 and
stepped

down

in

February

2024.

She

was

the

Chair

of

UBS

Optimus
Foundation from 2019

to 2024. Ms.

Harford was

the UBS GEB

Lead for
Sustainability and Impact from 2021 to 2024. She started her Wall Street career at

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

Feb.
2024
President Asset Management, UBS Group AG

and UBS AG
2017 – 2019
Head of Investments, Asset Management, UBS
2008 – 2017
Regional Head of Markets for North Americas,

Citigroup Inc.
2004 – 2008
Global Head of Fixed Income Research, Citigroup Inc.
Education
– Bachelor’s degree, physics and mathematics, Denison University, Ohio
– MBA, Tuck School of Business, Dartmouth College, New Hampshire
Other activities and functions
– Member of the Executive Board of UBS AG
–
Chairman of the Board of Directors of UBS Asset Management

AG
– Chair of the Board of UBS Optimus Foundation
– Member of the Board of Directors of the Bob Woodruff Foundation
Naureen Hassan
President UBS Americas, member of the GEB since

October 2022
Nationality:

American (US) |
Year of birth: 1971
Naureen Hassan was appointed President UBS Americas and CEO of UBS
Americas Holding LLC in 2022.

She joined UBS from

the Federal Reserve
Bank of

New York,

where she

was COO

and First

Vice President.

After
starting

her

career

at

McKinsey

&

Company,

Ms.

Hassan

held

various
business

transformation,

strategy

and

operational

leadership

roles

at
Charles

Schwab

Corporation

and

was

a

member

of

that

company’s
Executive Committee.

Subsequently,

as

Chief Digital

Officer at

Morgan
Stanley Wealth

Management, she

led the

digital strategy

and executed
digital transformation

of the

wealth management

business to

grow the
business,

improve

client

experience

and

increase

financial

advisor
effectiveness and efficiency.
Professional experience
2022 – date
President UBS Americas, UBS Group AG and UBS AG,
and CEO, UBS Americas Holding LLC
2021 – 2022
First Vice President and COO, Federal Reserve

Bank of New York
2016 – 2020
Chief Digital Officer, Wealth Management,

Morgan Stanley
2014 – 2016
Executive Vice President, Investor Services, Charles
Schwab Corporation
2012 – 2014
Senior Vice President, Advisor Services Client Experience
& Strategic Integration, Charles Schwab Corporation
2010 – 2012
COO and Board Director, Charles Schwab Bank
2003 – 2010
Various senior positions,

Charles Schwab Corporation
Education
– Bachelor’s degree, economics, Princeton University
– Master’s degree, business administration, Stanford University
Graduate School of Business
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board and CEO of UBS Americas Holding LLC
–
Member of the Board of the Securities Industry and Financial

Markets
Association (stepped down in January 2024)
–
Member of the Board of Governors of FINRA (as of

February 2024)
– Member of the Board of Ownership Works
– Member of the Board of the American Swiss Foundation
–
Member of the Board and Executive Committee of The

Partnership for
New York City

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

213
Robert Karofsky
President Investment Bank, member of the GEB since 2018

Nationality:

American (US) |
Year of birth: 1967
Robert Karofsky

was appointed

Co-President of

the Investment

Bank in
2018

and

reshaped

that

division,

realigning

efforts

around

clients’
evolving needs, focusing resources on

opportunities for profitable growth
and reinvesting in UBS’s digital transformation. He became sole

President
of the Investment

Bank in

2021 and

was President UBS

Securities LLC

from
2015 to 2021. Before joining UBS,

he acquired know-how in investment
banking as an analyst

and trader, working for various financial

institutions
such as

Morgan Stanley,

Deutsche Bank

and AllianceBernstein. He

then
became

Global

Head

of

Equities

at

UBS,

responsible

for

driving

UBS’s
growth strategy for equities globally.
Professional experience
2021 – date
President Investment Bank, UBS Group AG and UBS AG
2018 – 2021
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

Booth School of
Business
Other activities and functions
– Member of the Executive Board of UBS AG
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
Listed company boards
– Member of the Board of Zurich Insurance Group
Other activities and functions
– President of the Executive Board of UBS Switzerland AG
–
Chairwoman of the Foundation Board of the UBS Pension

Fund
–
Member of the Foundation Council of the UBS International

Center

of Economics in Society
–
Member of the Board and Board Committee of Zurich Chamber

of Commerce
–
Member of the Board of the University Hospital Zurich

Foundation
– Member of the Board of Trustees of the Swiss Entrepreneurs
Foundation

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

214
Iqbal Khan
President Global Wealth Management, member of the GEB since
2019
Nationality:

Swiss |
Year of birth:

1976
Iqbal Khan has been President

Global Wealth Management since

October
2022 and was

President UBS Europe,

Middle East and

Africa from 2021
to 2023. From

2019 until September

2022, he was

Co-President Global
Wealth Management.

Mr. Khan

joined Ernst

& Young

in 2001,

holding
numerous leadership positions and becoming a very young executive

and
a partner

of the

firm’s Swiss

arm; when

leaving Ernst &

Young,

he was
lead auditor of

UBS. In 2013,

he moved to

Credit Suisse,

holding senior
leadership positions as CFO

Private Banking &

Wealth Management and
later CEO International Wealth Management.
Professional experience
2022 – date
President Global Wealth Management, UBS Group AG
and UBS AG
2021 – May 2023
President UBS Europe, Middle East and Africa, UBS
2019 – 2022
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
Education
– Swiss Certified Public Accountant
–
Advanced Master of International Business Law degree

(LL.M.),
University of Zurich
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of UBS Optimus Foundation
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
– Member of the Board of Next50 Limited, Singapore
– Member of the Board of Medico Suites (S) Pte Ltd, Singapore
– Member of the Board of Curbside Pte Ltd, Singapore
–
Member of the Board of the Philanthropy Asia Alliance Ltd,

Singapore
Other activities and functions
– Member of the Executive Board of UBS AG
–
Member of a sub-committee of the Singapore Ministry

of Finance’s Committee on the Future Economy
–
Member of the Financial Centre Advisory Panel of the

Monetary
Authority of Singapore
–
Council member of the Asian Bureau of Finance and

Economic
Research,

Singapore
– Member of the Board of Trustee of the Cultural Matching Fund,
Singapore
–
Member of University of Toronto’s International Leadership

Council for Asia

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

215
Ulrich Körner
CEO of Credit Suisse AG, member of the GEB since

June 2023
Nationality:

Swiss and German |
Year of birth:

1962
Ulrich Körner was

appointed CEO of

Credit Suisse AG

in June 2023,

when
the Credit Suisse Group AG was acquired by UBS Group AG. Prior to the
acquisition, he was

CEO of Credit

Suisse Group AG.

Before that he

was
CEO Asset Management at Credit Suisse Group AG. From 2009 to 2020,
he held

various leadership

positions, such

as President

Asset Management,
President UBS

Europe, Middle

East and

Africa,

and Group

COO, at

UBS
Group AG

and was

a

member of

the Group

Executive Board.

With his
knowledge

of

both

organizations,

Mr.

Körner

will

be

responsible

for
ensuring

Credit

Suisse’s

operational

continuity

and

client

focus

while
supporting the integration process.
Professional experience
June 2023 – date
CEO of Credit Suisse AG, UBS Group AG
2022 – June 2023
Group CEO of Credit Suisse Group AG, Credit Suisse
2021 – 2022
CEO Asset Management, Credit Suisse
2019 – 2020
Senior Advisor to the Group CEO, UBS
2009 – 2020
Member of the Group Executive Board, UBS
2015 – 2019
President

Asset

Management

and

President

UBS
Europe, Middle East and Africa, UBS
2014 – 2015
CEO Global Asset Management, UBS
2011 – 2015
CEO UBS Group Europe, Middle East and Africa,

UBS
2009 – 2013
Group COO, UBS
2002 – 2009
Various senior management positions, Credit Suisse
Education
– Master’s degree, economics, University of St. Gallen
– Doctorate, economics, University of St. Gallen
Listed company boards
– Vice President of the Board of Lyceum Alpinum Zuoz AG
Barbara Levi
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
University School of Law, New York
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Board of Directors of the European General Counsel
Association
–
Member of the Legal Committee of the Swiss-American

Chamber of
Commerce

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

216
Beatriz Martin Jimenez
Head Non-core and Legacy and President UBS Europe, Middle East and Africa,

member of the GEB since May 2023

Nationality:

Spanish |
Year of birth:

1973
Beatriz

Martin

Jimenez

became Head

Non-core

and

Legacy,

as

well

as
President UBS Europe,

Middle East and Africa

of UBS Group AG,

in May
2023. She has also been

the UBS Chief Executive for the

UK since 2019.
Her previous UBS

roles included Group

Treasurer for UBS Group AG,

Chief
Transformation Officer for UBS Group

AG, COO for

UBS Investment Bank,
and Chief

of Staff

to the

CEO for

UBS Investment

Bank. Before

joining
UBS

in

2012,

Ms.

Martin

held

various

roles

in

fixed

income

sales

and
trading

at Morgan

Stanley and

Deutsche

Bank. With

her experience

in
markets, Ms.

Martin has

a deep

understanding of

the industry

and has
built

an

extensive

network

and

credentials

globally,

in

addition

to

her
restructuring

experience,

as

well

as

a

thorough

knowledge

of

our
Investment Bank.
Professional experience
2023 – date
Head Non-core and Legacy and President UBS Europe,
Middle East and Africa, UBS Group AG and UBS AG
2020 – June 2023
Group Treasurer,

UBS Group AG
2019 – date
UK Chief Executive, UBS AG London Branch
2022 – 2023
Chief Transformation Officer,

UBS Group AG
2015 – 2020
COO, UBS Investment Bank
2015 – 2019
UK COO, UBS AG London Branch and UBS Limited
2012 – 2015
Chief of Staff to CEO, UBS Investment Bank
1996 – 2012
Various positions in Global Markets, Morgan Stanley
and Deutsche Bank
Education
–
Masters in Business Administration, Universidad Autónoma de

Madrid,
Madrid
– Erasmus Exchange programme, Hochschule für Bankwirtschaft,
Frankfurt
Non-listed company boards
–
Member of the Leadership Council, TheCityUK, London

(stepped
down in February 2024)
Other activities and functions
– Member of the Executive Board of UBS AG
– Member of the Supervisory Board of UBS Europe SE
–
Member of the Advisory Board of the Frankfurt School

of Finance &
Management
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

affairs, and

investigations and

governance
matters. From

2022 until

October 2023,

he served

as Chairman

of UBS
Switzerland AG, the leading Swiss universal bank.
Professional experience
2018 – date
Group Chief Compliance and Governance Officer, UBS
Group AG, and Chief Compliance and Governance
Officer UBS AG
2022 – Oct. 2023
Chairman of UBS Switzerland AG
2012 – 2018
Head Group Regulatory and Governance, UBS
2011 – 2013

Manager Group-wide too-big-to-fail program, UBS
2010 – 2011
COO Wealth Management & Swiss Bank, UBS
2009 – 2010
Head Products and Services of Wealth Management &
Swiss Bank, UBS
2007 – 2009
COO Asset Management, UBS
2001 – 2007
Head Group Internal Audit, UBS

Education
– Swiss Banking Diploma
Other activities and functions
– Member of the Executive Board of UBS AG

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

217
Stefan Seiler
Head Group Human Resources & Group Corporate Services,
member of the GEB since May 2023
Nationality:

Swiss |
Year of birth:

1974
Stefan Seiler has been Head

Group Human Resources & Group Corporate
Services of

UBS

Group AG

and UBS

AG since

May

2023. He

leads the
combined

Group

Human

Resources

and

Corporate

Services

function,
ensuring effective and

efficient alignment of

our people, real

estate and
vendor management strategies. He started

his career at the Swiss Military
Academy at ETH Zurich and,

after working for Credit Suisse from 2002 to
2006, he returned to the Swiss Military Academy as Department Head of
Leadership

and

Communication.

Mr.

Seiler

joined

UBS

in

2011

and
became Group Head HR in 2018 after gaining experience as Head HR for
Switzerland

and

Group

Functions,

as

well

as

Global

Head

Talent

and
Recruiting. During his career,

he has lived in Switzerland, the UK,

the US
and Singapore.
Professional experience
May 2023 – date
Head Group Human Resources & Group Corporate
Services, UBS Group AG and Head Human Resources &
Corporate Services, UBS AG
2018 – 2023
Group Head Human Resources, UBS
2016 – 2018
Global Head Talent & Recruiting, UBS
2014 – 2016

Head HR UBS Switzerland and Global Head HR Group
Control & CEO Functions, UBS
2012 – 2016
Head HR UBS Switzerland, UBS
2011 – 2012
Global Head HR Corporate Center, UBS
2010 – 2011
Visiting Professor, Nanyang Business School, Singapore
2006 – 2011
Department Head of Leadership and Communication,
Swiss Military Academy, ETH Zurich
2002 – 2006
Assessment specialist, HR Transformation Manager and
Global Lead for Human Capital Management
Implementation Group Functions, Credit Suisse, Zurich
and New York
Education
– Master of Science (lic. Phil.), Educational Psychology, University of
Fribourg
– PhD in Educational Psychology, University of Fribourg
Other activities and functions
– Member of the Executive Board of UBS AG
–
Member of the Foundation Board of the UBS Swiss Pension

Fund
– Member of the Board of Directors of Credit Suisse AG
–
Member of the UBS Center for Economics in Society

at the University
of Zurich Foundation Council
– Chairman of the Foundation Board of the Swiss Finance Institute
– Member of the IMD Foundation Board
– Adjunct Professor for Leadership and Strategic Human Resource
Management, Nanyang Technological University (NTU), Singapore
Todd

Tuckner
Group Chief Financial Officer, member of the GEB since May 2023
Nationality:

American (US) |
Year of birth:

1965
Todd

Tuckner was

appointed to the GEB of UBS Group

AG in May 2023
and became Group CFO

after the acquisition of

the Credit Suisse Group
in June 2023.

He was previously CFO

and Head Business

Performance and
Risk

Management

for

our

Global

Wealth

Management

business.

Mr.
Tuckner joined UBS in 2004 after working for KPMG for

17 years and has
since held various leadership roles across the Group Finance function. He brings both an

in-depth knowledge

of UBS and

experience across multiple
areas

of

finance,

including

tax,

controlling,

accounting,

reporting,

risk
management and business advisory.
Professional experience
June

2023

–
date
Group CFO, UBS Group AG and CFO, UBS AG
2020 – 2023
CFO and Head Business Performance and Risk
Management,

Global Wealth Management, UBS
2016 – 2021
Group Controller and Chief Accounting Officer, UBS
2012 – 2019

Group Finance COO, UBS
2009 – 2012
Group Head Tax & Accounting Policy,

UBS
2004 – 2009
Group Head Tax – Americas, UBS
1987 – 2004
Various management positions, KPMG LLP, New York

Education
– Bachelor’s degree, economics, Princeton University
–
MBA, accounting, New York University

Other activities and functions
– Member of the Executive Board of UBS AG

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

218
Change of control and defense measures
Our Articles

of Association

(the

AoA) do

not

provide

any

measures

for

delaying,

deferring or

preventing

a change

of
control.

Duty to make an offer
Pursuant

to the

Swiss Federal Act on Financial

Market Infrastructures and

Market Conduct in Securities

and Derivatives
Trading of 19 June

2015, anyone who has acquired (whether directly,

indirectly or in concert with third parties)

more
than 33
1
⁄
3
% of

all voting

rights of

a company

listed in

Switzerland, whether

such rights

are exercisable

or not,

is
required to submit

a takeover offer

for all listed

shares outstanding. We

have not elected

to change or

opt out of
this rule.
Clauses on change of control
Neither the

terms regulating the

BoD members’

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

s

the
effectiveness of audit work.
›
Refer to
“Board of Directors”

in this section for more information about the Audit

Committee
External independent auditors
The 2023 Annual General Meeting

(the AGM) re-elected Ernst

& Young Ltd (EY) as

auditors for the Group

for the 2023
financial year.

The audit of the Group encompasses the consolidated results of Credit Suisse AG and its subsidiaries from the

date

of

its acquisition

on

12

June

2023.

EY

assumes

virtually

all

auditing

functions

according

to

laws, regulatory
requests and

the AoA.

Robert Jacob

is the EY

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
Daniel Martin has been the co-signing partner for the FINMA audit since 2019, with an incumbency limit of seven years.

PricewaterhouseCoopers AG served

as auditors

for Credit

Suisse entities

for the

2023 financial

year. Following the

election
of auditors at the

2024 AGM, UBS

Group intends to

cause EY to

be appointed as

the auditors of

Credit Suisse AG and
its subsidiaries for the 2024 financial year.
During 2023, the Audit Committee held 14 meetings with the

external auditors.
Review of UBS Group AG audit engagement

Mazars has been appointed as auditors of UBS Europe SE, an indirect subsidiary of UBS Group AG, as EU rules require to rotate its

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

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

219
Fees paid to external independent auditors
UBS Group AG and its subsidiaries (for 2023 including UBS AG and Credit Suisse AG) paid the following fees (including expenses) to their external independent auditors.
For the year ended
USD m 31.12.23 31.12.22
1
Audit
Global audit fees

82

49
Additional services classified as audit (services required

by law or statute, including work of a non-recurring nature mandated by regulators)

5

7
Total audit

87

56
Non-audit
Audit-related fees

11

11
of which: assurance and attestation services

6

6
of which: control and performance reports

5

5
of which: consultation concerning financial accounting and

reporting standards

0

0
Tax fees

3

2
All other fees

6

1
Total non-audit

20

14
1 As published in the Annual Report 2022 for UBS Group AG prior to the acquisition of the Credit Suisse Group.
Special auditors for potential capital increases
At the AGM

on 8 April 2021, BDO

AG was reappointed

as special auditors

for a three-year term

of office. Special

auditors
provide audit opinions in connection with potential

capital increases independently from

other auditors.
Services performed and fees
The Audit Committee

oversees all services

provided to

UBS by the

external auditors. For

services requiring

the approval
from

the

Audit

Committee,

a

preapproval

may

be

granted

either

for

a

specific

mandate

or

in

the

form

of

a

blanket
preapproval authorizing

a limited and

well-defined type and

scope of services.

The fees (including

expenses) paid to

EY
are set forth in the table above.

In addition, EY received USD 31m

in 2023 (USD 35m in 2022) for services performed on
behalf of our investment funds, many of which have independent fund boards or trustees.
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

in 2023

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
risks. In 2023,

after the

acquisition of the

Credit Suisse

Group,

GIA operated

with an average

headcount of 1,009

full-
time equivalent employees,

including Credit Suisse employees.

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

220
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
First quarter 2024 7 May 2024
Second quarter 2024 31 July 2024
Third quarter 2024 30 October 2024
The annual general meetings of the shareholders of UBS

Group AG will take place on the following dates:
2024 24 April 2024
2025 11 April 2025
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

Annual Report 2023 |
Corporate governance and compensation

| Corporate governance

221
We make our publications available to all shareholders simultaneously to provide them with equal access to our financial information.
Our annual

and quarterly publications

are available

in a

fully digital

and .pdf

format at
ubs.com/investors
, under

“Financial
information.” We no longer provide

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

and allowing analysts

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

2023.

No
significant

changes

have

been

made

to

our

internal

controls

or

to

other

factors

that

could

significantly

affect

these
controls

subsequent

to

the

date

of their

evaluation.

Management

has excluded

Credit

Suisse,

which

UBS

acquired

in
2023, from

the

scope of

its assessment

of internal

control

over financial

reporting,

as permitted

by SEC

guidance

for
acquired businesses.
›
Refer to the
“Consolidated financial statements”

section of this report for more information

Advisory vote |

Corporate governance and compensation

| Compensation

222
Compensation

223
Compensation
227
2023 key compensation themes
231
Say-on-pay
233
Compensation philosophy and governance
240
Compensation for GEB members
248
Group compensation
255
Compensation for the Board of Directors
258
Supplemental information

Advisory vote |

Corporate governance and compensation

| Compensation

223
Compensation
Julie G. Richardson
Chairperson of the
Compensation Committee
of the Board of Directors
Dear Shareholders,
The

Board

of

Directors

(the

BoD) and

I

wish

to

thank

you

for

your

support

once

again

at

last

year’s

Annual

General
Meeting (the AGM) and for sharing your views on our compensation practices over the past year.
Throughout 2023, the BoD Compensation Committee continued to oversee the compensation process, aiming to ensure
that

reward

reflects

performance,

risk-taking

is

appropriate

and

employees’

interests

are

aligned

with

those

of

our
stakeholders. As

the Chairperson

of the

Compensation Committee,

I am

pleased to

present our

Compensation Report
for 2023.
A cornerstone year in terms of integrating Credit Suisse

while achieving underlying profitability
2023 was one of

the most defining

years in the firm’s

long history with the

acquisition of the Credit

Suisse Group. Our
accomplishments

and

achievements

in

2023

were

extensive.

Our

strategy,

focused

on

delivering

outstanding

client
services,

sustainable

profitability,

financial

strength

and

sound

risk

management,

supported

the

successful

navigation
through a period

of significant

change and uncertainty

.

The acquisition of

the Credit

Suisse Group further

expands our
market leading client franchise and creates

significant value for our shareholders.
–
We

were

called

on

to

acquire

the

Credit

Suisse

Group

and

have

subsequently

stabilized

their

client

franchise,

risk
management

and

operations.

We

have

further

grown

our

combined

franchise

through

new

client

acquisition

and
share-of-wallet gains, as well

as the continued success

of our client retention

and client win-back strategy.

Clients have
entrusted us with USD

77bn of net new

assets since the

closing of the acquisition

and have relied

on our advice in

a
challenging

geopolitical

environment.

We

have

made

significant

progress

with

the

integration,

strengthening

our
position as

a leading

global wealth

manager, including

completing

the acquisition

within three

months, making

key
management appointments and taking steps toward an

integrated and unified bank.
–
While focused

on the

intense work

of integrating

Credit Suisse,

we achieved

underlying profitability

at Group

level
despite the

challenging macroeconomic

environment marked

by global

concerns about

interest rates

and economic
growth.

We

stayed

close

to

our

clients,

helping

them

to

navigate

uncertainties

and

maintaining

their

trust

in

our
products and offerings.
–
We have formulated our

strategy and integration goals

for the next three year

s

and indicated what an

even stronger
UBS can sustainably

deliver in the

long term.

While there is

much to be

done, we have

set out the

course to successfully
deliver on our integration plans and have assembled the resources and talent to make that happen.
We are optimistic about our future as we build an even stronger version of the UBS that was called upon to stabilize the
Swiss financial system in March 2023 and one that all of

our key stakeholders can be proud of.
›
Refer to the “Acquisition and integration

of Credit Suisse” section of this report for further details about our integration efforts
Executing an integrated one firm approach to performance,

promotion and compensation

–
We executed an integrated year-end process

with all employees subject to one

unified system leveraging the long-
standing

UBS

approach

to

performance,

promotion

and

compensation.

This

is

a

significant

milestone

for

our
combined firm, and is aimed at accelerating our cultural journey.
–
In terms

of aligning

the cultures

of the

two firms,

our performance

management

approach –

with its

focus on
impact and

outcomes,

consideration

of both

objectives

and behaviors

(reflecting

both

the

what and

the

how),
emphasis on

sustainable high

performance, and

the resulting

link to

compensation

decisions –

is paramount

to
employees understanding what matters most and working

together to deliver the firm’s strategic and integration
objectives.
–
In line with our existing commitment to fair pay and

diversity, equity and inclusion, we took great

care to support
fairness

and

equity

across

the

organization,

with

a

focus

on

like-for-like

outcomes

for

comparable

roles

and
performance across the Group.
–
In light of the ongoing

integration of Credit Suisse,

we also considered the

complexity of the

transaction, as well
as the

need

to retain

key

talent, support

pay

fairness

across

the

entire

organization

and stabilize

the

franchise
during the integration

period via our

compensation decisions. While

many of the

synergies of the

transaction relate
to rightsizing the overall headcount of

the company, the upside potential of

the transaction will not be realized

if
we cannot also retain the right talent throughout the organization during the transition and thereafter.

Profit before tax

USD bn

(59%)
199%
9.6
28.7
4.0
4.5
2022
2023 Group reported
2023 Group underlying[1]
2023 UBS AG cons. reported[2]

Return on CET1 capital

in %

(12.8ppts)
25.3ppts
17.0
42.3
4.2
7.6
2022
2023 Group reported
2023 Group underlying[1]
2023 UBS AG cons. reported[2]

Cost / income ratio

in %

15.1ppts
22.9ppts
72.1
95.0
87.2
86.2
2022
2023 Group reported
2023 Group underlying[1]
2023 UBS AG cons. reported[2]

Group performance award pool

USD bn

(14%)
3.3
0.9
1.1
5.3
4.5
2022 UBS pool
2022 CS[3]
2022 pro forma UBS/CS pools
2023 Group pool

GEB performance award pool

CHF m

34%
81.1
108.3
2022
2023

Per capita GEB performance award pool

CHF m

(6%)
6.6
6.2
2022
2023

1 UBS underlying results exclude items of profit or loss that management believes are not representative of the underlying performance. 2 Includes UBS AG and its consolidated subsidiaries. For context, the UBS AG consolidated results are on a reported basis and therefore include integration-related expenses of USD 1,392m. 3 Includes Credit Suisse variable incentive compensation pool of USD 1.1bn (CHF 1.0bn) as well as other variable compensation awards of total USD 944m (CHF 899m, including retentions (CHF 367m), transformation awards (CHF 350m), attrition-related retentions (shares / cash CHF 68m) and supplemental cash allowance awards (CHF 114m)). Source: Credit Suisse Group Compensation Report 2022. Swiss franc amounts have been translated into US dollars at the currency exchange rate reported in the UBS Group fourth quarter 2022 report of CHF / USD 1.05.

Advisory vote |

Corporate governance and compensation

| Compensation

224
Key acquisition-related accomplishments
In

2023,

we

made

tremendous

progress

with

the

integration

of

Credit

Suisse.

Following

the

announcement

of

the
acquisition

of

the

Credit

Suisse

Group,

we

focused

on

stabilizing

the

client

franchise,

managing

risks

and

bringing
operational stability to Credit Suisse. Key accomplishments include the following.
– Closing the transaction in three months.
–
Delivering an early repayment

of the Public Liquidity

Backstop and Emergency

Liquidity Assistance Plus and

returning
the Loss Protection Agreement.
– Achieving around USD 4bn in exit rate gross cost savings (compared with full year 2022 for combined UBS and Credit
Suisse), as we

restructured our operations

and continued

to optimize our

cost base by

leveraging synergies between
the combined entities.
–
Accelerating the wind-down of Non-core and Legacy by reducing risk-weighted assets by USD 12bn since finalizing its
perimeter in the second quarter of 2023, releasing over

USD 1.5bn of common equity tier 1 (CET1) capital.
–
Re-composing and augmenting the Group Executive Board (the

GEB) to successfully support the integration.
Financial Performance
Our performance in 2023 reflected

the costs from the integration of

Credit Suisse, the challenging operating

conditions
for the financial

industry, and

the uncertainty and

market volatility resulting

from continued

geopolitical tensions. On

a
consolidated basis,

reported profit

before tax

was USD 28,739m,

including USD 27,748m

of negative

goodwill related
to

the

acquisition,

as

well

as

integration-related

expenses

of

USD 4,478m,

and

negative

goodwill

related

pull

to

par
accretion and other purchase price allocation effects. On an underlying basis, pre-tax profit for the combined businesses
was USD 3,963m.
›
Refer to the “Financial and operating performance”

section of this report for further details about the

Group and business
division performance

Advisory vote |

Corporate governance and compensation

| Compensation

225
Commitment to return capital to shareholders
Capital strength is a key

pillar of our strategy,

and we remain committed

to maintaining a balance sheet

for all seasons.
The year-end

CET1 capital ratio

was 14.4%, and

the CET1 leverage

ratio was 4.6%,

both in excess

of our guidance

of
~14%

and

>4.0%,

respectively.

For

2023,

the

Board

of

Directors

plans

to

propose

a

dividend

to

UBS

Group

AG
shareholders

of

USD 0.70

per

share.

We

remain

committed

to

progressive

dividends

and

are

accruing

for

a

mid-teen
percentage increase in the dividend per share for the 2024

financial year.
In 2023, we

bought back USD 1.3bn of

shares before we announced

the acquisition, at which

point we paused our

share
repurchases. In 2024,

we expect

to repurchase up

to USD 1bn of

shares, commencing

after the

merger of the

UBS AG
and Credit Suisse AG legal

entities,

which is expected before

the end of the second

quarter of the year. Our

ambition is
for share repurchases to exceed our pre-acquisition levels

by 2026.
2023 Group performance award pool
Over the past years, our performance award pool has consistently reflected our pay-for-performance philosophy and our disciplined

approach

in

managing

compensation

over

business

cycles

and

in

alignment

to

shareholder

interests.
Accordingly, we

carefully assessed

the financial

results and

excluded both

the positive

and negative

one-time financial
impacts of the acquisition of the Credit Suisse Group.

The table below

provides more information on

the key factors

we considered for

the UBS sub-group

and the Credit Suisse
sub-group when

determining the performance

award pool.

Overall, it

was important to

balance like-for-like pay

outcomes
for comparable roles and performance to support the long-term value creation of the integrated franchise.
2023 Group performance award pool development
UBS sub-group –
Reflects our usual pay-for-performance approach beginning

with the financial results for the UBS sub-group.
–
In addition to financial business performance,

we regularly consider individual business-related

measures, risk and remediation
activities as well as competitive market considerations.
Credit Suisse

sub-group
–
Given the extraordinary circumstances, we were not able to

apply our usual process to determine the Credit Suisse

pool. We
considered other factors,

such as the need to retain key talent to support

realization of the value of our investment, support

pay
fairness across the entire organization and stabilize

the franchise during the integration period.
–
We also considered that 2022 compensation for the Credit Suisse

Group reflected a significantly reduced variable compensation pool compared with 2021 awards including other variable

compensation.
We further

balanced our

performance

award pool

decisions

with specific

retention

awards delivered

in both

deferred
cash and

deferred

equity.

As in

most

merger

situations,

these retention

awards

were

a necessary

step to

support

the
protection of the client franchise,

risk management and operational stability. Furthermore, to

support our client win-back
strategy and promote

client growth,

we also

introduced a

client-acquisition and

retention award

for certain

producers,
which is fully deferred

and the final value

is linked to the

retention of client assets.

Retention efforts were

targeted and
limited

to

certain

client

roles

and

critical

roles

necessary

to

support

operational

stability.

Overall,

the

amounts

of
USD 736m are modest by industry

standards for an integration

of this magnitude. These

awards account for 3% of

our
total personnel expenses recognized in 2023.
The

UBS

compensation

framework

and

approach

provides

competitive

pay

for

performance,

further

supporting
operational

stability going

forward.

Our decisions

continue

to reflect

our diligent

approach

to considering

a balanced
allocation

of profit

between

shareholders

and

employees

over

the

cycle,

as well

as

supporting

strong

capital

returns,
including reflecting the appropriate risk awareness in our

business decisions.
Based on

the factors

above, the

2023 group

performance award

pool was

USD 4.5bn,

a reduction

of 14%

compared
with the pro forma

aggregate 2022 pool

of USD 5.3bn for

the combined entities (which

includes the UBS performance
award pool, the

Credit Suisse

variable incentive compensation

pool and other

variable compensation

awards related

to
the 2022 performance year).

The GEB pool

overall increased

by 34% to

CHF 108m,

which reflected

the changes in

GEB composition

to support the
merger, including the

addition of four

GEB members. The

GEB per capita

performance award decreased by

6% compared
with the previous year.
Separately,

we

are

also

grateful

for

certain

members

of

the

BoD

who

took

on

additional

board

roles

in

significant
subsidiary entities. These nominations

were critical to

providing strong governance

and oversight of the

newly acquired
subsidiaries, particularly

prior to

the merger

of these

legal entities

with their

UBS counterparts.

This approach

ensures
parent company board representation that otherwise would not have existed and promotes governance in line with UBS
Group AG’s governance principles.

Advisory vote |

Corporate governance and compensation

| Compensation

226
Continuity of our overall compensation framework
Following

a

comprehensive

annual

review,

we

confirmed

that

our

Total

Reward

Principles

and

overall

compensation
framework continue to be aligned with our purpose and remain relevant to the Group’s commitment to delivering long-
term shareholder value. It is imperative that

our pay approach equally recognizes

and supports the economic and cultural
integration of Credit Suisse to create long-term value for

the combined firm.
Overall, the compensation framework for all employees, including the GEB, remains broadly unchanged. With respect to the equity component of our

deferred compensation plan, we have historically

granted the GEB equity with

performance
conditions and a payout that varies depending on the performance of the company (the Long-Term Incentive Plan (LTIP)),
while other employees have received

shares with time vest requirements

only (the Equity Ownership Plan

(EOP)). During
the integration period, we

have expanded the

group that will receive

LTIP (in replacement

of EOP) to include

Managing
Directors (MDs) reporting to the GEB and their

direct reports at MD level. This will further

align the long-term focus of a
broader group of senior leaders with shareholders while supporting appropriate risk taking and awareness.
Going forward,

we will

continue

to monitor

market

practice

and regulatory

developments

and, as

part of

our annual
review,

make

any

modifications

required

to

ensure

our

Total

Reward

Principles

and

compensation

framework

remain
aligned with the interests of our shareholders.
The 2024 Annual General Meeting
At the 2024 AGM on 24 April, we will seek your support

on the following compensation-related items:
– the maximum aggregate amount of compensation for the BoD for the period from the 2024 AGM to the 2025 AGM;
–
the retroactive incremental amount of compensation for

the BoD for the period from the 2023 AGM to 2024 AGM
–
the maximum aggregate amount of fixed compensation

for the GEB for 2025;
–
the aggregate amount of variable compensation for the

GEB for 2023; and

–
shareholder endorsement in an advisory vote for this Compensation

Report.
On behalf

of the

Compensation Committee

and the

BoD, I thank

you again for

your feedback

and we respectfully

ask
for your continued support at the upcoming AGM.
Julie G. Richardson
Chairperson of the Compensation Committee of the
Board of Directors

Change in the value of Credit Suisse Group deferred compensation awards

All awards of former Credit Suisse Group employees

CHF m
–75%
3,735
2,372
61
356
947
Value of deferred compensation awards at grant price
Change in value due to share price movements¹
FDF-canceled amounts¹
FINMA-canceled CCA amounts²
Remaining amount of deferred compensation awards³

Awards in scope of FDF- and FINMA-related cancellations

CHF m
–94%
1,497
993
61
356
87
Value of deferred compensation awards at grant price
Change in value due to share price movements¹
FDF-canceled amounts¹
FINMA-canceled CCA amounts²
Remaining amount of deferred compensation awards³

Notes:
Unless otherwise stated, all data are based on awards outstanding per 18 May 2023.
1 Based on the 19th March 2023 merger offer share price of CHF 0.76. 2 Value of CCA write-down amounts are based on CCA valuation as at 28 February 2023. 3 Includes awards that continued to be at risk, subject to the achievement of performance conditions, and subject to malus or clawback provisions.

Advisory vote |

Corporate governance and compensation

| Compensation

227
2023 key compensation themes
The feedback that we

seek from our shareholders

about compensation-related

topics is very important

to us, as we

are
committed

to

maintaining

a

strong

link

between

the

interests

of

our

employees

and

those

of

our

shareholders.

We
continued

engaging

with

shareholders

during

2023

and

received

overall

positive

feedback

about

our
compensation framework.

The

below

summarizes

key

compensation

themes

for

2023

and

provides

answers

to

the
questions we most frequently receive

from shareholders.
Summary of 2023 key compensation themes / responses

to frequently asked questions

How did the failure of the Credit Suisse

Group impact deferred compensation

of Credit Suisse Group
employees?
On

19 March

2023,

we

announced

the

acquisition

of

the

Credit

Suisse

Group.

Until

that

date,

the

value

of

the
outstanding

deferred

compensation

of

Credit

Suisse

Group

employees

had

already

been

negatively

impacted

by

the
significant decline in the price of Credit Suisse Group shares.
Furthermore, on

23 May 2023,

the Federal

Department of

Finance (the

FDF) issued

an order

canceling or

reducing the
outstanding unvested

variable remuneration

for the

top levels

of management

of the

Credit Suisse

Group. In

addition,
the

Swiss

Financial

Market

Supervisory

Authority

(FINMA)

ordered

the

cancellation

of

outstanding

contingent

capital
awards (CCA) in line with the write-down of Credit Suisse

additional tier 1 (AT1) debt.
The following charts provide an overview of

the total change in the value

of Credit Suisse deferred compensation awards
in accordance with share price movements and the FDF-

and FINMA-canceled amounts.

–
Approximately CHF 2.8bn

(a decrease

of 75%

compared with

the initial

grant value)

of deferred

compensation was
lost by

Credit Suisse

Group employees.

After the

cancellations,

CHF 947m

remained outstanding

,

including awards
that continued to be at risk, subject to the achievement of performance conditions, and subject to malus or clawback provisions.
–
Of the

CHF 2.8bn

mentioned above,

approximately CHF

1.4bn (a

decrease of

94% compared

with the

initial grant
value) of deferred compensation was lost by Credit Suisse Group employees impacted by the FDF- and FINMA-related
cancellations, leaving a

remaining value of

CHF 87m

(including awards that

continued to be

at risk as

described above).
Overall,

these

reductions

of

CHF 2.8bn

in

the

value

of

deferred

compensation

demonstrate

the

impact

of

negative
business developments, risk events and share price movements.

Advisory vote |

Corporate governance and compensation

| Compensation

228
What is the impact of the Federal Department of Finance

order on UBS?
On 11 August 2023, UBS voluntarily terminated the CHF 9bn

loss protection agreement (the LPA) and the

public liquidity
backstop

(the

PLB)

with

the

Swiss

National

Bank

of

up

to

CHF 100bn,

guaranteed

by

the

Swiss

government.

After
reviewing all assets covered

by the LPA since

the closing of the

transaction involving the acquisition

of the Credit

Suisse
Group

in

June

2023

and

taking

the

appropriate

fair

value

adjustments,

UBS

concluded

that

the

LPA

was

no

longer
required.

All loans

under the

PLB were

fully repaid

by the

Credit Suisse

Group as

of the

end of

May 2023

and Credit

Suisse AG
fully repaid outstanding Emergency Liquidity Assistance Plus loans on

10 August 2023.
Due to the

termination of

the LPA and

release of the

guarantee, the

implementation of the

UBS-related FDF

order was
no longer

required. Nevertheless,

our analysis

had confirmed

that the

key aspects

related to

the remuneration

system
requirements under the FDF order were already embedded in our Total Reward Principles and compensation framework.
This relates in particular to consideration of both financial and non-financial performance, including risk considerations.
Why is UBS seeking retroactive approval

for an incremental Board of

Directors compensation amount of
CHF 2.2m?
As a result

of the integration

of Credit Suisse,

in 2023

we expanded the

roles of certain

members of the

Board of Directors
of UBS

Group AG

(the BoD)

to take on

additional responsibilities in

the boards

of directors

of significant

subsidiary entities.
These nominations were and

remain critical to

providing strong governance and

oversight of the

subsidiaries, in a

manner
consistent and

in compliance

with UBS

Group

AG’s governance

principles, as

well as

to facilitating

the integration

of
Credit Suisse entities

into UBS. As the

integration

progresses, we will continue

to review the

composition of the

boards
of

directors

of

significant

entities.

Without

these

appointments,

UBS

would

not

have

had

parent

company

board
representation

on

these

significant

subsidiary

entities

and

would

have

had

difficulty

maintaining

legally

required
independent roles across all entities.
– Lukas Gähwiler was appointed as chairman of Credit Suisse AG.
–
Jeremy Anderson

was

nominated

as vice

chairman

of Credit

Suisse

AG and

chair

of the

audit committee

of Credit
Suisse AG and, in addition, appointed as a member of the

board of directors of Credit Suisse International (UK).
–
Mark

Hughes

was

appointed

as

a

member

of

the

board

of

directors

of

Credit

Suisse

AG,

a

member

of

the

risk
committee of Credit Suisse AG and,

effective 1 December 2023, chair of the risk

committee of that board. In

addition,
Mr. Hughes was appointed as a member of the board

of directors of UBS Americas Holding LLC.
Considering

the

significant

increase

in

the

scope,

responsibility

and

complexity

of

their

mandate,

these

three

BoD
members will

be entitled

to receive

additional board

fees aligned

with other

non-executive

directors on

the respective
subsidiary entity boards.

Neither the acquisition of the Credit Suisse Group nor the appointments to subsidiary board roles were anticipated when
the maximum amount

for BoD

fees of CHF

13m was submitted

at the

2023 Annual

General Meeting

(the AGM). As

a
result, while the spend for the BoD

of UBS Group AG is within the approved

amount, at the 2024 AGM we will

request
that the shareholders approve a

retroactive incremental amount of CHF 2.2m for

the period from the 2023 AGM to

the
2024 AGM to support the additional subsidiary board fees amount that exceeds the original approval at the 2023 AGM.
The payment of these subsidiary board fees is therefore subject to shareholder approval.
As a reminder, shareholders of

UBS Group AG and Credit Suisse

Group AG had approved at

their respective 2023 AGM
an aggregate amount

for board

of director compensation

of combined

total CHF 26m.

The estimated

total BoD

spend
in the period

from the

2023 AGM

to the

2024 AGM

is CHF 18.1m,

of which

CHF 15.2m for

the Board

of Directors

of
UBS Group AG (as

shown in the chart

below) and the remaining

amount for the board of

directors of Credit Suisse

Group
AG (pre-merger

close) and

Credit Suisse

AG (post-merger

close). As

a result,

the overall

BoD spend

is CHF 7.9m

lower
compared with the combined approved aggregate amount.

Advisory vote |

Corporate governance and compensation

| Compensation

229
How did UBS adjust reported financial results

to calculate the Group and GEB performance

award pools as
well as the LTIP

2020/21 valuation?
The Compensation Committee determined to

use UBS

sub-group results as

the starting point

but made

adjustments to
exclude both

the positive

and negative

one-time financial

impacts of

the acquisition

of the Credit

Suisse Group.

The specific
adjustments include the impact of gains on the transaction, which means the negative goodwill,

or gain,

of USD 27.7bn
had no impact on

the Group and

GEB performance award pools or

the 2020 LTIP

achievement level. Other adjustments
relate to factors such as integration-

and acquisition-related

costs, increased CET1 capital requirements,

and the exclusion
of

certain

unplanned

one-off

items

that

would

otherwise

not

have

occurred,

including

higher

litigation

costs.

These
cumulative negative adjustments from reported results

reflect the rigorous internal review as well as the judgment of the
Compensation Committee. We have applied these adjustments in our considerations of pay and performance across the
Group, including for the

GEB, and, as

a net

result, the achievement level of

the 2020/21 LTIP

is below the

maximum of
100%.
What is the impact of the integration on outstanding

deferred compensation plans across both

entities?

After

the

acquisition,

the

outstanding

deferred

compensation

of

both

UBS

and

Credit

Suisse

employees

generally
continues to vest according to the original plan delivery

schedule and subject to applicable performance conditions.

UBS conducted a detailed review of Credit Suisse’s deferred compensation plans and aligned the performance metrics to
those of UBS deferred compensation plans

where applicable. Furthermore, where applicable, share-based plans of Credit
Suisse were converted reflecting the merger conversion

rate,

to align with the Credit Suisse shareholder experience.
This approach underlines

our philosophy to align

the interests of employees

with those of shareholders.

Furthermore, it
demonstrates

a

consistent

treatment

of

employees

with

outstanding

deferred

compensation

awards

and

ultimately
supports operational stability and the economic and cultural integration of Credit Suisse.
What retention activities have supported the

integration of Credit Suisse into

UBS?
Performance

management

and reward

play an

important

part in

supporting

the economic

and cultural

integration

of
Credit Suisse

into

UBS. We

have therefore

reviewed

our Total

Reward

Principles

and

confirmed that

they remain

fully
aligned with

our purpose

and support

our strategic

objectives.

In the

short-to-medium

term, they

also enable

UBS to
drive the economic and cultural integration of Credit Suisse and the long-term value creation of the combined

firm.
Furthermore, we

have swiftly

implemented an

integrated performance

and reward

year-end process

for the

combined
firm,

which

supports

our

sustainable

high

performance

culture

and

reflects

our

well-established

approach

to

pay

for
performance.

The compensatio

n

decisions for

all employees

were

governed by

the

same Total

Reward Principles.

This
integrated

approach

supported

a

one-firm

employee

experience

and

our

emphasis

on

like-for-like

outcomes

for
comparable performance and roles.
To

support

operational

stability,

manage

risks

and

protect

the

client

franchise,

we

have

deployed

specific

additional
measures. Retention awards

were delivered in

both deferred cash

and deferred equity

awards. Furthermore, to

support
our client win-back strategy and promote

client growth, we also introduced

a client acquisition and retention

award for
certain producers, which

is fully deferred

and the final

value is linked

to the retention

of client assets.

Retention efforts
were targeted

and limited to

certain client roles

and critical roles

necessary to

support operational

stability. Overall, the
amounts of

USD 736m are

modest by

industry standards

for an

integration of

this magnitude.

These retention

awards
account for 3% of our total personnel expenses recognized

in 2023.
In addition,

we provided indications of 2023

incentive levels to a number of

Credit Suisse employees, primarily in

client-
facing roles,

to emphasize that

their compensation

going forward would

reflect appropriate levels

of pay

for performance.
The UBS compensation framework

and approach provides competitive pay

for performance, further supporting

stability
going

forward.

Beyond

financial

compensation-related

measures,

our

merger-related

activities

included

non-financial
aspects,

such as a broad-based communication approach with Credit

Suisse employees.
How did UBS support employees during the integration

process?
Supporting employee health

and well-being remained

a priority in

2023. Resources to

support holistic well-being

included
a range of programs,

benefits and workplace

resources, along with

a bespoke eLearning

curriculum that aimed

to help
our employees

manage their

health, foster

well-being, strengthen

their resilience

and support

the sustainability

of the
organization.

In

the

context

of

the

integration

of

Credit

Suisse,

we

expanded

our

offering

to

include

guidelines

and
instructor-led sessions on managing organizational change,

uncertainty and resilience.
In

2023,

we

announced

that

existing

social

plans

or

support

during

redundancy

at

UBS

and

Credit

Suisse

had

been
aligned globally (where applicable) to ensure that all employees were treated equally.

As an example,

employees in the

Swiss labor market

affected by the

restructuring are entitled

to a program

with a key
focus on redeployment

within UBS, and

we have significantly

increased the budget

for education and

training. Outside
of the Swiss labor

market, we provide

severance payments that

are governed by

location-specific severance policies.

At
a minimum, we

offer severance

terms which comply

with the applicable

local laws. In

many locations,

we may provide
severance packages negotiated with our local social partners that go beyond these minimum legal requirements or offer
additional time

in order

to find

a new

position. In

certain locations,

we may

also offer

redeployment support

from our
internal recruiters or via external outplacement firms for

employees affected by redundancies.

Advisory vote |

Corporate governance and compensation

| Compensation

230
Did UBS change the compensation framework for 2023?
We are convinced

that our compensation

framework remains best-in-class for

our industry. Therefore,

it remained broadly
unchanged for 2023. The

compensation approach reflects a substantial

deferral into equity-

and debt-based vehicles that
support alignment with

our shareholders and

debtholders. Furthermore,

the vesting

period over five

years remains one
of the longest in the industry,

providing for long employment and performance conditions.
For 2023, we

will award the

equity-aligned portion

of compensation

as part of

the Long-Term

Incentive Plan

(LTIP, as a
replacement for the EOP) for the GEB and Managing Directors (MDs) reporting to the GEB and their direct reports at MD level. These

senior leaders

receive the

equity portion

of their

2023 performance

award in

LTIP to

support delivering

on
our ambitious integration goals and business

/ financial targets. This further mitigates

the need for a distinct integration
award typical for a transaction

of this nature.
What has changed in the 2023 LTIP

(awarded in 2024)?
We maintain

our overall

LTIP with

the same

two equally

weighted performance

metrics (reported

RoCET1 and

relative
Total Shareholder

Return (rTSR))

over a

three-year

performance period,

while making

adjustments to

the performance
range of the RoCET1 metric.

For the

2023 LTIP

award (granted

in 2024),

the reported

RoCET1 metric

reflects

the impact

of the

acquisition and

our
ambitious integration objectives,

as well as the communicated

financial ambitions over the cycle.

As a consequence,

we
continue

to

use

the

reported

basis

for

our

RoCET1

metric,

as

this

also

considers

the

underlying

business

results

and
integration costs.

For the

2023 performance

year, we

awarded the

LTIP at

a value

of 50% of

the maximum,

to further
align the maximum opportunity with the stretching nature

of our financial ambitions.
The maximum

reported RoCET1

of 10% corresponds

with a

100% payout aligned

with our stretch

target.

In contrast,
the minimum reported RoCET1 of 5% corresponds with a 33% payout aligned with sustainable results in the context of
the integration. Below the threshold of 5% reported RoCET1,

the award is subject to full forfeiture.
The unchanged

rTSR performance

range of

±25 percentage

points of UBS

TSR compared

with a

peer group

index TSR
continues to demonstrate

our ambition of

delivering attractive

relative returns to

shareholders.

The peer group

consists
of all

listed Global

Systemically

Important Banks,

which were

independently defined

by the

Financial Stability

Board in
2023, and reflects

companies with a comparable risk profile and impact

on the global economy.
During the

integration period,

we have

expanded the

group that will

receive LTIP

to include

Managing Directors

(MDs)
reporting to the

GEB and their

direct reports at

MD level. We

will continue to

review the LTIP

design, including the

RoCET1
performance range, in consideration of our integration

progress and financial ambitions.
What is the achievement level of the LTIP

granted in 2021 for 2020 performance?
The deferred portion of

the performance award

granted in 2021 (for

the 2020 financial performance

year) to members
of the GEB and

selected senior management

was in part delivered

through the LTIP award.

The three-year performance
period

concluded

at

the

end

of

2023,

with

the

2020

LTIP

achieving

92.55%

of

the

maximum

opportunity

(of

up

to
100%).

As explained above, the

Compensation Committee made

certain adjustments to the

financial results used to

determine
the 2020

LTIP achievement

level. As

noted, if

the Compensation

Committee had

not made

these adjustments

but had
applied reported UBS Group AG financial results, the achievement level would have been 100%.
We

believe

alignment

of

our

senior

leadership

with

our

shareholders

is

important

for

long-term

success.

Our

LTIP

is
designed to support alignment of

compensation with the execution of our

strategy, financial performance and long-term
growth.

Advisory vote |

Corporate governance and compensation

| Compensation

231
Say-on-pay
Say-on-pay votes at the AGM
In

line

with

the

Swiss

Code

of

Obligations,

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
2024 Annual General Meeting

(the AGM) for binding

votes,

in line with the

Swiss Code of Obligations

and our Articles
of Association.
These binding

votes on

compensation and

the advisory

vote on

our Compensation

Report reflect

our commitment

to
shareholders having their say on pay.
›
Refer to “Provisions of the Articles of Association related to compensation” in the “Supplemental information”

section of this
report for more information
Audited |

Approved GEB fixed compensation and BoD compensation
At the 2022 AGM,

the shareholders approved a maximum aggregate fixed compensation amount of CHF 33.0m for GEB
members

for

the

2023 performance

year.

This budget

reflects

base

salaries, role

-based

allowances

in response

to

EU
Capital

Requirements

Directive

V,

and

estimated

standard

contributions

to

retirement

benefit

plans,

as

well

as
other benefits.

The aggregate

fixed compensation

paid in

2023 to

GEB members

was below

the approved

amount for
2023.
At the

2023 AGM,

the shareholders

approved a

maximum aggregate

amount of

compensation of

CHF 13.0m for

the
members of the BoD for the period from the 2023 AGM to the 2024 AGM. At the 2024 AGM, we will ask shareholders
to exceptionally

approve a

retroactive

incremental amount

of CHF 2.2m

of BoD

compensation for

the period

from the
2023 AGM to the 2024 AGM as outlined below.
▲

›
Refer to “2023 total compensation for the

GEB members” in the “Compensation for GEB

members” section of this report
›
Refer to “Remuneration details and additional information

for BoD members” in the “Compensation

for the Board of Directors”
section of this report

Advisory vote |

Corporate governance and compensation

| Compensation

232
Compensation-related proposals for binding and advisory

votes at the 2024 AGM

Item Approved at the 2023
AGM
BoD proposals for the
2024 AGM
Rationale
GEB variable
compensation
Shareholders approved
CHF 81,100,000 for the
2022 financial year
1,2,3

(vote “for”: 87.1%)
The BoD proposes an
aggregate amount of
variable compensation of
CHF 108,286,300 for the
members of the GEB for
the 2023 financial year.
In 2023, we added four GEB members to successfully support the integration. The
GEB performance award pool takes into

account the changes in GEB composition
and

reflects

the

significant

progress

in

the

integration,

including

bringing
operational stability to Credit Suisse

after the announcement of the

acquisition. It
also reflects that the

Group achieved underlying profitability following

the closing
of

the acquisition

and maintained

the Group’s

strong capital

position. On

a per
capita basis, the GEB performance award pool decreased by

6%.
GEB fixed
compensation
Shareholders approved
CHF 33,000,000 for the
2024 financial year
1,2,3
(vote “for”: 89.3%)
The BoD proposes a
maximum aggregate
amount of fixed
compensation of
CHF 33,000,000 for the
members of the GEB for
the 2025 financial year.
The proposed amount is

unchanged compared with last

year despite the increase
in the number of GEB members

in 2023. It further reflects unchanged

base salaries
for the Group CEO and other GEB members.
Besides the

base salaries,

the amount

also includes

estimated standard

contributions
to retirement

benefit plans,

as well

as other

benefits. The

proposed amount

provides
flexibility in

light

of

potential changes

of GEB

composition or

roles,

competitive
considerations as well as other factors (e.g., changes

in FX rates or benefits).
BoD
compensation
n. a. The BoD proposes an
incremental amount of
compensation of
CHF 2,200,000 for the
members of the BoD for
the period from the 2023
AGM to the 2024 AGM.
As a

result of

the integration of

Credit Suisse, in

2023 we expanded

the roles

of
certain members of the Board of Directors of UBS Group AG to take on additional responsibilities in

the boards

of

directors

of

significant subsidiary

entities. These
nominations

are

critical

to

providing

strong

governance

and

oversight

of

the
subsidiaries,

in

a

manner

consistent

and

in

compliance

with

UBS

Group

AG’s
governance

principles, as

well

as

to

facilitating

the

integration

of

Credit

Suisse
entities into UBS.
Neither

the

acquisition

of

the

Credit

Suisse

Group

nor

the

appointments

to
subsidiary board roles

were anticipated when the

maximum amount for BoD

fees
of CHF 13m was submitted at the 2023 AGM. As a result, while the spend for the
BoD

of

UBS

Group

AG

is

within

the

approved

amount,

we

propose

that
shareholders approve a retroactive incremental

amount of CHF 2.2m

for the period
from the 2023 AGM to the

2024 AGM to support the additional subsidiary board
fees amount that exceeds the original approval

at the 2023 AGM.
As a

reminder,

shareholders of

UBS Group

AG and

Credit Suisse

Group AG

had
approved at their respective 2023

AGM an aggregate amount

for board of director
compensation of combined total CHF

26m. The estimated total BoD

spend in the
period from the 2023 AGM to the 2024 AGM is CHF 18.1m, of which CHF 15.2m for the

Board of

Directors of

UBS Group

AG and

the remaining

amount for

the
board of directors of Credit

Suisse Group AG (pre-merger close) and

Credit Suisse
AG

(post-merger

close).

As

a

result,

the

overall

BoD

spend

is

CHF

7.9m

lower
compared with the combined approved aggregate amount.
Shareholders approved
CHF 13,000,000 for the
period from the 2023
AGM to the 2024 AGM 1,2,4
(vote “for”: 88.0%)
The BoD proposes a
maximum aggregate
amount of compensation
of CHF 16,500,000 for the
members of the BoD for
the period from the 2024
AGM to the 2025 AGM.
The proposed amount reflects

all BoD fees, including

the total compensation

of the
Chairman and

the Vice

Chairman role,

as well

as

subsidiary fees

of certain

UBS
Group AG members for their

mandates in significant subsidiary

entities. The overall
amount

is

higher compared

with

the previous

period which

reflects the

fees to
certain BoD members for

their continued critical roles

in the board

of directors of
significant subsidiary

entities. It

also includes

a higher

fee for

the Chairman

to reflect
the

significantly

increased

scope,

responsibility

and

complexity

following

the
acquisition of

Credit Suisse.

The fees

for other

BoD members

including the

Vice
Chairman remain unchanged.
Advisory vote
on the
Compensation
Report
Shareholders approved the
UBS Group AG
Compensation Report
2022 in an advisory vote
(vote “for”: 85.6%)
The BoD proposes that the
UBS Group AG
Compensation Report
2023 be ratified in an
advisory vote.
Our Total

Reward Principles and

overall compensation framework

continue to

be
aligned

with

our

purpose

and

remain

relevant

to

the

Group’s

commitment

to
delivering

long-term

shareholder

value.

It

is

imperative

that

our

pay

approach
equally recognizes

and supports

the economic

and cultural

integration of

Credit
Suisse to create long-term value for the combined firm. Overall, the compensation framework for all employees,

including the GEB, remains

broadly unchanged and
our decisions

continue to reflect

our diligent approach

to considering a

balanced
allocation of profit between shareholders and employees over the cycle, as well as supporting

strong

capital

returns,

including

reflecting

the

appropriate

risk
awareness in our business decisions.
1

Local currencies are converted into Swiss francs at the 2023 performance award currency exchange rates.

2

Excludes the portion related to the legally required employer’s social security contributions.

3

As stated
in “Group Executive Board” in the “Corporate governance” section of this report,

16 GEB members were in office on 31 December 2023 and twelve GEB members were in office on 31 December 2022.

4

Twelve BoD
members were in office on 31 December 2023 and on 31 December 2022.

Advisory vote |

Corporate governance and compensation

| Compensation

233
Compensation philosophy and governance
Our compensation philosophy
Total Reward Principles
Our Total Reward Principles provide a strong link to our strategic imperatives and encourage employees to live our

strong
and inclusive

culture that

is grounded

in our

three keys

to success:

our Pillars,

Principles and

Behaviors. These

guiding
principles underpin our approach to compensation

and define our compensation framework. Following

a comprehensive
review in 2023, we

concluded that our

Total

Reward Principles and

compensation framework

are well aligned with

our
purpose and support our

strategic imperatives. This aims

to ensure that

the interests of our

employees are aligned

with
those of

our clients

and other

stakeholders. In

the short-to-medium

term, they

also enable

UBS to

drive the

economic
and cultural integration of Credit Suisse and the

long-term value creation of the combined firm.
Therefore, our compensation

approach supports our

capital strength and

risk management and

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

globally

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

234
Compensation governance
Board of Directors and Compensation Committee
The

Board

of

Directors

(the

BoD)

is

ultimately

responsible

for

approving

the

compensation

strategy

and

principles
proposed by the

Compensation Committee,

which determines compensation

-related matters

in line with the

principles
set forth in the Articles of Association (the AoA).
As determined in the

AoA and the firm’s

Organization Regulations, the Compensation Committee supports the BoD with
its

duties

to

set

guidelines

on

compensation

and

benefits,

to

oversee

implementation

thereof,

to

approve

certain
compensation

and

to

scrutinize

executive

performance.

The

Compensation

Committee

consists

of

independent

BoD
members,

who are

elected annually

by shareholders

at the

Annual General

Meeting (the

AGM), and

is responsible

for
governance

and

oversight

of

our

compensation

process

and

practices.

This

includes

the

alignment

between

pay

and
performance, and ensuring that the compensation framework supports appropriate risk awareness and management, as well as appropriate risk-taking.

In 2023, to additionally

support the connection between

the Compensation Committee
and the Risk Committee, the Compensation Committee

Chairperson was also a member of the Risk Committee.
Annually, and on behalf of the BoD, the Compensation

Committee:
– reviews our Total Reward Principles;
–
approves key

features of

the compensation

framework and

plans for

the non-independent BoD

members and

members
of the Group Executive Board (the GEB);
–
reviews performance

award funding

throughout the

year and

proposes, upon

proposal of

the Group

CEO, the

final
annual Group performance award pool to the BoD for approval;
–
upon proposal of the Group CEO, reviews the performance

framework for the other GEB members;
–
upon proposal of

the Group

CEO, proposes the

performance assessments

and the

individual total

compensation for
the other GEB members for approval by the BoD;
–
upon proposal of the

Chairman, for the Group

CEO, proposes the financial and

non-financial performance targets and
objectives, the performance assessment and the total compensation for approval by the BoD;
–
approves the total compensation for the Chairman and the

non-independent BoD members;
–
upon

proposal

of

the

Chairman,

proposes

the

remuneration

/

fee

framework

for

independent

BoD

members

for
approval by the BoD;

–
upon

proposal

of

the

Chairman

and

the

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

2023 were

held in the
presence of the

Chairman, the

respective Group

CEOs and external

advisors. In addition,

three ad hoc

calls took place,
most of

which were

attended

by the

Chairman and

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

2023,

the

members

of

the
Compensation Committee were Julie G. Richardson (Chairperson),

Dieter Wemmer and Jeanette Wong.
›
Refer to “Board of Directors” in the “Corporate governance”

section of this report for more information

Advisory vote |

Corporate governance and compensation

| Compensation

235
External advisors
The Compensation Committee may

retain external advisors to

support it in

fulfilling its duties. In

2023, HCM International
Ltd.

(HCM)

provided

independent

advice

on

compensation

matters.

HCM

holds

no

other

mandates

with

UBS.
Additionally,

Willis Towers

Watson provided

the Compensation

Committee with

data on

market trends

and pay

levels.
Various subsidiaries of Willis

Towers Watson provide similar information to UBS’s

human resources department in

relation
to

compensation

for

employees,

including

advisory

services

and

secondments

to

UBS

on

benefits

and

year-end
compensation activities. Willis Towers

Watson holds no other compensation

-related mandates with UBS.
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
›
Refer to ubs.com/governance

for more information
Compensation Committee 2023 / 2024 key activities

and timeline
April May July Sept Oct¹ Nov Dec¹ Jan Mar
Strategy, policy and governance
Total Reward Principles
●
Integration-related compensation matters
● ● ● ● ● ● ● ●
Sustainability / ESG, pay fairness and diversity, equity & inclusion (DE&I) in the compensation process
● ●
Compensation disclosure and stakeholder communication matters
● ● ●
AGM reward-related items
● ●
Compensation Committee governance
● ●
Annual compensation review
Accruals and full-year forecast of the performance award pool funding
● ● ● ● ●
Performance targets and performance assessment of the Group CEO and GEB members
● ● ● ●
Group CEO and GEB members’ salaries and individual performance awards
● ●
Update on market practice, trends and peer group matters
● ● ●
Pay for performance, including governance on certain higher-paid employees, and formulaic compensation arrangements

● ● ● ● ● ● ●
Board of Directors remuneration
● ● ● ●
Compensation framework
Compensation framework and deferred compensation matters
● ● ● ● ● ●
Risk and regulatory
Risk management in the compensation approach
● ● ● ●
Joint meeting with the BoD Risk Committee
●
Regulatory activities impacting employees and engagement

with regulators
● ● ● ● ●
1 The Compensation Committee held two meetings in October and December 2023.
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

Advisory vote |

Corporate governance and compensation

| Compensation

236
Environmental, social and governance considerations

Environmental, social and governance objectives in

the compensation process
Our

compensation determination process

considers environmental,

social and

governance (ESG)

objectives in

objective
setting, performance

award pool funding,

performance

evaluation and

individual

compensation decisions.
ESG-related objectives

have been

embedded in

our Pillars

and Principles

since they

were established

in 2011.

In 2021,
we introduced explicit

sustainability objectives in

the non-financial goal

category of the

Group CEO and

GEB performance
scorecards.

In

2023,

we

further

enhanced

the

GEB

performance

scorecard

framework

by

establishing

separate
Environmental & Sustainability and People

& Governance categories. The objectives in

these categories are linked to our
sustainability priorities,

and their

progress is

measured via

robust quantitative

metrics and

qualitative criteria.

The table
below

provides

an

overview

of

our

metrics

and

progress

achieved

in

2023,

including

climate-related

goals

under

the
priority “Planet.”

Sustainability objectives

are assessed

for each

GEB member

on an

individual basis,

directly impacting
their respective performance assessments

and compensation decisions.
The

determination

of

the

Group

performance

award

pool

funding

also

takes

into

account

ESG

factors.

Aside

from
financial performance, an

assessment of progress

is made against

objectives linked to

our focus areas

of Planet, People
(including

progress

made

against

our

diversity

aspirations)

and

Partnerships,

alongside

other

key

non-financial
considerations.

Therefore,

ESG

is taken

into

consideration

when

the

Compensation

Committee

assesses

performance
and compensation

of each

GEB member.

Additionally, the

assessment impacts

the overall

performance award

pool for
the Group.
Going

forward,

we

will

continue

to

review

and

refine

the

role

of

ESG

considerations

in

our

performance

and
compensation

framework,

to

ensure

they

remain

aligned

to

our

strategic

priorities

and

the

sustainable

growth

of
shareholder value.
›
Refer to “GEB performance assessments”

in the “Compensation for GEB members” section

of this report for more information
about the GEB performance measurement process
›
Refer to “Our focus on sustainability and climate,”

“Employees” and “Society” in the “How

we create value for our stakeholders”
section of this report for more information
›
Refer to ubs.com/gri

for more information about ESG-related topics
Fair and equitable pay
Pay equity and equal opportunity

are fundamental to

achieving our purpose. The

diversity of our employees

in terms of
experiences, perspectives and

backgrounds is critical

to our success. Factors

such as gender,

race, ethnicity or

part-time
status should not impact opportunities available to our employees

.
Fair and consistent

pay practices are

designed to ensure

that employees are

appropriately rewarded for their

contribution.
We

pay

for

performance,

and

we

take

pay

equity

seriously.

We

have

embedded

clear

commitments

in

our

global
compensation

policies

and

practices.

We

regularly

conduct

internal

reviews

and

independent

external

audits

on

pay
equity, and our

statistical analyses show a

differential between men and

women in similar roles

across our major locations
of less than 1%.

In 2020,

we completed

an equal

pay analysis

in Switzerland,

as required

by the

Swiss Federal

Act on

Gender Equality.
The results confirmed that

we are fully compliant

with Swiss equal pay

standards. Beginning in

2020, UBS was certified
(through 2023) by the EQUAL-SALARY Foundation for our HR practices,

including compensation,

in Switzerland, the US,
UK, the Hong Kong SAR and Singapore, covering

more than two-thirds of our global employee population. All

of our HR
policies

are

global,

and

we

apply

the

same

standards

across

all

locations.

Furthermore,

we

review

our

approach

and
policies

annually

to

support

our

continuous

improvement.

In

2023,

we

fully

integrated

former

Credit

Suisse

Group
employees into all of our fair pay practices and continued to monitor and improve our pay equity position in our leading
countries.
We also aim to ensure that all

employees are paid at least a

living wage. We regularly assess employees’

salaries against
local living wages, using benchmarks defined by the Fair Wage Network. Excluding our US financial advisor staff (as their
compensation is primarily based on a formulaic approach), our analysis in 2023 showed that employees’ salaries were at or above the respective benchmarks.

Advisory vote |

Corporate governance and compensation

| Compensation

237
Our aspirations and progress
Following the acquisition of the Credit Suisse Group, our exposure increased accordingly, so we reviewed our aspirations.
Amendments

that

arose

from

this

review

process

were

considered

by the

Group

Executive

Board and

the

UBS

Group
Board

of

Directors’

Corporate

Culture

and

Responsibility

Committee.

This

table

reflects

the

overall

outcomes

of

this
process with more detailed information provided in the UBS Group

Sustainability Report 2023.
Our priorities Our aspirations or targets Our progress in 2023
Planet, people,
partnerships
Sustainable investments. 1
Increased invested assets in sustainable investments

in UBS AG to
USD 292.3bn (compared with USD 266bn in 2022).
Planet
Following the acquisition of the Credit Suisse Group,

we
refined the UBS Group lending sector decarbonization
targets to reflect the activities of the combined
organization and evolving standards and methodologies.
2
Reduce emissions intensity associated with

UBS in-scope
lending by 2030 from 2021 levels for:
–
Swiss residential real estate by 45%;

–
Swiss commercial real estate by 48%;

– power generation by 60%;
– iron and steel by 27%; and
– cement by 24%.
Reduce absolute financed emissions associated

with UBS
in-scope lending by 2030 from 2021 levels for:
– fossil fuels by 70%.
Continue disclosing in-scope ship finance portfolios
according to the Poseidon Principles decarbonization
trajectories with the aim of aligning therewith.
3
Calculated progress against pathways for revised targets.
4
Changes in emissions intensity associated

with UBS in-scope lending (end
of 2022 vs. 2021 baseline):
–
Swiss residential real estate reduced by 6%;

–
Swiss commercial real estate increased by 2%;

– power generation reduced by 13%;
– iron and steel reduced by 4%; and
– cement reduced by 1%.
Changes in absolute financed emissions

associated with UBS in-scope
lending (end of 2022 vs. 2021 baseline) for:
– fossil fuels reduced by 29%.
In-scope ship finance portfolio remains below the

existing International
Maritime Organization (IMO 50) decarbonization

trajectory.

Aim, by 2030, to align 20% of UBS AG Asset
Management’s total assets under management

(AuM)
with net zero. This pre-acquisition UBS aspiration will be
reassessed in 2024.
5
Aligned 2.9% of UBS AG Asset Management’s

total AuM with net zero.
Minimize our scope 1 and 2 emissions through

energy
efficiencies and switching to more sustainable energy
sources. After which, procuring credible carbon removal
credits to neutralize any residual emissions down to zero
by 2025.
6
Reduced net GHG footprint for scope 1 and

2 emissions by 21% and
energy consumption by 8% (compared with 2022);

continued replacing
fossil fuel heating systems and monitored delivery of

contracted carbon
removal credits; achieved 96% renewable electricity coverage in line with
RE100 despite challenging market conditions.
Offset historical emissions back to the year 2000

by
sourcing carbon offsets (by year-end 2021) and by
offsetting credit delivery and full retirement in registry (by year-end 2025). The scope is UBS Group excluding Credit
Suisse.
Continued to follow up on credit delivery and retirement of

sourced
portfolio.
Engage with our greenhouse gas (GHG) key vendors,

for
100% of them to declare their emissions and set

net
zero-aligned goals by 2026, and reduce their scope 1 and
2 emissions in line with net-zero trajectories by 2035.
7
We invited the vendors that accounted for 67%

of our annual vendor
spend to disclose their environmental performance

through CDP’s Supply
Chain Program, with 70% of the invited vendors

completing their
disclosures in the CDP platform.
65% of GHG key vendors (defined as those

vendors that collectively
account for more than 50% of our estimated vendor

GHG emissions)
have declared their emissions on CDP and set net-zero-aligned goals.
People
(aspirations)
By 2025, 30% of worldwide roles at Director level and
above held by women.
Increased to 29.5% (2022: 27.8%) of worldwide

roles at Director level
and above held by women.
By 2025, 26% of US roles at Director level and above
held by employees from ethnic minority backgrounds.
Increased to 25.1% (2022: 20.5%) of US roles at Director level

and
above held by employees from ethnic minority backgrounds.

By 2025, 26% of UK roles at Director level and above
held by employees from ethnic minority backgrounds.
Increased to 24.3% (2022: 23.4%) of UK roles at Director

level and
above held by employees from ethnic minority backgrounds.
By 2025, 4% of UK roles at Director level and above held
by black employees.
Stable at 2.1% (2022: 2.2%).
By 2025, 25% of Americas financial advisor

/ client
advisor roles held by women (UBS Group excluding Credit
Suisse).
Increased to 16.8% (2022: 16.6%).
By 2025, 18.8% of US financial advisor

/ client advisor
roles held by employees from racial / ethnic minority
backgrounds (UBS Group excluding Credit Suisse).
Decreased to 12.2% (2022: 12.4%).
Raise USD 1bn in donations to our client philanthropy
foundations and funds and reach 26.5 million
beneficiaries by 2025 (cumulative for 2021–2025).
Achieved a UBS Optimus network of foundations

donation volume of
USD 328.0m

in 2023, totaling USD 763.9m

since 2021 (both figures
include UBS matching contributions).
8
Reached 7 million beneficiaries in 2023

and 18.5 million beneficiaries
across our social impact activities since 2021.

Advisory vote |

Corporate governance and compensation

| Compensation

238
Partnerships
Continue to position UBS as a leading facilitator

of
discussion, debate and idea generation.
Delivered a variety of insights, including through interviews with subject-
matter experts, individual research reports and comprehensive white papers, via the UBS Sustainability and Impact

Institute, including key
publications The Rise of the Impact Economy

and
Rethink, rebuild,
reimagine .
Co-organized, with the Institute of International

Finance, the second
Wolfsberg Forum for Sustainable Finance.
Drive standards, research and development, and
product development.
Co-led financial-sector-specific working group of the

Taskforce on Nature-
related Financial Disclosures (the TNFD) and supported

the launch of the
TNFD framework.
Co-chaired the UNEP FI Principles for Responsible

Banking Nature working
group that developed initial guidance on nature target

setting for financial
institutions.
1

As part of the integration

of Credit Suisse,

UBS has retired the

pre-acquisition UBS sustainable

investing aspiration of

USD 400bn in SI invested

assets.

While we continue to take

steps to align our

business
activities to our targets, it is important to note that progress towards our targets may not be linear and that the realization of our own targets and aspirations is dependent on various factors which are outside of our direct influence.

We will

continue to

adjust our

approach in

line with

external developments

and evolving

best practices

for the

financial sector

and climate

science. Refer

to the

Supplement to

the UBS

Group
Sustainability Report 2023, available

under “Annual

reporting” at ubs.com/investors,

for more information about

parts of the value

chain within sectors covered

by metrics and targets.

Metrics are based on

gross
exposure, which includes total loans

and advances to customers,

fair value loans and guarantees,

and irrevocable loan commitments.

Exclusions from the scope of analysis

primarily include financial services,

credit
card and other exposure to

private individuals.

As part of our ship

finance strategy, ships

in scope of Poseidon Principles

(PP) are assessed on criteria

which aim at aligning portfolios

to the PP decarbonization
trajectories. The PP are

a framework for assessing and disclosing,

on an annual basis, the climate

alignment of in-scope ship finance portfolios

to the ambition of the International Maritime

Organization (the IMO),
including its 2023 Revised GHG Strategy

for GHG emissions from international

shipping to decrease to net

zero by or around 2050

(compared with 2008 levels).

Refer to the “Environment” section

of the UBS
Group Sustainability Report 2023, available under “Annual reporting” at ubs.com/investors,

for further information. The inherent one-year time lag between the as-of date of our lending exposure and the as-of date of emissions can be explained by two

factors: corporations disclose their emissions

in annual reporting only a few months

after the end

of a financial year; and specialized

third-party data providers take

up to nine
months to collect disclosed

data and make

it available to data

users. Consequently,

the baselines for

our decarbonization targets are

calculated on year-end

2021 lending exposure and

2020 emissions data.

Our
2022 emissions actuals are based on year-end

2022 lending exposure and 2021 emissions

data. For asset financing (e.g.,

real estate, shipping) there is no

time lag, and exposure and emissions actuals refer

to the
same year.

The 20% alignment goal

amounted to USD 235bn at

the time of pre-acquisition

Asset Management’s commitment

in 2021. By 2030,

the weighted average carbon

intensity of funds is

to be 50%
below the carbon intensity

of the respective 2019

benchmark.

Scope 2 emissions are

market-based emissions.

The remaining scope

1 and 2 emissions

may be in excess

of the approximately

5–10% residuals
required for net zero (per the definition of a

“net-zero target” by the ESRS E1 Climate Change

per delegated act, adopted on 31 July 2023),

which is our ambition for 2050. In 2024,

we will be reviewing our 2025
scope 1 and 2 target for achievability

for the combined organization and alignment

with latest guidance.

In 2024, we may review our targets for

GHG key vendors for the combined

organization and alignment
with latest guidance. Our GHG key vendors are

those vendors that collectively account for more than 50% of our estimated vendor GHG emissions.

Figures provided for the UBS Optimus network of foundations
are based on

unaudited management accounts

and information available

as of January

2024.

Audited financial statements

for UBS Optimus

network of foundations

entities are produced

and available

per local
market regulatory guideline.
Cautionary note:

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
›
Refer to the UBS Group Sustainability Report 2023, available under “Annual reporting“ at
ubs.com/investor s, for more
information
Build a diverse, equitable and inclusive workplace
Increasing our

gender and

ethnic diversity

is a strategic

priority. We want

to support

and enable

more women

to build
long and satisfying careers with UBS,

and we are committed to

increasing the representation of women

at senior levels.
Equally, investing in attracting, supporting and advancing our ethnically diverse employees is a key focus for

the firm. We
take

a

multi-pronged

approach,

examining

the

process,

culture

and

organization

design

elements

around

hiring,
promoting and

retaining women

and ethnic

minority background

employees at

all levels,

and senior

management are
accountable for driving change.

Efforts towards progressing

our aspirations are

considered in the

determination of the

annual performance award

pool
and included in the sustainability objectives under “People and Governance” and “Environmental and Sustainability”

for
the GEB, as outlined in the table above.
›
Refer to the “People and culture make the difference“ section of the UBS Group AG Sustainability Report 2023,

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

Advisory vote |

Corporate governance and compensation

| Compensation

239
Our

performance

award

pool

funding

framework

is

based

on

Group

and

business

division

performance,

including
achievements against

defined performance

measures. For

the

avoidance of

doubt,

we

have excluded

the

positive and
negative financial

impacts

generated by

the

acquisition of

the

Credit

Suisse

Group

(such

as

the

negative goodwill

of
USD 27.7bn) from

consideration

in our performance

award pool determination

process. In assessing

performance, we

also
consider relative performance versus

peers, market

competitiveness of our

pay position, as

well as

progress against our
strategic and integration objectives, including returns, risk-weighted assets and cost efficiency. The Risk and

Compliance
functions support our holistic reflection

and consideration of the financial and non-financial impact (including reputation)
of risk matters.

We further

consider the

firm’s risk

profile and

culture, the

extent to which

operational

risks and audit

issues
have been

identified

and resolved,

and the

success of

risk reduction

initiatives

including accountability

for significant

events.

The funding for Group functions is linked to

overall Group performance and also reflects

factors such as headcount and
workforce

location.

For

each

functional

area,

quantitative

and

qualitative

assessments

evaluate

service

quality,

risk
management and financial achievements.

Our decisions

regarding the

total Group

performance award

pool also

balance consideration

of financial

performance
with a

range of

factors,

including DE&I

and other

ESG metrics,

the impact

of litigation,

regulatory costs,

the effect

of
changes in financial accounting standards, capital returns and relative total shareholder return.
In 2023, in light of the acquisition of the Credit Suisse Group,

we have also considered the complexity of the transaction
as well as the need to retain key talent and stabilize the franchise during the integration period. Furthermore, and in line with our existing commitment

to fair pay and diversity,

equity and inclusion, we

took great care to support

fairness and
equity across the

organization,

with a focus

on like-for-like outcomes

for comparable

roles and performance

across the
Group. Overall,

this further supports our sustainable

high performance culture and reflects

our well-established approach
to pay

for performance.

As the

integration

progresses,

we may

consider further

adjustments

in the

future

to support
near-term targets and progress toward the completion of

the integration.
Before making its final proposal

to the BoD, the Compensation Committee

considers the Group CEO’s proposals and

can
apply a positive or negative adjustment to the performance

award pool.

›
Refer to “2023 Group performance outcomes” in the “Group

compensation” section of this report
›
Refer to the “Group performance” section of this report for

more information about our results

Advisory vote |

Corporate governance and compensation

| Compensation

240
Compensation for GEB members
GEB compensation framework
In 2023, the Compensation

Committee reviewed the

GEB compensation framework and

concluded that it remains

well
suited to

support the

alignment of

compensation with

the execution

of our strategy,

sustainable performance

and the
delivery of

our integration

goals. The

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

241
Pay-for-performance safeguards for GEB members
Performance

award caps
–
Cap on the total GEB performance award pool

(2.5% of profit before tax)
1
–
Caps on individual performance awards (for the

Group CEO capped at five times the annual fixed compensation rate and at seven times
for

the other GEB members). Going forward, the

GEB, including the Group CEO, will be subject to

a cap of seven times their annual fixed
compensation rate.
– Cap of 20% of performance award in cash
Delivery and

deferral
– 80% of performance awards are at risk of forfeiture
–
Long-term deferral over five years (or longer

for certain regulated GEB members)
– Alignment with shareholders (through the LTIP) and bondholders (through the DCCP)
–
Final payout of equity-based LTIP award (50% of performance award) subject to absolute and relative performance conditions (three-
year performance period)
Contract
terms
– No severance terms
– Notice period between six and twelve months
Other
safeguards
– Share ownership requirements
– No hedging allowed
–
GEB variable compensation subject to clawback

in line with US regulatory requirements
1

The Compensation Committee may consider adjustments to profit for items that are not reflective of underlying performance including integration items.
Effective 2 October

2023, we have

implemented a clawback

policy for current

and former

GEB members based

on the
US Securities

and Exchange

Commission (SEC)

requirement

for listed

companies on

US national

securities exchanges

/
associations.

This

clawback

policy

is

applied

if

UBS

is

required

to

prepare

an

accounting

restatement

of

financial
statements

due to

material

non-compliance

with

financial

reporting

requirements.

In

that

event,

UBS

would

consider
recovering the amount

of variable compensation

that exceeds the

amount that would

have been determined

based on
the restated financial

statements (the final

amount will be

determined at the

discretion of the

Compensation Committee).
GEB share ownership requirements
To

align the interests of GEB

members with those of our

shareholders and to demonstrate

personal commitment to the
firm, we require

all GEB members

including the Group

CEO to hold a

substantial number of

UBS shares. GEB

members
must reach their minimum shareholding requirements

within five years from their appointment and retain

it throughout
their tenure. The total number of UBS shares held by a GEB member consists of any vested or unvested shares,

including
privately held

shares. At

the end

of 2023,

all GEB

members met

their share

ownership requirements,

except for

those
appointed within the last three years,

who still have time to build up and meet the required

share ownership.
As of 31 December 2023, our GEB members held shares

with an aggregate value of approximately USD 388m.

Share ownership requirements
Group CEO min. 1,000,000 shares
Must be built up within five years from their appointment

and retained throughout
their tenure
Other GEB members min. 500,000 shares
GEB base salary and role-based allowance
Each GEB member

receives a fixed

base salary, which

is reviewed

annually by the

Compensation Committee.

The 2023
annual

base

salary

for

the

Group

CEO

role

was

CHF 2.5m

and

has

remained

unchanged

since

2011.

The

other

GEB
members each received a base salary of CHF 1.5m (or local

currency equivalent), also unchanged since 2011.
Regarding

the

fixed

compensation

of

the

former

members

of

the

Credit

Suisse

Executive

Board

(the

ExB),

after

the
acquisition

and

considering

the

change

in

roles

of

former

ExB

members,

we

have

reduced

their

fixed

compensation
following their

contractual notice

period to align

with UBS

fixed compensation

levels for

below Group

Executive Board
(GEB) employees. For the former CEO of Credit Suisse

Group AG, who became a GEB member after

the acquisition, the
fixed compensation was also reduced to align with UBS fixed

compensation levels for other GEB members.
Over the

course of

2023, two

GEB members

held a

UK Senior

Management Function

(an SMF)

role for

one of

our UK
entities and one

GEB member was

identified as a

UK-regulated Material Risk

Taker (an MRT).

In addition to

base salary,
a role-based allowance was part of their fixed compensation.
At the Annual General

Meeting (the AGM),

the shareholders are

asked to approve

the maximum aggregate

amount of
fixed compensation for GEB members for the following financial year.

›
Refer to the “Supplemental information” section of this

report for more information about MRTs and SMFs
›
Refer to the “Say-on-pay” section of this report for

more information about the AGM vote on fixed compensation

for the GEB

Advisory vote |

Corporate governance and compensation

| Compensation

242
Caps on the GEB performance award pool
The size of

the GEB performance award

pool may not

exceed 2.5% of

the Group’s profit before tax.

This limits the overall
GEB compensation based on

the firm’s profitability.

For 2023, the total

GEB performance award

pool was CHF 108.3m
and below the 2.5% cap, when

applying profit before tax on an adjusted basis to

exclude both the positive and negative
one-time financial

impacts of

the Credit

Suisse acquisition

(as explained

in the

2023 key

compensation themes

section
of this

report). These

adjustments from

reported results

reflect the

rigorous internal

review as

well as

the judgment

of
the Compensation Committee.
In

line

with

the

individual

compensation

caps

on

the

proportion

of

fixed

pay

to

variable

pay

for

all

GEB

members
(introduced in 2013), the

Group CEO’s granted

performance award

(at communicated value) is

capped at five times

his
annual

fixed

compensation

rate.

Granted

performance

awards

(at

communicated

value)

of

other

GEB

members

are
capped at

seven times

their annual

fixed compensation

rate.

For 2023,

performance

awards (at

communicated

value)
granted to

all GEB

members including

the Group

CEO were,

on average,

3.8 times

their fixed

compensation (in

Swiss
franc terms, excluding one-time replacement

awards, benefits and contributions to

retirement plans). Going forward, the
GEB, including the Group CEO, will be subject to a cap of

seven times their annual fixed compensation rate.
›
Refer to “Performance award pool funding”

in the “Compensation philosophy and governance”

section of this report for more
information
GEB employment contracts
GEB members’ employment contracts

do not include severance

terms and are subject

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

group composition.
The table below presents the composition of our peer group as approved by the Compensation Committee for the 2023 performance year.
Bank of America HSBC
Barclays JPMorgan Chase
BlackRock Julius Baer
BNP Paribas Morgan Stanley
Citigroup Standard Chartered
Deutsche Bank State Street
Goldman Sachs

Advisory vote |

Corporate governance and compensation

| Compensation

243
GEB performance assessments
We

assess

each

GEB

member’s

performance

against

a

set

of

Group

financial

targets,

non-financial

objectives

and
Behaviors. For 2023,

we revised the non-financial objectives

to increase focus on

the integration. Specifically, we updated
and consolidated

the categories

to focus

on delivering

integration-

and strategy-related

initiatives, client

centricity,

risk
and

regulatory,

environmental

and

sustainability,

and

people-

and

governance-related

objectives.

This

approach
continues to foster a

focus on GEB priorities,

including delivering the integration objectives and

the success of the

Group,
and promotes strong individual accountability

.
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

244
Overview of performance assessment measures
We

apply

a

range

of

quantitative

measures

to

assess

GEB

member

performance

against

financial

and

non-financial
objectives,

while

Behaviors

are

assessed

qualitatively.

The

table

below

provides

a

summary

of

the

main

metrics

and
measures used for 2023.
Financial measures
(60%)
– Group profit before tax
– Group cost / income ratio
– Group return on CET1 capital
Non-
financial
measures
(30%)
Integration and Strategy – Progress on Group strategic and integration priorities
–
Delivery on division- / function-specific strategic

programs and initiatives
Clients – Foster delivery of the whole firm to our clients
– Promoting collaboration across the combined organization
– Delivery on specific key client initiatives
Risk and Regulatory – Operating within risk appetite
– Progress on delivering on risk initiatives and regulatory commitments
Environmental and
Sustainability
–
Refer to the “Planet” and “Partnership”

sections in the ”Our aspirational goals and progress”

table in
the ”Environmental, Social and Governance considerations”

section of this report
People and Governance –
Progress toward meeting 2025 ambitions

for female representation and for ethnic minority
representation (as per ESG disclosure)
– People development, mobility, turnover and succession plan metrics
–
Employee listening / sentiment results and feedback

on engagement and culture
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

Advisory vote |

Corporate governance and compensation

| Compensation

245
2023 performance for the Group CEO
The

performance

award

for

the

Group

CEO

is

based

on

the

achievement

of

financial

performance

targets

and

non-
financial objectives and Behaviors, as described earlier in this section.
These objectives were set to reflect the strategic priorities determined by the Chairman and the BoD.
›
Refer to “GEB compensation framework”

in this section of this report for more information
Performance assessment for the Group CEO
Sergio

Ermotti joined

UBS on

1 April

2023 and

took on

accountability

as Group

CEO on

5 April

2023. The

Board of

Directors
(the BoD)

recognizes

Mr. Ermotti’s

excellent

performance

in a

defining

year in

UBS’s history

and strong

progress

in delivering
on

integration priorities.

He

was

instrumental in

quickly

stabilizing the

client

franchise,

managing

risks,

and

bringing
operational stability

to

Credit Suisse

after the

announcement of

the

acquisition. He

successfully led

the

closing of

the
transaction in three months, the early

repayment of the Public Liquidity Backstop

and Emergency Liquidity Assistance

Plus
and the

termination

of the Loss

Protection

Agreement.

His vision,

drive and

ambition for

this transaction

have resulted

in an
ambitious

integration

plan.

Throughout

the year,

Mr. Ermotti

was an

extremely

effective

ambassador

internally

and externally
for the combined

firm and the significant

value we can

deliver in the

future for all

our stakeholders.
While the

2023 financial

results were

impacted by

the acquisition

of

the

Credit Suisse

Group, we

achieved underlying
profitability

following the

closing of the

acquisition and

maintained the

Group’s strong

capital position

with both the CET1
capital ratio

and the CET1

leverage ratio

in excess of

our guidance.

Our capital strength

enabled us

to buy back USD

1.3bn
of shares in

2023 and to propose

to the shareholders

a dividend of USD

0.70 per share,

a 27% increase

year-on-year.
The

BoD also

acknowledges

that

Mr. Ermotti

was

a

role model

in promoting

client

centricity.

He personally

remained
engaged with clients and focused the organization on serving clients and putting them at the heart of everything we do.
This resulted in strong momentum with our clients as evidenced by positive net new money and net new deposits across
Global Wealth Management and Personal & Corporate Banking

since the closing of the acquisition in 2023.
Further,

Mr.

Ermotti

set

a

clear

tone

from

the

top

on

risk

culture

and

risk

management.

He

demonstrated

a

strong
oversight on

risk remediation

items including

addressing those

resulting from

the integration,

challenged appropriately
and kept the Group focused on adhering to our well

-established risk management and control principles.
Mr. Ermotti

swiftly and

successfully re-composed the

Group Executive

Board (the

GEB) to

effectively manage

the ambitious
integration

targets.

He

also

took

decisive

action

to

stabilize

the

organization

on

the

people

side

and

to

focus

on
maintaining operational

stability, protecting

the client

franchise and

managing risks.

In addition,

Mr. Ermotti

made it

a
priority

to

drive

cultural

aspects

into

the

combined

organization

by

personally

championing

the

Three

Keys

culture
program. He also continued to successfully progress on the Group’s sustainability strategy with its key focus areas Planet
(including

net

zero

commitments),

People

(including

progress

on

diversity,

equity

and

inclusion

ambitions)

and
Partnerships.
As explained above, the

Compensation Committee made

certain adjustments to the

financial results used to

determine
the Group CEO performance award for 2023. If

the Compensation Committee had not made these adjustments but had applied reported

UBS Group AG

financial results,

i.e., including all

acquisition-related effects,

the achievement

level for
the Group PBT

and RoCET1 performance

measures would have

been 100% and

the weighted

assessment score across
all financial

performance measures would

have been

higher. This

would not have

been representative of

the achievements
versus the targets defined for the 2023 performance year prior to the acquisition.
The table below illustrates the assessment criteria used to evaluate the achievements of Mr. Ermotti in 2023.
Financial performance
Weight Performance
measures
2023 Results Achieve-
ment
1
Weighted
assess-
ment
2023 commentary
UBS Group
(underlying)
UBS AG
consolidated
(reported)
20% Group PBT USD 4.0bn USD 4.5bn 79% 16% – Profit before tax declined and was below target as higher operating expenses more than offset higher revenues,
primarily due to the operating loss incurred by

Credit Suisse
entities.
20% Group C/I ratio 87.2% 86.2% 92%
2
18% – The cost / income ratio increased and was below its
performance target as higher operating expenses

was only
partly offset by an increase in total revenues.
20% RoCET1 4.2% 7.6% 78% 16% –
RoCET1 declined and was below its performance

target,
reflecting lower net profit due to operating loss incurred by
Credit Suisse entities and higher average CET1

capital.
1

Achievement score capped at 100% and based

on UBS sub-group (reported) results adjusted

for integration-related effects (as explained

above).

2

For the assessment of the cost

/ income ratio, the
percentage change of result versus plan is subtracted from the maximum achievement level (100%).

Advisory vote |

Corporate governance and compensation

| Compensation

246
Performance assessment for the Group CEO (continued)

Non-financial performance and Behaviors
Weight Performance
measures
Achieve-
ment
Weighted

assess-
ment
2023 commentary
30%
Non-financial
objectives
(Integration and
Strategy,

Clients, Risk and
Regulatory,
Environmental
and
Sustainability,
People and
Governance)
Excellent
contribution
27%
The evaluation of each non-financial objective

considers quantitative metrics that are assessed
against internal targets / plan.
–
Stabilized Credit Suisse, completed closure of the transaction in three months, defined a
detailed integration plan and developed a comprehensive

strategic plan for the next three
years.
–
Delivered early voluntary termination of the Loss

Protection Agreement and the Public
Liquidity Backstop, repaid the Credit Suisse Emergency

Liquidity Assistance Plus loan.
–
Achieved underlying profitability following closing of

the acquisition, maintained a balance
sheet for all seasons and strong capital position.
–
Prioritized personal engagement with clients

to support stabilizing the client franchise,
building trust and confidence in the combined

firm.
–
Promoted a strong risk management and control culture across the combined organization,
remained focused on risk remediation and made progress with the litigation portfolio.
–
Effectively re-composed the GEB and managed leadership

transitions, supported strong
Group-wide senior leader succession and talent pipeline.
–
Championed the Three Keys Culture program to support

a successful long-term integration
of Credit Suisse.
–
Made progress on group diversity, equity and inclusion ambitions.

See ESG metrics and progress in separate table in this

report.
10%
Behaviors
(Accountability
with integrity,
Collaboration,
Innovation)
Exemplary
behavior
10%
The assessment of the Behavior objectives is qualitative

and has resulted in the following
summary assessment.
–
Acted as a role model for the UBS behaviors. Led

by example and demonstrated exemplary
accountability, decisiveness and determination to achieve strong and sustainable short- and
long-term results.

–
Strengthened collaboration across the combined organization

to focus on client needs,
stabilize the franchise and progress with the ambitious

integration targets.
–
Continuously challenged the organization

to think differently about the business evolution,
accelerated the process of moving Artificial Intelligence

technology from experimentation to
implementation.
Total weighted assessment
(maximum 100%)
87%
The

BoD

approved

the

proposal

by

the

Compensation

Committee

to

grant

Mr.

Ermotti

a

performance

award

of
CHF 12.25m,

resulting

in

a

total

compensation

for

2023

of

CHF 14.1m

(excluding

benefits

and

contributions

to

his
retirement benefit plan).
Aligned with

the GEB

compensation framework, the

Group CEO’s

performance award will

be delivered

20% (CHF 2.45m)
in cash and the remaining 80%

(CHF 9.8m) subject to deferral and forfeiture provisions, as well as meeting performance conditions over the next five years.

Advisory vote |

Corporate governance and compensation

| Compensation

247
2023 total compensation for the GEB members
At the 2024 AGM, shareholders

will vote on the

aggregate 2023 total variable compensation for

the GEB in Swiss francs.
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
1
For the
year Base salary
Contribution
to retirement
benefit plans Benefits
2
Total fixed
compensa-
tion Cash
3
Performance
award
under LTIP
4
Performance
award
under
DCCP
5
Total
variable
compensa-
tion
Total fixed
and vari-
able com-
pensation
6
Total fixed
compensa-
tion
Total
variable
compensa-
tion
Total fixed
and vari-
able com-
pensation
6
Highest Paid Executive (for 2023 Sergio

Ermotti and for 2022 Ralph Hamers

excluding replacement awards)
7
2023 1,875,000 186,240 84,078 2,145,317 2,450,000 6,125,000 3,675,000 12,250,000 14,395,317 2,368,204 13,522,709 15,890,913
2022 2,500,000 242,239 198,378 2,940,617 1,940,000 4,850,000 2,910,000 9,700,000 12,640,617
Aggregate of all GEB members (excluding replacement

awards)
7,8,9,10,11,12
2023 28,677,051 2,120,421 1,238,708 32,036,180 21,398,036 54,305,166 32,583,098 108,286,300 140,322,480 35,364,567 119,536,663 154,901,230
2022 23,318,410 1,796,872 693,473 25,808,756 16,220,000 40,550,000 24,330,000 81,100,000 106,908,756
1 Swiss franc amounts have been translated into US dollars

for reference at the 2023 performance award currency exchange rate of

CHF / USD 1.10389.

2 All benefits are valued at market price.

3 For GEB members
who are also MRTs or SMFs, the cash portion includes blocked shares.

4 LTIP awards for performance year 2023 were awarded

at a value of 50.00% of maximum which reflects our best estimate of the value of the award. The maximum number

of shares is determined by

dividing the awarded amount

by the estimated value

of the award at grant,

divided by CHF 24.435

or USD 27.936, the average

closing price of UBS shares
over the last ten trading days leading

up to and including the award

date in February.

5 The amounts reflect the

amount of the notional additional tier

1 (AT1) capital instrument excluding

future notional interest.

6 Excludes the portion related to the

legally required employer’s social security contributions for 2023 and 2022, which are estimated at grant at CHF 7,291,554 and CHF 4,675,424,

respectively, of which CHF 897,679
and CHF 841,402,

respectively, are

for the highest-paid

GEB member (excluding

replacement awards).

The legally

required employees’ social

security contributions are

included in the

amounts shown in

the table
above, as appropriate.

7 The 2022 total compensation of Sarah

Youngwood, the former Group CFO,

including both the one-time replacement awards of

her compensation forfeited upon joining UBS as well as

her
compensation for the 2022 performance year,

amounts to a total of CHF 13,475,863

(which makes her the highest paid executive

for 2022 including replacement awards).

8 As stated in “Group Executive Board”
in the “Corporate governance”

section of this report,

16 GEB members were

in office on 31

December 2023 and twelve

GEB members were in

office on 31 December

2022.

9 Includes compensation paid

under
employment contracts during notice periods for

GEB members who stepped down during the

respective years.

10 Includes compensation for newly appointed

GEB members for their time in office

as GEB members
during the respective years.

11 Base salary may include role-based allowances in line with market practice in response to regulatory requirements.

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
To illustrate the

effect of our

long-term deferral

approach, which has

been in place

since 2012, we

disclose the annual
realized compensation of Mr. Ermotti,

including a comparison with his total awarded compensation.
Total

realized compensation vs awarded compensation for Sergio Ermotti
CHF Realized Awarded
For the year Base salary Cash award
2
Performance
award under
equity plans
2
Performance
award under
DCCP
2
Total realized
fixed and variable

compensation
Total awarded
fixed and variable
compensation
3
2023
1

1,875,000

0

0

0

1,875,000

14,125,000
1 Includes compensation for 9 months as Sergio Ermotti joined UBS in April 2023.

2 Excludes dividend / interest payments.

3 Excludes contributions to retirement benefit plans and benefits. Includes social security contributions paid by Sergio Ermotti but excludes the portion related to the legally required social security contributions paid by UBS.

Advisory vote |

Corporate governance and compensation

| Compensation

248
Group compensation
Compensation elements for all employees
All elements

of pay

are

considered

when making

our compensation

decisions.

We

regularly review

our principles

and
compensation

framework

in

order

to

remain

competitive

and

aligned

with

stakeholders’

interests.

In

2023,

our
compensation

framework

remained

broadly

unchanged.

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
and overall responsibility.
In addition to base salary,

and as part of fixed

compensation, some employees

may receive a role-based allowance.

This
allowance

is

a

shift

in

the

compensation

mix

between

fixed

and

variable

compensation,

not

an

increase

in

total
compensation. It

reflects the

market value

of a

specific role and

is fixed,

non-forfeitable compensation.

Unlike salary,

a
role-based allowance is

paid only if

the employee is

in a

specific role.

Similar to previous

years, 2023 role-based

allowances
consisted of a cash portion and, where applicable, a blocked

UBS share award.
Pensions and benefits
We

provide

access

to

a

range

of

benefit

plans,

such

as

retirement

benefits

and

health

insurance,

aiming

to

provide
financial protection in

case of significant

life events,

and support

our employees’

well-being and

diverse needs. Retirement
and other benefits are set in the context of local

market practice and regularly reviewed

for competitiveness.

Pension plan

rules in

any one

location are

generally the

same for

all employees

in similar

circumstances, including

GEB
members and other management. Under

the Switzerland Pension Fund rules

of UBS legal entities,

there are no enhanced
or supplementary

pension contributions

for the

GEB. The

CEO of

Credit Suisse

AG, who

became a

GEB member

after
the legal close of the acquisition, participates in the Switzerland

Pension Fund for Credit Suisse legal entities.
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

firm.
In

addition

to

the

firm’s

Pillars

and

Principles,

Behaviors

related

to

Accountability

with

integrity,

Collaboration

and
Innovation are

part of

the performance

management

approach. Therefore,

when assessing

performance,

we consider
not only what was achieved but also how it was achieved

.
Our deferred compensation plans
Underlining

our emphasis

on sustainable

performance

and risk

management,

and our

focus on

achieving

our growth
ambitions, we

deliver part

of our employees’

annual variable

compensation through

deferred compensation

plans.

We
believe that

our approach,

with a

single incentive

decision and

mandatory deferral

framework,

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

non-regulated

employees is

4.4 years

for GEB

members,

3.8 years

for MDs

receiving LTIP

and 3.5

years for
other

employees.

Additionally,

from

time

to

time,

we

may

utilize

alternative

deferred

compensation

arrangements

to
remain competitive in specific business areas.

Advisory vote |

Corporate governance and compensation

| Compensation

249
To further promote sustainable performance, all of our

deferred compensation plans include employment conditions and malus conditions. These enable the firm to reduce or fully forfeit unvested deferred awards under certain circumstances,
pursuant to performance and harmful acts provisions. In addition, forfeiture is triggered in cases where employment has
been terminated for cause.
Upon vesting of

the notional share

awards, we fulfill

our share delivery

obligations by delivering

treasury shares purchased
in the market.
›
Refer to “Note 28 Employee benefits: variable

compensation” in the “Consolidated financial statements”

section of this report for
more information
›
Refer to the “Supplemental information” section of this

report for more information about MRTs and SMFs

Long-Term Incentive Plan
The Long-Term

Incentive Plan

(the LTIP

)

granted for

2023 performance

is a

mandatory deferral

plan for

GEB members
and Managing

Directors (MDs)

reporting to

the GEB

and their

direct reports

at MD

level.
1

These senior

leaders receive
the equity portion of their 2023 performance award in LTIP to support delivering on our ambitious integration goals and business / financial targets. This

further mitigates the need for a distinct

integration award typical for a transaction of this
nature. For the

2023 performance year

,

we awarded the

LTIP

to 18 GEB members

and 940 MDs in

office during

2023,
at

a

value

of

50.0%

of

the

maximum,

to

further

align

the

maximum

opportunity

with

the

stretching

nature

of

our
financial ambitions.

The

performance

metrics

of

the

share-based

LTIP

awards

are

average

reported

return

on

CET1

capital

(RoCET1)

and
relative total shareholder

return (rTSR)

over a three-year

performance period

starting on 1 January

in the year

of grant.
Performance outcomes and actual payout levels will be disclosed at the end of the performance period.
The three-year average

reported RoCET1 metric (50%

weighting) with a

performance range of

5% to 10% reflects

the
impact of the acquisition and our ambitious integration objectives, as well as the communicated financial ambitions over the cycle:
–
the maximum reported RoCET1 of 10% corresponds with a

100% payout aligned with our stretch target;
–
the minimum reported RoCET1 of 5% corresponds with a 33% payout aligned with sustainable results in the context
of the integration; and
–
the linear

payout between the

threshold and

maximum levels

supports our

focus on

delivering sustainable performance
without encouraging excessive risk-taking.

The rTSR performance metric

(50% weighting) over the

three-year period further aligns the

interests of employees with
those

of

shareholders.

This

metric

compares

the

total

shareholder

return

(the

TSR)

of

UBS

with

the

TSR

of

an

index
consisting of listed Global Systemically Important Banks (G-SIBs):
–
the maximum payout outcome is reached when

rTSR is 25 percentage points or more above the index,

to mitigate the
potential for excessive risk-taking;

–
there is zero payout if rTSR is 25 percentage points

or more below the index; and
–
the linear payout between the threshold and maximum levels further supports appropriate risk-taking
This

G-SIBs

index

is

independently

determined

by

the

Financial

Stability

Board

(excluding

the

UBS

Group),

our

index
includes

all

publicly

traded

G-SIBs

and

reflects

companies

with

a

comparable

risk

profile

and

impact

on

the

global
economy. The index is equally weighted, calculated in Swiss francs and maintained by an independent index provider, so as to ensure independence of the TSR calculation.
1
Excluding MDs in Asset Management Investment Areas who will continue to receive the Fund Ownership Plan (FOP) instead of the LTIP

Advisory vote |

Corporate governance and compensation

| Compensation

250
G-SIBs that are listed companies
1
Agricultural Bank of China Goldman Sachs Santander
Bank of America Groupe Crédit Agricole Société Générale
Bank of China HSBC Standard Chartered
Bank of Communications ICBC State Street
Bank of New York Mellon ING Sumitomo Mitsui FG
Barclays JPMorgan Chase Toronto-Dominion
BNP Paribas Mitsubishi UFJ FG Wells Fargo
China Construction Bank Mizuho FG
Citigroup Morgan Stanley
Deutsche Bank Royal Bank of Canada
1

As of November 2023. Excludes the UBS Group.
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

3, 4 and 5 after grant) and will

cliff-vest for other award recipients
after the performance period (i.e., year three after

grant), although longer deferral periods may apply for

regulated GEB
and other regulated employees.
LTIP payout illustration
– The final number of notional
shares vesting will vary based on
the achievement versus the
performance metrics.
– Linear payout between threshold
and maximum performance.
– Achievement levels are a
percentage of the maximum
opportunity of the LTIP and
cannot exceed 100%.
– Full forfeiture for performance
below the predefined threshold
levels.
– UK Senior Management Function
holders (SMFs) and UK Material
Risk Takers (UK MRTs)

are subject
to an additional non-financial
metric based on a conduct
assessment with a potential
downward adjustment of up to
100% of the entire award.
Performance metric: average RoCET1 (50% of award)
Below threshold (<5%)
Threshold (5%) up to
maximum (<10%)
Maximum and above (>10%)
Full forfeiture
(payout 0%)
Partial vest
(payout between 33% and <100%)
Full vest
(payout 100%)
Performance metric
: rTSR vs G-SIBs index (50% of award)
Below threshold (<–25 ppts)
Threshold (–25 ppts) up to

maximum (+25 ppts)
Maximum and above (>+25 ppts)
Full forfeiture
(payout 0%)
Partial vest
(payout between 33% and <100%)
Full vest
(payout 100%)
Performance achievement of the 2020 LTIP granted in

2021
The 2020 LTIP was

granted in 2021 (for

2020 performance) at

a fair value of

65.9% of a maximum

of 100%. The final
performance

achieved is

92.55% of

a maximum

of 100%.

This achievement

reflects the

outcome of

the two

equally
weighted performance metrics,

RoCET1 and rTSR,

both measured over

the three-year performance period

from 1 January
2021 to 31 December 2023. The achievement

level of this 2020 LTIP award (granted in

2021) applies to 13 current GEB
members and 68 other plan participants.
We achieved

a three-year

average RoCET1

performance of

15.3% against

the performance

range of

6% to 18%,

and
an rTSR performance of +75.36 percentage points versus

the index of listed G-SIBs.

As explained above, the

Compensation Committee made

certain adjustments to the

financial results used to

determine
the 2020

LTIP achievement

level. As

noted, if

the Compensation

Committee had

not made

these adjustments

but had
applied reported

UBS Group AG

financial results,

i.e., including all

acquisition-related effects,

the achievement

level for
the RoCET1 metric would have been 100%.
For GEB members, the first of the three equal installments of the 2020 LTIP vests on 28 March 2024 and the second and third installments will vest

in March 2025 and

2026; while for

selected senior management,

the 2020 LTIP cliff

vests on
28 March 2024 (later dates may apply for regulated employees).

Advisory vote |

Corporate governance and compensation

| Compensation

251
Equity Ownership Plan / Fund Ownership Plan
The

Equity

Ownership

Plan

(the

EOP)

is

the

deferred

compensation

plan

for

employees

that

are

subject

to

deferral
requirements

but

do

not

receive

LTIP

awards.

For

the

2023

performance

year,

we

granted

EOP

awards

to

4,661
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

For the 2023 performance year, we granted

DCCP
awards to 5,562 employees.
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
DCCP awards vest in full after five years (longer deferral periods may apply for regulated employees). DCCP awards bear notional

interest

paid

annually

(except

as

limited

by

regulation

for

MRTs),

subject

to

review

and

confirmation

by

the
Compensation

Committee.

The

notional interest

rate

for grants

in 2024

was

4.6%

for

awards

denominated

in

Swiss
francs and

8.3% for

awards denominated

in US

dollars. These

interest rates

are based

on the

current market

rates for
similar AT1 capital instruments issued by the UBS Group.
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
Over the last five years, USD 1.97bn of DCCP awards have

been issued, contributing to the Group’s total loss-absorbing capacity (TLAC). Therefore, DCCP awards not only support competitive pay but also provide a loss absorption buffer that protects the

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

Advisory vote |

Corporate governance and compensation

| Compensation

252
Contribution of the Deferred Contingent Capital Plan to our loss-absorbing capacity
1
USD m, except where indicated 31.12.23 31.12.22
Deferred Contingent Capital Plan (DCCP), eligible

as high-trigger loss-absorbing additional

tier 1 capital
1,935 1,794
DCCP contribution to the total loss-absorbing capacity

ratio (%)
0.4 0.6
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
–
on

a

limited

basis,

guarantees

that

may

be

required

to

attract

individuals

with

certain

skills

and

experience,

these
awards are fixed incentives subject to our standard deferral rules and limited to the first full year of employment;
–
awards

granted to

employees hired

late in

the year

to replace

performance awards

that they

would have

earned at
their previous employer

but have foregone

by joining UBS, these

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
To

support

operational

stability,

manage

risks

and

protect

the

client

franchise,

we

have

deployed

specific

additional
measures. Retention awards

were delivered in

both deferred cash

and deferred equity

awards. Furthermore, to

support
our client win-back strategy and promote

client growth, we also introduced

a client acquisition and retention

award for
certain producers, which

is fully deferred

and the final

value is linked

to the retention

of client assets.

Retention efforts
were targeted

and limited to

certain client roles

and critical roles

necessary to

support operational

stability. Overall, the
amounts of

USD 736m are

modest by

industry standards

for an

integration of

this magnitude.

These retention

awards
account for 3% of our total personnel expenses recognized

in 2023.
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

nature of
the replacement and

to confirm that these

awards do not represent

sign-on payments (i.e., there

are no “golden hellos”).
Based on a

thorough review of

available documentation, we aim

to mirror the

type, conditions and

timing of the

forfeited
compensation,

based

on

actual

facts

and

circumstances.

Replacement

awards

can

include

cash

payments

and

/

or
deferred awards,

including EOP share

awards and DCCP

awards. Where payments

are made in

cash, there is typically

a
clawback period if

the employee leaves

UBS voluntarily within

12 months of the

start of employment.

The replacement
awards do not exceed the

commercial or fair value

of the compensation actually

forfeited by the individual

and, in case
of GEB members, are

disclosed transparently. The total

2023 forfeitures of USD

1,903m of previously awarded

deferred
compensation offset the 2023 total sign-on payments, replace ment payments and guarantees of USD 216m.

Advisory vote |

Corporate governance and compensation

| Compensation

253
Sign-on payments, replacement payments, guarantees and severance payments
Total 2023
of which: non-deferred
cash
of which: deferred
compensation
awards Total 2022 Number of beneficiaries
USD m, except where indicated 2023 2022
Total sign-on payments
1

0

0

0

0

0

1
of which: Key Risk Takers
2

0

0

0

0

0

0
Total replacement payments
3

145

29

116

110

422

452
of which: Key Risk Takers
2

65

9

56

32

34

19
Total guarantees
4

71

32

40

43

39

49
of which: Key Risk Takers
2

51

20

31

26

15

9
Total severance payments
1,5

485

485

0

233

4,389

1,745
of which: Key Risk Takers
2

7

7

0

1

34

8
1 GEB members are

not eligible for sign-on

or severance payments.

Sign-on awards exclude

one-time payments for

junior associate hires into

the Investment Bank. Including

these, the total

sign-on payments are
USD 4m for 2023 and USD 1m for 2022. All one-time payments for junior associate hires are subject to a 12-month clawback condition.

2 Expenses for Key Risk Takers are full-year

amounts for individuals in office
on 31 December 2023. Key Risk Takers as defined by UBS, including all employees with a total compensation exceeding USD / CHF 2.5m

(Highly Paid Employees).

3 No GEB member received a replacement payment
in 2023. In 2022, amounts include replacement payments for two

GEB members. Total amounts include awards granted to employees hired late in the year to replace performance awards that they would have earned
at their previous employers, but have foregone by joining UBS.

4 No GEB member received a guarantee in 2023 or 2022.

5 Includes legally obligated and standard severance payments, as well as payments in lieu of notice.
Forfeitures
1
Total 2023 Total 2022
USD m, except where indicated
Total forfeitures

1,903

188
of which: former GEB members

0

3
of which: Key Risk Takers
2

293

12
1 For notional share awards (excluding Credit Suisse legacy plan awards), forfeitures are calculated as units forfeited during the year, valued at the share price on 31 December 2023

(USD 30.90) for 2023. The 2022
data is valued using the share price on 31 December 2022 (USD 18.67). For LTIP the forfeited units reflect the fair value awarded at grant. For the notional funds awarded to Asset Management employees under the
AM EOP/FOP, this represents the forfeiture credits recognized in 2023 and 2022.

For the DCCP,

the fair value at grant of the forfeited awards during the year is reflected. Credit Suisse legacy awards (including Credit
Suisse notional fund awards)

are calculated using value at

grant and include the explicit

adjustments resulting from the

cancellation and reduction order

issued by the Federal Department of

Finance (FDF) of Switzerland.
The 2022 data excludes Credit Suisse

legacy award forfeitures. All values shown

exclude DCCP interest and CCA

coupon forfeitures. Numbers presented may differ

from the effect on the

income statement in accordance
with IFRS.

2 Key Risk Takers

as defined by UBS, including all employees with a total compensation exceeding

USD / CHF 2.5m (Highly Paid Employees) and excluding former

GEB members who forfeited awards in
2023 or 2022.
Employee share ownership
According

to

available

records

on

employee

shareholdings,

including

unvested

deferred

compensation,

as

of
31 December

2023,

employees

held

at

least

USD 7.9bn

of

UBS

shares

(of

which

approximately

USD 5.3bn

were
unvested), representing approximately

7.4% of our total shares issued.
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

Advisory vote |

Corporate governance and compensation

| Compensation

254
2023 Group performance outcomes
Performance

awards granted

for the 2023

performance year

The “Variable

compensation” table

below shows

the amount

of variable

compensation awarded

to employees

for the
2023 performance year, together with

the number

of beneficiaries for

each type of

award granted. In

the case

of deferred
awards,

the

final

amount

paid

to

an

employee

depends

on

performance

conditions

and

consideration

of

relevant
forfeiture

provisions.

The deferred

share

award

amount is

based on

the market

value of

these awards

on the

date of
grant.

Variable compensation
Expenses recognized
in the IFRS
Accounting
Standards income
statement
Expenses deferred to
future periods
3
Adjustments
3
Total Number of beneficiaries
8
USD m, except where indicated 2023 2022 2023 2022 2023 2022 2023 2022 2023 2022
Non-deferred cash

2,859

2,276

0

0

333
4

(18)
4

3,192

2,259

97,265

59,570
Deferred compensation awards

523

364

777

605

27

58

1,327

1,026

5,489

4,349
of which: Equity Ownership Plan

155

202

263

310

33
5

55
5

452

568

4,177

4,042
of which: Deferred Contingent Capital Plan

180

129

312

245

0

0

493

375

5,448

4,206
of which: Long-Term Incentive Plan

164

11

160

30

(6)
5,6

3
5

318

43

954

14
of which: Fund Ownership Plan

24

21

41

20

0

0

65

41

371

295
Variable compensation – performance award pool

3,382

2,640

777

605

360

40

4,519

3,285

97,290

59,590
Variable compensation – financial advisors
1

3,761

3,799

1,236

1,290

0

0

4,997

5,089

5,804

6,245
Variable compensation – other
2

784

169

384

237

(190)
7

(146)
7

978

260
Total variable compensation

7,927

6,608

2,398

2,131

170

(106)

10,495

8,634
1 Financial

advisor compensation

consists of

cash and

deferred compensation

awards and

is based

on compensable

revenues and

firm tenure

using a

formulaic approach.

It also

includes expenses

related to
compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

2 Consists of retention awards granted to Credit Suisse employees to support the completion of the transaction and the

early phase of the integration,

replacement payments, forfeiture

credits, severance payments,

retention plan payments and interest expense

related to the Deferred Contingent
Capital Plan.

3 Estimates as of 31 December 2023 and 2022. Actual amounts to be expensed in future periods may vary; e.g., due to forfeiture of awards.

4 Includes the 2023 cash bonus liability recognized as
of the date of the acquisition

of Credit Suisse, of

USD 351m, relating to pre-acquisition

service as well as currency

translation adjustments.

5 Represents estimated post-vesting

transfer restriction and permanent
forfeiture discounts.

6 Adjustments for

LTIP include

a difference of USD

53m between the estimated

amount to be expensed

under IFRS 2

and the communicated value

included in the performance

award pool.

7 Included in expenses deferred to future periods is an amount of USD 190m (2022: USD 146m) in interest expense related to the Deferred Contingent Capital Plan. As the amount recognized as performance award represents the present value of the award at the date it is granted to the employee,

this amount is excluded.

8 Excludes awards that are part of Variable compensation – other.
2023 performance award pool and expenses
The performance

award pool,

which includes

performance-based variable

awards for

2023, was

USD 4.5bn, reflecting
an increase of 38% compared with 2022 (or a

reduction of 14% compared with the

pro forma aggregate 2022 pool of
USD 5.3bn

for

the

combined

entities,

which

includes

the

UBS

performance

award

pool,

the

Credit

Suisse

variable
incentive

compensation

pool

and

other

variable

compensation

awards

related

to

the

2022

performance

year).
Performance award expenses for 2023 increased to

USD 4.0bn, mainly reflecting increased performance award expenses accrued in the performance year as a result of the acquisition of the Credit Suisse Group.

The “Performance award pool
and expenses” table below compares the performance

award pool with performance award

expenses.
Performance award pool and expenses
USD m, except where indicated 2023 2022 % change
Performance award pool
1

4,519

3,285

38
of which: expenses deferred to future periods and adjustments
2,3

1,137

645

76
Performance award expenses accrued in the performance year

3,382

2,640

28
Performance award expenses related to prior performance years

604

566

7
Total performance award expenses recognized for the year
4

3,986

3,205

24
1 Excluding employer-paid taxes and social

security.

2 Estimate as of the end of the performance year.

Actual amounts expensed in future periods may vary,

e.g., due to forfeiture of awards.

3 Refer to details in
the preceding "Variable

compensation" table for

more information.

4 Refer to

“Note 28 Employee

benefits: variable

compensation” in

the “Consolidated financial

statements” section of

this report for

more
information

Advisory vote |

Corporate governance and compensation

| Compensation

255
Compensation for the Board of Directors
Chairman of the BoD
Under the

leadership

of the

Chairman,

Colm Kelleher

,

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
with

shareholders

and

stakeholders,

including

clients,

government

officials,

regulators

and

public

organizations.

The
Chairman works closely with the

Group CEO and other GEB members,

providing advice and support when

appropriate,
and

continues

to

strengthen

and

promote

our

culture

through

the

three

keys

to

success:

our

Pillars,

Principles

and
Behaviors.
As an independent

director, the Chairman’s

total compensation for

the period from

Annual General Meeting

(AGM) to
AGM consists of a

fixed fee without any variable

component, which is delivered 50%

in cash and 50%

in shares (blocked
for four years). For the current period, from the 2023 AGM to the 2024 AGM,

his fixed fee was CHF 4.7m and consisted
of a cash payment of CHF 2.35m

and a share component of CHF 2.35m, consisting of

96,173 UBS shares at CHF 24.435
per share. The share

component aligns the Chairman’s pay

with the Group’s long-term performance. The

Chairman does
not receive performance awards, severance payments or pension contributions in addition to his fixed fee, but, given the
full-time nature of his role, he

is eligible for employee conditions

on UBS products and services.

Effective from the 2024
AGM,

we

will

increase

the

Chairman’s

annual

fixed

fee

to

CHF 5.5m,

to

reflect

the

significantly

increased

scope,
responsibility and complexity following the acquisition of

the Credit Suisse Group.
›
Refer to “Board of Directors” in the “Corporate governance”

section of this report for more information about the responsibilities of the Chairman
Vice Chairman of the BoD
As the Vice Chairman of the BoD, Lukas Gähwiler leads the

BoD in the absence of the Chairman and,

together with the
Senior Independent Director, he also

supports the Chairman in all aspects

of corporate governance and oversight

across
the Group.

In particular,

he represents

UBS across

a broad

range of

associations and

industry bodies

in Switzerland.

In
2023, Lukas Gähwiler

took on additional

responsibilities as the

chairman of the

board of Credit

Suisse AG, a

subsidiary
of UBS Group AG.

This nomination is

critical to provide

strong governance and

oversight of the subsidiary,

in a manner
consistent and in

compliance with

UBS Group AG

governance principles,

and also to

facilitate the integration

of Credit
Suisse AG into UBS.

The Vice Chairman’s total

compensation for his

services in the UBS

Group AG Board

for the period from

AGM to AGM
consists of a fixed

fee without any variable

component, which is delivered

50% in cash and

50% in shares (blocked

for
four years). For

the current period,

from the 2023

AGM to the

2024 AGM, his

fixed fee was

CHF 1.5m, excluding benefits
and pension

fund contributions.

The fixed

fee consisted

of a

cash payment

of CHF 0.75m

and a

share component

of
CHF 0.75m, consisting of 30,693 UBS shares at CHF 24.435 per share.

As a non-independent

director, Mr. Gähwiler

is entitled to

pension fund contributions.

Including these, his

total reward
for his service as Vice Chairman for the current period was

CHF 1,881,368.
Serving in a subsidiary board is a substantial increase in the scope, responsibility and complexity of his mandate and was
urgently required to support the merger.

Therefore, Mr. Gähwiler will be entitled to receive

an additional board member
fee

aligned

with

his

role

as

Chairman

of

Credit

Suisse

AG

and

with

other

non-executive

directors

on

the

respective
subsidiary entities. The payment of

this subsidiary board fee is subject

to shareholder approval as part

of an incremental
amount at the 2024 AGM.
The Vice

Chairman’s fee

for his

services in

the Credit

Suisse AG

board for

the period

from AGM

to AGM

consists of

a
fixed fee without any variable component, which is delivered 100% in cash. For the current period, from the 2023 AGM to the 2024 AGM, his total reward for his services as chairman in the Credit Suisse AG board was CHF 1,000,000.
The Vice

Chairman is

not eligible

for performance

awards, severance

terms or

supplementary contributions

to pension
plans. The

pension contributions

and benefits

for the

Vice Chairman,

in his

capacity as

non-independent

director, are
consistent with all UBS employees and aligned with local

market practice.
›
Refer to “Board of Directors” in the “Corporate governance”

section of this report for more information about the responsibilities of the Vice Chairman
›
Refer to “Say-on-pay” section of this report for more information about compensation-related proposals at the AGM 2024

Remuneration framework for UBS Group AG BoD members

CHF	2023 AGM to 2024 AGM	
Annual fixed fees[1]		
Chairman	4,700,000	
Vice Chairman	1,500,000	
Fees for other BoD members[2]		
Fixed base fee	300,000	
Senior Independent Director	150,000	
	Chair	**Member**
Audit Committee	300,000	200,000
Compensation Committee	200,000	100,000
Governance and Nominating Committee		100,000
Corporate Culture and Responsibility Committee		50,000
Risk Committee	350,000	200,000

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

Advisory vote |

Corporate governance and compensation

| Compensation

256
Other BoD members
BoD

members,

except

the

Chairman

and

Vice

Chairman,

receive

fixed

fees

for

their

services

on

the

BoD

and

its
committees. These

fees are

unchanged from

the last

AGM-to-AGM period.

BoD members

do not

receive performance
awards, severance

payments, benefits

or pension

contributions (the

benefit eligibility

of the

Chairman and

that of

the
Vice Chairman are described above).
BoD members other

than the Chairman

and the Vice

Chairman must use

a minimum of

50% of their

fees to purchase
UBS shares, which

are blocked

for four years,

and they may

elect to use

up to 100%

of their fees

to purchase blocked
UBS shares. The number

of shares is calculated

based on the average

closing price of the

10 trading days leading

up to
and including the grant date.
In 2023,

in order

to facilitate

the integration

of Credit

Suisse into

UBS, two

independent BoD

members served

on the
boards of directors of subsidiaries. UBS Group AG Board members who have additional roles on the boards of significant
subsidiary entities

receive respective

fees for

the significant

increase in the

scope, responsibility

and complexity

of their
mandates.

These fees are aligned with other non-executive directors of the respective subsidiary entities. The payment of
these subsidiary board

fees

is subject to shareholder

approval as part

of an incremental

amount at the

2024 AGM. The
total

remuneration

of

other

UBS

Group

AG

members,

including

fees

from

subsidiaries,

is

summarized

in

the
“Remuneration details and additional information for BoD members”

table below.
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

Advisory vote |

Corporate governance and compensation

| Compensation

257
Audited |
Remuneration details and additional information for BoD members
Period 2023 AGM to 2024 AGM
CHF, except where indicated
Name, function
1
Audit Committee Compensation Committee Corporate Culture and Responsibility Committee Governance and Nominating Committee Risk
Committee
Base fee
Committee
fee(s)
Additional
payments
2
Benefits
3
Total
4
Share
percentage
5
Number of
shares
6,7
Subsidiary
entity board
fees
8
Total
including
subsidiary
fees

Colm Kelleher,

Chairman
9
C C

4,700,000

12,830

4,712,830

50

96,173

4,712,830
Lukas Gähwiler, Vice
Chairman
9
M M

1,500,000

381,368

1,881,368

50

30,693

1,000,000

2,881,368
Jeremy Anderson, Senior
Independent Director
C M

300,000

400,000

150,000

850,000

100

26,624

893,215

1,743,215
Claudia Böckstiegel, member M

300,000

50,000

350,000

50

7,161

350,000
William C. Dudley, member M M

300,000

250,000

550,000

50

11,254

550,000
Patrick Firmenich, member M M

300,000

250,000

550,000

100

16,672

550,000
Fred Hu, member M

300,000

100,000

400,000

100

12,105

400,000
Mark Hughes, member M C

300,000

400,000

700,000

50

14,323

795,677

1,495,677
Nathalie Rachou, member M M

300,000

300,000

600,000

50

12,277

600,000
Julie G. Richardson, member C M

300,000

400,000

700,000

50

14,323

700,000
Dieter Wemmer, member M M

300,000

300,000

600,000

100

23,549

600,000
Jeanette Wong, member
M M

300,000

300,000

600,000

100

18,194

600,000
Aggregate of all BoD members 2023/2024 12,494,198 15,183,090
Aggregate of all BoD members 2023/2024 in USD (for reference)
10 13,792,316 16,760,560
Period 2022 AGM to 2023 AGM
CHF, except where indicated
Name, function
1
Audit
Committee
Compensation Committee Corporate Culture and Responsibility Committee Governance and Nominating Committee Risk Committee
Base fee
Committee
fee(s)
Additional
payments
2
Benefits
3
Total
4
Share
percentage
5
Number of
shares
6,7
Subsidiary
entity board
fees
Total
including
subsidiary
fees

Colm Kelleher,

Chairman
9
C C

4,700,000

86,494

4,786,494

50

116,961
Lukas Gähwiler, Vice
Chairman
9

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

office on 31 December 2023 and on

31 December 2022.

2 These payments are associated with the

Senior Independent Director role.

3 For the period from the 2023

AGM to the
2024 AGM, benefits

amount is an estimate.

For the Vice

Chairman, the benefits

include the portion

related to UBS’s

contribution to the

statutory pension scheme.

4 Excludes UBS’s

portion related to

the legally
required social security contributions, which for the period from the 2023 AGM to the 2024 AGM (including the Chairman, Vice Chairman and UBS Group

AG members with a role in subsidiaries) is estimated at grant at CHF 1,000,000 and which for the period from the 2022 AGM to the 2023 AGM was estimated at grant at CHF 731,329. The legally required social security contributions paid by the independent BoD members are included in the amounts shown in this table, as appropriate.

5 For the Chairman and Vice Chairman, fees are paid 50% in cash and 50% in blocked UBS shares. Other BoD members must use a minimum of 50% of
their fees to purchase UBS shares, which are blocked for four years.

6 For 2023, UBS shares were valued at CHF 24.435 (average closing price of UBS shares over the last 10 trading days leading up to and including the grant date). For 2022, UBS shares were valued at CHF 20.092 (average closing price of UBS shares over the last 10 trading days leading up to and including the grant date). These shares are blocked for four years.

7 Number of shares is reduced in case of the 100% election to deduct legally required contributions. All remuneration payments are,

where applicable, subject to social security contributions and

/ or withholding tax.

8 The payment of the subsidiary board fees for the period 2023 AG

M

to 2024 AGM are subject to shareholder approval as part of an incremental amount at the 2024 AGM.

9 The Chairman and the Vice Chairman
do not receive

committee fees in

addition to their

annual fixed fee.

10 Swiss franc

amounts have been

translated into

US dollars for

reference at the

2023 performance

award currency

exchange rate

of CHF /
USD 1.10389.
▲

Advisory vote |

Corporate governance and compensation

| Compensation

258
Supplemental information
Fixed and variable compensation for GEB

members

Fixed and variable compensation for GEB members
1,2,3
Total for 2023 Not deferred Deferred
4
Total for 2022
CHF m, except where indicated Amount % Amount % Amount % Amount
Total compensation
Amount
5

137

48

35

89

65

104
Number of beneficiaries

18

15
Fixed compensation
5,6

29

21

27

93

2

7

23
Cash-based

27

19

21
Equity-based

2

2

2
Variable compensation

108

79

21

20

87

80

81
Cash
7

21

16

16
Long-Term Incentive Plan (LTIP)
8

54

40

41
Deferred Contingent Capital Plan (DCCP)
8

33

24

24
1 The figures include all GEB members in office during

the respective years.

2 Includes compensation paid under the employment contract

during the notice period for GEB members who stepped down

during the
respective years.

3 Includes compensation for

newly appointed GEB members

for their time in

office as a GEB

member during the respective

years.

4 Based on the

specific plan vesting and

reflecting the total
award value at grant, which may differ from the

expense recognized in the income statement in accordance with IFRS Accounting

Standards.

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

our risk control

framework and

an important element

in ensuring we

incentivize only appropriate

risk-taking.
For 2023,

in addition

to GEB

members, 1,038

employees were

classified as

KRTs

throughout

the UBS

Group

globally,
including all

employees

with a

total compensation

exceeding

USD /

CHF 2.5m (Highly

Paid

Employees), who

may not
have been

identified as

KRTs

during the

performance year.

Compared with

2022, the

increase in

the number

of KRTs
has been driven by the inclusion of Credit Suisse

employees in the identification process.
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
Total for 2023 Not deferred Deferred
2
Total for 2022
3
USD m, except where indicated Amount % Amount % Amount % Amount
Total compensation
Amount

1,801

100

1,147

64

654

36

1,292
Number of beneficiaries

1,038

699
Fixed compensation
4,5

668

37

668

100

0

0

438
Cash-based

665

37

665

435
Equity-based

3

0

3

3
Variable compensation

1,133

63

479

42

654

58

855
Cash
6

479

27

479

353
Long-Term Incentive Plan (LTIP) / Equity Ownership
Plan (EOP) / Fund Ownership Plan (FOP)
7

396

22

396

306
Deferred Contingent Capital Plan (DCCP)
7

258

14

258

196
1 Includes employees with a total compensation exceeding USD / CHF 2.5m (Highly Paid Employees), excludes payments made to individuals related to their time as GEB member.

2 Based on the specific plan vesting
and reflecting the total value at

grant, which may differ from the

expense recognized in the income statement

in accordance with IFRS Accounting Standards.

3 The 2022 data excludes

Credit Suisse.

4 Excludes
benefits and employer’s contributions to retirement benefits plan. Includes social security contributions paid by KRTs but excludes the legally required social security contributions paid by UBS.

5 Includes base salary
and role-based allowances.

6 Includes allocation of

vested but blocked

shares, in line

with regulatory requirements where

applicable.

7 KRTs who

are also MRTs

do not receive dividend

and interest payments.
Accordingly, the amounts for the EOP / LTIP

reflect the fair value of the non-dividend-bearing awards and for the DCCP the fair value of the granted non-interest-bearing awards.

Advisory vote |

Corporate governance and compensation

| Compensation

259
Deferred compensation of the GEB and KRTs
The

table

below

shows

the

current

economic

value

of

unvested

outstanding

deferred

variable

compensation

awards
subject to ex post

adjustments. For share-based plans, the economic value is

determined based on the closing share price
on 31

December

2023. For

notional funds

,

it is

determined

using

the

latest

available

market

price

for

the

underlying
funds at year-end 2023, and for deferred cash plans, it is determined based on the outstanding amount of cash owed to
award recipients.
Deferred compensation of the GEB and KRTs
1,2,3
USD m, except where indicated
Relating to awards
for 2023
4
Relating to
awards for prior
years
5
Total
of which: exposed to
ex post explicit and /

or implicit adjustments
Total deferred
compensation
year-end 2022
6
Total amount of
deferred compensation
paid out in 2023
7
GEB
Deferred Contingent Capital Plan

36

117

153

100%

111

14
Equity Ownership Plan (including notional funds
and Credit Suisse legacy plans)

0

57

57

100%

45

29
Long-Term Incentive Plan

60

262

322

100%

160

27
KRTs
Deferred Contingent Capital Plan

258

925

1,183

100%

1,104

133
Equity Ownership Plan (including notional funds)

183

1,344

1,527

100%

1,210

415
Long-Term Incentive Plan

213

180

393

100%

184

74
Credit Suisse legacy plans

0

195

195

100%
n/a

52
Total GEB and KRTs

750

3,080

3,830

2,814

744
1 Based on the

specific plan vesting and

reflecting the economic

value of the outstanding

awards (grant value

for legacy Credit

Suisse notional funds), which

may differ from the

expense recognized in the

income
statement in accordance with IFRS.

Year-to-year reconciliations

would also need to

consider the impacts of

additional items including off-cycle

awards, FX movements,

population changes, and

dividend equivalent
reinvestments.

2

Refer to “Note 27

Employee benefits: variable

compensation” in the “Consolidated

financial statements” section of

this report for more

information.

3 GEB members and

KRTs who are

also
MRTs do not receive dividend and interest payments. Accordingly,

the amounts for the EOP / LTIP reflect the fair value of the non-dividend-bearing awards and for the DCCP the fair value of the granted non-interest-
bearing awards.

4 Where applicable, amounts are translated into US dollars at the performance award currency exchange rate

.

LTIP values reflect the fair value

awarded at grant.

5 Takes into account the ex post
implicit adjustments, given the share

price movements since grant. Where

applicable, amounts are translated

from award currency into US

dollars using FX rates as of

31 December 2023. LTIP

values reflect the fair
value awarded at grant.

6 The 2022 data excludes Credit Suisse legacy awards.

7 Valued at distribution price and FX rate for all awards distributed in 2023 (this excludes interests on DCCP).

The table below

shows the value

of actual ex

post explicit and

implicit adjustments to

outstanding deferred compensation
in the 2023 financial year for GEB members and KRTs.
Ex post adjustments

occur after

an award

has been

granted. Explicit

adjustments occur

when we

adjust compensation
by forfeiting deferred awards. Implicit adjustments are

unrelated to any action taken by the firm and occur as a result of price movements that affect the value of an award.
GEB and KRTs

ex post explicit and implicit adjustments to deferred compensation

Ex post explicit adjustments
to unvested awards
1
Ex post implicit adjustments
to unvested awards
2
USD m 31.12.23 31.12.22 31.12.23 31.12.22
GEB
Deferred Contingent Capital Plan

0

0

0

0
Equity Ownership Plan (including notional funds and

Credit Suisse legacy
plans, if applicable)

(1)

0

25

9
Long-Term Incentive Plan

0

0

119

25
KRTs
Deferred Contingent Capital Plan

(2)

(8)

0

0
Equity Ownership Plan (including notional funds)

(6)

(4)

530

129
Long-Term Incentive Plan

0

(1)

82

38
Credit Suisse legacy plans

(285)
n/a

(108)
n/a
Total GEB and KRTs

(294)

(13)

648

201
1 For notional share awards (excluding

Credit Suisse legacy plan awards), ex post explicit

adjustments are calculated as units forfeited during the year,

valued at the share price on 31 December 2023

(USD 30.9) for
2023 (which may differ from the expense recognized in the income statement in accordance with IFRS). The 2022 data is valued using

the share price on 31 December 2022 (USD 18.67). For

LTIP,

the forfeited units
reflect the fair value awarded at grant. For the

notional funds awarded to employees in investment areas within Asset Management under the FOP, this

represents the forfeiture credits recognized in 2023 and 2022.
For DCCP,

the fair value at grant of the forfeited awards during the year is reflected. Credit Suisse legacy plan awards (including Credit Suisse notional fund awards) are calculated using value at grant and include the
explicit adjustments resulting from

the cancellation and reduction

order issued by the

Federal Department

of Finance (FDF) of

Switzerland. The 2022

data excludes Credit Suisse

legacy award forfeitures.

All values
shown exclude DCCP interest and

CCA coupon forfeitures.

2 Ex post implicit adjustments

for UBS shares are calculated

based on the difference

between the weighted average

grant date fair value

and the share
price at year-end

while Credit Suisse legacy plans

are calculated based on comparing

the value at 31

December 2023 to the

value at 31 December

2022. The amount

for UBS notional funds is

calculated using the
mark-to-market change during 2023

and 2022. The 2022 data

excludes implicit adjustments related to

the Credit Suisse legacy awards.

For the GEB members

who were appointed to the GEB

during 2023, awards
have been fully reflected in the GEB categories.

Advisory vote |

Corporate governance and compensation

| Compensation

260
Material Risk Takers
For relevant EU- or

UK-regulated entities, we identify

individuals who are deemed

to be Material

Risk Takers (MRTs) based
on sectorial

and /

or local

regulatory requirements,

including the

respective EU

Commission Delegated

Regulation, the
fifth iteration of

the EU Capital

Requirements Directive (CRD V) and

equivalent UK requirements, as

applicable. This group
consists of senior management, risk takers, selected staff in control or support functions and certain highly compensated
employees. For 2023, UBS identified 1,321 MRTs

in relation to its relevant EU or UK entities. The increase

in the number
of

MRTs

compared

with

last

year

has

been

driven

by

the

MRT

population

identified

in

relation

to

Credit

Suisse

legal
entities.
Subject to individual or legal-entity

level proportionality

considerations,

variable compensation

awarded to MRTs is subject
to additional deferral

and other requirements.

For CRD-relevant entities,

these include a minimum deferral

rate of 40% or
60% (depending

on role /

variable compensation

level) on

performance

awards and

delivery of

at least 50%

of any upfront
performance

award in UBS

shares that

are vested

but blocked

for 12 months

after grant.

Deferred awards

granted to

MRTs
under UBS’s deferred compensation plans for their performance in 2023 are subject to 6- or

12-month blocking periods
post vesting

and do not pay

out dividends

or interest during

the deferral

period.
Additionally, MRTs

are subject

to a

maximum ratio

between fixed

and variable

pay. Across

EU locations,

the maximum
variable to fixed compensation ratio is set to 200%, based

on approval through relevant shareholder votes.

For UK-regulated MRTs, the maximum ratio was

set by UBS taking into

account the business activities and prudential and
conduct risks

of the

relevant legal

entities. In

addition, the

maximum ratios

were set

considering the

scenario that

the
relevant legal entities might exceed their financial objectives.
The maximum ratio for all UK-regulated MRTs

was approved by the compensation committees

of the relevant entities in
December 2023.
For up to seven years after

grant, performance awards granted to

MRTs are subject to clawback provisions,

which allow
the

firm

to

claim

repayment

of

both

the

upfront

and

the

vested

deferred

element

of

any

performance

award

if

an
individual is found to have contributed substantially to significant financial losses for the Group or corporate structure in
scope, a material downward restatement of disclosed results,

or engaged in misconduct and / or failed to take expected
actions, thus contributing to significant reputational harm.
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

approved

by

the

Chairman.

Following

a

proposal

by

the

Chairman,

total

compensation

for

the

Head

GIA is
approved by the Compensation Committee.

Advisory vote |

Corporate governance and compensation

| Compensation

261
2023 Group personnel expenses
The

number

of

personnel

employed

as

of

31 December

2023 increased

by

40,241

to

112,842

(full-time

equivalents)
compared with 31 December 2022.
The

table

below

shows

our

total

personnel

expenses

for

2023,

including

salaries,

pension

expenses,

social

security
contributions,

variable

compensation

and

other

personnel

costs.

Variable

compensation

includes

cash

performance
awards paid in 2024 for

the 2023 performance year, amortization of unvested deferred awards granted in previous years and the cost of

deferred awards granted to employees that are eligible for

retirement in the context of the

compensation
framework at the date of grant.
The performance award

pool reflects the

value of performance

awards granted relating

to the 2023

performance year,
including awards

that are

paid out

immediately and

those that

are

deferred.

To

determine our

variable compensation
expenses,

the

following

adjustments

are

required

in

order

to

reconcile

the

performance

award

pool

to

the

expenses
recognized

in the Group’s Financial Statements prepared

in accordance with IFRS Accounting Standards

:
–
a reduction

for expenses

deferred to

future periods (amortization

of unvested

awards granted

in 2024 for

the 2023
performance year) and accounting adjustments;

and

–
an addition for the 2023 amortization of unvested deferred

awards granted in prior years.
As a large

part of compensation

consists of deferred

awards, the

amortization of

unvested deferred

awards granted

in
prior years

forms a

significant part

of the

IFRS Accounting

Standards

expenses in

both 2023

and 2024.

The expenses
related to prior performance years and total expenses recognized in 2023 include deferred compensation granted under
Credit Suisse

Group compensation

plans in

previous years,

which have

to be

expensed from

2023 onward

due to

the
integration of Credit Suisse into UBS.
›
Refer to “Note 7 Personnel expenses”

and “Note 28 Employee benefits: variable

compensation” in the “Consolidated financial
statements” section of this report for more information

Personnel expenses
Expenses recognized in the IFRS Accounting Standards

income statement
USD m
Related to the
performance year 2023
Related to prior
performance years

Total expenses
recognized in
2023
Total expenses
recognized in
2022
Total expenses
recognized in
2021
Salaries
1

10,997

0

10,997

7,045

7,339
Non-deferred cash

2,859

(52)

2,807

2,260

2,373
Deferred compensation awards

523

656

1,179

945

817
of which: Equity Ownership Plan

155

330

485

437

363
of which: Deferred Contingent Capital Plan

180

241

421

349

297
of which: Long-Term Incentive Plan

164

40

204

43

73
of which: Fund Ownership Plan

24

46

69

116

84
Variable compensation – performance awards

3,382

604

3,986

3,205

3,190
Variable compensation – financial advisors
2

3,761

788

4,549

4,508

4,860
Variable compensation – other
3

784

526

1,310

241

229
Total variable compensation
4

7,927

1,918

9,845

7,954

8,280
Contractors

334

0

334

323

381
Social security

1,362

111

1,473

944

978
Pension and other post-employment benefit plans
5

1,361

0

1,361

794

833
Other personnel expenses

862

27

890

621

576
Total personnel expenses

22,843

2,056

24,899

17,680

18,387
1 Includes role-based allowances.

2 Financial advisor compensation consists of cash

and deferred compensation awards and is

based on compensable revenues and firm

tenure using a formulaic approach. It

also
includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

3 Consists of existing deferred awards and retention
awards granted to

Credit Suisse employees as

well as replacement payments,

forfeiture credits, severance

payments, retention plan

payments and interest

expense related to the

Deferred Contingent Capital

Plan.

4 Refer to “Note 28 Employee benefits: variable

compensation” in the “Consolidated financial statements”

section of this report for more information.

5 Refer to “Note 27 Post-employment

benefit plans” in the
“Consolidated financial statements” section of this report for more information.

Advisory vote |

Corporate governance and compensation

| Compensation

262
Deferred compensation
Vesting of outstanding awards

granted in prior years subject to performance metrics

and thresholds
The tables

below show

the extent

to which

the performance

metrics and

thresholds for

awards granted

in prior

years
have been met and the related vesting in 2024.
Long-Term Incentive Plan (LTIP) 2019 (performance period 2020–2022)
Performance metrics Performance achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and relative Total Shareholder
Return (rTSR)
The overall achievement level is 98% of
the maximum opportunity (of up to
100%), based on outcomes for rTSR
(weighted 50%) and RoCET1 (weighted
50%).
–
For GEB, the first and second installments vested

in 2023 and
2024, respectively, and the remaining tranche will vest in 2025 accordingly. As outlined in our 2019 Compensation Report, up to
CHF 7.3m, or 30%, of the 2019 LTIP awards at grant for GEB
members active in March 2017 continues to be

at risk and directly
linked to the final resolution of the French cross-border matter.

–
For other select senior management, the full

award vested in
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
Long-Term Incentive Plan (LTIP) 2020 (performance period 2021–2023)
Performance metrics Performance achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and relative Total Shareholder
Return (rTSR)
The overall achievement level is 92.55%
of the maximum opportunity (of up to
100%), based on outcomes for rTSR
(weighted 50%) and RoCET1 (weighted
50%).
–
For GEB, the first installment will vest in 2024

and the remaining
tranches will vest in 2025 and 2026 accordingly.
–
For other select senior management, the full

award will vest in
2024.
1
As disclosed in our Compensation Report 2020, LTIP

awards for the 2020 performance year were

awarded at a value of 65.90% of maximum,

which reflected our best estimate of the fair value

of the award. The
maximum number of shares was determined

by dividing the awarded amount by

the fair value of the award

at the date of grant, divided

by CHF 13.89 or USD 15.411, the average

closing price of UBS shares over
the last ten trading days leading up to and including the grant date.
›
Refer to “Performance achievement of the 2020

LTIP granted in 2021” in the “Group compensation” section of this report for more information
The

below

EOP

and

DCCP

thresholds

have

been

set

to

support

the

sustainability

of

the

organization

and

represent
minimum performance levels to retain the awards.
Equity Ownership Plan (EOP) 2018 /

2019, EOP 2019 / 2020, EOP 2020 / 2021

and EOP 2021 / 2022
Thresholds Threshold achievement
1
Vesting
Return on common equity tier 1 capital
(RoCET1) and divisional return on
attributed equity
The Group and divisional thresholds have
been satisfied.
The following installments vest in full:
–
for EOP 2018 / 2019, the third and final installment

for the GEB
members, and certain other employes

–
for EOP 2019 / 2020, the second installment for

SMFs
–
for EOP 2020 / 2021, the second installment

for all other
employees covered under the plan; and
–
for EOP 2021 / 2022, the first installment for

all other employees
covered under the plan.
1

Performance may be adjusted for disclosed items generally not representative of underlying business performance.
Deferred Contingent Capital Plan (DCCP) 2018

/ 2019
Thresholds Threshold achievement
1
Vesting
Common equity tier 1 (CET1) capital ratio,
viability event and, additionally for GEB,
Group profit before tax
The thresholds have been satisfied. – DCCP 2018 / 2019 vests in full.
1

Performance may be adjusted for disclosed items generally not representative of underlying business performance.

Advisory vote |

Corporate governance and compensation

| Compensation

263
Outstanding Credit Suisse Group awards granted in prior years subject to performance conditions
The tables

below show

the extent

to which

the performance

metrics and

thresholds

for awards

granted by

the Credit
Suisse Group in prior years have been met and the

related impact of the 2023 results.
As a

result of the

acquisition by UBS

Group AG of

Credit Suisse Group

AG, many of

the financial measurements

applicable
to legacy Credit

Suisse Group awards

are no longer

available or are

not fully

comparable to previous

performance periods,
therefore revised metrics have been adopted as set out

in the table below.
Performance Share Awards (PSA) 2016/2017, 2017/2018,

2018/2019, 2019/2020, 2020/2021,

2021/2022
Thresholds Amended threshold Threshold achievement
1
2023 impact
Under the legacy Credit Suisse Group
plan rules, negative adjustment if:

– Credit Suisse Group AG has
negative RoE or

– divisional pre-tax loss
Negative adjustment if reported UBS
Group AG return on CET1 capital
(RoCET1) is negative.
The amended threshold has been
satisfied.
No negative adjustment applied in
respect of PSAs outstanding on
31 December 2023.
1
Performance may be adjusted for disclosed items generally not representative of underlying business performance.
Strategic Delivery Plan Awards (SDP) 2021/2022
Thresholds Amended threshold Threshold achievement
1
2023 impact
Under the legacy Credit Suisse Group
plan rules, cancellation in full if either:
– CET1 capital ratio is below a
statutory minimum on
31 December 2022, 2023 or 2024
– Leverage ratio is below 3.7% on
31 December 2022, 2023 or 2024
Cancellation in full if reported UBS
Group AG CET1 ratio is less than 7%
on 31 December 2023 or 2024
The amended threshold has been
satisfied.
No cancellation of SDP awards based
on 2023 financial results.
1
Performance may be adjusted for disclosed items generally not representative of underlying business performance.
Transformation Awards share component 2022/23
Share price condition and
performance metrics
Amended threshold Performance achievement 2023 impact
Under legacy Credit Suisse Group
plan rules:
– Credit Suisse Group share price of
CHF 3.82 (on 31 December 2025)
– Credit Suisse Group RoTE of
between 5% and 7.5% (FY 2025)
– Credit Suisse Group cost base
between CHF 15bn threshold and
CHF 14bn (FY 2025)
– Underlying UBS Group AG RoCET1
of 8% minimum (FY 2025)
– UBS Group AG share price of
CHF 85.87 (on 31 December 2025)
Not applicable, share price condition
and performance metric only apply
for 2025.
No impact. Share price condition and
performance metric only apply for
2025.
All outstanding Contingent Capital Awards (CCAs)

granted in previous years
Thresholds / conditions Threshold / conditions outcome Vesting
Credit Suisse CET1 capital ratio, Credit
Suisse viability event, Credit Suisse
contingency event
Viability event triggered during 2023.
All outstanding CCAs were canceled on 16 May

2023.

Advisory vote |

Corporate governance and compensation

| Compensation

264
Audited |
Share ownership / entitlements of GEB members
1
Name, function
on
31 December
Number of
unvested
shares / at
risk
2
Number of
vested shares
Total number
of shares
Potentially
conferred
voting
rights in %
Sergio Ermotti, Group Chief Executive Officer
2023

1,218,685

1,220,864

2,439,549

0.185
2022 - - - -
Ralph A.J.G. Hamers, former Group Chief Executive Officer
2023 - - - -
2022

349,441

5,238

354,679

0.023
Michelle Bereaux, Group Integration Officer
2023

100,618

0

100,618

0.008
2022 - - - -
Christian Bluhm, Group Chief Risk Officer
2023

715,033

51

715,084

0.054
2022

707,979

0

707,979

0.046
Mike Dargan, Group Chief Operations and Technology Officer
2023

408,308

56,024

464,332

0.035
2022

386,141

17,955

404,096

0.026
Suni Harford, President Asset Management

2023

1,226,219

128,081

1,354,300

0.103
2022

1,028,210

44,202

1,072,412

0.070
Naureen Hassan, President UBS Americas
2023

48,861

0

48,861

0.004
2022

0

0

0

0.000
Robert Karofsky, President Investment Bank
2023

1,116,181

446,655

1,562,836

0.118
2022

1,037,028

364,914

1,401,942

0.092
Sabine Keller-Busse, President Personal & Corporate Banking and President UBS Switzerland

2023

998,319

460,442

1,458,761

0.111
2022

973,150

566,106

1,539,256

0.101
Iqbal Khan, President Global Wealth Management
2023

1,118,165

32,287

1,150,452

0.087
2022

960,301

0

960,301

0.063
Edmund Koh, President UBS Asia Pacific
2023

906,095

530,000

1,436,095

0.109
2022

724,865

579,937

1,304,802

0.085
Ulrich Körner, CEO of Credit Suisse AG
2023

314,134

15,126

329,260

0.025
2022 - - - -
Barbara Levi, Group General Counsel
2023

462,894

76,075

538,969

0.041
2022

407,195

45,818

453,013

0.030
Beatriz Martin Jimenez, Head Non-core and Legacy and

President UBS EMEA
2023

381,209

81,823

463,032

0.035
2022 - - - -
Markus Ronner, Group Chief Compliance and Governance Officer
2023

642,528

3,129

645,657

0.049
2022

586,283

0

586,283

0.038
Stefan Seiler, Head Group Human Resources & Group Corporate Services
2023

270,359

0

270,359

0.020
2022 - - - -
Todd Tuckner,

Group Chief Financial Officer
2023

219,246

338,962

558,208

0.042
2022 - - - -
Sarah Youngwood, former Group Chief Financial Officer
2023 - - - -
2022

299,729

0

299,729

0.020
Total
2023

10,146,854

3,389,519

13,536,373

1.026
2022

7,460,322

1,624,170

9,084,492

0.593
1 Includes all vested and unvested

shares of GEB members, including those held by

related parties. No options were held in 2023 and

2022 by any GEB member or

any of its related parties. Refer to “Note

27 Employee
benefits: variable compensation” in the “Consolidated financial statements” section of this report for more information.

2 Includes shares granted under variable compensation

plans with forfeiture provisions. For
the 2019/20 and 2020/21 LTIP awards, the values reflect the final value. For all other LTIP awards, the values reflect the fair value awarded at grant. The actual number of shares vesting in the future will be calculated under the terms of the plans. Refer to “Group compensation” in the “Compensation” section of this report for more information about the plans.
▲
Audited |
Total

of all vested and unvested shares of GEB members
1,2
Total of which: vested of which: vesting
2024 2025 2026 2027 2028 2029
Shares on 31 December 2023

13,536,373

3,389,519

3,215,832

3,063,794

2,210,296

1,063,396

542,441

51,095
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

265
Audited |
Number of shares of BoD members
1
Name, function on 31 December Number of shares held Voting rights in %
Colm Kelleher, Chairman
2023

456,045

0.035
2022

339,084

0.022
Lukas Gähwiler, Vice Chairman
2 2023

342,248

0.026
2022

283,907

0.019
Jeremy Anderson, Senior Independent Director
2023

140,812

0.011
2022

119,660

0.008
Claudia Böckstiegel, member
2023

16,523

0.001
2022

7,814

0.001
William C. Dudley, member
2023

80,333

0.006
2022

66,646

0.004
Patrick Firmenich, member
2023

53,405

0.004
2022

27,275

0.002
Fred Hu, member
2023

112,265

0.009
2022

97,543

0.006
Mark Hughes, member
2023

65,916

0.005
2022

48,497

0.003
Nathalie Rachou, member
2023

46,057

0.003
2022

31,126

0.002
Julie G. Richardson, member
2023

155,623

0.012
2022

138,204

0.009
Dieter Wemmer, member
2023

147,251

0.011
2022

132,320

0.009
Jeanette Wong, member
2023

115,567

0.009
2022

93,440

0.006
Total
2023

1,732,045

0.131
2022

1,385,516

0.090
1 Includes blocked and

unblocked shares held

by BoD members,

including those held by

related parties. No

options were granted in

2023 and 2022.

2 Includes 127,386 unvested

shares granted under

variable
compensation plans with forfeiture provisions as part of Lukas Gähwiler’s compensation for his executiv

e

roles previously held at UBS.
▲
Audited |
Total

of all blocked and unblocked shares of BoD members
1
Total
of which:
unblocked
of which: blocked until
2024 2025 2026 2027
Shares on 31 December 2023

1,732,045
2

674,707

275,425

263,853

192,544

325,516
2023 2024 2025 2026
Shares on 31 December 2022

1,385,516

472,981

207,155

250,165

262,671

192,544
1 Includes shares held by related parties.

2 Includes 127,386 unvested shares granted under variable

compensation plans with forfeiture provisions as part of Lukas Gähwiler’s compensation for his executive roles
previously held at UBS.
▲
Audited |
Loans granted to GEB members
Pursuant to

article 38

of the

Articles of Association

of UBS

Group AG (the

AoA), GEB

members may

be granted

loans.
Such

loans

are

made

in

the

ordinary

course

of

business

on

substantially

the

same

terms

as

those

granted

to

other
employees,

including

interest

rates

and

collateral,

and

neither

involve

more

than

the

normal

risk

of

collectability

nor
contain any other unfavorable features

for the firm. The total amount of such

loans must not exceed CHF 20m

per GEB
member.
CHF, except where indicated
1
USD
(for reference)
Name, function on 31 December Loans
2,3,4
Loans
2,3,4
Ulrich Körner, CEO of Credit Suisse AG (highest loan in 2023) 2023

12,490,000

14,839,119
Christian Bluhm, Group Chief Risk Officer (highest loan

in 2022)
2022

6,927,000
Aggregate of all GEB members
2023

50,980,299

60,568,674
2022

30,752,035
1 Swiss franc and US dollar amounts disclosed represent local currency amounts translated at the relevant year-end closing exchange rate.

2 All loans granted are secured loans.

3 Excludes two unused uncommitted
credit facilities in 2023 of CHF 11,840,766 (USD 14,067,847) that have been granted to two GEB members. No unused uncommitted

credit facilities in 2022.

4 No loans have been granted to related parties of the
GEB members at conditions not customary in the market.
▲

Advisory vote |

Corporate governance and compensation

| Compensation

266
Audited |
Loans granted to BoD members
Pursuant to

article 33

of the

AoA, loans

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

CHF 20m per BoD member.
CHF, except where indicated
1
USD
(for reference)
on 31 December Loans
2,3,4
Loans
2,3,4
Aggregate of all BoD members
2023

690,000

819,775
2022

0
1 Swiss franc and US dollar amounts

disclosed represent local currency amounts translated

at the relevant year-end

closing exchange rate.

2 All loans granted are secured

loans.

3 CHF 690,000 (USD 819,775)
for Claudia Böckstiegel (independent BoD member) in 2023 and no loans in 2022.

4 No loans have been granted to related parties of the BoD members at conditions not customary in the market.

▲
Audited |
Compensation paid to former BoD and GEB members
1
The compensation and benefits in the table below relate to payments made to former BoD and GEB members. Variable compensation paid to GEB members who stepped down during
the respective years is included in the GEB performance award pool (see table “Total compensation for GEB members“)
CHF, except where indicated
2, 4
USD
(for reference)
2
For the year Compensation Benefits Total Total
Former BoD members
2023

0

3,493

3,493

4,150
2022

0

0

0
Aggregate of all former GEB members
3
2023

0

676,342

676,342

803,548
2022

0

89,657

89,657
Aggregate of all former BoD and GEB members
2023

0

679,835

679,835

807,698
2022

0

89,657

89,657
1 Compensation or remuneration that is related to the former members’ activity on the BoD or GEB or that

is not at market conditions.

2 Swiss franc and US dollar amounts disclosed

represent local currency amounts
translated at the relevant year-end closing exchange rate.

3 Includes benefit payments in 2023 for three former GEB

members and in 2022 to two former GEB members.

4 Excludes the portion related to the legally
required employer’s social security contributions for 2023 and 2022, however,

the legally required employees’ social security contributions are included in the amounts shown in the table above, as appropriate.

▲

Advisory vote |

Corporate governance and compensation

| Compensation

267
GEB and BoD member mandates outside the Group
In line with the Swiss Code of Obligations, we disclose the mandates of GEB and BoD members outside of the Group in
the tables below. Further information on background and biographies, including mandates in UBS entities, are available in the “Corporate governance”

section of this report.
Audited |
BoD member mandates outside the Group
Name, function Mandates
Colm Kelleher, Chairman
–
Member of the Board of Norfolk Southern Corporation

(chair of the risk and finance committee)
– Member of the Board of Directors of the Bretton Woods Committee
– Member of the Board of the Swiss Finance Council
– Member of the International Monetary Conference
– Member of the Board of the Bank Policy Institute
– Member of the Board of Americans for Oxford
–
Visiting Professor of Banking and Finance, Loughborough

Business School
–
Member of the European Financial Services Round

Table
– Member of the European Banking Group
–
Member of the International Advisory

Council of the China Securities Regulatory Commission
–
Member of the Chief Executive’s Advisory Council

(Hong Kong)
Lukas Gähwiler, Vice Chairman
–
Vice Chairman of the Board of Directors of Pilatus Aircraft

Ltd
– Member of the Board of Directors of Ringier AG
– Member of the Board and Board Committee of economiesuisse
–
Chairman of the Employers Association of Banks

in Switzerland
–
Member of the Board of Directors of the Swiss Employers

Association
–
Member of the Board of Directors and the Board of Directors Committee

of the Swiss Bankers
Association
– Member of the Board of the Swiss Finance Council
– Member of the Board of Trustees of Avenir Suisse
Jeremy Anderson, Senior Independent Director
–
Member of the Board of Prudential plc (chair of

the risk committee)
– Trustee of the UK’s Productivity Leadership Group
Claudia Böckstiegel, member
–
Member of the Enlarged Executive Committee

of Roche Holding AG
William C. Dudley, member
– Member of the Board of Treliant LLC
– Member of the Advisory Board of Suade Labs
–
Senior Advisor to the Griswold Center for

Economic Policy Studies, Princeton University
– Member of the Group of Thirty
– Member of the Council on Foreign Relations
– Chairman of the Bretton Woods Committee Board of Directors
–
Member of the Board of the Council for Economic

Education
Patrick Firmenich, member
–
Vice Chairman of the Board of dsm firmenich

(chair of the nomination committee)
–
Member of the Board of Directors of INSEAD and INSEAD

World Foundation
–
Member of the Advisory Council of the Swiss

Board Institute
Fred Hu, member
–
Non-executive Chairman of the Board of Yum China Holdings (chair of the nomination and
governance committee)
–
Member of the Board of ICBC (chair of the nomination

committee)
– Chairman of Primavera Capital Ltd
– Trustee of the China Medical Board
–
Co-Chairman of the Nature Conservancy Asia

Pacific Council
– Member of the Board of Trustees, the Institute for Advanced Study
–
Director and member of the Executive Committee

of China Venture Capital and Private Equity
Association Ltd.
Mark Hughes, member
– Chair of the Board of Directors of the Global Risk Institute
– Senior advisor to McKinsey & Company
Nathalie Rachou, member
– Member of the Board of Euronext N.V. (chair of the remuneration committee)
– Member of the Board of Veolia Environnement SA (chair of the audit committee)
–
Member of the Board of the African Financial Institutions

Investment Platform
–
Member of the Board of Directors of Fondation Léopold

Bellan
Julie G. Richardson, member
– Member of the Board of Yext (chair of the audit committee)
–
Member of the Board of Datadog (chair of the

audit committee)
– Member of the Board of Fivetran
– Member of the Board of Coalition, Inc.
–
Member of the Board of Checkout.com (stepped down

in January 2024)
Dieter Wemmer, member
–
Member of the Board of Ørsted A/S (chair of the

audit and risk committee)
–
Chairman of Marco Capital Holdings Limited, Malta

and subsidiaries
Jeanette Wong, member
– Member of the Board of Prudential plc
– Member of the Board of Singapore Airlines Limited
–
Member of the Board Risk Committee of GIC Pte

Ltd
– Member of the Board of Jurong Town Corporation
– Member of the Board of PSA International
–
Member of the Board of Pavilion Capital Holdings

Pte Ltd
– Chairman of the CareShield Life Council
– Member of the Securities Industry Council
– Member of the Board of Trustees of the National University of Singapore
▲
›
Refer to “Board of Directors” in the “Corporate governance”

section of this report for more information

Advisory vote |

Corporate governance and compensation

| Compensation

268
Audited |
GEB member mandates outside the Group
Name, function Mandates
Sergio Ermotti, Group Chief Executive Officer – Member of the Board of Ermenegildo Zegna N.V. (Lead Non-Executive Director)
–
Member of the Board of Società Editrice del Corriere del

Ticino SA
–
Member of the Board of Innosuisse, the Swiss Innovation

Agency
–
Member of Institut International D’Etudes

Bancaires
–
Member of the WEF International Business

Council and Governor of the Financial
Services / Banking Community

–
Member of the MAS International Advisory

Panel
–
Member of the Board of the Institute of International

Finance
–
Member of the Board of the Swiss-American Chamber

of Commerce
Michelle Bereaux, Group Integration Officer
– None
Christian Bluhm, Group Chief Risk Officer –
Chairman of the Board of Christian Bluhm Photography

AG
–
Member of the Foundation Board International

Financial Risk Institute
Mike Dargan, Group Chief Digital and Information

Officer
– None
Suni Harford, President Asset Management

– Member of the Board of Directors of the Bob Woodruff Foundation
Naureen Hassan, President UBS Americas –
Member of the Board of the Securities Industry

and Financial Markets Association
(stepped down in January 2024)
–
Member of the Board of Governors of FINRA

(as of 16 February 2024)
– Member of the Board of Ownership Works
– Member of the Board of the American Swiss Foundation
–
Member of the Board and Executive Committee of

The Partnership for New York
City
Robert Karofsky, President Investment Bank
– None
Sabine Keller-Busse, President Personal & Corporate Banking and
President UBS Switzerland

– Member of the Board of Zurich Insurance Group
–
Chairwoman of the Foundation Board of the UBS

Pension Fund
–
Member of the Foundation Council of the

UBS International Center

of Economics in Society
–
Member of the Board and Board Committee of Zurich

Chamber of Commerce
–
Member of the Board of the University Hospital

Zurich Foundation
– Member of the Board of Trustees of the Swiss Entrepreneurs Foundation
Iqbal Khan, President Global Wealth Management

and

President EMEA
– None
Edmund Koh, President Asia Pacific – Member of the Board of Trustees of the Wealth Management Institute, Singapore
– Member of the Board of Next50 Limited, Singapore
–
Member of the Board of Medico Suites (S) Pte

Ltd, Singapore
– Member of the Board of Curbside Pte Ltd, Singapore
–
Member of the Board of the Philanthropy Asia Alliance

Ltd., Singapore
–
Member of a sub-committee of the Singapore Ministry

of Finance’s Committee on
the Future Economy
–
Member of the Financial Centre Advisory Panel

of the Monetary Authority of
Singapore
–
Council member of the Asian Bureau of Finance

and Economic Research,
Singapore
– Member of the Board of Trustee of the Cultural Matching Fund, Singapore
–
Member of University of Toronto’s International Leadership

Council for Asia
Ulrich Körner, CEO of Credit Suisse AG
– Vice President of the Board of Lyceum Alpinum Zuoz AG
Barbara Levi, Group General Counsel –
Member of the Board of Directors of the European General Counsel

Association
–
Member of the Legal Committee of the Swiss-American

Chamber of Commerce
Beatriz Martin Jimenez, Head Non-core and Legacy

and

President UBS EMEA
–
Member of the Advisory Board of the Frankfurt

School of Finance & Management
–
Member of the Leadership Council, TheCityUK,

London (stepped down in February
2024)
Markus Ronner, Group Chief Compliance and Governance Officer
– None
Stefan Seiler,

Head Group Human Resources & Group Corporate Services
–
Member of the UBS Center for Economics in

Society at the University of Zurich
Foundation Council
–
Chairman of the Foundation Board of the Swiss Finance

Institute
– Member of the IMD Foundation Board
–
Adjunct Professor for Leadership and Strategic Human

Resource Management,
Nanyang Technological University (NTU), Singapore
Todd Tuckner,

CFO
– None
▲
›
Refer to “Group Executive Board” in the “Corporate governance”

section of this report for more information

Advisory vote |

Corporate governance and compensation

| Compensation

269
Provisions of the Articles of Association related to compensation
Swiss say-on

-pay

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
›
Refer to ubs.com/governance for more information

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basel

Phone: +41 58 286 86 86
www.ey.com/ch

To the General Meeting of
UBS Group AG, Zurich

Basel, 27 March 2024

Opinion

We have audited the Compensation Report of UBS Group AG (the Company) for the year ended 31 December 2023. The audit was limited to the information pursuant to Art. 734a-734f of the Swiss Code of Obligations (CO) in the tables marked "audited" of the Compensation report: Approved GEB fixed compensation and BoD compensation, Total compensation for GEB Members, Remuneration details and additional information for BoD members, Share ownership / entitlements of GEB members, Number of shares of BoD members, Loans granted to GEB members, Loans granted to BoD members, Compensation paid to former BoD and GEB members and GEB and BoD member mandates outside the Group.

In our opinion, the information pursuant to Art. 734a-734f CO in the Compensation report complies with Swiss law and the Company's articles of incorporation.

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

Auditor's responsibilities for the audit of the Compensation Report

Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Compensation Report.

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

Ernst & Young Ltd

Maurice McCormick
Licensed audit expert
(Auditor in charge)

Eveline Hunziker
Licensed audit expert

Advisory vote |

Corporate governance and compensation

| Compensation

270

Annual Report 2023 |
Financial statements | Consolidated financial

statements

271
Financial statements
Consolidated financial statements

272
Management’s report on internal control over financial
reporting
272
Reports of the independent registered public accounting
firm included in this report
273
Report of independent registered public accounting firm
on internal control over financial reporting
275
Report of independent registered public accounting firm
on the financial statements
282
UBS Group AG consolidated financial statements
282
Primary financial statements and share information
282
Income statement
283
Statement of comprehensive income
284
Balance sheet
285
Statement of changes in equity
287
Share information and earnings per share
289
Statement of cash flows
291
Notes to the UBS Group AG consolidated financial
statements
291 1
Summary of material accounting policies
308 2
Accounting for the acquisition of the Credit Suisse
Group
314 3a
Segment reporting
316 3b
Segment reporting by geographic location
317
Income statement notes
317 4
Net interest income and other net income from
financial instruments measured at fair value through
profit or loss
317 5
Net fee and commission income
318 6
Other income
318 7
Personnel expenses
319 8
General and administrative expenses
319
9
Income taxes
322
Balance sheet notes
322
10
Financial assets at amortized cost and other
positions in scope of expected credit loss
measurement
326
11
Derivative instruments
328 12
Property, equipment and software
328 13
Goodwill and intangible assets
330
14
Other assets
331 15
Customer deposits
331 16
Debt issued designated at fair value
332
17
Debt issued measured at amortized cost
332 18
Provisions and contingent liabilities
345 19
Other liabilities
346
Additional information
346 20
Expected credit loss measurement
358
21
Fair value measurement
372 22
Offsetting financial assets and financial liabilities
373 23
Restricted and transferred financial assets
376
24
Maturity analysis of assets and liabilities
379 25
Interest rate benchmark reform
379 26
Hedge accounting
382
27
Post-employment benefit plans
390 28
Employee benefits: variable compensation
394 29
Interests in subsidiaries and other entities
398
30
Changes in organization and acquisitions and
disposals of subsidiaries and businesses
399 31
Related parties
400 32
Invested assets and net new money
401 33
Currency translation rates
402 34
Events after the reporting period
402
35
Main differences between IFRS Accounting
Standards and Swiss GAAP

Annual Report 2023 |
Financial statements | Consolidated financial

statements

272
Management’s report on internal control over financial

reporting
Management’s responsibility for internal control over financial reporting
The

Board

of

Directors

and

management

of

UBS

Group

AG

(UBS)

are

responsible

for

establishing

and

maintaining
adequate internal control over financial reporting. UBS’s internal control over financial reporting are designed to provide reasonable

assurance regarding

the preparation

and fair

presentation

of published

financial

statements in

accordance
with IFRS Accounting Standards, as issued by

the International Accounting Standards Board (IASB). UBS’s internal control
over financial reporting include those policies and procedures that:
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

2023
UBS management

has assessed

the effectiveness

of UBS’s internal

control over financial

reporting as

of 31 December

2023
based on

the criteria

set forth

by the

Committee of

Sponsoring Organizations of

the Treadway

Commission (COSO) in
Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management believes that, as of
31 December

2023, UBS’s

internal

controls

over financial

reporting

were effective.

Management

has excluded

Credit Suisse,
which UBS acquired in 2023, from the scope

of its assessment of internal

control over financial

reporting, as permitted by
SEC guidance

for acquired

businesses.

The total

assets of

Credit Suisse

as of 31

December 2023

represented approximately
34% of

UBS total

assets as

of such

date, and

revenues associated with

Credit Suisse for

the period

from acquisition to
31 December 2023

represented approximately

19% of UBS revenues

for the year

ended 31 December

2023.

Credit Suisse material weaknesses
A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that
there is a reasonable

possibility that a material

misstatement of a registrant’s

financial statements will

not be prevented
or detected on a timely basis.
Prior

to

the

acquisition

by

UBS,

Credit

Suisse

Group

AG

and

Credit

Suisse

AG

had

each

identified

certain

material
weaknesses

in

their

internal

controls

over

financial

reporting,

as

a

result

of

which

they

had

concluded

that,

as

of
31 December

2022,

Credit

Suisse

Group’s

and

Credit

Suisse

AG’s

internal

controls

over

financial

reporting

were

not
effective and, for the same

reasons, had reached the

same conclusion regarding the

situation as of 31 December

2021.
The material weaknesses

identified related to

the failure to

design and maintain

an effective risk

assessment process to
identify and analyze the risk of material misstatements in Credit Suisse financial statements and the failure to design and maintain effective monitoring activities relating to (i) providing sufficient management oversight over the internal control evaluation

process

to

support

the

company’s

internal

control

objectives;

(ii)

involving

appropriate

and

sufficient
management resources to support the risk assessment and monitoring objectives; and (iii) assessing and communicating
the severity

of deficiencies

in a

timely manner

to those

parties responsible

for taking

corrective action.

These material
weaknesses contributed to an additional material weakness, as the Credit Suisse Group management did not design and
maintain effective controls over the classification and presentation of the consolidated statement of cash flows under US
GAAP. Specifically,

certain control

activities over

the completeness

and the

classification and

presentation

of non-cash
items in

the consolidated

statement of

cash flows

were not

performed on

a timely

basis or

at the

appropriate level

of
precision. This material weakness

resulted in the revisions

to Credit Suisse Group’s consolidated

financial statements for
the three years ended 31 December 2021, as disclosed in its

2021 Annual Report.
›
Refer to “Material weaknesses in internal

control over financial reporting of the Credit Suisse Group” in the “Acquisition

and
integration of Credit Suisse” section of this report for additional information about the material weaknesses at

Credit Suisse
The effectiveness of UBS’s internal control over financial reporting as of 31 December 2023 has been audited by Ernst &
Young Ltd, UBS’s independent registered public accounting

firm, as stated in their
Report of the independent registered
public

accounting

firm

on

internal

control

over

financial

reporting,

which

expresses

an

unqualified

opinion

on

the
effectiveness of UBS’s internal control over financial reporting as of 31 December 2023.
Reports of the independent registered public accounting

firm included in this report
The accompanying reports of

the independent registered public accounting

firm on the

consolidated financial statements
Report of

the independent registered

public accounting firm

on the consolidated

financial statements and
internal control
over financial

reporting

Report

of the

independent registered

public accounting

firm on

internal control

over financial
reporting
of UBS Group

are included

in our filing

on 28 March

2024 with the

Securities and Exchange

Commission on
Form 20-F pursuant to US reporting obligations.

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

Report of Independent Registered Public Accounting Firm

Opinion on Internal Control over Financial Reporting

We have audited UBS Group AG and subsidiaries' internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, UBS Group AG and subsidiaries ("the Group") maintained, in all material respects, effective internal control over financial reporting as of 31 December 2023, based on the COSO criteria.

As indicated in the accompanying Management's report on internal control over financial reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Credit Suisse AG, which is included in the 2023 consolidated financial statements of the Group and constituted approximately 34% of total assets as of December 31, 2023 and approximately 19% of revenues for the year then ended. Our audit of internal control over financial reporting of the Group and our conclusion above did not include an evaluation of the internal control over financial reporting of Credit Suisse AG.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2023 and 2022, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2023, and the related notes and our report dated 27 March 2024 expressed an unqualified opinion thereon.

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

Annual Report 2023 |
Financial statements | Consolidated financial

statements

273

Annual Report 2023 |
Financial statements | Consolidated financial

statements

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
4002 Basel

Phone: +41 58 286 86 86
www.ey.com/en_ch

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UBS Group AG and subsidiaries ("the Group") as of 31 December 2023 and 2022, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended 31 December 2023, and the related notes to the consolidated financial statements, including the information identified as "audited" as described in Note 1 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023, in conformity with the IFRS Accounting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of 31 December 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 27 March 2023 expressed an unqualified opinion thereon.

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

Annual Report 2023 |
Financial statements | Consolidated financial

statements

Building a better working world

Purpose price allocation over Credit Suisse acquisition

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Group acquired Credit Suisse Group AG (CS) on 12 June 2023. The transaction has been accounted for as a business combination under IFRS 3 and accordingly, the assets acquired, and liabilities assumed from CS were recorded at fair value as of the acquisition date, resulting in the recognition of negative goodwill of USD 27.7 billion. Purchase price allocation (PPA) adjustments were recognized on financial instruments and other asset and liability categories, including litigation provisions and contingent liabilities to derive the fair values. Additionally, the Group has begun to recognize the accretion of fair value adjustments applied to certain financial instruments that will be recognized over their expected lives in the income statement.

Auditing the Group's fair value estimate of certain assets and liabilities, particularly financial instruments and litigation provisions and contingent liabilities, was complex due to the significant judgment required by management in developing the estimates due to illiquid instruments with unobservable market inputs, uncertain expected future cash flows, complex underlying collateral, and the uncertain amount and probability that an outflow of resources will be required for certain litigation matters. Additionally, auditing the Group's calculation of accretion of certain fair value adjustments was complex due to judgments around the appropriate methodology applied (including whether certain assets/liabilities should be subject to accretion), operational challenges and changes in credit conditions or maturity of an underlying in terms of treating defaults or repayments, in part or in whole. These factors contributed to a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence obtained.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Group's process for estimating the fair value of certain financial instruments and other asset and liability categories, and estimating the litigation provisions and contingent liabilities, including management's controls over: 1) completeness of input data, 2) review and approval of the PPA valuation, 3) process for determining litigation provisions and contingent liabilities upon acquisition, 4) monitoring and reporting of potential triggers of a PPA reassessment, and 5) calculating and recording PPA accretion.

To test the significant PPA adjustments, our audit procedures included, among others, the assessment of management's methodology and significant assumptions used in measuring the fair value of the acquired financial instruments and other asset and liability categories, and litigation provisions and contingent liabilities, including the use of valuation specialists for certain financial instruments. For example, we involved our specialists to, on a sample basis, assess the valuation methodology, and perform independent fair value adjustment calculations to compare to the Group's estimates. Additionally, we tested, on a sample basis, completeness and accuracy of the underlying data provided by management that was used in the valuations. Lastly, we searched for and evaluated information that corroborates or contradicts management's selected assumptions.

Annual Report 2023 |
Financial statements | Consolidated financial

statements

Building a better working world

Regarding accretion, our audit procedures included assessing UBS' accretion policy, testing that the policy was appropriately implemented, and on a sample basis, testing the completeness and accuracy of accretion calculations.

We also assessed management's disclosure regarding the accounting for the acquisition of Credit Suisse Group AG (within Note 2 to the consolidated financial statements).

Valuation of complex or illiquid instruments at fair value

Description of the Matter	At 31 December 2023, as explained in Notes 1 and 21 to the consolidated financial statements, the Group held financial assets and liabilities measured at fair value of USD 478,966 million and USD 426,635 million, respectively, including financial instruments that did not trade in active markets. These instruments are reported within the following accounts: financial assets and liabilities at fair value held for trading, derivative financial instruments, financial assets at fair value not held for trading, debt issued designated at fair value, brokerage payables designated at fair value, and other financial liabilities designated at fair value. In determining the fair value of these financial instruments, the Group used valuation techniques, modelling assumptions, and estimates of unobservable market inputs which required significant management judgment. Auditing management's judgments and assumptions used in the estimation of the fair value of these instruments was complex due to the highly judgmental nature of valuation techniques, key modelling assumptions and significant unobservable inputs. Auditing the valuation of complex or illiquid instruments at fair value included consideration of any incremental risks arising from the impact of current macroeconomic influences on valuation techniques and inputs, such as geopolitics and inflation. The valuation techniques that required especially complex judgment were comprised of discounted cash flow and earnings-based valuation techniques. Highly judgmental modelling assumptions result from a range of different models or model calibrations used by market participants. Valuation inputs which were particularly complex and subjective included those with a limited degree of observability and the associated extrapolation, interpolation or calibration of curves using limited and proxy data points. Examples of such inputs included unobservable credit spreads and bond prices, and volatility.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management's financial instrument valuation processes, including controls over market data inputs, model and methodology governance, and valuation adjustments. We tested the valuation techniques, models and methodologies, and the inputs used in those models, as outlined above, by performing an independent revaluation of certain complex or illiquid financial assets and liabilities with the support of specialists. We used independent models and inputs and compared inputs to available market data among other procedures. We also independently challenged key judgments in relation to a sample of fair value adjustments. We also assessed management's disclosures regarding fair value measurement (within Notes 1 and 21 to the consolidated financial statements).

Annual Report 2023 |
Financial statements | Consolidated financial

statements

Building a better working world

Legal provisions and contingent liabilities

Description of the Matter	At 31 December 2023, the Group's provisions for litigation, regulatory and similar matters and contingent liabilities (legal provisions) were USD 7,852 million. As explained in Note 18 to the consolidated financial statements, the Group operates in a legal and regulatory environment that is exposed to significant litigation and similar risks arising from disputes and regulatory proceedings. Such matters are subject to many uncertainties and the outcomes may be difficult to predict. These uncertainties inherently affect the amount and timing of potential outflows with respect to the legal provisions which have been established. Auditing management's assessment of legal provisions was complex and judgmental due to the significant subjectivity involved in management's estimate of the amount and probability that an outflow of resources will be required for existing legal matters, including inquiries regarding cross-border wealth management businesses (Note 18b A.1), mortgage-related matters (Note 18b B.1), tax and securities law matters (Note 18b B.2), customer account matters (Note 18b B.6), and supply chain finance funds matters (Note 18b B.11). The legal provisions for these matters are based on management's estimation of the amount and likelihood of the occurrence of certain scenarios.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operational effectiveness of management's controls over the legal provision process. Our procedures included testing management's review of the accuracy of the inputs to the estimation of the amount and likelihood of the occurrence of certain scenarios. Where appropriate, assessed the methodologies on which the provision amounts were based with the involvement of specialists, recalculated the provisions and tested the underlying information. We inspected internal and external legal analyses of the matters supporting the judgmental aspects impacted by legal interpretations. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as necessary. We also assessed management's disclosure regarding legal provisions (within Note 18 to the consolidated financial statements).

Annual Report 2023 |
Financial statements | Consolidated financial

statements

Building a better working world

Recognition of deferred tax assets

Description of the Matter	At 31 December 2023, the Group's deferred tax assets ("DTAs") were USD 10,682 million (see Note 9 to the consolidated financial statements). DTAs are recognized to the extent it is probable that taxable profits will be available, against which applicable deductible temporary differences or the carryforward of unused tax losses within the loss carryforward period can be utilized. There is significant judgment exercised when estimating future taxable income that is not based on the reversal of taxable temporary differences. Management's estimate of future taxable profits is based on its strategic plan that is sensitive to the assumptions made in estimating future taxable income. Auditing management's assessment of the recognition of the Group's DTAs was complex due to the highly judgmental nature of estimating future taxable profits. Estimating future profitability is inherently subjective as it is sensitive to future economic, market and other conditions, which are difficult to predict, such as the impact of geopolitics, inflation, and interest rates. Specifically, some of the more subjective key macro-economic assumptions used included gross domestic product growth rates, equity market performance, and interest rate expectations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over DTA valuation, which included the assumptions used in developing the strategic plans and estimating future taxable income. We assessed the completeness and accuracy of the data used for the estimations of future taxable income. This included recalculating the outputs of models applied to the recognition process for DTAs. We involved specialists to assist in assessing the key economic assumptions embedded in the strategic plans. We compared key assumptions used to forecast future taxable income to externally available historical and prospective data and assumptions and assessed the sensitivity of the outcomes using reasonably possible changes in assumptions. We also assessed management's disclosure regarding recognized and unrecognized deferred tax assets (within Note 9 to the consolidated financial statements).

Expected credit losses

Description of the Matter	At 31 December 2023, the Group's allowances and provisions for expected credit losses ("ECL") were USD 2,261 million. As explained in Notes 1, 10 and 20 to the consolidated financial statements, ECL is recognized for financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, fee and lease receivables, financial guarantees, and loan commitments not measured at fair value. ECL is also recognized on the undrawn portion of committed unconditionally revocable credit lines, which include the Group's credit card limits and master credit facilities. The allowances and provisions for ECL consists of exposures that are in default which are individually evaluated for impairment (stage 3), as well as losses inherent in the loan portfolio that are not specifically identified (stage 1 and stage 2). Management's ECL estimates represent the difference between contractual cash flows and those the Group expects to receive,

Annual Report 2023 |
Financial statements | Consolidated financial

statements

279

Auditing management's estimate of the allowances and provisions for ECL was complex due to the highly judgmental nature of forward-looking economic scenarios that form the basis of the ECL calculation, their probability weightings, related post-model adjustments, and the credit risk models used to estimate stage 1 and stage 2 ECL. The macroeconomic developments during 2023, including persisting geopolitical tensions and inflation, contributed to further uncertainty and complexity in estimating ECL. As a result, the ECL estimation required higher management judgment, specifically within the following two areas: (i) scenario selection, including assumptions about the scenario severity, underlying macroeconomic variables, and the number of scenarios necessary to sufficiently cover the bandwidth of potential outcomes, as well as related scenario weights and post-model adjustments; and (ii) credit risk models, since the output from historic data based models may not be indicative of current or future conditions.

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

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of management's controls over the ECL estimate, including management's choice of forward-looking economic scenarios used to measure ECL and the probability weighting assigned to such scenarios. We evaluated management's methodologies and governance controls for developing and monitoring the economic scenarios used and the probability weightings assigned to them, and related post-model adjustments. Supported by specialists, we assessed the key macroeconomic variables used in the forward-looking scenarios, such as real gross domestic product growth, unemployment rate, interest rates and house price indices, and evaluated the modelled correlation and translation of those macroeconomic factors to the ECL estimate. We further assessed the appropriateness of the post-model adjustments by considering management's governance process, assumptions used and sensitivity analysis.

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

Annual Report 2023 |
Financial statements | Consolidated financial

statements

280

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

We also assessed management's disclosure regarding financial assets at amortized cost and other positions in scope of expected credit loss measurement (within Notes 1, 10 and 20 to the consolidated financial statements).

Ernst & Young Ltd

Ernst & Young Ltd

We have served as the Group's auditor since 1998.

Basel, Switzerland

27 March 2024

Annual Report 2023 |
Financial statements | Consolidated financial

statements

281

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

282
UBS Group AG consolidated financial statements
Primary financial statements and share information
Audited |

Income statement
For the year ended
USD m Note 31.12.23 31.12.22 31.12.21
Interest income from financial instruments measured at

amortized cost and fair value through
other comprehensive income 4
31,743
11,782
8,533
Interest expense from financial instruments measured at

amortized cost
4
(28,216)
(6,564)
(3,259)
Net interest income from financial instruments measured

at fair value through profit or loss and other
4
3,770
1,403
1,431
Net interest income 4
7,297
6,621
6,705
Other net income from financial instruments measured at

fair value through profit or loss
4
11,583
7,517
5,850
Fee and commission income 5
23,766
20,789
24,372
Fee and commission expense 5
(2,195)
(1,823)
(1,985)
Net fee and commission income 5
21,570
18,966
22,387
Other income 6
384
1,459
452
Total revenues
40,834
34,563
35,393
Negative goodwill 2
27,748
Credit loss expense / (release) 20
1,037
29
(148)
Personnel expenses 7
24,899
17,680
18,387
General and administrative expenses 8
10,156
5,189
5,553
Depreciation, amortization and impairment of non-financial

assets
12, 13
3,750
2,061
2,118
Operating expenses
38,806
24,930
26,058
Operating profit / (loss) before tax
28,739
9,604
9,484
Tax expense / (benefit)

9
873
1,942
1,998
Net profit / (loss)
27,866
7,661
7,486
Net profit / (loss) attributable to non-controlling interests
16
32
29
Net profit / (loss) attributable to shareholders
27,849
7,630
7,457
Earnings per share (USD)
Basic
8.83
2.34
2.14
Diluted
8.45
2.25
2.06

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

283
Statement of comprehensive income
For the year ended
USD m Note 31.12.23 31.12.22 31.12.21
Comprehensive income attributable to shareholders
Net profit / (loss)
27,849
7,630
7,457
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
3,762
(894)
(1,076)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
(2,320)
337
498
Foreign currency translation differences on foreign operations reclassified to the income statement
58
32
(2)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified

to
the income statement
(28)
(4)
10
Income tax relating to foreign currency translations, including the effect of net investment hedges
(17)
4
35
Subtotal foreign currency translation, net of tax
1,456
1
(525)
(535)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
7
(440)
(203)
Net realized (gains) / losses reclassified to the income statement from equity
(3)
1
(9)
Reclassification of financial assets to Other financial assets measured at amortized cost
2
449
Income tax relating to net unrealized gains / (losses)
0
(3)
55
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
4
6
(157)
Cash flow hedges of interest rate risk 26
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(323)
(5,758)
(992)
Net (gains) / losses reclassified to the income statement from equity
1,905
(159)
(1,073)
Income tax relating to cash flow hedges
(308)
1,124
390
Subtotal cash flow hedges, net of tax
1,275
3
(4,793)
(1,675)
Cost of hedging 26
Cost of hedging, before tax
(19)
45
(32)
Income tax relating to cost of hedging

0
0
6
Subtotal cost of hedging, net of tax
(19)
45
(26)
Total other comprehensive income that may be reclassified to the income statement, net of tax
2,715
(5,267)
(2,393)
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans 27
Gains / (losses) on defined benefit plans, before tax
110
(73)
2
Income tax relating to defined benefit plans
(70)
63
(7)
Subtotal defined benefit plans, net of tax
40
(10)
(5)
Own credit on financial liabilities designated at fair value 21
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
(1,850)
867
46
Income tax relating to own credit on financial liabilities designated at fair value
82
(71)
0
Subtotal own credit on financial liabilities designated at

fair value, net of tax
(1,769)
4
796
46
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
(1,729)
786
42
Total other comprehensive income
986
(4,481)
(2,351)
Total comprehensive income attributable to shareholders
28,836
3,149
5,106
Comprehensive income attributable to non-controlling

interests
Net profit / (loss)
16
32
29
Total other comprehensive income that will not be reclassified to the income statement,

net of tax
5
(14)
(16)
Total comprehensive income attributable to non-controlling interests
22
18
13
Total comprehensive income

Net profit / (loss)
27,866
7,661
7,486
Other comprehensive income

991
(4,494)
(2,367)
of which: other comprehensive income that may be reclassified to the income statement
2,715
(5,267)
(2,393)
of which: other comprehensive income that will not be reclassified to the income statement
(1,723)
772
26
Total comprehensive income

28,857
3,167
5,119
1 Mainly reflects a significant strengthening of the Swiss franc and the euro against the US dollar.

2 Effective 1 April 2022, a portfolio of assets previously classified as Financial assets measured at fair value through
other comprehensive income was reclassified to Other financial assets measured at amortized cost. Refer to Note 14a for more information.

3 Mainly reflects net losses on hedging instruments that were reclassified from OCI to the income statement.

4 Mainly reflects a tightening of our own credit spreads.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

284
Balance sheet
USD m Note 31.12.23 31.12.22
Assets
Cash and balances at central banks
314,148
169,445
Amounts due from banks 10
21,161
14,792
Receivables from securities financing transactions measured at amortized cost
10, 22
99,039
67,814
Cash collateral receivables on derivative instruments 10, 22
50,082
35,032
Loans and advances to customers 10
639,844
387,220
Other financial assets measured at amortized cost 10, 14a
65,498
53,264
Total financial assets measured at amortized cost
1,189,773
727,568
Financial assets at fair value held for trading 21
169,633
107,866
of which: assets pledged as collateral that may be sold or repledged by counterparties
51,263
36,742
Derivative financial instruments 11, 21, 22
176,084
150,108
Brokerage receivables 21
21,037
17,576
Financial assets at fair value not held for trading 21
104,018
59,796
Total financial assets measured at fair value through profit or loss
470,773
335,347
Financial assets measured at fair value through other comprehensive income 21
2,233
2,239
Investments in associates 29b
2,373
1,101
Property, equipment and software 12
17,849
12,288
Goodwill and intangible assets 13
7,515
6,267
Deferred tax assets 9
10,682
9,389
Other non-financial assets 14b
16,049
10,166
Total assets
1,717,246
1,104,364
of which: Credit Suisse 2
583,197
Liabilities
Amounts due to banks
70,962
11,596
Payables from securities financing transactions measured at amortized cost 22
14,394
4,202
Cash collateral payables on derivative instruments 22
41,582
36,436
Customer deposits 15
792,029
525,051
Debt issued measured at amortized cost 17
237,817
114,621
Other financial liabilities measured at amortized cost 19a
20,851
9,575
Total financial liabilities measured at amortized cost
1,177,633
701,481
Financial liabilities at fair value held for trading 21
34,159
29,515
Derivative financial instruments 11, 21, 22
192,181
154,906
Brokerage payables designated at fair value 21
42,522
45,085
Debt issued designated at fair value 16, 21
128,289
73,638
Other financial liabilities designated at fair value 19b, 21
29,484
30,237
Total financial liabilities measured at fair value through profit or loss
426,635
333,381
Provisions and contingent liabilities 18a
12,250
3,243
Other non-financial liabilities 19c
14,089
9,040
Total liabilities
1,630,607
1,047,146
of which: Credit Suisse
1
2
475,670
Equity
Share capital
346
304
Share premium
13,216
13,546
Treasury shares
(4,796)
(6,874)
Retained earnings
74,880
50,004
Other comprehensive income recognized directly in equity, net of tax
2,462
(103)
Equity attributable to shareholders
86,108
56,876
Equity attributable to non-controlling interests
531
342
Total equity
86,639
57,218
Total liabilities and equity
1,717,246
1,104,364
1 Excludes USD
57.5
bn of debt instruments previously issued by Credit Suisse Group AG (transferred to

UBS Group AG as part of the acquisition of the Credit Suisse Group), USD
14.8
bn of borrowings from UBS AG,
USD
3.4
bn of fiduciary placements where UBS Switzerland AG acts as the fiduciary, and other minor intercompany positions.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

285
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
0
New consolidations / (deconsolidations) and other increases

/ (decreases)
4
3
Total comprehensive income for the year
8,415
of which: net profit / (loss)
7,630
of which: OCI, net of tax
786
Balance as of 31 December 2022
304
13,546
(6,874)
50,004
Purchase price consideration for Credit Suisse Group acquisition,

before consideration of share-based compensation
awards
5
619
2,928
Impact of share-based compensation awards from Credit Suisse

Group acquisition
5
162
Impact of the settlement of pre-existing relationships from

Credit Suisse Group acquisition
5
(61)
Acquisition of treasury shares
(3,070)
2
Delivery of treasury shares under share-based compensation

plans
(858)
970
Other disposal of treasury shares
10
196
2
Cancellation of treasury shares related to the 2021

share repurchase program
6
(7)
(554)
1,115
(554)
Share-based compensation expensed in the income statement
1,097
Tax (expense) / benefit
19
Dividends
(839)
3
(839)
3
Equity classified as obligation to purchase own shares
11
Translation effects recognized directly in retained earnings
150
Share of changes in retained earnings of associates and

joint ventures
(1)
Share capital currency change
49
(49)
New consolidations / (deconsolidations) and other increases

/ (decreases)
53
7
Total comprehensive income for the year
26,121
of which: net profit / (loss)
27,849
of which: OCI, net of tax
(1,729)
Balance as of 31 December 2023
346
13,216
(4,796)
74,880
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

monthly movements.

3 Reflects

the payment

of an ordinary

cash dividend

of USD
0.55

(2022: USD
0.50
, 2021:

USD
0.37
) per dividend-bearing

share. Swiss

tax law

requires Switzerland-domiciled
companies with shares listed

on a Swiss stock

exchange to pay

no more than
50
% of dividends from

capital contribution reserves,

with the remainder required

to be paid from

retained earnings.

4 Includes the
effects related to the launch of UBS’s

operational partnership entity with Sumitomo

Mitsui Trust Holdings,

Inc. in 2021.

5 Refer to Note 2 for more

information.

6 Reflects the cancellation of
62,548,000

shares
purchased under UBS’s 2021 share repurchase program as approved by shareholders at the 2023 Annual General Meeting. Swiss tax law requires Switzerland-domiciled companies with shares listed on a Swiss stock exchange to reduce capital contribution reserves

by at least
50
% of the total capital reduction

amount exceeding the nominal

value upon cancellation of

the shares.

7 Includes an increase of USD
45
m related to
the issuance of high-trigger loss-absorbing additional tier

1 capital with an equity conversion feature.

8 Includes an increase of USD
285
m in the second quarter of 2023 due

to the acquisition of the Credit Suisse
Group.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

286
Other comprehensive

income recognized

directly in equity,

net of tax
1
of which:

foreign currency

translation
of which:

financial assets at
fair value through OCI
of which:

cash flow

hedges
Total equity
attributable to

shareholders
Non-controlling

interests Total equity
7,647
5,188
151
2,321
59,445
319
59,765
(3,521)
(3,521)
114
114
88
88
0
0
643
643
(88)
(88)
(1,301)
(4)
(1,305)
(7)
(7)
(18)
0
(18)
0
0
1
1
182
12
193
(2,393)
(535)
(157)
(1,675)
5,106
13
5,119
7,457
29
7,486
(2,393)
(535)
(157)
(1,675)
(2,351)
(16)
(2,367)
5,236
4,653
(7)
628
60,662
340
61,002
(6,262)
(6,262)
115
115
163
163
0
0
716
716
13
13
(1,668)
(9)
(1,677)
(15)
(15)
(69)
0
(69)
0
0
0
0
(3)
(3)
4
(7)
(3)
(5,267)
(525)
6
(4,793)
3,149
18
3,167
7,630
32
7,661
(5,267)
(525)
6
(4,793)
(4,481)
(14)
(4,494)
(103)
4,128
(4)
(4,234)
56,876
342
57,218
3,547
3,547
162
162
(61)
(61)
(3,070)
(3,070)
112
112
206
206
0
0
1,097
1,097
19
19
(1,679)
(4)
(1,683)
11
11
(150)
0
(150)
0
0
(1)
(1)
0
0
53
172
8
224
2,715
1,456
4
1,275
28,836
22
28,857
27,849
16
27,866
2,715
1,456
4
1,275
986
5
991
2,462
5,584
(1)
(3,109)
86,108
531
86,639

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

287
Share information and earnings per share
Ordinary share capital
As of 31 December 2023, UBS Group AG had
3,462,087,722

issued shares (31 December 2022:
3,524,635,722

shares).
In the

second quarter

of 2023,

the share

capital currency

of UBS

Group AG

was changed

from the

Swiss franc

to the
US dollar,

as approved

by shareholders at

the 2023 Annual

General Meeting (the

AGM). As a

result, the nominal

value
per

share

has

changed

from

CHF
0.10

to

USD
0.10
,

resulting

in

a

reclassification

between

share

capital

and

capital
contribution reserve (presented as share premium in the consolidated financial statements) and leading to a share capital
of USD
346,208,772.20
. Shares issued decreased by
62,548,000

shares and share capital decreased by USD
7
m in 2023,
as the

shares

acquired

under

the

2021 share

repurchase

program

were

canceled

by means

of a

capital

reduction,

as
approved by shareholders at the 2023

AGM.
Conditional share capital
As of

31 December 2023,

the following

conditional share

capital was

available to

the Board

of Directors

(the BoD)

of
UBS Group AG.

–
A maximum of

USD
38,000,000

represented by up

to
380,000,000

fully paid registered

shares with a

nominal value
of USD
0.10

each, to

be issued

through the

voluntary or

mandatory exercise

of conversion

rights and

/ or

warrants
granted in

connection with the

issuance of bonds

or similar financial

instruments by UBS

Group AG

or another member
of

the

Group

on

national

or

international

capital

markets.

This

conditional

capital

allowance

was

approved

at

the
Extraordinary General

Meeting (the

EGM) held

on 26 November

2014, having

originally been

approved at

the AGM
of UBS AG on 14 April 2010. The BoD has not made use

of such allowance.
–
A

maximum

of

USD
12,170,583

represented

by
121,705,830

fully

paid

registered

shares

with

a

nominal

value

of
USD
0.10

each, to be issued upon

exercise of employee options and stock

appreciation rights issued to employees and
members of the management and of

the BoD of UBS Group

AG and its subsidiaries. This conditional capital

allowance
was approved by the shareholders at the same EGM in 2014.
Capital band, conversion capital and reserve capital
As of

31 December

2023, UBS

Group AG

had not

introduced

any capital

band, any

conversion capital

or any

reserve
capital.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

288
Share repurchase programs
In February

2021, UBS

initiated a

share repurchase

program of

up to

CHF
4
bn which

concluded on

29 March 2022.
A
total of
177,787,273

shares repurchased

under this

program for

a total

acquisition cost

of USD
3,022
m (CHF
2,775
m)
were

canceled

by

means

of

a

capital

reduction

in

2022,

as

approved

by

shareholders

at

the

2022

AGM.

Remaining
62,548,000

shares purchased

under the

2021 program

for a

total acquisition

cost of

USD
1,115
m (CHF
1,035
m) were
canceled by means of a capital reduction in the second quarter of 2023, as approved by shareholders at the 2023 AGM.
In March 2022, UBS commenced a new two-year share repurchase program of up to USD
6
bn. Under this program, UBS
repurchased
64.6
m shares

in 2023

for a

total acquisition

cost

of USD
1,300
m (CHF
1,202
m).

A total

of
178
m shares
repurchased

under

the

2022

program

and

originally

intended

for

cancellation

purposes

were

repurposed

for

the
acquisition

of

the

Credit

Suisse

Group

and
176
m

shares

were

transferred

to

Credit

Suisse

Group

shareholders

in

an
exchange

of

shares

as

consideration

for

the

acquisition

of

the

Credit

Suisse

Group.

UBS

also

intends

to

cancel

the
remaining shares

purchased under the 2022 program by means of a capital reduction, pending approval by shareholders at a future AGM.
A new, two-year share

repurchase program of up to

USD
6
bn was approved by

shareholders at the 2023 AGM.

However,
repurchases under the share

repurchase programs were temporarily

suspended due to the

acquisition of the Credit

Suisse
Group.
As of or for the year ended
31.12.23 31.12.22 31.12.21
Shares outstanding
Shares issued
Balance at the beginning of the year
3,524,635,722
3,702,422,995
3,859,055,395
Shares canceled
(62,548,000)
1
(177,787,273)
2
(156,632,400)
3
Balance at the end of the year
3,462,087,722
3,524,635,722
3,702,422,995
Treasury shares
Balance at the beginning of the year
416,909,010
302,815,328
307,477,002
Acquisitions
138,791,939
359,378,093
214,270,175
Disposals
(64,270,031)
(67,497,138)
(62,299,449)
Cancellation of second trading line treasury shares
(62,548,000)
1
(177,787,273)
2
(156,632,400)
3
Shares transferred to Credit Suisse Group shareholders as consideration for the acquisition of the Credit Suisse
Group
4
(175,649,481)
Balance at the end of the year
253,233,437
416,909,010
302,815,328
Shares outstanding
3,208,854,285
3,107,726,712
3,399,607,667
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic

EPS
27,849
7,630
7,457
Less: (profit) / loss on own equity derivative contracts
0
0
0
Net profit / (loss) attributable to shareholders for diluted

EPS
27,849
7,630
7,457
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
5
3,152,579,449
3,260,938,561
3,482,963,682
Effect of dilutive potential shares resulting from notional

employee shares, in-the-money options and warrants
outstanding
6
143,416,753
136,531,654
144,277,693
Weighted average shares outstanding for diluted EPS
3,295,996,202
3,397,470,215
3,627,241,375
Earnings per share (USD)
Basic
8.83
2.34
2.14
Diluted

8.45
2.25
2.06
Potentially dilutive instruments
7
Employee share-based compensation awards
2,807,589
4,182,799
5,886,945
Other equity derivative contracts
2,831,228
1,690,247
6,553,051
Total
5,638,817
5,873,046
12,439,996
1 Reflects the

cancellation of shares

purchased under UBS’s

2021 share repurchase

program as approved

by shareholders at

the 2023 Annual

General Meeting

(the AGM).

2 Reflects the

cancellation of shares
purchased under UBS’s

2021 share

repurchase program

as approved by

shareholders at the

2022 AGM.

3 Reflects the

cancellation of

shares purchased under

UBS’s 2018–2021

share repurchase program

as
approved by shareholders at the 2021 AGM.

4 Refer to Note 2 for more information.

5 The weighted average shares outstanding

for basic EPS are calculated by taking

the number of shares at the beginning of
the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and
issuances during the period.

6 The weighted average number of shares for notional

employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of
the awards.

7 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

289
Statement of cash flows
For the year ended
USD m 31.12.23 31.12.22 31.12.21
Cash flow from / (used in) operating activities
Net profit / (loss)
27,866
7,661
7,486
Non-cash items included in net profit and other adjustments:
Depreciation, amortization and impairment of non-financial

assets
3,750
2,061
2,118
Credit loss expense / (release)
1,037
29
(148)
Share of net (profits) / loss of associates and joint ventures and impairment related to associates
348
(32)
(105)
Deferred tax expense / (benefit)
(694)
494
434
Net loss / (gain) from investing activities
(102)
(1,470)
(230)
Net loss / (gain) from financing activities
8,534
(16,587)
100
Negative goodwill
1
(27,748)
Other net adjustments
2
(15,175)
5,844
3,802
Net change in operating assets and liabilities:
2,3
Amounts due from banks and amounts due to banks
3,291
(1,088)
2,148
Receivables from securities financing transactions measured at amortized cost
(3,503)
5,690
(1,565)
Payables from securities financing transactions measured at amortized cost
(2,014)
(1,247)
(751)
Cash collateral on derivative instruments
96
76
(3,312)
Loans and advances to customers
27,877
3,529
(27,460)
Customer deposits
52,786
(8,692)
29,825
Financial assets and liabilities at fair value held for trading and derivative financial instruments
3,674
8,006
(10,516)
Brokerage receivables and payables
(5,962)
6,019
8,115
Financial assets at fair value not held for trading and other financial assets and liabilities
9,938
5,678
19,609
Provisions and other non-financial assets and liabilities
3,920
257
3,010
Income taxes paid, net of refunds
(1,852)
(1,582)
(1,134)
Net cash flow from / (used in) operating activities
86,068
4
14,647
31,425
Cash flow from / (used in) investing activities
Cash and cash equivalents acquired upon the acquisition of the

Credit Suisse Group
1
108,510
Purchase of subsidiaries, associates and intangible assets
(4)
(3)
(1)
Disposal of subsidiaries, associates and intangible assets
121
1,730
593
Purchase of property, equipment and software
(1,685)
(1,643)
(1,841)
Disposal of property, equipment and software
65
161
295
Net (purchase) / redemption of financial assets measured

at fair value through other comprehensive income
30
(699)
(750)
Purchase of debt securities measured at amortized cost
(14,244)
(30,792)
(4,922)
Disposal and redemption of debt securities measured at amortized cost
10,435
18,799
4,507
Net cash flow from / (used in) investing activities
103,228
(12,447)
(2,119)
Statement of cash flows (continued)

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

290
Statement of cash flows (continued)
Table

continues below.
For the year ended
USD m 31.12.23 31.12.22 31.12.21
Cash flow from / (used in) financing activities
Repayment of Swiss National Bank funding
(56,516)
Net issuance (repayment) of short-term debt measured at amortized cost
3,169
(12,249)
(3,093)
Net movements in treasury shares and own equity derivative

activity
(2,779)
(6,006)
(3,341)
Distributions paid on UBS shares
(1,679)
(1,668)
(1,301)
Issuance of debt designated at fair value and long-term debt measured at amortized cost
109,735
79,115
98,272
Repayment of debt designated at fair value and long-term debt measured at amortized cost
(109,471)
(67,670)
(79,909)
Net cash flows from other financing activities
(721)
(617)
(282)
Net cash flow from / (used in) financing activities
(58,262)
(9,094)
10,345
Total cash flow
Cash and cash equivalents at the beginning of the year
195,321
207,875
173,531
Net cash flow from / (used in) operating, investing and financing activities
131,035
(6,895)
39,651
Effects of exchange rate differences on cash and cash equivalents
2
13,955
(5,659)
(5,307)
Cash and cash equivalents at the end of the year
5
340,311
195,321
207,875
of which: cash and balances at central banks
6
314,065
169,363
192,706
of which: amounts due from banks
6
19,227
13,450
13,942
of which: money market paper
6,7
7,018
12,508
1,227
Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash
44,581
15,718
11,163
Interest paid in cash
35,969
8,198
4,707
Dividends on equity investments, investment funds and associates received in cash
8
2,296
1,907
2,531
1 Consideration for the

acquisition of the Credit Suisse

Group was non-cash in

entirety and included UBS‘s ordinary

shares of USD
3,547
m. Refer to Note

2 for more information about

the acquisition of the Credit
Suisse Group.

2 Foreign currency translation and foreign exchange effects on operating assets and liabilities and on cash and cash equivalents are presented within the Other net adjustments line. Does not include
foreign currency hedge effects related to foreign exchange swaps.

3 Effective from 2023, UBS has refined the presentation in

the statement of cash flows and now presents cash flows

from Loans and advances to
customers, Customer deposits,

Receivables from securities

financing transactions measured

at amortized cost

and Payables

from securities financing

transactions measured at

amortized cost as

separate lines.

The
presentation change has had no effect

on Net cash flows from /

(used in) operating activities.

Prior periods have been aligned with

this change in presentation.

4 Includes cash receipts from

the sale of loans and
loan commitments of USD
4,289
m within the Non-core and Legacy business division.

5 USD
4,944
m, USD
4,253
m and USD
3,408
m of Cash and cash equivalents (mainly reflected in Amounts due from banks) were
restricted as of

31 December 2023, 31 December

2022 and 31 December

2021, respectively.

Refer to Note

23 for more

information. Cash and

cash equivalents

as of 31

December 2023 includes

USD
149,645
m
related to Credit Suisse.

6 Includes only balances with an original maturity of three

months or less.

7 Money market paper is included in

the balance sheet under Financial assets at fair

value not held for trading
(31 December 2023:

USD
6,345
m; 31

December 2022:

USD
6,048
m; 31

December 2021:

USD
1,066
m), Other financial

assets measured

at amortized

cost (31 December

2023: USD
415
m; 31

December 2022:
USD
6,459
m; 31 December 2021: USD
141
m) and Financial assets at fair value held for trading (31

December 2023: USD
259
m; 31 December 2022: USD
2
m; 31 December 2021: USD
20
m).

8 Includes dividends
received from associates reported within Net cash flow from / (used in) investing activities.
Changes in liabilities arising from financing activities
USD m
Debt issued
measured at
amortized cost
of which:
short-term
1
of which:
long-term
2
Debt issued
designated at fair
value
Swiss
National Bank
funding
3
Over-the-
counter debt
instruments
4
Total
Balance as of 1 January 2022
139,155
43,098
96,057
73,799
2,128
215,082
Cash flows
(14,333)
(12,249)
(2,084)
13,782
(253)
(804)
Non-cash changes
(10,201)
(1,173)
(9,028)
(13,944)
(190)
(24,335)
of which: foreign currency translation
(3,526)
(1,173)
(2,353)
(1,394)
(115)
(5,035)
of which: fair value changes
(12,550)
(75)
(12,625)
of which: hedge accounting and other effects
(6,675)
(6,675)
(6,675)
Balance as of 31 December 2022
114,621
29,676
84,945
73,638
1,684
189,943
Changes arising upon the acquisition of the Credit

Suisse Group
5
110,491
5,303
105,188
44,909
97,146
4,872
257,418
Cash flows
5,062
3,169
1,893
(520)
(56,516)
(1,109)
(53,083)
Non-cash changes
7,644
381
7,263
10,262
4,224
178
22,308
of which: foreign currency translation
5,291
408
4,882
1,780
4,224
(99)
11,195
of which: fair value changes
8,507
172
8,679
of which: hedge accounting and other effects
2,353
(27)
2,380
(25)
105
2,434
Balance as of 31 December 2023
237,817
38,530
199,288
128,289
44,854
5,625
416,586
of which: Credit Suisse
5
46,884
1,245
45,640
37,154
44,854
4,060
132,953
1 Debt with an original contractual maturity of less than one year.

2 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.

3 Included in balance sheet line Amounts due to banks.

4 Included in balance sheet line Other financial liabilities designated at fair value.

5 Refer to Note 2 for more information
about the acquisition of the Credit Suisse Group.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

291
Notes to the UBS Group AG consolidated financial

statements
Note 1

Summary of material accounting policies
The following table provides an overview of information included in this Note.
292
a)
Material accounting policies
292
Basis of accounting
292
1)

Consolidation

and business combinations
293
2)

Financial instruments
293
a.
Recognition
293
b.
Classification, measurement and presentation
297
c.
Loan commitments and financial guarantees
297
d.
Interest income and expense
297
e.
Derecognition
297
f.
Fair value of financial instruments
298
g.
Allowances and provisions for expected
credit losses
298
h.
Restructured and modified financial assets
298
i.
Offsetting
298

j.
Hedge accounting
303
3)
Fee and commission income and expenses
303
4)
Share-based and other deferred compensation plans
304
5)
Post-employment benefit plans
304
6)
Income taxes
305
7)
Investments in associates
305
8)
Property, equipment and software
305 9)
Goodwill

and other separately identifiable intangible
assets
306
10)
Provisions and contingent liabilities
306
11)
Foreign currency translation
307
12)
UBS Group AG shares

held (treasury shares)

307
b)
Changes in accounting policies, comparability
and other adjustments
307
c)
IFRS Accounting Standards and Interpretations
to be adopted in 2024 and later and other
changes

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

292

Note 1

Summary of material accounting policies (continued)
a) Material accounting policies
This Note describes

the material accounting

policies applied in

the preparation

of the consolidated

financial statements
(the Financial

Statements) of

UBS Group AG

and its

subsidiaries (UBS

or the

Group). On

21 March

2024, the

Financial
Statements were authorized for issue by the

UBS Group AG Board of Directors

(the BoD).

Basis of accounting
The

Financial

Statements

have

been

prepared

in

accordance

with

IFRS

Accounting

Standards,

as

issued

by

the
International Accounting Standards Board (the IASB),

and are presented in US dollars.
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

Critical accounting estimates and judgments
Preparation of these Financial Statements under

IFRS Accounting Standards requires management to apply

judgment and make estimates and assumptions that
affect reported amounts of assets, liabilities,

income and expenses, and disclosure

of contingent assets and liabilities,

and may involve significant uncertainty

at the
time they are

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

The

following

areas

contain

estimation

uncertainty

or

require

critical

judgment

and

have

a

significant

effect

on

amounts

recognized

in

the

Financial
Statements:
– provisional amounts of identifiable assets acquired and liabilities assumed for the acquisition of the Credit Suisse Group (refer to item 1 in this Note and to Note 2);
–
expected credit loss measurement (refer to item 2g in this Note and to Note 20);
–
fair value measurement (refer to item 2f in this Note

and to Note 21);
–
income taxes (refer to item 6 in this Note and to Note

9);
–
provisions and contingent liabilities (refer to item 10 in this

Note and to Note 18);
–
post-employment benefit plans (refer to item 5 in

this Note and to Note 27);
–
goodwill (refer to item 9 in this Note and to Note

13); and
–
consolidation of structured entities (refer to item 1 in this Note and to Note 29).

1) Consolidation and business combinations
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

the entity‘s variable

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

293
Note 1

Summary of material accounting policies (continued)

Business combinations
Business combinations are accounted

for using the acquisition method,

as prescribed by IFRS

3,
Business Combinations
.
Under this method, any excess of the acquisition-date amounts of the identifiable net assets acquired over the fair value
of the consideration

transferred results

in negative

goodwill that

is recognized

in the income

statement on

the date

of
the acquisition, with transaction costs expensed as

incurred. Provisional amounts of identifiable assets acquired, liabilities assumed

and

purchase

consideration

determined

as

of

the

acquisition

date

may

be

subject

to

adjustments

within

a
maximum of one year from the acquisition date (referred

to in this report as measurement period adjustments).
The amount of non-controlling

interests, if any,

is measured at

the non-controlling interest’s

proportionate share of

the
acquiree’s identifiable net assets.
Critical accounting estimates and judgments
When complete information about all relevant facts and circumstances of the acquisition date is not practically available to UBS at the time when the initial acquisition accounting

was applied

in the

period of

acquisition, the

amounts that

form part

of the business

combination accounting

are considered provisional
and subject to further measurement

period adjustments if new

information about facts and circumstances

existing on the date of the

acquisition is obtained
within one year from the acquisition date. In addition, the use of valuation techniques,

modeling assumptions and estimates of unobservable

market inputs
in

determining fair

values require

significant judgment

and could

affect

the provisional

amounts of

identifiable assets

acquired,

liabilities assumed

and
purchase consideration, thereby affecting the resulting goodwill

/ negative goodwill arising from the business combination.

›
Refer to Note 2 for more information relating to

the acquisition of the Credit Suisse Group
2) Financial instruments
a. Recognition
UBS generally recognizes financial instruments when

it becomes a party to contractual provisions of an instrument.
However,

UBS

does

not recognize

assets

received

in

transfers

that

do

not

qualify

for

derecognition

by

the

transferor
(applying

derecognition

principles

under

IFRS

Accounting

Standards

as

described

in

item

2e

below).

UBS

applies
settlement date accounting to all standard purchases

and sales of non-derivative financial instruments.

UBS may act in a

fiduciary capacity, which results in it holding or

placing assets on behalf of individuals, trusts, retirement
benefit plans

and other

institutions. Unless

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
through other

comprehensive income

(FVOCI) if it

is held within

a business model

with the objective

of both collecting
contractual cash flows and selling financial assets.

All other

financial

assets

are measured

at fair

value

through

profit or

loss (FVTPL),

including those

held for

trading

or
those managed on a fair value basis, except for derivatives designated in certain hedge accounting relationships

(refer to
item 2j in this Note for more information).

Business model assessment and contractual cash flow characteristics

UBS

determines

the

nature

of

a

business

model

by

considering

the

way

financial

assets

are

managed

to

achieve

a
particular business objective at the time an asset is recognized.

In assessing whether contractual cash flows are SPPI, the Group considers whether the contractual terms of the financial asset

contain

a

term

that

could

change

the

timing

or

amount

of

contractual

cash

flows

arising

over

the

life

of

the
instrument. This assessment includes contractual

cash flows that may vary

due to environmental, social and governance
(ESG) triggers.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

294
Note 1

Summary of material accounting policies (continued)

Financial liabilities

Financial liabilities measured at amortized cost

Debt issued

measured

at

amortized

cost

includes

contingent

capital

instruments

issued

prior

to

November

2023 that
contain

contractual

provisions

under

which

the

principal

amounts

would

be

written

down

upon

either

a

specified
common equity tier 1

(CET1) ratio breach or

a determination by

the Swiss Financial Market

Supervisory Authority (FINMA)
that a viability

event has occurred.

Such contractual

provisions are

not derivatives, as

the underlying

is deemed to

be a
non-financial

variable

specific

to a

party

to the

contract.

Issuances

after

November

2023 include

a

contractual

equity
conversion feature with the

same triggers, i.e., a CET1

ratio breach or FINMA

viability event. When the

debt is issued in
US dollars, these conversion features are classified as equity and are accounted for in
Share premium

separately from the
amortized cost debt host.
When the legal bail-in mechanism for write-down

or conversion into equity does not form part

of the contractual terms
of issued debt instruments,

it does not affect the accounting classification of these

instruments as debt or equity.
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

derivatives that

are not

closely related

and which significantly

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
– amounts due from banks;
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
Measured at fair value,

with unrealized gains and losses
reported in Other comprehensive income , net of applicable
income taxes, until such investments are derecognized.
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

Annual Report 2023
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
Mandatorily
measured at
FVTPL – Other
Financial assets mandatorily measured at FVTPL that

are
not held for trading include:

– certain structured instruments, certain commercial
loans, and receivables from securities financing
transactions that are managed on a fair value basis;

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

Annual Report 2023
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
payables

from securities financing transactions;

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
instruments.
Designated at
FVTPL
Financial liabilities designated at FVTPL include:
–
issued hybrid debt instruments,

primarily equity-
linked, credit-linked and rates-linked bonds or notes;
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

Annual Report 2023
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

becomes credit

impaired after

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

›
Refer to item 2b in this Note and Note 4

for more information
e. Derecognition

Financial assets
UBS derecognizes a transferred financial

asset, or a

portion of a

financial asset, if the

purchaser has obtained substantially
all the risks and rewards of the asset or a significant part of the risks and rewards combined with a practical ability to sell
or pledge the asset.

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
Refer to Note 23 for more information

Financial liabilities
UBS

derecognizes

a

financial

liability

when

it

is

extinguished,

i.e.,

when

the

obligation

specified

in

the

contract

is
discharged, canceled or expires. When an existing financial liability is exchanged for a new one from the same lender on substantially

different

terms,

or

the

terms

of

an

existing

liability

are

substantially

modified,

the

original

liability

is
derecognized

and

a

new

liability

recognized

with

any

difference

in

the

respective

carrying

amounts

recorded

in

the
income statement.

Certain OTC derivative

contracts and most

exchange-traded futures and option

contracts cleared through central

clearing
counterparties

and exchanges are

considered to be

settled on a

daily basis, as

the payment or

receipt of a

variation margin
on a daily basis represents a legal or economic settlement,

which results in derecognition of the associated derivatives.
›
Refer to Note 22 for more information

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

Annual Report 2023
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

Level 3 financial instruments to reasonably possible

alternative assumptions in Note 21f.

›
Refer to Note 21 for more information
g. Allowances and provisions for expected credit losses
ECL are

recognized for

financial assets

measured at

amortized cost,

financial assets

measured at

FVOCI, fee

and lease
receivables,

financial

guarantees,

and

loan

commitments

not

measured

at

fair

value.

ECL

are

also

recognized

on

the
undrawn portion of comm

itted unconditionally revocable

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
ECL that would result

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

held.
–
Changes in lifetime ECL since initial recognition are also

recognized for assets that are purchased credit impaired (PCI).
PCI financial

instruments include

those that

are purchased

at a

deep discount

or newly

originated with

a defaulted
counterparty;

they remain a separate category until derecognition.

Consistent with

the requirements

of IFRS 3

and IFRS 9,

immediately after

the application

of the

acquisition method

to
the business combination, acquired

financial instruments carried at

amortized cost or FVOCI

that are not deemed credit
impaired are

classified as stage 1

financial instruments and

a maximum

12-month ECL is

recognized, resulting in

a carrying
amount of the respective financial instruments below their acquisition

-date fair value.

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

299
Note 1

Summary of material accounting policies (continued)
Measurement of expected credit losses
IFRS 9 ECL reflect

an unbiased, probability

-weighted estimate

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
are point-in-time(PIT)-based

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

judgment

based.

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
For UBS, the following forward-looking macroeconomic variables represent the most relevant factors for ECL calculation:

–
gross domestic product (GDP)

growth rates, given their significant effect on borrowers’ performance;

–
unemployment rates, given their significant effect on private clients’ ability to meet contractual obligations;

–
house price indices, given their significant effect on mortgage collateral valuations;

–
interest rates, given their significant effect on counterparties’

abilities to service debt;

–
consumer price

indices, given

their overall

relevance for

companies’ performance,

private clients’

purchasing power
and economic stability; and
–
equity indices, given that they are an important factor

in UBS’s corporate rating tools.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

300
Note 1

Summary of material accounting policies (continued)
Scenario generation, review process and governance
A team of economists,

which is part of

Group Risk Control,

develops the forward

-looking macroeconomic assumptions
with involvement from a broad range

of experts.
The scenarios,

their weights

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

for assessing an SICR,

always from the

respective
reporting date.
Significant increase in credit risk

Financial instruments subject

to ECL are

monitored on an

ongoing basis. To

determine whether the

recognition of a
maximum 12

-month ECL

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

301
Note 1

Summary of material accounting policies (continued)

SICR thresholds
Internal rating at origination

of the instrument
Rating downgrades /
SICR trigger
0–3 3
4–8 2
9–13 1
›
Refer to the “Risk management and control” section of this

report for more details about UBS’s internal rating system
Irrespective of

the SICR

assessment based

on default

probabilities, credit

risk is

generally deemed

to have

significantly
increased for an instrument if contractual payments

are more than 30 days past due. For certain

less material portfolios,
specifically the Swiss

credit card portfolio, the

30-day past due

criterion is used

as the primary

indicator of an

SICR. Where
instruments are trans

ferred to stage 2

due to the

30-day past due

criterion, a minimum

period of six

months is applied
before a

transfer back

to stage 1 can

be triggered,

where applicable.

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
Critical accounting estimates and judgments
The calculation of ECL requires

management to apply significant

judgment and make estimates

and assumptions that can

result in significant changes to

the
timing and the amount of ECL recognized.

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

that may significantly
affect ECL. The models are governed

by UBS’s model validation controls and

approved by the GMGC.

The post-model adjustments are approved by the

ECL
Management Forum and endorsed by the

GMGC.
A sensitivity analysis covering key macroeconomic

variables, scenario weights and SICR trigger

points on ECL measurement is provided in Note 20f.

›
Refer to Note 20 for more information

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

302
Note 1

Summary of material accounting policies (continued)
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

j. Hedge accounting
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
Equity
, while any gains

or losses relating to

the ineffective and

/ or undesignated portion
(for example, the

interest element of

a forward contract) are

recognized in the

income statement. Upon

disposal or partial
disposal of the foreign

operation, the cumulative

value of any

such gains or losses

recognized in
Equity

associated with
the entity is reclassified to Other income .

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

303
Note 1

Summary of material accounting policies (continued)
Interest Rate Benchmark Reform

UBS continued

hedge accounting during

the period of

uncertainty before existing interest

rate benchmarks were

replaced
with alternative

risk-free interest rates. During

this period, UBS

assumed

that the

current benchmark rates

would continue
to exist,

such that

forecast transactions

were considered

highly probable

and hedge

relationships remain,

with little

or
no

consequential

impact

on

the

financial

statements.

Upon

replacement

of

existing

interest

rate

benchmarks

by
alternative risk-free

interest

rates, UBS

applied the

requirements

of
Amendments to

IFRS 9, IAS 39,

IFRS 7, IFRS

4 and
IFRS 16 (Interest Rate Benchmark Reform – Phase 2) , where applicable .
›
Refer to Note 26 for more information
3) Fee and commission income and expenses
UBS earns

fee income

from the

diverse range

of services

it provides

to its

clients. Fee

income can

be divided

into two
broad

categories:

fees

earned from

services

that

are

provided

over

a

certain

period

of time,

such

as

management

of
clients’ assets, custody services

and certain advisory

services; and fees

earned from PIT services,

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
PIT services

are generally

for a

fixed price

or dependent

on deal size,

e.g., a

fixed number

of basis

points of trade

size,
where the amount of revenue is known when the performance obligation is met. Fixed-over-time fees are recognized on a straight-line

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

to the satisfaction

of specific performance

obligations associated with

the generation of

revenues,
which

are

generally

presented

within
Total

revenues

as
Fee

and

commission

expense
,

and

those

that

are

related

to
personnel, general and administrative expenses, or depreciation and amortization,

which are presented within
Operating
expenses
. For derivatives execution and

clearing services (where UBS

acts as an agent), UBS

only records its specific fees
in

the

income

statement,

with fees

payable

to

other

parties

not

recognized

as

an

expense

but

instead

directly

offset
against the associated income collected from the given client.
›
Refer to Note 5 for more information, including the

disaggregation of revenues
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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

304
Note 1

Summary of material accounting policies (continued)

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
assets to pay

employees the benefits

relating to employee service

in the current

and prior periods.

Compensation expense
is recognized when

the employees have

rendered services

in exchange for

contributions. This

is generally in the

year of
contribution. Prepaid

contributions are

recognized as

an asset to

the extent that

a cash refund

or a reduction

in future
payments is available.
6) Income taxes
UBS is subject to the income

tax laws of Switzerland and those

of the non-Swiss jurisdictions in which

UBS has business
operations.
The Group’s provision for income taxes is composed of current and deferred taxes. Current income taxes represent taxes to be paid or refunded for the current period or previous periods

.

Deferred tax assets

(DTAs) and

deferred tax liabilities

(DTLs) are

recognized for

temporary differences between

the carrying
amounts and

tax bases

of assets

and liabilities

that will

result in

deductible

or taxable

amounts,

respectively

in future
periods. DTAs may also arise

from other sources, including unused

tax losses and unused tax

credits. DTAs and DTLs are
measured using

the applicable

tax rates

and laws

that

have been

enacted

or substantively

enacted

by the

end of

the
reporting period and that will be in effect when such differences are expected to reverse.
DTAs are recognized

only to the extent

it is probable

that sufficient taxable

profits will be

available against which

these
differences can

be used

.

When an

entity

or tax

group has

a history

of recent

losses, DTAs

are only

recognized

to the
extent that there are sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses can be utilized.
Deferred and current tax

assets and liabilities are

offset when: (i) they arise

in the same tax

reporting group; (ii) they relate
to the

same tax

authority; (iii) the

legal right

to offset

exists; and

(iv) with respect

to current

taxes they

are intended

to
be settled net or realized simultaneously.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

305
Note 1

Summary of material accounting policies (continued)

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

›
Refer to Note 9 for more information

7) Investments in associates
Interests in entities where UBS

has significant influence over

the financial and

operating policies of these

entities but does
not have

control are

classified as

investments in

associates and

accounted for

under the

equity method

of accounting.
Typically,

UBS has

significant influence

when it

holds,

or has

the ability to

hold,

between 20%

and 50%

of an

entity’s
voting rights. Investments in associates are initially recognized at cost, and the carrying amount is increased or decreased
after the date of acquisition to recognize the Group’s share of the investee’s comprehensive income and any impairment
losses. The net

investment in an

associate is impaired

if there is

objective evidence of

a loss event

and the carrying

amount
of the investment in the associate exceeds its recoverable

amount.
›
Refer to Note 29 for more information
8) Property, equipment and software
Property,

equipment and

software

is measured

at cost

less accumulated

depreciation and

impairment losses.

Software
development costs are capitalized

only when the costs can be measured

reliably and it is probable

that future economic
benefits

will

arise.

Depreciation

of

property,

equipment

and

software

begins

when

they

are

available

for

use

and

is
calculated on a straight-line basis over an asset’s estimated useful life.

Property,

equipment

and

software

are

generally

tested

for

impairment

at

the

appropriate

cash-generating

unit

level,
alongside goodwill and intangible assets as

described in item 9 in this Note.

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
›
Refer to Note 12 for more information
9) Goodwill and other separately identifiable intangible

assets
Goodwill represents

the

excess

of

the

consideration over

the

fair

value

of

identifiable assets,

liabilities and

contingent
liabilities

acquired that

arises in

a business

combination.

Goodwill

is not

amortized

but is

assessed

for impairment

at the

end
of each reporting period,

or when indicators of impairment exist.

UBS tests goodwill for impairment

annually,

irrespective
of whether there

is any

indication of impairment.

An

impairment

charge

is recognized

in

the

income

statement

if the
carrying amount exceeds the recoverable amount of a

cash-generating unit.
Negative goodwill, generally determined based on the difference between the (provisional) fair values for the identifiable
assets

acquired

and

liabilities

assumed

and

consideration

transferred,

is

recognized

in

the

income

statement

on

the
acquisition date.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

306
Note 1

Summary of material accounting policies (continued)

Separately from goodwill, UBS recognizes identifiable intangible assets acquired in a business combination that were not previously recognized

in the

financial statements

of the

acquiree. Amortization

of these

intangible assets

is recognized
on a straight

-line basis

over their

estimated useful

life. These

assets are

tested for

impairment at

the appropriate

cash-
generating-unit level.
Critical accounting estimates and judgments
UBS‘s methodology for

goodwill impairment testing is

based on a

model that is

most sensitive to

the following key

assumptions:

(i) forecasts of earnings
available to shareholders (typically estimated

on a discrete basis for years

one to three but could extend

up to five years, as permitted

under IFRS Accounting
Standards, in order to reflect facts and circumstances specific to a cash-generating unit);

(ii) changes in the discount rates; and (iii) changes in

the long-term
growth rate.

Earnings available to

shareholders are estimated on the

basis of forecast results, which

are part of the business

plan approved by the BoD.

The discount rates
and

growth

rates

are

determined

using

external

information,

and

also

considering

inputs

from

both

internal and

external

analysts

and

the

view

of
management.

The key

assumptions used

to determine

the recoverable

amounts of

each cash-generating

unit are

tested for

sensitivity by

applying reasonably

possible
changes to those assumptions.

›
Refer to Notes 3 and 13 for more information

10) Provisions and contingent liabilities
Provisions are

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

revocable credit line.

Consistent
with this presentational approach, fair value of

loans commitments and financial guarantees acquired through a business
combination is also presented in Provisions .
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
Contingent

liabilities,

more

specifically

in

relation

to

litigations,

recognized

in

a

business

combination

are

initially
measured at fair value. Subsequently, they are measured at the higher of the initial fair value and the amount that would
be recognized in accordance with the requirements for provisions outlined above, until the contingency is resolved.
Critical accounting estimates and judgments
Recognition of provisions often involves significant judgment in assessing the existence of an obligation that results from past events and in estimating the
probability, the timing and the amount of any outflows of resources. This is particularly the case for litigation, regulatory and similar matters, which, due to their nature, are subject to many uncertainties,

making their outcome difficult to predict.

The amount of

any provision recognized

is sensitive to

the assumptions used,

and there could

be a wide

range of possible

outcomes for any

particular matter.
Management regularly

reviews all

the available

information regarding

such matters,

including legal advice,

to assess

whether the

recognition criteria for
provisions have been satisfied and to determine the

timing and the amount of any potential outflows.
›
Refer to item 1 in this Note, Note 2

and Note 18 for more information
11) Foreign currency translation
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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

307
Note 1

Summary of material accounting policies (continued)
Non-monetary items measured at historical cost are translated at the exchange rate on the date of the transaction.

Upon consolidation,

assets and

liabilities

of foreign

operations

are translated

into US dollars,

UBS’s presentation

currency,

at
the closing exchange

rate on the balance

sheet date, and income

and expense items

and other comprehensive

income are
translated at

the average rate for

the period. The

resulting foreign

currency translation

differences are

recognized in
Equity
and reclassified

to the income

statement

when UBS

disposes of,

partially or

in its entirety,

the foreign

operation

and UBS no
longer controls

the foreign operation.
Share

capital issued,

share premium

and treasury shares

held are translated

at the historic

average rate, with

the difference
between the historic

average rate and

the spot rate realized

upon repayment of

share capital or

disposal of treasury

shares
reported

as
Share

premium.

Cumulative

amounts

recognized

in
Other

comprehensive

income

in respect

of cash

flow hedges
and financial assets

measured at FVOCI

are translated

at the closing exchange

rate as of the balance

sheet dates, with

any
translation

effects adjusted

through
Retained earnings .
›
Refer to Note 33 for more information
12) UBS Group AG shares held (treasury shares)

UBS Group AG

shares held

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
New or amended accounting standards
IFRS 17 , Insurance Contracts
Effective

from

1 January

2023,

UBS

has

adopted

IFRS

17,
Insurance

Contracts
,

which

sets

out

the

accounting
requirements for contractual rights

and obligations that

arise from insurance contracts

issued and reinsurance contracts
held. The adoption has had no material effect on the Group’s financial statements.

Amendments to IAS 12 , Income Taxes
In May 2023, the IASB issued amendments

to IAS 12,
Income Taxes
, in relation to top-up taxes on income

under Global
Anti-Base Erosion

Rules that

is imposed under

legislation that

has been enacted

or substantively

enacted to

implement
the Pillar Two model rules published by the Organisation

for Economic Co-operation and Development.
Certain countries in

which the Group

operates had enacted

such legislation by

31 December 2023, including

Switzerland,
which introduced a tax with effect from 1 January 2024

that is expected to be a qualified domestic minimum

top-up tax,
and

other

countries

(including

Germany,

France

and

Italy)

also

introduced

top-up

taxes

in

respect

of

a

non-domestic
group’s worldwide operations

with effect from

1 January 2025. Moreover,

it is expected

that other countries

will enact
such legislation in 2024.
The amendments to IAS

12 introduced an exception,

whereby deferred tax

assets and deferred tax

liabilities should not
be

recognized

or

disclosed

in

respect

of

top-up

taxes,

which

has

been

applied

for

the

purposes

of

these

financial
statements.

An assessment was

performed of the

Group’s potential

exposure to top-up

taxes under legislation

that was enacted

or
substantively

enacted

to

implement

the

Pillar

Two

model

rules

by

31 December

2023,

reflecting

country-by-country
reporting and, also, the corporate tax

expenses of Group entities for

recent years and those expected in

future years. This
assessment indicated that the Group’s profits

in future years are expected to be almost

entirely earned in countries with
corporate

tax

expenses

that

are

at

a

tax

rate

of

15%

or

more

and

will

not,

therefore,

be

subject

to

top-up

taxes.
Consequently, the Group is

not expected to have a material

annual exposure to top-up taxes

for future years under

this
legislation.

c) IFRS Accounting Standards and Interpretations

to be adopted in 2024 and later and other changes
Other amendments to IFRS Accounting Standards
The IASB has issued

a number of

minor amendments to

IFRS Accounting Standards,

effective from

1 January 2024 and
later.

These amendments are not expected to have a significant

effect on the Group when they

are adopted.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

308

Note 2 Accounting for the acquisition of the Credit

Suisse Group
The transaction
On 12 June

2023, UBS Group AG

acquired Credit

Suisse Group

AG, succeeding

by operation

of Swiss

law to

all assets
and liabilities

of Credit

Suisse Group AG,

and became

the direct

or indirect

shareholder of

all of

the former

direct and
indirect subsidiaries of Credit Suisse Group AG (the Transaction).
The acquisition followed a request from the Swiss Federal Department of Finance, the Swiss

National Bank and the Swiss
Financial Market Supervisory

Authority (FINMA) to

both firms

to duly

consider the Transaction

in order to

restore necessary
confidence in the stability of

the Swiss economy and banking

system and to serve the

best interests of the shareholders
and stakeholders of UBS and Credit Suisse. The firms subsequently entered into a merger agreement on 19 March 2023.
Upon the

completion

of the

Transaction,

each

outstanding

registered

Credit

Suisse

Group AG

share

converted

to the
right to

receive, subject

to the

payment of

certain fees

to the

Credit Suisse

Depositary in

the case

of Credit

Suisse American
depositary

shares,

a

merger

consideration

consisting

of
1/22.48

UBS Group AG

shares.

In

aggregate,

Credit

Suisse
Group AG shareholders received
5.1
% of the outstanding

UBS Group AG shares on the acquisition

date, with a purchase
price of USD
3.7
bn.
Accounting principles: conversion from US GAAP

to IFRS Accounting Standards of the Credit Suisse Group
and IFRS 3 purchase price allocation

The acquisition of the Credit Suisse Group constitutes a business combination under IFRS 3, Business Combinations , and is required to be accounted for by applying the acquisition method of accounting.
As part of the

acquisition method of accounting, the

assets and liabilities of

the Credit Suisse Group have

been converted
from US

generally accepted

accounting principles

(GAAP) to

IFRS Accounting

Standards. The

most material

conversion
impact arose

from

the

different

derivative

netting rules,

resulting

in an

increase

in
Total assets

of

USD
70
bn,

with no
impact on Equity
. Other conversion

adjustments arose

from the

removal of the

Swiss pension

surplus and the

different
methods used to calculate expected credit losses.
›
Refer to Note 20 for more information about the expected

credit losses recognized as an additional measurement adjustment following the acquisition date
Remeasurement of assets, liabilities and off-balance

sheet arrangements at the acquisition date as part of
the IFRS 3 purchase price allocation
Financial instruments
The financial

assets and

liabilities of

the Credit

Suisse Group

have been

remeasured

to fair

value as

of the

acquisition
date,

resulting

in

the

provisional

fair

values

disclosed

below,

with

negative

fair

value

adjustments

of

USD
14.9
bn,
including USD
4.8
bn recognized

on financial

instruments that

are classified

at fair

value through

profit or

loss and

fair
value

adjustments

of

USD
10.1
bn

recognized

on

financial

instruments

at

amortized

cost

and

off-balance

sheet
commitments and guarantees. Fair

value adjustments on financial instruments

measured at fair value

on the acquisition
date were

primarily driven by

a change in

management’s view

of the principal

and most advantageous

markets and to
reflect additional liquidity adjustments.
In

particular,

material

fair

value

adjustments

have

been

made

regarding

the

Credit

Suisse

Group

lending

portfolio,
including

mortgages

and

corporate

lending, to

bring

the

financial

instruments

from

amortized

cost

to

fair

value.

Fair
value adjustments applied to amortized-cost financial instruments and lending arrangements that are fair

valued through
profit or

loss will

generally

accrete to

par over

their expected

lives through
Interest income

from financial

instruments
measured at amortized cost and fair value through other

comprehensive income
, Fee and commission income

and
Other
net

income

from

financial

instruments

measured

at

fair

value

through

profit

or

loss

in

the

income

statement

if

the
instruments continue to be held.

›
Refer to Note 21 for more information
Adjustments have

also been

made to

other asset

and liability

categories, with

new intangible

assets of

USD
0.9
bn and
additional litigation provisions and contingent liabilities

of USD
5.4
bn recognized as detailed below. Furthermore, Credit
Suisse Group goodwill has been derecognized, the fair value of its internally generated software has been marked down in consideration of how market participants would value acquired software,

and its real estate held and leased has been
revalued.

With the acquisition

date of 12 June

2023, for convenience

the Credit Suisse

Group was consolidated

from 31 May 2023,
as the impact

of transactions and

activities in the

period from 31 May

2023 to 12 June

2023 on the

consolidated financial
statements was not material.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

309
Note 2 Accounting for the acquisition of the Credit

Suisse Group (continued)
Intangible assets
Included in Intangible assets

is a fair value

of USD
0.9
bn for core

deposits and customer

relationship intangibles,

which
were recognized as part of the acquisition of

the Credit Suisse Group. These assets were not previously recognized in the financial statements of the Credit Suisse

Group. The fair value of

the core deposits intangible asset was

determined using
the after-tax cost

savings method under

the income approach.

After-tax cost savings

were estimated

by comparing the
cost of the

existing deposits

(including the

cost of

maintaining them)

to the

cost of

obtaining alternative

funds from

a
mix

of

diversified

funding

sources

available

to

market

participants.

The

core

deposits

intangible

asset

represents

the
present value of the after-tax cost savings expected

to be realized over the remaining useful

life of the deposits. The fair
value of

the customer

relationship intangible

asset was

determined using

the multi-period

excess earnings

method (an
income-based

valuation

methodology),

by

discounting

estimated

after-tax

excess

earnings

attributable

to

existing
customer relationships over

their remaining useful

lives. Both intangible asset

valuations include assumptions

consistent
with

how

a

market

participant

would

estimate

fair

values,

such

as

growth

and

attrition

rates

and

projected

fee

and
interest income, as well as related costs to

service the relationships and deposits, and discount rates.

Also

included

in
Intangible

assets

are

mortgage-servicing

rights

(MSRs)

of

USD
0.4
bn,

which

represent

the

right

to
perform specified mortgage-servicing activities on

behalf of third parties, generating income through

servicing fees. The
MSRs were valued using a discounted cash flow model.
Additional provisions and contingent liabilities

Included in Provisions and contingent liabilities

is USD
5.4
bn for additional litigation provisions and contingent

liabilities,
which includes USD
1.6
bn for litigation provisions, in addition to

the existing USD
1.3
bn provision previously recorded by
the

Credit

Suisse

Group

to

reflect

management’s

assessment

of

the

associated

probability,

timing

and

amount
considering

new

information,

and

USD
3.8
bn

contingent

liabilities

for

certain

obligations

in

respect

of

litigation,
regulatory

and

similar

matters

identified

in

the

purchase

price

allocation.

The

timing

and

actual

amount

of

outflows
associated with litigation

matters are

uncertain. UBS has

continued to assess

the development

of these obligations

and
the amount and timing

of potential outflows. The

USD
3.8
bn contingent liabilities reflects an

increase of USD
0.8
bn from
the previously

reported

USD
3.0
bn, with

an additional

USD
45
m increase

in litigation

provisions recognized,

following
publication of the UBS Group fourth quarter

report as detailed in the table on the following page.
In addition, UBS

has also recognized

USD
4.5
bn for fair

value adjustments on

acquired loan commitments

and guarantees
recognized

under IFRS

Accounting

Standards

as a

consequence

of the

acquisition,

of which

USD
2.3
bn

is included

in
Provisions and contingent liabilities

and USD
2.2
bn is included as fair value loan commitments within Derivative financial instruments

liabilities,

consistent

with

the

classification

of

financial

assets

that

arise

from

drawdowns

of

these

loan
commitments.
›
Refer to “IFRS 3 measurement period adjustments

in the third and fourth quarters of 2023 for

the acquisition of the Credit Suisse
Group” in this Note
›
Refer to Note 18 for more information

Determination of the purchase price consideration

Measure
Credit Suisse Group ordinary shares outstanding, 12

June 2023
Number of shares (m)
3,949
Exchange ratio (1 to 22.48) Ratio
0.04
UBS ordinary shares Number of shares (m)
176
UBS ordinary share price CHF
18.35
Purchase price consideration, before consideration of share-based compensation awards
CHF m
3,223
Purchase price consideration, before consideration of share-based compensation awards using an exchange rate of 1.10
1
USD m
3,547
Impact of share-based compensation awards
2
USD m
162
Purchase price consideration, after consideration of share-based compensation awards USD m
3,710
Settlement of pre-existing relationships USD m
135
Provisional purchase price consideration, after consideration of pre-existing relationships USD m
3,845
Net cash and cash equivalents acquired with the Credit Suisse

Group (included in cash flows from investing activities)
USD m
108,510
of which: cash and balances at central banks USD m
93,012
of which: amounts due from banks USD m
12,601
of which: money market paper USD m
2,897
1 The purchase

price consideration is

reflected as a

reduction to treasury

shares of the

Group at their

weighted average cost,

with the difference

between the fair

value of UBS

shares on the

closing date and the
weighted average cost of treasury shares

in the UBS Group balance sheet

on the closing date taken

as an adjustment to share premium.

As of 12 June 2023,

this resulted in a total purchase

price of approximately
USD
3.7
bn, based on the UBS

Group AG share price

on 12 June 2023

and before considering the

effect of pre-existing relationships.

2 Represents the value

of share-based compensation awards

outstanding to
Credit Suisse employees attributable to the service period completed on the date of acquisition.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

310
Note 2 Accounting for the acquisition of the Credit

Suisse Group (continued)
IFRS 3 measurement period adjustments for the acquisition

of the Credit Suisse Group
The

acquisition

of

Credit

Suisse AG

was

made

without

the

ordinary

due

diligence

procedures

and

outside

the
conventional time frame for

an acquisition of

this scale and nature.

As such, complete

information about all relevant

facts
and circumstances

of the

acquisition date

were not

practically available

to UBS

at the

time when

the initial

acquisition
accounting was

applied for

the purpose

of the

UBS Group

second quarter

2023 report,

third quarter

2023 report

and
fourth quarter 2023

report.

Due to the complexity

and size of the

transaction and the

integration process, it

is possible
that

new

information

about

relevant

facts

and

circumstances

of

the

acquisition

date

becomes

available

to

the
management after the

date of issuance of these

financial statements. Consequently,

the amounts that form

part of the
business

combination

accounting

are

considered

provisional

and

may

be

subject

to

further

measurement

period
adjustments

if new

information

about

the facts

and circumstances

existing

on the

date of

the acquisition

is obtained
within one year from the acquisition date.
In the second half of

2023, in light of the

additional information

about circumstances

existing on the acquisition

date that
became

available

to

the

management, IFRS

3

measurement period

adjustments were

made

in

Non-core

and

Legacy,
reflecting additional decisions to sell acquired loans and

off-balance sheet loan commitments.

In addition, further IFRS 3
measurement period

adjustments have been

made to the acquisition

date fair value of

certain loans

and off-balance sheet
loan commitments following

a detailed

review in Non-core and Legacy, Personal & Corporate

Banking and Global Wealth
Management,

and to litigation

contingent liabilities

in Non-core

and Legacy.
Additionally, several presentational changes resulted in a reclassification of financial assets reported at fair value not held for trading

to financial

assets at

fair value

held for

trading in

the acquisition

date balance

sheet to

align with

presentational
approaches followed by the UBS Group.
Previously reported financial information has been revised

for these effects as set out in the table below.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

311
Note 2 Accounting for the acquisition of the Credit

Suisse Group (continued)
Effect of measurement period and presentation adjustments on the acquisition date balance sheet

The table

below sets

out the

identifiable net

assets attributable

to the

acquisition of

the Credit

Suisse Group

as of

the
acquisition

date

and

includes

the

effects

of

adjustments

on

the

acquisition

date

balance

sheet

made

during

the
measurement period and detailed below.

USD m
Purchase price consideration, after consideration of share-based compensation awards
3,710
Credit Suisse Group net identifiable assets on the acquisition date
Assets
As previously
reported in the
second quarter 2023
report
Measurement period
adjustments
Reference
number Revised
Cash and balances at central banks
93,012
93,012
Amounts due from banks
13,590
13,590
Receivables from securities financing transactions measured at amortized cost
26,194
26,194
Cash collateral receivables on derivative instruments
20,878
20,878
Loans and advances to customers
261,839
(14,620)
2, 4
247,219
Other financial assets measured at amortized cost
13,440
(12)
2
13,428
Total financial assets measured at amortized cost
1
428,954
(14,632)
414,322
Financial assets at fair value held for trading
35,046
21,191
2, 3
56,237
Derivative financial instruments
62,162
62,162
Brokerage receivables
366
366
Financial assets at fair value not held for trading
61,305
(7,106)
3
54,199
Total financial assets measured at fair value through profit or loss
158,879
14,085
172,964
Financial assets measured at fair value through other comprehensive income
1
0
0
Investments in associates
1,657
(88)
1,569
Property, equipment and software
6,055
6,055
Intangible assets
1,287
1,287
Deferred tax assets
942
56
998
Other non-financial assets
6,892
6,892
Total assets
604,667
(579)
604,088
Liabilities
Amounts due to banks
107,617
107,617
Payables from securities financing transactions measured at amortized cost
11,911
11,911
Cash collateral payables on derivative instruments
10,939
10,939
Customer deposits
183,119
183,119
Debt issued measured at amortized cost
110,491
110,491
Other financial liabilities measured at amortized cost
7,992
7,992
Total financial liabilities measured at amortized cost
432,070
432,070
Financial liabilities at fair value held for trading
5,711
5,711
Derivative financial instruments
66,091
1,691
2
67,782
Brokerage payables designated at fair value
316
316
Debt issued designated at fair value
44,909
44,909
Other financial liabilities designated at fair value
7,574
7,574
Total financial liabilities measured at fair value through profit or loss
124,601
1,691
126,292
Provisions and contingent liabilities
11,052
(1,107)
2, 4
9,945
Other non-financial liabilities
3,888
13
3,901
Total liabilities
571,611
598
572,209
Non-controlling interests
(285)
(285)
Fair value of net assets acquired
32,771
(1,177)
31,594
Settlement of pre-existing relationships
135
135
Provisional negative goodwill resulting from the acquisition
28,925
(1,177)
27,748
1 Refer to Note 10 for information about credit quality of financial assets, including purchased credit-impaired positions.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

312
Note 2 Accounting for the acquisition of the Credit

Suisse Group (continued)

The table below provides details of the measurement

period adjustments shown above.
Reference

Measurement period adjustment
2
The application of measurement period adjustments

to the accounting for the acquisition of the

Credit Suisse Group resulted in the
following classification and measurement changes

in accordance with IFRS 9 in 2023, with respective

application in the acquisition date
balance sheet:
– USD
14.3
bn of loans and advances to customers

and USD
12
m of other financial assets measured at amortized

cost in Non-core and
Legacy previously reported in the UBS Group second quarter

2023 report as accounted for on an amortized-cost

basis were
reclassified in the UBS Group third and fourth quarter 2023

reports to financial assets measured at fair value held

for trading;

– USD
27.5
bn notional value of loan commitments and

a corresponding USD
2.0
bn fair value, previously not subject to ongoing
remeasurement at fair value, were reclassified to derivative loan commitments measured at fair value through profit or loss in the

UBS
Group third quarter 2023 report; and
– USD
0.3
bn of derivative liabilities decreased, with

a corresponding decrease of USD
0.3
bn in financial assets measured at fair value
held for trading in the acquisition date balance

sheet, in the UBS Group fourth quarter 2023 report.
As a consequence of the classification and

measurement adjustments, USD
0.1
bn of stage 1 and 2 expected credit losses

have been
reversed from the income statement and, accordingly, a USD
0.1
bn increase in net profit recognized in the second quarter of

2023.

Additionally, interest income of USD
0.2
bn for the quarter ended 30 September

2023 (USD
0.1
bn for the quarter ended 30 June 2023)
was reclassified from
Interest income from financial instruments

measured at amortized cost and fair value

through other
comprehensive income

to
Net interest income from financial instruments

measured at fair value through profit or loss

and other
, with
no impact on Net interest income .
3 A reclassification of USD
7.1
bn of financial assets reported at fair value not

held for trading to financial assets at fair value

held for
trading was performed in the fourth quarter of

2023 to align with the presentation approach followed

by the UBS Group.
4
After the publication of the UBS Group fourth quarter

2023 report and following the completion

of detailed assessments and reviews of
acquisition date fair values, several measurement

period adjustments were approved by management,

mainly resulting in the following
changes:
– a USD
0.3
bn decrease in the fair value for loans and advances

to customers measured at amortized cost

as of 31 May 2023 mainly
following individual counterparty credit assessments;

and
– a USD
0.9
bn increase in provisions and contingent liabilities related to litigation recognized in accordance with IFRS 3 as of

31 May
2023 following further comprehensive reviews, including

of additional information, which impact

the assessment of possible and
probable outcomes as of the acquisition date. USD
0.8
bn of the USD
0.9
bn increase relates to contingent liabilities, with the
remaining USD
45
m from litigation provisions.
These changes have resulted in a net USD
1.2
bn reduction to negative goodwill resulting from the

acquisition compared with the
amount originally published in the UBS Group second

quarter 2023 report.
Determination of negative goodwill
The acquisition of the

Credit Suisse Group on 12 June

2023 resulted in provisional negative goodwill

of USD
27.7
bn. This
negative

goodwill

represents

the

difference

between

the

fair

values

for

the

identifiable

assets

acquired

and

liabilities
assumed,

except

for

amounts

related

to leases

and

employee

benefits,

which

have

been

determined

by applying

the
requirements in IFRS 16 and IAS 19, respectively,

and consideration transferred.
The USD
27.7
bn provisional negative

goodwill is USD
1.2
bn lower than the

previously reported USD
28.9
bn provisional
negative

goodwill

following

further

measurement

period

adjustments

concluded

after

publication

of

the

UBS

Group
fourth quarter 2023 report as detailed in the table above.

The negative goodwill

has been recognized

as of

the acquisition

date in

the income

statement on

a separate line,
Negative
goodwill
. The pre-tax gain arising

from negative goodwill on

the acquisition of the

Credit Suisse Group did not

result in
any tax expense.
Acquisition-related costs to effect the acquisition

UBS incurred

certain acquisition-related

costs to

effect

the acquisition.

These consisted

primarily of

advisory,

legal and
consulting

fees.

These

costs

were

expensed

as

incurred.

In

2023,

a

total

of

USD
0.2
bn

was

included

in
General

and
administrative expenses

in the income statement.

Derecognition of loans and loan commitments
During the second half of 2023, the Group recognized gains on the early termination and natural roll-off, accelerated by actions

to

actively

unwind

the

portfolio

in

Non-core

and

Legacy

on

loans

and

loan

commitments

of

USD
0.1
bn

and
USD
0.6
bn, respectively.
Pro forma financial information
From the

date of acquisition

until 31 December

2023, the Credit

Suisse Group

contributed USD
7.6
bn of net

revenues
and an

overall net

loss of

USD
3.5
bn to

the net

profit

of the

UBS Group.

For illustration

purposes, the

pro

forma net
revenues and net

loss for the

UBS Group for

the year ended

31 December 2023 if

the business combination

had taken
place on 1 January 2023 are estimated as USD
46.1
bn and USD
2.1
bn, respectively.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

313
Note 2 Accounting for the acquisition of the Credit

Suisse Group (continued)
This pro forma

information is based

on the actual

annual results of

the consolidated UBS

Group, as reported

(including
Credit Suisse for the seven months since the acquisition), and the Credit Suisse

US GAAP results for the first five months
of 2023,

adjusted for

the estimated

effect of

conversion to

IFRS Accounting

Standards and

the effects

from purchase
price allocation adjustments under IFRS 3, Business Combinations
.

The pro forma net

revenues and net

loss exclude the

impact from negative goodwill

recognized from the

acquisition of
the Credit

Suisse Group

of USD
27.7
bn and

certain items

recognized by

the Credit

Suisse Group

in 2023

prior

to the
acquisition date, including a gain from the write-down of additional tier 1 (AT1) capital notes of USD
16.4
bn, a goodwill
impairment charge, mostly related to Wealth Management (Credit Suisse),

of USD
1.4
bn and a gain from the reversal of
contingent

compensation

award

accruals

of

USD
0.4
bn.

These

items

are

considered

non-recurring

and

therefore

not
representative of the normal course of business.

The pro forma net revenues and net loss do not purport to represent what UBS’s actual results of operations would have
been had

the transaction occurred

on the

date indicated, nor

are they

necessarily indicative of

future results of

operations.
The

pro forma

net

revenues

and net

loss also

do not

consider

any

potential impacts

of current

market

conditions on
revenues, assets or liabilities.

Nor do they reflect

expense efficiencies, asset dispositions

or business reorganizations that
are or

may be contemplated,

or any

cost or revenue

synergies, including further

potential restructuring actions,

associated
with the acquisition of the Credit Suisse Group.

Segment reporting – integration of UBS’s and Credit Suisse’s businesses and establishment of Non-core and
Legacy

Prior to the

third quarter of

2023, UBS’s businesses

were organized globally

into four business

divisions (Global Wealth
Management,

Personal

&

Corporate

Banking,

Asset

Management

and

the

Investment

Bank),

each

qualifying

as

a
reportable

segment,

and

Group

Functions.

Credit

Suisse’s

businesses

were

organized

globally

into

five

reportable
segments

(Wealth

Management

(Credit

Suisse),

Swiss

Bank (Credit

Suisse),

Asset

Management

(Credit

Suisse),

the
Investment Bank (Credit Suisse) and the Capital Release

Unit (Credit Suisse)), and the Corporate Center (Credit Suisse).

As the

integration

of

the

UBS

and

Credit

Suisse

businesses

continues,

beginning

with

the

third

quarter

of

2023, the
Group

reports

five

business

divisions,

each

of

which

qualify

as

a

reportable

segment:

Global

Wealth

Management,
Personal & Corporate Banking, Asset Management, the Investment

Bank, and Non-core and Legacy.

Non-core and Legacy includes positions and businesses not aligned with the Group’s strategy and policies. Those consist of

the

assets

and

liabilities

reported

as

part

of

the

former

Capital

Release

Unit

(Credit

Suisse)

and

certain

assets

and
liabilities of the

former Investment

Bank (Credit Suisse),

Wealth Management

(Credit Suisse), Swiss

Bank (Credit Suisse)
and Asset Management (Credit Suisse) divisions, as well as of the former Corporate Center (Credit Suisse). Also included are the remaining

assets and liabilities

of UBS’s

Non-core and

Legacy Portfolio,

previously reported

in Group Functions,
and smaller amounts of assets

and liabilities of UBS’s

business divisions that have

been assessed as not

strategic in light
of the acquisition of the Credit Suisse Group.
Group Functions has been renamed Group Items and excludes UBS’s former Non-core and Legacy Portfolio and includes
certain of the assets and liabilities of the former Corporate

Center (Credit Suisse).
The

above

reflects

how

financial

information

is

presented

effective

from

the

third

quarter

of

2023

in

the

internal
management reports to the Group Executive

Board, which is considered the

“chief operating decision-maker”

pursuant
to IFRS 8, Operating Segments
.

Information for prior periods has been revised and presents

Non-core and Legacy separately from Group Items.
As UBS

executes its

integration plans,

the expectation

is that

allocation methodologies

for profit

and loss

and balance
sheet to the business divisions and into Group Items will

continue to be reviewed and refined.
›
Refer to Note 3 for more information

›
Refer to the “Acquisition and integration

of Credit Suisse” section and the “Our businesses”

section for more information about
Non-core and Legacy and other changes in the composition

of reportable segments in 2023

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

314
Note 2 Accounting for the acquisition of the Credit

Suisse Group (continued)
Pre-existing relationships

As of 12 June 2023, UBS had the following pre-existing

relationships with the Credit Suisse Group.

USD m
Cash collateral receivables on derivative instruments
7
Derivative financial instruments
1,476
Debt instruments issued by the Credit Suisse Group and held

by UBS
98
Total assets
1,581
Cash collateral payables on derivative instruments
572
Derivative financial instruments
813
Total liabilities
1,385
Treasury shares
(61)
Total equity
(61)
Total net pre-existing relationships
135
Such balances are eliminated in the consolidated financial

statements.
Retention awards

of approximately

USD
0.5
bn were

offered to

selected employees

of the

Credit Suisse

Group prior

to
the acquisition date to support the completion of the transaction and the early phase of integration. These awards were
contingent

on

the

completion

of

the

acquisition

and

are

delivered
50
%

in

cash

(in

general

vesting
60

days

from

the
completion of

the acquisition)

and
50
% in

shares (in

general vesting

on the

first anniversary

of the

completion of

the
acquisition).

Vesting

periods

are

longer

for

certain

regulated

employees.

Expenses

associated

with

these

awards

are
recognized between the date of acquisition and the applicable vesting dates and were USD
0.3
bn in 2023.

Note 3a

Segment reporting
UBS’s businesses are

organized globally into

five business divisions:

Global Wealth

Management, Personal

& Corporate
Banking, Asset

Management, the

Investment Bank,

and Non-core

and Legacy.

All five

business divisions are

supported
by Group

Items and qualify

as reportable

segments for

the purpose

of segment reporting.

Together

with Group

Items,
the five business divisions reflect the management structure of the Group.
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

strategic transactions,

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

and private markets and capital

markets, cash and
derivatives trading across equities and fixed income, and

financing.

–
Non-core and

Legacy

includes positions

and businesses

not aligned

with the

Group’s strategy

and policies.

Those
consist of the assets and

liabilities that prior to the acquisition

were reported as part of the

Capital Release Unit (Credit
Suisse) and

certain assets

and liabilities

of the

Investment Bank

(Credit Suisse),

Wealth Management

(Credit Suisse),
Swiss Bank (Credit Suisse) and Asset Management (Credit

Suisse) divisions, as well as of the Corporate

Center (Credit
Suisse).

Also

included

are

the

remaining

assets

and

liabilities

of

UBS’s

Non-core

and

Legacy

Portfolio,

previously
reported in

Group Functions

(now renamed

to Group

Items), and

smaller amounts

of assets

and liabilities

of UBS’s
business divisions that have been assessed as not strategic

in light of the acquisition of the Credit Suisse Group.
–
Our Group functions are

support and control functions

that provide services to

the Group. Virtually

all costs incurred
by the support and control functions are allocated to

the business divisions, leaving a residual amount that we refer to as Group Items

in our segment reporting.

Group functions is made

up of the following

major areas: Group Services
(which

consists

of

the

Group

Operations

and

Technology

Office,

Corporate

Services,

Compliance,

Regulatory

&
Governance,

Finance,

Risk

Control,

Human

Resources,

Communications

&

Branding,

Legal,

the

Group

Integration
Office, Group Sustainability and Impact,

and Chief Strategy Office) and Group Treasury.
Financial information about

the five business divisions

and Group Items

is presented separately

in internal management
reports to the

Group Executive

Board (the GEB),

which is considered

the “chief

operating decision-maker”

pursuant to
IFRS 8, Operating Segments .

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

315
Note 3a

Segment reporting (continued)
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
Segment

assets

are

based

on

a

third-party

view

and

do

not

include

intercompany

balances.

This

view

is

in

line

with
internal

reporting

to

the

GEB.

If

one

operating

segment

is

involved

in

an

external

transaction

together

with

another
operating segment

or Group

function, additional

criteria are

considered to

determine the

segment that

will report

the
associated

assets.

This

will

include

a

consideration

of

which

segment’s

business

needs

are

being

addressed

by

the
transaction

and

which

segment

is

providing

the

funding

and

/

or

resources.

Allocation

of

liabilities

follows

the

same
principles.
Non-current assets

disclosed

for segment

reporting purposes

represent assets

that are

expected to

be recovered

more
than

12

months

after

the

reporting

date,

excluding

financial

instruments,

deferred

tax

assets

and

post-employment
benefits.

USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
Negative
goodwill
2
UBS
For the year ended 31 December 2023
Total revenues
21,190
8,436
2,639
8,661
741
(833)
40,834
Negative goodwill
27,748
27,748
Credit loss expense / (release)
147
501
0
190
193
6
1,037
Operating expenses
17,454
4,787
2,321
8,515
5,290
440
38,806
Operating profit / (loss) before tax
3,589
3,148
318
(44)
(4,741)
(1,279)
27,748
28,739
Tax expense / (benefit)
873
Net profit / (loss)
27,866
Additional information
Total assets
469,240
470,526
21,804
399,348
172,862
183,465
1,717,246
Additions to non-current assets
2,584
3,279
709
530
3,062
550
10,714
of which Credit Suisse
3
1,795
3,020
626
3
3,062
550
9,056

USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group Items
1
UBS
For the year ended 31 December 2022
Total revenues
18,967
4,302
2,961
4
8,717
237
(622)
34,563
Credit loss expense / (release)
0
39
0
(12)
2
1
29
Operating expenses
13,989
2,452
1,564
6,832
104
(12)
24,930
Operating profit / (loss) before tax
4,977
1,812
1,397
1,897
131
(611)
9,604
Tax expense / (benefit)
1,942
Net profit / (loss)
7,661
Additional information
Total assets
388,530
235,226
17,348
391,320
13,367
58,574
1,104,364
Additions to non-current assets
42
13
1
34
0
1,970
2,060

USD m
Global
Wealth
Management
Personal &
Corporate
Banking
Asset

Management
Investment
Bank
Non-core and
Legacy
1
Group Items 1 UBS
For the year ended 31 December 2021
Total revenues
19,419
4,263
2,617
9,454
60
(419)
35,393
Credit loss expense / (release)
(29)
(86)
1
(34)
0
0
(148)
Operating expenses
14,665
2,618
1,586
6,858
138
191
26,058
Operating profit / (loss) before tax
4,783
1,731
1,030
2,630
(79)
(611)
9,484
Tax expense / (benefit)
1,998
Net profit / (loss)
7,486
Additional information
Total assets
5
395,235
225,370
25,639
346,431
25,153
99,354
1,117,182
Additions to non-current assets
56
16
1
30
0
1,989
2,091
1 As of or for the year ended 31 December 2023, Non-core and Legacy (previously reported within Group Functions) became a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

2 Negative goodwill arising from the acquisition of the Credit Suisse Group is not allocated to the business divisions, as it relates to the Group. For further details, refer to Note 2.

3 Non-current assets acquired

with the Credit Suisse Group are

included in additions to non-current

assets. Refer to Note

2 for more information about

the acquisition of the Credit Suisse

Group.

4 Includes an USD
848
m gain in Asset

Management related to the

sale of UBS‘s shareholding

in Mitsubishi Corp.-UBS

Realty Inc.

5 During 2022, UBS

refined the methodology applied

to allocate balance sheet
resources from Group Items to the business divisions, with prospective effect. If the new methodology had been applied as of 31 December 2021, balance sheet assets allocated to business divisions would have been
USD
26
bn higher, of which USD
14
bn would have related to the Investment Bank.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

316
Note 3b

Segment reporting by geographic location
The operating

regions shown

in the

table below

correspond to

the regional

management structure

of the

Group. The
geographic analysis of non-current assets is based on the

location of the entity in which the given assets are recorded.
The

allocation

of

total

revenues

by

geographical

region

for

the

Credit

Suisse

sub-group

is

not

available

on

the

same
allocation basis as

for the UBS

Group for 2023

and the

cost to develop

this information would

be excessive, therefore,
as

permitted

under

IFRS

8,

the

respective

information

is

not

disclosed.

UBS

AG

and

Credit

Suisse

AG

disclose

total
revenues by geographical region in their annual reports

according to their respective allocation methodologies.

›
Refer to “UBS AG consolidated financial information”

in the “Consolidated financial statements”

section of the UBS AG Annual
Report 2023 for more information on total revenues by geographical region for UBS AG
›
Refer to the Credit Suisse AG consolidated financial

statements, available under “Annual reports” at
credit-suisse.com/about-
us/en/investor-relations.html
, for more information on total revenues by geographical

region for Credit Suisse AG

Total non-current assets
31.12.23 31.12.22 31.12.21
USD bn
Share %

USD bn
Share %

USD bn
Share %

Americas
1
9.4
34
8.9
46
9.0
44
Asia Pacific
1.7
6
1.5
8
1.5
7
Europe, Middle East and Africa (excluding Switzerland)
3.3
12
2.9
15
2.9
14
Switzerland
13.3
48
6.3
32
7.1
35
Global
0.0
0
0.0
0
0.0
0
Total
27.7
100
19.7
100
20.5
100
1 Predominantly related to the USA.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

317
Income statement notes
Note 4

Net interest

income and other

net income from

financial instruments

measured at fair

value through
profit or loss

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Net interest income from financial instruments measured

at fair value through profit or loss and other
3,770
1,403
1,431
Other net income from financial instruments measured

at fair value through profit or loss
1
11,583
7,517
5,850
Total net income from financial instruments measured at fair value through profit or loss and other
15,353
8,920
7,281
Net interest income
Interest income from loans and deposits
2
28,569
9,612
6,488
Interest income from securities financing transactions measured at amortized cost
3
3,948
1,378
513
Interest income from other financial instruments measured

at amortized cost
1,187
545
284
Interest income from debt instruments measured at fair

value through other comprehensive income
103
74
115
Interest resulting from derivative instruments designated as cash flow hedges

(2,064)
173
1,133
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
31,743
11,782
8,533
Interest expense on loans and deposits
4
15,011
2,579
523
Interest expense on securities financing transactions measured at amortized cost
5
1,968
1,089
1,102
Interest expense on debt issued
11,072
2,803
1,533
Interest expense on lease liabilities
166
92
102
Total interest expense from financial instruments measured at amortized cost
28,216
6,564
3,259
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
3,527
5,218
5,274
Total net interest income from financial instruments measured at fair value through profit or loss and other
3,770
1,403
1,431
Total net interest income
7,297
6,621
6,705
1 Includes net losses

from financial liabilities designated

at fair value of

USD
4,843
m (net gains of

USD
17,037
m in 2022 and

net losses of USD
6,582
m in 2021). This

complementary “of which”

information for
financial liabilities designated at fair value excludes fair value changes on hedges related to financial liabilities designated at fair value, and foreign currency translation effects arising from translating foreign currency transactions into the

respective functional currency,

both of which

are reported within

Other net income

from financial instruments

measured at fair

value through profit

or loss. Net

gains / (losses)

from financial
liabilities designated at fair

value included net losses

of
2,045
m (net gains of

USD
4,112
m and net losses

of USD
2,068
m in 2022 and

2021, respectively) from financial

liabilities related to unit-linked

investment
notes issued by UBS’s Asset

Management business. These

gains / (losses) are fully offset within

Other net income from financial instruments

measured at fair value through profit

or loss by the fair value change

on
the financial assets hedging the unit-linked investment contracts, which are not disclosed as part of Net gains / (losses) from financial liabilities designated at fair value.

2 Consists of interest income from cash and
balances at central

banks, amounts

due from banks

and customers,

and cash collateral

receivables on

derivative instruments,

as well

as negative interest

on amounts due

to banks,

customer deposits,

and cash
collateral payables on derivative instruments.

3 Includes negative interest, including fees, on payables from securities financing transactions measured at amortized cost.

4 Consists of interest expense on amounts
due to banks, cash collateral payables

on derivative instruments, and

customer deposits, as well as negative

interest on cash and balances at central banks,

amounts due from banks, and cash collateral

receivables
on derivative instruments.

5 Includes negative interest, including fees, on receivables from securities financing transactions measured at amortized cost.

Total

combined

net

interest

income

and other

net

income

from

financial

instruments

measured

at

fair

value

through
profit or

loss increased

by USD
4,743
m to

USD
18,880
m, mainly

driven by

the consolidation

of USD
4,302
m of

Credit
Suisse revenues,

and included

USD
1,533
m of

accretion

from purchase

price allocation

(PPA)

adjustments on

financial
instruments

and

other

effects.

Accretion

from

PPA

adjustments

is

included

within
Interest

income

from

loans

and
deposits.

Note 5

Net fee and commission income

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Underwriting fees
568
579
1,463
M&A and corporate finance fees
840
804
1,102
Brokerage fees
3,542
3,484
4,382
Investment fund fees
4,837
4,942
5,790
Portfolio management and related services
10,673
9,059
9,762
Other
3,306
1,920
1,874
Total fee and commission income
1
23,766
20,789
24,372
of which: recurring
15,911
14,229
15,410
of which: transaction-based
7,761
6,492
8,692
of which: performance-based
94
68
269
Fee and commission expense
2,195
1,823
1,985
Net fee and commission income
21,570
18,966
22,387
1 For the

year ended 31 December

2023, reflects third-party

fee and commission

income of USD
13,753
m for Global

Wealth Management, USD
2,733
m for Personal

& Corporate Banking,

USD
3,325
m for Asset
Management, USD
3,955
m for the Investment

Bank, negative USD
128
m for Group Items

and USD
128
m for Non-core and

Legacy (for the year

ended 31 December 2022: USD
12,990
m for Global Wealth

Management,
USD
1,654
m for Personal

& Corporate

Banking, USD
2,840
m for Asset

Management, USD
3,296
m for the

Investment Bank, USD
10
m for Group

Items and USD
0
m for Non-core

and Legacy; for

the year ended
31 December 2021: USD
14,545
m for Global Wealth Management, USD
1,644
m for Personal & Corporate

Banking, USD
3,337
m for Asset Management, USD
4,814
m for the Investment Bank, USD
33
m for Group
Items and USD
0
m for Non-core and Legacy). For the year ended 31 December 2023, Non-core and Legacy (previously reported within Group Functions)

represents a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been revised to reflect these changes.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

318
Note 5

Net fee and commission income (continued)
Total net fee and commission income increased by USD
2,604
m to USD
21,570
m, largely attributable to
the consolidation of USD
3,010
m of Credit Suisse revenues.
Included

in
Other

is

USD
747
m

of

accretion

of

purchase

price

allocation

(PPA)

adjustments

on

financial

instruments
measured at amortized cost, including

off-balance sheet positions and

other related effects, arising from

the acquisition
of the

Credit Suisse

Group. Accretion

of PPA

adjustments on

financial instruments is

accelerated when the

related financial
instrument is terminated or disposed of before its contractual maturity.

Note 6

Other income

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of

subsidiaries
1
24
148
(11)
Net gains / (losses) from disposals of investments in associates and joint ventures
4
844
2
41
Share of net profits of associates and joint ventures
(348)
3
32
105
Total
(319)
1,024
135
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income
3
(1)
9
Income from properties
4
39
20
23
Net gains / (losses) from properties held for sale
12
24
100
5
Other
6
648
7
391
8
185
9
Total other income
384
1,459
452
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.

Refer to Note 30 for more information about UBS’s

acquisitions and
disposals of subsidiaries and

businesses.

2 Includes an USD
848
m gain related to the

sale of UBS’s

shareholding in Mitsubishi Corp.-UBS

Realty Inc.

3 Includes a USD
508
m share of proportionate

impairment
losses reflected in the SIX Group profit and loss, of which USD
317
m reported in Personal and Corporate Banking and USD
190
m reported in Global Wealth Management.

4 Includes rent received from third parties.

5 Mainly relates to

the sale of a

property in Basel.

6 Includes gains of

USD
160
m related to the

repurchase of UBS‘s own

debt instruments (compared

with gains of USD
98
m in 2022 and

losses of USD
60
m in
2021).

7 Includes USD
174
m of mortgage servicing rights fee income

from the Credit Suisse Group.

8 Mainly relates to a portion

of the total USD
133
m gain on the sale of UBS’s

domestic wealth management
business in Spain of USD
111
m (with the remaining amount disclosed

within Net gains / (losses) from

acquisitions and disposals of subsidiaries),

income of USD
111
m related to a legacy litigation

settlement and a
legacy bankruptcy claim, and gains of USD
98
m related to the repurchase of UBS’s own debt instruments (compared with losses of USD
60
m in 2021).

9 Includes a gain of USD
100
m from the sale of UBS’s domestic
wealth management business in Austria.

Note 7

Personnel expenses

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Salaries
1
10,997
7,045
7,339
Variable compensation
2
9,845
7,954
8,280
of which: performance awards
3,986
3,205
3,190
of which: financial advisors
3
4,549
4,508
4,860
of which: other
1,310
241
229
Contractors
334
323
381
Social security
1,473
944
978
Post-employment benefit plans
4
1,361
794
833
of which: defined benefit plans
847
437
470
of which: defined contribution plans
514
357
363
Other personnel expenses
890
621
576
Total personnel expenses
24,899
17,680
18,387
1 Includes role-based

allowances.

2 Refer to Note

28 for more

information.

3 Consists of

cash and deferred

compensation awards

and is based

on compensable

revenues and firm

tenure using

a formulaic
approach. It also

includes expenses

related to compensation

commitments with

financial advisors

entered into

at the time

of recruitment

that are subject

to vesting requirements.

4 Refer to

Note 27 for

more
information. Includes curtailment gains

of USD
29
m for the year ended

31 December 2023 (for

the year ended 31

December 2022: USD
20
m; for the year

ended 31 December 2021:

USD
80
m), which represent a
reduction in the defined benefit obligation related to the Swiss pension plans resulting from a decrease in headcount following restructuring activities.
Personnel expenses increased

by USD
7,219
m to

USD
24,899
m, mainly

due to

the consolidation of

Credit Suisse expenses
of

USD
6,330
m,

and

included

integration-related

expenses

of

USD
2,192
m

covering

post-employment

benefit

plans,
awards granted

to employees

to support retention

and operational

stability,

severance expenses,

and the

alignment of
Credit Suisse processes to the UBS variable

compensation framework.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

319
Note 8

General and administrative expenses

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Outsourcing costs
1,492
896
893
Technology costs
1,851
1,146
1,055
Consulting, legal and audit fees
1,619
592
540
Real estate and logistics costs
1,342
605
634
Market data services
684
419
417
Marketing and communication
408
265
242
Travel and entertainment
278
172
72
Litigation, regulatory and similar matters
1
809
348
911
Other
1,673
2
746
788
Total general and administrative expenses
10,156
5,189
5,553
1 Reflects the net increase, including

recoveries from third parties, in

provisions for litigation, regulatory and

similar matters recognized in the income statement.

Refer to Note 18 for more information.

2 Includes
USD
296
m attributable to setting up a provision related to onerous contracts.

General

and

administrative

expenses

increased

by

USD
4,967
m

to

USD
10,156
m,

largely

due

to

the

consolidation

of
Credit

Suisse

expenses

of

USD
3,000
m,

and

included

total

integration-related

expenses

of

USD
1,436
m,

mainly

from
higher consulting and

real estate costs, as

well as acquisition-related costs

of USD
202
m, also mainly

related to consulting
fees.

Note 9

Income taxes

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Tax expense / (benefit)
Swiss
Current
883
730
680
Deferred
152
(15)
34
Total Swiss
1,035
715
714
Non-Swiss
Current
684
718
884
Deferred
(846)
509
400
Total non-Swiss
(162)
1,227
1,284
Total income tax expense / (benefit) recognized in the income statement
873
1,942
1,998
Income tax recognized in the income statement
The Swiss current tax expenses related to taxable profits

of UBS Switzerland AG and other Swiss entities.
The Swiss deferred tax expenses primarily related to the amortization of deferred tax assets (DTAs), as deductions related to temporary differences were made against profits.
The non-Swiss

current tax

expenses related

to expenses

of USD
100
m in

respect of

US corporate

alternative minimum
tax (CAMT) and USD
584
m in respect of other taxable profits of non-Swiss subsidiaries and branches.
The non-Swiss net deferred tax

benefit primarily related to a

benefit of USD
754
m in respect of

remeasurements of DTAs,
which

included

USD
480
m

in

respect

of

net

upward

revaluations

of

DTAs

for

certain

entities

in

connection

with

the
Group’s business planning process and USD
274
m in respect of an increase in DTAs that resulted from an increase in the expected value of future tax deductions for deferred compensation awards due to an increase in the Group’s share price during the year.

In addition, the

net deferred tax

benefit also included

a benefit of

USD
100
m in respect

of the recognition
of DTAs

for

tax

credits carried

forward

in respect

of CAMT,

which

was

partly

offset

by a

net

deferred

tax expense

of
USD
8
m.
The low effective

tax rate for

the year of
3.0
% primarily reflected

that the negative

goodwill gain that

was recorded in
the income statement

did not result

in any tax

expense, as well

as the aforementioned tax

benefit of USD
754
m in respect
of the remeasurement

of DTAs. However,

these benefits

were partly offset

by the impact

of operating losses

that were
incurred by certain entities,

reflecting integration-related

expenses and restructuring costs,

that did not result

in any tax
benefits because they cannot

be offset with profits

of other group entities and

they did not result in

any DTA recognition.
If further

such operating

losses are

incurred in

2024, the

Group’s tax

expense for

the year

may be

significantly higher
than the Group’s structural rate of
23
%, but the Group’s effective tax rate

is expected to decrease towards the structural
rate in subsequent years, as such losses decrease.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

320
Note 9

Income taxes (continued)

For the year ended
USD m 31.12.23 31.12.22 31.12.21
Operating profit / (loss) before tax
28,739
9,604
9,484
of which: Swiss
32,300
4,425
3,334
of which: non-Swiss
(3,561)
5,178
6,150
Income taxes at Swiss tax rate of
18.5
% for 2023,
18
% for 2022 and
18.5
% for 2021
5,317
1,729
1,755
Increase / (decrease) resulting from:
Non-Swiss tax rates differing from Swiss tax rate
(224)
284
234
Tax effects of losses not recognized
1,584
74
124
Previously unrecognized tax losses now utilized
(401)
(217)
(179)
Non-taxable and lower-taxed income
1
(5,730)
(335)
(278)
Non-deductible expenses and additional taxable income
1,651
429
510
Adjustments related to prior years, current tax
(87)
(41)
(40)
Adjustments related to prior years, deferred tax
(1)
13
(10)
Change in deferred tax recognition
(1,288)
(217)
(342)
Adjustments to deferred tax balances arising from changes

in tax rates
26
0
(5)
Other items
25
222
231
Income tax expense / (benefit)
873
1,942
1,998
1 The reconciling item for non-taxable and lower-taxed

income for 2023 primarily reflects that the negative goodwill gain that was recorded in the income statement in relation to

the acquisition of Credit Suisse did
not result in any tax expense.

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
Income tax recognized directly in equity
A net tax expense of USD
314
m was recognized in Other comprehensive income

(2022: net benefit of USD
1,116
m) and
a net tax benefit of USD
19
m was recognized in Share premium (2022: net benefit of USD
13
m).

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

321
Note 9

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
2023, this exception was not considered to apply to any

taxable temporary differences.

USD m 31.12.23 31.12.22
Deferred tax assets
1
Gross
Valuation
allowance Recognized Gross
Valuation
allowance Recognized
Tax loss carry-forwards
19,070
(16,078)
2,992
12,708
(8,720)
3,988
Unused tax credits
95
0
95
0
0
0
Temporary differences
11,159
(3,564)
7,595
5,814
(414)
5,400
of which: related to real estate costs capitalized for US

tax
purposes
2,703
0
2,703
2,485
0
2,485
of which: related to compensation and benefits
1,795
(471)
1,324
1,194
(175)
1,018
of which: related to cash flow hedges
765
(139)
626
947
0
947
of which: other
5,896
(2,954)
2,942
1,188
(238)
950
Total deferred tax assets
30,324
(19,642)
10,682
2
18,522
(9,134)
9,389
2
of which: related to the US
9,023
8,294
of which: related to other locations
1,659
1,095
Deferred tax liabilities
Total deferred tax liabilities
325
236
1 After offset of DTLs, as applicable.

2 As of 31 December 2023, the Group recognized DTAs of USD
426
m (31 December 2022: USD
471
m) in respect of entities that incurred losses in either

the current or preceding
year.
In general, US federal tax losses incurred prior

to 31 December 2017 can be carried

forward for 20 years. US federal tax
losses incurred after that date

can be carried forward indefinitely,

although the utilization of such

losses is limited to

80%
of the

entity’s future

year taxable

profits. UK

tax losses

can also

be carried

forward indefinitely;

they can

shelter up

to
either 25% or 50%

of future year taxable

profits, depending on when

the tax losses

arose. The amounts of

US tax loss
carry-forwards that

are included

in the table

below are

based on their

amount for

federal tax

purposes rather

than for
state and local tax purposes.

Unrecognized tax loss carry-forwards
USD m 31.12.23 31.12.22
Within 1 year
342
231
From 2 to 5 years
10,839
2,184
From 6 to 10 years
7,114
11,106
From 11 to 20 years
1,818
1,610
No expiry
44,222
16,960
Total
64,335
32,091
of which: related to the US
1
12,354
13,350
of which: related to the UK
37,773
14,332
of which: related to other locations
14,208
4,409
1 Related to UBS AG’s US branch.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

322
Balance sheet notes

Note 10

Financial assets at amortized cost and other positions in

scope of expected credit loss measurement
The tables

below provide

information about

financial instruments

and certain

credit

lines that

are

subject to

expected
credit loss

(ECL) requirements

.

UBS’s ECL

disclosure segments

,

or “ECL

segments” are

aggregated portfolios

based on
shared

risk characteristics

and on

the same

or similar

rating methods

applied. The

key segments

are

presented

in the
table below.
›
Refer to Note 20 for more information about expected

credit loss measurement
Segment Segment description Description of credit risk sensitivity
Business division

Private clients with
mortgages
Lending to private clients secured by
owner-occupied real estate and
personal account overdrafts of those
clients
Sensitive to the Swiss GDP, interest rate
environment, unemployment levels, real
estate collateral values and other regional
aspects

– Personal & Corporate Banking
– Global Wealth Management
Real estate financing Rental or income-producing real estate financing to private and corporate
clients secured by real estate
Sensitive to Swiss GDP, unemployment
levels, the interest rate environment, real
estate collateral values and other regional
aspects

– Personal & Corporate Banking
– Global Wealth Management
– Investment Bank
Large corporate clients
Lending to large corporate and multi-
national clients
Sensitive to GDP developments,
unemployment levels, CDS indices,
seasonality, business cycles and collateral
values (diverse collateral, including real
estate and other collateral types)
– Personal & Corporate Banking
– Investment Bank
– Global Wealth Management
– Non-core and Legacy
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
– Non-core and Legacy
Credit cards
Credit card solutions in Switzerland and
the US
Sensitive to unemployment levels – Personal & Corporate Banking
– Global Wealth Management
Commodity trade
finance
Working capital financing of commodity
traders, generally extended on a self-
liquidating transactional basis
Sensitive primarily to the strength of
individual transaction structures and
collateral values (price volatility of
commodities), as the primary source for
debt service is directly linked to the
shipments financed
– Personal & Corporate Banking
Consumer financing Consumer loans and car leasing Sensitive to unemployment levels – Personal & Corporate Banking
Ship financing
Ship financing mainly includes bulk
carriers, oil tankers, containers and
liquefied natural gas carriers
Sensitive to real GDP, earnings of tankers
and earnings of bulk carriers
– Global Wealth Management
– Non-core and Legacy
Aircraft financing Corporate aircraft financing Sensitive to collateral values – Global Wealth Management
– Non-core and Legacy
Financial intermediaries
and hedge funds
Lending to financial institutions and
pension funds, including exposures to
broker-dealers and clearing houses
Sensitive to GDP development, CDS
indices, the interest rate environment,
price and volatility risks in financial
markets, regulatory and political risk,

and
collateral values (diverse collateral,
including real estate and other collateral
types)
– Personal & Corporate Banking
– Investment Bank
– Global Wealth Management
– Non-core and Legacy
›
Refer to Note 20f for more details regarding sensitivity

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

323
Note 10

Financial assets at amortized cost and other positions in

scope of expected credit loss measurement
(continued)
The tables

below provide

ECL exposure

and ECL

allowance and

provision

information about

financial instruments

and
certain non-financial instruments that are

subject to ECLs.

USD m 31.12.23
Carrying amount
1
ECL allowances
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
314,148
314,025
18
0
106
(48)
0
(26)
0
(22)
Amounts due from banks
21,161
21,107
17
0
38
(12)
(6)
(1)
0
(5)
Receivables from securities financing transactions measured at amortized cost
99,039
99,039
0
0
0
(2)
(2)
0
0
0
Cash collateral receivables on derivative instruments
50,082
50,082
0
0
0
0
0
0
0
0
Loans and advances to customers
639,844
611,019
24,408
2,869
1,548
(1,698)
(423)
(289)
(862)
(123)
of which: Private clients with mortgages
268,616
256,614
10,695
929
378
(209)
(62)
(97)
(39)
(11)
of which: Real estate financing
97,817
92,084
5,367
270
97
(103)
(41)
(31)
(21)
(11)
of which: Large corporate clients
30,084
25,671
3,182
700
532
(575)
(105)
(70)
(312)
(89)
of which: SME clients
25,957
22,155
2,919
754
129
(402)
(71)
(42)
(277)
(13)
of which: Lombard
156,353
156,299
3
50
0
(41)
(13)
(11)
(17)
0
of which: Credit cards
2,041
1,564
438
39
0
(42)
(6)
(11)
(24)
0
of which: Commodity trade finance
5,727
5,662
25
22
18
(130)
(18)
(1)
(111)
0
of which: Ship / aircraft financing
9,214
8,920
273
4
17
(51)
(48)
(3)
0
(1)
of which: Consumer financing
2,982
2,795
92
38
57
(59)
(22)
(17)
(20)
0
Other financial assets measured at amortized cost
65,498
64,311
968
158
61
(151)
(41)
(10)
(94)
(5)
of which: Loans to financial advisors
2,615
2,422
79
114
0
(49)
(4)
(1)
(44)
0
Total financial assets measured at amortized cost
1,189,773
1,159,583
25,410
3,027
1,753
(1,911)
(473)
(326)
(956)
(156)
Financial assets measured at fair value through other comprehensive income
2,233
2,233
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,192,006
1,161,816
25,410
3,027
1,753
(1,911)
(473)
(326)
(956)
(156)
of which: Credit Suisse
2
443,354
433,789
6,935
878
1,753
(855)
(277)
(109)
(314)
(156)
Total exposure ECL provisions
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
46,191
44,487
1,495
151
58
(73)
(28)
(22)
(23)
0
of which: Large corporate clients
9,267
8,138
1,023
89
17
(31)
(11)
(13)
(7)
0
of which: SME clients
2,839
2,469
337
31
2
(14)
(4)
(5)
(5)
0
of which: Financial intermediaries and hedge funds

22,922
22,876
46
0
0
(12)
(8)
(3)
0
0
of which: Lombard
5,045
5,045
0
0
0
(1)
0
0
(1)
0
of which: Commodity trade finance
2,037
2,027
9
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
91,643
87,080
4,297
218
48
(178)
(117)
(51)
(14)
4
of which: Large corporate clients
50,696
46,708
3,881
59
48
(149)
(94)
(41)
(12)
(2)
Forward starting reverse repurchase and securities borrowing agreements
18,444
18,444
0
0
0
0
0
0
0
0
Unconditionally revocable loan commitments
163,256
160,456
2,654
146
0
(95)
(78)
(17)
0
0
of which: Real estate financing
15,846
15,033
813
0
0
(14)
(11)
(3)
0
0
of which: Large corporate clients
17,139
16,678
454
8
0
(23)
(17)
(6)
0
0
of which: SME clients
11,658
11,253
375
29
0
(38)
(33)
(5)
0
0
of which: Lombard
77,618
77,618
0
1
0
0
0
0
0
0
of which: Credit cards
10,458
9,932
522
4
0
(10)
(8)
(2)
0
0
Irrevocable committed prolongation of existing loans
4,608
4,593
11
4
0
(4)
(4)
0
0
0
Total off-balance sheet financial instruments and other credit lines
324,141
315,060
8,456
519
106
(350)
(226)
(90)
(37)
3
Total allowances and provisions
(2,261)
(700)
(416)
(993)
(153)
of which: Credit Suisse
2
187,519
183,235
3,894
285
106
(1,018)
(392)
(143)
(330)
(153)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

2

Refer to Note 2 for more information about the acquisition of the
Credit Suisse Group.

Annual Report 2023
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
Amounts due from banks
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

Annual Report 2023
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
–
the amount of unsecured retail lending (including credit cards and consumer financing)

is not material;

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
The total combined on- and off-balance sheet coverage ratio was
22

basis points as of 31 December 2023,
1

basis point
higher than

on 31 December

2022. The

combined stage 1

and 2 ratio

of
11

basis points,
1

basis point

higher than

on
31 December 2022;

the stage 3

ratio was
21
%,
1

percentage point

lower than

as of

31 December 2022,

and the

PCI
ratio was
7
%.

31.12.23
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
268,825
256,675
10,792
968
389
8
2
90
6
399
283
Real estate financing
97,920
92,124
5,398
290
108
11
4
57
7
713
980
Total real estate lending
366,745
348,800
16,190
1,258
497
9
3
79
6
472
434
Large corporate clients
30,660
25,775
3,252
1,012
620
188
41
215
60
3,083
1,429
SME clients
26,359
22,226
2,961
1,031
142
153
32
141
45
2,689
893
Total corporate lending
57,019
48,001
6,213
2,042
762
172
37
180
53
2,884
1,329
Lombard
156,394
156,312
15
67
0
3
1
7,616
2
2,487
0
Credit cards
2,083
1,571
449
63
0
200
40
253
87
3,801
0
Commodity trade finance
5,858
5,681
26
133
18
223
32
365
34
8,333
6
Ship / aircraft financing
9,265
8,968
276
4
17
56
54
99
55
0
315
Consumer financing
3,041
2,817
110
58
57
195
79
1,559
135
3,422
7
Other loans and advances to customers
41,136
39,293
1,419
105
320
21
10
39
11
3,981
0
Loans to financial advisors
2,665
2,426
80
159
0
185
17
122
20
2,793
0
Total other lending
220,442
217,068
2,373
589
412
21
7
210
9
4,376
8
Total
1
644,206
613,869
24,777
3,889
1,671
27
7
117
11
2,329
737
Gross exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 1&2 Stage 3 PCI
Private clients with mortgages
9,782
9,505
261
15
0
6
5
27
6
40
0
Real estate financing
17,107
16,281
826
0
0
9
8
44
9
0
0
Total real estate lending
26,889
25,786
1,088
15
0
8
7
40
8
40
0
Large corporate clients
77,103
71,524
5,357
157
65
26
17
111
24
1,217
242
SME clients
16,762
15,868
812
80
2
40
29
196
37
640
0
Total corporate lending
93,865
87,392
6,170
236
67
29
19
122
26
1,022
221
Lombard
86,173
86,173
0
1
0
0
0
0
0
0
0
Credit cards
10,458
9,932
522
4
0
10
8
35
10
0
0
Commodity trade finance
4,640
4,628
13
0
0
6
5
151
6
0
0
Ship / aircraft financing
1,053
1,053
0
0
0
26
26
0
26
0
0
Consumer financing
153
153
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
42,578
42,325
253
0
0
3
3
142
3
0
0
Other off-balance sheet commitments
39,887
39,174
411
263
39
7
4
111
5
453
0
Total other lending
184,944
183,438
1,199
268
39
3
2
85
3
486
0
Total
2
305,697
296,616
8,456
519
106
11
8
107
10
717
0
Total on- and off-balance sheet
3
949,904
910,485
33,233
4,408
1,777
22
7
114
11
2,140
675
1 Includes Loans and advances

to customers and Loans

to financial advisors,

which are presented on

the balance sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

Annual Report 2023
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

to financial advisors,

which are presented

on the balance

sheet line Other

financial assets measured

at amortized cost.

2 Excludes Forward

starting reverse
repurchase and securities borrowing agreements.

3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related

ECL coverage ratio (bps).

Note 11

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

risks. Market

-making aims

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

327
Note 11

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

exposure
may be mitigated

by entering

into master

netting agreements

and bilateral

collateral arrangements.

Both the exposure
measures used

internally by

the Group to

control credit

risk and the

capital requirements

imposed by

regulators reflect
these additional factors.
›
Refer to Note 22 for more information about derivative

financial assets and liabilities after consideration

of netting potential
permitted under enforceable netting arrangements
›
Refer to the “Risk management and control” section of this

report for more information about the risks arising from derivative instruments
Derivative instruments

31.12.23 31.12.22
USD bn
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amounts related
to derivative
financial assets
and liabilities
1,2
Other
notional
amounts
1,3
Derivative
financial
assets
Derivative
financial
liabilities
Notional
amounts related
to derivative
financial assets
and liabilities
1,2
Other
notional
amounts
1,3
Interest rate
55.6
52.9
3,524.1
20,073.9
39.8
37.5
2,080.3
11,255.4
of which: forwards (OTC)
4
0.1
0.1
122.4
2,532.2
0.2
0.0
72.3
792.7
of which: swaps (OTC)
37.7
32.6
1,331.6
16,601.3
25.2
19.8
607.1
9,728.6
of which: options (OTC)
17.7
20.0
2,066.7
14.2
17.5
1,392.5
of which: futures (ETD)
843.7
606.3
of which: options (ETD)
0.0
0.0
3.4
96.1
0.0
0.0
8.3
127.7
Credit derivatives
4.0
4.7
274.9
1.0
1.2
73.9
of which: credit default swaps (OTC)
3.8
4.4
269.6
0.9
1.0
71.0
of which: total return swaps (OTC)
0.1
0.3
3.7
0.1
0.2
1.2
Foreign exchange
78.7
89.9
6,913.3
180.4
85.5
88.5
6,079.8
40.1
of which: forwards (OTC)
18.7
24.1
2,152.0
26.5
28.6
1,763.6
of which: swaps (OTC)
52.2
58.1
3,809.7
178.7
49.6
50.4
3,233.0
38.4
of which: options (OTC)
7.7
7.6
944.4
9.3
9.2
1,073.2
Equity / index
35.5
41.4
1,396.8
95.0
22.2
26.1
885.8
63.4
of which: swaps (OTC)
6.6
9.2
273.3
5.3
6.6
217.5
of which: options (OTC)
4.9
9.0
245.2
2.8
4.4
140.6
of which: futures (ETD)
86.6
52.2
of which: options (ETD)
15.4
14.3
876.6
8.5
9.0
8.1
526.7
11.2
of which: client-cleared transactions (ETD)
8.3
8.2
5.1
7.0
Commodities
2.0
1.6
142.9
16.4
1.4
1.4
132.3
17.6
of which: swaps (OTC)
0.9
0.7
50.0
0.5
0.7
38.6
of which: options (OTC)
0.6
0.3
42.3
0.4
0.3
29.1
of which: futures (ETD)
13.7
16.4
of which: forwards (ETD)
0.0
0.0
31.5
0.0
0.0
47.7
of which: client-cleared transactions (ETD)
0.2
0.3
0.2
0.3
Other
5
0.4
1.6
116.5
0.2
0.1
49.8
Total derivative instruments,

based on netting under IFRS Accounting Standards
6
176.1
192.2
12,368.5
20,365.8
150.1
154.9
9,301.8
11,376.5
of which: Credit Suisse 7
47.4
53.5
2,194.1
6,337.4
1 In cases where derivative financial instruments

are presented on a net basis on the balance

sheet, the respective notional amounts of the netted derivative financial instruments are still presented on a gross basis.

2 Notional amounts of client-cleared ETD and OTC transactions through central clearing counterparties are not disclosed, as they have significantly different risk profile.

3 Other notional amounts relate to derivatives
that are cleared through either

a central counterparty or an

exchange and settled on a

daily basis (except for

OTC derivatives settled through collateralized-to-market arrangements, which are presented under

Derivative
financial assets and Derivative financial liabilities). The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for any of the periods presented.

4 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or

loss and are recognized within derivative

instruments.

5 Includes mainly derivative loan commitments

measured at FVTPL, as well as unsettled

purchases and sales of non-
derivative financial instruments

for which the

changes in the

fair value between

trade date and

settlement date are

recognized as derivative

financial instruments.

6 Derivative financial

assets and liabilities

are
presented net on

the balance sheet

if UBS has

the unconditional and

legally enforceable right

to offset the

recognized amounts,

both in the

normal course of

business and in

the event of

default, bankruptcy or
insolvency of

the entity

and all

of the

counterparties, and

intends either

to settle

on a

net basis

or to

realize the

asset and

settle the

liability simultaneously.

Refer to

Note 22

for more

information on

netting
arrangements.

7 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

328
Note 11

Derivative instruments (continued)
On

a

notional

amount

basis,

approximately
50
%

of

OTC

interest

rate

contracts

held

as

of

31 December

2023
(31 December 2022:
46
%) mature

within one year,
30
% (31 December 2022:
32
%) within one to

five years and
20
%
(31 December 2022:
22
%) after five years.

Notional amounts of interest rate contracts cleared through either a central counterparty or an exchange that are legally
settled or economically

net settled on a

daily basis are

presented under
Other notional amounts

in the table

above and
are categorized into maturity

buckets on the basis

of contractual maturities of

the cleared underlying derivative

contracts.
Other notional

amounts related

to interest

rate contracts

increased by

USD
8.8
trn compared

with 31 December

2022,
mainly reflecting the

acquisition

of the Credit

Suisse Group and lower

compression activity, partly offset

by lower business
volume primarily due to the unwinding of Credit Suisse business.

Note 12

Property, equipment and software

At historical cost less accumulated depreciation
USD m
Owned
properties and
equipment
1
Leased
properties and
equipment
2
Software
Projects in
progress 2023
3
2022
3
Historical cost
Balance at the beginning of the year
11,587
4,459
9,944
1,136
27,127
27,113
Balance recognized upon the acquisition of the Credit Suisse

Group
4
2,975
1,941
949
190
6,055
Additions
212
100
92
1,393
1,796
2,057
Disposals / write-offs 5
(428)
(67)
(1,295)
0
(1,791)
(501)
Reclassifications
1,392
6
1,728
(1,923)
1,203
(1,223)
Foreign currency translation
972
174
309
68
1,523
(319)
Balance at the end of the year
16,710
6,613
11,726
863
35,913
27,127
Accumulated depreciation
Balance at the beginning of the year
7,425
1,714
5,699
14,839
14,225
Depreciation
830
722
1,469
3,022
2,033
Impairment
6
189
125
279
593
3
Disposals / write-offs 5
(420)
(66)
(1,296)
(1,783)
(497)
Reclassifications
673
5
9
686
(761)
Foreign currency translation
510
45
152
708
(164)
Balance at the end of the year
9,207
2,545
6,312
18,064
14,839
Net book value

Net book value at the beginning of the year
4,162
2,746
4,245
1,136
12,288
12,888
Net book value at the end of the year
7,503
4,068
5,414
863
7
17,849
12,288
of which: Credit Suisse
4
3,060
1,647
805
120
5,631
1 Includes leasehold

improvements and IT

hardware.

2 Represents right-of-use

assets recognized by UBS

as lessee. UBS

predominantly enters into

lease contracts, or

contracts that include

lease components,

in
relation to real estate, including offices, retail branches and sales offices. The total cash outflow for leases during 2023 was USD
878
m (2022: USD
614
m). Interest expense on lease liabilities is included within Interest expense from financial instruments

measured at amortized cost

and Lease liabilities are

included within Other financial

liabilities measured at

amortized cost. Refer to

Notes 4 and 19a,

respectively. There

were no
material gains or losses arising from sale-and-leaseback transactions in 2023 and in 2022.

3 The total reclassification amount for the respective periods represents net reclassifications from / to Other non-financial assets.

4

Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

5

Includes write-offs of fully depreciated assets.

6 Impairment charges recorded in 2023 generally relate to assets that are no longer used, for which the recoverable amount based on a value-in-use approach was determined to be zero of which USD
26
m for Global Wealth Management, USD
8
m for Personal & Corporate Banking,
USD
6
m for Asset Management, USD
246
m for Group Items and USD
307
m for Non-core and Legacy.

7 Consists of USD
542
m related to software and USD
322
m related to Owned properties and equipment.

Note 13

Goodwill and intangible assets
Introduction
UBS performs an impairment test on its goodwill assets

on an annual basis or when indicators of impairment exist.

UBS considers Asset Management,

as reported in Note 3a,

as a separate cash-generating unit (a CGU),

as that is the level
at which the performance of investment (and the

related goodwill) is reviewed and assessed by management. Given that a significant amount of goodwill in Global Wealth Management relates to the acquisition of PaineWebber Group, Inc. in
2000, which

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
The acquisition

of the

Credit Suisse

Group in

2023 resulted

in negative

goodwill,

which was

recognized in

the income
statement on

the date of

the acquisition. No

goodwill related to

the acquisition of

the Credit

Suisse Group

was recognized
on the balance sheet.
›
Refer to Note 2 for more information about the acquisition

of the Credit Suisse Group

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

329
Note 13

Goodwill and intangible assets (continued)
As

of

31 December

2023,

total

goodwill

recognized

on

the

balance

sheet

was

USD
6.0
bn,

of

which

USD
3.7
bn

was
carried by

the Global

Wealth Management

Americas CGU,

USD
1.2
bn was

carried by

the Global

Wealth Management
Switzerland and International CGU, and USD
1.1
bn was carried by Asset Management. Based on the impairment testing methodology described

below, UBS

concluded that

the goodwill

balances as

of 31 December

2023 allocated

to these
CGUs were not impaired. For each

of the CGUs, the recoverable amount

substantially exceeded the carrying value

as of
31 December

2023

and

there

was

no

indication

of

a

significant

risk

of

goodwill

impairment

based

on

the

testing
performed as of 31 December 2023.
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

terminal value,

which covers

all periods

beyond the

third year,

is calculated

on the

basis of

the forecast

of
the third-year

profit, the

discount rate

and the

long-term growth

rate, as well

as the

implied perpetual

capital growth.
For

the

Global

Wealth

Management

Americas

CGU,

the

methodology

is

consistently

applied,

however,

the

forecast
period was extended from three to five years (with a

terminal value thereafter) in 2023 to provide for the CGU’s specific planning

assumptions,

namely

the

ongoing

investments

in

the

core

banking

infrastructure

in

the

US

to

enhance

the
product capabilities and offerings in this market

in the mid-term. The extension of the forecast

period from three to five
years did not trigger,

defer or avoid an impairment of goodwill as of 31

December 2023.
The carrying amount for each

CGU is determined by reference

to the Group’s equity attribution

framework. Within this
framework,

UBS

attributes

equity

to

the

businesses

on

the

basis

of

their

risk-weighted

assets

and

leverage

ratio
denominator (both

metrics include

resource allocations

from Group

Items to the

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

goodwill would

reduce IFRS

Accounting Standards

equity and

net profit.

It would

not affect

cash flows
and,

as

goodwill

is

required

to

be

deducted

from

capital

under

the

Basel III

capital

framework,

no

effect

would

be
expected on the Group’s capital ratios.

Discount and growth rates
Discount rates Growth rates
In % 31.12.23 31.12.22 31.12.23 31.12.22
Global Wealth Management Americas
9.5
10.5
3.8
3.8
Global Wealth Management Switzerland and International
9.5
9.4
3.4
3.6
Asset Management
9.0
9.5
3.3
3.4

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

330
Note 13

Goodwill and intangible assets (continued)

USD m Goodwill
Intangible
assets
1
2023 2022
Historical cost
Balance at the beginning of the year
6,043
1,598
7,641
7,739
Acquisition of the Credit Suisse Group
2
0
1,287
1,287
0
Additions
0
6
6
0
Disposals
3
(10)
(30)
(40)
(22)
Foreign currency translation
10
102
112
(76)
Balance at the end of the year
6,043
2,964
9,006
7,641
Accumulated amortization and impairment
Balance at the beginning of the year
0
1,374
1,374
1,360
Amortization
134
134
26
Impairment / (reversal of impairment)
0
0
0
(1)
Disposals
3
0
(30)
(30)
0
Foreign currency translation
0
13
13
(11)
Balance at the end of the year
0
1,491
1,491
1,374
Net book value at the end of the year
6,043
1,473
7,515
6,267
of which: Global Wealth Management Americas
3,712
36
3,748
3,740
of which: Global Wealth Management Switzerland and International
1,182
55
1,236
1,225
of which: Personal & Corporate Banking
0
908
908
0
of which: Asset Management
1,149
0
1,149
1,167
of which: Investment Bank
0
135
135
135
of which: Non-core and Legacy
0
339
339
0
1 Intangible assets

mainly include customer

relationships, core

deposits, contractual

rights and the

fully amortized branch

network intangible asset

recognized in connection

with the acquisition

of PaineWebber
Group, Inc. in 2000.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

3 Reflects the derecognition of goodwill allocated to business and intangible assets held by entities that have been disposed of. Refer to Note 30 for more information.

The table below presents estimated aggregated

amortization expenses for intangible assets.

USD m Intangible assets
Estimated aggregated amortization expenses for:
2024
211
2025
194
2026
181
2027
173
2028
161
Thereafter
551
Not amortized due to indefinite useful life
3
Total
1,473

Note 14

Other assets

a) Other financial assets measured at amortized cost

USD m 31.12.23 31.12.22
Debt securities
45,057
44,594
Loans to financial advisors
2,615
2,611
Fee- and commission-related receivables
2,619
1,812
Finance lease receivables
6,288
1,315
Settlement and clearing accounts

338
1,175
Accrued interest income
3,163
1,259
Other
5,418
1
499
Total other financial assets measured at amortized cost
65,498
53,264

of which: Credit Suisse
2
11,378
1 Predominantly includes cash collateral provided to exchanges and clearing houses to secure securities trading activity through those counterparties.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
Effective from 1 April 2022, UBS

has reclassified a portfolio of

financial assets from
Financial assets measured at fair

value
through other comprehensive income with a fair value of USD
6.9
bn (the Portfolio) to Other financial assets measured at
amortized cost
.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

331
Note 14

Other assets (continued)
The Portfolio’s cumulative fair value losses of USD
449
m pre-tax and USD
333
m post-tax, previously recognized in Other
comprehensive

income
,

have

been

removed

from

equity

and

adjusted

against

the

value

of

the

assets

on

the
reclassification date, so that

the Portfolio is measured

as if the assets

had always been classified

at amortized cost, with
a value

of USD
7.4
bn as

on 1

April 2022.

The reclassification

had no

effect on

the income

statement. The

reclassified
Portfolio

is

made

up

of

high-quality

liquid

assets,

primarily

US

government

treasuries

and

US

government

agency
mortgage-backed securities, held

and separately managed

by UBS Bank

USA. The accounting

reclassification has arisen
as a direct result

of the transformation

of UBS’s Global

Wealth Management Americas

business, which has significantly
impacted UBS Bank

USA. This includes initiatives

approved by the

Group Executive Board to

significantly grow and extend
the business,

as disclosed

on 1 February

2022 during

UBS’s fourth

quarter

2021 earnings

presentation.

Over the

two
years preceding the reclassification date, UBS Bank USA’s deposit base grew by more than 100% generating substantial
cash balances, with a number of new products being launched,

including new deposit types that are longer in duration,
additional lending and a broader range of customer

segments targeted. Following the commencement of these activities and the announcement

made in the

first quarter of

2022, the Portfolio

is no longer

held in a

business model to

collect
the contractual

cash flows

and sell

the assets

but

is instead

solely held

to collect

the contractual

cash flows

until the
assets mature, requiring a reclassification of the Portfolio in line with IFRS 9 with effect from 1 April 2022.
b) Other non-financial assets

USD m 31.12.23 31.12.22
Precious metals and other physical commodities

5,930
4,471
Deposits and collateral provided in connection with litigation,

regulatory and similar matters
1
2,726
2,205
Prepaid expenses
2,080
1,076
Current tax assets

1,456
182
VAT,

withholding tax and other tax receivables
1,327
1,286
Properties and other non-current assets held for sale
188
369
Other
2,342
578
Total other non-financial assets
16,049
10,166
of which: Credit Suisse
2
7,099
1 Refer to Note 18 for more information.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

Note 15

Customer deposits

USD m 31.12.23 31.12.22
Demand deposits
240,942
180,822
Retail savings / deposits
186,087
149,310
Sweep deposits
41,045
69,223
Time deposits
1
323,955
125,696
Total customer deposits
792,029
525,051
of which: Credit Suisse
2
236,049
1 Includes customer deposits in UBS AG Jersey Branch and Credit

Suisse AG Guernsey Branch placed by UBS Switzerland AG

on behalf of its clients.

2 Refer to Note 2 for more information about the acquisition of
the Credit Suisse Group.
Customer deposits increased

mainly due to the

acquisition of Credit

Suisse, net inflows

into time deposit

products, and
positive foreign currency

effects, partly offset

by continued shifts

into money market

funds and US-government

securities.
In addition, customers continued to shift funds from demand and sweep deposits into time deposits.

Note 16

Debt issued designated at fair value

USD m 31.12.23 31.12.22
Issued debt instruments
Equity-linked
1
60,573
41,901
Rates-linked
28,883
16,276
Credit-linked
7,730
2,170
Fixed-rate
20,541
6,538
Commodity-linked
3,844
4,294
Other
6,718
2,459
of which: debt that contributes to total loss-absorbing capacity
4,629
1,959
Total debt issued designated at fair value
2
128,289
73,638
of which: issued by UBS AG standalone with original maturity greater than one year
3
73,544
57,750
of which: issued by Credit Suisse AG standalone with original maturity greater than one year
3
29,948
of which: issued by Credit Suisse International standalone

with original maturity greater than one year
3
1,471
1 Includes investment fund

unit-linked instruments

issued.

2 Of which Credit

Suisse: USD
37.2
bn as of 31

December 2023.

3 Based on original

contractual maturity without

considering any early

redemption
features. As of 31 December 2023,
100
% of the balance was unsecured in UBS AG

standalone (31 December 2022:
100
%), 100% was unsecured in Credit Suisse AG

standalone and
65
% was unsecured in Credit
Suisse AG International.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

332
Note 17

Debt issued measured at amortized cost

USD m 31.12.23 31.12.22
Short-term debt
1
38,530
29,676
of which: Credit Suisse
1,245
Senior unsecured debt

147,547
59,965
of which: contributes to total loss-absorbing capacity (TLAC)
101,939
42,073
of which: issued by UBS AG standalone with original maturity greater than one year
18,446
17,892
of which: issued by Credit Suisse AG standalone with original maturity greater than one year
24,609
Covered bonds
5,214
0
Subordinated debt
17,644
16,017
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments
10,744
9,882
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments
1,214
1,189
of which: eligible as low-trigger loss-absorbing tier 2 capital instruments
0
2,422
of which: eligible as non-Basel III-compliant tier 2 capital instruments
538
536
Debt issued through the Swiss central mortgage institutions
27,377
8,962
Other long-term debt
1,506
Long-term debt
2
199,288
84,945
of which: Credit Suisse
3
45,640
Total debt issued measured at amortized cost
4,5
237,817
114,621
1 Debt with an original contractual maturity

of less than one year,

includes mainly certificates of deposit and

commercial paper.

2 Debt with an original contractual

maturity greater than or equal to one

year. The
classification of debt

issued into short-term

and long-term does

not consider any

early redemption features.

3 Refer to Note

2 for more

information about the

acquisition of the

Credit Suisse Group.

4 Net of
bifurcated embedded derivatives, the

fair value of which was

not material for the periods

presented.

5 Except for Covered bonds,

Debt issued through the Swiss central

mortgage institutions and Other long-term
debt,
100
% of the balance was unsecured as of 31 December 2023.
The Group uses

interest rate and

foreign exchange

derivatives to manage

the risks inherent

in certain debt instruments
held at amortized

cost. In some

cases, the Group

applies hedge

accounting for interest

rate risk as

discussed in item

2j
in Note 1a and Note 26. As a result of applying hedge accounting, the life-to-date adjustment to the carrying amount of
debt issued

was a

decrease

of USD
3.0
bn as

of 31

December 2023

and a

decrease

of USD
6.1
bn as

of 31

December
2022, reflecting changes in fair value due to

interest rate movements.
Subordinated debt consists

of unsecured debt

obligations that are

contractually subordinated

in right of

payment to all
other present

and future

non-subordinated

obligations

of the

respective issuing

entity.

Materially

all the

subordinated
debt instruments outstanding as of 31 December 2023 pay

a fixed rate of interest.
›
Refer to Note 24 for maturity information

Note 18

Provisions and contingent liabilities
a) Provisions
The table below presents an overview of total provisions

and contingent liabilities.

USD m 31.12.23 31.12.22
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
1
350
201
Provisions related to Credit Suisse loan commitments (IFRS

3,
Business Combinations )
2
1,924
Provisions related to litigation, regulatory and similar matters

(IAS 37,
Provisions, Contingent Liabilities and Contingent Assets )
4,020
2,586
Acquisition-related contingent liabilities (IFRS 3, Business Combinations )
2
3,832
Restructuring, real-estate and other provisions (IAS 37,

Provisions, Contingent Liabilities and Contingent Assets
)
2,123
456
Total provisions and contingent liabilities
12,250
3,243
of which: Credit Suisse
2
9,681
1 Refer to Note 10 for more information.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
The

table

below

presents

additional

information

for

provisions

under

IAS

37,
Provisions,

Contingent

Liabilities

and
Contingent Assets .

USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total 2023
Balance at the beginning of the year
2,586
130
129
197
3,042
Provisions recognized upon the acquisition of the Credit

Suisse Group
5
2,883
68
108
578
3,637
Increase in provisions recognized in the income statement
909
1,031
12
492
2,444
Release of provisions recognized in the income statement
(97)
(129)
(1)
(137)
(365)
Provisions used in conformity with designated purpose
(2,344)
(370)
(15)
(29)
(2,759)
Foreign currency translation and other movements
85
12
27
21
145
Balance at the end of the year
4,020
741
259
1,123
6,144
of which: Credit Suisse
5
2,210
519
114
918
3,762
1 Consists of provisions for losses resulting from legal, liability and compliance risks.

2 Consists of USD
448
m of provisions for onerous contracts related to real estate as of 31 December 2023 (31 December 2022:
USD
28
m) and

USD
294
m of

personnel-related restructuring

provisions as

of 31

December 2023

(31 December

2022: USD
102
m).

3 Mainly includes

provisions for

reinstatement costs

with respect

to leased
properties.

4 Mainly includes provisions related to onerous contracts and employee benefits.

5 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

333
Note 18

Provisions and contingent liabilities (continued)
Restructuring provisions relate to onerous contracts for property and personnel-related provisions.

Onerous contracts for
property are recognized when UBS is committed

to pay for non-lease components, such

as utilities, service charges, taxes
and maintenance,

when a

property

is vacated

or not

fully recovered

from sub-tenants

.

Personnel-related

restructuring
provisions are

generally used

within a

short period

of time.

The level

of personnel-related

provisions can

change when
natural

staff

attrition

reduces

the

number

of

people

affected

by

a

restructuring

event,

and

therefore

results

in

lower
estimated costs.
Other provisions mainly include

provisions related to onerous

contracts,

employee benefits and operational

risks.

Onerous
contracts are

recognized for

certain contractual

arrangements where

the costs

exceed the

economic benefits

expected
to be received.
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

UBS Group AG
and/or

one

or

more

of

its

subsidiaries,

as

applicable)

is

involved

in

various

disputes

and

legal

proceedings,

including
litigation, arbitration, and regulatory and criminal investigations

.
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

to

the

Group

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

not established a provision;

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

above. It is not practicable to

provide an aggregate estimate of liability

for our litigation, regulatory and
similar matters as a class of contingent liabilities beyond what has been identified as a consequence of the acquisition of
Credit Suisse

as set

out below.

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

334
Note 18

Provisions and contingent liabilities (continued)
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

section of this report.
Matters related

to Credit Suisse

entities are

separately described

herein. The

amounts shown

in the table

below reflect
the provisions

recorded

under

IFRS

Accounting Standards

accounting

principles.

In

connection with

the

acquisition

of
Credit

Suisse,

UBS

Group

AG

additionally

has

reflected

in

its

purchase

accounting

under

IFRS

3

a

further

valuation
adjustment

of

USD
3.8
bn

reflecting

an

updated

estimate

of

outflows

relating

to

contingent

liabilities

for

all

present
obligations included

in the

scope of

the acquisition

at fair

value upon

closing,

even if

it is

not probable

that they

will
result in an

outflow of resources,

significantly decreasing

the recognition threshold

for litigation liabilities

beyond those
that generally apply under IFRS Accounting Standards and

US GAAP.

Provisions used

in conformity

with designated

purpose include

USD
1.4
bn recorded

in Non-core

and Legacy

from the
settlement

of

the

action

by

the

DOJ

under

the

Financial

Institutions

Reform,

Recovery

and

Enforcement

Act

of

1989
related to UBS’s issuance, underwriting and sale of US residential mortgage-backed securities in 2006 and 2007.

Provisions for litigation, regulatory and similar matters

by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking

Asset
Management
Investment
Bank
Non-core
and Legacy 2 Group Items 2 Total 2023
Balance at the beginning of the year
1,182
159
8
308
771
158
2,586
Provisions recognized upon the acquisition of the Credit

Suisse Group
3
87
1
0
2
2,789
4
2,883
Increase in provisions recognized in the income statement
133
1
8
81
684
2
909
Release of provisions recognized in the income statement
(8)
(10)
0
(3)
(48)
(29)
(97)
Provisions used in conformity with designated purpose
(199)
0
(1)
(106)
(2,036)
(1)
(2,344)
Foreign currency translation and other movements
41
6
(1)
12
26
0
85
Balance at the end of the year
1,235
157
15
294
2,186
134
4,020
of which: Credit Suisse
3
15
1
2
8
2,182
2
2,210
1 Provisions, if any,

for the matters described in items A2, B8

and B10 of this Note are recorded in Global

Wealth Management; provisions, if

any, for the matters described

in items B1, B2, B3, B4, B5, B6,

B7, B9,
B11 and B12 of this Note are recorded in Non-core and Legacy; provisions, if any, for the matters described in items B13 and B14 of this Note are recorded in Group Items. Provisions, if any, for the matters described in items A1 and A4

of this Note are allocated between Global

Wealth Management and Personal & Corporate Banking; and provisions, if any, for the matters described in item A3 are allocated

between the Investment
Bank and Group

Items.

2 Starting with

the third quarter

of 2023, Non-core

and Legacy represents

a separate reportable

segment and Group

Functions has been

renamed Group Items.

Prior periods have

been
revised to reflect these changes.

3 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
A. Litigation, regulatory and similar matters involving

UBS AG and subsidiaries
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
bn.
In 2019, the court

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

state. A trial in the Paris Court of
Appeal took place in March 2021. In

December 2021, the Court of Appeal found UBS

AG guilty of unlawful solicitation
and aggravated laundering of the proceeds of tax fraud. The court ordered a fine of EUR
3.75
m, the confiscation of EUR
1
bn, and

awarded

civil damages

to the

French state

of EUR
800
m. UBS

appealed the

decision to

the French

Supreme
Court.

The

Supreme

Court

rendered

its

judgment

on

15

November

2023.

It

upheld

the

Court

of

Appeal‘s

decision
regarding unlawful solicitation and

aggravated laundering of the proceeds

of tax fraud, but overturned the confiscation
of EUR
1
bn, the penalty

of EUR
3.75
m and the

EUR
800
m of civil

damages awarded

to the

French state.

The case

has
been remanded to

the Court of

Appeal for

a retrial regarding these

overturned elements. The

French state has

reimbursed
the EUR
800
m of civil damages to UBS AG.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

335
Note 18

Provisions and contingent liabilities (continued)
Our balance sheet

at 31 December

2023 reflected a

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
2
bn.
In 2014,

the

US Supreme

Court rejected

the BMIS

Trustee’s

motion for

leave to

appeal decisions

dismissing all

claims
except

those

for

the

recovery

of

approximately

USD
125
m

of

payments

alleged

to

be

fraudulent

conveyances

and
preference payments. In 2016, the

bankruptcy court dismissed these claims

against the UBS entities. In

2019, the Court
of Appeals reversed

the dismissal of the

BMIS Trustee’s remaining claims,

and the US

Supreme Court subsequently denied
a petition

seeking review

of the

Court of

Appeals’ decision.

The case

has been

remanded to

the Bankruptcy

Court for
further proceedings.
3. Foreign exchange, LIBOR and benchmark rates, and other

trading practices
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
Foreign exchange-related civil litigation:

Putative class actions have

been filed since

2013 in US

federal courts and in

other
jurisdictions

against

UBS

and

other

banks

on

behalf

of

putative

classes

of

persons

who

engaged

in

foreign

currency
transactions with any of

the defendant banks. UBS has resolved

US federal court class actions

relating to foreign currency
transactions with

the defendant

banks and

persons who

transacted in

foreign exchange

futures contracts

and options
on such

futures

under

a

settlement

agreement

that

provides for

UBS to

pay

an aggregate

of USD
141
m and

provide
cooperation to the

settlement classes. Certain

class members have

excluded themselves

from that settlement

and have
filed individual

actions in

US and

English courts

against

UBS and

other banks,

alleging violations

of US

and European
competition laws and unjust enrichment. UBS and the other

banks have resolved those individual matters.
In 2015, a

putative class

action was

filed in federal

court against

UBS and numerous

other banks

on behalf of

persons
and businesses

in the US

who directly

purchased foreign

currency from

the defendants

and alleged

co-conspirators for
their own end use.

In 2022, the

court denied plaintiffs’

motion for class certification.

In March 2023, the

court granted
defendants’ summary judgment motion, dismissing the case.

Plaintiffs have appealed.
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

Annual Report 2023
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

Also pending in

the US and

in other jurisdictions are

a number of other

actions
asserting losses related

to various products

whose interest

rates were

linked to LIBOR

and other benchmarks,

including
adjustable

rate

mortgages,

preferred

and

debt

securities,

bonds

pledged

as

collateral,

loans,

depository

accounts,
investments

and

other

interest-bearing

instruments.

The

complaints

allege

manipulation,

through

various

means,

of
certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR and
seek unspecified compensatory and other damages under

varying legal theories.
USD LIBOR class and individual

actions in the US:
In 2013 and 2015,

the district court in

the USD LIBOR actions dismissed,
in whole or in part, certain

plaintiffs’ antitrust claims, federal racketeering

claims, Commodity Exchange Act claims,

and
state common

law claims,

and again

dismissed the

antitrust claims

in 2016

following

an appeal.

In 2021,

the Second
Circuit affirmed

the district

court’s dismissal

in part

and reversed

in part

and remanded

to the

district court

for further
proceedings. The

Second Circuit,

among other

things, held

that there

was personal

jurisdiction over

UBS and

other foreign
defendants. Separately, in

2018, the Second

Circuit reversed in part

the district court’s

2015 decision dismissing

certain
individual plaintiffs’ claims and

certain of these actions

are now proceeding. In

2018, the district court denied

plaintiffs’
motions for class

certification in

the USD class

actions for

claims pending against

UBS, and plaintiffs

sought permission
to appeal that

ruling to the

Second Circuit. The Second

Circuit denied the

petition to appeal. In

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

moved

to

dismiss

the

amended
complaint.

In

October

2023,

the

court

dismissed

the

amended

complaint

with

prejudice.

In

January

2024,

plaintiffs
appealed the

dismissal to

the

Ninth Circuit

Court of

Appeals.

Defendants

filed their

response

to the

appeal

in

March
2024.
Other benchmark class actions in the US:

Yen

LIBOR

/

Euroyen

TIBOR
–

In

2017,

the

court

dismissed

one

Yen

LIBOR

/

Euroyen

TIBOR

action

in

its

entirety

on
standing grounds.

In 2020,

the appeals court

reversed the

dismissal and,

subsequently,

plaintiffs in

that action filed

an
amended complaint focused

on Yen

LIBOR. In 2022, the

court granted UBS’s motion

for reconsideration and

dismissed
the

case

against

UBS.

The

dismissal

of

the

case

against

UBS

could be

appealed

following

the

disposition

of

the

case
against the remaining defendant in the district court.
CHF LIBOR

– In 2017,

the court dismissed the

CHF LIBOR action on standing

grounds and failure to

state a claim. Plaintiffs
filed an amended

complaint, and

the court granted

a renewed motion

to dismiss in

2019. Plaintiffs appealed.

In 2021,
the Second Circuit granted the parties’ joint motion

to vacate the dismissal and remand the case

for further proceedings.
Plaintiffs filed a third amended

complaint in November 2022

and defendants moved

to dismiss the amended

complaint
in January 2023.
EURIBOR

– In 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants
for lack of personal jurisdiction. Plaintiffs have appealed.

GBP LIBOR

– The court dismissed the GBP LIBOR action in 2019. Plaintiffs have appealed.

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
granted in 2021.

Plaintiffs filed an

amended complaint, which defendants

moved to dismiss

later in 2021.

In March 2022,
the court granted defendants’

motion to dismiss that

complaint, and in February

2024, the Second Circuit

affirmed the
district

court’s

dismissal.

Similar

class

actions

have

been

filed

concerning

European

government

bonds

and

other
government bonds.
In 2021,

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

2023 reflected

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

337
Note 18

Provisions and contingent liabilities (continued)
4. Swiss retrocessions
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

2023 reflected

a

provision

with

respect

to

matters

described

in

this

item

4

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
B. Litigation regulatory and similar matters involving

Credit Suisse entities
1. Mortgage-related matters
Government and regulatory related matters : DOJ RMBS settlement

– In January 2017, Credit Suisse Securities (USA) LLC
(CSS LLC) and

its current

and former US

subsidiaries and

US affiliates

reached a

settlement with the

US Department

of
Justice (DOJ) related to its legacy

Residential Mortgage-Backed Securities (RMBS) business, a business conducted through
2007. The

settlement resolved potential

civil claims

by the

DOJ related

to certain

of those

Credit Suisse

entities’ packaging,
marketing, structuring, arrangement, underwriting,

issuance and sale of RMBS.

Pursuant to the terms of

the settlement
a civil monetary penalty

was paid to the

DOJ in January 2017.

The settlement also required

the Credit Suisse

entities to
provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the
DOJ and Credit Suisse

agreed to the appointment of

an independent monitor to oversee

the completion of the

consumer
relief

requirements

of the

settlement.

Credit

Suisse continues

to evaluate

its approach

toward

satisfying its

remaining
consumer relief obligations, and Credit Suisse currently anticipates that it will take much longer than the five-year period provided in

the settlement

to satisfy

in full

its obligations

in respect

of these

consumer relief

measures,

subject to

risk
appetite and market

conditions. Credit Suisse

expects to incur

costs in relation

to satisfying those

obligations. The amount
of consumer

relief Credit

Suisse must

provide also

increases after

2021 pursuant

to the

original settlement

by
5
% per
annum of the outstanding amount

due until these obligations are

settled. The monitor publishes reports

periodically on
these consumer relief matters.
Civil litigation:

Repurchase litigations

– CSS

LLC and/or

certain of

its affiliates

have also

been named

as defendants

in
various

civil

litigation

matters

related

to

their

roles

as

issuer,

sponsor,

depositor,

underwriter

and/or

servicer

of

RMBS
transactions. These cases currently

include repurchase actions by

RMBS trusts and/or trustees,

in which plaintiffs

generally
allege breached

representations and

warranties in

respect of

mortgage loans

and failure

to repurchase

such mortgage
loans as required

under the applicable

agreements. The amounts

disclosed below do

not reflect actual

realized plaintiff
losses to date or

anticipated future litigation exposure. Unless

otherwise stated, these amounts reflect

the original unpaid
principal

balance

amounts

as

alleged

in

these

actions

and

do

not

include

any

reduction

in

principal

amounts

since
issuance.
DLJ

Mortgage

Capital,

Inc.

(DLJ)

is

a

defendant

in

New

York

state

court

in:

(i)

one

action

brought

by

Asset

Backed
Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD
374
m in

an amended

complaint filed

in August

2019; in

January 2020,

DLJ filed

a motion

to dismiss,

which the

court
granted in part and

denied in part

in December 2023,

dismissing with prejudice all

notice-based claims; in February

2024,
the parties

filed notices

of appeal;

(ii) one

action brought

by Home Equity

Asset Trust,

Series 2006-8,

in which plaintiff
alleges damages of

not less than

USD
436
m; (iii) one

action brought by

Home Equity Asset

Trust 2007-1, in

which plaintiff
alleges

damages

of

not

less

than

USD
420
m;

in

December

2018,

the

court

denied

DLJ’s

motion

for

partial

summary
judgment in this

action, which

was affirmed

on appeal; in

March 2022,

the New York

State Court of

Appeals reversed
the decision and ordered

that DLJ’s motion

for partial summary

judgment be granted;

a non-jury trial in

the action was
held between January and February 2023, and a decision is pending; (iv) one action brought by Home Equity Asset

Trust
2007-2, in

which plaintiff alleges

damages of not

less than

USD
495
m; and (v)

one action

brought by CSMC

Asset-Backed
Trust 2007-NC1, in which no damages amount is alleged.

These actions are at various procedural stages.

DLJ was

also

a

defendant

in one

action

brought

by Home

Equity Asset

Trust Series

2007-3,

in which

plaintiff

alleged
damages of not less

than USD
206
m. In March

2022, DLJ and

the plaintiff executed

an agreement to settle

this action.
In November 2023,

the Minnesota

state court approved

the settlement through

a trust instruction

proceeding brought
by the trustee

of the plaintiff

trust. The New

York state court

dismissed the underlying

action with prejudice

in January
2024.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

338
Note 18

Provisions and contingent liabilities (continued)
2. Tax and securities law matters
In May

2014, Credit

Suisse AG

entered

into settlement

agreements

with several

US regulators

regarding

its US

cross-
border matters.

As part of

the agreements,

Credit Suisse

AG, among other

things, engaged

an independent

corporate
monitor that

reports to

the New

York

State Department

of Financial

Services. As

of July

2018, the

monitor concluded
both

his

review

and

his

assignment.

Credit

Suisse

AG

continues

to

report

to

and

cooperate

with

US

authorities

in
accordance with Credit Suisse AG’s obligations under

the agreements, including by conducting a review

of cross-border
services

provided

by

Credit

Suisse’s

Switzerland-based

Israel

Desk.

Most

recently,

Credit

Suisse

AG

has

provided
information to US authorities

regarding potentially undeclared US assets held

by clients at Credit Suisse

AG since the May
2014

plea.

Credit

Suisse

AG

continues

to

cooperate

with

the

authorities.

In

March

2023,

the

US

Senate

Finance
Committee issued

a report

criticizing Credit

Suisse AG’s

history regarding

US tax

compliance. The

report

called on

the
DOJ to investigate Credit Suisse AG’s compliance with

the 2014 plea.
In February

2021, a

qui tam

complaint was

filed in

the Eastern

District of

Virginia, alleging

that Credit

Suisse AG

had
violated the False Claims Act by

failing to disclose all US accounts at

the time of the 2014 plea, which

allegedly allowed
Credit Suisse AG to pay a criminal fine in 2014 that

was purportedly lower than it should have been. The

DOJ moved to
dismiss the

case, and

the Court

summarily dismissed

the suit.

The case

is now

on appeal

with the

US Federal

Court of
Appeals for the Fourth Circuit.
3. Rates-related matters
Regulatory matters
: Regulatory authorities

in a number

of jurisdictions, including

the US, UK, EU

and Switzerland, have
for an extended period

of time been conducting

investigations into the

setting of LIBOR

and other reference

rates with
respect to a number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests

from regulators

regarding LIBOR-setting

practices and reviews

of the activities

of various
financial

institutions,

including

Credit

Suisse

Group

AG,

which

was

a

member

of

three

LIBOR

rate-setting

panels

(US
Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR).

Credit Suisse is cooperating fully with these investigations.
Regulatory authorities in a number of jurisdictions, including WEKO, the European Commission (Commission), the South
African Competition Commission and

the Brazilian Competition Authority

have been conducting investigations

into the
trading activities,

information sharing

and the

setting of

benchmark rates

in the foreign

exchange (including

electronic
trading) markets. Credit Suisse continues to cooperate with

ongoing investigations.
Credit Suisse Group

AG, Credit Suisse AG

and Credit Suisse

Securities (Europe) Limited

(CSSEL) received a

Statement of
Objections and a

Supplemental Statement of Objections

from the Commission in

July 2018 and

March 2021, respectively,
alleging that Credit

Suisse entities engaged in

anticompetitive practices in connection

with their foreign

exchange trading
business. In December 2021, the Commission issued a

formal decision imposing a fine of EUR
83.3
m. In February 2022,
Credit Suisse appealed this decision to the EU General Court.
The reference rates

investigations have also

included information requests

from regulators concerning

supranational, sub-
sovereign and agency

(SSA) bonds and

commodities markets.

Credit Suisse Group

AG and CSSEL

received a Statement
of Objections

from the

Commission in

December 2018,

alleging that

Credit Suisse

entities engaged

in anticompetitive
practices in

connection with

their SSA

bonds trading

business. In

April 2021,

the Commission

issued a

formal decision
imposing a fine of EUR
11.9
m. In July 2021, Credit Suisse appealed this decision to the

EU General Court.
Civil litigation:
USD LIBOR

litigation –
Beginning in 2011,

certain Credit Suisse

entities were

named in various

putative class

and individual
lawsuits

filed

in

the

US,

alleging

banks

on

the

US

dollar

LIBOR

panel

manipulated

US

dollar

LIBOR

to

benefit

their
reputation and increase

profits. All remaining

matters have been

consolidated for pre-trial

purposes into a

multi-district
litigation in the US District Court for the Southern District

of New York (SDNY).
In a series of rulings between 2013 and 2019

on motions to dismiss, the SDNY (i) narrowed the claims

against the Credit
Suisse entities

and the

other defendants (dismissing

antitrust, Racketeer Influenced

and Corrupt

Organizations Act (RICO),
Commodity

Exchange

Act,

and

state

law

claims),

(ii)

narrowed

the

set

of

plaintiffs

who

may

bring

claims,

and

(iii)
narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various
cases on personal jurisdiction and statute of limitation grounds). After a number of putative class and individual plaintiffs
appealed

the

dismissal

of their

antitrust

claims

to the

United States

Court

of

Appeals

for

the

Second

Circuit

(Second
Circuit),

in

December

2021,

the

Second

Circuit

affirmed

in

part

and

reversed

in

part

the

district

court’s

decision

and
remanded the case to the SDNY.
Separately, in May 2017, the

plaintiffs in three putative

class actions moved for class

certification. In February 2018,

the
SDNY denied certification in two

of the actions and

granted certification over a single

antitrust claim in an

action brought
by over-the-counter purchasers of LIBOR-linked derivatives.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

339
Note 18

Provisions and contingent liabilities (continued)
USD

ICE

LIBOR

litigation

–

In

August

2020,

members

of

the

ICE

LIBOR

panel,

including

Credit

Suisse

Group

AG

and
certain of its affiliates, were named

in a civil action in

the US District Court for the

Northern District of California, alleging
that panel

banks manipulated

ICE LIBOR

to profit

from variable

interest loans

and credit

cards. In

December 2021,

the
court denied plaintiffs’

motion for preliminary

and permanent

injunctions to enjoin

panel banks from

continuing to

set
LIBOR or automatically setting

the benchmark to zero

each day, and in September

2022, the court granted

defendants’
motions to dismiss.

In October 2022,

plaintiffs filed an

amended complaint. In

November 2022, defendants

filed a motion
to dismiss the amended complaint. In October 2023, the court dismissed the amended complaint with prejudice without
leave to amend. Plaintiffs have appealed.
CHF LIBOR litigation

– In February 2015, various

banks that served on

the Swiss franc LIBOR

panel, including Credit Suisse
Group AG,

were named

in a

civil putative

class action

lawsuit filed

in the

SDNY, alleging

manipulation

of Swiss

franc
LIBOR to benefit defendants’ trading positions. After defendants’ motion to dismiss for lack of subject matter jurisdiction
was granted and

plaintiffs successfully appealed, in

July 2022, Credit

Suisse entered into

an agreement to

settle all claims.
In February and

September 2023,

respectively,

the court

entered

orders granting

preliminary

and final

approval

to the
agreement to settle all claims.
Foreign exchange litigation

–

Credit Suisse Group

AG and affiliates

as well as

other financial institutions have

been named
in civil lawsuits relating to the alleged manipulation of foreign exchange rates.
Credit Suisse AG,

together with

other financial

institutions, was named

in a consolidated

putative class action

in Israel,
which made allegations

similar to the

consolidated class action.

In April 2022,

Credit Suisse entered

into an agreement
to settle all claims. The settlement remains subject to court approval.
Treasury markets litigation

– CSS LLC, along

with over 20

other primary dealers of

US treasury securities,

was named in
a number

of putative civil

class action complaints

in the US

relating to

the US treasury

markets. These complaints

generally
alleged that the defendants

colluded to manipulate

US treasury auctions, as well

as the pricing of

US treasury securities
in the

when-issued market, with

impacts upon

related futures

and options,

and that

certain of

the defendants

participated
in

a

group

boycott

to

prevent

the

emergence

of

anonymous

all-to-all

trading

in

the

secondary

market

for

treasury
securities. In

March 2022, the

SDNY granted

defendants’ motion

to dismiss

and dismissed with

prejudice all

claims against
the defendants,

and in February 2024, the Second Circuit affirmed the

district court’s dismissal.
SSA bonds litigation

– Credit Suisse Group AG and certain of its affiliates, together with other financial institutions, were named in two Canadian

putative class actions, which allege

that defendants conspired to fix

the prices of SSA

bonds sold
to and purchased from investors

in the secondary market.

One putative class action

was dismissed against Credit

Suisse
in February 2020. In October 2022,

in the second action, Credit

Suisse entered into an agreement to settle

all claims. The
settlement remains subject to court approval.
Credit default swap auction litigation –
In June 2021, Credit Suisse Group AG and affiliates, along with other banks and
entities, were

named in

a putative

class action

complaint

filed in

the US

District Court

for the

District of

New Mexico
alleging manipulation of

credit default

swap (CDS)

final auction prices.

In April

2022, defendants filed

a motion

to dismiss.
In June 2023, the

court granted in part and

denied in part defendants’

motion to dismiss.

In November 2023, defendants
filed a motion

to enforce the previous

CDS settlement with

the SDNY. In

January 2024, the

SDNY ruled that, to

the extent
claims

in

the

New

Mexico

action

arise

from

conduct

prior

to

30

June

2014,

those

claims

are

barred

by

the

SDNY
settlement. In February 2024, the plaintiffs filed a notice of appeal of the SDNY decision.
4. OTC trading cases
Interest rate

swaps litigation:

Credit

Suisse Group

AG and

affiliates,

along with

other financial

institutions,

have been
named in

a consolidated putative

civil class

action complaint

and complaints

filed by

individual plaintiffs relating

to interest
rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges.

The

individual

lawsuits

were

brought

by TeraExchange

LLC, a

swap execution

facility,

and affiliates;
Javelin Capital Markets

LLC, a swap execution

facility,

and an affiliate;

and trueEX LLC, a

swap execution facility,

which
claim to have suffered

lost profits as a result

of defendants’ alleged conspiracy.

All interest rate swap

actions have been
consolidated in a multi-district litigation in the SDNY.
Defendants moved to dismiss the putative class and

individual actions, and the SDNY granted in

part and denied in part
these motions.
In February 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. In March
2019, class plaintiffs filed a fourth

amended consolidated class action complaint.

In January 2022, Credit Suisse entered
into an agreement to settle all class action

claims. The settlement remains subject to

court approval. In December 2023,
the SDNY denied the motion for class certification. In January 2024, class plaintiffs filed a petition for leave to appeal the
denial of class certification.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

340
Note 18

Provisions and contingent liabilities (continued)
Credit default swaps

litigation
: In June

2017, Credit Suisse Group

AG and affiliates,

along with other

financial institutions,
were named in a

civil action filed

in the SDNY by

Tera Group, Inc. and

related entities (Tera), alleging

violations of antitrust
law in

connection with

the allegation

that CDS

dealers conspired

to block

Tera’s electronic

CDS trading

platform from
successfully entering the

market. In July

2019, the SDNY

granted in

part and

denied in

part defendants’ motion

to dismiss.
In January

2020, plaintiffs

filed an

amended complaint.

In April

2020, defendants

filed a

motion to

dismiss. In

August
2023, the court granted the motion, dismissing all claims

with prejudice. Plaintiffs have appealed.
Stock

loan

litigation
:

Credit

Suisse

Group

AG

and

certain

of

its

affiliates,

as

well

as

other

financial

institutions,

were
originally named in a number of civil lawsuits in the SDNY, certain of which are brought by class action plaintiffs alleging that the defendants

conspired to keep

stock-loan trading in

an over-the-counter market and

collectively boycotted certain
trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market alleging

that the defendants collectively

boycotted the platforms. In

January 2022, Credit Suisse

entered
into an

agreement

to settle

all class

action claims.

In February

2022, the

court

entered

an order

granting

preliminary
approval to the agreement to settle all class action claims. The settlement remains subject to final court approval.

In October 2021, in

a consolidated civil

litigation brought in

the SDNY by entities

that developed a

trading platform for
stock loans that sought

to enter the

market, alleging that

the defendants collectively

boycotted the platform,

the court
granted defendants’

motion to dismiss.

In October 2021,

plaintiffs filed a

notice of appeal.

In March 2023,

the Second
Circuit affirmed the decision granting defendants’ motion to dismiss.
Odd-lot corporate bond litigation:
In April 2020, CSS LLC and other financial

institutions were named in a putative class
action complaint

filed in

the SDNY,

alleging a

conspiracy among

the financial

institutions to

boycott electronic

trading
platforms

and

fix

prices

in

the

secondary

market

for

odd-lot

corporate

bonds.

In

October

2021,

the

SDNY

granted
defendants’ motion to dismiss. Plaintiffs have appealed.
5. ATA litigation
Since November 2014,

a series of

lawsuits have

been filed against

a number of

banks, including Credit

Suisse AG and,
in two instances, Credit Suisse AG,

New York Branch, in the US District Court for

the Eastern District of

New York (EDNY)
and

the

SDNY

alleging

claims

under

the

United

States

Anti-Terrorism

Act

(ATA)

and

the

Justice

Against

Sponsors

of
Terrorism

Act. The plaintiffs in each of

these lawsuits are, or are relatives of, victims

of various terrorist attacks in Iraq and
allege

a

conspiracy

and/or

aiding

and

abetting

based

on

allegations

that

various

international

financial

institutions,
including the defendants,

agreed to alter, falsify or omit

information from payment messages

that involved Iranian

parties
for

the

express

purpose

of

concealing

the

Iranian

parties’

financial

activities

and

transactions

from

detection

by

US
authorities. The lawsuits

allege that

this conduct has

made it possible

for Iran to

transfer funds to

Hezbollah and

other
terrorist organizations actively engaged in harming US

military personnel and civilians. In January

2023, the United States
Court of Appeals for the Second Circuit affirmed

a September 2019 ruling by the EDNY granting defendants’ motion to dismiss the first filed

lawsuit. In October

2023, the United

States Supreme

Court denied plaintiffs’

petition for a

writ of
certiorari. In February 2024, plaintiffs

filed a motion to vacate

the judgment in the first

filed lawsuit. Of the other

seven
cases, four

are stayed,

including one

that was

dismissed as

to Credit

Suisse and

most of

the bank

defendants prior

to
entry of the

stay,

and in three

plaintiffs have filed

amended complaints,

including two

that were

dismissed prior to

the
court allowing plaintiffs to replead.
6. Customer account matters
Several clients have claimed that a former relationship

manager in Switzerland had exceeded his investment authority in
the

management

of their

portfolios,

resulting

in

excessive

concentrations

of certain

exposures

and

investment

losses.
Credit Suisse

AG is investigating

the claims,

as well as

transactions among

the clients.

Credit Suisse

AG filed a

criminal
complaint

against

the

former

relationship

manager

with

the

Geneva

Prosecutor’s

Office

upon

which

the

prosecutor
initiated a

criminal investigation.

Several

clients of

the former

relationship manager

also filed

criminal complaints

with
the Geneva Prosecutor’s Office. In February 2018, the former relationship manager was sentenced to five years in prison by

the

Geneva

criminal

court

for

fraud,

forgery

and

criminal

mismanagement

and

ordered

to

pay

damages

of
approximately USD
130
m. Several parties

appealed the judgment.

In June 2019,

the Criminal Court

of Appeals of

Geneva
ruled in the appeal

of the judgment against the

former relationship manager, upholding the main findings of the Geneva criminal court.

Several parties

appealed the

decision to

the Swiss

Federal Supreme

Court. In

February 2020,

the Swiss
Federal Supreme Court rendered its judgment on the

appeals, substantially confirming the findings of

the Criminal Court
of Appeals of Geneva.
Civil lawsuits have

been initiated

against Credit Suisse

AG and/or certain

affiliates in

various jurisdictions,

based on the
findings established in the criminal proceedings against the former relationship manager.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

341
Note 18

Provisions and contingent liabilities (continued)
In Singapore,

in the

civil lawsuit

brought against

Credit Suisse

Trust Limited,

a Credit

Suisse AG

affiliate, in

May 2023,
the Singapore International Commercial Court issued a first instance judgment finding for the plaintiffs and directing the
parties’

experts

to agree

on the

amount of

the

damages

award

according to

the

calculation

method and

parameters
adopted

by

the

court.

As the

parties’

experts

were

unable

to

agree

on

the

amount

of

the

damages,

following

court
directions, the parties filed their proposed

draft orders with supporting documents in August

2023. In September 2023,
the court

ruled that

the damages

under its

May 2023

judgment are

USD
742.73
m, excluding

post-judgment

interest.
This figure does

not exclude

potential overlap with

the Bermuda proceedings

against Credit Suisse

Life (Bermuda)

Ltd.,
which are

currently being

appealed. The

court ordered

the parties

to ensure

that there

shall be

no double

recovery in
relation to this award

and any sum recovered

in the Bermuda proceedings.

Credit Suisse Trust Limited

has appealed the
judgment and has

applied for a

stay of execution

pending that appeal.

In November

2023, the court

granted a

stay of
execution of its

May 2023 judgment pending

appeal on the condition

that damages awarded and

post-judgment interest
accrued are paid into court deposit within
21

days, which condition was satisfied.
In Bermuda, in

the civil lawsuit

brought against

Credit Suisse

Life (Bermuda) Ltd.,

a Credit Suisse

AG affiliate, trial

took
place in the Supreme Court of Bermuda in

November and December 2021. The Supreme Court of Bermuda issued a first
instance judgment in March 2022, finding for the plaintiff. In May

2022, the Supreme Court of Bermuda issued an order
awarding damages of USD
607.35
m to the

plaintiff. In May 2022,

Credit Suisse Life (Bermuda)

Ltd. appealed the decision
to the

Bermuda Court of

Appeal. In

July 2022, the

Supreme Court of

Bermuda granted a

stay of

execution of its

judgment
pending

appeal

on

the

condition

that

damages

awarded

were

paid

into

an

escrow

account

within
42

days,

which
condition was satisfied. In June 2023, the Bermuda Court of Appeal issued its judgment confirming the award issued by
the Supreme Court

of Bermuda and upholding

the Supreme Court

of Bermuda’s finding that

Credit Suisse Life (Bermuda)
Ltd. had

breached

its contractual

and fiduciary

duties,

but overturning

the

Supreme

Court

of Bermuda’s

finding

that
Credit Suisse Life (Bermuda) Ltd. had made fraudulent misrepresentations. In July 2023, Credit Suisse Life (Bermuda) Ltd.
filed its

notice of

motion for

leave to

appeal to

the Judicial

Committee

of the

Privy

Council and

applied

for a

stay

of
execution of the Bermuda Court of Appeal’s judgment pending the outcome of the appeal to the Judicial Committee of
the Privy

Council on

the condition

that the

damages awarded

remain within

the escrow

account and

that interest

be
added to the escrow account

calculated at the Bermuda statutory

rate of
3.5
%. A hearing on the applications

for leave
to appeal and stay of execution took

place in December 2023. Further, in

December 2023, USD
75
m was released from
the escrow account and

paid to plaintiffs. In

February 2024, the Bermuda

Court of Appeal granted

leave to appeal and
ordered that the current

stay shall continue pending

determination of the appeal

to the Judicial Committee

of the Privy
Council until

and unless

the plaintiffs provide

a top

tier bank guarantee

for the

remaining judgment debt

of USD
536.64
m
plus interest.
In Switzerland,

civil lawsuits

have commenced

against Credit

Suisse AG

in the

Court of

First Instance

of Geneva,

with
statements of claim served in March 2023.
7. Mozambique matter
Credit

Suisse

has

been

subject

to

investigations

by

regulatory

and

enforcement

authorities,

as

well

as

civil

litigation,
regarding certain Credit Suisse

entities’ arrangement of loan financing to Mozambique state enterprises, Proindicus

S.A.
and Empresa Moçambicana de Atum S.A. (EMATUM), a

distribution to private investors of loan participation notes (LPN)
related to

the EMATUM

financing in

September 2013,

and certain

Credit Suisse

entities’ subsequent

role in

arranging
the exchange of

those LPNs for

Eurobonds issued

by the Republic

of Mozambique.

In 2019, three

former Credit

Suisse
employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions
carried out with two Mozambique state enterprises.
In October 2021, Credit Suisse reached settlements

with the DOJ, the US Securities and

Exchange Commission (SEC), the
UK Financial

Conduct Authority

(FCA) and

FINMA to

resolve inquiries

by these

agencies, including

findings that

Credit
Suisse failed to appropriately

organize and conduct

its business with due

skill and care,

and manage risks. Credit

Suisse
Group AG entered into a three-year Deferred Prosecution Agreement (DPA) with the DOJ in connection with the criminal
information

charging

Credit

Suisse Group

AG with

conspiracy

to commit

wire

fraud

and consented

to the

entry

of a
Cease and Desist Order by the

SEC. Under the terms of the

DPA, UBS Group AG (as

successor to Credit Suisse Group AG)
must continue

compliance enhancement

and remediation

efforts agreed

by Credit

Suisse, report

to the

DOJ on

those
efforts for

three years

and undertake

additional measures

as outlined

in the

DPA. If

the DPA’s

conditions are

complied
with,

the

charges

will

be

dismissed

at

the

end

of

the

DPA’s

three-year

term.

In

addition,

CSSEL

entered

into

a

Plea
Agreement and pleaded guilty to one count of conspiracy to

violate the US federal wire fraud statute. CSSEL is bound by the same

compliance, remediation

and reporting

obligations under

the DPA.

The total

monetary sanctions

paid to

the
DOJ and

SEC,

taking

into

account

various

credits

and

offsets, was

approximately

USD
275
m.

Under

the

terms

of the
resolution

with the

DOJ, Credit

Suisse also

paid

USD
22.6
m in

restitution

to eligible

investors in

the

2016 Eurobonds
issued by the Republic of Mozambique.
In connection with the resolution with the FCA, Credit Suisse paid a penalty of approximately USD
200
m and, further to
an agreement with the FCA, forgave USD
200
m of debt owed to Credit Suisse by Mozambique.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

342
Note 18

Provisions and contingent liabilities (continued)
The FINMA

decree concluding

its enforcement

proceeding,

ordered the

bank to

remediate

certain deficiencies.

Credit
Suisse’s implementation of

the measures required

under the FINMA

decree has been

reviewed by an

independent third
party

appointed

by

FINMA,

which

review

recommends

some

enhancements

to

the

measures

that

Credit

Suisse

has
implemented. FINMA also arranged for certain existing transactions to be reviewed by the same independent third party
on the basis of specific risk criteria, and required enhanced disclosure of certain sovereign transactions.
In February 2019, certain Credit Suisse entities, three former employees and several other unrelated entities were sued in
the

English

High

Court

by the

Republic

of Mozambique

seeking

a

declaration

that

the

sovereign

guarantee

issued in
connection with

the ProIndicus

loan syndication

was void,

and damages.

Credit Suisse

entities subsequently

filed cross
claims against

several entities

controlled by

Privinvest Holding SAL

(Privinvest) that

acted as

the project

contractor, Iskandar
Safa, the owner of Privinvest, and several Mozambique officials. In addition, several of the banks that participated in the
ProIndicus loan syndicate brought claims against Credit Suisse entities seeking a declaration that Credit Suisse is liable to compensate them for

alleged losses suffered

as a

result of any

invalidity of the

sovereign guarantee or

damages stemming
from the alleged loss.

In September 2023, Credit

Suisse, the Republic of

Mozambique, and certain

of the lenders in the
ProIndicus syndicate

entered into

a settlement

agreement that,

with the

subsequent settlement

with Privinvest

entities
referred to below, resolved all claims involving Credit Suisse entities in the English High Court.
In February 2022, Privinvest and Iskandar Safa brought a defamation claim in a Lebanese court against CSSEL and Credit
Suisse Group AG and in November 2022, a

Privinvest employee who was the lead negotiator

on behalf of the Privinvest
entities in

relation to

the Mozambique

transactions,

also brought

a defamation

claim in

the same

court against

those
entities. In November 2023, UBS Group AG

(as successor to Credit Suisse Group AG),

the Credit Suisse entities, Privinvest
and Iskandar Safa entered into an agreement to settle

all claims among them in the English High Court and in Lebanon.
8. Cross-border private banking matters
Credit Suisse

offices in

various locations,

including the

UK, the

Netherlands, France

and Belgium,

have been

contacted
by regulatory

and law enforcement

authorities that

are seeking

records and

information concerning

investigations into
Credit Suisse’s historical private banking

services on a

cross-border basis and in part

through its local branches

and banks.
Credit

Suisse

has

conducted

a

review

of

these

issues,

the

UK

and

French

aspects

of

which

have

been

closed,

and

is
continuing to cooperate with the authorities.
9. ETN-related litigation
XIV litigation:
Since March

2018, three

class action

complaints were

filed in

the SDNY

on behalf

of a

putative class

of
purchasers of VelocityShares

Daily Inverse VIX Short Term

Exchange Traded

Notes linked to the S&P 500 VIX Short-Term
Futures Index

due December

4, 2030

(XIV ETNs).

In August

2018, plaintiffs

filed a

consolidated amended

class action
complaint, naming

Credit Suisse

Group

AG and

certain affiliates

and executives,

which asserts

claims for

violations of
Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US

Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections
11 and

15 of

the US

Securities Act

of 1933

and alleges

that the

defendants are responsible

for losses

to investors

following
a decline in the value of XIV ETNs in February

2018. Defendants moved to dismiss the amended

complaint in November
2018.

In

September

2019,

the

SDNY

granted

defendants’

motion

to

dismiss

and

dismissed

with

prejudice

all

claims
against the defendants.

In October 2019,

plaintiffs filed

a notice of

appeal. In April

2021, the Second

Circuit issued

an
order affirming in part and vacating in part the

SDNY’s September 2019 decision granting defendants’ motion to dismiss with prejudice.

In July

2022, plaintiffs

filed a

motion for

class certification.

In March

2023, the

court denied

plaintiffs’
motion to

certify two

of their

three alleged

classes and

granted plaintiffs’

motion to

certify their

third alleged

class. In
March

2023,

defendants

moved

for

reconsideration

and

filed

a

petition

for

permission

to

appeal

the

court’s

class
certification decision to

the Second Circuit. In

April 2023, plaintiffs filed

a motion seeking

leave to amend

their complaint.
In May 2023, plaintiffs filed

a renewed motion for class

certification, which defendants have

opposed. In January 2024,
the

court

issued

an

order

denying

plaintiffs’

motion

to

amend.

In

March

2024,

the

court

denied

plaintiffs’

renewed
motion to certify two of the three alleged classes, without prejudice, and denied defendants’ motion for reconsideration on the certification of the third alleged class.
DGAZ litigation:
In January 2022, Credit Suisse

AG was named in a class

action complaint filed in the

SDNY brought on
behalf of

a putative

class of

short sellers

of VelocityShares

3x Inverse

Natural Gas

Exchange Traded

Notes linked

to the
S&P GSCI Natural Gas Index ER due February 9, 2032 (DGAZ ETNs). The complaint asserts claims for violations of Section
10(b) of the US Securities Exchange Act of 1934 and Rule

10b-5 thereunder and alleges that Credit Suisse is responsible for losses

suffered by

short

sellers following

a June

2020 announcement

that Credit

Suisse would

delist and

suspend
further issuances of

the DGAZ ETNs.

In July 2022,

Credit Suisse AG

filed a motion

to dismiss. In

March 2023, the

court
granted Credit Suisse

AG’s motion to

dismiss. In May

2023, the court

entered an order

dismissing the case

with prejudice.
In February 2024, the Second Circuit affirmed the district court’s dismissal.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

343
Note 18

Provisions and contingent liabilities (continued)
10. Bulgarian former clients matter
Credit Suisse AG has been

responding to an investigation by

the Swiss Office of the

Attorney General (SOAG) concerning
the

diligence

and

controls

applied

to

a

historical

relationship

with

Bulgarian

former

clients

who

are

alleged

to

have
laundered funds through Credit Suisse AG

accounts. In December 2020,

the SOAG brought charges

against Credit Suisse
AG and

other parties.

Credit

Suisse AG

believes its

diligence and

controls complied

with applicable

legal requirements
and intends

to defend

itself vigorously.

The trial

in the

Swiss Federal

Criminal

Court took

place in

the first

quarter

of
2022. In

June 2022, Credit

Suisse AG

was convicted in

the Swiss

Federal Criminal Court

of certain

historical organizational
inadequacies in its anti-money laundering framework and ordered to pay a fine of CHF
2
m. In addition, the court seized
certain client assets in

the amount of approximately CHF
12
m and ordered Credit Suisse AG to

pay a compensatory claim
in the

amount

of approximately

CHF
19
m. In

July 2022,

Credit

Suisse

AG appealed

the decision

to the

Swiss

Federal
Court of Appeals.
11. SCFF
Credit

Suisse

has

received

requests

for

documents

and

information

in

connection

with

inquiries,

investigations,
enforcement

and other

actions relating

to the

supply chain

finance funds

(SCFF) matter

by FINMA,

the FCA

and other
regulatory and

governmental agencies.

The Luxembourg

Commission de

Surveillance du

Secteur Financier

is reviewing
the matter and has commissioned a report from

a third party.

Credit Suisse is cooperating with these authorities.
In February 2023, FINMA announced

the conclusion of its enforcement

proceedings against Credit Suisse

in connection
with the SCFF matter. In its order, FINMA reported that Credit Suisse had seriously breached applicable Swiss supervisory
laws in

this context

with regard

to risk

management

and appropriate

operational structures.

While FINMA

recognized
that

Credit

Suisse

has

already

taken

extensive

organizational

measures

based

on

its

own

investigation

into

the

SCFF
matter, particularly to strengthen

its governance and control

processes, and FINMA is

supportive of these measures, the
regulator

has

ordered

certain

additional

remedial

measures.

These

include

a

requirement

that

the

most

important
(approximately
500
) business

relationships

must be

reviewed periodically

and holistically

at the

Credit Suisse

Executive
Board level, in

particular for counterparty

risks, and that

Credit Suisse must

set up

a document defining

the responsibilities
of approximately
600

of its

highest-ranking managers. The

latter of these

measures has

been made

applicable UBS Group.
Separate from

the enforcement

proceeding regarding

Credit Suisse,

FINMA has

opened four

enforcement proceedings
against former managers of Credit Suisse.
In

May

2023,

FINMA

opened

an

enforcement

proceeding

against

Credit

Suisse

in

order

to

confirm

compliance

with
supervisory requirements in response to inquiries from FINMA’s enforcement division in the SCFF matter.
The Attorney General of the Canton of Zurich has initiated a criminal procedure in connection with the SCFF matter and several fund investors have joined the procedure as interested parties. In such procedure, while certain former and active
Credit Suisse

employees, among

others, have

been named

as accused

persons, Credit

Suisse itself

is not a

party to the
procedure.
Certain civil actions have

been filed by fund

investors and other

parties against Credit

Suisse and/or certain officers

and
directors in

various jurisdictions,

which make

allegations including

mis-selling and

breaches of

duties of

care, diligence
and other fiduciary duties.

12. Archegos
Credit

Suisse has

received

requests

for documents

and information

in connection

with inquiries,

investigations

and/or
actions relating

to Credit

Suisse’s

relationship

with

Archegos

Capital

Management

(Archegos),

including

from

FINMA
(assisted by

a third

party appointed

by FINMA),

the DOJ,

the SEC,

the US

Federal Reserve,

the US

Commodity Futures
Trading

Commission

(CFTC),

the

US

Senate

Banking

Committee,

the

Prudential

Regulation

Authority

(PRA),

the

FCA,
COMCO, the

Hong Kong

Competition

Commission

and other

regulatory

and governmental

agencies.

Credit

Suisse

is
cooperating with the authorities in these matters.
In

July

2023,

the

US

Federal

Reserve

and

the

PRA

announced

resolutions

of

their

investigations

of

Credit

Suisse’s
relationship with

Archegos. UBS

Group AG,

Credit Suisse

AG, Credit Suisse

Holdings (USA)

Inc., and

Credit Suisse

AG,
New York Branch entered into an Order to Cease and Desist with the Board of Governors of the Federal Reserve System.
Under the

terms of

the order,

Credit Suisse

paid a

civil money

penalty of

USD
269
m and

agreed to

undertake certain
remedial

measures

relating

to

counterparty

credit

risk

management,

liquidity

risk

management

and

non-financial

risk
management, as well as enhancements to board oversight

and governance.
CSI and CSSEL entered into a settlement agreement with the PRA providing for the resolution of the PRA’s investigation, following which the

PRA published a Final

Notice imposing a

financial penalty of GBP
87
m on CSI

and CSSEL for breaches
of various of the PRA’s Fundamental Rules.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

344
Note 18

Provisions and contingent liabilities (continued)
FINMA also entered a decree dated 14 July 2023 announcing the conclusion of its enforcement proceeding, finding that
Credit Suisse had

seriously violated

financial market

law in connection

with its business

relationship with Archegos

and
ordering remedial measures

directed at Credit

Suisse AG and

UBS Group AG,

as the legal

successor to Credit

Suisse Group
AG. These include

a requirement that

UBS Group

AG apply its

restrictions on its

own positions relating

to individual clients
throughout

the

financial

group,

as

well

as

adjustments

to

the

compensation

system

of

the

entire

financial

group

to
provide

for

bonus

allocation

criteria

that

take

into

account

risk

appetite.

FINMA

also

announced

it

has

opened
enforcement proceedings against a former Credit Suisse

manager in connection with this matter.
Civil actions

relating to

Credit Suisse’s

relationship with

Archegos have

been filed

against Credit

Suisse and/or

certain
officers and directors, including claims for breaches of fiduciary duties.
13. Credit Suisse financial disclosures
Credit

Suisse

Group

AG

and

certain

directors,

officers

and

executives

have

been

named

in

securities

class

action
complaints pending in the

SDNY.

These complaints, filed on

behalf of purchasers

of Credit Suisse shares,

additional tier
1

capital

notes

(“AT1

notes”),

and

other

securities

in

2023,

allege

that

defendants

made

misleading

statements
regarding: (i) customer outflows in late 2022; (ii) the adequacy of Credit Suisse’s financial reporting controls; and (iii) the adequacy of

Credit

Suisse’s

risk management

processes,

and include

allegations

relating

to Credit

Suisse Group

AG’s
merger with

UBS Group

AG. Many

of the

actions have

been consolidated,

and a

motion to

dismiss has

been filed

and
remains pending. One additional

action, filed in October

2023, has been stayed pending

a determination on whether

it
should be consolidated with the earlier actions.
Credit

Suisse

has

received

requests

for

documents

and

information

from

regulatory

and

governmental

agencies

in
connection with

inquiries, investigations and/or

actions relating

to these

matters, as

well as

for other

statements regarding
Credit Suisse’s

financial

condition, including

from the

SEC, the

DOJ and

FINMA. Credit

Suisse is

cooperating

with the
authorities in these matters.
14. Merger-related litigation
Certain Credit Suisse

Group AG affiliates

and certain directors,

officers and executives

have been named

in class action
complaints pending

in the

SDNY.

One complaint,

brought on

behalf of

Credit Suisse

shareholders, alleges

breaches of
fiduciary duty under Swiss law and civil

RICO claims under United States federal law. In February 2024, the court granted
defendants’ motions to

dismiss the

civil RICO claims

and conditionally dismissed

the Swiss law

claims pending defendants’
acceptance

of

jurisdiction

in

Switzerland.

In

March

2024,

having

received

consents

to

Swiss

jurisdiction

from

all
defendants served

with the

complaint, the

court

dismissed

the Swiss

law claims

against those

defendants.

Additional
complaints,

brought

on

behalf

of

holders

of

Credit

Suisse

additional

tier

1

capital

notes

(“AT1

noteholders”)

allege
breaches of fiduciary duty

under Swiss law,

arising from a series

of scandals and misconduct, which

led to Credit Suisse
Group AG’s merger with UBS Group AG, causing losses to shareholders and AT1 noteholders. The motion to dismiss the first

of

these

complaints

was

granted

in

March

2024

on

the

basis

that

Switzerland

and

not

New

York

is

the

most
appropriate forum for litigation.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

345
Note 19

Other liabilities
a) Other financial liabilities measured at amortized

cost

USD m 31.12.23 31.12.22
Other accrued expenses
3,270
1,760
Accrued interest expenses
6,692
1,949
Settlement and clearing accounts
1,519
1,075
Lease liabilities
5,502
3,334
Other

3,868
1,457
Total other financial liabilities measured at amortized cost
20,851
9,575
of which: Credit Suisse
1
8,386
1 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
b) Other financial liabilities designated at fair value

USD m 31.12.23 31.12.22
Financial liabilities related to unit-linked investment contracts
15,992
13,221
Securities financing transactions
7,416
15,333
Over-the-counter debt instruments and other
6,076
1,684
Total other financial liabilities designated at fair value
29,484
30,237
of which: Credit Suisse
1
5,114
1 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
c) Other non-financial liabilities

USD m 31.12.23 31.12.22
Compensation-related liabilities
9,746
6,822
of which: Deferred Contingent Capital Plan
1,709
1,614
of which: financial advisor compensation plans
1,483
1,463
of which: other compensation plans
4,723
2,680
of which: net defined benefit liability
796
469
of which: other compensation-related liabilities
1
1,035
596
Current tax liabilities
1,460
1,071
Deferred tax liabilities
325
236
VAT,

withholding tax and other tax payables
1,120
592
Deferred income
635
235
Other
802
84
Total other non-financial liabilities
14,089
9,040
of which: Credit Suisse
2
4,672
1

Includes liabilities for payroll taxes and untaken vacation.

2 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

346

Additional information
Note 20

Expected credit loss measurement
a) Expected credit losses in the period
Total net credit loss

expenses were

USD
1,037
m in 2023,

reflecting net

credit loss

expenses of

USD
593
m related

to stage 1
and 2

positions

and net

credit loss

expenses

of USD
445
m related

to credit-impaired

(stage 3

and purchased

credit-impaired)
positions. Expected credit loss (ECL) expenses of USD
593
m for performing loans were

predominantly attributable to the
initial recognition of ECL

allowances and provisions after

the date

of the

acquisition of the

Credit Suisse Group.

Credit-
impaired net

expenses amounted

to USD
445
m, of which

USD
325
m was within

the Credit

Suisse portfolio

and USD
120
m
was within the

UBS portfolio.

As per IFRS 9, no

ECL allowances

and provisions

had to be recognized

at acquisition

date for
credit-impaired

exposures, after

the fair valuation

as per the purchase

price allocation.
›
Refer to Note 20b for more information regarding changes to ECL models, scenarios, scenario weights and the post-model
adjustments and to Note 20c for more information

regarding the development of ECL allowances and provisions

Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3 Purchased Total
For the year ended 31.12.23
Global Wealth Management
108
27
13
147
Personal & Corporate Banking
290
183
27
501
Asset Management
1
(1)
0
0
Investment Bank
110
78
2
190
Non-core and Legacy
78
91
25
193
Group Items 1
5
0
0
6
Total
593
378
67
1,037
For the year ended 31.12.22
Global Wealth Management
(5)
5
0
Personal & Corporate Banking
27
12
39
Asset Management
0
0
0
Investment Bank
6
(18)
(12)
Non-core and Legacy
0
2
2
Group Items
1
1
0
1
Total
29
0
29
For the year ended 31.12.21
Global Wealth Management
(28)
(1)
(29)
Personal & Corporate Banking
(62)
(24)
(86)
Asset Management
0
1
1
Investment Bank
(34)
0
(34)
Non-core and Legacy
0
0

0
Group Items
1
0
0
0
Total
(123)
(25)
(148)
1 Starting with the third quarter of 2023, Non-core and Legacy became a separate reportable segment and Group Functions has been renamed Group Items. Prior periods have been restated to reflect these changes.

b) Changes to

ECL models, scenarios,

scenario weights

and key inputs

Refer to Note 1a for

information about the principles governing ECL models, scenarios, scenario weights and key inputs
applied.

Governance
Comprehensive

cross-functional

and cross-divisional

governance

processes are

in place

and are

used to

discuss and

approve
scenario updates and weights,

to assess whether

significant increases in credit

risk resulted in

stage transfers, to

review
model outputs

and to reach conclusions

regarding post-model

adjustments.

Model changes
During 2023, the model review and

enhancement process led to adjustments

of the probability of default (PD),

loss given
default (LGD) and credit

conversion factor

(CCF) models, resulting

in a USD
22
m increase in ECL allowances.

This included
an increase

of USD
13
m in

Global Wealth Management

related to
Large corporate clients

and an

USD
14
m increase

in
Personal & Corporate

Banking related

to lending to
Large corporate

clients

and
SME clients
.

Scenario and

key input updates
During 2023, the scenarios and related macroeconomic

factors were updated from those applied

at the end of 2022 by
considering

the

prevailing

economic

and

political

conditions

and

uncertainty.

The

review

focused

on

events

that
significantly changed the economic

outlook during the year:

the inflation outlook and economic

growth in Europe,

and
rising global

interest rates

due to

central banks

adopting more

restrictive monetary

policies. ECLs

for Credit

Suisse AG
positions were

calculated based on

Credit Suisse

AG’s models, including

the same scenario

and scenario weight

inputs
as for UBS’s existing business activity.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

347
Note 20

Expected credit loss measurement (continued)
Baseline

scenario
: the

projections

of the

baseline scenario,

which are

aligned

to the

economic and

market assumptions

used
for

UBS’s

business

planning

purposes,

are

broadly

in

line

with

external

benchmarks,

such

as

those

from

Bloomberg
Consensus, Oxford

Economics and

the International

Monetary Fund World

Economic Outlook.

The expectation

for 2024 is
that global

growth slows

down under

the weight of

monetary policy

tightening and

continued pressure

on real purchasing
power due

to high, though

falling, inflation,

and fading

fiscal support.

Unemployment

rates are

forecast to

increase slightly
from their

2023 levels.

Interest rates

are expected

to remain high,

given the persistence

of inflationary

pressures, leading

to
a less optimistic

outlook for house

prices worldwide,

including Switzerland.
Mild debt crisis scenario : The first hypothetical downside scenario is the mild debt crisis scenario. At the beginning of the second quarter

of 2023,

UBS replaced

the global

crisis scenario

applied

at the

end of

2022 and

at the

end of

the first

quarter
of 2023 with the mild debt crisis

scenario. Economic,

market and political

developments suggested

that the scenario suite
should be rebalanced by reintroducing

a mild downside scenario. The mild debt crisis scenario

covers similar risks, but the
assumptions

are milder

than the

global

crisis

scenario.

Therefore,

the scenario

shocks

are less

severe.

It assumes

that political,
solvency and liquidity concerns cause a

sell-off of sovereign debt in

emerging markets and the peripheral Eurozone. The
global economy

and financial

markets are

negatively

affected,

and central

banks are

assumed to

ease their

monetary policy.
Stagflationary geopolitical crisis scenario :
The second

downside scenario is

aligned with

the 2024

Group binding

stress
scenario and was updated in 2023

to reflect expected risks, resulting in minimal changes.

Geopolitical tensions cause an
escalation

of security

concerns

and undermine

globalization.

The ensuing

economic

regionalization

leads

to a

surge

in global
commodity prices and further disruptions of supply chains and raises the specter of prolonged stagflation. Central banks
are forced

to further

tighten monetary policy

to contain

inflationary pressures. The severe

interest rate and

house price
assumptions in the scenario had a substantive impact on model-based ECL allowances for loans secured by mortgages in
Switzerland and the

US. These

effects were

partly offset by

post-model adjustment releases related to

loans secured by
mortgages. Refer

to the section

below on “Scenario

weights and post-model

adjustments” for

more details.
Asset price

inflation scenario
:
The upside

scenario is

based on

positive developments, such

as an

easing of

geopolitical
tensions across

the globe

and a rebound

in Chinese

economic growth.

A combination

of lower commodity

prices, effective
monetary

policies

and easing

supply chain

disruptions

helps to

reduce inflation.

Improved

consumer

and business

sentiment
lead to

a global

economic rebound,

enabling central

banks to

normalize interest

rates, which

causes asset

prices to

increase
significantly.
The table below details the key assumptions for the four scenarios applied as of 31 December 2023.
Scenario weights and post-model adjustments
The scenario weights did not change during 2023, but the

scenario suite was adjusted in the second quarter of 2023

to
replace one of the two severe downside scenarios with a mild downside scenario. The mild debt crisis, developed in early
2023, was introduced in the

scenario suite with the same

weight as the more severe

global crisis scenario, i.e.,
15
%, to
balance a somewhat

more optimistic

outlook with milder

scenario assumptions. The

weights were

kept unchanged for
the stagflationary

geopolitical crisis,

baseline and

asset price

inflation scenarios,

i.e.,
25
%,
60
% and
0
%, respectively.
The weights are shown in the table below.

However, unquantifiable risks continue to be relevant, as the geopolitical risks remained high in 2023, and the

impact on
the world economy from

escalations with unforeseeable consequences could be

severe. In the near

term, this uncertainty
relates

primarily

to

developments

in

the

Russia–Ukraine

and

Middle

East

conflicts.

Models,

which

are

based

on
supportable

statistical

information

from

past

experiences

regarding

interdependencies

of

macroeconomic

factors

and
their implications for credit risk portfolios, cannot comprehensively reflect such extraordinary events, such as a pandemic or a

fundamental change

in the

world political

order. Rather

than creating

multiple additional

scenarios to

attempt to
gauge these

risks and

applying model

parameters that

lack supportable

information and

cannot be

robustly validated,
management continued to also apply post-model adjustments.

Total

stage

1 and

2

allowances

and

provisions

were

USD
1,115
m

as

of

31 December

2023

and

included

post-model
adjustments of USD
326
m (31 December 2022:

USD
131
m). Overlays

are to

cover for uncertainty

levels and

are materially
unchanged, including

the geopolitical

situation, for

Credit Suisse

models that

may not

comprehensively reflect

market
events and to align model outputs for Credit Suisse with those of UBS for dedicated segments.

Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.12.23 31.12.22
Asset price inflation
0.0
0.0
Baseline
60.0
60.0
Mild debt crisis
15.0
0.0
Stagflationary geopolitical crisis
25.0
25.0
Global crisis
0.0
15.0

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

348
Note 20

Expected credit loss measurement (continued)

Scenario assumptions One year Three years cumulative
31.12.23
Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis
Asset price
inflation Baseline
Mild debt
crisis
Stagflationary
geopolitical
crisis
Real GDP growth (% change)
United States
4.0
0.1
(1.6)
(4.8)
9.1
4.4
0.6
(4.4)
Eurozone
3.0
0.5
(1.7)
(5.6)
6.2
2.9
(0.1)
(5.7)
Switzerland
3.0
1.4
(1.2)
(4.8)
6.6
4.4
0.3
(4.9)
Consumer price index (% change)
United States
2.5
2.3
(0.1)
10.0
8.1
7.1
2.3
15.8
Eurozone
2.3
2.0
(0.2)
9.6
7.4
6.1
1.8
14.8
Switzerland
2.1
1.5
(0.4)
5.8
6.2
4.3
0.8
10.7
Unemployment rate (end-of-period level, %)
United States
3.0
4.4
6.3
9.2
3.0
4.4
7.7
11.8
Eurozone
6.0
6.9
8.2
10.6
6.0
6.8
9.0
11.8
Switzerland
1.6
2.3
2.9
4.1
1.5
2.3
3.8
5.0
Fixed income: 10-year government bonds (change in yields, basis points)
USD
13
(82)
(215)
270
37
(78)
(155)
245
EUR
20
(90)
(185)
225
58
(78)
(140)
195
CHF
25
(41)
(73)
195
63
(34)
(28)
180
Equity indices (% change)
S&P 500
20.0
15.3
(26.6)
(51.5)
51.7
28.1
(12.2)
(45.6)
EuroStoxx 50
20.0
12.0
(26.4)
(51.6)
46.6
22.9
(16.6)
(47.2)
SPI
15.0
4.6
(24.5)
(51.6)
39.2
15.9
(11.2)
(47.2)
Swiss real estate (% change)
Single-Family Homes
6.6
(1.5)
(4.4)
(18.5)
14.0
0.8
(3.0)
(28.6)
Other real estate (% change)
United States (S&P / Case–Shiller)
8.1
0.6
(8.6)
(20.0)
19.7
5.8
(5.2)
(30.2)
Eurozone (House Price Index)
7.0
0.6
(5.9)
(8.4)
15.4
6.4
(5.2)
(12.9)

Scenario assumptions One year Three years cumulative
31.12.22
Asset price
inflation Baseline
Stagflationary
geopolitical
crisis
Global
crisis
Asset price
inflation Baseline
Stagflationary
geopolitical
crisis
Global
crisis
Real GDP growth (% change)
United States
4.0
(0.3)
(4.8)
(6.4)
9.1
3.2
(4.4)
(1.8)
Eurozone
3.0
0.6
(5.6)
(8.5)
6.2
2.5
(5.7)
(8.3)
Switzerland
3.0
0.7
(4.8)
(6.7)
6.6
3.5
(4.9)
(3.7)
Consumer price index (% change)
United States
2.5
2.6
10.0
(0.5)
8.1
6.5
15.8
1.2
Eurozone
2.3
5.0
9.6
(0.7)
7.4
9.6
14.8
(0.7)
Switzerland
2.1
1.6
5.8
(1.8)
6.2
3.9
10.7
(1.6)
Unemployment rate (end-of-period level, %)
United States
3.0
3.9
9.2
10.0
3.0
5.3
11.8
9.4
Eurozone
6.0
7.0
10.9
11.9
6.0
7.1
12.2
13.0
Switzerland
1.7
2.3
4.3
4.4
1.5
2.6
5.1
4.9
Fixed income: 10-year government bonds (change in yields, basis points)
USD
25
(6)
235
(326)
70
(13)
205
(291)
EUR
20
48
250
(271)
58
45
220
(247)
CHF
25
46
220
(210)
63
57
205
(160)
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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

349
Note 20

Expected credit loss measurement (continued)

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
The

table

below

explains

the

changes

in

the

ECL

allowances

and

provisions

for

on-

and

off-balance

sheet

financial
instruments and credit lines within the scope of ECL requirements between the beginning and the end of the period due
to the factors listed above.

Development of ECL allowances and

provisions
USD m Total Stage 1 Stage 2 Stage 3 PCI
Balance as of 31 December 2022
(1,091)
(259)
(267)
(564)
0
Acquisition of Credit Suisse AG portfolios
(541)
(541)
0
0
0
Net movement from new and derecognized transactions
1
14
(2)
9
7
0
of which: Private clients with mortgages
(4)
(7)
3
0
0
of which: Real estate financing
1
(2)
3
0
0
of which: Large corporate clients
18
8
3
7
0
of which: SME clients
(2)
(2)
0
0
0
of which: Other
1
1
0
0
0

of which: Financial intermediaries and hedge funds
(1)
(1)
0
0
0

of which: Loans to financial advisors
0
0
0
0
0
Remeasurements with stage transfers
2
(507)
42
(149)
(400)
0
of which: Private clients with mortgages
(12)
2
(3)
(12)
0
of which: Real estate financing
(35)
8
(27)
(16)
0
of which: Large corporate clients
(223)
17
(21)
(220)
0
of which: SME clients
(167)
6
(59)
(115)
0
of which: Other
(69)
8
(39)
(38)
0

of which: Financial intermediaries and hedge funds
1
0
0
0
0

of which: Loans to financial advisors
1
2
(1)
0
0
Remeasurements without stage transfers
3
17
58
12
14
(67)
of which: Private clients with mortgages
3
1
16
(3)
(11)
of which: Real estate financing
(1)
5
3
(1)
(9)
of which: Large corporate clients
(42)
(18)
(1)
(8)
(16)
of which: SME clients
65
31
1
44
(11)
of which: Other
(7)
39
(8)
(18)
(20)

of which: Sovereign
(37)
0
(15)
0
(22)

of which: Loans to financial advisors
(7)
1
0
(8)
0
Model changes
4
(22)
(14)
(8)
0
0
Movements with profit or loss impact
5
(1,037)
(457)
(136)
(378)
(67)
Movements without profit or loss impact (write-off, FX and other)
6
(132)
17
(13)
(50)
(86)
Balance as of 31 December 2023
(2,261)
(700)
(416)
(993)
(153)
1 Represents the

increase and decrease

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

5 Includes ECL movements from new and derecognized transactions, remeasurement changes, and model and methodology changes.

6 Represents the decrease in allowances and

provisions resulting from write-offs of the ECL allowance

against the gross carrying amount when all or

part of a financial asset is deemed
uncollectible or forgiven and movements in foreign exchange rates.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

350
Note 20

Expected credit loss measurement (continued)
Movements

with

profit

or

loss

impact:

Stages

1

and

2

ECL

allowances

and

provisions

increased

on

a

net

basis

by
USD
1,037
m:
– Acquisition of Credit Suisse AG portfolios:
Expected credit

loss (ECL)

expenses of

USD
541
m for performing

loans were
attributable to the initial recognition

of ECL stage 1 allowances and provisions as of the date of the acquisition of the
Credit Suisse

Group.
–
Net movement from

new and derecognized

transactions

includes stage 1

expenses of USD
2
m and stage

2 releases
of

USD
9
m:

Stage

1

expenses

are

mainly

driven

by

expenses

on

the

corporate

lending

portfolios,

partly

offset

by
releases

on

the

real

estate

portfolios.

Stage

2

releases

are

predominately

driven

by

the

real

estate

and

corporate
lending portfolios.
–
Remeasurements with stage

transfers

include USD
149
m expenses in

stage 2, following

a number of

corporate and
real

estate

lending

credit

reviews

and

transfer

to

stage

2

for

the

Credit

Suisse

AG

portfolio

after

the

date

of

the
acquisition.

– Model changes : refer to Note 20b for more information.
Movements without profit or loss impact : Stages 1 and 2 allowances decreased by USD
4
m, almost entirely driven by FX.
Stage 3 and PCI

allowances increased by

USD
136
m, driven by FX

and other movements

of USD
229
m, partly offset by
net write-offs of USD
93
m.

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

5 Includes ECL movements from new and derecognized transactions, remeasurement changes, and model and methodology changes.

6 Represents the decrease in allowances

and provisions resulting from write-offs

of the ECL allowance against

the gross carrying amount when all

or part of a financial asset

is deemed
uncollectible or forgiven and movements in foreign exchange rates.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

351
Note 20

Expected credit loss measurement (continued)
As explained in Note 1a, the assessment of a significant increase in credit risk (an

SICR) considers a number of qualitative
and quantitative

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

2023 – classification by trigger
USD m Stage 2
of which:
PD layer
of which:
watch list
of which:
≥30 days
past due
On- and off-balance sheet
(416)
(221)
(123)
(71)
of which: Private clients with mortgages
(97)
(69)
(5)
(22)
of which: Real estate financing
(35)
(23)
(2)
(10)
of which: Large corporate clients
(133)
(54)
(77)
(2)
of which: SME clients
(60)
(27)
(24)
(10)
of which: Lombard
(11)
0
(11)
0
of which: Financial intermediaries and hedge funds
(5)
(4)
0
(1)
of which: Loans to financial advisors
(1)
0
0
(1)
of which: Credit cards
(13)
0
0
(13)
of which: Consumer financing
(19)
(9)
0
(11)
of which: Commodity trade finance
(1)
0
(1)
0
of which: Other
(40)
(36)
(4)
(1)
As per

IFRS,

the

Credit

Suisse

acquisition

date

in

June

2023 represented

the

benchmark

for

determining

“significant
deterioration of credit risk” for Credit Suisse exposures, and accordingly,

UBS did only recognize stage 1 ECL allowances
and provisions for performing loans at acquisition date.

As of 31 December 2023, stage 2 allowances and provisions for
Credit Suisse exposures were

largely driven by prolonged and re-confirmed

affiliation to the credit watchlist.

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
enhancements,

such

as

credit

derivative

contracts

and

guarantees,

are

included

at

their

notional

amounts.

Both

are
capped at

the maximum

exposure to

credit risk

for which

they serve

as security.

The “Risk

management

and control”
section of this

report describes

management’s view

of credit

risk and

the related

exposures, which can

differ in

certain
respects from the requirements of IFRS Accounting Standards.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

352
Note 20

Expected credit loss measurement (continued)

Maximum exposure to credit risk
31.12.23
Collateral
1,2
Credit enhancements
1
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity
and debt
instruments
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at
amortized cost on the balance sheet
Cash and balances at central banks
314.1
314.1
Amounts due from banks
4
21.2
0.0
0.2
0.2
0.3
20.5
Receivables from securities financing transactions
measured at amortized cost
99.0
0.0
95.6
2.8
0.7
Cash collateral receivables on derivative instruments
5,6
50.1
32.9
17.2
Loans and advances to customers
639.8
40.2
131.9
372.9
38.9
0.0
11.9
44.1
Other financial assets measured at amortized cost
65.5
0.1
0.8
0.1
5.7
58.8
Total financial assets measured at amortized cost
1,189.8
40.4
228.5
373.0
47.5
32.9
0.0
12.1
455.4
Financial assets measured at fair value
through other comprehensive income – debt
2.2
2.2
Total maximum exposure to credit risk
reflected on the balance sheet within the scope of ECL
1,192.0
40.4
228.5
373.0
47.5
32.9
0.0
12.1
457.6
of which: Credit Suisse
7
443.4
12.7
51.6
150.2
18.4
10.1
0.0
9.3
191.1
Guarantees
8
46.1
2.9
21.4
0.3
3.4
0.1
4.6
13.3
Irrevocable loan commitments
91.5
0.5
3.2
2.2
17.1
0.4
5.9
62.3
Forward starting reverse repurchase and securities
borrowing agreements
18.4
18.4
0.0
Committed unconditionally revocable credit lines
163.2
20.3
58.5
17.6
6.2
4.4
56.2
Total maximum exposure to credit risk not
reflected on the balance sheet within the scope of ECL
319.2
23.7
101.6
20.1
26.6
0.0
0.5
14.8
131.8
of which: Credit Suisse
7
186.9
21.4
60.3
11.1
10.9
0.0
0.5
11.3
71.5
31.12.22
Collateral
1,2
Credit enhancements
1 Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Maximum
exposure to
credit risk
Cash
collateral
received
Collateralized
by equity
and debt
instruments
Secured by
real estate
Other
collateral
3
Netting
Credit
derivative
contracts
Guarantees
and sub-
participations
Financial assets measured at
amortized cost on the balance sheet
Cash and balances at central banks
169.4
169.4
Amounts due from banks
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
729.8
33.7
181.0
197.9
23.4
22.9
0.0
3.0
268.0
Guarantees
8
22.1
1.2
9.3
0.1
2.0
1.8
7.7
Irrevocable loan commitments
39.9
0.2
3.1
1.3
6.5
0.1
1.0
27.8
Forward starting reverse repurchase and securities
borrowing agreements
3.8
3.8
0.0
Committed unconditionally revocable credit lines
41.4
0.2
8.2
6.0
6.2
0.5
20.2
Total maximum exposure to credit risk not
reflected on the balance sheet within the scope of ECL
107.2
1.6
24.4
7.5
14.7
0.0
0.1
3.3
55.7
1 Of which: USD
3,824
m for 31 December 2023

(31 December 2022: USD
1,372
m) relates to total credit-impaired

financial assets measured at amortized

cost and USD
237
m for 31 December 2023

(31 December
2022: USD
113
m) to total off-balance sheet financial instruments and

credit lines for credit-impaired positions.

2 Collateral arrangements generally incorporate

a range of collateral, including cash, equity

and debt
instruments, real estate and other

collateral. For the purpose

of this disclosure, UBS applies

a risk-based approach that generally

prioritizes collateral according to its

liquidity profile. In the case

of loan facilities with
funded and unfunded elements, the collateral is first allocated to the funded element. Credit Suisse applies a risk-based approach that generally prioritizes real estate collateral and prioritizes other collateral according to its liquidity profile. In the case of loan facilities with funded and unfunded elements, the collateral is proportionally allocated.

3 Includes but is not limited to life insurance contracts, rights in respect of subscription or capital commitments from fund partners, leasing

items, mortgage loans, inventory,

gold and other commodities.

4 Amounts due from banks include amounts held

with third-party banks on behalf of clients.

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

7 Refer to Note 2 for more information about the

acquisition of the Credit Suisse Group.

8 Guarantees collateralized by equity and debt

instruments include
certain overnight repurchase

and reverse

repurchase transactions

where UBS

acts as

a sponsoring

member for

eligible clients

when clearing

through the

Fixed Income Clearing

Corporation (FICC).

As part

of this
arrangement, UBS guarantees

FICC for prompt and

full payment and performance

of the clients‘ respective

obligations under the

FICC rules. The

Group minimizes its liability

under these guarantees

by obtaining a
security interest in the cash or high-quality securities collateral that the clients place with the clearing house; therefore,

the risk of loss is expected to be remote.

Annual Report 2023
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
USD m 31.12.23
Rating category
1
0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total gross
carrying
amount
ECL
allowances
Net carrying
amount
(maximum
exposure to
credit risk)
Financial assets measured at amortized cost
Cash and balances at central banks
251,462
61,936
627
0
43
128
314,197
(48)
314,148
of which: stage 1
251,462
61,936
627
0
0
0
314,025
0
314,025
of which: stage 2
0
0
0
0
43
0
43
(26)
18
of which: PCI
0
0
0
0
0
128
128
(22)
106
Amounts due from banks
1,081
15,454
2,215
1,589
792
43
21,174
(12)
21,161
of which: stage 1
1,081
15,453
2,210
1,589
780
0
21,113
(6)
21,107
of which: stage 2
0
0
5
0
12
0
18
(1)
17
of which: PCI
0
0
0
0
0
43
43
(5)
38
Receivables from securities financing transactions
45,838
30,171
6,397
15,544
1,091
0
99,041
(2)
99,039
of which: stage 1
45,838
30,171
6,397
15,544
1,091
0
99,041
(2)
99,039
Cash collateral receivables on derivative instruments
8,009
30,334
6,425
5,117
198
0
50,082
0
50,082
of which: stage 1
8,009
30,334
6,425
5,117
198
0
50,082
0
50,082
Loans and advances to customers
6,428
288,117
180,889
119,191
41,557
5,360
641,542
(1,698)
639,844
of which: stage 1
6,428
286,683
178,059
109,996
30,276
0
611,443
(423)
611,019
of which: stage 2
0
1,428
2,829
9,171
11,269
0
24,697
(289)
24,408
of which: stage 3
0
0
0
0
0
3,731
3,731
(862)
2,869
of which: PCI
0
6
0
24
12
1,629
1,671
(123)
1,548
Other financial assets measured at amortized cost
25,755
25,875
2,875
9,662
1,163
318
65,648
(151)
65,498
of which: stage 1
25,755
25,788
2,854
9,113
841
1
64,352
(41)
64,311
of which: stage 2
0
87
21
548
321
0
978
(10)
968
of which: stage 3
0
0
0
0
0
253
253
(94)
158
of which: PCI
0
0
0
0
1
64
66
(5)
61
Total financial assets measured at amortized cost
338,572
451,886
199,428
151,103
44,844
5,849
1,191,683
(1,911)
1,189,773
On-balance sheet financial instruments
Financial assets measured at FVOCI – debt instruments
1,222
850
0
161
0
0
2,233
0
2,233
Total on-balance sheet financial instruments
339,794
452,736
199,428
151,264
44,844
5,849
1,193,916
(1,911)
1,192,006
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Off-balance sheet positions subject to expected

credit loss by rating category
USD m 31.12.23
Rating category 1 0–1 2–3 4–5 6–8 9–13
Credit-
impaired
(defaulted)
Total carrying
amount
(maximum
exposure to
credit risk) ECL provision
Off-balance sheet financial instruments
Guarantees
17,805
10,961
9,421
5,916
1,882
207
46,191
(73)
of which: stage 1
17,805
10,922
9,310
5,054
1,398
0
44,487
(28)
of which: stage 2
0
39
111
861
484
0
1,495
(22)
of which: stage 3
0
0
0
0
0
151
151
(23)
of which: PCI
0
0
0
1
1
56
58
0
Irrevocable loan commitments
1,722
31,936
24,050
19,661
14,006
266
91,643
(178)
of which: stage 1
1,722
31,936
23,989
19,079
10,354
0
87,080
(117)
of which: stage 2
0
0
62
583
3,652
0
4,297
(51)
of which: stage 3
0
0
0
0
0
218
218
(14)
of which: PCI
0
0
0
0
0
48
48
4
Forward starting reverse repurchase and securities borrowing agreements
10,152
2
84
8,206
0
0
18,444
0
Total off-balance sheet financial instruments
29,679
42,899
33,554
33,783
15,888
473
156,278
(251)
Credit lines
Committed unconditionally revocable credit lines
2,659
108,395
28,669
17,739
5,648
146
163,256
(95)
of which: stage 1
2,659
107,992
28,188
16,921
4,696
0
160,456
(78)
of which: stage 2
0
403
481
818
952
0
2,654
(17)
of which: stage 3
0
0
0
0
0
146
146
0
Irrevocable committed prolongation of existing loans
4
1,803
1,045
1,251
501
4
4,608
(4)
of which: stage 1
4
1,803
1,045
1,249
493
0
4,593
(4)
of which: stage 2
0
0
0
2
9
0
11
0
of which: stage 3
0
0
0
0
0
4
4
0
Total credit lines
2,663
110,197
29,714
18,990
6,149
150
167,864
(99)
1 Refer to the “Internal UBS rating scale and mapping of external ratings” table in the “Risk management and control” section of this report for more information on rating categories.

Annual Report 2023
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
Amounts due from banks
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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

355
Note 20

Expected credit loss measurement (continued)

f) Sensitivity information
As outlined in Note 1a, ECL estimates involve significant uncertainties at the time they are made.
ECL models
The models applied to determine point-in-time PD and LGD rely on market and statistical data, which has been found to

correlate

well

with

historically

observed

defaults

in sufficiently

homogeneous

segments.

The risk

sensitivities

for
each of the ECL reporting segments to such factors are summarized in Note 10.
Sustainability and climate risk
Sustainability

and

climate

risk

may

negatively

affect

clients

or

portfolios

due

to

direct

or

indirect

transition

costs,

or
exposure to physical risks in locations likely to be impacted by climate change. Such effects could lead to a deterioration in credit worthiness, which in turn would have an impact

on ECLs.

While

some

macroeconomic

indicators

used

in

the

current

PD

models

could

be

influenced

by

climate

change,

UBS
currently does not use a specific sustainability and climate risk scenario in addition to the typically four general economic scenarios

applied

to

derive

the

weighted-average

ECL.

The

rationale

for

the

approach

at

this

point

in

time

is

the
significance of model risks and challenges in calibration

and probability weight assessment given the paucity

of data.

Instead,

UBS

focuses

on

the

process

of

vetting

clients

and

business

transactions

and

takes

individual

actions,

where
transition risk is deemed to

be a significant driver of

a counterparty’s credit worthiness.

This review process may

lead to
a downward revision of the counterparty

’s credit rating, or the adoption of

risk mitigating actions, and hence

affect the
individual contribution to ECLs.
At the

portfolio

level,

UBS

has started

to

use

stress

loss assumptions

to assess

the

extent

to which

sustainability

and
climate risk may affect the

quality of the loans extended

to small and medium-sized entities,

large corporate clients and
financial institutions. Initial

tests were based

on a set of

assumptions presented by

external parties (such

as the Bank

of
England) and complemented by internally derived climate pathway scenarios. Such analysis undertaken during 2022

and
reassessed during

2023 concluded

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

would also apply to

the portfolio of private clients’

mortgages and real estate financing,
given the long lead times for investments in upgrading housing stock.
As a result of the aforementioned factors, it was assessed that the magnitude of any impact of sustainability and climate risk on

the weighted

-average

ECL would

not be

material

as of

31 December

2023. Therefore,

no specific

post-model
adjustment was made in this regard.
›
Refer to “Sustainability and climate risk” in

the “Risk management and control” section of this

report

›
Refer to “Our focus on sustainability and climate”

in the “Our strategy, business model and environment”

section of this report
›
Refer to “UBS AG consolidated supplemental disclosures

required under SEC regulations” for the maturity profile of UBS’s core loan book

Forward-looking scenarios
Depending on

the scenario

selection and

related

macroeconomic

assumptions for

the risk

factors, the

components of
the

relevant

weighted-average

ECL

change.

This

is

particularly

relevant

for

interest

rates,

which

can

move

in

both
directions under

a given

growth assumption

,

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

356
Note 20

Expected credit loss measurement (continued)

Potential effect on stage 1 and stage 2 positions

from changing key parameters as of 31 December

2023
USD m 100% Baseline
100%
Stagflationary
geopolitical crisis
100% Mild debt
crisis Weighted average
Change in key parameters
Fixed income: Government bonds (absolute change)
–0.50%
(7)
(164)
(7)
(21)
+0.50%
8
186
10
25
+1.00%
17
396
23
59
Unemployment rate (absolute change)
–1.00%
(6)
(144)
(8)
(22)
–0.50%
(3)
(77)
(4)
(12)
+0.50%
3
90
4
14
+1.00%
7
189
8
28
Real GDP growth (relative change)
–2.00%
49
84
73
58
–1.00%
25
40
36
30
+1.00%
(20)
(37)
(35)
(26)
+2.00%
(39)
(71)
(63)
(50)
House Price Index (relative change)
–5.00%
17
249
25
53
–2.50%
8
120
12
24
+2.50%
(7)
(105)
(9)
(20)
+5.00%
(11)
(204)
(19)
(38)
Equity (S&P500, EuroStoxx, SMI) (relative change)
–10.00%
4
10
8
6
–5.00%
2
5
3
2
+5.00%
(2)
(5)
(3)
(2)
+10.00%
(3)
(8)
(5)
(4)
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

2023
Actual ECL allowances
and provisions,
including staging (as
per Note 10)

Pro forma ECL allowances and provisions, including staging

and assuming application of 100% scenario weighting

Pro forma ECL
allowances and
provisions, assuming
all positions being
subject to lifetime ECL
Scenarios Weighted average 100% Baseline
100% Stagflationary
geopolitical crisis 100% Mild debt crisis Weighted average
USD m, except where indicated
Segmentation
Private clients with mortgages
(161)
(66)
(816)
(81)
(409)
Real estate financing
(88)
(53)
(293)
(49)
(196)
Large corporate clients
(368)
(282)
(533)
(419)
(645)
SME clients
(188)
(158)
(274)
(226)
(296)
Ship financing
(48)
(46)
(50)
(49)
(125)
Consumer financing / credit cards
(74)
(71)
(81)
(75)
(186)
Other segments
(189)
(157)
(269)
(197)
(368)
Total
(1,115)
(832)
(2,317)
(1,095)
(2,225)

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

357
Note 20

Expected credit loss measurement (continued)

Potential effect on stage 1 and stage 2 positions

from changing scenario weights or moving

to an ECL lifetime calculation as of 31 December

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
832
m (31

December
2022: USD
329
m) instead

of USD
1,115
m (31 December

2022: USD
526
m) if

ECLs had

been determined

solely on

the
baseline scenario
. The weighted-average ECL therefore amounted

to
134
% (31 December 2022:
160
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
2,225
m, if all non-impaired positions
across the portfolio

had been measured

for lifetime ECLs

irrespective of their

actual SICR status.

This amount compares
with actual stage 1 and 2 allowances and provisions of USD
1,115
m as of 31 December 2023.
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
Lombard-lending

contracts

typically

have

average

contractual

maturities

of

12

months

or

less,

and

include

callable
features.
A significant portion

of our lending

to SME clients

and Real estate

financing is documented

under multi-purpose

credit
agreements, which

allow for

various forms

of utilization

but are

unconditionally cancelable

by UBS

at any

time: (i) for
drawings under such agreements with a fixed

maturity, the respective term is applied for ECL

calculations, or a maximum
of 12 months in stage 1; (ii) for unused credit lines

and all drawings that have no fixed maturity (e.g.,

current accounts),
UBS generally applies a 12-month maturity from the reporting date, given the credit review policies, which require either continuous monitoring of key indicators and behavioral patterns for smaller positions or an annual formal review for any other limit. The ECLs for these products are sensitive to

shortening or extending the maturity assumption.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

358
Note 21

Fair value measurement

a) Valuation principles
All financial and non-financial

assets and liabilities

measured or disclosed

at fair value

are categorized into

one of three
fair

value

hierarchy

levels

in

accordance

with

IFRS

Accounting

Standards.

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

Annual Report 2023
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
During

2023,

and

for

Credit

Suisse

for

the

period

between

the

acquisition

date

and

31

December

2023,

assets

and
liabilities that were transferred from Level 2

to Level 1, or from Level 1 to Level 2,

and were held for the entire reporting
period were not material.

Level 3 assets increased

by USD 26.5bn as

of 31 December 2023,

compared to 31 December
2022, following

the acquisition of

the Credit

Suisse Group, including

the reclassification of

financial assets from

amortized
cost to fair value through profit or loss in the

second half of 2023 (with retrospective adjustment

of the acquisition date
balance sheet), mainly

reflecting USD
19
bn of traded

loans, including USD
5
bn of securitized

lending facilities, a

USD
6
bn
loan with securitization collateral and USD
3
bn of revolving loan facilities, that were deemed unobservable.
Further, in the fourth quarter

of 2023, UBS prospectively amended

its approach to testing for

observability as part of an
accounting methodology

alignment following

the acquisition

of the

Credit Suisse

Group. This

methodological change
enhances UBS’s assessment

of sensitivities to

unobservable valuation

parameters. Application

of the new

methodology
as of 31 December 2022 would have

resulted in USD
1.3
bn lower Level 3 liabilities (as of

31 December 2023 the balance
of affected liabilities in Level 3 was USD
1.9
bn), with an offsetting impact to Level 2 liabilities.
In addition, the levelling of USD
2.4
bn of financial assets at fair value held for trading (loans) from the Credit Suisse sub-
group

was

finalized

in

compliance

with

the

new

aligned

methodology.

This

has

been

reflected

retrospectively

to

the
acquisition balance sheet date of 31 May

2023, resulting in a USD
2.4
bn increase in Level 3 Financial assets at

fair value
held

for

trading

(loans)

and

a

USD
17
m

increase

in

Level 3

Derivative

financial

liabilities

as

of

31

May

2023,

with

an
offsetting effect in Level 2 assets and liabilities, respectively.

Determination of fair values from quoted market

prices or valuation techniques
1
31.12.23 31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial assets measured at fair value on a recurring basis
Financial assets at fair value held for trading
118,975
28,045
22,613
169,633
96,241
10,138
1,488
107,866
of which: Equity instruments
102,602
1,403
321
104,325
83,074
789
126
83,988
of which: Government bills / bonds
6,995
8,763
73
15,830
5,496
950
18
6,464
of which: Investment fund units
8,392
1,124
129
9,645
6,673
596
61
7,330
of which: Corporate and municipal bonds
984
12,801
1,284
15,069
976
6,363
541
7,880
of which: Loans
0
3,837
19,618
23,456
0
1,179
628
1,807
of which: Asset-backed securities
3
112
133
248
22
261
114
397
Derivative financial instruments
622
172,903
2,559
176,084
769
147,875
1,464
150,108
of which: Foreign exchange
347
78,060
253
78,659
575
84,881
2
85,458
of which: Interest rate
0
55,190
407
55,597
0
39,345
460
39,805
of which: Equity / index
0
34,174
1,299
35,473
1
21,542
653
22,195
of which: Credit
0
3,456
513
3,969
0
719
318
1,038
of which: Commodities
1
1,869
13
1,883
0
1,334
30
1,365
Brokerage receivables
0
21,037
0
21,037
0
17,576
0
17,576
Financial assets at fair value not held for trading
30,717
64,865
8,435
104,018
26,572
29,498
3,725
59,796
of which: Financial assets for unit-linked investment contracts
15,877
7
0
15,884
13,071
1
0
13,072
of which: Corporate and municipal bonds
62
16,722
215
17,000
35
14,101
230
14,366
of which: Government bills / bonds
14,306
4,801
0
19,107
13,103
3,638
0
16,741
of which: Loans
0
4,252
2,258
6,510
0
3,602
736
4,337
of which: Securities financing transactions
0
36,857
52
36,909
0
7,590
114
7,704
of which: Asset-backed securities
0
1,525
180
1,704
0
0
0
0
of which: Auction rate securities
0
0
1,208
1,208
0
0
1,326
1,326
of which: Investment fund units
367
548
678
1,592
307
566
190
1,063
of which: Equity instruments
105
38
3,097
2
3,241
57
0
792
849
Financial assets measured at fair value through other comprehensive income on a recurring basis
Financial assets measured at fair value through other comprehensive income
68
2,165
0
2,233
57
2,182
0
2,239
of which: Commercial paper and certificates of deposit
0
1,948
0
1,948
0
1,878
0
1,878
of which: Corporate and municipal bonds
68
207
0
276
57
278
0
335
Non-financial assets measured at fair value on a recurring basis
Precious metals and other physical commodities
5,930
0
0
5,930
4,471
0
0
4,471
Non-financial assets measured at fair value on a non-recurring basis
Other non-financial assets
3
0
0
31
31
0
0
110
110
Total assets measured at fair value
156,312
289,015
33,639
478,966
128,110
207,269
6,788
342,166
of which: Credit Suisse
4
7,015
91,133
26,455
124,603

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

360
Note 21

Fair value measurement (continued)

Determination of fair values from quoted market

prices or valuation techniques (continued)
1
31.12.23 31.12.22
USD m Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total
Financial liabilities measured at fair value on a recurring basis
Financial liabilities at fair value held for trading
27,684
6,315
161
34,159
23,578
5,823
114
29,515
of which: Equity instruments
18,266
248
92
18,606
16,521
352
78
16,951
of which: Corporate and municipal bonds
28
4,981
62
5,071
36
4,643
27
4,707
of which: Government bills / bonds
8,559
905
0
9,464
5,880
706
1
6,587
of which: Investment fund units
832
118
4
954
1,141
84
3
1,229
Derivative financial instruments
771
185,815
5,595
192,181
640
152,582
1,684
154,906
of which: Foreign exchange

457
89,394
36
89,887
587
87,897
24
88,508
of which: Interest rate

0
52,673
246
52,920
0
37,429
116
37,545
of which: Equity / index

0
38,046
3,333
41,380
0
24,963
1,184
26,148
of which: Credit
0
4,081
619
4,700
0
920
279
1,199
of which: Commodities
0
1,437
21
1,458
0
1,309
52
1,361
of which: Loan commitments measured at FVTPL
0
135
1,037
1,172
0
19
24
43
Financial liabilities designated at fair value on a recurring basis
Brokerage payables designated at fair value
0
42,522
0
42,522
0
45,085
0
45,085
Debt issued designated at fair value
0
113,012
15,276
128,289
0
63,111
10,527
73,638
Other financial liabilities designated at fair value
0
26,878
2,606
29,484
0
29,547
691
30,237
of which: Financial liabilities related to unit-linked investment contracts
0
15,992
0
15,992
0
13,221
0
13,221
of which: Securities financing transactions
0
7,416
0
7,416
0
15,333
0
15,333
of which: Over-the-counter debt instruments and other
0
3,471
2,606
6,076
0
993
691
1,684
Total liabilities measured at fair value
28,454
374,542
23,638
426,635
24,219
296,148
13,015
333,381
of which: Credit Suisse
4
2,355
85,859
10,305
98,519
1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.

2 Includes a USD
0.6
bn investment in Pfandbriefbank schweizerischer Hypothekarinstitute

AG. UBS holds
20
% of the entity’s voting

rights but cannot exercise significant influence

given the governance structure of
the entity.

3 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

4 Refer
to Note 2 for more information about the acquisition of the Credit Suisse Group.
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

industry-standard cash

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

361
Note 21

Fair value measurement (continued)

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

21e for more information. The discount curves used by the
Group incorporate the funding and credit characteristics

of the instruments to which they are applied.
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
–
Level 3 instruments have no suitable pricing information

available.
Traded loans and
loans measured at
fair value
Valuation –
Valued directly using

market prices that

reflect recent transactions

or quoted dealer

prices, where
available.
–
Where no

market price

data

is available,

loans are

valued by

relative value

benchmarking using
pricing derived from

debt instruments

in comparable entities

or different products

in the same

entity,
or by using a

credit default swap

valuation technique,

which requires inputs

for credit spreads,

credit
recovery rates and interest rates.

–
Securitization lending

facilities are

valued using

a

discounted cashflow

analysis that

incorporates
adjustments for any bespoke

features of the loan

and collateral. Recently originated

commercial real
estate loans are measured using a securitization

approach based on rating agency guidelines.
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

as Level 2.
–
Positions for which NAVs are not available,

or where the unit or underlying investments are

illiquid
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
Fair value hierarchy –
Residential mortgage-backed securities,

commercial mortgage-backed securities and other ABS are
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

prices.
Fair value hierarchy –
Most assets are classified as Level 1 if actively traded

or Level 2 if trading is not active.
–
Instruments for which prices are not readily available

are classified as Level 3.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

362
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

not actively traded

but are mainly

referenced to instruments that

are
actively traded and are therefore classified

as Level 2.
Precious metals
and other physical
commodities
Valuation –
Physical assets are valued using the spot rate

observed in the relevant market.
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
Commercial paper
and certificates of
deposit
Valuation –
Generally valued using

discounted cash flow valuation

techniques incorporating the spread

of the
issuer or similar issuers over the underlying currency

risk-free curve.
Fair value hierarchy –
Due to the

short-dated nature of

the positions and

liquid underlying

pricing inputs they

are generally
classified as Level 2.
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
Uncollateralized and

partially collateralized

derivatives are

discounted using

the alternative

reference rate

(the ARR)

(or
equivalent)

curve

for

the

currency

of the

instrument. As

described

in Note

21d, the

fair

value

of uncollateralized

and
partially collateralized

derivatives

is then

adjusted

by credit

valuation

adjustments

(CVAs),

debit valuation

adjustments
(DVAs) and

funding valuation

adjustments (FVA

s), as

applicable,

to reflect

an estimation

of the

effect

of counterparty
credit risk, UBS’s own credit

risk, and funding costs and benefits.
›
Refer to Note 11 for more information about derivative

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

rates are generated using market-
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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

363
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

market-
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
Loan commitments
measured at FVTPL
Valuation –
Valued directly using

market prices that

reflect recent transactions

or quoted dealer

prices, where
available.
–
Where

no

market

price

data

is

available,

loan

commitments

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

364
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

Deferred day-1 profit or loss

is generally released into
Other net income from financial

instruments measured at fair value
through profit

or loss

when pricing

of equivalent

products or

the underlying

parameters

becomes observable

or when
the transaction is closed out.
The

table

below

summarizes

the

changes

in

deferred

day-1

profit

or

loss

reserves

during

the

respective

period.

In
accordance with IFRS, no

day-1 profit or loss

reserves were recognized on

positions acquired with the Credit

Suisse Group
and no significant new positions were originated between

the acquisition date and 31 December 2023.

Deferred day-1 profit or loss reserves
USD m 2023 2022 2021
Reserve balance at the beginning of the year
422
418
269
Profit / (loss) deferred on new transactions
260
299
459
(Profit) / loss recognized in the income statement
(278)
(295)
(308)
Foreign currency translation
0
0
(2)
Reserve balance at the end of the year
404
422
418
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
Included in Other comprehensive income
For the year ended
USD m 31.12.23 31.12.22 31.12.21
Recognized during the period:
Realized gain / (loss)

8
1
(14)
Unrealized gain / (loss)

(1,858)
866
60
Total gain / (loss), before tax
(1,850)
867
46
USD m 31.12.23 31.12.22 31.12.21
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)

(1,287)
556
(315)
of which: debt issued designated at fair value
(1,297)
453
(347)
of which: other financial liabilities designated at fair value
10
103
32
Own credit

adjustments on

financial liabilities designated

at fair

value includes

a life-to-date loss

of USD
974
m attributable
to Credit Suisse.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

365
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

Other valuation adjustment reserves on the

balance sheet
As of
USD m 31.12.23 31.12.22 31.12.21
Credit valuation adjustments
1
(145)
(33)
(44)
Funding and debit valuation adjustments
(116)
(46)
(47)
Other valuation adjustments
(2,654)
(839)
(913)
of which: liquidity
(2,051)
(311)
(341)
of which: model uncertainty
(603)
(529)
(571)
1 Amount does not include reserves against defaulted counterparties.

Credit valuation adjustments and Funding

and debit valuation adjustments include USD
108
m and USD
34
m respectively,
attributable

to the

Credit Suisse

Group.

Liquidity

and

model uncertainty

adjustments

in Credit

Suisse

amount

to USD
1,741
m and USD
181
m, respectively.
e) Level 3 instruments: valuation techniques and inputs

The table below presents

material Level 3 assets

and liabilities, together

with the valuation techniques

used to measure
fair value,

the inputs

used in

a given

valuation technique

that are

considered significant

as of

31 December 2023

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

366
Note 21

Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
Fair value
Significant
unobservable
input(s)
1
Range of inputs
Assets Liabilities
Valuation
technique(s)
31.12.23 31.12.22
USD bn 31.12.23 31.12.22 31.12.23 31.12.22 low high
weighted
average
2
low high
weighted
average
2
unit
1
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal
bonds
1.5
0.8
0.1
0.0
Relative value to
market comparable Bond price equivalent
5
126
99
14
112
85
points
Discounted expected
cash flows Discount margin
135
491
463
412
412
basis
points
Traded loans, loans
measured at fair value,
loan commitments and
guarantees
22.0
1.7
0.0
0.0
Relative value to
market comparable Loan price equivalent
1
120
88
30
100
97
points
Discounted expected
cash flows Credit spread
19
2,681
614
200
200
200
basis
points
Market comparable
and securitization
model Credit spread
162
1,849
318
145
1,350
322
basis
points
Option model Gap risk
0
2
0
%
Auction rate securities
1.2
1.3
Discounted expected
cash flows Credit spread
135
205
150
115
196
144
basis
points
Investment fund units
3
0.8
0.3
0.0
0.0
Relative value to
market comparable Net asset value
Equity instruments
3
3.4
0.9
0.1
0.1
Relative value to
market comparable Price
Debt issued designated at
fair value
4
15.3
10.5
Other financial liabilities
designated at fair value
2.6
0.7
Discounted expected
cash flows Funding spread
51
201
23
175
basis
points
Derivative financial instruments
Interest rate
0.4
0.5
0.2
0.1
Option model
Volatility of interest
rates
45
154
75
143
basis
points
Volatility of inflation
1
6
%
IR-to-IR correlation
4
100
%
Credit
0.5
0.3
0.6
0.3
Discounted expected
cash flows
Credit spreads

1
2,421
9
565
basis
points
Credit correlation
50
66
%
Credit volatility
60
60
%
Bond price equivalent
2
242
3
277
points
Recovery rates
14
100
%
Option model
Credit spreads

26
2,159
basis
points
Equity / index
1.3
0.7
3.3
1.2
Option model Equity dividend yields
0
17
0
20
%
Volatility of equity
stocks, equity and
other indices
4
142
4
120
%
Equity-to-FX
correlation
(40)
77
(29)
84
%
Equity-to-equity
correlation
(50)
100
(25)
100
%
Loan commitments
measured at FVTPL
1.0
Relative value to
market comparable Loan price equivalent
35
102
points
1 The ranges of significant

unobservable inputs are represented in

points, percentages and basis

points. Points are a

percentage of par (e.g., 100

points would be 100% of par).

2 Weighted averages are provided
for most non-derivative financial

instruments and were calculated

by weighting inputs based on

the fair values of the

respective instruments. Weighted

averages are not provided

for inputs related to Other

financial
liabilities designated at

fair value

and Derivative

financial instruments,

as this would

not be meaningful.

3 The

range of

inputs is not

disclosed, as there

is a dispersion

of values

given the diverse

nature of

the
investments.

4 Debt issued designated at fair value primarily consists of UBS structured notes, which include variable maturity notes with various

equity and foreign exchange underlying risks, as well as rates

-linked
and credit-linked notes,

all of which have embedded

derivative parameters that are

considered to be unobservable.

The equivalent derivat

ive instrument parameters for debt

issued or embedded derivatives

for over-
the-counter debt instruments are presented in the respective derivative financial instruments lines in this table.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

367
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

traded loan or a

loan commitment, fair value is

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

are
distressed to the

point that no

recovery is expected,

while a current

price of

100 represents a

loan that is

expected to be
repaid in full.
Credit spread –
Valuation models for many credit derivatives

and other credit sensitive products require

an input for the credit spread, which
is a reflection of the

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

basis but provide an
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

Recovery Rate
–
The projected recovery rate

reflects the estimated recovery that

will be realized given

expected defaults, it is

an analogous
pricing input for corporate or sovereign credits. Reduction in recovery rates will result in lower expected cash flows into the structure upon the default of

the instruments. In general, a significant increase /

(decrease) in the recovery rate in

isolation
would result in significantly higher / (lower) fair value for the respective underlying cash security. The impact of a change in
recovery rate on a credit derivative

position will depend on whether

credit protection has been

bought or sold. Recovery rate
is ultimately driven by the value recoverable from collateral held after default occurs relative to the outstanding exposure at that point.
Gap risk –
Gap risk

is a

risk of

unexpected large

declines in

the underlying

collateral values

occurring between

collateral settlement
dates. Gap

risk is

a significant

unobservable input

for structures

that exhibit

market risk

to significant

price moves

in the
reference asset, generally related to certain financing

or principal protection trade features. In

general, for assets / (liabilities)
with a significant unobservable

input of gap risk,

an increase in gap

risk in isolation would

decrease / (increase) the

fair value.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

368
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
The increase in

Traded loans sensitivity to

favorable and unfavorable changes

is due to

an increase in

Level 3 loan

balances
from Credit

Suisse including,

securitization warehouse

facilities, a

loan with

securitization collateral

and revolving

loan
facilities that are deemed unobservable.

Sensitivity of fair value measurements to changes

in unobservable input assumptions
1
31.12.23 31.12.22
USD m
Favorable

changes
Unfavorable

changes
Favorable

changes
Unfavorable

changes
Traded loans, loans measured at fair value and guarantees
635
2
(600)
2
19
(12)
Securities financing transactions
30
(32)
33
(37)
Auction rate securities
67
(21)
46
(46)
Asset-backed securities
39
(36)
27
(27)
Equity instruments
430
(413)
183
(161)
Investment fund units
135
(137)
19
(21)
Loan commitments measured at FVTPL
313
(343)
0
0
Interest rate derivatives, net
217
(103)
18
(12)
Credit derivatives, net
140
(131)
3
(4)
Foreign exchange derivatives, net
5
(4)
10
(5)
Equity / index derivatives, net
521
(443)
361
(330)
Other
281
(276)
20
(41)
Total
2,815
(2,538)
738
(696)
of which: Credit Suisse
3
2,034
(1,890)
1 Sensitivity of

issued and

over-the-counter debt

instruments is

reported with

the equivalent

derivative or

Other.

2 Sensitivity increased

due to

a traded

loan L3 balance

increase (see

note 21(c)) and

includes
refinements applied in estimating valuation uncertainty across various parameters.

3 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

g) Level 3 instruments: movements during the period
The table

below presents additional information about

material Level 3 assets and

liabilities measured at fair

value on

a
recurring basis.

Level 3 assets

and liabilities

may be hedged

with instruments

classified as

Level 1 or Level

2 in the fair

value
hierarchy,

and, as

a result,

realized

and unrealized

gains and

losses included

in the

table may

not include

the effect

of related
hedging activity. Furthermore,

the realized and unrealized gains and losses presented in the table are not limited solely to those arising

from Level 3 inputs,

as valuations

are generally

derived from

both observable

and unobservable

parameters.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

369
Note 21

Fair value measurement (continued)
As noted

above, Level 3

assets overall

increased following

the acquisition

of the

Credit Suisse

Group, mainly

reflecting
acquired

traded

loans

that

were

deemed

unobservable

and,

to

a

lesser

extent,

also

reflecting

the

aligning

UBS’s
accounting methodology for testing unobservable inputs.
Assets and liabilities

transferred into

or out of

Level 3 are

presented as if

those assets

or liabilities had

been transferred
at the beginning of the year.

Movements of Level 3 instruments
USD bn
Balance
at the

beginning
of the
period
Credit
Suisse
Level 3
assets and
liabilities
acquired
1
Net gains /
losses
included in
compre-
hensive
income
2
of which:
related to
instruments
held at the
end of the
period Purchases Sales Issuances Settlements
Transfers

into

Level 3
Transfers

out of

Level 3
Foreign

currency

translation
Balance
at the
end
of the
period
For the twelve months ended 31 December 2023
3
Financial assets at fair value held for
trading
1.5
26.2
(0.9)
(0.5)
1.1
(4.5)
3.6
(5.6)
2.3
(1.1)
0.0
22.6
of which: Equity instruments
0.1
0.4
(0.1)
(0.0)
0.1
(0.2)
0.0
0.0
0.2
(0.1)
0.0
0.3
of which: Corporate and municipal
bonds
0.5
1.1
(0.2)
(0.1)
0.6
(0.8)
0.0
0.0
0.1
(0.0)
0.0
1.3
of which: Loans
0.6
23.1
(0.7)
(0.4)
0.1
(2.7)
3.6
(5.6)
2.0
(0.8)
0.0
19.6
Derivative financial instruments –
assets
1.5
1.4
(0.2)
(0.1)
0.0
(0.0)
1.0
(0.8)
0.3
(0.7)
0.0
2.6
of which: Interest rate
0.5
0.2
(0.0)
(0.0)
0.0
0.0
0.2
(0.3)
0.1
(0.2)
(0.0)
0.4
of which: Equity / index
0.7
0.5
(0.1)
0.0
0.0
0.0
0.6
(0.2)
0.1
(0.3)
0.0
1.3
of which: Credit
0.3
0.2
(0.1)
(0.0)
0.0
0.0
0.1
(0.2)
0.1
(0.0)
0.0
0.5
Financial assets at fair value not held
for trading
3.7
4.2
0.2
0.1
2.1
(2.2)
0.0
(0.0)
0.8
(0.3)
0.1
8.4
of which: Loans
0.7
0.8
0.3
0.3
0.6
(0.4)
(0.0)
(0.0)
0.4
(0.2)
0.0
2.3
of which: Auction rate securities
1.3
0.0
0.0
0.0
0.0
(0.1)
0.0
0.0
0.0
0.0
0.0
1.2
of which: Equity instruments
0.8
2.1
(0.0)
(0.1)
0.5
(0.4)
0.0
(0.0)
0.1
0.0
0.1
3.1
Derivative financial instruments –
liabilities
1.7
4.5
(0.4)
0.1
0.0
(0.0)
2.0
(2.0)
0.4
(0.7)
0.0
5.6
of which: Interest rate
0.1
0.2
(0.0)
(0.0)
0.0
0.0
0.1
(0.1)
0.1
(0.2)
0.0
0.2
of which: Equity / index
1.2
1.7
0.2
0.6
(0.0)
(0.0)
1.2
(0.9)
0.2
(0.3)
0.0
3.3
of which: Credit
0.3
0.3
0.0
0.0
0.0
0.0
0.1
(0.1)
0.1
(0.1)
0.0
0.6
of which: Loan commitments
measured at FVTPL
0.0
2.0
(0.6)
(0.5)
0.0
0.0
0.1
(0.5)
0.0
(0.0)
0.0
1.0
Debt issued designated at fair value
10.5
8.5
1.0
0.8
0.0
0.0
3.7
(5.1)
1.0
(4.5)
0.0
15.3
Other financial liabilities designated at
fair value
0.7
2.1
(0.0)
0.0
0.0
0.0
0.2
(0.2)
0.0
(0.1)
0.0
2.6

For the twelve months ended 31 December 2022
Financial assets at fair value held for
trading
2.3
(0.3)
(0.3)
0.3
(1.8)
0.5
0.0
0.7
(0.3)
(0.0)
1.5
of which: Investment fund units
0.0
(0.0)
(0.0)
0.0
(0.0)
0.0
0.0
0.1
(0.0)
(0.0)
0.1
of which: Corporate and municipal
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
(3.4)
(0.3)
10.5
Other financial liabilities designated at
fair value
0.8
(0.1)
(0.1)
0.0
0.0
0.0
(0.1)
0.0
(0.0)
(0.0)
0.7
1 Refer to Note 2

for more information about

the acquisition of the

Credit Suisse Group.

2 Net gains /

losses included in comprehensive

income are recognized in

Net interest income and

Other net income from
financial instruments measured at fair

value through profit or loss

in the Income statement, and

also in Gains / (losses)

from own credit on financial

liabilities designated at fair value,

before tax in the Statement

of
comprehensive income.

3 Total Level 3 assets as

of 31 December 2023 were USD
33.6
bn (31 December 2022: USD
6.8
bn). Total Level 3 liabilities as of

31 December 2023 were USD
23.6
bn (31 December 2022:
USD
13.0
bn).

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

370
Note 21

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
enhancements,

such

as

credit

derivative

contracts

and

guarantees,

are

included

at

their

notional

amounts.

Both

are
capped at

the maximum

exposure to

credit risk

for which

they serve

as security.

The “Risk

management

and control”
section of this

report describes

management’s view

of credit

risk and the

related exposures,

which can differ

in certain
respects from the requirements of IFRS Accounting Standards.

Maximum exposure to credit risk

31.12.23
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees
and sub-
participations

Financial assets measured at

fair value on the balance sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
54.6
54.6
Derivative financial instruments
4
176.1
6.4
156.4
13.3
Brokerage receivables
21.0
20.5
0.5
Financial assets at fair value not

held for trading – debt instruments
5
83.3
41.7
0.0
0.2
0.0
41.3
Total financial assets measured at fair value
335.0
0.0
68.6
0.0
0.0
156.6
0.0
0.0
109.8
of which: Credit Suisse
6
114.2
32.9
0.0
42.0
0.0
39.3
Guarantees
0.1
0.1
0.0
31.12.22
Maximum
exposure to
credit risk
Collateral Credit enhancements
Exposure to
credit risk
after collateral
and credit
enhancements USD bn
Cash
collateral
received
Collateralized
by equity and
debt
instruments
Secured by
real estate
Other

collateral Netting
Credit
derivative
contracts
Guarantees
and sub-
participations

Financial assets measured at

fair value on the balance sheet
1
Financial assets at fair value

held for trading – debt instruments
2,3
16.5

16.5
Derivative financial instruments
4
150.1
5.9
133.5
10.7
Brokerage receivables
17.6
17.3
0.3
Financial assets at fair value not

held for trading – debt instruments
5
44.8
11.4
33.4
Total financial assets measured at fair value
229.0
0.0
34.6
0.0
0.0
133.5
0.0
0.0
61.0
Guarantees
0.2
0.2
0.0
1 The maximum exposure to

loss is generally equal to

the carrying amount and subject to

change over time with market

movements.

2 For the purpose of

this disclosure, collateral and

credit enhancements were
not considered as these positions are generally managed under the market risk framework.

3 Does not include investment fund units.

4 The amount shown in the “Netting” column represents the netting potential not recognized

on the

balance sheet.

Refer to

Note 22 for

more information.

5 Does not

include unit-linked

investment contracts

and investment

fund units.

Financial assets

at fair

value not

held for

trading
collateralized by equity and debt instruments

consisted of structured loans and reverse

repurchase and securities borrowing agreements.

6 Refer to Note 2 for more information

about the acquisition of the

Credit
Suisse Group.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

371
Note 21

Fair value measurement (continued)

i) Financial instruments not measured at fair value
The table below provides the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
31.12.23 31.12.22
Carrying
amount Fair value
Carrying
amount Fair value
USD bn Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total Total
Carrying
amount
approximates
fair value
1
Level 1 Level 2 Level 3 Total
Assets
Cash and balances at central banks
314.1
314.0
0.0
0.1
0.0
314.1
169.4
169.4
0.1
0.0
0.0
169.4
Amounts due from banks
21.2
19.7
0.0
1.2
0.2
21.2
14.8
14.0
0.0
0.7
0.0
14.8
Receivables from securities financing
transactions measured at amortized cost
99.0
93.6
0.0
3.9
1.5
99.0
67.8
64.3
0.0
1.8
1.7
67.8
Cash collateral receivables on derivative
instruments
50.1
50.1
0.0
0.0
0.0
50.1
35.0
35.0
0.0
0.0
0.0
35.0
Loans and advances to customers
639.8
196.9
0.0
54.5
382.2
633.7
387.2
134.3
0.0
45.9
194.7
374.9
Other financial assets measured at amortized
cost
65.5
13.2
13.9
33.9
2.6
64.0
53.3
12.9
10.3
25.1
2.5
50.8
Liabilities
Amounts due to banks
71.0
62.7
0.0
8.3
0.0
71.0
11.6
8.9
0.0
2.7
0.0
11.6
Payables from securities financing
transactions measured at amortized cost
14.4
8.1
0.0
5.9
0.4
14.4
4.2
3.5
0.0
0.7
0.0
4.2
Cash collateral payables on derivative
instruments
41.6
41.5
0.0
0.0
0.0
41.5
36.4
36.4
0.0
0.0
0.0
36.4
Customer deposits
792.0
694.1
0.0
98.7
0.0
792.9
525.1
491.3
0.0
33.6
0.0
524.8
Debt issued measured at amortized cost
237.8
24.7
0.0
216.3
0.1
241.3
114.6
15.4
0.0
98.1
0.0
113.5
Other financial liabilities measured at
amortized cost
2
15.3
13.4
0.0
0.0
1.7
15.2
6.2
6.2
0.0
0.0
0.0
6.2
1 Includes certain financial instruments where the carrying

amount is a reasonable approximation of the

fair value due to the instruments’ short-term

nature (instruments that are receivable or

payable on demand or
with a remaining maturity (excluding the effects of callable features) of three months or less).

2 Excludes lease liabilities.
The fair values

included in the

table above have

been calculated for

disclosure purposes

only.

The valuation techniques
and assumptions described below relate

only to the fair value

of UBS’s financial instruments

not measured at fair

value.
Other institutions

may use

different

methods and

assumptions for

their fair

value estimations,

and therefore

such fair
value disclosures cannot necessarily be compared from one financial institution to another. The following principles were applied when determining fair value estimates for financial

instruments not measured at fair value.
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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

372

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
As of 31.12.23, USD bn
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
93.7
(12.7)
80.9
(1.5)
(79.2)
0.3
18.1
18.4
99.0
Derivative financial instruments

172.4
(3.3)
169.1
(133.0)
(29.8)
6.3
7.0
13.3
176.1
Cash collateral receivables on

derivative instruments
1
47.3
0.0
47.3
(29.7)
(3.2)
14.5
2.7
17.2
50.1
Financial assets at fair value

not held for trading
129.8
(92.6)
37.2
(2.0)
(35.3)
0.0
66.7
66.7
104.0
of which: reverse

repurchase agreements
128.7
(92.6)
36.1
(2.0)
(34.1)
0.0
0.8
0.8
36.9
Total assets
443.2
(108.6)
334.6
(166.2)
(147.4)
21.0
94.6
115.6
429.2
As of 31.12.22, USD bn
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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

373
Note 22

Offsetting financial assets and financial liabilities (continued)

Financial liabilities subject to offsetting, enforceable

master netting arrangements and similar

agreements
Liabilities subject to netting arrangements

Netting recognized on the balance sheet
Netting potential not recognized

on the balance sheet
3
Liabilities not
subject

to netting

arrangements
4
Total liabilities
As of 31.12.23, USD bn
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
25.2
(12.5)
12.6
(0.8)
(11.8)
0.0
1.8
1.8
14.4
Derivative financial instruments

185.1
(3.3)
181.8
(133.0)
(35.0)
13.9
10.4
24.3
192.2
Cash collateral payables on

derivative instruments
1
39.8
0.0
39.7
(23.2)
(3.2)
13.3
1.8
15.2
41.6
Other financial liabilities

designated at fair value
102.1
(92.8)
9.3
(2.7)
(4.8)
1.8
20.2
22.0
29.5
of which: repurchase agreements
100.0
(92.8)
7.2
(2.7)
(4.5)
0.0
0.2
0.2
7.4
Total liabilities
352.1
(108.6)
243.5
(159.7)
(54.8)
29.1
34.2
63.2
277.7
As of 31.12.22, USD bn
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

Financial

assets

pledged

as

collateral

mainly

include

pledged

mortgage

loans,

which

serve

as

collateral

for

existing
liabilities against the Swiss National Bank (the

SNB) in relation to the Emergency Liquidity Assistance facility,

against loans
from

Swiss

mortgage

institutions

and

US

Federal

Home

Loan

Banks,

and

in

connection

with

the

issuance

of

covered
bonds. Of

these pledged

mortgage

loans, approximately

USD
7.5
bn as

of 31

December 2023

could be

withdrawn

or
used

for

future

liabilities

or

covered

bond

issuances

without

breaching

existing

collateral

requirements

(31

December
2022: approximately

USD
3.1
bn). Existing

liabilities in

relation to

the Emergency

Liquidity Assistance

facility against

the
SNB were USD
44.9
bn as of 31

December 2023 (31 December 2022:

USD
0
bn). Liabilities against Swiss

central mortgage
institutions

and

US

Federal

Home

Loan

Banks,

and

for

existing

covered

bond

issuances

were

USD
45.5
bn

as

of

31
December 2023 (31 December 2022: USD
9.0
bn).
Other financial assets

are pledged as

collateral in relation

to securities lending

transactions and in

repurchase transactions,
which are generally

entered into under standard

market agreements. For securities

lending, the cash

received as collateral
may

be

more

or

less

than

the

fair

value

of

the

securities

loaned,

depending

on

the

nature

of

the

transaction.

For
repurchase agreements,

the fair

value of

the collateral

sold under

an agreement

to repurchase

is generally

in excess

of
the cash borrowed.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

374
Note 23

Restricted and transferred financial assets (continued)
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

Restricted financial assets

USD m 31.12.23 31.12.22
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Restricted
financial assets
of which: assets
pledged as
collateral that
may be sold or
repledged by
counterparties
Financial assets pledged as collateral
Cash and balances at central banks
1
1,041
Financial assets at fair value held for trading
83,689
51,263
57,377
36,742
Loans and advances to customers
127,362
15,195
Financial assets at fair value not held for trading
3,099
2,110
1,509
1,220
Debt securities classified as Other financial assets measured at amortized cost
7,561
6,299
3,432
2,685
Total financial assets pledged as collateral
222,752
77,513
Other restricted financial assets
Amounts due from banks
2,874
3,689
Financial assets at fair value held for trading
184
162
Cash collateral receivables on derivative instruments
9,539
5,155
Loans and advances to customers
275
1,127
Other financial assets measured at amortized cost
4,724
2
815
Financial assets at fair value not held for trading
18,229
14,478
Financial assets measured at fair value through other comprehensive income
1,846
1,842
Other
354
44
Total other restricted financial assets
38,025
27,312
Total financial assets pledged and other restricted financial assets
3
260,777
104,825

of which: Credit Suisse
4
114,611
1 Assets pledged to the depositor protection

system in Switzerland following new requirements

that became effective in 2023.

2 Predominantly includes cash collateral

provided to exchanges and clearing

houses
to secure securities trading activity through those counterparties.

3 Does not include assets placed with central banks related to undrawn credit lines and for payment, clearing and settlement purposes

(31 December
2023: USD
9.8
bn; 31 December 2022: USD
5.9
bn).

4 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
In

addition

to

the

table

above,

USD
7.1
bn

were

placed

at

central

banks

to

meet

local

statutory

minimum

reserve
requirements as of 31 December 2023 (31

December 2022: USD
4.4
bn).
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

of the Group

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

375
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

USD m 31.12.23 31.12.22
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Carrying amount
of transferred
assets
Carrying amount of

associated liabilities

recognized

on balance sheet
Financial assets at fair value held for trading that may be sold or repledged by counterparties
51,263
23,765
36,742
16,470
Financial assets at fair value not held for trading that may be sold or repledged by
counterparties
2,110
1,976
1,220
1,050
Debt securities classified as Other financial assets measured at amortized cost that may be
sold or repledged by counterparties
6,299
5,928
2,685
2,302
Total financial assets transferred
59,672
31,669
40,647
19,822

of which: Credit Suisse
1
6,739
391
1 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.
Transactions

in which

financial assets

are transferred

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

fair value held

for trading that

may be sold

or repledged

by counterparties

include securities lending
and

repurchase

agreements

in

exchange

for

cash

received,

securities

lending

agreements

in

exchange

for

securities
received and other financial asset transfers.
For

securities

lending

and

repurchase

agreements,

a

haircut

of

between
0
%

and
15
%

is

generally

applied

to

the
transferred

assets,

which

results

in

associated

liabilities

having

a

carrying

amount

below

the

carrying

amount

of

the
transferred assets. The counterparties to the associated liabilities included in the table above have full recourse to UBS.
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

included in

the table above,

because those replacement

values are

managed
on a

portfolio basis

across counterparties

and product

types, and

therefore there

is no

direct relationship

between the
specific collateral pledged and the associated liability.
Transferred financial assets that are not subject

to derecognition in full but remain on the balance

sheet to the extent of
the Group’s continuing involvement were not material

as of 31 December 2023 and as of 31 December 2022.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

376
Note 23

Restricted and transferred financial assets (continued)

c) Transferred financial assets that are derecognized

in their entirety with continuing involvement
Continuing involvement in

a transferred and

fully derecognized financial

asset may result from

contractual provisions in
the particular transfer

agreement or from

a separate

agreement, with the

counterparty or

a third party,

entered into

in
connection with the transfer.

The fair value and carrying amount of UBS’s continuing involvement from transferred positions as of 31 December 2023 and 31 December 2022 was not material. Life-to-date losses reported in prior periods primarily relate to legacy positions in securitization vehicles that have been fully marked

down, with no remaining exposure to loss.

d) Off-balance sheet assets received
The table below presents assets received from third parties that can be sold or repledged and that are not recognized on the balance sheet but that are held as collateral, including amounts that have been sold or repledged.

Off-balance sheet assets received
USD m 31.12.23 31.12.22
Fair value of assets
received that can be
sold or repledged
of which: sold

or repledged
2
Fair value of assets
received that can be
sold or repledged
of which: sold

or repledged
2
Fair value of assets received that can be sold or repledged
1
576,596
382,313
434,023
331,805
of which: Credit Suisse
3
88,068
26,697
1 Includes securities received as initial margin from its clients that UBS is required to remit to central counterparties,

brokers and deposit banks through its exchange-traded derivative clearing and execution services.

2 Does not include off-balance sheet securities (31 December

2023: USD
29.1
bn; 31 December 2022: USD
9.9
bn) placed with central banks related to undrawn

credit lines and for payment, clearing and settlement
purposes for which there are no associated liabilities or contingent liabilities.

3 Refer to Note 2 for more information about the acquisition of the Credit Suisse Group.

Note 24

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
Other financial assets

and liabilities with

no contractual maturity, such

as equity securities,

are presented in

the
Perpetual /
Not applicable

column. Undated or

perpetual instruments are

classified based on the

contractual notice period

that the
counterparty

of the

instrument

is entitled

to

give.

Where

there

is no

contractual

notice

period,

undated

or perpetual
contracts are presented in the
Perpetual / Not applicable

column.
Non-financial assets

and liabilities

with no

contractual maturity

are generally

included in

the
Perpetual /

Not applicable
column.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

377
Note 24

Maturity analysis of assets and liabilities (continued)

31.12.23
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized cost
645.9
57.7
88.3
125.6
136.8
135.5
1,189.8
Amounts due from banks
18.8
1.1
0.8
0.0
0.3
0.2
21.2
Loans and advances to customers
177.9
34.0
77.5
118.5
116.6
115.3
639.8
Other financial assets measured at amortized cost
12.3
1.8
5.2
6.3
19.8
20.0
65.5
Total financial assets measured at fair value through profit or loss
417.6
12.2
9.9
8.4
12.6
5.3
4.8
470.8
Financial assets at fair value not held for trading
50.8
12.2
9.9
8.4
12.6
5.3
4.8
104.0
Financial assets measured at fair value through other
comprehensive income
0.1
1.1
1.0
0.1
0.0
0.0
2.2
Total non-financial assets
12.3
0.2
1.3
1.2
1.1
38.4
54.5
Total assets
1,075.9
71.0
99.3
135.3
150.6
142.0
43.2
1,717.2
of which: Credit Suisse
346.4
37.5
50.2
32.7
59.9
44.2
12.2
583.2
Liabilities
Total financial liabilities measured at amortized cost
748.7
97.0
115.1
49.8
88.7
66.4
12.0
1,177.6
Customer deposits
618.2
76.5
72.7
15.9
8.4
0.3
792.0
Debt issued measured at amortized cost
10.1
14.7
34.3
31.1
73.2
62.5
12.0
237.8
of which: non-subordinated
7.6
14.7
31.8
30.8
72.8
62.5
220.2
of which: subordinated
2.5
2.5
0.3
0.3
0.0
12.0
17.6
Total financial liabilities measured at fair value through
profit or loss
1
308.3
14.0
30.0
31.2
18.0
25.2
426.6
Debt issued designated at fair value
17.0
13.8
28.8
28.8
15.9
24.0
128.3
Total non-financial liabilities
17.8
4.5
0.2
0.3
0.7
0.4
2.5
26.3
Total liabilities

1,074.7
115.6
145.3
81.3
107.4
91.9
14.5
1,630.6
of which: Credit Suisse
328.0
34.3
40.6
19.9
27.3
25.2
0.3
475.7
Guarantees, loan commitments and forward starting transactions
2
Irrevocable loan commitments
90.7
0.5
0.4
0.0
0.0
91.6
Guarantees

46.3
46.3
Forward starting reverse repurchase and securities borrowing agreements
18.4
18.4
Irrevocable committed prolongation of existing loans
2.5
0.8
1.3
0.0
0.0
4.6
Total
157.9
1.4
1.8
0.0
0.0
161.0
of which: Credit Suisse
70.1
0.0
0.0
0.0
0.0
70.1

31.12.22
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Assets
Total financial assets measured at amortized cost
422.6
28.7
34.4
78.7
70.4
92.7
727.6
Amounts due from banks
13.4
0.7
0.6
0.0
0.0
0.1
14.8
Loans and advances to customers
139.4
16.3
28.3
74.9
55.5
72.9
387.2
Other financial assets measured at amortized cost
8.7
4.2
2.8
3.0
14.8
19.7
53.3
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
4.6
8.8
23.3
9.5
30.6
21.9
98.6
of which: subordinated
2.0
2.4
0.5
11.1
16.0
Total financial liabilities measured at fair value through
profit or loss
1
265.9
13.8
16.3
19.6
7.3
10.5
333.4
Debt issued designated at fair value
9.3
12.3
15.9
19.3
6.9
10.0
73.6
Total non-financial liabilities
7.2
3.0
2.1
12.3
Total liabilities

795.1
56.7
65.9
40.1
42.4
33.9
13.2
1,047.1
Guarantees, loan commitments and forward starting transactions
2
Irrevocable loan commitments
39.3
0.3
0.4
0.0
40.0
Guarantees

22.4
22.4
Forward starting reverse repurchase and securities borrowing agreements
3.8
3.8
Irrevocable committed prolongation of existing loans
4.7
4.7
Total
70.1
0.3
0.4
0.0
70.9
1 As of 31 December

2023 and 31 December 2022,

the contractual redemption amount

at maturity of debt

issued designated at fair value

through profit or loss and

other financial liabilities measured at

fair value
through profit or loss

was not materially

different from the carrying

amount.

2 The notional

amounts associated with

derivative loan commitments,

as well as

forward starting repurchase

and reverse repurchase
agreements, measured at

fair value through

profit or loss

are presented together

with notional amounts

related to derivative

instruments and have

been excluded from

the table above.

Refer to Note

11 for more
information.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

378
Note 24

Maturity analysis of assets and liabilities (continued)

b) Maturity analysis of financial liabilities on an undiscounted basis
The table below provides

an analysis of financial

liabilities on an undiscounted

basis, including all

cash flows relating

to
principal and

future interest

payments. The

residual contractual

maturities for

non-derivative and

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

31.12.23
USD bn
Due within

1 month
Due between

1 and 3
months
Due between

3 and 12
months
Due between

1 and 2 years
Due between

2 and 5 years
Due over

5 years
Perpetual /
Not
applicable Total
Financial liabilities recognized on balance sheet
1
Amounts due to banks
60.2
2.7
4.2
0.3
4.4
0.0
71.7
Payables from securities financing transactions
5.0
3.2
3.7
2.0
0.9
0.0
14.8
Cash collateral payables on derivative instruments
41.6
41.6
Customer deposits
619.5
77.6
75.4
17.6
9.9
0.3
800.4
Debt issued measured at amortized cost
2
10.7
16.4
38.8
37.4
87.8
75.6
12.4
279.3
Other financial liabilities measured at amortized cost
7.7
0.2
0.9
1.2
3.3
4.2
17.4

of which: lease liabilities
0.1
0.1
0.8
0.9
2.1
2.5
6.5
Total financial liabilities measured at amortized cost
744.7
100.2
123.1
58.5
106.3
80.0
12.4
1,225.2
Financial liabilities at fair value held for trading
3,4
34.2
34.2
Derivative financial instruments
3,5
192.2
192.2
Brokerage payables designated at fair value
42.5
42.5
Debt issued designated at fair value
6
17.1
14.3
30.1
32.1
17.4
38.7
149.8
Other financial liabilities designated at fair value
22.2
0.2
1.2
2.3
2.1
1.6
29.7
Total financial liabilities measured at fair value through
profit or loss
308.2
14.6
31.3
34.5
19.5
40.3
448.3
Total
1,052.9
114.8
154.3
93.0
125.7
120.4
12.4
1,673.5

of which: Credit Suisse
315.9
33.9
42.8
21.7
30.8
29.0
474.1
Guarantees, loan commitments and forward starting transactions
Irrevocable loan commitments
7
90.7
0.5
0.4
0.0
0.0
91.6
Guarantees
46.3
46.3
Forward starting reverse repurchase and securities
borrowing agreements
7
18.4
18.4
Irrevocable committed prolongation of existing loans
2.5
0.8
1.3
0.0
0.0
4.6
Total
157.9
1.4
1.8
0.0
0.0
161.0

of which: Credit Suisse
70.1
0.0
0.0
0.0
0.0
70.1

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
3,4
29.5
29.5
Derivative financial instruments
3,5
154.9
154.9
Brokerage payables designated at fair value
45.1
45.1
Debt issued designated at fair value
6
9.4
12.4
16.1
19.7
7.1
18.8
83.4
Other financial liabilities designated at fair value
27.1
1.4
0.4
0.4
0.5
0.8
30.6
Total financial liabilities measured at fair value through
profit or loss
266.0
13.8
16.4
20.0
7.6
19.6
343.5
Total
786.8
54.7
68.6
43.6
49.8
49.3
11.9
1,064.7
Guarantees, loan commitments and forward starting transactions
Irrevocable loan commitments
7
39.3
0.3
0.4
0.0
40.0
Guarantees
22.4
22.4
Forward starting reverse repurchase and securities
borrowing agreements
7
3.8
3.8
Irrevocable committed prolongation of existing loans
4.7
4.7
Total
70.1
0.3
0.4
0.0
70.9
1 Except for financial liabilities at

fair value held for trading

and derivative financial instruments (see

footnote 3), the amounts presented

generally represent undiscounted cash

flows of future interest and

principal
payments.

2 The time-bucket Perpetual / Not applicable

includes perpetual loss-absorbing additional tier 1 capital instruments.

3 Carrying amount is fair value. Management believes that this best represents the
cash flows that would have to be paid if

these positions had to be settled or closed out.

4 Contractual maturities of financial liabilities at fair value held for trading are: USD
32.3
bn due within 1 month (31 December
2022: USD
27.8
bn), USD
1.8
bn due between 1 month and 1 year (31 December 2022: USD
1.7
bn) and USD
0
bn due between 1 and 5 years (31 December 2022: USD
0
bn).

5 Includes USD
1,195
m (31 December
2022: USD
46
m) related to

fair values

of derivative

loan commitments and

forward starting

reverse repurchase

agreements classified

as derivatives,

presented within

“Due within

1 month”. The

full contractual
committed amount of USD
100.1
bn (31 December

2022: USD
34.4
bn) is presented in

Note 11 under

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

379

Note 25

Interest rate benchmark reform
During 2023, the

Group largely

completed the

transition of the

USD London Interbank

Offered Rate

(LIBOR) contracts.
The transition of the largest remaining non-derivative exposure, the US mortgage portfolio of approximately USD
9
bn as
of

31 December

2022,

was

substantially

completed,

with

these

contracts

automatically

converting

to

term

Secured
Overnight Financing

Rate (SOFR)

from their

next interest

rate reset

date following

the cessation

of the

respective USD
LIBOR rates, i.e.,

30 June 2023. Corporate loans

granted by the Investment

Bank and the

Investment Bank (Credit Suisse),
as well as Wealth Management (Credit Suisse),

have now also been transitioned to alternative

rates, with approximately
USD
1
bn (predominantly attributable to positions acquired through the acquisition of the

Credit Suisse Group) relying on
synthetic LIBOR rates. The Group will continue to

focus on the transition of the remaining synthetic LIBOR rate exposures to alternative rates in 2024.
In August 2022, to

facilitate the transition of

derivatives linked to the

USD LIBOR Swap Rate,

the Group adhered to

the
June 2022

Benchmark Module

of the

ISDA 2021

Fallbacks Protocol

on the

USD LIBOR

Swap Rate.

As of

31 December
2023, the transition of these USD LIBOR-linked derivatives had been materially accomplished.

The

table

below

sets

out

the

contracts

that

remained

as

of

31

December

2022.

No

contracts

are

included

as

of
31 December 2023 given transition has largely completed as noted

above.

31.12.22
1
Measure
USD LIBOR
benchmark rates
Carrying value of non-derivative financial instruments
Total non-derivative financial assets

USD m
14,269
2
Total non-derivative financial liabilities

USD m
1,138
3
Trade count of derivative financial instruments
Total derivative financial instruments Trade count
32,006
4
Off-balance sheet exposures
Total irrevocable loan commitments USD m
4,606
5
1 As of 31 December 2022,

non-USD balances and trade

counts were minimal.

2 Includes USD
1
bn of loans related to

revolving multi-currency credit lines,

where IBOR transition efforts

are complete, except

for
USD LIBOR. The remaining balances

as of 31 December 2022 primarily

related to US mortgages and corporate

lending.

3 Relates to floating-rate notes

that per their contractual terms can

reset to rates linked

to
LIBOR, with transition dependent upon the actions of respective issuers.

4 Includes approximately
2,000

contracts having a contractual maturity after 30 June 2023, with the last USD LIBOR fixing occurring before
30 June 2023. No

further contractual fixing is

required for these contracts.

5 Includes approximately USD
3
bn of loan commitments that

can be drawn in different

currencies; however,

only USD LIBOR transition
efforts remained open as of 31 December 2022.
In

addition,

as

of

31 December

2023

the

Group

had

approximately

USD
4
bn

equivalent

of

yen-

and

US

dollar-
denominated publicly

issued benchmark

bonds that,

per current

contractual terms,

if not called

on their respective

call
dates,

would

reset

based

directly

on

JPY

LIBOR

and

USD

LIBOR,

respectively.

Furthermore,

certain

benchmark

bonds
publicly issued

by the

Group reference

rates indirectly

derived from

IBORs, if

they are

not called on

their respective

call
dates.

Confirmation

of

interest

rate

calculation

mechanics

will

be

communicated

in

advance

of

any

rate

resets,

if
applicable.

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

designated

in

cash

flow

hedges

after

the

trade

date,

in

which

case

the

hedge

ratio

designated

is
determined based on the swap sensitivity.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

380
Note 26

Hedge accounting (continued)
Hedged items and hedge designation

Fair value hedges of interest rate risk related to

debt instruments and loan assets
Fair

value

hedges

of

interest

rate

risk

related

to

debt

instruments

and

loan

assets

involve

swapping

fixed

cash

flows
associated with loans to customers

(including long-term fixed-rate

mortgage loans in Swiss francs),

debt securities held,
customer deposits,

or debt

issued to

floating cash

flows by

entering into

interest

rate swaps

that either

pay fixed

and
receive floating cash flows or that

receive fixed and pay floating cash

flows. The floating future cash flows

are based on
the

following

benchmark

rates:

Secured

Overnight

Financing

Rate

(SOFR),

Effective

Federal

Funds

Rate

(EFFR),

Swiss
Average

Rate

Overnight

(SARON),

Euro

Interbank

Offered

Rate

(EURIBOR),

Euro

Short-Term

Rate

(ESTR),

Sterling
Overnight

Index

Average

(SONIA),

AUD

London

Interbank

Offered

Rate

(AUD

LIBOR),

Tokyo

Overnight

Average

Rate
(TONA), Singapore Overnight Rate Average

(SORA) and Norwegian Krona Overnight Index Swap (NOK OIS).

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

instruments

denominated

in

currencies

other

than

the

US

dollar

to

US

dollars.

The

hedge
designations also

involve intragroup

debt

instruments that

are

eliminated upon

consolidation

but FX

gains and

losses
impact consolidated profit or loss.
Hedges of net investments in foreign operations
The

Group

applies

hedge

accounting

for

certain

net

investments

in

foreign

operations,

which

include

subsidiaries,
branches and associates. Upon maturity of hedging instruments, typically one to three months, the hedge relationship is terminated and new designations are made

to reflect any changes in the net investments

in foreign operations.
Economic relationship between hedged item and hedging

instrument
The economic relationship

between the

hedged item and

the hedging

instrument is

determined based

on a qualitative
analysis

of

their

critical

terms.

In

cases

where

hedge

designation

takes

place

after

the

trade

date

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

Derivatives not designated in hedge accounting relationships

Non-hedge-accounted

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

reported in
Net interest income.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

381
Note 26

Hedge accounting (continued)

All hedges: designated hedging instruments

and hedge ineffectiveness
As of or for the year ended
31.12.23
Carrying amount
USD m
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Changes in
fair value of
hedging
instruments
1
Changes in
fair value of
hedged
items
1
Hedge
ineffectiveness
recognized in the
income statement
Interest rate risk
Fair value hedges
246,909
3
51
2,275
(2,311)
(36)
Cash flow hedges
97,834
3
0
(337)
358
21
Foreign exchange risk
Fair value hedges
2
33,877
468
291
132
(151)
(19)
Hedges of net investments in foreign operations
38,668
17
1,270
(2,317)
2,320
3
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

Fair value hedges: designated hedged items

recognized on balance sheet
1
USD m 31.12.23 31.12.22
Interest rate
risk FX risk
Interest rate
risk FX risk
Loans and advances to customers
Carrying amount of designated loans
61,107
14,270
of which: accumulated amount of fair value hedge adjustment
457
(1,249)
of which: accumulated amount of fair value hedge adjustment subject to amortization attributable to the portion of the
portfolio that ceased to be part of hedge accounting
(179)
(51)
Other financial assets measured at amortized cost – debt securities
Carrying amount of designated debt securities
6,333
4,577

of which: accumulated amount of fair value hedge adjustment
(109)
(180)
Customer deposits
Carrying amount of customer deposits
8,972

of which: accumulated amount of fair value hedge adjustment
50
Debt issued measured at amortized cost
Carrying amount of designated debt issued
156,507
22,329
68,529
20,566

of which: accumulated amount of fair value hedge adjustment
(2,976)
(6,057)
1

In addition, as of 31 December 2023 UBS

designated in fair value hedges of FX risk

USD
12
bn of intragroup debt instruments which are

not recognized on consolidated balance sheet but

FX gains and losses on
these instruments impact consolidated profit or loss. No such designations were in place as of 31 December 2022.

Fair value hedges: profile of the timing of the

nominal amount of the hedging instrument
31.12.23
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
1
7
29
142
68
247
Cross-currency swaps
1
2
2
22
7
34
31.12.22
USD bn
Due within
1 month
Due between
1 and 3 months
Due between
3 and 12 months
Due between
1 and 5 years
Due after
5 years Total
Interest rate swaps
0
4
10
53
26
92
Cross-currency swaps
0
1
2
12
5
21

Cash flow hedge reserve on a pre-tax basis
USD m 31.12.23 31.12.22
Amounts related to hedge relationships for which hedge

accounting continues to be applied
(2,319)
(4,692)
Amounts related to hedge relationships for which hedge

accounting is no longer applied
(1,487)
(540)
Total other comprehensive income recognized directly in equity related to cash flow hedges, on a pre-tax basis
(3,806)
(5,232)

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

382
Note 26

Hedge accounting (continued)

Foreign currency translation reserve on a pre-tax basis
USD m 31.12.23 31.12.22
Amounts related to hedge relationships for which hedge

accounting continues to be applied
(2,063)
284
Amounts related to hedge relationships for which hedge

accounting is no longer applied
266
266
Total other comprehensive income recognized directly in equity related to hedging instruments designated as net investment hedges, on a pre-tax
basis
(1,798)
550
Interest rate benchmark reform
In 2023, the Group

applied the relief

provided by
Interest Rate Benchmark

Reform
(Amendments to IFRS 9,

IAS 39 and
IFRS 7)
, published by

the International Accounting

Standards Board

in September 2019,

to its hedges

in US dollars

and
Singapore dollars

until they

transitioned to

alternative reference

rate (ARR)

designations

in May

2023 and

June 2023,
respectively.

The transition

of fair

value hedges

took place

following the

IBOR transition

for swaps

with LCH

(formerly
the London Clearing House), with hedge relationships

continuing in accordance with
Interest Rate Benchmark Reform –
Phase 2 (Amendments

to IFRS 9,

IAS 39, IFRS

7, IFRS

4 and IFRS

16)
. Cash flow

hedge relationships

were discontinued
and replaced with new ARR designations in May

2023.
As of 31 December 2023,

there were no hedge

relationships where the designated

risk is LIBOR and

maturing after the
cessation date of

the applicable interest

rate benchmarks. The

table below provides

details on the

hedging instruments
in such hedge relationships as of 31 December 2022.
Hedges of net investments in foreign operations are not

affected by the amendments.
›
Refer to Note 1a item 2j for more information

about the relief provided by the amendments to IFRS

9 and IFRS 7 related to
interest rate benchmark reform
›
Refer to Note 25 for more information about the transition

progress

Hedging instruments referencing LIBOR
31.12.22
Carrying amount
USD m
Notional
amount
Derivative
financial
assets
Derivative
financial
liabilities
Interest rate risk
Fair value hedges
20,383
0
0
Cash flow hedges
2,179
0
0

Note 27

Post-employment benefit plans

a) Defined benefit plans
UBS has established

defined benefit

plans for its

employees in various

jurisdictions in

accordance with

local regulations
and practices.

The major

plans are

in Switzerland,

the UK,

the US

and Germany.

The level

of benefits

depends on

the
specific plan rules.
Swiss pension plans
The Swiss pension

plans consist of

the UBS Swiss

plan and the

Credit Suisse Swiss plan,

covering employees of UBS

Group
AG in Switzerland and employees of

companies in Switzerland that have close economic

or financial ties with UBS

Group
AG, and exceed the minimum benefit requirements under Swiss pension law. The Swiss plans offer retirement,

disability
and survivor

benefits and

are governed

by Pension

Foundation Boards.

The responsibilities

of these

boards are

defined
by Swiss pension

law and the

plan rules. The

UBS Swiss

plan covers contributions

for all salary

levels. The Credit

Suisse
Swiss plan

covers contributions

up to

a salary

of CHF
138,180

(USD
164,169
), and

contributions above

that salary

go
into the Credit Suisse

Swiss 1e plan, which

is accounted for under

IFRS Accounting Standards

as a defined contribution
plan.
Savings

contributions

to

the

Swiss

plans

are

paid

by

both

the

employer

and

the

employee.

For

the

UBS

Swiss

plan,
depending on the

age of the

employee, UBS pays

a savings contribution

that ranges between
6.5
% and
27.5
% of the
contributory base salary

and between
2.8
% and
9
% of the contributory

variable compensation. Employees

can choose
the level

of savings

contributions paid

by them,

which vary

between
2.5
% and
13.5
% of

the contributory

base salary
and

between
0
%

and
9
%

of

the

contributory

variable

compensation,

depending

on

age

and

choice

of

savings
contribution

category.

For

the

Credit

Suisse

Swiss

plan,

depending

on

the

age

of

the

employee,

UBS

pays

a

savings
contribution that ranges between
7.5
% and
25.0
% of the contributory base salary and
6
% of the contributory variable
compensation. Employees

can choose

the level

of savings

contributions paid

by them,

which vary

between
5.0
% and
14.0
% of the contributory base salary

and between
3
% and
9
% of the contributory variable

compensation, depending
on age and choice of savings

contribution category. UBS also pays

risk contributions that are

used to fund disability and
survivor benefits.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

383
Note 27

Post-employment benefit plans (continued)
The plans offer to members at the

normal retirement age of
65

a choice between a lifetime pension

and a partial or full
lump sum payment. Participants

can choose to draw

early retirement benefits starting

from the age of
58
, but they can
also continue employment

and remain active

members of

the plan until

the age of
70
. Employees can

make additional
purchases of benefits to fund early retirement benefits.
The pension amount

payable to a

participant is calculated

by applying a conversion

rate to the

accumulated balance of
the

participant’s

retirement

savings

account

at

the

retirement

date.

The

balance

is

based

on

credited

vested

benefits
transferred

from

previous

employers,

purchases

of

benefits,

employee

and

employer

contributions

made

to

the
participant’s

retirement

savings

account,

and

interest

accrued.

The

annual

interest

rate

credited

to

participants

is
determined by the Pension Foundation Boards at the

end of each year.
Although the Swiss plans are

based on a defined contribution

promise under Swiss pension

law, they are accounted for
as defined benefit plans

under IFRS Accounting

Standards, primarily because

of the obligation to

accrue interest on

the
participants’ retirement savings accounts and the payment of lifetime pension benefits.
Actuarial valuations in accordance

with Swiss pension law

are performed regularly. Should an

underfunded situation on
this basis occur, the

Pension Foundation Board of the respective

plan is required to

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
cover more than
50
% of the

additional contributions required.

As of 31 December

2023, the technical funding

ratio in
accordance with Swiss

pension law was
119.2
% at
0.5
% technical interest

rate for the

UBS Swiss plan

and
124.0
% at
1.62
% technical

interest

rate

for

the

Credit

Suisse

Swiss

plan

(UBS

Swiss

plan

31

December

2022:
119.0
% at
0.5
%
technical interest rate).
The investment strategies of the

Swiss plans comply with Swiss pension

law, including the rules and regulations

relating
to diversification

of plan assets,

and are derived

from the

risk budget defined

by the Pension

Foundation Boards

based
on regularly

performed

asset and

liability management

analyses. The

Pension Foundation

Boards strive

for a

medium-
and long-term balance between assets and liabilities.
As of 31 December

2023, the Swiss

plans were in

surplus situations on

an IFRS Accounting

Standards measurement basis,
as the fair value of the plan assets exceeded the defined benefit obligation (DBO) by USD
6,332
m for the UBS Swiss plan
and USD
3,150
m for the Credit Suisse

Swiss plan (UBS Swiss plan 31 December

2022: USD
7,848
m, Credit Suisse Swiss
plan 31 May 2023: USD
3,772
m). However, a surplus

is only recognized on

the balance sheet

to the extent that

it does
not

exceed

the

estimated

future

economic

benefit,

which

equals

the

difference

between

the

present

value

of

the
estimated

future

net

service

cost

and

the

present

value

of

the

estimated

future

employer

contributions.

As

of

both
31 December 2023 and 31 December 2022, the

estimated future economic benefit of the UBS

Swiss plan was zero and
hence no net defined benefit asset was recognized on the balance sheet;

as of 31 December 2023 a net defined benefit
asset of USD
88
m was recognized

by UBS for

prepaid contributions held

at the Credit

Suisse Swiss plan

(31 May 2023:
USD
77
m).
The regular employer

contributions in

2024 are estimated

at USD
549
m for the

UBS Swiss

plan and USD
283
m for the
Credit Suisse Swiss plan.
Changes to the Credit Suisse Swiss pension plan
In December

2023, the

Pension Foundation

Board

of the

Credit

Suisse

Swiss plan

decided to

align the

Swiss

pension
scheme to

that of

the UBS

Swiss plan,

effective

as of

1 January

2027. On

that date,

the Credit

Suisse Swiss

plan

will
adopt the plan rules

of the UBS Swiss

plan. The Credit

Suisse Swiss 1e plan

will remain in

place as of this

date, but will
be closed for further

contributions. In accordance with IFRS Accounting

Standards, these decisions and related mitigating
measures led to an increase in UBS’s pension obligations in Switzerland resulting in a one-time pre-tax loss of USD
245
m
(CHF
207
m) and

an offsetting

gain in

other comprehensive

income

in the

fourth

quarter

of 2023

with

no impact

on
equity and CET1 capital.
UK pension plans
UBS maintains two major

pension plans in the

UK. The UBS UK

plan is a career

-average revalued earnings scheme,

and
the Credit

Suisse UK

plan is

a final

salary pension

scheme.

In both

plans benefits

increase

automatically based

on UK
price inflation,

subject to

defined caps.

The normal

retirement

age for

most participants

is
60

or
65
. The

plans provide
guaranteed lifetime

pension benefits

to participants

upon retirement.

The UK

plans have

been closed

to new

entrants
for more than 20 years and participants are no longer accruing benefits for current or future service. Instead, employees
participate in the UK defined contribution plans.
The governance responsibility for each UK plan

lies jointly with the Pension Trustee Board

of the respective plan and UBS.
Both plans

invest in

diversified

portfolios of

financial

assets.

The

UBS UK

plan

assets

include

swaps to

hedge

the

risk
between expected and actual longevity.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

384
Note 27

Post-employment benefit plans (continued)
In 2019, UBS and the UBS UK

Pension Trustee Board entered an

arrangement whereby a collateral pool

was established
to provide security for

the UBS UK

pension fund. The

value of the collateral

pool as of

31
December 2023 was USD
260
m
(31 December 2022: USD
292
m) and includes

corporate bonds, government-related debt

instruments and other

financial
assets. The

arrangement provides

the Pension

Trustee Board

dedicated access

to a

pool of

assets in

the event

of UBS’s
insolvency or not paying a required funding contribution.

The

employer

contributions

to the

UBS UK

plan reflect

agreed-upon

funding

contributions,

determined

based

on the
most recent

actuarial valuation

using assumptions

agreed by

the Pension

Trustee

Board and

UBS. In

2023, UBS

made
funding contributions

of USD
19
m to

the UBS

UK plan

(2022: USD
5
m). The

employer contributions

in 2024

are estimated
at USD
19
m for the UBS UK plan, subject to regular funding reviews during the year.

No contributions

were paid

to the

Credit Suisse

UK plan

in 2023

or are

planned for

2024. The

trustees of

the

Credit
Suisse UK

Pension Fund

have agreed

to meet

the cost

of the

active members’

contributions

into the

Credit Suisse

UK
defined

contribution

plan

from

the

pension

assets

of

the

Credit

Suisse

UK

defined

benefit

plan,

which

amounted

to
USD
7
m in 2023, and such payments are expected to continue

in 2024.
US defined benefit plans
There are

two main

UBS US

pension plans

and two

main Credit

Suisse US

defined benefit

plans, each

of which

has a
normal retirement age of
65
. All main plans

were closed to new entrants more than

20 years ago. Since

they closed, new
employees have participated in defined contribution plans.
One of

the

UBS defined

benefit

plans

is a

contribution-based

plan

in which

each

participant accrues

a

percentage

of
salary in a retirement

savings account. The

retirement savings account

is credited annually with

interest based on

a rate
that is linked to the average yield on one-year US government bonds. For the other UBS defined benefit plan, retirement benefits accrue based on the

career-average earnings of each individual

plan participant. Former employees with

vested
benefits can take

a lump sum

payment

or a lifetime

annuity. In one

of the Credit

Suisse defined

benefit plans, benefits
are accrued based on

compensation and credited service. The other

Credit Suisse defined benefit plan

provides unfunded
health-care benefits for eligible retired employees.
As required under

applicable pension

laws, the

pension plans

have fiduciaries

who, together

with UBS, are

responsible
for the governance

of the plans. Each

plan’s fiduciaries are

responsible for the

investment decisions with

respect to the
plan assets.

The plan assets of the funded plans are invested in diversified portfolios of financial assets.
The

employer

contributions

in 2024

are

estimated

at

USD
12
m for

the

UBS

US plans

and at

USD
10
m for

the

Credit
Suisse US plans.
German pension plans
There are two major unfunded UBS defined

benefit plans in Germany.

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
6
% for amounts accrued before 2010, of
4
% for amounts accrued from 2010 to 2017, and of
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
The employer contributions in 2024 are estimated at USD
14
m for the UBS German plans.

There are no major Credit Suisse defined benefit plans in

Germany.
Financial information by plan
The tables

below provide

an analysis

of the

movement

in the

net asset

/ liability

recognized

on the

balance sheet

for
defined benefit plans, as well as an analysis of amounts recognized in net profit and in
Other comprehensive income .

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

385
Note 27

Post-employment benefit plans (continued)

Defined benefit plans
USD m Swiss plans UK plans US and German plans Total
31.12.23
1
31.12.22 31.12.23
1
31.12.22 31.12.23
1
31.12.22 31.12.23
1
31.12.22
Defined benefit obligation at the beginning of the year
22,272
27,398
2,166
4,105
1,375
1,740
25,813
33,242
Defined benefit obligation recognized upon the acquisition

of the Credit Suisse Group
15,142
0
954
0
1,025
0
17,121
0
Current service cost
567
416
1
0
5
5
573
420
Interest expense
680
344
139
67
88
35
907
446
Plan participant contributions
370
257
0
0
0
0
370
257
Remeasurements
4,446
(4,151)
195
(1,474)
37
(267)
4,678
(5,891)
of which: actuarial (gains) / losses due to changes in demographic assumptions
76
3
(79)
(6)
(2)
1
(5)
(2)
of which: actuarial (gains) / losses due to changes in financial assumptions
2,886
(4,666)
128
(1,575)
51
(279)
3,064
(6,520)
of which: experience (gains) / losses
2
1,484
512
146
107
(12)
11
1,619
631
Past service cost related to plan amendments
245
0
0
0
0
0
245
0
Curtailments
(29)
(20)
0
0
0
0
(29)
(20)
Benefit payments
(2,309)
(1,454)
(125)
(123)
(177)
(111)
(2,611)
(1,687)
Termination benefits
21
0
0
0
0
0
21
0
Other movements
0
(5)
0
0
0
0
0
(5)
Foreign currency translation
3,516
(513)
137
(408)
14
(28)
3,667
(949)
Defined benefit obligation at the end of the year
44,922
22,272
3,467
2,166
2,368
1,375
50,756
25,813
of which: amounts owed to active members
24,007
11,927
97
65
330
169
24,435
12,160
of which: amounts owed to deferred members
0
0
1,655
656
904
528
2,558
1,184
of which: amounts owed to retirees
20,915
10,345
1,715
1,445
1,134
678
23,763
12,469
of which: funded plans
44,922
22,272
3,467
2,166
1,797
1,011
50,186
25,449
of which: unfunded plans
0
0
0
0
571
363
571
363
Fair value of plan assets at the beginning of the year
30,119
33,975
2,488
4,297
1,039
1,329
33,646
39,601
Fair value of plan assets recognized upon the acquisition of the Credit Suisse Group
18,914
0
1,499
0
824
0
21,236
0
Return on plan assets excluding interest income
1,234
(3,248)
153
(1,312)
66
(223)
1,453
(4,782)
Interest income
916
485
173
70
70
31
1,159
586
Employer contributions

690
685
12
5
29
16
732
706
Plan participant contributions
370
257
0
0
0
0
370
257
Benefit payments
(2,309)
(1,454)
(125)
(123)
(177)
(111)
(2,611)
(1,687)
Administration expenses, taxes and premiums paid
(19)
(12)
(1)
0
(6)
(3)
(27)
(16)
Other movements
2
(2)
0
0
0
0
2
(2)
Foreign currency translation
4,485
(567)
165
(450)
4
0
4,654
(1,017)
Fair value of plan assets at the end of the year
54,404
30,119
4,364
2,488
1,849
1,039
60,616
33,646
Surplus / (deficit)
9,482
7,848
897
321
(519)
(335)
9,860
7,834
Asset ceiling effect at the beginning of the year
7,848
6,577
0
0
0
0
7,848
6,577
Asset ceiling effect recognized upon the acquisition of

the Credit Suisse Group
3,695
0
0
0
0
0
3,695
0
Interest expense on asset ceiling effect
225
135
0
0
0
0
225
135
Asset ceiling effect excluding interest expense and foreign currency translation on
asset ceiling effect
(3,336)
1,189
0
0
0
0
(3,336)
1,189
Foreign currency translation
963
(54)
0
0
0
0
963
(54)
Asset ceiling effect at the end of the year
9,394
7,848
0
0
0
0
9,394
7,848
Net defined benefit asset / (liability) of major plans
88
0
897
321
(519)
(335)
466
(14)
Net defined benefit asset / (liability) of remaining plans
(173)
(100)
Total net defined benefit asset / (liability)
293
(114)
of which: Net defined benefit asset
1,088
355
of which: Net defined benefit liability
3
(795)
(469)
1 Including Credit Suisse

from 31 May 2023.

2 Experience (gains) /

losses are a component

of actuarial remeasurements of

the defined benefit obligation

and reflect the effects

of differences between the

previous
actuarial assumptions and what has actually occurred.

3 Refer to Note 19c.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

386
Note 27

Post-employment benefit plans (continued)

Income statement – expenses related to defined benefit plans
1
USD m Swiss plans UK plans US and German plans Total
For the year ended 31.12.23
2
31.12.22 31.12.23
2
31.12.22 31.12.23
2
31.12.22 31.12.23
2
31.12.22
Current service cost
567
416
1
0
5
5
573
420
Interest expense related to defined benefit obligation
680
344
139
67
88
35
907
446
Interest income related to plan assets
(916)
(485)
(173)
(70)
(70)
(31)
(1,159)
(586)
Interest expense on asset ceiling effect
225
135
0
0
0
0
225
135
Administration expenses, taxes and premiums paid
19
12
1
0
6
3
27
16
Past service cost related to plan amendments
245
0
0
0
0
0
245
0
Curtailments
(29)
(20)
0
0
0
0
(29)
(20)
Termination benefits
21
0
0
0
0
0
21
0
Other movements
(2)
0
0
0
0
0
(2)
0
Net periodic expenses recognized in net profit for major plans
811
402
(32)
(3)
30
12
808
411
Net periodic expenses recognized in net profit for remaining plans
3
38
25
Total net periodic expenses recognized in net profit
847
437
1 Refer to Note 7.

2 Including Credit Suisse from 31 May 2023.

3 Includes differences between actual and estimated performance award accruals.

Other comprehensive income – gains / (losses) on defined benefit plans

USD m Swiss plans UK plans US and German plans Total
For the year ended 31.12.23
1
31.12.22 31.12.23
1
31.12.22 31.12.23
1
31.12.22 31.12.23
1
31.12.22
Remeasurement of defined benefit obligation
(4,446)
4,151
(195)
1,474
(37)
267
(4,678)
5,891
of which: change in discount rate assumption
(3,278)
5,414
(165)
1,451
(51)
317
(3,495)
7,183
of which: change in rate of pension increase assumption
0
0
38
123
1
(5)
39
118
of which: change in rate of interest credit on retirement savings assumption
479
(718)
0
0
(9)
(82)
470
(800)
of which: change in life expectancy
0
0
79
5
0
(1)
79
4
of which: change in other actuarial assumptions
(162)
(33)
0
1
10
48
(152)
16
of which: experience gains / (losses)
2
(1,484)
(512)
(146)
(107)
12
(11)
(1,619)
(631)
Return on plan assets excluding interest income
1,234
(3,248)
153
(1,312)
66
(223)
1,453
(4,782)
Asset ceiling effect excluding interest expense and foreign currency translation
3,336
(1,189)
0
0
0
0
3,336
(1,189)
Total gains / (losses) recognized in other comprehensive income for major plans
124
(285)
(41)
162
28
43
111
(80)
Total gains / (losses) recognized in other comprehensive income for remaining plans
(2)
7
Total gains / (losses) recognized in other comprehensive income
3
110
(73)
1 Including Credit

Suisse from 31

May 2023.

2 Experience (gains) /

losses are a

component of actuarial remeasurements

of the defined

benefit obligation and

reflect the effects

of differences between

the previous
actuarial assumptions and what has actually occurred.

3 Refer to the “Statement of comprehensive income.”
The table below provides information about the duration

of the DBO and the timing for expected benefit payments.

Swiss plans UK plans US and German plans
31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Duration of the defined benefit obligation (in years)
1
13.1
13.1
15.1
13.7
8.3
7.9
Maturity analysis of benefits expected to be paid
USD m
Benefits expected to be paid within 12 months
3,056
1,294
182
107
221
123
Benefits expected to be paid between 1 and 3 years
5,149
2,657
337
234
412
232
Benefits expected to be paid between 3 and 6 years
7,671
3,977
563
384
558
335
Benefits expected to be paid between 6 and 11 years
12,080
6,743
1,032
667
847
502
Benefits expected to be paid between 11 and 16 years
10,513
6,223
1,066
667
632
388
Benefits expected to be paid in more than 16 years
34,221
22,446
4,339
2,570
925
516
1 The duration of the defined benefit obligation represents a weighted average across UBS and

Credit Suisse plans.
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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

387
Note 27

Post-employment benefit plans (continued)
The tables below show the significant actuarial assumptions

used in calculating the DBO at the end of the year.

Significant actuarial assumptions of

defined benefit plans
1
Swiss plans UK plans US plans German plans
In % 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Discount rate
1.48
2.34
4.79
5.02
4.75
4.92
3.28
3.81
Rate of pension increase
0.00
0.00
2.94
3.08
0.00
0.00
2.10
2.20
Rate of interest credit on retirement savings

2.54
3.39
0.00
0.00
6.28
2
5.73
2
0.00
0.00
1 Represents weighted average across UBS and Credit Suisse plans.

2 Only applicable to one of the UBS US pension plans.

Mortality tables and life expectancies for

major plans
Life expectancy at age 65 for a male member currently
aged 65 aged 45
Country Mortality table 31.12.23 31.12.22 31.12.23 31.12.22
Switzerland BVG 2020 G with CMI 2022 projections
1
21.8
21.7
23.5
23.4
UK S3PA with CMI 2022 projections
2
22.2
3
23.5
23.4
3
24.6
USA Pri-2012 with MP-2021 projection scale
22.0
22.0
23.4
23.3
Germany Dr. K. Heubeck 2018 G
20.8
20.6
23.5
23.4
Life expectancy at age 65 for a female member currently
aged 65 aged 45
Country Mortality table 31.12.23 31.12.22 31.12.23 31.12.22
Switzerland BVG 2020 G with CMI 2022 projections
1
23.5
23.5
25.1
25.1
UK S3PA with CMI 2022 projections
2
24.0
4
25.0
25.7
4
26.4
USA Pri-2012 with MP-2021 projection scale
23.5
23.4
24.8
24.8
Germany Dr. K. Heubeck 2018 G
24.2
24.0
26.4
26.3
1 In 2022, BVG 2020 G

with CMI 2021 projections was

used.

2 In 2022, S3PA

with CMI 2021 projections was

used.

3 UK Credit Suisse plan male

aged 65:
23.1

years and aged 45:
24.3

years.

4 UK Credit
Suisse plan female aged 65:
24.7

years and aged 45:
26.1

years.
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

Sensitivity analysis of significant actuarial

assumptions
1
Increase / (decrease) in defined benefit obligation Swiss plans UK plans US and German plans
USD m 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
Discount rate
Increase by 50 basis points
(2,365)
(1,128)
(243)
(141)
(91)
(51)
Decrease by 50 basis points
2,668
1,269
272
157
98
55
Rate of pension increase
Increase by 50 basis points
1,894
877
204
127
10
4
Decrease by 50 basis points –
2
–
2
(189)
(118)
(9)
(3)
Rate of interest credit on retirement savings
Increase by 50 basis points
334
178
–
3
–
3
9
9
Decrease by 50 basis points
(334)
(178)
–
3
–
3
(8)
(8)
Life expectancy
Increase in longevity by one additional year
1,315
593
108
65
64
39
1 The sensitivity analyses are based on a change in one

assumption while holding all other assumptions constant, so that interdependencies between the assumptions are excluded.

2 As the assumed rate of pension
increase was
0
% as of 31 December 2023 and as

of 31 December 2022, a downward change

in assumption is not applicable.

3 As the UK plans do not provide interest

credits on retirement savings, a change

in
assumption is not applicable.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

388
Note 27

Post-employment benefit plans (continued)
Fair value of plan assets
The tables below

provide information

about the composition

and fair value

of plan assets

of the major

defined benefit
plans.

Composition and fair value of plan assets
Swiss defined benefit plans
31.12.23 31.12.22
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
1,205
0
1,205
2
326
0
326
1
Equity securities

Domestic
0
24
24
0
0
0
0
0

Foreign
0
2,132
2,132
4
0
0
0
0
Bonds

Domestic, AAA to BBB–
100
0
100
0
0
0
0
0

Foreign, AAA to BBB–
51
0
51
0
0
0
0
0
Real estate / property
Domestic
0
6,195
6,195
11
0
3,783
3,783
13
Foreign
0
1,017
1,017
2
0
919
919
3
Investment funds
Equity

Domestic
1,376
0
1,376
3
743
0
743
2
Foreign
8,317
2,196
10,513
19
4,964
2,171
7,134
24
Bonds
1
Domestic, AAA to BBB–
7,952
0
7,952
15
3,760
0
3,760
12
Domestic, below BBB–
1
0
1
0
0
0
0
0
Foreign, AAA to BBB–
13,497
0
13,497
25
6,031
0
6,031
20
Foreign, below BBB–
1,249
0
1,249
2
1,062
0
1,062
4
Real estate
Domestic
1,906
0
1,906
4
0
0
0
0
Foreign
537
79
616
1
0
0
0
0
Other
1,960
3,373
5,333
10
1,540
3,547
5,086
17
Other investments
667
569
1,236
2
624
651
1,275
4
Total fair value of plan assets
38,817
15,586
54,404
100
19,049
11,071
30,119
100
31.12.23 31.12.22
Total fair value of plan assets
54,404
30,119
of which:
2
Bank accounts at UBS
666
337
UBS debt instruments
211
50
UBS shares
72
27
Securities lent to UBS
3
827
871
Property occupied by UBS
108
90
Derivative financial instruments, counterparty UBS
3
534
76
1 The bond credit ratings

are primarily based on S&P’s

credit ratings. Ratings AAA to

BBB– and below BBB– represent investment

grade and non-investment grade

ratings, respectively.

In cases where credit ratings
from other rating agencies

were used, these were

converted to the equivalent

rating in S&P’s

rating classification.

2 Bank accounts at UBS

encompass accounts in the name

of the Swiss pension funds.

The other
positions disclosed in the table encompass both direct investments in UBS instruments and indirect investments, i.e., those made through funds that the pension fund invests in.

3 Securities lent to UBS and derivative
financial instruments are presented

gross of any collateral.

Securities lent to UBS

were fully covered by

collateral as of 31

December 2023 and

31 December 2022. Net

of collateral, derivative

financial instruments
amounted to negative USD
33
m as of 31 December 2023 (31 December 2022: negative USD
8
m).

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

389
Note 27

Post-employment benefit plans (continued)

Composition and fair value of plan assets

(continued)
UK defined benefit plans
31.12.23 31.12.22
Fair value
Plan asset
allocation % Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
225
0
225
5
104
0
104
4
Bonds
1

0
Domestic, AAA to BBB–
3,619
0
3,619
83
1,729
0
1,729
69
Domestic, below BBB–
7
0
7
0
0
0
0
0
Foreign, AAA to BBB–
509
0
509
12
297
0
297
12
Foreign, below BBB–
0
0
0
0
7
0
7
0
Investment funds
Equity

Domestic
9
3
12
0
19
3
22
1
Foreign
234
0
234
5
366
0
366
15
Bonds
1
Domestic, AAA to BBB–
310
38
348
8
367
90
457
18
Domestic, below BBB–
6
0
6
0
1
0
1
0
Foreign, AAA to BBB–
97
0
97
2
90
0
90
4
Foreign, below BBB–
93
0
93
2
114
0
114
5
Real estate
Domestic
61
0
61
1
64
0
64
3
Foreign
4
12
16
0
6
31
36
1
Other
64
0
64
1
(280)
0
(280)
(11)
Repurchase agreements
(947)
0
(947)
(22)
(612)
0
(612)
(25)
Other investments
15
5
20
0
66
27
94
4
Total fair value of plan assets
4,306
58
4,364
100
2,336
151
2,488
100
1 The bond credit ratings

are primarily based on S&P’s

credit ratings. Ratings AAA to

BBB– and below BBB– represent investment

grade and non-investment grade

ratings, respectively.

In cases where credit ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

US and German defined benefit plans
31.12.23 31.12.22
Fair value
Plan asset
allocation %
Fair value
Plan asset
allocation %
USD m
Quoted
in an active
market Other Total
Quoted
in an active
market Other Total
Cash and cash equivalents
32
0
32
2
7
0
7
1
Equity
Domestic
54
0
54
3
55
0
55
5
Foreign
23
0
23
1
24
0
24
2
Bonds
1
Domestic, AAA to BBB–
308
0
308
17
359
0
359
35
Domestic, below BBB–
3
0
3
0
4
0
4
0
Foreign, AAA to BBB–
51
0
51
3
74
0
74
7
Foreign, below BBB–
2
0
2
0
3
0
3
0
Investment funds
Equity

Domestic
51
0
51
3
27
0
27
3
Foreign
82
18
100
5
33
0
33
3
Bonds
1
Domestic, AAA to BBB–
552
300
853
46
266
0
266
26
Domestic, below BBB–
172
41
213
12
109
0
109
10
Foreign, AAA to BBB–
75
14
89
5
2
0
2
0
Foreign, below BBB–
9
0
9
1
5
0
5
0
Real estate
Domestic
1
9
10
1
0
11
11
1
Foreign
2
0
2
0
0
0
0
0
Other
51
0
52
3
54
0
54
5
Other investments
(8)
5
(3)
0
5
1
6
1
Total fair value of plan assets
1,461
388
1,849
100
1,027
12
1,039
100
1 The bond credit ratings

are primarily based on S&P’s

credit ratings. Ratings AAA to

BBB– and below BBB– represent investment

grade and non-investment grade

ratings, respectively.

In cases where credit ratings
from other rating agencies were used, these were converted to the equivalent rating in S&P’s rating classification.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

390
Note 27

Post-employment benefit plans (continued)

b) Defined contribution plans
UBS sponsors several defined contribution

plans, with the most significant

plans in the US and the

UK. UBS’s obligation
is limited to its contributions

made in accordance

with each plan, which

may include direct

contributions and matching
contributions. Employer contributions

to defined contribution

plans are recognized

as an expense

and were

USD
386
m
for the UBS plans and USD
128
m for the Credit Suisse plans in 2023 (2022:

USD
357
m for the UBS plans).
›
Refer to Note 7 for more information
c) Related-party disclosure
UBS is

the principal

provider of

banking services

for the

pension funds

of UBS

and Credit

Suisse in

Switzerland. In

this
capacity,

UBS is engaged

to execute

most of the

pension funds’

banking activities.

These activities

can include, but

are
not limited to, trading,

securities lending and borrowing and derivative

transactions. The non-Swiss pension funds do

not
have a similar banking relationship with UBS.

During 2023, UBS received USD
35
m in fees for banking services from the
major UBS

plans and

USD
11
m from

the major

Credit Suisse

plans (2022:

USD
36
m from

the major

UBS plans).

As of
31
December 2023,

the major

UBS plans

held USD
417
m in

UBS shares

and major

Credit Suisse

plans held

USD
26
m
(31 December 2022: Major UBS plans held USD
265
m).
›
Refer to the “Composition and fair value of

plan assets” table in Note 27a for more information

about fair value of investments in
UBS instruments held by the Swiss pension funds

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

and cliff-vest

in

the

year

following the

performance
period for selected senior management.
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
notional

interest

paid

annually

(except

for

certain

regulated

employees)

and

vest

in

full

after

five

years.

Awards

are
forfeited if a

viability event occurs

(i.e., if FINMA

notifies the firm

that the DCCP

awards must be written

down to mitigate
the risk of insolvency,

bankruptcy or failure

of UBS) or

if the firm

receives a commitment

of extraordinary

support from
the public

sector that

is necessary

to prevent

such an

event. DCCP

awards are

also written

down if

the Group’s

CET1
capital ratio falls below

a defined threshold. In addition,

GEB members forfeit
20
% of DCCP awards

for each loss-making
year during the vesting period.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

391
Note 28

Employee benefits: variable compensation

(continued)
Deferred compensation plans awarded to employees of Credit

Suisse
Awards granted in connection with the acquisition
Retention awards were offered to selected employees of the Credit Suisse Group prior to the acquisition date to support the completion of the transaction

and the early phase of

integration. These awards were

contingent on the completion
of the acquisition and are delivered
50
% in cash (in general vesting
60

days from the completion of the acquisition) and
50
% in shares (in

general vesting on the

first anniversary of the

completion of the acquisition).

Vesting periods are longer
for certain regulated employees.

Existing compensation plans offered to employees of Credit Suisse before the acquisition
Credit Suisse offered

a range of compensation plans to its

employees. Generally,

outstanding deferred awards

continue
to vest according

to their original

terms. Awards

referenced to

shares of Credit

Suisse Group were

converted into units
over

UBS Group

shares

according

to the

exchange

ratio

applied

to

the

merger

transaction

(1

share

in

UBS for
22.48
shares in Credit Suisse).

Unvested awards

that contributed to

compensation expenses in

2023 and

continue to be

expensed over

the future service
period include upfront cash awards, share awards and

other deferred awards settled in cash. These awards were

granted
for the main purpose of employee retention.

Upfront

cash

awards

are

subject

to

repayment

(clawback)

by

the

employee

in

the

event

of

voluntary

resignation,
termination for

cause or

other specified

events within

three years

from the

grant date.

The expense

is recognized

over
the three-year service period according to the clawback

provisions.
Share awards that were granted as

part of the annual performance incentive

typically vest over three years with

one third
of the award vesting on each of the three anniversaries of the grant date.
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

subject to
vesting requirements.
Share delivery obligations
Share delivery obligations related to employee

share-based compensation awards were
196
m shares as of 31 December
2023 (31 December 2022:
178
m shares). Share delivery obligations are calculated on the basis of undistributed notional share awards, taking applicable performance conditions into

account.
As of 31 December 2023, UBS held
131
m treasury shares (31 December 2022:
119
m) that were available to satisfy

share
delivery obligations.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

392
Note 28

Employee benefits: variable compensation

(continued)

b) Effect on the income statement
Effect on the income statement for the financial year and

future periods
The table

below provides

information about

compensation

expenses related

to total

variable compensation

that were
recognized in the financial year ended

31 December 2023, as well as

expenses that were deferred and will be

recognized
in the income statement

for 2024 and later.

Deferred expenses related

to compensation plans granted

to employees of
Credit Suisse

in 2023 and

earlier years

are presented

under
Variable

compensation –

other
. The expense

recognized in
2023 associated with these awards was USD
335
m for retention awards granted

in connection with the acquisition and
USD
412
m for outstanding deferred compensation

plans that existed on the date of acquisition.

The majority

of expenses

deferred

to 2024

and later

that are

related to

the 2023

performance year

pertain to

awards
granted in February 2024.

The total unamortized compensation expense for unvested share-based awards granted up to
31 December 2023 will be recognized in future

periods over a weighted average period of
2.2

years.

Variable compensation
Expenses recognized in 2023 Expenses deferred to 2024 and later 1
USD m
Related to the
2023
performance
year
Related to prior
performance
years Total
Related to the
2023
performance
year
Related to prior
performance
years Total
Non-deferred cash
2,859
(52)
2,807
0
0
0
Deferred compensation awards
523
656
1,179
777
757
1,534
of which: Equity Ownership Plan
155
330
485
263
245
509
of which: Deferred Contingent Capital Plan
180
241
421
312
451
763
of which: Long-Term Incentive Plan
164
40
204
160
34
193
of which: Fund Ownership Plan
24
46
69
41
27
68
Variable compensation – performance awards
3,382
604
3,986
777
757
1,534
Variable compensation – financial advisors
2
3,761
788
4,549
1,236
3,300
4,536
of which: non-deferred cash
3,440
(4)
3,436
0
0
0
of which: deferred share-based awards
110
87
197
113
209
321
of which: deferred cash-based awards
169
245
414
301
1,029
1,331
of which: compensation commitments with recruited financial

advisors
42
459
502
822
2,062
2,884
Variable compensation – other
3
784
526
1,310
384
583
968
Total variable compensation
7,927
1,918
9,845
4
2,398
4,640
7,037
1 Estimate as

of 31 December 2023.

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

3 Consists of existing deferred awards

and retention awards granted

to Credit Suisse employees as well

as replacement payments, forfeiture credits,

severance payments,
retention plan payments and

interest expense related to

the Deferred Contingent Capital

Plan.

4 Includes USD
1,094
m in expenses related

to share-based compensation (performance

awards: USD
689
m; other
variable compensation: USD
208
m; financial advisor compensation:

USD
197
m). A further USD
169
m in expenses related

to share-based compensation

was recognized within other

expense categories included in
Note 7 (salaries: USD
4
m related to role-based

allowances; social security:

USD
137
m; other personnel expenses:

USD
27
m related to the

Equity Plus Plan). Total

personnel expense related to

share-based equity-
settled compensation excluding social security was USD
1,087
m.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

393
Note 28

Employee benefits: variable compensation

(continued)

Variable compensation (continued)
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

Note 7 (salaries:

USD
4
m related to

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

7 (salaries: USD
5
m related to

role-based allowances;

social security: USD
64
m; other personnel

expenses:
USD
16
m related to the Equity Plus Plan). Total personnel expense related to share-based equity-settled compensation excluding social security was USD
641
m.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

394
Note 28

Employee benefits: variable compensation

(continued)

c) Outstanding share-based compensation awards
Share and performance share awards
Movements in outstanding share-based awards

to employees during 2023 and 2022 are provided

in the table below.

Movements in outstanding share-based compensation

awards
Number of shares
2023
Weighted average
grant date fair value
(USD)
Number of shares
2022
Weighted average
grant date fair value
(USD)
Outstanding, at the beginning of the year
181,907,200
15
180,578,561
13
Share obligations assumed at merger date
14,535,612
20
Awarded during the year
63,907,823
20
62,203,770
18
Distributed during the year
(54,365,846)
14
(54,639,882)
12
Forfeited during the year
(7,076,202)
18
(6,235,249)
15
Outstanding, at the end of the year
198,908,588
17
181,907,200
15
of which: shares vested for accounting purposes
102,697,819
102,364,973

The

total

carrying

amount

of

the

liability

related

to

cash-settled

share-based

awards

as

of

31 December

2023

and
31 December 2022 was USD
64
m and USD
43
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

2023.

Unless

otherwise
stated, the subsidiaries listed below have

share capital consisting solely of ordinary shares held

entirely by the Group,

and
the proportion of ownership interest

held is equal to the voting rights held by the Group.

The country

where the

respective registered

office is

located is

also the

principal place

of business.

UBS AG and

Credit
Suisse AG operate

through a global

branch network and

a significant proportion

of their business

activity is conducted
outside Switzerland, including in the UK,

the US, Singapore, the Hong Kong SAR

and other countries. UBS Europe SE has
branches and offices in a number

of EU Member States, including Germany,

France, Italy, Luxembourg and Spain.

Share
capital is provided in the currency of the legally registered office.

Individually significant subsidiaries

of UBS Group AG as of 31 December 2023
Company Registered office Share capital in million Equity interest accumulated in %
UBS AG
Zurich and Basel, Switzerland
USD
385.8
100.0
UBS Business Solutions AG
1
Zurich, Switzerland
CHF
1.0
100.0
Credit Suisse AG
Zurich, Switzerland
CHF
4,399.7
100.0
Credit Suisse Services AG
Zurich, Switzerland
CHF
1.0
100.0
1 UBS Business Solutions AG holds subsidiaries in China, India, Israel and Poland.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

395
Note 29

Interests in subsidiaries and other entities

(continued)
Individually significant subsidiaries

of UBS AG as of 31 December 2023
1
Company Registered office Primary business Share capital in million Equity interest accumulated in %
UBS Americas Holding LLC
Wilmington, Delaware, USA
Group Items
USD
2,900.0
2
100.0
UBS Americas Inc.
Wilmington, Delaware, USA
Group Items
USD
0.0
100.0
UBS Asset Management AG
Zurich, Switzerland
Asset Management
CHF
43.2
100.0
UBS Bank USA
Salt Lake City, Utah, USA
Global Wealth Management
USD
0.0
100.0
UBS Europe SE
Frankfurt, Germany
Global Wealth Management
EUR
446.0
100.0
UBS Financial Services Inc.
Wilmington, Delaware, USA
Global Wealth Management
USD
0.0
100.0
UBS Securities LLC
Wilmington, Delaware, USA
Investment Bank
USD
1,283.1
3
100.0
UBS Switzerland AG
Zurich, Switzerland
Personal & Corporate Banking
CHF
10.0
100.0
1 Includes direct

and indirect subsidiaries

of UBS AG.

2 Consists of common

share capital of

USD
1,000

and non-voting preferred

share capital of

USD
2,900,000,000
.

3 Consists of common

share capital of
USD
100,000

and non-voting preferred share capital of USD
1,283,000,000
.
Individually significant subsidiaries

of Credit Suisse AG as of 31 December 2023
Company Registered office Primary business Share capital in million Equity interest accumulated in %
Credit Suisse International
London, United Kingdom
Non-core and Legacy
USD
7,267.5
97.6
1
Credit Suisse (Schweiz) AG
Zurich, Switzerland
Personal & Corporate Banking
CHF
100.0
100.0
Credit Suisse Holdings (USA), Inc.
Wilmington, United States
Investment Bank
USD
0.0
100.0
1 UBS Group AG owns the remaining 2.4%.
Other subsidiaries
The

table

below

lists

other

direct

and

indirect

subsidiaries

of

UBS AG

and

Credit

Suisse

AG

that

are

not

individually
significant but contribute to the Group’s

total assets and aggregated

profit before tax thresholds

and are thus disclosed
in accordance with requirements

set by the SEC.

Other subsidiaries of UBS AG and Credit Suisse

AG as of 31 December 2023
Company Registered office Primary business Share capital in million
Equity interest

accumulated in %
Banco de Investimentos Credit Suisse (Brasil) S.A.
São Paulo, Brazil
Investment Banking
BRL
164.8
100.0
BANK-now AG
Horgen, Switzerland
Personal & Corporate Banking
CHF
30.0
100.0
Credit Suisse (Hong Kong) Limited
Hong Kong, China
Investment Banking
HKD
8,192.9
100.0
Credit Suisse (UK) Limited
London, United Kingdom
Global Wealth Management
GBP
245.2
100.0
Credit Suisse (USA), Inc.
Wilmington, United States
Investment Banking
USD
0.0
100.0
Credit Suisse Bank (Europe), S.A.
Spain, Madrid
Investment Banking
EUR
18.0
100.0
Credit Suisse Funds AG
Zurich, Switzerland
Asset Management
CHF
7.0
100.0
Credit Suisse Securities (Europe) Limited
London, United Kingdom
Non-core and Legacy
USD
9.6
100.0
Credit Suisse Securities (Japan) Limited
Tokyo, Japan
Investment Banking
JPY
78,100.0
100.0
Credit Suisse Securities (USA) LLC
Wilmington, United States
Non-core and Legacy
USD
0.0
100.0
Credit Suisse Services (USA) LLC
Wilmington, United States
Group Items
USD
0.0
100.0
DLJ Mortgage Capital, Inc.
Wilmington, United States
Non-core and Legacy
USD
0.0
100.0
UBS Asset Management (Americas) Inc.
Wilmington, Delaware, USA
Asset Management
USD
0.0
100.0
UBS Asset Management Life Ltd
London, United Kingdom
Asset Management
GBP
15.0
100.0
UBS Business Solutions US LLC
Wilmington, Delaware, USA
Group Items
USD
0.0
100.0
UBS Fund Management (Switzerland) AG
Basel, Switzerland
Asset Management
CHF
1.0
100.0
UBS (Monaco) S.A.
Monte Carlo, Monaco
Global Wealth Management
EUR
49.2
100.0
UBS Securities Australia Ltd
Sydney, Australia
Investment Bank
AUD
0.3
1
100.0
UBS Securities Hong Kong Limited
Hong Kong SAR, China

Investment Bank
HKD
2,841.6
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

2023

and

2022,

the

Group

did

not

enter

into

any

contractual

obligation

that

could

require

the

Group

to

provide
financial

support

to

consolidated

SEs.

In

addition,

the

Group

did

not

provide

support,

financial

or

otherwise,

to

a
consolidated

SE

when

the

Group

was

not

contractually

obligated

to

do

so,

nor

does

the

Group

currently

have

any
intention to do so in

the future. Furthermore, the

Group did not provide

support, financial or otherwise,

to a previously
unconsolidated SE that resulted in the Group controlling

the SE during the reporting period.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

396
Note 29

Interests in subsidiaries and other entities

(continued)

b) Interests in associates and joint ventures
As of 31 December

2023 and 31 December

2022, no associate

or joint venture

was individually

material to the

Group.
Also, there were no

significant restrictions on the

ability of associates or

joint ventures to transfer

funds to UBS Group AG
or its

subsidiaries as

cash dividends

or to

repay

loans or

advances made.

There

were no

quoted market

prices for

any
associates or joint ventures of the Group.

Investments in associates and joint ventures
USD m 2023 2022
Carrying amount at the beginning of the year
1,101
1,243
Additions
1
3
Acquisition of the Credit Suisse Group
1,569
0
Reclassifications
(33)
(44)
Share of comprehensive income
(365)
(41)
of which: share of net profit / (loss)
1
(348)
32
of which: share of other comprehensive income
2
(17)
(73)
Share of changes in retained earnings
(1)
0
Dividends received
(90)
(31)
Foreign currency translation
192
(30)
Carrying amount at the end of the year
2,373
1,101
of which: associates
2,164
1,098
of which: SIX Group AG, Zurich
1,646
954
of which: other associates
519
144
of which: joint ventures
209
3
1 For 2023, consists of negative USD
383
m from associates, partly offset by USD
34
m from joint ventures (for 2022, consists of

USD
27
m from associates and USD
5
m from joint ventures).

2 For 2023, consists of
negative USD
17
m from associates (for 2022, consists of negative USD
73
m from associates).

c) Unconsolidated structured entities
UBS is considered

to sponsor another

entity if, in

addition to

ongoing involvement

with that

entity,

it had a

key role

in
establishing that entity or in

bringing together relevant

counterparties for a transaction facilitated

by that entity.

During
2023, the

Group sponsored

the creation

of various SEs

and interacted

with a

number of

non-sponsored SEs,

including
securitization vehicles, client vehicles

and certain investment funds,

that UBS did

not consolidate as of

31 December 2023
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
As a

consequence of the

acquisition of the

Credit Suisse Group

and the

resulting increase in

interests in

structured entities,
interests

in

client

vehicles

sponsored

by

UBS

are

presented

separately

to

other

vehicles

sponsored

by third

parties,

to
clearly

distinguish

the

different

types

of

entities

that

UBS

is

involved

with.

Further,

bonds

issued

by

US

government-
sponsored

entities

included

within

Group

Treasury’s

HQLA

portfolio

have

been

excluded

given

UBS

does

not

absorb
significant

risk

and

third-party

funding

vehicles

of

large

multi-nationals

have

been

excluded

as

they

are

no

longer
considered structured entities. Prior periods have been restated

to reflect these changes.

The increase

in interests

held in

structured entities

primarily relates

to financial

assets at

fair value

in the

Non-core and
Legacy business division.
Sponsored unconsolidated structured entities in which UBS did not have an interest at year-end
During 2023 and

2022,

the Group

did not earn

material income

from sponsored

unconsolidated SEs

in which UBS

did
not have an interest at year-end.

During 2023 and 2022, UBS and third parties did not transfer any assets into sponsored securitization vehicles created in those years.

UBS and

third parties

transferred assets,

alongside deposits

and debt

issuances (which

are assets

from the
perspective

of

the

vehicle),

of

USD
0.5
bn

and

USD
0.5
bn,

respectively,

into

sponsored

client

vehicles

created

in

2023
(2022:

USD
1
bn

and

USD
3
bn,

respectively).

For

sponsored

investment

funds,

transfers

arose

during

the

period

as
investors invested and redeemed

positions, thereby changing

the overall size of the

funds, which, when combined

with
market movements, resulted in a total closing net asset value of USD
137
bn (31 December 2022: USD
38
bn).

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

397
Note 29

Interests in subsidiaries and other entities

(continued)

Interests in unconsolidated structured entities
31.12.23
USD m, except where indicated
Securitization
vehicles
1
Client
vehicles sponsored
by UBS
2
Investment
funds
Other vehicles
sponsored by third
parties
3
Total
Maximum
exposure to loss
4
Financial assets at fair value held for trading
2,086
58
9,653
325
12,122
12,122
Derivative financial instruments
2
174
68
0
244
244
Loans and advances to customers
0
0
312
246
558
558
Financial assets at fair value not held for trading
1,645
0
497
579
2,720
2,720
Financial assets measured at fair value through other
comprehensive income
0
0
0
0
0
0
Other financial assets measured at amortized cost
202
0
1
0
203
453
Total assets
3,935
232
10,531
1,151
15,848
16,098
Derivative financial instruments
7
27
590
0
623
98
Total liabilities
7
27
590
0
623
98
Assets held by the unconsolidated structured entities in
which UBS had an interest (USD bn)
70
5
3
6
276
7
1
8
31.12.22
USD m, except where indicated
Securitization
vehicles
1,2
Client
vehicles sponsored
by UBS
2
Investment
funds
Other vehicles
sponsored by third
parties
3
Total
Maximum
exposure to loss
4
Financial assets at fair value held for trading
263
2
5,884
0
6,149
6,149
Derivative financial instruments
3
160
115
0
278
278
Loans and advances to customers
0
0
119
0
119
119
Financial assets at fair value not held for trading
0
0
225
0
225
225
Financial assets measured at fair value through other
comprehensive income
0
0
0
0
0
0
Other financial assets measured at amortized cost
0
0
2
0
3
252
Total assets
266
162
6,345
0
6,773
7,023
Derivative financial instruments
1
35
763
0
798
2
Total liabilities
1
35
763
0
798
2
Assets held by the unconsolidated structured entities in
which UBS had an interest (USD bn)
39
5
2
6
139
7
0
1 Includes loans with a high

LTV and

credit-impaired loans to pre-securitization

warehouse structured entities managed

by third parties, as

well as securities issued by

securitization structured entities sponsored

by
both UBS and third parties.

2 Client vehicles sponsored by UBS are structured entities that do not qualify as a securitization in line with regulatory requirements and are not considered an investment fund. Effective from 31 December 2023, bonds

issued by US government-sponsored

entities included in Group

Treasury‘s HQLA

and interests in third-party

funding vehicles of large

multi-nationals have been excluded,

with prior
periods restated.

The restatement

resulted in

a decrease

in interests

in securitization

vehicles of

USD
852
m and

a decrease

in interests

in client

vehicles of

USD
5,057
m as

of 31 December

2022. There

was a
corresponding decrease in assets held by securitization vehicles in which

UBS has an interest of USD
11
bn and a decrease in assets held by client

vehicles in which UBS has an interest of USD
105
bn as of 31 December
2022.

3 Other vehicles sponsored

by third parties

are structured entities

that do not

qualify as a

securitization in line

with regulatory requirements

and are not

considered an investment

fund. Interests in

other
vehicles sponsored by third parties included loans

with a high LTV

and credit-impaired loans provided

to third-party structured entities.

4 For the purpose of this

disclosure, maximum exposure to

loss amounts do
not consider the risk-reducing effects of collateral or other credit enhancements.

5 Represents the principal amount outstanding.

6 Represents the market value of total assets.

7 Represents the net asset value
of the investment funds sponsored by UBS and the carrying amount of UBS’s interests in the investment funds not sponsored by UBS.

8 Represents the carrying amount of UBS's interest in other vehicles sponsored by third parties.
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
In

2023

and

2022,

the

Group

did

not

provide

support,

financial

or

otherwise,

to

any

unconsolidated

SE

when

not
contractually obligated to do so, nor does the Group currently have any intention to do so in the future.
In 2023

and 2022,

income and

expenses from

interests in

unconsolidated SEs

primarily resulted

from mark-to-market
movements

recognized

in
Other

net

income from

financial

instruments

measured

at

fair

value

through

profit or

loss
,
which were generally hedged with

other financial instruments, as well

as fee and commission income

received from UBS-
sponsored funds.
Interests in securitization vehicles
As

of

31 December

2023

and

31 December

2022,

the

Group

held

interests,

both

retained

and

acquired,

in

various
securitization vehicles

that relate to

financing, underwriting, secondary

market and

derivative trading activities.

In addition
to the interests disclosed in the table above, the Group manages the assets of certain securitization vehicles and receives fees

based,

in

whole

or

in

part,

on

the

asset

value

of

the

vehicles.

Interest

in

such

vehicles,

acquired

as

part

of

the
acquisition of the Credit Suisse Group, is not represented by the on-balance sheet fee receivable but rather by the future exposure

to variable

fees. The

total assets

of such

vehicles

were

USD
26
bn as

of 31

December

2023, and

have

been
excluded from the table above.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

398
Note 29

Interests in subsidiaries and other entities

(continued)
The numbers outlined in the table above may differ from the securitization positions presented in the 31 December

2023
Pillar 3

Report,

available

under “Pillar

3 disclosures”

at
ubs.com/investors
, for

the following

reasons:

(i) exclusion

of synthetic
securitizations

transacted

with entities

that are

not SEs

and transactions

in which

the Group

did not

have an

interest

because
it did

not absorb

any risk;

(ii) a

different

measurement

basis

in certain

cases

(e.g.,

IFRS Accounting

Standards

carrying

amount
within

the table

above compared

with net

exposure

amount at

default

for Pillar

3 disclosures);

and (iii)

different

classification
of vehicles

viewed as sponsored

by the Group

versus sponsored

by third parties.
›
Refer to the 31 December 2023 Pillar 3 Report,

available under “Pillar 3 disclosures” at
ubs.com/investors , for more information
Interests in client vehicles sponsored by UBS
UBS-sponsored

client

vehicles

are

established

predominantly

for

clients

to

gain

exposure

to

specific

assets

or

risk
exposures. Such vehicles

may enter into derivative

agreements,

with UBS or a

third party,

to align the cash flows

of the
entity with the investor’s intended investment objective,

or to introduce other desired risk exposures

.

As of 31 December 2023

and 31 December 2022,

the Group retained interests

in client vehicles sponsored

by UBS that
relate to financing, secondary market and derivative

trading activities,

and to hedge structured product offerings.

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
the performance

of the

entity. Depending

on the

structure of

the fund,

these fees

may be

collected directly

from the
fund’s assets and / or from

the investors. Any amounts

due are collected on a

regular basis and are generally

backed by
the fund’s assets.

Therefore, interest

in such funds

is not represented

by the on-balance

sheet fee receivable

but rather
by

the

future

exposure

to

variable

fees.

The

total

assets

of

such

funds

were

USD
511
bn

and

USD
292
bn

as

of
31 December 2023 and 31 December

2022, respectively, and have

been excluded from the

table above. The Group

did
not have any material exposure to loss from these interests

as of 31 December 2023 or as of 31 December 2022.
Interests in other vehicles sponsored by third parties
Interests in other vehicles sponsored by third parties

include loans with a high LTV

and credit-impaired loans provided to
third-party structured entities acquired

as part of the acquisition of the Credit

Suisse Group.

Note 30

Changes in organization and acquisitions and disposals

of subsidiaries and businesses

Acquisitions of subsidiaries and businesses
Acquisition of Credit Suisse Group
On 12 June

2023, UBS Group

AG acquired

Credit Suisse

Group AG, succeeding

by operation

of Swiss law

to all assets
and liabilities

of Credit

Suisse Group

AG, and

became the

direct or

indirect shareholder

of all

of the

former direct

and
indirect subsidiaries of Credit Suisse Group AG.
›
Refer to the “Acquisition and integration

of Credit Suisse” section of this report and Note 2 for

more information
Disposals of subsidiaries and businesses
Sale of UBS Hana Asset Management Co., Ltd.
In the

fourth quarter

of 2023,

UBS completed

the sale

of its
51
% stake

in UBS

Hana Asset

Management Co.,

Ltd. to
Hana

Securities.

Upon

completion

of

the

sale,

UBS

recorded

a

pre-tax

gain

of

USD
23
m

(net

of

a

foreign

currency
translation loss) in Asset Management which was recognized

in
Other income .
Changes in organization
Legal structure integration
In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG, and both entities entered into a

definitive merger agreement. The completion of

the merger is subject to

regulatory approvals
and is expected to occur by the end of the second quarter

of 2024.
UBS also expects to complete the transition to

a single US intermediate holding company

in the second quarter of 2024
and the planned merger of UBS Switzerland AG and Credit

Suisse (Schweiz) AG in the third quarter of 2024.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

399
Note
31

Related parties

Related parties of the Group are:

–
associates (entities that are under the significant influence of the Group);

–
joint ventures (entities in which UBS shares control with another party);

–
post-employment benefit plans for the benefit of UBS employees;

–
key management personnel and close family members of

key management personnel; and

–
entities over which key management personnel or their

close family members have solely or jointly a direct

or indirect
significant influence.

Key management personnel are those persons having authority

and responsibility for planning, directing, and controlling
the activities of

the Group,

directly or indirectly.

The Group considers

the members

of the Board

of Directors

(the BoD)
and the Group Executive Board (the

GEB) to constitute key management personnel.
a) Remuneration of key management personnel
The

Vice Chairman

of the

BoD

has a

specific

management

employment

contract

and receives

pension

benefits

upon
retirement. Total

remuneration of the

Chairman and the

Vice Chairman of the

BoD and all GEB

members is included

in
the table below.

Remuneration of key management

personnel
USD m, except where indicated 31.12.23 31.12.22 31.12.21
Base salaries and other cash payments
1
35
27
31
Incentive awards – cash
2
24
17
17
Annual incentive award under DCCP
36
25
26
Employer’s contributions to retirement benefit plans
3
2
3
Benefits in kind, fringe benefits (at market value)
1
1
1
Share-based compensation
3
63
45
45
Total
162
118
124
Total (CHF m)
4
147
114
113
1 May include role-based allowances in line

with market practice and regulatory requirements.

2 The cash portion may also include

blocked shares in line with regulatory

requirements.

3 Compensation expense
is based on the

share price on grant

date taking into account

performance conditions. Refer

to Note 28 for

more information. For

GEB members, share-based

compensation for 2023, 2022

and 2021 was

entirely
composed of LTIP awards. For

the Chairman of the BoD the share-based compensation for 2023, 2022 and 2021 was entirely composed of UBS shares.

4 Swiss franc amounts disclosed represent the respective US
dollar amounts translated at the applicable performance award currency exchange rates (2023: USD /

CHF
0.91
; 2022: USD / CHF
0.96
; 2021: USD / CHF
0.92
).
The independent members of the BoD, including the Chairman, do not have employment or service contracts with UBS,
and thus are not entitled to benefits upon

termination of their service on the BoD.

Payments to these individuals for their
services as independent

members of the

BoD amounted

to USD
11.7
m (CHF
10.6
m) in 2023,

USD
11.1
m (CHF
10.7
m)
in 2022 and USD
7.5
m (CHF
6.9
m) in 2021.
b) Equity holdings of key management personnel

Equity holdings of key management personnel
1
31.12.23 31.12.22
Number of UBS Group AG shares held by members of the

BoD, GEB and parties closely linked to them
2
5,121,564
3,009,686
1 No options were held in 2023 and 2022 by non-independent members of the BoD and any GEB member or any of its related

parties.

2 Excludes shares granted under variable

compensation plans with forfeiture
provisions.

Of the share totals above, no shares were held by close family members of key management personnel on 31 December
2023 and 31 December 2022.

No shares were held

by entities that

are directly or indirectly controlled or

jointly controlled
by

key

management

personnel

or

their

close

family

members

on

31 December

2023

and

31 December

2022.

As

of
31 December

2023, no

member

of the

BoD or

GEB was

the beneficial

owner of

more

than 1%

of the

shares

in UBS
Group AG.

c) Loans, advances, mortgages and deposit balances

with key management personnel
The non-independent member

s

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
Outstanding balances with key management personnel

were as follows.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

400
Note 31

Related parties (continued)

Loans, advances and mortgages to key management

personnel
1
USD m, except where indicated 2023 2022
Balance at the beginning of the year
33
34
Balance at the end of the year
2
61
33
Balance at the end of the year (CHF m)
2,3
52
31
1 All loans are secured loans.

2 There were USD
14
m (CHF
12
m) unused uncommitted credit facilities as of 31 December 2023 and no unused uncommitted credit facilities as of 31 December 2022.

3 Swiss franc
amounts disclosed represent the respective US dollar amounts translated at the relevant year-end closing exchange rate.
In

addition,

there

were

USD
24
m

(CHF
21
m)

outstanding

deposit

balances

with

key

management

personnel

as

of
31 December 2023.

d) Other related-party transactions with entities controlled by key management personnel
In 2023

and 2022,

UBS did

not enter

into transactions

with entities,

over whom

UBS’s key

management personnel

or
their close

family members

have solely

or jointly

a direct

or indirect

significant influence

and as

of 31 December

2023,
31 December

2022

and

31 December

2021,

there

were

no

outstanding

balances

related

to

such

transactions.
Furthermore, in

2023 and

2022, such

entities did

not sell any

goods or

provide any

services to

UBS, and

therefore

did
not receive

any fees from

UBS. UBS also

did not provide

services to such

entities in 2023

and 2022, and

therefore

also
received no fees.
e) Transactions with associates and joint ventures

Loans to and outstanding receivables from associates

and joint ventures
USD m 2023 2022
Carrying amount at the beginning of the year
217
251
Additions
824
402
Reductions
(796)
(438)
Foreign currency translation
26
1
Carrying amount at the end of the year
271
217
of which: unsecured loans and receivables
263
209
Other transactions with associates and

joint ventures
As of or for the year ended
USD m 31.12.23 31.12.22
Payments to associates and joint ventures for goods and services received
190
138
Fees received for services provided to associates and joint ventures
24
4
Liabilities to associates and joint ventures
106
90
Commitments and contingent liabilities to associates

and joint ventures
11
7
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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

401
Note 32

Invested assets and net new money (continued)
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
Investment Bank

to another

business division,

this may

produce net

new money

even though

the client’s

assets

were
already with UBS.

In 2023

UBS has

changed its

accounting policy

for net

new money

and invested

assets to

include its

share of

net new
money and

invested assets

from associates,

to better

reflect the

business strategy

and aligned

with the

equity method
accounting applied to

these entities. Comparative

figures in the tables

below have been

restated to reflect

this change,
resulting in an increase to

invested assets as of

31 December 2022 of

USD
24
bn and an increase

to net new money

for
2022 of USD
8
bn, all relating to Asset Management.

Invested assets and net new money
As of or for the year ended
USD bn 31.12.23 31.12.22
1
Fund assets managed by UBS
624
390
Discretionary assets
1,996
1,464
Other invested assets
3,094
2,127
Total invested assets
2
5,714
3,981
of which: double counts
461
340
Net new money
2
80
76
1 Comparative figures have been restated to include net new money and invested assets from associates.

2 Includes double counts.

Development of invested assets
USD bn 2023 2022 1
Total invested assets at the beginning of the year
2
3,981
4,614
Net new money
80
76
Market movements
3
428
(596)
Foreign currency translation
91
(74)
Other effects
1,134
(40)
of which: acquisitions / (divestments)
1,180
(19)
of which: Credit Suisse acquisition
1,205
0
Total invested assets at the end of the year
2
5,714
3,981
1 Comparative figures have been restated to include net new money and invested assets from associates.

2 Includes double counts.

3 Includes interest and dividend income.

Note 33

Currency translation rates

The following table shows

the rates of the

main currencies used to

translate the financial information of

UBS’s operations
with a functional currency other than the US dollar

into US dollars.

Closing exchange rate Average rate
1
As of For the year ended
31.12.23 31.12.22 31.12.23 31.12.22 31.12.21
1 CHF
1.19
1.08
1.12
1.05
1.09
1 EUR
1.10
1.07
1.08
1.05
1.18
1 GBP
1.28
1.21
1.25
1.23
1.37
100 JPY
0.71
0.76
0.70
0.76
0.91
1 Monthly income statement items of

operations with a functional currency

other than the US dollar

are translated into US dollars

using month-end rates.

Disclosed average rates for

a year represent an average

of
twelve month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Accordingly, the weighted average rates for the full
year 2023 consider income and expenses from

Credit Suisse’s operations

generated since UBS’s acquisition

of the Credit Suisse Group.

Weighted average rates for

individual business divisions may deviate from

the
weighted average rates for the Group.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

402
Note 34

Events after the reporting period

Adjustment made within the IFRS 3 measurement period

after publication of the fourth quarter 2023 report
The acquisition

of the

Credit

Suisse Group

in the

second

quarter

of 2023

resulted

in provisional

negative goodwill

of
USD
28.9
bn. Following the publication

of the unaudited fourth

quarter 2023 report on 6 February

2024, UBS has refined
its acquisition-date fair value estimates in accordance with the 12-month measurement period requirements provided by
IFRS 3,

Business

Combinations. This

has resulted

in an

adjustment of

USD
1.2
bn, decreasing

the negative

goodwill to
USD
27.7
bn. As a result, 2023 operating profit before tax and 2023 net profit attributable to shareholders decreased by
USD
1.2
bn, basic

earnings per

share decreased

by USD
0.38

to USD
8.83

and diluted

earnings per

share decreased

by
USD
0.36

to USD
8.45
.

›
Refer to Note 2 for more information
Non-adjusting post balance sheet events
On

22

March

2024,

Credit

Suisse

(Schweiz)

AG

repaid

loans

drawn

under

the

Emergency

Liquidity

Assistance

(ELA)
facility, reducing

the amount of loans outstanding under the ELA

from CHF
38
bn to CHF
19
bn as of that date.
In March 2024, Credit Suisse has entered into

agreements with entities and funds managed by affiliates of Apollo Global
Management

(collectively,

Apollo)

and

Atlas

SP

Partners

(Atlas)

to

conclude

the

investment

management

agreement
under

which

Atlas

has

managed

Credit

Suisse’s

retained

portfolio

of

assets

of

its

former

securitized

products

group
(SPG). Following this

agreement, the

assets previously

managed by Atlas

will be

managed in Non-core

and Legacy. The
parties have also

agreed to

conclude the transition

services agreement

under which

Credit Suisse

has provided

services
to Atlas. In

addition, Credit

Suisse AG

has entered

into an

agreement to

transfer to

Apollo approximately

USD
8
bn of
senior secured

asset-based

financing.

As part

of the

loan transfer,

Credit Suisse

AG will

extend a

one-year

USD
750
m
swingline facility to

the borrowers under

the transferred financing

facilities. UBS Group

expects to recognize

a net gain
in the

first quarter

of 2024

of around

USD
0.3
bn from

the conclusion

of the

investment management

agreement and
assignment of the loan facilities.

Note 35

Main differences between IFRS Accounting Standards

and Swiss GAAP

The consolidated

financial statements

of UBS

Group AG

are

prepared

in accordance

with IFRS

Accounting Standards.
The Swiss Financial

Market Supervisory Authority (FINMA) requires financial

groups presenting financial statements under
IFRS Accounting Standards

to provide a

narrative explanation of

the main differences between

IFRS Accounting Standards
and Swiss

generally accepted

accounting principles

(GAAP)

(the FINMA

Accounting Ordinance,

FINMA Circular

2020/1
“Accounting – banks”

and the Banking

Ordinance (the

BO)). Included in

this Note are

the significant differences

in the
recognition and

measurement between

IFRS Accounting

Standards and

the provisions

of the

BO and

the guidelines

of
FINMA governing true and fair view financial statement reporting pursuant to Art. 25 to Art. 42 of the BO.
1. Consolidation
Under

IFRS

Accounting

Standards,

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

IFRS

Accounting

Standards,

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

IFRS

Accounting

Standards.

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

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

403
Note 35

Main differences between IFRS Accounting Standards

and Swiss GAAP (continued)
3. Fair value option applied to financial liabilities
Under IFRS

Accounting Standards,

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

of IFRS Accounting Standards for

accounting for allowances and

provisions for credit losses based
on an expected credit loss (ECL) model. UBS has chosen to

apply the IFRS 9 ECL approach to those exposures

that are in
the ECL scope of both frameworks, IFRS Accounting Standards

and Swiss GAAP.
For the small residual

exposures within the scope

of Swiss GAAP ECL

requirements, which are

not subject to ECL

under
IFRS Accounting Standards due to classification differences,

UBS applies alternative approaches.

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
Under IFRS Accounting

Standards, when cash

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
6. Business combinations, goodwill and intangible assets
Under IFRS Accounting Standards,

business combinations are accounted for using

the acquisition method, as prescribed
by

IFRS

3,
Business

Combinations
.

Goodwill

and

intangible

assets

with

indefinite

useful

lives

acquired

in

a

business
combination

are

not

amortized

but

tested

annually

for

impairment.

Negative

goodwill

is

recognized

in

the

income
statement.
Under

Swiss

GAAP,

assets

and

liabilities

acquired

in

a

business

combination

are

generally

recorded

at

market

value.
Goodwill and intangible assets

with indefinite useful lives are

amortized over a period not exceeding

five years, unless a
longer

useful

life,

which

may

not

exceed
10

years,

can

be

justified.

In

addition,

these

assets

are

tested

annually

for
impairment.

If

acquisition-date

amounts

of

the

net

assets

acquired

exceed

the

market

value

of

the

consideration
transferred,

incremental

provisions

are

recognized

for

expected

cash

outflows

related

to

taking

over

control

of

the
business, e.g. for expected restructuring. Any remaining

negative goodwill is recognized in the income statement.
7. Post-employment benefit plans
Swiss GAAP

permit the

use of

IFRS Accounting

Standards

or Swiss

accounting standards

for post-employment

benefit
plans, with the election made on a plan-by-plan basis.

Annual Report 2023
| Consolidated financial statements | UBS

Group AG consolidated financial statements

404
Note 35

Main differences between IFRS Accounting Standards

and Swiss GAAP (continued)
UBS has elected to

apply IAS 19 for the

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

under IFRS

Accounting Standards

.

Key differences

between

Swiss GAAP

and IFRS

Accounting Standards
include

the

treatment

of

dynamic

elements,

such

as

future

salary

increases

and

future

interest

credits

on

retirement
savings, which are not considered under the

static method used in accordance with

Swiss GAAP. Also, the discount rate
used to determine the defined

benefit obligation in accordance with

IFRS Accounting Standards is based

on the yield of
high-quality corporate bonds of the market in the respective pension plan country. The discount rate used in accordance with Swiss GAAP (i.e., the technical interest rate) is determined by the Pension Foundation Board based on the expected returns of the Board’s investment strategy.
For defined benefit plans, IFRS Accounting Standards

require the full defined benefit obligation net of the

plan assets to
be

recorded

on

the

balance

sheet

subject

to

the

asset

ceiling

rules,

with

changes

resulting

from

remeasurements
recognized

directly

in

equity.

However,

for

non-Swiss

defined

benefit

plans

for

which

IFRS

Accounting

Standards

are
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

IFRS

Accounting

Standards,

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

IFRS

Accounting

Standards,

operating

leases

are

not
recognized on

the balance

sheet, with

payments recognized

as
General and

administrative

expenses

on a

straight-line
basis over the lease term, which commences with control of the physical use of the asset. Lease incentives are treated as a reduction of rental expense and recognized on a consistent basis over the lease term.
9. Netting of derivative assets and liabilities
Under IFRS Accounting Standards

,

derivative assets, derivative liabilities

and related cash collateral

not settled to market
are

reported

on

a

gross

basis

unless

the

restrictive

netting

requirements

under

IFRS

Accounting

Standards

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
Under IFRS Accounting

Standards, negative

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

negative goodwill realized

gains or losses
from the

disposal of participations,

fixed and intangible

assets, and reversals

of impairments of

participations and

fixed
assets, are

classified

as extraordinary

items under

Swiss

GAAP.

This

distinction

is not

available

under IFRS

Accounting
Standards.
▲

Annual Report 2023
| Significant regulated subsidiary and

sub-group information

405
Significant regulated subsidiary
and sub-group information
Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas Holding
LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS Accounting Standards
Swiss SRB rules
Swiss GAAP
Swiss SRB rules
(phase-in)
Swiss GAAP
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the year ended 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
1
31.12.23 31.12.22
2
Financial information
3
Income statement
Total operating income
4
33,532 34,886 13,832 15,759 9,655 8,760 1,180 1,158 13,045 13,575
Total operating expenses 29,011 25,927 12,040 8,505 5,816 5,458 885 794 12,964 13,015
Operating profit / (loss) before tax 4,521 8,960 1,792 7,253 3,839 3,302 295 364 81 560
Net profit / (loss) 3,315 7,116 1,515 7,157 3,133 2,707 213 262 (110) (153)
Balance sheet
Total assets 1,156,016 1,105,436 558,527 504,767 314,231 315,657 46,981 47,978 194,258 201,777
Total liabilities

1,100,448 1,048,496 505,650 447,406 298,305 300,164 42,894 44,360 169,319 176,973
Total equity 55,569 56,940 52,877 57,361 15,926 15,493 4,087 3,617 24,939 24,804
Capital
5
Common equity tier 1 capital

44,130

42,929

52,553

53,995

12,515

12,586
2,625 2,441 14,081 10,536
Additional tier 1 capital

12,498

11,841

12,498

11,841

5,000

5,393
600 600 2,837 5,082
Total going concern capital / Tier 1 capital

56,628

54,770

65,051

65,836

17,515

17,978
3,225 3,041 16,919 15,618
Tier 2 capital

538

2,958

533

2,949
202 131
Total capital 3,225 3,041 17,120 15,749
Total gone concern loss-absorbing capacity

54,458

46,991

54,452

46,982

11,176

11,267

2,522
6
2,130
6
7,400
7
7,400
7
Total loss-absorbing capacity

111,086

101,761

119,504

112,818

28,691

29,245
5,747 5,171 24,319
7
23,018
7
Risk-weighted assets and leverage
ratio denominator
5
Risk-weighted assets

333,979

317,823

354,083

332,864

107,097

107,208
12,382 10,726 73,096 70,324
Leverage ratio denominator

1,104,408

1,029,561

643,939

575,461

330,515

332,280
45,079 41,818 184,015 193,837
Supplementary leverage ratio denominator 208,242 214,543
Capital and leverage ratios (%)
5
Common equity tier 1 capital ratio

13.2

13.5

14.8

16.2

11.7

11.7

21.2

22.8

19.3

15.0
Going concern capital ratio / Tier 1 capital ratio

17.0

17.2

18.4

19.8

16.4

16.8

26.1

28.3

23.1

22.2
Total capital ratio

26.1

28.3

23.4

22.4
Total loss-absorbing capacity ratio

33.3

32.0

26.8

27.3

46.4

48.2

33.3

32.7
Tier 1 leverage ratio

7.2

7.3

9.2

8.1
Supplementary tier 1 leverage ratio

8.1

7.3
Going concern leverage ratio

5.1

5.3

10.1

11.4

5.3

5.4
Total loss-absorbing capacity leverage ratio

10.1

9.9

8.7

8.8

12.8

12.4

13.2

11.9
Gone concern capital coverage ratio

112.5

117.1
Liquidity coverage ratio
5
High-quality liquid assets (bn) 254.5 130.0 101.6 76.3 88.9 18.9 20.6 28.0 26.3
Net cash outflows (bn) 134.3 50.4 53.6 53.6 62.4 12.8 13.1 18.9 18.3
Liquidity coverage ratio (%) 189.7 260.2
8
191.2
142.5 9
142.4 148.7 158.7 147.7 143.5
Net stable funding ratio
5
Total available stable funding (bn) 602.6 279.8 254.4 222.7 221.7 13.9 13.7 107.9 10
Total required stable funding (bn) 503.8 304.9 280.2 166.1 162.3 10.6 7.9 81.7
10
Net stable funding ratio (%) 119.6 91.7
11
90.8 134.1
11
136.6 131.5 172.8 132.1
10
Other
Joint and several liability between UBS AG and
UBS Switzerland AG (bn)
12
3 4
1 Comparative figures have been restated to align

with the regulatory reports as submitted to the European

Central Bank (the ECB).

2 Comparative information has been aligned with UBS

Americas Holding LLC’s
final 2022 audited financial

statements, which included

an increase in provisions

related to US residential

mortgage-backed securities litigation.

3 The financial information

disclosed does not represent

financial
statements under the respective GAAP / IFRS Accounting Standards.

4 The total operating income includes

credit loss expense or release.

5 Refer to the 31 December 2023 Pillar 3 Report, available under

“Pillar
3 disclosures” at

ubs.com/investors,

for more information.

6 Consists of

positions that meet

the conditions

laid down in

Art. 72a–b of

the Capital Requirements

Regulation (CRR) II with

regard to contractual,
structural or legal subordination.

7 Consists of eligible long-term

debt that meets the

conditions specified in 12 CFR 252.162

of the final TLAC

rules. Total

loss-absorbing capacity is the

sum of tier 1 capital

and
eligible long-term debt.

8 In the fourth

quarter of 2023,

the liquidity coverage

ratio (the LCR)

of UBS AG was

260.2%, remaining above

the prudential requirements

communicated by FINMA.

9 In the fourth
quarter of 2023, the LCR of UBS Switzerland AG, which is a Swiss SRB, was 142.5%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.

10 The net
stable funding ratio requirement became effective as of 1 July 2021 and related disclosures came into effect in the second quarter of 2023.

11 In accordance with Art. 17h para. 3 and 4 of the Liquidity Ordinance,
UBS AG standalone is required to maintain a minimum

NSFR of at least 80% without taking into

account excess funding of UBS Switzerland AG and

100% after taking into account such excess funding.

12 Refer
to the “Capital, liquidity and funding, and balance sheet” section of our Annual Report 2023 for more information about the

joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s
Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

Annual Report 2023
| Significant regulated subsidiary and

sub-group information

406
UBS Group AG is a

holding company and conducts

substantially all of its

operations through UBS

AG, Credit Suisse

AG
and subsidiaries

thereof. UBS Group

AG, UBS

AG and

Credit Suisse

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

section of this report for
more information
Supervisory

authorities

generally

have

discretion

to

impose

higher

requirements

or

to

otherwise

limit

the

activities

of
subsidiaries. Supervisory

authorities also

may require

entities to

measure capital

and leverage

ratios on

a stressed

basis
and may limit the

ability of an entity

to engage in new activities

or take capital actions based

on the results of those

tests.
In June

2023, the

Federal Reserve

Board released

the results

of its

2023 Dodd–Frank

Act Stress

Test (DFAST).

UBS’s US
intermediate

holding

company,

UBS

Americas

Holding

LLC,

and

Credit

Suisse’s

intermediate

holding,

Credit

Suisse
Holdings

(USA),

Inc.,

exceeded

the

minimum capital

requirements

under

the

severely

adverse

scenario.

Following

the
completion of the annual

DFAST and the Comprehensive Capital

Analysis and Review (CCAR),

UBS Americas Holding LLC
was assigned

a stress

capital buffer (an

SCB) of

9.1% (previously 4.8%)

under the

SCB rule

as of

1 October 2023,

resulting
in a total common equity tier 1 (CET1) capital requirement of 13.6%. Credit Suisse Holdings (USA), Inc. was assigned an
SCB of 7.2% (previously 9.0%), resulting in a total CET1 capital requirement of 11.7%.

Additional information on the

above entities is

provided in the 31 December 2023

Pillar 3 report, which is

available under
“Pillar 3 disclosures” at ubs.com/investors .

Annual Report 2023
| Significant regulated subsidiary and

sub-group information

407
Credit Suisse AG

(consolidated)
Credit Suisse AG

(standalone)
Credit Suisse
(Schweiz) AG
(consolidated)
Credit Suisse
(Schweiz) AG
(standalone)
Credit Suisse
International
(standalone)
Credit Suisse
Holdings (USA), Inc.
(consolidated)
All values in million, except where
indicated CHF CHF CHF CHF USD USD
Financial and regulatory requirements
US GAAP

Swiss SRB rules
Swiss GAAP

Swiss SRB rules
(phase-in)
1
US GAAP

Swiss SRB rules
Swiss GAAP

Swiss SRB rules
1
IFRS Accounting
Standards
UK regulatory rules
US GAAP

US Basel III rules
As of or for the year ended 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22 31.12.23 31.12.22
2
Financial information
3
Income statement
Total operating income
4
18,862 15,198 4,166 5,726 3,806 4,455 1,397 2,327 2,113 3,895
Total operating expenses 22,122 18,529 11,678 18,714 3,146 3,025 3,133 2,658 5,400 10,455
Operating profit / (loss) before tax (3,260) (3,331) (7,512) (12,988) 660 1,430 (1,736) (331) (3,369) (6,543)
Net profit / (loss) (4,041) (7,273) 10,126 (12,565) 596 1,191 (1,793) (685) (3,354) (9,063)
Balance sheet
Total assets 452,507 530,039 257,935 378,363 227,143 215,407 122,259 182,672 28,202 57,452
Total liabilities

414,391 481,563 231,554 362,108 216,018 202,478 107,296 164,768 18,341 44,245
Total equity 38,116 48,476 26,381 16,255 11,125 12,929 14,963 17,904 9,861 13,207
Capital
5
Common equity tier 1 capital 38,187 40,987 33,346 32,262 11,051 12,492 10,396 11,724 12,688 14,609 9,387 12,405
Additional tier 1 capital 458 13,856 458 13,891 3,100 3,100 3,100 3,100 1,200 1,200 522 523
Total going concern capital / Tier 1
capital
38,646 54,843 33,805 46,153 14,151 15,592 13,496 14,824 13,888 15,809 9,909 12,928
Tier 2 capital 0 3 78 109
Total capital 13,888 15,812 9,987 13,037
Total gone concern loss-absorbing
capacity
38,284 42,930 38,216 43,139 9,040 10,000 9,066 10,000 4,586 4,586 3,000 3,500
Total loss-absorbing capacity 76,930 97,773 72,021 89,292 23,191 25,592 22,562 24,824 18,474 20,398 12,909 16,428
Risk-weighted assets and
leverage ratio denominator
5
Risk-weighted assets 181,690 249,953 182,772 263,844 83,254 88,602 82,611 88,949 35,438 60,646 12,979 44,632
Leverage ratio denominator 524,968 653,551 288,610 456,691 253,818 243,946 251,692 242,288 78,135 126,360 29,484 65,298
Supplementary leverage ratio
denominator
34,370 78,593
Capital and leverage ratios (%)
5
Common equity tier 1 capital ratio 21.0 16.4 18.2 12.2 13.3 14.1 12.6 13.2 35.8 24.1 72.3 27.8
Going concern capital ratio / Tier 1
capital ratio
21.3 21.9 18.5 17.5 17.0 17.6 16.3 16.7 39.2 26.1 76.4 29.0
Total capital ratio 39.2 26.1 77.0 29.2
Total loss-absorbing capacity ratio 42.3 39.1 27.9 28.9 27.3 27.9 52.1 33.6 23.1 7.8
Tier 1 leverage ratio 17.8 12.5 33.6 19.8
Supplementary tier 1 leverage ratio 28.8 16.4
Going concern leverage ratio 7.4 8.4 11.7 10.1 5.6 6.4 5.4 6.1
Total loss-absorbing capacity leverage
ratio
14.7 15.0 9.1 10.5 9.0 10.2 23.6 16.1 10.2 5.4
Gone concern capital coverage ratio 143.4 130.7
Liquidity coverage ratio
5
High-quality liquid assets (bn) 142.6 120.0 67.3 50.1 52.1 32.4 52.0 32.4 15.4 25.5 12.6 17.4
Net cash outflows (bn) 53.8 81.2 17.1 40.2 34.4 27.4 34.9 27.8 6.0 16.6 6.6 11.9
Liquidity coverage ratio (%) 265.1
6
147.7 393.6
7
124.6 151.3
8
118.2 149.3
9
116.6 280.3 150.4 195.1 150.1
Net stable funding ratio
5
Total available stable funding (bn) 287.1 342.8 160.3 207.5 128.5 151.2 126.8 149.4 30.4 49.3 15.3
Total required stable funding (bn) 213.1 289.3 121.6 224.0 118.7 126.2 116.7 123.2 24.2 38.7 8.6
Net stable funding ratio (%) 134.7 118.5 131.8
10
92.6
10
108.3 119.8 108.7
10
121.3
10
125.6 127.5 179.1
Other
Joint and several liability between Credit
Suisse AG standalone and Credit Suisse
(Schweiz) AG standalone (bn)
11 0.5 0.6
1 Swiss GAAP statutory accounting rules

for banks allow the use of certain

US GAAP accounting rules,

such as current expected credit loss

(the CECL) requirements.

2 Comparative information has been

aligned
with Credit Suisse Holdings (USA), Inc. standalone’s final second quarter of 2023 financial statements.

3 The financial information disclosed does not represent financial statements under the respective GAAP / IFRS
Accounting Standards.

4 The total operating income includes credit loss expense or release.

5 Refer to the 31 December 2023 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more
information.

6 In the fourth quarter of 2023, the liquidity coverage ratio (the LCR) of Credit Suisse AG consolidated was

265.1%, remaining above the prudential requirements communicated by FINMA.

7 In the
fourth quarter of

2023, the LCR

of Credit Suisse

AG standalone was

393.6%, remaining above

the prudential requirements

communicated by FINMA.

8 In the

fourth quarter of

2023, the LCR

of Credit Suisse
(Schweiz) AG consolidated was

151.3%, remaining above the

prudential requirements communicated by FINMA.

9 In the fourth quarter

of 2023, the LCR of

Credit Suisse (Schweiz) AG

standalone was 149.3%,
remaining above the prudential requirements communicated by FINMA.

10 Based on Art. 17h para. 3 and 4 of the Liquidity Ordinance, Credit Suisse AG standalone is allowed to fulfill the minimum NSFR of 100%
by taking into consideration any excess funding of Credit Suisse (Schweiz) AG standalone, and Credit Suisse AG standalone has an NSFR requirement of at least 80% without taking into consideration any such excess funding. Credit Suisse (Schweiz) AG must always fulfill the NSFR of at least 100% on a standalone basis.

11 The liabilities were fully collateralized through cash deposits from Credit Suisse AG.

Annual Report 2023 |
Additional regulatory information

408
Additional regulatory
information

409
UBS Group AG consolidated supplemental
disclosures required under SEC regulations
409
A – Introduction
409
B – Selected financial data
409
Selected Information
409
Dividends received from investments in subsidiaries
410
Balance sheet data
410
C – Information about the company
410
Property, plant and equipment
411
D – Information required by Subpart 1400 of
Regulation S-K
411
Selected statistical information
411
Average balances and interest rates
413
Analysis of changes in interest income and expense
415
Deposits
415
Uninsured deposits

416
Investments in debt instruments
416
Loan portfolio
416
Allowance for credit loss
es

Annual Report 2023 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

409
UBS Group AG consolidated supplemental disclosures
required under SEC regulations
A – Introduction
The following pages

contain supplemental UBS Group

AG disclosures that are required under

US Securities and

Exchange
Commission

(SEC)

regulations.

UBS

Group

AG’s consolidated

financial

statements

have

been

prepared

in

accordance
with

IFRS

Accounting

Standards

as

issued

by

the

International

Accounting

Standards

Board

(the

IASB)

and

are
denominated in US dollars.
On 12 June

2023, UBS Group

AG acquired

Credit Suisse

Group AG, succeeding

by operation

of Swiss law

to all assets
and liabilities

of Credit

Suisse Group

AG, and

became the

direct or

indirect shareholder

of all

of the

former direct

and
indirect

subsidiaries

of

Credit

Suisse

Group

AG.

The

acquisition

of

the

Credit

Suisse

Group

constitutes

a

business
combination under

IFRS 3,

Business Combinations, and

is required

to be

accounted for

by applying

the acquisition method
of accounting.

With the

acquisition date

of 12

June 2023,

for convenience

the Credit

Suisse Group

was consolidated
from 31 May 2023, as the impact of transactions and activities in the period from 31 May 2023 to 12 June 2023 on the
consolidated financial statements was not material.
›
Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the “Consolidated financial

statements” section of
this report for more information

B – Selected financial data
Selected information
As of or for the year ended
31.12.23 31.12.22 31.12.21
Ordinary cash dividends declared per share (CHF)
1,2

0.50

0.47
Ordinary cash dividends declared per share (USD)
1,2

0.70

0.55

0.50
1 Dividends and / or distributions out of the capital contribution reserve are normally approved and paid in the year subsequent to the reporting period. Beginning in 2020, dividends have been declared in US dollars.
The Swiss franc equivalent amount for the 2023 dividend will be determined after the Annual General Meeting using the exchange rate applicable on that date and is therefore not provided in this table.

2 Refer to
“Statement of proposed appropriation of total

profit and dividend distribution out

of total profit and capital contribution

reserve” in the “UBS Group AG

standalone financial statements” section of the

UBS Group
AG

Standalone

financial

statements

and

regulatory

information

for

the

year

ended

31

December

2023

report,

available

under

“Holding

company

and

significant

regulated

subsidiaries

and

sub-groups”

at
ubs.com/investors, for more information.

Dividends received from investments in subsidiaries
In 2023,

UBS Group AG

received dividends of

USD 6,269m (2022: USD 4,373m;

2021: USD 4,672m) from

its subsidiaries.
This includes

dividends received

from

its Credit

Suisse subsidiaries

since the

acquisition of

Credit

Suisse Group

AG on
12 June 2023. Dividends

disclosed have been

translated to US

dollars from the

functional currency

of the entity

paying
the dividend, using the closing exchange rate of the month

the dividend was received.

Annual Report 2023 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

410
Balance sheet data
USD m 31.12.23 31.12.22 31.12.21
Assets
Cash and balances at central banks

314,148

169,445

192,817
Amounts due from banks

21,161

14,792

15,480
Receivables from securities financing transactions at amortized cost

99,039

67,814

75,012
Cash collateral receivables on derivative instruments

50,082

35,032

30,514
Loans and advances to customers

639,844

387,220

397,761
Other financial assets measured at amortized cost 65,498 53,264 26,209
Total financial assets measured at amortized cost

1,189,773

727,568

737,794
Financial assets at fair value held for trading

169,633

107,866

130,821
of which: assets pledged as collateral that may be sold or repledged by counterparties

51,263

36,742

43,397
Derivative financial instruments

176,084

150,108

118,142
Brokerage receivables

21,037

17,576

21,839
Financial assets at fair value not held for trading

104,018

59,796

60,080
Total financial assets measured at fair value through profit or loss

470,773

335,347

330,882
Financial assets measured at fair value through other comprehensive income

2,233

2,239

8,844
Investments in associates

2,373

1,101

1,243
Property, equipment and software

17,849

12,288

12,888
Goodwill and intangible assets

7,515

6,267

6,378
Deferred tax assets

10,682

9,389

8,876
Other non-financial assets

16,049

10,166

10,277
Total assets

1,717,246

1,104,364

1,117,182
Liabilities
Amounts due to banks

70,962 11,596 13,101
Payables from securities financing transactions at amortized cost 14,394 4,202 5,533
Cash collateral payables on derivative instruments 41,582 36,436 31,798
Customer deposits 792,029 525,051 542,007
Debt issued measured at amortized cost 237,817 114,621 139,155
Other financial liabilities measured at amortized cost 20,851 9,575 9,001
Total financial liabilities measured at amortized cost 1,177,633 701,481 740,595
Financial liabilities at fair value held for trading 34,159 29,515 31,688
Derivative financial instruments 192,181 154,906 121,309
Brokerage payables designated at fair value 42,522 45,085 44,045
Debt issued designated at fair value 128,289 73,638 73,799
Other financial liabilities designated at fair value 29,484 30,237 30,074
Total financial liabilities measured at fair value through profit or loss 426,635 333,381 300,916
Provisions 12,250 3,243 3,518
Other non-financial liabilities 14,089 9,040 11,151
Total liabilities 1,630,607 1,047,146 1,056,180
Equity attributable to shareholders 86,108 56,876 60,662
Equity attributable to non-controlling interests 531 342 340
Total equity 86,639 57,218 61,002
Total liabilities and equity 1,717,246 1,104,364 1,117,182

C – Information about the company
Property, plant and equipment
As of 31

December 2023, UBS operated

in about 923

business and banking locations worldwide,

of which approximately
38% were in Switzerland,

39%

in the Americas, 12% in the rest of Europe, the

Middle East and Africa, and 11% in Asia
Pacific. Of

the business

and banking

locations in

Switzerland,

23% were

owned directly

by UBS,

with the

remainder,
along with most of UBS’s offices outside Switzerland, being held under commercial leases. These premises are subject to continuous maintenance

and upgrading

and are considered

suitable and

adequate for

current and anticipated

operations.

Annual Report 2023 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

411
D – Information required by Subpart 1400 of Regulation

S-K
Selected statistical information
The tables

below set

forth selected

statistical information

regarding

the Group’s

banking operations

extracted from

its
financial statements. Unless otherwise

indicated, average balances for

the years ended

31 December 2023, 31 December
2022

and

31 December

2021

are

calculated

from

monthly

data.

From

31 May

2023

to

31 December

2023,

the
calculation includes

the effect

of the acquisition

of the

Credit Suisse

Group. Unless

otherwise indicated, the

distinction
between domestic (Swiss) and foreign (non-Swiss)

is generally based on the booking location.

Average balances and interest rates
The tables below set forth average interest-earning assets and average interest-bearing liabilities, along with the average yield, for 2023, 2022

and 2021. Refer to

“Note 4 Net interest

income and other net

income from financial

instruments
measured at fair value through profit

or loss” in the “Consolidated financial

statements” section of this report for

more
information about interest income and interest

expense.
For the year ended 31.12.23 31.12.22 31.12.21
USD m, except where indicated
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Average

balance
Interest

income
Average

yield (%)
Assets
Balances at central banks
Domestic

113,953

1,777

1.6

99,777

92

0.1

98,804

(105)

(0.1)
Foreign

100,608

4,297

4.3

88,267

595

0.7

71,529

(31)

0.0
Amounts due from banks
Domestic

3,592

68

1.9

2,966

50

1.7

3,158

40

1.3
Foreign

14,993

619

4.1

12,345

8

0.1

13,074

12

0.1
Receivables from securities financing transactions measured
at amortized cost
1
Domestic

10,978

344

3.1

6,431

30

0.5

9,435

(28)

(0.3)
Foreign

81,085

3,339

4.1

70,942

1,105

1.6

79,297

234

0.3
Loans and advances to customers
Domestic

345,812

10,422

3.0

223,970

3,187

1.4

228,070

3,211

1.4
Foreign

173,161

8,974

5.2

160,509

4,829

3.0

160,902

2,700

1.7
Financial assets at fair value
1,2
Domestic

7,352

210

2.9

5,892

50

0.8

10,006

11

0.1
Foreign

214,671

9,672

4.5

151,504

2,113

1.4

169,267

1,203

0.7
Other interest-earning assets
Domestic

12,574

357

2.8

8,226

125

1.5

7,477

121

1.6
Foreign

81,284

2,730

3.4

63,107

858

1.4

47,040

298

0.6
Total interest-earning assets
3

1,160,061

42,809

3.7

893,936

13,043

1.5

898,059

7,666

0.9
Net interest income on swaps

2,672

1,804

1,552
Interest income on off-balance sheet securities and other

744

677

472
Interest income and average interest-earning assets

1,160,061

46,224
4

4.0

893,936

15,525
4

1.7

898,059

9,689
4

1.1
Non-interest-earning assets
5

333,210

299,488

298,224
Total average assets

1,493,271

1,193,424

1,196,284
1 Reverse repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS Accounting Standards.

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

“Note 4

Net interest

income and

other net

income from

financial instruments

measured at

fair value

through profit

or loss“

in the
“Consolidated financial statements” section of this report for more information.

5 Mainly includes derivative financial instruments, equity instruments at fair value held for trading and financial assets for unit-linked investment contracts.

Annual Report 2023 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

412
Average balances and interest rates (continued)
For the year ended 31.12.23 31.12.22 31.12.21
USD m, except where indicated
Average
balance
Interest

expense
Average

interest

rate (%)
Average
balance
Interest

expense
Average

interest

rate (%)
Average

balance
Interest

expense
Average

interest

rate (%)
Liabilities and equity
Amounts due to banks
Domestic

42,049

1,385

3.3

10,733

3

0.0

10,369

(32)

(0.3)
Foreign

5,386

137

2.5

3,255

43

1.3

2,897

18

0.6
Payables from securities financing transactions measured at
amortized cost
1
Domestic

7,874

382

4.9

3,357

40

1.2

4,786

1

0.0
Foreign

17,065

890

5.2

13,351

289

2.2

14,161

209

1.5
Customer deposits
Domestic

350,102

2,401

0.7

272,926

(82)

0.0

289,096

(290)

(0.1)
of which: demand deposits

161,596

754

0.5

147,903

(149)

(0.1)

160,019

(273)

(0.2)
of which: savings and sweep deposits

140,716

328

0.2

119,685

6

0.0

126,290

4

0.0
of which: time deposits

47,790

1,321

2.8

5,337

60

1.1

2,786

(20)

(0.7)
Foreign

283,952

9,656

3.4

246,072

1,819

0.7

232,165

107

0.0
of which: demand deposits

44,435

736

1.7

66,987

120

0.2

82,226

(31)

0.0
of which: savings and sweep deposits

75,871

2,187

2.9

111,130

578

0.5

99,847

81

0.1
of which: time deposits

163,647

6,733

4.1

67,955

1,121

1.7

50,092

58

0.1
Commercial paper
Domestic

1

0

0.0

1

0

0.0

292

0

0.0
Foreign

22,108

1,159

5.2

20,452

256

1.3

24,461

33

0.1
Other short-term debt issued measured at amortized cost
Domestic

322

4

1.3

366

4

1.2

13

0

(0.1)
Foreign

12,023

610

5.1

11,927

124

1.0

18,473

37

0.2
Long-term debt issued measured at amortized cost
Domestic

112,466

4,125

3.7

67,462

1,946

2.9

67,916

1,789

2.6
Foreign

32,387

1,900

5.9

22,929

439

1.9

27,820

491

1.8
Financial liabilities at fair value (excluding debt issued
designated at fair value)
1,2
Domestic

419

13

3.1

291

11

3.7

421

3

0.8
Foreign

157,558

5,760

3.7

139,657

1,392

1.0

137,268

13

0.0
Debt issued designated at fair value
Domestic

10,513

391

3.7

9,278

127

1.4

9,905

48

0.5
Foreign

93,902

4,566

4.9

63,470

1,283

2.0

60,388

429

0.7
Other interest-bearing liabilities
Domestic

2,832

90

3.2

2,883

14

0.5

2,884

(7)

(0.2)
Foreign

39,197

1,618

4.1

38,938

432

1.1

34,943

105

0.3
Total interest-bearing liabilities

1,190,157

35,088

2.9

927,347

8,142

0.9

938,259

2,954

0.3
Swap interest on hedged debt issued and other swaps

3,132

40

(765)
Interest expense on off-balance sheet securities and other

707

723

795
Interest expense and average interest-bearing liabilities

1,190,157

38,927
3

3.3

927,347

8,904
3

1.0

938,259

2,985
3

0.3
Non-interest-bearing liabilities
4

230,664

208,049

198,130
Total liabilities

1,420,822

1,135,396

1,136,389
Total equity

72,450

58,028

59,895
Total average liabilities and equity

1,493,271

1,193,424

1,196,284
Net interest income

7,297

6,621

6,705
Net yield on interest-earning assets

0.6

0.7

0.7
1 Repurchase agreements are presented on a gross basis and therefore, for the purpose of this disclosure, do not reflect the effect of netting permitted under IFRS Accounting Standards.

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

Refer to “Note 4 Net interest income and other net income from financial instruments measured at fair value

through profit or loss“ in the “Consolidated

financial statements” section of this report

for more information.

4 Mainly includes derivative financial instruments,

equity
instruments at fair value held for trading and financial liabilities related to unit-linked investment contracts.
The percentage of total average interest-earning assets attributable to foreign activities was 57% for 2023 (2022: 61%;
2021: 60%).

The

percentage

of total

average

interest-bearing

liabilities

attributable

to foreign

activities

was

56% for
2023 (2022: 60%;

2021: 59%). All

assets and liabilities

are translated into

US dollars

at uniform

month-end rates. Interest
income and expense are translated at monthly average

rates.
Average rates earned

and paid on

assets and liabilities

can change from

period to period,

based on the

changes in interest
rates in

general, but

are also

affected by

changes in

the currency

mix included

in the

assets and

liabilities. Tax-exempt
income is

not recorded

on a

tax-equivalent basis.

For all

three years

presented, tax-exempt

income is

considered to

be
insignificant, and the effect from such income is therefore

negligible.

Annual Report 2023 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

413
Analysis of changes in interest income and expense
The tables below

provide information,

by categories of

interest-earning assets and

interest-bearing liabilities,

about the
changes in

interest income

and expense

due to

changes in

volume and

interest rates

for the

year ended

31 December
2023 compared with the year ended 31 December 2022, and for the year ended 31 December 2022 compared with the year

ended 31 December

2021. The

change in

average volume

represents

the change

in the

current

average balance
compared to

the average

balance from

the prior year

with respect

to the average

rate of the

prior year.

The change

in
average rate represents the

difference between the net

change in interest

income and expense

and the change

in average
volume.

2023 compared with 2022 2022 compared with 2021
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest income from interest-earning assets
Balances at central banks
Domestic

14

1,670

1,684

(1)

198

197
Foreign

86

3,616

3,702

0

626

626
Amounts due from banks
Domestic

11

7

18

(2)

12

10
Foreign

3

608

611

(1)

(3)

(4)
Receivables from securities financing transactions measured at amortized cost
Domestic

23

291

314

9

49

58
Foreign

162

2,072

2,234

(25)

896

871
Loans and advances to customers
Domestic

1,706

5,528

7,234

(57)

34

(23)
Foreign

380

3,765

4,145

(7)

2,135

2,128
Financial assets at fair value
Domestic

12

148

160

(4)

43

39
Foreign

884

6,675

7,559

(124)

1,034

910
Other interest-earning assets
Domestic

66

166

232

12

(8)

4
Foreign

247

1,625

1,872

102

458

560
Interest income
Domestic

1,832

7,810

9,642

(43)

328

285
Foreign

1,762

18,361

20,123

(55)

5,147

5,092
Total interest income from interest-earning assets

3,594

26,171

29,765

(98)

5,475

5,377
Net interest income on swaps

867

253
Interest income on off-balance sheet securities and other

67

205
Total interest income

30,699

5,836
1 In 2023, the Swiss franc and the euro strengthened significantly against the US dollar.

This effect is included within the variances disclosed in this table.

Annual Report 2023 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

414
Analysis of changes in interest income and expense

(continued)
2023 compared with 2022 2022 compared with 2021
Increase / (decrease)
due to changes in
1
Increase / (decrease)
due to changes in
USD m
Average

volume
Average
interest rate
Net
change
Average

volume
Average

interest rate
Net
change
Interest expense on interest-bearing liabilities
Amounts due to banks
Domestic

9

1,373

1,382

(1)

36

35
Foreign

28

65

93

2

23

25
Payables from securities financing transactions measured at amortized cost
Domestic

54

288

342

0

39

39
Foreign

80

521

601

(12)

92

80
Customer deposits
Domestic

464

2,021

2,485

2

206

208
of which: demand deposits

(14)

917

903

21

104

125
of which: savings and sweep deposits

1

320

321

0

2

2
of which: time deposits

477

784

1,261

(19)

99

80
Foreign

280

7,556

7,836

6

1,707

1,713
of which: demand deposits

(40)

656

616

6

145

151
of which: savings and sweep deposits

(183)

1,792

1,609

9

488

497
of which: time deposits

503

5,109

5,612

(9)

1,073

1,064
Commercial paper
Domestic

0

0

0

0

0

0
Foreign

21

882

903

(5)

228

223
Other short-term debt issued measured at amortized cost
Domestic

(1)

1

0

0

5

5
Foreign

1

485

486

(13)

100

87
Long-term debt issued measured at amortized cost
Domestic

1,298

881

2,179

(12)

170

158
Foreign

181

1,280

1,461

(86)

34

(52)
Financial liabilities at fair value (excluding debt issued designated at fair value)
Domestic

5

(3)

2

(1)

8

7
Foreign

178

4,190

4,368

0

1,379

1,379
Debt issued designated at fair value
Domestic

17

247

264

(3)

82

79
Foreign

615

2,668

3,283

22

832

854
Other interest-bearing liabilities
Domestic

0

76

76

0

21

21
Foreign

3

1,183

1,186

12

316

328
Interest expense
Domestic

1,846

4,883

6,729

(15)

567

552
Foreign

1,387

18,832

20,219

(74)

4,710

4,636
Total interest expense on interest-bearing liabilities

3,233

23,715

26,948

(89)

5,277

5,188
Swap interest on hedged debt issued and other swaps

3,092

805
Interest expense on off-balance sheet securities and other

(16)

(73)
Total interest expense

30,025

5,920
1 In 2023, the Swiss franc and the euro strengthened significantly against the US dollar.

This effect is included within the variances disclosed in this table.

Annual Report 2023 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

415
Deposits
The table below analyzes average deposits and

average rates on each deposit category for the

years ended 31 December
2023, 31 December 2022 and 31 December 2021.

For the purpose of this

disclosure, foreign deposits represent deposits
from

depositors

who

are

based

outside

of

Switzerland.

Deposits

by

foreign

depositors

in

domestic

offices

were
USD 92,784m as of 31 December 2023 (31 December

2022: USD 59,744m;

31 December 2021: USD 77,011m).
31.12.23 31.12.22 31.12.21
USD m, except where indicated
Due to banks
Domestic

Demand deposits

1,355

0.0

908

(0.3)

927

(0.5)
Time deposits

29,827

4.0

2,793

0.5

3,026

0.0
Total domestic

31,183

3.8

3,700

0.3

3,953

(0.1)
Foreign
Demand deposits

9,331

1.1

5,774

(0.1)

5,414

(0.6)
Time deposits

6,922

3.3

4,513

0.8

3,899

0.5
Total foreign

16,253

2.0

10,288

0.3

9,313

(0.1)
Total due to banks
1

47,435

3.2

13,988

0.3

13,266

(0.1)
Customer deposits
Domestic

Demand deposits

119,782

0.6

95,866

(0.1)

101,338

(0.2)
Savings and sweep deposits

127,017

0.2

109,039

0.0

114,792

0.0
Time deposits

45,708

2.6

8,825

0.2

8,371

(0.4)
Total domestic

292,508

0.8

213,730

0.0

224,502

(0.1)
Foreign
Demand deposits

86,249

0.8

119,024

0.1

140,906

(0.1)
Savings and sweep deposits

89,569

2.5

121,776

0.5

111,345

0.1
Time deposits

165,728

4.1

64,468

1.8

44,507

0.1
Total foreign

341,546

2.9

305,267

0.6

296,758

0.0
Total customer deposits

634,054

1.9

518,997

0.3

521,260

0.0
1 For the

purpose of this

table, the distinction

between foreign and

domestic deposits is

based on the

domicile of the

depositor,

while foreign and

domestic deposits disclosed

in previous tables

are based on

the
booking location.

Uninsured deposits
From the

combined total

of Due

to banks

and Customer

deposits as

of 31 December

2023, total

estimated uninsured
deposits were

USD 670bn (31

December

2022: USD 362bn;

31 December

2021: USD

392bn). Uninsured

deposits are
deposits

that

are

in

excess

of

local

deposit

insurance

or

protection

scheme

limits

in

the

key

locations

in

which

UBS
operates, calculated based

on the

respective local regulations, as

well as deposits

in uninsured accounts.

The main deposit
insurance schemes applicable to

UBS deposits are the

Swiss depositor protection scheme

in Switzerland (which protects
applicable

deposits

up

to

a

maximum

of

CHF 100,000

per

client

and

per

bank

or

securities

firm),

the

Compensation
Scheme

of

German

Banks

in

combination

with

the

Deposit

Protection

Fund

of

the

Association

of

German

Banks

in
Germany (which protects applicable deposits up to a maximum of EUR 5m per client and

EUR 50m per business) and the
Federal

Deposit Insurance

Corporation (the

FDIC) scheme

in the

Americas (which

protects

applicable

deposits up

to a
maximum of USD 250,000 per depositor,

per insured bank, for each account ownership category).
The table below presents the maturity of

estimated uninsured time deposits as of 31 December 2023. Where a depositor
holds multiple accounts that

in aggregate are in excess

of a deposit insurance

or protection limit, the

insured amount is
first allocated to the account with the shortest time to

maturity.

USD m

Uninsured time deposits
1
Within 3 months 270,332
3 to 6 months 36,505
6 to 12 months 30,923
Over 12 months 14,441
Total uninsured time deposits as of 31 December 2023 352,202
1 Amounts are estimated based on the methodologies defined in each local jurisdiction. As of 31 December 2023, there were no

US time deposits subject to the FDIC scheme that were in excess of the FDIC insurance limit.

Annual Report 2023 |
Additional regulatory information | UBS Group

AG consolidated supplemental disclosures

required under SEC regulations

416
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
Government bills / bonds

10

0.86

10
Corporate and other

2,151

4.65

72

2.56

2,223
Subtotal as of 31 December 2023

2,161

72

2,233
Debt securities measured at amortized cost
Asset-backed securities

289

1.56

1,569

2.57

6,662

2.87

8,520
Government bills / bonds

4,369

1.97

8,096

2.17

4,005

2.03

2,302

3.78

18,772
Corporate and other

1,433

1.54

12,927

2.27

3,405

2.37

17,765
Subtotal as of 31 December 2023

5,803

21,312

8,979

8,964

45,057
Total as of 31 December 2023

7,964

21,384

8,979

8,964

47,290

Loan portfolio
The

table

below

provides

the

maturity

profile

of

UBS’s

core

loan

portfolio

as

of

31 December

2023.

The

contractual
maturity

is

based

on

carrying

amounts

and

includes

the

effect

of

callable

features.

For

loans

due

after

one

year,

a
breakdown between fixed and adjustable or floating

interest rates is also provided.
USD m 31.12.23
Within 1 year 1 to 5 years 5 to 15 years Over 15 years Total of which: over 1 year
Fixed rate
Adjustable or
floating rate
Private clients with mortgages

42,480

140,574

57,091

28,472

268,616

142,780

83,356
Real estate financing

44,321

36,024

16,992

480

97,817

39,754

13,743
Large corporate clients

14,005

13,778

2,299

2

30,084

5,195

10,884
SME clients

16,665

7,036

2,209

47

25,957

6,349

2,943
Lombard

141,085

14,424

844

1

156,353

10,426

4,843
Credit cards

2,041

0

0

0

2,041

0

0
Commodity trade finance

5,547

180

0

0

5,727

90

90
Ship / aircraft financing

1,197

5,643

2,373

0

9,214

189

7,827
Consumer financing

1,050

1,671

261

0

2,982

1,932

0
Other loans and advances to customers

21,063

15,791

4,096

102

41,052

7,072

12,916
Loans to financial advisors

92

711

1,497

316

2,615

2,524

0
Total

289,547

235,831

87,662

29,419

642,459

216,310

136,602

Allowance for credit losses
For the

years ended

31 December 2023,

31 December 2022

and 31 December

2021, the

ratio of

net charge-offs

(i.e.,
write-offs

of

expected

credit

loss

allowances

to

gross

carrying

amount

of

the

average

loans

outstanding)

during

the
period was not material for

UBS’s core loan portfolio,

both on an overall basis

and on an individual loan

category basis.
Total

write-offs for 31 December 2023 were USD 93m (31 December 2022: USD 95m; 31 December

2021: USD 137m).
Refer to the coverage ratio tables in “Note

10 Financial assets at amortized cost and other positions in scope of expected
credit loss measurement” in

the “Consolidated financial

statements” section of

this report for the

ratio of expected

credit
loss allowances to total loans outstanding at each period end.

Annual Report 2023 |
Appendix

417

Appendix
Alternative performance measures
Alternative performance measures
An alternative

performance measure (an

APM) is

a financial

measure of

historical or

future financial

performance, financial
position

or

cash

flows

other

than

a

financial

measure

defined

or

specified

in

the

applicable

recognized

accounting
standards

or

in

other

applicable

regulations.

A

number

of

APMs

are

reported

in

the

discussion

of

the

financial

and
operating performance

of the

external reports

(annual, quarterly

and other

reports). APMs

are used

to provide

a more
complete picture of operating performance and

to reflect management’s view of

the fundamental drivers of the business
results.

A

definition

of

each

APM,

the

method

used

to

calculate

it

and

the

information

content

are

presented

in
alphabetical order

in the table

below. These

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

Annual Report 2023 |
Appendix

418
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
Fee-pool-comparable revenues (USD)
– the Investment Bank
Calculated as the total of revenues from: merger-and-
acquisition-related transactions; Equity Capital
Markets,

excluding derivatives; Leveraged Capital
Markets, excluding the impact of mark-to-market
movements on loan portfolios; and Debt

Capital
Markets, excluding revenues related to debt
underwriting of UBS instruments.
This measure provides information about the amount
of revenues in the Investment Bank that are
comparable with the relevant global fee pools.
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
Integration-related expenses (USD)
Generally include costs of internal staff

and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does

not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental and directly related to
the integration of Credit Suisse into UBS.
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
Investment products for Personal
Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the sum of investment funds

(including
UBS Vitainvest third-pillar pension funds, as

well as
money market funds), mandates and third-party life
insurance operated in Personal Banking.
This measure provides information about the volume
of investment funds (including UBS Vitainvest

third-
pillar pension funds, as well as money

market funds),
mandates and third-party life insurance operated in
Personal Banking.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized

as
applicable) divided by average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the price charged for lending and
the cost of funding, relative to loan value.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or services.

This measure provides information about the
development of invested assets during a

specific
period as a result of net new asset flows, plus the
effect of interest and dividends.

Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable),
plus interest and dividends, divided by total invested
assets at the beginning of the period.
This measure provides information about the growth
of invested assets during a specific period

as a result
of net new asset flows.

Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating

asset
inflows and outflows, including dividend

and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period.

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
markets or services.

Annual Report 2023 |
Appendix

419
APM label
Calculation

Information content
Net new investment products for
Personal Banking (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and

outflows
of investment products during a specific period.
This measure provides information about the
development of investment products during a specific
period as a result of net new investment product
flows.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees,

as
well as the effects on invested assets of strategic
decisions by UBS to exit markets

or services. Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a

specific
period as a result of net new money flows.
Net new money growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and

outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized as applicable)
divided by total invested assets at the beginning

of
the period.

This measure provides information about the growth
of invested assets during a specific period

as a result
of net new money flows.
Net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying)
(USD)
Calculated by adjusting operating expenses

as
reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating expenses, while excluding items

that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes

are
not representative of the underlying performance of
the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period. Net profit before tax attributable
to shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes

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
1

(%)
Calculated as annualized business division

operating
profit before tax divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on common equity tier 1
capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on leverage ratio denominator,
gross
1

(%)
Calculated as annualized total revenues divided by
average leverage ratio denominator.
This measure provides information about the revenues
of the business in relation to the leverage ratio
denominator.

Annual Report 2023 |
Appendix

420
APM label
Calculation

Information content
Return on tangible equity
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
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
Total revenues (underlying)
(USD)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
›
Refer to the “Group performance” section of this
report for more information
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as the total of the non-recurring portion

of
net fee and commission income, mainly composed

of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net

income
from financial instruments measured at fair value
through profit or loss.
Underlying cost / income ratio (%)
Calculated as underlying operating expenses

(as
defined above) divided by underlying total

revenues
(as defined above).

This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Underlying net profit growth (%)
Calculated as the change in net profit attributable

to
shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.

Net profit
attributable to shareholders from continuing
operations excludes items that management

believes
are not representative of the underlying performance
of the businesses and also excludes related tax
impact.
This measure provides information about profit
growth since the comparison period, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Underlying return on common equity
tier 1 capital
1

(%)
Calculated as annualized net profit attributable to
shareholders divided by average common equity

tier 1
capital. Net profit attributable to shareholders
excludes items that management believes

are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Underlying return on tangible equity
1
(%)
Calculated as annualized net profit attributable to
shareholders divided by average equity attributable

to
shareholders less average goodwill and intangible
assets. Net profit attributable to shareholders excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.
1
Profit or loss information for 2023 includes seven months (June to December 2023, inclusive) of Credit Suisse data for the return measures.
This is a general list of the APMs used in our

financial reporting. Not all of the APMs

listed above may appear in
this particular report.

Annual Report 2023 |
Appendix

421
Information related to underlying return on common equity tier 1 (CET1) capital and underlying return on tangible equity (%)
As of or for the year ended
USD m 31.12.23 31.12.22
Underlying operating profit / (loss) before tax

3,963

8,500
Underlying tax expense / (benefit)

1,194

1,909
NCI

16

32
Underlying net profit / (loss)

2,753

6,559
Underlying net profit / (loss), annualized

2,753

6,559
Tangible equity

78,593

50,609
Average tangible equity

67,435

51,249
CET1 capital

78,485

45,457
Average CET1 capital

65,763

44,856
Underlying return on tangible equity (%)

4.1

12.8
Underlying return on common equity tier 1 capital

4.2

14.6

Annual Report 2023 |
Appendix

422
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
A-IRB

advanced internal ratings-
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

cash-generating unit
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

Dodd–Frank Act Stress Test
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

environmental and social
risk
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
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

Accounting Standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

Annual Report 2023 |
Appendix

423
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

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
P&L

profit or loss
Q
QCCP

Qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

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
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

Annual Report 2023 |
Appendix

424
Information sources

Reporting publications
Annual publications
UBS Group Annual

Report
: Published in

English,

this report provides

descriptions of: the

Group strategy and

performance;
the strategy

and performance

of the

business divisions

and Group Items;

risk, treasury

and capital

management; corporate
governance; the

compensation

framework,

including information

about compensation

for the

Board of

Directors

and
the Group Executive Board members; and financial information,

including the financial statements.

“Auszug

aus

dem

Geschäftsbericht
”:

This

publication

provides

a

German

translation

of

selected

sections

of

the

UBS
Group Annual Report.

Compensation Report
: This report discusses the

compensation framework and provides information about compensation for

the

Board

of

Directors

and

the

Group

Executive

Board

members.

It

is

available

in

English

and

German
(
“Vergütungsbericht
”) and represents a component of the UBS Group Annual

Report.
Sustainability

Report
:

Published

in

English,

the

Sustainability

Report

provides

disclosures

on

environmental,

social

and
governance topics related to the UBS Group. It also provides certain disclosures related to diversity, equity and inclusion.
Quarterly publications

Quarterly

financial

report
:

This

report

provides

an

update

on

performance

and

strategy

(where

applicable)

for

the
respective quarter. It is available in English.
The

annual and

quarterly

publications

are

available

in

.pdf

and

online

formats

at
ubs.com/investors
,

under

“Financial
information.”

Starting

with

the

Annual

Report

2022,

printed

copies,

in

any

language,

of the

aforementioned

annual
publications are no longer provided.

Other information
Website
The “Investor Relations”

website at
ubs.com/investors

provides the following

information about UBS:

results-related news
releases;

financial

information,

including

results-related

filings

with

the

US

Securities

and

Exchange

Commission

(the
SEC); information for

shareholders, including

UBS share

price charts,

as well as

data and dividend

information, and

for
bondholders; the corporate calendar; and presentations by management for investors and financial analysts. Information
is available online in English, with some information also

available in German.
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
UBS files

periodic

reports

with

and submits

other

information

to

the

SEC.

Principal

among

these

filings

is the

annual
report on Form 20-F, filed pursuant to

the US Securities Exchange Act of 1934.

The filing of Form 20-F is structured

as a
wraparound document.

Most sections

of the

filing can

be satisfied

by referring

to the

UBS Group AG

Annual Report.
However, there is

a small

amount of

additional information in

Form 20-F that

is not

presented elsewhere and

is particularly
targeted at readers in the US.

Readers are encouraged to refer to this additional

disclosure. Any document that filed with
the SEC is available on the SEC’s website: sec.gov . Refer to ubs.com/investors for more information.

Annual Report 2023 |
Appendix

425
Cautionary statement

regarding forward-looking statements

|

This report contains

statements that

constitute “forward-looking

statements,” including

but
not limited to management’s

outlook for UBS’s financial performance,

statements relating to the

anticipated effect of transactions

and strategic initiatives on
UBS’s

business and

future

development and

goals

or

intentions to

achieve climate,

sustainability and

other social

objectives. While

these

forward-looking
statements represent

UBS’s judgments,

expectations and

objectives concerning the

matters described,

a number

of risks,

uncertainties and

other important
factors could cause actual developments and results to differ materially from UBS’s expectations. In particular,

terrorist activity and conflicts

in the Middle East,
as well as the continuing Russia–Ukraine

war, may have significant impacts on global markets,

exacerbate global inflationary pressures, and slow

global growth.
In addition,

the ongoing

conflicts may

continue to

cause significant

population displacement,

and lead

to shortages

of vital

commodities, including

energy
shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect
to the Russia–Ukraine war, coordinated successive

sets of sanctions on

Russia and Belarus,

and Russian and Belarusian

entities and nationals, and

the uncertainty
as to whether

the ongoing conflicts will

widen and intensify,

may continue to

have significant adverse effects

on the market and

macroeconomic conditions,
including in

ways that

cannot be

anticipated. UBS’s

acquisition of

the Credit

Suisse Group

has materially

changed our

outlook and

strategic direction

and
introduced new operational challenges. The integration

of the Credit Suisse entities into the UBS structure is expected to take between three and five years and
presents significant

risks, including

the risks that

UBS Group AG

may be unable

to achieve

the cost reductions

and other benefits

contemplated by

the transaction.
This creates significantly greater uncertainty about forward-looking statements. Other factors that may affect our performance and ability to achieve our plans, outlook and other objectives also

include, but are not limited to:

(i) the degree to which UBS is successful

in the execution of its

strategic plans, including its cost
reduction and efficiency initiatives

and its ability to manage

its levels of risk-weighted

assets (RWA) and leverage ratio

denominator (LRD), liquidity

coverage ratio
and other financial resources,

including changes in RWA assets

and liabilities arising from higher

market volatility and the size

of the combined Group; (ii) the
degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions, including as a result of
the acquisition of the Credit Suisse

Group; (iii) increased inflation and interest rate

volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in

which UBS operates or

to which it is

exposed, including movements

in securities prices or liquidity, credit spreads, currency

exchange rates,
deterioration or slow recovery in residential and commercial real estate markets, the effects of economic conditions, including increasing inflationary pressures, market developments, increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of

UBS’s clients and
counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS’s
credit spreads and credit ratings of UBS, Credit Suisse, sovereign issuers, structured credit products or credit-related exposures, as well as availability and cost of funding to

meet requirements

for debt

eligible for

total loss-absorbing

capacity (TLAC),

in particular

in light

of the

acquisition of

the Credit

Suisse Group;
(vi) changes in central

bank policies or

the implementation

of financial legislation

and regulation in

Switzerland, the

US, the UK,

the EU and

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

and liquidity and sharing of

operational costs across the

Group or other measures, and the

effect
these will

or would

have on

UBS’s business

activities; (vii) UBS’s

ability to

successfully implement

resolvability and

related regulatory requirements

and the

potential
need to make further changes to the

legal structure or booking model of

UBS in response to legal and regulatory requirements

and any additional requirements
due to its acquisition of the Credit Suisse Group, or other developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with
sanctions in a timely

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

claims
and regulatory

investigations, including the

potential for

disqualification from

certain businesses, potentially

large fines

or monetary

penalties, or

the loss

of
licenses or privileges as

a result of

regulatory or other governmental sanctions, as

well as the effect

that litigation, regulatory and similar

matters have on the
operational risk component of our RWA, including as a result of its acquisition of the Credit Suisse Group, as well as

the amount of capital available for return
to shareholders; (xiii) the effects on UBS’s business, in particular cross-border banking, of sanctions, tax or regulatory developments and of possible changes in
UBS’s policies

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

and of financial models

generally; (xviii) the occurrence of

operational failures, such as

fraud, misconduct, unauthorized
trading, financial crime, cyberattacks,

data leakage and systems failures,

the risk of which is increased

with cyberattack threats from both

nation states and non-
nation-state actors targeting

financial institutions; (xix) restrictions

on the ability of UBS

Group AG and UBS AG

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
stated capital return objective;

(xxi) uncertainty over the scope

of actions that may

be required by UBS, governments

and others for UBS to

achieve goals relating
to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the possibility of conflict between different
governmental standards and regulatory regimes; (xxii) the ability of UBS to access capital markets; (xxiii) the ability of UBS to successfully recover from a disaster
or other

business continuity

problem due

to a

hurricane, flood,

earthquake, terrorist

attack, war,

conflict (e.g.,

the Russia–Ukraine

war), pandemic,

security
breach, cyberattack, power

loss, telecommunications failure or

other natural or

man-made event, including

the ability to

function remotely during

long-term
disruptions such as the COVID-19 (coronavirus) pandemic; (xxiv) the level of success in the absorption of Credit Suisse, in the integration of the two groups

and
their businesses, and in the execution of the planned strategy regarding cost reduction and divestment of any non-core assets, the existing assets and liabilities of Credit Suisse, the level

of resulting impairments and write-downs, the effect of

the consummation of the integration on the operational results,

share price
and credit

rating of UBS

– delays,

difficulties, or

failure in

closing the transaction

may cause market

disruption and challenges

for UBS

to maintain

business,
contractual and operational relationships;

and (xxv) the effect that these or other

factors or unanticipated events,

including media reports and speculations,

may
have on our

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

US Securities and Exchange Commission (the SEC).
More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG
and UBS AG Annual Reports

on Form 20- F for the year

ended 31 December 2023. UBS

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
Websites |

In this report, any

website addresses are provided

solely for information

and are not intended

to be active links.

UBS is not incorporating

the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com